Form 20-F
period 2001-12-31
TOTAL FINA ELF SA
filed 2002-06-27
CIK 879764

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 1-10888

TOTAL FINA ELF S.A.

(Exact name of Registrant as specified in its charter)

N/A (Translation of registrant’s name into English)	Republic of France (Jurisdiction of incorporation organization)

TOTAL FINA ELF S.A.

2, place de la Coupole
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Shares	New York Stock Exchange*
American Depositary Shares	New York Stock Exchange
Warrants	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

          Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

          705,934,959 Shares, nominal value € 10 each, as of December 31, 2001

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

      Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

CERTAIN TERMS
ABBREVIATIONS
CONVERSION TABLE
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
SELECTED FINANCIAL DATA
ITEM 4. INFORMATION ON THE COMPANY
A.HISTORY AND DEVELOPMENT OF THE COMPANY
B.BUSINESS OVERVIEW
C.ORGANIZATIONAL STRUCTURE
D.PROPERTY, PLANTS AND EQUIPMENT
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.DIRECTORS AND SENIOR MANAGEMENT
B.COMPENSATION
C.BOARD PRACTICES
D.EMPLOYEES
E.SHARE OWNERSHIP
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.MAJOR SHAREHOLDERS
B.RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
B.SIGNIFICANT CHANGES
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
A.MEMORANDUM AND ARTICLES OF ASSOCIATION
B.MATERIAL CONTRACTS
C.EXCHANGE CONTROLS
D.TAXATION
E.DOCUMENTS ON DISPLAY
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. [Reserved]
ITEM 16. [Reserved]
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
STATUTS OF TOTAL FINA ELF S.A.
CONSENT OF BARBIER FRINAULT & AUTRES
CONSENT OF KPMG S.A.

i

		Page

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	86
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	86
Item 15.	[Reserved]	86
Item 16.	[Reserved]	86
PART III
Item 17.	Financial Statements	86
Item 18.	Financial Statements	86
Item 19.	Exhibits	86

* Omitted because item is not applicable

Basis of Presentation

      In general, financial information included in this Annual Report is presented according to French GAAP and accordingly reflects the pooling of interest method for the acquisition of Elf Aquitaine beginning with fiscal year 2000 (Article 215 of Rule 99-02). In addition, we have included certain operational and financial data of TotalFinaElf, including Elf Aquitaine, for 1999 on a pro forma basis, in order to enable us and the reader to make more meaningful comparisons of year-to-year data for the combined company.

Additional Information

      This Annual Report on Form 20-F reports information primarily regarding TotalFinaElf’s business and operations and financial information relating to the fiscal year ended December 31, 2001. For more recent updates regarding TotalFinaElf, you may read and copy any reports, statements or other information TotalFinaElf files with the Securities and Exchange Commission. All of TotalFinaElf’s Securities and Exchange Commission filings made after December 31, 2001 are available to the public at the Securities and Exchange Commission web site at http://www.sec.gov and from certain commercial document retrieval services. Our website at http://www.totalfinaelf.com includes information about our businesses and also includes recent press releases and other publications of TotalFinaElf, including some of our filings with the Securities and Exchange Commission made prior to December 31, 2001. See also “Item 10. Additional Information — Documents on Display”.

CERTAIN TERMS

      Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The total area, expressed in acres, over which TotalFinaElf has interests in exploration or production. “Net acreage” is TotalFinaElf’s interest, expressed in acres, in the relevant exploration or production area.

“ADRs”	American Depositary Receipts evidencing ADSs.

“ADSs”	American Depositary Shares representing the Shares.

“barrels”	Barrels of crude oil, including condensate and natural gas liquids.

“Company”	Total Fina Elf S.A.

“condensate”	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil, including condensate and natural gas liquids.

“Group”	Total Fina Elf S.A. and its subsidiaries and affiliates.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“proved reserves”	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions.

“proved developed reserves”	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“proved undeveloped reserves”	Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

“Shares”	Ordinary shares of the Company, nominal value € 10 each.

“TotalFinaElf ”	Total Fina Elf S.A. and its subsidiaries and affiliates.

ABBREVIATIONS

b	barrel	k	thousand
cf	cubic feet	M	million
boe	barrel of oil equivalent	B	billion
t	metric ton	T	trillion
cm	cubic meter	W	watt
/y	per year	€	euro
/d	per day

CONVERSION TABLE

1 acre	= 0.405 hectares
1 b	= 42 U.S. gallons
1 boe	= 1 b of crude oil	= 5,575 cf of gas in 1999 and 5,446 cf of gas in 2000 5,458 cf of gas in 2001(1)
1 b/d of crude oil	= approximately 50 t/y of crude oil
1 cubic meter	= 35.3147 cf
1 kilometer	= approximately 0.62 miles
1 ton	= 1 t	= 1,000 kilograms (approximately 2,205 pounds)
1 ton of crude oil	= 1 t of crude oil	= approximately 7.5b of crude oil (assuming a specific gravity of 37 API)
1 t of LNG	= approximately 8.9 boe	= approximately 48 mcf of gas
1 Mt/y LNG		= approximately 133 Mcfd

(1)	Natural gas is converted to barrels of oil equivalent using a ratio of cubic feet of natural gas per one barrel. This ratio is based on the actual average equivalent energy content of the Company’s natural gas reserves during the applicable periods, and is subject to change. The tabular conversion rate is applicable to the Company’s natural gas reserves on a group-wide basis.

v

Cautionary Statement Concerning Forward-Looking Statements

      TotalFinaElf has made certain forward-looking statements in this document and in the documents referred to in, or incorporated by reference into, this Annual Report. Such statements are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of TotalFinaElf and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipation synergies, and other information concerning possible or assumed future results of TotalFinaElf, and may be preceded by, followed by, or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.

      Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TotalFinaElf’s future results and stockholder value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TotalFinaElf’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalFinaElf does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

      You should understand that various factors, in addition to those discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TotalFinaElf and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TotalFinaElf, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	the success of the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TotalFinaElf;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TotalFinaElf;

•	the ability of TotalFinaElf to successfully complete the integration of its operations with Elf Aquitaine and PetroFina and to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TotalFinaElf;

•	the ability to generate cash flows or obtain financing to fund growth and the cost of such financing;

•	the ability to obtain regulatory approvals;

•	the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions, and trade and regulatory matters;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TotalFinaElf; and

•	the risk that TotalFinaElf will inadequately hedge the price of crude oil and finished products.

      For additional factors, you should read the information set forth under “Item 3. Risk Factors,” “Item 4. Information on the Company — Other Matters,” and “Item 5. Operating and Financial Review and Prospects.”

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable

ITEM 3.     KEY INFORMATION

SELECTED FINANCIAL DATA

      The following table presents selected consolidated financial data for TotalFinaElf for the five-year period ended December 31, 2001. The historical financial statements of TotalFinaElf for this period, from which the financial data presented below for such period are derived, have been examined by Barbier Frinault & Autres (Ernst & Young Network), independent public accountants and the Company’s auditors. All such data should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere herein.

      The presentation of financial information for 1999, 2000 and 2001 is made on the following basis: Pursuant to Article 215 of the 99-02 Rule of French Accounting Rule Committee, the Total/ PetroFina and TotalFina/Elf Aquitaine combinations have been treated as a pooling of interests under French generally accepted accounting principles (“French GAAP”). Under generally accepted accounting principles applicable in the United States (“U.S. GAAP”):

•	only the Company excluding PetroFina is reflected in the first quarter of 1999 since such quarter pre-dates the Total/ PetroFina combination.

•	the equity method is utilized in the second quarter of 1999 to reflect the initial contribution of 41% of PetroFina’s outstanding shares.

•	the full consolidation of the Company and PetroFina upon acquisition of 98.76% of PetroFina’s outstanding shares is reflected in the third and fourth quarters of 1999.

•	the consolidation of Elf Aquitaine as of December 31, 1999 permitted under French GAAP would not be permitted since the Company was precluded from exercising control over Elf Aquitaine until the European Commission’s final decision in February 2000.

•	the full consolidation of TotalFina and Elf Aquitaine is reflected as from January 1, 2000, based on the proximity of the European Commission’s final decision to that accounting date.

•	The Company completed further exchange offers in the second half of 2000 on shares of Elf Aquitaine and of PetroFina leading to a decrease in minority interests in the fourth quarter 2000 (Elf Aquitaine being owned at 99.4% and PetroFina at 99.6% as of December 31, 2000 and 2001).

Selected Consolidated Financial Data

	As of and for the year ended December 31,

	2001(1)	2001	2000	1999	1998	1997

	(in millions, except per share data)
INCOME STATEMENT DATA
Amounts in accordance with French GAAP
Sales	$93,733	€105,318	€114,557	€42,178	€24,333	€29,131
Operating income	11,371	12,777	14,213	2,804	1,489	1,993
Net income	6,816	7,658	6,904	1,520	886	1,160
Earnings per share(2)	9.83	11.05	9.76	4.32	3.61	4.73
Reconciliation between French GAAP and U.S. GAAP(3)
Net income	$6,816	€7,658	€6,904	€1,520	€886	€1,160
Difference between replacement cost and FIFO(4)	(1,227)	(1,379)	844	933	(132)	(141)
Other differences	(897)	(1,008)	(2,110)	(252)	(1)	(20)
Net income-U.S. GAAP	4,692	5,271	5,638	2,201	752	999
Basic earnings per share	6.88	7.73	8.07	7.26	3.13	4.13
CASH FLOW STATEMENT DATA(5)
Amounts in accordance with French GAAP
Cash flows provided by operating activities	$10,950	€12,303	€13,389	€3,395	€2,528	€2,422
Investments(6)	9,404	10,566	8,339	4,950	3,250	3,454
BALANCE SHEET DATA
Amounts in accordance with French GAAP (including Elf Aquitaine for 1999)
Total assets	$78,854	€88,600	€85,174	€79,254	€23,165	€22,982
Long-term debt	9,937	11,165	11,509	10,172	3,647	3,458
Minority interest	799	898	755	1,481	240	245
Shareholders’ equity	30,199	33,932	32,401	27,669	10,346	10,158
Amounts in accordance with U.S. GAAP
Shareholders’ equity	$63,421	€71,260	€73,355	€67,944	€9,672	€10,089
DIVIDENDS
Dividend per share	$3.53 (7)	€3.80	€3.30	€2.35	€2.00	€1.98

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on December 31, 2001 of $0.89 per € 1.00 except for dividend per share amount.

(2)	Earnings per share amounts was computed based on the fully-diluted weighted average number of shares of 693,180,285 in 2001, 707,121,871 in 2000, 351,447,045 in 1999, 245,674,784 in 1998 and 245,126,588 in 1997.

(3)	For information concerning the differences between French GAAP and U.S. GAAP, see Note 3 of the Notes to the Consolidated Financial Statements included elsewhere herein.

(4)	For information concerning the difference between replacement cost and FIFO, see Note 1-H of the Notes to the Consolidated Financial Statements included elsewhere herein.

(5)	See Consolidated Statements of Cash Flow included in the Consolidated Financial Statements included elsewhere herein.

(6)	Consists of capital expenditures, exploration costs, subsidiaries acquired and licenses granted.

(7)	Translated solely for convenience into dollars at the Noon Buying Rate on May 31, 2002 of $0.93 per € 1.00.

EXCHANGE RATE INFORMATION

      On January 1, 1999, eleven of the fifteen members of the European Union established fixed conversion rates between their existing local currencies and the euro, and adopted the euro as their common legal currency. On that date, the euro became available for currency trading on currency exchanges and non-cash transactions. The existing local currencies were scheduled to remain legal tender from January 1, 1999 through January 1, 2002 (the “transition period”). During the transition period, public and private parties were able to pay for goods and services using either the euro or the local currency. Beginning on January 1, 2002, euro-denominated notes and coins were issued for cash transactions. The Company has taken steps to ensure euro compliance in its accounting and information technology systems.

      For additional information regarding the introduction of the euro and the effects of currency fluctuations on TotalFinaElf’s results, see “Item 5. Operating and Financial Review and Prospects.”

      Most currency amounts in this Annual Report on Form 20-F are expressed in euros (“euros” or “€”) or in United States dollars (“dollars” or “$”). For the convenience of the reader, this Annual Report on Form 20-F presents certain translations into dollars of certain euro amounts. Unless otherwise stated, the translation of euros to dollars has been made at the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by The Federal Reserve Bank of New York (the “Noon Buying Rate”) for December 31, 2001, of $ 0.89 per € 1.00 (or € 1.12 per $ 1.00). Furthermore, unless otherwise stated, the translation of French francs (“francs” or “FRF”) into euros has been made at the rate of FRF 6.55957 to € 1.00 (or € 0.1525 to 1 FRF), as such exchange rate was permanently fixed on December 31, 1998.

      The following tables set out the average dollar/franc exchange rate for 1997 and 1998, based on the Noon Buying Rate expressed in francs per $ 1.00 and the average euro/dollar exchange rate for 1999 through 2001, based on the Noon Buying Rate expressed in dollars per € 1.00. Such rates are not used by TotalFinaElf in preparation of its Consolidated Financial Statements included elsewhere herein. No representation is made that the franc or euro could have been converted into dollars at the rates shown or at any other rates for such periods or at such dates.

Dollar/Franc Exchange Rates

Year	Average Rate(1)

1997	FRF 5.84
1998	5.90

Euro/Dollar Exchange Rates

Year	Average Rate(1)

1999	$1.06
2000	0.92
2001	0.89

(1)	The average of the Noon Buying Rate for French francs, euros or U.S. dollars, as the case may be, on the last business day of each full month during the relevant year.

     The table below shows the high and low euro/dollar exchange rates for the previous six months based on the Noon Buying Rate expressed in dollar per € 1.00.

Euro/Dollar Exchange Rates

Period	High	Low

December 2001	0.90	0.88
January 2002	0.90	0.86
February 2002	0.88	0.86
March 2002	0.88	0.87
April 2002	0.90	0.88
May 2002	0.90	0.94

      The Noon Buying Rate on May 31, 2002 for the dollar against the euro was $0.93 per € 1.00.

RISK FACTORS

LEGAL AND INDUSTRIAL RISKS

Regulation of Exploration and Production Activities

      TotalFinaElf’s exploration and production activities are conducted in many different countries and are therefore subject to an extremely broad range of legislation and regulations. These cover virtually all aspects of exploration and production activities, including matters such as land tenure, production rates, royalties, pricing, environmental protection, export, taxes and foreign exchange. The terms and conditions of the leases, licenses and contracts under which these oil and gas interests are held vary from country to country. These leases, licenses and contracts are generally granted by or entered into with a government entity or state company and are sometimes entered into with private property owners. These arrangements usually take the form of licenses or production sharing agreements.

      Licenses (or concessions) give the holder the right to explore for and exploit a commercial discovery. Under a license, the holder bears the risk of exploration, development and production activities and provides the financing for these operations. In principle, the license holder is entitled to all production minus any royalties that are payable in kind. A license holder is generally required to pay production taxes or royalties, which may be in cash or in kind. In addition, in certain cases the government entity or state company may acquire a participation in the concession. In a few cases, the government entity or state company has an option to purchase a certain share of production.

      Production sharing agreements entered into with a government entity or state company generally obligate TotalFinaElf to provide all the financing and bear the risk of exploration and production activities in exchange for a share of the production remaining after royalties, if any. Usually, a fixed or variable percentage of this production is reserved for the recovery of TotalFinaElf’s cost (cost oil) and the remainder (profit oil) is shared with the government entity or state company on a fixed or volume-dependent basis. The right of TotalFinaElf to recover cost oil is limited in certain cases by a requirement that the cost oil not exceed a maximum percentage of production. This right is also limited in certain cases by a requirement that TotalFinaElf’s costs be amortized over a specified period of time.

      In addition, TotalFinaElf’s profit margin may also be limited in the event of an increase in oil price due to additional payment obligations. In some cases, the government entity or state company will participate in the rights and obligations of TotalFinaElf and will share in the costs of development and production. Such participation can be across the venture or be on a per field basis.

      In certain countries, separate licenses are required for exploration and production activities and, in certain cases, production licenses are limited to a portion of the area covered by the exploration license. Both exploration and production licenses are generally for a specified period of time (except for production licenses in the United States which remain in effect until production ceases). The term of TotalFinaElf’s licenses and the extent to which these licenses may be renewed vary by area.

      TotalFinaElf is required in certain countries to relinquish a portion of the acreage covered by a license as a condition to obtaining a renewal of the license. TotalFinaElf may also be required in certain countries to relinquish acreage (or to surrender a license) under other circumstances. These circumstances, which vary by area, may include the failure to obtain a production license within a specified period of time or the failure to have a field development plan approved within a specified period of time. TotalFinaElf believes that these requirements have not materially affected its operations.

      In general, TotalFinaElf is required to pay income tax on income generated from production activities (whether under a license or production sharing agreement). In addition, depending on the area, TotalFinaElf’s production activities may be subject to a range of other taxes, levies and assessments, including special petroleum taxes and revenue taxes. The taxes imposed upon oil and gas production profits and activities may be substantially higher than those imposed on other businesses.

Risks Related to Political and Economic Factors

      The oil industry is subject to regulation and intervention by governments throughout the world in such matters as:

•	the award of exploration and production interests,

•	the imposition of specific drilling obligations,

•	environmental protection controls,

•	price controls,

•	control over the development and abandonment of a field (including restrictions on production),

•	restrictions, requirements or sanctions imposed on companies because of ownership, affiliations or operations in certain foreign countries, and

•	possible nationalization, expropriation or cancellation of contract rights.

      The oil industry is also subject to the payment of royalties and taxation, which tend to be high compared with those imposed in respect of other commercial activities. In particular, substantial portions of TotalFinaElf’s oil reserves are located in countries outside the European Union and North America, certain of which may individually be considered politically and economically unstable. These reserves and the related operations are subject to certain risks, including:

•	increases in taxes and royalties,

•	the establishment of production and export limits,

•	the renegotiation of contracts,

•	the nationalization or renationalization of assets,

•	other risks relating to changes in local government regimes and policies and resulting changes in business customs and practices,

•	payment delays,

•	currency exchange restrictions, and

•	losses and impairment of operations by actions of insurgent or terrorist groups.

      TotalFinaElf, like other major international oil companies, attempts to conduct its business and financial affairs so as to protect against such political and economic risks. However, because the requirements imposed by such laws and regulations are frequently changed and actions by insurgent or terrorist groups cannot be anticipated, there can be no assurances that such events will not adversely affect TotalFinaElf.

      In August 1996, the United States adopted the Iran and Libya Sanctions Act (the “Sanctions Act”). The Sanctions Act requires the President of the United States to impose two or more of certain enumerated sanctions on any person or company, regardless of nationality, that makes investments in Iran of $20 million or more, or in Libya of $40 million or more, that directly contribute to the enhancement of Iran’s or Libya’s ability to develop their respective petroleum resources. TotalFinaElf has engaged in certain activities in Iran and Libya. In May 1998, the U.S. Department of State issued its determination that the investment made by TotalFinaElf, Gazprom and Petronas in Iran’s South Pars gas and condensate field constituted activity covered by the Sanctions Act, and, at the same time, communicated its decision to waive sanctions under section 9(c) of the Sanctions Act with respect to such investment. The waiver only applies to certain of TotalFinaElf’s activities in the South Pars field, and does not address TotalFinaElf’s other activities in Iran and Libya. The Sanctions Act was renewed for an additional 5 year period in August 2001. TotalFinaElf cannot predict future interpretations, or the implementation policy, of the U.S. Government regarding TotalFinaElf’s other investments that are covered by the Sanctions Act.

      Relative to the Group’s 2001 results, the financial impact stemming from the recent devaluation of the Argentine peso is not material and has not resulted in a financial charge. However, the evolution of the situation in Argentina could have a material effect on the Group’s business in that country, which is limited as compared to the scale of the Group.

Risks Related to Oil and Gas Exploration and Production

      Oil and gas exploration and production require high levels of investment and have particular economic risks and opportunities. These activities are subject to risks relating to the physical characteristics of an oil and gas field. These operating hazards may include crude oil and natural gas blowouts, explosions, encountering formations with abnormal pressures, cratering and crude oil spills and fires, any of which could result in damage to or destruction of crude oil and natural gas wells, destruction of production facilities, damage to life or property, suspension of operations, environmental damages and possible liability to TotalFinaElf. In accordance with customary industry practices, TotalFinaElf maintains insurance against some, but not all, of such risks and some, but not all, of such losses.

      These activities also involve uncertainties relating to estimating quantities of proven and potential reserves and the capabilities of production facilities as well as uncertainties about the ability to control unit costs in exploration, production, refining and marketing. A high degree of risk of loss of invested capital exists in almost all exploration and development activities that TotalFinaElf undertakes. No assurance can be given that crude oil or natural gas will be discovered to replace reserves currently being developed, produced and sold, or that if crude oil or natural gas reserves are found, they will be of a sufficient quantity to enable TotalFinaElf to recover the substantial sums of money incurred in their acquisition, discovery and development.

      Developing oil fields, construction and drilling activities are subject to numerous risks, including the risk that no commercially productive crude oil or natural gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain. TotalFinaElf’s operations may be curtailed, delayed or cancelled as a result of numerous factors including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment.

Risks Related to Downstream and Chemicals Operations

      TotalFinaElf’s downstream and chemicals businesses are subject to significant governmental regulation, particularly in the areas of antitrust and competition regulation, environmental protection and industrial safety. Operational risks can vary widely in nature, insofar as they arise in diverse sectors of activity, such as refining and petrochemicals, intermediate chemicals, and performance and specialty chemicals. Among these operational risks are the risks of explosions or fires involving hydrocarbons or petroleum or chemical products. Likewise, the nature of operational risks arising from transportation depends not only on potential hazards from the type of product transported but also on the means of transportation employed (such as pipelines, shipping whether by sea or river, rail or road), and the quantities of product involved.

      TotalFinaElf seeks to minimize the risks inherent in these activities by putting in place a dedicated internal organization, systems of quality management, and safety and environmental management systems, and by conducting rigorous audits and maintaining a pro-active investment program. In addition, taking into account the wide variety of products transported, the chemicals branch seeks to ensure that its products are stocked, conditioned, handled and transported under the best safety conditions available, using service providers selected according to criteria established by professional organizations.

      TotalFinaElf maintains insurance against some of such risks and losses, but our insurance will not be adequate to cover all potential hazards inherent in these businesses. In addition, our refining and chemicals activities are subject to wide fluctuations in supply and demand in various markets, resulting in earnings volatility. Some of our products are also subject to commercial risk from product liability claims, such as claims regarding defective products.

      Although we believe that any reasonably forseeable costs and liabilities associated with the foregoing matters will not have a material adverse effect on our consolidated financial position, results of operation or liquidity, there can be no assurance that such costs and liabilities would not have an adverse effect on our business and operations in the future.

Grande Paroisse

      An explosion occurred at one of Grande Paroisse’s industrial site in Toulouse, France on September 21, 2001. Grande Paroisse, an indirect 79.85% held subsidiary of the Company, is principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the deaths of 30 people and injuries to many others. Significant damage was inflicted on a portion of the City of Toulouse. All production activity immediately ceased and the site was placed under a strict security regime.

      Investigations regarding the cause of the explosion are still underway. Pursuant to Article 1384 paragraph 1 of the French civil code, Grande Paroisse is presumed to bear sole liability in the first instance, creating an obligation on Grande Paroisse to bear the entire obligation to indemnify damage to third parties (e.g., physical, material and other) caused by the explosion, unless this presumption is ultimately refuted. At this preliminary stage of the proceedings, the Group estimates that the amount of third party claims could reach approximately 1.8 B€, exceeding by 0.95 B€ the Group’s 0.85 B€ civil liability insurance coverage. A pre-tax charge of 941 M€ was registered in the accounts of the Company, with a resulting impact on Net Income for fiscal year 2001 of 597 M€. In April 2002, following several months of study and discussion, the Group decided it would not be practicable to reopen its Toulouse site. An additional pre-tax provision in the amount of 153 M€ (after tax amount of 102 M€) was accrued in the consolidated financial statements for the fiscal quarter ended March 31, 2002.

Antitrust Investigations

      During 2000, Atofina Chemicals, Inc., a U.S. affiliate of the Company, became the subject of an investigation by the United States Department of Justice (“DOJ”), following the issuance of three subpoenas issued by a grand jury empanelled by the United States District Court of the Northern District of California, regarding certain practices in the chemical industry, to determine whether such practices were in violation of civil and/or criminal laws. A similar investigation covering practices of Atofina S.A. relating to certain chemical products was commenced in 2000 by the European commission. In early 2002, Atofina S.A. entered into a settlement with the DOJ pursuant to which it agreed to pay a fine of $8.5 M. Moreover, three of the employees of Atofina S.A. are the subject of criminal proceedings. Certain companies within the Group have become the subject of civil proceedings.

      While it is not feasible to predict the outcome of the pending claims, proceedings, and investigations described above in connection with Grande Paroisse and Atofina with certainty, management is of the opinion that their ultimate disposition should not have a material adverse effect on the Company’s financial position, cash flows, or results of operations.

Risks Related to the Environment

      TotalFinaElf is subject to extensive environmental laws and regulations concerning land use, air emissions, discharges to waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Although environmental laws and regulations have an increasing impact on TotalFinaElf’s operations in almost all of the countries in which it operates, it is impossible to predict accurately the effect of future developments in such laws and regulations on TotalFinaElf’s future earnings and operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of TotalFinaElf, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. However, TotalFinaElf does not currently expect any material adverse effect upon its consolidated financial position as a result of compliance with such laws and regulations.

Sinking of the Erika Tanker

      In 2001, following the sinking of the Erika petroleum tanker which was transporting products belonging to the Group, the Company continued, and nearly completed, the cleaning of the coastline, acting through the Atlantic Coast Task Force. The treatment of the waste removed during the cleaning process required the construction of an industrial treatment center. The perfection of the treatment process has been delayed due to the need to perform some additional technical studies. It is anticipated that it will take about one year to finish treating the waste.

      TotalFinaElf, as a legal entity, as well as five of its employees, have become the subject of a criminal investigation undertaken by a Paris criminal court (Tribunal de Grande Instance de Paris) of the sinking and the resulting pollution. This investigation is still underway. TotalFinaElf believes that the accusations against it and its employees are without merit both in fact and in law.

Insurance Practices

      The Group maintains insurance coverage relating principally to industrial risks, civil liability and other risks and liabilities pertaining to its businesses in amounts and of a nature management believes are adequate. Primary coverage is either retained, in the form of deductibles or self insurance, or purchased from internationally recognized insurance companies.

Other Risks

Risks Related to Competition

      There is strong competition both within the oil industry and with other industries in supplying the energy needs of industry and consumers. TotalFinaElf encounters strong competition from other major oil companies in acquiring properties and leases for the exploration for, and production of, crude oil and natural gas. Competition is particularly intense with respect to the acquisition of desirable undeveloped crude oil and natural gas properties.

Risks Related to Integration of PetroFina and Elf Aquitaine

      TotalFinaElf has substantially increased its operations through the combinations with PetroFina and Elf Aquitaine in 1999 and 2000, respectively. These transactions have required and will require TotalFinaElf to integrate businesses that have previously been operated separately and that together are substantial in scope and size relative to its historic activities. TotalFinaElf has already realized a large portion of the expected synergies from the integration of these activities and continues to pursue integration successfully. However, there can be no assurance that all of the expected cost savings, synergies and operational improvements will be realized.

ITEM 4.     INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

      TotalFinaElf, a French société anonyme, together with its subsidiaries and affiliates, is one of the five largest publicly-traded integrated oil and gas companies in the world with operations in more than 120 countries. The Company was incorporated on March 28, 1924 and has a duration until March 22, 2099, unless earlier dissolved or extended to a later date. TotalFinaElf engages in all aspects of the petroleum industry, including upstream operations (oil and gas exploration, development and production); downstream operations (refining and marketing); and the trading and shipping of crude oil and petroleum products. TotalFinaElf also produces Petrochemicals and plastics, Intermediates and performance polymers and Specialty chemicals for industrial and consumer use. In addition, TotalFinaElf has interests in coal mining and in cogeneration and electricity sectors. Until June 1999, the Company operated under the name Total. From June 1999 to March 2000, the Company operated under the name TotalFina.

      The Company began its upstream operations in the Middle East in 1924. Since that time, the Company has grown and expanded its operations worldwide. Most notably, in early 1999 the Company acquired control of PetroFina S.A. (“PetroFina” or “Fina”) and in early 2000, the Company acquired control of Elf Aquitaine S.A. (“Elf Aquitaine” or “Elf”), following which the Company changed its name to Total Fina Elf S.A. The Company currently owns 99.4% of Elf Aquitaine shares and, since early 2002, 100% of PetroFina shares.

      The Company’s strategy is to grow and to improve the profitability of its upstream segment; to reinforce its position as one of the leaders in the worldwide natural gas and LNG markets; to consolidate its position in the European downstream business, while developing its interests in rapidly growing markets (such as the Mediterranean Basin, Africa and Far East); and to rationalize its chemicals portfolio giving priority to improving profitability, expanding petrochemical operations and growing selectively Intermediates and Specialties.

      The Company’s principal address is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France; its telephone number is 33.1.47.44.45.46 and its website address is www.totalfinaelf.com.

Basis of Presentation

      In general, financial information included in this Annual Report is presented according to French GAAP and accordingly reflects the pooling of interest method for the acquisition of Elf Aquitaine beginning with fiscal year 2000 (Article 215 of Rule 99-02). In addition, we have included operational and financial data of TotalFinaElf, including Elf Aquitaine, for 1999 on a pro forma basis, in order to enable us and the reader to make more meaningful comparisons of year-to-year data for the combined company.

B.  BUSINESS OVERVIEW

      TotalFinaElf’s worldwide operations are conducted through three business segments:

•	Upstream,

•	Downstream,

•	Chemicals.

      The Upstream segment includes exploration, development and production activities, as well as TotalFinaElf’s coal and gas and power operations. The Downstream segment sells substantially all of the crude oil produced by TotalFinaElf, purchases most of the crude oil required to supply TotalFinaElf’s refineries, operates refineries and markets petroleum products worldwide through both retail and non-retail activities, and conducts TotalFinaElf’s bulk trading. The Chemicals segment includes Petrochemicals and plastics, which are linked to TotalFinaElf’s refining activities, Intermediates and performance polymers, as well as Specialties, which include rubber processing, resins, paints, adhesives and electroplating.

UPSTREAM

Overview of Upstream Activities

      TotalFinaElf’s Upstream segment conducts all of the exploration and production activities. In 2001, this segment conducted exploration and production activities in 45 countries and produced hydrocarbons in 29 countries. (See “Presentation of Activities by Geographic Area” below.) The Company’s dual objectives for the Upstream segment are to sustain continued growth and to increase profitability by concentrating primarily on large-scale, low-cost projects.

      The Upstream segment also includes the Company’s gas and power activities and manages the Company’s interests in LNG and LPG processing plants. A strategic focus of the Upstream segment is to emphasize natural gas along its entire value chain, including development and production in the field, liquefaction, transportation, marketing, and power generation.

      The table below presents selected financial information for TotalFinaElf’s Upstream segment for the last three years.

UPSTREAM SEGMENT FINANCIAL DATA(1)

	For the Year Ended December 31,

			1999
	2001	2000	pro forma

	(in millions of euros)
Total segment sales (including sales to other segments)	26,937	26,077	14,178
Operating income excluding non-recurring items	9,022	10,113	4,119

(1)	See Note 4 of the Notes to the Consolidated Financial Statements included in this Annual Report for more detailed information on the Upstream segment and a geographical breakdown.

Exploration and Development

      TotalFinaElf evaluates exploration opportunities based on a variety of geological, technical, political and economic factors (including taxes and concession terms), as well as projected oil and gas prices. Discoveries and extensions of existing discoveries accounted for approximately 57% of the 3,852 Mboe added to the Upstream segment’s net proved reserves during the pro forma three-year period ended December 31, 2001 (before deducting production and acquisitions/ sales of reserves in place during this period).

      Unless otherwise indicated, references to TotalFinaElf’s proved reserves, proved developed reserves, proved undeveloped reserves and production are to TotalFinaElf’s share of such reserves or production (net of any crude oil or natural gas taken by third parties as royalties in kind). Only the amount of TotalFinaElf’s net proved reserves of crude oil that are estimated to be recoverable during the remaining terms of the appropriate concessions or production sharing agreement have been included, without taking into account any possible renewals of such concessions or agreements.

      TotalFinaElf had an active exploration program in 2001. Exploration expenditures in 2001 were 770 million euros. Recent operations have been carried out in Norway, the United Kingdom, Nigeria, Angola, Congo, Gabon, Libya, Canada, the United States, Indonesia, Pakistan, Brazil, Venezuela, Colombia, Argentina, Bolivia, Trinidad, Barbados, Kazakhstan and Azerbaijan.

      Development costs of the Upstream segment for its proved reserves amounted to approximately 4.1 B€, 4.1 B€, and 3.8 B€, during 2001, 2000 and 1999 (pro forma), respectively. Development activities were carried out principally in the United Kingdom, Angola, Venezuela, France, Norway, the Netherlands, Nigeria, Congo, Gabon, Libya, Iran, Syria, Yemen, the United States, Indonesia, Thailand, Argentina, Colombia, Bolivia.

Reserves

      At December 31, 2001, TotalFinaElf’s combined proved reserves of crude oil and natural gas were 10,978 Mboe (of which 53% were proved developed reserves and 47% proved undeveloped reserves). Crude oil and condensates represented approximately 63% of these reserves and natural gas 37%. These reserves are located principally in Europe (Norway, United Kingdom, the Netherlands, France, and Italy), Africa (Nigeria, Angola, Algeria, Congo, Gabon, Libya, and Cameroon), the Far East (Indonesia, Thailand, Myanmar and Brunei), North America (United States), and other regions of the world including the Middle East (United Arab Emirates, Oman, Iran, Qatar, Syria, and Yemen) and other countries (Venezuela, Argentina, Bolivia, Colombia, and Russia).

      The table below sets forth the amount of TotalFinaElf’s worldwide proved reserves as of the dates indicated (including both developed and undeveloped reserves).

NET PROVED RESERVES(1)

	Liquids	Natural gas	Combined
	(Mb)	(Bcf)	(Mboe)

December 31, 1999 (pro forma)	6,868	20,253	10,455
Percent change from December 31, 1998	9.6%	6.1%	8.7%
December 31, 2000	6,960	20,705	10,762
Percent change from December 31, 1999	1.3%	2.2%	2.9%
December 31, 2001	6,961	21,929	10,978
Percent change from December 31, 2000	0%	5.9%	2.0%

(1)	Includes TotalFinaElf’s proportionate share of the net proved reserves of equity affiliates and two companies (Oman LNG and Abu Dhabi Liquefaction Company) accounted for by the cost method. See “Supplemental Oil and Gas Information (Unaudited)” included elsewhere herein.

     Proved reserves are estimated using geological and engineering data to determine whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. This process involves making subjective judgments; consequently, measures of reserves are not precise and are subject to revision. TotalFinaElf’s oil and gas reserves are reviewed annually to take into account, among other things, production levels, field reassessments, the addition of new reserves from discoveries and acquisitions, dispositions of reserves and other economic factors. TotalFinaElf’s worldwide net proved reserves include the proved reserves of its consolidated subsidiaries as well as its proportionate share of the proved reserves of equity affiliates and two companies accounted for by the cost method. For further information concerning TotalFinaElf’s net proved reserves at December 31, 2001, 2000, and 1999, see “Supplemental Oil and Gas Information (Unaudited)” included elsewhere herein.

      For information regarding TotalFinaElf’s estimate of the Upstream segment’s net proved developed and undeveloped liquids and natural gas reserves, set forth by geographic area, at December 31, 2001, 2000, and 1999, see the tables set forth in “Supplemental Oil and Gas Information (Unaudited)” included elsewhere herein.

Production

      The Upstream segment’s average daily production of liquids and natural gas grew by 3.4% to 2,197 kboe/d in 2001 compared to 2,124 kboe/d in 2000. Liquids accounted for approximately 66% and natural gas accounted for approximately 34% of the segment’s combined liquids and natural gas production in 2001 on an oil equivalent basis.

      The table below sets forth by geographic area the Upstream segment’s average daily production of crude oil and natural gas for each of the last three years. In those countries where TotalFinaElf operates pursuant to a production sharing contract, TotalFinaElf’s production represents the quantities available to TotalFinaElf under those contracts.

PRODUCTION BY GEOGRAPHIC AREA

	2001		2000		1999 pro forma

	Liquids	Natural Gas	Liquids	Natural Gas	Liquids	Natural Gas
	(kb/d)	(Mcf/d)	(kb/d)	(Mcf/d)	(kb/d)	(Mcf/d)

Europe	417	1,852	398	1,786	412	1,712
France	11	181	12	183	13	168
Italy	1	3	1	8	—	8
Netherlands	1	402	1	410	2	377
Norway	257	508	243	458	227	410
United Kingdom	147	758	141	727	170	749
Africa	540	369	560	332	574	139
Algeria	49	208	51	191	47	102
Angola	96	—	94	—	104	—
Cameroon	16	—	16	—	20	—
Congo	110	—	121	—	114	—
Congo (DR)	—	—	2	—	3	—
Gabon	105	8	119	8	146	8
Libya	20	—	20	—	21	—
Nigeria	144	153	137	133	119	29
North America	7	221	9	240	13	257
Canada	—	—	—	—	0	5
United States	7	221	9	240	13	252
Far East	24	1,114	26	966	28	856
Indonesia	18	739	20	689	23	633
Thailand	5	195	5	184	5	194
Myanmar	—	129	—	42	—	2
Brunei	1	51	1	51	—	27
Rest of World	208	283	172	250	189	211
Middle East	100	—	92	—	93	—
Iran	22	—	16	—	19	—
Qatar	17	—	18	—	18	—
Syria	32	—	26	—	21	—
U.A.E.	19	—	21	—	27	—
Yemen	10	—	11	—	8	—
South America	102	283	74	250	95	211
Argentina	15	243	14	232	18	209
Bolivia	0	15	—	—	—	—
Colombia	54	25	51	18	66	2
Venezuela	33	—	9	—	11	—
Other	6	—	6	—	1	—
Russia	6	—	6	—	1	—
Total consolidated production	1,196	3,839	1,165	3,574	1,216	3,175

	2001		2000		1999 pro forma

	Liquids	Natural Gas	Liquids	Natural Gas	Liquids	Natural Gas
	(kb/d)	(Mcf/d)	(kb/d)	(Mcf/d)	(kb/d)	(Mcf/d)

Equity and non-consolidated affiliates
Africa	9	—	8	—	10	—
Middle East	249	222	260	184	241	147
Rest of the world	—	—	—	—	1	—
Total equity and non-consolidated affiliates	258	222	268	184	252	147
Worldwide production	1,454	4,061	1,433	3,758	1,468	3,322

      Consistent with industry practice, TotalFinaElf often holds a percentage interest in its acreage, with the balance being held by other joint venture partners (which may include other oil companies, state oil companies or government entities). TotalFinaElf frequently acts as operator on acreage in which it holds an interest. See “Presentation of Activities by Geographic Area” below for descriptions of the principal producing fields of the Upstream segment.

      Substantially all of the crude oil production of the Upstream segment is sold to the Downstream segment, which in turn uses a portion in downstream operations and markets a portion of the production to customers throughout the world. See “Downstream — Trading and Supply”.

Sales of Natural Gas

      The majority of TotalFinaElf’s natural gas production is sold under long-term contracts; however, its North American production and part of its United Kingdom and Argentine production is sold mainly on a spot basis. The long-term contracts under which TotalFinaElf sells its natural gas and LNG production usually provide for a price related to, among other factors, average crude oil and other petroleum product prices. Although the price of LNG tends to fluctuate in line with crude oil prices, there is a delay before changes in crude oil prices are reflected in long-term natural gas prices. Because of the relation of the contract price of natural gas and crude oil prices, contract prices are not generally affected by short-term market fluctuations in the spot price of natural gas.

PRESENTATION OF ACTIVITIES BY GEOGRAPHIC AREA

      The table below sets forth by geographic area TotalFinaElf’s principal producing fields, the year in which TotalFinaElf’s activities commenced, the type of the production, and whether TotalFinaElf is operator of the field.

UPSTREAM

Main producing fields
at December 31, 2001

	Year of entry	Main Group-operated fields in	Main non-Group-operated fields in	Liquids
	into the country	production (Group share %)(1)	production (Group share %)	or Gas

Europe
France	1939	Lacq (100%)		L, G
Netherlands	1964	Zuidwal (42.2%)		G
		Leeuwarden (92.8%)		G
		Harlingen (92.8%)		G
		L7 (56.2%)		G
		K6 (44.3%)		G
		L4a (55.6%)		G
		F15aA (32.5%)		G
		K4a (50%)		G
		K5a-K4b (26%)		G
		J3a (30%)		G
			Markham unitised field (14.7%)	G
Norway	1965	Froy (40%)		L, G
		Frigg (37.8%)		G
			Heimdal (26.3%)	G
			Ekofisk (39.9%)	L, G
			Eldfisk (39.9%)	L, G
			Oseberg (8.7%)	L, G
			Veslefrikk (18%)	L
			Troll (3.7%)	L, G
			Aasgard (7.7%)	L, G
			Snorre (5.95%)	L
			Valhall (15.7%)	L
			Sleipner (9.41%)	G
			Tordis (5.6%)	L
			Glitne (21.8%)	L
			Huldra (24.33%)	L, G
United Kingdom	1962	Alwyn N., Dunbar, Ellon,
		Grant (100%)		L, G
		Nuggets (100%)		G
		Elgin-Franklin (46.2%)		L, G
			Bruce (43.3%)	L, G
			Mallard (23.8%)	L
			Markham unitised field (7.4%)	G
			ETAP (Mungo, Monan) (12.4%)	L, G
			Armada (12.5%)	G
			Alba (12.7%)	L
			Nelson (11.5%)	L

	Year of entry	Main Group-operated fields in	Main non-Group-operated fields in	Liquids
	into the country	production (Group share %)(1)	production (Group share %)	or Gas

Africa
Algeria	1952		Tin Fouye Tabankort (35%)	L, G
			Hamra (100%)	L
Angola	Circa 1965	Blocks 3-80, 3-85, 3-91 (50%)		L
		Girassol (Block 17) (40%)		L
			Block 2-85 (27.5%)	L
			Kuito (Block 14) (20%)	L
			Cabinda offshore (Block 0)(10%)	L
Cameroon	1951	Ekoundou (15.3%)		L
		Kombo (15.3%)		L
			Mokoko (7%)	L
Congo	1928	Likouala (65%)		L
		Tchibouela (65%)		L, G
		Tchendo (65%)		L
		Yanga (55.3%)		L
		Sendji (55.3%)		L
		Nkossa (51%)		L
			Loango (50%)	L
			Zatchi (35%)	L
Gabon	1928	Avocette, Coucal (57.5%)	Rabi (47.5%)	L
		Hylia, Vanneau (75%)		L
		Anguille, Torpille (100%)		L
		Gonelle (100%)		L
		Atora (40%)		L
		Baudroie Marine (50%)		L
			SPDC fields (10%)	L, G
Libya	1959	Mabruk (75%)		L
			El Sharara (7.5%)	L (2)
Nigeria	1962	OML 57 (40%)		L
		OML 58 (40%)		L, G
		OML 100 (40%)		L
		OML 102 (40%)		L
North America
USA	1964	Virgo (64%)	MacAllen-Ranch (18.9%)	L, G
		MacAllen-Pharr (97.3%)		G
		Slick Ranch (90.1%)		L, G
		Maben (47%)		G
		Bethany (87%)		L, G
Far East
Brunei	1987	Maharaja Lela
		Jamalulalam (46%)		L, G
Indonesia	1968	Handil (50%)		L, G
		Bekapai (50%)		L, G
		Peciko (50%)		L, G
		Tambora/Tunu (50%)		L, G
			Nilam (9.3%)	L, G
Myanmar	1992	Yadana (31,2%)		G
Thailand	1990		Bongkot (33.3%)	L, G

	Year of entry	Main Group-operated fields in	Main non-Group-operated fields in	Liquids
	into the country	production (Group share %)(1)	production (Group share %)	or Gas

Rest of the World
Middle East
Abu Dhabi	1936	Abu Al Bu Khoosh (75%)		L
			Abu Dhabi offshore (13.3%)	L	(3)
			Abu Dhabi onshore (9.5%)	L	(4)
Dubai	1954		Dubai offshore (27.5%)	L	(5)
Iran	1954	Sirri (60%)		L	(6)
Oman	1937		Various fields onshore (4%)	L	(7)
Qatar	1938	Al Khalij (55%)		L
			North Field (20%)	L, G	(8)
Syria	1988	Jafra/Qahar (50%)		L
Yemen	1987	Kharir (27.5%)		L
			Jannah permit (Block 5) (15%)	L
South America
Argentina	1978	Aguada Pichana (27.3%)		L, G
		San Roque (24.7%)		L, G
		Canadón Alfa (37.5%)		L, G
		Hidra (37.5%)		L
		Argo (37.5%)		L
Bolivia	1995		San Alberto/San Antonio (15%)	L, G
Colombia	1973		Cusiana (19%)	L, G
			Cupiagua (19%)	L
Venezuela	1981	Jusepín (55%)		L
			Zuata (Sincor) (47%)	L
Others
Russia	1989	Kharyaga (50%)		L

(1)	The Group’s financial interest in the local entity is about 100% in all cases except Elf Gabon (57.9%), Cameroon (75.4%), and certain entities in Abu Dhabi and Oman (see notes 4 through 7 below).

(2)	TotalFinaElf has a 30% interest in the investment group which has a 25% interest in production.

(3)	Via ADMA (equity affiliate), TotalFinaElf has a 13.33% interest and participates in the operating company, Abu Dhabi Marine Operating Company.

(4)	Via ADPC (equity affiliate), TotalFinaElf has a 9.5% interest and participates in the operating company, Abu Dhabi Company For Onshore Oil Operation.

(5)	TotalFinaElf has a 25% indirect interest via Dubai Marine Areas (equity affiliate) plus a 2.5% direct interest via Total Service Golfe.

(6)	TotalFinaElf is the operator of the development of the Sirri A and E fields with a 60% interest in the foreign consortium.

(7)	Via POHOL (equity affiliate), TotalFinaElf has a 4% interest in the operator, Petroleum Development Oman LLC. TotalFinaElf also has a 5.54% interest in the Oman LNG facility.

(8)	TotalFinaElf has a 20% interest in Qatargas upstream and a 10% interest in the Qatargas LNG facility.

PRINCIPAL ACTIVITIES

Europe

      TotalFinaElf’s average daily production in Europe was 759 kboe/d in 2001, representing 34.6% of its 2001 total production.

      United Kingdom. First production from the giant Elgin and Franklin gas and condensate fields (TotalFinaElf-operated 46.2%) started at the end of the first and third quarters of 2001, respectively. Production from this high-pressure, high-temperature development achieved the projected plateau rate of 220 kboe/d in late 2001. In the offshore Alwyn area, the Company announced in 2001 approval for the satellite development of the Nuggets N1, N2, and N3 gas fields (TotalFinaElf-operated 100%) which came onstream at year-end 2001 and added an estimated 165 Mcfd. The Nuggets N4 gas field is slated for future development. The Company also finalized the development plan for the Otter field (TotalFinaElf-operated 54.3%) which could begin producing in late 2002 and rise to a plateau level of 30 kb/d. In 2001, TotalFinaElf sold its interests in certain UKCS declining fields: A Blocks and T Blocks.

      Norway. At Ekofisk (TotalFinaElf 39.9%), upgrading and modifications were successfully carried out during the August 2001 shutdown and production resumed, reaching 170 kboe/d (Company share) at year-end. The Glitne (TotalFinaElf 21.8%) and Huldra (TotalFinaElf 24.33%) fields started production in August and November 2001, respectively. The Vesterled pipeline system to the UK became operational in October 2001. Approval for the $5.3 billion Snohvit natural gas and LNG project (TotalFinaElf 18.4%), the first development in the Barents Sea, was received in early 2002. An agreement was signed with Norvegian authorities to rearrange and increase TotalFinaElf’s interests in the fields within the Oseberg zone, such that the Group now holds a 10% interest in each permit in the zone and gains an interest in the Oseberg South field.

      Netherlands. TotalFinaElf is the second-largest gas operator in the Netherlands with operated production of 139 kboe/d, representing net production of the subsidiary of 71 kboe/d in 2001. The first phase of the K4BE field (TotalFinaElf 26%) development was completed in 2001 with the start up of 2 wells. The K1A platform was installed in 2001 and began production in early 2002 with targeted 2003 production plateau of 20 kboe/d. The L7G field (TotalFinaElf-operated 56.2%) development was completed and put on stream in the third quarter of 2001 and ended the year producing 6 kboe/d.

      France. TotalFinaElf, from its main gas fields in Southwest France, Lacq-Meillon (TotalFinaElf-operated 100%), as well as from several small gas and oil fields in the same region and in the Paris Basin, produced 43 kboe/d in 2001 compared to 44 kboe/d in 2000. Substantial quantities of sulfur and other products obtained from the gas fields are processed at the Lacq plant.

      Italy. TotalFinaElf sold all of its gas concessions and permits in 2001 but retained its 12% interest in the SGM gas pipe.

      Romania. In 2001, the Group acquired 4000 kilometers of 2D seismic on the offshore Neptune Block in the Black Sea.

Africa

      TotalFinaElf’s average daily production in Africa was 620 kboe/d in 2001 representing 28% of its 2001 total production. TotalFinaElf has major exploration and production activities in North Africa and Western Africa, particularly in the countries bordering on the Gulf of Guinea.

      Algeria. The Company’s average production of nearly 94 kboe/d in 2001 came essentially from the Hamra and Tin Fouye Tabankort fields. In 2001, TotalFinaElf obtained a new exploration permit for Blocks 432, 444 South and 403 North. Through Cepsa, TotalFinaElf has interests in other upstream projects.

      Angola. TotalFinaElf’s average production rose to about 100 kb/d in 2001, coming primarily from Block 0 (TotalFinaElf 10%) and Block 3 (TotalFinaElf-operated 50%). On the deep-water Block 17 (TotalFinaElf-operated 40%), the first phase of the Girassol field development was successfully achieved with production starting up on December 4, 2001 and reaching 90 kb/d by 2001 year end. The target production plateau of 200 kb/d was reached by early 2002. The development of the Dalia field is expected to be approved in 2002. Twelve discoveries have been made so far on this prolific block including the Rosa, Lirio, Tulipa, Orquidea, Cravo, Camelia, Jasmim, Perpetua, Violetta and Anturio fields. The exploration term of Block 17 was extended to December 31, 2002 by the Angolan Ministry of Petroleum. On Block 14 (TotalFinaElf 20%), the Kuito field, producing since December 1999, increased production to 100 kb/d after the start up of Kuito phase 1C in October 2001. The development of the Benguéla-Belize field is expected to be initiated in 2002 with first production slated by 2006. A total of seven discoveries have been made on Block 14, including Tomboco and Lobito in 2000 and Tombua in 2001. TotalFinaElf is also active in the offshore Angola ultra-deep exploration with interests in Block 31 (5%), Block 33 (15%) and an operatorship of Block 32 (30%); all three blocks are in water depths ranging from 1,500 to 2,500 meters. The Group entered into an agreement (TotalFinaElf 12%) with Sonangol and other partners to study a project for a one train LNG plant with production capacity of 4 Mt/y.

      Cameroon. TotalFinaElf E & P Cameroun, a subsidiary of TotalFinaElf, is 20%-owned by the Cameroon national oil company (SNH) and has interests in most of the exploration licenses and operating concessions granted by the Republic of Cameroon.

      Congo. TotalFinaElf produced 110 kb/d in 2001 and owns interests of 15% to 65% in exploration and production licenses located mainly offshore, including the N’kossa oil field (TotalFinaElf-operated 51%) and the Tchibouela East oil field (TotalFinaElf 65%), which are its main producers. TotalFinaElf disposed of its 65% interest in the Emeraude field in 2000 and released two deep offshore permits (MPS and MPN) in 2000 and early 2001. On the Moho Bilondo development, an appraisal well drilled in late 2001 set the stage for evaluation of reserves in 2002.

      Egypt. In 2001, TotalFinaElf disposed of its 50% nonoperating interest on block “B” located in deep water off the Nile Delta.

      Gabon. On certain licenses, a subsidiary of the Company, Elf Gabon, is associated with the Republic of Gabon and/or other international oil companies. Elf Gabon operates some thirty concessions, exploration and production licenses. TotalFinaElf’s major producing fields are the Rabi-Kounga field (TotalFinaElf 47.5%), the Avocette field (TotalFinaElf-operated 57.5%) and the Anguille and Torpille fields (TotalFinaElf-operated 100%). In 2001, production began on the Atora oil field (Elf Gabon-operated 40%) and achieved by year-end a rate close to 20 kboe/d. Elf Gabon shares, which are listed on Euronext Paris, are held by TotalFinaElf (58%), the Republic of Gabon (25%) and the general public (17%). In addition, Elf Gabon acquired in 2001 a 90% interest in an ultra-deep water exploration block, Olonga Marin, of which a 50% interest was subsequently farmed out.

      Libya. Development plans for structure B on Block C137 (TotalFinaElf-operated 37.5%) were approved in 2000 for a 2003 production start-up and peak rate of 35 kboe/d. On Block NC-186 (TotalFinaElf 24% of the consortium’s 25% share of production) the A-1 oil discovery in 2000 was followed in early 2001 by three other oil discoveries (B-1, A-2 and D1). On the El Sharara field, part of the NC-115 concession (TotalFinaElf 30% of the consortium’s 25% share of production) in the Murzuk Basin, the Group’s net production in 2001 averaged 12 kboe/d. In 2001, TotalFinaElf obtained two new permits as operator, one in the Murzuk Basin (NC 191, formerly known as M2) where it recently began a seismic survey, and the other in the Sirte Basin (NC 192, formerly known as S29).

      Morocco. TotalFinaElf obtained in 2001 an authorization for a reconnaissance survey on Dakhla Offshore zone.

      Nigeria. The fields operated by TotalFinaElf in association with the Nigerian National Petroleum Corporation (NNPC 60%, TotalFinaElf 40%) accounted for about 40% of TotalFinaElf’s total Nigerian 2001 production of 174 kboe/d. The rest of its production is operated by Shell under a partnership with the NNPC and Agip, in which TotalFinaElf has a 10% interest. TotalFinaElf owns a 15% interest in NLNG (Nigerian Liquefaction Natural Gas). The first liquefaction train began operation in late 1999 and the second train started up in early 2000, doubling plant capacity to 6 Mt/y. Gross production in 2001 was 5.9 Mt of LNG and 2.4 Mb of condensate compared to 4.7 Mt of LNG and 1.8 Mb of condensate in 2000. A third LNG train with a capacity of 2.9 Mt/y of LNG and 1 Mt/y of LPG is under construction with a projected completion date in late 2002. The final investment decision to construct trains four and five was taken in March 2002. On the OPL 246 deep-water permit (TotalFinaElf 24%), the AKPO-1 discovery was confirmed with two positive appraisal wells. In shallow waters, development of the Amenam-Kpono field was launched in 2000 with a projected 2003 start-up date and an expected production plateau of 125 kboe/d. Amenam-Kpono straddles two blocks, OML 99 and OML 70, and will be unitized; TotalFinaElf’s initial interest as operator is 31.2%. TotalFinaElf is also partner (12.5%) in the SNEPCO Joint Venture on the deep offshore OML 118 permit in which a new major discovery, Bonga South West, has been made in 2001.

Rest of the World

Middle East

      TotalFinaElf’s production in the Middle East (including its proportionate share of the production of equity affiliates) was 391 kboe/d in 2001, representing 17.8% of its total 2001 production.

      Iran. TotalFinaElf has four buy-back contracts in Iran. On the Sirri A&E fields (TotalFinaElf-operated 60% interest in the foreign consortium) combined oil production from the two fields reached 94 kb/d in 2001 as development operations were completed. The Sirri operations have been transferred to the state-owned National Iranian Oil Company (NIOC). On the offshore South Pars gas and condensate field development (TotalFinaElf-operated 40% interest) production began in March 2002, building toward a target plateau of 2 Bcf/d and up to 80 kb/d of condensate. Development of the Dorood field (TotalFinaElf-operated 55% interest in the foreign consortium) continued in 2001 with the award of the main EPC contract and drilling activities. Development of the Balal oil field (TotalFinaElf-operated 46.75% interest) is in progress.

      Kuwait. Kuwait Oil Company renewed for three and one-half years, to July 2004, the contract with TotalFinaElf to provide technical assistance and support for the upstream operations in the onshore part of the neutral zone.

      Oman. The Oman LNG plant (TotalFinaElf 5.54%) increased production to 5.8 Mt in 2001 largely due to higher deliveries to Korea and Japan as well as increased spot sales. In early 2002, TotalFinaElf was awarded a 100% interest as operator in the 11,500 square kilometer Block 34 in the South of the Sultanate.

      Qatar. TotalFinaElf has a 20% interest in the upstream operations of Qatargas, which produces natural gas and condensate from part of the offshore North field, and a 10% interest in the Qatargas LNG facility. Three LNG trains produced 7.2 Mt/y in 2001 compared to 6.7 Mt/y in 2000. A project has been launched to increase capacity to 9.2 Mt/y by 2006. In December 2001, a sales contract was signed with Qatar Petroleum that calls for 2 Bcf/d of Qatari gas sales by the Dolphin Project (TotalFinaElf 24.5%) over 25 years starting in 2005 from the North field to the United Arab Emirates and Oman through a proposed 380-kilometer pipeline. The first phase of Dolphin is expected to cost $3.5 billion, and a second phase is anticipated that will add a further 1 Bcf/d of gas sales. On the Alkhalij field (TotalFinaElf-operated 55%), a second development phase is being carried out, setting the stage for production from this field to increase from 25 kboe/d to 60 kboe/d.

      Saudi Arabia. In 2001, the Kingdom awarded an international consortium composed of TotalFinaElf (30%), Shell (40%) and Conoco (30%) the contract for “Core Venture 3”, a project providing for the valorization of gas reserves in the Shaybah region. The consortium will be responsible for exploration activities covering two areas of 140,000 and 50,000 square kilometers in Rub’ al Khali, a feasibility study regarding development of the Kidan sour gas field, the installation of treatment and transport facilities for gas extracted from the Shaybah field, and the construction of a petrochemical plant, a power station and a desalination facility located in Jubail. The overall project, with a total investment of around $6 billion, will be carried out with the participation of Saudi Aramco.

      Syria. TotalFinaElf produces oil from the Jafra/Qahar fields (TotalFinaElf 50%). In 2001, oil production from the Deir Ez Zor permit (TotalFinaElf 50%) totaled 50 kb/d. The Deir Ez Zor gas and condensate project (TotalFinaElf 50%), was put on stream in 2001 to gather, process and transport approximately 175 Mcfd of associated gas from Deir Ez Zor permit.

      United Arab Emirates. TotalFinaElf’s activities are located in Abu Dhabi and Dubai with fields located onshore (Asab, Bab, Bu Hasa, Sahil and Shah) and offshore (Umm Shaif, Zakum, Abu Al Bukhoosh, and Fateh). In addition, TotalFinaElf has a 15% interest in Abu Dhabi Gas Industries (GASCO), which produces butane, propane and condensate from the associated gas produced from onshore fields. TotalFinaElf also has a 5% interest in Abu Dhabi Gas Liquefaction Company (ADGAS), which produces LNG, LPG and condensate from natural gas coming from offshore fields, either non-associated gas or gas associated with oil production and a 30% interest in Ruwais Fertilizer Industries (FERTIL) which produces ammonia and urea from methane delivered by ADNOC. In 2000, a consortium formed of TotalFinaElf and Tractebel was chosen to lead the $1.5 billion Taweelah A1 power desalination project. See “Electricity and Cogeneration” below.

      Yemen. The East Shabwa permit (TotalFinaElf-operated 28.57%) produced 6 kb/d in 2001 and the Jannah permit (TotalFinaElf 15%) 4 kb/d in 2001. TotalFinaElf is the main shareholder with a 36% stake in the Yemen LNG Company for which the Yemeni government has approved a 5.3 Mt/y LNG export scheme based on the reserves in the Marib region.

Asia (outside Middle East)

      TotalFinaElf’s average daily production in Asia was 219 kboe/d in 2001, representing 10% of its total 2001 production.

      Indonesia. TotalFinaElf’s operations in Indonesia are concentrated on the Mahakam permit (TotalFinaElf-operated 50%), which contains several fields, particularly Peciko and Tunu, the largest gas fields in the East Kalimantan area. TotalFinaElf’s natural gas production is supplied to Pertamina, the national Indonesian oil and gas company, which liquefies most of this gas at Bontang, the largest LNG plant in the world, and then sells this LNG under long-term contracts to customers in Japan, Korea and Taiwan, primarily for use in electricity generation. The total processing capacity of the eight-train Bontang liquefaction plant is 22 Mt/y. Nearly all Bontang’s capacity has been contracted until 2010. TotalFinaElf operated production on the Mahakam permit currently represents around 60% of the gas supplied to Bontang. This contribution is expected to increase to 75% in 2010. Phase 2 of Peciko field development was completed in 2001 (one additional platform). Phase 3 is in progress (one platform and a third treatment train), and Phase 4 was launched in 2001 (two platforms and compression facilities). On the nearby Tunu field, Phase 8 of the development is in progress, and should be started by year-end 2002 (compression facilities on the northern part of the field). In 2001, TotalFinaElf’s production reached a new high of 155 kboe/d. TotalFinaElf was awarded the Donggala deep offshore exploration block in 2001.

      Thailand. Long-term contracts provide for the sale of all of TotalFinaElf’s natural gas production from the Bongkot field (TotalFinaElf 33.33%) to PTT plc, the Thai oil and gas company, which resells the natural gas to several local users. TotalFinaElf’s production on Bongkot field was 38 kboe/d in 2001 compared to 35 kboe/d in 2000.

      Myanmar. The Yadana field, located on Blocks M5 and M6 (TotalFinaElf-operated 31.24%), increased gas deliveries to PTT for the power plants in Thailand to 533 Mcf/d in 2001 (180 Mcf/d in 2000). A “take-or-pay” contract covers deliveries from the Yadana field, and the 1998-2000 committed quantities have been paid for by the customer. TotalFinaElf’s 2001 net production amounted to 16 kboe/d.

      Pakistan. TotalFinaElf operates two 7,500 square kilometer deep-sea exploration blocks in the Sea of Oman (TotalFinaElf-operated 95%). The seismic survey commenced in 2000 was completed early 2001. The geological studies and seismic processing were carried out in 2001. Exploration is to take place in 2002 or 2003.

      Vietnam. TotalFinaElf withdrew from Vietnam in 2001 after disposing of its 70% operating interest in Block 46.

      Brunei. Production from the Maharaja Lela Jamalulalam offshore field (TotalFinaElf-operated 46.0%) was maintained at its plateau contractual level of 106 Mcf/d, and an extension of the contract at the same plateau level beyond 2002 was awarded by the Brunei Petroleum Unit in 2001. TotalFinaElf’s net production was 10 kboe/d in 2001. TotalFinaElf was named operator with a 60% interest in the 5,000 square kilometer deep offshore Block J, subject to negotiating the PSA.

      Malaysia. TotalFinaElf acquired a 42.5% interest in the deep-offshore Block F (subject to the approval of Petronas).

North America

      TotalFinaElf’s average daily production in North America was 49 kboe/d in 2001, representing 2.2% of its total 2001 production.

      Canada. In 2001, TotalFinaElf continued to participate in a pilot study on upgrading the bituminous Athabasca sands on the Surmount and Keerobert permits to determine the technical and economic feasibility of bitumen production via steam assisted gravity drainage techniques (SAGD). In 2000, the Group obtained non-operating interests in two new offshore exploration licenses located off Cape Breton Island in Nova Scotia.

      United States. In 2001, development of the Matterhorn field in the deep water Gulf of Mexico (TotalFinaElf-operated 100%) was launched with plans to install a tension-leg platform in 850 meters of water that is designed to produce 40 kboe/d by year-end 2003. The Canyon Express subsea natural gas gathering project was launched in 2000 in the deep Gulf of Mexico and is proceeding as scheduled. This project involves the development of the Aconcagua (TotalFinaElf-operated 50%), Camden Hills (TotalFinaElf 16.67%) and the BP-operated 100% King’s Peak gas fields, and the construction of associated gas gathering lines and control systems in more than 2,000 meters of water. Canyon Express (TotalFinaElf 25.8%) is scheduled to begin delivering gas in the second half of 2002. Development of the Virgo field (TotalFinaElf-operated 64%), located in water depth of 345 meters, north of the Mississippi Canyon was completed in 2001. Development of the Maben field (TotalFinaElf 47%) onshore Mississippi is underway using horizontal drilling. After further streamlining the US offshore portfolio, TotalFinaElf owned interests in 135 offshore exploration and 48 offshore production blocks in the Gulf of Mexico at year-end 2001.

South America

      Argentina. The Carina-Aries gas development (offshore Tierra del Fuego) was launched in 2001 (TotalFinaElf-operated 37.5%). Production grew from 56 kboe/d in 2000 to 59 kboe/d in 2001 due to increases at the Cuenca Austral permit (TotalFinaElf-operated 37.5%), the Aguada Pichana field (TotalFinaElf-operated 27.27%) and the San Roque field (TotalFinaElf-operated 24.71%). Upgrade of the export capacity of the Aguada Pichana processing plant from 335 Mcf/d to 406 Mcf/d is underway, with startup scheduled for mid-2002. Additionally, a further upgrade of the Aguada Pichana processing plant was approved in 2001, which is projected to increase the treatment and compression capacity from 406 Mcf/d to 477 Mcf/d and to medium compression for export in April, 2003. TotalFinaElf acquired a 31% interest in the offshore Cuenca Austral Blocks CAA-39, 40 and 46. Exploratory drilling has been carried in the San Roque permit, with the exploratory well ASR XP 106 testing positive in 2001.

      Bolivia. In 2001, TotalFinaElf acquired two new exploration permits: Aquio (TotalFinaElf-operated 100%), located 150 km north of Block XX West, and the Petrobras-operated Rio Hondo (TotalFinaElf 50%), located 750 km northwest of the city of Santa Cruz. This new acreage adds to TotalFinaElf’s four exploration permits in southern Bolivia: Block XX West (TotalFinaElf-operated 41%), Bereti (TotalFinaElf-operated 100%), and two Petrobras-operated permits, San Alberto and San Antonio (TotalFinaElf 15%). With Phase I development for the San Alberto permit, gas production started in early 2001 with a target plateau level of 176 Mcf/d. Production increased to 430 Mcf/d with the January 2002 start-up of the Phase II development, in line with the increase of the gas delivery commitments under the sales contract. On the San Antonio permit, following the 1999 Sabalo X1 gas discovery well and the successful drilling of Sabalo X2 delineation well, a development has been launched in 2001 for production start-up in early 2003 at a targeted plateau level of 340 Mcf/d.

      Brazil. On deep-offshore Block BC-2 (TotalFinaElf-operated 35%) and deep-offshore Block BFZ-2 (TotalFinaElf 15%), 3-D seismic campaigns were conducted in 2000 and drilling programs were conducted in 2001. Further drilling is underway on this Block BC-2. On deep offshore Block BM-C-14 (TotalFinaElf-operated 35%) a seismic campaign is set to start in 2002.

      Colombia. Production from the Cusiana and Cupiagua oil fields (TotalFinaElf 15.2%) averaged 286 kboe/d in 2001. On the Gaitanas permit (TotalFinaElf 70%), exploratory drilling started in 2001 following seismic evaluation in 2000. On the neighboring Guadalupe permit (TotalFinaElf 70%) the acquisition of a 161 km 2D seismic campaign was completed in 2001. TotalFinaElf acquired a 40% interest in the Capachos and San Miguel permits in 2001. Exploratory drilling is ongoing on the Capachos permit. Following the 2001 Bidding Round, TotalFinaElf entered into two Association Contracts for the Tangara and

Mundo Nuevo permits (TFE 55%). TotalFinaElf entered into an Association Contract for the Sinu permit (offshore) in 2001.

      Trinidad and Tobago. In 2001, on Block 2c (TotalFinaElf 30%) located in the shallow offshore waters of Trinidad, the Kairi-1 oil discovery flowed 3 kboe/d and was followed by a second oil discovery, the Canten-1 well that flowed 3.7 kboe/d. In early 2002, a third oil discovery, the Kairi-2 well, flowed 4.4 kboe/d. Also on Block 2c, the Aripo-1 gas discovery was made in 2000 and the Angostura-1 gas discovery was made in 1999. TotalFinaElf was awarded a 10% interest on Block 3a, which is adjacent to Block 2c.

      Venezuela. On the Sincor project (TotalFinaElf 47%) production of 40 kb/d of heavy oil, diluted but untreated, continued throughout 2001. The construction and commissioning of the upgrader was completed on schedule at the end of the year and the first shipment of synthetic crude took place in March 2002. On plateau the Sincor project is expected to produce 200 kb/d of 8 to 8.5 API heavy oil and convert it into 180 kb/d of high quality, low sulfur, 32 API synthetic crude called Zuata Sweet. Production from the Jusepin field (TotalFinaElf-operated 55%) averaged 36 kb/d in 2001 compared to 30 kb/d in 2000, benefiting from a gas and water injection program initiated in 2000 to boost production and recoverable oil reserves. In 2001 TotalFinaElf as a 69.5% partner in a consortium was awarded the Yucal Placer Norte and Yucal Placer Sur blocks, a move that is part of the opening of the Venezuelan gas sector to private investment.

Commonwealth of Independent States (CIS)

      Azerbaijan. In March 2001, TotalFinaElf issued a notice of discovery on the Shah-Deniz permit (TotalFinaElf 10%) and entered into a 30-year development and production period. In 2002, TotalFinaElf ceased exploration on the Lenkoran-Talysh permit (TotalFinaElf-operated 35%) following disappointing drilling results.

      Kazakhstan. In 2001 TotalFinaElf acquired from BP and Statoil additional interests in OKIOC (Offshore Kazakhstan International Oil Company), increasing its share to 16.67% from 14.28% in the Kashagan field after all the partners exercised their preemptive rights. The initial tests of the Kashagan East-1 discovery well in 2000 indicated that the Kashagan field may be the largest oil find of recent decades. Two additional wells were successfully completed in 2001, Kashagan West-1, and Kashagan East-2, both representing progress in determining the future potential of this giant field.

      Russia. In the Timan Pechora basin located in the Autonomous Territory of Nenets in the Arctic region, the Kharyaga field produced 11 kb/d in 2001 (TotalFinaElf-operated 50%). Production is expected to increase to 30 kb/d in 2002 with the launch of Phase 2 development in 2002. TotalFinaElf entered into a cooperation agreement with Yukos to explore and develop the Shatsky zone in the deep waters of Black Sea.

Other Upstream Activities

Crude Oil and Natural Gas Pipelines

      The table below sets forth TotalFinaElf’s ownership interests in crude oil and natural gas pipelines.

			%	TotalFinaElf
Pipeline(s)	Origin	Destination	Interest	operator	Liquids	Gas

United Kingdom
Frigg System: UK line	Frigg, Alwyn North, Froy,
	Bruce, Lille-Frigg and others	St. Fergus (Scotland)	100.00	✓		✓
Interconnector	Bacton	Zeebrugge (Belgium)	10.00			✓
Central Graben Liquid	Elgin Franklin	ETAP	46.17	✓	✓
Export Line (LEP)
Shearwater Elgin Area Line
(SEAL)	Elgin Franklin, Shearwater	Bacton	25.73			✓

			%	TotalFinaElf
Pipeline(s)	Origin	Destination	Interest	operator	Liquids	Gas

Norway
Statpipe	Heimdal and other fields	Norpipe a.s.	12.00			✓
Zeepipe I	Sleipner	Zeebrugge (Belgium)	4.60			✓
Zeepipe IIA	Troll	Sleipner	4.60			✓
Zeepipe IIB	Troll	Draupner	4.60			✓
Europipe I	Draupner	Dornum/Emden (Germany)	4.60			✓
Aasgard Transport	Aasgard	Kaarsto Gas Plant	7.65			✓
Europipe II	Kaarsto gas plant	Dornum/ Emden (Germany)	5.91			✓
Franpipe	Draupner	Dunkirk (France)	5.05			✓
Norpipe a.s.	Ekofisk treatment center	Emden (Germany)	20.86			✓
Oseberg Gas Transport: OGT	Oseberg	Heimdal	9.71			✓
Vesterled	Heimdal and Frigg Fields	St. Fergus (Scotland)	11.48			✓
Frostpipe	Lille-Frigg, Froy	Oseberg	36.24		✓
Oseberg Transport System	Oseberg, Brage et Veslefrikk	Sture	8.65		✓
Norpipe Oil	Ekofisk treatment center	Teeside (RU)	34.93		✓
Troll Oil Pipeline I and II	Troll B and C	Vestprocess at Mongstad Refinery	3.70		✓
Netherlands
Nogat pipeline	F15A	Den Helder	23.19			✓
West Gas Transport	K13A-K4K5	Den Helder	4.48			✓
WGT Extension	Markham	K13-K4K5	23.00			✓
Zuidwal pipeline	Zuidwal	Harlingen Terminal	42.20			✓
Oldelamer pipeline	Oldelamer	Garijp Terminal	42.25			✓
France
GSO	Network South West		70.00	✓		✓
CFM	Network Center West		45.00			✓
Asia
Yadana	Yadana (Myanmar)	Ban-I Tong (Thai border)	31.20	✓		✓
South America
Transierra	Yacuiba (Bolivia)	Rio Grande (Bolivia)	11.00	✓		✓
Gas Andes(1)	Neuquen basin (Argentina)	Santiago (Chile)	56.50	✓		✓
Ocensa	Cusiana, Cupiagua (Colombia)	Covenas Terminal (Colombia)			✓
TBG	Bolivia-Brazil border		15.20
		Porto Alegre, via Sao Paulo	9.67			✓
TGN(2)	Network (North Argentina)		19.22	✓		✓
TGM(3)	TGN	Uruguaiane (Brazil)	32.68	✓		✓
TSB (Project)	TGM (Uruguaïana)	TBG (Porto Alegre)	25.00			✓

(1)	Interest increased from 10% to 56.5% in January 2001.

(2)	Interest as from January 2001.

(3)	Interest increased from 21.79% in January 2001 to 32.68% in August 2001.

Midstream Gas

      In 2001, TotalFinaElf continued to develop its strategy of downward integration of the gas-to-power chain to extract more value from its gas reserves and generate profits that are less sensitive to oil price cycles. TotalFinaElf is involved in gas transportation through pipelines networks, in power generation using gas-fired combined cycle gas turbines, and in gas and power trading where it is engaged in activities on the deregulated markets of Europe and America.

      Europe. TotalFinaElf has been an active player in the midstream and downstream gas business in France for 40 years: transportation, marketing and storage activities were first developed to support its gas production, they have been developed over the years and represent today a strong platform for further development in a deregulating market. TotalFinaElf has a 70% equity interest in Gaz du Sud-Ouest (GSO)

and a 45% equity interest in Compagnie Française du Méthane (CFM), two large transportation and marketing companies: GSO operates a 4,300 km high-pressure gas network, its sales to industrial and local distribution companies amount to 9% of the French market, while the CFM transportation network is 6,700 km long and CFM sales amount to 20% of the French market. TotalFinaElf also operates two underground gas storage facilities in southwest France representing 180 Bcf of storage volume.

      TotalFinaElf holds a 10% equity interest in the Interconnector, a gas pipeline connecting Bacton (UK) to Zeebrugge (Belgium) with a capacity of 700 Bcf per year.

      TotalFinaElf Gas & Power (UK) trades and markets natural gas and electricity, including its own production and third party production bought through long-term or spot purchase contracts. Quantities sold on the deregulated industrial and commercial market were 100 Bcf in 2001, which represents a market share of approximately 12%.

      TotalFinaElf Gas & Power North Europe was created in June 2001 to manage gas and power marketing in Northern Europe (France, Germany, and Benelux). TotalFinaElf participated actively in the successful launch of Powernext, the first electricity trading platform in France.

      Cepsa Gas Comercializadora (a 50/50 joint venture with Cepsa) was also created in June 2001 to manage gas marketing in Spain. TotalFinaElf is participating in the study of Medgaz, a gas pipeline project that would connect Algeria to Spain.

      Americas. In the United States, TotalFinaElf traded and marketed about 194 Bcf of natural gas in 2001. In 2001, TotalFinaElf completed the acquisition of interests in several natural gas transmission assets in Argentina, Chile and Brazil from TransCanada Pipelines Limited (TCPL) representing an interconnected system supplying the markets of Argentina and Brazil from the Neuquén and Northwest gas basins in Argentina. The TCPL assets include 27.2% of Gasinvest, which owns 70.6% of Transportadora de Gas del Norte (TGN); 46.5% of Gasoducto GasAndes (Argentina) SA and Gasoducto GasAndes (Chile) SA, the two companies that own the GasAndes pipeline; 21.8% of Transportadora de Gas del Mercosur (TGM), which owns a pipeline linking the TGN network to the Brazilian border; and 10% of TSB. In August 2001, TotalFinaElf acquired a further stake of 10.9% in TGM from TCPL. In 2000, TotalFinaElf acquired a 9.17% interest in the Brazilian portion of the Bolivia-Brazil pipeline. In 1999, TotalFinaElf acquired a 15% stake in TSB, a company which is developing a gas pipeline project between Argentina and Brazil. TotalFinaElf owns an interest in approximately 9,000 km of gas pipelines in South America, linking its sizable gas reserves to growing markets.

      Far East. On the East Coast of India in the State of Andra Pradesh, TotalFinaElf (50%) and its partner HPCL have a joint project to build an LPG underground storage facility with a throughput of 1.2 Mt/y and storage capacity of 60 kt. In Japan, TotalFinaElf joined a Japanese consortium (in 2001) to study the feasibility of a new process to produce dimethyl-ether (DME) through direct synthesis of natural gas, to review the DME market in Asia and to set up the basis of a development project.

Electricity and Cogeneration

      TotalFinaElf is involved in electric power generation projects at various stages of evaluation or development in Europe, the Middle East, South America and Asia that use natural gas, LPG or condensates as the primary fuel. Cogeneration is a process whereby steam produced for power-generation gas turbines is recaptured for industrial applications.

      In May 2001, TotalFinaElf increased its interest in Britain’s Humber Power Ltd., owner of the South Humber Bank Power Station in Lincolnshire England, from 12.5% to 40%. The South Humber Bank plant, commissioned in 1997, is a combined-cycle gas turbine facility with a capacity of 1,260 MW. The Group’s trading teams have been marketing 40% of Humber Power’s output since 1999 and are supplying 40% of the gas consumed by the plant, or approximately 32 Bcf per year.

      In July and September 2001, TotalFinaElf acquired a 63.9% interest in Central Puerto S.A., owning and operating 2,165 MW of gas-fired generation facilities located in Buenos Aires and Neuquén province, and a

70% interest in Hidroneuquen, owning a 59% stake in the 1,400 MW Piedra del Aguila hydropower plant in Neuquén.

      A consortium formed of TotalFinaElf and Tractebel was chosen by the United Arab Emirates in 2000 to lead the $1.5 billion Taweelah A1 power and desalination project (TotalFinaElf 20%). This is one of the largest cogeneration projects in the world, and it is expected to increase the existing power generation capacity of the Taweelah A1 plant from 225 MW to 1,350 MW and the daily desalination capacity from 130,000 cubic meters/day to 380,000 cubic meters/day. As of year-end 2001, the project was on schedule and approximately 60% of the extension of the plant is due to be commissioned in mid-2002.

      TotalFinaElf owns a 28% stake in the company that is building the Bang Bo 350 MW combined cycle power plant in Thailand that is expected to be operational in the second half of 2002.

LPG

      In 2001, TotalFinaElf traded and marketed 4.7 Mt of LPG’s (butane and propane) internationally.

Coal

      In 2001, TotalFinaElf sold 6 Mt of coal, including 4 Mt of its own production, through its South African subsidiary to Asian and European buyers. As part of a 50/50 Hong Kong joint venture, TotalFinaElf also trades about 2 Mt/year of steam coal in Asia.

Renewable Energy

      TotalFinaElf is planning to install five state-of-the-art windmills that are capable of generating up to 12 MW on its Flanders refinery site. Start-up is scheduled in 2003.

      TotalFinaElf also holds a 35% interest in Total Energie, a leading solar power integrator, specialized in the design and the development of photovoltaic solar energy systems. In December 2001, TotalFinaElf, along with Belgian partners, set up the company Photovoltech to build a manufacturing plant for solar energy cells and modules in Tienen (Belgium). The planned annual capacity is more than 6 MW peak.

Nuclear

      In 2001, TotalFinaElf sold its 14.52% interest in Cogema, a leading nuclear fuel company, for cash and an interest in Areva, a new company created to hold equity interests in companies active in the nuclear industry, Cogema among others.

DOWNSTREAM

Overview of Downstream Activities

      The Downstream segment conducts TotalFinaElf’s refining, marketing and trading activities. Trading activities include selling substantially all of its crude oil production, purchasing crude oil to supply its refineries, trading crude oil and refined petroleum products, and coordinating TotalFinaElf’s shipping of crude oil and refined petroleum products.

      In 2001, TotalFinaElf’s worldwide refining capacity was 2,580 kb/d and its average refined product sales were 3,724 kb/d (including trading), ranking it among the top five refiner-marketers in the world. TotalFinaElf is the largest refiner-marketer in Europe. TotalFinaElf operates a network of 16,900 service stations worldwide under the Total, Elf and Fina banners, of which approximately 50% are company-owned. Refineries also contribute to producing a broad range of high value-added specialty products, such as LPG, jet fuel, petrochemical feedstock, special fluids, lubricants, bitumens and paraffins.

      In 2001, TotalFinaElf completed the divestiture of certain Downstream assets in France as required by the European Union Commission as a condition for granting approval for the TotalFina and Elf Aquitaine combination. These assets included certain oil pipelines and refined product depots, the opening of the refueling infrastructures at the Lyon and Toulouse airports, the sales of 70 highway service stations under the TOTAL, Fina and Elf brands, the sale in France of Elf Antargaz and the associated LPG logistics.

      Two successive mergers have provided ample opportunities for TotalFinaElf to increase efficiency. In 2001, combined merger-related synergies and ongoing productivity programs for all of TotalFinaElf contributed approximately 700 M€ to operating income. Against the backdrop of a very competitive refining environment, TotalFinaElf has continued to reduce the breakeven point of its refineries through combination-related benefits, cost cutting, efficiency measures and valorization improvements. In 2001, the refinery breakeven point fell to less than $9 per ton.

      The Downstream segment adheres to a policy of stable capital employed and strict investment resource allocation. In refining, investments are targeted to average $3 per ton of refining capacity per year over the coming years, including the investments required to meet new European product specifications. The selective investment policy for Downstream businesses was pursued in 2001 through dynamic asset management in mature areas and an emphasis on value-added specialty products and expansion in growing markets, such as the Mediterranean Basin, Africa, and Asia. Investments are selected for their short payback periods to enable the Downstream segment as a whole to deliver positive cash flow to the Group.

      The table below sets forth selected financial information for TotalFinaElf’s Downstream segment for each of the last three years.

DOWNSTREAM SEGMENT FINANCIAL DATA(1)

	For the Year Ended December 31,

			1999
	2001	2000	pro forma

	(in millions of euros)
Total segment sales (including sales to other segments)	73,285	84,642	52,176
Operating income (excluding non-recurring items)	3,004	3,144	1,046

(1)	See Note 4 of the Notes to the Consolidated Financial Statements included in this Annual Report for more detailed information on the Downstream segment and a geographical breakdown.

Refineries and Other Facilities

      TotalFinaElf conducts its refining operations through 27 refineries in which it has interests (including 13 that it operates), located in France, Belgium, the United Kingdom, the Netherlands, Germany, Italy, the United States, the French West Indies, Africa and China. In Europe, TotalFinaElf is the leader in Downstream operations, based on combined refining capacity and sales volume. In Africa, TotalFinaElf has interests in six refineries with a total capacity of 265 kb/d (Group share of 94 kb/d), ranking it third among the continent’s refiners.

      Western Europe accounts for 80% of TotalFinaElf’s refined product sales and refining capacity (including our 45.3% interest in Cepsa). TotalFinaElf operates 12 refineries in Western Europe, including the Normandy and Antwerp refineries, which are among Europe’s largest and most competitive facilities. Six of the TotalFinaElf-operated refineries are located in France, one in Belgium, one in Germany and two in the United Kingdom. TotalFinaElf is also a partner in one refinery in Italy, another in the Netherlands, and has minority interests in a German refinery (Schwedt) and in a fourth French refinery (Reichstett). In addition, the Company participates in four refineries in Spain through its 45.3% interest in Cepsa.

      In addition to exchanging and implementing best practices from each refinery originally belonging to Total, PetroFina, and Elf Aquitaine, TotalFinaElf has also implemented a refining-hub management concept in Europe for improved performance and investment savings.

      During 2002, TotalFinaElf plans to shutdown eight refineries for normal maintenance; four of these refineries will be upgraded to meet new product specifications. The estimated impact on 2002 refinery runs is a decline of approximately 5% of 2001 refining throughput.

      In 2001, TotalFinaElf, Electricité de France (EDF) and Texaco signed an agreement to proceed with the development of a cogeneration unit, producing electricity and steam, at TotaFinaElf’s refinery in Normandy. The Group holds a 25% interest in the planned facility, which is an energy efficient and environmentally friendly project. TotalFinaElf also announced a co-development agreement with Delphi Automotive Systems to collaborate on the research and testing of fuel cell technologies and fuel reformation, thus taking an active part in the promotion of renewable energies.

      The table below sets forth TotalFinaElf’s share of the daily crude oil refining capacity.

CRUDE OIL REFINING CAPACITY

December 31,
2001

(kb/d)(1)
Refineries operated by the Company
Normandie (France)	345
Provence (France)	157
Flandres (France)	156
Donges (France)	232
Feyzin (France)	115
Grandpuits (France)	93
Antwerp (Belgium)	326
Leuna (Germany)	212
Rome (Italia)(2)	47
Immingham (UK)	217
Milford Haven (UK)(3)	73
Vlissingen (Netherlands)(4)	82
Port Arthur (US)	156
Other refineries in which the Company has an interest(5)	369

Total	2,580

(1)	In the case of refineries that are not wholly owned by TotalFinaElf, the indicated capacity represents TotalFinaElf’s proportionate share of the total refining capacity of the refinery.

(2)	TotalFinaElf interest 57.5%

(3)	TotalFinaElf interest 70%

(4)	TotalFinaElf interest 55%

(5)	Includes 14 refineries (six in Africa, four in Spain, one in France, one in Germany, one in the French West Indies, and one in China) in which TotalFinaElf has interests ranging from 16.7% to 55.6%.

     The table below sets forth by product category TotalFinaElf’s net share of the quantity produced at TotalFinaElf’s refineries (including those in which it has a minority interest) for the years indicated.

PRODUCTION LEVELS

			1999
	2001	2000	pro forma

	(kb/d)	(kb/d)	(kb/d)
Motor gasoline	610	618	655
Avgas and jet fuel	191	197	195
Kerosene and diesel fuel	678	597	633
Fuel oils and heating oils	540	598	503
Other products	391	358	402

Total(1)	2,410	2,369	2,388

(1)	Includes net share of Cepsa.

     TotalFinaElf produces a wide range of refined petroleum products at its refineries and other facilities. In 2001, TotalFinaElf pursued growth in both the production and marketing of specialty products (jet fuel, butane and propane, lubricants and greases, paraffins and waxes, bitumens and special fluids). Increased integration of specialty products with refining operations provides for a wider range of products, including new high-value added and technology-intensive products. TotalFinaElf is a leader in the European specialty products market, notably for jet fuel and lubricants. Worldwide, TotalFinaElf markets lubricants in 112 countries and distributes aviation fuel at 438 airports.

      In 2001, by buying out Air Liquide’s interest in its 50/50 LPG marketing joint venture, TotalFinaElf became the second-largest LPG marketer in France. TotalFinaElf’s LPG business has grown beyond its traditional core market in France with recent ventures in China, Cambodia, Vietnam and South America.

Marketing

      TotalFinaElf markets refined petroleum products primarily in Europe and Africa. Following the merger with Elf Aquitaine, TotalFinaElf became the leading refiner-marketer across the combined six largest markets in Europe (France, Spain, Benelux, United Kingdom, Germany and Italy). In Africa, TotalFinaElf’s sales exceeded 10 Mt of petroleum products in 2001, making TotalFinaElf the co-leader in this vast and growing market.

      The table below sets forth by geographic area TotalFinaElf’s average daily volume of sales of refined petroleum products for the years indicated.

SALES OF REFINED PRODUCTS

			1999
	2001	2000	pro forma

	(kb/d)	(kb/d)	(kb/d)
France	1,215	1,064	1,118
Other European countries(1)	1,471	1,502	1,527
United States	168	240	263
Africa	206	201	191
Rest of World	94	102	89
Total excluding Trading	3,154	3,109	3,188
Trading (Balancing and Export Sales)	570	586	642

Total including Trading	3,724	3,695	3,830

(1)	Includes the Group’s net share in Cepsa.

     The table below sets forth by geographic area the number of stations in TotalFinaElf’s network for the years indicated.

RETAIL STATIONS

			1999
	2001	2000	pro forma

France	5,392	5,859	6,038
Rest of Europe	5,689	5,862	5,980
Cepsa(1)	1,553	1,564	1,593
Africa	3,270	3,395	3,259
United States	—	—	1,682
Rest of World	1,018	1,015	968

Total	16,922	17,695	19,520

(1)	Includes all the stations within Cepsa’s network, the Group’s 45.3%-owned affiliate.

     Western Europe. TotalFinaElf rebranded service stations in the United Kingdom, Netherlands, Luxemburg, Germany, Belgium and Italy to the TOTAL colors in 2001 as part of its brand implementation policy. In 2001, TotalFinaElf sold 74 service stations to Agip in France and acquired 40 service stations along the highways in Italy from ENI. At year-end 2001, TotalFinaElf ranked as the third largest marketer on the Italian highways with an 8% market share.

      Synergy and productivity programs continued to be implemented in 2001 through broader network optimization, unification of promotional campaigns, lower investments, and improvements to the underlying performance of marketing operations.

      TotalFinaElf emphasizes customer loyalty through its customer oriented policy and the quality of its services and products, as well as proximity positioning, in order to differentiate its marketing operations to a growing client base. For example, the Eurotraffic card, a gas credit card designed for fleet operators, is accepted across the entire network in 15 European countries. TotalFinaElf has the most popular retail gas credit card in Europe with more than 2 million card holders in 13 European countries. TotalFinaElf also has 6.7 million customer loyalty cards in Europe that promote repeat visits to TotalFinaElf’s service stations. Boutique sales, car washes and new fast-food concepts are also being used to capitalize on the marketing network.

      Africa. TotalFinaElf is the co-leader on the African continent with activities in more than 40 countries, a market share of more than 10% in more than 30 countries and an overall network market share for Africa of more than 20%. TotalFinaElf is the second-largest marketer of oil products in Africa, with refined product sales of 10 Mt in 2001, mainly in South Africa, Nigeria, Kenya, Senegal, and the Ivory Coast. Refining facilities include interests in six refineries in Cameroon, Ivory Coast, Gabon, Senegal, Angola and South Africa. TotalFinaElf is in the process of acquiring the refining and marketing assets of Agip Zambia, an Agip (ENI group) subsidiary, as part of the process of expanding its position in Africa. Through this transaction, TotalFinaElf is acquiring a 50% interest in the Indeni refinery, 20 service stations, a motor fuel depot and interests in a lubricant plant. The Total-branded network is expected to be expanded to 50 retail outlets, for a market share of approximately 15%, with potential for sales growth.

      Mediterranean Rim. TotalFinaElf is continuing to expand its marketing, lubricants and LPG operations around the Mediterranean Rim, concentrating on Spain, Portugal, Morocco, Lebanon and Turkey. TotalFinaElf acquired full ownership of Total Oil Turkiye, a petroleum product marketing joint-venture, by purchasing the 49% interest held by its partner. Total Oil Turkiye owns a network of more than 330 service stations in Turkey, representing market share of 6%. The Group is also marketing LPG, with a similar market share.

      Central Europe. TotalFinaElf expanded its marketing position by opening nine new stations in 2001.

      Asia. Consistent with its strategy to expand marketing operations in the Far East, TotalFinaElf is developing its activities in Asia. TotalFinaElf and China Merchants concluded an agreement to combine their LPG activities. With an expected volume of about 200,000 tons in 2002, this partnership will be the largest LPG distributor in this promising region. TotalFinaElf operates several LPG storage and distribution companies, including four in China, four in Vietnam, where TotalFinaElf has approximately a 20% market share, and in Cambodia, where TotalFinaElf has a 35% market share. TotalFinaElf also operates lubricant blending and distribution companies, including two in China, one in Vietnam, and one in India. For network marketing, TotalFinaElf is expanding its presence and operates a network of 38 stations in the Philippines, 24 in Cambodia, 8 in China and 3 in Vietnam. TotalFinaElf also holds a 20% interest in the WEPEC refinery in Dalian, which supplies petroleum products mainly to the domestic market.

      TotalFinaElf developed its activities in Pakistan to create a distribution network for petroleum products, involving an initial investment of $20 million. TotalFinaElf is also building up LPG storage and marketing operations in Bangladesh.

      United States. In the United States, TotalFinaElf operates one refinery, the 156 kb/d Port Arthur facility on the Gulf of Mexico. This refinery benefits from the ongoing integration with an extensive base petrochemicals operation that will be further expanded with a world-class steam cracker built by the 60/40 BASF-TotalFinaElf joint venture.

Trading and Supply

      The tightness in world oil markets eased considerably over the course of 2001. A deteriorating economic environment and recent high oil prices combined to reduce growth in world oil demand to near stagnation. The attacks of September 11, 2001 further undermined world oil demand in the final quarter of the year. Despite growing non-OPEC oil production, OPEC adjusted its supply progressively in four successive quota reductions. The imbalance between supply and demand led to an increase in oil stocks, particularly in the second half of the year. Oil prices fell as inventories rose, easing market tensions. During this volatile period, TotalFinaElf’s trading division maintained a high level of activity, with physical volumes of crude oil and refined products in excess of 5 Mb/d being traded in 2001.

      TotalFinaElf is one of the world’s major traders of crude oil and refined petroleum products, dealing extensively in physical, forward and futures markets. The division’s purchases and sales are spread among spot, term, exchange and other arrangements, such as swaps, and cover a variety of sources and customers in order to optimize revenues from TotalFinaElf’s crude oil production and supplies to its refineries and to match the various markets in which TotalFinaElf operates while seeking to ensure security of supply, flexibility and cost competitiveness. In connection with its trading activities, TotalFinaElf, like most other oil companies, uses hedging strategies designed to help moderate its exposure to fluctuations in the price of crude oil and related products. All of TotalFinaElf’s trading activities in this area are subject to internal controls and trading limitations.

      The table below sets forth selected information with respect to worldwide sales and supply of crude oil for each of the last three years.

SALES AND SUPPLY OF CRUDE OIL

	For the Year Ended December 31,

			1999
	2001	2000	pro forma

	(kb/d, except percentages)
Sales of crude oil
Total sales	4,553	4,592	5,163
Sales to Downstream segment(1)	2,162	2,166	2,091
Sales to outside customers	2,391	2,426	3,072
Sales of crude oil to outside customers as a percentage of total sales	53%	53%	60%
Supply of crude oil
Total supply	4,553	4,592	5,163
Produced by the Company(2)(3)	1,427	1,395	1,441
Purchased from outside suppliers	3,126	3,197	3,722
Production by the Company as a percentage of total supply	31%	30%	28%

(1)	Excludes share of CEPSA.

(2)	Includes condensate and natural gas liquids.

(3)	Includes TotalFinaElf’s proportionate share of the production of equity affiliates.

Shipping

      2001 was a year of contrasts for the oil chartering market, for both crude and refined products shipping. Freight rates began the year at record highs but slid through most of 2001 to end the year at near record lows. At the end of the year, freight rates were at their lowest levels since 1999.

      In this market context, TotalFinaElf maintained a strong level of shipping and chartering activity: volumes transported in 2001 were comparable to those of 2000, while the number of ships chartered rose slightly as a result of an increase in refined products shipments.

      TotalFinaElf employs a sizable fleet of ships through medium and long-term chartering contracts, which enabled it to confront the rise in freight rates at the beginning of the year under favorable conditions. Fleet renewal and modernization continued. Accordingly, for crude oil transport two new Suezmax vessels (“Erviken” and “Storviken”) and two new Aframax vessels (“Nord Atlantic” and “Nord Stealth”) entered into the fleet. For product transport, TotalFinaElf took three vessels on long-term charter (“Kersaint”, “Marne”, “Charente”) destined to replace older units.

CHEMICALS

Overview of the Chemicals Activities

      TotalFinaElf is one of the largest integrated chemical producers in the world. In 2000, with the subsequent combination between TotalFina and Elf Aquitaine, TotalFinaElf’s Chemicals segment grew further and was organized into three sub-sectors: Petrochemicals and plastics, Intermediates and Performance Polymers and Specialties.

      In 2001, the Chemicals segment reported sales of 20 B€. Europe accounted for 63% of total sales of the segment, the United States 25%, and the rest being mainly Asia and Latin America.

      The table below sets forth selected financial information for the Company’s Chemicals segment for each of the last three years.

CHEMICALS SEGMENT FINANCIAL DATA(1)

	For the Year Ended December 31,

			1999
	2001	2000	pro forma

	(in millions of euros)
Total segment sales (including sales to other segments)	19,966	21,246	17,502
Operating income (excluding non recurring items)	1,095	1,627	1,189

(1)	See Note 4 of the Notes to the Consolidated Financial Statements included in this Annual Report for more detailed information on the Chemicals segment and a geographical breakdown.

     The table below shows the Chemicals segment’s main product-groups and their major applications:

Main product groups	Major applications

Petrochemicals and plastics
Olefins
Ethylene	Production of polyethylene, vinyl chloride monomer, styrene, functional polymers and copolymers
Propylene	Production of polypropylene, acrylic acid, OXO-alcohols
Aromatics
Butadiene	Production of lactame 12, polybutadiene, elastomers
Benzene	Production of styrene, cyclohexane, chlorobenzenes
Toluene	Production of chemical intermediates and solvents
Xylenes	Production of phtalic anhydride, terephtalic acid (PTA), solvents
Polyethylene	Packaging and packaging films, cables, pipes and tubes, blow molded bottles, fuel tanks, automobile parts
Polypropylene	Packaging, containers, automobile parts, household and sanitary goods, electrical appliances and fibers
Styrenics
Styrene	Production of polystyrene, ABS, emulsions, resins, plastic additives
Polystyrene	Packaging, audio-video, microcomputers, TV and electric appliances
Elastomers	Bitumen modification, footwear, plastic modification, adhesives
Vinyl chloride monomer	Production of polyvinylchloride
Polyvinylchloride	Housing and decorative coatings, automobile industry, pipes, tubes and profiles
Fertilizers	Nitrogen and complex fertilizers, urea, industrial products

Main product groups	Major applications

Intermediates and performance polymers
Acrylics	Resins, emulsion resins for adhesives, paints and coatings, superabsorbents, plastic additives, monomer for PMMA (polymethylmethacrylate)
Fluorochemicals	Refrigeration, air conditioning, foam blowing agents, solvents, intermediates
Thiochemicals	Agrochemical and pharmaceutical intermediates, polymerization agents and additives, gas odorants
Caustic soda	Chemicals, alumina, pulp and paper, detergents and soaps
Hydrogen peroxide	Pulp and paper bleaching, textile, electronics and water treatment
Organic peroxides	Polymerization catalysts for polyethylene, PVC, polystyrene; cross-linking agents
Additives	Stabilizers and impact modifiers used in polymer conversion
Performance products	Gas and liquid separation, adsorption/ filtration, specialty surfactants
Polyamides 11 & 12	Engineering polymers used in the automobile industry, in the space & aviation and electronic industries and for the manufacture of hot-melts and of protective coatings for pipes and tubes
PVDF — Fluoropolymers	Engineering polymers used in construction, chemical engineering, protective paints and coatings and for the protective coatings of off-shore pipes
PMMA — Polymethylmethacrylate	Acrylic glass used in construction, the automobile industry, advertising signs, decoration and the manufacture of sanitary sheets
Specialties
Rubber-processing	Rubber parts for the automobile, transportation and aviation industries (transmission systems, antivibration systems, fluid transfer parts, body sealings, precision sealings, O-rings), consumer products (gloves, sponges) (Hutchinson)
Resins	Polyester resins and gel coats for boats, truck-parts, sanitary and leisure, UV/EB resins for coatings, resins and emulsions for paints, inks, varnishes and adhesives (Cray Valley, Sartomer and Cook Composites and Polymers)
Paints	Decorative paints, industrial coatings, protective coatings and marine paints (SigmaKalon)
Adhesives	Construction, timber, packaging, do-it-yourself, non-woven fabrics (BostikFindley)
Electroplating	Decoration and protection of metal and plastic parts, plating in the electronic industry (PCBs, chip carriers) (Atotech)

Petrochemicals and plastics

      TotalFinaElf’s Petrochemicals and plastics business is involved in the production of olefins, aromatics, polyolefins, styrenics, vinyl polymers, as well as PVC compounding and conversion. Well integrated with its refining assets, TotalFinaElf’s main petrochemicals plants are located in Belgium (Antwerp) and Feluy, France (Carling, Gonfreville, Balan/St Fons, Fos and Lavera), Texas (Port Arthur, Houston, Bayport), and Louisiana (Carville). TotalFinaElf’s research facilities are located near the plants to enable more effective technological development and customer support.

      The table below sets forth the capacity, at year-end 2001, of TotalFinaElf’s petrochemicals facilities by major product for Europe, North America and the world total.

Capacity at December 31, 2001

		North	World
	Europe	America	Total(1)

	(in thousands of tons)
Olefins	4,750	1,075	5,890
Aromatics(2)	2,930	655	3,585
Polyethylene	1,260	410	1,710
Polypropylene	765	1,000	1,780
Styrenics(3)	1,320	1,070	2,470
Vinylchloride Monomer (VCM)	1,030	—	1,060
Polyvinylchloride (PVC)	900	70	970

(1)	Including minority interests.

(2)	Including Butadiene.

(3)	Styrene, polystyrene, elastomers.

     In Petrochemicals and plastics, TotalFinaElf’s goal is to strengthen its position as one of the leading global competitors of the sector, by concentrating developments on existing large-scale sites and on new world-scale projects that target growing markets.

      Petrochemicals and plastics sales totaled 7.0 B€ in 2001 versus 8.0 B€ in 2000, reflecting lower sales prices in most products and lower volumes for some products. Favorable market conditions, both in terms of volumes and margins, in the first half of 2000, were followed at the start of the second half of 2000 by more difficult circumstances combining lower volumes, essentially in the US, and lower margins. The high level of raw materials and energy prices at the beginning of 2001, and the continued slowdown of the US economy, exacerbated competition and put greater pressure on margins. Polyolefins markets were hard hit by this situation, with polyethylene and polypropylene margins reaching all time lows in 2001, both in Europe and the US. On the PVC market, the satisfactory 2000 market conditions were not sustained in 2001, in terms of both volumes and margins.

      Heavy rains in the Spring of 2001 had a negative impact on the 2000/2001 sales campaign for fertilizers in France, the Company’s largest fertilizer market.

      In line with its development and productivity programs, TotalFinaElf started several major projects in 2001.

      In Belgium, a limited expansion of the 65% owned Fina Antwerp Olefins (FAO) N2 naphtha-cracker was completed in the first quarter of 2001. In May 2001, the Company announced a larger project on the same plant, aimed at further expanding the capacity of the N2 naphtha-cracker by constructing a new cracking furnace and debottlenecking the products recovery section. The expansion of the N2 naphtha-cracker is expected to come on line by year end 2002, and as a result, FAO’s total ethylene capacity is projected to increase from 1.25 million t/y to 1.4 million t/y and position the Antwerp site as one of the largest of its category. The project will also enhance the unit’s safety and environmental standards and improve its energy efficiency.

      In France, the new 375 km ethylene pipeline linking the operations at Carling to the Viriat underground storage facility was put into service in the summer of 2001. The planned expansion of the Carling naphtha-cracker to 570,000 t/y is expected to be commissioned during the first half of 2002.

      In the US, the new naphtha-cracker built at Port Arthur (Texas), by a joint venture between TotalFinaElf (40%) and BASF (60%), was placed in service in the fourth quarter of 2001. The unit, with an initial production capacity of 920,000 t/y, is integrated with the nearby TotalFinaElf refinery. It will supply ethylene, propylene and aromatics to the Company’s existing US Petrochemicals and plastics operations. Engineering studies related to the construction of three complementary units for the cracker (butadiene extraction and indirect alkylation (TotalFinaElf 16%) and olefins enhancement/ metathesis (TotalFinaElf 40%) were launched. The commissioning of these units is expected by mid-2003.

      In October 2001, TotalFinaElf announced its participation in a world-scale petrochemicals project developed at Ras Laffan (Qatar), with Qatar Petroleum, Chevron Phillips Chemical and Qatar Petrochemical Company Limited (QAPCO) (TotalFinaElf 10%). Production capacity for the new ethane cracker will be one million t/y initially and expandable to 1.5 million t/y, making it the largest of its kind in the world. It will be based upon the feed produced on the Company’s Dolphin project. It will be used to support the future developments of existing units and also supply a new 400,000 t/y polyethylene plant, to be build at Mesaieed (Qatar).

      In Polyethylene, the construction of a new bi-modal high-density polyethylene line at Antwerp (Belgium) continued. Start up of the plant is scheduled for mid-2002. New polymer grades produced at this plant will boost the Company’s commercial positions in the polyethylene pipe sector.

      In Polypropylene, operations inherited from unwinding the Appryl joint venture with BP were rapidly integrated into TotalFinaElf’s own PP operations. TotalFinaElf is the third-largest polypropylene producer in the world, with combined production capacity due to increase to 2.1 million tons, split between the United States and Europe, after the start up of the new Feluy (Belgium) plant, which is expected in the first half of 2002.

      In Styrenics, TotalFinaElf, currently world’s fourth largest supplier, commissioned the investments included in its 2000 development program: the expansions at Prat de Llobregat (Spain) and Carling (France), representing a 100,000 t/y capacity increase, were started during the first and fourth quarter of 2001, respectively. In the US, the new 230,000 t/y line, the largest of its kind in the world, built at Carville (Louisiana) was started during the last quarter of 2001. Operations suffered from the downturn of the US economy and the slowdown of the electronics industry. Asian operations were also hit by difficult market conditions, despite the positive impact of added-value products, e.g. new fire-retardant polystyrene compounds from the facility started in Thailand in 2000 and new audio-video grades.

      The two-fold capacity increase of the Finaclear’ elastomers unit to 40 mt/y at Antwerp (Belgium) was successfully started during the second half 2001.

      The plan launched in 1997 to upgrade the European general purpose polyvinylchloride (GP-PVC) assets came to completion, with:

•	the integration, as of January 1, 2000, of the PVC assets acquired from Shell, at Berre (France), in the framework of a manufacturing joint-venture with Solvin, in which the Company holds a 65% share;

•	the expansion of the Balan (France) PVC site, put on-stream in October 2000;

•	the start-up, in June 2001, of a new PVC unit, in Martorell (Spain), as part of a manufacturing joint-venture with Solvin, in which the Company holds a 35%-share;

•	the subsequent mid-2001 closure of the GP-PVC units located in Brignoud (France), Miranda and Hernani (Spain).

      These projects consolidate TotalFinaElf’s rank as third-largest PVC producer in Europe.

      In April 2001, the new operations of Qatar Vinyl Corporation (QVC) (TotalFinaElf 16%) were successfully started at Mesaieed (Qatar). QVC operates several units at the site, including caustic soda (290,000 t/y), EDC (dichloroethane — 360,000 t/y), VCM (Vinyl chloride monomer — 230,000 t/y). QVC’s production is aimed at Asian markets. Ethylene is supplied by QAPCO, also located at Mesaieed (Qatar).

      In Fertilizers, 2001 was marked by a major explosion at the Toulouse plant (France) on September 21, 2001. See Note 27 to the Consolidated Financial Statements.

Intermediates and performance polymers

      Intermediates and performance polymers have activities in Europe, the U.S. and Asia and supply a large variety of markets that include construction, the automobile industry, paints and coatings, pulp and paper, refrigeration, cosmetics, specialty chemicals and agrochemicals. Recognized brand names include Rilsan™ polyamides, Kynar™ fluoropolymers, and Altuglas™ and Plexiglas™ — resins and transparent sheets.

      In Intermediates and performance polymers, TotalFinaElf holds leadership positions in a large number of businesses. Its goal is to expand selectively in growing markets, thanks to new products and markets developed by R&D (research and design) and the globalization of businesses.

      Sales for Intermediates and performance polymers decreased to 4.7 B€ in 2001 from 5.3 B€ in 2000, reflecting changes in perimeter (essentially asset-disposals) and more difficult economic conditions: slower U.S. demand, the downturn in the automobile industry, in the pulp and paper sector and in electronics.

      Acrylics. TotalFinaElf ranks among the top three largest acrylics producers and operates plants in Carling (France) and Rho (Italy). Key developments over the last few years have targeted the rapid globalization of this business. In 2000, TotalFinaElf acquired a majority share in the expansion of Rohm & Haas’s methylmethacrylate production facility at their Deer Park, Texas, site, already the largest in the world. This project will establish TotalFinaElf as a producer in North America and consolidates the supply of its PMMA production plants in the region. This agreement is expected to come into effect in the second quarter of 2002. At Bayport, Texas, the Company also began the construction of an Acrylates unit. In the framework of a manufacturing joint-venture established with Nippon Shokubai, American Acryl LLC, the Company is building an Acrylic Acid unit on the same site. Both units are due to come on stream in the first half of 2002, and will allow TotalFinaElf to offer similar supply conditions to its key customers on both sides of the Atlantic. In 2001, the Company brought on stream a new specialty acrylic and methacrylic monomers plant at Carling (France), bringing its total production capacity to 50,000 t/y. Specialty acrylic and methacrylic monomers are used in growing markets, such as water treatment products and resins.

      Fluorochemicals. TotalFinaElf consolidated its number 2 position in the market and its growth in the Refrigeration and Foam segments with two new industrial projects in Pierre-Benite (France) and Zaramillo (Spain), a new fluorochemicals plant in Changshu (China), and its continued operations in the US at Calvert City (Kentucky).

      Peroxides. The Company brought on stream a new hydrogen peroxide production plant in Shanghai (China), bolstering its rank as the world’s third largest producer for this product. TotalFinaElf operates plants in Europe, at Jarrie (France) and Leuna (Germany), in North America, at Memphis (Tennessee) and Becancour (Quebec) and in Asia, at Tomakomai (Japan) and Shanghai (China). In July 2001, TotalFinaElf announced its plan to increase the production capacity of its Becancour site to 110,000 t/y. The planned start-up date of this project is end-2004.

      Engineering polymers. TotalFinaElf is one of the world’s leading manufacturers of engineering polymers, active in specialty polyamides sold under the brand name Rilsan™, thermoplastic elastomers sold under the brand name Pebax™ and fluoropolymers sold under the brand name Kynar™. After strong growth in 2000, with volumes increasing by 15% over 1999, engineering polymers sales were stable in 2001. In 2001, the Company completed the de-bottlenecking of the monomers production facilities for specialty polyamides at Marseilles and Mont (France). Once the Mont site is fully operational later in 2002, the total capacity for Lactame 12 will be increased by 50%, to 22,000 t/y. Lactame 12 is the monomer used for the production of Rilsan’12 polyamides, Platamid™ hotmelts, Pebax™ polyether block amides and Orgasol™ ultra fine powders.

      TotalFinaElf, the world’s leading producer of Kynar™ fluoropolymer, is building a new plant for the production of Kynar™ at Pierre-Benite (France). In the US, the enhancement program undertaken at Calvert City (Kentucky) was finalized in November 2001, yielding a 10%-capacity increase of the plant.

      Thiochemicals. TotalFinaElf, the world’s leading producer, operates plants in Europe, at Lacq and Mourenx (France), at Rotterdam (The Netherlands) and in the US, at Mobile (Alabama), Houston, Beaumont (Texas) and at Riverview (Michigan). Thiochemicals and related products are used as gas odorants, de-sulfiding agents, lubricant-additives and in the production of intermediates for pharmaceuticals, agrochemicals and animal feed.

      TotalFinaElf and Novus announced in January 2002 the construction of a new Methylthiopropionaldehyde (MMP) plant, located at TotalFinaElf’s Beaumont, Texas, plant. The MMP plant, with total capacity of 68,000 t/y, will be owned by Novus and operated by TotalFinaElf, which will also supply two key raw materials, methyl mercaptan, from existing production at Beaumont, and acrolein, from a new 36,000 t/y unit, to be built by TotalFinaElf on the site.

Specialties

      TotalFinaElf’s Specialties are composed of five main entities operating across a wide range of consumer and industrial markets through worldwide organizations. The Company markets its specialty products in more than 55 countries and maintains the objective to expand the segment internationally, concentrating on developing markets and emphasizing high-value-added new product developments, through the combination of strong internal growth and acquisitions. Specialties consist of rubber-processing (Hutchinson), resins (Cray Valley, Sartomer, Cook Composites & Polymers), paints (SigmaKalon), adhesives (BostikFindley) and electroplating (Atotech). The Company’s inks business was sold at the end of 1999. In 2001, sales of Specialties increased by 4% over 2000 to 7.8 B€.

      Hutchinson. TotalFinaElf’s wholly-owned subsidiary produces and markets rubber products for the automotive and aerospace industries and consumer markets. Sales in 2001 rose to 2.7 B€, a 5% increase over 2000. More difficult conditions in the automobile industry and the impact of dollar related production costs on margins put pressure on margins of this sector.

      In 2001, Hutchinson focused its development on internal growth and the integration of Barry Controls, in spite of difficult market conditions particularly in the US. Barry Controls consolidates Hutchinson’s leading positions in the anti-vibration applications for industry and aerospace on the North American and world markets. The acquisition of the Söke group, the main activity of which is the distribution of household cleaning articles, was also implemented during 2001.

      Cray Valley and Sartomer. TotalFinaElf produces resins for inks, paints, adhesives and coatings through its Cray Valley and Sartomer subsidiaries. In 2000, both businesses benefited from a favorable economic climate, sustained by American demand and the recovery in Europe. In 2001, the slowdown in the US and in the electronics industry severely impacted sales and margins. In 2001, sales were stable at 1.7 billion euros, including the impact of the reclassification of some emulsions business to Resins.

      In 2000 and 2001, Cray Valley strengthened its position as the world leading producer of gel-coats with the start-up of a new plant on its Miranda de Ebro (Spain) site, in the second half of 2000, and with the acquisition of ITIP SRL, the third largest Italian producer of gel-coats. Cray Valley, the world’s second largest producer of unsaturated polyester resins, also completed the buy-out of Borden’s unsaturated polyester activities in Europe, and in the first quarter of 2001, acquired the Resins division of Croda International Plc and Dynomer, the Malaysian unit of Finnish group Nordkemi. The acquisition of Ricon’s Polybutadiene Resins in the United States adds momentum to the existing business of the Company in this domain.

      In 2001, two major investments were initiated in Europe and in the US. A new powder resins facility in North Kansas City, Kansas, due to start up by mid-2002, will position Cray Valley and its US subsidiary, Cook Composites, as major suppliers to the coatings markets. A new Monomers and Oligomers plant, located at Villers-Saint-Paul (France), will allow Sartomer to serve the fast growing markets in UV (ultra violet) curable resins. This new unit is due to start-up by mid-2003.

      In January 2002, Cray Valley announced the closure of its Machen (United Kingdom) site by 2003. The production of the plant will be transferred to other units, Stallingborough (United Kingdom), Villers-Saint-Paul (France) and Zwickau (Germany).

      BostikFindley. The Bostik-Findley unit had sales of 1.1 billion euros in 2001 and ranks second worldwide in adhesives production, with leading positions in do-it-yourself (DIY), non-woven and industrial adhesives. In early 2001, BostikFindley announced the acquisition of the floor covering and ceramic tile installation products of DAP, thereby expanding BostikFindley’s product portfolio for the construction sector. In 2000, BostikFindley acquired ASA’s Powder Adhesives activities in Australia and Laral Leman, a French company producing innovative fast bonding and fixing systems. These businesses were rapidly integrated during 2001.

      At the end of 2001, most of the integration work and synergies related to the merger of Bostik and Findley operations on a world wide basis are now in place.

      SigmaKalon. With sales of 1.7 billion euros in 2001, TotalFinaElf’s paints sector achieved a 4% sales increase over 2000. Paints benefited from good market conditions in Europe, in the professional and DIY segments. The new organization resulting from the merger of Sigma and Kalon is in place and integration programs in areas such as product range and formula harmonization are well advanced.

      Atotech. In the first half of 2001, TotalFinaElf’s Electroplating business, Atotech, pursued its developments in a high-yield climate, particularly in Asia, in line with business trends experienced over 2000. The second half of 2001 showed a sharp decrease in demand, both in the Chemicals and Equipment sectors, reflecting the recession in the world electronics markets and more generally in the US. Atotech was able to limit the impact of this slowdown largely due to its involvement in the higher end of the electronics markets and its strong positions in Asia. Its positions in Asia have been consolidated over the past few years with the start-up of a new facility in Singapore, the expansion of the Koda (Japan) site and the decision to build a new production plant in Taiwan, due to start-up in 2002. In the US, the integration of the recently acquired electroplating and anti-corrosion assets of McGean Rohco was accelerated, in order to reap more rapidly the benefits of this acquisition.

      Divestments. In 2000 and 2001, as part of its divestiture plan, the Company announced the disposal of several assets: the Oleochemicals (Oleofina), inorganic fluorine compounds (Ozark-Mahoning) and Metal & Aviation (Turco) were divested in 2000 and early 2001. In June 2001, TotalFinaElf announced an agreement for the sale of its Flexible Packaging business (Soplaril), the disposal of its Canadian Lubricants Division, and the sale of its Chlorotoluenes business to Tessenderlo (Entreprise Miniere et Chimique). The Chlorotoluene assets in China were sold to TotalFinaElf’s Chinese partner later in 2001.

      In October 2001, TotalFinaElf announced an agreement, to sell most of its Ceramic Opacifiers business, including plants in the US, in Brazil and in Mexico.

      In January 2002, TotalFinaElf announced an agreement for the sale of its Phosphorus and derivatives business.

      In April 2001, the Company announced the indefinite suspension of operations at its Portland, Oregon, chlorine-alkali and sodium chlorate plant in light of the unprecedented power prices in the Pacific Northwest. In February 2002, the Company announced its plan to suspend production in mid-2002 at the Wichita Kansas plant that produces HCFC 22.

OTHER MATTERS

E-Procurement Activities

      TotalFinaElf initiated a pilot e-commerce project in mid-2000, the transactions of which largely take place on the Trade-Ranger global electronic marketplace for energy and chemical goods and services, which went live at year-end 2000. The Group is one of the principal shareholders among the 16 founding shareholders in Trade-Ranger. Trade-Ranger is the biggest marketplace in the oil, gas and chemicals industry, and has successfully launched catalog transaction tools as well as surplus and auctions tools. The Group has carried out about 4,000 e-procurement automated transactions in certain of its Upstream, Downstream and Chemicals activities and has conducted electronic reverse auctions or electronic requests for proposals in its Upstream and Downstream branches for a total amount of about 40 M€. The Group’s procurement spending total is nearly 15 B€ per year, and the Group expects that e-procurement transactions may over time ultimately account for about half of this amount. In more general terms, the 2001 pilot phase has demonstrated the effective benefits of the use of such tools and services in TotalFinaElf. Accordingly, each branch is building a roll-out plan for its entities worldwide for the coming months and years.

C.  ORGANIZATIONAL STRUCTURE

      Total Fina Elf S.A. is the parent company of the TotalFinaElf Group and is the direct or indirect parent of 950 subsidiaries.

      For a list of the Principal Subsidiaries of Total Fina Elf S.A., see Note 29 of the Notes to the Consolidated Financial Statements.

D.  PROPERTY, PLANTS AND EQUIPMENT

      TotalFinaElf has freehold and leasehold interests in numerous countries throughout the world, none of which is material to TotalFinaElf. See “Information on the Company — Upstream” for a description of the TotalFinaElf’s reserves and sources of crude oil and natural gas.

Environment

      TotalFinaElf places great emphasis in addressing the problem of underground contamination in compliance with numerous legal and regulatory requirements. Environmental factors are an important consideration in planning, designing and operating all of TotalFinaElf’s facilities. TotalFinaElf conducts several key programs to ensure that operations are carried out in an environmentally acceptable manner. These programs include research into reducing sulphur levels in heavy fuel oils, diesel fuel and auto fuel, developing more effective methods for preventing and managing any offshore oil spills, improving the quality of emissions and effluents from TotalFinaElf’s refineries and chemical plants, developing and installing monitoring systems at TotalFinaElf’s facilities, and photo-cure resins to replace solvent-based products. TotalFinaElf conducts detailed environmental impact studies for each of its major projects.

      TotalFinaElf continued in 2001 to coordinate the application of the principles set forth in the Company’s Charter for Health, Safety and the Environment. The core activities of this program are: implementing systems for early planning of exploration and development activities, with a focus on minimizing waste on-site, thereby improving value; decreasing the consumption of water and certain raw materials; and managing environmental risks through internal or external audits in which insurers participate in the planning process. Most of TotalFinaElf’s units are already certified according to environmental management ISO 14001 standard, and others are implementing such a system.

      After the sinking of the Erika tanker, TotalFinaElf made significant commitments through the Atlantic Coast Task Force to contribute to the coastline remediation, pump-out the tanker’s remaining cargo, which was done during the summer of 2000, remove waste and restore the coastal region’s ecological balance. The Task Force has a budget of more than 150 M€, entirely funded by TotalFinaElf. In 2001, TotalFinaElf started the treatment of oily wastes (220,000 tons) collected after the spill. To date, more than 18,000 tons of waste have been processed and completion is forecast for the fourth quarter of 2003.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Background

      Certain information contained in this Annual Report on Form 20-F, including, without limitation, information appearing under “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 8. Legal Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” are forward-looking statements.

      The following important factors, together with others that appear with the “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this Annual Report, or in the Company’s other Securities and Exchange Commission filings, could affect the Company’s actual results and could cause the Company’s actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Annual Report on Form 20-F. TotalFinaElf’s operating results are generally affected by a variety of factors, including movements in crude oil prices and refining margins, which are both generally denominated in dollars, and exchange rates, particularly the value of the euro against the dollar. Higher crude oil prices generally have a positive effect on operating income of TotalFinaElf, as its upstream oil and gas business benefits from the resulting increase in prices realized from production. Lower crude oil prices generally have a corresponding negative effect. However, TotalFinaElf’s margins from its production activities in the Middle East are less sensitive to fluctuations in the price of crude oil due to the tax system in effect in most Middle Eastern countries in which TotalFinaElf operates. Similarly, certain crude oil production in Nigeria is less sensitive to fluctuations in the price of crude oil due to the contract terms. See “Item 4. Information on the Company.” The effect of changes in crude oil prices on TotalFinaElf’s Downstream activities depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes.

      Like other major international oil companies, TotalFinaElf, in the ordinary course of its business, enters into transactions designed to hedge its exposure against movements in both crude oil prices and currency exchange rates. TotalFinaElf’s policy with respect to long-term borrowings is to denominate such borrowings principally in dollars, euros, British pounds sterling and Norwegian krone as the cash flow generated by its business depends to a certain extent on those currencies. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” TotalFinaElf’s operating results are also affected by general economic and political conditions and changes in governmental laws and regulations. See “Item 4. Information on the Company — Other Matters.”

      The Consolidated Financial Statements included elsewhere herein are prepared in accordance with French GAAP, which differs in certain respects from U.S. GAAP, and contain a reconciliation of net income, earnings per share and shareholders’ equity to U.S. GAAP. See Note 3 of the Notes to the Consolidated Financial Statements included elsewhere herein. Figures for 1999 are presented on a historical basis unless otherwise specified.

Critical Accounting Policies

      A summary of the Group’s significant accounting policies is included in Note 1 to the Consolidated Financial Statements. Management believes that the application of these policies on a consistent basis enables the Group to report useful and reliable information about the Group’s financial condition and results of operation.

      Management is required to make assumptions and estimates that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and disclosure of contingent assets and liabilities, in order to prepare financial statements in conformity with generally accepted accounting principles. Judgments and assessments of matters which are uncertain are required in many areas in which the Group’s significant accounting policies are applied.

      Assumptions are especially important in the area of the Group’s oil and gas accounting for reserves, assets, inventory, depreciation and impairment, and oil and gas derivatives. Projections of future cash flows based on management’s estimation of physical production and oil prices are subject to significant variation depending on the assumptions used. Key assumptions are also important in the determination of projected liabilities for pension and other post-retirement benefits, environmental and tax matters and the resolution of litigation. The Group’s Consolidated Financial Statements are reported in euros, although a significant portion of the Group’s revenues are earned in US dollars. Accordingly, there may be significant cumulative translation adjustments reported from time to time. The application of FAS 133 and 141 and 142 require management to make a number of interpretations that could affect reporting amounts, particularly when assessments of market valuations of non-liquid assets at specified dates are involved.

      Accordingly, actual results of the Group will inevitably vary somewhat from estimates on which the Group’s consolidated financial statements are prepared at any specified date. Notwithstanding these limita-

tions, management believes that the Group’s Operating and Financial Review and Prospects provide a meaningful and fair perspective on the Group.

Results by Business Segment 2001-1999

      The table below sets forth the respective contribution of each of TotalFinaElf’s business segments to TotalFinaElf’s total sales, operating income (excluding non-recurring items) and investments by business segment, for the years ended December 31, 2001, 2000, and 1999.

				Corporate and
				Consolidation
	Upstream	Downstream	Chemicals	Adjustments	Consolidated

	(in millions of euros)
2001
Total Sales (including intercompany)	26,937	73,285	19,966	(14,870)	105,318
Operating Income	9,022	3,004	1,095	(252)	12,869
Investments	7,496	1,180	1,611	279	10,566
2000
Total Sales (including intercompany)	26,077	84,642	21,246	(17,408)	114,557
Operating Income	10,113	3,144	1,627	(289)	14,595
Investments	5,639	1,163	1,353	184	8,339
1999
Total Sales (including intercompany)	7,876	29,891	8,934	(4,523)	42,178
Operating Income	1,966	574	604	(99)	3,045
Investments	2,708	837	1,082	323	4,950

Non-recurring Items for Operating Income

      The table below sets forth details of the non-recurring items affecting operating income by business segment for the years ended December 31, 2001, 2000, and 1999:

	Upstream	Downstream	Chemicals	Corporate	Total

	(in millions of euros)
2001
Restructuring charges		(10)	(14)		(24)
Asset impairment charges			(50)		(50)
Other items		(18)			(18)
TotalFinaElf		(28)	(64)		(92)
2000
TotalFina
Restructuring charges	(34)	—	(2)	—	(36)
Asset impairment charges	—	(49)	(8)	—	(57)
Loss on sales of assets	(1)	—	—	—	(1)
Other items	—	—	—	—	—
TotalFina	(35)	(49)	(10)	—	(94)
Elf Aquitaine
Restructuring charges	(28)	—	—	—	(28)
Asset impairment charges	(29)	(41)	(142)	—	(212)
Loss on sales of assets	—	—	—	—	—
Other items	—	—	(48)	—	(48)
Elf Aquitaine	(57)	(41)	(190)	—	(288)
TotalFinaElf
Restructuring charges	(62)	—	(2)	—	(64)
Asset impairment charges	(29)	(90)	(150)	—	(269)
Loss on sales of assets	(1)	—	—	—	(1)
Other items	—	—	(48)	—	(48)
TotalFinaElf	(92)	(90)	(200)	—	(382)
1999
TOTAL	—	—	—	—	—
PetroFina
Asset impairment charges	(128)	(113)			(241)
TotalFina	(128)	(113)			(241)

Company Results 2001 vs. 2000

Financial Results

      TotalFinaElf’s sales declined to 105,318 M€ in 2001 from 114,557 M€ in 2000, primarily due to lower crude oil prices and lower European refining margins experienced in 2001 versus 2000. Operating income excluding non-recurring items (after corporate and consolidation adjustments) fell to 13,121 M€ in 2001 from 14,884 M€ in 2000, reflecting the weaker crude oil prices and refining margins that were partially offset by ongoing volume growth, productivity improvement and merger synergy benefits. Net income excluding non-recurring items decreased slightly to 7,518 M€ in 2001 from 7,637 M€ in 2000.

      The 2001 environment was characterized by sharp declines in the second half for oil prices and European refining margins; the dollar-euro exchange rate remained relatively stable at favorable levels. Continued growth, productivity improvements, and synergies from the combinations with Elf Aquitaine and PetroFina had a positive impact of approximately 1.2 B€ on pre-tax operating income.

Upstream

      Upstream segment sales (excluding sales to other segments) were 14,365 M€ in 2001 compared to 11,108 M€ in 2000, reflecting the impact of increased production volumes. Operating income excluding non-recurring items declined to 9,022 M€ in 2001 from 10,113 M€ in 2000. The average price of Brent crude oil fell to $24.4/b in 2001 from $28.5/b in 2000. In certain cases, contracts for the sale of natural gas determine the gas price by reference to, among other factors, crude oil prices, albeit with a lag effect of one to several months.

      Oil and gas production rose to 2,197 kboe/d in 2001 from 2,124 kboe/d in 2000, primarily due to production start-ups at the Elgin-Franklin fiels in the UK North Sea, the Sincor field in Venezuela and other production increases in Norway, Myanmar and Nigeria. In 2001, the Upstream segment’s crude oil production represented 66% of its production on an oil equivalent basis and natural gas represented 34% of production. Natural gas production increased to 4,061 Mcf/d in 2001 from 3,758 Mcf/d in 2000. The Upstream segment’s combined net proved reserves of crude oil and natural gas increased to 10.98 Bboe at December 31, 2001 from 10.76 Bboe at December 31, 2000. Refer to “Supplemental Oil and Gas Information (Unaudited)” contained elsewhere herein for tables showing changes in proved reserves by year and by region.

      Upstream segment investments increased to 7,496 M€ in 2001 from 5,639 M€ in 2000, due principally to the inclusion of 989 M€ for acquisitions in 2001 of gas and power assets in South America as well as increased investment in projects in Nigeria (287 M€) and Kazakhstan (160 M€). Strategically, the Company plans to grow the Upstream segment by continuing to develop large projects, including conventional oil and gas, midstream gas, LNG, and enhanced recovery projects, and to improve underlying profitability by lowering average unit costs.

Downstream

      Downstream segment sales (excluding sales to other segments) decreased to 71,373 M€ in 2001 from 82,531 M€ in 2000. European refining margins fell off sharply in the second half of 2001, averaging $15.4/ton for the year compared to the average for 2000 of $23.8/ton. The Downstream segment operating income excluding non-recurring items was 3,004 M€ in 2001 compared to 3,144 M€ in 2000. Productivity improvements and merger-related synergies contributed approximately 0.7 B€ to the Downstream segment’s 2001 operating income.

      Downstream segment investments were 1,180 M€ in 2001 compared to 1,163 M€ in 2000. Strategically, the Company is continuing its efforts to reduce the refinery breakeven point, improve European marketing, control investments, and expand operations, notably in overseas markets and LPG activities.

Chemicals

      Chemicals segment sales (excluding sales to other segments) were 19,560 M€ in 2001 compared to 20,843 M€ in 2000. Operating income excluding non-recurring items fell to 1,095 M€ in 2001 from 1,627 M€ in 2000. During 2001, petrochemical margins fell sharply as expanding product supply outpaced weak US and European demand. In the Intermediates and Specialty sectors, the economic environment was generally less favorable, particularly in the US and the electronics industry.

      Chemicals segment investments increased to 1,611 M€ in 2001 from 1,353 M€ in 2000 as the Company finalized certain large-scale projects that had begun in previous years, such as the steamcracker at Port Arthur and the capacity expansion at Carling. Strategically, the Company plans to pursue profitable growth for this segment, capturing both internal and external opportunities worldwide. In addition, the Company expects that the segment’s strategic divestments should reach 1.5 B€ for the 2000-2003 program; cumulative 2000-2001 divestment proceeds rose to more than 650 M€ by the end of 2001.

Company Results 2000 vs. 1999

      The table below sets forth French GAAP consolidation of TotalFina and Elf Aquitaine with respect to operating income, tangible and intangible assets, investments and sales for each of the business segments for calendar year 2000.

				Corporate and
				Consolidation
	Upstream	Downstream	Chemicals	Adjustments	Consolidated

	(in millions of euros)
Operating Income
(excluding non-recurring items) TotalFina	4,574	1,699	624	(155)	6,742
Elf Aquitaine	5,539	1,445	1,003	(134)	7,853
TotalFinaElf	10,113	3,144	1,627	(289)	14,595
Tangible and Intangible Assets
TotalFina	11,367	4,782	4,529	231	20,909
Elf Aquitaine	12,149	3,523	3,889	143	19,704
TotalFinaElf	23,516	8,305	8,418	374	40,613
Investments
TotalFina	3,022	792	766	170	4,750
Elf Aquitaine	2,617	371	587	14	3,589
TotalFinaElf	5,639	1,163	1,353	184	8,339
Sales (non group)
TotalFina	5,311	41,029	10,300	46	56,686
Elf Aquitaine	5,797	41,502	10,543	29	57,871
TotalFinaElf	11,108	82,531	20,843	75	114,557

Financial Results

      TotalFinaElf’s sales increased in 2000 to 114,557 M€ from 42,178 M€ in 1999, primarily due to the inclusion of 57,871 M€ of Elf Aquitaine sales as well as higher crude oil prices and volume growth. Operating income excluding non-recurring items (after corporate and consolidation adjustments) for 2000, including Elf Aquitaine’s contribution 7,853 M€, rose to 14,595 M€ from 3,045 M€ in 1999, reflecting the positive impact of higher crude oil prices on the Upstream segment, synergies derived from the combinations with PetroFina and Elf Aquitaine as well as continued volume growth and productivity programs. Net income including non-recurring items increased to 6,904 M€ in 2000 from 1,520 M€ in 1999. The 2000 consolidated net income includes 3,505 M€ from the consolidation of Elf Aquitaine as well as the after-tax impacts of a charge for FAS 121 asset impairments (-459 M€), restructuring charges (-247 M€), early retirement plans (-222 M€), net gains on the sale of assets (+ 358 M€) and other net charges (-163 M€).

      The 2000 environment was marked by a strong increase in oil prices, European refining margins and the dollar-euro exchange rate. This combination of favorable market factors had a positive impact of approximately 7.3 billion on TotalFinaElf’s pre-tax results. Continued growth, productivity improvements, and synergies from the combinations with Elf Aquitaine and PetroFina had a further positive impact of approximately 1.2 billion on pre-tax operating income.

Upstream

      Sales by the Upstream segment (excluding sales to other segments) increased by 171% to 11,108 M€ in 2000 from 4,092 M€ in 1999, primarily due to the addition of 5,797 M of Elf Aquitaine sales, higher oil prices, and increased production volumes. Operating income excluding non-recurring items rose sharply to 10,113 M€ in 2000 from 1,966 M in 1999. The average price of Brent crude oil rose by 58% to $ 28.5/b in 2000 from $ 18/b in 1999. In certain cases, contracts for the sale of natural gas determine the gas price by reference to, among other factors, crude oil prices. In those cases, the higher 2000 crude oil prices generally had a positive effect on TotalFinaElf’s realized gas price.

      Oil and gas production rose to 2,124 mboe/d in 2000 from 1,108 mboe/d in 1999, reflecting the addition of Elf Aquitaine’s production as well as increased production from Africa, Southeast Asia and South America. In 2000, the Upstream segment’s crude oil production represented 67% of its production on an oil equivalent basis and natural gas represented 33% of production. Natural gas production increased to 3,758 Mcf/d in 2000 from 2,112 Mcf/d in 1999. The Upstream segment’s combined net proved reserves of crude oil and natural gas increased to 10.76 Bboe at December 31, 2000 from 6.26 Bboe at December 31, 1999; this increase primarily reflects the inclusion of 4.2 Bboe of net proved reserves held by Elf Aquitaine at December 31, 1999. Refer to Supplemental Oil and Gas Information (Unaudited) contained elsewhere herein for tables showing changes in proved reserves by year and by region.

      Investments more than doubled to 5,639 M€ in 2000 from 2,708 M€ in 1999, due principally to the inclusion of 2,617 M€ of Elf Aquitaine investments as well as higher activity and a stronger dollar-euro exchange rate. Strategically, the Company plans to grow the Upstream segment by continuing to develop large projects, including conventional oil and gas, midstream gas, LNG, and enhanced recovery projects, and to improve underlying profitability by lowering average unit costs.

Downstream

      Sales by the Downstream segment (excluding sales to other segments) increased to 82,531 M€ in 2000 from 29,263 M€ in 1999 primarily due to the addition of 41,502 M€ of Elf Aquitaine sales as well as higher crude oil prices and refining margins and the stronger dollar. European refining margins more than doubled to $ 23.8/ton in 2000 from $ 9.7/ton in 1999. Including 1,445 M€ of operating income from Elf Aquitaine, the Downstream segment operating income excluding non-recurring items increased to 3,144 M€ in 2000 versus 574 M€ in 1999. Synergies derived from the combinations with PetroFina and Elf Aquitaine combined with ongoing breakeven reduction and productivity programs contributed approximately 600 M€ to the Downstream segment’s 2000 operating income.

      Investments, including 371 M€ of Elf Aquitaine investments, rose to 1,163 M€ in 2000 from 837 M€ in 1999. The integration of the PetroFina operations was largely completed in 2000, and the integration of the Elf Aquitaine operations was well advanced in 2000. Strategically, the Company is continuing its efforts to maximize synergies from the two combinations, reduce the refinery breakeven point, improve European marketing, control investments, and expand operations, notably in overseas markets and LPG activities.

Chemicals

      Sales by the Chemicals segment (excluding sales to other segments) increased to 20,843 M€ in 2000 from 8,772 M€ in 1999, primarily reflecting the addition of 10,543 M€ of Elf Aquitaine sales as well as the impact of volume growth and a stronger dollar. Although the first half of 2000 was characterized by a favorable economic climate for chemicals activities, the second half of 2000 saw the beginning of an economic downturn. Operating income excluding non-recurring items increased to 1,627 M€ in 2000 from 604 M€ in 1999, primarily due to the addition of 1,003 M€ from Elf Aquitaine’s chemical activities as well as higher average margins for petrochemicals in 2000 versus 1999.

      Investments increased to 1,353 M€ in 2000 from 1,082 M€ in 1999, primarily due to 587 M€ of Elf Aquitaine expenditures. Strategically, the Company plans to continue to pursue its program of profitable growth for this segment, capturing both internal and external opportunities worldwide. The Company expects that nearly half of its Chemical Segment investments will be focused on petrochemical activities over the years 2001-2003 and that the segment’s strategic divestments should reach 1.5 B by 2003. In 2000, the Company disposed of certain chemical activities, including Oleochemicals and Metals & Aviation.

Liquidity and Capital Resources

      TotalFinaElf’s cash requirements for working capital, share buy-backs, capital expenditures and acquisitions over the past three years were financed primarily by a combination of funds generated from operations, borrowings, divestments of non-core assets and issuance of securities. The Company continually monitors the balance between cash flow (funds generated from operations) and net expenditures. In the Company’s opinion, its working capital is sufficient for its present requirements.

      TotalFinaElf’s investments amounted to 10,566 M€, 8,339 M€, and 4,950 M€, in 2001, 2000, and 1999, respectively. This represented an increase of 27% in 2001 from 2000 and an increase of 68% in 2000 from 1999. During 2001, 71% of the expenditures were made by the Upstream segment mainly in Angola, Nigeria, Iran, Norway, United Kingdom, Kazakhstan, Bolivia, Venezuela and the U.S.; 11% of the expenditures were made by the Downstream segment mainly in Europe, Africa and the Mediterranean Rim; and 15% of the expenditures were made by the Chemicals segment mainly in Europe and the U.S. During 2000, which includes 3,589 M€ of investment activity from Elf Aquitaine, 68% of the investments were made by the Upstream segment mainly in Angola, Algeria, Nigeria, Iran, Norway, United Kingdom, Kazakhstan, Bolivia, Venezuela and the U.S.; 14% of the investments were made by the Downstream segment mainly in Europe and Africa; and 16% of the investments were made by the Chemicals segment in the U.S. and Europe. During 1999, which includes 894 M€ of investment activity from PetroFina, 59% of the investments were made by the Upstream segment mainly in Angola, Iran, Norway, United Kingdom, Kazakhstan, Venezuela and the U.S.; 17% were made by the Downstream segment mainly in France and the U.S.; and 24% were made by the Chemicals segment mainly in the U.S. and Belgium.

      The main source of funding for TotalFinaElf’s expenditures has been cash from operating activities (12,303 M€, 13,389 M€, and 3,395 M€, in 2001, 2000, and 1999, respectively). The balance of funding for expenditures, including acquisitions, came from borrowings and dispositions of non-core assets. TotalFinaElf’s long-term debt amounted to 11,165 M€ at year-end 2001, 11,509 M€ at year-end 2000 (including the long-term debt consolidated as a result of the Elf Aquitaine transaction in 2000) and 10,512 M€ at year-end 1999 (including the long-term debt consolidated as a result of the Elf Aquitaine transaction in 1999). For further information on the Company’s level of borrowing and the type of financial instruments, including maturity profile of debt and current and interest rate structure, see Note 16 to the Notes to the Consolidated Financial Statements included in this Annual Report. For further information on the Company’s treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Proceeds from disposals of fixed assets amounted to 5,043 M€, 2,567 M€, and 626 M€, in 2001, 2000, and 1999, respectively. In 2001, TotalFinaElf sold certain financial assets, including some of its shares in Sanofi-Synthélabo and most of its stake in Cogema, Downstream assets in France as required by the EU Commission, and certain non-strategic assets in the Chemicals and Upstream segments. In 2000, TotalFinaElf sold certain publicly traded securities, including part of its holdings in Sanofi-Synthélabo, selected oil and gas properties in the U.K. and U.S., Downstream assets in U.S. refining and marketing, and certain non-core Chemicals segment assets, including the Oleochemicals. In 1999, TotalFinaElf sold certain publicly-traded securities, its inks division and certain oil and gas interests in the U.S., Argentina and Great Britain.

      Shareholders’ equity increased by 1,531 M€, 4,732 M€, and 17,323 M€, during 2001, 2000, and 1999, respectively. Changes to shareholders’ equity in 2001 and 2000 were due primarily to strong net earnings, partially offset by the cancellation of treasury shares and the payment of the annual dividend. Changes to shareholders’ equity in 1999 were due primarily to issuances of shares pursuant to the PetroFina and Elf Aquitaine combinations as well as net earnings and an increase in the number of issued employee shares and options. During 2001 TotalFinaElf repurchased 39.0 million of its own shares for approximately 6.1 B€. TotalFinaElf repurchased 11.9 million of its own shares on the open market for approximately 1.9 B€ from September through December 2000.

      At December 31, 2001, TotalFinaElf’s ratio of financial short-term and long-term debt, net of cash and cash equivalents, to shareholders’ equity, redeemable preferred shares issued by consolidated subsidiaries and minority interest after dividends was 31% as compared to 33% at year-end 2000 and 50% at year-end 1999. In

2001 and 2000, TotalFinaElf used its stronger cash flow to reduce this ratio primarily by decreasing net debt (short term debt plus long-term debt less cash and cash equivalents); in addition, higher net income increased shareholders’ equity. The increase of this ratio in 1999 is mainly related to the combinations with PetroFina and Elf Aquitaine, each of which has a ratio higher than 33%, to an increase in investments, especially in the Upstream segment, and to an increase of the value of the dollar against the euro. The Group had approximately $ 7,543 M available in unused long-term credit lines as of December 31, 2001.

      TotalFinaElf expects 2002 capital expenditures to be approximately 9.7 B€. The 2002 investment budget is split 73% for Upstream with spending on exploration estimated at $ 750 M; 14% for Downstream; and 13% for Chemicals. While the actual amount of future expenditures will depend on a number of factors that cannot currently be foreseen, the Company’s planned expenditures for 2002 in the normal course of business, excluding acquisitions, are expected to be financed from funds generated by operations. In addition, the Company has a policy of disposing of non-core assets. Following the successive combinations with PetroFina and Elf Aquitaine, the Company expects that divestments, including further divestment of its interest in Sanofi-Synthélabo, will likely continue to be significant. TotalFinaElf has stated that it expects to sell 12 B€ of non-core assets during the 2000-2003 period, and through the end of 2001 the Company had sold 8.4 B€.

      In 2002, the Company expects to use free cash flow, including divestment proceeds, after dividends and investments, to maintain its net debt-to-equity ratio around 30% and to repurchase Shares of the Company.

Research and Development

      TotalFinaElf’s research and development expenses were 695 M€ in 2001 compared to 686 M€ in 2000, and 295 M€ in 1999.

      Research and development programs of the Upstream segment include 3-D earth modeling, advanced seismic imaging, technologies for enhanced oil recovery, particularly for heavy crude oil, advanced drilling and completion techniques for complex wells, such as extended reach and multi-drain wells, new production systems, such as high-temperature and high-pressure applications, multiphase production, particularly for deepwater and subsea applications, and new processes for natural gas treatment.

      In the Downstream segment, special emphasis is put on car fuel reformulation and related processes according to new product specifications, for example, new European fuel specifications for the year 2005, evaluation of new car technologies (direct injection, alternative fuels, post-treatment of exhaust gas) and development of high added-value specialty products like lubricants, waxes, and other special fluids.

      In the Chemicals segment, research and development programs for industrial resins concentrate on reducing volatile organic components (VOCs) in the products, promoting the use of radiation-curing systems, and improving the capability of manufacturing processes.

      In the segment of rubber goods, research and development programs concentrate on the development of high-performance materials and compounds, improving the productivity of manufacturing processes, and designing innovative products, while increasingly taking care of the environment.

Outlook

      During the first months of 2002, market parameters have been volatile and mixed, with oil prices and the dollar dropping, but nonetheless staying at relatively high levels, and very low European refining margins and petrochemical margins. In this context, TotalFinaElf’s activities continue to progress relatively well.

      The Company’s targets set in 2002, include the following:

•	The self-help program yielded benefits ahead of schedule in 2001 and 2000. The combination of growth and synergies/ productivity gains in 2001 added 1.2 B€ to operating income from the business segments as compared to 2000, during which the self-help programs added 1.2 B€ as compared to 1999. This trend is expected to continue in the future: the growth and synergies/ productivity program for the period 1999-2002 is expected to yield 4.8 B€ over the four-year period. The 4.8 B€ target was revised and announced in March 2002.(1)

•	In Upstream, production growth is expected to be 10% for 2002 versus 2001 and is expected to average 6% over the 2001-2007 period. The interim target of 2.8 Mboe/d for 2005 was confirmed in March 2002.

•	In European refining, a new target was announced for the breakeven point for TotalFinaElf’s European refineries of $5/t for 2005, based on both major products and specialty products. The previously announced target was a reduction in the breakeven point from $10/t in 2000 to $8/t in 2003 based only on the major products.

•	The return targets(1)(2) for business segments in 2003 were revised slightly to reflect a change in the constant reference environment for the euro-dollar exchange rate to 1$/€ from $1.1/€ and also for changes in assumptions for the economic climate affecting the Downstream and Chemical segments. The 2003 ROCE targets are 17.5% for Upstream, 15% for Downstream, 12% for Chemicals, and an average for the segments of 16%. Using the same reference environment, the 2005 targets are 17.5% for Upstream, 16% for Downstream, 14% for Chemicals, and an average for the segments of 16.5%, with the improvement reflecting continued self-help benefits.

•	Projected investments for 2002 are approximately 9.7 B€ with 73% of this amount allocated to Upstream.

•	The ongoing divestment program is expected to generate about 2 B€ in 2002, in line with the 2000-2003 target of 12 B€.

•	The 2002 cash allocation is expected to enable the Group to increase return to shareholders, thanks in part to the accretive impact on earnings per share of the share repurchase program, while maintaining net debt-to-equity ratio around 30%.

(1)	Based on a constant reference environment: €/$ = 1.0, Brent = $ 17/b, TRCV = $ 12/t.

(2)	ROCE = net operating income excluding non-recurring items/capital employed at beginning of year.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      In accordance with French law governing a société anonyme, the Company’s affairs are managed by its Board of Directors and by its Chairman, President and Chief Executive Officer, who has full executive authority to manage the affairs of the Company.

A.  DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

      As of May 31, 2002, the Company’s Board of Directors was comprised of 18 members. The Company’s statuts provide that the number of members of TotalFinaElf’s Board of Directors may be within an unspecified range permitted by French law. French law changed in May 2001 reducing the maximum number of directors from 24 to 18. French companies have to conform with this new rule within 3 years. The members are elected by the shareholders of the Company entitled to vote at ordinary general shareholders’ meetings.

      The Company’s statuts currently provide that each director elected by the shareholders may serve for a term not to exceed three years. In addition to reviewing and monitoring the Company’s business, the powers generally held by the Board of Directors include the preparation of the Company’s year-end accounts, the presentation of the accounts to the shareholders and the convening of general shareholders’ meetings. Under French law, directors elected by the Company’s shareholders are responsible for actions taken by them that are contrary to the Company’s interests and may be held liable for such actions both individually and jointly with the other directors elected by the shareholders.

      The table below sets forth with respect to each director of the Company as of May 7, 2002 the following information: name, year of initial appointment, year of expiration of term, age, principal business activities outside of the Company, and number of Shares owned.

					Number of
	Director	Term		Principal Business Activities Outside of the	Shares
Name	Since	Expires	Age	Company	Owned

Thierry Desmarest, Chairman	1995	2004	56	Chairman and Chief Executive Officer of Elf Aquitaine, Director of Air Liquide, Sanofi-Synthelabo. Member of the Supervisory Board of Areva.	13,000
Yves Barsalou	2000	2003	69	Honorary Chairman of Crédit Agricole, Director of Credit Lyonnais, Midi Libre, Société des Caves de Roquefort, Sodragi, Banco Espirito Santo.	741
Daniel Bouton(1)	1997	2003	51	Chairman and Chief Executive Officer of Société Genérale, Director of Schneider Electric S.A., Member of the Supervisory Board of Vivendi Environnement.	800
Bertrand Collomb	2000	2003	59	Chairman and Chief Executive Officer of Lafarge, Member of the Supervisory Board of Allianz Munich, Director of Crédit Commercial de France.	1,178
Paul Desmarais Jr(2)	2002	2005	47	Chairman of the Board and Co-chief Executive Officer of Power Corporation of Canada, Member of the Board of Directors and Management Committee of Groupe Bruxelles Lambert S.A. (Belgium) and Pargesa Holding S.A. (Switzerland), Director of Suez- Lyonnaise and Great-West Life & Annuity Insurance Company.	500
Xavier Dupont	2000	2003	69	Chairman and Chief Executive Officer of the Alfi-Convertix-Luxembourg mutual fund, Member of the Supervisory Board of Banque Privée Saint Dominique and Natexis Capital.	1,000
Jacques Friedmann(3)	2000	2003	69	Director of BNP Paribas, Vivendi Universal, Alcatel.	1,519
Baron J. Goossens	1999	2005	57	Chairman of Belgacom, Director of K.B.C. Holding Banque Assurance, Sofina.	800
Frédéric Isoard	2000	2003	69	Former Chairman of Elf Trading S.A.-Geneva.	15,274

					Number of
	Director	Term		Principal Business Activities Outside of the	Shares
Name	Since	Expires	Age	Company	Owned

Professor Bertrand Jacquillat	1996	2005	57	Professor at the Paris Institut d’Etudes Politiques, Co-founder and Chairman and Chief Executive Officer of Associés en Finance.	900
Antoine Jeancourt-Galignani	1994	2003	64	Former Chairman of Assurances Générales de France, Chairman of the Supervisory Board of Euro Disney SCA, Director of Société Générale, Kaufman & Broad.	1,091
Anne Lauvergeon(4)	2000	2003	42	Chairman of the Supervisory Board of Areva. Director of Suez, Sagem, Pechiney.	500
Michel Pébereau(3)	2000	2003	59	Chairman and Chief Executive Officer of BNP Paribas, Chairman of the Board of Directors of C.I.P., Director of Lafarge, Saint Gobain, Member of the Supervisory Board of AXA, Galeries Lafayette, Dresdner Bank AG.	589
Thierry de Rudder(2)	1999	2004	52	Managing Director of Bruxelles Lambert Group, Director of Société Générale de Belgique, Audiofina, Tractebel, PetroFina, Rhodia.	989
Jürgen Sarrazin	2000	2003	65	Former Chairman of the Dresdner Bank Management Board.	1,777
Robert Studer	2000	2003	63	Former Chairman of the Board of Directors of Union des Banques Suisses, Director of B.A.S.F., Espirito Santo Financial Group, Renault, Schindler Holding.	1,463
Serge Tchuruk(1)	1989	2004	64	Chairman and Chief Executive Officer of Alcatel, Director of Vivendi Universal, Thales, Société Genérale, Member of the Board of Directors of Ecole Polytechnique.	50,000
Pierre Vaillaud	2000	2003	66	Former Chairman and Chief Executive Officer of Elf Aquitaine and Technip, Director of Technip, Egis, Member of the Supervisory Board of Oddo Pinatton.	1,113

(1)	Messrs. Bouton and Tchuruk are Chairman and Chief Executive Officer, and Director, respectively, of Société Générale, which, to the Company’s knowledge, owns 1.3% of the Company’s Shares and 1.5% of the voting rights. Messrs. Bouton and Tchuruk disclaim beneficial ownership of such Shares.

(2)	Messrs. de Rudder and Desmarais Jr are Managing Director and Director, respectively, of Bruxelles Lambert Group (Belgium), which, to the Company’s knowledge, owns 3.3% of the Company’s Shares, and 6.1% of the voting rights. Messrs. de Rudder and Desmarais Jr disclaim beneficial ownership of such Shares.

(3)	Messrs. Pébereau and Friedman are Chairman and Chief Executive Officer, and Director, respectively, of BNP Paribas, which, to the Company’s knowledge, owns 0.4% of the Company’s Shares, and 0.3% of the voting rights. Messrs. Pébereau and Friedman disclaim beneficial ownership of such Shares.

(4)	Ms. Lauvergeon is Chairman of the Supervisory Board of Areva, which, to the Company’s knowledge, owns 1.8% of the Company’s Shares, and 1.7% of the voting rights. Ms. Lauvergeon disclaims beneficial ownership of such Shares.

Executive Officers

      Pursuant to the Company’s statuts, general management of the Company is performed under the responsibility of either the Chairman of the Board of Directors (Président du Conseil d’Administration), or by another person appointed by the Board of Directors and bearing the title President (Directeur Général). The Board of Directors selects one of these methods of exercising general management and once the determination is made, it remains in effect until a contrary decision is made.

      Under French law, the President has full executive authority to manage the affairs of the Company. Pursuant to the Company’s statuts, he or she has broad powers to act on behalf of the Company and to represent the Company in dealings with third parties, subject only to those powers expressly reserved to the Board of Directors or the shareholders. The President determines, and is responsible for the implementation of, the goals, strategies and budgets for the Company’s different businesses, which are reviewed and monitored by the Board of Directors.

      When general management of the Company is assumed by the Chairman, the legal, regulatory or statutory provisions relative to the President are applicable to him or her, and he or she takes the title of Chairman of the Board, President and Chief Executive Officer (Président-directeur général). When the Board of Directors determines the separate functions of Chairman of the Board of Directors and President of the Company, the Board appoints a President, who need not be a member of the Board of Directors, sets the term for his or her appointment, and the degree of his or her powers. Neither the Chairman nor the President may continue in office beyond his or her sixty-fifth birthday.

      The Board of Directors is authorized to appoint up to two Vice Chairman (Vice Président du Conseil d’Administration). On the basis of a proposal by the Company’s President, the Board of Directors may also appoint up to five Executive Vice Presidents (Directeur Général Délégué) to assist the President.

      The management of the Company is carried out by the Executive Committee and the Management Committee. The Executive Committee is the primary decision-making body, defining Company strategy and authorizing related investments. It also prepares decisions that fall within the purview of the Board of Directors. The Executive Committee meets twice monthly, or as often as necessary. The Management Committee facilitates co-ordination between the various units of the Company, monitors the results of the operational divisions and reviews the activity reports of the functional divisions. It includes all members of the Executive Committee (7 members) as well as 22 senior managers from the various operational and functional divisions.

      The table below sets forth the name of each executive officer of the Company as of May 31, 2002, his position with the Company and the year as of which he served as an executive officer of the Company. Each executive officer devotes 100% of his business activities to the Company:

Name	Position	Officer Since

Thierry Desmarest	Chairman, President and Chief Executive Officer of TotalFinaElf	1989
François Cornélis*	Executive Vice President of TotalFinaElf, and President of Chemicals	1999
Robert Castaigne	Executive Vice President of TotalFinaElf, and Chief Financial Officer	1990
Christophe de Margerie	Executive Vice President of TotalFinaElf, and President of Exploration and Production	1992
Jean-Luc Vermeulen	Executive Vice President of TotalFinaElf, and President of the Upstream Division	2000
Jean-Paul Vettier	Executive Vice President of TotalFinaElf, and President of Refining and Marketing	1990
Bruno Weymuller	Executive Vice President of TotalFinaElf, and President of Strategy and Risk Assessment	2000
Michel Bénézit	Senior Vice President Africa, Exploration and Production Division	1995
Michel Bonnet	Senior Vice President, Executive Career Management	2000
Alain Champeaux	Senior Vice President Overseas, Refining and Marketing Division	1999
Pierre-Christian Clout	Senior Vice President, Hutchinson, Engineering Polymers, Chemicals Division	2002
Jean-Claude Company	Senior Vice President Refining, Refining and Marketing Division	1995
Yves-Louis Darricarrère	Senior Vice President Northern Europe, Exploration and Production Division	2000
Philippe Goebel	Senior Vice President Acrylics, PMMA Chlorochemicals, Chemicals Division	2002
François Groh	Senior Vice President, President of Trading and Shipping	2002
Jean-Jacques Guilbaud	Senior Vice President, Human Resources and Management	1998
Pierre Guyonnet	Senior Vice President, Industrial Safety	2002
Ian Howat	Senior Vice President Strategy, Strategy and Risk Assessment Division	1995
Pierre Klein	Senior Vice President Administration, Refining and Marketing Division	2002
Jean-Bernard Lartigue	Senior Vice President Petrochemicals, Thiochemicals, Chemicals Division	2000
Alain Madec	Senior Vice President, Special Advisor to the Chairman and CEO	1990
Jean-Marie Masset	Senior Vice President Geosciences, Exploration and Production Division	2002
Charles Mattenet	Senior Vice President, Strategy, Business Development, Research, Exploration and Production Division	2002
Eric de Menten	Senior Vice President Marketing Europe, Refining and Marketing Division	2002
Jean Privey	Senior Vice President, President of Gas and Power	2002
Jean-Pierre Seeuws	Senior Vice President North America, Organic Peroxides, Additives, Chemicals Division	1990
Bernard Tramier	Senior Vice President Sustainable Development, Environment and Industrial Safety	2000
André Tricoire	Senior Vice President Marketing France, Refining and Marketing Division	2000
Hugues Woestelandt	Senior Vice President Resins, Paints and Adhesives, Performance Polymers, Chemicals Division	1998
Charles Paris de Bollardière	Treasurer	1999

*	Vice Chairman of the Executive Committee

     There are no family relationships between any director and executive officer. No director or executive officer was elected or appointed as a result of any arrangement or understanding with any third party.

B.  COMPENSATION

      The aggregate amount paid directly or indirectly by the French and foreign affiliates of the Company as compensation to the executive officers as a group (the members of the management committee and the treasurer) was 14.8 M€ for the fiscal year ended December 31, 2001 (26 executive officers). For the eight members of the Executive Committee, this amounted to 8.11 M€ in 2001. Variable compensation accounted for 37.5% of the aggregate amount. Executive officers who are directors of affiliates of the Company are not entitled to retain any directors’ fees.

      Mr. Thierry Desmarest’s base compensation was € 2,225,070 in 2001. His performance based compensation is a function of the performance of the Group in the prior fiscal year. The variable amount paid to Mr. Desmarest in 2001 was € 1,067,143.

      The amount paid to the members of the Board of Directors as directors’ fees was 0.76 M€ in 2001 (as decided by the Ordinary Shareholders’ Meeting held on March 22, 2000). There were 20 directors as of December 31, 2001.

      The aggregate amount of 0.76 M€ paid as directors’ fees in 2001 was distributed as follows:

•	a fixed amount of € 15,000 per director (pro rata temporis in case of a change during the period),

•	an amount of € 4,000 per director member of the Audit Committee or the Nomination and Remuneration Committee, for each effective attendance at a Committee meeting,

•	the balance is distributed among the directors according to an effective attendance of the meetings of the Board of Directors.

      For information on stock option grants to directors and executive officers in 2001, see “Share Ownership-Options Held by Directors and Officers” below.

C.  BOARD PRACTICES

      The Company does not have any service contracts with its directors providing for benefits upon termination of employment.

Committees of the Board of Directors

Appointments and Remuneration Committee

      The Board of Directors has a committee in charge of appointments and compensation to study and submit to the Board proposals concerning the appointment of new members and executive directors, remuneration of executive directors and stock option plans (procedures and amounts to be granted by category of recipient and grants to executive directors). The committee is comprised of Messrs. Pébereau, Tchuruk and Collomb.

Audit Committee

      The Board also has an audit committee charged with advising the Board on internal auditing processes and the quality of the accounts. The committee gives its opinion on the appointment and compensation of auditors, the work program of internal and external auditors, accounting principles and procedures, and half-yearly and annual consolidated financial statements before their examination by the Board of Directors. The committee is comprised of Messrs. Jacquillat, de Rudder and Friedmann.

D.  EMPLOYEES

      At December 31, 2001, TotalFinaElf employed 122,025 persons worldwide, primarily in Europe, compared with 123,303 at December 31, 2000 and 69,852 at December 31, 1999. The increase in the number of employees in 1999 and 2000 is attributable to the acquisition of PetroFina and Elf Aquitaine, respectively.

The tables below set forth the segments and geographic location in which our employees worked at December 31, 1999, 2000 and 2001.

	Upstream	Downstream	Chemicals	Corporate	Total

1999	5,567	24,126	39,351	808	69,852
2000	14,142	35,815	72,253	1,093	123,303
2001	13,870	35,743	71,312	1,100	122,025

		Rest of	Rest of
	France	Europe	the World	Total

1999	23,328	28,155	18,369	69,852
2000	55,197	38,086	30,020	123,303
2001	52,988	38,570	30,467	122,025

      TotalFinaElf believes that the relationship between its management and labor unions is in general satisfactory.

E.  SHARE OWNERSHIP

Shares held by Directors and Officers

      Each director elected by the shareholders of the Company at an ordinary general shareholders’ meeting must own beneficially at least 500 Shares during his or her term of office (see table presenting the Board of Directors).

      None of the directors or executive officers beneficially owned, or held options to purchase, 1% or more of the Shares of the Company.

      At December 31, 2001, based on registered shares held, the Board of Directors, including the Chairman, held 93,865 Shares, and the Management Committee and the Treasurer held 166,922 Shares.

Options Held by Directors and Officers

TotalFinaElf share subscription and purchase options granted to Executive Officers as a group (Management Committee and Treasurer as of May 31, 2002)(1):

	1995	1996	1998	1999	2000	2001
	Subscription	Subscription	Purchase	Purchase	Purchase	Purchase
	Plan	Plan	Plan	Plan	Plan	Plan	Total

Exercise price (in euros)	44.36	59.76	93.76	113.00	162.70	168.20
Expiration date	05/09/2001	11/12/2002	17/03/2006	15/06/2007	11/07/2008	10/07/2009
Options granted prior to January 1, 2001	147 500	154 500	145 500	250 000	248 300	—	945 800
Existing options as of January 1, 2001	10 000	58 000	132 500	250 000	248 300	—	698 800
Options granted in fiscal year 2001	—	—	—	—	—	307 650	307 650
Options exercised in fiscal year 2001	10 000	22 500	0	0	0	0	32 500
Existing options as of December 31, 2001	0	35 500	132 500	250 000	248 300	307 650	973 950
Options exercised between January 1 and May 31, 2002	—	16 000	0	0	0	0	16 000
Existing options as of May 31, 2002	—	19 500	132 500	250 000	248 300	307 650	957 950

(1)	Mr. Desmarest is the sole director who owns options.

TotalFinaElf share subscription and purchase options granted to Mr. Thierry Desmarest, Chairman of the Board, President and Chief Executive Officer of Total Fina Elf S.A.

	1996	1998	1999	2000	2001
	Subscription	Purchase	Purchase	Purchase	Purchase
	Plan	Plan	Plan	Plan	Plan	Total

Exercise price (in euros)	59.76	93.76	113.00	162.70	168.20
Options granted prior to January 1, 2001	32 000	30 000	40 000	50 000	—	152 000
Existing options as of January 1, 2001	27 000	30 000	40 000	50 000	—	147 000
Options granted in fiscal year 2001	—	—	—	—	75 000	75 000
Options exercised in fiscal year 2001	10 000	0	0	0	0	10 000
Existing options as of December 31, 2001	17 000	30 000	40 000	50 000	75 000	212 000
Options exercised between January 1 and May 31, 2002	1 000	0	0	0	0	1 000
Existing options as of May 31, 2002	16 000	30 000	40 000	50 000	75 000	211 000

      As of May 31, 2002, the directors and officers of the Company (members of the Management Committee) coming from Elf Aquitaine as a group also held options to subscribe for Elf Aquitaine shares. Pursuant to the public exchange offer on Elf Aquitaine shares, the Company committed itself to guaranty to the holders of Elf Aquitaine share subscription and purchase options, at the end of the period referred to in Article 163C of the French General Tax Code (“CGI”) and until the end of the period for the exercise of the options, the possibility to exchange their future Elf Aquitaine shares for TotalFinaElf shares, on the basis of the exchange ratio of the offer (19 TotalFinaElf shares for 13 Elf Aquitaine shares).

Elf Aquitaine share subscription options granted to Executive Officers coming from Elf Aquitaine (as of May 31, 2002), entitled to be exchanged, in the event of exercise, for TotalFinaElf Shares

					1999 Plan	MTI 1998
	1995 Plan	1996 Plan	1997 Plan	1998 Plan	no1	Plan	Total

Exercise price per Elf Aquitaine share (in euros)	54.03	50.72	80.65	105.95	115.60	105.95
Expiration date	24/01/2002	19/03/2003	25/03/2004	31/03/2005	30/03/2009	31/03/2005
Options granted	22 200	27 300	38 450	49 750	26 720	190 104	354 524
Existing options as of January 1, 2001	3 000	13 000	27 955	49 750	26 720	178 452	298 877
Non confirmed options during fiscal year 2001 due to results of fiscal year 2000(1)	—	—	—	—	—	240	240
Options exercised in fiscal year 2001	0	11 500	2 000	0	0	0	13 500
Existing options as of December 31, 2001	3 000	1 500	25 955	49 750	26 720	178 212	285 137
Non confirmed options during fiscal year 2002 due to results of fiscal year 2001(1)	—	—	—	—	—	6 180	6 180
Options exercised between January 1 and May 31, 2002	3 000	0	3 496	0	0	0	6 496
Existing options as of May 31, 2002	0	1 500	22 459	49 750	26 270	172 032	272 461
Corresponding number of TotalFinaElf shares(2)	0	2 192	32 825	72 712	38 395	251 431	397 555

(1)	Confirmation of MTI options by the Elf Aquitaine Board of Directors depends on the realization of performance objectives during the fiscal years covered by the plan.

(2)	Assumes the maximum number of shares are exchanged (19 TotalFinaElf shares for 13 Elf Aquitaine shares).

Share Subscription and Purchase Plans

      At the Shareholders’ Meeting held on June 17, 1991, the shareholders approved a share subscription plan under which the Board of Directors was authorized to grant options to subscribe for a number of Shares, not exceeding 3% of the total number of outstanding Shares, to employees and executives of the Company and its subsidiaries (the “1991 Authorization”). The 1991 Authorization expired on June 26, 1996. At the June 4,

1996 Shareholders’ Meeting, the shareholders approved a share subscription plan under which the Board of Directors was authorized to grant options to subscribe for a number of Shares to employees and executives of the Company and its subsidiaries (the “1996 Authorization”). At the May 21, 1997 Shareholders’ Meeting, the shareholders approved a share purchasing plan under which the Board of Directors was authorized to grant options to purchase previously issued Shares which have been repurchased by the Company on the open market, to employees and executives of the Company and its subsidiaries (the “1997 Authorization”). The total number of Shares subject to options under the 1996 Authorization and the 1997 Authorization may not exceed 2.5% of the total number of outstanding Shares of the Company. At the May 17, 2001 Shareholders’ Meeting, the shareholders approved a new authorization to grant options to subscribe for Shares and options to purchase previously issued Shares, not exceeding 3% of the total number of outstanding Shares, to employees and executives of the Company and its subsidiaries (the “2001 Authorization”).

      The table below sets forth options granted by the Board of Directors.

		Number of Shares Subject
	Date of Board of	to Outstanding Unexercised	Exercise
	Directors’ Meeting	Options as of May 31, 2002	Price	Expiration Date

1991 Authorization	September 5, 1995	0	44.36	September 5, 2001
1996 Authorization	December 11, 1996	310,591	59.76	December 11, 2002
1997 Authorization	March 17, 1998	902,180	93.76	March 17, 2006
	June 15, 1999	1,467,317	113.00	June 15, 2007
	July 11, 2000	2,415,245	162.70	July 11, 2008
2001 Authorization	July 10, 2001	2,687,075	168.20	July 10, 2009

      See Note 24 to the Notes to the Consolidated Financial Statements for more detailed information on “Employee Share Subscription and Share Purchase Plans,” including the Company’s commitment to guarantee the holders of Elf Aquitaine share subscription options the possibility to exchange their future Elf Aquitaine shares for TotalFinaElf shares.

Capital increase reserved for employees of the Company

      At the Ordinary and Extraordinary Shareholder’s Meeting held on May 13, 1998, the shareholders authorized, for a maximum five year period, the Board of Directors to increase the capital of the Company by an amount not exceeding 3% of the share capital at the date of issue of the new shares, reserving subscriptions to such increase for the employees of the Company. Pursuant to this authorization, the Board of Directors during its November 15, 1999 meeting, implemented a first capital increase reserved for employees within the limit of 3.5 million shares at a price of € 98.0. The total number of subscribed shares was 1,977,193 shares. On November 20, 2001, the Board of Directors decided to issue a second increase of share capital reserved for employees within the limit of 6.0 million shares at a price of € 122.7. The total number of subscribed shares was 2,785,214 shares.

      At the Ordinary and Extraordinary Shareholder’s Meeting held on May 7, 2002, the shareholders voted the replacement of the authorization by the Ordinary and Extraordinary Shareholders’ Meeting of May 13, 1998. This new authorization has been given for a maximum five year period and the increase of share capital may not exceed 3% of the share capital at the date of issue of the new shares.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

      As of May 31, 2002, to the Company’s knowledge, Parjointco, held 50% by the Frère Group and 50% by the Desmarais Group, indirectly controls Bruxelles Lambert Group. The Frère Group also controls Compagnie Nationale à Portefeuille. At that date, to the Company’s knowledge, Bruxelles Lambert Group and Compagnie Nationale à Portefeuille held respectively 23,485,126 Shares, or 3.3%, and 8,212,740 Shares, or 1.2%, of the Company’s Shares representing 6.1% and 1.1% of the Company’s voting rights. Bruxelles Lambert

Group does not have voting rights different from other shareholders of the Company having held their shares in registered form for over 2 years. No other shareholder beneficially owns 5% or more of the Company’s Shares.

      As of May 31, 2002, there were 62,869,000 ADSs outstanding in the United States, representing 4.3% of the total outstanding Shares.

      As of May 31, 2002, there were 1,769,973 warrants outstanding in the United States.

      The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. The Company does not know of any arrangements that may, at a subsequent date, result in a change of control of TotalFinaElf.

B.  RELATED PARTY TRANSACTIONS

      The Group’s main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in Notes 7 and 28(D), respectively, to the Consolidated Financial Statements included elsewhere herein.

      In the ordinary course of its business, TotalFinaElf enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2001 and ending on May 31, 2002.

ITEM 8.     FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See pages F-1 through F-86 and S-3 through S-2 for TotalFinaElf’s consolidated financial statements and other financial information.

Litigation

      While it is not feasible to predict the outcome of the pending claims, proceedings, and investigations described in the three subsections immediately below with certainty, management is of the opinion that their ultimate disposition should not have a material adverse effect on the Company’s financial position, cash flows, or results of operation.

Grande Paroisse

      An explosion occurred at the Grande Paroisse industrial site in Toulouse, France on September 21, 2001. Grande Paroisse, an indirect 79.85% held subsidiary of the Company, is principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the deaths of 30 people and injuries to many others. Significant damage was inflicted on a portion of the City of Toulouse. All production activity immediately ceased and the site was placed under a strict security regime.

      Investigations regarding the cause of the explosion are still underway. Pursuant to Article 1384 paragraph 1 of the French civil code, Grande Paroisse is presumed to bear sole liability in the first instance, creating an obligation on Grande Paroisse to bear the entire obligation to indemnify damage to third parties (e.g., physical, material and other) caused by the explosion, unless this presumption is ultimately refuted. At this preliminary stage of the proceedings, the Group estimates that the amount of third party claims could reach approximately 1.8 billion euros, exceeding by 0.95 billion euros the Group’s 0.85 billion euros civil liability coverage. A pre-tax charge of 941 million euros was registered in the accounts of the Company, with a resulting impact on Net Income for fiscal year 2001 of 597 million euros. In April 2002, following several months of study and discussion, the Group decided it would not be practicable to reopen its Toulouse site. An additional pre-tax provision in the amount of 153 M€ (after tax amount of 102 M€) was accrued in the consolidated financial statements for the fiscal quarter ended March 31, 2002.

Antitrust Investigations

      During 2000, Atofina Chemicals, Inc., a U.S. affiliate of the Company, became the subject of an investigation by the United States Department of Justice (“DOJ”), following the issuance of three subpoenas issued by a grand jury empanelled by the United States District Court of the Northern District of California, regarding certain practices in the chemical industry, to determine whether such practices were in violation of civil and/or criminal laws. A similar investigation covering practices of Atofina S.A. relating to certain chemical products was commenced in 2000 by the European commission. In early 2002, Atofina S.A. entered into a settlement with the DOJ pursuant to which it agreed to pay a fine of $8.5 million. Moreover, three of the employees of Atofina S.A. are the subject of criminal proceedings. Certain companies within the Group have become the subject of civil proceedings.

Sinking of the Erika Tanker

      In 2001, following the sinking of the Erika petroleum tanker which was transporting products belonging to the Group, the Company continued, and nearly completed, the cleaning of the coastline, acting through the Atlantic Coast Task Force. The treatment of the waste removed during the cleaning process required the construction of an industrial treatment center. The perfection of the treatment process has been delayed due to the need to perform some additional technical studies. It is anticipated that it will take about one year to finish treating the waste.

      TotalFinaElf, as a legal entity, as well as five of its employees, have become the subject of a criminal investigation undertaken by a Paris criminal court (Tribunal de Grande Instance de Paris) of the sinking and the resulting pollution. This investigation is still underway. TotalFinaElf believes that the accusations against it and its employees are without merit both in fact and in law.

Dividend Policy

      The Company has paid dividends on its share capital in each year since 1946. Future dividends will depend on the Company’s earnings, financial condition and other factors. The payment and amount of dividends are subject to the recommendation of the Board of Directors and resolution by the Company’s shareholders at an annual ordinary general shareholders’ meeting. The statuts were amended in December 1992 to provide that the shareholders’ resolution may include the grant to each shareholder of the option to receive all or part of any dividend in the form of cash or Shares.

      For the years 1994 through 1996, shareholders could elect to receive their dividend either in cash or in Shares at an issue price equal to a discount from the average opening price quoted on the Paris Stock Exchange for the twenty trading sessions preceding the Ordinary General Shareholders’ Meeting for each such year. Since 1997 the option for the shareholders to choose between a dividend payment in cash or in Shares has not been offered and the dividend has been paid in cash only. Acting on the proposal of the Board of Directors, the shareholders at the Ordinary General Shareholders’ Meeting on May 7, 2002 approved the payment of a cash dividend of € 3.80 per share. The ex-dividend date for the Shares was May 17, 2002 and payment has occurred from that date.

      Dividends paid to holders of ADSs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of euros to dollars. See “Taxation” under “Item 10. Additional Information” for a summary of certain United States federal and French tax consequences to holders of Shares and ADSs.

B.  SIGNIFICANT CHANGES

      For a description of significant changes that have occurred since the date of the Company’s Consolidated Financial Statements, see “Item 4. Information on the Company” which includes descriptions of recent 2002 activities in each of the business segments, and Note 30 of the Notes to the Consolidated Financial Statements included in this Annual Report.

ITEM 9.     THE OFFER AND LISTING

General

      The Amsterdam, Brussels and Paris stock exchanges agreed to combine their operations into Euronext and to thereby build the first pan-European stock exchange. Announced in March 2000, this union was formalized on September 22, 2000 by the creation of a holding company, Euronext N.V., which holds all the shares of the Amsterdam, Brussels and Paris exchanges.

      Due to existing regulations in the three countries, primarily concerning listing of shares on the exchanges, but also to insure that Euronext adheres to the cultural environment of each country, the three exchanges, now known as Euronext Amsterdam N.V., Euronext Brussels S.A./N.V., and Euronext Paris S.A., still exist. They currently constitute three portals into the unified pan-European market.

      The principal trading market for the Shares is the premier marché of Euronext Paris. The Shares are also listed on Euronext Brussels and the London Stock Exchange, and are quoted on SEAQ International.

Trading on Euronext Paris

      Official trading of listed securities on Euronext Paris, including the Shares, is transacted through French stockbrokers (sociétés de bourse) and takes place continuously on each business day in Paris from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:00 a.m. to 9:00 a.m. and a fixing of the closing price at 5:30 p.m.

      All the markets of Euronext Paris are cash settlement markets (marché au comptant). Highly liquid shares, including those of the Company, are eligible for deferred settlement (Service à Règlement Différé-SRD). Payment and delivery for shares under the SRD occurs on the last day of each month. Use of the SRD service requires payment of a commission. Under this system, the determination date for settlement the following month occurs on the fifth trading day prior to the end of each month.

      In France, the Shares are included in the principal index published by Euronext Paris (the “CAC 40 Index”). The CAC 40 Index is derived daily by comparing the total market capitalization of 40 stocks included in the premier marché of Euronext Paris to the total market capitalization of the same stocks on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 Index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indices in France. In the United Kingdom, the shares are listed in both the FT.SE Eurotop 100 and FT.SE Eurotop 300 index. As a result of the creation of Euronext, the Shares are included in Euronext 100, the index representing Euronext’s blue chip companies by market capitalization. The Shares are also included in the Dow Jones STOXX 50 and Dow Jones Euro STOXX 50, blue chip indices comprised of the 50 most highly capitalized and most actively traded equities throughout Europe and within the European Monetary Union, respectively. Since June 2000, the Shares have been included in the Dow Jones Global Titans Index which consists of 50 global companies selected based on market capitalization, book value, assets, revenue and earnings.

      The table below sets forth, for the periods indicated, the reported high and low quoted prices in euros for the currently outstanding Shares on Euronext Paris. On January 1, 1999, the Shares began being quoted in euro on Euronext Paris.

	Price Per Share(1)

	High	Low

1997	€108.70	€62.05
1998	123.48	82.93
1999	141.00	85.95
2000	189.00	118.50
First Quarter	164.80	118.50
Second Quarter	175.00	148.50
Third Quarter	189.00	151.60
Fourth Quarter	184.90	143.90
2001	179.80	126.00
First Quarter	162.70	145.00
Second Quarter	179.80	148.50
Third Quarter	168.60	126.00
Fourth Quarter	162.20	136.30
December	160.40	141.10
2002 (through May 31)	179.40	151.60
First Quarter	177.30	151.60
January	163.80	151.60
February	170.50	159.20
March	177.30	168.20
April	179.40	164.30
May	174.90	162.50

(1)	Share price information was published in French francs until January 1, 1999. Information for periods prior to January 1, 1999 has been translated solely for convenience into euros at the fixed exchange rate of € 1.00 = FRF 6.55957.

Trading on the New York Stock Exchange

ADS

      ADS’s have been listed on the New York Stock Exchange since October 25, 1991. The Bank of New York serves as depositary with respect to the ADSs traded on the New York Stock Exchange. Each ADS represents one-half of a Share.

      The table below sets forth, for the periods indicated, the reported high and low prices quoted in dollars for the currently outstanding ADSs on the New York Stock Exchange.

	Price Per ADS

	High	Low

1997	$59.44	$38.88
1998	67.13	46.69
1999	72.63	49.88
2000	81.25	61.13
First Quarter	78.50	61.13
Second Quarter	80.50	70.69
Third Quarter	81.25	71.25
Fourth Quarter	79.69	63.75
2001	77.84	58.10
First Quarter	76.25	64.94
Second Quarter	77.84	67.39
Third Quarter	75.28	58.10
Fourth Quarter	72.80	60.70
December	70.80	63.50
2002 (through May 31)	78.88	67.18
First Quarter	77.25	67.18
January	72.05	67.18
February	73.61	69.33
March	77.25	73.30
April	78.88	72.75
May	78.40	75.10

Warrants

      TotalFinaElf warrants were issued in the PetroFina combination in exchange for PetroFina warrants and were listed for trading on the New York Stock Exchange on June 14, 1999. Each warrant grants its holder the right to purchase one ADS at an exercise price of $ 46.94 per ADS.

      The table below sets forth, for the periods indicated, the reported high and low prices quoted in dollars for the currently outstanding warrants on the New York Stock Exchange.

	Price Per Warrant

	High	Low

1999	$29.00	$18.50
First Quarter	—	—
Second Quarter	26.00	18.50
Third Quarter	28.00	19.88
Fourth Quarter	29.00	18.88
2000	38.63	20.00
First Quarter	35.58	20.00
Second Quarter	37.13	29.38
Third Quarter	38.63	29.88
Fourth Quarter	37.00	22.75
2001	33.25	16.00
First Quarter	33.25	23.00
Second Quarter	32.70	25.00
Third Quarter	30.00	16.00
Fourth Quarter	27.00	18.69
December	24.51	19.75
2002 (through May 31)	31.59	23.00
First Quarter	30.00	23.00
January	26.75	23.00
February	27.00	24.00
March	30.00	25.75
April	31.59	25.54
May	31.50	28.09

ITEM 10.     ADDITIONAL INFORMATION

A.  MEMORANDUM AND ARTICLES OF ASSOCIATION

Register Information

      TotalFinaElf is registered with the Nanterre Trade Register under the registration number 542 051 180.

Objects and Purposes

      The Company’s objects and purposes can be found in Article 3 of its statuts. Generally, the Company may engage in all activities relating to (i) the exploration and extraction of mining deposits and the performance of industrial refining, processing, and trading of these materials, as well as their derivatives and by-products; (ii) the production and distribution of all forms of energy; (iii) the chemicals, rubber and health industries; (iv) the transportation and shipping of hydrocarbons and other products or materials relating to the Company’s business purpose; and (v) all financial, commercial, and industrial operations and operations relating to any fixed or unfixed assets and real estate, acquisitions of interests or holdings in any business or company that may relate to any of the above-mentioned purposes or to any similar or related purposes, of such nature as to promote the Company’s extension or its development.

Director Issues

      Compensation. Directors receive attendance fees, the amount of which, determined by the shareholders acting at a shareholders’ meeting, remains in effect until a new decision is made. The Board of Directors may apportion its attendance fees among its members in whatever way it considers appropriate. The Board may also grant its Chairman remuneration in addition to attendance fees.

      Retirement. The number of directors of TotalFinaElf who are acting in their own capacity or as permanent representatives of a legal entity and are over 70 years old may not exceed one-third of the number of directors in office at the end of the fiscal year. If such number is exceeded, the oldest Board member is automatically deemed to have resigned. Directors who are the permanent representative of a legal person may not continue in office beyond their seventieth birthday.

      Shareholdings. Each director must own at least 500 Shares of TotalFinaElf during his or her term of office.

      Election. Directors are elected for a term of three years.

Description of Shares

      The following is a summary of the material rights of holders of fully paid Shares and is based on the statuts of the Company and French Company Law No. 66-537 of July 24, 1966 (referred to herein as the “French Company Law”). For more complete information, you should read the statuts of TotalFinaElf, a copy of which has been filed as an exhibit to this Annual Report.

      Dividend Rights. The Company may make dividend distributions to its shareholders from net income in each fiscal year, after deduction of the overhead and other social charges, as well as of any amortization of the business assets and of any provisions for commercial and industrial contingencies, as reduced by any loss carried forward from prior years, and less any contributions to reserves or amounts that the shareholders decide to carry forward. These distributions are also subject to the requirements of French Company Law and the Company’s statuts.

      Under French Company Law, the Company must allocate 5% of its net profits in each fiscal year to a legal reserve fund until the amount in that fund is equal to 10% of the nominal amount of its share capital.

      The Company’s statuts provide that its shareholders may decide to allocate all or a part of any distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. The statuts provide that the remainder of any distributable profits shall be distributed among the shareholders in the form of dividends, either in cash or in shares.

      Under French Company Law, the Company must distribute dividends to its shareholders pro rata according to their shareholdings. Dividends are payable to holders of outstanding Shares on the date of the shareholders’ meeting approving the distribution of dividends or, in the case of interim dividends, on the date the Company’s Board of Directors meets and approves the distribution of interim dividends. Under French Company Law, dividends not claimed within five years of the date of payment revert to the French State.

      Voting Rights. Each shareholder of the Company is entitled to the number of votes he or she possesses or for which he or she holds proxies. According to French Company Law, voting rights may not be exercised in respect of fractional Shares.

      Each registered Share that is fully paid and registered in the name of the same shareholder for at least two years is granted a double voting right after such two-year period. Upon capital increase by capitalization of reserves, profits or premiums on Shares, a double voting right is granted to each registered Share allocated to a shareholder relating to previously existing Shares that already carry double voting rights. The double voting right is automatically canceled when the Share is converted into a bearer share or when the Share is transferred, unless the transfer is due to inheritance, division of community property between spouses, or a donation during the lifetime of the shareholder to the benefit of a spouse or relatives eligible to inherit.

      In certain circumstances, French Company Law limits a shareholder’s right to vote:

•	Shares held by the Company or entities controlled by the Company, which cannot be voted;

•	Shares held by shareholders who paid in-kind, which cannot be voted with respect to resolutions relating to contribution in-kind; and

•	Shares held by interested parties, which cannot be voted with respect to resolutions relating to such shareholders.

      Under the Company’s statuts, the voting rights exercisable by a shareholder, directly, indirectly or by proxy, at any shareholders’ meeting are limited to 10% of the total number of voting rights attached to the Shares on the date of such shareholders’ meeting. This 10% limitation may be increased by taking into account double voting rights held directly or indirectly by the shareholder or by proxy, provided that the voting rights exercisable by a shareholder at any shareholders’ meeting may never exceed 20% of the total number of voting rights attached to the Shares.

      These limitations on voting lapse automatically if any individual or entity acting alone or in concert with an individual or entity holds at least two-thirds of the total number of Company Shares as a result of a tender offer for 100% of the Shares.

      Liquidation Rights. In the event the Company is liquidated, its assets remaining after payment of its debts, liquidation expenses and all of its other remaining obligations will first be distributed to repay the nominal value of the Shares. After these payments have been made, any surplus will be distributed pro rata among the holders of Shares based on the nominal value of their shareholdings.

      Future Capital Calls. Shareholders are not liable to the Company for further capital calls other than the nominal value of their Shares.

      Preferential Subscription Rights. Holders of Shares have preferential rights to subscribe on a pro rata basis for additional Shares issued for cash. Shareholders may waive their preferential rights, either individually or, under certain circumstances as a group, at an extraordinary general meeting. During the subscription period relating to a particular offering of Shares, shareholders may transfer their preferential subscription rights that they have not previously waived.

      Changes in Share Capital. Under French Company Law, the Company may increase its share capital only with the approval of its shareholders at an extraordinary general meeting (or with a delegation of authority from its shareholders). There are two methods to increase share capital: (i) by issuing additional Shares, including the creation of a new class of Shares and (ii) by increasing the nominal value of existing Shares. The Company may issue additional Shares for cash or for assets contributed in kind, upon the conversion of debt securities that it may have issued, by capitalization of its reserves, profits or issuance premiums or, subject to certain conditions, in satisfaction of its indebtedness.

      Under French Company Law, TotalFinaElf may decrease its share capital only with the approval of its shareholders at an extraordinary general meeting (or with a delegation of authority from its shareholders). There are two methods to reduce share capital: (i) by reducing the number of Shares outstanding and (ii) by decreasing the nominal value of existing Shares. The conditions under which the share capital may be reduced will vary depending upon whether the reduction is attributable to losses. The Company may reduce the number of outstanding Shares either by an exchange of Shares or by the repurchase and cancellation of its Shares. Any decrease must meet the requirements of French Company Law, which states that all the holders of Shares in each class of Shares must be treated equally, unless the affected shareholders otherwise agree.

      Form of Shares. The Company has only one class of shares. As a result of the conversion of the share capital into euros, the par value of each share of common stock was changed from FRF 50 to € 10 on June 15, 1999. Shares may be held in either bearer or registered form. Shares traded on the Premier Marché of Euronext Paris S.A. are cleared and settled through EUROCLEAR France. The Company may use any lawful means to identify holders of shares, including a procedure known as titres au porteur identifiable according to which EUROCLEAR France will, upon the Company’s request, disclose to the Company the name, nationality, address and number of shares held by each shareholder in bearer form. The information may only be requested by the Company and may not be communicated to third parties.

      Holding of Shares. Under French Company Law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates (other than certificates representing French securities which are outstanding exclusively outside the territory of France and are not held by French residents). Registered shares are entered into an account maintained by the Company or by a representative that it has nominated, while shares in bearer form must be held in an account maintained by an accredited financial intermediary on the shareholder’s behalf.

      For all shares in registered form, the Company maintains a share account with EUROCLEAR France which is administered by BNP Paribas. In addition, the Company maintains accounts in the name of each registered shareholder either directly or, at a shareholder’s request, through a shareholder’s accredited intermediary, in separate accounts maintained by BNP Paribas on behalf of the Company. Each shareholder’s account shows the name and number of Shares held and, in the case of Shares registered through an accredited financial intermediary, the fact that they are so held. BNP Paribas, as a matter of course, issues confirmations to each registered shareholder as to Shares registered in a shareholder’s account, but these confirmations do not constitute documents of title.

      Shares held in bearer form are held and registered on the shareholder’s behalf in an account maintained by an accredited financial intermediary and are credited to an account at EUROCLEAR France maintained by the intermediary. Each accredited financial intermediary maintains a record of shares held through it and will issue certificates of inscription for the shares that it holds. Transfers of shares held in bearer form only may be made through accredited financial intermediaries and EUROCLEAR France.

      Cancellation of Treasury Shares. The Board of Directors of the Company may cancel treasury shares owned by the Company in accordance with French Company Law up to a maximum of 10% of the share capital within each period of 24 months.

Description of TotalFinaElf Share Certificates

      The TotalFinaElf share certificates are issued by EUROCLEAR France. French law allows EUROCLEAR France to create certificates representing French securities provided that these certificates are intended to be outstanding exclusively outside the territory of France and cannot be held by residents of France. Furthermore, TotalFinaElf share certificates may not be held by a foreign resident in France, either personally or in the form of a bank deposit, but the coupons and rights may be exercised in France.

      Certificates for TotalFinaElf shares are either in bearer form or registered in a securities trading account. Under EUROCLEAR France regulations applicable to bearer stock certificates, TotalFinaElf share certificates cannot be categorized as secondary securities, such as ADSs, issued by a foreign company to represent TotalFinaElf shares.

      TotalFinaElf share certificates have the characteristics of a bearer security, meaning:

•	negotiable outside France;

•	transmission by delivery; and

•	fungibility of the TotalFinaElf share certificate, which may be converted freely from bearer form to registration in an account.

      All rights attached to TotalFinaElf shares must be exercised directly by the bearer of the TotalFinaElf share certificates.

Description of TotalFinaElf ADRs

      The following is a general description of the depositary arrangement, including a summary of all material provisions of the deposit agreement pursuant to which ADSs are issued. The deposit agreement is among the Company, The Bank of New York, as depositary, and the holders from time to time of ADRs. For more complete information, you should read the deposit agreement and the Form of ADR itself, copies of which are attached as Exhibit A to the registration statement on Form F-6 (Reg. No. 333-12244) filed with the Securities and Exchange Commission on July 5, 2000. Additional copies of the deposit agreement are available for inspection at the Corporate Trust Office of the depositary in New York, which is presently located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

      ADRs. ADRs evidencing the ADSs are issuable by the depositary pursuant to the deposit agreement. An ADR may evidence any number of ADSs. Each ADS represents one-half of one Share deposited under the deposit agreement.

      Deposit and Withdrawal of Shares. All references to the deposit, surrender, delivery, transfer and withdrawal of the Shares when referring to Shares not in certificated form, refer to book-entry transfers and do not contemplate the physical transfer of certificates representing the Shares in France.

      Upon receipt of notice, as provided in the deposit agreement, of a deposit with the custodian in Paris, and subject to the terms of the deposit agreement, the depositary will execute and deliver through its Corporate Trust Office to the holders of such ADSs, ADRs registered in the names of those holders for the number of ADSs requested by each holder. This execution and delivery will occur only upon payment to the depositary of a fee for the execution and delivery of the ADRs and of all taxes, governmental charges and fees.

      Upon surrender of ADRs at the Corporate Trust Office of the depositary and payment of the fee of the depositary, and of all taxes and governmental charges, and subject to the provisions of the deposit agreement and the statuts of the Company, ADR holders are entitled to the transfer of deposited securities to an account in the name of such holder as shall be designated by such holder maintained by the Company in the case of Shares in registered form, or by an accredited financial institution, as in the case of Shares in bearer form. The depositary will not accept for surrender an ADR representing fewer than two ADSs or integral multiples thereof.

      The forwarding of documents of title for delivery at the Corporate Trust Office of the depositary in New York City will be at the request, risk and expense of the ADR holder.

      Pre-Release of ADRs. In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York may issue ADRs before deposit of the underlying Shares. This issuance is a “pre-release”. The Bank of New York may also deliver Shares prior to receipt and cancellation of ADRs (even if they are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of Shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the Shares or ADRs to be deposited;

•	the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

      In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release. The Bank of New York, however, may disregard the limit from time to time, if it thinks it is appropriate to do so.

      Dividends; Other Distributions and Rights. Whenever the depositary receives any cash dividend or cash distribution from the Company, the depositary will, to the extent that in its judgment it can convert euros or any other foreign currency on a reasonable basis into dollars and transfer the resulting dollars to the United States:

•	convert all cash dividends and other cash distributions that it receives on the underlying deposited securities into dollars; and

•	distribute the amount received net of any expense, taxes, governmental charges incurred by the depositary in connection with the conversion, to the holders of the ADRs in proportion to the number of the ADSs representing Shares held by each holder.

      The amount distributed will be reduced by any amounts required to be withheld by the Company or the French paying agent on account of taxes. The depositary may convert euro into dollars by sale or in any other manner that it may determine. If the depositary determines in its judgment that any foreign currency received cannot be converted on a reasonable basis and transferred to the United States, the depositary may, after consultation with the Company, distribute the foreign currency received by it or, at its discretion, hold the foreign currency, uninvested and without liability for interest, for the respective accounts of the holders of the ADRs entitled to receive the amounts. The depositary will distribute only whole United States dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, the holder may lose some or all of the value.

      The depositary will use reasonable efforts to follow the procedures established by the French Treasury for eligible United States Holders of ADRs to recover the excess 10% French withholding tax initially withheld and deducted in respect of dividends distributed to them and any fiscal or tax credit payment to be made to them by the French Treasury. To effect this recovery, the depositary will provide United States Holders of depositary receipts registered on the books of the depositary with the appropriate French tax forms and instructions, which will be provided by the Company to the depositary. Upon receipt by the depositary of properly completed and executed forms, the depositary will promptly cause them to be filed with the appropriate French tax authorities. Upon receipt of any resulting remittance, the depositary will distribute to the holders of the Company ADRs entitled to remittance, as soon as practicable, the remittance converted into dollars, net of expenses incurred by the depositary in connection with conversion.

      If any distribution by the Company consists of a dividend in, or free distribution of, Shares, the depositary may, upon prior consultation with and approval of the Company, and will, if the Company so requests, issue an amount of ADRs evidencing ADSs representing the amount of Shares received as a dividend or free distribution. The depositary will distribute to the holders of outstanding ADRs, in proportion to their holding and subject to the provisions of the deposit agreement, including the withholding of taxes and governmental charges and the payment of fees, additional ADRs evidencing an aggregate number of ADSs representing the number of Shares received as a dividend or free distribution.

      In lieu of distributing fractional ADSs, the depositary will sell the amount of the Shares represented by the aggregate amount of Shares representing fractional ADSs and distribute the net proceeds in accordance with the provisions of the deposit agreement.

      If additional ADSs are not so distributed, each ADS will represent the additional Shares distributed. The Company and the depositary will not offer the Shares to holders of ADRs unless a registration statement is in effect with respect to the securities represented by those rights under the Securities Act of 1933, as amended (the “Securities Act”) or the offer and sale of such shares to the holders are exempt from registration under the provisions of the Securities Act.

      Record Dates. Whenever:

•	any cash dividend or other cash distribution becomes payable or any distribution other than cash is made;

•	rights are issued with respect to the underlying deposited securities;

•	for any reason the depositary causes, at the Company’s election, a change in the number of Shares represented by each ADS; or

•	the depositary receives notice of any meeting of holders of the Shares,

the depositary will fix a record date, after consultation with the Company if the date is to be different from any payment date established by the Company in respect of the Shares, for the determination of the holders of ADSs who are entitled to receive the dividend, distribution or rights. The depositary will, further, give instructions for the exercise of voting rights at any such meeting or for fixing the date on or after which each ADS will represent a changed number of Shares, subject to the provisions of the deposit agreement.

      Voting of the Deposited Securities. As soon as practicable after receipt by the depositary of a notice of any meeting of shareholders of the Company, the depositary will mail a notice to the holders of the ADRs registered on the books of the depositary which will contain:

•	a summary in English of the notice of such meeting;

•	a statement that the holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of French Company Law, the Company’s statuts and the Shares, to instruct the depositary to exercise the voting rights, if any, pertaining to the Shares represented by their ADSs;

•	summaries in English of any materials or other documents provided by the Company for the purpose of enabling holders of the ADRs to exercise voting rights; and

•	a statement as to the manner in which instructions for exercising voting rights may be given to the depositary, including a statement as to the manner in which the Shares with respect to which the depositary does not receive properly completed voting instructions or receives a blank proxy will be voted, and stating the date established by the depositary for the receipt of those instructions.

      The depositary intends so far as practicable to vote or cause to be voted the amount of the Shares evidenced by the ADSs in accordance with the nondiscretionary instructions of the holders of ADSs. The depositary has agreed not to vote any of the Shares so evidenced unless (i) it has received instructions from the record holders of ADRs or (ii) in accordance with the last statement of the paragraph above, if it does not receive properly completed voting instructions or it receives a blank proxy. Ownership of two ADRs or integral multiples of ADRs is required to exercise such voting rights subject to appropriate adjustment.

      In accordance with French Company Law and the statuts of the Company, Shares that have been fully paid and registered in the name of the same holder for at least two years will be entitled to double voting rights. Similarly, holders of ADSs that have been held in the same name for two years or more and representing shares held in registered form for two years or more are entitled to double voting rights. No other ADSs will be entitled to double voting rights. Therefore, in order to be eligible for double voting rights, each holder of the ADSs must (i) request that the depositary hold Shares in registered form and (ii) hold the ADRs in registered form (i.e., registered in the name of such holder in the books of the depositary).

      Liability of ADR Holders for Taxes. The holders of ADRs will be responsible for any tax or other governmental charge that becomes payable with respect to any ADRs or any underlying deposited securities evidenced by any of the ADRs.

      Amendment and Termination of the Deposit Agreement. The ADRs and the deposit agreement may at any time be amended by written agreement between the Company and the depositary. Any amendment which:

•	imposes or increases any fees or charges, other than taxes and other governmental charges, registration fees, cable, telex, or facsimile transmission costs, deliver costs or other such expenses; or

•	which otherwise prejudices any substantial existing rights of holders of the ADRs,

will not take effect as to outstanding ADRs until the expiration of 90 days after written notice of the amendment has been mailed to the holders of outstanding ADRs registered on the books of the depositary.

      Every holder of ADRs at the time such amendment becomes effective will be deemed, if such notice shall have been mailed to the holder, by continuing to hold such ADRs, to consent to the amendment and to be bound by the deposit agreement or ADRs as amended. In no event may any amendment impair the right of any holder of ADRs to surrender his or her ADRs and receive the Shares of the Company and any property represented by the ADR, except in accordance with applicable law. In the event that the depositary resigns, is removed or is otherwise substituted and the Company enters into a new deposit agreement, holders of ADRs will be notified by the successor depositary.

      Whenever so directed by the Company, the depositary has agreed to terminate the deposit agreement by mailing notice of such termination to the holders of all then outstanding ADRs registered on the books of the depositary at least 30 days prior to the date fixed in the notice for the termination. The depositary may likewise terminate the deposit agreement by mailing notice of the termination to the Company and the holders of outstanding ADRs registered on the books of the depositary, if at any time 60 days after the depositary shall have delivered to the Company a written notice of its resignation, a successor depositary shall not have been appointed and accepted its appointment as provided in the deposit agreement.

      The depositary will mail notice of the termination to the registered holders of ADRs then outstanding at least 30 days prior to the date fixed in the notice for the termination. On and after the date of termination, each holder shall, upon:

•	surrender of the holder’s ADRs at the Corporate Trust Office;

•	payment of the fees of the depositary for the surrender of the ADRs provided in the deposit agreement;

•	payment of any applicable taxes and governmental charges; and

•	be entitled to delivery, to the holder or upon his or her order, of the amount of deposited TotalFinaElf securities represented by the ADRs.

      If any of the ADRs remain outstanding after the date of termination, the depositary will discontinue the registration of transfers of the ADRs, will suspend the distribution of dividends to the holders of the ADRs, and will not give any further notices or perform any further acts under the deposit agreement. The depositary will, however:

•	continue to collect dividends and other distributions pertaining to the underlying deposited securities;

•	sell rights as provided in the deposit agreement; and

•	continue to deliver the underlying deposited securities, together with any dividends or other distributions received, and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs after deducting, in each case, fees and expenses of the depositary for the surrender of the ADRs, expenses for the account of the holders of the ADRs in accordance with the provisions of the deposit agreement, and taxes and governmental charges.

      At any time after the expiration of one year from the date of termination, the depositary may sell:

•	the underlying deposited securities and any other property represented by the ADSs; and

•	hold the net proceeds, together with any other cash then held, unsegregated and without liability for interest, for the pro rata benefit of the holders of the ADRs that have not been surrendered, in which case, the holders will become general creditors of the depositary with respect to such proceeds.

      Charges of Depositary. The depositary will charge the party to whom the ADRs are issued and the party surrendering the ADRs for delivery of Shares or other underlying securities, a fee not in excess of $5 per 100 ADSs for the issuance or surrender, respectively, of ADRs. The depositary will also charge holders of the ADRs a fee for, and will deduct the fee from, the distribution of proceeds from the sale of rights pursuant to the deposit agreement. This fee will be in an amount equal to the fee that would have been charged as a result of the deposit by holders of Shares received in exercise of rights distributed to them had such rights not been sold by the depositary and the net proceeds distributed.

      In addition, the following charges will be incurred by any party depositing or withdrawing Shares, surrendering the ADRs or to whom the ADRs are issued, whenever applicable:

•	taxes and other governmental charges;

•	any applicable registration fees for the registration of transfers of Shares generally on the share register of the Company and applicable to transfers of Shares to the name of the depositary or the custodian on the making of deposits or withdrawals under the deposit agreement;

•	any cable, telex and facsimile charges provided in the deposit agreement;

•	and expenses incurred by the depositary in the conversion of foreign currency pursuant to the deposit agreement.

      The charges and expenses of the custodian are for the sole account of the depositary.

      Transfer of ADRs. The ADRs are transferable on the books of the depositary, provided that the depositary may close the transfer books, after consultation with or at the request of the Company, at any time or from time to time, when deemed expedient by the depositary in connection with the performance of its duties. Holders of the ADRs will have the right to inspect the transfer books, subject to certain conditions provided in the deposit agreement.

      As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any of the ADRs, the delivery of any distribution thereon or the withdrawal of the underlying deposited securities, the depositary or the custodian may require payment of a sum sufficient to reimburse it for any share transfer, registration or conversion fee and payments of any applicable fees provided in the deposit agreement.

      The depositary may refuse to effect any transfer of any of the ADRs or any withdrawal of the underlying deposited securities until all tax or other governmental charges payable with respect to the ADRs or deposited securities are paid. The depositary may also withhold any dividends or other distributions or, after attempting by reasonable means to notify the holder of any of the ADRs, may sell for the account of the holder any part or all of the underlying deposited securities evidenced by the ADRs, and may apply such dividends or other distributions or the proceeds of any sale to the payment of a tax or other governmental charge, with the holder of the ADRs remaining liable for any deficiency.

      The delivery, transfer and registration of transfer of the ADRs generally may be suspended during any period when the transfer books of the depositary are closed, or if any such action is deemed necessary or advisable by the depositary or the Company at any time or from time to time, subject to the provisions of the deposit agreement.

      The surrender of outstanding ADRs and the withdrawal of the underlying deposited securities may not be suspended subject only to:

•	temporary delays caused by closing the transfer books of the depositary or the Company for the deposit of shares of the Company in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; and

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the underlying deposited securities.

      Notices and Reports. The Company will furnish to the depositary for distribution to the holders of ADRs:

•	annual reports containing audited consolidated financial statements, semi-annual reports that will include unaudited summary financial information;

•	summaries of notices of shareholders’ meetings; and

•	other reports and summaries that are generally distributed by the Company to its shareholders.

      The depositary will arrange for the mailing of copies of such reports and summaries in English to all record holders of the ADSs.

      Compliance with U.S. Securities Laws. Notwithstanding anything in the deposit agreement to the contrary, the Company and the depositary each agrees that it will not exercise any rights it has under the deposit agreement to permit the withdrawal or delivery of the underlying deposited securities in a manner which would violate U.S. securities laws.

      Governing Law. The deposit agreement is governed by the laws of the State of New York.

Description of TotalFinaElf Warrants

      In connection with the public exchange offer for PetroFina shares made in the United States in 1999, TotalFinaElf offered 81 TotalFinaElf U.S. warrants for 100 PetroFina U.S. warrants resulting in the issuance of 3,353,805 TotalFinaElf U.S. warrants for 4,140,500 PetroFina U.S. warrants. On November 8, 2000, the Company and PetroFina determined that the completion of the supplemental exchange offer for PetroFina which took place from October 10, 2000 to November 7, 2000, together with the restructuring of PetroFina’s activities following the initial public exchange offer, resulted in a “Combination” as stipulated in Article 12 of PetroFina’s Warrant Agreement. Consequently, on that same date, the 290,882 PetroFina U.S. warrants not already held by the Company, were automatically tendered and exchanged for 235,614 TotalFinaElf U.S. warrants. As of May 31, 2002, 1,769,973 TotalFinaElf U.S. warrants were outstanding exercisable for 1,769,973 TotalFinaElf ADSs, i.e., 884,986 Shares.

      The following is a summary of all material provisions of the TotalFinaElf warrant agreement between TotalFinaElf and The Bank of New York, as warrant agent. Because it is a summary, it does not contain all the information that may be important for you. For more complete information, you should read the warrant agreement and the form warrant certificate, which were filed as an exhibit to Post-Effective Amendment No. 1 on Form F-3 to the Form F-4 registration statement of TotalFinaElf (Reg. No. 333-10154) filed with the Securities and Exchange Commission on September 8, 2000.

      Each of the outstanding warrants allows the holder to purchase one TotalFinaElf ADS for an exercise price of US$ 46.94 per ADS. TotalFinaElf will adjust the exercise price and/or the number of ADSs issuable upon exercise of each warrant if certain events, which are described below, occur.

      The warrants expire at 5:00 p.m., New York City time, on August 5, 2003.

      Exercise of Warrants. A TotalFinaElf warrant may be exercised only in units of two warrants or any integral multiple thereof. Only registered holders of warrants may exercise warrants. To exercise the warrants, the holder must:

•	complete and sign the “Election to Purchase” on the reverse side of the warrants certificate; and

•	deliver the completed and executed warrant certificate along with the applicable exercise price in US dollars and an amount equal to any applicable tax or governmental charge to the Corporate Trust Office of The Bank of New York at 101 Barclay Street, New York, New York 10286, together with such other further document as the warrant agent may reasonably request.

      After the holder exercises his or her warrants, the Company will issue Shares to be deposited with the custodian for the ADS facility in accordance with the terms of the deposit agreement. Thereafter, The Bank of New York will issue ADSs to the holder. If the holder chooses to exercise less than all of the warrants evidenced by the warrant certificate, The Bank of New York will also send the holder a new warrant certificate for his or her unexercised warrants.

      VVPR-Strip. Each Share underlying the ADSs issuable upon exercise of the warrants is accompanied by a detached coupon called a VVPR-Strip, unless waived. A VVPR-Strip entitles each holder thereof who is an individual taxpayer resident of Belgium, or a non-profit organization taxable in Belgium, to receive a reduction from 25% to 15% in the withholding tax rate applicable to future dividends paid by the Company. Such VVRP-Strips do not provide any tax benefit to other taxpayers.

      Any holder of TotalFinaElf warrants issued pursuant to the warrant agreement will waive the right to receive VVPR-Strip upon the exercise of the warrants, unless such holder expressly instructs the warrant agent in writing to deliver such VVPR-Strips to such holder, in accordance with the terms of the warrant agreement.

      Transfer, Exchange, Split-Up or Combination of Warrants. Until the warrants expire, the holder may transfer them to another person or exchange, split up or combine the warrant certificate(s) for one or more new certificates evidencing the same number of warrants. To transfer, exchange, split-up or combine the warrant certificate, the holder must deliver the warrant certificate to The Bank of New York along with a request in writing. When The Bank of New York receives the holder’s instructions and certificate, it will countersign the old certificate and issue new certificate(s) to the person(s) indicated in the written request. The holder may have to pay any taxes or governmental charges associated with the transfer, exchange, split or combination of warrants and reimburse the Company and The Bank of New York for their reasonable expenses.

Adjustment to Exercise Price, Number of ADSs or Warrants

      Adjustment Events. The Company will adjust the exercise price and/or the number of ADSs the holder can purchase with one warrant if the Company:

•	pays a stock dividend on its ordinary voting shares;

•	divides the number of outstanding ordinary voting shares into a larger number of shares (a stock split);

•	combines the outstanding number of outstanding ordinary voting shares into a smaller number of shares (a reverse stock split);

•	changes the number of ordinary voting shares represented by one ADS;

•	reclassifies the ordinary voting shares (other than in connection with a merger or business combination in which the Company survives);

•	pays a dividend or makes a distribution on the ordinary voting shares (other than the ordinary cash dividends or a stock dividend);

•	issues or sells ordinary voting shares for less than the current market price or issues or sells rights, options, warrants or convertible or exchangeable securities that allow the holder of the securities to buy other TotalFinaElf securities for less than the current market price of the other securities; or

•	merges or combines with another corporation or sells all or substantially all of its assets to another corporation and the shareholders of the Company would receive stock, securities or other property in exchange for the ordinary voting shares they hold.

      If the Company makes an adjustment based on the issuance of rights, options, warrants or conversion or exchange privileges, then the Company may readjust the exercise price after those rights, options, warrants or privileges expire.

      Mechanism for Adjustment. The Company will proportionately adjust the exercise price and the number of ADSs (or other securities or property) the holder will receive when the holder exercises a warrant so that the holder will receive the number and type of ADSs (or other securities or property) the Company would have received if the holder had exercised his or her warrant and purchased ADSs immediately before the adjustment event. The warrant agreement describes in detail the formula the Company will use in determining the amount of the adjustment.

      Minimum Adjustment. The Company does not have to adjust the exercise price unless the adjustment would increase or decrease the exercise price by at least 1%. If the adjustment is smaller than 1%, it will be carried forward and taken into account in any subsequent adjustment.

      Notice of Adjustment. If the Company adjusts the exercise price or the number of ADSs (or other securities or property) the holder would receive when the holder exercises a warrant, it will give The Bank of

New York a certificate explaining the adjustment and will mail a summary describing the adjustment to each registered holder of a warrant certificate.

      No Fractional Warrants or ADSs. Neither the Company nor The Bank of New York shall be required to issue fractional warrants or fractional ADSs. If the holder exercises a number of warrants that would result in the holder receiving either a fraction of an ADS or a fraction of a warrant, The Bank of New York will pay the holder cash (without interest) equal to that fraction times the current market price of the warrant or ADS instead of issuing a fractional warrant or ADS.

      Availability of Shares and Cash. The Company has agreed to issue enough ordinary voting shares to permit the exercise of all outstanding warrants. In addition, the Company has agreed to keep sufficient cash available to pay for fractional ADSs.

      Registration and Listing. The Company will use its best efforts to keep the registration statement with respect to the ADSs issuable upon exercise of the warrants effective until the warrant agreement terminates and to cause the ADSs issuable upon exercise of the warrants to continue to be listed on the New York Stock Exchange.

      Payment of Taxes. The Company will pay all recording, transfer and similar taxes due upon delivery of certificate evidencing ADSs following exercise of a warrant except that the Company will not pay any taxes in connection with a transfer of warrant certificates or the issuance and delivery of ADSs to a person who is not the registered holder of the surrendered warrant certificate. Furthermore, the Company will not cause to be issued or deliver a certificate evidencing ADSs upon exercise of a warrant until either the required tax is paid or the Company is satisfied that no tax is due.

      Required Notices. The Company will notify each registered holder of warrants if it proposes to:

•	declare a stock dividend or stock distribution;

•	offer rights, options or warrants to its shareholders;

•	offer ordinary voting shares in connection with a reclassification of the Company’s capital stock;

•	consolidate or merge with, or sell more than 50% of the Company’s assets or net income to, another person;

•	liquidate, dissolve or wind up its business; or

•	conduct any of the other exercise price adjustment events described above.

      Amendments to the Warrant Agreement. From time to time, the Company and The Bank of New York may change or add to the warrant agreement to fix ambiguous, inconsistent or incorrect provisions or to change or add new provisions that do not adversely affect the interests of the warrant holders. Most other changes to the warrant agreement require the affirmative vote of a majority of the outstanding warrants (excluding any warrants owned by the Company or its affiliates), although the Company must obtain the consent of every warrant holder to change the terms of exercise or reduce the percentage required for consent to changes to the warrant agreement.

Other Issues

      Shareholder’s Meetings. French companies may hold either ordinary or extraordinary general meetings of shareholders. Ordinary general meetings are required for matters that are not specifically reserved by law to the extraordinary general meetings: the election of the members of the Board of Directors, the appointment of statutory auditors, the approval of a management report prepared by the Board of Directors, the approval of the annual financial statements, the declaration of dividends and the issuance of bonds. Extraordinary general meetings are required for approval of amendments to a company’s statuts, modification of shareholders’ rights, mergers, increases or decreases in share capital, including a waiver of preferential subscription rights, the creation of a new class of shares, the authorization of the issuance of investment certificates or securities convertible, exchangeable or redeemable into shares and for the sale or transfer of substantially all of a company’s assets.

      The Company’s Board of Directors is required to convene an annual general meeting of shareholders for approval of the annual financial statements. This meeting must be held within six months of the end of the fiscal year. However, the president of the Tribunal de Commerce of Nanterre, the local French commercial court, may order an extension of this six-month period. The Company may convene other ordinary and extraordinary meetings at any time during the year. Meetings of shareholders may be convened by the Board of Directors or, if it fails to call a meeting, by the Company’s statutory auditors or by a court-appointed agent. A shareholder or shareholders holding at least 5% of the share capital, the employee committee or another interested party under certain urgent circumstances, may request that the court appoint an agent. The notice of meeting must state the agenda for the meeting.

      French Company Law requires that a preliminary notice of a listed company’s general shareholders’ meeting be published in the Bulletin des annonces légales obligatoires (“BALO”) at least 30 days prior to the meeting. The preliminary notice must first be sent to the Commission des opérations de bourse with an indication of the date it is to be published in the BALO. The preliminary notice must include the agenda of the meeting and the proposed resolutions that will be submitted to a shareholders’ vote. Within 10 days of publication, one or more shareholders holding a certain percentage of the Company’s share capital determined on the basis of a formula related to capitalization, may propose additional resolutions.

      Notice of a general shareholders’ meeting is sent by mail at least 15 days before the meeting to all holders of registered shares who have held their Shares for more than one month. However, in the case where the original meeting was adjourned because a quorum was not met, this time period is reduced to six days.

      Attendance and the exercise of voting rights at both ordinary and extraordinary general meetings of shareholders are subject to certain conditions. Under the Company’s statuts, in order to participate in any shareholders’ meeting, the owners of bearer shares or shares that are entered in an account not maintained by the Company must, at least one day before the date of the meeting, file a certificate (certificat d’immobilisation des titres au porteur) prepared by the broker who keeps their accounts, recording the non-transferability of the securities until the meeting date at the places indicated in the meeting notice. The owners of registered Shares entered in an account maintained by the Company must be entered into the Company’s registers at least one day before the day scheduled for the meeting.

      Subject to the above restrictions, all of the Company’s shareholders have the right to participate in the Company’s shareholders’ meetings, either in person or by proxy. No shareholder may delegate voting authority to another person except the shareholder’s spouse or another shareholder or, if the shareholder is not a resident of France, by a registered intermediary in conformity with applicable regulations. Shareholders may vote, either in person, by proxy or by mail, and each is entitled to as many votes as he or she possesses or as many Shares as he or she holds proxies for. If the shareholder is a legal entity, it may be represented by a legal representative. A shareholder may grant a proxy to the Company by returning a blank proxy form. In this last case, the chairman of the shareholders’ meeting may vote the shares in favor of all resolutions proposed or agreed to by the Board of Directors and against all others. The Company will send proxy forms to shareholders upon request. In order to be counted, proxies must be received at least one day prior to the shareholders’ meeting at the Company’s registered office or at another address indicated in the notice convening the meeting. Under French Company Law, Shares held by entities controlled directly or indirectly by the Company are not entitled to voting rights. There is no requirement that a shareholder have a minimum number of shares in order to be able to attend or be represented at shareholders’ meetings.

      Under French Company Law, a quorum requires the presence, in person or by proxy, including those voting by mail, of shareholders having at least 25% of the shares entitled to vote in the case of an ordinary general shareholders’ meeting or at an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or 33 1/3% of the shares entitled to vote in the case of any other extraordinary general shareholder’s meeting. If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 25% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

      At an ordinary general meeting, approval of any resolution requires the affirmative vote of a simple majority of the votes of the shareholders present or represented by proxy. The approval of any resolution at an extraordinary general meeting requires the affirmative vote of a two-thirds majority of the votes cast, except that any resolution to approve a capital increase by capitalization of reserves only requires the affirmative vote of a simple majority of the votes cast. Notwithstanding these rules, an unanimous vote is required to increase shareholders’ liabilities. Abstention from voting by those present or represented by proxy is counted as a vote against any resolution submitted to a vote.

      As set forth in the Company’s statuts, shareholders’ meetings are held at the Company’s registered office or at any other location specified in the written notice.

      Ownership of Shares by non-French persons. There is no limitation on the right of non-resident or foreign shareholders to vote securities of the Company, either under French Company Law or under the statuts of the Company.

      Requirement for Holdings Exceeding Certain Percentages. French Company Law provides that any individual or entity, acting alone or in concert with others, that holds, directly or indirectly, more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding Shares or the voting rights attached to the Shares, or that increases or decreases its shareholding or voting rights by any of the above percentages must notify the Company by registered letter, with return receipt, within 15 calendar days of crossing that threshold, of the number of shares and voting rights it holds. An individual or entity must also notify the Conseil des marchés financiers, the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers, by registered letter, with return receipt, within five trading days of crossing that threshold. Any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the Company’s Chairman, any of the Company’s shareholders or the Commission des opérations de bourse. In addition, every shareholder who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of Shares representing 10% or 20% of the Company’s share capital must notify the Company, the Conseil des marchés financiers and the Commission des opérations de bourse of its intentions for the 12 months following such acquisition. Failure to comply with this notification of intentions will result in the suspension of the voting rights attached to the Shares exceeding this 10% or 20% threshold held by the shareholder for a period of two years from the date on which the shareholder has cured such default.

      In addition, the Company’s statuts provide that any person, whether a natural person or a legal entity, who comes to hold, directly or indirectly, 1% or more, or any multiple of 1%, of the Company’s share capital or voting rights or of securities that may include future voting rights or future access to share capital or voting rights, must notify the Company by registered letter- with return receipt requested, within 15 calendar days of the acquisition. Failure to comply with these notification provisions will result in the suspension of the voting rights attached to the Shares exceeding this 1% threshold held by the shareholder if requested at a shareholder’s meeting by one or more shareholders holding shares representing at least 3% of the share capital.

      Any individual or legal entity whose direct or indirect holding of Shares falls below each of the levels mentioned must also notify the Company in the manner and within the time limits set forth above.

      Specific Rights of the French State in the Share Capital of Elf Aquitaine. The share capital of Elf Aquitaine includes a specific share providing specific rights to the French Republic, following the conversion of a common share decided by the decree dated December 13, 1993. This decree provides in particular for a right of approval in case a party or a group of parties are increasing their ownership of capital or voting rights above defined thresholds. The authorization by the French State to the business combination of TotalFina and

Elf Aquitaine provided on July 16, 1999 mentions that this authorization shall be renewed under certain circumstances, in particular if the Company’s control changes. The European Court of Justice found, in June 2002, that in its current form the specific share is contrary to European Community law.

B.  MATERIAL CONTRACTS

      There have been no material contracts (not entered into in the ordinary course of business) entered into by members of the Group since June 2000.

C.  EXCHANGE CONTROLS

      Under current French exchange control regulations, no limits exist on the amount of payments that we may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

D.  TAXATION

General

      The following generally summarizes the material French and certain US tax consequences to holders of ADSs evidenced by ADRs who are residents of the United States within the meaning of the Convention Between the Government of the United States and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income and Capital (the “Treaty”) of August 31, 1994 entered into force on December 30, 1995, and (1) who own, directly and/or indirectly, less than 10% of the capital of the Company, (2) who are: (a) citizens or residents of the United States for U.S. federal income tax purposes; (b) U.S. domestic corporations; or (c) otherwise subject to United States federal income taxation on a net income basis in respect of the ADSs, (3) who are entitled to Treaty (as defined above) benefits under the limitations on benefits provisions contained in Article 30 of the Treaty (collectively “United States Holders”); and (4) who hold the ADSs as capital assets; and (5) whose functional currency is the United States dollar. Because this summary is general and not exhaustive of all possible tax considerations (such as situations involving persons who are dealers, or whose functional currency is not the United States dollar, tax-exempt institutions who are holders subject to the provisions of Article 30 (“Limitation on Benefits”) of the Treaty or who are otherwise subject to special treatment under the United States federal income tax law), prospective purchasers of ADSs are advised to consult their own tax advisors regarding the overall United States federal, state and local tax consequences, as well as the French tax consequences, of the ownership of ADSs applicable in their particular situations.

      The statements of United States and French tax laws set out below are based on the current laws and the tax regulations of France and the United States, including the United States Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, temporary, existing and proposed Treasury Regulations, Internal Revenue Service rulings and judicial opinions, French tax laws and regulations (including the tax regulation issued on June 7, 1994), issued by the French tax authorities and the Treaty, all in effect on the date of this Form 20-F, and all subject to change, possibly with retroactive effect.

      For purposes of the Treaty and the Code, United States Holders will be treated as the owners of the underlying Shares represented by the related ADRs.

Taxation of Dividends

French Taxes

      In general, under French law, a resident of France is entitled to the avoir fiscal (which is a tax credit) in respect of a dividend received from a French corporation, such as the Company. The benefit of the avoir fiscal, if available under French law, is allowed to shareholders who are not residents of France only pursuant to a tax treaty or similar agreement between France and such non-resident’s country of residence.

      For dividends paid in 2002, the rate of the avoir fiscal tax credit is generally 50% of the dividend paid for individuals and companies which qualify under the French participation exemption regime, or 15% of the dividend paid for shareholders who are not individuals. The avoir fiscal attributable to such dividends will not be distributed to non-residents before January 15 following the end of the calendar year in which the related dividend is paid. The Company does not, however, represent or guarantee the date on which the avoir fiscal will be paid.

      Dividends paid to non-residents of France are subject to French withholding tax at a rate of 25% unless reduced pursuant to a tax treaty or similar agreement. Under the Treaty, a United States Holder generally is entitled to a reduced rate of French withholding tax of 15% with respect to dividends, provided the ownership of ADSs is not effectively connected with a permanent establishment in France.

      In addition, an Eligible United States Holder (as described below) is entitled to receive a payment from the French Treasury in an amount equal to all or a portion of the avoir fiscal less a 15% withholding tax. This avoir fiscal payment will not be made before January 15 of the year following the calendar year in which the dividend is paid.

      An Eligible United States Holder is a United States Holder whose ownership of ADSs is not effectively connected with a permanent establishment in France and who is (i) an individual or other non-corporate holder that is a United States resident under the Treaty, (ii) a United States company that is not a regulated investment company, (iii) a United States company that is a regulated investment company, but only if less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States, or (iv) a partnership or trust that is treated as a resident of the United States pursuant to the provisions of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above. Such Eligible United States Holder is entitled to the payment of an amount equal to the entire avoir fiscal (subject to a deduction of the 15% withholding tax). However, the payment of an amount equal to the entire avoir fiscal is not available to a United States Holder if the holder (or, in the case of a partnership, estate or trust, its partners, beneficiaries or fiduciaries, respectively) is not subject to United States federal income tax on the payment of the avoir fiscal and the related dividend.

U.S. Individual Holders
taxable On the
dividend

Company’s dividend per ADS	$100
Withholding rate	15%
Amount withheld	15
Company’s dividend received in 2002	85
Avoir fiscal paid by French Government	50
Withholding rate under Treaty	15%
Amount withheld	7.5
Avoir fiscal payable after January 15, 2003	42.5
Effective dividend before U.S. tax credit	127.5
Withholding recovered as U.S. tax credit	22.5
Effective dividend per ADS	$150

      Under the Treaty, the reduction in withholding tax to 15% and the payment of an amount equal to a portion (30/85) of the avoir fiscal are available with respect to dividends distributed to “U.S. Pension Funds” (as discussed below), and certain other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially owned by such individuals and derived from an investment retirement account (“Other Tax Exempt Entities”). A “U.S. Pension Fund” includes the tax-exempt pension funds subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contract) or Section 457 (deferred compensation plans) of the Code which are established and managed in order to pay retirement benefits. The partial refund of the avoir fiscal is not available to a U.S. Pension Fund or Other Tax Exempt Entity if it owns, directly or indirectly, 10% or more of the Company’s capital.

      Pursuant to the French Finance Bill 2001 and the regulations issued by the French tax authorities, the computation of the avoir fiscal and of the withholding tax for U.S. Pension Funds is the following:

U.S. Pension
Fund

Company’s dividend per ADS	$100
Withholding rate	15%
Amount withheld	15
Company’s dividend received in 2002	85
Avoir fiscal paid by French Government 15% 2/3 30/85	5.29
Withholding rate under Treaty	15%
Amount withheld	0.79
Avoir fiscal payable after January 15, 2003	4.5
Effective dividend before U.S. tax credit	89.5

      Under the normal procedure provided in the regulations, to benefit from the withholding tax at the 15% reduced rate at the time of the payment of the dividend, an Eligible United States Holder must file with the French tax authorities, French Treasury Form RF 1 A EU No. (5052), entitled “Application for Refund” (the “Form”), before the payment date of the dividend. In addition, a non-individual Eligible U.S. Holder must file an affidavit certifying that it owns all the rights attached to the full ownership of its Shares or ADSs, including but not limited to dividend rights.

      Alternatively, under a simplified procedure, if completion of the Form is not possible prior to the payment of dividends, a holder may complete and provide to the Depositary a simplified certificate (the “Certificate”) stating that (i) the holder is a United States resident within the meaning of the Treaty, (ii) the holder’s ownership of the Shares or ADSs is not effectively connected with a permanent establishment or fixed base in France, (iii) the holder owns all the rights attached to the full ownership of the Shares or ADSs, including, but not limited to, dividend rights, and (iv) the holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the avoir fiscal and requests the payment of the avoir fiscal subject to withholding tax at the reduced rate. Under this simplified procedure, before the dividend’s payment, the Depositary notifies the French Custodian bank of the aggregate total of the dividend payment subject to the 15% withholding tax rate.

      U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements except that they may have to supply additional documentation evidencing their entitlement to these benefits. In that respect, U.S. Pension Funds will have to produce a certificate issued by the U.S. Internal Revenue Service (“IRS”) or any other document stating that they have been created and function in accordance with the provisions of Sections 401(a), 403(b) or 457 of the Code. In the same way, regulated investment companies will have to send to the Depositary a certification from the IRS indicating that they are classified as Regulated Investment Companies under the Code.

      According to French Laws, and as mentioned above, the determination of the avoir fiscal depends on the qualifications of the beneficiary. Accordingly, the French tax authorities have issued a bulletin in November 1999 stating that the French paying agent will distinguish between shareholders qualified for the refund of an avoir fiscal equal to 50% of the dividend and those qualified for a refund of the avoir fiscal at a reduced rate (i.e., 15% of the dividend paid in 2002).

      If dividends are paid to a United States Holder who is not entitled to the avoir fiscal (i.e., not an Eligible United States Holder) or to an Eligible United States Holder that has not filed a completed Form or Certificate before the dividend payment date, such dividends will be subject to French withholding tax at the rate of 25%. A non-Eligible United States Holder may claim a refund of the excess French withholding tax, and an Eligible United States Holder may claim the avoir fiscal payment by completing and filing the Form with the Depositary in time so that it may be forwarded to the French tax authorities before December 31 of the year following the end of the calendar year during which the dividend is paid.

      The Form or Certificate, together with instructions, will be provided by the Depositary to all United States Holders registered with the Depositary and are also available from the IRS. The Depositary will arrange for the filing with the French tax authorities of all Forms and Certificates completed by United States Holders that are returned to the Depositary within the time period specified by the Depositary in its distribution to registered United States Holders of ADRs.

      In all cases, the avoir fiscal or partial avoir fiscal and the withholding tax refund are normally paid within 12 months following filing of the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid.

U.S. Taxes

      For U.S. federal income tax purposes, the gross amount of distributions by the Company (that is, the net dividend received, plus any tax withheld therefrom) and the gross amount of any avoir fiscal payments (that is, the net avoir fiscal payment received, plus any tax withheld therefrom) generally will be treated as foreign source dividend income to United States Holders to the extent paid out of the Company’s current and accumulated earnings and profits for United States federal income tax purposes. To the extent that an amount received by a United States Holder exceeds the allocable share of the Company’s current and accumulated earnings and profits, it will be applied first to reduce such Holder’s tax basis in Shares or ADSs owned by such Holder and then, to the extent it exceeds the Holder’s tax basis, it will constitute gain from a deemed sale or exchange of such Shares or ADSs.

      The amount of any cash distribution will be equal to the United States dollar value of the distributed euros on the date of receipt by the Depositary, regardless of whether the payment is in fact converted into United States dollars. Euros received as dividends by a United States Holder will have a tax basis equal to their United States dollar value at the time recognized as dividend income. Any gain or loss realized upon a subsequent conversion or other disposition of the euros will be treated as ordinary income or loss. Moreover, a United States Holder may be required to recognize foreign currency gain or loss, which will generally be United States source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%. None of the dividend income earned with respect to the Shares or ADSs will be eligible for the dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code.

      Subject to certain conditions and limitations, French withholding taxes will be treated as foreign income taxes eligible for credit against each United States Holder’s United States federal income tax liability. Under the Code, the limitation on foreign taxes eligible for credit is not calculated with respect to all worldwide income, but instead is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company and the related avoir fiscal payments generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.” Foreign tax credits allowable with respect to each class of income cannot exceed the United States federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitation calculation will depend in general on the nature and sources of the income and deductions of each United States Holder. Alternatively, a U.S. Holder may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

      In accordance with French securities regulations, in the case of a sale of Shares in a trade executed on a deferred settlement basis (Service à Règlement Différé — SRD) the seller (rather than the purchaser), if eligible, generally will be entitled to the avoir fiscal with respect to the dividends paid on such Shares on the dividend payment date. See “Item 9 — The Offer and Listing” for a summary of certain information relating to trading of the Shares on the deferred settlement market.

Tax on Redemption or Sale

      In general under the Treaty, a United States Holder will not be subject to French tax on any capital gain from the sale or exchange of the ADSs or redemption of the underlying Shares unless those ADSs or Shares form part of a business property of a permanent establishment or fixed base that the United States Holder has in France. Special rules may apply to individuals who are residents of more than one country.

      In general, for United States federal income tax purposes, a United States Holder will recognize capital gain or loss upon the sale or disposition of the Shares or ADSs based on the difference between the amount realized on the sale or disposition and the Holder’s tax basis in the Shares or ADSs. Any gain or loss will generally be United States source gain or loss and will be long-term capital gain or loss if the United States holder’s holding period of the Shares or ADSs is more than one year at the time of the disposition. Long term capital gains recognized by an individual United States Holder generally are subject to maximum federal income tax rate of 20% in respect of property held for more than one year. The deductibility of capital losses is subject to limitation.

French Estate and Gift Taxes

      In general a transfer of ADSs or Shares by gift or by reason of the death of a United States Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his death, or if the ADSs or Shares were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

French Wealth Tax

      The French wealth tax does not apply to a United States Holders owning less than 25% of the Company’s share capital.

United States Information Reporting and Backup Withholding

      Dividend payments on the Shares or ADSs and proceeds from the sale, exchange or other disposition of Shares or ADSs with respect to a United States Holder (other than a corporation or other exempt recipient) may be subject to information reporting to the IRS and possible U.S. backup withholding at a 30% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8 BEN (Certificate of Foreign Status) in the case of non-U.S. persons.

      If a holder does not provide his correct taxpayer identification number, the holder may be subject to penalties imposed by the Internal Revenue Service as well as backup withholding. However, any amount withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund and furnishing any required information to the IRS.

United States State and Local Taxes

      In addition to United States federal income tax, United States Holders of Shares may be subject to United States state and local taxes with respect to their ADSs. United States Holders should consult their own tax advisors.

E.  DOCUMENTS ON DISPLAY

      TotalFinaElf files annual, periodic, and other reports and information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information TotalFinaElf files with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference rooms by calling the Securities and Exchange Commission for more information at 1-800-SEC-0330. All of

TotalFinaElf’s Securities and Exchange Commission filings made after December 31, 2001 are available to the public at the Securities and Exchange Commission web site at http://www.sec.gov and from certain commercial document retrieval services. Our website at http://www.totalfinaelf.com includes information about our businesses and also includes recent press releases and other publications of TotalFinaElf, including some of our filings with the Securities and Exchange Commission made prior to December 31, 2001. You may also read and copy any document the Company files with the Securities and Exchange Commission at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Sensitivities to Market Environment

      The financial performance of the Company is sensitive to a number of parameters, the most significant being oil prices, generally expressed in U.S. dollars (USD), and exchange rates, in particular that of the U.S. dollar versus the euro (€).

      Overall, a rise in the price of crude oil has a positive effect on earnings as a result of an increase in revenues from oil and gas production. Conversely, a decline in crude oil prices reduces income. For the year 2002, the Company estimates that an increase or decrease of USD 1 per barrel in the price of Brent crude either improves or reduces annual net income by around 0.27 B€. The impact of changes in crude oil prices on Downstream and Chemicals operations depends upon the speed at which the prices of finished products adjust to reflect these changes. The Company estimates that an increase in TRCV Western Europe refinery margins of USD 1 per ton improves annual net income by 0.08 B€.

      All of the Company’s activities are sensitive in varying degrees to fluctuations in the euro/U.S. dollar exchange rate. An increase or decrease of USD 0.10 per 1 euro respectively improves or reduces annual net income by approximately 0.63 B€.

      The Company’s results, in particular the Chemicals segment, are also dependent on overall economic conditions.

Risks Relative to Oil and Gas Markets

      As part of its normal operations, the Company is a significant player in trading activities in order to optimize both revenues from crude oil production and supplies to its refineries.

      In 2001, international trading activities represented a little more than 5 million delivered barrels of oil equivalent per day, of which 4.2 million related to crude oil. The Company’s policy is not to sell its future oil and gas production for future delivery. However, as part of its oil trading activities, the Company uses derivative financial instruments such as futures, forwards, swaps and options in both organized and over-the-counter markets. According to the Company’s policy, market risks consist of residual price differentials due to variations in qualities, indices, or delivery periods. The notional values of derivatives and their market values as of December 31, 2001 are presented in the Notes to the Consolidated Financial Statements.

      In order to measure market risks relative to the price of oil and gas products, the Company uses a “value at risk” method. Concerning crude oil and refined products’ trading activities, there is a 97.5% probability that the favorable or unfavorable price fluctuations would have an impact on income of less than 7.7 million euros per day on the basis of positions as of December 31, 2001. The average value at risk registered during the year 2001 is 7.2 million euros. For natural gas trading activities, the value at risk as of December 31, 2001 is not material.

      The Company has implemented strict policies and procedures to manage and monitor these market risks. Trading and financial controls are carried out separately, and an integrated information system enables real-time monitoring of trading activities. Position limits are approved by the Company’s Executive Committee and are monitored daily. In order to ensure flexibility and maintain liquidity, hedging operations are performed with numerous independent operators, such as other oil companies, major energy users and financial institutions. The Company has established limits for each counterparty, and outstanding amounts for each counterparty are monitored on a regular basis.

      The Group indicated on November 29, 2001 that its exposure toward Enron was less than $25M and that it had ceased all trading activity with that company as from the announcement of its financial difficulties.

Risks Relative to Financial Markets

      Risks relative to cash management activities and interest rate and foreign exchange financial instruments are managed in accordance with rules set by the Company’s management. Liquidities’ positions and the management of financial instruments are centralized in the Treasury Department.

      Cash management activities are organized into a specialized department for operations on financial markets. The “Financial Control” Department handles the daily monitoring of limits and positions and validates results. It values financial instruments and, if necessary, performs sensitivity analysis. The Company only uses simple derivative instruments.

Management of Currency Exposure

      The Group seeks to minimize the currency exposure of each exposed entity by reference to its functional currency (primarily euros, pounds sterling and Norwegian kroner).

      For currency exposure generated by commercial activity, the hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and in some cases on the forward market. The Company rarely hedges estimated flows and, in this case, may use options.

      With respect to currency exposure linked to long-term assets in foreign currencies, the Company makes every effort to reduce the associated currency exposure by using financing in the same currency. Long-term currency debt then partially compensates the economic exposure generated. Net currency exposure is periodically monitored with limits set by the Company’s management.

Management of Short-Term Interest Rate Exposure and Cash

      Cash balances, which are primarily composed of euros and U.S. dollars, are managed with three main objectives set out by management (to maintain maximum liquidity, to optimize revenue from investments considering existing interest rate yield curves, and to minimize the cost of borrowing), over a horizon of less than twelve months and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps.

      Given the magnitude of the current balance in euros, liquidities are invested either directly in euros or in other currencies through short-term currency swaps, without modification of the currency exposure.

Management of Interest Rate Risk on Long-Term Debt

      The Company’s policy consists of incurring debt primarily at a floating rate in order to deal with significant changes in cash flows due to external factors (oil prices and the U.S. dollar/euro exchange rate).

      Exceptions to this rule must be approved by the Executive Committee.

      Long-term interest rate and currency swaps can hedge debenture loans at their issuance in order to create a variable rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, the Company can also enter into long-term interest rate swaps.

Sensitivity Analysis on Interest Rate and Foreign Exchange Risk

      The table below presents the potential impact on the fair value of the current financial instruments as of December 31, 2001, of an increase or decrease of 10 % in the interest rate yield curves in each of the currencies.

	As of December 31, 2001

			Change in	Change in
			fair value	fair value
			with a 10%	with a 10%
			interest rate	interest rate
	Carrying	Estimated	increase	decrease
	amount	fair value	(unaudited)	(unaudited)

	(in millions of euros)
Balance Sheet
Debenture loans (before swaps)	6,528	6,832	(117)	121
Issue swaps*	—	465	95	(98)
Fixed-rate bank loans (before swaps)**	548	485	(6)	11
Current portion of long-term debt (excluding current portion of capital lease obligations)	477	471	(2)	2
Off-Balance Sheet
Bank guarantees		(49)	(2)	(1)
Swaps hedging debenture issues		(13)	(20)	21
Long-term interest rate and currency swaps		14	(2)	2
Long-term interest rate swaps		(3)	(2)	3
Short-term interest rate swaps		—	2	(1)
Short-term and long-term currency swaps		(5)	0	1
Forward exchange contracts		8	1	1

*	All issue swaps specifically hedge debenture loans. The fair values of these swaps may therefore be incorporated into the overall value of debenture loans.

**	Including assimilated bank loans issued after 1998.

     As a large portion of the Company’s assets and liabilities are denominated in USD, its sensitivity to the exchange rate of foreign currencies is primarily influenced by increases and decreases in the value of the U.S. dollar. Based on the financial statements as of December 31, 2001 and after taking into account the effect of currency swap contracts, a 10% increase in the USD against the euro would increase the Company’s long-term debt by approximately 758 M€.

Management of Counterparty Risk

      The Company has established standards for which bank counterparties must be approved in advance, based on an assessment of the counterparty’s financial soundness and its rating (Standard & Poors, Moody’s), which must be of high quality.

      An overall authorized credit limit is set for each bank and is divided among the subsidiaries and the Company’s Treasury Management Department according to their needs.

Risks relating to the stock market

      The Group holds interests in a number of publicly traded companies. The market values of these interests fluctuates as a function of a various reasons, including world stock market trends, the valuation of the sector in which the companies operate, and the economic and financial situation applicable to each such company.

	As of December 31, 2001

			Change in
			fair value
			with a 10%
			decrease in
	Carrying	Estimated	quoted prices
	amount	Fair Value	(unaudited)

	(in millions of euros)
Other investments (publicly traded)	537	989	(99)
Short-term investments (publicly traded)	1,003	1,267	(126)

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable

ITEM 15.     [Reserved]

ITEM 16.     [Reserved]

ITEM 17.     FINANCIAL STATEMENTS

      Not applicable

ITEM 18.     FINANCIAL STATEMENTS

      The following financial statements, together with the report of Barbier Frinault & Autres (Ernst & Young Network) thereon, are held as part of this annual report.

      All other Schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

ITEM 19.     EXHIBITS

      The following documents are filed as part of this annual report:

1.	Statuts of Total Fina Elf S.A. (as amended through May 7, 2002)

2.	List of Subsidiaries (see Note 29 to the Consolidated Financial Statements included in this Annual Report)

3.	Consent of Barbier Frinault & Autres (Ernst & Young Network)

4.	Consent of KPMG S.A.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Total Fina Elf S.A.

By:	/s/ Thierry Desmarest

Name: Thierry Desmarest
Title: Chairman, President and Chief Executive Officer

Date: June 26, 2002

REPORT OF INDEPENDENT AUDITORS

      To the Shareholders and the Board of Directors of Total Fina Elf S.A.,

      We have audited the accompanying consolidated balance sheets of Total Fina Elf S.A. and its subsidiaries (together, the Company) as of December 31, 2001, 2000 and 1999, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2001, all expressed in euros. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in France and in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with generally accepted accounting principles in France.

      Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in France, but do not conform in certain respects with accounting principles generally accepted in the United States of America. A description of these differences and a complete reconciliation of consolidated net income and shareholders’ equity to United States of America generally accepted accounting principles are set forth in Note 3 of the Notes to the Consolidated Financial Statements.

Neuilly-sur-Seine, France

March 13, 2002

Except for Note 30 which is as of June 17, 2002

/s/ KPMG S.A.	/s/ BARBIER FRINAULT & AUTRES

KPMG S.A.	BARBIER FRINAULT & AUTRES
(Ernst & Young Network)

TOTALFINAELF

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,

	2001	2000	1999

	(Amounts in millions of euros(1))
Sales (Note 4)	105,318	114,557	42,178
Operating expenses	(87,760)	(95,485)	(37,139)
Depreciation, depletion and amortization	(4,781)	(4,859)	(2,235)

Operating income (Note 4)
Corporate	(252)	(289)	(99)
Business Segments	13,029	14,502	2,903

Total operating income	12,777	14,213	2,804
Interest expense, net (Note 18)	(184)	(440)	(378)
Dividend income on non-consolidated subsidiaries	159	152	76
Dividends on subsidiaries’ redeemable preferred shares (Note 13)	(19)	(28)	(15)
Other income (expense), net (Note 19)	283	(740)	(30)
Provision for income taxes (Note 20)	(5,874)	(6,322)	(843)
Equity in income of affiliates (Note 7)	1,001	676	61

Income before amortization of acquisition goodwill and minority interest	8,143	7,511	1,675
Amortization of acquisition goodwill	(319)	(303)	(110)
Consolidated net income	7,824	7,208	1,565
Minority interest	166	(304)	(45)

Net income	7,658	6,904	1,520

Earnings per share (euros) (Note 1-P)	11.05	9.76	4.32

(1)	Except for earnings per share

     The consolidated statement of income for the years 2001 and 2000 reflects the financial situation of the TotalFinaElf Group. The 1999 consolidated statement of income includes the subsidiaries of the TotalFina Group but not those of the Elf Aquitaine Group.

The accompanying notes are an integral part of these consolidated financial statements.

TOTALFINAELF

CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2001	2000	1999

	(Amounts in millions of euros)
ASSETS
Non-current assets:
Intangible assets, net (Note 5)	3,196	2,914	3,112
Property, plant and equipment, net (Note 6)	41,274	37,699	35,797
Equity affiliates: investments and loans (Note 7)	7,592	7,752	7,482
Other investments (Note 8)	1,536	1,714	1,866
Other non-current assets (Note 9)	3,042	3,781	3,101

Total non-current assets	56,640	53,860	51,358
Current assets:
Inventories, net (Note 10)	6,622	6,811	6,135
Accounts receivable, net (Note 11)	13,497	14,307	13,330
Prepaid expenses and other current assets (Note 11)	7,263	4,955	3,853
Short-term investments	1,004	641	637
Cash and cash equivalents	3,574	4,600	3,941

Total current assets	31,960	31,314	27,896

Total assets	88,600	85,174	79,254

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity (Note 12)
Common shares (€ 10 par value; shares issued and outstanding: 2001-705,934,959; 2000-740,465,798; 1999-722,203,679)	7,059	7,405	7,222
Paid-in surplus and retained earnings	30,544	29,283	23,183
Cumulative translation adjustments	1,252	667	270
Treasury shares (2001-37,349,899; 2000-36,582,129; 1999-24,682,129)	(4,923)	(4,954)	(3,006)

Total shareholders’ equity	33,932	32,401	27,669
Subsidiaries’ redeemable preferred shares (Note 13)	567	537	597
Minority interest	898	755	1,481
Long-term liabilities:
Deferred income taxes (Note 20)	6,521	6,222	4,675
Employee benefits (Note 14)	3,355	3,719	3,649
Other long-term liabilities (Note 15)	6,093	4,882	4,815

Total long-term liabilities	15,969	14,823	13,139
Long-term debt (Note 16)	11,165	11,509	10,172
Current liabilities:
Accounts payable	10,034	9,882	9,400
Other creditors and accrued liabilities (Note 17)	12,470	11,214	8,335
Short-term borrowings and bank overdrafts (Note 16)	3,565	4,053	8,461

Total current liabilities	26,069	25,149	26,196

Total liabilities and shareholders’ equity	88,600	85,174	79,254

The accompanying notes are an integral part of these consolidated financial statements.

TOTALFINAELF

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,

	2001	2000	1999

	(Amounts in millions of euros)
Cash flow from operating activities
Consolidated net income	7,824	7,208	1,565
Depreciation, depletion and amortization	5,390	5,561	2,476
Long-term liabilities, valuation allowances and deferred taxes	1,153	1,522	109
Impact of coverage of pension benefit plans	(449)	(494)	—
Unsuccessful exploration costs	571	514	166
Losses (gains) on sales of assets	(1,735)	(445)	(110)
Equity in income of affiliates (in excess of)/ less than dividends received	(709)	(406)	8
Other changes, net	(56)	(3)	10

Cash flow from operating activities before changes in working capital	11,989	13,457	4,224
Decrease (Increase) in operating assets and liabilities (Note 26)	314	(68)	(829)

Cash flow from operating activities	12,303	13,389	3,395

Cash flow from investing activities
Intangible assets and property, plant and equipment additions	(7,517)	(6,591)	(3,726)
Exploration costs directly charged to expense	(521)	(454)	(158)
Acquisitions of subsidiaries, net of cash acquired	(1,051)	(198)	(530)
Investments in equity affiliates and other securities	(539)	(297)	(195)
Increase in long-term loans	(938)	(799)	(341)

Total expenditures	(10,566)	(8,339)	(4,950)
Proceeds from sale of intangible assets and property, plant and equipment	409	957	383
Proceeds from sale of subsidiaries, net of cash sold	721	68	457
Proceeds from sale of non-current investments	4,634	1,610	243
Repayment of long-term loans	1,240	606	176

Total divestitures	7,004	3,241	1,259
(Increase) decrease in short-term investments	(428)	(41)	249

Cash flow from investing activities	(3,990)	(5,139)	(3,442)

Cash flow from financing activities
Issuance of shares and repayment of shares:
Parent-company’s shareholders	24	221	46
Share buyback	(5,605)	(1,948)	—
Minority shareholders	12	22	25
Subsidiaries’ redeemable preferred shares(1)	—	(108)	235
Cash dividends paid:
Parent-company’s shareholders	(2,278)	(1,631)	(687)
Minority shareholders	(151)	(200)	(301)
Net issuance of long-term debt (Note 26)	(185)	1,133	1,079
Increase (decrease) in short-term borrowings and bank overdrafts	(1,330)	(4,952)	435
Other changes, net	(19)	(28)	(15)

Cash flow from financing activities	(9,532)	(7,491)	817

Net increase (decrease) in cash and cash equivalents	(1,219)	759	770
Impact of exchange rates and change in reporting entity cash flow	193	(100)	(281)
Cash and cash equivalents for Total at the beginning of the year	—	—	1,522
Cash and cash equivalents for Petrofina at the beginning of the year	—	—	131
Cash and cash equivalents for TotalFinaElf at the beginning of the year	4,600	3,941	—
Cash and cash equivalents for TotalFina at year-end	—	—	2,142
Cash and cash equivalents for Elf at year-end	—	—	1,799

Cash and cash equivalents for TotalFinaElf at year-end	3,574	4,600	3,941

(1)	Preferred shares issued by certain consolidated subsidiaries.

The accompanying notes are an integral part of these consolidated financial statements.

TOTALFINAELF

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Paid-in
	Common shares issued		surplus and	Cumulative	Treasury shares
			Retained	Translation			Shareholders’
	Number	Amount	Earnings	Adjustments	Number	Amount	Equity

	(Amounts in millions of euros except for share data)
As of December 31, 1998	244,787,638	1,866	8,786	(306)	—	—	10,346
Cash dividend	—	—	(687)	—	—	—	(687)
1999 net income	—	—	1,520	—	—	—	1,520
Conversion of share capital into euros	—	582	(582)	—	—	—	—
Public offer of exchange for Petrofina	104,619,798	1,046	2,270	—	—	—	3,316
Public offer of exchange for Elf	371,735,114	3,717	11,891	—	—	—	15,608
Other issuance of common shares	1,061,129	11	35	—	—	—	46
Transfers and exchanges between companies under common control	—	—	(28)	—	—	—	(28)
Change in revaluation reserve	—	—	(22)	—	—	—	(22)
Deduction of treasury shares		—	—	—	(24,682,129)	(3,006)	(3,006)
Translation adjustments	—	—	—	576	—	—	576

As of December 31, 1999	722,203,679	7,222	23,183	270	(24,682,129)	(3,006)	27,669
Cash dividend	—	—	(1,631)	—		—	(1,631)
2000 net income	—	—	6,904	—		—	6,904
Elf Aquitaine and Petrofina supplementary exchange offers	15,729,596	158	229	—		—	387
Other issuance of common shares	2,532,523	25	196	—		—	221
Purchase of treasury shares		—	—	—	(11,900,000)	(1,948)	(1,948)
Translation adjustments	—	—	—	397		—	397
Gains on sales of assets (Note 2)	—	—	549	—		—	549
Other changes(1)	—	—	(147)	—		—	(147)

As of December 31, 2000	740,465,798	7,405	29,283	667	(36,582,129)	(4,954)	32,401
Cash dividend	—	—	(2,278)	—		—	(2,278)
2001 net income	—	—	7,658	—		—	7,658
Elf Aquitaine and Petrofina transactions	327,617	2	12	—		—	14
Other issuance of common shares	509,544	5	19	—		—	24
Purchase of treasury shares		—	—	—	(36,241,000)	(5,605)	(5,605)
Cancellation of purchased treasury shares	(35,368,000)	(353)	(5,270)	—	35,368,000	5,623	—
Translation adjustments	—	—	—	585		—	585
Gains on sales of assets (Note 2)	—	—	1416	—		—	1,416
Other changes (2)	—	—	(296)	—	105,230	13	(283)

As of December 31, 2001	705,934,959	7,059	30,544	1,252	(37,349,899)	(4,923)	33,932

(1)	Mainly the impact of the harmonization of accounting policies (See Note 1 and 3).

(2)	Mainly due to the minimum liability adjustment related to certain pensions benefits.

The accompanying notes are an integral part of these consolidated financial statements.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

1.   Accounting Policies

      The consolidated financial statements of TotalFinaElf and its subsidiaries (together, the Company or Group) have been prepared in accordance with generally accepted accounting principles in France (French “GAAP”) and comply with the principles and methodology relative to consolidated financial statements, Regulation No. 99-02 approved by the decree dated June 22, 1999 of the French Accounting Regulations Committee.

      The Company applies the standards issued by the Accounting Principle Board (“APB”) and the Financial Accounting Standards Board (“FASB”) which comply with French regulations. The exceptions to the use of APB opinions and FASB standards involve APB No. 6 (Treasury Stock), APB No. 16 (Business Combinations) for the acquisitions of Petrofina and Elf, FASB No. 115 (Accounting for Certain Investments in Debt and Equity Securities), FASB No. 123 (Accounting for Stock-Based Compensation), and, effective January 1st, 2001, FASB No. 133-137-138 (Accounting for Derivatives Instruments and Hedging Activities) and, since July 1st, 2001, FASB No. 142 (Goodwill and other Intangibles Assets). Applying these standards should not have a significant impact, except for APB No. 16 and FASB No. 142, given the use of purchase accounting with respect to the business combinations between Total, PetroFina, and Elf.

      Certain previously reported amounts have been reclassified to conform with the current year presentation.

Harmonization of bases of accounting methods and form of financial statements

      The consolidated financial statements have been prepared in accordance with the accounting policies described below.

      The accounting policies and practices were harmonized in 2000 within TotalFinaElf. The effects related to these changes did not have a significant impact on the financial position and income, and they were taken into account by adjusting consolidated shareholders’ equity as of January 1, 2000 without changing the financial statements for the preceding accounting periods.

      The capital increases in connection with the public exchange offers for Petrofina and Elf Aquitaine are recorded following the pooling of interests method in accordance with Article 215 of Regulation No. 99-02. According to this method, the value of the assets and liabilities comprising the shareholders’ equity of the companies acquired is substituted, after restatement, in accordance with the Company’s policies, for the cost of the shares acquired.

      In 2001, in order to provide an adequate comparison with other petroleum companies, the Company has modified the presentation of the reserve for crude oil price changes as a deduction from the gross value of inventory. This change had no impact on the income statement or on the shareholders’ equity. Likewise, the presentation for years 2000 and 1999 has been revised similarly.

A)  Principles of consolidation

      The financial statements of the significant subsidiaries over which the Company directly or indirectly has exclusive control are consolidated. The Company’s interests in oil and gas ventures are proportionately consolidated. Investments in 20-50% owned significant companies are accounted for by the equity method.

      Companies in which ownership interest is less than 20%, but over which the Company has the ability to exercise significant influence are also accounted for by the equity method.

      All material intercompany accounts, transactions and income have been eliminated.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

B)  Foreign currency translation

      The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as the functional currency. In order to convert the financial statements to euros, the figures denominated in currencies integrated into the euro were translated based on the official definitive euro conversion rate fixed at the end of 1999.

(i) Monetary transactions

      Transactions denominated in foreign currencies are translated at the exchange rate prevailing when the transaction is realized.

      Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the end of the period. The resulting gains or losses are recorded in “Other income (expense)” in the consolidated statements of income. Translation differences arising on foreign currency loans which are specifically contracted to hedge the value of a net investment in a consolidated subsidiary or equity investment from the effect of exchange rate fluctuations are reflected as a cumulative translation adjustment to shareholders’ equity.

(ii) Translation of financial statements denominated in foreign currencies

      All assets and liabilities of consolidated subsidiaries or of equity affiliates denominated in foreign currencies are translated into euros on the basis of exchange rates at the end of the period. The consolidated statements of income and of cash flows are translated using the average exchange rates during the period. Foreign exchange differences resulting from such translation are recorded either in “Cumulative translation adjustments” (for the Company’s share) or in “Minority interest” as deemed appropriate.

C) Financial instruments

(i) Interest rate and foreign currency agreements

      The Company primarily uses financial instruments for hedging purposes, in order to manage its exposure to movements in interest rates and foreign exchange rates.

      The Company enters into interest rate and foreign currency swap agreements. The differential between interest to be paid and interest to be received or premiums and discounts on these swaps is recognized as interest expense or interest income on a prorated basis, over the life of the hedged item.

      The Company may also use futures, caps, floors, and options. Under hedge accounting, changes in the market value of such contracts are recognized as interest expense or interest income in the same period as the gains and losses on the item being hedged. Similarly, for option contracts, premiums are recognized in the same period.

      Regardless of the type of instruments used to hedge against risks, the gain or loss generated by early termination of the instrument is spread over the residual life of the hedged instrument. An accrual is set up for any unrealized losses related to operations that do not comply with the criteria required for accounting characterization as hedging.

(ii) Commodity transactions

      In connection with its international trading activities, the Company uses hedging strategies to help limit its exposure to fluctuations in the prices of crude oil, refined products and natural gas. In order to hedge

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

against this risk, the Company uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets.

      All positions, whether for physical deliveries or derivative instruments, are marked-to-market, and the unrealized gains and losses are recorded in income. Changes in the market value of commodity hedges of petroleum products inventories are accounted for as additions to or reductions in inventory.

D) Intangible assets

      Acquisition goodwill, patents, trademarks, leasehold rights are amortized on a straight-line basis over 10 to 40 years depending on the nature and life of the assets.

E)  Property, plant and equipment

(i) Oil and gas exploration and producing properties

      The Company applies the successful efforts method of accounting for its oil and gas exploration and producing properties as follows:

Exploration costs

      Geological and geophysical costs are expensed as incurred. Costs of acquiring unproved properties are capitalized, and impairment is made in the absence of a marketable discovery. Drilling in progress and wells where proved reserves have been discovered are capitalized (“Proved Properties”). Costs of exploratory wells are capitalized if oil and gas reserves are found (“Unproved Properties”) and are either classified as proved within a year following completion of drilling or if additional exploration work is underway or planned. Otherwise, the costs of exploratory wells are charged to expense.

Oil and gas producing assets

      The costs of productive leaseholds and other capitalized costs related to producing activities including tangible and intangible assets are amortized by the unit-of-production method. The rate of amortization is equal to the ratio of oil and gas production for the period to proved developed reserves.

      With respect to production sharing contracts, the successful efforts method is used for the portion of production and reserves assigned to the Company taking into account estimations based on the contractual clauses regarding the reimbursement of exploration and development (cost oil) as well as the sharing of hydrocarbon rights (profit oil).

(ii) Other property, plant and equipment

      Other property, plant and equipment are carried at cost. They include interest expenses borne until assets are placed into service. Fixed assets which are held under capital lease and similar agreements are capitalized and depreciated using the straight-line method, and the corresponding commitment is recorded as a liability.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      Other property, plant and equipment are depreciated using the straight-line method over their estimated useful life, as follows:

Furniture, office equipment, machinery and tools:	5-10 years
Transportation equipment:	5-20 years
Storage tanks and related equipment:	10-15 years
Specialized complex installations and pipelines:	10-30 years
Buildings:	10-50 years

      Equipment subsidies are deducted from the cost of the related expenditures. Routine maintenance and repairs are charged to income as incurred. However, estimated costs of refinery and major petrochemical plant turnarounds are accrued over the period from the prior turnaround to the next planned turnaround.

F)  Valuation of long-lived assets

      Long lived assets, either intangible or tangible, are written down, when their fair market value appears to be permanently lower than their carrying value.

      Impairment is determined for each autonomous group of assets by comparing its carrying value with the undiscounted future cash flow expected from it based upon management’s expectation of future economic and operating conditions, or, when the asset is to be sold, by comparison with its market value.

      The impairment calculated as the difference between the discounted cash flows and the carrying value of the related asset is recorded as an additional depreciation, depletion and amortization which permanently affects the carrying value.

G) Other investments

      Investees over which the Company does not have the ability to exercise significant influence (generally less than 20% owned) or subsidiaries excluded from consolidation after consideration of their materiality to the Company’s operations are valued at acquisition cost less an allowance for impairment in value, primarily based on the underlying shareholders’ equity.

H) Inventories — reserve for crude oil price changes

      Inventories are valued at either the historical cost or the market value, whichever is lower.

      Given the sensitivity of the Company to the price of raw materials, the choice of methods has been limited to those intended to minimize the inventory effect in the income statement, i.e., replacement cost for petroleum products, LIFO (last in - first out) for petrochemicals, and WAP (weighted average price) for other products. In the replacement cost method, the variation of inventories in the income statement is determined by the average prices of the period rather than historical value.

      In the individual company financial statements or tax returns, when inventories are valued using the FIFO (First in - First out) method, cost of products sold must be adjusted via the above methods by use of either a reserve for crude oil price changes in the case of replacement cost or a LIFO adjustment.

      In the financial statements issued by the Group before the present Annual Report, the reserve for crude oil price changes or the LIFO adjustment was classified as a long-term liability on the balance sheet. Beginning in 2001, this reserve is deducted from the gross value of inventory under a specific heading in order to provide an adequate comparison with other petroleum companies. This change has no impact on the income statement or on the shareholders’ equity.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

I)  Short-term investments

      Short-term investments are valued at the lower of cost or market value.

J)  Sales and operating expenses

      Sales figures are presented after deduction of customs and excise duties on petroleum products. Oil and gas sales are inclusive of quantities delivered that represent production royalties paid in cash. Crude oil and petroleum product trading activities are recorded in “Sales” and “Operating expenses” when physical delivery takes place. Exchanges of crude oil and petroleum products within normal trading activities are excluded from sales.

K) Research and development expenses

      Research and development costs are charged to income as incurred.

L)  Dismantlement, removal and environmental costs

      The Company provides for estimated dismantlement and site restoration costs of oil and gas exploration and producing properties on a unit-of-production basis. Remediation and other environmental costs related to activities other than oil and gas production are recorded when expenses are probable and can be reasonably estimated. Accruals which are included in long-term liabilities are based on current legal requirements and existing technologies. The estimated liabilities are not discounted to present value.

M) Deferred income taxes

      The Company uses the liability method whereby deferred income taxes are recorded based upon the differences between the financial statement and tax basis of assets and liabilities. Deferred tax assets and liabilities must be revalued to reflect new tax rates in the periods rate changes are enacted. A deferred tax asset is recognized up to the expected recoverable amount.

      Taxes paid to Middle East producing countries are included in operating expenses for the portion which the Company held historically as concessions (Abu Dhabi-offshore and onshore, Dubai-offshore, Oman and Abu Al-Bu Khoosh).

N) Employee benefits

      In accordance with the laws and practices of each country, the Company participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries and contributions made to the national bodies responsible for the payment of benefits.

      These plans can either be defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-Company instruments such as mutual funds, insurance contracts and securities.

      For defined contribution plans, expenses correspond to the contributions paid.

      For defined benefit plans, accruals and prepaid expenses are determined using the projected unit credit method.

      Actuarial gains and losses resulting mainly from changes in actuarial assumptions are amortized using the straight-line method based on the estimated remaining length of service of the plan participants. Upon the

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

inception of such plans or their extension to new categories of personnel, the actuarial liability, which corresponds to the validation of accrued rights existing prior to the date of extension or inception of the new plan, is recognized using the straight-line method over a period not exceeding the average number of years of service remaining before the employees reach retirement age.

      For funded pension plans, the difference between accumulated funding and the actuarial liability is recorded in other non-current assets or other long-term liabilities, respectively.

O) Treasury shares

      Treasury shares which have been recorded as long-term investments by the parent company or its subsidiaries in their individual accounts have been deducted from consolidated shareholders’ equity. Other treasury shares are presented in short-term investments in case they are allocated to market price regulation or for employee stock options.

P)  Earnings per share

      Earnings per common share are calculated by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period. Treasury shares deducted from consolidated shareholders’ equity are not considered outstanding for purposes of this calculation.

Q) Non-recurring items

      The Company reports the impact on income of non-recurring items, consisting of gains and losses for the period, which are unusual or significant in nature.

R) Main accounting and financial indicators — information by business segment

Operating income (criterion used to measure operating performance)

      Operating income and expenses, including depreciation, depletion and amortization, and excluding the amortization of intangible assets and goodwill, translation adjustments and gains or losses on the sale of assets.

Net operating income (criterion used to measure the return on capital employed)

      Operating income after deducting the amortization of intangible assets and goodwill, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from unconsolidated companies, capitalized interest expenses), and after applicable income taxes.

      The income and expenses classified between net operating income and net income are interest expenses related to long-term liabilities net of cash and cash equivalents, after applicable income taxes (net cost of net debt).

Current income

      Operating income, net operating income or net income after deducting non-recurring items described in Note Q above.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

Capital employed

      Non-current assets and working capital requirements net of deferred income taxes and long-term liabilities.

      Or:

      Long-term liabilities net of cash and cash equivalents and shareholders’ equity.

ROCE (Return on Capital Employed)

      Ratio between net operating income excluding non-recurring items and capital employed at the beginning of the period.

Net debt

      Long-term debt, including short-term portion, short-term borrowings, bank overdrafts and less cash and cash equivalents and short-term investments.

2.   Changes in the Structure of the Company and Main Acquisitions and Divestitures

      Except for PetroFina and Elf, all acquisitions have been accounted for under the purchase method. The results of operations of the other acquired businesses are included in the consolidated financial statements from the dates of acquisition. The pro forma effect on consolidated results of operations, as if the transactions had occurred at the beginning of each respective year of acquisition has not been presented herein since the aggregate effect for the years ended December 31, 2001, 2000 and 1999 is not material.

Year ended December 31, 2001

Disposition of non-operating assets

      In accordance with the pooling of interests method described in Note 1, the gains from the sale of certain non-operating assets from PetroFina and Elf that occurred after December 31, 1999 and before December 31, 2001, are recorded in shareholders’ equity for the unrealized gain as of December 31, 1999 and as income for the gain after that date.

      The impact on the financial statements is detailed as follows:

	As of and for the year
	ended December 31, 2001

	Shareholders’
	equity	Net income	Total

Sale of Sanofi-Synthelabo (See Note 7)
Pretax gains	1,252	1,288	2,540
Net gains after tax	975	1,001	1,976
Other sales
Pretax gains	560	5	565
Net gains after tax	441	4	445

      The other sales are composed in 2001 principally by the sales of Elf Antargaz and of transportation and logistics assets in France.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

          South America — Midstream Gas and Electricity

      The Group acquired the shares of Gasandes Chile and Gasandes Argentina, owners of natural gas transportation networks in Chile and Argentina, and in the context of the Gener’s agreement, a share of 64% in Central Puerto and a share of 70% in Hidroneuquen. The 223 M€ and 373 M€ respective purchase prices were financed through available cash. The excess of the purchase prices over assets acquired were 102 M€ (Gasandes acquisitions) and 65 M€ (Central Puerto and Hidroneuquen).

      Following the decision of the French Public Authorities to reorganize the French nuclear industry into a new company, called AREVA, which will own 100% of the share capital of Cogema, the Group sold five-sixths of its 14.52% interest in Cogema and retained one-sixth to participate in the creation of AREVA, of which it owns 1% of the capital. In connection with this transaction, the Group recorded a net profit of 152 M€.

Year ended December 31, 2000

Disposition of non-operating assets

      In accordance with the pooling of interests method described in Note 1, the gains from the sale of certain non-operating assets from PetroFina and Elf that occurred after December 31, 1999 and before December 31, 2001, are recorded in shareholders’ equity for the unrealized gain as of December 31, 1999 and as income for the gain after that date.

      This applied to the partial sale of Sanofi-Synthélabo, BNP-Paribas and BSCH shares that occurred in 2000 and for which the impact on the financial statements is detailed as follows:

	As of and for the year ended
	December 31, 2000

	Shareholders’
	equity	Net income	Total

Sale of Sanofi-Synthelabo (See Note 7)
Pretax gains	468	231	699
Net gains after tax	383	183	566
Other sales
Pretax gains	218	47	265
Net gains after tax	166	35	201

Year ended December 31, 1999

PETROFINA

      On December 1, 1998, Total entered into definitive agreements to acquire from five companies PetroFina shares aggregating approximately 41% of PetroFina’s outstanding shares. Those transactions were completed on March 31, 1999, after the receipt of certain regulatory clearances and the approval of Total’s shareholders on January 14, 1999. On May 6, 1999, Total commenced public exchange offers in Belgium and the United States of America for all-remaining PetroFina shares, American depositary shares and warrants. As a result of the public exchange offers, Total acquired additional PetroFina shares raising its ownership to 98.76% of PetroFina’s share capital.

      The transaction has been accounted for effective January 1, 1999 as a pooling-of-interests in accordance with article 215 of Rule No. 99-02 issued by the French Accounting Rule Committee.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      Under this regulation, recorded assets and liabilities of the acquirer and of the acquiree are carried forward at their historical amounts after conforming the acquiree’s financial statements to the acquirer’s own accounting policies.

ELF

      On October 26, 1999, the Company completed the acquisition of 94.93% of Elf as a result of a public tender offer. The Company further increased its ownership interest from 94.33% to 95.56% through share purchases in cash in November and December 1999.

      The transaction has been accounted for effective December 31, 1999 as a pooling-of-interests in accordance with article 215 of Rule No. 99-02 issued by the French Accounting Rule Committee.

      Prior period consolidated financial statements have not been restated to include the combined results of operation, financial position and cash flows of TotalFina and Elf.

KALON

      Pursuant to a public tender offer followed by a squeeze-out, the Company completed the acquisition of all the outstanding shares of Kalon Plc (the Company already owned 65.9% of Kalon Plc before the transaction) on June 30, 1999. The 233 M€ purchase price was financed through available cash. This acquisition has been accounted for as a purchase and accordingly has been included in the Company’s consolidated statement of income from the date of acquisition.

      The excess of the purchase price over assets acquired was 171 M€ and is being amortized over 20 years.

INKS DIVISION

      On October 29, 1999, the Company finalized the sale of its inks division (Coates) to the Sun Chemical group. In connection with the sale, which was effective December 31, 1999, the Company received proceeds of approximately 493.6 M€ and recorded a net loss of 3 M€. The inks division sold had net sales of 785 M€ and a net income of 2.3 M€ for the year ended December 31, 1999.

3.	Summary of Differences Between Accounting Principles Followed by the Company and United States Generally Accepted Accounting Principles

      The accompanying consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from those applicable in the United States of America (“U.S. GAAP”).

      These differences have been reflected in the financial information given in paragraph N below and mainly relate to the following items.

A)  Acquisitions

Petrofina Acquisition

      Under U.S. GAAP, the acquisition of PetroFina does not qualify as a pooling-of-interests and therefore would have been accounted for as a purchase.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      In that respect:

•	the portion of purchase price corresponding to the public exchange offers would have been measured at the time the transactions were announced;

•	the fair value of PetroFina warrants would have been added to the purchase price.

      For U.S. GAAP purposes, the cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. Independent valuations were performed for the major subsidiaries of PetroFina and those valuations were validated by in house analysis for determining the estimated fair value of oil and gas properties acquired. The components of the purchase price and related allocation are as follows:

Amount

Purchase price:
Common shares issued:
Initial contribution	4,510
Public Exchange Offer — 1999	6,396
Supplementary public exchange offers — 2000 (Note 12)(1)	163
PetroFina warrants	45
Acquisition costs	34

11,148

Allocation of purchase price:
Current assets	3,703
Property, plant and equipment	7,105
Intangible assets	361
Goodwill	6,755
Liabilities assumed and other	(6,776)

11,148

(1)	The Company thereby further increased its ownership interest from 98.76% to 99.62% as of December 31, 2000.

     Goodwill is amortized on a straight-line basis over 30 years.

      Also, operations of Total and PetroFina would not have been combined as of January 1, 1999. Further, PetroFina would have been integrated as follows:

•	from April 1, 1999 to June 30, 1999: equity method reflecting a 41% ownership interest,

•	from July 1, 1999 onwards: full consolidation.

Elf Acquisition

      Under U.S. GAAP, the acquisition of Elf does not qualify as a pooling-of-interests and therefore would have been accounted for as a purchase. In that respect, the purchase price which is represented by common shares issued to effect the exchange offers and by Elf’s outstanding stock options at the time of the transaction would have been measured on the date the finalization of the transaction was announced (i.e. September 13, 1999).

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      For U.S. GAAP purposes, the cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. Independent valuations were performed for the major subsidiaries of Elf and those valuations were supplemented by in house analysis for determining the estimated fair value of oil and gas properties acquired. The components of the purchase price and related allocation are as follows:

Amount

Purchase price:
Common shares issued:
Public Exchange Offer — 1999	45,332
Squeeze-out — 2000 (Note 12)	2,604
Acquisition costs	96

48,032

Allocation of purchase price:
Assets held for sale	333
Equity investments	10,214
Property, plant and equipment	21,826
Goodwill	28,010
Liabilities assumed and other	(12,351)

48,032

(1)	The Company thereby further increased its ownership interest from 95.56% to 99.5% as of December 31, 2000.

     For French GAAP reporting purposes, Elf’s balance sheet only has been consolidated as of December 31, 1999. Elf operations have been included in the Company’s consolidated statement of income, effective January 1, 2000.

      The Company has been advised by the European Commission that the Company may not exercise control or vote the common shares of Elf that were obtained pursuant to the exchange offer, until the Commission authorizes the transaction. Such approval was obtained on February 9, 2000.

      Under U.S. GAAP, the consolidation of Elf as of December 31, 1999 was not permitted since the Company was precluded from exercising control over Elf until the European Commission’s final decision. Therefore, Elf has been recorded as a cost method investment in the U.S. GAAP Summarized Consolidated Balance Sheet as of December 31, 1999 presented in paragraph N below.

B)  Reserve for Crude Oil Price Changes

      The replacement cost method adopted by the Company to reflect the impact of price changes on crude oil and refined products sold and the related reserve for crude oil price changes would not be acceptable under U.S. GAAP.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

C) Retiree Benefits

      The Company previously applied the provisions of FASB No. 87, “Employers’ Accounting for Pensions”, as follows:

•	the transition obligation or fund excess has been determined as of January 1, 1987 as being the difference between the liabilities accounted for under prior years’ accounting policies and the funded status of the plans resulting from FASB No. 87 calculations.

•	the net transition obligation had been charged against shareholders’ equity as of January 1, 1987.

      For U.S. GAAP reporting purposes, the transition obligation or fund excess had been amortized using the greater of 15 years and the average residual active life of the employees covered by each plan. Also, FASB No. 87 requires the Company to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligation exceeds the fair value of plans’ assets.

      The Company adopted the provisions of FASB No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, for plans in the United States effective January 1, 1993 and for plans outside the United States effective January 1, 1995. Prior to the implementation of FASB No. 106, postretirement health care and life insurance benefits expense was not accrued and only recognized when claims were paid. The transition obligation has been amortized immediately.

      Effective January 1, 2000, the Company has adopted all the rules prescribed by U.S. GAAP in accounting for retiree benefits. This accounting change under French GAAP has been recorded through an adjustment to consolidated shareholders’ equity for the accumulated balance representing the difference between French GAAP and U.S. GAAP reporting as of December 31, 1999 (including the related deferred income taxes and cumulative translation adjustment effects). It corresponds to the unamortized balance of net transition obligation in applying FASB No. 87.

D) Revaluation

      In accordance with French regulations, certain non-current assets had been revalued on the basis of their appraised value. U.S. GAAP does not permit such revaluation. This U.S. GAAP adjustment only affected shareholders’ equity and this revaluation had no impact on net income.

      Effective January 1, 2000, the Company has eliminated the impact of these revaluation for French GAAP reporting purpose. This accounting change has been reflected as an adjustment to consolidated shareholders equity with a corresponding reduction of non-current assets.

E)  Treasury Shares

      Under French GAAP, the cost of treasury shares may be either included in short-term investments or deducted from shareholders’ equity if treasury shares have not been purchased in connection with employee stock options or for market price regulation purposes.

      Under U.S. GAAP, such treasury shares should be reflected as a reduction of shareholders’ equity. In addition, under U.S. GAAP, gains on sales of treasury shares should be excluded from the determination of net income.

F)  Equity Securities

      Under French GAAP, unrealized gains are not recognized and valuation allowances of marketable equity securities are generally determined based on year-end quotations.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      Under U.S. GAAP (FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities”) and except for securities classified as “held-to-maturity securities”, unrealized holding gains and losses for “trading” and “available-for-sale” securities should be included in income or reported as an adjustment to shareholders’ equity until realized, respectively.

      Gross realized gains and gross realized losses (determined on a FIFO basis) on sales of available-for-sale and trading securities were:

	As of December 31,

	2001	2000	1999

Gross realized gains
Available-for-sale	69	216	96
Trading	—	—	—
Gross realized losses
Available-for-sale	—	—	(1)
Trading	—	—	(4)

      The carrying amount of securities and their approximate fair value were as follows:

As of December 31, 2001

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available-for-sale	537	496	(16)	1,017
Trading	—	—	—	—

	As of December 31, 2000

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available-for-sale	657	568	(1)	1,224
Trading	2	—	—	2

	As of December 31, 1999

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available-for-sale	432	140	(74)	498
Trading	56	—	—	56

      The Company does not hold debt securities that would be categorized as held-to-maturity.

G) Intangible Assets

(i) Depreciation and amortization

      The Company did not amortize all intangible assets. Under U.S. GAAP, all intangible assets should be amortized over their estimated useful lives, up to a maximum of 40 years.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

(ii) Write-downs

      Under U.S. GAAP, previously recorded write-downs for assets to be held and used may not be reversed in subsequent periods.

      Effective January 1, 2000, the Company has applied U.S. GAAP (APB No. 17, “Intangible Assets”) for French GAAP reporting purpose. This accounting change under French GAAP has been recorded through an adjustment to consolidated shareholders’ equity for the accumulated amortization balance representing the difference between French GAAP and U.S. GAAP as of December 31, 1999 (including the related deferred income taxes and cumulative translation adjustment effects).

H) Present Value of Loans and Advances

      Non-interest or low-interest bearing loans and advances (for example housing loans made to the Company’s employees) were not discounted whereas under U.S. GAAP they should be recorded at their present value.

      Effective January 1, 2000, the Company has applied U.S. GAAP (APB No. 21 “Interest on Receivables and Payables”) for French GAAP reporting purpose. This accounting change under French GAAP has been recorded through an adjustment to consolidated shareholders’ equity for the accumulated balance representing the difference between French GAAP and U.S. GAAP as of December 31, 1999 (including the related deferred income taxes and cumulative translation adjustment effects).

I)  Stock Compensation

      The Company generally grants to its employees a discount from the market price for shares purchased pursuant to share subscription plans, share purchase plans and reserved capital increases. Accounting for this discount is not addressed by French GAAP and these transactions have no effect on net income.

      FASB No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. Under FASB No. 123, the cost recognition requirements are optional, although FASB No. 123 disclosures are required. Therefore, the Company continues to apply APB No. 25, “Accounting for Stock issued to Employees” for U.S. GAAP purposes. Compensation cost for share subscription plans, share purchase plans and capital increases reserved to employees, if any, is measured as the excess of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. The pro forma disclosures as if the Company adopted the cost recognition requirements under FASB No. 123 are presented in paragraph N below.

J)  Accrual of Loss Contingencies

      The Company had recorded loss contingencies in relation to future insurance premium increases based on retrospective rating provisions in multiple-year insurance contracts. Under U.S. GAAP (FASB No. 5 and Emerging Issues Task Force Issue No. 93-6) such losses should have been accrued only to the extent that they were probable or known at year-end.

      Effective January 1, 2000, the loss contingency reserve has been eliminated and credited to shareholders’ equity for French GAAP reporting purposes.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

K) Derivative Instruments and Hedging Activities

      On January 1, 2001, the Company adopted for U.S. GAAP reporting purposes FASB No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FASB No. 137 and FASB No. 138 (FASB No. 133). FASB No. 133, establishes new accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement requires that derivatives be recognized at fair value in the balance sheet and that changes in fair value be recognized either currently in earnings or deferred as a component of other comprehensive income, depending on the intended use of the derivative, its resulting designation and its effectiveness. If certain conditions are met, an entity may designate a derivative instrument as hedging the exposure to changes in the fair value of an asset or liability (Fair Value Hedge), the exposure to variability in expected future cash flows (Cash Flow Hedge) or the foreign currency exposure of a net investment in a foreign operation (Foreign Currency Hedge). For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period it occurs.

Financial derivatives

      Long-term interest and foreign currency swaps were contracted by the Company as part of the issuance of most debenture loans issued to finance the Upstream activity. A significant portion of long-term debentures are incurred or converted in U.S. dollars as the cash flows of the Upstream activity are mainly denominated in U.S. dollars. Depending on market conditions, debenture loans may be issued in euros or other European currencies at fixed rates which are immediately swapped into U.S. dollar floating rate debt. Management considers that the combination of these issue swaps with the corresponding debenture loans is economically equivalent to a synthetic floating rate debt denominated in U.S. dollars. However, FASB No. 133 requires separate accounting of the issue swaps and associated debt. As these long-term interest rate and foreign exchange swaps, which were entered into for hedging purposes, convert into a debt denominated in U.S. dollars, which is not the functional currency of the Company, they cannot be classified as hedges under FASB No. 133.

      Further, certain other financial derivatives used to manage cash activities and to hedge both foreign currency risk and interest rate risk that also qualify for hedge accounting under French GAAP are marked-to-market under FASB No. 133.

      Changes in fair values of these derivatives in subsequent periods could result in increased volatility in the future results of operations. However, management considers that this increased volatility may not be reflective of the risk of the U.S. dollar financing.

Commodities

      All derivatives on crude oil, refined products and natural gas, related to the Company’s trading activities are marked-to-market with unrealized gains and losses included in the current results of operations in compliance with EITF 98-10. For these derivative instruments, there is no impact of adopting FASB No. 133 on the Company’s results of operations or its financial position.

      The Company has certain long-term commodity contracts which should be marked-to-market in accordance with FASB No. 133 current interpretations. Valuations for these contracts are based on internally developed models which estimate the forward price curve.

      Depending on the outcome of current FASB No. 133 implementation issues, the Company’s results under U.S. GAAP might reflect a higher volatility due to the unforeseeable evolution of the requirements under FASB No. 133.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      However, management again considers that this increased volatility may not be reflective of the risk of the long-term commodity contracts.

Adoption of FASB No. 133

      On a global basis, including both financial derivatives and commodities, the impact of adopting FASB No. 133 as of January 1, 2001 resulted in an increase in pre-tax income of 404 M€ (226 M€ after tax).

      The related charge in the 2001 consolidated statement of income was 273 M€ (114 M€ after tax).

L)  Consolidated Statements of Income Presentation

      Under U.S. GAAP, depreciation and amortization of intangible assets (including goodwill) would have been deducted from operating income.

      Under U.S. GAAP, special items would have been reclassified as follows:

•	restructuring costs: operating charge

•	sales of assets: other income (expense)

      In addition, miscellaneous valuation allowances or reversals included in “Other income (expense)” would have been deducted from or added to operating income as follows:

Net
Amount

Addition (deduction) from operating income
Year ended December 31, 2001	(440)
Year ended December 31, 2000	(794)
Year ended December 31, 1999	31

      Consolidated statements of income presented under U.S. format are included in paragraph N below.

M) Earnings Per Share

      The Company reports earnings per share (“EPS”) using the method described in Note 1.

      Under U.S. GAAP (FASB No. 128, “Earnings per Share”), none of the treasury shares would have been considered as outstanding. Also, the dilutive effect of stock-based awards issued to employees would not be reflected in the basic EPS.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

N) Conversion to U.S. GAAP

(i) Net Income and Shareholders’ Equity

      The following is a summary of the estimated adjustments to net income and shareholders’ equity for the years ended December 31, 2001, 2000 and 1999 which would be required if U.S. GAAP had been applied instead of French GAAP. These U.S. GAAP adjustments are presented net of the portion applicable to minority interest.

	Net income

	For the year ended December 31,

	2001	2000	1999

Amounts per accompanying consolidated financial statements	7,658	6,904	1,520
U.S. GAAP adjustments
Increase (decrease) due to:
Acquisition of Elf and Petrofina	(1,354)	(1,877)	(172)
Reserve for crude oil price changes	(1,379)	844	933
Retiree benefits	—	—	31
Treasury shares	—	—	(34)
Equity securities	(33)	27	(18)
Intangible assets	—	—	(5)
Stock compensation	(3)	(54)	(3)
Derivative instruments and hedging activities	131	—	—
Present value of loans and advances	—	—	(7)
Tax effect of U.S. GAAP adjustments	251	(206)	(44)

Amounts under U.S. GAAP	5,271	5,638	2,201

	Shareholders’ equity

	As of December 31,

	2001	2000	1999

Amounts per accompanying consolidated financial statements	33,932	32,401	27,669
U.S. GAAP adjustments
Increase (decrease) due to:
Acquisition of Elf and Petrofina	39,580	40,048	39,943
Reserve for crude oil price changes	1,169	1,781	937
Retiree benefits	—	—	50
Revaluation	—	—	(49)
Treasury shares	(949)	(491)	(452)
Equity securities	488	287	97
Intangible assets	—	—	(79)
Present value of loans and advances	—	—	(23)
Accrual of loss contingencies	—	—	19
Derivative instruments and hedging activities	131	—	—
Tax effect of U.S. GAAP adjustments	(3,088)	(674)	(183)
Cumulative translation adjustment of U.S. GAAP adjustments	(3)	3	15

Amounts under U.S. GAAP	71,260	73,355	67,944

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

(ii) U.S. GAAP Consolidated Statements of Income

      The consolidated statements of income for the years ended December 31 2001, 2000 and 1999 presented below have been restated to reflect the differences between U.S. GAAP and French GAAP discussed above.

	For the year ended December 31,

	2001	2000	1999

Revenues	105,569	114,557	37,030
Cost of sales	(86,346)	(95,223)	(25,586)
Impairment of long-lived assets	(267)	(514)	—
Other operating expenses	(10,135)	(4,990)	(8,280)

Operating income	8,821	13,830	3,164
Interest expense, net	(93)	(440)	(314)
Dividend income	159	152	76
Dividends on subsidiaries redeemable preferred shares	(19)	(28)	(15)
Other income (expense)	1,142 (a)	(1,394)	128
Income taxes	(5,643)	(6,588)	(853)
Equity in income (loss) of affiliates	852	416	68
Minority interest	(174)	(310)	(53)

Income before cumulative effect of accounting change	5,045	5,638	2,201

Cumulative effect of change in accounting for derivative instruments and hedging activities in a net after-tax amount of 226 M€	226	—	—

Net Income	5,271	5,638	2,201

Basic earnings per share:
Income before cumulative effect of accounting change	7.40	8.07	7.26
Cumulative effect of accounting change, net of tax	0.33	—	—

Net earnings per share — basic	7.73	8.07	7.26

Diluted earnings per share:
Income before cumulative effect of accounting change	7.35	8.00	7.22
Cumulative effect of accounting change, net of tax	0.33	—	—

Net earnings per share — diluted	7.68	8.00	7.22

(a)	Including a 941 M€ pre-tax contingency reserve related to Toulouse — AZF plant explosion in 2001.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

     Shares used in computing earnings per share (number):

	For the year ended December 31,

	2001	2000	1999

Shares outstanding, January 1	740,465,798	350,468,565	244,787,638
Issuance of common shares:
Capital increases	—	1,410,077	—
Stock options and warrants conversion	418,581	402,107	529,755
Acquisition of Petrofina and Elf and subsequent related issuances (Note 12)	—	376,743,155	63,125,863
Treasury shares	(59,315,628)	(30,639,120)	(5,461,860)

Weighted average number of shares-basic	681,568,751	698,384,784	302,981,396
Dilutive effect of stock plans and warrants	4,560,697	6,701,681	1,966,067

Weighted average number of shares-diluted	686,129,448	705,086,465	304,947,463

Earnings per share — Pro Forma Disclosure

      Had compensation cost for the Company’s grants for stock-based compensation plans and transactions been determined consistent with FASB No. 123, the Company’s net income and net income per share would approximate the following pro forma amounts:

	For the year ended December 31,

	2001		2000		1999

	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma

Net income	5,271	5,216	5,638	5,542	2,201	2,189
Basic earnings per share	7.73	7.65	8.07	7.81	7.26	7.22

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for those options granted in 2001, 2000 and 1999.

	2001	2000	1999

Risk-free interest rate (%)	4.5	4.8	3.9
Dividend yield (%)	2.0	1.4	1.6
Expected volatility (%)	28	32	35
Expected life (years)	3.5	4	5
Weighted average fair value of options granted (€)	33.9	44.1	42.8

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

(iii) U.S. GAAP Summarized Consolidated Balance Sheets

      The consolidated balance sheets as of December 31, 2001, 2000 and 1999 presented below have been restated to reflect the differences between U.S. GAAP and French GAAP discussed above:

	As of December 31,

	2001	2000	1999

Assets
Current assets
Cash and cash equivalents	3,654	4,742	2,268
Accounts receivable	13,318	14,221	7,466
Inventories	7,822	9,388	4,454
Assets held for sale	—	434	—
Other current assets	7,263	4,957	2,215

Total currents assets	32,057	33,742	16,403
Property, plant and equipment, net	46,101	42,403	19,036
Intangibles, net	34,443	35,150	8,407
Other non-current assets	15,995	17,939	49,134

Total assets	128,596	129,234	92,980

	As of December 31,

	2001	2000	1999

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	10,034	9,830	5,269
Other liabilities	16,034	15,065	8,360

Total current liabilities	26,068	24,895	13,629
Long-term debt, net of current portion	10,860	11,509	5,888
Other long-term liabilities	19,626	18,791	5,209

Total long term liabilities	30,486	30,300	11,097
Minority interests	782	684	310
Shareholders’ equity:
Common shares	7,059	7,405	7,222
Paid-in surplus	50,018	58,826	55,931
Retained earnings	18,723	11,963	4,957
Accumulated other comprehensive income	1,332	808	286
Treasury shares	(5,872)	(5,647)	(452)

Total shareholders’ equity	71,260	73,355	67,944

Total liabilities and shareholders’ equity	128,596	129,234	92,980

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

(iv) U.S. GAAP Consolidated Statements of Cash Flows

      The main differences between funds flows reported under French GAAP and cash flows that would be reported in a statement of cash flows prepared in accordance with U.S. GAAP only pertain to the year ended December 31, 1999 and concern the PetroFina and Elf acquisitions which have been described above:

	For the Year ended December 31, 1999

	French	PetroFina	Elf
	GAAP	Acquisition	Acquisition	U.S. GAAP

Cash Flows from operating activities	3,395	786		2,609
Cash Flows from investing activities	(3,442)	(572)		(2,870)
Cash Flows from financing activities	817	(354)		1,171
Other	(281)	9		(290)
Cash and Cash equivalents:
• beginning of the year	1,653	131		1,522
• end of the year	3,941	—	1,799	2,142

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

(v) Comprehensive Income

      The Company applies for U.S. GAAP purposes FASB No. 130, “Reporting Comprehensive Income”, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. The Company discloses comprehensive income, which encompasses net income, foreign currency translation adjustments, unrealized gains on losses on the Company’s available-for-sale securities and the minimum pension liability adjustment, in the Consolidated Statement of Shareholders’ Equity.

						Accumulated
						Other		Total
	Comprehensive	Common	Paid in	Retained		Comprehensive	Treasury	Shareholders’
	Income	Shares	Surplus	Earnings		Income	Shares	Equity

As of January 1, 1999		1,866	1,983	6,642		(244)	(575)	9,672
Net income(a)	2,201			2,201				2,201
Other comprehensive income, net of tax:
Unrealized foreign currency translation adjustments	485
Realized foreign currency translation adjustments	16
Unrealized gains on equity securities	107
Gains on equity securities included in net income	(58)
Minimum pension liability adjustment	(20)

Other comprehensive income	530					530		530

Comprehensive income	2,731

Cash dividend				(687)				(687)
Conversion of share capital into euros		582	(582)					—
Acquisition of PetroFina		1,046	9,887					10,933
Acquisition of Elf		3,717	44,608	(3,208	)(b)			45,117
Other issuances of common shares		11	35					46
Transfers and exchanges between companies under common control				(28)				(28)
Stock compensation(a)				3				3
Treasury shares(a)				34			123	157

As of December 31, 1999		7,222	55,931	4,957		286	(452)	67,944

(a)	Stock compensation cost and elimination of gains on treasury shares are reflected in net income above.

(b)	Corresponds to the Company’s common shares held by Elf

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

					Accumulated
					Other		Total
	Comprehensive	Common	Paid in	Retained	Comprehensive	Treasury	Shareholders’
	Income	Shares	Surplus	Earnings	Income	Shares	Equity

As of January 1, 2000		7,222	55,931	4,957	286	(452)	67,944
Net income(a)	5,638			5,638			5,638
Other comprehensive income, net of tax:
Unrealized foreign currency translation adjustments	440
Realized foreign currency translation adjustments	(55)
Unrealized gains on equity securities	126
Gains on equity securities included in net income	(11)
Minimum pension liability adjustment	22

Other comprehensive income	522				522		522

Comprehensive income	6,160

Cash dividend				(1,631)			(1,631)
Acquisition of PetroFina		11	158				169
Acquisition of Elf		147	2,541				2,688
Other issuances of common shares		25	196				221
Transfers and exchanges between companies under common control				(263)			(263)
Stock compensation(a)				54			54
Treasury shares(a)				3,208		(5,195)	(1,987)

As of December 31, 2000		7,405	58,826	11,963	808	(5,647)	73,355

(a)	Stock compensation cost and elimination of gains on treasury shares are reflected in net income above.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

					Accumulated
					Other		Total
	Comprehensive	Common	Paid in	Retained	Comprehensive	Treasury	shareholders’
	income	Shares	surplus	Earnings	income	shares	Equity

As of January 1, 2001		7,405	58,826	11,963	808	(5,647)	73,355
Net income(a)	5,271			5,271			5,271
Other comprehensive income net of tax:
Unrealized foreign currency translation adjustments	679
Realized foreign currency translation adjustments	2
Unrealized gains on equity securities	157
Gains on equity securities included in net income	(23)
Minimum pension liability adjustment	(291)

Other comprehensive income	524				524		524

Comprehensive income	5,795

Cash dividend				(2,278)			(2,278)
Acquisition of Elf and Petrofina		2	(349)	561			214
Other issuances of common shares		5	19				24
Transfers and exchanges between companies under common control				(5)			(5)
Stock compensation(a)				3			3
Treasury shares(a)		(353)	(8,478)	3,208		(225)	(5,848)

As of December 31, 2001		7,059	50,018	18,723	1,332	(5,872)	71,260

(a)	Stock compensation cost and elimination of gains on treasury shares are reflected in net income above.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

Disclosure of Accumulated Other Comprehensive Income Balances

      The components of other comprehensive income (loss) balances are as follows:

	For the Year Ended December 31,

	2001			2000			1999

	Pre-tax	Tax Exp.	Net	Pre-tax	Tax Exp.	Net	Pre-tax	Tax Exp.	Net
	Amount	(Credit)	Amount	Amount	(credit)	Amount	Amount	(credit)	Amount

Foreign currency translation adjustments:
Unrealized foreign currency translation adjustments	1,250	—	1,250	628	(2)	626	169	1	170
Realized foreign currency translation adjustments	2	—	2	(55)	—	(55)	16	—	16

Net foreign currency translation adjustments	1,252	—	1,252	573	(2)	571	185	1	186
Unrealized gain (loss) on equity securities:
Unrealized holding gain (loss)	542	(98)	444	379	(82)	297	263	(33)	230
Reclassification adjustment	(26)	3	(23)	(13)	3	(10)	(60)	2	(58)

Net unrealized gain (loss)	516	(95)	421	366	(79)	287	203	(31)	172
Minimum pension liability adjustment	(487)	146	(341)	(49)	(1)	(50)	(69)	(3)	(72)

Other comprehensive (loss) income	1,281	51	1,332	890	(82)	808	319	(33)	286

O) Additional U.S. GAAP Information

(i) Other U.S. GAAP Requirements

Related parties

      Under U.S. GAAP, information provided in Note 28D would be presented on the face of the consolidated balance sheets and consolidated statements of income.

(ii) Disclosure of Certain Significant Risks and Uncertainties

Nature of operations

      The Company is an integrated oil and gas group and engages in all aspects of the petroleum industry including upstream and downstream operations and the trading of crude oil and petroleum products. The Company is also a significant producer of chemicals products for industrial and consumer use (rubber-based products and specialty chemicals: resins, inks, paints, adhesives).

Estimates

      The preparation of financial statements in conformity with French GAAP requires management to make a certain number of estimates and assumptions which effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

(iii) New U.S. Accounting Standard

Business Combinations — Goodwill and Other Intangible Assets

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (FASB No. 141, “Business Combinations”), and Statement of Financial Accounting Standards No. 142 (FASB No. 142, “Goodwill and Other Intangible Assets”). FASB No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Additionally, it is likely that more intangible assets will be recognized under FASB No. 141 than its predecessor, APB No. 16, although in some instances previously recognized intangibles will be included as part of goodwill. FASB No. 141 requires that upon adoption of FASB No. 142, companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of FASB No. 141.

      Under FASB No. 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Under FASB No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

      FASB No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 is not amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income recognized at that time.

Impact of non-amortization of goodwill and indefinite lived assets

      Had the Company applied FASB No. 142 on January 1, 2001, the Company would not have recorded amortization of 1,660 M€ related to goodwill in its U.S. GAAP reporting.

Impact of impairment of goodwill and indefinite lived intangible assets

      The Company will adopt FASB No. 142 for U.S. reporting purpose on January 1, 2002 and does not anticipate that the adoption of FASB No. 142 will have a material impact on its results of operations, financial position or cash flow, with the exception of the discontinuance of goodwill amortization.

Accounting for Asset Retirement Obligation

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (FASB No. 143, “Accounting for Asset Retirement Obligations”). FASB No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. FASB No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. FASB No. 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

      The Company expects to adopt FASB No. 143 on January 1, 2003 and is currently determining the impact it will have on its results of operations, its financial position or its cash flows.

Accounting for the Impairment or Disposal of Long Lived Assets

      In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (FASB No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of FASB No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. While it supersedes portions of APB Opinion 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. FASB No. 144 also establishes criteria for determining when an asset should be treated as held-for-sale.

      FASB No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of FASB No. 144 are generally to be applied prospectively.

      The Company will adopt FASB No. 144 as of January 1, 2002 and has determined that the adoption will not have a material impact on its results of operations, its financial position or its cash flows.

4.   Business segment and geographical area information

      For the years ended December 31, 2001 and 2000, the financial information for each business segment is reported on the same basis that is used internally. Segments are based on the information from the internal structure as it is defined for directing the policies and the Management and for measuring segment performance.

      Information for each year is reported consistent with the presentation in the annual reports published by the Company for each of these periods. The information for 1999 differs from the new reporting for 2000 and 2001 but corresponds to the organization and scope of the Group, which changed significantly in this year and corresponds to the segment performance indicators used internally by the Company. It would be impractical to restate the presentation of this information.

      The Company’s activities are conducted through three business segments: Upstream, Downstream, and Chemicals.

•	the Upstream segment includes, in addition to the exploration and production of hydrocarbons, the gas, power and other energies activities.

•	the Downstream segment includes trading and shipping activities along with refining and marketing activities.

•	the Chemicals segment involves petrochemicals and polymers, intermediate processing, coating and painting business, and specialties.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      The Corporate segment includes the operating and financial activities of the holding companies as well as healthcare activities (Sanofi-Synthelabo).

      Operating profit and identifiable assets for each segment have been determined prior to the consolidation and intersegment adjustments.

      Sales prices between business segments approximate market prices.

Information by Business Segment

	For the year ended December 31, 2001

	(excluding non-recurring items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Statement of income:
Non-Group sales	14,365	71,373	19,560	20	—	105,318
Intersegment sales	12,572	1,912	406	95	(14,985)	—
Total sales	26,937	73,285	19,966	115	(14,985)	105,318
Depreciation, depletion, and amortization of tangible assets	(2,944)	(948)	(790)	(35)	—	(4,717)
Operating income excluding non-recurring items	9,022	3,004	1,095	(252)	—	12,869
Amortization of intangible assets and acquisition goodwill	(16)	(92)	(217)	(9)	—	(334)
Equity in income (loss) of affiliates	330	204	15	452	—	1,001
Other items in net operating income	441	138	54	107	—	740
Tax on net operating income	(5,125)	(945)	(344)	231	—	(6,183)
Net operating income excluding non-recurring items	4,652	2,309	603	529	—	8,093
Net cost of net debt					—	(366)
Minority interests and dividends on subsidiaries’ redeemable preferred shares	—	—	—	—	—	(209)
Net income excluding non-recurring items	—	—	—	—	—	7,518
ROCE as a percentage	27%	22%	7% *	—	—
Gross expenditures	7,496	1,180	1,611	279	—	10,566
Divestitures at sale price	1,116	1,079	541	4,268	—	7,004
Cash flow from operating activities	8,085	4,374	1,261	(1,417)	—	12,303
Balance sheet as of December 31, 2001
Property, plant, and equipment, net	26,835	7,602	6,547	290	—	41,274
Intangible assets, net	390	538	2,243	25	—	3,196
Investments in equity affiliates	1,523	1,305	230	3,416	—	6,474
Total non-current assets	31,072	10,875	9,996	4,697	—	56,640
Capital employed	20,839	10,995	10,552 **	3,163	—	45,549

*	Excluding amortization of goodwill for an amount of € 145 M.

**	After taking into account a 941 M€ pre-tax contingency reserve related to Toulouse — AZF plant explosion.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

Non-recurring items

      Non-recurring items in the income statement, as defined in Note 1, are as follows:

Non-recurring items of operating income

	For the year ended December 31, 2001

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	(10)	(14)	—	(24)
Asset impairment charges (SFAS No. 121)	—	—	(50)	—	(50)
Gain (loss) on sales of assets	—	—	—	—	—
Other items	—	(18)	—	—	(18)

Total	—	(28)	(64)	—	(92)

Non-recurring items of net income

	For the year ended December 31, 2001

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	(107)	(119)	—	(226)
Asset impairment charges (SFAS No. 121)	—	—	(224)	—	(224)
Gain (loss) on sales of assets	89	17	141	1,153	1,400
Toulouse — AZF plant explosion	—	—	(597)	(3)	(600)
Other items	—	(42)	(136)	(32)	(210)

Total	89	(132)	(935)	1,118	140

      The information presented above reconciles with the consolidated financial statements as follows:

	For the year ended December 31, 2001

		Non	Consolidated
	Analysis	recurring	financial
	by segment	items	statements

Depreciation, depletion and amortization	(4,717)	(64)	(4,781)
Provisions for depreciation of tangible assets (included in operating expenses)	(132)	—	(132)
Amortization of intangible assets (Note 19)	(156)	(2)	(158)
Amortization of acquisition goodwill	(178)	(141)	(319)

Depreciation, depletion, and amortization (cash flow statement)	(5,183)	(207)	(5,390)
Tax on net operating income	(6,183)	154	N/A
Tax resulting of net debt	155	—	N/A

Provision for income taxes	(6,028)	154	(5,874)
Operating income	12,869	(92)	12,777
Minority interest and dividends on subsidiaries’ preferred shares	(209)	24	(185)
Net income	7,518	140	7,658

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

	For the year ended December 31, 2000

	(excluding non-recurring items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Statement of income:
Non-Group sales	11,108	82,531	20,843	75	—	114,557
Intersegment sales	14,969	2,111	403	376	(17,859)	—

Total sales	26,077	84,642	21,246	451	(17,859)	114,557
Depreciation, depletion, and amortization of tangible assets	(2,729)	(988)	(815)	(58)	—	(4,590)
Operating income excluding non-recurring items	10,113	3,144	1,627	(289)	—	14,595
Amortization of intangible assets and acquisition goodwill	(12)	(127)	(161)	(12)	—	(312)
Equity in income (loss) of affiliates	193	156	16	311	—	676
Other items in net operating income	314	22	(62)	295	—	569
Tax on net operating income	(5,767)	(963)	(458)	299	—	(6,889)
Net operating income excluding non-recurring items	4,841	2,232	962	604	—	8,639
Net cost of net debt						(648)
Minority interest and dividends on subsidiaries’ redeemable preferred shares						(354)
Net income excluding non-recurring items						7,637
ROCE as a percentage	29%	19%	10% *	—	—	—
Gross expenditures	5,639	1,163	1,353	184	—	8,339
Divestitures at sale price	820	685	120	1,616	—	3,241
Cash flow from operating activities	8,059	3,145	1,768	417	—	13,389
Balance sheet as of December 31, 2000
Property, plant, and equipment, net	23,463	7,835	6,059	342	—	37,699
Intangible assets, net	53	470	2,359	32	—	2,914
Investments in equity affiliates	878	1,224	234	4,309	—	6,644
Total non-current assets	26,973	11,696	9,553	5,638	—	53,860
Capital employed	17,202	10,664	11,461	4,687	—	44,014

*	Excluding amortization of goodwill for an amount of 143 M€.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

     The information presented above reconciles with the consolidated financial statements as follows:

	For the year ended December 31, 2000

		Non	Consolidated
	Analysis	recurring	financial
	by segment	items	statements

Depreciation, depletion and amortization	(4,590)	(269)	(4,859)
Provisions for depreciation of tangible assets (included in operating expenses)	(145)	—	(145)
Amortization of intangible assets (Note 19)	(135)	(119)	(254)
Amortization of acquisition goodwill	(177)	(126)	(303)

Depreciation, depletion, and amortization (cash flow statement)	(5,047)	(514)	(5,561)
Tax on net operating income	(6,889)	366	N/A
Tax resulting of net debt	201	—	N/A

Provision for income taxes	(6,688)	366	(6,322)
Operating income	14,595	(382)	14,213
Minority interest and dividends on subsidiaries’ preferred shares	354	(22)	332
Net income	7,637	(733)	6,904

	For the year ended December 31, 1999

	(excluding non-recurring items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

TotalFina (excluding Elf)
Statement of income:
Non-Group sales	4,092	29,263	8,772	51	—	42,178
Intersegment sales	3,784	628	162	335	(4,909)	—

Total sales	7,876	29,891	8,934	386	(4,909)	42,178
Operating income	1,838	461	604	(99)	—	2,804
Equity in income (loss) of affiliates	28	13	3	17	—	61
Depreciation, depletion and amortization	(1,103)	(753)	(351)	(28)	—	(2,235)
Additional depreciation on tangible assets (included in operating expenses)	(31)	(2)	—	—	—	(33)
Amortization of intangible assets	(4)	(42)	(8)	(15)	—	(69)
Amortization of acquisition goodwill	(1)	(26)	(83)	—	—	(110)

Depreciation, depletion and amortization charged to income	(1,139)	(823)	(442)	(43)	—	(2,447)

Special items (net of taxes)	(37)	(126)	(14)	—	—	(177)
Interest income	24	57	16	154	—	251
Interest expense	(126)	(126)	(126)	(338)	—	(716)
Income tax (expense) credit	(828)	(18)	(103)	106	—	(843)
Intangible assets and property, plant and equipment	10,344	5,259	4,216	232	—	20,051
Gross expenditures	2,708	837	1,082	323	—	4,950
Equity affiliates: investments	468	168	24	400	—	1,060

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

Information by Geographical Area

	For the year ended December 31, 2001

					Far East
		Rest of	North		and rest of
	France	Europe	America	Africa	the world	Total

Non-Group sales	22,053	36,520	8,885	4,276	33,584	105,318
Intangible assets and property, plant, and equipment, net	4,798	16,639	5,144	8,409	9,480	44,470
Gross expenditures	1,415	2,524	1,178	2,094	3,355	10,566

	For the year ended December 31, 2000

					Far East
		Rest of	North		and rest of
	France	Europe	America	Africa	the world	Total

Non-Group sales	25,858	35,911	10,389	4,121	38,278	114,557
Intangible assets and property, plant, and equipment, net	5,020	16,406	4,844	7,361	6,982	40,613
Gross expenditures	1,089	2,151	1,022	1,562	2,515	8,339

	For the year ended December 31, 1999 (TotalFina)

					Far East
		Rest of	North		and rest of
	France	Europe	America	Africa	the world	Total

Non-Group sales	8,498	14,751	5,485	2,014	11,430	42,178
Intangible assets and property, plant, and equipment, net	2,026	8,462	2,743	1,790	5,030	20,051
Gross expenditures	580	1,603	579	449	1,739	4,950

5.   Intangible assets

	As of December 31,

	2001			2000

		Accumulated
	Cost	Amortization	Net	Net

Acquisition Goodwill	4,046	(1,619)	2,427	2,290
Other Intangibles	2,422	(1,653)	769	624

Total intangible assets(1)	6,468	(3,272)	3,196	2,914

(1)	As of December 31, 2000, aggregate cost and accumulated amortization amounted to 6,139 M€ and 3,225 M€, respectively.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

6.   Property, plant and equipment

	As of December 31,

	2001			2000

		Accumulated
	Cost	amortization	Net	Net

Upstream properties
Proved properties	54,502	(34,562)	19,940	17,009
Unproved properties	1,283	(733)	550	513
Work in-progress	5,388	(87)	5,301	5,942

Total upstream properties	61,173	(35,382)	25,791	23,464

Other Property, Plant, and Equipment
Land	1,731	(319)	1,412	1,367
Machinery, plant, and equipment (including transportation equipment)	21,258	(14,268)	6,990	6,339
Buildings	5,841	(3,219)	2,622	2,741
Construction in progress	1,820	—	1,820	1,369
Other	7,477	(4,838)	2,639	2,419

Total other property, plant, and equipment	38,127	(22,644)	15,483	14,235

Total property, plant, and equipment(1)	99,300	(58,026)	41,274	37,699

(1)	As of December 31, 2000 aggregate cost and accumulated depreciation, depletion and amortization amounted to 90,976 M€ and 53,277 M€, respectively.

     Property, plant and equipment presented above include the following amounts for facilities and equipment leases that have been capitalized:

	As of December 31,

	2001			2000

		Accumulated
	Cost	amortization	Net	Net

Machinery, plant, and equipment	486	(132)	354	390
Buildings	60	(30)	30	76
Construction in progress	41	(11)	30	—

Total	587	(173)	414	466

      Amortization expense of capital lease assets amounted to 34 M€ in 2001 and 30 M€ euros in 2000.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

7.   Equity affiliates: investments and loans

	As of December 31,				For the year ended December 31,

	2001	2000	2001	2000	2001	2000	1999

					Equity in	Equity in	Equity in
	%	%	Equity	Equity	Income/	Income/	Income/
	owned	owned	value	value	(loss)	(loss)	(loss)

Sanofi Synthelabo	26.07%	32.73%	3,415	3,897	426	289	—
Cepsa	45.28%	45.28%	1,187	1,057	190	154	—
Cogema	—	14.52%	—	404	30	26	32
NLNG	15.00%	15.00%	283	178	81	14	—
Bonny Gaz Transport	15.00%	15.00%	73	56	13	40	—
Qatargas	10.00%	10.00%	141	140	44	64	14
Ocensa	15.20%	15.20%	113	108	—	—	(2)
CFMH	45.00%	45.00%	124	107	40	21	6
Gas Invest SA	27.23%	—	149	—	10	—	—
Gasoducto Gasandes Argentina	56.50%	—	84	—	3	—	—
Piedra del Aguila	59.00%	—	83	—	—	—	—
Humber Power Ltd.	40.00%	—	39	—	19	—	—
Gisco	10.00%	10.00%	72	100	23	7	2
Abu Dhabi Gas Ind. Ltd.	15.00%	15.00%	72	68	—	—	—
Other	N/A	N/A	639	529	122	61	9

Total Investments	—	—	6,474	6,644	1,001	676	61
Loans to equity affiliates	—	—	1,118	1,108	—	—	—

Total investments and loans	—	—	7,592	7,752	—	—	—

      The group’s share in Cepsa’s and Sanofi-Synthélabo’s market value amounted to 1,526 M€ and 15,119 M€ as of December 31, 2001, respectively.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

8.   Other investments

	As of December 31,

	2001			2000

		Valuation
	Cost	allowance	Net	Net

Publicly traded equity securities
Ultramar Diamond Shamrock	—	—	—	251
BNP-Paribas	277	—	277	235
Banco Santander Central Hispano (BSCH)	93	(43)	50	50
Areva	69	—	69	—
Other	141	—	141	99

Total publicly traded equity securities	580	(43)	537	635

Market value of publicly traded equity securities			989	1,173
Other equity securities
BBPP	75	—	75	75
Wepec	45	—	45	45
Oman LNG LLC	20	—	20	23
Gasandes Argentina	—	—	—	25
Other	1,528	(669)	859	911

Total other equity securities(1)	1,668	(669)	999	1,079

Total other investments(2)	2,248	(712)	1,536	1,714

(1)	Investments in subsidiaries excluded from consolidation after considering their materiality to the Company’s operations account for 419 M€ and 300 M€ as of December 31, 2001 and 2000 respectively.

(2)	As of December 31, 2000, the aggregate cost of other investments and valuation allowances amounted to 2,452 M€ and 738 M€, respectively.

     The variation during 2001 of the publicly traded equity securities is primarily caused by the sales of Ultramar Diamond Shamrock shares.

9.   Other non-current assets

	As of December 31,

	2001			2000

		Valuation
	Cost	allowance	Net	Net

Deferred income tax assets	917	—	917	1,173
Loans and advances(1)	2,130	(980)	1,150	1,520
Other	983	(8)	975	1,088

Total(2)	4,030	(988)	3,042	3,781

(1)	Excluding loans to equity affiliates (Note 7).

(2)	As of December 31, 2000, the aggregate cost of other investments and valuation allowances amounted to 4,339 M€ and 558 M€, respectively.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

10. Inventories

      Inventories are valued at either the historical cost or the market value, whichever is lower. The basis of the inventory is determined using methods which reduce or eliminate the effects of price fluctuations of inventories in the income statement.

      Beginning in 2001, the reserve for crude oil price changes is deducted from the gross value of inventory as opposed to its prior classification as long-term liability. This change in presentation has no impact on the income statement or on the shareholders’ equity.

	As of December 31,

	2001	2000

Crude oil and natural gas	1,632	2,297
Refined products and products in process	2,741	3,635
Chemical products	2,918	3,000
Supplies and other inventories	531	468

Total under FIFO (First in First out) method	7,822	9,400
Reserve for crude oil price changes and for LIFO adjustment	(1,200)	(2,589)

Net value in the assets (balance sheet position)	6,622	6,811

11. Accounts receivable, prepaid expenses and other current assets

	As of December 31,

	2001			2000

		Valuation
	Cost	allowance	Net	Net

Accounts receivable(1)	14,055	(558)	13,497	14,307

Prepaid expenses and other current assets
Operating receivables	1,836	—	1,836	1,456
Receivable from states (taxes)	2,007	—	2,007	932
Deferred tax assets, short-term	245	—	245	210
Prepaid expenses	543	—	543	378
Other current assets	2,688	(56)	2,632	1,979

Total	7,319	(56)	7,263	4,955

(1)	As of December 31, 2000, the aggregate cost and valuation allowances amounted to 14,853 M€ and 546 M€, respectively.

12. Shareholder’s equity

Common Shares

Description

      The Company’s common shares, par value of € 10, are the only class of shares. Shares may be held in either bearer or registered form. Holders of the Company’s shares have a preemptive right to subscribe for additional shares issued by the Company on a pro rata basis according to their respective holding of shares.

      Each registered Share that is fully paid and registered in the name of the same shareholder for at least two years is granted a double voting right after such two-year period. Upon capital increase by reclassification

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

of retained earnings or additional paid-in surplus, profits or issuance premiums, a double voting right is granted to each registered Share allocated to a shareholder in consideration of Shares which already carry double voting rights. The double voting right is automatically canceled when the Share is converted into a bearer share or when the Share is transferred.

      Under the Company’s statuts, the voting rights exercisable by a shareholder, directly, indirectly or by proxy, at any shareholders’ meeting are limited to 10% of the total number of voting rights attached to the Shares on the date of such shareholders’ meeting. This 10% limitation may be increased by taking into account double voting rights held directly or indirectly by the shareholder or by proxy, provided that the voting rights exercisable by a shareholder at any shareholders’ meeting may never exceed 20% of the total number of voting rights attached to the Shares.

      These limitations on voting terminate automatically if any shareholder or group of shareholders acting in concert holds at least two-thirds of the Shares as a result of a tender offer for 100% of the Shares.

Number of
Common shares

Authorized Capital
As of December 31, 1998	659,874,027
Increase in authorized shares	138,444,379

As of December 31, 1999	798,318,406
Increase in authorized shares	373,968,100

As of December 31, 2000	1,172,286,506
Decrease in authorized shares	(44,016,970)

As of December 31, 2001	1,128,269,536

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

Number of
TotalFinaElf
Common Shares

Shares issued and outstanding
As of January 1, 1999	244,787,638
Shares issued in connection with:
Initial contribution of 41% of PetroFina capital	43,263,855
Public Exchange Offer for PetroFina — 1st stage	56,322,477
Public Exchange Offer for PetroFina — 2nd stage	4,671,864
Public Exchange Offer for PetroFina — 3rd stage	361,602
Public Exchange Offer for Elf Aquitaine	371,735,114
Exercise of share subscription options	1,059,185
Conversion of Petrofina US warrants	1,944

As of December 31, 1999	722,203,679
Shares issued in connection with:
Capital increase reserved for employees	1,977,193
Offer to bearers of PetroFina employee warrants	129,762
Public Exchange Offer for PetroFina	913,185
Exchange Offer for Elf Aquitaine	14,437,768
Exercise of share subscription options	552,255
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	248,881
Conversion of Petrofina US warrants	3,075

As of December 31, 2000	740,465,798
Shares issued in connection with:
Exercise of share subscription options	506,249
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	327,617
Conversion of PetroFina US warrants	3,295
Cancellation of shares(1)	(35,368,000)

As of December 31, 2001(2)	705,934,959

(1)	Decided by the Board of Directors on November 20, 2001

(2)	Including 37,349,899 treasury shares deducted from shareholders’ equity.

Capital increase reserved for company employees

      At the Ordinary and Extraordinary Shareholders’ Meeting held on May 13, 1998, the shareholders authorized, for a maximum five-year period, the Board of Directors to increase the capital of the Company by an amount not exceeding 3% of the share capital at the date of issue of the new shares, reserving subscriptions to such increase for company employees.

      Pursuant to this authorization, the Board of Directors, during its November 15, 1999 meeting, implemented a first capital increase reserved for employees within the limit of 3.5 million shares at a price of € 98. These shares were entitled to the dividends paid for the 1999 fiscal year. The total number of subscribed shares for the year ended December 31, 2000 was 1,977,193 shares.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      Pursuant to this same authorization, the Board of Directors, during its November 20, 2001 meeting, implemented a second capital increase reserved for employees within the limit of 6 million shares at a price of € 122.7. These shares are entitled to the dividends paid for the 2001 fiscal year. The subscription period has been opened from December 17, 2001 to February 15, 2002.

Specific rights of the French State in the share capital of Elf Aquitaine

      The share capital of Elf Aquitaine includes a specific share providing specific rights to the French Republic, following the conversion of a common share decided by the decree dated December 13, 1993. This decree provides in particular for a right of approval in case a party or a group of parties are increasing their ownership of capital or voting rights above defined thresholds. The authorization by the French State to the business combination of Totalfina and Elf Aquitaine provided on July 16, 1999 mentions that this authorization shall be renewed under certain circumstances, in particular if TotalFinalElf’s control changes. The European Court of Justice found, in June 2002, that in its current form the specific share is contrary to European Community law.

Share cancellation

      Pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 11, 1999, the Board of Directors decided on November 20, 2001 to cancel 35,368,000 shares. These shares were acquired at an average price of € 158.99 per share between September 18, 2000 and September 30, 2001 pursuant to the management of shareholders’ equity.

Shares held by the parent company, Total Fina Elf S.A.

      As of December 31, 2001, Total Fina Elf S.A. held 20,457,780 of its own shares, representing 2.90% of its share capital, detailed as follows:

•	7,684,780 shares allocated to covering share purchase option plans for Company employees; these shares are recorded as short-term investments and maintained within the total assets;

•	12,773,000 shares purchased in the last quarter 2001 pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 17, 2001 and that are deducted from the consolidated shareholders’ equity.

Shares held by the subsidiaries

      As of December 31, 2001, Total Fina Elf S.A. held indirectly through its subsidiaries 25,082,217 of its own shares, representing 3.55% of its share capital, detailed as follows:

•	505,318 shares held by a consolidated subsidiary, Total Nucléaire, indirectly controlled by Total Fina Elf S.A. These shares were initially acquired in order to realize short-term cash investments and are recorded in short-term investments in the consolidated financial statements;

•	24,576,899 shares held by subsidiaries of Elf Aquitaine, Financière Valorgest, Sogapar and Fingestval (according to the agreement entered into on September 12, 1999 between Totalfina and Elf Aquitaine, Elf Aquitaine committed on behalf of these subsidiaries to tender to the public exchange offer initiated by Totalfina the 3,798,000, 702,000 and 12,315,760 Elf Aquitaine shares respectively owned by these subsidiaries at that date; consequently, these subsidiaries received respectively 5,550,926, 1,026,000 and 17,999,973 TotalFinaElf shares). These shares were deducted from the consolidated shareholders’ equity.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

TotalFinaElf US warrants

      As remuneration for the merger operation on August 5, 1998 between PetroFina and Fina Inc., 4,451,060 PetroFina US warrants were issued. These warrants gave the right to subscribe to PetroFina ADSs, according to the exchange ratio of 9 PetroFina ADSs for 10 PetroFina US warrants at an exercise price of USD 42.25 by PetroFina ADS. Within the context of the public exchange offer for PetroFina shares made in the United States in 1999, TotalFinaElf had proposed to tender and exchange 100 PetroFina US warrants for 81 TotalFinaElf US warrants to be issued, each TotalFinaElf US warrant giving the right to buy one TotalFinaElf ADS at a price of USD 46.94 per ADS. 4,140,500 PetroFina US warrants were tendered to the offer and exchanged for 3,353,805 newly created TotalFinaElf US warrants.

      On November 8, 2000, Total Fina Elf S.A. and PetroFina established that completion of the public exchange offer for PetroFina taking place from October 10, 2000 to November 7, 2000 together with the restructuring of PetroFina’s activities carried out following the initial public exchange offer resulted in a “Combination” as stipulated in Article 12 of PetroFina’s Warrant Agreement. Consequently, on that same date, the 290,882 PetroFina US warrants not already held by the Company, were automatically tendered and exchanged for 235,614 TotalFinaElf warrants. Following this “Combination”, TotalFinaElf now holds all of the PetroFina US warrants, i.e. 4,431,382 warrants, which if exercised, give the right to create 398,824 new PetroFina shares.

      Out of the 3,579,381 outstanding TotalFinaElf warrants as of December 31, 2000, 6,590 warrants were exercised in 2001. Thus, as of December 31, 2001, 3,572,791 TotalFinaElf US warrants were outstanding, giving entitlement to a subscription right for 3,572,791 TotalFinaElf ADSs, i.e. 1,786,395 TotalFinaElf shares.

Paid-In Surplus

      In accordance with French law, the paid-in surplus corresponds to share premiums of the parent company which can be capitalized or used to offset losses if the legal reserve has reached its minimum required level. The amount of the paid-in surplus may also be distributed subject to taxation unless the unrestricted reserves of the parent company are distributed prior to or simultaneously with this item.

      As of December 31, 2001 paid-in surplus amounted to 47,517 M€.

Reserves

      Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the capital par value. This reserve cannot be distributed to the shareholders other than in liquidation but can be used to offset losses.

      If wholly distributed, the unrestricted reserves of the parent company would be taxed for approximately 63 M€ as of December 31, 2001.

      The individual financial statements of consolidated subsidiaries and equity affiliates include reserves which are legally restricted as to disposal. Based upon the Company’s ownership percentages, these amounted to 17,360 M€ as of December 31, 2001.

13. Subsidiaries’ redeemable preferred shares

      These non-voting shares were issued by three North American subsidiaries:

•	American Holding, Inc. (TAH), (USA).

•	TOTAL Energy Resources Finance, Inc. (TERFIN), (USA).

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

•	TOTAL Energy Capital, Inc. (TECI), (USA).

      TERFIN, TECI, and TAH, wholly-owned subsidiaries of Total America Inc. (a wholly owned subsidiary), have been established for the purpose of issuing USD 500 million of Auction Preferred Stock (APS). Proceeds from the issuance of APS were loaned to Total America Inc. and certain of its subsidiaries (the borrowing subsidiaries).

      The shares of APS are adjustable rate securities with dividend rates set at auction every 49 days except for TAH who has the option of altering the dividend period. Dividends are cumulative from the date of issue and are payable every 49 days in arrears. The effective dividend rates of the APS were 3.1% in 2001 and 4.8% in 2000, respectively.

      The shares may be redeemed at the option of TERFIN, TECI and TAH at their liquidation preference (USD 100 million for the TERFIN APS, USD 150 million for the TECI APS and USD 250 million for TAH APS) plus accumulated and unpaid dividends. The shares become mandatorily redeemable if certain required coverages are not met, if dividends paid are not eligible for the dividend exclusion deduction under United States tax law or if TECI must register as an investment company under the Investment Company Act of 1940, as amended.

      During any period that accumulated dividends payable are unpaid or that TERFIN, TECI and TAH have not redeemed shares when required, holders of a majority of the preferred shares, voting as a single class, can elect a majority of the board of directors of the respective companies.

      Total America Inc. and the borrowing subsidiaries executed promissory notes payable to TERFIN, TECI and TAH which are secured by a guarantee from the parent company. The assets of TERFIN, TECI and TAH are not available to satisfy claims of the creditors of the Company and its affiliates while shares of APS are outstanding.

      In June 1999, TAH issued 900 shares of Series A, 800 shares of Series B and 800 shares of Series C flexible money market cumulative preferred stock (MMPS) at a price of USD 100,000 per share for a total of USD 250,000,000. The holders of the MMPS have no voting rights, except during any period that accumulated dividends payable are unpaid or that TAH has not redeemed the MMPS when required. In addition, holders of two-thirds of the MMPS must approve certain corporate acts, such as a merger or liquidation.

      The balances at the end of periods were as follows:

	As of December 31,

	2001		2000

	In millions of		In millions of
	local currency	€ M	local currency	€ M

TERFIN	USD 100	113	USD 100	107
TECI	USD 150	170	USD 150	161
TAH	USD 250	284	USD 250	269

Total		567		537

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      Changes in subsidiaries’ redeemable preferred shares:

As of December 31, 1999	597
Repayment	(108)
Foreign currency translation effect	48

As of December 31, 2000	537
Repayment	—
Foreign currency translation effect	30

As of December 31, 2001	567

      In 2000, the Elf Aquitaine Capital and Elf Aquitaine Investment subsidiaries repaid the equivalent of 108 M€.

      In 2001, no issuance or reimbursement of redeemable preferred shares took place.

      The total amount paid in respect of these redeemable preferred shares progressively decreased over the years as a result of a partial or full repayment of the blocks previously issued (15 M€ in 1999, 28 M€ in 2000, and 19 M€ in 2001).

14. Employee benefits

      Employee benefits consist of the following:

	As of December 31,

	2001	2000

Pension benefits	2,227	2,216
Other benefits	641	628
Restructuring reserves	487	875

Total	3,355	3,719

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

Pension benefits and other benefits

      The funded status of defined benefit pension plans and plans for benefits other than pensions is as follows:

	Pension Benefits			Other Benefits

	Year ended			Year ended
	December 31,			December 31,

	2001	2000		2001	2000

Change in Benefit Obligation
Benefit obligation at beginning of year	6,244	2,678		573	137
Acquisitions	—	3,113		—	409
Service cost	141	101		4	9
Interest cost	383	345		37	36
Plan participants’ contributions	14	12		—	—
Benefits paid	(396)	(240)		(37)	(49)
Actuarial loss (gain)	593	155		(6)	9
Foreign currency translation and other	368	80		46	22

Benefit obligation at end of year	7,347	6,244		617	573
Change in Fair Value of Plan Assets
Fair value of plan assets at beginning of year	(5,116)	(2,540)		—	—
Acquisition	—	(1,450)		—	—
Actual return on plan assets	342	(319)		—	—
Plan participants’ contributions	(14)	(12)		—	—
Company contributions	(544)	(797	)(1)	— (1)	—
Benefits paid	268	99		—	—
Foreign currency translation and other	(453)	(97)		—	—

Fair value of plan assets at end of year	(5,517)	(5,116)		—	—
Funded status of the plan	1,830	1,128		617	573
Deferred items	(1,002)	191		24	55
Minimum Liability Adjustment (MLA)(2)	522	50		—	—

Net amount recognized	1,350	1,369		641	628

Pension benefit liability	2,227	2,216		641	628
Prepaid benefit cost	(877)	(847)		—	—

(1)	The Company covered at the end of 2001 and 2000 certain employee pension benefit plans through insurance companies for amounts of 473 M€ and 794 M€, respectively.

(2)	Adjustment according to US GAAP, equal to the difference between the Accumulated Benefit obligation and the fair value of plan assets.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

     The weighted average assumptions were as follows:

	Pension benefits			Other benefits

	Year ended December 31,			Year ended December 31,

	2001	2000	1999	2001	2000	1999

Interest rate	5.91%	5.82%	6.00%	6.41%	5.94%	6.00%
Average rate of salary increase	3.74%	3.51%	3.00%	—	—	3.50%
Rate of expected return on plan assets	7.38%	8.04%	8.40%	—	—	—
Rate of increase in healthcare costs
Opening rate	—	—	—	5.71%	4.55%	—
Closing rate	—	—	—	3.88%	5.27%	—

Components of net periodic benefit cost

	Pension benefits			Other benefits

	Year ended December 31,			Year ended December 31,

	2001	2000	1999	2001	2000	1999

Service cost	141	101	75	4	9	4
Interest cost	383	345	122	37	36	8
Expected return on plan assets	(376)	(319)	(155)	—	—	—
Amortization of deferred items	56	(173)	23	2	(3)	—

Net periodic benefit cost	204	(46)	65	43	42	12

      A positive or negative change of 1% in the growth rate of healthcare costs would have approximately the following impact:

	1% point	1% point
	increase	decrease

Effect on benefit obligation	48	(42)
Effect on total of service and interest cost components	4	(3)

      The pension plans for which the benefit obligation without taking into account salary increases is higher than the market value of plan assets are detailed as follows:

	As of December 31,

	2001	2000

Accumulated Benefit Obligation	4,049	2,949
Projected Benefit Obligation	4,303	3,290
Fair value of plan assets	(1,629)	(1,335)

Restructuring provisions

      In 2000, the Company offered its employees, mainly in the Upstream and Downstream segments in France, a voluntary early retirement plan. It recorded a reserve for restructuring of 384 M€. In 2001, a portion of these voluntary early retirement plans were covered through insurance companies for an amount of 232 M€.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

15. Other long-term liabilities

	As of December 31,

	2001	2000

Litigation and accrued penalty claims	335	197
Major refinery turnarounds	417	279
Site restoration and environmental contingencies	2,656	2,378
Other long-term liabilities	2,425	1,631
Deposits received	260	397

Total	6,093	4,882

16. Debt

A)  Long-term Debt

	As of December 31,

	2001			2000

	Secured	Unsecured	Total	Secured	Unsecured	Total

Debenture loans(1)	—	7,219	7,219	8	7,239	7,247
Capital lease obligations	375	—	375	424	—	424
Banks and other:
Fixed rate	135	327	462	56	349	405
Floating rate	96	3,013	3,109	77	3,356	3,433

Total	606	10,559	11,165	565	10,944	11,509

(1)	Including comparable loans from the parent company issued prior to December 31, 1998.

     Debenture loans can be detailed as follows (1):

	As of December 31,

	2001	2000

Parent company(2)
8 1/2% Bonds 1991-2001 (DEM 200 million)	—	136
7 1/8% Bonds 1991-2001 (CHF 100 million)	—	77
8 1/4% Bonds 1992-2002 (DEM 300 million)	205	194
8 1/5% Bonds 1995-2005 (FRF 500 million)	110	104
7.62% Single Coupon Bonds 1995-2005 (FRF 950 million)	210	199
7 1/2% Bonds 1995-2005 (FRF 400 million)	88	84
6.90% Bonds 1996-2006 (FRF 990 million)	223	211
6.75% Bonds 1996-2008 (FRF 950 million)	208	197
6.75% Bonds 1996-2008 (FRF 800 million)	179	170
6.75% Bonds 1996-2008 (FRF 700 million)	153	145
5.03% Bonds 1997-2007 (FRF 620 million)	112	106
6.80% Bonds 1997-2007 (ESP 12 billion)	93	89
6.20% Bonds 1997-2009 (FRF 900 million)	196	186
6.875% Bonds 1997-2004 (USD 300 million)	340	322
5.25% Bonds 1997-2003 (DEM 250 million)	165	156

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

	As of December 31,

	2001	2000

2.25% Bonds 1998-2003 (CHF 200 million)	152	144
6% Bonds 1998-2003 (GRD 10 billion)(3)	37	35
Pibor 3-month +0.38% Bonds 1998-2008 (FRF 230 million)	43	41
5.125% Bonds 1998-2009 (FRF 1 billion)	188	178
5% Bonds 1998-2013 (FRF 1 billion)	189	179
3.875% Bonds 1999-2006 (EUR 300 million)	368	348
3.25% Bonds 1999-2005 (CHF 200 million)	149	141
2.25% Bonds 2000-2003 (CHF 150 million)	107	102
3.5% Bonds 2000-2006 (CHF 200 million)	143	135
6.875% Bonds 2000-2005 (GBP 150 million)	272	258
4% Bonds 2000-2004 (CHF 200 million)	134	127
5.375% Bonds 2000-2005 (EUR 250 million)	258	244
4% Bonds 2000-2004 (CHF 100 million)	70	66
4% Bonds 2000-2004 (CHF 150 million)	105	99
3.25% Bonds 2000-2005 (CHF 100 million)	69	65
5.75% Bonds 2000-2005 (EUR 500 million)	492	466
5.65% Bonds 2000-2010 (EUR 100 million)	100	95
7% Bonds 2000-2005 (USD 500 million)	567	537
5.625% Bonds 2000-2004 (EUR 100 million)	102	97
Short-term portion (less than one year)	(205)	(214)

Total parent company	5,622	5,519

Elf Aquitaine
8% Bonds 1991-2001 (USD 300 million)	—	178
8.5% Bonds 1992-2002 (FRF 1 billion)	147	147
7.125% Bonds 1993-2003 (FRF 1 billion)	151	150
4.125% Bonds 1993-2001 (CHF 125 million)	—	89
7% Bonds 1994-2004 (FRF 1.5 billion)	247	242
4.5% Bonds 1999-2009 (EUR 1 billion)	1,000	1,000
2.25% Bonds 1999-2004 (CHF 250 million)	191	181
Short-term portion (less than one year)	(147)	(267)

Total Elf Aquitaine	1,589	1,720

Other consolidated subsidiaries	8	8

Total	7,219	7,247

(1)	Only comparable loans from the parent company issued prior to December 31, 1998 are included.

(2)	These loans are converted into US dollar floating rate debt by issuance of individual hedging currency swaps.

(3)	These bonds changed from the ATHIMID 3-month — 0.9% rate to 6% beginning in July 2000.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

Loan repayment schedule (excluding short-term portion)

	As of December 31,

	2001	%	2000		%

2002	—	—	952		8
2003	1,257	11	1,130		10
2004	2,091	19	2,181		19
2005	2,601	23	2,700		23
2006	1,317	12	4,546	(a)	40
2007 and after	3,899	35	—		—

Total	11,165	100	11,509		100

(a)	2006 and after

Analysis by currency and interest rate

      These analyses take into account interest rate and foreign currency swap operations which hedge long-term debts.

	As of December 31,

	2001	%	2000	%

US dollar	7,582	68	7,413	64
Pound sterling	1,406	12	1,805	16
Euro	2,121	19	2,206	19
Norwegian Crown	—	—	15	0
Other currencies	56	1	70	1

Total	11,165	100	11,509	100

	As of December 31,

	2001	%	2000	%

Fixed rates	820	7	798	7
Floating rates	10,345	93	10,711	93

Total	11,165	100	11,509	100

      As of December 31, 2001, the Company had an amount of USD 7,543 million of long-term lines of credit, of which USD 6,303 million were not used. These facilities are primarily contracted with international banks for periods initially extending up to thirteen years (with an average maturity of approximately 5 years). Interest on borrowings under these agreements is based on prevailing money market rates. In addition, the credit lines are subject to various commitment fees on the unused portions.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

B)  Short-term borrowings and bank overdrafts

	As of December 31,

	2001	2000

Current portion of long-term loans	848	1,192
Short-term financial debt	1,671	1,644
Bank overdrafts	1,046	1,217

Total	3,565	4,053

      Short-term borrowings consist mainly of commercial papers or treasury bills or draws on bank loans. These instruments bear interest at rates which are close to market rates.

17. Other creditors and accrued liabilities

	As of December 31,

	2001	2000

Advances from customers (including advances from related parties)	1,468	1,338
Accruals and deferred income	417	369
Payable to states (including taxes and duties)	5,772	5,423
Payroll	914	991
Other	3,899	3,093

Total	12,470	11,214

18. Interest expense, net

	Year ended December 31,

	2001	2000	1999

Interest income	714	741	251
Interest expense	(1,157)	(1,455)	(716)

Sub-total	(443)	(714)	(465)
Amounts capitalized	259	274	87

Interest expense, net	(184)	(440)	(378)

19. Other income (expense)

	For the year ended
	December 31,

	2001	2000	1999

Foreign exchange gains (losses)	16	(9)	25
Gains and losses on sales of assets	1,738	534	178
Amortization of intangible assets	(158)	(254)	(69)
Contingency reserve for Toulouse — AZF plant explosion	(941)	N/A	N/A
Other	(372)	(1,011)	13
Special items	—	—	(177)

Total	283	(740)	(30)

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      For 2001, the “other” heading is composed primarily of social plans liabilities and early retirement plans for 199 M€ and of environmental reserves for 115 M€.

      For 2000, the “other” heading is composed of restructuring costs and early retirement plans for an amount of 773 M€ and the cost of Erika wreckage for an amount of 160 M€.

      Until 1999, the Company applied both “special items” as defined in accounting terminology and the reporting of non-recurring items.

      For 1999, in order to improve the clarity of the communication, the “special items, net” disclosure has been regrouped with the detail of the “other income/ expense”. Disclosure of “special items, net” is no longer used by the Group since 2000.

20. Income taxes

      Since 1966, Total and Elf have been taxed in accordance with consolidated income tax treatment approved by the French Ministry of Finance. At the end of 1999, Elf became part of the same tax consolidated group as TotalFina in accordance with the principles of continuity and neutrality of this tax treatment. TotalFinaElf has tax authority approval to benefit from this consolidated income tax treatment until December 31, 2001. The renewal of the agreement has been requested by the Group for the period 2002-2004.

      A valuation allowance is recorded to reduce deferred tax assets to the net amount which is more likely than not to be realized, based on all available evidence. French income and foreign withholding taxes are not provided for the temporary differences between to the financial statement carrying amount and tax bases of investments in foreign subsidiaries which are considered to be permanent investments. Undistributed earnings of foreign subsidiaries considered to be reinvested indefinitely amounted to 21,500 M€ as of December 31, 2001. The determination of the tax effect relating to such reinvested income is not practicable.

      In addition, no provision for income taxes has been made for approximately 6,587 M€ of unremitted earnings of the Company’s French subsidiaries in that:

•	the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares,

•	the income tax which would be paid upon distribution of the undistributed earnings of 95% or less owned subsidiaries and equity investees could be offset by foreign tax credits in the consolidated tax agreement and reimbursed to the Company.

      Income tax is detailed as follows:

	For the year ended December 31,

	2001	2000	1999

Current income taxes	(5,690)	(5,350)	(717)
Deferred income taxes	(184)	(972)	(51)

Provision for income taxes (including special items)	(5,874)	(6,322)	(768)
Tax impact of special items	—	—	(75)

Provision for income taxes (excluding special items)	(5,874)	(6,322)	(843)

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      The components of deferred tax balances as of December 31, 2001 and 2000 are as follows:

	As of December 31,

	2001	2000

Net operating losses and tax credit carryforwards	343	545
Employee benefits	932	1,096
Other temporarily non-deductible provisions	2,048	1,470

Gross deferred tax assets	3,323	3,111
Valuation allowance	(204)	(440)

Net deferred tax assets	3,119	2,671
Excess tax over book depreciation	(6,196)	(3,997)
Other temporary tax deductions	(2,282)	(3,514)

Gross deferred tax liability	(8,478)	(7,511)

Net deferred tax liabilities	(5,359)	(4,840)

      Deferred taxes are presented as follows:

	As of December 31,

	2001	2000

Non-current deferred tax assets	917	1,173
Current deferred tax assets	245	209
Deferred tax liabilities	(6,521)	(6,222)

Net	(5,359)	(4,840)

      Components of deferred tax assets and liabilities are offset when they are related to the same fiscal entity.

Reconciliation between provision for income taxes and pre-tax income

	For the year ended December 31,

	2001	2000	1999

Net income	7,658	6,904	1,520
Minority interests	166	304	45
Provision for income taxes	5,874	6,322	768
Equity in income (loss) of affiliates	(1,001)	(676)	(61)

Pre-tax income	12,697	12,854	2,272
French statutory tax rate	36.43%	37.80%	40%
Theoretical tax charge	(4,626)	(4,859)	(909)
Difference between French and foreign income tax rates	(1,729)	(1,758)	(69)
Permanent differences	304	147	231
Effects of consolidated tax agreement, net	—	—	42
Change in valuation allowance	192	128	(30)
Other	(15)	20	(33)

Net provision for income taxes	(5,874)	(6,322)	(768)

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      Permanent differences are mainly due to amortization of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities and within the consolidated income tax treatment.

Net operating losses and tax credit carryforwards

      Deferred tax assets relating to NOL’s and tax credit carryforwards were available in various tax jurisdictions as of December 31, 2001, expiring in the following years:

2002	84
2003	72
2004	53
2005	33
2006	18
2007 and after	—
Unlimited	83

Total	343

21. Leases

      The Company leases real estate, service stations, ships and other equipment, through noncancelable capital and operating leases.

      The future minimum lease payments on noncancelable leases to which the Company is committed as of December 31, 2001 are shown as follows:

	Operating	Capital Lease
	Leases	Obligations

2002	177	65
2003	131	84
2004	94	50
2005	80	40
2006	72	37
2007 and after	93	320

Future lease payments	647	596

Less amount representing interest		(186)

Present value of net minimum lease payments		410
Less current portion of capital leases		(36)

Total		374

      Net rental expense incurred under operating leases for the years ended December 31, 2001, 2000 and 1999, was 167 M€, 131 M€ and 52 M€, respectively. Operating leases also included long-term charters of several tankers.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

22. Commitments and contingencies

	As of December 31,

	2001	2000

Total commitments given	6,663	5,807
Total commitments received	3,493	2,510

      Commitments given include primarily customs deposits and loan guarantees.

      Commitments received include primarily client guarantees.

Interest rate and foreign currency agreements

      Commitments and contingencies related to the Company’s financial derivatives activities are stated below. These amounts set the levels of notional involvement by the Company and are not indicative of an unrealized gain or loss.

							2007
As of December 31, 2001	Total	2002	2003	2004	2005	2006	and after

INTEREST RATE HEDGING ACTIVITY
Issue swaps and swaps hedging debenture issues
Receive-fixed swaps
Notional amount	8,071	395	689	1,577	2,215	733	2,462
Received rate (as of 12.31.2001) — 5.40%
Paid rate (as of 12.31.2001) — 2.29%

Long-term currency and interest rate swaps
Notional amount	333	15	—	—	198	18	102
Received rate (as of 12.31.2001) — 2.97%
Paid rate (as of 12.31.2001) — 3.26%

Currency swaps
Notional amount	883	883	—	—	—	—	—

Long-term interest rate swaps
Receive-fixed swaps
Notional amount	402	165	21	3	213	—	—
Received rate (as of 12.31.2001) — 5.05%
Paid rate (as of 12.31.2001) — 2.29%
Pay-fixed swaps
Notional amount	652	431	69	144	—	—	8
Received rate (as of 12.31.2001) — 1.70%
Paid rate (as of 12.31.2001) — 3.86%

Short-term interest rate swaps
Notional amount	1,916	1,916	—	—	—	—	—

Caps(1)
Notional amount	58	1 month	—	—	—	—	—
Fixed rate — 12.00%

FOREIGN CURRENCY HEDGING ACTIVITY
Forward exchange contracts
Notional amount	120	120	—	—	—	—	—

(1)	This contract is based on the South African rand, which justifies the higher fixed rate.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

							2006
As of December 31, 2000	Total	2001	2002	2003	2004	2005	and after

INTEREST RATE HEDGING ACTIVITY
Issue swaps and swaps hedging debenture issues
Receive-fixed swaps
Notional amount	8,218	474	385	664	1,518	2,098	3,079
Received rate (as of 12.31.2000) — 5.65%
Paid rate (as of 12.31.2000) — 6.29%

Long-term currency and interest rate swaps
Notional amount	422	67	—	—	—	241	114
Received rate (as of 12.31.2000) — 5.87%
Paid rate (as of 12.31.2000) — 6.05%

Currency swaps
Notional amount	3,006	2,998	8	—	—	—	—

Long-term interest rate swaps
Receive-fixed swaps
Notional amount	459	30	128	43	3	252	3
Received rate (as of 12.31.2000) — 6.39%
Paid rate (as of 12.31.2000) — 6.16%
Pay-fixed swaps
Notional amount	614	389	17	—	203	—	5
Received rate (as of 12.31.2000) — 5.20%
Paid rate (as of 12.31.2000) — 4.54%

Short-term interest rate swaps
Notional amount	2,024	3 days to 2 months	—	—	—	—	—

FOREIGN CURRENCY HEDGING ACTIVITY
Forward exchange contracts
Notional amount	457	438	14	5	—	—	—

      Long-term swaps (interest rate and/or currency swaps, issue swaps or swaps hedging debenture issues) are aimed at converting fixed-rate debt into floating-rate debt on a LIBOR basis or equivalent.

      The average interest rates are given for information purposes and reflect, for the floating-rate portion, market conditions at year-end.

Impact on the reported interest expenses

      The Company does not consider as meaningful to measure this impact for the issue swaps. These swaps are an integral part of the issuance of most of the debenture loans, the fixed rate of which is in this way converted into a U.S. dollar floating rate at the issuance date. Hence, the original fixed rate of the debenture loans and, similarly, of the issue swap is not meaningful.

      Regarding the other derivative instruments, the only significant impact on the statement of income for the year ended December 31, 2001, 2000 is an expense, amounting to 20 M€, 62 M€ respectively, related to the premiums/ discounts on currency swaps and forward currency contracts primarily used to manage the conversion of the Company’s currency deposits into euros.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

Commodity contracts

      The commitments related to the Company’s operations on crude oil, petroleum products and natural gas and power futures markets are stated below. These amounts represent the levels of involvement by the Company and are not indicative of a market risk or gains or losses.

	Notional value 2001		Notional value 2000

	Assets	Liabilities	Assets	Liabilities

Crude oil and petroleum products:
Swaps(1)	3,266	3,819	3,383	3,922
Options(2)	1,180	1,282	1,352	1,542
Futures(3)	400	445	452	655
Options on futures(2)	65	54	67	84
Natural gas and power:
Swaps	5	1,063	219	1,171
Forwards	3,801	4,452	2,586	3,186
Futures(3)	10	13	80	46
Options(2)	523	547	913	948

(1)	Swaps (including “Contracts For Differences”). The “assets/ liabilities” columns correspond to receive-fixed and pay-fixed swaps. Contracts on crude oil and petroleum products have been primarily entered into for a short term (less than one year).

(2)	Options: the “assets/ liabilities” columns correspond to the nominal value of options (calls or puts) purchased/sold.

(3)	Futures: the “assets/ liabilities” columns correspond to the net purchasing/ selling positions, valued based on the closing rate on the organized exchange market. Contracts on crude oil and petroleum products have been primarily entered into for a short term (less than one year).

     All petroleum instruments are featured in this table, including those that may result in physical delivery, excluding “Brent 15 days”-type forward contracts traded on the OTC markets.

23. Fair value of financial instruments

      Fair values are estimated for the majority of the Company’s financial instruments, with the exception of publicly traded equity securities and marketable securities for which market prices are used. Fair values are not estimated for intersegment financial instruments.

      The estimation of fair values, based in particular on principles such as discounting to present value of future cash flows, must be weighted by the fact that the value of a financial instrument at a given time may be modified depending on the market environment (liquidity, especially), and also the fact that subsequent changes in interest rates and exchange rates are not taken into account. In some cases, the estimations have been made based on simplifying assumptions. As a consequence, the use of different estimations, methodologies and assumptions may have a material effect on the estimated fair value amounts.

      The methods used are as follows:

      Cash and cash equivalents, accounts and notes receivable, bank overdrafts, short-term borrowings, accounts and notes payable: The carrying amounts reflected in the consolidated financial statements are reasonable estimates of the fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      Investments: Estimated fair values for publicly traded equity securities are based on quoted average market prices of the month of December 2001 and 2000. For other investments for which there is no quoted price, a reasonable estimate of fair value could not be made without incurring excessive costs.

      Long-term debt, current portion of long-term debt, long-term interest rate and foreign currency swaps: The fair values of these financial instruments have been determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the zero coupon interest rate curves at year-end and taking into account a spread that corresponds to the average risk classification of the Company.

      Bank guarantees: These instruments were fair valued based on average fees currently charged for similar agreements, taking into account the average risk classification of the Company.

      Other off-balance sheet financial instruments: The fair value of the interest rate swaps is calculated by discounting future cash flows on the basis of the zero coupon interest rate curves existing at year-end. Forward exchange transactions (forward exchange rates and currency swaps) are valued on the basis of a comparison of the forward rates negotiated with the rates in effect on the financial markets at year-end for similar maturities.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

	As of December 31,

	2001		2000

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

BALANCE SHEET
Other investments:
Publicly traded	537	989	635	1,173
Non-publicly traded (subsidiaries excluded from consolidation and other)	998	998	1,079	1,079
Short-term investments:
Publicly traded	952	1,268	565	873
Non-publicly traded	52	52	76	76
Loans and advances to subsidiaries excluded from consolidation and others	1,048	999	1,520	1,520
Debenture loans (before swaps and excluding current portion)(a)	7,219	6,832	7,239	6,813
Issue swaps(a)	—	465	—	403
Bank loans (excluding capital lease obligations)(b):
Fixed-rate	462	417	587	580
Floating-rate	3,109	3,109	3,252	3,252
Current portion of long-term debt (excluding current portion of capital lease obligations)	812	806	1,152	1,154
OFF-BALANCE SHEET
Treasury management instruments:
Bank guarantees	—	(49)	—	(13)
Swaps hedging debenture issues(a)	—	13	—	(19)
Long-term interest rate and currency swaps	—	14	—	(3)
Long-term interest rate swaps	—	(3)	—	2
Short-term interest rate swaps(d)	—	(c)	—	(c)
Short-term and long-term currency swaps(e)	—	(5)	—	28
Forward exchange contracts	—	8	—	2
Commodities instruments (comparable to financial instruments):
Petroleum products and crude oil swaps and futures	—	62	—	44
Natural gas and power swaps and options	—	52	—	27

(a)	All issue swaps specifically hedge debenture loans. They were concluded under ISDA agreements in order to create synthetic debt at a floating rate in US dollars in most cases. The fair values of these swaps must therefore be incorporated into the overall value of debenture loans.

In the same sense, some long-term interest-rate swaps were concluded to partly modify the Company’s interest rate exposure. The corresponding fair value should be considered together with the fair value of the long-term debt hedged by these swaps.

(b)	The market value does not take into account the interest rate swaps as they are presented separately.

(c)	Estimated fair value is immaterial (below 2 M€)

(d)	The fair value of the short-term interest-rate swaps correlates with the value of the short-term loans and borrowings; these swaps are used in order to reduce the negotiated rates to the daily rate which is the benchmark.

(e)	Currency swaps are used in the context of managing the current position of the Company, in order to be able to borrow or invest cash in markets other than the euro market. Thus, their fair value, if significant, is offset by the value of the short-term loans and borrowings which they hedge.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

     The fair value of the other off-balance sheet instruments held as of December 31, 2001 is immaterial (less than 2 M€).

24. Employee share subscription and share purchase plans

TotalFinaElf share subscription plans

	1993 Plan(1)	1994 Plan(2)	1995 Plan(3)	1996 Plan(4)	Total

Exercise price (in euros)	32.01	43.60	44.36	59.76
Options
Exercisable as of January 1, 1999	191,230	606,480	847,560	948,300	2,593,570
Granted	—	—	—	—	—
Cancelled	(3,950)	(1,200)	(1,000)	(6,100)	(12,250)
Exercised	(187,280)	(407,875)	(340,930)	(123,100)	(1,059,185)

Exercisable as of January 1, 2000	—	197,405	505,630	819,100	1,522,135
Granted	—	—	—	—	—
Cancelled	—	(7,200)	—	—	(7,200)
Exercised	—	(190,205)	(211,860)	(150,190)	(552,255)

Exercisable as of January 1, 2001	—	—	293,770	668,910	962,680
Granted	—	—	—	—	—
Cancelled	—	—	(4,750)	(1,800)	(6,550)
Exercised	—	—	(289,020)	(217,229)	(506,249)

Exercisable as of December 31, 2001	—	—	—	449,881	449,881

Expiration date	October	November	September	December
	1999	2000	2001	2002

(1)	Grants decided by the Board of Directors on December 17, 1992 pursuant to the authorization given by the Extraordinary Shareholders’ Meeting held on June 17, 1991. The options are exercisable only after a 3-year period from the date the option is granted to the individual employee and must be exercised within 6 years from the date of grant.

(2)	Grants decided by the Board of Directors on September 6, 1994 pursuant to the authorization given by the Extraordinary Shareholders’ Meeting held on June 17, 1991. The options are exercisable only after a 3-year period from the date the option is granted to the individual employee and must be exercised within 6 years from the date of grant.

(3)	Grants decided by the Board of Directors on September 5, 1995 pursuant to the authorization given by the Extraordinary Shareholders’ Meeting held on June 17, 1991. The options are exercisable only after a 3-year period from the date the option is granted to the individual employee and must be exercised within 6 years from the date of grant.

(4)	Grants decided by the Board of Directors on December 11, 1996 pursuant to the authorization given by the Extraordinary Shareholders’ Meeting held on June 4, 1996. The options are exercisable only after a 3-year period from the date the option is granted to the individual employee and must be exercised within 6 years from the date of grant.

     The Board of Directors has not granted any options to subscribe new shares since December 11, 1996.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

TotalFinaElf share purchase plans

	1998 Plan(1)	1999 Plan(2)	2000 Plan(3)	2001 Plan(4)	Total

Exercise price (in euros)	93.76	113.00	162.70	168.20
Options
Exercisable as of January 1, 1999	953,450	—	—	—	953,450
Granted	—	1,499,567	—	—	1,499,567
Cancelled	(6,800)	(1,800)	—	—	(8,600)
Exercised	(14,700)	(300)	—	—	(15,000)

Exercisable as of January 1, 2000	931,950	1,497,467	—	—	2,429,417
Granted	—	—	2,425,645	—	2,425,645
Cancelled	(2,800)	(13,200)	—	—	(16,000)
Exercised	(12,400)	(8,100)	—	—	(20,500)

Exercisable as of January 1, 2001	916,750	1,476,167	2,425,645	—	4,818,562
Granted	—	—	—	2,693,375	2,693,375
Cancelled	(2,850)	(5,550)	(7,250)	(900)	(16,550)
Exercised	(7,920)	(1,000)	(800)	—	(9,720)

Exercisable as of December 31, 2001	905,980	1,469,617	2,417,595	2,692,475	7,485,667

Expiration date	March 2006	June 2007	July 2008	July 2009

(1)	Grants decided by the Board of Directors on December 17, 1998 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 5-year period from the date the option is granted to the individual employee and must be exercised within 8 years from the date of grant.

(2)	Grants decided by the Board of Directors on June 15, 1999 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 5-year period from the date the option is granted to the individual employee and must be exercised within 8 years from the date of grant.

(3)	Grants decided by the Board of Directors on July 11, 2000 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 4-year period from the date the option is granted to the individual employee and must be exercised within 8 years from the date of grant. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold until July 10, 2005.

(4)	Grants decided by the Board of Directors on July 10, 2001 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 17, 2001. The options are exercisable only after January 1, 2005 and must be exercised within 8 years from the date of grant. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold until July 11, 2005.

Exchange guarantee granted to the holders of Elf Aquitaine share subscription options

      Pursuant to the public exchange offer for Elf Aquitaine shares which was made in 1999, the Company made a commitment to guarantee the holders of Elf Aquitaine share subscription options, at the end of the period referred to in Article 163 C of the French Tax Code (“CGI”), and until the end of the period for the exercise of the options, the possibility to exchange their future Elf Aquitaine shares for TotalFinaElf shares, on the basis of the exchange ratio of the offer (19 TotalFinaElf shares for 13 Elf Aquitaine shares). As of December 31, 2001, a maximum of 4,071,994 Elf Aquitaine shares, either outstanding or to be created, were covered by this guarantee, as follows:

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

Elf Aquitaine share subscription plans

	1995	1996	1997	1998	1999	1999	MTI
	Plan	Plan	Plan	Plan	Plan n1	Plan n 2	Plan (1)	Total

Exercise price (in euros)	54.03	50.72	80.65	105.95	115.60	171.60	105.95
Options exercisable as of December 31, 2001	11,441	204,414	722,155	870,468	666,231	59,600	1,399,065	3,933,374
Outstanding Elf Aquitaine shares covered by the exchange guarantee as of December 31, 2001	9,558	21,564	45,223	48,119	6,267	—	7,889	138,620

Total of Elf Aquitaine shares, either outstanding or to be created, covered by the exchange guarantee for TotalFinaElf shares as of December 31, 2001	20,999	225,978	767,378	918,587	672,498	59,600	1,406,954	4,071,994

Expiration date	January	March	March	March	March	September	March
	2002	2003	2004	2005	2009	2009	2005

(1)	Medium-Term Incentive (MTI) plan granted by Elf Aquitaine’s Board of Directors on April 1, 1998, provided that performance objectives were met by Elf Aquitaine for the 1998, 1999, 2000, 2001 and 2002 accounting periods.

     Thus, as of December 31, 2001, a total of 5,951,375 shares of the Company were likely to be created within the scope of the application of this exchange guarantee.

25. Payroll and staff

	For the year ended December 31,

	2001	2000	1999 (1)

Personnel expense
Wages and salaries (including social charges)	6,489	6,471	3,143
Average number of employees
France:
Management	11,567	12,056	5,506
Other	41,744	43,406	18,393
International:
Management	14,224	13,621	7,898
Other	54,490	54,220	42,640

Total	122,025	123,303	74,437

(1)	Including the Inks division sold in 1999 (4,585 headcount).

     Average number of employees includes employees of consolidated subsidiaries.

26. Consolidated statements of cash flows

A)  Disclosure of accounting policies applied

      The consolidated statements of cash flows in foreign currency have been translated into euros at the average exchange rates.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

      They exclude the currency translation differences arising from translation of assets and liabilities denominated in foreign currency into euros using exchange rates prevailing at the end of accounting periods (except for cash and cash equivalents). Therefore, the consolidated statements of cash flows does not agree with the adjustments derived from the consolidated balance sheet amounts.

(i) Cash and cash equivalents

      Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of three months or less. Changes in bank overdrafts are included in cash provided by financing activities.

(ii) Long-term debt

      Changes in long-term debt have been presented net to reflect significant changes mainly related to revolving credit agreements.

      The detailed analysis is as follows:

	For the year ended December 31,

	2001	2000	1999

Increase in long-term debt	503	4,616	1,669
Repayment of long-term debt	(688)	(3,483)	(590)

Net increase (decrease) in long-term debt	(185)	1,133	1,079

B)  Changes in operating assets and liabilities

	For the year ended December 31,

	2001	2000	1999

Inventories	275	(550)	(1,582)
Accounts receivable	499	(693)	(2,406)
Prepaid expenses and other current assets	(1,262)	(1,140)	299
Accounts payable	(242)	(21)	1,426
Other creditors and accrued liabilities	1,044	2,336	303

Net (decrease) increase in operating assets and liabilities	314	(68)	(1,960)

C) Supplemental Disclosures

	For the year ended December 31,

	2001	2000	1999

Cash paid during the year for:
Interest expense (net of amount capitalized)	1,059	1,150	621
Income taxes	4,966	3,039	457

27. Other risks and contingent liabilities

      The Company is not currently aware of any event, litigation, risk, or contingent liabilities which could materially adversely affect the financial condition, assets, results, or business of the Company.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

Grande Paroisse

      An explosion occurred at the Grande Paroisse industrial site in Toulouse, France on September 21, 2001. Grande Paroisse, an indirect 79.85% held subsidiary of the Company, is principally engaged in the production and sale of agricultural fertilizers. The explosion, which occurred in a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the deaths of 30 people and injuries to many others. Significant damage was inflicted on a portion of the City of Toulouse. All production activity immediately ceased and the site was placed under a strict security regime.

      Investigations regarding the cause of the explosion are still underway. Pursuant to Article 1384 paragraph 1 of the French civil code, Grande Paroisse is presumed to bear sole liability in the first instance, creating an obligation on Grande Paroisse to bear the entire obligation to indemnify damage to third parties (e.g., physical, material and other) caused by the explosion, unless this presumption is ultimately refuted. At this preliminary stage of the proceedings, the Group estimates that the amount of third party claims could reach approximately 1.8 B€, exceeding by 0.95 B€ the Group’s 0.85 B€ civil liability insurance coverage. A pre-tax charge of 941 M€ was registered in the accounts of the Group, with a resulting impact on the Net Income for fiscal year 2001 of 597 M€.

Antitrust Investigations

      During 2000, Atofina Chemicals, Inc., a U.S. affiliate of the Company, became the subject of an investigation by the United States Department of Justice (“DOJ”), following the issuance of three subpoenas issued by a grand jury empanelled by the United States District Court of the Northern District of California, regarding certain practices in the chemical industry, to determine whether such practices were in violation of civil and/or criminal laws. A similar investigation covering practices of Atofina S.A. relating to certain chemical products was commenced in 2000 by the European commission. In early 2002, Atofina S.A. entered into a settlement with the DOJ pursuant to which it agreed to pay a fine of $ 8.5 million. Moreover, three of the employees of Atofina S.A. are the subject of criminal proceedings.

      While it is not feasible to predict the outcome of the pending claims, proceedings, and investigations described above with certainty, management is of the opinion that their ultimate disposition should not have a material adverse effect on the Company’s financial position, cash flows, or results of operations.

28. Other information

A)  Customs duties and excise taxes

      They amounted to 21,459 M€ in 2001, 23,767 M€ in 2000 and 14,893 M€ in 1999.

B)  Research and development costs

      The research and development costs incurred by the Company during the 2001 accounting period amounted to 695 M€, 686 M€ in 2000 and 295 M€ in 1999.

C)	Taxes paid to Middle East oil-producing countries for the portion which Total held historically as concessions

      Taxes paid for the portion which Total held historically as concessions (Abu Dhabi — offshore and onshore, Dubai-offshore, Oman and Abu Al-Bu Khoosh) included in operating expenses amounted to 1,438 M€ in 2001, 1,646 M€ in 2000 and 856 M€ in 1999.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

D)	Related Parties

      The main transactions with related parties (principally all the investments carried under the equity method and subsidiaries excluded from consolidation) and balances receivable from and payable to them were as follows:

	As of December 31,

	2001	2000	1999

Balance Sheet Data
Receivables
Trade accounts	54	104	82
Loans (excluding loans to equity affiliates)	57	148	135
Payables
Trade accounts	168	325	170
Loans	1	18	23

	For the year ended December 31,

	2001	2000	1999

Statements of income data
Sales	662	1,183	631
Purchases	1,857	1,916	1,140
Interest expense	9	4	—
Interest income	30	16	6

29. List of the principal consolidated subsidiaries as of December 31, 2001

      As of December 31, 2001, 889 subsidiaries were consolidated of which 770 were fully consolidated, 13 were proportionately consolidated, and 106 were accounted for under the equity method.

      A list of the principal consolidated subsidiaries is as follows:

Company’s
Shares %

UPSTREAM
Europe
TotalFinaElf Upstream UK Ltd	99.7
TotalFinaElf Midstream UK Ltd	99.7
TotalFinaElf Exploration Norge AS	99.7
TotalFinaElf Exploration Production Nederland BV	99.7
TotalFinaElf Holdings Nederland BV	99.7
TotalFinaElf Exploration Production Russie	99.8
Total Exploration Production Kazakhstan	100.0
Elf Aquitaine Exploration Production France	99.4
Elf Exploration Production	99.4
Gaz du Sud-Ouest	69.6
Africa
TotalFinaElf Exploration Production Algérie	100.0
TotalFinaElf Exploration Production Libye	99.8
Total Angola	99.8
Elf Petroleum Angola	99.8
Elf Exploration Angola	99.4
TotalFinaElf Exploration Production Angola	99.8
Elf Gabon SA	57.9
Elf Petroleum Nigeria Ltd	99.8
TotalFinaElf LNG Nigeria Ltd	99.4
TotalFinaElf Exploration Production. Congo	99.4

E = Equity method

P = Proportionate consolidation

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

Company’s
Shares %

UPSTREAM — (continued)
TotalFinaElf Exploration Production Cameroun	75.4
Total Exploration South Africa	100.0
Middle-East/Asia
Total Abu Al Bu Khoosh	99.8
Total Yemen	99.8
Total Qatar Oil & Gas	99.8
TotalFinaElf Exploration Production Oman	99.8
Total Sirri	99.8
Total South Pars	99.8
Elf Petroleum Iran	99.8
TotalFinaElf Exploration Production Syrie	99.8
TotalFinaElf Exploration Production Thaïlande	99.8
TotalFinaElf Exploration Production Indonésie	99.8
TotalFinaElf Exploration Production Myanmar	99.8
TotalFinaElf Exploration Production Borneo BV	99.7
Total Profils Pétroliers	99.8
North and South America
Tepma Colombie	99.7
Total Austral	99.8
Total Venezuela	99.8
Total Oil & Gas Venezuela BV	99.7
TotalFinaElf Exploration Production USA Inc.	100.0
Central Puerto	63.8
E Hidroneuquen Piedra del Aguila	69.9
Total Gasandes SA	100.0
DOWNSTREAM
France
Total Raffinage Distribution	99.8
Elf Antar France	99.8
Stela	99.8
Totalgaz	99.8
Total solvants	99.8
TotalFinaElf Lubrifiants SA	99.7
Compagnie Pétrolière de l’Est	99.8
DCA Mory Shipp	99.8
Charvet	99.8
Pétroliers Réunis de l’Ouest	99.8
Urbaine des Pétroles	99.7
Europe
TotalFina Belgium	99.6
TotalFinaElf UK Ltd	99.7
TotalFinaElf Nederland NV	99.7
TotalFinaElf Deutschland Gmbh	99.7
TotalFina España	99.7
Elf Oil España	99.7
TotalFinaElf Italia	99.7
Total Hungaria	100.0
TotalFinaElf Mineralöl und Chemie	99.7
TotalFinaElf (Suisse) SA	99.4
Lindsey Oil REinery	99.7
P Total Raffinaderij Nederland	55.0
Mider	99.7
E Cepsa	45.0
Mediterranean/Africa
Total Turkiye	100.0
Total Maroc	100.0
Total Nigeria	61.6
Total Kenya	82.8
Total Tunisie	98.1
Total Outre-Mer	100.0
TotalFinaElf Côte d’Ivoire	74.0
Total Liban	100.0
TotalFinaElf Senegal	94.9
Total South Africa (Pty) Ltd	57.6
Elf Oil Africa Ltd	99.4
P S.A.R.A	50.0
South America
TotalGaz Argentina	99.8

E = Equity method

P = Proportionate consolidation

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)

Company’s
Shares %

DOWNSTREAM — (continued)
International
Total Transport Maritime	100.0
Total Transport Corporation	100.0
Somarelf	99.4
Total International Ltd	100.0
Elf Trading SA	99.4
Socap International	99.4
Air Total International	100.0
CHEMICALS
France
Hutchinson (Groupe)	100.0
Cray Valley SA	100.0
Bostik SA	98.8
Atofina	98.7
Europe
Sigmakalon UK Ltd (Groupe)	99.7
Sigma Coatings BV	99.6
Sigmakalon Group BV	99.6
North America
Hutchinson Corporation	100.0
Atofina Chemicals, Inc	99.9
Atofina Petrochemicals, Inc	100.0
CORPORATE AND OTHER ACTIVITIES
TOTAL FINA ELF S.A.	100.0
Elf Aquitaine SA	99.4
Total Finance SA	100.0
Total Chimie	100.0
Total Nucléaire	100.0
Omnium Insurance and Reinsurance Cy	100.0
Omnium de Participation SA	100.0
TotalFinaElf Holding UK Ltd	99.7
TotalFinaElf Holding USA, Inc	100.0
Petrofina SA	99.6
Petrofina International Group	99.6
Sofax Banque	99.4
Sogelfa	99.4
Safrep SA	99.4
Socap Ltd	99.4
Rivunion S.A.	99.4
TotalFinaElf Capital	100.0
TotalFinaElf Treasury	100.0
VGF	99.4
E Sanofi Synthelabo	25.9

E = Equity method

P = Proportionate consolidation

30. Subsequent Event

Grande Paroisse

      In April 2002, following several months of study and discussion, the Group decided it would not be practicable to reopen its Toulouse site. An additional pre-tax provision in the amount of 153 M€ (after tax amount of 102 M€) was accrued in the consolidated financial statements for the fiscal quarter ended March 31, 2002. See also Note 27.

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

      Information shown in the following tables is presented in accordance with Statement of Financial Accounting Standards No. 69 (FASB No. 69, “Disclosures About Oil an Gas Producing Activities”).

      As explained in Note 3 to the consolidated financial statements (“Summary of Differences Between Accounting Principles followed by the Company and United States Generally Accepted Accounting Principles”), the acquisitions of Petrofina and Elf Aquitaine have been accounted for effective January 1, 1999 and 2000, respectively, as pooling-of-interests in accordance with French Generally Accepted Accounting Principles (French GAAP). These accounting principles do not require prior periods to be restated.

      Under U.S. GAAP, the acquisitions of PetroFina and Elf Aquitaine do not qualify as pooling-of-interests and therefore would have been accounted for as purchases.

      Furthermore, operations of Total and PetroFina would not have been combined effective January 1, but rather from June 30, 1999. Operations of TotalFina and Elf Aquitaine would have been combined effective January 1, 2000 consistent with French GAAP.

      Therefore, the FASB No. 69 disclosures, which are based on the Company’s primary financial statements prepared in accordance with French GAAP, have been supplemented with an additional set of tables derived from U.S. GAAP figures.

      As discussed above, 1999 data are primarily affected by the allocation of a portion of PetroFina’s purchase price to oil and gas properties, and 2000 data are primarily affected by the allocation of a portion of Elf Aquitaine’s purchase price to oil and gas properties. Also, the acquisitions of PetroFina and Elf Aquitaine are reflected from June 30, 1999 and January 1, 2000, respectively.

      Information presented for the year 1999 has been restated to reflect the new geographical area detail adopted by the Company in 2000.

      Until 2001, the development costs related to the upgrader of the Sincor heavy oil project in Venezuela had been included in the Capitalized Costs and Costs Incurred tables. In 2001, the Group has determined that these costs are not included in FASB No. 69 and therefore, the amounts have been approximately excluded. The amounts displayed for 1999 and 2000 have not been restated and the corresponding impact is detailed in the related tables.

Capitalized costs

      Capitalized costs represent the amounts of capitalized proved and unproved property costs, including support equipment and facilities, along with the related accumulated depreciation, depletion and amortization.

      The capitalized costs related to the upgrader of the Sincor project included in the Rest of the World area for 2000 and 1999 amount to 878 M€ and 462 M€ respectively. These amounts also include the capitalized costs related to 1997 and 1998. Excluding these amounts, the net capitalized costs would have amounted to 3,502 M€ and 2,538 M€ instead of 4,380 M€ and 3,000 M€ for the “Rest of the World” area, and 20,852 M€ and 19,440 M€ instead of 21,730 M€ and 19,902 M€ as reported.

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

      The following tables present a detail of the capitalized costs as of December 31, 2001, 2000 and 1999, relating to the Company’s oil and gas exploration and producing activities:

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in million Euros (“M€”))
French GAAP basis
December 31, 2001
Proved properties	23,637	18,149	1,964	2,512	6,919	53,181
Unproved properties	149	1,065	247	50	458	1,969

Total capitalized costs	23,786	19,214	2,211	2,562	7,377	55,150
Accumulated depreciation	(16,088)	(12,442)	(1,348)	(771)	(3,071)	(33,720)

Net capitalized costs	7,698	6,772	863	1,791	4,306	21,430
Company’s share of equity affiliates’ net capitalized costs						853
December 31, 2000
Proved properties	23,072	16,276	1,693	2,595	5,848	49,484
Unproved properties	127	996	303	38	279	1,743

Total capitalized costs	23,199	17,272	1,996	2,633	6,127	51,227
Accumulated depreciation	(14,916)	(10,701)	(1,315)	(818)	(1,747)	(29,497)

Net capitalized costs	8,283	6,571	681	1,815	4,380	21,730
Company’s share of equity affiliates’ net capitalized costs						752
December 31, 1999
Proved properties	10,836	1,741	1,232	1,853	3,513	19,175
Unproved properties	42	110	210	54	159	575

Total capitalized costs	10,878	1,851	1,442	1,907	3,672	19,750
Accumulated depreciation	(6,866)	(550)	(954)	(331)	(839)	(9,540)

Net capitalized costs	4,012	1,301	488	1,576	2,833	10,210
Company’s share of equity affiliates’ net capitalized costs						629

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in million Euros (“M€”))
US GAAP basis
December 31, 2001
Proved properties	26,417	20,008	2,134	2,512	6,919	57,990
Unproved properties	149	1,065	247	50	458	1,969

Total capitalized costs	26,566	21,073	2,381	2,562	7,377	59,959
Accumulated depreciation	(16,423)	(12,625)	(1,406)	(771)	(3,071)	(34,296)

Net capitalized costs	10,143	8,448	975	1,791	4,306	25,663
Company’s share of equity affiliates’ net capitalized costs						853
December 31, 2000
Proved properties	25,856	18,140	1,787	2,595	5,848	54,226
Unproved properties	127	996	303	38	279	1,743

Total capitalized costs	25,983	19,136	2,090	2,633	6,127	55,969
Accumulated depreciation	(15,081)	(10,793)	(1,356)	(818)	(1,747)	(29,795)

Net capitalized costs	10,902	8,343	734	1,815	4,380	26,174 (1)
Company’s share of equity affiliates’ net capitalized costs						752
December 31, 1999
Proved properties	11,041	1,879	1,368	1,853	3,513	19,654
Unproved properties	42	110	146	54	159	511

Total capitalized costs	11,083	1,989	1,514	1,907	3,672	20,165
Accumulated depreciation	(6,869)	(550)	(980)	(331)	(839)	(9,569)

Net capitalized costs	4,214	1,439	534	1,576	2,833	10,596 (2)
Company’s share of equity affiliates’ net capitalized costs						629

(1)	Includes 4,060 M€ of oil and gas properties revaluation pursuant to the acquisition of Elf Aquitaine

(2)	Includes 386 M€ of oil and gas properties revaluation pursuant to the acquisition of PetroFina

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

Costs incurred

      The following table shows the costs incurred in the Company’s oil and gas property acquisition, exploration and development activities: they include both capitalized and expensed amounts.

      The incurred costs related to the upgrader of the Sincor project in 2000 and 1999 amount respectively to 416 M€ and 339 M€. Excluding these amounts, the costs incurred would have amounted to 1,381 M€ and 902 M€ instead of 1,797 M€ and 1,241 M€ for the Rest of the World area, and 4,390 M€ and 4,278 M€ instead of 4,806 M€ and 4,617 M€ as reported.

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in million Euros (“M€”))
French GAAP basis
December 31, 2001
Proved property acquisition	—	13	—	—	12	25
Unproved property acquisition	—	10	2	10	131	153
Exploration costs	83	214	110	17	346	770
Development costs	1,222	1,218	364	191	1,150	4,145

Total costs incurred	1,305	1,455	476	218	1,639	5,093

December 31, 2000
Proved property acquisition	4	—	—	3	—	7
Unproved property acquisition	—	5	11	—	—	16
Exploration costs	58	246	170	34	213	721
Development costs	1,225	920	182	151	1,584	4,062

Total costs incurred	1,287	1,171	363	188	1,797	4,806

December 31, 1999
Proved property acquisition	—	2	1	—	2	5
Unproved property acquisition	1	23	1	—	—	25
Exploration costs	30	76	36	23	93	258
Development costs	576	215	88	304	1,073	2,256

Total costs incurred	607	316	126	327	1,168	2,544

      Company’s share of equity affiliates’ costs of property acquisition, exploration and development:

Year ended December 31, 2001	132
Year ended December 31, 2000	105
Year ended December 31, 1999	82

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in million Euros (“M€”))
US GAAP basis
December 31, 2001
Proved property acquisition	—	13	—	—	12	25
Unproved property acquisition	—	10	2	10	131	153
Exploration costs	83	214	110	17	346	770
Development costs	1,222	1,218	364	191	1,150	4,145

Total costs incurred	1,305	1,455	476	218	1,639	5,093

December 31, 2000
Proved property acquisition	4	—	—	3	—	7
Unproved property acquisition	—	5	11	—	—	16
Exploration costs	58	246	170	34	213	721
Development costs	1,225	920	182	151	1,584	4,062

Total costs incurred	1,287	1,171	363	188	1,797	4,806

December 31, 1999
Proved property acquisition	—	2	1	—	2	5
Unproved property acquisition	1	23	1	—	—	25
Exploration costs	19	68	19	22	91	219
Development costs	496	196	63	304	1,073	2,132

Total costs incurred	516	289	84	326	1,166	2,381	(1)

(1)	Difference with French GAAP basis is related to the consolidation of PetroFina from June 30, 1999 instead of January 1, 1999.

     Company’s share of equity affiliates’ costs of property acquisition, exploration and development:

Year ended December 31, 2001	132
Year ended December 31, 2000	105
Year ended December 31, 1999	118

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

Results of operations of oil and gas producing activities

      The following tables include revenues and expenses associated directly with the Company’s oil and gas producing activities. It does not include any allocation of the Company’s interest costs or corporate overhead and, therefore, is not necessarily indicative of the contribution to consolidated net earnings of the Company’s oil and gas operations.

      In the Consolidated Financial Statements, the Company’s share of results of oil and gas producing activities for equity affiliates is reflected through internal billing in the Upstream segment operating income.

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in million Euros (“M€”))
French GAAP basis
Year ended December 31, 2001
Revenues:
Sales to unaffiliated parties	2,624	439	81	1,460	1,191	5,795
Transfers to affiliated parties	3,566	4,548	386	180	684	9,364

Total Revenues	6,190	4,987	467	1,640	1,875	15,159
Production costs	(782)	(621)	(119)	(168)	(268)	(1,958)
Exploration expenses	(52)	(144)	(134)	(16)	(226)	(572)
Depreciation, depletion and amortization and valuation allowances	(1,225)	(905)	(206)	(192)	(455)	(2,983)
Other expenses	(79)	(554)	(17)	(15)	(316)	(981)

Pretax income from producing activities	4,052	2,763	(9)	1,249	610	8,665
Income tax	(2,378)	(1,751)	76	(574)	(277)	(4,904)

Results of oil and gas producing activities	1,674	1,012	67	675	333	3,761

Year ended December 31, 2000
Revenues:
Sales to unaffiliated parties	2,084	462	215	1,313	866	4,940
Transfers to affiliated parties	4,121	5,407	262	209	1,105	11,104

Total Revenues	6,205	5,869	477	1,522	1,971	16,044
Production costs	(786)	(531)	(98)	(156)	(255)	(1,826)
Exploration expenses	(58)	(120)	(156)	(34)	(150)	(518)
Depreciation, depletion and amortization and valuation allowances	(1,173)	(898)	(196)	(160)	(482)	(2,909)
Other expenses	(71)	(689)	(16)	(8)	(204)	(988)

Pretax income from producing activities	4,117	3,631	11	1,164	880	9,803
Income tax	(2,358)	(2,255)	(115)	(561)	(340)	(5,629)

Results of oil and gas producing activities	1,759	1,376	(104)	603	540	4,174

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in million Euros (“M€”))
Year ended December 31, 1999
Revenues:
Sales to unaffiliated parties	754	34	51	781	391	2,011
Transfers to affiliated parties	1,066	469	154	122	661	2,472

Total Revenues	1,820	503	205	903	1,052	4,483
Production costs	(615)	(195)	(71)	(237)	(309)	(1,427)
Exploration expenses	(32)	(22)	(30)	(22)	(61)	(167)
Depreciation, depletion and amortization and valuation allowances	(453)	(136)	(214)	(94)	(303)	(1,200)

Pretax income from producing activities	720	150	(110)	550	379	1,689

Income tax	(347)	(21)	44	(266)	(113)	(703)
Results of oil and gas producing activities	373	129	(66)	284	266	986

      Company’s share of equity affiliates’ results of oil and gas producing activities:

Year ended December 31, 2001	335
Year ended December 31, 2000	279
Year ended December 31, 1999	136

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in million Euros (“M€”))
US GAAP basis
Year ended December 31, 2001
Revenues:
Sales to unaffiliated parties	2,624	439	81	1,460	1,191	5,795
Transfers to affiliated parties	3,566	4,548	386	180	684	9,364

Total Revenues	6,190	4,987	467	1,640	1,875	15,159
Production costs	(782)	(621)	(119)	(168)	(268)	(1,958)
Exploration expenses	(52)	(144)	(134)	(16)	(226)	(572)
Depreciation, depletion and amortization and valuation allowances	(1,395)	(995)	(225)	(192)	(455)	(3,262	)(1)
Other expenses	(79)	(554)	(17)	(15)	(316)	(981)

Pretax income from producing activities	3,882	2,673	(28)	1,249	610	8,386
Income tax	(2,283)	(1,699)	56	(574)	(277)	(4,777	)(1)

Results of oil and gas producing activities	1,599	974	28	675	333	3,609

Year ended December 31, 2000
Revenues:
Sales to unaffiliated parties	2,084	462	215	1,313	866	4,940
Transfers to affiliated parties	4,121	5,407	262	209	1,105	11,104

Total Revenues	6,205	5,869	477	1,522	1,971	16,044
Production costs	(776)	(531)	(98)	(156)	(255)	(1,816)
Exploration expenses	(58)	(120)	(156)	(34)	(150)	(518)
Depreciation, depletion and amortization and valuation allowances	(1,335)	(990)	(211)	(160)	(482)	(3,178	)(1)
Other expenses	(71)	(689)	(16)	(8)	(204)	(988)

Pretax income from producing activities	3,965	3,539	(4)	1,164	880	9,544
Income tax	(2,265)	(2,203)	(118)	(561)	(340)	(5,487	)(1)

Results of oil and gas producing activities	1,700	1,336	(122)	603	540	4,057

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in million Euros (“M€”))
Year ended December 31, 1999
Revenues:
Sales to unaffiliated parties	600	34	24	781	391	1,830
Transfers to affiliated parties	845	466	98	122	661	2,192

Total Revenues	1,445	500	122	903	1,052	4,022
Production costs	(448)	(197)	(43)	(237)	(310)	(1,235)
Exploration expenses	(16)	(16)	(14)	(21)	(59)	(126)
Depreciation, depletion and amortization and valuation allowances	(362)	(138)	(163)	(121)	(302)	(1,086	)(1)

Pretax income from producing activities	619	149	(98)	524	381	1,575
Income tax	(279)	(20)	40	(256)	(114)	(629	)(1)

Results of oil and gas producing activities	340	129	(58)	268	267	946

(1)	An additional depreciation related to oil and gas properties revaluations and the corresponding income tax effect are included for respectively 279 M€ and 127 M€ in 2001, 269 M€ and 143 M€ in 2000, and 29 M€ and 11 M€ in 1999.

     Company’s share of equity affiliates’ results of oil and gas producing activities:

Year ended December 31, 2001	335
Year ended December 31, 2000	279
Year ended December 31, 1999	147

Oil and Gas Reserve Information

      The following summarizes the policies used by the Company in preparing the accompanying oil and gas reserve disclosures, Standardised Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves and the reconciliation of such standardized measure from year to year.

      Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. Reserve quantities exclude royalties and interests owned by others. Proved reserves do not include additional quantities recoverable beyond the term of lease or concession.

      Production quantities shown for crude oil (which include condensate and natural gas liquids) and natural gas are the Company’s net share of volumes withdrawn from the oil and gas reserves. The natural gas quantities produced differ from the quantities of gas delivered for sale due to volumes flared or consumed in the production, liquefaction and transport process.

      The amounts shown for the caption “Company’s net share of equity affiliates” relate to certain Middle East and African affiliates. In addition, the Company has Middle East oil and gas reserves in consolidated subsidiaries included in the “Rest of World” column.

      Under production sharing contracts the Company has the right to share in revenues through production of oil and gas reserves. Proved reserves include estimated quantities allocable to the Company for recovery of costs as well as the Company’s net share after recovery of costs. The reserve estimates are subject to revision as prices fluctuate due to the cost recovery feature under the production sharing contract.

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

Estimated net proved reserves of crude oil and natural gas

      The following tables reflect the estimated proved reserves of crude oil and natural gas as of December 31, 1999, 2000 and 2001, and the changes therein.

	Crude Oil, Condensate and Natural Gas Liquids (Millions of barrels)

							Equity
							Affiliates
			North		Rest of		and Non	Total
	Europe	Africa	America	Far East	World	Total	Consolidated	Group

French GAAP basis
Balance as of January 1, 1999	249	310		125	689	1,373	1,647	3,020
Revisions of previous estimates	(11)	(48)	(32)	(13)	(117)	(221)	(27)	(248)
Extensions, discoveries and other	10	31	2	—	675	718	3	721
Acquisitions of reserves in place	515	62	72	1	—	650	22	672
Sales of reserves in place	—	—	(26)	—	(41)	(67)	(2)	(69)
Production for the year	(69)	(32)	(3)	(10)	(58)	(172)	(91)	(263)

Balance as of December 31, 1999	694	323	13	103	1,148	2,281	1,552	3,833
Revisions of previous estimates	(20)	225	(1)	11	112	327	11	338
Extensions, discoveries and other	29	261	3	1	53	347	—	347
Acquisitions of reserves in place	657	2,179	35	5	79	2,955	83	3,038
Sales of reserves in place	(40)	(22)	(7)	—	(4)	(73)	—	(73)
Production for the year	(146)	(205)	(3)	(9)	(63)	(426)	(97)	(523)

Balance as of December 31, 2000	1,174	2,761	40	111	1,325	5,411	1,549	6,960
Revisions of previous estimates	117	250	(5)	(10)	89	441	(40)	401
Extensions, discoveries and other	34	67	—	2	30	133	—	133
Acquisitions of reserves in place	—	3	—	—	—	3	—	3
Sales of reserves in place	(3)	(2)	—	—	—	(5)	—	(5)
Production for the year	(152)	(197)	(2)	(9)	(77)	(437)	(94)	(531)

Balance as of December 31, 2001	1,170	2,882	33	94	1,367	5,546	1,415	6,961

      Proved developed reserves as of (millions of barrels):

December 31, 1999	649	286	10	72	394	1,411	1,552	2,963
December 31, 2000	824	1,156	9	69	416	2,474	1,023	3,497
December 31, 2001	870	1,128	6	53	530	2,587	858	3,445

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Crude Oil, Condensate and Natural Gas Liquids (Millions of barrels)

							Equity
							Affiliates
			North		Rest of		and Non	Total
	Europe	Africa	America	Far East	World	Total	Consolidated	Group

US GAAP basis
Balance as of January 1, 1999	249	310	—	125	689	1,373	1,647	3,020
Revisions of previous estimates	(11)	(48)	(32)	(13)	(117)	(221)	(27)	(248)
Extensions, discoveries and other	10	31	2	—	675	718	3	721
Acquisitions of reserves in place	495	60	70	1	—	626	17	643
Sales of reserves in place	—	—	(26)	—	(41)	(67)	(2)	(69)
Production for the year	(49)	(30)	(1)	(10)	(58)	(148)	(86)	(234)

Balance as of December 31, 1999	694	323	13	103	1,148	2,281	1,552	3,833
Revisions of previous estimates	(20)	225	(1)	11	112	327	11	338
Extensions, discoveries and other	29	261	3	1	53	347	—	347
Acquisitions of reserves in place	657	2,179	35	5	79	2,955	83	3,038
Sales of reserves in place	(40)	(22)	(7)	—	(4)	(73)	—	(73)
Production for the year	(146)	(205)	(3)	(9)	(63)	(426)	(97)	(523)

Balance as of December 31, 2000	1,174	2,761	40	111	1,325	5,411	1,549	6,960
Revisions of previous estimates	117	250	(5)	(10)	89	441	(40)	401
Extensions, discoveries and other	34	67	—	2	30	133	—	133
Acquisitions of reserves in place	—	3	—	—	—	3	—	3
Sales of reserves in place	(3)	(2)	—	—	—	(5)	—	(5)
Production for the year	(152)	(197)	(2)	(9)	(77)	(437)	(94)	(531)

Balance as of December 31, 2001	1,170	2,882	33	94	1,367	5,546	1,415	6,961

      Proved developed reserves as of (millions of barrels):

December 31, 1999	649	286	10	72	394	1,411	1,552	2,963
December 31, 2000	824	1,156	9	69	416	2,474	1,023	3,497
December 31, 2001	870	1,128	6	53	530	2,587	858	3,445

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Natural Gas (Billions of Cubic feet)

							Equity
							Affiliates
			North		Rest of		and Non	Total
	Europe	Africa	America	Far East	world	Total	Consolidated	Group

French GAAP basis

Balance as of January 1, 1999	2,027	768	—	6,207	970	9,971	1,603	11,574
Revisions of previous estimates	(97)	(55)	(101)	649	141	537	16	553
Extensions, discoveries and other	268	—	109	—	354	731	100	831
Acquisitions of reserves in place	930	—	406	81	—	1,417	—	1,417
Sales of reserves in place	(24)	—	(29)	—	(50)	(102)	—	(102)
Production for the year	(231)	(37)	(69)	(302)	(77)	(717)	(54)	(771)

Balance as of December 31, 1999	2,873	676	316	6,635	1,338	11,837	1,665	13,502
Revisions of previous estimates	510	(135)	26	8	176	585	2	587
Extensions, discoveries and other	97	236	98	109	734	1,274	75	1,349
Acquisitions of reserves in place	4,661	1,715	228	148	—	6,753	—	6,753
Sales of reserves in place	(66)	—	(45)	—	—	(111)	—	(111)
Production for the year	(654)	(122)	(88)	(353)	(91)	(1,308)	(67)	(1,375)

Balance as of December 31, 2000	7,421	2,370	535	6,547	2,157	19,030	1,675	20,705
Revisions of previous estimates	122	863	(5)	170	67	1,217	97	1,314
Extensions, discoveries and other	118	746	87	74	307	1,332	—	1,332
Acquisitions of reserves in place	—	—	—	—	80	80	—	80
Sales of reserves in place	(20)	—	—	—	—	(20)	—	(20)
Production for the year	(675)	(134)	(81)	(407)	(104)	(1,401)	(81)	(1,482)

Balance as of December 31, 2001	6,966	3,845	536	6,384	2,507	20,238	1,691	21,929

      Proved developed reserves as of (billions of cubic feet):

December 31, 1999	2,690	676	243	4,569	654	8,832	1,665	10,497
December 31, 2000	5,336	1,555	334	4,089	701	12,015	1,675	13,690
December 31, 2001	5,185	1,287	294	3,800	934	11,500	1,660	13,160

      Company’s net share in proved reserves of equity affiliates as of:

Year ended December 31, 1999	838
Year ended December 31, 2000	871
Year ended December 31, 2001	900

      Nota: the Company’s share in the proved reserves accounted for by the cost method is as follows:

Year ended December 31, 1999	827
Year ended December 31, 2000	804
Year ended December 31, 2001	791

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Natural Gas (Billions of Cubic feet)

							Equity
							Affiliates
			North		Rest of		and Non	Total
	Europe	Africa	America	Far East	world	Total	Consolidated	Group

US GAAP basis
Balance as of January 1, 1999	2,027	768	—	6,207	970	9,971	1,603	11,574
Revisions of previous estimates	(97)	(55)	(101)	649	141	537	16	553
Extensions, discoveries and other	268	—	109	—	354	731	100	831
Acquisitions of reserves in place	889	—	370	81	—	1,340	—	1,340
Sales of reserves in place	(24)	—	(29)	—	(50)	(103)	—	(103)
Production for the year	(190)	(37)	(33)	(302)	(77)	(639)	(54)	(693)

Balance as of December 31, 1999	2,873	676	316	6,635	1,338	11,837	1,665	13,502
Revisions of previous estimates	510	(135)	26	8	176	585	2	587
Extensions, discoveries and other	97	236	98	109	734	1,274	75	1,349
Acquisitions of reserves in place	4,661	1,715	228	148	—	6,753	—	6,753
Sales of reserves in place	(66)	—	(45)	—	—	(111)	—	(111)
Production for the year	(654)	(122)	(88)	(353)	(91)	(1,308)	(67)	(1,375)

Balance as of December 31, 2000	7,421	2,370	535	6,547	2,157	19,030	1,675	20,705
Revisions of previous estimates	122	863	(5)	170	67	1,217	97	1,314
Extensions, discoveries and other	118	746	87	74	307	1,332	—	1,332
Acquisitions of reserves in place	—	—	—	—	80	80	—	80
Sales of reserves in place	(20)	—	—	—	—	(20)	—	(20)
Production for the year	(675)	(134)	(81)	(407)	(104)	(1,401)	(81)	(1,482)

Balance as of December 31, 2001	6,966	3,845	536	6,384	2,507	20,238	1,691	21,929

      Proved developed reserves as of (billions of cubic feet):

December 31, 1999	2,690	676	243	4,569	654	8,832	1,665	10,497
December 31, 2000	5,336	1,555	334	4,089	701	12,015	1,675	13,690
December 31, 2001	5,185	1,287	294	3,800	934	11,500	1,660	13,160

      Company’s net share in proved reserves of equity affiliates as of:

Year ended December 31, 1999	838
Year ended December 31, 2000	871
Year ended December 31, 2001	900

      Nota: the Company’s share in the proved reserves accounted for by the cost method is as follows:

Year ended December 31, 1999	827
Year ended December 31, 2000	804
Year ended December 31, 2001	791

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

Standardized measure of discounted future net cash flows

      The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

1.	Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions.

2.	The estimated future cash flows from proved reserves are determined based on year-end prices, except in those instances where fixed and determinable price escalations are included in existing contracts.

3.	The future cash flows are reduced by estimated production costs (including transportation costs and production taxes), future development costs and abandonment costs. All estimates are based on year-end economic conditions.

4.	Future income taxes are computed by applying the year-end statutory tax rate to future net cash flows after consideration of permanent differences and future income tax credits.

5.	Future net cash flows are discounted at 10 percent in accordance with FASB No. 69.

      The standardized measure of discounted future net cash flows does not necessarily reflect the expectations of real revenues from these reserves, nor their present value; hence, they do not constitute criteria of investment decision. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

      The following is the projected standardized measure of discounted future net cash flows relating to proved oil and gas reserves:

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in million Euros (“€ M”))
French GAAP and US GAAP basis
December 31, 1999
Future cash inflows	23,880	13,703	1,019	21,213	27,936	87,752
Future production costs	(7,401)	(4,840)	(164)	(2,838)	(6,943)	(22,186)
Future development costs	(1,526)	(2,154)	(95)	(1,895)	(3,122)	(8,792)

Future net cash flows, before income taxes	14,953	6,709	760	16,480	17,871	56,774
Future income taxes	(9,151)	(1,640)	(261)	(7,366)	(5,922)	(24,340)

Future net cash flows, after income taxes	5,802	5,070	499	9,114	11,949	32,433
Discount at 10%	(1,876)	(2,357)	(146)	(4,758)	(6,695)	(15,833)

Standardized measure of discounted future net cash flows	3,926	2,713	353	4,356	5,254	16,601

December 31, 2000
Future cash inflows	55,763	66,026	5,779	23,464	32,918	183,950
Future production costs	(6,983)	(12,219)	(290)	(3,508)	(8,110)	(31,110)
Future development costs	(3,947)	(9,196)	(680)	(2,340)	(3,047)	(19,210)
Future net cash flows, before income taxes	44,833	44,611	4,809	17,616	21,761	133,630

Future income taxes	(24,510)	(27,969)	(1,318)	(7,809)	(10,043)	(71,649)

Future net cash flows, after income taxes	20,323	16,642	3,491	9,807	11,718	61,981
Discount at 10%	(7,958)	(8,014)	(1,159)	(5,034)	(6,271)	(28,436)

Standardized measure of discounted future net cash flows	12,365	8,628	2,332	4,773	5,447	33,545

December 31, 2001
Future cash inflows	48,279	60,535	2,356	20,072	25,636	156,878
Future production costs	(7,628)	(12,452)	(478)	(3,386)	(7,183)	(31,127)
Future development costs	(5,691)	(10,687)	(741)	(2,776)	(2,964)	(22,859)
Future net cash flows, before income taxes	34,960	37,396	1,137	13,910	15,489	102,892
Future income taxes	(19,818)	(22,449)	(106)	(6,281)	(4,271)	(52,925)

Future net cash flows, after income taxes	15,142	14,947	1,031	7,629	11,218	49,967
Discount at 10%	(4,909)	(7,464)	(434)	(3,779)	(5,587)	(22,173)

Standardized measure of discounted future net cash flows	10,233	7,483	597	3,850	5,631	27,794

      Company’s net share of equity investees’ standardized measure of discounted future net cash flows as of:

Year ended December 31, 1999	1,751
Year ended December 31, 2000	2,511
Year ended December 31, 2001	2,247

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

Changes in the standardized measure of discounted future net cash flows

      The following table reflects the changes in standardized measure of discounted future net cash flows for each of the years 2001, 2000 and 1999:

	2001	2000	1999

	(Amounts in million euros (“€ M”))
French GAAP
Consolidated:
Beginning of year	33,545	16,601	4,802
Sales and transfers, net of production costs	(12,220)	(13,250)	(3,056)
Net change in sales and transfer prices, net of production costs	(11,190)	11,867	10,338
Extensions, discoveries and improved recovery, net of future production and development costs	932	2,065	3,767
Changes in estimated future development costs	(2,285)	(1,019)	(770)
Previously estimated development costs incurred during the year	4,145	4,062	1,321
Revisions of previous quantity estimates	(235)	1,965	(12)
Accretion of discount	3,355	3,008	763
Net change in income taxes	11,734	(4,688)	(5,704)
Purchases of reserves in place	(5)	13,559	3,548
Sales of reserves in place	18	(625)	(310)
Changes in production rates (timing) and other	—	—	1,914

End of year	27,794	33,545	16,601

US GAAP basis
Consolidated:
Beginning of year	33,545	16,601	4,802
Sales and transfers, net of production costs	(12,220)	(13,250)	(2,786)
Net change in sales and transfer prices, net of production costs	(11,190)	11,867	10,338
Extensions, discoveries and improved recovery, net of future production and development costs	932	2,065	3,767
Changes in estimated future development costs	(2,285)	(1,019)	(770)
Previously estimated development costs incurred during the year	4,145	4,062	1,321
Revisions of previous quantity estimates	(235)	1,965	(12)
Accretion of discount	3,355	3,008	763
Net change in income taxes	11,734	(4,688)	(5,704)
Purchases of reserves in place	(5)	13,559	3,356
Sales of reserves in place	18	(625)	(310)
Changes in production rates (timing) and other	—	—	1,836

End of year	27,794	33,545	16,601

REPORT OF INDEPENDENT AUDITORS

      To the Shareholders and the Board of Directors of Total Fina Elf S.A.

      Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. This Valuation and Qualifying Account schedule listed in the index above is the responsibility of the Company’s management and is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ KPMG S.A.	/s/ BARBIER FRINAULT & AUTRES

KPMG S.A.	BARBIER FRINAULT & AUTRES (Ernst & Young Network)

Paris, France

March 13, 2002

SCHEDULE II

TOTALFINAELF

VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Changes in	Charged to		Balance at
	beginning of	reporting	costs and		end of
	period	entity	expenses	Deductions	period

	(Amounts in millions euros (“€ M”))
VALUATION AND QUALIFYING ACCOUNTS DEDUCTED FROM THE RELATED ASSETS ACCOUNTS
2001
Investments and other non current assets	1,292	278	363	233	1,700	(1)
Inventories	429	3	100	180	352
Accounts receivable	546	(15)	155	129	557
Marketable securities	—	—	—	—	—
Other current assets	50	4	11	9	56

Total	2,317	270	629	551	2,665

2000
Investments and other non current assets	332	926	148	114	1,292	(1)
Inventories	102	192	202	67	429
Accounts receivable	271	181	185	91	546
Marketable securities	—	10	—	10	—
Other current assets	17	26	16	9	50

Total	722	1,335	551	291	2,317

1999
Investments and other non current assets	275	49	41	33	332	(1)
Inventories	60	34	34	26	102
Accounts receivable	251	89	85	154	271
Marketable securities	—	—	—	—	—
Other current assets	8	3	7	1	17

Total	594	175	167	214	722

LONG-TERM LIABILITIES
2001
Reserve for crude oil price changes	2,589	19	24	1,432	1,200
Employee benefits	3,669	512	423	1,249	3,355
Other liabilities and deferred income taxes	10,707	313	2,804	1,470	12,354

Total	16,965	844	3,251	4,151	16,909

2000
Reserve for crude oil price changes	1,147	602	881	41	2,589
Employee benefits	805	3,278	765	1,179	3,669
Other liabilities and deferred income taxes	3,259	6,158	2,812	1,522	10,707

Total	5,211	10,038	4,458	2,742	16,965

SCHEDULE II

TOTALFINAELF

VALUATION AND QUALIFYING ACCOUNTS — (Continued)

	Balance at	Changes in	Charged to		Balance at
	beginning of	reporting	costs and		end of
	period	entity	expenses	Deductions	period

	(Amounts in millions euros (“€ M”))
1999
Reserve for crude oil price changes	1	16	1,162	32	1,147
Employee benefits	507	339	120	161	805
Other liabilities and deferred income taxes	1,617	1,304	917	579	3,259

Total	2,125	1,659	2,199	772	5,211

(1)	The breakdown between investments and other non current assets is as follows:

	As of December 31,

	2001	2000	1999

Investments	712	738	173
Other non current assets	988	554	159

	1,700	1,292	332

EXHIBIT INDEX

Exhibit
Number	Description

1.	Statuts of Total Fina Elf S.A. (containing amendments through May 7, 2002)
2.	List of Subsidiaries (see Note 29 to the Consolidated Financial Statements included in this Annual Report)
3.	Consent of Barbier Frinault & Autres (Ernst & Young Network)
4.	Consent of KPMG S.A.