Form 20-F
period 2002-12-31
TOTAL FINA ELF SA
filed 2003-04-04
CIK 879764

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
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

          687,190,510 Shares, nominal value € 10 each, as of December 31, 2002

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
EXCHANGE RATE INFORMATION
RISK FACTORS
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
C.BOARD PRACTICES
D.EMPLOYEES
E.SHARE OWNERSHIP
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.MAJOR SHAREHOLDERS
B.RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
A.CONSOLIDATED STATEMENTS AND OTHER SUPPLEMENTAL INFORMATION
B.SIGNIFICANT CHANGES
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
A.MEMORANDUM AND ARTICLES OF ASSOCIATION
B.MATERIAL CONTRACTS
C.EXCHANGE CONTROLS
D.TAXATION
E.DIVIDENDS AND PAYING AGENTS
F.DOCUMENTS ON DISPLAY
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. [Reserved]
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
Charters & Bylaws
Consent of Barbier Frinault & Autres
Consent of KPMG S.A.

i

		Page

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	92
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	92
Item 15.	Controls and Procedures	92
Item 16.	[Reserved]	93
PART II
Item 17.	Financial Statements	93
Item 18.	Financial Statements	93
Item 19.	Exhibits	93

Basis of Presentation

      In general, financial information included in this Annual Report is presented according to French GAAP and accordingly reflects the pooling of interest method for the acquisition of Elf Aquitaine beginning with fiscal year 2000, as well as for the acquisition of PetroFina in 1999 (Article 215 of Rule 99-02 of the French Accounting Rule Committee).

Statements Regarding Competitive Position

      Statements made in “Item 4. Information on the Company” referring to TotalFinaElf’s competitive position are based on the Company’s belief, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and TotalFinaElf’s internal assessments of market share based on publicly available information about the financial results and performance of market participants.

Additional Information

      This Annual Report on Form 20-F reports information primarily regarding TotalFinaElf’s business and operations and financial information relating to the fiscal year ended December 31, 2002. For more recent updates regarding TotalFinaElf, you may read and copy any reports, statements or other information TotalFinaElf files with the Securities and Exchange Commission. All of TotalFinaElf’s Securities and Exchange Commission filings made after December 31, 2001 are available to the public at the Securities and Exchange Commission web site at http://www.sec.gov and from certain commercial document retrieval services. Our website at http://www.totalfinaelf.com includes information about our businesses and also includes recent press releases and other publications of TotalFinaElf, including some of our filings with the Securities and Exchange Commission made prior to December 31, 2001. See also “Item 10. Additional Information — E. Documents on Display”.

CERTAIN TERMS

      Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The total area, expressed in acres, over which TotalFinaElf has interests in exploration or production. “Net acreage” is TotalFinaElf’s interest, expressed in acres, in the relevant exploration or production area.

“ADRs”	American Depositary Receipts evidencing ADSs.

“ADSs”	American Depositary Shares representing the Shares.

“barrels”	Barrels of crude oil, including condensate and natural gas liquids.

“Company”	Total Fina Elf S.A. and its subsidiaries and affiliates.

“condensate”	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil, including condensate and natural gas liquids.

“Group”	Total Fina Elf S.A. and its subsidiaries and affiliates. The terms Company and Group are used interchangeably.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“proved reserves”	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions.

“proved developed reserves”	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“proved undeveloped reserves”	Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

“Shares”	Ordinary shares of the Company, nominal value € 10 each.

“TotalFinaElf”	Total Fina Elf S.A. and its subsidiaries and affiliates. We use such term interchangeably with “Company” and “Group”. When we refer to the parent holding company alone, we use the term “Total Fina Elf S.A.”.

ABBREVIATIONS

b	barrel	k	thousand
cf	cubic feet	M	million
boe	barrel of oil equivalent	B	billion
t	metric ton	T	trillion
cm	cubic meter	W	watt
/y	per year	€	euro
/d	per day

CONVERSION TABLE

1 acre	= 0.405 hectares
1 b	= 42 U.S. gallons
1 boe	= 1 b of crude oil	= 5,446 cf of gas in 2000 5,458 cf of gas in 2001 and 5,483 cf of gas in 2002(1)
1 b/d of crude oil	= approximately 50 t/y of crude oil
1 cubic meter	= 35.3147 cf
1 kilometer	= approximately 0.62 miles
1 ton	= 1 t	= 1,000 kilograms (approximately 2,205 pounds)
1 ton of crude oil	= 1 t of crude oil	= approximately 7.5b of crude oil (assuming a specific gravity of 37 API)
1 t of LNG	= approximately 8.9 boe	= approximately 48 mcf of gas
1 Mt/y LNG		= approximately 133 Mcf/d

(1)	Natural gas is converted to barrels of oil equivalent using a ratio of cubic feet of natural gas per one barrel. This ratio is based on the actual average equivalent energy content of the Company’s natural gas reserves during the applicable periods, and is subject to change. The tabular conversion rate is applicable to the Company’s natural gas reserves on a group-wide basis.

v

Cautionary Statement Concerning Forward-Looking Statements

      TotalFinaElf has made certain forward-looking statements in this document and in the documents referred to in, or incorporated by reference into, this Annual Report. Such statements are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of TotalFinaElf and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TotalFinaElf, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “estimates” or similar expressions.

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

      You should understand that various factors, in addition to those discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TotalFinaElf and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TotalFinaElf, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	the success of the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TotalFinaElf;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TotalFinaElf;

•	the ability of TotalFinaElf to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TotalFinaElf;

•	the ability to generate cash flows or obtain financing to fund growth and the cost of such financing;

•	the ability to obtain regulatory approvals;

•	the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions, including international armed conflict, and trade and regulatory matters;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TotalFinaElf; and

•	the risk that TotalFinaElf will inadequately hedge the price of crude oil and finished products.

      For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, and “Item 5. Operating and Financial Review and Prospects”.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable

ITEM 3.     KEY INFORMATION

SELECTED FINANCIAL DATA

      The following table presents selected consolidated financial data for TotalFinaElf for the five-year period ended December 31, 2002. The historical financial statements of TotalFinaElf for this period, from which the financial data presented below for such period are derived, have been audited by Barbier Frinault & Autres (Ernst & Young Network) and KPMG S.A., independent public accountants and the Company’s auditors. All such data should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere herein.

      The presentation of financial information for 2000, 2001 and 2002 is made on the following basis: Pursuant to Article 215 of the 99-02 Rule of the French Accounting Rule Committee, the 1999 Total/ PetroFina and the 2000 TotalFina/Elf Aquitaine combinations have been treated as a pooling of interests under French generally accepted accounting principles (“French GAAP”). Under generally accepted accounting principles applicable in the United States (“U.S. GAAP”) both combinations are treated as purchases.

      The Company acquired the remaining shares of PetroFina in the first quarter of 2002 leading to a decrease in minority interests in that quarter (PetroFina was 99.6% owned as of December 31, 2000 and 2001).

Selected Consolidated Financial Data

	2002(1)	2002	2001	2000	1999	1998

	(in millions, except per share data)
INCOME STATEMENT DATA
Amounts in accordance with French GAAP
Sales	$107,667	€102,540	€105,318	€114,557	€42,178	€24,333
Operating Income	10,632	10,126	12,777	14,213	2,804	1,489
Net income	6,238	5,941	7,658	6,904	1,520	886
Earnings per Share(2)	9.37	8.92	11.05	9.76	4.32	3.61
Amounts in accordance with U.S. GAAP(3)
Net income-U.S. GAAP	$6,577	€6,264	€5,271	€5,638	€2,201	€752
Basic earnings per Share	10.08	9.60	7.73	8.07	7.26	3.13
CASH FLOW STATEMENT DATA(4)
Amounts in accordance with French GAAP
Cash flows provided by operating activities	$11,556	€11,006	€12,303	€13,389	€3,395	€2,528
Investments(5)	9,090	8,657	10,566	8,339	4,950	3,250

	2002(1)	2002	2001	2000	1999	1998

	(in millions, except per share data)
BALANCE SHEET DATA
Amounts in accordance with French GAAP (including Elf Aquitaine for 1999)
Total assets	$89,595	€85,329	€88,600	€85,174	€79,254	€23,165
Long-term debt	10,665	10,157	11,165	11,509	10,172	3,647
Minority interest	760	724	898	755	1,481	240
Shareholders’ equity	33,753	32,146	33,932	32,401	27,669	10,346
Amounts in accordance with U.S. GAAP
Shareholders’ equity	72,551	69,096	71,260	73,355	67,944	9,672
DIVIDENDS
Dividend per share	$4.31	€4.10	3.80	3.30	2.35	2.00

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on December 31, 2002 of $1.05 per €1.00.

(2)	Earnings per Share were computed based on the fully-diluted weighted average number of Shares of 666,067,982 in 2002, 693,180,285 in 2001, 707,121,871 in 2000, 351,447,045 in 1999 and 245,674,784 in 1998.

(3)	For information concerning the differences between French GAAP and U.S. GAAP, see Note 3 of the Notes to the Consolidated Financial Statements included elsewhere herein.

(4)	See Consolidated Statements of Cash Flow included in the Consolidated Financial Statements included elsewhere herein.

(5)	Consists of capital expenditures, exploration costs, subsidiaries acquired and loans granted.

EXCHANGE RATE INFORMATION

      On January 1, 1999, 11 of the 15 members of the European Union established fixed conversion rates between their existing local currencies and the euro, and adopted the euro as their common legal currency. On that date, the euro became available for currency trading on currency exchanges and non-cash transactions. The existing local currencies remained legal tender from January 1, 1999 through January 1, 2002 (the “transition period”). During the transition period, public and private parties were able to pay for goods and services using either the euro or the local currency. Beginning on January 1, 2002, euro-denominated notes and coins were issued for cash transactions. The Company has taken steps to ensure euro compliance in its accounting and information technology systems.

      For additional information regarding the introduction of the euro and the effects of currency fluctuations on TotalFinaElf’s results, see “Item 5. Operating and Financial Review and Prospects.”

      Most currency amounts in this Annual Report on Form 20-F are expressed in euros (“euros” or “€”) or in United States dollars (“dollars” or “$”). For the convenience of the reader, this Annual Report on Form 20-F presents certain translations into dollars of certain euro amounts. Unless otherwise stated, the translation of euros to dollars has been made at the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by The Federal Reserve Bank of New York (the “Noon Buying Rate”) for December 31, 2002, of $1.05 per €1.00 (or €0.95 per $1.00). Furthermore, unless otherwise stated, the translation of French francs (“francs” or “FRF”) into euros has been made at the rate of FRF 6.55957 to €1.00 (or €0.1525 to 1 FRF), as such exchange rate was permanently fixed on December 31, 1998.

      The following tables set out the average dollar/ franc exchange rate for 1998, based on the Noon Buying Rate expressed in francs per $1.00 and the average euro/dollar exchange rate for 1999 through 2002, based on the Noon Buying Rate expressed in dollars per €1.00. Such rates are not used by TotalFinaElf in preparation of its Consolidated Financial Statements included elsewhere herein. No representation is made that the franc or euro could have been converted into dollars at the rates shown or at any other rates for such periods or at such dates.

Dollar/Franc Exchange Rates

Year	Average Rate(1)

1998	FRF 5.90

Euro/Dollar Exchange Rates

Year	Average Rate(1)

1999	$1.06
2000	0.92
2001	0.89
2002	0.95

(1)	The average of the Noon Buying Rate for French francs, euros or U.S. dollars, as the case may be, on the last business day of each full month during the relevant year.

     The table below shows the high and low euro/dollar exchange rates for the previous six months based on the Noon Buying Rate expressed in dollar per €1.00.

Euro/Dollar Exchange Rates

Period	High	Low

October 2002	0.99	0.97
November 2002	1.02	0.99
December 2002	1.05	0.99
January 2003	1.09	1.03
February 2003	1.09	1.07
March 2003	1.11	1.05

      The Noon Buying Rate on March 31, 2003 for the dollar against the euro was $1.09 per €1.00.

RISK FACTORS

      The Group and its businesses are subject to various risks relating to changing competitive, economic, political, legal, social, industry, business and financial conditions. These conditions are described below and discussed in greater detail elsewhere, along with the Company’s approaches to managing certain of these risks, in this Annual Report, particularly under the heading “Item 4. Information on the Company — B. Business Overview — Other Matters” and under the heading “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Price fluctuations

      Oil, refined products, natural gas and chemical prices can vary as a result of changes in supply and demand for products, which may be global or limited to specific regions and influenced by factors such as economic conditions, weather conditions, geopolitical considerations or actions taken by major oil exporting countries.

Currency fluctuations

      The Group is present in many countries and territories throughout the world and is subject to risks from changes in currency values and exchange controls.

Drilling and production results

      The Group’s future oil and gas production is significantly dependent on successful drilling and well development. There are risks in this process in interpretation of geological and engineering data, project delay, cost overruns and technical, fiscal and other conditions.

Reserve estimates

      Information on oil and gas reserves is given below in “Supplemental Oil and Gas Information (Unaudited)”, following the Notes to the Consolidated Financial Statements. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgment and arbitrary determinations and is dependent, among other things, on the reliability of technical and economic data.

Loss of market

      The Group is subject to differing economic and financial market conditions in countries and regions throughout the world. There are risks to such markets from political or economic instability, as well as from industry competition.

Political risks

      The oil industry is particularly subject to regulation and intervention by governments throughout the world in matters related to exploration, production, operations, development, ownership and contract rights as well as the payment of royalties and taxes.

Environmental risks

      The Group is subject to a number of different environmental laws, regulations and reporting requirements. Costs are incurred for prevention, control, abatement or elimination of releases into the air and water, as well as in the disposal and handling of wastes at operating facilities. Expenditures of a capital nature include both remedial measures on existing plants and integral features of new plants.

Physical risks

      The Group’s assets are subject to risk from operational hazards, natural disasters and expropriation of property.

Legislative, fiscal and regulatory developments

      The Group’s operations are subject to risk of change in legislation, taxation and regulation. For exploration and production activities, these matters include land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

      TotalFinaElf, a French société anonyme incorporated on March 28, 1924, together with its subsidiaries and affiliates, is the fifth largest publicly-traded integrated oil and gas company in the world, with operations in more than 120 countries. TotalFinaElf engages in all aspects of the petroleum industry, including upstream operations (oil and gas exploration, development and production); downstream operations (refining and marketing); and the trading and shipping of crude oil and petroleum products. TotalFinaElf also produces base chemicals and polymers, intermediates and performance polymers and specialty chemicals for industrial and consumer use. In addition, TotalFinaElf has interests in coal mining and in the cogeneration and electricity sectors.

      The Company began its upstream operations in the Middle East in 1924. Since that time, the company has grown and expanded its operations worldwide. Most notably, in early 1999 the Company acquired control of PetroFina S.A. (“PetroFina” or “Fina”) and in early 2000, the Company acquired control of Elf Aquitaine S.A. (“Elf Aquitaine” or “Elf”), following which the Company changed its legal name to TOTAL FINA ELF S.A. The Company currently owns 99.4% of Elf Aquitaine shares and, since early 2002, 100% of PetroFina shares. Until June 1999, the Company operated under the name Total. From June 1999 to March 2000, the Company operated under the name TotalFina. From March 2000 until the present, the Company has operated under the name TotalFinaElf. The Company announced in February 2003 its intention to change its legal name to Total S.A., subject to approval by shareholders in May 2003, after which approval it will operate under the name Total.

      The Company’s strategy is to develop its Upstream segment, including reinforcing its position as one of the leaders in the worldwide natural gas and LNG markets, to consolidate its position in the Downstream segment in Europe, while developing its interests in rapidly growing markets (such as the Mediterranean Basin, Africa and Far East), and to rationalize its Chemicals segment giving priority to improving profitability and expanding its Base chemicals and polymers operations.

      The Company’s principal address is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France; its telephone number is 33.1.47.44.45.46 and its website address is www.totalfinaelf.com.

Basis of Presentation of Financial Information

      In general, financial information included in this Annual Report is presented according to French GAAP and accordingly reflects the pooling of interest method for the acquisition of Elf Aquitaine beginning with fiscal year 2000, as well as for the acquisition of PetroFina in 1999 (Article 215 of Rule 99-02).

B.  BUSINESS OVERVIEW

      TotalFinaElf’s worldwide operations are conducted through three business segments:

•	Upstream,

•	Downstream, and

•	Chemicals.

      The Upstream segment includes exploration, development and production activities, as well as TotalFinaElf’s coal and gas and power operations. The Downstream segment sells substantially all of the crude oil produced by TotalFinaElf, purchases most of the crude oil required to supply TotalFinaElf’s refineries, operates refineries and markets petroleum products worldwide through both retail and non-retail activities, and conducts TotalFinaElf’s bulk crude oil and gas trading. The Chemicals segment includes Base chemicals and polymers, which are linked to TotalFinaElf’s refining activities, Intermediates and performance polymers, as well as Specialties, which include rubber processing, resins, adhesives and electroplating.

      The table below gives information on the geographic breakdown of TotalFinaElf’s activities and is taken from Note 4 of the Notes to the Consolidated Financial Statements included in this Annual Report (presented in millions of euros).

					Far East
		Rest	North		and rest
	France	of Europe	America	Africa	of the world	Total

YEAR ENDED DECEMBER 31, 2002
Non-Group sales	20,649	35,531	12,013	4,240	30,107	102,540
Intangible assets and property, plant, and equipment, net	4,815	16,317	4,447	7,416	8,349	41,344
Gross expenditures	1,251	2,118	921	2,086	2,281	8,657

YEAR ENDED DECEMBER 31, 2001
Non-Group sales	22,053	36,520	8,885	4,276	33,584	105,318
Intangible assets and property, plant, and equipment, net	4,798	16,639	5,144	8,409	9,480	44,470
Gross expenditures	1,415	2,524	1,178	2,094	3,355	10,566

YEAR ENDED DECEMBER 31, 2000
Non-Group sales	25,858	35,911	10,389	4,121	38,278	114,557
Intangible assets and property, plant, and equipment, net	5,020	16,406	4,844	7,361	6,982	40,613
Gross expenditures	1,089	2,151	1,022	1,562	2,515	8,339

UPSTREAM

OVERVIEW OF UPSTREAM ACTIVITIES

      TotalFinaElf’s Upstream segment conducts all of the Company’s exploration and production, also known as “E&P”, activities. In 2002, this segment conducted exploration and production activities in 44 countries and produced hydrocarbons in 27 countries. (See “Presentation of Activities by Geographic Area” below.) The Company’s dual objectives for the Upstream segment are to sustain continued growth and to increase underlying profitability by concentrating primarily on large-scale, low-cost projects.

      The Upstream segment also includes the Company’s gas and power activities and manages the Company’s interests in LNG and LPG processing plants. Through the Upstream segment’s expanding Gas & Power business, a strategic focus of the Upstream segment is to emphasize natural gas along its entire value chain, not only the traditional E&P functions of development and production in the field, but also in its liquefaction, transportation, marketing, and use in power generation.

      The table below presents selected financial information for TotalFinaElf’s Upstream segment for the last three years.

UPSTREAM SEGMENT FINANCIAL DATA(1)

	For the Year Ended December 31,

	2002	2001	2000

	(in millions of euros)
Total segment sales (excluding sales to other segments)	16,225	14,365	11,108
Operating income excluding non-recurring items	9,309	9,022	10,113

(1)	See Note 4 of the Notes to the Consolidated Financial Statements included in this Annual Report for more detailed information on the Upstream segment and a geographical breakdown, together with a breakdown of non-recurring items.

Exploration and Development

      TotalFinaElf evaluates exploration opportunities based on a variety of geological, technical, political and economic factors (including taxes and concession terms), as well as projected oil and gas prices. Discoveries and extensions of existing discoveries accounted for approximately 53% of the 3,189 Mboe added to the Upstream segment’s net proved reserves during the three-year period ended December 31, 2002 (before deducting production and acquisitions/sales of reserves in place during this period). For further information concerning changes in TotalFinaElf’s net proved reserves at December 31, 2002, 2001, and 2000, see “Supplemental Oil and Gas Information (Unaudited) — Estimated net proved reserves of crude oil and natural gas” included elsewhere herein.

      Unless otherwise indicated, references to TotalFinaElf’s proved reserves, proved developed reserves, proved undeveloped reserves and production are to TotalFinaElf’s share of such reserves or production (net of any crude oil or natural gas taken by third parties as royalties in kind). Only the amount of TotalFinaElf’s net proved reserves of crude oil and natural gas that are estimated to be recoverable during the remaining terms of the appropriate concessions, production sharing agreements or buy-back contracts have been included, without taking into account any possible non-contractual renewals of such concessions or agreements.

      TotalFinaElf had an active exploration program in 2002 similar to that of 2001. Exploration expenditures in 2002 were 708 M€. Recent operations have been carried out in the United States, Nigeria, Angola, Kazakhstan, Libya, the United Kingdom, Norway, Congo, Colombia, Brazil, Trinidad and Tobago.

      Development costs of the Upstream segment for its proved reserves in 2002 amounted to more than 4.2 B€. Development activities were carried out principally in Nigeria, the United Kingdom, Angola, Iran, Venezuela, Indonesia, Qatar, Gabon, Congo, Russia and the Netherlands.

Reserves

      At December 31, 2002, TotalFinaElf’s combined proved reserves of crude oil and natural gas were 11,203 Mboe (of which 54% were proved developed reserves and 46% proved undeveloped reserves) compared to 10,978 Mboe of combined proved reserves as of December 31, 2001. Crude oil and condensates represented approximately 65% of these reserves and natural gas the remaining 35%. These reserves are located principally in Europe (Norway, United Kingdom, the Netherlands, France, and Italy), Africa (Nigeria, Angola, Algeria, Congo, Gabon, Libya, and Cameroon), the Far East (Indonesia, Thailand, Myanmar and Brunei), North America (United States), Middle East (United Arab Emirates, Oman, Iran, Qatar, Syria, and Yemen), South America (Venezuela, Argentina, Bolivia, Colombia, Trinidad and Tobago), and other countries of the world (Kazakhstan and Russia).

      The table below sets forth the amount of TotalFinaElf’s worldwide proved reserves as of the dates indicated (including both developed and undeveloped reserves).

NET PROVED RESERVES(1)

	Liquids	Natural gas	Combined
	(Mb)	(Bcf)	(Mboe)

December 31, 2000	6,960	20,705	10,762
Percent change from December 31, 1999	1.3%	2.2%	2.9%
December 31, 2001	6,961	21,929	10,978
Percent change from December 31, 2000	0%	5.9%	2.0%
December 31, 2002	7,231	21,575	11,203
Percent change from December 31, 2001	3.9%	-1.6%	2.0%

(1)	Includes TotalFinaElf’s proportionate share of the net proved reserves of equity affiliates and two companies (Oman LNG and Abu Dhabi Liquefaction Company) accounted for by the cost method. See “Supplemental Oil and Gas Information (Unaudited)” included elsewhere herein.

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

Production

      The Upstream segment’s average daily production of liquids and natural gas grew to 2,416 kboe/d in 2002 from 2,197 kboe/d in 2001. Liquids accounted for approximately 66% and natural gas accounted for approximately 34% of the segment’s combined liquids and natural gas production in 2002 on an oil equivalent basis.

      The table below sets forth by geographic area the Upstream segment’s average daily production of crude oil and natural gas for each of the last three years. In those countries where TotalFinaElf operates pursuant to a production sharing contract, TotalFinaElf’s production represents the quantities available to TotalFinaElf under those contracts.

PRODUCTION BY GEOGRAPHIC AREA

	2002			2001			2000

	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
Consolidated affiliates	(kb/d)	(Mcf/d)	kboe/d	(kb/d)	(Mcf/d)	kboe/d	(kb/d)	(Mcf/d)	kboe/d

Europe	464	2,230	873	417	1,852	759	398	1,786	729
France	11	176	43	11	181	43	12	183	44
Italy	1	—	1	1	3	1	1	8	2
Netherlands	1	351	62	1	402	71	1	410	73
Norway	280	651	400	257	508	352	243	458	331
United Kingdom	171	1,052	367	147	758	292	141	727	279

Africa	589	374	661	540	369	611	560	332	624

Algeria	52	205	92	49	208	89	51	191	87
Angola	158	—	158	96	—	96	94	—	95
Cameroon	15	—	15	16	—	16	16	—	16
Congo	103	—	103	110	—	110	121	—	121
Congo (DR)	—	—	—	—	—	—	2	—	2
Gabon	100	8	101	105	8	106	119	8	120
Libya	36	—	36	20	—	20	20	—	20
Nigeria	125	161	156	144	153	174	137	133	163

North America	5	214	45	7	221	49	9	240	54

United States	5	214	45	7	221	49	9	240	54

Far East	23	1,122	220	24	1,114	219	26	966	197

Brunei	1	52	11	1	51	10	1	51	10
Indonesia	17	731	154	18	739	155	20	689	147
Myanmar	—	150	18	—	129	16	—	42	5
Thailand	5	189	37	5	195	38	5	184	35

Rest of the world	273	359	338	208	283	259	172	250	218

Middle East	152	62	163	100	—	100	92	—	92

Iran	38	—	38	22	—	22	16	—	16
Qatar	34	4	35	17	—	17	18	—	18
Syria	54	58	64	32	—	32	26	—	26
U.A.E.	18	—	18	19	—	19	21	—	21
Yemen	8	—	8	10	—	10	11	—	11

South America	116	297	170	102	283	153	74	250	120

Argentina	14	249	59	15	243	59	14	232	56
Bolivia	—	24	5	—	15	3	—	—	—
Colombia	39	24	43	54	25	58	51	18	55
Venezuela	63	—	63	33	—	33	9	—	9

Others	5	—	5	6	—	6	6	—	6

Russia	5	—	5	6	—	6	6	—	6

Total consolidated production	1,354	4,299	2,137	1,196	3,839	1,897	1,165	3,574	1,822

Equity and non-consolidated affiliates
Africa	10	—	10	9	—	9	8	—	8
Middle East	225	233	269	249	222	291	260	184	294
Rest of the world	—	—	—	—	—	—	—	—	—

Total equity and non-consolidated affiliates	235	233	279	258	222	300	268	184	302

Worldwide production	1,589	4,532	2,416	1,454	4,061	2,197	1,433	3,758	2,124

      Consistent with industry practice, TotalFinaElf often holds a percentage interest in its acreage rather than a 100% stake, with the balance being held by other joint venture partners (which may include other oil companies, state oil companies or government entities). TotalFinaElf frequently acts as operator on acreage in which it holds an interest. See “Presentation of Activities by Geographic Area” below for descriptions of the principal producing fields of the Upstream segment.

      Substantially all of the crude oil production of the Upstream segment is sold to the Downstream segment, which in turn uses a portion in downstream operations and markets a portion of the production to customers throughout the world. See “Downstream — Trading and Supply”.

Sales of Natural Gas

      The majority of TotalFinaElf’s natural gas production is sold under long-term contracts; however, its North American production and part of its United Kingdom and Argentine production is sold mainly on a spot basis. The long-term contracts under which TotalFinaElf sells its natural gas and LNG production usually provide for a price related to, among other factors, average crude oil and other petroleum product prices as well as, in some cases, a cost of living index. Although the price of natural gas and LNG tends to fluctuate in line with crude oil prices, there is a delay before changes in crude oil prices are reflected in long-term natural gas prices. Because of the relation of the contract price of natural gas and crude oil prices, contract prices are not generally affected by short-term market fluctuations in the spot price of natural gas.

Presentation of Activities by Geographic Area

      The table below sets forth by geographic area TotalFinaElf’s principal producing fields, the year in which TotalFinaElf’s activities commenced, the type of production, and whether TotalFinaElf is operator of the field.

UPSTREAM

Main producing fields
at December 31, 2002

Main
			Main Group-operated	non-Group-operated
		Year of entry	producing fields	producing fields	Liquids
		into the country	(Group share %)(1)	(Group share %)	or Gas

Europe	France	1939	Lacq (100.00%)		L, G
	Netherlands	1964	Zuidwal (42.21%)		G
			Leeuwarden (92.78%)		G
			K6/ L7 (56.16%)		G
			L4a (55.66%)		G
			F15a (32.47%)		G
			K4a (50.00%)		G
			K4b/ K5a (26.06%)		G
			K5b (25.00%)		G
			J3a (30.00%)		G
			K1a (40.10%)		G
				Markham unitized field (14.75%)	G

UPSTREAM
Main producing fields
at December 31, 2002

Main
		Main Group-operated	non-Group-operated
	Year of entry	producing fields	producing fields	Liquids
	into the country	(Group share %)(1)	(Group share %)	or Gas

Norway	1965	Frigg (37.80%)		G
			Heimdal (26.33%)	G
			Ekofisk (39.90%)	L, G
			Eldfisk (39.90%)	L, G
			Embla (39.90%)	L, G
			Tor (48.20%)	L, G
			Oseberg (10.00%)	L, G
			Veslefrikk (18.00%)	L
			Troll (3.69%)	L, G
			Aasgard (7.65%)	L, G
			Snorre (5.95%)	L
			Valhall (15.72%)	L
			Hod (25.00%)	L
			Sleipner West (9.41%)	L, G
			Sleipner East (10.00%)	L, G
			Statfjord East (2.80%)	L
			Sygna (2.52%)	L
			Tordis (5.60%)	L
			Glitne (21.80%)	L
			Huldra (24.33%)	L, G
			Visund (7.65%)	L, G
			Vale (24.24%)	L, G
			Tune (20.00%)	L
			Vigdis (5.60%)	L
United Kingdom	1962	Alwyn North, Dunbar,		L, G
Ellon, Grant (100.00%)
		Nuggets (100.00%)		G
		Elgin-Franklin (46.17%)		L, G
		Otter (54.30%)		L
		Frigg (39.18%)		G
			Bruce (43.25%)	L, G
			Keith (25.00%)	L, G
			Markham unitized field (7.35%)	G
			ETAP (Mungo, Monan) (12.43%)	L, G
			Armada (12.53%)	G
			Alba (12.65%)	L
			Nelson (11.53%)	L

UPSTREAM
Main producing fields
at December 31, 2002

Main
			Main Group-operated	non-Group-operated
		Year of entry	producing fields	producing fields	Liquids
		into the country	(Group share %)(1)	(Group share %)	or Gas

Africa
	Algeria	1952		Tin Fouye Tabankort (35.00%)	L, G
				Hamra (100.00%)	L
	Angola	1953	Blocks 3-80, 3-85, 3-91 (50.00%)		L
			Girassol (Block 17) (40.00%)		L
				Block 2-85 (27.50%)	L
				Kuito (Block 14) (20.00%)	L
				Cabinda (Block 0) (10.00%)	L
	Cameroon	1951	Ekoundou (15.30%)		L
			Kombo (15.30%)		L
				Mokoko (7.00%)	L
	Congo	1928	Likouala (65.00%)		L
			Tchibouela (65.00%)		L
			Tchibeli (65.00%)		L
			Tchendo (65.00%)		L
			Yanga (55.25%)		L
			Sendji (55.25%)		L
			Nkossa (51.00%)		L
				Loango (50.00%)	L
				Zatchi (35.00%)	L
	Gabon	1928	Avocette, Coucal (57.50%)		L
			Hylia, Vanneau (75.00%)		L
			Anguille, Torpille (100.00%)		L
			Gonelle (100.00%)		L
			Atora (40.00%)		L
			Baudroie Marine (50.00%)		L
				Rabi (47.50%)	L
	Libya	1959	Mabruk (75.00%)		L
				El Sharara (7.50%)	L
	Nigeria	1962	OML 57 (40.00%)		L
			OML 58 (40.00%)		L, G
			OML 100 (40.00%)		L
			OML 102 (40.00%)		L
				SPDC fields (10.00%)	L, G

UPSTREAM
Main producing fields
at December 31, 2002

				Main
			Main Group-operated	non-Group-operated
		Year of entry	producing fields	producing fields	Liquids
		into the country	(Group share %)(1)	(Group share %)	or Gas

Far East
	Brunei	1987	Maharaja Lela
			Jamalulalam (37.50%)		L, G
	Indonesia	1968	Handil (50.00%)		L, G
			Bekapai (50.00%)		L, G
			Peciko (50.00%)		L, G
			Tambora/ Tunu (50.00%)		L, G
				Nilam (9.29%)	L, G
	Myanmar	1992	Yadana (31.24%)		G
	Thailand	1990		Bongkot (33.33%)	L, G
North America
	United States	1964	Virgo (64.00%)		G
			Aconcagua (50.00%)		G
			MacAllen-Pharr (96.00%)		G
			Slick Ranch (89.00%)		G
			Bethany (90.00%)		G
				Camden Hills (16.67%)	G
				MacAllen-Ranch (19.00%)	G
Rest of the World
Middle East
	Abu Dhabi	1939	Abu Al Bu Khoosh (75.00%)		L
				Abu Dhabi offshore (13.33%)	L(2)
				Abu Dhabi onshore (9.50%)	L(3)
	Dubai	1954		Dubai offshore (27.50%)	L(4)
	Iran	1954	Dorood (55.00%)		L(7)
				Sirri (60.00%)	L(5)
				South-Pars 2&3	L, G
				(40.00%)	(6)
	Oman	1937		Various fields onshore (4.00%)	L(8)
	Qatar	1938	Al Khalij (100.00%)		L
				North Field (20.00%)	L, G

UPSTREAM
Main producing fields
at December 31, 2002

				Main
			Main Group-operated	non-Group-operated
		Year of entry	producing fields	producing fields	Liquids
		into the country	(Group share %)(1)	(Group share %)	or Gas

	Syria	1988	Jafra/ Qahar (50.00%)		L
				Deir Ez Zor Gaz (50.00%)	L, G
	Yemen	1987	Kharir/Atuf (28.57%)		L
				Jannah permit (Block 5) (15.00%)	L
South America
	Argentina	1978	Aguada Pichana (27.27%)		L, G
			San Roque (24.71%)		L, G
			Canadon Alfa (37.50%)		L, G
			Hidra (37.50%)		L
			Argo (37.50%)		L
	Bolivia	1995		San Alberto (15.00%)	G
				Sabalo (15.00%)	G
	Colombia	1973		Cusiana (19.00%)	L, G
				Cupiagua (19.00%)	L
	Venezuela	1981	Jusepin (55.00%)		L
				Zuata (Sincor) (47.00%)	L
Others
	Russia	1989	Kharyaga (50.00%)		L

(1)	The Group’s financial interest in the local entity is about 100% in all cases except Elf Gabon (57.9%), Cameroon (75.8%), and certain entities in Abu Dhabi and Oman (see notes 2 through 8 below).

(2)	Via ADMA (equity affiliate), TotalFinaElf has a 13.33% interest and participates in the operating company, Abu Dhabi Marine Operating Company.

(3)	Via ADPC (equity affiliate), TotalFinaElf has a 9.5% interest and participates in the operating company, Abu Dhabi Company for Onshore Oil Operation.

(4)	TotalFinaElf has a 25% indirect interest via Dubai Marine Areas (equity affiliate) plus a 2.5% direct interest via Total Service Golfe.

(5)	TotalFinaElf has transferred operatorship to NIOC for the Sirri A and E fields. The Group has a 60% interest in the foreign consortium.

(6)	TotalFinaElf is the operator for phases 2&3 of the South-Pars field. The Group has a 40% interest in the foreign consortium.

(7)	TotalFinaElf is the operator of the development of Dorood field with a 55% interest in the foreign consortium.

(8)	Via POHOL (equity affiliate), TotalFinaElf has a 4% interest in the operator, Petroleum Development Oman LLC. TotalFinaElf also has a 5.54% interest in the Oman LNG facility.

PRINCIPAL ACTIVITIES

EUROPE

      TotalFinaElf’s average daily production in Europe was 873 kboe/d in 2002, representing 36% of its 2002 production.

France

      TotalFinaElf, from its main gas fields in Southwest France, Lacq-Meillon (TotalFinaElf-operated 100%), as well as from several small gas and oil fields in the same region and in the Paris Basin, produced in 2002 the same level of hydrocarbons as in 2001 (43 kboe/d). Substantial quantities of sulfur and other products obtained from the gas fields are processed at the Lacq plant.

Italy

      TotalFinaElf took advantage of the opportunity to acquire operatorship of the Gorgoglione concession, which bears significant heavy oil reserves in deep reservoir, in July 2002 by buying ENI’s interests. A development plan of the Tempa Rossa field in the Gorgoglione concession is under review. A long-term test on one well (Perticara 1) was carried out during the year.

Netherlands

      TotalFinaElf is the second-largest gas operator in the Netherlands with operated production of 123 kboe/d and a net of 62 kboe/d in 2002. After the K1A platform installation in 2001, the first phase of this development was completed by year-end 2002 with the phased start up of three wells, between January and December. A production plateau of 20 kboe/d is anticipated for 2003. Compression facilities required to maintain production in the K4-K5 area (K5 TC) were installed during 2002. The K5PK platform was put in place early August and “gas in” of the first compression train was performed in December 2002.

Norway

      Output from the largest contributor to the Group’s oil and gas production, Norway, rose by 14% over 2001, reaching 400 kboe/d in 2002 of which 178 kboe/d came from Ekofisk (TotalFinaElf 39.9%). Vale (TotalFinaElf 24.2%) and Tune (TotalFinaElf 20%) fields started production in May and November 2002, respectively. The approval of the Skirne and Byggve fields development (TotalFinaElf-operated 40%) was received in July 2002 for a production start-up in 2004.

      The Vigdis extension in the Tampen area (TotalFinaElf 5.6%), the Alpha North development in the Sleipner area (TotalFinaElf 9.4%) and the gas development of the Visund field (TotalFinaElf 7.7%) were approved in 2002 and the production start-up of these assets is planned by the end of 2003, 2004 and 2005 respectively. Construction of the Snohvit natural gas and LNG project (TotalFinaElf 18.4%), approved in early 2002, has started and LNG shipping arrangements have been finalized. The appraisal well on Tyrihans, finalized mid-November 2002, confirmed the size of the field. The Group sold its 18% interest in the Veslefrikk field.

      Since October 1, 2002 TotalFinaElf has been commercializing directly its own produced gas, following the abolishment of the centralized Norwegian gas sales committee. Since January 1, 2003 all the assets of gas transportation in Norway have been brought together in one joint-venture (Gassled) in which TotalFinaElf has a 9.04% interest.

Romania

      The Neptune Block was relinquished in 2002 due to the absence of prospects after data from the 2001 seismic campaign was evaluated.

United Kingdom

      TotalFinaElf’s net production from the UK North Sea amounted to 367 kboe/d increasing by 26% compared to the previous year.

      The SW Seymour exploration well (TotalFinaElf 25%), drilled from the Armada platform, encountered oil and gas in Jurassic reservoirs (Fulmar and Pentland). The gas zone was being developed at the end of 2002. The Forvie North exploration well encountered a gas accumulation in Jurassic reservoirs (Brent). The discovery is being evaluated. The Otter field (TotalFinaElf-operated 54.3%) came into production in October 2002 with one well. The second well was being completed at the end of 2002 to bring the production to the level of 30 kboe/d in 2003 (100%). The Alba Extreme South field (TotalFinaElf 12.7%) came into production in October 2002. An additional accommodation module was installed on Dunbar. The development of the Nuggets N4 gas field was approved and the production is due to start in 2003. The Elgin-Franklin field (TotalFinaElf-operated 46.2%) began production in 2001 and produced satisfactorily over 200 kboe/d on average (100%).

AFRICA

      TotalFinaElf’s average daily production in Africa was 671 kboe/d in 2002, up 8% from 620 kboe/d in 2001, (including its proportionate share of the production of equity affiliates) representing 28% of its 2002 total production. TotalFinaElf has major exploration and production activities in North Africa and Western Africa, particularly in the countries bordering on the Gulf of Guinea.

Algeria

      The Company’s average production of 98 kboe/d in 2002 came from the Hamra and Tin Fouye Tabankort fields and from its interests in Cepsa in the RFK and Ourhoud fields. In 2002, TotalFinaElf obtained a permit in Timimoun Basin on the Blocks 325a and 329. Exploration works began on Rhourde El Sid permit, in Birkine basin. Production start-up of Ourhoud took place in December 2002 and is expected to rise to 230 kb/d in 2003.

Angola

      TotalFinaElf’s average production increased by 65% in 2002 to 162 kboe/d, coming primarily from Block 17 (TotalFinaElf-operated 40%), Block 0 (TotalFinaElf 10%) and Block 3 (TotalFinaElf-operated 50%). On the deep-water Block 17, the first phase of the Girassol field development was successfully achieved with a rapid ramp up and a sustained plateau at 200 kb/d. The connection of the Jasmim facilities to Girassol is expected in 2003. The Dalia and Rosa development studies are continuing. Zinia has been added in 2002 to the 12 previous discoveries on this block. On Block 14 (TotalFinaElf 20%), the completion of phase 2A on the Kuito field should allow maintenance of the current production level. The Gabela discovery in 2002 and the successful appreciation on Tombua and Landana indicate the potential of this block. Block 31 (TotalFinaElf 5%) also added a discovery with Plutão 1. The Group has confirmed its commitment to participate in the development study of an LNG project in Angola (TotalFinaElf 12%) in order to bring a satisfactory and economical solution to the gas valorization in the country.

Cameroon

      TotalFinaElf’s production in 2002 was 15 kboe/d. TotalFinaElf E & P Cameroon, a subsidiary of the Group, which is 20% owned by the National Oil Company (SNH, or Société Nationale d’Hydrocarbures) and 4.2% by minority shareholders, operates 65% of the country production and owns interests in the majority of the concessions of exploitation granted by the Republic of Cameroon.

Congo

      TotalFinaElf produced 103 kboe/d in 2002 and owns interests ranging from 15% to 65% in exploration and production licenses located mainly offshore, including the N’kossa field (TotalFinaElf-operated 51%) and the Tchibouela East field (TotalFinaElf 65%), which are its main producers. The license MTPS, which was to end in 2002, has been extended for one year. After appraisal of Moho Bilondo in 2001/2002, the Group submitted a development plan for approval by the authorities. A joint development area (ZIC) has been formed between South of Haute Mer permit and North of Angola Block 14 permit. The partners of both ventures are partners in the ZIC (TotalFinaElf 35.5%).

Gabon

      TotalFinaElf’s production in 2002 was 101 kboe/d. On certain licenses, a subsidiary of the Company, Elf Gabon, is associated with the Republic of Gabon and/or other international oil companies. Elf Gabon operates some thirty concessions, exploration and production licenses. TotalFinaElf’s major producing fields are the Rabi-Kounga field (TotalFinaElf 47.5%), the Avocette field (TotalFinaElf-operated 57.5%) and the Anguille and Torpille fields (TotalFinaElf-operated 100%). Elf Gabon shares, which are listed on Euronext Paris, are held by TotalFinaElf (58%), the Republic of Gabon (25%) and the general public (17%). In addition, Elf Gabon acquired in 2002 a 90% interest in the Block Mbinda and signed an operating contract which extended the Production Sharing Contracts of Baudroie, Baudroie North Marin, Baliste and Merou Sardine fields until 2013 with the possibility of extension for two periods of five years.

Libya

      TotalFinaElf’s production was 36 kboe/d in 2002 coming mainly from the Mabruk (TotalFinaElf-operated 75%) and the El Sharara fields (TotalFinaElf 7.5%). The development of structure B on Block C 137 (TotalFinaElf-operated 37.5%) continued and production is expected to start up in 2003 with a plateau rate of 35 kboe/d. Exploration works in the Murzuk basin (Block NC 191) have started. The seismic campaign has been completed. On Block NC 186 development of the A structure has been decided.

Morocco

      In 2002, in the Dakhla Offshore zone TotalFinaElf performed 8,000 km of 2D seismic survey.

Nigeria

      TotalFinaElf’s production was 156 kboe/d in 2002. The fields operated by TotalFinaElf in association with the Nigerian National Petroleum Corporation (NNPC 60%, TotalFinaElf 40%) accounted for about 44% of TotalFinaElf’s total Nigerian production in 2002. The rest of its production is coming from various concessions operated by the SNPC joint-venture (TotalFinaElf 10% interest). TotalFinaElf owns a 15% interest in NLNG (Nigerian Liquefaction Natural Gas) of which the first liquefaction train began operation in late 1999 and the second train started up in early 2000, doubling plant capacity to 6 Mt/y. Gross production from the first two existing trains was 6.07 Mt of LNG and 2.2 Mb of condensates in 2002. A third LNG train with a capacity of 2.9 Mt/y of LNG and 1 Mt/y of LPG was successfully built and started up in December 2002. The final investment decision to construct trains four and five together with a gas feeding project was made in March 2002. On the OPL 246 deep-water permit (TotalFinaElf 24%), the AKPO-1 discovery was confirmed with four positive appraisal wells. In shallow waters, development of the Amenam-Kpono field is nearly complete with a projected start-up date in 2003 and an expected production plateau of 125 Kboe/d. Amenam-Kpono straddles two unitized Blocks, OML 99 and OML 70. TotalFinaElf’s interest as operator is 30.4%. TotalFinaElf is also partner (12.5%) in the SNPECO Joint Venture on the deep offshore OML 118 permit in which a new major discovery, Bonga South West was made in 2001. Bonga field is expected to start producing by 2004. In addition, OPL 222 (TotalFinaElf-operated 20%) is under appraisal following the new Usan 1 oil discovery, confirmed by a Usan 2 discovery.

MIDDLE EAST

      TotalFinaElf’s net production in the Middle East (including its proportionate share of the production of equity affiliates) was 432 kboe/d in 2002, up from 391 kboe/d in 2001, representing 18% of its total 2002 production.

Iran

      TotalFinaElf has four buy-back contracts in Iran, its average daily production was 38 kboe/d in 2002. On the Sirri A&E fields (TotalFinaElf 60% interest of foreign consortium), the operations are now handled by the state-owned National Iranian Oil Company (NIOC). On the offshore South Pars gas and condensate field development (TotalFinaElf 40% interest in the foreign consortium) production began in March 2002, building toward a target plateau of 2 Bcf/d and 80 kb/d of condensate. Development of the Dorood field (TotalFinaElf-operated 55% interest in the foreign consortium) continued with the startup of the first production phase at 15 kb/d in April 2002. Development of the Balal oil field (TotalFinaElf-operated 46.8% interest in the foreign consortium) is close to its completion and the production started-up in January 2003.

Kuwait

      Kuwait Oil Company (KOC) extended to July 2004 TotalFinaElf’s contract to provide technical assistance and support for the upstream operations in the onshore part of KOC’s domain.

Oman

      The Oman LNG plant (TotalFinaElf 5.5%) increased production to 6.6 Mt in 2002 largely due to higher deliveries to Korea and Japan as well as increased spot sales. In early 2002, TotalFinaElf was awarded a 100% interest as operator in the 11,500 square kilometers Block 34 in the South of the Sultanate. TotalFinaElf owns a 4% interest in Petroleum Development Oman (PDO) which produced 48 kb/d in 2002 (Group share).

Qatar

      TotalFinaElf produced 58 kboe/d in Qatar in 2002. TotalFinaElf has a 20% interest in the upstream operations of Qatargas, which produces natural gas and condensate from one block of the offshore North Field, and a 10% interest in the Qatargas LNG facility. Three LNG trains produced 7.6 Mt in 2002 compared to 7.2 Mt in 2001. A project is ongoing to increase plant capacity to 9.2 Mt/y by 2006. In December 2001, an agreement was signed with Qatar Petroleum to produce and sell 2 Bcf/d of Qatari gas produced by the Dolphin Project (TotalFinaElf 24.5%) for 25 years starting in 2006. The gas will be produced in Qatar from the North Field and transported to the United Arab Emirates through a 380 kilometer gas pipeline. The Dolphin Project is expected to cost $3.5 B. On the Alkhalij field (TotalFinaElf-operated share increased to 100%), a second development phase has increased the field production capacity from 25 kb/d to 60 kb/d. The development of a third phase which will further increase the production capacity to 80kb/d has begun.

Syria

      TotalFinaElf produces oil from the Jafra/ Qahar fields (TotalFinaElf 50%). In 2002, oil production from the Deir Ez Zor permit (TotalFinaElf 50%) totaled 50 kb/d. The Deir Ez Zor gas and condensate project (TotalFinaElf 50%) has been on stream since the end of 2001 to collect, process and transport approximately 175 Mcf/d of associated gas resulting from Deir Ez Zor permit. The project is expected to terminate associated gas flaring and reduces the green house gas emissions in the region.

Saudi Arabia

      TotalFinaElf has a 30% interest in an international consortium which was selected in 2001 to develop “Core Venture 3” of the Saudi Arabian Natural Gas Initiative. The project, which is subject to negotiations with the national government, is expected to include exploration activities of two areas of 140,000 and 50,000 square kilometers in Rub’al Khali, a feasibility study regarding development of the Kidan sour gas field, the construction of treatment and transport facilities for gas extracted from the Shaybah field, a petrochemical plant, a power station and a desalination facility located in Jubail.

United Arab Emirates

      TotalFinaElf’s activities are located in Abu Dhabi and Dubai where TotalFinaElf’s 2002 production reached 216 kboe/d. The Group’s fields are located onshore (Asab, Bab, Bu Hasa, Sahil and Shah) and offshore (Umm Shaif, Zakum, Abu Al Bukhoosh, and Fateh). In addition, TotalFinaElf has a 15% interest in Abu Dhabi Gas Industries (GASCO), which produces butane, propane and condensate from the associated gas produced from onshore fields. TotalFinaElf also has a 5% interest in Abu Dhabi Gas Liquefaction Company (ADGAS), which produces LNG, LPG and condensate from natural gas coming from offshore fields, either non-associated gas or gas associated with oil production and a 30% interest in Ruwais Fertilizer Industries (FERTIL) which produces ammonia and urea from methane produced by ADNOC . In 2000, a consortium formed of TotalFinaElf and Tractebel was chosen to lead the $1.5 B Taweelah A1 power desalination project. See “Electricity and Cogeneration” below for further information about this project.

Yemen

      The East Shabwa permit (TotalFinaElf-operated 28.57%) produced 25 kb/d in 2002 and the Jannah permit (TotalFinaElf 15%) 41 kb/d in 2002 in 100%. TotalFinaElf is the main shareholder with a 42.92% stake in the Yemen LNG Company for which the Yemeni government has approved the export of 5.3 Mt/y LNG that is intended to be produced from the gas reserves in the Marib region. The agreement was renewed in June 2002 for a 4 year period.

ASIA (outside Middle East)

      TotalFinaElf’s net production in Asia averaged 220 kboe/d in 2002, representing 9% of its total 2002 production.

Brunei

      On Block B, in the deep offshore Brunei Darussalam area (TotalFinaElf-operated 37.5%), production from the Maharaja Lela Jamalulalam field was 23.5 kboe/d. The construction of the offshore compression project on one of the existing platforms was launched at the end of 2002 (start-up expected in 2005). Production reached 11 kboe/d (Group share) in 2002. A significant discovery of gas condensates was also made on Block B. TotalFinaElf is operator with a 60% interest in the 5,000 square kilometer deep offshore exploration Block J and the PSA was finalized at the beginning of 2003.

Indonesia

      In 2002, TotalFinaElf’s net production reached 154 kboe/d. TotalFinaElf’s operations in Indonesia are concentrated on the Mahakam permit (TotalFinaElf-operated 50%), which contains several fields, particularly Peciko and Tunu, the largest gas fields in the East Kalimantan area. TotalFinaElf’s natural gas production is supplied to PT BADAK, the Indonesian company which operates Bontang, the largest LNG plant in the world. This LNG is the subject of long-term contracts concluded with customers in Japan, Korea and Taiwan, primarily for use in their power stations. The total capacity of the eight liquefaction trains at the Bontang plant is 22 Mt/y. Nearly all Bontang’s capacity has been contracted until 2010. Currently, around 60% of the gas supplied to Bontang comes from TotalFinaElf-operated production on the Mahakam permit. This contribution is expected to increase to 70% by 2010. The development of the Peciko field continues with the implementation of Phase 3 (one additional platform was installed in 2002, and a third onshore treatment installation will be completed by mid-2003), and Phase 4 (two further platforms and onshore compression facilities). On the nearby Tunu field, a new phase of development started-up at the end of 2002 (compression facilities concerning the northern part of the field).

Malaysia

      TotalFinaElf acquired a 42.5% interest in the deep offshore Block F in 2001. A 3D seismic study was completed in 2002 and exploration work will commence in 2003.

Myanmar

      The Yadana field, located on Blocks M5 and M6 (TotalFinaElf-operated 31.2%), increased gas deliveries to PTT for the power plants in Thailand to 585 Mcf/d in 2002 (533 Mcf/d in 2001). TotalFinaElf also supplied 20 Mcf/d of gas to the domestic market. In 2002, TotalFinaElf’s net production amounted to 18 kboe/d.

Pakistan

      TotalFinaElf operates two 7,500 square kilometers ultra deep-sea exploration blocks in the Sea of Oman (TotalFinaElf-operated 95%) which are under review.

Thailand

      Long-term contracts provide for the sale to PTT plc (Thai national company) of all natural gas production from the Bongkot field (TotalFinaElf 33.33%). This gas is resold by PTT to several local users. All condensate produced from Bongkot is also sold to PTT. Phase 3B of Bongkot field development (2 new platforms) was completed in 2002, and Phase 3C (two new platforms including desulphuration facilities) is in progress. A new floating condensate storage will be put into service in January 2003. TotalFinaElf’s net production from Bongkot field was 37 kboe/d in 2002. In December 2002 PTT plc initiated a commercial discussion with TotalFinaElf regarding the mercury content of the Bongkot gas, even though the existing gas facilities are equipped to handle the matter and no mercury content specifications are included in the contract.

NORTH AMERICA

      TotalFinaElf’s net production in North America averaged 45 kboe/d in 2002 down slightly from 49 kboe/d, representing 2% of its total 2002 production.

Canada

      TotalFinaElf signed an agreement to acquire a 43.5% stake in the Surmont permit in Athabasca, in the Canadian province of Alberta. Surmont is made up of four adjacent licenses covering a total area of 548 km2. This permit is part of an ongoing heavy oil sands thermal extraction pilot project since 1998 (which employs a novel technique called Steam Assisted Gravity Drainage).

United States

      TotalFinaElf’s 2002 average production was 45.1 kboe/d. In 2002, TotalFinaElf completed the Canyon Express (TotalFinaElf-operated 25.8%) subsea natural gas gathering project together with the development of Aconcagua gas field (TotalFinaElf-operated 50%) in more than 2,000 meters of water in the Gulf of Mexico. Since September 2002, Canyon Express has been delivering gas from Aconcagua and Camden Hills (TotalFinaElf 16.67%) and King’s Peak. The development of the Matterhorn field (TotalFinaElf-operated 100%) in 850 meters of water in Gulf of Mexico (tension-leg platform with treatment capacity of 40 kboe/d) is proceeding as scheduled for a start-up in the second half of 2003.

      In 2002, TotalFinaElf acquired 20 exploration blocks in the National Petroleum Reserve of Alaska (NPRA) and will launch seismic acquisition in early 2003. Streamlining of the U.S. offshore and onshore portfolio was pursued with the sale of its interests in 12 Blocks beginning 2003 on the continental plateau of the Gulf of Mexico. TotalFinaElf owns now an interest in 156 offshore blocks in the Gulf of Mexico, including 8 blocks acquired in 2002 in its western part.

SOUTH AMERICA

      TotalFinaElf’s net production in South America averaged 170 kboe/d in 2002, up from 153 kboe/d in 2001, representing 7% of its total 2002 production.

Argentina

      TotalFinaElf’s average production was 59 kboe/d as in 2001 but lower than expected, due to the Argentine economic crisis. The exploration well Rincon Chico-xp-101 drilled in San Roque permit (TotalFinaElf-operated 24.7%) was tested positive. Upgrade of the export capacity of Aguada Pichana field processing plant (TotalFinaElf-operated 27.3%) from 335 Mcf/d to 406 Mcf/d was completed. The Carina-Aries gas development (offshore Terra del Fuego), launched in 2001, continued in 2002, but only for the offshore facilities portion. Due to the Argentine crisis, the drilling of Carina-Aries wells, onshore works related to this development and several other smaller projects in Terra del Fuego and Neuquen areas have been postponed.

Bolivia

      Drilling of exploration well Itau X3 in Block XX West (TotalFinaElf-operated 41%) began in August and is expected to be completed by mid-2003. TotalFinaElf’s net production from San Alberto field (TotalFinaElf 15%) was 5 kboe/d in 2002, lower than expected due to lower gas off-takes by Brazil. The development of the Sabalo field in progress on the San Antonio permit (TotalFinaElf 15%) is expected to be completed in early 2003. The construction of the Transierra pipeline (TotalFinaElf 11%) is in progress and is scheduled to be completed in 2003. In early 2002, TotalFinaElf acquired a 9% interest in the Rio Grande compression facilities at the entry point of Bolivia-Brazil gas pipeline.

Brazil

      Exploration works continued in the deep offshore block BC-2 (TotalFinaElf-operated 35%) and are under review. A seismic survey was conducted on Block BMC-14 (TotalFinaElf-operated 30%).

Colombia

      TotalFinaElf’s net production from the Cusiana and Cupiagua oil fields (TotalFinaElf 19%) was 43 kboe/d in 2002. Two exploration wells were drilled respectively on the Gaitanas (TotalFinaElf 70%) and Capachos permits (TotalFinaElf 40%). A 3D-seismic survey was conducted on the Tangara permit (TotalFinaElf 55%). Onshore exploration blocks Capachos and San Miguel (TotalFinaElf 40%) and offshore block Sinu (TotalFinaElf 100%) were relinquished in 2002.

Trinidad and Tobago

      On Block 2c (TotalFinaElf 30%), located in the shallow waters of Trinidad, three appraisal wells were drilled, of which two were positive, and development studies of the Grand Angostura field were launched. On Block 3a (TotalFinaElf 10%), a 3D-seismic survey was conducted.

Venezuela

      Sincor project (TotalFinaElf 47%) was completed in 2002. It consists in producing, treating and marketing extra-heavy oil from the Orinoco Belt, using horizontal wells. The heavy 8.5 degree API oil is upgraded to low-sulfur 32 degree API synthetic crude called Zuata Sweet. The expected production plateau of heavy oil is 200 kb/d for a production of 180 kb/d of Zuata Sweet. The upgrader facility was started in March 2002 and the first shipment of synthetic crude took place the same month. Sincor heavy oil production was 112 kb/d on average in 2002. After the interruption of production in December 2002 due to the year-end general strike, the production of heavy oil restarted at the end of February 2003 and was nearly restored to its previous level by mid-March 2003. Production from Jusepin field (TotalFinaElf-operated 55%) averaged 36 kb/d in 2002. The first phase of Yucal Placer (TotalFinaElf 69.5%) gas field development was launched. Gas production is scheduled to start in the second half of 2003 for a targeted plateau at 100 Mcf/d.

COMMONWEALTH OF INDEPENDENT STATES (CIS)

      TotalFinaElf’s net production in Commonwealth of Independent States averaged 5 kboe/d in 2002.

Azerbaijan

      In March 2001, TotalFinaElf issued a notice of discovery on the Shah Deniz permit (TotalFinaElf 10%) and entered into a development phase. In 2002, TotalFinaElf ceased exploration on the Lenkoran-Talysh permit (TotalFinaElf-operated 35%) following drilling results. On the Absheron permit (TotalFinaElf 20%), the first well has shown traces of hydrocarbons. The future work program is under discussion with the partners. In the field of hydrocarbon transportation, TotalFinaElf has acquired a 5% interest in the BTC Crude Oil Pipeline Project (Baku-Tbilissi-Ceyhan) that will link Baku to the Mediterranean Sea launched in August 2002.

Kazakhstan

      On the Kashagan field, TotalFinaElf increased its interests in the North Caspian Consortium by acquiring part of the BP and Statoil interests. The Group owns now a 16.7% interest compared to its previous 14.3% interest. Following the Kashagan East — 1 discovery well drilled in 2000 and the Kashagan — West 1 and Kashagan — East 2 wells, successfully drilled in 2001, the 2002 appraisal drilling program confirmed a major discovery, which was declared as a commercial discovery in June 2002. A development plan was submitted to the Kazakhstan authorities in December 2002. An exploration well on the Kalamkas structure, located south-west of Kashagan, has also encountered hydrocarbons.

Russia

      In the Timan Pechora basin located in the Nenets Autonomous Territory in the Arctic region, the Kharyaga field (TotalFinaElf-operated 50%) TotalFinaElf’s production was 5 kb/d in 2002 . The production is expected to reach 30kb/d, after the commissioning of the Phase 2 development in the first quarter of 2003. TotalFinaElf entered into a cooperation agreement with Yukos to explore and develop the Shatsky zone in the deep waters of the Black Sea. A 2D seismic survey was completed in 2002. TotalFinaElf has signed an agreement in May 2002 with Anglo Siberian Oil Company to enter into the Vankor permit in Siberia, with an option to take an interest in the contiguous North Vankor permit. Discussions on the project have not reached final stages.

Other Upstream Activities

Crude Oil and Natural Gas Pipelines

      The table below sets forth TotalFinaElf’s ownership interests in crude oil and natural gas pipelines.

				TotalFinaElf
Pipeline(s)	Origin	Destination	% interest	operator	Liquids	Gas

United Kingdom
Frigg System: UK line	Frigg UK, Alwyn North, Bruce, and others	St. Fergus (Scotland)	100.00	X		X
Interconnector	Bacton	Zeebrugge (Belgium)	10.00			X
Central Graben Liquid Export Line (LEP)	Elgin Franklin	ETAP	46.17	X	X
Shearwater Elgin Area Line (SEAL)	Elgin Franklin, Shearwater	Bacton	25.73			X
Bruce Liquid Export Line	Bruce	Forties (Unity)	43.25		X
Central Area Transmission System (CATS)	Cats Riser Platform	Teeside	0.57			X

				TotalFinaElf
Pipeline(s)	Origin	Destination	% interest	operator	Liquids	Gas

Norway
Gassled (1)			9.04			X
Frostpipe (inhibited)	Lille-Frigg, Froy	Oseberg	36.25		X
Oseberg Transport System	Oseberg, Brage and Veslefrikk	Sture	8.65		X
Norpipe Oil	Ekofisk treatment center	Teeside (United Kingdom)	34.93		X
Troll Oil Pipeline I and II	Troll B and C	Vestprocess at Mongstad Refinery	3.70		X
Sleipner East Condensate Pipe	Sleipner East	Karsto	10.00		X
Kvitebjorn pipeline	Kvitebjorn	Mongstad	5.00		X
Heimdal to Brae Condensate line	Heimdal	Brae	16.76		X
Netherlands
Nogat pipeline	F15A	Den Helder	23.19			X
West Gas Transport	K13A-K4K5	Den Helder	4.66			X
WGT Extension	Markham	K13-K4K5	23.00			X
Zuidwal pipeline	Zuidwal	Harlingen Terminal	42.20			X
Oldelamer pipeline	Oldelamer	Garijp Terminal	42.25			X
France
GSO	Network South West		70.00	X		X
CFM	Network Center West		45.00			X
Italy
SGM	Larino	Collefero	12.00			X
Gabon
Rabi Pipe	Rabi	Cap Lopez Terminal	100.00	X	X
United States
Canyon Express	Aconcagua	Willams Plateform	25.80	X		X
South America
Transierra	Yacuiba (Bolivia)	Rio rande (Bolivia)	11.00			X
Gas Andes	Neuquen Basin (Argentina)	Santiago (Chili)	56.50	X		X
Ocensa	Cusiana, Cupiagua (Colombia)	Covenas Terminal (Colombia)	15.20		X
Oleoducto de Colombia	Vasconia	Covenas	9.50		X
Oleoducto de Alta Magdalena	Magdalena media (Colombia)	Vasconia (Colombia)	1.00		X
TBG	Bolivia-Brazil border	Porto Alegre via Sao Paulo	9.67			X
TGN	Network (North Argentina)		19.21	X		X
TGM	TGN	Uruguyana (Brazil)	32.68	X		X
TSB (project)	TGM (Uruguay)	TBG (Porto-Allegre)	25.00			X
Asia
Yadana	Yadana (Myanmar)	Ban-I Tong (Thai border)	31.20	X		X

				TotalFinaElf
Pipeline(s)	Origin	Destination	% interest	operator	Liquids	Gas

Rest of the world
BTC (project)	Bakou (Azerbaidjan)	Ceyan (Turkey)	5.00		X
SCP (project)	Bakou (Azerbaidjan)	Erzurum (Turkey)	10.00			X
Dolphin (project)	Raslaffan (Qatar)	Taweelah (U.A.E.)	24.50			X

(1)	Gassled : unitization of pipelines presented here below through a new joint-venture in which TotalFinaElf has an interest of 9.038%. This interest will increase up to 9.47% when including Norpipe, a Norsea Gas SA pipeline, company in which TotalFinaElf has a 14.4% interest. At this stage Norsea Gas SA will have a 3.018% interest in Gassled.

Statpipe	Heimdal and other fields	Norpipe a.s.	12.00	X
Zeepipe I	Sleipner	Zeebrugge (Belgium)	4.60	X
Zeepipe IIA	Troll	Sleipner	4.60	X
Zeepipe IIB	Troll	Draupner	4.60	X
Europipe I	Draupner	Dornum/ Emden (Germany)	4.60	X
Aasgard Transport	Aasgard	Kaarsto Gas Plant	7.65	X
Europipe II	Kaarsto gas plant	Dornum/ Emden (Germany)	5.91	X
Franpipe	Draupner	Dunkerque (France)	5.05	X
Oseberg Gas Transport	Oseberg	Heimdal	9.71	X
Vesterled	Heimdal and Frigg Fields	St. Fergus (Scotland)	11.48	X
Norpipe a.s	Ekofisk treatment center	Emden (Germany)	20.86	X

Gas & Power

      In 2002, TotalFinaElf continued its consolidation strategy in the gas and power sector, a strategy designed to enhance the value of existing natural gas resources and to make new natural gas reserves commercially viable. Thus, TotalFinaElf is present in natural gas transport through its stakes in gas pipelines and storage, in electrical power generation based on combined cycle gas plants and renewable energies (wind and solar), and in marketing and trading of natural gas, LNG and electricity — three business areas in which the Group is active in the deregulated markets in Europe and the Americas. The process of deregulating gas markets is spreading around the world, and it undermines the traditional methods of gas sales (relying on long-term contracts) and increases both opportunities and risks for gas producers such as TotalFinaElf. On a case by case basis, a targeted downstream positioning along the gas value chain may be necessary to secure gas outlets for the Group’s reserves and productions.

      Europe. In France, TotalFinaElf has been active in the downstream segment of the gas chain for 40 years (mainly in production, which is described above). Transport, marketing and storage were initially developed to facilitate the Group’s domestic production. These activities have expanded over the years and now constitute a solid foundation for further growth for the Group in the context of a deregulated market. TotalFinaElf owns 70% of Gaz du Sud-Ouest (GSO) and 45% of Compagnie Française du Méthane (CFM), two major gas marketing and transport companies. GSO and CFM transport and sell 9% and 20%, respectively, of gas consumption in France. In addition, TotalFinaElf operates two underground natural gas storage units in southwestern France with a total capacity of 180 Bcf.

      In the UK, TotalFinaElf Gas & Power Ltd. sells gas and power to the industrial and commercial markets. In 2002, the company marketed 110 Bcf, representing a market share of roughly 13%, and 0.2 TWh of electricity. TotalFinaElf also owns a 10% stake in Interconnector UK Ltd., a 700 Bcf per year-capacity gas pipeline connecting Bacton in the United Kingdom to Zeebrugge, Belgium, with significant reverse flow capacity. In February 2003 TotalFinaElf Gas & Power Ltd. acquired the UK industrial and commercial portfolio of ExxonMobil representing an approximate 2002 sales volume of 70 Bcf/y.

      TotalFinaElf Gas & Power North Europe was formed in 2001 to market gas and power to eligible consumers. In 2002, it sold 28 Bcf of gas and 2 TWh of electricity in France and the Benelux countries. TotalFinaElf played a very active role in launching Powernext, the first electricity trading hub in France. The joint sales of Norwegian gas through the GFU, the committee for the negotiation of such sales since 1989, mainly in the European Union, on behalf of Norwegian and other producers including TotalFinaElf, was the object of a formal inquiry launched in 2001 by the European Commission. In 2002, the Commission obtained the written assurances of producers which had been selling Norwegian gas on conditions negotiated by the GFU, including TotalFinaElf, that they would end all such joint marketing and sales. The Commission decided to close its enquiry on the condition that the producers would henceforth sell their Norwegian gas production individually.

      Cepsa Gas Comercializadora was formed on June 1, 2001 to market gas in the Spanish market. In September 2002, an agreement was reached whereby Sonatrach is to acquire a 30% stake in Cepsa Gas Comercializadora in 2003 which will reduce the interests owned by Cepsa and TotalFinaElf respectively from 50% to 35%. In 2002, Cepsa Gas Comercializadora sold 22 Bcf of natural gas. TotalFinaElf is also involved in the Medgaz project, a pipeline intended to directly connect Algeria to Spain.

      The Americas. In the United States, TotalFinaElf sold approximately 206 Bcf of natural gas in 2002. In Latin America, the Group owns interests in several natural gas transport companies in Argentina, Chile and Brazil. The interests owned by TotalFinaElf include 19.2% of the company Transportadora de Gas del Norte (TGN), which operates a gas transport network covering the northern half of Argentina; 56.5% of the companies that own the GasAndes pipeline connecting the TGN network to Santiago, Chile; 32.7% of Transportadora de Gas del Mercosur (TGM), which operates a pipeline connecting the TGN network to the Brazilian border; 9.7% of the Brazilian section of the Bolivia-Brazil pipeline; and 25% of the TSB company, which is developing a pipeline project that will connect the TGM pipeline and the Bolivia-Brazil pipeline. These different assets represent a total integrated network of approximately 9,000 kilometers serving the Argentine, Chilean and Brazilian markets from gas producing basins in Bolivia and Argentina, where the Group owns substantial reserves. In 2002, work began on a GasAndes pipeline extension to Region VI of Chile, south of Santiago, to be commissioned in mid-2003. The year 2002 was also marked by the major economic crisis in Argentina, especially for the gas and power subsidiaries, where TotalFinaElf worked to preserve the value of its assets. A description of impairments taken in connection with certain gas and power assets in Argentina taken in 2002 can be found under the heading “— Electricity and Cogeneration” below.

      Asia. On the East coast of India in the State of Andra Pradesh, TotalFinaElf (with a 50% stake) is working on a joint project with Hindustan Petroleum (HPCL) to build an underground LPG storage unit. The storage capacity of this project is 60,000 tons, with an offtake capacity of 1.2 million tons a year. In Japan, TotalFinaElf is teaming up with eight Japanese companies to develop a new DME (dimethyl-ether) fuel through its stake in two companies, DME Dev. and DME International. The first company, which is funded by the Japanese METI (Ministry of Economy, Trade and Industry), began construction of a 100t/d pilot plant in Hokkaido, Japan slated to begin operations in early 2004. The other company is studying the feasibility of a commercial unit and is assessing the potential market for DME as a fuel in Asia.

Electricity and Cogeneration

      TotalFinaElf is participating in different natural gas-fired electricity generation projects around the world as part of its strategy of potentially capturing all levels of the gas value chain. These projects are now in various phases of development. Cogeneration is a process whereby the steam produced from the heat recovered from electricity-generating gas turbines is used for industrial purposes.

      TotalFinaElf owns 40% of Humber Power Ltd, which owns a 1,260 MW capacity gas-fired combined cycle power station located on the Humber Estuary in the United Kingdom. In 2002, the Group provided 40% of the natural gas used by the plant (24 Bcf) and sold 3.6 TWh of electricity.

      In Argentina, TotalFinaElf owns 63.9% of Central Puerto SA and 70% of Hidroneuquén. Central Puerto SA owns and operates gas-fired power stations in Buenos Aires and in the Neuquén, with a total capacity of 2,165 MW. In addition, through its stake in Hidroneuquén, the Group owns 41.3% of Piedra del Aguila, a 1,400 MW hydroelectric dam located in the Neuquén. Due to the economic crisis in Argentina, TotalFinaElf took a pre-tax charge of 431 M€ relating to this asset in 2002. See Note 4 of the Notes to the Consolidated Financial Statements for a presentation of non-recurring items.

      In 2000, the consortium formed by TotalFinaElf and Tractebel was selected by the United Arab Emirates to develop the $1.5 B Taweelah A1 project. The project, in which TotalFinaElf holds 20%, combines electric power generation and water desalination and is one of the largest cogeneration projects in the world. The project is intended to increase initial capacities from 225 MW to 1,350 MW for power generation, and from 130,000 m3/d to 380,000 m3/d for desalination. 70% of the project was commissioned in August 2002, and the entire power plant became operational in December 2002. Commercial delivery tests are scheduled for April 2003.

      TotalFinaElf also owns a 28% stake in the company that is now developing the Bang Bo combined cycle gas power plant in Thailand, which has a capacity of 350 MW. The commercial startup of this unit is scheduled for the first half of 2003.

LPG Trading

      In 2002, TotalFinaElf traded or sold 4.6 million tons of LPG (butane and propane) around the world.

Coal

      In 2002, TotalFinaElf sold 6 million tons of South African steam coal, primarily to Asian and European utility companies, including 4 million tons from its own mining production and 2 million tons as marketing agent for our 50/50 partner in ATC mine, Tavistock/ XSTRATA. The coal was exported through the port of Richard’s Bay, the largest coal terminal in the world, 5.7% of which is owned by TotalFinaElf through its wholly owned South African subsidiary Total Exploration South Africa. In addition to those volumes, TotalFinaElf is simultaneously developing a trading business on the physical market, with a total of 2 million tons sold by its Hong Kong office in 2002 and 0.8 million tons sold in Europe from its Paris office. In France, through its wholly-

owned subsidiary CDF Energie, TotalFinaElf is the leading distributor of steam coal in the industrial sector accounting for some 1.7 million tons in 2002.

Renewable Energies

      TotalFinaElf promotes renewable energies as a contribution to the Group’s corporate strategy of sustainable development.

      Wind Power. TotalFinaElf has started the construction of its first wind farm (with a 12 MW capacity) on the site of its Dunkirk refinery. Civil engineering work is now underway. The five wind turbines will be erected in the Spring of 2003. Commissioning with power delivery to Electricité de France (EDF) is scheduled during the second half of 2003. TotalFinaElf has also received administrative approval for its 55 MW strategic wind energy plan in Galicia (Spain).

      Solar-Photovoltaics. Total Energie (TotalFinaElf 35%) plans to build a solar panel encapsulation plant in Toulouse. This unit will have an annual production capacity of 5 MW, enough to equip the roofs of 2,500 households. Additionally, Photovoltech (TotalFinaElf 42.5%) is building a photovoltaic cell manufacturing plant in Tienen (Belgium) that will be operational in mid-2003. In addition, two Decentralized Rural Electrification projects were initiated in Morocco and South Africa to provide power for people living in remote areas. At the end of 2002, each project was already serving about 100 households.

DOWNSTREAM

Overview of Downstream Activities

      The Downstream segment conducts TotalFinaElf’s refining, marketing and trading and shipping activities. Trading activities include selling substantially all of the Group’s crude oil production, purchasing crude oil to supply its refineries, trading crude oil and refined petroleum products, and coordinating TotalFinaElf’s shipping of crude oil and refined petroleum products.

      In 2002, TotalFinaElf’s worldwide refining capacity was 2,660 kb/d and its average refined products sales were 3,751 kb/d (including trading and equity affiliates). TotalFinaElf is the largest refiner-marketer in Europe. TotalFinaElf operates a network of 16,676 service stations worldwide under the Total, Elf and Fina banners, of which approximately 50% are company-owned. Refineries also contribute to producing a broad range of high value-added specialty products, such as LPG, jet fuel, petrochemical feedstock, special fluids, lubricants, bitumens and paraffins.

      In 2002, TotalFinaElf captured additional merger-related synergies and implemented ongoing productivity programs that contributed approximately 200 M€ to operating income, partly offsetting the 300 M€ effect of an unusually high level of scheduled turnarounds. Against the backdrop of significantly depressed refining margins in 2002 and the excess costs of turnaround maintenance programs for seven of its refineries, TotalFinaElf continued to reduce the breakeven point of its refineries through merger-related benefits, cost-cutting, efficiency measures and valorization improvements. In 2002, the refinery breakeven point was $8 per ton compared to less than $9 per ton in 2001.

      The Downstream segment adheres to a policy of maintaining a stable amount of capital employed and of strict investment resource allocation. In refining, investments are targeted to average $3 per ton of refining capacity per year over the coming years, including the investments required to meet new European product specifications. The selective investment policy for Downstream businesses was pursued in 2002 through dynamic asset management (such as through asset swaps) in mature areas and an emphasis on value-added specialty products and expansion in growing markets, such as Mediterranean Basin, Africa and Asia. Investments are also selected for their short payback periods to enable the Downstream segment as a whole to deliver positive cash flow to the Group.

      The table below sets forth selected financial information for TotalFinaElf’s Downstream segment for each of the last three years. In 2002, TotalFinaElf continued to implement safety programs and has a policy of emphasizing risk prevention throughout refining and marketing activities.

DOWNSTREAM SEGMENT FINANCIAL DATA(1)

	For the Year Ended December 31,

	2002	2001	2000

	(in millions of euros)
Total segment sales (excluding sales to other segments)	66,984	71,373	82,531
Operating income (excluding non-recurring items)	909	3,004	3,144

(1)	See Note 4 of the Notes to the Consolidated Financial Statements included in this Annual Report for more detailed information on the Downstream segment and a geographical breakdown, together with a breakdown of non-recurring items.

Refineries and Other Facilities

      TotalFinaElf conducts its refining operations through 28 refineries in which it has interests (including 13 that it operates), located in France, Belgium, the United Kingdom, the Netherlands, Germany, Italy, the United States, the French West Indies, Africa and China. In Europe, TotalFinaElf is the leader in Downstream operations, based on combined refining capacity and sales volumes. In Africa, TotalFinaElf has interests in seven refineries with a total capacity of 300 kb/d (Group share of 112 kb/d), ranking it third among the continent’s refiners.

      Western Europe. Western Europe accounts for more than 80% of TotalFinaElf’s refined product sales and refining capacity (including our 45.3% interest in Cepsa). TotalFinaElf operates 12 refineries in Western Europe, including the Normandy and Antwerp refineries, which are among Europe’s largest and most competitive refineries. Six of the TotalFinaElf-operated refineries in Western Europe are located in France, one in Belgium, one in Germany and two in the United Kingdom. TotalFinaElf is also a partner in one refinery in Italy, another in the Netherlands, and has minority interests in a German refinery (Schwedt) and in a fourth French refinery (Reichstett). In addition, the Company participates in four refineries in Spain through its 45.3% interest in Cepsa. In addition to exchanging and implementing best practices from each refinery, TotalFinaElf has also implemented a refining-hub management concept in Europe for improved performance and investments savings.

      In 2002, turnaround maintenance shutdowns were carried out in seven of TotalFinaElf’s European refineries. Under the program, upgrading operations were launched consisting mainly of adaptating to European specifications for low-sulfur fuels, further increasing the plants’ safety and reducing the plants’ impact on the environment. TotalFinaElf is also pursuing its strategy to modernize its Normandy refinery, and plans to put in place a new joint network for water, steam, fuel and electricity requirements in order to integrate the cogeneration unit currently under construction in partnership with EDF and Chevron Texaco as described above under “— Upstream — Gas & Power”.

      United States. In the United States, TotalFinaElf operates one refinery, the 176 kb/d Port Arthur facility on the Gulf of Mexico. The refinery benefits from the ongoing integration with petrochemical operations.

      Rest of the World and other facilities. Outside of the Group’s principal refineries in Western Europe and the United States, TotalFinaElf has interests in 15 other refineries (seven in Africa, four in Spain, one in France, one in Germany, one in the French West Indies, and one in China). The total capacity of the Company’s interests in these refineries is 405 kb/d.

      The table below sets forth TotalFinaElf’s share of the daily crude oil refining capacity.

CRUDE OIL REFINING CAPACITY

December 31,
2002

(kb/d)(1)
Refineries operated by the Company
Normandy (France)	345
Provence (France)	159
Flandres (France)	160
Donges (France)	231
Feyzin (France)	117
Grandpuits (France)	97
Antwerp (Belgium)	326
Leuna (Germany)	212
Rome (Italia)(2)	52
Immingham (UK)	223
Milford Haven (UK)(3)	73
Vlissingen (Netherlands)(4)	84
Port Arthur U.S.	176
Other refineries in which the Company has an interest(5)	405

Total	2,660

(1)	In the case of refineries that are not wholly owned by TotalFinaElf, the indicated capacity represents TotalFinaElf’s proportionate share of the total refining capacity of the refinery.

(2)	TotalFinaElf interest 57.5%.

(3)	TotalFinaElf interest 70%.

(4)	TotalFinaElf interest 55%.

(5)	15 refineries in which TotalFinaElf has interests ranging from 16.7% to 55.6%.

     The table below sets forth by product category TotalFinaElf’s net share of the quantity produced at TotalFinaElf’s refineries (including those in which it has a minority interest) for the years indicated.

PRODUCTION LEVELS

	2002	2001	2000

	(kb/d)	(kb/d)	(kb/d)
Motor gasoline	570	610	618
Avgas and jet fuel	179	191	197
Kerosene and diesel fuel	629	678	597
Fuel oils and heating oils	513	540	598
Other products	416	391	358

Total(1)	2,307	2,410	2,368

Capacity utilized	87%	93%	93%

(1)	Includes net share of Cepsa, an integrated oil company based in Spain in which TotalFinaElf has a 45.28% interest.

     TotalFinaElf produces a wide range of refined petroleum products at its refineries and other facilities. In 2002, TotalFinaElf pursued growth in both the production and marketing of specialty products (jet fuel, butane and propane, lubricants and greases, paraffins and waxes, bitumens and special fluids). Increased integration of specialty products with refining operations provides for a wider range of products, including new high-value added and technology-intensive products. TotalFinaElf is a leader in the European specialty products market, notably for jet fuel and lubricants. Worldwide, TotalFinaElf markets lubricants in 112 countries and distributes aviation fuel at 438 airports. In 2002, TotalFinaElf strengthened its position as the second-largest LPG marketer in France after buying out in 2001 Air Liquide’s interest in its 50/50 LPG marketing joint venture. TotalFinaElf’s LPG business has grown beyond its traditional core market in France with recent developments in China, Cambodia, Vietnam and Bangladesh.

      TotalFinaElf plays an active part in the promotion of renewable energies, and has strengthened its research and testing programs on fuel cell technologies and fuel reformulation. In 2002, the Company implemented a cooperation agreement with Delphi (the world’s largest auto-parts supplier) and with Renault on automotive applications. TotalFinaElf has also teamed up with Berlin BVG, the largest public transport company in Germany. The first hydrogen fueling station in the country was opened in October.

Marketing

      TotalFinaElf markets refined petroleum products primarily in Europe and Africa. TotalFinaElf is the leading refiner-marketer across the combined six largest markets in Europe (France, Spain, Benelux, United Kingdom, Germany and Italy). In Africa, TotalFinaElf’s sales were approximately 10 Mt of petroleum products in 2002, making TotalFinaElf the co-leader in this large and growing market.

      The table below sets forth by geographic area TotalFinaElf’s average daily volumes of sales of refined petroleum products for the years indicated.

SALES OF REFINED PRODUCTS

	2002	2001	2000

	(kb/d)	(kb/d)	(kb/d)
France	1,225	1,215	1,064
Rest of Europe(1)	1,477	1,471	1,502
United States	159	168	240
Africa	213	206	201
Rest of World	92	94	102

Total excluding Trading	3,166	3,154	3,109
Trading (Balancing and Export Sales)	585	570	586

Total including Trading	3,751	3,724	3,695

(1)	Includes the Group’s net share in Cepsa.

     The table below sets forth by geographic area the number of stations in TotalFinaElf network for the years indicated at December 31, 2002.

RETAIL STATIONS

	2002	2001	2000

France	5,093	5,392	5,859
Rest of Europe	5,526	5,689	5,862
Cepsa(1)	1,603	1,553	1,564
Africa	3,383	3,270	3,395
Rest of World	1,071	1,018	1,015

Total	16,676	16,922	17,695

(1)	Includes all the stations within Cepsa’s network, the Group’s 45.3%-owned affiliate.

     Western Europe. In 2002, the Company continued implementing its strategy of network unification under the TOTAL brand. The increasing visibility of the unified brand improved the efficiency of the Company’s customer loyalty program and growth of non-fuel sales.

      In France, TotalFinaElf started the rebranding of its service station network and redesigned its retail offering in 2002. The TOTAL-branded network will provide extensive national coverage and offer a broader range of quality services as well as wider diversification with the Bonjour convenience shops and customer loyalty programs. Elf stations, with an updated design, will offer quality fuels at prices competitive with hypermarkets, as well as pared-down services. The entire network is expected to be transformed by end-2003, with a target of 4,000 TOTAL-branded stations (including 650 former Elf stations) and 300 new Elf-branded stations.

      TotalFinaElf is pursuing its European strategy of focusing on expanding markets in which it holds a significant market share. In Switzerland, TotalFinaElf decided to sell its retail network (representing less than 3% of the market) and signed an agreement for sale to that effect with Geneva-based Tamoil. Under an agreement with Agip Petroli and Galp signed in 2002, TotalFinaElf also plans to exchange its 186 Total-branded service stations in Spain for 195 Agip Petroli service stations in Italy and 111 Galp service stations in Portugal. The agreement will allow TotalFinaElf to strengthen its marketing positions in both Italy and Portugal, following the Company’s acquisition of 40 highway service stations in Italy from Agip Petroli in 2001. In Germany, TotalFinaElf has consolidated its positions with the acquisition of Total Saarberg (direct sales) and strengthened its LPG activities with the creation of the joint venture Tyczka-Totalgaz in western Germany.

      In 2002, continued improvement in the quality of services and products is aimed at promoting customer loyalty. The Eurotrafic card, a service station credit card with value-added features designed for the management of international passenger car or truck fleets, is now honored in approximately 13,000 service stations in 15 countries. These include ten where TotalFinaElf operates a retail network (Germany, Belgium, France, Hungary, Italy, Luxembourg, the Netherlands, Portugal, the United Kingdom and — outside Europe — in Morocco), four others via partnership agreements negotiated by the Group (Austria, Denmark, Norway and Sweden) and in Spain, through Cepsa. The GR Actys Eurotrafic, launched in France at end-2001, is the first fleet card to contain a microprocessor for easier control of complex account functions. Management believes it positions TotalFinaElf in the technological vanguard in this market segment.

      Africa. TotalFinaElf is the co-leader on the African continent, with activities in more than 40 countries and a market share of more than 10% in more than 30 countries. TotalFinaElf is the second-largest marketer of oil products in Africa, with refined products sales of approximately 10Mt in 2002, mainly in South Africa, Nigeria, Kenya, Senegal, and Ivory Coast. In 2002, a retail network development program was launched in Egypt.

      Mediterranean Rim. TotalFinaElf is continuing to expand its marketing, lubricants and LPG operations around the Mediterranean Rim. In 2002 TotalFinaElf acquired 100% ownership of Selyak, a Turkish petroleum products marketing company, following the purchase of a 32% stake held by the Turkish Group Oyak and its subsidiary Mais. This transaction is intended to enable TotalFinaElf to proceed with the merger of the Group’s two 100%-owned petroleum product marketing subsidiaries Total Oil Turkiye and Selyak. In this way TotalFinaElf may control a network of 500 service stations, representing 8% of the diesel and lubricants market. TotalFinaElf is also active in the LPG market through its wholly-owned subsidiary Tüpgas, which has a market share of 6%.

      Asia. In 2002, TotalFinaElf continued to implement its selective development strategy in Asia. In China, the agreement concluded with China Merchants in 2001 enabled TotalFinaElf to sell about 200,000 tons of LPG in 2002. TotalFinaElf operates several LPG storage and distribution companies, including ten in China, four in Vietnam, where TotalFinaElf has approximately a 17% market share, and in Cambodia, where TotalFinaElf has a 33% market share. Operations started in Bangladesh in 2002. TotalFinaElf also operates lubricant blending and distribution companies, notably in Singapore, India, and China. TotalFinaElf is expanding its presence and operates a network in the Philippines, Cambodia, China, Vietnam and Pakistan. TotalFinaElf also holds a 20% interest in the WEPEC refinery in Dalian, which supplies petroleum products mainly to the domestic Chinese market.

Trading and Supply

      Growth in world oil demand remained weak throughout most of 2002, strengthening only late in the year on better economic parameters, on colder weather in the Northern Hemisphere and on disruptions to primary power generation sources (extensive nuclear plant outages in Japan and drought in Scandinavia affecting hydroelectric plants). Air traffic and jet fuel demand continued to suffer following the events of September 11, 2001. Consumers switching short-haul trips from air to road drove strong growth in U.S. gasoline demand. OPEC cut quotas by 1.5 Mb/d to 21.7 Mb/d from January 1, 2002, responding to market weakness in late 2001. As a result, markets tightened in 2002, oil stock cover declined and prices rose to an initial peak of $28.38/b in September 2002 (monthly average Dated Brent). However, due to substantial production disruptions in Iraq and in the U.S. (Gulf Coast hurricanes), OPEC-10 lifted production increasingly in second half of 2002 reaching an estimated 3 Mb/d above quota in November. Despite the extra supply, stocks in leading markets remained tight and prices in the fourth quarter of 2002 (Dated Brent average $26.81/b) did not fall significantly from third quarter 2002 ($26.91/b). In December 2002, labor strikes in Venezuela virtually shutdown the national oil industry, cutting exports to world oil markets from 2.4 Mb/d in November to barely 0.5 Mb/d at end-month. Tight markets combined with the added tension from Venezuela and uncertainties surrounding Iraq drove world crude prices above $30/b in the last days of 2002. During this volatile period, TotalFinaElf’s trading division maintained a high level of activity and results, with physical volumes of crude oil and refined products of about 5 Mb/d being traded in 2002, approximately the same level as in 2001.

      TotalFinaElf is one of the world’s major traders of crude oil and refined petroleum products, dealing extensively in physical, forward and futures markets. The division’s purchases and sales are spread among spot, term, exchange and other arrangements, such as swaps, and cover a variety of sources and customers in order to optimize revenues from TotalFinaElf’s crude oil production and supplies to its refineries and to match the various markets in which TotalFinaElf operates while seeking to ensure security of supply, flexibility and cost competitiveness. In connection with its trading activities, TotalFinaElf, like most other oil companies, uses hedging strategies designed to help moderate its exposure to fluctuations in the price of crude oil and related products. All of TotalFinaElf’s trading activities in this area are subject to internal controls and trading limitations. For a discussion of risks related to our trading business, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Oil and Gas Market Related Risks”.

      The table below sets forth selected information with respect to TotalFinaElf’s worldwide sales and supply of crude oil for each of the last three years.

SALES AND SUPPLY OF CRUDE OIL

	For the Year Ended
	December 31,

	2002	2001	2000

	(kb/d, except percentages)
Sales of crude oil
Total sales	4,630	4,553	4,592
Sales to Downstream segment(1)	2,043	2,162	2,166
Sales to outside customers	2,587	2,391	2,426
Sales of crude oil to outside customers as a percentage of total sales	56%	53%	53%
Supply of crude oil
Total supply	4,630	4,553	4,592
Produced by the Company(2) (3)	1,571	1,427	1,395
Purchased from outside suppliers	3,059	3,126	3,197
Production by the Company as a percentage of total supply	34%	31%	30%

(1)	Excludes share of CEPSA.

(2)	Includes condensate and natural gas liquids.

(3)	Includes TotalFinaElf’s proportionate share of the production of equity affiliates.

Shipping

      The recessionary environment prevailing at the end of 2001, aggravated by the events of September 11, 2001, continued throughout 2002. Chartering markets remained depressed with historic lows during the first three quarters of the year. The last quarter of the year was an exception and saw high freight rates in line with levels last seen at the beginning of 2001. However, this recent change in market rates can be explained more by a combination of one-off events (OPEC exceeding its quotas, a strike in Venezuela, the consequences of the sinking of the Prestige off Spain, uncertainty regarding the situation in Iraq) than by any change in market fundamentals in the medium or long-term. Globally, 2002 was much worse than 2001 for the entire freight market, both in relation to the transport of crude oil and of refined products.

      In this market context, TotalFinaElf maintained a strong level of shipping and chartering activity: volumes transported in 2002 were of about 110 Mt, globally comparable to those of 2001, while the number of ships chartered rose slightly as a result of an increase in products and LPG shipments.

      The Group utilizes a relatively large fleet of vessels on medium to long-term charter parties. This fleet is made up of some 40 vessels in total, essentially dedicated to the supply of refineries and the transportation of refined products. The fleet is relatively new, and predominantly comprised of double hulled vessels.

CHEMICALS

Overview of the Chemicals Activities

      TotalFinaElf is one of the largest integrated chemical producers in the world. In 2000, following the combination between TotalFina and Elf Aquitaine, TotalFinaElf’s Chemicals segment was organized into three sectors: Base chemicals and polymers, Intermediates and performance polymers and Specialties.

      In 2002, the Chemicals segment reported sales of 19.32 B€. Europe accounted for 59% of total sales of the segment, the United States 28% with the rest being mainly in Asia and Latin America.

      To improve its competitiveness, the Chemicals segment pursued its program of selling non-strategic assets, notably with the sale of the paints business, while continuing its restructuring plan. The latter concerned both the rescaling of head offices, the convergence of information systems, and other initiatives pertaining to industrial sites. The Chemicals segment will continue to identify non-strategic assets for divestment.

      In addition, the Chemicals segment continued to refocus on its core businesses, in particular Petrochemicals (olefins, aromatics, polyethylene, polypropylene and styrenics), while pursuing geographic diversification by seeking positions in areas of the world that management believes will present growth opportunities. The table below sets forth selected financial information for the Company’s Chemicals segment for each of the last three years.

CHEMICALS SEGMENT FINANCIAL DATA(1)

	For the Year Ended December 31,

	2002	2001	2000

	(in millions of euros)
Total segment sales (excluding sales to other segments)	19,317	19,560	20,843
Operating income (excluding non-recurring items)	777	1,095	1,627

(1)	See Note 4 of the Notes to the Consolidated Financial Statements included in this Annual Report for more detailed information on the Chemicals segment and a geographical breakdown, together with a breakdown of non-recurring items.

     The table below shows the Chemicals segment’s main product groups and their major applications:

Main product groups	Major applications

Base Chemicals and Polymers(1)

Olefins
• Ethylene	Production of polyethylene, vinyl chloride monomer, styrene, functional polymers and copolymers
• Propylene	Production of polypropylene, acrylic acid, OXO-alcohols
Aromatics
• Butadiene	Production of lactame 12, polybutadiene, elastomers
• Benzene	Production of styrene, cyclohexane, chlorobenzenes
• Toluene	Production of chemical intermediates and solvents
• Xylenes	Production of phtalic anhydride, terephtalic acid (PTA), solvents
Polyethylene	Packaging and packaging films, cables, pipes and tubes, blow molded bottles, fuel tanks, automobile parts,
Polypropylene	Packaging, containers, automobile parts, household and sanitary goods, electrical appliances and fibers
Styrenics
• Styrene	Production of polystyrene, ABS, emulsions, resins, plastic additives
• Polystyrene	Packaging, audio-video, microcomputers, TV and electric appliances
• Elastomers	Bitumen modification, footwear, plastic modification, adhesives
Chlorochemicals
• Vinyl chloride monomer	Production of polyvinylchloride
• Caustic soda	Chemicals, aluminum, pulp and paper, detergents and scalps
• Polyvinylchloride (PVC)	Housing and decorative coatings, automobile industry, pipes, tubes and profiles
• Chlorinated Solvents and chloromethanes	Solvent markets and raw materials for fluorinated products
Fertilizers	Nitrogen and complex fertilizers, urea, industrial products
Intermediates and Performance Polymers

Acrylics	Resins, emulsion resins for adhesives, paints and coatings, superabsorbents, methylmethacrylate (MMA) as well as PMMA (polymethylmethacrylate) itself, an acrylic glass used in construction, the automotive industry, advertising signs, decoration and the manufacture of sanitary sheets
Engineering polymers	Engineering polymers include polyamides used in the automotive industry, in the space & aviation and electronic industries and for the manufacture of hot-melts and of protective coatings for pipes and tubes and fluoropolymers used in construction, chemical engineering, protective paints and coatings and for the protective coatings of off-shore pipes
Thiochemicals	Agrochemical and pharmaceutical intermediates, polymerisation agents and additives, gas odorants
Fluorochemicals	Refrigeration, air conditioning, foam blowing agents, intermediates
Hydrogen peroxide	Pulp and paper bleaching, textile, electronics and water treatment
Plastic Additives	Stabilizers and impact modifiers used in polymer conversion

Main product groups	Major applications

Performance products	Gas and liquid separation, adsorption/ filtration, specialty surfactants
Organic peroxides	Polymerization catalysts for polyethylene, PVC, polystyrene; cross-linking agents
Agrochemicals	Pre-harvest pesticide market (fungicides, insecticides, herbicides), post-harvest products such as coatings, waxes, fungicides and cleaners; tin intermediates segments
Formaldehyde resins	Glues and resins and corresponding precursors such as formaldehyde and urea
Specialties

Rubber-processing	Rubber parts for the automobile, transportation and aviation industries (transmission systems, antivibration systems, fluid transfer parts, body sealings, precision sealings, O-rings,...) consumer products (gloves, sponges,...) (Hutchinson division)
Resins	Polyester resins and gel coats for boats, truck parts, sanitary and leisure, UV/EB resins for coatings, resins and emulsions for paints, inks, varnishes and adhesives (Cray Valley, Sartomer, Cook Composites and Polymers division)
Adhesives	Construction, timber, packaging, do-it-yourself, non-woven fabrics (BostikFindley division)
Electroplating	Decoration and protection of metal and plastic parts, plating in the electronic industry (PCBs, chip carriers, etc.) (Atotech division)
Paints(2)	Decorative paints, industrial coatings, protective coatings and marine paints (SigmaKalon division)

(1)	This sector was formerly referred to as Petrochemicals and plastics. It includes the same activities as under its previous name, with the addition of the Chlorine/Soda business, previously reported under the Intermediates and performance polymers sector.

(2)	TotalFinaElf sold its Paints business (SigmaKalon) in February 2003.

Base chemicals and polymers

      TotalFinaElf’s Base chemicals and polymers activities include the production of olefins, aromatics, polyethylene, polypropylene, styrenics, as well as fertilizers and various products in the chlorochemicals sector: chlorinated solvents and chloromethanes, caustic soda, vinyl chloride monomer, and polyvinyl chloride PVC. The Group’s chlorochemicals operations are managed primarily downstream from the Lavéra and Feyzin steamcrackers.

      Sales reached 7.72 B€ in 2002, comparable to 7.57 B€ in 2001, however, due to oversupply on weak markets, margins dropped to historic lows, resulting in an operating loss in this subsegment.

      Closely integrated with its refining facilities — either adjacent or connected by pipeline —, TotalFinaElf’s main petrochemical and chlorochemical sites are located in Belgium (Antwerp/ Feluy), in France (Gonfreville, Carling, Feyzin, Lavéra, Fos, Balan, St Fons, St Auban and Jarrie), in Texas (Port Arthur, Houston, Bayport), in Louisiana (Carville), and in Singapore.

      The following table lists TotalFinaElf’s main production capacities at the end of 2002 for petrochemicals, polymers and chlorochemicals in Europe, North America and worldwide total, split by leading product groups.

Capacity as at December 31, 2002

		North	Total
	Europe	America	World(1)

	(in thousands of tons per year)
Olefins	4,860	1,075	6,050
Aromatics	2,940	655	3,595
Polyethylene	1,440	410	1,930
Polypropylene	1,150	1,000	2,160
Styrenics(2)	1,390	1,205	2,675
Vinyl Chloride Monomer (VCM)	1,030	—	1,070
Polyvinyl Chloride (PVC)	960	30(1)	990

(1)	Including minority interests

(2)	Styrene, polystyrene and elastomers

     In Petrochemicals (olefins and aromatics, polyethylene, polypropylene and styrenics), TotalFinaElf is intent on boosting its positions relative to the sector’s leaders, by combining competitive growth on its major existing sites with new world-scale projects, with the aim of supplying growing market demand.

      In Base Petrochemicals, volumes sold rose substantially in 2002 primarily thanks to the launch of the new steam-cracker in Port Arthur at the beginning of the year. The Division’s performance was adversely affected by start up related technical problems early in the year at the Carling steamcracker and the Port Arthur steamcracker. In 2002, TotalFinaElf continued its program of growth and productivity improvement, and in the spring completed the extension of its Carling steamcracker capacity to 570 kt/y. In addition, the extension (+165 kt) of the second Antwerp number 2 steam-cracker, in which the Group has a 65% share, is due to be completed at the beginning of 2003.

      In Polyethylene, sales volumes increased despite declining demand in Europe during the second half of the year. In December, TotalFinaElf launched a new 180 kt/y high-density bi-modal polyethylene line at its Antwerp site for the production of Metallocene. The new grades produced in this plant will help diversify the positions held by the Group in the pipe market.

      In Polypropylene, demand showed a strong recovery in the first six months of the year before slowing down again towards the end of the year, in particular in Europe. In this regard, sales volumes in Polypropylene rose by almost 12%. In the first quarter of the year, TotalFinaElf successfully brought into service the world’s largest plant (380 kt/y) in Feluy, which thereby became the world’s largest Polypropylene production plant.

      In Styrenics, Polystyrene sales volumes rose by 17% in 2002 following the launch of the new line in Carville in Louisiana at the end of 2001. The Group decided to increase by 290 kt/y in 2004 the capacity of the Carville Styrene plant, jointly owned by TotalFinaElf (50%) and General Electric (50%). Carville already has the world’s largest Styrene capacity, and is also the world’s largest site for the integrated production of Styrene and Polystyrene.

      In June 2002, TotalFinaElf signed an agreement with Qatar Petroleum Company (Qapco) for the creation of Qatofin, a joint venture to be held jointly by TotalFinaElf (36%), Qapco (63%), and Qatar Petroleum (QP) (1%). At the same time, Qatofin signed an agreement with Q-Chem 2, a joint venture between Qatar Petroleum and Chevron Phillips Chemical, for the construction of a 1,300 kt/y ethane-cracker in Ras Laffan. The biggest of its kind in the world, this steam-cracker, in which Qatofin will have a 45.7% interest, should come on stream in 2007. The gas produced in the Dolphin Field, another project involving TotalFinaElf under development, will supply its feedstock. Downstream, Qatofin is planning the construction of a 450 kt/y polyethylene (LLDPE) plant in Messaieed.

      In September 2002, TotalFinaElf acquired Enichem’s share (10%) in Qapco, thereby raising its shareholding in this company to 20% to become the only partner of Qatar Petroleum, which owns the remaining 80%. Qapco produces 525 kt/y of ethylene per year as feedstock for its 380 kt/y polyethylene (LDPE) plants as well as those of the Qatar Vinyl Company (QVC) Chlorochemicals complex. With this operation, the Group also consolidated its position in Qatofin while raising its share in the future steamcracker to 22.2% and to 48.6% in the future LLDPE plant. Meanwhile, TotalFinaElf consolidated its share in QVC to 19.29% from 16.1% previously.

      Both these operations illustrate the Group’s strategic intention to develop its petrochemical activities in Qatar for the growing Asian markets.

      In addition, TotalFinaElf signed a letter of intent on December 2, 2002 regarding a proposed 50/50 joint venture with Samsung General Chemicals with an estimated enterprise value of approximately 1.5 B€. If completed, this joint venture would produce and market a large range of base petrochemicals and polymers from the existing integrated state-of-the-art industrial complex of Samsung General Chemicals in Daesan (South Korea), which would be transferred to the joint venture. With annual capacities of 650 kt for ethylene, 670 kt for styrene, 500 kt for paraxylene, and 670 kt for polyolefins, this complex is located on the western coast of South Korea, 150 km from Seoul and 400 km from the Chinese coasts. This project would enable the Group to secure a high quality petrochemicals manufacturing base in Asia, while considerably boosting its commercial position in the region.

      In Chlorochemicals, sales volumes for PVC and caustic soda decreased slightly in 2002. Vinyl compounds sales rose by 7%. Sales of profiles increased slightly, while a rationalization of the pipes activity was launched in order to offset the weak demand prevailing in the sector.

      In Fertilizers, with the support of the Group, Grande-Paroisse dealt with the aftermath of the explosion at the Toulouse plant on September 21, 2001. The Group increased its stake in Grande Paroisse to 98%, and closed the Toulouse plant. See Item 8. “Financial Information — A. Consolidated Financial Statements and other Supplemental Information — Litigation” and Note 28 of the Notes to the Consolidated Financial Statements.

Intermediates and performance polymers

      The activities of this sector, based primarily in Europe, in the United States and in Asia, supply a comprehensive array of markets, including construction, automotive, paints and coatings, paper pulp, refrigeration, the cosmetics industry, specialty chemicals, and agrochemicals.

      The Group boasts a portfolio of well-known trade names, including RilsanTM polyamides, KynarTM fluorinated polymers, as well as AltuglasTM and PlexiglasTM clear resins and sheet material.

      TotalFinaElf enjoys leading positions, based on production capacities, for most activities of this sector. The Group’s objective is to focus on developing markets in which it holds leading positions while continuing an overall strategy of selected divestments.

      In 2002, overall sales in the sector declined from 4.17 B€ in 2001 to 3.77 B€ for a comparable business base. This drop can be explained essentially by the general weakness of the economic climate in the second half of the year which was particularly acute in Europe, a region in which the Group operates the bulk of this business.

      Acrylics. TotalFinaElf ranks third among leading producers in terms of production capacities for Acrylic acid and MMA(Methyl Methacrylate). The Group increased its sales volumes of acrylic acid and acrylates by almost 4% thanks to the start-up of its new unit in Bayport (Texas) in the middle of the year. Demand for PMMA suffered despite sustained demand for resins from the automotive industry.

      Engineering polymers. The Group is one of the world’s leading producers based on production capacity, with specialty polyamides (RilsanTM): No 1 for Nylon 12, thermoplastic elastomers (PebaxTM), and fluorinated polymers (KynarTM): No 1 in the world. Production problems marred the start-up of the lactame 12 plant in Mont (France). TotalFinaElf is completing the construction of a new Kynar production plant on its Pierre-Bénite site

(France). This line is due to come on stream at the beginning of 2003, and will make the Group the largest engineering polymers producer in the world based on production capacity.

      Thiochemicals. Based on 2001 sales TotalFinaElf is the world’s leader in Thiochemicals. Industrial restructuring is underway: closure of plants in Rotterdam for the benefit of Lacq, France and Houston, Texas. The phosphorous derivatives activity was sold in January 2002.

      Fluorinated industrial gases. TotalFinaElf ranks second in the world by production capacity. Fluorinated industrial gas is used primarily in refrigeration and expanded foam applications. The substitution of second-generation products “HCFCs” (replacing “CFCs”) with third-generation environmentally superior products “HFCs” continued successfully, against a backdrop of lower prices due to fierce competition. In 2002, TotalFinaElf launched major industrial projects while fine-tuning the scope of this activity in order to consolidate its competitiveness and its ranking in new products:

—	in HFCs, opening of a new plant in Zaramillo (Spain) and debottlenecking of Pierre-Bénite (France)

—	in HCFCs, closure of the uncompetitive plant at Wichita (Kansas) in the United States

—	disposal of the 50% share in a CFC production plant in Venezuela

—	sale of the fluorinated telomers business.

      Hydrogen peroxide. The Group ranks third in the world by production capacity, with facilities in the three main consumer regions. The Shanghai factory was operating at full capacity within a year of its opening. In 2002, TotalFinaElf sold its minority shareholding in the Tamakomai factory (Japan), which offered no synergies with the rest of the activities. An extension of the Bécancour site (Quebec) is under study.

      Plastics additives. The Group holds leading positions in the world in Plastics Additives by production capacities. Sales volumes increased by 8% in 2002. In May 2002, TotalFinaElf purchased the shares held by Mitsubishi Rayon in the Metablen and Metco joint ventures, which should help it enhance its range of products, in particular MBS (methyl methacrylate, butadiene and styrene) impact modifiers. In addition a joint venture was established in April with Albemarle for tin-based intermediates and organo-aluminium compounds.

      Performance products. Sales volumes increased by 3% due to important molecular sieves sales. Extensions were completed in two French factories: Feuchy which manufactures surfactants, and Honfleur which produces molecular sieves.

      Organic peroxides. The Group ranks second in the world by its production capacities. This activity was affected by a declining demand for plastics, particularly noticeable in the second part of the year in Europe.

      Agrochemicals. This division suffered from a new decline in the plant protection market.

      Formaldehyde resins. This activity had to contend with the necessary reorganizations following the explosion at the Toulouse AZF factory in 2001 and the agreement in 2002 for site closure. The Group has launched additional capacities at the Villers-St-Paul factory (France) at the end of 2002 and at the Leuna facilities (Germany) in 2003.

Specialties

      TotalFinaElf’s Specialty sector comprises five main elements which cover an extensive range of activities serving consumer and industrial markets through worldwide organizations. This sector includes rubber processing activities (Hutchinson), resins (Cray Valley, Sartomer and Cook Composites Polymers), adhesives (Bostik Findley), electroplating (Atotech), and paints (SigmaKalon, divested in February 2003).

      Sales remained stable at 7.8 B€ in 2002 as in 2001.

      The objective of the Group in this sector, in which it markets specialty products in more than 55 countries, is one of sustained expansion on a world scale, combining internal growth with targeted acquisitions and divestments, concentrated in growing markets, and focused on the distribution of new products with high added value.

      Rubber processing (Hutchinson). The Hutchinson division manufactures and markets products from the processing of rubber for the automotive and aerospace industries and for consumer markets. The 2002 sales volumes increased slightly by 1%. In 2002, Hutchinson focused its priorities on consolidating its recent acquisitions (Barry Controls, Söke, etc.), pursued its industrial restructuring programmes in Europe and in the United States, and continued its expansion into Asian markets, in particular China.

      Resins (Cray Valley, Sartomer and Cook Composites Polymers). TotalFinaElf produces and markets resins for inks, paints, adhesives and coatings through these three divisions. Overall sales in 2002 were stable compared to 2001. In 2002, Cray Valley consolidated the acquisition of Croda’s activities and continued its program to restructure its coating resins and emulsions business in Europe. The Speke factory (UK) originally from Croda closed down in April 2002. The Machen facilities (UK) and emulsions plants in Brignoud (France) are due to be closed in 2003. Their activities will to be transferred to other Cray Valley sites. In addition, the launch in the middle of the year of a new powder resins plant in North Kansas City helped position Cook Composites Polymers, the American subsidiary of Cray Valley, as a major supplier to the coating resins market. An extension to the San Celoni plant in Spain was also completed. Meanwhile, Sartomer acquired Akzo’s methacrylate monomers business, and a new monomers and oligomers production plant is under construction on the Villers St Paul site (France); it is due to come on stream mid-2003. This new plant should enable Sartomer to meet the growing demand for photocure (UV) resins.

      Adhesives (BostikFindley). Created from the merger of Bostik and AtoFindley, the Adhesives Division ranks second in the world in its sector by production capacities and enjoys leading market positions in industrial, hygiene, construction, and consumer sectors. Sales remained stable in 2002 compared to 2001. The activity experienced sharper growth in the Asia-Pacific region, and remained at a relatively stable level in Europe. In 2002 the Adhesives Division continued to implement the merger of the activities of Bostik and Findley in Europe and in the United States, with another stage planned in 2003 which should result in the closure of 4 sites. In addition, Bostik Findley continued to conduct a strategy of small-scale targeted acquisitions with anticipated synergies.

      Electroplating (Atotech). Sales were stable in 2002, despite a negative currency effect. In 2002, Atotech pursued its redeployment into Asia with the start-up of a factory in Taiwan in the spring and a research center in Shanghai at the end of the year. In parallel, a major industrial restructuring and salesforce reorganization program was launched in Europe and the United States. This will be further extended in 2003 to reflect the loss of activities on both continents.

      Paints (SigmaKalon). Sales in the Paints division were stable in 2002. On February 28, 2003 TotalFinaElf completed the sale of its Paints business. This move is seen as a further step in the Chemicals segment’s plan to reposition and refocus its industrial activities.

OTHER MATTERS

      Various factors, including certain events or circumstances discussed below have affected or may affect our business and results.

Political and Economic Factors Which May Affect Business

      The oil industry is subject to regulation and intervention by governments throughout the world in such matters as:

•	the award of exploration and production interests,

•	the imposition of specific drilling obligations,

•	environmental protection controls,

•	price and/or production quota (OPEC) controls,

•	control over the development and abandonment of a field (including restrictions on production), and

•	possible nationalization, expropriation or cancellation of contract rights.

      The oil industry is also subject to the payment of royalties and taxation, which tend to be high compared with those imposed in respect of other commercial activities. In addition, substantial portions of TotalFinaElf’s oil reserves are located in countries outside the European Union and North America, certain of which may individually be considered politically and economically unstable. These reserves and the related operations are subject to certain risks, including:

•	increases in taxes and royalties,

•	the establishment of production and export limits,

•	the renegotiation of contracts,

•	the nationalization or renationalization of assets,

•	other risks relating to changes in local government regimes and policies and resulting changes in business customs and practices,

•	payment delays,

•	currency exchange restrictions, and

•	losses and impairment of operations by armed conflicts and actions of insurgent or terrorist groups.

      TotalFinaElf, like other major international oil companies, attempts to conduct its business and financial affairs so as to protect against such political and economic risks. However, because the requirements imposed by such laws and regulations are frequently changed and armed conflicts as well as actions by insurgent or terrorist groups cannot be anticipated, there can be no assurances that such events will not adversely affect TotalFinaElf.

The Argentine Financial Crisis

      In 2002, the Group recorded an asset impairment charge related to the effects of the Argentine financial crisis which had an impact on net income of 310 M€. TotalFinaElf continues to follow the evolution of the economic and financial situation in Argentina and its consequences on the Group’s operations in this country, which are limited relative to the overall size of the Group.

The Political Situation in Venezuela

      The Group’s production in Venezuela was discontinued at the beginning of December 2002 as a result of strikes that affected that country. Production gradually resumed in February 2003. TotalFinaElf cannot predict the developments related to the political situation in Venezuela and its potential consequences on the Group activities in this country. In 2002, Venezuela represented less than 3% of the Group’s oil and gas production.

The Geo-political Situation in the Middle East

      The entire Middle East represents 18% of the Group’s production of oil and gas (average for 2002) and 9% of the net income from operations of the operating segments, excluding non-recurring items (average for 2001-2002). The Group produces in the United Arab Emirates, Iran, Oman, Qatar, Syria and Yemen. TotalFinaElf cannot predict developments of the geo-political situation in the Middle East and its potential consequences on the Group’s activities in this area.

Oil and Gas Exploration and Production Considerations

      Oil and gas exploration and production require high levels of investment and are associated with particular risks and opportunities. These activities are subject to risks related specifically to the difficulties of exploring underground, to the characteristics of hydrocarbons, as well as relating to the physical characteristics of an oil and gas field. The first stage of exploration involves geologic risks. For example, exploratory wells may not result in the discovery of hydrocarbons at all, or in amounts that would be sufficient to allow for economic development. Even if an economic analysis of estimated hydrocarbon reserves justify the development of a discovery, the reserves can prove lower than the estimates during the production process, thus adversely affecting the development economics.

      Almost all the exploration and production activities of TotalFinaElf are accompanied by a high level of risk of loss of the invested capital. It is impossible to guarantee that new resources of crude oil or of natural gas will be discovered in sufficient amounts to replace the reserves currently being developed, produced and sold to enable TotalFinaElf to recover the capital invested.

      The activities of development of oil fields, construction and drilling are subject to numerous other risks, including the uncertainty related to the costs of drilling, completing and operating wells. The activities of TotalFinaElf may be curtailed, delayed or cancelled as a result of numerous factors, including title problems, weather conditions, restrictions due to administrative regulations, as well as shortages or delays in the delivery of equipment.

Regulation

      TotalFinaElf’s exploration and production activities are conducted in many different countries and are therefore subject to an extremely broad range of legislation and regulations. These cover virtually all aspects of exploration and production activities, including matters such as land tenure, production rates, royalties, pricing, environmental protection, export taxes and foreign exchange. The terms of the concessions, licenses, permits and contracts governing the Group’s ownership of gas and oil interests vary from country to country. These concessions, licenses, permits and contracts are generally granted by or entered into with a government entity or a state company and are sometimes entered into with private owners. These arrangements usually take the form of licenses or production sharing agreements.

      Concessions authorize their holders to explore for and exploit commercial hydrocarbon discoveries. Concession holders bear the risk of exploration, development and production activities and provide the financing for these operations. In principle, the concession holder is entitled to all production minus any production related fees or royalties that are payable in cash or in kind. In addition, in certain cases the government entity or state company may acquire a participation in the concession, or hold an option to purchase a certain share of production.

      Production sharing agreements entered into with a government entity or state company generally obligate TotalFinaElf to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production remaining after royalties, if any. Usually a fixed or variable percentage is reserved for the recovery of TotalFinaElf’s cost (cost oil) and the remainder (profit oil) is shared with the government entity or state company on a fixed or volume dependent basis (e.g., based on production tranches, depth of on site water, or return rates). TotalFinaElf’s ability to recover its expenses through cost oil can be limited if the production percentage allocated to cost oil proves to be insufficient, such as due to a drop in crude oil prices or due to a requirement that costs be amortized over time. In addition, the portion of profit oil attributed to TotalFinaElf may be limited if crude oil prices exceed contractually set threshholds. In some cases, the government entity or state company is allocated a portion of the rights and obligations of the operating company.

      In some countries, TotalFinaElf has also signed contracts called “contracts for risk services” which are similar to the production-sharing agreements, but with the main difference that the repayment of expenses and the compensation for its services are established on a monetary basis. In other countries, the contracts for risk services are backed by a compensation agreement (“buy-back”), which allows TotalFinaElf to receive a part of the production equal to the cash value of its expenses and compensation.

      Hydrocarbon exploration and production activities are subject to permits, which can be different for each of these activities; they are granted for limited periods of time and include an obligation to return a large portion — in case of failure the entire portion — of the permit surface at the end of the exploration period.

      In general, TotalFinaElf is required to pay income tax on income generated from its production and sale activities under its concessions or licenses. In addition, depending on the area, TotalFinaElf’s production and sale activities may be subject to a range of other taxes, fees and withholdings, including special petroleum taxes and fees. The taxes imposed on oil and gas production and sale activities may be substantially higher than those imposed on other businesses.

Iran Libya Sanctions Act

      In 2001, the U.S. legislation implementing sanctions against Iran and Libya (“Iran and Libya Sanctions Act” or “ILSA”) was extended until August 2006. ILSA requires the President of the United States to impose two or more of certain enumerated sanctions on any person or company, regardless of nationality, that makes investments in Iran or Libya of more than $20 M over a 12-month period. However, in May 1998 the U.S. government decided to waive the application of sanctions against TotalFinaElf, for its investment in the South Pars gas field in Iran. This waiver, which has not been modified since it was granted, does not address TotalFinaElf’s other activities in Iran and Libya, although TotalFinaElf has not been notified of any related sanctions. TotalFinaElf cannot predict future interpretations, or the implementation policy, of the U.S. Government regarding TotalFinaElf’s other investments that may be covered by ILSA and possibly subject to related sanctions.

Health, Safety and Environment

      TotalFinaElf’s activities present industrial and environmental risks inherent to the type of products involved, which can be flammable, explosive or toxic. Its activities are therefore subject to significant government regulations concerning environmental protection and industrial security in most countries. For example, in Europe, TotalFinaElf operates 100 sites in France and an additional 54 sites in other countries that are required to meet the criteria of the “high threshold” European Union Seveso directive. Other sites operated by TotalFinaElf in other parts of the world involve similar risks and various related regulatory concerns.

      The broad scope of TotalFinaElf’s activities, which include drilling, oil and gas production, on site processing, transportation, refining/ petrochemicals, storage and distribution of petroleum products, production of intermediary chemical products and specialty chemicals, lead to a wide range of operational risks. Among these risks are those of explosion, fire or leakage of toxic products. In the transportation area, the type of risks depends not only on the hazardous character of the products transported, but also on the transportation methods used (mainly pipelines, maritime, river-maritime, rail, road) and the volumes involved.

      Most of these activities involve environmental risks related to air or water emissions and the creation of waste, and also require environmental site restoration after production is discontinued.

      Certain branches or activities face specific risks. In oil and gas exploration and production, there are risks related to the physical characteristics of an oil or gas field. These include eruptions of crude oil or of natural gas, explosions, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, hydrocarbon leaks or fires. All these events could possibly damage or even destroy crude oil or natural gas wells as well as related equipment and other property, cause injury or even death, lead to an interruption of activity or cause environmental damage. In addition, since exploration and production activities may take place on sites that are ecologically sensitive (tropical forest, marine environment, etc.), each site requires a specific approach to minimize the impact on the related ecosystem, biodiversity and human health.

      Our activities in the Chemicals segment and, to a lesser extent, the Downstream segment also have related health, safety and environmental risks. These risks can arise from the intrinsic characteristics of the products involved, which may, for example, be flammable, toxic, or be linked to the “greenhouse-effect”. Risks may also arise from emissions and discharges resulting from processing or refining, and from recycling or disposal at the end of their useful life.

Risk Evaluation and Management

      Prior to developing its activities, TotalFinaElf independently evaluates the related industrial and environmental risks in addition to taking into account the regulatory requirements of the countries where these activities are located.

      Risk analyses are performed beginning with the design stage to manage technological risks. These analyses are performed according to recognized methods (for instance HAZID studies for hazard identification, HAZAN for hazard analysis, HAZOP for hazard and operability and “hazard studies” in France for the Seveso sites) by multi-disciplinary teams. These analyses are initially performed for new developments and then updated if necessary for significant modifications of existing equipment, generally no more than every five years. Similarly, environmental impact studies are done prior to any industrial development with a specific, thorough initial site analysis taking into account any special sensitivities. These studies also take into account the impact of the activities on the health of the neighboring population. Life Cycle Analyses (ACV) for related risks are performed to study all the stages of a product’s existence.

      TotalFinaElf actively monitors regulatory developments so as to comply with local and international rules and standards for the evaluation and management of industrial and environmental risks.

      As indicated in Note 1 paragraph L of the Notes to the Consolidated Financial Statements, TotalFinaElf makes provisions for estimated future expenses for dismantling and removing oil and gas exploration and production equipment, as well as provisions for environmental risks. The Group’s commitment to meet its environmental obligations is reflected in its provisions for site restoration and environmental contingencies (See Note 15 of the Notes to the Consolidated Financial Statements).

      Risk evaluations lead to establishment of management measures that are designed to minimize the probability that accidents or damages will occur. These measures may be put into place through equipment design itself, reinforcing protection devices, designs of structures to be built and even compensation for the consequences of any unavoidable environmental impact. Risk evaluations may be accompanied, on a case by case basis, by an evaluation of the cost of risk control and impact reduction measures.

      TotalFinaElf is working to minimize industrial and environmental risks inherent to its activities by putting in place performance procedures and quality, security and environmental management systems, as well as by moving towards obtaining certification for its management systems (International Safety Rating System, ISO 14001, European Management and Audit Scheme), by performing strict inspections and audits and by an active investment policy. More specifically, in 2002, an action plan was implemented in order to reach a new level of safety. The plan includes concrete steps related to organization and procedures, as well as an investment of 500 M€ over four years to reduce the amount of hazardous materials stored, the safety of control rooms and the transportation chain, etc. (mainly in the Downstream and Chemicals segments).

      Although the Group believes that, according to its current estimates, commitments or liabilities related to health, safety and environmental concerns would not have a material impact on its consolidated financial situation, its cash flow or its income, due to the nature of such concerns it is impossible to predict if in the future these types of commitments or liabilities could have a material adverse effect on the Group’s activities.

Insurance and Risk Management

Organization

      TotalFinaElf has its own insurance and reinsurance company, Omnium Insurance and Reinsurance Company (OIRC). OIRC is totally integrated into the Group’s insurance management and acts as a centralized global operations tool for covering the Group’s risks. It allows the Group to implement its insurance program, notwithstanding the varying regulatory environments in the range of countries where the Group is present.

      Certain countries require the purchase of insurance from a local insurance company. When a subsidiary company of the Group is subject to these constraints and is able to obtain insurance from a local company meeting Group standards, OIRC attempts to obtain a retrocession of the covered risks. When a local insurer covers the risks at a lower level than that defined by the Group, OIRC will provide additional coverage in an attempt to standardize coverage group-wide. On the other hand, certain countries require insurance in excess of what the Group may deem necessary under group-wide standards. In these cases, OIRC also provides the additional coverage necessary to satisfy these legal obligations and the Group does not need to turn to an outside insurer.

      OIRC also permits the Group to manage price variations in the insurance market, by taking on a greater or lesser amount of risk corresponding to the price trends in the insurance market.

Risk and Insurance Management Policy

      In this context, the Group risk and insurance management policy is to work with the relevant internal department of each subsidiary, to:

•	Define important disaster scenarios by analyzing those events whose consequences would be the most significant for third parties, for employees and for the Group;

•	Assess their potential financial impact on the Group;

•	Implement measures to limit the possibility such events occur and the scope of damage in case of their occurrence;

•	Manage the level of risk from such events that is covered internally by the Group and that which is transferred to the insurance market.

      With respect to insurance:

•	The Group has worldwide insurance coverage that covers all its subsidiaries for tort liability, property, and, for the Downstream and Chemicals segments, loss of operations.

•	These programs are contracted with first class insurers (or reinsurers and mutual insurance companies of the oil industry through OIRC).

•	The insurance amounts depend on the financial risks defined in the disaster scenarios discussed above, and the coverage terms offered by the market (available capacities and price conditions).

      More specifically, for:

•	Tort liability: since the maximum financial risk cannot be evaluated using a systemic approach, the amounts insured are based on market conditions and industry practice, in particular, the oil industry. The insurance cap in 2002 for general tort and product liability was $740 M;

•	Property: the amounts insured by sector and by site are based on estimated costs and reconstruction scenarios under the identified worst-case disaster scenarios and on insurance market conditions;

•	Loss of operations: provided for the Downstream and Chemicals segments for a loss of 3 years (Refining/ Petrochemicals) or 2 years (Chemicals excluding Petrochemicals), also based on the identified disaster scenarios and on insurance market conditions.

      The policy described above is given as an example of past practice over a certain period of time and cannot be considered to represent future conditions. The Group’s insurance policy may be changed at any time depending on the market conditions, specific circumstances and on management’s assessment of risks and the adequacy of their coverage. The Group cannot guarantee that it will not suffer any uninsured loss.

Competition

      The Company is subject to intense competition within the oil sector and in other related sectors in its activities related to satisfying the energy needs of the industry and of individuals. TotalFinaElf is subject to competition from other oil companies in the acquisition of assets and licenses for the exploration and production of oil and natural gas. Competition is particularly strong with respect to the acquisition of undeveloped resources of oil and natural gas, which are in great demand. Competition is also intense in the sale of manufactured products based on crude and refined oil.

      In this respect, the main competitors of TotalFinaElf are ExxonMobil, the Royal Dutch Shell Group, BP and ChevronTexaco. At the end of 2002, TotalFinaElf ranked fifth among international oil companies in daily production of oil and gas and also in oil and gas reserves and fourth in terms of market capitalization.

E-Procurement Activities

      TotalFinaElf initiated a pilot e-commerce project in mid-2000, the transactions of which largely take place on the Trade-Ranger global electronic marketplace for energy and chemical goods and services, which went live at year-end 2000. The Group is one of the principal shareholders among the 16 founding shareholders in Trade-Ranger. Trade-Ranger is the largest marketplace in the oil, gas and chemicals industry, and has successfully launched catalog transaction tools as well as surplus and auctions tools. The Group has carried out about 10,000 e-procurement automated transactions in certain of its Upstream, Downstream and Chemicals activities and has conducted electronic reverse auctions or electronic requests for proposals in its Upstream and Downstream branches for a total amount of about 100 M€.

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

C.  ORGANIZATIONAL STRUCTURE

      Total Fina Elf S.A. is the parent company of the TotalFinaElf Group. As of December 31, 2002, 899 subsidiaries were consolidated of which 775 were fully consolidated, 12 were proportionately consolidated, and 112 were accounted for under the equity method. For a list of the Principal Subsidiaries of Total Fina Elf S.A., see Note 30 of the Notes to the Consolidated Financial Statements.

D.  PROPERTY, PLANTS AND EQUIPMENT

      TotalFinaElf has freehold and leasehold interests in numerous countries throughout the world, none of which is material to TotalFinaElf. See “A. Information on the Company — Upstream” for a description of the TotalFinaElf’s reserves and sources of crude oil and natural gas.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Background

      Certain information contained in this Annual Report on Form 20-F, including, without limitation, information appearing under “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Legal Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”, are forward-looking statements. Forward-looking statements include information concerning forecasts, projections, anticipated synergies and other information concerning possible or assumed future results of the Company and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “estimates” or similar expressions.

      The following important factors, together with others that appear with the “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this Annual Report, or in the Company’s other Securities and Exchange Commission filings, could affect the Company’s actual results and could cause the Company’s actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Annual Report. TotalFinaElf’s operating results are generally affected by a variety of factors, including movements in crude oil prices and refining margins, which are both generally denominated in dollars, and exchange rates, particularly the value of the euro against the dollar. Higher crude oil prices generally have a positive effect on operating income of TotalFinaElf, as its Upstream oil and gas business benefits from the resulting increase in prices realized from production. Lower crude oil prices generally have a corresponding negative effect. However, TotalFinaElf’s margins from its production activities in the Middle East are less sensitive to fluctuations in the price of crude oil due to the tax system in effect in most Middle Eastern countries in which TotalFinaElf operates. See Note 1 paragraph M of the Notes to the Consolidated Financial Statements included elsewhere herein. Similarly, certain crude oil production in Nigeria is less sensitive to fluctuations in the price of crude oil due to the terms of the related contracts. The effect of changes in crude oil prices on TotalFinaElf’s Downstream activities depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes.

      Like other major international oil companies, TotalFinaElf, in the ordinary course of its business, enters into transactions designed to hedge its exposure against movements in both crude oil and refined products prices and currency exchange rates. TotalFinaElf’s policy with respect to long-term borrowings is to denominate such borrowings principally in dollars, euros, British pounds sterling and Norwegian krone to match the cash flow generated by its business. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. TotalFinaElf’s operating results are also affected by general economic and political conditions and changes in governmental laws and regulations. See “Item 4. Information on the Company — Other Matters”.

      The Consolidated Financial Statements included elsewhere herein are prepared in accordance with French GAAP, which differs in certain respects from U.S. GAAP, and contain a reconciliation of net income and shareholders’ equity to U.S. GAAP. See Note 3 of the Notes to the Consolidated Financial Statements included elsewhere herein.

Critical Accounting Policies

      A summary of the Group accounting policies is included in Note 1 of the Notes to the Consolidated Financial Statements. Management believes that the application of these policies on a consistent basis enables the Group to report useful and reliable information about the Group’s financial condition and results of operations.

      Inherent in the application of many of these accounting policies is the need for management to make estimates and judgments in the determination of certain revenues, expenses, assets and liabilities and in the disclosure of contingent assets and liabilities in conformity with generally accepted accounting principles.

      The following summary provides further information about the critical accounting policies which could have a significant impact for the results of the Group and should be read in conjunction with the Note 1 of the Notes to the Consolidated Financial Statements.

      Estimates and judgments are used in the area of the Group’s oil and gas accounting for reserves, assets, depreciation in application of the successful efforts method, in the Group’s assets’ impairment of long-lived assets, in the Group’s environmental remediation and restoration of sites estimations, in the pensions and post-retirement benefits and in the context of the computation of income taxes.

      The assessment of critical accounting policies below is not meant to be an all-inclusive discussion of the uncertainties to financial results that can occur from the application of the full range of the Company’s accounting policies. Materially different financial results could occur in the application of other accounting policies as well. Likewise, materially different results can occur upon the adoption of new accounting standards promulgated by the various rule-making bodies.

Successful Efforts Method of Oil and Gas Accounting

      The Group follows the successful efforts method of accounting for its oil and gas activities.

      The Group’s oil and gas reserves are estimated by the Group’s petroleum engineers in accordance with industry standards and SEC regulations. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Accordingly, these estimates do not include probable or possible reserves. Estimated oil and gas reserves are based on available reservoir data and prices and costs in the accounting period when the estimate is made and are subject to future revision. The Group reassesses its oil and gas reserves at least once a year on all its properties.

      Exploration leasehold acquisition costs are capitalized when acquired. During the exploration phase, management exercises judgment on the probability that prospects ultimately would partially or fully fail to find proved oil and gas reserves. Based on this judgmental approach, a periodic leasehold impairment charge is determined. This position is assessed and adjusted throughout the contractual period of the leasehold based in particular on the results of exploratory activity and the impairment is adjusted prospectively.

      For exploratory wells, drilling costs are temporarily capitalized pending determination of whether potentially economic oil and gas reserves have been discovered by the drilling effort. This determination usually is made within one year after well completion and can take longer depending on the specific technical or economical difficulties to assess the economical and technical recoverability of the reserves. If a determination is made that the well did not encounter oil and gas in economically viable quantities, the well costs are expensed and are reported in the exploration expense.

      The successful efforts method, among other things, requires that the capitalized costs for proved oil and gas properties (which include the costs of drilling successful wells) be amortized on the basis of reserves that are produced in a period as a percentage of the total estimated proved reserves. The impact of changes in estimated proved reserves are dealt with prospectively by amortizing the remaining book value of the asset over the expected future production. If proved reserve estimates are revised downward, earnings could be affected by higher depreciation expense or an immediate write-down of the property’s book value. Conversely, if the oil and gas quantities were revised upwards, future per-barrel depreciation and depletion expense would be lower.

Valuation of long-lived assets

      In addition to oil and gas assets that could become impaired under the application of successful efforts accounting, other assets could become impaired and require write-down if circumstances warrant. Conditions that could cause an asset to become impaired include lower-than-forecasted commodity sales prices, changes in the company’s business plans or a significant adverse change in the local or national business climate. The amount of an impairment charge would be based on estimates of an asset’s fair value compared with its book value. The fair value usually is based on the present values of expected future cash flows using assumptions commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review.

Dismantling, restoration of sites and environmental remediation

      When legal and contractual obligations require it, the Group records provisions for the future decommissioning of production facilities at the end of their economic lives, mainly in the oil and gas activity. Management makes judgments and estimates in recording liabilities. Most of these removal obligations are many years in the future and the precise requirements that will have to be met when the removal event actually occurs are uncertain. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public expectations.

      The Group also makes judgments and estimates in recording costs and establishing provisions for environmental clean-up and remediation costs which are based on current information on costs and expected plans for remediation. For environmental provisions, actual costs can differ from estimates because of changes in laws and regulations, public expectations, discovery and analysis of site conditions and changes in clean-up technology.

Pensions and post-retirement benefits

      Accounting for pensions and other postretirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, health care cost-trend rates and rates of utilization of health care services by retirees. These assumptions are based on the environment in each country. The assumptions used are reviewed at the end of each year and may vary from year-to-year, based on the evolution of the situation, which will affect future results of operations. Any differences between these assumptions and the actual outcome will also impact future results of operations.

Income tax computation

      The computation of the Group’s income tax expense requires the interpretation of complex tax laws and regulations in many taxing jurisdictions around the world, the determination of expected outcomes from pending litigation, and the assessment of audit findings that are performed by numerous taxing authorities. Actual income tax expense may differ from management’s estimates.

Results by Business Segment 2002-2000

      The table below sets forth the respective contribution of each of TotalFinaElf’s business segments to TotalFinaElf’s total sales, operating income (excluding non-recurring items, see Note 1 paragraph Q (“Non-recurring items”) of the Notes to the Consolidated Financial Statements), investments and ROACE (return on average capital employed) by business segment for the years ended December 31, 2002, 2001, and 2000. For a discussion of the change in presentation to ROACE from return on capital employed, or ROCE, and the manner of calculating both ROACE and ROCE, see Note 1 paragraph R (“Main accounting and financial indicators — information by business segment”) of the Notes to the Consolidated Financial Statements.

					Corporate and
	Upstream	Downstream	Chemicals		consol adj.	Total

	(in M€ except ROACE)
2002
Total Sales	27,750	68,986	19,672		(13,868)	102,540
Operating Income(1)	9,309	909	777		(210)	10,785	(2)
Investments	6,122	1,112	1,237		186	8,657
ROACE	23%	8%	5%	(3)	—	15%
2001
Total Sales	26,937	73,285	19,966		(14,870)	105,318
Operating Income(1)	9,022	3,004	1,095		(252)	12,869	(2)
Investments	7,496	1,180	1,611		279	10,566
ROACE	24%	21%	7%(3)		—	18%
2000
Total Sales	26,077	84,642	21,246		(17,408)	114,557
Operating Income(1)	10,113	3,144	1,627		(289)	14,595	(2)
Investments	5,639	1,163	1,353		184	8,339
ROACE	28%	20%	10%	(3)	—	20%

(1)	In addition to measuring the performance of segments on the basis of operating income, management reviews the Group’s overall business on a net income basis and reviews segment performance on a net operating income basis for purposes of calculating ROACE. See Note 1 paragraph R (“Main accounting and financial indicators — information by business segment”) of the Notes to the Consolidated Financial Statements. Consistent with management’s review of segment performance, net operating income excludes non-recurring items. Information necessary to reconcile net operating income with the reported net income figure is presented in Note 4 of the Notes to the Consolidated Financial Statements.

(2)	Excluding non-recurring items. For a summary of such items, see tables for each of 2002, 2001 and 2000 entitled “Non-recurring items of operating income” in Note 4 of the Notes to the Consolidated Financial Statements. A textual discussion of non-recurring items, both on an operating income level and a net income level, appears below.

(3)	Excluding amortization of goodwill in the Chemicals segment for amounts of 131 M€ in 2002, 145 M€ in 2001 and 143 M€ in 2002.

Non-recurring Items Affecting Operating Income

      Non-recurring items in 2002, comprised mainly of impairments of Argentine gas and power assets and LPG marketing activities, had a negative impact on operating income of 659 M€. For 2001, non-recurring items, composed primarily of impairment charges and restructuring charges in the Chemicals segment, had a negative impact of 92 M€ on operating income. In 2000, non-recurring items, primarily impairment charges and restructuring charges, had a negative impact of 382 M€ on operating income. For further information on the non-recurring items affecting operating income, and on reconciling non-recurring items to figures reported in the Company’s audited financial statements, see Note 4 of the Notes to the Consolidated Financial Statements.

Non-recurring Items Affecting Net Income

      Reported net income includes the impact of non-recurring items which had a net negative effect of 319 M€ in 2002. Non-recurring items for 2002 were comprised primarily of gains on asset sales (most notably shares of Sanofi-Synthélabo), impairments of Argentine gas and power assets and LPG marketing activities, and recognition of the impact on deferred taxes from a change in the UK tax law affecting oil companies. Non-recurring items had a net positive impact of 140 M€ on reported net income in 2001 due to gains of 1.4 B€, essentially from sales of Sanofi-Synthélabo shares which more than offset provisions of approximately 600 M€ related to potential liability for the explosion at Grande Paroisse, restructuring charges in the Downstream and Chemicals segments and impairments in the Chemicals segment. In 2000, non-recurring items had a net negative impact of 733 M€ on reported net income, as restructuring charges, impairments, early retirement plans and other negative items more than offset gains on asset sales. For further information on the non-recurring items affecting net income, and on reconciling non-recurring items to figures reported in the Company’s audited financial statements, see Note 4 of the Notes to the Consolidated Financial Statements.

Company Results 2002 vs. 2001

Financial Results

      TotalFinaElf’s sales declined to 102,540 M€ in 2002 from 105,318 M€ in 2001, primarily due to a weaker U.S. dollar and lower European refining margins in 2002 versus 2001. Brent crude oil prices rose slightly to $25.0/b in 2002 from $24.4/b in 2001; however, this benefit was more than offset by lower natural gas price realizations. Operating income excluding non-recurring items fell to 10,785 M€ in 2002 from 12,869 M€ in 2001, reflecting the negative impact of a weaker dollar, lower natural gas prices, lower European refining margins, lower petrochemical margins and an unusually high level of refinery turnaround operations, which were partially offset by the positive impact of higher crude oil prices, ongoing volume growth, productivity improvement and merger synergy benefits. ROACE was 15% in 2002, compared to 18% in 2001. Net income excluding non-recurring items decreased to 6,260 M€ in 2002 from 7,518 M€ in 2001.

      The 2002 environment was generally weaker than 2001 and was characterized by a decline in the U.S. dollar versus the euro, sharp declines in European refining and petrochemical margins and crude oil prices that rose slightly and remained at relatively high levels. The Company launched turnaround operations at a majority of its European refineries in the second half of 2002 that had a negative impact on operating income of approximately 300 M€. In 2002, continued growth, productivity improvements and merger synergies had a positive impact of approximately 1.3 B€ on operating income.

Upstream

      Upstream segment sales (excluding sales to other segments) were 16,225 M€ in 2002 compared to 14,365 M€ in 2001, reflecting the impact of increased production volumes. Operating income excluding non-recurring items rose to 9,309 M€ in 2002 from 9,022 M€ in 2001. The slight increase in the average price of Brent crude oil in 2002, from $24.4/b to $25.0/b, was offset by a decline in realized natural gas prices. In certain cases, contracts for the sale of natural gas determine the gas price by reference to crude oil prices, among other factors, albeit with a lag effect of one to several months. Upstream ROACE was 23% in 2002, compared to 24% in 2001. Gas and power assets in Argentina were the subject of a 431 M€ impairment in 2002.

      Oil and gas production rose in 2002 by 10% to 2.42 Mboe/d from 2.20 Mboe/d in 2001, primarily due to production from large new fields, such as Elgin-Franklin in the UK North Sea, Sincor in Venezuela and Girassol in Angola. In 2002, the Upstream segment’s liquids production represented 66% of its production on an oil equivalent basis and natural gas represented 34% of production. Natural gas production increased to 4,532 Mcf/d in 2002 from 4,061 Mcf/d in 2001. The Upstream segment’s combined net proved reserves of crude oil and natural gas increased to 11.20 Bboe at December 31, 2002 from 10.98 Bboe at December 31, 2001. Refer to “Supplemental Oil and Gas Information (Unaudited)” contained elsewhere herein for tables showing changes in proved reserves by year and by region.

      Upstream segment investments decreased to 6,122 M€ in 2002 from 7,496 M€ in 2001, primarily reflecting the 989 M€ investment for acquisitions in 2001 of gas and power assets in South America. Strategically, the Company plans to increase the contribution of the Upstream segment to its overall activities by continuing to develop large projects, including conventional oil and gas, midstream gas, LNG, and enhanced recovery projects, and to improve underlying profitability by lowering average unit costs.

Downstream

      Downstream segment sales (excluding sales to other segments) decreased to 66,984 M€ in 2002 from 71,373 M€ in 2001. European refining margins fell sharply in 2002, averaging $8.0/ton in 2002 versus $15.4/ton in 2001. In addition to the weak refining margins, both marketing and shipping suffered year-over-year declines in operating income. Downstream segment operating income excluding non-recurring items fell to 909 M€ in 2002 from 3,004 M€ in 2001. Refinery turnaround operations affecting seven of the Company’s twelve European refineries had a negative impact of approximately 300 M€ on operating income. Productivity improvements and merger-related synergies contributed approximately 200 M€ to the Downstream segment’s 2002 operating income. Downstream ROACE was 8% in 2002 compared to 21% in 2001.

      Downstream segment investments were 1,112 M€ in 2002 compared to 1,180 M€ in 2001. Strategically, the Company is continuing its efforts to reduce the refinery breakeven point, improve European marketing, control investments, and expand operations, notably in overseas markets and LPG activities.

Chemicals

      Chemicals segment sales (excluding sales to other segments) were 19,317 M€ in 2002 compared to 19,560 M€ in 2001. Operating income excluding non-recurring items fell to 777 M€ in 2002 from 1,095 M€ in 2001. Globally, petrochemical margins continued to decline in 2002 as expanding product supply outpaced weak demand. The Base chemicals and polymers sector, which contributed approximately 7.72 B€ in sales, lost approximately 30 M€ on an operating income basis in 2002 due to the generally depressed market environment. The Intermediates sector resisted the weaker environment better, with operating income decreasing moderately, and the Specialties sector improved results year over year. Chemicals ROACE was 5% in 2002 compared to 7% in 2001.

      Chemicals segment investments decreased to 1,237 M€ in 2002 from 1,611 M€ in 2001, reflecting higher spending in 2001 for certain large-scale projects, such as the steam-cracker at Port Arthur and the plant expansion at Carling. Strategically, the Company plans to manage its Chemicals portfolio actively to improve underlying profitability. While profitable growth opportunities, both internal and external, will be sought out, overall the capital employed in this segment is expected to decline in the coming years. With the sale of the Sigma-Kalon paints business in early 2003, the Company achieved its divestment target of 1.5 B€ for the 2000-2003 program; nonetheless, the Company intends to continue to divest assets at a rate of approximately 500 M€ per year over the coming years. In 2002, TotalFinaElf agreed to enter into a joint venture involving petrochemical assets in South Korea. For additional details on the joint venture, see “Item 4. Information on the Company — Business Overview — Chemicals — Base chemicals and polymers”.

Company Results 2001 vs. 2000

Financial Results

      TotalFinaElf’s sales declined to 105,318 M€ in 2001 from 114,557 M€ in 2000, primarily due to lower crude oil prices and lower European refining margins experienced in 2001 versus 2000. Operating income excluding non-recurring items (after corporate and consolidation adjustments) fell to 12,869 M€ in 2001 from 14,595 M€ in 2000, reflecting the weaker crude oil prices and refining margins that were partially offset by ongoing volume growth, productivity improvements and merger synergy benefits. Net income excluding non-recurring items decreased slightly to 7,518 M€ in 2001 from 7,637 M€ in 2000. The explosion at the Toulouse AZF factory had a negative impact of 600 M€ on reported net income in 2001. ROACE was 18% in 2001 compared to 20% in 2000.

      The 2001 environment was characterized by sharp declines in the second half for oil prices and European refining margins; the dollar-euro exchange rate remained relatively stable at favorable levels. Continued growth, productivity improvements, and synergies from the combinations with Elf Aquitaine and PetroFina had a positive impact of approximately 1.2 B€ on operating income.

Upstream

      Upstream segment sales (excluding sales to other segments) were 14,365 M€ in 2001 compared to 11,108 M€ in 2000, reflecting the impact of increased production volumes. Operating income excluding non-recurring items declined to 9,022 M€ in 2001 from 10,113 M€ in 2000. The average price of Brent crude oil fell to $24.4/b in 2001 from $28.5/b in 2000. On the other hand, gas prices increased by approximately 9%. In certain cases, contracts for the sale of natural gas determine the gas price by reference to crude oil prices, among other factors, albeit with a lag effect of one to several months. ROACE for Upstream was 24% in 2001 compared to 28% in 2000.

      Oil and gas production rose to 2,197 kboe/d in 2001 from 2,124 kboe/d in 2000, primarily due to production start-ups at the Elgin-Franklin fields in the UK North Sea, the Sincor field in Venezuela and other production increases in Norway, Myanmar and Nigeria. In 2001, the Upstream segment’s crude oil production represented 66% of its production on an oil equivalent basis and natural gas represented 34% of production. Natural gas production increased to 4,061 Mcf/d in 2001 from 3,758 Mcf/d in 2000. The Upstream segment’s combined net proved reserves of crude oil and natural gas increased to 10.98 Bboe at December 31, 2001 from 10.76 Bboe at December 31, 2000. Refer to “Supplemental Oil and Gas Information (Unaudited)” contained elsewhere herein for tables showing changes in proved reserves by year and by region.

      Upstream segment investments increased to 7,496 M€ in 2001 from 5,639 M€ in 2000, due principally to the inclusion of 989 M€ in investments for acquisitions in 2001 of gas and power assets in South America as well as increased investment in projects in Nigeria (287 M€) and Kazakhstan (160 M€). Strategically, TotalFinaElf focused on increasing the importance of the Upstream segment by continuing to develop large projects, including conventional oil and gas, midstream gas, LNG, and enhanced recovery projects, and improving underlying profitability by lowering average unit costs.

Downstream

      Downstream segment sales (excluding sales to other segments) decreased to 71,373 M€ in 2001 from 82,531 M€ in 2000. A significant contributing factor was the steep fall in European refining margins in the second half of 2001, so that margins averaged $15.4/ton for 2001 compared to $23.8/ton for 2000. The Downstream segment operating income excluding non-recurring items was 3,004 M€ in 2001 compared to 3,144 M€ in 2000. Productivity improvements and merger-related synergies contributed approximately 700 M€ to the Downstream segment’s 2001 operating income. Despite the weaker environment, ROACE for Downstream improved to 21% in 2001 from 20% in 2000.

      Downstream segment investments were 1,180 M€ in 2001 compared to 1,163 M€ in 2000. Strategically, the Company continued its efforts to reduce the refinery breakeven point, improve European marketing, control investments, and expand operations, notably in overseas markets and LPG activities.

Chemicals

      Chemicals segment sales (excluding sales to other segments) were 19,560 M€ in 2001 compared to 20,843 M€ in 2000. Operating income excluding non-recurring items fell to 1,095 M€ in 2001 from 1,627 M€ in 2000. During 2001, petrochemical margins fell sharply as expanding product supply outpaced weak U.S. and European demand. In the Intermediates and Specialty sectors, the economic environment was generally less favorable, particularly in the US and the electronics industry. The explosion at the Toulouse AZF factory had a negative impact of 597 M€ on net income for the segment in 2001. ROACE for Chemicals in 2001 was 7%, compared to 10% in 2000.

      Chemicals segment investments increased to 1,611 M€ in 2001 from 1,353 M€ in 2000 as the Company completed certain large-scale projects that had begun in previous years, such as the steam-cracker at Port Arthur and the plant expansion at Carling. Strategically, the Company continued to pursue profitable growth for this segment, capturing both internal and external opportunities worldwide. Cumulative 2000-2001 divestment proceeds rose to more than 650 M€ by the end of 2001.

Liquidity and Capital Resources

      TotalFinaElf’s cash requirements for working capital, share buy-backs, capital expenditures and acquisitions over the past three years were financed primarily by a combination of funds generated from operations, borrowings and divestments of non-core assets. The Company continually monitors the balance between cash flow (funds generated from operations) and net expenditures. In the Company’s opinion, its working capital is sufficient for its present requirements.

      TotalFinaElf’s investments amounted to 8,657 M€, 10,566 M€, and 8,339 M€ in 2002, 2001, and 2000, respectively. Such investments represented a decrease of 18% in 2002 from 2001 and an increase of 27% in 2001 from 2000. During 2002, 71% of the expenditures were made by the Upstream segment mainly in Angola, Nigeria, Iran, Norway, United Kingdom, Kazakhstan, Venezuela and the U.S.; 13% of the expenditures were made by the Downstream segment mainly in Europe, Africa and the Mediterranean Rim; 14% of the expenditures were made by the Chemicals segment mainly in Europe and the U.S.; and 2% of the investments were made by Corporate. During 2001, 71% of the expenditures were made by the Upstream segment mainly in Angola, Nigeria, Iran, Norway, United Kingdom, Kazakhstan, Bolivia, Venezuela and the U.S.; 11% of the expenditures were made by the Downstream segment mainly in Europe, Africa and the Mediterranean Rim; and 15% of the expenditures were made by the Chemicals segment mainly in Europe and the U.S. During 2000, which included 3,589 M€ of investment activity from Elf Aquitaine, 68% of the investments were made by the Upstream segment mainly in Angola, Algeria, Nigeria, Iran, Norway, United Kingdom, Kazakhstan, Bolivia, Venezuela and the U.S.; 14% of the investments were made by the Downstream segment mainly in Europe and Africa; and 16% of the investments were made by the Chemicals segment in the U.S. and Europe.

      The main source of funding for TotalFinaElf’s expenditures has been cash from operating activities (11,006 M€, 12,303 M€, and 13,389 M€ in 2002, 2001, and 2000, respectively). The balance of funding for expenditures, including acquisitions, came from borrowings and dispositions of non-core assets. TotalFinaElf’s long-term debt amounted to 10,157 M€ at year-end 2002, 11,165 M€ at year-end 2001, and 11,509 M€ at year-end 2000 (including the long-term debt consolidated in 2000 following the acquisition of Elf Aquitaine). For further information on the Company’s level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see Note 16 of the Notes to the Consolidated Financial Statements included in this Annual Report. For further information on the Company’s treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. Proceeds from assets sales amounted to 1,636 M€, 5,043 M€, and 2,567 M€ in 2002, 2001 and 2000, respectively. In 2002, TotalFinaElf sold certain financial assets, including some of its shares in Sanofi-Synthélabo and certain non-strategic assets in the Upstream, Downstream and Chemicals segments. In 2001, TotalFinaElf sold certain financial assets, including some of its shares in Sanofi-Synthélabo and most of its stake in Cogema, a company involved in the nuclear power industry, Downstream assets in France as required by the EU Commission following its approval of the acquisition of Elf Aquitaine, and certain non-strategic assets in the Chemicals and Upstream segments. In 2000, TotalFinaElf sold certain publicly traded securities, including part of its holdings in Sanofi-Synthélabo, selected oil and gas properties in the UK and U.S., Downstream assets in U.S. refining and marketing, and certain non-core Chemicals segment assets, including the oleochemicals business.

      Shareholders’ equity decreased by 1,786 M€ during 2002, increased by 1,531 M€ in 2001, and increased by 4,732 M€ during 2000. Changes to shareholders’ equity in 2002 and 2001 were due primarily to net earnings, partially offset by the cancellation of treasury shares and the payment of the annual dividend. During 2002 TotalFinaElf repurchased 24.03 million of its own shares for approximately 3.4 B€. During 2001 TotalFinaElf repurchased 39.0 million of its own shares for approximately 6.1 B€. TotalFinaElf repurchased 11.9 million of its own shares on the open market for approximately 1.9 B€ from September through December 2000.

      At December 31, 2002, TotalFinaElf’s net-debt-to-equity ratio, which is its financial short-term and long-term debt, net of cash and cash equivalents, divided by the sum of shareholders’ equity, redeemable preferred shares issued by consolidated subsidiaries and minority interest after dividends, was 29% compared to 31% at year-end 2001 and 33% at year-end 2000. Over the 2000-2002 period, TotalFinaElf used its cash flow to slightly reduce this ratio primarily by decreasing net debt (short-term debt plus long-term debt less cash and cash equivalents), while higher net income increased shareholders’ equity and repurchases and cancellations of shares decreased shareholders’ equity. At December 31, 2002, TotalFinaElf had $8,658 M of long-term confirmed lines of credit, of which $6,946 M were unused.

      TotalFinaElf expects 2003 capital expenditures to be approximately 8.7 B€. The 2003 investment budget is split 67% for Upstream, with spending on exploration estimated at $750 M; 15% for Downstream; and 18% for Chemicals, including the investment for a petrochemicals joint venture in South Korea. While the actual amount of future expenditures will depend on a number of factors that cannot currently be foreseen, the Company’s planned expenditures for 2003 in the normal course of business, excluding acquisitions, are expected to be financed from funds generated by operations. In addition, the Company will continue to pursue its policy of disposing of non-core assets. The Company expects that divestments, including further divestment of its interest in Sanofi-Synthélabo, will likely continue to be significant. TotalFinaElf has stated that it expected to sell 1.5 B€ of non-core assets during the 2000-2003 period, and through the end of 2002, including the sale of the Sigma-Kalon paints unit that closed in February 2003, the Company has essentially achieved this target.

      In 2003, the Company expects to use free cash flow (cash flow from operating activities less investments plus proceeds from divestments) after dividends to maintain its net debt-to-equity ratio around 30% and to continue to repurchase Shares of the Company.

Research and Development

      Research and development activities are focused on the three operational business segments:

•	In Upstream, focus is on exploration-production technology allowing access, at acceptable cost, to new energy resources (high pressure-high temperature, deep offshore, heavy crude oils, polyphasic transportation of acidic gas) as well as on environmentally-friendly technologies such as reduction of gaseous emissions which erode the ozone, containment of acidic gas emissions, and efficient use of water in the upstream industrial process.

•	In Downstream, focus is on refining technology allowing the anticipation, identification and the reduction of technical constraints linked to the operation of the facilities, on the creation of the products, on the evolution of relevant legislation, and on improved methods of waste removal.

•	In Chemicals, focus is on chemical processes to improve competitiveness, quality, safety and protection of the environment, in particular in respect of the following: new catalyst technology, new polymerization technologies, new products (polymers, elastomers, anti-vibration systems, new coatings) and nano-technology.

      Research and development costs incurred by the Company during 2002 amounted to 662 M€ as compared to 695 M€ in 2001 and 686 M€ in 2000, corresponding to 0.6% of average sales of the last three years.

      A staff of approximately 6,000 is dedicated to these research and development activities.

Outlook

      In early 2003, market parameters have been volatile and mixed, with oil prices and European refining margins at very high levels, the U.S. dollar relatively weak against the euro, and petrochemical margins at low levels. In this context, management expects TotalFinaElf’s activities to continue to progress well. For a discussion of the risks and uncertainties related to these expectations, see “Cautionary Statement Concerning Forward-Looking Statements”.

      The Company has the following 2003 targets:

•	The combination of growth and synergies/ productivity gains continued to yield benefits in 2002. Based on operating income, the benefits derived from this self-help program were approximately 1.3 B€ in 2002, 1.2 B€ in 2001 and 1.2 B€ in 2000. This trend is expected to continue in 2003, and the self-help target for the 2000-2003 program was confirmed at approximately 4.8 B€, assuming a constant reference environment.(1)

•	In the Upstream segment, the production growth target is 5% for 2003 versus 2002. Production growth is expected to average 5% per year through 2007. The interim target of 2.8 Mboe/d for 2005 was confirmed in February 2003.

•	The Company reiterated its target for the breakeven point for its European refineries of $5/t for 2005, based on both major products and specialty products.

•	Return on average capital employed (ROACE) has replaced return on capital employed (ROCE) as the Company’s target metric. The new ROACE targets(1)(2) for business segments in 2005 are 16% for Upstream, 16% for Downstream, 14% for Chemicals, and 15.5% for the Company.

•	Projected investments for 2003 are approximately 8.7 B€ with 67% of this amount allocated to Upstream.

(1)	Based on a constant reference environment: €/$ = 1.0, Brent = $17/b, TRCV = $12/t.

(2)	For a discussion of the change in presentation to ROACE, and the manner of calculating both ROACE and ROCE, see Note 1 paragraph R (“Main accounting and financial indicators — information by business segment”) of the Notes to the Consolidated Financial Statements.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      In accordance with French law governing a société anonyme, the Company’s affairs are managed by its Board of Directors and by its Chairman, President and Chief Executive Officer, who has full executive authority to manage the affairs of the Company.

A.  DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

      As of February 28, 2003, the Company’s Board of Directors was comprised of 17 members. The Company’s statuts provide that the number of members of TotalFinaElf’s Board of Directors may be within an unspecified range permitted by French law. French law changed in May 2001 reducing the maximum number of directors from 24 to 18. The members are elected by the shareholders of the Company entitled to vote at ordinary general shareholders’ meetings.

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

      The table below sets forth with respect to each director of the Company as of February 28, 2003 the following information: name, year of initial appointment, year of expiration of term, age, principal business activities outside of the Company, and number of Shares owned. The Board of Directors considers that all of the directors of the Company are independent with the exception of Mr. Desmarest. See “— C. Board Practices — Corporate Governance” below.

					Number of
	Director	Term		Principal Business Activities Outside	Shares
Name	Since	Expires	Age	of the Company	Owned

Thierry Desmarest, Chairman	1995	2004	57	Chairman and Chief Executive Officer of Total Fina Elf S.A. President of the Total Fondation. Director of Sanofi-Synthélabo. Member of the Supervisory Board of Air Liquide, Areva. Chairman and Chief Executive Officer of Elf Aquitaine since January 15, 2000.	14,800
Yves Barsalou	2000	2003	70	Honorary Chairman of Crédit Agricole, Director of Société des Caves de Roquefort, Sodragi, Banco Espirito Santo. Member of the Supervisory Board of Midi Libre.	741
Daniel Bouton(1)	1997	2003	52	Chairman and Chief Executive Officer of Société Genérale, Director of Schneider Electric S.A., Arcelor Member of the Supervisory Board of Vivendi Environnement.	800
Bertrand Collomb	2000	2003	60	Chairman and Chief Executive Officer of Lafarge, Member of the Supervisory Board of Allianz Munich.	1,178
Paul Desmarais Jr(2)	2002	2005	48	Chairman of the Board and Co-chief Executive Officer of Power Corporation of Canada, Member of the Board of Directors and Management Committee of Great West (Canada), Groupe Bruxelles Lambert S.A. (Belgium), London Insurance Group Inc. Director of Pargesa Holding S.A. and Suez.	500
Xavier Dupont	2000	2003	70	President of Natexis Quantactions France, Member of the Supervisory Board of Banque Privée Saint Dominique and Acofi.	1,000
Jacques Friedmann(3)	2000	2003	70	Director of BNP Paribas.	1,519
Professor Bertrand Jacquillat	1996	2005	58	Professor at the Paris Institut d’Etudes Politiques, Co-founder and Chairman and Chief Executive Officer of Associés en Finance.	900

					Number of
	Director	Term		Principal Business Activities Outside	Shares
Name	Since	Expires	Age	of the Company	Owned

Antoine Jeancourt-Galignani	1994	2003	65	Former Chairman of Assurances Générales de France, Chairman of the Supervisory Board of Euro Disney SCA, Director of Société Générale, Kaufman & Broad.	780
Anne Lauvergeon(4)	2000	2003	43	Chairman of the Supervisory Board of Areva. Director of Suez, Sagem, Pechiney.	500
Maurice Lippens	2003	2005	59	President of Fortis Compagnie Het Zoute, Compagnie Immobilière d’Hardelot, Hazegras and CDC United Network, Vice President of Société Générale de Belgique, Director of GBL, Finasucre and Groupe Sucrier S.A.	800
Michel Pébereau(3)	2000	2003	60	Chairman and Chief Executive Officer of BNP Paribas, Director of Lafarge, Saint Gobain Member of the Supervisory Board of AXA, Dresdner Bank AG. President of the French Banking Federation.	589
Thierry de Rudder(2)	1999	2004	53	Managing Director of Bruxelles Lambert Group, Director of Société Générale de Belgique, Tractebel, PetroFina.	989
Jürgen Sarrazin	2000	2003	66	Former Chairman of the Dresdner Bank Management Board.	1,777
Robert Studer	2000	2003	64	Former Chairman of the Board of Directors of Union des Banques Suisses, Director of B.A.S.F., Espirito Santo Financial Group, Renault, Schindler Holding.	1,463
Serge Tchuruk(1)	1989	2004	65	Chairman and Chief Executive Officer of Alcatel, Director of Thales, Société Genérale, Ecole Polytechnique.	50,935
Pierre Vaillaud	2000	2003	67	Former Chairman and Chief Executive Officer of Elf Aquitaine and Technip, Director of Egis, Member of the Supervisory Board of Oddo Pinatton, Technip-Coflexip, Cegelec.	1,113

(1)	Messrs. Bouton and Tchuruk are Chairman and Chief Executive Officer, and Director, respectively, of Société Générale, which, to the Company’s knowledge, owns 0.7% of the Company’s Shares and 0.8% of the voting rights. Messrs. Bouton and Tchuruk disclaim beneficial ownership of such Shares.

(2)	Messrs. de Rudder and Desmarais Jr are Managing Director and Director, respectively, of Bruxelles Lambert Group (Belgium), which, to the Company’s knowledge, owns 3.4% of the Company’s Shares, and 6.4% of the voting rights. Messrs. de Rudder and Desmarais Jr disclaim beneficial ownership of such Shares.

(3)	Messrs. Pébereau and Friedmann are Chairman and Chief Executive Officer, and Director, respectively, of BNP Paribas, which, to the Company’s knowledge, owns 0.2% of the Company’s Shares, and 0.4% of the voting rights. Messrs. Pébereau and Friedmann disclaim beneficial ownership of such Shares.

(4)	Ms. Lauvergeon is Chairman of the Managing Board of Areva, which, to the Company’s knowledge, owns 0.8% of the Company’s Shares, and 0.8% of the voting rights. Ms. Lauvergeon disclaims beneficial ownership of such Shares.

Executive Officers

      Pursuant to the Company’s statuts, general management of the Company is performed under the responsibility of either the Chairman of the Board of Directors (Président du Conseil d’Administration), or by another person appointed by the Board of Directors and bearing the title President and Chief Executive Officer (Directeur Général). The Board of Directors selects one of these methods of exercising general management and once the determination is made, it remains in effect until a contrary decision is made.

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

      When general management of the Company is assumed by the Chairman, the legal, regulatory or statutory provisions relative to the President are applicable to him or her, and he or she takes the title of Chairman of the Board, President and Chief Executive Officer (Président-directeur général). When the Board of Directors determines the separate functions of Chairman of the Board of Directors and President – Chief Executive Officer of the Company, the Board appoints a President and Chief Executive Officer, who need not be a member of the Board of Directors, sets the term for his or her appointment, and the degree of his or her powers. Neither the Chairman nor the President-Chief Executive Officer may continue in office beyond his or her sixty-fifth birthday.

      The Board of Directors is authorized to appoint up to two Vice Chairman (Vice Président du Conseil d’Administration). On the basis of a proposal by the Company’s President and Chief Executive Officer, the Board of Directors may also appoint up to five Executive Vice Presidents (Directeur Général Délégué) to assist the President.

      The management of the Company is carried out by the Executive Committee and the Management Committee. The Executive Committee is the primary decision-making body, defining Company strategy and authorizing related investments. It also prepares decisions that fall within the purview of the Board of Directors. The Executive Committee meets twice monthly, or as often as necessary. The Management Committee facilitates coordination between the various units of the Company, monitors the results of the operational divisions and reviews the activity reports of the functional divisions. It includes all members of the Executive Committee (7 members) as well as 22 senior managers from the various operational and functional divisions.

      The table below sets forth the name of each executive officer of the Company as of February 28, 2003, his position with the Company and the year as of which he served as an executive officer of the Company. Each executive officer devotes 100% of his business activities to the Company:

Name	Position	Officer Since

Thierry Desmarest	Chairman, President and Chief Executive Officer of TotalFinaElf	1989
François Cornélis*	Executive Vice President of TotalFinaElf, and President of Chemicals	1999

Name	Position	Officer Since

Robert Castaigne	Executive Vice President of TotalFinaElf, and Chief Financial Officer	1990
Christophe de Margerie	Executive Vice President of TotalFinaElf, and President of Exploration and Production	1992
Jean-Luc Vermeulen	Executive Vice President of TotalFinaElf, and President of the Upstream Division	2000
Jean-Paul Vettier	Executive Vice President of TotalFinaElf, and President of Refining and Marketing	1990
Bruno Weymuller	Executive Vice President of TotalFinaElf, and President of Strategy and Risk Assessment	2000
Michel Bénézit	Senior Vice President Africa, Exploration and Production Division	1995
Michel Bonnet	Senior Vice President, Executive Career Management	2000
Alain Champeaux	Senior Vice President Overseas, Refining and Marketing Division	1999
Pierre-Christian Clout	Senior Vice President, Hutchinson, Engineering Polymers, Chemicals Division	2002
Jean-Claude Company	Senior Vice President Refining, Refining and Marketing Division	1995
Yves-Louis Darricarrère	Senior Vice President Northern Europe, Exploration and Production Division	2000
Jean-Michel Gires	Senior Vice President Sustainable Development, Environment and Industrial Safety	2003
Philippe Goebel	Senior Vice President Acrylics, PMMA Chlorochemicals, Chemicals Division	2002
François Groh	Senior Vice President, President of Trading and Shipping	2002
Jean-Jacques Guilbaud	Senior Vice President, Human Resources and Management	1998
Pierre Guyonnet	Senior Vice President, Industrial Safety	2002
Ian Howat	Senior Vice President Strategy, Strategy and Risk Assessment Division	1995
Pierre Klein	Senior Vice President Administration, Refining and Marketing Division	2002
Jean-Bernard Lartigue	Senior Vice President Petrochemicals, Chemicals Division	2000
Jean-Marie Masset	Senior Vice President Geosciences, Exploration and Production Division	2002
Charles Mattenet	Senior Vice President, Strategy, Business Development, Research, Exploration and Production Division	2002
Eric de Menten	Senior Vice President Marketing Europe, Refining and Marketing Division	2002
Jean Privey	Senior Vice President, President of Gas and Power	2002
Jean-Pierre Seeuws	Senior Vice President North America, Organic Peroxides, Additives, Chemicals Division	1990
André Tricoire	Senior Vice President Marketing France, Refining and Marketing Division	2000
Hugues Woestelandt	Senior Vice President Resins, Paints and Adhesives, Performance Polymers, Chemicals Division	1998
Charles Paris de Bollardière	Treasurer	1999

*	Vice Chairman of the Executive Committee

     There are no family relationships between any director and executive officer. No director or executive officer was elected or appointed as a result of any arrangement or understanding with any third party.

B.  COMPENSATION

      The aggregate amount paid directly or indirectly by the French and foreign affiliates of the Company as compensation to the executive officers as a group (the members of the management committee and the treasurer) was 14.6 M€ for the fiscal year ended December 31, 2002 (29 executive officers). For the seven members of the Executive Committee, this amounted to 6.98 M€ in 2002. Variable compensation accounted for 35% of the aggregate amount. Executive officers who are directors of affiliates of the Company are not entitled to retain any directors’ fees.

      Mr. Thierry Desmarest’s base compensation was € 2,409,952 in 2002. His performance based compensation is a function of the performance of the Group in the prior fiscal year. The variable amount paid to Mr. Desmarest in 2002 was € 1,112,900.

      The amount paid to the members of the Board of Directors as directors’ fees was 0.76 M€ in 2002 (as decided by the Ordinary Shareholders’ Meeting held on March 22, 2000). There were 16 directors as of December 31, 2002.

      The aggregate amount of 0.76 M€ paid as directors’ fees in 2002 was distributed as follows:

•	a fixed amount of € 15,000 per director (pro rata temporis in case of a change during the period),

•	an amount of € 4,000 per director member of the Audit Committee or the Nomination and Remuneration Committee, for each effective attendance at a Committee meeting,

•	the balance is distributed among the directors according to an effective attendance of the meetings of the Board of Directors.

      For information on stock option grants to directors and executive officers in 2002, see “— E. Share Ownership — Options held by Directors and Officers” below.

C.  BOARD PRACTICES

Corporate Governance

      TotalFinaElf actively examines corporate governance matters, and is transparent regarding its primary policies. In particular, the Group maintains a policy of transparency in respect of compensation and the allocation of stock purchase and subscription options for its corporate officers.

      As early as 1995, the Group established two special committees: an Appointments and Compensation Committee and an Audit Committee.

      In March 2001, the Board adopted a Directors Charter, which incorporated elements the Company regards as essential among the recommendations regarding corporate governance. The Charter describes of the rights and obligations of directors.

      At its meeting on February 19, 2003, the Board of Directors amended the corporate governance policies initially adopted on September 5, 1995 to take into account recent developments in that area and made a determination regarding each director’s independence. The basic principles are summarized below.

      In early 2003, a Disclosure Committee composed of members of management of the Company was formed in order to examine disclosure to the financial community and to assist management in creating and monitoring disclosure controls and procedures.

Directors Charter

      The Directors Charter specifies the obligations of each director and establishes the mission and operating rules and regulations of the Board of Directors. Each director undertakes to maintain his independence of judgment and participate actively in the work of the Board, specifically on the basis of information communicated to him by the Company. Each director must inform the Board of conflict of interest situations, including the nature and terms of any proposed transactions that could give rise to such situations. When such occasions arise, he is required to clearly express the conflict as it pertains to the plans and projects discussed by the Board. He is required to own at least 500 registered company shares and comply strictly with provisions regarding the use of material non-public information.

      The mission of the Board of Directors consists of determining the overall strategic direction of the Company’s operations and supervising the implementation of strategy. With the exception of powers and authority expressly attributed to shareholders and within the limits of the company mission, the Board addresses any issue of interest to the proper operation of the Company, and its decisions govern the matters falling within its purview. Within this framework, and among other matters, the Board:

•	Appoints the corporate officers responsible for managing the Company and supervising its operations;

•	Defines TotalFinaElf’s strategy;

•	Discusses and debates major transactions considered by the Group, and may impose terms and conditions;

•	Is kept informed of any significant event pertaining to the operations of the Company;

•	Performs audits and inspections as it deems appropriate. Specifically, with the assistance of the Audit Committee, it ensures the following:

•	Proper definition of powers and authority within the Company as well as proper exercise of the respective powers and responsibilities of Company governing bodies;

•	That no person has the power to bind the Company without supervision and control;

•	The proper functioning of internal audit bodies and external auditors’ satisfactory performance of their mission;

•	The proper functioning of the committees that it has created;

•	Ensures the quality of information provided to shareholders as well as to financial markets in the financial statements that it prepares and the annual report, or on the occasion of major transactions;

•	Calls Shareholder Meetings and establishes their agenda;

•	Each year prepares a list of directors it deems to be independent under generally accepted corporate governance criteria.

      The Board of Directors meets at least four times a year and whenever circumstances so require.

      The directors are present, represented, or participate in meetings via video conferencing media that conform to the technical characteristics accepted by applicable regulations The Board establishes special committees, whether permanent or temporary, which are required by applicable legislation or which it deems appropriate. The Board allocates directors fees to the directors and may allocate additional directors fees to directors who participate in special Committees, while complying with the total amount established for that purpose by the Shareholders. The Board at regular intervals not to exceed three years performs an assessment of its own functioning and operations. In addition, it holds an annual discussion of its functioning and operations.

      The Company does not have any service contracts with its directors providing for benefits upon termination of employment.

The Audit Committee

      The mission of this Committee is to assist the Board of Directors so that the latter can ensure the quality of internal auditing and oversight and the reliability of the information provided to shareholders as well as to financial markets. The Audit Committee performs the following specific tasks:

—	Recommend the appointment of Auditors and their compensation, and ensure their independence;

—	Establish the rules for the use of Auditors for work other than auditing accounts;

—	Examine the assumptions employed in preparing financial reports, study the company financial statements of the holding company and the consolidated annual, semiannual, and quarterly financial statements prior to their examination and review by the Board, having regularly reviewed the financial situation, cash flow situation, and the obligations of the Group;

—	Evaluate internal audit procedures, and specially ensure the establishment and proper operation of a committee to review and verify the data to be published, review its conclusions;

—	Approve the annual work schedules of external and internal auditors;

—	Examine the internal audit reports and other reports (external auditors, annual report, etc.);

—	Evaluate the organization of the delegation of authority and the appropriateness of risk monitoring and oversight procedures;

—	Evaluate and assess the appropriateness of the selection of accounting principles and methodologies;

—	Examine the conditions for the use of derivatives products;

—	Issue an opinion regarding major transactions contemplated by the Group;

—	Review the annual report for significant litigation.

      The Committee is made up of at least three directors designated by the Board of Directors. Independent directors must constitute at least two-thirds of the members. The Board of Directors considers that all of the members of the Audit Committee are independent. In selecting the members of the Committee, the Board is to pay particular attention to their financial and accounting qualifications. Members of the Audit Committee may receive from the Company and its subsidiaries only (i) the directors fees due on the basis of their positions as Directors and as members of the Audit Committee (ii) compensation and pensions due for previous work for the Company which is not dependant upon future work or activities. The Committee appoint its own Chairman. The Group Chief Financial Officer serves as the Committee Secretary. At the minimum, the Committee meets to examine the consolidated annual and quarterly financial statements.

      The Audit Committee may meet with the Group Chief Executive Officer and perform visits or hold meetings with the managers of operating or functional entities that are appropriate to the accomplishment of its mission. The Committee is required to interview and examine the Auditors. It may meet with them without any Company representatives being present. If it deems it necessary for the accomplishment of its mission, the Committee may request from the Board the means and resources to make use of outside assistance. The Committee is required to submit a written report to the Board of Directors regarding its work.

      The Committee members are Messrs. Jacques Friedmann, Bertrand Jacquillat and Thierry de Rudder. Committee members’ length of service as TotalFinaElf directors is, as of December 31, 2002, two years, six years, and three years, respectively.

Audit Committee Activity in 2002

      The Audit Committee met on seven occasions in 2002. The January 28 and March 11 meetings were devoted to a review of the Group’s preliminary earnings, closing the final statements for fiscal year 2001, and an analysis of collateral ceilings granted by the parent company.

      In the second quarter, the Committee met on May 6 to analyze the impact on the Group from the reorganization of international auditing firms following the disappearance of the Andersen network around the world. On May 22, the meeting reviewed the first quarter consolidated financial statements and analyzed the crude oil and refined products trading business.

      In the second half of the year, the Committee met on September 2 to review the statements for the second quarter and the first half of the year as well as the gas and power trading business. On October 10, the meeting considered the current status of accounting standards in France and the changes to be expected from the introduction of the IAS/IFRS standards in fiscal year 2005.

      Finally, the Committee met on November 18 to analyze the third quarter 2002 statements, to consider the consequences for the Group of the Sarbanes-Oxley Act passed in the United States on July 30, 2002, and to discuss the findings of the working group headed by Mr. Bouton on the way in which Boards of Directors and various Committees were working in France.

      In addition, the Committee’s agenda includes a presentation of the Group’s current treasury and liquidity position.

The Nomination and Remuneration Committee

      The principal objectives of this Committee are to:

•	Recommend to the Board of Directors the persons that are to be appointed as directors or corporate officers and to prepare the corporate governance rules and regulations that are applicable to the Company;

•	Review and examine the executive compensation policies implemented in the Group and the compensation of members of the Executive Committee, recommend the compensation of the Chief Executive Officer, and prepare any report that the Company must submit on these subjects.

      It performs the following specific tasks:

•	With Respect to Nomination:

1.	Assists the Board in the selection of directors, corporate officers, and directors as committee members.

2.	Recommends annually to the Board the list of directors who may be considered as “independent directors” of the Company. Directors may qualify as “independent directors” if the Company is unaware of any material relationship they may have with the Company.

•	With Respect to Remuneration:

1.	Makes recommendations and proposals to the Board regarding:

•	Compensation, the retirement and pension system, in-kind benefits, and other financial benefits of the corporate officers of TotalFinaElf SA, including retirement.

•	Allocations of stock subscription or purchase options and specifically allocations to corporate officers by name.

2.	Examines the compensation of members of the Executive Committee, including stock option plans and plans based on share value trends (“equity-based plans”), retirement and pension systems, and in-kind benefits.

      The Committee is made up of at least three Directors designated by the Board of Directors. Independent Directors must represent a majority of the members. Members of the Nomination and Remuneration Committee may receive from the Company and its subsidiaries only (i) the directors fees due on the basis of their positions as Directors and as members of the Nomination and Remuneration Committee (ii) compensation and pensions due for previous work for the Company which is not dependent upon future work or activities. The Committee appoints its Chairman and its secretary. The latter must be a senior executive of the Company. The Committee meets at least twice a year.

      The Committee invites the chief executive officer to submit his recommendations and proposals. The Chief Executive Officer may not be present for deliberations regarding his own situation. While appropriately maintaining the confidentiality of discussions, the Committee may request from the Chief Executive Officer the benefit of the assistance of any executive manager of the Company whose skills and qualifications could facilitate the handling of an agenda item. If it deems it necessary to accomplish its mission, the Committee may request from the Board the means and resources to make use of outside assistance. The Committee submits reports to the Board of Directors regarding its work.

      The Committee met twice in 2002. Its members are Messrs. Bertrand Collomb, Michel Pebereau and Serge Tchuruk, all of whom are independent directors.

D.  EMPLOYEES

      At December 31, 2002, TotalFinaElf employed 121,469 persons worldwide, primarily in Europe, compared with 122,025 at December 31, 2001 and 123,303 at December 31, 2000. The sale of the Group’s Paints activity (SigmaKalon) effective in February 2003 has resulted in a reduction of about 10,000 employees in the Chemicals sector. The tables below set forth the segments and geographic location in which our employees worked at December 31, 2002, 2001 and 2000.

	Upstream	Downstream	Chemicals	Corporate	Total

2002	14,019	35,054	71,268	1,128	121,469
2001	13,870	35,743	71,312	1,100	122,025
2000	14,142	35,815	72,253	1,093	123,303

		Rest of	Rest of
	France	Europe	the World	Total

2002	52,915	37,584	30,970	121,469
2001	52,988	38,570	30,467	122,025
2000	55,197	38,086	30,020	123,303

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

      At December 31, 2002, based on registered shares held, the Board of Directors, including the Chairman, held 79,584 Shares, and the Management Committee and the Treasurer held 168,761 Shares.

Options Held by Directors and Officers

TotalFinaElf share subscription and purchase options granted to Executive Officers as a group (Management Committee and Treasurer as of February 28, 2003)(1):

	1996	1998	1999	2000	2001	2002
	Subscription	Purchase	Purchase	Purchase	Purchase	Purchase
	Plan	Plan	Plan	Plan	Plan	Plan	Total

Exercise price (in euros)	59.76	93.76	113.00	162.70	168.20	158.30
Expiration date	12/11/2002	03/17/2006	06/15/2007	07/11/2008	07/10/2009	07/09/2010
Options granted prior to January 1, 2002	142,500	135,200	213,500	248,800	308,650	—	1,048,650
Outstanding options as of January 1, 2002	62,000	135,200	213,500	248,800	308,650	—	968,150
Options granted in fiscal year 2002	—	—	—	—	—	334,400	334,400
Options exercised in fiscal year 2002	62,000	0	0	0	0	0	62,000
Outstanding options as of December 31, 2002	0	135,200	213,500	248,800	308,650	334,400	1,240,550
Options exercised between January 1 and February 28, 2003	—	0	0	0	0	0	0
Outstanding options as of February 28, 2003	—	135,200	213,500	248,800	308,650	334,400	1,240,550

(1)	Mr. Desmarest is the sole director who holds options.

TotalFinaElf share subscription and purchase options granted to Mr. Thierry Desmarest, Chairman of the Board, President and Chief Executive Officer of Total Fina Elf S.A.

	1996	1998	1999	2000	2001	2002
	Subscription	Purchase	Purchase	Purchase	Purchase	Purchase
	Plan	Plan	Plan	Plan	Plan	Plan	Total

Exercise price (in euros)	59.76	93.76	113.00	162.70	168.20	158.30
Options granted prior to January 1, 2002	32,000	30,000	40,000	50,000	75,000	—	227,000
Outstanding options as of January 1, 2002	17,000	30,000	40,000	50,000	75,000	—	212,000
Options granted in fiscal year 2002	—	—	—	—	—	60,000	60,000
Options exercised in fiscal year 2002	17,000	0	0	0	0	0	17,000
Outstanding options as of December 31, 2002	0	30,000	40,000	50,000	75,000	60,000	255,000
Options exercised between January 1 and February 28, 2003	—	0	0	0	0	0	0
Outstanding options as of February 28, 2003	—	30,000	40,000	50,000	75,000	60,000	255,000

      As of February 28, 2003, the directors and officers of the Company (members of the Management Committee) coming from Elf Aquitaine as a group also held options to subscribe for Elf Aquitaine shares. Pursuant to the public exchange offer on Elf Aquitaine shares, the Company committed itself to guaranty to the holders of Elf Aquitaine share subscription and purchase options, at the end of the period referred to in Article 163C of the French General Tax Code (“CGI”) and until the end of the period for the exercise of the options, the possibility to exchange their future Elf Aquitaine shares for TotalFinaElf shares, on the basis of the exchange ratio of the offer (19 TotalFinaElf shares for 13 Elf Aquitaine shares).

Elf Aquitaine share subscription options granted to Executive Officers coming from Elf Aquitaine (as of February 28, 2003), entitled to be exchanged, in the event of exercise, for TotalFinaElf Shares

					1999 Plan	MTI 1998
	1995 Plan	1996 Plan	1997 Plan	1998 Plan	no1	Plan	Total

Exercise price per Elf Aquitaine share (in euros)	54.03	50.72	80.65	105.95	115.60	105.95
Expiration date	01/24/2002	03/19/2003	03/25/2004	03/31/2005	03/30/2009	03/31/2005
Options granted	21,200	26,300	37,250	48,250	25,970	174,630	333,600
Outstanding options as of January 1, 2002	3,000	4,000	26,750	48,250	25,970	174,630	282,600
Non confirmed options during fiscal year 2002 due to results of fiscal year 2001(1)	—	—	—	—	—	6,180	6,180
Options exercised in fiscal year 2002	3,000	0	5,751	0	0	0	8,751
Outstanding options as of December 31, 2002	0	4,000	20,999	48,250	25,970	168,450	267,669
Options exercised between January 1 and February 28, 2003	—	0	0	0	0	0	0
Outstanding options as of February 28, 2003	—	4,000	20,999	48,250	25,970	168,450	267,669
Corresponding number of TotalFinaElf shares(2)	—	5,846	30,691	70519	37,956	246,196	391,209

(1)	Confirmation of MTI options by the Elf Aquitaine Board of Directors depends on the realization of performance objectives during the fiscal years covered by the plan.

(2)	Assumes the maximum number of shares are exchanged (19 TotalFinaElf shares for 13 Elf Aquitaine shares).

Share Subscription and Purchase Plans

      At the May 21, 1997 Shareholders’ Meeting, the shareholders approved a share purchase plan under which the Board of Directors was authorized to grant options to purchase previously issued Shares which have been repurchased by the Company on the open market, to employees and executives of the Company and its subsidiaries (the “1997 Authorization”). At the May 17, 2001 Shareholders’ Meeting, the shareholders approved a new authorization to grant options to subscribe for Shares and options to purchase previously issued Shares, not exceeding 3% of the total number of outstanding Shares, to employees and executives of the Company and its subsidiaries (the “2001 Authorization”).

      The table below sets forth options granted by the Board of Directors.

		Number of Shares Subject to
	Date of Board of	Outstanding Unexercised	Exercise
	Directors’ Meeting	Options as of February 28, 2003	Price	Expiration Date

1997 Authorization	March 17, 1998	897,480	93.76	March 17, 2006
	June 15, 1999	1,453,517	113.00	June 15, 2007
	July 11, 2000	2,412,145	162.70	July 11, 2008
2001 Authorization	July 10, 2001	2,684,775	168.20	July 10, 2009
	July 9, 2002	2,867,100	158.30	July 9, 2010

      See Note 25 of the Notes to the Consolidated Financial Statements for more detailed information on “Employee Share Subscription and Share Purchase Plans”, including the Company’s commitment to guarantee the holders of Elf Aquitaine share subscription options the possibility to exchange their future Elf Aquitaine shares for TotalFinaElf shares.

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

      At the Ordinary and Extraordinary Shareholder’s Meeting held on May 7, 2002, the shareholders voted for the replacement of the authorization by the Ordinary and Extraordinary Shareholders’ Meeting of May 13, 1998. This new authorization has been given for a maximum five year period and the increase of share capital may not exceed 3% of the share capital at the date of issue of the new shares.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

      As of February 28, 2003, to the Company’s knowledge, Parjointco, held 50% by the Frère Group and 50% by the Desmarais Group, indirectly controls Bruxelles Lambert Group. The Frère Group also controls Compagnie Nationale à Portefeuille. At that date, to the Company’s knowledge, Bruxelles Lambert Group and Compagnie Nationale à Portefeuille held respectively 23,485,126 Shares, or 3.4%, and 8,212,740 Shares, or 1.2%, of the Company’s Shares representing 6.4% and 1.2% of the Company’s voting rights. Bruxelles Lambert Group does not have voting rights different from other shareholders of the Company having held their shares in registered form for over 2 years. No other shareholder beneficially owns 5% or more of the Company’s Shares or voting rights.

      As of February 28, 2003, there were 73,121,332 ADSs outstanding in the United States, representing 5.3% of the total outstanding Shares.

      As of February 28, 2003, there were 1,767,807 warrants outstanding in the United States. See “Item 10. Additional Information — A. Memorandum and Articles of Association — Description of TotalFinaElf Warrants”.

      The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. The Company does not know of any arrangements that may, at a subsequent date, result in a change of control of TotalFinaElf.

B.  RELATED PARTY TRANSACTIONS

      The Group’s main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in Notes 7 and 29 paragraph D, respectively, to the Consolidated Financial Statements included elsewhere herein.

      In the ordinary course of its business, TotalFinaElf enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2002 and ending on February 28, 2003.

ITEM 8.     FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER SUPPLEMENTAL INFORMATION

      See pages F-1 through F-82 and S-1 through S-2 for TotalFinaElf’s consolidated financial statements and other supplemental information.

Litigation

      While it is not feasible to predict the outcome of the pending claims, proceedings, and investigations described in the three subsections immediately below with certainty, management is of the opinion that their ultimate disposition should not have a material adverse effect on the Company’s financial position, cash flows, or results of operation.

Grande Paroisse

      An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse (France) on September 21, 2001. Grande Paroisse, a 98.43% held subsidiary of Atofina as of December 31, 2002, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of 30 people and injured many others. In addition a portion of Toulouse was significantly damaged. This plant has been closed and individual assistance packages were offered to employees.

      The preliminary observations from the related investigation, which is still in progress, have not identified the causes of the explosion, and the theory that the explosion was the result of a chemical accident has not been proved or disproved. Under a related criminal investigation, which is also still in progress, 11 employees of Grande Paroisse have been indicted.

      Pursuant to applicable French law, Grande Paroisse is presumed to bear sole responsibility for the explosion as long as the cause of the explosion remains unknown. While awaiting the conclusion of the investigation, Grande Paroisse has set up a compensation system for victims. At year end 2002, 85% of the claims under this system have been paid. At this stage, the Group estimates that the amount of third party claims could reach 1.8 B€, which would exceed its civil liability insurance coverage by approximately 1.0 B€. A related total charge of 995 M€ was recorded on the Company’s balance sheet as of December 31, 2002.

Antitrust Investigations

      Following an investigation into certain trade practices in the chemicals industry, by settlement with the U.S. Department of Justice, Atofina agreed to pay a fine of $8.5 M in 2002. Moreover, two Atofina employees were convicted in the United States in 2002 after criminal prosecution. Atofina and other chemical subsidiaries of the Group are involved in several civil lawsuits in the United States and Canada for violations of antitrust laws. Those same practices are the subject of a proceeding that is being conducted by the European Commission.

      Moreover, in October 2002 and the first quarter of 2003, the European Commission conducted investigations into chemical and refining-marketing subsidiaries of the Group.

      While it is not possible to predict the outcome of the pending claims, proceedings, and investigations described above with certainty, management believes that their ultimate outcome will not have a material adverse effect on the Company’s financial position, cash flows, or results of operations.

Sinking of the Erika Tanker

      As part of the clean-up effort related to the 1999 sinking of the Erika petroleum tanker, which was transporting products belonging to the Group, more than 100,000 tons of waste have been collected and processed from the affected coasts. The processing schedule was delayed as special processing technologies were implemented to deal with the presence of significant amounts of clay sediments in the waste. These sediments, as well as the various by-products resulting from the treatment process, are being sent to several French or European groups to be eliminated or processed. The processing is anticipated to be completed near the beginning of 2004.

      The criminal investigation initiated by the Regional Court of Paris, under which Total Fina Elf S.A. as a legal entity and five employees of the Group are being investigated, is still pending. TotalFinaElf believes that the violations with which the Group and these employees were charged are without substance as a matter of fact and as a matter of law.

Myanmar

      In 2002, two criminal complaints, one in Belgium and the other in France, were reportedly filed against the Company, its Chairman and the former manager of its Myanmar subsidiary.

      According to news reports, the complaint in Belgium was filed on April 25, 2002 with the investigating judge of the Regional Court of Belgium on behalf of four Burmese citizens who claimed that they were victims of human rights violations committed by the military authorities of Myanmar. Reports also stated that the Company and its management were charged with being accessories to human rights crimes. Since the Company has not been legally served with a complaint by the plaintiffs, or received legal notice of the institution of proceedings from the applicable authorities, TotalFinaElf is not aware of the specific claims and allegations related to the reported complaints.

      Also according to news reports, the complaint in France was filed on August 26, 2002 with the Court of Nanterre, on behalf of two Burmese citizens who claim that they were “held and forced to work on the site of a gas pipeline” built by TotalFinaElf in Myanmar. TotalFinaElf has not been legally served with a complaint or received legal notice of the institution of the proceedings from the applicable authorities and therefore is not aware of the specific claims and allegations related to the reported complaints.

      Notwithstanding the foregoing, TotalFinaElf believes that all the charges formulated against the Company based on its activities in Myanmar are without substance as a matter of fact and as a matter of law.

South Africa

      TotalFinaElf was charged, together with approximately one hundred other multinational companies, in two law suits initiated in the United States in 2002, motivated by the presence of subsidiaries of the Group in South Africa during the apartheid period.

      The plaintiffs in these lawsuits are South-African citizens who claim various harm suffered during this period due to human rights violations, which were perpetrated by the army, the police or militias, and who consider that the companies summoned were accomplices of the perpetrators of these violations. The plaintiffs have requested various forms of indemnification for these alleged harms, including punitive damages and the restitution of profits.

      TotalFinaElf believes that all the charges brought against the Group in these matters are without substance as a matter of fact and as a matter of law.

Asbestos

      Like many other industrial groups, TotalFinaElf is involved in claims related to occupational diseases caused by asbestos exposure. The circumstances described in these claims generally concern activities prior to the beginning of the 1980s, well before the complete ban on the use of asbestos in most of the countries where the Group operates (January 1, 1997 in France). The various Group activities are not particularly likely to lead to significant exposure to asbestos related risks, since this material was generally not used in manufacturing processes, except for very specific cases. The main source of potential exposure is related to the use of certain insulating components in industrial equipment. These components are being gradually eliminated from our equipment through asbestos-elimination plans that have been underway for the past few years. However, considering the long period of time that may elapse before the harmful results of exposure to asbestos manifest themselves (up to 40 years), we anticipate that other claims will be filed in the years to come. Asbestos related issues have been subject to close monitoring in all branches of the Group. In 2002, the estimated cost of all asbestos related claims paid or pending is not likely to have a material adverse effect on the financial situation of the Group.

Dividend Policy

      The Company has paid dividends on its share capital in each year since 1946. Future dividends will depend on the Company’s earnings, financial condition and other factors. The payment and amount of dividends are subject to the recommendation of the Board of Directors and resolution by the Company’s shareholders at an annual ordinary general shareholders’ meeting.

      For the 2002 fiscal year, the Board of Directors has proposed a dividend of €4.10 per share, subject to approval by the shareholders at the Ordinary General Shareholders’ Meeting scheduled to be held on May 6, 2003.

      Dividends paid to holders of ADSs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of euros to dollars. See “D. Taxation” under “Item 10. Additional Information” for a summary of certain United States federal and French tax consequences to holders of Shares and ADSs.

B.  SIGNIFICANT CHANGES

      For a description of significant changes that have occurred since the date of the Company’s Consolidated Financial Statements, see “Item 4. Information on the Company” which includes descriptions of certain recent 2003 activities in each of the business segments.

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

Trading on Euronext Paris

      Official trading of listed securities on Euronext Paris, including the Shares, is transacted through French stockbrokers (sociétés de bourse) and takes place continuously on each business day in Paris from 9:00 a.m. to 5:25 p.m. (Paris time), with a fixing of the closing price at 5:30 p.m.

      All the markets of Euronext Paris are cash settlement markets (marché au comptant). Highly liquid shares, including those of the Company, are eligible for deferred settlement (Service à Règlement Différé — SRD). Payment and delivery for shares under the SRD occurs on the last day of each month. Use of the SRD service requires payment of a commission. Under this system, the determination date for settlement the following month occurs on the fifth trading day prior to the end of each month.

      In France, the Shares are included in the principal index published by Euronext Paris (the “CAC 40 Index”). The CAC 40 Index is derived daily by comparing the total market capitalization of 40 stocks included in the premier marché of Euronext Paris to the total market capitalization of the same stocks on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 Index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indices in France. In the United Kingdom, the shares are listed in both the FT.SE Eurotop 100 and FT.SE Eurotop 300 index. As a result of the creation of Euronext, the Shares are included in Euronext 100, the index representing Euronext’s blue chip companies based on market capitalization. The Shares are also included in the Dow Jones STOXX 50 and Dow Jones Euro STOXX 50, blue chip indices comprised of the 50 most highly capitalized and most actively traded equities throughout Europe and within the European Monetary Union, respectively. Since June 2000, the Shares have been included in the Dow Jones Global Titans Index which consists of 50 global companies selected based on market capitalization, book value, assets, revenue and earnings.

      The table below sets forth, for the periods indicated, the reported high and low quoted prices in euros for the currently outstanding Shares on Euronext Paris. On January 1, 1999, the Shares began being quoted in euros on Euronext Paris.

	Price Per Share(1)

	High	Low

1998	123.48	82.93
1999	141.00	85.95
2000	189.00	118.50
2001	179.80	126.00
First Quarter	162.70	145.00
Second Quarter	179.80	148.50
Third Quarter	168.60	126.00
Fourth Quarter	162.20	136.30
2002	179.40	121.20
First Quarter	177.30	151.60
Second Quarter	179.40	150.00
Third Quarter	169.90	121.20
September	149.70	125.10
Fourth Quarter	148.00	127.90
October	148.00	127.90
November	141.40	132.10
December	138.40	128.20
2003 (through February 28)	142.70	115.20
January	142.70	115.20
February	127.50	115.60

(1)	Share price information was published in French francs until January 1, 1999. Information for periods prior to January 1, 1999 has been translated solely for convenience into euros at the fixed exchange rate of € 1.00= FRF 6.55957

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

	Price Per ADS

	High	Low

1998	67.13	46.69
1999	72.63	49.88
2000	81.25	61.13
2001	77.84	58.10
First Quarter	76.25	64.94
Second Quarter	77.84	67.39
Third Quarter	75.28	58.10
Fourth Quarter	72.80	60.70
2002	83.24	60.30
First Quarter	77.25	67.18
Second Quarter	81.45	71.55
Third Quarter	83.24	60.30
September	72.41	61.52
Fourth Quarter	72.53	63.55
October	72.53	63.55
November	71.20	65.66
December	71.92	65.19
2003 (through February 28)	75.10	62.40
January	75.10	62.40
February	68.49	62.50

Warrants

      TotalFinaElf warrants were issued in the PetroFina combination in exchange for PetroFina warrants and were listed for trading on the New York Stock Exchange on June 14, 1999. Each warrant grants its holder the right to purchase one ADS at an exercise price of $46.94 per ADS up to the expiration date of the warrants, which is August 5, 2003.

      The table below sets forth, for the periods indicated, the reported high and low prices quoted in dollars for the currently outstanding warrants on the New York Stock Exchange.

	Price Per Warrant

	High	Low

1999	$29.00	$18.50
2000	38.63	20.00
2001	33.25	16.00
First Quarter	33.25	23.00
Second Quarter	32.70	25.00
Third Quarter	30.00	16.00
Fourth Quarter	27.00	18.69
2002	34.30	15.70
First Quarter	30.00	23.00
Second Quarter	34.25	25.54
Third Quarter	35.95	15.72
September	24.34	17.90
Fourth Quarter	25.00	18.65
October	25.00	18.65
November	24.00	21.00
December	24.00	19.50
2003 (through February 28)	25.50	16.50
January	25.50	16.50
February	21.50	16.75

ITEM 10.     ADDITIONAL INFORMATION

A.  MEMORANDUM AND ARTICLES OF ASSOCIATION

Register Information

      TotalFinaElf is registered with the Nanterre Trade Register under the registration number 542 051 180.

Objects and Purposes

      The Company’s purpose can be found in Article 3 of its statuts. Generally, the Company may engage in all activities relating to (i) the exploration and extraction of mining deposits and the performance of industrial refining, processing, and trading of these materials, as well as their derivatives and by-products; (ii) the production and distribution of all forms of energy; (iii) the chemicals, rubber and health industries; (iv) the transportation and shipping of hydrocarbons and other products or materials relating to the Company’s business purpose; and (v) all financial, commercial, and industrial operations and operations relating to any fixed or unfixed assets and real estate, acquisitions of interests or holdings in any business or company that may relate to any of the above-mentioned purposes or to any similar or related purposes, of such nature as to promote the Company’s extension or its development.

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

      Deposit and Withdrawal of Shares. All references to the deposit, surrender, delivery, transfer and withdrawal of the Shares when referring to Shares not in certificated form, refer to book-entry transfers and do not contemplate the physical transfer of certificates representing the Shares.

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

      Dividends, Other Distributions and Rights. Whenever the depositary receives any cash dividend or cash distribution from the Company, the depositary will, to the extent that in its judgment it can convert euros or any other foreign currency on a reasonable basis into dollars and transfer the resulting dollars to the United States:

•	convert all cash dividends and other cash distributions that it receives on the underlying deposited securities into dollars; and

•	distribute the amount received net of any expense, taxes, governmental charges incurred by the depositary in connection with the conversion, to the holders of the ADRs in proportion to the number of the ADSs representing Shares held by each holder.

      The amount distributed will be reduced by any amounts required to be withheld by the Company or the French paying agent on account of taxes. The depositary may convert euros into dollars by sale or in any other manner that it may determine. If the depositary determines in its judgment that any foreign currency received cannot be converted on a reasonable basis and transferred to the United States, the depositary may, after consultation with the Company, distribute the foreign currency received by it or, at its discretion, hold the foreign currency, uninvested and without liability for interest, for the respective accounts of the holders of the ADRs entitled to receive the amounts. The depositary will distribute only whole United States dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, the holder may lose some or all of the value.

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

Description of TotalFinaElf Warrants

      In connection with the public exchange offer for PetroFina shares made in the United States in 1999, TotalFinaElf offered 81 TotalFinaElf U.S. warrants for 100 PetroFina U.S. warrants resulting in the issuance of 3,353,805 TotalFinaElf U.S. warrants for 4,140,500 PetroFina U.S. warrants. On November 8, 2000, the Company and PetroFina determined that the completion of the supplemental exchange offer for PetroFina which took place from October 10, 2000 to November 7, 2000, together with the restructuring of PetroFina’s activities following the initial public exchange offer, resulted in a “Combination” as stipulated in Article 12 of PetroFina’s Warrant Agreement. Consequently, on that same date, the 290,882 PetroFina U.S. warrants not already held by the Company, were automatically tendered and exchanged for 235,614 TotalFinaElf U.S. warrants. As of February 28, 2003, 1,767,807 TotalFinaElf U.S. warrants were outstanding exercisable for 1,767,807 TotalFinaElf ADSs, i.e., 883,903 Shares.

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

      Each of the outstanding warrants allows the holder to purchase one TotalFinaElf ADS for an exercise price of $46.94 per ADS. TotalFinaElf will adjust the exercise price and/or the number of ADSs issuable upon exercise of each warrant if certain events, which are described below, occur.

      The warrants expire at 5:00 p.m., New York City time, on August 5, 2003.

      Exercise of Warrants. A TotalFinaElf warrant may be exercised only in units of two warrants or any integral multiple thereof. Only registered holders of warrants may exercise warrants. To exercise the warrants, the holder must:

•	complete and sign the “Election to Purchase” on the reverse side of the warrants certificate; and

•	deliver the completed and executed warrant certificate along with the applicable exercise price in U.S. dollars and an amount equal to any applicable tax or governmental charge to the Corporate Trust Office of The Bank of New York at 101 Barclay Street, New York, New York 10286, together with such other further document as the warrant agent may reasonably request.

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

      In addition, the Company’s statuts provide that any person, whether a natural person or a legal entity, who comes to hold, directly or indirectly, 1% or more, or any multiple of 1%, of the Company’s share capital or voting rights or of securities that may include future voting rights or future access to share capital or voting rights, must notify the Company by registered letter-with return receipt requested, within 15 calendar days of the acquisition. Failure to comply with these notification provisions will result in the suspension of the voting rights attached to the Shares exceeding this 1% threshold held by the shareholder if requested at a shareholder’s meeting by one or more shareholders holding shares representing at least 3% of the share capital.

      Any individual or legal entity whose direct or indirect holding of Shares falls below each of the levels mentioned must also notify the Company in the manner and within the time limits set forth above.

      Specific Rights of the French State in the Share Capital of Elf Aquitaine. The share capital of Elf Aquitaine previously included a specific share providing specific rights to the French Republic, following the conversion of a common share decided by the decree dated December 13, 1993. This decree provided in particular for a right of approval in case a party or a group of parties are increasing their ownership of capital or voting rights above defined thresholds. The French Government abrogated the specific share by decree on October 3, 2002.

B.  MATERIAL CONTRACTS

      There have been no material contracts (not entered into in the ordinary course of business) entered into by members of the Group since March 31, 2001.

C.  EXCHANGE CONTROLS

      Under current French exchange control regulations, no limits exist on the amount of payments that we may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

D.  TAXATION

General

      This section describes the material United States federal income tax and certain French tax consequences of owning and disposing of shares and ADSs of TotalFinaElf to United States Holders that hold their shares or ADS as capital assets for tax purposes. A United States Holder is a beneficial owner of shares or ADSs that is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a domestic corporation or other domestic entity treated as a corporation for United States federal income tax purposes, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust. In addition, the discussion of the material French tax consequences is limited to United States holders that are eligible for the benefits of the Treaty (as defined below).

      This section does not apply to members of special classes of holders subject to special rules, including:

•	dealers in securities,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	tax-exempt organizations,

•	life insurance companies,

•	persons liable for alternative minimum tax,

•	persons that actually or constructively own 10% or more of the voting stock of TotalFinaElf,

•	persons that hold the shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	persons whose functional currency is not the United States dollar.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and with respect to the description of the material French tax consequences, the laws of the Republic of France and French tax regulations, all as currently in effect, as well as on the Convention Between the United States of America and the Republic of France for the Avoidance of Double Taxation (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

Holders should consult their own tax advisor regarding the United States federal, state and local, and French and other tax consequences of owning and disposing Shares or ADSs of TotalFinaElf in their respective circumstances. In particular, a holder should confirm whether the holder is a United States Holder eligible to the benefits of the Treaty with its advisor.

Taxation of Dividends

French Taxes

      In France, companies may only pay dividends out of income remaining after tax has been paid. In general, under French law, a resident of France is entitled to the avoir fiscal (which is a tax credit) in respect of a dividend received from a French corporation, such as the Company. The benefit of the avoir fiscal, if available under French law, is allowed to shareholders who are not residents of France only pursuant to a tax treaty or similar agreement between France and such non-resident’s country of residence.

      For dividends paid in 2003, the rate of the avoir fiscal is generally equal to 50% of the dividend paid for individuals and companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French participation exemption regime, or 10% of the dividend paid for other shareholders. The French government is studying the possibility to cancel the avoir fiscal and to replace it by another tax mechanism. However, the new rules, if any, should not apply before 2004.

      Dividends paid to non-residents of France are subject to French withholding tax at a rate of 25% unless reduced pursuant to a tax treaty or similar agreement. Under the Treaty, a United States Holder generally is entitled to a reduced rate of French withholding tax of 15% with respect to dividends, provided the ownership of ADSs is not effectively connected with a permanent establishment or a fixed base in France and certain other requirements are satisfied.

      Additional provisions apply to a United States Holder who is considered as an “eligible” United States Holder of shares or ADSs. An Eligible United States Holder is a United States Holder whose ownership of ADSs is not effectively connected with a permanent establishment or a fixed lease in France and who is (i) an individual or other non-corporate holder that is a United States resident under the Treaty, (ii) a United States company that is not a regulated investment company, (iii) a United States company that is a regulated investment company, but only if less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States, or (iv) a partnership, estate or trust that is treated as a resident of the United States for purposes of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify as “Eligible” under clause (i) or (ii) above.

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

		Eligible United States
	U.S. Individual Holders	Holders other than
	taxable On the	U.S. Individual Holders
	dividend	and U.S. Pension Funds

Company’s dividend per ADS	$100	$100
Withholding rate	15%	15%
Amount withheld	15	15
Company’s dividend received in 2003	85	85
Avoir fiscal paid by French Government	50	10
Withholding rate under Treaty	15%	15%
Amount withheld	7.5	1.5
Avoir fiscal payable after January 15, 2004	42.5	8.5
Effective dividend before U.S. tax credit	127.5	93.5
Withholding recovered as U.S. tax credit	22.5	16.5
Effective dividend per ADS	$150	$110

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

      Pursuant to the French Finance Bill 2003 and the regulations issued by the French tax authorities, the computation of the avoir fiscal and of the withholding tax for U.S. Pension Funds is the following:

U.S. Pension
Funds

Company’s dividend per ADS	$100
Withholding rate	15%
Amount withheld	15
Company’s dividend received in 2003	85
Avoir fiscal paid by French Government 10%	3.529
Withholding rate under Treaty	15%
Amount withheld	0.529
Avoir fiscal payable after January 15, 2004	3
Effective dividend before U.S. tax credit	$88

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

      Alternatively, under a simplified procedure, if completion of the Form is not possible prior to the payment of dividends, an Eligible United States Holder may complete and provide to the Depositary, before the date of payment of the dividend, a simplified certificate (the “Certificate”) stating that (i) the holder is a United States resident within the meaning of the Treaty, (ii) the holder’s ownership of the Shares or ADSs is not effectively connected with a permanent establishment or fixed base in France, (iii) the holder owns all the rights attached to the full ownership of the Shares or ADSs, including, but not limited to, dividend rights, and (iv) the holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to the transfer of the avoir fiscal and requests the transfer of the avoir fiscal subject to withholding tax at the reduced rate. Under this simplified procedure, before the dividend’s payment, the Depositary notifies the French Custodian bank of the aggregate total of the dividend payment subject to the 15% withholding tax rate.

      According to French Laws, and as mentioned above, the determination of the avoir fiscal depends on the qualifications of the beneficiary. Accordingly, the French tax authorities have issued a bulletin in November 1999 stating that the French paying agent will distinguish between shareholders qualified for the refund of an avoir fiscal equal to 50% of the dividend and those qualified for a refund of the avoir fiscal at a reduced rate (i.e., 10% of the dividend paid in 2003).

      If dividends are paid to a United States Holder who is not entitled to the avoir fiscal (i.e., not an Eligible United States Holder) or to an Eligible United States Holder that has not filed a completed Form or Certificate before the dividend payment date, such dividends will be subject to French withholding tax at the rate of 25%. A non-Eligible United States Holder may claim a refund of the excess French withholding tax (difference between 25% and 15%), and an Eligible United States Holder may claim the avoir fiscal payment by completing and filing the Form with the Depositary in time so that it may be forwarded to the French tax authorities before December 31 of the year following the end of the calendar year during which the dividend is paid.

      The Form or Certificate, together with instructions, will be provided by the Depositary to all United States Holders registered with the Depositary and are also available from the IRS or from the French Centre des Impôts des Non-Résidents whose address is 9, rue d’Uzès, 75094 Paris Cedex 2, France. The Depositary will arrange for the filing with the French tax authorities of all Forms and Certificates completed by United States Holders that are returned to the Depositary within the time period specified by the Depositary in its distribution to registered United States Holders of ADRs.

      U.S. Pension Funds and Other Tax-Exempt Entities are eligible for the reduced withholding tax rate of 15% on dividends subject to the same general filing requirements as Eligible United States Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits. In that respect, U.S. Pension Funds will have to produce a certificate issued by the U.S. Internal Revenue Service (“IRS”) or any other document stating that they have been created and function in accordance with the provisions of Sections 401(a), 403(b) or 457 of the Code. In the same way, regulated investment companies will have to send to the Depositary a certification from the IRS indicating that they are classified as Regulated Investment Companies under the Code. These entities are not entitled to the full avoir fiscal. However, such entities may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, less withholding tax on such amount, provided that they own, directly or indirectly, less than 10% of the Company’s capital and they satisfy the filing requirements specified by the French tax authorities.

      In all cases, the avoir fiscal or partial avoir fiscal and the withholding tax refund are normally paid within 12 months following filing of the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid.

United States Taxation

      For United States federal income tax purposes, the gross amount of dividend a United States Holder must include in gross income equals the amount paid by TotalFinaElf plus any amount of avoir fiscal transferred to the United States Holder with respect to this amount (including any French tax withheld with respect to the distribution made by TotalFinaElf or avoir fiscal) to the extent of the current and accumulated earnings and profits of TotalFinaElf (as determined for United Sates federal income tax purposes). A United States Holder must include the dividend as ordinary income from foreign sources when the holder receives the dividend, actually or constructively. To the extent that an amount received by a United States Holder exceeds the allocable share of the Company’s current and accumulated earnings and profits, it will be applied first to reduce such holder’s tax basis in Shares or ADSs owned by such holder and then, to the extent it exceeds the holder’s tax basis, it will constitute capital gain.

      The amount of any dividend distribution includible in the income of a U.S. holder equals the United States dollar value of the euro payment made, determined at the spot euro/United States dollar exchange rate on the date the United States holder receives the payment, in the case of Shares, or on the date of receipt by the Depositary, in the case of ADSs, regardless of whether the payment is in fact converted into United States dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in the United States Holder’s income and the date the payment is converted by the holder into United States dollars will be treated as ordinary income or loss generally from sources within the United States. The dividend will not be eligible for the dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code.

      Subject to certain conditions and limitations, French taxes withheld in accordance with the Treaty will be eligible for credit against the United States Holder’s United States federal income tax liability. The limitation on foreign taxes eligible for credit is not calculated with respect to all worldwide income, but instead is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company and the related avoir fiscal payments generally will constitute “passive income”, or, in the case of certain United States Holders, “financial services income”. Alternatively, a U.S. Holder may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit.

Taxation of Capital Gains

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

      For United States federal income tax purposes, a United States Holder generally will recognize capital gain or loss upon the sale or disposition of Shares or ADSs equal to the difference between the amount realized on the sale or disposition and the holder’s tax basis in the Shares or ADSs. The gain or loss generally will be United States source gain or loss and will be long-term capital gain or loss if the United States Holder’s holding period of the Shares or ADSs is more than one year at the time of the disposition. Long-term capital gain recognized by a non-corporate United States Holder generally is subject to maximum federal income tax rate of 20%. The deductibility of capital losses is subject to limitation.

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

French Wealth Tax

      The French wealth tax does not apply to a United States Holder owning less than 25% of the Company’s share capital.

United States State and Local Taxes

      In addition to United States federal income tax, United States Holders of Shares or ADSs may be subject to United States state and local taxes with respect to their Shares or ADSs. United States Holders should consult their own tax advisors.

E.  DIVIDENDS AND PAYING AGENTS

      After BNP Paribas performs centralizing procedures, dividends are paid through the accounts of financial intermediaries participating in Euroclear France’s direct payment procedures. The Bank of New York acts as paying agent for dividends distributed to ADS holders.

F.  DOCUMENTS ON DISPLAY

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      TotalFinaElf’s financial performance is affected by a number of fluctuating market variables. The most significant of these are oil prices, which are generally expressed in U.S. dollars ($), and exchange rates, in particular that of the U.S. dollar versus the euro (€).

      Overall, a rise in the price of crude oil has a positive effect on earnings as a result of an increase in revenues from oil and gas production. Conversely, a decline in crude oil prices reduces income. For the year 2003, the Company estimates that an increase or decrease of $1 per barrel in the price of Brent crude either increases or reduces annual net income by approximately 0.26 B€, respectively. For Downstream and Chemicals operations, the impact of changes in crude oil prices depends upon how long it takes for the prices of finished products to adjust to reflect these changes. The Company estimates that an increase in Western Europe refinery margins of $1 per ton improves annual net income by 0.07 B€.

      To varying degrees, all of the Company’s activities are sensitive to fluctuations in the euro/U.S. dollar exchange rate. An increase or decrease of $0.10 per 1 euro would have an estimated corresponding result of increasing or decreasing annual net income by approximately 0.57 B€, respectively.

      The Company’s results, in particular those of the Chemicals segment, are also dependent upon general economic conditions.

Oil and Gas Market Related Risks

      Due to the nature of its business, the Company has a significant involvement in oil trading as part of its normal operations in order to attempt to optimize revenues from its crude oil production and obtain favorable pricing for supplies for its refineries.

      In 2002, international trading activities represented roughly 5 million delivered barrels of oil equivalent per day, 4.2 million of which were crude oil related. The Company follows a policy of not selling its future oil and gas production for future delivery. However, as part of its oil trading activities, the Company uses derivative financial instruments such as futures, forwards, swaps, and options in both organized and over-the-counter markets. Under these practices, the Company is essentially exposed to market risks related to residual price differentials due to variations in qualities, indices, or delivery periods. The notional values of derivatives and their fair values as of December 31, 2002 are presented in Notes 23 and 24 of the Notes to the Consolidated Financial Statements.

      To measure market risks related to the prices of oil and gas products, the Company uses a “value at risk” method. Under this method, for the Company’s crude oil and refined products trading activities, there is a 97.5% probability that unfavorable daily market variations would result in a maximum loss of 5.2 M€ per day on income, based on positions as of December 31, 2002. Over the year 2002, the average value at risk was 6 M€.

      In 2002, group-wide natural gas and power trading activity accounted for a total volume of 5.7 Bcf/d (equal to 1 million oil equivalent barrels per day). As part of these activities, the Company also uses derivative financial instruments such as futures, forwards, swaps and options in both organized and over the counter markets. In general, the termination dates of transactions are matched to physical delivery of the underlying commodity.

      Under the Company’s value at risk analysis based on the model described above, there is a 97.5% probability that unfavorable daily market variations would result in a maximum loss of 1.9 M€ per day on income, based on positions as of December 31, 2002. Over the year 2002, the average value at risk was less than 2 M€.

      The Company has implemented strict policies and procedures to manage and monitor these market risks. Trading and financial controls are carried out separately and an integrated information system enables real-time monitoring of trading activities. Limits on trading positions are approved by the Company’s Executive Committee and are monitored daily. To increase flexibility and encourage liquidity, hedging operations are performed with numerous independent operators, including other oil companies, major energy consumers and financial institutions. The Company has established limits for each counter party, and outstanding amounts for each counter party are monitored on a regular basis.

Financial Markets Related Risks

      The Company’s management establishes rules for managing risks related to cash management, interest rate and foreign exchange instruments. The Treasury Department has centralized control over managing liquidity positions and financial instruments.

      The Company organizes its cash management activities under specialized departments for financial markets transactions. The Financial Control Department handles daily monitoring of limits and positions and validates results. It is responsible for valuing financial instruments and performs sensitivity analyses as necessary. The Company’s policy is to restrict its use of derivatives to simple derivative instruments.

Currency Exposure

      The Group seeks to minimize each entity’s currency exposure to that entity’s main functional currencies (primarily euros, U.S. Dollars, pounds sterling, and Norwegian kroner).

      For currency exposure generated by commercial activity, the Company typically uses currency operations on the spot market and in some cases on the forward market to hedge revenues and costs in foreign currencies. The Group rarely hedges anticipated cash flow, but occasionally does use options.

      For currency exposure linked to long-term assets in foreign currencies, the Company aims to reduce exposure by financing in the same currency. In this manner, long-term debt in a specific currency should partially compensate any economic currency exposure generated. Net currency exposure is periodically monitored against limits set by the Company’s management.

Short-Term Interest Rate Exposure and Cash

      Cash balances, which are primarily carried in euros and U.S. dollars, are invested under three management guidelines: maintain high liquidity, optimize revenue from investments under current interest rate yield curves, and minimize the cost of borrowing. These guidelines also call for investments over a horizon of less than 12 months and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps.

      Due to the relatively large percentage of cash balances carried in euros, liquidities are invested either directly in euros or in other currencies through short-term currency swaps, without modifying the level of currency exposure.

Interest Rate Risk on Long-Term Debt

      The Company follows a policy of incurring debt primarily at a floating rate since it may be subject to significant variations in cash flows due to external factors such as oil prices and the U.S. dollar/ euro exchange rate. All exceptions to this policy must be approved by the Executive Committee.

      Long-term interest rate and currency swaps may be used to hedge long-term debt instruments when they are issued in order to create a synthetic variable rate debt instrument. The Company may also enter into long-term interest rate swaps to tailor the interest rate structure of its long-term debt.

Sensitivity Analysis on Interest Rate and Foreign Exchange Risk

      The table below presents the potential impact of 10% increase or decrease in the interest rate yield curves, for each of the currencies of the underlying loans, on the fair value of the Company’s financial instruments as of December 31, 2002.

	As of December 31, 2002

			Change in	Change in
			fair value	fair value
			with a 10%	with a 10%
			interest rate	interest rate
	Carrying	Estimated	increase	decrease
	amount	fair value	(unaudited)	(unaudited)

	(in millions of euro)
Balance Sheet
Debenture loans*	7,522	8,272	(121)	128
Issue swaps*	—	(727)	109	(112)
Fixed-rate bank loans (before swaps)	271	281	(3)	3
Current portion of long-term debt (excluding current portion of capital lease obligations)	1,124	1,136	(10)	10
Off-Balance Sheet
Bank guarantees	—	(9)	—	—
Swaps hedging debenture issues*	—	25	(14)	14
Long-term interest rate and currency swaps	—	4	—	—
Long-term interest rate swaps	(4)	19	7	(7)
Short-term interest rate swaps	—	(2)	3	(3)
Short-term and long-term currency swaps	—	84	—	—
Forward exchange contracts	—	(2)	—	—
Currency options	—	(1)	—	—
Forward rate agreements	—	—	—	—

*	All issue swaps specifically hedge debenture loans. From their outset, they are governed by a ISDA-linked contract, which in most cases allows the creation of a synthetic variable rate U.S. dollar loan. The fair values of these swaps must therefore be incorporated into the overall value of debenture loans. In addition, long-term interest rate swaps have been entered into to tailor the Group’s interest rate structure. Their fair value must be determined in connection with the long-term loans to which they are tied.

     Since a large portion of its assets and liabilities are denominated in U.S. dollars, the Company’s sensitivity to foreign currencies exchange rates is mainly due to changes in the value of the U.S. dollar. Based on the financial statements as of December 31, 2002 and after taking into account the effect of currency swap contracts, a 10% increase in the U.S. dollar against the euro would increase the Company’s long-term debt by approximately 752 M€.

Counter Party Risk

      The Company has established standards for engaging counter parties, based on an assessment of the counter party’s financial soundness and its rating (Standard & Poors, Moody’s), which must be of very high quality. Bank counter parties must be approved in advance under these standards.

      Each bank is assigned an overall authorized credit limit. And the Company’s subsidiaries and Treasury Department coordinate the use of the credit available under these limits.

Equity Securities

      The Group holds interests in a number of publicly-traded companies (see Notes 7 and 8 to the Consolidated Financial Statements). The market values of these holdings fluctuate due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

Liquidity Risk

      TotalFinaElf has confirmed lines of credit granted by international banks, which would allow it set up a significant cash reserve. The total amount of these lines of credit as of December 31, 2002, was $8,658 M, of which $6,946 M was unused. The terms and availability of these lines of credit are not conditioned on the Company’s financial ratios, its financial ratings or on the absence of events that could have a material adverse on its financial situation.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND

USE OF PROCEEDS

      Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

      Within the 90-day period prior to the filing of this report with the U.S. Securities and Exchange Commission, an evaluation was carried out under the supervision and with the participation of the Group’s management, including the Group Chief Executive Officer and the Group Chief Financial Officer, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 is recorded, summarized and reported within specified time periods. As of the date of the evaluation, the Group Chief Executive Officer and Group Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in all material respects. No significant changes were made in the Group’s internal controls or in other factors that could significantly affect these controls subsequent to their evaluation.

ITEM 16.  [Reserved]

ITEM 17.  FINANCIAL STATEMENTS

      Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

      The following financial statements, together with the report of Barbier Frinault & Autres (ERNST & YOUNG Network) and KPMG S.A. thereon, are held as part of this annual report.

      All other Schedules have been omitted since they are not required under the applicable instructions or the substance of the required information is shown in the financial statements.

ITEM 19.     EXHIBITS

      The following documents are filed as part of this annual report:

1.	Statuts of Total Fina Elf S.A. (as amended through January 7, 2003)

8.	List of Subsidiaries (see Note 30) of the Notes to the Consolidated Financial Statements included in this Annual Report)

10.1	Consent of Barbier Frinault & Autres (ERNST & YOUNG Network)

10.2	Consent of KPMG S.A.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Total Fina Elf S.A.

By:	/s/ Thierry Desmarest

Name: Thierry Desmarest
Title: Chairman, President and
Chief Executive Officer

Date: April 4, 2003

CERTIFICATIONS

      I, Thierry Desmarest, Chief Executive Officer of TOTAL FINA ELF S.A., certify that:

1.	I have reviewed this annual report on Form 20-F of TOTAL FINA ELF S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ THIERRY DESMAREST

Name: Thierry Desmarest
Title: Chairman, President and
Chief Executive Officer

Date: April 4, 2003

CERTIFICATIONS

      I, Robert Castaigne, Chief Financial Officer of TOTAL FINA ELF S.A., certify that:

1.	I have reviewed this annual report on Form 20-F of TOTAL FINA ELF S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ ROBERT CASTAIGNE

Name: Robert Castaigne
Title: Chief Financial Officer

Date: April 4, 2003

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Total Fina Elf S.A.,

      We have audited the accompanying consolidated balance sheets of Total Fina Elf S.A. and its subsidiaries (together, the Company) as of December 31, 2002, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2002, all expressed in euros. Our audits also included the financial statement schedule listed on pages S-1 and S-2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in France and in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with generally accepted accounting principles in France. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in France, but do not conform in certain respects with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net income and shareholders’ equity to accounting principles generally accepted in the United States are set forth in Note 3 of the Notes to the Consolidated Financial Statements.

Paris-La Défense and Neuilly-sur-Seine, France

February 20, 2003

/s/ KPMG AUDIT	/s/ BARBIER FRINAULT & AUTRES

KPMG Audit	BARBIER FRINAULT & AUTRES

A division of KPMG S.A.	ERNST & YOUNG Network

TOTALFINAELF

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,

	2002	2001	2000

	Amounts in millions of euros(1)
Sales (Note 4)	102,540	105,318	114,557
Operating expenses (Note 18)	(86,622)	(87,760)	(95,485)
Depreciation, depletion and amortization (Note 4)	(5,792)	(4,781)	(4,859)

Operating income (Note 4)
Corporate	(210)	(252)	(289)
Business Segments	10,336	13,029	14,502

Total operating income	10,126	12,777	14,213
Interest expense, net (Note 19)	(195)	(184)	(440)
Dividend income on non-consolidated subsidiaries	170	159	152
Dividends paid on subsidiaries’ redeemable preferred shares (Note 13)	(10)	(19)	(28)
Other income (expense), net (Note 20)	243	283	(740)
Provision for income taxes (Note 21)	(5,034)	(5,874)	(6,322)
Equity in income of affiliates (Note 7)	866	1,001	676

Income before amortization of acquisition goodwill and minority interest	6,166	8,143	7,511
Amortization of acquisition goodwill	(212)	(319)	(303)

Income before minority interest	5,954	7,824	7,208

Minority interest	13	166	(304)

Net income	5,941	7,658	6,904

Earnings per share (euros) (Note 1-P)	8.92	11.05	9.76

(1)	Except for earnings per share.

The accompanying notes are an integral part of these consolidated financial statements.

TOTALFINAELF

CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2002	2001	2000

	Amounts in millions of euros
ASSETS
Non-current assets:
Intangible assets, net (Note 5)	2,752	3,196	2,914
Property, plant and equipment, net (Note 6)	38,592	41,274	37,699
Equity affiliates: investments and loans (Note 7)	7,710	7,592	7,752
Other investments (Note 8)	1,221	1,536	1,714
Other non-current assets (Note 9)	3,735	3,042	3,781

Total non-current assets	54,010	56,640	53,860
Current assets:
Inventories, net (Note 10)	6,515	6,622	6,811
Accounts receivable, net (Note 11)	13,087	13,497	14,307
Prepaid expenses and other current assets (Note 11)	5,243	7,263	4,955
Short-term investments	1,508	1,004	641
Cash and cash equivalents	4,966	3,574	4,600

Total current assets	31,319	31,960	31,314

Total assets	85,329	88,600	85,174

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity (Note 12)
Common shares (€ 10 par value; shares issued and outstanding: (2002-687,190,510; 2001-705,934,959; 2000-740,465,798)	6,872	7,059	7,405
Paid-in surplus and retained earnings	30,514	30,544	29,283
Cumulative translation adjustments	(830)	1,252	667
Treasury shares (2002-35,026,899, 2001-37,349,899; 2000-36,582,129)	(4,410)	(4,923)	(4,954)

Total shareholders’ equity	32,146	33,932	32,401
Subsidiaries’ redeemable preferred shares (Note 13)	477	567	537
Minority interest	724	898	755
Long-term liabilities:
Deferred income taxes (Note 21)	6,390	6,521	6,222
Employee benefits (Note 14)	4,103	3,355	3,719
Other long-term liabilities (Note 15)	6,150	6,093	4,882

Total long-term liabilities	16,643	15,969	14,823
Long-term debt (Note 16)	10,157	11,165	11,509
Current liabilities:
Accounts payable	10,236	10,034	9,882
Other creditors and accrued liabilities (Note 17)	9,850	12,470	11,214
Short-term borrowings and bank overdrafts (Note 16)	5,096	3,565	4,053

Total current liabilities	25,182	26,069	25,149

Total liabilities and shareholders’ equity	85,329	88,600	85,174

The accompanying notes are an integral part of these consolidated financial statements.

TOTALFINAELF

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended
	December 31,

	2002	2001	2000

	Amounts in millions of euros
Cash flow from operating activities
Income before minority interest	5,954	7,824	7,208
Depreciation, depletion and amortization (Note 4)	6,241	5,390	5,561
Long-term liabilities, valuation allowances and deferred taxes	(264)	1,153	1,522
Impact of coverage of pension benefit plans	—	(449)	(494)
Exploration expenses	487	571	514
Losses (gains) on sales of assets	(862)	(1,735)	(445)
Equity in income of affiliates (in excess of)/less than dividends received	(479)	(709)	(406)
Other changes, net	(7)	(56)	(3)

Cash flow from operating activities before changes in working capital	11,070	11,989	13,457
Decrease (Increase) in operating assets and liabilities (Note 27)	(64)	314	(68)

Cash flow from operating activities	11,006	12,303	13,389

Cash flow used in investing activities
Intangible assets and property, plant and equipment additions	(6,942)	(7,517)	(6,591)
Exploration costs directly charged to expense	(432)	(521)	(454)
Acquisitions of subsidiaries, net of cash acquired	(127)	(1,051)	(198)
Investments in equity affiliates and other securities	(298)	(539)	(297)
Increase in long-term loans	(858)	(938)	(799)

Total expenditures	(8,657)	(10,566)	(8,339)
Proceeds from sale of intangible assets and property, plant and equipment	290	409	957
Proceeds from sale of subsidiaries, net of cash sold	5	721	68
Proceeds from sale of non-current investments	1,346	4,634	1,610
Repayment of long-term loans	672	1,240	606

Total divestitures	2,313	7,004	3,241
(Increase) decrease in short-term investments	(505)	(428)	(41)

Cash flow used in investing activities	(6,849)	(3,990)	(5,139)

Cash flow used in financing activities
Issuance of shares and repayment of shares:
Parent-company’s shareholders	461	24	221
Share buyback	(2,945)	(5,605)	(1,948)
Minority shareholders	32	12	22
Subsidiaries’ redeemable preferred shares(1)	—	—	(108)
Cash dividends paid:
Parent-company’s shareholders	(2,514)	(2,278)	(1,631)
Minority shareholders	(100)	(151)	(200)
Net issuance (repayments) of long-term debt (Note 27)	1,642	(185)	1,133
Increase (decrease) in short-term borrowings and bank overdrafts	746	(1,330)	(4,952)
Other changes, net	(10)	(19)	(28)

Cash flow used in financing activities	(2,688)	(9,532)	(7,491)

Net increase (decrease) in cash and cash equivalents	1,469	(1,219)	759
Impact of exchange rates and changes in reporting entity	(77)	193	(100)
Cash and cash equivalents at the beginning of the year	3,574	4,600	3,941

Cash and cash equivalents at year-end	4,966	3,574	4,600

(1)	Preferred shares issued by certain consolidated subsidiaries.

The accompanying notes are an integral part of these consolidated financial statements.

TOTALFINAELF

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Paid in-
	Common shares issued		surplus and	Cumulative	Treasury shares
			Retained	Translation			Shareholders’
	Number	Amount	Earnings	Adjustments	Number	Amount	Equity

	Amounts in millions of euros except for share data
As of December 31, 1999	722,203,679	7,222	23,183	270	(24,682,129)	(3,006)	27,669
Cash dividend	—	—	(1,631)	—	—	—	(1,631)
2000 net income	—	—	6,904	—	—	—	6,904
Elf Aquitaine and Petrofina supplementary exchange offers	15,729,596	158	229	—	—	—	387
Other issuance of common shares	2,532,523	25	196	—	—	—	221
Purchase of treasury shares	—	—	—	—	(11,900,000)	(1,948)	(1,948)
Translation adjustments	—	—	—	397	—	—	397
Gains on sales of assets (Note 2)	—	—	549	—	—	—	549
Other changes, net(1)	—	—	(147)	—	—	—	(147)

As of December 31, 2000	740,465,798	7,405	29,283	667	(36,582,129)	(4,954)	32,401
Cash dividend	—	—	(2,278)	—	—	—	(2,278)
2001 net income	—	—	7,658	—	—	—	7,658
Elf Aquitaine and Petrofina transactions	327,617	2	12	—	—	—	14
Other issuance of common shares	509,544	5	19	—	—	—	24
Purchase of treasury shares	—	—	—	—	(36,241,000)	(5,605)	(5,605)
Cancellation of purchased treasury shares	(35,368,000)	(353)	(5,270)	—	35,368,000	5,623	—
Translation adjustments	—	—	—	585	—	—	585
Gains on sales of assets (Note 2)	—	—	1,416	—	—	—	1,416
Other changes, net(2)	—	—	(296)	—	105,230	13	(283)

As of December 31, 2001	705,934,959	7,059	30,544	1,252	(37,349,899)	(4,923)	33,932
Cash dividend	—	—	(2,514)	—	—	—	(2,514)
2002 net income	—	—	5,941	—	—	—	5,941
Elf Aquitaine and Petrofina transactions	564,471	6	21	—	—	—	27
Other issuance of common shares	4,134,325	41	420	—	—	—	461
Purchase of treasury shares	—	—	—	—	(21,120,245)	(2,945)	(2,945)
Cancellation of purchased treasury shares	(23,443,245)	(234)	(3,224)	—	23,443,245	3,458	—
Translation adjustments	—	—	—	(2,082)	—	—	(2,082)
Other changes, net(2)	—	—	(674)	—	—	—	(674)

As of December 31, 2002	687,190,510	6,872	30,514	(830)	(35,026,899)	(4,410)	32,146

(1)	Mainly the impact of the harmonization of accounting policies (See Note 1 and 3).

(2)	Mainly due to the minimum liability adjustment related to some pensions benefits.

The accompanying notes are an integral part of these consolidated financial statements.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

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

      Furthermore, the Company applies the standards issued by the Financial Accounting Standards Board (“FASB”) which are compatible with the French Regulations and, which contribute, in their current wording, to better reflect the assets and liabilities of the Company and the best comparability with the other oil majors, namely those from North America.

      The exceptions to the use of FASB standards are presented in Note 3 and relate principally to the use of purchase accounting with respect to the business combinations between Total, PetroFina, and Elf.

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

      The capital increases in connection with the public exchange offers for Petrofina and Elf Aquitaine are recorded following the pooling of interests method in accordance with Article 215 of Regulation No. 99-02. According to this method, the value of the assets and liabilities comprising the shareholders’ equity of the companies acquired is substituted, after restatement to comply with the Company’s policies, for the cost of the shares acquired.

      In 2001, in order to provide an adequate comparison with other petroleum companies, the Group has modified the presentation of the reserve for crude oil price changes as a deduction from the gross value of inventory. This change had no impact on the income statement or on the shareholders’ equity. The presentation for year 2000 has been revised similarly.

Evolution of accounting standards

      The Company is presently examining the projected International Financial Reporting Standards (IFRS). The Company believes that these standards, in their present wording, would not have a significant impact on its results, with the exception of the potential exclusion of the inventory valuation method “Last in — First Out” (LIFO) or replacement cost method. The evaluation of the impacts of the IFRS for the Company will be realized and communicated when the changes will be confirmed and the terms of application detailed in an irreversible way.

A)  Principles of consolidation

      The financial statements of the significant subsidiaries over which the Group directly or indirectly has exclusive control are consolidated. The Company’s interests in oil and gas ventures are proportionately consolidated. Investments in 20-50% owned significant companies are accounted for by the equity method.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

      Companies in which ownership interest is less than 20%, but over which the Company has the ability to exercise significant influence, are also accounted for by the equity method.

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

      Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the end of the period. The resulting gains or losses are recorded in “Other income (expense)” in the consolidated statements of income. Translation differences arising on foreign currency loans which are specifically contracted to hedge the value of a net investment in a consolidated subsidiary or equity investee from the effect of exchange rate fluctuations are reflected as a cumulative translation adjustment to shareholders’ equity.

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

C)  Derivative financial instruments

(i)  Interest rate and foreign currency agreements

      The Company primarily uses financial instruments for hedging purposes in order to manage its exposure to movements in interest rates and foreign exchange rates.

      The Company enters into interest rate and foreign currency swap agreements. The difference between interest to be paid and interest to be received or premiums and discounts on these swaps is recognized as interest expense or interest income on a prorated basis, over the life of the hedged item.

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

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

(ii) Commodity transactions

      In connection with its international trading activities, the Company uses hedging strategies to help limit its exposure to fluctuations in the prices of crude oil, refined products, natural gas and of power. In order to hedge against this risk, the Company uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets.

      All derivative energy-trading contracts are marked-to-market, and the unrealized gains and losses are recorded in income. Changes in the market value of commodity hedges for inventories of petroleum products are accounted for as additions to or reductions in inventory.

D)  Intangible assets

      Acquisition goodwill, patents, trademarks, and leasehold rights are amortized on a straight-line basis over 10 to 40 years depending on the nature and the useful life of the assets.

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

(ii) Other property, plant and equipment

      Other property, plant and equipment are carried at cost. The basis includes interest expenses incurred until assets are placed into service. Fixed assets which are held under capital lease and similar agreements are capitalized and depreciated using the straight-line method, and the corresponding commitment is recorded as a liability.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

      Other property, plant, and equipment are depreciated using the straight-line method over their estimated useful life, as follows:

Furniture, office equipment, machinery and tools	5 - 10 years
Transportation equipment	5 - 20 years
Storage tanks and related equipment	10 - 15 years
Specialized complex installations and pipelines	10 - 30 years
Buildings	10 - 50 years

      Equipment subsidies are deducted from the cost of the related expenditures. Routine maintenance and repairs are charged to income as incurred. However, estimated costs of refinery and major petrochemical plant turnarounds are accrued over the period from the prior turnaround to the next planned turnaround.

F)  Valuation of long-lived assets

      Long-lived assets, either intangible or tangible, are written down when their fair market value appears to be permanently lower than their carrying value.

      Impairment is determined for each autonomous group of assets by comparing its carrying value with the undiscounted future cash flows expected from it, based upon management’s expectation of future economical and operating conditions or, when the asset is to be sold, by comparison with its market value.

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

      Given the sensitivity of the Group to the price of raw materials, the choice of methods has been limited to those intended to minimize the impact of the change in the price on the inventory effect in the income statement, i.e. replacement cost for petroleum products, LIFO (last in-first out) for petrochemicals, and WAP (weighted average price) for other products. In the replacement cost method, the variation of inventories in the income statement is determined by the average prices of the period rather than historical value.

      In the individual company financial statements or tax returns, when inventories are valued using the FIFO (First in-First out) method, cost of products sold must be adjusted through the above methods by use of either a reserve for crude oil price changes in the case of replacement cost or a LIFO adjustment.

I)   Short-term investments

      Short-term investments are valued at the lower of cost or market value.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

J)  Sales and operating expenses

      Revenues from sales of products are recognized upon transfer of title. Revenues from services are recognized when the services have been performed. Sales figures are presented after deduction of customs and excise duties on petroleum products. Oil and gas sales are inclusive of quantities delivered that represent production royalties and taxes. Crude oil and petroleum product trading activities are recorded in sales and operating expenses when physical delivery takes place. Customary exchanges of crude oil and petroleum products with other refining and marketing companies are excluded from sales.

K)  Research and development expenses

      Research and development costs are charged to expense as incurred.

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

N)  Employee benefits

      In accordance with the laws and practices of each country, the Company participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the national bodies responsible for the payment of benefits.

      These plans can either be defined contribution or defined benefit plans and may be entirely or partially funded with investments made in various non-Company instruments such as mutual funds, insurance contracts, and securities.

      For defined contribution plans, expenses correspond to the contributions paid.

      For defined benefit plans, accruals and prepaid expenses are determined using the projected unit credit method.

      Actuarial gains and losses resulting mainly from changes in actuarial assumptions are amortized using the straight-line method based on the estimated remaining length of service of the plan participants involved. Upon the inception of such plans or their extension to new categories of personnel, the actuarial liability, which corresponds to the validation of accrued rights existing prior to the date of extension or inception of the new plan,

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

is recognized using the straight-line method over a period not exceeding the average number of years of service remaining before the employees will reach retirement age.

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

      The figures presented excluding non-recurring items in the information by business segment (Note 4) or in the Company’s financial communication (operating income, net operating income, net income, earnings per share excluding non-recurring items) are non-GAAP figures obtained by eliminating the effects of the non-recurring items described here above from the accounting data. They aim to facilitate the analysis of the financial performance and the comparability between periods.

R)  Main accounting and financial indicators — information by business segment

Operating income (one of the criteria used to measure operating performance)

      Operating income and expenses, including depreciation, depletion, and amortization and excluding the amortization of intangible assets and goodwill, translation adjustments, and gains or losses on the sale of assets.

Net operating income (an element used to measure the return on capital employed)

      Operating income after deducting the amortization of intangible assets and goodwill, translation adjustments, and gains or losses on the sale of assets, as well as other income and expenses related to capital employed (such as dividends from non-consolidated companies, share in income of equity method affiliates, capitalized interest expenses), and after applicable income taxes. The income and expenses not included in net operating income which are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests).

Income excluding non-recurring items

      Operating income, net operating income, or net income excluding the effects of non-recurring items described in Note Q above.

Capital employed

      Non-current assets and working capital requirements net of deferred taxes and long-term liabilities.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

      Or:

      Long-term liabilities net of cash and cash equivalents and shareholders’ equity.

ROACE (Return on Average Capital Employed)

      Ratio between net operating income excluding non-recurring items and the average of capital employed at the beginning and the end of the period.

      In order to improve comparability with other oil majors, the Company began in 2003 to present ROACE as defined above instead of ROCE (net operating income excluding non-recurring items expressed as a percentage of the capital employed at the beginning of the period). The comparative figures of 2001 and 2000 have been modified accordingly.

Net debt

      Long-term debt, including short-term portion, short-term borrowings, bank overdrafts less cash and cash equivalents and short-term investments.

2.   Changes in the Structure of the Company and Main Acquisitions and Divestitures

Year ended December 31, 2002

      In October 2002, the Company concluded a memorandum of understanding with Bain Capital for the proposed disposal of its Paints Business, run by Sigmakalon. This sale operation, which was completed in February 2003, has no effect on the 2002 financial statements.

Year ended December 31, 2001

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

      In 2001, the other sales consist principally of the sales of Elf Antargaz and of transportation and logistics assets in France.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

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

          Areva

      Following the decision of the French Public Authorities to reorganize the French nuclear industry into a new company, called AREVA, which will own 100% of the share capital of Cogema, the Group sold five-sixths of its 14.52% interest in Cogema. In connection with this transaction, the Group recorded a net profit of 152 M€.

Year ended December 31, 2000

      In accordance with the pooling of interests method described in Note 1, the gains from the sale of certain non-operating assets from PetroFina and Elf that occurred after December 31, 1999 and before December 31, 2001, are recorded in shareholders’ equity for the unrealized gain as of December 31, 1999 and as income for the gain after that date.

      This applied to the partial sale of Sanofi-Synthelabo, BNP-Paribas and BSCH shares that occurred in 2000 and for which the impact on the financial statements is detailed as follows:

	As of and for the year ended
	December 31, 2000

	Shareholders’
	equity	Net income	Total

Sale of Sanofi-Synthelabo (See Note 7)
Pretax gains	468	231	699
Net gains after tax	383	183	566
Other sales
Pretax gains	218	47	265
Net gains after tax	166	35	201

      The results of operations of these acquisitions and divestitures have been included in or excluded from the consolidated statements of income from the date of transaction. The proforma effect on consolidated results of operations, as if the transactions had occurred at the beginning of each respective year of acquisitions or sales has not been presented herein since the aggregate effect in each of the three years end December 31, 2002 is not material.

3.	Summary of Differences Between Accounting Principles Followed by the Company and United States Generally Accepted Accounting Principles

      The accompanying consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from those applicable in the United States of America (“U.S. GAAP”).

      These differences have been reflected in the financial information given in paragraph I below and mainly relate to the following items.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

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

      For U.S. GAAP purposes, the cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. Independent valuations were performed for the major subsidiaries of PetroFina and those valuations were validated by in house analysis for determining the estimated fair value of oil and gas properties acquired. The components of the purchase price and related allocation were as follows:

Amount

Purchase price:
Common shares issued:
Initial contribution	4,510
Public Exchange Offer — 1999	6,396
Supplementary public exchange offers — 2000 (Note 12)	163
PetroFina warrants	45
Acquisition costs	34

11,148

Allocation of purchase price:
Current assets	3,703
Property, plant and equipment	7,105
Intangible assets	361
Goodwill	6,755
Liabilities assumed and other	(6,776)

11,148

      Goodwill has been amortized on a straight-line basis over 30 years until December 31, 2001.

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

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

      For U.S. GAAP purposes, the cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. Independent valuations were performed for the major subsidiaries of Elf and those valuations were supplemented by in house analysis for determining the estimated fair value of oil and gas properties acquired. The components of the purchase price and related allocation were as follows:

Amount

Purchase price:
Common shares issued:
Public Exchange Offer — 1999	45,332
Squeeze-out — 2000 (Note 12)	2,604
Acquisition costs	96

48,032

Allocation of purchase price:
Assets held for sale	333
Equity investments	10,214
Property, plant and equipment	21,826
Goodwill	28,010
Liabilities assumed and other	(12,351)

48,032

      Goodwill has been amortized on a straight-line basis over 30 years until December 31, 2001.

B)  Business Combinations — Goodwill and Other Intangible Assets

      Effective July 1, 2001, the Company adopted for U.S. GAAP reporting purposes FASB Statement No. 141, “Business Combinations” (“FASB No. 141”) which requires that all business combinations be accounted for under the purchase method of accounting. FASB No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separate from goodwill.

      Effective January 1, 2002, the Company adopted for U.S. GAAP reporting purposes FASB Statement No. 142 “Goodwill and Other Intangible Assets” (“FASB No. 142”) for all acquired goodwill and intangible assets. Under FASB No. 142, goodwill is no longer amortized, but is tested for impairment on at least an annual basis. Intangible assets with indefinite lives are also no longer amortized, but instead are tested for impairment at least annually. Intangible assets with finite lives are amortized over their estimate useful life. Goodwill acquired after June 30, 2001 has been subject to non-amortization provisions since the acquisition date.

      Additionally, goodwill on equity method investments is no longer amortized since January 1st, 2002; however it will continue to be tested for impairment in accordance with APB No. 18 “The Equity Method of Accounting for Investments in Common Stock”.

      The impairment test for goodwill involves a two-step process. Step one consists of a comparison of a reporting unit’s fair value to its carrying value. If the carrying value is greater than its fair value, then step two must also be completed. Step two requires a computation of the implied fair value of a reporting unit’s goodwill in comparison to the carrying amount of goodwill. Any excess of the carrying amount of goodwill over its implied fair value must be recorded as an impairment charge. FASB No. 142 requires the initial impairment test of goodwill and indefinite-lived intangibles to be performed as of January 1, 2002. The Company completed the impairment test for goodwill and determined that the reporting units’ fair value are in excess of the carrying amount. Accordingly, there was no impairment of goodwill upon adoption of FASB No. 142. The Company will perform its annual impairment review during the fourth quarter of each year.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

      There are no indefinite-lived intangible assets and all intangible assets other than goodwill are subject to amortization.

      The aggregate amortization expense for intangible assets for the next five years will be in the range of 200 M€, based on the current carrying value of other intangible assets.

      The components of other intangible assets were as follows:

	As of December 31,

	2002	2001

Amortized intangible assets
Gross carrying amount	2,697	2,695
Accumulated amortization	(1,752)	(1,687)

Total other intangible assets, net	945	1,008

      A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2002 is as follows (net of accumulated amortization):

	As of				As of
	January 1, 2002	Acquisitions	Disposals	Other	December 31, 2002

Upstream	15,960	15	—	(129)	15,846
Downstream	11,549	10	—	(8)	11,551
Chemicals	5,926	4	—	(134)	5,796

Total	33,435	29	—	(271)	33,193

      A reconciliation of reported net income and net income per share for prior periods to exclude amortization of goodwill follows.

	For the year ended
	December 31,

	2001	2000

Reported U.S. GAAP net income	5,271	5,638
Goodwill amortization	1,436	1,512
Equity investees goodwill amortization	224	351
Minority interest impact	3	1

Adjusted U.S. GAAP net income	6,934	7,502

Basic earnings per share
Reported U.S. GAAP net income	7.73	8.07
Goodwill Amortization	2.11	2.16
Equity investees goodwill amortization	0.33	0.50

Adjusted U.S. GAAP net income	10.17	10.73

Diluted earnings per share
Reported U.S. GAAP net income	7.68	8.00
Goodwill amortization	2.09	2.14
Equity investees goodwill amortization	0.33	0.50

Adjusted U.S. GAAP net income	10.10	10.64

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

C)  Reserve for Crude Oil Price Changes

      The replacement cost method adopted by the Company to reflect the impact of price changes on crude oil and refined products sold and the related reserve for crude oil price changes would not be acceptable under U.S. GAAP.

D)  Treasury Shares

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

E)  Equity Securities

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

      Gross realized gains and gross realized losses (determined on a FIFO basis) on sales of available-for-sale and trading securities were:

	As of December 31,

	2002	2001	2000

Gross realized gains
Available-for-sale	343	69	216
Trading	—	—	—
Gross realized losses
Available-for-sale	(28)	—	—
Trading	—	—	—

      The carrying amount of securities and their approximate fair value were as follows:

As of December 31, 2002

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available-for-sale	308	139	(56)	391
Trading	—	—	—	—

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

As of December 31, 2001

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available-for-sale	537	496	(16)	1,017
Trading	—	—	—	—

	As of December 31, 2000

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Available-for-sale	657	568	(1)	1,224
Trading	2	—	—	2

      The Company does not hold debt securities that would be categorized as held-to-maturity.

F)  Stock Compensation

      The Company generally grants to its employees a discount from the market price for shares purchased pursuant to share subscription plans, share purchase plans and reserved capital increases. Accounting for this discount is not addressed by French GAAP and these transactions have no effect on net income.

      FASB No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. Under FASB No. 123, companies may elect to continue to recognize stock-based employee compensation costs under the intrinsic value method described in APB no. 25 “Accounting for Stock Issued to Employees”, provided pro forma disclosures are presented of how net income and earnings per share would have been impacted by the fair value method. In December 2002, the Financial Accounting Standards Board issued Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“FASB No. 148”). This Statement amends FASB No. 123 to provide alternative methods of transition to FASB No. 123’s fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of FASB No. 123 to require prominent disclosure in the summary of significant account policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. FASB No. 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The Company intends to continue to account for stock-based compensation based on the provisions of APB No. 25 “Accounting for Stock issued to Employees” for U.S. GAAP purposes. Compensation cost for share subscription plans, share purchase plans and capital increases reserved to employees, if any, is measured as the excess of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. The pro forma disclosures as if the Company adopted the cost recognition requirements under FASB No. 123 are presented in paragraph I below.

G)  Derivative Instruments and Hedging Activities

      On January 1, 2001, the Company adopted for U.S. GAAP reporting purposes FASB No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FASB No. 137 and FASB No. 138 (FASB No. 133). FASB No. 133, establishes new accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement requires that derivatives be recognized at fair value in the balance sheet and that changes in fair value be recognized either currently in earnings or deferred as a component of other comprehensive income, depending on

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

the intended use of the derivative, its resulting designation and its effectiveness. If certain conditions are met, an entity may designate a derivative instrument as hedging the exposure to changes in the fair value of an asset or liability (Fair Value Hedge), the exposure to variability in expected future cash flows (Cash Flow Hedge) or the foreign currency exposure of a net investment in a foreign operation (Foreign Currency Hedge). For a derivative not designated as a hedging instrument, the changes in fair value are recognized in earnings in the period it occurs.

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

Commodities

      All derivatives on crude oil, refined products and natural gas, related to the Company’s trading activities are marked-to-market with unrealized gains and losses included in the current results of operations. For these derivative instruments, there was no impact of adopting FASB No. 133 on the Company’s results of operations or its financial position.

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

H)  Earnings Per Share

      The Company reports earnings per share (“EPS”) using the method described in Note 1.

      Under U.S. GAAP (FASB No. 128, “Earnings per Share”), none of the treasury shares would have been considered as outstanding.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

I)   Conversion to U.S. GAAP

(i)  Net Income and Shareholders’ Equity

      The following is a summary of the estimated adjustments to net income and shareholders’ equity for the years ended December 31, 2002, 2001 and 2000 which would be required if U.S. GAAP had been applied instead of French GAAP. These U.S. GAAP adjustments are presented net of the portion applicable to minority interest.

	Net income

	For the year ended December 31,

	2002	2001	2000

Amounts per accompanying consolidated financial statements	5,941	7,658	6,904
Acquisition of Elf and PetroFina	(763)	(1,354)	(1,877)
Business combinations: cancellation of goodwill amortization	279	—	—
Reserve for crude oil price changes	658	(1,379)	844
Equity securities	(43)	(33)	27
Stock compensation	(88)	(3)	(54)
Derivative instruments and hedging activities	479	131	—
Tax effect of U.S. GAAP adjustments	(199)	251	(206)

Amounts under U.S. GAAP	6,264	5,271	5,638

	Shareholders’ equity

	As of December 31,

	2002	2001	2000

Amounts per accompanying consolidated financial statements	32,146	33,932	32,401
Acquisition of Elf and Petrofina	38,817	39,580	40,048
Business combinations: cancellation of goodwill amortization	279	—	—
Reserve for crude oil price changes	1,827	1,169	1,781
Treasury shares	(1,407)	(949)	(491)
Equity securities	52	488	287
Derivative instruments and hedging activities	610	131	—
Tax effect of U.S. GAAP adjustments	(3,212)	(3,088)	(674)
Cumulative translation adjustment of U.S. GAAP adjustments	(16)	(3)	3

Amounts under U.S. GAAP	69,096	71,260	73,355

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

(ii) U.S. GAAP Consolidated Statements of Income

      The consolidated statements of income for the years ended December 31, 2002, 2001 and 2000 presented below have been restated to reflect the differences between U.S. GAAP and French GAAP discussed above.

	For the year ended December 31,

	2002	2001	2000

Sales and other income	102,540	105,569	114,557
Earnings from equity interests and affiliates	1,104	1,011	570
Gains on sales of assets	679	2,060	357

Total revenues	104,323	108,640	115,484

Crude oil and product purchases	68,753	72,228	76,687
Production, selling and administrative expenses	16,017	16,658	16,481
Depreciation, depletion and amortization	6,427	6,868	6,958
Exploration expenses	487	571	514
Dividends on subsidiaries redeemable preferred shares	10	19	28
Interest expense (income), net	195	184	440
Other financial expense (income), net	(183)	120	33
Taxes	925	1,131	1,807

Total expenses	92,631	97,779	102,948

Income before income taxes and minority interest	11,692	10,861	12,536

Income taxes	5,412	5,643	6,588

Income before minority interest	6,280	5,218	5,948

Minority interest	(16)	(173)	(310)

Income before cumulative effect of accounting change	6,264	5,045	5,638

Cumulative effect of change in accounting for derivative instruments and hedging activities, net of tax	—	226	—
Net Income	6,264	5,271	5,638

Basic earnings per share:
Income before cumulative effect of accounting change	9.60	7.40	8.07
Cumulative effect of accounting change, net of tax	—	0.33	—

Net earnings per share — basic	9.60	7.73	8.07

Diluted earnings per share:
Income before cumulative effect of accounting change	9.53	7.35	8.00
Cumulative effect of accounting change, net of tax	—	0.33	—

Net earnings per share — diluted	9.53	7.68	8.00

      Impairment of long-lived assets included in depreciation, depletion and amortization is detailed as follows:

Year ended December 31, 2000	514
Year ended December 31, 2001	267
Year ended December 31, 2002	807

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

      Shares used in computing earnings per share (number):

	For the year ended December 31,

	2002	2001	2000

Shares outstanding, January 1	705,934,959	740,465,798	350,468,565
Issuance of common shares:
Capital increases	1,392,607	—	1,410,077
Stock options and warrants conversion	674,556	254,773	402,107
Acquisition of Petrofina and Elf and subsequent related issuances (Note 12)	282,236	163,809	376,743,155
Treasury shares	(55,512,145)	(59,315,629)	(30,639,120)

Weighted average number of shares-basic	652,772,213	681,568,751	698,384,784
Dilutive effect of stock plans and warrants	4,682,794	4,560,697	6,701,681

Weighted average number of shares-diluted	657,455,007	686,129,448	705,086,465

Earnings per share — Pro Forma Disclosure

      Had compensation cost for the Company’s grants for stock-based compensation plans and transactions been determined consistent with FASB No. 123, the Company’s net income and net income per share would approximate the following pro forma amounts:

	For the year ended
	December 31,

	2002	2001	2000

Net income, as reported	6,264	5,271	5,638
Deduct: Additional total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(93)	(55)	(96)

Pro forma net income	6,171	5,216	5,542

Earnings per share:
Basic — as reported	9.60	7.73	8.07
Basic — pro forma	9.45	7.65	7.81
Diluted — as reported	9.53	7.68	8.00
Diluted — pro forma	9.39	7.60	7.86

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for those options granted in 2002, 2001 and 2000.

	2002	2001	2000

Risk-free interest rate (%)	4.1	4.5	4.8
Dividend yield (%)	2.3	2.0	1.4
Expected volatility (%)	29	28	32
Expected life (years)	2	3.5	4
Weighted average fair value of options granted (€)	32.3	33.9	44.1

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

(iii) U.S. GAAP Summarized Consolidated Balance Sheets

      The consolidated balance sheets as of December 31, 2002, 2001 and 2000 presented below have been restated to reflect the differences between U.S. GAAP and French GAAP discussed above:

	As of December 31,

	2002	2001	2000

Assets
Current assets
Cash and cash equivalents	5,079	3,654	4,742
Accounts receivable	13,076	13,318	14,221
Inventories	8,356	7,822	9,388
Assets held for sale	—	—	434
Other current assets	5,243	7,263	4,957

Total current assets	31,754	32,057	33,742
Property, plant and equipment, net	43,031	46,101	42,403
Intangibles, net	34,138	34,443	35,150
Other non-current assets	15,950	15,995	17,939

Total assets	124,873	128,596	129,234

	As of December 31,

	2002	2001	2000

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	10,236	10,034	9,830
Other liabilities	14,945	16,034	15,065

Total current liabilities	25,181	26,068	24,895
Long-term liabilities
Long-term debt, net of current portion	9,533	10,860	11,509
Other long-term liabilities	20,332	19,626	18,791

Total long-term liabilities	29,865	30,486	30,300
Minority interests	731	782	684
Shareholders’ equity:
Common shares	6,872	7,059	7,405
Paid-in surplus	47,298	50,018	58,826
Retained earnings	22,464	18,723	11,963
Accumulated other comprehensive income	(1,721)	1,332	808
Treasury shares	(5,817)	(5,872)	(5,647)

Total shareholders’ equity	69,096	71,260	73,355

Total liabilities and shareholders’ equity	124,873	128,596	129,234

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

(iv) Comprehensive Income

      The Company applies for U.S. GAAP purposes FASB No. 130, “Reporting Comprehensive Income”, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. The Company discloses comprehensive income, which encompasses net income, foreign currency translation adjustments, unrealized gains on losses on the Company’s available for sale securities and the minimum pension liability adjustment, in the Consolidated Statement of Shareholders’ Equity.

					Accumulated
					Other		Total
	Comprehensive	Common	Paid in	Retained	Comprehensive	Treasury	Shareholders’
	Income	Shares	Surplus	Earnings	Income	Shares	Equity

As of January 1, 2000		7,222	55,931	4,957	286	(452)	67,944
Net income(1)	5,638			5,638			5,638
Other comprehensive income, net of tax:
Unrealized foreign currency translation adjustments	440
Realized foreign currency translation adjustments	(55)
Unrealized gains on equity securities	126
Gains on equity securities included in net income	(11)
Minimum pension liability adjustment	22

Other comprehensive income	522				522		522

Comprehensive income	6,160

Cash dividend				(1,631)			(1,631)
Acquisition of PetroFina		11	158				169
Acquisition of Elf		147	2,541				2,688
Other issuances of common shares		25	196				221
Transfers and exchanges between companies under common control				(263)			(263)
Stock compensation(1)				54			54
Treasury shares(1)				3,208		(5,195)	(1,987)

As of December 31, 2000		7,405	58,826	11,963	808	(5,647)	73,355

(1)	Stock compensation cost and elimination of gains on treasury shares are reflected in net income above.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

					Accumulated
					Other		Total
	Comprehensive	Common	Paid in	Retained	Comprehensive	Treasury	Shareholders’
	Income	Shares	surplus	Earnings	Income	Shares	Equity

As of January 1, 2001		7,405	58,826	11,963	808	(5,647)	73,355
Net income(1)	5,271			5,271			5,271
Other comprehensive income net of tax:
Unrealized foreign currency translation adjustments	679
Realized foreign currency translation adjustments	2
Unrealized gains on equity securities	157
Gains on equity securities included in net income	(23)
Minimum pension liability adjustment	(291)

Other comprehensive income	524				524		524

Comprehensive income	5,795

Cash dividend				(2,278)			(2,278)
Acquisition of Elf and Petrofina		2	(349)	561			214
Other issuances of common shares		5	19				24
Transfers and exchanges between companies under common control				(5)			(5)
Stock compensation(1)				3			3
Treasury shares(1)		(353)	(8,478)	3,208		(225)	(5,848)

As of December 31, 2001		7,059	50,018	18,723	1,332	(5,872)	71,260

(1)	Stock compensation cost and elimination of gains on treasury shares are reflected in net income above.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

					Accumulated
					Other		Total
	Comprehensive	Common	Paid in	Retained	Comprehensive	Treasury	Shareholders’
	Income	Shares	Surplus	Earnings	Income	Shares	Equity

As of January 1, 2002		7,059	50,018	18,723	1,332	(5,872)	71,260
Net income(1)	6,264			6,264			6,264
Other comprehensive income, net of tax:
Unrealized foreign currency translation adjustments	(2,108)
Realized foreign currency translation adjustments	15
Unrealized losses on equity securities	(135)
Gains on equity securities included in net income	(208)
Minimum pension liability adjustment	(617)

Other comprehensive income	(3,053)				(3,053)		(3,053)

Comprehensive income	3,211

Cash dividend				(2,514)			(2,514)
Acquisition of Elf and PetroFina		6	84	(63)			27
Other issuances of common shares		41	420				461
Stock compensation(1)				88			88
Treasury shares(1)		(234)	(3,224)			55	(3,403)
Other				(34)			(34)

As of December 31, 2002		6,872	47,298	22,464	(1,721)	(5,817)	69,096

(1)	Stock compensation cost and elimination of gains on treasury shares are reflected in net income above.

Disclosure of Accumulated Other Comprehensive Income Balances

      The components of accumulated other comprehensive income (loss) balances are as follows:

	As of December 31,

	2002			2001			2000

	Pre-tax	Tax (Exp.)	Net	Pre-tax	Tax (Exp.)	Net	Pre-tax	Tax (Exp.)	Net
	Amount	Credit	Amount	Amount	Credit	Amount	Amount	Credit	Amount

Net foreign currency translation adjustments	(841)	—	(841)	1,252	—	1,252	573	(2)	571
Net unrealized gain (loss)	95	(17)	78	516	(95)	421	366	(79)	287
Minimum pension liability adjustment	(1,417)	459	(958)	(487)	146	(341)	(49)	(1)	(50)

Other comprehensive (loss) income	(2,163)	442	(1,721)	1,281	51	1,332	890	(82)	808

J)  Additional U.S. GAAP Information

(i)  Other U.S. GAAP Requirements

Related parties

      Under U.S. GAAP, information provided in Note 29D would be presented on the face of the consolidated balance sheets and consolidated statements of income.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

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

Estimates

      The preparation of financial statements in conformity with French GAAP requires management to make a certain number of estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(iii) New U.S. Accounting Standards

Consolidation of Variable Interest Entities

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.

      Adoption of FIN 46 is not expected to have a material impact on the Company’s result of operations, financial position and cash flows.

Accounting for Asset Retirement Obligation (“ARO”)

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“FASB No. 143”). FASB No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. FASB No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured.

      The cumulative effect of the change in accounting principle for the adoption of FASB 143 on January 1, 2003 will result in an after tax credit to income of approximately $100 M.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

      The amounts recorded upon adoption are dependent upon a number of variables, including estimates of crude oil and natural gas reserves, the credit-adjusted risk-free interest discount rate to be applied when calculating the fair value of ARO assets and liabilities and the date when the obligation first arose.

      Other than cumulative-effect change, the effect of the new accounting standard on 2003 net income is not expected to be materially different from what the result would have been under FAS 19.

Accounting for Costs Associated with Exit or Disposal Activities

      In July 2002, the Financial Accounting Standards Board issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“FASB No. 146”). The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. The statement replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. FASB No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

EITF 02-3

      On October 25, 2002, the EITF reached a consensus on Issue 02-3, “Recognition and Reporting of Gains and Losses on Energy Trading Contracts under EITF Issues No. 98-10 and No. 00-17”, that changed the accounting for certain energy contracts. The main provisions of EITF 02-3 are as follows:

•	EITF 02-3 prohibits the use of mark-to-market accounting for any energy-related contracts that are not derivatives. This change applied immediately to new contracts executed after October 25, 2002 and applied to existing non-derivative energy-related contracts beginning January 1, 2003.

•	The task force reached a consensus that gains and losses on all derivative instruments within the scope of FAS B No. 133 should be shown net in the income statement if the derivative instruments are held for trading purposes.

•	The FASB Staff indicated that, pending further consideration of this issue, and entity should not record unrealized gains or losses at the inception of derivative contracts unless the fair value of contracts is evidenced by observable market data.

      After reviewing its portfolio of activities, the company has determined that except for the change in the presentation of the statement of income (for U.S. GAAP reporting purposes only) which will be implemented for fiscal year 2003, EITF 02-3 has no material impact on its results of operations, its financial position and its cash flows.

      Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others

      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. Refer to Note 23 for disclosures related to guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

4.   Business segment and geographical area information

      The financial information for each business segment is reported on the same basis that is used internally. Segments are based on the information from the internal structure as it is defined for directing the policies of management and for measuring segment performance.

      The Company’s activities are conducted through three business segments: Upstream, Downstream, and Chemicals:

•	The Upstream segment includes, in addition to the exploration and production of hydrocarbons, the gas, power and other energies activities.

•	The Downstream segment includes trading and shipping activities along with refining and marketing activities.

•	The Chemicals segment involves Base chemicals and polymers, Intermediates and performance polymers and Specialties.

      The Corporate category includes the operating and financial activities of the holding companies as well as healthcare activities (Sanofi-Synthelabo).

      Operating profit and identifiable assets for each segment have been determined prior to the consolidation and inter-segment adjustments.

      Sales prices between business segments approximate market prices.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Information by Business Segment

	For the year ended December 31, 2002

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Statement of income:
Non-Group sales	16,225	66,984	19,317	14	—	102,540
Intersegment sales	11,525	2,002	355	117	(13,999)	—
Total sales	27,750	68,986	19,672	131	(13,999)	102,540
Depreciation, depletion, and amortization of tangible assets	(3,362)	(896)	(826)	(49)	—	(5,133)
Operating income excluding non-recurring items	9,309	909	777	(210)	—	10,785
Amortization of intangible assets and acquisition goodwill	(21)	(99)	(217)	(18)	—	(355)
Equity in income (loss) of affiliates	234	214	6	412	—	866
Other items in net operating income	189	61	40	157	—	447
Tax on net operating income	(5,063)	(239)	(232)	429	—	(5,105)
Net operating income excluding non-recurring items	4,648	846	374	770	—	6,638
Net cost of net debt	—	—	—	—	—	(196)
Dividends on subsidiaries redeemable preferred shares	—	—	—	—	—	(10)
Minority interests	—	—	—	—	—	(172)
Net income excluding non-recurring items	—	—	—	—	—	6,260
ROACE as a percentage	23%	8%	5% *	—	—	15%
Gross expenditures	6,122	1,112	1,237	186	—	8,657
Divestitures at sale price	603	283	140	1,287	—	2,313
Cash flow from operating activities	7,721	1,447	1,053	785	—	11,006
Balance sheet as of December 31, 2002
Property, plant, and equipment, net	25,189	7,061	6,047	295	—	38,592
Intangible assets, net	264	473	1,940	75	—	2,752
Investments in equity affiliates	1,409	1,431	328	3,466	—	6,634
Total non-current assets	29,109	10,341	9,279	5,281	—	54,010
Capital employed	18,998	10,207	9,341 **	3,580	—	42,126

*	Excluding amortization of goodwill for an amount of 131 M€.

**	After taking into account a 995 M€ pre-tax contingency reserve (civil liability) related to Toulouse — AZF plant explosion.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Non-recurring items

      Non-recurring items in the income statement, as defined in Note 1, are as follows:

Non-recurring items of operating income

	For the year ended December 31, 2002

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	(33)	4	—	(29)
Asset impairment charges	(461)	(69)	(129)	—	(659)
Gain (loss) on sales of assets	—	—	—	—	—
Other items	75	(34)	(12)	—	29

Total	(386)	(136)	(137)	—	(659)

Non-recurring items of net income

	For the year ended December 31, 2002

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	(21)	(137)	—	(158)
Asset impairment charges	(249)	(81)	(137)	—	(467)
Gain (loss) on sales of assets	—	—	—	626	626
Toulouse — AZF plant explosion	—	—	(61)	—	(61)
Other items	(202)	(28)	(16)	(13)	(259)

Total	(451)	(130)	(351)	613	(319)

      The information presented above reconciles with the consolidated financial statements as follows:

	For the year ended December 31, 2002

		Non-	Consolidated
	Analysis	recurring	financial
	by segment	items	statements

Depreciation, depletion and amortization	(5,133)	(659)	(5,792)
Provisions for depreciation of tangible assets (included in operating expenses)	(53)	—	(53)
Amortization of intangible assets (Note 20)	(183)	(1)	(184)
Amortization of acquisition goodwill	(172)	(40)	(212)

Depreciation, depletion, and amortization (cash flow statement)	(5,541)	(700)	(6,241)
Tax on net operating income	(5,105)	(63)	N/A
Tax resulting from net debt	134	—	N/A

Provision for income taxes	(4,971)	(63)	(5,034)
Operating income	10,785	(659)	10,126
Minority interest and dividends on subsidiaries’ preferred shares	(182)	159	(23)
Net income	6,260	(319)	5,941

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

	For the year ended December 31, 2001

	(excluding non-recurring items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Statement of income:
Non-Group sales	14,365	71,373	19,560	20	—	105,318
Intersegment sales	12,572	1,912	406	95	(14,985)	—

Total sales	26,937	73,285	19,966	115	(14,985)	105,318
Depreciation, depletion, and amortization of tangible assets	(2,944)	(948)	(790)	(35)	—	(4,717)
Operating income excluding non-recurring items	9,022	3,004	1,095	(252)	—	12,869
Amortization of intangible assets and acquisition goodwill	(16)	(92)	(217)	(9)	—	(334)
Equity in income (loss) of affiliates	330	204	15	452	—	1,001
Other items in net operating income	441	138	54	107	—	740
Tax on net operating income	(5,125)	(945)	(344)	231	—	(6,183)
Net operating income excluding non- recurring items	4,652	2,309	603	529	—	8,093
Net cost of net debt	—	—	—	—	—	(366)
Dividends on subsidiaries’ redeemable preferred shares	—	—	—	—	—	(19)
Minority interests	—	—	—	—	—	(190)
Net income excluding non-recurring items	—	—	—	—	—	7,518
ROACE as a percentage	24%	21%	7% *	—	—	18%
Gross expenditures	7,496	1,180	1,611	279	—	10,566
Divestitures at sale price	1,116	1,079	541	4,268	—	7,004
Cash flow from operating activities	8,085	4,374	1,261	(1,417)	—	12,303
Balance sheet as of December 31, 2001
Property, plant, and equipment, net	26,835	7,602	6,547	290	—	41,274
Intangible assets, net	390	538	2,243	25	—	3,196
Investments in equity affiliates	1,523	1,305	230	3,416	—	6,474
Total non-current assets	31,072	10,875	9,996	4,697	—	56,640
Capital employed	20,839	10,995	10,552 **	3,163	—	45,549

*	Excluding amortization of goodwill for an amount of 145 M€.

**	After taking into account a 941 M€ pre-tax contingency reserve related to Toulouse — AZF plant explosion.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Non-recurring items

      Non-recurring items in the income statement, as defined in Note 1, are as follows:

Non-recurring items of operating income

	For the year ended December 31, 2001

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	(10)	(14)	—	(24)
Asset impairment charges	—	—	(50)	—	(50)
Gain (loss) on sales of assets	—	—	—	—	—
Other items	—	(18)	—	—	(18)

Total	—	(28)	(64)	—	(92)

Non-recurring items of net income

	For the year ended December 31, 2001

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	(107)	(119)	—	(226)
Asset impairment charges	—	—	(224)	—	(224)
Gain on sales of assets	89	17	141	1,153	1,400
Toulouse — AZF plant explosion	—	—	(597)	(3)	(600)
Other items	—	(42)	(136)	(32)	(210)

Total	89	(132)	(935)	1,118	140

      The information presented above reconciles with the consolidated financial statements as follows:

	For the year ended December 31, 2001

		Non-	Consolidated
	Analysis	recurring	financial
	by segment	items	statements

Depreciation, depletion and amortization	(4,717)	(64)	(4,781)
Provisions for depreciation of tangible assets (included in operating expenses)	(132)	—	(132)
Amortization of intangible assets (Note 20)	(156)	(2)	(158)
Amortization of acquisition goodwill	(178)	(141)	(319)

Depreciation, depletion, and amortization (cash flow statement)	(5,183)	(207)	(5,390)
Tax on net operating income	(6,183)	154	N/A
Tax resulting of net debt	155	—	N/A

Provision for income taxes	(6,028)	154	(5,874)
Operating income	12,869	(92)	12,777
Minority interest and dividends on subsidiaries’ preferred shares	(209)	24	(185)
Net income	7,518	140	7,658

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

	For the year ended December 31, 2000

	(excluding non-recurring items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Statement of income:
Non-Group sales	11,108	82,531	20,843	75	—	114,557
Intersegment sales	14,969	2,111	403	376	(17,859)	—

Total sales	26,077	84,642	21,246	451	(17,859)	114,557
Depreciation, depletion, and amortization of tangible assets	(2,729)	(988)	(815)	(58)	—	(4,590)
Operating income excluding non-recurring items	10,113	3,144	1,627	(289)	—	14,595
Amortization of intangible assets and acquisition goodwill	(12)	(127)	(161)	(12)	—	(312)
Equity in income (loss) of affiliates	193	156	16	311	—	676
Other items in net operating income	314	22	(62)	295	—	569
Tax on net operating income	(5,767)	(963)	(458)	299	—	(6,889)
Net operating income excluding non- recurring items	4,841	2,232	962	604	—	8,639
Net cost of net debt	—	—	—	—	—	(648)
Dividends on subsidiaries’ redeemable preferred shares	—	—	—	—	—	(28)
Minority interest	—	—	—	—	—	(326)
Net income excluding non-recurring items				—	—	7,637
ROACE as a percentage	28%	20%	10% *	—	—	20%
Gross expenditures	5,639	1,163	1,353	184	—	8,339
Divestitures at selling price	820	685	120	1,616	—	3,241
Cash flow from operating activities	8,059	3,145	1,768	417	—	13,389
Balance sheet as of December 31, 2000
Property, plant, and equipment, net	23,463	7,835	6,059	342	—	37,699
Intangible assets, net	53	470	2,359	32	—	2,914
Investments in equity affiliates	878	1,224	233	4,309	—	6,644
Total non-current assets	26,973	11,696	9,553	5,638	—	53,860
Capital employed	17,202	10,664	11,461	4,687	—	44,014

*	Excluding amortization of goodwill for an amount of 143 M€.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Non-recurring items

      Non-recurring items in the income statement, as defined in Note 1, are as follows:

Non-recurring items of operating income

	For the year ended December 31, 2000

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	(62)	—	(2)	—	(64)
Asset impairment charges	(29)	(90)	(150)	—	(269)
Gain (loss) on sales of assets	(1)	—	—	—	(1)
Other items	—	—	(48)	—	(48)

Total	(92)	(90)	(200)	—	(382)

Non-recurring items of net income

	For the year ended December 31, 2000

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	(47)	(122)	(78)	—	(247)
Asset impairment charges	(28)	(242)	(189)	—	(459)
Early retirement plan	(84)	(114)	—	(24)	(222)
Gain (loss) on sales of assets	86	54	—	218	358
Other items	—	(19)	(44)	(100)	(163)

Total	(73)	(443)	(311)	94	(733)

      The information presented above reconciles with the consolidated financial statements as follows:

	For the year ended December 31, 2000

		Non-	Consolidated
	Analysis	recurring	financial
	by segment	items	statements

Depreciation, depletion and amortization	(4,590)	(269)	(4,859)
Provisions for depreciation of tangible assets (included in operating expenses)	(145)	—	(145)
Amortization of intangible assets (Note 20)	(135)	(119)	(254)
Amortization of acquisition goodwill	(177)	(126)	(303)

Depreciation, depletion, and amortization (cash flow statement)	(5,047)	(514)	(5,561)
Tax on net operating income	(6,889)	366	N/A
Tax resulting of net debt	201	—	N/A

Provision for income taxes	(6,688)	366	(6,322)
Operating income	14,595	(382)	14,213
Minority interest and dividends on subsidiaries’ preferred shares	354	(22)	332
Net income	7,637	(733)	6,904

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Information by Geographical Area

	For the year ended December 31, 2002

					Far East
		Rest of	North		and rest of
	France	Europe	America	Africa	the world	Total

Non-Group sales	20,649	35,531	12,013	4,240	30,107	102,540
Intangible assets and property, plant, and equipment, net	4,815	16,317	4,447	7,416	8,349	41,344
Gross expenditures	1,251	2,118	921	2,086	2,281	8,657

	For the year ended December 31, 2001

					Far East
		Rest of	North		and rest of
	France	Europe	America	Africa	the world	Total

Non-Group sales	22,053	36,520	8,885	4,276	33,584	105,318
Intangible assets and property, plant, and equipment, net	4,798	16,639	5,144	8,409	9,480	44,470
Gross expenditures	1,415	2,524	1,178	2,094	3,355	10,566

	For the year ended December 31, 2000

					Far East
		Rest of	North		and rest of
	France	Europe	America	Africa	the world	Total

Non-Group sales	25,858	35,911	10,389	4,121	38,278	114,557
Intangible assets and property, plant, and equipment, net	5,020	16,406	4,844	7,361	6,982	40,613
Gross expenditures	1,089	2,151	1,022	1,562	2,515	8,339

5.   Intangible assets

	As of December 31,

	2002			2001

		Accumulated
	Cost	Amortization	Net	Net

Goodwill	3,432	(1,399)	2,033	2,427
Other intangibles	2,426	(1,707)	719	769

Total intangible assets(1)	5,858	(3,106)	2,752	3,196

(1)	As of December 31, 2001, aggregate cost and accumulated amortization amounted to 6,468 M€ and 3,272 M€, respectively.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

6.   Property, plant and equipment

	As of December 31,

	2002			2001

		Accumulated
	Cost	Amortization	Net	Net

Upstream properties
Proved properties	56,310	(34,902)	21,408	19,940
Unproved properties	904	(580)	324	550
Work in-progress	2,940	(52)	2,888	5,301

Total upstream properties	60,154	(35,534)	24,620	25,791

Other property, plant, and equipment
Land	1,559	(279)	1,280	1,412
Machinery, plant, and equipment (including transportation equipment)	21,451	(14,812)	6,639	6,990
Buildings	5,827	(3,325)	2,502	2,622
Construction in progress	1,113	—	1,113	1,820
Other	7,488	(5,050)	2,438	2,639

Total other property, plant, and equipment	37,438	(23,466)	13,972	15,483

Total property, plant, and equipment(1)	97,592	(59,000)	38,592	41,274

(1)	As of December 31, 2001 aggregate cost and accumulated depreciation, depletion and amortization amounted to 99,300 M€ and 58,026 M€, respectively.

     Property, plant and equipment presented below include the following amounts for facilities and equipment leases that have been capitalized:

	As of December 31,

	2002			2001

		Accumulated
	Cost	amortization	Net	Net

Machinery, plant, and equipment	488	(159)	329	354
Buildings	64	(30)	34	30
Construction in progress	35	(13)	22	30

Total	587	(202)	385	414

      Amortization expense of capital lease assets amounted to 29 M€ in 2002, 34 M€ in 2001, and 30 M€ in 2000.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

7.   Equity affiliates: investments and loans

	As of December 31,				For the year ended December 31,

	2002	2001	2002	2001	2002	2001	2000

					Equity in	Equity in	Equity in
			Equity	Equity	Income/	Income/	Income/
	% owned	% owned	value	value	(loss)	(loss)	(loss)

Sanofi Synthelabo	25.08% (1)	26.07%	3,465	3,415	412	426	289
Cepsa	45.28%	45.28%	1,295	1,187	200	190	154
Cogema	—	—	—	—	—	30	26
NLNG	15.00%	15.00%	343	283	59	81	14
Bonny Gaz Transport	15.00%	15.00%	—	73	—	13	40
Qatargas	10.00%	10.00%	138	141	45	44	64
Ocensa	15.20%	15.20%	95	113	—	—	—
CFMH	45.00%	45.00%	118	124	37	40	21
Gas Invest SA	27.23%	27.23%	120	149	(2)	10	—
Gasoducto Gasandes Argentina	56.50%	56.50%	77	84	7	3	—
Piedra del Aguila	41.30%	41.30%	52	83	(20)	—	—
Humber Power Ltd.	40.00%	40.00%	20	39	18	19	—
Gisco	10.00%	10.00%	45	72	25	23	7
Abu Dhabi Gas Ind. Ltd.	15.00%	15.00%	61	72	—	—	—
Total Tractebel Emirate Power Company	50.00%	50.00%	63	3	2	3	—
Gasoducto Gasebdes sa (Chili)	56.50%	56.50%	35	42	(1)	—	—
Qatar Petrochemical Company Ltd.	20.00%	—	125	—	—	—	—
Other			582	594	84	119	61

Total			6,634	6,474	866	1,001	676
Loans to equity affiliates			1,076	1,118

Total investments and loans			7,710	7,592

(1)	During 2002, the Group’s ownership interests in Sanofi-Synthelabo decreased from 26.07% at December 31, 2001 to 24.52% at December 31, 2002. Taking into account the share repurchases conducted by Sanofi-Synthelabo in 2002, the Group’s ownership interests were 25.08% at December 31, 2002.

     The Group’s share in Cepsa’s and Sanofi-Synthelabo’s market value amounted to 2,083 M€ and 10,281 M€ as of December 31, 2002, respectively.

      CEPSA condensed consolidated balance sheet as of December 31, 2002

Fixed assets	3,842
Current assets	2,230

Total	6,072

Shareholder’s equity	2,521
Long-term debt and other long-term liabilities	1,718
Short-term debt and other short-term liabilities	1,833

Total	6,072

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

      SANOFI-SYNTHELABO condensed consolidated balance sheet as of December 31, 2002

Fixed assets	2,899
Current assets	6,560

Total	9,459

Shareholder’s equity	6,035
Minority interest	17
Long-term debt and other long-term liabilities	861
Short-term debt and other short-term liabilities	2,546

Total	9,459

8.   Other investments

	As of December 31,

	2002			2001

		Valuation
	Cost	allowance	Net	Net

Publicly-traded equity securities
BNP-Paribas	65	—	65	277
Banco Santander Central Hispano (BSCH)	93	—	93	50
Areva	69	—	69	69
Other	122	—	122	141

Total publicly-traded equity securities	349	—	349	537

Market value of publicly traded equity securities	—	—	377	989
Other equity securities
BBPP	75	—	75	75
Wepec	52	—	52	45
Oman LNG LLC	8	—	8	20
BTC Limited	25	—	25	—
Other	1,556	(844)	712	859

Total other equity securities(1)	1,716	(844)	872	999

Total other investments(2)	2,065	(844)	1,221	1,536

(1)	Investments in subsidiaries excluded from consolidation after considering their materiality to the Company’s operations account for 396 M€ and 419 M€ as of December 31, 2002 and 2001 respectively.

(2)	As of December 31, 2001, the aggregate cost of other investments and valuation allowances amounted to 2,248 M€ and 712 M€, respectively.

     The variation during 2002 of the publicly traded equity securities is primarily caused by the sales of BNP Paribas shares.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

9.   Other non-current assets

	As of December 31,

	2002			2001

		Valuation
	Cost	allowance	Net	Net

Deferred income tax assets	1,709	—	1,709	917
Loans and advances(1)	1,822	(705)	1,117	1,150
Other	915	(6)	909	975

Total(2)	4,446	(711)	3,735	3,042

(1)	Excluding loans to equity affiliates (Note 7).

(2)	As of December 31, 2001, the aggregate cost of other investments and valuation allowances of other non-current assets amounted to 4,030 M€ and 988 M€, respectively.

10. Inventories

	As of December 31,

	2002	2001

Crude oil and natural gas	2,060	1,632
Refined products and products in process	3,059	2,741
Chemical products	2,730	2,918
Supplies and other inventories	507	531

Total under FIFO (First in First out) method	8,356	7,822
Reserve for crude oil price changes and for LIFO adjustment	(1,841)	(1,200)

Inventories, net	6,515	6,622

11. Accounts receivable, prepaid expenses and other current assets

	As of December 31,

	2002			2001

		Valuation
	Cost	allowance	Net	Net

Accounts receivable(1)	13,642	(555)	13,087	13,497

Prepaid expenses and other current assets
Other receivables	1,405	—	1,405	1,836
Recoverable taxes	1,126	—	1,126	2,007
Deferred tax assets, short-term	190	—	190	245
Prepaid expenses	471	—	471	543
Other current assets	2,105	(54)	2,051	2,632

Total	5,297	(54)	5,243	7,263

(1)	As of December 31, 2001, the aggregate cost and valuation allowances amounted to 14,055 M€ and 558 M€, respectively.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

12. Shareholder’s equity

Common Shares

      The Company’s common shares, par value of €10, are the only class of shares. Shares may be held in either bearer or registered form. Holders of the Company’s shares have a preemptive right to subscribe for additional shares issued by the Company on a pro rata basis according to their respective holding of shares.

      Each registered Share that is fully paid and registered in the name of the same shareholder for at least two years is granted a double voting right after such two-year period. Upon a capital increase by reclassification of retained earnings or additional paid-in surplus, profits or issuance premiums, a double voting right is granted to each registered Share allocated to a shareholder in consideration of Shares which already carry double voting rights. The double voting right is automatically canceled when the Share is converted into a bearer share or when the Share is transferred.

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

Number of
Common shares

Authorized Capital
As of December 31, 1999	798,318,406
Increase in authorized shares	373,968,100

As of December 31, 2000	1,172,286,506
Decrease in authorized shares	(44,016,970)

As of December 31, 2001	1,128,269,536
Decrease in authorized shares	(5,411,821)

As of December 31, 2002	1,122,857,715

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Number of
TotalFinaElf
Common Shares

Shares issued and outstanding
As of January 1, 2000	722,203,679
Shares issued in connection with:
Capital increase reserved for employees	1,977,193
Offer to bearers of PetroFina employee warrants	129,762
Public Exchange Offer for PetroFina	913,185
Exchange Offer for Elf Aquitaine	14,437,768
Exercise of share subscription options	552,255
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	248,881
Conversion of Petrofina U.S. warrants	3,075

As of December 31, 2000	740,465,798
Shares issued in connection with:
Exercise of share subscription options	506,249
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	327,617
Conversion of PetroFina U.S. warrants	3,295
Cancellation of shares(1)	(35,368,000)

As of December 31, 2001	705,934,959
Shares issued in connection with:
Capital increase reserved for employees	2,785,214
Exercise of share subscription options	447,181
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	564,471
Conversion of PetroFina U.S. warrants	901,930
Cancellation of shares(2)	(23,443,245)

As of December 31, 2002(3)	687,190,510

(1)	Decided by the Board of Directors on November 20, 2001

(2)	Decided by the Board of Directors on November 19, 2002

(3)	Including 35,026,899 treasury shares deducted from shareholders’ equity.

Calculation of the dilutive effect

      The weighted-average diluted number of shares is calculated in accordance with Opinion No. 27 of the French National Institute of Public Accountants. The proceeds which would be received from the exercise of options related to dilutive instruments are assumed to be applied to the repurchase of shares at market price as of the closing date of the period. The number of shares thereby obtained leads to a reduction in the total number of shares that would result from the exercise of options.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

      Calculations are as follows:

	For the year ended December 31,

	2002	2001	2000

Number of shares as of January 1	705,934,959	740,465,798	722,203,679
Number of shares issued during the year (pro rated)
Capital increase reserved for employees	1,392,607	—	1,547,895
Exercise of share subscription options	223,591	253,125	276,128
Exchange guarantee offered to the beneficiaries of Elf Aquitaine	282,236	163,809	124,441
Conversion of PetroFina U.S. warrants	450,965	1,648	1,538
Public Exchange Offer for PetroFina	—	—	195,452
Exchange Offer for Elf Aquitaine	—	—	4,812,589
TotalFinaElf shares held by subsidiaries and deducted from shareholders’ equity	(45,083,376)	(52,076,076)	(27,027,006)

Weighted-average number of shares	663,200,982	688,808,304	702,134,716
Dilutive effect
Share subscription options	—	282,269	628,048
Shares issued per exercise of exchange guarantee offered to Elf Aquitaine share subscription options holders	2,564,295	3,476,777	3,694,956
PetroFina U.S. warrants	302,705	612,935	664,151

Weighted-average number of diluted shares	666,067,982	693,180,285	707,121,871

      The earnings per share of the Group before and after the dilutive effect is detailed as follows

Earnings on weighted-average number of shares	8.96	11.12	9.83
Earnings on weighted-average number of diluted shares	8.92	11.05	9.76

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

      Pursuant to this authorization, the Board of Directors, during its November 15, 1999 meeting, implemented a first capital increase reserved for employees within the limit of 3.5 million shares at a price of 98 euros. These shares were entitled to the dividends paid for the 1999 fiscal year. The total number of subscribed shares in 2000 was 1,977,193 shares.

      Pursuant to this same authorization, the Board of Directors, during its November 20, 2001 meeting, implemented a second capital increase reserved for employees within the limit of 6 million shares at a price of 122.7 euros. These shares were entitled to the dividends paid for the 2001 fiscal year. The total number of subscribed shares was 2,785,214 shares.

Specific rights of the French State in the share capital of Elf Aquitaine

      The French Government, as authorized by laws governing privatization, instituted by a decree dated December 13, 1993 a specific share in the share capital of Elf Aquitaine providing specific rights to the French

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Republic, in particular a right of approval in case a party or a group of parties are increasing their ownership of capital or voting rights above defined thresholds.

      Following a decision of the Court of Justice of the European Communities on June 4, 2002, the French Government abrogated on October 3, 2002 the decree dated December 13, 1993. This decision put an end to all rights attributed to the French Government by the decree dated December 13, 1993.

Share cancellation

      Pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 7, 2002 authorizing reduction of capital by cancellation of shares held by the company within the limit of 10% of the outstanding capital every 24 months, the Board of Directors decided on November 19, 2002 to cancel 23,443,245 shares. These shares were acquired at an average price of 147.52 euros per share between October 1, 2001 and September 30, 2002 pursuant to the management of shareholders’ equity.

Shares held by the parent company, Total Fina Elf S.A.

      As of December 31, 2002, TOTAL FINA ELF S.A. held 21,021,880 of its own shares, representing 3.06% of its share capital, detailed as follows:

•	10,571,880 shares allocated to covering share purchase option plans for Company employees; these shares are recorded as short-term investments and maintained within the total assets;

•	10,450,000 shares purchased in the last quarter 2002 pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 7, 2002 and that are deducted from the consolidated shareholders’ equity.

Shares held by the subsidiaries

      As of December 31, 2002, TOTAL FINA ELF S.A. held indirectly through its subsidiaries 25,082,217 of its own shares, representing 3.65% of its share capital, detailed as follows:

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

TotalFinaElf U.S. warrants

      Each TotalFinaElf U.S. warrant gives right, until August 5, 2003, to the purchase of one American Depositary Share of TotalFinaElf at a price of $46.94 per ADS. Out of the 3,572,791 outstanding TotalFinaElf warrants as of December 31, 2001, 1,803,860 warrants were exercised in 2002. Thus, as of December 31, 2002, 1,768,931 TotalFinaElf U.S. warrants were outstanding, giving entitlement to a subscription right for 1,768,931 TotalFinaElf ADSs, i.e. 884,465 TotalFinaElf shares.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

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

      As of December 31, 2002 paid-in surplus amounted to 44,790 M€.

Reserves

      Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the capital par value. This reserve cannot be distributed to the shareholders other than in liquidation but can be used to offset losses.

      If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of 450 M€ as of December 31, 2002.

      The individual financial statements of consolidated subsidiaries and equity affiliates include reserves which are legally restricted as to disposal. Based upon the Company’s ownership percentages, these amounted to 28,688 M€ as of December 31, 2002.

13. Subsidiaries’ redeemable preferred shares

      These non-voting shares were issued by three North American subsidiaries:

•	American Holding, Inc. (TAH), (USA).

•	TOTAL Energy Resources Finance, Inc. (TERFIN), (USA).

•	TOTAL Energy Capital, Inc. (TECI), (USA).

      TERFIN, TECI, and TAH, wholly-owned subsidiaries of Total America Inc. (a wholly owned subsidiary), have been established for the purpose of issuing $500 M of Auction Preferred Stock (APS). Proceeds from the issuance of APS were loaned to Total America Inc. and certain of its subsidiaries (the borrowing subsidiaries).

      The shares of APS are adjustable rate securities with dividend rates set at auction every 49 days except for TAH who has the option of altering the dividend period. Dividends are cumulative from the date of issue and are payable every 49 days in arrears. The effective dividend rates of the APS were 1.8% in 2002 and 3.1% in 2001, respectively.

      The shares may be redeemed at the option of TERFIN, TECI and TAH at their liquidation preference ($100 M for the TERFIN APS, $150 M for the TECI APS and $250 M for TAH APS) plus accumulated and unpaid dividends. The shares become mandatorily redeemable if certain required coverages are not met, if dividends paid are not eligible for the dividend exclusion deduction under United States tax law or if TECI must register as an investment company under the Investment Company Act of 1940, as amended.

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

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

      In June 1999, TAH issued 900 shares of Series A, 800 shares of Series B and 800 shares of Series C flexible money market cumulative preferred stock (MMPS) at a price of $100,000 per share for a total of $250,000,000. The holders of the MMPS have no voting rights, except during any period that accumulated dividends payable are unpaid or that TAH has not redeemed the MMPS when required. In addition, holders of two-thirds of the MMPS must approve certain corporate acts, such as a merger or liquidation.

      The balances at the end of periods were as follows:

	As of December 31,

	2002		2001

	M$	M€	M$	M€

TERFIN	100	95	100	113
TECI	150	143	150	170
TAH	250	239	250	284

Total		477		567

      Changes in subsidiaries’ redeemable preferred shares:

As of December 31, 2000.	537
Repayment	—
Foreign currency translation effect	30

As of December 31, 2001.	567
Repayment	—
Foreign currency translation effect	(90)

As of December 31, 2002.	477

      The total amount paid in respect of these redeemable preferred shares progressively decreased over the years as a result of a partial or full repayment of the blocks previously issued (28 M€ in 2000, 19 M€ in 2001 and 10 M€ in 2002).

14. Employee benefits

      Employee benefits consist of the following:

	As of
	December 31,

	2002	2001

Pension benefits	3,107	2,227
Other benefits	602	641
Restructuring reserves	394	487

Total	4,103	3,355

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Pension benefits and other benefits

      The funded status of defined benefit pension plans and plans for benefits other than pensions is as follows:

	Pension benefits			Other benefits

	Year ended			Year ended
	December 31,			December 31,

	2002	2001		2002	2001

Change in benefit obligation
Benefit obligation at beginning of year	7,347	6,244		617	573
Service cost	153	136		11	10
Interest cost	423	383		43	37
Curtailments	(39)	(1)		—	—
Settlements	(2)	(37)		—	(6)
Special termination benefits	5	43		—	—
Plan participant contributions	16	14		—	—
Benefits paid	(392)	(396)		(37)	(37)
Plan Amendment	12	76		9	(11)
Actuarial loss (gain)	548	517		94	5
Foreign currency translation and other	(124)	368		(59)	46

Benefit obligation at end of year	7,947	7,347		678	617
Change in fair value of Plan Assets
Fair value of plan assets at beginning of year	(5,517)	(5,116)		—	—
Actual return on plan assets	473	331		—	—
Settlements	1	11		—	—
Plan participant contributions	(16)	(14)		—	—
Company contributions	(141)	(544	)(1)	—	—
Benefits paid	302	268		—	—
Foreign currency translation and other	112	(453)		—	—

Fair value of plan assets at end of year	(4,786)	(5,517)		—	—
Unfunded status of the plan	3,161	1,830		678	617
Unrecognized transition asset (obligation)	18	29		(7)	(7)
Unrecognized prior service cost	(74)	(86)		14	32
Unrecognized actuarial (losses) gains	(2,225)	(945)		(83)	(1)
Minimum Liability Adjustment (MLA)(2)	1,412	522		—	—

Net amount recognized	2,292	1,350		602	641

Pension benefit liability	3,107	2,227		602	641
Prepaid benefit cost	(815)	(877)		—	—

(1)	The Company covered at the end of 2001 certain employee pension benefit plans through insurance companies for amounts of 473 M€.

(2)	Adjustment according to U.S. GAAP, equal to the excess of the Accumulated Benefit obligation over fair value of plan assets.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

     The weighted average assumptions were as follows:

	Pension benefits			Other benefits

	Year ended December 31,			Year ended December 31,

	2002	2001	2000	2002	2001	2000

Discount rate	5.64%	5.91%	5.82%	6.07%	6.41%	5.94%
Average expected rate of salary increase	3.81%	3.74%	3.51%	—	—	—
Expected rate of return on plan assets	7.45%	7.38%	8.04%	—	—	—
Expected rate of healthcare costs:
Initial	—	—	—	7.85%	5.71%	4.55%
Ultimate	—	—	—	4.17%	3.88%	5.27%

Components of net periodic benefit cost

	Pension benefits			Other benefits

	2002	2001	2000	2002	2001	2000

Service cost	153	136	101	11	10	9
Interest cost	423	383	345	43	37	36
Expected return on plan assets	(421)	(387)	(319)	—	—	—
Amortization of transition obligation (asset)	(4)	(9)	—	1	5	—
Amortization of prior service cost	14	71	—	(4)	(3)	—
Amortization of actuarial losses (gains)	33	(4)	(173)	(1)	—	(3)
Curtailment	(35)	—	—	—	—	—
Settlement	(1)	(29)	—	—	(6)	—
Special termination benefits	5	43	—	—	—	—

Net periodic pension charge (income)	167	204	(46)	50	43	42

      A positive or negative change of 1% in the growth rate of healthcare costs would have approximately the following impact:

	1% point	1% point
	increase	decrease

Effect on benefit obligation	48	(42)
Effect on total of service and interest cost components	4	(2)

      The pension plans for which the accumulated benefit obligation is higher than the fair value of plan assets are detailed as follows as of December 31:

	As of December 31,

	2002	2001

Accumulated Benefit Obligation	5,587	4,049
Projected Benefit Obligation	6,437	4,303
Fair value of plan assets	(3,324)	(1,629)

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Restructuring provisions

      In 2000, the Company offered its employees, mainly in the Upstream and Downstream segments in France, a voluntary early retirement plan. It recorded a reserve for restructuring of 384 M€. In 2001, a part of these voluntary early retirement plans was covered through insurance companies for an amount of 232 M€.

15. Other long-term liabilities

	As of December 31,

	2002	2001

Litigation and accrued penalty claims	318	335
Major refinery turnarounds	381	417
Site restoration and environmental contingencies	2,648	2,656
Other long-term liabilities	2,530	2,425
Deposits received	273	260

Total	6,150	6,093

      The other long-term liabilities principally include the contingency reserve related to the Toulouse AZF plant explosion (civil liability) for an amount of 995 M€ as of December 31, 2002.

16. Debt

A)  Long-term debt

	As of December 31,

	2002			2001

	Secured	Unsecured	Total	Secured	Unsecured	Total

Debenture loans(1)	—	7,522	7,522	—	7,219	7,219
Capital lease obligations	338	—	338	375	—	375
Banks and other:
Fixed rate	119	152	271	135	327	462
Floating rate	694	1,332	2,026	96	3,013	3,109

Total	1,151	9,006	10,157	606	10,559	11,165

(1)	Including comparable loans from the parent company issued prior to December 31, 1998.

     Debenture loans after taking into account hedges (currency and interest rates swaps) can be detailed as follows (1):

	As of
	December 31,

	2002	2001

Parent company(2)
8 1/4% Bonds 1992-2002 (DEM 300 million)	—	205
8 1/5% Bonds 1995-2005 (FRF 500 million)	93	110
7.62% Single Coupon Bonds 1995-2005 (FRF 950 million)	176	210
7 1/2% Bonds 1995-2005 (FRF 400 million)	74	88
6.90% Bonds 1996-2006 (FRF 990 million)	187	223

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

	As of
	December 31,

	2002	2001

6.75% Bonds 1996-2008 (FRF 950 million)	175	208
6.75% Bonds 1996-2008 (FRF 800 million)	150	179
6.75% Bonds 1996-2008 (FRF 700 million)	128	153
5.03% Bonds 1997-2007 (FRF 620 million)	94	112
6.80% Bonds 1997-2007 (ESP 12 billion)	79	93
6.20% Bonds 1997-2009 (FRF 900 million)	165	196
6.875% Bonds 1997-2004 (USD 300 million)	286	340
5.25% Bonds 1997-2003 (DEM 250 million)	139	165
2.25% Bonds 1998-2003 (CHF 200 million)	128	152
6% Bonds 1998-2003 (GRD 10 billion) (3)	31	37
Pibor 3-month +0.38% Bonds 1998-2008 (FRF 230 million)	36	43
5.125% Bonds 1998-2009 (FRF 1 billion)	158	188
5% Bonds 1998-2013 (FRF 1 billion)	159	189
3.875% Bonds 1999-2006 (EUR 300 million)	309	368
3.25% Bonds 1999-2005 (CHF 200 million)	125	149
2.25% Bonds 2000-2003 (CHF 150 million)	90	107
3.5% Bonds 2000-2006 (CHF 200 million)	120	143
6.875% Bonds 2000-2005 (GBP 150 million)	229	272
4% Bonds 2000-2004 (CHF 200 million)	113	134
5.375% Bonds 2000-2005 (EUR 250 million)	217	258
4% Bonds 2000-2004 (CHF 100 million)	58	70
4% Bonds 2000-2004 (CHF 150 million)	88	105
3.25% Bonds 2000-2005 (CHF 100 million)	58	69
5.75% Bonds 2000-2005 (EUR 500 million)	413	492
5.65% Bonds 2000-2010 (EUR 100 million)	84	100
7% Bonds 2000-2005 (USD 500 million)	477	567
5.625% Bonds 2000-2004 (EUR 100 million)	86	102
Short-term portion (less than one year)	(388)	(205)

Total parent company	4,337	5,622

Elf Aquitaine
8.5% Bonds 1992-2002 (FRF 1 billion)	—	147
7.125% Bonds 1993-2003 (FRF 1 billion)	151	151
7% Bonds 1994-2004 (FRF 1.5 billion)	232	247
4.5% Bonds 1999-2009 (EUR 1 billion)	1,000	1,000
2.25% Bonds 1999-2004 (CHF 250 million)	160	191
Short-term portion (less than one year)	(151)	(147)

Total Elf Aquitaine	1,392	1,589

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

	As of
	December 31,

	2002	2001

TotalFinaElf Capital SA(2)
3% Bonds 2002-2007 (CHF 600 million)	347	—
4.74% Bonds 2002-2007 (USD 75 million)	72	—
5.125% Bonds 2002-2007 (USD 300 million)	286	—
5.89% Bonds 2002-2012 (USD 20 million)	19	—
3% Bonds 2002-2007 (CHF 400 million)	229	—
4.75% Bond 2002-2007 (USD 250 million)	238	—
LIBOR USD 3 months + 0.06% Bond 2002-2007 (USD 50 million)	48	—
LIBOR USD 3 months + 0.065 % Bond 2002-2007 (USD 50 million)	48	—
5% Bond 2002-2007 (GBP 150 million)	219	—
2.5% Bond 2002-2007 (CHF 200 million)	126	—
5% Bond 2002-2007 (GBP 75 million)	113	—

Total TotalFinaElf Capital SA	1,745	—

Other consolidated subsidiaries	48	8

Total	7,522	7,219

(1)	Only comparable loans from the parent company issued prior to December 31, 1998 are included.

(2)	These loans are converted into U.S. dollar floating rate debt by issuance of individual hedging currency swaps. TotalFinaElf Capital S.A. is a wholly-owned indirect subsidiary of the Company (with the exception of one share each held by the members of its board of directors, as required under French law). It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by the Company as to payment of principal, premium, if any, interest and any other amounts due.

(3)	These bonds changed from the ATHIMID 3-month — 0.9% rate to 6% beginning in July 2000.

Loan repayment schedule (excluding short-term portion)

	As of December 31,

	2002	%	2001		%

2003	—	—	1,257		11
2004	1,717	17	2,091		19
2005	2,348	23	2,601		23
2006	987	10	1,317		12
2007	2,122	21	3,899	(1)	35
2008 and after	2,983	29	—		—

Total	10,157	100	11,165		100

(1)	2007 and after

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Analysis by currency and interest rate

      These analyses take into account interest rate and foreign currency swap operations which hedge long-term debts.

	As of December 31,

	2002	%	2001	%

U.S. dollar	7,517	74	7,582	68
Pound sterling	715	7	1,406	12
Euro	1,848	18	2,121	19
Other currencies	77	1	56	1

Total	10,157	100	11,165	100

	As of December 31,

	2002	%	2001	%

Fixed rates	596	6	820	7
Floating rates	9,561	94	10,345	93

Total	10,157	100	11,165	100

      As of December 31, 2002, the Group had an amount of $8,658 M of long-term confirmed lines of credit, of which $6,946 M were not used.

      These facilities are primarily contracted with international banks for periods initially extending up to 15 years (with an average maturity of approximately 5.9 years). Interest on borrowings under these agreements is based on prevailing money market rates. In addition, the credit lines are subject to various commitment fees on the unused portions.

B)  Short-term borrowings and bank overdrafts

	As of December 31,

	2002	2001

Current portion of long-term loans	1,160	848
Short-term financial debt	2,963	1,671
Bank overdrafts	973	1,046

Total	5,096	3,565

      Short-term financial debt consist mainly of commercial papers or treasury bills or draws on bank loans. These instruments bear interest at rates which are close to market rates.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

17. Other creditors and accrued liabilities

	As of December 31,

	2002	2001

Advances from customers (including advances from related parties)	1,431	1,468
Accruals and deferred income	301	417
Payable to states (including taxes and duties)	4,633	5,772
Payroll	931	914
Other	2,554	3,899

Total	9,850	12,470

18. Operating expenses

	Year ended December 31,

	2002	2001	2000

Crude oil and product purchases(1)	(67,013)	(69,007)	(75,712)
Unsuccessful exploration costs, including dry holes	(487)	(571)	(514)
Other operating expenses(2)	(19,330)	(19,120)	(19,620)
Long-term operating liabilities (allowances/ reversals)	292	886	597
Short-term operating liabilities (allowances/ reversals)	(84)	52	(236)

Operating expenses	(86,622)	(87,760)	(95,485)

(1)	Includes royalties paid on oil and gas production in the Upstream segment (see in particular the taxes paid to Middle East oil producing countries for the Group’s concessions as detailed in Note 29).

(2)	The other operating expenses are principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 26).

19. Interest expense, net

	Year ended December 31,

	2002	2001	2000

Financial interest charge on debt	(686)	(1,157)	(1,307)
Financial income on cash and cash equivalents and equity securities	356	638	458

Cost of net debt	(330)	(519)	(849)
Amount capitalized	89	259	274
Other financial gains/ losses	46	76	135

Financial (charge) income of operational nature	135	335	409
Interest expense, net	(195)	(184)	(440)

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

20. Other income (expense)

	For the year ended
	December 31,

	2002	2001	2000

Foreign exchange gains (losses)	(50)	16	(9)
Gains and losses on sales of assets	862	1,738	534
Amortization of intangible assets	(184)	(158)	(254)
Contingency reserve for Toulouse–AZF plant explosion	(95)	(941)	N/A
Other	(290)	(372)	(1,011)

Total	243	283	(740)

      For 2002, the “Other” heading includes restructuring costs in the Chemicals segment for 215 M€.

      For 2001, the “Other” heading is composed primarily of social plans liabilities and early retirement plans for 199 M€ and of environmental reserves for 115 M€.

      For 2000, the “Other” heading is composed of restructuring costs and early retirement plans for an amount of 773 M€ and the costs related to the Erika wreckage for an amount of 160 M€.

21. Income taxes

      Since 1966, Total and Elf have been taxed in accordance with consolidated a income tax treatment approved on a renewable basis by the French Ministry of Finance. At the end of 1999, Elf became part of the same tax consolidated group as Totalfina in accordance with the principles of continuity and neutrality of this tax treatment. The renewal of the agreement has been granted in 2002 to the Group for the period 2002-2004.

      A valuation allowance is recorded to reduce deferred tax assets to the net amount which is more likely than not to be realized, based on all available evidence. French income and foreign withholding taxes are not provided for the temporary differences between to the financial statement carrying amount and tax bases of investments in foreign subsidiaries which are considered to be permanent investments. Undistributed earnings of foreign subsidiaries considered to be reinvested indefinitely amounted to 18,251 M€ as of December 31, 2002. The determination of the tax effect relating to such reinvested income is not practicable.

      In addition, no provision for income taxes has been made for approximately 11,878 M€ of unremitted earnings of the Company’s French subsidiaries in that the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares.

      Income tax is detailed as follows:

	Year ended December 31,

	2002	2001	2000

Current income taxes	(5,446)	(5,690)	(5,350)
Deferred income taxes	412	(184)	(972)

Provision for income taxes	(5,034)	(5,874)	(6,322)

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

      The components of deferred tax balances as of December 31, 2002 and 2001 are as follows:

	As of December 31,

	2002	2001

Net operating losses and tax credit carryforwards	384	343
Employee benefits	1,121	932
Other temporarily non-deductible provisions	2,376	2,048

Gross deferred tax assets	3,881	3,323
Valuation allowance	(202)	(204)

Net deferred tax assets	3,679	3,119
Excess tax over book depreciation	(6,424)	(6,196)
Other temporary tax deductions	(1,746)	(2,282)

Gross deferred tax liability	(8,170)	(8,478)

Net deferred tax liabilities	(4,491)	(5,359)

      After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

	As of December 31,

	2002	2001

Deferred tax assets, long-term (Note 9)	1,709	917
Deferred tax assets, short-term (Note 11)	190	245
Long-term liabilities	(6,390)	(6,521)

Net amount	(4,491)	(5,359)

Reconciliation between provision for income taxes and pre-tax income

	As of December 31,

	2002	2001	2000

Net income	5,941	7,658	6,904
Minority interest	13	166	304
Provision for income taxes	5,034	5,874	6,322
Equity in income (loss) of affiliates	(866)	(1,001)	(676)

Pre-tax income	10,122	12,697	12,854
French statutory tax rate	35.43%	36.43%	37.80%
Theoretical tax charge	(3,586)	(4,626)	(4,859)
Difference between French and foreign income tax rates	(1,834)	(1,729)	(1,758)
Permanent differences	413	304	147
Change in valuation allowance	(17)	192	128
Other	(10)	(15)	20

Provision for income taxes	(5,034)	(5,874)	(6,322)

      Permanent differences are mainly due to non-deductible amortization of goodwill and to dividends from non-consolidated companies as well as to specific taxes rules applicable to certain activities and within the consolidated income tax treatment.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Net operating losses (NOLs) and tax credit carryforwards

      Deferred tax assets relating to NOLs and tax credit carryforwards were available in various tax jurisdictions as of December 31, 2002, expiring in the following years:

2003	79
2004	59
2005	42
2006	29
2007	15
Unlimited	160

Total	384

22. Leases

      The Company leases real estate, service stations, ships and other equipment, through non-cancelable capital and operating leases.

      The future minimum lease payments on non-cancelable leases to which the Company is committed as of December 31, 2002 are shown as follows:

	Operating	Capital Lease
	Leases	Obligations

2003	169	63
2004	117	71
2005	90	40
2006	77	37
2007	48	37
2008 and after	141	284

Future lease payments	642	532

Less amount representing interest		(160)

Present value of net minimum lease payments		372
Less current portion of capital leases		(34)

Total		338

      Net rental expense incurred under operating leases for the years ended December 31, 2002, 2001, and 2000 was 204 M€, 167 M€, and 131 M€, respectively. Operating leases also include long-term charters of several tankers.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

23. Commitments and contingencies

	Maturity and instalments of payments

	As of December 31, 2002

		Less than	Between 1 and	More than
	Total	1 year	5 years	5 years

Guarantees given on custom duties	2,424	2,424	—	—
Bank guarantees	684	134	261	289
Other commitments given	1,264	127	644	493

Total commitments given	4,372	2,685	905	782

      The information regarding contractual obligations related to long-term debt and credit facilities is presented in Note 16. The information regarding capital and operating leases is presented in Note 22.

Mortgages and liens received	682	41	418	223
Other commitments received	1,270	564	336	370

Total commitments received	1,952	605	754	593

	Maturity and instalments of payments

	As of December 31, 2001

		Less than	Between 1 and	More than
	Total	1 year	5 years	5 years

Guarantees given on custom duties	2,555	2,555	—	—
Bank guarantees	1,801	948	403	450
Mortgages and liens given	85	85	—	—
Other commitments given	2,222	240	1,025	957

Total commitments given	6,663	3,828	1,428	1,407

Mortgages and liens received	823	3	655	165
Other commitments received	2,670	1,789	476	405

Total commitments received	3,493	1,792	1,131	570

      The other commitments consist of various commitments which are considered immaterial individually and deemed as part of the normal business of the Group, such as: adherence to environmental standards, customary indemnification agreements upon sale of assets, miscellaneous guarantees, and collateral on borrowings or trade receivables.

      Similar to the business practice of all oil and gas companies for development of gas fields, the Group is involved in long-term sale agreements on quantities of natural gas. The price of these contracts is indexed on prices of petroleum products and other forms of energy.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Interest rate and foreign currency agreements

      Commitments and contingencies related to the Company’s financial derivatives activities are stated below. These amounts set the levels of notional involvement by the Company and are not indicative of an unrealized gain or loss.

							2008
As of December 31, 2002	Total	2003	2004	2005	2006	2007	and after

INTEREST RATE HEDGING ACTIVITY
Issue swaps and swaps hedging debenture issues
Receive-fixed swaps
Notional amount	7,918	539	1,023	1,862	616	1,803	2,075
Received rate (as of 12.31.2002) — 5.03%
Paid rate (as of 12.31.2002) — 1.63%

Long-term currency and interest rate swaps
Notional amount	234	3	—	138	7	86	—
Received rate (as of 12.31.2002) — 2.69%
Paid rate (as of 12.31.2002) — 2.95%

Long-term interest rate swaps
Receive-fixed swaps
Notional amount	318	73	110	133	—	—	2
Received rate (as of 12.31.2002) — 6.47%
Paid rate (as of 12.31.2002) — 1.56%
Pay-fixed swaps
Notional amount	482	—	3	—	—	476	3
Received rate (as of 12.31.2002) — 1.39%
Paid rate (as of 12.31.2002) — 3.35%

Short-term interest rate swaps
Notional amount	6,294	6,294	—	—	—	—	—

FRA
Notional amount	104	—	—	—	—	—	—
Buying	52	52	—	—	—	—	—
Sale	52	52	—	—	—	—	—

FOREIGN CURRENCY HEDGING ACTIVITY
Forward exchange contracts
Notional amount	4,154	4,149	5	—	—	—	—

Forward exchange contracts
Notional amount	478	270	193	15	—	—	—

Foreign currency options
Notional amount	93	—	—	—	—	—	—
Buying	41	41	—	—	—	—	—
Sale	52	41	11	—	—	—	—

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

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

      Regarding the other derivative instruments, the only significant impact on the statement of income for the year ended December 31, 2002, 2001 and 2000 is an expense, amounting to 4 M€, 20 M€, and 62 M€ respectively, related to the premiums/ discounts on currency swaps and forward currency contracts primarily used to manage the conversion of the Company’s currency deposits into euros.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Commodity contracts

      The commitments related to the Company’s operations on crude oil, petroleum products and natural gas and power futures markets are stated below. These amounts represent the levels of involvement by the Company and are not indicative of a market risk or gains or losses.

	Notional value 2002		Notional value 2001

	Assets	Liabilities	Assets	Liabilities

Crude oil and petroleum products:
Swaps(1)	2,815	3,306	3,266	3,819
Forwards	155	244	185	227
Options(2)	2,177	1,907	1,180	1,282
Futures(3)	546	824	400	445
Options on futures(2)	86	91	65	54
Natural gas and power:
Swaps(1)	83	922	5	1,063
Forwards	5,839	6,455	3,801	4,452
Futures(3)	3	5	10	13
Options(2)	223	214	523	547

(1)	Swaps (including “Contracts for differences”): the “assets/ liabilities” columns correspond to receive-fixed and pay-fixed swaps.

(2)	Options: the “assets/ liabilities” columns correspond to the nominal value of options (calls or puts) purchased /sold.

(3)	Futures: the “assets/ liabilities” columns correspond to the net purchasing/ selling positions, valued based on the closing rate on the organized exchange market.

     Contracts on crude oil and petroleum products have been primarily entered into for a short term (less than one year).

      All petroleum instruments are featured in this table, including those that may result in physical delivery. The forward contracts traded on the OTC markets are included in the 2002 disclosure and comparative figures for 2001 have been restated.

24. Fair value of financial instruments

      Fair values are estimated for the majority of the Company’s financial instruments, with the exception of publicly traded equity securities and marketable securities for which market prices are used. Fair values are not estimated for inter segment financial instruments.

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

      The methods used are as follows:

      Cash and cash equivalents, accounts and notes receivable, bank overdrafts, short-term borrowings, accounts and notes payable: The carrying amounts reflected in the consolidated financial statements are

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

reasonable estimates of the fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

      Investments: Estimated fair values for publicly traded equity securities are based on quoted average market prices of the month of December 2002 and 2001.

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

      Other off-balance sheet financial instruments: The fair value of the interest rate swaps is calculated by discounting future cash flows on the basis of the zero coupon interest rate curves existing at year-end. Forward exchange transactions (forward exchange rates and currency swaps) are valued on the basis of a comparison of the forward rates negotiated with the rates in effect on the financial markets at year-end for similar maturities. Foreign exchange options are valued based on Garman-Kohlhagen model including market quotations as of December 31, 2002.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

	As of December 31,

	2002		2001

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

BALANCE SHEET
Other investments:
Publicly traded	349	377	537	989
Non-publicly traded (subsidiaries excluded from consolidation and other)	872	872	998	998
Short-term investments:
Publicly traded	1,409	1,482	952	1,268
Non-publicly traded	99	99	52	52
Loans and advances to subsidiaries excluded from consolidation and others	1,117	1,177	1,048	999
Debenture loans (before swaps and excluding current portion)(a)	7,522	8,272	7,219	6,832
Issue swaps(a)	—	(727)	—	465
Bank loans (excluding capital lease obligations)(b):
Fixed-rate	271	281	462	417
Floating-rate	2,026	2,026	3,109	3,109
Current portion of long-term debt (excluding current portion of capital lease obligations)	1,124	1,136	812	806
OFF-BALANCE SHEET
Treasury management instruments:
Bank guarantees	—	(9)	—	(49)
Swaps hedging debenture issues(a)	—	25	—	13
Long-term interest rate and currency swaps	—	4	—	14
Long-term interest rate swaps	4 (g)	19	—	(3)
Short-term interest rate swaps(d)	—	(2)	—	(c )
Short-term and long-term currency swaps(e)	—	84	—	(5)
Forward exchange contracts	—	(2)	—	8
Currency options	—	(1)	—	—
Forward Rate Agreements	—	—	—	—
Caps/Floors	—	—	—	—
Commodities(f):
Petroleum products and crude oil swaps and futures	(45)	(45)	62	62
Petroleum products and crude oil options	25	25	—	—
Natural gas and power swaps	(1)	(1)	20	52

(a)	All issue swaps specifically hedge debenture loans. They were concluded under ISDA agreements in order to create synthetic debt at a floating rate in U.S. dollars in most cases. The fair values of these swaps must therefore be incorporated into the overall value of debenture loans.

In the same sense, so me long-term interest rate swaps were concluded to partly modify the Company’s interest rate exposure. The corresponding fair value should be considered together with the fair value of the long-term debt hedged by these swaps.

(b)	The market value does not take into account the interest rate swaps since they are presented separately.

(c)	Estimated fair value is immaterial (below 2 M€).

(d)	The fair value of the short-term interest-rate swaps correlates with the value of the short-term loans and borrowings; these swaps are used in order to reduce the negotiated rates to the daily rate which is the benchmark.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

(e)	Currency swaps are used in the context of managing the current position of the Company, in order to be able to borrow or invest cash in markets other than the euro market. Thus, their fair value, if significant, is offset by the value of the short-term loans and borrowings which they hedge.

(f)	Operations which will not generate physical delivery at maturity date. The carrying value corresponds to the value of these instruments in the balance sheet.

(g)	This amount corresponds to the unrealized loss on swaps not considered as hedging instrument.

     The fair value of the other off-balance sheet instruments held as of December 31, 2002 is immaterial (less than 2 M€).

      The fair value of the other natural gas and power off-balance sheet instruments held as of December 31, 2002 is immaterial (maximum 6 M€ per category).

25. Employee share subscription and share purchase plans

TotalFinaElf share subscription plans

	1994 Plan(1)	1995 Plan(2)	1996 Plan(3)	Total

Exercise price (in euros)	43.60	44.36	59.76
Options
Exercisable as of January 1, 2000	197,405	505,630	819,100	1,522,135
Granted	—	—	—	—
Cancelled	(7,200)	—	—	(7,200)
Exercised	(190,205)	(211,860)	(150,190)	(552,255)

Exercisable as of January 1, 2001	—	293,770	668,910	962,680
Granted	—	—	—	—
Cancelled	—	(4,750)	(1,800)	(6,550)
Exercised	—	(289,020)	(217,229)	(506,249)

Exercisable as of January 1, 2002	—	—	449,881	449,881
Granted	—	—	—	—
Cancelled	—	—	(2,700)	(2,700)
Exercised	—	—	(447,181)	(447,181)

Exercisable as of December 31, 2002	—	—	—	—

Expiration date	Nov. 2000	Sept. 2001	Dec. 2002

(1)	Grants decided by the Board of Directors on September 6, 1994 pursuant to the authorization given by the Extraordinary Shareholders’ Meeting held on June 17, 1991. The options are exercisable only after a 3-year period from the date the option is granted to the individual employee and must be exercised within 6 years from the date of grant.

(2)	Grants decided by the Board of Directors on September 5, 1995 pursuant to the authorization given by the Extraordinary Shareholders’ Meeting held on June 17, 1991. The options are exercisable only after a 3-year period from the date the option is granted to the individual employee and must be exercised within 6 years from the date of grant.

(3)	Grants decided by the Board of Directors on December 11, 1996 pursuant to the authorization given by the Extraordinary Shareholders’ Meeting held on June 4, 1996. The options are exercisable only after a 3-year period from the date the option is granted to the individual employee and must be exercised within 6 years from the date of grant. The Board of Directors has not granted any options to subscribe new shares since December 11, 1996.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

TotalFinaElf share purchase plans

	1998 Plan(1)	1999 Plan(2)	2000 Plan(3)	2001 Plan(4)	2002 Plan(5)	Total

Exercise price (in euros)	93.76	113.00	162.70	168.20	158.30
Options
Outstanding as of January 1, 2000	931,950	1,497,467	—	—	—	2,429,417
Granted	—	—	2,425,645	—	—	2,425,645
Cancelled	(2,800)	(13,200)	—	—	—	(16,000)
Exercised	(12,400)	(8,100)	—	—	—	(20,500)

Outstanding as of January 1, 2001	916,750	1,476,167	2,425,645	—	—	4,818,562
Granted	—	—	—	2,693,375	—	2,693,375
Cancelled	(2,850)	(5,550)	(7,250)	(900)	—	(16,550)
Exercised	(7,920)	(1,000)	(800)	—	—	(9,720)

Outstanding as of January 1, 2002	905,980	1,469,617	2,417,595	2,692,475	—	7,485,667
Granted	—	—	—	4,000	2,870,850	2,874,850
Cancelled	(900)	(1,800)	(2,950)	(9,200)	(1,000)	(15,850)
Exercised	(4,200)	(11,850)	—	—	—	(16,050)

Outstanding as of December 31, 2002	900,880	1,455,967	2,414,645	2,687,275	2,869,850	10,328,617

Expiration date	March 2006	June 2007	July 2008	July 2009	July 2010

(1)	Grants decided by the Board of Directors on December 17, 1998 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 5-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date.

(2)	Grants decided by the Board of Directors on June 15, 1999 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 5-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date.

(3)	Grants decided by the Board of Directors on July 11, 2000 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 4-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold for 5 years from the date of grant.

(4)	Grants decided by the Board of Directors on July 10, 2001 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 17, 2001. The options are exercisable only after January 1, 2005 and must be exercised within 8 years from the date of grant. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold for 4 years from the date of grant.

(5)	Grants decided by the Board of Directors on July 9, 2002 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 17, 2001. The options are exercisable only after a 2-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date. Underlying shares may not be sold for 4 years from the date of grant.

Furthermore, as a regularization, 5000 options of the share purchase plan decided by the Board of Directors on December 12, 1990 were exercised in 2002.

Exchange guarantee granted to the holders of Elf Aquitaine share subscription options

      Pursuant to the public exchange offer for Elf Aquitaine shares which was made in 1999, the Company made a commitment to guarantee the holders of Elf Aquitaine share subscription options, at the end of the period

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

referred to in Article 163 C of the French Tax Code (“CGI”), and until the end of the period for the exercise of the options, the possibility to exchange their future Elf Aquitaine shares for TotalFinaElf shares, on the basis of the exchange ratio of the offer (19 TotalFinaElf shares for 13 Elf Aquitaine shares). As of December 31, 2002, a maximum of 3,543,462 Elf Aquitaine shares, either outstanding or to be created, were covered by this guarantee, as follows:

Elf Aquitaine share subscription plans

	1996	1997	1998	1999	1999	MTI
	Plan	Plan	Plan	Plan no 1	Plan no 2	Plan(1)	Total

Exercise price (in euros)	50.72	80.65	105.95	115.60	171.60	105.95
Options outstanding as of December 31, 2002	117,952	473,777	847,721	664,186	59,600	1,272,607	3,435,843
Outstanding Elf Aquitaine shares covered by the exchange guarantee as of December 31, 2002	27,492	21,286	40,429	7,762	—	10,650	107,619

Total of Elf Aquitaine shares, either outstanding or to be created, covered by the exchange guarantee for TotalFinaElf shares as of December 31, 2002	145,444	495,063	888,150	671,948	59,600	1,283,257	3,543,462

Expiration date	March 2003	March 2004	March 2005	March 2009	September 2009	March 2005

(1)	Medium-Term Incentive (MTI) plan granted by Elf Aquitaine’s Board of Directors on April 1,1998, provided that performance objectives were met by Elf Aquitaine for the 1998, 1999, 2000, 2001, and 2002 accounting periods.

     Thus, as of December 31, 2002, a total of 5,178,906 shares of the Company were likely to be created within the scope of the application of this exchange guarantee.

26. Payroll and staff

	For the year ended December 31,

	2002	2001	2000

Personnel expense
Wages and salaries (including social charges)	6,429	6,489	6,471
Average number of employees
France:
Management	11,736	11,567	12,056
Other	41,179	41,744	43,406
International:
Management	14,650	14,224	13,621
Other	53,904	54,490	54,220

Total	121,469	122,025	123,303

      Average number of employees includes employees of consolidated subsidiaries.

27. Consolidated statements of cash flows

A)  Disclosure of accounting policies applied

      The consolidated statements of cash flows in foreign currency have been translated into euros at the average exchange rates.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

      They exclude the currency translation differences arising from translation of assets and liabilities denominated in foreign currency into euros using exchange rates prevailing at the end of accounting periods (except for cash and cash equivalents). Therefore, the consolidated statements of cash flows do not agree with the adjustments derived from the consolidated balance sheet amounts.

(i)  Cash and cash equivalents

      Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of twelve months or less. Changes in bank overdrafts are included in cash provided by financing activities.

(ii) Long-term debt

      Changes in long-term debt have been presented net to reflect significant changes mainly related to revolving credit agreements.

      The detailed analysis is as follows:

	For the year ended December 31,

	2002	2001	2000

Increase in long-term debt	2,148	503	4,616
Repayment of long-term debt	(506)	(688)	(3,483)

Net (decrease) increase in long-term debt	1,642	(185)	1,133

B)  Changes in operating assets and liabilities

	For the year ended December 31,

	2002	2001	2000

Inventories	(179)	275	(550)
Accounts receivable	(519)	499	(693)
Prepaid expenses and other current assets	1,645	(1,262)	(1,140)
Accounts payable	1,149	(242)	(21)
Other creditors and accrued liabilities	(2,160)	1,044	2,336

Net (decrease) increase in operating assets and liabilities	(64)	314	(68)

C)  Supplemental Disclosures

	For the year ended December 31,

	2002	2001	2000

Cash paid during the year for:
Interest expense (net of amount capitalized)	609	1,059	1,150
Income taxes	4,012	4,966	3,039

28. Other risks and contingent liabilities

      The Company is not currently aware of any event, litigation, risk, or contingent liabilities which could materially adversely affect the financial condition, assets, results, or business of the Company.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Grande Paroisse

      An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse (France) on September 21, 2001. Grande Paroisse, a 98.43% held subsidiary of Atofina as of December 31, 2002, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of 30 people and injured many others. In addition a portion of Toulouse was significantly damaged. This plant has been closed and individual assistance packages were offered to employees.

      The preliminary observations from the related investigation, which is still in progress, have not identified the causes of the explosion, and the theory that the explosion was the result of a chemical accident has not been proved or disproved. Under a related criminal investigation, which is also still in progress, 11 employees of Grande Paroisse have been indicted.

      Pursuant to applicable French law, Grande Paroisse is presumed to bear sole responsibility for the explosion as long as the cause of the explosion remains unknown. While awaiting the conclusion of the investigation, Grande Paroisse has set up a compensation system for victims. At year end 2002, 85% of the claims under this system have been paid. At this stage, the Group estimates that the amount of third party claims could reach 1.8 B€, which would exceed its civil liability insurance coverage by approximately 1.0 B€. A related total charge of 995 M€ was recorded on the Company’s balance sheet as of December 31, 2002.

Antitrust Investigations

      Following an investigation into certain trade practices in the chemicals industry, by settlement with the U.S. Department of Justice, Atofina agreed to pay a fine of $8.5 M in 2002. Moreover, two Atofina employees were convicted in the United States in 2002 after criminal prosecution. Atofina and other chemical subsidiaries of the Group are involved in several civil lawsuits in the United States and Canada for violations of antitrust laws. Those same practices are the subject of a proceeding that is being conducted by the European Commission.

      Moreover, in October 2002 and the first quarter of 2003, the European Commission conducted investigations into chemical and refining-marketing subsidiaries of the Group.

      Although it is not currently possible to determine with certainty the outcome of those lawsuits and investigations, the Group is of the opinion that their ultimate outcomes should not have any significant adverse impact on its financial position, cash flows or earnings.

29. Other information

A)  Customs duties and excise taxes

      They amounted to 22,639 M€ in 2002, 21,459 M€ in 2001, and 23,767 M€ in 2000.

B)  Research and development costs

      The research and development costs incurred by the Company during the 2002 accounting period amounted to 662 M€, 695 M€, in 2001 and 686 M€ in 2000.

C)  Taxes paid to Middle East oil-producing countries for the portion which Total held historically as concessions

      Taxes paid for the portion which Total held historically as concessions (Abu Dhabi — offshore and onshore, Dubai-offshore, Oman and Abu Al-Bu Khoosh) included in operating expenses amounted to 1,210 M€ in 2002, 1,438 M€ in 2001 and 1,646 M€ in 2000.

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

D)	Related Parties

      The main transactions with related parties (principally all the investments carried under the equity method and subsidiaries excluded from consolidation) and balances receivable from and payable to them were as follows:

	As of December 31,

	2002	2001	2000

Balance Sheet Data
Receivables
Trade accounts	70	54	104
Loans (excluding loans to equity affiliates)	63	57	148
Payables
Trade accounts	154	168	325
Loans	36	1	18

	For the Year Ended December 31,

	2002	2001	2000

Statements of Income Data
Sales	440	662	1,183
Purchases	1,238	1,857	1,916
Interest expense	2	9	4
Interest income	8	30	16

30. List of the principal consolidated subsidiaries as of December 31, 2002

      As of December 31, 2002, 899 subsidiaries were consolidated of which 775 were fully consolidated, 12 were proportionately consolidated, and 112 were accounted for under the equity method.

      A list of the principal consolidated subsidiaries is as follows:

Company’s
Shares %

UPSTREAM
Europe
TotalFinaElf Upstream UK Ltd	99.7
TotalFinaElf Midstream UK Ltd	99.7
TotalFinaElf Exploration Norge AS	99.7
TotalFinaElf Exploration Production Nederland BV	99.7
TotalFinaElf Holdings Nederland BV	99.7
TotalFinaElf Exploration Production Russie	99.8
Total Exploration Production Kazakhstan	100.0
Elf Aquitaine Exploration Production France	99.4
Elf Exploration Production	99.4
Gaz du Sud-Ouest	69.6
Africa
TotalFinaElf Exploration Production Algérie	99.8
TotalFinaElf Exploration Production Libye	99.8
Elf Petroleum Angola	99.8
Elf Exploration Angola	99.4
TotalFinaElf Exploration Production Angola	99.8
Elf Gabon SA	57.9
Elf Petroleum Nigeria Ltd	99.8
TotalFinaElf LNG Nigeria Ltd	99.4
TotalFinaElf Exploration Production Congo	99.4
TotalFinaElf Exploration Production Cameroun	75.4
Total Exploration South Africa	100.0

E = Equity method

P = Proportionate consolidation

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Company’s
Shares %

UPSTREAM — (continued)
Middle East/Asia
Total Abu Al Bu Khoosh	99.8
Total Yemen	99.8
Total Qatar Oil & Gas	99.8
TotalFinaElf Exploration Production Oman	99.8
Total Sirri	99.8
Total South Pars	99.8
Elf Petroleum Iran	99.8
TotalFinaElf Exploration Production Syrie	99.8
TotalFinaElf Exploration Production Thaïlande	99.8
TotalFinaElf Exploration Production Indonésie	99.8
TotalFinaElf Exploration Production Myanmar	99.8
TotalFinaElf Exploration Production Bornco BV	99.7
Total Profils Pétroliers	99.8
North and South America
Tepma Colombie	99.7
Total Austral	99.8
Total Venezuela	99.8
Total Oil & Gas Venezuela BV	99.7
TotalFinaElf Exploration Production USA Inc.	100.0
Central Puerto	63.8
E Hidroneuquen Piedra del Aguila	41.3
Total Gasandes SA	100.0
CHEMICALS
France
Hutchinson (Groupe)	100.0
Cray Valley SA	100.0
Bostik SA	98.8
Atofina	98.7
Europe
Sigmakalon UK Ltd	99.5
Sigmakalon (Groupe) BV	100.0
Middle East/Asia
E Quatar Petrochemical Company Ltd	20.0
North America
Hutchinson Corporation	100.0
Atofina Chemicals, Inc	99.9
Atofina Petrochemicals, Inc	100.0
DOWNSTREAM
France
TotalFinaElf France SA	99.8
Stela	99.8
Totalgaz	99.8
Total Solvants	99.8
TotalFinaElf Lubrifiants SA	99.7
Compagnie Pétrolière de l’Est	99.8
DMS	99.8
Charvet	99.8
Urbaine des Pétroles	99.8
Europe
TotalFina Belgium	100.0
TotalFinaElf UK Ltd	99.7
TotalFinaElf Nederland NV	99.7
TotalFinaElf Deutschland Gmbh	99.7
TotalFina España	99.7
Elf Oil España	99.7
TotalFinaElf Italia	99.7
Total Hungaria	100.0
TotalFinaElf Mineralöl und Chemie	99.7
P Total Raffinaderij Nederland	55.0
Mider	99.7
E Cepsa	45.0
Mediterranean/Africa
Total Turkiye	99.8
Total Maroc	100.0
Total Nigeria	61.6
Total Kenya	87.9
Total Tunisie	98.2
Total Outre-Mer	100.0
TotalFinaElf Côte d’Ivoire	72.8
Total Liban	100.0
TotalFinaElf Senegal	94.9
Total South Africa (Pty) Ltd	57.6
Elf Oil Africa Ltd	99.4
P S.A. de la Raffinerie des Antilles	49.9
South America
TotalGaz Argentina	99.8
International
Total Transport Maritime	100.0
Chartering & Shipping Services SA	100.0
Somarelf	99.4
Total International Ltd	100.0
Elf Trading SA	99.4
Socap International	99.4
Air Total International	100.0
CORPORATE AND OTHER ACTIVITIES
TOTAL FINA ELF S.A.	100.0
Elf Aquitaine SA	99.4
Total Finance SA	100.0
Total Chimie	100.0

E = Equity method

P = Proportionate consolidation

TOTALFINAELF

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Company’s
Shares %

CORPORATE AND OTHER ACTIVITIES — (continued)
Total Nucléaire	100.0
Omnium Insurance and Reinsurance Cy	100.0
Omnium de Participation SA	100.0
TotalFinaElf Holding UK Ltd	99.7
TotalFinaElf Holding USA, Inc	100.0
Petrofina SA	100.0
Petrofina International Group	100.0
Sofax Banque	99.4
Sogelfa	99.4
Safrep SA	99.4
Socap Ltd	99.4
TotalFinaElf Capital	100.0
TotalFinaElf Treasury	100.0
VGF	99.4
E Sanofi Synthelabo	24.9
TotalFinaElf Holdings Europe	99.7
TotalFinaElf Exploration Production Holding	99.8

E = Equity method

P = Proportionate consolidation

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

      Until 2001, development costs related to the upgrader of the Sincor heavy oil project in Venezuela have been included in the Capitalized Costs and Costs Incurred tables. In 2001, the Group has determined that these costs are not included in the scope of FASB No. 69 and therefore, the amounts have been appropriately excluded. The amounts shown for 2000 have not been restated and the corresponding impact is detailed in the related tables.

Capitalized costs

      Capitalized costs represent the amounts of capitalized proved and unproved property costs, including support equipment and facilities, along with the related accumulated depreciation, depletion and amortization.

      The capitalized costs related to the upgrader of the Sincor project included in the “Rest of the World” for 2000 amount to 878 M€. Excluding this amounts, the net capitalized costs would have amounted to 3,502 M€ instead of 4,380 M€ for the “Rest of the World”, and 20,852 M€ instead of 21,730 M€ as reported.

      The following tables present a detail of the capitalized costs as of December 31, 2002, 2001 and 2000, relating to the Company’s oil and gas exploration and producing activities:

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in M€)
French GAAP basis
December 31, 2002
Proved properties	25,554	16,660	2,064	2,383	7,034	53,695
Unproved properties	90	825	234	19	243	1,411

Total capitalized costs	25,644	17,485	2,298	2,402	7,277	55,106
Accumulated depreciation	(17,102)	(10,987)	(1,275)	(787)	(3,139)	(33,290)

Net capitalized costs	8,542	6,498	1,023	1,615	4,138	21,816
Company’s share of equity affiliates’ net capitalized costs						682

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in M€)
December 31, 2001
Proved properties	23,637	18,149	1,964	2,512	6,919	53,181
Unproved properties	149	1,065	247	50	458	1,969

Total capitalized costs	23,786	19,214	2,211	2,562	7,377	55,150
Accumulated depreciation	(16,088)	(12,442)	(1,348)	(771)	(3,071)	(33,720)

Net capitalized costs	7,698	6,772	863	1,791	4,306	21,430
Company’s share of equity affiliates’ net capitalized costs						853
December 31, 2000
Proved properties	23,072	16,276	1,693	2,595	5,848	49,484
Unproved properties	127	996	303	38	279	1,743

Total capitalized costs	23,199	17,272	1,996	2,633	6,127	51,227
Accumulated depreciation	(14,916)	(10,701)	(1,315)	(818)	(1,747)	(29,497)

Net capitalized costs	8,283	6,571	681	1,815	4,380	21,730
Company’s share of equity affiliates’ net capitalized costs						752

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in M€)
U.S. GAAP basis
December 31, 2002
Proved properties	28,335	18,518	2,234	2,383	7,034	58,504
Unproved properties	90	825	234	19	243	1,411

Total capitalized costs	28,425	19,343	2,468	2,402	7,277	59,915
Accumulated depreciation	(17,651)	(11,257)	(1,347)	(787)	(3,139)	(34,181)

Net capitalized costs	10,774	8,086	1,121	1,615	4,138	25,734
Company’s share of equity affiliates’ net capitalized costs						682
December 31, 2001
Proved properties	26,417	20,008	2,134	2,512	6,919	57,990
Unproved properties	149	1,065	247	50	458	1,969

Total capitalized costs	26,566	21,073	2,381	2,562	7,377	59,959
Accumulated depreciation	(16,423)	(12,625)	(1,406)	(771)	(3,071)	(34,296)

Net capitalized costs	10,143	8,448	975	1,791	4,306	25,663
Company’s share of equity affiliates’ net capitalized costs						853

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in M€)
December 31, 2000
Proved properties	25,856	18,140	1,787	2,595	5,848	54,226
Unproved properties	127	996	303	38	279	1,743

Total capitalized costs	25,983	19,136	2,090	2,633	6,127	55,969
Accumulated depreciation	(15,081)	(10,793)	(1,356)	(818)	(1,747)	(29,795)

Net capitalized costs	10,902	8,343	734	1,815	4,380	26,174	(1)
Company’s share of equity affiliates’ net capitalized costs						752

(1)	Includes 4,060 M€ of oil and gas properties revaluation pursuant to the acquisition of Elf Aquitaine

Costs incurred

      The following table shows the costs incurred in the Company’s oil and gas property acquisition, exploration and development activities: they include both capitalized and expensed amounts.

      The incurred costs related to the upgrader of the Sincor project in 2000 amount to 416 M€. Excluding these amounts, the costs incurred would have amounted to 1,381 M€ instead of 1,797 M€ for the Rest of the World area, and 4,390 M€ instead of 4,806 M€ as reported.

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in M€)
French GAAP and U.S. GAAP basis
December 31, 2002
Proved property acquisition	8	20	—	—	54	82
Unproved property acquisition	—	7	60	—	—	67
Exploration costs	112	266	53	10	267	708
Development costs	1,194	1,111	463	312	1,080	4,160

Total costs incurred	1,314	1,404	576	322	1,401	5,017

December 31, 2001
Proved property acquisition	—	13	—	—	12	25
Unproved property acquisition	—	10	2	10	131	153
Exploration costs	83	214	110	17	346	770
Development costs	1,222	1,218	364	191	1,150	4,145

Total costs incurred	1,305	1,455	476	218	1,639	5,093

December 31, 2000
Proved property acquisition	4	—	—	3	—	7
Unproved property acquisition	—	5	11	—	—	16
Exploration costs	58	246	170	34	213	721
Development costs	1,225	920	182	151	1,584	4,062

Total costs incurred	1,287	1,171	363	188	1,797	4,806

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

      Company’s share of equity affiliates’ costs of property acquisition, exploration and development:

Year ended December 31, 2002	130
Year ended December 31, 2001	132
Year ended December 31, 2000	105

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

	(Amounts in M€)
French GAAP basis
Year ended December 31, 2002
Revenues:
Sales to unaffiliated parties	2,674	600	43	1,240	1,717	6,274
Transfers to affiliated parties	3,884	4,733	262	170	662	9,711

Total Revenues	6,558	5,333	305	1,410	2,379	15,985
Production costs	(904)	(613)	(56)	(190)	(302)	(2,065)
Exploration expenses	(65)	(149)	(53)	(7)	(212)	(486)
Depreciation, depletion and amortization and valuation allowances	(1,439)	(939)	(191)	(180)	(601)	(3,350)
Other expenses	(118)	(574)	(11)	(15)	(241)	(959)

Pretax income from producing activities	4,032	3,058	(6)	1,018	1,023	9,125
Income tax	(2,483)	(1,768)	14	(487)	(361)	(5,085)

Results of oil and gas producing activities	1,549	1,290	8	531	662	4,040

Year ended December 31, 2001
Revenues:
Sales to unaffiliated parties	2,624	439	81	1,460	1,191	5,795
Transfers to affiliated parties	3,566	4,548	386	180	684	9,364

Total Revenues	6,190	4,987	467	1,640	1,875	15,159
Production costs	(782)	(621)	(119)	(168)	(268)	(1,958)
Exploration expenses	(52)	(144)	(134)	(16)	(226)	(572)
Depreciation, depletion and amortization and valuation allowances	(1,225)	(905)	(206)	(192)	(455)	(2,983)
Other expenses	(79)	(554)	(17)	(15)	(316)	(981)

Pretax income from producing activities	4,052	2,763	(9)	1,249	610	8,665
Income tax	(2,378)	(1,751)	76	(574)	(277)	(4,904)

Results of oil and gas producing activities	1,674	1,012	67	675	333	3,761

Year ended December 31, 2000
Revenues:
Sales to unaffiliated parties	2,084	462	215	1,313	866	4,940
Transfers to affiliated parties	4,121	5,407	262	209	1,105	11,104

Total Revenues	6,205	5,869	477	1,522	1,971	16,044
Production costs	(786)	(531)	(98)	(156)	(255)	(1,826)
Exploration expenses	(58)	(120)	(156)	(34)	(150)	(518)
Depreciation, depletion and amortization and valuation allowances	(1,173)	(898)	(196)	(160)	(482)	(2,909)
Other expenses	(71)	(689)	(16)	(8)	(204)	(988)

Pretax income from producing activities	4,117	3,631	11	1,164	880	9,803
Income tax	(2,358)	(2,255)	(115)	(561)	(340)	(5,629)

Results of oil and gas producing activities	1,759	1,376	(104)	603	540	4,174

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

      Company’s share of equity affiliates’ results of oil and gas producing activities:

Year ended December 31, 2002	182
Year ended December 31, 2001	335
Year ended December 31, 2000	279

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in M€)
U.S. GAAP basis
Year ended December 31, 2002
Revenues:
Sales to unaffiliated parties	2,674	600	43	1,240	1,717	6,274
Transfers to affiliated parties	3,884	4,733	262	170	662	9,711

Total Revenues	6,558	5,333	305	1,410	2,379	15,985
Production costs	(904)	(613)	(56)	(190)	(302)	(2,065)
Exploration expenses	(65)	(149)	(53)	(7)	(212)	(486)
Depreciation, depletion and amortization and valuation allowances	(1,653)	(1,027)	(205)	(180)	(601)	(3,666)
Other expenses	(118)	(574)	(11)	(15)	(241)	(959)

Pretax income from producing activities	3,818	2,970	(20)	1,018	1,023	8,809
Income tax	(2,365)	(1,720)	19	(487)	(361)	(4,914)

Results of oil and gas producing activities	1,453	1,250	(1)	531	662	3,895

Year ended December 31, 2001
Revenues:
Sales to unaffiliated parties	2,624	439	81	1,460	1,191	5,795
Transfers to affiliated parties	3,566	4,548	386	180	684	9,364

Total Revenues	6,190	4,987	467	1,640	1,875	15,159
Production costs	(782)	(621)	(119)	(168)	(268)	(1,958)
Exploration expenses	(52)	(144)	(134)	(16)	(226)	(572)
Depreciation, depletion and amortization and valuation allowances	(1,395)	(995)	(225)	(192)	(455)	(3,262)
Other expenses	(79)	(554)	(17)	(15)	(316)	(981)

Pretax income from producing activities	3,882	2,673	(28)	1,249	610	8,386
Income tax	(2,283)	(1,699)	56	(574)	(277)	(4,777)

Results of oil and gas producing activities	1,599	974	28	675	333	3,609

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in M€)
Year ended December 31, 2000
Revenues:
Sales to unaffiliated parties	2,084	462	215	1,313	866	4,940
Transfers to affiliated parties	4,121	5,407	262	209	1,105	11,104

Total Revenues	6,205	5,869	477	1,522	1,971	16,044
Production costs	(776)	(531)	(98)	(156)	(255)	(1,816)
Exploration expenses	(58)	(120)	(156)	(34)	(150)	(518)
Depreciation, depletion and amortization and valuation allowances	(1,335)	(990)	(211)	(160)	(482)	(3,178)
Other expenses	(71)	(689)	(16)	(8)	(204)	(988)

U.S. GAAP basis
Pretax income from producing activities	3,965	3,539	(4)	1,164	880	9,544
Income tax	(2,265)	(2,203)	(118)	(561)	(340)	(5,487)

Results of oil and gas producing activities	1,700	1,336	(122)	603	540	4,057

      Company’s share of equity affiliates’ results of oil and gas producing activities:

Year ended December 31, 2002	182
Year ended December 31, 2001	335
Year ended December 31, 2000	279

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

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

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

Estimated net proved reserves of crude oil and natural gas

      The following tables reflect the estimated proved reserves of crude oil and natural gas as of December 31, 2000, 2001 and 2002, and the changes therein.

	Crude Oil, Condensate and Natural Gas Liquids (Mb)

							Equity
							Affiliates
			North		Rest of		and Non-	Total
	Europe	Africa	America	Far East	World	Total	Consolidated	Group

French GAAP and U.S. GAAP basis
Balance as of January 1, 2000	694	323	13	103	1,148	2,281	1,552	3,833
Revisions of previous estimates	(20)	225	(1)	11	112	327	11	338
Extensions, discoveries and other	29	261	3	1	53	347	—	347
Acquisitions of reserves in place	657	2,179	35	5	79	2,955	83	3,038
Sales of reserves in place	(40)	(22)	(7)	—	(4)	(73)	—	(73)
Production for the year	(146)	(205)	(3)	(9)	(63)	(426)	(97)	(523)

Balance as of December 31, 2000	1,174	2,761	40	111	1,325	5,411	1,549	6,960
Revisions of previous estimates	117	250	(5)	(10)	89	441	(40)	401
Extensions, discoveries and other	34	67	—	2	30	133	—	133
Acquisitions of reserves in place	—	3	—	—	—	3	—	3
Sales of reserves in place	(3)	(2)	—	—	—	(5)	—	(5)
Production for the year	(152)	(197)	(2)	(9)	(77)	(437)	(94)	(531)

Balance as of December 31, 2001	1,170	2,882	33	94	1,367	5,546	1,415	6,961
Revisions of previous estimates	62	266	3	1	(59)	273	(35)	238
Extensions, discoveries and other	26	140	—	—	356	522	—	522
Acquisitions of reserves in place	49	1	—	—	41	91	1	92
Sales of reserves in place	(2)	—	—	—	—	(2)	—	(2)
Production for the year	(170)	(214)	(2)	(8)	(100)	(494)	(86)	(580)

Balance as of December 31, 2002	1,135	3,075	34	87	1,605	5,936	1,295	7,231

      Minority interest in proved developed and undeveloped reserves as of (millions of barrels):

December 31, 2000	35	56	—	—	—	91	—	91
December 31, 2001	33	75	—	—	—	108	—	108
December 31, 2002	28	74	—	—	—	102	—	102

      Proved developed reserves as of (millions of barrels):

December 31, 2000	824	1,156	9	69	416	2,474	1,023	3,497
December 31, 2001	870	1,128	6	53	530	2,587	858	3,445
December 31, 2002	855	1,199	5	52	579	2,690	886	3,576

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Natural Gas (Bcf)

							Equity
							Affiliates
			North		Rest of		and Non-	Total
	Europe	Africa	America	Far East	World	Total	Consolidated	Group

French GAAP and U.S. GAAP basis
Balance as of January 1, 2000	2,873	676	316	6,635	1,338	11,837	1,665	13,502
Revisions of previous estimates	510	(135)	26	8	176	585	2	587
Extensions, discoveries and other	97	236	98	109	734	1,274	75	1,349
Acquisitions of reserves in place	4,661	1,715	228	148	—	6,753	—	6,753
Sales of reserves in place	(66)	—	(45)	—	—	(111)	—	(111)
Production for the year	(654)	(122)	(88)	(353)	(91)	(1,308)	(67)	(1,375)

Balance as of December 31, 2000	7,421	2,370	535	6,547	2,157	19,030	1,675	20,705
Revisions of previous estimates	122	863	(5)	170	67	1,217	97	1,314
Extensions, discoveries and other	118	746	87	74	307	1,332	—	1,332
Acquisitions of reserves in place	—	—	—	—	80	80	—	80
Sales of reserves in place	(20)	—	—	—	—	(20)	—	(20)
Production for the year	(675)	(134)	(81)	(407)	(104)	(1,401)	(81)	(1,482)

Balance as of December 31, 2001	6,966	3,845	536	6,384	2,507	20,238	1,691	21,929
Revisions of previous estimates	212	(157)	57	(56)	132	188	9	197
Extensions, discoveries and other	770	146	11	13	96	1,036	—	1,036
Acquisitions of reserves in place	64	—	—	—	9	73	—	73
Sales of reserves in place	(2)	—	(4)	—	—	(6)	—	(6)
Production for the year	(814)	(137)	(78)	(410)	(131)	(1570)	(84)	(1,654)

Balance as of December 31, 2002	7,196	3,697	522	5,931	2,613	19,959	1,616	21,575

      Minority interest in proved developed and undeveloped reserves as of (Bcf):

December 31, 2000	142	7	—	—	—	149	—	149
December 31, 2001	141	30	—	—	—	171	—	171
December 31, 2002	120	28	—	—	—	148	—	148

      Proved developed reserves as of (billions of cubic feet):

December 31, 2000	5,336	1,555	334	4,089	701	12,015	1,675	13,690
December 31, 2001	5,185	1,287	294	3,800	934	11,500	1,660	13,160
December 31, 2002	5,362	1,785	385	3,563	965	12,060	1,586	13,646

      Company’s net share in proved reserves of equity affiliates as of:

Year ended December 31, 2000	871
Year ended December 31, 2001	900
Year ended December 31, 2002	863

      Nota: the Company’s share in the proved reserves of investments accounted for by the cost method is as follows:

Year ended December 31, 2000	804
Year ended December 31, 2001	791
Year ended December 31, 2002	753

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

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

      The following is the projected standardized measure of discounted future net cash flows relating to proved oil and gas reserves:

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Far East	World	Total

	(Amounts in M€)
French GAAP and U.S. GAAP basis
December 31, 2000
Future cash inflows	55,763	66,026	5,779	23,464	32,918	183,950
Future production costs	(6,983)	(12,219)	(290)	(3,508)	(8,110)	(31,110)
Future development costs	(3,947)	(9,196)	(680)	(2,340)	(3,047)	(19,210)
Future net cash flows, before income taxes	44,833	44,611	4,809	17,616	21,761	133,630

Future income taxes	(24,510)	(27,969)	(1,318)	(7,809)	(10,043)	(71,649)

Future net cash flows, after income taxes	20,323	16,642	3,491	9,807	11,718	61,981
Discount at 10%	(7,958)	(8,014)	(1,159)	(5,034)	(6,271)	(28,436)

Standardized measure of discounted future net cash flows	12,365	8,628	2,332	4,773	5,447	33,545

December 31, 2001
Future cash inflows	48,279	60,535	2,356	20,072	25,636	156,878
Future production costs	(7,628)	(12,452)	(478)	(3,386)	(7,183)	(31,127)
Future development costs	(5,691)	(10,687)	(741)	(2,776)	(2,964)	(22,859)
Future net cash flows, before income taxes	34,960	37,396	1,137	13,910	15,489	102,892

Future income taxes	(19,818)	(22,449)	(106)	(6,281)	(4,271)	(52,925)
Future net cash flows, after income taxes	15,142	14,947	1,031	7,629	11,218	49,967
Discount at 10%	(4,909)	(7,464)	(434)	(3,779)	(5,587)	(22,173)

Standardized measure of discounted future net cash flows	10,233	7,483	597	3,850	5,631	27,794

December 31, 2002
Future cash inflows	52,482	87,137	3,189	18,895	38,162	199,865
Future production costs	(7,730)	(13,263)	(437)	(2,998)	(9,793)	(34,221)
Future development costs	(5,916)	(10,904)	(337)	(3,573)	(3,678)	(24,408)
Future net cash flows, before income taxes	38,836	62,970	2,415	12,324	24,691	141,236

Future income taxes	(22,908)	(36,693)	(321)	(5,496)	(7,286)	(72,704)

Future net cash flows, after income taxes	15,928	26,277	2,094	6,828	17,405	68,532
Discount at 10%	(5,884)	(12,190)	(688)	(3,068)	(9,472)	(31,302)

Standardized measure of discounted future net cash flows	10,044	14,087	1,406	3,760	7,933	37,230

      Company’s net share of equity investees’ standardized measure of discounted future net cash flows as of:

Year ended December 31, 2000	2,511
Year ended December 31, 2001	2,247
Year ended December 31, 2002	1,257

TOTALFINAELF

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

Changes in the standardized measure of discounted future net cash flows

      The following table reflects the changes in standardized measure of discounted future net cash flows for each of the years 2002, 2001 and 2000:

	2002	2001	2000

	(Amounts in M€)
French GAAP and U.S. GAAP basis
Consolidated:
Beginning of year	27,794	33,545	16,601
Sales and transfers, net of production costs	(12,961)	(12,220)	(13,250)
Net change in sales and transfer prices, net of production costs	17,687	(11,190)	11,867
Extensions, discoveries and improved recovery, net of future production and development costs	2,394	932	2,065
Changes in estimated future development costs	1,544	(2,285)	(1,019)
Previously estimated development costs incurred during the year	4,161	4,145	4,062
Revisions of previous quantity estimates	748	(235)	1,965
Accretion of discount	2,779	3,355	3,008
Net change in income taxes	(7,633)	11,734	(4,688)
Purchases of reserves in place	716	(5)	13,559
Sales of reserves in place	1	18	(625)
Changes in production rates (timing) and other	—	—	—

End of year	37,230	27,794	33,545

SCHEDULE II

TOTALFINAELF

VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Changes in	Charged to		Balance at
	beginning of	reporting	costs and		end of
	period	entity	expenses	Deductions	period

	(Amounts in M€)
VALUATION AND QUALIFYING ACCOUNTS DEDUCTED FROM THE RELATED ASSETS ACCOUNTS
2002
Investments and other non current assets	1,700	(74)	162	233	1,555	(1)
Inventories	352	12	123	89	398
Accounts receivable	557	(39)	137	100	555
Marketable securities	—	—	—	—	—
Other current assets	56	(13)	15	4	54

Total	2,665	(114)	437	426	2,562

2001
Investments and other non current assets	1,292	278	363	233	1,700	(1)
Inventories	429	3	100	180	352
Accounts receivable	546	(15)	155	129	557
Marketable securities	—	—	—	—	—
Other current assets	50	4	11	9	56

Total	2,317	270	629	551	2665

2000
Investments and other non current assets	332	926	148	114	1,292	(1)
Inventories	102	192	202	67	429
Accounts receivable	271	181	185	91	546
Marketable securities	—	10	—	10	—
Other current assets	17	26	16	9	50

Total	722	1,335	551	291	2,317

LONG-TERM LIABILITIES
2002
Reserve for crude oil price changes	1,200	(17)	687	29	1,841
Employee benefits	3,355	869	274	395	4,103
Other liabilities and deferred income taxes	12,354	(335)	2,188	1,940	12,267

Total	16,909	517	3,149	2,364	18,211

2001
Reserve for crude oil price changes	2,589	19	24	1,432	1,200
Employee benefits	3,669	512	423	1,249	3,355
Other liabilities and deferred income taxes	10,707	313	2,804	1,470	12,354

Total	16,965	844	3,251	4,151	16,909

S-1

SCHEDULE II

TOTALFINAELF

VALUATION AND QUALIFYING ACCOUNTS — (Continued)

	Balance at	Changes in	Charged to		Balance at
	beginning of	reporting	costs and		end of
	period	entity	expenses	Deductions	period

	(Amounts in M€)
2000
Reserve for crude oil price changes	1,147	602	881	41	2,589
Employee benefits	805	3,278	765	1,179	3,669
Other liabilities and deferred income taxes	3,259	6,158	2,812	1,522	10,707

Total	5,211	10,038	4,458	2,742	16,965

(1)	The breakdown between investments and other non current assets is as follows:

	As of December 31,

	2002	2001	2000

Investments	844	712	738
Other non current assets	711	988	554

	1,555	1,700	1,292

S-2