Form 20-F
period 2003-12-31
TOTAL SA
filed 2004-06-04
CIK 879764

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 1-10888

TOTAL S.A.

(Exact name of Registrant as specified in its charter)

N/A (Translation of registrant’s name into English)	Republic of France (Jurisdiction of incorporation organization)

TOTAL S.A.

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

          649,118,236 Shares, nominal value € 10 each, as of December 31, 2003

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

      Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

i

		Page

Item 12.	Description of Securities Other than Equity Securities	110
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	110
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	110
Item 15.	Controls and Procedures	110
Item 16A.	Audit Committee Financial Expert	111
Item 16B.	Code of Ethics	111
Item 16C.	Principal Accountant Fees and Services	111
PART III
Item 17.	Financial Statements	112
Item 18.	Financial Statements	112
Item 19.	Exhibits	112
CHARTER AND BYLAWS
CODE OF ETHICS
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
CERTIFICATION OF CHIEF FINANCIAL OFFICER
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
CERTIFICATION OF CHIEF FINANCIAL OFFICER
CONSENT OF BARBIER FRINAULT & AUTRES
CONSENT OF KPMG S.A.

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

Statements Regarding Competitive Position

      Statements made in “Item 4. Information on the Company” referring to TOTAL’s competitive position are based on the Company’s belief, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and TOTAL’s internal assessments of market share based on publicly available information about the financial results and performance of market participants.

Additional Information

      This Annual Report on Form 20-F reports information primarily regarding TOTAL’s business and operations and financial information relating to the fiscal year ended December 31, 2003. For more recent updates regarding TOTAL, you may read and copy any reports, statements or other information TOTAL files with the Securities and Exchange Commission. All of TOTAL’s Securities and Exchange Commission filings made after December 31, 2001 are available to the public at the Securities and Exchange Commission web site at http://www.sec.gov and from certain commercial document retrieval services. Our website at http://www.total.com includes information about our businesses and also includes recent press releases and other publications of TOTAL, including some of our filings with the Securities and Exchange Commission made prior to December 31, 2001. See also “Item 10. Additional Information — Documents on Display”.

CERTAIN TERMS

      Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The total area, expressed in acres, over which TOTAL has interests in exploration or production. “Net acreage” is TOTAL’s interest, expressed in acres, in the relevant exploration or production area.

“ADRs”	American Depositary Receipts evidencing ADSs.

“ADSs”	American Depositary Shares representing the Shares.

“barrels”	Barrels of crude oil, including condensate and natural gas liquids.

“Company”	TOTAL S.A. and its subsidiaries and affiliates. The terms Company and Group are used interchangeably.

“condensate”	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil, including condensate and natural gas liquids.

“Group”	TOTAL S.A. and its subsidiaries and affiliates. The terms Company and Group are used interchangeably.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“proved reserves”	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions. The full definition of “proved reserves” which we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the Securities and Exchange Commission is found in Rule 4-10 of Regulation S-X under the U.S. Securities Act of 1933, as amended.

“proved developed reserves”	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved. The full definition of “proved developed reserves” which we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the Securities and Exchange Commission is found in Rule 4-10 of Regulation S-X under the U.S. Securities Act of 1933, as amended.

“proved undeveloped reserves”	Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. The full definition of “proved undeveloped reserves” which we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the Securities and Exchange Commission is found in Rule 4-10 of Regulation S-X under the U.S. Securities Act of 1933, as amended.

“TOTAL”	TOTAL S.A. and its subsidiaries and affiliates. We use such term interchangeably with “Company” and “Group”. When we refer to the parent holding company alone, we use the term “TOTAL S.A.”.

ABBREVIATIONS

b	barrel	k	thousand
cf	cubic feet	M	million
boe	barrel of oil equivalent	B	billion
t	metric ton	T	trillion
cm	cubic meter	W	watt
/y	per year	Wp	watt peak
		€	euro

CONVERSION TABLE

1 acre	= 0.405 hectares
1 b	= 42 U.S. gallons
1 boe	= 1 b of crude oil	= 5,458 cf of gas in 2001 5,483 cf of gas in 2002 and 5,460 cf of gas in 2003(1)
1 b/d of crude oil	= approximately 50 t/y of crude oil
1 cubic meter	= 35.3147 cf
1 kilometer	= approximately 0.62 miles
1 ton	= 1 t	= 1,000 kilograms (approximately 2,205 pounds)
1 ton of crude oil	= 1 t of crude oil	= approximately 7.5b of crude oil (assuming a specific gravity of 37 API)
1 t of LNG	= approximately 8.9 boe	= approximately 48 mcf of gas
1 Mt/y LNG		= approximately 133 Mcf/d

(1)	Natural gas is converted to barrels of oil equivalent using a ratio of cubic feet of natural gas per one barrel. This ratio is based on the actual average equivalent energy content of the Company’s natural gas reserves during the applicable periods, and is subject to change. The tabular conversion rate is applicable to the Company’s natural gas reserves on a group-wide basis.

Cautionary Statement Concerning Forward-Looking Statements

      TOTAL has made certain forward-looking statements in this document and in the documents referred to in, or incorporated by reference into, this Annual Report. Such statements are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

      Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and stockholder value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

      You should understand that various factors, in addition to those discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates;

•	the success of the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TOTAL;

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TOTAL;

•	the ability to generate cash flows or obtain financing to fund growth and the cost of such financing;

•	the ability to obtain regulatory approvals;

•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

      For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, and “Item 5. Operating and Financial Review and Prospects”.

v

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable

ITEM 3.     KEY INFORMATION

SELECTED FINANCIAL DATA

      The following table presents selected consolidated financial data for TOTAL for the five-year period ended December 31, 2003. The historical financial statements of TOTAL for this period, from which the financial data presented below for such period are derived, have been audited by Barbier Frinault & Autres (Ernst & Young Network) and KPMG S.A., independent public accountants and the Company’s auditors. All such data should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere herein.

      The presentation of financial information is made on the following basis: Pursuant to Article 215 of Rule 99-02 of the French Accounting Rule Committee, the 1999 Total/ PetroFina and the 2000 TotalFina/Elf Aquitaine combinations have been treated as a pooling of interests under French generally accepted accounting principles (“French GAAP”). Under generally accepted accounting principles applicable in the United States (“U.S. GAAP”), both combinations are treated as purchases.

      In 2003, TOTAL adopted the Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”, as mentioned in Note 1 paragraph L of the Notes to the Consolidation Financial Statements.

      The Company acquired the remaining shares of PetroFina in the first quarter of 2002 leading to a decrease in minority interests in that quarter (PetroFina was 99.6% owned as of December 31, 2000 and 2001).

SELECTED CONSOLIDATED FINANCIAL DATA

	2003(1)	2003	2002	2001		2000		1999

	(in millions, except per share data)
INCOME STATEMENT DATA
Amounts in accordance with French GAAP
Sales	$131,862	€104,652	€102,540	€105,318		€114,557		€42,178
Operating income	16,090	12,770	10,126	12,777		14,213		2,804
Net income	8,852	7,025	5,941	7,658		6,904		1,520
Earnings per Share(2)	13.94	11.06	8.92	11.05		9.76		4.32
Amounts in accordance with U.S. GAAP(3)
Sales(4)	$107,837	€85,585	€84,883	€105,318	(7)	€114,557	(7)	€37,030	(7)
Net income(4)	7,690	6,103	6,264	5,271		5,638		2,201
Basic earnings per Share	12.36	9.81	9.60	7.73		8.07		7.26
Diluted earnings per Share	12.31	9.77	9.53	7.68		8.00		7.22
CASH FLOW STATEMENT DATA(5)
Amounts in accordance with French GAAP
Cash flows provided by operating activities	$15,734	€12,487	€11,006	€12,303		€13,389		€3,395
Investments(6)	9,737	7,728	8,657	10,566		8,339		4,950
Amounts in accordance with U.S. GAAP(3)
Cash flows provided by operating activities	$15,301	€12,144	€10,574	€11,782		€12,935		€2,451
Investments(6)	9,305	7,385	8,225	10,045		7,885		4,220
BALANCE SHEET DATA
Amounts in accordance with French GAAP (including Elf Aquitaine for 1999)
Total assets	$100,753	€79,963	€85,329	€88,600		€85,174		€79,254
Long-term debt	12,327	9,783	10,157	11,165		11,509		10,172
Minority interest	837	664	724	898		755		1,481
Shareholders’ equity	38,312	30,406	32,146	33,932		32,401		27,669
Amounts in accordance with U.S. GAAP(3)
Total assets	$151,390	120,151	124,873	128,596		129,234		92,980
Long-term debt	13,713	10,883	9,533	10,860		11,509		5,888
Minority interest	839	666	731	782		684		310
Shareholders’ equity	83,824	66,527	69,096	71,260		73,355		67,944
DIVIDENDS
Dividend per share	$5.92	€4.70	4.10	3.80		3.30		2.35

(1)	Translated solely for convenience into dollars at the Noon Buying Rate on December 31, 2003 of $1.26 per € 1.00.

(2)	Earnings per share were computed based on the fully-diluted weighted average number of shares of 635,126,885 in 2003, 666,067,982 in 2002, 693,180,285 in 2001, 707,121,871 in 2000 and 351,447,045 in 1999.

(3)	For information concerning the differences between French GAAP and U.S. GAAP, see Note 3 of the Notes to the Consolidated Financial Statements included elsewhere herein.

(4)	Results of operations of PetroFina have been included under the equity method from April 1, 1999 to June 30, 1999 and under full consolidation from July 1, 1999 onwards; results of operations of Elf Aquitaine have been included from January 1, 2000.

(5)	See Consolidated Statements of Cash Flow included in the Consolidated Financial Statements included elsewhere herein.

(6)	Consists of capital expenditures, exploration costs and subsidiaries acquired.

(7)	Sales under U.S. GAAP not restated for EITF 02-3 adjustments, see Note 3 paragraph J of the Notes to the Consolidated Financial Statements included elsewhere herein.

EXCHANGE RATE INFORMATION

      For information regarding the effects of currency fluctuations on TOTAL’s results, see “Item 5. Operating and Financial Review and Prospects.”

      Most currency amounts in this Annual Report on Form 20-F are expressed in euro (“euro” or “€”) or in U.S. dollars (“dollars” or “$”). For the convenience of the reader, this Annual Report on Form 20-F presents certain translations into dollars of certain euro amounts. Unless otherwise stated, the translation of euro to dollars has been made at the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by The Federal Reserve Bank of New York (the “Noon Buying Rate”) for December 31, 2003, of $1.26 per € 1.00 (or € 0.79 per $1.00).

      The following tables set out the average euro/ dollar exchange rate for 1999 through 2003, based on the Noon Buying Rate expressed in dollars per € 1.00. Such rates are not used by TOTAL in preparation of its Consolidated Financial Statements included elsewhere herein. No representation is made that the euro could have been converted into dollars at the rates shown or at any other rates for such periods or at such dates.

EURO/DOLLAR EXCHANGE RATES

Year	Average Rate(1)

1999	$1.06
2000	0.92
2001	0.89
2002	0.95
2003	1.13

(1)	The average of the Noon Buying Rate expressed in dollars per euro on the last business day of each full month during the relevant year.

     The table below shows the high and low euro/ dollar exchange rates for the previous six months based on the Noon Buying Rate expressed in dollars per euro.

EURO/DOLLAR EXCHANGE RATES

Period	High	Low

December 2003	1.26	1.20
January 2004	1.29	1.24
February 2004	1.28	1.24
March 2004	1.24	1.21
April 2004	1.24	1.18
May 2004	1.23	1.18

      The Noon Buying Rate on June 3, 2004 for the dollar against the euro was $1.22 per € 1.00.

RISK FACTORS

      The Group and its businesses are subject to various risks relating to changing competitive, economic, political, legal, social, industry, business and financial conditions. These conditions are described below and discussed in greater detail elsewhere, along with the Company’s approaches to managing certain of these risks, in this Annual Report, particularly under the heading “Item 4. Information on the Company — Business Overview — Other Matters” and under the heading “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Industry and Company Risks

A substantial or extended decline in oil or natural gas prices would have a material adverse effect on our results of operations.

      Prices for oil and natural gas historically have fluctuated widely due to many factors over which we have no control. These factors include:

•	global and regional economic and political developments in resource-producing regions, particularly in the Middle East;

•	global and regional supply and demand;

•	the ability of the Organization of Petroleum Exporting Countries (OPEC) and other producing nations to influence global production levels and prices;

•	prices of alternative fuels which affect our realized prices under our long-term gas sales contracts;

•	governmental regulations and actions;

•	global economic conditions;

•	cost and availability of new technology; and

•	weather conditions.

      Substantial or extended declines in oil and natural gas prices will adversely affect our results of operations by reducing our profits. For the year 2004, we estimate that a decrease of $1 per barrel in the price of Brent crude would have the effect of reducing our annual net income by approximately 260 M€. Lower oil and natural gas prices over prolonged periods may also reduce the economic viability of projects planned or in development, causing us to cancel or postpone capital expansion projects, and may reduce liquidity, thereby potentially decreasing our ability to finance capital expenditures. If we are unable to follow through with capital expansion projects, our opportunities for future revenue and profitability growth would be reduced, which could materially impact our financial condition.

We face foreign exchange risks that could adversely affect our results of operations.

      Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, the international currency of petroleum sales, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S. dollar and euro or other currencies may adversely affect our business by negatively impacting our booked revenues and income. For the year 2004, we estimate that a decrease in the euro-dollar exchange rate of $0.10 per € 1 would have, without the use of hedging techniques, a corresponding negative effect on our annual net income of approximately 540 M€.

Our long-term profitability depends on cost effective discovery and development of new reserves; if we are unsuccessful, our results of operations and financial condition will be materially and adversely affected.

      A significant portion of our revenues and the majority of our operating income are derived from the sale of crude oil and natural gas which we extract from underground reserves discovered and developed as part of our Upstream business. In order for this business to continue to be profitable, we continuously need to replace depleted reserves with new proved reserves. Furthermore, we need to accomplish such replacement in a manner that allows subsequent production to be economically viable. However, our ability to discover and develop new reserves successfully is uncertain and can be negatively affected by a number of factors, including:

•	unexpected drilling conditions, including pressure or irregularities in geological formations;

•	equipment failures or accidents;

•	our inability to develop new technologies that permit access to previously inaccessible fields;

•	adverse weather conditions;

•	compliance with unanticipated governmental requirements;

•	shortages or delays in the availability or delivery of appropriate equipment;

•	industrial action; and

•	problems with legal title.

      Any of these factors could lead to cost overruns and impair our ability to make discoveries or complete a development project, or to make production economical. If we fail to discover and develop new reserves cost-effectively on a consistent basis, our results of operations, including profits, and our financial condition would be materially and adversely affected.

Our crude oil and natural gas reserve data are only estimates, and subsequent downward adjustments are possible. If actual production from such reserves is lower than current estimates indicate, our results of operations and financial condition will be negatively impacted.

      Our proved reserves figures are estimates reflecting applicable reporting regulations. Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. This process involves making subjective judgments. Consequently, measures of reserves are not precise and are subject to revision. They may be negatively impacted by a variety of factors which could cause such estimates to be adjusted downward in the future, or cause our actual production to be lower than our currently reported proved reserves indicate. The factors which may cause our proved reserves estimates to be adjusted downward, or actual production to be lower than the amounts implied by our currently reported proved reserves, include:

•	a decline in the price of oil or gas, making reserves no longer economically viable to exploit and therefore not classifiable as proved;

•	changes in tax rules and other government regulations that make reserves no longer economically viable to exploit;

•	the quality and quantity of our geological, technical and economic data, which may prove to be inaccurate;

•	the actual production performance of our reservoirs; and

•	engineering judgments.

      Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial downward revisions in our reserve data. Any downward adjustment would indicate lower future production amounts and may adversely affect our results of operations, including profits as well as our financial condition.

We have significant production and reserves located in politically, economically and socially unstable areas, where the likelihood of material disruption of our operations is relatively high.

      A significant portion of our oil and gas production occurs in unstable regions around the world, most significantly Africa, but also the Middle East, South America and Asia. Approximately 28%, 17%, 8% and 9% of our 2003 production came from these four regions respectively. In recent years, a number of the countries in these regions have experienced varying degrees of one or more of the following: economic instability, political volatility, civil war, violent conflict and social unrest. In sub-Saharan Africa, each of the countries in which we have production has recently suffered at least four out of five of these conditions. The Middle East in general has recently suffered increased political volatility in connection with violent conflict and social unrest. A number of countries in South America where we have production and other facilities, including Argentina and Venezuela, have suffered from economic instability and social unrest and related problems. In the Far East, Indonesia has suffered the majority of these conditions. Any of these conditions alone or in combination could disrupt our operations in any of these regions, causing substantial declines in production. Furthermore, in addition to current production, we are also exploring for and developing new reserves in other regions of the world that are historically characterized by political, social and economic instability, such as the Caspian Sea region where we have a number of large projects currently underway. The occurrence and magnitude of incidents related to economic, social and political instability are unpredictable. It is possible that they could have a material adverse impact on our production and operations in the future.

We are subject to stringent environmental, health and safety laws in numerous jurisdictions around the world and may incur material costs to comply with these laws and regulations.

      We incur, and expect to continue to incur, substantial capital and operating expenditures to comply with increasingly complex laws and regulations covering the protection of the natural environment and the promotion of worker health and safety, including:

•	costs to prevent, control, eliminate or reduce certain types of air and water emissions,

•	remedial measures related to environmental contamination or accidents at various sites, including those owned by third parties,

•	compensation of persons claiming damages caused by our activities or accidents, and

•	costs in connection with the dismantling of drilling platforms.

      If our established financial reserves prove not to be adequate, environmental costs could have a material effect on our results of operations and our financial position. Furthermore, in the countries where we operate or expect to operate in the near future, new laws and regulations, the imposition of tougher license requirements, increasingly strict enforcement or new interpretations of existing laws and regulations or the discovery of previously unknown contamination may also cause us to incur material costs resulting from actions taken to comply with such laws and regulations, including:

•	modifying operations,

•	installing pollution control equipment,

•	implementing additional safety measures, and

•	performing site clean-ups.

      As a further result of any new laws and regulations or other factors, we may also have to curtail or cease certain operations, which could diminish our productivity and materially and adversely impact our results of operations, including profits.

Our operations throughout the developing world are subject to intervention by various governments, which could have an adverse effect on our results of operations.

      We have significant exploration and production, and in some cases refining, marketing or chemicals operations, in developing countries whose governmental and regulatory framework is subject to unexpected change and where the enforcement of contractual rights is uncertain. In addition, our exploration and production activity in such countries is often done in conjunction with state-owned entities, for example as part of a joint venture, where the state has a significant degree of control. Potential intervention by governments in such countries can take a wide variety of forms, including:

•	the award or denial of exploration and production interests;

•	the imposition of specific drilling obligations;

•	price and/or production quota controls;

•	nationalization or expropriation of our assets;

•	cancellation of our license or contract rights;

•	increases in taxes and royalties;

•	the establishment of production and export limits;

•	the renegotiation of contracts;

•	payment delays; and

•	currency exchange restrictions.

      Imposition of any of these factors by a host government in a developing country where we have substantial operations, including exploration, could cause us to incur material costs or cause our production to decrease, potentially having a material adverse effect on our results of operations, including profits.

Our activities in Iran and Libya could lead to sanctions under relevant U.S. legislation.

      In 2001, the U.S. legislation implementing sanctions against Iran and Libya, referred to as ILSA, was extended until August 2006. ILSA authorizes the President of the United States to impose sanctions (from a list that includes denial of financing by the U.S. export-import bank and limitations on the amount of loans or credits available from U.S. financial institutions) against persons found by the President to have knowingly made investments in Iran or Libya of $20 million or more in any twelve-month period. In May 1998 the U.S. government waived the application of sanctions for our investment in the South Pars gas field in Iran. This waiver, which has not been modified since it was granted, does not address our other activities in Iran and Libya, although we have not been notified of any related sanctions. At the end of 1996, the Council of the European Union adopted Council Regulation No. 2271/ 96 which prohibits us from complying with any requirement or prohibition based on or resulting directly or indirectly from certain enumerated legislation, including ILSA. It also prohibits us from extending our waiver for South Pars to other activities. In each of the years since the passage of ILSA, we have made investments in each of Libya and Iran (excluding South Pars) in excess of $20 million, sometimes substantially exceeding this figure. In 2003, our average daily production in Libya and Iran amounted to 92 kboe/ d, approximately 4% of our average daily worldwide production. In February 2004, we entered into a shareholders’ agreement with the National Iranian Oil Company and Petronas to create the Pars LNG joint venture. This project is still in its early stages and no major financial commitments are expected to be made in the near future. We expect to continue to invest amounts significantly in excess of $20 million per year in each of Libya and Iran in the foreseeable future. We cannot predict interpretations of or the implementation policy of the U.S. government under ILSA with respect to our current or future activities in Iran or Libya. It is possible that the United States may determine that these or other activities will constitute activity prohibited by ILSA and will subject us to sanctions. We do not believe that enforcement of ILSA, including the imposition on us of the maximum sanctions under the current law and regulations, would have a material negative effect on our results of operations or financial condition. On April 23, 2004, the President of the United States terminated the application of ILSA with respect to Libya.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

      TOTAL, a French société anonyme incorporated on March 28, 1924, together with its subsidiaries and affiliates, is the fourth largest publicly-traded integrated oil and gas company in the world, based on market capitalization, with operations in more than 130 countries. TOTAL engages in all aspects of the petroleum industry, including upstream operations (oil and gas exploration, development and production, LNG) and downstream operations (refining, marketing and the trading and shipping of crude oil and petroleum products). TOTAL also produces base chemicals and polymers, intermediates and performance polymers and specialty chemicals for industrial and consumer use. In addition, TOTAL has interests in coal mining and in the cogeneration and electricity sectors.

      The Company began its upstream operations in the Middle East in 1924. Since that time, the Company has grown and expanded its operations worldwide. Most notably, in early 1999 the Company acquired control of PetroFina S.A. (“PetroFina” or “Fina”) and in early 2000, the Company acquired control of Elf Aquitaine S.A. (“Elf Aquitaine” or “Elf”). The Company currently owns 99.5% of Elf Aquitaine shares and, since early 2002, 100% of PetroFina shares. The Group, which operated under the name TotalFina from June 1999 to March 2000, and then under the name TotalFinaElf, now operates once again under the name TOTAL, as the Shareholders’ Meeting on May 6, 2003 approved the change of the Company’s legal name to TOTAL S.A.

      The Company’s strategy is to develop its Upstream segment, including reinforcing its position as one of the leaders in the worldwide natural gas and LNG markets, to consolidate its position in the Downstream segment in Europe, while developing its interests in rapidly growing markets (such as the Mediterranean Basin, Africa and Asia), and to rationalize its Chemicals segment by giving priority to improving profitability and expanding its Base chemicals operations and by creating a new decentralized pole encompassing the chlorochemicals, intermediates and performance polymers businesses, destined to be a competitive and independent entity.

      The Company’s principal address is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France; its telephone number is 33.1.47.44.45.46 and its website address is www.total.com.

      The Company has appointed CT Corp, 111 Eighth Avenue, New York, NY 10011, as agent for service of process under its most recent registration statement filed with the U.S. Securities and Exchange Commission.

Basis of Presentation of Financial Information

      In general, financial information included in this Annual Report is presented according to French GAAP and accordingly reflects the pooling of interest method for the acquisition of Elf Aquitaine beginning with fiscal year 2000, as well as for the acquisition of PetroFina in 1999 (Article 215 of Rule 99-02).

BUSINESS OVERVIEW

      TOTAL’s worldwide operations are conducted through three business segments:

•	Upstream,

•	Downstream, and

•	Chemicals.

      The Upstream segment includes exploration, development and production activities, as well as TOTAL’s coal and Gas & Power operations. The Downstream segment sells substantially all of the crude oil produced by TOTAL, purchases most of the crude oil required to supply TOTAL’s refineries, operates refineries and markets petroleum products worldwide through both retail and non-retail activities, and conducts TOTAL’s bulk crude oil and gas trading. The Chemicals segment includes the Base Chemicals & Polymers sector, which is linked to

TOTAL’s refining activities, the Intermediates & Performance Polymers sector, as well as the Specialties sector, which includes rubber processing, resins, adhesives and electroplating activities.

      The table below gives information on the geographic breakdown of TOTAL’s activities and is taken from Note 5 of the Notes to the Consolidated Financial Statements included in this Annual Report.

					Far East
		Rest	North		and rest
	France	of Europe	America	Africa	of the world	Total

	(in millions of euro)
YEAR ENDED DECEMBER 31, 2003
Total sales (excluding sales to other segments)	20,739	36,682	13,968	4,352	28,911	104,652
Intangible assets and property, plant, and equipment, net	4,987	14,288	3,676	7,108	8,244	38,303
Total expenditures	1,160	1,645	580	2,012	2,331	7,728
YEAR ENDED DECEMBER 31, 2002
Total sales (excluding sales to other segments)	20,649	35,531	12,013	4,240	30,107	102,540
Intangible assets and property, plant, and equipment, net	4,815	16,317	4,447	7,416	8,349	41,344
Total expenditures	1,251	2,118	921	2,086	2,281	8,657
YEAR ENDED DECEMBER 31, 2001
Total sales (excluding sales to other segments)	22,053	36,520	8,885	4,276	33,584	105,318
Intangible assets and property, plant, and equipment, net	4,798	16,639	5,144	8,409	9,480	44,470
Total expenditures	1,415	2,524	1,178	2,094	3,355	10,566

UPSTREAM

Overview of Upstream Activities

      TOTAL’s Upstream segment conducts all of the Company’s exploration and production, also known as “E&P”, activities. In 2003, this segment conducted exploration and production activities in 43 countries and produced hydrocarbons in 27 countries. (See “Presentation of Activities by Geographic Area” below.)

      The Upstream segment also includes the Company’s Gas & Power activities and the management of the Company’s interests in LNG and LPG processing plants. With the Upstream segment’s Gas & Power business activities, the Group can conduct its natural gas activities along the entire value chain, both in the more traditional E&P field development and production activities and in newer businesses such as gas liquefaction, transportation, marketing and power generation.

      The table below presents non-Group segment sales and operating income (adjusted for special items) for TOTAL’s Upstream segment for the last three years.

UPSTREAM SEGMENT FINANCIAL DATA(1)

	For the Year Ended December 31,

	2003	2002	2001

	(in millions of euro)
Total segment sales (excluding sales to other segments)	18,704	16,225	14,365
Operating income (adjusted for special items)	10,476	9,309	9,022

(1)	See Notes 4 and 5 of the Notes to the Consolidated Financial Statements included in this Annual Report for more detailed information on the Upstream segment and a geographical breakdown of sales, together with a breakdown of special items.

Exploration and Development

      TOTAL evaluates exploration opportunities based on a variety of geological, technical, political and economic factors (including taxes and concession terms), as well as on projected oil and gas prices. Discoveries and extensions of existing discoveries accounted for approximately 56% of the 3,090 Mboe added to the Upstream segment’s proved reserves during the three-year period ended December 31, 2003 (before deducting production and acquisitions/ sales of reserves in place during this period).

      TOTAL continued to follow an active exploration program in 2003, with exploration expenditures amounting to 606 M€. The principal exploration expenditures were made in Nigeria, Kazakhstan, the United States, Libya, Angola, the United Kingdom, the Netherlands, Norway, Bolivia, Algeria, Congo, Brunei, Brazil and Venezuela.

      The Upstream segment’s development expenditures amounted to 3.8 B€ in 2003. The principal development projects for 2003 were carried out in Norway, Angola, Nigeria, Indonesia, the United States, Iran, the United Kingdom, Gabon, Azerbaijan, Qatar, Congo and Venezuela.

Reserves

      The definitions used for proved, proved developed and proved undeveloped oil and gas reserves are in accordance with the applicable U.S. Securities and Exchange Commission regulation, Rule 4-10 of Regulation S-X. Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. This process involves making subjective judgments. Consequently, measures of reserves are not precise and are subject to revision. TOTAL’s oil and gas reserves are reviewed annually to take into account, among other things, production levels, field reassessments, the addition of new reserves from discoveries and acquisitions, dispositions of reserves and other economic factors. Unless otherwise indicated, references to TOTAL’s proved reserves, proved developed reserves, proved undeveloped reserves and production reflect the entire Group’s consolidated net share of such reserves or production. TOTAL’s worldwide proved reserves include the proved reserves of its consolidated subsidiaries as well as its proportionate share of the proved reserves of equity affiliates and of two companies (Oman LNG and Abu Dhabi Liquefication Company) accounted for by the cost method. For further information concerning changes in TOTAL’s proved reserves as of December 31, 2003, 2002, and 2001, see “Supplemental Oil and Gas Information (Unaudited) — Estimated proved reserves of crude oil and natural gas” included elsewhere herein.

      As of December 31, 2003, TOTAL’s combined proved reserves of crude oil and natural gas were 11,401 Mboe (of which 52% were proved developed reserves and 48% proved undeveloped reserves) compared to 11,203 Mboe of combined proved reserves as of December 31, 2002. Liquids represented approximately 64% of these reserves and natural gas the remaining 36%. These reserves are located principally in Europe (Norway, United Kingdom, the Netherlands, France, and Italy), Africa (Nigeria, Angola, Algeria, Congo, Gabon, Libya, and Cameroon), Asia (Indonesia, Thailand, Myanmar and Brunei), North America (United States and Canada), the Middle East (United Arab Emirates, Oman, Iran, Qatar, Syria, and Yemen), South America (Venezuela, Argentina, Bolivia, Colombia, Trinidad and Tobago) and CIS (Kazakhstan, Azerbaijan and Russia).

      The table below sets forth the amount of TOTAL’s worldwide proved reserves as of the dates indicated (including both developed and undeveloped reserves).

TOTAL’S PROVED RESERVES(1)

	Liquids	Natural Gas	Combined
	(Mb)	(Bcf)	(Mboe)

December 31, 2001	6,961	21,929	10,978
Percent change from December 31, 2000	0%	5.9%	2.0%
December 31, 2002	7,231	21,575	11,203
Percent change from December 31, 2001	3.9%	-1.6%	2.0%
December 31, 2003	7,323	22,267	11,401
Percent change from December 31, 2002	1.3%	3.2%	1.8%

(1)	Includes TOTAL’s proportionate share of the proved reserves of equity affiliates and of two companies (Oman LNG and Abu Dhabi Liquefaction Company) accounted for by the cost method. See “Supplemental Oil and Gas Information (Unaudited)” included elsewhere herein.

Production

      The Upstream segment’s average daily production of liquids and natural gas was 2,539 kboe/d in 2003, up 5.1% from 2,416 kboe/d in 2002. Liquids accounted for approximately 65% and natural gas accounted for approximately 35% of the segment’s combined liquids and natural gas production in 2003 on an oil equivalent basis.

      The table below sets forth by geographic area the Upstream segment’s average daily production of crude oil and natural gas for each of the last three years.

PRODUCTION BY GEOGRAPHIC AREA

	2003			2002			2001

	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
Consolidated subsidiaries	(kb/d)	(Mcf/d)	kboe/d	(kb/d)	(Mcf/d)	kboe/d	(kb/d)	(Mcf/d)	kboe/d

Europe	460	2,286	880	464	2,230	873	417	1,852	759
France	10	153	38	11	176	43	11	181	43
Italy	—	—	—	1	—	1	1	3	1
Netherlands	1	324	58	1	351	62	1	402	71
Norway	276	703	405	280	651	400	257	508	352
United Kingdom	173	1,106	379	171	1,052	367	147	758	292

Africa	612	404	689	589	374	661	540	369	611

Algeria	48	194	85	52	205	92	49	208	89
Angola	156	—	156	158	—	158	96	—	96
Cameroon	14	—	14	15	—	15	16	—	16
Congo	91	—	91	103	—	103	110	—	110
Gabon	104	9	105	100	8	101	105	8	106
Libya	42	—	42	36	—	36	20	—	20
Nigeria	157	201	196	125	161	156	144	153	174

North America	4	294	59	5	214	45	7	221	49

United States	4	294	59	5	214	45	7	221	49

Asia	25	1,156	232	23	1,122	220	24	1,114	219

Brunei	2	61	14	1	52	11	1	51	10
Indonesia	18	791	168	17	731	154	18	739	155
Myanmar	—	132	16	—	150	18	—	129	16
Thailand	5	172	34	5	189	37	5	195	38

	2003			2002			2001

	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total	Liquids	Natural Gas	Total
Consolidated subsidiaries	(kb/d)	(Mcf/d)	kboe/d	(kb/d)	(Mcf/d)	kboe/d	(kb/d)	(Mcf/d)	kboe/d

Middle East	140	37	146	152	62	163	100	—	100

Iran	50	—	50	38	—	38	22	—	22
Qatar	29	1	29	34	4	35	17	—	17
Syria	34	36	40	54	58	64	32	—	32
U.A.E.	19	—	19	18	—	18	19	—	19
Yemen	8	—	8	8	—	8	10	—	10

South America	130	363	196	116	297	170	102	283	153

Argentina	12	284	64	14	249	59	15	243	59
Bolivia	2	51	11	—	24	5	—	15	3
Colombia	32	28	37	39	24	43	54	25	58
Venezuela	84	—	84	63	—	63	33	—	33

Others	8	—	8	5	—	5	6	—	6

Russia	8	—	8	5	—	5	6	—	6

Total consolidated production	1,379	4,540	2,210	1,354	4,299	2,137	1,196	3,839	1,897

Equity and non-consolidated affiliates
Africa	34	—	34	10	—	10	9	—	9
Middle East	248	246	295	225	233	269	249	222	291
Rest of the world	—	—	—	—	—	—	—	—	—

Total equity and non-consolidated affiliates	282	246	329	235	233	279	258	222	300

Worldwide production	1,661	4,786	2,539	1,589	4,532	2,416	1,454	4,061	2,197

      Consistent with industry practice, TOTAL often holds a percentage interest in its acreage rather than a 100% stake, with the balance being held by joint venture partners (which may include other oil companies, state oil companies or government entities). TOTAL frequently acts as operator (the party responsible for technical operation of production) on acreage in which it holds an interest. See “Presentation of Activities by Geographic Area” below for descriptions of the principal producing fields of the Upstream segment.

      Substantially all of the crude oil production of the Upstream segment is sold to the Downstream segment which in turn uses a portion in downstream operations and markets a portion of the production to customers throughout the world. See “Downstream — Trading and Supply”.

      The majority of TOTAL’s natural gas production is sold under long-term contracts. However, its North American production is sold on a spot basis as is part of its United Kingdom, Norwegian and Argentine production. The long-term contracts under which TOTAL sells its natural gas and LNG production usually provide for a price related to, among other factors, average crude oil and other petroleum product prices as well as, in some cases, a cost of living index. Although the price of natural gas and LNG tends to fluctuate in line with crude oil prices, there is a delay before changes in crude oil prices are reflected in long-term natural gas prices. Because of the relation of the contract price of natural gas and crude oil prices, contract prices are not generally affected by short-term market fluctuations in the spot price of natural gas. See “Supplemental Oil and Gas Information (Unaudited)” included elsewhere herein.

Presentation of Production Activities by Geographic Area

      The table below sets forth by geographic area TOTAL’s principal producing fields, the year in which TOTAL’s activities commenced, the type of production and whether TOTAL is operator of the field.

MAIN PRODUCING FIELDS AT DECEMBER 31, 2003

Main
			Main Group-operated	non-Group-operated
		Year of entry	producing fields	producing fields	Liquids (L)
		into the country	(Group share %)(1)	(Group share %)	or Gas (G)

Europe	France	1939	Lacq (100.00%)		L, G
	Netherlands	1964	F15a (32.47%)		G
			J3a (30.00%)		G
			K1a (40.10%)		G
			K4a (50.00%)		G
			K4b/K5a (26.06%)		G
			K5b (25.00%)		G
			K6/L7 (56.16%)		G
			L4a (55.66%)		G
			Leeuwarden (92.78%)		G
			Zuidwal (42.21%)		G
				Markham unitized field (14.75%)	G
	Norway	1965	Frigg (37.79%)		G
				Aasgard (7.65%)	L, G
				Ekofisk (39.90%)	L, G
				Eldfisk (39.90%)	L, G
				Embla (39.90%)	L, G
				Glitne (21.80%)	L
				Heimdal (26.33%)	G
				Hod (25.00%)	L
				Huldra (24.33%)	L, G
				Oseberg (10.00%)	L, G
				Sleipner East (10.00%)	L, G
				Sleipner West (9.41%)	L, G
				Snorre (5.95%)	L
				Statfjord East (2.80%)	L
				Sygna (2.52%)	L
				Tor (48.20%)	L, G
				Tordis (5.60%)	L
				Troll (3.69%)	L, G
				Tune (20.00%)	L
				Vale (24.24%)	L, G
				Valhall (15.72%)	L
				Vigdis (5.60%)	L
				Visund (7.65%)	L, G
	United Kingdom	1962	Alwyn North, Dunbar, Ellon, Grant, Nuggets (100.00%)		L, G
			Elgin-Franklin		L, G
(EFOG 46.17%)(2)
			Frigg (39.18%)		G

Main
			Main Group-operated	non-Group-operated
		Year of entry	producing fields	producing fields	Liquids (L)
		into the country	(Group share %)(1)	(Group share %)	or Gas (G)

			Otter (54.30%)		L
				Alba (12.65%)	L
				Armada (12.53%)	G
				Bruce (43.25%)	L, G
				Caledonia (12.65%)	L
				ETAP (Mungo,	L, G
Monan) (12.43%)
				Keith (25.00%)	L, G
				Markham unitized field (7.35%)	G
				Nelson (11.53%)	L
				SW Seymour (25.00%)	L
Africa
	Algeria	1952
				Hamra (100%)	L
				Ourhoud (18.00%)(3)	L
				RKF (45.28%)(3)	L
				Tin Fouye	L, G
Tabankort (35.00%)
	Angola	1953	Blocks 3-80 (37.50%), 3-85 and 3-91 (50.00%)		L
			Girassol, Jasmim (Block 17) (40.00%)		L
				Block 2-85 (27.50%)	L
				Cabinda (Block 0) (10.00%)	L
				Kuito (Block 14) (20.00%)	L
	Cameroon	1951	Ekoundou (25.50%)		L
			Kombo (25.50%)		L
				Mokoko (10.00%)	L
	Congo	1928	Nkossa (51.00%)		L
			Sendji (55.25%)		L
			Tchendo (65.00%)		L
			Tchibeli (65.00%)		L
			Tchibouela (65.00%)		L
			Yanga (55.25%)		L
				Loango (50.00%)	L
				Zatchi (35.00%)	L
	Gabon	1928	Anguille, Torpille (100.00%)		L
			Atora (40.00%)		L
			Avocette, Coucal (57.50%)		L
			Baudroie Marine (50.00%)		L
			Gonelle (100.00%)		L
			Hylia, Vanneau (75.00%)		L
				Rabi (47.50%)	L

Main
			Main Group-operated	non-Group-operated
		Year of entry	producing fields	producing fields	Liquids (L)
		into the country	(Group share %)(1)	(Group share %)	or Gas (G)

	Libya	1959	Al Jurf (37.50%)		L
			Mabruk (75.00%)		L
				El Sharara (7.50%)	L
	Nigeria	1962	OML 57 (40.00%)		L
			OML 58 (40.00%)		L, G
			OML 99 (Amenam- Kpono 30.40%)		L
			OML 100 (40.00%)		L
			OML 102 (40.00%)		L
				Shell Petroleum Development Company fields (SPDC 10.00%)	L, G
North America
	United States	1964	Aconcagua (50.00%)		G
			Bethany (94.86%)		G
			Blue (75.00%)		G
			Maben (54.07%)		G
			MacAllen-Pharr (93.90%)		G
			Matterhorn (100.00%)		L, G
			Slick Ranch (91.37%)		G
			Virgo (64.00%)		G
				Camden Hills (16.67%)	G
				MacAllen-Ranch (20.02%)	G
	Canada	2000		Surmont (43.50%)	L
Asia
	Brunei	1987	Maharaja Lela Jamalulalam (37.50%)		L, G
	Indonesia	1968	Bekapai (50.00%)		L, G
			Handil (50.00%)		L, G
			Peciko (50.00%)		L, G
			Tambora/Tunu (50.00%)		L, G
				Nilam (9.29%)	G
				Nilam (10.58%)	L
	Myanmar	1992	Yadana (31.24%)		G
	Thailand	1990		Bongkot (33.33%)	L, G

				Main
			Main Group-operated	non-Group-operated
		Year of entry	producing fields	producing fields	Liquids (L)
		into the country	(Group share %)(1)	(Group share %)	or Gas (G)

Middle East
	Abu Dhabi	1939	Abu Al BuKhoosh (75.00%)		L
				Abu Dhabi offshore (13.33%)(4)	L
				Abu Dhabi onshore (9.50%)(5)	L
	Dubai	1954		Dubai offshore (27.50%)(6)	L
	Iran	1954	Dorood (55.00%)(7)		L
			South Pars 2 & 3 (40.00%)(8)		L, G
				Balal (46.75%)(9)	L
				Sirri A & E (60.00%)(10)	L
	Oman	1937		Various fields onshore (4.00%)(11)	L
	Qatar	1938	Al Khalij (100.00%)		L
				North Field (20.00%)	L, G
	Syria	1988	Jafra/ Qahar (50.00%)		L
				Deir Ez Zor (50.00%)	L, G
	Yemen	1987	Kharir/Atuf (28.57%)		L
				Jannah permit (Block 5) (15.00%)	L
South America
	Argentina	1978	Aguada Pichana (27.27%)		L, G
			Argo (37.50%)		L
			Canadon Alfa (37.50%)		L, G
			Hidra (37.50%)		L
			San Roque (24.71%)		L, G
	Bolivia	1995		San Alberto (15.00%)	L, G
				San Antonio (15.00%)	L, G
	Colombia	1973		Cupiagua (19.00%)	L
				Cusiana (19.00%)	L, G
	Venezuela	1981	Jusepin (55.00%)		L
				Zuata (Sincor) (47.00%)	L
Others
	Russia	1989	Kharyaga (50.00%)		L

(1)	The Group’s financial interest in the local entity is approximately 100% in all cases except TOTAL Gabon (57.9%), TOTAL E&P Cameroun (75.8%), Abu Dhabi and Oman (see notes 2 through 11 below).

(2)	TOTAL has a 35.8% indirect interest in Elgin Franklin via its participation in EFOG.

(3)	TOTAL has a 18% indirect interest in the Ourhoud field and a 45.3% indirect interest in the RKF field via its participation in CEPSA (equity affiliate).

(4)	Via ADMA (equity affiliate), TOTAL has a 13.3% interest and participates in the operating company, Abu Dhabi Marine Operating Company.

(5)	Via ADPC (equity affiliate), TOTAL has a 9.5% interest and participates in the operating company, Abu Dhabi Company for Onshore Oil Operation.

(6)	TOTAL has a 25% indirect interest via Dubai Marine Areas (equity affiliate) plus a 2.5% direct interest via Total E&P Dubai.

(7)	TOTAL is the operator of the development of Dorood field with a 55.0% interest in the foreign consortium.

(8)	TOTAL is the operator for phases 2 & 3 of the South Pars field. The Group has a 40.0% interest in the foreign consortium.

(9)	TOTAL has transferred operatorship to NIOC (National Iranian Oil Company) for the Balal field. The Group has a 46.8% interest in the foreign consortium.

(10)	TOTAL has transferred operatorship to NIOC for the Sirri A & E fields. The Group has a 60.0% interest in the foreign consortium.

(11)	Via POHOL (equity affiliate), TOTAL has a 4.0% interest in the operator, Petroleum Development Oman LLC. TOTAL also has a 5.5% interest in the Oman LNG facility.

Principal Activities

Europe

      TOTAL’s average production in Europe was 880 kboe/d in 2003, up 1% from 873 kboe/d in 2002, representing 35% of its 2003 production.

France

      TOTAL’s principal gas fields in France, located in the Southwest and in particular at Lacq-Meillon (TOTAL-operated 100%), and several smaller gas and oil fields in the same region and in the Paris basin produced an average of 38 kboe/d in 2003, compared to 43 kboe/d in 2002. The “Lacq 2005” project which aims to reinforce industrial safety standards and optimize TOTAL’s existing exploitation processes at the Lacq-Meillon field regarding gas treatment was approved and is being implemented.

Italy

      The development plan for the Tempa Rossa field in the Gorgoglione concession (TOTAL-operated 50%) has been finalized and submitted to the regional authorities for their final approval.

The Netherlands

      TOTAL is the second-largest gas operator in the Netherlands with average operated production of 117 kboe/d and an average Group share of 58 kboe/d in 2003. Several development wells were drilled in 2003: K4BE3, F15A5, K6DN4 side track and K5D1 side track to improve their performances. The K5PK compression project was completed in September 2003. The first phase of the revamping activities on the platforms of the L7 area of production, replacing corroded items with new technology equipment, has been completed.

Norway

      In Norway, the country with the largest contribution to the Group’s oil and gas production, production increased by 1% in 2003 compared with 2002, reaching an average of 405 kboe/d, of which 176 kboe/d originated from the Ekofisk area (TOTAL 39.9%). The extension to the Vigdis field in the Tampen Area (TOTAL 5.6%) started production in October 2003.

      The plan to dismantle activities at the Frigg field (TOTAL-operated 77%) went successfully through the validation process under the OSPAR convention (The Convention for the Protection of the Marine Environment of the Northeast Atlantic signed by 14 countries) and has been approved by the Norwegian and British authorities.

      The development project for the Skirne gas and condensate field (TOTAL-operated 40%) has been finalized and production started in early March 2004. The development of the Alpha North gas and condensate field in the Sleipner Area (TOTAL 9.4%), and the development of the Visund gas field (TOTAL 7.7%), both approved in 2002, as well as the development of the J structure at Oseberg South (TOTAL 10%), approved in 2003, are ongoing. Production at the Alpha North field and the J structure is planned to begin in 2004, while production at the Visund field is planned to begin in 2005.

      The major onshore and offshore development and construction contracts for the Snøhvit natural gas and LNG project (TOTAL 18.4%) have been awarded. Construction on the LNG facilities is progressing and construction of the offshore installations is scheduled to begin in 2004.

      The Norwegian authorities approved the Ekofisk Area Growth project (TOTAL 39.9%) in June 2003 and the Oseberg West Flank oil development (TOTAL 10%) in December 2003. Production for both of these projects is scheduled to start in 2005.

United Kingdom

      TOTAL’s average production from the UK North Sea amounted to 379 kboe/d in 2003, a 3% increase when compared to 2002. The West Franklin exploration well (TOTAL-operated 46.2%), drilled from the Franklin platform, encountered gas-condensate in Jurassic reservoirs. The well was tested at 1.0 Mm3/d of gas and 2 kb/d of condensate. The Affleck appraisal well, drilled on block 30/19a (TOTAL 17.5%), confirmed the accumulation of oil. The evaluation of reserves is in progress. The SW Seymour exploration well (TOTAL 25.0%) was tied-in to the Armada platform and put into production in March 2003, less than five months after the discovery, and has produced an average of 7 kboe/d in 2003. The N4 field, the last of the four structures of the Nuggets complex to be developed in the Alwyn area, was put into production in October 2003 at a rate of 1.6 Mm3/d. The Elgin-Franklin high-pressure/high-temperature field (TOTAL-operated 46.2%) produced an average of 225 kboe/d in 2003.

Africa

      TOTAL’s average production in Africa (including its share through equity affiliates) was 723 kboe/d in 2003, up 8% from 671 kboe/d in 2002, representing 28% of its total production in 2003. TOTAL has major exploration and production activities in North Africa and West Africa, primarily in the countries bordering on the Gulf of Guinea.

Algeria

      TOTAL’s average production was 115 kboe/d in 2003, compared to 98 kboe/d in 2002, obtained from the Hamra and Tin Fouye Tabankort fields and from its 45.3% interest in its equity affiliate Cepsa, which is involved in the RKF and Ourhoud fields. The Ourhoud field (Cepsa 39.8%) reached its production plateau at a rate of 230 kb/d in 2003. Also, in 2003 TOTAL obtained the exploration rights for the Béchar block under the fourth round of permit awards, subject to ratification by the Algerian authorities. In December 2003, the first exploration well was started under the Rhourde El Sid permit in the Birkine basin. Exploration activities have continued in 2003 in the Timimoun Basin awarded to TOTAL in 2002.

Angola

      TOTAL’s average production stabilized at 160 kboe/d in 2003, compared to 162 kboe/d in 2002 (including its share of equity affiliates), coming primarily from Block 17 (TOTAL-operated 40%), Block 0 (TOTAL 10%) and Block 3 (TOTAL-operated, with an interest of 37.5% in block 3/80 and of 50% in blocks 3/85-3/91).

      The performance of the Girassol field and the start-up of production for the Jasmim field in early November 2003 led to an increase in the production rate to an average of 230 kb/d from the date of the Jasmim start-up reaching an average rate of 215 kb/d in 2003, compared to 193 kb/d in 2002. The Dalia development project, which relies on a development scheme similar to that for the Girassol field, was approved by the local authorities in April 2003, with production estimated to be 225 kb/d and expected to begin in the second half of 2006. In 2003, discoveries were made at the Hortensia and Acacia fields, bringing the total number of discoveries made on Block 17 to fifteen.

      On Block 14 (TOTAL 20%), the start-up of phase 2A of the Kuito field increased the production level to 80 kb/d. The Benguela-Belize-Lobito-Tomboco project was approved by local authorities in March 2003. A discovery was made on the Negage-1 well in September 2003.

      In Ultra Deep Offshore, the discoveries at the Canela-1 and Gindungo wells on Block 32 (TOTAL-operated 30%) and the Saturno-1 and Marte-1 wells on Block 31 (TOTAL 5%) confirmed the potential for exploration in these areas.

      The Group has also worked with its partners on the Angola LNG project (TOTAL 13.6%) which aims to valorize gas resources in Angola through liquefaction facilities.

Cameroon

      TOTAL’s average production in 2003 was 14 kboe/d compared to 15 kboe/d in 2002. TOTAL E & P Cameroun, a subsidiary which is 75.8% owned by the Group, 20% owned by the National Oil Company (SNH, or Société Nationale des Hydrocarbures) and 4.2% owned by minority shareholders, operates 65% of the overall production of the country and owns interests in the majority of the concessions of exploitation granted by the Republic of Cameroon.

Congo

      TOTAL produced an average of 91 kboe/d in 2003, compared to 103 kboe/d in 2002, and owns interests ranging from 25.5% to 100% in exploration and production licenses located offshore, including the Nkossa field (TOTAL-operated 51%) and the Tchibouela field (TOTAL 65%), which are its main producers. Within the framework of an agreement signed in 2003 with the Republic of Congo, TOTAL has assigned its 65% interest in the Likouala concession. The MTPS (Mer Très Profonde Sud) exploration permit, which was initially to end in 2001, has been extended once again for an additional year up to the end of 2004. TOTAL (through its affiliates TOTAL E&P Congo and TOTAL E&P Angola) has a 35.5% interest in a joint development area (ZIC), which encompasses the southern portion of the former Haute Mer permit (Congo) and the northern portion of Block 14 (Angola). In 2003, TOTAL was awarded the Haute Mer C exploration permit (TOTAL-operated 100%). The related production sharing contract is in the process of final approval.

Gabon

      TOTAL’s average production in 2003 was 105 kboe/d, an increase of 4% compared to 2002. TOTAL Gabon (which was formerly named Elf Gabon) operates about 30 concessions and exploration and production licenses. TOTAL’s major producing fields are the Rabi-Kounga (TOTAL 47.5%), Atora (TOTAL-operated 40%), Baudroie (TOTAL-operated 50%), Avocette (TOTAL-operated 57.5%), Anguille (TOTAL-operated 100%) and Torpille (TOTAL-operated 100%) fields. TOTAL Gabon’s shares, which are listed on Euronext Paris, are held by TOTAL (58%), the Republic of Gabon (25%) and the public (17%). In 2003, TOTAL Gabon signed a production sharing contract which extended the Rabi-Kounga field license until 2013 with the possibility of extensions for two additional five-year periods at the option of TOTAL.

Libya

      TOTAL’s average production in 2003 was 42 kboe/d, compared to 36 kboe/d in 2002, coming mainly from the Mabruk (TOTAL-operated 75%) and the El Sharara onshore fields (TOTAL 7.5%) and the Al Jurf offshore field (Block NC 137, TOTAL-operated 37.5%), which started production in September 2003. The development of structure B on Block C 137 continued and is expected to have a production plateau of 40 kboe/d. Exploration in the Murzuk basin (Block NC 191, TOTAL-operated 100%) continued in 2003 and two wells are expected to be drilled in 2004. The A structure of El Sharara (Block NC 186, TOTAL 24.0%) began production in November 2003, with average production of 8 kb/d.

Morocco

      In 2003, TOTAL continued its seismic studies in the Dakhla offshore zone.

Mauritania

      In 2003, TOTAL signed a preliminary survey contract for two blocks in the Taoudeni basin.

Nigeria

      TOTAL’s average production was 196 kboe/d in 2003, compared to 156 kboe/d in 2002. The fields operated by TOTAL, which include those operated in association with the Nigerian National Petroleum Corporation (NNPC 60%, TOTAL 40%) and the Amenam offshore field (TOTAL 30.4%), accounted for approximately 40% of TOTAL’s Nigerian production in 2003. The Amenam offshore field started production in July 2003 and should reach its production plateau of 125 kb/d in 2004. The remainder of TOTAL’s production is obtained from various concessions operated by the SPDC joint-venture (TOTAL 10% interest).

      TOTAL has made a significant extension of the Usan field discovery in the deepwater Oil Prospecting License 222 (TOTAL-operated 20%) offshore southeastern Nigeria. Two zones were tested by the Usan-4 well which has confirmed the presence of commercial quantities of oil, as well as potential quantities in previously untested reservoirs. TOTAL is also a partner (12.5%) under a production sharing agreement in the deep offshore OML 118 permit on which the Bonga field is currently being developed and is expected to enter into production in 2005.

      TOTAL owns a 15% interest in Nigeria LNG Company, a LNG plant with a capacity of 9 Mt/y produced by three liquefaction trains (trains are facilities for compressing, liquefying, storing and off-loading natural gas). Gross production was 8.9 Mt of LNG and 3.7 Mb of condensates in 2003. The construction of the fourth and fifth LNG trains has started and these trains are scheduled to be operational in 2005.

North America

      TOTAL’s average production in North America was 59 kboe/d in 2003, up slightly from 45 kbep/d in 2002, representing 2% of its total 2003 production.

Canada

      Since 1999, TOTAL has participated in a pilot plant for the Surmont permit (TOTAL 43.5%) in Athabasca, Alberta to test Steam Assisted Gravity Drainage technology to produce bitumen in tar sands. In December 2003, all the partners approved the first development phase, with production scheduled to begin in 2006 with the objective of obtaining a gross production plateau of 27 kboe/d.

United States

      TOTAL’s average production in the United States was 59 kboe/d in 2003, compared to 45 kboe/d in 2002. Since September 2002, the Canyon Express system has delivered gas from the Aconcagua (TOTAL-operated 50%), Camden Hills (TOTAL 16.6%) and King’s Peak fields. The Matterhorn field (TOTAL-operated 100%) in deep-water Gulf of Mexico, whose development was launched in 2001, started production in November 2003, with a capacity of 40 kboe/d from a tension platform in 850 meters of water. In 2003, TOTAL finalized its exploration plan for the 20 blocks acquired in the NPRA (National Petroleum Reserve of Alaska) in 2001. Also during 2003, TOTAL acquired 21 new deep offshore blocks in the Gulf of Mexico, bringing its total number of offshore blocks in the Gulf of Mexico to 149, and continued streamlining its portfolio.

Asia (outside Middle East)

      TOTAL’s average production in Asia was 232 kboe/d in 2003, up 5% from 220 kboe/d in 2002, representing 9% of its total 2003 production.

Brunei

      On Block B in the deep offshore Brunei Darussalam area (TOTAL-operated 37.5%), production from the Maharaja Lela Jamalulalam field was an average of 14 kboe/d in 2003, compared to 11 kboe/d in 2002. Two new wells were put in production in 2003. The construction of an offshore compression project on one of the existing platforms was launched at the end of 2002, with start-up expected in 2006. The production sharing agreement for the deep offshore Block J (TOTAL-operated 60%) was signed in March 2003. Exploration work on Block J (5,000 square kilometers) has been temporarily suspended due to a border dispute with Malaysia.

Indonesia

      In 2003, TOTAL’s average production was 168 kboe/d, compared to 154 kboe/d in 2002. TOTAL Indonesia celebrated a gas production record of 2,640 Mcf/d on July 16, 2003 (average gas production was 2,340 Mcf/d in 2003). TOTAL’s operations in Indonesia are concentrated on the Mahakam permit (TOTAL-operated 50%), which contains several fields, particularly Peciko and Tunu, the largest gas fields in the East Kalimantan area. TOTAL’s natural gas production is delivered to PT BADAK, the Indonesian company which operates Bontang, the largest LNG plant in the world. This LNG is the subject of long-term contracts with customers in Japan, Korea and Taiwan, primarily for use in their power stations. The total capacity of the eight liquefaction trains at the Bontang plant is 22 Mt/y. Nearly all of Bontang’s capacity has been contracted until 2010. Currently, approximately 64% of the gas supplied to Bontang comes from TOTAL-operated production on the Mahakam permit. This contribution is expected to increase to 70% by 2010. The development of the Peciko field continued with the implementation of Phase 3 and Phase 4 (one additional platform was installed in 2003, a second platform was installed in early 2004, and onshore compression facilities will be installed in 2004). On the nearby Tunu field, a new phase of development (Phase 9) is in progress and planned to enter into operation in 2004.

Malaysia

      TOTAL acquired a 42.5% interest in the deep offshore Block SKF in 2001. One exploration well is planned for 2004.

Myanmar

      The Yadana field (TOTAL-operated 31.2%), located on Blocks M5 and M6, increased gas deliveries to PTT plc destined for power plants in Thailand to 586 Mcf/d in 2003. TOTAL also supplied 37 Mcf/d of gas to the domestic market compared to 25 Mcf/d in 2002). In 2003, TOTAL’s average production was 16 kboe/d, compared to 18 kboe/d in 2002.

Pakistan

      TOTAL operates, with a share of 40%, two deep offshore (1,700-3,400 meters of water) exploration blocks of 7,500 square kilometers each in the Sea of Oman. Drilling of an exploration well is planned for 2004.

Thailand

      In 2003, TOTAL’s average production from the Bongkot field was 34 kboe/d, compared to 37 kboe/d in 2002. Long-term contracts provide for the sale of all natural gas production from the Bongkot field (TOTAL 33.3%) to PTT plc, a state-owned Thai company. This gas is resold by PTT plc to several local users. PTT plc did not take delivery of the entire contractual quantity in 2003 due to a commercial discussion with TOTAL regarding the mercury content of the Bongkot gas, even though the existing gas facilities are equipped to handle the matter. This discussion has now been concluded, and an agreement in principle has been reached to deliver these quantities in 2004 and 2005. All of the condensate produced from Bongkot is also sold to PTT plc. Phase 3C of development continued, with the installation of one wellhead platform and its wells completed in 2003, and a desulphuration platform planned to be installed near the end of 2004. A new floating condensate storage facility was put into service in January 2003.

Middle East

      TOTAL’s average production in the Middle East (including its share through equity affiliates) was 441 kboe/d in 2003, up 2% from 432 kboe/d in 2002, representing 17% of its total 2003 production.

Iran

      TOTAL has four buy-back contracts in Iran, with average production of 50 kboe/d in 2003. The Sirri A&E fields (TOTAL 60.0% interest in the foreign consortium), are now operated by the state-owned National Iranian Oil Company (NIOC). Production on the offshore South Pars Phase 2 and 3 gas and condensate fields (TOTAL-operated 40% interest in the foreign consortium) continued at an average rate slightly over 2 Bcf/d and 85 kb/d of condensate. The hand-over of operations by TOTAL to NIOC is in progress. However, TOTAL will be providing technical operational and management assistance to NIOC after the hand-over. The development of the Balal offshore oil field (TOTAL-operated 55% interest in the foreign consortium) was completed and operations of the main facilities have been handed over to the NIOC. The drilling campaign is close to completion, and production is in line with expectations at 40 kboe/d. Development of the Dorood field (TOTAL-operated 55% interest in the foreign consortium) is progressing, and production of the first phase was steady at 15 kb/d during 2003. In February 2004, the Group signed a shareholders agreement among NIOC (50%), TOTAL (30%) and Petronas (20%) to create a new company known as Pars LNG, the first stage in the development of a long-term partnership to produce LNG.

Kuwait

      In 2003, the Group continued its assistance to the Kuwait Oil Company (KOC) under the agreement between the two companies that calls for TOTAL to provide technical assistance and support for KOC’s upstream operations.

      TOTAL has a 20% share in the consortium, led by ChevronTexaco, organized to participate in the bidding process, which was resumed in June 2003, for production activities at oil fields in northern Kuwait.

Oman

      The Oman LNG liquefaction plant (TOTAL 5.5%) produced 7.0 Mt in 2003, compared to 6.6 Mt in 2002, which was principally marketed through long-term contracts in Korea and Japan supplemented by short-term contracts and spot sales. After debottlenecking in 2003, capacity is now at its maximum of 7 Mt/y. Oman LNG has taken an interest of 36.8% (corresponding to an effective 2.0% interest for TOTAL) in a new company, Qalhat LNG, created by the Government of Oman and the Spanish company Union Fenosa to construct a new liquefaction train with a planned capacity of 3.6 Mt/y. Studies to assess the hydrocarbon potential of exploration Block 34 (TOTAL 100%) are continuing. TOTAL owns a 4% interest in Petroleum Development Oman (PDO), which produced 28 kboe/d in 2003 (Group share).

Qatar

      TOTAL produced an average of 54 kboe/d in Qatar in 2003, compared to 58 kboe/d in 2002. TOTAL holds a 20% interest in the upstream operations of Qatargas, which produces natural gas and condensates from one block of the offshore North Field, and a 10% interest in the Qatargas liquefaction facilities. The three LNG trains at this facility produced 8.2 Mt in 2003 compared to 7.6 Mt in 2002. A debottlenecking project is being implemented to increase plant capacity to 9.7 Mt/y by 2006. In December 2001, an agreement was signed with Qatar Petroleum to sell 2 Bcf/d of Qatari gas produced by the Dolphin Project (TOTAL 24.5%) for 25 years starting in 2006. The gas will be produced from the North Field in Qatar and transported to the United Arab Emirates through a 380 kilometer gas pipeline. In December 2003, the evaluation program for the production area was successfully completed and the Qatari authorities approved the Dolphin Project final development plan. The project is expected to cost $4 billion. Work is continuing on the third phase of development of the Al Khalij field (TOTAL-operated 100%), which is planned to increase production capacity by 20 kb/d.

Syria

      In 2003, TOTAL’s average production was 40 kboe/d, obtained mainly from the Jafra and Qahar fields under the Deir Ez Zor permit (TOTAL 50%). The Deir Ez Zor gas and condensate project (TOTAL 50%), which has progressively been brought into operation since the end of 2001, collects, processes and transports approximately

175 Mcf/d of associated gas produced under the Deir Ez Zor permit. The project has achieved a significant reduction of associated gas flaring and has reduced the green house gas emissions in the region.

Saudi Arabia

      On November 15, 2003, TOTAL signed an agreement with the government of the Kingdom of Saudi Arabia to form a joint venture with the national oil company, Saudi Aramco, for the exploration of gas in an area of 200,000 square kilometers in the southern part of the Rub Al-Khali. TOTAL will hold a 30% interest in the joint venture.

United Arab Emirates

      TOTAL’s activities are located in Abu Dhabi and Dubai. TOTAL’s average production was 248 kboe/d in 2003, compared to 216 kboe/d in 2002. The Group’s fields are located onshore (Asab, Bab, Bu Hasa, Sahil and Shah) and offshore (Umm Shaif, Zakum, Abu Al Bu Khoosh, and Fateh). TOTAL has a 15% interest in Abu Dhabi Gas Industries (GASCO), which produces butane, propane and condensate from the associated gas produced from onshore fields. TOTAL also has a 5% interest in Abu Dhabi Gas Liquefaction Company (ADGAS), which produces LNG, LPG and condensate from natural gas coming from offshore fields, both gas associated with oil production and non-associated gas. In addition, TOTAL has a 30% interest in Ruwais Fertilizer Industries (FERTIL) which produces ammonia and urea from methane produced by the Abu Dhabi National Oil Company (ADNOC). TOTAL, acting as the leader of a consortium (50/50) formed with Tractebel, completed the extension of the Taweelah A1 power and desalination plant, which began operating in April 2003. TOTAL is a shareholder (24.5%) in Dolphin Energy Limited which will market the gas produced by the Dolphin Project in Qatar in the United Arab Emirates. The gas sale contracts for the project were signed in October 2003 and the Qatari authorities approved the final development plan in December 2003.

Yemen

      The East Shabwa permit’s (TOTAL-operated 28.6%) average gross production was 23 kb/d and the Jannah permit’s (TOTAL 15%) average gross production was 43 kb/d in 2003. TOTAL is the main shareholder with a 42.9% stake in the Yemen LNG Company for which the Yemeni government has approved the export of 6 Mt/y LNG that is intended to be produced from the gas reserves in the Marib region.

South America

      TOTAL’s average production in South America was 196 kb/d in 2003, up 15% from 170 kboe/d in 2002, representing 8% of its total 2003 production.

Argentina

      TOTAL’s average production in 2003 was 64 kboe/d, compared to 59 kboe/d in 2002. In 2003, the Aguada Pichana field medium pressure compression plant (TOTAL-operated 27.3%) started-up and a new medium pressure compression project was launched at the San Roque field (TOTAL-operated 24.7%). These plants are intended to maintain gas production at its plateau for these fields. Also in 2003, construction continued on the offshore facilities for the Carina-Aries (TOTAL-operated 37.5%) gas development (offshore Terra del Fuego) launched in 2001. In 2002, the decision was taken to suspend offshore drilling and the construction of onshore facilities for this development due to the Argentine economic crisis. In 2003, it was decided to resume the development of the project with the goal of beginning production in 2005.

Bolivia

      TOTAL owns seven permits in Bolivia. These include San Alberto and San Antonio, which have producing fields (TOTAL 15%), and five exploration permits (Blocks XX West, TOTAL-operated 41%; Bereti, TOTAL-operated 100%; Aquio and Ipati, both TOTAL-operated 80%; and Rio Hondo, TOTAL-operated 50%). An exploration well, Itau X3 in Block XX West, was completed mid-2003 without reaching the expected results. The

Sabalo field, whose development was launched in 2001 under the San Antonio permit, started production early in 2003. As development of the San Alberto field continues, the San Alberto 14 well was drilled in 2003. The results were taken into account and will contribute to future production. In 2003, the average production from the San Alberto and San Antonio fields was 11 kboe/d, compared to 5 kboe/d in 2002. However, Petrobras did not take the entire 2003 contractual quantities provided by the take or pay contract, and commercial discussions are in progress. The Transierra pipeline (“Gasyr” TOTAL 11%) started operating in April 2003.

Brazil

      After analyzing the results from the drilling the Anambe well in deep-offshore block BC-2 (TOTAL-operated, 35%) in 2003, no further exploration activity is planned and, with the exception of the zone in which the Curio discovery was made, the exploration permit was released.

Colombia

      TOTAL’s average production from the Cusiana and Cupiagua oil fields (TOTAL 19%) was 37 kboe/d in 2003, compared to 43 kboe/d in 2002. A “sparse” 3-D seismic survey conducted in 2002 on the Tangara permit (TOTAL 55%) was finalized and interpreted in 2003. An exploration well is scheduled in 2004. The Gaitanas exploration permit (TOTAL 70%) was relinquished in 2003.

Trinidad and Tobago

      On Block 2c (TOTAL 30%) located in the shallow waters of Trinidad, the development of the Grand Angostura field was launched in March 2003. This development is progressing as planned and drilling has started on the first wellhead platform, with production expected to begin in 2005. On Block 3a (TOTAL 10%), exploration has started with the drilling of the Delaware (gas discovery), Bimurraburra (dry) and Puncheon (in progress) wells.

Venezuela

      TOTAL’s average production was 84 kboe/d in 2003, compared to 63 kboe/d in 2002. In spite of the national strike at the beginning of 2003, Sincor (TOTAL 47%) had an average gross production of 160 kb/d of extra heavy oil over the year 2003. The capacity tests for the production of synthetic oil provided for under the contractual arrangements were successfully conducted. On the Jusepin oil field (TOTAL-operated 55%), two new wells were drilled in 2003 and the newly constructed water injection system was put in operation. The first phase of development of the Yucal Placer (TOTAL 69.5%) gas field was particularly affected by the national strike. The drilling program has now been completed and production commenced in April 2004.

Commonwealth of Independent States (CIS)

      TOTAL’s average production in the Commonwealth of Independent States (CIS) was 8 kboe/d in 2003, up slightly from 5 kboe/d in 2002, representing less than 1% of its total 2003 production.

Azerbaijan

      In February 2003, the Shah Deniz joint venture (TOTAL 10%) decided to proceed with phase one of development of the Shah Deniz gas field. At the end of 2003, the second development well of the Shah Deniz field was underway and the main contracts for construction were awarded. The South Caucasian Pipeline Company (SCPC, TOTAL 10%) started construction of a gas pipeline from Baku to the Turkish border. This pipeline will use the same route as the Baku-Tbilissi-Ceyhan (BTC) oil pipeline in Azerbaijan and Georgia. Construction of the BTC oil pipeline, which began in August 2002, is continuing. This pipeline, owned by the BTC Company (TOTAL 5%), will link Baku to the Mediterranean Sea. No further exploration activities are contemplated on the Lenkoran-Talysh permit (TOTAL-operated 35%) or on the Absheron permit (TOTAL 20%).

Kazakhstan

      TOTAL increased its participation in the North Caspian Sea permit from 16.7% to 20.4%, on the occasion of the sale of British Gas’ interest (pending closing). Drilling activities on this permit continued in 2003, with four rigs in activity. Evaluation of the Kashagan field continued with the testing of the Kashagan East-4 and East-5 wells and the drilling of the Kashagan East-6 well. A total of five appraisal wells have now confirmed the Kashagan field discovery in addition to another two discovery wells, one on Kashagan East-1 and the other on Kashagan West-1. A development plan approved by the North Caspian Sea consortium was submitted to the Kazakhstan authorities in December 2002 who had agreed in June 2002 to the declaration of commerciality of the field, and TOTAL booked reserves in Kashagan for the first time at December 31, 2002. Although TOTAL had anticipated that the development plan would be approved by the Kazakhstan authorities early in 2003, approval was received on February 25, 2004. Preliminary infrastructure construction has started, engineering studies continuing and the front-end engineering and design for the first two phases of development have been completed. Elsewhere in the permit area, exploratory drilling yielded positive results, with hydrocarbons discoveries at each of the Kashagan South-West, Aktote and Kairan structures.

Russia

      TOTAL’s average production was 8 kboe/d in 2003, compared to 5 kboe/d in 2002. Phase two of the development of the Kharyaga field (TOTAL-operated 50%) started at the beginning of 2003 with a production target of 30 kboe/d. The production sharing agreement between TOTAL and the Russian Federation is currently the subject of arbitration proceedings brought by TOTAL and its partners under the UNCITRAL (United Nations Commission on International Trade Law) arbitration rules in Stockholm. In 2003, TOTAL entered into two joint venture agreements in the Black Sea, each on a 50/50 basis, to explore deep-offshore permits in the Russian Black Sea. The first agreement with Yukos concerns the exploration of the Shatsky zone in 1,500 to 2,000 meters of water. A 2-D seismic evaluation of an area of over than 2,000 square kilometers has been completed and is currently being evaluated. The second agreement with Rosneft concerns the exploration of the Tuapse zone in the same area of the Black Sea than Shatsky. The exploration permit was obtained in August 2003 for water depths ranging from 500 to 2,000 meters and the first studies are underway.

Other Upstream Activities

Crude Oil and Natural Gas Pipelines

      The table below sets forth TOTAL’s ownership interests in crude oil and natural gas pipelines.

				TOTAL
Pipeline(s)	Origin	Destination	% interest	operator	Liquids	Gas

France
GSO	Network South West		70.00	X		X
CFM	Network Center West		45.00			X
Italy
SGM	Larino	Collefero	12.00			X
Netherlands
Nogat pipeline	F15A	Den Helder	23.19			X
West Gas Transport	K13A-K4K5	Den Helder	4.66			X
WGT Extension	Markham	K13-K4K5	23.00			X
Zuidwal pipeline	Zuidwal	Harlingen Terminal	42.20			X
Oldelamer pipeline	Oldelamer	Garijp Terminal	42.25			X

				TOTAL
Pipeline(s)	Origin	Destination	% interest	operator	Liquids	Gas

Norway
Gassled(1)			9.04			X
Frostpipe (inhibited)	Lille-Frigg, Froy	Oseberg	36.25		X
Oseberg Transport System	Oseberg, Brage and Veslefrikk	Sture	8.65		X
Norpipe Oil	Ekofisk treatment center	Teeside (United Kingdom)	34.93		X
Troll Oil Pipeline I and II	Troll B and C	Vestprocess at Mongstad Refinery	3.70		X
Sleipner East Condensate Pipe	Sleipner East	Karsto	10.00		X
Kvitebjorn pipeline	Kvitebjorn	Mongstad	5.00		X
Heimdal to Brae Condensate line	Heimdal	Brae	16.76		X
United Kingdom
Frigg System: UK line	Frigg UK, Alwyn North, Bruce, and others	St. Fergus (Scotland)	100.00	X		X
Interconnector	Bacton	Zeebrugge (Belgium)	10.00			X
Central Graben Liquid Export Line (LEP)	Elgin Franklin	ETAP	46.17	X	X
Shearwater Elgin Area Line (SEAL)	Elgin Franklin, Shearwater	Bacton	25.73			X
Bruce Liquid Export Line	Bruce	Forties (Unity)	43.25		X
Central Area Transmission System (CATS)	Cats Riser Platform	Teesside	0.57			X
Gabon
Rabi Pipe	Rabi	Cap Lopez Terminal	100.00	X	X
United States
Canyon Express	Aconcagua	Willams Platform	25.80	X		X
Myanmar
Yadana	Yadana	Ban-I Tong (Thai border)	31.20	X		X
Qatar
Dolphin (project)	Ras Laffan	Taweelah (U.A.E.)	24.50			X
Argentina
Gas Andes	Neuquen Basin	Santiago (Chili)	56.50	X		X
TGN	Network (North Argentina)		19.21	X		X
TGM	TGN	Uruguyana (Brazil)	32.68	X		X
Bolivia
Transierra	Yacuiba	Rio Grande	11.00			X
TBG	Bolivia-Brazil border	Porto Alegre via Sao Paulo	9.67			X
TSB (project)	TGM (Uruguay)	TBG (Porto Alegre)	25.00			X

				TOTAL
Pipeline(s)	Origin	Destination	% interest	operator	Liquids	Gas

Colombia
Ocensa	Cusiana, Cupiagua	Covenas Terminal	15.20		X
Oleoducto de Colombia	Vasconia	Covenas	9.50		X
Oleoducto de Alta Magdalena	Magdalena media	Vasconia	1.00		X
Azerbaidjan
BTC (project)	Bakou	Ceylan (Turkey)	5.00		X
SCP (project)	Bakou	Erzurum (Turkey)	10.00			X

(1)	Gassled: unitization of Norwegian gas pipelines through a new joint-venture in which TOTAL has an interest of 9.038%. In addition to the direct share in Gassled, TOTAL E&P NORGE AS has a 14.4% interest in the joint-stock company Norsea Gas AS, which holds 3.018% in Gassled.

Gas & Power

      TOTAL’s Gas & Power sector encompasses natural gas transport and storage and power generation (from combined cycle gas plants and renewable energies). It also includes marketing and trading activities for natural gas, electricity, LNG, LPG and coal. These activities are conducted mainly in Europe and the Americas, with a growing presence in Asia.

Natural gas

      In 2003, TOTAL continued its consolidation strategy for its natural gas activities, which is designed to enhance the value of existing natural gas reserves and to make new natural gas resources commercially viable.

      A large part of TOTAL’s natural gas production is sold under long-term contracts. However, its North American production and part of its United Kingdom, Norwegian and Argentine production are sold on a spot basis. The long-term contracts under which TOTAL sells its natural gas and LNG production usually provide for a price related to, among other factors, average crude oil and other petroleum product prices as well as, in some cases, a cost of living index. Although the price of natural gas and LNG tends to fluctuate in line with crude oil prices, there is a delay before changes in crude oil prices are reflected in long-term natural gas prices. Because of the relation of the contract price of natural gas and crude oil prices, contract prices are not generally affected by short-term market fluctuations in the spot price of natural gas.

      The deregulation of gas markets is occurring in various places around the world. This trend may undermine the traditional methods of gas sales, which relied primarily on long-term contracts as described above, and increase the risks and opportunities for gas producers, such as TOTAL, who are responding by seeking to secure outlets for their production by developing their natural gas marketing and trading activities. As a result, TOTAL evaluates on a case by case basis whether to target a downstream position along the gas chain in order to secure favorable marketing opportunities for the Group’s current, and anticipated future, reserves and production.

      Europe. In France, TOTAL has been active in the downstream segment of the gas chain for 60 years. Transport, marketing and storage were initially developed to facilitate the Group’s domestic production. The Group is pursuing its strategy of becoming a top-tier supplier of gas to industrial and commercial customers in France.

      In November 2003, TOTAL and Gaz de France signed a protocol of intent to separate their cross-shareholdings in Gaz du Sud-Ouest (GSO) and Compagnie Française du Méthane (CFM), their jointly-owned gas transmission and supply subsidiaries in France. Gaz de France currently holds a 30% interest in GSO, which transports and sells approximately 7% of the gas consumed in France, with TOTAL holding the remaining 70%. TOTAL currently has a 45% interest in CFM, with Gaz de France holding the remaining 55%. Under the terms of the protocol of intent, TOTAL and Gaz de France will enter into a final agreement providing that TOTAL will become the sole shareholder of GSO, Gaz de France will become the sole shareholder of CFM, and TOTAL will directly acquire a part of CFM’s marketing operations. Once this restructuring has been completed, TOTAL will have a market share of around 16% of the French natural gas sales. This protocol of intent reflects TOTAL and Gaz de France’s shared commitment to adapt to the structural changes in the French gas market, which will be opened to competition for industrial and non-residential customers in July 2004. In addition, the protocol of intent will permit TOTAL to acquire a 26.7% interest in the Fos II Cavaou re-gasification terminal project in southern France, which is expected to be commissioned in 2007. It will have an initial capacity of 6 Mt, which could subsequently be increased.

      TOTAL operates two underground natural gas storage units in southwestern France, which account for approximately 18% of the overall gas storage capacity in France.

      In the United Kingdom, Total Gas & Power Ltd. sells gas and power to the industrial and commercial markets and also owns a 10% stake in Interconnector UK Ltd., a 700 Bcf per year-capacity gas pipeline connecting Bacton in the United Kingdom to Zeebrugge, Belgium. In January 2003, Total Gas & Power Ltd. acquired the UK industrial and commercial gas portfolio of ExxonMobil, which represented sales of approximately 70 Bcf in 2003. In 2003, Total Gas & Power Ltd. marketed 180 Bcf of natural gas to industrial and commercial customers, representing a market share of 18%. Total Gas & Power Ltd. sold 0.8 TWh of electricity in 2003.

      Total Gas & Power North Europe markets gas and power to eligible industrial and commercial consumers in the north of France, Benelux and Germany. It sold 21 Bcf of gas and 1.3 TWh of electricity in 2003, mainly in France and the Benelux countries. TOTAL continues to actively participate in Powernext, the first electricity trading hub in France, which was launched in 2002.

      In Spain, TOTAL markets gas through its participation in Cepsa Gas Comercializadora, which was formed in June 2001. In 2003, the Algerian National Company Sonatrach acquired a 30% stake in Cepsa Gas Comercializadora, thereby reducing each of TOTAL and Cepsa’s interests from 50% to 35%. In 2003, Cepsa Gas Comercializadora sold 35 Bcf of natural gas. TOTAL also has a 12% interest in the Medgaz Project, a gas pipeline intended to directly connect Algeria and Spain.

      The Americas. In North America, TOTAL sold 369 Bcf of natural gas in the United States in 2003. In October 2003, TOTAL signed an agreement to acquire a 25% share in the re-gasification terminal to be constructed in Altamira, Mexico. This terminal, which will have a capacity of 5 Mt of natural gas, is scheduled to begin production in 2006. TOTAL also holds a 25% interest in Gas del Litoral, a marketing company which signed a contract to supply 177 Bcf of natural gas per year for 15 years from the Altamira terminal with the Mexican Comisión Federal de Electricidad (CFE).

      In South America, the Group owns interests in several natural gas transport companies in Argentina, Chile and Brazil. TOTAL’s interests include 19.2% of Transportadora de Gas del Norte (TGN), which operates a gas transport network covering the northern half of Argentina, 56.5% of the companies that own the GasAndes pipeline connecting the TGN network to Santiago, Chile, 32.7% of Transportadora de Gas del Mercosur (TGM), which operates a pipeline connecting the TGN network to the Brazilian border, 9.7% of the Brazilian section of the Bolivia-Brazil pipeline and 25% of TSB, a company which is developing a pipeline project to connect the TGM pipeline and the Bolivia-Brazil pipeline. These different assets represent a total integrated network of approximately 9,000 kilometers serving the Argentine, Chilean and Brazilian markets from gas producing basins in Bolivia and Argentina, where the Group owns substantial reserves. An extension of the GasAndes pipeline to the region south of Santiago, Chile commenced operations in July 2003. In the context of the economic crisis in Argentina, which has had a large impact on TOTAL’s Gas & Power subsidiaries, TOTAL has taken steps to preserve, to the extent possible, the value of its assets, including commencing an arbitration proceeding against Argentina in 2003 under the mutual protection agreement between Argentina and France.

      Asia. TOTAL is mainly involved in Asia through its gas production in Indonesia, Thailand and Myanmar for which the Group looks for outlets throughout the area, especially in emerging markets such as India and China. TOTAL has continued its work on a joint project with Hindustan Petroleum (HPCL) to build an underground LPG storage unit on the East coast of India in the state of Andhra Pradesh. Actual construction for this project, in which TOTAL has a 50% stake, began in November 2003. The storage capacity of this project will be 60 kt, with an offtake capacity of 1.2 Mt a year. The commercial start up of the project is expected to occur near the end of 2006. Also, negotiations that started in 2003 have led to TOTAL taking, in March 2004, a 26% interest in the Hazira re-gasification terminal on the western coast of the Gujarat state in India.

      In Japan, TOTAL continued its project with nine Japanese corporate partners to develop a new DME (dimethyl-ether) fuel through its participation in two companies, DME Dev. and DME International. DME Dev. completed construction of a 100 t/d pilot plant in Kushiro on Hokkaido near the end of 2003. This pilot plant will be used to test this new technology prior to the construction of a 3 kt/d commercial plant, which is being studied by DME International as it assesses the potential market for DME as a fuel in Asia.

Electricity and cogeneration

      TOTAL is participating in a number of natural gas-fired electricity generation projects in Europe, South America, the Middle East and Asia as part of its strategy of pursuing the potential of all levels of the gas value chain. TOTAL currently operates facilities with the capacity to generate more than 5,000 MW of electricity. Cogeneration is the process whereby the steam produced by heat from the gas turbines used to generate electricity is then used for industrial purposes, such as refining petrochemicals or water desalination. This process can have an energy efficiency from up to 60% or 85%.

      In May 2003 production started up at the Taweelah A1 cogeneration plant in the United Arab Emirates. TOTAL has a 20% share in Gulf Total Tractebel Power Cy, the company that owns and operates this plant. The plant combines electric power generation, with a total capacity of 1,430 MW, and water desalination, with a capacity of 385,000 cubic meters per day, and is one of the largest gas-fired cogeneration plants in the world. It is designed to meet approximately one quarter of the Emirate of Abu Dhabi’s power and water needs.

      In Thailand, in March 2003, EPEC Company, in which TOTAL owns a 28% stake, started commercial production at the Bang Bo combined cycle gas power plant, which has a capacity of 350 MW.

      In Argentina, TOTAL owns 63.9% of Central Puerto SA and 70% of Hidroneuquen. Central Puerto SA owns and operates gas-fired power stations in Buenos Aires and in Neuquén, with a total capacity of 2,165 MW. Through its stake in Hidroneuquen, TOTAL owns 41.3% of Piedra del Aguila (HPDA), a 1,400 MW hydroelectric dam located in Neuquén.

      In Great Britain, TOTAL holds a 40% share in Humber Power Ltd. which owns a 1,260 MW capacity gas-fired combined cycle power station located on the Humber estuary. In 2003, the Group provided 40% of the natural gas used by the plant (24 Bcf) and sold 3.1 TWh of electricity.

      The table below summarizes TOTAL’s electricity generation capacities.

	Installed		Operated	Group
	capacity	%	capacity	Share

	(in MW except for percentages)
Electrical generation
Humber Power	1,260	40.0%	0	504
Bang Bo	350	28.0%	350	98
Central Puerto	2,165	63.9%	2,165	1,383
Cogeneration
Taweelah	1,430	20.0%	1,430	286
Hydroelectricity
HPDA	1,400	41.3%	1,400	578
Wind power
Mardyck	12	100.0%	12	12

Total	6,617		5,357	2,861

LNG marketing and trading

      In September 2003, TOTAL signed a commitment to acquire 42 Bcf of LNG a year beginning in 2007 for a 20 year period from Nigeria LNG Ltd. (in which TOTAL has a 15% interest), the company owning and operating the Bonny liquefaction plant. Early in 2004, this contract was increased to 53 Bcf of LNG a year. TOTAL plans on marketing this LNG on several long-term and spot gas markets in Europe and North America. TOTAL also has an engagement to market 35 Bcf of LNG per year to be produced by a gas liquefaction plant in Snøhvit, Norway.

LPG trading

      In 2003, Total traded or sold 4.7 Mt of LPG (butane and propane) around the world; around 0.9 Mt in Middle East and Asia, 1 Mt in Europe through coastal trading and 2.8 Mt in the Atlantic and Mediterranean areas on large vessels. Approximately half of these quantities originated from the Company’s production from either fields or refineries. This LPG trading involved eight full-time charter vessels and 150 spot charters and represented 9% of worldwide seaborne LPG trade.

Coal

      TOTAL sold approximately 11 Mt of coal globally in 2003. Of this amount, TOTAL sold 6 Mt of South African steam coal, approximately 80% of which was sold to European utility companies. Approximately 4 Mt of this South African coal came from TOTAL’s mining production and 2 Mt from TOTAL’s role as marketing agent in its 50/50 partnership with Tavistock/ Xstrata in the ATC mine. The coal was exported through the port of Richard’s Bay, the largest coal terminal in the world, 5.7% of which is owned by TOTAL through its wholly-owned South African subsidiary, Total Coal South Africa. Under the South African Black Economic Empowerment law, TOTAL has signed a memorandum of understanding to release a 25% share of the Dorstfontein mine to Mmakau Mining. This agreement is a significant step in the opening of the Group’s coal activities to historically disadvantaged investors in South Africa.

      In addition to the coal produced and supplied by its South African operations, TOTAL is developing its coal trading business with a total of 2 Mt of coal sold in Asia and 2 Mt sold in Europe in 2003.

      In France, TOTAL, through its wholly-owned subsidiary CDF Energie, is the leading distributor of steam coal to the industrial sector, with 2003 sales of 1.8 Mt of coal supplied by a combination of its own South African production and purchases from third parties.

Renewable energies

      TOTAL has been active in solar-photovoltaic energy for more than 20 years and is also developing its wind power activities. The Group believes the importance of these renewable energies to the world energy supply will significantly increase in the future.

      Wind Power. TOTAL’s first wind farm, on the site of its Dunkirk refinery in Mardyck, France, started commercial production in November 2003 with a capacity of 12 MW. This farm is designed to produce 30,000 MWh per year corresponding to the average domestic consumption of about 15,000 inhabitants. TOTAL selected five wind turbines from three different technologies in order to acquire as much experience as possible for its future onshore and offshore wind projects in Western Europe.

      Solar-photovoltaic Power. TOTAL owns 35% of Total Energie, a company specialized in the creation, marketing and exploitation of solar-photovoltaic power systems. In 2003, Total Energie’s sales increased by about 15% to 72 M€, corresponding to an effective capacity of about 9 MWp. Total Energie plans to pursue opportunities related to the connection of rural electrification. In 2003, Total Energie obtained ISO 9001 (2000 version) certification. Total Energie will begin construction of a solar panel encapsulation plant in Toulouse, France in 2004 with an annual production capacity of 5 MWp, enough to equip the roofs of 2,500 European households.

      TOTAL also owns 42.5% of Photovoltech, a company specialized in photovoltaic cell and solar panel encapsulation manufacturing and marketing. At the end of 2003, Photovoltech started production at its plant in

Tienen, Belgium, which is designed to produce 10 MW of photovoltaic cells annually using advanced technology developed by IMEC (Louvain University).

      TOTAL has three Decentralized Rural Electrification projects in Mali, Morocco and South Africa. At the end of 2003, these projects provided power to 6,000 households and progress is being made on schedule towards the final goal of providing power to 32,000 households through these projects. TOTAL is looking for opportunities to develop similar projects, mainly in Africa.

DOWNSTREAM

Overview of Downstream Activities

      The Downstream segment conducts TOTAL’s refining, marketing, trading and shipping activities. Trading activities include selling substantially all of the Group’s crude oil production, purchasing crude oil to supply its refineries, trading crude oil and refined petroleum products, and coordinating TOTAL’s shipping of crude oil and refined petroleum products.

      In 2003, TOTAL’s worldwide refining capacity was 2,696 kb/d and its average refined products sales were 3,652 kb/d (including trading and equity affiliates). TOTAL is the largest refiner-marketer in Europe based on refining capacity and refined products sales*. TOTAL operates a network of almost 16,000 service stations worldwide mainly under the TOTAL and Elf banners, of which approximately 50% are company-owned. Refineries also contribute to producing a broad range of high value-added specialty products, such as LPG, jet fuel, petrochemical feedstock, special fluids, lubricants, bitumens and paraffins.

      During the second quarter of 2003, TOTAL launched its new corporate identity program and started re-branding the network, storage facilities and production sites with the new TOTAL logo. By the end of 2003, approximately 4,000 stations were re-branded to the new TOTAL colors. The re-branding program is expected to be completed by the end of 2004.

      Over the period from 1999-2003, the Downstream segment captured merger-related synergies and implemented ongoing productivity programs that contributed approximately 1.8 B€ to operating income, in a refining environment characterized by high volatility. In this context, TOTAL’s strategy is based on strengthening its capacity to withstand environmental fluctuations. The Downstream segment adheres to a policy of controlling capital employed and of strict allocation of investment resources. In Refining, investments are targeted to average $3 per ton of refining capacity per year over the medium term, including the investments required to meet new European product specifications and to adapt to demand for petroleum products. In Marketing, the selective investment policy for Downstream businesses was pursued in 2003 through dynamic asset management (such as asset swaps) in mature areas and an emphasis on value-added specialty products and expansion in growing markets such as the Mediterranean Basin, Africa and Asia.

      The table below sets forth sales and operating income (adjusted for special items) for Total’s Downstream segment for each of the last three years. In 2003, TOTAL continued to implement safety programs and has a policy of emphasizing risk prevention throughout refining and marketing activities.

DOWNSTREAM SEGMENT FINANCIAL DATA(1)

	For the Year Ended December 31,

	2003	2002	2001

	(in millions of euro)
Total segment sales (excluding sales to other segments)	68,658	66,984	71,373
Operating income (adjusted for special items)	1,970	909	3,004

(1)	See Note 4 of the Notes to the Consolidated Financial Statements included in this Annual Report for more detailed information on the Downstream segment and a geographical breakdown of sales, together with a breakdown of special items.

*	Based on companies’ published figures.

Refining

      TOTAL conducts its refining operations through 28 refineries in which it has interests (including 13 that it operates), located in France, Belgium, the United Kingdom, the Netherlands, Germany, Italy, the United States, the French West Indies, Africa and China. In Europe, TOTAL is the leader in Downstream operations, based on combined refining capacities and sales volumes.

Western Europe

      Western Europe accounts for more than 80% of both TOTAL’s refined product sales and refining capacity (including its 45.3% interest in Cepsa). TOTAL operates 12 refineries in Western Europe. Six of the TOTAL-operated refineries in Western Europe are located in France, one in Belgium, one in Germany and two in the United Kingdom. TOTAL is also a major shareholder in one refinery in Italy, another in the Netherlands, and has minority interests in a German refinery (Schwedt) and in a fourth French refinery (Reichstett). In addition, the Company participates in four refineries in Spain through its 45.3% interest in Cepsa. In addition to exchanging and implementing best practices from each refinery, TOTAL has also implemented a refining-hub management concept (based on supply optimization, improved regional coverage and sites specificities enhancement) in Europe for improved performance and investment savings. In 2003, TOTAL pursued its integration strategy for its refining and petrochemical operations in order to capture maximum industrial synergies from growing intra-Group exchange of products and capital expenditure savings.

      During 2003, TOTAL shut down five refineries for normal maintenance and upgrading to meet new product specifications. By the end of 2003, all of TOTAL’s European refineries were able to produce 50 ppm sulfur content fuel. In order to respond to new EU regulations that will require refineries to produce 10 ppm sulfur content fuel by the beginning of 2009, TOTAL is progressively making further upgrades to its European refineries.

      In 2003, TOTAL completed studies to launch a 500 M€ investment for the construction of a hydrocracker unit and an associated steam methane reformer to supply hydrogen at the Normandy refinery. The hydrocracker will enable the Normandy refinery to reduce its production of heavy distillates and fuel oil and increase production of light distillates, in particular diesel and jet fuel. The unit will also produce high quality bases for lubricants and specialty fluids. The launch of these new facilities illustrates TOTAL’s strategy of responding to demand for light distillates and at the same time bolstering the competitiveness of the Normandy refinery. This investment was launched in February 2004.

United States

      In the United States, TOTAL operates one refinery, the 176 kb/d Port Arthur facility on the Gulf of Mexico. The refinery benefits from continuing integration with petrochemical operations.

Rest of the world and other facilities

      Outside of the principal refineries that TOTAL operates in Western Europe and the United States, TOTAL has interests in 15 other refineries (seven in Africa, four in Spain, one in France, one in Germany, one in the French West Indies and one in China). The aggregate capacity of the Company’s interests in these refineries is 409 kb/d.

      The table below sets forth TOTAL’s share of the daily crude oil refining capacity of its refineries.

CRUDE OIL REFINING CAPACITY

December 31,
2003

(kb/d)(1)
Refineries operated by the Company
Normandy (France)	343
Provence (France)	159
Flandres (France)	160
Donges (France)	231
Feyzin (France)	117
Grandpuits (France)	97
Antwerp (Belgium)	352
Leuna (Germany)	220
Rome (Italia)(2)	52
Immingham (UK)	223
Milford Haven (UK)(3)	73
Vlissingen (Netherlands)(4)	84
Port Arthur U.S.	176
Other refineries in which the Company has an interest(5)	409

Total	2,696

(1)	In the case of refineries that are not wholly owned by TOTAL, the indicated capacity represents TOTAL’s proportionate share of the total refining capacity of the refinery.

(2)	TOTAL interest 57.5%.

(3)	TOTAL interest 70%.

(4)	TOTAL interest 55%.

(5)	15 refineries in which TOTAL has interests ranging from 16.7% to 55.6%.

     The table below sets forth by product category TOTAL’s net share of the quantity produced at TOTAL’s refineries (including those in which it has a minority interest) for the years indicated.

PRODUCTION LEVELS

	2003	2002	2001

	(kb/d)	(kb/d)	(kb/d)
Motor gasoline	584	570	610
Avgas and jet fuel	177	179	191
Kerosene and diesel fuel	724	629	678
Fuel oils and heating oils	535	513	540
Other products	419	416	391

Total(1)	2,439	2,307	2,410

Capacity utilized	92%	88%	96%

(1)	Includes net share of Cepsa, an integrated oil company based in Spain, in which TOTAL has a 45.3% interest.

     TOTAL produces a wide range of refined petroleum products at its refineries and other facilities. In 2003, TOTAL pursued growth in both the production and marketing of specialty products (jet fuel, butane and propane, lubricants and greases, paraffins and waxes, bitumens and special fluids). Increased integration of specialty products with refining operations provides for a wider range of products, including new high-value added and technology-intensive products. TOTAL is a leader in the European specialty products market, notably for bitumens and lubricants. Worldwide, TOTAL markets lubricants in 140 countries and distributes aviation fuel at

550 airports. TOTAL is the second largest LPG marketer in France on the basis of sales, and its LPG business has expanded beyond the traditional core European market into Asia and South America.

      TOTAL plays an active part in the promotion of renewable energies and alternative fuels and has strengthened its research and testing programs for fuel cell technologies and fuel reformulation. In this area, TOTAL has entered into cooperation agreements with Renault, Renault Trucks, Valeo and Delphi for automotive applications, and with Electrabel and Idatech for stationary applications such as furnaces.

      TOTAL has teamed up with Berlin BVG, the largest public transport company in Germany, resulting in the opening of a hydrogen center of excellence and the first TOTAL hydrogen fueling station in Germany. The hydrogen capacity of this station was increased in March 2004. TOTAL is also an active participant in the Hydrogen Technology Platform Program launched by the European Commission near the end of 2003, which aims at promoting the development of this new technology across Europe.

Marketing

      TOTAL markets refined petroleum products primarily in Europe and Africa. TOTAL is the leading refiner-marketer based on refining capacity and refined products sales across the combined six largest markets in Europe (France, Spain, Benelux, United Kingdom, Germany and Italy). In Africa, TOTAL’s sales were approximately 11 Mt of petroleum products in 2003.

      The table below sets forth by geographic area TOTAL’s average daily volumes of sales of refined petroleum products for the years indicated.

SALES OF REFINED PRODUCTS

	2003	2002	2001

	(kb/d)	(kb/d)	(kb/d)
France	917	854 (2)	925 (2)
Rest of Europe(1)	1,509	1,477	1,471
United States	237	159	168
Africa	232	213	206
Rest of World	87	92	94

Total excluding Trading	2,982	2,795	2,864
Trading (Balancing and Export Sales)	670	585	570

Total including Trading	3,652	3,380	3,434

(1)	Includes the Group’s net share in Cepsa.

(2)	After correcting reporting disparity related to sales in France.

     The table below sets forth by geographic area the number of retail stations in the TOTAL network for the years indicated as at December 31, 2003.

RETAIL STATIONS

	2003	2002	2001

France(1)	4,472	5,093	5,392
Rest of Europe	5,196	5,526	5,689
Cepsa(2)	1,710	1,603	1,553
Africa	3,324	3,383	3,270
Rest of World	1,137	1,071	1,018

Total	15,839	16,676	16,922

(1)	Stations under the TOTAL, Elf and Fina banners only.

(2)	Includes all the stations within Cepsa’s network, the Group’s 45.3%-owned company.

Western Europe

      In 2003, the Company continued implementing its strategy of network unification under the TOTAL brand, coupled with the new corporate identity program. The higher visibility of the unified brand is aimed at improving the Company’s customer loyalty.

      In France, TOTAL pursued the re-branding of its service stations network in 2003. The TOTAL-branded network provides extensive national coverage and offers a broader range of quality services, as well as a wider diversification, such as the “Bonjour” convenience shops and TOTAL’s customer loyalty programs. Elf-branded stations, with an updated design, offer quality fuels at particularly competitive prices, as well as pared-down services. At the end of 2003, the TOTAL-branded network consisted of 3,000 stations and the Elf-branded network included nearly 300 stations. TOTAL also markets fuels under the Elan brand in 1,200 stations located in rural areas and AS24 stations dedicated to professionals and heavyweight vehicles.

      In Europe, TOTAL is pursuing a strategy of focusing on expanding markets in which it holds a significant market share. For example, in 2003 TOTAL announced a swap agreement with Shell-DEA under which it acquired 133 stations in Germany in exchange for seven highway service stations in France, 70 stations in Hungary and 33 in the Czech Republic, two countries where TOTAL had less attractive competitive positions. This agreement consolidates TOTAL’s marketing positions in Germany, while allowing TOTAL to concentrate on the specialties sector in the Czech Republic and Hungary. Also in 2003, TOTAL finalized its agreement with Agip Petroli and Galp for the exchange of its 186 TOTAL-branded service stations in Spain for 195 Agip Petroli service stations in Italy and 111 Galp service stations in Portugal. These operations have enabled TOTAL to gain an additional 1% market share in each of Italy and Germany and more than 4% in Portugal. In Spain, TOTAL is expanding through Cepsa. In the United Kingdom, a major restructuring program has been launched to improve the performance of TOTAL’s network by rationalizing the network portfolio, renovating high-output sites and developing diversification activities.

      In 2003, TOTAL aimed to promote customer loyalty by targeting continued improvement in the quality of its services. TOTAL’s international private fuel card, the Eurotrafic card, which includes value-added features designed for the management of international haulers and company fleets, is accepted in approximately 13,000 service stations in 15 countries. These include ten countries where TOTAL operates a retail network (Germany, Belgium, France, Italy, Hungary, Luxembourg, the Netherlands, Portugal, the United Kingdom and — outside Europe — in Morocco), four other countries via partnership agreements negotiated by the Group (Austria, Denmark, Norway and Sweden) and in Spain, through Cepsa. TOTAL has the most popular retail fuel cards in Europe with three million cardholders.

Africa and Mediterranean Rim

      TOTAL is a major petroleum products distributor on the African continent with activities in more than 40 countries and a market share of more than 10% in more than 30 countries. TOTAL’s refined products sales were approximately 11 Mt in 2003, mainly in South Africa, Nigeria, Kenya, Senegal and the Ivory Coast. In 2003, TOTAL started operations in Mayotte through a 100%-owned subsidiary and launched lubricants activities in Angola and Algeria. TOTAL is continuing to expand its marketing, lubricants and LPG operations around the Mediterranean Rim. In 2003, TOTAL proceeded with the merger of its two 100%-owned petroleum product marketing subsidiaries TOTAL Oil Turkiye and Tüpgas, the latter’s activity had been focussed on the LPG market.

Asia

      In 2003, TOTAL continued to implement its selective development strategy in Asia. Under this strategy, TOTAL expanded its presence in the lubricants sector by strengthening its operations in Korea (partnership with ISU), Indonesia (100%-owned subsidiary, TOTAL Oil Indonesia), Australia and New-Zealand. At the end of 2003, approximately 15% of TOTAL’s worldwide lubricants sales were in Asia, in particular in China, India, Indonesia and Korea, under both the TOTAL brand and the Elf brand. In the LPG sector, TOTAL’s positions were strengthened in India, China, Vietnam, Cambodia and Bangladesh. In Pakistan in 2003, TOTAL continued to expand its network by adding 30 new service stations to its network of 23 existing stations. In the Philippines, 18 new service stations were opened, while the start up of the Manila depot (with 9,000 cubic meters of storage) strengthened TOTAL’s logistics in this country. TOTAL also holds a 22.4% interest in the WEPEC refinery in Dalian, China.

Trading & Shipping

      TOTAL’s trading & shipping activities include selling oil produced by the Group, buying oil to supply the Group’s refineries, marketing the products produced from crude and refined oil and coordinating the Group’s shipping activities.

Trading

      TOTAL is one of the world’s major traders of crude oil and refined petroleum products, on the basis of volumes traded, dealing extensively in physical, forward and futures markets. The division’s purchases and sales are spread among spot, term, exchange and other arrangements, such as swaps, and cover a variety of sources and customers in order to optimize revenues from TOTAL’s crude oil production and supplies to its refineries and to match the various markets in which TOTAL operates while seeking to ensure security of supply, flexibility and cost competitiveness. In connection with its trading activities, TOTAL, like most other oil companies, uses derivative contract strategies to adjust its exposure to expected fluctuations in the price of crude oil and related products. All of TOTAL’s trading activities in this area are subject to internal controls and trading limitations. For a discussion of risks related to its trading business, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Oil and Gas Market Related Risks”.

      The table below sets forth selected information with respect to TOTAL’s worldwide sales and supply of crude oil for each of the last three years.

SALES AND SUPPLY OF CRUDE OIL

	For the Year Ended
	December 31,

	2003	2002	2001

	(kb/d, except percentages)
Sales of crude oil
Total sales	4,713	4,630	4,553
Sales to Downstream segment(1)	2,165	2,043	2,162
Sales to outside customers	2,548	2,587	2,391
Sales of crude oil to outside customers as a percentage of total sales	54%	56%	53%
Supply of crude oil
Total supply	4,713	4,630	4,553
Produced by the Company(2)(3)	1,608	1,571	1,427
Purchased from outside suppliers	3,105	3,059	3,126
Production by the Company as a percentage of total supply	34%	34%	31%

(1)	Excludes share of CEPSA.

(2)	Includes condensate and natural gas liquids.

(3)	Includes TOTAL’s proportionate share of the production of equity affiliates.

     Following a weak year in 2002, growth in world oil demand increased in 2003 due to colder weather in the Atlantic basin, high natural gas prices worldwide and extensive outages affecting nuclear plants of TEPCO, the largest power utility in Japan. Furthermore, gasoline and fuel oil demand were supported by a healthy economic environment, due to the recovery in the United States, where annual GDP growth was approximately 3.0%, in China, where GDP grew approximately 8.6%, and in other Asian countries outside Japan, where GDP grew approximately 4.1%. Demand rose by 0.5% for gasoline, 4.4% for diesel fuel and 0.6% for jet fuel in OECD member countries. Fuel oil demand increased 10% in the United States and 17% in Japan, but fell 5.1% in Europe.

      In contrast to near stagnation in 2001 and 2002, world oil production rose sharply in 2003. This was largely due to a production increase of about 0.9 Mb/d by the CIS countries and an increase of 1.6 Mb/d in OPEC crude supply, which more than offset the negative effects of labor strikes in Venezuela, internal troubles in Nigeria and the war in Iraq. In 2003, OPEC adapted to the loss of exports from Venezuela in the first quarter and then from Iraq in the second quarter through a series of quota adjustments, increasing quotas by 1.3 Mb/d from January 1, 2003, by 1.5 Mb/d from February 1, 2003 and again by 0.9 Mb/d from June 1, 2003. OPEC then decreased quotas by 0.9 Mb/d from November 1, 2003. These market tensions lifted the OPEC basket price to around $28.10/b throughout 2003 (compared to $24.36/b in 2002), and prevented a rebuilding of the oil reserves until the fourth quarter 2003 in the main markets, particularly in the United States.

      Refining margins rose from $8.0/t in 2002 to $20.9/t in 2003 (TOTAL’s TRCV for western Europe, the aggregate margin for topping, reforming, cracking, visbreaking), supported by strong product demand and increased crude oil supply.

      Throughout the year, TOTAL’s trading activities maintained good results and a high level of activity, trading physical volumes of crude oil and refined products amounting to roughly 5 Mb/d in 2003, approximately the same level as in 2002.

Shipping

      The Shipping division of TOTAL arranges the transportation of crude oil for the supply of the Group’s refineries and provides a wide range of shipping and chartering services for Trading and all business segments in the Group, while seeking to ensure the best safety conditions.

      In 2003, TOTAL chartered about 2,600 vessels to transport an estimated 107 Mt of oil. The Group sold two VLCC (Very Large Crude Carrier) tankers it owned, which were chartered back via long-term agreements. The Group utilizes a fleet made up of some 45 vessels which are chartered under medium- and long-term agreements. The fleet is relatively modern with an average age of eight years and is predominantly comprised of double-hulled vessels.

      During 2003, world tanker tonnage increased by 4%. This increase only partially offset the decline in tonnage that occurred in 2000 and 2002. Tanker demand soared at several moments in 2003, especially during the first quarter and at the end of the year, boosted by the high level of oil demand. As a result, the world shipping market was very tight and volatile. Across all tanker classes and in all regions, freight rates were unusually high in 2003 as a result of several of factors, including:

•	market tensions following the war in Iraq, as well as briefer disruptions in Nigeria and Venezuela;

•	a particularly cold and difficult winter in the Baltic and Mediterranean Seas that increased delays and reduced the availability of tankers; and

•	tighter transit regulations in the Bosporus Strait that led to increased shipping delays towards the end of the year.

      The European Community and the International Maritime Organization also implemented new rules to heighten the safety of transporting crude oil and oil products. Beginning in 2003 in Europe, and progressively throughout the world by 2005, these new rules restrict the transportation of heavy fuel oils exclusively to double-hulled vessels. In addition, a new calendar was adopted for the phasing out of single-hull tankers.

CHEMICALS

Overview of Chemicals Activities

      TOTAL is one of the world’s largest Chemical producers on the basis of sales. Following the combination of TOTAL, PetroFina and Elf Aquitaine in 1999 and 2000, TOTAL’s Chemicals segment was organized into three sectors: Base Chemicals & Polymers, Intermediates & Performance Polymers and Specialties.

      TOTAL reported combined sales in Chemicals in 2003 of 17.26 B€. Europe accounted for 59% of sales, the United States for 26%, and remaining sales were generated predominantly in Asia and Latin America. Results in 2003 were adversely affected by weak demand, a strong euro and the increased cost of raw materials.

      As part of its strategy to consolidate its position in the growing Asian market, TOTAL entered into a 50/50 joint venture on August 1, 2003, with Samsung General Chemicals, a Korean based manufacturer and marketer of a wide range of petrochemical and polymer products, with an integrated production site located at Daesan, Korea. The Chemicals segment’s position in Asia was further reinforced with the inauguration of a polystyrene unit at Sanshui in the Chinese province of Guangdong.

      Additionally, the Chemicals segment pursued its program for the disposal of non-strategic assets by selling its paints business SigmaKalon in February 2003, its bromine and derivatives activity, and its minority interest in Mexichem, a Mexican chlorochemicals company, in December, 2003.

      In 2003, the Industrial Safety Division of TOTAL’s Chemicals segment continued implementation of its action plan focused on three key areas: safety at work, safety management systems and major risk prevention.

      In February 2004, TOTAL announced a proposed reorganization, subject to consultation with relevant labor representative bodies, of the Chemicals segment in order to streamline functional organizations and to create, alongside the Base Chemicals & Polymers and Specialties sectors, a separate decentralized entity to include the Chlorochemicals and the Intermediates & Performance Polymers sectors. This new organization is expected to be in a position to adapt to market trends with more flexibility through a structure which is closer to its customers more reactive in its decision-making processes and which is organized based on coherent industrial activities. The new company is being designed to become a competitive and independent entity.

      The table below sets forth selected financial information for the Company’s Chemicals segment for each of the past three years.

CHEMICALS SEGMENT FINANCIAL DATA(1)

	For the Years Ended
	December 31,

	2003	2002	2001

	(in millions of euro)
Total segment sales (excluding sales to other segments)	17,260	19,317	19,560
Operating income (adjusted for special items)	558	777	1,095

(1)	See Note 4 of the Notes to the Consolidated Financial Statements included in this Annual Report for more detailed information on the Chemicals segment and a geographical breakdown, together with a breakdown of special items.

     The table below shows the Chemical segment’s main products groups and their major applications:

Main product groups	Major applications

Base Chemicals & Polymers

Olefins
• Ethylene	Production of polyethylene, vinyl chloride monomer, styrene, functional polymers and copolymers
• Propylene	Production of polypropylene, acrylic acid, OXO-alcohols
• Butadiene	Production of lactame 12, polybutadiene, elastomers
Aromatics
• Benzene	Production of styrene, cyclohexane, chlorobenzenes
• Toluene	Production of chemical intermediates and solvents
• Xylenes	Production of phtalic anhydride, terephtalic acid (PTA), solvents
Polyethylene	Packaging and packaging films, cables, pipes and tubes, blow molded bottles, fuel tanks, automobile parts
Polypropylene	Packaging, containers, automobile parts, household and sanitary goods, electrical appliances and fibers

Main product groups	Major applications

Styrenics
• Styrene	Production of polystyrene, ABS, emulsions, resins, plastic additives
• Polystyrene	Packaging, audio-video, microcomputers, TV and electrical appliances
• Elastomers	Bitumen modification, footwear, plastic modification, adhesives
Chlorochemicals
• Vinyl chloride monomer	Production of polyvinylchloride
• Caustic soda	Chemicals, alumina, pulp and paper, detergents and soaps
• Polyvinylchloride (PVC)	Housing and decorative coatings, automotive industry, pipes, tubes and molding
• Chlorinated solvents and chloromethanes	Solvents and raw material in fluorinated products
Fertilizers	Nitrogen and complex fertilizers, urea, industrial products
Intermediates & Performance Polymers

Acrylics	Resins, emulsion resins for adhesives, paints and coatings, superabsorbents, methylmethacrylate (MMA) as well as PMMA (polymethylmethacrylate) itself, an acrylic glass used in construction, the automotive industry, advertising signs, decoration and the manufacture of sanitary sheets
Engineering polymers	Engineering polymers include polyamides used in the automotive industry, in the space, aviation and electronic industries and for the manufacture of hot-melts and of protective coatings for pipes and tubes and fluoropolymers used in construction, chemical engineering, protective paints and coatings and for the protective coatings of offshore pipes
Thiochemicals	Agrochemical and pharmaceutical intermediates, polymerization agents and additives, gas odorants
Fluorochemicals	Refrigeration, air conditioning, foam blowing agents, intermediates
Hydrogen peroxide	Pulp and paper bleaching, textile, electronics and water treatment
Plastic additives	Stabilizers and impact modifiers used in polymer conversion
Performance products	Gas and liquid separation, adsorption/ filtration, specialty surfactants
Organic peroxides	Polymerization catalysts for polyethylene, PVC, polystyrene, cross-linking agents
Agrochemicals	Pre-harvest pesticide market (fungicides, insecticides, herbicides) post-harvest products such as coatings, waxes, fungicides and cleaners; tin intermediates segments
Formaldehyde resins	Glues and resins and corresponding precursors such as formaldehyde
Specialties

Rubber processing	Rubber parts for the automobile, transportation and aviation industries (transmission systems, antivibration systems, fluid transfer parts, body sealings, precision sealings (O-rings,...) consumer products (gloves, sponges,...) (Hutchinson)
Resins	Polyester resins and gel coats for boats, truck parts, sanitary and leisure, UV/EB resins for coatings, resins and emulsions for paints, inks, varnishes and adhesives (Cray Valley, Sartomer and Cook Composites Polymers)

Main product groups	Major applications

Adhesives	Construction, timber, packaging, do-it-yourself, non-woven fabrics (BostikFindley)
Electroplating	Decoration and protection of metal and plastic parts, plating in the electronic industry (PCBs, chip carriers, etc.)(Atotech)
Paints*	Decorative paints, industrial coatings, protective coatings and marine paints (SigmaKalon)

*	TOTAL sold its Paints business (SigmaKalon) in February 2003.

Base Chemicals & Polymers

      TOTAL’s Base Chemicals & Polymers sector includes the production of olefins, aromatics, polyethylene, polypropylene, styrenics, as well as fertilizers and various products in the chlorochemicals sector: chlorinated solvents and chloromethanes, caustic soda, vinyl chloride monomer, and polyvinyl chloride (PVC). The Group’s chlorochemicals operations are run mostly downstream from the Lavéra, and Feyzin, France, steam-crackers. Steam-crackers are plants used for cracking long hydrocarbon molecules into shorter ones. Their most important application is the conversion of naphta or natural gas into ethylene, propylene, butane and butadiene for manufacturing plastics and synthetic rubber.

      Closely integrated with its refining activities, TOTAL’s main petrochemicals and chlorochemicals sites — adjacent or connected by pipeline — are located in Belgium (Antwerp, Feluy), France (Gonfreville, Carling, Feyzin, Lavéra, Fos, Balan, St Fons, Saint-Auban and Jarrie), the United States (Port Arthur, Houston, Bayport in Texas and Carville, Louisiana), Singapore and China (Sanshui). The Samsung-Atofina joint venture also has an integrated site in Daesan, Korea.

      The following table lists the main production capacities in Europe and North America, Asia and the Middle East at the end of 2003 for TOTAL’s Base Chemicals & Polymers product groups.

CAPACITIES AS AT DECEMBER 31, 2003

		North	Asia and the
	Europe	America	Middle East(1)	Worldwide

	(in thousands of tons per year)
Olefins(2)	5,235	1,075	650	6,960
Aromatics	2,440	865	565	3,870
Polyethylene	1,500	410	276	2,186
Polypropylene	1,150	1,000	145	2,295
Styrenics(3)	1,390	1,205	515	3,110
Vinyl chloride monomer (VCM)	1,030	—	50	1,080
Polyvinyl chloride (PVC)	960	—	—	960

(1)	Including minority stakes in Qatar and 50% of Samsung-Atofina capacities in Daesan (Korea).

(2)	Including butadiene, which was included under Aromatics in 2002 and previous years.

(3)	Styrene, polystyrene and elastomers.

     TOTAL’s objective is to reinforce its position among the petrochemicals leaders (olefins and aromatics, polyethylene, polypropylene and styrenics) by combining competitive growth and productivity improvements at its existing large sites with new world-scale projects to supply growing markets.

      Sales reached 7.91 B€ in 2003, compared to 7.72 B€ in 2002, in a persistently difficult economic environment with little or no improvement in margins which were at historic lows in 2002.

      Base Chemicals’ results declined significantly in 2003 due to a substantial rise in the price of naphtha in the first and third quarters. In a rather weak market, demand slowed during the second quarter but began to recover in the third quarter, driven by a decrease in prices. The year was positive for aromatics, due to the growth in gasoline sales in the United States and polyester sales in Asia.

      The Port Arthur, Texas, steam-cracker reached full design capacity after a start-up period. The Carling, France, steam-cracker experienced technical problems which have temporarily impaired its reliability following the 2002 debottlenecking project. In Antwerp, Belgium, the extension of the number two steam-cracker (+165 kt), in which the Group has a 65% share, was completed. The product group made progress in the field of safety and continued to implement its program to strengthen its control rooms.

      Polyethylene sales and production volumes rose in 2003 by 6% and 8%, respectively, despite a difficult economic environment. In 2003, two production lines at the Antwerp, Belgium, site were converted to produce bimodal resins. This conversion, combined with the increased production of metallocene resins, strengthens the Group’s position as a provider of polyethylene grades with high added value on the market. In addition, the Samsung-Atofina joint venture should better position this business to market polyethylene in the expanding Asian market.

      Polypropylene activities in 2003 were characterized by high volatility in terms of demand and prices, mainly because of the uncertainties associated with war in Iraq and the SARS virus. The situation began to return to normal in the middle of the year, particularly in the United States, where the effects of a general upturn in the economy started to materialize.

      In this context, sales volumes increased by 7% in 2003 with the ramp up of the new Feluy, Belgium, production line which came on stream in 2002. Also, in Korea, polypropylene production capacity in the new Samsung-Atofina joint venture reached 270 kt/y after a successful 50 kt/y debottlenecking at the beginning of the year. In the United States, the decision was made to debottleneck the Laporte, Texas, site with the objective to increase capacity by 95 kt/y in 2005.

      Styrenics are progressing, although growth lost some pace in 2003 as the economy went through a difficult period, characterised by a slowdown in demand and a rise in raw materials prices. The business grew in 2003, in particular in China due to the acquisition in January 2003 of a polystyrene production unit with a capacity of 100 kt/y in Sanshui, Guangdong province. The development and the creation of the Samsung-Atofina joint venture, which operates a 670 kt/y styrene unit in Korea, has reinforced TOTAL’s styrenics business in Asia, where the product group already operated an 80 kt/y polystyrene unit in Singapore.

      Chlorochemicals pursued its efforts to improve productivity and cut costs (shut-down of emulsion PVC at Brignoud, France (first stage) and chlorobenzene activities at Jarrie, France) and maintained tight control over capital expenditures. Improved reliability at the plants pushed up PVC and caustic soda sales volumes, while demand slowed down very significantly in the second and third quarters with a negative impact on margins.

      Vinyl compounds activities suffered for most of 2003 from an excess of supply, weak demand, highly volatile PVC prices, customer relocations out of Europe and the weakness of the dollar.

      Pipes and profiles (downstream PVC processing activity) continued its efforts to restructure the tube business in a sluggish market. The profiles business enjoyed continued growth driven by the quality of solutions developed by Alphacan.

      Fertilizers, through TOTAL’s subsidiary Grande Paroisse, continued to deal with the consequences of the explosion that occurred at its Toulouse plant on September 21, 2001. Payments made by Grande Paroisse under the presumption of responsibility, over and above the compensation paid by insurance companies, were continued in 2003, reaching a cumulative amount of 749 M€.

      The Group raised its stake in Grande Paroisse to 99.7%. For further information on Grande Paroisse, see “Item 8. Financial Information — Consolidated Statements and Other Supplemental Information — Litigation — Grande Paroisse”.

Intermediates & Performance Polymers

      The Intermediates & Performance Polymers sector includes TOTAL’s acrylics, engineering polymers, thiochemicals, fluorinated industrial gases, hydrogen peroxide, plastic additives, performance products, organic peroxides, agrochemistry and formaldehyde resins product groups. These activities share many of the same requirements of chemical expertise and process know-how. Based in Europe, North America and Asia, they serve diversified markets.

      This sector has a portfolio of well-known trade names, including Rilsan® polyamides, Kynar® fluorinated polymers, AItuglas® and Plexiglas® clear resins and sheet material, Forane® fluorinated gas and Norsocryl® acrylic monomers. The Group’s strategy for these activities is to pursue selective growth by focusing on developing markets where it has a leading competitive position, while pursuing selective disposals. In 2003, sales in this sector reached 3.60 B€, down 5% when compared to 2002 (3.77 B€), principally because of an unfavourable economic context aggravated by the weak dollar.

      Acrylics’ acrylic acid and acrylates sales in 2003 grew in North America and Asia when compared to 2002. The Bayport, Texas, unit, which started up in September 2002, operated satisfactorily in 2003. The methylmethacrylate activity experienced strong growth in Asia Pacific and an improvement of demand in the United States and Europe. The production capacity acquired from Rohm and Haas in 2002 at the Deer Park site in the United States was utilized in full in 2003. Demand for PMMA was weak in 2003, and margins were negatively affected by the higher cost of raw materials and energy. The exception was Asia, where the Group continued to expand its presence and announced an increase in polymer capacity to 40 kt in South Korea (expected to take effect in May 2004).

      Engineering polymers’ sales of Polyvinylidenedifluoride (PVDF) and polyamides grew in 2003, principally due to sustained demand in Asia and the improved performance of the lactame 12 unit. The new PVDF line at Pierre-Bénite, France, was put on stream. Functional polyolefin sales decreased mainly as a result of an incident on one of the production lines at Carling, France.

      Thiochemicals suffered from reduced demand, particularly in Europe, and the weakness of the dollar. Methyl Mercaptan sales were affected by the decision of one key customer to produce internally, rather than buy, this intermediate. The Group continued to implement its productivity program, including a plan launched at the Riverview, Michigan site at the beginning of the year, the closure of a sulphonyl production unit at Mourenx, France, in September 2003 and the preparation of the partial closure of the Rotterdam, Netherlands site announced in 2002 and scheduled for mid-2004. The Japanese joint venture JTC, in which TOTAL had a 40% stake, ceased Mercaptan manufacturing in May and was wound up. The bromine derivatives activity was sold to Albemarle in December 2003.

      The construction of new acroleine and MMP (methylthiopropionaldehyde) units in Beaumont, Texas, started as part of a joint project with Novus International. The units are expected to come on stream in 2005. MMP is an intermediate used by Novus in the manufacture of methionine (animal feed ingredient). This project is being pursued to strengthen the Group’s position in this growing market. The Vultac® range was reinforced by the acquisition of Ferro’s rubber additive business.

      Fluorinated industrial gases are used primarily in refrigeration and expanded foam applications. On the basis of production capacity, TOTAL is among the worldwide leaders for this product group. The substitution of Montreal Protocol regulated CFCs (chlorofluorocarbons) and HCFCs (hydrochlorofluorocarbons) with more environmentally friendly HFCs was accelerated in 2003 by a ban on several products and the imposition of quotas, especially in the United States.

      Also, in 2003 TOTAL assisted a number of its customers with no immediate alternative technology for building up provisional stocks, gave priority to producing refrigerants in the summer to withstand the unusual heat in Europe during the summer of 2003, marketed new formulations of HFCs and hydrocarbons that help reduce the flammability and gas emission potential of foam insulation for construction, participated in an ongoing European project on the greenhouse effect and energy efficiency, recyclability and proper use of HFCs, and decided to double capacity at its plant in Changshu, China, to supply new local polymer production.

      Hydrogen peroxide activities place the Group among the world’s leading producers (based on production capacity) and are conducted through units in three major consumer regions. The Shanghai, China plant was successfully debottlenecked and was equipped to manufacture food grade hydrogen peroxide. The plant reached full capacity in the spring of 2003 and was used to manufacture antiseptics that were used to combat the SARS virus.

      Plastics additives suffered from significant erosion of margins in 2003 because of substantial increases in raw material prices, which could not be recovered downstream due to weak demand. Also in 2003, the consolidation of S21 productions (polyethelyne terephtalate catalysts) at the Guangzhou, China, platform was completed successfully.

      Performance products experienced a slight decrease in revenue in 2003, principally due to the appreciation of the euro against the dollar and the yen. The disposal of the vaselines and bentonites activities was also completed, and a blending facility was set up in Saudi Arabia.

      Organic peroxides launched the construction of a new plant in the Shanghai region with a capacity of 3 kt/y, which is scheduled to come on stream in the first half of 2005. Together with Korean and Japanese sites, the new platform will enable the Group to better meet growing demand in Asia.

      The integration of the Indian organic peroxide subsidiary, Atopil, continued after TOTAL purchased its local partner’s interest at the end of 2002. Its debottlenecking to 2 kt/y was successfully concluded in September 2003. In 2003 TOTAL acquired GICSA’s 49% stake in Atofina Peroxidos to become the sole shareholder of this Mexican subsidiary.

      Agrochemistry sales experienced significant growth in 2003 compared with 2002, in spite of a stagnant economic environment. In January 2003, TOTAL developed its partnership with Nippon Soda, obtained the distribution rights for the United States of a new insecticide, Assail® (Acetamiprid) and launched this product on the market.

      Formaldehyde resins 2003 particleboard production (the main application) declined in Western Europe. The flooring market remained satisfactory, although it failed to compensate for the downturn in the particleboard market. The market situation together with higher raw materials prices (methanol and urea) adversely impacted margins. TOTAL sold the Brazilian activities of this product group (the Jundïai and Belem sites) on October 13, 2003.

Specialties

      TOTAL’s Specialties sector includes rubber processing (Hutchinson), resins (Cray Valley, Sartomer and Cook Composites & Polymers), adhesives (Bostik Findley) and electroplating (Atotech). These activities cover consumer and industrial markets for which customer-oriented marketing and service are key drivers.

      The Group markets specialty products in more than 55 countries. Its strategy is to continue international expansion by combining internal growth and targeted acquisitions while concentrating on expanding markets and focusing on the distribution of new products with high added value. In 2003, the sales for these activities reached 5.74 B€, below the 2002 level mainly as a result of the sale of the Paints division, which was completed on February 28, 2003. Specialties showed resistance to the more difficult economic environment in 2003.

      Wholly-owned Group subsidiary Hutchinson manufactures and markets products obtained from rubber processing for the automotive and aerospace industries and for consumer markets. Sales declined by around 5% in 2003, due to euro/dollar exchange rate adjustments. At comparable euro/dollar exchange rates, sales increased slightly in 2003 compared to 2002. Despite a difficult industrial climate and a decline in automobile production, automotive industry sales grew approximately 1.5%. Consumer sales were down due to a weak market. In 2003, Hutchinson continued to expand in countries where it believed there was a high potential for growth, mainly in South America and China.

      TOTAL produces and markets resins for adhesives, inks, paints, coatings and structural materials through its three subsidiaries Cray Valley, Sartomer and Cook Composites & Polymers. In 2003, Cray Valley completed the main part of its program to restructure its coating resins and emulsions business in Europe. The Brignoud, France emulsions plant was closed in October 2003 and the Machen, United Kingdom site ceased production in April 2004, their activities having been transferred to other Cray Valley sites. Additionally, the Group increased its production capacities in Malaysia and South Africa, where it also consolidated its distribution activity through the acquisition of the assets of Harvey’s. Cook Composites & Polymers reinforced its position as a major supplier on the coating resins market by becoming the leading distributor of these products on the U.S. market after acquiring control of Peninsula Polymers LLC. Sartomer put on stream and at full capacity a new oligomer production unit at Villers-Saint-Paul, France, in July 2003. A monomer production unit also came on stream in April 2004.

      TOTAL’s adhesives subsidiary, Bostik Findley, has leading positions in the industrial, hygiene, construction, consumer and professional distribution sectors. 2003 sales, on a constant dollar basis, remained in line with 2002. The business made significant progress in the Asia-Pacific zone and in construction and distribution. The rationalization program introduced after the Bostik/Ato-Findley merger continued in 2003 with the closure of the manufacturing sites at Center Street and Scranton in the United States, and Gambolo and Aulnay in Europe. On the acquisitions side, Bostik Findley acquired MEM, a German company specialised in consumer sealants, and took control over the joint venture with Nitta Gelatin in Japan, to increase its presence in the Asian hygiene sector.

      TOTAL’s electroplating subsidiary, Atotech, reinforced its Asian teams in 2003 by opening a technical support center in China, Taiwan and Korea. At the same time, restructuring efforts in Europe and North America were intensified in a drive to adapt the two regions to the new industrial landscape.

OTHER MATTERS

      Various factors, including certain events or circumstances discussed below, have affected or may affect our business and results.

Political and Economic Factors Which May Affect Business

      The oil sector is subject to domestic regulations and the intervention of governments in such areas as:

•	the award of exploration and production interests,

•	the imposition of specific drilling obligations,

•	environmental protection controls,

•	control over the development and abandonment of a field causing restrictions on production, and

•	possible, though exceptional, nationalization, expropriation or cancellation of contract rights.

      The oil industry is also subject to the payment of royalties and taxes, which may be high compared with those imposed in respect of other commercial activities. In addition, substantial portions of TOTAL’s oil and gas reserves are located in countries outside the European Union and North America, certain of which may individually be considered politically and economically unstable. These reserves and the related operations are subject to certain risks, including:

•	increases in taxes and royalties,

•	the establishment of production and export limits,

•	the renegotiation of contracts,

•	the expropriation or nationalization of assets,

•	risks relating to changes of local governments and resulting changes in business customs and practices,

•	payment delays,

•	currency exchange restrictions, and

•	losses and impairment of operations by armed conflicts and actions of terrorist groups.

      TOTAL, like other major international oil companies, attempts to conduct its business and financial affairs so as to protect against such political and economic risks. However, there can be no assurances that such events will not adversely affect TOTAL.

Iran Libya Sanctions Act

      In 2001, the U.S. legislation implementing sanctions against Iran and Libya, referred to as ILSA, was extended until August 2006. ILSA authorizes the President of the United States to impose sanctions (from a list that includes denial of financing by the U.S. export-import bank and limitations on the amount of loans or credits available from U.S. financial institutions) against persons found by the President to have knowingly made investments in Iran or Libya of $20 million or more in any twelve-month period. In May 1998 the U.S. government waived the application of sanctions for TOTAL’s investment in the South Pars gas field in Iran. This waiver, which has not been modified since it was granted, does not address TOTAL’s other activities in Iran and Libya, although TOTAL has not been notified of any related sanctions. At the end of 1996, the Council of the European Union adopted Council Regulation No. 2271/96 which prohibits TOTAL from complying with any requirement or prohibition based on or resulting directly or indirectly from certain enumerated legislation, including ILSA. It also prohibits TOTAL from extending its waiver for South Pars to other activities. In each of the years since the passage of ILSA, TOTAL has made investments in each of Libya and Iran (excluding South Pars) in excess of $20 million, sometimes substantially exceeding this figure. In 2003, TOTAL’s average daily production in Libya and Iran amounted to 92 kboe/d, approximately 4% of our average daily worldwide production. In February 2004, TOTAL entered into a shareholders’ agreement with the National Iranian Oil Company and Petronas to create the Pars LNG joint venture. This project is still in its early stages and no major financial commitments are expected to be made in the near future. TOTAL expects to continue to invest amounts significantly in excess of $20 million per year in each of Libya and Iran in the foreseeable future. TOTAL cannot predict interpretations of or the implementation policy of the U.S. government under ILSA with respect to its current or future activities in Iran or Libya. It is possible that the United States may determine that these or other activities will constitute activity prohibited by ILSA and will subject TOTAL to sanctions. TOTAL does not believe that enforcement of ILSA, including the imposition of the maximum sanctions under the current law and regulations, would have a material negative effect on its results of operations or financial condition. On April 23, 2004 the President of the United States terminated the application of ILSA with respect to Libya.

The Argentine Financial Crisis

      During 2002 the Argentine economy suffered further deterioration of the recessive cycle, which began in the fourth quarter of 1998. As a result of this depressed environment, and in particular due to the unilateral measures taken by the Argentine government pursuant to an emergency law enacted in 2002 which substantially reduced electricity prices, the Group considered that the economic context significantly modified the prospects of certain of its assets. In 2002, the Group recorded an asset impairment charge related to the effects of the Argentine financial crisis which had a negative impact on 2002 net income (Group share) of 310 M€. TOTAL continues to follow the evolution of the economic and financial situation in Argentina and its consequences on the Group’s operations in this country, which are limited relative to the overall size of the Group.

The Political Situation in Venezuela

      In 2003, Venezuela represented 3.3% of the Group’s oil and gas production. TOTAL cannot predict the developments related to the political situation in Venezuela and its potential consequences on the Group’s activities in this country.

The Geo-political Situation in the Middle East

      In 2003, the entire Middle East represented 17% of the Group’s production of oil and gas and 9% of the net income from operations of the operating segments, adjusted for special items. The Group produces in the United Arab Emirates, Iran, Oman, Qatar, Syria and Yemen. TOTAL cannot predict developments of the geo-political situation in the Middle East and its potential consequences on the Group’s activities in this area.

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

      Almost all the exploration and production activities of TOTAL are accompanied by a high level of risk of loss of the invested capital. It is impossible to guarantee that new resources of crude oil or of natural gas will be discovered in sufficient amounts to replace the reserves currently being developed, produced and sold to enable TOTAL to recover the capital invested.

      The development of oil fields, the construction of facilities and the drilling of production or injection wells require advanced technology in order to extract and exploit fossil fuels with complex properties over several decades. The deployment of this technology in such a difficult environment makes cost predictions uncertain. TOTAL’s activities can be limited, delayed or cancelled as a result of numerous factors, such as administrative delays, particularly in terms of the host states’ approval processes for development projects, weather conditions, shortages of or late delivery of equipment.

Regulation

      TOTAL’s exploration and production activities are conducted in many different countries and are therefore subject to an extremely broad range of legislation and regulations. These cover virtually all aspects of exploration and production activities, including matters such as land tenure, production rates, royalties, pricing, environmental protection, export taxes and foreign exchange. The terms of the concessions, licenses, permits and contracts governing the Group’s ownership of gas and oil interests vary from country to country. These concessions, licenses, permits and contracts are generally granted by or entered into with a government entity or a state company and are sometimes entered into with private owners. These arrangements usually take the form of licenses or production sharing agreements.

      The “oil concession agreement” remains the classic model for agreements entered into with States: the oil company owns the assets and the facilities and is entitled to the entire production. In exchange, the operating risks, costs and investments are the oil company’s responsibility and it agrees to remit to the State, as owner of the subsoil resources, a production-based royalty, income tax, and possibly other taxes that may apply under the local tax legislation.

      The production sharing contract, or “PSC”, involves a more complex legal framework than the concession agreement: it defines the terms and conditions of production sharing and sets the rules governing the cooperation between the company or consortium that holds the production license and the host state, which is generally represented by a state company. The latter can thus be involved in decisions relating to operations, cost accounting and allocation of production. The consortium agrees to undertake and finance all exploration and, in certain cases, production activities at its sole risk. In exchange, it is entitled to a portion of the production, known as “cost oil”, the sale of which should cover all of these expenses (investments and operating costs). The balance of production, known as “profit oil”, is then shared in varying proportions with the State or the state company.

      In some instances, concession agreements and PSCs coexist, sometimes in the same country. Even though other contractual structures still exist, TOTAL’s license portfolio is comprised mainly of concession agreements. In all countries, the authorities of the host state, often supported by international accounting firms, continually audit the accounts of oil companies and the observance of their contractual obligations.

      In some countries, TOTAL has also signed contracts called “contracts for risk services” which are similar to the production-sharing contracts, but with the main difference that the repayment of expenses and the compensation for services are established on a monetary basis. In other countries, the contracts for risk services are backed by a compensation agreement (“buy-back”), which allows TOTAL to receive a part of the production equal to the cash value of its expenses and compensation.

      Hydrocarbon exploration and production activities are subject to permits, which can be different for each of these activities; they are granted for limited periods of time and include an obligation to return a large portion — in case of failure the entire portion — of the permit surface at the end of the exploration period.

      In general, TOTAL is required to pay income tax on income generated from its production and sale activities under its concessions or licenses. In addition, depending on the area, TOTAL’s production and sale activities may be subject to a range of other taxes, fees and withholdings, including special petroleum taxes and fees. The taxes imposed on oil and gas production and sale activities may be substantially higher than those imposed on other businesses.

French Regulation

      TOTAL S.A., the parent holding company of the Group, is a French société anonyme with principal offices in France where a large number of the Company’s top management lives and works. The Group is therefore subject to a wide range of French regulations. Certain matters related to our regulation under French corporate law are described under “Item 6. Directors, Senior Management and Employees — Board Practices — Corporate Governance” and “Item 10. Additional Information — Memorandum and Articles of Association”. In accordance with French law, the Group participates in employee benefit plans offering retirement, death and disability, health and special termination benefits. The Group is also subject to French taxation through a consolidated income tax treatment approved by the French Ministry of Finance.

      With respect to carrying on operations in France, the Group’s exploration activities must be conducted under permits granted by the Minister of Industry. These permits are granted for a maximum of five years, with the possibility of renewing each permit twice (each renewal also for a maximum of five years). Development and production activities in France must be carried out under a concession granted by decree of the French Conseil d’Etat for a period of up to 25 years. When the holder of a French exploration permit makes a discovery, he is entitled to receive a concession for that discovery. In addition to normal corporate income tax, exploration and production activities in France are subject to royalties. For refining operations in France, the Group is required to give one month’s prior notice of its intention to acquire, construct or shut-down refining plants. These projects are then subject to regulatory approvals. Retail service stations in France must obtain and renew certain operating permits to perform their business. In particular, highway stations must obtain a license to operate designated sites through a bidding process organized by the relevant highway operators, most of which are wholly or partially owned by the French State. The Group’s business activities are also subject to a wide range of French regulations relating to health, safety and the environment. These include a number of directives of the European Commission which have been enacted into French law. Such regulations are discussed below in some detail under “Health, Safety and Environment Regulations”.

Health, Safety and Environment Regulations

      TOTAL is subject in general to extensive and increasingly strict environmental regulation in the European Union. Significant directives which apply to its operations and products, particularly refining and marketing, but also its chemicals and, to a lesser extent, its upstream business, are:

•	The Directive for a system of Integrated Pollution Prevention and Control (IPPC), a cost/benefit framework used to assess environmental quality standards of, and place potential emissions limits on, large industrial plants, including our refineries and chemical sites.

•	Air Quality Framework Directive and related directives on ambient air quality assessment and management, which, among other things, limit emissions for sulfur dioxide, oxides of nitrogen, particulate matter, lead, carbon monoxide, benzene and ozone.

•	The Sulfur Content Directive, under which sulfur in diesel fuel is limited to 0.2% beginning July 2000, and 0.1% beginning January 2008. Beginning January 2003, sulfur in heavy fuel oil is limited to 1%, with certain exceptions for combustion plants provided that local air quality standards are met.

•	The Large Combustion Plant Directive, a directive which limits certain emissions from large combustion plants, including sulfur dioxide, nitrogen oxides and particulates; this directive will become effective in 2008.

•	Automobile emission directives which control and limit exhaust emissions from cars and other motor vehicles. Under these directives, emission controls will continue to become more stringent over time. After 2004, maximum sulfur levels for gasoline and diesel fuels will be 50 parts per million (ppm) and, from 2009, a maximum sulfur content of 10 ppm will be mandatory throughout the EU.

•	The Directive, adopted in September 2003, implementing the Kyoto Protocol within the European Union by establishing a system for greenhouse gas emissions quotas. This system, which will enter into effect in January 2005, requires the Member States of the European Union to prepare quotas for industrial activities, in particular the energy sector, and to deliver carbon dioxide emissions permits based on these quotas.

•	The Major Hazards Directive, which requires emergency planning, public disclosure of emergency plans and ensuring that hazards are assessed, and effective emergency management systems.

•	The Framework Directive on Waste, intended to ensure that waste is recovered or disposed without endangering human health and without using processes or methods which could unduly harm the environment.

•	Maritime oil spill directives, a number of which were passed in the wake of the Erika spill. The regulations coming into effect in the next few years require that tankers have double hulls and mandate improvements to navigation practices in the English channel.

•	Numerous water directives impose water quality standards based on the various uses of surface and coastal waters, including ground water, by setting limits on the discharges of many dangerous substances and by imposing information gathering and reporting requirements.

•	Beginning in 2000, a comprehensive framework water directive has begun progressively replacing the numerous existing directives with a comprehensive set of requirements, including additional regulation obliging member countries to classify all water courses according to their biological, chemical and ecological quality; and to completely ban the discharges of approximately 30 toxic substances by 2017.

•	Numerous directives regulating the classification, labeling and packaging of chemical substances and their preparation as well as restricting and banning the use of certain chemical substances and products. At the end of 2003, the European Commission was in the process of adopting a new system for Registration, Evaluation and Authorization of Chemicals (REACH) which will partially replace or complement the existing rules in this area. REACH is expected to require the registration of up to 100,000 chemicals, including intermediaries and polymers. In depth economic studies are currently underway to evaluate the costs to the chemicals industry of implementing this new system.

      In March 2004, the European Commission adopted a Directive on Environmental Liability. Member States have three years from the time of adoption to transpose the directive into their national legislation. The directive seeks to implement a strict liability approach for damage to biodiversity from high-risk operations. Citizens’ right to know about activities which potentially harm the environment is ensured through a 1990 directive regarding access to environmental information. In January 2003, this directive was replaced by a subsequent right to know directive which goes beyond the previous directive in setting the timescale in which information must be provided and imposing fines for non-compliance. The directive also increases public disclosure of emissions to the environment.

      A directive implementing the Aarhus Convention concerning certain public participation rights in a variety of activities affecting the environment was adopted in May 2003. Member States have a period of two years to implement the new procedural rules in their national systems.

      In the United States, where TOTAL’s operations are much smaller than in Europe, it is also subject to significant environmental and safety regulation. Of particular relevance to TOTAL’s lines of business there are:

•	The Comprehensive Environmental Response, Compensation, and Liability Act (also known as CERCLA or Superfund), under which waste generators, site owners, facility operators and certain other parties can be strictly liable for the entire cost of remediating sites contaminated by spills or waste disposal regardless of fault or the amount of waste sent to the site. Additionally, each state has laws similar to CERCLA.

•	Maritime oil spill laws and regulations, particularly the Oil Pollution Act of 1990 which was passed in the wake of the Exxon Valdez spill and which significantly increases oil spill prevention requirements, spill response planning obligations and spill liability for tankers and barges transporting oil, offshore oil platform facilities and onshore terminals.

•	The Clean Air Act and its regulations, which require, among other things, new fuel specifications and sulphur reductions, enhanced monitoring of major sources of specified pollutants; stringent air emission limits and new operating permits for chemical plants, refineries, marine and distribution terminals; and risk management plans for the storage of hazardous substances.

•	The Clean Water Act, which regulates the discharge of wastewater and other pollutants from both onshore and offshore operations and, among other things, requires industrial facilities to obtain permits for most surface water discharges, install control equipment, implement operational controls and preventative measures, including spill prevention and control plans and control stormwater runoff.

•	The Resource Conservation and Recovery Act (RCRA) regulates the storage, handling, treatment, transportation and disposal of hazardous and non-hazardous wastes and imposes corrective action requirements on regulated activities which mandate the investigation and remediation of potentially contaminated areas at these facilities.

      Other significant U.S. environmental legislation includes the Toxic Substances Control Act which regulates the development, testing, import, export and introduction of new chemical products into commerce; the Occupational Safety and Health Act which imposes workplace safety and health, training and process standards to reduce the risks of chemical exposure and injury to employees; the Emergency Planning and Community Right-to-Know Act which requires emergency planning and spill notification as well as public disclosure of chemical usage and emissions.

      Proceedings instituted by governmental authorities are pending or known to be contemplated against TOTAL and certain of its subsidiaries under applicable environmental laws which could result in monetary sanctions in excess of $100,000. No individual proceeding is, nor are the proceedings as a group, expected to have a material adverse effect on TOTAL’s consolidated financial position or profitability.

Operational Risks Related to the Environment and Safety

      TOTAL’s activities present industrial and environmental risks which are inherent in the production of products that are flammable, explosive or toxic. Its activities are therefore subject to extensive government regulations concerning environmental protection and industrial security in most countries. For example, in Europe, TOTAL operates 102 sites in France and an additional 54 sites in other countries that are required to meet the criteria of the European Union Seveso directive for classification as high risk sites. Under the directive, TOTAL is obligated to implement additional safety and reporting procedures for these sites. Other sites operated by TOTAL in other parts of the world involve similar risks.

      The broad scope of TOTAL’s activities, which include drilling, oil and gas production, on site processing, transportation, refining, petrochemicals activities, storage and distribution of petroleum products, production of intermediary chemical products and specialty chemicals, involve a wide range of operational risks. Among these risks are those of explosion, fire or leakage of toxic products. In the transportation area, the type of risks depends not only on the hazardous character of the products transported, but also on the transportation methods used (mainly pipelines, maritime, river-maritime, rail, road) and the volumes involved.

      Most of these activities involve environmental risks related to air or water emissions and the creation of waste, and also require environmental site restoration after production is discontinued.

      Certain branches or activities face specific risks. In oil and gas exploration and production, there are risks related to the physical characteristics of an oil or gas field. These include eruptions of crude oil or of natural gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, hydrocarbon leaks generating toxic risks (H2S) and risks of fire or explosion. All these events could possibly damage or even destroy crude oil or natural gas wells as well as related equipment and other property, cause injury or even death, lead to an interruption of activity or cause environmental damage. In addition, since exploration and production activities may take place on sites that are ecologically sensitive (tropical forest, marine environment, etc.), each site requires a specific approach to minimize the impact on the related ecosystem, biodiversity and human health.

      TOTAL’s activities in the Chemicals segment and, to a lesser extent, the Downstream segment also have related health, safety and environmental risks. These risks can arise from the intrinsic characteristics of the products involved, which may, for example, be flammable, toxic, or be linked to the greenhouse effect. Risks of facility contamination and off-site impacts may also arise from emissions and discharges resulting from processing or refining, and from recycling or the disposal of materials or wastes at the end of their useful life.

Risk Evaluation and Management

      Prior to developing their activities and then on a regular basis during the operations, business units evaluate through specific procedures the related industrial and environmental risks in addition to taking into account the regulatory requirements of the countries where these activities are located.

      Risk analyses are performed according to recognized methods (for instance HAZID studies for “hazard identification”, HAZAN for “hazard analysis”, HAZOP for “hazard and operability” and “hazard studies” in France for the Seveso sites) by multi-disciplinary teams. These analyses are initially performed for new developments and then updated if necessary for significant modifications of existing equipment, generally no more than every five years. Similarly, environmental impact studies are done prior to any industrial development with a specific, thorough initial site analysis taking into account any special sensitivities. These studies also take into account the impact of the activities on the health of the neighboring population.

      For new products, risk characterizations and evaluations are performed. Furthermore, Life Cycle Analyses (ACV) for related risks are performed to study all the stages of a product’s existence.

      TOTAL actively monitors regulatory developments so as to continue complying with local and international rules and standards for the evaluation and management of industrial and environmental risks.

      The Group’s commitment to meet its environmental and safety obligations is reflected in its Environmental contingencies and Asset retirement obligations (see Note 16 to the Consolidated Financial Statements).

      As indicated in Note 1 paragraph L of the Notes to the Consolidated Financial Statements, Asset retirement obligations were determined in accordance with FAS No. 143 (“Accounting for Asset Retirement Obligations”).

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

      TOTAL is working to minimize industrial and environmental risks inherent to its activities by putting in place performance procedures and quality, security and environmental management systems, as well as by moving towards obtaining certification for its management systems (International Safety Rating System, ISO 14001, European Management and Audit Scheme), by performing strict inspections and audits, training staff and heightening awareness of all the parties involved, and by an active investment policy.

      More specifically, since 2002, an action plan has been implemented in order to reach a new level of safety. The plan includes concrete steps related to organization and procedures, as well as an investment of 500 M€ over four years. In addition to the normal security budget, the plan carries out measures to minimize risks and increase safety for people and equipment. Investments are directed according to priorities defined in risk studies. For example, the Downstream and Chemicals segments have invested 46 M€ and 70 M€, respectively, in 2003, for protection of units, reinforcement of control rooms and security of logistics (stored volumes, transportation chains).

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

Insurance and Risk Management

Organization

      TOTAL has its own insurance and reinsurance company, Omnium Insurance and Reinsurance Company (OIRC). OIRC is totally integrated into the Group’s insurance management and acts as a centralized global operations tool for covering the Group’s risks. It allows the Group to implement its insurance program, notwithstanding the varying regulatory environments in the range of countries where the Group is present.

      Certain countries require the purchase of insurance from a local insurance company. When a subsidiary company of the Group is subject to these constraints and is able to obtain insurance from a local company meeting Group standards, OIRC attempts to obtain a retrocession of the covered risks. As a result, OIRC negotiates reinsurance contracts with the subsidiaries’ local insurance companies which transfer almost all of the risk (between 97.5% and 100%) to OIRC. When a local insurer covers the risks at a lower level than that defined by the Group, OIRC will provide additional coverage in an attempt to standardize coverage Group-wide. On the other hand, certain countries require insurance in excess of what the Group may deem necessary under Group-wide standards. In these cases, OIRC also provides the additional coverage necessary to satisfy these legal obligations and the Group does not need to turn to an outside insurer.

      At the same time, OIRC negotiates a global reinsurance program with mutual insurance companies for the oil industry and commercial reinsurers. OIRC permits the Group to manage price variations in the insurance market, by taking on a greater or lesser amount of risk corresponding to the price trends in the insurance market.

      In 2003, the amount of risk kept by OIRC after reinsurance was $10 million per incident.

Risk and Insurance Management Policy

      In this context, the Group risk and insurance management policy is to work with the relevant internal department of each subsidiary to:

•	Define scenarios of major disaster risks by analyzing those events whose consequences would be the most significant for third parties, for employees and for the Group;

•	Assess the potential financial impact on the Group in case these disasters occur;

•	Implement measures to limit the possibility such events occur and the scope of damage in case of their occurrence; and

•	Manage the level of risk from such events that is covered internally by the Group and that which is transferred to the insurance market.

      With respect to insurance:

•	The Group has worldwide tort and property insurance coverage for all its subsidiaries, and, for the Downstream and Chemicals segments, for loss of operations.

•	These programs are contracted with first-class insurers (or reinsurers and mutual insurance companies of the oil industry through OIRC).

•	The insurance amounts depend on the financial risks defined in the disaster scenarios discussed above and the coverage terms offered by the market (available capacities and price conditions).

      More specifically, for:

•	Tort liability: since the maximum financial risk cannot be evaluated using a systemic approach, the amounts insured are based on market conditions and industry practice, in particular, the oil industry. The insurance cap in 2003 for general tort and product liability was $840 million compared to $740 million in 2002.

•	Property: the amounts insured by sector and by site are based on estimated costs and reconstruction scenarios under the identified worst-case disaster scenarios and on insurance market conditions.

•	Loss of operations: provided for the Refining and Chemicals sectors for a compensation period of 3 years (Refining) or 2 years (Chemicals), also based on the identified worst-case disaster scenarios and on insurance market conditions. The Group negotiates combined limits for property and loss of operations.

      For example, for the highest estimated risk of the Group (the Alwyn field in the UK), the insurance cap was $1.3 billion in 2003.

      Moreover, deductibles for material damages fluctuate between $0.1 and $5 million depending on the level of risk, and are carried by the subsidiary.

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

Competition

      The Company is subject to intense competition within the oil sector and in other related sectors in its activities related to satisfying the energy needs of the industry and of individuals. TOTAL is subject to competition from other oil companies in the acquisition of assets and licenses for the exploration and production of oil and natural gas. Competition is particularly strong with respect to the acquisition of undeveloped resources of oil and natural gas, which are in great demand. Competition is also intense in the sale of manufactured products based on crude and refined oil.

      In this respect, the main competitors of TOTAL are ExxonMobil, the Royal Dutch Shell Group, BP and ChevronTexaco. At the end of 2003, TOTAL ranked fourth among international oil companies in terms of market capitalization and daily production of oil and gas, and fifth in terms of oil and gas reserves.

E-Commerce

      In mid-2000, TOTAL initiated a pilot e-commerce project in which most transactions are conducted on the Trade-Ranger electronic marketplace, for its purchases of goods and services in energy and chemicals. That project came into being late in the year 2000. The Group is among the 16 founding shareholders of Trade-Ranger, in which it is one of the main players. Trade-Ranger is the largest on-line marketplace in the oil, gas and chemical products industry. Systems for catalogue based transaction management of surplus production, sales by auction or tender offer and invoice administration have been successfully launched via this platform, which is in the process of implementation for procurement and quotations within the Group. New pilot systems have been launched in more emerging areas such as management of equipment or product transport, invoice management with suppliers or on-line sales.

      The Group has conducted approximately 50,000 automated transactions on line for some of its Upstream, Downstream and Chemicals activities. It has also conducted electronic reverse auctions or electronic requests for bids in its Upstream and Downstream sectors, involving a total of nearly 1 B€. While the Group’s procurement expenses total nearly 15 B€ per year, TOTAL foresees that nearly half of that type of transaction could ultimately be conducted on-line. More generally, after the pilot phase of the project in 2001, which provided proof of the real benefits of using such tools and services at TOTAL, the expanded use of these services was successfully begun in 2002. Each segment is preparing a plan for gradual deployment of those new solutions within its own entities.

ORGANIZATIONAL STRUCTURE

      TOTAL S.A. is the parent company of the TOTAL Group. As of December 31, 2003, there were 772 consolidated subsidiaries of which 667 were fully consolidated, 10 were proportionately consolidated, and 95 were accounted for under the equity method. For a list of the Principal Subsidiaries of the Company, see Note 31 of the Notes to the Consolidated Financial Statements.

PROPERTY, PLANTS AND EQUIPMENT

      TOTAL has freehold and leasehold interests in numerous countries throughout the world, none of which is material to TOTAL. See “Business Overview — Upstream” for a description of the TOTAL’s reserves and sources of crude oil and natural gas.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      Management’s Discussion and Analysis is the Company’s analysis of its financial performance and of significant trends that may affect its future performance. It should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. The Consolidated Financial Statements are prepared in accordance with French GAAP, which differ in certain respects from U.S. GAAP, and contain a reconciliation of net income and shareholders’ equity to U.S. GAAP. See Note 3 of the Notes to the Consolidated Financial Statements.

      This section contains forward-looking statements which are subject to risks and uncertainties. For a list of important factors that could cause actual results to differ materially from those expressed in the forward-looking statements, see “Cautionary Statement Concerning Forward-Looking Statements” on page iv.

Overview

      TOTAL’s operating results are generally affected by a variety of factors, including movements in crude oil prices and refining margins, which are both generally denominated in dollars, and in exchange rates, particularly the value of the euro against the dollar. Higher crude oil prices generally have a positive effect on operating income of TOTAL, as its Upstream oil and gas business benefits from the resulting increase in prices realized from production. Lower crude oil prices generally have a corresponding negative effect. The effect of changes in crude oil prices on TOTAL’s Downstream activities depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. TOTAL’s operating results are also affected by general economic and political conditions and changes in governmental laws and regulations. For more information, see “Item 4. Information on the Company — Other Matters”.

2001-2003

      In 2003, TOTAL’s operating income was 12,770 M€ compared to 10,126 M€ in 2002 and 12,777 M€ in 2001. The 2.6 B€, or 26%, increase in operating income in 2003 compared to 2002 was mainly due to the net positive impact of higher oil prices, higher European refining margins, and the weaker dollar. In addition to these market factors, operating income in 2003 benefited from the positive impact of ongoing volume growth, productivity improvement and merger synergy benefits resulting from self-help programs which the Company launched in 2000 following completion of the acquisition of control of PetroFina and Elf Aquitaine in order to increase organic growth, synergies and productivity and from a lower level of special items than in 2002(1). The

(1)	Special items are items which, because of their particular nature or significance, are monitored at the Group level and excluded from the business segment figures. For more information on special items, see “— Results by Business Segment 2003-2001” below.

2.7 B€, or 21%, decrease in operating income in 2002 compared to 2001 was mainly due to the net negative impact of lower European refining margins, the weaker dollar and lower natural gas prices. In addition, operating income was negatively affected by a higher level of special items than in 2001. The negative effect of these factors was only partially offset by a positive impact resulting from the Company’s self-help programs.

      TOTAL’s net income was 7,025 M€ in 2003 compared to 5,941 M€ in 2002 and 7,658 M€ in 2001(1). The 18% increase in net income in 2003 compared to 2002 was mainly due to the increase in operating income, partially offset by a net decrease in other income (expense), primarily as a result of lower gains on sales of assets. The 22% decrease in net income in 2002 compared to 2001 mainly reflects the decline in operating income and the higher level of negative special items than in 2001.

      The Company’s self-help programs were successfully completed in 2003, with a cumulative hydrocarbon production increase of 23% from 2.07 Mboe/d in 1999 to 2.54 Mboe/d in 2003 and a cumulative 4.8 B€ positive impact on operating income in the four-year period from 1999 to 2003 from growth and synergies/ productivity programs.

      The Company’s total expenditures(2) were 7,728 M€ in 2003, 8,657 M€ in 2002 and 10,566 M€ in 2001. The decline in expenditures of 11% in 2003 compared to 2002 mainly reflects the weaker dollar which is the main currency for oil and gas investments. The 18% decrease in 2002 compared to 2001 was mainly due to the decrease in investments in Gas & Power and Chemicals.

      In all three years, the main source of funding for expenditures was cash from operating activities.

Outlook

      Since the beginning of 2004, the oil market environment has remained favorable with oil prices at a high level and satisfactory refining margins, while the dollar has been relatively weak against the euro and the environment for Chemicals has remained persistently difficult.

      For the years 2004 to 2008, TOTAL has set new performance targets, consisting of a 4% average annual growth rate for hydrocarbon production and a return on average capital employed (ROACE)(3) target of 15.5% for the Group, 17% for Upstream, 15% for Downstream and 12% for Chemicals, each by 2008 and in a constant reference environment.(4) In establishing its ROACE targets, the Company has taken into account changes in the market by adjusting certain of its reference environment assumptions: the Brent oil price was increased to $20 per barrel from $17 per barrel, the euro/dollar exchange rate was revised to 1.1 dollars per euro from parity and the mid-cycle for the Chemicals was revised downward, while the European refining margin (TRCV) has remained unchanged at $12 per ton.

      TOTAL’s strategy for growth over the 2004-2008 period is based on a sustained investment program of $9 to $10 billion per year of expenditures with priority given to the Upstream segment, which is expected to account for approximately 75% of total expenditures on average. The 2004 investment budget has been set at approximately $10 billion. While the actual amount of future expenditures will depend on a number of factors that cannot currently be foreseen, the Company’s planned expenditures in the normal course of business, excluding acquisitions, are expected to be financed from cash flow from operating activities. The Company will also continue to pursue its policy of disposing of non-core assets, including further divestment of TOTAL’s

(1)	Net income under U.S. GAAP was 6,103 M€ in 2003 compared to 6,264 M€ in 2002 and 5,271 M€ in 2001. For all periods presented, the difference in net income under French GAAP and under U.S. GAAP reflected the difference in accounting treatment primarily of crude oil and refined products inventories, derivative instruments and hedging activities, goodwill and purchase accounting with respect to the acquisition of control of Elf Aquitaine and PetroFina. See Note 3 of the Notes to the Consolidated Financial Statements for additional information on these differences.

(2)	Total expenditures includes intangible assets and property, plant and equipment additions; exploration costs directly charged to expenses; acquisitions of subsidiaries, net of cash acquired; investments in equity affiliates and other securities; and increase in long-term loans.

(3)	For more information on ROACE, see “— Results by Business Segment 2003-2001”.

(4)	For a discussion of the risks and uncertainties related to these targets and expectations, see “Cautionary Statement Concerning Forward-Looking Statements”.

interest in Sanofi-Synthélabo. Concerning the proposed combination of Sanofi-Synthélabo and Aventis, TOTAL announced its support for the increased friendly offer that was recommended by the Supervisory Board of Aventis. TOTAL confirms its intention to divest its interest in Sanofi-Synthélabo over the medium-term.

      Strategically, the Company’s priority is to increase its hydrocarbon production, notably through the development of large projects, while maintaining high profitability in the Upstream segment.

      In Downstream, the Company will pursue the strategy of strengthening its positions in Europe and Africa while improving returns through capital discipline and productivity gains.

      In the Chemicals segment, the Company is targeting growth in high potential areas such as Asia while implementing productivity programs. The Company has announced a strategic reorganization aiming at the creation of an entity including Chlorochemicals and Intermediates & Performance Polymers activities which had combined sales of approximately 5 B€ in 2003. This entity will primarily focus on improving its performance and the Company intends it to be eventually a strongly competitive, solidly financed, independent player.

      TOTAL intends to pursue a dynamic dividend policy with a targeted pay-out ratio of 50% for the years 2004 to 2008. Future dividends will, however, depend on the Company’s earnings, financial condition and other factors.(1) At the shareholders’ meeting held on May 14, 2004, TOTAL announced that, beginning in 2004, it intends to pay an interim dividend in the fall.

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

      The following summary provides further information about the critical accounting policies which could have a significant impact for the results of the Group and should be read in conjunction with Note 1 of the Notes to the Consolidated Financial Statements.

      Estimates and judgments are used in the Group’s oil and gas accounting for reserves, assets and depreciation in application of the successful efforts method, valuation of long-lived assets, environmental remediation and restoration of sites estimations, accounting for pensions and post-retirement benefits and in the context of the computation of income taxes.

      The assessment of critical accounting policies below is not meant to be an all-inclusive discussion of the uncertainties of financial results that can occur from the application of the full range of the Company’s accounting policies. Materially different financial results could occur in the application of other accounting policies as well. Likewise, materially different results can occur upon the adoption of new accounting standards promulgated by the various rule-making bodies. For a discussion of the Company’s change to International Financial Reporting Standards (IFRS) in 2005, see “— International Financial Reporting Standards” below.

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

(1)	The payment and amount of dividends are subject to the recommendation of the Board of Directors and resolution by the Company’s shareholders at an annual ordinary general shareholders’ meeting. For more information, see “Item 8. Financial Information — Dividend Policy”.

to be recoverable in future years from known reservoirs under existing economic and operating conditions. Accordingly, these estimates do not include probable or possible reserves. Estimated oil and gas reserves are based on available reservoir data and prices and costs in the accounting period during which the estimate is made and are subject to future revision. The Group reassesses its oil and gas reserves at least once a year on all its properties.

      Exploration leasehold acquisition costs are capitalized when acquired. During the exploration phase, management exercises judgment on the probability that prospects ultimately would partially or fully fail to find proved oil and gas reserves. Based on this judgmental approach, a leasehold impairment charge may be determined. This position is assessed and adjusted throughout the contractual period of the leasehold based in particular on the results of exploratory activity and the impairment is adjusted prospectively.

      For exploratory wells, drilling costs are temporarily capitalized pending determination of whether potentially economic oil and gas reserves have been discovered by the drilling effort. This determination usually is made within one year after well completion and can take longer depending on the specific technical or economic difficulties in assessing the economic and technical recoverability of the reserves. If a determination is made that the well did not encounter oil and gas in economically viable quantities, the well costs are expensed and are reported in exploration expense.

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

Valuation of long-lived assets

      In addition to oil and gas assets that could become impaired under the application of successful efforts accounting, other assets could become impaired and require write-down if circumstances warrant. Conditions that could cause an asset to become impaired include lower-than-forecasted commodity sales prices, changes in the Group’s business plans or a significant adverse change in the local or national business climate. The amount of an impairment charge would be based on estimates of an asset’s fair value compared with its book value. The fair value usually is based on the present values of expected future cash flows using assumptions commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review.

Dismantling, asset retirement obligations and environmental remediation

      When legal and contractual obligations require it, the Group, upon application of FAS No. 143, records provisions for the future decommissioning of production facilities at the end of their economic lives. Management makes judgments and estimates in recording liabilities. Most of these removal obligations are many years in the future and the precise requirements that will have to be met when the removal event actually occurs are uncertain. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public expectations.

      The Group also makes judgments and estimates in recording costs and establishing provisions for environmental clean-up and remediation costs which are based on current information on costs and expected plans for remediation. For environmental provisions, actual costs can differ from estimates because of changes in laws and regulations, public expectations, discovery and analysis of site conditions and changes in clean-up technology. For more information with respect to the impact of adopting FAS No. 143 see Note 1 paragraph L and Note 16 of the Notes to the Consolidated Financial Statements.

Pensions and post-retirement benefits

      Accounting for pensions and other post-retirement benefits involves judgments about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, health care cost-trend rates and rates of utilization of health care services by retirees. These assumptions are based on the environment in each country. The assumptions used are reviewed at the end of each year and may vary from year-to-year, based on the evolution of the situation, which will affect future results of operations. Any differences between these assumptions and the actual outcome will also impact future results of operations.

      The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows:

      Discount and inflation rates reflect the rates at which the benefits could be effectively settled, taking into account the duration of the obligation. Indications used in selecting the discount rate include rates of annuity contracts and rates of return on high-quality fixed-income investments (such as government bonds). The inflation rates reflect market conditions observed country by country.

      Salary increase assumptions (when relevant) are determined by each entity. They reflect an estimate of the actual future salary levels of the individual employees involved, including future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority, promotion and other factors.

      Health care cost trend assumptions (when relevant) reflect an estimate of the actual future changes in the cost of the health care related benefits provided to the plan participants and are based on past and current health care cost trends including health care inflation, changes in healthcare utilization, and changes in health status of the participants.

      Demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for the individual employees involved, based principally on available actuarial data.

      Determination of expected rates of return on assets is made through compound averaging. For each plan, there are taken into account the distribution of investments among bonds, equities and cash and the expected rates of return on bonds, equities and cash. A weighted-average rate is then calculated.

      The effect pensions had on results of operations, cash flow and liquidity is fully set out in Note 15 of our Consolidated Financial Statements. Net periodic benefit charge in 2003 amounted to 420 M€ and the Company’s contributions to pension plans were 337 M€.

      Differences between projected and actual costs and between the projected return and the actual return on plan assets routinely occur and are called actuarial gains and losses. Generally, the actuarial gains and losses are amortized and included in the net periodic benefit charge using the straight-line method based on the estimated remaining length of service of the plan participants involved.

      The unrecognized actuarial losses of pension benefits as at December 31, 2003 were 1,897 M€ compared to 2,225 M€ for 2002. This decrease is principally due to the amortization of unrecognized losses and to the foreign currency translation adjustment for the year. Beginning in 2001, financial markets worldwide suffered significant decreases in the values of assets. This trend was reversed in 2003 driven by U.S. and Asian economic growth. Nevertheless, the positive effect on the Company’s plans’ assets leading to an actuarial gain of 162 M€ as of December 31, 2003 was offset by an actuarial loss on the Company’s plans’ liabilities of 151 M€, coming from a further decrease in discount rates in 2003. As explained above, pension accounting principles require that such actuarial losses be deferred and amortized over future periods, in the Company’s case 15 years.

      While the Company has not completed its calculations for 2004, it is considering a stable weighted average return for the year (6.96% compared to the 2003 rate of 6.99%). The Company does not believe that it will be modifying significantly its discount rate in the near future.

      The Company’s estimates indicate that a 1% increase or decrease in the expected rate of return on pension plan assets would have caused a 46 M€ decrease or increase, respectively, in the 2003 net periodic pension cost.

      The estimated impact on benefit charge of the amortization of the unrecognized actuarial losses of 1,897 M€ as at December 31, 2003, is 90 M€ for 2004, compared to 105 M€ in 2003.

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

International Financial Reporting Standards

      TOTAL will adopt International Financial Reporting Standards (IFRS) with effect from January 1, 2005. During the year 2003, the Group studied the potential impact of the adoption of IFRS. The theoretical comparison of IFRS standards with the standards presently used by the Group has been completed. The main areas where the Group’s current accounting policies differ from IFRS are inventories, tangible and intangible assets, provisions for major turnarounds of refineries and plants, and, to a lesser extent, financial derivative instruments, treasury shares, advantages linked to stock-options, and shares in non-consolidated companies.

      TOTAL is currently in the process of evaluating the impact of the change to IFRS on its consolidated accounts. On the basis of its preliminary evaluation, taking into account the present wording of the standards as well as the operations in progress and the current market environment, TOTAL believes that these standards should not have a significant effect on its results of operations and financial position, with the possible exception of the valuation of petroleum products inventories.

      The review conducted by the Group has not uncovered any major needs in terms of information technology. Moreover, due to the restatement and harmonization work undertaken in connection with the Company’s business combination operations and the resulting expanded knowledge of accounting policies, the Group considers that it will be able to meet the January 1, 2005 deadline for implementation of the change to IFRS without difficulties.

Inventories

      IFRS excludes the “Last-in-First-Out” (LIFO) method of valuation for oil product inventories. The Group is currently evaluating the consequences of this exclusion for the replacement cost method used by the Group, which is similar to the LIFO method. As there is no specific rule regarding oil product inventories in the IFRS standards, the Group is exploring alternatives to ensure the continuing comparability of its accounts with its major competitors.

Tangible and intangible assets

      The main difference identified so far is the replacement of the amortization of goodwill by an impairment test. In addition, IAS 36 provides for an impairment test of tangible and intangible assets using a comparison with discounted future cash flows, whereas the standard currently applied by the Company refers to undiscounted cash flows.

      The Group is currently reviewing its assets. Based on the current state of this review and applying the impairment calculation described above, only minor adjustments would be required.

Major turnarounds

      As discussed in Note 1 paragraph E of the Notes to the Consolidated Financial Statements, major turnaround costs in refineries and major petrochemical plants are currently provisioned in the period between the last turnaround performed and the next planned turnaround. Under IFRS, major turnaround costs are accounted for as an asset when incurred and amortized over the period between two major turnarounds.

Other impacts

      The other major impacts of the adoption of IFRS are the accounting at market value of the financial derivative instruments of the Group’s treasury, the expensing of the estimated cost of stock options as well as the deduction from shareholders’ equity of the treasury shares held in order to cover those stock options, and eventually, the revaluation at market value of shares in non-consolidated companies in the shareholders’ equity.

      This discussion is based on the Group’s operations in progress and the current market environment. The evolution of the operations and/or the market environment in 2004 and 2005 could lead to materially different impacts. Also, the evolution of the standards, in particular adoption of IAS 32 and 39 relating to derivative instruments, could have an impact which is currently not quantifiable.

Results by Business Segment 2003-2001

      The tables below set forth the respective contribution of each of TOTAL’s business segments to TOTAL’s total sales, operating income, total expenditures and ROACE (return on average capital employed), for the years ended December 31, 2003, 2002 and 2001. Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the group level and excluded from the business segment figures. Special items affecting Operating Income include restructuring charges, asset impairment charges, gains or losses on sales of assets and other items. As indicated in Note 4 of the Notes to the Consolidated Financial Statements, the business segment information is presented in accordance with the group internal reporting system and is used by the chief operating decision maker to measure performance and to allocate resources internally. For a discussion of the manner of calculating ROACE, see Note 1 paragraph R (“Main accounting and financial indicators — information by business segment”) of the Notes to the Consolidated Financial Statements.

									Special
	Upstream		Downstream		Chemicals		Corporate		Items	Total

	(in millions of euro)
2003
Total sales	18,704	(1)	68,658	(1)	17,260	(1)	30	(1)		104,652	(2)
Operating Income	10,476	(3)	1,970	(3)	558	(3)	(209	)(3)	(25)	12,770
Total Expenditures	5,302		1,235		1,115		76			7,728
2002
Total Sales	16,225	(1)	66,984	(1)	19,317	(1)	14	(1)		102,540	(2)
Operating Income	9,309	(3)	909	(3)	777	(3)	(210	)(3)	(659)	10,126
Total Expenditures	6,122		1,112		1,237		186			8,657
2001
Total Sales	14,365	(1)	71,373	(1)	19,560	(1)	20	(1)		105,318	(2)
Operating Income	9,022	(3)	3,004	(3)	1,095	(3)	(252	)(3)	(92)	12,777
Total Expenditures	7,496		1,180		1,611		279			10,566

(1)	Total segment sales excluding sales to other segments.

(2)	Total sales excluding intersegment sales.

(3)	Adjusted for special items.

ROACE	Upstream	Downstream	Chemicals		Group

2003	29%	15%	4%	(1)	19%
2002	23%	8%	5%	(1)	15%
2001	24%	21%	7%	(1)	18%

(1)	Excluding amortization of goodwill in the Chemicals segment for amounts of 107 M€ in 2003, 131 M€ in 2002 and 145 M€ in 2001.

Special Items Affecting Operating Income

      There was no significant impact from special items on operating income in 2003. In 2002, special items (comprised mainly of impairments of Argentine gas and power assets and LPG marketing activities) had a negative impact on operating income of 659 M€. In 2001, special items (primarily impairment charges and restructuring charges in the Chemicals segment) had a negative impact of 92 M€ on operating income. For further information on the special items affecting operating income, and for a reconciliation of segment figures to figures reported in the Company’s audited consolidated financial statements, see Note 4 of the Notes to the Consolidated Financial Statements. For further information on the impairment charges, including facts and circumstances giving rise to certain of them, please see Note 3 paragraph M(iv) of the Notes to the Consolidated Financial Statements.

Special Items Affecting Net Income

      In 2003, the Group’s consolidated net income includes special items that had a net negative impact of 319 M€. The 2003 special items were comprised primarily of restructuring charges and early retirement plans of 144 M€ plus an allowance of 155 M€ for litigation reserves in the Chemicals segment, following investigations of the European Commission into alleged anticompetitive practices. Special items had a net negative effect of 319 M€ in 2002, being comprised primarily of gains on asset sales (notably shares of Sanofi-Synthélabo), impairments of Argentine gas and power assets and LPG marketing activities, and recognition of the impact on deferred taxes from a change in the UK tax law affecting oil companies. In 2001, special items had a net positive impact of 140 M€ on consolidated net income due to gains of 1.4 B€, essentially from sales of Sanofi-Synthélabo shares, which more than offset provisions of approximately 600 M€ related to potential liabilities for the explosion at Grande Paroisse, restructuring charges in the Downstream and Chemicals segments and impairments in the Chemicals segment. For further information on the special items affecting net income, and on reconciling segment figures to figures reported in the Company’s audited consolidated financial statements, see Note 4 of the Notes to the Consolidated Financial Statements.

Company Results 2003 vs. 2002

Group Results

      The 2003 oil environment was more favorable than in 2002. The Brent oil price increased by 15% to $28.8 per barrel in 2003 from $25.0 per barrel in 2002 and the European refining margin (TRCV) increased strongly to $20.9 per ton from $8.0 per ton in 2002. On the other hand, the overall environment for Chemicals was more difficult than in 2002 due to the persistent unfavorable economic context and resulting weak demand in Europe and the weak dollar. The weakening of the dollar by 16% in 2003 relative to the euro, with the average exchange rate increasing to 1.13 from 0.95 in 2002, negatively affected the Company’s euro-denominated results in all business segments, as most of the Company’s sales, particularly crude oil, are denominated in dollars.

      TOTAL’s sales increased by 2.1 B€, or 2%, to 104,652 M€ in 2003 from 102,540 M€ in 2002.

      Operating income increased to 12,770 M€ in 2003 from 10,126 M€ in 2002.

      The 2.6 B€, or 26%, increase in operating income reflects the positive impact of higher hydrocarbon prices (+1.9 B€), higher refining margins (+1.3 B€), ongoing volume growth (+0.6 B€), productivity improvement and merger synergy benefits (+0.5 B€), a lower level of refinery turnaround operations (temporary shutdowns of refinery facilities for maintenance, overhaul and upgrading) (+0.2 B€), and a lower level of special items (+0.6 B€), all of which were partially offset by the negative impact of a weaker dollar (-2.0 B€), a weaker chemical environment (-0.4 B€), and changes in the Chemicals segment portfolio (-0.1 B€).

      TOTAL’s net income was 7,025 M€ in 2003 compared to 5,941 M€ in 2002(1). The 18% increase in net income in 2003 compared to 2002 was mainly due to the increase in operating income, partially offset by a net decrease in other income (expense), primarily as a result of lower gains on sales of assets.

Upstream

      Upstream segment sales (excluding sales to other segments) were 18,704 M€ in 2003 compared to 16,225 M€ in 2002, reflecting the positive impact of increased hydrocarbon prices and the 5% increase in production volumes only partially offset by the weaker dollar compared to the euro.

      Operating income adjusted for special items increased to 10,476 M€ in 2003 compared to operating income adjusted for special items of 9,309 M€ in 2002. This 13% increase was mainly due to the positive effects of production growth and higher hydrocarbon prices, partially offset by the negative impact of a weaker dollar against the euro.

      Upstream ROACE was 29% in 2003 compared to 23% in 2002, reflecting primarily the increase in operating income.

      Oil and gas production rose by 5% to 2.54 Mboe/d in 2003 from 2.42 Mboe/d in 2002. Liquids production increased by 5% in 2003 due to the contribution of Sincor in Venezuela, Cepsa’s production in Algeria, Balal and South Pars in Iran, and Amenam in Nigeria. Gas production increased by 6% in 2003, mainly due to the Company’s fields in the Gulf of Mexico, Indonesia and the North Sea. In 2003, the Upstream segment’s liquids production represented 65% of its production on an oil equivalent basis and gas represented 35% of production. The Upstream segment’s combined proved reserves of oil and gas increased by 2% to 11.4 Bboe at December 31, 2003 from 11.2 Bboe at December 31, 2002. See “Item 4. Information on the Company — Business Overview — Upstream — Reserves — Proved Reserves” for a table showing changes in proved reserves by year and “Supplemental Oil and Gas Information (Unaudited)” contained elsewhere herein for additional information on proved reserves, including tables showing changes in proved reserves by region.

      Total expenditures of the Upstream segment decreased to 5,302 M€ in 2003 from 6,122 M€ in 2002. This 13% decline in total expenditures primarily reflects the weakness of the dollar, which is the dominant currency for oil and gas investments. In 2003, expenditures were made mainly in Angola, Kazakhstan, Nigeria, Norway, the United States and Venezuela, whereas in 2002, expenditures were made mainly in Angola, Iran, Kazakhstan, Nigeria, Norway, the United Kingdom, the United States and Venezuela.

      Strategically, the Company plans to increase the contribution of the Upstream segment to its overall activities. The Company’s priority is to increase its hydrocarbon production, notably through the development of large projects, including conventional oil and gas, midstream gas, LNG, and enhanced recovery projects, while maintaining high profitability by stabilizing average unit costs.

Downstream

      Downstream segment sales (excluding sales to other segments) increased to 68,658 M€ in 2003 from 66,984 M€ in 2002. Refinery throughput increased by 6% to 2,481 kb/d in 2003 compared to 2,349 kb/d in 2002 and the refinery utilization rate rose to 92% in 2003 from 88% in 2002. Refined product sales were 3,652 kb/d in 2003 compared to 3,380 kb/d in 2002 (after correcting a reporting disparity related to sales in France).

      Downstream segment operating income adjusted for special items increased to 1,970 M€ in 2003 from 909 M€ in 2002. This 117% increase was mainly due to the sharp rebound in European refining margins, averaging $20.9/ton in 2003 compared to $8.0/ton in 2002, and steady marketing margins in Europe combined with the positive impact of self-help programs, only partially offset by the negative impact of the depreciation of the dollar relative to the euro.

(1)	Net income under U.S. GAAP decreased to 6,103 M€ in 2003 from 6,264 M€ in 2002. The difference in net income under French GAAP and under U.S. GAAP reflected the difference in accounting treatment primarily of crude oil and refined products inventories, derivative instruments and hedging activities, goodwill and purchase accounting with respect to the acquisition of control of Elf Aquitaine and PetroFina. See Note 3 of the Notes to the Consolidated Financial Statements for additional information on these differences.

      Downstream ROACE was 15% in 2003 compared to 8% in 2002 reflecting primarily the increase in operating income.

      Total expenditures by the Downstream segment were 1,235 M€ in 2003, mainly in Europe and Africa, compared to 1,112 M€ in 2002, mainly in Europe and Africa. TOTAL will pursue the strategy of strengthening its positions in Europe and Africa and selectively growing in Asia while improving returns through capital discipline and productivity gains.

Chemicals

      Chemicals segment sales (excluding sales to other segments) decreased by 11% to 17,260 in 2003 from 19,317 M€ in 2002, primarily as a result of the divestment in February 2003 of the SigmaKalon paints business and a weaker dollar. Excluding sales of the paints business in both years, sales would have decreased by 2% in 2003 compared to 2002.

      Operating income adjusted for special items decreased to 558 M€ in 2003 from 777 M€ in 2002. This 28% decrease reflects the impact of the disposal of the paints business and the impact of the more difficult overall market environment for Chemicals in 2003, which was only partially offset by the positive impact of productivity programs. Within the Chemicals segment, operating income for the Base Chemicals & Polymers sector was negatively affected in 2003 by the persistently very low petrochemical margins in Europe (which only temporarily rebounded in the second quarter), but nevertheless increased due to a significant productivity increase. Operating income in the Intermediates sector was affected by an unfavorable general economic environment and the weak dollar resulting in lower demand, while the Specialties sector showed good resistance despite the weaker dollar.

      Chemicals ROACE was 4% in 2003 compared to 5% in 2002 reflecting primarily the decrease in operating income.

      Total expenditures by the Chemicals segment decreased to 1,115 M€ in 2003 from 1,237 M€ in 2002. Expenditures in both years were made mainly in Europe, in the United States and in Asia. In 2003, TOTAL entered into a joint venture involving petrochemical assets in South Korea. For additional details on the joint venture, see “Item 4. Information on the Company — Business Overview — Chemicals — Base chemicals and polymers”. With the sale of the SigmaKalon paints business in February 2003, the Company achieved its divestment target of 1.5 B€ for the 2000-2003 divestiture program.

      In the Chemicals segment, the Company is targeting growth in high potential areas such as Asia while implementing productivity programs. The Company has announced a strategic reorganization aiming at the creation of an entity including the Chlorochemicals and Intermediates & Performance Polymers activities which had combined sales of approximately 5 B€ in 2003. This entity will primarily focus on improving its performance and the Company intends it to be eventually a strongly competitive, solidly financed, independent player.

Company Results 2002 vs. 2001

Group Results

      The 2002 economic and market environment was generally weaker than in 2001 and was characterized by a decline in the U.S. dollar versus the euro, sharp declines in European refining and petrochemicalmargins and crude oil prices that rose slightly to $25.0 per barrel in 2002 from $24.4 per barrel in 2001 and remained at relatively high levels. The benefit from higher crude oil prices, however, was more than offset by lower natural gas prices realized by the Company. The Company launched turnaround operations at a majority of its European refineries in the second half of 2002 that had a negative impact on operating income of approximately 300 M€. In 2002, continued growth, productivity improvements and merger synergies resulting from the self-help programs had a positive impact of approximately 1.3 B€ on operating income.

      TOTAL’s sales declined by 2.8 B€, or 3%, to 102,540 M€ in 2002 from 105,318 M€ in 2001.

      Operating income decreased to 10,126 M€ in 2002 from 12,777 M€ in 2001.

      This 2.7 B€, or 21%, decrease mainly reflects the negative impact of a weaker dollar (-0.7 B€), lower natural gas prices (-0.5 B€), lower European refining margins (-1.1 B€), lower petrochemical margins (-0.4 B€), a higher level of special items (-0.6 B€) and an unusually high level of refinery turnaround operations (temporary shutdowns of refinery facilities for maintenance, overhaul and upgrading) (-0.3 B€), which were partially offset by the positive impact of higher crude oil prices (+0.3 B€), ongoing volume growth (+0.9 B€), productivity improvement and merger synergy benefits (+0.4 B€).

      Net income decreased to 5,941 M€ in 2002 from 7,658 M€ in 2001.

      This 22% decrease mainly reflects the decline in operating income and the higher level of negative special items than in 2001.

Upstream

      Upstream segment sales (excluding sales to other segments) were 16,225 M€ in 2002 compared to 14,365 M€ in 2001, reflecting the impact of increased production volumes.

      Operating income adjusted for special items increased to 9,309 M€ in 2002 from 9,022 M€ in 2001. This 3% increase is due to a slight increase in the average price of Brent crude oil in 2002, from $24.4/b to $25.0/b, partially offset by a decline in realized natural gas prices (while in certain cases, contracts for the sale of natural gas determine the gas price by reference to, among other factors, crude oil prices, there is a lag effect of one to several months before the Company realizes a price increase under such contracts).

      Upstream ROACE was 23% in 2002, compared to 24% in 2001.

      Gas and power assets in Argentina were the subject of a 431 M€ impairment charge in 2002.

      Oil and gas production rose in 2002 by 10% to 2.42 Mboe/d from 2.20 Mboe/d in 2001, primarily due to production from large new fields, such as Elgin-Franklin in the UK North Sea, Sincor in Venezuela and Girassol in Angola. In 2002, the Upstream segment’s liquids production represented 66% of its production on an oil equivalent basis and gas represented 34% of production. The Upstream segment’s combined proved reserves of oil and gas increased to 11.20 Bboe at December 31, 2002 from 10.98 Bboe at December 31, 2001. See “Item 4. Information on the Company — Business Overview — Upstream — Reserves — Proved Reserves” for a table showing changes in proved reserves by year and “Supplemental Oil and Gas Information (Unaudited)” contained elsewhere herein for additional information on proved reserves, including tables showing changes in proved reserves by region.

      Total expenditures by the Upstream segment decreased to 6,122 M€ in 2002 from 7,496 M€ in 2001, primarily reflecting the 989 M€ investment for acquisitions in 2001 of gas and power assets in South America. Expenditures in both years were made mainly in Angola, Nigeria, Iran, Norway, United Kingdom, Kazakhstan, Venezuela, Bolivia (only 2001) and the United States.

Downstream

      Downstream segment sales (excluding sales to other segments) decreased to 66,984 M€ in 2002 from 71,373 M€ in 2001, mainly due to the decrease in refinery throughputs reflecting lower demand.

      Downstream segment operating income adjusted for special items decreased to 909 M€ in 2002 from 3,004 M€ in 2001. This 70% decrease was mainly due to the sharp decrease in refining margins averaging $8.0/ton in 2002 versus $15.4/ton in 2001, and declines in both marketing and shipping operating income and a negative impact of approximately 300 M€ of refinery turnaround operations affecting seven of the Company’s twelve European refineries, partially offset by productivity improvements and merger-related synergies which contributed approximately 200 M€ to the Downstream segment’s 2002 operating income.

      Downstream ROACE was 8% in 2002 compared to 21% in 2001 reflecting the decrease in operating income.

      Total expenditures by the Downstream segment were 1,112 M€ in 2002 compared to 1,180 M€ in 2001, mainly in Europe, Africa and the Mediterranean Rim in both years.

Chemicals

      Chemicals segment sales (excluding sales to other segments) were 19,317 M€ in 2002 compared to 19,560 M€ in 2001.

      Operating income adjusted for special items decreased to 777 M€ in 2002 from 1,095 M€ in 2001. This 29% decrease was mainly due to the continued decline of petrochemical margins in 2002 as expanding product supply outpaced weak demand. The Base Chemicals & Polymers sector, which contributed approximately 7.72 B€ in sales, was hardest hit with an operating loss of approximately 30 M€, while the Intermediates sector resisted the weaker environment better, with operating income decreasing only moderately, and the Specialties sector improved results year over year.

      Chemicals ROACE was 5% in 2002 compared to 7% in 2001 reflecting the decrease in operating income.

      Total expenditures by the Chemicals segment decreased to 1,237 M€ in 2002 from 1,611 M€ in 2001, reflecting higher spending in 2001 for certain large-scale projects, such as the steam-cracker at Port Arthur and the plant expansion at Carling. Expenditures were made mainly in Europe and the United States in both years.

Liquidity and Capital Resources

      TOTAL’s cash requirements for working capital, share buy-backs, capital expenditures and acquisitions over the past three years were financed primarily by a combination of funds generated from operations, borrowings and divestments of non-core assets. The Company continually monitors the balance between cash flow from operating activities and net expenditures. In the Company’s opinion, its working capital is sufficient for its present requirements.

      The largest part (between 70% and 85%) of TOTAL’s capital expenditures are made up of additions to intangible assets and property, plant and equipment, with the remainder attributable to investments in financial assets. In the Upstream segment, as described in more detail under “Supplemental Oil and Gas Information — Costs incurred”, capital expenditures are principally (approximately 80%) development costs (mainly for construction of new production facilities), exploration expenditures (successful or unsuccessful) for about 15% and acquisitions of proved and unproved properties. In the Downstream segment, about 30% of capital expenditures are related to refining activities (essentially 65% for upgrading units and 35% for new construction), the rest being used in marketing/ retail activities and for information systems. In the Chemicals segment, capital expenditures are mainly in the petrochemicals businesses and in rubber production activities.

      For detailed information on expenditures per business segment, please refer to the discussion of Company Results for each segment above.

      TOTAL’s capital expenditures amounted to 7,728 M€, 8,657 M€ and 10,566 M€, in 2003, 2002 and 2001, respectively. Such expenditures represented a decrease of 11% in 2003 from 2002, and a decrease of 18% in 2002 from 2001. During 2003, 69% of the expenditures were made by the Upstream segment, 16% by the Downstream segment and 14% by the Chemicals segment. During 2002, 71% of the expenditures were made by the Upstream segment, 13% by the Downstream segment, 14% by the Chemicals segment and 2% by Corporate. During 2001, 71% of the expenditures were made by the Upstream segment, 11% by the Downstream segment and 15% by the Chemicals segment. The main source of funding for such expenditures has been cash from operating activities.

      Cash flow from operating activities was 12,487 M€ in 2003, compared to 11,006 M€ in 2002 and 12,303 M€ in 2001. TOTAL’s long-term debt amounted to 9,783 M€ at year-end 2003, 10,157 M€ at year-end 2002, and 11,165 M€ at year-end 2001. For further information on the Company’s level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see Note 17 of the Notes to the Consolidated Financial Statements included in this Annual Report. For further information on the Company’s treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. Total divestitures, based on selling price and net of cash sold, were 1,878 M€ in 2003 (including the sale of the SigmaKalon paints business in early 2003), 2,313 M€ in 2002 and 7,004 M€ in 2001.

      Proceeds from assets sales amounted to 533 M€, 1,636 M€ and 5,043 M€ in 2003, 2002 and 2001, respectively. In 2003, TOTAL sold certain financial assets and certain non-strategic assets in the Upstream, Downstream and Chemicals segments. In 2002, TOTAL sold certain financial assets, including a portion of its shares in Sanofi-Synthélabo and certain non-strategic assets in the Upstream, Downstream and Chemicals segments. In 2001, TOTAL sold certain financial assets, including a portion of its shares in Sanofi-Synthélabo and most of its stake in Cogema, a company involved in the nuclear power industry, Downstream assets in France as required by the EU Commission following its approval of the acquisition of Elf Aquitaine, and certain non-strategic assets in the Chemicals and Upstream segments.

      Shareholders’ equity decreased by 1,740 M€ in 2003 and 1,786 M€ during 2002, and increased by 1,531 M€ in 2001. Changes to shareholders’ equity in 2003, 2002 and 2001 were due primarily to increases in net income, partially offset by the cancellation of treasury shares, the payment of the annual dividend and translation adjustments. During 2003, TOTAL repurchased 31.23 million of its own shares for approximately 4.0 B€. During 2002, TOTAL repurchased 24.03 million of its own shares for approximately 3.4 B€. During 2001, TOTAL repurchased 39.0 million of its own shares for approximately 6.1 B€.

      As of December 31, 2003, TOTAL’s net-debt-to-equity ratio, which is the sum of its short term borrowings and bank overdrafts and its long-term debt, net of cash and cash equivalents and short-term investments, divided by the sum of shareholders’ equity, redeemable preferred shares issued by consolidated subsidiaries and minority interest after expected dividends, was 26% compared to 29% at year-end 2002 and 31% at year-end 2001. Over the 2001-2003 period, TOTAL used its net cash flow (cash flow from operating activities less total expenditures plus total divestitures) to slightly reduce this ratio primarily by decreasing net debt (financial short-term debt plus long-term debt less cash and cash equivalents), while higher net income increased shareholders’ equity and repurchases and cancellations of shares decreased shareholders’ equity. As of December 31, 2003, TOTAL S.A. had $7,920 million of long-term confirmed lines of credit, of which $6,487 million were unused.

      In 2004, the Company expects to use net cash flow after dividends to maintain its net debt-to-equity ratio in the vicinity of 25% to 30% and to continue to repurchase shares of the Company depending on the environment and the level of divestments.

Off-Balance Sheet Arrangements

      Neither TOTAL S.A. or any other members of the Group has any off-balance sheet arrangements that currently have or are reasonably likely to have a material future effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditure or capital resources. See Note 24 of the Notes to the Consolidated Financial Statements for information on the Company’s commitments and contingencies.

Contractual Obligations

	Payment due by period

	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total

	(in millions of euro)
Long-term debt obligations(1)	—	2,853	3,650	2,920	9,423
Current portion of long-term debt(2)	1,630	—	—	—	1,630
Capital (finance) lease obligations(3)	52	96	91	277	516
Operating lease obligations	161	212	103	106	582
Purchase obligations(4)	1,017	781	268	660	2,726

Total	2,860	3,942	4,112	3,963	14,877

(1)	Long-term debt obligations excluding capital lease obligations of 360 M€.

(2)	Current portion of long-term debt excluding capital lease obligations of 27 M€. This amount of 1,630 M€ is included in the item “Short-term borrowings and bank overdrafts” of the balance sheet.

(3)	Capital (finance) lease obligations & operating lease obligations. The Group leases real estate, service stations, ships and other equipment through non-cancelable capital and operating leases. These amounts represent the future minimum lease payments on non-cancelable leases to which the Group is committed as of December 31, 2003.

(4)	Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects, that are enforceable and legally binding on the Company, and that specify all significant terms, including the amount and the timing of the payments. These obligations include mainly unconditional hydrocarbon purchase contracts, booking of transport capacities in pipelines, unconditional exploration works and development works in Upstream, and contracts for capital investments projects in Downstream. This disclosure does not include contractual exploration obligations with host states where a monetary value is not attributed, purchase of booking capacities in pipelines where the Group has a participation superior to the capacity used and purchase obligation commitments on fields where the Group is not the operator.

     The Group has other obligations in connection with asset retirements, detailed in Note 16 of the Notes to Consolidated Financial Statements, and pension plans, detailed in Note 15 of the Notes to Consolidated Financial Statements. Other long-term liabilities, detailed in Note 16 of the Notes to Consolidated Financial Statements, are liabilities related to risks that are probable and amounts that can be reasonably estimated.

Research and Development

      The Group strategy for research and development is focused on its three business segments, principally in the following areas:

•	Exploration and Production technology to allow access, at acceptable costs, to new energy resources (high pressure/high temperature, deep offshore, heavy crude oils, polyphasic transportation of acidic gas) as well as environmental-friendly technologies such as reduction of greenhouse gas emissions, containment of acidic gas emissions and efficient use of water in the upstream industrial process.

•	Refining technology to allow the identification, anticipation and the reduction of constraints linked to the operation of facilities, the evolution of specifications and the control of environmental emissions, and marketing technology allowing the creation of innovative products representing sales opportunities.

•	Chemical processes to increase competitiveness, quality, safety and respect of the environment, in particular on the following themes: new catalysis technology, new polymerization technologies, new products (polymers, elastomers, anti-vibrating systems, new coatings) as well as nano-technology.

      Research and development costs amounted to 667 M€ in 2003, 662 M€ in 2002 and 695 M€ in 2001, corresponding to 0.6% of the total sales of the last three years.

      Approximately 5,500 employees are dedicated to these research and development activities.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      In accordance with French law governing a société anonyme, the Company’s affairs are managed by its Board of Directors and by its Chairman, President and Chief Executive Officer, who has full executive authority to manage the affairs of the Company.

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

      As of May 31, 2004, the Company’s Board of Directors was comprised of 15 members. The Company’s statuts provide that the number of members of TOTAL’s Board of Directors may be within an unspecified range permitted by French law. French law was amended in May 2001 to reduce the maximum number of directors from 24 to 18. The members are elected by the shareholders of the Company entitled to vote at ordinary general shareholders’ meetings.

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

      The table below sets forth with respect to each director of the Company as of May 31, 2004 the following information: name, year of initial appointment, year of expiration of term, age, principal business activities outside of the Company, and number of shares owned. The Board of Directors considers that all of the directors of the Company are independent with the exception of Mr. Desmarest and Mr. Boeuf. See “— Board Practices — Corporate Governance” below.

					Number of
	Director	Term		Principal Business Activities Outside	Shares
Name	Since	Expires	Age	of the Company	Owned

Thierry Desmarest, Chairman	1995	2007	58	Chairman and Chief Executive Officer of TOTAL S.A.(5)(6). Director of Sanofi-Synthélabo(5)(6) (pharmaceuticals). Member of the Supervisory Board of Air Liquide(5) (industrial and medical gases and related services) and of Areva(5) (nuclear power and connectors). Chairman and Chief Executive Officer of Elf Aquitaine (integrated oil company) since February 15, 2000.	43,300
Daniel Boeuf	2004	2007	56	Director of Training and Skills Management, Specialties sector, TOTAL France. Chairman of the Supervisory Board of the Total Actionnariat France Employee Savings Plan.	1,179 (7)
Daniel Bouton(1)	1997	2006	53	Chairman and Chief Executive Officer of Société Genérale(5) (retail, corporate and investment bank). Director of Schneider Electric S.A.(5) (electrical distribution, industrial control and automation), Arcelor(5) (steel production, distribution, transformation and trading), and of Veolia Environnement(5)(6) (environmental services).	800

					Number of
	Director	Term		Principal Business Activities Outside	Shares
Name	Since	Expires	Age	of the Company	Owned

Bertrand Collomb	2000	2006	61	Chairman of the Board of Lafarge(5)(6) (construction materials). Director of Vivendi Universal(5)(6) (media and telecommunications). Member of the Supervisory Board of Allianz(5)(6) (financial services provider).	1,233
Paul Desmarais Jr.(2)	2002	2005	49	Chairman of the Board and Co-chief Executive Officer of Power Corporation of Canada(6) (management and holding company, financial services and communications sectors). Vice-President and Acting Managing Director of Pargesa Holding (holding company, media, energy, water, waste services and specialty minerals sectors). Member of the Board of Directors and Management Committee of Great West(6) (Canada) (financial services holding company, life and health insurance, investment and retirement savings and reinsurance businesses), Groupe Bruxelles Lambert(5) (Belgium) (holding company, industrial companies of diversified sectors), and of the London Insurance Group Inc. (insurance). Director of Suez(5)(6) (energy, environment, water and waste services).	500
Jacques Friedmann(3)	2000	2006	71	Director of BNP Paribas(5) (retail, corporate and investment banking) and of LVMH(5) (luxury goods).	1,519
Bertrand Jacquillat	1996	2005	59	University Professor. Co-founder and Chairman and Chief Executive Officer of Associés en Finance (financial analysis and valuation).	900

					Number of
	Director	Term		Principal Business Activities Outside	Shares
Name	Since	Expires	Age	of the Company	Owned

Antoine Jeancourt-Galignani	1994	2006	66	Former Chairman of Assurances Générales de France(5) (insurance). Chairman of the Board of Gecina(5) (real estate) and of the Supervisory Board of Euro Disney SCA(5) (operator of Disneyland Resort Paris). Director of Société Générale(5) (retail, corporate and investment banking) and of Kaufman & Broad(5) (residential and commercial development and construction).	865
Anne Lauvergeon(4)	2000	2006	44	Chairman of the Management Board of Areva(5) (nuclear power and connectors). Director of Suez(5)(6) (energy, environment, water and waste services) and of Sagem(5) (communications).	500
Maurice Lippens	2003	2005	60	President of Fortis(5) (banking, insurance and investment services). Director of Suez-Tractebel (energy and power) and of Groupe Bruxelles Lambert(5) (holding company for industrial companies in diversified sectors).	800
Michel Pébereau(3)	2000	2006	61	Chairman and Chief Executive Officer of BNP Paribas(5) (retail, corporate and investment banking). Director of Lafarge(5)(6) (construction materials) and of Saint-Gobain(5) (producer, processor and distributor of materials). Member of the Supervisory Board of AXA(5)(6) (insurance, asset management and financial services). President of the French Banking Federation (professional organization).	589
Thierry de Rudder(2)	1999	2007	54	Acting Managing Director of Groupe Bruxelles Lambert(5) (holding company for industrial companies in diversified sectors). Director of Suez-Tractebel (energy and power).	989
Jürgen Sarrazin	2000	2006	67	Former Chairman of the Management Board of Dresdner Bank (commercial and investment banking).	1,477

					Number of
	Director	Term		Principal Business Activities Outside	Shares
Name	Since	Expires	Age	of the Company	Owned

Serge Tchuruk(1)	1989	2007	66	Chairman and Chief Executive Officer of Alcatel(5)(6) (communications). Director of Thales(5) (defense, aerospace and information technology) and of Société Genérale(5) (retail, corporate and investment banking).	25,509
Pierre Vaillaud	2000	2006	68	Former Chairman and Chief Executive Officer of Elf Aquitaine (integrated oil company) and Technip. Director of Technip(5)(6) (engineering, technological and construction services in the oil and gas and petrochemical sectors) and of Egis (infrastructure services). Member of the Supervisory Board of Cegelec (energy and electrical power, automation, instrumentation and control systems, information and communication technologies) and of Oddo Pinatton (independent brokerage company).	500

(1)	Messrs. Bouton and Tchuruk are Chairman and Chief Executive Officer, and Director, respectively, of Société Générale, which, to the Company’s knowledge, owns 0.1% of the Company’s shares and 0.1% of the voting rights. Messrs. Bouton and Tchuruk disclaim beneficial ownership of such shares.

(2)	Messrs. de Rudder and Desmarais Jr are Managing Director and Director, respectively, of Bruxelles Lambert Group (Belgium), which, to the Company’s knowledge, owns 3.6% of the Company’s shares and 6.7% of the voting rights. Messrs. de Rudder and Desmarais Jr disclaim beneficial ownership of such shares.

(3)	Messrs. Pébereau and Friedmann are Chairman and Chief Executive Officer, and Director, respectively, of BNP Paribas, which, to the Company’s knowledge, owns 0.2% of the Company’s shares and 0.4% of the voting rights. Messrs. Pébereau and Friedmann disclaim beneficial ownership of such shares.

(4)	Ms. Lauvergeon is Chairman of the Managing Board of Areva, which, to the Company’s knowledge, owns 0.3% of the Company’s shares and 0.6% of the voting rights. Ms. Lauvergeon disclaims beneficial ownership of such shares.

(5)	Listed on Euronext.

(6)	Listed on the New York Stock Exchange.

(7)	Held via the TOTAL Actionnariat France Employee Savings Plan.

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

      When general management of the Company is assumed by the Chairman, the legal, regulatory or statutory provisions relative to the President are applicable to him or her, and he or she takes the title of Chairman of the Board, President and Chief Executive Officer (Président-directeur général). When the Board of Directors determines the separate functions of Chairman of the Board of Directors and President-Chief Executive Officer of the Company, the Board appoints a President-Chief Executive Officer, who need not be a member of the Board of Directors, sets the term for his or her appointment, and the degree of his or her powers. Neither the Chairman nor the President-Chief Executive Officer may continue in office beyond his or her sixty-fifth birthday.

      The Board of Directors is authorized to appoint up to two Vice Chairman (Vice Président du Conseil d’Administration). On the basis of a proposal by the Company’s President and Chief Executive Officer, the Board of Directors may also appoint Executive Vice Presidents (Directeur Général Délégué) to assist the President. In 2003, TOTAL amended its Articles of Incorporation to provide for the election of one Director to represent employee shareholders. Mr. Daniel Boeuf was appointed as this director at the shareholders meeting held on May 14, 2004.

      The management of the Company is carried out by the Executive Committee and the Management Committee. The Executive Committee is the primary decision-making body, defining Company strategy and authorizing related investments. It also prepares decisions that fall within the purview of the Board of Directors. The Executive Committee meets twice monthly, or as often as necessary. The Management Committee facilitates coordination between the various units of the Company, monitors the results of the operational divisions and reviews the activity reports of the functional divisions. It includes all members of the Executive Committee (seven persons) as well as 20 senior managers from the various operational and functional divisions.

      The table below sets forth the name of each executive officer (collectively, the “Executive Officers”) of the Company as of May 31, 2004, his position with the Company and the year as of which he served as an executive officer of the Company. Each executive officer devotes 100% of his business activities to the Company:

Name	Position	Officer Since

Thierry Desmarest	Chairman and Chief Executive Officer of TOTAL	1989
François Cornélis*	Executive Vice-President of TOTAL, and President of Chemicals	1999
Robert Castaigne	Executive Vice-President of TOTAL, and Chief Financial Officer	1990
Yves-Louis Darricarrère	Executive Vice-President of TOTAL, and President of Gas and Power	2000
Christophe de Margerie	Executive Vice-President of TOTAL, and President of Exploration and Production	1992
Jean-Paul Vettier	Executive Vice-President of TOTAL, and President of Refining and Marketing	1990
Bruno Weymuller	Executive Vice-President of TOTAL, and President of Strategy and Risk Assessment	2000
Michel Bénézit	Senior Vice-President, Northern Europe, Exploration and Production Division	1995
Michel Bonnet	Senior Vice-President, Executive Career Management	2000
Alain Champeaux	Senior Vice-President, Overseas, Refining and Marketing Division	1999
Pierre-Christian Clout	Senior Vice-President, Hutchinson, Engineering Polymers, Chemicals Division	2002
Jean-Claude Company	Senior Vice-President, Refining, Refining and Marketing Division	1995
Jean-Michel Gires	Senior Vice-President, Sustainable Development and Environment	2003
Philippe Goebel	Senior Vice-President, Acrylics, PMMA Chlorochemicals, Chemicals Division	2002
François Groh	Senior Vice-President, President of Trading and Shipping	2002
Jean-Jacques Guilbaud	Senior Vice-President, Human Resources and Corporate Communications	1998

Name	Position	Officer Since

Pierre Guyonnet	Senior Vice-President, Industrial Safety	2002
Ian Howat	Senior Vice-President, Strategy, Strategy and Risk Assessment Division	1995
Pierre Klein	Senior Vice-President, Administration, Refining and Marketing Division	2002
Jean-Bernard Lartigue	Senior Vice-President, Petrochemicals, Chemicals Division	2000
Jean-Marie Masset	Senior Vice-President, Geosciences, Exploration and Production Division	2002
Charles Mattenet	Senior Vice-President, Strategy, Business Development, Research, Exploration and Production Division	2002
Eric de Menten	Senior Vice-President, Marketing Europe, Refining and Marketing Division	2002
Jean Privey	Senior Vice-President, Africa, Exploration and Production Division	2002
Jean-Pierre Seeuws	Senior Vice-President, North America, Organic Peroxides, Additives, Chemicals Division	1990
André Tricoire	Senior Vice-President, Marketing France, Refining and Marketing Division	2000
Hugues Woestelandt	Senior Vice-President, Resins, Paints and Adhesives, Performance Polymers, Chemicals Division	1998
Charles Paris de Bollardière	Treasurer	1999

*	Vice-Chairman of the Executive Committee

     There are no family relationships between any director and Executive Officer. No director or Executive Officer was elected or appointed as a result of any arrangement or understanding with any third party.

COMPENSATION

      The aggregate amount paid directly or indirectly by the French and foreign affiliates of the Company as compensation to the Executive Officers as a group was 14.6 M€ in 2003 (28 Executive Officers), which is equal to the amount paid in 2002 (29 Executive Officers). For the seven members of the Executive Committee, compensation amounted to 6.94 M€ in 2003. Variable compensation accounted for 35.5% of the aggregate amount in 2003. Executive Officers who are directors of affiliates of the Company are not entitled to retain any directors’ fees.

      Mr. Thierry Desmarest’s total gross compensation including benefits in kind paid in 2003 amounted to 2,528,076 euro. This compensation, set by the Board of Directors, is composed of a fixed base salary of 1,297,051 euro in 2003, the same amount as in 2002, and a variable portion, which is computed using the previous year’s fixed base salary as the basis, which amounted to 1,231,025 euro in 2003. The variable portion is calculated by taking into account the Group’s return on equity during the relevant fiscal year, as well as comparing the results to those of the other major international oil companies. The variable portion that will be paid to Mr. Thierry Desmarest in 2004, based on the Group’s results for fiscal year 2003, amounts to 1,490,188 euro. Mr. Thierry Desmarest’s total gross compensation was 2,409,952 euro in 2002 and 2,225,070 euro in 2001. There is no specific pension scheme for the Chairman, who instead is eligible for the same complementary pension scheme as the Group’s other officers.

      The amount paid to the members of the Board of Directors as directors’ fees was 0.67 M€ in 2003 in accordance with the decision of the Ordinary Shareholders’ Meeting held on March 22, 2000. There were 14 directors as of December 31, 2003 compared with 16 as of December 31, 2002.

      The aggregate amount of 0.67 M€ paid as directors’ fees in 2003 was distributed as follows:

•	a fixed amount of € 15,000 per director (paid prorata temporis in case of a change during the period);

•	an amount of € 4,500 per director for each meeting of the Board of Directors, of the Audit Committee or of the Nomination and Remuneration Committee attended.

      For information on stock option grants to directors and Executive Officers in 2003, see “— Share Ownership — Options held by Directors and Executive Officers” below.

BOARD PRACTICES

Corporate Governance

      TOTAL actively examines corporate governance matters. In particular, the Group maintains a policy of transparency regarding the compensation of and the allocation of stock purchase and subscription options to its corporate officers.

      As early as 1995, the Group established two special committees: a Nomination and Remuneration Committee and an Audit Committee.

      At its meeting on February 19, 2003, the Board of Directors amended the corporate governance policies initially adopted in 1995 and in 2001 to take into account recent developments in this area and made a determination regarding each director’s independence. The basic principles are summarized below.

      In early 2003, a Disclosure Committee composed of members of management of the Company was formed in order to examine disclosure to the financial community and to assist management in creating and monitoring disclosure controls and procedures.

      At its meeting on February 18, 2004, the Board of Directors adopted a code of ethics that applies to its chief executive officer, chief financial officer, chief accounting officer and the financial and accounting officers for its principal activities. A copy of this code of ethics is included as an exhibit to this annual report. See “Item 16B. Code of Ethics”.

Directors charter

      The Directors Charter specifies the obligations of each director and establishes the mission and operating rules and regulations of the Board of Directors. Each director undertakes to maintain his independence of judgment and participate actively in the work of the Board, specifically on the basis of information communicated to him by the Company. Each director must inform the Board of conflicts of interest that may arise, including the nature and terms of any proposed transactions that could give rise to such situations. When such occasions arise, he is required to clearly express the conflict as it pertains to the plans and projects discussed by the Board. He is required to own at least 500 registered company shares (with the exception of the director representing employee shareholders, who is required to own either at least one share or the equivalent of one share via an employee savings plan) and comply strictly with provisions regarding the use of material non-public information.

      In addition to stipulating that all director’s shares and ADRs of TOTAL S.A. and its publicly traded subsidiaries are to be held in registered form, the Directors Charter places a prohibition on buying on margin or short selling in those same securities, and a prohibition on trading shares of TOTAL S.A. for fifteen calendar days preceding the announcement of the Company’s periodic earnings and on the day of the announcement.

      The mission of the Board of Directors consists of determining the overall strategic direction of the Company’s operations and supervising the implementation of these strategies. With the exception of the powers and authority expressly attributed to shareholders and within the limits of the company’s stated purpose, the Board addresses any issues related to the proper operation of the Company and takes decisions concerning the matters falling within its purview. Within this framework, and among other matters, the Board:

•	Appoints the corporate officers responsible for managing the Company and supervising its operations;

•	Defines TOTAL’s strategy;

•	Discusses and debates major transactions considered by the Group, and may impose terms and conditions;

•	Is kept informed of any significant event pertaining to the operations of the Company;

•	Oversees the quality of the information supplied to shareholders and the financial markets through the financial statements that it approves and the annual report, or when major transactions are conducted;

•	Calls and sets the agenda of Shareholders’ Meetings;

•	Each year prepares a list of directors it deems to be independent under generally accepted corporate governance criteria; and

•	Performs audits and inspections as it deems appropriate.

      Specifically, with the assistance of its specialized committees, it ensures the following:

•	Proper delegation of powers and authority within the Company as well as proper exercise of the respective powers and responsibilities of the Company’s governing bodies;

•	That no person has the power to commit the Company without proper supervision and control;

•	The proper functioning of internal audit bodies and that the external auditors’ satisfactorily perform their mission; and

•	The proper functioning of the committees that it has created.

      The Board of Directors meets at least four times a year and whenever circumstances so require.

      The directors are present, represented, or participate in meetings via video conferences that satisfy the technical requirements set by applicable regulations. The Board establishes specialized committees, whether permanent or temporary, which are required by applicable legislation or which it deems appropriate. The Board allocates directors’ fees to the directors and may allocate additional directors’ fees to directors who participate on specialized Committees, within the total amount established for that purpose by the Shareholders. The Board performs an assessment of its own functioning and operations at regular intervals not to exceed three years. In addition, it holds an annual discussion of its functioning and operations.

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

The Audit Committee

      The mission of this committee is to assist the Board of Directors so that the latter can ensure the quality of internal auditing and oversight and the reliability of the information provided to shareholders as well as to financial markets. The Audit Committee performs the following specific tasks:

•	Recommends the appointment of auditors and their compensation, and ensures their independence;

•	Establishes the rules for the use of auditors for work other than auditing accounts;

•	Examines the assumptions employed in preparing financial reports, studies the financial statements of the holding company and the consolidated annual, semi-annual, and quarterly financial statements prior to their examination and review by the Board, having regularly reviewed the financial situation, cash flow situation, and the obligations of the Group;

•	Evaluates internal audit procedures and ensures the establishment and proper operation of a committee to review and verify the data to be published, review its conclusions;

•	Approves the annual audit scope of internal auditors and external auditors’ audit scope;

•	Examines internal audit reports and other reports (external auditors, annual report, etc.), supervises the application of the code of ethics for financial officers;

•	Evaluates the organization of the delegation of authority and the appropriateness of risk monitoring and oversight procedures;

•	Evaluates and assesses the appropriateness of the selection of accounting principles and methodologies;

•	Examines the conditions for the use of derivatives products;

•	Issues an opinion regarding major transactions contemplated by the Group; and

•	Reviews significant litigation annually.

      The committee is made up of at least three directors designated by the Board of Directors. Independent directors must constitute at least two-thirds of the members. The Board of Directors considers that all of the members of the Audit Committee are independent. In selecting the members of the committee, the Board is to pay particular attention to their financial and accounting qualifications. Members of the Audit Committee may receive from the Company and its subsidiaries only (i) the directors fees due on the basis of their positions as Directors and as members of the Audit Committee and (ii) compensation and pensions due for previous work for the Company which are not dependant upon future work or activities. The committee appoints its own Chairman. The Group Chief Financial Officer serves as the committee secretary. At the minimum, the committee meets four times a year to examine the consolidated annual and quarterly financial statements.

      The Audit Committee may meet with the Chief Executive Officer and perform visits or hold meetings with the managers of operating or functional entities that are appropriate to the accomplishment of its mission. The committee is required to interview the Auditors and examine their work. It may meet with them without any Company representatives being present. If it deems it necessary for the accomplishment of its mission, the committee may request from the Board the means and resources to make use of outside assistance. The committee is required to submit a written report to the Board of Directors regarding its work.

      The committee members are Messrs. Jacques Friedmann, Bertrand Jacquillat and Thierry de Rudder. Committee members’ length of service as TOTAL directors is, as of December 31, 2003, three years, seven years, and four years, respectively. At its meeting on February 18, 2004, the Board of Directors confirmed the appointment of Mr. Jacques Friedmann, Inspector General of Finance, former chairman and chief executive officer of Union des Assurances de Paris, director of BNP Paribas, as audit committee financial expert. See “Item 16A. Audit Committee Financial Expert”.

Audit Committee activity in 2003

      The Audit Committee met on six occasions in 2003, with an attendance rate of 100%. The actions taken at the meetings included:

•	examining the consolidated financial statements of the Group and the financial statements of TOTAL S.A.;

•	examining the accounting and outsourcing of company commitments;

•	examining the methods of implementing the accounting standard FAS 143, which modifies the rules for calculating the provisions for asset retirement obligations used in the Group’s consolidated financial statements;

•	examining the May 2004 expiration of the appointments of the independent auditors and the conditions for extending their appointments;

•	examining the conditions under which the independent auditors may be retained for non-audit services;

•	examining the consequences for the Group of the French Financial Security Act (Loi de Sécurité Financière) of August 1, 2003;

•	examining the Group’s internal audit framework; and

•	reviewing the Group’s commitments under the French law of August 21, 2003 concerning pensions.

      Every quarter, the Audit Committee examined the Group’s financial condition and the work conducted by the internal audit department.

The Nomination and Remuneration Committee

      The principal objectives of this committee are to:

•	Recommend to the Board of Directors the persons that are qualified to be appointed as directors or corporate officers and to prepare the corporate governance rules and regulations that are applicable to the Company; and

•	Review and examine the executive compensation policies implemented in the Group and the compensation of members of the Executive Committee, recommend the compensation of the Chief Executive Officer, and prepare any report that the Company must submit on these subjects.

      It performs the following specific tasks:

•	With respect to nomination:

•	Assists the Board in the selection of directors, corporate officers, and directors as committee members.

•	Recommends annually to the Board the list of directors who may be considered as “independent directors” of the Company.

•	With respect to remuneration:

•	Makes recommendations and proposals to the Board regarding:

•	Compensation, the retirement and pension system, in-kind benefits, and other financial benefits of the corporate officers of TOTAL S.A., including retirement.

•	Allocations of stock subscription or purchase options and specifically allocations to corporate officers by name.

•	Examines the compensation of members of the Executive Committee, including stock option plans and plans based on movements in share price (“equity-based plans”), retirement and pension systems, and benefits in-kind.

      The committee is made up of at least three Directors designated by the Board of Directors. Independent directors must represent a majority of the members. Members of the Nomination and Remuneration Committee may receive from the Company and its subsidiaries only (i) the directors’ fees due on the basis of their positions as Directors and as members of the Nomination and Remuneration Committee and (ii) compensation and pensions due for previous work for the Company which are not dependent upon future work or activities. The committee appoints its Chairman and its secretary. The latter must be a senior executive of the Company. The committee meets at least twice a year.

      The committee invites corporate officers to submit recommendations and proposals. No corporate officer directly concerned may not be present for deliberations regarding his own situation. While appropriately maintaining the confidentiality of discussions, the committee may request the assistance of any executive manager of the Company whose skills and qualifications could facilitate the handling of an agenda item. If it deems it necessary to accomplish its mission, the committee may request from the Board the means and resources to make use of outside assistance. The committee submits reports to the Board of Directors regarding its work.

      The Committee met twice in 2003 with 100% attendance. Its members are Messrs. Bertrand Collomb, Michel Pebereau and Serge Tchuruk, all of whom are independent directors. The committee is chaired by Mr. Michel Pébereau.

      The committee proposed to the Board of Directors the list of independent directors according to generally recognized criteria for corporate governance who did not have any significant relationship with TOTAL S.A. At its meeting on February 19, 2003, the Board recognized the following persons as independent directors of the Company: Messrs. Barsalou, Bouton, Collomb, Desmarais, Dupont, Friedmann, Jacquillat, Jeancourt-Galignani, Ms. Lauvergeon, Messrs. Lippens, Pébereau, de Rudder, Sarrazin, Studer, Tchuruk and Vaillaud. On February 18, 2004, the Board confirmed that Messrs. Bouton, Collomb, Desmarais, Friedman, Jacquillat, Jeancourt-Galignani,

Ms. Lauvergeon, Messrs. Lippens, Pébereau, de Rudder, Sarrazin, Tchuruk, and Vaillaud were independent directors.

      Pursuant to the recommendations of the AFEP-MEDEF report of September 2002, a formal evaluation of the functioning and operations of the Board of Directors was undertaken by an outside firm in November and December 2003.

Summary of Significant Differences Between French Corporate Governance Practices and the NYSE’s Corporate Governance Standards

Overview

      The following paragraphs provide a brief, general summary of significant differences between the corporate governance standards followed by TOTAL under French law and guidelines and those required by the listing standards of the New York Stock Exchange (the “NYSE”) for U.S. companies that have common stock listed on the NYSE.

      The principal sources of corporate governance standards in France are the French Commercial Code (Code de Commerce) and the French Financial and Monetary Code (Code monétaire et financier), both as amended in August 2003 by the French Financial Security Act (Loi de sécurité financière), as well as a number of general recommendations and guidelines on corporate governance, most notably the AFEP-MEDEF Report (a consolidated version of reports issued in 1995, 1998 and 2002 published in October 2003). The AFEP-MEDEF Report includes, among others, recommendations relating to the role and operation of the board of directors (creation, composition and evaluation of the board of directors and the audit, compensation and nominating committees) and the independence criteria for board members. The French Financial Security Act prohibits statutory auditors from providing certain non-audit services and defines certain criteria for the independence of auditors. In France, the independence of statutory auditors is also monitored by an independent body, the High Council for Statutory Auditors (Haut Conseil du commissariat aux comptes).

      The NYSE listing standards are available on the NYSE’s website at http://www.nyse.com.

Composition of Board of Directors; Independence.

      The NYSE listing standards provide that the board of directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. In addition, the listing standards enumerate a number of relationships that preclude independence.

      French law does not contain any independence requirement for the members of the board of directors of a French company and the functions of board chairman and chief executive officer are frequently performed by the same person. The AFEP-MEDEF Report recommends, however, that at least half of the members of the board of directors be independent in companies that have a dispersed ownership structure and no controlling shareholder. The report states that a director is independent when “he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either that is such as to color his or her judgment.” The report also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE’s rules although the specific tests under the two standards may vary on some points.

      Based on the proposal of the Nomination and Remuneration Committee, the Board of Directors of TOTAL considers that all of the directors of the Company are independent with the exceptions of Mr. Desmarest, Chairman and Chief Executive Officer of the Company, and Mr. Boeuf, the director representing employee shareholders.

Board committees

      Overview. The NYSE listing standards require that a U.S. listed company have an audit committee, a nominating/ corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

      French law requires neither the establishment of board committees nor the adoption of written charters. The AFEP-MEDEF Report recommends, however, that the board of directors set up an audit committee, a nominating committee and a compensation committee, indicating that the nominating and compensation committees may form one committee. The report also recommends that at least two-thirds of the audit committee members and a majority of the members of each of the compensation committee and the nominating committee be independent directors.

      TOTAL has established an Audit Committee and a combined nominating and compensation committee called the Nomination and Remuneration Committee and considers all of the members of these committees to be independent. For the membership of each committee, see “— Corporate Governance” above. Each of these committees has a charter that defines the scope of its activity.

      Audit committee. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Starting on July 31, 2005, some, but not all, of these requirements will also apply to non-U.S. listed companies, such as TOTAL. For the time being, however, the NYSE listing standards do not require that non-U.S. listed companies, such as TOTAL, have an audit committee.

      The AFEP-MEDEF Report recommends that French public companies establish an audit committee that is responsible for, among other things, examining the company’s risk exposures and material off-balance sheet commitments and the scope of consolidation, reviewing the financial statements, managing the process of selecting the statutory auditors, expressing an opinion on the amount of their fees and monitoring compliance with the rules designated to ensure auditor independence, regularly interviewing statutory auditors without executive management present and which may call outside experts if necessary.

      Although the audit committee recommendations of the AFEP-MEDEF Report are less detailed than those contained in the NYSE listing standards, the NYSE listing standards and the AFEP-MEDEF Report share the goal of establishing a system for overseeing the company’s accounting that is independent from management and of ensuring the auditor’s independence. As a result, they address similar topics, and there is some overlap.

      For the specific tasks performed by the Audit Committee of TOTAL, which exceed those recommended by the AFEP-MEDEF Report, see “— Corporate Governance — The Audit Committee” above.

      One structural difference between the legal status of the audit committee of a U.S. listed company and that of a French listed company concerns the degree of the committee’s involvement in managing the relationship between the company and the auditor. French law requires French companies that publish consolidated financial statements, such as TOTAL, to have two co-auditors. While the NYSE listing standards require that the audit committee of a U.S. listed company have direct responsibility for the appointment, compensation, retention, and oversight of the work of the auditor, French law provides that the election of the co-auditors is the sole responsibility of the shareholders’ meeting. In making its decision, the shareholders’ meeting may rely on proposals submitted to it by by the board of directors, the decision of the latter being taken upon consultation with the audit committee. The shareholders’ meeting elects the auditors for an audit period of six fiscal years. The auditors may only be dismissed by a court and only on grounds of professional negligence or the incapacity to perform their mission.

Disclosure

      The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation. In addition, the chief executive officer of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to shareholders.

      French law requires neither the adoption of such guidelines nor the publication of such certifications. The AFEP-MEDEF Report recommends, however, that the board of directors of a French public company perform annual self-evaluations and that a formal evaluation by an outside consultant be undertaken every three years, which for TOTAL took place in November and December 2003, and that shareholders be informed each year in the annual report of the evaluations.

Code of business conduct and ethics

      The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement or recommendation under French law. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including TOTAL, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officer and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For a discussion of the code of ethics adopted by TOTAL, see “— Corporate Governance” above.

EMPLOYEES

      At December 31, 2003, TOTAL employed 110,783 people worldwide, primarily in Europe, compared with 121,469 at December 31, 2002 and 122,025 at December 31, 2001. The sale of the SigmaKalon Paints activity effective in February 2003 resulted in a reduction of about 10,000 employees in the Chemicals segment. The tables below set forth the segments and geographic location in which employees worked at December 31, 2003, 2002 and 2001.

	Upstream	Downstream	Chemicals	Corporate	Total

2003	14,017	34,410	61,212	1,144	110,783
2002	14,019	35,054	71,268	1,128	121,469
2001	13,870	35,743	71,312	1,100	122,025

		Rest of	Rest of
	France	Europe	the World	Total

2003	49,637	30,128	31,018	110,783
2002	52,915	37,584	30,970	121,469
2001	52,988	38,570	30,467	122,025

      TOTAL believes that the relationship between its management and labor unions is in general satisfactory.

SHARE OWNERSHIP

Shares held by Directors and Executive Officers

      Each director elected by the shareholders of the Company at an ordinary general shareholders’ meeting must own beneficially at least 500 shares (with the exception of the director representing employee shareholders, who is required to own either at least one share or the equivalent of one share via an employee savings plan) during his or her term of office (see table presenting the Board of Directors).

      None of the directors or Executive Officers beneficially owned, or held options to purchase, 1% or more of the shares of the Company.

      At May 31, 2003, based on registered shares held (and including, in the case of Mr. Boeuf, shares held via the TOTAL Actionnariat France Employee Savings Plan), the members of the Board of Directors including the Chairman held 80,660 shares and the Executive Officers held 263,271 shares.

Options Held by Directors and Officers

TOTAL SHARE SUBSCRIPTION AND PURCHASE OPTIONS GRANTED TO

DIRECTORS(1) AND EXECUTIVE OFFICERS AS A GROUP AS OF APRIL 30, 2004:

	1998	1999	2000	2001	2002	2003
	Purchase	Purchase	Purchase	Purchase	Purchase	Subscription
	Plan	Plan	Plan	Plan	Plan	Plan	Total

Exercise price (in euro)	93.76	113.00	162.70	168.20	158.30	133.20
Expiration date	03/17/2006	06/15/2007	07/11/2008	07/10/2009	07/09/2010	07/16/2011
Options granted prior to January 1, 2003	135,200	213,500	248,800	308,650	334,300	—	1,240,450
Outstanding options as of January 1, 2003	135,200	213,500	248,800	308,650	334,300	—	1,240,450
Options granted in fiscal year 2003	—	—	—	—	—	356,500	356,500
Options exercised in fiscal year 2003	35,000	15,000	0	0	0	0	50,000
Outstanding options as of December 31, 2003	100,200	198,500	248,800	308,650	334,300	356,500	1,546,950
Options exercised between January 1 and April 30, 2004	13,050	0	0	0	0	0	13,050
Outstanding options as of April 30, 2004	87,150	198,500	248,800	308,650	334,300	356,500	1,533,900

(1)	As of April 30, 2004, Mr. Desmarest was the sole director holding options.

TOTAL SHARE SUBSCRIPTION AND PURCHASE OPTIONS GRANTED TO

MR. THIERRY DESMAREST, CHAIRMAN OF THE BOARD, PRESIDENT AND
CHIEF EXECUTIVE OFFICER OF TOTAL S.A.

	1998	1999	2000	2001	2002	2003
	Purchase	Purchase	Purchase	Purchase	Purchase	Subscription
	Plan	Plan	Plan	Plan	Plan	Plan	Total

Exercise price (in euro)	93.76	113.00	162.70	168.20	158.30	133.20
Expiration date	03/17/2006	06/15/2007	07/11/2008	07/10/2009	07/09/2010	07/16/2011
Options granted prior to January 1, 2003	30,000	40,000	50,000	75,000	60,000	—	255,000
Outstanding options as of January 1, 2003	30,000	40,000	50,000	75,000	60,000	—	255,000
Options granted in fiscal year 2003	—	—	—	—	—	60,000	60,000
Options exercised in fiscal year 2003	0	0	0	0	0	0	0
Outstanding options as of December 31, 2003	30,000	40,000	50,000	75,000	60,000	60,000	315,000
Options exercised between January 1 and May 31, 2004	30,000	0	0	0	0	0	30,000
Outstanding options as of May 31, 2004	0	40,000	50,000	75,000	60,000	60,000	285,000

      As of April 30, 2004, the directors and Executive Officers of the Company coming from Elf Aquitaine as a group also held options to subscribe for Elf Aquitaine shares. Pursuant to the public exchange offer on Elf Aquitaine shares, the Company committed itself to guarantee to the holders of Elf Aquitaine share subscription and purchase options, at the end of the period referred to in Article 163C of the French General Tax Code (“CGI”) and until the end of the period for the exercise of the options, the possibility to exchange their future Elf Aquitaine shares for TOTAL shares, on the basis of the exchange ratio of the offer (19 TOTAL shares for 13 Elf Aquitaine shares).

ELF AQUITAINE SHARE SUBSCRIPTION OPTIONS GRANTED TO EXECUTIVE OFFICERS COMING FROM ELF AQUITAINE (AS OF APRIL 30, 2004), ENTITLED TO BE

EXCHANGED, IN THE EVENT OF EXERCISE, FOR TOTAL SHARES

		1999 Plan	MTI 1998
	1998 Plan	no1	Plan	Total

Exercise price per Elf Aquitaine share (in euro)	105.95	115.60	105.95
Expiration date	03/31/2005	03/30/2009	03/31/2005
Options granted	28,250	16,970	92,650	185,420
Outstanding options as of January 1, 2003	28,250	16,970	92,650	152,869
Non confirmed options during fiscal year 2003 due to results of fiscal year 2002(1)	—	—	11,980	11,980
Options exercised in fiscal year 2003	9,810	0	3,414	28,223
Outstanding options as of December 31, 2003	18,440	16,970	77,256	112,666
Options exercised between January 1 and April 30, 2004	12,390	7,000	30,078	49,468
Outstanding options as of April 30, 2004	6,050	9,970	47,178	63,198
Corresponding number of TOTAL shares(2)	8,842	14,572	68,952	92,366

(1)	Confirmation of MTI options by the Elf Aquitaine Board of Directors depends on the realization of performance objectives during the fiscal years covered by the plan.

(2)	Assumes the maximum number of shares are exchanged (19 TOTAL shares for 13 Elf Aquitaine shares).

Share Subscription and Purchase Plans

      At the May 21, 1997 Shareholders’ Meeting, the shareholders approved a share purchase plan under which the Board of Directors was authorized to grant options to purchase previously issued shares, which have been repurchased by the Company on the open market, to employees and executives of the Company and its subsidiaries (the “1997 Authorization”). At the May 17, 2001 Shareholders’ Meeting, the shareholders approved a new authorization to grant options to subscribe for shares and options to purchase previously issued shares, not exceeding 3% of the total number of outstanding shares, to employees and executives of the Company and its subsidiaries (the “2001 Authorization”).

      The table below sets forth options granted by the Board of Directors.

		Number of Shares Subject to
	Date of Board of	Outstanding Unexercised	Exercise
	Directors’ Meeting	Options as of April 30, 2004	Price	Expiration Date

1997 Authorization	March 17, 1998	575,094	93.76	March 17, 2006
	June 15, 1999	1,312,000	113.00	June 15, 2007
	July 11, 2000	2,408,745	162.70	July 11, 2008
2001 Authorization	July 10, 2001	2,683,325	168.20	July 10, 2009
	July 9, 2002	2,863,200	158.30	July 9, 2010
	July 16, 2003	2,935,306	133.20	July 16, 2011

      See Note 26 of the Notes to the Consolidated Financial Statements for more detailed information on “Employee Share Subscription and Share Purchase Plans”, including the Company’s commitment to guarantee the holders of Elf Aquitaine share subscription options the possibility to exchange their future Elf Aquitaine shares for TOTAL shares.

Capital Increase Reserved for Employees of the Company

      At the Ordinary and Extraordinary Shareholders’ Meeting held on May 7, 2002, the shareholders authorized, for a maximum five-year period, the Board of Directors to increase the capital of the Company by an amount not exceeding 3% of the share capital at the date of issue of the new shares, reserving subscriptions to such increase for company employees.

      Pursuant to this authorization, the Board of Directors, during its November 6, 2003 meeting, implemented a first capital increase reserved for employees within the limit of 6.0 million shares at a price of € 107.90 per share.

These shares are entitled to the dividends paid for the 2003 fiscal year. The subscription period ran from March 22, 2004 to April 9, 2004 and 3,434,830 shares were subscribed.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

      As of April 30, 2004, to the Company’s knowledge, Parjointco, held 50% by the Frère Group and 50% by the Desmarais Group, indirectly controls Bruxelles Lambert Group. The Frère Group also controls Compagnie Nationale à Portefeuille. At that date, to the Company’s knowledge, Bruxelles Lambert Group and Compagnie Nationale à Portefeuille held respectively 23,485,126 shares, or 3.6%, and 8,214,740 shares, or 1.3%, of the Company’s shares representing 6.7% and 1.3% of the Company’s voting rights. Bruxelles Lambert Group does not have voting rights different from other shareholders of the Company having held their shares in registered form for over 2 years. No other shareholder beneficially owns 5% or more of the Company’s shares or voting rights.

      As of April 30, 2004, there were 71,021,126 ADSs outstanding in the United States, representing 5.5% of the total outstanding shares.

      The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. The Company does not know of any arrangements that may, at a subsequent date, result in a change of control of TOTAL. The so-called “golden share” of the French State, which previously allowed the State to restrict the transfer of control of Elf Aquitaine, was abrogated on October 3, 2002 and has no further effect. For more information see “Item 10. Additional Information — Memorandum and Articles of Association — Other Issues — Specific Rights of the French State in the Share Capital of Elf Aquitaine”.

RELATED PARTY TRANSACTIONS

      The Group’s main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in Note 30 paragraph D, respectively, to the Consolidated Financial Statements included elsewhere herein.

      In the ordinary course of its business, TOTAL enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2003 and ending on April 30, 2004.

ITEM 8.     FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER SUPPLEMENTAL INFORMATION

      See pages F-1 through F-87 and S-1 through S-2 for TOTAL’s consolidated financial statements and other supplemental information.

Litigation

      While it is not feasible to predict the outcome of the pending claims, proceedings, and investigations described below with certainty, management is of the opinion that their ultimate disposition should not have a material adverse effect on the Company’s financial position, cash flows, or results of operations.

Grande Paroisse

      An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse (France) on September 21, 2001. Grande Paroisse, a 99.73% held subsidiary of Atofina as of December 31, 2003, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of 30 people and injured many others. In addition, a portion of Toulouse was significantly damaged. This plant has been closed and individual assistance packages were offered to employees.

      The ongoing investigation has not determined the cause of the explosion but the hypothesis that the explosion was caused by Grande Paroisse through the accidental mixing of ammonium nitrate and a chlorine compound has been discredited. Proceedings against nine of the 11 Grande Paroisse employees charged during the criminal investigation conducted by the Toulouse Regional Court (Tribunal de Grande Instance) were dismissed in 2003. However, the office of the public prosecutor for Toulouse has lodged an appeal against this decision. The judicial investigation is still under way and all possibilities are being examined.

      Pursuant to applicable French law, Grande Paroisse is presumed to bear sole responsibility for the explosion as long as the cause of the explosion remains unknown. While awaiting the conclusion of the investigation, Grande Paroisse has set up a compensation system for victims. At this stage, the assessment that all the claims for compensation could reach 1.8 B€ is maintained. This figure exceeds by 1.0 B€ Grande Paroisse’s insurance cover for legal liability (0.8 B€). This potential liability was covered by a 995 M€ provision as of December 31, 2002, which was reduced to 276 M€ as of December 31, 2003 as a result of the payments made by the Group during the year.

Antitrust investigations

      Following an investigation into certain trade practices in the chemical industry in the United States, Atofina and other chemical subsidiaries of the Group are involved in several civil lawsuits in the United States and Canada for violations of antitrust laws. The Group’s litigation reserves regarding those lawsuits amount to 18.7 M€.

      The investigations commenced by the European Commission in 2000 and 2003 into alleged anti-competitive practices involving certain products sold by Atofina or its subsidiaries have so far resulted in a decision by the Commission in respect of one product line, issued on December 10, 2003, ordering Atofina to pay a fine of 43.5 M€. Regarding the investigations involving other product lines, no statement of objections has been issued so far to Atofina by the European Commission, except for the AMCA product line where a statement of objections was sent to Atofina and Elf Aquitaine on April 8, 2004. In these circumstances, the Group is of the opinion that the provisions recorded in the accounts of certain of its chemical subsidiaries in the aggregate amount of 200 M€ should be adequate in the light of the anticipated consequences of these investigations.

      Moreover, investigations commenced in October 2002 by the European Commission in the refining-marketing subsidiaries of the Group are still under way, but no statement of objections has been issued so far.

      Although it is not currently possible to determine with certainty the outcome of these lawsuits and investigations, the Company is of the opinion that their ultimate resolution should not have any significant, adverse effect on the Group’s financial position, cash flows, or earnings.

Sinking of the Erika

      With the completion in December 2003 of the processing of more than 200,000 tons of waste, the three major commitments that the Company undertook in December 1999 following the sinking of the Erika, a tanker that was transporting products belonging to one of the Group companies, have now been satisfied. The two other commitments, to clean up parts of the coastline and to pump the remaining cargo out of the wreck, were satisfied in 2000.

      The criminal investigation initiated by the Regional Court of Paris (Tribunal de Grande Instance), under which TOTAL S.A. as a legal entity and five employees of the Group are being investigated, is still pending. TOTAL believes that the violations with which the Group and these employees were charged are without substance as a matter of fact and as a matter of law.

Myanmar

      In 2002, two criminal complaints, one in Belgium and the other in France, were filed against the Company, its Chairman and the former manager of its subsidiary in Myanmar.

      Neither the claimants nor the relevant judicial authorities have officially notified the Company of the complaint in Belgium, which was filed on April 25, 2002. It is apparently a claim brought under the Belgian “universal jurisdiction” law of June 16, 1993 alleging human rights violations. This law was repealed by the law of August 5, 2003 that changed the conditions under which legal actions are admissible. The current complaint has been referred to the Cour de Cassation (the highest court of appeal) in order for the matter to be removed from the investigating magistrate.

      The complaint in France, filed with the Regional Court of Nanterre (Tribunal de Grande Instance) on August 26, 2002, was made by Burmese citizens who claim that they were kidnapped and held prisoner in order to provide forced labor on the oil pipeline built by a TOTAL subsidiary in Myanmar. A judicial investigation is underway.

      TOTAL believes that the accusations made against the Company and its management arising out of the activities of its subsidiary in Myanmar are without substance as a matter of fact and as a matter of law.

South Africa

      In a threatened class action proceeding in the United States, TOTAL is being accused, together with approximately one hundred other multinational companies, by certain South African citizens who allege that their human rights were violated during the era of apartheid by the army, the police or militias, and who consider that these companies were complicit in the actions by the South African authorities at the time.

      The class action, which has not yet been officially brought against TOTAL, is currently suspended after a decision by a federal judge in New York concerning the admissibility of the action against some of the companies already named.

Asbestos

      Like many other industrial groups, TOTAL is involved in claims related to occupational diseases caused by asbestos exposure. The circumstances described in these claims generally concern activities prior to the beginning of the 1980s, well before the complete ban on the use of asbestos in most of the countries where the Group operates (January 1, 1997 in France). The Group’s various activities are not particularly likely to lead to significant exposure to asbestos related risks, since this material was generally not used in manufacturing processes, except in very specific cases. The main source of potential exposure is related to the use of certain insulating components in industrial equipment. These components are being gradually eliminated from the Company’s equipment through asbestos-elimination plans that have been underway for the past few years. However, considering the long period of time that may elapse before the harmful results of exposure to asbestos manifest themselves (up to 40 years), we anticipate that other claims will be filed in the years to come. Asbestos related issues have been subject to close monitoring in all branches of the Group. As of December 31, 2003, the the Group estimates the ultimate cost of all asbestos related claims paid or pending is not likely to have a material adverse effect on the financial situation of the Group.

Elf Aquitaine

      Elf Aquitaine is one of a number of plaintiffs in civil proceedings associated with criminal proceedings in the Paris criminal court against certain former senior executives and other employees of Elf Aquitaine, who are accused of having personally and improperly used Elf Aquitaine funds in the late 1980s and early 1990s. After eight years of investigation and proceedings, the trial began in March 2003 and ended on July 7, 2003. Elf Aquitaine has been a civil plaintiff since 1994 and is claiming damages as a result of the conduct of the defendants. Elf Aquitaine currently believes that the court will order the restitution of misappropriated funds and monetary damages from the defendants. The court rendered its decision on both the criminal and civil proceedings on November 12, 2003. The court imposed criminal and civil penalties on the defendants and awarded Elf Aquitaine approximately 180 M€ in monetary damages, payable jointly and severally by the defendants. Elf Aquitaine believes that it will be able to recover a portion of this award from the defendants, although the exact recoverable amount is currently unknown.

Cepsa

      TOTAL has held an investment in the Spanish oil and gas company Cepsa since 1990. Elf Aquitaine and the Spanish bank Santander Central Hispano S.A. (“SCH”) have entered into various contracts concerning their investments in and cooperation regarding Cepsa.

      As of December 31, 2003 TOTAL held 36.97% of Cepsa’s share capital through its 99.46% owned subsidiary Elf Aquitaine. In addition, TOTAL also indirectly holds 8.31% of Cepsa’s share capital through its investment in the Spanish holding company Somaen Dos. Together, this amounts to a total direct and indirect holding of 45.28%. The other major shareholders of Cepsa are Union Fenosa and International Petroleum Investment Company.

      Without prior consultation with TOTAL, on September 26, 2003 SCH, which at the time had an indirect holding of 19.92% in the share capital of Cepsa, launched a public tender offer for 16% of Cepsa’s share capital for a price of 28 € per share.

      On October 7, 2003, TOTAL notified the Comisión Nacional del Mercado de Valores (CNMV), the Spanish stock market authority, of the contracts that tied it to SCH, as provided under the Spanish law 26/2003 of July 17, 2003 regarding transparency for listed companies.

      Taking into account the persistent disagreements between TOTAL and SCH regarding the possible impact of law 26/2003 on their contractual relationships and in order to protect its rights, on October 13, 2003 TOTAL announced that, pursuant to the provisions for arbitration in the relevant agreements, it had initiated arbitral proceedings before the Netherlands Arbitration Institute at the Hague.

      At the close of its tender offer on November 24, 2003, SCH had obtained 12.13% of Cepsa’s share capital.

      On November 25, 2003, the Netherlands Arbitration Institute at the Hague rendered a decision imposing provisional measures while awaiting a final judgment on the merits of the case.

      The proceedings on the merits of the case is underway and it is possible that the Netherlands Arbitration Institute will render its decision in 2005.

Dividend Policy

      The Company has paid dividends on its share capital in each year since 1946. Future dividends will depend on the Company’s earnings, financial condition and other factors. The payment and amount of dividends are subject to the recommendation of the Board of Directors and resolution by the Company’s shareholders at an annual ordinary general shareholders’ meeting.

      For the 2003 fiscal year, the Board of Directors proposed a dividend of € 4.70 per share, which was approved by the shareholders at the Ordinary General Shareholders’ Meeting held on May 14, 2004. At this meeting, TOTAL announced that, beginning in 2004, it intends to pay an interim dividend in the fall.

      Dividends paid to holders of ADSs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of euro to dollars. See “Taxation” under “Item 10. Additional Information” for a summary of certain United States federal and French tax consequences to holders of shares and ADSs.

SIGNIFICANT CHANGES

      For a description of significant changes that have occurred since the date of the Company’s Consolidated Financial Statements, see “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and Note 32 of the Notes to the Consolidated Financial Statements which include descriptions of certain recent 2004 activities.

ITEM 9.     THE OFFER AND LISTING

MARKETS

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

OFFER AND LISTING DETAILS

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

      The table below sets forth, for the periods indicated, the reported high and low quoted prices in euro for the currently outstanding shares on Euronext Paris.

	Price Per Share

	High	Low

1999	141.00	85.95
2000	189.00	118.50
2001	179.80	126.00
2002	179.40	121.20
First Quarter	177.30	151.60
Second Quarter	179.40	150.00
Third Quarter	169.90	121.20
Fourth Quarter	148.00	127.90

	Price Per Share

	High	Low

2003	147.90	110.50
First Quarter	142.70	110.50
Second Quarter	138.80	116.60
Third Quarter	144.20	127.70
Fourth Quarter	147.90	129.20
November	137.00	130.10
December	147.90	133.60
2004 (through April 30)	162.70	139.40
First Quarter	154.70	139.40
January	149.70	139.40
February	149.90	139.60
March	154.70	144.80
Second Quarter	162.70	146.90
April	162.70	146.90

Trading on the New York Stock Exchange

      ADSs have been listed on the New York Stock Exchange since October 25, 1991. The Bank of New York serves as depositary with respect to the ADSs traded on the New York Stock Exchange. Each ADS represents one-half of a share.

      The table below sets forth, for the periods indicated, the reported high and low prices quoted in dollars for the currently outstanding ADSs on the New York Stock Exchange.

	Price Per ADS

	High	Low

1999	72.63	49.88
2000	81.25	61.13
2001	77.84	58.10
2002	83.24	60.30
First Quarter	77.25	67.18
Second Quarter	81.45	71.55
Third Quarter	83.24	60.30
Fourth Quarter	72.53	63.55
2003	93.47	60.95
First Quarter	75.10	60.95
Second Quarter	81.79	64.26
Third Quarter	79.83	72.27
Fourth Quarter	93.47	76.39
November	81.40	76.80
December	93.47	81.90
2004 (through April 30)	98.00	87.76
First Quarter	95.46	87.76
January	95.46	87.96
February	93.52	87.76
March	94.48	88.30
Second Quarter	98.00	91.23
April	98.00	91.23

ITEM 10.     ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register Information

      TOTAL is registered with the Nanterre Trade Register under the registration number 542 051 180.

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

Compensation

      Directors receive attendance fees, the amount of which, determined by the shareholders acting at a shareholders’ meeting, remains in effect until a new decision is made. The Board of Directors may apportion its attendance fees among its members in whatever way it considers appropriate. The Board may also grant its Chairman remuneration in addition to attendance fees.

Retirement

      The number of directors of TOTAL who are acting in their own capacity or as permanent representatives of a legal entity and are over 70 years old may not exceed one-third of the number of directors in office at the end of the fiscal year. If such number is exceeded, the oldest Board member is automatically deemed to have resigned. Directors who are the permanent representative of a legal person may not continue in office beyond their seventieth birthday.

Shareholdings

      Each director must own at least 500 shares of TOTAL during his or her term of office.

Election

      Directors are elected for a term of three years. In 2003, TOTAL amended its Articles of Incorporation to provide for the election of one Director to represent employee shareholders. This director was appointed at the shareholders’ meeting held on May 14, 2004.

Description of Shares

      The following is a summary of the material rights of holders of fully paid shares and is based on the statuts of the Company and French Company Law No. 66-537 of July 24, 1966 (referred to herein as the “French Company Law”). For more complete information, please read the statuts of TOTAL, a copy of which has been filed as an exhibit to this Annual Report.

Dividend rights

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

Voting rights

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

      These limitations on voting lapse automatically if any individual or entity acting alone or in concert with an individual or entity holds at least two-thirds of the total number of shares as a result of a tender offer for 100% of the shares.

Liquidation rights

      In the event the Company is liquidated, its assets remaining after payment of its debts, liquidation expenses and all of its other remaining obligations will first be distributed to repay the nominal value of the shares. After these payments have been made, any surplus will be distributed pro rata among the holders of shares based on the nominal value of their shareholdings.

Future capital calls

      Shareholders are not liable to the Company for further capital calls other than the nominal value of their shares.

Preferential subscription rights

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

Changes in share capital

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

      Under French Company Law, TOTAL may decrease its share capital only with the approval of its shareholders at an extraordinary general meeting (or with a delegation of authority from its shareholders). There are two methods to reduce share capital: (i) by reducing the number of shares outstanding and (ii) by decreasing the nominal value of existing shares. The conditions under which the share capital may be reduced will vary depending upon whether the reduction is attributable to losses. The Company may reduce the number of outstanding shares either by an exchange of shares or by the repurchase and cancellation of its shares. Any decrease must meet the requirements of French Company Law, which states that all the holders of shares in each class of shares must be treated equally, unless the affected shareholders otherwise agree.

Form of shares

      The Company has only one class of shares. As a result of the conversion of the share capital into euro, the par value of each share of common stock was changed from FRF 50 to 10 € on June 15, 1999. Shares may be held in either bearer or registered form. Shares traded on the Premier Marché of Euronext Paris S.A. are cleared and settled through Euroclear France. The Company may use any lawful means to identify holders of shares, including a procedure known as titres au porteur identifiable according to which Euroclear France will, upon the Company’s request, disclose to the Company the name, nationality, address and number of shares held by each shareholder in bearer form. The information may only be requested by the Company and may not be communicated to third parties.

Holding of shares

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

Cancellation of treasury shares

      The Board of Directors of the Company may cancel treasury shares owned by the Company in accordance with French Company Law up to a maximum of 10% of the share capital within any period of 24 months.

Description of TOTAL Share Certificates

      The TOTAL share certificates are issued by Euroclear France. French law allows Euroclear France to create certificates representing French securities provided that these certificates are intended to be outstanding exclusively outside the territory of France and cannot be held by residents of France. Furthermore, TOTAL share certificates may not be held by a foreign resident in France, either personally or in the form of a bank deposit, but the coupons and rights may be exercised in France.

      Certificates for TOTAL shares are either in bearer form or registered in a securities trading account. Under Euroclear France regulations applicable to bearer stock certificates, TOTAL share certificates cannot be categorized as secondary securities, such as ADSs, issued by a foreign company to represent TOTAL shares.

      TOTAL share certificates have the characteristics of a bearer security, meaning:

•	negotiable outside France;

•	transmission by delivery; and

•	fungibility of the TOTAL share certificate, which may be converted freely from bearer form to registration in an account.

      All rights attached to TOTAL shares must be exercised directly by the bearer of the TOTAL share certificates.

Description of TOTAL ADRs

      The following is a general description of the depositary arrangement, including a summary of all material provisions of the deposit agreement pursuant to which ADSs are issued. The deposit agreement is among the Company, The Bank of New York, as depositary, and the holders from time to time of ADRs. For more complete information, please read the deposit agreement and the Form of ADR itself, copies of which are attached as Exhibit 1 to the registration statement on Form F-6 (Reg. No. 333-107311) filed with the Securities and Exchange Commission on July 24, 2003. Additional copies of the deposit agreement are available for inspection at the Corporate Trust Office of the depositary in New York, which is presently located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

ADRs

      ADRs evidencing the ADSs are issuable by the depositary pursuant to the deposit agreement. An ADR may evidence any number of ADSs. Each ADS represents one-half of one share deposited under the deposit agreement.

Deposit and withdrawal of shares

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

Pre-release of ADRs

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

Dividends, other distributions and rights

      Whenever the depositary receives any cash dividend or cash distribution from the Company, the depositary will, to the extent that in its judgment it can convert euro or any other foreign currency on a reasonable basis into dollars and transfer the resulting dollars to the United States:

•	convert all cash dividends and other cash distributions that it receives on the underlying deposited securities into dollars; and

•	distribute the amount received net of any expense, taxes, governmental charges incurred by the depositary in connection with the conversion, to the holders of the ADRs in proportion to the number of the ADSs representing shares held by each holder.

      The amount distributed will be reduced by any amounts required to be withheld by the Company or the French paying agent on account of taxes. The depositary may convert euro into dollars by sale or in any other manner that it may determine. If the depositary determines in its judgment that any foreign currency received cannot be converted on a reasonable basis and transferred to the United States, the depositary may, after consultation with the Company, distribute the foreign currency received by it or, at its discretion, hold the foreign currency, uninvested and without liability for interest, for the respective accounts of the holders of the ADRs entitled to receive the amounts. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, the holder may lose some or all of the value.

      The depositary will use reasonable efforts to follow the procedures established by the French Treasury for eligible U.S. Holders of ADRs to recover the excess 10% French withholding tax initially withheld and deducted in respect of dividends distributed to them and any fiscal or tax credit payment to be made to them by the French Treasury. To effect this recovery, the depositary will provide U.S. Holders of depositary receipts registered on the books of the depositary with the appropriate French tax forms and instructions, which will be provided by the Company to the depositary. Upon receipt by the depositary of properly completed and executed forms, the depositary will promptly cause them to be filed with the appropriate French tax authorities. Upon receipt of any resulting remittance, the depositary will distribute to the holders of the Company ADRs entitled to remittance, as soon as practicable, the remittance converted into dollars, net of expenses incurred by the depositary in connection with conversion.

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

Record dates

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

Voting of the deposited securities

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

Liability of ADR holders for taxes

      The holders of ADRs will be responsible for any tax or other governmental charge that becomes payable with respect to any ADRs or any underlying deposited securities evidenced by any of the ADRs.

Amendment and termination of the deposit agreement

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

      The depositary will mail notice of the termination to the registered holders of ADRs then outstanding at least 30 days prior to the date fixed in the notice for the termination. On and after the date of termination, each holder shall, upon:

•	surrender of the holder’s ADRs at the Corporate Trust Office;

•	payment of the fees of the depositary for the surrender of the ADRs provided in the deposit agreement;

•	payment of any applicable taxes and governmental charges; and

•	be entitled to delivery, to the holder or upon his or her order, of the amount of deposited TOTAL securities represented by the ADRs.

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

Charges of depositary

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

Transfer of ADRs

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

Notices and reports

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

Compliance with U.S. securities laws

      Notwithstanding anything in the deposit agreement to the contrary, the Company and the depositary each agrees that it will not exercise any rights it has under the deposit agreement to permit the withdrawal or delivery of the underlying deposited securities in a manner which would violate U.S. securities laws.

Governing law

      The deposit agreement is governed by the laws of the State of New York.

Other Issues

Shareholder’s meetings

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

      Under French Company Law, a quorum requires the presence, in person or by proxy, including those voting by mail, of shareholders having at least 25% of the shares entitled to vote in the case of an ordinary general shareholders’ meeting or at an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or 33 1/3% of the shares entitled to vote in the case of any other extraordinary general shareholders’ meeting. If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 25% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

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

Ownership of shares by non-French persons

      There is no limitation on the right of non-resident or foreign shareholders to vote securities of the Company, either under French Company Law or under the statuts of the Company.

Requirement for holdings exceeding certain percentages

      French Company Law provides that any individual or entity, acting alone or in concert with others, that holds, directly or indirectly, more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or the voting rights attached to the shares, or that increases or decreases its shareholding or voting rights by any of the above percentages must notify the Company by registered letter, with return receipt, within 5 calendar days of crossing that threshold, of the number of shares and voting rights it holds. An individual or entity must also notify the Autorité des marchés financiers, the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers, by registered letter, with return receipt, within five trading days of crossing that threshold. Any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the Company’s Chairman, any of the Company’s shareholders or the Autorité des marchés financiers. In addition, every shareholder who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of shares representing 10% or 20% of the Company’s share capital must notify the Company and the Autorité des marchés financiers of its intentions for the 12 months following such acquisition. Failure to comply with this notification of intentions will result in the suspension of the voting rights attached to the shares exceeding this 10% or 20% threshold held by the shareholder for a period of two years from the date on which the shareholder has cured such default.

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

MATERIAL CONTRACTS

      There have been no material contracts (not entered into in the ordinary course of business) entered into by members of the Group since March 31, 2002.

EXCHANGE CONTROLS

      Under current French exchange control regulations, no limits exist on the amount of payments that TOTAL may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

TAXATION

General

      This section describes the material United States federal income tax and French tax consequences of owning and disposing of shares and ADSs of Total to U.S. Holders that hold their shares or ADS as capital assets for tax purposes. A U.S. Holder is a beneficial owner of shares or ADSs that is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a domestic corporation or other domestic entity treated as a corporation for United States federal income tax purposes, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

      This section does not apply to members of special classes of holders subject to special rules, including:

•	dealers in securities,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	tax-exempt organizations,

•	life insurance companies,

•	persons liable for alternative minimum tax,

•	persons that actually or constructively own 10% or more of the voting stock of Total,

•	persons that hold the shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	U.S. Holders whose functional currency is not the U.S. dollar.

      In addition, the discussion of the material French tax consequences is limited to U.S. Holders that (i) are residents of the United States for purposes of the Treaty (as defined below), (ii) do not maintain a permanent establishment or fixed base in France to which the shares or ADSs are attributable and through which the respective U.S. Holder carries on, or has carried on, a business (or, if the holder is an individual, performs or has performed independent personal services), and (iii) is otherwise eligible for the benefits of the Treaty in respect of income and gain from the shares or ADSs.

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

Holders are urged to consult their own tax advisor regarding the United States federal, state and local, and French and other tax consequences of owning and disposing shares or ADSs of Total in their respective circumstances. In particular, a holder is encouraged to confirm whether the holder is a U.S. Holder eligible to the benefits of the Treaty with its advisor.

Taxation of Dividends

French taxes

      Dividends paid to non-residents of France are subject to French withholding tax at a rate of 25% unless the rate is reduced pursuant to a tax treaty or similar agreement. Under the Treaty, a U.S. Holder generally is entitled to a reduced rate of French withholding tax of 15% with respect to dividends, provided the ownership of shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France and certain other requirements are satisfied.

      In France, companies may only pay dividends out of income remaining after tax has been paid. In general, under French law, a resident of France is entitled to the avoir fiscal (which is a tax credit) in respect of a dividend distributed pursuant to a decision by the responsible body of the distributing French corporation, such as the Company. The benefit of the avoir fiscal, if available under French law, is allowed to shareholders who are not residents of France only pursuant to a tax treaty or similar agreement between France and such non-resident’s country of residence.

      Note, however, that the 2004 French Finance Act contains significant amendments in respect of the tax regime of dividend distributions, including the elimination of the avoir fiscal.

      Before the 2004 French Finance Act, a resident of France was entitled to an avoir fiscal in respect of a dividend received from a French corporation, such as Total. The avoir fiscal was generally equal to 50% of the dividend distributions paid for individuals (and companies which own at least 5% of the capital of the French distributing company and meet the other conditions to qualify under the French participation exemption regime). The rate of the avoir fiscal was generally 10% of the dividend paid in 2003 for other shareholders.

      The 2004 Finance Act passed in France tends to abolish incrementally the avoir fiscal. French resident individuals will continue to benefit from the avoir fiscal in respect of 2004 dividend distributions. However, dividends paid to French resident individuals as from January 1, 2005 would no longer carry an avoir fiscal. With respect to individuals, the avoir fiscal is replaced by a tax allowance of 50% applicable to amounts distributed pursuant to a decision by the responsible body of the distributing company. In addition, the shareholder benefits from a tax credit equal to 50% of the distributed amounts, before the application of the relevant tax allowance described above, subject to a threshold of € 115 or € 230, according to the familial situation of the taxpayer. This tax credit is deducted from the personal income tax due with respect to the year over the course of which such amounts were received and may be refunded, as the case may be. The elimination of the avoir fiscal and the benefit of the tax credit are solely with respect to distributions paid out as from January 1, 2005. With respect to legal entities subject to corporation tax, the possibility of off-setting the avoir fiscal against the tax to which such entities are liable, is eliminated with respect to tax credits which can be utilized as from January 1, 2005. Added to this, subject to certain exceptions, an exceptional levy of 25% will apply to amounts distributed in 2005.

      Note that the 2004 French Finance Act does not clarify the situation of non-resident recipients. However, it would appear that two situations will emerge, i.e:

(1)	Individuals that are U.S. residents under the Treaty will remain entitled to the avoir fiscal in respect of dividends paid to them in 2004, even if in practice, the avoir fiscal is transferred not before the 15th January 2005. Dividends paid to these individuals after January 1, 2005 would no longer carry an avoir fiscal. Note further that such individuals should benefit from the tax credit equal to 50% of the distributed amounts subject to a threshold of € 115 or € 230 according to the familial situation of the taxpayer and, as the case may be, a refund of such tax credit, subject to guidance to be issued by the French tax authorities.

(2)	Other non-residents such as U.S. companies, pension trusts, any other organizations established in the United States whose purpose is to administer or provide retirement or employee benefits, not-for-profit organizations established in the United States should no longer be entitled to the avoir fiscal in respect of dividends distributed from January 1, 2004.

      Therefore, in respect of dividends paid in 2004, an individual U.S. Holder is entitled to the payment of an amount equal to the avoir fiscal equal to 50% of the dividend (subject to a deduction of the 15% withholding tax). However, the payment of an amount equal to the entire avoir fiscal is not available to a U.S. Holder if the holder (i) is not subject to United States federal income tax on the payment of the avoir fiscal and the related dividend and (ii) does not comply with the procedural rules described below.

	U.S. Individual Holders	U.S. Holders (including U.S.
	taxable on the	Pension Funds) other than
	dividend	U.S. Individual Holders

Company’s dividend per ADS	$100	$100
Withholding rate	15%	15%
Amount withheld	15	15
Company’s dividend received in 2004	85	85
Avoir fiscal paid by French Government	50	0
Withholding rate under Treaty	15%	0%
Amount withheld	7.5	0
Avoir fiscal payable after January 15, 2005	42.5	0
Effective dividend before U.S. tax credit	127.5	85
Withholding recovered as U.S. tax credit	22.5	15
Effective dividend per ADS	$150	$100

      Under the normal procedure provided in the French regulations, to (i) benefit from the withholding tax at 15% reduced rate at the time of the payment of the dividend and (ii) as the case may be, receive a refund of the avoir fiscal (less the 15% withholding tax on that amount), a U.S. Holder must (i) have certified by the U.S. financial institution that is in charge of the administration of the shares or ADSs of TOTAL of that U.S. Holder, and (ii) file with the French tax authorities, French Treasury Form 5052 EU before the payment of the dividend.

      Alternatively, under a so-called “simplified procedure”, if completion of the Form is not possible prior to the payment of dividends, an Individual eligible to the transfer of the avoir fiscal may complete and provide to the Depositary, before the date of payment of the dividend, a simplified certificate (the “Certificate”) stating that (i) the holder is a U.S. resident within the meaning of the Treaty, (ii) the holder’s ownership of the shares or ADSs is not effectively connected with a permanent establishment or fixed base in France, (iii) the holder owns all the rights attached to the full ownership of the shares or ADSs, including, but not limited to, dividend rights, and (iv) the holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to the transfer of the avoir fiscal and requests the transfer of the avoir fiscal subject to withholding tax at the reduced rate. Under this simplified procedure, before the dividend’s payment, the Depositary notifies the French Custodian bank of the aggregate total of the dividend payment subject to the 15% withholding tax rate.

      Such simplified procedure will apply to individual and corporate shareholders in respect of the dividend distributed in 2004. In respect of 2005 and thereafter dividend distributions, the French tax authorities regulation indicate that they will issue further guidance as to the applicable procedure for obtaining the reduced rate of withholding tax.

      The Form or Certificate, together with instructions, will be provided by the Depositary to all U.S. Holders registered with the Depositary and are also available from the IRS or from the French Centre des Impôts des Non-Résidents whose address is 9, rue d’Uzès, 75094 Paris Cedex 2, France. The Depositary will arrange for the filing with the French tax authorities of all Forms and Certificates completed by U.S. Holders that are returned to the Depositary within the time period specified by the Depositary in its distribution to registered U.S. Holders of ADRs.

      Whichever procedure is followed, the avoir fiscal and the withholding tax refund are normally paid within 12 months following filing of the Form, but not before January 15 following the end of the calendar year in which the related dividend is paid.

      If either of the procedures described above has not been followed prior to a dividend payment date or is not available to a U.S. Holder, TOTAL or the French paying agent will withhold tax from the dividend at the normal French rate of 25%, and the U.S. Holder will be entitled to claim a refund of the excess withholding tax and the payment of the related avoir fiscal by filing the French Treasury Form 5052 EU with the depositary or the French paying agent early enough to enable them to forward that form to the French tax authorities before December 31 of the year following the calendar year in which the related dividend was paid.

United States taxation

      For United States federal income tax purposes, the gross amount of dividend a U.S. Holder must include in gross income equals the amount paid by TOTAL plus any amount of avoir fiscal or, as the case may be, 50% tax credit subject to a threshold of € 115 or € 230 described above (see “— French Taxes” above) transferred to the U.S. Holder with respect to this amount (including any French tax withheld with respect to the distribution made by TOTAL or avoir fiscal) to the extent of the current and accumulated earnings and profits of TOTAL (as determined for United Sates federal income tax purposes). The dividend will be income from foreign sources. Dividends paid to a noncorporate U.S. Holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121 period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. TOTAL believes that dividends paid by TOTAL with respect to its shares or ADSs will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code. The dividend is taxable to the U.S. Holder when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. To the extent that an amount received by a U.S. Holder exceeds the allocable share of the Company’s current and accumulated earnings and profits, it will be applied first to reduce such holder’s tax basis in shares or ADSs owned by such holder and then, to the extent it exceeds the holder’s tax basis, it will constitute capital gain.

      The amount of any dividend distribution includible in the income of a U.S. Holder equals the U.S. dollar value of the euro payment made, determined at the spot euro/ U.S. dollar exchange rate on the date the dividend distribution is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in the U.S. Holder’s income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss generally from sources within the United States and will not be eligible for the special tax rate applicable to qualified dividend income.

      Subject to certain conditions and limitations, French taxes withheld in accordance with the Treaty will be eligible for credit against the U.S. Holder’s United States federal income tax liability. The limitation on foreign taxes eligible for credit is not calculated with respect to all worldwide income, but instead is calculated separately with respect to specific classes of income. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. For this purpose, dividends distributed by the Company and the related avoir fiscal payments generally will constitute “passive income”, or, in the case of certain U.S. Holders, “financial services income”. Alternatively, a U.S. Holder may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit.

Taxation of Capital Gains

      In general under the Treaty, a U.S. Holder will not be subject to French tax on any capital gain from the sale or exchange of the ADSs or redemption of the underlying shares unless those ADSs or shares form part of a business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules may apply to individuals who are residents of more than one country.

      If a transfer of shares of the Company is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of €3.049 per transfer), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

      For United States federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss upon the sale or disposition of shares or ADSs equal to the difference between the amount realized on the sale or disposition and the holder’s tax basis in the shares or ADSs. The gain or loss generally will be United States source gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period of the shares or ADSs is more than one year at the time of the disposition. Long-term capital gain of a non-corporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitation.

French Estate and Gift Taxes

      In general, a transfer of ADSs or shares by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his death, or if the ADSs or shares were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

French Wealth Tax

      The French wealth tax does not apply to a U.S. Holder (i) that is not an individual, or (ii) in the case of individuals who own alone or with their parents, directly or indirectly, less than 25% of the Company’s share capital.

United States State and Local Taxes

      In addition to United States federal income tax, U.S. Holders of shares or ADSs may be subject to U.S. state and local taxes with respect to their shares or ADSs. U.S. Holders should consult their own tax advisors.

DIVIDENDS AND PAYING AGENTS

      After BNP Paribas performs centralizing procedures, dividends are paid through the accounts of financial intermediaries participating in Euroclear France’s direct payment procedures. The Bank of New York acts as paying agent for dividends distributed to ADS holders.

DOCUMENTS ON DISPLAY

      TOTAL files annual, periodic, and other reports and information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information TOTAL files with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference rooms by calling the Securities and Exchange Commission for more information at 1-800-SEC-0330. All of TOTAL’s Securities and Exchange Commission filings made after December 31, 2001 are available to the public at the Securities and Exchange Commission web site at http://www.sec.gov and from certain commercial document retrieval services. TOTAL’s website at http://www.total.com includes information about our businesses and also includes recent press releases and other publications of TOTAL, including some of our filings with the Securities and Exchange Commission made prior to December 31, 2001. You may also read and copy any document the Company files with the Securities and Exchange Commission at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The financial performance of the Company is sensitive to a number of parameters, the most significant being oil and gas prices, generally expressed in U.S. dollars, and exchange rates, in particular that of the U.S. dollar versus the euro.

      Overall, a rise in the price of crude oil has a positive effect on earnings as a result of an increase in revenues from oil and gas production. Conversely, a decline in crude oil prices reduces revenues. For the year 2004, the Company estimates that an increase or decrease of $1 per barrel in the price of Brent crude would respectively improve or reduce annual net income by approximately 0.26 B€. The impact of changes in crude oil prices on Downstream and Chemicals operations depends upon the speed at which the prices of finished products will adjust to reflect these changes. The Company estimates that an increase in TRCV refining margins of $1 per ton would improve annual net income by approximately 0.07 B€.

      All of the Company’s activities are in various degrees sensitive to fluctuations in the euro/dollar exchange rate. For the year 2004, the Company estimates that a strengthening or weakening of the U.S. dollar by 0.10 against the euro would respectively improve or reduce annual net income, expressed in euro, by approximately 0.54 B€.

      The Company’s results, in particular in the Chemicals segment, also depend on the overall economic environment.

OIL AND GAS MARKET RELATED RISKS

      Due to the nature of its business, the Company has a significant involvement in oil and gas trading as part of its normal operations in order to attempt to optimize revenues from its crude oil and gas production and obtain favorable pricing for supplies for its refineries.

      In 2003, international trading activities represented roughly 5 Mboe/d, 4.2 Mboe/d of which were crude oil related. The Company follows a policy of not selling its future oil and gas production for future delivery. However, as part of its oil trading activities, the Company uses derivative financial instruments such as futures, forwards, swaps, and options in both organized and over-the-counter markets. Under these practices, the Company is primarily exposed to market risks related to residual price differentials due to variations in qualities, indices or delivery periods.

      The notional values of derivatives as of December 31, 2003 are stated below:

	Notional value 2003

	Assets	Liabilities

	(in millions of euro)
Crude oil and petroleum products
Swaps(1)	2,546	2,724
Forwards	262	1,050
Options(2)	1,742	1,409
Futures(3)	660	912
Options on futures(2)	92	139
Natural gas and power
Swaps(1)	272	166
Forwards	6,106	7,116
Options(2)	227	239
Futures(3)	3	17

(1)	Swaps (including “Contracts for differences”): the “assets/ liabilities” columns correspond to receive-fixed and pay-fixed swaps.

(2)	Options: the “assets/ liabilities” columns correspond to the nominal value of options (calls or puts) purchased/sold, valued based on the strike.

(3)	Futures: the “assets/ liabilities” columns correspond to the net purchasing/ selling positions, valued based on the closing rate on the organized exchange market.

     Contracts on crude oil and petroleum products have been primarily entered into for a short term (less than one year). For crude oil and petroleum products, the “Forwards” include instruments that may result in physical delivery, like the “15-day Brent” type of contracts. In the natural gas and power activity, the “Forwards” include derivative instruments as well as all contracts resulting in physical delivery.

      The fair value of derivatives as of December 31, 2003, was as follows:

	As of
	December 31, 2003

	Carrying	Estimated
	value	fair value

	(in millions of euro)
Commodities (comparable to financial instruments)(1)
Petroleum products and crude oil swaps	(16)	(16)
Petroleum products and crude oil options	15	15
Natural gas and power swaps	12	12
Natural gas and power options	(2)	(2)

(1)	Operations which will not generate physical delivery at maturity date. The carrying value corresponds to the value of these instruments on the balance sheet.

     To measure market risks related to the prices of oil and gas products, the Company uses a “value at risk” method. Under this method, for the Company’s crude oil and refined products trading activities, there is a 97.5% probability that unfavorable daily market variations would result in a loss of less than 7.0 M€ per day, based on positions as of December 31, 2003. Over the year 2003, the average value at risk was 7.0 M€, the low value at risk was 4.8 M€, the high value at risk was 10.4 M€.

      In 2003, Group-wide natural gas trading activity accounted for a total volume of 6.0 Bcf/ d (1.1 Mboe/d). As part of these activities, the Company also uses derivative instruments such as futures, forwards, swaps and options in both organized and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. Under the Company’s value at risk analysis based on the model described above, there is a 97.5% probability that unfavorable daily market variations would result in a loss of less than 2.1 M€ per day, based on positions as of December 31, 2003. Over the year 2003, the average value at risk was 2.3 M€, the low value at risk was 1.0 M€, the high value at risk was 4.5 M€.

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

FINANCIAL MARKETS RELATED RISKS

      Risks relative to cash management activities and to interest rate and foreign exchange financial instruments are managed in accordance with rules set by the Company’s Management. Liquidity positions and the management of financial instruments are centralized in the Treasury Department.

      Cash management activities are organized into a specialized departments for operations on financial markets. The “Financial Control” Department handles the daily monitoring of limits and positions and validates results. It values financial instruments and, if necessary, performs sensitivity analysis. The Company only uses simple derivative instruments.

      Commitments and contingencies related to the Company’s financial derivatives activities are stated below. These amounts set the levels of notional involvement by the Company and are not indicative of an unrealized gain or loss.

							2009 and
As of December 31, 2003	Total	2004	2005	2006	2007	2008	after

	(in millions of euro)
MANAGEMENT OF INTEREST RATE EXPOSURE
Issue swaps and swaps hedging debenture issues
Notional amount	8,479	875	1,546	512	1,561	1,672	2,313
Received rate (as of 12/31/2003) — 4.43%
Paid rate (as of 12/31/2003) — 1.63%

Long-term currency and interest rate swaps
Notional amount	153	40	40	3	70	—	—
Received rate (as of 12/31/2003) — 3.04%
Paid rate (as of 12/31/2003) — 2.67%

Long-term interest rate swaps
Receive-fixed swaps
Notional amount	79	41	38	—	—	—	—
Received rate (as of 12/31/2003) — 5.63%
Paid rate (as of 12/31/2003) — 1.50%
Pay-fixed swaps
Notional amount	877	161	—	—	396	317	3
Received rate (as of 12/31/2003) — 1.36%
Paid rate (as of 12/31/2003) — 3.44%

Short-term interest rate swaps
Notional amount	9,540	9,540	—	—	—	—	—

FRA
Notional amount	48	48	—	—	—	—	—
Buying	24	24	—	—	—	—	—
Sale	24	24	—	—	—	—	—

MANAGEMENT OF CURRENCY EXPOSURE
Currency swaps
Notional amount	6,221	6,191	30	—	—	—	—

Forward exchange contracts
Notional amount	257	244	13	—	—	—	—

Foreign currency options
Notional amount	10	10	—	—	—	—	—
Buying	—	—	—	—	—	—	—
Sale	10	10	—	—	—	—	—

      Most long-term swaps (interest rate and/or currency swaps, issue swaps or swaps hedging debenture issues) are aimed at converting fixed-rate debt into floating-rate debt on a LIBOR basis or equivalent.

      The average interest rates are given for information purposes and reflect, for the floating-rate portion, market conditions at year-end.

Currency Exposure

      The Group seeks to minimize the currency exposure of each exposed entity by reference to its functional currency (primarily the euro, U.S. dollars, pounds sterling, and Norwegian krone).

      For currency exposure generated by commercial activity, the hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and in some cases on the forward market. The Company rarely hedges estimated flows and, in this case, may use options.

      With respect to currency exposure linked to long-term assets in foreign currencies, the Company makes every effort to reduce the associated currency exposure by financing in the same currency. Long-term currency debt then partially compensates the economic exposure generated.

      Short-term net currency exposure is periodically monitored with limits set by the Company’s Management. The Group’s treasury department manages this currency exposure and centralizes borrowing activities on the financial markets (the proceeds of which are then are loaned to the borrowing subsidiaries), cash centralization for the Group companies and investments of these funds on the monetary markets.

Short-Term Interest Rate Exposure and Cash

      Cash balances, which are primarily composed of euro and U.S. dollars, are managed with three main objectives set out by management (to maintain maximum liquidity, to optimize revenue from investments considering existing interest rate yield curves, and to minimize the cost of borrowing), over a horizon of less than twelve months and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modification of the currency exposure.

Interest Rate Risk on Long-Term Debt

      The Company’s policy consists of incurring debt primarily at a floating rate in order to deal with significant changes in cash flows due to external factors (oil prices and the euro/dollar exchange rate).

      Long-term interest rate and currency swaps can hedge debenture loans at their issuance in order to create a variable rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, the Company can also enter into long-term interest rate swaps.

Sensitivity Analysis on Interest Rate and Foreign Exchange Risk

      The table below presents the potential impact on the fair value of the current financial instruments as of December 31, 2003, of an increase or decrease of 10% in the interest rate yield curves in each of the currencies.

	As of December 31, 2003

			Change in	Change in
			fair value	fair value
			with a 10%	with a 10%
			interest rate	interest rate
	Carrying	Estimated	increase	decrease
	amount	fair value	(unaudited)	(unaudited)

	(in millions of euro)
BALANCE SHEET
Debenture loans (before swaps and excluding current portion)(1)	7,763	9,182	(94)	96
Issue swaps(1)	—	(1,414)	92	(94)
Fixed-rate bank loans (excluding capital lease obligations)	243	252	(6)	7
Current portion of long-term debt (excluding current portion of capital lease obligations)	1,626	1,694	1	(1)
OFF-BALANCE SHEET
Bank guarantees	—	(2)	—	—
Long-term interest rate and currency swaps	—	25	(1)	1
Long-term interest rate swaps	(2)	(9)	8	(8)
Short-term interest rate swaps(1)	—	1	1	(1)
Short-term and long-term currency swaps(1)	—	(174)	1	(1)
Forward exchange contracts	—	3	—	—
Currency options	—	(1)	—	—

(1)	Debentures loans are presented after swaps at their carrying amount and before swaps for their estimated fair value. All issue swaps specifically hedge debenture loans. The fair values of these swaps may therefore be incorporated into the overall value of debenture loans.

     As a result of its the policy for the management of currency exposure previously described, the Group believes that its short-term currency exposure is not material. The Group’s sensitivity to long-term currency exposure is primarily attributable to the net equity of the subsidiaries whose functional currency is the U.S. dollar and, to a lesser extent, the pound sterling and the Norwegian krone. This sensitivity is reflected by the historical evolution of the currency translation adjustment imputed in the statement of changes in shareholders’ equity which, in the course of the last three fiscal years, is essentially related to the evolution of the U.S. dollar and is set forth in the table below:

	Euro/Dollar	Currency Translation
	exchange rates	Adjustment

		(in millions of euros)
December 31, 2001	0.88	1,252
December 31, 2002	1.05	(830)
December 31, 2003	1.26	(3,268)

      The long-term debt in U.S. dollars described in Note 17 of the Notes to the Consolidated Financial Statements is generally raised by the central treasury entities either in U.S. dollars or in other currencies which are then systematically exchanged for U.S. dollars. The proceeds from these debt issuances are subsequently loaned to affiliates whose accounts are kept in U.S. dollars. As a consequence, the net sensitivity of these positions to currency exposure is not material.

      Short-term currency swaps for which the nominal amount appears in Note 24 of the Notes to the Consolidated Financial Statements are used with the aim of optimization of centralized investment of the cash of the Group. Thus the sensitivity to currency fluctuations which may be induced is likewise considered negligible.

      As a result of this policy, the impact of currency exchange on consolidated income, as illustrated in Note 21 of the Notes of the Consolidated financial statements, has not been significant despite the considerable fluctuation of the U.S. dollar (less than 60 M€ during the last three fiscal years).

Counterparty Risk

      The Company has established standards according to which bank counterparties must be approved in advance, based on an assessment of the counter party’s financial soundness and its rating (Standard & Poors, Moody’s), which must be of high quality.

      An overall authorized credit limit is set for each bank and is divided among the subsidiaries and the Company’s Treasury Department according to their needs.

Stock Market Risk

      The Group holds interests in a number of publicly-traded companies (see Note 9 of the Notes to the Consolidated Financial Statements). The market values of these holdings fluctuate due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

Liquidity Risk

      Total S.A. has confirmed lines of credit granted by international banks, which would allow it to manage its short-term liquidity needs as required. The total amount of these lines of credit as of December 31, 2003, was $6,006 million, of which $5,962 million was unused. The terms and availability of these lines of credit are not conditioned on the Company’s financial ratios, its financial ratings or on the absence of events that could have a material adverse impact on its financial situation.

      The following table shows the maturity of the financial assets and debts of the Group as of December 31, 2003 (see Note 17 of the Notes to the Consolidated Financial Statements).

	As of December 31, 2003

	Less than	Between 1 year	More than
	1 year	and 5 years	5 years	Total

	(in millions of euro)
Financial debt after swaps	3,835	6,623	3,160	13,618
Cash and cash equivalents	(4,836)	—	—	(4,836)

Total	(1,001)	6,623	3,160	8,782

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND

USE OF PROCEEDS

      Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

      An evaluation was carried out under the supervision and with the participation of the Group’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness, as of the end of the period covered by this report, of the design and operation of the Group’s disclosure controls and procedures, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 is recorded, summarized and reported within specified time periods. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in all material respects. There were no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, the Group’s internal control over financial reporting.

      Pursuant to the French Financial Security Act of August 1, 2003 (Loi de sécurité financière), the Chairman of TOTAL’s Board of Directors is now required to deliver a special report to the annual shareholders’ meeting regarding the Board’s governance practices, the status of the internal control procedures implemented by the Company and the restrictions that the Board has placed on the powers granted to the Chief Executive Officer. In general, this report describes the objectives of the Company’s internal controls, the organization of those employees responsible for internal controls and the internal control procedures that the Company currently has in place.

      The report for 2003 explains that the internal control framework used by TOTAL is that of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and that TOTAL’s internal control system is structured as a three-level operating organization, with internal control procedures at each profit center, the Company’s business segments and on the Group level. The audit of the internal control system is primarily a centralized function handled by the Group audit department, which in 2003 employed 75 professionals. The report explains that regular reports of audits are submitted to the Audit Committee. In addition, the Company’s independent auditors also report their comments to the Audit Committee as part of their statutory mission. The report further describes TOTAL’s initiatives in 2003, mainly aimed at expanding documentation of disclosure controls and procedures and adapting its internal control system to certification requirements that are now applicable to the outside auditors.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

      At its meeting on February 18, 2004, the Board of Directors confirmed the appointment of Mr. Jacques Friedmann, Inspector General of Finance, former chairman and chief executive officer of Union des Assurances de Paris, director of BNP Paribas, as audit committee financial expert.

ITEM 16B.     CODE OF ETHICS

      At its meeting on February 18, 2004, the Board of Directors adopted a code of ethics that applies to its chief executive officer, chief financial officer, chief accounting officer and the financial and accounting officers for its principal activities. A copy of this code of ethics is included as an exhibit to this annual report.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

      During the fiscal years ended December 31, 2003 and December 31, 2002, fees for services provided by Barbier Frinault & Autres (ERNST & YOUNG Network) and KPMG S.A. were as follows:

			Barbier, Frinault & Autres
	KPMG S.A.		(Ernst & Young Network)
	Year Ended December 31,		Year Ended December 31,

	2003	2002	2003	2002

	(in millions of euro)
Audit Fees	9.7	10.7	10.6	10.2
Audit-Related Fees(1)	5.7	5.7	2.9	1.6
Tax Fees(2)	0.2	0.2	1.0	0.7
All Other Fees(3)	0.1	0.3	0.5	0.2

Total	15.7	16.9	15.0	12.7

(1)	Audit-related fees are generally fees billed for services that are closely related to the performance of the audit or review of financial statements. These include due diligence services related to business combinations, attestation services not required by statute or regulation, agreed upon or expanded auditing procedures related to accounting or billing records required to respond to or comply with financial, accounting or regulatory reporting matters, consultations concerning financial accounting and reporting standards, information system reviews, internal control reviews and assistance with internal control reporting requirements.

(2)	Tax fees are fees for services related to international and domestic tax compliance, including the preparation of tax returns and claims for refund, tax planning and tax advice, including assistance with tax audits and tax appeals, and tax services regarding statutory, regulatory or administrative developments and expatriate tax assistance and compliance.

(3)	All other fees are principally for risk management advisory services.

Audit Committee Pre-Approval Policy

      The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved. This policy provides for both general pre-approval of certain types of services through the use of an annually established budget for these types of services and special pre-approval of services on a case by case basis. The Audit Committee has designated the Company’s internal audit department to monitor the performance of services provided by the statutory auditors and to assess compliance with the pre-approval policies and procedures. The internal audit department reports the results of its monitoring to the Audit Committee on a periodic basis. Both the internal audit department and management are required to report any breach of this policy to the chairman of the Audit Committee. During 2003, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

ITEM 19.     EXHIBITS

      The following documents are filed as part of this annual report:

1.	Statuts of Total S.A. (as amended through May 6, 2004)

8.	List of Subsidiaries (see Note 30 of the Notes to the Consolidated Financial Statements included in this Annual Report)

11.	Code of Ethics

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

14.1	Consent of Barbier Frinault & Autres (ERNST & YOUNG Network)

14.2	Consent of KPMG S.A.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOTAL S.A.

By:	/s/ THIERRY DESMAREST

Name: Thierry Desmarest
Title: Chairman, President and
Chief Executive Officer

Date: June 3, 2004

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Total S.A.,

      We have audited the accompanying consolidated balance sheets of Total S.A. and subsidiaries as of December 31, 2003, 2002 and 2001, and the related consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index as Schedule II. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Total S.A. and subsidiaries at December 31, 2003, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in France. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 3 to the consolidated financial statements.

      As mentioned in Note 1 to the consolidated financial statements, the Company has adopted in 2003 the Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”.

Paris-La Défense and Neuilly-sur-Seine, France

February 19, 2004

Except for Note 32 which is as of June 2, 2004.

/s/ KPMG AUDIT	/s/ BARBIER FRINAULT & AUTRES

KPMG Audit	BARBIER FRINAULT & AUTRES

A division of KPMG S.A.	ERNST & YOUNG

TOTAL

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,

	2003	2002	2001

	Amounts in millions of euros(1)
Sales (Note 4 and Note 5)	104,652	102,540	105,318
Operating expenses (Note 19)	(86,905)	(86,622)	(87,760)
Depreciation, depletion and amortization of tangible assets (Note 4)	(4,977)	(5,792)	(4,781)

Operating income (Note 4)
Corporate	(209)	(210)	(252)
Business Segments	12,979	10,336	13,029

Total operating income	12,770	10,126	12,777
Interest expense, net (Note 20)	(232)	(195)	(184)
Dividend income on non-consolidated companies	152	170	159
Dividends paid on subsidiaries’ redeemable preferred shares (Note 14)	(5)	(10)	(19)
Other income/(expense), net (Note 21)	(1,060)	243	283
Provision for income taxes (Note 22)	(5,353)	(5,034)	(5,874)
Equity in income of affiliates (Note 8)	1,086	866	1,001

Income before amortization of acquisition goodwill and minority interests	7,358	6,166	8,143
Amortization of acquisition goodwill	(139)	(212)	(319)

Income before minority interests	7,219	5,954	7,824

Minority interests	(194)	(13)	(166)

Net income	7,025	5,941	7,658

Earnings per share (euros) (Note 1.Q)	11.06	8.92	11.05

(1)	Except for earnings per share.

The accompanying notes are an integral part of these consolidated financial statements.

TOTAL

CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2003	2002	2001

	Amounts in millions of euros
ASSETS
Non-current assets
Intangible assets, net (Note 6)	2,017	2,752	3,196
Property, plant and equipment, net (Note 7)	36,286	38,592	41,274
Equity affiliates: investments and loans (Note 8)	7,833	7,710	7,592
Other investments (Note 9)	1,162	1,221	1,536
Other non-current assets (Note 10)	3,152	3,735	3,042

Total non-current assets	50,450	54,010	56,640
Current assets
Inventories, net (Note 11)	6,137	6,515	6,622
Accounts receivable, net (Note 12)	12,357	13,087	13,497
Prepaid expenses and other current assets (Note 12)	4,779	5,243	7,263
Short-term investments	1,404	1,508	1,004
Cash and cash equivalents	4,836	4,966	3,574

Total current assets	29,513	31,319	31,960

Total assets	79,963	85,329	88,600

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity (Note 13)
Common shares (€ 10 par value; shares issued and outstanding: 2003-649,118,236; 2002-687,190,510; 2001-705,934,959)	6,491	6,872	7,059
Paid-in surplus and retained earnings	30,408	30,514	30,544
Cumulative translation adjustments	(3,268)	(830)	1,252
Treasury shares (2003-26,256,899; 2002-35,026,899; 2001-37,349,899)	(3,225)	(4,410)	(4,923)

Total shareholders’ equity	30,406	32,146	33,932
Subsidiaries’ redeemable preferred shares (Note 14)	396	477	567
Minority interests (Note 14)	664	724	898
Long-term liabilities
Deferred income taxes (Note 22)	5,443	6,390	6,521
Employee benefits (Note 15)	3,818	4,103	3,355
Other long-term liabilities (Note 16)	6,344	6,150	6,093

Total long-term liabilities	15,605	16,643	15,969
Long-term debt (Note 17)	9,783	10,157	11,165
Current liabilities
Accounts payable	10,304	10,236	10,034
Other creditors and accrued liabilities (Note 18)	8,970	9,850	12,470
Short-term borrowings and bank overdrafts (Note 17)	3,835	5,096	3,565

Total current liabilities	23,109	25,182	26,069

Total liabilities and shareholders’ equity	79,963	85,329	88,600

The accompanying notes are an integral part of these consolidated financial statements.

TOTAL

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,

	2003	2002	2001

	Amounts in millions of euros
Cash flow from operating activities
Income before minority interests	7,219	5,954	7,824
Depreciation, depletion and amortization (Note 4)	5,305	6,241	5,390
Long-term liabilities, valuation allowances and deferred taxes	(208)	(264)	1,153
Impact of coverage of pension benefit plans	(170)	—	(449)
Unsuccessful exploration costs	359	487	571
Losses/(gains) on sales of assets	182	(862)	(1,735)
Undistributed affiliates equity earnings	(603)	(479)	(709)
Other changes, net	21	(7)	(56)

Cash flow from operating activities before changes in working capital	12,105	11,070	11,989
Decrease/(increase) in operating assets and liabilities (Note 28)	382	(64)	314

Cash flow from operating activities	12,487	11,006	12,303

Cash flow used in investing activities
Intangible assets and property, plant and equipment additions	(6,365)	(6,942)	(7,517)
Exploration costs directly charged to expenses	(343)	(432)	(521)
Acquisitions of subsidiaries, net of cash acquired	(421)	(127)	(1,051)
Investments in equity affiliates and other securities	(123)	(298)	(539)
Increase in long-term loans	(476)	(858)	(938)

Total expenditures	(7,728)	(8,657)	(10,566)
Proceeds from sale of intangible assets and property, plant and equipment	315	290	409
Proceeds from sale of subsidiaries, net of cash sold	820	5	721
Proceeds from sale of non-current investments	218	1,346	4,634
Repayment of long-term loans	525	672	1,240

Total divestitures	1,878	2,313	7,004
(Increase)/decrease in short-term investments	116	(505)	(428)

Cash flow used in investing activities	(5,734)	(6,849)	(3,990)

Cash flow used in financing activities
Issuance/(repayment) of shares
Parent company’s shareholders	69	461	24
Purchase of treasury shares	(3,994)	(2,945)	(5,605)
Minority shareholders	76	32	12
Cash dividends paid
Parent-company’s shareholders	(2,571)	(2,514)	(2,278)
Minority shareholders	(124)	(100)	(151)
Net issuance/(repayment) of long-term debt (Note 28)	2,108	1,642	(185)
Increase/(decrease) in short-term borrowings and bank overdrafts	(2,153)	746	(1,330)
Other changes, net	(5)	(10)	(19)

Cash flow used in financing activities	(6,594)	(2,688)	(9,532)

Net increase/(decrease) in cash and cash equivalents	159	1,469	(1,219)
Impact of exchange rates and changes in reporting entity	(289)	(77)	193
Cash and cash equivalents at the beginning of the year	4,966	3,574	4,600

Cash and cash equivalents at year-end	4,836	4,966	3,574

The accompanying notes are an integral part of these consolidated financial statements.

TOTAL

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Paid-in
	Common shares issued		surplus and	Cumulative	Treasury shares
			Retained	translation			Shareholders’
	Number	Amount	earnings	adjustments	Number	Amount	equity

	Amounts in millions of euros except for share data
As of December 31, 2000	740,465,798	7,405	29,283	667	(36,582,129)	(4,954)	32,401
Cash dividend	—	—	(2,278)	—	—	—	(2,278)
Net income	—	—	7,658	—	—	—	7,658
Issuance of common shares (Note 13)	837,161	7	31	—	—	—	38
Purchase of treasury shares	—	—	—	—	(36,241,000)	(5,605)	(5,605)
Cancellation of purchased treasury shares (Note 13)	(35,368,000)	(353)	(5,270)	—	35,368,000	5,623	—
Translation adjustments	—	—	—	585	—	—	585
Gains on sales of assets (Note 2)	—	—	1,416	—	—	—	1,416
Other changes, net(1)	—	—	(296)	—	105,230	13	(283)

As of December 31, 2001	705,934,959	7,059	30,544	1,252	(37,349,899)	(4,923)	33,932
Cash dividend	—	—	(2,514)	—	—	—	(2,514)
Net income	—	—	5,941	—	—	—	5,941
Issuance of common shares (Note 13)	4,698,796	47	441	—	—	—	488
Purchase of treasury shares	—	—	—	—	(21,120,245)	(2,945)	(2,945)
Cancellation of purchased treasury shares (Note 13)	(23,443,245)	(234)	(3,224)	—	23,443,245	3,458	—
Translation adjustments	—	—	—	(2,082)	—	—	(2,082)
Other changes, net(1)	—	—	(674)	—	—	—	(674)

As of December 31, 2002	687,190,510	6,872	30,514	(830)	(35,026,899)	(4,410)	32,146
Cash dividend	—	—	(2,571)	—	—	—	(2,571)
Net income	—	—	7,025	—	—	—	7,025
Issuance of common shares (Note 13)	1,927,726	19	113	—	—	—	132
Purchase of treasury shares	—	—	—	—	(31,230,000)	(3,994)	(3,994)
Cancellation of purchased treasury shares (Note 13)	(40,000,000)	(400)	(4,779)	—	40,000,000	5,179	—
Translation adjustments	—	—	—	(2,438)	—	—	(2,438)
Other changes, net(1)	—	—	106	—	—	—	106

As of December 31, 2003	649,118,236	6,491	30,408	(3,268)	(26,256,899)	(3,225)	30,406

(1)	Mainly due to the impact of the “Minimum Liability Adjustment” (MLA) related to some employee benefits and to the effect as of January 1, 2003 of the adoption of FAS No. 143.

The accompanying notes are an integral part of these consolidated financial statements.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

1.   Accounting Policies

      The consolidated financial statements of TOTAL S.A. and its subsidiaries (together, the Company or Group) have been prepared in accordance with generally accepted accounting principles in France (French “GAAP”) and comply with the principles and methodology relative to consolidated financial statements, Regulation No. 99-02 approved by the decree dated June 22, 1999 of the French Accounting Regulations Committee.

      Furthermore, the Company applies the standards issued by the Financial Accounting Standards Board (“FASB”) which are compatible with the French Regulations and which contribute, in their current wording, to better reflect the assets and liabilities of the Company and improve comparability with the other oil majors, namely those from North America.

      The exceptions to the use of FASB standards (“FAS”) are presented in Note 3.

A)  Principles of consolidation

      The financial statements of the significant subsidiaries over which the Group directly or indirectly has exclusive control are consolidated. The Company’s interests in oil and gas ventures are proportionately consolidated. Investments in 20-50% owned companies are accounted for by the equity method.

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

(ii) Translation of financial statements denominated in foreign currencies

      All assets and liabilities of consolidated subsidiaries or equity affiliates denominated in foreign currencies are translated into euros on the basis of exchange rates at the end of the period. The consolidated statements of income and of cash flows are translated using the average exchange rates during the period. Foreign exchange differences resulting from such translation are recorded either in “Cumulative translation adjustments” (for the Company’s share) or in “Minority interests” as deemed appropriate.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

C)  Derivative instruments

(i)  Interest rate and foreign currency instruments

      The Company uses derivative instruments in order to manage its exposure to movements in interest rates and foreign exchange rates.

      Within its hedging policy, the Company enters into interest rate and foreign currency swap agreements. The differential between interest to be paid and interest to be received or premiums and discounts on these swaps is recognized as interest expense or interest income on a prorated basis over the life of the hedged item.

      The Company may also use futures, caps, floors, and options. Under hedge accounting, changes in the fair value of such contracts are recognized as interest expense or interest income in the same period as the gains and losses on the item being hedged. Similarly, for option contracts, premiums are recognized in the same period.

      Regardless of the type of instruments used to hedge against risks, the gain or loss generated by early termination of the instrument is spread over the residual life of the hedged instrument. An accrual is set up for any unrealized losses related to derivatives that do not comply with the criteria required for hedge accounting.

(ii) Commodities

      In connection with its international trading activities, the Company, like most other oil companies, uses derivative instruments to adjust its exposure to expected fluctuations in the prices of crude oil, refined products, natural gas and power. For that purpose, the Company uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets.

      All derivative energy-trading contracts are marked-to-market, and the related unrealized gains and losses are recorded in income. Changes in the market value of commodity hedges for inventories of petroleum products are accounted for as additions to or reductions in inventory.

D)  Intangible assets

      Acquisition goodwill, patents, trademarks and leasehold rights are amortized on a straight-line basis over 10 to 40 years depending on the useful life of the assets.

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

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

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

      Other property, plant and equipment are depreciated using the straight-line method over their estimated useful life, as follows:

Furniture, office equipment, machinery and tools	5-10 years
Transportation equipment	5-20 years
Storage tanks and related equipment	10-15 years
Specialized complex installations and pipelines	10-30 years
Buildings	10-50 years

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

      Impairment is determined for each autonomous group of assets by comparing its carrying value with the undiscounted future cash flow expected from it, based upon management’s expectation of future economic and operating conditions or, when the asset is to be sold, by comparison with its market value.

      The impairment calculated as the difference between the discounted cash flows or the market value and the carrying value of the related asset is recorded as an additional depreciation, depletion and amortization which permanently affects the carrying value.

G)  Other investments

      Investees over which the Company does not have the ability to exercise significant influence (generally less than 20% owned) or subsidiaries excluded from consolidation after consideration of their materiality to the Company’s operations are valued at acquisition cost less an allowance for impairment in value, primarily based on the underlying shareholders’ equity.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

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

      In the individual company financial statements or tax returns, when inventories are valued using the FIFO (First in-First out) method, cost of products sold must be adjusted through the above methods by use of either a reserve for crude oil price changes in the case of replacement cost or a LIFO adjustment. This reserve is deducted from the gross value of inventory under a specific heading.

Downstream (Refining — Marketing)

      Crude oil and refined products are globally defined as petroleum products. Refined products are made up principally of kerosene, diesel fuel, heating oil and motor gasoline and are produced by the Company’s refineries. The average life cycle of petroleum products is no longer than two months.

      Crude oil cost flows include raw material and receipt costs. Refining cost flows principally include the cost of crude oil, production (labor, depreciation of producing assets) and allocation of production overheads (taxes, maintenance, insurance). We do not include retained costs, initial tooling or other deferred start-up costs or general and administrative costs in the determination of the historical cost of refined products.

Chemicals

      Costs consist of the cost of materials, direct labor and an allocation of production overheads. We do not include retained costs, initial tooling or other deferred start-up costs or general and administrative costs in the determination of the cost of inventories of chemicals products.

I)   Short-term investments

      Short-term investments are valued at the lower of cost or market value.

J)  Sales and operating expenses

      Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts. Revenues from the production of crude oil and natural gas properties in which Total has an interest with the other producers are recognized on the basis of the Company’s net working interest (entitlement method).

      Revenues from gas transport are recognized when the services are rendered, based on the quantities transported measured according to procedures defined in each service contract.

      Revenues from sales of electricity, other downstream activities (sales of refined products) and sales of chemicals products are recorded upon transfer of title, according to the terms of the related contracts.

      Revenues from services are recognized when the services have been performed. Sales figures are presented after deduction of customs and excise duties on petroleum products. Oil and gas sales are inclusive of quantities delivered that represent production royalties and taxes. Crude oil and petroleum product trading activities are

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

recorded in Sales and Operating expenses when physical delivery takes place. Exchanges of crude oil and petroleum products within normal trading activities are excluded from sales.

K)  Research and development expenses

      Research and development costs are charged to expense as incurred.

L)  Asset retirement obligation

      The Company has adopted the Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (FAS No. 143), modifying the rules for accounting for asset retirement obligations. FAS No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosure. The liability is accounted for, on the basis of a reasonable estimate of its fair value, in the period in which a legal retirement obligation with determinate settlement dates appears.

      An entity is required to measure changes in the liability for an asset retirement obligation due to passage of time by applying a credit adjusted risk-free rate to the amount of the liability at the beginning of the period. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset.

      The cumulative effect of the change in accounting principle, which is accounted for in the Group’s shareholders’ equity at January 1, 2003, is detailed below:

Amount

Asset retirement obligations as of December 31, 2002	2,111
Asset retirement obligations FAS No. 143 as of January 1, 2003	(3,547)
Carrying amount of the associated fixed asset	1,009
Deferred income tax	479

Net effect (credit)	52

M) Other long-term liabilities

      The future losses related to risks which occurred during the current accounting period (litigations, legal and tax risks, environmental expenses other than asset retirement obligations, asset property, etc.) are recorded as contingency reserves when they are probable and their amount can be reasonably estimated.

      FAS No. 5, “Accounting for contingencies”, classifies risks that might result in a loss on three levels: probable, reasonably possible and remote. For the losses which are considered as “probable”, the amount of the contingency reserve corresponds to the best possible estimate.

N)  Deferred income taxes

      The Company uses the liability method whereby deferred income taxes are recorded based upon the temporary differences between the financial statement and tax basis of assets and liabilities. Deferred tax assets and liabilities must be revalued to reflect new tax rates in the periods rate changes are enacted. A deferred tax asset is recognized up to the expected recoverable amount.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      Taxes paid to Middle East producing countries are included in operating expenses for the portion which the Company held historically as concessions (Abu Dhabi-offshore and onshore, Dubai-offshore, Oman and Abu Al-Bu Khoosh).

O)  Employee benefits

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

      For funded pensions plans, the difference between accumulated funding and the actuarial liability is recorded in other non-current assets or other long-term liabilities, respectively.

P)  Treasury shares

      Treasury shares which have been recorded as long-term investments by the parent company or its subsidiaries in their individual accounts have been deducted from consolidated shareholders’ equity. Other treasury shares are presented in short-term investments in case they are allocated to market price regulation or for employee stock options.

Q)  Earnings per share

      Earnings per common share are calculated by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the period. Treasury shares deducted from consolidated shareholders’ equity are not considered outstanding for purposes of this calculation.

      The weighted-average number of diluted shares is calculated in accordance with the treasury stock method. The proceeds which would be recovered in the event of an exercise of options related to dilutive instruments are presumed to be a buyback of shares at market price as of the closing date of the period. The number of shares thereby obtained leads to a reduction in the total number of shares that would result from the exercise of options.

R)  Main accounting and financial indicators — information by business segment

      The financial information for each business segment is reported on the same basis that is used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the Group level and excluded from the business segment figures. The details of that information are presented in Note 4 to the financial statements.

      In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.

      Performance measures excluding special items such as operating income, net operating income and net income adjusted for special items, are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Operating income (measure used to evaluate operating performance)

      Operating income and expenses, including depreciation, depletion, and amortization and excluding the amortization of intangible assets and goodwill, translation adjustments, and gains or losses on the sale of assets.

Net operating income (measure used to evaluate the return on capital employed)

      Operating income after deducting the amortization of intangible assets and goodwill, translation adjustments, and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (such as dividends from non-consolidated companies, share in income of equity method affiliates, capitalized interest expenses), and after applicable income taxes. The income and expenses not included in net operating income which are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests).

Income adjusted for special items

      Operating income, net operating income, or net income excluding the effect of special items.

Capital employed

      Non-current assets and working capital requirements net of deferred taxes and long-term liabilities.

      Or:

      Long-term liabilities net of cash and cash equivalents and shareholders’ equity.

ROACE (Return On Average Capital Employed)

      Ratio of net operating income adjusted for special items to the average capital employed between the beginning and the end of the period.

Net debt

      Long-term debt, including short-term portion, short-term borrowings, bank overdrafts less cash and cash equivalents and short-term investments.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

2.   Changes in the Structure of the Company and Main Acquisitions and Divestitures

Year ended December 31, 2003

      On February 28, 2003, the Company finalized the sale of its Paints business, run by SigmaKalon, to Bain Capital. This sale has no material impact on the Group financial statements.

      The Group acquired a share of 50% in Samsung-Atofina Co. Ltd, in the petrochemical business in South Korea. The 349 M€ purchase price was financed through available cash. The purchase price approximates the fair value of the assets acquired.

Year ended December 31, 2002

      In October 2002, the Company concluded a memorandum of understanding with Bain Capital for the proposed disposal of its Paints Business, run by SigmaKalon. This sale operation, which was completed in February 2003, had no effect on the 2002 financial statements.

Year ended December 31, 2001

      In accordance with the pooling of interests method (Article 215 of Regulation No 99-02 of the French Accounting Regulations Committee) the gains from the sale of certain non-operating assets from PetroFina and Elf that occurred after December 31, 1999 and before December 31, 2001, are recorded in shareholders’ equity for the unrealized gain as of December 31, 1999 and as income for the gain after that date.

      The impact on the shareholders’ equity as of December 31, 2001 amounts to 1,416 M€ net of tax.

          South America — Midstream Gas and Electricity

      The Group acquired the shares of Gasandes Chile and Gasandes Argentina, owners of natural gas transportation networks in Chile and Argentina, and in the context of the Gener agreement, a 64% share in Central Puerto and a 70% share in Hidroneuquen. The 223 M€ and 373 M€ respective purchase prices were financed through available cash. The excess of the purchase prices over assets acquired were 102 M€ (Gasandes acquisition) and 65 M€ (Central Puerto and Hidroneuquen).

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

      In certain instances, French GAAP permits a variety of methods of applying accounting principles and in other instances it does not provide specific rules for the accounting for certain transactions. In order to minimize the number of reconciling items between net income and shareholders’ equity as determined under French and U.S. GAAP and to facilitate comparisons with other companies in the same industry, the Company has elected to

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

apply U.S. GAAP in all such circumstances. However there remain differences which are explained in the following section.

      These differences have been reflected in the financial information given in paragraph L below and mainly relate to the following items.

A)  Acquisitions

Petrofina Acquisition

      Under U.S. GAAP, the acquisition of PetroFina does not qualify as a pooling-of-interests and therefore would have been accounted for as a purchase.

      In that respect:

•	the portion of the purchase price corresponding to the public exchange offers would have been measured at the time the finalization of the transactions was announced, and

•	the fair value of PetroFina warrants would have been added to the purchase price.

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

Amount

Purchase price
Common shares issued
Initial contribution	4,510
Public Exchange Offers	6,559
PetroFina warrants	45
Acquisition costs	34

11,148

Allocation of purchase price
Current assets	3,703
Property, plant and equipment	7,105
Intangible assets	361
Goodwill	6,755
Liabilities assumed and other	(6,776)

11,148

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

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

Amount

Purchase price
Common shares issued
Public Exchange Offer — 1999	45,332
Squeeze-out — 2000	2,604
Acquisition costs	96

48,032

Allocation of purchase price
Assets held for sale	333
Equity investments	10,214
Property, plant and equipment	21,826
Goodwill	28,010
Liabilities assumed and other	(12,351)

48,032

      The main differences between the French and U.S. GAAP treatments of the acquisitions of PetroFina and Elf resulting from the purchase price allocation were as follows:

      A-1) Equity investees revaluations: Under French GAAP, equity investees held by PetroFina and Elf Aquitaine were maintained at their carrying value in the consolidated financial statements as prescribed by the French GAAP pooling of interests method. Under U.S. GAAP these investees were marked to market as part of the purchase price allocation. This line item primarily includes the difference between the fair market value and the carrying value of Sanofi-Synthelabo and Cepsa at the date of acquisition of Elf. For U.S. GAAP purposes, this difference has been amortized on a straight line basis over 30 years until December 31, 2001. U.S. GAAP adjustments to net income also include the impact of the sale of interest in these equity investees.

      A-2) Goodwill: This line item includes the non-allocated portion of the purchase price of Elf Aquitaine and PetroFina. Under the French GAAP pooling of interest method, no goodwill was recognized as a result of these acquisitions. Under U.S. GAAP, this goodwill was amortized on a straight line basis over 30 years until December 31, 2001.

      A-3) Property, plant and equipment revaluation: This line item represents the portion of the Elf Aquitaine and PetroFina purchase price that was allocated to fixed assets. It includes primarily upstream properties, plants and equipment for which fair market value was determined based on future cash flows generated by proved reserves and risk adjusted probable reserves.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

B)  Business Combinations — Goodwill and Other Intangible Assets

      Effective July 1, 2001, the Company adopted for U.S. GAAP reporting purposes FASB Statement No. 141, “Business Combinations”, (“FAS No. 141”) which requires that all business combinations be accounted for under the purchase method of accounting. FAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separate from goodwill.

      Effective January 1, 2002, the Company adopted for U.S. GAAP reporting purposes FASB Statement No. 142 “Goodwill and Other Intangible Assets” (“FAS No. 142”) for all acquired goodwill and intangible assets. Under FAS No. 142, goodwill is no longer amortized, but is tested for impairment on at least an annual basis. Intangible assets with indefinite lives are also no longer amortized, but instead are tested for impairment at least annually. Intangible assets with finite lives are amortized over their estimate useful life. Goodwill acquired after June 30, 2001 has been subject to non-amortization provisions since the acquisition date.

      Additionally, goodwill on equity method investments is no longer amortized since January 1, 2002; however it will continue to be tested for impairment in accordance with APB No. 18 “The Equity Method of Accounting for Investments in Common Stock”.

      The impairment test for goodwill involves a two-step process. Step one consists of a comparison of a reporting unit’s fair value to its carrying value. If the carrying value is greater than its fair value, then step two must also be completed. Step two requires a computation of the implied fair value of a reporting unit’s goodwill in comparison to the carrying amount of goodwill. Any excess of the carrying amount of goodwill over its implied fair value must be recorded as an impairment charge. FAS No. 142 requires the initial impairment test of goodwill and indefinite-lived intangibles to be performed as of January 1, 2002. The Company completed the impairment test for goodwill and determined that the reporting units’ fair value are in excess of the carrying amount. Accordingly, there was no impairment of goodwill upon adoption of FAS No. 142. In addition, the Company completed the annual goodwill impairment tests required by FAS No. 142 in the fourth quarters of 2002 and 2003. For all reporting units considered, the fair values calculated exceeded their carrying values. The Company performs its annual impairment review during the fourth quarter.

      There is no indefinite-lived intangible asset and all intangible assets other than goodwill are subject to amortization.

      The components of other intangible assets were as follows:

	As of December 31,

	2003	2002

Amortized intangible assets
Gross carrying amount	2,352	2,697
Accumulated amortization	(1,683)	(1,752)

Total other intangible assets, net	669	945

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2003 is as follows (net of accumulated amortization):

	As of				As of
	January 1, 2003	Acquisitions	Disposals(1)	Other(2)	December 31, 2003

Upstream	15,846	2	—	(227)	15,621
Downstream	11,551	26	—	(103)	11,474
Chemicals	5,796	8	(485)	(135)	5,184

Total	33,193	36	(485)	(465)	32,279

(1)	Related to the sale of the Paints business.

(2)	The caption “Other” mainly consists of the impact of the foreign currency translation of (155) M€ and the impact of adjustments related to the Elf acquisition of (253) M€.

     A reconciliation of reported net income and net income per share for prior periods to exclude amortization of goodwill follows.

For the year ended
December 31, 2001

Reported U.S. GAAP net income	5,271
Amortization of acquisition goodwill	1,660
Minority interests	3

Adjusted U.S. GAAP net income	6,934

Basic earnings per share
Reported U.S. GAAP net income	7.73
Amortization of acquisition goodwill	2.44

Adjusted U.S. GAAP net income	10.17

Diluted earnings per share
Reported U.S. GAAP net income	7.68
Amortization of acquisition goodwill	2.42

Adjusted U.S. GAAP net income	10.10

C)  Reserve for Crude Oil Price Changes

      The replacement cost method as defined and applied by the Company under French GAAP primarily aims at reflecting net income based on the most recent crude oil prices.

      Under this method, amounts charged to income for the monthly consumption of petroleum inventories (crude oil and refined products) are valued at the replacement cost of such inventories instead of a historical cost value computed month-by-month (FIFO or weighted average production cost). When replacement cost exceeds historical cost value (positive inventory effect), a reserve for crude oil price changes is charged against operating income.

      This reserve is deducted from the gross value of inventories in the balance sheet.

      However, when the inventory effect is negative (historical cost value exceeds replacement cost), the inventory reserve for crude oil price changes is reversed, thereby increasing operating income, but is limited to any existing cumulative positive inventory reserve.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      Therefore, under most circumstances the replacement cost method approximates the LIFO method. When there are significant inventory decreases, however, under the LIFO method, such decreases generally lead to increased operating profits as LIFO reserves from older layers are reversed into income whereas in the replacement cost method there are no such reserves to affect the income statement.

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

      Under U.S. GAAP (FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”) and except for securities classified as “held-to-maturity securities”, unrealized holding gains and losses for “trading” and “available-for-sale” securities should be included in income or reported as an adjustment to shareholders’ equity until realized, respectively.

      Furthermore, under French GAAP, previously recorded impairment charges on investment securities may be reversed if the conditions that existed at the date of impairment have changed. However, under U.S. GAAP, once a determination that an “other than temporary” impairment on available-for-sale securities has occurred, and the investment has been written down to its fair value through a realized loss charged to income, the recorded impairment cannot be reversed in future periods.

      The Company does not hold equity securities that would be categorized as trading.

      Gross realized gains and gross realized losses (determined on a FIFO basis) on sales of available-for-sale securities were:

	As of December 31,

	2003	2002	2001

Gross realized gains	58	343	69
Gross realized losses	(18)	(28)	—

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      The carrying amount of available-for-sale securities and their approximate fair value were as follows:

		Gross	Gross
		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

As of December 31, 2001	537	496	(16)	1,017
As of December 31, 2002	308	139	(56)	391
As of December 31, 2003	264	158	(7)	415

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

      FAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. Under FAS No. 123, companies may elect to continue to recognize stock-based employee compensation costs under the intrinsic value method described in APB No. 25 “Accounting for Stock Issued to Employees”, provided pro forma disclosures are presented of how net income and earnings per share would have been impacted by the fair value method. In December 2002, the Financial Accounting Standards Board issued Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“FAS No. 148”). This Statement amends FAS No. 123 to provide alternative methods of transition to FAS No. 123’s fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of FAS No. 123 to require prominent disclosure in the summary of significant account policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. FAS No. 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The Company has elected to continue to account for stock-based compensation based on the provisions of APB No. 25 for U.S. GAAP purposes. Compensation cost for share subscription plans, share purchase plans and capital increases reserved to employees, if any, is measured as the excess of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. The pro forma disclosures as if the Company adopted the cost recognition requirements under FAS No. 123 are presented in paragraph L below.

G)  Derivative Instruments and Hedging Activities

      On January 1, 2001, the Company adopted for U.S. GAAP reporting purposes FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No. 137, FAS No. 138 and FAS No. 149 (“FAS No. 133”). FAS No. 133 establishes new accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement requires that derivatives be recognized at fair value in the balance sheet and that changes in fair value be recognized either currently in earnings or deferred as a component of other comprehensive income, depending on the intended use of the derivative, its resulting designation and its effectiveness. If certain conditions are met, an entity may designate a derivative instrument as hedging the exposure to changes in the fair value of an asset or liability (Fair Value Hedge), the exposure to variability in expected future cash flows (Cash Flow Hedge) or the foreign currency exposure of a net investment in a foreign operation (Foreign Currency Hedge). For a derivative not designated as a hedging instrument, the changes in fair value are recognized in earnings in the period in which they occur.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

Financial derivatives

      Long-term interest and foreign currency swaps were contracted by the Company as part of the issuance of most debenture loans issued to finance the Upstream activity. A significant portion of long-term debentures are incurred or converted in U.S. dollars as the cash flows of the Upstream activity are mainly denominated in U.S. dollars. Depending on market conditions, debenture loans may be issued in euros or other European currencies at fixed rates which are immediately swapped into U.S. dollar floating rate debt. Management considers that the combination of these issue swaps with the corresponding debenture loans is economically equivalent to a synthetic floating rate debt denominated in U.S. dollars. However, FAS No. 133 requires separate accounting of the issue swaps and associated debt. As these long-term interest rate and foreign exchange swaps, which were entered into for hedging purposes, convert into a debt denominated in U.S. dollars, which is not the functional currency of the Company, they cannot be classified as hedges under FAS No. 133.

      Further, certain other financial derivatives used to manage cash activities and to hedge both foreign currency risk and interest rate risk that also qualify for hedge accounting under French GAAP are marked-to-market under FAS No. 133.

Commodities

      All derivatives on crude oil, refined products and natural gas related to the Company’s trading activities are marked-to-market with unrealized gains and losses included in the current results of operations. For these derivative instruments, there was no impact of adopting FAS No. 133 on the Company’s results of operations or its financial position.

      On June 27, 2003, the FASB issued FAS No. 133 Implementation Issue No. C20, “Scope Exceptions: Interpretation of the Meaning of Not Clearly and Closely Related in Paragraph 10(b) regarding Contracts with a Price Adjustment Feature” (“Implementation Issue No. C20”). This issue supersedes FAS No. 133 Implementation Issue No. C11, “Interpretation of Clearly and Closely Related in Contracts That Qualify for the Normal Purchases and Normal Sales Exception” (“Implementation Issue No. C11”) in applying guidance regarding when a price adjustment feature in a contract would not be an impediment to the contract qualifying for the normal purchases and normal sales scope exception. Under Implementation Issue No. C11, a price adjustment feature based on an ingredient or direct factor in the production of the item being purchased or sold under the contract would be considered to be clearly and closely related to the asset being sold or purchased. That issue does not permit the use of a broad market index to serve as a surrogate or proxy for an ingredient or direct factor. Under Implementation Issue No. C20, the application of the statement “not clearly and closely related to the asset being sold or purchased” should involve an analysis of both qualitative and quantitative considerations. The assessment of whether a contract qualifies for the normal purchases and normal sales scope exception must be performed only at the inception of the contract.

      After reviewing its portfolio of long-term commodity contracts, the Company has determined that most of these contracts would qualify, under Implementation Issue No. C20, for the normal purchases and normal sales exception set forth by FAS 133.

H)  Asset retirement obligation

      As mentioned in Note 1 paragraph L, the Group has adopted FAS No. 143. Under French GAAP, the cumulative effect of the change in accounting principle is accounted for in the retained earnings with no impact on net income. Under U.S. GAAP, the cumulative effect of the change in accounting principle is accounted for in the net income for a net amount of 52 M€.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

I)   Earnings Per Share

      The Company reports earnings per share (“EPS”) using the method described in Note 1.

      Under U.S. GAAP, the Company uses the average market price of the Company’s stock over the applicable earnings period to apply the treasury stock method for the calculation of diluted earnings per share.

      Under French GAAP, the Company uses market prices at the end of the applicable earnings period to apply the treasury stock method for the calculation of diluted earnings per share.

      Under U.S. GAAP (FAS No. 128, “Earnings per Share”), none of the treasury shares would have been considered as outstanding.

J)  EITF 02-3

      On October 25, 2002, the EITF reached a consensus on Issue 02-3, “Recognition and Reporting of Gains and Losses on Energy Trading Contracts under EITF Issues No. 98-10 and No. 00-17”, that changed the accounting for certain energy contracts. The main provisions of EITF 02-3 are as follows:

—	EITF 02-3 prohibits the use of mark-to-market accounting for any energy-related contracts that are not derivatives. This change applied immediately to new contracts executed after October 25, 2002 and applied to existing non-derivative energy-related contracts beginning January 1, 2003.

—	The task force reached a consensus that gains and losses on all derivative instruments within the scope of FAS No. 133 should be shown net in the income statement if the derivative instruments are held for trading purposes.

—	The FASB Staff indicated that, pending further consideration of this issue, an entity should not record unrealized gains or losses at the inception of derivative contracts unless the fair value of contracts is evidenced by observable market data.

      After reviewing its portfolio of activities, the company has determined that except for the change in the presentation of the statement of income (for U.S. GAAP reporting purposes only), the adoption of EITF 02-3 has no impact on the U.S. GAAP consolidated financial statements.

      A reconciliation of reported revenues and crude oil and product purchases for prior periods to comply with these requirements follows.

For the year ended
December 31, 2002

Reported U.S. GAAP sales and other income	102,540
Reclassification of sales and other income	(17,657)

Adjusted U.S. GAAP sales and other income	84,883

Reported U.S. GAAP crude oil and product purchases	68,753
Reclassification of crude oil and product purchases	(17,657)

Adjusted U.S. GAAP crude oil and product purchases	(51,096)

K)  Guarantors accounting

      The FASB Interpretation No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), was adopted on January 1, 2003. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee. The

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002.

      Detailed information on the guarantees is given in Note 24.

      The company has determined that the adoption of FIN 45 had no material impact on the U.S. GAAP consolidated financial statements.

L)  Conversion to U.S. GAAP

(i)  Net Income and Shareholders’ Equity

      The following is a summary of the adjustments to net income and shareholders’ equity for the years ended December 31, 2003, 2002 and 2001 which would be required if U.S. GAAP had been applied instead of French GAAP. These U.S. GAAP adjustments are presented net of the portion applicable to minority interests.

	Net income

	For the year ended December 31,

	2003	2002	2001

Amounts per accompanying consolidated financial statements	7,025	5,941	7,658
Equity investees revaluations (A-1)	(40)	(183)	268
Goodwill on consolidated companies (A-2)	(314)	(178)	(1,318)
Property, plant and equipment revaluation (A-3)	(378)	(388)	(356)
Other purchase accounting adjustments	(155)	(14)	52

Total acquisitions of Elf and Petrofina (A)	(887)	(763)	(1,354)
Business combinations: cancellation of goodwill amortization (B)	171	279	—
Reserve for crude oil price changes (C)	(252)	658	(1,379)
Treasury shares (D)	(3)	—	—
Equity securities (E)	—	(43)	(33)
Stock compensation (F)	(98)	(88)	(3)
Derivative instruments and hedging activities (G)	(294)	479	131
Asset retirement obligation (H)	52	—	—
Tax effect of U.S. GAAP adjustments	389	(199)	251

Amounts under U.S. GAAP	6,103	6,264	5,271

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

	Shareholders’ equity

	As of December 31,

	2003	2002	2001

Amounts per accompanying consolidated financial statements	30,406	32,146	33,932
Equity investees revaluations (A-1)	3,160	3,200	3,503
Goodwill on consolidated companies (A-2)	30,640	30,954	31,012
Property, plant and equipment revaluation (A-3)	4,040	4,439	4,827
Other purchase accounting adjustments	—	224	238

Total acquisitions of Elf and Petrofina (A)	37,840	38,817	39,580
Business combinations: cancellation of goodwill amortization (B)	450	279	—
Reserve for crude oil price changes (C)	1,575	1,827	1,169
Treasury shares (D)	(1,388)	(1,407)	(949)
Equity securities (E)	120	52	488
Derivative instruments and hedging activities (G)	316	610	131
Tax effect of U.S. GAAP adjustments	(2,746)	(3,212)	(3,088)
Cumulative translation adjustment of U.S. GAAP adjustments	(46)	(16)	(3)

Amounts under U.S. GAAP	66,527	69,096	71,260

      For more information on these adjustments, refer to the lettered subheadings in this note that correspond to the letter annotations appearing in parentheses following each of the line items above.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

(ii) U.S. GAAP Consolidated Statements of Income

      The consolidated statements of income for the years ended December 31 2003, 2002 and 2001 presented below have been restated to reflect the differences between U.S. GAAP and French GAAP discussed above.

	For the year ended December 31,

	2003	2002	2001(3)

Sales and other income	85,585	84,883	105,569

Total revenues	85,585	84,883	105,569

Crude oil and product purchases	49,891	51,096	72,228
Production, selling and administrative expenses	18,270	16,017	16,658
Depreciation, depletion and amortization	5,400	6,427	6,868
Exploration expenses	359	487	571
Dividends on subsidiaries’ redeemable preferred shares	5	10	19
Interest expense (income), net	183	195	184
Other financial expense (income), net(1)	154	(183)	120
Taxes	664	925	1,131

Total expenses	74,926	74,974	97,779
Earnings from equity interests and affiliates	1,286	1,104	1,011
Gains on sales of assets	(484)	679	2,060

Income before income taxes and minority interests	11,461	11,692	10,861

Income taxes	5,215	5,412	5,643

Income before minority interests	6,246	6,280	5,218

Minority interests	(195)	(16)	(173)

Income before cumulative effect of accounting change	6,051	6,264	5,045

Cumulative effect of accounting change, net of tax(2)	52	—	226

Net Income	6,103	6,264	5,271

Basic earnings per share
Income before cumulative effect of accounting change(2)	9.73	9.60	7.40
Cumulative effect of accounting change, net of tax(2)	0.08	—	0.33

Net earnings per share — basic	9.81	9.60	7.73

Diluted earnings per share
Income before cumulative effect of accounting change(2)	9.69	9.53	7.35
Cumulative effect of accounting change, net of tax(2)	0.08	—	0.33

Net earnings per share — diluted	9.77	9.53	7.68

(1)	Including dividends on subsidiaries’ redeemable preferred shares.

(2)	Accounting change is related to the adoption of FAS No. 143 and FAS No. 133 in 2003 and 2001, respectively.

(3)	Not restated of EITF 02-3 adjustments (see paragraph J).

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

     Breakdown between current and deferred tax is as follows:

	For the year ended December 31,

	2003	2002	2001

Current income taxes	(5,097)	(5,445)	(6,133)
Deferred income taxes	(118)	33	490

Total	(5,215)	(5,412)	(5,643)

      The components of deferred tax balances under U.S. GAAP as of December 31, 2003, 2002 and 2001 are as follows:

	For the year ended December 31,

	2003	2002	2001

Net operating losses and tax credit carryforwards	728	384	343
Employee benefits	976	1,121	932
Other temporarily non-deductible provisions	2,416	1,766	1,651

Gross deferred tax assets	4,120	3,271	2,926
Valuation allowance	(280)	(202)	(204)

Net deferred tax assets	3,840	3,069	2,722
Property, plant and equipment	(8,461)	(8,726)	(8,695)
Other temporary tax deductions	(1,872)	(2,049)	(2,478)

Gross deferred tax liability	(10,333)	(10,775)	(11,173)

Net deferred tax liabilities	(6,493)	(7,706)	(8,451)

      The analysis of tax items in the U.S. GAAP balance sheet is as follows:

	For the year ended December 31,

	2003	2002	2001

Long-term deferred tax assets	1,504	1,708	916
Current deferred tax assets	216	190	245
Deferred tax liabilities	(8,213)	(9,604)	(9,612)

Total	(6,493)	(7,706)	(8,451)

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      Shares used in computing earnings per share (number) are as follows:

	For the year ended December 31,

	2003	2002	2001

Shares outstanding, January 1	687,190,510	705,934,959	740,465,798
Issuance of common shares
Capital increases	—	1,392,607	—
Stock options and warrants conversion	417,822	674,556	254,773
Acquisition of Petrofina and Elf and subsequent related issuances (Note 13)	546,041	282,236	163,809
Treasury shares	(66,234,089)	(55,512,145)	(59,315,629)

Weighted average-number of shares — basic	621,920,284	652,772,213	681,568,751
Dilutive effect of stock plans and warrants	2,672,796	4,682,794	4,560,697

Weighted average-number of shares — diluted	624,593,080	657,455,007	686,129,448

Earnings per share — Pro Forma Disclosure

      Had compensation cost for the Company’s grants for stock-based compensation plans and transactions been determined consistent with FAS No. 123, the Company’s net income and net income per share would approximate the following pro forma amounts:

	For the year ended
	December 31

	2003	2002	2001

Net income, as reported	6,103	6,264	5,271
Deduct: Additional total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(131)	(93)	(55)

Pro forma net income	5,972	6,171	5,216

Earnings per share
Basic — as reported	9.81	9.60	7.73
Basic — pro forma	9.60	9.45	7.65
Diluted — as reported	9.77	9.53	7.68
Diluted — pro forma	9.56	9.39	7.60

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for those options granted in 2003, 2002 and 2001.

	2003	2002	2001

Risk-free interest rate (%)	3.6	4.1	4.5
Dividend yield (%)	3.2	2.3	2.0
Expected volatility (%)	26	29	28
Expected life (years)	2.0	2.0	3.5
Weighted-average fair value of options granted (€)	25.5	32.3	33.9

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

(iii) U.S. GAAP Summarized Consolidated Balance Sheets

      The consolidated balance sheets as of December 31, 2003, 2002 and 2001 presented below have been restated to reflect the differences between U.S. GAAP and French GAAP discussed above:

	As of December 31,

	2003	2002	2001

Assets
Current assets
Cash and cash equivalents	4,862	5,079	3,654
Accounts receivable	12,300	13,076	13,318
Inventories	7,693	8,356	7,822
Other current assets	4,774	5,243	7,263

Total currents assets	29,629	31,754	32,057
Property, plant and equipment, net(1)	40,330	43,031	46,101
Intangibles, net	32,948	34,138	34,443
Other non-current assets	17,244	15,950	15,995

Total assets	120,151	124,873	128,596

	As of December 31,

	2003	2002	2001

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	10,304	10,236	10,034
Other liabilities	13,036	14,945	16,034

Total current liabilities	23,340	25,181	26,068
Long-term liabilities
Long-term debt, net of current portion	10,883	9,533	10,860
Other long-term liabilities(2)	18,735	20,332	19,626

Total long-term liabilities	29,618	29,865	30,486
Minority interests	666	731	782
Shareholders’ equity
Common shares	6,491	6,872	7,059
Paid-in surplus	42,721	47,298	50,018
Retained earnings	26,047	22,464	18,723
Accumulated other comprehensive income	(4,119)	(1,721)	1,332
Treasury shares	(4,613)	(5,817)	(5,872)

Total shareholders’ equity	66,527	69,096	71,260

Total liabilities and shareholders’ equity	120,151	124,873	128,596

(1)	As of December 31, 2003, mineral rights included in the Group’s tangible fixed assets amounted to approximately 2 B€, net of accumulated depletion.

(2)	Including subsidiaries’ redeemable preferred shares.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

(iv) Comprehensive Income

      The Company applies for U.S. GAAP purposes FAS No. 130, “Reporting Comprehensive Income”, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. The Company discloses comprehensive income, which encompasses net income, foreign currency translation adjustments, unrealized gains or losses on the Company’s available for sale securities and the minimum pension liability adjustment, in the Consolidated Statements of Shareholders’ Equity.

					Accumulated
					other		Total
	Comprehensive	Common	Paid-in	Retained	comprehensive	Treasury	shareholders’
	income	shares	surplus	earnings	income	shares	equity

As of January 1, 2001		7,405	58,826	11,963	808	(5,647)	73,355
Net income(1)	5,271			5,271			5,271
Other comprehensive income net of tax
Unrealized foreign currency translation adjustments	679
Realized foreign currency translation adjustments	2
Unrealized gains on equity securities	157
Gains on equity securities included in net income	(23)
Minimum pension liability adjustment	(291)

Other comprehensive income	524				524		524

Comprehensive income	5,795

Cash dividend				(2,278)			(2,278)
Acquisitions of Elf and Petrofina		2	(349)	561			214
Other issuances of common shares		5	19				24
Transfers and exchanges between companies under common control				(5)			(5)
Stock compensation(1)				3			3
Treasury shares(1)		(353)	(8,478)	3,208		(225)	(5,848)

As of December 31, 2001		7,059	50,018	18,723	1,332	(5,872)	71,260

(1)	Stock compensation cost and elimination of gains on treasury shares are reflected in net income above.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

					Accumulated
					other		Total
	Comprehensive	Common	Paid-in	Retained	comprehensive	Treasury	shareholders’
	income	shares	surplus	earnings	income	shares	equity

As of January 1, 2002		7,059	50,018	18,723	1,332	(5,872)	71,260
Net income(1)	6,264			6,264			6,264
Other comprehensive income, net of tax
Unrealized foreign currency translation adjustments	(2,108)
Realized foreign currency translation adjustments	15
Unrealized losses on equity securities	(135)
Gains on equity securities included in net income	(208)
Minimum pension liability adjustment	(617)

Other comprehensive income	(3,053)				(3,053)		(3,053)

Comprehensive income	3,211

Cash dividend				(2,514)			(2,514)
Acquisitions of Elf and PetroFina		6	84	(63)			27
Other issuances of Common shares		41	420				461
Stock compensation(1)				88			88
Treasury shares(1)		(234)	(3,224)			55	(3,403)
Other				(34)			(34)

As of December 31, 2002		6,872	47,298	22,464	(1,721)	(5,817)	69,096

(1)	Stock compensation cost and elimination of gains on treasury shares are reflected in net income above.

					Accumulated
					other		Total
	Comprehensive	Common	Paid-in	Retained	comprehensive	Treasury	shareholders’
	income	shares	surplus	earnings	income	shares	equity

As of January 1, 2003		6,872	47,298	22,464	(1,721)	(5,817)	69,096
Net income(1)	6,103			6,103			6,103
Other comprehensive income, net of tax
Unrealized foreign currency translation adjustments	(2,399)
Realized foreign currency translation adjustments	(74)
Unrealized gains on equity securities	80
Gains on equity securities included in net income	(25)
Minimum pension liability adjustment	20

Other comprehensive income	(2,398)				(2,398)		(2,398)

Comprehensive income	3,705

Cash dividend				(2,571)			(2,571)
Issuances of common shares		19	202	(89)			132
Stock compensation(1)				98			98
Treasury shares(1)		(400)	(4,779)			1,204	(3,975)
Other				42			42

As of December 31, 2003		6,491	42,721	26,047	(4,119)	(4,613)	66,527

(1)	Stock compensation cost and elimination of gains on treasury shares are reflected in net income above.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

Disclosure of Accumulated Other Comprehensive Income Balances

      The components of other accumulated comprehensive income (loss) balances are as follows:

	As of December 31,

	2003			2002			2001

	Pre-tax	Tax Exp.	Net	Pre-tax	Tax Exp.	Net	Pre-tax	Tax Exp.	Net
	Amount	(Credit)	Amount	Amount	(Credit)	Amount	Amount	(Credit)	Amount

Net foreign currency translation adjustments	(3,314)	—	(3,314)	(841)	—	(841)	1,252	—	1,252
Net unrealized gain (loss)	163	(30)	133	95	(17)	78	516	(95)	421
Minimum pension liability adjustment	(1,393)	455	(938)	(1,417)	459	(958)	(487)	146	(341)

Accumulated other comprehensive (loss) income	(4,544)	425	(4,119)	(2,163)	442	(1,721)	1,281	51	1,332

(v)  Consolidated Statements of Cash Flows

      Under U.S. GAAP, unsuccessful exploration costs incurred during a period (i.e., directly charged to expense) would be presented within the operating section of the Statement of Cash Flows.

      Following this classification, cash flow from operating activities and cash flow used in investing activities would be as follows:

	For the year ended December 31,

	2003	2002	2001

Cash flow from operating activities
Under French GAAP	12,487	11,006	12,303
Exploration costs directly charged to expense	(343)	(432)	(521)

Under U.S. GAAP	12,144	10,574	11,782

Cash flow used in investing activities
Under French GAAP	(5,734)	(6,849)	(3,990)
Exploration costs directly charged to expense	343	432	521

Under U.S. GAAP	(5,391)	(6,417)	(3,469)

M)  Additional U.S. GAAP Information

(i)  Other U.S. GAAP Requirements

Related parties

      Under U.S. GAAP, information provided in Note 30.D would be presented on the face of the consolidated balance sheets and consolidated statements of income.

(ii) Disclosure of Certain Significant Risks and Uncertainties

Nature of operations

      The Company is an integrated oil and gas group and engages in all aspects of the petroleum industry including upstream and downstream operations and the trading of crude oil and petroleum products. The

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

Company is also a significant producer of chemicals products for industrial and consumer use (petrochemicals, intermediates, rubber-based products and specialty chemicals: resins, adhesives).

Estimates

      The preparation of financial statements in conformity with French GAAP and U.S. GAAP requires management to make a certain number of estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(iii) New U.S. Accounting Standard

Consolidation of Variable Interest Entities

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”). The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In December 2003, the FASB issued FIN No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

(i)	Special purpose entities (“SPEs”) created prior to February 1, 2003. The company must apply either the provisions of FIN 46 or adopt the provisions of FIN 46-R early for the period beginning January 1, 2004.

(ii)	Non-SPEs created prior to February 1, 2003. The company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

(iii)	All entities, regardless of whether a SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

      The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the company’s financial statements. The Company is currently evaluating the impact of adopting FIN 46-R applicable to variable interests created prior to February 1, 2003.

(iv) Additional information on impairments

      We provide below additional information with respect to the main impairment charges on tangible and intangible assets recorded by the Group under French GAAP.

2003

      There is no material impairment recorded in 2003.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

2002

      The Argentine impairments were triggered by the further deterioration of the economic recessive cycle that began in Argentina in 1998. As a result of this depressed environment and in particular due to the unilateral measures taken by the Argentine government that substantially reduced electricity prices pursuant to an emergency law enacted in 2002, management determined that the future prospects of certain assets were significantly adversely affected.

      As a consequence, the Group recorded an impairment charge in operating income of 431 M€ (229 M€ in net income) relating to an electricity-generating unit held by our subsidiary Central Puerto (64% group share) as part of our upstream segment. The fair value was determined using the risk-adjusted discounted future cash flows projected to be generated by the asset.

      An additional impairment charge of 69 M€ in operating income (81 M€ in net income) was recorded in the downstream business based on the difference between the carrying value of an LPG production and distribution unit held by Total Gas Argentina (100% group share) and the present value of the property’s projected future cash flows.

      While it is difficult to predict the eventual outcome of the economic and financial situation in Argentina, the Group believes that a further decline in the Argentine economy should not materially impact its financial condition and results of operations due to the limited contribution to the consolidated accounts of Argentina operations that are likely to be affected by the crisis.

      In the Chemicals segment, and following the 2002 Group decision to cease operations of the AZF Grande Paroisse fertilizer plant in Toulouse, an impairment charge of 90 M€ in operating income (58 M€ in net income) was recorded to adjust the carrying value of the plant’s tangible assets to their net realizable value.

2001

      All impairments recorded in 2001 were related to the Chemicals segment. During this period, petrochemical margins fell sharply as a result of expanded supply that outpaced weak U.S. and European demand. Management determined that the expected long-term and short-term margins of certain production units were substantially lower than planned and had to record net impairment charges ranging from 5 M€ to 37 M€ on twelve production units because the carrying value of these assets and allocated goodwill exceeded their projected future undiscounted cash flows. The material assets affected were our Mercaptan production unit in Houston (37 M€ impairment charge in net income) that was subject to recurring losses and faced significant competition from newcomers, our Sulfonyl and Vultac production unit in Riverview, Michigan (27 M€ impairment charge in net income) that lost several key customers as a result of a plant accident and our Rubber production unit in Cestari-Brazil (32 M€ impairment charge in net income) the future prospects, of which were substantially affected by the long-term decline in the Brazilian automotive sector. The fair values of each of these units were determined based on the present value of the projected cash flows generated by the assets discounted at a rate commensurate with the risk involved.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      The following table indicates the financial statement captions impacted by the impairment charges recorded under French GAAP as disclosed in Note 4.

	For the year ended
	December 31,

	2003	2002		2001

Depreciation, depletion and amortization of tangible assets	(17)	(659)		(50)
Amortization of goodwill	—	(53	)(1)	(141)
Other expense	—	(52)		(74)
Provision for income taxes	—	206		41
Minority interests	—	91		—

Net impact	(17)	(467)		(224)

(1)	Reversed under U.S. GAAP.

4.   Information by business segment

      The financial information for each business segment is reported on the same basis that is used internally. Segments are based on the information from the internal structure as it is defined for directing the policies of management and for measuring segment performance.

      The Company’s activities are conducted through three business segments: Upstream, Downstream, and Chemicals:

—	the Upstream segment includes, in addition to the exploration and production of hydrocarbons, the gas, power and other energies activities,

—	the Downstream segment includes trading and shipping activities along with refining and marketing activities,

—	the Chemicals segment involves Base Chemicals & Polymers, Intermediates & Performance Polymers and Specialties.

      The Corporate category includes the operating and financial activities of the holding companies as well as healthcare activities (Sanofi-Synthelabo).

      Operating profit and identifiable assets for each segment have been determined prior to the consolidation and inter-segment adjustments.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      Sales prices between business segments approximate market prices.

	For the year ended December 31, 2003
	(adjusted for special items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Statement of income
Non-Group sales	18,704	68,658	17,260	30	—	104,652
Intersegment sales	11,546	2,289	590	115	(14,540)	—

Total sales	30,250	70,947	17,850	145	(14,540)	104,652
Depreciation, depletion, and amortization of tangible assets	(3,289)	(880)	(756)	(35)	—	(4,960)
Operating income	10,476	1,970	558	(209)	—	12,795
Amortization of intangible assets	(22)	(98)	(151)	(22)	—	(293)
Equity in income (loss) of affiliates and other items in net operating income	265	109	(184)	529	—	719
Tax on net operating income	(5,460)	(521)	31	434	—	(5,516)

Net operating income	5,259	1,460	254	732	—	7,705
Net cost of net debt	—	—	—	—	—	(162)
Dividends on subsidiaries’ redeemable preferred shares and minority interests	—	—	—	—	—	(199)
Net income	—	—	—	—	—	7,344
ROACE as a percentage	29%	15%	4% (1)	—	—	19%
Total expenditures	5,302	1,235	1,115	76	—	7,728
Divestitures at sale price	428	466	891	93	—	1,878
Cash flow from operating activities	9,214	3,099	268	(94)	—	12,487
Balance sheet as of December 31, 2003
Property, plant, and equipment, net	23,443	6,750	5,867	226	—	36,286
Intangible assets, net	196	496	1,281	44	—	2,017
Investments in equity affiliates	1,564	1,057	545	3,703	—	6,869
Total non-current assets	27,104	9,586	8,482	5,278	—	50,450
Capital employed	16,777	9,064	8,702 (2)	4,301	—	38,844

(1)	Excluding amortization of goodwill for an amount of 107 M€.

(2)	After taking into account a 276 M€ pre-tax contingency reserve (civil liability) related to Toulouse-AZF plant explosion.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

	For the year ended December 31, 2002
	(adjusted for special items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Statement of income
Non-Group sales	16,225	66,984	19,317	14	—	102,540
Intersegment sales	11,525	2,002	355	117	(13,999)	—

Total sales	27,750	68,986	19,672	131	(13,999)	102,540
Depreciation, depletion, and amortization of tangible assets	(3,362)	(896)	(826)	(49)	—	(5,133)
Operating income	9,309	909	777	(210)	—	10,785
Amortization of intangible assets	(21)	(99)	(217)	(18)	—	(355)
Equity in income (loss) of affiliates and other items in net operating income	423	275	46	569	—	1,313
Tax on net operating income	(5,063)	(239)	(232)	429	—	(5,105)

Net operating income	4,648	846	374	770	—	6,638
Net cost from net debt	—	—	—	—	—	(196)
Dividends on subsidiaries’ redeemable preferred shares and minority interests	—	—	—	—	—	(182)
Net income	—	—	—	—	—	6,260
ROACE as a percentage	23%	8%	5% (1)	—	—	15%
Total expenditures	6,122	1,112	1,237	186	—	8,657
Divestitures at sale price	603	283	140	1,287	—	2,313
Cash flow from operating activities	7,721	1,447	1,053	785	—	11,006
Balance sheet as of December 31, 2002
Property, plant, and equipment, net	25,189	7,061	6,047	295	—	38,592
Intangible assets, net	264	473	1,940	75	—	2,752
Investments in equity affiliates	1,409	1,431	328	3,466	—	6,634
Total non-current assets	29,109	10,341	9,279	5,281	—	54,010
Capital employed	18,998	10,207	9,341 (2)	3,580	—	42,126

(1)	Excluding amortization of goodwill for an amount of 131 M€.

(2)	After taking into account a 995 M€ pre-tax contingency reserve (civil liability) related to Toulouse-AZF plant explosion.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

	For the year ended December 31, 2001
	(adjusted for special items)

	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Statement of income
Non-Group sales	14,365	71,373	19,560	20	—	105,318
Intersegment sales	12,572	1,912	406	95	(14,985)	—

Total sales	26,937	73,285	19,966	115	(14,985)	105,318
Depreciation, depletion, and amortization of tangible assets	(2,944)	(948)	(790)	(35)	—	(4,717)
Operating income	9,022	3,004	1,095	(252)	—	12,869
Amortization of intangible assets	(16)	(92)	(217)	(9)	—	(334)
Equity in income (loss) of affiliates and other items in net operating income	771	342	69	559	—	1,741
Tax on net operating income	(5,125)	(945)	(344)	231	—	(6,183)

Net operating income	4,652	2,309	603	529	—	8,093
Net cost of net debt	—	—	—	—	—	(366)
Dividends on subsidiaries’ redeemable preferred shares and minority interests	—	—	—	—	—	(209)
Net income	—	—	—	—	—	7,518
ROACE as a percentage	24%	21%	7% (1)	—	—	18%
Total expenditures	7,496	1,180	1,611	279	—	10,566
Divestitures at sale price	1,116	1,079	541	4,268	—	7,004
Cash flow from operating activities	8,085	4,374	1,261	(1,417)	—	12,303
Balance sheet as of December 31, 2001
Property, plant, and equipment, net	26,835	7,602	6,547	290	—	41,274
Intangible assets, net	390	538	2,243	25	—	3,196
Investments in equity affiliates	1,523	1,305	230	3,416	—	6,474
Total non-current assets	31,072	10,875	9,996	4,697	—	56,640
Capital employed	20,839	10,995	10,552 (2)	3,163	—	45,549

(1)	Excluding amortization of goodwill for an amount of 145 M€.

(2)	After taking into account a 941 M€ pre-tax contingency reserve related to Toulouse-AZF plant explosion.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

     The impact of special items on consolidated statement of income is detailed as follows:

	For the year ended December 31, 2003

			Consolidated
	Adjusted for		statement of
	special items	Special items	income

Sales	104,652	—	104,652
Operating expenses	(86,897)	(8)	(86,905)
Depreciation, depletion and amortization of tangible assets	(4,960)	(17)	(4,977)

Operating income
Corporate	(209)	—	(209)
Business Segments	13,004	(25)	12,979

Total operating income	12,795	(25)	12,770
Interest expense, net	(232)	—	(232)
Dividend income on non-consolidated companies	152	—	152
Dividends paid on subsidiaries’ redeemable preferred shares	(5)	—	(5)
Other income (expense), net	(670)	(390)	(1,060)
Provision for income taxes	(5,449)	96	(5,353)
Equity in income of affiliates	1,086	—	1,086

Income before amortization of acquisition goodwill and minority interests	7,677	(319)	7,358
Amortization of acquisition goodwill	(139)	—	(139)

Income before minority interests	7,538	(319)	7,219

Minority interests	(194)	—	(194)

Net income	7,344	(319)	7,025

      The information presented above reconciles with the consolidated financial statements as follows:

	For the year ended December 31, 2003

			Consolidated
	Analysis by	Special	financial
	segment	Items	statements

Depreciation, depletion and amortization of tangible assets	(4,960)	(17)	(4,977)
Provisions for depreciation of tangible assets (included in operating expenses)	(35)	—	(35)
Amortization of intangible assets	(154)	—	(154)
Amortization of acquisition goodwill	(139)	—	(139)

Depreciation, depletion, and amortization (cash flow statement)	(5,288)	(17)	(5,305)
Tax on net operating income	(5,516)	96	N/A
Tax resulting from net debt	67	—	N/A

Provision for income taxes	(5,449)	96	(5,353)

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      The impact of special items on consolidated statement of income is detailed as follows:

	For the year ended December 31, 2002

			Consolidated
	Adjusted for		statement of
	special items	Special items	income

Sales	102,540	—	102,540
Operating expenses	(86,622)	—	(86,622)
Depreciation, depletion and amortization of tangible assets	(5,133)	(659)	(5,792)

Operating income
Corporate	(210)	—	(210)
Business Segments	10,995	(659)	10,336

Total operating income	10,785	(659)	10,126
Interest expense, net	(195)	—	(195)
Dividend income on non-consolidated companies	170	—	170
Dividends paid on subsidiaries’ redeemable preferred shares	(10)	—	(10)
Other income (expense), net	(41)	284	243
Provision for income taxes	(4,971)	(63)	(5,034)
Equity in income of affiliates	866	—	866

Income before amortization of acquisition goodwill and minority interests	6,604	(438)	6,166
Amortization of acquisition goodwill	(172)	(40)	(212)

Income before minority interests	6,432	(478)	5,954

Minority interests	(172)	159	(13)

Net income	6,260	(319)	5,941

      The information presented above reconciles with the consolidated financial statements as follows:

	For the year ended December 31, 2002

			Consolidated
	Analysis by		financial
	segment	Special items	statements

Depreciation, depletion and amortization of tangible assets	(5,133)	(659)	(5,792)
Provisions for depreciation of tangible assets (included in operating expenses)	(53)	—	(53)
Amortization of intangible assets	(183)	(1)	(184)
Amortization of acquisition goodwill	(172)	(40)	(212)

Depreciation, depletion, and amortization (cash flow statement)	(5,541)	(700)	(6,241)
Tax on net operating income	(5,105)	(63)	N/A
Tax resulting from net debt	134	—	N/A

Provision for income taxes	(4,971)	(63)	(5,034)

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      The impact of special items on consolidated statement of income is detailed as follows:

	For the year ended December 31, 2001

			Consolidated
	Adjusted for		statement of
	special items	Special items	income

Sales	105,318	—	105,318
Operating expenses	(87,732)	(28)	(87,760)
Depreciation, depletion and amortization of tangible assets	(4,717)	(64)	(4,781)

Operating income
Corporate	(252)	—	(252)
Business Segments	13,121	(92)	13,029

Total operating income	12,869	(92)	12,777
Interest expense, net	(184)	—	(184)
Dividend income on non-consolidated companies	159	—	159
Dividends paid on subsidiaries’ redeemable preferred shares	(19)	—	(19)
Other income (expense), net	88	195	283
Provision for income taxes	(6,028)	154	(5,874)
Equity in income of affiliates	1,001	—	1,001

Income before amortization of acquisition goodwill and minority interests	7,886	257	8,143
Amortization of acquisition goodwill	(178)	(141)	(319)

Income before minority interests	7,708	116	7,824

Minority interests	(190)	24	(166)

Net income	7,518	140	7,658

      The information presented above reconciles with the consolidated financial statements as follows:

	For the year ended December 31, 2001

			Consolidated
	Analysis by		financial
	segment	Special Items	statements

Depreciation, depletion and amortization of tangible assets	(4,717)	(64)	(4,781)
Provisions for depreciation of tangible assets (included in operating expenses)	(132)	—	(132)
Amortization of intangible assets	(156)	(2)	(158)
Amortization of acquisition goodwill	(178)	(141)	(319)

Depreciation, depletion, and amortization (cash flow statement)	(5,183)	(207)	(5,390)
Tax on net operating income	(6,183)	154	N/A
Tax resulting from net debt	155	—	N/A

Provision for income taxes	(6,028)	154	(5,874)

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      Special items of income statement as defined in Note (1.R) are as follows:

Special items of operating income

	For the year ended December 31, 2003

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	—	(1)	—	(1)
Asset impairment charges	—	—	(17)	—	(17)
Other items	—	—	(7)	—	(7)

Total	—	—	(25)	—	(25)

	For the year ended December 31, 2002

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	(33)	4	—	(29)
Asset impairment charges	(461)	(69)	(129)	—	(659)
Other items	75	(34)	(12)	—	29

Total	(386)	(136)	(137)	—	(659)

	For the year ended December 31, 2001

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	(10)	(14)	—	(24)
Asset impairment charges	—	—	(50)	—	(50)
Other items	—	(18)	—	—	(18)

Total	—	(28)	(64)	—	(92)

Special items of net income

	For the year ended December 31, 2003

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	—	(144)	—	(144)
Asset impairment charges	—	—	(11)	—	(11)
Gains/(losses) on sales of assets	—	—	(8)	30	22
Toulouse-AZF plant explosion	—	—	—	—	—
Other items	—	—	(186)	—	(186)

Total			(349)	30	(319)

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

	For the year ended December 31, 2002

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	(21)	(137)	—	(158)
Asset impairment charges	(249)	(81)	(137)	—	(467)
Gains on sales of assets	—	—	—	626	626
Toulouse-AZF plant explosion	—	—	(61)	—	(61)
Other items	(202)	(28)	(16)	(13)	(259)

Total	(451)	(130)	(351)	613	(319)

	For the year ended December 31, 2001

	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	(107)	(119)	—	(226)
Asset impairment charges	—	—	(224)	—	(224)
Gains on sales of assets	89	17	141	1,153	1,400
Toulouse-AZF plant explosion	—	—	(597)	(3)	(600)
Other items	—	(42)	(136)	(32)	(210)

Total	89	(132)	(935)	1,118	140

5.   Information by Geographical Area

	For the year ended December 31, 2003

					Far East
		Rest of	North		and rest of
	France	Europe	America	Africa	the world	Total

Sales (excluding sales to other segments)	20,739	36,682	13,968	4,352	28,911	104,652
Intangible assets and property, plant, and equipment, net	4,987	14,288	3,676	7,108	8,244	38,303
Gross expenditures	1,160	1,645	580	2,012	2,331	7,728

	For the year ended December 31, 2002

					Far East
		Rest of	North		and rest of
	France	Europe	America	Africa	the world	Total

Sales (excluding sales to other segments)	20,649	35,531	12,013	4,240	30,107	102,540
Intangible assets and property, plant, and equipment, net	4,815	16,317	4,447	7,416	8,349	41,344
Gross expenditures	1,251	2,118	921	2,086	2,281	8,657

	For the year ended December 31, 2001

					Far East
		Rest of	North		and rest of
	France	Europe	America	Africa	the world	Total

Sales (excluding sales to other segments)	22,053	36,520	8,885	4,276	33,584	105,318
Intangible assets and property, plant, and equipment, net	4,798	16,639	5,144	8,409	9,480	44,470
Gross expenditures	1,415	2,524	1,178	2,094	3,355	10,566

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

6.   Intangible assets

	As of December 31,

	2003			2002

		Accumulated
	Cost	amortization	Net	Net

Goodwill	2,488	(1,140)	1,348	2,033
Other Intangibles	2,352	(1,683)	669	719

Total intangible assets(1)	4,840	(2,823)	2,017	2,752

(1)	As of December 31, 2002, aggregate cost and accumulated amortization amounted to 5,858 M€ and 3,106 M€, respectively.

7.   Property, plant and equipment

	As of December 31,

	2003			2002

		Accumulated
	Cost	amortization	Net	Net

Upstream properties
Proved properties	53,673	(33,914)	19,759	21,408
Unproved properties	691	(407)	284	324
Work in-progress	2,926	(41)	2,885	2,888

Total upstream properties	57,290	(34,362)	22,928	24,620

Other Property, Plant, and Equipment
Land and preparation cost	1,534	(263)	1,271	1,280
Machinery, plant, and equipment (including transportation equipment)	20,377	(14,397)	5,980	6,639
Buildings	5,998	(3,543)	2,455	2,502
Construction in progress	1,401	—	1,401	1,113
Other	7,219	(4,968)	2,251	2,438

Total other property, plant, and equipment	36,529	(23,171)	13,358	13,972

Total property, plant, and equipment(1)	93,819	(57,533)	36,286	38,592

(1)	As of December 31, 2002 aggregate cost and accumulated depreciation, depletion and amortization amounted to 97,592 M€ and 59,000 M€, respectively.

     Property, plant and equipment presented below include the following amounts for facilities and equipment leases that have been capitalized:

	As of December 31,

	2003			2002

		Accumulated
	Cost	amortization	Net	Net

Machinery, plant, and equipment	533	(155)	378	329
Buildings	35	(21)	14	34
Construction in progress	—	—	—	22

Total	568	(176)	392	385

      Amortization expense of capital lease assets amounted to 40 M€ in 2003, 29 M€ in 2002 and 34 M€ in 2001.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

8.   Equity affiliates: investments and loans

	As of December 31,				For the year ended December 31,

	2003	2002	2003	2002	2003	2002	2001

					Equity in	Equity in	Equity in
			Equity	Equity	Income/	Income/	Income/
	% owned	% owned	value	value	(loss)	(loss)	(loss)

Sanofi Synthelabo	25.63%	25.08%	3,703	3,465	478	412	426
Cepsa	45.28%	45.28%	1,462	1,295	269	200	190
Cogema	—	—	—	—	—	—	30
NLNG	15.00%	15.00%	417	343	146	59	81
Qatargas	10.00%	10.00%	121	138	42	45	44
Ocensa	15.20%	15.20%	67	95	—	—	—
CFMH	45.00%	45.00%	128	118	33	37	40
Gas Invest SA	27.23%	27.23%	105	120	—	(2)	10
Gasoducto Gasandes (Argentina) SA	56.50%	56.50%	117	77	—	7	3
Piedra del Aguila	41.30%	41.30%	13	52	(33)	(20)	—
Humber Power Ltd.	40.00%	40.00%	20	20	13	18	19
Gisco.	10.00%	10.00%	25	45	5	25	23
Abu Dhabi Gas Ind. Ltd.	15.00%	15.00%	50	61	—	—	—
Total Tractebel Emirates Power Company	50.00%	50.00%	61	63	4	2	3
Gasoducto Gasandes (Chile)	56.50%	56.50%	34	35	—	(1)	—
Qatar Petrochemical Company Ltd.	20.00%	20.00%	104	125	22	—	—
Other			442	582	107	84	132

Total			6,869	6,634	1,086	866	1,001
Loans to equity affiliates			964	1,076

Total investments and loans			7,833	7,710

      The Group’s share in Cepsa’s and Sanofi-Synthelabo’s market value amounted to 3,378 M€ and 10,234 M€ as of December 31, 2003, respectively.

      CEPSA condensed consolidated balance sheet as of December 31, 2003

Fixed assets	3,815
Current assets	2,402

Total	6,217

Shareholders’ equity	2,899
Long-term debt and other long-term liabilities	1,718
Short-term debt and other short-term liabilities	1,600

Total	6,217

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      SANOFI-SYNTHELABO condensed consolidated balance sheet as of December 31, 2003

Fixed assets	2,712
Current assets	7,037

Total	9,749

Shareholders’ equity	6,323
Minority interest	18
Long-term debt and other long-term liabilities	807
Short-term debt and other short-term liabilities	2,601

Total	9,749

      During 2003, the Group’s ownership interests in Sanofi-Synthelabo, held via its subsidiaries Elf Aquitaine and VGF, decreased from 25.08% at December 31, 2002 to 24.35% at December 31, 2003. Taking into account the share repurchases conducted by Sanofi-Synthelabo in 2003, the Group’s ownership interests were 25.63% at December 31, 2003.

9.   Other investments

	As of December 31,

	2003			2002

		Valuation
	Cost	allowance	Net	Net

Publicly-traded equity securities
BNP-Paribas	65	—	65	65
Santander Central Hispano (SCH)	93	—	93	93
Areva	69	—	69	69
Other	80	(1)	79	122

Total publicly-traded equity securities	307	(1)	306	349

Market value of publicly-traded equity securities			406	377
Other equity securities
BBPP	83	—	83	75
Wepec	52	—	52	52
Oman LNG LLC	6	—	6	8
BTC Limited	61	—	61	25
Other	1,487	(833)	654	712

Total other equity securities(1)	1,689	(833)	856	872

Total other investments(2)	1,996	(834)	1,162	1,221

(1)	Investments in subsidiaries excluded from consolidation after considering their materiality to the Company’s operations account for 471 M€ and 396 M€ as of December 31, 2003 and 2002, respectively.

(2)	As of December 31, 2002 the aggregate cost of other investments and valuation allowances amounted to 2,065 M€ and 844 M€, respectively.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

10. Other non-current assets

	As of December 31,

	2003			2002

		Valuation
	Cost	allowance	Net	Net

Deferred income tax assets	1,504	—	1,504	1,709
Loans and advances(1)	1,326	(500)	826	1,117
Other	822	—	822	909

Total(2)	3,652	(500)	3,152	3,735

(1)	Excluding loans to equity affiliates (Note 8).

(2)	As of December 31, 2002, the aggregate cost of other investments and valuation allowances of other non-current assets amounted to 4,446 M€ and 711 M€, respectively.

11. Inventories

	As of December 31,

	2003	2002

Crude oil and natural gas	1,916	2,060
Refined products and products in process	3,049	3,059
Chemical products	2,193	2,730
Supplies and other inventories	535	507

Total under FIFO (First in First out) method	7,693	8,356
Reserve for crude oil price changes and for LIFO adjustment	(1,556)	(1,841)

Inventories, net	6,137	6,515

12. Accounts receivable, prepaid expenses and other current assets

	As of December 31,

	2003			2002

		Valuation
	Cost	allowance	Net	Net

Accounts receivable(1)	12,875	(518)	12,357	13,087

Prepaid expenses and other current assets
Other receivables	1,164	—	1,164	1,405
Recoverable taxes	1,515	—	1,515	1,126
Deferred tax assets, short-term	216	—	216	190
Prepaid expenses	453	—	453	471
Other current assets	1,473	(42)	1,431	2,051

Total	4,821	(42)	4,779	5,243

(1)	As of December 31, 2002, the aggregate cost and valuation allowances of accounts receivable amounted to 13,642 M€ and 555 M€, respectively.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

13. Shareholders’ equity

Common Shares

Description

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

Number of
Common shares

Authorized Capital
As of December 31, 2000	1,172,286,506
Decrease in authorized shares	(44,016,970)

As of December 31, 2001	1,128,269,536
Decrease in authorized shares	(5,411,821)

As of December 31, 2002	1,122,857,715
Decrease in authorized shares	(43,290,366)

As of December 31, 2003	1,079,567,349

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

Number of Total
Common Shares

Shares issued and outstanding
As of January 1, 2001	740,465,798
Shares issued in connection with:
Exercise of share subscription options	506,249
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	327,617
Conversion of PetroFina U.S. warrants	3,295
Cancellation of shares(1)	(35,368,000)

As of December 31, 2001	705,934,959
Shares issued in connection with:
Capital increase reserved for employees	2,785,214
Exercise of share subscription options	447,181
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	564,471
Conversion of PetroFina U.S. warrants	901,930
Cancellation of shares(2)	(23,443,245)

As of December 31, 2002	687,190,510

Shares issued in connection with:
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	1,092,082
Conversion of PetroFina U.S. warrants	835,644
Cancellation of shares(3)	(40,000,000)

As of December 31, 2003(4)	649,118,236

(1)	Decided by the Board of Directors on November 20, 2001.

(2)	Decided by the Board of Directors on November 19, 2002.

(3)	Decided by the Board of Directors on July 16, 2003 and November 6, 2003.

(4)	Including 26,256,899 treasury shares deducted from shareholders’ equity.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

     The variation of the weighted-average number of diluted shares used in the calculation of earnings per share is detailed as follows:

	For the year ended December 31,

	2003	2002	2001

Number of shares as of January 1	687,190,150	705,934,959	740,465,798
Number of shares issued during the year (pro rated)
Capital increase reserved for employees	—	1,392,607	—
Exercise of share subscription options	—	223,591	253,125
Exchange guarantee offered to the beneficiaries of Elf Aquitaine	546,041	282,236	163,809
Conversion of PetroFina U.S. warrants	417,822	450,965	1,648
Total shares held by subsidiaries and deducted from shareholders’ equity	(55,256,066)	(45,083,376)	(52,076,076)

Weighted-average number of shares	632,898,307	663,200,982	688,808,304
Dilutive effect
Share subscription options	282,777	—	282,269
Shares issued per exercise of exchange guarantee offered to Elf Aquitaine share subscription options holders	1,945,801	2,564,295	3,476,777
PetroFina U.S. warrants	—	302,705	612,935

Weighted-average number of diluted shares	635,126,885	666,067,982	693,180,285

      The earnings per share of the Group before and after the dilutive effect is detailed as follows:

Earnings on weighted-average number of shares	11.10	8.96	11.12
Earnings on weighted-average number of diluted shares	11.06	8.92	11.05

Capital increase reserved for company employees

      At the Ordinary and Extraordinary Shareholders’ Meeting held on May 7, 2002, the shareholders authorized, for a maximum five-year period, the Board of Directors to increase the capital of the Company by an amount not exceeding 3% of the share capital at the date of issue of the new shares, reserving subscriptions to such increase for company employees.

      Pursuant to this authorization, the Board of Directors, during its November 6, 2003 meeting, implemented a first capital increase reserved for employees within the limit of 6.0 million shares at a price of 107.9 euros. These shares were entitled to the dividends paid for the 2003 fiscal year. The subscription period will run from March 22, 2004 to April 9, 2004.

Share cancellation

      Pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 7, 2002 authorizing reduction of capital by cancellation of shares held by the company within the limit of 10% of the outstanding capital every 24 months, the Board of Directors decided on July 16, 2003 to cancel 9,900,000 shares at an average price of 127.71 euros per share. Then on November 6, 2003, the Board of Directors decided to cancel 30,100,000 shares at an average price of 130.07 euros per share, with effect on November 21, 2003.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

Shares held by the parent company, TOTAL S.A.

      As of December 31, 2003, TOTAL S.A. held 12,029,288 of its own shares, representing 1.85% of its share capital, detailed as follows:

—	10,349,288 shares allocated to covering share purchase option plans for Company employees; these shares are recorded as short-term investments and maintained within the total assets;

—	1,680,000 shares purchased on November and December 2003 pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 6, 2003 and that are deducted from the consolidated shareholders’ equity.

Shares held by the subsidiaries

      As of December 31, 2003, TOTAL S.A. held indirectly through its subsidiaries 25,082,817 of its own shares, representing 3.86% of its share capital, detailed as follows:

—	505,918 shares held by a consolidated subsidiary, Total Nucléaire, indirectly controlled by TOTAL S.A. These shares were initially acquired in order to realize short-term cash investments and are recorded in short-term investments in the consolidated financial statements;

—	24,576,899 shares held by subsidiaries of Elf Aquitaine, Financière Valorgest, Sogapar and Fingestval (according to the agreement entered into on September 12, 1999 between TotalFina and Elf Aquitaine, Elf Aquitaine committed on behalf of these subsidiaries to tender to the public exchange offer initiated by TotalFina the 3,798,000, 702,000 and 12,315,760 Elf Aquitaine shares respectively owned by these subsidiaries at that date; consequently, these subsidiaries received respectively 5,550,926, 1,026,000 and 17,999,973 TOTAL shares). These shares were deducted from the consolidated shareholders’ equity.

TOTAL U.S. warrants

      TOTAL U.S. warrants, which gave right to the purchase of one American Depositary Share of TOTAL at a price of $46.94 per ADS, expired on August 5, 2003.

      Out of the 3,589,419 TOTAL warrants issued, 3,491,776 warrants were exercised. At the expiration date, the 97,643 unexercised warrants became null and void.

      During the year 2003, 835,644 TOTAL shares were created following the exercise of 1,671,288 TOTAL warrants.

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

      As of December 31, 2003 paid-in surplus amounted to 40,214 M€.

Reserves

      Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the capital par value. This reserve cannot be distributed to the shareholders other than in liquidation but can be used to offset losses.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of 573 M€ as of December 31, 2003.

14. Minority interests and subsidiaries’ redeemable preferred shares

(i)  Change to minority interests

	As of
	December 31,

	2003	2002

Balance at beginning of the year	724	898
Net income	194	13
Cash dividend	(124)	(100)
Translation adjustments	(68)	(61)
Other changes, net(1)	(62)	(26)

Balance at year end	664	724

(1)	Mainly due to sale of the Paints Business in 2003 and to the purchase of minority interests of PetroFina and Selyak in 2002.

(ii) Subsidiaries’ redeemable preferred shares

      These non-voting shares were issued by three North American subsidiaries:

—	TOTAL American Holding, Inc. (TAH), (USA).

—	TOTAL Energy Resources Finance, Inc. (TERFIN), (USA).

—	TOTAL Energy Capital, Inc. (TECI), (USA).

      TERFIN, TECI, and TAH, wholly-owned subsidiaries of Total America Inc. (a wholly owned subsidiary), have been established for the purpose of issuing $500 M of Auction Preferred Stock (APS). Proceeds from the issuance of APS were loaned to Total America Inc. and certain of its subsidiaries (the borrowing subsidiaries).

      The shares of APS are adjustable rate securities with dividend rates set at auction every 49 days except for TAH who has the option of altering the dividend period. Dividends are cumulative from the date of issue and are payable every 49 days in arrears. The effective dividend rates of the APS were 1.3% in 2003 and 1.8% in 2002, respectively.

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

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

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

      The balances at the end of periods were as follows:

	As of December 31,

	2003		2002

	M$	M€	M$	M€

TERFIN	100	79	100	95
TECI	150	119	150	143
TAH	250	198	250	239

Total		396		477

      Changes in subsidiaries’ redeemable preferred shares:

As of December 31, 2001	567
Foreign currency translation effect	(90)

As of December 31, 2002	477

Foreign currency translation effect	(81)

As of December 31, 2003	396

      The total amount paid in respect of these redeemable preferred shares progressively decreased over the years as a result of a partial or full repayment of the blocks previously issued (19 M€ in 2001, 10 M€ in 2002 and 5 M€ in 2003).

15. Employee benefits

	As of
	December 31,

	2003	2002

Pension benefits	2,864	3,107
Other benefits	557	602
Restructuring reserves	397	394

Total	3,818	4,103

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

Pension benefits and other benefits

	Pension benefits			Other benefits

	2003		2002	2003	2002

Change in benefit obligation
Benefit obligation at beginning of year	7,947		7,347	678	617
Service cost	143		153	12	11
Interest cost	404		423	36	43
Curtailments	(18)		(39)	(3)	—
Settlements	(68)		(2)	(3)	—
Special termination benefits	21		5	—	—
Plan participants’ contributions	12		16	—	—
Benefits paid	(392)		(392)	(31)	(37)
Plan amendments	7		12	(100)	9
Actuarial (gain)/loss	151		548	58	94
Foreign currency translation and other	(410	)(2)	(124)	(65)	(59)

Benefit obligation at end of year	7,797		7,947	582	678
Change in fair value of Plan Assets at end of year
Fair value of plan assets at beginning of year	(4,786)		(5,517)	—	—
Actual return on plan assets	(469)		473	—	—
Settlements	35		1	—	—
Plan participants’ contributions	(12)		(16)	—	—
Company contributions	(337	)(3)	(141)	—	—
Benefits paid	289		302	—	—
Foreign currency translation and other	254	(2)	112	—	—

Fair value of plan assets at end of year	(5,026)		(4,786)	—	—
Unfunded status	2,771		3,161	582	678
Unrecognized transition asset/(obligation)	10		18	(7)	(7)
Unrecognized prior service cost	(68)		(74)	93	14
Unrecognized actuarial gains/(losses)	(1,897)		(2,225)	(111)	(83)
Minimum Liability Adjustment (MLA)(1)	1,316		1,412	—	—

Net amount recognized	2,132		2,292	557	602

Accrued benefit cost	2,864		3,107	557	602
Prepaid benefit cost	(732)		(815)	—	—

(1)	Adjustment according to U.S. GAAP, equal to the excess of the Accumulated Benefit Obligation over fair value of plan assets.

(2)	In 2003, the change in foreign currency translation and other includes the sale of the Paints Business which amounts to (257) M€ of Projected Benefit Obligation and 150 M€ of fair value of plan assets.

(3)	The Group covered at the end of 2003 certain employee pension benefit plans through insurance companies for an amount of 239 M€.

     The Accumulated Benefit Obligation for all benefit plans was 7,169 M€ and 7,170 M€ as of December, 31 2003 and 2002 respectively.

      The Group expects to contribute 104 M€ to its pension plans in 2004.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      The allocation of plan assets is as follows:

	As of December 31,

	2003	2002

Equities	47%	50%
Debt securities	49%	45%
Real estate	2%	2%
Other	2%	3%

      The weighted average assumptions used to determine benefit obligations were as follows:

	Pension benefits			Other benefits

	For the year ended			For the year ended
	December 31,			December 31,

	2003	2002	2001	2003	2002	2001

Discount rate	5.41%	5.64%	5.91%	5.83%	6.07%	6.41%
Average expected rate of salary increase	3.74%	3.81%	3.74%	—	—	—
Expected rate of healthcare inflation
Initial	—	—	—	6.37%	7.85%	5.71%
Ultimate	—	—	—	3.83%	4.17%	3.88%

Components of net periodic benefit cost

	For the year ended December 31,

	Pension benefits			Other benefits

	2003	2002	2001	2003	2002	2001

Service cost	143	153	136	12	11	10
Interest cost	404	423	383	36	43	37
Expected return on plan assets	(307)	(421)	(387)	—	—	—
Amortization of transition obligation (asset)	(5)	(4)	(9)	1	1	5
Amortization of prior service cost	34	14	71	(5)	(4)	(3)
Amortization of actuarial losses (gains)	105	33	(4)	6	(1)	—
Curtailment	(7)	(35)	—	(7)	—	—
Settlement	(9)	(1)	(29)	(2)	—	(6)
Special termination benefits	21	5	43	—	—	—

Net periodic benefit cost	379	167	204	41	50	43

      The weighted average assumptions used to determine net periodic benefit cost were as follows:

	Pension benefits			Other benefits

	Year ended December 31,			Year ended December 31,

	2003	2002	2001	2003	2002	2001

Discount rate	5.64%	5.91%	5.82%	6.07%	6.41%	5.94%
Average expected rate of salary increase	3.81%	3.74%	3.51%	—	—	—
Rate of return on plan assets	6.99%	7.45%	7.38%	—	—	—
Expected rate of healthcare inflation
Initial	—	—	—	7.85%	5.71%	4.55%
Ultimate	—	—	—	4.17%	3.88%	5.27%

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      The assumptions for changes in healthcare costs have a significant impact on the valuations of commitments for coverage of medical expenses. A positive or negative change of one-percentage-point in the healthcare inflation rate would have approximately the following impact:

	1% point	1% point
	increase	decrease

Effect on benefit obligation	59	(51)
Effect on total of service and interest cost components	5	(4)

      The pension plans for which the accumulated benefit obligation is higher than the fair value of plan assets are detailed as follows as of December 31:

	As of December 31,

	2003	2002

Accumulated Benefit Obligation	5,368	5,587
Projected Benefit Obligation	5,699	6,437
Fair value of plan assets	(2,988)	(3,324)

Restructuring provisions

      The Group covered at the end of 2003 a portion of a voluntary early retirement program through insurance companies for an amount of 24 M€.

16. Other long-term liabilities

	As of December 31,

	2003	2002

Litigation and accrued penalty claims	489	318
Major refinery turnarounds	341	381
Environmental contingencies	500	537
Asset retirement obligations	3,112	2,111
Other long-term liabilities	1,622	2,530
Deposits received	280	273

Total	6,344	6,150

      The other long-term liabilities include namely:

—	the contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for an amount of 276 M€ as of December 31, 2003,

—	provisions related to restructuring of activities in the Chemicals segment for an amount of 289 M€ as of December 31, 2003.

      The variation of the other long-term liabilities is as follows:

As of January 1,			Foreign currency		As of December 31,
2003	Allowances	Reversals	translation effect	Other	2003

6,150	1,229	(1,858)	(607)	1,430	6,344

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      The allowances of the period include notably:

—	major refinery turnarounds for 166 M€,

—	an allowance of 155 M€ for litigation reserves, following investigations of the European Commission into alleged anticompetitive practices involving certain products sold by Atofina or its subsidiaries,

—	provisions for restructuring and social plans for 151 M€,

—	various litigation reserves for 90 M€.

      The principal reversals of the period are linked to the incurred expenses and include notably:

—	the contingency reserve related to the Toulouse-AZF plant explosion (civil liability), for an amount of 719 M€,

—	major refinery turnarounds for 196 M€,

—	provisions for restructuring and social plans for 134 M€.

      The “Other” heading principally includes the effect of the application of FASB No. 143 on asset retirement obligation for 1,436 M€.

      The variation of the asset retirement obligation is as follows:

						Foreign
As of		As of			Spending on	currency	As of
December 31,	Transition	January 1,		New	existing	translation	December 31,
2002	effect	2003	Accretion	obligations	obligations	effect	2003

2,111	1,436	3,547	121	39	(154)	(441)	3,112

17. Debt

A)  Long-term Debt

	As of December 31,

	2003			2002

	Secured	Unsecured	Total	Secured	Unsecured	Total

Debenture loans	—	7,763	7,763	—	7,522	7,522
Capital lease obligations	360	—	360	338	—	338
Banks and other:
Fixed rate	7	236	243	119	152	271
Floating rate	93	1,324	1,417	694	1,332	2,026

Total	460	9,323	9,783	1,151	9,006	10,157

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      Debenture loans after taking into account hedges (currency and interest rates swaps) can be detailed as follows:

	As of December 31,

	2003	2002

Parent company(1)
2.25% Bonds 2000-2003 (CHF 150 million)	—	90
5.25% Bonds 1997-2003 (DEM 250 million)	—	139
2.25% Bonds 1998-2003 (CHF 200 million)	—	128
6% Bonds 1998-2003 (GRD 10 billion)(2)	—	31
8 1/5% Bonds 1995-2005 (FRF 500 million)	77	93
7.62% single Coupon Bonds 1995-2005 (FRF 950 million)	146	176
7 1/2% Bonds 1995-2005 (FRF 400 million)	61	74
6.90% Bonds 1996-2006 (FRF 990 million)	155	187
6.75% Bonds 1996-2008 (FRF 950 million)	145	175
6.75% Bonds 1996-2008 (FRF 800 million)	125	150
6.75% Bonds 1996-2008 (FRF 700 million)	106	128
5.03% Bonds 1997-2007 (FRF 620 million)	78	94
6.80% Bonds 1997-2007 (ESP 12 billion)	66	79
6.20% Bonds 1997-2009 (FRF 900 million)	137	165
6.875% Bonds 1997-2004 (USD 300 million)	237	286
Pibor 3-months + 0.38% Bonds 1998-2008 (FRF 230 million)	30	36
5.125% Bonds 1998-2009 (FRF 1 billion)	131	158
5% Bonds 1998-2013 (FRF 1 billion)	132	159
3.875% Bonds 1999-2006 (EUR 300 million)	257	309
3.25% Bonds 1999-2005 (CHF 200 million)	104	125
3.5% Bonds 2000-2006 (CHF 200 million)	100	120
6.875% Bonds 2000-2005 (GBP 150 million)	190	229
4% Bonds 2000-2004 (CHF 100 million)	94	113
5.375% Bonds 2000-2005 (EUR 250 million)	180	217
4% Bonds 2000-2004 (CHF 100 million)	48	58
4% Bonds 2000-2004 (CHF 150 million)	73	88
3.25% Bonds 2000-2005 (CHF 100 million)	48	58
5.75% Bonds 2000-2005 (EUR 500 million)	343	413
5.65% Bonds 2000-2010 (EUR 100 million)	70	84
7% Bonds 2000-2005 (USD 500 million)	396	477
5.625% Bonds 2000-2004 (EUR 100 million)	71	86

Short-term portion (less than one year)	(524)	(388)

Total parent company	3,076	4,337

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

	As of December 31,

	2003	2002

Elf Aquitaine
7.125% Bonds 1993-2003 (FRF 1 billion)	—	151
7% Bonds 1994-2004 (FRF 1.5 billion)	218	232
4.5% Bonds 1999-2009 (EUR 1 billion)	1,000	1,000
2.25% Bonds 1999-2004 (CHF 250 million)	133	160
Short-term portion (less than one year)	(351)	(151)

Total Elf Aquitaine	1,000	1,392

TOTAL Capital S.A.(1)
3% Bonds 2002-2007 (CHF 600 million)	288	347
4.74% Bonds 2002-2007 (USD 75 million)	60	72
5.125% Bonds 2002 -2007 (USD 300 million)	237	286
5.89% Bonds 2002-2012 (USD 20 million)	16	19
3% Bonds 2002-2007 (CHF 400 million)	190	229
4.75% Bonds 2002-2007 (USD 250 million)	198	238
LIBOR USD 3 months + 0.06% Bonds 2002-2007 (USD 50 million)	40	48
LIBOR USD 3 months + 0.065% Bonds 2002-2007 (USD 50 million)	40	48
5% Bonds 2002-2007 (GBP 150 million)	182	219
2.5% Bonds 2002-2007 (CHF 200 million)	105	126
5% Bonds 2002-2007 (GBP 75 million)	94	113
5% Bonds 2003-2007 (GBP 50 million)	63	—
5% Bonds 2003-2008 (AUD 100 million)	45	—
3.5% Bonds 2003-2008 (EUR 500 million)	419	—
4.25% Bonds 2003-2008 (CAD 100 million)	52	—
4.50% Bonds 2003-2013 (USD 30 million)	24	—
3.25% Bonds 2003-2008 (USD 250 million)	198	—
5% Bonds 2003-2008 (AUD 100 million)	48	—
3.50% Bonds 2003-2008 (EUR 100 million)	84	—
3.50% Bonds 2003-2008 (EUR 150 million)	132	—
2% Bonds 2003-2008 (CHF 300 million)	172	—
2.375% Bonds 2003-2009 (CHF 300 million)	169	—
2% Bonds 2003-2008 (CHF 200 million)	115	—
6.25% Bonds 2003-2009 (AUD 100 million)	57	—
3.50% Bonds 2003-2009 (USD 500 million)	396	—
2.375% Bonds 2003-2010 (CHF 300 million)	183	—
Total TOTAL Capital S.A.	3,607	1,745

Other consolidated subsidiaries	80	48

Total Group	7,763	7,522

(1)	These loans are converted into U.S. dollar floating rate debt by issuance of individual hedging currency swaps. TOTAL Capital S.A. is a wholly-owned indirect subsidiary of the Company (with the exception of one share each held by the members of its board of directors, as required under French law). It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by the Company as to payment of principal, premium, if any, interest and any other amounts due.

(2)	These bonds changed from the ATHIMID 3-month -0.9% rate to 6% from July 2000.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

Loan repayment schedule (excluding short-term portion)

	As of December 31,

	2003	%	2002		%

2004	—	—	1,717		17
2005	2,020	21	2,348		23
2006	894	9	987		10
2007	1,856	19	2,122		21
2008	1,853	19	2,983	(1)	29

2009 and after	3,160	32	—		—

Total	9,783	100	10,157		100

(1)	2008 and after.

Analysis by currency and interest rate

      These analyses take into account interest rate and foreign currency swap operations which hedge long-term debts.

	As of December 31,

	2003	%	2002	%

U.S. dollar	7,592	78	7,517	74
Pound sterling	434	4	715	7
Euro	1,529	16	1,848	18
Other currencies	228	2	77	1

Total	9,783	100	10,157	100

	As of December 31,

	2003	%	2002	%

Fixed rates	627	6	596	6
Floating rates	9,156	94	9,561	94

Total	9,783	100	10,157	100

      As of December 31, 2003, the Group had an amount of $7,920 M of long-term confirmed lines of credit, of which $6,487 M were not used.

      These facilities are primarily contracted with international banks for periods initially extending up to 15 years (with an average maturity of approximately 5.7 years). Interest on borrowings under these agreements is based on prevailing money market rates. In addition, the credit lines are subject to various commitment fees on the unused portions.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

B)	Short-term borrowings and bank overdrafts

	As of December 31,

	2003	2002

Current portion of long-term loans	1,657	1,160
Short-term financial debt and bank overdrafts	2,178	3,936

Total	3,835	5,096

      Short-term borrowings consist mainly of commercial papers or treasury bills or draws on bank loans. These instruments bear interest at rates which are close to market rates.

18.	Other creditors and accrued liabilities

	As of December 31,

	2003	2002

Advances from customers (including advances from related parties)	798	1,431
Accruals and deferred income	315	301
Payables to states (including taxes and duties)	4,990	4,633
Payroll	925	931
Other	1,942	2,554

Total	8,970	9,850

19.	Operating expenses

	Year ended December 31,

	2003	2002	2001

Crude oil and product purchases(1)	(67,837)	(67,013)	(69,007)
Unsuccessful exploration costs	(359)	(487)	(571)
Other operating expenses(2)	(19,997)	(19,330)	(19,120)
Long-term operating liabilities (allowances/ reversals)	1,277	292	886
Short-term operating liabilities (allowances/ reversals)	11	(84)	52

Operating expenses	(86,905)	(86,622)	(87,760)

(1)	The cost of goods sold includes royalties paid on oil and gas production in the Upstream segment (see in particular the taxes paid to Middle East oil producing countries for the Group’s concessions as detailed in Note 30).

(2)	The other operating expenses are principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 27).

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

20. Interest expense, net

	Year ended December 31,

	2003	2002	2001

Financial interest charge on debt	(629)	(686)	(1,157)
Financial income on cash and cash equivalents and equity securities	408	356	638

Cost of net debt	(221)	(330)	(519)

Financial interests capitalized	46	89	259
Other financial gains/(losses)	(57)	46	76

Financial (charge)/income of operational nature	(11)	135	335

Interest expense, net	(232)	(195)	(184)

21. Other income (expense), net

	For the year ended
	December 31,

	2003	2002	2001

Foreign exchange gains/(losses)	(59)	(50)	16
Gains and losses on sales of assets	(182)	862	1,738
Amortization of intangible assets	(153)	(184)	(158)
Contingency reserve for Toulouse-AZF plant explosion	—	(95)	(941)
Other	(666)	(290)	(372)

Total	(1,060)	243	283

      For 2003, the “Other” heading notably includes early retirement plans and restructuring costs for 284 M€, an allowance of 155 M€ for litigation reserves, following investigations of the European Commission into alleged anticompetitive practices involving certain products sold by Atofina or its subsidiaries, and other allowances for various litigation reserves for 90 M€.

      For 2002, the “Other” heading notably includes restructuring costs in the Chemicals segment for 215 M€.

      For 2001, the “Other” heading is primarily composed of social plans liabilities and early retirement plans for 199 M€ and of environmental reserves for 115 M€.

22. Income taxes

      Since 1966, TOTAL and Elf have been taxed in accordance with consolidated income tax treatment approved on a renewable basis by the French Ministry of Finance. At the end of 1999, Elf became part of the same tax consolidated group as Totalfina in accordance with the principles of continuity and neutrality of this tax treatment. The renewal of the agreement has been granted in 2002 to the Group for the period 2002-2004.

      French income and foreign withholding taxes are not provided for the temporary differences between the financial statement carrying amount and tax bases of investments in foreign subsidiaries which are considered to be permanent investments. Undistributed earnings of foreign subsidiaries considered to be reinvested indefinitely amounted to 17,034 M€ as of December 31, 2003. The determination of the tax effect relating to such reinvested income is not practicable.

      In addition, no provision for income taxes has been made for approximately 11,812 M€ of unremitted earnings of the Company’s French subsidiaries in that the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      Income tax is detailed as follows:

	Year ended December 31,

	2003	2002	2001

Current income taxes	(5,098)	(5,446)	(5,690)
Deferred income taxes	(255)	412	(184)

Provision for income taxes	(5,353)	(5,034)	(5,874)

      Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances as of December 31, 2003 and 2002 are as follows:

	As of December 31,

	2003	2002

Net operating losses and tax credit carryforwards	728	384
Employee benefits	976	1,121
Other temporarily non-deductible provisions	2,930	2,376

Gross deferred tax assets	4,634	3,881
Valuation allowance	(280)	(202)

Net deferred tax assets	4,354	3,679
Excess tax over book depreciation	(6,363)	(6,424)
Other temporary tax deductions	(1,750)	(1,746)

Gross deferred tax liability	(8,113)	(8,170)

Net deferred tax liabilities	(3,759)	(4,491)

      After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

	As of December 31,

	2003	2002

Deferred tax assets, long-term (Note 10)	1,504	1,709
Deferred tax assets, short-term (Note 12)	216	190
Deferred tax liabilities	(5,443)	(6,390)
Deferred tax liabilities, short-term (Note 18)	(36)	—

Net amount	(3,759)	(4,491)

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

Reconciliation between provision for income taxes and pre-tax income

	As of December 31,

	2003	2002	2001

Net income	7,025	5,941	7,658
Minority interests	194	13	166
Provision for income taxes	5,353	5,034	5,874

Pre-tax income	12,572	10,988	13,698
French statutory tax rate	35.43%	35.43%	36.43%
Theoretical tax charge	(4,454)	(3,893)	(4,990)
Difference between French and foreign income tax rates	(1,973)	(1,834)	(1,729)
Tax effect of equity in income (loss) of affiliates	385	307	364
Permanent differences	781	413	304
Change in valuation allowance	(88)	(17)	192
Other	(4)	(10)	(15)

Provision for income taxes	(5,353)	(5,034)	(5,874)

      French statutory tax rate includes standard corporate tax rate (33.33%) and additional taxes currently applicable.

      Permanent differences are mainly due to amortization of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to some activities and within the consolidated income tax treatment.

Net operating losses and tax credit carryforwards

      Deferred tax assets relating to NOLs and tax credit carryforwards were available in various tax jurisdictions as of December 31, 2003 expiring in the following years:

	Basis	Tax

2004	181	82
2005	248	100
2006	273	104
2007	61	30
2008 and after	1,121	226
Unlimited	563	186

Total	2,447	728

23. Leases

      The Company leases real estate, service stations, ships and other equipment, through non-cancelable capital and operating leases.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      The future minimum lease payments on non-cancelable leases to which the Company is committed as of December 31, 2003 are shown as follows:

	Operating	Capital Lease
	Leases	Obligations

2004	161	52
2005	115	49
2006	97	47
2007	56	45
2008	47	46
2009 and after	106	277

Future lease payments	582	516

Less amount representing interest		(129)

Present value of net minimum lease payments		387
Less current portion of capital leases		(27)

Total		360

      Net rental expense incurred under operating leases for the years ended December 31, 2003, 2002, and 2001 was 197 M€, 204 M€, and 167 M€, respectively.

24. Commitments and contingencies

	Maturity and instalments of payments

	As of December 31, 2003

		Less than	Between 1	More than
	Total	1 year	and 5 years	5 years

Excise taxes payment given	2,248	2,248	—	—
Collateral given against borrowings	570	67	236	267
Other commitments given	1,823	833	614	376

Total commitments given	4,641	3,148	850	643

Collateral received on trade receivables	—	—	—	—
Mortgages and liens received	389	214	119	56
Other commitments received	1,582	534	635	413

Total commitments received	1,971	748	754	469

	As of December 31, 2002

		Less than	Between 1	More than
	Total	1 year	and 5 years	5 years

Excise taxes payment given	2,424	2,424	—	—
Collateral given against borrowings	684	134	261	289
Other commitments given	1,264	127	644	493

Total commitments given	4,372	2,685	905	782

Mortgages and liens received	682	41	418	223
Other commitments received	1,270	564	336	370

Total commitments received	1,952	605	754	593

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      The information regarding contractual obligations related to long-term debt and credit facilities is in Note 17. The information regarding capital and operating leases is in Note 23.

Excise taxes payment given

      Guarantees given on customs duties which amount to 2,248 M€ as of December 31, 2003 mainly consist of guarantees given to other major oil and gas companies in order to comply with French tax authorities’ requirements for oil and gas importation in France. A payment would be triggered by a failure of the guaranteed party with respect to the French tax authorities. The default of the guaranteed parties is however considered to be highly remote by the Group.

Collateral given against borrowings

      The Group guarantees bank debt and finance lease obligations of certain unconsolidated affiliates. Expiration dates vary, or guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfil its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. The amount of these guarantees total approximately 570 M€ as of December 31, 2003 for debt guarantees with maturities up to 2019.

Other commitments given

Non-consolidated subsidiaries

      The Group also guarantees the current liabilities of some non-consolidated affiliates. Performance under these guarantees would be triggered by a financial default of the entity. At year-end, the total amount of these guarantees is estimated to be 105 M€.

Indemnities

      In the ordinary course of business, the Group executes contracts involving indemnities standard in the industry and indemnifications specific to a transaction such as sale of a business. These indemnifications might include claims against any of the following: environmental, tax and shareholder matters; intellectual property rights; governmental regulations and employment-related matters; dealer, supplier, and other commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. The Group regularly evaluates the probability of having to incur costs associated with these indemnifications.

      The amount of guarantees related to business sales is estimated at 344 M€. They mainly consist of the guarantees given for the inks division sale in 1999, the Elf Antargaz sale in 2001 and the sale of the Paints business in 2003.

Other guarantees

      As part of normal ongoing business operations and consistent with generally accepted and recognized industry practice, the Group enters into numerous agreements with other parties. These commitments are often entered into for commercial purposes with customers or suppliers or for regulatory purposes and for other operating agreements. As of December 31, 2003, other guarantees given amount to 1,374 M€.

      Similar to the business practice of all oil and gas companies for development of gas fields, the Group is involved in long-term sale agreements on quantities of natural gas. The price of these contracts is indexed on prices of petroleum products and other forms of energy.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

Interest rate and foreign currency agreements

      Commitments and contingencies related to the Company’s financial derivatives activities are stated below. These amounts set the levels of notional involvement by the Company and are not indicative of an unrealized gain or loss.

							2009
As of December 31, 2003	Total	2004	2005	2006	2007	2008	and after

MANAGEMENT OF INTEREST RATE EXPOSURE
Issue swaps and swaps hedging debenture issues
Notional amount	8,479	875	1,546	512	1,561	1,672	2,313
Received rate (as of 12.31.2003) — 4.43%
Paid rate (as of 12.31.2003) — 1.63%

Long-term currency and interest rate swaps
Notional amount	153	40	40	3	70	—	—
Received rate (as of 12.31.2003) — 3.04%
Paid rate (as of 12.31.2003) — 2.67%

Long-term interest rate swaps
Receive-fixed swaps
Notional amount	79	41	38	—	—	—	—
Received rate (as of 12.31.2003) — 5.63%
Paid rate (as of 12.31.2003) — 1.50%
Pay-fixed swaps
Notional amount	877	161	—	—	396	317	3
Received rate (as of 12.31.2003) — 1.36%
Paid rate (as of 12.31.2003) — 3.44%

Short-term interest rate swaps
Notional amount	9,540	9,540	—	—	—	—	—

FRA
Notional amount	48	48	—	—	—	—	—
Buying	24	24	—	—	—	—	—
Sale	24	24	—	—	—	—	—

MANAGEMENT OF CURRENCY EXPOSURE
Currency swaps
Notional amount	6,221	6,191	30	—	—	—	—

Forward exchange contracts
Notional amount	257	244	13	—	—	—	—

Foreign currency options
Notional amount	10	10	—	—	—	—	—
Buying	—	—	—	—	—	—	—
Sale	10	10	—	—	—	—	—

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

							2008
As of December 31, 2002	Total	2003	2004	2005	2006	2007	and after

MANAGEMENT OF INTEREST RATE EXPOSURE
Issue swaps and swaps hedging debenture issues
Receive-fixed swaps
Notional amount	7,918	539	1,023	1,862	616	1,803	2,075
Received rate (as of 12.31.2002) — 5.03%
Paid rate (as of 12.31.2002) — 1.63%

Long-term currency and interest rate swaps
Notional amount	234	3	—	138	7	86	—
Received rate (as of 12.31.2002) — 2.69%
Paid rate (as of 12.31.2002) — 2.95%

Long-term interest rate swaps
Receive-fixed swaps
Notional amount	318	73	110	133	—	—	2
Received rate (as of 12.31.2002) — 6.47%
Paid rate (as of 12.31.2002) — 1.56%
Pay-fixed swaps
Notional amount	482	—	3	—	—	476	3
Received rate (as of 12.31.2002) — 1.39%
Paid rate (as of 12.31.2002) — 3.35%

Short-term interest rate swaps
Notional amount	6,294	6,294	—	—	—	—	—

FRA
Notional amount	104	104	—	—	—	—	—
Buying	52	52	—	—	—	—	—
Sale	52	52	—	—	—	—	—

MANAGEMENT OF CURRENCY EXPOSURE
Currency swaps
Notional amount	4,154	4,149	5	—	—	—	—

Forward exchange contracts
Notional amount	478	270	193	15	—	—	—

Foreign currency options
Notional amount	93	82	11	—	—	—	—
Buying	41	41	—	—	—	—	—
Sale	52	41	11	—	—	—	—

      Most long-term swaps (interest rate and/or currency swaps, issue swaps or swaps hedging debenture issues) are aimed at converting fixed-rate debt into floating-rate debt on a LIBOR basis or equivalent.

      The average interest rates are given for information purposes and reflect, for the floating-rate portion, market conditions at year-end.

Impact on the reported interest expenses

      The Company does not consider it meaningful to measure this impact for the issue swaps. These swaps are an integral part of the issuance of most of the debenture loans, the fixed rate of which is thereby converted into a U.S. dollar floating rate at the issuance date. Hence, the original fixed rate of the debenture loans and, similarly, of the issue swap is not meaningful.

      Regarding the other derivative instruments, the only significant impact on the statement of income is a profit, amounting to 3 M€, for the year ended December 31, 2003, an expense, amounting to 4 M€, for the year ended December 31, 2002, and an expense, amounting to 20 M€, for the year ended December 31, 2001, related to the

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

premiums/ discounts on currency swaps primarily used to manage the conversion of the Company’s currency deposits into euros.

Commodity contracts

      The commitments related to the Company’s operations on crude oil, petroleum products and natural gas and power futures markets are stated below. These amounts represent the levels of involvement by the Company and are not indicative of a market risk or gains or losses.

	Notional value 2003		Notional value 2002

	Assets	Liabilities	Assets	Liabilities

Crude oil and petroleum products
Swaps(1)	2,546	2,724	2,815	3,306
Forwards	262	1,050	155	244
Options(2)	1,742	1,409	2,177	1,907
Futures(3)	660	912	546	824
Options on futures(2)	92	139	86	91
Natural gas and power
Swaps(1)	272	166	83	922
Forwards	6,106	7,116	5,839	6,455
Options(2)	227	239	223	214
Futures(3)	3	17	3	5

(1)	Swaps (including “Contracts for differences”): the “assets/ liabilities” columns correspond to receive-fixed and pay-fixed swaps.

(2)	Options: the “assets/ liabilities” columns correspond to the nominal value of options (calls or puts) purchased/sold, valued based on the strike.

(3)	Futures: the “assets/ liabilities” columns correspond to the net purchasing/ selling positions, valued based on the closing rate on the organized exchange market.

     Contracts on crude oil and petroleum products have been primarily entered into for a short term (less than one year).

      For crude oil and petroleum products, the “Forwards” include instruments that may result in physical delivery, like the “15-day Brent” type of contracts.

      In the natural gas and power activity, the “Forwards” include derivative instruments as well as all contracts resulting in physical delivery.

25. Fair value of financial instruments

      Fair values are estimated for the majority of the Company’s financial instruments, with the exception of publicly-traded equity securities and marketable securities for which market prices are used. Fair values are not estimated for inter segment financial instruments.

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

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

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

      Investments: Estimated fair values for publicly traded equity securities are based on quoted average market prices of the month of December 2003 and 2002.

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

      Other off-balance sheet financial instruments: The fair value of the interest rate swaps is calculated by discounting future cash flows on the basis of the zero coupon interest rate curves existing at year-end. Forward exchange transactions (forward exchange rates and currency swaps) are valued on the basis of a comparison of the forward rates negotiated with the rates in effect on the financial markets at year-end for similar maturities. Foreign exchange options are valued based on Garman-Kohlhagen model including market quotations as of December 31, 2003.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

	As of December 31,

	2003			2002

	Carrying		Estimated	Carrying		Estimated
	amount		fair value	Amount		fair value

BALANCE SHEET
Other investments
Publicly traded	306		406	349		377
Non-publicly traded (subsidiaries excluded from consolidation and other)	856		856	872		872
Short-term investments
Publicly traded	1,389		1,544	1,409		1,482
Non-publicly traded	15		15	99		99
Loans and advances to subsidiaries excluded from consolidation and others	826		826	1,117		1,177
Debenture loans (before swaps and excluding current portion)(a)	7,763		9,182	7,522		8,272
Issue swaps(a)	—		(1,414)	—		(727)
Bank loans (excluding capital lease obligations)(b):
Fixed-rate	243		252	271		281
Floating-rate	1,417		1,417	2,026		2,026
Current portion of long-term debt (excluding current portion of capital lease obligations)	1,626		1,694	1,124		1,136
OFF-BALANCE SHEET
Treasury management instruments
Bank guarantees	—		(2)	—		(9)
Swaps hedging debenture issues(a)	—		—	—		25
Long-term interest rate and currency swaps	—		25	—		4
Long-term interest rate swaps	(2	)(f)	(9)	(4	)(f)	19
Short-term interest rate swaps(c)	—		1	—		(2)
Short-term and long-term currency swaps(d)	—		(174)	—		84
Forward exchange contracts	—		3	—		(2)
Currency options	—		(1)	—		(1)
Commodities (comparable to financial instruments)(e) Petroleum products and crude oil swaps	(16)		(16)	(45)		(45)
Petroleum products and crude oil options	15		15	25		25
Natural gas and power swaps	12		12	(1)		(1)
Natural gas and power options	(2)		(2)	—		—

(a)	All issue swaps specifically hedge debenture loans. They were concluded under ISDA agreements in order to create synthetic debt at a floating rate in U.S. dollars in most cases. The fair values of these swaps must therefore be incorporated into the overall value of debenture loans. In the same sense, some long-term interest rate swaps were concluded to partly modify the Company’s interest rate exposure. The corresponding fair value should be considered together with the fair value of the long-term debt hedged by these swaps.

(b)	The fair value does not take into account the interest rate swaps since they are presented separately.

(c)	The fair value of the short-term interest-rate swaps correlates with the value of the short-term loans and borrowings; these swaps are used in order to fit with the negotiated rates to the daily rate which is the benchmark.

(d)	Currency swaps are used in the context of managing the current position of the Company, in order to be able to borrow or invest cash in markets other than the euro market. Thus, their fair value, if significant, is offset by the value of the short-term loans and borrowings which they hedge.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

(e)	Operations which will not generate physical delivery at maturity date. The carrying value corresponds to the value of these instruments in the balance sheet.

(f)	This amount corresponds to the unrealized loss on swaps not considered as hedging instruments.

26. Employee share subscription and share purchase plans

Total share subscription plans

	1995 Plan(1)	1996 Plan(2)	2003 Plan(3)	Total

Exercise price (in euros)	44.36	59.76	133.20
Options
Exercisable as of January 1, 2001	293,770	668,910	—	962,680
Granted	—	—	—	—
Cancelled	(4,750)	(1,800)	—	(6,550)
Exercised	(289,020)	(217,229)	—	(506,249)

Exercisable as of January 1, 2002	—	449,881	—	449,881
Granted	—	—	—	—
Cancelled	—	(2,700)	—	(2,700)
Exercised	—	(447,181)	—	(447,181)

Exercisable as of January 1, 2003	—	—	—	—
Granted	—	—	2,935,306	2,935,306
Cancelled	—	—	—	—
Exercised	—	—	—	—

Exercisable as of December 31, 2003	—	—	2,935,306	2,935,306

Expiration date	Sept. 2001	Dec. 2002	July 2011

(1)	Grants decided by the Board of Directors on September 5, 1995 pursuant to the authorization given by the Extraordinary Shareholders’ Meeting held on June 17, 1991. The options are exercisable only after a 3-year period from the date the option is granted to the individual employee and must be exercised within 6 years from the date of grant.

(2)	Grants decided by the Board of Directors on December 11, 1996 pursuant to the authorization given by the Extraordinary Shareholders’ Meeting held on June 4, 1996. The options are exercisable only after a 3-year period from the date the option is granted to the individual employee and must be exercised within 6 years from the date of grant.

(3)	Grants decided by the Board of Directors on July 16, 2003 pursuant to the authorization given by the Extraordinary Shareholders’ Meeting held on May 17, 2001. The options are exercisable only after a 2-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date. Underlying shares may not be sold for 4 years from the date of grant.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

Total share purchase plans

	1998 Plan(1)	1999 Plan(2)	2000 Plan(3)	2001 Plan(4)	2002 Plan(5)	Total

Exercise price (in euros)	93.76	113.00	162.70	168.20	158.30
Options
Outstanding as of January 1, 2001	916,750	1,476,167	2,425,645	—	—	4,818,562
Granted	—	—	—	2,693,375	—	2,693,375
Cancelled	(2,850)	(5,550)	(7,250)	(900)	—	(16,550)
Exercised	(7,920)	(1,000)	(800)	—	—	(9,720)

Outstanding as of January 1, 2002	905,980	1,469,617	2,417,595	2,692,475	—	7,485,667
Granted	—	—	—	4,000	2,870,850	2,874,850
Cancelled	(900)	(1,800)	(2,950)	(9,200)	(1,000)	(15,850)
Exercised	(4,200)	(11,850)	—	—	—	(16,050)

Outstanding as of January 1, 2003	900,880	1,455,967	2,414,645	2,687,275	2,869,850	10,328,617

Granted	—	—	—	—	—	—
Cancelled	—	(5,100)	(5,600)	(3,650)	(6,650)	(21,000)
Exercised	(178,342)	(44,250)	—	—	—	(222,592)

Outstanding as of December 31, 2003	722,538	1,406,617	2,409,045	2,683,625	2,863,200	10,085,025

Expiration date	March 2006	June 2007	July 2008	July 2009	July 2010

(1)	Grants decided by the Board of Directors on December 17, 1998 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 5-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date.

(2)	Grants decided by the Board of Directors on June 15, 1999 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 5-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date.

(3)	Grants decided by the Board of Directors on July 11, 2000 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 4-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold for 5 years from the date of grant.

(4)	Grants decided by the Board of Directors on July 10, 2001 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 17, 2001. The options are exercisable only after January 1, 2005 and must be exercised within 8 years from the date of grant. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold for 4 years from the date of grant.

(5)	Grants decided by the Board of Directors on July 9, 2002 pursuant to the authorization given by the Extraordinary and Ordinary Shareholders’ Meeting held on May 17, 2001. The options are exercisable only after a 2-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date. Underlying shares may not be sold for 4 years from the date of grant.

Exchange guarantee granted to the holders of Elf Aquitaine share subscription options

      Pursuant to the public exchange offer for Elf Aquitaine shares which was made in 1999, the Company made a commitment to guarantee the holders of Elf Aquitaine share subscription options, at the end of the period referred to in Article 163 C of the French Tax Code (“CGI”), and until the end of the period for the exercise of

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

the options, the possibility to exchange their future Elf Aquitaine shares for TOTAL shares, on the basis of the exchange ratio of the offer (19 TOTAL shares for 13 Elf Aquitaine shares).

      As of December 31, 2003, a maximum of 2,595,657 Elf Aquitaine shares, either outstanding or to be created, were covered by this guarantee, as follows:

	1997	1998	1999	1999	MTI
	Plan	Plan	Plan no1	Plan no2	Plan(1)	Total

Exercise price (in euros)	80.65	105.95	115.60	171.60	105.95
Options outstanding as of December 31, 2003	267,256	653,456	656,951	59,600	900,563	2,537,826
Outstanding Elf Aquitaine shares covered by the exchange guarantee as of December 31, 2003	11,309	23,175	11,591	—	11,756	57,831

Total of Elf Aquitaine shares, either outstanding or to be created, covered by the exchange guarantee for Total shares as of December 31, 2003	278,565	676,631	668,542	59,600	912,319	2,595,657

Expiration date	March 2004	March 2005	March 2009	September 2009	March 2005

(1)	Medium-Term Incentive (MTI) plan granted by Elf Aquitaine’s Board of Directors on April 1, 1998, provided that performance objectives were met by Elf Aquitaine for the 1998, 1999, 2000, 2001 and 2002 accounting periods.

     Thus, as of December 31, 2003, a total of 3,793,652 shares of the Company were likely to be created within the scope of the application of this exchange guarantee.

27. Payroll and staff

	For the year ended December 31,

	2003	2002	2001

Personnel expense
Wages and salaries (including social charges)	6,153	6,429	6,489
Average number of employees
France
Management	11,194	11,736	11,567
Other	38,443	41,179	41,744
International
Management	14,326	14,650	14,224
Other	46,820	53,904	54,490

Total	110,783	121,469	122,025

      Average number of employees includes employees of consolidated subsidiaries.

28. Consolidated statements of cash flows

A)  Disclosure of accounting policies applied

      The consolidated statements of cash flows in foreign currency have been translated into euros at the average exchange rates.

      They exclude the currency translation differences arising from translation of assets and liabilities denominated in foreign currency into euros using exchange rates prevailing at the end of accounting periods (except for

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

cash and cash equivalents). Therefore, the consolidated statements of cash flows will not agree with the figures derived from the consolidated balance sheets.

(i)  Cash and cash equivalents

      Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of three months or less. Changes in bank overdrafts are included in cash provided by financing activities.

(ii) Long-term debt

      Changes in long-term debt have been presented net to reflect significant changes mainly related to revolving credit agreements.

      The detailed analysis is as follows:

	For the year ended December 31,

	2003	2002	2001

Issuance of long-term debt	2,657	2,148	503
Repayments of long-term debt	(549)	(506)	(688)

Net issuance/(repayment) of long-term debt	2,108	1,642	(185)

B)  Changes in working capital

	For the year ended December 31,

	2003	2002	2001

Inventories	(19)	(179)	275
Accounts receivable	(393)	(519)	499
Prepaid expenses and other current assets	(60)	1,645	(1,262)
Accounts payable	941	1,149	(242)
Other creditors and accrued liabilities	(87)	(2,160)	1,044

Net decrease/(increase) in working capital	382	(64)	314

C)  Supplemental Disclosures

	For the year ended December 31,

	2003	2002	2001

Cash paid during the year for
Interest expense (net of amount capitalized)	505	609	1,059
Income taxes	3,908	4,012	4,966

29. Other risks and contingent liabilities

      The company is not currently aware of any event, litigation, risk, or contingent liabilities which could materially adversely affect the financial condition, assets, results, or business of the Company.

Antitrust Investigations

      Following an investigation into certain trade practices in the chemical industry in the United States, Atofina and other chemical subsidiaries of the Group are involved in several civil lawsuits in the United States and

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

Canada for violations of antitrust laws. The litigation reserves regarding those lawsuits amount to 18.7 million euros.

      The investigations commenced by the European Commission in 2000 and 2003 into alleged anti-competitive practices involving certain products sold by Atofina or its subsidiaries have so far resulted in a decision by the Commission in respect of one product line, issued on December 10, 2003, ordering Atofina to pay a fine of 43.5 M€. Regarding the investigations involving other product lines, no statement of objections has been issued so far to Atofina by the European Commission. In these circumstances, the Group is of the opinion that the provisions recorded in the accounts of certain of its chemical subsidiaries in the aggregate amount of 200 million euros should be adequate in the light of the anticipated consequences of these investigations.

      Moreover, investigations commenced in October 2002 by the European Commission in the refining-marketing subsidiaries of the Group are still under way, but no statement of objections has been issued so far.

      Although it is not currently possible to determine with certainty the outcome of these lawsuits and investigations, the Company is of the opinion that their ultimate resolution should not have any significant, adverse effect on the Group’s financial position, cash flows, or earnings.

30. Other information

A)  Customs duties and excise taxes

      They amounted to 21,049 M€ in 2003, 22,639 M€ in 2002 and 21,459 M€ in 2001.

B)  Research and development costs

      The Group strategy of research and development is focused on the three segments of activity, principally in the following areas:

—	Exploration-Production technology allowing the access, at acceptable cost, to new energy resources (high pressure-high temperature, deep offshore, heavy crude oils, polyphasic transportation of acidic gas) as well as environmental-friendly technologies such as reduction of gaseous emissions which erode the atmosphere, containment of acidic gas emissions, and efficient use of water in the upstream industrial process.

—	Refining technology allowing the identification, the anticipation, and the reduction of constraints linked to the operation of the facilities, the evolution of specifications and the control of environmental emissions, and marketing technology allowing the creation of innovative formulations of products representing sales opportunity.

—	Chemical processes allowing a stronger competitiveness, quality, safety and respect of environment, in particular of the following themes: new catalysis technology, new polymerization technologies, new products (polymers, elastomers, anti-vibrating systems, new coatings) as well as nano-technology.

      Research and development costs amounted to 667 M€ in 2003, 662 M€ in 2002 and 695 M€ in 2001, corresponding to 0.6% of the turnover of the last three years.

      The staff dedicated to these research and development activities are estimated at 5,484 people.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

C)	Taxes paid to Middle East oil-producing countries for the portion which Total held historically as concessions

      Taxes paid for the portion which Total held historically as concessions (Abu Dhabi — offshore and onshore, Dubai-offshore, Oman and Abu Al-Bu Khoosh) included in operating expenses amounted to 1,315 M€ in 2003, 1,210 M€ in 2002 and 1,438 M€ in 2001.

D)  Related Parties

      The main transactions with related parties (principally all the investments carried under the equity method and subsidiaries excluded from consolidation) and balances receivable from and payable to them were as follows:

	As of December 31,

	2003	2002	2001

Balance Sheet Data
Receivables
Trade accounts	173	70	54
Loans (excluding loans to equity affiliates)	243	63	57
Payables
Trade accounts	174	154	168
Loans	7	36	1

	For the Year Ended
	December 31,

	2003	2002	2001

Statements of Income Data
Sales	1,160	440	662
Purchases	1,419	1,238	1,857
Interest expense	—	2	9
Interest income	98	8	30

31. List of the principal consolidated subsidiaries as of December 31, 2003

      As of December 31, 2003, 772 subsidiaries were consolidated of which 667 were fully consolidated, 10 were proportionately consolidated, and 95 were accounted for under the equity method.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

      A list of the principal consolidated subsidiaries is as follows:

Company’s
Shares %

UPSTREAM
Central Puerto	63.8
Elf Exploration Production	99.5
Elf Petroleum Iran	99.8
Gaz du Sud-Ouest	69.6
E Hidroneuquen Piedra del Aguila	41.3
Tepma Colombie	99.7
Total Abu Al Bu Khoosh	99.8
Total Austral	99.8
Total Coal South Africa Ltd.	100.0
Total Exploration Norge AS	99.7
Total Exploration Production Algérie	99.8
Total Exploration Production Angola	99.8
Total Exploration Production Azerbaidjan	99.7
Total Exploration Production Bolivie	99.8
Total Exploration Production Borneo B.V.	99.7
Total Exploration Production Cameroun	75.4
Total Exploration Production Congo	99.5
Total Exploration Production France	99.5
Total Exploration Production Indonésie	99.8
Total Exploration Production Kazakhstan	100.0
Total Exploration Production Libye	99.9
Total Exploration Production Myanmar	99.8
Total Exploration Production Nederland BV	99.7
Total Exploration Production Nigeria	100.0
Total Exploration Production Oman	99.8
Total Exploration Production Qatar	99.8
Total Exploration Production Russie	99.8
Total Exploration Production Syrie	99.8
Total Exploration Production Thaïlande	99.8
Total Exploration Production USA, Inc.	100.0
Total Exploration Production Yemen	99.8
Total Gabon S.A.	57.9
Total Gasandes S.A.	100.0
Total Gaz & Electricité Holdings France	99.5
Total Holdings Nederland BV	99.7
Total LNG Nigeria Ltd.	99.5
Total Midstream UK Ltd.	99.7
Total Oil & Gas Venezuela BV	99.7
Total Petroleum Nigeria	99.8
Total Profils Pétroliers	99.8
Total Qatar Oil & Gas	99.8
Total Sirri	99.8
Total South Pars	99.8
Total Upstream UK Ltd.	99.7
Total Venezuela	99.8
DOWNSTREAM
Air Total International	100.0
Atlantic Trading & Marketing Inc.	100.0
E Cepsa	45.0
Chartering & Shipping Services S.A.	100.0
Egedis	99.8
P S.A de la Raffinerie des Antilles	49.9
Socap International	99.5
Stela	99.8
Total (Africa) Ltd.	99.5
Total (China) Investments	100.0
Total (Philippines) Corp.	99.8
Total Côte d’Ivoire	72.8
Total Deutschland GmbH	99.7
Total Espana	99.7
Total Fluides	99.8
Total France S.A.	99.8
Total Holdings Deutschland	99.7
Total International Ltd.	100.0
Total Italia	99.7
Total Kenya	87.9
Total Lindsey Oil Refinery	99.7
Total Lubrifiants S.A.	99.8
Total Maroc	100.0
Total Nederland N.V.	99.7
Total Nigeria	61.6
TOTSA Total Oil Trading S.A.	99.4
Total Outre-Mer	100.0
Total Portugal Petroleos	100.0
Total Raffinerie Mitteldeutschland	99.7
P Total Raffinaderij Nederland	55.0
Total Sénégal	94.9
Total South Africa Ltd.	66.8
Total South East Asia	99.8
Total Turkiye	99.9
Total UK Ltd.	99.7
Total Belgium	100.0
TotalGaz SNC	99.8
TotalGaz Argentina	99.8
Urbaine des Pétroles	99.8
CHEMICALS
Atofina Chemicals, Inc.	99.9
Atofina Espana S.A.	98.6
Atofina Italia	98.9

E = Equity method

P = Proportionate consolidation

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in millions of euros, M€, except for per share amount, or where otherwise indicated)

Company’s
Shares %

CHEMICALS — (continued)
Atofina Petrochemicals, Inc.	100.0
Atofina S.A.	98.7
Bostik Findley S.A.	98.8
Cray Valley S.A.	100.0
Grande Paroisse S.A.	98.4
Hutchinson Corporation	100.0
Hutchinson S.A.	100.0
E Qatar Petrochemicals Company Ltd.	19.7
P Samsung Atofina	49.9
CORPORATE AND OTHER ACTIVITIES
Elf Aquitaine S.A.	99.5
Omnium des Participations S.A.	100.0
Omnium Insurance and Reinsurance Cy	100.0
PetroFina International Group	100.0
PetroFina S.A.	100.0
E Sanofi Synthelabo	25.5
Socap Ltd.	99.5
Sofax Banque	99.5
Total Capital	100.0
Total Chimie	100.0
Total Finance S.A.	100.0
Total Holdings UK Ltd.	99.7
Total Holdings USA, Inc.	100.0
Total Holdings Europe	99.7
Total S.A.	100.0
Total Treasury	100.0
VGF	99.5

32. Subsequent Events

Proposed reorganization of Chemicals business

      In February 2004, the Group announced that it was studying a reorganization of its Chemicals business which would entail lighter functional organizations as well as the creation, alongside Petrochemicals and Specialties, of a decentralized organization consolidating the chlorochemicals, intermediates and performance polymers assets.

Antitrust investigation

      In relation to the discussion in Note 29 regarding investigations commenced by the European Commission, on April 8, 2004 Atofina and Elf Aquitaine received a statement of objections regarding the AMCA product line.

E = Equity method

P = Proportionate consolidation

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

      Information shown in the following tables is presented in accordance with Statement of Financial Accounting Standards No. 69 (FAS No. 69, “Disclosures About Oil an Gas Producing Activities”).

      As explained in Note 3 of the Notes to the Consolidated Financial Statements (“Summary of Differences Between Accounting Principles followed by the Company and United States Generally Accepted Accounting Principles”), the acquisitions of Petrofina and Elf Aquitaine have been accounted for effective January 1, 1999 and 2000, respectively, as pooling-of-interests in accordance with French Generally Accepted Accounting Principles (French GAAP). These accounting principles do not require prior periods to be restated.

      Under U.S. GAAP, the acquisitions of PetroFina and Elf Aquitaine do not qualify as pooling-of-interests and therefore would have been accounted for as purchases.

      Therefore, the FAS No. 69 disclosures, which are based on the Company’s primary financial statements prepared in accordance with French GAAP, have been supplemented with an additional set of tables derived from U.S. GAAP figures.

Capitalized costs

      Capitalized costs represent the amounts of capitalized proved and unproved property costs, including support equipment and facilities, along with the related accumulated depreciation, depletion and amortization.

      The following tables present a detail of the capitalized costs as of December 31, 2003, 2002 and 2001, relating to the Company’s oil and gas exploration and producing activities:

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Asia	World	Total

	(Amounts in M€)
French GAAP basis
December 31, 2003
Proved properties	24,020	16,051	1,574	2,434	7,220	51,299
Unproved properties	127	519	165	33	100	944

Total capitalized costs	24,147	16,570	1,739	2,467	7,320	52,243
Accumulated depreciation	(16,595)	(10,352)	(858)	(867)	(3,152)	(31,824)

Net capitalized costs	7,552	6,218	881	1,600	4,168	20,419
Company’s share of equity affiliates’ net capitalized costs						802
December 31, 2002
Proved properties	25,554	16,660	2,064	2,383	7,034	53,695
Unproved properties	90	825	234	19	243	1,411

Total capitalized costs	25,644	17,485	2,298	2,402	7,277	55,106
Accumulated depreciation	(17,102)	(10,987)	(1,275)	(787)	(3,139)	(33,290)

Net capitalized costs	8,542	6,498	1,023	1,615	4,138	21,816
Company’s share of equity affiliates’ net capitalized costs						682

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Asia	World	Total

	(Amounts in M€)
December 31, 2001
Proved properties	23,637	18,149	1,964	2,512	6,919	53,181
Unproved properties	149	1,065	247	50	458	1,969

Total capitalized costs	23,786	19,214	2,211	2,562	7,377	55,150
Accumulated depreciation	(16,088)	(12,442)	(1,348)	(771)	(3,071)	(33,720)

Net capitalized costs	7,698	6,772	863	1,791	4,306	21,430
Company’s share of equity affiliates’ net capitalized costs						853

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Asia	World	Total

	(Amounts in M€)
U.S. GAAP basis
December 31, 2003
Proved properties	26,800	17,910	1,742	2,434	7,220	56,106
Unproved properties	127	519	165	33	100	944

Total capitalized costs	26,927	18,429	1,907	2,467	7,320	57,050
Accumulated depreciation	(17,362)	(10,703)	(937)	(867)	(3,152)	(33,021)

Net capitalized costs	9,565	7,726	970	1,600	4,168	24,029
Company’s share of equity affiliates’ net capitalized costs						802
December 31, 2002
Proved properties	28,335	18,518	2,234	2,383	7,034	58,504
Unproved properties	90	825	234	19	243	1,411

Total capitalized costs	28,425	19,343	2,468	2,402	7,277	59,915
Accumulated depreciation	(17,651)	(11,257)	(1,347)	(787)	(3,139)	(34,181)

Net capitalized costs	10,774	8,086	1,121	1,615	4,138	25,734
Company’s share of equity affiliates’ net capitalized costs						682
December 31, 2001
Proved properties	26,417	20,008	2,134	2,512	6,919	57,990
Unproved properties	149	1,065	247	50	458	1,969

Total capitalized costs	26,566	21,073	2,381	2,562	7,377	59,959
Accumulated depreciation	(16,423)	(12,625)	(1,406)	(771)	(3,071)	(34,296)

Net capitalized costs	10,143	8,448	975	1,791	4,306	25,663
Company’s share of equity affiliates’ net capitalized costs						853

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

Costs incurred

      The following table shows the costs incurred in the Company’s oil and gas property acquisition, exploration and development activities: they include both capitalized and expensed amounts.

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Asia	World	Total

	(Amounts in M€)
French GAAP and U.S. GAAP basis
December 31, 2003
Proved property acquisition	—	61	3	2	180	246
Unproved property acquisition	—	15	8	1	—	24
Exploration costs	69	211	58	48	220	606
Development costs(1)	910	1,361	219	434	833	3,757

Total costs incurred	979	1,648	288	485	1,233	4,633

December 31, 2002
Proved property acquisition	8	20	—	—	54	82
Unproved property acquisition	—	7	60	—	—	67
Exploration costs	112	266	53	10	267	708
Development costs	1,194	1,111	463	312	1,080	4,160

Total costs incurred	1,314	1,404	576	322	1,401	5,017

December 31, 2001
Proved property acquisition	—	13	—	—	12	25
Unproved property acquisition	—	10	2	10	131	153
Exploration costs	83	214	110	17	346	770
Development costs	1,222	1,218	364	191	1,150	4,145

Total costs incurred	1,305	1,455	476	218	1,639	5,093

(1)	Including asset retirement costs capitalized during the year and any gain or losses recognized upon settlement of asset retirement obligations during the year.

     Company’s share of equity affiliates’ costs of property acquisition, exploration and development:

Year ended December 31, 2003	235
Year ended December 31, 2002	130
Year ended December 31, 2001	132

Costs to develop Proved Undeveloped Reserves

      The following table presents the amounts spent to develop the proved undeveloped reserves in 2002 and 2003, as well as the amounts included in the most recent standardized measure of future net cash flows to develop proved undeveloped reserves in each of the next three years.

	2002	2003	2004		2005		2006

	(Amounts in M€)
Costs to develop Proved Undeveloped Reserves	3,870	3,480	3,395	(1)	3,571	(1)	2,882	(1)

(1)	Estimates.

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

Results of operations of oil and gas producing activities

      The following tables include revenues and expenses associated directly with the Company’s oil and gas producing activities. It does not include any interest cost.

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Asia	World	Total

	(Amounts in M€)
French GAAP basis
Year ended December 31, 2003
Revenues
Sales to unaffiliated parties	1,994	731	48	1,286	1,722	5,781
Transfers to affiliated parties	4,635	4,679	494	195	623	10,626

Total Revenues	6,629	5,410	542	1,481	2,345	16,407
Production costs	(778)	(562)	(86)	(171)	(240)	(1,837)
Exploration expenses	(40)	(95)	(55)	(35)	(134)	(359)
Depreciation, depletion and amortization and valuation allowances	(1,278)	(792)	(164)	(190)	(590)	(3,014)
Other expenses(1)	(188)	(640)	(14)	(16)	(259)	(1,117)

Pretax income from producing activities	4,345	3,321	223	1,069	1,122	10,080
Income tax	(2,485)	(1,961)	(82)	(498)	(208)	(5,234)

Results of oil and gas producing activities	1,860	1,360	141	571	914	4,846

Year ended December 31, 2002
Revenues
Sales to unaffiliated parties	2,674	600	43	1,240	1,717	6,274
Transfers to affiliated parties	3,884	4,733	262	170	662	9,711

Total Revenues	6,558	5,333	305	1,410	2,379	15,985
Production costs	(904)	(613)	(56)	(190)	(302)	(2,065)
Exploration expenses	(65)	(149)	(53)	(7)	(212)	(486)
Depreciation, depletion and amortization and valuation allowances	(1,439)	(939)	(191)	(180)	(601)	(3,350)
Other expenses(1)	(118)	(574)	(11)	(15)	(241)	(959)

Pretax income from producing activities	4,032	3,058	(6)	1,018	1,023	9,125
Income tax	(2,483)	(1,768)	14	(487)	(361)	(5,085)

Results of oil and gas producing activities	1,549	1,290	8	531	662	4,040

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Asia	World	Total

	(Amounts in M€)
Year ended December 31, 2001
Revenues
Sales to unaffiliated parties	2,624	439	81	1,460	1,191	5,795
Transfers to affiliated parties	3,566	4,548	386	180	684	9,364

Total Revenues	6,190	4,987	467	1,640	1,875	15,159
Production costs	(782)	(621)	(119)	(168)	(268)	(1,958)
Exploration expenses	(52)	(144)	(134)	(16)	(226)	(572)
Depreciation, depletion and amortization and valuation allowances	(1,225)	(905)	(206)	(192)	(455)	(2,983)
Other expenses(1)	(79)	(554)	(17)	(15)	(316)	(981)

Pretax income from producing activities	4,052	2,763	(9)	1,249	610	8,665
Income tax	(2,378)	(1,751)	76	(574)	(277)	(4,904)

Results of oil and gas producing activities	1,674	1,012	67	675	333	3,761

(1)	Including production taxes and, for 2003, FAS No. 143 accretion expense (121 M€ in 2003).

     Company’s share of equity affiliates’ results of oil and gas producing activities:

Year ended December 31, 2003	294
Year ended December 31, 2002	182
Year ended December 31, 2001	335

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Asia	World	Total

	(Amounts in M€)
U.S. GAAP basis
Year ended December 31, 2003
Revenues
Sales to unaffiliated parties	1,994	731	48	1,286	1,722	5,781
Transfers to affiliated parties	4,635	4,679	494	195	623	10,626

Total Revenues	6,629	5,410	542	1,481	2,345	16,407
Production costs	(778)	(562)	(86)	(171)	(240)	(1,837)
Exploration expenses	(40)	(95)	(55)	(35)	(134)	(359)
Depreciation, depletion and amortization and valuation allowances	(1,497)	(872)	(171)	(190)	(590)	(3,320)
Other expenses(1)	(188)	(640)	(14)	(16)	(259)	(1,117)

Pretax income from producing activities	4,126	3,241	216	1,069	1,122	9,774
Income tax	(2,364)	(1,918)	(80)	(498)	(208)	(5,068)

Results of oil and gas producing activities	1,762	1,323	136	571	914	4,706

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Asia	World	Total

	(Amounts in M€)
Year ended December 31, 2002
Revenues
Sales to unaffiliated parties	2,674	600	43	1,240	1,717	6,274
Transfers to affiliated parties	3,884	4,733	262	170	662	9,711

Total Revenues	6,558	5,333	305	1,410	2,379	15,985
Production costs	(904)	(613)	(56)	(190)	(302)	(2,065)
Exploration expenses	(65)	(149)	(53)	(7)	(212)	(486)
Depreciation, depletion and amortization and valuation allowances	(1,653)	(1,027)	(205)	(180)	(601)	(3,666)
Other expenses(1)	(118)	(574)	(11)	(15)	(241)	(959)

Pretax income from producing activities	3,818	2,970	(20)	1,018	1,023	8,809
Income tax	(2,365)	(1,720)	19	(487)	(361)	(4,914)

Results of oil and gas producing activities	1,453	1,250	(1)	531	662	3,895

Year ended December 31, 2001
Revenues
Sales to unaffiliated parties	2,624	439	81	1,460	1,191	5,795
Transfers to affiliated parties	3,566	4,548	386	180	684	9,364

Total Revenues	6,190	4,987	467	1,640	1,875	15,159
Production costs	(782)	(621)	(119)	(168)	(268)	(1,958)
Exploration expenses	(52)	(144)	(134)	(16)	(226)	(572)
Depreciation, depletion and amortization and valuation allowances	(1,395)	(995)	(225)	(192)	(455)	(3,262)
Other expenses(1)	(79)	(554)	(17)	(15)	(316)	(981)

Pretax income from producing activities	3,882	2,673	(28)	1,249	610	8,386
Income tax	(2,283)	(1,699)	56	(574)	(277)	(4,777)

Results of oil and gas producing activities	1,599	974	28	675	333	3,609

(1)	Including production taxes and, for 2003, FAS No. 143 accretion expense (121 M€ in 2003).

     Company’s share of equity affiliates’ results of oil and gas producing activities:

Year ended December 31, 2003	294
Year ended December 31, 2002	182
Year ended December 31, 2001	335

Oil and Gas Reserve Information

      The following summarizes the policies used by the Company in preparing the accompanying oil and gas reserve disclosures, Standardised Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves and the reconciliation of such standardized measure from year to year.

      The definitions used for proved oil and gas reserves, proved developed oil and gas reserves and proved undeveloped reserves are in accordance with the applicable U.S. Security and Exchange Commission regulation, Rule 4-10 of Regulation S-X. Proved reserves are estimated using geological and engineering data to determine

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. This process involves making subjective judgments. Consequently, measures of reserves are not precise and are subject to revision.

      All references in the following tables to reserves or production are to the entire Group’s consolidated net share of such reserves or production. TOTAL’s worldwide proved reserves include the proved reserves of its consolidated subsidiaries as well as its proportionate share of the proved reserves of equity affiliates and two companies accounted for by the cost method.

      The reserve estimates shown below do not include quantities that may or may not be produced, due to changes in economic conditions or pursuant to new technologies. Proved reserves include estimated quantities allowable under production sharing contracts and buy back contracts. These reserve estimates vary with the oil price due to the terms of repayment of the costs provided for in the contracts.

Estimated proved reserves of crude oil and natural gas

      The following tables reflect the estimated proved reserves of crude oil and natural gas as of December 31, 2001, 2002 and 2003, and the changes therein.

	Crude Oil, Condensate and Natural Gas Liquids (Mb)

							Equity
							Affiliates
			North		Rest of		and Non	Total
	Europe	Africa	America	Asia	World	Total	Consolidated	Group

French GAAP and U.S. GAAP basis
Balance as of January 1, 2001	1,174	2,761	40	111	1,325	5,411	1,549	6,960
Revisions of previous estimates	117	250	(5)	(10)	89	441	(40)	401
Extensions, discoveries and other	34	67	—	2	30	133	—	133
Acquisitions of reserves in place	—	3	—	—	—	3	—	3
Sales of reserves in place	(3)	(2)	—	—	—	(5)	—	(5)
Production for the year	(152)	(197)	(2)	(9)	(77)	(437)	(94)	(531)

Balance as of December 31, 2001	1,170	2,882	33	94	1,367	5,546	1,415	6,961

Revisions of previous estimates	62	266	3	1	(59)	273	(35)	238
Extensions, discoveries and other	26	140	—	—	356	522	—	522
Acquisitions of reserves in place	49	1	—	—	41	91	1	92
Sales of reserves in place	(2)	—	—	—	—	(2)	—	(2)
Production for the year	(170)	(214)	(2)	(8)	(100)	(494)	(86)	(580)

Balance as of December 31, 2002	1,135	3,075	34	87	1,605	5,936	1,295	7,231

Revisions of previous estimates	108	53	1	1	245	408	(20)	388
Extensions, discoveries and other	5	55	67	—	127	254	—	254
Acquisitions of reserves in place	—	2	—	—	77	79	—	79
Sales of reserves in place	(6)	(16)	(1)	—	—	(23)	—	(23)
Production for the year	(169)	(221)	(2)	(9)	(102)	(503)	(103)	(606)

Balance as of December 31, 2003	1,073	2,948	99	79	1,952	6,151	1,172	7,323

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

      Minority interests in proved reserves as of (Mb):

December 31, 2001	33	75	—	—	—	108	—	108
December 31, 2002	28	74	—	—	—	102	—	102
December 31, 2003	23	85	—	—	—	108	—	108

      Proved developed reserves as of (Mb):

December 31, 2001	870	1,128	6	53	530	2,587	858	3,445
December 31, 2002	855	1,199	5	52	579	2,690	886	3,576
December 31, 2003	769	1,354	28	50	574	2,775	788	3,563

	Natural Gas (Bcf)

							Equity
							Affiliates
			North		Rest of		and Non	Total
	Europe	Africa	America	Asia	world	Total	Consolidated	Group

French GAAP and U.S. GAAP basis
Balance as of January 1, 2001	7,421	2,370	535	6,547	2,157	19,030	1,675	20,705
Revisions of previous estimates	122	863	(5)	170	67	1,217	97	1,314
Extensions, discoveries and other	118	746	87	74	307	1,332	—	1,332
Acquisitions of reserves in place	—	—	—	—	80	80	—	80
Sales of reserves in place	(20)	—	—	—	—	(20)	—	(20)
Production for the year	(675)	(134)	(81)	(407)	(104)	(1,401)	(81)	(1,482)

Balance as of December 31, 2001	6,966	3,845	536	6,384	2,507	20,238	1,691	21,929

Revisions of previous estimates	212	(157)	57	(56)	132	188	9	197
Extensions, discoveries and other	770	146	11	13	96	1,036	—	1,036
Acquisitions of reserves in place	64	—	—	—	9	73	—	73
Sales of reserves in place	(2)	—	(4)	—	—	(6)	—	(6)
Production for the year	(814)	(137)	(78)	(410)	(131)	(1,570)	(84)	(1,654)

Balance as of December 31, 2002	7,196	3,697	522	5,931	2,613	19,959	1,616	21,575

Revisions of previous estimates	173	54	80	(201)	84	190	66	256
Extensions, discoveries and other	39	—	—	—	2,175	2,214	—	2,214
Acquisitions of reserves in place	—	—	—	—	—	—	—	—
Sales of reserves in place	(3)	—	(28)	—	—	(31)	—	(31)
Production for the year	(834)	(148)	(108)	(421)	(146)	(1,657)	(90)	(1,747)

Balance as of December 31, 2003	6,571	3,603	466	5,309	4,726	20,675	1,592	22,267

      Minority interests in proved reserves as of (Bcf):

December 31, 2001	141	30	—	—	—	171	—	171
December 31, 2002	120	28	—	—	—	148	—	148
December 31, 2003	102	29	—	—	—	131	—	131

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

      Proved developed reserves as of (Bcf):

December 31, 2001	5,185	1,287	294	3,800	934	11,500	1,660	13,160
December 31, 2002	5,362	1,785	385	3,563	965	12,060	1,586	13,646
December 31, 2003	4,862	1,775	348	3,214	1,367	11,566	1,568	13,134

      Company’s share in proved reserves of equity affiliates as of (Bcf):

Year ended December 31, 2001	900
Year ended December 31, 2002	863
Year ended December 31, 2003	878

      Note: the Company’s share in the proved reserves accounted for by the cost method is as follows (Bcf):

Year ended December 31, 2001	791
Year ended December 31, 2002	753
Year ended December 31, 2003	714

Standardized measure of discounted future net cash flows

      The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

1.	estimates of proved reserves and the corresponding production profiles are based on technical and economic conditions at year end;

2.	the estimated future cash flows from proved reserves are determined based on prices at December 31, except in those instances where fixed and determinable price escalations are included in existing contracts;

3.	the future cash flows include estimated production costs (including production taxes), future development costs and asset retirement costs, all estimates are based on year-end technical and economic conditions;

4.	future income taxes are computed by applying the year-end statutory tax rate to future net cash flows after consideration of permanent differences and future income tax credits;

5.	future net cash flows are discounted at a standard rate of 10 percent.

      The principles applied are those required by SFAS 69 and do not necessarily reflect the expectations of real revenues from these reserves, nor their present value; hence, they do not constitute criteria of investment decision. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

      The following is the projected standardized measure of discounted future net cash flows relating to proved oil and gas reserves:

	Consolidated subsidiaries

			North		Rest of
	Europe	Africa	America	Asia	World	Total

	(Amounts in M€)
French GAAP and U.S. GAAP basis
December 31, 2001
Future cash inflows	48,279	60,535	2,356	20,072	25,636	156,878
Future production costs	(7,628)	(12,452)	(478)	(3,386)	(7,183)	(31,127)
Future development costs	(5,691)	(10,687)	(741)	(2,776)	(2,964)	(22,859)
Future net cash flows, before income taxes	34,960	37,396	1,137	13,910	15,489	102,892

Future income taxes	(19,818)	(22,449)	(106)	(6,281)	(4,271)	(52,925)

Future net cash flows, after income taxes	15,142	14,947	1,031	7,629	11,218	49,967
Discount at 10%	(4,909)	(7,464)	(434)	(3,779)	(5,587)	(22,173)

Standardized measure of discounted future net cash flows	10,233	7,483	597	3,850	5,631	27,794

December 31, 2002
Future cash inflows	52,482	87,137	3,189	18,895	38,162	199,865
Future production costs	(7,730)	(13,263)	(437)	(2,998)	(9,793)	(34,221)
Future development costs	(5,916)	(10,904)	(337)	(3,573)	(3,678)	(24,408)
Future net cash flows, before income taxes	38,836	62,970	2,415	12,324	24,691	141,236

Future income taxes	(22,908)	(36,693)	(321)	(5,496)	(7,286)	(72,704)

Future net cash flows, after income taxes	15,928	26,277	2,094	6,828	17,405	68,532
Discount at 10%	(5,884)	(12,190)	(688)	(3,068)	(9,472)	(31,302)

Standardized measure of discounted future net cash flows	10,044	14,087	1,406	3,760	7,933	37,230

December 31, 2003
Future cash inflows	44,136	69,191	3,507	14,315	39,544	170,693
Future production costs	(6,862)	(12,423)	(901)	(2,143)	(9,855)	(32,184)
Future development costs	(6,317)	(9,645)	(417)	(2,269)	(4,784)	(23,432)
Future net cash flows, before income taxes	30,957	47,123	2,189	9,903	24,905	115,077

Future income taxes	(20,241)	(25,960)	(379)	(4,233)	(7,037)	(57,850)

Future net cash flows, after income taxes	10,716	21,163	1,810	5,670	17,868	57,227
Discount at 10%	(3,389)	(10,151)	(691)	(2,575)	(11,303)	(28,109)

Standardized measure of discounted future net cash flows	7,327	11,012	1,119	3,095	6,565	29,118

      Company’s share of equity investees’ standardized measure of discounted future net cash flows as of:

Year ended December 31, 2001	2,247
Year ended December 31, 2002	1,257
Year ended December 31, 2003	1,805

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited) — (Continued)

Changes in the standardized measure of discounted future net cash flows

      The following table reflects the changes in standardized measure of discounted future net cash flows for each of the years 2003, 2002 and 2001:

	For the year ended December 31,

	2003	2002	2001

	(amounts in M€)
French GAAP and U.S. GAAP basis
Consolidated
Beginning of year	37,230	27,794	33,545
Sales and transfers, net of production costs and other expenses	(14,870)	(11,792)	(11,950)
Net change in sales and transfer prices, net of production costs and other expenses	(13,453)	17,687	(11,190)
Extensions, discoveries and improved recovery, net of future production and development costs	1,997	2,394	932
Changes in estimated future development costs	832	1,544	(2,285)
Previously estimated development costs incurred during the year	3,987	4,168	4,205
Revisions of previous quantity estimates	(1,109)	(428)	(565)
Accretion of discount	3,723	2,779	3,355
Net change in income taxes	10,778	(7,633)	11,734
Purchases of reserves in place	190	716	(5)
Sales of reserves in place	(187)	1	18

End of year	29,118	37,230	27,794

      Up to December 31, 2002 the line “Previously estimated development costs incurred during the year” carried the exact same amount as the line “Development costs” of the “Cost incurred” table. As of December 31, 2003, presentation of this table has been changed to indicate the amounts in the future net cash flows as they had been estimated in the previous year.

      The same change of presentation has been made for the line “Sales and transfers, net of production costs and other expenses”.

      The amounts displayed for 2002 and 2001 have been modified accordingly.

SCHEDULE II

TOTAL

VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to	Charged to		Balance at
	beginning of	other	costs and		end of
	period	accounts(1)	expenses	Deductions(2)	period

	(Amounts in M€)
VALUATION AND QUALIFYING ACCOUNTS DEDUCTED FROM THE RELATED ASSETS ACCOUNTS
2003
Investments and other non-current assets(3)	1,555	(166)	93	148	1,334
Inventories (including reserve for crude oil price changes)	2,239	(55)	—	276	1,908
Accounts receivable	555	(40)	3	—	518
Marketable securities	—	—	—	—	—
Other current assets	54	(5)	—	7	42

Total	4,403	(266)	96	431	3,802

2002
Investments and other non-current assets(3)	1,700	(74)	162	233	1,555
Inventories (including reserve for crude oil price changes)	1,552	(5)	810	118	2,239
Accounts receivable	557	(39)	137	100	555
Marketable securities	—	—	—	—	—
Other current assets	56	(13)	15	4	54

Total	3,865	(131)	1,124	455	4,403

2001
Investments and other non-current assets(3)	1,292	278	363	233	1,700
Inventories (including reserve for crude oil price changes)	3,018	22	124	1,612	1,552
Accounts receivable	546	(15)	155	129	557
Marketable securities	—	—	—	—	—
Other current assets	50	4	11	9	56

Total	4,906	289	653	1,983	3,865

LONG-TERM LIABILITIES
2003
Employee benefits	4,103	(117)	419	587	3,818
Other liabilities and deferred income taxes	12,267	(396)	1,709	2,073	11,507

Total	16,370	(513)	2,128	2,660	15,325

2002
Employee benefits	3,355	869	274	395	4,103
Other liabilities and deferred income taxes	12,354	(335)	2,188	1,940	12,267

Total	15,709	534	2,462	2,335	16,370

2001
Employee benefits	3,669	512	423	1,249	3,355
Other liabilities and deferred income taxes	10,707	313	2,804	1,470	12,354

Total	14,376	825	3,227	2,719	15,709

(1)	Amounts charged to other accounts includes (i) minimum liability adjustments and (ii) currency translation adjustments.

(2)	Deductions correspond to (i) amounts reversed into income, which offset charges for which the reserves were created (ii) adjustments to deferred tax assets and liabilities and (iii) adjustments in our replacement cost reserve.

(3)	The breakdown between investments and other non current assets is as follows:

S-1

SCHEDULE II

TOTAL

VALUATION AND QUALIFYING ACCOUNTS — (Continued)

	As of December 31,

	2003	2002	2001

	(amounts in M€)
Investments	834	844	712
Other non current assets	500	711	988

	1,334	1,555	1,700

S-2