Form 20-F
period 2005-12-31
TOTAL SA
filed 2006-04-20
CIK 879764

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-10888

TOTAL S.A.

(Exact Name of Registrant as Specified in Its Charter)

N/A	Republic of France
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

TOTAL S.A.

2, place de la Coupole

La Défense 6

92400 Courbevoie

France

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Shares American Depositary Shares	New York Stock Exchange* New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

615,116,296 Shares, nominal value €10.00 each, as of December 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

Basis of Presentation

In general, financial information included in this Annual Report is presented according to International Financial Reporting Standards (IFRS) as adopted by the European Union.

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

Additional Information

This Annual Report on Form 20-F reports information primarily regarding TOTAL’s business and operations and financial information relating to the fiscal year ended December 31, 2005. For more recent updates regarding TOTAL, you may read and copy any reports, statements or other information TOTAL files with the Securities and Exchange Commission. All of TOTAL’s Securities and Exchange Commission filings made after December 31, 2001 are available to the public at the Securities and Exchange Commission web site at http://www.sec.gov and from certain commercial document retrieval services. Our website at http://www.total.com includes information about our businesses and also includes recent press releases and other publications of TOTAL, including some of our filings with the Securities and Exchange Commission made prior to December 31, 2001. See also “Item 10. Additional Information — Documents on Display”.

CERTAIN TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The total area, expressed in acres, over which TOTAL has interests in exploration or production.

“ADRs”	American Depositary Receipts evidencing ADSs.

“ADSs”	American Depositary Shares representing the shares of TOTAL S.A.

“barrels”	Barrels of crude oil, including condensate and natural gas liquids.

“Company”	TOTAL S.A.

“condensate”	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil, including condensate and natural gas liquids.

“Group”	TOTAL S.A. and its subsidiaries and affiliates. The terms TOTAL and Group are used interchangeably.

“hydrocracker”	A refinery unit which uses a catalyst and extraordinary high pressure, in the presence of surplus hydrogen, to shorten molecules.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“proved reserves”	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions. The full definition of “proved reserves” which we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the Securities and Exchange Commission is found in Rule 4-10 of Regulation S-X under the U.S. Securities Act of 1933, as amended.

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

“steam cracker”	A petrochemical plant that turns naphta and light hydrocarbons into ethylene, propylene, and other chemical raw materials.

“TOTAL”	TOTAL S.A. and its subsidiaries and affiliates. We use such term interchangeably with the term Group. When we refer to the parent holding company alone, we use the term TOTAL S.A. or the Company.

“trains”	Facilities for converting, liquefying, storing and off-loading natural gas.

“TRCV”	An aggregate margin for topping, reforming, cracking, visbreaking in Western Europe developed and used internally by TOTAL’s management as an indicator of refining margins.

“turnarounds”	Temporary shutdowns of facilities for maintenance, overhaul and upgrading.

ABBREVIATIONS

b	barrel	k	thousand
cf	cubic feet	M	million
boe	barrel of oil equivalent	B	billion
t	metric ton	W	watt
m3	cubic meter	TWh	terawatt-hour
/y	per year	Wp	watt peak

CONVERSION TABLE

1 acre	= 0.405 hectares
1 b	= 42 U.S. gallons
1 boe	= 1 b of crude oil	= 5,460 cf of gas in 2003 5,497 cf of gas in 2004 and 5,507 cf of gas in 2005(1)
1 b/d of crude oil	= approximately 50 t/y of crude oil

1 Bm3/y	= approximately 0.1 Bcf/d

1 m3	= 35.3147 cf

1 kilometer	= approximately 0.62 miles

1 ton	= 1 t	= 1,000 kilograms (approximately 2,205 pounds)

1 ton of crude oil	= 1 t of crude oil	= approximately 7.5b of crude oil (assuming a specific gravity of 37 API)

1 t of LNG	= approximately 8.9 boe	= approximately 48 Mcf of gas

1 Mt/y LNG		= approximately 133 Mcf/d

(1)	Natural gas is converted to barrels of oil equivalent using a ratio of cubic feet of natural gas per one barrel. This ratio is based on the actual average equivalent energy content of the TOTAL’s natural gas reserves during the applicable periods, and is subject to change. The tabular conversion rate is applicable to TOTAL’s natural gas reserves on a group-wide basis.

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

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals,
•	changes in currency exchange rates and currency devaluations,
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL,
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities,
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals,
•	changes in the current capital expenditure plans of TOTAL,
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies,
•	the financial resources of competitors,
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations,
•	the quality of future opportunities that may be presented to or pursued by TOTAL,
•	the ability to generate cash flows or obtain financing to fund growth and the cost of such financing,
•	the ability to obtain governmental or regulatory approvals,
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters,
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures,
•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities,
•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL, and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data for TOTAL on the basis of International Financial Reporting Standards (IFRS) as adopted by the European Union as of December 31, 2005 for the two-year period ended December 31, 2005 and in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”) for the five-year period ended December 31, 2005. TOTAL’s consolidated financial statements as of and for the years ended December 31, 2005 and 2004 would not have been different if presented under “IFRS as published by the International Accounting Standards Board (IASB)” or under “IFRS as adopted by the EU”. The historical consolidated financial statements of TOTAL for these periods, from which the financial data presented below for such periods are derived, have been audited by Ernst & Young Audit and KPMG S.A., independent registered public accounting firms and the Company’s auditors. All such data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere herein.

The presentation of financial information is made on the following basis: Pursuant to IFRS 1, “First-time adoption of International Financial Reporting Standards”, the Group has chosen to apply the exemption not to restate business combinations that occurred before January 1, 2004. Consequently, the 1999 Total/PetroFina and the 2000 TotalFina/Elf Aquitaine combinations have been treated as pooling-of-interests under IFRS. Under U.S. GAAP, both combinations are treated as purchases. The Company acquired the remaining shares of PetroFina in the first quarter of 2002 leading to a decrease in minority interests in that quarter (PetroFina was 99.6% owned as of December 31, 2001).

SELECTED CONSOLIDATED FINANCIAL DATA

	2005		2004	2003	2002	2001
	(in millions, except per share data)
INCOME STATEMENT DATA Amounts in accordance with IFRS
Revenues from sales	€122,618		€100,481	n/a	n/a	n/a
Operating Income	24,047		16,686	n/a	n/a	n/a
Net income, Group share	12,273		10,868	n/a	n/a	n/a
Basic earnings per Share	20.91		17.99	n/a	n/a	n/a
Diluted earnings per Share	20.78		17.92	n/a	n/a	n/a
Amounts in accordance with U.S. GAAP(1)
Sales	€122,618		€100,481	€85,585	€84,883	€105,318	(5)
Net income	11,597	(2)	7,221	6,103	6,264	5,271
Basic earnings per Share	19.76		11.95	9.81	9.60	7.73
Diluted earnings per Share	19.64		11.90	9.77	9.53	7.68

CASH FLOW STATEMENT DATA(3) Amounts in accordance with IFRS
Cash flows provided by operating activities	€14,669		€14,662	n/a	n/a	n/a
Investments(4)	11,195		8,904	n/a	n/a	n/a
Amounts in accordance with U.S. GAAP(1)
Cash flows provided by operating activities	€14,303		€14,055	€12,144	€10,574	€11,782
Investments	10,829		8,294	7,385	8,225	10,045

BALANCE SHEET DATA Amounts in accordance with IFRS
Total assets	€106,144		€86,767	n/a	n/a	n/a
Non-current financial debt	13,793		11,289	n/a	n/a	n/a
Minority interests	838		810	n/a	n/a	n/a
Shareholders’ equity – Group share	40,645		31,608	n/a	n/a	n/a
Amounts in accordance with U.S. GAAP(1)
Total assets	€140,972		€122,237	€120,151	€124,873	€128,596
Non-current debt	13,573		11,140	10,883	9,533	10,860
Minority interests	835		645	666	731	782
Shareholders’ equity	73,055		65,108	66,527	69,096	71,260

DIVIDENDS
Dividend per share	€6.48		€5.40	€4.70	€4.10	€3.80

(1)	For information concerning the differences between IFRS and U.S. GAAP, see Note 4 of the Notes to the Consolidated Financial Statements included elsewhere herein.
(2)	Including changes in accounting policies, as described in Note 4 of the Notes to the Consolidated Financial Statements included elsewhere herein.
(3)	See Consolidated Statement of Cash Flows included in the Consolidated Financial Statements included elsewhere herein.
(4)	Consists of capital expenditures, exploration costs, subsidiaries acquired and licenses granted.
(5)	Sales under U.S. GAAP in 2001 not restated for EITF 02-3 adjustments.

EXCHANGE RATE INFORMATION

For information regarding the effects of currency fluctuations on TOTAL’s results, see “Item 5. Operating and Financial Review and Prospects.”

Most currency amounts in this Annual Report on Form 20-F are expressed in euros (“euros” or “€”) or in U.S. dollars (“dollars” or “$”). For the convenience of the reader, this Annual Report on Form 20-F presents certain translations into dollars of certain euro amounts. Unless otherwise stated, the translation of euros to dollars has been made at the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by The Federal Reserve Bank of New York (the “Noon Buying Rate”) for December 30, 2005, of $1.18 per € 1.00 (or € 0.84 per $1.00).

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

DOLLAR/EURO EXCHANGE RATES

Year	Average Rate(1)
2001	0.89
2002	0.95
2003	1.13
2004	1.25
2005	1.24

(1)	The average of the Noon Buying Rate expressed in dollars per euro on the last business day of each full month during the relevant year.

The table below shows the high and low dollar/euro exchange rates for the previous six months based on the Noon Buying Rate expressed in dollars per euro.

DOLLAR/EURO EXCHANGE RATES

Period	High	Low
October 2005	1.21	1.19
November 2005	1.21	1.17
December 2005	1.20	1.17
January 2006	1.23	1.20
February 2006	1.21	1.19
March 2006	1.22	1.19

The Noon Buying Rate on April 17, 2006 for the dollar against the euro was $1.23 per € 1.00.

RISK FACTORS

The Group and its businesses are subject to various risks relating to changing competitive, economic, political, legal, social, industry, business and financial conditions. These conditions along with TOTAL’s approaches to managing certain of these risks are described below and discussed in greater detail elsewhere, in this Annual Report, particularly under the headings “Item 4. Information on the Company — Business Overview — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

Substantial or extended declines in oil and natural gas prices would adversely affect our results of operations by reducing our profits. For the year 2006, we estimate that a decrease of $1 per barrel in the price of Brent crude would have the effect of reducing our annual net income by approximately 0.17 B€. Lower oil and natural gas prices over prolonged periods may also reduce the economic viability of projects planned or in development, causing us to cancel or postpone capital expansion projects, and may reduce liquidity, thereby potentially decreasing our ability to finance capital expenditures. If we are unable to follow through with capital expansion projects, our opportunities for future revenue and profitability growth would be reduced, which could materially impact our financial condition.

We face foreign exchange risks that could adversely affect our results of operations.

Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, the international currency of petroleum sales, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S. dollar and euro or other currencies may adversely affect our business by negatively impacting our booked revenues and income. For the year 2006, we estimate that a decrease in the dollar/euro exchange rate of $0.10 per € 1.00 would have, without the use of hedging techniques, a corresponding negative effect on our annual net income of approximately 0.8 B€.

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

A significant portion of our oil and gas production occurs in unstable regions around the world, most significantly Africa, but also the Middle East, Asia/Far East and South America. Approximately 31%, 16%, 10% and 10%, respectively, of our 2005 production came from these four regions. In recent years, a number of the countries in these regions have experienced varying degrees of one or more of the following: economic instability, political volatility, civil war, violent conflict and social unrest. In Africa, certain of the countries in which we have production has recently suffered from some of these conditions. The Middle East in general has recently suffered increased political volatility in connection with violent conflict and social unrest. A number of countries in South America where we have production and other facilities, including Argentina and Venezuela, have suffered from political or economic instability and social unrest and related problems. In the Far East, Indonesia has suffered the majority of these conditions. Any of these conditions alone or in combination could disrupt our operations in any of these regions, causing substantial declines in production. Furthermore, in addition to current production, we are also exploring for and developing new reserves in other regions of the world that are historically characterized by political, social and economic instability, such as the Caspian Sea region where we have a number of large projects currently underway. The occurrence and magnitude of incidents related to economic, social and political instability are unpredictable. It is possible that they could have a material adverse impact on our production and operations in the future.

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

We incur, and expect to continue to incur, substantial capital and operating expenditures to comply with increasingly complex laws and regulations covering the protection of the natural environment and the promotion of worker health and safety, including:

•	costs to prevent, control, eliminate or reduce certain types of air and water emissions,
•	remedial measures related to environmental contamination or accidents at various sites, including those owned by third parties,
•	compensation of persons claiming damages caused by our activities or accidents, and
•	costs in connection with the decommissioning of drilling platforms and other facilities.

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

We have activities in certain countries which are subject to U.S. sanctions and our activities in Iran could lead to sanctions under relevant U.S. legislation.

We currently have investments in Iran and, to a lesser extent, Syria and Sudan. U.S. legislation and regulations currently impose sanctions on these countries.

In the case of Iran, the United States adopted the Iran Libya Sanctions Act (referred to as “ILSA”) implementing sanctions against those countries with the objective of denying Iran and Libya the ability to support acts of international terrorism and fund the development or acquisition of weapons destruction. In 2001, ILSA was extended until August 2006. In April 2004, the President of the United States terminated the application of ILSA with respect to Libya. ILSA authorizes the President of the United States to impose sanctions (from a list that includes denial of financing by the U.S. export-import bank and limitations on the amount of loans or credits available from U.S. financial institutions) against persons found by the President to have knowingly made investments in Iran of $20 million or more in any twelve-month period. In May 1998, the U.S. government waived the application of sanctions for TOTAL’s investment in the South Pars gas field in Iran. This waiver, which has not been modified since it was granted, does not address TOTAL’s other activities in Iran, although TOTAL has not been notified of any related sanctions. At the end of 1996, the Council of the European Union adopted Council Regulation No. 2271/96 which prohibits TOTAL from complying with any requirement or prohibition based on or resulting directly or indirectly from certain enumerated legislation, including ILSA. It also prohibits TOTAL from extending its waiver for South Pars to other activities. In each of the years since the passage of ILSA, TOTAL has made investments in Iran (excluding South Pars) in excess of $20 million, sometimes substantially exceeding this figure. In 2005, TOTAL’s average daily production in Iran amounted to 23 kboe/d, approximately 1.0% of its average daily worldwide production. TOTAL expects to continue to invest amounts significantly in excess of $20 million per year in Iran in the foreseeable future. TOTAL cannot predict interpretations of or the implementation policy of the U.S. government under ILSA with respect to its current or future activities in Iran. It is possible that the United States may determine that these or other activities will constitute activity prohibited by ILSA and will subject TOTAL to sanctions. TOTAL does not believe that enforcement of ILSA, including the imposition of the maximum sanctions under the current law and regulations, would have a material negative effect on its results of operations or financial condition.

Furthermore, the United States currently imposes economic sanctions, which are administered by the U.S. Treasury Department’s Office of Foreign Assets Control and which apply to U.S. persons, with the objective of denying certain countries, including Iran, Syria and Sudan, the ability to support international terrorism and, additionally in the case of Iran and Syria, to pursue weapons of mass destruction and missile programs. TOTAL does not believe that these sanctions are applicable to any of its activities in these countries.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

TOTAL, a French société anonyme incorporated on March 28, 1924, together with its subsidiaries and affiliates, is the fourth largest publicly-traded integrated oil and gas company in the world, based on market capitalization. With operations in more than 130 countries, TOTAL engages in all aspects of the petroleum industry, including upstream operations (oil and gas exploration, development and production, LNG) and downstream operations (refining, marketing and the trading and shipping of crude oil and petroleum products). TOTAL also produces base chemicals (petrochemicals and fertilizers), cholorochemicals, intermediates, performance polymers (organized under Arkema since October 2004) and specialty chemicals for the industrial and consumer markets. In addition, TOTAL has interests in the coal mining and power generation sectors, as well as a financial interest in the pharmaceutical sector (Sanofi-Aventis).

TOTAL began its upstream operations in the Middle East in 1924. Since that time, the Group has grown and expanded its operations worldwide. In early 1999 the Group acquired control of PetroFina S.A. (“PetroFina” or “Fina”) and in early 2000, the Group acquired control of Elf Aquitaine S.A. (“Elf Aquitaine” or “Elf”). The Company currently owns 99.5% of Elf Aquitaine shares and, since early 2002, 100% of PetroFina shares. The Group, which operated under the name TotalFina from June 1999 to March 2000, and then under the name TotalFinaElf, since May 2003, operates once again under the name TOTAL.

TOTAL’s strategy is to grow its upstream activities throughout the world, including reinforcing its position as one of the global leaders in the natural gas and LNG markets; to develop and adapt its refining system and consolidate its position in the marketing segment in Europe, while expanding its positions in the Mediterranean basin, African and Asian markets; and to rationalize and develop its chemicals portfolio by giving priority to improving profitability and to creating a new decentralized entity encompassing the Vinyl Products, Industrial Chemicals, and Performance Products activities. This entity, named Arkema, was created on October 1, 2004 and is expected to become a stand-alone entity when the Company’s shareholders vote on a proposed spin-off, thereby allowing the Group to focus its Chemicals activities on petrochemicals (base chemicals and polymers) and specialty chemicals.

The Company’s principal address is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France; its telephone number is (011) 331-4744-4546 and its website is www.total.com.

Basis of Presentation of Financial Information

In general, financial information included in this Annual Report is presented according to International Financial Reporting Standards (IFRS) as adopted by the European Union as of December 31, 2005. TOTAL’s consolidated financial statements as of and for the years ended December 31, 2005 and 2004 would not have been different if presented under “IFRS as published by the International Accounting Standards Board” or under “IFRS as adopted by the European Union”.

BUSINESS OVERVIEW

TOTAL’s worldwide operations are conducted through three business segments: Upstream, Downstream, and Chemicals. The table below gives information on the geographic breakdown of TOTAL’s activities and is taken from Note 6 of the Notes to the Consolidated Financial Statements included in this Annual Report.

	France	Rest of Europe	North America	Africa	Far East and Rest of the World	Total
	(in millions of euros)
Year ended December 31, 2005
Non-Group sales	36,406	55,419	19,093	8,304	23,946	143,168
Property, plant and equipment and intangible assets, net	6,300	14,148	4,748	9,546	10,210	44,952
Total expenditures	1,967	2,178	1,691	2,858	2,501	11,195

Year ended December 31, 2004
Non-Group sales	32,400	46,616	17,986	6,114	18,882	121,998
Property, plant and equipment and intangible assets, net	5,724	13,859	3,096	7,322	8,081	38,082
Total expenditures	2,125	2,060	762	2,004	1,953	8,904

UPSTREAM

Overview of Upstream Activities

TOTAL’s Upstream segment conducts all of the Group’s exploration and production activities. In 2005, this segment conducted exploration and production activities in 41 countries and produced oil or gas in 29 of these countries. (See “Presentation of Production Activities by Geographic Area” below.)

The Upstream segment also includes the Group’s Gas & Power activities and the management of the Group’s interests in LNG and LPG processing plants. With the Upstream segment’s Gas & Power business activities, the Group can conduct its natural gas activities along the entire value chain, both in the more traditional E&P field development and production activities and in newer businesses such as gas liquefaction, transportation, marketing, trading and power generation.

The table below presents non-Group segment sales, adjusted operating income and adjusted net operating income for TOTAL’s Upstream segment for the periods indicated.

UPSTREAM SEGMENT FINANCIAL DATA(1)

	For the Year Ended December 31,
	2005	2004
	(in millions of euros)
Non-Group sales	20,888	15,037
Adjusted operating income	18,421	12,844
Adjusted net operating income	8,029	5,859

(1)	See “Item 5. Operating and Financial Review and Prospects — Results by Business Segment 2005 Compared to 2004 — Upstream” and Note 5 of the Notes to the Consolidated Financial Statements included in this Annual Report for more detailed information on the Upstream segment together with a description of adjustments.

Exploration & Production

Exploration and development

TOTAL evaluates exploration opportunities based on a variety of geological, technical, political and economic factors (including taxes and concession terms), as well as on projected oil and gas prices. Discoveries and extensions of existing discoveries accounted for approximately 73% of the 2,607 Mboe added to the Upstream segment’s proved reserves during the three-year period ended December 31, 2005 (before deducting production and sales of reserves in place and adding any acquisitions of reserves in place during this period). The remaining 27% comes from revisions.

TOTAL continued to follow an active exploration program in 2005, with exploration expenditures of consolidated subsidiaries amounting to 644 M€ (including unproved property acquisition costs). The principal exploration expenditures were made in Nigeria, Angola, the UK, Norway, Congo, the United States, Libya, Algeria, Argentina, Kazakhstan, Colombia, Indonesia and the Netherlands. In 2004, the Group’s exploration expenditures amounted to 651 M€, principally in the United States, Nigeria, Angola, the UK, Libya, Algeria, Congo, Kazakhstan, Norway, Bolivia, the Netherlands, Colombia and Indonesia. In 2003, exploration expenditures were principally in Nigeria, Kazakhstan, the United States, Libya, Angola, the UK, the Netherlands, Norway, Bolivia, Algeria, Congo, Brunei, Brazil and Venezuela.

The development expenditures of the Group’s consolidated Exploration & Production subsidiaries amounted to 5.2 B€ in 2005, primarily in Norway, Angola, Nigeria, Kazakhstan, Indonesia, the UK, Qatar, Congo, Azerbaijan, Gabon, Canada and Yemen. 2004 development expenditures amounted to 4.1 B€. The principal development investments for 2004 were carried out in Norway, Angola, Nigeria, Indonesia, Kazakhstan, the UK, Qatar, Azerbaijan, the United States, Gabon, Congo, Libya, Trinidad & Tobago, Venezuela and Iran. In 2003, development expenditures were made principally in Norway, Angola, Nigeria, Indonesia, the United States, Iran, the UK, Gabon, Azerbaijan, Qatar, Congo and Venezuela.

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

The estimation of proved reserves is controlled by the Group through established validation guidelines. Reserves evaluations are established annually by senior level geoscience and engineering professionals (assisted by a central reserves group with significant technical experience) including reviews with and validation by senior management. Significant features of the reserves estimation process include internal peer reviews of technical evaluations also to ensure that the SEC definitions and guidance are followed, and a requirement that management make significant funding commitments toward the development of the reserves prior to booking.

TOTAL’s oil and gas reserves are reviewed annually to take into account, among other things, production levels, field reassessments, the addition of new reserves from discoveries and acquisitions, disposals of reserves and other economic factors. Unless otherwise indicated, references to TOTAL’s proved reserves, proved developed reserves, proved undeveloped reserves and production reflect the entire Group’s share of such reserves or production. TOTAL’s worldwide proved reserves include the proved reserves of its consolidated subsidiaries as well as its proportionate share of the proved reserves of equity affiliates and of two companies accounted for by the cost method. For further information concerning changes in TOTAL’s proved reserves at December 31, 2005, 2004 and 2003, see “Supplemental Oil and Gas Information (Unaudited)”, included elsewhere herein.

Rule 4-10 of Regulation S-X requires the use of the year-end price, as well as existing operating conditions, to determine reserve quantities. Reserves at year-end 2005 have been determined based on the Brent price on December 31, 2005 ($58.21/b). As of December 31, 2005, TOTAL’s combined proved reserves of crude oil and natural gas were 11,106 Mboe (of which 50% were proved developed reserves). Liquids represented approximately 59% of these reserves and natural gas the remaining 41%. These reserves are located primarily in Europe (Norway, the UK, the Netherlands, Italy and France), Africa (Nigeria, Angola, Congo, Gabon, Libya, Algeria, and Cameroon), Asia and the Far East (Indonesia, Myanmar, Thailand and Brunei), North America (Canada and the United States), the Middle East (United Arab Emirates, Qatar, Yemen, Oman, Iran and Syria), South America (Venezuela, Argentina, Bolivia, Trinidad & Tobago and Colombia), and the Commonwealth of Independent States (CIS) (Kazakhstan, Azerbaijan and Russia).

As of December 31, 2004, TOTAL’s combined proved reserves of crude oil and natural gas were 11,148 Mboe (of which 51% were proved developed reserves). Liquids represented approximately 63% of these reserves and natural gas the remaining 37%. These reserves were located primarily in Europe (Norway, the UK, the Netherlands, Italy and France), Africa (Nigeria, Angola, Congo, Gabon, Algeria, Libya and Cameroon), Asia and the Far East (Indonesia, Myanmar, Thailand and Brunei), North America (United States and Canada), the Middle East (United Arab Emirates, Qatar, Oman, Iran, Syria and Yemen), South America (Venezuela, Argentina, Bolivia, Trinidad & Tobago and Colombia) and the CIS (Kazakhstan, Azerbaijan and Russia).

As of December 31, 2003, TOTAL’s combined proved reserves of crude oil and natural gas were 11,401 Mboe (of which 52% were proved developed reserves). Liquids represented approximately 64% of these reserves and natural gas the remaining 36%. These reserves were located primarily in Europe (Norway, the UK, the Netherlands, France and Italy), Africa (Nigeria, Angola, Algeria, Congo, Gabon, Libya and Cameroon), Asia and the Far East (Indonesia, Thailand, Myanmar and Brunei), North America (United States and Canada), the Middle East (United Arab Emirates, Oman, Iran, Qatar, Syria and Yemen), South America (Venezuela, Argentina, Bolivia, Colombia and Trinidad & Tobago) and the CIS (Kazakhstan, Azerbaijan and Russia).

Proved reserves are the estimated quantities of TOTAL’s entitlement under concession contracts, production sharing agreements or buy-back agreements. These estimated quantities may vary depending on oil and gas prices. An increase in the year-end price has the effect of reducing proved reserves associated with production sharing or buy-back agreements (which represent approximately 28% of TOTAL’s reserves as of December 31, 2005). Under such contracts, TOTAL is entitled to receive a portion of the production, calculated so that its sale should cover expenses incurred by the Group. With higher oil prices, the volume of entitlement necessary to cover the same amount of expenses is lower. This reduction is partially offset by an extension of the duration over which fields can be produced economically. However, the increase in reserves due to extensions is smaller than the decrease in reserves under production sharing or buy-back agreements. For this reason, a higher year-end price translates into a decrease in TOTAL’s reserves.

The table below sets forth the amount of TOTAL’s worldwide proved reserves as of the dates indicated (including both developed and undeveloped reserves).

TOTAL’s PROVED RESERVES(1)

	Liquids (Mb)	Natural Gas (Bcf)	Combined (Mboe)
December 31, 2003	7,323	22,267	11,401
Percent change from December 31, 2002	1.3%	3.2%	1.8%
December 31, 2004	7,003	22,785	11,148
Percent change from December 31, 2003	-4.3%	2.3%	-2.2%
December 31, 2005	6,592	24,750	11,106
Percent change from December 31, 2004	-5.9%	8.6%	-0.4%

(1)	Includes TOTAL’s proportionate share of the proved reserves of equity affiliates and of two companies accounted for by the cost method. See “Supplemental Oil and Gas Information (Unaudited)”, included elsewhere herein.

Production

TOTAL’s average daily production of liquids and natural gas was 2,489 kboe/d in 2005, down 3.7% from 2,585 kboe/d in 2004 (approximately 3% from the increase in oil and gas prices and approximately 0.5% from production shutdowns in the Gulf of Mexico due to hurricane damage, particularly from Hurricane Katrina). In 2003, average production amounted to 2,539 kboe/d. Liquids accounted for approximately 65% and natural gas accounted for approximately 35% of TOTAL’s combined liquids and natural gas production in 2005 on an oil equivalent basis.

The table below sets forth by geographic area TOTAL’s average daily production of crude oil and natural gas for each of the last three years.

PRODUCTION BY GEOGRAPHIC AREA

	2005			2004			2003
Consolidated affiliates	Liquids (kb/d)	Natural Gas (Mcf/d)	Total kboe/d	Liquids (kb/d)	Natural Gas (Mcf/d)	Total kboe/d	Liquids (kb/d)	Natural Gas (Mcf/d)	Total kboe/d
Africa	672	418	751	693	440	776	612	404	689

Algeria	38	141	64	42	160	72	48	194	85
Angola	144	23	148	159	27	164	156	—	156
Cameroon	12	2	12	13	—	13	14	—	14
Congo	91	20	95	87	21	90	91	—	91
Gabon	94	26	98	99	27	104	104	9	105
Libya	84	—	84	62	—	62	42	—	42
Nigeria	209	206	250	231	205	271	157	201	196

Asia/Far East	29	1,254	248	31	1,224	245	25	1,156	232

Brunei	3	54	13	3	58	14	2	61	14
Indonesia	20	890	182	22	854	177	18	791	168
Myanmar	—	109	13	—	110	14	—	132	16
Thailand	6	201	40	6	202	40	5	172	34

CIS	8	2	9	9	—	9	8	—	8

Russia	8	2	9	9	—	9	8	—	8

Europe	390	2,063	770	424	2,218	832	460	2,286	880

France	7	117	29	9	143	35	10	153	38
Netherlands	1	283	51	1	330	59	1	324	58
Norway	247	734	383	263	775	406	276	703	405
United Kingdom	135	929	307	151	970	332	173	1,106	379

Middle East	98	28	103	110	39	117	140	37	146

Iran	23	—	23	26	—	26	50	—	50
Qatar	31	3	31	31	1	31	29	1	29
Syria	22	18	25	30	32	36	34	36	40
U.A.E	14	7	16	16	6	17	19	—	19
Yemen	8	—	8	7	—	7	8	—	8

North America	9	174	41	16	241	61	4	294	59

Canada	<1	—	<1	—	—	—	—	—	—
United States	9	174	41	16	241	61	4	294	59

South America	143	586	247	128	474	213	130	363	196

Argentina	11	351	74	11	325	70	12	284	64
Bolivia	3	97	21	3	82	18	2	51	11
Colombia	19	38	26	24	32	30	32	28	37
Trinidad & Tobago	12	2	13	—	—	—	—	—	—
Venezuela	98	98	113	90	35	95	84	—	84

Total consolidated production	1,349	4,525	2,169	1,411	4,636	2,253	1,379	4,540	2,210

Equity and non-consolidated affiliates
Africa(1)	24	4	25	37	4	37	34	—	34
Middle East(2)	248	251	295	247	254	295	248	246	295

Total equity and non-consolidated affiliates	272	255	320	284	258	332	282	246	329

Worldwide production	1,621	4,780	2,489	1,695	4,894	2,585	1,661	4,786	2,539

(1)	Essentially TOTAL’s share of Cepsa’s production in Algeria
(2)	Essentially TOTAL’s share in production from concessions in the U.A.E.

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

As in 2004 and 2003, substantially all of the crude oil production from TOTAL’s E&P activities in 2005 was marketed by the Trading-Shipping activities of its Downstream segment. See “Downstream — Trading-Shipping”. The majority of TOTAL’s natural gas production is sold under long-term contracts. However, its North American production is sold on a spot basis as is part of its production from the United Kingdom, Norway and Argentina. The long-term contracts under which TOTAL sells its natural gas and LNG production usually provide for a price related to, among other factors, average crude oil and other petroleum product prices as well as, in some cases, a cost of living index. Although the price of natural gas and LNG tends to fluctuate in line with crude oil prices, there is a delay before changes in crude oil prices are reflected in long-term natural gas prices. Because of the relationship between the contract price of natural gas and crude oil prices, contract prices are not generally affected by short-term market fluctuations in the spot price of natural gas.

Presentation of Production Activities by Geographic Area

The table below sets forth by geographic area TOTAL’s principal producing fields, the year in which TOTAL’s activities commenced, the type of production and whether TOTAL is operator of the field.

MAIN PRODUCING FIELDS AT DECEMBER 31, 2005(1)

	Year of entry into the country	Main Group-operated producing fields (Group share %)	Main non-Group-operated producing fields (Group share %)	Liquids (L) or Gas (G)
Africa

Algeria	1952		Hamra (100.00%)	L
			Ourhoud (18.00%)(2)	L
			RKF (45.28%)(2)	L
			Tin Fouye Tabankort (35.00%)	L, G

Angola	1953	Blocks 3-85 and 3-91 (50.00%)		L
		Girassol, Jasmim (Block 17) (40.00%)		L
			Block 2-85 (27.50%)	L
			Cabinda (Block 0) (10.00%)	L
			Kuito (Block 14) (20.00%)	L

Cameroon	1951	Bakingili (25.50%)		L
		Ekoundou (25.50%)		L
		Kombo (25.50%)		L
			Mokoko (10.00%)	L

Congo	1928	Nkossa (53.50%)		L
		Sendji (55.25%)		L
		Tchendo (65.00%)		L
		Tchibeli (65.00%)		L
		Tchibouela (65.00%)		L
		Yanga (55.25%)		L
			Loango (50.00%)	L
			Zatchi (35.00%)	L

Gabon	1928	Anguille (100.00%)		L
		Avocette (57.50%)		L
		Baudroie Nord (50.00%)		L
		Gonelle (100.00%)		L
		Torpille (100.00%)		L
			Rabi Kounga (47.50%)	L
Libya	1959	Al Jurf (37.50%)		L
		Mabruk (75.00%)		L
			El Sharara (7.50%)	L
Nigeria	1962	OML 58 (40.00%)		L, G
		OML 99 Amenam-Kpono (30.40%)		L
		OML 100 (40.00%)		L
		OML 102 (40.00%)		L
			Bonga (12.50%)	L
			Shell Petroleum Development Fields (SPDC 10.00%)	L, G

Asia/Far East
Brunei	1986	Maharaja Lela Jamalulalam (37.50%)		L, G
Indonesia	1968	Bekapai (50.00%)		L, G
		Handil (50.00%)		L, G
		Peciko (50.00%)		L, G
		Tambora/Tunu (50.00%)		L, G
			Badak (1.05%)	L, G
			Nilam (9.29%)	G
			Nilam (10.58%)	L

	Year of entry into the country	Main Group-operated producing fields (Group share %)	Main non-Group-operated producing fields (Group share %)	Liquids (L) or Gas (G)
Myanmar	1992	Yadana (31.24%)		G
Thailand	1990		Bongkot (33.33%)	L, G

CIS
Russia	1989	Kharyaga (50.00%)		L

Europe
France	1939	Lacq (100.00%)		L, G
Netherlands	1964	F15a (32.47%)		G
		J3a (30.00%)		G
		K1a (40.10%)		G
		K4a (50.00%)		G
		K4b/K5a (26.06%)		G
		K5b (25.00%)		G
		K6/L7 (56.16%)		G
		L4a (55.66%)		G
			Markham unitized field (14.75%)	G
Norway	1965	Skirne (40.00%)		G
			Aasgard (7.65%)	L, G
			Ekofisk (39.90%)	L, G
			Eldfisk (39.90%)	L, G
			Embla (39.90%)	L, G
			Glitne (21.80%)	L
			Heimdal (26.33%)	G
			Hod (25.00%)	L
			Huldra (24.33%)	L, G
			Kristin (6.00%)	L, G
			Kvitebjorn (5.00%)	L, G
			Mikkel (7.65%)	L, G
			Oseberg (10.00%)	L, G
			Sleipner East (10.00%)	L, G
			Sleipner West/Alpha North (9.41%)	L, G
			Snorre (5.95%)	L
			Statfjord East (2.80%)	L
			Sygna (2.52%)	L
			Tor (48.20%)	L, G
			Tordis (5.60%)	L
			Troll (3.69%)	L, G
			Tune (10.00%)	L
			Vale (24.24%)	L, G
			Valhall (15.72%)	L
			Vigdis (5.60%)	L
			Visund (7.70%)	L, G
United Kingdom	1962	Alwyn, Dunbar, Ellon, Grant, Nuggets (100.00%)		L, G
		Elgin-Franklin (EFOG 46.17%)(3)		L, G
		Forvie North (100.00%)		L, G
		Otter (54.30%)		L
			Alba (12.65%)	L
			Armada (12.53%)	G
			Bruce (43.25%)	L, G
			Caledonia (12.65%)	L
			ETAP (Mungo, Monan) (12.43%)	L, G
			Keith (25.00%)	L, G
			Markham unitized field (7.35%)	G
			Nelson (11.53%)	L
			SW Seymour (25.00%)	L

	Year of entry into the country	Main Group-operated producing fields (Group share %)	Main non-Group-operated producing fields (Group share %)	Liquids (L) or Gas (G)

Middle East
Iran	1954	Dorood (55.00%)(4)		L
			Balal (46.75%)(5)	L
			Sirri (60.00%)(6)	L
			South Pars 2 & 3 (40.00%)(7)	L, G
Oman	1937		Various fields onshore (4.00%)(8)	L
Qatar	1938	Al Khalij (100.00%)		L
			North Field – NFB (20.00%)	L, G
Syria	1988	Jafra/Qahar (100.00%)(9)		L
Yemen	1987	Kharir/Atuf (28.57%)		L
			Jannah permit (Block 5) (15.00%)	L
U.A.E.	1939	Abu Al Bu Khoosh (75.00%)		L
			Abu Dhabi offshore (13.33%)(10)	L
			Abu Dhabi onshore (9.50%)(11)	L
			Dubai offshore (27.50%)(12)	L

North America
Canada	1999		Surmont (50.00%)	L
United States	1957	Aconcagua (50.00%)		G
		Bethany (94.86%)(13)		G
		Blue (75.00%)(14)		G
		Maben (54.07%)(13)		G
		MacAllen-Pharr (93.90%)(14)		G
		Matterhorn (100.00%)		L, G
		Slick Ranch (91.37%)(13)		G
		Virgo (64.00%)		G
			Camden Hills (16.67%)	G
			MacAllen-Ranch (20.02%)(14)	G

South America
Argentina	1978	Aguada Pichana (27.27%)		L, G
		Argo (37.50%)		L
		Canadon Alfa (37.50%)		L, G
		Carina (37.50%)		L, G
		Hidra (37.50%)		L
		San Roque (24.71%)		L, G
Bolivia	1995		San Alberto (15.00%)	L, G
			San Antonio (15.00%)	L, G
Colombia	1973		Cupiagua (19.00%)	L
			Cusiana (19.00%)	L, G
Trinidad & Tobago	1996		Angostura (30.00%)	L
Venezuela	1981	Jusepin (55.00%)		L
			Yucal Placer (69.50%)	G
			Zuata (Sincor) (47.00%)	L

(1)	The Group’s interest in the local entity is approximately 100% in all cases except TOTAL Gabon (57.90%), TOTAL E&P Cameroun (75.80%), and certain entities in Algeria, Abu Dhabi, Oman and the UK (see notes 2 through 12 below).
(2)	In Algeria, TOTAL has an 18.00% indirect interest in the Ourhoud field and a 45.3% indirect interest in the RKF field via its participation in Cepsa (equity affiliate).
(3)	TOTAL has a 35.8% indirect interest in Elgin-Franklin via its participation in EFOG.
(4)	TOTAL is the operator of the development of Dorood field with a 55.00% interest in the foreign consortium.
(5)	TOTAL has transferred operatorship to the National Iranian Oil Company (NIOC) for the Balal field. The Group has a 46.75% interest in the foreign consortium.
(6)	TOTAL has transferred operatorship to NIOC for the Sirri A & E fields. The Group has a 60.00% interest in the foreign consortium.
(7)	TOTAL has transferred operatorship to NIOC for phases 2&3 of the South Pars field. The Group has a 40.00% interest in the foreign consortium.
(8)	Via Pohol (equity affiliate), TOTAL has a 4.00% interest in Petroleum Development Oman LLC. TOTAL also has a 5.54% interest in the Oman LNG facility.

(9)	Operated by DEZPC which is 50.00% owned by TOTAL and 50.00% owned by SPC.
(10)	Via ADMA (equity affiliate), TOTAL has a 13.33% interest and participates in the operating company, Abu Dhabi Marine Operating Company.
(11)	Via ADPC (equity affiliate), TOTAL has a 9.50% interest and participates in the operating company, Abu Dhabi Company for Onshore Oil Operation.
(12)	TOTAL has a 25.00% indirect interest via Dubai Marine Areas (equity affiliate) plus a 2.50% direct interest via Total E&P Dubai.
(13)	Assets sold early in 2006.
(14)	Assets in southern Texas sold early in 2006 as part of an exchange for a 17.00% interest in the Tahiti field.

Principal Activities

Africa

TOTAL has been present in Africa since 1928. Its exploration and production operations are primarily located in the countries bordering the Gulf of Guinea and in North Africa. Highlights of 2005 included launching the development of the Akpo field in Nigeria and of Phase 1 of the Moho-Bilondo project in Congo, as well as new exploration success in the Gulf of Guinea and the signature of new production sharing contracts. TOTAL’s production in Africa averaged 776 kboe/d in 2005 (including its share in the production of its equity affiliates), representing 31% of the Group’s total production and making TOTAL one of the leading international oil companies, based on production, in this area.

Algeria

The Group has been present in Algeria since 1952. Its production comes from the Hamra (100%) and Tin Fouyé Tabankort (TFT) (35%) fields, as well as, through the Group’s 45.3% interest in Cepsa, from the RKF and Ourhoud fields. Given the contractual terms for these fields and the increase in oil and gas prices, TOTAL’s share of the production amounted to 85 kboe/d in 2005, down from the volumes recorded in previous years: 105 kboe/d in 2004 and 115 kboe/d in 2003.

In 2005, additional development of the TFT field continued with the start of production of the West Zone in September and a project to install a compression unit. The Ourhoud field, where production began at the end of 2002, reached 220 kb/d at the end of 2003. Exploration and appraisal work on the Irharen natural gas field is currently underway on the Timimoun license awarded to TOTAL in 2002. Seismic work was conducted in 2005 on the Béchar prospecting contract in northwest of Timimoun, which was awarded to TOTAL in November 2004. After drilling two exploration wells, the Rhourde El Sid permit in the Berkhine basin was relinquished at the end of 2004.

Angola

TOTAL has been present in Angola since 1953 and holds interests in six production permits, three of which it operates (Blocks 17, 3 and FS/FST) and three it does not, (Blocks 0, 14 and 2) and three exploration permits, one of which it operates (Block 32) and two it does not (Blocks 31 and 33). Over the past few years, in particular 2005, higher oil prices have reduced the Group’s entitlement production under TOTAL’s production sharing contracts in Angola. The production TOTAL recovered in 2005 averaged 152 kboe/d, compared to 168 kboe/d in 2004 and 160 kboe/d in 2003 (including TOTAL’s share in the production of its equity affiliates). Most of the production came from Block 17 (40%, operator) and Block 0 (10%). Between 2003 and 2005, the Jasmim field on Block 17 and the Sanha Bombocco field on Block 0 came on stream and 13 discoveries were made on Blocks 31 and 32.

Deep-offshore Block 17 is TOTAL’s principal producing asset in Angola. It is composed of three major production zones: Girassol, which is in production, Dalia, which is under development, and Pazflor, where development studies are underway. The possibility of a fourth major production zone, based on the Cravo and Lirio discoveries, is currently being evaluated. On the Girassol production zone, production from the Girassol field and the Jasmim field, a satellite to Girassol that came on stream in November 2003, averaged nearly 250 kb/d over 2005. The Rosa field is scheduled to come on stream in the first half of 2007 and is expected to maintain the production of the Girassol FPSO (Floating Production, Storage and Offloading) facility at its plateau of 250 kb/d. This development was approved in July 2004 and will connect the Rosa field to the Girassol FPSO which is situated about fifteen kilometers away. Production is scheduled to begin in the first half of 2007. On the second production zone, the development of the Dalia field was launched in 2003. This development is based on subsea wells connected to a new FPSO facility with a production capacity of 240 kb/d. Production is scheduled to begin in the fourth quarter of 2006. Studies for the development of Pazflor, the third production zone, which comprises the

Perpetua, Zina, Hortensia and Acacia discoveries in the eastern portion of Block 17, also continued in 2005. These studies led to the selection of a FPSO development concept (with a planned production capacity of 200 kb/d) for which basic engineering studies have been launched. Production start-up is currently scheduled in 2010.

On Block 3, the contract for Block 3/80 expired on June 30, 2005, with the exception of the Impala Southeast production license, which expires in July 2006. The facilities and operating responsibility have been transferred to Sonangol P&P. TOTAL remains the operator on Blocks 3/85 and 3/91 (50%). The Sanha Bomboco project on Block 0 (10%) came on stream near the end of 2004 and the Benguela Belize project on Block 14 (20%) came on stream in January 2006. Ultra-deep exploration work conducted in 2005 confirmed the potential of Block 32, which TOTAL operates with a 30% interest. After the discoveries of Gindungo in 2003, Canela and Cola in 2004, the positive results from the Gengibre and Mostarda wells drilled in 2005 confirmed the existence of a probable major production structure in the east-central section of the block. Conceptual development studies were initiated in 2005 for development of these discoveries. Four new discoveries also confirmed the potential of Block 31 (5%). On Block 33 (15%), the partners decided not to extend the exploration period after two new dry wells.

In 2005, TOTAL and its partners decided to initiate basic engineering studies for the Angola LNG project (13.6%), which is intended to develop natural gas reserves in Angola.

The Republic of Angola and the Republic of Congo, with the partners on Block 14 in Angola and the Haute Mer permit in Congo, have formed a joint development area that covers the sectors adjacent to these permits. TOTAL holds a combined interest of 36.75% in this zone through its subsidiaries in Angola (10%) and in Congo (26.75%).

Cameroon

TOTAL’s share of production in 2005 averaged 12 kboe/d, compared to 13 kboe/d in 2004 and 14 kboe/d in 2003. TOTAL E&P Cameroun, 75.8% of which is owned by TOTAL, 20% by the state-owned Société Nationale des Hydrocarbures Camerounaise (SNH) and 4.2% by minority shareholders, operates over 65% of the country’s production and owns interests in most of the operating concessions granted by the Republic of Cameroon. The Bakingili field (25.5%, operator), discovered in October 2004, came on stream in August 2005. In April 2005, a production sharing contract was signed by TOTAL E&P Cameroun (50%, operator) and the Republic of Cameroon on the Dissoni offshore block. Early in 2006, the government of Cameroon awarded TOTAL 100% of the Bomana exploration block on the offshore Rio Del Rey basin.

Congo

TOTAL has been present in Congo since 1928 and is the operator of more than 50% of the country’s production. TOTAL produced an average of 95 kboe/d in 2005, an increase of 5% over 2004 and 2003. In 2005, TOTAL launched Phase 1 of the Moho-Bilondo (53.5%, operator) project, which is expected to come on stream in 2008 with a technical production plateau of 90 kboe/d. TOTAL holds interests ranging from 25.5% to 100% in several exploration and production permits and is the operator on the principal producing fields, Nkossa and Tchibouela. The Republic of Congo and the Republic of Angola, with the partners on the Haute Mer permit in Congo and Block 14 in Angola, have formed a joint development area that covers the sectors adjacent to these permits. TOTAL holds a combined interest of 36.75% in this zone through its subsidiaries in Congo (26.75%) and in Angola (10%).

Under an agreement signed in 2003 with the Republic of Congo, TOTAL sold its 65% interest in the Likouala concession. Over the period from 2003 to 2005, the initial period of the Mer Très Profonde Sud exploration permit was successively extended and is currently due to expire in May 2006. The Haute Mer C exploration permit was awarded in 2003 and the corresponding production sharing contracts have been approved by the Parliament. Effective as of January 1, 2005, TOTAL acquired an additional 2.5% interest on all permits derived from the former Haute Mer exploration permit. This raised its participating interests in the Nkossa, Nsoko and Moho-Bilondo production permits to 53.5% and in the joint development area to 26.75%.

In 2004, the Mobim 1 well drilled on the Moho-Bilondo permit helped to confirm the development project. The operating license was awarded in 2005, which allowed the launch of the first development phase in August 2005. In 2004, the Pégase North exploration well, drilled on the Mer Très Profonde Sud exploration permit, confirmed the potential of this ultra-deepwater permit. A discovery was made on the Boatou 3 exploration well on the Haute Mer C permit in 2005.

Gabon

TOTAL Gabon is one of the Group’s oldest subsidiaries in sub-Saharan Africa. The Group’s share of production in 2005 averaged 98 kboe/d, compared to 104 kboe/d in 2004 and 105 kboe/d in 2003. TOTAL Gabon is a

Gabonese company whose shares are listed on Euronext Paris. TOTAL holds 57.9%, the Republic of Gabon 25.0% and the public float is 17.1%. TOTAL Gabon holds 27 concessions and exploration and production permits. The principal producing fields are Rabi-Kounga (47.5%), Anguille (100%), Gonelle (100%), Baudroie Nord (50%, operator), Torpille (100%) and Avocette (57.5%, operator).

In 2004, TOTAL Gabon signed an exploration and production sharing contract for a new license known as Aloumbé, specifically focused on natural gas exploration. If natural gas is discovered, it would initially be used to enhance oil recovery on the existing fields and, eventually, to satisfy part of the country’s future power generation requirements. In 2003, TOTAL Gabon signed an operating and production sharing contract which extended the license on the Rabi Kounga field until 2013, with the possibility of obtaining an additional extension for two five-year periods.

Libya

The Group’s share of production in 2005 averaged 84 kboe/d, up 34% compared to 62 kboe/d in 2004 and 42 kboe/d in 2003. The year 2003 was marked by the start of production on the Al Jurf field (37%, operator) and several discoveries were made on Block NC 186 from 2003 to 2005. The Group’s production comes from its interests in Block NC 186 (24% in the foreign consortium), Block NC 115 (30% in the foreign consortium), the Mabruk field (75%, operator) and in offshore Block C 137 (75% in the foreign consortium, operator).

On Block 42 2/4 in the Cyrenaic basin, TOTAL (60%, operator) obtained a new permit and signed a production sharing agreement in December 2005 with the state-owned oil company, NOC. The Al Jurf field on Block C 137, which came on stream at the end of 2003, reached its production plateau of 40 kboe/d in 2004. On the Mabruk field, the decision for an additional development project was made in 2004 and an amendment to the contract signed with the Libyan authorities early in 2005 authorizes the development of the deeper Dahra and Garian zones.

Production from Block NC 186 started at the end of 2003 and the development of a large number of structures discovered by past exploration continues; structures A and D are producing, structure B will be developed in 2006, the development of structure H is being approved. Three additional discoveries, I, J and K, were made in 2005. Development work continued on the El Sharara field on Block NC 115. In 2004, production started on two structures, J and 0 and export capacities were increased. In 2005, two exploration wells were drilled with positive results (structures P and R).

Mauritania

The Group has conducted exploration activities in Mauritania since 2003. Its operations are focused on two production sharing contracts in the Taoudeni basin that covers 58,000 km2 in a desert zone in the north eastern section of the country. After signing a preliminary survey contract in 2003 with the Mauritanian government, TOTAL signed two production sharing contracts in January 2005 for onshore Blocks Ta7 and Ta8 in the Taoudeni Basin. An aerial survey of magnetic and gravimetric data began in November 2005.

Morocco

The Group has had no further exploration and production activities in Morocco since the end of 2004. In November 2001, TOTAL had signed a survey agreement on the Dakhla offshore zone, located off the western coast of the Sahara and covering approximately 115,000 km2. This agreement provided for the performance of regional geological and geophysical studies to assess the petroleum potential of this zone in water depths up to 3,500 m. The agreement expired in November 2004.

Nigeria

TOTAL has been present in Nigeria since 1962. It operates four production permits (OML) out of the 52 in which it has an interest, and five exploration permits (OPL) out of the eight in which it has an interest. The Group’s share of production in 2005 was an average of 250 kboe/d, compared to 271 kboe/d in 2004 and 196 kboe/d in 2003. The years 2003, 2004 and 2005 were marked by a number of discoveries and by the signature of new production sharing contracts.

The fields operated by TOTAL, OML 58, 100, 102 (40%, operator) and OML 99 - Amenam (30.4%, operator) contributed approximately 50% of the Group’s Nigerian production in 2004 and 2005. Production from the shallow offshore Amenam field (30.4%, operator) began in 2003 and reached its production plateau of 125 kb/d in the summer of 2004. TOTAL’s production also comes from its share in the SPDC joint venture (10%), the Ekanga field (40%) and the Bonga field (12.5%), which came on stream in November 2005 and reached a production of 210 kboe/d early in 2006.

The appraisal of the Usan discovery on OPL 222 (20%, operator) between 2003 and 2005, and the 2004 discovery of the Usan West extension allowed the launch of engineering studies in 2005 and the submission of a development plan to the national oil company, NNPC. This development plan anticipates that production will begin in 2010 with a technical production plateau of 150 kboe/d in 100%.

As part of the joint venture between NNPC and TOTAL, engineering studies were launched for an additional development of the production and processing facilities of OML 58 to increase the production of gas intended for the new liquefaction trains of the LNG plant on Bonny island (NLNG). On the OML 102 permit, a new development phase (Ofon II) was approved and basic engineering was completed in December 2005. The start-up of this new phase, which is expected to produce an additional 70 kboe/d (in 100%), is planned for the end of 2009. TOTAL also continued to develop the Amenam Phase II project to commercialize a portion of the associated gas from the Amenam field to supply NLNG.

For the fields where TOTAL is not the operator, several projects are in the engineering studies phase, including Bonga North and Southwest, Afam (gas and condensates to supply domestic projects), and Gbaran Ubie (gas and condensates to supply future Nigeria LNG trains).

TOTAL is also actively pursuing the development of its deep-offshore discoveries. In 2000, the Group discovered the Akpo field on Block OPL 246 (24%, operator), followed by the Egina and Preowei structures which are being appraised. When approval for the development of the Akpo field was granted by the authorities in April 2005, 50% of this block was converted into OML 130 (guaranteeing long-term production rights). The main Akpo engineering and construction contracts were signed in 2005, and production is scheduled to begin near the end of 2008. The production plateau should reach 225 kb/d (in 100%).

In 2005, TOTAL continued to expand its mining rights by signing several production sharing contracts as operator: OPL 221, OPL 223 (adjacent to Block 222 on which TOTAL made the Usan discovery) and OPL 215. TOTAL also acquired a 40% interest in OPLs 112 and 117 in August 2005.

TOTAL holds 15% of the liquefaction plant operated by Nigeria LNG Company (NLNG). Train 4 came on line in November 2005 and Train 5 began operations in February 2006. In 2004, the shareholders of NLNG decided to invest in Train 6, with commissioning planned for 2007. Studies for a Train 7 with a capacity of 8.5 Mt were initiated in July 2005.

In 2005 and early in 2006, operations on some onshore facilities operated by Shell (SPDC joint venture in which TOTAL holds 10%) were disturbed, which led to production shutdowns in the region of the Niger delta.

Sudan

At the end of 2004, TOTAL (32.5%, operator) updated its production sharing agreement for Block B (118,000 km2 in southeast Sudan). As peace gradually returns to the region, it may be possible, as early as 2006, to resume operations that have been suspended for 20 years. In view of the White Nile company’s allegations that it has rights over the area where TOTAL and its co-venturers already have exclusive rights, TOTAL has commenced legal proceedings in London in order to protect its position.

Asia/Far East

TOTAL’s production in Asia and the Far East, principally from Indonesia, averaged 248 kboe/d in 2005, 245 kboe/d in 2004 and 232 kboe/d in 2003, an increase of 7% over the period. Asia and the Far East represented 10% of the Group’s overall production for 2005. Over the period from 2003 to 2005, the Group acquired interests in several exploration permits in Australia, Bangladesh (subject to government approval) and Indonesia.

Australia

After negotiations in 2004, TOTAL signed two agreements early in 2005 to participate in the exploration of two blocks offshore northwestern Australia. Exploration on each of these blocks is planned for 2006. Pursuant to a call for tenders in October 2005, TOTAL was awarded a 30% interest in two new offshore exploration permits north west of Australia in February 2006.

Bangladesh

At the end of 2005, TOTAL signed an agreement to acquire interests in two exploration blocks offshore Bangladesh. The process of obtaining governmental approval of this agreement is underway. Exploration work is planned in 2006.

Brunei

TOTAL is the operator of the Maharaja Lela Jamalulalam field located on Block B offshore Brunei Darussalam (37.5%, operator). The Group’s share of production averaged 13 kboe/d in 2005 compared to 14 kboe/d in 2004 and 2003. TOTAL continued its exploration work on this block with a 3D seismic study performed at the end of 2004 and interpreted in 2005. TOTAL is also the operator (60%) of deep-offshore exploration Block J, for which a production sharing agreement was signed in March 2003. Exploration operations on the 5,000 km2 block remain suspended due to a border dispute with Malaysia.

China

Early in 2006, TOTAL and PetroChina signed a production sharing agreement for the appraisal, development and production of natural gas on the South Sulige block covering an area of approximately 2,390 km² in the Ordos basin in the Inner Mongolia province of China. This agreement remains subject to approval by the Chinese authorities.

Indonesia

TOTAL, present in Indonesia since 1968, operates two offshore blocks in the East Kalimantan area: the Mahakam permit (50%, operator) and the Tengah permit (22.5%). Indonesia represents 7% of the Group’s total production, with average production in 2005 of 182 kboe/d, compared to 177 kboe/d in 2004 and 168 kboe/d in 2003, an 8% increase over the period. TOTAL’s operations in Indonesia are primarily concentrated on the Mahakam permit which covers several fields, including Peciko and Tunu, the largest gas field in the East Kalimantan zone.

TOTAL delivers its natural gas production to PT Badak, the Indonesian company that operates the Bontang LNG plant. The total capacity of the eight liquefaction trains at the Bontang plant is 22 Mt/y, making it one of the largest capacities in the world. The LNG produced is primarily sold under long-term contracts with Japanese, South Korean and Taiwanese purchasers that use it mainly for power generation. The production operated by TOTAL on the Mahakam permit represents more than two-thirds of the gas volumes delivered to the Bontang plant since 2003. In 2005, the average production delivered amounted to 2,652 Mcf/d of natural gas. A technical production record was set in July 2005 when 2,928 Mcf/d of gas was delivered.

After the start-up of the third and fourth phases in 2004, the development of the Peciko field continued in 2005 with the commissioning of onshore compression units. A fifth phase was launched in 2005 for the installation of a new platform and the drilling of additional wells. On the neighboring Tunu field, the ninth phase of the development is in progress: five additional platforms became operational between mid-2004 and early 2005. The tenth phase, launched in 2004, is under development, while the eleventh phase has just been decided. The project to extend the Tambora field was initiated in 2004. Phase 1 of the new Sisi-Nubi offshore development was launched in 2005. The gas from Sisi-Nubi is expected to be produced beginning in 2007 through existing processing facilities. TOTAL also owns a 50% stake on the Saliki exploration block adjacent to the Mahakam permit.

Malaysia

Since 2001, TOTAL has held a 42.5% interest in the deep-offshore Block SKF permit. Based on the exploration well drilled in 2004, TOTAL is reevaluating the exploration potential of the permit.

Myanmar

TOTAL is the operator of the Yadana field (31.2%, operator). The Group’s share of production was 13 kboe/d in 2005, compared to 14 kboe/d in 2004 and 16 kboe/d in 2003. This field, located on offshore blocks M5 and M6, produces natural gas, which is principally delivered to PTT (Thailand’s state-owned company) and used in Thai power plants.

Pakistan

TOTAL (40%, operator ) held two ultra-deep offshore exploration blocks in the Oman Sea. TOTAL relinquished its interests in these two blocks in 2005 after drilling a dry exploration well in 2004.

Thailand

The Group’s primary asset in Thailand is the Bongkot gas and condensates field (33.3%), where its production averaged 40 kboe/d in 2005, compared to 40 kboe/d in 2004 and 34 kboe/d in 2003. PTT buys all the condensates and natural gas produced. Development phase 3C, which was completed in 2005, included the modification of two existing platforms, the installation of a new well platform and a desulphurization platform. A new development phase 3E was launched early in 2005 for three new well platforms. Production from this phase is expected to begin in late 2006.

Commonwealth of Independent States (CIS)

TOTAL’s average production from CIS countries was 9 kboe/d in 2005, representing 0.4% of the Group’s total production and in line with 2004 output. In 2003, production was 8 kboe/d.

Azerbaijan

TOTAL’s presence in Azerbaijan is centered on the Shah Deniz field (10%). Under Phase 1 of development for this gas and condensate field, four development wells were drilled between April 2003 and December 2005. The TPG 500 platform was completed at the end of 2005. The first gas sales to Turkey are expected before the end of 2006. The South Caucasus Pipeline Company (SCPC), in which TOTAL holds a 10% interest, is constructing a gas pipeline that will carry gas from Shah Deniz to the Turkish markets. The pipeline should be operational in the second half of 2006. Construction of the 1,770 km BTC (Baku-Tbilissi-Ceyhan) oil pipeline, with an annual operating capacity of 950 kb/d, began in August 2002 and continued in 2005. The Azeri and Georgian sections are now filled with oil. This pipeline, owned by the BTC Co. (TOTAL 5%), will link Baku to the Mediterranean Sea. The first delivery in Ceyhan, Turkey, is scheduled for the spring of 2006.

Kazakhstan

TOTAL is present in Kazakhstan on the North Caspian Sea permit, where the Kashagan field is the principal asset. TOTAL has an 18.5% interest in this permit after closing the sale of 1.85% to KazMunayGas, the state-owned company of the Republic of Kazakhstan, in April 2005.

In 2003 and 2004, positive wells were drilled on the Aktote and Kairain structures. The appraisal programs proposed for these blocks were approved by the authorities in April 2004. An initial appraisal well on the Aktote structure helped to confirm and define this discovery. Exploration activity continued in 2005 with the completion of a 3D seismic campaign on the Aktote and Kairan zones and the preparation and drilling of the Kalamkas 2 well. The interpretation of the results from this well is underway.

On the Kashagan field, the development drilling program which began in 2004 continued in 2005 with the drilling of four additional wells. The Kazakh authorities approved the development plan for this field in February 2004, allowing work to begin on the first of several successive phases for development. Infrastructure and civil engineering work has accelerated and most of the major contracts for the manufacture and construction of both the onshore and offshore facilities have been awarded. The size of the Kashagan field may eventually allow production to be increased to more than 1 Mb/d (in 100%).

Russia

TOTAL has been present in Russia since 1989. The Group’s main activity is on the Kharyaga field in the Nenets territory. The Group’s production was 9 kboe/d in 2005 and 2004, and 8 kboe/d in 2003. On the Kharyaga field (50%, operator), Phase 2 of development, targeted to raise the production plateau, began in early 2003 and ended in 2005. At the end of 2005, TOTAL and the Russian Federation reached an amicable agreement to resolve a dispute over the interpretation of the production sharing agreement. In 2004, the Group entered into negotiations to acquire 25% of Novatek. This transaction was not completed. In 2005, TOTAL was pre-selected by Gazprom, with four other foreign companies, for possible participation in the giant Shtokman project in the Barents Sea.

Europe

TOTAL’s production in Europe averaged 770 kboe/d in 2005, representing 31% of the Group’s production. Highlights in Norway from the 2003-2005 period included the start up of production on the Skirne, Kvitebjørn and Kristin fields and new developments on existing fields including Ekofisk Area Growth, Oseberg’s structure J and West Flank as well as the North and South Flanks of Valhall. In the UK over this period, satellites of the Alwyn (Forvie North and Nuggets N4) and Armada sites come on stream. In both Norway and the UK the Group made several discoveries and obtained new exploration permits.

France

The Group has operated fields in France since 1939, with its most significant activity being the development and operation of the Lacq gas field, which began in 1957. TOTAL’s principal natural gas fields are located in southwest France, primarily at Lacq-Meillon (100%), as well as several smaller natural gas and oil fields in the same region and in the Paris basin. Their average production was 29 kboe/d in 2005, compared to 35 kboe/d in 2004 and 38 kboe/d in 2003.

The Lacq 2005 project, which is focused on reinforcing industrial safety standards and optimizing the procedures for gas processing at the Lacq-Meillon field, was successfully completed in 2005. A pilot unit to capture carbondioxide through oxy-combustion is planned, with operations scheduled to begin in 2008. In a second phase, this project is planned to provide for the reinjection of this gas in a reservoir in southwest France.

Italy

The Tempa Rossa field (50%, operator) in the southern section of the Basilicate region is the Group’s principal upstream asset in Italy. After an agreement in principle was signed with the Basilicate region in November 2004, 2005 was devoted to negotiating the final agreement permitting the implementation of the development of the Tempa Rossa heavy-oil field on the Gorgoglione license on the basis of the Development Plan filed in 2003 with the regional authorities. Production is scheduled to begin in 2009 with a planned plateau rate of 50 kb/d.

The Netherlands

TOTAL is the second largest gas operator in the Netherlands, where it has been present for nearly 40 years, with an average share of production of 51 kboe/d in 2005 compared to 59 kboe/d in 2004 and 58 kboe/d in 2003. TOTAL holds 19 offshore production permits, 17 of which it operates, and two exploration permits which it operates (one offshore and one onshore). TOTAL sold certain onshore assets in 2004, including the Zuidwal and Leeuwarden concessions, in an effort to streamline its portfolio. Ten development wells have been drilled over the last three years. During that period, the K5PK compression project was completed in September 2003. The first phase in the restructuring of Block L7 was launched along with major maintenance work with the support of the Seafox hotel platform. Development of the L4G structure, which was approved in October 2004, has commenced, with production expected to start in the first half of 2006.

Norway

Since the late 1960s, the Group has played a major role in the development of a large number of fields in the Norwegian North Sea. Norway is the largest contributor to the Group’s production with an average in 2005 of 383 kboe/d compared with 406 kboe/d in 2004 and 405 kboe/d in 2003. TOTAL participated in all recent licensing rounds. The Group was awarded several exploration licenses, including, in June 2004, as the operator with a 40% interest in the prolific Haltenbanken region (Blocks 6406/7 and 8). TOTAL was also awarded the four blocks it requested during the “APA2005” licensing round at the end of 2005, including a block, that the Group will operate with a 100% interest, south of the Onyx area. The Onyx SW well discovered hydrocarbons in 2005.

Several fields were developed and put in production in the past three years. At the end of 2005, TOTAL signed an agreement to acquire a 30% interest in the PL211 license in exchange for an additional 5% interest in the Tyrihans field. This license contains the currently undeveloped Victoria discovery. This acquisition became effective upon approval by the Norwegian authorities in early 2006. It raises TOTAL’s interest in Victoria to 50%. TOTAL has been appointed the operator of the PL211 license.

On the Valhall field (15.7%), oil production began on the South Flank in May 2003 and on the North Flank in January 2004. The extension of the Vigdis field in the Tampen zone (5.6%) came on stream in October 2003. The gas and condensate fields of Skirne (40%, operator), Kvitebjørn (5.0%) and Sleipner Alpha North (9.4%) came on stream in 2004. Gas production from the Visund field (7.7%) started in October 2005. The subsea development of the high-pressure/high-temperature Kristin field (6.0%) in the Haltenbanken region and the new platform for the Ekofisk Area Growth project both started production in the last quarter of 2005. In the Oseberg area (10.0%), the first well on structure J has been producing since June 2005 and the West Flank oil field began production in February 2006.

The offshore development of the Snøhvit natural gas field (18.4%) and construction of its liquefaction facilities are progressing. The subsea development of the Vilje oil field (24.2%), and the innovative Tordis IOR (5.6%) development in the Tampen area in the North Sea are also underway. These projects are scheduled to start production in 2007. In the Haltenbanken area, development of the Tyrihans oil, gas and condensate field (21.5% after swap) was approved in February 2006. Production is scheduled to start in 2009 with an initial estimated production plateau of 70 kboe/d (in 100%) to be reached in 2011.

Production from the Frigg field (77.0%, operator), which began in 1977, came to an end on October 26, 2004. The field produced a total of 192 billion cubic meters of natural gas, representing a recovery rate of 78%. A large portion of the multi-year decommissioning and site restoration program, approved by the relevant authorities in 2003, was completed during the summer of 2005 as scheduled.

United Kingdom

TOTAL has been present in the UK since 1962 and produced an average of 307 kboe/d in 2005, down from 332 kboe/d in 2004 and 379 kboe/d in 2003. The UK contributes more than 12% of the Group’s oil and gas production. This production comes from three major zones: Alwyn, Elgin-Franklin and Bruce. The Elgin-Franklin zone, which has been producing since 2001, has made a significant contribution to the Group’s activities in the UK. This project, the largest investment made in the British North Sea over the last twenty years, constitutes a technical milestone, combining the development of the deepest reservoirs in the North Sea (5,500 meters) with temperature and pressure conditions that are among the highest in the world.

The British authorities awarded permits to TOTAL, as operator, in three zones on the UK continental shelf during the 22nd licensing round in 2004, and in two zones during the 23rd round in 2005. TOTAL acquired interests of 25% in two zones located near Elgin-Franklin. TOTAL’s interest in the first zone (Blocks 30/1b and 30/1c) may increase to up to 50%, depending on the results of the appraisal well to be drilled on the Kessog structure. On the second zone (Block 22/30a) TOTAL is participating in drilling on the Aragorn prospect. Certain marginal assets were sold in 2005 (the Fiddich, Affleck and Enoch/J1 discoveries).

Drilling of the Davan East exploration well, operated by TOTAL, began in September 2005. In 2004, TOTAL, as operator, drilled two exploration/appraisal wells with positive results: Laggan (50%) and Alwyn Statfjord West (100%). TOTAL also participated in the exploration and appraisal of the Maria structure (28.9%). Positive results were recorded on the Maria Horst and Maria Terrasse wells. The West Franklin (46.2%, operator) exploration well drilled in 2003 from the Franklin platform made a discovery.

In the Alwyn zone, the fourth structure in the Nuggets complex was developed and came on stream in October 2003. The Alwyn Statfjord West well began to produce early in 2005. The first well in Phase III of the Dunbar development (100%) started producing at the end of 2005. Development of the Forvie North structure, which is connected to the Alwyn North (100%) facilities, was completed in 2005 and production of gas and condensates began in December 2005. Development of the satellites of Elgin (Glenelg – 49.5%, operator) and Franklin (West Franklin) began in 2005 with the drilling of the Glenelg long-offset well, which reached its final depth at the end of 2005. The subsea development of the Maria discovery, which will be connected to the Armada infrastructures, was approved in 2005. Production from Phase II of Alba (Alba Extreme South – 12.65%) started in October 2004. The SW Seymour exploration well (25.0%) was connected to the Armada platform and came on stream in March 2003.

In December 2005, the British Department of Industry and the Norwegian Ministry of Petroleum approved the project to remove the surface modules from the MCP01 platform. A portion of the multi-year program to decommission the Frigg facilities and restore the site was completed during the summer of 2005, as was the bypass of MCP01 through the Vesterled gas export line. In the summer of 2004, the shutdowns scheduled for the Alwyn, Dunbar and Saint Fergus facilities (100% – 45 days) and the Bruce facilities (43.2% – 56 days) allowed for the bypass of the Frigg TP1 and MCP01 platforms through the FUKA gas export line to be completed and the processing and compression modules on the Bruce platform to be installed. A major maintenance program was also carried out on all the facilities.

At the end of 2005, the British government announced a project to increase the supplementary corporation tax on oil and gas operations. As a result the corporation tax (CT) would increase from 40% to 50%. For the fields also subject to the Petroleum Revenue Tax (PRT), the combined tax (CT + PRT) rate would increase from 70% to 75%. Subject to approval by the Parliament, this tax increase will enter into effect as of the start of 2006.

Middle East

TOTAL has been developing long-term partnerships in the Middle East for 80 years. TOTAL’s 2005 share of production in the Middle East (including the production of equity affiliates and unconsolidated subsidiaries) declined by 4% in 2005 compared to 2004, principally due to the impact of high oil and gas prices on production obtained from production sharing and buy-back contracts. Production averaged 398 kboe/d in 2005, representing 16% of the Group’s total production, compared to 412 kboe/d in 2004 and 411 kboe/d in 2003. Between 2003 and 2005, TOTAL has developed its LNG activities with the launch of the Yemen LNG project and the progress made on the Qatargas II (where finalization of agreements is pending) and Pars LNG projects.

Iran

The Group’s production averaged 23 kboe/d in 2005, down from 2004 and 2003, coming from four buy-back contracts on the Sirri, South Pars, Balal and Dorood fields. The Sirri A&E fields (60% interest in foreign consortium) have been operated by the state-owned National Iranian Oil Company (NIOC) since 2001. Average production from the offshore South Pars gas and condensate field, in Phases 2 and 3 (40% interest in foreign consortium), was slightly less than 2,000 Mcf/d and 90 kb/d in 2005 (in 100%), down slightly from 2004 because of major maintenance work. After completion of the development phase, production operations have been conducted by NIOC since 2004, with TOTAL’s support under a technical assistance contract. The development of the Balal offshore oil field (46.8% interest in foreign consortium) has been completed and the facilities were transferred to NIOC in 2004. The development of the Dorood field (TOTAL, 55% interest in foreign consortium) is nearing completion and TOTAL has started-up some of the onshore facilities.

In 2004, TOTAL signed several agreements with its partners creating a framework for the Pars LNG liquefied natural gas project and its principal commercial terms. In particular, these agreements set out the relationship between the Pars LNG plant (30%), which will carry out liquefaction activities, and Block 11 of South Pars (60%), which will supply gas to the liquefaction plant. The project calls for the construction of two liquefaction trains, each with an initial capacity of 5 Mt/y of LNG. Under this framework, engineering studies for the natural gas liquefaction plant and for the development of Block 11 of South Pars were launched in 2005.

Kuwait

Since 1997, the Group has provided technical assistance for the upstream activities of the state-owned Kuwait Oil Company (KOC) under an agreement which was renewed in 2005. TOTAL also has a 20% interest in the consortium organized to participate in the bidding process opened to international oil companies for production activities on oil fields in northern Kuwait.

Oman

TOTAL’s primary operations in Oman are on Blocks 6 and 53, and in the Oman LNG/Qalhat LNG liquefaction plant. In 2005, the Group’s share of production averaged 36 kboe/d, down from 40 kboe/d in 2004. On Block 34, operated by TOTAL (100%), surveys were conducted to assess the oil potential. The block was relinquished in May 2005 after completion of a 2D seismic campaign. On Block 6 operated by Petroleum Development Oman (PDO), in which TOTAL holds a 4% interest, a new concession agreement became effective on January 1, 2005 for a 40-year term. In 2005, TOTAL acquired 2% in the production sharing contract for the Mukhaizna field (Block 53) following the transfer of the contract to Occidental, the operator. The Oman LNG liquefaction plant (5.54%) produced 6.9 Mt in 2005. A third 3.6 Mt/y liquefaction train launched in 2003 within the new company Qalhat LNG came on line at the end of 2005. Oman LNG has a 36.8% interest in the plant (representing an indirect stake of 2.04% for the Group).

Qatar

In Qatar, TOTAL holds interests in the Al Khalij field, the North Field, the Dolphin project, and in the Qatargas liquefaction plant. TOTAL’s production in Qatar (including its share in the production of equity affiliates) averaged 57 kboe/d in 2005, at the same level as in 2004, up from 54 kboe/d in 2003. TOTAL holds 20% in the upstream operations of Qatargas, which produces natural gas and condensates on a block in the North Field. The Group also owns a 10% interest in the Qatargas liquefaction plant. The three natural gas liquefaction (LNG) trains produced 9.0 Mt in 2005, compared to 9.1 Mt in 2004. A de-bottlenecking program was completed in June 2005, raising production capacity to 9.7 Mt/y.

In December 2001, a contract was signed with state-owned Qatar Petroleum providing for the sale of 2,000 Mcf/d of gas from the North Field produced in the Dolphin project (24.5%) for a period of 25 years. This gas will be transported to the United Arab Emirates through a 360-kilometer gas pipeline. The final development plan was approved in December 2003 by the Qatari authorities and the construction contracts were awarded in 2004. Construction is underway on both the Ras Laffan Industrial City site and on the offshore section. On the Al Khalij field (100%), the third development phase for the north zone was completed in September 2004, increasing production to 45 kb/d in 2005. In February 2005, TOTAL signed a memorandum of understanding for TOTAL to acquire a 16.7% interest in the second train of Qatargas II. This integrated project will develop two new LNG trains, each with an annual capacity of 7.8 Mt, with commissioning planned for 2008. The acquisition of this interest is subject to the approval of the relevant authorities. TOTAL also announced in July 2005 a project to locate a research center in the Qatari Scientific and Technical Complex.

Saudi Arabia

TOTAL (30.0%) is in a joint venture with state-owned Saudi Aramco for natural gas exploration in a 200,000 km2 area in the southern Rub Al-Khali. The first five-year work period began in January 2004. A 137,800 km2 gravimetric survey was conducted in 2004. A seismic campaign launched in 2004 on the same site continued in 2005. Five seismic acquisition teams were operating at the end of 2005.

Syria

In 2005, the Group’s production was 25 kboe/d, coming principally from the Jafra and Qahar fields on the Deir Ez Zor permit (100%, operated by DEZPC which is 50% owned by TOTAL). The Deir Ez Zor gas and condensate reprocessing plant (50%), which came on line at the end of 2001, collects, processes and transports approximately 175 Mcf/d of associated gas from the permits in the Deir Ez Zor region. With the expiration of the contract, these facilities were transferred to the state-owned company SGC at the end of 2005.

United Arab Emirates

TOTAL’s activities in the United Arab Emirates are located in Abu Dhabi and Dubai, where the Group’s presence dates back to 1939 and 1954 respectively. TOTAL’s production in 2005 averaged 249 kboe/d, up from 246 kboe/d in 2004 and 2003. In Abu Dhabi, TOTAL holds a 75% interest (operator) in the Abu Al Bu Khoosh field. TOTAL is also a 9.5% shareholder in Abu Dhabi Company for Onshore Oil Operations (ADCO), which operates the Asab, Bab, Bu Hasa, Sahil and Shah onshore fields, as well as a 13.3% shareholder in Abu Dhabi Marine (ADMA), which operates the Umm Shaif and Zakum offshore fields.

In addition, TOTAL holds a 15% interest in Abu Dhabi Gas Industries (GASCO), a company that produces butane, propane and condensates from the associated gases produced by the onshore fields. TOTAL also holds 5% of the Abu Dhabi Gas Liquefaction Company (ADGAS), a company that produces LNG, LPG and condensates from the natural gas produced by the offshore fields.

In addition, TOTAL has a 33.3% interest in Ruwais Fertilizer Industries (FERTIL), which manufactures ammonia and urea from methane supplied by the Abu Dhabi National Oil Company (ADNOC). In Dubai, TOTAL holds a 27.5% interest in the Fateh, Falah and Rashid fields through the combination of its 25% interest in Dubai Marine Areas Limited (DUMA) and its 2.5% interest held directly by TOTAL E&P Dubai. TOTAL is also a shareholder (24.5%) in Dolphin Energy Limited, which is expected to begin marketing the natural gas produced by the Dolphin Project in Qatar to the United Arab Emirates in 2007. Natural gas sales agreements were signed in 2003 and 2005, and the Qatari authorities approved the final development plan in December 2003. The construction contracts were awarded and work on the project is progressing.

Yemen

TOTAL is active in the two oil basins in Yemen, as the operator on Block 10 (Masila basin, East Shabwa permit) and as a partner on Block 5 (Marib basin, Jannah permit). Production on the East Shabwa permit (28.6%, operator) averaged 33 kb/d (in 100%) in 2005. The potential of the “Basement” was confirmed in 2005 with record production on the block. Production averaged 47 kb/d (in 100%) on the Jannah permit (15%) in 2005.

Yemen LNG, the LNG project operated by TOTAL (a 39.6% shareholder after the entry of Kogas), was officially launched in August 2005. This project provides for the construction of two liquefaction trains with a total capacity of 6.7 Mt/y that are scheduled to come on line near the end of 2008. Three long-term LNG sales agreements were signed with Suez (2.5 Mt/y) and Total Gas & Power Ltd (2 Mt/y) for deliveries to the United States over a 20-year period, beginning in 2009, and with Kogas for sales of 2 Mt/y to be delivered to South Korea also over a 20-year period. Under the latter agreement, Kogas acquired a 6% interest in the company YLNG.

North America

The Group’s presence in North America dates back to 1957. Between 2003 and 2005, TOTAL strengthened its position in oil sands by increasing its share in the Surmont permit and acquiring Deer Creek Energy Ltd in Canada. In November 2005, TOTAL signed an agreement to exchange TOTAL’s four mature onshore fields in southern Texas for a 17% stake in the deep-offshore Tahiti field in the Gulf of Mexico, which is scheduled to begin production in 2008. TOTAL’s average production in North America rose from 59 kboe/d in 2003 to 61 kboe/d in 2004 and then fell to an average of 41 kboe/d in 2005, principally due to shutdowns related to hurricane damage in the Gulf of Mexico. Production from North America represented 2% of the Group’s total production in 2005.

Canada

In Canada, the Group is active in the Athabasca, Alberta oil sands. Its principal assets are the Surmont permit and, following the acquisition of Deer Creek Energy Ltd in 2005, the Joslyn permit. In Alberta, TOTAL has been participating since 1999 in a pilot project on the Surmont permit in Athabasca to extract bitumen using Steam Assisted Gravity Drainage (SAGD). In December 2003, the first development phase, with a capacity of 27 kb/d (in 100%), was approved by the partners. Engineering and construction activities are underway and production start-up is planned for the end of 2006. TOTAL’s interest of 43.5%, which it acquired in December 2002, was increased to 50% in April 2005.

In 2005, TOTAL acquired Deer Creek Energy Ltd through a public tender offer launched in August 2005. This company holds 84% of the Joslyn permit and is the operator. This permit is located about 140 km north of Surmont and most of the oil sands can be extracted using mining techniques. The Joslyn project is to be developed in several phases, the first of which (using SAGD) is scheduled to come on stream in 2006, and is expected to represent total production of approximately 2 billion barrels of bitumen over 30 years. Most of the resources (approximately 90%) will be produced using open-pit mining techniques and the rest by on-site SAGD.

In August 2005, TOTAL acquired a 50% stake in the OSL 001 lease immediately north of Surmont and, in November 2005, 50% of the OSL 006 lease immediately south of Surmont. These leases are now integrated within the Surmont project. In addition, TOTAL acquired 100% of the OSL 874 lease located about 40 km west of Surmont in December 2004 and 100% of the OSL 354 lease about 50 km north of Joslyn in August 2005. In July 2004, TOTAL acquired a 40% interest in three exploration permits located in the Akue area in northeastern British Columbia.

Mexico

TOTAL is conducting various studies in cooperation with Mexico’s state-owned PEMEX under a technical cooperation agreement signed in December 2003.

United States

TOTAL has been present in the United States since 1957. In 2005, the Group’s average production was 41 kboe/d, compared to 61 kboe/d in 2004 and 59 kboe/d in 2003. Half of the 2005 production comes from four deep-offshore fields in the Gulf of Mexico: Virgo (64%, operator), Aconcagua (50%, operator), Camden Hills (16.7%) and Matterhorn (100%, operator). Production from these fields was affected primarily by Hurricane Ivan in mid-September 2004 (Matterhorn and Virgo restarted only at the end of April 2005), then by Hurricane Katrina at the end of August 2005. Matterhorn and Virgo were still shut down at the beginning of March 2006.

In 2005, TOTAL continued to streamline its portfolio of assets, reducing its number of blocks in the Gulf of Mexico from 147 in late 2004 to 138 in late 2005 and withdrawing from three blocks in Alaska. In November 2005, TOTAL signed an agreement to exchange four onshore fields in southern Texas for a 17% stake in the deep-offshore Tahiti field in the Gulf of Mexico. Tahiti is scheduled to come on stream in 2008 with a production capacity (in 100%) of 125 kb/d and 70 Mcf/d of natural gas. This transaction closed in January 2006. The streamlining of onshore assets continued in 2006 with the sale of two mature onshore assets in eastern Texas and in Mississippi.

South America

The Group’s South American production in 2005 averaged 247 kboe/d, up 16% over the 213 kboe/d produced in 2004 and up 26% over the 196 kboe/d produced in 2003. South America represented about 10% of the Group’s total production for 2005. Between 2003 and 2005, several projects came on stream: Carina in Argentina in 2005 and Yucal Placer in Venezuela in 2004.

Argentina

TOTAL’s average production in 2005 was 74 kboe/d, a 6% increase from 70 kboe/d in 2004 and 16% higher than the 64 kboe/d averaged in 2003. TOTAL holds interests in the two main basins in Argentina: Neuquen (San Roque and Aguada Pichana fields) and Tierra del Fuego (Carina-Aries and Canadon Alfa fields).

On the San Roque field (24.7%, operator), a medium-pressure compression project launched in 2003 is in progress, with commissioning planned for mid-2006. On the Aguada Pichana field (27.3%, operator), the medium-pressure compression unit started in 2003, and a low-pressure project was launched in 2005, with start-up scheduled for 2007.

In the Austral basin, the Carina-Aries development project offshore Tierra del Fuego (37.5%, operator), which was reactivated in 2003, continued with completion of the construction of the offshore infrastructures in 2004 and of the onshore infrastructures in 2005. Drilling of the first wells on Carina was completed in 2005 and drilling of three wells on Aries was completed in January 2006. The Carina field came on stream in June 2005 and the Aries field came on stream in January 2006. The project to install a fourth medium-pressure compressor at the Canadon-Alfa plant in the Austral basin (37.5%) was launched in 2005. This project was undertaken to adapt the injection capacity of the San Martin gas pipeline for gas from Tierra del Fuego to the flow from Carina-Aries.

In 2005, TOTAL acquired interests in two exploration blocks: Las Tacanas (50.0%, operator) and Chasquivil (50.0%, operator). The Group made a discovery on the Aguada Pichana permit (Aguada Pichana Norte) in 2005.

Bolivia

TOTAL holds six permits in Bolivia: San Alberto and San Antonio, both in production (15%), and four permits in the exploration or appraisal phase: Blocks XX West (41%, operator), Aquio and Ipati (80%, operator) and Rio Hondo (50%). TOTAL’s average production in 2005 was 21 kboe/d, compared to 18 kboe/d in 2004 and 11 kboe/d in 2003. The San Alberto and San Antonio fields have been producing since 2001 and 2003 respectively. TOTAL is also a partner with Transierra (11%), the operator of the Gasyrg gas pipeline which has been in service since 2003, and owns 9% of the Rio Grande compression station. A successful exploration well, Incahuasi X1, was drilled on the Ipati block in 2004.

In May 2005 a new law was enacted in Bolivia that changed the fiscal and regulatory framework for oil and gas operations. TOTAL has asked the Bolivian authorities to open negotiations in order to maintain the economic terms and a regulatory framework satisfactory to both parties.

Brazil

TOTAL increased its interest in the Curio discovery zone on Block BC2 from 35% to 41.2% in 2005.

Colombia

TOTAL holds a 19% stake in the Cusiana and Cupiagua fields where the Group’s share of production was 26 kboe/d in 2005 compared to 30 kboe/d in 2004 and 37 kboe/d in 2003. New agreements were signed in 2005 for the sale of the gas from a new 180 Mcf/d treatment plant, which was started in 2003 and came on line in September 2005. A gas-to-liquids (GTL) project using the gas from Cusiana and Cupiagua is being studied and is the subject of a Memorandum of Understanding signed in 2005 by TOTAL, Ecopetrol and other partners. A new exploration well on the Tangara permit (55%) was being drilled at the end of 2005.

Trinidad & Tobago

TOTAL’s principal asset in Trinidad & Tobago is the shallow offshore Grand Angostura field (30%) which came on stream in January 2005.

Venezuela

The Group has interests in the Sincor (47%) and Yucal Placer (69.5%) projects and in the Jusepin field (55%, operator). TOTAL’s average production was 113 kb/d in 2005 compared to 95 kb/d in 2004 and 84 kboe/d in 2003, an increase of 35% since 2003.

At the end of 2004, the first major maintenance on Sincor’s upgrader, which started operations in March 2002, increased its treatment capacity to more than 200 kb/d of extra heavy oil. Drilling operations resumed in October 2005. On the Yucal Placer field, the initial production phase of 120 Mcf/d, which began in 2004, is producing results in line with projections. On the Jusepin field, TOTAL designed a new development plan that should increase production. This plan has been submitted to the authorities. Talks with the authorities have been underway since 2004 to expand the base of the Group’s oil projects. This expansion is particularly targeted at the extra-heavy oil in the Orinoco basin.

In 2005, the Group was informed by the Venezuelan government of a change in the method for calculating royalties. The Group also received a notice of additional tax assessment on the corporate income tax for the years 2001-2004. The Group believes that it has complied with the applicable fiscal and legal provisions. The Group has paid a higher amount of royalties with reservations. The tax assessment is currently being reviewed. In addition, the Venezuelan government requested that, before April 1, 2006, the Jusepin contract be revised and made similar requests to all companies operating under this type of contract. On March 31, 2006, TOTAL indicated that the proposed new terms and conditions resulting from discussions up to that date were not considered to be acceptable but that, nevertheless, TOTAL remained ready to hold further discussions. Jusepin field operations have been conducted by the state-owned Petroleos de Venezuela S.A. (PDVSA) since April 1, 2006.

Crude Oil and Natural Gas Pipelines

The table below sets forth TOTAL’s interests in crude oil and natural gas pipelines throughout the world as of December 31, 2005.

Pipeline(s)	Origin	Destination	% interest	TOTAL operator	Liquids	Gas
FRANCE
TIGF	Network South West		100.00	X		X

NETHERLANDS
Nogat pipeline	F15A	Den Helder	23.19			X
West Gas Transport	K13A-K4K5	Den Helder	4.66			X
WGT Extension	Markham	K13-K4K5	23.00			X

NORWAY
Frostpipe (inhibited)	Lille-Frigg, Froy	Oseberg	36.25		X
Gassled(1)			9.13			X
Heimdal to Brae Condensate line	Heimdal	Brae	16.76		X
Kvitebjorn pipeline	Kvitebjorn	Mongstad	5.00		X
Norpipe Oil	Ekofisk treatment center	Teeside (UK)	34.93		X
Oseberg Transport System	Oseberg, Brage and Veslefrikk	Sture	8.65		X
Sleipner East Condensate Pipe	Sleipner East	Karsto	10.00		X
Troll Oil Pipeline I and II	Troll B and C	Vestprocess (Mongstad Refinery)	3.70		X
UNITED KINGDOM
Bruce Liquid Export Line	Bruce	Forties (Unity)	43.25		X
Central Area Transmission System (CATS)	Cats Riser Platform	Teeside	0.57			X
Central Graben Liquid Export Line (LEP)	Elgin Franklin	ETAP	46.17	X	X
Frigg System: UK line	Frigg UK, Alwyn North, Bruce, and others	St. Fergus (Scotland)	100.00	X		X
Interconnector	Bacton	Zeebrugge (Belgium)	10.00			X
Ninian Pipeline System	Ninian	Sullom Voe	16.00		X
Shearwater Elgin Area Line (SEAL)	Elgin Franklin, Shearwater	Bacton	25.73			X

GABON
Rabi Pipe	Rabi	Cap Lopez Terminal	100.00	X	X

UNITED STATES
Canyon Express	Aconcagua	Willams Platform	25.80	X		X

SOUTH AMERICA
Argentina
Gas Andes	Neuquen Basin (Argentina)	Santiago (Chile)	56.50	X		X
TGN	Network (Northern Argentina)		19.21	X		X
TGM	TGN	Uruguyana (Brazil)	32.68	X		X

Bolivia
Transierra	Yacuiba	Rio Grande	11.00			X
TBG	Bolivia-Brazil border	Porto Alegre via Sao Paulo	9.67			X
TSB (project)	TGM (Uruguyana)	TBG (Porto Alegre)	25.00			X

Colombia
Ocensa	Cusiana, Cupiagua	Covenas Terminal	15.20		X
Oleoducto de Alta Magdalena	Magdalena Media	Vasconia	1.00		X
Oleoducto de Colombia	Vasconia	Covenas	9.50		X

ASIA
Yadana	Yadana (Myanmar)	Ban-I Tong (Thai border)	31.20	X		X

REST OF THE WORLD
BTC (project)	Baku (Azerbaijan)	Ceylan (Turkey)	5.00		X
SCP (project)	Baku (Azerbaijan)	Erzurum (Turkey)	10.00			X
Dolphin (project)	Ras Laffan (Qatar)	Taweelah (U.A.E.)	24.50			X

(1)	Gassled: unitization of Norwegian gas pipelines through a joint-venture in which TOTAL has an interest of 9.13%. In addition to the direct share in Gassled, TOTAL has a 14.4% interest in the joint-stock company Norsea Gas AS, which holds 3.02% in Gassled.

Gas & Power

The Gas & Power sector encompasses the marketing and trading of natural gas, liquefied natural gas (LNG) and power, the maritime transport and trading of liquefied petroleum gas (LPG), the transport and storage of natural gas and LNG re-gasification. It also includes power generation from combined cycle gas plants and renewable energies and the production and marketing of coal. TOTAL is continuing to develop its global presence in each of these activities.

Natural Gas

In 2005, TOTAL continued to pursue its strategy of developing its activities downstream from natural gas production to optimize access for its present and future gas production and reserves to traditional (organized around long-term contracts between producers and integrated gas companies) as well as newly (or soon to be) deregulated markets. The majority of TOTAL’s natural gas production is sold under long-term contracts. However, a part of its UK, Norwegian and Argentine production as well as substantially all of its North American production are sold on a spot basis. The long-term contracts under which TOTAL sells its natural gas production usually provide for a price related to, among other factors, average crude oil and other petroleum product prices, as well as, in some cases, a cost of living index. Although the price of natural gas tends to fluctuate in line with crude oil prices, there tends to be a delay before changes in crude oil prices are reflected in long-term natural gas prices. The general trend towards the deregulation of natural gas markets worldwide tends to allow suppliers to more freely access a broader range of customers, leading to new marketing structures that are more flexible than traditional long-term contracts. In this context, TOTAL is developing its trading, marketing and logistic activities to offer its natural gas production to new customers, primarily in the industrial and commercial markets, who are looking for more flexible supply arrangements.

Europe

TOTAL has been active in the downstream portion of the gas chain for more than 60 years. Natural gas transport, marketing and storage were initially developed to complement the Group’s domestic production in Lacq (France). Today, TOTAL’s objective is to become a leading supplier of gas to European industrial and commercial customers.

In France, the unwinding of the cross-shareholdings between TOTAL and Gaz de France in their jointly-owned transmission and supply subsidiaries in France was completed in the first quarter of 2005. Since April 2005, the Group’s transmission and storage activities in southwest France have been brought under a wholly-owned subsidiary, Total Infrastructures Gaz France (TIGF), which operates a transport network of 4,905 km of pipes and two storage units with a combined capacity of 85 Bcf (2.4 Bm3), approximately 22% of the overall natural gas storage capacity in France.1 In 2005, the construction of the “Euskadour” pipeline was completed. This pipeline, whose construction was approved in 2003 and started in 2004, is the second pipeline to connect the Atlantic coasts of Spain and France. In 2005, TOTAL sold 260 Bcf (7.4 Bm3) of natural gas to French customers through its new marketing subsidiary Total Energie Gaz (TEGAZ), compared to an overall total of 268 Bcf (7.6 Bm3) sold in France in 2004.

In Spain, since 2001 TOTAL has marketed gas in the industrial and commercial sectors through its participation in Cepsa Gas Comercializadora. TOTAL and Cepsa each have a 35% interest in this company while the Algerian national company Sonatrach owns the remaining 30%. Taking into account TOTAL’s 45.3% interest in Cepsa, TOTAL has a direct and indirect interest of approximately 50% in this company. In 2005, Cepsa Gas Comercializadora sold approximately 63 Bcf (1.8 Bm3) of natural gas, compared to approximately 35 Bcf (1 Bm3) in 2004 and 2003. TOTAL is also participating in the studies for the Medgaz gas pipeline project, intended to directly connect Algeria and Spain, in which the Group has a direct interest of 12% and, through its 45.3% interest in Cepsa, an additional indirect interest of 9%.

In the UK, TOTAL’s subsidiary Total Gas & Power Ltd sells gas and power to the industrial and commercial markets. This subsidiary also conducts global gas, electricity and LNG trading activities as well as holding a 10% interest in Interconnector UK Ltd, a gas pipeline, connecting Bacton in the UK to Zeebrugge in Belgium. In 2005, Total Gas & Power Ltd marketed 189 Bcf (5.4 Bm3) of natural gas to industrial and commercial customers, compared to 189 Bcf (5.4 Bm3) in 2004 and 177 Bcf (5 Bm3) in 2003. Electricity sales in 2005 amounted to 1.7 TWh in 2005 compared to 1.3 TWh in 2004 and 0.8 TWh in 2003.

1	Natural Gas Information 2005.

The Americas

In the United States, TOTAL sold approximately 621 Bcf (17.6 Bm3) of natural gas in 2005, compared to 530 Bcf (15 Bm3) in 2004 and 367 Bcf (10.4 Bm3) in 2003, supplied by its own production and external sources. In South America, TOTAL owns interests in natural gas transport companies in Argentina, Chile and Brazil. In particular, TOTAL’s interests include 19.2% of Transportadora de Gas del Norte (TGN), which operates a gas transport network covering the northern half of Argentina, and 56.5% of the companies that own the GasAndes pipeline connecting the TGN network to the Santiago region of Chile. These different assets represent a total integrated network of approximately 9,000 km serving the Argentine, Chilean and Brazilian markets from gas producing basins in Bolivia and Argentina, where the Group has natural gas reserves. The actions taken by the Argentine government after the 2001 economic crisis resulted in an impairment of the assets of TOTAL’s Argentine subsidiaries. TOTAL continued its efforts in 2005 to preserve the value of these gas transportation and power generation assets.

Asia

TOTAL markets natural gas, transported through pipelines from Indonesia, Thailand and Myanmar and transported in the form of LNG, in Japan, South Korea and Taiwan. The Group is also developing new LNG outlets in emerging markets, notably in India. In Japan, TOTAL has a 3% stake in DME-Development and a 6% stake in DME-International, alongside nine Japanese corporate partners. These companies aim to develop a new process to obtain DiMethyl Ether (DME), an environmentally-friendly liquid fuel, by converting natural gas into carbon monoxide and hydrogen and then chemically transforming this synthetic gas. Tests at a pilot plant with a capacity of 100 t/d, which began in 2004, continued in 2005. Over 17 kt of DME have been produced in 2 years at this plant in Kushiro on Hokkaido Island. The encouraging results at the pilot plant may lead DME-Development to confirm the potential of this new technology. In 2005, DME-International started feasibility studies for the construction of commercial production units.

Liquefied Natural Gas (LNG)

The Gas & Power sector conducts LNG activities downstream from liquefaction plants: LNG shipping, re-gasification, storage and marketing. TOTAL has entered into agreements to obtain long-term access to LNG re-gasification capacity on the three continents which are the largest consumers of natural gas: North America (United States and Mexico), Europe (France) and Asia (India). With these agreements in place, TOTAL is positioned to develop new natural gas liquefaction projects, notably in the Middle East.

Europe

In Europe, TOTAL entered into a partnership agreement with Gaz de France at the end of 2004 which became effective at the beginning of 2005. This agreement will give TOTAL a stake in Fos Cavaou terminal under construction in southern France and should provide TOTAL with a re-gasification capacity of 2.25 Bm3/y (1.7 Mt/y). This terminal has a planned initial capacity of 8.25 Bm3/y (6.1 Mt/y) and is scheduled to begin receiving deliveries of LNG from 2007. Total Gas & Power Ltd signed an agreement in 2004 to purchase 1 Bm3/y (0.7 Mt/y) of LNG from the Snøhvit liquefaction plant (in which TOTAL has an 18.4% interest), intended mainly for marketing in North America and Europe. The first delivery from this plant is expected in the last quarter of 2007.

North America

TOTAL signed an agreement in November 2004 to reserve re-gasification capacity in the United States at the Sabine Pass LNG terminal in Louisiana, whose construction began in April 2005. Under this agreement, TOTAL will have a re-gasification capacity of 7.5 Mt per year (1 Bcf/d) beginning in 2009 for a renewable period of 20 years. TOTAL expects to use this capacity to process LNG from various projects around the world in which it has an interest, particularly those in the Middle East and West Africa. In 2003, TOTAL acquired a 25% interest in the Altamira re-gasification terminal on the eastern coast of Mexico. This terminal is designed to have an initial LNG re-gasification capacity of 5 Mt per year (1.25 Mt/y TOTAL share). Work on this project progressed as scheduled in 2005 and the terminal is expected to begin operations in the last quarter of 2006.

Asia

In April 2005, the Hazira re-gasification terminal on the west coast of the Gujarat state in India was inaugurated, with an initial capacity of 2.5 Mt per year. In 2004, TOTAL acquired a 26% interest in the terminal as well as in the marketing company, SHG, which will sell the re-gasified LNG. TOTAL has agreed to provide 26% of the LNG that SHG will market.

Middle East

In Qatar, negotiations undertaken in 2004 resulted in the signature of heads of agreement in February 2005 for TOTAL to acquire a 16.7% interest in the second train of Qatargas 2 and to purchase up to 5.2 Mt/y of LNG from Qatargas 2 over a 25-year period. This LNG is expected to be marketed in France, the UK and the United States. The heads of agreement are subject to the approval of the relevant authorities in Qatar and in Europe. Further negotiations to finalize the agreements are underway. In Yemen, TOTAL, through its wholly-owned subsidiary Total Gas & Power Ltd, signed an agreement with Yemen LNG Ltd (in which TOTAL has a 39.6% interest) in July 2005 to purchase 2 Mt/y of LNG over a 20-year period beginning in 2009 to be delivered to the United States. In Iran, among the agreements establishing the framework for the future Pars LNG project (in which TOTAL has a 30% interest), Total Gas & Power Ltd signed an agreement to purchase 3 Mt/y of LNG over a 20-year period. This agreement is conditioned upon the final investment decision for the project for the construction of two liquefaction trains, each with a capacity of 5 Mt/y.

Africa

Total Gas & Power Ltd has an agreement to purchase 0.9 Mt/y of LNG from Nigeria LNG Ltd (in which TOTAL has a 15% interest) over a 20-year period. This agreement became effective with the decision by Nigeria LNG Ltd in July 2004 to launch a sixth liquefaction train at its Bonny liquefaction plant. Deliveries are expected to start in 2007. These volumes, intended mainly for the North American and European markets, are in addition to the 0.2 Mt/y purchased by TOTAL from the fourth and fifth trains at the Bonny plant of Nigeria LNG, delivery of which began early in 2006.

Trading

TOTAL’s subsidiary Total Gas & Power Ltd has been trading LNG cargos since 2001. This activity provides TOTAL with flexibility in the supply of gas to its main customers. These cargos originate from major liquefaction plants (in Nigeria, Oman, Abu Dhabi, Algeria and Egypt) which have produced more LNG than they are required to deliver under their long-term sales agreements. The customers for these cargos are mainly located in Europe (France, Spain) and Asia (India, Japan and Taiwan). TOTAL sold 13 spot cargos in 2005, seven in 2004 and 11 in 2003.

Liquefied Petroleum Gas (LPG)

In 2005, TOTAL traded or sold 5 Mt of LPG (butane and propane) around the world, compared to 4.8 Mt in 2004 and 4.7 Mt in 2003. Approximately 1 Mt of this LPG was sold in the Middle East and Asia and sales through coastal trading on small vessels amounted to approximately 1 Mt in Europe while the remaining approximately 3 Mt was sold in the Atlantic and Mediterranean regions on large vessels. Approximately half of these quantities originated from fields or refineries operated by the Group. This LPG trading involves the use of six full-time charter vessels and approximately 70 spot charters. In 2005, TOTAL’s activity in this area represented approximately 10% of worldwide seaborne LPG trade.1 In 2005, TOTAL continued the construction of an underground LPG storage unit in the state of Andhra Pradesh on the east coast of India, which began in November 2003. The start of commercial operations for this terminal is expected in 2007. It has a planned storage capacity of 60 kt and an off-take capacity of 1.2 Mt/y. TOTAL has a 50% interest in this project in partnership with Hindustan Petroleum Company Ltd.

Electricity and cogeneration

TOTAL is participating in a number of natural gas-fired electricity generation facilities in Europe, South America, Asia and the Middle East as part of its strategy of pursuing opportunities at all levels of the gas value chain. TOTAL is currently a partner in facilities with the capacity to generate more than 5,300 MW of electricity, equivalent to 2,347 MW net to the Group (excluding cogeneration facilities linked to its refining activities). TOTAL also participates in several cogeneration facilities. Cogeneration is a process whereby the steam produced to turn turbines to generate electricity is then used for industrial purposes, such as refining petrochemicals or water desalination. This process can have an energy efficiency in the range of 60% to 85%.

The Taweelah A1 cogeneration plant in Abu Dhabi, which combines power generation and water desalination, has been in operation since May 2003 and is owned and operated by Gulf TOTAL Tractebel Power Cy, in which TOTAL has a 20% interest. Taweelah A1 currently has a total power generation capacity of 1,430 MW and a water

1	Poten & Partners – LPG in World Markets – Yearbook 2005.

desalination capacity of 385,000 m3 per day, making it one of the largest gas-fired cogeneration plants in the world1, and represents approximately one quarter of the Emirate of Abu Dhabi’s power generation and water desalination capacities.

In Thailand, Eastern Power and Electric Company Ltd (EPEC) (TOTAL 28%) has operated the combined cycle gas power plant of Bang Bo, which has a capacity of 350 MW, since March 2003. In 2005 this plant attained the maximum number of hours of availability (8,188 hours) provided for under its contracts. In Argentina, TOTAL owns 63.9% of Central Puerto SA and 70% of Hydroneuquen. Central Puerto SA owns and operates gas-fired power stations in Buenos Aires and in Neuquén, with a total capacity of 2,165 MW. Through its stake in Hydroneuquen, TOTAL owns 41.3% of Piedra del Aguila (HPDA), a 1,400 MW hydroelectric dam located in the Neuquén region.

In Nigeria, TOTAL and its partner, the state-owned NNPC, are participating in two projects to construct gas-fired power generation units. These projects are part of the Nigerian government’s policy to develop power generation, stop gas flaring and privatize the power generation sector: the Afam power generation unit (restoration of Afam V, 276 MW capacity and development of Afam VI, 600-660 MW capacity), in which TOTAL has a 10% interest through the SPDC joint venture; and the Obite power generation unit (TOTAL operator, approximately 400 MW combined cycle), within the EPNL joint venture, in which TOTAL has a 40% interest.

In the United Kingdom, in September 2005 TOTAL sold its 40% interest in Humber Power Ltd, which owns a 1,260 MW capacity gas-fired combined cycle power station located on the Humber estuary.

Coal

TOTAL sold approximately 9.5 Mt of coal worldwide in 2005 (compared to 11.3 Mt in 2004 and 11 Mt in 2003). Of this amount, 4.8 Mt was South African steam coal produced by the Group. Approximately 67% of this coal produced by the Group was sold to European utility companies and approximately 20% was sold in Asia. The amount of coal sold by the Group in 2005 was less than that sold in 2004 due to the fact that, pursuant to modifications in the partnership agreements with Xstrata, TOTAL no longer markets Xstrata’s share of production under these agreements (approximately 2 Mt/y). The Group’s South African coal is exported through the port of Richard’s Bay, the largest coal terminal in the world, 5.7% of which is owned by TOTAL.

On the domestic market in South Africa, sales amounted to 0.6 Mt in 2005, primarily to the industrial and metallurgic sectors. TOTAL is also active in coal trading through its wholly-owned subsidiary Total Energy Resources in Hong Kong and through an office established in Jakarta in September 2004. Of the 3 Mt of coal traded in 2005, 70% was sold in Asia. In France, TOTAL, through its subsidiary CDF Energie, is an important distributor of steam coal to the industrial sector (paper, cement, food, residential heating, etc.) with 2005 sales of 2 Mt, approximately 90% of which is produced by diverse sources outside the Group.

Renewable energy

TOTAL is developing its presence in renewable energy as part of its preparation for future energy needs and as part of its sustainable development policy. Currently, the two major components of its activities are solar-photovoltaic energy, where TOTAL has been present since 1983, and wind power. In 2005, TOTAL also decided to participate in the development of a third possibility for renewable energy, wave power.

Solar-photovoltaic power

In solar power, TOTAL has activities that range from the manufacture of photovoltaic cells (Photovoltec) to the design of systems (TENESOL) to the financing of rural electrification projects (Temasol in Morocco and KES in South Africa).

In 2005, Photovoltech, a company specialized in manufacturing photovoltaic cells, of which TOTAL owned 42.5% before increasing its interest to 47.8% in January 2006, had sales of 24 M€. Due to strong demand and the success in marketing the products provided by Photovoltech, overall production capacity, currently approximately 13 MWp/y, is planned to be increased to 20 MWp/y in 2006 and 80 MWp/y in 2008.

In 2005 TOTAL increased its interest in TENESOL (formerly Total Energy), its partnership with EDF, from 35% to 50%. TENESOL specializes in the design, manufacture, marketing and operation of solar-photovoltaic power systems. TENESOL’s sales increased by about 40% from 2004 to 2005 (and by approximately 110% from 2003 to 2005), amounting to approximately 140 M€ and corresponding to an effective capacity of 30.5 MWp. Its main

1	Cogeneration and On-Site Power Production, Volume 4, Number 4, July – August 2003.

commercial markets are for network connections in Europe (mainly in Germany) and for decentralized rural electrification and telecommunication systems in the French Overseas Territories. TENESOL owns a solar panel manufacturing plant in South Africa with an annual production capacity of 35 MWp. In the second half of 2005, TENESOL also began production of solar panels at a site temporarily rented in Toulouse while awaiting the construction of a plant in Toulouse designed to have an initial annual production capacity of 15 MWp.

TOTAL is pursuing decentralized rural electrification activities by responding to tender invitations from public authorities in various countries such as Mali, Morocco and South Africa. In South Africa, the project underway to equip 15,000 households, led by Kwazulu Energy Service Company (TOTAL 35%), had equipped almost 10,000 households by the end of 2005, compared to 4,000 at the end of 2004 and 3,000 at the end of 2003. In Morocco, Temasol, 32.2% of which is directly owned by TOTAL and another 35.6% by TENESOL, continued to work on a project awarded in 2002 to equip 16,000 households. In 2004, Temasol was also awarded a project to equip 37,000 households. In 2005, it was awarded part of a project to equip an additional 5,500 households. At the end of 2005, approximately 20,000 of the total of 58,500 households covered by these projects had been equipped, compared to 10,000 at the end of 2004 and 4,200 at the end of 2003.

Wind power

TOTAL operates a wind farm in Mardyck, France and has initiated development studies for both onshore and offshore projects in France, the UK and Spain. The 12 MW capacity Mardyck wind farm in northern France, commissioned in November 2003, produced approximately 26.4 GWh of electricity in 2005. This wind farm allows the comparison of different technologies at the same site in order to prepare for possible larger scale offshore or onshore projects in the future.

In December 2005, TOTAL was selected by the French Ministry of Industry for a wind power project with a 90 MW capacity in the Aveyron region pursuant to a tender invitation organized by the public authorities. Pursuant to the terms of the bid, the construction of the project is subject to obtaining a permit. The efforts to obtain this permit will be coupled with efforts to inform and consult with concerned parties and will also be the object of a public inquiry. The wind farm may be operational in 2008. Work on this project will be conducted by an equal partnership between TOTAL and Harpen, a member of the RWE group, organized as the “Eoliennes de Mounès” company. TOTAL responded to a call for tenders from the French authorities by submitting a proposal in 2004 to create a wind farm offshore Dunkirk. This proposal was not selected by the French Ministry of Industry, which announced a new tender invitation. TOTAL plans on resubmitting a proposal for this offer.

Wave power

In addition to its participation in the development of solar-photovoltaic and wind power, TOTAL has decided to participate in the development of wave power. In June 2005 TOTAL acquired a 10% interest in a pilot project located offshore Santona, on the northern coast of Spain. Studies are underway to determine the ultimate size of the facilities, including the generation capacity. This research and development project should provide information necessary to better assess the technical and economic potential of this technology.

DOWNSTREAM

The Downstream segment conducts TOTAL’s refining, marketing, trading and shipping activities.

The table below sets forth sales and operating income (adjusted for special items) for Total’s Downstream segment for the periods indicated.

DOWNSTREAM SEGMENT FINANCIAL DATA(1)

	For the Year Ended December 31,
	2005	2004
	(in millions of euros)
Non-Group sales	99,934	86,896
Adjusted operating income	3,899	3,235
Adjusted net operating income	2,916	2,331

(1)	See “Item 5. Operating and Financial Review and Prospects — Results by Business Segment 2005 Compared to 2004 —Downstream” and Note 5 of the Notes to the Consolidated Financial Statements included in this Annual Report for more detailed information on the Downstream segment together with a description of adjustments.

Refining & Marketing

On December 31, 2005, TOTAL’s worldwide refining capacity was 2,708 kb/d. The Group’s refined products sales in 2005 increased to 3,885 kb/d (including trading activities), compared to 3,771 kb/d in 2004 and 3,652 kb/d in 2003. TOTAL is the largest refiner-marketer in Europe1 and, with a market share of 11%, the largest marketer in Africa2. As of December 31, 2005, TOTAL’s marketing network consisted of 16,976 retail stations worldwide (compared to 16,857 in 2004 and 17,284 in 2003), of which approximately 50% are owned by the Group. TOTAL’s refineries also allow the Group to produce a broad range of specialty products, such as lubricants, liquefied petroleum gas (LPG), jet fuel, petrochemical feedstock, special fluids and bitumens.

At the end of 2003, TOTAL decided to accelerate its program for investment in refining to respond to an increasing demand for diesel fuel in Europe and to take advantage of the price differential between heavy crude oil and light crude oil. This program, which was launched in 2004 with the start of construction of a distillate hydrocracker (DHC) at the Group’s refinery in Normandy, France, includes major conversion and desulphurisation projects. Under this program, the Group plans to invest an average of 800 M€ per year over the period from 2005 to 2010 (excluding capitalization of turnarounds). For its marketing activities, the Group’s strategy is to strengthen its existing positions in Europe and Africa and to pursue targeted growth in certain other markets, notably in Asia.

Refining

As of December 31, 2005, TOTAL held interests in 27 refineries (including 13 that it operates), located in Europe, the United States, the French West Indies, Africa and China. TOTAL’s activities in Western Europe have a refining capacity of 2,344 kb/d, accounting for more than 85% of the Group’s refining capacity and making TOTAL the leading refiner in this region. TOTAL operates 12 refineries in Western Europe. Six are located in France, one in Belgium, one in Germany, two in the United Kingdom, one in Italy and one in the Netherlands. TOTAL also has minority interests in another German refinery (Schwedt) and participates in four refineries in Spain through its interest in Cepsa. In the United States, TOTAL operates the Port Arthur, Texas refinery near the Gulf of Mexico, which has a capacity of 174 kb/d. This refinery benefits from the increasing integration of refining and petrochemical operations.

From 2005 to 2010, TOTAL plans to invest approximately 5 B€ to adapt the Group’s refineries to changes in the oil refining market as well as to improve energy efficiency and industrial safety. Most significantly, these investments are designed to increase the production of diesel fuel, the demand for which continues to grow in Europe. The first project of this type is the construction of a distillate hydrocracker (DHC) at the Normandy refinery in France. The construction of this unit began in the spring of 2004 and the unit is scheduled to enter into operation in the summer of 2006. This project is designed to allow the Group to respond to the growing European demand for light distillates (in particular diesel and jet fuel), to reduce the refineries production of heavy fuel oil and to produce high quality feedstock for lubricants and specialty fluids as well as naphta for the neighbouring steamcracker. The project represents a total investment of approximately 500 M€ over the period from 2003 to 2006, and includes the construction, at the same time, of a hydrogen production unit expected to cost approximately 100 M€. A hydrocracker3 with a capacity 2.1 Mt is also planned to be built at Cepsa’s refinery located in Huelva in Spain and to enter into operation near the end of 2009. This project represents an investment of nearly 1 B€.

In addition, these investments are also intended to increase the Group’s capacity to refine high-sulphur crude oil in order to adapt to the increasing proportion of heavy and high-sulphur crude oils being imported from the Commonwealth of Independent States (CIS). The first of these projects is the construction of a desulphurization unit at the Lindsey (Immingham) refinery in the United Kingdom. This investment of approximately 0.2 B€ should allow the plant to raise the proportion of high-sulphur crude that it can process from 10% to 70%. The unit is scheduled to begin operating near the end of 2008. A second project to construct a desulphurization unit at the Donges refinery in France is currently being studied.

These investments will also be used to build a deep-conversion unit in North America to treat heavy crude oil from Venezuela and Mexico. TOTAL is currently studying a project to build a coker that would start operations in 2010. The investment related to this project is estimated at approximately $0.9 billion. Finally, these investments will be used to improve the reliability and energy efficiency of the Group’s refineries, to reduce emissions and for maintenance.

1	Based on refining capacities and/or sales.
2	PFC Energy September 2005.
3	To be completed by a crude distillation unit (CDU), a vacuum distillation unit (VDU) and a hydrogen-producing steam methane reforming (SMR) unit.

In 2005, TOTAL raised its interest in the Rome refinery in Italy to 71.9% by acquiring an additional 14.4% from Shell, who also sold 5.6% of the refinery to ERG. In return, TOTAL sold its 18% interest in the Reichstett refinery in France to Shell. During 2005, six of TOTAL’s refineries in Europe were affected by major turnarounds. These turnarounds were also used by TOTAL to adapt the refining units to meet new European requirements for low-sulfur fuels (10 ppm) that come into effect in 2009, to reduce the environmental impact of the units (air and water quality), to increase energy efficiency and to improve safety.

The table below sets forth TOTAL’s share of the daily crude oil refining capacity of its refineries as at the date indicated.

CRUDE OIL REFINING CAPACITY(1)

	December 31,
	2005	2004	2003
		(kb/d)
Refineries operated by the Group
Normandy (France)	331	328	343
Provence (France)	158	155	159
Flandres (France)	159	160	160
Donges (France)	229	231	231
Feyzin (France)	118	119	117
Grandpuits (France)	99	99	97
Antwerp (Belgium)	350	352	352
Leuna (Germany)	225	227	220
Rome (Italy)(2)	64	52	52
Immingham (UK)	221	223	223
Milford Haven (UK)(3)	73	73	73
Vlissingen (Netherlands)(4)	84	84	84
Port Arthur, Texas (United States)	174	176	176

Sub-total	2,285	2,279	2,287

Other refineries in which the Group has an interest(5)	423	413	409

Total	2,708	2,692	2,696

(1)	In the case of refineries that are not wholly-owned by TOTAL, the indicated capacity represents TOTAL’s proportionate share of the total refining capacity of the refinery.
(2)	TOTAL interest on December 31, 2005: 71.9%. TOTAL interest on December 31, 2004 and 2003: 57.5%.
(3)	TOTAL interest 70%.
(4)	TOTAL interest 55%.
(5)	14 refineries in which TOTAL has interests ranging from 16.7% to 55.6% (seven in Africa, four in Spain, one in Germany, one in Martinique and one in China) and the Reichstett refinery in France in 2003 and 2004.

The table below sets forth by product category TOTAL’s net share of the quantities produced at TOTAL’s refineries (including those in which it has a minority interest) for the periods indicated.

PRODUCTION LEVELS

	2005	2004		2003
		(kb/d)
Gasoline	534	580		584
Avgas and jet fuel	191	188		177
Kerosene and diesel fuel	639	712		724
Fuel oils and heating oils	593	552		535
Other products	406	419		419

Total(1)	2,363	2,451		2,439

Utilization rate (based on crude refining only)	88%	92	%(2)	91	%(2)

(1)	Includes TOTAL’s 45.3% share of Cepsa.
(2)	Revised to reflect calculation based on crude refining only.

Marketing

The Group is one of the leading marketers, based on refined product sales, in the combined six largest markets in Europe (France, Spain, Benelux, United Kingdom, Germany and Italy). In September 2005, TOTAL announced the acquisition of ExxonMobil’s marketing and distribution affiliates in fourteen African countries, making TOTAL the largest marketer in Africa with a market share of 11%.

The table below sets forth by geographic area TOTAL’s average daily volumes of refined petroleum products sold for the years indicated.

SALES OF REFINED PRODUCTS (1)

	2005	2004	2003
		(kb/d)
France	852	882	917
Rest of Europe(1)	1,537	1,505	1,509
United States	256	257	237
Africa	260	245	232
Rest of World	151	129	87

Total excluding Trading	3,056	3,018	2,982

Trading (Balancing and Export Sales)	829	753	670

Total including Trading	3,885	3,771	3,652

(1)	Includes TOTAL’s 45.3% share of Cepsa.

The table below sets forth by geographic area the number of retail stations in the TOTAL network as of the end of the period indicated.

RETAIL STATIONS

	2005	2004		2003
France(1)	5,459	5,626		5,917
Rest of Europe (excluding Cepsa)	4,937	5,003		5,196
Cepsa(2)	1,677	1,697		1,710
Africa	3,505	3,199	(3)	3,324
Other countries	1,398	1,332	(3)	1,137

Total	16,976	16,857		17,284

(1)	Revised after integrating third-party networks. Retail stations under the TOTAL and Elf brands, and, in 2004, approximately 2,000 retail stations under the Elan brand.
(2)	Includes all the retail stations within Cepsa’s network, in which the Group has a 45.3% interest.
(3)	Revised to take into account the transfer of stations in Madagascar from the Africa zone to the category other countries.

Europe

In 2004, the Group completed implementing its program to unify its network under the TOTAL brand. Coupled with a new corporate identity program to provide higher visibility for the TOTAL brand, this program has led to a more coherent and effective commercial strategy. TOTAL is among the leaders in Europe for fuel-payment cards, with approximately 3 million holders in 16 European countries. In 2005, more than 4.54 Mm3 of motor fuels were sold and paid by card, compared to 4.41 Mm3 in 2004 and 4.32 Mm3 in 2003. TOTAL has a network of 435 AS24-branded retail stations dedicated to professional transporters in 17 European countries.

In France, the TOTAL-branded network provides extensive national coverage and offers a broad range of quality retail station services and a diverse selection of other products, such as the “Bonjour” convenience stores, while benefiting from customer loyalty programs. Elf-branded retail stations offer quality fuels and basic services at prices that are particularly competitive. As of December 31, 2005, the TOTAL-branded network consisted of approximately 3,000 retail stations in France, while the Elf-branded network included nearly 300 retail stations. TOTAL also markets fuels at nearly 2,000 Elan-branded retail stations located in rural areas.

Elsewhere in Europe, TOTAL is developing its network of stations in Belgium, Luxembourg, the Netherlands, Germany, the UK, Italy, Portugal and, through its 45.3% interest in the Spanish company Cepsa, Spain. In 2003 and 2004 the Group took steps to focus its European marketing activities in certain countries where it had a significant market share. These steps included acquiring service stations in Germany from Shell-DEA in 2004 in exchange for service stations in France, the Czech Republic and Hungary and concluding an agreement with Agip Petroli and Galp in 2003 to sell TOTAL-branded stations in Spain in exchange for service stations in Italy and Portugal.

In France in 2005, there was an important round of renewals of motorway service station concessions, concerning a total of 58 motorway concessions including 17 belonging to TOTAL. The Group obtained 12 concessions that it considers to be of high strategic value because of their size and location. In Germany, the major restructuring program launched in 2004 was continued in 2005 with the rationalization of the network’s portfolio and the development of non-fuel sales. In the UK, the restructuring program launched in 2003 has had a positive impact and a second phase aiming to further rationalize sites and to develop non-fuel sales will continue in 2006.

In April 2005, TOTAL launched two new high-performance fuels, branded TOTAL EXCELLIUM 98 and TOTAL EXCELLIUM diesel, in France, Belgium, Italy, the Netherlands, the UK and Turkey. These “new generation” fuels reduce fuel consumption and carbon dioxide emissions, decrease exhaust emissions (in particular carbon monoxide), reduce the noise level upon ignition and clean sensitive engine parts such as injectors and inlet valves. The EXCELLIUM range of products demonstrates TOTAL’s commitment to developing innovative and economical technological solutions to respond to its customers needs. At the end of 2005, the results of this initiative, in terms of market penetration, were better than those originally targeted.

In 2005, TOTAL began distributing a urea-based additive called AdBlue for European professional transport vehicles. This product destroys nitrogen oxide in truck exhaust systems in order to meet current and future environmental standards (Euro IV and Euro V). In June 2005, TOTAL inaugurated the first French service station marketing urea, near Lyon. From 2006 to 2008, TOTAL will supply AdBlue in 25 European countries through a network of 400 retail outlets, including 200 in France.

The Group renewed its partnership agreements with car-manufacturers Renault and Peugeot in 2005. These agreements concern research and development (for fuels and lubricants), commercial relations with dealerships and motor sports sponsoring.

Africa

As of December 31, 2005, TOTAL was present in more than 40 African countries and had interests in seven refineries. In 2005, TOTAL strengthened its position in Africa by signing an agreement to acquire the marketing and distribution affiliates of ExxonMobil in 14 African countries (Chad, Djibouti, Eritrea, Ethiopia, Ghana, Guinea Conakry, Liberia, Malawi, Mauritius, Mozambique, Sierra Leone, Togo, Zambia and Zimbabwe). These acquisitions are now effective (with the exception of an interest in Zambia which is still subject to the approval of anti-competition authorities). This acquisition includes 500 service stations and 29 terminals and depots with a capacity of 380,000 m3. With this agreement, TOTAL is reinforcing its presence in western African countries, consolidating its positions in eastern Africa and becoming the largest marketer of petroleum products in Africa.

Asia

As of December 31, 2005, TOTAL is present in 14 Asian countries and has an interest in the refinery at Dalian in China. In March 2005, TOTAL signed a joint-venture agreement with Sinochem in China to develop a network of 200 retail stations in Beijing and the area to the north of the city. The total investment for this project should be approximately $120 million. Three service stations were operating as of December 31, 2005. A second joint-venture with Sinochem for the creation of 300 service stations in the provinces of Shanghai, Jiangsu and Zhejiang in eastern China with a total investment of approximately $100 million was signed in September 2005. The first 100 stations under this agreement were approved by the Chinese Ministry of Commerce in December 2005. The remaining 200 stations should be authorized after the petroleum products distribution market in China is completely opened, which is expected to occur in 2006.

TOTAL and Sinochem have been partners for more than 10 years in the WEPEC refinery located in Dalian, in which TOTAL has 22.4% interest and which has a refining capacity of 10 Mt/y. A distillate hydrocracker with a planned capacity of 1.5 Mt/y is under construction and is scheduled to begin operations in 2006. These investments represent a major step forward in TOTAL’s strategy of expanding its petroleum products marketing operations in China. In 2005, TOTAL continued to develop its network in the Philippines and in Pakistan.

Other Countries

In addition to the zones previously mentioned, TOTAL has also developed a significant presence in Turkey and in the Caribbean. In 2004, TOTAL strengthened its positions in the Caribbean with the creation of two new subsidiaries in Jamaica and Puerto Rico. These new subsidiaries complement TOTAL’s existing activities in Haiti, the French West Indies, Cuba and Costa Rica.

Specialties

TOTAL produces a wide range of refined petroleum products at its refineries and other facilities. TOTAL is among the leading companies in the European specialty products market, in particular in the bitumens, jet fuels and lubricants markets. TOTAL distributes aviation fuel at 550 airports and markets lubricants in over 150 countries. In 2005, TOTAL strengthened its positions in the Central and Eastern European lubricants market by entering into a joint-venture with the Romanian company Lubrifin. The joint venture is 51% owned by TOTAL and was created to produce and market lubricants and greases for the automotive and industrial markets. TOTAL has continued to develop its international LPG (butane and propane) distribution activities and is the fourth largest international distributor on the basis of volumes sold.

Bio-fuels and hydrogen

The Group plays an active part in the promotion of renewable energies and alternative fuels. In 2005, TOTAL consolidated its position as a major participant among oil companies active in biofuels in Europe by producing 390 kt of ETBE1 in seven refineries2 and incorporating 321 kt of VOME3 in diesel fuels produced at eight European refineries. In May, 2005, TOTAL signed a VOME supply contract with Sofiprotéol and Diester Industry for periodically increasing quantities of up to 600 kt/y. In July 2005, TOTAL signed a Memorandum of Understanding with Neste Oil for the production of a new generation bio-diesel. TOTAL and Neste Oil are studying the possibility of building, through a 50/50 joint venture, a production plant for this biodiesel at one of TOTAL’s refineries in Europe. This new, high-quality bio-diesel should contribute to meeting the objectives defined in Europe for incorporating bio-fuels.

Also in 2005, TOTAL intensified its research efforts for making biomass technologies commercially viable, including both technical procedures (electricity and steam production) and new products (emerging technologies for producing bio-fuels and other bio-products). TOTAL has formed partnerships in the Netherlands (to develop technology for converting wet biomass residues into bio-diesel), Germany (to study various methods of gasifying biomass) and in France (for various research projects supported by the French National Research Agency). TOTAL has also been cooperating with automobile manufacturers to study the use of these bio-fuels in automobile engines.

In 2005, TOTAL continued its research and testing programs for fuel cell technologies and hydrogen fuels. In this area, TOTAL has entered into cooperation agreements for automotive applications (with Renault in 2003 and Delphi in 2001) as well as stationary applications (with Electrabel and Idatech in 2004). Under its partnership with BVG, the largest public transport company in Germany and the operator of buses in Berlin, TOTAL created the hydrogen center of excellence in Berlin. The first public hydrogen fueling station has been operating in Berlin since November 2005. TOTAL is also an active participant in the Hydrogen technology platform program launched by the European Commission at the end of 2003, which aims at promoting the development of new technology in Europe.

Trading & Shipping

The Trading & Shipping sector: sells and markets the Group’s crude oil production; provides a supply of crude oil for the Group’s refineries; imports and exports the appropriate petroleum products for the Group’s refineries to be able to adjust their production to the needs of local markets; charters appropriate ships for these activities; and undertakes trading on various derivatives markets. Although Trading & Shipping’s main focus is serving the Group, its know-how and expertise also allow Trading & Shipping to extend the scope of its activities beyond meeting the strict needs of the Group.

1	ETBE: Ethyl-Tertio-Butyl-Ether.
2	Including the Algeciras and Huelva refineries (Cepsa).
3	VOME: Vegetable-Oil-Methyl-Esther.

Trading

TOTAL is one of the world’s major traders of crude oil and refined products on the basis of volumes traded.

The table below sets forth selected information with respect to TOTAL’s worldwide sales and source of supply of crude oil for each of the last three years.

SALES & SUPPLY OF CRUDE OIL

	2005	2004	2003
	(kb/d, except %)
Sales of crude oil
Total Sales	4,465	4,720	4,713
Sales to Downstream segment(1)	2,111	2,281	2,165
Sales to external customers	2,354	2,439	2,548
Sales to external customers as a percentage of total sales	53%	52%	54%
Supply of crude oil
Total supply	4,465	4,720	4,713
Produced by the Group(2)(3)	1,615	1,686	1,608
Purchased from external suppliers	2,850	3,034	3,105
Production by the Group as a percentage of total supply	36%	36%	34%

(1)	Excludes share of Cepsa, in which TOTAL has a 45.3% interest.
(2)	Includes condensates and natural gas liquids.
(3)	Includes TOTAL’s proportionate share of the production of equity affiliates.

The Trading division operates extensively on physical and derivatives markets, both organized and over the counter. In connection with its trading activities, TOTAL, like most other oil companies, uses derivative energy instruments to adjust its exposure to fluctuations in the price of crude oil and refined products. The Trading division undertakes certain physical transactions on a spot basis, but also enters into term and exchange arrangements and uses derivative instruments such as futures, forwards, swaps and options. All of TOTAL’s trading activities are subject to strict internal controls and trading limits.

In 2005, the principal market components reached exceptionally high levels:

		2005	2004	2003	min 2005		max 2005
Brent IPE — 1st line	$/b	55.3	38.0	28.5	40.5	(January)	67.7	(September)
Diesel IPE — 1st line	$/t	507.9	347.5	250.1	361.5	(January)	655.3	(September)
VLCC Ras Tanura Chiba — BITR	$/t	13.9	20.0	12.1	6.7	(June)	30.4	(November)

(IPE: International Petroleum Exchange, now ICE futures)

(1st line: Quotation for first month nearby delivery on the International Petroleum Exchange)

(VLCC: Very Large Crude Carrier. Data estimated from BITR’s market quotations. BITR: Baltic International Tanker Routes)

Throughout 2005, the Trading division maintained a high level of activity, trading physical volumes of crude oil and refined products amounting to an average of approximately 5 Mb/d.

Shipping

The principal activity of the Shipping division is to arrange the transportation of crude oil and refined products necessary for Group activities. The Shipping division provides the wide range of shipping services required by the Group to develop its activities and maintains a rigorous safety policy. Like a certain number of other oil companies and a number of shipowners, the Group uses freight-rate derivative contracts in its shipping activity in order to adjust its exposure to freight-rate fluctuations.

In 2005, the Shipping division of the Group chartered 3,032 voyages to transport approximately 130 Mt of oil. The Shipping division employs a fleet made up of 60 vessels chartered under long-term or medium-term agreements (including six LPG tankers). The fleet is modern, with an average age of approximately six years for crude carriers and less than five years for product carriers, and is predominately comprised of double-hulled vessels.

In 2004, regulations by the International Maritime Organization and the European Union governing the safety of maritime transport of crude oil and oil products came into force. In addition to introducing new rules for the shipping of heavy oil products, these regulations mandate a phase-out of single-hulled ships by 2010 (with the possibility of obtaining extensions until 2015 subject to certain conditions). The number of vessels decommissioned in 2004 and 2005 was relatively low, due to high spot-chartering rates. The number of new vessels expected to enter into service in 2006, 2007 and 2008 should result in lower freight rates and an increase in the number of single-hulled ships that are decommissioned.

CHEMICALS

TOTAL is one of the world’s largest integrated chemical producers based on annual sales. The Chemicals segment is organized into the Base Chemicals sector (petrochemicals and fertilizers), the Specialties sector, which includes the Group’s rubber processing, resins, adhesives and electroplating activities, and Arkema which, since October 1, 2004, regroups chlorochemicals (formerly part of the Base Chemicals & Polymers sector), intermediates and performance polymers.

In February 2004, TOTAL announced a reorganization of its Chemicals segment to streamline its organization and create a separate entity (alongside its Base Chemicals and Specialties activities) designed to have the flexibility to adapt to market trends and the ability to be more responsive to its customers. This new entity, named Arkema, was organized on October 1, 2004. It regroups the activities of the Intermediates & Performance Polymers sector, as well as those of the Chlorochemicals business unit. Arkema is expected to become a stand-alone entity in 2006.1

In 2005 the Industrial Safety department of the Chemicals segment continued to focus on three key areas: on-the-job safety, safety management systems and risk prevention.

The table below sets forth selected financial information for TOTAL’s Chemicals segment for each of the periods indicated. Financial data for the Chemicals segment for 2004 and 2005 are presented according to the new internal organization resulting from the creation of Arkema.

CHEMICALS SEGMENT FINANCIAL DATA(1)

	For the Year Ended December 31,
	2005	2004
	(in millions of euros)
Non-Group sales	22,326	20,042
Adjusted operating income	1,349	1,138
Adjusted net operating income	957	767

(1)	See “Item 5. Operating and Financial Review and Prospects — Results by Business Segment 2005 Compared to 2004 — Downsteam” and Note 5 of the Notes to the Consolidated Financial Statements included in this Annual Report for more detailed information on the Chemicals segment together with a description of adjustments.

Base Chemicals

TOTAL’s Base Chemicals activities encompass petrochemicals, including base petrochemicals (the production of olefins and aromatics), polyethylene, polypropylene and styrenics, as well as fertilizers. Sales reached 10.25 B€ in 2005, compared to 8.86 B€ in 2004. Raw materials prices and energy costs were significantly higher in 2005 than in 2004. The resulting increases in the price of monomers and polymers negatively impacted the general level of demand in 2005. In spite of this context, the adjusted operating income from the Base Chemicals activities increased by nearly 15% in 2005 compared to 2004.

Petrochemicals

TOTAL’s petrochemicals activities include olefins and aromatics (base petrochemicals) as well as polyethylene, polypropylene and styrenics. On October 1, 2004, TOTAL Petrochemicals was created to regroup these activities.

1	Subject to the approval of the shareholders meeting to be held on May 12, 2006.

The following tables set forth the production capacities by main product groups and, for 2005, by region of TOTAL’s petrochemicals as at the date indicated.

PRODUCTION CAPACITIES

	2005				2004	2003
As at December 31, (kt/y)	Europe	North America	Asia and the Middle East(3)	Worldwide	Worldwide	Worldwide
Olefins(1)	5,185	1,155	665	7,005	7,055	6,960
Aromatics	2,550	930	645	4,125	4,040	3,870
Polyethylene	1,315	440	280	2,035	2,130	2,186
Polypropylene	1,205	1,070	145	2,420	2,305	2,295
Styrenics(2)	1,310	1,350	515	3,175	3,110	3,110

(1)	Ethylene, propylene and butadiene.
(2)	Styrene, polystyrene and elastomers.
(3)	Including minority interest in Qatar and 50% of Samsung-Total Petrochemicals capacities in Daesan (South Korea).

TOTAL’s main petrochemicals sites are located in Belgium (Antwerp, Feluy), France (Gonfreville, Carling, Lavéra, Feyzin), and the United States (Port Arthur, Houston and Bayport in Texas, Carville in Louisiana) as well as in Singapore and China (Foshan). Most of these sites are either adjacent to or connected to Group refineries. As a result, most of TOTAL’s petrochemicals activities are closely integrated with the Group’s refining operations.

On August 1, 2003, TOTAL entered into a 50/50 joint venture with Samsung General Chemicals. This joint venture, named Samsung-Total Petrochemicals, has an integrated site at Daesan in South Korea where it produces a wide range of petrochemicals products and polymers which are marketed in Asia.

TOTAL’s objective is to reinforce its position among the leaders in petrochemicals by combining targeted growth with enhanced productivity at its existing large sites. In the more mature markets, TOTAL intends to improve the competitiveness of its existing large sites. In the faster growing Asian markets, TOTAL’s strategy is to expand its activities, either from plants located within the more dynamic markets or from sites located in countries benefiting from favorable access to raw materials.

In this context, Samsung-Total Petrochemicals launched an important program in 2005 to expand and upgrade its site at Daesan. This investment targets a significant expansion of the capacities of the steamcracker and of the styrene plant, as well as the construction of a new polypropylene line. These new capacities are scheduled to be put on stream in 2007 and 2008, respectively. In Qatar, TOTAL, through its affiliate Qatofin, is participating in the construction of an ethane-based steam-cracker at Ras Laffan and of a new linear low-density polyethylene at Mesaïeed. These two units are planned to be put on stream in 2008.

Base petrochemicals

Base petrochemicals encompasses the olefins and aromatics produced by steamcracking petroleum cuts, mainly naphtha, as well as propylene and aromatics produced in the refineries of the Group. The economic environment for these activities is extremely volatile and margins are strongly influenced by the evolution of the price of naphtha. The year 2005 was characterized by a significant increase in the price of naphtha. The subsequent increase of the prices of steamcracker products had a negative impact on the global level of the demand for derivatives. Olefins production increased by approximately 4% in 2005 compared to 2004 reaching a new record level after having increased by 12% in 2004 compared to 2003.

Polyethylene

Polyethylene is a plastic produced by the polymerization of ethylene manufactured in the Group’s steamcrackers. It is principally intended for the packaging, automotive, food, cable and pipe markets. Margins are strongly influenced by the level of demand and by competition from expanding production in the Middle-East, which takes advantage of favorable access to raw materials (ethane, which is associated with crude oil production). In 2005, demand in Asia remained strong and absorbed most of the increased production from the Middle East. In the United States, hurricanes had a significant impact on production. In this environment, TOTAL’s sales volumes decreased by 3% compared to 2004 after having increased by 5% in 2004 compared to 2003.

Polypropylene

Polypropylene is a plastic produced by the polymerization of propylene manufactured in the steam-crackers and refineries of the Group and principally intended for the packaging, appliance, car industry, carpet and household and sanitary goods markets. Margins are primarily influenced by the level of demand and by the availability and price of propylene. In 2005, prices reached record levels which adversely impacted demand, particularly in Europe. Hurricanes also had a negative impact on American demand. In Asia, demand remained weak in the first half of the year but improved in the second half. Sales volumes globally increased by 7% in 2005 compared to 2004, and by 3% in 2004 compared to 2003.

Styrenics

This business unit encompasses styrene monomer, polystyrene and elastomers. Most of the styrene produced by the Group is used in the production of polystyrene. Polystyrene is a plastic principally used in packaging, domestic appliances, electronics and audio-video. Margins are strongly influenced by the level of polystyrene demand as well as by the price of benzene, the principal raw material. In 2005, polystyrene demand was particularly weak in Europe and in North America after moderate growth in 2004. Demand was strong in China in 2005 and 2004, where TOTAL’s 2005 sales increased by 22% compared to 2004.

Fertilizers

The Fertilizers business unit (Grande Paroisse) manufactures and markets nitrogen fertilizers, made using natural gas, and complex fertilizers, made using nitrogen, phosphorus and potassium products. Margins are strongly influenced by the price of natural gas. In 2005, sales grew by approximately 7% compared to 2004 after having increased by more than 12% in 2004 compared to 2003. Volumes of nitrogen fertilizers sold in 2005 increased markedly while the demand for complex fertilizers fell sharply.

Grande Paroisse has continued to deal with the consequences of the explosion that struck its Toulouse plant on September 21, 2001 and has continued to make payments, under the French law presumption of civil responsibility, over and above the compensation paid by insurance companies, reaching a cumulative amount approaching 1,165 M€ as of December 31, 2005.

Specialties

TOTAL’s Specialties sector includes rubber processing (Hutchinson), resins (Cray Valley, Sartomer and Cook Composites & Polymers), adhesives (Bostik) and electroplating (Atotech). The sector covers consumer and industrial markets for which customer-oriented marketing and service are key drivers. The Group markets specialty products in more than 55 countries. Its strategy is to continue its international expansion by combining internal growth and targeted acquisitions while concentrating on growing markets and focusing on the distribution of new products with high added value. In 2005, sales for the Specialties sector reached 6.52 B€, an 8% increase compared with 2004 in spite of weak demand in Europe, after having increased by 5% in 2004 compared to 2003. The adjusted operating income from the Specialties activities increased by nearly 10% in 2005 compared to 2004.

Rubber processing

Hutchinson manufactures and markets products obtained from rubber processing for the automotive and aerospace industries as well as for consumer markets. Sales increased by approximately 4% in 2005 compared to 2004 after increasing by approximately 3% in 2004 compared to 2003. Industrial sales benefited from strong demand in the defense as well as in the aerospace industry in 2005 and grew by approximately 15% compared to 2004. Sales in the consumer goods sector decreased by approximately 3% due to weaker European consumer spending in 2005. In spite of weak demand in the automotive industry in Europe and North America in 2005, sales to the automotive industry remained stable at their 2004 levels.

Hutchinson strengthened its industrial division in July 2005 by acquiring the French company Techlam, a former affiliate of Safran, a manufacturer of mechanical parts for various industrial segments. Hutchinson continued to pursue its strategy of seeking to develop its positions in growing markets such as Central and Eastern Europe, South America and China.

Resins

TOTAL produces and markets resins for adhesives, inks, paints, coatings and structural materials through its three subsidiaries Cray Valley, Sartomer and Cook Composites & Polymers. In 2005, in spite of relatively weak demand sales grew by approximately 13% compared to 2004, after having increased by 7% in 2004 compared to 2003. In 2005, Cray Valley strengthened its position in the adhesive resins market with the acquisition of Wingtak resins from Goodyear and Sartomer acquired the Kaucuk plant in the Czech Republic. This plant manufactures polybutadiene additives for which the market is expanding.

Adhesives

TOTAL’s adhesives subsidiary, Bostik, is one of the worldwide leaders in its sector on the basis of sales, with leading positions in the industrial, hygiene, construction and consumer and professional distribution markets. In 2005, sales increased by 6% compared to 2004 after having increased by 3% in 2004 compared to 2003. In 2005 demand remained strong in the United States and Asia but declined in Western Europe, particularly in the consumer sector, and the prices of raw materials increased.

In 2005, Bostik began the construction of two new flooring adhesives plants in Sainville, France and Sidney, Australia. Bostik also acquired various companies in 2005 with positions in the construction, industrial and distribution segments in Turkey (Cekomastik), in the UK (Laybond and Biscem) and in the Philippines (Global Brands). Bostik also acquired AV Syntec specialized in adhesives for the lumber industry in Australia.

Electroplating

Atotech, which encompasses TOTAL’s electroplating activities, is the second largest company in this market, based on worldwide sales. In 2005, sales grew by 7% compared to 2004 and by nearly 6% in 2004 compared to 2003. Following a relatively weak first half of 2005, conditions improved in the second half, driven by strong demand from the Asian electronics industry.

In 2005, Atotech acquired KAM, a supplier of biochemical solutions to the automotive industry, as well as two companies that manufacture and market various plating products: Chemeta in Lithuania and Russia and MAG in the Czech Republic and Slovakia. Production capacities at the Guangzhou, China and Neuruppin, Germany sites were expanded in 2005.

Arkema

In 2004, TOTAL reorganized its Chemicals segment by placing its chlorochemicals, intermediates and performance polymers activities in a new entity, which was named Arkema effective October 1, 2004. Arkema has 14 business units organized into three sectors, Vinyl Products, Industrial Chemicals, and Performance Products. Each business unit has worldwide activities with industrial sites in Europe, North America and Asia and commercial affiliates in over 40 countries. Arkema operates six research and development centers; four in France, one in the United States and one in Japan, and employs approximately 1,400 researchers. Arkema allocates approximately 3% of its sales to research and development. Arkema is preparing to become independent following TOTAL’s shareholder meeting on May 12, 2006 which will vote on resolutions to spin-off the business. Arkema’s sales increased by nearly 8% in 2005 compared to 2004 and its 2005 adjusted operating income was almost twice that as in 2004.

Vinyl Products

The Vinyl Products sector consists of a number of activities ranging from the electrolysis of salt to PVC (Poly Vinyl Chloride) conversion. It includes the manufacture of chlorine-soda, VCM (Vinyl Chloride Monomer), chloromethanes, chlorine derivatives, PVC, a pipes and profiles business (Alphacan), as well as PVC compounds. Its three business units are Chlorochemicals and PVC, Vinyl Compounds and Alphacan. This sector is subject to fluctuating market conditions and intense competition. Arkema intends to remain a major player in Europe and launched a productivity plan in 2005 which would include the shutdown of underperforming plants and the expansion of its most competitive plants. Under this plan the Saint-Auban facility will specialize in its more competitive activities (specialty PVC, T111) and close its loss-making activities; the Saint-Fons facility will refocus on PVC production; the Fos, Lavéra and Berre plants will increase their production capacities; and the PVC production units at the Balan site will be upgraded. The plan contemplates eliminating more than 500 jobs and investing approximately 100 M€.

The Chlorochemicals and PVC business unit includes chlorine-soda electrolysis (membrane, diaphragm and mercury processes), the production of chemicals immediately downstream (VCM, chloromethanes and chlorine derivatives) and the manufacture of PVC (PVC suspension, PVC paste and copolymers). The Vinyl Compounds business unit offers an extensive range of ready-to-use products manufactured by blending PVC with additives

(plasticizers, stabilizers, colorants). It uses a large number of raw materials, some of which are produced by Arkema (PVC, plasticizers, stabilizers, modifiers). Alphacan’s activities lie downstream from PVC production. It manufactures two major product lines, pipes and profiles, primarily by extruding PVC compounds manufactured in its own facilities. The Company primarily supplies the construction market with a range of products for wastewater disposal, drinking water transportation, sanitation, irrigation, heating systems, window profiles.

Industrial Chemicals

The Industrial Chemicals sector groups several chemical intermediates activities into five business units: Acrylics, PMMA (polymethylethacrylate), Thiochemicals, Fluorochemicals and Hydrogen Peroxide. These activities share a number of common characteristics, including complex manufacturing processes and the worldwide markets with significant potential for growth, particularly in Asia. Arkema has production plants in Europe and North America for most of its key products (acrylic acid, methyl methacrylate, PMMA, fluorochemicals, hydrogen peroxide, sulfur derivatives). The business sector is also present in Asia, where it has local production facilities in fluorochemicals, hydrogen peroxide and PMMA.

Industrial Chemicals plans on developing its business through the use of new facilities in Asia, debottlenecking projects in Europe and the United States, implementing cooperative projects with its major partners, and enhancing the reliability of its production plants. The main products within the Acrylics business unit include acrylic acid and its derivatives (acrylic esters, super-absorbents), methyl methacrylate, oxo alcohols, phthalic anhydride and dioctylphthalate. Its main markets include coatings (paints, UV curing), super-absorbents, PMMA, plastic additives, water treatment, paper manufacturing and adhesives.

The PMMA business unit conducts its worldwide activities as Altuglas International, with the Altuglas® and Plexiglas® trademarks. It is present on three continents with plants in the United States, Mexico, Europe and South Korea. Following a two-fold capacity increase at the Jinhae plant (South Korea) in 2004, this business unit has continued to develop its presence in Asia. The plan to consolidate its entire European sheet production at its two French facilities, Bernouville and Saint-Avold, began a new phase with the startup of an extruded sheet line at Bernouville in May 2005. The plan should be fully implemented by the end of 2006.

The Thiochemicals business unit includes sulfur derivatives, amines, oxygenated solvents, and rubber additives. Its markets are highly diverse and include animal feed, the oil industry, water treatment, fine chemicals, polymers and the rubber industry. The start-up of new acrolein and MMP (methylthiopropionaldehyde) plants at the Beaumont facility (United States) was an important event in 2005. This investment illustrates Arkema’s commitment to remaining an important supplier of methyl mercaptan to the methionine industry.

The Fluorochemicals business unit produces and markets a range of HCFCs (hydrochlorofluorocarbons) and HFCs (hydrofluorocarbons) under the brand Forane®. These products are used primarily in refrigeration (building, motorcar, distribution) and foam manufacture (e.g. blowing agent for polyurethane foam). Some grades are used as monomers for fluorinated polymers (PTFE or polytetrafluoroethylene, PVDF or polyvinylidene fluoride). For Arkema, Fluorochemicals are a worldwide business, with production plants in Europe (France, Spain), the United States and China.

The Hydrogen Peroxide business unit targets applications in two major sectors: bleaching and chemicals. Its main products include hydrogen peroxide, sodium chlorate, and hydrazine and its derivatives. Production involves six industrial facilities. Hydrogen peroxide is a global business for Arkema, with production plants in Europe (France, Germany), North America (Canada, United States), and Asia (China). In July 2005, Arkema announced a plan to extend its production capacities in North America by 20 kt/y through investments at its Bécancour facility (Quebec, Canada). The new capacity is due to come on stream in mid-2006. This decision is in line with Arkema’s strategy to continue developing this activity. Arkema also increased the capacity of its Shanghai plant (China) in 2004.

Performance Products

The Performance Products sector consists of six business units: Technical Polymers, Specialty Chemicals (Ceca), Organic Peroxides, Additives, Urea Formaldehyde Resins, and Agrochemicals (Cerexagri). These business units have a common objective: provide their various markets with technical solutions adapted to their customers’ specific needs. Arkema has strong positions in a number of niche markets, i.e. polyamide 11 and 12, PVDF, molecular sieves, PVC additives (tin-based heat stabilizers, impact modifiers, and acrylic process aids), organic peroxides, as well as pre- and post-harvest treatments for fruits and vegetables. With industrial facilities on three continents, Arkema is able to reach markets worldwide. The key factors for the Performance Products sector include the quality of customer relationships, the ability to offer innovative solutions and develop new high value-added products, and the ability to capitalize on the potential offered by growing regional markets.

The Technical Polymers business unit consists of a number of product lines (specialty polyamides, PVDF, functional polyolefins) with well-known brands: Rilsan®, Orgasol®, Pebax®, Kynar®, Evatane®, Lotryl®, Lotader® and Orevac®. A new EVA high content plant came on stream in May 2005 at the Balan site (France). This new plant replaces the former unit at Mont (France) which has been closed. The activities of the Specialty Chemicals (Ceca) business unit, which are organized as a subsidiary, involve two sectors: surfactants and interface agents on one hand and adsorption and filtration on the other.

Organic Peroxides are initiators used in a number of areas: commodity polymers (polymerization initiators for low density polyethylene, PVC, polystyrene), acrylic polymers, unsaturated polyesters, and rubber curing. Arkema operates 10 production plants in North and South America, Europe and Asia. The start-up of the Changshu plant, near Shanghai (China) in July 2005 has boosted the Company’s base in Asia, which already included production plants in South Korea, India and Japan. Restructuring plans have been announced at Saint-Fons (France) and Spinetta (Italy) in order to improve the competitiveness of the European activities.

The Additives business unit includes PVC additives and tin derivatives. Its products include four main groups: impact modifiers and process aids for PVC, heat stabilizers for PVC, coating additives, and catalysts. The business unit has a global presence, with production plants in Europe (Netherlands), the United States, and Asia (China, Japan), and ranks among the worldwide leaders in its main applications. The Urea Formaldehyde Resins business unit manufactures and markets urea, formaldehyde and melamine resins for the wood industry (particle boards, plywood, flooring). It operates two production plants, in Villers Saint-Paul (France) and in Leuna (Germany), which is placed to capitalize on the growing demand from Central Europe. The Agrochemicals (Cerexagri) business unit focuses its activity on a number of niche sectors of the agrochemicals market, including fruits and vegetables, producing fungicides, insecticides and post-harvest protection specialties.

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

The oil industry is also subject to the payment of royalties and taxes, which may be high compared with those imposed in respect of other commercial activities and which might be subject to material modifications by the governments of certain countries. In addition, substantial portions of TOTAL’s oil and gas reserves are located in certain countries which may individually be considered politically and economically unstable. These reserves and the related operations are subject to certain risks, including:

•	the establishment of production and export limits,
•	the renegotiation of contracts,
•	the expropriation or nationalization of assets,
•	risks relating to changes of local governments or resulting changes in business customs and practices,
•	payment delays,
•	currency exchange restrictions,
•	depreciation of assets due to the devaluation of local currencies or other measures taken by governments that might have a significant impact on the value of activities, and
•	losses and impairment of operations by armed conflicts and actions of terrorist groups.

TOTAL, like other major international oil companies, attempts to conduct its business and financial affairs so as to protect against such political and economic risks. However, there can be no assurance that such events will not adversely affect TOTAL.

The Argentine Financial Crisis

In Argentina, the Group has recorded asset impairment charges related to the effects of the financial crisis in this country which had a negative impact on net income (Group share) of 114 M€ in 2004. TOTAL continues to follow the evolution of the economic and financial situation in Argentina and its consequences on the Group’s operations in this country, which are limited relative to the overall size of the Group.

The Geopolitical Situation in the Middle East

In 2005, the entire Middle East represented 16% of the Group’s production of oil and gas and 3.4% of the Group’s operating income. The Group produces in the United Arab Emirates, Iran, Oman, Qatar, Syria and Yemen. TOTAL cannot predict developments of the geopolitical situation in the Middle East and its potential consequences on the Group’s activities in this area.

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

The development of oil fields, the construction of facilities and the drilling of production or injection wells require advanced technology in order to extract and exploit fossil fuels with complex properties over several decades. The deployment of this technology in such a difficult environment makes cost predictions uncertain. TOTAL’s activities can be limited, delayed or cancelled as a result of numerous factors, such as administrative delays, particularly in terms of the host states’ approval processes for development projects, shortages or late delivery of equipment or weather conditions (the production of four fields situated in the Gulf of Mexico were affected by hurricane damage, principally by Hurricane Ivan in mid-September 2004 and, to a lesser degree, by Hurricane Katrina at the end of August 2005). Some of these risks may also affect TOTAL’s projects and facilities further down in the oil chain.

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

In some countries, TOTAL has also signed contracts called “contracts for risk services” which are similar to the production-sharing contracts, but with the main difference that the repayment of expenses and the compensation for services are established on a monetary basis. In other countries, the contracts for risk services are backed by a compensation agreement (“buy back”), which allows TOTAL to receive a part of the production equal to the cash value of its expenses and compensation.

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

•	Maritime oil spill laws and regulations, particularly the Oil Pollution Act of 1990 which was passed in the wake of the Exxon Valdez spill and which significantly increases oil spill prevention requirements, spill response planning obligations and spill liability for tankers and barges transporting oil, offshore oil platform facilities and onshore terminals.
•	The Clean Air Act and its regulations, which require, among other things, new fuel specifications and sulphur reductions, enhanced control and monitoring of major sources of specified and hazardous air pollutants; stringent air emission limits and new operating permits for chemical plants, refineries, marine and distribution terminals; and risk management plans for the storage of hazardous substances.
•	The Clean Water Act, which regulates the discharge of wastewater and other pollutants from both onshore and offshore operations and, among other things, requires industrial facilities to obtain permits for most surface water discharges, install control equipment, implement operational controls and preventative measures, including spill prevention and control plans and the control of stormwater runoff.
•	The Resource Conservation and Recovery Act (RCRA) regulates the storage, handling, treatment, transportation and disposal of hazardous and non-hazardous wastes and imposes corrective action requirements on regulated activities which mandate the investigation and remediation of potentially contaminated areas at these facilities.

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

Certain branches or activities face specific risks. In oil and gas exploration and production, there are risks related to the physical characteristics of an oil or gas field. These include eruptions of crude oil or of natural gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, hydrocarbon leaks generating toxic risks and risks of fire or explosion. All these events could possibly damage or even destroy crude oil or natural gas wells as well as related equipment and other property, cause injury or even death, lead to an interruption of activity or cause environmental damage. In addition, since exploration and production activities may take place on sites that are ecologically sensitive (tropical forest, marine environment, etc.), each site requires a specific approach to minimize the impact on the related ecosystem, biodiversity and human health.

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

On sites with significant technological risks, risk analyses are performed for new developments, updated in case of planned significant modifications of existing equipment, and periodically re-evaluated. To harmonize these analyses and reinforce risk management, TOTAL has developed a group-wide methodology which is being implemented progressively throughout the sites it operates. In France, three pilot sites are developing Risk Prevention Plans in application of the French law of July 30, 2003. These Risk Prevention Plans will implement various urbanization measures in order to reduce risks to urban environments surrounding industrial sites. The texts implementing these aspects of the law of July 30, 2003 were published at the end of 2005.

Similarly, environmental impact studies are done prior to any industrial development with a specific, thorough initial site analysis taking into account any special sensitivities. These studies also take into account the impact of the activities on the health of the neighboring population. These studies are based upon a common methodology. In countries where prior authorization and supervision is required, the projects are not undertaken without informing the relevant authorities of the studies.

For new products, risk characterizations and evaluations are performed. Furthermore, Life Cycle Analyses (ACV) for related risks are performed on certain products to study all the stages of a products’ existence since their conception until the end of their existence.

TOTAL actively monitors regulatory developments so as to continue complying with local and international rules and standards for the evaluation and management of industrial and environmental risks.

The Group’s commitment to meet its environmental obligations is reflected in its Environmental contingencies and Asset retirement obligations (see Note 20 of the Notes to the Consolidated Financial Statements).

The forthcoming expenses related to Asset retirement obligations are accounted for in accordance with the principles described in Note 1 paragraph P of the Notes to the Consolidated Financial Statements.

Risk evaluations lead to the establishment of management measures that are designed to prevent and decrease the environmental impacts, to minimize the risks of accidents and to limit their consequences. These measures may be put into place through equipment design itself, reinforcing protection devices, designs of structures to be built and even compensation for the consequences of any unavoidable environmental impact. Risk evaluations may be accompanied, on a case by case basis, by an evaluation of the cost of risk control and impact reduction measures.

TOTAL is working to minimize industrial and environmental risks inherent to its activities by putting in place performance procedures and quality, security and environmental management systems, as well as by moving towards obtaining certification for or assessment of its management systems (International Safety Rating System, ISO 14001, European Management and Audit Scheme), by performing strict inspections and audits, training staff and heightening awareness of all the parties involved, and by an active investment policy.

More specifically, an action plan was defined for the 2002-2005 period, focused on two initiatives for improvement: reducing the frequency and seriousness of on-the-job accidents and increasing mastery of industrial risks. The results related reducing on the job accidents are in line with goals, with a 59% decrease in the rate of accidents (with or without time-lost) per million hours worked over the last four years (compared to a goal of 60%). In terms of industrial risks, initiatives under the plan have included specific organization steps and behaviour as well as actions to minimize risks and increase safety for people and equipment. For example, the Downstream and Chemicals segments have made specific investments related to the protection of units, reinforcement of control rooms and security of logistics (stored volumes, transportation chains). The Group has set new goals for the 2006-2009 period in these two areas, and intends to actively pursue its policy for improving the safety of its activities.

In parallel, an environmental action plan was put in place over the period from 2002 to 2007. It contains quantified goals for the reducing green house gas emissions, water pollution and sulfur dioxide emissions. It plans for ISO

14001 certification for 75% of the Group’s major sites by 2007. The evaluation of these activities is the subject of regular, coordinated reporting. Other parameters are surveyed and measured. Among other actions, the Chemicals and Refining & Marketing activities decided in 2005 to launch programs to significantly reduce emissions and pollution over a five year period, and will introduce corresponding investment programs.

More detailed information on TOTAL’s actions regarding safety and environmental concerns is given in the report entitled “Sharing Our Energies” published by the Group.

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

In 2005, the amount of risk kept by OIRC after reinsurance was $27.5 million per incident “property damage and loss of operations”.

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

Insurance Policy

The Group has worldwide tort and property insurance coverage for all its subsidiaries.

These programs are contracted with first-class insurers (or reinsurers and mutual insurance companies of the oil industry through OIRC).

The amounts insured depend on the financial risks defined in the disaster scenarios discussed above and the coverage terms offered by the market (available capacities and price conditions).

More specifically, for:

•	Tort liability: since the maximum financial risk cannot be evaluated using a systemic approach, the amounts insured are based on market conditions and industry practice, in particular, the oil industry. The insurance cap in 2005 for general tort and product liability was $840 million.
•	Property: the amounts insured by sector and by site are based on estimated costs and reconstruction scenarios under the identified worst-case disaster scenarios and on insurance market conditions.

For example, for the highest estimated risk of the Group (the Alwyn field in the UK), the insurance cap was $1.1 billion in 2005.

Coverage of loss of operations was provided in 2005 for the Refining and Chemicals sectors for a compensation period of three years (Refining) or 2 years (Chemicals), also based on the identified worst-case disaster scenarios and on insurance market conditions (combined limits for property and loss of operations). Moreover, deductibles for material damages fluctuate between $0.1 million and $5 million depending on the level of risk, and are carried by the subsidiary.

As a result of less favorable insurance terms available on the market on January 1, 2006, the Group reduced its coverage for civil liability to $735 million, increased the amount of property insurance retained by its reinsurance captive to $50 million and terminated its coverage for loss of operations.

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

Competition

The Group is subject to intense competition within the oil sector and in other related sectors in its activities related to satisfying the energy needs of the industry and of individuals. TOTAL is subject to competition from other oil companies in the acquisition of assets and licenses for the exploration and production of oil and natural gas. Competition is particularly strong with respect to the acquisition of undeveloped resources of oil and natural gas, which are in great demand. Competition is also intense in the sale of manufactured products based on crude and refined oil.

In this respect, the main competitors of TOTAL are ExxonMobil, Royal Dutch Shell, BP and Chevron. At the end of 2005, TOTAL ranked fourth among international oil companies in terms of market capitalization.

E-Commerce

In 2005, TOTAL continued to implement new technologies aimed at improving efficiency, particularly in purchasing, logistics and sales. The purchasing department of the Group has been implementing e-Purchasing initiatives (electronic supply, on-line negotiating and bidding) within Group entities. On-line negotiating tools are used in various purchasing activities, including industrial services (engineering, maintenance, etc.). In e-Procurement, the number of electronic orders sent, as well as the number of participating suppliers involved, continue to increase.

TOTAL’s use of internet sales continues to increase, particularly in its marketing activities and through its on-line ordering portals opened to Group clients. A significant number of transactions (more than 200,000 on-line orders in 2005) has led to an increasing amount of sales (over 5 B€ in 2005). Bitumens, heavy fuel, gasoline, diesel and fuels are sold through these online services. In 2006, TOTAL anticipates making new products and services available through the internet. After a successful pilot program in 2004, in 2005 e-Transit initiatives (cooperative internet-based international transport management) were widely implemented in Exploration & Production subsidiaries as well as in certain of Arkema’s activities. Other Group entities (for example, Hutchinson in the specialty chemicals industry) are prepared to introduce these services in 2006. TOTAL has also implemented e-Booking solutions for business travel. These allow employees to make on-line travel arrangements while benefiting from the Group’s programs in this area, particularly negotiated air fares. e-Invoicing (electronic billing) initiatives continued in 2005, with the implementation of several projects anticipated in 2006.

ORGANIZATIONAL STRUCTURE

TOTAL S.A. is the parent company of the TOTAL Group. As of December 31, 2005, there were 787 consolidated subsidiaries, of which 682 were fully consolidated, 11 were proportionately consolidated, and 94 were accounted for under the equity method. For a list of the Principal Subsidiaries of the Company, see Note 34 of the Notes to the Consolidated Financial Statements.

PROPERTY, PLANTS AND EQUIPMENT

TOTAL has freehold and leasehold interests in numerous countries throughout the world, none of which is material to TOTAL. See “— Business Overview — Upstream” for a description of TOTAL’s reserves and sources of crude oil and natural gas.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis is the Company’s analysis of its financial performance and of significant trends that may affect its future performance. It should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, which differ in certain respects from U.S. GAAP. For a description of such differences and a reconciliation of net income and shareholders’ equity to U.S. GAAP, see Note 4 of the Notes to the Consolidated Financial Statements. This section contains forward-looking statements which are subject to risks and uncertainties. For a list of important factors that could cause actual results to differ materially from those expressed in the forward-looking statements, see “Cautionary Statement Concerning Forward-Looking Statements” on page v.

OVERVIEW

TOTAL’s operating results are generally affected by a variety of factors, including movements in crude oil prices and refining margins, which are both generally denominated in dollars, and in exchange rates, particularly the value of the euro against the dollar. Higher crude oil prices generally have a positive effect on the operating income of TOTAL, as its Upstream oil and gas business benefits from the resulting increase in prices realized from production. Lower crude oil prices generally have a corresponding negative effect. The effect of changes in crude oil prices on TOTAL’s Downstream activities depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. TOTAL’s operating results are also affected by general economic and political conditions and changes in governmental laws and regulations. For more information, see “Item 3. Key Information — Risk Factors” and “Item 4. Information on the Company — Other Matters”.

2005 compared to 2004 results

In 2005, TOTAL’s operating income was 24,047 M€ compared to 16,686 M€ in 2004. The 7.4 B€, or 44%, increase in operating income was mainly due to the positive impacts of higher hydrocarbon prices, higher European refining margins and to generally more favorable Chemicals market conditions and to the lower negative impact of restructuring and impairment charges on operating income in 2005 compared to 2004. Hurricanes in the Gulf of Mexico had a negative impact on operating income for all segments in 2005. The positive impact of ongoing self-help programs in 2005 offset the negative impacts of higher costs in the Upstream segment and strikes in France.

TOTAL’s net income was 12,273 M€ compared to 10,868 M€ in 20041. The 13% increase in net income in 2005 compared to 2004 was mainly due to the increase in operating income, which was partially offset by a higher effective tax rate and the net negative difference in 2005 compared to 2004 of the impact of items related to TOTAL’s equity share of Sanofi-Aventis.

The Group’s total expenditures2 were 11,195 M€ in 2005 compared to 8,904 M€ in 2004. The 26% increase in expenditures in 2005 includes 1.1 B€ in the Upstream segment for the acquisition of Deer Creek Energy Ltd.

1	Net income under U.S. GAAP was 11,597 M€ in 2005 (including changes in accounting policies, as described in Note 4 to the Notes to the Consolidated Financial Statements) compared to 7,221 M€ in 2004. For all periods presented, the difference in net income under IFRS and under U.S. GAAP reflected the difference in accounting treatment primarily of goodwill and purchase accounting related to Elf Aquitaine and Petrofina and the Sanofi-Aventis merger, derivative instruments and hedging activities, impairment of assets and employee benefits.
2	Total expenditures include intangible assets and property, plant and equipment additions; exploration costs directly charged to expenses; acquisitions of subsidiaries, net of cash acquired; investments in equity affiliates and other securities; and increases in long-term loans.

Divestments in 2005 amounted to 1,088 M€, including for the sale of 1.85% of the Kashagan permit to KazMunayGas and the sale of TOTAL’s interest in Humber Power in the UK. In both 2005 and 2004, the main source of funding for expenditures was cash from operating activities.

Outlook

TOTAL’s management measures the Group’s performance, makes investment decisions and sets future objectives1, including for return on average capital employed (ROACE)2 for each segment.

In the Upstream segment, TOTAL is pursuing a strategy of profitable growth that it expects to translate into production growth of close to 4% per year on average between 2005 and 20103. This growth should be particularly significant in Africa, where the growth rate is expected to be 7% per year on average through 20103. Beyond 2010 the portfolio of projects offers strong visibility, due in particular to continued exploration success over the past years and to new giant gas and heavy oil projects.

In the Downstream segment, the contribution of new conversion and desulphurization projects combined with ongoing productivity programs should allow the segment to achieve a ROACE of 20% by 2010 and increase cash flow from operating activities by 0.9 B€ per year in an environment of $25/t4 European refining margins (TRCV).

In petrochemicals, TOTAL’s objective is to continue to increase its polymers production, particularly in Asia and the Middle East, while reducing its fixed cost per unit. The Chemicals segment continues to target a ROACE of 12% at mid-cycle by 2010. As for renewable energies, in an important development in the wind energy business, TOTAL has been selected to build the largest onshore wind farm project in France in the Aveyron region. The 90 MW project is expected to start up in 2008. In addition, the Group expects a five-fold increase in the production of its photovoltaic cells and plans to build a new solar panel factory in Toulouse, France.

Implementing the Group’s growth strategy depends on a sustained investment program. The 2006 budget for capital expenditures is approximately 11 B€, including approximately 8 B€ for the Upstream segment5. Over the period 2006-2010 investments should remain relatively stable. The net-debt-to-equity ratio6 for the Group is targeted to remain in the range of 25% to 30%. TOTAL intends to pursue a dynamic dividend policy. Future dividends will, however, depend on the Company’s earnings, financial position and other factors7. In addition to dividends, the Company expects to continue to buy back its shares using cash flows from operations that are available after paying the dividend and funding the investment program.

TOTAL expects that the 2006-2007 period will be notable for the size and number of major Upstream project start-ups, including among them Dalia, BBLT and Rosa in Angola, Dolphin in Qatar, Surmont and Joslyn in Canada as well as the start-up of the hydrocracker at the Normandy refinery. The contribution of these start-ups is expected to be significant by the end of 2006. During 2006, TOTAL expects to rebalance its Chemicals portfolio by spinning off Arkema, which is one of the proposals shareholders will vote on at the May 12, 2006 Annual Meeting. Since the start of 2006, the oil market environment has remained globally favorable. Oil and gas prices have remained high but refining margins retreated below the level of the fourth quarter 2005.

CRITICAL ACCOUNTING POLICIES

A summary of the Group accounting policies is included in Note 1 of the Notes to the Consolidated Financial Statements. Management believes that the application of these policies on a consistent basis enables the Group to report useful and reliable information about the Group’s financial condition and results of operations.

1	For a discussion of the risks and uncertainties related to these targets and expectations, see “Cautionary Statement Concerning Forward-Looking Statements”.
2	ROACE = adjusted net operating income divided by the average capital employed using remplacement costs. ROACE objectives are set with reference to certain assumptions about the future operating environment. For more information on ROACE, see “— Results by Business Segment 2005 compared to 2004”.
3	Based on $40/b Brent oil price.
4	Approximate average TRCV margin over the past five years.
5	Based on 1€ = $1.2, excluding acquisitions.
6	This ratio comprises the sum of the Group’s current borrowings and bank overdrafts and its non-current debt, net of cash and cash equivalents and short-term investments, divided by the sum of shareholder’s equity, redeemable preferred shares issued by consolidated subsidiaries and minority interest after expected dividends.
7	The payment and amount of dividends are subject to the recommendation of the Board of Directors and resolution by the company’s shareholders. For more information, see “Item 8. Financial Information—Dividend Policy”.

The preparation of financial statements in accordance with IFRS requires management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. Estimates and judgments are used in the Group’s oil and gas accounting for reserves, assets and depreciation in application of the successful efforts method, valuation of long-lived assets, environmental remediation and restoration of sites estimations, accounting for pensions and post-retirement benefits and in the context of the computation of income taxes. Management reviews these estimates and assumptions on a continuous basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the book value of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply.

Lastly, where the accounting treatment of a specific transaction is not addressed by any accounting standards or interpretation, management applies judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•	give a true and fair view of the Group’s financial position, financial performance and cash flows;
•	reflect the substance of transactions;
•	are neutral;
•	are prepared on a prudent basis; and
•	are complete in all material aspects.

The following summary provides further information about the critical accounting policies, which could have a significant impact for the results of the Group and should be read in conjunction with Note 1 of the Notes to the Consolidated Financial Statements.

The assessment of critical accounting policies below is not meant to be an all-inclusive discussion of the uncertainties of financial results that can occur from the application of the full range of the Company’s accounting policies. Materially different financial results could occur in the application of other accounting policies as well. Likewise, materially different results can occur upon the adoption of new accounting standards promulgated by the various rule-making bodies. For a discussion of the Company’s transition to IFRS in 2005, see “— Transition to International Financial Reporting Standards (IFRS)” below.

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

Exploratory drilling costs are temporarily capitalized pending determination of whether the well has found proved reserves if both of the following conditions are met:

•	The well has found a sufficient quantity of reserves to justify, if appropriate, its completion as a producing well, assuming that the required capital expenditure is made; and
•	Satisfactory progress toward ultimate development of the reserves is being achieved, with the Company making sufficient progress assessing the reserves and the economic and operating viability of the project.

The Company evaluates the progress made on the basis of regular project reviews which take into account the following factors:

•	First, if additional exploratory drilling or other exploratory activities (such as seismic work or other significant studies) are either underway or firmly planned, the Company deems there to be satisfactory progress. For these purposes, exploratory activities are considered firmly planned only if they are included in the Company’s three-year exploration plan/budget. At December 31, 2005, the Company had capitalized 219 M€ of exploratory drilling costs on this basis.
•	In cases where exploratory activity has been completed, the evaluation of satisfactory progress takes into account indicators such as the fact that costs for development studies are incurred in the current period, or that governmental or other third-party authorizations are pending or that the availability of capacity on an existing transport or processing facility awaits confirmation. At December 31, 2005, exploratory drilling costs capitalized on this basis amounted to 108 M€ and mainly related to four projects.

See Note 4 paragraph L of the Notes to the Consolidated Financial Statements for additional information.

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

Valuation of long-lived assets

In addition to oil and gas assets that could become impaired under the application of successful efforts accounting, other assets could become impaired and require write-down if circumstances warrant. Conditions that could cause an asset to become impaired include lower-than-forecasted commodity sales prices, changes in the Group’s business plans or a significant adverse change in the local or national business climate. The amount of an impairment charge would be based on estimates of an asset’s fair value compared with its book value. The fair value usually is based on the present values of expected future cash flows using assumptions commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews are based on judgmental assessments of future production volumes, prices and costs, considering information available at the date of review.

Dismantling, asset retirement obligations and environmental remediation

When legal and contractual obligations require it, the Group, upon application of International Accounting Standard (IAS) 37 and IAS 16, records provisions for the future decommissioning of production facilities at the end of their economic lives. Management makes judgments and estimates in recording liabilities. Most of these removal obligations are many years in the future and the precise requirements that will have to be met when the removal event actually occurs are uncertain. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public expectations.

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

Pensions and post-retirement benefits

Accounting for pensions and other post-retirement benefits involves judgments about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost-trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. The assumptions used are reviewed at the end of each year and may vary from year-to-year, based on the evolution of the situation, which will affect future results of operations. Any differences between these assumptions and the actual outcome will also impact future results of operations.

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

Healthcare cost trend assumptions (when relevant) reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization, and changes in health status of the participants.

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

The effect pensions had on results of operations, cash flow and liquidity is fully set out in Note 19 of the Notes to the Consolidated Financial Statements. Net periodic benefit charge in 2005 amounted to 335 M€ and the Company’s contributions to pension plans were 323 M€.

Differences between projected and actual costs and between the projected return and the actual return on plan assets routinely occur and are called actuarial gains and losses. The Group applies the corridor method to amortize its actuarial losses and gains. This method amortizes the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

The unrecognized actuarial losses of pension benefits as at December 31, 2005 were 777 M€ compared to 127 M€ for 2004. The increase in unrecognized actuarial losses is explained by a decrease in discount rates in 2005, that was partially offset by actuarial gains due to an increase in the value of plan assets. As explained above, pension accounting principles require that such actuarial losses be deferred and amortized over future periods, in the Company’s case 15 years.

While the Company has not completed its calculations for 2006, it is considering a decreased weighted-average return for the year (6.14% compared to the 2005 rate of 6.57%), mainly due to the decrease in discount rates in 2005. The Company does not believe that it will be significantly modifying its discount rate in the near future.

The Company’s estimates indicate that a 1% increase or decrease in the expected rate of return on pension plan assets would have caused a 54 M€ decrease or increase, respectively, in the 2005 net periodic pension cost. The estimated impact on benefit charge of the amortization of the unrecognized actuarial losses of 777 M€ as at December 31, 2005, is 5 M€ for 2006, compared to none in 2005.

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

Transition to International Financial Reporting Standards (IFRS)

Effective from January 1, 2005, TOTAL’s consolidated financial statements as of and for the years ended December 31, 2005 and 2004 are prepared on the basis of IFRS as adopted by the European Union as of December 31, 2005. For the periods ending and as of December 31, 2005 and December 31, 2004, TOTAL’s consolidated financial statements would not have been different if presented under “IFRS as published by the IASB” or under “IFRS as adopted by the EU”.

Specific information on the first-time application of IFRS is provided in the Introduction of the Notes to the Consolidated Financial Statements. Information on the transition from French GAAP to IFRS is presented in Note 33 of the Notes to the Consolidated Financial Statements, including:

•	French GAAP to IFRS reconciliation of Shareholders’ equity as of January 1, 2004 and December 31, 2004; and
•	French GAAP to IFRS reconciliation of Net Income for the year ended December 31, 2004.

GROUP RESULTS 2005 COMPARED TO 2004

	As of and for the year ended December 31,
	2005	2004
	(in M€, except per share data)
Sales	143,168	121,998
Operating Income	24,047	16,686
Net income (Group share)	12,273	10,868
Diluted earnings per share	20.78	17.92
Investments	11,195	8,904
Total divestitures	1,088	1,192
Cash flow from operating activities	14,669	14,662

The 2005 oil market environment was more favorable than in 2004. The average Brent oil price increased by 42% to $54.5 per barrel in 2005 from $38.3 per barrel in 2004 and the European refining margins indicator used by TOTAL’s management (TRCV) rose sharply to $41.6 per ton from $32.8 per ton in 2004. The average dollar-euro exchange rate was unchanged at 1.24 dollars per euro. The environment for Chemicals activities was generally more favorable in 2005 than in 2004.

TOTAL’s consolidated sales increased by 17% to 143.2 B€ in 2005 from 122.0 B€ in 2004. Operating income increased by 44% to 24,047 M€ in 2005 from 16,686 M€ in 2004. The 7.4 B€, or 44%, increase in operating income reflects the positive impact of higher hydrocarbon prices, the stronger refining environment, improved market conditions for Chemicals activities. Productivity improvements in the Downstream and Chemicals segments were more than offset by less favorable conditions for marketing activities, the impact of hurricanes in the Gulf of Mexico on the Group’s activities, higher costs in the Upstream segment and the impact of strikes in France. Asset impairment and restructuring charges and provisions, mainly in the Chemicals segment, had a negative impact on operating income of 420 M€ in 2005 (including about 300 M€ related to Arkema). In 2004, asset impairment and restructuring charges and provisions, comprised mainly of asset impairment charges in the vinyl products and polyethelyne activities in Europe, had a negative impact of 901 M€.

TOTAL’s net income was 12,273 M€ in 2005 compared with 10,868 M€ in 20041. The 13% increase in net income in 2005 compared to 2004 was mainly due to the increase in operating income, which was partially offset by the net negative difference between the 542 M€ negative impact on net income in 2005 of TOTAL’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger and of special items recorded by Sanofi-Aventis and the positive impact of 2,286 M€ on net income in 2004 due to a dilution gain related to the Sanofi-Aventis merger (after taking into account TOTAL’s equity share of the amortization of intangible assets also related to the Sanofi-Aventis merger) as well as the negative impact of the higher effective tax rate in 2005.

Over the course of 2005, the Group bought back 18.3 million of its shares, or nearly 3% of its share capital, for 3,485 M€. Earnings per share, based on 590.5 million fully-diluted weighted-average shares, rose to 20.78 euros in 2005 from 17.92 euros in 2004, an increase of 16%, which is higher than the increase in net income due to the accretive effect of the share buy-backs.

RESULTS BY BUSINESS SEGMENT 2005 COMPARED TO 2004

Business Segment Reporting

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the

1	Net income under U.S. GAAP was 11,597 M€ in 2005 compared to 7,221 M€ in 2004. For all periods presented, the difference in net income under IFRS and under U.S. GAAP reflected the difference in accounting treatment primarily of goodwill and purchase accounting related to Elf Aquitaine and PetroFina and the Sanofi-Aventis merger, derivative instruments and hedging activities, impairments of assets and employee benefits.

business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with International Accounting Standard (IAS) 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. The adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to ensure the comparability of the Group’s results with those of its competitors, mainly North American. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory value in the income statement is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO method and the replacement cost method. The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s audited consolidated financial statements, see Note 5 of the Notes to the Consolidated Financial Statements.

In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income at the segment level after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, equity in income in affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income which are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

The tables below set forth each of TOTAL’s business segment’s sales, operating income, reconciling items (equity in income (loss) of affiliates and other items and tax on net operating income) of net operating income to operating income, net operating income, adjustments to net operating income, adjusted net operating income, investments, divestments and ROACE for each of the years ended December 31, 2005 and 2004. For a discussion of the manner of calculating net operating income and ROACE, see Note 2 (“Main indicators of the information by business segment”) of the Notes to the Consolidated Financial Statements.

	Upstream	Downstream	Chemicals
	(in millions of euros)
2005
Non-Group sales	20,888	99,934	22,326
Operating income	18,421	5,096	997
Equity in income (loss) of affiliates and other items	587	422	(641)
Tax on net operating income	(10,979)	(1,570)	(198)
Net operating income	8,029	3,948	158
Adjustments affecting net operating income	—	(1,032)	799
Adjusted net operating income(1)	8,029	2,916	957
Investments	8,111	1,779	1,115
Total divestitures	692	204	59
2004
Non-Group sales	15,037	86,896	20,042
Operating income	12,844	3,638	553
Equity in income (loss) of affiliates and other items	148	95	(522)
Tax on net operating income	(7,281)	(1,131)	(53)
Net operating income	5,711	2,602	(22)
Adjustments affecting net operating income	148	(271)	789
Adjusted net operating income(1)	5,859	2,331	767
Investments	6,202	1,675	949
Total divestitures	637	200	122

ROACE	Upstream	Downstream	Chemicals
2005	40%	28%	11%
2004	36%	25%	9%

(1)	Adjusted for special items and the inventory valuation effect.

Upstream

Upstream segment sales (excluding sales to other segments) were 20,888 M€ in 2005 compared to 15,037 M€ in 2004, reflecting the positive impact of higher hydrocarbon prices, which were only partially offset by a decline in production volumes notably due to hurricanes in the Gulf of Mexico and maintenance in the North Sea.

Adjusted net operating income from the Upstream segment increased by 37% to 8,029 M€ in 2005 from 5,859 M€ in 2004. This nearly 2.2 B€ increase in adjusted net operating income from the Upstream segment was due to an estimated positive impact of 2.4 B€ from the stronger oil and gas market environment which was partially offset by an estimated negative impact of approximately 0.15 B€ of lower production, excluding the effect of higher hydrocarbon prices on entitlement volumes under production sharing and buy-back contracts, that was essentially due to hurricanes in the Gulf of Mexico, and by other factors, including higher costs, with an estimated negative impact of less than 0.1 B€. There were no adjustments affecting Upstream net operating income in 2005. In 2004, the exclusion of special items (comprised primarily of asset impairment charges) had a positive impact of 148 M€ on adjusted net operating income. Upstream ROACE was 40% in 2005 compared to 36% in 2004, reflecting primarily the increase in adjusted net operating income.

In 2005, net operating income amounted to 8,029 M€ (for 2004, 5,711 M€) from operating income of 18,421 M€ (for 2004, 12,844 M€), with the difference between these two measurements resulting primarily from taxes on net operating income of 10,979 M€ (for 2004, 7,281 M€), offset by income from equity affiliates and other items of 587 M€ (for 2004, 148 M€).

Oil and gas production declined by 3.7% to 2,489 kboe/d in 2005 from 2,585 kboe/d in 2004. Adjusted for the negative impact of higher oil and gas prices on entitlement volumes from production sharing and buy-back contracts and excluding the impact of the hurricanes in the Gulf of Mexico, the Group’s production remained stable in 2005 compared to 2004. Production growth mainly from Venezuela, Libya, Indonesia, Trinidad & Tobago and Argentina was offset by decreases in the North Sea (due, in particular, to the decommissioning of Frigg) and Syria.

The Upstream segment’s proved reserves declined by 0.4% to 11,106 Mboe at December 31, 2005 from 11,148 Mboe at December 31, 2004. This slight decline includes the negative impact of the higher year-end 2005 price on the calculation of proved reserves. See “Item 4. Information on the Company — Business Overview — Upstream — Reserves — Proved Reserves” for a table showing changes in proved reserves by year and “Supplemental Oil and Gas Information (Unaudited)” contained elsewhere herein for additional information on proved reserves, including tables showing changes in proved reserves by region.

Total capital expenditures of the Upstream segment increased by 31% to 8,111 M€ in 2005 from 6,202 M€ in 2004. In 2005, development expenditures mainly included the following projects: Kashagan in Kazakhstan; Ekofisk and Snohvit in Norway; Dalia, Rosa and BBLT in Angola; Tunu-Tambora in Indonesia; Dolphin in Qatar; Forvie in the UK; Akpo and Bonga in Nigeria. In 2005, 1.1 B€ was dedicated to the acquisition of Deer Creek Energy Ltd in Canada. In 2004, capital expenditures were made mainly in France, Angola, Nigeria, Norway, Kazakhstan, the United States and Venezuela.

Strategically, TOTAL plans to continue to increase the weight of the Upstream segment within its overall activities. The Group’s priority is to increase its hydrocarbon production, notably through the development of large projects, including conventional oil and gas, midstream gas, LNG, and enhanced recovery projects, while maintaining high profitability.

Downstream

Downstream segment sales (excluding sales to other segments) increased to 99,934 M€ in 2005 compared to 86,896 M€ in 2004. Refinery throughput declined by 3% to 2,410 kb/d in 2005 from 2,496 kb/d in 2004. The refinery utilization rate fell to 88% in 2005 from 92% in 2004 largely due to the effect of strikes in France and Hurricane Rita in the United States. Excluding the impact of the strikes and Hurricane Rita, the refinery utilization would have been 91%, slightly lower than the rate in 2004 due to a larger program of major turnarounds. There are fewer major turnarounds scheduled for 2006 than in 2005.

Adjusted net operating income from the Downstream segment rose to 2,916 M€ in 2005 from 2,331 M€ in 2004, an increase of 25%. The stronger Downstream environment had a positive impact estimated at 0.6 B€. Self-help programs contributed approximately 0.1 B€, but this contribution was more than offset by an estimated 0.2 B€ negative impact from strikes in France and Hurricane Rita in the United States. The inventory valuation effect had a negative impact on adjusted net operating income of 1,032 M€ in 2005 and 349 M€ in 2004. Downstream ROACE increased to 28% in 2005 from 25% in 2004, reflecting primarily the increase in adjusted net operating income. There were no special items in the Downstream segment in 2005 while in 2004 the exclusion of special items had a positive impact of 78 M€ on adjusted net operating income from the Downstream segment.

In 2005, net operating income amounted to 3,948 M€ (for 2004, 2,602 M€) from operating income of 5,096 M€ (for 2004, 3,638 M€), with the difference between these two measurements resulting primarily from taxes on net operating income of 1,570 M€ (for 2004, 1,131 M€), offset by income from equity affiliates and other items of 422 M€ (for 2004, 95 M€).

Total capital expenditures by the Downstream segment were 1,779 M€ in 2005 compared to 1,675 M€ in 2004. Downstream investments in 2005 included 0.2 B€ for the construction of the distillate hydrocracker at the Normandy refinery, which is expected to start operations in 2006 as well as the acquisition of marketing activities in 14 African countries. TOTAL has committed to a stronger refinery investment program of about 800 M€ per year for the period 2006-2010 to upgrade its units so that they can process more high-sulfur crude and produce more high-quality light products. TOTAL plans to pursue its strategy of strengthening its positions in Europe and Africa and selectively growing in Asia, while improving returns through capital discipline and productivity gains.

Chemicals

Chemicals segment sales (excluding sales to other segments) increased by 11% to 22,326 M€ in 2005 from 20,042 M€ in 2004, primarily in response to an overall improved market environment for Chemicals. Adjusted net operating income from the Chemicals segment was 957 M€ in 2005 compared to 767 M€ in 2004, reflecting improvement in the operating income for each of the three sectors, Base chemicals, Specialities and Arkema. Market conditions for base chemicals were volatile during 2005, with a very favorable first quarter followed by margin weakness resulting from erratic customer demand linked to volatile raw material prices. Higher 2005 operating income from Arkema reflected the benefits of restructurings. Specialities performed well despite higher raw material costs.

The inventory valuation effect had a negative impact on adjusted net operating income for the Chemicals segment of 50 M€ in 2005 and 157 M€ in 2004. In 2005, the exclusion of special items (comprised mainly of restructuring charges, impairments and provisions for environmental liabilities in the Chemicals segment) had a positive impact of 849 M€ on adjusted net operating income. In 2004, the exclusion of special items (comprised mainly of asset impairments in the European vinyl products and polyethelene activities of the Chemicals segment as well as a provision for environmental remediation, also in the Chemical segment) had a positive impact of 946 M€ on adjusted net operating income. For further information on the impairment charges, including facts and circumstances giving rise to certain of them, see Note 5 paragraph D of the Notes to the Consolidated Financial Statements.

In 2005, net operating income amounted to 158 M€ (for 2004, a loss of 22 M€) from operating income of 997 M€ (for 2004, 553 M€), with the difference between these two measurements resulting primarily from losses from equity affiliates and other items of 641 M€ (for 2004, a loss of 522 M€), as well as from taxes on net operating income of 198 M€ (for 2004, 53 M€).

Chemicals ROACE was 11% in 2005 compared to 9% in 2004, reflecting primarily the increase in adjusted net operating income. Excluding the Arkema sector, which is expected to be spun off in 2006, the Chemicals ROACE would have been 12% in 2005. Total capital expenditures by the Chemicals segment increased to 1,115 M€ in 2005 compared to 949 M€ in 2004. Capital expenditures in both years were made mainly in Europe, the United States and Asia. In the Chemicals segment, the Group is targeting growth in high potential areas such as Asia while continuing to implement productivity programs. TOTAL has announced a strategic reorganization that involves spinning off Arkema, which includes the Chlorochemicals and Intermediates & Performance Polymers activities.

LIQUIDITY AND CAPITAL RESOURCES

TOTAL’s cash requirements for working capital, share buy-backs, capital expenditures and acquisitions over the past two years were financed primarily by a combination of funds generated from operations, borrowings and divestments of non-core assets. The Group continually monitors the balance between cash flow from operating activities and net expenditures. In the Company’s opinion, its working capital is sufficient for its present requirements.

The largest part (approximately 90%) of TOTAL’s capital expenditures are made up of additions to intangible assets and property, plant and equipment, with the remainder attributable to investments in financial assets. In the Upstream segment, as described in more detail under “Supplemental Oil and Gas Information — Costs incurred”, capital expenditures are principally development costs (approximately 70% mainly for construction of new production facilities), exploration expenditures (successful or unsuccessful, approximately 9%) and acquisitions of proved and unproved properties (approximately 15%). In the Downstream segment, about 55% of capital expenditures are related to refining activities (essentially 54% for upgrading units and 46% for new construction), the balance being used in marketing/retail activities and for information systems. In the Chemicals segment, capital expenditures relate to all activities, and are split between upgrading units (approximately 80%) and new construction (approximately 20%).

For detailed information on expenditures by business segment, please refer to the discussion of Company Results for each segment above.

TOTAL’s capital expenditures were 11,195 M€ in 2005 compared to 8,904 M€ in 2004, representing an increase of 26%. During 2005, 72% of the expenditures were made by the Upstream segment, 16% by the Downstream segment, 10% by the Chemicals segment and 2% by Corporate. During 2004, 71% of the expenditures were made by the Upstream segment, 18% by the Downstream segment, 10% by the Chemicals segment and 1% by Corporate. The main source of funding for such expenditures has been cash from operating activities.

Cash flow from operating activities was 14,669 M€ in 2005 compared to 14,662 M€ in 2004. TOTAL’s non-current financial debt was 13,793 M€ at year-end 2005 compared 11,289 M€ at year-end 2004. For further information on the Company’s level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see Note 21 of the Notes to the Consolidated Financial Statements included in this Annual Report. For further information on the Company’s treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Total divestitures, based on selling price and net of cash sold, were 1,088 M€ in 2005 compared to 1,192 in 2004 M€. In 2005, the Group sold 1.85% of Kashagan to KazMunayGas and its interest in the UK power generation company Humber Power. In 2004, TOTAL sold certain financial assets and non-strategic operating assets in the Upstream, Downstream and Chemicals segments and also transferred certain assets to Gaz de France in an asset swap.

Shareholders’ equity increased by 9,065 M€ to 41,483 M€ at December 31, 2005 from 32,418 M€ at December 31, 2004. Changes to shareholders’ equity in 2005 were due primarily to the addition of net income, offset by the cancellation of treasury shares, the payment of the annual dividend and translation adjustments. During 2005, TOTAL repurchased 18.3 million shares for 3.5 B€. During 2004, TOTAL repurchased 22.55 million of its own shares for approximately 3.6 B€.

As of December 31, 2005, TOTAL’s net-debt-to-equity ratio, which is the sum of its current borrowings, net current financial instruments and non-current financial debt net of its hedging instruments of non-current financial debt, cash and cash equivalents divided by the sum of shareholders’ equity, redeemable preferred shares issued by consolidated subsidiaries and minority interest after expected dividends, was 32% compared to 30.7% at year-end 2004. Over the 2004-2005 period, TOTAL used its net cash flow (cash flow from operating activities less total expenditures plus total divestitures) to maintain this ratio in its target range of around 25 to 30% primarily by managing net debt (financial short-term debt plus non-current debt less cash and cash equivalents), while higher net income increased shareholders’ equity and repurchases and cancellations of shares decreased shareholders’ equity. As of December 31, 2005, TOTAL S.A. had $7,335 million of long-term confirmed lines of credit, of which $7,293 million were unused.

In 2006, the Company expects to use net cash flow after dividends to maintain its net debt-to-equity ratio in the targeted range of around 25 to 30% and to continue to repurchase shares of the Company depending on the market environment and the level of divestments.

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

CONTRACTUAL OBLIGATIONS

	Payment due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of euros)
Non-current debt obligations(1)	—	4,715	4,163	4,060	12,938
Current debt obligations(2)	903	—	—	—	903
Capital (finance) lease obligations(3)	51	97	82	199	429
Asset retirement obligations(4)	174	256	190	3,090	3,710
Operating lease obligations(3)	273	380	214	441	1,308
Purchase obligations(5)	3,402	3,461	4,651	12,663	24,177

Total	4,803	8,909	9,300	20,453	43,465

(1)	Non-current debt obligations is included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the balance sheet. It includes the non-current portion of issue swaps and swaps hedging debenture loans, and excludes non-current capital lease obligations of 378 M€.
(2)	The current portion of non-current debt is included in the items “Current borrowings” and “Current financial instruments” of the balance sheet. It includes the current portion of issue swaps and swaps hedging debenture loans and excludes the current portion of capital lease obligations of 51 M€.
(3)	Capital (finance) lease obligations and operating lease obligations: the Group leases real estate, service stations, ships, and other equipment through non-cancelable capital and operating leases. These amounts represent the future minimum lease payments on non-cancelable leases to which the Group is committed as of December 31, 2005.
(4)	The discounted present value of upstream asset retirement obligations, primarily asset removal costs at the completion date.
(5)	Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects, that are enforceable and legally binding on the company, and that specify all significant terms, including the amount and the timing of the payments. These obligations include mainly: hydrocarbon unconditional purchase contracts (except where an active, highly-liquid market exists and which are expected to be re-sold shortly after purchase), booking of transport capacities in pipelines, unconditional exploration works and development works in Upstream, and contracts for capital investment projects in Downstream. This disclosure does not include contractual exploration obligations with host states where a monetary value is not attributed, purchases of booking capacities in pipelines where the Group has a participation superior to the capacity used, and purchase obligation commitments on fields where the Group is not the operator.

The Group has other obligations in connection with pension plans which are described in Note 19 of the Notes to the Consolidated Financial Statements. As these obligations are not contractually fixed as to timing and amount, they have not been included in this disclosure. Other non-current liabilities, detailed in Note 20 of the Notes to the Consolidated Financial Statements, are liabilities related to risks that are probable and amounts that can be reasonably estimated. However, no contractual agreements exist related to the settlement of such liabilities, and the timing of the settlement is not known.

RESEARCH AND DEVELOPMENT

The Group strategy for research and development is focused on its three business segments, principally in the following areas:

•	Exploration and Production technology to allow access, at acceptable costs, to new energy resources (high-pressure/high-temperature, deep offshore, heavy crude oils, polyphasic transportation, acidic gas) as well as environment-friendly technologies such as reduction of greenhouse gas emissions, capture and sequestration of CO2 produced by the Group’s units, containment of acidic gas emissions and efficient use of water in the upstream industrial process.
•	Refining technology to allow the identification, anticipation and the reduction of constraints linked to the operation of facilities, the evolution of specifications and the control of environmental emissions, including by exploitation of biofuels and, more generally, bioenergy, and marketing technology allowing the creation of innovative products representing sales opportunities.
•	Chemical processes to increase competitiveness, quality, safety and respect of the environment, in particular on the following themes: new catalyst and polymerization technologies, new products (bio-polymers and bio-degradable polymers, elastomers, anti-vibration systems, new coatings) as well as nano-technologies.

Research and development costs amounted to 676 M€ in 2005 (or 0.5% of sales) compared to 635 M€ in 2004. The number of employees dedicated to research and development activities in 2005 was 5,312 compared to 5,257 in 2004.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In accordance with French law governing a société anonyme, the Company’s affairs are managed by its Board of Directors and by its Chairman, President-Chief Executive Officer, who has full executive authority to manage the affairs of the Company.

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

As of February 28, 2006, the Company’s Board of Directors was comprised of 16 members. The Company’s statuts provide that the number of members of TOTAL’s Board of Directors may be within an unspecified range permitted by French law, which sets the maximum number of at 18. The members are elected by the shareholders of the Company entitled to vote at ordinary general shareholders meetings.

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

The table below sets forth, as of February 28, 2006 the name, year of initial appointment, year of expiration of term, age, principal business activities outside of the Company, and number of shares owned of each director of the Company.

Name	Director Since	Term Expires	Age	Principal Business Activities Outside of the Company	Number of Shares Owned
Thierry Desmarest, Chairman	1995	2007	60	Chairman and President-Chief Executive Officer of TOTAL S.A., Director of Sanofi-Aventis (pharmaceuticals), Member of the Supervisory Board of Air Liquide (industrial and medical gases and related services) and of Areva (nuclear power), Chairman and President-Chief Executive Officer of Elf Aquitaine.	73,300
Daniel Boeuf	2004	2007	57	Head of Training and Skills Management, Specialties sector, TOTAL FRANCE. Chairman of the Supervisory Board of the Total Actionnariat France employee investment fund.	1,229	(1)
Daniel Bouton(2)	1997	2006	55	Chairman and Chief Executive Officer of Société Genérale (retail, corporate and investment bank), Director of Schneider Electric S.A. (electrical distribution, industrial control and automation), and of Veolia Environnement (environmental services).	800
Bertrand Collomb	2000	2006	63	Chairman of the Board of Lafarge (construction materials) and Vice-Chairman of Unilever (foods, home care and personal care).	1,178

Name	Director Since	Term Expires	Age	Principal Business Activities Outside of the Company	Number of Shares Owned
Paul Desmarais Jr.(3)(4)	2002	2008	51	Chairman of the Board and Co-chief Executive Officer of Power Corporation of Canada (management and holding company, financial services and communications sectors), Vice-Chairman and Acting Managing Director of Pargesa Holding (holding company, media, energy, water, waste services and specialty minerals sectors), Vice-Chairman of the Board of Imerys, (minerals processing), Directors and Member of the Management Committee of Great West (financial services holding company, life and health insurance, investment and retirement savings and reinsurance businesses, of Groupe Bruxelles Lambert (holding company, industrial companies of diversified sectors), and of the London Insurance Group Inc. (insurance), Director of Suez (energy, environment, water and waste services).	500
Jacques Friedmann(5)	2000	2006	73	Director of LVMH (luxury goods).	1,519
Bertrand Jacquillat	1996	2008	61	University Professor. Co-founder and Chairman and Chief Executive Officer of Associés en Finance (financial analysis and valuation), Member of the Supervisory Board of Klépierre (commercial real estate management).	900
Antoine Jeancourt-Galignani	1994	2006	69	Former Chairman of Assurances Générales de France (insurance), Chairman of the Supervisory Board of Euro Disney SCA (operator of Disneyland Resort Paris), Director of Société Générale (retail, corporate and investment banking), Gecina (real estate) and of Kaufman & Broad (residential and commercial development and construction).	1,085
Anne Lauvergeon(6)	2000	2006	46	Chairman of the Management Board of Areva (nuclear power and connectors), Director of Suez (energy, environment, water and waste services), Vice-Chairman of the Supervisory Board of Safran (aerospace, defense and communications).	500
Lord Peter Levene of Portsoken	2005	2008	64	Chairman of Lloyd’s (insurance), Internation Financial Services London (financial services industry organization) and of General Dynamics UK Ltd (defense).	500
Maurice Lippens	2003	2008	62	Chairman of Fortis (banking, insurance and investment services), Director of Suez-Tractebel (energy and power), Groupe Bruxelles Lambert (holding company for industrial companies in diversified sectors) and Belgacom (telecommunications).	800

Name	Director Since	Term Expires	Age	Principal Business Activities Outside of the Company	Number of Shares Owned
Michel Pébereau(5)	2000	2006	63	Chairman of BNP Paribas (retail, corporate and investment banking), Director of Lafarge (construction materials) and Saint-Gobain (producer, processor and distributor of materials), Member of the Supervisory Board of AXA (insurance, asset management and financial services). President of the European Banking Federation (professional organization).	589
Thierry de Rudder(3)	1999	2007	56	Acting Managing Director of Groupe Bruxelles Lambert (holding company for industrial companies in diversified sectors), Director of Suez (energy, environment, water, waste services and power) and Imerys (minerals processing).	989
Jürgen Sarrazin	2000	2006	70	Former Chairman of the Management Board of Dresdner Bank (commercial and investment banking).	1,477
Serge Tchuruk	1989	2007	68	Chairman and Chief Executive Officer of Alcatel (communications), Director of Thales (defense, aerospace and information technology).	24,574
Pierre Vaillaud	2000	2006	71	Former Chairman and Chief Executive Officer of Elf Aquitaine and of Technip, Director of Technip (engineering, technological and construction services in the oil and gas and petrochemical sectors), Member of the Supervisory Board of Cegelec (energy and electrical power, automation, instrumentation and control systems, information and communication technologies) and Oddo Pinatton (independent brokerage company).	500

(1)	Corresponding to 600 TOTAL shares and approximately 629 shares of the TOTAL Actionnariat France employee investment fund, each of which corresponds to approximately one TOTAL share.
(2)	Mr. Bouton is Chairman and Chief Executive Officer of Société Générale, which, to the Company’s knowledge, owns less than 0.1% of the Company’s shares and 0.1% of the voting rights. Mr. Bouton disclaims beneficial ownership of such shares.
(3)	Messrs. de Rudder and Desmarais Jr are Managing Director and Director, respectively, of Bruxelles Lambert Group (Belgium), which acting in concert with Compagnie Nationale à Portefeuille and Kermadec S.A., to the Company’s knowledge, owns 5.2% of the Company’s shares and 8.3% of the voting rights. Messrs. de Rudder and Desmarais Jr. disclaim beneficial ownership of such shares.
(4)	Corresponding to 1,000 ADRs.
(5)	Mr. Pébereau is Chairman of BNP Paribas and, until May 2005, Mr. Friedmann was a director of BNP Paribas. To the Company’s knowledge, BNP Paribas owns 0.2% of the Company’s shares and 0.3% of the voting rights. Messrs. Pébereau and Friedmann disclaim beneficial ownership of such shares.
(6)	Ms. Lauvergeon is Chairman of the Managing Board of Areva, which, to the Company’s knowledge, owns 0.3% of the Company’s shares and 0.6% of the voting rights. Ms. Lauvergeon disclaims beneficial ownership of such shares.

Executive Officers

Pursuant to the Company’s statuts, general management of the Company is performed under the responsibility of either the Chairman of the Board of Directors (Président du Conseil d’Administration) or by another person appointed by the Board of Directors and bearing the title President-Chief Executive Officer (Directeur Général). The Board of Directors selects one of these methods of exercising general management and once the determination is made, it remains in effect until a contrary decision is made. Acting on a proposal of the Nominating & Compensation Committee, on May 14, 2004 the Board of Directors resolved to continue to entrust the general management of the Company to the Chairman of the Board. This decision has not been modified.

Under French law, the President-Chief Executive Officer has full executive authority to manage the affairs of the Company. Pursuant to the Company’s statuts, he or she has broad powers to act on behalf of the Company and to represent the Company in dealings with third parties, subject only to those powers expressly reserved to the Board of Directors or the shareholders. The President-Chief Executive Officer determines, and is responsible for the implementation of, the goals, strategies and budgets for the Company’s different businesses, which are reviewed and monitored by the Board of Directors.

When general management of the Company is assumed by the Chairman, the legal, regulatory or statutory provisions relative to the President are applicable to him or her, and he or she takes the title of Chairman of the Board, President-Chief Executive Officer (Président-directeur général). When the Board of Directors determines the separate functions of Chairman of the Board of Directors and President-Chief Executive Officer of the Company, the Board appoints a President-Chief Executive Officer, who need not be a member of the Board of Directors, sets the term for his or her appointment, and the degree of his or her powers. Neither the Chairman nor the President-Chief Executive Officer may continue in office beyond his or her sixty-fifth birthday.

The Board of Directors is authorized to appoint up to two Vice Chairmen (Vice Président du Conseil d’Administration). On the basis of a proposal by the Company’s President-Chief Executive Officer, the Board of Directors may also appoint Executive Vice Presidents to assist the President-Chief Executive Officer. In 2003, TOTAL amended its Articles of Incorporation to provide for the election of one Director to represent employee shareholders. Mr. Daniel Boeuf was appointed as this director at the shareholders meeting held on May 14, 2004.

The management of the Company is carried out by the Executive Committee and the Management Committee. The Executive Committee is the primary decision-making body of the Group. It implements the strategy formulated by the Board of Directors and authorizes related investments. The Executive Committee meets twice monthly, or as often as necessary. The Management Committee facilitates coordination between the various units of the Company, monitors the results of the operational divisions and reviews the activity reports of the functional divisions. It includes all members of the Executive Committee (seven persons) as well as 22 senior managers from the various operational and functional divisions.

The table below sets forth the name of each executive officer of the Company as of February 28, 2006, his position with the Group and the year in which he began serving as an executive officer. Each executive officer devotes all of his business activities to the Group:

Name	Position	Officer Since
Thierry Desmarest	Chairman and President-Chief Executive Officer of TOTAL	1989
François Cornélis(1)	Executive Vice-President of TOTAL, and President of Chemicals	1999
Robert Castaigne	Executive Vice-President of TOTAL, and Chief Financial Officer	1990
Yves-Louis Darricarrère	Executive Vice-President of TOTAL, and President of Gas & Power	2000
Christophe de Margerie	Executive Vice-President of TOTAL, and President of Exploration & Production	1992
Jean-Paul Vettier(2)	Executive Vice-President of TOTAL, and President of Refining & Marketing	1990
Bruno Weymuller	Executive Vice-President of TOTAL, and President of Strategy & Risk Assessment	2000
Michel Bénézit(2)	Senior Vice-President, Northern Europe, Exploration & Production	1995
Philippe Boisseau	Senior Vice-President, Middle East, Exploration & Production	2005
Alain Champeaux	Senior Vice-President, Overseas, Refining & Marketing	1999
Pierre-Christian Clout	Senior Vice-President, Chairman and CEO of Hutchinson	2002
Jean-Claude Company	Senior Vice-President, Refining, Refining & Marketing	1995
Jean-Pierre Cordier	Senior Vice-President, Executive Career Management	2004
Jean-Michel Gires	Senior Vice-President, Sustainable Development and Environment	2003
Philippe Goebel	Senior Vice-President, Performance Products, Arkema	2002
François Groh	Senior Vice-President, President of Trading-Shipping	2002
Jean-Jacques Guilbaud	Senior Vice-President, Human Resources and Corporate Communications	1998
Ian Howat	Senior Vice-President, Corporate Strategy	1995
Jean-Marc Jaubert	Senior Vice-President, Industrial Safety	2004
Pierre Klein	Senior Vice-President, Administration, Refining & Marketing	2002
Patrick de La Chevardière	Senior Vice-President, Deputy Chief Financial Officer	2005
Jean-Bernard Lartigue	Senior Vice-President, President TOTAL Petrochemicals	2000
Thierry Le Hénaff	Senior Vice-President, Chairman and CEO of Arkema	2004
Jean-Marie Masset	Senior Vice-President, Geosciences, Exploration & Production	2002
Charles Mattenet	Senior Vice-President, Asia and the Far East, Exploration & Production	2002
Eric de Menten	Senior Vice-President, Marketing Europe, Refining & Marketing	2002
Jean Privey	Senior Vice-President, Africa, Exploration & Production	2002
André Tricoire	Senior Vice-President, Marketing France, Refining & Marketing	2000
Hugues Woestelandt	Senior Vice-President, Specialties & Fertilizers, Chemicals	1998
Charles Paris de Bollardière	Treasurer	1999

(1)	Vice-Chairman of the Executive Committee.
(2)	As of April 1, 2006, Michel Bénézit replaced Mr. Vettier as Executive Vice-President of TOTAL, and President of Refining & Marketing.

There are no family relationships between any director and executive officer. No director or executive officer was elected or appointed as a result of any arrangement or understanding with any third party.

COMPENSATION

In 2005, the aggregate amount paid directly or indirectly by the French and foreign affiliates of the Company as compensation to the executive officers of TOTAL (30 executive officers) as a group was 18.8 M€, including 8.8 M€ paid to the seven members of the Executive Committee. Variable compensation accounted for 43% of the aggregate amount paid to executive officers in 2005. Executive officers who are directors of affiliates of the Company are not entitled to retain any directors’ fees.

Mr. Thierry Desmarest’s total gross compensation to be paid for services rendered in 2005 amounted to 3,154,623 euros. This compensation, set by the Board of Directors, is composed of a fixed base salary of 1,451,235 euros in 2005 and a variable portion, to be paid in 2006, which amounted to 1,703,388 euros. The variable portion is calculated by taking into account the Group’s return on equity during the relevant fiscal year, comparing the results to those of the other major international oil companies and taking into account future prospects that emerged due to the actions taken in the year in question. Mr. Thierry Desmarest’s total gross compensation was 2,809,268 euros for services rendered in 2004, composed of a fixed base salary of 1,297,051 euros and a variable portion of 1,512,217 euros paid in 2005. Mr. Desmarest does not receive any benefits in kind.

The amount paid to the members of the Board of Directors as directors’ fees was 0.84 M€ in 2005 in accordance with the decision of the shareholders meeting held on May 14, 2004. There were 16 directors as of December 31, 2005 compared with 15 as of December 31, 2004.

The aggregate amount of directors’ fees paid in 2005 was distributed as follows:

•	a fixed amount of 15,000 euros per director (paid prorata temporis in case of a change during the period);
•	an amount of 5,000 euros per director for each meeting of the Board of Directors, of the Audit Committee or of the Nominating & Compensation Committee attended (this amount is increased to 7,000 euros for directors residing outside of France).

The table below sets forth the total gross compensation, including benefits in kind, paid to each of the directors in 2005.

Director	2005 Compensation
	(€)
Thierry Desmarest	2,963,452
Daniel Boeuf	150,529	(1)
Daniel Bouton	45,000
Bertrand Collomb	30,000
Paul Desmarais Jr	43,000
Jacques Friedmann	80,000
Bertrand Jacquillat	80,000
Antoine Jeancourt-Galignani	45,000
Anne Lauvergeon	40,000
Lord Peter Levene of Portsoken	23,410
Maurice Lippens	57,000
Michel Pébereau	55,000
Thierry de Rudder	106,000
Jürgen Sarrazin	50,000
Serge Tchuruk	50,000
Pierre Vaillaud	178,906	(2)

(1)	Including the salary (105,529 euros) received by Mr. Boeuf as an employee of Total France, a subsidiary of TOTAL S.A.
(2)	Including pension payments totaling 133,906 euros received by Mr. Vaillaud related to his past employment by the Group.

None of the directors of TOTAL S.A. have service contracts which provide for benefits upon termination of employment. There is no specific pension scheme for the Chairman or Mr. Boeuf, who are eligible for the same complementary pension schemes as similarly situated executives of the Group.

In addition to the pension plan for Group employees, the Chairman is eligible for a Group-funded complementary pension plan that applies to senior managers whose annual compensation is greater than the annual social security threshold multiplied by eight. As of December 31, 2005, the Group’s pension commitments for the Chairman are the equivalent of an annual pension amounting to 16.4% of the Chairman’s 2005 compensation. This pension is tied to the French Association for Complementary Pensions Schemes (ARRCO) index. The Chairman is also eligible for a payment upon retirement provided for under the French national collective-bargaining agreement for the petroleum industry. The Company also funds a life insurance policy which guarantees a payment, upon death, equal to two years’ salary (both fixed and variable), increased to three years upon accidental death, as well as, in case of invalidity, a payment proportional to the degree of invalidity.

The Company has funded a complementary pension for Mr. Tchuruk related to his previous employment by the Group. After retirement, the amount paid per year to Mr. Tchuruk under this complementary pension would amount to approximately 70,000 euros, based upon calculations as of December 31, 2005. The Company has also funded a complementary pension for Mr. Vaillaud related to his previous employment by the Group. Mr. Vaillaud receives an annual complementary pension of approximately 135,000 euros, based upon calculations as of December 31,

2005. Each of these pensions is tied to the ARRCO index. The benefits provided for the executive officers include indemnities paid when retiring and supplementary pension schemes that represent an obligation of 108.9 M€ as of December 31, 2005. The related pension cost amounted to 9.2 M€ in 2005.

For information on stock option grants to directors and executive officers in 2005, see “— Share Ownership — Options held by Directors and Executive Officers” below.

BOARD PRACTICES

Corporate Governance

The Company’s corporate governance practices conform with those generally followed by companies listed in France. TOTAL actively examines corporate governance matters. In particular, the Group maintains a policy of transparency regarding the compensation of and the allocation of stock options and restricted stock grants to its corporate officers. In 1995, the Group established two special committees: a Nominating & Compensation Committee and an Audit Committee. At its meeting on February 19, 2003, the Board of Directors amended the corporate governance policies initially adopted in 1995 and in 2001 to take into account recent developments in this area, including the AFEP-MEDEF report published in France in September 2002.

At its meeting on February 18, 2004, the Board of Directors adopted a code of ethics that, in the overall context of the Group’s Code of Conduct, applies to its chief executive officer, chief financial officer, chief accounting officer and the financial and accounting officers for its principal activities. A copy of this code of ethics is included as an exhibit to this annual report. See “Item 16B. Code of Ethics”. The Board has made the Audit Committee responsible for ensuring compliance with this Code. In addition, the Board has designated Jacques Friedman, an independent director, as Chairman of the Audit Committee and as audit committee financial expert. At its meeting on July 19, 2005, the Board of Directors amended the Audit Committee’s charter to clarify its role in supervising the independent auditors and the criteria for the independence of its members. The Board also approved the Audit Committee’s procedures for complaints or concerns regarding accounting, internal accounting controls or auditing matters. The shareholders meeting held on May 14, 2004 appointed a director, Mr. Daniel Boeuf, representing employee shareholders.

Directors Charter

The Directors Charter specifies the obligations of each director and establishes the mission and operating rules and regulations of the Board of Directors. Each director undertakes to maintain the independence of his analysis, judgment, decision and action as well as not to be unduly influenced. When a director participates in and votes at Board meetings, he is required to represent the interest of the shareholders and the Company as a whole. Directors must actively participate in the affairs of the Board, specifically on the basis of information communicated to him by the Company. Each director must inform the Board of conflicts of interest that may arise, including the nature and terms of any proposed transactions that could give rise to such situations. When such occasions arise, he is required to clearly express the conflict as it pertains to the plans and projects discussed by the Board. He is required to own at least 500 registered company shares (with the exception of the director representing employee shareholders, for whom the requirements are more flexible) and comply strictly with provisions regarding the use of material non-public information. The requirement to hold a minimum of 500 shares while in office is accepted by each Director as a restriction on his ability to freely dispose of these shares.

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

The Board of Directors’ mission is to determine the strategic vision for the Group and supervise the implementation of this vision.

With the exception of the powers and authority expressly reserved for shareholders and within the limits of the company’s stated purpose, the Board may address any issue related to the operation of the Company and take any decision concerning the matters falling within its purview. Within this framework, the Board:

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

The Board performs an assessment of its own functioning and operations at regular intervals not to exceed three years. In addition, it holds an annual discussion of its practices.

Board Meetings

The Board of Directors, in most circumstances, is convened after receiving written notice at least eight days in advance. Documents that are to be examined to inform the Board’s decisions are, when possible, included with the convening notice. Otherwise, the documents are delivered as soon as possible thereafter. At each meeting, the minutes of the preceding meeting are submitted for the approval of the Board.

The Board held six meetings in 2005, with an average attendance of 90.30%. On January 11, 2005, the Board examined the 2005 budget, the Group growth strategy, insurance policy and finance strategy and received a report on Ethics Committee activities. On February 16, 2005, the Board examined the Chemicals segment strategy, the parent company and consolidated 2004 financial statements, the convening of the annual shareholders meeting and compensation of the Chairman for 2005 and evaluated the independence of the directors and Board practices. On May 3, 2005, the Board examined earnings for the first quarter 2005, a presentation on the 2004 accounts under IFRS, the strategy for the Gas & Power sector and the preparation for the annual shareholders meeting. On July 19, 2005, the Board examined estimated earnings for the second quarter and first half 2005, corporate governance (in particular, amendments to the Audit Committee Charter and adoption of a procedure for complaints and concerns regarding accounting, internal accounting controls or auditing matters), the allocation of stock options and restricted stock grants, and the long-term plan for the Exploration & Production sector. On September 6, 2005, the Board examined the presentation of earnings for the second quarter and first half 2005 and mid-2005 outlook, the strategic outlook for the Refining & Marketing sector, the acquisition of Deer Creek Energy Ltd and a presentation on the Yemen LNG project. On November 3, 2005, the Board examined the third quarter 2005 earnings, the distribution of a preliminary dividend, the Group strategy and five-year plan and the terms of the capital increase reserved for Group employees.

The Audit Committee

The mission of the Company’s Audit Committee is to assist the Board of Directors in ensuring effective internal control and oversight and appropriate disclosure of information to shareholders and the financial markets. The Audit Committee is specifically responsible for:

•	Recommending the appointment of auditors and their compensation and ensuring their independence;
•	Establishing the rules for the use of auditors for non-audit services;

•	Examining the accounting policies used in preparing financial statements, examining the parent company annual financial statements and the consolidated annual, semi-annual, and quarterly financial statements prior to their examination by the Board, having regularly examined the financial situation, cash flows and obligations of the Group;
•	Ensuring implementation of internal control procedures and evaluating their effectiveness with the assistance of the internal audit department;
•	Ensuring implementation and proper functioning of the disclosure committee, including reviewing the reports of this committee;
•	Approving the scope of the annual audit work of internal and external auditors;
•	Being regularly informed of completed audits, examining internal audit reports and other reports (external auditors, annual report, etc.), supervising compliance with the code of ethics for financial officers;
•	Examining risk monitoring and oversight procedures;
•	Examining the choice of appropriate accounting principles and methods;
•	Examining the policy for the use of derivatives products;
•	Issuing an opinion regarding major transactions contemplated by the Group, upon the Board’s request;
•	Annually reviewing significant litigation;
•	Implementing and ensuring compliance with the Financial Code of Ethics;
•	Proposing to the Board the implementation of a procedure, open to employees, shareholders and others, for complaints or concerns regarding accounting, internal accounting controls or auditing matters; and
•	Examining the procedure for booking the Group’s proved reserves.

The committee is made up of at least three directors designated by the Board of Directors. Members must be independent directors. In selecting the members of the committee, the Board pays particular attention to their financial and accounting qualifications. Members of the Audit Committee may receive from the Company and its subsidiaries only (i) the directors’ fees paid for their services as Directors and as members of the Audit Committee and (ii) compensation and pensions due for previous work for the Company which are not dependant upon future work or activities. The committee appoints its own Chairman. The Group Chief Financial Officer serves as the committee secretary. The committee meets at least four times a year to examine the consolidated annual and quarterly financial statements.

The Audit Committee may meet with the President-Chief Executive Officer, perform inspections and interview managers of operating or functional entities, as may be useful in performing its duties. The committee meets with the independent auditors and examines their work, and may do so without management being present. If it deems it necessary for the accomplishment of its mission, the committee may request from the Board the means and resources to make use of outside assistance. The committee submits a written report to the Board of Directors regarding its work. The committee members are Messrs. Jacques Friedmann, Bertrand Jacquillat and Thierry de Rudder, each of whom is an independent director. The committee is chaired by Mr. Friedmann, who has also been appointed as audit committee financial expert. As of December 31, 2005, the committee members’ length of service as directors of TOTAL was five years, nine years, and six years, respectively.

Audit Committee Activity in 2005

The Audit Committee met on seven occasions in 2005, with an effective attendance rate of 100%. At its meeting on February 14, 2005, the committee reviewed the accounts for the fourth quarter 2004 and the consolidated earnings of the Group and parent company accounts of TOTAL S.A. for 2004 as well as the draft report of the Chairman on internal control procedures. A presentation was also made on the internal audit work plan for 2005. The meeting on March 30, 2005 was dedicated to reviewing the consolidated financial statements under IFRS and U.S. GAAP. The committee also discussed the independent auditors’ fees, the outlook for 2005, currency risk management and the accounting treatment of derivatives. In the second quarter, the committee met on May 2, 2005 to review the consolidated accounts for the first quarter. On June 29, 2005 the committee reviewed the results of its self-evaluation, which had been conducted with the assistance of an external consultant. This evaluation was favorable overall and presented suggestions for improving certain practices. At this meeting, the committee also modified its charter and evaluated the progress of the implementation of the internal control provisions under the Sarbanes-Oxley Act. In the second half of 2005, at its meeting on August 3, the committee reviewed the accounts for the second quarter and the first half of 2005. On October 17, the committee examined the current state of the project to spin-off Arkema and a study of the changes in working capital of the Group. On November 2, the committee reviewed the accounts for the third quarter 2005 and the budget for the work of the independent auditors. Each quarter, the committee reviewed the financial condition of the Group and the work performed by the internal audit department.

The Nominating & Compensation Committee

The principal objectives of this committee are to recommend to the Board of Directors the persons that are qualified to be appointed as directors or corporate officers and to prepare the corporate governance rules and regulations that are applicable to the Company; and to review and examine the executive compensation policies implemented in the Group and the compensation of members of the Executive Committee, recommend the compensation of the President-Chief Executive Officer, and prepare any report that the Company must submit on these subjects. With respect to nominations, the committee assists the Board in the selection of directors, corporate officers, and directors as committee members; and recommends annually to the Board the list of directors who may be considered as “independent directors” of the Company. With respect to compensation, the committee makes recommendations and proposals to the Board regarding (i) compensation, the retirement and pension system, in-kind benefits, and other financial benefits of the executive directors of TOTAL S.A., including retirement, and (ii) allocations of stock subscription or purchase options and specifically allocations to individual executive directors; and examines the compensation of members of the Executive Committee, including stock option plans, restricted stock grants and plans based on movements in share price (“equity-based plans”), retirement and pension systems, and benefits in-kind.

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

The committee invites the President-Chief Executive Officer of the Company to submit recommendations and proposals. The latter may not be present for deliberations regarding his own situation. While appropriately maintaining the confidentiality of discussions, the committee may request that the President-Chief Executive Officer provide it with the assistance of any senior executive of the Company whose skills and qualifications could facilitate the handling of an agenda item. If it deems it necessary to accomplish its mission, the committee may request from the Board the means and resources to make use of outside assistance. The committee submits reports to the Board of Directors regarding its work.

The committee met twice in 2005 with an average of two-thirds attendance. Its members are Mr. Bertrand Collomb, Mr. Michel Pebereau and Mr. Serge Tchuruk, all of whom are independent directors. The committee is chaired by Mr. Michel Pébereau. The committee proposed to the Board of Directors the list of directors to be recommended to the shareholders meeting and proposed the list of independent directors, according to generally recognized criteria for corporate governance. Upon the proposal of the Nominating & Compensation Committee, and in conformity with the 2002 AFEP-MEDEF Report on corporate governance published in France, the criteria that the Board has adopted for evaluating the independence of its members is the absence of any material relationship with the Company, the Group or its management which could compromise the independent judgment of a Director. In its evaluation, the Board examines the specific criteria listed in the report mentioned above. The Board considers that the current or past relationships existing between the Company and certain of its Directors were not of the nature that they would affect the independent judgment of those Directors.

At its meeting on February 7, 2005, the Board confirmed that Mr. Bouton, Mr. Collomb, Mr. Desmarais, Mr. Friedman, Mr. Jacquillat, Mr. Jeancourt-Galignani, Ms. Lauvergeon, Mr. Lippens, Mr. Pébereau, Mr. de Rudder, Mr. Sarrazin, Mr. Tchuruk and Mr. Vaillaud were independent directors.

On February 16, 2005, the Board reviewed its practices. Acting upon the proposal of the Nominating & Compensation Committee, the Board decided to maintain the practices adopted at its meeting held on February 18, 2004. These practices include a calendar of six meetings per year, with additional meetings when warranted by the circumstances, annual reviews of the strategy of the Group and of each sector (Exploration & Production, Gas & Power, Refining & Marketing, Chemicals) and continuing the number and missions of the existing committees. Another self-evaluation will be conducted at the end of 2006.

Furthermore, the Board acknowledged that there was no potential conflict of interest between TOTAL and its Directors. The committee also proposed modifications to the rules for the distribution of directors’ fees, which were approved by the Board.

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

Composition of Board of Directors; Independence

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

Based on the proposal of the Nominating & Compensation Committee, the Board of Directors of TOTAL considers that all of the directors of the Company are independent with the exceptions of Mr. Desmarest, Chairman and President-Chief Executive Officer of the Company, and Mr. Boeuf, the director representing employee shareholders.

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

Audit committee.    The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Some, but not all, of these requirements also apply to non-U.S. listed companies, such as TOTAL.

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

EMPLOYEES

At December 31, 2005, TOTAL employed 112,877 people worldwide, primarily in Europe, compared with 111,401 at December 31, 2004 and 110,783 at December 31, 2003. The tables below set forth the divisions and geographic location in which employees worked at December 31, 2005, 2004 and 2003.

	Upstream	Downstream	Chemicals	Corporate	Total
2005	14,849	34,611	62,214	1,203	112,877
2004	14,597	34,045	61,570	1,189	111,401
2003	14,017	34,410	61,212	1,144	110,783

	France	Rest of Europe	Rest of the World	Total
2005	48,751	30,140	33,986	112,877
2004	49,174	29,711	32,516	111,401
2003	49,637	30,128	31,018	110,783

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

On February 28, 2006, based on registered shares held and information received from the Directors (and including, in the case of Mr. Boeuf, shares held via the TOTAL Actionnariat France Employee Savings Plan), the members of the Board of Directors including the Chairman held 108,499 shares and the executive officers held 339,408 shares.

Options Held by Directors and Officers

As of February 28, 2006, Mr. Desmarest is the only executive officer who is also a director. His share subscription and purchase options are included in the table below and presented on an individual basis in an additional table thereafter. Mr. Boeuf is the only other director holding options. As of February 28, 2006 Mr. Boeuf has been granted 180 share subscription options under the 2005 plan, and had exercised the 600 purchase options he had received under the 2001 plan prior to January 1, 2004.

TOTAL SHARE SUBSCRIPTION AND PURCHASE OPTIONS GRANTED TO

EXECUTIVE OFFICERS(1) AS A GROUP AS OF FEBRUARY 28, 2006

	1998 Purchase Plan	1999 Purchase Plan	2000 Purchase Plan	2001 Purchase Plan	2002 Purchase Plan	2003 Subscription Plan	2004 Subscription Plan	2005 Subscription Plan	Total
Exercise price (in euro)	93.76	113.00	162.70	168.20	158.30	133.20	159.40	198.90
Expiration date	03/17/2006	06/15/2007	07/11/2008	07/10/2009	07/09/2010	07/16/2011	07/20/2012	07/19/2013

Options granted prior to January 1, 2005	126,200	206,000	242,300	302,850	332,300	358,000	421,500	—	1,989,150
Outstanding options as of January 1, 2005	31,651	152,320	242,300	302,850	332,300	358,000	421,500	—	1,840,921
Options granted in fiscal year 2005	—	—	—	—	—	—	—	370,040	370,040
Options exercised in fiscal year 2005	14,789	90,451	79,000	—	—	33,003	—	—	217,243
Outstanding options as of December 31, 2005	16,862	61,869	163,300	302,850	332,300	324,997	421,500	370,040	1,993,718

Options exercised between January 1 and February 28, 2006	7,862	100	20,400	53,800	—	2,050	—	—	84,212
Outstanding options as of February 28, 2006	9,000	61,769	142,900	249,050	332,300	322,947	421,500	370,040	1,909,506

(1)	Executive officers as of December 31, 2005.

TOTAL SHARE SUBSCRIPTION AND PURCHASE OPTIONS GRANTED TO

MR. THIERRY DESMAREST, CHAIRMAN OF THE BOARD, PRESIDENT-

CHIEF EXECUTIVE OFFICER OF TOTAL S.A.

	1998 Purchase Plan	1999 Purchase Plan	2000 Purchase Plan	2001 Purchase Plan	2002 Purchase Plan	2003 Subscription Plan	2004 Subscription Plan	2005 Subscription Plan	Total
Exercise price (in euros)	93.76	113.00	162.70	168.20	158.30	133.20	159.40	198.90
Expiration date	03/17/2006	06/15/2007	07/11/2008	07/10/2009	07/09/2010	07/16/2011	07/20/2012	07/19/2013

Options granted prior to January 1, 2005	30,000	40,000	50,000	75,000	60,000	60,000	60,000	—	375,000
Outstanding options as of January 1, 2005	—	18,000	50,000	75,000	60,000	60,000	60,000	—	323,000
Options granted in fiscal year 2005	—	—	—	—	—	—	—	60,000	60,000
Options exercised in fiscal year 2005	—	12,000	37,000	—	—	16,000	—	—	65,000
Outstanding options as of December 31, 2005	—	6,000	13,000	75,000	60,000	44,000	60,000	60,000	318,000

Options exercised between January 1 and February 28, 2006	—	—	13,000	20,000	—	—	—	—	33,000
Outstanding options as of February 28, 2006	—	6,000	—	55,000	60,000	44,000	60,000	60,000	285,000

As of February 28, 2006, the directors and executive officers of the Company coming from Elf Aquitaine as a group also held options to subscribe for Elf Aquitaine shares. Pursuant to the public exchange offer on Elf Aquitaine shares, the Company committed itself to guarantee to the holders of Elf Aquitaine share subscription and purchase options, at the end of the period referred to in Article 163 bis C of the French General Tax Code (“CGI”) and until the end of the period for the exercise of the options, the possibility to exchange their future Elf Aquitaine shares for TOTAL shares, on the basis of the exchange ratio of the offer (19 TOTAL shares for 13 Elf Aquitaine shares).

ELF AQUITAINE SHARE SUBSCRIPTION OPTIONS GRANTED TO EXECUTIVE OFFICERS

COMING FROM ELF AQUITAINE (AS OF FEBRUARY 28, 2006), ENTITLED TO BE

EXCHANGED, IN THE EVENT OF EXERCISE, FOR TOTAL SHARES

	1998 Plan	1999 Plan no1	1998 MTI Plan	Total
Exercise price per Elf Aquitaine share (in euro)	105.95	115.60	105.95
Expiration date	03/31/2005	03/30/2009	03/31/2005

Options granted prior to January 1, 2005	29,050	18,190	83,505	130,745

Outstanding options as of January 1, 2005	1,000	10,390	14,050	25,440
Options exercised in fiscal year 2005	1,000	5,795	14,050	20,845
Outstanding options as of December 31, 2005	—	4,595	—	4,595

Options exercised between January 1 and February 28, 2006	—	841	—	841
Outstanding options as of February 28, 2006	—	3,754	—	3,754
Corresponding number of TOTAL shares(1)	—	5,487	—	5,487

(1)	Assumes the maximum number of shares are exchanged (19 TOTAL shares for 13 Elf Aquitaine shares).

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

The table below sets forth options granted by the Board of Directors.

	Date of Board of Directors’ Meeting	Number of Shares Subject to Outstanding Unexercised Options as of February 28, 2006	Exercise Price	Expiration Date
1997 Authorization	March 17, 1998	77,029	93.76	March 17, 2006
	June 15, 1999	477,309	113.00	June 15, 2007
	July 11, 2000	1,507,569	162.70	July 11, 2008
2001 Authorization	July 10, 2001	2,039,911	168.20	July 10, 2009
	July 9, 2002	2,816,520	158.30	July 9, 2010
	July 16, 2003	2,787,573	133.20	July 16, 2011
2004 Authorization	July 20, 2004	3,352,330	159.40	July 20, 2012
	July 19, 2005	1,522,320	198.90	July 19, 2013

Restricted Share Grants

At the May 17, 2005 shareholders meeting, the shareholders approved a restricted shares plan under which the Board of Directors was authorized to grant existing or newly created shares to employees and executives of the Company and its subsidiaries (the “2005 Authorization”). The grant of these shares will become final (acquisition of the right to restricted shares) after a 2-year vesting period, subject to the performance of the Group. Moreover, the transfer of the restricted shares, once vested, will be restricted for a two-year mandatory holding period from the date of the final grant.

	Date of Board of Directors’ Meeting	Number of Restricted Share Grants Subject to Conditions as of February 28, 2006	Average purchase price of the shares by the Company (in euros per share)	Date of the Board of Directors meeting deciding the restricted shares grant	Date of final grant of restricted shares (end of the vesting period)	Transfer authorized as from (end of the mandatory holding period)
2005 Authorization	July 19, 2005	568,482	206.49	July 19, 2005	July 20, 2007	July 20, 2009

TOTAL RESTRICTED SHARE GRANTS TO

EXECUTIVE OFFICERS(1) AS A GROUP AS OF FEBRUARY 28, 2006

Plan 2005
Date of the shareholders meeting	May 17, 2005
Date of Board of Directors meeting	July 19, 2005

Number of restricted shares grants
Outstanding restricted shares grants as of January 1, 2005	—
Restricted shares grants notified in fiscal year 2005	13,692
Restricted shares grants cancelled in fiscal year 2005	0
Outstanding restricted shares grants as of December 31, 2005	13,692
Final grant of restricted shares as of December 31, 2005	—

Outstanding restricted shares grants as of February 28, 2006	13,692
Final grant of restricted shares as of February 28, 2006	—

(1)	Executive officers as of December 31, 2005.

Mr. Desmarest, Chairman of the Board of Directors, is not a grantee of the 2005 Plan of restricted shares. Mr. Boeuf, Director of TOTAL S.A. representing employee shareholders, has been granted 104 restricted shares.

See Note 25 of the Notes to the Consolidated Financial Statements for more detailed information on employee restricted share grants, share subscription and share purchase plans, including the Company’s commitment to guarantee the holders of Elf Aquitaine share subscription options the possibility to exchange their future Elf Aquitaine shares for TOTAL shares.

Capital Increase Reserved for Employees

At the shareholders meeting held on May 17, 2005, the shareholders delegated to the Board of Directors the authority to increase the share capital of the Company, in one or more transactions and within a maximum period of twenty-six months from the date of the meeting, by an amount not exceeding 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made, reserving subscriptions for such issuance to the Company employees participating in a company savings plan. It was specified that the amount of any such capital increase reserved for Company employees will be counted against the aggregate maximum nominal amount of shares capital increases authorized by the shareholders meeting held on May 17, 2005 for issuing new ordinary shares or other securities granting immediate or future access to the Company’s share capital with preferential subscription rights (4 B€ in par value).

Pursuant to this delegation of authority, the Board of Directors, during its November 3, 2005 meeting, implemented a first capital increase reserved for employees within the limit of 3 million shares at a price of 166.60 euros, with dividend rights as of the January 1, 2005. The subscription period ran from February 6, 2006, to February 24, 2006 and 2,785,330 shares were subscribed.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of February 28, 2006, to the Company’s knowledge, TOTAL Actionnariat France, an employee investment fund, held 15,904,866 shares representing 2.6% of the Company’s shares and 5.1% of the voting rights in the Company. In addition, Parjointco N.V., jointly held by Frère-Bourgeois S.A. mainly through Compagnie Nationale à Portefeuille and by the Desmarais family, indirectly controls Bruxelles Lambert Group. As of February 28, 2006, to the Company’s knowledge, Bruxelles Lambert Group held 23,485,126 shares, or 3.8%, of the Company’s shares representing 7.0% of the voting rights in the Company. Compagnie Nationale à Portefeuille also holds, on its own right, 8,214,740 shares representing 1.3% of the share capital and 1.3% of the voting rights in the Company. Therefore, Compagnie Nationale à Portefeuille declared to the AMF on January 19, 2006 that it had an indirect participation, through the combination of its own holdings and those of Bruxelles Lambert Group, of 5.2% in the Company share capital and 8.3% of the voting rights. Neither TOTAL Actionnariat France, Compagnie Nationale à Portefeuille nor Bruxelles Lambert Group has voting rights different from other shareholders of the Company having held their shares in registered form for over two years.

As of February 28, 2006, there were 91,412,062 ADSs outstanding in the United States, representing 7.4% of the total outstanding shares.

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

RELATED PARTY TRANSACTIONS

The Group’s main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in Note 30 of the Notes to the Consolidated Financial Statements included elsewhere herein.

In the ordinary course of its business, TOTAL enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2005 and ending on February 28, 2006.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER SUPPLEMENTAL INFORMATION

See pages F-1 through F-92 and S-1 through S-11 for TOTAL’s consolidated financial statements and other supplemental information.

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

On December 12, 2004, Grande Paroisse, TOTAL S.A, the greater agglomeration of Toulouse (CAGT), the Caisse des Dépôts et Consignations and its subsidiary ICADE signed a memorandum of understanding, under the supervision of the city of Toulouse, providing that after depollution of the site, Grande Paroisse would donate a portion of the site as a “green” zone to the CAGT and portion of a site as an industrial zone to ICADE. TOTAL S.A. guaranteed the obligations of Grande Paroisse and also granted a 10 M€ endowment to the InNaBioSanté research foundation in the framework of the cancer research center anticipated by the city for the site.

Ongoing investigations have not yet determined the cause of the explosion but the hypothesis that the explosion was caused by Grande Paroisse through the accidental mixing of hundreds of kilos of a chlorine compound at a storage site for ammonium nitrate was discredited over the course of the investigation. Proceedings against ten of the eleven Grande Paroisse employees charged during the criminal investigation conducted by the Toulouse Regional Court (Tribunal de Grande Instance) were dismissed and this dismissal was upheld by the Appeals Court of Toulouse. This investigation is still examining possible causes, without yet having drawn conclusions.

Pursuant to applicable French law, Grande Paroisse is presumed to bear sole responsibility for the explosion as long as the cause of the explosion remains unknown.

While awaiting the conclusion of the investigation, Grande Paroisse has set up a compensation system for victims. At this stage, the estimate for the compensation of all claims and related expenses has been increased to 2.05 B€ (compared to 1.95 B€ in 2004). This figure exceeds by 1.25 B€ Grande Paroisse’s insurance cover for legal liability (capped at 0.8 B€). The provision for potential liability and complementary claims was increased by 100 M€ in 2005, and as a result the total unused provision stands at 133 M€ as of December 31, 2005, compared to a provision of 110 M€ as of December 31, 2004.

Antitrust investigations

Following investigations into certain commercial practices in the chemicals industry in the United States, Arkema and certain other chemical subsidiaries of the Group are involved in several civil liability lawsuits in the United States and Canada for violations of antitrust laws. TOTAL S.A. has been named in certain of these suits as the parent company.

In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anti-competitive practices involving certain products sold by Arkema France1 or its subsidiaries. Under one of these investigations, in January 2005 the European Commission fined Arkema France 13.5 M€ and jointly fined Arkema France and Elf Aquitaine 45 M€. Arkema France and Elf Aquitaine have appealed to the Court of First Instance of the European Union. The Commission notified Arkema France, TOTAL S.A. and Elf Aquitaine of complaints concerning two other product lines in January and August 2005, respectively. Arkema France has cooperated with the authorities in these procedures and investigations. No facts have been alleged that would implicate TOTAL S.A. or Elf Aquitaine in these practices.

Although since 2001 an antitrust compliance program for employees has been launched by Arkema, it cannot be excluded that further proceedings involving entities of the Arkema group (and TOTAL S.A. and Elf Aquitaine as well) would nonetheless be launched by relevant regularities authorities.

As part of the spin-off of the Arkema group from TOTAL, TOTAL S.A. or certain other Group companies have given guarantees to Arkema2 or its subsidiaries to cover the risks related to proceedings for anticompetitive practices that occurred prior to the spin-off. These guarantees cover, for a period of ten years, 90% of any amount paid by a company in the Arkema group under (i) fines set by the competition authorities of the European Union or of a member state for violating anti-cartel rules, (ii) fines set by American competition authorities or courts for federal anti-trust or state anti-cartel violations, (iii) civil damages that may be awarded in civil suits based on the facts and circumstances giving rises to the fines mentioned above, and (iv) certain expenses related to these proceedings. The guarantee covering the risks related to violations of competition law in Europe only applies to payments over a threshold of 176.5 M€. These guarantees become void if an individual or an entity, whether acting alone or in concert with others, becomes the holder, either directly or indirectly, of more than one third of the voting rights of Arkema or if the Arkema group transfers, whether in one or several transactions and irrespective of the method of transfer, assets representing over 50% of the enterprise value of the Arkema group as of the date of transfer in question. Likewise, the Arkema group will indemnify TOTAL S.A or any Group company for 10% of any amounts that TOTAL S.A. or any Group Company may be fined as a part of the proceedings covered by these guarantees.

1	New corporate name of Arkema as from April 18, 2006.
2	New corporate name to be taken by the holding company of the Arkema group as from April 18, 2006.

Given the discretionary powers granted to the European Commission for determining fines, it is not currently possible to determine with certainty the outcome of these investigations and lawsuits. In 2005, given the Commission’s stated intention to more severely punish anti-competitive practices and taking into account the Commission’s recent decisions in this area, the Group has reevaluated the amount of the related provisions recorded in its consolidated financial statements at the end of 2005.

The Group has increased the provisions recorded in its consolidated financial statements as of December 31, 2005 to cover the risks described above to 482 M€, an increase of 292 M€ compared to those booked as of December 31, 2004.

Moreover, as a result of investigations commenced by the European Commission in October 2002 by the European Commission concerning certain Refining & Marketing subsidiaries of the Group, TOTAL Nederland N.V. received a statement of objections in October 2004. A statement of objections regarding these practices has also been addressed to TOTAL S.A., although no facts have been alleged that would implicate TOTAL S.A. in these practices. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the outcome of these proceedings, the Group believes that they will not have a material adverse affect on its financial condition or results.

Sinking of the Erika

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies and pursuant to the Company’s commitments in these respects, the clean up of parts of the coastline, the pumping of the remaining cargo out of the wreck and the processing of more than 200,000 tons of waste was completed in 2000 and 2003.

In the criminal investigation initiated by the Regional Court of Paris (Tribunal de Grande Instance), TOTAL S.A., as a legal entity, and five employees of the Group have been investigated. As part of this criminal investigation, on February 1, 2006, the investigating judge brought charges in the Tribunal Correctionnel de Paris against 15 persons, including four entities, TOTAL S.A. and two of its subsidiaries responsible for shipping have been charged with marine pollution and as accessories to the endangerment of human life. An employee responsible for the management of shipping was charged with the same offenses, as well as with the failure to take action to limit the damage from an accident. TOTAL believes that the violations with which the Group and its employee were charged are without substance as a matter of fact and as a matter of law.

Buncefield

On December 11, 2005, several explosions followed by a major fire occurred at Buncefield, north of London, in an oil storage depot operated by HOSL, a company in which the British subsidiary of TOTAL holds 60% and another oil major holds 40%. The explosion injured forty people, most of whom suffered slight wounds, and caused substantial property damage to the depot and the buildings and homes located nearby. The causes of the explosion are still not known and liabilities have not been established. The Group is insured for damage to its facilities, operating losses and civil liability claims from third parties, and believes that, based on the current information available, this accident should not have a significant impact on its financial position, cash flows or results.

Myanmar

Under the Belgian “universal jurisdiction” laws of June 16, 1993 and February 10, 1999, a complaint was filed in Belgium on April 25, 2002 against the Company, its Chairman and the former president of its subsidiary in Myanmar. These laws were repealed by the Belgian law of August 5, 2003 on serious violations of international human rights, which also provided a procedure for terminating certain proceedings that were underway. In this framework, the Belgian Cour de Cassation terminated the proceedings against TOTAL in a decision dated June 29, 2005.

A complaint in France, filed with the Regional Court of Nanterre (Tribunal de Grande Instance) on August 26, 2002, was made by eight Burmese citizens who claim that they were forced by the Burmese Army to provide labor on the gas pipeline built by a subsidiary of TOTAL in Myanmar. The prosecutor’s request to have this case dismissed for failure to state a claim was refused by the Versailles Court of Appeals on procedural grounds.

TOTAL has always maintained that the accusations made against the Company and its management arising out of the activities of its subsidiary in Myanmar are without substance as a matter of fact and as a matter of law.

Nonetheless, TOTAL and the association representing the eight Burmese citizens entered into a settlement agreement to terminate the proceedings. This agreement provides that TOTAL will create a solidarity fund with an endowment of 5.2 M€ for humanitarian ends. These funds are intended as compensation for the eight plaintiffs as well as for any other person who can demonstrate being subjected to similar conditions near the construction zone of the pipeline. The larger part of the fund will be used to finance humanitarian actions for the sake of Burmese refugees in the area.

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

Asbestos

Like many other industrial groups, TOTAL is involved in claims related to occupational diseases caused by asbestos exposure. The circumstances described in these claims generally concern activities prior to the beginning of the 1980s, well before the complete ban on the use of asbestos in most of the countries where the Group operates (January 1, 1997 in France). The Group’s various activities are not particularly likely to lead to significant exposure to asbestos related risks, since this material was generally not used in manufacturing processes, except in limited cases. The main source of potential exposure is related to the use of certain insulating components in industrial equipment. These components are being gradually eliminated from the Company’s equipment through asbestos-elimination plans that have been underway for the past few years. However, considering the long period of time that may elapse before the harmful results of exposure to asbestos manifest themselves (up to 40 years), we anticipate that claims will be filed in the years to come. Asbestos related issues have been subject to close monitoring in all branches of the Group. As of December 31, 2005, the Group estimates that the ultimate cost of all asbestos related claims paid or pending is not likely to have a material adverse effect on the financial situation of the Group.

SEC investigation

The SEC has issued a non-public formal order directing a private investigation in the matter of certain oil companies (including, among others, TOTAL) in connection with the pursuit of business in Iran.

Cepsa

TOTAL has been a shareholder in the Spanish oil and gas company Cepsa since 1990. Elf Aquitaine and the Spanish bank Santander Central Hispano S.A. (“SCH”) entered into various contracts concerning their investments in and cooperation regarding Cepsa. As of December 31, 2005, TOTAL held 36.97% of Cepsa’s capital through its 99.48% owned subsidiary Elf Aquitaine. In addition, TOTAL also indirectly held 8.31% of Cepsa’s share capital through its investment in the Spanish holding company Somaen Dos. Together, this amounts to a total direct and indirect holding of 45.28%. The other major shareholders of Cepsa are SCH, Union Fenosa and International Petroleum Investment Company.

Without prior consultation with TOTAL, SCH, which at the time had an indirect holding of 19.92% in the share capital of Cepsa, launched a tender offer on September 26, 2003 for 16% of Cepsa’s share capital at a price of 28 euros per share. On October 7, 2003, TOTAL transmitted to the Comisión Nacional del Mercado de Valores (CNMV) the contracts it had entered into with SCH, as stipulated by Spanish Law 26/2003 of July 17, 2003 regarding transparency for listed companies.

Given the persistent disagreements between TOTAL and SCH regarding the possible impact of Spanish Law 26/2003 on their contractual relationships and in order to protect its rights, TOTAL announced that, pursuant to the arbitration clauses in the relevant agreements between SCH and TOTAL, it had initiated arbitration proceedings before the Netherlands Arbitration Institute at the Hague on October 13, 2003. At the close of its tender offer on November 24, 2003, SCH had acquired 12.13% of Cepsa’s share capital. On November 25, 2003, the Netherlands Arbitration Institute (“NAI”) at the Hague rendered a decision imposing provisional measures pending final judgment on the merits of the case. On April 3, 2006, the NAI published its decision under which TOTAL was awarded the right to recover the 8.31% of Cepsa currently indirectly held through Somaen Dos and the right to exercise its call option for 4.35% of Cepsa held by SCH at a current price estimated to be less than €5.00 per share.

Dividend Policy

The Company has paid dividends on its share capital in each year since 1946. Future dividends will depend on the Company’s earnings, financial condition and other factors. The payment and amount of dividends are subject to the recommendation of the Board of Directors and resolution by the Company’s shareholders at an annual shareholders meeting.

For the 2005 fiscal year, the Board of Directors proposed a dividend of €6.48 per share. This proposed dividend will be voted on by the shareholders meeting to be held on May 12, 2006. An interim dividend of €3.00 per share was paid on November 24, 2005. If approved, the balance of €3.48 per share will be paid on May 18, 2006.

Dividends paid to holders of ADSs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of euro to dollars. See “Taxation” under “Item 10. Additional Information” for a summary of certain United States federal and French tax consequences to holders of shares and ADSs.

SIGNIFICANT CHANGES

For a description of significant changes that have occurred since the date of the Company’s Consolidated Financial Statements, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, which include descriptions of certain recent 2006 activities.

ITEM 9. THE OFFER AND LISTING

MARKETS

The principal trading market for the shares is the Eurolist of Euronext Paris. The shares are also listed on Euronext Brussels and the London Stock Exchange, and are quoted on SEAQ International.

OFFER AND LISTING DETAILS

Trading on Euronext Paris

Official trading of listed securities on Euronext Paris, including the shares, is transacted through French investment service providers that are members of Euronext Paris and takes place continuously on each business day in Paris from 9:00 a.m. to 5:25 p.m. (Paris time), with a fixing of the closing price at 5:30 p.m. Euronext Paris may suspend or resume trading in a security listed on Eurolist if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris.

From April 1, 2006, all the markets of Euronext Paris settle and transfer ownership three trading days after a transaction (T+3). Highly liquid shares, including those of the Company, are eligible for deferred settlement (Service à Règlement Différé — SRD). Payment and delivery for shares under the SRD occurs on the last trading day of each month. Use of the SRD service requires payment of a commission. Under this system, the determination date for settlement the following month occurs on the fifth trading day prior to the last trading day (inclusive) of each month.

In France, the shares are included in the principal index published by Euronext Paris (the “CAC 40 Index”). The CAC 40 Index is derived daily by comparing the total market capitalization of 40 stocks included in the Eurolist of Euronext Paris to the total market capitalization of the same stocks on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 Index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indices in France. In the United Kingdom, the shares are listed in both the FTSE Eurotop 100 and FTSEurofirst 300 index. As a result of the creation of Euronext, the shares are included in Euronext 100, the index representing Euronext’s blue chip companies based on market capitalization. The shares are also included in the Dow Jones STOXX 50 and Dow Jones Euro STOXX 50, blue chip indices comprised of the 50 most highly capitalized and most actively traded equities throughout Europe and within the European Monetary Union, respectively. Since June 2000, the shares have been included in the Dow Jones Global Titans Index which consists of 50 global companies selected based on market capitalization, book value, assets, revenue and earnings.

The table below sets forth, for the periods indicated, the reported high and low quoted prices in euros for the currently outstanding shares on Euronext Paris.

	Price Per Share
	High	Low
2001	179.80	126.00
2002	179.40	121.20
2003	147.90	110.50
2004	171.80	139.40
First Quarter	154.70	139.40
Second Quarter	164.50	146.90
Third Quarter	171.80	153.60
Fourth Quarter	170.60	157.30
2005	229.10	158.00
First Quarter	184.10	158.00
Second Quarter	196.60	171.40
Third Quarter	229.10	192.10
Fourth Quarter	228.20	199.00
October	228.20	199.00
November	224.20	205.80
December	220.40	210.60
2006 (through April 17)	232.60	205.70
First Quarter	232.60	205.70
January	232.60	213.20
February	228.10	210.30
March	221.40	205.70
Second Quarter (through April 17)	226.60	215.40

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

	Price Per ADS
	High	Low
2001	77.84	58.10
2002	83.24	60.30
2003	93.47	60.95
2004	110.56	87.76
First Quarter	95.46	87.76
Second Quarter	99.67	89.75
Third Quarter	105.56	93.54
Fourth Quarter	110.56	101.39
2005	137.95	103.73
First Quarter	122.75	103.73
Second Quarter	119.99	108.41
Third Quarter	137.95	117.22
Fourth Quarter	135.17	119.52
October	135.17	119.52
November	131.41	120.98
December	131.85	124.34
2006 (through April 17)	139.52	123.04
First Quarter	139.52	123.04
January	139.52	128.31
February	138.54	125.42
March	134.05	123.04
Second Quarter (through April 17)	136.55	131.82

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register Information

TOTAL S.A. is registered with the Nanterre Trade Register under the registration number 542 051 180.

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

Under French Company Law, the Company must distribute dividends to its shareholders pro rata according to their shareholdings. Dividends are payable to holders of outstanding shares on the date fixed by the shareholders meeting approving the distribution of dividends or, in the case of interim dividends, on the date fixed by the Company’s Board of Directors at the meeting that approves the distribution of interim dividends. Under French Company Law, dividends not claimed within five years of the date of payment revert to the French State.

Voting rights

Each shareholder of the Company is entitled to the number of votes he or she possesses or for which he or she holds proxies. According to French Company Law, voting rights may not be exercised in respect of fractional shares.

Each registered share that is fully paid and registered in the name of the same shareholder for a continuous period of at least two years is granted a double voting right after such two-year period. Upon capital increase by capitalization of reserves, profits or premiums on shares, a double voting right is granted to each registered share allocated to a shareholder relating to previously existing shares that already carry double voting rights. The double voting right is automatically canceled when the Share is converted into a bearer share or when the share is transferred, unless the transfer is due to inheritance, division of community property between spouses, or a donation during the lifetime of the shareholder to the benefit of a spouse or relatives eligible to inherit.

In certain circumstances, French Company Law limits a shareholder’s right to vote:

•	Shares held by the Company or entities controlled by the Company, which cannot be voted;
•	Shares held by shareholders making a contribution in-kind to the Company, which cannot be voted with respect to resolutions relating to such in-kind contributions; and
•	Shares held by interested parties, which cannot be voted with respect to resolutions relating to such shareholders.

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

Preferential subscription rights

Holders of shares have preferential rights to subscribe on a pro rata basis for additional shares issued for cash. Shareholders may waive their preferential rights, either individually or, under certain circumstances, as a group at an extraordinary general meeting. During the subscription period relating to a particular offering of shares, shareholders may transfer their preferential subscription rights that they have not previously waived.

Changes in share capital

Under French Company Law, the Company may increase its share capital only with the approval of its shareholders at an extraordinary general meeting (or with a delegation of authority from its shareholders). There are two methods to increase share capital: (i) by issuing additional shares, including the creation of a new class of securities and (ii) by increasing the nominal value of existing shares. The Company may issue additional shares for cash or for assets contributed in kind, upon the conversion of debt securities, or other securities giving access to its share capital, that it may have issued, by capitalization of its reserves, profits or issuance premiums or, subject to certain conditions, in satisfaction of its indebtedness.

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

In accordance with French Company Law and the statuts of the Company, shares that have been fully paid and registered in the name of the same holder for a continuous period of at least two years will be entitled to double voting rights. Similarly, holders of ADSs that have been held in the same name for a continuous period of two years or more and representing shares held in registered form for two years or more are entitled to double voting rights. No other ADSs will be entitled to double voting rights. Therefore, in order to be eligible for double voting rights, each holder of the ADSs must (i) request that the depositary hold Shares in registered form and (ii) hold the ADRs in registered form (i.e., registered in the name of such holder in the books of the depositary).

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

The depositary will mail notice of the termination to the registered holders of ADRs then outstanding at least 30 days prior to the date fixed in the notice for the termination. On and after the date of termination, each holder shall, upon:

•	surrender of the holder’s ADRs at the Corporate Trust Office;
•	payment of the fees of the depositary for the surrender of the ADRs provided in the deposit agreement; and
•	payment of any applicable taxes and governmental charges;

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

The Company’s Board of Directors is required to convene an annual general meeting of shareholders for approval of the annual financial statements. This meeting must be held within six months of the end of the fiscal year. However, the president of the Tribunal de Commerce of Nanterre, the local French commercial court, may order an extension of this six-month period. The Company may convene other ordinary and extraordinary meetings at any time during the year. Meetings of shareholders may be convened by the Board of Directors or, if it fails to call a meeting, by the Company’s statutory auditors or by a court-appointed agent. A shareholder or shareholders holding at least 5% of the share capital, the employee committee or another interested party under certain exceptional circumstances, may request that the court appoint an agent. The notice of meeting must state the agenda for the meeting.

French Company Law requires that a preliminary notice of a listed company’s general shareholders meeting be published in the Bulletin des annonces légales obligatoires (“BALO”) at least 30 days prior to the meeting. The preliminary notice must first be sent to the Autorité des marchés financiers with an indication of the date it is to be published in the BALO. The preliminary notice must include the agenda of the meeting and the proposed resolutions that will be submitted to a shareholders’ vote. Within 10 days of publication, one or more shareholders holding a certain percentage of the Company’s share capital determined on the basis of a formula related to capitalization may propose additional resolutions.

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

Under French Company Law, a quorum requires the presence, in person or by proxy, including those voting by mail, of shareholders having at least 20% of the shares entitled to vote in the case of an ordinary general shareholders meeting or at an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or 25% of the shares entitled to vote in the case of any other extraordinary general shareholders meeting. If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

At an ordinary general meeting, approval of any resolution requires the affirmative vote of a simple majority of the votes of the shareholders present or represented by proxy. The approval of any resolution at an extraordinary general meeting requires the affirmative vote of a two-thirds majority of the votes cast, except that any resolution to approve a capital increase by capitalization of reserves profits, or share premium only requires the affirmative vote of a simple majority of the votes cast. Notwithstanding these rules, an unanimous vote is required to increase shareholders’ liabilities. Abstention from voting by those present or represented by proxy is counted as a vote against any resolution submitted to a vote.

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

Requirement for holdings exceeding certain percentages

French Company Law provides that any individual or entity, acting alone or in concert with others, that holds, directly or indirectly, more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the outstanding shares or the voting rights attached to the shares, or that increases or decreases its shareholding or voting rights by any of the above percentages must notify the Company by registered letter, with return receipt, within 5 business days of crossing that threshold, of the number of shares and voting rights it holds. An individual or entity must also notify the AMF, the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers, by registered letter, with return receipt, within five trading days of crossing that threshold. Any shareholder who fails to comply with these requirements will have its voting rights in excess of such thresholds suspended for a period of two years from the date such shareholder complies with the notification requirements and may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the Company’s Chairman, any of the Company’s shareholders or the Autorité des marchés financiers. In addition, every shareholder who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of shares representing 10% or 20% of the Company’s share capital must notify the Company and the Autorité des marchés financiers of its intentions for the 12 months following such acquisition. Failure to comply with this notification of intentions will result in the suspension of the voting rights attached to the shares exceeding this 10% or 20% threshold held by the shareholder for a period of two years from the date on which the shareholder has cured such default and, upon a decision of the commercial court part or all the shares held by such shareholder may be suspended for up to five years.

In addition, the Company’s statuts provide that any person, whether a natural person or a legal entity, who comes to hold, directly or indirectly, 1% or more, or any multiple of 1%, of the Company’s share capital or voting rights or of securities that may include future voting rights or future access to share capital or voting rights, must notify the Company by registered letter with return receipt requested, within 15 calendar days of crossing such threshold. Failure to comply with these notification provisions will result in the suspension of the voting rights attached to the shares exceeding this 1% threshold held by the shareholder if requested at a shareholder’s meeting by one or more shareholders holding shares representing at least 3% of the share capital.

Any individual or legal entity whose direct or indirect holding of shares falls below each of the levels mentioned must also notify the Company in the manner and within the time limits set forth above.

Subject to certain limited exemptions, any person, or persons acting in concert, owning in excess of 33 1/3% of the share capital or voting rights of the Company must initiate a public tender offer for the balance of the share capital, voting rights and securities giving access to such share capital or voting rights.

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

MATERIAL CONTRACTS

There have been no material contracts (not entered into in the ordinary course of business) entered into by members of the Group since March 31, 2004.

EXCHANGE CONTROLS

Under current French exchange control regulations, no limits exist on the amount of payments that TOTAL may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

TAXATION

General

This section describes the material United States federal income tax and French tax consequences of owning and disposing of shares and ADSs of TOTAL to U.S. Holders that hold their shares or ADSs as capital assets for tax purposes. A U.S. Holder is a beneficial owner of shares or ADSs that is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a domestic corporation or other domestic entity treated as a corporation for United States federal income tax purposes, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

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

In addition, the discussion of the material French tax consequences is limited to U.S. Holders that (i) are residents of the United States for purposes of the Treaty (as defined below), (ii) do not maintain a permanent establishment or fixed base in France to which the shares or ADSs are attributable and through which the respective U.S. Holders carry on, or have carried on, a business (or, if the holder is an individual, performs or has performed independent personal services), and (iii) are otherwise eligible for the benefits of the Treaty in respect of income and gain from the shares or ADSs. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

The French Finance Law of 2004, which reformed the taxation of dividends, repealed the benefit of the Avoir fiscal. Instead, for dividends received in 2005 and for those received as from January 1, 2006, French resident shareholders who are individuals are taxed respectively on only 50% and 60% of the amount of dividends. In addition, French resident shareholders who are individuals are entitled to a new tax credit (Crédit d’impôt) equal to 50% of the amount of dividends they received but with an overall annual cap of €230 or, as the case may be, €115 depending on the marital status of the individual holder.

Under French domestic law, shareholders who are not resident of France for tax purposes are not eligible to the benefit of the Crédit d’impôt. However, U.S. Holders who benefit from the Treaty may be entitled to the refund of the Crédit d’impôt (less applicable withholding tax).

With respect to dividends distributed as from January 1, 2005, the administrative guidelines issued on February 25, 2005 (4 J-1-05) (the “February 25, 2005 Administrative Guidelines”) set forth the conditions under which the reduced French withholding tax at the rate of 15% may be available. The immediate application of the reduced 15% rate is available to those U.S. Holders that may benefit from the so-called “simplified” procedure (within the meaning of the February 25, 2005 Administrative Guidelines).

Under the “simplified procedure,” U.S. Holders may claim the immediate application of withholding tax at the rate of 15% on the French dividends to be received by them, provided that:

(i)	they furnish to the financial institution managing their securities account a certificate of residence conforming with the model attached to the February 25, 2005 Administrative Guidelines. The immediate application of the 15% withholding tax will be available only if the certificate of residence is sent to the financial institution managing their securities account before the dividend payment date. Furthermore, each financial institution managing the U.S. Holders’ securities account must also send to the French paying agent the figure of the total amount of dividends to be received which are eligible to the reduced withholding tax rate before the dividend payment date;

(ii)	the U.S. financial institution managing the U.S. Holder’s securities account provides to the French paying agent a list of the eligible U.S. Holders and other pieces of information set forth in the February 25, 2005 Administrative Guidelines. Furthermore, the financial institution managing the U.S. Holders’ securities account should certify that each U.S. Holder is, to the best of its knowledge, a United States resident within the meaning of the Treaty. These documents must be sent as soon as possible, in all cases before the end of the third month computed as from the end of the month of the dividend payment date.

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

For a U.S. Holder that is not entitled to the “simplified” procedure, the 25% French withholding tax will be levied at the time the dividends are paid. Such U.S. Holder may, however, be entitled to a refund of the withholding tax in excess of the 15% rate under the “standard,” as opposed to the “simplified,” procedure, provided that the U.S. Holder furnishes to the French paying agent an application for refund on form RF 1A EU-No 5052 (or any other relevant form to be issued by the French tax authorities), certified by the U.S. financial institution managing the U.S. Holder’s securities account, before December 31 of the second year following the date of payment of the withholding tax at the 25% rate to the French tax authorities. Any French withholding tax refund is generally expected to be paid within twelve months from the filing of form RF 1A EU-No 5052 (or any other relevant form to be issued by the French tax authorities). However, it will not be paid before January 15 of the year following the year in which the dividend was paid.

Copies of form RF 1A EU-No 5052 (or any other relevant form to be issued by the French tax authorities) as well as the form of the certificate of residence and the U.S. financial institution certification, together with instructions, are (or will be, as soon as practical) available from the U.S. Internal Revenue Service and the French Centre des Impôts des Non-Residents at 9, rue d’Uzès, 75094 Paris Cedex 2, France.

These forms, together with instructions, will also be provided by the Depositary to all U.S. Holders of ADRs registered with the Depositary. The Depositary will use reasonable efforts to follow the procedures established by the French tax authorities for U.S. Holders to benefit from the immediate application of the 15% French withholding tax rate or, as the case may be, recover the excess 10% French withholding tax initially withheld and deducted in respect of dividends distributed to them by the Company, and obtain, in respect to dividend distributions made as from January 1, 2005 to U.S. Holders who are individuals, the refund of the Crédit d’impôt (less applicable withholding tax), in accordance with the procedures established by the French tax authorities. To effect such benefit, recovery and/or refund, the Depositary shall advise such U.S. Holder to return the relevant forms to it properly completed and executed. Upon receipt of the relevant forms properly completed and executed by such U.S. Holder, the Depositary shall cause them to be filed with the appropriate French tax authorities, and upon receipt of any resulting remittance, the Depositary shall distribute to the U.S. Holder entitled thereto, as soon as practicable, the proceeds thereof in U.S. Dollars.

The identity and address of the French paying agent is available from the Company.

United States taxation

For United States federal income tax purposes, the gross amount of dividend a U.S. Holder must include in gross income equals the amount paid by TOTAL plus any amount of the Crédit d’impôt described above (see “— French Taxes” above) transferred to the U.S. Holder with respect to this amount (including any French tax withheld with respect to the distribution made by TOTAL and the Crédit d’impôt) to the extent of the current and accumulated earnings and profits of TOTAL (as determined for United States federal income tax purposes). The dividend will be income from foreign sources. Dividends paid to a noncorporate U.S. Holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121 period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. TOTAL believes that dividends paid by TOTAL with respect to its shares or ADSs will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code. The dividend is taxable to the U.S. Holder when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. To the extent that an amount received by a U.S. Holder exceeds the allocable share of the Company’s current and accumulated earnings and profits, it will be applied first to reduce such holder’s tax basis in shares or ADSs owned by such holder and then, to the extent it exceeds the holder’s tax basis, it will constitute capital gain.

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

Subject to certain conditions and limitations, French taxes withheld in accordance with the Treaty will be eligible for credit against the U.S. Holder’s United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. For this purpose, dividends distributed by the Company and the related Crédit d’impôt payments paid in taxable years beginning before January 1, 2007 generally will constitute “passive income”, or, in the case of certain U.S. Holders, “financial services income”, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general income”. Alternatively, a U.S. Holder may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit.

Taxation of Disposition of Shares

In general, a U.S. Holder who is eligible for the benefits of the Treaty will not be subject to French tax on any capital gain from the sale or exchange of the ADSs or redemption of the underlying shares unless those ADSs or shares form part of a business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules may apply to individuals who are residents of more than one country.

No transfer duty applies to the transfer of shares of the Company; provided that the transfer is subject to registration formalities and therefore to a 1.1% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of €4,000 per transfer) if such transfer is evidenced by written agreement executed in France.

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

French Wealth Tax

The French wealth tax does not apply to a U.S. Holder (i) that is not an individual, or (ii) in the case of individuals who are eligible for the benefits of the Treaty and who own, alone or with related persons, directly or indirectly, TOTAL shares which give right to less than 25 per cent of TOTAL’s earnings.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The financial performance of the Company is sensitive to a number of parameters; the most significant being oil and gas prices, generally expressed in U.S. dollars, and exchange rates, in particular that of the U.S. dollar versus the euro.

Overall, a rise in the price of crude oil has a positive effect on earnings as a result of an increase in revenues from oil and gas production. Conversely, a decline in crude oil prices reduces revenues. For the year 2006, the Company estimates that an increase or decrease of $1 per barrel in the price of Brent crude would respectively improve or reduce annual operating income by approximately 0.41 B€1 The impact of changes in crude oil prices on Downstream and Chemicals operations depends upon the speed at which the prices of finished products will adjust to reflect these changes. The Company estimates that an increase or decrease in TRCV refining margins of $1 per ton would improve or reduce annual operating income by approximately 0.09 B€1.

All of the Company’s activities are in various degrees sensitive to fluctuations in the dollar/euro exchange rate. For the year 2006, the Company estimates that a strengthening or weakening of the U.S. dollar against the euro by 0.10 euro per dollar would respectively improve or reduce annual operating income, expressed in euros, by approximately 1.6 B€.

The Company’s results, in particular in the Chemicals segment, also depend on the overall economic environment.

2006 SENSITIVITIES

	Scenario	Change	Estimated impact on operating income
U.S. Dollar ($)	1.20 $/€	+0.1 € per $	+1.6 B	€
Brent	40-50$/b	+1 $/b	+0.41 B	€
European refining margins TRCV	25 $/t	+1 $/t	+0.09 B	€

1	Calculated with a base case exchange rate of $1.20 dollars per euro.

OIL AND GAS MARKET RELATED RISKS

Due to the nature of its business, the Company has a significant involvement in oil and gas trading as part of its normal operations in order to attempt to optimize revenues from its crude oil and gas production and obtain favorable pricing for supplies for its refineries.

In its international oil trading activities, the Company follows a policy of not selling its future oil and gas production for future delivery. However, in connection with these trading activities, the Company, like most other oil companies, uses energy derivative instruments to adjust its exposure to prices fluctuations of crude oil, refined products, natural gas and power. The Group also uses freight rate derivatives contracts in its Shipping activities to adjust its exposure to freight-rate fluctuations. In order to hedge against this risk, the Company uses various instruments such as futures, forwards, swaps and options on organized and over-the-counter markets.

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

The notional and fair values of derivatives as of December 31, 2005, were as follows:

	As of December 31, 2005
	Notional value— assets(1)	Notional value— liabilities(1)	Carrying amount	Fair Value
	(in millions of euros)
Assets/(Liabilities)
Commodities instruments on crude oil, petroleum products and freight rates
Petroleum products and crude oil swaps(1)	5,474	6,356	13	13
Forward freight agreements	46	47	—	—
Forwards(2)	4,839	5,156	(14)	(14)
Options(3)	5,426	3,770	79	79
Futures(4)	627	2,045	(35)	(35)
Options on futures(3)	398	178	13	13

Total Commodities instruments on crude oil, petroleum products and freight rates			56	56

Commodities instruments on gas and power
Swaps(1)	1,205	1,017	28	28
Forwards	7,656	9,080	(623)	(623)
Options(3)	60	41	—	—
Futures(4)	177	43	35	35

Total—Commodities instruments on gas and power			(560)	(560)
Total			(504)	(504)
Total of fair value not recognized in the balance sheet				—

(1)	Swaps (including “Contracts for differences”): the “Notional value” columns correspond to receive-fixed and pay-fixed swaps.
(2)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(3)	Options: the “Notional value” columns correspond to the nominal value of options (calls or puts) purchased and sold, valued based on the strike price.
(4)	Futures: the “Notional value” columns correspond to the net purchasing/selling positions, valued based on the closing rate on the organized exchange market.

To measure market risks related to the prices of oil and gas products, the Company uses a “value at risk” method. Under this method, for the Company’s crude oil and refined products trading activities, there is a 97.5% probability that unfavorable daily market variations would result in a loss of less than 7.7 M€ per day defined as the “value at risk”, based on positions as of December 31, 2005. Over the year 2005, the average value at risk was 9.7 M€, the low value at risk was 4.2 M€, the high value at risk was 17.6 M€.

As part of its natural gas trading activities, the Company also uses derivative instruments such as futures, forwards, swaps and options in both organized and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. Under the Company’s value at risk analysis based on the model described above, there is a 97.5% probability that unfavorable daily market variations would result in a loss of less than 4.6 M€ per day, based on positions as of December 31, 2005. Over the year 2005, the average value at risk was 3.6 M€, the low value at risk was 1.6 M€, the high value at risk was 8.4 M€.

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

FINANCIAL MARKETS RELATED RISKS

Within its financing and cash management activities, the Company uses derivative instruments in order to manage its exposure to changes in interest rates and foreign exchange rates. This includes mainly interest rates and currency swaps. The Group might also use, on an occasional basis, futures, caps, floors and options contracts. The current operations and their accounting treatment are detailed in Notes 1L, 21 and 28 of the Notes to the Consolidated Financial Statements.

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

As of December 31, 2005		Notional amount(1)
Assets / (liabilities)	Fair Value	Total	2006	2007	2008	2009	2010	2011 and after
Financial instruments hedging non-current financial debt
Issue swaps and swap hedging debenture issues—non-current (liabilities)	(128)	4,387
Issue swaps and swap hedging debenture issues—non-current (assets)	450	6,166

Issue swaps and swap hedging debenture issues—non-current	322	10,553		1,854	1,960	2,137	1,782	2,820

Non-current currency and interest rate swaps hedging bank loans	27	76		76

Issue swaps and swap hedging debenture issues—less than one year (liabilities)	(6)	167
Issue swaps and swap hedging debenture issues—less than one year (assets)	44	381

Issue swaps and swap hedging debenture issues—less than one year	38	548	548

Financial instruments hedging net investment	n/a	n/a

Financial instruments held for trading
Other interest rate swaps—assets	7	4,960
Other interest rate swaps—liabilities	(4)	9,022

Other swaps assets and liabilities	3	13,982	13,976				5	1

Currency swaps and forward exchange contracts—assets	283	8,579
Currency swaps and forward exchange contracts—liabilities	(23)	2,372

Currency swaps and forward exchange contracts—assets and liabilities	260	10,951	10,542	77	44	88	16	184

(1)	These amounts set the levels of notional involvement and are not indicative of a contingent gain or loss.

Most long-term swaps (interest rate and/or currency swaps, issue swaps or swaps hedging debenture issues) are aimed at converting fixed-rate debt into floating-rate debt on a LIBOR basis or equivalent.

The average interest rates are given for information purposes and reflect, for the floating-rate portion, market conditions at year-end.

Currency Exposure

The Group seeks to minimize the currency exposure of each entity by reference to its functional currency (primarily the euro, U.S. dollar, pound sterling, and Norwegian krone).

For currency exposure generated by commercial activity, the hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and in some cases on the forward market. The Company rarely hedges estimated flows, when it does so it typically uses options.

With respect to currency exposure linked to long-term assets in foreign currencies, the Company has a hedging policy which results in reducing the associated currency exposure by financing in the same currency.

Short-term net currency exposure is periodically monitored with limits set by the Company’s management. The Group’s central treasury entities manage this currency exposure and centralizes borrowing activities on the financial markets (the proceeds of which are then loaned to the borrowing subsidiaries) and also manages cash centralization for Group companies and investments of these funds on the monetary markets.

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

Interest Rate Risk on Long-Term Debt

The Company’s policy consists of incurring long-term debt primarily at a floating rate, or at a fixed rate depending on opportunities at the issuance with regards to the level of interest rates, in U.S. dollars or in euros according to the general corporate purposes. Long-term interest rate and currency swaps can hedge debenture loans at their issuance in order to create a variable rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, the Company can also enter into long-term interest rate swaps.

Sensitivity Analysis on Interest Rate and Foreign Exchange Risk

The table below presents the potential impact on the fair value of the current financial instruments as of the date indicated, of an increase or decrease of 10% in the interest rate yield curves in each of the currencies.

As of December 31, 2005	Carrying amount	Estimated fair value	Change in fair value with a 10% interest rate increase	Change in fair value with a 10% interest rate decrease
Assets / (Liabilities)
Debenture loans (non-current portion, before swaps)	(11,025)	(11,025)	126	(129)
Issue swaps and swaps hedging debenture loans (liabilities)	(128)	(128)	(62)	63
Issue swaps and swaps hedging debenture loans (assets)	450	450	(53)	54
Fixed-rate bank loans	(411)	(406)	7	(7)
Current portion of long term debt after swaps (excluding capital lease obligations)	(920)	(919)	1	(1)
Other interest rates swaps	3	3	(3)	3
Currency swaps and forward exchange contracts	260	260	4	(4)
Currency options	—	—	—	—

As a result of its policy for the management of currency exposure previously described, the Group believes that its short-term currency exposure is not material. The Group’s sensitivity to long-term currency exposure is primarily attributable to the net equity of the subsidiaries whose functional currency is the U.S. dollar and, to a lesser extent, the pound sterling and the Norwegian krone. This sensitivity is reflected by the historical evolution of the currency translation adjustment imputed in the statement of changes in shareholders’ equity which, in the course of the last two fiscal years, was essentially related to the evolution of the U.S. dollar and is set forth in the table below:

	Dollar/Euro exchange rates	Currency Translation Adjustment
		(in millions of euros)
December 31, 2005	1.18	1,421
December 31, 2004	1.36	(1,429)

The long-term debt in U.S. dollars described in Note 21 of the Notes to the Consolidated Financial Statements is generally raised by the central treasury entities either in U.S. dollars, in euros or in other currencies which are then systematically exchanged for U.S. dollars or euros according to the general needs of the Group through issue swaps. The proceeds from these debt issuances are principally loaned to affiliates whose accounts are kept in U.S. dollars and any remaining balance is held in dollar-denominated investments. As a consequence, the net sensitivity of these positions to currency exposure is not material.

Short-term currency swaps for which the nominal amount appears in Note 28 of the Notes to the Consolidated Financial Statements are used with the aim of optimization of centralized management of the cash of the Group. Thus the sensitivity to currency fluctuations which may be induced is likewise considered negligible.

As a result of this policy, the impact of currency exchange on consolidated net income, as illustrated in Note 8 of the Notes of the Consolidated Financial Statements, has not been significant despite the considerable fluctuation of the U.S. dollar (positive 78 M€ in 2005, negative 75 M€ in 2004).

Counterparty Risk

The Company has established standards for market transactions according to which bank counterparties must be approved in advance, based on an assessment of the counterparty’s financial soundness and its rating (Standard & Poors, Moody’s), which must be of high quality.

An overall authorized credit limit is set for each bank and is divided among the subsidiaries and the Company’s central treasury entities according to their needs.

Stock Market Risk

The Group holds interests in a number of publicly-traded companies (see Note 14 of the Notes to the Consolidated Financial Statements). The market values of these holdings fluctuate due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

Liquidity Risk

TOTAL S.A. has confirmed lines of credit granted by international banks, which would allow it to manage its short-term liquidity needs as required. The total amount of these lines of credit as of December 31, 2005 was $7,335 million, of which $7,293 million was unused. The terms and availability of these lines of credit are not conditioned on the Company’s financial ratios, its financial ratings or on the absence of events that could have a material adverse impact on its financial situation.

The total amount, as of December 31, 2005, of confirmed lines of credit granted by international banks to Group companies, including TOTAL S.A., was $9,778 million of which $8,414 million was unused. Lines of credit given to Group companies other than TOTAL S.A. are not used for general Group purposes, they are used to finance general activities of that company or for specific projects.

The following table shows the maturity of the financial assets and debt of the Group as of the date indicated (see Note 21 of the Notes to the Consolidated Financial Statements).

	As of December 31, 2005
	Less than 1 year	Between 1 year and 5 years	More than 5 years	Total
	(in millions of euros)
Financial debt after swaps	(3,619)	(9,057)	(4,259)	(16,935)
Cash and cash equivalents	4,318	—	—	4,318

Net amount	699	(9,057)	(4,259)	(12,617)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision and with the participation of the Group’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness, as of the end of the period covered by this report, of the design and operation of the Group’s disclosure controls and procedures, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 is recorded, summarized and reported within specified time periods. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There were no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, the Group’s internal control over financial reporting.

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

The report for 2005 explains that the internal control framework used by TOTAL is that of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and that TOTAL’s internal control system is structured as a three-level operating organization, with internal control procedures at each profit center, the Company’s business segments and on the Group level. The audit of the internal control system is primarily a centralized function handled by the Group audit department, which in 2005 employed 75 professionals. The report explains that regular reports of audits are submitted to the Audit Committee. In addition, the Company’s independent auditors also report their comments to the Audit Committee as part of their statutory mission to audit the financial statements. The report further describes TOTAL’s initiatives in 2005, mainly aimed at expanding documentation of disclosure controls and procedures and adapting its internal control system to certification requirements that are now applicable to the outside auditors.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

At its meeting on February 18, 2004, the Board of Directors confirmed the appointment of Mr. Jacques Friedmann, Inspector General of Finance, former Chairman and Chief Executive Officer of Union des Assurances de Paris, Director of BNP Paribas, as Audit Committee financial expert. Mr. Friedmann is an independent member of the Board of Directors in accordance with the NYSE listing standards applicable to TOTAL, as are the other members of the Audit Committee.

ITEM 16B. CODE OF ETHICS

At its meeting on February 18, 2004, the Board of Directors adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and the financial and accounting officers for its principal activities. A copy of this code of ethics is included as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the fiscal years ended December 31, 2005 and 2004, fees for services provided by Ernst & Young Audit and KPMG S.A. were as follows:

	KPMG S.A. Year Ended December 31,		Ernst & Young Audit Year Ended December 31,
	2005	2004	2005	2004
		(in millions of euros)
Audit Fees	12.7	12.4	12.8	12.1
Audit-Related Fees(1)	8.1	9.2	3.4	2.2
Tax Fees(2)	1.0	1.7	1.4	0.9
All Other Fees(3)	0.1	0.1	0.1	0.1

Total	21.9	23.4	17.7	15.3

(1)	Audit-related fees are generally fees billed for services that are closely related to the performance of the audit or review of financial statements. These include due diligence services related to business combinations, attestation services not required by statute or regulation, agreed upon or expanded auditing procedures related to accounting or billing records required to respond to or comply with financial, accounting or regulatory reporting matters, consultations concerning financial accounting and reporting standards, information system reviews, internal control reviews and assistance with internal control reporting requirements.
(2)	Tax fees are fees for services related to international and domestic tax compliance, including the preparation of tax returns and claims for refund, tax planning and tax advice, including assistance with tax audits and tax appeals, and tax services regarding statutory, regulatory or administrative developments and expatriate tax assistance and compliance.
(3)	All other fees are principally for risk management advisory services.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved. This policy provides for both general pre-approval of certain types of services through the use of an annually established budget for these types of services and special pre-approval of services on a case by case basis. The Audit Committee has designated the Company’s internal audit department to monitor the performance of services provided by the statutory auditors and to assess compliance with the pre-approval policies and procedures. The internal audit department reports the results of its monitoring to the Audit Committee on a periodic basis. Both the internal audit department and management are required to report any breach of this policy to the chairman of the Audit Committee. During 2005, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid Per Share (€)	Total Number of Shares Purchased, As Part of Publicly Announced Plans or Programs		Maximum Number of Shares that may yet be Purchased Under the Plans or Programs(3)
January 2005	1,495,000	160.69	1,495,000	(1)	22,976,364
February 2005	375,000	175.48	375,000	(1)	22,775,605
March 2005	3,000,000	180.37	3,000,000	(1)	19,962,511
April 2005	1,450,000	180.29	1,450,000	(1)	18,607,372
May 2005	2,510,000	176.77	2,510,000	(1)(2)	16,170,627
June 2005	2,890,000	190.15	2,890,000	(2)	13,478,340
July 2005	1,584,000	202.12	1,584,000	(2)	24,496,354	(4)
August 2005	1,772,500	208.45	1,772,500	(2)	23,040,164
September 2005	617,000	220.47	617,000	(2)	22,792,042
October 2005	1,600,000	212.55	1,600,000	(2)	21,301,809
November 2005	150,000	208.77	150,000	(2)	28,038,808	(4)
December 2005	875,000	213.66	875,000	(2)	27,262,297
January 2006	1,900,000	221.47	1,900,000	(2)	25,651,385
February 2006	965,000	213.90	965,000	(2)	24,774,473
March 2006	2,635,000	213.43	2,635,000	(2)	22,547,995

(1)	Since May 15, 2004: the shareholders meeting of May 14, 2004 authorized the Board of Directors to trade the company’s own shares on the market for a period of 18 months within the framework of the stock purchase program approved by the Autorité des marches financiers (AMF) under visa no. 04-235 of April 1, 2004. The number of shares held or acquired may not exceed 10% of the authorized share capital. Under this authorization, 22,850,000 shares have been repurchased from May 15, 2004 to May 17, 2005.
(2)	Since May 18, 2005: the shareholders meeting of May 17, 2005 cancelled and replaced the previous resolution from the Shareholder’s Meeting of May 14, 2004, authorizing hence the Board of Directors to trade in the Company’s own shares on the market for a period of 18 months within the framework of the stock purchase program approved by the Autorité des marches financiers (AMF) under visa no. 05-247 of April 11, 2005. The maximum number of shares that may be purchased by virtue of this authorization may not exceed 10% of the total number of shares constituting the share capital, this number being eventually adjusted to take into account operations modifying the share capital after the current shareholders meeting. Under no circumstances may the total number of shares the Company holds, either directly or indirectly through its indirect subsidiaries, exceed 10% of the share capital. Under this authorization, 16,198,500 shares have been repurchased from May 18, 2005 to March 31, 2006, including 574,000 shares that were purchased to cover restricted share grants to Group employees.
(3)	Based on 10% of the Company’s shares capital, and after deducting the shares held by the Company for cancellation and the shares held by the Company to cover the share purchase option plans for Company employees and restricted stock grants for Company employees, as well as after deducting the shares held by the subsidiaries.
(4)	The increase in the maximum number of shares is mainly due to the cancellation by the Board of Directors on July 19 and November 3, 2005, of respectively 13,527,578 and 7,547,990 shares.

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

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

1.	Statuts of Total S.A. (as amended through December 31, 2005)

8.	List of Subsidiaries (see Note 34 of the Notes to the Consolidated Financial Statements included in this Annual Report)

11.	Code of Ethics

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

15.1	Consent of ERNST & YOUNG AUDIT and of KPMG S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOTAL S.A.

By:	/S/ THIERRY DESMAREST
Name: Thierry Desmarest Title: Chairman, President-Chief Executive Officer

Date: April 20, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2005

The Board of Directors and Shareholders

TOTAL S.A.

We have audited the accompanying consolidated balance sheets of TOTAL S.A. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the two years in the period ended December 31, 2005. Our audits also included the schedule listed in the Index as Schedule II. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TOTAL S.A. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

International Financial Reporting Standards as adopted by the European Union vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 4 to the consolidated financial statements.

Paris-La Défense, France

March 15, 2006

Except for Note 4 which is as of April 19, 2006

KPMG Audit	ERNST & YOUNG AUDIT
A division of KPMG S.A.	Gabriel Galet Philippe Diu
René Amirkhanian

TOTAL

CONSOLIDATED STATEMENT OF INCOME

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

		For the year ended December 31,
		2005	2004
Sales	Notes 5 & 6	143,168	121,998
Excise taxes		(20,550)	(21,517)
Revenues from sales		122,618	100,481
Purchases, net of inventory variation	Note 7	(72,565)	(58,556)
Other operating expenses	Note 7	(20,164)	(19,103)
Unsuccessful exploration costs	Note 7	(431)	(414)
Depreciation, depletion, and amortization of tangible assets and leasehold rights		(5,411)	(5,722)

Operating income	Note 5	24,047	16,686

Other income	Note 8	177	3,139
Other expense	Note 8	(762)	(1,197)
Financial interest on debt		(1,257)	(737)
Financial income from marketable securities & cash equivalents		943	572
Cost of net debt		(314)	(165)
Other financial income	Note 9	405	333
Other financial expense	Note 9	(269)	(235)
Income taxes	Note 10	(11,825)	(8,570)
Equity in income (loss) of affiliates	Note 13	1,184	1,158

Consolidated net income		12,643	11,149

Group share		12,273	10,868
Minority interests and dividends on subsidiaries’ redeemable preferred shares		370	281

Earnings per share (euros)		20.91	17.99
Diluted earnings per share (euros)		20.78	17.92

The accompanying notes are an integral part of these consolidated financial statements.

TOTAL

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

		As of December 31,
		2005	2004
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	Notes 6 & 11	4,384	3,176
Property, plant & equipment, net	Notes 6 & 12	40,568	34,906
Equity affiliates: investments and loans	Note 13	12,652	10,680
Other investments	Note 14	1,516	1,198
Hedging instruments of non-current financial debt	Notes 21 & 28	477	1,516
Other non-current assets	Note 15	2,794	2,351

Total non-current assets		62,391	53,827

CURRENT ASSETS
Inventories, net	Note 16	12,690	9,264
Accounts receivable, net	Note 17	19,612	14,025
Prepaid expenses and other current assets	Note 17	6,799	5,314
Current financial instruments	Notes 21 & 28	334	477
Cash and cash equivalents		4,318	3,860

Total current assets		43,753	32,940

TOTAL ASSETS		106,144	86,767

LIABILITIES & SHAREHOLDERS’ EQUITY
SHAREHOLDERS’ EQUITY
Common shares		6,151	6,350
Paid-in surplus and retained earnings		37,504	31,717
Cumulative translation adjustment		1,421	(1,429)
Treasury shares		(4,431)	(5,030)

Shareholders’ equity—Group share	Note 18	40,645	31,608
Minority interests and subsidiaries’ redeemable preferred shares		838	810

Total shareholders’ equity		41,483	32,418

Deferred income taxes	Note 10	6,976	6,402
Employee benefits	Note 19	3,413	3,607
Other non-current liabilities	Note 20	7,051	6,274

Total non-current liabilities		17,440	16,283

Non-current financial debt	Note 21	13,793	11,289

CURRENT LIABILITIES
Accounts payable		16,406	11,672
Other creditors and accrued liabilities	Note 22	13,069	11,148
Current borrowings	Note 21	3,920	3,614
Current financial instruments	Notes 21 & 28	33	343

Total current liabilities		33,428	26,777

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		106,144	86,767

The accompanying notes are an integral part of these consolidated financial statements.

TOTAL

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

	For the year ended December 31,
(Note 27)	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	12,643	11,149
Depreciation, depletion, and amortization	5,652	6,268
Non-current liabilities, valuation allowances, and deferred taxes	515	715
Impact of coverage of pension benefit plans	(23)	(181)
Unsuccessful exploration costs	431	414
(Gains) Losses on sales of assets	(99)	(3,139)
Undistributed affiliates equity earnings	(596)	(583)
Other changes, net	148	272

Cash flow from operating activities before changes in working capital	18,671	14,915
(Increase) Decrease in operating assets and liabilities	(4,002)	(253)

CASH FLOW FROM OPERATING ACTIVITIES	14,669	14,662

CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant, and equipment additions	(8,482)	(7,403)
Exploration costs directly charged to expenses	(366)	(374)
Acquisitions of subsidiaries, net of cash acquired	(1,116)	(131)
Investments in equity affiliates and other securities	(280)	(209)
Increase in non-current loans	(951)	(787)

Total expenditures	(11,195)	(8,904)
Proceeds from sale of intangible assets and property, plant, and equipment	274	225
Proceeds from sale of subsidiaries, net of cash sold	11	1
Proceeds from sale of non-current investments	135	408
Repayment of non-current loans	668	558

Total divestitures	1,088	1,192

CASH FLOW USED IN INVESTING ACTIVITIES	(10,107)	(7,712)

CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
Parent company’s shareholders	17	371
Treasury shares	(3,189)	(3,554)
Minority shareholders	83	162
Subsidiaries’ redeemable preferred shares	(156)	(241)
Cash dividends paid:
—Parent company’s shareholders	(3,510)	(4,293)
—Minority shareholders	(237)	(207)
Net issuance (repayment) of non-current debt	2,878	2,249
Increase (Decrease) in current borrowings	(951)	(2,195)
Other changes, net	(1)	(6)

CASH FLOW USED IN FINANCING ACTIVITIES	(5,066)	(7,714)

Net increase (decrease) in cash and cash equivalents	(504)	(764)
Effect of exchange rates and changes in reporting entity	962	(236)
Cash and cash equivalents at the beginning of the year or period	3,860	4,860

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	4,318	3,860

The accompanying notes are an integral part of these consolidated financial statements.

TOTAL

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

	Common shares issued		Paid-in surplus and retained earnings	Cumulative translation adjustment	Treasury shares		Share- holders’ equity	Subsidiaries’ redeemable preferred shares	Minority interests	Total equity
	Number	Amount			Number	Amount
As of January 1, 2004 (as reported under French GAAP)	649,118,236	6,491	30,408	(3,268)	(26,256,899)	(3,225)	30,406	396	664	31,466
IFRS adjustments	—	—	(3,048)	3,268	(10,855,206)	(1,388)	(1,168)	—	19	(1,149)

As of January 1, 2004 (As restated under IFRS) (Note 33)	649,118,236	6,491	27,360	—	(37,112,105)	(4,613)	29,238	396	683	30,317

Net income 2004	—	—	10,868	—	—	—	10,868	6	275	11,149
Items recognized directly in equity	—	—	29	(1,429)	—	—	(1,400)	(14)	(88)	(1,502)

Total excluding transactions with shareholders	—	—	10,897	(1,429)	—	—	9,468	(8)	187	9,647

—Cash dividend	—	—	(4,293)	—	—	—	(4,293)	—	(207)	(4,500)
—Issuance of common shares (Note 18)	5,770,804	58	478	—	—	—	536	—	—	536
—Purchase of treasury shares	—	—	—	—	(22,550,000)	(3,554)	(3,554)	—	—	(3,554)
—Sale of treasury shares	—	—	14	—	715,686	61	75			75
—Repayment of subsidiaries’ redeemable preferred shares							—	(241)		(241)
—Share-based payments (Note 25)			138				138			138

Transactions with shareholders	5,770,804	58	(3,663)	—	(21,834,314)	(3,493)	(7,098)	(241)	(207)	(7,546)
Cancellation of purchased shares (Note 18)	(19,873,932)	(199)	(2,877)	—	19,873,932	3,076	—	—	—	—

As of December 31, 2004 (IFRS) (Note 33)	635,015,108	6,350	31,717	(1,429)	(39,072,487)	(5,030)	31,608	147	663	32,418

Net income 2005	—	—	12,273	—	—	—	12,273	1	369	12,643
Items recognized directly in equity (Note 18)	—	—	418	2,850	—	—	3,268	8	43	3,319

Total excluding transactions with shareholders	—	—	12,691	2,850	—	—	15,541	9	412	15,962

—Cash dividend	—	—	(3,510)	—	—	—	(3,510)	—	(237)	(3,747)
—Issuance of common shares (Note 18)	1,176,756	12	88	—	—	—	100	—	—	100
—Purchase of treasury shares	—	—	—	—	(18,318,500)	(3,485)	(3,485)	—	—	(3,485)
—Sale of treasury shares	—	—	34	—	2,066,087	226	260	—	—	260
—Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(156)	—	(156)
—Share-based payments (Note 25)	—	—	131	—	—	—	131	—	—	131

Transactions with shareholders	1,176,756	12	(3,257)	—	(16,252,413)	(3,259)	(6,504)	(156)	(237)	(6,897)
Cancellation of purchased shares (Note 18)	(21,075,568)	(211)	(3,647)	—	21,075,568	3,858	—	—	—	—

As of December 31, 2005	615,116,296	6,151	37,504	1,421	(34,249,332)	(4,431)	40,645	—	838	41,483

The accompanying notes are an integral part of these consolidated financial statements.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

On February 14, 2006, the Board of Directors closed and authorized the publication of the consolidated financial statements for the year ended December 31, 2005.

INTRODUCTION

The consolidated financial statements of TOTAL S.A. and its subsidiaries (together, the Group) have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union as of December 31, 2005. As of December 31, 2005 and December 31, 2004, TOTAL’s consolidated financial statements would not have been different if presented under “IFRS as published by the IASB” or under “IFRS as adopted by the EU”.

The preparation of financial statements in accordance with IFRS requires management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. Estimates and judgments are used in the Group’s oil and gas accounting for reserves, assets and depreciation in application of the successful efforts method, valuation of long-lived assets, environmental remediation and restoration of sites estimations, accounting for pensions and post-retirement benefits and in the context of the computation of income taxes. Management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the book value of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply.

Lastly, where a specific transaction is not dealt with in any standards or interpretation, management applies judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•	give a true and fair view of the Group’s financial position, financial performance and cash flows
•	reflect the substance of transactions
•	are neutral
•	are prepared on a prudent basis
•	are complete in all material aspects

Information concerning the first-time application of IFRS

Pursuant to IFRS 1 “First-time adoption of International Financial Reporting Standards”, the Group has chosen to apply the following exemptions:

•	offsetting currency translation adjustment (CTA) against retained earnings, as of January 1, 2004,
•	recording unrecognized actuarial losses and gains related to employee benefits obligation as of January 1, 2004 in retained earnings,
•	no retroactive restatement of business combinations that occurred before January 1, 2004.
•	retrospective application of IFRS 2 “Share-based payment” to all transactions within the scope of IFRS 2 and not solely to the share-based compensation plans granted after November 7, 2002.

The other exemptions included in IFRS 1 “First Time Adoption” have not been applied at the transition date to the IFRS or did not have any material impact on the consolidated financial statements.

IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurements” have been applied as from January 1, 2004. The Group has decided on an early application in 2004 of IFRS 6 “Exploration for and Evaluation of Mineral Resources”. This standard is compatible with previously used methods to record exploration and production costs (see Note 1 paragraph G “Oil and gas exploration and producing properties”).

Description of the effects of the transition to IFRS on the net equity and the results of the Group were provided for in the 2004 Annual Report, and in the 2004 quarterly summarized financial statements which were published in May 2005. This information is presented in Note 33.

The transition balance sheet as of January 1, 2004 included in Note 33 differs from that published in May 2005 on the following items. Financial instruments were presented as a deduction of the non-current financial debt, while

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

they are now recorded separately in the balance sheet either under “Hedging instruments of non-current financial debt” on the asset side or “Non-current financial debt” on the liability side. Similarly, current financial instruments are recorded on either asset or liability accounts “Current financial instruments” depending on whether it is an asset or a liability.

The financial data for financial years 2004 and 2003 were presented in the Annual Report for financial year 2004 under French GAAP.

1. ACCOUNTING POLICIES

The main consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

The accounting policies used by the Group are described below.

A. PRINCIPLES OF CONSOLIDATION

The subsidiaries that are directly controlled by the parent company or indirectly controlled by other consolidated subsidiaries are fully consolidated.

Investments in jointly controlled entities are proportionately consolidated.

Investment in associates, in which the Group has significant influence, are accounted for by the equity method. Significant influence is presumed when the Group holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting rights.

Companies in which ownership interest is less than 20%, but over which the Company has the ability to exercise significant influence, are also accounted for by the equity method.

All significant inter-company balances, transactions and income have been eliminated.

B. FOREIGN CURRENCY TRANSLATION

The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.

(i) Monetary transactions

Transactions denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. At each balance sheet date, monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in “Other income” or “Other expense”.

(ii) Translation of financial statements denominated in foreign currencies

Assets and liabilities of foreign entities are translated into euros on the basis of the exchange rates at the end of the period. The income and cash flow statements are translated using the average exchange rates of the period. Foreign exchange differences resulting from such translations are either recorded in Shareholders’ equity under “Cumulative translation adjustments” (for the Group’s share) or under “Minority interests” as deemed appropriate.

C. SALES AND REVENUES FROM SALES

Revenues from sales are recognized when the significant risks and rewards of ownership have been passed to the buyer and the amount can be reasonably measured. Sales figures include excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the revenue from sales indicator.

Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts. Revenues from the production of crude oil and natural gas properties in which the Group has an interest with other producers are recognized on the basis of the Company’s net working interest.

Revenues from gas transport are recognized when the services are rendered, based on the quantities transported and measured according to procedures defined in each service contract.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Revenues from sales of electricity, from refining and marketing activities and from the sales of chemicals products are recorded upon transfer of title, according to the terms of the related contracts.

Revenues from services are recognized when the services have been rendered.

Shipping revenues and expenses from charters activity are recognized ratably over the estimated length of each voyage. Voyages are calculated on a discharge-to-discharge basis. Shipping revenue recognition starts only when a charter has been agreed to by both the Company and the customer.

Oil and gas sales are inclusive of quantities delivered that represent production royalties and taxes when paid in cash and outside the United States and Canada.

Certain transactions within the trading activities (contracts involving quantities that are purchased outside the Group then resold outside the Group) are shown at their net value in sales.

Exchanges of crude oil and petroleum products within normal trading activities do not generate any income: flows are shown at their net value in income statement and balance sheet.

D. SHARE-BASED PAYMENTS

The Group applies IFRS 2 “Share-based payment” to employee stock option and share purchase plans and to capital increases reserved for employees. The benefits are determined at fair value by reference to the granted instruments.

The fair value of the options is calculated using the Black-Scholes method at the grant date. The expense is allocated on a straight-line basis between the grant date and vesting date.

The cost of employee-reserved capital increases is immediately expensed. A discount reduces the expense in order to take into account the non-transferability of the shares awarded to the employees over a period of five years according to French regulations.

These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.

E. INCOME TAXES

Income taxes disclosed in the income statement include current tax expense (income) and deferred income tax expense (income).

The Group uses the liability method whereby deferred income taxes are recorded based upon the temporary differences between the financial statement and tax basis of assets and liabilities, and for carryforward of unused tax losses and tax credits.

Deferred income tax assets and liabilities are measured using the tax rates that have been enacted or officially proposed at the balance sheet date. The tax rates used depend on the maturity of renewal of temporary differences, tax losses and other tax credits. The effect of the change in tax rate is recognized either in the consolidated statement of income or in equity depending on the item it is related to.

Deferred income tax assets are recognized when future recovery is probable.

Deferred income tax liabilities on temporary differences resulting from the difference between the carrying value of the equity-method investments and the taxable basis of these investments are recognized. The deferred income tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon sale of these investments).

Taxes paid on the Upstream Production are included in operating expenses, including those related to historical concessions held by the Group in the Middle East producing countries.

F. EARNINGS PER SHARE

Earnings per share are calculated by dividing net income by the weighted-average number of common shares outstanding during the period.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Diluted earnings per share are calculated by dividing net income by the fully-diluted weighted-average number of common shares outstanding during the period. Treasury shares held by the parent company, TOTAL S.A., and, by the Group subsidiaries, which are deducted from consolidated shareholders’ equity are not considered outstanding for purposes of this calculation that also takes into account the dilutive effect of stock-option, restricted shares, and capital increases with a subscription period closing after the end of the fiscal year.

The weighted-average number of fully-diluted shares is calculated in accordance with the treasury stock method provided for by IAS 33. The proceeds, which would be recovered in the event of an exercise of rights related to dilutive instruments, are presumed to be a buy-back of shares at the average market price over the period. The number of shares thereby obtained leads to a reduction in the total number of shares that would result from the exercise of rights.

G. OIL AND GAS EXPLORATION AND PRODUCING PROPERTIES

The Group applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the “successful efforts” method.

(i) Exploration costs

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred.

Exploration leasehold acquisition costs are capitalized as intangible assets when acquired. Depreciation is recorded on a regular basis, property by property, on the basis of the results of the exploratory activity and management’s evaluation.

In the event of a discovery, the unproved leasehold rights are transferred to proved leasehold rights at their net book value as soon as proved reserves are booked.

Exploratory wells are accounted for as follows:

•	Costs of exploratory wells that have found proved reserves are capitalized. Capitalized successful exploration wells are then depreciated using the unit-of-production method based on proved developed reserves.
•	Costs of dry exploratory wells and wells that have not found proved reserves are charged to expense.
•	Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:
•	The well has found a sufficient quantity of reserves to justify its completion as a producing well, if appropriate, assuming that the required capital expenditures are made.
•	The Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Group is waiting for governmental or other third-party authorization of a proposed project, or availability of capacity on an existing transport or processing facility.

Costs of exploratory wells not meeting these conditions are charged to expense.

(ii) Oil and gas producing assets

Development costs incurred for the drilling of development wells and in the construction of production facilities are capitalized, together with interest costs incurred during the period of construction and estimated discounted costs of asset retirement obligations. The depletion rate is equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).

With respect to production sharing contracts, this computation is based on the portion of production and reserves assigned to the Group taking into account estimations based on the contractual clauses regarding the

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

reimbursement of exploration and development costs (Cost Oil) as well as the sharing of hydrocarbon rights (Profit Oil).

Transportation assets are depreciated using the unit-of-production method based on throughput or by using the straight-line method whichever best reflects the economic life of the asset.

Proved leasehold rights are depreciated using the unit-of-production method based on proved reserves.

H. GOODWILL AND OTHER INTANGIBLE ASSETS

Other intangible assets include goodwill, patents, trademarks, and leasehold rights.

Other intangible assets are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses.

Goodwill in a consolidated company is calculated as the excess of the cost of shares, including transaction expenses, over the fair value of the Group’s share of the net assets at the acquisition date. Goodwill is not amortized but is tested for impairment annually or as soon as there is any indication that an asset may be impaired (see Note 1 paragraph K “Impairment of long-lived assets”).

In equity affiliates, the book value of goodwill is included in the book value of the investment. Other intangible assets (except goodwill) have a definite useful life and are amortized on a straight-line basis over 10 to 40 years depending on the useful life of the assets.

Research and development

Research costs are charged to expense as incurred.

Development expenses are capitalized when the following can be demonstrated:

•	the technical feasibility of the project and the availability of the appropriate resources for the completion of the intangible asset,
•	the ability of the asset to generate probable future economic benefits,
•	the ability to measure reliably the expenditures attributable to the asset.

Advertising costs are charged to expense as incurred.

I. OTHER PROPERTY, PLANT AND EQUIPMENT

Other property, plant and equipment are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses. This includes interest expenses incurred until assets are placed in service. Investment subsidies are deducted from the cost of the related expenditures.

Routine maintenance and repairs are charged to expense as incurred. The cost of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two major turnarounds.

Other property, plant and equipment are depreciated using the straight-line method over their useful life, as follows:

• Furniture, office equipment, machinery and tools:	3-12 years
• Transportation equipment:	5-20 years
• Storage tanks and related equipment:	10-15 years
• Specialized complex installations and pipelines:	10-30 years
• Buildings:	10-50 years

J. LEASES

A finance lease transfers substantially all the risks and rewards incidental to ownership from the lessor to the lessee. These contracts are capitalized as assets at fair value or if lower at the present value of the minimum lease

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

payments according to the contract. A corresponding financial debt is recognized as financial liabilities. These assets are depreciated over the useful life used by the Group.

Leases that are not financial leases as defined above are recorded as operating leases.

K. IMPAIRMENT OF LONG-LIVED ASSETS

The recoverable amounts of intangible assets and property, plant and equipment are tested for possible impairment as soon as there is any indication that the assets may be impaired. This test is performed at least annually for goodwill.

The recoverable value is the higher of the sale price (net of sale expenses) and its useful value.

For this purpose, assets are grouped into cash-generating units (or CGUs). A CGU is a group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.

The recoverable amount of a CGU is determined by reference to the discounted future cash flows expected from it, based upon management’s expectation of future economic and operating conditions. If the recoverable amount is less than the carrying amount, an impairment loss on property, plant and equipment and exploration leaseholds, or on other intangible assets is recognized either in “Depreciation, depletion and amortization of tangible assets and leasehold rights” for or in “Other expense”, respectively.

Impairment losses recognized in prior periods could be reversed up to the net book value that the asset would have had, had the impairment loss not been recognized. Impairment losses recognized for goodwill are not reversed.

L. FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are financial loans and receivables, investments in non-consolidated companies, publicly traded equity securities, financial derivatives, current and non-current financial liabilities.

The accounting treatment of these financial assets and liabilities is as follows.

(i) Financial loans and receivables

Financial loans and receivables are recognized at amortized cost. They are tested for impairment, the net book value being compared to estimates of the discounted future recoverable cash flows. These tests are conducted as soon as there is any evidence that their fair value is less than their net book value, and at least annually. The potential loss is recorded in the statement of income.

(ii) Investments in non-consolidated companies and publicly-traded equity securities

These assets are classified as available for sale and therefore measured at their fair value. For listed securities, this fair value is equal to the market price. For unlisted securities, if the fair value is not reliably determinable, securities are recorded at their historical value. Changes in fair value are recorded in shareholders’ equity. If there is any evidence of a significant or long-lasting loss, an impairment loss is recorded in the consolidated statement of income. This impairment is only reversed in the statement of income when the securities are sold.

(iii) Derivative instruments

The Group uses derivative instruments in order to manage its exposure to movements in interest rates and foreign exchange rates. Changes in fair value of derivated instruments are recognized in the statement of income or in shareholders’ equity and are recognized in the balance sheet in the accounts corresponding to their nature, according to the risk management strategy described in Note 29 to the consolidated financial statements. The derivative instruments used by the Group are the following:

•	Cash management

Financial instruments used for cash management purposes are part of a hedging strategy of currency and interest rate risks in reference to global limits set by the Group and are considered to be used for

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

transactions (Held for trading). Changes in fair value variation are systematically recorded in the income statement. The balance sheet value of those instruments is included in the “Current financial instruments” accounts, in assets or liabilities.

•	Long-term financing (other than euro)

When external long-term financing is set up, specifically to finance subsidiaries in a currency other than the euro, which is mainly the case for subsidiaries whose functional currency is the U.S. dollar, and when this financing involves currency and interest rate derivatives, these instruments qualify as fair value hedges of the interest rate risk on the external debt and of the currency risk of the loans to subsidiaries . Changes in fair value of derivatives are recognized in the income statement as are changes in fair value of financial debts and loans to subsidiaries.

The fair value of those hedging instruments of long-term financing is included in the assets under « Hedging instruments on non-current financial debt » or in the liabilities under « Non-current financial debt » for the non-current part. The current part (less than one year) is accounted for under “Current financial instruments”, in assets or liabilities.

In case of anticipated termination of derivative instruments accounted for as fair value hedge, the amount paid or received is recognized in the income statement and:

•	If this termination is due to an early cancellation of the hedged items, the adjustment previously recorded as revaluation of those hedged items is also recognized in the income statement.
•	If the hedged items remain in the balance sheet, the adjustment previously recorded as revaluation of those hedged items is spread over the remaining life of those items.

•	Foreign Subsidiaries’ equity hedge

Certain financial instruments hedge against risks related to the equity of foreign subsidiaries whose functional currency is not the euro (mainly U.S. dollar). They qualify as “Net investment hedges”. Changes in fair value are recorded in shareholders’ equity. The fair value of these instruments is recorded under « Current financial instruments ».

•	Financial instruments related to commodity contracts

Financial instruments related to commodity contracts, including all the crude oil, petroleum products, natural gas and power purchasing/selling contracts related to the trading activities, together with the commodity contract derivative instruments, are used to adjust the Company’s exposure to price fluctuations in reference to global trading limits. These instruments are considered, according to the industry practice, as held for trading. Changes in fair value are recorded in the income statement. The fair value of these instruments is recorded under “Accounts receivable and other current assets” or “Accounts payable and other creditors” depending whether they are assets or liabilities.

Detailed information about the closing balances for the year ended December 31, 2005 and 2004 is disclosed in Notes 21, 28 and 29.

(iv) Current and non-current financial liabilities

Current and non-current financial liabilities (excluding derivatives) are recognized at amortized cost, except those for which a hedge accounting can be applied as described in the previous paragraph.

(v) Fair value of financial instruments

Fair values are estimated for the majority of the Group’s financial instruments, with the exception of publicly traded equity securities and marketable securities for which the market price is used.

The estimation of fair values, based in particular on principles such as discounting to present value of future cash flows, must be weighted by the fact that the value of a financial instrument at a given time may be modified depending on the market environment (liquidity especially), and also the fact that subsequent changes in interest

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

rates and exchange rates are not taken into account. In some cases, the estimates have been made based on simplifying assumptions.

As a consequence, the use of different estimates, methodologies and assumptions may have a material effect on the estimated fair value amounts.

The methods used are as follows:

Financial debts, swaps: The market value of swaps and of debenture loans that are hedged by those swaps, have been determined on an individual basis by discounting future cash flows with the zero-coupon interest rate curves existing at year-end.

Other financial instruments: The fair value of the interest rate swaps and of FRA (Forward Rate Agreement) are calculated by discounting future cash flows on the basis of the zero-coupon interest rate curves existing at year-end after adjustment for interest accrued yet unpaid.

Forward exchange contracts and currency swaps are valued on the basis of a comparison of the forward rates negotiated with the rates in effect on the financial markets at year-end for similar maturities.

Exchange options are valued based on the Garman-Kohlhagen model including market quotations at year-end.

M. INVENTORIES

Inventories are valued in the consolidated financial statements at the lowest of historical cost and market value. Cost for petroleum and petrochemical products is determined according to the FIFO (First-In, First-Out) method and those of other inventories using the weighted-average cost method.

In Note 5 setting forth information by business segment, the adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This is the method used to assess the segment’s performance and ensure the comparability of the segment’s results with those of its competitors, mainly North-American.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO and the replacement cost. This effect is presented in the adjustment items in Note 5.

Downstream (Refining—Marketing)

Petroleum product inventories are mainly comprised of crude oil and refined products. Refined products principally consist of gasoline, kerosene, diesel, fuel and heating oil and are produced by the Group’s refineries. On average, the life cycle of petroleum products does not exceed two months.

Crude oil costs include raw material and receipt costs. Refining costs principally include the crude oil costs, production costs (energy, labor, depreciation of producing assets) and allocation of production overhead (taxes, maintenance, insurance, etc.). Start-up costs and general administrative costs are excluded from the cost price of refined products.

Chemicals

Costs of chemical products inventories consist of raw material costs, direct labor costs and an allocation of production overheads. Start-up costs and general administrative costs are excluded from the cost of inventories of chemical products.

N. TREASURY SHARES

Treasury shares of the parent company TOTAL S.A. held by its subsidiaries or itself, come in deduction from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

O. OTHER NON-CURRENT LIABILITIES

Non-current liabilities comprise liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigation and other risks.

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required and when a reliable estimate can be made of the amount of the obligation. The amount of the liability corresponds to the best possible estimate.

P. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations, which result from a legal or constructive obligation, are recognized on the basis of a reasonable estimate of their fair value in the period in which the obligation arises.

The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and depreciated over the useful life of the associated long-lived asset.

An entity is required to measure changes in the liability for the asset retirement obligation due to the passage of time (accretion) by applying a discount rate that reflects the time value of money to the amount of the liability at the beginning of the period. The increase of the provision due to the passage of time is recognized as “Other financial expense”.

Q. EMPLOYEE BENEFITS

In accordance with the laws and practices of each country, the Group participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.

These plans can either be defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-Group instruments such as mutual funds, insurance contracts, and others.

For defined contribution plans, expenses correspond to the contributions paid.

Defined benefit obligations are determined using the Project Unit Method. Actuarial gains and losses may arise from differences between actuarial valuation and projected commitments (depending on new calculations or assumptions) and between projected and actual return of plan assets.

The Group applies the corridor method to amortize its actuarial gains and losses. This method amortizes the net cumulative actuarial gains and losses that exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

In case of a change in or creation of a plan, the vested portion of the cost of past services is recorded immediately in the income statement, the unvested past service cost is amortized over the vesting period.

The net periodic pension cost is recognized as “Other operating expenses”.

R. CONSOLIDATED STATEMENT OF CASH FLOWS

The consolidated statements of cash flows prepared in foreign currencies have been translated into euros using the average exchange rate of the period. Currency translation differences arising from the translation of assets and liabilities denominated in foreign currency into euros using exchange rates at the end of the period are shown in the balance sheet under “Effect of exchange rates and changes in reporting entity”. Therefore, the consolidated statement of cash flows will not agree with the figures derived from the consolidated balance sheet.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Cash and cash equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of three months or less. Changes in bank overdrafts are included in cash provided by financing activities.

Non-current debt

Changes in non-current debt have been presented as the net variation to reflect significant changes mainly related to revolving credit agreements.

S. BUSINESS COMBINATION

Business combinations are recognized using the acquisition method. This method implies the recognition of the assets, liabilities and contingent liabilities of the companies acquired by the Group at their fair value.

The difference between the acquisition cost of the shares and the total valuation, at fair value, of the assets, liabilities and contingent liabilities identified on the acquisition date is booked as goodwill.

If the cost of an acquisition is less than the fair value of the net assets of the subsidiary acquired, an additional analysis is performed on the identification and valuation of the identifiable elements of the assets and liabilities. The residual negative goodwill must be booked directly as net operating income.

The analysis of goodwill is finalized within one year from the date of acquisition.

T. EMISSION RIGHTS

In the absence of a current IFRS standard or interpretation on accounting for emission rights, the following principles have been applied:

•	Emission quotas issued free of charge are accounted for at zero book value.
•	Transactions that have been made on the market are recorded at cost.
•	The liabilities resulting from potential differences between available quotas and quotas to be delivered at the end of the compliance period are accounted for as a liability, at fair market value.

U. ALTERNATIVE IFRS METHODS

For measuring and recognizing assets and liabilities, the following choices among alternative methods allowable under IFRS have been made:

•	Tangible and intangible assets are measured using historical cost model instead of revaluation model,
•	Interest expenses incurred during the construction and acquisition period of tangible and intangible assets are capitalized, as provided for under IAS 23 “Borrowing Costs”.
•	Actuarial gains and losses on pension and other post-employment benefit obligations are recognized according to the corridor method as from January 1, 2004 (see Note 1 paragraph Q).
•	Jointly-controlled companies are consolidated using the proportionate method, as provided for in IAS 31 “Interests in Joint Ventures”.

V) NEW ACCOUNTING PRINCIPLES NOT YET IN EFFECT

The standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) which were not yet in effect at December 31, 2005, were as follows:

(i) IFRS 7: Financial Instruments: Disclosures

In August 2005, the IASB issued IFRS 7 “Financial Instruments: Disclosures”. The new standard replaces IAS 30 “Disclosures in Financial Statements of Banks and Similar Financial Institutions” and provides amendments to IAS

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

32 “Financial Instruments: Disclosure and Presentation”. IFRS 7 requires disclosure of qualitative and quantitative information about exposure to risks resulting from financial instruments. It applies to the annual period beginning on or after January 1, 2007. The application of IFRS 7 should not have a material impact for the Group given the disclosure already presented in the consolidated financial statements for the year ended December 31, 2005.

(ii) IAS 19: Employee Benefits

In December 2004, the IASB issued limited amendment to IAS 19 “Employee Benefits”. This revision requires in particular the disclosure of additional information in the notes to the consolidated financial statements. It applies to the annual period beginning on or after January 1, 2006. The application of IAS 19 should not have a material effect on the information provided in the notes to the consolidated financial statements.

(iii) IAS 39: Financial Instruments: Recognition and Measurement

In 2005, the IASB issued three amendments to IAS 39:

Cash flow hedges for future intra-group transactions:

In April 2005, the IASB issued an amendment to IAS 39 concerning cash flow hedges for future intra-group transactions. The purpose of this revision is to allow, in the consolidated financial statements, the designation of a future intra-group transaction as an item hedged against the foreign exchange risk in a cash flow hedge relation, subject to certain conditions.

Fair value option

In June 2005, the IASB published the definitive amendment to IAS 39 concerning the fair value option. Standard IAS 39 (December 2003 version) had introduced the possibility of applying the fair value option to any financial asset or liability, to allow their valuation at fair value through the income statement. The “fair value option” amendment is intended to limit the possibilities for using the option by limiting it to certain cases specified by the standard.

Financial guarantee contracts and credit insurance:

In July 2005, the IASB published an amendment to standard IAS 39 dealing with financial guarantees and credit insurance. Financial guarantees that meet the definition of an insurance contract by the issuer of the guarantee are now recognized by the issuer of the guarantee in accordance with the valuation principles applicable to insurance contracts as defined by standard IFRS 4 “Insurance Contracts”.

These amendments to IAS 39 apply for the annual period beginning on or after January 1, 2006. Application of these amendments should have no material impact on the Group’s balance sheet, income statement and consolidated shareholders’ equity.

(iv) IFRIC 4: Determining whether an arrangement contains a lease

In December 2004, the IFRIC issued interpretation IFRIC 4 “Determining whether an arrangement contains a lease”. The purpose of this interpretation is to determine whether an arrangement that does not have a legal form essentially contains a lease. If the arrangement contains a lease, it must be analyzed to determine whether the contract constitutes a finance lease or an operating lease pursuant to the provisions of IAS 17 “Leases”. IFRIC 4 applies to annual period beginning on or after January 1, 2006. The application of interpretation IFRIC 4 is being studied by the Group and should not have a material effect on the Group’s balance sheet, income statement or consolidated shareholders’ equity.

(v) IFRIC 5: Rights to interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

In December 2004, the IFRIC published interpretation IFRIC 5 “Rights to interests arising from decommissioning, restoration and environmental funds”. The interpretation applies when an entity that has obligations related to the closing or the restoration of a site pays into a management fund created for the purpose of reimbursing in time the

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

decommissioning costs when they are incurred. The interpretation applies to the annual period beginning on or after January 1, 2006. The application of interpretation IFRIC 5 is being studied and is not expected to have a material impact on the Group’s balance sheet, income statement or consolidated shareholders’ equity.

(vi) IFRIC 7: Applying the restatement approach under IAS 29

In November 2005, the IFRIC published interpretation IFRIC 7, which stipulates the practical procedures for restating financial statements under IAS 29 when an entity identifies for an accounting period the existence of hyperinflation in the economy of its operating currency, when this economy was not in hyperinflation the previous year. The interpretation applies to the annual period beginning on or after January 1, 2006. The application of interpretation IFRIC 7 is not expected to have a material impact on the Group’s balance sheet, income statement or consolidated shareholders’ equity.

2.	MAIN INDICATORS OF THE INFORMATION BY BUSINESS SEGMENT

The financial information for each business segment is reported in accordance with the Group internal reporting system used by the management to assess the financial performance and the allocation of resources.

Adjustment items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

Special items, together with the inventory valuation effect (described in Note 1 paragraph M) and the portion of intangible assets amortization related to the Sanofi-Aventis merger, form the adjustment items. The detail of these adjustment items is presented in Note 5.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Operating income (measure used to evaluate operating performance)

Revenue from sales after deducting cost of goods sold and inventory variations, other operating expenses, exploration expenses and depreciation, depletion, and amortization.

Operating income excludes the amortization and depreciation of intangible assets other than leasehold rights, translation adjustments, and gains or losses on the sale of assets.

Net operating income (measure used to evaluate the return on capital employed)

Operating income after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, equity in income of affiliates, capitalized interest expense), and after income taxes applicable to the above.

The income and expenses not included in net operating income which are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests).

Adjusted income

Operating income, net operating income, or net income excluding the effect of adjustment items described above.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Capital employed

Non-current assets and working capital requirements, at replacement cost, net of deferred income taxes and long-term liabilities.

ROACE (Return on Average Capital Employed)

Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

Net debt

Long-term debt, including short-term portion, short-term borrowings, bank overdrafts less cash and cash equivalents and short-term investments.

3. CHANGES IN THE GROUP STRUCTURE, MAIN ACQUISITIONS AND DIVESTITURES

2005

Pursuant to its public offer and takeover bid circular dated August 5, 2005, and extended to September 2, 2005, TOTAL has acquired 78% of Deer Creek Energy Ltd as of September 13, 2005. Its offer has been extended in order to acquire the shares which had not been tendered. The acquisition of all ordinary shares has been completed December 13, 2005.

Deer Creek Energy Ltd has an 84% interest in the Joslyn permit in the Athabasca region of the Canadian Province of Alberta

The acquisition cost, net of cash acquired (0.1 billion euros) for all shares amounts to 1.1 billion euros. This cost primarily represents the value of the company’s leasehold rights that have been recognized as intangible assets on the face of the consolidated balance sheet for 1 billion euros.

Deer Creek Energy Ltd is fully consolidated in TOTAL consolidated financial statements. Its contribution to 2005 consolidated net income is not material.

2004

Following the outcome of a share and cash offer by Sanofi-Synthélabo for Aventis in 2004, the merger via takeover of Aventis, thereby creating the entity Sanofi-Aventis, was approved by the Sanofi-Aventis extraordinary shareholders’ meeting on December 23, 2004 and took effect on December 31, 2004.

The acquisition of Aventis by Sanofi-Synthélabo results in a dilution of the Group’s equity in the company. After deduction of Sanofi-Aventis’ own shares, the Group owns 13.25% of the capital of Sanofi-Aventis as of December 31, 2004 instead of 25.63% of the capital of Sanofi-Synthélabo as of December 31, 2003.

Sanofi-Aventis is consolidated in the Group accounts according to the equity method.

4.	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying consolidated financial statements have been prepared in accordance with IFRS, which differ in certain respects from those applicable in the United States of America (“U.S. GAAP”).

Due to the transition of the Group financial statements to IFRS in 2004, a certain number of adjustments previously recorded between French GAAP and U.S. GAAP are no longer relevant. On the other hand, new adjustments between IFRS standards and U.S. GAAP have been recorded and are described below.

These differences have been reflected in the financial information given in paragraph K below and mainly relate to the following items.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

A. Business combinations

Pursuant to an exemption provided by IFRS1 “First time adoption of International Financial Reporting Standards”, the Group elected not to restate business combinations completed prior to January 1, 2004, in accordance with IFRS 3 “Business Combinations”.

(i) Acquisition of PetroFina and Elf

Under U.S. GAAP, the acquisitions of PetroFina and Elf did not qualify as pooling-of-interests and therefore would have been accounted for as purchases. The cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. Independent valuations were performed for the major subsidiaries of PetroFina and Elf; those valuations were validated by in-house analysis for determining the estimated fair value of oil and gas properties acquired.

The main differences between IFRS and U.S. GAAP resulting from the purchase price allocation of PetroFina and Elf were as follows:

•	Equity investees revaluations: Under IFRS, equity investees held by PetroFina and Elf Aquitaine were maintained at their carrying value in the consolidated financial statements as authorized by the IFRS. Under U.S. GAAP these investees were recorded at fair value as part of the purchase price allocation. This line item primarily includes the difference between the fair market value and the carrying value of Sanofi-Synthelabo and Cepsa at the date of acquisition of Elf. For U.S. GAAP purposes, this difference was amortized on a straight line basis over 30 years until December 31, 2001. U.S. GAAP adjustments to net income also include the impact of the sale of interest in these equity investees.

This caption also includes an additional net change of 1,475 M€ for the year ended December 31, 2004 related to the Sanofi-Aventis gain on dilution as the carrying value of the equity interest under U.S. GAAP was higher than under IFRS.
•	Goodwill on consolidated companies: This line item includes the non-allocated portion of the purchase price of Elf Aquitaine and PetroFina. Under IFRS, no goodwill was recognized as a result of these acquisitions. Under U.S. GAAP, this goodwill was amortized on a straight line basis over 30 years until December 31, 2001. The remaining difference in net income between IFRS and U.S. GAAP corresponds to the subsequent realization of pre-acquisition tax losses carried forward.

This caption also includes impairment charges recorded in the Chemicals segment of 686 M€ and 1,245 M€ for the years ended December 31, 2005 and 2004, respectively (refer to paragraph A(ii)).

•	Property, plant and equipment revaluation: This line item represents the portion of the Elf Aquitaine and PetroFina purchase price that was allocated to fixed assets. It includes primarily Upstream properties, plants and equipment for which fair market value was determined based on future cash flows generated by proved reserves and risk adjusted probable reserves.

(ii) Business Combinations—Goodwill and Other Intangible Assets

Effective July 1, 2001, the Group adopted for U.S. GAAP reporting purposes FASB Statement No. 141, “Business Combinations” (“FAS No. 141”) which requires that all business combinations be accounted for under the purchase method of accounting. FAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separate from goodwill.

Effective January 1, 2002, the Group adopted for U.S. GAAP reporting purposes FASB Statement No. 142 “Goodwill and Other Intangible Assets” (“FAS No. 142”) for all acquired goodwill and intangible assets. Under FAS No. 142, goodwill is no longer amortized but is tested for impairment on at least an annual basis. Intangible assets with indefinite lives are also no longer amortized but instead are tested for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful life. Goodwill acquired after June 30, 2001 has been subject to non-amortization provisions since the acquisition date.

Additionally, goodwill on equity method investments is no longer amortized in U.S. GAAP since January 1, 2002. However it continues to be tested for impairment in accordance with APB No. 18 “The Equity Method of Accounting for Investments in Common Stock”. Under IFRS, goodwill amortization ceased from January 1, 2004.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

In accordance with FAS No. 142, the impairment test for goodwill involves a two-step process. Step one consists of a comparison of a reporting unit’s fair value to its carrying value, the fair value being the sum of discounted future cash flows generated by the reporting unit. If the carrying value is greater than its fair value, then step two must also be completed. Step two requires a computation of the implied fair value of a reporting unit’s goodwill in comparison to the carrying amount of goodwill. Any excess of the carrying amount of goodwill over its implied fair value must be recorded as an impairment charge. The Group completed the annual goodwill impairment tests required by FAS No. 142 in the fourth quarters of 2004 and 2005.

As of December 31, 2004 and December 31, 2005, the fair values calculated exceeded their carrying values for all reporting units except in the Chemicals segment. In the Chemicals segment, impairments were triggered by the deterioration of the economic cycle. As a result of this depressed environment, net impairment charges of 875 M€ and 1,245 M€ were recorded for the years ended December 31, 2005 and December 31, 2004 respectively.

For 2005 this represents an additional impairment charge of 825 M€ when compared to the charge recorded under IAS 36, which is included under the following items:

	For the year ended December 31,
	2005	2004
A(i) Business combinations—Acquisition of PetroFina and Elf Aquitaine	(686)	(1,245)
A(ii) Business combinations—Goodwill and Other Intangible Assets	(139)	—

Total	(825)	(1,245)

There are no indefinite-lived intangible assets and all intangible assets other than goodwill are subject to amortization.

The components of other intangible assets were as follows:

	As of December 31,
	2005	2004
Amortized intangible assets
Gross carrying amount	2,851	2,670
Accumulated amortization	(2,047)	(1,901)

Total other intangible assets, net	804	769

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2005 is as follows (net of accumulated amortization):

	As of January 1, 2005	Acquisitions	Impairment	Other(1)	As of December 31, 2005
Upstream	15,593	—	—	(32)	15,561
Downstream	11,430	—	—	(24)	11,406
Chemicals	3,749	4	(875)	92	2,970

Total	30,772	4	(875)	36	29,937

(1)	The caption “Other” mainly consists of the impact of the foreign currency translation of 97 M€ and the impact of adjustments related to the Elf acquisition of (75) M€.

B. Derivative Instruments and Hedging Activities

The difference between U.S. GAAP and IFRS relates to currency and interest rate swaps that were contracted by the Group as part of the issuance of most debenture loans issued to finance the Upstream activity. A significant

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

portion of long-term debentures are incurred or converted to U.S. dollars as the cash flows of the Upstream activity are mainly denominated in U.S. dollars. Depending on market conditions, debenture loans may be issued in euros or other European currencies at fixed rates which are immediately swapped into U.S. dollar floating rate debt.

Under IFRS, these currency and interest rate swaps qualify as fair value hedges:

•	of the corresponding debt for its interest rate component,
•	and of associated the U.S. dollar intercompany loan for its foreign currency component.

Such hedge accounting based on a split of a derivative into several components, is not allowed under FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. Moreover, these currency and interest rate swaps, which were entered into for hedging purposes cannot be globally classified as hedges under FAS No. 133.

As a consequence, no hedge accounting has been applied to such derivatives in the U.S. GAAP financial statements.

C. Impairment of assets

Under IFRS, the Group follows IAS 36 “Impairment of Assets”, whereas under U.S. GAAP, it follows FAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. IAS 36 provides for assets to be tested for impairment purposes by comparing the assets’ carrying value with the higher of the fair value less costs to sell and its value in use. The value in use is based on the associated discounted future cash flows.

Under U.S. GAAP, an initial step is required whereby the carrying value is compared with the undiscounted future cash flows. An impairment is recognized only if the carrying value is less than the undiscounted cash flows.

The different methods under the two standards result in the impairment of certain fixed assets under IFRS but not under U.S. GAAP. As a result, these assets are impaired under IFRS but are still being amortized under U.S. GAAP.

D. Employee benefit obligations

Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, the Group has elected to record unrecognized actuarial gains and losses as of January 1, 2004 to retained earnings.

Under U.S. GAAP, this exemption is not applicable and generates a difference relating to the amortization of actuarial gains and losses recognized in income.

In addition, U.S. GAAP requires the recognition of a minimum liability adjustment (or MLA), when a pension plan has an unfunded accumulated benefit obligation. MLA is accounted for as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income. It includes the elimination of amounts previously accounted for as prepaid benefit costs.

E. Stock Compensation

For the year ended December 31, 2005

Under IFRS, the Group applies IFRS 2 “Share-based payment” to employee stock option and share purchase plans and to capital increases reserved for employees. The benefits are determined at fair value by reference to the granted instruments. The fair value of the options is calculated using the Black-Scholes method at the grant date. The expense is allocated on a straight-line basis between the grant date and vesting date. The cost of employee-reserved capital increases is immediately expensed.

Under U.S. GAAP, the Group has elected to adopt FAS No. 123(R) “Share-Based Payment” on January 1, 2005, using the “modified prospective” method. This is a change in accounting principles as the Group previously accounted for stock-based compensation based on the provisions of APB No. 25. Compensation cost is recognized beginning with the effective date (January 1, 2005) (i) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

The respective recognition and measurement provisions of IFRS 2 and FAS No. 123(R) do not generate any reconciling item for the year ended December 31, 2005.

For the year ended December 31, 2004

Under IFRS, the Group applied IFRS 2 “Share-based payment” to employee stock option and share purchase plans and to capital increases reserved for employees.

Under U.S. GAAP, the Company elected to continue to account for stock-based compensation based on the provisions of APB No. 25. Compensation cost for share subscription plans, share purchase plans and capital increases reserved to employees, if any, was measured as the excess of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

F. Trading Inventories

Under IFRS, inventories held by the Group for its energy trading activities are measured at fair value less costs to sell, based on the scope exception provided by paragraph 3 b) of IAS 2 “Inventories” for commodity broker-traders.

Under U.S. GAAP, EITF n°02-3 Issues involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities prohibits measurement at fair value of physical inventories included in energy trading activities.

G. Change in accounting policies

Under IFRS, the Group has applied the component-based approach of IAS 16 “Property, Plant and Equipment” for tangible assets since January 1, 2004, which resulted in a change in accounting for major turnarounds at refineries and large petrochemical units as compared to the accounting previously applied under French GAAP. Previously, the Group had accrued these costs in advance but under IAS 16 these costs are capitalized at the time of expenditure and amortized over the period between major turnarounds. This change also leads to the reclassification of the related cash flows from operating to investing activities in the consolidated statement of cash flows. These changes were effective January 1, 2005; thus the 2005 income statement is prepared under the new method. In addition, the 2004 comparatives (previously reported under French GAAP with turnarounds accrued in advance) are also restated to reflect the new accounting method.

Under U.S. GAAP, the Group changed its accounting policy from the accrual method to the built-in overhaul method as of January 1, 2005. The change in accounting represents a change in accounting policy as defined by APB No. 20 “Accounting Changes”, and a cumulative catch-up entry is recorded in the 2005 income statement.

This change primarily concerns the major refineries within the Downstream segment and, to a lesser extent, the petrochemical units within the Chemicals segment.

For the year ended December 31, 2005, the cumulative effect of this change had a positive impact under U.S. GAAP of 333 M€ on income before taxes and 238 M€ on net income.

H. Acquisition of Deer Creek

In 2005, TOTAL acquired 100% of Deer Creek Energy Ltd, a company whose sole asset is a 84% interest in the Joslyn permit in the Athabasca region of the Canadian Province of Alberta. The acquisition cost, net of cash acquired for all shares amounts to 1,104 M€. This cost primarily represents the fair value of the company’s leasehold rights that have been recognized under IFRS as intangible assets for 1,015 M€.

No deferred income tax liability has been recognized for the difference between the fair value of the leasehold rights acquired and their tax value in accordance with paragraph 15 of IAS 12 “Income taxes”.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

However, as FAS 109 — “Accounting for Income taxes” includes no initial recognition exception, a deferred income tax liability has been recognized in accordance with EITF 98-11 “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted For As Business Combinations”.

Under U.S. GAAP, the amounts assigned to the leasehold rights and the related deferred income tax liability are 1,562 M€ and (547) M€, respectively. This difference in accounting treatment has no impact on net equity.

I. Cumulative translation adjustment

Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, the Group has elected to offset the cumulative translation adjustment (CTA) against retained earnings, as of January 1, 2004. That reclassification has no impact on shareholders’ equity, net income and their reconciliation to U.S. GAAP as of December 31, 2005.

J. Leasehold rights

Under IAS 16, the Group has reclassified leasehold rights from “Property, plant and equipment” to “Intangible assets” as of January 1, 2004. Under U.S. GAAP, leasehold rights are accounted for as “Property, plant and equipment”, thus generating a classification difference between the IFRS and the U.S. GAAP balance sheet. This classification difference has no impact on the reconciliation of shareholders’ equity between IFRS and U.S. GAAP.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

K. Conversion to U.S. GAAP

(i) Net Income and Shareholders’ equity

The following is a summary of the adjustments to net income for the years ended December 31, 2005, and December 31, 2004, as well as the shareholders’ equity for the periods ended December 31, 2005, and December 31, 2004, which would be required if U.S. GAAP had been applied instead of IFRS.

These U.S. GAAP adjustments are presented net of the portion applicable to minority interests.

	Shareholders’ equity
	As of December 31,
	2005	2004
Amounts per accompanying consolidated financial statements	40,645	31,608
U.S. GAAP adjustments
Increase (decrease) due to:
Equity investees revaluations, net	1,506	1,256
Goodwill on consolidated companies	28,517	29,278
Property, plant and equipment revaluation	3,302	3,643

Total Acquisition of Petrofina and Elf (A)(i)	33,325	34,177
Business combinations—Goodwill and Other Intangible Assets (A)(ii)	407	537
Derivative instruments and hedging activities (B)	200	296
Impairment of assets (C)	158	345
Employee benefit obligations (D)	240	676
Trading inventories (F)	(28)	—
Effect of change in accounting policies (G)	—	(333)
Other	(24)	63
Tax effect of U.S. GAAP adjustments	(1,887)	(2,238)
Cumulative translation adjustment of U.S. GAAP adjustments	19	(23)

Amounts under U.S. GAAP	73,055	65,108

	Net income
	For the year ended December 31,
	2005	2004
Amounts per accompanying consolidated financial statements	12,273	10,868
U.S. GAAP adjustments
Increase (decrease) due to:
Equity investees revaluations, net	255	(2,130)
Goodwill on consolidated companies (1)	(761)	(1,362)
Property, plant and equipment revaluation	(341)	(374)
Other purchase accounting adjustments	—	(23)

Total Acquisition of Petrofina and Elf (A)(i)	(847)	(3,889)
Business combinations—Goodwill and Other Intangible Assets (A)(ii)	(139)	—
Derivative instruments and hedging activities (B)	(96)	(32)
Impairment of assets (C)	(189)	70
Employee benefit obligations (D)	(182)	(68)
Stock compensation (E)	—	62
Trading inventories (F)	(27)	—
Effect of change in accounting policies (G)	333	—
Other	11	(77)
Tax effect of U.S. GAAP adjustments	460	287

Amounts under U.S. GAAP	11,597	7,221

(1)	This caption includes impairment charges recorded in the Chemicals segment of 686 M€ and 1,245 M€ for the years ended December 31, 2005 and 2004, respectively.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

(ii) U.S. GAAP Consolidated Statements of Income

The U.S. GAAP summarized condensed consolidated statements of income for the years ended December 31, 2005, and 2004 presented below reflect the differences between U.S. GAAP and IFRS discussed above.

	For the year ended December 31,
	2005	2004
Sales and other income	122,618	100,481

Total revenues	122,618	100,481

Crude oil and product purchases	72,592	58,555
Production, selling, general and administrative expenses	20,132	19,285
Depreciation, depletion and amortization	7,021	7,707
Unsuccessful exploration costs	431	414
Interest expense (income), net	388	179
Other financial expense (income), net	(158)	12
Taxes	854	683

Total expenses	101,260	86,835
Earnings from equity interests and affiliates	1,850	621
Gains (losses) on sales of assets	87	1,584

Income before taxes and minority interests	23,295	15,851
Income taxes	11,572	8,357

Income before minority interests	11,723	7,494
Minority interests	(364)	(273)

Income before cumulative effect of accounting change	11,359	7,221
Cumulative effect of accounting change, net of tax	238

Net income	11,597	7,221

Basic earnings per share
Net earnings per share before cumulative effect of accounting change	19.36	11.95
Cumulative effect of accounting change, net of tax	0.40	—

Net earnings per share—basic	19.76	11.95

Diluted earnings per share
Net earnings per share before cumulative effect of accounting change	19.24	11.90
Cumulative effect of accounting change, net of tax	0.40	—

Net earnings per share—diluted	19.64	11.90

(iii) Additional information: income taxes

Breakdown between current and deferred income taxes is as follows:

	For the year ended December 31,
	2005	2004
Current income taxes	(11,434)	(7,666)
Deferred income taxes	(138)	(691)

Total	(11,572)	(8,357)

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

The components of deferred income tax balances under U.S. GAAP as of December 31, 2005, and 2004 are as follows:

	For the year ended December 31,
	2005	2004
Net operating losses and tax credit carryforwards	484	933
Employee benefits	845	841
Other temporarily non-deductible provisions	2,652	2,279

Gross deferred income tax assets	3,981	4,053
Valuation allowance	(536)	(342)

Net deferred income tax assets	3,445	3,711
Property, plant and equipment	(10,012)	(8,667)
Other temporary tax deductions	(1,514)	(2,007)

Gross deferred income tax liability	(11,526)	(10,674)

Net deferred income tax liabilities	(8,081)	(6,963)

Analysis of tax items in the U.S. GAAP balance sheet is as follows:

	For the year ended December 31,
	2005	2004
Non-current deferred income tax assets	1,303	1,534
Current deferred income tax assets	126	232
Non-current deferred income tax liabilities	(9,298)	(8,621)
Current deferred income tax liabilities	(212)	(108)

Total	(8,081)	(6,963)

(iv) Additional information: earnings per share

Shares used in computing earnings per share (number) are as follows:

	For the year ended December 31,
	2005	2004
Shares outstanding, January 1	635,015,108	649,118,236
Issuance of common shares
Capital increases		2,289,887
Stock option conversions	1,063,107	475
Acquisition of Petrofina and Elf and subsequent related issuances (Note 18)	819,511	1,167,512
Treasury shares	(50,092,028)	(48,470,881)

Weighted-average number of shares—basic	586,805,698	604,105,229
Dilutive effect of stock plans	3,701,517	2,600,714

Weighted-average number of shares—fully-diluted	590,507,215	606,705,943

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

(v) U.S. GAAP Summarized Consolidated Balance Sheets

The U.S. GAAP summarized condensed consolidated balance sheets as of December 31, 2005, and 2004 presented below reflect the differences between U.S. GAAP and IFRS discussed above:

	As of December 31,
	2005	2004
Assets
Currents assets
Cash and cash equivalents	4,321	3,858
Accounts receivable	19,603	13,987
Inventories	12,662	9,310
Other current assets	7,145	5,335

Total current assets	43,731	32,490
Property, plant and equipment, net	47,131	40,065
Intangibles, net	30,741	31,541

Other non-current assets	19,369	18,141

Total assets	140,972	122,237

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	16,409	11,672
Other liabilities	17,030	14,919

Total current liabilities	33,439	26,591
Non-current liabilities
Non-current debt, net of current portion	13,573	11,140
Other non-current liabilities	20,070	18,753

Total non-current liabilities	33,643	29,893
Minority interests	835	645
Shareholders’ equity:
Common shares	6,151	6,350
Paid-in surplus	37,072	40,524
Retained earnings	36,884	28,756
Accumulated other comprehensive income	(2,621)	(5,492)
Treasury shares	(4,431)	(5,030)

Total shareholders’ equity	73,055	65,108

Total liabilities and shareholders’ equity	140,972	122,237

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

(vi) Comprehensive income

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

	Comprehensive income	Common shares	Paid-in surplus	Retained earnings	Accumulated other comprehensive income	Treasury shares	Total shareholders’ equity
As of January 1, 2004		6,491	42,721	26,047	(4,119)	(4,613)	66,527
Net income(1)	7,221			7,221			7,221
Other comprehensive income, net of tax
Unrealized foreign currency translation adjustments	(1,406)
Realized foreign currency translation adjustments	—
Unrealized gains on equity securities	48
Gains on equity securities included in net income	(41)
Minimum pension liability adjustment	26

Other comprehensive income	(1,373)				(1,373)		(1,373)

Comprehensive income	5,848

Cash dividend				(4,293)			(4,293)
Issuances of common shares		58	680	(202)			536
Stock compensation(1)				76			76
Treasury shares(1)		(199)	(2,877)	14		(417)	(3,479)
Other				(107)			(107)

As of December 31, 2004		6,350	40,524	28,756	(5,492)	(5,030)	65,108

(1)	Stock compensation cost and elimination of gains on treasury shares are reflected in net income above.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

	Comprehensive income	Common shares	Paid-in surplus	Retained earnings	Accumulated other comprehensive income	Treasury shares	Total shareholders’ equity
As of January 1, 2005		6,350	40,524	28,756	(5,492)	(5,030)	65,108
Net income(1)	11,597			11,597			11,597
Other comprehensive income, net of tax
Unrealized foreign currency translation adjustments	2,892
Realized foreign currency translation adjustments	—
Unrealized gains on equity securities	140
Gains on equity securities included in net income	—
Minimum pension liability adjustment	(161)

Other comprehensive income	2,871				2,871		2,871

Comprehensive income	14,468

Cash dividend				(3,510)			(3,510)
Issuances of common shares		12	195	(107)			100
Stock compensation(1)				131			131
Treasury shares(1)		(211)	(3,647)	34		599	(3,225)
Other				(17)			(17)

As of December 31, 2005		6,151	37,072	36,884	(2,621)	(4,431)	73,055

(1)	Stock compensation cost and elimination of gains on treasury shares are reflected in net income above.

Disclosure of Accumulated Other Comprehensive Income Balances

The components of accumulated other comprehensive income (loss) balances are as follows:

	As of December 31,
	2005			2004
	Pre-tax Amount	Tax Exp. (Credit)	Net Amount	Pre-tax Amount	Tax Exp. (Credit)	Net Amount
Net foreign currency translation adjustments	(1,828)	—	(1,828)	(4,720)	—	(4,720)
Net unrealized gain (loss)	360	(80)	280	163	(23)	140
Minimum pension liability adjustment	(1,624)	551	(1,073)	(1,353)	441	(912)

Accumulated other comprehensive (loss) income	(3,092)	471	(2,621)	(5,910)	418	(5,492)

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

(vii) Gains on equity securities

Gross realized gains and gross realized losses on sales of available-for-sale securities were:

	As of December 31,
	2005	2004
Gross realized gains	46	105
Gross realized losses	—	(19)

The carrying amount of available-for-sale securities and their approximate fair value were as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2004	126	151	—	277
As of December 31, 2005	121	348	—	469

(viii) Consolidated Statement of Cash Flows

Under U.S. GAAP, unsuccessful exploration costs incurred during a period (i.e., directly charged to expense) would be presented within the operating section of the Statement of Cash Flows.

Following this classification, cash flow from operating activities and cash flow used in investing activities would be as follows:

	For the year ended December 31,
	2005	2004
Cash flow from operating activities
Under IFRS	14,669	14,662
Exploration costs directly charged to expense	(366)	(374)
Reclassifications (1)	—	(233)

Under U.S. GAAP	14,303	14,055

Cash flow used in investing activities
Under IFRS	(10,107)	(7,712)
Exploration costs directly charged to expense	366	374
Reclassifications (1)	—	291

Under U.S. GAAP	(9,741)	(7,047)

(1)	Primarily including the effect of a change in accounting for major turnarounds as described in paragraph G above.

L. Accounting for exploratory drilling costs

In April 2005, the FASB issued a FASB Staff Position FSP FAS 19-1, “Accounting for suspended well costs” to amend FAS No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies”. The FSP is compatible with the IFRS accounting principles applied by TOTAL.

The FSP provides for continued capitalization of exploratory drilling costs past one year if a company is making sufficient progress on assessing the reserves and the economic and operating viability of the project. The FSP also provides certain disclosure requirements with respect to capitalized exploratory drilling costs.

As of January 1, 2005, TOTAL adopted FASB Staff Position FAS 19-1, “Accounting for Suspended Well Costs”. There were no capitalized exploratory well costs charged to expense upon the adoption of FSP 19-1.

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

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Exploratory drilling costs are temporarily capitalized pending determination of whether the well has found proved reserves if both of the following conditions are met:

•	The well has found a sufficient quantity of reserves to justify, if appropriate, its completion as a producing well, assuming that the required capital expenditure is made; and
•	Satisfactory progress toward ultimate development of the reserves is being achieved, with the Company making sufficient progress assessing the reserves and the economic and operating viability of the project.

The Company evaluates the progress made on the basis of regular project reviews which take into account the following factors:

•	First, if additional exploratory drilling or other exploratory activities (such as seismic work or other significant studies) are either underway or firmly planned, the Company deems there to be satisfactory progress. For these purposes, exploratory activities are considered firmly planned only if they are included in the Company’s three-year exploration plan/budget. At December 31, 2005, the Company had capitalized 219 M€ of exploratory drilling costs on this basis, as further set forth below.
•	In cases where exploratory activity has been completed, the evaluation of satisfactory progress takes into account indicators such as the fact that costs for development studies are incurred in the current period, or that governmental or other third-party authorizations are pending or that the availability of capacity on an existing transport or processing facility awaits confirmation. At December 31, 2005, exploratory drilling costs capitalized on this basis amounted to 108 M€ and mainly related to four projects, as further described below.

Capitalized exploratory costs

The following table sets forth the net changes in capitalized exploratory costs for 2005 and 2004:

Amounts (in millions of euros)	2005	2004
Beginning Balance	430	422

Additions pending determination of proved reserves	192	269
Amounts previously capitalized and expensed during the year	(65)	(40)
Amounts transferred to development	(22)	(196)
Foreign exchange changes	55	(25)

Ending balance	590	430

The following table sets forth a breakdown of capitalized exploratory costs at year end 2005 and 2004 by category of exploratory activity:

Amount as of December 31 (in millions of euros)	2005	2004
Projects with recent or planned exploratory activity	482	389
Wells for which drilling is not completed	63	91
Wells with drilling in past 12 months	200	126
Wells with future exploratory activity firmly planned (1)	219	172
future exploratory drilling planned	156	148
other exploratory activity planned (2)	63	24

Projects with completed exploratory activity	108	41
Projects not requiring major capital expenditures	—	—
Projects requiring major capital expenditures	108	41

Total	590	430

Number of wells at end of year	85	56

(1)	All projects included in this line require major capital expenditures.
(2)	At the end of 2005, this relates to five wells whose continuing capitalization is justified by firmly planned seismic activity for two wells and significant studies for the remaining three wells.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

At the end of 2005, there was no amount of capitalized exploratory drilling costs that was associated with areas not requiring major capital expenditures before production could begin, where more than one year had elapsed since the completion of drilling.

At the end of 2005, an amount of 108 M€ was associated with suspended wells in areas where major capital expenditures will be required and no future exploratory activity is firmly planned. This amount corresponds to six projects (19 wells) and is mainly associated to the four projects further described below:

The first project (PazFlor — 3rd Pole of Block 17) relates to a group of four deepwater oil discoveries in Angola on which five wells were drilled between 2000 and 2004 for a capitalized amount of 39 M€ as at December 31, 2005 and one well was drilled in 2005 for a capitalized amount of 10 M€ as at December 31, 2005. Studies carried out in 2005 for the development of this group of discoveries have led to the selection of the development concept (Floating Production, Storage and Offloading unit or FPSO, with a capacity of 200 kb/d) on the basis of which engineering studies have now been launched. Booking of proved reserves is currently anticipated in 2006-2008.

The second project (Usan) relates to a deepwater oil discovery in Nigeria for which six wells were drilled between 2001 and 2004 for a capitalized amount of 28 M€ as at December 31, 2005 and two wells were drilled in 2005 for a capitalized amount of 7 M€ as at December 31, 2005. Following these exploration works, engineering and development studies have been performed in 2005 leading to the submission to the national oil company NNPC of a Field Development Plan which envisages the construction of a FPSO. Booking of proved reserves is currently anticipated in 2006-2008.

The third project (Laggan) relates to a deepwater gas discovery in the UK (west of the Shetland Islands), for which one well was drilled in 2004 for a capitalized amount of 16 M€ as at December 31, 2005. TOTAL and its partners have launched studies to define the development concept. Booking of proved reserves is currently anticipated in 2007-2009.

The fourth project (Bonga SW) relates to a deepwater oil discovery in Nigeria for which three wells have been drilled between 2001 and 2003 and for which 8 M€ were capitalized as at December 31, 2005. Together with operator and co-venturers, the Company is working on the elaboration of a Field Development Plan and pursuing negotiations aiming for a possible unitization of the field with adjacent licenses. The project team set up in 2005 by the operator has launched the selection of potential contractors for the development. Booking of proved reserves is currently anticipated in 2006-2008.

Amount and number of wells as of December 31 (in million of euros)	2005		2004
	amount	number	amount	number
Wells for which drilling is not completed	63	12	91	13
Wells with completed drilling
—Less than 1 year	200	29	126	12
—Between 1 and 4 years	304	40	198	29
—Between 4 years and 8 years	23	4	15	2
—More than 8 years	—	—	—	—

Total	590	85	430	56

M. Impact of New U.S. GAAP Accounting Standards

(i) Inventory costs

FAS No. 151 “Inventory Costs—an Amendment of ARB No. 43, Chapter 4” was issued by the FASB in November 2004 and is effective for fiscal years beginning after June 15, 2005. FAS No. 151 requires that items, such as abnormal amounts of idle facility expense, freight, handling costs and spoilage, be recognized as expenses of the period in which they occur. FAS No. 151 also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The application of FAS No. 151 will have no material effect on the Group’s earnings and shareholders’ equity, as adjusted to accord with U.S. GAAP.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

(ii)	Accounting changes and error corrections

FAS No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3” was issued in May 2005 and is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. FAS No. 154 applies to all voluntary changes in accounting principle and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS No. 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless this restatement is impracticable. Previously, most voluntary changes in accounting principle were accounted for by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS No. 154 also requires that a change in the method of depreciation, amortization or depletion for non current non financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. Previously, such changes were reported as a change in accounting principle. The adoption of FAS No. 154 is not expected to have a significant effect on the Group’s earnings and shareholders’ equity, as adjusted to accord with U.S. GAAP.

(iii) Accounting for Purchases and Sales of Inventory with the same Counterparty

On September 15, 2005, the Financial Accounting Standards Board (FASB) issued EITF Issue No. 04-13 relating to accounting for purchases and sales of inventory with the same counterparty. This EITF addresses the following issues:

–	Determining whether two or more exchange transactions involving inventory with the same counterparty are entered into in contemplation of one another and should be viewed as a single exchange transaction for purposes of evaluating the effect of Opinion 29.

–	Determining whether nonmonetary exchanges of inventory in the same line of business should be recognized at fair value.

This EITF should be applied to new arrangements entered into in reporting periods beginning after March 15, 2006 and to modifications or renewals of existing arrangements after that date.

1.	The Group routinely enters into buy/sell contractual arrangements that are mostly physical exchange transactions of similar oil products for logistical optimization. These transactions are in the scope of EITF 04-13 and are generally already accounted for on a net basis. The Group does not expect that the application of EITF 04-13 will have a material impact on its “Sales” and “Operating expenses” accounts in 2006.

2.	The Group has identified no material exchanges of inventory that should be recognized at fair value according to EITF 04-13.

5. BUSINESS SEGMENT INFORMATION

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of the Company. The Company’s activities are conducted through three business segments : Upstream, Downstream and Chemicals.

•	The Upstream segment includes the exploration and production of hydrocarbons, gas, power and other energies activities.
•	The Downstream segment includes trading and shipping activities along with refining and marketing activities.
•	The Chemical segment includes Base Chemicals, Specialties and Arkema.

The Corporate segment includes the operating and financial activities of the holding companies as well as healthcare activities (Sanofi-Aventis).

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Sales prices between business segments approximate market prices.

A. INFORMATION BY BUSINESS SEGMENT

2005	Upstream	Downstream	Chemicals	Corporate	Inter-company	Total
Non-Group sales	20,888	99,934	22,326	20	—	143,168
Intersegment sales	19,139	4,293	1,153	170	(24,755)	—
Excise taxes	—	(20,550)	—	—	—	(20,550)

Revenues from sales	40,027	83,677	23,479	190	(24,755)	122,618

Operating expenses	(18,275)	(77,517)	(21,499)	(624)	24,755	(93,160)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(3,331)	(1,064)	(983)	(33)	—	(5,411)

Operating income	18,421	5,096	997	(467)	—	24,047

Equity in income (loss) of affiliates and other items	587	422	(641)	367	—	735
Tax on net operating income	(10,979)	(1,570)	(198)	819	—	(11,928)

Net operating income	8,029	3,948	158	719	—	12,854

Net cost of net debt						(211)
Minorty interests and dividends on subsidiaries’ redeemable preferred shares						(370)

Net income						12,273

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

2005 (adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Inter-company	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses (1)	—	1,197	(91)	—	—	1,106
Depreciation, depletion and amortization of tangible assets and leasehold rights	—	—	(261)	—	—	(261)

Operating income	—	1,197	(352)	—	—	845

Equity in income (loss) of affiliates and other items (1)(2)	—	76	(674)	(545)	—	(1,143)
Tax on net operating income	—	(241)	227	590	—	576

Net operating income	—	1,032	(799)	45	—	278

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(8)

Net income						270

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.
(1)	Of which inventory valuation effect

On operating income	—	1,197	68	—
On net operating income	—	1,032	50	—
(2) Of which equity share of amortization of intangible assets related to Sanofi-Aventis	—	—	—	(337)

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

2005 (adjusted)	Upstream	Downstream	Chemicals	Corporate	Inter-company	Total
Non-Group sales	20,888	99,934	22,326	20	—	143,168
Intersegment sales	19,139	4,293	1,153	170	(24,755)	—
Excise taxes	—	(20,550)	—	—	—	(20,550)

Revenues from sales	40,027	83,677	23,479	190	(24,755)	122,618

Operating expenses	(18,275)	(78,714)	(21,408)	(624)	24,755	(94,266)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(3,331)	(1,064)	(722)	(33)	—	(5,150)

Adjusted operating income	18,421	3,899	1,349	(467)	—	23,202

Equity in income (loss) of affiliates and other items	587	346	33	912	—	1,878
Tax on net operating income	(10,979)	(1,329)	(425)	229	—	(12,504)

Adjusted net operating income	8,029	2,916	957	674		12,576

Net cost of net debt						(211)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(362)

Adjusted net income						12,003

2005	Upstream	Downstream	Chemicals	Corporate	Inter-company	Total
Total expenditures	8,111	1,779	1,115	190	—	11,195
Divestitures at sale price	692	204	59	133	—	1,088
Cash flow from operating activities	10,111	2,723	946	889	—	14,669
Balance Sheet as of December 31, 2005
Property, plant and equipment and intangible assets, net	30,140	8,016	6,567	229	—	44,952
Investments in equity affiliates	1,958	1,575	733	7,087	—	11,353
Loans to equity affiliates and other non-current assets	2,673	1,386	848	702	—	5,609
Working capital	(432)	6,035	3,927	96	—	9,626
Provisions and other long term liabilities	(10,817)	(2,409)	(2,827)	(1,387)	—	(17,440)

Capital Employed (Balance Sheet)	23,522	14,603	9,248	6,727	—	54,100
Less inventory valuation effect	—	(3,182)	(261)	786	—	(2,657)

Capital Employed (Business segment information)	23,522	11,421	8,987	7,513	—	51,443

ROACE as a percentage	40%	28%	11%			27%

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

2004	Upstream	Downstream	Chemicals	Corporate	Inter-company	Total
Non-Group sales	15,037	86,896	20,042	23		121,998
Intersegment sales	14,208	2,836	699	183	(17,926)	—
Excise taxes		(21,517)				(21,517)

Revenues from sales	29,245	68,215	20,741	206	(17,926)	100,481

Operating expenses	(13,213)	(63,524)	(18,738)	(524)	17,926	(78,073)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(3,188)	(1,053)	(1,450)	(31)		(5,722)

Operating income	12,844	3,638	553	(349)		16,686

Equity in income (loss) of affiliates and other items	148	95	(522)	3,477		3,198
Tax on net operating income	(7,281)	(1,131)	(53)	(152)		(8,617)

Net operating income	5,711	2,602	(22)	2,976		11,267

Net cost of net debt						(118)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(281)

Net income						10,868

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

2004 (adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Inter-company	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses (1)	—	437	62	—		499
Depreciation, depletion and amortization of tangible assets and leasehold rights	—	(34)	(647)	—		(681)

Operating income	—	403	(585)	—		(182)

Equity in income (loss) of affiliates and other items (1)(2)	(172)	(3)	(499)	2,805		2,131
Tax on net operating income	24	(129)	295	(392)		(202)

Net operating income	(148)	271	(789)	2,413		1,747

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(10)

Net income						1,737

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

(1) Of which inventory valuation effect
On operating income	—	487	232	—
On net operating income	—	349	157	—
(2) Of which equity share of amortization of intangible assets related to Sanofi-Aventis	—	—	—	(114)

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

2004 (adjusted)	Upstream	Downstream	Chemicals	Corporate	Inter-company	Total
Non-Group sales	15,037	86,896	20,042	23		121,998
Intersegment sales	14,208	2,836	699	183	(17,926)	—
Excise taxes	—	(21,517)	—	—		(21,517)

Revenues from sales	29,245	68,215	20,741	206	(17,926)	100,481

Operating expenses	(13,213)	(63,961)	(18,800)	(524)	17,926	(78,572)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(3,188)	(1,019)	(803)	(31)		(5,041)

Adjusted operating income	12,844	3,235	1,138	(349)		16,868

Equity in income (loss) of affiliates and other items	320	98	(23)	672		1,067
Tax on net operating income	(7,305)	(1,002)	(348)	240		(8,415)

Adjusted net operating income	5,859	2,331	767	563		9,520

Net cost of net debt						(118)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(271)

Adjusted net income						9,131

2004	Upstream	Downstream	Chemicals	Corporate	Inter-company	Total
Total expenditures	6,202	1,675	949	78		8,904
Divestitures at sale price	637	200	122	233		1,192
Cash flow from operating activities	10,347	3,269	600	446		14,662

Balance Sheet as of December 31, 2004
Property, plant and equipment and intangible assets, net	24,249	7,466	6,146	221		38,082
Investments in equity affiliates	1,455	1,347	589	6,412		9,803
Loans to equity affiliates and other non-current assets	1,865	1,064	791	706		4,426
Working capital	(1,665)	3,870	3,436	142		5,783
Provisions and other long term liabilities	(9,624)	(2,347)	(2,610)	(1,702)		(16,283)

Capital Employed (Balance Sheet)	16,280	11,400	8,352	5,779		41,811
Less inventory valuation effect	—	(1,746)	(199)	404		(1,541)

Capital Employed (Business segment information)	16,280	9,654	8,153	6,183		40,270

ROACE as a percentage	36%	25%	9%			24%

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

B.	RECONCILATION BETWEEN BUSINESS SEGMENT INFORMATION AND THE CONSOLIDATED INCOME STATEMENT

The table below reconciles the information presented above with the consolidated income statement:

	2005
	Adjusted	Adjustment items	Consolidated income statement
Sales	143,168	—	143,168
Excise Tax	(20,550)	—	(20,550)
Revenues from sales	122,618	—	122,618
Purchases, net of inventory variation	(73,830)	1,265	(72,565)
Other operating expenses	(20,005)	(159)	(20,164)
Unsuccessful exploration costs	(431)	—	(431)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(5,150)	(261)	(5,411)

Operating income
Corporate	(467)	—	(467)
Business segments	23,669	845	24,514

Total operating income	23,202	845	24,047

Other income	177	—	177
Other expense	(83)	(679)	(762)
Financial interest on debt	(1,257)	—	(1,257)
Financial income from marketable securities & cash equivalents	943	—	943
Cost of net debt	(314)	—	(314)
Other financial income	405	—	405
Other financial expense	(269)	—	(269)
Income taxes	(12,401)	576	(11,825)
Equity in income (loss) of affiliates	1,648	(464)	1,184

Consolidated net income	12,365	278	12,643

Group share	12,003	270	12,273
Minority interests	362	8	370

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

	Adjusted	Adjustment items	Consolidated income statement
2004
Sales	121,998	—	121,998
Excise taxes	(21,517)	—	(21,517)
Revenues from sales	100,481	—	100,481
Purchases, net of inventory variation	(59,274)	718	(58,556)
Other operating expenses	(18,884)	(219)	(19,103)
Unsuccessful exploration costs	(414)	—	(414)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(5,041)	(681)	(5,722)

Operating income
Corporate	(349)	—	(349)
Business segments	17,217	(182)	17,035

Total operating income	16,868	(182)	16,686

Other income	105	3,034	3,139
Other expense	(557)	(640)	(1,197)
Financial interest on debt	(737)	—	(737)
Financial income from marketable securities & cash equivalents	572	—	572
Cost of net debt	(165)	—	(165)
Other financial income	333	—	333
Other financial expense	(235)	—	(235)
Income taxes	(8,368)	(202)	(8,570)
Equity in income (loss) of affiliates	1,421	(263)	1,158

Consolidated net income	9,402	1,747	11,149

Group share	9,131	1,737	10,868
Minority interests	271	10	281

C. ADJUSTMENT ITEMS BY BUSINESS SEGMENT

The adjustment items for operating income as per Note 2 are detailed as follows:

Adjustments to operating income
	Upstream	Downstream	Chemicals	Corporate	Total
2005
Inventory valuation effect	—	1,197	68	—	1,265
Restructuring charges	—	—	(26)	—	(26)
Asset impairment charges	—	—	(249)	—	(249)
Others	—	—	(145)	—	(145)

TOTAL	—	1,197	(352)	—	845

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Adjustments to net income
	Upstream	Downstream	Chemicals	Corporate	Total
2005
Inventory valuation effect	—	1,022	50	—	1,072
TOTAL’s equity share of special items recorded by Sanofi-Aventis	—	—	—	(207)	(207)
Adjustment related to Sanofi-Aventis merger	—	—	—	(335)	(335)
Restructuring charges	—	—	(130)	—	(130)
Asset impairment changes	—	—	(215)	—	(215)
Gains/(Losses) on sales of assets	—	—	—	—	—
Other items	—	—	(501)	586	85

Total	—	1,022	(796)	44	270

Adjustments to operating income
	Upstream	Downstream	Chemicals	Corporate	Total
2004
Inventory valuation effect	—	487	232	—	719
Restructuring charges	—	(50)	(69)	—	(119)
Asset impairment charges	—	(34)	(647)	—	(681)
Others	—	—	(101)	—	(101)

Total	—	403	(585)	—	(182)

Adjustments to net income
	Upstream	Downstream	Chemicals	Corporate	Total
2004
Inventory valuation effect	—	349	157	—	506
TOTAL’s equity share of special items recorded by Sanofi-Aventis (including dilution income)	—	—	—	2,399	2,399
Adjustment related to Sanofi-Aventis merger	—	—	—	(113)	(113)
Restructuring charges	—	(31)	(112)	—	(143)
Asset impairment changes	(114)	(21)	(637)	—	(772)
Gains/(Losses) on sales of assets	—	—	—	53	53
Other items	(34)	(26)	(197)	64	(193)

Total	(148)	271	(789)	2,403	1,737

D. ADDITIONAL INFORMATION ON IMPAIRMENTS

In the Chemicals segment, impairments of assets (Property, plant and equipment and Intangible assets) have been recognized for the year ended December 31, 2005, with an impact of 249 M€ in operating income and 215 M€ in net income, Group share. These items are identified in paragraph C above) as adjustment items in heading “Asset impairment charges”.

These impairment losses impact certain Cash Generating Units (CGU) of the Chemicals segment, for which there were indications that assets may be impaired, due mainly to changes in the economic environment of their specific businesses. CGUs of the Chemicals segment are world-wide business units, including activities or products with common strategic, commercial and industrial characteristics.

In addition:

•	the recoverable amount of CGUs has been based on their value in use, as defined in Note 1 paragraph K “Impairment of long-lived assets”; and

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

•	future cash flows including specific risks attached to CGU assets have been discounted using a 8% after tax discount rate.

For the year ended December 31, 2004, changes in the economic environment of certain business units of the Chemicals segment had triggered the recognition of impairments of assets for 647 M€ in operating income and 637 M€ in net income, Group share.

No reversal of impairment losses has been recognized in 2004 and 2005.

6. INFORMATION BY GEOGRAPHICAL AREA

	France	Rest of Europe	North America	Africa	Far East and rest of the world	Total
2005
Non-Group sales	36,406	55,419	19,093	8,304	23,946	143,168
Property, plant and equipment and intangible assets, net	6,300	14,148	4,748	9,546	10,210	44,952
Total expenditures	1,967	2,178	1,691	2,858	2,501	11,195

2004
Non-Group sales	32,400	46,616	17,986	6,114	18,882	121,998
Property, plant and equipment and intangible assets, net	5,724	13,859	3,096	7,322	8,081	38,082
Total expenditures	2,125	2,060	762	2,004	1,953	8,904

7. OPERATING EXPENSES

Year ended December 31,	2005	2004
Purchases, net of inventory variation (1)	(72,565)	(58,556)
Unsuccessful exploration costs	(431)	(414)
Other (2)	(20,647)	(19,789)
Non-current operating liabilities (allowances) reversals	529	711
Current operating liabilities (allowances) reversals	(46)	(25)

Operating expenses	(93,160)	(78,073)

(1)	Includes royalties paid on oil and gas production in the Upstream segment (see in particular the taxes paid to Middle East oil producing countries for the Group’ concessions as detailed in Note 32 “Other information”).
(2)	Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 26 “Payroll and staff”).

8. OTHER INCOME AND EXPENSES

As of December 31,	2005	2004
Gain (loss) on sales of assets	99	3,139
Foreign exchange gains	78	—

Total	177	3,139

Foreign exchange losses	—	(75)
Amortization of other intangible assets	(241)	(473)
Toulouse-AZF plant explosion	(100)	(150)
Other	(421)	(499)

Total	(762)	(1,197)

Amortization of other intangible assets includes 54 M€ of goodwill impairment losses for 2005.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

In 2005, the “Other expenses” heading mainly includes an allowance of 292 M€ for litigation reserves in connection with antitrust investigations, as described in Note 31 “Other risks and contigent liabilities”.

In 2004, the deterioration of the economic cycle generated impairment losses on intangible assets in the Chemicals segment. As a consequence, an impairment loss of 201 M€ had been recorded in 2004 to adjust the carrying amount of the intangible assets to their recoverable amount.

The gains (losses) on sales of assets included a pre-tax dilution gain on the Sanofi-Aventis merger of 2,969 M€ in 2004.

In 2004, the “Other” heading mainly included early retirement plans and restructuring costs for 165 millions euros, and other allowances for various litigation reserves for 82 M€.

9. OTHER FINANCIAL INCOME AND EXPENSE

As of December 31,	2005	2004
Dividend income on non-consolidated companies	171	164
Capitalized financial expenses	102	35
Other	132	134

Other financial gains	405	333

Accretion of asset retirement obligation	(162)	(143)
Other	(107)	(92)

Other financial expenses	(269)	(235)

10. INCOME TAXES

Since 1966, the Group has been taxed in accordance with the consolidated income tax treatment approved on a renewable basis by the French Ministry of Economy, Finance and Industry. The renewal of the agreement has been granted for the period 2005-2007.

French income and foreign withholding taxes are not provided for the temporary differences between the financial statement carrying amount and tax bases of investments in foreign subsidiaries which are considered to be permanent investments. Undistributed earnings of foreign subsidiaries considered to be reinvested indefinitely amounted to 16,970 M€ as of December 31, 2005. The determination of the tax effect relating to such reinvested income is not reliably feasible.

In addition, no provision for income taxes on unremitted earnings has been made (approximately 9,054 M€) of the Company’s French subsidiaries in that the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares.

Income tax is detailed as follows:

	2005	2004
Current income taxes	(11,434)	(7,666)
Deferred income taxes	(391)	(904)

Total income taxes	(11,825)	(8,570)

An amount of 176 M€ of current and deferred taxes have been directly credited to equity for the year ended December 31, 2005. That amount mainly includes current and deferred taxes computed on treasury shares transactions and revaluation of listed securities classified as financial assets available for sale.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Before netting deferred income tax assets and liabilities by fiscal entities, the components of deferred income tax balances as of December 31, 2005 are as follows:

As of December 31,	2005	2004
Net operating losses and tax carryforwards	484	933
Employee benefits	949	911
Other temporarily non-deductible provisions	2,637	2,343

Gross deferred income tax assets	4,070	4,187
Valuation allowance	(536)	(342)

Net deferred income tax assets	3,534	3,845

Excess tax over book depreciation	(7,769)	(6,774)
Other temporary tax deductions	(1,435)	(2,171)

Gross deferred income tax liability	(9,204)	(8,945)

Net deferred income tax liability	(5,670)	(5,100)

After netting deferred income tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31,	2005	2004
Deferred income tax assets, non-current (Note 15 “Other non-current assets”)	1,392	1,233
Deferred income tax assets, current (Note 17 “Accounts receivables & other current assets”)	126	177
Deferred income tax liabilities, non-current (deferred income tax)	(6,976)	(6,402)
Deferred income tax liabillities, current	(212)	(108)

Net amount	(5,670)	(5,100)

Reconciliation between provision for income taxes and pre-tax income

As of December 31,	2005	2004
Net income	12,273	10,868
Minority interests	370	281
Provision for income taxes	11,825	8,570
Pre-tax income	24,468	19,719
French statutory tax rate	34.93%	35.43%

Theoretical tax charge	(8,547)	(6,986)

Difference between French and foreign income tax rates	(4,127)	(2,742)
Tax effect of equity in income (loss) of affiliates	414	410
Permanent differences	78	758
Adjustments on prior years income tax	(57)	(44)
Adjustments on deferred income tax related to tax rates variations	576	104
Change in valuation allowance	(151)	(71)
Others	(11)	1

Net provision for income tax	(11,825)	(8,570)

The French statutory tax rate includes the standard corporate tax rate (33.33%) and additional taxes applicable that bring the overall tax rate to 34.93% in 2005 and 35.43% in 2004.

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to some activities and within the consolidated income tax treatment.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Net operating losses and tax credit carryforwards:

Deferred income tax assets related to net operating losses and tax carryforwards were available in various tax jurisdictions, expiring in the following years:

	2005		2004
As of December 31,	Basis	Tax	Basis	Tax
2005			291	122
2006	225	106	368	143
2007	165	81	180	76
2008	144	70	603	214
2009 (1)	68	32	65	29
2010 and after	27	11
Unlimited	559	184	1,605	349

Total	1,188	484	3,112	933

(1)	Net operating losses and tax credit carryforwards in 2009 and after for 2004

11. INTANGIBLE ASSETS

	2005			2004
As of December 31,	Cost	Accumulated amortization	Net	Net
Goodwill	2,479	(1,318)	1,161	1,121
Proved and unproved leaseholds rights	5,213	(2,659)	2,554	1,390
Other intangible assets	2,684	(2,015)	669	665

Total intangible assets	10,376	(5,992)	4,384	3,176

(in millions of euros)
As of January 1, 2005	Acquisitions	Disposals	Amortization of intangible assets	Translation adjustment	Other	As of December 31, 2005
3,176	274	(91)	(370)	296	1,099	4,384

The “Other” heading includes mainly the mineral rights of Deer Creek Energy Ltd for 1,015 M€ (see Note 3).

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

12. PROPERTY, PLANT AND EQUIPMENT

	2005			2004
As of December 31,	Cost	Amortization and depreciation	Net	Net
Upstream properties
Proved properties	58,980	(38,646)	20,334	17,551
Unproved properties	8	(1)	7	13
Work in progress	6,136	(29)	6,107	4,197

Total Upstream properties	65,124	(38,676)	26,448	21,761

Other property, plant and equipment
Land and preparation costs	1,646	(392)	1,254	1,192
Machinery, plant and equipment (including transportation equipment)	23,533	(16,699)	6,834	5,934
Buildings	6,444	(4,070)	2,374	2,291
Construction in progress	1,684	(31)	1,451	1,297
Other	7,603	(5,598)	2,207	2,431

Total other property, plant and equipment	40,910	(26,790)	14,120	13,145

Total property, plant and equipment	106,034	(65,466)	40,568	34,906

Property, plant and equipment presented below include the following amounts for facilities and equipment under financial leases that have been capitalized:

	2005			2004
As of December 31,	Cost	Amortization and depreciation	Net	Net
Machinery, plant, and equipment	491	(212)	279	371
Buildings	26	(18)	8	9
Construction in progress	—	—	—	—

Total	517	(230)	287	380

Amortization expenses related to financial lease assets amounted to 30 M€ in 2005 and 37 M€ in 2004.

(in millions of euros)
As of January 1, 2005	Acquisitions	Disposals	Amortization of tangible assets	Translation adjustment	Other	As of December 31, 2005
34,906	8,208	(336)	(5,282)	3,013	59	40,568

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

13. EQUITY AFFILIATES: INVESTMENTS AND LOANS

	As of December 31,
	2005 % owned	2004 % owned	2005 equity value	2004 equity value	2005 equity in income (loss)	2004 equity in income (loss)
NLNG	15,00%	15,00%	726	468	190	158
Cepsa (Upstream share)	45,28%	45,28%	311	223	99	75
Qatargas	10,00%	10,00%	156	127	46	42
Gasoducto Gasandes Argentina	56,50%	56,50%	132	112	7	5
SCP Limited	10,00%	10,00%	89	54	—	—
Ocensa	15,20%	15,20%	71	62	—	—
Moattama Gas Transportation Cy	31,24%	31,24%	64	59	45	40
Hydroneuquen Piedra del Aguila	41,30%	41,30%	61	49	4	41
Total Tractebel Emirates Power Company	50,00%	50,00%	55	62	3	4
Abu Dhabi Gas Ind, Ltd	15,00%	15,00%	54	46	—	—
Gas Invest SA	27,24%	27.23%	47	45	(3)	(59)
Gasoducto Gasandes sa (Chili)	56,50%	56.50%	40	32	3	2
Humber Power Ltd (2)	—	40,00%	—	23	16	24
CFMH (2)	—	—	—	—	—	35
Other	—	—	145	93	25	36

Total Upstream			1,951	1,455	435	403

Cepsa (Downstream share)	45,28%	45.28%	1,372	1,216	321	211
Wepec (1)	22,41%	—	74	—	11	—
Other	—	—	129	131	24	15

Total Downstream			1,575	1,347	356	226

Cepsa (Chemicals share)	45,28%	45.28%	431	352	39	29
Qatar Petrochemical Company Ltd	20,00%	20,00%	141	111	39	32
Other	—	—	161	126	15	9

Total Chemicals			733	589	93	70

Sanofi-Aventis	13,19%	13.25%	7,087	6,412	299	459
Other	—	—	7	—	1	—

Total Holding			7,094	6,412	300	459

Total shares			11,353	9,803	1,184	1,158

Loans			1,299	877

Total shares and loans			12,652	10,680

(1)	Investment accounted for under the equity method from 2005.
(2)	Investments disposed of in 2004 and 2005.

The market value of the Group share in Cepsa amounted to 4,683 millions euros as of December 31, 2005. The market value of the Group’s share in Sanofi-Aventis amounted to 13,207 M€ as of December 31, 2005

Cepsa

Condensed Balance Sheet as of December 31, 2005

Non-current assets	4,264	Shareholders’ equity	4,374
Current assets	4,211	Non-current liabilities	1,609
		Current liabilities	2,492

Total	8,475	Total	8,475

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Income Statement Information for the year ended December 31, 2005

Revenues	16,188
Consolidated net income—Group share	1,010

Sanofi-Aventis

Condensed	Balance Sheet as of December 31, 2005

Non-current assets	73,537	Shareholders’ equity	46,826
Current assets	13,121	Non-current liabilities	24,412
		Current liabilities	15,420

Total	86,658	Total	86,658

Income Statement information for the year ended December 31, 2005

Revenues	27,311
Consolidated net income—Group share	2,258

14. OTHER INVESTMENTS

As of December 31,	2005			2004
	Carrying amounts	Unrealized gain (loss)	Balance sheet value	Balance sheet value
I.C.E. (Inter Continental Exchange)	1	138	139
Santander Central Hispano (SCH)	93	88	181	148
Areva	69	79	148	122
Other publicly traded equity securities	1	—	1	7

Total publicly traded equity securities	164	305	469	277

BBPP	89	—	89	77
Wepec (1)	—	—	—	52
Oman LNG LLC	7	—	7	6
BTC Limited	177	—	177	108
Other equity securities	774	—	774	678

Total other equity securities	1,047	—	1,047	921

Other investments	1,211	305	1,516	1,198

(1)	Investment accounted for under the equity available method from 2005.

These investments are recognized in the category “Financial assets held for sales” (see Note 1 paragraph L)

15. OTHER NON-CURRENT ASSETS

	2005			2004
As of December 31,	Gross Value	Valuation allowance	Net	Net
Deferred income tax assets	1,392	—	1,392	1,233
Loans and advances (1)	1,786	(584)	1,202	912
Others	200	—	200	206

Total (2)	3,378	(584)	2,794	2,351

(1)	Excluding loans to equity affiliates.
(2)	As of December 31, 2004, the aggregate cost and valuation allowances of other non-current assets amounted to 2,958 and 607 M€, respectively.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

16. INVENTORIES

	2005			2004
As of December 31,	Gross Value	Valuation allowance	Net	Net
Crude oil and natural gas	3,619	—	3,619	2,514
Refined products	5,584	(14)	5,570	3,738
Chemical products	2,803	(175)	2,628	2,385
Other inventories	1,097	(224)	873	627

Total (1)	13,103	(413)	12,690	9,264

(1)	As of December 31, 2004, the aggregate gross value and valuation allowances of inventories amounted to 9,658 and 394 M€, respectively.

17. ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

	2005			2004
As of December 31,	Gross Value	Valuation Allowance	Net Value	Net
Accounts receivable (1)	20,174	(562)	19,612	14,025

Other receivables	1,534	—	1,534	1,350
Recoverable taxes	2,119	—	2,119	1,892
Deferred income tax	126	—	126	177
Prepaid expenses	799	—	799	475
Other current assets	2,284	(63)	2,221	1,420

Prepaid expenses & other current assets (1)	6,862	(63)	6,799	5,314

(1)	As of December 31, 2004, the aggregate cost and valuation allowances of accounts receivable and other current assets amounted to 19,864 M€ and 525 M€, respectively.

18. SHAREHOLDERS’ EQUITY

NUMBER OF TOTAL SHARES

The Company’s common shares, with a par value of €10 as of December 31, 2005, are the only category of shares. Shares may be held in either bearer or registered form.

Double voting rights are granted to holders of shares that are entirely paid in and held in the name of the same shareholder for at least two years, with due consideration for the total portion of the share capital represented. Double voting rights are also assigned to any shares that may be allocated free of charge to a shareholder in the event of an increase in share capital by incorporation of reserves, profits or premiums based on shares already held that are entitled to double voting rights.

Under the Company’s statuts, at shareholders’ meetings, no shareholder may cast, by himself and through a proxy, in connection with the simple voting rights attached to the shares he holds directly or indirectly and in connection with the powers of attorney granted to him, more than 10% of the total number of voting rights attributable to the Company shares. However, if he also holds double voting rights, the limit set in this way may be exceeded taking account solely of the additional voting rights resulting there from, without all of the voting rights that he exercises being able to exceed 20% of the total number of voting rights attributable to the Company shares.

These restrictions no longer apply if any individual or entity, acting alone or in concert, acquires at least two thirds of the total share capital of the Company following a public tender offer for all of the Company’s shares.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

The authorized capital amounts to 1,034,280,640 shares as of December 31, 2005 (1,069,761,134, as of December 31, 2004).

As of January 1, 2004		649,118,236

Shares issued in connection with:	Capital increase reserved for employees	3,434,830
	Exercise of TOTAL share subscription options	950
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	2,335,024
Cancellation of shares(1)		(19,873,932)

As of January 1, 2005		635,015,108

Shares issued in connection with:	Exercise of TOTAL share subscription options	133,257
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	1,043,499
Cancellation of shares(2)		(21,075,568)

As of December 31, 2005(3)		615,116,296

(1)	Decided by the Board of Directors on November 9, 2004.
(2)	Decided by the Board of Directors on July 19, 2005 and November 3, 2005.
(3)	Including 34,249,332 treasury shares deducted from consolidated shareholders’ equity.

The variation of the weighted-average number of diluted shares used in the calculation of earnings per share is detailed as follows:

2005
Number of shares as of January 1,	635,015,108

Number of shares issued during the year (pro rated)
*Exercise of TOTAL share subscription options	36,064
*Exercise of TOTAL share purchase options	1,027,043
*Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	819,511
*TOTAL shares held by TOTAL S.A. or by its subsidiaries and deducted from shareholders’ equity	(50,092,028)

Weighted-average number of shares	586,805,698

Dilutive effect
*TOTAL share subscription and purchase options	3,029,249
*TOTAL restricted shares	236,858
* TOTAL shares issued per exercise for exchange guarantee offered to Elf Aquitaine subscription options holders	348,963
*Capital increase reserved for employees	86,447

Weighted-average number of diluted shares	590,507,215

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

CAPITAL INCREASE RESERVED FOR GROUP EMPLOYEES

At the Shareholders’ Meeting held on May 17, 2005, the shareholders delegated to the Board of Directors the authority to increase the share capital of the Company in one or more transactions and within a maximum period of 26 months from the date of the Meeting, by an amount not exceeding 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made reserving subscriptions for such issuance to Group employees participating in a company savings plan. It is being specified that the amount of any such capital increase reserved for Group employees will be counted against the aggregate maximum nominal amount of shares capital increases authorized by the Shareholders’ Meeting held on May 17, 2005 for issuing new ordinary shares or other securities granting immediate or future access to the Company’s share capital with preferential subscription rights (four billion euros in nominal).

Pursuant to this delegation of authorization, the Board of Directors, during its November 3, 2005 meeting, implemented a first capital increase reserved for employees within the limit of 3 million shares at a price of 166.60 euros with dividend rights as of the January 1, 2005. The subscription period ran from February 6, 2006, to February 24, 2006.

SHARE CANCELLATION

Pursuant to the authorization granted by the Shareholders’ Meeting held on May 7, 2002 authorizing a reduction of capital by the cancellation of shares held by the Company up to a limit of 10% of the outstanding capital every 24 months, the Board of Directors decided on July 19, 2005 to cancel 13,527,578 shares at an average price of 176.20 euros per share. On November 3, 2005, the Board of Directors decided to cancel 7,547,990 shares at an average price of 195.32 euros per share, with effect on November 22, 2005.

TREASURY SHARES (TOTAL SHARES HELD BY THE PARENT COMPANY TOTAL S.A.)

As of December 31, 2005, TOTAL S.A. held 9,166,515 of its own shares, representing 1.49% of its share capital, detailed as follows:

•	7,567,515 shares allocated to covering TOTAL share purchase option plans for Group employees;
•	574,000 shares allocated to TOTAL, restricted shares plans for Group employees;
•	1,025,000 shares purchased for cancellation on November and December 2005 pursuant to the authorization granted by the Shareholders’ Meeting held on May 17, 2005.

These shares are deducted from the consolidated shareholders’ equity.

TOTAL SHARES HELD BY GROUP SUBSIDIARIES

As of December 31, 2005, TOTAL S.A. held indirectly through its subsidiaries 25,082,817 of its own shares, representing 4.08% of its share capital, detailed as follows:

•	505,918 shares held by a consolidated subsidiary, TOTAL Nucléaire, 100% indirectly controlled by TOTAL S.A.;
•	24,576,899 shares held by subsidiaries of Elf Aquitaine, (Financière Valorgest, Sogapar and Fingestval)

These shares are deducted from consolidated shareholders’ equity.

PAID DIVIDEND PER SHARE

During the year 2005, TOTAL has paid on May 24, 2005, the balance of the dividend of 3.00 euros per share for the fiscal year 2004, as well as on November 24, 2005, an interim dividend of 3.00 euros per share for the fiscal year 2005.

A resolution will be submitted at the Shareholders’ Meeting of May 12, 2006 to pay a dividend per share of 6.48 euros for the fiscal year 2005, which leads to a balance to be paid of 3.48 euros per share, after deduction of the interim dividend or 3.00 euros already paid.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

As of December 31, 2005 paid-in surplus amounted to 34,563 M€.

RESERVES

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the capital par value. This reserve cannot be distributed to the shareholders other than in liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of 70 M€ as of December 31, 2005.

ITEMS RECOGNIZED DIRECTLY IN EQUITY

Shareholders’ equity is directly credited of 3,319 M€ in 2005 due to the following items:

Amounts in millions of euros	2005
Cumulative translation adjustment, Group share	2,850
Changes in deferred taxes on treasury shares	242
Changes in fair value of financial assets available for sale	160
Others	16

Group share	3,268
Minority interests and preferred shares	51

Total items recognized directly in equity	3,319

19. EMPLOYEE BENEFITS OBLIGATIONS

Provisions for employee benefits obligations consist of the following as of December 31:

As of December 31,	2005	2004
Pension benefits liabilities	2,524	2,654
Other benefits liabilities	718	666
Restructuring reserves	171	287

Total	3,413	3,607

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

The fair value of the Defined Benefit Obligation and Plan Assets in the consolidated financial statements is detailed as follows:

	Pension benefits		Other benefits
As of December 31,	2005	2004	2005	2004
Change in benefit obligation
—Benefit obligation at beginning of year	8,117	7,797	675	582
—Service cost	168	141	14	10
—Interest cost	411	414	36	31
—Curtailments	—	(1)	—	—
—Settlements	(14)	(133)	—	—
—Special termination benefits	—	10	—	—
—Plan participants’ contributions	15	15	—	—
—Benefits paid	(436)	(407)	(48)	(42)
—Plan amendments	139	76	2	65
—Actuarial loss (gain)	1,003	260	57	33
—Translation adjustment and other	244	(55)	38	(4)

Benefit obligation at end of year	9,647	8,117	774	675

Change in fair value of Plan Assets
—Fair value of plan assets at beginning of year	(5,362)	(5,026)	—	—
—Actual return on plan assets	(720)	(455)	—	—
—Settlements	12	165	—	—
—Plan participants’ contributions	(15)	(15)	—	—
—Employer contributions	(323)	(414)	—	—
—Benefits paid	337	319	—	—
—Foreign currency translation and other	(203)	64	—	—

Fair value of plan assets at end of year	(6,274)	(5,362)	—	—

Unfunded status	3,373	2,755	774	675
—Unrecognized prior service cost	(171)	(98)	35	37
—Unrecognized actuarial (losses) gains	(777)	(127)	(91)	(46)
—Asset ceiling (1)	5	—	—	—

Net amount recognized	2,430	2,530	718	666

—Accrued benefit cost	2,524	2,654	718	666
—Prepaid benefit cost	(94)	(124)	—	—

The Accumulated Benefit Obligation for all benefit plans amounted to 8,642 M€ as of December 31, 2005 and 7,435 M€ as of December 31, 2004.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

The Group expects to contribute 371 M€ to its pension plans in 2006.

Estimated future payments	Pension benefits	Other pension benefits
2006	436	45
2007	434	45
2008	442	46
2009	452	46
2010	468	45
2011-2015	2,615	226

	Pension benefits	Pension benefits
Asset allocation as of December 31,	2005	2004
Equity securities	46%	44%
Debt securities	48%	50%
Monetary	3%	3%
Real Estate	3%	3%

	Pension benefits		Other benefits
Assumptions used to determine benefits obligations as of December 31,	2005	2004	2005	2004
Discount rate	4.51%	5.12%	4.56%	5.28%
Average expected rate of salary increase	3.63%	3.66%	—	—
Expected rate of healthcare inflation:
—Initial rate	—	—	5.41%	5.70%
—Ultimate rate	—	—	4.00%	4.15%

Assumptions used to determine the net periodic benefit (charge) income as of December 31,	Pension benefits		Other benefits
	2005	2004	2005	2004
Discount rate	5.12%	5.41%	5.28%	5.83%
Average expected rate of salary increase	3.66%	3.74%	—	—
Expected return on plan assets	6.57%	6.96%	—	—
Expected rate of healthcare inflation:
—Initial rate	—	—	5.70%	6.37%
—Ultimate rate	—	—	4.15%	3.83%

The components of the net periodic benefit cost (income) in 2005 and 2004 are:

	Pension benefits		Other benefits
	2005	2004	2005	2004
Service cost	168	141	14	10
Interest cost	411	414	36	31
Expected return on plan assets	(356)	(348)	—	—
Amortization of transition obligation (asset)	—	—	—	—
Amortization of prior service cost	64	29	(6)	55
Amortization of actuarial losses (gains)	—	14	2	—
Curtailments	5	—	—	—
Settlements	(3)	39	—	—
Special termination benefits	—	10	—	—

Net periodic benefit charge (income)	289	299	46	96

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

The assumptions for changes in healthcare costs have a significant impact on the valuations of commitments for coverage of medical expenses. A positive or negative change of one percentage point in the healthcare inflation rate would have approximately the following impact:

	1 % point increase	1 % point decrease
Benefit Obligation as of December 31, 2005	90	(71)
Net periodic benefit income (charge)	5	(3)

The pension plans for which the Accumulated Benefit Obligation is higher than the fair value of plan assets are detailed as follows:

As of December 31,	2005	2004
Accumulated Benefit Obligation	6,974	5,956
Projected Benefit Obligation	7,579	6,370
Fair value of Plan Assets	(4,408)	(3,634)

20. OTHER NON-CURRENT LIABILITIES

As of December 31,	2005	2004
Litigations and accrued penalty claims	839	521
Provisions for environmental contingencies	768	627
Asset retirement obligations	3,710	3,334
Other	1,421	1,507
Deposits received	313	285

Total	7,051	6,274

The other non-current liabilities include namely:

•	the contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for an amount of 133 M€ as of December 31, 2005;
•	provisions related to restructuring activities in the Chemicals segment for an amount of 171 M€ as of December 31, 2004.

VARIATION OF OTHER NON-CURRENT LIABILITIES

As of January 1, 2005	Non-current allowances	Reversals	Currency translation adjustment	Other	As of December 31, 2005
6,274	1,347	(1,025)	375	80	7,051

Allowance of the period (1,347 M€) include mainly:

•	an additional allowance of the contingency reserve related to the Toulouse-AZF plant explosion (civil liability), for an amount of 100 M€;
•	environmental contingencies in the Chemicals segment for 283 M€;
•	provisions related to restructuring of activities in the Chemicals segment for an amount of 107 M€;
•	an allowance of 292 M€ for litigation reserves in connection with antitrust investigations, as described in Note 31 “Other risks and contingent liabilities”.

The main reversals of the period (1,025 M€) are related to the incurred expenses which included notably:

•	the contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for an amount of 77 M€;
•	provisions for restructuring and social plans for 106 M€;
•	environmental contingencies in the Chemicals segment for 197 M€.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

VARIATION OF THE ASSET RETIREMENT OBLIGATION

As of January 1, 2005	Accretion	Revision in estimates	New obligations	Spending on existing obligation	Currency translation adjustment	Other	As of December 31, 2005
3,334	162	51	86	(202)	250	29	3,710

21. FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

A. NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

	2005			2004
As of December 31,	Secured	Unsecured	Total	Secured	Unsecured	Total
(Assets)/Liabilities
Non-current financial debt	490	13,303	13,793	466	10,823	11,289
of which Hedging instruments of non-current financial debt (liabilities) (1)	—	128	128	—	—	—
Hedging instruments of non-current financial debt (Assets) (1)	—	(477)	(477)	—	(1,516)	(1,516)

Non-current financial debt—net of hedging instruments	490	12,826	13,316	466	9,307	9,773

Debenture loans, net of hedging instruments	—	10,703	10,703	—	8,251	8,251
Bank and other, fixed rate	105	1,715	1,820	137	772	909
Bank and other, floating rate	3	408	411	4	284	288
Financial lease obligations	382	—	382	325	—	325

Non-current financial debt—net of hedging instruments	490	12,826	13,316	466	9,307	9,773

(1)	See the description of these hedging instruments in Note 1 paragraph L (iii) “Long-term financing”.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Fair value of debenture loans, as of December 31, 2005, after taking into account hedged currency and interest rates swaps can be detailed as follows (as the effect of the Group’s credit risk is not material, it has not been taken into account in the calculation of fair value):

	Year of emission	Fair value after hedging as of December 31, 2004	Fair value after hedging as of December 31, 2005	Currency	Repayment schedule	Initial rate before hedging instruments
Parent company
Bond	1995	72		FRF	2005	8.200%
Bond (single coupon)	1995	136		FRF	2005	7.620%
Bond	1995	58		FRF	2005	7.500%
Bond	1996	145	166	FRF	2006	6.900%
Bond	1996	350	404	FRF	2008	6.750%
Bond	1997	73	83	FRF	2007	5.030%
Bond	1997	61	70	ESP	2007	6.800%
Bond	1997	128	146	FRF	2009	6.200%
Bond	1998	28	32	FRF	2008	Pibor 3 months +0.380%
Bond	1998	122	141	FRF	2009	5.125%
Bond	1998	124	142	FRF	2013	5.000%
Bond	1999	239	275	EUR	2006	3.875%
Bond	1999	141	—	CHF	2005	3.250%
Bond	2000	93	107	CHF	2006	3.500%
Bond	2000	176	—	GBP	2005	6.875%
Bond	2000	167	—	EUR	2005	5.375%
Bond	2000	320	—	EUR	2005	5.750%
Bond	2000	65	75	EUR	2010	5.650%
Bond	2000	367	—	USD	2005	7.000%
Short-term portion (less than one year)		(1,433)	(548)
Total parent company		1,432	1,093

Elf Aquitaine SA
Bond 1999		999	998	EUR	2009	4.500%
Short-term portion (less than one year)		—	—
Total Elf Aquitaine SA		999	998

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

	Year of emission	Fair value after hedging as of December 31, 2004	Fair value after hedging as of December 31, 2005	Currency	Repayment schedule	Initial rate before hedging instruments
TOTAL CAPITAL
Bond	2002	269	309	CHF	2007	3.000%
Bond	2002	55	64	USD	2007	4.740%
Bond	2002	221	255	USD	2007	5.125%
Bond	2002	15	18	USD	2012	5.890%
Bond	2002	178	204	CHF	2007	3.000%
Bond	2002	184	213	USD	2007	4.750%
Bond	2002	37	43	USD	2007	LIBOR USD 3 months+0.060%
Bond	2002	37	43	USD	2007	LIBOR USD 3 months+0.065%
Bond	2002	169	195	GBP	2007	5.000%
Bond	2002	98	113	CHF	2007	2.500%
Bond	2002	100	101	GBP	2007	5.000%
Bond	2003	59	69	GBP	2007	5.000%
Bond	2003	45	52	AUD	2008	5.000%
Bond	2003	391	450	EUR	2008	3.500%
Bond	2003	48	56	CAD	2008	4.250%
Bond	2003	22	26	USD	2013	4.500%
Bond	2003	184	212	USD	2008	3.250%
Bond	2003	42	49	AUD	2008	5.000%
Bond	2003	79	91	EUR	2008	3.500%
Bond	2003	123	142	EUR	2008	3.500%
Bond	2003	160	185	CHF	2008	2.000%
Bond	2003	157	181	CHF	2009	2.385%
Bond	2003	107	123	CHF	2008	2.000%
Bond	2003	53	61	AUD	2009	6.250%
Bond	2003-2004	407	467	USD	2009	3.500%
Bond	2003	170	196	CHF	2010	2.375%
Bond	2004	342	395	GBP	2010	4.875%
Bond	2004	120	138	CHF	2010	2.385%
Bond	2004	467	535	EUR	2010	3.750%
Bond	2004	58	67	AUD	2009	6.000%
Bond	2004	28	33	AUD	2009	6.000%
Bond	2004	135	156	GBP	2010	4.875%
Bond	2004	56	65	AUD	2011	5.750%
Bond	2004	57	65	CAD	2010	4.000%
Bond	2004	196	226	GBP	2010	4.875%
Bond	2004	37	42	USD	2008	3.250%
Bond	2004	37	42	USD	2008	3.250%
Bond	2004	88	115	GBP	2007	5.000%
Bond	2004	73	85	USD	2008	3.250%
Bond	2004	114	131	CAD	2011	4.875%
Bond	2004	222	255	USD	2011	4.125%
Bond	2004	50	58	NZD	2014	6.750%
Bond	2004	74	85	USD	2011	4.125%
Bond	2004	123	142	CHF	2012	2.375%
Bond	2005		337	EUR	2012	3.250%
Bond	2005		220	CHF	2012	2.135%
Bond	2005		42	USD	2009	3.500%
Bond	2005		65	AUD	2011	5.750%
Bond	2005		68	CAD	2011	4.000%
Bond	2005		170	USD	2011	4.125%
Bond	2005		106	EUR	2012	3.250%
Bond	2005		136	CHF	2011	2.135%
Bond	2005		63	AUD	2012	5.750%
Bond	2005		57	NZD	2012	6.500%
Bond	2005		65	CHF	2012	2.135%
Bond	2005		226	CHF	2011	1.625%
Bond	2005		98	CHF	2012	2.375%
Bond	2005		295	GBP	2012	4.625%

Total TOTAL CAPITAL		5,687	8,501

Other consolidated subsidiaries		133	111
Total Group		8,251	10,703

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Loan repayment schedule (excluding current portion)

As of December 31, 2005	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Currency and interest rate swaps (assets)	Non-current financial debt - after swaps	%
2007	2,896	(12)	(223)	2,673	20%
2008	2,256	(10)	(117)	2,139	16%
2009	2,403	1	(94)	2,309	17%
2010	1,958	50	(22)	1,936	15%
2011 and beyond	4,280	99	(21)	4,259	32%

Total	13,793	128	(477)	13,316	100%

As of December 31, 2004	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Currency and interest rate swaps (assets)	Non-current financial debt - after swaps	%
2006	840	—	(139)	701	7%
2007	2,422	—	(473)	1,949	20%
2008	2,241	—	(398)	1,843	19%
2009	2,376	—	(232)	2,144	22%
2010 and beyond	3,410	—	(274)	3,136	32%

Total	11,289	—	(1,516)	9,773	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial debt.

As of December 31,	2005	%	2004	%
U.S. dollar	9,778	73%	7,896	81%
Euro	2,324	18%	1,547	16%
Other currency	1,214	9%	330	3%

Total	13,316	100%	9,773	100%

As of December 31,	2005	%	2004	%
Fixed rates	1,089	7%	696	7%
Floating rates	12,227	93%	9,077	93%

Total	13,316	100%	9,773	100%

Impact on net income

The amount of the cost of net debt after hedging instruments is disclosed in the consolidated statement of income under “Cost of net debt”.

The effective interest rate resulting from the cost of net debt approximates market conditions for current debt. This effective rate may differ substantially from the interest rate of long-term loans as disclosed above, as the hedging instruments of interest rates are swaps that convert Group financing conditions to short-term market conditions (3-month average).

The 2005 expense for hedging instruments on debenture loans amounts to 23 M€ after tax (12 M€ in 2004).

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

B. CURRENT BORROWING, BANK OVERDRAFTS AND RELATED FINANCIAL INSTRUMENTS

Short-term borrowings consist mainly of commercial papers or treasury bills or draws on bank loans. These instruments bear interest at rates that are close to market rates.

As of December 31,	2005	2004
Current financial debt and bank overdrafts	2,928	1,385
Current portion of non-current financial debt	992	2,229

Current borrowings	3,920	3,614

Current portion of financial instruments for interest rate swaps	6	—
Other financial instruments	27	343

Current financial instruments—liabilities (Note 27)	33	343

Current portion of financial instruments for interest rate swaps	(44)	(440)
Other financial instruments	(290)	(37)

Current financial instruments—assets (Note 27)	(334)	(477)

Total—Current financial debt after financial instruments	3,619	3,480

Changes in the value of current financial instruments is, in accordance with the methods described in Note 1 paragraph L, recognized in the net income of the period under “Financial interest on debt”, except for instruments qualified as net investment hedge, which are recognized directly in shareholders’ equity, for an amount of (146) M€ as of December 31, 2005 and (23) M€ as of December 31, 2004.

22. OTHER CREDITORS AND ACCRUED LIABILITIES

As of December 31,	2005	2004
Advances from customers (including advances from related parties)	1,416	881
Accruals and deferred income	253	319
Payable to states (including taxes and duties)	7,644	6,461
Payroll	1,015	940
Other	2,741	2,547

Total	13,069	11,148

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

23. LEASE CONTRACTS

The Group leases real estate, service stations, ships, and other equipment (Note 12).

The future minimum lease payments on operating and financial leases to which the Group is committed as of December 31, are shown as follows:

As of December 31, 2005	Operating lease	Financial lease
2006	273	51
2007	210	47
2008	170	50
2009	119	41
2010	95	41
2011 and beyond	441	199

Total minimum payments	1,308	429

Less financial expenses	—	28

Nominal value of contract	—	457

Less current portion of the financial lease	—	(75)

Outstanding liability	—	382

As of December 31, 2004	Operating lease	Financial lease
2005	203	52
2006	169	47
2007	116	44
2008	105	46
2009	68	39
2010 and beyond	327	231

Total minimum payments	988	459

Less financial expenses	—	(104)

Nominal value of contract	—	355

Less current portion of the financial lease	—	(30)

Outstanding liability	—	325

Net rental expense incurred under operating leases for the year ended December 31, 2005 was 272 M€ and 244 M€ in 2004.

24. COMMITMENTS AND CONTINGENCIES

As of December 31, 2005	Maturity and installments
	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Excise taxes payment given	2,827	2,552	29	246
Collateral given against borrowings	1,089	19	823	247
Other commitments given	5,473	2,467	1,873	1,133
Total commitments given	9,389	5,038	2,725	1,626

Mortgages and liens received	280	10	158	112
Other commitments received	3,587	2,400	561	626
Total commitments received	3,867	2,410	719	738

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

As of December 31, 2004	Maturity and installments
	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Excise taxes payment given	2,892	2,668	48	176
Collateral given against borrowings	454	5	150	299
Other commitments given	2,462	1,165	568	729
Total commitments given	5,808	3,838	766	1,204

Mortgages and liens received	196	9	124	63
Other commitments received	1,169	588	310	271
Total commitments received	1,365	597	434	334

The information regarding contractual obligations linked to long-term indebtedness and credit facilities is presented in Note 21 “Financial debt”; the information regarding operating and financial leases are presented in Note 23 “Lease contracts”.

EXCISE TAXES PAYMENT GIVEN

Guarantees given on customs duties, which amount to 2,827 M€ as of December 31, 2005, mainly consist of guarantees given to other major oil and gas companies in order to comply with French tax authorities’ requirements for oil and gas importation in France. A payment would be triggered by a failure of the guaranteed party with respect to the French tax authorities. The default of the guaranteed parties is however considered to be highly remote by the Group.

COLLATERAL GIVEN AGAINST BORROWINGS

The Group guarantees bank debt and finance lease obligations of certain unconsolidated affiliates. Expiration dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. The amount of these guarantees total approximately 1,089 M€ as of December 31, 2005 for debt guarantees with maturities up to 2019.

OTHER COMMITMENTS GIVEN

Non-consolidated subsidiaries

The Group also guarantees the current liabilities of some of non-consolidated affiliates. Performance under these guarantees would be triggered by a financial default of the entity. At year-end 2005, the total amount of these guarantees is estimated to be 73 M€.

Indemnities

In the ordinary course of business, the Group executes contracts involving standard indemnities in the industry and indemnifications specific to a transaction such as sale of a business. These indemnifications might include claims against any of the following: environmental, tax and shareholder matters, intellectual property rights, governmental regulations and employment-related matters, dealer, supplier, and other commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. The Group regularly evaluates the probability of having to incur costs associated with these indemnifications.

The amount of guarantees related to business sales is estimated at 221 M€. They mainly consist of the guarantees given for the inks division sale in 1999, the Elf Antargaz sale in 2001 and the sale of the Paints business in 2003.

Other guarantees

As part of normal ongoing business operations and consistent with generally and accepted recognized industry practice, the Group enters into numerous agreements with other parties. These commitments are often entered

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

into for commercial purposes or for regulatory purposes and for other operating agreements. As of December 31, 2005, these other commitments include guarantees given to customers or suppliers for 1,527 M€, guarantees on documentary letters of credit for 1,098 M€ and other operating commitments for 2,554 M€.

Similar to the business practice of all oil and gas companies for development of gas fields, the Group is involved in long-term sale agreements on quantities of natural gas. The price of these contracts is indexed on prices of petroleum products and other forms of energy.

25. SHARE-BASED PAYMENTS

A. TOTAL SHARE SUBSCRIPTION PLANS

	2003 Plan (1)	2004 Plan (2)	2005 Plan (3)	Total
Exercise price (in euros)	133.20	159.40	198.90
Expiration date	07/16/2011	07/20/2012	07/19/2013

Options

Exercisable as of January 1, 2003	—			—
Granted	2,935,306			2,935,306
Cancelled	—			—
Exercised	—			—

Exercisable as of January 1, 2004	2,935,306			2,935,306

Granted	—	3,365,630	—	3,365,630
Cancelled	(2,100)	(12,000)	—	(14,100)
Exercised	(950)	—	—	(950)

Exercisable as of January 1, 2005	2,932,256	3,353,630		6,285,886

Granted	—	6,000	1,526,120	1,532,120
Cancelled	(2,500)	(4,100)	(2,600)	(9,200)
Exercised	(130,557)	(2,700)	—	(133,257)

Exercisable as of December 31, 2005	2,799,199	3,352,830	1,523,520	7,675,549

(1)	Grants decided by the Board of Directors on July 16, 2003 pursuant to the authorization given by the Shareholders’ Meeting held on May 17, 2001. The options are exercisable only after a 2-year period from the date the option is granted to the individual employee and must be exercised within 8 years from the date of grant. Underlying shares may not be sold for 4 years from the date of grant.
(2)	Grants decided by the Board of Directors on July 20, 2004 pursuant to the authorization given by the Shareholders’ Meeting held on May 14, 2004. The options are exercisable only after a 2-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date. Underlying shares may not be sold for 4 years from the date of grant.
(3)	Grants decided by the Board of Directors on July 19, 2005 pursuant to the authorization given by the Shareholders’ Meeting held on May 14, 2004. The options are exercisable only after a 2-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date. Underlying shares may not be sold for 4 years from the date of grant.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

B. TOTAL SHARE PURCHASE PLAN

	1998 Plan (1)	1999 Plan (2)	2000 Plan (3)	2001 Plan (4)	2002 Plan (5)	Total
Exercise price (in euros)	93.76	113.00	162.70	168.20	158.30
Expiration date	03/17/2006	06/15/2007	07/11/2008	07/10/2009	07/09/2010

Number of options

Outstanding as of January 1, 2003	900,880	1,455,967	2,414,645	2,687,275	2,869,850	10,328,617
Granted	—	—	—	—	—	—
Cancelled	—	(5,100)	(5,600)	(3,650)	(6,650)	(21,000)
Exercised	(178,342)	(44,250)	—	—	—	(222,592)

Outstanding as of January 1, 2004	722,538	1,406,617	2,409,045	2,683,625	2,863,200	10,085,025

Granted	—	—	—	—	—	—
Cancelled	—	—	(1,300)	(2,700)	(800)	(4,800)
Exercised	(333,526)	(380,088)	(1,300)	—	(772)	(715,686)

Outstanding as of January 1, 2005	389,012	1,026,529	2,406,445	2,680,925	2,861,628	9,364,539

Granted	—	—	—	—	—	—
Cancelled	(100)	(300)	(1,750)	(1,000)	(2,450)	(5,600)
Exercised	(241,499)	(513,121)	(777,209)	(495,950)	(38,308)	(2,066,087)

Outstanding as of December 31, 2005	147,413	513,108	1,627,486	2,183,975	2,820,870	7,292,852

(1)	Grants decided by the Board of Directors on March 17, 1998 pursuant to the authorization given by the Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 5-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date.
(2)	Grants decided by the Board of Directors on June 15, 1999 pursuant to the authorization given by the Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 5-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date.
(3)	Grants decided by the Board of Directors on July 11, 2000 pursuant to the authorization given by the Shareholders’ Meeting held on May 21, 1997. The options are exercisable only after a 4-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold for 5 years from the date of grant.
(4)	Grants decided by the Board of Directors on July 10, 2001 pursuant to the authorization given by the Shareholders’ Meeting held on May 17, 2001. The options are exercisable only after January 1, 2005 and must be exercised within 8 years from the date of grant. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold for 3.5 years from the date of grant.
(5)	Grants decided by the Board of Directors on July 9, 2002 pursuant to the authorization given by the Shareholders’ Meeting held on May 17, 2001. The options are exercisable only after a 2-year period from the date the option is granted to the individual employee and must be exercised within 8 years from this date. Underlying shares may not be sold for 4 years from the date of grant.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

C.	EXCHANGE GUARANTEE GRANTED TO THE HOLDERS OF ELF AQUITAINE SHARE SUBSCRIPTION OPTIONS

Pursuant to the public exchange offer for Elf Aquitaine shares which was made in 1999, the Group made a commitment to guarantee the holders of Elf Aquitaine share subscription options, at the end of the period referred to in Article 163 bis C of the French Tax Code (CGI), and until the end of the period for the exercise of the options, the possibility to exchange their future Elf Aquitaine shares for TOTAL shares, on the basis of the exchange ratio of the offer (19 TOTAL shares for 13 Elf Aquitaine shares). As of December 31, 2005, a maximum of 247,508 Elf Aquitaine shares, either outstanding or to be created, were covered by this guarantee, as follows:

Elf Aquitaine share subscription plans	1999 Plan n°1	1999 Plan n°2	Total
Exercise price (in euros)	115.60	171.60
Expiration date	03/30/2009	09/12/2009
Outstanding options as of December 31, 2005	236,559	6,000	242,559

Outstanding Elf Aquitaine shares covered by the exchange guarantee as of December 31, 2005	4,949	—	4,949

Total of Elf Aquitaine shares, either outstanding or to be created, covered by the exchange guarantee for TOTAL shares as of December 31, 2005	241,508	6,000	247,508

Thus, as of December 31, 2005, a total of 361,742 shares of the Company were likely to be created within the scope of the application of this exchange guarantee.

D. TOTAL RESTRICTED SHARES

Plan 2005 (1)
Date of Board of Directors meeting	July 19, 2005
Number of restricted shares
Outstanding as of January 1, 2005	—
Notified	570,130
Cancelled	(1,498)
Finally granted	—

Outstanding as of December 31, 2005	568,632

(1)	Grants decided by the Board of Directors on July 19, 2005 pursuant to the authorization given by the Shareholders’ Meeting held on May 17, 2005.

The grant of these shares, which have been bought back in 2005 by the Company on the market, will become final after a 2-year vesting period (acquisition of the right to restricted shares) on July 20, 2007, subject to a performance condition. This condition states that the number of restricted shares finally granted will be based on the Return On Equity (“ROE”) of the Group. The ROE will be calculated on the consolidated accounts published by TOTAL and related to the fiscal year preceding the year of the final grant, in the present case fiscal 2006. Moreover, the transfer of the restricted shares, that might hence be finally granted, will not be permitted between the date of final grant and the end of a 2-year mandatory holding period, on July 20, 2009.

E. SHARE–BASED PAYMENT EXPENSES

Share-based payment expenses for the year 2005 amounts to 131 M€ and could be broken down as follow:

•	86 M€ for TOTAL share subscription and share purchase plans,
•	25 M€ for TOTAL restricted shares plan;
•	20 M€ for capital increase reserved for employees (Note 18).

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Share-based payment expenses for the year 2004 amount to 138 M€ and break down as follows:

•	118 M€ for TOTAL share subscription and share purchases plans;

•	20 M€ for TOTAL restricted shares plan.

The fair value of the options granted in 2005 has been valued according to the Black-Scholes method and based on the following hypothesis:

	2005	2004
Risk free interest rate (%)	2.9	3.8
Expected dividends (%)	3.7	3.0
Expected volatility (%) (1)	23.2	22.0
Vesting period (years)	2.0	2.0
Exercise period (years)	8.0	8.0
Weighted-average fair value of the granted options (€ per option)	40.1	31.1

(1)	The expected volatility is based on the implied volatility of TOTAL shares options and of share indices options traded on the markets.

26. PAYROLL AND STAFF

For the year ended December 31,	2005	2004
PERSONNEL EXPENSES
Wages and salaries (including social charges) (in millions of euros)	6,640	6,107
GROUP EMPLOYEES
France
• Management	11,607	11,338
• Other	37,144	37,836
International
• Management	15,568	14,891
• Other	48,558	47,336

Total	112,877	111,401

Number of employees includes only the employees of fully consolidated subsidiaries.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

27. STATEMENT OF CASH FLOWS

A. Non-current debt

Changes in non-current debt have been presented as the net variation to reflect significant changes mainly related to revolving credit agreements. The detailed analysis is as follows:

EXERCICE	2005	2004
Issuance of non-current debt	2,910	2,801
Repayment of non-current debt	(32)	(552)

Net amount	2,878	2,249

B. Changes in working capital

For the year ended December 31,	2005	2004
Inventories	(2,971)	(1,620)
Accounts receivable	(4,712)	(1,900)
Prepaid expenses and other current assets	(991)	(950)
Accounts payable	3,575	1,791
Other creditors and accrued liabilities	1,097	2,426

Net (increase) decrease in working capital	(4,002)	(253)

C. Additional information on cash flow

For the year ended December 31,	2005	2004
Interests paid	(985)	(882)
Interests received	826	567
Income tax on cashed out profits	(8,159)	(4,376)
Dividends received	758	762

D. Non-cash investing activities

Cash flow used in investing activities as of December 31, 2004 includes an amount of 276 M€ related to the termination of cross-shareholdings agreements with Gaz de France in Gaz du Sud-Ouest (GSO) and Compagnie Française du Méthane (CFM), cashed out on January 3, 2005.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

28. FAIR VALUE OF FINANCIAL INSTRUMENTS

A. FINANCIAL INSTRUMENTS NOT RELATED TO COMMODITY CONTRACTS

The difference between the carrying amount in the balance sheet and the fair value of financial instruments is as follows:

As of December 31,	2005		2004
Assets/(Liabilities)	Carrying amount	Fair Value	Carrying amount	Fair Value
Publicly traded equity securities	469	469	277	277
Other equity securities	1,047	1,047	921	921

Other investments (Note 14)	1,516	1,516	1,198	1,198

Loans and advances (Note 15)	1,202	1,202	912	912

Debenture loans (non-current portion, before swaps) (1)	(11,025)	(11,025)	(9,727)	(9,727)
Issue swaps and swaps hedging debenture loans (liabilities) (1)	(128)	(128)	—	—
Issue swaps and swaps hedging debenture loans (2) (assets)	450	450	1,476	1,476

Debenture loans after swaps (non-current portion) (Note 21 A)	(10,703)	(10,703)	(8,251)	(8,251)

Bank and other loans, before swaps (non-current portion)—floating rate (1)	(1,847)	(1,847)	(949)	(962)
Non-current currency and interest rate swaps hedging bank loans (2)	27	27	40	40

Bank and other loans, after swaps—floating rate (non-current portion) (Note 21 A)	(1,820)	(1,820)	(909)	(922)

Bank and other loans (non-current portion)—fixed rate (1) (Note 21 A)	(411)	(406)	(288)	(274)

Financial lease obligations (non-current portion) (1) (Notes 21A and 23)	(382)	(382)	(325)	(325)

Debenture loans (current portion, before swaps)	(624)	(624)	(1,433)	(1,433)
Bank and other loans (except financial lease obligations)	(334)	(333)	(766)	(766)
Financial lease obligations (current portion) (Note 23)	(34)	(34)	(30)	(30)
Issue swaps and swaps hedging debenture loans (current portion) (assets)	44	44	440	440
Issue swaps and swaps hedging debenture loans (current portion) (liabilities)	(6)	(6)	—	—

Current portion of non-current financial debt (Note 21 B)	(954)	(953)	(1,789)	(1,789)

Other interest rates swaps—assets	7	7	20	20
Currency swaps and forward exchange contracts—assets (3)	283	283	17	17

Current financial instruments held for trading—assets (Note 21 B)	290	290	37	37

Other interest rates swaps—liabilities	(4)	(4)	(9)	(9)
Currency swaps and forward exchange contracts—liabilities (3)	(23)	(23)	(334)	(334)

Current financial instruments held for trading—liabilities (Note 21 B)	(27)	(27)	(343)	(343)

Total	(11,289)	(11,283)	(9,758)	(9,757)

Total of fair value not recognized in the balance sheet		6		1

1)	Included in “Non-current financial debt” in Note 21 paragraph A.
2)	Included in “hedging instruments of non-current financial debt” in Note 21 paragraph A.
3)	Currency swaps are used to manage TOTAL’s current position to be able to borrow or to invest on markets other than the euro market. Therefore their market values, when significant, are compensated by the value of the current financial loans and debts to which they relate.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

The classification by strategy and the notional amount of the derivative instruments included in the table above is as follows:

As of December 31, 2005		Notional amount (1)
Assets / (Liabilities)	Fair Value	Total	2006	2007	2008	2009	2010	2011 and after
Financial instruments hedging non-current financial debt
Issue swaps and swap hedging debenture issues—non-current (liabilities)	(128)	4,387
Issue swaps and swap hedging debenture issues—non-current (assets)	450	6,166

Issue swaps and swap hedging debenture issues—non-current	322	10,553		1,854	1,960	2,137	1,782	2,820

Non-current currency and interest rate swaps hedging bank loans	27	76		76

Issue swaps and swap hedging debenture issues—current (liabilities)	(6)	167
Issue swaps and swap hedging debenture issues—current (assets)	44	381

Issue swaps and swap hedging debenture issues—current	38	548	548

Financial instruments hedging net investment	n/a	n/a

Financial instruments held for trading
Other interest rate swaps—assets	7	4,960
Other interest rate swaps—liabilities	(4)	9,022

Other swaps assets and liabilities	3	13,982	13,976				5	1

Currency swaps and forward exchange contracts—assets	283	8,579
Currency swaps and forward exchange contracts—liabilities	(23)	2,372

Currency swaps and forward exchange contracts—assets and liabilities	260	10,951	10,542	77	44	88	16	184

(1)	These amounts set the levels of notional involvement and are not indicative of an contingent gain or loss.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

As of December 31, 2004		Notional amount (1)
Assets / (Liabilities)	Fair Value	Total	2005	2006	2007	2008	2009	2010 and after
Financial instruments hedging non-current financial debt
Issue swaps and swap hedging debenture issues—non-current	—	—
Issue swaps and swap hedging debenture issues—non-current	1,476	8,057

Issue swaps and swap hedging debenture issues—non-current	1,476	8,057		474	1,599	1,698	1,948	2,338

Non-current currency and interest rate swaps hedging bank loans	40	105	37	2	66	—	—

Issue swaps and swap hedging debenture issues—current (liabilities)	—	—
Issue swaps and swap hedging debenture issues—current (assets)	440	1,433

Issue swaps and swap hedging debenture issues—current	440	1,433	1,433

Financial instruments hedging net investment	n/a	n/a

Financial instruments held for trading
Other interest rate swaps—assets	20	9,947
Other interest rate swaps—liabilities	(9)	7,090

Other swaps assets and liabilities	11	17,037	17,031	1	—	—	—	5

Currency swaps and forward exchange contracts—assets	17	1,809
Currency swaps and forward exchange contracts—liabilities	(334)	8,838

Currency swaps and forward exchange contracts—assets and liabilities	(317)	10,647	10,276	111	28	16	16	200

(1)	These amounts set the levels of notional involvement by the Company and are not indicative of an unrealized gain or loss.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

B. FINANCIAL INSTRUMENTS RELATED TO COMMODITY CONTRACTS

These financial instruments are recognized at their fair value under recorded under the “Accounts receivable and other current assets” or “Accounts payable and other creditors” depending whether they are assets or liabilities.

As of December 31,	2005
Assets / (Liabilities)	Notional value— assets (1)	Notional value— liabilities (1)	Carrying amount	Fair Value
Commodities instruments on crude oil, petroleum products and freight rates
Petroleum products and crude oil swaps (1)	5,474	6,356	13	13
Forward freight agreements	46	47	—	—
Forwards (2)	4,839	5,156	(14)	(14)
Options(3)	5,426	3,770	79	79
Futures(4)	627	2,045	(35)	(35)
Options on futures(3)	398	178	13	13

Total - Commodities instruments on crude oil, petroleum products and freight rates			56	56

Commodities instruments on gas and power
Swaps(1)	1,205	1,017	28	28
Forwards	7,656	9,080	(623)	(623)
Options(3)	60	41	—	—
Futures(4)	177	43	35	35

Total—Commodities instruments on gas and power			(560)	(560)

Total			(504)	(504)

Total of fair value not recognized in the balance sheet				—

(1)	Swaps (including “Contracts for differences”): the “Notional value” columns correspond to receive-fixed and pay-fixed swaps.
(2)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown. The 2004 figures have consequently been adjusted.
(3)	Options: the “Notional value“ columns correspond to the nominal value of options (calls or puts) purchased and sold, valued based on the strike price.
(4)	Futures: the “Notional value“ columns correspond to the net purchasing/selling positions, valued based on the closing rate on the organized exchange market.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

As of December 31,	2004
Assets / (Liabilities)	Notional value— assets (1)	Notional value— liabilities (1)	Carrying amount	Fair Value
Commodities instruments on crude oil, petroleum products and freight rates
* Petroleum products and crude oil swaps (2)	3,454	3,778	32	32
* Forward freight agreements	29	71	4	4
* Forwards	3,045	4,145	(10)	(10)
* Options(3)	2,712	2,162	9	9
* Futures(4)	549	926	(2)	(2)
* Options on futures(3)	199	228	—	—

Total—Commodities instruments on crude oil, petroleum products and freight rates			33	33

Commodities instruments on natural gas and power
* Swaps(2)	140	240	(1)	(1)
* Forwards	4,568	5,227	(272)	(272)
* Options(3)	35	22	—	—
* Futures(4)	36	20	(5)	(5)

Total—Commodities instruments on natural gas and power			(278)	(278)

Total			(245)	(245)

Total of fair value not recognized in the balance sheet				—

(1)	Swaps (including “Contracts for differences”): the “Notional value” columns correspond to receive-fixed and pay-fixed swaps.
(2)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(3)	Options: the “Notional value“ columns correspond to the nominal value of options (calls or puts) purchased and sold, valued based on the strike price.
(4)	Futures: the “Notional value“ columns correspond to the net purchasing/selling positions, valued based on the closing rate on the organized exchange market.

Contracts on crude oil and petroleum products have been primarily entered into for a short-term (less than one year).

29. MARKET RISKS

A. OIL AND GAS MARKET RELATED RISKS

Due to the nature of its business, the Group has a significant involvement in oil and gas trading as part of its normal operations in order to attempt to optimize revenues from its crude oil and gas production and obtain favorable pricing for supplies for its refineries.

In its international oil trading activities, the Group follows a policy of not selling its future oil and gas production for future delivery. However, in connection with these trading activities, the Group, like most other oil companies, uses energy derivative instruments to adjust its exposure to prices fluctuations of crude oil, refined products, gas and power. Furthermore, the Group uses freight-rate derivative contracts in its Shipping activities in order to adjust its exposure to freight-rate fluctuations. In order to hedge against this risk, the Company uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

To measure market risks related to the prices of oil and gas products, the Group uses a “value at risk” method. Under this method, for the Group’s crude oil and refined products trading activities, there is a 97.5% probability that unfavorable daily market variations would result in a loss defined as the “Value at risk” of less than 7.7 M€ per day defined as the “Value at risk”, based on positions as of December 31, 2005. Over the year 2005, the average value at risk was 9.7 M€, the lowest value at risk was 4.2 M€, the highest value at risk was 17.6 M€.

As part of its gas and power trading activity, the Group also uses derivative instruments such as futures, forwards, swaps and options in both organized and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. There is a 97.5% probability that unfavorable daily market variations would result in a loss of less than 4.6 M€ per day, based on positions as of December 31, 2005. Over the year 2005, the average value at risk was 3.6 M€, the lowest value at risk was 1.6 M€, the highest value at risk was 8.4 M€.

The Group has implemented strict policies and procedures to manage and monitor these market risks. Trading and financial controls are carried out separately and an integrated information system enables real-time monitoring of trading activities. Limits on trading positions are approved by the Group’s Executive Committee and are monitored daily. To increase flexibility and encourage liquidity, hedging operations are performed with numerous independent operators, including other oil companies, major energy consumers and financial institutions. The Group has established limits for each counterparty, and outstanding amounts for each counterparty are monitored on a regular basis.

B. FINANCIAL MARKETS RELATED RISKS

Within its financing and cash management activities, the Company uses derivative instruments in order to manage its exposure to changes in interest rates and foreign exchange rates. This includes mainly interest rates and currency swaps. The Group might also use on an occasional basis futures, caps, floors and options contracts. The current operations and their accounting treatment are detailed in Notes 1 L, 21 and 28.

Risks relative to cash management activities and to interest rate and foreign exchange financial instruments are managed in accordance with rules set by the Group’s executive management. Liquidity positions and the management of financial instruments are centralized in the Treasury Department.

Cash management activities are organized into a specialized department for operations on financial markets. The “Financial Control” Department handles the daily monitoring of limits and positions and validates results. It values financial instruments and, if necessary, performs sensitivity analysis.

(i) Management of currency exposure

The Group seeks to minimize the currency exposure of each exposed entity by reference to its functional currency (primarily the euro, U.S. dollar, pound sterling, and Norwegian krone).

For currency exposure generated by commercial activity, the hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and in some cases on the forward market. The Group rarely hedges estimated flows and, in this case, may use options.

With respect to currency exposure linked to non-current assets in foreign currencies, the Company has a hedging policy which results in reducing the associated currency exposure by financing in the same currency.

Short-term net currency exposure is periodically monitored with limits set by the Company’s executive management. The Group’s Treasury Department manages this currency exposure and centralizes borrowing activities on the financial markets (the proceeds of which are then are loaned to the borrowing subsidiaries), cash centralization for the Group companies and investments of these funds on the monetary markets.

(ii) Management of short-term interest rate exposure and cash

Cash balances, which are primarily composed of euros and U.S. dollars, are managed with three main objectives set out by management (to maintain maximum liquidity, to optimize revenue from investments considering existing interest rate yield curves, and to minimize the cost of borrowing), over a horizon of less than twelve months and on

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modification of the currency exposure.

(iii) Management of interest rate risk on long-term debt

The Group policy consists of incurring long-term debt primarily at a floating rate or at a fixed rate depending on opportunities at the issuance with regards to the level of interest rates, in U.S. dollars or in euros according to the general corporate purposes. Long-term interest rate and currency swaps can hedge debenture loans at their issuance in order to create a variable rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, TOTAL can also enter into long-term interest rate swaps.

(iv) Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact on the fair value of the current financial instruments as of December 31, 2005, of an increase or decrease of 10% in the interest rate yield curves in each of the currencies.

As of December 31, 2005	Carrying amount	Estimated fair value	Change in fair value with a 10% interest rate increase	Change in fair value with a 10% interest rate decrease
Assets / (Liabilities)
Debenture loans (non-current portion, before swaps)	(11,025)	(11,025)	126	(129)
Issue swaps and swaps hedging debenture loans (liabilities)	(128)	(128)	(62)	63
Issue swaps and swaps hedging debenture loans (assets)	450	450	(53)	54
Fixed-rate bank loans	(411)	(406)	7	(7)
Current portion of long-term debt (after swaps, excluding capital lease obligations)	(920)	(919)	1	(1)
Other interest rates swaps	3	3	(3)	3
Currency swaps and forward exchange contracts	260	260	4	(4)
Currency options	—	—	—	—

As of December 31, 2004	Carrying amount	Estimated fair value	Change in fair value with a 10% interest rate increase	Change in fair value with a 10% interest rate decrease
Assets / (Liabilities)
Debenture loans (non-current portion, before swaps)	(9,727)	(9,727)	110	(112)
Issue swaps and swaps hedging debenture loans (liabilities)	—	—	—	—
Issue swaps and swaps hedging debenture loans (assets)	1,476	1,476	(107)	109
Fixed-rate bank loans	(288)	(274)	8	(9)
Current portion of long-term debt (after swaps, excluding capital lease obligations)	(2,199)	(2,199)	1	(1)
Other interest rates swaps	11	11	—	—
Currency swaps and forward exchange contracts	(317)	(317)	—	—
Currency options	—	—	—	—

As a result of its the policy for the management of currency exposure previously described, the Group believes that its short-term currency exposure is not material. The Group’s sensitivity to long-term currency exposure is primarily attributable to the net equity of the subsidiaries whose functional currency is the U.S. dollar and, to a lesser extent, the pound sterling and the Norwegian krone. This sensitivity is reflected by the historical evolution of the currency translation adjustment imputed in the statement of changes in shareholders’ equity which, in the

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

course of the last two fiscal years, is essentially related to the evolution of the U.S. dollar and is set forth in the table below:

	Euro/U.S. dollar exchange rates	Currency translation adjustments (in millions of euros)
As of December 31, 2005	1.18	1,421
As of December 31, 2004	1.36	(1,429)

The long-term debt in U.S. dollars described in Note 21 is generally raised by the central treasury entities either in U.S. dollars or in euros, or in other currencies which are then systematically exchanged for U.S. dollars or euros according to the general corporate purposes, through issue swaps. The proceeds from these debt issuances are principally loaned to affiliates whose accounts are kept in U.S. dollars and any remaining balance is held in U.S. dollar-denominated investments. As a consequence, the net sensitivity of these positions to currency exposure is not material.

Short-term currency swaps which are included in “Currency swaps and forward exchange contracts” in Note 28 are used with the aim of optimization of centralized management of the cash of the Group. Thus the sensitivity to currency fluctuations which may be induced is likewise considered negligible.

As a result of this policy, the impact of currency exchange on consolidated income, as illustrated in Note 8, has not been significant despite the considerable fluctuation of the U.S. dollar (positive 78 M€ in 2005, negative 75 M€ in 2004).

(v) Management of counterparty risk

The Group has established standards for market transactions according to which bank counterparties must be approved in advance, based on an assessment of the counterparty’s financial soundness and its rating (Standard & Poors, Moody’s), which must be of high quality.

An overall authorized credit limit is set for each bank and is divided among the subsidiaries and the Group central treasury entities according to their needs for financial activities.

(vi) Stock Market risk

The Group holds interests in a number of publicly-traded companies (see Note 14). The market values of these holdings fluctuate due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

(vii) Liquidity risk

TOTAL S.A. has confirmed lines of credit granted by international banks, which would allow it to manage its short-term liquidity needs as required. The total amount of these lines of credit as of December 31, 2005, was $7,355 million, of which $7,293 million was unused. The terms and availability of these lines of credit are not conditioned on the Company’s financial ratios, its financial ratings or on the absence of events that could have a material adverse impact on its financial situation. The total amount, as of December 31, 2005, of confirmed lines of credit granted by international banks to Group companies, including TOTAL S.A., was $9,778 million of which $8,414 million was unused. Lines of credit given to Group companies other than TOTAL S.A. are not used for general Group purposes. They are used to finance general activities of that company or for specific projects.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

The following table shows the maturity of the financial assets and debts of the Group (see Note 21).

December 31, 2005	Less than 1 year	Between 1 year and 5 year	More than 5 years	Total
Assets/(Liabilities)
Financial debt after swaps	(3,619)	(9,057)	(4,259)	(16,935)
Cash and cash equivalents	4,318	—	—	4,318
Net amount	699	(9,057)	(4,259)	(12,617)

December 31, 2004	Less than 1 year	Between 1 year and 5 year	More than 5 years	Total
Assets/(Liabilities)
Financial debt after swaps	(3,480)	(6,637)	(3,136)	(13,253)
Cash and cash equivalents	3,860	—	—	3,860
Net amount	380	(6,637)	(3,136)	(9,393)

30. RELATED PARTIES

The main transactions completed with, amounts receivables from and payables to related parties (principally all the investments carried under the equity method and subsidiaries excluded from consolidation) are detailed as follows:

As of December 31,	2005	2004
Balance Sheet
Receivables
Debtors and other debtors	353	303
Loans (excl. loans to equity companies)	465	463
Payables
Creditors and other creditors	406	273
Debts	19	—

As of December 31,	2005	2004
Income Statement
Sales	1,593	1,363
Purchases	2,482	1,646
Financial expenses	—	—
Financial income	56	79

31. OTHER RISKS AND CONTINGENT LIABILITIES

TOTAL is not currently aware of any event, litigation, risks or contingent liabilities could materially adversely affect the financial condition, assets, results or business of the Group.

Antitrust Investigations

1.	Following investigations into certain commercial practices in the chemicals industry in the United States, Arkema and certain other chemical subsidiaries of the Group are involved in several civil liability lawsuits in the United States and Canada for violations of antitrust laws. TOTAL S.A. has been named in certain of these suits as the parent company.

In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anti-competitive practices involving certain products sold by Arkema or its subsidiaries. Under one of these investigations, the European Commission fined Arkema 13.5 M€ and jointly fined Arkema and Elf Aquitaine 45 M€ in January 2005. Arkema and Elf Aquitaine have appealed to the Court of First Instance of the European Union. The Commission notified Arkema, TOTAL S.A. and Elf Aquitaine of complaints concerning two other product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

procedures and investigations. No facts have been alleged that would implicate TOTAL S.A. or Elf Aquitaine in these practices.

2.	Moreover, as a result of investigations started by the European Commission in October 2002 by the European Commission concerning certain Refining & Marketing subsidiaries of the Group, TOTAL Nederland N.V. received a statement of objections in October 2004. A statement of objections regarding these practices has also been addressed to TOTAL S.A., although no facts have been alleged that would implicate TOTAL S.A. in these practices.

3.	Given the discretionary powers granted to the European Commission for determining fines, it is not currently possible to determine with certainty the outcome of these investigations and lawsuits. In 2005, given the Commission’s stated intention to more severely punish anticompetitive practices and taking into account the Commission’s recent decisions in this area, the Group has reevaluated the amount of the related provisions recorded in its consolidated financial statements at the end of 2005.

The Group has increased the provisions recorded in its consolidated financial statements as of December 31, 2005 to cover the risks described in paragraph 1) above to 482 M€, an increase of 292 M€ compared to those booked as of December 31, 2004. (See Note 20 “Other non-current liabilities”).

4.	TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the outcome of these proceedings, the Group believes that they will not have a material adverse affect on its financial condition or results.

BUNCEFIELD

On December 11, 2005, several explosions followed by a major fire occurred at Buncefield, north of London, in an oil storage depot operated by HOSL, a company in which the British subsidiary of TOTAL holds 60% and another oil group holds 40%.

The explosion injured forty people, most of whom suffered slight wounds, and caused substantial property damage to the depot and the buildings and homes located nearby. The causes of the explosion are still not known and liabilities have not been established.

The Group is insured for damage to its facilities, operating losses and claims from third parties under its civil liability and believes that, based on the current information available, this accident should not have a significant impact on its financial position, cash flows or results.

VENEZUELA

The Group was informed by the Venezuelan government of a change in the method for calculating royalties. The Group also received a notice of additional tax assessment on the corporate income tax for the years 2001-2004.

The Group believes that it has complied with the applicable fiscal and legal provisions. The Group has paid a higher amount of royalties with reservations. The tax assessment is currently being reviewed.

In addition, at the request of the Venezuelan government, discussions are underway for revising the Jusepin contract. The Venezuelan government has made similar requests to all companies operating under this type of contract.

BOLIVIA

In May 2005 a new law changing the fiscal and regulatory framework for oil and gas operations in Bolivia was passed. TOTAL has asked the Bolivian authorities to open negotiations pursuant to a French-Bolivian treaty for the protection of investments in order to maintain the economic terms and a regulatory framework satisfactory to both parties.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

32. OTHER INFORMATION

A) RESEARCH AND DEVELOPMENT COSTS

The Group strategy of research and development is focused on the three segments of activity, principally in the following areas:

•	Exploration-Production technology allowing the access, at acceptable cost, to new energy resources (high-pressure/high-temperature, deep offshore, heavy crude oils, polyphasic transportation, acidic gas) as well as environment-friendly technologies such as reduction of greenhouse gas emissions, capture and sequestration of CO2 produced by the Group’s units, containment of acidic gas emissions and efficient use of water in the upstream industrial process.
•	Refining technology allowing the identification, the anticipation, and the reduction of constraints linked to the operation of the facilities, the evolution of specifications and the control of environmental emissions, including by exploitation of biofuels and, more generally, bioenergy, and marketing technology allowing the creation of innovative formulations of products representing sales opportunities.
•	Chemical processes to increase competitiveness, quality, safety and respect of the environment, in particular on the following themes: new catalyst and polymerization technologies, new products (biodegradable polymers and biopolymers, elastomers, anti-vibration systems, new coatings) as well as nano-technologies.

Research and development costs incurred by the Group during the 2005 accounting period amounted to 676 M€, corresponding to 0.5% of the turnover.

The staff dedicated in 2005 to these research and development activities are estimated at 5,312 people.

B)	TAXES PAID TO MIDDLE EAST OIL-PRODUCING COUNTRIES FOR THE PORTION WHICH TOTAL HELD HISTORICALLY AS CONCESSIONS

Taxes paid for the portion that TOTAL held historically as concessions (Abu Dhabi offshore and onshore, Dubai offshore, Oman and Abu Al Bu Khoosh) included in operating expenses amounted to 2,242 M€ in 2005 (1,487 M€ in 2004).

C) CO2 QUOTAS

The principles governing the accounting for CO2 quotas are presented in Note 1 paragraph T.

At December 31, 2005, the CO2 quotas delivered to Group sites were sufficient with respect to the emissions in 2005. Thus, the Group recognized no provisions for allowances to be returned.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

33. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Financial information presented in this document is based on the accounting policies as detailed in Note 1.

The summarized reconciliation of shareholders’ equity and net income from French GAAP to IFRS as of January 1, 2004 and for the year ended December 31, 2004, respectively, is as follows:

SHAREHOLDERS’ EQUITY	As of January 1, 2004	As of December 31, 2004
French GAAP	30,406	31,260
Inventories / replacement cost (Note 33.1)	1,028	1,503
Treasury shares (Note 33.2)	(1,388)	(1,327)
Employee benefits (Note 33.3)	(508)	(403)
Fixed assets
- Component based-approach (Note 33.4a)	210	215
- Impairment of assets (Note 33.4b)	(293)	(352)
- Goodwill amortization (Note 33.6a)		161
Financial instruments IAS 39 (Note 33.4c)	78	93
Equity-method affiliates’ IFRS restatement (Note 33.6c)	(53)	673
Other adjustments (Note 33.4)	(242)	(215)

IFRS	29,238	31,608

The summarized reconciliation of the net income Group share from French GAAP to IFRS for the year ended December 31, 2004 is as follows:

NET INCOME	As of December 31, 2004
French GAAP	9,612
Inventories / replacement cost (Note 33.1)	478
Employee benefits (Note 33.3)	43
Fixed assets
- Component based-approach (Note 33.4a)	5
- Impairment of assets (Note 33.4b)	(58)
- Goodwill amortization (Note 33.6a)	161
Share based payments (Note 33.6b)	(138)
Financial instruments IAS 39 (Note 33.4c)	12
Equity-method affiliates’ IFRS restatement (Note 33.6c)	746
Other adjustments (Note 33.4)	7

IFRS	10,868

The consolidated balance sheet as of January 1, 2004 and income statement for the year ended December 31, 2004 showing the reconciliation from French GAAP to IFRS is provided, respectively, in exhibits 1 and 2 of the current note.

Modification of the Group’s accounting principles

The main modifications of the Group’s accounting principles concern the following subjects:

NOTE 33.1: INVENTORIES

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

However, in the note setting forth information by business segment, the Group will continue to present the results of its Downstream segment according to the replacement cost method and those of its Chemicals segment according to the LIFO (Last-In, First-Out) method in order to ensure the comparability of the Group’s results with those of its leading competitors, mainly North-American.

Inventory valuation using the FIFO method, which implies the cancellation of the reserve for crude oil price changes, is reflected by an increase in the value of inventories and an increase in shareholders’ equity as of January 1, 2004.

The effect on 2004 net income amounts to 478 M€ for entities fully consolidated.

NOTE 33.2: TREASURY SHARES

In application of IAS 32 relating to financial instruments, treasury shares recorded under marketable securities in the financial statements prepared according to French GAAP, have been eliminated from shareholders’ equity.

NOTE 33.3: EMPLOYEE BENEFITS

The Group has decided to record unrecognized net actuarial losses and gains as of December 31, 2003 through retained earnings in accordance with IFRS 1.

As of the transition date, the negative impact on shareholders’ equity results from a decrease in other non-current assets (pension assets) and an increase of provisions for employee benefit obligations.

The effect on net income under IFRS results from the cancellation of the amortization of actuarial gains and losses as well as from immediate recognition of prior service costs vested (plan amendments) which were previously spread out under French GAAP.

NOTE 33.4: OTHER IFRS RESTATEMENTS

The other restatements at the transition date are as follows:

NOTE 33.4A: COMPONENT-BASED APPROACH

Pursuant to IAS 16 concerning tangible assets, the Group applies the component-based approach. The cost of major turnarounds of refineries and large petrochemical units are capitalized and depreciated over the period of time between two major turnarounds.

The effect on shareholders’ equity as of January 1, 2004 results from the capitalization of turnaround and major inspection components (valued on the basis of the costs of the last major turnaround) net of the corresponding depreciation and the reversal of provisions for turnaround costs accounted for under French GAAP. This restatement concerns primarily the major refineries within the Downstream segment and, to a lesser extent, the petrochemical units within the Chemicals sector.

NOTE 33.4B: IMPAIRMENT OF ASSETS

IAS 36 provides for the testing of assets for impairment purposes by comparison of the assets’ carrying values with the associated discounted future cash flows. The accounting policy previously applied by the Group (FAS No.144) provided that the calculation be based on undiscounted cash flows.

As of the transition date, this difference in methodology results in the impairment of certain fixed assets mainly within the Upstream segment.

NOTE 33.4C: FINANCIAL INSTRUMENTS (EXCLUDING TREASURY SHARES)

The Group’s application of IAS 32 and IAS 39 as of January 1, 2004 leads to the following restatements:

•	Publicly-traded equity securities

Publicly-traded equity securities are classified as “available for sale” and are therefore valued at fair value. Changes in fair value of these securities are recorded through shareholders’ equity.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

•	Derivatives

Derivatives are now recorded in the balance sheet whereas they were treated as off-balance sheet commitments under French GAAP.

Derivatives (combined interest rate and exchange swap contracts) associated with debenture loans are recognized as hedging instruments. These debenture loans and the hedging derivatives are valued at fair value. Fair value changes offset each other and have no material impact on earnings. The accounting value of these derivatives is included in the assets under “Financial instruments held for hedging of non-current financial debt purposes” or in the liabilities under “Non-current financial debt”.

Other derivative instruments (interest rate and exchange swaps, futures, options) are classified under the category of instruments held for trading purposes. These instruments are valued at fair value, and fair value changes are recognized as income or loss. The accounting value of these instruments is accounted for on the balance sheet under “Current financial instruments”.

These restatements have no material impact on the net income.

NOTE 33.4D: DEFERRED TAXES

In application of IAS 12 “Income taxes”, the Group records deferred income taxes on temporary differences resulting from the difference between the carrying value of its equity-method investments and the taxable basis of these investments. The deferred income tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon sale of these investments).

NOTE 33.4.E: LEASEHOLD RIGHTS

According to IFRS 6 “Exploration for and Evaluation of Mineral Resources”, the Group accounts for leasehold rights under “Intangible assets”.

NOTE 33.5: REPORTING PERFORMANCE

The Group has chosen to follow the recommendation of CNC (French accounting standard setter) # 2004-R02, dated October 27, 2004, for the presentation of its consolidated financial statements. This presentation will allow the reconciliation of the income statement items with performance indicators as presented in the note on information by business segment.

SALES OF PRODUCTS OR GOODS :

The indicator “sales” now includes excise taxes collected by the Group within the course of its oil distribution operations. Sales net of excise taxes are shown as “Revenue from sales” according to IAS18 “Revenue from ordinary activities”.

Pursuant to IAS 1 “Presentation of Financial Statements”, certain transactions within the Trading sector previously reported under sales and purchases must now be shown at their net value in sales. This restatement leads to a reduction of 22.2 B€ in sales as well as cost of goods sold.

Operating expenses

The breakdown of operating expenses, formerly provided solely in the notes to the consolidated financial statements, now appears directly on the face of the income statement and includes the following headings:

•	Purchases, net of inventory variation
•	Other operating expenses
•	Unsuccessful exploration costs

OPERATING INCOME

This indicator remains unchanged as compared to the operating income under French GAAP.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

(viii) Financial income

Financial income is henceforth broken down as follows:

•	cost of the net debt, distinguishing financial expenses related to indebtedness (financial interest on debt) and financial income from marketable securities & cash equivalents
•	income and expenses unrelated to debt : those items are comprised mainly of :
•	Expenses: financial charges resulting from the discounting of certain long-term liabilities (except employee benefits) and, the depreciation of shares in non-Group companies
•	Income: dividends, financial income from long-term loans granted to non-group companies, and capitalized financial costs.

(ix) Reconciliation to business segment information

The primary performance indicator « Net Operating Income » is computed as follows based on the items shown on the face of the income statement:

Operating income

+	Otherincome
-	Otherexpenses
+	Otherfinancial income
-	Otherfinancial expenses
-	Incometaxes
+	Equityin income (loss) of affiliates
-	Restatementof the tax expense related to the cost of the net debt
=	Net operating income

Henceforth, the whole set of items constituting the net operating income now appears on the face of the income statement, except for the split of income taxes between net operating income and the cost of the net debt.

NOTE 33.6: IFRS RESTATEMENTS WITH AN IMPACT ON THE NET INCOME

NOTE 33.6A : AMORTIZATION OF GOODWILL

Pursuant to IFRS 3 “Business combinations”, goodwill is no longer amortized. Instead, it is tested for impairment annually. The impact on 2004 net income is 161 M€, due to the cancellation of goodwill amortization.

NOTE 33.6B: SHARE-BASED PAYMENTS

The Group applies IFRS 2 “Share-based payments” as published by the International Accounting Standards Board (IASB). This standard applies to employee stock-option and share purchase plans and to capital increases reserved for employees retrospectively and not solely to the share transactions that were granted after November 7, 2002.

These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.

The cost of options is valued according to the Black-Scholes method and allocated on a straight line basis between the grant date and vesting date. For employee-reserved capital increases, the cost is immediately recognized as an expense.

The 2004 net income is adjusted due to an expense relating to employee share option and purchase plans and to the employee-reserved capital increase in 2003. The corresponding charge is estimated at approximately 138 M€.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

NOTE 33.6C: EQUITY-METHOD AFFILIATES’ IFRS RESTATEMENT

This restatement primarily relates to the implementation of IFRS in the equity-method affiliates’ financial statements, Sanofi-Aventis and Cepsa.

Within the financial statements prepared in compliance with IFRS by Sanofi-Aventis, in-progress R&D costs of Aventis have been capitalized as at the date of the merger. According to French GAAP, the R&D costs were directly charged to expense. The impact of this restatement amounts to 746 M€ on the net income—Group share.

The effect on net income of IFRS restatements related to inventories and share-based payments, as indicated previously, may change in the future depending on the volatility in prices of raw materials and specific provisions included within employee share purchase or option plans, respectively.

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Exhibit 1: Consolidated balance sheet as of January 1 and December 31, 2004 under IFRS

	January 1, 2004													December 31, 2004
Amounts in millions of euros	French GAAP	Inventories	Treasury shares	Employee benefits	Fixed assets		Financial instruments	Equity- method IFRS restatements	Currency translation adjustments	Other	Reclass	Total IFRS restatements	IFRS	IFRS
					Component approach	Impairment of assets
Intangible assets, net	2,017			(21)	(50)	(43)				(12)	1,574	1,448	3,465	3,176
Property, plant and equipment, net	36,286	(97)			247	(316)					(1,574)	(1,740)	34,546	34,906
Equity affiliates: investments and loans	7,833				2			(53)				(51)	7,782	10,680
Other investments	1,162						100					100	1,262	1,198
Hedging instruments of non-current financial debt							1,459					1,459	1,459	1,516
Other non-current assets	3,152	(304)		(479)	(72)	51				24		(780)	2,372	2,351

Total non-current assets	50,450	(401)		(500)	127	(308)	1,559	(53)		12	—	436	50,886	53,827

Inventories, net	6,137	1,649			(133)							1,516	7,653	9,264
Accounts receivable, net	12,357											—	12,357	14,025
Prepaid expenses and other current assets	4,779	(8)		(3)	6					(10)		(15)	4,764	5,314
Current financial instruments							215					215	215	477
Short-term investments	1,404		(1,388)				8				(24)	(1,404)	—	—
Cash and cash equivalents	4,836										24	24	4,860	3,860

Total current assets	29,513	1,641	(1,388)	(3)	(127)		223			(10)	—	336	29,849	32,940

TOTAL ASSETS	79,963	1,240	(1,388)	(503)	—	(308)	1,782	(53)		2		772	80,735	86,767

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

	January 1, 2004													December 31, 2004
Amounts in millions of euros	French GAAP	Inventories	Treasury shares	Employee benefits	Fixed assets		Financial instruments	Equity- method IFRS restatements	Currency translation adjustments	Other	Reclass	Total IFRS restatements	IFRS	IFRS
					Component approach	Impairment of assets
Common shares	6,491												6,491	6,350
Paid-in surplus and retained earnings	27,183	1,028	(1,388)	(508)	210	(293)	78	(53)	(3,268)	(242)		(4,436)	22,747	26,687
Cumulative translation adjustment	(3,268)								3,268			3,268	(0)	(1,429)

Total shareholders’ equity—Group share	30,406	1,028	(1,388)	(508)	210	(293)	78	(53)		(242)		(1,168)	29,238	31,608

Minority interests and subsidiaries’ redeemable preferred shares	1,060	12		(4)	17	(1)				(5)		19	1,079	810

Total shareholders’ equity	31,466	1,040	(1,388)	(512)	227	(294)	78	(53)		(247)		(1,149)	30,317	32,418

Deferred income taxes	5,443	186		(92)	41	(10)	18			248		391	5,834	6,402
Employees benefits	3,818			3								3	3,821	3,607
Other non-current liabilities	6,344			98	(270)		(2)					(174)	6,170	6,274
Non-current liabilities	15,605	186		9	(229)	(10)	16			248		220	15,825	16,283
Non-current financial debt	9,783						1,490					1,490	11,273	11,289
Accounts payable	10,304												10,304	11,672
Other creditors and accrued liabilities	8,970	14			2	(4)				1		13	8,983	11,148
Current borrowings	3,835						(1)					(1)	3,834	3,614
Current financial instruments							199					199	199	343

Total current liabilities	23,109	14			2	(4)	198			1		211	23,320	26,777

TOTAL LIABILITIES	79,963	1,240	(1,388)	(503)		(308)	1,782	(53)		2		772	80,735	86,767

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

Exhibit 2: Consolidated income statement for year 2004 under IFRS

	French GAAP	Sales trading	Inventories	Employee benefits	Fixed assets		Financial instru- ments	Share- based payment	Goodwill amortization	Equity- method IFRS restatement	Other IFRS restatements	Total IFRS restatements	IFRS
					Component approach	Impairment of assets
Sales	144,217	(22,219)										(22,219)	121,998
Excise taxes	(21,517)											0	(21,517)
Total revenues	122,700	(22,219)										(22,219)	100,481
Purchase net of inventory variation	(81,496)	22,219	722								(1)	22,940	(58,556)
Other operating expenses	(19,231)			68	199			(138)			(1)	128	(19,103)
Unsuccessful exploration costs	(414)												(414)
Depreciation, depletion and amortization of tangible assets and leasehold rights	(5,498)				(198)	(26)						(224)	(5,722)

Total operating income	16,061	0	722	68	1	(26)		(138)			(2)	625	16,686

Other income	3,078										61	61	3,139
Other expense	(904)					(44)			(218)		(31)	(293)	(1,197)
Financial income on cash and cash equivalent and equity securities	588										(16)	(16)	572
Financial interest on debt	(756)						18				1	19	(737)
Cost of the net debt	(168)						18				(15)	3	(165)
Other financial income	333												333
Other financial expense	(235)												(235)
Income taxes	(8,316)		(238)	(25)	4	12	(6)				(1)	(254)	(8,570)
Equity in income (loss) of affiliates	337								71	750		821	1,158
Goodwill amortization	(308)								308			308

Consolidated net income	9,878	0	484	43	5	(58)	12	(138)	161	750	12	1,271	11,149

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

	French GAAP	Sales trading	Inventories	Employee Benefits	Fixed assets		Financial instruments	Share- based payment	Goodwill amortization	Equity- method IFRS restatement	Other IFRS restatements	Total IFRS restatements	IFRS
					Component approach	Impairment of Assets
Group share	9,612		478	43	5	(58)	12	(138)	161	746	7	1,256	10,868
Minority interests and dividends on subsidiaries’ redeemable preferred shares	266		6							4	5	15	281
Earnings per share (euro)	15.61												17.92
Adjusted net income (1)	9,039												9,131
Adjusted earnings per share (euro)	14.68												15.05

(1)	Adjusted net income (net income (Group share) adjusted for special items, inventory valuation effect, and excluding Total’s equity share of intangible assets amortization related to the Sanofi-Aventis merger).

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

34. List of the principal consolidated subsidiaries as of December 31, 2005

As of December 31, 2005, 787 subsidiaries were consolidated of which 682 were fully consolidated, 11 were proportionately consolidated (P) and 94 were accounted for under the equity method (E).

The following is a list of the principal consolidated subsidiaries:

UPSTREAM			UPSTREAM (continued)

Central Puerto		(63.8)%	Total Energie Développement		(100)%

Deer Creek Energy		(100)%	Total Energie Gaz		(99.5)%

Elf Exploration Production		(99.5)%	Total Gabon		(58.0)%

Elf Petroleum Iran		(99.8)%	Total Gas & Power North America		(100)%

Elf Petroleum Nigeria Ltd.		(99.8)%	Total Gasandes S.A.		(100)%

Piedra del Aguila	E	(41.3)%	Total Gaz & Electricité Holdings France		(99.5)%

Tepma Colombie		(99.7)%	Total Holdings Nederland B.V.		(99.7)%

Total (BTC) Ltd		(99.8)%	Total Infrastructures Gaz France		(99.5)%

Total Abu Al Bu Khoosh		(99.8)%	Total LNG Angola		(100)%

Total Austral		(99.8)%	Total LNG Nigeria Ltd		(99.5)%

Total Coal South Africa Ltd		(100)%	Total Midstream UK Ltd		(99.7)%

Total E & P Algérie		(99.8)%	Total Oil & Gas Venezuela B.V.		(99.7)%

Total E & P Angola		(99.8)%	Total Profils Pétroliers		(99.8)%

Total E & P Azerbaidjan B.V.		(100)%	Total Qatar Oil & Gas		(99.8)%

Total E & P Bolivie		(99.8)%	Total Sirri		(99.8)%

Total E & P Bornéo B.V.		(99.7)%	Total South Pars		(99.8)%

Total E & P Cameroun		(75.4)%	Total Upstream UK Ltd		(99.7)%

Total E & P Congo		(99.5)%	Total Venezuela		(100)%
Total E & P Indonésie		(99.8)%
Total E & P Kazakhstan		(100)%	DOWNSTREAM

Total E & P Myanmar		(99.8)%	Air Total International		(100)%

Total E & P Nederland B.V.		(99.7)%	AS24		(99,8)%

Total E & P Nigeria		(100)%	Atlantic Trading & Marketing		(100)%

Total E & P Norge AS		(99.7)%	Cepsa	E	(45.0)%

Total E & P Oman		(99.8)%	Chartering & Shipping Services S.A.		(100)%

Total E & P Qatar		(99.8)%	Egedis		(99.8)%

Total E & P Russie		(99.8)%	S.A. de la Raffinerie des Antilles	P	(49.9)%

Total E & P Syrie		(99.8)%	Socap International		(99.5)%

Total E & P Thaïland		(99.8)%	Stela		(99.8)%

Total E & P USA, Inc.		(100)%	Total (Africa) Ltd		(99.5)%

Total E & P Yémen		(99.8)%	Total (China) Investments		(100)%

Total E & P Canada Ltd		(100)%	Total (Philippines) Corp.		(99.8)%

Total E & P Libye		(99.8)%	Total Belgium		(100)%

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

DOWNSTREAM (continued)			CHEMICALS (continued)

Total Côte d’Ivoire		(72.9)%	Arkema SRL		(99.5)%

Total Deutschland GmbH		(99.7)%	Arkema, Inc		(99.9)%

Total España		(99.8)%	Atotech BV		(99.7)%

Total Fluides		(99.8)%	Bostik Holding S.A.		(99.5)%

Total France		(99.8)%	Bostik S.A.		(99.5)%

Total Holdings Deutschland		(99.7)%	Cray Valley S.A.		(100)%

Total International Ltd.		(100)%	Grande Paroisse S.A.		(99.5)%

Total Italia		(99.7)%	Hutchinson Corporation		(100)%

Total Kenya		(78.3)%	Hutchinson S.A.		(100)%

Total Lindsey Oil Refinery		(99.7)%	Qatar Petrochemical Company Ltd	E	(19.9)%

Total Lubrifiants S.A.		(99.8)%	Samsung Total Petrochemicals	P	(49.9)%

Total Maroc		(100)%	Total Petrochemicals France		(99.5)%

Total Nederland N.V.		(99.7)%	Total Petrochemicals Iberica		(100)%

Total Nigeria		(61.6)%	Total Petrochemicals USA		(100)%

Total Outre-Mer		(100)%

Total Portugal Petroleos S.A.		(100)%	CORPORATE AND OTHER ACTIVITIES

Total Raffinaderij Nederland	P	(55.0)%	Elf Aquitaine		(99.5)%

Total Raffinerie Mitteldeutschland		(99.7)%	Elf Aquitaine Fertilisants		(99.5)%

Total Sénégal		(94.9)%	Omnium des Participations S.A.		(100)%

Total South Africa		(66.8)%	Omnium Insurance and Reinsurance Cy		(100)%

Total South East Asia		(99.8)%	Elf Aquitaine		(100)%

Total Turkiye		(99.9)%	Petrofina		(100)%

Total UK Ltd		(99.7)%	Sanofi-Aventis	E	(13.1)%

TotalGaz		(99.8)%	Socap Ltd		(99.5)%

TotalGaz Argentina		(99.8)%	Sofax Banque		(99.5)%

TOTSA Total Oil Trading S.A.		(99.5)%	Total Capital		(100)%

Urbaine des Pétroles		(99.8)%	Total Chimie		(100)%
			Total E & P Holdings		(99.8)%
CHEMICALS			Total Finance S.A.		(100)%

Arkema Quimica S.A.		(99.3)%	Total Holdings USA, Inc.		(100)%

Arkema S.A.		(99.5)%	Total Treasury		(100)%

TOTAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in millions of euros, M€ except for per share amount, or where otherwise indicated)

35. COMPENSATION FOR THE ADMINISTRATION AND MANAGEMENT BODIES

The aggregate amount paid directly or indirectly by the French and foreign affiliates of the Company as compensation to the executive officers of TOTAL (the members of the Management Committee and the Treasury) amounted to 18.8 M€ in 2005, compared with EUR 16.9 M€ in 2004 (29 persons).

The compensation allocated to members of the Board of Directors for directors’ fees totaled 0.84 M€ in 2005, pursuant to the resolution of the Joint Ordinary and Extraordinary Shareholders’ Meeting of May 14, 2004.

The expense booked for share-based payments to the executive officers of the Group was 13 M€ in 2005.

The benefits provided for the executive officers include indemnities paid when retiring and supplementary pension schemes that represent an obligation of 108.9 M€ as of December 31, 2005. The related pension cost amounted to 9.2 M€ in 2005.

TOTAL

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Charged to other accounts(1)	Charged to costs and expenses	Deductions(2)	Balance at end of period
	(Amounts in M€)
VALUATION AND QUALIFYING ACCOUNTS DEDUCTED FROM THE RELATED ASSETS ACCOUNTS
2005
Investments and other non-current assets(3)	1,416	48	(98)	39	1,405
Inventories	394	—	(12)	31	413
Accounts receivable	488	—	37	37	562
Other current assets	37	—	(1)	27	63

Total	2,335	48	(74)	134	2,443

2004
Investments and other non-current assets(3)	1,334	51	(98)	129	1,416
Inventories	305	40	—	49	394
Accounts receivable	518	—	(13)	(18)	487
Other current assets	42	—	(2)	(2)	38

Total	2,199	91	(113)	158	2,335

LONG-TERM LIABILITIES
2005
Employee benefits	3,607	305	(508)	9	3,413
Other liabilities and deferred income taxes	12,390	2,319	(1,882)	888	13,715

Total	15,997	2,624	(2,390)	897	17,128

2004
Employee benefits	3,816	442	(634)	(17)	3,607
Other liabilities and deferred income taxes	11,555	2,306	(1,613)	142	12,390

Total	15,371	2,748	(2,247)	125	15,997

(1)	Amounts charged to other accounts include (i) minimum liability adjustments and (ii) currency translation adjustments.

(2)	Deductions correspond to (i) amounts reversed into income, which offset charges for which the reserves were created, (ii) adjustments to deferred income tax assets and liabilities, and (iii) adjustments to the replacement cost reserve.

(3)	The breakdown between investments and other non-current assets is as follows:

	As of December 31,
	2005	2004
Investments	821	809
Other non-current assets	584	607

	1,405	1,416

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

Information shown in the following tables is presented in accordance with Statement of Financial Accounting Standards No. 69 (FAS No. 69, “Disclosures About Oil an Gas Producing Activities”).

As explained in Note 4 of the Notes to the Consolidated Financial Statements (“Summary of Differences Between Accounting Principles followed by the Company and United States Generally Accepted Accounting Principles”), the consolidated financial statements have been prepared in accordance with IFRS, which differ in certain respects from those applicable in the United States of America (“U.S. GAAP”).

The acquisitions of Petrofina and Elf Aquitaine that were originally accounted for as pooling-of-interests in accordance with French GAAP, have not been restated under IFRS, pursuant to an exemption provided by IFRS 1 “First-time adoption of International Financial Reporting Standards.” Under U.S. GAAP, the acquisitions of PetroFina and Elf Aquitaine do not qualify as pooling-of-interests and therefore would have been accounted for as purchases.

Under IFRS, the Group follows IAS36 “Impairment of Assets”, whereas under U.S. GAAP, it follows FAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, the Group has elected to record unrecognized actuarial gains and losses as of January 1, 2004 to retained earnings. Under U.S. GAAP, this exemption is not applicable and generates a difference relating to the amortization of actuarial gains and losses recognized in income.

Therefore, the FAS No. 69 disclosures, which are based on the Company’s primary financial statements prepared in accordance with IFRS, have been supplemented with an additional set of tables derived from U.S. GAAP figures.

For more detail about the differences between the accounting principles followed by the Company and United Sates Generally Accepted Accounting Principles, see Note 4 of the Notes to the Consolidated Financial Statements (“Summary of Differences Between Accounting Principles followed by the Company and United States Generally Accepted Accounting Principles”) included elsewhere herein.

Capitalized costs

Capitalized costs represent the amounts of capitalized proved and unproved property costs, including support equipment and facilities, along with the related accumulated depreciation, depletion and amortization.

The following tables present details of capitalized costs related to the Group’s oil and gas exploration and production activities as of the dates and on the basis indicated.

	Consolidated subsidiaries
	Europe	Africa	North America	Asia	Rest of World	Total
	(Amounts in M€)
IFRS basis
December 31, 2005
Proved properties	26,922	19,227	2,209	3,524	9,825	61,707
Unproved properties	63	731	110	14	133	1,051

Total capitalized costs	26,985	19,958	2,319	3,538	9,958	62,758
Accumulated depreciation	(19,190)	(11,708)	(1,216)	(1,453)	(4,646)	(38,213)

Net capitalized costs	7,795	8,250	1,103	2,085	5,312	24,545
Company’s share of equity affiliates’ net capitalized costs		296			409	705
December 31, 2004
Proved properties	25,035	16,206	1,551	2,605	7,509	52,906
Unproved properties	51	544	113	17	104	829

Total capitalized costs	25,086	16,750	1,664	2,622	7,613	53,735
Accumulated depreciation	(17,512)	(10,385)	(881)	(1,010)	(3,567)	(33,355)

Net capitalized costs	7,574	6,365	783	1,612	4,046	20,380
Company’s share of equity affiliates’ net capitalized costs		214			501	715
U.S. GAAP basis
December 31, 2005
Proved properties	29,685	21,087	2,370	3,524	9,825	66,491
Unproved properties	63	731	110	14	133	1,051

Total capitalized costs	29,748	21,818	2,480	3,538	9,958	67,542
Accumulated depreciation	(20,343)	(12,194)	(1,320)	(1,453)	(4,646)	(39,956)

Net capitalized costs	9,405	9,624	1,160	2,085	5,312	27,586
Company’s share of equity affiliates’ net capitalized costs		296			409	705
December 31, 2004
Proved properties	27,798	18,146	1,712	2,605	7,540	57,801
Unproved properties	51	544	113	17	104	829

Total capitalized costs	27,849	18,690	1,825	2,622	7,644	58,630
Accumulated depreciation	(18,492)	(10,774)	(970)	(1,012)	(3,457)	(34,705)

Net capitalized costs	9,357	7,916	855	1,610	4,187	23,925
Company’s share of equity affiliates’ net capitalized costs		214			507	715
December 31, 2003
Proved properties	26,800	17,910	1,742	2,434	7,220	56,106
Unproved properties	127	519	165	33	100	944

Total capitalized costs	26,927	18,429	1,907	2,467	7,320	57,050
Accumulated depreciation	(17,362)	(10,703)	(937)	(867)	(3,152)	(33,021)

Net capitalized costs	9,565	7,726	970	1,600	4,168	24,029
Company’s share of equity affiliates’ net capitalized costs		277			525	802

Costs incurred

The tables below present the costs incurred in the Group’s oil and gas property acquisition, exploration and development activities, including both capitalized and expensed amounts.

	Consolidated subsidiaries
	Europe	Africa	North America	Asia	Rest of World	Total
	(Amounts in M€)
IFRS and U.S. GAAP basis
December 31, 2005
Proved property acquisition	—	25	17	—	74	116
Unproved property acquisition	—	56	3	—	—	59
Exploration costs	108	298	39	15	125	585
Development costs(1)	1,201	1,907	338	491	1,232	5,169

Total costs incurred	1,309	2,286	397	506	1,431	5,929

IFRS and U.S. GAAP basis
December 31, 2004
Proved property acquisition	—	2	—	—	29	31
Unproved property acquisition	—	—	5	3	—	8
Exploration costs	99	279	94	29	142	643
Development costs(1)	1,084	1,588	203	379	874	4,128

Total costs incurred	1,183	1,869	302	411	1,045	4,810

U.S. GAAP basis
December 31, 2003
Proved property acquisition	—	61	3	2	180	246
Unproved property acquisition	—	15	8	1	—	24
Exploration costs	69	211	58	48	220	606
Development costs	910	1,361	219	434	833	3,757

Total costs incurred	979	1,648	288	485	1,233	4,633

(1) Including asset retirement costs capitalized during the year and any gain or losses recognized upon settlement of asset retirement obligations during the year.

Group’s share of equity affiliates’ costs of property acquisition, exploration and development:

Year ended December 31, 2005		45			145	190
Year ended December 31, 2004		56			184	240
Year ended December 31, 2003		64			171	235

Costs to develop Proved Undeveloped Reserves

The following table presents the amounts spent to develop the proved undeveloped reserves in 2003, 2004 and 2005, as well as the amounts included in the most recent standardized measure of future net cash flows to develop proved undeveloped reserves in each of the next three years.

	2003	2004	2005	2006		2007		2008
	(Amounts in M€)
Costs to develop Proved Undeveloped Reserves (consolidated subsidiaries)	3,480	3,567	4,751	5,870	(1)	4,418	(1)	3,351	(1)

(1)	Estimates.

Results of operations of oil and gas producing activities

The following tables include revenues and expenses associated directly with the Group’s oil and gas producing activities. They do not include any interest costs.

	Consolidated subsidiaries
	Europe	Africa	North America	Asia	Rest of World	Total
	(Amounts in M€)
IFRS basis
Year ended December 31, 2005
Revenues
Sales to unaffiliated parties	2,384	1,911	22	1,767	2,594	8,678
Transfers to affiliated parties	6,629	8,080	474	340	924	16,447

Total Revenues	9,013	9,991	496	2,107	3,518	25,125
Production costs	(851)	(605)	(43)	(173)	(285)	(1,957)
Exploration expenses	(85)	(148)	(46)	(20)	(132)	(431)
Depreciation, depletion and amortization and valuation allowances	(1,164)	(851)	(184)	(273)	(543)	(3,015)
Other expenses(1)	(207)	(1,052)	(9)	(20)	(680)	(1,968)

Pretax income from producing activities	6,706	7,335	214	1,621	1,878	17,754
Income tax	(4,089)	(5,056)	(88)	(773)	(731)	(10,737)

Results of oil and gas producing activities	2,617	2,279	126	848	1,147	7,017

Year ended December 31, 2004
Revenues
Sales to unaffiliated parties	2,027	1,163	40	1,446	1,820	6,496
Transfers to affiliated parties	4,917	6,081	548	250	645	12,441

Total Revenues	6,944	7,244	588	1,696	2,465	18,937
Production costs	(783)	(578)	(49)	(162)	(248)	(1,820)
Exploration expenses	(40)	(146)	(90)	(31)	(107)	(414)
Depreciation, depletion and amortization and valuation allowances	(1,190)	(829)	(245)	(252)	(486)	(3,002)
Other expenses(1)	(176)	(764)	(5)	(15)	(288)	(1,248)

Pretax income from producing activities	4,755	4,927	199	1,236	1,336	12,453
Income tax	(2,700)	(3,233)	(88)	(591)	(250)	(6,862)

Results of oil and gas producing activities	2,055	1,694	111	645	1,086	5,591

(1) Including production taxes and FAS No. 143 accretion expense (137 M€ in 2004, 146 M€ in 2005).

Group’s share of equity affiliates’ results of oil and gas producing activities:

Year ended December 31, 2005		113			166	279
Year ended December 31, 2004		80			200	280

	Consolidated subsidiaries
	Europe	Africa	North America	Asia	Rest of World	Total
	(Amounts in M€)
U.S. GAAP basis
Year ended December 31, 2005
Revenues
Sales to unaffiliated parties	2,384	1,911	22	1,767	2,594	8,678
Transfers to affiliated parties	6,629	8,080	474	340	924	16,447

Total Revenues	9,013	9,991	496	2,107	3,518	25,125
Production costs	(851)	(605)	(43)	(173)	(285)	(1,957)
Exploration expenses	(85)	(148)	(46)	(20)	(132)	(431)
Depreciation, depletion and amortization and valuation allowances	(1,358)	(974)	(199)	(273)	(677)	(3,481)
Other expenses(1)	(207)	(1,052)	(9)	(20)	(680)	(1,968)

Pretax income from producing activities	6,512	7,212	199	1,621	1,744	17,288
Income tax	(3,990)	(5,011)	(83)	(773)	(712)	(10,569)

Results of oil and gas producing activities	2,522	2,201	116	848	1,032	6,719

Year ended December 31, 2004
Revenues
Sales to unaffiliated parties	2,027	1,163	40	1,446	1,820	6,496
Transfers to affiliated parties	4,917	6,081	548	250	645	12,441

Total Revenues	6,944	7,244	588	1,696	2,465	18,937
Production costs	(787)	(578)	(49)	(162)	(247)	(1,823)
Exploration expenses	(40)	(146)	(90)	(31)	(107)	(414)
Depreciation, depletion and amortization and valuation allowances	(1,403)	(925)	(255)	(252)	(507)	(3,342)
Other expenses(1)	(176)	(764)	(5)	(15)	(288)	(1,248)

Pretax income from producing activities	4,538	4,831	189	1,236	1,316	12,110
Income tax	(2,574)	(3,179)	(81)	(591)	(247)	(6,672)

Results of oil and gas producing activities	1,964	1,652	108	645	1,069	5,438

Year ended December 31, 2003
Revenues
Sales to unaffiliated parties	1,994	731	48	1,286	1,722	5,781
Transfers to affiliated parties	4,635	4,679	494	195	623	10,626

Total Revenues	6,629	5,410	542	1,481	2,345	16,407
Production costs	(778)	(562)	(86)	(171)	(240)	(1,837)
Exploration expenses	(40)	(95)	(55)	(35)	(134)	(359)
Depreciation, depletion and amortization and valuation allowances	(1,497)	(872)	(171)	(190)	(590)	(3,320)
Other expenses(1)	(188)	(640)	(14)	(16)	(259)	(1,117)

Pretax income from producing activities	4,126	3,241	216	1,069	1,122	9,774
Income tax	(2,364)	(1,918)	(80)	(498)	(208)	(5,068)

Results of oil and gas producing activities	1,762	1,323	136	571	914	4,706

(1) Including production taxes and FAS No. 143 accretion expense (121 M€ in 2003, 137 M€ in 2004, 146 M€ in 2005).

Group’s share of equity affiliates’ results of oil and gas producing activities:

Year ended December 31, 2005		113			166	279
Year ended December 31, 2004		80			200	280
Year ended December 31, 2003		118			176	294

Oil and gas reserves

The following tables present, for crude oil, condensates and natural gas liquids reserves and for natural gas reserves, an estimate of the Group’s oil and gas quantities by geographical areas at December 31, 2005, 2004 and 2003.

Quantities shown concern:

•	proved developed and undeveloped reserves together with changes in quantities for 2005, 2004 and 2003.
•	proved developed reserves.

The definitions used for proved oil and gas reserves, proved developed oil and gas reserves and proved undeveloped reserves are in accordance with the applicable U.S. Securities & Exchange Commission regulation, Rule 4-10 of Regulation S-X. Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. This process involves making subjective judgments; consequently, measures of reserves are not precise and are subject to revision. The reserve estimates shown below do not include quantities that may or may not be produced, due to changes in economic conditions or pursuant to new technologies. For additional information on TOTAL’s reserves estimation process, see “Item 4. Information on the Company—Business Overview—Upstream—Reserves” included elsewhere herein.

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

Estimated proved reserves of crude oil and natural gas

The following tables reflect the estimated proved reserves of crude oil and natural gas as of December 31, 2003, 2004 and 2005, and the changes therein.

	Crude Oil, Condensate and Natural Gas Liquids (Mb)
	Europe	Africa	North America	Asia	Rest of World	Total	Equity Affiliates and Non- Consolidated
Balance as of January 1, 2003	1,135	3,075	34	87	1,605	5,936	1,295

Revisions of previous estimates	108	53	1	1	245	408	(20)
Extensions, discoveries and other	5	55	67	—	127	254	—
Acquisitions of reserves in place	—	2	—	—	77	79	—
Sales of reserves in place	(6)	(16)	(1)	—	—	(23)	—
Production for the year	(169)	(221)	(2)	(9)	(102)	(503)	(103)

Balance as of December 31, 2003	1,073	2,948	99	79	1,952	6,151	1,172

Revisions of previous estimates	93	(26)	(13)	11	(119)	(54)	(15)
Extensions, discoveries and other	43	46	—	—	227	316	61
Acquisitions of reserves in place	12	—	—	—	—	12	—
Sales of reserves in place	(1)	(18)	—	—	—	(19)	—
Production for the year	(154)	(255)	(6)	(11)	(91)	(517)	(104)

Balance as of December 31, 2004	1,066	2,695	80	79	1,969	5,889	1,114

Revisions of previous estimates	32	(15)	96	(7)	6	112	(4)
Extensions, discoveries and other	23	21	—	—	—	44	—
Acquisitions of reserves in place	—	7	58	—	—	65	—
Sales of reserves in place	—	—	—	—	(36)	(36)	—
Production for the year	(143)	(245)	(3)	(10)	(91)	(492)	(100)

Balance as of December 31, 2005	978	2,463	231	62	1,848	5,582	1,010

Minority interests in proved developed and undeveloped reserves as of (Mb):

December 31, 2003	23	85	—	—	—	108
December 31, 2004	22	80	—	—	—	102
December 31, 2005	19	77	—	—	—	96

Proved developed and undeveloped reserves of equity and non-consolidated affiliates as of:

Year ended December 31, 2003		97			1,075	1,172
Year ended December 31, 2004		73			1,041	1,114
Year ended December 31, 2005		59			951	1,010

Proved developed reserves as of (Mb):

December 31, 2003	769	1,354	28	50	574	2,775	788
December 31, 2004	734	1,351	15	48	477	2,625	772
December 31, 2005	692	1,318	13	44	423	2,490	709

Proved developed reserves of equity and non-consolidated affiliates as of:

Year ended December 31, 2003		77			711	788
Year ended December 31, 2004		67			705	772
Year ended December 31, 2005		51			658	709

	Natural Gas (Bcf)
	Europe	Africa	North America	Asia	Rest of World	Total	Equity Affiliates and Non- Consolidated
Balance as of January 1, 2003	7,196	3,697	522	5,931	2,613	19,959	1,616

Revisions of previous estimates	173	54	80	(201)	84	190	66
Extensions, discoveries and other	39	—	—	—	2,175	2,214	—
Acquisitions of reserves in place	—	—	—	—	—	—	—
Sales of reserves in place	(3)	—	(28)	—	—	(31)	—
Production for the year	(834)	(148)	(108)	(421)	(146)	(1,657)	(90)

Balance as of December 31, 2003	6,571	3,603	466	5,309	4,726	20,675	1,592

Revisions of previous estimates	84	609	(91)	(137)	355	820	65
Extensions, discoveries and other	148	728	—	18	450	1,344	63
Acquisitions of reserves in place	68	—	—	—	—	68	—
Sales of reserves in place	(44)	—	(7)	—	—	(51)	—
Production for the year	(812)	(161)	(88)	(448)	(188)	(1,697)	(94)

Balance as of December 31, 2004	6,015	4,779	280	4,742	5,343	21,159	1,626

Revisions of previous estimates	383	141	8	(227)	240	545	(7)
Extensions, discoveries and other	145	27	—	—	43	215	2,954
Acquisitions of reserves in place	—	3	—	—	—	3	—
Sales of reserves in place	—	—	—	—	—	—	—
Production for the year	(753)	(152)	(64)	(458)	(225)	(1,652)	(93)

Balance as of December 31, 2005	5,790	4,798	224	4,057	5,401	20,270	4,480

Minority interests in proved developed and undeveloped reserves as of (Bcf):

December 31, 2003	102	29	—	—	—	131	—
December 31, 2004	111	84	—	—	—	195	—
December 31, 2005	101	80	—	—	—	181	—

Proved developed and undeveloped reserves of equity and non-consolidated affiliates as of:

Year ended December 31, 2003					1,592	1,592
Year ended December 31, 2004		18			1,608	1,626
Year ended December 31, 2005		17			4,463	4,480

Proved developed reserves as of (Bcf):

December 31, 2003	4,862	1,775	348	3,214	1,367	11,566	1,568
December 31, 2004	4,300	2,071	232	2,862	1,548	11,013	1,562
December 31, 2005	4,130	2,285	187	2,910	1,758	11,270	1,525

Proved developed reserves of equity and non-consolidated affiliates as of:

Year ended December 31, 2003					1,568	1,568
Year ended December 31, 2004		18			1,544	1,562
Year ended December 31, 2005		17			1,508	1,525

Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

1.	estimates of proved reserves and the corresponding production profiles are based on technical and economic conditions at year end;

2.	the estimated future cash flows from proved reserves are determined based on prices at December 31, with future price changes considered only to the extent provided by contractual arrangements in existence at year-end;

3.	the future cash flows incorporate estimated production costs (including production taxes), future development costs and asset retirement costs. All estimates are based on year-end technical and economic conditions;

4.	future income taxes are computed by applying the year-end statutory tax rate to future net cash flows after consideration of permanent differences and future income tax credits; and

5.	future net cash flows are discounted at a standard discount rate of 10 percent.

These principles applied are those required by FAS No. 69 and do not necessarily reflect the expectations of real revenues from these reserves, nor their present value; hence, they do not constitute criteria of investment decision. An estimate of the fair value of reserves should also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

The following is the projected standardized measure of discounted future net cash flows relating to proved oil and gas reserves:

	Consolidated subsidiaries
	Europe	Africa	North America	Asia	Rest of World	Total
	(Amounts in M€)
U.S. GAAP basis
December 31, 2003
Future cash inflows	44,136	69,191	3,507	14,315	39,544	170,693
Future production costs	(6,862)	(12,423)	(901)	(2,143)	(9,855)	(32,184)
Future development costs	(6,317)	(9,645)	(417)	(2,269)	(4,784)	(23,432)
Future net cash flows, before income taxes	30,957	47,123	2,189	9,903	24,905	115,077

Future income taxes	(20,241)	(25,960)	(379)	(4,233)	(7,037)	(57,850)

Future net cash flows, after income taxes	10,716	21,163	1,810	5,670	17,868	57,227
Discount at 10%	(3,389)	(10,151)	(691)	(2,575)	(11,303)	(28,109)

Standardized measure of discounted future net cash flows	7,327	11,012	1,119	3,095	6,565	29,118

IFRS and U.S. GAAP basis
December 31, 2004
Future cash inflows	49,233	76,576	2,695	13,737	42,437	184,678
Future production costs	(7,389)	(13,170)	(792)	(2,077)	(10,561)	(33,989)
Future development costs	(6,448)	(10,001)	(356)	(2,316)	(4,436)	(23,557)
Future net cash flows, before income taxes	35,396	53,405	1,547	9,344	27,440	127,132

Future income taxes	(23,711)	(33,859)	(304)	(4,091)	(8,613)	(70,578)

Future net cash flows, after income taxes	11,685	19,546	1,243	5,253	18,827	56,554
Discount at 10%	(4,085)	(8,919)	(455)	(2,167)	(12,091)	(27,717)

Standardized measure of discounted future net cash flows	7,600	10,627	788	3,086	6,736	28,837

IFRS and U.S. GAAP basis
December 31, 2005
Future cash inflows	80,179	119,119	6,646	18,046	71,417	295,407
Future production costs	(8,842)	(19,402)	(3,213)	(2,381)	(17,709)	(51,547)
Future development costs	(6,581)	(13,087)	(789)	(2,761)	(5,019)	(28,237)
Future net cash flows, before income taxes	64,756	86,630	2,644	12,904	48,689	215,623

Future income taxes	(43,824)	(54,598)	(528)	(5,802)	(15,285)	(120,037)

Future net cash flows, after income taxes	20,932	32,032	2,116	7,102	33,404	95,586
Discount at 10%	(7,592)	(13,856)	(868)	(2,744)	(21,132)	(46,192)

Standardized measure of discounted future net cash flows	13,340	18,176	1,248	4,358	12,272	49,394

Minority interests in future net cash flows as of:

Year ended December 31, 2003	351	304				655
Year ended December 31, 2004	297	287				584
Year ended December 31, 2005	515	546				1,061

Group’s share of equity affiliates’ future net cash flows as of:

Year ended December 31, 2003		666			1,139	1,805
Year ended December 31, 2004		494			1,101	1,595
Year ended December 31, 2005		598			2,930	3,528

Changes in the standardized measure of discounted future net cash flows

The following table indicates the changes in the standardized measure of discounted future net cash flows for the periods indicated.

	For the year ended December 31,
	2005	2004	2003
	(Amounts in M€)
Consolidated
Beginning of year	28,837	29,118	37,230
Sales and transfers, net of production costs	(17,104)	(12,791)	(14,870)
Net change in sales and transfer prices, net of production costs	52,711	12,919	(13,453)
Extensions, discoveries and improved recovery, net of future production and development costs	1,126	974	1,997
Changes in estimated future development costs	(1,106)	(1,215)	832
Previously estimated development costs incurred during the year	5,333	3,790	3,987
Revisions of previous quantity estimates	6,313	(2,684)	(1,109)
Accretion of discount	2,444	2,912	3,723
Net change in income taxes	(28,943)	(4,255)	10,778
Purchases of reserves in place	41	292	190
Sales of reserves in place	(258)	(223)	(187)

End of year	49,394	28,837	29,118