Form 20-F
period 2007-12-31
TOTAL SA
filed 2008-04-02
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-10888

TOTAL S.A.

(Exact Name of Registrant as Specified in Its Charter)

Republic of France

(Jurisdiction of Incorporation or Organization)

2, place de la Coupole

La Défense 6

92400 Courbevoie

France

(Address of Principal Executive Offices)

Robert Castaigne

Chief Financial Officer

TOTAL S.A.

2, place de la Coupole

La Défense 6

92400 Courbevoie

France

Tel: +33 (0)147 444546

Fax: +33 (0)147 444944

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

2,395,532,097 Shares, par value €2.50 each, as of December 31, 2007

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

Basis of Presentation

In general, financial information included in this Annual Report is presented according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU) as of December 31, 2007.

Statements Regarding Competitive Position

Statements made in “Item 4. Information on the Company” referring to TOTAL’s competitive position are based on the Company’s estimates, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and TOTAL’s internal assessments of market share based on publicly available information about the financial results and performance of market participants.

Additional Information

This Annual Report on Form 20-F reports information primarily regarding TOTAL’s business and operations and financial information relating to the fiscal year ended December 31, 2007. For more recent updates regarding TOTAL, you may read and copy any reports, statements or other information TOTAL files with the Securities and Exchange Commission. All of TOTAL’s Securities and Exchange Commission filings made after December 31, 2001 are available to the public at the Securities and Exchange Commission web site at http://www.sec.gov and from certain commercial document retrieval services. See also “Item 10. Additional Information — Documents on Display”.

CERTAIN TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The total area, expressed in acres, over which TOTAL has interests in exploration or production.

“ADRs”	American Depositary Receipts evidencing ADSs.

“ADSs”	American Depositary Shares representing the shares of TOTAL S.A.

“barrels”	Barrels of crude oil, including condensate and natural gas liquids.

“Company”	TOTAL S.A.

“condensate”	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil, including condensate and natural gas liquids.

“Group”	TOTAL S.A. and its subsidiaries and affiliates. The terms TOTAL and Group are used interchangeably.

“hydrocracker”	A refinery unit which uses a catalyst and extraordinarily high pressure, in the presence of surplus hydrogen, to shorten molecules.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“proved reserves”	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions. The full definition of “proved reserves” which we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the Securities and Exchange Commission is found in Rule 4-10 of Regulation S-X under the U.S. Securities Act of 1933, as amended.

“proved developed reserves”	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved. The full definition of “proved developed reserves” which we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the Securities and Exchange Commission is found in Rule 4-10 of Regulation S-X under the U.S. Securities Act of 1933, as amended.

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

“steam cracker”	A petrochemical plant that turns naphtha and light hydrocarbons into ethylene, propylene, and other chemical raw materials.

“TOTAL”	TOTAL S.A. and its subsidiaries and affiliates. We use such term interchangeably with the term Group. When we refer to the parent holding company alone, we use the term TOTAL S.A. or the Company.

“trains”	Facilities for converting, liquefying, storing and off-loading natural gas.

“TRCV”	An aggregate margin for topping, reforming, cracking, visbreaking in Western Europe developed and used internally by TOTAL’s management as an indicator of refining margins.

“turnarounds”	Temporary shutdowns of facilities for maintenance, overhaul and upgrading.

ABBREVIATIONS

b	barrel	k	thousand
cf	cubic feet	M	million
boe	barrel of oil equivalent	B	billion
t	metric ton	W	watt
m3	cubic meter	GWh	gigawatt-hour
/y	per year	TWh	terawatt-hour
		Wp	watt peak

CONVERSION TABLE

1 acre	= 0.405 hectares

1 b	= 42 U.S. gallons

1 boe	= 1 b of crude oil	= 5,508 cf of gas in 2007(a)

= 5,494 cf of gas in 2006

= 5,483 cf of gas in 2005

1 b/d of crude oil	= approximately 50 t/y of crude oil

1 Bm3/y	= approximately 0.1 Bcf/d

1 m3	= 35.3147 cf

1 kilometer	= approximately 0.62 miles

1 ton	= 1 t	= 1,000 kilograms (approximately 2,205 pounds)

1 ton of oil	= 1 t of oil	= approximately 7.5b of oil (assuming a specific gravity of 37° API)

1 t of LNG	= approximately 8.9 boe	= approximately 48 Mcf of gas

1 Mt/y LNG		= approximately 133 Mcf/d

(a)	Natural gas is converted to barrels of oil equivalent using a ratio of cubic feet of natural gas per one barrel. This ratio is based on the actual average equivalent energy content of the TOTAL’s natural gas reserves during the applicable periods, and is subject to change. The tabular conversion rate is applicable to TOTAL’s natural gas reserves on a group-wide basis.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data for TOTAL on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union for the years ended December 31, 2007, 2006, 2005 and 2004. The historical consolidated financial statements of TOTAL for these periods, from which the financial data presented below for such periods are derived, have been audited by Ernst & Young Audit and KPMG S.A., independent registered public accounting firms and the Company’s auditors. All such data should be read in conjunction with the Consolidated Financial Statements and the

Notes thereto included elsewhere herein. IFRS accounts have not been published for the year ended December 31, 2003.

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

SELECTED CONSOLIDATED FINANCIAL DATA

(M€, except per share data)	2007		2006	2005	2004	2003(f)
INCOME STATEMENT DATA
Revenues from sales	€136,824		€132,689	€117,057	€95,325
Net income, Group share	13,181		11,768	12,273	10,868
Earnings per share(a)	5.84		5.13	5.23	4.50
Fully diluted earnings per share(a)	5.80		5.09	5.20	4.48

CASH FLOW STATEMENT DATA(b)(c)
Cash flow from operating activities	€17,686		€16,061	€14,669	€14,662
Total expenditures	11,722		11,852	11,195	8,904

BALANCE SHEET DATA(c)
Total assets	€113,541		€105,223	€106,144	€86,767
Non-current financial debt	14,876		14,174	13,793	11,289
Minority interests	842		827	838	810
Shareholders’ equity — Group share	44,858		40,321	40,645	31,608

DIVIDENDS
Dividend per share (euros)(a)	€2.07	(d)	€1.87	€1.62	€1.35	€1.18
Dividend per share (dollars)(a)	$3.02	(d)(e)	$2.46	$1.99	$1.74	$1.41

(a)	Historical figures regarding per share information for 2005, 2004 and 2003 have been recalculated to reflect the four-for-one stock split on May 18, 2006.
(b)	See Consolidated Statement of Cash Flows included in the Consolidated Financial Statements included elsewhere herein.
(c)	Comparative balance sheets and cash flow information include Arkema which was spun off on May 12, 2006.
(d)	Subject to approval by the shareholders’ meeting on May 16, 2008.
(e)	Including an interim dividend of $1.46 paid in November 2007 and the proposed final dividend of €1.07, converted at a rate of $1.45/€.
(f)	TOTAL did not publish financial data in accordance with IFRS in 2003 because, at the time, our financial statements were required to be presented in conformity with French Generally Accepted Accounting Principles. For this reason, we have not provided selected financial data for 2003.

EXCHANGE RATE INFORMATION

For information regarding the effects of currency fluctuations on TOTAL’s results, see “Item 5. Operating and Financial Review and Prospects”.

Most currency amounts in this Annual Report on Form 20-F are expressed in euros (“euros” or “€”) or in U.S. dollars (“dollars” or “$”). For the convenience of the reader, this Annual Report on Form 20-F presents certain translations into dollars of certain euro amounts. Unless otherwise stated, the translation of euros to dollars has been made at the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by The Federal Reserve Bank of New York (the “Noon Buying Rate”) for December 31, 2007, of $1.46 per € 1.00 (or € 0.68 per $1.00).

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

DOLLAR/EURO EXCHANGE RATES

Year	Average Rate(a)
2003	1.13
2004	1.25
2005	1.24
2006	1.26
2007	1.37

(a)	The average of the Noon Buying Rate expressed in dollars/euro on the last business day of each full month during the relevant year.

The table below shows the high and low dollar/euro exchange rates for the previous six months based on the Noon Buying Rate expressed in dollars per euro.

DOLLAR/EURO EXCHANGE RATES

Period	High	Low
October 2007	1.45	1.41
November 2007	1.49	1.44
December 2007	1.48	1.43
January 2008	1.49	1.46
February 2008	1.52	1.45
March 2008	1.58	1.52

The Noon Buying Rate on March 31, 2008 for the dollar against the euro was $1.58/€.

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

A substantial or extended decline in oil or natural gas prices would have a material adverse effect on our results of operations.

Prices for oil and natural gas historically have fluctuated widely due to many factors over which we have no control. These factors include:

•	global and regional economic and political developments in resource-producing regions, particularly in the Middle East, Africa and South America,
•	global and regional supply and demand,
•	the ability of the Organization of Petroleum Exporting Countries (OPEC) and other producing nations to influence global production levels and prices,
•	prices of alternative fuels which affect our realized prices under our long-term gas sales contracts,
•	governmental regulations and actions,
•	global economic conditions,
•	war or other international conflicts,
•	cost and availability of new technology,
•	changes in demographics, including population growth rates and consumer preferences, and
•	adverse weather conditions (such as hurricanes) that can disrupt supplies or interrupt operations of our facilities.

Substantial or extended declines in oil and natural gas prices would adversely affect our results of operations by reducing our profits. For the year 2008, we estimate that a decrease of $1.00 per barrel in the price of Brent crude would have the effect of reducing our annual adjusted net operating income from the Upstream segment by approximately 0.12 B€ (calculated with a base case exchange rate of $1.50 per €1.00). Lower oil and natural gas prices over prolonged periods may also reduce the economic viability of projects planned or in development, causing us to cancel or postpone capital expansion projects, and may reduce liquidity, thereby potentially decreasing our ability to finance capital expenditures. If we are unable to follow through with capital expansion projects, our opportunities for future revenue and profitability growth would be reduced, which could materially impact our financial condition.

We face foreign exchange risks that could adversely affect our results of operations.

Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in dollars, the international currency of petroleum sales, while a significant portion of our operating expenses and income taxes accrue in euros and other currencies. Movements between the dollar and euro or other currencies may adversely affect our business by negatively impacting our booked revenues and income.

Our long-term profitability depends on cost effective discovery and development of new reserves; if we are unsuccessful, our results of operations and financial condition would be materially and adversely affected.

A significant portion of our revenues and the majority of our operating income are derived from the sale of crude oil and natural gas which we extract from underground reserves discovered and developed as part of our Upstream business. In order for this business to continue to be profitable, we need to replace depleted reserves with new proved reserves. Furthermore, we need to accomplish such replacement in a manner that allows subsequent production to be economically viable. However, our ability to discover or acquire and develop new reserves successfully is uncertain and can be negatively affected by a number of factors, including:

•	unexpected drilling conditions, including pressure or irregularities in geological formations,
•	equipment failures or accidents,
•	our inability to develop new technologies that permit access to previously inaccessible fields,
•	adverse weather conditions,
•	compliance with unanticipated governmental requirements,
•	shortages or delays in the availability or delivery of appropriate equipment,
•	industrial action, and
•	problems with legal title.

Any of these factors could lead to cost overruns and impair our ability to make discoveries or complete a development project, or to make production economical. If we fail to discover and develop new reserves cost-effectively on an ongoing basis, our results of operations, including profits, and our financial condition would be materially and adversely affected.

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

Our proved reserves figures are estimates reflecting applicable reporting regulations. Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. This process involves making subjective judgments. Consequently, estimates of reserves are not exact measurements and are subject to revision. They may be negatively impacted by a variety of factors which could cause such estimates to be adjusted downward in the future, or cause our actual production to be lower than our currently reported proved reserves indicate. The main factors which may cause our proved reserves estimates to be adjusted downward, or actual production to be lower than the amounts implied by our currently reported proved reserves, include:

•	a decline in the price of oil or gas, making reserves no longer economically viable to exploit and therefore not classifiable as proved,
•	an increase in the price of oil or gas, which may reduce the reserves that we are entitled to under production sharing and buyback contracts,
•	changes in tax rules and other government regulations that make reserves no longer economically viable to exploit,
•	the quality and quantity of our geological, technical and economic data, which may prove to be inaccurate,
•	the actual production performance of our reservoirs, and
•	engineering judgments.

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

A significant portion of our oil and gas production occurs in unstable regions around the world, most significantly Africa, but also the Middle East, Asia/Far East and South America. Approximately 34%, 16%, 11% and 10%, respectively, of our 2007 production came from these four regions. In recent years, a number of the countries in these regions have experienced varying degrees of one or more of the following: economic instability, political volatility, civil war, violent conflict and social unrest. In Africa, certain of the countries in which we have production have recently suffered from some of these conditions. In particular, shutdowns of production in the Niger Delta due to security concerns led to a 2% decrease in our oil and gas production in 2006. The Middle East in general has recently suffered increased political volatility in connection with violent conflict and social unrest. A number of countries in South America where we have production and other facilities, including Argentina, Bolivia and Venezuela, have suffered from political or economic instability and social unrest and related problems. In the Far East, Indonesia has suffered the majority of these conditions. Any of these conditions alone or in combination could disrupt our operations in any of these regions, causing substantial declines in production. Furthermore, in addition to current production, we are also exploring for and developing new reserves in other regions of the world that are historically characterized by political, social and economic instability, such as the Caspian Sea region where we have a number of large projects currently underway. The occurrence and magnitude of incidents related to economic, social and political instability are unpredictable. It is possible that they could have a material adverse impact on our production and operations in the future.

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

We have significant exploration and production, and in some cases refining, marketing or chemicals operations, in developing countries whose governmental and regulatory framework is subject to unexpected change and where the enforcement of contractual rights is uncertain. In addition, our exploration and production activity in such countries is often done in conjunction with state-owned entities, for example as part of a joint venture, where the state has a significant degree of control. In recent years, in various regions globally, we have seen governments and state-owned enterprises exercising greater authority and imposing more stringent conditions on companies pursuing exploration and production activities in their respective countries, increasing the costs and uncertainties of our business operations, which is a trend we expect to continue. Potential increasing intervention by governments in such countries can take a wide variety of forms, including:

•	the award or denial of exploration and production interests,
•	the imposition of specific drilling obligations,
•	price and/or production quota controls,
•	nationalization or expropriation of our assets,
•	unilateral cancellation or modification of our license or contract rights,
•	increases in taxes and royalties, including retroactive claims,
•	the establishment of production and export limits,
•	the renegotiation of contracts,
•	payment delays, and
•	currency exchange restrictions or currency devaluation.

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

We currently have investments in Iran and, to a lesser extent, Syria, Myanmar, Sudan and Cuba. U.S. legislation and regulations currently impose economic sanctions on these countries.

Under the Iran Sanctions Act of 1996 (as amended, “ISA”), which implements sanctions against Iran with the objective of denying it the ability to support acts of international terrorism and fund the development of weapons of mass destruction, investments of $20 million or more in any 12-month period in the petroleum sector in Iran are prohibited, and may lead to a request for the imposition of sanctions (from a list that includes denial of financing by the U.S. Export-Import Bank and limitations on the amount of loans or credits available from U.S. financial institutions). In May 1998, the U.S. government waived the application of sanctions for TOTAL’s investment in the South Pars gas field in Iran. This waiver, which has not been modified since it was granted, does not address TOTAL’s other activities in Iran, although TOTAL has not been notified of any related sanctions. However, European Union Council Regulation No. 2271/96 prohibits TOTAL from complying with any requirement or prohibition based on or resulting directly or indirectly from certain legislation, including ISA. This regulation also prohibits TOTAL from applying to extend its waiver for South Pars to other activities.

In each of the years since the passage of ISA, TOTAL has made investments in Iran (excluding South Pars) in excess of $20 million. In 2007, TOTAL’s average daily production in Iran amounted to 15 kboe/d, approximately 0.5% of its average daily worldwide production. TOTAL may invest amounts significantly in excess of $20 million per year in Iran. TOTAL cannot predict interpretations of or the implementation policy of the U.S. government under ISA with respect to its current or future activities in Iran. It is possible that the United States may determine that these or other activities constitute activity prohibited by ISA and will subject TOTAL to sanctions. TOTAL does not believe that enforcement of ISA, including the imposition of the maximum sanctions under current applicable law and regulations, would have a material adverse effect on its results of operations or financial condition.

Furthermore, the United States currently imposes economic sanctions, which are administered by the U.S. Treasury Department’s Office of Foreign Assets Control and which apply to U.S. persons, on Iran, Syria, Myanmar, Sudan and Cuba. TOTAL does not believe that these sanctions are applicable to any of its activities in these countries. In 2007, TOTAL’s average daily production in Syria amounted to 15 kboe/d and that in Myanmar to 17 kboe/d, in each case less than 1% of its average daily worldwide production. TOTAL does not have active operations in Sudan, but does have a production sharing contract for a block in South Sudan, where it will consider proceeding with exploration and production activities when suitable legal and security conditions have been established. TOTAL has limited marketing activities in Cuba.

In addition, in recent years certain U.S. states, including California, Iowa and Illinois, have passed legislation requiring state pension funds to divest themselves of investments in any company with active business operations in Sudan. On December 31, 2007, the U.S. Congress adopted the Sudan Accountability and

Divestment Act, which supports these state legislative initiatives. If such laws were to apply to TOTAL’s presence in Sudan and were implemented resulting in certain state pension funds holding large interests in TOTAL selling such interests, such sales, if significant, could have an adverse effect on TOTAL’s share price. For more information on TOTAL’s presence in Sudan, see “ Item 4. Information on the Company — Other Matters — Regulations concerning Sudan.”

ITEM 4. INFORMATION ON THE COMPANY

History and development

TOTAL S.A., a French société anonyme (limited company) incorporated in France on March 28, 1924, together with its subsidiaries and affiliates, is the fourth largest publicly-traded integrated international oil and gas company in the world(1).

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

The Company’s principal office is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France. Its telephone number is +33 (0)1 47 44 45 46.

TOTAL S.A. is registered in France with the Nanterre Trade Register under the registration number 542 051 180.

(1)	Based on market capitalization (in dollars) as of December 31, 2007.

Business Overview

TOTAL’s worldwide operations are conducted through three business segments: Upstream, Downstream, and Chemicals. The table below gives information on the geographic breakdown of TOTAL’s activities and is taken from Note 5 to the Consolidated Financial Statements included in this Annual Report.

(M€)	France	Rest of Europe	North America	Africa	Far East and rest of the world	Total
2007
Non-Group sales(a)	37,949	73,757	12,404	10,401	24,241	158,752
Property, plant and equipment, intangible assets, net	6,437	14,554	4,444	11,872	8,810	46,117
Capital expenditures	1,627	2,538	740	3,745	3,072	11,722
2006
Non-Group sales(a)	36,890	70,992	13,031	10,086	22,803	153,802
Property, plant and equipment, intangible assets, net	5,860	14,066	4,318	10,595	10,442	45,281
Capital expenditures	1,919	2,355	881	3,326	3,371	11,852
2005
Non-Group sales(a)	34,362	53,727	17,663	8,304	23,551	137,607
Property, plant and equipment, intangible assets, net	6,300	14,148	4,748	9,546	10,210	44,952
Capital expenditures	1,967	2,178	1,691	2,858	2,501	11,195

(a)	Non-Group sales from continuing operations.

Upstream

TOTAL’s Upstream segment includes Exploration & Production and Gas & Power activities. The Group has exploration and production activities in more than 40 countries and produces oil or gas in 30 countries. The Group’s Gas & Power division conducts activities downstream from production related to natural gas, liquefied natural gas (LNG) and liquefied petroleum gas (LPG), as well as power generation and trading, and other activities.

Exploration & Production

Exploration and development

TOTAL’s Upstream segment aims at continuing to combine long-term growth and profitability at the levels of the best in the industry.

TOTAL evaluates exploration opportunities based on a variety of geological, technical, political and economic factors (including taxes and licence terms), and on projected oil and gas prices. Discoveries and extensions of existing discoveries accounted for approximately 60% of the 2,445 Mboe added to the Upstream segment’s proved reserves during the three-year period ended December 31, 2007 (before deducting production and sales of reserves in place and adding any acquisitions of reserves in place during this period). The remaining 40% comes from revisions.

TOTAL continued to follow an active exploration program in 2007, with exploration investments of consolidated subsidiaries amounting to 1,233 M€ (including unproved property acquisition costs). The main exploration investments were made in Nigeria, Angola, the UK, Norway, Libya, Congo, Australia, Venezuela, China, Indonesia, Canada, Brunei, Algeria, the United States, Mauritania, Yemen, Kazakhstan, Brasil, Azerbaijan and Thailand. In 2006, TOTAL’s exploration investments amounted to 1,214 M€ (including unproved property acquisition costs, excluding the acquisition of an interest in the Ichthys LNG project in Australia), mostly in Nigeria, the UK, Angola, the United States, Libya, Venezuela, Norway, Algeria, Congo, Kazakhstan, Canada, Indonesia, Australia, Argentina, Cameroon, Mauritania, Gabon, China, Azerbaijan and Thailand. In 2005, TOTAL’s exploration investments amounted to 644 M€, essentially in Nigeria, Angola, the UK, Norway, Congo, the United States, Libya, Algeria, Argentina, Kazakhstan, Colombia, Indonesia and the Netherlands.

The Group’s consolidated Exploration & Production subsidiaries’ development expenditures amounted to 7 B€ in 2007, primarily in Angola, Norway, Nigeria, Kazakhstan, Congo, the UK, Indonesia, Gabon, Canada, Qatar, Venezuela and the United States. In 2006, development expenditures amounted to 6 B€ (including shares in the Ichthys LNG project in Australia), predominantly in Norway, Angola, Nigeria, Kazakhstan, Indonesia, Congo, Yemen, Qatar, the UK, Canada, Australia, the United States, Venezuela, Azerbaijan and Gabon. Development expenditures for 2005 amounted to approximately 5 B€ and were carried out principally in Norway, Angola, Nigeria, Kazakhstan, Indonesia, the UK, Qatar, Congo, Azerbaijan, Gabon, Canada and Yemen.

Reserves

The definitions used for proved, proved developed and proved undeveloped oil and gas reserves are in accordance with the applicable U.S. Securities & Exchange Commission (SEC) regulation, Rule 4-10 of Regulation S-X. Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions.

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

The reserves estimation process demands:

•	internal peer reviews of technical evaluations to ensure that the SEC definitions and guidance are followed, and

•	a requirement that management makes significant funding commitments towards the development of the reserves prior to booking.

TOTAL’s oil and gas reserves are assessed annually, considering, in particular, levels of production, field reassessment, additional reserves from discoveries and acquisitions, disposal of reserves and other economic factors. Unless otherwise indicated, any reference to TOTAL’s proved reserves, proved developed reserves, proved undeveloped reserves and production reflect the Group’s entire share of such reserves or such production. TOTAL’s worldwide proved reserves include the proved reserves of its consolidated subsidiaries as well as its proportionate share of the proved reserves of equity affiliates and of two companies accounted for by the cost method. For further information concerning changes in TOTAL’s proved reserves as of December 31, 2007, 2006 and 2005, see “Supplemental Oil and Gas Information (Unaudited)”.

Rule 4-10 of Regulation S-X requires that the appraisal of reserves be based on the economic environment and operating conditions existing at year end. Reserves at year-end 2007 have been determined based on the Brent price on December 31, 2007 ($93.72/b).

As of December 31, 2007, TOTAL’s combined proved reserves of crude oil and natural gas were 10,449 Mboe (52% of which were proved developed reserves). Liquids represented approximately 55% of these reserves and natural gas the remaining 45%. These reserves are located primarily in Europe (Norway, the UK, the Netherlands, Italy and France), Africa (Nigeria, Angola, Congo, Gabon, Libya, Algeria and Cameroon), Asia/Far East (Indonesia, Myanmar, Thailand and Brunei), North America (Canada and the United States), the Middle East (Qatar, United Arab Emirates, Yemen, Oman, Iran and Syria), South America (Venezuela, Argentina, Bolivia, Trinidad & Tobago and Colombia), and the Commonwealth of Independent States (CIS) (Kazakhstan, Azerbaijan and Russia).

As of December 31, 2006, TOTAL’s combined proved reserves of crude oil and natural gas were 11,120 Mboe (50% of which were proved developed reserves). Liquids represented approximately 58% of these reserves and natural gas the remaining 42%. These reserves were located for the most part in Europe (Norway, the UK, the Netherlands, Italy and France), Africa (Nigeria, Angola, Congo, Gabon, Libya, Algeria and Cameroon), Asia/Far East (Indonesia, Myanmar, Thailand and Brunei), North America (Canada and the United States), the Middle East (Qatar, United Arab Emirates, Yemen, Oman, Iran and Syria), South America (Venezuela, Argentina, Bolivia, Trinidad & Tobago and Colombia), and the Commonwealth of Independent States (CIS) (Kazakhstan, Azerbaijan and Russia).

As of December 31, 2005, TOTAL’s combined proved reserves of crude oil and natural gas were 11,106 Mboe (50% of which were proved developed reserves). Liquids represented approximately 59% of these reserves and natural gas the remaining 41%. These reserves were located primarily in Europe (Norway, the UK, the Netherlands, Italy and France), Africa (Nigeria, Angola,

Congo, Gabon, Libya, Algeria and Cameroon), Asia/Far East (Indonesia, Myanmar, Thailand and Brunei), North America (Canada and the United States), the Middle East (United Arab Emirates, Qatar, Yemen, Oman, Iran and Syria), South America (Venezuela, Argentina, Bolivia, Trinidad & Tobago and Colombia), and the CIS (Kazakhstan, Azerbaijan and Russia).

Proved reserves represent the estimated quantities of TOTAL’s entitlement under concession contracts, production sharing contracts or buyback agreements. These estimated quantities may vary depending on oil and gas prices.

Sensitivity to oil and gas prices

An increase in the year-end price results in a non-proportionate decrease of proved reserves associated with production sharing and buyback agreements (which represent approximately 30% of TOTAL’s reserves as of December 31, 2007). In accordance with such contracts, TOTAL is entitled to a portion of the production, the sale of which should cover expenses incurred by the Group. The higher the prices, the lower the number of barrels necessary to cover the same amount of expenses. Moreover, the number of barrels retrievable under these contracts may vary according to criteria such as combined-production, the investment-return rate or the return on combined-expenses ratio. This decrease is partly offset by an extension of the duration over which fields can be produced economically. However, the increase in reserves due to extensions is smaller than the decrease in reserves under production sharing or buyback agreements. For such reason, a higher year-end price generally imparts a decrease in TOTAL’s reserves.

The table below sets forth the amount of TOTAL’s worldwide proved reserves (including both developed and undeveloped) as of the dates indicated.

TOTAL’s proved reserves(a)(b)	Liquids (Mb)	Natural Gas (Bcf)	Total (Mboe)
December 31, 2005	6,592	24,750	11,106
Change from December 31, 2004	(5.9%)	8.6%	(0.4%)
December 31, 2006	6,471	25,539	11,120
Change from December 31, 2005	(1.8%)	3.2%	0.1%
December 31, 2007	5,778	25,730	10,449
Change from December 31, 2006	(10.7%)	0.7%	(6.0%)

(a)	Includes TOTAL’s proportionate share of the proved reserves of equity affiliates and of two companies accounted for by the cost method. See “Supplemental Oil and Gas Information (Unaudited)”.
(b)	Proved reserves as of December 31, 2007 are calculated based on a Brent crude price of $93.72./b, proved reserves as of December 31, 2006 are calculated based on a Brent crude price of $58.93/b and proved reserves as of December 31, 2005 are calculated based on a Brent crude price of $58.21/b, pursuant to Rule 4-10 of Regulation S-X.

Production

For the full year 2007, oil and gas average daily production was 2,391 kboe/d compared to 2,356 kboe/d in 2006, a 1.5% increase due to the following elements:

•	+5% net production growth mainly due to start-ups of new TOTAL–operated projects such as Dalia, Rosa and Dolphin;
•	-2% due to the price effect, shutdowns due to security concerns in the Niger Delta and OPEC quota reductions;
•	-1% due to changes in the portfolio; and
•	-0.5% as a consequence of the May 2007 accident on the N’kossa field in Congo.

In 2005, average production amounted to 2,489 kboe/d. Liquids accounted for approximately 63% and natural gas accounted for approximately 37% of TOTAL’s combined liquids and natural gas production in 2007 on an oil equivalent basis.

The table on the next page sets forth by geographic area TOTAL’s average daily production of crude oil and natural gas for each of the last three years.

Consistent with industry practice, TOTAL often holds a percentage interest in its acreage rather than a 100% interest, with the balance being held by joint venture partners (which may include other international oil companies, state-owned oil companies or government entities). TOTAL frequently acts as operator (the party responsible for technical production) on acreage in which it holds an interest. See “Presentation of Production Activities by Geographic Area” for a description of TOTAL’s principal producing fields in the upstream sector.

As in 2006 and 2005, substantially all of the crude oil production from TOTAL’s Exploration & Production activities in 2007 was marketed by the Trading & Shipping activities of its Downstream segment. See “Downstream — Trading & Shipping”.

The majority of TOTAL’s natural gas production is sold under long-term contracts. However, its North American production is sold on a spot basis as is part of its production from the UK, Norway and Argentina. The long-term contracts under which TOTAL sells its natural gas and LNG production usually provide for a price related to, among other factors, average crude oil and other petroleum product prices as well as, in some cases, a cost of living index. Though the price of natural gas and LNG tends to fluctuate in line with crude oil prices, a slight delay may occur before changes in crude oil prices are reflected in long-term natural gas prices. Due to the interaction between the contract price of natural gas and crude oil prices, contract prices are not usually affected by short-term market fluctuations in the spot price of natural gas. See “Supplemental Oil and Gas Information (Unaudited)”.

Production by geographic area

	2007			2006			2005
Consolidated subsidiaries	Liquids (kb/d)	Natural Gas (Mcf/d)	Total (kboe/d)	Liquids (kb/d)	Natural Gas (Mcf/d)	Total (kboe/d)	Liquids (kb/d)	Natural Gas (Mcf/d)	Total (kboe/d)
Africa	658	636	783	603	479	694	672	418	751
Algeria	32	136	58	35	129	59	38	141	64
Angola	198	29	203	108	24	112	144	23	148
Cameroon	13	2	14	13	2	13	12	2	12
Congo	74	17	77	93	22	97	91	20	95
Gabon	78	29	83	82	27	87	94	26	98
Libya	87	—	87	84	—	84	84	—	84
Nigeria	176	423	261	188	275	242	209	206	250
North America	14	34	20	7	47	16	9	174	41
Canada	2	—	2	1	—	1	< 1	—	< 1
United States	12	34	18	6	47	15	9	174	41
South America	118	618	230	119	598	226	143	586	247
Argentina	14	365	80	11	375	78	11	351	74
Bolivia	3	131	28	3	97	21	3	97	21
Colombia	10	46	19	13	43	22	19	38	26
Trinidad & Tobago	9	2	9	9	2	9	12	2	13
Venezuela	82	74	94	83	81	96	98	98	113
Asia/Far East	28	1,287	252	29	1,282	253	29	1,254	248
Brunei	2	60	14	3	65	15	3	54	13
Indonesia	20	882	180	20	891	182	20	890	182
Myanmar	—	136	17	—	121	15	—	109	13
Thailand	6	209	41	6	205	41	6	201	40
CIS	10	46	19	7	2	8	8	2	9
Azerbaijan	3	44	11	< 1	< 1	< 1	—	—	—
Russia	7	2	8	7	2	8	8	2	9
Europe	335	1,846	674	365	1,970	728	390	2,063	770
France	6	115	27	6	124	30	7	117	29
The Netherlands	1	252	45	1	247	44	1	283	51
Norway	211	685	338	237	726	372	247	734	383
United Kingdom	117	794	264	121	873	282	135	929	307
Middle East	83	91	99	88	11	90	98	28	103
U.A.E.	11	10	13	14	6	15	14	7	16
Iran	15	—	15	20	—	20	23	—	23
Qatar	33	79	47	29	3	29	31	3	31
Syria	15	2	15	16	2	17	22	18	25
Yemen	9	—	9	9	—	9	8	—	8
Total consolidated production	1,246	4,558	2,077	1,218	4,389	2,015	1,349	4,525	2,169
Equity and non-consolidated affiliates
Africa(a)	23	4	23	25	4	25	24	4	25
Middle East(b)	240	277	291	263	281	316	248	251	295
Total equity and non-consolidated affiliates	263	281	314	288	285	341	272	255	320
Worldwide production	1,509	4,839	2,391	1,506	4,674	2,356	1,621	4,780	2,489

(a)	Primarily attributable to TOTAL’s share of CEPSA’s production in Algeria.
(b)	Primarily attributable to TOTAL’s share of production from concessions in the U.A.E.

Presentation of production activities by geographic area

The table below sets forth, by geographic area, TOTAL’s principal producing fields, the year in which TOTAL’s activities commenced, the principal type of production, the Group’s interest in each field and whether TOTAL is operator of the field.

Main producing fields as of December 31, 2007(a)
	Year of entry into the country	Main Group-operated producing fields (Group share %)	Main non-Group-operated producing fields (Group share %)	Liquids (L) or Gas (G)
Africa
Algeria	1952		Hamra (100.00%)	L
			Ourhoud (19.41%)(b)	L
			RKF (48.83%)(b)	L
			Tin Fouye Tabankort (35.00%)	L, G
Angola	1953	Girassol, Jasmim,
		Dalia, Rosa (Block 17) (40.00%)		L
		Blocks 3-85, 3-91 (50.00%)		L
			Cabinda (Block 0) (10.00%)	L
			Kuito, BBLT (Block 14) (20.00%)	L
Cameroon	1951	Bavo-Asoma (25.50%)		L
		Boa Bakassi (25.50%)		L
		Ekundu Marine (25.50%)		L
		Kita Edem (25.50%)		L
		Kole Marine (25.50%)		L
		Bakingili (25.50%)		L
			Mokoko - Abana (10.00%)	L
			Mondoni (25.00%)	L
Congo	1928	Nkossa (53.50%)		L
		Sendji (55.25%)		L
		Nsoko (53.50%)		L
		Tchendo (65.00%)		L
		Tchibeli-Litanzi-Loussima (65.00%)		L
		Tchibouela (65.00%)		L
		Yanga (55.25%)		L
			Loango (50.00%)	L
			Zatchi (35.00%)	L
Gabon	1928	Atora (40.00%)		L
		Baudroie Nord (50.00%)		L
		Gonelle (100.00%)		L
		Avocette (57.50%)		L
		Anguille (100.00%)		L
		Torpille (100.00%)		L
			Rabi Kounga (47.50%)	L
Libya	1959	Al Jurf (37.50%)		L
		Mabruk (75.00%)		L
			El Sharara (7.50%)	L
			NC 186 (9.60%)	L
Nigeria	1962	OML 58 (40.00%)		L, G
		OML 99 Amenam-Kpono (30.40%)		L, G
		OML 100 (40.00%)		L
		OML 102 (40.00%)	OML102 - Ekanga (40.00%)	L
Shell Petroleum Development
			Company fields (SPDC 10.00%)	L, G
			Bonga (12.50%)	L, G

	Year of entry into the country	Main Group-operated producing fields (Group share %)	Main non-Group-operated producing fields (Group share %)	Liquids (L) or Gas (G)
North America
Canada	1999	Joslyn (74.00%)(c)		L
			Surmont (50.00%)	L
United States	1957	Matterhorn (100.00%)		L, G
		Virgo (64.00%)		G
South America
Argentina	1978	Aguada Pichana (27.27%)		L, G
		Cañadon Alfa Complex (37.50%)		L, G
		Aries (37.50%)		L, G
		Carina (37.50%)		L, G
		Hidra (37.50%)		L
		San Roque (24.71%)		L, G
Bolivia	1995		San Alberto (15.00%)	L, G
			San Antonio (15.00%)	L, G
Colombia	1973		Cupiagua (19.00%)	L, G
			Cusiana (19.00%)	L, G
Trinidad & Tobago	1996		Angostura (30.00%)	L
Venezuela	1980		Zuata (Sincor) (47.00%)(d)	L
			Yucal Placer (69.50%)	G
Asia/Far East
Brunei	1986	Maharaja Lela
		Jamalulalam (37.50%)		L, G
Indonesia	1968	Bekapai (50.00%)		L, G
		Handil (50.00%)		L, G
		Peciko (50.00%)		L, G
		Tambora-Tunu (50.00%)		L, G
		Sisi-Nubi (47.90%)		L, G
			Badak (1.05%)	L, G
			Nilam (9.29%)	G
			Nilam (10.58%)	L
Myanmar	1992	Yadana (31.24%)		G
Thailand	1990		Bongkot (33.33%)	L, G
CIS
Azerbaijan	1996		Shah Deniz (10.00%)	L, G
Russia	1989	Kharyaga (50.00%)		L
Europe
France	1939	Lacq (100.00%)		L, G
Norway	1965	Skirne (40.00%)		G
			Aasgard (7.68%)	L, G
			Ekofisk (39.90%)	L, G
			Eldfisk (39.90%)	L, G
			Embla (39.90%)	L, G
			Gimle (4.85%)	L
			Glitne (21.80%)	L
			Heimdal (26.33%)	G
			Hod (25.00%)	L
			Huldra (24.33%)	L, G
			Kristin (6.00%)	L, G

	Year of entry into the country	Main Group-operated producing fields (Group share %)	Main non-Group-operated producing fields (Group share %)	Liquids (L) or Gas (G)
			Kvitebjørn (5.00%)	L, G
			Mikkel (7.65%)	L, G
			Oseberg (10.00%)	L, G
			Sleipner East (10.00%)	L, G
			Sleipner West/Alpha North (9.41%)	L, G
			Snøhvit (18.40%)	G
			Snorre (6.18%)	L
			Statfjord East (2.80%)	L
			Sygna (2.52%)	L
			Tor (48.20%)	L, G
			Tordis (5.60%)	L
			Troll (3.69%)	L, G
			Tune (10.00%)	L
			Vale (24.24%)	L, G
			Valhall (15.72%)	L
			Vigdis (5.60%)	L
			Visund (7.70%)	L, G
The Netherlands	1964	F15a (32.47%)		G
		J3c Unit (29.05%)		G
		K1a Unit (42.37%)		G
		K4a (50.00%)		G
		K4b/K5a (26.06%)		G
		K5b (25.00%)		G
		K6/L7 (56.16%)		G
		L4a (55.66%)		G
			Markham unitized fields (14.75%)	G
United Kingdom	1962	Alwyn North, Dunbar, Ellon, Grant,		L, G
		Nuggets (100.00%)		G
		Elgin-Franklin (EFOG 46.17%)(e)		L, G
		Forvie Nord (100.00%)		L, G
		Glenelg (49.47%)		L, G
		Otter (54.30%)		L
		West Franklin (EFOG 46.17%)(e)		L, G
			Alba (12.65%)	L
			Armada (12.53%)	G
			Bruce (43.25%)	L, G
			Caledonia (12.65%)	L
			Markham unitized fields (7.35%)	G
			ETAP (Mungo, Monan) (12.43%)	L, G
			Keith (25.00%)	L, G
			Nelson (11.53%)	L
			SW Seymour (25.00%)	L
Middle East
U.A.E.	1939	Abu Dhabi - Abu Al Bu Khoosh		L
(75.00%)
			Abu Dhabi offshore (13.33%)(f)	L
			Abu Dhabi onshore (9.50%)(g)	L
Iran	1954	Dorood (55.00%)(h)		L
			South Pars 2 & 3 (40.00%)(i)	L, G

	Year of entry into the country	Main Group-operated producing fields (Group share %)	Main non-Group-operated producing fields (Group share %)	Liquids (L) or Gas (G)
Middle East
Oman	1937		Various fields onshore (Block 6) (4.00%)(j)	L
			Mukhaizna field (Block 53) (2.00%)(k)	L
Qatar	1936	Al Khalij (100.00%)		L
			Dolphin (24.50%)	G
			North Field - NFB (20.00%)	L, G
Syria	1988	Jafra/Qahar (100.00%)(l)		L
Yemen	1987	Kharir/Atuf (bloc 10) (28.57%)		L
			Al Nasr (Block 5) (15.00%)	L

(a)	The Group’s interest in the local entity is approximately 100% in all cases except Total Gabon (57.96%), Total E&P Cameroon (75.80%), and certain entities in the UK, Algeria, Abu Dhabi and Oman (see notes b through l below).
(b)	In Algeria, TOTAL has an indirect 19.38% interest in the Ourhoud field and a 48.83% indirect interest in the RKF field via its participation in CEPSA (equity affiliate).
(c)	After sale of 10% to Inpex.
(d)	Process of the transformation into a mixed company PetroCedeño (30.32%) started in 2007 and achieved in February 2008.
(e)	TOTAL has a 35.8% indirect interest in Elgin Franklin via its participation in EFOG.
(f)	Via ADMA (equity affiliate), TOTAL has a 13.33% interest and participates in the operating company, Abu Dhabi Marine Operating Company.
(g)	Via ADPC (equity affiliate), TOTAL has a 9.50% interest and participates in the operating company, Abu Dhabi Company for Onshore Oil Operation.
(h)	TOTAL is the operator of the development of Dorood field with a 55.00% interest in the foreign consortium.
(i)	TOTAL has transferred operatorship to the National Iranian Oil Company (NIOC) for phases 2 & 3 of the South Pars field. The Group has a 40.00% interest in the foreign consortium.
(j)	TOTAL has a direct participation of 4.00% in Petroleum Development Oman LLC, operator of Block 6, in which TOTAL has an indirect participation of 4.00% via Pohol (equity affiliate). TOTAL also has a 5.54% interest in the Oman LNG facility (trains 1 and 2), and an indirect participation of 2.04% via OLNG in QalhatLNG (train 3).
(k)	TOTAL has a direct participation of 2.00% in Block 53.
(l)	Operated by DEZPC which is 50.00% owned by TOTAL and 50.00% owned by SPC.

Africa

TOTAL has been present in Africa since 1928. The African continent is one of the Group’s fastest growing production zones. Its exploration and production operations are primarily located in countries bordering the Gulf of Guinea, particularly Angola and Nigeria, as well as in North Africa.

The Group’s production in Africa amounted to 806 kboe/d in 2007 against 720 kboe/d in 2006 and 776 kboe/d in 2005 (including its share in the production of equity affiliates), amounting to nearly 34% of the Group’s overall production and making TOTAL one of the leading international oil companies in the region, based on production.

Since the end of 2006, TOTAL has started production on the Rosa and Dalia fields and has launched the development of Pazflor in Angola. Moreover, the developments of Ofon II and Usan have started in Nigeria.

In Angola the Group’s production amounted to 205 kboe/d in 2007, up from 117 kboe/d in 2006 and 152 kboe/d in 2005. Production comes essentially from Blocks 17, 0 and 14. In 2005, 2006 and 2007, several discoveries were made, mainly on Blocks 14, 31 and 32.

•	Deep-offshore Block 17 (40%, operator) is TOTAL’s principal producing asset. It is composed of four major zones: Girassol, Dalia, Pazflor and CLOV (based on the Cravo, Lirio, Orquidea, and Violeta discoveries).

On the Girassol production zone, production from the Girassol, Jasmim and Rosa fields averaged 264 kb/d (in 100%) in 2007. The Rosa field, which began production in 2007, is expected to allow the extension of Girassol’s FPSO (Floating Production, Storage and Offloading facility) production plateau until the beginning of the next decade.

On the second production zone, the Dalia field, which began production in December 2006, reached its production plateau of 240 kb/d, with average production of 209 kb/d in 2007. This development, launched in 2003, is based on a system of sub-sea wells connected to a new FPSO.

Development of the third production zone, Pazflor, made up of the Perpetua, Zinia, Hortensia, and Acacia fields, was approved late in 2007. The development plan calls for an FPSO with production capacity of 200 kb/d. First production is scheduled for 2011.

The successful appraisal of the Orquidea-2 well confirmed the Group’s interest in developing the Cravo, Lirio, Orquidea and Violeta fields through a fourth FPSO (CLOV). Pre-development studies for the development of this production zone continued in 2007 and engineering work was launched early in 2008.

•

On Block 14 (20%), the development of the Benguela-Belize-Lobito-Tomboco (BBLT) project continued after the platform came onstream in January 2006. In 2007, production increased significantly with the ramp-up of BBLT. This growth should continue with the expected start-up of Tombua Landana in 2009 where development is ongoing.

•

On Block 32 (30%, operator) located in the ultra-deep offshore, after eight discoveries between 2003 and 2006, the successful drilling of the Louro, Cominhos, Colorau and Alho wells in 2007 further confirmed the oil potential of the block. Conceptual development studies continued to determine the feasibility of a first development zone in the eastern portion of the block.

From 2005 to 2007, TOTAL also acquired and disposed of acreage. In 2007, TOTAL purchased interests in Blocks 17/06 (30%, operator) and 15/06 (15%) and sold its 27.5% interest in Block 2/85 and its 55.6% share in Fina Petroleos de Angola.

Regarding the Group’s activities in liquefied natural gas (LNG), the Angola LNG project (13.6%), designed to bring the country’s natural gas reserves to market, was approved by the government of Angola and the Group’s partners in December 2007. The project calls for the construction of a liquefaction plant near Soyo, with production expected to start in 2012.

In Congo, the Group’s share of production was 77 kb/d in 2007, down from 97 kb/d in 2006 and 95 kb/d in 2005. TOTAL is the largest operator of production in the country.

•

The Moho Bilondo (53.5%, operator) project is under development, with production expected to begin in the second quarter 2008. The production plateau is expected to reach 90 kb/d. On this permit, discoveries were made in 2007 on the Moho Marine North 1 and 2 wells. An appraisal well is expected to be drilled in 2008.

•

Several exploration successes were achieved in 2007. On the MTPS permit (40%, operator), two new discoveries, Cassiopeia East Marine 1 and Perseus North East Marine 1, followed the three discoveries made between 2000 and 2006 and may form the basis of a future development project.

•	An accident on a cargo hose on the Nkossa field on May 10, 2007 resulted in the death of two individuals working for a drilling company. After a complete shutdown of the field, production resumed on August 1, 2007 at an average rate of 22 kb/d. As of November 15, 2007, after the installation of a new cargo hose, resumed production had reached 45 kb/d. Production is expected to return to its full capacity of nearly 60 kb/d after the installation of another cargo hose, expected in the third quarter 2008.

Total Gabon(1) is one of the Group’s oldest subsidiaries in sub-Saharan Africa. In Gabon, the Group’s share of production fell from 98 kboe/d in 2005 and 87 kboe/d in 2006 to 83 kboe/d in 2007, due to the natural decline of mature fields.

•

In 2007, the Convention d’Etablissement between Total Gabon and the government of Gabon was renewed for a 25-year period. This contractual scheme favors exploration activities and development projects.

•	Total Gabon also launched the first phase of redevelopment of the Anguille field in 2007, which has been in production since 1966.

In Libya , the Group’s share of production in 2007 rose to 87 kboe/d, slightly up from the levels recorded in 2006 and 2005.

•

New production facilities in the Mabruck field (75%, operator) were commissioned in June 2007. In addition, drilling operations continued to assess the deeper Dahra and Garian zones and prepare for their development.

•	On Block C 137 (75%(2), operator), drilling continued on the Al Jurf field to maintain the production plateau at 40 kboe/d.

•

On Block NC 186, following the I, J and K discoveries made in 2005 and 2006, development continued, in particular on structure I, whose development was approved in August 2007. Production on structures B and H started late in 2006.

•

On Block NC 115 (30%(2)), development work continued on the El Sharara field. Following an agreement in August 2007, structure R, an extension of structure I from Block NC 186, is expected to be developed together with structure I.

•	In the Murzuk Basin, the permit covering a portion of Block NC 191 (100%, operator) was extended for two years to assess the discovery made in 2006.

(1)	Total Gabon is a Gabonese company whose shares are listed on Euronext Paris. TOTAL holds 58%, the Republic of Gabon 25% and the public float is 17%.
(2)	Participation in the foreign consortium.

In Nigeria, the Group’s share of production reached 261 kboe/d in 2007, compared to 242 kboe/d in 2006, and 250 kboe/d in 2005. TOTAL has been present in Nigeria since 1962. It operates seven production permits (OML) out of the 47 in which it holds an interest, and two exploration permits (OPL) out of five.

•

TOTAL holds a 15% interest in the NLNG gas liquefaction facility located on Bonny Island. The sixth train started production in December 2007, while studies launched in July 2005 for a seventh train with a capacity of 8.5 Mt/y continued in 2007.

•

In 2007, the Group continued to develop its gas supply scheme for the Brass LNG project (17%), which calls for the construction of two 5 Mt/y trains. Engineering studies (FEED) for this plant are currently being completed.

•

TOTAL acquired an interest in the OML 136 permit (40%) in 2007 as part of its strategy to supply gas to the LNG plants in which it has interests and, more generally, to develop its presence along the gas chain. The Toju discovery was made on this permit, and the Group is planning both to complete the appraisal of Toju and begin the appraisal of the Akarino discovery in 2008. TOTAL also continued development studies on the Ima gas field located on OML 112/117 (40%) in 2007.

•

As part of its joint venture with the Nigerian National Petroleum Corporation (NNPC), in 2007 the Group announced the launch of the Ofon II project on the OML 102 permit. Production from this project, which is expected to contribute an additional 70 kboe/d (in 100%), is expected to begin in 2010.

•

TOTAL is actively pursuing development work on its deep-offshore discoveries, notably the development of the Akpo field on OML 130 (24%, operator). The main engineering and construction contracts for the development of Akpo, which were signed in 2005 with the objective of reaching a production plateau of 225 kboe/d (in 100%), are being carried out. Production on the Akpo project is expected to start in the 2008-2009 winter. TOTAL also launched the Usan project (OML 138, 20%, operator) in February 2008.

•	In 2007, the successful appraisal of the Egina field (OML 130, 24%), located in the deep offshore may become the basis of a stand-alone development.

•

As part of its regional strategy, in 2007 TOTAL closed the acquisition of interests in the OPL 247 permit (36%) and, early in 2008, the OPL 257 permit (40%). These permits are adjacent to the “Triangular Bulge” zone permits (OPLs 221 and 223 and OMLs 138 and 139). A seismic survey was performed and the results are being assessed.

Security concerns in the Niger Delta region led the Shell Petroleum Development Company (SPDC, of which TOTAL owns 10%) to progressively stop production at certain facilities, which were targeted in attacks, starting in the first quarter 2006. Beginning in August 2007 and expected to continue in 2008, these facilities are being progressively brought back on line.

The Group is present in Algeria with production of 79 kboe/d in 2007, down from the volumes recorded in previous years (80 kboe/d in 2006 and 85 kboe/d in 2005).

In Cameroon, TOTAL has been present since 1951 and operates production of 60 kb/d, or nearly 70% of the country’s overall production. In 2007, the Group’s share of production was 14 kb/d compared to 13 kb/d in 2006 and 12 kb/d in 2005 due to the start-up of new discoveries which offset the natural decline of mature fields.

The Group is also conducting exploration activities in Mauritania and recently had its rights to an exploration permit in the Southern Sudan region upheld, although no activity is currently underway in this country.

North America

The Group has been present in North America since 1957, with production of 20 kboe/d in 2007, compared to 16 kboe/d in 2006 and 41 kboe/d in 2005. The strong decrease in production in 2005 and 2006 was principally due to shutdowns related to hurricane damage in the Gulf of Mexico and the sale of mature assets in 2006. In this zone, the strategy of the Group is to strengthen its position in deep-offshore permits in the Gulf of Mexico and in Canadian oil sands.

In Canada, the Group is participating in oil sands projects in Athabasca, Alberta, through its share in Surmont (50%) and Joslyn (74%, operator, after selling a 10% interest to INPEX in 2007). These permits are its principal assets. In 2005, TOTAL acquired 83% of Deer Creek Energy Ltd, a company which held 84% of Joslyn. The remaining 17% was acquired through a squeeze-out procedure. Production in Canada in 2007 amounted to 2 kboe/d.

•

On the Surmont permit, TOTAL has been participating in a pilot project to extract bitumen using Steam Assisted Gravity Drainage (SAGD) since 1999. Engineering and construction activities were completed in June 2007, allowing the steam injection to gradually start up on the first 20 pairs of wells. The SAGD production for the first pair of wells was completed on October 15, 2007 and commercial production started in November 2007. In addition, in 2005 the Group acquired 50% of the OSL 001 and OSL 006 permits, adjacent to Surmont and now included in the project. Over the 2005-2007 period, the Group acquired several permits adjacent to Surmont.

•

The Joslyn permit, located approximately 140 km north of Surmont, is expected to be developed principally (nearly 90%) through mining techniques. The first phase using SAGD began production in November 2006 and the additional phases, the Joslyn North Mine and the Joslyn South Mine, are expected to be approved in 2009 and 2014, respectively.

•

In 2006, TOTAL conducted studies leading to the decision to locate a delayed coker technology upgrader with a capacity of approximately 245 kb/d in Edmonton. This upgrader is expected to be built in two phases to correspond to the increase in mining production on the Joslyn permit. The pre-project study phase started in April 2007, the public announcement made on May 7, 2007 and the Energy Resources Conservation Board filing was made on December 14, 2007. The final decision to launch this project will be made after basic engineering studies are completed in 2009.

In the United States, from 2005 to 2007 the Group’s activity mainly consisted of reorganizing its portfolio, selling mature fields and acquiring acreage, notably offshore in the Gulf of Mexico. In 2007, the Group’s production rose to 18 kboe/d, up from 15 kboe/d in 2006 and down from 41 kboe/d in 2005.

•

In 2005, TOTAL acquired a 17% share in the deep-offshore Tahiti field located in the Gulf of Mexico (where production is scheduled to begin in 2009) through an agreement to exchange four onshore fields in southern Texas.

•

In August 2006, TOTAL increased its share in the offshore Chinook project from 15% to 33.33%. In September 2007, the Group committed to develop the first phase with a production test scheduled for 2010.

•	In April 2007, TOTAL was awarded 32 exploration blocks in Alaska and 12 deep-offshore exploration blocks in the Gulf of Mexico.

•	In March 2008, TOTAL acquired a 30% interest in several onshore exploration blocks in Alaska, referred to as White Hills. These blocks are located 45 km southwest of Prudhoe Bay.

•

Over the 2005-2007 period, the Group sold its interests in several assets, including two mature fields, Bethany and Maben, located, respectively, in eastern Texas and in Mississippi, the Camden Hills and Aconcagua fields, and the Canyon Express pipeline in the Gulf of Mexico.

In Mexico, TOTAL is conducting various studies in cooperation with the state-owned PEMEX under a technical cooperation agreement signed in December 2003.

South America

The Group’s production in South America reached 230 kboe/d in 2007 compared to 226 kboe/d in 2006 and 247 kboe/d in 2005, totalling nearly 10% of its overall production for the year. In Venezuela, the conversion of Sincor into a mixed company, PetroCedeño, in which TOTAL now holds a 30.323% interest, was finalized in 2008. In Bolivia, the Group was required to renegotiate the contracts for the fields in which it had interests pursuant to the May 1, 2006 decree regarding the nationalization of hydrocarbons. These new exploration and production contracts with the Bolivian government became effective on May 2, 2007. In another development the Group increased its interest in Block XX West (operator) to 75% in 2006. In Chile, the Group was awarded the Otway Block late in 2007.

TOTAL has been present in Argentina since 1978 and operates approximately 25% of the country’s gas production. Production averaged 80 kboe/d in 2007, compared to 78 kboe/d in 2006 and 74 kboe/d in 2005.

•	In the Neuquen Basin, the start-up of compression projects is expected to extend the production plateau of the San Roque (24.7%, operator) and of the Aguada Pichana (27.3%, operator) fields.

On the San Roque field, a medium-pressure compression project launched in 2003 was commissioned in August 2006. The development of the Rincon Chico North discovery and a low-pressure compression project, launched in January 2006, is underway, with production scheduled to begin in the second quarter 2008.

On the Aguada Pichana field, a low-pressure compression project, launched in 2005, was commissioned in August 2007. Development of the first phase of the Aguada Pichana North discovery, launched in September 2006, began production late in 2007. It was followed by a second development phase, launched in 2007, with start-up of production expected late in 2009.

•

In Tierra del Fuego, production form the offshore Carina and Aries fields (37.5%, operator) began in June 2005 and January 2006, respectively. A fourth medium-pressure compressor was installed in July 2007 to debottleneck the facilities and increase the Tierra del Fuego gas production capacity from 12 Mm3/d to 15 Mm3/d.

In Bolivia, the Group’s production averaged 28 kboe/d, compared to 21 kboe/d in 2006 and 2005. TOTAL has interests in six permits: two producing permits, San Alberto and San Antonio (15%); and four permits in the exploration or appraisal phase, Blocks XX West (75%, of which 34% were acquired in 2006, operator), Aquio and Ipati (80%, operator) and Rio Hondo (50%).

The Group was required to renegotiate the contracts for the fields in which it had interests pursuant to the May 1, 2006 decree regarding the nationalization of hydrocarbons. These new exploration and production contracts with the Bolivian government became effective on May 2, 2007, after approval and notarization by the Bolivian legislature.

TOTAL has been present in Venezuela since 1980 and is one of the main partners of the state-owned PDVSA (Petróleos de Venezuela S.A.) The Group’s share of production averaged 94 kboe/d in 2007, compared to 96 kboe/d in 2006, and 113 kboe/d in 2005.

•

On March 31, 2006, the Venezuelan authorities terminated all operating contracts signed in the 1990s and decided to transfer the management of the fields concerned to new mixed companies to be created with the national company PDVSA as the majority owner.

The Venezuelan authorities had modified the initial agreement for the Sincor project several times. In May 2006, the organic law on hydrocarbons was amended with immediate effect to establish a new extraction tax, calculated on the same basis as for royalties and bringing the overall tax rate to 33.33%. In September, 2006, the corporate income tax was modified to increase the rate on oil activities (excluding natural gas) to 50%. This new tax rate came into effect in 2007.

On June 26, 2007, TOTAL signed heads of agreement with PDVSA, with the approval of the Ministry for Energy and Oil, providing for the transformation of the Sincor association into a mixed company and the transfer of operations to the mixed company. Under this agreement, TOTAL’s interest in the project decreased from 47% to 30.323% and PDVSA’s interest increased to 60%. The conversion was finalized in February 2008. PDVSA agreed to compensate TOTAL for the reduction of its interest in Sincor by assuming $326 million of debt and by paying, mostly in oil, $834 million.

•	Early in 2008, TOTAL signed two agreements for joint studies with PDVSA for the Junin 10 block, in the Orinoco region.

TOTAL produces hydrocarbons in Colombia and in Trinidad & Tobago. In 2007, the Group’s production reached 19 kboe/d and 9 kboe/d, respectively. TOTAL is also active in exploration in these countries.

The Group is also present in Brazil, and was awarded the Otway (100%) exploration permit in Chile in 2007, located west of Punta Arena and approximately 160 km west of Total Austral’s onshore facilities in Tierra del Fuego (Argentina).

Asia/Far East

In 2007, TOTAL’s production in the Asia/Far East zone, essentially from Indonesia, was 252 kboe/d, compared to 253 kboe/d in 2006 and 248 kboe/d in 2005, corresponding to 11% of the Group’s overall production in 2007.

Highlights of the 2005-2007 period included the acquisition of interests in several exploration permits in Vietnam, Australia, Indonesia and Bangladesh and the acquisition of a 24% interest in the Ichthys LNG project in Australia.

TOTAL began Exploration & Production activities in China, with the appraisal and development of the South Sulige block. During this period new discoveries were also made on the Mahakam permit in Indonesia and in Thailand.

In 2007, TOTAL increased its presence in Australia, where it holds interests in 15 permits offshore the northwest coast of Australia, three of which are operated by the Group.

•

In the Browse Basin, the appraisal is underway for the Ichthys gas and condensates field, located on the WA-285P permit in which TOTAL has held a 24% interest since August 2006. The base-case development concept under study for this LNG project provides for the production of 8.4 Mt/y LNG, condensates and liquefied petroleum gas (LPG) through sub-sea development. Production is expected to be transported through gas pipelines to the Maret Islands where the treatment and liquefaction plants are to be installed. An alternative solution with the processing and LNG plants built in the Darwin area is also under study. An additional appraisal well is scheduled to be drilled in 2008 and production is expected to begin in the middle of the next decade.

In 2006 and 2007, TOTAL acquired interests in various permits near Ichthys. The Group also acquired an 80% interest, as the operator, in the lower levels of Block AC/P-37.

•

In the Carnarvon Basin, in 2005 and 2006 the Group acquired interests in various permits, including WA-370P (30%) next to WA-269P (30%). The Ixion-1 well was drilled on the WA-370P permit in 2007. This well is expected to lead to an increase of the Group’s share in the WA-269P permit, bringing its interest to 40%.

•	In the Bonaparte Basin, TOTAL was awarded two permits, WA-402P and WA-403P (100%) in July 2007. A 3D seismic acquisition is planned for 2008.

TOTAL has been present in Indonesia since 1968. Indonesia represented 8% of the Group’s production in 2007, amounting to 180 kboe/d, similar to 2006 and 2005.

TOTAL’s operations in Indonesia are primarily concentrated on the Mahakam permit (50%, operator), which covers several fields including Peciko and Tunu, the largest gas fields in the East Kalimantan zone. TOTAL delivers most of its natural gas production to the Bontang LNG plant, operated by the Indonesian company PT Badak. The overall capacity of the eight liquefaction trains of the Bontang plant is 22 Mt/y.

In 2007, the TOTAL-operated production on the Mahakam permit amounted to 2,591 Mcf/d and the gas delivered by TOTAL to Bontang LNG accounted for 80% of the plant’s supply.

•

On the Mahakam permit, the development of the Peciko field continued in 2007 with the drilling of additional wells. These wells are part of the fifth development phase, approved in 2006, which also includes the installation of a new platform. New compression capacities (phase 6) are currently being developed and are scheduled to be commissioned in 2009.

On the neighbouring Tunu field, the eleventh development phase for the installation of new onshore compression units, launched in 2005, is continuing.

In 2007, TOTAL made two new gas discoveries in the southern portion of the Mahakam permit (50%, operator), offshore the East Kalimantan zone.

The project to extend the Tambora field, launched in 2004, continued with drilling in 2007 of additional wells from the three new platforms commissioned mid-2006. The Tambora field is expected to reach its production plateau of 170 Mcf/d in 2008.

•

In 2007, TOTAL farmed out 22% of its share in the East Sepanjang offshore block, located northeast of the island of Java, to INPEX. The Group now holds a 27% interest in this permit where a seismic acquisition campaign was conducted. Early in 2007, TOTAL was awarded the South East Mahakam exploration block (50%, operator), located in the Mahakam delta.

Late in 2007, TOTAL signed heads of agreement with the Indonesian authorities, granting access to data from TOTAL’s pilot program to capture, inject and store carbon dioxide in the Lacq area in France.

In Thailand, the Group’s production reached 41 kboe/d in 2007, similar to 2006 and 2005.

Late in 2007, the Thai authorities agreed to extend the production period of the Bongkot field, in which the Group holds a 33% interest, by ten years (from 2013 to 2023).

Production on this field from the new phase 3E began in February 2007. Production from another new development phase, 3F, is expected to start in

May 2008. After gas was discovered early in 2007 on Blocks 15 and 16, an additional new development phase, 3G, was launched in April 2007. Production from this development phase is expected to start early in 2009.

Appraisal work continued in 2007 with the drilling of five wells in the southern portion of the field and two wells in the northern portion. The development plan for the southern portion is currently being finalized and production is expected to start in 2011 (development phase 4A).

TOTAL also produces hydrocarbons in Brunei and Myanmar. Production amounted to 14 kboe/d and 17 kboe/d in 2007, respectively.

In China, the Group is active on the South Sulige block, located in the Ordos Basin, in the Inner Mongolia province. Appraisal work, started in September 2006, continued in 2007 with seismic acquisition, the drilling of two new wells and tests on existing wells.

In Vietnam, early in October 2007 TOTAL and PetroVietnam signed an agreement granting TOTAL a 35% interest in the production sharing contract for the offshore exploration block 15-1/05.

TOTAL also acquired two exploration blocks in Bangladesh in 2007. The Group is also involved in exploration in Malaysia.

Commonwealth of Independent States (CIS)

In 2007, TOTAL’s production in this zone reached 19 kboe/d, representing 1% of the Group’s overall production, compared to 8 kboe/d in 2006 and 9 kboe/d in 2005. TOTAL and Gazprom signed a cooperation agreement in 2007 for the first phase of development on the Shtokman field. The Shah Deniz project in Azerbaijan began production in December 2006.

In Azerbaijan, where TOTAL has been present since 1996, production averaged 11 kboe/d in 2007. TOTAL’s activities in Azerbaijan are focused on the Shah Deniz field (10%), where production began in December 2006. The South Caucasus Pipeline Company (SCPC), in which TOTAL holds a 10% interest, is the owner of the gas pipeline which transports gas from Shah Deniz to the Turkish and Georgian markets.

Construction of the BTC (Baku-Tbilissi-Ceyhan) pipeline began in August 2002 and was completed in 2006. This pipeline, owned by BTC Co. in which TOTAL holds a 5% interest, links Baku to the Mediterranean Sea. In 2007, it was used to drain off the condensates produced at Shah Deniz.

In July 2007, the initial deliveries of gas produced at the Shah Deniz field were made to Turkey. The first gas sales to Azerbaijan were made late in 2006.

In November 2007, positive results were received from an appraisal well on the Shah Deniz field, which could lead to the launch of a second development phase for this field.

TOTAL has been present in Kazakhstan since 1992 through the interest it holds in the North Caspian Sea permit, which includes the Kashagan field. The size of this field may eventually allow production to reach nearly 1,500 kboe/d (in 100%).

In February 2004, the Kazakh authorities approved the development plan for this field, allowing work to begin on the first of several successive phases of development.

Drilling of development wells, which began in 2004, continued in 2007 and production is expected to begin late in 2011.

On January 14, 2008, members of NCSPSA (North Caspian Sea Production Sharing Agreement) and the Kazakh authorities signed a Memorandum of Understanding to end the dispute among them that began at the end of August 2007. The implementation of this Memorandum of Understanding will decrease TOTAL’s share in this permit from 18.52% to 16.81%.

TOTAL has been present in Russia since 1989. In 2007, production from the Kharyaga field (50%, operator) averaged 8 kboe/d, compared to 8 kboe/d in 2006 and 9 kboe/d in 2005.

•

In July 2007, TOTAL and Gazprom signed a cooperation agreement for the first phase of development on the Shtokman gas and condensates field, covering the design, construction financing and operation of future facilities. This first phase of development is expected to lead to the production of 23.7 Bm3/y of natural gas, approximately 50% of which will be used to supply a LNG plant with a capacity of 7.5 Mt/y.

•	On the Kharyaga field, the development plan for phase 3 was approved in December 2007. This phase has an expected production plateau of 30 kboe/d (in 100%) and is expected to be completed around 2011.

Europe

In 2007, TOTAL’s production in Europe was 674 kboe/d, representing 28% of the Group’s overall production. In Norway, highlights of the 2005-2007 period included the start-up of the Snøhvit and Kristin fields, the increase of the Group’s interest in the PL211 permit (Victoria) and new developments on existing fields. Also during this period, the Norwegian Parliament approved the Tyrihans development plan and the redevelopment project for Valhall.

In the UK, production began from satellites of the Alwyn (Forvie North) and Elgin-Franklin (Glenelg) facilities, as well as on the Maria field. TOTAL made several major discoveries in these two countries, including Jura West in the UK, and was awarded new exploration permits.

The Group has operated fields in France since 1939, notably the Lacq (100%) and Meillon (100%) gas fields, located in southwest France. The Group’s production was 27 kboe/d in 2007, down from 30 kboe/d in 2006 and 29 kboe/d in 2005.

The Group’s most significant production activity in France has been on the Lacq field, which began in 1957. On the Lacq platform, a pilot project to capture, inject and store carbon dioxide is proceeding. In connection with this project, a gas burning plant will be modified to operate in an oxy-combustion environment and the carbon dioxide produced will be re-injected in the depleted Rousse field. Start-up is expected late in 2008. As part of the Group’s sustainable development policy, this project will permit the overall evaluation of one of the possibilities to reduce emissions of carbon dioxide into the atmosphere.

In Italy, the Tempa Rossa field (50%, operator), discovered in 1989 and located on the unitized Gorgoglione concession in the southern Apennins (Basilicate region), is TOTAL’s principal asset.

The agreement signed in September 2006 with the Basilicate region allows development of the field to begin. The development plan related to the extension of the Tarente refinery export system is expected to be submitted to the Italian government in the second half 2008. The partners in the Tempa Rossa field will then make the final investment decision regarding the project. Meanwhile, preliminary engineering and site preparation work is expected to be conducted. Production is scheduled to begin in 2011, with a production plateau of 50 kb/d.

In Norway, where the Group has been present since the late 1960s, TOTAL holds interests in 71 production permits on the Norwegian continental shelf, 13 of which it operates. Norway is the largest contributor to the Group’s production, with 338 kboe/d in 2007, compared to 372 kboe/d in 2006 and 383 kboe/d in 2005.

•

In the Norwegian North Sea, the most significant contribution to production, for the most part non-operated, comes from the Ekofisk Area located in the southern region. On this zone, production reached 139 kboe/d in 2007, benefiting from the start-up of the Ekofisk Area Growth project (EAG) in October 2005.

•

In the Haltenbanken area in the Norwegian Sea, the Aasgard (7.7%), Mikkel (7.7%) and Kristin (6%) fields contributed nearly 13% of the Group’s Norwegian production. Kristin, a high-pressure/high-temperature field, began production in November 2005. In addition, production on the Tyrihans oil, gas and condensates field (23.2%) is expected to begin in 2009.

In 2006, the Group increased its interest in the PL211 license from 20% to 40%. This license includes the undeveloped Victoria discovery, for which TOTAL is now the operator. Appraisal work is expected to begin in 2008.

•	In the Barents Sea, the Snøhvit project (18.4%) includes both the development of the natural gas field and the construction of the associated liquefaction facilities. Production began in August 2007.

•

Between 2005 and 2007, exploration and appraisal work occurred on various permits, notably the Onyx SW discovery (PL 255, 20%) made in 2005, on which a successful appraisal well was drilled in 2007. Tornerose (PL 110 B, 18.4%) and Kvitebjørn-Valemon (PL 193, 5%) were also successfully appraised in 2006.

TOTAL has been present in the United Kingdom since 1962. The Group’s production reached 264 kboe/d in 2007, down from the levels recorded in 2006 and 2005, amounting to 282 kboe/d and 307 kboe/d, respectively. The UK accounts for nearly 11% of the Group’s overall production. 85% of this production comes from operated fields located in two zones: the Alwyn zone in the northern North Sea and the Elgin-Franklin zone in the Central Graben. TOTAL has also been continuing exploration and appraisal activities in the West Shetland zone for several years.

•

On the Alwyn zone, the start of production from satellites or new reservoir compartments allowed overall production to remain at a level near to the processing and compressing capacities of the platform (530 Mcf/d of gas). The N50 exploration well drilled in 2006 also revealed new reserves northwest of the Alwyn field which were brought into production in 2007.

The most significant discovery in this zone was made on the Jura well (100%), completed late in 2006, which encountered a column of more than 300 m of gas and condensates. A second sub-sea well is being completed. Jura is expected to begin producing in the second quarter 2008 and reach a production plateau of 45 kboe/d.

•

The development of the Elgin-Franklin zone, in production since 2001, has made a significant contribution to the Group’s activities in the UK. This investment constituted a technical milestone, combining the development of the deepest reservoirs in the North Sea (5,500 m) with temperature and pressure conditions among the highest in the world (1,100 bars and 190°C).

The development of the Elgin and Franklin operated satellites (respectively Glenelg, 49.5% and West Franklin, 46.2%) started in 2005 with the drilling of the Glenelg long-offset well and continued in 2006 with the drilling of West Franklin. The Glenelg well started production in March 2006 and the West Franklin well in September 2007, at the rate of 13 kboe/d. A second well is being drilled on West Franklin and is expected to start production mid-2008.

On the Franklin field, the first infill well was completed in 2007. Drilling of such a well in a high pressure/high temperature depleted field constituted a world first and allowed production to increase by 15 kboe/d.

In 2005, TOTAL acquired the right to obtain a 25% interest in two blocks located near Elgin-Franklin by drilling an appraisal well on the Kessog structure. This well, for which drilling operations were completed in May 2007, discovered an oil and gas column exceeding expectations. In addition, this agreement makes it possible for the Group to bring its interest to 50% on this zone by carrying out a long-duration test on this well. This test is expected to be completed in the second half 2008. If the development of Kessog were decided, TOTAL would be the operator.

•

In the West Shetland zone, an exploration well was drilled in 2007 on the Tormore prospect, located 15 km southwest of the Laggan field. The Tormore discovery and the development studies carried out in 2006 and 2007 allow considering a stand-alone development of the combined Laggan-Tormore zone.

TOTAL was also awarded two permits as operator in 2007, thereby strengthening its presence in the zone.

TOTAL is also present in The Netherlands, where its production was 45 kboe/d in 2007.

Middle East

Since 1924, TOTAL has been developing long-term partnerships in the Middle East. The Middle East is one of the major growth zones for the Group in the medium term, with the Yemen LNG and Qatargas II projects expected to start production in the 2008-2009 winter and 2009, respectively. Highlights of 2007 included the start-up of the Dolphin gas project in Qatar.

In 2007, TOTAL’s production in the Middle East (including production of equity affiliates and unconsolidated subsidiaries) was 390 kboe/d, representing 16% of the Group’s overall production, compared to 406 kboe/d in 2006 and 398 kboe/d in 2005.

In the United Arab Emirates, where the Group has been present since 1939, TOTAL’s production was 242 kboe/d in 2007 compared to 267 kboe/d in 2006 and 249 kboe/d in 2005.

In Abu Dhabi, TOTAL holds interests in the Abu Al Bu Khoosh field (75%, operator), in the Abu Dhabi Company for Onshore Oil Operations (ADCO, 9.5%), which operates the five principal onshore fields in Abu Dhabi, and in Abu Dhabi Marine (ADMA, 13.3%), which operates two offshore fields. TOTAL also has interests in Abu Dhabi Gas Industries (GASCO, 15%), which produces LPG and condensates from the associated gas produced by ADCO, and Abu Dhabi Gas Liquefaction Company (ADGAS, 5%), which produces LNG, GPL and condensates.

The Group also holds a 33.3% interest in Ruwais Fertilizer Industries (FERTIL), which produces ammonia and eurea. In 2005, FERTIL’s corporate life was extended for an additional 25 years. In Dubai, pursuant to an agreement signed with government and international partners in 2006, the concession in which TOTAL had participated was terminated.

In Iran, the Group’s 2007 production came from buyback contracts. Production was 15 kb/d in 2007, compared to 20 kb/d in 2006 and 23 kb/d in 2005, principally due to the impact of higher oil prices.

Concerning the Pars LNG liquefied natural gas project, engineering studies for the natural gas liquefaction plant and the development of Block 11 of South Pars are underway.

TOTAL has been present in Qatar since 1936 and holds interests in the Al Khalij field, the North field, the Dolphin project, the Qatargas I liquefaction plant and the second train of Qatargas II. The Group’s production in Qatar (including its share in the production of equity affiliates) averaged 74 kboe/d in 2007, compared to 58 kboe/d in 2006 and 57 kboe/d in 2005. This production is expected to increase significantly with the ramp-up of Dolphin.

•	The Dolphin project (24.5%) began production in summer 2007. On the North field, the Group signed a contract with state-owned Qatar Petroleum in December 2001 providing for the sale of 2,000 Mcf/d of gas produced by the Dolphin project (24.5%), for a 25-year period. This gas is carried to the United Arab Emirates through a 360 km pipeline.

•

TOTAL signed four contracts to purchase 5.2 Mt/y of LNG in July 2006. In December 2006 it formalized its acquisition of a 16.7% interest in the second train of Qatargas II, pursuant to a memorandum of understanding signed in February 2005. This integrated project includes the development of two new LNG trains, each with a capacity of 7.8 Mt/y. Production is expected to begin in the first half 2009.

TOTAL has been present in Yemen since 1987 and is operator of nearly 10% of the country’s production. The Group has interests in the country’s two oil basins, as the operator on Block 10 (Masila Basin, East Shabwa permit 28.57%) and as a partner on Block 5 (Marib Basin, Jannah permit 15%). TOTAL also holds interests in the Yemen LNG project.

•

Yemen LNG, operated by TOTAL with a 39.62% interest, was launched in August 2005. This project calls for the construction of two liquefaction trains with a combined capacity of 6.9 Mt/y, all of which has been sold under long-term contracts. Production is expected to begin in winter 2008-2009.

•	In 2007, TOTAL concluded an agreement to acquire a 40% interest in onshore exploration blocks 69 and 71.

In Saudi Arabia , TOTAL had a 30% interest in a joint venture with the state-owned Saudi Aramco for natural gas exploration in a 200,000 km2 area in southern Rub Al-Khali. Following unsatisfactory drilling, the Group decided to withdraw from the joint venture.

In Oman, the Group is present in gas production, notably through the Oman LNG/Qalhat LNG gas liquefaction plant. Production has been stable in this country over the 2005-2007 period, amounting to 34 kboe/d in 2007.

TOTAL is present in Syria on the Deir Ez Zor permit (100%, operated by DEZPC, 50% of which is held by TOTAL) and produced 15 kboe/d in 2007.

In Iraq , TOTAL signed a memorandum of cooperation with the Petroleum Ministry to share the information from studies conducted by TOTAL on the Majnoon and Bin Umr fields. TOTAL is also involved in a significant training program for Iraqi engineers in this country.

The Group is also present in Kuwait.

Interests in pipelines

The table below sets forth TOTAL’s interests in crude oil and natural gas pipelines throughout the world:

As of December 31, 2007 Pipeline(s)	Origin	Destination	% interest		TOTAL operator	Liquids	Gas
FRANCE
TIGF	Network South West		100.00		x		x
NORWAY
Frostpipe (inhibited)	Lille-Frigg, Froy	Oseberg	36.25			x
Gassled(a)			7.995				x
Heimdal to Brae Condensate Line	Heimdal	Brae	16.76			x
Kvitebjorn pipeline	Kvitebjorn	Mongstad	5.00			x
Norpipe Oil	Ekofisk Treatment center	Teeside (UK)	34.93			x
Oseberg Transport System	Oseberg, Brage and Veslefrikk	Sture	8.65			x
Sleipner East Condensate Pipe	Sleipner East	Karsto	10.00			x
Troll Oil Pipeline I and II	Troll B and C	Vestprosess (Mongstad refinery)	3.70			x
THE NETHERLANDS
Nogat pipeline	F3-FB	Den Helder	23.19				x
WGT K13-Den Helder	K13A-K4K5	Den Helder	4.66				x
WGT K13-Extension	Markham	K13-K4K5	23.00				x
UNITED KINGDOM
Bruce Liquid Export Line	Bruce	Forties (Unity)	43.25			x
Central Area Transmission	Cats Riser Platform	Teeside	0.57				x
System (CATS)
Central Graben	Elgin-Franklin	ETAP	46.17		x	x
Liquid Export Line (LEP)
Frigg System: UK line	Frigg UK, Alwyn North, Bruce, and others	St.Fergus (Scotland)	100.00		x		x
Ninian Pipeline System	Ninian	Sullom Voe	16.00			x
Shearwater Elgin	Elgin-Franklin	Bacton	25.73				x
Area Line (SEAL)	Shearwater
GABON
Mandji Pipe	Mandji fields	Cap Lopez Terminal	100.00	(b)	x	x
Rabi Pipe	Rabi	Cap Lopez Terminal	100.00	(b)	x	x
AMERICAS
Argentina
Gas Andes	Neuquen Basin (Argentina)	Santiago (Chile)	56.50		x		x
TGN	Network (Northern Argentina)		15.40		x		x
TGM	TGN	Uruguyana (Brazil)	32.68		x		x
Bolivia
Transierra	Yacuiba (Bolivia)	Rio Grande (Bolivia)	11.00				x
Brazil
TBG	Bolivia-Brazil border	Porto Alegre via Sao Paulo	9.67				x
TSB (project)	TGM (Argentina)	TBG (Porto Alegre)	25.00				x
Colombia
Ocensa	Cusiana, Cupiagua	Covenas Terminal	15.20			x
Oleoducto de Alta Magdalena	Magdalena Media	Vasconia	0.96			x
Oleoducto de Colombia	Vasconia	Covenas	9.55			x
ASIA
Yadana	Yadana (Myanmar)	Ban-I Tong (Thai border)	31.24		x		x
REST OF WORLD
BTC	Baku (Azerbaijan)	Ceyhan ( Turkey)	5.00			x
SCP	Baku (Azerbaijan)	Georgia/Turkey Border	10.00				x
Dolphin (International transport and network)	Ras Laffan (Qatar)	U.A.E.	24.50				x

(a)	Gassled: unitization of Norwegian gas pipelines through a new joint venture in which TOTAL has an interest of 7.995%. In addition to the direct share in Gassled, TOTAL has a 14.4% interest in the joint-stock company Norsea Gas AS, which holds 2.839% in Gassled.
(b)	Interest of Total Gabon. The Group has a financial interest of 57.96% in Total Gabon.

Gas & Power

In 2007, TOTAL modified the organization of its Gas & Power division. The Gas & Power division encompasses the marketing, trading and transport of natural gas and liquefied natural gas (LNG), LNG re-gasification, natural gas storage and the maritime transport and trading of liquefied petroleum gas (LPG). It also includes power generation from gas-fired combined-cycle plants and renewable energies, the trading and marketing of electricity as well as the production and marketing of coal.

The Gas & Power division remains focused on the optimization of gas resources but is also working on developing a new generation of energies to contribute to the Group’s commitment regarding sustainable development, in particular the fight against global warming. The division is using its expertise to optimize traditional research and explore new approaches, both in renewable energies and in other energy sectors. Additional resources are being allocated to the division and its research and development efforts are being increased.

A Research & Development department has been created within the Gas & Power division to support the industrial and commercial activities of the division by decreasing costs and improving the performance of products and processes. It also focuses on contributing to the division’s and the Group’s growth by helping to anticipate technological and market trends while also developing appropriate technical solutions. The new Research & Development department will focus in particular on natural gas, chemical conversion of coal to liquids, carbon dioxide capture, biomass, solar energy and energy storage.

TOTAL is continuing to develop the global presence of its Gas & Power activities, with the objective of becoming a key player in these sectors.

Natural Gas

In 2007, TOTAL pursued its strategy of developing its activities downstream from natural gas production to optimize access for the Group’s present and future gas production and reserves to traditional (organized around long-term contracts between producers and integrated gas companies) as well as newly (or soon to be) deregulated markets.

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

In this context, TOTAL is developing its trading, marketing and logistics activities to offer its natural gas production to new customers, primarily in the industrial and commercial markets, who are looking for more flexible supply arrangements.

Europe

TOTAL has been active in the downstream sector of the gas value chain for more than 60 years. Natural gas transport, marketing and storage activities were initially developed to complement the Group’s domestic production in Lacq (France). The Group has continued to develop these activities, which are now part of its comprehensive downstream gas chain.

Since April 2005, the Group’s transport and storage activities in southwest France have been brought under TIGF, a wholly-owned subsidiary, which operates a regulated transport network of 4,905 km of pipes and two storage units with 85 Bcf (2.4 Bm3) of combined usable capacity, approximately 20% of the overall natural gas storage capacity in France(1).

Highlights of 2007 included the start-up of on-site work on the Guyenne trunk main line, a project to increase the flow of natural gas on the TIGF network.

In 2007, TOTAL sold 245 Bcf of gas (7 Bm3) to French customers through its marketing subsidiary Total Énergie Gaz (TEGAZ), compared to 243 Bcf (6.9 Bm3) in 2006 and 260 Bcf (7.4 Bm3) in 2005.

(1)	International Gas Union 2006.

In Spain, TOTAL has marketed gas in the industrial and commercial sectors since 2001 through its participation in Cepsa Gas Comercializadora. This company is held by TOTAL (35%), CEPSA (35%) and the Algerian national oil company, Sonatrach, (30%). Taking into account TOTAL’s 48.83% interest in CEPSA, the Group has a direct and indirect interest of approximately 52% in this company. In 2007, Cepsa Gas Comercializadora sold approximately 155 Bcf (4.4 Bm3) of natural gas, compared to approximately 119 Bcf (3.4 Bm3) in 2006 and 63 Bcf (1.8 Bm3) in 2005. CEPSA also has a 20% interest in the Medgaz pipeline project, and is involved in studies conducted in connection with this project, which is expected to directly connect Algeria to Spain.

In the UK, TOTAL’s subsidiary Total Gas & Power Ltd sells gas and power to the industrial and commercial markets. This subsidiary also conducts global gas, electricity and LNG trading activities. In 2007, Total Gas & Power Ltd sold 124 Bcf (3.5 Bm3) of natural gas to industrial and commercial customers, compared to 135 Bcf (3.8 Bm3) in 2006 and 189 Bcf (5.4 Bm3) in 2005. Electricity sales amounted to 3.6 TWh in 2007, compared to 3.2 TWh in 2006 and 1.7 TWh in 2005. In 2007, TOTAL disposed of its 10% interest in Interconnector UK Ltd, a gas pipeline connecting Bacton in the UK to Zeebrugge in Belgium. This disposal did not affect TOTAL’s rights to transport gas through the pipeline.

The Americas

In the United States, TOTAL marketed approximately 1,606 Bcf (45.5 Bm3) of natural gas in 2007, compared to 925 Bcf (26.2 Bm3) in 2006 and 621 Bcf (17.6 Bm3) in 2005, supplied by its own production and external sources.

In Mexico, Gas del Litoral, a company in which TOTAL holds a 25% interest, sold approximately 95 Bcf (2.7 Bm3) of natural gas in 2007, its first full year in activity, compared to 25.5 Bcf (0.7 Bm3) in 2006.

In South America, TOTAL owns interests in several natural gas transport companies in Argentina, Chile and Brazil, including 15.4% in Transportadora de Gas del Norte (TGN), which operates a gas transport network covering the northern half of Argentina; 56.5% of the companies which own the GasAndes pipeline, connecting the TGN network to the Santiago del Chile region, and 9.7% of Transportadora Gasoducto Bolivia-Brasil (TBG), whose gas pipeline supplies southern Brazil from the Bolivian border. These different assets represent a total integrated network of approximately 9,000 km serving the Argentine, Chilean and Brazilian markets from gas-producing basins in Bolivia and Argentina, where the Group has natural gas reserves.

The actions taken by the Argentine government after the 2001 economic crisis and the subsequent energy crisis, marked in 2007 by a severe gas shortage during the Austral winter, put TOTAL’s Argentine subsidiaries in difficult financial and operational situations, even after taking into account the restructuring of TGN’s debt, which was completed in 2006. The sale of the Group’s Argentine power generation assets was completed in 2007, while procedures to protect TOTAL’s investments, initiated in 2002, are ongoing.

Asia

TOTAL markets natural gas transported through pipelines to Indonesia, Thailand, and Myanmar and, in the form of LNG, to Japan, South Korea, Taiwan and India. The Group is also developing new LNG outlets in emerging markets.

In India, Hazira Gas, in which TOTAL holds a 26% interest, sold approximately 78 Bcf (2.2 Bm3) of natural gas during its second full year in operation, compared to 28 Bcf (0.8 Bm3) in 2006.

Liquefied Natural Gas (LNG)

The Gas & Power division conducts LNG activities downstream from liquefaction plants(1): LNG shipping, re-gasification, storage and marketing. TOTAL has entered into agreements to obtain long-term access to LNG re-gasification capacity on the three continents which are the largest consumers of natural gas: North America (United States and Mexico), Europe (France and the UK) and Asia (India). This diversified access to markets allows TOTAL to develop new liquefaction projects, in particular in the Middle East and Africa, while strengthening its own LNG supply portfolio.

Europe

In June 2006, TOTAL acquired a 30.3% interest in the Société du Terminal Méthanier de Fos Cavaou (STMFC) in France. This terminal is expected to have a re-gasification capacity of 8.25 Bm3/y (6.1 Mt/y), of which 2.25 Bm3/y (1.7 Mt/y) have been reserved by TOTAL through its subsidiary Total Gas & Power Ltd. The terminal is scheduled to begin commercial operations in 2009.

In December 2006, in connection with its entry in the Qatargas II project, TOTAL acquired an 8.35% interest in the South Hook LNG re-gasification terminal project in the UK. The terminal is scheduled to come onstream in the second half 2008.

TOTAL also has a 18.4% interest in the Snøvhit project (Norway), where LNG production started in September 2007 with the first deliveries made in October 2007. As

(1)	Natural gas liquefaction activities are conducted by the Exploration & Production division.

part of this project, Total Gas & Power Ltd signed a purchase agreement for 1 Bm3/y of natural gas, primarily destined for North American and European markets. TOTAL, through its subsidiary Total E&P Norge AS, chartered an LNG tanker, the Arctic Lady, to transport this LNG. This tanker has a capacity of 145,000 m3 and was delivered in April 2006.

In October 2007, TOTAL announced the creation of Adria LNG, in which TOTAL holds a 25.58% interest, to study the construction of an LNG re-gasification terminal on KrK Island (Croatia), in the northern Adriatic Sea. This terminal is expected to have an initial natural gas re-gasification capacity of 10 Bm3/y, which could be increased to 15 Bm3/y in the future. The terminal is currently scheduled to come onstream in 2012.

North America

In Mexico, the Altamira re-gasification terminal, in which TOTAL holds a 25% interest, has been onstream since summer 2006. This terminal, located on the east coast of Mexico, has an initial LNG re-gasification capacity of 6.7 Bm3/y. This capacity has been entirely reserved by Gas del Litoral, in which TOTAL has a 25% interest. The terminal received 33 cargos in 2007.

In the United States, TOTAL has reserved re-gasification capacity of 10 Bm3/y (1 Bcf/d) at the Sabine Pass LNG terminal in Louisiana, beginning in April 2009 for a renewable 20-year period. The construction of this terminal, which began in April 2005, is expected to be completed in 2008. The LNG to supply Sabine Pass is expected to come from LNG purchase agreements providing for shipments from various producing projects in which TOTAL holds interests, in particular in the Middle East, Norway and West Africa.

Asia-Pacific

The Hazira re-gasification terminal, located on the west coast of the Gujarat state in India, was inaugurated in April 2005. It has an initial re-gasification capacity of approximately 3.4 Bm3/y. Since May 2005, TOTAL has held a 26% interest in this merchant terminal whose activities include taking delivery of LNG, re-gasification and natural gas marketing. TOTAL has agreed to provide up to 26% of the LNG for the Hazira terminal. Due to market conditions in 2007, the Hazira terminal was essentially operated on the basis of short-term (spot) contracts, both for the sale of gas on the Indian market and the purchase of LNG from international markets. The terminal received 28 cargos in 2007, compared to 12 in 2006 and 3 in 2005.

Middle East

In Qatar, pursuant to heads of agreement signed in February 2005, TOTAL signed purchase agreements in

July 2006 for up to 5.2 Mt/y of LNG from Qatargas II (second train) over a 25-year period. This LNG is expected to be marketed principally in France, the UK and North America. In December 2006, TOTAL also concluded an agreement to acquire a 16.7% interest in the second train of Qatargas II. The Qatargas II project is expected to come onstream in the first half 2009.

In Yemen, TOTAL, through its subsidiary Total Gas & Power Ltd, signed an agreement in July 2005 with Yemen LNG Ltd (in which TOTAL has a 39.62% interest) to purchase 2 Mt/y of LNG over a 20-year period, beginning in 2009, to be delivered to the United States. The Yemen LNG project is expected to come onstream in the 2008-2009 winter.

In Iran, as part of the agreements for the future Pars LNG project (in which TOTAL has an interest), in August 2005 Total Gas & Power Ltd signed a long-term purchase agreement for approximately 3 Mt/y of LNG. This agreement is subject to the final investment decision for the project to construct two liquefaction trains, each with a capacity of 5 Mt/y.

Africa

In Nigeria, TOTAL holds a 15% interest in Nigeria LNG Ltd (NLNG), located on Bonny Island. With train 4 having come onstream in November 2005, followed by train 5 in February 2006, the liquefaction capacity of NLNG has increased to 17.9 Mt/y. A sixth liquefaction train with a capacity of 4Mt/y was approved in 2004 and came onstream in December 2007.

As part of the expansion of the plant on Bonny Island, Total Gas & Power Ltd signed an LNG purchase agreement for an initial 0.23 Mt/y over a 20-year period, to which an additional 0.9 Mt/y was added when train 6 came onstream. The first deliveries under this agreement were received in January 2006.

As part of an additional NLNG expansion project to build a seventh LNG train with a capacity of approximately 8.5 Mt/y, TOTAL signed a purchase agreement in February 2007 for 1.375 Mt/y of LNG over a 20-year period. This agreement is subject to NLNG’s final investment decision on this new train.

In Nigeria, TOTAL also acquired a 17% interest in the Brass LNG project in July 2006. This liquefaction project calls for the construction of two liquefaction trains, each with a capacity of 5 Mt/y, scheduled to come onstream early in the next decade. TOTAL also signed a preliminary agreement with Brass LNG Ltd in July 2006 setting forth the principal terms of an agreement to purchase approximately one-sixth of the plant’s capacity over a 20-year period. This LNG would be delivered principally to North America and Western Europe.

The purchase agreement is subject to final investment decision for the Brass LNG project.

In Angola, TOTAL holds a 13.6% interest in Angola LNG, a project to construct a single-train liquefaction plant with a capacity of 5.2 Mt/y. The construction of this project began in December 2007 and LNG production is expected to start in 2012. As part of this project, TOTAL, through its subsidiary Total Gas & Power North America, signed a regasified natural gas purchase agreement in December 2007 for 13.6% of the volume to be delivered to the Gulf LNG Clean Energy terminal in Mississippi in the United States.

Trading

After a period from 2001 to 2006 when Total Gas & Power Ltd was mainly involved in short-term trading on the LNG cargos market, this subsidiary has now begun to receive cargos under its long-term supply contracts in Nigeria and Norway. In 2007, this resulted in the purchase of five contractual and sixteen spot cargos from Nigeria, Qatar, Egypt and Trinidad & Tobago. This mix of spot and term purchases allows TOTAL to supply its principal clients with gas, for example in France, Spain, Mexico and India, while retaining a certain degree of flexibility to react to market opportunities or unexpected fluctuations in supply and demand.

Liquefied Petroleum Gas (LPG)

In 2007, TOTAL traded and sold 5.2 Mt of LPG (butane and propane) worldwide (compared to 5.8 Mt in 2006 and 5 Mt in 2005), of which approximately 1 Mt was in the Middle East and Asia, approximately 0.8 Mt in Europe on small coastal trading vessels and approximately 3.4 Mt on large vessels in the Atlantic and Mediterranean regions. Approximately 40% of these quantities come from fields or refineries operated by the Group. LPG trading involved the use of seven time-charters and approximately 60 spot charters. In 2007, this activity represented approximately 10% of worldwide seaborne LPG trade.(1)

In 2007, TOTAL continued the construction, launched in November 2003, of a LPG importation and storage unit located in Visakhapatnam, on the east coast of India in the state of Andhra Pradesh. This terminal was commissioned on January 14, 2008 and has a storage capacity of 60,000 tons. TOTAL has a 50% interest in this project, where it is a partner with Hindustan Petroleum Company Ltd in South Asian LPG Limited (SALPG).

Electricity and Cogeneration

As a refiner and petrochemicals producer, TOTAL has interests in several cogeneration facilities. Cogeneration is a process whereby the steam produced to turn turbines to generate electricity is then captured and used for industrial purposes. TOTAL also participates in another type of cogeneration, which combines power generation with water desalination and gas-fired electricity generation, as part of its strategy of pursuing opportunities at all levels of the gas value chain.

The Taweelah A1 cogeneration plant in Abu Dhabi, which combines electricity generation and water desalination, has been in operation since May 2003 and is owned and operated by Gulf Total Tractebel Power Cy, in which TOTAL has a 20% interest. Taweelah A1 currently has an overall power generation capacity of 1,430 MW and a water desalination capacity of 385,000 m3 per day. Near the end of 2006, the decision was made to develop an additional 250 MW of capacity, which is expected to enter into operation in 2009.

Also in the United Arab Emirates, TOTAL recently entered a partnership agreement with Suez and Areva to present a proposal for the development of a nuclear power plant project, based on the third generation technology EPR, to the local authorities at the appropriate time. Currently, the authorities have not yet made a decision on this project. This project would allow TOTAL to enter the nuclear energy production sector while benefiting from its historic presence in the Emirates.

In Thailand, TOTAL owns 28% of Eastern Power and Electric Company Ltd (EPEC), which has operated the combined cycle gas power plant of Bang Bo, with a capacity of 350 MW, since March 2003.

In Nigeria, TOTAL and its partner, the state-owned NNPC, are participating in two projects to construct gas-fired electricity generation units. These projects are part of the Nigerian government’s policy to develop electricity generation, stop gas flaring and privatize the electricity generation sector:

•

The Afam project, part of the SPDC joint-venture in which TOTAL holds a 10% interest, concerns upgrading the Afam V power plant to increase its capacity to 276 MW and to develop the Afam VI power plant, with a planned capacity of approximately 600 MW; and

•

The OML 58 project, part of the EPNL (Elf Petroleum Nigeria Limited) joint-venture in which TOTAL holds a 40% interest (operator), concerns the development of a new 400 MW combined-cycle power plant near the city of Obite.

(1)	Poten & Partners LPG in World Markets 2007.

Renewable Energy

As part of its sustainable development policy, TOTAL is developing its position in renewable energy, with a particular focus on solar-photovoltaic power, where the Group has been present since 1983. In addition, since 2005 TOTAL has been participating in the development of marine energy, another technology for renewable energy.

Solar-photovoltaic power

In solar power (silicon-crystal technology), TOTAL manufactures photovoltaic cells (Photovoltec), solar panels and designs solar systems (TENESOL). The Group is also involved in projects for rural electrification (Temasol in Morocco, KES in South Africa and Korayé Kurumba in Mali).

TOTAL owns 47.8% of Photovoltec in partnership with Electrabel and IMEC. Photovoltech is a company specialized in manufacturing photovoltaic cells. Photovoltech sales rose to approximately 67 M€ in 2007, compared to 42 M€ in 2006 and 25 M€ in 2005. Due to strong demand for its products, Photovoltech increased its production capacity from 22 MWp/y to 80 MWp/y late in 2007. Photovoltech anticipates it will invest an additional 45 M€ to increase its overall production to 140 MWp/y by the end of 2009. Photovoltech has also entered into long-term silicon wafer supply agreements with several suppliers.

TOTAL holds a 50% interest in TENESOL, in partnership with EDF, which designs, manufactures, markets and operates solar-photovoltaic power systems. TENESOL’s consolidated sales amounted to 133 M€ in 2007, compared to 134 M€ in 2006 and 145 M€ in 2005, the equivalent of selling production of approximately 40 MWp. Its principal markets are for network connections, both in Europe (Germany, Spain and France) and in the French Overseas Territories, and it is also active in professional applications (telecommunications and telemetry). TENESOL owns two solar panel manufacturing plants: TENESOL Manufacturing in South Africa, with an annual production capacity of 50 MWp, and TENESOL Technologies in the Toulouse region of France, with an annual production capacity of 17 MWp, which is expected to be increased to 45 MWp in the first half 2008.

TOTAL is pursuing decentralized rural electrification activities by responding to calls for tenders from authorities in several countries, including Morocco, South Africa and Mali. In Morocco, Temasol, in which TOTAL holds indirect interests through Total Maroc (32.2%) and TENESOL (35.6%), is pursuing its development. Projects awarded to Temasol pursuant to the bidding processes in 2002, 2004 and 2005 increased the number of households to be equipped to 58,500 (25,500 were equipped by the end of 2007). In South Africa, KES (Kwazulu Energy Services Company), of which TOTAL owns 35%, launched an initial program in the Kwazulu-Natal province in 2002. At the end of 2007, approximately 8,500 individual systems were equipped with solar power. On July 17, 2007, KES signed an agreement with the South African Department of Energy to implement an extension program in the neighboring Eastern Cape province. This new program is designed to supply over 26,000 rural households with solar power and gas and over 400 schools with power. In Mali, Korayé Kurumba (TOTAL, 30%), a company specialized in decentralized service, operates decentralized power micro-networks and individual solar photovoltaic kits, with 550 customers at the end of 2007. 5,000 additional clients should be equipped by the end of 2009.

Near the end of 2007, TOTAL acquired a 25% interest in the Swiss company, Novacis, specialized in photovoltaic cell research.

Wind power

TOTAL currently operates a wind farm in Mardyck (close to its Flanders refinery in northern France) and is conducting development studies for onshore and offshore projects in France and Spain.

Mardyck, commissioned in November 2003, has a capacity of 12 MW and produced approximately 22.6 GWh of electricity in 2007, compared to 25.2 GWh in 2006 and 26.4 GWh in 2005. It is designed to evaluate different technologies at the same site.

In December 2005, after a call for tenders, TOTAL was selected by the French Department of Industry for an onshore wind power project with a planned capacity of 90 MW to be built in the Aveyron region. Pursuant to the terms of the bid, the project is subject to obtaining a construction permit. The public consultation for this project, which began in January 2007, is ongoing.

TOTAL is also pursuing studies for the development of a wind farm with a 120 MW capacity, offshore Dunkirk, France.

Marine energy

In marine energy, TOTAL acquired a 10% interest in a pilot project located offshore Santona, on the northern coast of Spain, in June 2005. The construction of a first buoy, decided in 2006, is expected to be completed in 2008. Tests on this buoy should allow the project to determine the size and production capacity of future installations. This pilot project is expected to provide information necessary to assess the technical and economic potential of this technology.

At the end of 2007, TOTAL had a 24.9% interest in Scottrenewables Marine Power, located in the Orkney Islands in Scotland. This company is developing tidal current energy converter technology. In January 2008, an agreement was signed with Fred Olsen Limited to increase Scottrenewables’ share capital in two steps between 2008 and 2011. Through these transactions, the Group expects to decrease its share in Scottrenewables to 12.2%.

Coal

For more than 25 years, TOTAL has exported steam coal from its mines located in South Africa, primarily to Europe and Asia. Today, TOTAL owns and operates three mines and is examining several mining projects. The Group also trades and markets steam coal through its subsidiaries Total Coal International (Atlantic zone), Total Energy resources (Pacific zone) and CDF Énergie (France).

TOTAL sold approximately 10 Mt of coal worldwide in 2007 (compared to 9.2 Mt in 2006 and 9.5 Mt in 2005), of which 4.7 Mt was South African steam coal produced by the Group or to which the Group had direct access. Approximately 50% of the Group’s South African coal production was sold to European utility companies and approximately 30% was sold in Asia.

The Group’s South African coal is exported through the port of Richard’s Bay, the world’s largest coal terminal, of which 5.7% is owned by TOTAL. In 2007, the Group and its partner Mmakau Mining acquired an additional 1 Mt/y of harbour handling rights through the interests they hold in the fifth phase of the port’s development. On the South African domestic market, sales amounted to 0.75 Mt in 2007, primarily destined for the industrial and metallurgic sectors.

Total Coal South Africa (TCSA) is developing new mines. In 2007, the new Forzando South mine, with a planned final capacity of 1.2 Mt/y, entered into production. TCSA also became the majority shareholder of the Eloff mine, with a 51% interest.

TOTAL is also active in coal trading through its wholly-owned subsidiary Total Energy Resources (TER) in Hong Kong and through a representative office established in Jakarta in September 2004. Approximately 39% of the 10 Mt of coal traded in 2007 was sold in Asia.

DME (Di-Methyl Ether)

Pursuant to the successful tests, completed in 2006, on a pilot unit with 100 tons per day of DME capacity built in Kushiro on Hokkaido Island (Japan) by DME-Development (TOTAL, 3%), the Group decided to take an interest in a plant producing DME in Niigata, Japan (Honshu Island). TOTAL holds a 10% interest in this plant, with 80 kt/y of capacity. Operations are expected to start at this plant by the summer 2008, thus promoting this new generation clean fuel to Japanese consumers.

After further tests were carried out by the IFP (Institut français du pétrole) and completed during the summer 2007, the Group’s Chinese subsidiary in charge of marketing LPG started commercial tests on mixed LPG and DME products.

The ISO standardization process, instigated and conducted by TOTAL and its Japanese partners, was launched in April 2007. It should last for the next two to three years. In addition to Japan, China and South Korea, countries such as the United States, Germany, Sweden, Poland and Turkey are interested in standardization.

Downstream

The Downstream segment conducts TOTAL’s refining, marketing, trading and shipping activities.

Refining & Marketing

As of December 31, 2007, TOTAL’s worldwide refining capacity was 2,598 kb/d. The Group’s refined products sales were 3,863 kb/d worldwide (including trading activities), compared to 3,786 kb/d in 2006 and 3,792 kb/d in 2005.

TOTAL is the largest refiner/marketer(1) in Western Europe and, with a market share of 11%, the largest marketer in Africa(2).

(1)	Company data, based on refining capacities.
(2)	PFC Energy December 2007.

As of December 31, 2007, TOTAL’s marketing network consisted of 16,497 retail stations worldwide (compared to 16,534 in 2006 and 16,976 in 2005), approximately 50% of which are owned by the Group. TOTAL’s refineries allow the Group to produce a broad range of specialty products, such as lubricants, liquefied petroleum gas (LPG), jet fuel, special fluids, bitumen and petrochemical feedstock.

The Group’s strategy in refining is to continue to improve its position by focusing on three areas: optimizing its portfolio of refineries in Europe, developing deep conversion projects in North America and expanding in the Middle East with the Jubail refinery project.

The Group’s strategy for its marketing activities is to consolidate its positions in Western Europe and in Africa and pursue targeted growth in expanding markets in Asia, Latin America and Eastern Europe.

Refining

As of December 31, 2007, TOTAL held interests in 25 refineries (including 12 that it operates), located in Europe, the United States, the French West Indies, Africa and China.

TOTAL’s refining capacity in Western Europe was 2,273 kb/d in 2007, accounting for more than 85% of the Group’s overall refining capacity and making TOTAL the leading refiner in this region. The Group operates eleven refineries in Western Europe: six are located in France, one in Belgium, one in Germany, one in the UK, one in Italy and one in the Netherlands. TOTAL also holds minority interests in the German refinery of Schwedt, as well as interests in four Spanish refineries through its holdings in CEPSA(1). In the UK, TOTAL sold its 70% interest in the Milford Haven refinery late in 2007 to concentrate its refining activities at the Lindsey site.

In the United States, TOTAL operates the Port Arthur refinery in Texas, with a capacity of 174 kb/d.

In Africa, as of December 31, 2007, TOTAL holds interests in six refineries. In 2007, the Group disposed of its 55.6% interest in the Luanda refinery in Angola, which has a capacity of 52 kb/d.

In China, TOTAL, Sinochem and Petrochina have been partners in the Dalian refinery, which has a treatment capacity of 219 kb/d, for over ten years. TOTAL holds a 22.41% interest in this refinery. A program to modernize this refinery was launched in 2006 to respond to changes on national and international markets. This program included the start-up of a distillate hydrocracker (DHC) with a capacity of 1.5 Mt/y late in 2007.

Over the period from 2008 to 2012, TOTAL plans to invest, on average, more than 1 B€ per year in refining, excluding major turnarounds.

•	Nearly 30% of this investment is designated for two major projects.

In the United States, TOTAL decided in February 2008 to build a deep conversion unit, or “coker”, at the Port Arthur refinery. This project is designed to process more heavy and high-sulphur crudes and to increase production of lighter products, in particular low-sulphur distillates. Commissioning is expected in 2011.

In Saudi Arabia, TOTAL and Saudi Arabian Oil Company (Saudi Aramco) signed a memorandum of understanding for a project to build and operate a refinery in Jubail with a capacity of 400 kb/d. The heavy conversion process for this is designed for the processing of heavier crudes (Arabian Heavy) to produce lighter products that meet strict specifications, which are mainly intended for export. The Front-End Engineering Design (FEED) study, launched in July 2006, is expected to be completed mid-2008. Commissioning is planned for late in 2012.

•

Nearly 30% of this investment is designated for projects to improve performance, in particular for desulphurization and to adapt TOTAL’s European refineries to changes in the oil market: increased demand for diesel fuel in Europe, stricter fuel specifications and an increased portion of supply consisting of high-sulphur crudes.

In June 2007, the Lindsey refinery (UK) started the construction of a desulphurization unit (HDS) and a steam methane reformer (SMR) to process high-sulphur crudes and increase its low-sulphur diesel production. The HDS unit is expected to be commissioned in 2009 and is designed to raise the portion of high-sulphur crude that the plant can process from 10% to up to nearly 70%. The construction of a new desulphurization unit at the Leuna refinery (Germany) was approved in 2007 and is scheduled to be commissioned late in 2009. This unit is designed to supply the German market with low-sulphur heating oil.

(1)	Group’s share in CEPSA: 48.83% as of December 31, 2007.

•	Nearly 40% of this investment is designated for modernizing refining sites, improving safety and energy efficiency, and reducing environmental impact.

CEPSA has also been pursuing a program to invest in the improvement of its refineries’ conversion capacity to respond to growing demand for medium distillates on the Spanish market. The construction of a 2.1 Mt/y hydrocracker unit, two atmospheric vacuum distillation units and a desulphurization unit is underway at the Huelva refinery, with commissioning scheduled for early 2010.

2007 was marked by a high level of maintenance activity. Ten refineries(1) underwent complete or partial turnarounds, compared to three in 2006 and six in 2005. These major turnarounds were designed mainly to reinforce safety and reliability, modernize facilities, improve performance and reduce environmental impact. In 2008, eight refineries operated by the Group are scheduled for major turnarounds, spread throughout the year.

Crude oil refining capacity

The table below sets forth TOTAL’s share of the daily crude oil refining capacity of its refineries.

As of December 31(a) (kb/d)	2007	2006	2005
Refineries operated by the Group
Normandy (France)	331	331	331
Provence (France)	158	158	158
Flandres (France)	141	141	159
Donges (France)	230	230	229
Feyzin (France)	117	116	118
Grandpuits (France)	101	99	99
Antwerp (Belgium)	350	350	350
Leuna (Germany)	227	227	225
Rome (Italy)(b)	63	64	64
Immingham (UK)	221	221	221
Milford Haven (UK)(c)	—	74	73
Vlissingen (Netherlands)(d)	81	81	84
Port Arthur, Texas (United States)	174	174	174
Sub-total	2,194	2,266	2,285
Other refineries in which the Group has an interest(e)	404	434	423
Total	2,598	2,700	2,708

(a)	For refineries not 100% owned by TOTAL, the indicated capacity represents TOTAL’s share of the overall refining capacity of the refinery.
(b)	TOTAL’s interest is 71.9%.
(c)	TOTAL’s interest is 70% as of December 31, 2006 and 2005. Interest sold in 2007.
(d)	TOTAL’s interest is 55%.
(e)	Thirteen refineries in which TOTAL has interests ranging from 16.7% to 50% (six in Africa, four in Spain, one in Germany, one in Martinique and one in China). Disposal of TOTAL’s 55.6% interest in the Luanda refinery in Angola in 2007.

Refined products(a)

The table below sets forth by product category TOTAL’s net share of refined quantities produced at the Group’s refineries.

(kb/d)	2007	2006	2005
Gasoline	501	532	534
Avgas and jet fuel	186	179	191
Kerosene and diesel fuel	705	660	639
Fuel oils and heating oils	536	582	593
Other products	411	455	406
Total	2,339	2,408	2,363

Utilization rate(a)

	2007	2006	2005
Crude	87%	88%	88%
Crude and other feedstock	89%	91%	89%

(a)	Including TOTAL’s share in CEPSA.

Marketing

TOTAL is one of the leading marketers in the combined six largest Western European markets (France, Spain, Benelux, the UK, Germany and Italy)(2). The Group is also the largest marketer in Africa, with a market share of 11%(3).

TOTAL markets a wide range of specialty products, which it produces from refined oil at its refineries and other facilities. TOTAL is among the leading companies in the European specialty products market(2), in particular for the bitumen, jet fuel, liquefied petroleum gas (LPG) and lubricants markets. Through its specialty products, TOTAL is present in approximately 160 countries.

TOTAL is pursuing the development of its lubricants activity worldwide. In 2007, the Group strengthened its position in the lubricants market by renewing its worldwide agreement with Citroën. The Group also has partnerships with Peugeot, Renault, Nissan and Honda.

TOTAL sells fuel to nearly 270 airports in over 70 countries, supplying approximately 200 airlines. The

(1)	Including the Milford Haven refinery, in which the Group sold its entire 70% interest in December 2007.
(2)	Company data, based on quantities sold.
(3)	PFC Energy December 2007.

Group has leading positions(1) in Europe, Africa and in the Mediterranean Basin and is pursuing expansion in the Asia-Pacific region.

TOTAL is also among the leading international LPG distributors(1), and is pursuing the expansion of this activity on the global market.

TOTAL is the European leader in bitumen(1), including strong positions in France and Germany.

Sales of refined products(a)

The table below sets forth by geographic area TOTAL’s volumes of refined petroleum products sold for the years indicated.

(kb/d)	2007	2006	2005
France	846	837	852
Rest of Europe(a)	1,432	1,438	1,444
United States	251	264	256
Africa	286	274	260
Rest of world	167	153	151
Total excluding Trading	2,982	2,966	2,963
Trading (Balancing and Export Sales)	881	820	829
Total including Trading	3,863	3,786	3,792

(a)	Including TOTAL’s share in CEPSA.

Retail stations

The table below sets forth by geographic area the number of retail stations in TOTAL’s network.

As of December 31,	2007	2006	2005
France(a)	4,992	5,220	5,459
Rest of Europe (excluding France and CEPSA)	4,762	4,628	4,937
CEPSA(b)	1,680	1,672	1,677
Africa	3,549	3,562	3,505
Rest of world	1,514	1,452	1,398
Total	16,497	16,534	16,976

(a)	Retail stations under the TOTAL and Elf brands and approximately 2,000 retail stations under the Élan brand.
(b)	Including all the retail stations within the CEPSA network.

Europe

In Europe, TOTAL has a network of retail stations in France, Belgium, the Netherlands, Luxembourg, Germany, the UK, Portugal and Italy, as well as, through its 48.83% interest in CEPSA, in Spain and Portugal.

In France, the TOTAL-branded network benefits from a wide number of retail stations, a diverse selection of products (such as the Bonjour convenience stores, as well as car washes) and strong customer loyalty programs. Elf-branded retail stations offer quality fuels at prices that are particularly competitive. As of December 31, 2007, nearly 2,450 TOTAL-branded retail stations and 280 Elf-branded retail stations were operating in France. TOTAL also markets fuels at nearly 2,000 Élan-branded retail stations, generally located in rural areas. Late in 2007, TOTAL launched a program to reduce operating costs and develop non-fuel sales in its French network.

In the UK, the network rationalization program launched in 2003 was completed in 2007. The restructuring of marketing activities in Germany is continuing, including an adaptation plan underway for the lubricants activities.

As of December 31, 2007, TOTAL had a network of approximately 500 AS24-branded retail stations in 20 European countries. This network, which focuses on professional transporters, continued to expand with the opening of approximately 20 new stations in 2007.

TOTAL is among the leaders in Europe for fuel-payment cards, with approximately 3.4 million cards issued in 17 European countries. In 2007, fuel sold via fuel-payment cards increased to 5 Mm3, compared to 4.7 Mm3 in 2006 and 4.5 Mm3 in 2005.

In 2007, TOTAL continued to expand the distribution in Europe of two new high-performance fuels branded TOTAL EXCELLIUM 98 and TOTAL EXCELLIUM diesel marketed in nine countries. These new generation fuels reduce fuel consumption and carbon dioxide emissions. The EXCELLIUM range gives TOTAL a significant presence on the next-generation fuel market in Europe.

TOTAL has distributed an urea-based additive to reduce nitrogen oxide emissions, AdBlue, to professional transporters in Europe since 2005. As of December 31, 2007, 225 TOTAL-branded and AS24-branded retail

(1)	Company data, based on quantities sold.

stations were distributing urea in Europe. By 2009, TOTAL intends to expand its distribution of AdBlue to cover a network of approximately 400 stations in 27 European countries.

In September 2006, TOTAL entered into a joint-venture agreement (TOTAL, 35%) with Veolia to build an oil recycling plant with a capacity of 120 kt/y in France. Construction of the plant is scheduled to begin in 2009 with commissioning expected for 2010.

Africa & the Middle East

As of December 31, 2007, TOTAL is the leading marketer of petroleum products in the African continent, with a market share of 11% and over 3,500 retail stations in more than 40 countries. TOTAL strengthened its positions in the continent, in particular in western and southeast Africa with the acquisition of marketing affiliates in 14 African countries in 2005 and 2006. The Group operates two significant networks, in South Africa and Nigeria.

In specialties, in 2007 TOTAL pursued its growth strategy in the Middle East by signing a joint-venture agreement (TOTAL, 51%) for the production and distribution of lubricants in Saudi Arabia.

Asia-Pacific

As of December 31, 2007, TOTAL was present in nearly 20 countries in the Asia-Pacific region, primarily through its specialty products. The Group is also developing its positions as a distributor in the region, in particular in China, and operates two significant networks, in Pakistan and the Philippines.

In 2007, TOTAL continued to develop its networks in China through its partnership with Sinochem under two joint venture agreements signed in 2005. These joint ventures call for the creation of two networks, in the Beijing and Shanghai areas, with a total of 500 retail stations. As of December 31, 2007, 55 of these stations were operating. These investments represent a major step in TOTAL’s efforts to distribute petroleum products in China.

In the Philippines, TOTAL is continuing to develop its network, with the opening of its 100th station late in 2007.

Early in 2008, TOTAL increased its interest in its subsidiary Total ISU Oil Co. Ltd to 100% by acquiring the interests of Isu Chemical Co. Ltd and at the same time announced the creation of a joint venture (TOTAL 50%) with a South Korean company, S-Oil. In line with its growth strategy for the Asia-Pacific region, this transaction is expected to make TOTAL a leading marketer of lubricants in South Korea.

Rest of world

In Latin America and the Caribbean, TOTAL is present mainly through its specialty products, which are marketed in nearly 20 countries, and its marketing activities in the Caribbean. In March 2008, TOTAL entered into an agreement to acquire marketing and logistics assets in Puerto Rico, Jamaica and the Virgin Islands. The agreement covers approximately 200 retail stations, aviation product distribution and several terminals. The purchase of these assets is expected to create synergies with TOTAL’s existing Caribbean activities.

In North America, TOTAL distributes lubricants in the United States. Late in 2007, the Group expanded its North American presence by acquiring assets in Canada.

Biofuels and hydrogen

The Group plays an active part in promoting renewable energies and alternative fuels.

TOTAL is active in two biofuel sectors: biodiesel and biogasoline. In 2007, TOTAL consolidated its position as a leading oil and gas company in the European biofuels market(1) by producing and incorporating 710 kt of ETBE(2) at nine refineries(3) (compared to 500 kt in 2006 and 360 kt in 2005) and incorporating 880 kt of VOME(4) at nine European refineries and several storage sites (compared to 420 kt in 2006 and 310 kt in 2005).

In France, TOTAL is actively promoting high-biofuel-content diesel fuels with the launch of Ecolium 30 in 2007. This biodiesel, made of 70% diesel fuel and 30% VOME, is intended for professional fleets and reduces carbon dioxide emissions by up to 20%. In addition, the Group is continuing to equip its retail stations to distribute Superethanol E85. The rate at which Superethanol is adopted by the market will depend both on the creation of appropriate tax incentives and the marketing of suitable vehicles.

TOTAL, in partnership with the leading companies in this area, is developing second generation biofuels derived

(1)	Company data, based on quantities sold.
(2)	ETBE: Ethyl-Tertio-Buthyl-Ether.
(3)	Including the Algeciras and Huelva refineries (CEPSA).
(4)	VOME: Vegetable-Oil-Methyl-Ester.

from biomass. The Group is participating in the French and European bioenergy development programs.

In 2007, TOTAL continued its research and testing programs for fuel cell and hydrogen fuels technologies. For several years, TOTAL has been developing cooperation agreements for automotive applications (with BMW in 2006, Renault in 2003 and Delphi in 2001) and stationary applications (Electrabel and Idatech in 2004).

Under its partnership with BVG, the largest public transport company in Germany and a bus operator in

Berlin, TOTAL created a Centre of Excellence for Hydrogen in Berlin. After opening two retail stations selling hydrogen to the public in Germany in 2006 and 2007, TOTAL is planning on opening a third retail station in Belgium in 2008.

TOTAL is also participating in the hydrogen technology platform launched by the European Commission at the end of 2003 and is a founding member of the industrial group created in 2007 to participate in the European Joint Technology Initiative to promote the development of hydrogen technology.

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

SUPPLY & SALES OF CRUDE OIL

For the year ended December 31 (kb/d, except %)	2007	2006	2005
Supply of crude oil
Total supply	4,194	4,112	4,465
Produced by the Group(a)(b)	1,502	1,473	1,615
Purchased from external suppliers	2,692	2,639	2,850
Production by the Group as a percentage of total supply	36%	36%	36%
Sales of crude oil
Total Sales	4,194	4,112	4,465
Sales to Downstream segment(c)	2,042	2,074	2,111
Sales to external customers	2,152	2,038	2,354
Sales to external customers as a percentage of total sales	51%	50%	53%

(a)	Including condensates and natural gas liquids.
(b)	Including TOTAL’s proportionate share of the production of equity affiliates.
(c)	Excluding share of CEPSA.

The Trading division operates extensively on physical and derivatives markets, both organized and over the counter. In connection with its trading activities, TOTAL, like most other oil companies, uses derivative energy instruments to adjust its exposure to fluctuations in the price of crude oil and refined products.

The Trading division undertakes certain physical transactions on a spot basis, but also enters into term and exchange arrangements and uses derivative instruments such as futures, forwards, swaps and options. These transactions are entered into with various counterparties.

All of TOTAL’s trading activities are subject to strict internal controls and trading limits.

In 2007, the principal market benchmarks stood at historically high levels:

		2007	2006	2005	min 2007			max 2007
Brent ICE Futures — 1st Line(a)	($/b)	72.67	66.11	55.25	51.70	(11-Jan	)	95.76	(23-Nov	)
Gasoil ICE Futures — 1st Line(a)	($/t)	637.8	580.4	507.9	463.75	(18-Jan	)	855.75	(23-Nov	)
VLCC Ras Tanura Chiba — BITR(b)	($/t)	13.93	14.52	13.91	8.67	(13-Sep	)	56.57	(18-Dec	)

(a)	1st line: Quotation for first month nearby delivery ICE Futures.
(b)	VLCC: Very Large Crude Carrier. Data estimated from BITR market quotations. BITR: Baltic International Tanker Routes.

Throughout 2007, the Trading division maintained a level of activity similar to the levels attained in 2005 and 2006, trading physical volumes of crude oil and refined products amounting to an average of approximately 5 Mb/d.

Shipping

The principal activity of the Shipping division is to arrange the transportation of crude oil and refined products necessary for the Group’s activities. The Shipping division provides the wide range of shipping services required by the Group to develop its activities and maintains a rigorous safety policy. Like a certain number of other oil companies and shipowners, the Group uses freight-rate derivative contracts in its shipping activity to adjust its exposure to freight-rate fluctuations.

In 2007, the Shipping division of the Group chartered 3,300 voyages to transport approximately 128 Mt of oil. As of December 31, 2007, the Group employed a fleet of 65 vessels chartered under long-term or medium-term agreements, (including six LPG carriers). The fleet, consisting entirely of double-hulled vessels, is modern, with an average age of approximately five years.

Throughout 2007, and for the fifth consecutive year, world crude tanker tonnage experienced an increase

(+5%(1) in 2007, +5% in 2006, +7.5% in 2005, +4.5% in 2004 and +5% in 2003). The demand for oil increased in 2007 (+1.2 Mb/d(2) for 2007 compared to 2006, +0.6 Mb/d for 2006 compared to 2005), due principally to an increase in the fourth quarter 2007. Although this trend pushed the world oil transport matrix higher, the stronger growth of fleet size reinforced the structural surplus of available tonnage. Despite vessel conversions and even with an accelerated removal of single-hulled vessels, the over-sized tanker orderbook (158 million dead-weight tons, or 40% of the current operating fleet(1)) will probably have a negative impact on tonnage balances.

On the crude transport market, spot rates gradually declined from January to October 2007. Rates fell sharply between June and October, to their lowest level since 2002. However, in November and December 2007 rates on the spot market rebounded principally due to:

•	Crude transport demand increased, related to a surge in OPEC production;
•	Approximately a dozen single-hulled VLCCs and several Suezmaxes were removed from the operating fleet to undergo conversion to dry bulk and other services; and
•	Ship owners reduced tonnage available by reducing the cruising speed of their vessels.

Chemicals

The Chemicals segment includes Base Chemicals, with petrochemicals and fertilizers, and Specialties, with the Group’s rubber processing, resins, adhesives and electroplating activities.

TOTAL is one of the world’s largest integrated chemical producers(3).

On May 12, 2006, TOTAL’s shareholders approved the spin-off of Arkema, which, since October 1, 2004, included vinyl products, industrial intermediates and performance products. Arkema has been listed on Euronext Paris since May 18, 2006.

(1)	Clarkson’s SIN.
(2)	Company data.
(3)	Source: company data, based on consolidated sales.

Base Chemicals

TOTAL’s Base Chemicals division includes petrochemicals and fertilizers.

Base Chemicals’ sales amounted to 12.56 B€ in 2007, compared to 12.01 B€ in 2006 and 10.25 B€ in 2005. Demand remained strong throughout the year due to a favorable economic environment. Margins remained at high levels, mainly in Europe, during the first, second and third quarters of 2007, but were affected by the strong increase in the price of naphtha during the last months of the year. Adjusted net operating income from Base Chemicals activities decreased by 11% in 2007 compared to 2006, after a 9% increase in 2006 compared to 2005.

Petrochemicals

TOTAL’S PRODUCTION CAPACITIES BY

MAIN PRODUCT GROUPS AND REGIONS

	2007				2006	2005
(kt/y)	Europe	North America	Asia and Middle East(c)	Worldwide	Worldwide	Worldwide
Olefins(a)	5,185	1,195	795	7,175	7,035	7,005
Aromatics	2,650	930	755	4,335	4,255	4,125
Polyethylene	1,315	440	280	2,035	2,035	2,035
Polypropylene	1,210	1,070	295	2,575	2,420	2,420
Styrenics(b)	1,240	1,350	570	3,160	3,105	3,175

(a)	Ethylene, propylene and butadiene.
(b)	Styrene, polystyrene and elastomers (activity discontinued at the end of 2006).
(c)	Including minority interests in Qatar and 50% of Samsung-Total Petrochemicals capacities in Daesan (South Korea).

Petrochemicals activities have been conducted by Total Petrochemicals since October 1, 2004 and include base petrochemicals (olefins and aromatics) as well as polyethylene, polypropylene and styrenics.

TOTAL’s main petrochemicals sites are located in Belgium (Antwerp, Feluy), France (Gonfreville, Carling, Lavéra, Feyzin), the United States (Port Arthur, La Porte and Bayport in Texas and Carville in Louisiana) as well as in Singapore and China (Foshan). Most of these sites are either adjacent to or connected by pipelines to Group refineries. As a result, most of TOTAL’s petrochemicals activities are closely integrated within the Group’s refining operations.

TOTAL holds a 50% interest in an integrated petrochemicals site located in Daesan, South Korea in partnership with Samsung. TOTAL also holds a 20% interest in a site with a steam cracker and two polyethylene units in Mesaieed, Qatar.

TOTAL’s strategy is to strengthen its position among the leaders in petrochemicals, by focusing on three main orientations:

•	In mature markets, TOTAL is improving the competitiveness of its existing large sites. The reorganization plan approved in 2006 for the Carling and Gonfreville sites is part of this strategy. It calls for the closing of a steam cracker and the styrene plant at Carling as well as the construction of a world-class styrene plant in Gonfreville to replace the existing styrene plant on this site. This plan is scheduled to be completed early in 2009. In addition, debottlenecking operations designed to strengthen their competitiveness are planned for 2008 at the Feluy, La Porte and Port Arthur sites.

•

In Asia, TOTAL is expanding its activities to respond to growing demand. In 2007, Samsung-Total Petrochemicals completed a major modernization program at its Daesan site which increased the site’s production capacity by nearly one-third by expanding the steam cracking and styrene units and also building a new polypropylene line. The project was completed on time and on budget. The commissioning of a metathesis plant (for the conversion of ethylene and butene into propylene) is expected in 2008.

•	The Group is developing sites in countries with favorable access to raw materials.

In Qatar, where the Group has been present since 1974 through its 20% interest in Qapco, TOTAL’s 49% affiliate Qatofin is building an ethane-based steam cracker at Ras Laffan and a new low-density polyethylene plant in Mesaieed. These two units are scheduled to come onstream early in 2009. In addition, Qapco’s existing steam cracker in Mesaieed was debottlenecked and its production capacity brought to 720 kt/y in August 2007. Qapco expects to build a new low-density polyethylene unit in 2011.

In July 2007, TOTAL entered into a partnership with Sonatrach, the Algerian national oil company, to build an integrated petrochemicals plant in Arzew, Algeria, over the next five years, including an ethane-based steam cracker, two polyethylene units and a monoethylene glycol production unit.

In September 2007, TOTAL announced the construction of a pilot plant to produce and test polylactic acid-based second generation polymers. Polylactic acid is a biodegradable bioplastic made from sugar.

At all sites, safety and environmental improvements were in line with the yearly targets set by the Group.

Base petrochemicals

Base petrochemicals include olefins and aromatics produced by steam cracking petroleum cuts, mainly naphtha, as well as propylene and aromatics manufactured in the Group’s refineries. The economic environment for these activities is extremely volatile and margins are strongly influenced by the evolution of the price of naphtha.

2007 was marked by important fluctuations in the price of naphtha and a strong global demand for steam cracker derivatives, reflecting the healthy economic environment.

Consequently, margins remained at high levels, especially in Europe, before they dropped significantly during the fourth quarter of the year due to the strong increase in the price of naphtha.

Olefins production rose by 2% in 2007 compared to 2006 and 1% in 2006 compared to 2005.

Polyethylene

Polyethylene is a plastic produced by the polymerization of ethylene manufactured in the Group’s steam crackers. It is primarily intended for the packaging, automotive, food, cable and pipe markets. Margins are strongly influenced by the level of demand and by competition from expanding production in the Middle East, which takes advantage of favorable access to raw materials (ethylene, made from ethane).

In 2007, the strong level of world demand helped to absorb new production brought onstream in the Middle East and China, and contributed to maintaining margins. Overall volumes were stable compared to 2006 after having increased by 1.4% in 2006 compared to 2005.

Polypropylene

Polypropylene is a plastic produced by the polymerization of propylene manufactured in the Group’s steam crackers and refineries. It is primarily intended for the automotive, packaging, carpet and household, appliances, fibers and sanitary goods markets. Margins are mainly influenced by the level of demand and the availability and price of propylene.

In 2007, European demand remained strong and margins were at satisfactory levels. However, in the United States, demand was weak as margins were affected by the volatility and high level of prices for propylene. Overall sales volumes increased by 1.5% compared to 2006, after a 1.8% increase in 2006 compared to 2005.

Styrenics

This business activity encompasses styrene and polystyrene. The elastomers activity was shut down at the end of 2006.

Most of the styrene manufactured by the Group is used to produce polystyrene, a plastic principally used in packaging, domestic appliances, electronics and audio-video. Margins are strongly influenced by the level of polystyrene demand and the price of benzene, the principal raw material.

In 2007, polystyrene world demand slightly increased due to stronger Chinese demand and a rebound in European demand. However, American demand continued to decrease due to strong competition from other materials and plastics, as well as paper. Margins were affected by the high prices of raw materials, benzene and ethylene, and by the high costs of energy. In 2007, TOTAL’s polystyrene sales volumes increased by approximately 1% compared to 2006, after a 0.3% increase in 2006 compared to 2005.

Fertilizers

GPN, formerly Grande Paroisse, manufactures and markets nitrogen fertilizers made from natural gas and complex fertilizers made from nitrogen, phosphorus and potassium products. Margins are strongly influenced by the price of natural gas.

In 2007, GPN sales increased by approximately 20% compared to 2006, after a decrease by approximately 11% in 2006 compared to 2005. Demand for fertilizers remained strong due to healthy conditions in agricultural markets. Nevertheless, ammonia productions were affected by technical problems at the Group’s plants in Rouen and Grandpuits during the first half of the year.

In 2006, GPN stopped its French production of complex fertilizers due to the continuously declining market for those products, closed its plants in Bordeaux, Basse Indre, Rouen and Granville and sold its Dutch affiliate, Zuid Chemie, to Engrais Rosier, of which the Group holds a 57% share, to create a more competitive player in the Benelux market.

An important plan intended to reinforce the nitrogen derivatives activities was launched in 2006. It includes the construction of a new urea plant in Grandpuits as well as a new world-class nitric acid plant in Rouen, to be commissioned late in 2008. The plan also includes the shutdown of the fertilizers site in Oissel in 2008 and three small, obsolete, nitric acid units in Rouen and Mazingarbe.

Regarding the explosion which struck its Toulouse plant in September 2001, payments made by the Group, under the French law presumption of civil responsibility, over and above the compensation paid by insurance companies, continued in 2007, reaching a cumulative amount approaching 1,278 M€ as of December 31, 2007.

Specialties

TOTAL’s Specialties division includes rubber processing (Hutchinson), resins (Cray Valley, Sartomer and Cook Composites & Polymers), adhesives (Bostik) and electroplating (Atotech). The division serves consumer and industrial markets for which customer-oriented marketing and service as well as innovation are key drivers. The Group markets specialty products in more than 55 countries. Its strategy is to pursue its international expansion by combining internal growth and targeted acquisitions while concentrating on growing markets and focusing on the distribution of new products with high added value.

In 2007, the Specialties division benefited from a generally favorable environment, in particular stronger demand in Europe, despite a significant slowdown in the U.S. economy. Sales reached 7.25 B€, an increase of nearly 2% compared to 2006, after a 9% increase in 2006 compared to 2005. Adjusted net operating income from the Specialties division increased by 8% in 2007 compared to 2006 and by 10% in 2006 compared to 2005.

Rubber processing

Hutchinson manufactures and markets products derived from rubber processing principally intended for the automotive and aerospace industries as well as for consumer markets.

Sales increased by approximately 3% in 2007 compared to 2006, after a 5% increase in 2006 compared to 2005. In 2007, sales from the automotive activity rose by nearly 2% compared to 2006 in an uneven economic environment, relatively favorable in Europe, well oriented in Latin America, but difficult in the United States where the activity declined. Sales from the industrial activities increased by approximately 5% in 2007 compared to

2006, due to a strong demand from the defense industry in the United States and from the aerospace and railway industries in Europe. Sales from consumer goods activity increased by approximately 3.5% due to the higher consumer demand in Europe.

Throughout 2007, Hutchinson continued to develop in expanding markets, primarily Eastern Europe, South America and China. Hutchinson brought onstream a new production site in Brasov, Romania, continued to develop its new plant in Lodz, Poland, as well as its plant in Suzhou, China, and decided to build a new plant in Tunisia in 2008. In addition, Hutchinson bought back the shares held by its partner in the plant located in Wuhan, China.

Resins

TOTAL produces and markets resins for adhesives, inks, paints, coatings and structural materials through its three subsidiaries Cray Valley, Sartomer and Cook Composites & Polymers.

In 2007, the Group continued to improve its results from the resins activity despite the downturn of demand in North America and the weakening of the dollar against the euro which affected the results from this activity. This decline was offset by more favorable conditions on European markets. Sales decreased by approximately 4% in 2007 compared to 2006, after an increase of 8% in 2006 compared to 2005.

In 2007, Cray Valley pursued the restructuring of its European productions and closed its maleic anhydride plant in Drocourt (France) and its photocuring resins plant in Eckles (UK).

Cook Composites & Polymers, through its affiliate Composite One, strengthened its composite materials distribution activities in the United States by acquiring Polygard.

Sartomer developed its photocuring resins production capacities in Villers-Saint-Paul (France), West Chester (Pennsylvania, United States) and Chatham (Virginia, United States) and completed the construction of its plant in Nansha (China), commissioned in January 2008.

Adhesives

Bostik is one of the worldwide leaders(1) in its sector, based on sales, with leading positions in the industrial, hygiene, construction and consumer and professional distribution markets.

Sales increased by more than 5% in 2007 compared to 2006, after a 15% increase in 2006 compared to 2005. The increase in sales recorded in 2007 primarily stems from strong organic growth favored by healthy global economic conditions and also from acquisitions made in the second half 2006. The activity was sustained in the Asia-Pacific zone, remained well oriented in Europe, but was affected by the crisis in the construction sector in the United States.

In 2007, Bostik brought onstream new production capacities for tile powders in Sainville (France) and Sydney (Australia), laminated products in Milwaukee (Wisconsin, United States) and Helsingborg (Sweden), and double glazing in Leicester (UK).

Electroplating

Atotech, which encompasses TOTAL’s electroplating activities, is the second largest company in this sector, based on worldwide sales(1). It is active in both the electronics and general metal finishing markets.

Sales rose by 9% in 2007 compared to 2006, after a 19% increase in 2006 compared to 2005. Electroplating activity benefited from the growth of the electronic industry in Asia.

In 2007, Atotech expanded its general metal finishing activities by acquiring the electroplating activities of Sidasa, a Spanish company specialized in anticorrosive coating technologies, notably zinc-based, principally intended for automotive applications.

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

The “oil concession agreement” remains the traditional model for agreements entered into with States: the oil company owns the assets and the facilities and is entitled to the entire production. In exchange, the operating risks, costs and investments are the oil company’s responsibility and it agrees to remit to the relevant State, usually the owner of the subsoil resources, a production-based royalty, income tax, and possibly other taxes that may apply under the local tax legislation.

The “production sharing contract” (PSC) involves a more complex legal framework than the concession agreement: it defines the terms and conditions of production sharing and sets the rules governing the cooperation between the company or consortium in possession of the license and the host State, which is generally represented by a State company. The latter can thus be involved in operating decisions, cost accounting and production allocation. The consortium agrees to undertake and finance all exploration, development and production activities at its own risk. In exchange, it is entitled to a portion of the production, known as “cost oil”, the sale of which should cover all of these expenses (investments and operating costs). The balance of production, known as “profit oil”, is then shared in varying proportions, between the company or consortium, on the one hand, and with the State or the state company, on the other hand.

(1)	Company data.

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

Industrial and environmental considerations

TOTAL’s activities involve certain industrial and environmental risks which are inherent in the production of products that are flammable, explosive or toxic. Its activities are therefore subject to government regulations concerning environmental protection and industrial safety in most countries. For example, in Europe, TOTAL operates sites that meet the criteria of the European Union Seveso II directive for classification as high-risk sites. Other sites operated by TOTAL in other parts of the world involve similar risks.

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

Certain branches or activities face specific risks. In oil and gas exploration and production, there are risks related to the physical characteristics of an oil or gas field. These include eruptions of crude oil or of natural gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, leaks generating toxic risks and risks of fire or explosion. All these events could possibly damage or even destroy crude oil or natural gas wells as well as related equipment and other property, cause injury or even death, lead to an interruption of activity or cause environmental damage. In addition, since exploration and production activities may take place on sites that are ecologically sensitive (tropical forest, marine environment, etc.), each site requires a specific approach to avoid or minimize the impact on the related ecosystem, biodiversity and human health.

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

Health, safety and environment regulations

TOTAL is subject in general to extensive and increasingly strict environmental regulation in the European Union. Significant directives which apply to its operations and products, particularly refining and marketing, but also its chemicals and, to a lesser extent, its upstream business, are:

•

The directive for a system of Integrated Pollution Prevention and Control (IPPC), a cost/benefit framework used to comprehensively assess the environmental quality standards, prior environmental impacts, and potential additional emissions limits on, large industrial plants, including its refineries and chemical sites.

•

Air Quality Framework Directive and related directives on ambient air quality assessment and management, which, among other things, limit emissions for sulfur dioxide, oxides of nitrogen, particulate matter, lead, carbon monoxide, benzene and ozone.

•

The Sulfur Content Directive, under which sulfur in diesel fuel has been limited to 0.2% since July 2000, and 0.1% as of January 2008. Since January 2003, sulfur in heavy fuel oil has been limited to 1%, with certain exceptions for combustion plants provided that local air quality standards are met.

•

The Large Combustion Plant Directive, a directive which limits certain emissions from large combustion plants, including sulfur dioxide, nitrogen oxides and particulates; this directive will become effective in 2008.

•

Automobile emission directives which control and limit exhaust emissions from cars and other motor vehicles. Under these directives, emission controls will continue to become more stringent over time. Since 2005, maximum sulfur levels for gasoline and diesel fuels have been 50 ppm and, beginning in 2009, a maximum sulfur content of 10 ppm will be mandatory throughout the EU.

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
•

The Framework Directive on Waste Disposal, intended to ensure that waste is recovered or disposed of without endangering human health and without using processes or methods which could unduly harm the environment. Numerous related directives regulate specific categories of waste. This directive is expected to be modified in 2008, leading to more precise definitions and stronger provisions.

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

replacing the numerous existing directives with a comprehensive set of requirements, including additional regulation obligating member countries to classify all water courses according to their biological, chemical and ecological quality; and to completely ban the discharges of approximately 30 toxic substances by 2017.

•

Numerous directives regulating the classification, labeling and packaging of chemical substances and their preparation as well as restricting and banning the use of certain chemical substances and products. The European Commission is still in the process of implementing a new system for Registration, Evaluation and Authorization of Chemicals (REACH) which replaces or complements the existing rules in this area. REACH was adopted in June 2006 and will require the registration of up to 100,000 chemicals, including intermediaries and polymers. Detailed economic studies have shown that implementing this regulation is expected to involve significant costs and administrative burden.

In March 2004, the European Union adopted a Directive on Environmental Liability. Member States have three years from the time of adoption to transpose the directive into their national legislation. The directive seeks to implement a strict liability approach for damage to biodiversity from high-risk operations. Citizens’ right to know about activities that potentially harm the environment is ensured through a 1990 directive regarding access to environmental information. In January 2003, this directive was replaced by a subsequent right-to-know directive which goes beyond the previous directive in setting the timescale in which information must be provided and imposing fines for non-compliance. The directive also increases public disclosure of emissions to the environment.

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

Environmental regulation in the United States is extensive and subject to future changes. Due to increased concern over climate change caused by rising atmospheric carbon dioxide levels, the U.S. government may, in the future, impose restrictions on greenhouse gas emissions from industrial sources, or otherwise regulate emissions of carbon dioxide as a criteria pollutant under the Clean Air Act.

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

On sites with significant technological risks, analyses are performed for new developments, updated in case of planned significant modifications of existing equipment, and periodically re-evaluated. To harmonize these analyses and reinforce risk management, TOTAL has developed a group-wide methodology which is being implemented progressively throughout the sites it operates. In France, several pilot sites are contributing to develop Risk Management Plans pursuant to the French law of July 30, 2003. Each of these plans will implement various urbanization measures to reduce risks to urban environments surrounding industrial sites. The texts implementing these aspects of the law of July 30, 2003 were published at the end of 2005 and during 2006.

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

The Group’s environmental contingencies and asset retirement obligations are discussed in Note 19 to the Consolidated Financial Statements. Future expenses related to asset retirement obligations are accounted for in accordance with the principles described in paragraph Q of Note 1 to the Consolidated Financial Statements.

Risk management

Risk evaluations lead to the establishment of management measures that are designed to prevent and decrease environmental impacts, to minimize the risks of accidents and to limit their consequences. These measures may be put into place through equipment design itself, reinforcing safety devices, designs of structures to be built and protections against the consequences of environmental risks. Risk evaluations may be accompanied, on a case-by-case basis, by an evaluation of the cost of risk control and impact reduction measures.

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

More specifically, following up on the 2002-2005 plan, an action plan was defined for the 2006-2009 period. This plan is focused on two initiatives for improvement: reducing the frequency and seriousness of on-the-job accidents and managing industrial risks. The results related to reducing on-the-job accidents are in line with goals, with a significant decrease in the rate of accidents (with or without time-lost) per million hours worked by nearly 70% between the end of 2001 and the end of 2007. In terms of industrial risks, this plan’s initiatives include specific organization and behavioral plans as well as plans to minimize risks and increase safety for people and equipment.

Several environmental action plans have been put in place in different activities of the Group covering periods up until 2012. These plans are designed to improve environmental performance, particularly regarding the use of natural resources, air and water pollution, waste production and treatment, and site decontamination. They also contain quantified objectives to reduce greenhouse gas emissions, water pollution and sulphur dioxide emissions and to improve energy efficiency. As part of its efforts to reduce greenhouse gases and combat climate change, in December 2006 the Group committed to reducing gas flaring at its Exploration & Production sites by 50% compared to 2005 volumes by 2012. 77% of its major sites received ISO 14001 certification in 2007, and it is expected that all of the Group’s major sites will be ISO 14001 certified by the end of 2009. These activities are monitored through periodic, coordinated reporting by all Group entities.

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

Asbestos

Like many other industrial groups, TOTAL is involved in claims related to occupational diseases caused by asbestos exposure. The circumstances described in these claims generally concern activities prior to the beginning of the 1980s, long before the complete ban on the use of asbestos in most of the countries where the Group operates (January 1, 1997 in France). The Group’s various activities are not particularly likely to lead to significant exposure to asbestos related risks, since this material was generally not used in manufacturing processes, except in limited cases. The main potential sources of exposure are related to the use of certain insulating components in industrial equipment. These components are being gradually eliminated from the Group’s equipment through asbestos-elimination plans that have been underway for several years. However, considering the long period of time that may elapse before the harmful results of exposure to asbestos manifest themselves (up to 40 years), we anticipate that claims may be filed in the years to come. Asbestos related issues have been subject to close monitoring in all branches of the Group. As of December 31, 2007, the Group estimates that the ultimate cost of all asbestos related claims paid or pending is not likely to have a material adverse effect on the financial situation of the Group.

Oil and gas exploration and production operations

Oil and gas exploration and production require high levels of investment and are associated with particular risks and opportunities. These activities are subject to risks related specifically to the difficulties of exploring underground, to the characteristics of hydrocarbons, as well as relating to the physical characteristics of an oil or gas field. The first stage of exploration involves geologic risks. For example, exploratory wells may not result in the discovery of hydrocarbons, or in amounts that would be insufficient to allow for economic development. Even if an economic analysis of estimated hydrocarbon reserves justifies the development of a discovery, the reserves can prove lower than the estimates during the production process, thus adversely affecting the economic development.

Almost all the exploration and production activities of TOTAL are accompanied by a high level of risk of loss of the invested capital. It is impossible to guarantee that new resources of crude oil or of natural gas will be discovered in sufficient amounts to replace the reserves currently being developed, produced and sold to enable TOTAL to recover the capital it has invested.

The development of oil and gas fields, the construction of facilities and the drilling of production or injection wells require advanced technology in order to extract and exploit fossil fuels with complex properties over several decades. The deployment of this technology in such a difficult environment makes cost projections uncertain. TOTAL’s activities can be limited, delayed or cancelled as a result of numerous factors, such as administrative delays, particularly in terms of the host states’ approval processes for development projects, shortages, late delivery of equipment and weather conditions (the production of certain fields situated in the Gulf of Mexico was affected by Hurricane Katrina in 2005). Some of these risks may also affect TOTAL’s projects and facilities further down the oil and gas chain.

Economic or political factors

The oil sector is subject to domestic regulations and the intervention of governments, or state-owned companies, in such areas as:

•	the award of exploration and production interests,
•	authorizations by governments or by a state-controlled partner, especially for development projects, annual programs or the selection of contractors or suppliers,
•	the imposition of specific drilling obligations,
•	environmental protection controls,
•	control over the development and abandonment of a field causing restrictions on production,
•	calculating the costs that may be recovered from the relevant authority and what expenditures are deductible from taxes, and
•	possible, though exceptional, nationalization, expropriation or modification of contract rights.

The oil industry is also subject to the payment of royalties and taxes, which may be high compared with those imposed with respect to other commercial activities and which may be subject to material modifications by the governments of certain countries. Substantial portions of TOTAL’s oil and gas reserves are located in certain countries which may be considered politically and economically unstable. These reserves and the related operations are subject to certain risks, including:

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

Geopolitical situation in the Middle East

In 2007, the Middle East represented 16% of the Group’s production of oil and gas and 5% of the Group’s net operating income. The Group produces oil and gas in the United Arab Emirates, Iran, Oman, Qatar, Syria and Yemen. TOTAL cannot predict developments of the geopolitical situation in the Middle East and its potential consequences on the Group’s activities in this area.

Regulations concerning Iran

In September 2006, the U.S. legislation implementing sanctions against Iran and Libya (Iran and Libya Sanction Act, referred to as “ILSA”), was amended and extended until December 2011. Pursuant to this statute, which now concerns only Iran (Iran Sanctions Act, referred to as “ISA”), the President of the United States is authorized to initiate an investigation into the possible imposition of sanctions (from a list that includes denial of financing by the U.S. Export-Import Bank and limitations on the amount of loans or credits available from U.S. financial institutions) against persons found, in particular, to have knowingly made investments of $20 million or more in any 12-month period in the petroleum sector in Iran. In May 1998, the U.S. government waived the application of sanctions for TOTAL’s investment in the South Pars gas field. This waiver, which has not been modified since it was granted, does not address TOTAL’s other activities in Iran, although TOTAL has not been notified of any related sanctions.

In November 1996, the Council of the European Union adopted Council Regulation No. 2271/96, which prohibits TOTAL from complying with any requirement or prohibition based on or resulting directly or indirectly from certain enumerated legislation, including ILSA. It also prohibits TOTAL from extending its waiver for South Pars to other activities.

In each of the years since the passage of ILSA (now ISA), TOTAL has made investments in Iran (excluding South Pars) in excess of $20 million. TOTAL may invest amounts significantly in excess of $20 million per year in the country. TOTAL cannot predict interpretations of or the implementation policy of the U.S. government under ISA with respect to its current or future activities in Iran. It is possible that the United States may determine that these or other activities constitute activity prohibited by ISA and will subject TOTAL to sanctions.

TOTAL does not believe that enforcement of ISA, including the imposition of the maximum sanctions under the current applicable law and regulations, would have a material negative effect on its results of operations or financial condition.

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

France and the European Union have adopted measures, based on United Nations resolutions 1737/2006, 1747/2007 and 1803/2008, that restrict the movement of certain individuals and goods to or from Iran as well as certain financial transactions with Iran, in each case when such individuals, goods or transactions are related to nuclear proliferation and weapons activities or likely to contribute to their development. As currently applicable, the Group believes that these measures do not cover TOTAL’s activities and projects in this country.

TOTAL’s activities in Iran are limited mainly to the implementation of two buyback contracts signed between 1995 and 1999 for permits on which the Group is no longer the operator. As a result, TOTAL’s involvement consists essentially in being reimbursed for its past investments.

In 2007, TOTAL’s production in Iran was 15 kboe/d, approximately 0.5% of the Group’s worldwide production. TOTAL does not believe that its activities in Iran have a material impact on the Group’s results.

Regulations concerning Sudan

TOTAL has no active business in Sudan. TOTAL has no oil or gas production in Sudan and, to date, has not made any significant investments there.

TOTAL holds a 32.5% interest in Block B in Southern Sudan through a 1980 Exploration and Production Sharing Agreement (EPSA). Operations were suspended in 1985 because of escalating security concerns, but the company maintained its rights. The EPSA was revised, effective December 21, 2004, and provided that the parties (the Government of Sudan and the consortium partners) would mutually agree upon a resumption date when the petroleum operations could be undertaken physically in the contract area. Such resumption date would mark the starting point of our work obligations as foreseen in the contract. A joint decision on the resumption date has not occurred yet.

If TOTAL were to resume its activities in Southern Sudan, it would do so in compliance with applicable national, European and international laws and regulations, as well as with the Group’s Code of Conduct and Ethics Charter. Within the Group’s scope of operations and authority, it is committed to upholding human rights and fundamental freedoms, including social, economic and cultural rights, and the rights and interests of local residents, minorities and other vulnerable groups. If TOTAL is able to gain access to the area, the Group will study the situation with non-governmental organizations and stakeholders involved in Southern Sudan to determine the best possibilities for the implementation of socio-economic programs adapted to the needs of the local population.

In recent years certain U.S. states, including California, Iowa and Illinois, have passed legislation requiring state pension funds to divest themselves of investments in any company with active business operations in Sudan. On December 31, 2007, the U.S. Congress adopted the Sudan Accountability and Divestment Act, which supports these state legislative initiatives. If such laws were to apply to TOTAL’s presence in Sudan and were implemented resulting in certain state pension funds holding large interests in TOTAL selling such interests, such sales, if significant, could have an adverse effect on TOTAL’s share price.

Competition

The Group is subject to intense competition within the oil sector and between the oil sector and other sectors aiming to fulfill the energy needs of the industry and of individuals. TOTAL is subject to competition from other oil companies in the acquisition of assets and licenses for the exploration and production of oil and natural gas. Competition is particularly strong with respect to the acquisition of resources of oil and natural gas, which are in great demand. Competition is also intense in the sale of manufactured products based on crude and refined oil.

In this regard, the main international competitors of TOTAL are ExxonMobil, Royal Dutch Shell, BP and Chevron. At the end of 2007, TOTAL ranked fourth among these international oil companies in terms of market capitalization(1).

Insurance and risk management

Organization

TOTAL has its own insurance and reinsurance company, Omnium Insurance and Reinsurance Company (OIRC). OIRC is integrated into the Group’s insurance management and acts as a centralised global operations tool for covering the Group’s risks. It allows the Group to implement its insurance program, notwithstanding the varying regulatory environments, in the range of countries where the Group is present.

Certain countries require the purchase of insurance from a local insurance company. When a subsidiary company of the Group is subject to these constraints and is able to obtain insurance from a local company meeting Group standards, OIRC merely obtains a retrocession of the covered risks. As a result, OIRC negotiates reinsurance contracts with the subsidiaries’ local insurance companies, which transfer almost all of the risk (between 97.5% and 100%) to OIRC. When a local insurer covers the risks at a lower level than that defined by the Group, OIRC provides additional coverage so as to standardise coverage Group-wide. On the other hand, certain countries require insurance in excess of what the Group may deem necessary under Group-wide standards. In these cases, OIRC also provides the additional coverage necessary to satisfy these legal obligations and the Group does not need to turn to an outside insurer.

At the same time, OIRC negotiates a reinsurance program at the Group level with mutual insurance companies for the oil industry and commercial reinsurers. OIRC permits the Group to better manage price variations in the insurance market, by taking on a greater or lesser amount of risk corresponding to the price trends in the insurance market.

In 2007, the net amount of risk retained by OIRC after reinsurance was 50 M€ per property/business interruption insurance claim and 50 M€ per third party liability insurance claim.

Risk and insurance management policy

In this context, the Group risk and insurance management policy is to work with the relevant internal department of each subsidiary to:

•	Define scenarios of major disaster risks by analyzing those events whose consequences would be the most significant for third parties, for employees and for the Group;
•	Assess the potential financial impact on the Group in case these disasters should occur;
•	Implement measures to limit the possibility that such events occur and the scope of damage in case of their occurrence; and
•	Manage the level of risk from such events that is covered internally by the Group and that which is transferred to the insurance market.

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

(1)	Source: Reuters.

More specifically, for:

•

Third party liability insurance: since the maximum financial risk cannot be evaluated using a systematic approach, the amounts insured are based on market conditions and industry practice, in particular, the oil industry. The insurance cap in 2007 for general and product liability was $750 million.

•

Property damage and business interruption: the amounts insured by sector and by site are based on estimated costs and reconstruction scenarios under the identified worst-case disaster scenarios and on insurance market conditions.

For example, for the highest estimated risks of the Group (UK North Sea or main European refineries), the insurance cap was $1.1 billion in 2007.

Moreover, deductibles for property damages fluctuate between 0.1 M€ and 10 M€ depending on the level of risk, and are carried by the subsidiary. For business interruption, they represent 60 days.

Other insurance contracts are bought by the Group in addition to property damage and third party liability coverage, mainly car fleet, credit insurance and employee benefits. These risks are entirely underwritten by outside insurance companies.

The Group subscribed business interruption coverage in 2007 for its main refining and petrochemical sites.

The policy described above is given as an example of past practice over a certain period of time and cannot be considered as representative of future conditions. The Group’s insurance policy may be changed at any time depending on the market conditions, specific circumstances and on management’s assessment of the incurred risks and the adequacy of their coverage. The Group cannot guarantee that it will not suffer any uninsured loss.

Organizational Structure

TOTAL S.A. is the parent company of the TOTAL Group. As of December 31, 2007, there were 723 consolidated subsidiaries, of which 619 were fully consolidated, 13 were proportionately consolidated, and 91 were accounted for under the equity method. For a list of the Principal Subsidiaries of the Company, see Note 35 to the Consolidated Financial Statements.

Property, Plants and Equipment

TOTAL has freehold and leasehold interests in numerous countries throughout the world, none of which is material to TOTAL. See “— Business Overview — Upstream” for a description of TOTAL’s reserves and sources of crude oil and natural gas.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section is the Company’s analysis of its financial performance and of significant trends that may affect its future performance. It should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and IFRS as adopted by the European Union.

This section contains forward-looking statements which are subject to risks and uncertainties. For a list of important factors that could cause actual results to differ materially from those expressed in the forward-looking statements, see “Cautionary Statement Concerning Forward-Looking Statements” on page v.

Overview

TOTAL’s operating results are generally affected by a variety of factors, including changes in crude oil and natural gas prices as well as refining and marketing margins, which are all generally denominated in dollars, and in exchange rates, particularly the value of the euro compared to the dollar. Higher crude oil and natural gas prices generally have a positive effect on the operating income of TOTAL, since its Upstream oil and gas business benefits from the resulting increase in revenues realized from production. Lower crude oil and natural gas prices generally have a corresponding negative effect. The effect of changes in crude oil prices on TOTAL’s Downstream activities depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. In the past several years, TOTAL has benefited from a sharp increase in crude oil and natural gas prices, which have been offset in part by a significant weakening of the dollar relative to the euro as TOTAL reports its results in euros. TOTAL’s operating results are also affected by general economic and political conditions as well as changes in governmental laws and regulations. For more information, see “Item 3. Key Information — Risk Factors” and “Item 4. Information on the Company — Other Matters”.

Pursuant to IFRS, 2006 and 2005 income statement figures for the Group and the Chemicals segment, with the exception of the Group’s net income, as well as the return on average capital employed (ROACE)(1) for the Chemicals segment, have been recalculated to exclude contributions from the activities of Arkema to the Chemicals segment, which were spun-off in May 2006. These activities are treated as “discontinued operations”, the results of which are presented on the corresponding line in the income statement.

2005-2007 results

TOTAL’s net income (Group share) was 13,181 M€ compared to 11,768 M€ in 2006 and 12,273 M€ in 2005. The 12% increase in net income in 2007 compared to 2006 was mainly due to the positive after-tax impact of prices on inventory valuation (+1.7 B€), the overall more favorable environment (+0.6 B€), growth in the Upstream segment (+0.6 B€) and growth and productivity plans in the Downstream and Chemicals segments (+0.3 B€), which were partially offset by the negative impacts of the weaker dollar (-1.0 B€), higher costs in the Upstream and Downstream segments (-0.4 B€), increased exploration (-0.3 B€) and the higher net cost of net debt for the Group (-0.1 B€ ). The 4% decrease in net income in 2006 compared to 2005 was mainly due to the after-tax impact of prices on inventory valuation (-1.4 B€), the impact of lower volumes and higher costs (-0.8 B€) and the impact of changes in tax rates (-0.4 B€), which were only partially offset by the impacts of a more favorable environment (+1.5 B€), gains from the sale of certain non-strategic financial assets (+0.3 B€) and productivity gains (+0.3 B€).

The Group’s expenditures(2) were 11,722 M€ compared to 11,852 M€ in 2006 and 11,195 M€ for 2005. Included in the 2007 expenditures are 161 M€ of acquisitions related primarily to new permits. In 2006, expenditures included approximately 0.8 B€ for acquisitions, principally Ichthys LNG and Tahiti, while expenditures in 2005 included 1.1 B€ in the Upstream segment for the acquisition of Deer Creek Energy Ltd.

Divestments in 2007 amounted to 1,556 M€ compared to 2,278 M€ in 2006 and 1,088 M€ in 2005. The 2007 divestments included Upstream assets in Canada, the UK and Norway and Downstream assets in the UK, as well as the sale of shares representing 0.4% of Sanofi-Aventis in the fourth quarter for 316 M€. In 2006, divestments included the sale of Upstream assets in the United States and in France as well as the reimbursement of carried investments on Akpo in Nigeria and the sale of non-strategic financial assets. Divestments in 2005 included the sale of 1.85% of the Kashagan permit to KazMunayGas and the sale of TOTAL’s interest in Humber Power in the UK.

In each of the three years, the main source of funding for expenditures was cash from operating activities.

(1)	ROACE = adjusted net operating income divided by average capital employed. For more information on ROACE, see “— Results 2005-2007 — Business Segment Reporting” below and Note 2 to the Consolidated Financial Statements.

(2)	Expenditures include intangible assets and property, plant and equipment additions; acquisitions of subsidiaries, net of cash acquired; investments in equity affiliates and other securities; and increases in non-current loans.

Outlook

In the Upstream segment, TOTAL intends to pursue its strategy of profitable organic growth which the Company believes should translate to an increase in hydrocarbon production of 4% per year on average over the period 2006 to 2010, based on a Brent price of $60/b and excluding the effect of portfolio changes. This growth is expected to stem primarily from significant TOTAL-operated projects that recently entered into production (Dalia, Rosa and Dolphin) and that are in the development phase. Growth is also expected to be particularly significant for the Group’s LNG activities, where the Company believes its sales(1) will grow by 13% per year on average over the period 2006 through 2010. TOTAL’s portfolio of projects provides strong visibility for growth beyond 2010, due in particular to the number of exploration successes in recent years and to major new projects in LNG and heavy oil.

In the Downstream segment, the Group is pursuing its strategy to consolidate and modernize its refining activities in Europe and the United States. As part of its efforts to increase its presence in growing markets, such as Asia and the Middle East, the Group is finalizing the study of the Jubail refinery project in Saudi Arabia.

In petrochemicals, TOTAL’s objective is to continue to concentrate its activities around large integrated platforms in Europe and the United States while developing growth through projects based on ethane feedstock in Qatar and Algeria.

Implementing the Group’s growth strategy calls for a sustained investment program. The 2008 budget for capital expenditure is approximately 12.7 B€(2), 75% of which is intended for the Upstream segment.

The net-debt-to-equity ratio(3) for the Group is targeted to remain in the range of 25% to 30%.

TOTAL intends to pursue a policy of competitive dividend growth relative to the other major oil companies. Future dividends will, however, depend on the Company’s earnings, financial position and other factors(4).

Significant events in 2008 are expected to include the ramp-up of production from the Dolphin project in Qatar and the start-up of production from several Upstream projects, including the Jura field in the UK and Moho Bilondo in Congo.

(1)	Group share, excluding trading.
(2)	Including net investments in equity affiliates and non-consolidated companies, excluding acquisitions and based on $1.50/€.
(3)	This ratio comprises the sum of current borrowings, other current financial liabilities and non-current financial debt, net of current financial assets, hedging instruments on non-current financial debt and cash and cash equivalents, divided by the sum of shareholders’ equity and minority interests after expected dividends payable.
(4)	The payment and amount of dividends are subject to the recommendation of the Board of Directors and resolution by the company’s shareholders. For more information, see “Item 8. Financial Information — Dividend Policy”.

Critical Accounting Policies

A summary of the Group accounting policies is included in Note 1 to the Consolidated Financial Statements. Management believes that the application of these policies on a consistent basis enables the Group to report useful and reliable information about the Group’s financial condition and results of operations.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. Management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the book value of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply.

Lastly, where the accounting treatment of a specific transaction is not addressed by any accounting standards or interpretation, management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•	give a true and fair view of the Group’s financial position, financial performance and cash flows,
•	reflect the substance of transactions,
•	are neutral,
•	are prepared on a prudent basis, and
•	are complete in all material aspects.

The following summary provides further information about the critical accounting policies, which could have a significant impact on the results of the Group. It should be read in conjunction with Note 1 to the Consolidated Financial Statements.

The assessment of critical accounting policies below is not meant to be an all-inclusive discussion of the uncertainties in financial results that can occur from the application of the full range of the Company’s accounting policies. Materially different financial results could occur in the application of other accounting policies as well. Likewise, materially different results can occur upon the adoption of new accounting standards promulgated by the various rule-making bodies.

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

Exploration leasehold acquisition costs are capitalized when acquired. During the exploration phase, management exercises judgment on the probability that prospects ultimately would partially or fully fail to find proved oil and gas reserves. Based on this judgmental approach, a leasehold impairment charge may be recorded. This position is assessed and adjusted throughout the contractual period of the leasehold based in particular on the results of exploratory activity and any impairment is adjusted prospectively.

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

The Company evaluates the progress made on the basis of regular project reviews which take into account the following factors:

•

First, if additional exploratory drilling or other exploratory activities (such as seismic work or other significant studies) are either underway or firmly planned, the Company deems there is satisfactory progress. For these purposes, exploratory activities are considered firmly planned only if they are included in the Company’s three-year exploration plan/budget. At December 31, 2007, the Company had capitalized 288 M€ of exploratory drilling costs on this basis.

•

In cases where exploratory activity has been completed, the evaluation of satisfactory progress takes into account indicators such as the fact that costs for development studies are incurred in the current period, or that governmental or other third-party authorizations are pending or that the availability of capacity on an existing transport or processing facility awaits confirmation. At December 31, 2007, exploratory drilling costs capitalized on this basis amounted to 196 M€ and mainly related to six projects.

See “Supplemental Oil and Gas Information (Unaudited)” for additional information.

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

Determination of expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and the expected rates of return on bonds, equities and cash are taken into account. A weighted-average rate is then calculated.

The effect pensions had on results of operations, cash flow and liquidity is fully set out in Note 18 to the Consolidated Financial Statements. Net employee benefit expense in 2007 amounted to 230 M€ and the Company’s contributions to pension plans were 556 M€.

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

The unrecognized actuarial losses of pension benefits as of December 31, 2007 were 160 M€ compared to 423 M€ for 2006. The decrease in unrecognized actuarial losses is explained by an increase in discount rates in 2007 that was partially offset by actuarial losses due to a decrease in the value of plan assets. As explained above, pension accounting principles allow that such actuarial losses be deferred and amortized over future periods, in the Company’s case a period of 15 years.

While the Company has not completed its calculations for 2008, it is considering an increased weighted-average return for the year (6.60% compared to the 2007 rate of 6.26%), mainly due to the increase in discount rates in 2007. The Company does not believe that it will be significantly modifying its discount rate in the near future.

The Company’s estimates indicate that a 1% increase or decrease in the expected rate of return on pension plan assets would have caused a 64 M€ decrease or increase, respectively, in the 2007 net periodic pension cost. The estimated impact on expense of the amortization of the unrecognized actuarial losses of 160 M€ as of December 31, 2007, is 15 M€ for 2008, compared to 17 M€ in 2007.

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

Results 2005-2007

As of and for the year ended December 31, (M€ , except per share data)	2007	2006	2005
Sales(a)	158,752	153,802	137,607
Net income (Group share)	13,181	11,768	12,273
Diluted earnings per share(b)	5.80	5.09	5.20
Investments	11,722	11,852	11,195
Divestments	1,556	2,278	1,088
Cash flow from operating activities	17,686	16,061	14,669

(a)	Pursuant to IFRS 5, excludes contributions from Arkema in 2006 and 2005.
(b)	2005 amounts recalculated to reflect the four-for-one stock split on May 18, 2006.

Group Results 2007 vs. 2006

The average oil market environment in 2007 was marked by higher oil prices, with the average Brent oil price increasing 11% to $72.40/b from $65.10/b in 2006. Refining margins also increased in 2007, with the European refining margins indicator used by TOTAL’s management (TRCV) up 12% to $32.50/t from $28.90/t in 2006. The environment for Chemicals weakened in 2007 compared to 2006, essentially due to the negative impact on petrochemical margins from the rapid increase in the price of naphtha late in 2007. The average dollar/euro exchange rate was $1.37/€ in 2007 compared to $1.26/€ in 2006, an 8% decline in the value of the dollar.

TOTAL’s consolidated sales increased by 3% to 158.8 B€ in 2007 from 153.8 B€ in 2006.

TOTAL’s net income (Group share) was 13,181 M€ in 2007 compared to 11,768 M€ in 2006. The 12% increase in net income in 2007 compared to 2006 was mainly due to the positive impacts of after-tax prices on inventory valuation (+1.7 B€), the overall more favorable environment (+0.6 B€), growth in the Upstream segment (+0.6 B€) and growth and productivity plans in the Downstream and Chemicals segments (+0.3 B€), which were partially offset by the negative impacts of the weaker dollar (-1.0 B€), higher costs in the Upstream and Downstream segments (-0.4 B€), increased exploration (-0.3 B€) and the higher net cost of net debt for the Group (-0.1 B€ ).

The effective tax rate for the Group was 56% in 2007, stable compared to 56% in 2006. The Upstream segment had a comparable relative weight in the results of both years.

In 2007, the Group bought back 32.4 million of its shares(1) for 1,787 M€. The number of fully-diluted shares at December 31, 2007 was 2,265 million compared to 2,285 million at December 31, 2006.

Diluted earnings per share, based on 2,274 million fully-diluted weighted-average shares, increased by 14% to €5.80 in 2007 from €5.09 in 2006, slightly greater than the increase in net income due to the accretive effect of the share buybacks.

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

TOTAL’s net income (Group share) was 11,768 M€ compared to 12,273 M€ in 2005. The 4% decrease in net income in 2006 compared to 2005 was mainly due to the after-tax impact of prices on inventory valuation (-1.4 B€), the impact of lower volumes and higher costs (-0.8 B€) and the impact of changes in tax rates (-0.4 B€), which were only partially offset by the impacts of a more favorable environment (+1.5 B€ ), gains from the sale of certain non-strategic financial assets (+0.3 B€) and productivity gains (+0.3 B€).

The effective tax rate for the Group was 56% in 2006 compared to 53% in 2005. The higher rate was mainly due to the increase in UK petroleum taxes, higher hydrocarbon prices, and the larger share of the more heavily taxed Upstream segment in the results.

In 2006, the Group bought back 75.9 million of its shares(2)(3) for 3,975 M€. The number of fully-diluted shares at December 31, 2006 was 2,285 million compared to 2,344 million at December 31, 2005.

(1)	Includes 2.4 million shares purchased to cover restricted share grants pursuant to the decision of the Board on July 17, 2007.
(2)	Excludes 2.3 million shares reserved for restricted share grants pursuant to the decision of the Board on July 18, 2006.
(3)	Recalculated to reflect the four-for-one stock split on May 18, 2006.

Diluted earnings per share, based on 2,312 million fully-diluted weighted-average shares, decreased 2% to €5.09 in 2006 from €5.20(1) in 2005, less than the decrease in net income due to the accretive effect of the share buybacks.

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

In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, equity in income in affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income which are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

For further discussion on the calculation of net operating income and the calculation of ROACE, see Note 2 to the Consolidated Financial Statements.

Upstream results

(M€)	2007	2006	2005
Non-Group sales	19,706	20,782	20,888
Operating income(a)	19,503	20,307	18,421
Equity in income (loss) of affiliates and other items	1,330	1,211	587
Tax on net operating income	(11,996)	(12,764)	(10,979)
Net operating income	8,837	8,754	8,029
Adjustments affecting net operating income	12	(45)	—
Adjusted net operating income(b)	8,849	8,709	8,029
Investments	8,882	9,001	8,111
Divestments	751	1,458	692

ROACE	34%	35%	40%

(a)	For the definition of operating income, see Note 2 to the Consolidated Financial Statements.
(b)	Adjusted for special items.

(1)	Recalculated to reflect the four-for-one stock split on May 18, 2006.

2007 vs. 2006

Upstream segment sales (excluding sales to other segments) were down 5% to 19,706 M€ in 2007 compared to 20,782 M€ in 2006, reflecting the impact of the decrease of the dollar compared to the euro, which more than offset the impacts of the increase in production and higher average hydrocarbon prices.

TOTAL’s average liquids price realization in 2007 increased 11% to $68.9/b from $61.80/b in 2006, in line with the increase in the average Brent price of oil, which was $72.4/b in 2007 compared to $65.10/b in 2006. TOTAL’s average gas price realization decreased 9% to $5.40/MBtu from $5.91/MBtu in 2006 due to weakness in the UK spot price as well as the ramp-up in production from the Dolphin project in the second half of 2007.

For 2007, adjusted net operating income for the Upstream segment increased 2% to 8,849 M€ compared to 8,709 M€ in 2006. The increase in adjusted net operating income was mainly due to the positive impacts of the more favorable environment (+0.75 B€) and growth (+0.6 B€) which were for the most part offset by the negative impacts of the weaker dollar (-0.65 B€), higher production costs (-0.3 B€ ) and increased exploration (-0.25 B€).

The exclusion of special items (which in 2007 comprised principally asset impairments of 93 M€ largely offset by capital gains of 89 M€) had a positive impact of 12 M€ on adjusted net operating income for the Upstream segment in 2007 and a negative impact of 45 M€ in 2006 (comprised of capital gains on asset disposals).

ROACE for the Upstream segment was down slightly to 34% in 2007 from 35% in 2006 because the average level of capital employed increased slightly more than adjusted net operating income as a result of the increased investment program to support future growth.

In 2007, Upstream net operating income amounted to 8,837 M€ (for 2006, 8,754 M€) from operating income of 19,503 M€ (for 2006, 20,307 M€), with the difference resulting primarily from taxes on net operating income of 11,996 M€ (12,764 M€ in 2006), partially offset by income from equity affiliates and other items of 1,330 M€ (1,211 M€ in 2006). The decrease in taxes in 2007 was primarily due to a relative increase in the share of the Group’s production in countries with lower tax rates.

Oil and gas production in 2007 averaged 2,391 kboe/d compared to 2,356 kboe/d in 2006. This 1.5% increase was due to the positive impact of underlying production growth (+5%, primarily from production ramp-ups and start-ups of major TOTAL-operated projects, including Dalia, Rosa and Dolphin), partially offset by the negative impacts of the price effect(1), OPEC quota reductions and shutdowns in the Niger delta because of security issues (-2%), of changes in the Group’s portfolio, mainly the termination of a concession in Dubai (-1%), and of the May 2007 fire on the Nkossa platform in Congo (-0.5%).

The Group’s proved reserves at December 31, 2007 decreased 6% to 10,449 Mboe from 11,120 Mboe at December 31, 2006. At the 2007 average rate of production, these reserves represent approximately 12 years of production. Changes in 2007 proved reserves were primarily due to the sale of 16.7% of Sincor to PDVSA and other divestments (-4%), the price effect(1) (-2%) and production over the year 2007 (-1.5%), which were only partially offset by new additions from successful exploration and business developments (2%).

See “Item 4. Information on the Company — Exploration & Production — Reserves ” for a table showing changes in proved reserves by year and “Supplemental Oil and Gas Information (Unaudited)” contained elsewhere herein for additional information on proved reserves, including tables showing changes in proved reserves by region.

Total expenditures of the Upstream segment decreased by 1% to 8,882 M€ in 2007 from 9,001 M€ in 2006. In 2007, expenditures mainly included the following projects: Kashagan (Kazakhstan), Akpo (Nigeria), Yemen LNG (Yemen), Moho Bilondo (Congo), Dalia, Rosa, Tombua/Landana and Angola LNG (Angola), Snøhvit and Tyrihans (Norway), Dunbar and Jura (UK), Anguille (Gabon), Dolphin (Qatar), Surmont and Joslyn (Canada) and Tahiti (United States).

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

ROACE for the Upstream segment was 35% in 2006 compared to 40% in 2005. The decline was mainly due to an increase in the level of capital employed for work-in-progress assets, which reflects the sustained level of investments being made to support future growth.

In 2006, Upstream net operating income amounted to 8,754 M€ (for 2005, 8,029 M€) from operating income of 20,307 M€ (for 2005, 18,421 M€), with the difference resulting primarily from taxes on net operating income of 12,764 M€ (for 2005, 10,979 M€), partially offset by income from equity affiliates and other items of 1,211 M€ (for 2005, 587 M€). The increase in taxes in 2006 occurred primarily in the UK and Venezuela.

Oil and gas production in 2006 was 2,356 kboe/d compared to 2,489 kboe/d in 2005, a decrease of 5% due principally to the impacts of the price effect(1) (-2%), shutdowns of production in the Niger Delta area because of security issues (-2%) and changes in the Group’s portfolio (-1%). Excluding these items, the positive impact of new field start-ups was offset by normal production declines at mature fields and shutdowns in the North Sea.

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

Downstream results

(M€)	2007	2006	2005
Non-Group sales	119,212	113,887	99,934
Operating income(a)	4,824	3,372	5,096
Equity in income (loss) of affiliates and other items	284	384	422
Tax on net operating income	(1,482)	(1,125)	(1,570)
Net operating income	3,626	2,631	3,948
Adjustments affecting net operating income	(1,091)	153	(1,032)
Adjusted net operating income(b)	2,535	2,784	2,916
Investments	1,875	1,775	1,779
Divestments	394	428	204

ROACE	21%	23%	28%

(a)	For the definition of operating income, see Note 2 to the Consolidated Financial Statements.
(b)	Adjusted for special items and the inventory valuation effect.

2007 vs. 2006

Downstream segment sales (excluding sales to other segments) increased to 119,212 M€ in 2007 compared to 113,887 M€ in 2006.

In 2007, refined product sales averaged 3,863 kb/d, up 2% from 3,786 kb/d in 2006. 2007 refinery throughput decreased slightly to 2,413 kb/d from 2,454 kb/d in 2006. The refinery utilization rate for 2007 based on crude throughput was 87% (89% based on crude and other feedstock) compared to 88% (91% based on crude and other feedstock) in 2006. In 2007, ten refineries were affected by turnarounds compared to three in 2006. Maintenance activity in 2008 should be comparable to that in 2007.

For 2007, adjusted net operating income for the Downstream segment decreased 9% to 2,535 M€ compared to 2,784 M€ in 2006. The decrease was mainly due to the impact of a weaker dollar (-0.25 B€), as the negative impacts of higher maintenance activity

(1)	The “price effect” refers to the impact of hydrocarbon prices on entitlement volumes from production sharing and buyback contracts.

(-0.11 B€), cost inflation (-0.07 B€ ) and the overall slightly negative environment (-0.04 B€) were offset by the positive effect of growth and productivity programs (+0.22 B€), notably the contribution from the Normandy distillate hydrocracker for a full year.

The adjustment for the inventory valuation effect had a negative impact on Downstream adjusted net operating income of 1,098 M€ in 2007 compared to a positive impact of 327 M€ in 2006. The exclusion of special items in 2007 had a negative impact of 7 M€, with capital gains of 101 M€ more than offsetting restructuring charges, asset impairments and other special items. In 2006, special items (relating to capital gains on the sale of certain non-strategic financial interests) had a negative impact of 174 M€ on adjusted net operating income.

ROACE for the Downstream segment was 21% in 2007 compared to 23% in 2006 due principally to increased investment in 2007.

In 2007, Downstream net operating income increased to 3,626 M€ (for 2006, 2,631 M€) from operating income of 4,824 M€ (for 2006, 3,372 M€ ), with the difference resulting primarily from taxes on net operating income of 1,482 M€ (for 2006, 1,125 M€), partially offset by income from equity affiliates and other items of 284 M€ (for 2006, 384 M€).

Investments by the Downstream segment were 1,875 M€ in 2007 compared to 1,775 M€ in 2006.

2006 vs. 2005

Downstream segment sales (excluding sales to other segments) increased to 113,887 M€ in 2006 compared to 99,934 M€ in 2005.

In 2006, refined product sales averaged 3,786 kb/d, stable compared to 2005. 2006 refinery throughput increased 2% to 2,454 kb/d compared to 2,410 kb/d in 2005. The refinery utilization rate for 2006 remained at 88%, the same as in 2005.

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

Investments by the Downstream segment were 1,775 M€ in 2006 compared to 1,779 M€ in 2005. Downstream investments in 2006 included approximately 1 B€ in refining (excluding turnarounds).

Chemicals(1)

(M€)	2007	2006	2005
Non-Group sales	19,805	19,113	16,765
Operating income(a)	1,424	996	1,119
Equity in income (loss) of affiliates and other items	(11)	(298)	(348)
Tax on net operating income	(426)	(191)	(170)
Net operating income	987	507	601
Adjustments affecting net operating income	(140)	377	366
Adjusted net operating income(b)	847	884	967
Investments	911	995	1,115
Divestments	83	128	59
ROACE	12%	13%	15%

(a)	For the definition of operating income, see Note 2 to the Consolidated Financial Statements.
(b)	Adjusted for special items and the inventory valuation effect.

(1)	For 2006 and 2005, pursuant to IFRS 5, income statement data and ROACE have been recalculated to exclude Arkema.

2007 vs. 2006

Chemicals segment sales (excluding sales to other segments) increased by 4% to 19,805 M€ in 2007 from 19,113 M€ in 2006.

Adjusted net operating income for the Chemicals segment decreased by 4% to 847 M€ in 2007 from 884 M€ in 2006, due principally to the negative impacts of the weaker dollar (-0.11 B€) and the petrochemicals environment (-0.07 B€), essentially linked to the weak margins in the fourth quarter 2007, which were only partially offset by the positive impact of growth and productivity programs (+0.15 B€).

The adjustment for the inventory valuation effect had a negative impact of 201 M€ on adjusted net operating income for the Chemicals segment in 2007, compared to a positive impact of 28 M€ in 2006. In 2007, the exclusion of special items (comprised of restructuring charges, asset impairments and other elements) had a positive impact of 61 M€ on adjusted net operating income. In 2006, the exclusion of special items (comprised mainly of restructuring charges and asset impairments) had a positive impact of 349 M€ on adjusted net operating income.

ROACE for the Chemicals segment was 12% in 2007 compared to 13% in 2006.

In 2007, net operating income amounted to 987 M€ (for 2006, 507 M€) from operating income of 1,424 M€ (for 2006, 996 M€), with the difference resulting primarily from losses from equity affiliates and other items of 11 M€ (for 2006, a loss of 298 M€), as well as from taxes on net operating income of 426 M€ (for 2006, 191 M€).

Investments by the Chemicals segment decreased to 911 M€ in 2007 compared to 995 M€ in 2006.

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

Investments by the Chemicals segment decreased to 995 M€ in 2006 compared to 1,115 M€ in 2005. In 2006, 49% of these expenditures were for Base Chemicals, 42% for Specialties and 8% for Arkema activities which were spun off in May 2006.

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

The largest part (approximately 90%) of TOTAL’s capital expenditures are made up of additions to intangible assets and property, plant and equipment, with the remainder attributable to acquisitions of subsidiaries and equity-method affiliates. In the Upstream segment, as described in more detail under “Supplemental Oil and Gas Information — Costs incurred”, capital expenditures are principally development costs (approximately 85% mainly for construction of new production facilities), exploration expenditures (successful or unsuccessful, approximately 10%) and acquisitions of proved and unproved properties (approximately 1%). In the Downstream segment, about 60% of capital expenditures are related to refining activities (essentially 62% for upgrading units and 38% for new construction), the balance being used in marketing/retail activities and for information systems. In the Chemicals segment, capital expenditures relate to all activities, and are split between upgrading units (approximately 75%) and new construction (approximately 25%).

For detailed information on expenditures by business segment, please refer to the discussion of Company Results for each segment above.

Expenditures were 11,722 M€ in 2007, down 1% from 11,852 M€ in 2006 after increasing 6% from 11,195 M€ in 2005. During 2007, 76% of the expenditures were made by the Upstream segment, 16% by the Downstream segment and 8% by the Chemicals segment. During 2006, 76% of the expenditures were made by the Upstream segment, 15% by the Downstream segment, 8% by the Chemicals segment and 1% by Corporate. During 2005, 72% of the expenditures were made by the Upstream segment, 16% by the Downstream segment, 10% by the Chemicals segment and 2% by Corporate. The main source of funding for these expenditures has been cash from operating activities.

Cash flow from operating activities was 17,686 M€ in 2007 compared to 16,061 M€ in 2006 and 14,669 M€ in 2005. TOTAL’s non-current financial debt was 14,876 M€ at year-end 2007 compared to 14,174 M€ at year-end 2006 and 13,793 M€ at year-end 2005. For further information on the Company’s level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see Note 20 to the Consolidated Financial Statements. For further information on the Company’s treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Divestments, based on selling price and net of cash sold, were 1,556 M€ in 2007 compared to 2,278 M€ in 2006 and 1,088 M€ in 2005. In 2007, the Group sold certain Upstream assets in Canada, the UK and Norway and Downstream assets in the UK. The Group also sold 0.4% of the share capital of Sanofi-Aventis in the fourth quarter 2007 for 316 M€. In 2006, the Group sold certain Upstream assets in the U.S. and in France, was reimbursed for carried investments on Akpo in Nigeria and sold certain non-strategic financial interests. In 2005, the Group sold an interest of 1.85% in Kashagan to KazMunayGas and its interest in the UK power generation company Humber Power.

Shareholders’ equity increased to 45,700 M€ at December 31, 2007 from 41,148 M€ at December 31, 2006 after remaining stable at 41,483 M€ at December 31, 2005. Changes in shareholders’ equity in 2007 were primarily due to the addition of net income, which was only partially offset by the payment of dividends, translation adjustments and share buybacks. During 2007, TOTAL repurchased 32.4 million of its own shares for 1,787 M€. Changes to shareholders’ equity in 2006 were due primarily to the addition of net income, offset by the payment of the annual dividend, share buybacks, the spin-off of Arkema and translation adjustments. During 2006, TOTAL repurchased 75.9 million of its own shares for 3,975 M€. Changes to shareholders’ equity in 2005 were due primarily to the addition of net income, offset by share buybacks, the payment of the annual dividend and translation adjustments. During 2005, TOTAL repurchased 73.2 million of its own shares for 3.5 B€.

As of December 31, 2007, TOTAL’s net-debt-to-equity ratio, which is the sum of current borrowings, other current financial liabilities and non-current financial debt, net of current financial assets, hedging instruments on non-current financial debt and cash and cash equivalents, divided by the sum of shareholders’ equity and minority interests after expected dividends payable, was 27% compared to 34% and 32% at year-end 2006 and year-end 2005, respectively. Over the 2005-2007 period, TOTAL used its net cash flow (cash flow from operating activities less investments plus divestments) to maintain this ratio in its target range of around 25% to 30%, primarily by managing net debt (financial short-term debt plus non-current debt less cash and cash equivalents), while higher net income increased shareholders’ equity and repurchases and cancellations of shares decreased shareholders’ equity. As of December 31, 2007, TOTAL S.A. had $8,261 million of long-term confirmed lines of credit, of which $8,195 million were unused.

In 2008, the Company expects to use net cash flow after dividends to maintain its net debt-to-equity ratio in the targeted range of around 25 to 30%.

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

Contractual Obligations

Payment due by period (M€)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Non-current debt obligations(a)	—	4,497	6,754	2,848	14,099
Current debt obligations(b)	1,669	—	—	—	1,669
Finance lease obligations(c)	26	86	87	144	343
Asset retirement obligations(d)	189	298	205	3,514	4,206
Operating lease obligations(c)	427	643	359	492	1,921
Purchase obligations(e)	3,210	8,705	6,714	43,165	61,794
Total	5,521	14,229	14,119	50,163	84,032

(a)	Non-current debt obligations are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet. It includes the non-current portion of issue swaps and swaps hedging bonds, and excludes non-current finance lease obligations of 317 M€.
(b)	The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the balance sheet. It includes the current portion of issue swaps and swaps hedging bonds and excludes the current portion of finance lease obligations of 26 M€.
(c)	Finance lease obligations and operating lease obligations: the Group leases real estate, retail stations, ships, and other equipment through non-cancelable capital and operating leases. These amounts represent the future minimum lease payments on non-cancelable leases to which the Group is committed as of December 31, 2007, less the financial expense due on finance lease obligations for 47 M€.
(d)	The discounted present value of Upstream asset retirement obligations, primarily asset removal costs at the completion date.
(e)	Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on TOTAL and specify all significant terms, including the amount and the timing of the payments. These obligations mainly include: hydrocarbon unconditional purchase contracts (except where an active, highly liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase), reservation of transport capacities in pipelines, unconditional exploration works and development works in Upstream, and contracts for capital investment projects in Downstream. This disclosure does not include contractual exploration obligations with host states where a monetary value is not attributed and purchases of booking capacities in pipelines where the Group has a participation superior to the capacity used.

For additional information on the Group’s contractual obligations, see Note 23 to the Consolidated Financial Statements. The Group has other obligations in connection with pension plans which are described in Note 18 to the Consolidated Financial Statements. As these obligations are not contractually fixed as to timing and amount, they have not been included in this disclosure. Other non-current liabilities, detailed in Note 19 to the Consolidated Financial Statements, are liabilities related to risks that are probable and amounts that can be reasonably estimated. However, no contractual agreements exist related to the settlement of such liabilities, and the timing of the settlement is not known.

Research and Development

The Group strategy for research and development is focused on its three business segments, principally in the following areas:

•

Exploration & Production technology to allow access, at acceptable costs, to new energy resources (high-pressure/high-temperature, deep offshore, heavy crude oils, polyphasic transportation, acidic gas), as well as environment-friendly technologies such as reduction of greenhouse gas emissions, capture and sequestration of carbon dioxide produced by the Group’s units, containment of acidic gas emissions and efficient use of water in the upstream industrial process.

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

Research and development costs amounted to 594 M€ in 2007 (or 0.4% of sales), compared to 569 M€ in 2006 (or 0.4% of sales) and 676 M€ in 2005 (or 0.5% of sales). The number of employees dedicated to research and development activities in 2007 was 4,216, compared to 4,091 in 2006 and 3,964 (excluding Arkema) in 2005.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Members of the Board of Directors

The following individuals were members of the Board of Directors of TOTAL S.A. in 2007:

(Information as of December 31, 2007)

Thierry Desmarest

62 years old.

A graduate of the École Polytechnique and a Mining Engineer, Mr Desmarest served as Director of Mines and Geology in New Caledonia, then as technical advisor on the staffs of the Minister of Industry and the Minister of Economy. He joined TOTAL in 1981, where he held various management positions, then served as President of Exploration and Production until 1995. He served as Chairman and Chief Executive Officer of TOTAL from

May 1995 until February 2007, and continues to serve as Chairman of the Board of TOTAL.

Director of TOTAL S.A. since 1995 and until 2010.

Holds 484,576 shares.

Principal other directorships

•	Director of Sanofi-Aventis.*
•	Member of the Supervisory Board of Areva.*
•	Director of Air Liquide.*

Daniel Boeuf

59 years old.

A graduate of the École Supérieure des Sciences Économiques et Commerciales (ESSEC), Mr Boeuf joined the Group in October 1973 and served in several sales positions before holding various operational positions in Refining & Marketing entities. He is currently responsible for training and skills management in specialties within the Refining & Marketing division. An elected member of the Supervisory Board of the Total Actionnariat France employee investment fund since 1999, he served as the Chairman of its Supervisory Board from 2003 to 2006.

Director of TOTAL S.A. since 2004 and until 2010.

Holds 3,548 TOTAL shares and 3,440 shares of the Total Actionnariat France collective investment plan.

*	Company names marked with an asterisk are publicly listed companies.

Daniel Bouton

57 years old.

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

Bertrand Collomb

65 years old.

A graduate of the École Polytechnique and a Mining Engineer, Mr. Collomb held a number of positions within the Ministry of Industry and other staff positions from 1966 to 1975. He joined the Lafarge group in 1975, where he served in various management positions. He served as Chairman and Chief Executive Officer of Lafarge from 1989 to 2003, then as Chairman of the Lafarge Board of Directors from 2003 to 2007 and is now the honorary President.

He is also President of the Institut des Hautes Etudes pour la Science et la Technologie (IHEST) and the Institut Français des Relations Internationales (IFRI).

Director of TOTAL S.A. since 2000 and until 2009.

Holds 4,712 shares.

Principal other directorships

•	Director of Dupont* (United States).
•	Director of Atco* (Canada).

Paul Desmarais Jr.(1)

53 years old.

A graduate of McGill University in Montreal and INSEAD in Fontainebleau, Mr. Desmarais was elected Vice Chairman (1984) then Chairman of the Board (1990) of Corporation Financière Power, a company he helped to found. Since 1996, he has served as Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada.

Director of TOTAL S.A. since 2002 and until 2008.

Holds 2,000 ADRs (corresponding to 2,000 shares).

Principal other directorships

•	Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada.*
•	Chairman of the Executive Committee and Member of the Board of Corporation Financière Power* (Canada).
•	Vice-Chairman and Deputy Managing Director of Pargesa Holding S.A.* (Switzerland).
•	Vice-Chairman of the Board of Directors and member of the Strategic Committee of Imerys* (France).
•	Member of the Board of Directors and Executive Committee of Groupe Bruxelles Lambert S.A.* (Belgium).
•	Director of Suez* (France).
•	Director of Power Corporation International.

*	Company names marked with an asterisk are publicly listed companies.
(1)

Mr. Desmarais Jr. is a director of Groupe Bruxelles Lambert, which acting in concert with Compagnie Nationale à Portefeuille, to the Company’s knowledge, owns 5.3% of the Company’s shares and 5.4% of the voting rights. Mr Demarais Jr. disclaims beneficial ownership of such shares.

Bertrand Jacquillat

63 years old.

A graduate of École des Hautes Études Commerciales (HEC), Institut d’études politiques de Paris and Harvard Business School, Mr. Jacquillat holds both a PhD and an agrégé in management. He has been a university professor (France and the United States) since 1969, and is a professor at the Institut d’Études Politiques in Paris as well as Vice-President of the Cercle des Economistes.

Director of TOTAL S.A. since 1996 and until 2008.

Holds 3,600 shares.

Principal other directorships

•	Chairman and Chief Executive Officer of Associés en Finance.
•	Member of the Supervisory Board of Klepierre.*
•	Member of the Supervisory Board of Presses Universitaires de France (PUF).

Antoine Jeancourt-Galignani

70 years old.

Inspector of Finance, Mr. Jeancourt-Galignani held various positions within the Ministry of Finance before serving as Deputy Managing Director of Crédit Agricole from 1973 to 1979. He became chief executive officer of Indosuez bank in 1979 before serving as its Chairman from 1988 to 1994. He then served as Chairman of Assurances Générales de France (AGF) from 1994 to 2001, before serving as Chairman of Gecina from 2001 to 2005, where he currently serves as a director.

Director of TOTAL S.A. since 1994 and until 2009.

Holds 4,440 shares.

Principal other directorships

•	Chairman of the Supervisory Board of Euro Disney SCA.*
•	Director of the SNA Group (Lebanon).
•	Director of Gecina.*
•	Director of Kaufman & Broad S.A.*
•	Director of Société Générale.*
•	Director of Société des Immeubles de France.*
•	Member of the Supervisory Board of Oddo et Cie.
•	Member of the Supervisory Board of Hypo Real Estate Holding (Germany).*

Anne Lauvergeon(1)

48 years old.

Chief Mining Engineer and a graduate of the École Normale Supérieure with a doctorate in physical sciences, Mrs. Lauvergeon held various positions in industry before becoming Deputy Chief of Staff in the Office of the President of the Republic in 1990. She joined Lazard Frères et Cie as Managing Partner in 1995. From 1997 to 1999 she was Executive Vice President and member of the Executive Committee of Alcatel, in charge of industrial partnerships. Anne Lauvergeon has served as Chairman of the Management Board of AREVA since July 2001 and Chairman and

Chief Executive Officer of Areva NC (formerly Cogema) since June 1999.

Director of TOTAL S.A. since 2000 and until 2009.

Holds 2,000 shares.

Principal other directorships

•	Chairperson of the Management Board of Areva.*
•	Chairperson and CEO of Areva NC.
•	Director of Suez.*
•	Director of Vodafone Group Plc.*
•	Vice-President and Member of the Supervisory Board of Safran.*

*	Company names marked with an asterisk are publicly listed companies.
(1)	Ms. Lauvergeon is Chairperson of the Management Board of Areva, which, to the Company’s knowledge, owns 0.3% of the Company’s shares and 0.6% of the voting rights. Ms. Lauvergeon disclaims beneficial ownership of such shares.

Lord Peter Levene of Portsoken

66 years old.

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

Maurice Lippens

64 years old.

Director of TOTAL S.A. since 2003 and until May 11, 2007.

Christophe de Margerie

56 years old.

Christophe de Margerie joined the Group after graduating from the Ecole Supérieure de Commerce in Paris in 1974. He served in several positions in the Group’s Financial Department and Exploration-Production division. He became president of TOTAL Middle East in 1995 before joining the Group’s executive committee as the President of the Exploration & Production division in May 1999. He then became Senior Executive Vice-President of exploration and production of the new TotalFinaElf group in 2000. In January 2002 he became President of the Exploration & Production division of TOTAL. He was appointed a member of the Board of Directors by the shareholders’ meeting held on May 12, 2006 and became Chief Executive Officer of TOTAL on February 14, 2007.

Director of TOTAL S.A. since May 12, 2006 and until 2009.

Holds 82,200 TOTAL shares and 35,927 shares of the Total Actionnariat France collective investment plan.

Michel Pébereau(1)

65 years old.

Honorary Inspector General of Finance, Mr. Pébereau held various positions in the Ministry of Economy and Finance, before serving as Chief Executive Officer, then as Chairman and CEO of Crédit Commercial de France (CCF) from 1982 to 1993. He was Chairman and Chief Executive Officer of BNP then BNP Paribas from 1993 to 2003, and is currently Chairman of the Board of BNP Paribas.

Director of TOTAL S.A. since 2000 and until 2009.

Holds 2,356 shares.

Principal other directorships

•	Chairman of BNP Paribas.*
•	Director of Lafarge.*
•	Director of Saint Gobain.*
•	Director of EADS.*
•	Director of Pargesa Holding S.A.* (Switzerland).
•	Member of the Supervisory Board of Axa.*
•	Member of the Supervisory Board of Banque marocaine pour le Commerce et l’Industrie.*
•	Non-voting member (Censeur) of the Supervisory Board of Galeries Lafayette.
•	Chairman of the European Banking Federation.

*	Company names marked with an asterisk are publicly listed companies.
(1)	Mr. Pébereau is Chairman of BNP Paribas, which, to the Company’s knowledge, owns 0.2% of the Company’s shares and 0.4% of the voting rights. Mr. Pébereau is also a director of Pargesa Holding SA, part of Group Bruxelles Lambert, which acting in concert with Compagnie Nationale à Portefeuille, to the Company’s knowledge, owns 5.3% of the Company’s shares and 5.4% of the voting rights. Mr. Pébereau disclaims beneficial ownership of such shares.

Thierry de Rudder(1)

58 years old.

A graduate of the Université de Genève in mathematics, the Université Libre de Bruxelles and Wharton (MBA), Mr. De Rudder served in various positions at Citibank from 1975 to 1986 before joining Groupe Bruxelles Lambert, where he was appointed Acting Managing Director.

Director of TOTAL S.A. since 1999 and until 2010.

Holds 3,956 shares.

Principal other directorships

•	Acting Managing Director of Groupe Bruxelles Lambert.*
•	Director of Compagnie Nationale à Portefeuille.*
•	Director of Suez.*
•	Director of Suez-Tractebel.
•	Director of Imerys.*

Serge Tchuruk

70 years old.

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

In 1995, he became Chairman and Chief Executive Officer of Alcatel. In 2006, he became Chairman of the Board of Alcatel-Lucent.

Director of TOTAL S.A. since 1989 and until 2010.

Holds 61,060 shares.

Principal other directorships

•	Chairman of the Board of Alcatel-Lucent.*
•	Director of Thales.*
•	Member of the Supervisory Board of Alcatel Deutschland GmbH.
•	Member of the Board of Directors of the École Polytechnique.

Pierre Vaillaud

72 years old.

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

Other information

The current members of the Board of Directors of the Company have informed the Company that they have not been convicted, have not been associated with a bankruptcy, receivership or liquidation, and have not been incriminated or publicly sanctioned or disqualified, as stipulated in item 14.1 of Annex I of (EC) Regulation 809/2004 of April 29, 2004.

*	Company names marked with an asterisk are publicly listed companies.
(1)	Mr. de Rudder is acting managing director of Groupe Bruxelles Lambert which, acting in concert with Compagnie Nationale à Portefeuille and to the Company’s knowledge, owns 5.3% of the Company’s shares and 5.4% of the voting rights. Mr. de Rudder disclaims beneficial ownership of such shares.

Management

General Management

At its meeting on February 13, 2007, the Board resolved to have separate individuals serve in the positions of Chairman of the Board and of Chief Executive Officer of the Company.

The Executive Committee (COMEX) is the primary decision-making body of the Group. It implements the strategy formulated by the Board of Directors and authorizes related investments.

The Management Committee (CODIR) of the Group facilitates coordination among the divisions and monitors the operating results and activity reports of these divisions.

The Executive Committee

The following individuals were serving as members of the Executive Committee as of December 31, 2007:

•	Christophe de Margerie, Chairman of the COMEX (Chief Executive Officer);
•	François Cornélis, Vice-Chairman of the COMEX (President of the Chemicals division);
•	Michel Bénézit (President of the Refining-Marketing division);
•	Robert Castaigne (Chief Financial Officer);
•	Yves-Louis Darricarrère (President of the Exploration & Production division);
•	Jean-Jacques Guilbaud (President of Human Resources and Corporate Communications); and
•	Bruno Weymuller (President of Strategy & Risk Assessment).

The Management Committee

In addition to the members of the COMEX, the following 20 individuals from various non-operating departments and operating divisions were serving as members of the Management Committee as of December 31, 2007:

Holding

Jean-Pierre Cordier, Senior Vice-President, Executive Career Management.

Yves-Marie Dalibard, Vice-President, Corporate Communications.

Jean-Michel Gires, Senior Vice-President, Sustainable Development and the Environment.

Jean-Jacques Guilbaud, Senior Vice-President, Human Resources and Corporate Communications.

Peter Herbel, General Counsel.

Jean-Marc Jaubert, Senior Vice-President, Industrial Safety.

Jean-Jacques Mosconi, Vice-President, Corporate Strategy.

Patrick de La Chevardière, Deputy Chief Financial Officer.

Jean-François Minster, Senior Vice-President, Scientific Development.

Upstream

Philippe Boisseau, President, Gas & Power.

Jean-Marie Masset, Senior Vice-President, Geosciences, Exploration & Production.

Charles Mattenet, Senior Vice-President, Asia and the Far East, Exploration & Production.

Patrick Pouyanné, Senior Vice-President, Strategy, Business Development and R&D, Exploration & Production.

Jean Privey, Senior Vice-President, Africa, Exploration & Production.

Downstream

Pierre Barbé, President, Trading & Shipping.

Alain Champeaux, Senior Vice-President, Africa & the Middle East, Refining & Marketing.

Alain Grémillet, General Secretrary, Refining & Marketing.

Eric de Menten, Senior Vice-President, Marketing Europe, Refining & Marketing.

André Tricoire, Senior Vice-President, Refining, Refining & Marketing.

Chemicals

Pierre-Christian Clout, Senior Vice-President, Chemicals.

Françoise Leroy, General Secretary, Chemicals.

In addition, Charles Paris de Bollardière serves as the Group’s Treasurer.

As of March 1, 2008, the Group modified its organization to include, notably, a Corporate Affairs Division containing several cross-functional departments.

Compensation

Board Compensation

The amount paid to the members of the Board of Directors as directors’ fees was 0.82 M€ in 2007 in accordance with the decision of the shareholders’ meeting held on May 11, 2007. There were 14 directors as of December 31, 2007 compared with 15 as of December 31, 2006.

Compensation was paid to the members of the Board of Directors in 2007 based on the following principles:

•	A fixed amount of 20,000 euros was paid to each director (paid prorata temporis in case of a change during the period), apart from the Chairman of the
Audit Committee who was paid 30,000 euros and the other Audit Committee members who were paid 25,000 euros.

•

Each director was paid 5,000 euros for each meeting of the Board of Directors, of the Audit Committee or of the Nominating & Compensation Committee attended. This amount was increased to 7,000 euros for those directors who reside outside of France.

•	Neither the Chairman of the Board, nor the Chief Executive Officer received directors’ fees as directors of TOTAL S.A. or any other company of the Group.

Total compensation (including in-kind benefits) paid to each director in the year indicated

(€)	2007	2006	2005
Thierry Desmarest	2,827,815.00	3,227,123.00	2,963,452.00
Christophe de Margerie(a)	1,896,720.00	1,426,422.84	—
Daniel Boeuf(b)	170,123.88	160,845.77	150,529.49
Daniel Bouton	55,000.00	50,000.00	45,000.00
Bertrand Collomb	65,000.00	55,000.00	30,000.00
Paul Desmarais Jr.	41,000.00	43,000.00	43,000.00
Bertrand Jacquillat	90,000.00	80,000.00	80,000.00
Antoine Jeancourt-Galignani	90,000.00	65,000.00	45,000.00
Anne Lauvergeon	50,000.00	40,000.00	40,000.00
Peter Levene of Portsoken	55,000.00	50,000.00	23,410.00
Maurice Lippens(c)	21,177.49	50,000.00	57,000.00
Michel Pébereau	70,000.00	65,000.00	55,000.00
Thierry de Rudder	109,000.00	106,000.00	106,000.00
Serge Tchuruk(d)	137,368.00	50,000.00	50,000.00
Pierre Vaillaud(e)	189,814.00	186,340.00	178,906.00

(a)	For 2006, including the compensation paid by TOTAL S.A. and in-kind benefits valued at 5,508 euros. Mr. Christophe de Margerie does not receive any directors’ fees for his service on the Company’s Board of Directors.
(b)	Including the compensation received by Mr. Boeuf as an employee of Total France, a subsidiary of TOTAL S.A., which amounted to 105,529.49 euros in 2005, 110,845.77 euros in 2006 and 115,123.88 euros in 2007.
(c)	Term of office expired on May 11, 2007.
(d)	Including pension payments related to previous employment by the Group, which amounted to 72,368 euros in 2007. Mr. Tchuruk did not benefit from any pension payments in 2005 and 2006.
(e)	Including pension payments related to previous employment by the Group, which amounted to 133,906 euros in 2005, 136,340 euros in 2006 and 139,814 euros in 2007.

Over the past three years, the directors currently in office have not received any compensation or in-kind benefits from companies controlled by TOTAL S.A., except for Mr. Daniel Boeuf, who is an employee of Total France. The compensation indicated in the table above (except for that of the Chairman, the Chief Executive Officer and Messrs. Boeuf, Tchuruk and Vaillaud) consists solely of directors’ fees (gross amount) paid during the relevant period. None of the Directors of TOTAL S.A. have service contracts which provide for benefits upon termination of employment.

Compensation of the Chairman

The total gross compensation paid to Mr. Thierry Desmarest for fiscal 2007 amounted to 2,263,905 euros. This compensation, set by the Board of Directors, is composed of a fixed base salary of 1,151,706 euros for 2007 (including 185,932 euros for the period from January 1, 2007 to February 13, 2007 where he served as Chairman and Chief Executive Officer and 965,774 euros for the period from February 14, 2007 to December 31, 2007 where he served as Chairman of the

Board) and a variable portion, to be paid in 2008, which amounted to 1,112,199 euros (including 210,745 euros for the period from January 1, 2007 to February 13, 2007 where he served as Chairman and Chief Executive Officer and 901,454 euros for the period from February 14, 2007 to December 31, 2007 where he served as Chairman of the Board).

The variable portion is calculated by taking into account the Group’s return on equity during the relevant fiscal year, the Group’s earnings compared to those of other major international oil companies, as well as the Chairman’s personal contribution to the Group strategy, corporate governance and performance. The variable portion can reach a maximum amount of 100% of the fixed base salary. The objectives related to personal contribution were considered to be fulfilled.

Mr. Thierry Desmarest’s total gross compensation for fiscal 2006 amounted to 3,199,844 euros, composed of a fixed base salary of 1,523,735 euros and a variable portion of 1,676,109 euros paid in 2007.

Mr. Desmarest does not receive any in-kind benefits.

Compensation of the Chief Executive Officer

The total gross compensation paid to Mr. Christophe de Margerie for fiscal 2007 amounted to 2,687,915 euros. This compensation, set by the Board of Directors, is composed of a fixed base salary of 1,191,580 euros for 2007 (including 94,109 euros for the period from January 1, 2007 to February 13, 2007 where he served as Chief Executive Officer of the Exploration & Production department and 1,097,471 euros for the period from February 14, 2007 to December 31, 2007 where he served as Chief Executive Officer of TOTAL) and a variable portion, to be paid in 2008, which amounted to 1,496,335 euros (including 87,841 euros for the period from January 1, 2007 to February 13, 2007 where he served as Chief Executive Officer of the Exploration & Production department and 1,408,494 euros for the period from February 14, 2007 to December 31, 2007 where he served as Chief Executive Officer of TOTAL).

The variable portion is calculated by taking into account the Group’s return on equity during the relevant fiscal year, the Group’s earnings compared to those of other major international oil companies as well as the Chief Executive Officer’s personal contribution based on operational target criteria. The variable portion can reach a maximum amount of 140% of the fixed base salary, which may be increased up to 165% for exceptional performance. The objectives related to contribution were considered to be reached.

Mr. Christophe de Margerie has the use of a company car.

Executive Officer Compensation

In 2007, the aggregate amount paid directly or indirectly by the French and foreign affiliates of the Company as compensation to the executive officers of TOTAL (28 individuals, members of the Management Committee and the Treasurer) as a group was 17.0 M€, including 7.4 M€ paid to the seven members of the Executive Committee. Variable compensation accounted for 41.8% of the aggregate amount of 17.0 M€ paid to executive officers. In 2006, executive officer compensation was 19.7 M€.

Executive officers who are directors of affiliates of the Company are not entitled to receive any directors’ fees.

Pensions and other commitments

1.	The Group does not have a specific pension plan for the Chairman and the Chief Executive Officer.

2.

The Chairman and the Chief Executive Officer are entitled to a retirement benefit calculated pursuant to the same formula used for all employees of TOTAL S.A. The method for calculating this benefit is determined by the National Collective Bargaining Agreement for the Petroleum Industry and is based on the annual gross compensation (including fixed and variable portions) paid to the Chairman or the Chief Executive Officer, as the case may be. As of December 31, 2007, this benefit amounts to 5/12th of the Chairman’s annual compensation and 6/12th of the Chief Executive Officer’s annual compensation. Pursuant to Article L. 225-42-1 of the French Commercial Code, this benefit is subject to the procedure for related party transactions and subject to performance conditions.

These performance conditions are deemed to be met if at least two of the three following criteria are satisfied:

•	The average ROE (return on equity) over the three years immediately preceding the year in which the officer retires is at least 12%.
•	The average ROACE (return on average capital employed) over the three years immediately preceding the year in which the officer retires is at least 10%.
•

The Company’s oil and gas production growth over the three years immediately preceding the year in which the officer retires is greater than or equal to the average production growth of the four following companies: ExxonMobil, RD Shell, BP and Chevron.

3.	The Chairman and the Chief Executive Officer are also eligible for a complementary pension plan open to all employees of the Group whose annual compensation is greater than the annual social security threshold multiplied by eight. There are no French legal or collective bargaining provisions that apply to remuneration above this social security ceiling.

This complementary pension plan is financed and managed by TOTAL S.A. to award a pension that is based on the period of employment (up to a limit of 20 years) and the portion of annual gross compensation (including fixed and variable portions) that exceeds by at least eight times the annual social security threshold. This pension is indexed to the French Association for Complementary Pensions Schemes (ARRCO) index.

As of December 31, 2007, the Group’s complementary pension obligations related to the Chairman are the equivalent of an annual pension of 18% of the Chairman’s 2007 compensation.

For the Chief Executive Officer, the Group’s pension obligations are, as of December 31, 2007, the equivalent of an annual pension of 22% of his 2007 compensation.

The commitments related to this complementary pension plan are subject to the procedure for related party agreements pursuant to Article L. 225-42-1 of the French Commercial Code.

4.	The Company also funds a life insurance policy which guarantees a payment, upon death, equal to two years’ compensation (both fixed and variable), increased to three years upon accidental death, as well as, in case of disability, a payment proportional to the degree of disability.

5.	If the Chairman or the Chief Executive Officer’s employment is terminated or his term of office is not renewed, he is eligible for severance benefits calculated according to terms of the National Collective Bargaining Agreement for the Petroleum Industry that applies to employees of TOTAL S.A. The maximum severance benefit, based upon thirty years of employment with the Group, is equal to two times an individual’s annual pay, based upon the gross compensation (both fixed and variable) paid in the previous 12-month period.

These severance benefits may be increased by an amount equal to an additional year’s gross pay (calculated as specified above) if the Chairman or the Chief Executive Officer enters into a non-compete agreement or, in the case of a change in control of the ownership of the Company, if termination occurs within the two-year period following the change in control.

These provisions for severance benefits are not applicable if, at the time of severance or non-renewal, the Chairman or the Chief Executive Officer is eligible to receive full retirement benefits. The benefits mentioned above are considered to cover any amounts due to the Chairman or the Chief Executive Officer, as the case may be, for all functions he may have performed for the Group. If the Group terminates employment or does not renew a term of office for cause (faute grave or faute lourde), these provisions for benefits do not apply.

The commitments related to benefits due upon termination of the Chairman’s or the Chief Executive Officer’s employment or if their term of office is not renewed are subject to the procedure for related party transactions pursuant to Article L. 225-42-1 of the French Commercial Code. With the exception of the portion to be paid in case the Chairman or the Chief Executive Officer enters into a non-compete agreement, the payment of this benefit is subject to the same performance conditions as those set forth in section 2 above.

Since Mr. Desmarest is currently eligible to receive full retirement benefits, the commitments described in this section 5 concern only Mr. de Margerie.

6.	In addition, the Company has the following pension commitments, as described in section 3 above, to Messrs. Tchuruk and Vaillaud:

•

The Company has funded a complementary pension for Mr. Tchuruk related to his previous employment by the Group. After retirement, the amount paid per year to Mr. Tchuruk under this complementary pension would amount to approximately 72,368 euros, based upon calculations as of December 31, 2007. This pension is indexed to the ARRCO index.

•

The Company has funded a complementary pension for Mr. Vaillaud related to his previous employment by the Group. Mr. Vaillaud receives an annual complementary pension of approximately 139,814 euros, based upon calculations as of December 31, 2007. This pension is indexed to the ARRCO index.

7.	For the year 2007, the total amount of the Group’s pension commitments related to the directors of the Group is equal to 26.9 M€.

Corporate Governance

TOTAL actively examines corporate governance matters. In particular, the Group maintains a policy of transparency regarding the compensation of and the allocation of stock options and restricted stock grants to its executive officers.

Directors are appointed by the shareholders for a three-year term. In case of the resignation or death of a director, the Board may temporarily appoint a replacement director. This appointment must be ratified by the next shareholders’ meeting. The terms of office of the members of the Board are staggered to more evenly space the renewal of appointments.

TOTAL’s corporate governance practices conform with those generally followed by companies listed in France, which are set forth in the AFEP-MEDEF report published in France in September 2002.

In 2007, the Board of Directors reviewed its corporate governance policies to take into account the separation of the positions of Chairman of the Board and Chief Executive Officer.

Since 2004, the Board of Directors has had a financial code of ethics that, in the overall context of the Group’s Code of Conduct, sets forth specific rules for its Chairman, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and the financial and accounting officers for its principal activities. The Board has made the Audit Committee responsible for ensuring compliance with this code.

At its meeting on July 19, 2005, the Board of Directors amended the Audit Committee’s charter to clarify its role in supervising the independent auditors and the criteria for the independence of its members. The Board also approved the Audit Committee’s procedures for complaints or concerns regarding accounting, internal accounting controls or auditing matters.

In 2007, the Board decided to replace the Nominating & Compensation Committee with two separate committees: the Nominating & Governance Committee and the Compensation Committee.

In another development, since the shareholders’ meeting held on May 14, 2004, the members of the Board of Directors include a director representing employee shareholders (Mr. Daniel Boeuf).

Rules of Procedure of the Board

At its meeting on February 13, 2007, the Board of Directors adopted Rules of Procedure to replace the Directors’ Charter and to take into account the separation of the positions of Chairman of the Board and Chief Executive Officer.

The Board’s Rules of Procedure specify the obligations of each director and set forth the mission and working procedures of the Board of Directors. They also define the respective responsibilities and authority of the Chairman and of the Chief Executive Officer.

Each director undertakes to maintain the independence of his analysis, judgment, decision making and actions as well as not to be unduly influenced. When a director participates in and votes at Board meetings, he is required to represent the interest of the shareholders and the Company as a whole. Directors must actively participate in the affairs of the Board, specifically on the basis of information communicated to him by the Company.

Directors undertake to devote the amount of time required to consider the information they are given and otherwise prepare for meetings of the Board and of the committees on which they sit. Directors may request any additional information that they feel is necessary of useful from the Chairman or the Chief Executive Officer. Directors participate in all Board meetings and all general shareholders’ meetings, unless they have previously contacted the Chairman to inform him of scheduling conflicts.

Each director must inform the Board of conflicts of interest that may arise, including the nature and terms of any proposed transactions that could give rise to such situations. If he is opposed to a project brought before the Board, he is required to clearly express his opposition. He is required to own at least 1,000 company shares in registered form (with the exception of the director representing employee shareholders, for whom the requirements are more flexible) and comply strictly with provisions regarding the use of material non-public information. The requirement to hold a minimum of 1,000 shares while in office is accepted by each director as a restriction on his ability to freely dispose of these shares.

In addition to stipulating that any shares and ADRs of TOTAL S.A. and its publicly traded subsidiaries held by directors are to be held in registered form, the Rules of Procedure prohibit buying on margin or short selling those same securities. They also prohibit trading shares of TOTAL S.A. on and during the 15 calendar days preceding the dates of the Company’s periodic earnings announcements.

The Board of Directors’ mission is to determine the strategic direction of the Group and supervise the implementation of this vision.

With the exception of the powers and authority expressly reserved for shareholders and within the limits of the Company’s legal purpose, the Board may address any issue related to the operation of the Company and take any decision concerning the matters falling within its purview.

Within this framework, the Board’s duties and responsibilities include, but are not limited to, the following:

•	Appointing the Chairman and the Chief Executive Officer and supervising the handling of their responsibilities;
•	Defining the Company’s strategic orientation and, more generally, those of the Group;
•	Approving investments or divestments under study by the Group that concern amounts greater than 3% of shareholders’ equity;
•	Reviewing information on significant events related to the Company’s affairs, in particular for investments or divestments that are greater than 1% of shareholders’ equity;
•

Monitoring the quality of information supplied to shareholders and the financial markets through the financial statements that it approves and the annual reports, or when major transactions are conducted;

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

•	That no individual is authorized to both contract and reimburse obligations of the Company without proper supervision and control;
•	That the internal audit department functions properly and that the independent auditors are able to conduct their audits under appropriate circumstances; and
•	That the committees it has created duly perform their responsibilities.

Board of Directors activity: The Board of Directors meets at least four times a year and as often as circumstances may require.

Directors are generally given written notice eight days prior to Board meetings. Documents to be considered for decisions to be made at Board meetings are, when possible, sent with the notice of meetings, or otherwise delivered to the directors. The minutes of the previous meeting are expressly approved at each Board meeting.

Directors may participate in meetings either by being present, by being represented by another director or via video conference (in compliance with the technical requirements set by applicable regulations).

The Board may establish specialized committees, whether permanent or ad hoc, as required by applicable legislation or as it may deem appropriate. The Board allocates directors’ fees to and may allocate additional directors’ fees to directors who participate on specialized committees, within the total amount established by the shareholders. The Chairman and the Chief Executive Officer are not awarded directors’ fees for their work on the Board.

Responsibility and authority of the Chairman: The Chairman represents the Board, and, except in exceptional circumstances, is the sole member authorized to speak on behalf of the Board. He is responsible for organizing and presiding over the Board’s activities and monitors corporate bodies to ensure that they are functioning effectively and respecting corporate governance principles. He is responsible, with the Group’s management, for maintaining relations between the Board and the Company’s shareholders. He monitors the quality of the information disclosed by the Company. In close cooperation with the Group’s management, he may represent the Group in high level discussions with government authorities and the Group’s important partners, on both a national and international level. He is regularly informed by the Chief Executive Officer of events and situations that are important for the Group and may request that the Chief Executive Officer provide any useful information for the Board or its committees. He may also work with the independent auditors to prepare matters before the Board or the Audit Committee.

Responsibility and authority of the Chief Executive Officer: The Chief Executive Officer is responsible for the general management of the Company. He chairs the Group’s Executive Committee and Management Committee. He

has the full extent of authority to act on behalf of the Company in all instances, with the exception of matters that, by law, require shareholder action and subject to the Company’s corporate governance rules. He is responsible for periodic reporting of the Group’s results and outlook to shareholders and the financial community. He reports on significant Group activities to the Board.

The Board of Directors has three specialized committees: the Audit Committee, the Compensation Committee and the Nominating & Governance Committee.

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
•

Examining the accounting policies used to prepare the financial statements, examining the parent company’s annual financial statements and the consolidated annual, semi-annual, and quarterly financial statements prior to their examination by the Board, after regularly monitoring the financial situation, cash flow statement and obligations of the Company;

•	Reviewing the implementation of internal control procedures and the evaluation of their effectiveness with the assistance of the internal audit department;
•	Reviewing the creation and activities of the disclosure committee, including reviewing the conclusions of this committee;
•	Approving the scope of the annual audit work of internal and external auditors;
•	Keeping regularly informed of completed audits, examining annual internal audit reports and other reports (independent auditors, annual reports, etc.);
•	Examining the appropriateness of risk oversight procedures;
•	Examining the choice of appropriate accounting principles and methods;
•	Examining the Group’s policy for the use of derivative instruments;
•	Examining, if requested by the Board, major transactions contemplated by the Group;
•	Reviewing significant litigation annually;
•	Implementing and monitoring compliance with the Financial Code of Ethics;
•

Proposing to the Board, for implementation, a procedure for complaints or concerns of employees, shareholders and others, related to accounting, internal accounting controls or auditing matters, and monitoring the implementation of the procedure; and

•	Examining the procedure for booking the Group’s proved reserves.

Audit Committee membership and practices

The Committee is made up of at least three directors designated by the Board of Directors. Members must be independent directors.

In selecting the members of the Committee, the Board pays particular attention to their independence and their financial and accounting qualifications. Members of the Committee may not be executive officers of the Company or one of its subsidiaries, nor own more than 10% of the Company’s shares, whether directly or indirectly, individually or acting together with another party.

Members of the Audit Committee may not receive from the Company and its subsidiaries, whether directly or indirectly, any compensation other than:

(i)	Directors’ fees paid for their services as directors or as members of the Audit Committee or, if applicable, another committee of the Board; and

(ii)	Compensation and pension benefits related to prior employment by the Company, or another Group company, which are not dependant upon future work or activities.

The Committee appoints its own Chairman. The Chief Financial Officer serves as the Committee secretary. The Committee meets at least four times a year to examine the consolidated annual and quarterly financial statements.

The Audit Committee may meet with the Chairman of the Board, the Chief Executive Officer, and, if applicable, any acting Managing Director of the Company and perform inspections and consult with managers of operating or non-operating departments, as may be useful in performing its duties. The Committee meets with the independent auditors and examines their work, and may do so without management being present. If it deems it necessary for the accomplishment of its mission, the Committee may request from the Board the means and resources to make use of outside assistance.

The Committee submits written reports to the Board of Directors regarding its work.

In 2007, the members of the Committee were Antoine Jeancourt-Galignani, Bertrand Jacquillat and Thierry de Rudder, each of whom is an independent director.

The Committee is chaired by Mr. Antoine Jeancourt-Galignani, who was determined to be the Audit Committee financial expert by the Board at its meeting on September 5, 2006.

Compensation Committee

The principal objectives of this Committee are to:

•	Examine the executive compensation policies implemented in the Group and the compensation of members of the Executive Committee; and
•	Evaluate the performance and recommend the compensation of the Chairman of the Board and of the Chief Executive Officer.

Its duties include the following:

•	Examine the criteria and objectives proposed by management for executive compensation and advise on this subject;
•	Present recommendations and proposals to the Board concerning:

(i)	compensation, pension and insurance plans, in-kind benefits, and other compensation, including severance benefits, for the Chairman and the Chief Executive Officer of the Company, and

(ii)	awards of stock options and restricted share grants to the Chairman and the Chief Executive Officer; and

•	Examine stock option plans, restricted share grants, equity-based plans and pension and insurance plans.

Compensation Committee membership and practices

The Committee is made up of at least three directors designated by the Board of Directors.

A majority of the members must be independent directors. Members of the Compensation Committee may not receive from the Company and its subsidiaries, either directly or indirectly, any compensation other than:

(i)	Directors’ fees paid for their services as directors or as members of the committee, or, if applicable, as members of another committee of the Company’s Board; and

(ii)	Compensation and pension benefits related to prior employment by the Company which are not dependant upon future work or activities.

The Committee appoints its chairman as well as a secretary, who is a senior executive of the Company.

The Committee meets at least twice a year.

The Committee invites the Chairman and the Chief Executive Officer of the Company to present their recommendations.

Neither the Chairman nor the Chief Executive Officer may be present during deliberations regarding his own compensation.

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

In 2007, the Committee’s members were Bertrand Collomb, Michel Pébereau and Serge Tchuruk, each an independent director.

M. Pébereau chairs the Committee.

Nominating & Governance Committee

The principal objectives of this Committee are to:

•	Recommend to the Board of Directors the persons that are qualified to be appointed as Directors, Chairman or Chief Executive Officer;
•	Prepare the Company’s corporate governance rules and supervise their implementation; and
•	Examine any questions referred to it by the Board or the Chairman of the Board, in particular questions related to ethics.

It performs the following specific tasks:

•	Presents recommendations to the Board for its membership and the membership of its committees;
•	Proposes annually to the Board the list of directors who may be considered as “independent directors” of the Company;
•

Assists the Board in the selection and evaluation of the Chairman of the Board and the Chief Executive Officer and examines the preparation of their possible successors, in cooperation with the Compensation Committee;

•	Prepares a list of individuals who might be considered for election as Directors and those who might be named to serve on Board committees;
•	Proposes methods for the Board to evaluate its performance;
•	Proposes the procedure for allocating directors’ fees; and
•	Develops and recommends to the Board the corporate governance principles applicable to the Company.

Nominating & Governance Committee membership and practices

The Committee is made up of at least three directors designated by the Board of Directors.

A majority of the members must be independent directors.

Members of the Nominating & Governance Committee, other than the Chairman of the Board and the Chief Executive Officer, may not receive from the Company and its subsidiaries any compensation other than:

(i)	Directors’ fees paid for their services as directors or as members of the Committee, or, if applicable, another committee of the Board of the Company; and

(ii)	Compensation and pension benefits related to prior employment by the Company which are not dependant upon future work or activities.

The Committee appoints its Chairman as well as a secretary, who is a senior executive of the Company.

The Committee meets at least twice a year.

The Committee may invite the Chairman of the Board or the Chief Executive Officer of the Company, as applicable, to present recommendations.

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

In 2007, the Committee’s members were Bertrand Collomb, Thierry Desmarest, Michel Pébereau and Serge Tchuruk, each, with the exception of the Chairman of the Board, an independent Director.

Thierry Desmarest chairs the Committee.

Evaluation of the Board of Directors

At its February 13, 2007 meeting, the Board discussed the results of the self-evaluation of the Board undertaken by independent consultants. This evaluation noted improvement in the framework of the Board’s activity. Based on the recommendation of the Nominating & Compensation Committee, the Board approved the suggestions to improve its organization and its activities contained in the self-evaluation report. The suggestions included creating a Governance Committee and enlarging the scope of subjects examined by the Board.

Policy for determining the compensation and other benefits of the Chairman and of the Chief Executive Officer

Based on a proposal by the Compensation Committee, on February 12, 2008, the Board adopted the following policy for determining the compensation and other advantages of the Chairman and of the Chief Executive Officer:

•

Compensation and advantages for the Chairman and the Chief Executive Officer are set by the Board of Directors after considering proposals from the Compensation Committee. Such compensation shall be reasonable and fair, in a context that values both teamwork and motivation within the Company.

•	Compensation for the Chairman and the Chief Executive Officer is related to market practice, work performed, results obtained and responsibilities held.

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

Awards of stock options are considered in light of the amount of the total compensation paid to the Chairman and the Chief Executive Officer. A portion of stock options awarded to the Chairman and the Chief Executive Officer is conditioned on performance.

The exercise price for stock options awarded is not discounted compared to the market price for the underlying share.

Stock options are awarded at regular intervals to prevent opportunistic behavior.

The Board sets rules for restrictions on transfer on a portion of shares issued upon the exercise of options.

•	After three years in office, the Chairman and Chief Executive Officer are required to hold at least the number of Company shares set by the Board.

•	The Chairman and Chief Executive Officer do not receive restricted share grants.

Director Independence

At its meeting on February 12, 2008, the Board of Directors, acting on a proposal from the Nominating & Governance Committee, reviewed the independence of the Company’s directors as of December 31, 2007. Also based on the Committee’s proposal, the Board considered that, pursuant to the 2002 AFEP-MEDEF report, a director is independent when “he has no relationship, of any nature, with the Company, its Group or its Management, that may compromise his freedom of judgement”.

Mr. Bouton, Mr. Collomb, Mr. Desmarais, Mr. Jacquillat, Mr. Jeancourt-Gallignani, Lord Levene of Portsoken, Mr. Pébereau, Mr. de Rudder, Mr. Tchuruk and Mr. Vaillaud were considered to be independent directors.

The directors meet the criteria contained in the 2002 AFEP-MEDEF report, with the exception of one individual who has been a director for longer than 12 years. For a company that has long-term investments and activities, a longer term of office gives experience and authority, and thereby reinforces the independence of directors. The Board concluded that Mr. Tchuruk, the only director concerned by this criteria, should be considered as independent.

Concerning “material” relationships, as a client, supplier, investment or finance banker, between a director and the Company, the Board deemed that the level of activity between Group companies and the banks at which two of its Directors are officers, which is less than 0.1% of their net banking income and less than 5% of the financing obtained by the Group from credit providers (including confirmed but undrawn credit lines) represent neither a material portion of the overall activity of these banks nor a material portion of the Group’s external financing. The Board concluded that Mr. Bouton and Mr. Pébereau should be considered as independent Directors.

71.4% of the Directors are independent. The Board has decided to increase the percentage of independent Directors over the next few years, based on widely used corporate governance definitions of independence.

The Board also noted the absence of potential conflicts of interests between the Company and its Directors.

Employees, Share Ownership, Stock Options and Restricted Share Grants

Employees

The tables below set forth the number of employees, by division and geographic location, of the Group (fully consolidated subsidiaries) as of the end of the periods indicated(a):

	Upstream	Downstream	Chemicals	Corporate	Total
2007	15,182	34,185	45,797	1,278	96,442
2006	14,862	34,467	44,504	1,237	95,070
2005	14,849	34,611	62,214	1,203	112,877
		France	Rest of Europe	Rest of world	Total
2007		37,296	27,374	31,772	96,442
2006		37,831	26,532	30,707	95,070
2005		48,751	30,140	33,986	112,877

(a)	As of December 31, 2005, these figures include the employees of Arkema.

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

Company Savings Plans

The various Company Savings plans (PEGT, PEC) and the Group Savings plan (“Plan d’Épargne Groupe Actionnariat”-(PEG-A) linked to the capital increase operations reserved for employees, give the employees of French Group Companies belonging to these savings plans access to several collective investment plans (Fonds communs de placement), including a Fund invested in shares of the Company (“Total Actionnariat France”).

For the employees of foreign companies, the capital increases reserved for employees were conducted under PEG-A through the “Total Actionnariat International” Fund. In addition, U.S. employees participate in these operations through ADRs and Italian employees may participate by directly subscribing to new shares at the Caisse Autonome of the Group in Belgium.

Employee shareholding

The total number of TOTAL shares held by employees as of December 31, 2007 is as follows:

Total Actionnariat France	65,184,570
Total Actionnariat International	14,259,292
ELF privatisation No. 1	1,521,419
Shares held by U.S. employees	613,078
Group Caisse Autonome in Belgium	419,897
TOTAL shares from the exercise of the Company’s stock options and held as registered shares within a Company Savings Plan (PEE)	2,984,387
Total shares held by employee shareholder funds	84,982,643

As of December 31, 2007, the employees of the Group held, on the basis of the definition of employee shareholding contained in Article L. 225-102 of the French Commercial Code, 84,982,643 TOTAL shares, representing 3.55% of the Company’s share capital and 6.94% of the voting rights that could be exercised at a shareholders’ meeting on that date.

Capital increase reserved for employees

The shareholders’ meeting held on May 11, 2007 delegated to the Board of Directors the authority to undertake, in one or several steps, and within a maximum of 26 months, a capital increase reserved for the employees participating in a savings plan. Pursuant to this delegation of authority, the number of shares to be issued cannot exceed 1.5% of the capital stock on the day of the meeting of the Board that decided on the issue. The capital stock issued will be counted against the overall ceiling for the capital increase that could be authorized under the same delegation of authority granted by the shareholders’ meeting held on May 11, 2007 to the Board when capital is increased through ordinary share issues or through any marketable security linked to the capital that maintains preferential subscription rights (4 B€ of par value). This delegation of authority has cancelled and replaced, for the unused part, the one granted by the shareholders’ meeting of May 17, 2005.

Pursuant to this delegation of authority, the Board of Directors decided on November 6, 2007 to proceed with a capital increase of a maximum of 12 million shares with a subscription price of 44.40 euros per share reserved for TOTAL employees, bearing dividends as of January 1, 2007. In accordance with Article 14 of the French Autorité des marchés financiers (AMF) instruction No. 2005-11 as of December 13, 2005 regarding the information to be disclosed in case of a capital increase operation, TOTAL S.A. released on January 16, 2008 on its website and filed with the AMF, a press release which specified the terms of the offering. The offering was opened to the employees of TOTAL S.A. and to the employees of its French and foreign subsidiaries in which TOTAL S.A. holds directly or indirectly 50% at least of the capital, who are participants in the TOTAL Group Savings Plan (PEG-A) and for which local regulatory approval was obtained. The offering was also open to former employees of TOTAL S.A. and its French subsidiaries who have retired and still have holdings in TOTAL employee savings plans. Subscription was open from March 10, 2008 through March 28, 2008.

Shares held by Directors and Executive Officers

On December 31, 2007, based upon information from the members of the Board and the share registrar, the members of the Board and the Executive Officers of the Group (Management Committee and Treasurer) held a total of less than 0.5% of the Company’s shares:

•	Members of the Board of Directors (including the Chairman and the Chief Executive Officer): 661,648 shares.
•	Chairman of the Board of Directors: 484,576 shares.
•	Chief Executive Officer: 82,200 shares and 35,927 shares in collective investment plans (FCPE) invested in TOTAL shares.
•	Management Committee and Treasurer (including the Chief Executive Officer): 1,067,425 shares.

By decision of the Board of Directors:

•	The Chairman and Chief Executive Officer are required to hold a number of shares of the Company equal in value to two years of the fixed portion of their annual compensation.
•

Members of the Executive Committe are required to hold a number of shares of the Company equal in value to two years of the fixed portion of their annual compensation. These shares have to be acquired within three years of the appointment to the Executive Committee.

The number of TOTAL shares to be considered includes:

•	Directly held shares, whether or not they are subject to transfer restrictions; and
•	Shares in collective investment plans (FCPE) invested in TOTAL shares.

Summary of transactions in the Company’s securities

The following table presents transactions, of which the Company has been informed, in the Company’s shares or related financial instruments carried out in 2007 by the individuals concerned under paragraphs a) through c) of Article L. 621-18-2 of the French Monetary and Financial Code.

Year 2007

		Purchases	Subscriptions	Sales	Swaps
Thierry Desmarest(a)	TOTAL shares	136,532.00	62,476.00	182,532.00
	Shares in collective investment plans (FCPE), and other related financial instruments(b)
Christophe de Margerie(a)	TOTAL shares	60,844.00		32,300.00
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	637.44	1,882.05
Michel Bénézit(a)	TOTAL shares	44,620.00	6,100.00	31,732.00
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	7.07	10.40	75.60
Daniel Boeuf(a)	TOTAL shares		732.00
	Shares in collective investment plans (FCPE), and other related financial instruments(b)
Robert Castaigne(a)	TOTAL shares	72,500.00		64,000.00
	Shares in collective investment plans (FCPE), and other related financial instruments(b)
François Cornélis(a)	TOTAL shares	100,000.00		100,000.00
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	253.75	248.47
Yves-Louis Darricarrère(a)	TOTAL shares	8,116.00		11,116.00
	Shares in collective investment plans (FCPE), and other related financial instruments(b)
Jean-Jacques Guilbaud(a)	TOTAL shares	40,648.00		40,648.00
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	46.27	500.91
Bruno Weymuller(a)	TOTAL shares
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	245.19	284.15

(a)	Including the related persons in the meaning of the provisions of the Article R. 621-43-1 of the French Monetary and Financial Code.
(b)	Collective investment plans (FCPE) primarily investing in Company shares.

Stock options and restricted share grants

Award policy

Stock options and restricted share grants concern only shares of TOTAL S.A. No options for or restricted grants of shares of any of the Group’s listed subsidiaries are awarded.

All plans are approved by the Board of Directors, based on recommendations by the Compensation Committee. For each plan, the committee proposes a list of the beneficiaries and the number of options or restricted shares granted to each beneficiary. The Board of Directors then gives final approval for this list.

Stock options have a term of eight years, with an exercise price set at the average of the opening share prices during the 20 trading days prior to the award date, without any discount being applied. For the option plans established after 2002, options may only be exercised after an initial two-year period and the shares issued upon exercise may not be transferred prior to the termination of an additional two-year holding period. For the option plan established in 2007, the transfer or conversion to bearer shares of shares issued from the exercise of stock options, for the beneficiaries of an employment contract with a non-French subsidiary as of July 17, 2007, can take place after the termination of the initial two-year period.

Restricted share grants become final after a two-year vesting period, subject to certain pre-defined conditions, set by the Board acting upon recommendations from the Compensation Committee, related to the return on equity of the Group, based on the Group’s consolidated accounts, in the fiscal year preceding the year of final attribution. At the end of this vesting period, and subject to these performance conditions, the restricted share grants become final. However, these shares may not be transferred prior to the end of an additional two-year holding period.

The grant of these options or restricted shares is used to complement, based upon individual performance assessments at the time of each plan, the Group-wide policy of developing employee shareholding (including saving plans, and capital increases reserved for employees every two years) which allows employees to be more closely associated with the financial and share price performance of TOTAL.

In addition, performance indicators used under the June 30, 2006 profit-sharing agreements for employees of ten Group companies, when permitted by local legislation, link amounts available for profit sharing to the performance of the Group as a whole.

Grants to the officers responsible for managing the Company and executive officers

Pursuant to the requirements introduced by French law 2006-1770 of December 30, 2006 to Article L. 225-185 of the French Commercial Code, the Board of Directors decided on July 17, 2007 that the Chairman of the Board and the Chief Executive Officer will have to hold 50% of the acquisition gains net of tax and related contributions resulting from the exercise of stock options of the 2007 plan in TOTAL registered shares. Once the Chairman and the Chief Executive Officer hold a number of shares (including shares or collective investment plans (fonds communs de placement) invested in Company securities) larger than five times their then-current gross annual fixed base salary, this percentage will be brought to 10%. If this condition is not fulfilled, the previously mentioned 50% holding obligation will be applicable.

The Chairman of TOTAL S.A. was not granted any restricted shares under the 2005, 2006 and 2007 plans. The Chief Executive Officer was not granted any restricted shares under the 2006 and 2007 plans.

Furthermore, at its July 17, 2007 meeting, the Board of Directors decided that for each beneficiary of more than 25,000 stock options, the final award of a portion of these options, after a vesting period, will be subject to a performance condition based on the return on equity of the Group, calculated on the consolidated accounts for 2008.

TOTAL stock options

The following table gives a breakdown of stock options awarded by category of beneficiaries (executive officers, senior managers and other employees) for the plans in effect during 2007.

		Number of beneficiaries	Number of options awarded(g)	Percentage		Average number of options per beneficiary(g)
1999 Plan(a):
Stock purchase options	Executive Officers(f)	19	279,000	18.6%		14,684
(Decision of the Board on June 15, 1999; exercise price: 113.00 euros; discount: 4.74%; exercise price after May 24, 2006: 27.86 euros(g))	Senior managers Other employees	215 1,351	517,000 703,767	34.5 46.9	% %	2,405 521
	Total	1,585	1,499,767	100%		946

2000 Plan(b)(e):
Stock purchase options	Executive Officers(f)	24	246,200	10.2%		10,258
(Decision of the Board on July 11, 2000; exercise price: 162.70 euros; discount: 0.0%; exercise price after May 24, 2006: 40.11 euros(g))	Senior managers Other employees	298 2,740	660,700 1,518,745	27.2 62.6	% %	2,217 554
	Total	3,062	2,425,645	100%		792

2001 Plan(c)(e):
Stock purchase options	Executive Officers(f)	21	295,350	11.0%		14,064
(Decision of the Board on July 10, 2001; exercise price: 168.20 euros; discount: 0.0%; exercise price after May 24, 2006: 41.47 euros(g))	Senior managers Other employees	281 3,318	648,950 1,749,075	24.1 64.9	% %	2,309 527
	Total	3,620	2,693,375	100%		744

2002 Plan(d)(e):
Stock purchase options	Executive Officers(f)	28	333,600	11.6%		11,914
(Decision of the Board on July 9, 2002; exercise price: 158.30 euros; discount: 0.0%; exercise price after May 24, 2006: 39.03 euros(g))	Senior managers Other employees	299 3,537	732,500 1,804,750	25.5 62.9	% %	2,450 510
	Total	3,864	2,870,850	100%		743

2003 Plan(d)(e):
Stock subscription options	Executive Officers(f)	28	356,500	12.2%		12,732
(Decision of the Board on July 16, 2003; exercise price: 133.20 euros; discount: 0.0%; exercise price after May 24, 2006: 32.84 euros(g))	Senior managers Other employees	319 3,603	749,206 1,829,600	25.5 62.3	% %	2,349 508
	Total	3,950	2,935,306	100%		743

2004 Plan(d):
Stock subscription options	Executive Officers(f)	30	423,500	12.6%		14,117
(Decision of the Board on July 20, 2004; exercise price: 159.40 euros; discount: 0.0%; exercise price after May 24, 2006: 39.30 euros(g))	Senior managers Other employees	319 3,997	902,400 2,039,730	26.8 60.6	% %	2,829 510
	Total	4,346	3,365,630	100%		774
2005 Plan(d):
Stock subscription options	Executive Officers(f)	30	370,040	24.3%		12,335
(Decision of the Board on July 19, 2005; exercise price: 198.90 euros; discount: 0.0%; exercise price after May 24, 2006: 49.04 euros(g))	Senior managers Other employees	330 2,361	574,140 581,940	37.6 38.1	% %	1,740 246
	Total	2,721	1,526,120	100%		561
2006 Plan(d):
Stock subscription options	Executive Officers(f)	28	1,447,000	25.3%		51,679
(Decision of the Board on July 18, 2006; exercise price: 50.60 euros; discount: 0.0%)	Senior managers Other employees	304 2,253	2,120,640 2,159,600	37.0 37.7	% %	6,976 959
	Total	2,585	5,727,240	100%		2,216
2007 Plan(i):
Stock subscription options	Executive Officers(f)(h)	27	1,329,360	22.8%		49,236
(Decision of the Board on July 17, 2007; exercise price: 60.10 euros; discount: 0.0%)	Senior managers Other employees	298 2,401	2,162,270 2,335,600	37.1 40.1	% %	7,256 973
	Total	2,726	5,827,230	100%		2,138

(a)	Options are exercisable after a five-year vesting period from the date of the Board meeting awarding the options and expire eight years after this date.
(b)	Options are exercisable after a four-year vesting period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during the five-year period from the date of the Board meeting awarding the options.
(c)	Options are exercisable after January 1, 2005 and expire eight years after the date of the Board meeting awarding the options. The underlying shares may not be transferred during the four-year period from the date of the Board meeting awarding the options.
(d)	Options are exercisable after a two-year vesting period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during the four-year period from the date of the Board meeting awarding the options.
(e)	Certain employees of the Elf Aquitaine group in 1998 also benefited in 2000, 2001, 2002 and 2003 from the vesting of Elf Aquitaine options awarded in 1998 subject to performance conditions related to the Elf Aquitaine group from 1998 to 2002. These Elf Aquitaine plans expired on March 31, 2005.
(f)	Members of the Management Committee and the Treasurer as of the date of the Board meeting awarding the options.
(g)	To reflect the spin-off of Arkema, pursuant to Articles 174-9, 174-12 and 174-13 of Decree number 67-236 of March 23, 1967 effective at that time and as of the date of the shareholders’ meeting on May 12, 2006, at its meeting of March 14, 2006 the Board of Directors resolved to adjust the rights of holders of TOTAL stock options. For each plan and each holder, the exercise prices for TOTAL stock options were multiplied by 0.986147 and the number of unexercised stock options was multiplied by 1.014048 (and then rounded up), effective as of May 24, 2006. Additionally, to reflect the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006, the exercise price for stock options was divided by four and the number of unexercised stock options was multiplied by four. The presentation in this table of the number of options initially awarded has not been adjusted to reflect the four-for-one stock split.
(h)	The Chairman of the Board, not being a member of the Management Committee as of July 17, 2007, is not included in the Executive Officers. The Chairman was granted 110,000 options by the July 17, 2007 Board meeting.
(i)	Options are exercisable after a two-year vesting period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during the four-year period from the date of the Board meeting awarding the options. The four-year transfer restriction period does not apply to employees of non-French subsidiaries as of July 17, 2007, who may transfer the underlying shares after July 18, 2009.

TOTAL STOCK OPTIONS AS OF DECEMBER 31, 2007

	1999 Plan	2000 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	Total
Type of options	Purchase options	Purchase options	Purchase options	Purchase options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options
Date of the shareholders’ meeting	May 21, 1997	May 21, 1997	May 17, 2001	May 17, 2001	May 17, 2001	May 14, 2004	May 14, 2004	May 14, 2004	May 11, 2007
Date of the Board of Directors meeting	June 15, 1999	July 11, 2000	July 10, 2001	July 9, 2002	July 16, 2003	July 20, 2004	July 19, 2005	July 18, 2006	July 17, 2007
Total number of options granted, including(a):	5,999,068	9,702,580	10,773,500	11,483,400	11,741,224	13,462,520	6,104,480	5,727,240	5,937,230	80,931,242
• Directors(b)	160,000	200,000	300,000	240,000	240,000	240,000	240,720	400,720	310,840	2,332,280
• Ten highest employees grantees(c)	688,000	552,000	664,000	706,000	700,000	816,000	736,000	633,000	636,000	6,131,000
Adjustments related to the spin-off of Arkema(d)	25,772	84,308	113,704	165,672	163,180	196,448	90,280	—	—	839,364
Date as of which the options may be exercised	June 16, 2004 (e)	July 12, 2004 (f)	January 1, 2005	July 10, 2004	July 17, 2005	July 21, 2006	July 20, 2007	July 19, 2008	July 18, 2009
Expiration date	June 15, 2007	July 11, 2008	July 10, 2009	July 9, 2010	July 16, 2011	July 20, 2012	July 19, 2013	July 18, 2014	July 17, 2015
Exercise price (in euros)(g)	27.86	40.11	41.47	39.03	32.84	39.30	49.04	50.60	60.10
Number of options:
• Existing as of January 1, 2007	1,370,424	4,928,505	6,861,285	9,280,716	10,608,590	13,430,372	6,275,757	5,726,160	—	58,481,809
• Granted in 2007	—	—	—	—	—	—	—	—	5,937,230	5,937,230
• Cancelled in 2007	(138,023)	(3,452)	(7,316)	(7,104)	(22,138)	(20,093)	(11,524)	(13,180)	(17,125)	(239,955)
• Exercised in 2007	(1,232,401)	(1,782,865)	(1,703,711)	(2,210,429)	(2,218,074)	(213,043)	(20,795)	(1,920)	—	(9,383,238)
• Existing as of December 31, 2007	—	3,142,188	5,150,258	7,063,183	8,368,378	13,197,236	6,243,438	5,711,060	5,920,105	54,795,846

(a)	The number of options awarded up to May 23, 2006 has been multiplied by four to take into account the four-for-one stock split approved by TOTAL’s shareholders’ meeting on May 12, 2006.
(b)	Options awarded to employees of the Group serving on the Board at the time of award. For the 2007 plan, options awarded to Messrs. Thierry Desmarest, Chairman of the Board of Directors of TOTAL S.A., Christophe de Margerie, Chief Executive Officer of TOTAL S.A. and Daniel Boeuf, the director representing employee shareholders. For the 2006 plan, options awarded to Messrs. Desmarest, de Margerie and Boeuf.
(c)	Employees of TOTAL S.A. and any company in the Group who were not directors of TOTAL S.A. at the time of award.
(d)	Adjustments approved by the Board on March 14, 2006 pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 dated March 23, 1967 in effect at the time of the Board meeting as well as at the time of the shareholders’ meeting of TOTAL S.A. on May 12, 2006, related to the spin-off of Arkema. The adjustments were made on May 22, 2006 and became effective on May 24, 2006.
(e)	January 1, 2003 for employees under contract with a subsidiary incorporated outside of France.
(f)	January 1, 2004 for employees under contract with a subsidiary incorporated outside of France.
(g)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from outstanding plans was divided by four. In addition, to take into account the Arkema spin-off, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006.

TOTAL STOCK OPTIONS AWARDED TO EXECUTIVE OFFICERS (MANAGEMENT COMMITTEE AND TREASURER AS OF DECEMBER 31, 2007)

	1999 Plan	2000 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan		Total
Type of options	Purchase options	Purchase options	Purchase options	Purchase options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options
Expiration date	June 15, 2007	July 11, 2008	July 10, 2009	July 9, 2010	July 16, 2011	July 20, 2012	July 19, 2013	July 18, 2014	July 17, 2015
Exercise price (in euros)(a)	27.86	40.11	41.47	39.03	32.84	39.30	49.04	50.60	60.10
Options granted by the Board(b)	528,000	605,000	726,200	827,200	933,104	1,172,000	1,014,400	1,152,680	1,343,120		8,301,704
Adjustments related to the spin-off of Arkema(c)	2,260	5,112	6,864	11,688	11,964	16,524	14,180	—	—		68,592
Existing options as of January 1, 2007	153,426	348,460	471,592	662,432	773,260	1,188,524	1,028,708	1,152,680	—		5,779,082
Options granted in 2007	—	—	—	—	—	—	—	—	1,343,120	(d)	1,343,120
Options exercised in 2007	(153,426)	(136,344)	(38,553)	(147,624)	(180,612)	(9,000)	—	—	—		(665,559)
Existing options as of December 31, 2007	—	212,116	433,039	514,808	592,648	1,179,524	1,028,708	1,152,680	1,343,120		6,456,643

(a)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from outstanding plans was divided by four. In addition, to take into account the Arkema spin-off, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006.
(b)	The number of options awarded before May 23, 2006 has been multiplied by four to take into account the four-for-one stock split approved by TOTAL’s shareholders’ meeting on May 12, 2006.
(c)	Adjustments approved by the Board on March 14, 2006 pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67- 236 dated March 23, 1967 in effect at the time of the Board meeting as well as at the time of the shareholders’ meeting of TOTAL S.A. on May 12, 2006, related to the spin-off of Arkema. The adjustments were made on May 22, 2006 and became effective on May 24, 2006.
(d)	The number of options awarded in 2007 to executive officers, having this title as of December 31, 2007, does not match the amount shown in the preceding table, due to the appointment of a new Management Committee member after the date the Board approved the stock option plan.

Certain executive officers of TOTAL as of December 31, 2007 who were previously with the Elf Aquitaine group hold Elf Aquitaine options that, upon exercise, benefit from exchange rights for TOTAL shares based upon the exchange ratio used in the public tender offer of TOTAL for Elf Aquitaine in 1999, adjusted on May 22, 2006 to six TOTAL shares for each Elf Aquitaine share in order to take into account the Arkema spin-off and the four-for-one stock split.

Furthermore, at its July 17, 2007 meeting, the Board of Directors decided that for each beneficiary of more than 25,000 stock options, part of these options will definitely be awarded following the vesting period under a performance condition.

In 2007, Mr. Daniel Boeuf, the director of TOTAL S.A. representing employee shareholders, exercised the 732 options he was awarded by the Board meeting of July 19, 2005 and was awarded 840 options by the Board meeting of July 17, 2007.

TOTAL STOCK OPTIONS AWARDED TO MR. THIERRY DESMAREST,

CHAIRMAN OF THE BOARD OF TOTAL S.A.

	1999 Plan	2000 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	Total
Type of options	Purchase options	Purchase options	Purchase options	Purchase options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options
Expiration date	June 15 2007	July 11 2008	July 10 2009	July 9 2010	July 16 2011	July 20 2012	July 19 2013	July 18 2014	July 17 2015
Exercise price (in euros)(a)	27.86	40.11	41.47	39.03	32.84	39.30	49.04	50.60	60.10
Options granted by the Board(b)	160,000	200,000	300,000	240,000	240,000	240,000	240,000	240,000	110,000	1,970,000
Adjustments related to the spin-off of Arkema(c)	—	—	2,532	3,372	2,476	3,372	3,372	—	—	15,124
Existing options as of January 1, 2007	—	—	102,532	243,372	62,476	243,372	243,372	240,000	—	1,135,124
Options awarded in 2007	—	—	—	—	—	—	—	—	110,000	110,000
Options exercised in 2007	—	—	(102,532)	(34,000)	(62,476)	—	—	—	—	(199,008)
Existing options as of December 31, 2007	—	—	—	209,372	—	243,372	243,372	240,000	110,000	1,046,116

(a)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from outstanding plans was divided by four. In addition, to take into account the Arkema spin-off, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006.
(b)	The number of options awarded before May 23, 2006 has been multiplied by four to take into account the four-for-one stock split approved by TOTAL’s shareholders’ meeting on May 12, 2006.
(c)	Adjustments approved by the Board on March 14, 2006 pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 dated March 23, 1967 in effect at the time of the Board meeting as well as at the time of the shareholders’ meeting of TOTAL S.A. on May 12, 2006, related to the spin-off of Arkema. The adjustments were made on May 22, 2006 and became effective on May 24, 2006.

At the date of the award, the value of the stock options awarded to the Chairman under the 2007 plan, calculated using the Black-Scholes model based on the assumptions used for the consolidated accounts (see Note 25 to the Consolidated Financial Statements), amounted to 1,529,000 euros. If these options were to be exercised, the corresponding shares would represent 0.0045%(1) of the potential share capital of the Company as of December 31, 2007. The Board has conditioned the award of these options to the Chairman of the Board on the fulfillment of a performance condition.

(1)	Out of a total potential share capital of 2,436,660,186 shares, including 2,395,532,097 existing shares as of December 31, 2007, 40,286,313 new shares which could be issued through the exercise of stock options awarded by the Company, and 841,776 new shares which could be issued through the exercise of Elf Aquitaine options that benefit from exchange rights for TOTAL shares.

TOTAL STOCK OPTIONS AWARDED TO MR. CHRISTOPHE DE MARGERIE,

CHIEF EXECUTIVE OFFICER OF TOTAL S.A.

	1999 Plan	2000 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	Total
Type of options	Purchase options	Purchase options	Purchase options	Purchase options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options
Expiration date	June 15 2007	July 11 2008	July 10 2009	July 9 2010	July 16 2011	July 20 2012	July 19 2013	July 18 2014	July 17 2015
Exercise price (in euros)a)	27.86	40.11	41.47	39.03	32.84	39.30	49.04	50.60	60.10
Options granted by the Board(b)	60,000	72,000	88,000	112,000	112,000	128,000	130,000	160,000	200,000	1,062,000
Adjustments related to the spin-off of Arkema(c)	844	1,012	1,240	1,576	1,576	1,800	1,828	—	—	9,876
Existing options as of January 1, 2007	60,844	73,012	89,240	113,576	113,576	129,800	131,828	160,000	—	871,876
Options awarded in 2007	—	—	—	—	—	—	—	—	200,000	200,000
Options exercised in 2007	(60,844)	—	—	—	—	—	—	—	—	(60,844)
Existing options as of December 31, 2007	—	73,012	89,240	113,576	113,576	129,800	131,828	160,000	200,000	1,011,032

(a)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from outstanding plans was divided by four. In addition, to take into account the Arkema spin-off, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006.
(b)	The number of options awarded before May 23, 2006 has been multiplied by four to take into account the four-for-one stock split approved by TOTAL’s shareholders’ meeting on May 12, 2006.
(c)	Adjustments approved by the Board on March 14, 2006 pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 dated March 23, 1967 in effect at the time of the Board meeting as well as at the time of the shareholders’ meeting of TOTAL S.A. on May 12, 2006, related to the spin-off of Arkema. The adjustments were made on May 22, 2006 and became effective on May 24, 2006.

At the date of the award, the value of the stock options awarded to the Chief Executive Officer under the 2007 Plan, calculated using the Black-Scholes model based on the assumptions used for the consolidated accounts (see Note 25 to the Consolidated Financial Statements), amounted to 2,780,000 euros. If these options were to be exercised, the corresponding shares would represent 0.0082%(1) of the potential share capital of the Company as of December 31, 2007. The Board has conditioned the award of these options to the Chief Executive Officer on the fulfillment of a performance condition.

(1)	Out of a total potential share capital of 2,436,660,186 shares, including 2,395,532,097 existing shares as of December 31, 2007, 40,286,313 new shares which could be issued through the exercise of stock options awarded by the Company, and 841,776 new shares which could be issued through the exercise of Elf Aquitaine options that benefit from exchange rights for TOTAL shares.

STOCK OPTIONS AWARDED TO THE TEN EMPLOYEES (OTHER THAN EXECUTIVE DIRECTORS) RECEIVING THE LARGEST AWARDS/STOCK OPTIONS EXERCISED BY THE TEN EMPLOYEES (OTHER THAN EXECUTIVE DIRECTORS) EXERCISING THE LARGEST NUMBER OF OPTIONS

	Total number of options awarded/options exercised	Exercise price (in euros)(a)		Date of the Board meeting awarding the options	Expiration Date
Options awarded in 2007 to the ten employees of TOTAL S.A., or any company in the Group, receiving the largest number of options	701,000	60.10		July 17, 2007	July 17, 2015
Options exercised in 2007 by the ten employees of TOTAL S.A., or any company in the Group, exercising the largest number of options	31,208	27.86		June 15, 1999	June 15, 2007
	257,072	40.11		July 11, 2000	July 11, 2008
	85,192	41.47		July 10, 2001	July 10, 2009
	85,188	39.03		July 9, 2002	July 9, 2010
	118,503	32.84		July 16, 2003	July 16, 2011
	577,163	38.00	(b)

(a)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from plans then-current has been divided by four. In addition, to take into account the Arkema spin-off, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006.
(b)	Weighted-average price.

TOTAL restricted share grants

The following table gives a breakdown of restricted share grants by category of grantee (executive officers, senior managers and other employees).

		Number of grantees	Number of restricted shares granted(a)	Percentage	Average number of restricted share per grantee
2005 Plan(b)	Executive officers(e)	29	13,692	2.4%	472
(Decision of the Board on July 19, 2005)	Senior managers	330	74,512	13.1%	226
	Other employees(f)	6,956	481,926	84.5%	69
	Total	7,315	570,130	100%	78
2006 Plan(c)	Executive officers(e)	26	49,200	2.2%	1,892
(Decision of the Board on July 18, 2006)	Senior managers	304	273,832	12.0%	901
	Other employees(f)	7,509	1,952,332	85.8%	260
	Total	7,839	2,275,364	100%	290
2007 Plan(d)	Executive officers(e)	26	48,928	2.1%	1,882
(Decision of the Board on July 17, 2007)	Senior managers	297	272,128	11.5%	916
	Other employees(f)	8,291	2,045,309	86.4%	247
	Total	8,614	2,366,365	100%	275

(a)	The number of restricted shares granted shown in this table has not been recalculated to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(b)	Grant approved by the Board on July 19, 2005 pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. Grants of these restricted shares, which the Company purchased on the market in 2005, became final after a two-year vesting period (acquisition of the right to restricted shares) on July 20, 2007 and after fulfilling the performance condition that stated that the number of restricted shares finally granted would be based on the Return On Equity (ROE) of the Group, which is calculated on the consolidated accounts published by TOTAL and related to the fiscal year 2006. The Board of Directors on May 3, 2007 noticed that the acquisition rate, linked to the performance condition, amounted to 100%. Moreover, the transfer of the restricted shares will not be permitted between the date of final grant and the end of a two-year mandatory holding period, on July 20, 2009. To provide for the eventual final grant of these restricted shares, the Company purchased 574,000 previously issued shares, par value 10 euros per share, on the market at an average price of 206.49 euros per share, par value 10 euros per share, the equivalent of an average price of 51.62 euros per share, par value 2.50 euros per share.
(c)	Grant approved by the Board on July 18, 2006 pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. Grants of these restricted shares, which the Company purchased on the market in 2006, will become final, subject to performance conditions, on July 19, 2008, after a two-year vesting period. Under these performance conditions, the final number of restricted shares granted will be calculated according to the return on average capital employed, based on the accounts published by the Group for the financial year, in this case 2007, preceding the year of final grant. The restricted shares finally granted are then subject to a two-year holding period, in this case ending on July 19, 2010. To provide for the eventual final grant of these restricted shares, the Company purchased 2,295,684 shares on the market at an average price of 51.91 euros per share.
(d)	Grant approved by the Board on July 17, 2007 pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. Grants of these restricted shares, which the Company purchased on the market in 2007, will become final, subject to performance conditions, on July 18, 2009, after a two-year vesting period. Under these performance conditions, the final number of restricted shares granted will be calculated according to the return on average capital employed, based on the accounts published by the Group for the financial year, in this case 2008, preceding the year of final grant. The restricted shares finally granted are then subject to a two-year holding period, in this case ending on July 18, 2011. To provide for the eventual final grant of these restricted shares, the Company purchased 2,387,355 shares on the market at an average price of 61.49 euros per share.
(e)	Members of the Management Committee and the Treasurer as of the date of the Board meeting granting the restricted shares. The Chairman of the Board and the Chief Executive Officer were not granted restricted shares under the 2007 Plan.
(f)	Mr. Daniel Boeuf, the director of TOTAL S.A. representing employee shareholders, was granted 416 restricted shares by the July 19, 2005 Board meeting, 416 restricted shares by the July 18, 2006 Board meeting and 432 restricted shares by the July 17, 2007 Board meeting.

RESTRICTED SHARE PLANS AS OF DECEMBER 31, 2007

	2005 Plan(a)(b)	2006 Plan(c)		2007 Plan(d)
Date of the shareholders’ meeting	May 17, 2005	May 17, 2005		May 17, 2005
Date of the Board meeting approving the restricted share grants	July 19, 2005	July 18, 2006		July 17, 2007
Closing share price on the date of the Board meeting (in euros)(e)	52.13	50.40		61.62
Average repurchase price per share paid by the Company (in euros)	51.62	51.91		61.49
Total number of restricted shares granted, of which	2,280,520	2,275,364		2,366,365
• Directors(f)	416	416		432
• Ten employees with largest grants(g)	20,000	20,000		20,000
Start of the vesting period	July 19, 2005	July 18, 2006		July 17, 2007
Date of final grant, subject to specified condition (end of the vesting period)	July 20, 2007	July 19, 2008		July 18, 2009
Transfer possible from (end of the holding period)	July 20, 2009	July 19, 2010		July 18, 2011
Number of restricted shares:
• Outstanding as of January 1, 2007	2,267,096	2,272,296		—
• Granted in 2007	—	—		2,366,365
• Cancelled in 2007	(38,088)	(6,212)		(2,020)
• Finally granted in 2007	(2,229,008)	(2,128	)h)	(1,288	)(h)
• Outstanding as of December 31,2007	—	2,263,956		2,363,057

(a)	Grant approved by the Board on July 19, 2005 pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. Grants of these restricted shares, which the Company purchased on the market in 2005, became final after a two-year vesting period (acquisition of the right to restricted shares) on July 20, 2007 and after fulfilling the performance condition that stated that the number of restricted shares finally granted would be based on the Return On Equity (ROE) of the Group, which is calculated on the consolidated accounts published by TOTAL and related to the fiscal year 2006. The Board of Directors on May 3, 2007 noticed that the acquisition rate, linked to the performance condition, amounted to 100%. Moreover, the transfer of the restricted shares will not be permitted between the date of final grant and the end of a two-year mandatory holding period, on July 20, 2009. To provide for the eventual final grant of these restricted shares, the Company purchased 574,000 previously issued shares, par value 10 euros per share, on the market at an average price of 206.49 euros per share, par value 10 euros per share, the equivalent of an average price of 51.62 euros per share, par value 2.50 euros per share.
(b)	The number of restricted shares granted has been multiplied by four to take into account the four-for-one stock split approved by TOTAL’s shareholders’ meeting on May 12, 2006.
(c)	Grant approved by the Board on July 18, 2006 pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. Grants of these restricted shares, which the Company purchased on the market in 2006, will become final, subject to performance conditions, on July 19, 2008, after a two-year vesting period. Under these performance conditions, the final number of restricted shares granted will be calculated according to the return on average capital employed, based on the accounts published by the Group for the financial year, in this case 2007, preceding the year of final grant. The restricted shares finally granted are then subject to a two-year holding period, in this case ending on July 19, 2010. To provide for the eventual final grant of these restricted shares, the Company purchased 2,295,684 shares on the market at an average price of 51.91 euros per share.
(d)	Grant approved by the Board on July 17, 2007 pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. Grants of these restricted shares, which the Company purchased on the market in 2007, will become final, subject to performance conditions, on July 18, 2009, after a two-year vesting period. Under these performance conditions, the final number of restricted shares granted will be calculated according to the return on average capital employed, based on the accounts published by the Group for the financial year, in this case 2008, preceding the year of final grant. The restricted shares finally granted are then subject to a two-year holding period, in this case ending on July 18, 2011. To provide for the eventual final grant of these restricted shares, the Company purchased 2,387,355 shares on the market at an average price of 61.49 euros per share.
(e)	The closing price for TOTAL shares on July 19, 2005 (208.50 euros) has been divided by four in order to take into account the four-for-one stock split. The average repurchase price per share in 2005 (206.49 euros) has also been divided by four.
(f)	The Chairman of the Board was not granted restricted shares decided by the Board meetings of July 19, 2005, July 18, 2006 and July 17, 2007. Furthermore, the Chief Executive Officer was not granted restricted shares decided by the Board meetings of July 18, 2006 and July 17, 2007. The Chief Executive Officer was finally granted on July 20, 2007 the 2,000 restricted shares he had been granted by the Board meeting of July 19, 2005, date at which he was not a director of TOTAL S.A. Mr. Daniel Boeuf, the director of TOTAL S.A. representing employee shareholders, was finally granted on July 20, 2007 the 416 shares he had been granted by the July 19, 2005 Board meeting, and was granted 432 restricted shares by the July 17, 2007 Board meeting.
(g)	Employees of TOTAL S.A., or of any Group company, who were not directors of TOTAL S.A. as of the date of grant.
(h)	Final grants following the death of the beneficiary.

RESTRICTED SHARE GRANTS TO THE TEN EMPLOYEES (OTHER THAN EXECUTIVE DIRECTORS) RECEIVING THE LARGEST AMOUNT OF GRANTS/RESTRICTED SHARES FINALLY GRANTED TO THE TEN EMPLOYEES (OTHER THAN EXECUTIVE DIRECTORS AT THE TIME) RECEIVING THE MOST SHARES

	Restricted share grants / Shares finally granted	Date of the Board meeting deciding the restricted share grants	Date of the final grant	End of the holding period
TOTAL restricted share grants decided by the TOTAL S.A. Board meeting of July 17, 2007 to the ten employees (other than executive directors) receiving the largest amount of grants(a)	20,000	July 17, 2007	July 18, 2009	July 18, 2011
TOTAL restricted shares finally granted in 2007, following the decision by the TOTAL S.A. Board meeting of July 19, 2005, to the ten employees (other than executive directors at the time) receiving the largest amount of shares(b)	20,000	July 19, 2005	July 20, 2007	July 20, 2009

(a)	Grant approved by the Board on July 17, 2007 pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. Grants of these restricted shares, which the Company purchased on the market in 2007, will become final, subject to performance conditions, on July 18, 2009, after a two-year vesting period. Under these performance conditions, the final number of restricted shares granted will be calculated according to the return on average capital employed, based on the accounts published by the Group for the financial year, in this case 2008, preceding the year of final grant. The restricted shares finally granted are then subject to a two-year holding period, in this case ending on July 18, 2011. To provide for the eventual final grant of these restricted shares, the Company purchased 2,387,355 shares on the market at an average price of 61.49 euros per share.
(b)	Grant approved by the Board on July 19, 2005 pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. Grants of these restricted shares, which the Company purchased on the market in 2005, became final after a two-year vesting period (acquisition of the right to restricted shares) on July 20, 2007 and after fulfilling the performance condition that stated that the number of restricted shares finally granted would be based on the Return On Equity (ROE) of the Group, which is calculated on the consolidated accounts published by TOTAL and related to the fiscal year 2006. The Board of Directors on May 3, 2007 noticed that the acquisition rate, linked to the performance condition, amounted to 100%. Moreover, the transfer of the restricted shares will not be permitted between the date of final grant and the end of a two-year mandatory holding period, on July 20, 2009. To provide for the eventual final grant of these restricted shares, the Company purchased 574,000 previously issued shares, par value 10 euros per share, on the market at an average price of 206.49 euros per share, par value 10 euros per share, the equivalent of an average price of 51.62 euros per share, par value 2.50 euros per share.

Elf Aquitaine share subscription options

ELF AQUITAINE STOCK OPTIONS OF EXECUTIVE OFFICERS (MEMBERS OF THE MANAGEMENT COMMITTEE AND THE TREASURER AS OF DECEMBER 31, 2007)

Certain executive officers of TOTAL as of December 31, 2007 who were previously with the Elf Aquitaine group hold Elf Aquitaine options that, upon exercise, benefit from exchange rights for TOTAL shares based upon the exchange ratio used in the public tender offer of TOTAL for Elf Aquitaine in 1999.

This exchange ratio was adjusted on May 22, 2006, as described in note (c) to the table below as well as Note 25 to the Consolidated Financial Statements.

Elf Aquitaine stock subscription plan	1999 Plan No.1
Exercise price per Elf Aquitaine share (in euros)(a)	114.76
Expiration date	March 30, 2009
Options awarded	17,130
Adjustments for S.D.A. spin-off(b)	36
Options outstanding as of January 1, 2007	3,967
Options exercised in 2007	(3,267)
Options outstanding as of December 31, 2007	700
Corresponding number of TOTAL shares, as of December 31, 2007, pursuant to the exchange guarantee(c)	4,200

(a)	Exercise price as of May 24, 2006. The exercise price for Elf Aquitaine options was adjusted to take into account the spin-off of S.D.A. (Société de Développement Arkema) by Elf Aquitaine. This adjustment consisted of multiplying the exercise price by 0.992769, effective as of May 24, 2006.
(b)	Adjustments approved by the Board of Elf Aquitaine on March 10, 2006 pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 dated March 23, 1967 in effect at the time of this meeting as well as at the time of the shareholders’ meeting of Elf Aquitaine on May 10, 2006, related to the spin-off of S.D.A. The adjustments were made on May 22, 2006 and became effective on May 24, 2006.
(c)	To take into account the spin-off of S.D.A. by Elf Aquitaine, the spin-off of Arkema by TOTAL S.A. and the four-for-one TOTAL stock split, on March 14, 2006 the Board of TOTAL S.A. approved an adjustment to the exchange ratio used under the exchange guarantee mentioned above. This exchange ratio was adjusted to become six TOTAL shares per each Elf Aquitaine share upon approval of the S.D.A. spin-off by the shareholders’ meeting of Elf Aquitaine on May 10, 2006 and of the Arkema spin-off as well as the four-for-one TOTAL stock split by the shareholders’ meeting of TOTAL S.A. on May 12, 2006.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of February 29, 2008, to the Company’s knowledge, Total Actionnariat France, an employee investment fund, held shares representing 2.7% of the Company’s shares and 5.4% of the voting rights in the Company. In addition, Frère-Bourgeois S.A. (mainly through Compagnie Nationale à Portefeuille) and the Desmarais family indirectly control Groupe Bruxelles Lambert. These parties have declared that, acting in concert, they hold 5.3% of the Company’s shares and 5.4% of the voting rights. Neither Total Actionnariat France, Compagnie Nationale à Portefeuille nor Groupe Bruxelles Lambert has voting rights different from other shareholders of the Company having held their shares in registered form for over two years.

As of March 31, 2008, there were 204,789,586 ADSs outstanding in the United States, representing approximately 8.6% of the total outstanding shares.

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

Related Party Transactions

The Group’s main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in Note 24 to the Consolidated Financial Statements included elsewhere herein.

In the ordinary course of its business, TOTAL enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2006 and ending on March 31, 2008.

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

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004 pursuant to the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of 31 people and injured many others. In addition, certain property in an area of Toulouse was damaged.

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

Nevertheless, the final experts’ report filed on May 11, 2006 continued to focus on the hypothesis of a chemical accident, although this hypothesis was not confirmed during the attempt to reconstruct the accident at the site. After having articulated several hypotheses, the experts no longer maintain that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006. Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

The Court of Appeal of Toulouse rejected all the requests for additional investigations that were submitted by Grande Paroisse, the former site manager and various plaintiffs after the end of the criminal investigation procedure. On July 9, 2007, the investigating judge brought charges against Grande Paroisse and the former site manager before the criminal chamber of the Toulouse Court of Appeal. The hearings before the court are scheduled to take place near the end of 2008 or early in 2009.

Pursuant to applicable French law, Grande Paroisse is presumed to bear sole responsibility for the explosion as long as the cause of the explosion remains unknown. While awaiting the conclusion of the investigation, Grande Paroisse has set up a compensation system for victims. At this stage, the estimate for the compensation of all claims and related expenses amounts to 2.19 B€. This figure exceeds by 1.39 B€ Grande Paroisse’s insurance coverage for legal liability (capped at 0.8 B€).

The provision for potential liability and complementary claims stands at 134 M€ as of December 31, 2007, compared to a provision of 176 M€ as of December 31, 2006.

Antitrust investigations

1)	Following investigations into some commercial practices in the chemicals industry in the United

States, subsidiaries of the Arkema group are involved in several civil liability lawsuits in the United States and Canada for violations of antitrust laws. TOTAL S.A. has been named in certain of these suits as the parent company.

In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anti-competitive practices involving certain products sold by Arkema(1). In January 2005, under one of these investigations, the European Commission fined Arkema France 13.5 M€ and jointly fined Arkema France and Elf Aquitaine 45 M€. Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

The Commission notified Arkema, TOTAL S.A. and Elf Aquitaine of complaints concerning two other product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations. As a result of these proceedings, in May 2006 the European Commission fined Arkema 78.7 M€ and 219.1 M€, respectively. Elf Aquitaine was held jointly and severally liable for, respectively, 65.1 M€ and 181.35 M€ of these fines while TOTAL S.A. was held jointly and severally liable, respectively, for 42 M€ and 140.4 M€. TOTAL S.A., Elf Aquitaine and Arkema have appealed these decisions to the Court of First Instance of the European Union.

No facts have been alleged that would implicate TOTAL S.A. or Elf Aquitaine in the practices questioned in these proceedings and the fines received are based solely on their status as parent companies.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in August 2007 concerning alleged anti-competitive practices related to another line of chemical products. No facts have been alleged that would implicate Elf Aquitaine in the practices under investigation, as Elf Aquitaine has been included based solely on its status as the parent company.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema, as well as TOTAL S.A. and Elf Aquitaine.

(1)	Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A., which became an independent company after being spun off from TOTAL S.A. in May 2006.

2)	As part of the agreement relating to the spin-off of Arkema, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for certain risks related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings.

The guarantee covering the risks related to anticompetition violations in Europe applies to amounts that rise above a 176.5 M€ threshold.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, these guarantees will become void.

On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group companies are required to pay under any of the proceedings covered by these guarantees.

3)	The Group has recorded provisions amounting to 138 M€ in its consolidated accounts as of December 31, 2007 to cover the risks mentioned above.

4)	Moreover, as a result of investigations started by the European Commission in October 2002 concerning certain Refining & Marketing subsidiaries of the Group, TOTAL Nederland N.V. and TOTAL S.A. received a statement of objections in October 2004. These proceedings resulted, in September 2006, in Total Nederland N.V. being fined 20.25 M€ and in Total S.A. being held jointly responsible for 13.5 M€ of this amount, although no facts implicating TOTAL S.A. in the practices under investigation were alleged.

TOTAL S.A. and Total Nederland N.V. have appealed this decision to the Court of First Instance of the European Union.

In addition, in May 2007, Total France and TOTAL S.A. received a statement of objections regarding alleged antitrust practices regarding another product line of the Refining & Marketing branch. No facts have been alleged that implicate TOTAL S.A. in the practices under investigation as the Company has been included based solely on its status as the parent company.

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

As part of a criminal investigation, on February 1, 2006 the investigating judge brought charges against four companies and eleven individuals, including three Group companies and one Group employee.

The case was heard by the Tribunal de grande instance in Paris from February 12 until June 13, 2007. TOTAL S.A. and two of its subsidiaries responsible for shipping were charged with marine pollution and acting as accomplices to the endangerment of human life. An employee of the Group’s shipping department was charged with the same offences and with failure to take action to limit the damage from an accident. Under the judgment issued on January 16, 2008, the court acquitted both of the Group’s subsidiaries and the Group’s employee. The court also acquitted TOTAL S.A. on the charge of acting as an accomplice to the endangerment of human life.

However, the Tribunal de grande instance convicted TOTAL S.A. on the charge of marine pollution, based on its finding that TOTAL S.A. was guilty of negligence in its vetting procedure, and sentenced TOTAL S.A. to pay a fine of 375,000 euros. The court also ordered compensation to be paid to the victims of pollution from the Erika for a total amount of 192 M€, declaring TOTAL S.A. jointly liable for such payments with the Erika’s inspection and classification firm, the owner of the Erika and the Erika’s manager.

TOTAL believes that the finding of negligence and the related conviction for marine pollution are without substance as a matter of fact and as a matter of law. It also considers that this verdict is contrary to the intended aim of enhancing maritime transport safety.

TOTAL has appealed the verdict of January 16, 2008, but has also proposed to pay the civil parties who accept such final payment of the compensation awarded to them by the court.

Buncefield

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot is operated by Hertfordshire Oil Storage Limited (HOSL), a company in which the British subsidiary of TOTAL holds 60% and another oil group holds 40%.

The explosion caused minor injuries to 40 people and caused property damage to the depot and the buildings and homes located nearby. The official independent Investigation Board (supported by the HSE) has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report detailing the circumstances and the exact cause of the explosion has not been released yet. At this stage, responsibility for the explosion has not yet been determined. The hearing before the civil court in respect of unsettled claims is expected to start during the fourth quarter of 2008.

The Group carries insurance against damage to its interests in these facilities, business interruption and claims from third parties under its civil liability and believes that, based on the current information available, this accident should not have a significant impact on its financial position, cash flows or results.

Myanmar

Under the Belgian “universal jurisdiction” laws of June 16, 1993 and February 10, 1999, a complaint was filed in Belgium on April 25, 2002 against the Company, its Chairman and the former president of its subsidiary in Myanmar. These laws were repealed by the Belgian law of August 5, 2003 on “serious violations of international human rights”, which also provided a procedure for terminating certain proceedings that were underway. In this framework, the Belgian Cour de cassation terminated the proceedings against TOTAL in a decision dated June 29, 2005. The plaintiffs’ request to withdraw this decision was rejected by the Cour de cassation on March 28, 2007.

Despite this decision, the Belgian Ministry of Justice asked the Belgian federal prosecutor to request that the investigating judge reopen the case. The Belgian federal prosecutor decided to submit the admissibility of this request to the Court of Appeal of Brussels. In its decision of March 5, 2008, the Court of Appeal confirmed the termination of the proceedings against TOTAL, its Chairman and the former president of its subsidiary, based on the principle of res judicata applying to the Cour de cassation’s June 29, 2005 decision. The plaintiffs have appealed this decision.

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

The claims against the companies named in the class action, which has not yet been officially brought against TOTAL, were dismissed by a federal judge in New York. The plaintiffs have appealed this dismissal. The jurisdiction competent to examine this appeal has not yet been determined.

Iran

In 2003, the SEC issued a non-public formal order directing a private investigation in the matter of certain oil companies (including, among others, TOTAL), in connection with the pursuit of business in Iran. In 2006, a judicial inquiry related to TOTAL was initiated in France. In 2007, the Company’s Chief Executive Officer was placed under formal investigation in relation to this inquiry, as the former President of the Middle East department of the Upstream segment. The inquiry concerns an agreement concluded by the Group that relates to the South Pars gas field and allegations that certain payments made pursuant to this agreement were paid to Iranian officials in connection with contracts entered into between the Group and the National Iranian Oil Company (NIOC). The Company has not been notified of any significant developments in the proceedings since the formal investigation was launched. The Company believes that the negotiation and execution of the agreement did not violate any applicable laws or applicable international conventions. The Company cannot, however, exclude the possibility that additional procedures may be initiated with respect to this matter.

Oil-for-Food Program

Several countries have commenced investigations concerning possible violations related to the United Nations (UN) Oil-for-Food program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of corporate assets and as accessories to the corruption of foreign public agents. The president of the Group’s Exploration & Production division, now Chief Executive Officer of the Company, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the prosecutor’s office. The prosecutor’s office must now submit to the investigating judge its recommendation on whether or not to pursue to case.

The Company believes that its activities related to the Oil-for-Food program have been in compliance with this program, as organized by the UN in 1996.

Blue Rapid and the Russian Olympic Committee

Blue Rapid, a Panamanian company, and the Russian Olympic Committee have filed a claim with the Paris Commercial Court for damages related to Elf Aquitaine’s withdrawl from an exploration and production project in Russia that was negotiated early in the 1990s.

Elf Aquitaine believes this claim is unfounded.

Dividend policy

The Company has paid dividends on its share capital in each year since 1946. Future dividends will depend on the Company’s earnings, financial condition and other factors. The payment and amount of dividends are subject to the recommendation of the Board of Directors and resolution by the Company’s shareholders’ at the annual shareholders’ meeting.

For the 2007 fiscal year, the Board of Directors has proposed a dividend of €2.07 per share. This proposed dividend will be voted on by the shareholders’ meeting to be held on May 16, 2008. An interim dividend of €1.00 per share was paid on November 16, 2007. If approved, the balance of €1.07 per share will be paid on May 23, 2008.

Dividends paid to holders of ADRs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of euro to dollars. See “Taxation” under “Item 10. Additional Information” for a summary of certain U.S. federal and French tax consequences to holders of shares and ADRs.

Significant changes

For a description of significant changes that have occurred since the date of the Company’s Consolidated Financial Statements, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, which include descriptions of certain recent 2008 activities.

ITEM 9. THE OFFER AND LISTING

Markets

The principal trading market for the shares is the Euronext Paris exchange in France. The shares are also listed on Euronext Brussels and the London Stock Exchange.

Offer and listing details

Trading on Euronext Paris

Official trading of listed securities on Euronext Paris, including the shares, is transacted through French investment service providers that are members of Euronext Paris and takes place continuously on each business day in Paris from 9:00 a.m. to 5:30 p.m. (Paris time), with a fixing of the closing price at 5:35 p.m. Euronext Paris may suspend or resume trading in a security listed on Euronext Paris if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris.

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

In France, the shares are included in the principal index published by Euronext Paris (the “CAC 40 Index”). The CAC 40 Index is derived daily by comparing the total market capitalization of 40 stocks traded on Euronext Paris to the total market capitalization of the same stocks on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 Index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indices in France. In the UK, the shares are listed in both the FTSE Eurotop 100 and FTSEurofirst 300 index. As a result of the creation of Euronext, the shares are included in Euronext 100, the index representing Euronext’s blue chip companies based on market capitalization. The shares are also included in the Dow Jones Stoxx 50 and Dow Jones Euro Stoxx 50, blue chip indices comprised of the 50 most highly capitalized and most actively traded equities throughout Europe and within the European Monetary Union, respectively. Since June 2000, the shares have been included in the Dow Jones Global Titans Index which consists of 50 global companies selected based on market capitalization, book value, assets, revenue and earnings.

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

Price per share (€)	High	Low	High adjusted	Low adjusted
2003	36.98	27.63	36.50	27.27
2004	42.95	34.85	42.40	34.40
2005	57.28	39.50	56.54	38.99
2006	58.15	46.52	57.40	46.52
First Quarter	58.15	51.43	57.40	50.76
Second Quarter	57.43	46.52	56.69	46.52
Third Quarter	54.50	49.45	—	—
Fourth Quarter	56.95	50.10	—	—

2007	63.40	48.33	—	—
First Quarter	55.45	48.33	—	—
Second Quarter	60.31	52.05	—	—
Third Quarter	63.40	50.52	—	—
Fourth Quarter	57.98	53.00	—	—
October	57.40	53.77	—	—
November	57.98	53.00	—	—
December	57.15	54.00	—	—

2008 (through March 31)	59.50	45.45	—	—
First Quarter	59.50	46.41	—	—
January	59.50	46.41	—	—
February	51.50	47.38	—	—
March	49.99	45.45	—	—

Trading on the New York Stock Exchange

ADRs have been listed on the New York Stock Exchange since October 25, 1991. The Bank of New York Mellon serves as depositary with respect to the ADRs traded on the New York Stock Exchange. The table below sets forth, for the periods indicated, the reported high and low prices quoted in dollars for the currently outstanding ADRs on the New York Stock Exchange. After the four-for-one stock split, which was approved by the shareholders’ meeting on May 12, 2006 and effective on May 18, 2006, and after the split of the ADRs by two on May 23, 2006, one ADR corresponds to one TOTAL share. Data prior to May 23, 2006 reported in this table has been adjusted to take into account this stock split by dividing ADR prices by two. The May 12, 2006 shareholders’ meeting also approved the spin-off of Arkema and the allocation as from May 18, 2006 of one Arkema share allocation right for each TOTAL share with a par value of €10, 10 allocation rights entitling the holder to one Arkema share. Data prior to May 23, 2006 reported in the third and fourth columns of this table has been adjusted in order to reflect Arkema’s share allocation right partition.

Price Per ADR ($)	High	Low	High adjusted	Low adjusted
2003	46.73	30.48	45.98	29.98
2004	55.28	43.88	54.39	43.17
2005	68.97	51.87	67.86	51.03
2006	73.46	58.06	73.46	58.06
First Quarter	69.76	61.52	68.63	60.53
Second Quarter	72.27	58.06	71.10	58.06
Third Quarter	69.73	62.23	—	—
Fourth Quarter	73.46	63.71	—	—

2007	87.34	63.89	—	—
First Quarter	72.65	63.89	—	—
Second Quarter	81.55	69.57	—	—
Third Quarter	87.34	68.01	—	—
Fourth Quarter	84.46	76.66	—	—
October	81.41	76.66	—	—
November	84.46	77.15	—	—
December	83.88	77.47	—	—

2008 (through March 31)	86.90	67.11	—	—
First Quarter	86.90	67.11	—	—
January	86.90	67.11	—	—
February	77.46	68.93	—	—
March	76.34	70.11	—	—

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

Election

Directors are elected for a term of three years. In 2003, TOTAL amended its Articles of Incorporation to provide for the election of one director to represent employee shareholders. This director was appointed for the first time at the shareholders’ meeting held on May 14, 2004.

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

Future capital calls

Shareholders are not liable to the Company for further capital calls on their shares.

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

Form of shares

The Company has only one class of shares, par value € 2.50 per share. Shares may be held in either bearer or registered form. Shares traded on Euronext Paris are cleared and settled through Euroclear France. The Company may use any lawful means to identify holders of shares, including a procedure known as titres au porteur identifiable according to which Euroclear France will, upon the Company’s request, disclose to the Company the name, nationality, address and number of shares held by each shareholder in bearer form. The information may only be requested by the Company and may not be communicated to third parties.

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

Cancellation of treasury shares

After receiving authorization from the shareholders’ meeting, the Board of Directors of the Company may cancel treasury shares owned by the Company in accordance with French Company Law up to a maximum of 10% of the share capital within any period of 24 months.

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

TOTAL share certificates have the characteristics of a bearer security, meaning:

•	negotiable outside France,
•	transmission by delivery, and
•	fungibility of the TOTAL share certificate, which may be converted freely from bearer form to registration in an account.

All rights attached to TOTAL shares must be exercised directly by the bearer of the TOTAL share certificates.

Description of TOTAL ADRs

The following is a general description of the depositary arrangement, including a summary of all material provisions of the deposit agreement pursuant to which ADSs are issued. The deposit agreement is among the Company, The Bank of New York Mellon, as depositary, and the holders from time to time of ADRs. For more complete information, please read the deposit agreement and the Form of ADR itself, copies of which are attached as Exhibit 1 to the registration statement on Form F-6 (Reg. No. 333-149331) filed with the Securities and Exchange Commission on February 21, 2008. Additional copies of the deposit agreement are available for inspection at the Corporate Trust Office of the depositary in New York, which is presently located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

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

Pre-release of ADRs

In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York Mellon may issue ADRs before deposit of the underlying shares. This issuance is a “pre-release”. The Bank of New York Mellon may also deliver shares prior to receipt and cancellation of ADRs (even if they are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York Mellon. The Bank of New York Mellon may receive ADRs instead of shares to close out a pre-release. The Bank of New York Mellon may pre-release ADRs only under the following conditions:

•

Before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York Mellon in writing that it or its customer owns the shares or ADRs to be deposited;

•	The pre-release must be fully collateralized with cash or other collateral that The Bank of New York Mellon considers appropriate; and
•	The Bank of New York Mellon must be able to close out the pre-release on not more than five business days’ notice.

In addition, The Bank of New York Mellon will limit the number of ADRs that may be outstanding at any time as a result of pre-release. The Bank of New York Mellon, however, may disregard the limit from time to time, if it thinks it is appropriate to do so.

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

Record dates

Whenever:

•	Any cash dividend or other cash distribution becomes payable or any distribution other than cash is made;
•	Rights are issued with respect to the underlying deposited securities;
•	For any reason the depositary causes, at the Company’s election, a change in the number of shares represented by each ADS; or
•	The depositary receives notice of any shareholders’ meeting.

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

The depositary intends so far as practicable to vote or cause to be voted the amount of the shares evidenced by the ADSs in accordance with the nondiscretionary instructions of the holders of ADSs. The depositary has agreed not to vote any of the shares so evidenced unless (i) it has received instructions from the record holders of ADRs or (ii) in accordance with the last statement of the paragraph above, if it does not receive properly completed voting instructions or it receives a blank proxy. Ownership of integral multiples of ADRs is required to exercise such voting rights subject to appropriate adjustment.

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

•	Any cable, telex and facsimile charges provided in the deposit agreement; and
•	Expenses incurred by the depositary in the conversion of foreign currency pursuant to the deposit agreement.

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

French Company Law requires that a preliminary notice of a listed company’s shareholders’ meeting be published in the Bulletin des annonces légales obligatoires (“BALO”) at least 35 days prior to the meeting (or 15 days in the event the Company is subject to a tender offer and the Company calls a shareholders’ meeting to approve measures, the implementation of which would be likely to cause such tender offer to fail). The preliminary notice must first be sent to the Autorité des marchés financiers with an indication of the date it is to be published in the BALO.

The preliminary notice must include the agenda of the meeting and the proposed resolutions that will be submitted to a shareholders’ vote. Within 10 days of publication, one or more shareholders holding a certain percentage of the Company’s share capital determined on the basis of a formula related to capitalization may propose additional resolutions.

Notice of a shareholders’ meeting is sent by mail at least 15 days (or six days in the event of shareholders’ meetings convened in the situation where the Company were subject to a tender offer to approve measures, the implementation of which would be likely to cause such tender offer to fail) before the meeting to all holders of registered shares who have held their shares for more than one month. However, in the case where the original meeting was adjourned because a quorum was not met, this time period is reduced to six days (or four days in the event of shareholders’ meetings convened in the situation where the Company were subject to a tender offer to approve measures, the implementation of which would be likely to cause such tender offer to fail).

Attendance and the exercise of voting rights at both ordinary and extraordinary shareholders’ meetings are subject to certain conditions. Pursuant to French Company Law, participation at shareholders’ meetings is subject to the condition that an entry of registration has been made, for the owner of registered shares, in the records maintained by the Company, or, for the owner of bearer shares, in the records of an authorized intermediary, in each case at 12:00 a.m. (Paris time) on the third trading day preceding the shareholders’ meeting. For the owner of bearer shares the registration is evidenced by a certificate of participation (attestation de participation) issued by the authorized intermediary.

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

Under French Company Law, a quorum requires the presence, in person or by proxy, including those voting by mail, of shareholders having at least 20% of the shares entitled to vote in the case of (i) an ordinary shareholders’ meeting, (ii) an extraordinary meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium or (iii) an extraordinary general meeting of shareholders convened in the situation where the Company is subject to a tender offer in order to approve an issuance of warrants allowing the subscription, at preferential conditions, of shares of the Company and the free allotment of such warrants to existing shareholders of the Company, the implementation of which would be likely to cause such tender offer to fail, or 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ meeting. If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary shareholders’ meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary shareholders’ meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

At an ordinary shareholders’ meeting, approval of any resolution requires the affirmative vote of a simple majority of the votes of the shareholders present or represented by proxy. The approval of any resolution at an extraordinary shareholders’ meeting requires the affirmative vote of a two-thirds majority of the votes cast, except that (i) any resolution to approve a capital increase by capitalization of reserves profits, or share premium or (ii) any resolution, in the situation where the Company is subject to a tender offer in order to approve an issuance of warrants allowing the subscription, at preferential conditions, of shares of the Company and the free allotment of such warrants to existing shareholders of the Company, the implementation of which would be likely to cause such tender offer to fail, only requires the affirmative vote of a simple majority of the votes cast. Notwithstanding these rules, an unanimous vote is required to increase shareholders’ liabilities. Abstention from voting by those present or represented by proxy is counted as a vote against any resolution submitted to a vote.

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

Requirement for holdings exceeding certain percentages

French Company Law provides that any individual or entity, acting alone or in concert with others, that holds, directly or indirectly, more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the outstanding shares or the voting rights(1) attached to the shares, or that increases or decreases its shareholding or voting rights by any of the above percentages must notify the Company by registered letter, with return receipt, within five business days of crossing that threshold, of the number of shares and voting rights it holds. An individual or entity must also notify the AMF, the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers, by registered letter, with return receipt, within five trading days of crossing that threshold. Any shareholder who fails to comply with these requirements will have its voting rights in excess of such thresholds suspended for a period of two years from the date such shareholder complies with the notification requirements and may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the Company’s Chairman, any of the Company’s shareholders or the Autorité des marchés financiers. In addition, every shareholder who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of shares representing 10% or 20% of the Company’s share capital must notify the Company and the Autorité des marchés financiers of its intentions for the 12 months following such acquisition. Failure to comply with this notification of intentions will result in the suspension of the voting rights attached to the shares exceeding this 10% or 20% threshold held by the shareholder for a period of

(1)	For purposes of shareholding threshold declarations, pursuant to Article 223-11 of the General Regulation of the AMF, voting rights are calculated on the basis of all outstanding shares, whether or not these shares would have rights to vote at a shareholders’ meeting.

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

Material Contracts

There have been no material contracts (not entered into in the ordinary course of business) entered into by members of the Group since March 31, 2006.

Exchange Controls

Under current French exchange control regulations, no limits exist on the amount of payments that TOTAL may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

Taxation

General

This section generally summarizes the material U.S. federal income tax and French tax consequences of owning and disposing of shares and ADSs of TOTAL to U.S. Holders that hold their shares or ADSs as capital assets for tax purposes. A U.S. Holder is a beneficial owner of shares or ADSs that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a domestic corporation or other domestic entity treated as a corporation for U.S. federal income tax purposes, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

This section does not apply to members of special classes of holders subject to special rules, including:

•	dealers in securities,
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,
•	tax-exempt organizations,
•	life insurance companies,
•	persons liable for alternative minimum tax,
•	persons that actually or constructively own 5% or more of the share capital or voting rights in TOTAL,
•	persons that hold the shares or ADSs as part of a straddle or a hedging or conversion transaction, or
•	persons whose functional currency is not the U.S. dollar.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnership holding these ordinary shares or ADSs should consult their tax advisors as to the tax consequences of owning or disposing of ordinary shares or ADSs, as applicable.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and with respect to the description of the material French tax consequences, the laws of the

Republic of France and French tax regulations, all as currently in effect, as well as on the Convention Between the United States and the Republic of France for the Avoidance of Double Taxation (the “Treaty”). These laws, regulations and the Treaty are subject to change, possibly on a retroactive basis.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the shares and ADSs and is not intended to substitute competent professional advice. Individual situations of holders of shares and ADSs may vary from the description made below.

Holders are urged to consult their own tax advisor regarding the U.S. federal, state and local, and French and other tax consequences of owning and disposing shares or ADSs of TOTAL in their respective circumstances. In particular, a holder is encouraged to confirm whether the holder is a U.S. Holder eligible for the benefits of the Treaty with its advisor.

Taxation of Dividends

French taxes

The term “dividends” used in the following discussion means dividends within the meaning of applicable income tax treaties, or, where not defined by such treaties, within the meaning of the French domestic tax law as set forth in administrative guidelines dated February 25, 2005 (4 J-1-05) (the “Administrative Guidelines”).

Dividends paid to non-residents of France are subject to French withholding tax at a rate of 25%. As a result of the 2008 French Finance Law, this withholding tax is reduced to 18% to dividends distributed to non-residents of France who are residents of certain States located within the European Economic Area.

However, the rate may be reduced pursuant to a tax treaty or similar agreement. Under the Treaty, a U.S. Holder is generally entitled to a reduced rate of French withholding tax of 15% with respect to dividends, provided the ownership of shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France and certain other requirements are satisfied.

Pursuant to the 2004 French Finance Law, residents of France who are individuals and who receive dividends are taxed on 60% of the amount of the dividends received. In addition, French resident shareholders who are individuals are entitled to a tax credit (Crédit d’impôt) equal to 50% of the amount of dividends received but with an overall annual cap of € 230 or, as the case may be, €115 depending on the marital status of the individual holder. In addition, as a result of the 2008 French Finance Law, residents of France may instead opt for a withholding tax equal to 18% of the dividends received and, in such a case, will not be eligible to the receipt of Crédit d’impôt.

Under French domestic law, shareholders who are not resident of France for tax purposes are not eligible to the benefit of the Crédit d’impôt. However, U.S. Holders who benefit from the Treaty may be entitled to the refund of the Crédit d’impôt (less applicable withholding tax).

U.S. Holders should consult their own tax advisors in order to determine the effect of the Treaty and the applicable procedures in respect of the Administrative Guidelines, in light of such particular circumstances.

The Administrative Guidelines set forth the conditions under which the reduced French withholding tax at the rate of 15% may be available. The immediate application of the reduced 15% rate is available to those U.S. Holders that may benefit from the so-called “simplified” procedure (within the meaning of the Administrative Guidelines).

Under the “simplified procedure”, U.S. Holders may claim the immediate application of withholding tax at the rate of 15% on the dividends to be received by them, provided that:

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

(ii)	the U.S. financial institution managing the U.S. Holder’s securities account provides to the French paying agent a list of the eligible U.S. Holders and other pieces of information set forth in the Administrative Guidelines. Furthermore, the financial institution managing the U.S. Holders’ securities account should certify that each U.S. Holder is, to the best of its knowledge, a United States resident within the meaning of the Treaty. These documents must be sent as soon as possible, in all cases before the end of the third month computed as from the end of the month of the dividend payment date.

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

For a U.S. Holder that is not entitled to the “simplified” procedure, the 25% French withholding tax will be levied at the time the dividends are paid. Such U.S. Holder may, however, be entitled to a refund of the withholding tax in excess of the 15% rate under the “standard”, as opposed to the “simplified”, procedure, provided that the U.S. Holder furnishes to the French paying agent an application for refund on forms No. 5000-Fr and/or 5001-FR (or any other relevant form to be issued by the French tax authorities), certified by the U.S. financial institution managing the U.S. Holder’s securities account (or, if not, by the competent U.S. tax authorities), before December 31 of the second year following the date of payment of the withholding tax at the 25% rate to the French tax authorities, according to the requirements provided by the Administrative Guidelines. However, it will not be paid before January 15 of the year following the year in which the dividend was paid.

Copies of forms No. 5000-Fr and 5001-FR (or any other relevant form to be issued by the French tax authorities) as well as the form of the certificate of residence and the U.S. financial institution certification, together with instructions, are available from the U.S. Internal Revenue Service and the French Centre des Impôts des Non-Residents at 10 rue du Centre, 93463 Noisy le Grand, France.

These forms, together with instructions, will also be provided by the Depositary to all U.S. Holders of ADRs registered with the Depositary. The Depositary will use reasonable efforts to follow the procedures established by the French tax authorities for U.S. Holders to benefit from the immediate application of the 15% French withholding tax rate or, as the case may be, to recover the excess 10% French withholding tax initially withheld and deducted in respect of dividends distributed to them by the Company, and obtain, in respect to dividend distributions made to U.S. Holders who are individuals, the refund of the Crédit d’impôt (less applicable withholding tax), in accordance with the procedures established by the French tax authorities. To effect such benefit, recovery and/or refund, the Depositary shall advise such U.S. Holder to return the relevant forms to it properly completed and executed. Upon receipt of the relevant forms properly completed and executed by such U.S. Holder, the Depositary shall cause them to be filed with the appropriate French tax authorities, and upon receipt of any resulting remittance, the Depositary shall distribute to the U.S. Holder entitled thereto, as soon as practicable, the proceeds thereof in U.S. Dollars.

The identity and address of the French paying agent is available from the Company.

U.S. taxation

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, the gross amount of dividend a U.S. Holder must include in gross income equals the amount paid by TOTAL plus any amount of the Crédit d’impôt described above (see “— French Taxes” above) transferred to the U.S. Holder with respect to this amount (including any French tax withheld with respect to the distribution made by TOTAL and the Crédit d’impôt) to the extent of the current and accumulated earnings and profits of TOTAL (as determined for U.S. federal income tax purposes). The dividend will be income from foreign sources. Dividends paid to a noncorporate U.S. Holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. TOTAL believes that dividends paid by TOTAL with respect to its shares or ADSs will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code. The dividend is taxable to the U.S. Holder when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. To the extent that an amount received by a U.S. Holder exceeds the allocable share of the

Company’s current and accumulated earnings and profits, it will be applied first to reduce such holder’s tax basis in shares or ADSs owned by such holder and then, to the extent it exceeds the holder’s tax basis, it will constitute capital gain.

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

Subject to certain conditions and limitations, French taxes withheld in accordance with the Treaty will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under French law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

For this purpose, dividends distributed by the Company and the related Crédit d’impôt payments paid in taxable years beginning before January 1, 2007 generally will constitute “passive income”, or, in the case of certain U.S. Holders, “financial services income”, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general income” which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the U.S Holder. Alternatively, a U.S. Holder may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit.

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

For U.S. federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss upon the sale or disposition of shares or ADSs equal to the difference between the U.S. dollar value of the amount realized on the sale or disposition and the holder’s tax basis, determined in U.S. dollars, in the shares or ADSs. The gain or loss generally will be U.S. source gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period of the shares or ADSs is more than one year at the time of the disposition. Long-term capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2011 is taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitation.

Passive Foreign Investment Status

TOTAL believes that the Shares or ADSs will not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus is subject to change. If TOTAL is treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the Shares or ADSs, gain realized on the sale or other disposition of the Shares or ADSs would in general not be treated as capital gain. Instead a U.S. Holder would be treated as if he or she had realized such gain and certain “excess distributions” ratably over the holding period for the Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, in addition to which an interest charge in respect of the tax attributable to each such year would apply.

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

Dividends and Paying Agents

After BNP Paribas Securities Services performs centralizing procedures, dividends are paid through the accounts of financial intermediaries participating in Euroclear France’s direct payment procedures. The Bank of New York Mellon acts as paying agent for dividends distributed to ADS holders.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to Note 31 to the Consolidated Financial Statements for a qualitative and quantitative discussion of the Group’s exposure to market risks. Please also refer to Note 30 to the Consolidated Financial Statements for details of the different derivatives owned by the Group in these markets.

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are principally interest rate and currency swaps. The Group may also use, on a less frequent basis, futures, caps, floors and options contracts. These operations and their accounting treatment are detailed in Notes 1 paragraph M, 20, 28 and 29 to the Consolidated Financial Statements.

The financial performance of TOTAL is sensitive to a number of factors, the most significant being oil and gas prices, generally expressed in dollars, and exchange rates, in particular that of the dollar versus the euro.

Generally, a rise in the price of crude oil has a positive effect on earnings as a result of an increase in revenues from oil and gas production. Conversely, a decline in crude oil prices reduces revenues. The impact of changes in crude oil prices on Downstream and Chemicals operations depends upon the speed at which the prices of finished products adjust to reflect these changes. All of the Group’s activities are, to various degrees, sensitive to fluctuations in the dollar/euro exchange rate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of the Group’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness, as of the end of the period covered by this report, of the design and operation of the Group’s disclosure controls and procedures, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934, as amended, is recorded, summarized and reported within specified time periods. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Group’s management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of internal control over financial reporting as of December 31, 2007 was audited by KPMG Audit and Ernst & Young Audit, independent registered public accounting firms, as stated in their report beginning on page F-2 of this report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the fiscal years ended December 31, 2007 and 2006, fees for services provided by Ernst & Young and KPMG S.A. were as follows:

	KPMG S.A. Year Ended December 31,		Ernst & Young Year Ended December 31,
(M€)	2007	2006	2007	2006
Audit Fees	15.7	17.5	17.3	19.2
Audit-Related Fees(a)	2.6	2.4	0.7	1.7
Tax Fees(b)	1.2	1.1	1.7	1.3
All Other Fees(c)	0.2	0.1	0.1	0.0
Total	19.7	21.1	19.8	22.2

(a)	Audit-related fees are generally fees billed for services that are closely related to the performance of the audit or review of financial statements. These include due diligence services related to business combinations, attestation services not required by statute or regulation, agreed upon or expanded auditing procedures related to accounting or billing records required to respond to or comply with financial, accounting or regulatory reporting matters, consultations concerning financial accounting and reporting standards, information system reviews, internal control reviews and assistance with internal control reporting requirements.
(b)	Tax fees are fees for services related to international and domestic tax compliance, including the preparation of tax returns and claims for refund, tax planning and tax advice, including assistance with tax audits and tax appeals, and tax services regarding statutory, regulatory or administrative developments and expatriate tax assistance and compliance.
(c)	All other fees are principally for risk management advisory services.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved. This policy provides for both general pre-approval of certain types of services through the use of an annually established budget for these types of services and special pre-approval of services on a case by case basis. The Audit Committee has designated the Company’s internal audit department to monitor the performance of services provided by the statutory auditors and to assess compliance with the pre-approval policies and procedures. The internal audit department reports the results of its monitoring to the Audit Committee on a periodic basis. Both the internal audit department and management are required to report any breach of this policy to the chairman of the Audit Committee. During 2007, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number Of Shares Purchased	Average Price Paid Per Share (€)	Total Number Of Shares Purchased, As Part Of Publicly Announced Plans Or Programs		Maximum Number Of Shares That May Yet Be Purchased Under The Plans Or Programs(c)
January 2007	—	—	—		111,353,833
February 2007	1,100,000	51.95	1,100,000	(a)	110,603,921
March 2007	4,900,000	50.86	4,900,000	(a)	105,982,357
April 2007	550,000	52.97	550,000	(a)	106,458,473
May 2007	3,180,000	55.49	3,180,000	(a)(b)	104,937,358
June 2007	4,270,000	57.04	4,270,000	(b)	102,187,864
July 2007	3,087,355	61.44	3,087,355	(b)	102,214,110
August 2007	4,580,000	53.70	4,580,000	(b)	97,723,446
September 2007	1,720,000	56.22	1,720,000	(b)	96,185,668
October 2007	4,000,000	55.44	4,000,000	(b)	92,335,516
November 2007	1,863,000	55.41	1,863,000	(b)	90,781,413
December 2007	3,137,000	55.65	3,137,000	(b)	88,131,977
January 2008	4,100,000	51.39	4,100,000	(b)	84,436,108
February 2008	1,624,000	50.01	1,624,000	(b)	82,881,230

(a)	Since May 15, 2006: the shareholders’ meeting of May 12, 2006 authorized the Board of Directors to trade the company’s own shares on the market for a period of 18 months within the framework of the share purchase program. The maximum number of shares that may be purchased by virtue of this authorization may not exceed 10% of the total number of shares constituting the share capital, this amount is periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares the Company holds, either directly or indirectly through its subsidiaries, exceed 10% of the share capital. Under this authorization, 62,102,048 shares have been repurchased from May 15, 2006 to May 11, 2007.
(b)	Since May 14, 2007: the shareholders’ meeting of May 11, 2007 cancelled and replaced the previous resolution from the shareholders’ meeting of May 12, 2006, authorizing the Board of Directors to trade in the Company’s own shares on the market for a period of 18 months within the framework of the stock purchase program. The maximum number of shares that may be purchased by virtue of this authorization may not exceed 10% of the total number of shares constituting the share capital, this amount is periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares the Company holds, either directly or indirectly through its subsidiaries, exceed 10% of the share capital. Under this authorization, 30,161,355 shares have been repurchased from May 14, 2007 to February 29, 2008, including 2,387,355 shares that were purchased to cover restricted share grants to Group employees.
(c)	Based on 10% of the Company’s share capital, and after deducting the shares held by the Company for cancellation and the shares held by the Company to cover the share purchase option plans for Company employees and restricted share grants for Company employees, as well as after deducting the shares held by the subsidiaries.

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

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

1.	Statuts of TOTAL S.A. (as amended through December 31, 2007)

8.	List of Subsidiaries (see Note 35 to the Consolidated Financial Statements included in this Annual Report)

11.	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005)

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

15	Consent of ERNST & YOUNG AUDIT and of KPMG S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOTAL S.A.

By:	/S/ CHRISTOPHE DE MARGERIE
Name: Christophe de Margerie
Title: Chief Executive Officer

Date: April 2, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2007

The Board of Directors and Shareholders

TOTAL S.A.

We have audited the accompanying consolidated balance sheets of TOTAL S.A. and subsidiaries (the “Company”) as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007, 2006 and 2005, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated March 31, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Paris-La Défense, France

March 31, 2008

KPMG Audit	ERNST & YOUNG AUDIT
A division of KPMG S.A.	/S/ GABRIEL GALET	/S/ PHILIPPE DIU
/S/ RENÉ AMIRKHANIAN	Gabriel Galet	Philippe Diu
René Amirkhanian

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2007

The Board of Directors and Shareholders

TOTAL S.A.

We have audited TOTAL S.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2007, and our report dated March 31, 2008 expressed an unqualified opinion on those consolidated financial statements.

Paris-La-Défense, France

March 31, 2008

KPMG Audit	ERNST & YOUNG AUDIT
A division of KPMG S.A.	/S/ GABRIEL GALET	/S/ PHILIPPE DIU
/s/ René Amirkhanian	Gabriel Galet	Philippe Diu
René Amirkhanian

CONSOLIDATED STATEMENT OF INCOME

TOTAL

For the year ended December 31, (M€)(a)		2007	2006	2005
Sales	(Notes 4 & 5)	158,752	153,802	137,607
Excise taxes		(21,928)	(21,113)	(20,550)
Revenues from sales		136,824	132,689	117,057

Purchases net of inventory variation	(Note 6)	(87,807)	(83,334)	(70,291)
Other operating expenses	(Note 6)	(17,414)	(19,536)	(17,159)
Exploration costs	(Note 6)	(877)	(634)	(431)
Depreciation, depletion and amortization of tangible assets and mineral interests		(5,425)	(5,055)	(5,007)
Other income	(Note 7)	674	789	174
Other expense	(Note 7)	(470)	(703)	(455)

Financial interest on debt		(1,783)	(1,731)	(1,214)
Financial income from marketable securities and cash equivalents		1,244	1,367	927
Cost of net debt	(Note 29)	(539)	(364)	(287)
Other financial income	(Note 8)	643	592	396
Other financial expense	(Note 8)	(274)	(277)	(260)

Income taxes	(Note 9)	(13,575)	(13,720)	(11,806)

Equity in income (loss) of affiliates	(Note 12)	1,775	1,693	1,173
Consolidated net income from continuing operations (Group without Arkema)		13,535	12,140	13,104
Consolidated net income from discontinued operations (Arkema)	(Note 34)	—	(5)	(461)
Consolidated net income		13,535	12,135	12,643
Group share		13,181	11,768	12,273
Minority interests and dividends on subsidiaries’ redeemable preferred shares		354	367	370
Earnings per share (euros)(b)		5.84	5.13	5.23
Fully-diluted earnings per share (euros)(b)		5.80	5.09	5.20

(a)	Except for per share amounts.
(b)	2005 amounts are recalculated to reflect the four-for-one stock split that took place on May 18, 2006. The earnings per share from continuing and discontinued operations are disclosed in Note 34 to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

TOTAL

As of December 31, (M€)		2007	2006	2005
ASSETS
Non-current assets
Intangible assets, net	(Notes 5 & 10)	4,650	4,705	4,384
Property, plant and equipment, net	(Notes 5 & 11)	41,467	40,576	40,568
Equity affiliates: investments and loans	(Note 12)	15,280	13,331	12,652
Other investments	(Note 13)	1,291	1,250	1,516
Hedging instruments of non-current financial debt	(Note 20)	460	486	477
Other non-current assets	(Note 14)	2,155	2,088	2,794
Total non-current assets		65,303	62,436	62,391
Current assets
Inventories, net	(Note 15)	13,851	11,746	12,690
Accounts receivable, net	(Note 16)	19,129	17,393	19,612
Other current assets	(Note 16)	8,006	7,247	6,799
Current financial assets	(Note 20)	1,264	3,908	334
Cash and cash equivalents		5,988	2,493	4,318
Total current assets		48,238	42,787	43,753
Total assets		113,541	105,223	106,144
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		5,989	6,064	6,151
Paid-in surplus and retained earnings		48,797	41,460	37,504
Currency translation adjustment		(4,396)	(1,383)	1,421
Treasury shares		(5,532)	(5,820)	(4,431)
Total shareholders’ equity - Group share	(Note 17)	44,858	40,321	40,645
Minority interests and subsidiaries’ redeemable preferred shares		842	827	838
Total shareholders’ equity		45,700	41,148	41,483
Non-current liabilities
Deferred income taxes	(Note 9)	7,933	7,139	6,976
Employee benefits	(Note 18)	2,527	2,773	3,413
Other non-current liabilities	(Note 19)	6,843	6,467	7,051
Total non-current liabilities		17,303	16,379	17,440
Non-current financial debt	(Note 20)	14,876	14,174	13,793
Current liabilities
Accounts payable		18,183	15,080	16,406
Other creditors and accrued liabilities	(Note 21)	12,806	12,509	13,069
Current borrowings	(Note 20)	4,613	5,858	3,920
Other current financial liabilities	(Note 20)	60	75	33
Total current liabilities		35,662	33,522	33,428
Total liabilities and shareholders’ equity		113,541	105,223	106,144

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(Note 27)
For the year ended December 31, (M€)	2007	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	13,535	12,135	12,643
Depreciation, depletion and amortization	5,946	5,555	6,083
Non-current liabilities, valuation allowances, and deferred taxes	826	601	515
Impact of coverage of pension benefit plans	—	(179)	(23)
(Gains) Losses on disposal of assets	(639)	(789)	(99)
Undistributed affiliates’ equity earnings	(821)	(952)	(596)
(Increase) Decrease in operating assets and liabilities	(1,476)	(441)	(4,002)
Other changes, net	315	131	148
Cash flow from operating activities	17,686	16,061	14,669
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(10,549)	(9,910)	(8,848)
Acquisitions of subsidiaries, net of cash acquired	(20)	(127)	(1,116)
Investments in equity affiliates and other securities	(351)	(402)	(280)
Increase in non-current loans	(802)	(1,413)	(951)
Total expenditures	(11,722)	(11,852)	(11,195)
Proceeds from disposal of intangible assets and property, plant and equipment	569	413	274
Proceeds from disposal of subsidiaries, net of cash sold	5	18	11
Proceeds from disposal of non-current investments	527	699	135
Repayment of non-current loans	455	1,148	668
Total divestments	1,556	2,278	1,088
Cash flow used in investing activities	(10,166)	(9,574)	(10,107)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	89	511	17
- Treasury shares	(1,526)	(3,830)	(3,189)
- Minority shareholders	2	17	83
- Subsidiaries’ redeemable preferred shares	—	—	(156)
Cash dividends paid to:
- Parent company shareholders	(4,510)	(3,999)	(3,510)
- Minority shareholders	(228)	(326)	(237)
Net issuance (repayment) of non-current debt	3,220	3,722	2,878
Increase (Decrease) in current borrowings	(2,654)	(6)	(951)
Increase (Decrease) in current financial assets and liabilities	2,265	(3,496)	—
Other changes, net	—	—	(1)
Cash flow used in financing activities	(3,342)	(7,407)	(5,066)
Net increase/(decrease) in cash and cash equivalents	4,178	(920)	(504)
Effect of exchange rates and changes in the scope of consolidation	(683)	(905)	962
Cash and cash equivalents at the beginning of the period	2,493	4,318	3,860
Cash and cash equivalents at the end of the period	5,988	2,493	4,318

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Share holders’ equity	Subsidiaries’ redeemable preferred shares	Minority interests	Total equity
(M€)	Number	Amount			Number	Amount
As of January 1, 2005	635,015,108	6,350	31,717	(1,429)	(39,072,487)	(5,030)	31,608	147	663	32,418
Net income 2005	—	—	12,273	—	—	—	12,273	1	369	12,643
Items recognized directly in equity (Note 17)	—	—	418	2,850	—	—	3,268	8	43	3,319
Total excluding transactions with shareholders	—	—	12,691	2,850	—	—	15,541	9	412	15,962
Dividend paid	—	—	(3,510)	—	—	—	(3,510)	—	(237)	(3,747)
Issuance of common shares (Note 17)	1,176,756	12	88	—	—	—	100	—	—	100
Purchase of treasury shares	—	—	—	—	(18,318,500)	(3,485)	(3,485)	—	—	(3,485)
Sale of treasury shares	—	—	34	—	2,066,087	226	260	—	—	260
Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(156)	—	(156)
Share-based payments (Note 25)	—	—	131	—	—	—	131	—	—	131
Transactions with shareholders	1,176,756	12	(3,257)	—	(16,252,413)	(3,259)	(6,504)	(156)	(237)	(6,897)
Share cancellation (Note 17)	(21,075,568)	(211)	(3,647)	—	21,075,568	3,858	—	—	—	—
As of December 31, 2005	615,116,296	6,151	37,504	1,421	(34,249,332)	(4,431)	40,645	—	838	41,483
Net income 2006	—	—	11,768	—	—	—	11,768	—	367	12,135
Items recognized directly in equity (Note 17)	—	—	(37)	(2,595)	—	—	(2,632)		(44)	(2,676)
Total excluding transactions with shareholders	—	—	11,731	(2,595)	—	—	9,136	—	323	9,459
Four-for-one split of shares par value	1,845,348,888	—	—	—	(102,747,996)	—	—	—	—	—
Spin-off of Arkema	—	—	(2,061)	(209)	—	16	(2,254)	—	(8)	(2,262)
Dividend paid	—	—	(3,999)	—	—	—	(3,999)	—	(326)	(4,325)
Issuance of common shares (Note 17)	12,322,769	30	469	—	—	—	499	—	—	499
Purchase of treasury shares	—	—	—	—	(78,220,684)	(4,095)	(4,095)	—	—	(4,095)
Sale of treasury shares	—	—	—	—	6,997,305	232	232	—	—	232
Share-based payments (Note 25)	—	—	157	—	—	—	157	—	—	157
Transactions with shareholders	1,857,671,657	30	(5,434)	(209)	(173,971,375)	(3,847)	(9,460)	—	(334)	(9,794)
Share cancellation (Note 17)	(47,020,000)	(117)	(2,341)	—	47,020,000	2,458	—	—	—	—
As of December 31, 2006	2,425,767,953	6,064	41,460	(1,383)	(161,200,707)	(5,820)	40,321	—	827	41,148
Net income 2007	—	—	13,181	—	—	—	13,181	—	354	13,535
Items recognized directly in equity (Note 17)	—	—	117	(3,013)	—	—	(2,896)		(111)	(3,007)
Total excluding transactions with shareholders	—	—	13,298	(3,013)	—	—	10,285	—	243	10,528
Dividend paid	—	—	(4,510)	—	—	—	(4,510)	—	(228)	(4,738)
Issuance of common shares (Note 17)	2,769,144	7	82	—	—	—	89	—	—	89
Purchase of treasury shares	—	—	—	—	(32,387,355)	(1,787)	(1,787)	—	—	(1,787)
Sale of treasury shares	—	—	(77)	—	9,161,830	341	264	—	—	264
Share-based payments (Note 25)	—	—	196	—	—	—	196	—	—	196
Transactions with shareholders	2,769,144	7	(4,309)	—	(23,225,525)	(1,446)	(5,748)	—	(228)	(5,976)
Share cancellation (Note 17)	(33,005,000)	(82)	(1,652)	—	33,005,000	1,734	—	—	—	—
As of December 31, 2007	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	—	842	45,700

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 12, 2008, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TOTAL S.A. for the year ended December 31, 2007.

INTRODUCTION

The Consolidated Financial Statements of TOTAL S.A. and its subsidiaries (the Group) have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2007.

The accounting principles applied in the Consolidated Financial Statements as of December 31, 2007 were similar to those that were used as of December 31, 2006 and 2005 except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2007 (and not early adopted). Their adoption has no impact on the Consolidated Financial Statements as of December 31, 2007 except for IFRS 7: “Financial instruments disclosure” which is presented in Notes 28 to 31 of the Consolidated Financial Statements.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. Management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post–retirement benefits and the income tax computation.

Lastly, where the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•	give a true and fair view of the Group’s financial position, financial performance and cash flows,
•	reflect the substance of transactions,
•	are neutral,
•	are prepared on a prudent basis, and
•	are complete in all material aspects.

1) ACCOUNTING POLICIES

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.

Accounting policies used by the Group are described below:

A) PRINCIPLES OF CONSOLIDATION

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

B) BUSINESS COMBINATIONS

Business combinations are accounted for using the purchase method. This method implies the recognition of the assets, liabilities and contingent liabilities of the companies acquired by the Group at their fair value.

The difference between the acquisition cost of the shares and fair value of the acquired share of the assets, liabilities and contingent liabilities identified on the acquisition date is recorded as goodwill.

If the cost of an acquisition is less than the fair value of net assets of the acquired subsidiary, an additional analysis is performed on the identification and valuation of the identifiable elements of the assets and liabilities. Any residual negative goodwill is recorded as income.

The analysis of goodwill is finalized within one year from the acquisition date.

C) FOREIGN CURRENCY TRANSLATION

The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.

(i)	Monetary transactions

Transactions denominated in foreign currencies are translated at the exchange rate on the transaction date. At each balance sheet date, monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in “Other income” or “Other expenses”.

(ii)	Translation of financial statements denominated in foreign currencies

Assets and liabilities of foreign entities are translated into euros on the basis of the exchange rates at the end of the period. The income and cash flow statements are translated using the average exchange rates for the period. Foreign exchange differences resulting from such translations are either recorded in shareholders’ equity under “Currency translation adjustments” (for the Group share) or under “Minority interests” (for the minority share) as deemed appropriate.

D) SALES AND REVENUES FROM SALES

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

Revenues from the production of crude oil and natural gas properties, in which the Group has an interest with other producers, are recognized based on actual volumes sold during the period. Any difference between volumes sold and entitlement volumes, based on the Group net working interest, are recognized as “Crude oil and natural gas inventories” or “Accounts receivable, net” or “Accounts payable”, as appropriate.

Revenues from gas transport are recognized when services are rendered. These revenues are based on the quantities transported and measured according to procedures defined in each service contract.

Revenues from sales of electricity are recorded upon transfer of title, according to the terms of the related contracts.

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

Oil and gas sales are inclusive of quantities delivered that represent production royalties and taxes, when paid in cash, and outside of the United States and Canada.

Certain transactions within the trading activities (contracts involving quantities that are purchased outside the Group then resold outside the Group) are shown at their net value in sales.

Exchanges of crude oil and petroleum products within normal trading activities do not generate any income and therefore these flows are shown at their net value in both the income statement and the balance sheet.

E) SHARE-BASED PAYMENTS

The Group may grant employees stock options, create employee share purchase plans and offer its employees the opportunity to subscribe to reserved capital increases. These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.

The expense is equal to the fair value of the instruments granted. The fair value of the options is calculated using the Black-Scholes model at the grant date. The expense is recognized on a straight-line basis between the grant date and vesting date.

The cost of employee-reserved capital increases is immediately expensed. A discount reduces the expense in order to account for the nontransferability of the shares awarded to the employees over a period of five years.

F) INCOME TAXES

Income taxes shown in the income statement include the current tax expenses and the deferred tax expenses.

The Group uses the liability method whereby deferred income taxes are recorded based on the temporary differences between the carrying amount and tax basis of assets and liabilities, and for carry forwards of unused tax losses and tax credits.

Deferred tax assets and liabilities are measured using the tax rates that have been enacted or substantially enacted at the balance sheet date. The tax rates used depend on the timing of reversals of temporary differences, tax losses and other tax credits. The effect of the change in tax rate is recognized either in the Consolidated Statement of Income or in shareholders’ equity depending on the item it relates to.

Deferred tax assets are recognized when future recovery is probable.

Asset retirement obligations and finance leases give rise to the recognition of assets and liabilities for accounting purposes as described in paragraph Q “Asset retirement obligations” and paragraph K “Leases” of this Note. Deferred income taxes resulting from temporary differences between the carrying value and tax basis of such assets and liabilities are recognized.

Deferred tax liabilities resulting from temporary differences between the carrying value of equity-method investments and the tax basis of these investments are recognized. The deferred tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon disposal of these investments).

Taxes paid on the Upstream production are included in operating expenses, including those related to historical concessions held by the Group in the Middle East producing countries.

G) EARNINGS PER SHARE

Earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income by the fully-diluted weighted-average number of common shares outstanding during the period. Treasury shares held by the parent company, TOTAL S.A., and TOTAL shares held by the Group subsidiaries are deducted from consolidated shareholders’ equity. These shares are not considered outstanding for purposes of this calculation which also takes into account the dilutive effect of stock options, restricted shares grants and capital increases with a subscription period closing after the end of the fiscal year.

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

H) OIL AND GAS EXPLORATION AND PRODUCING PROPERTIES

The Group applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the successful efforts method.

(i)	Exploration costs

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred.

Mineral interests are capitalized as intangible assets when acquired. These acquired interests are tested for impairment on a regular basis, property-by-property, based on the results of the exploratory activity and management’s evaluation.

In the event of a discovery, the unproved mineral interests are transferred to proved mineral interests at their net book value as soon as proved reserves are booked.

Exploratory wells are tested for impairment on a well-by-well basis and accounted for as follows:

•

Costs of exploratory wells which result in proved reserves are capitalized. Capitalized successful exploration wells are then depreciated using the unit-of-production method based on proved developed reserves;

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

Development costs incurred for the drilling of development wells and in the construction of production facilities are capitalized, together with borrowing costs incurred during the period of construction and the present value of estimated costs of asset retirement obligations. The depletion rate is equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).

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

Proved mineral interests are depreciated using the unit-of-production method based on proved reserves.

I) GOODWILL AND OTHER INTANGIBLE ASSETS

Other intangible assets include goodwill, patents, trademarks, and mineral interests.

Intangible assets are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses.

Goodwill in a consolidated company is calculated as the excess of the cost of shares, including transaction expenses, over the fair value of the Group’s share of the net assets at the acquisition date. Goodwill is not amortized but is tested for impairment annually or as soon as there is any indication of impairment (see Note 1 paragraph L to the Consolidated Financial Statements “Impairment of long-lived assets”.)

In equity affiliates, the book value of goodwill is included in the book value of the investment. Other intangible assets (except goodwill) have a finite useful life and are amortized on a straight-line basis over 10 to 40 years depending on the useful life of the assets.

Research and development

Research costs are charged to expense as incurred.

Development expenses are capitalized when the following can be demonstrated:

•	The technical feasibility of the project and the availability of the adequate resources for the completion of the intangible asset;
•	The ability of the asset to generate probable future economic benefits;
•	The ability to measure reliably the expenditures attributable to the asset;
•	The feasibility and intention of the Group to complete the intangible asset and use or sell it.

Advertising costs are charged to expense as incurred.

J) OTHER PROPERTY, PLANT AND EQUIPMENT

Other property, plant and equipment are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses. This includes borrowing costs incurred until assets are placed in service. Investment subsidies are deducted from the cost of the related expenditures.

Routine maintenance and repairs are charged to expense as incurred. The costs of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two consecutive major turnarounds.

Other property, plant and equipment are depreciated using the straight-line method over their useful lives, which are as follows:

• Furniture, office equipment, machinery and tools	3-12 years
• Transportation equipments	5-20 years
• Storage tanks and related equipment	10-15 years
• Specialized complex installations and pipelines	10-30 years
• Buildings	10-50 years

K) LEASES

A finance lease transfers substantially all the risks and rewards incidental to ownership from the lessor to the lessee. These contracts are capitalized as assets at fair value or, if lower, at the present value of the minimum lease payments according to the contract. A corresponding financial debt is recognized as a financial liability. These assets are depreciated over the corresponding useful life used by the Group.

Leases that are not finance leases as defined above are recorded as operating leases.

Certain arrangements do not take the legal form of a lease but convey the right to use an asset or a group of assets in return for fixed payments. Such arrangements are accounted for as leases and are analyzed to determine whether they should be classified as operating leases or as finance leases.

L) IMPAIRMENT OF LONG-LIVED ASSETS

The recoverable amounts of intangible assets and property, plant and equipment are tested for impairment as soon as any indication of impairment exists . This test is performed at least annually for goodwill.

The recoverable amounts are the higher of the sale price (less costs to sell) or its value in use.

For this purpose, assets are grouped into cash-generating units (or CGUs). A cash-generating unit is a homogeneous group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.

The recoverable amount of a CGU is determined by reference to the discounted expected future cash flows, based upon management’s expectation of future economic and operating conditions. If the recoverable amount is less than the carrying amount, an impairment loss on property, plant and equipment and mineral interests, or on other intangible assets, is recognized either in “Depreciation, depletion and amortization of tangible assets and mineral interests” or in “Other expense”, respectively. This impairment loss is first allocated to reduce the carrying amount of any goodwill.

Impairment losses recognized in prior periods can be reversed up to the original carrying amount, had the impairment loss not been recognized. Impairment losses recognized for goodwill cannot be reversed.

M) FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are financial loans and receivables, investments in non-consolidated companies, publicly traded equity securities, derivatives instruments and current and non-current financial liabilities.

The accounting treatment of these financial assets and liabilities is as follows:

(i)	Loans and receivables

Financial loans and receivables are recognized at amortized cost. They are tested for impairment, by comparing the carrying amount of the assets to estimates of the discounted future recoverable cash flows. These tests are conducted as soon as there is any evidence that their fair value is less than their carrying amount, and at least annually. Any impairment loss is recorded in the statement of income.

(ii)	Investments in non-consolidated companies and publicly-traded equity securities

These assets are classified as financial assets available for sale and therefore measured at their fair value. For listed securities, this fair value is equal to the market price. For unlisted securities, if the fair value is not reliably determinable, securities are recorded at their historical value. Changes in fair value are recorded in shareholders’ equity. If there is any evidence of a significant or long-lasting loss, an impairment loss is recorded in the Consolidated Statement of Income. This impairment is reversed in the statement of income only when the securities are sold.

(iii)	Derivative instruments

The Group uses derivative instruments to manage its exposure to risks of changes in interest rates, foreign exchange rates and commodity prices. Changes in fair value of derivative instruments are recognized in the statement of income or in shareholders’ equity and are recognized in the balance sheet in the accounts corresponding to their nature, according to the risk management strategy described in Note 31 to the

Consolidated Financial Statements. The derivative instruments used by the Group are the following:

•	Cash management

Financial instruments used for cash management purposes are part of a hedging strategy of currency and interest rate risks within global limits set by the Group and are considered to be used for transactions (held for trading). Changes in fair value are systematically recorded in the statement of income. The balance sheet value of those instruments is included in “Current financial assets” or “Other current financial liabilities”.

•	Long-term financing (other than euro)

When an external long-term financing is set up, specifically to finance subsidiaries in a currency other than the euro, which is mainly the case for subsidiaries whose functional currency is the dollar, and when this financing involves currency and interest rate derivatives, these instruments qualify as fair value hedges of the interest rate risk on the external debt and of the currency risk of the loans to subsidiaries. Changes in fair value of derivatives are recognized in the statement of income as are changes in fair value of financial debts and loans to subsidiaries.

The fair value of those hedging instruments of long-term financing is included in the assets under “Hedging instruments on non-current financial debt” or in the liabilities under “Non-current financial debt” for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

In case of the anticipated termination of derivative instruments accounted for as fair value hedges, the amount paid or received is recognized in the statement of income and:

•	If this termination is due to an early cancellation of the hedged items, the adjustment previously recorded as revaluation of those hedged items is also recognized in the statement of income.

•	If the hedged items remain in the balance sheet, the adjustment previously recorded as a revaluation of those hedged items is spread over the remaining life of those items.

•	Foreign subsidiaries’ equity hedge

Certain financial instruments hedge against risks related to the equity of foreign subsidiaries whose functional currency is not the euro (mainly the dollar). These instruments qualify as “net investment hedges”. Changes in fair value are recorded in shareholders’ equity.

The fair value of these instruments is recorded under “Current financial assets” or “Other current financial liabilities”.

•	Financial instruments related to commodity contracts

Financial instruments related to commodity contracts, including crude oil, petroleum products, natural gas and power purchasing/selling contracts related to the trading activities, together with the commodity contract derivative instruments such as energy contracts and forward freight agreements, are used to adjust the Group’s exposure to price fluctuations within global trading limits. These instruments are considered, according to the industry practice, as held for trading. Changes in fair value are recorded in the statement of income. The fair value of these instruments is recorded in “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

Detailed information about the closing balances is disclosed in Notes 20, 28, 29, 30 and 31 to the Consolidated Financial Statements.

(iv)	Current and non-current financial liabilities

Current and non-current financial liabilities (excluding derivatives) are recognized at amortized cost, except those for which a hedge accounting can be applied as described in the previous paragraphs.

(v)	Fair value of financial instruments

Fair values are estimated for the majority of the Group’s financial instruments, with the exception of publicly traded equity securities and marketable securities for which the market price is used.

Estimated fair values, which are based on principles such as discounting future cash flows to present value, must be weighted by the fact that the value of a financial instrument at a given time may be influenced by the market environment (liquidity especially), and also the fact that subsequent changes in interest rates and exchange rates are not taken into account. In some cases, the estimates have been based on simplifying assumptions.

As a consequence, the use of different estimates, methodologies and assumptions could have a material effect on the estimated fair value amounts.

The methods used are as follows:

Financial debts, swaps: The market value of swaps and of bonds that are hedged by those swaps, have been determined on an individual basis by discounting future cash flows with the zero coupon interest rate curves existing at year-end;

Financial instruments related to commodity contracts: The valuation methodology is to mark to market all open positions for both physical and derivatives risks at fair value. The valuations are determined on a daily basis using observable market data based on listed markets and over the counter (OTC) markets. In particular cases when market data are not directly available, the valuations are derived from observable data such as arbitrages, freight or spreads and market corroboration. For the valuation of risks based on calculated data, such as options, commonly known models are used to compute the fair value.

Other financial instruments: The fair value of the interest rate swaps and of FRA (Forward Right Agreement) are calculated by discounting future cash flows on the basis of zero coupon interest rate curves existing at year-end after adjustment for interest accrued but unpaid.

Forward exchange contracts and currency swaps are valued on the basis of a comparison of the negotiated forward rates with the rates in effect on the financial markets at year-end for similar maturities.

Exchange options are valued based on the Garman-Kohlhagen model including market quotations at year-end.

N) INVENTORIES

Inventories are measured in the Consolidated Financial Statements at the lower of historical cost or market value. Costs for petroleum and petrochemical products are determined according to the FIFO (First-In, First-Out) method and other inventories are measured using the weighted average cost method.

Downstream (Refining & Marketing)

Petroleum product inventories are mainly comprised of crude oil and refined products. Refined products principally consist of gasoline, kerosene, diesel, fuel oil and heating oil produced by the Group’s refineries. The turnover of petroleum products does not exceed two months on average.

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

O) TREASURY SHARES

Treasury shares of the parent company held by its subsidiaries or itself are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.

P) PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Provisions and non-current liabilities are comprised of liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigation and other risks.

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required and when a reliable estimate can be made regarding the amount of the obligation. The amount of the liability corresponds to the best possible estimate.

Q) ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations, which result from a legal or constructive obligation, are recognized based on a reasonable estimate of their fair value in the period in which the obligation arises.

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

R) EMPLOYEE BENEFITS

In accordance with the laws and practices of each country, the Group participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.

These plans can be either defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-Group instruments such as mutual funds, insurance contracts, and other instruments.

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

In case of a change in or creation of a plan, the vested portion of the cost of past services is recorded immediately in the statement of income, and the unvested past service cost is amortized over the vesting period.

The net periodic pension cost is recognized under “Other operating expenses”.

S) CONSOLIDATED STATEMENT OF CASH FLOW

The consolidated statements of cash flow prepared in foreign currencies have been translated into euros using the average exchange rate for the period. Currency translation differences arising from the translation of assets and liabilities denominated in foreign currency into euros using exchange rates at the end of the period are shown in the Consolidated Statement of Cash Flow under “Effect of exchange rates and changes in the scope of consolidation”. Therefore, the Consolidated Statement of Cash Flow will not agree with the figures derived from the Consolidated Balance Sheet.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.

Investments with maturity greater than three months and less than twelve months are shown under “Current financial assets”.

Changes in bank overdrafts are included in the financing activities section of the Consolidated Statement of Cash Flow.

Non-current debt

Changes in non-current debt have been presented as the net variation to reflect significant changes mainly related to revolving credit agreements.

T) EMISSION RIGHTS

In the absence of a current IFRS standard or interpretation on accounting for emission rights of carbon dioxide the following principles have been applied:

•	Emission rights granted free of charge are accounted for at zero carrying amount;
•

Liabilities resulting from potential differences between available quotas and quotas to be delivered at the end of the compliance period are accounted for as liabilities and measured at fair market value;

•	Spot market transactions are recognized in income at cost;
•	Forward transactions are recognized at their fair market value on the face of the balance sheet. Changes in the fair value of such forward transactions are recognized in income.

U) NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

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

A discontinued operation is a component of the Group for which cash flows are independent. It represents a major line of business or geographical area of operations which has been disposed of or is currently being held for sale.

V) INFORMATION RELATED TO THE FIRST-TIME APPLICATION OF IFRS

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

The other exemptions included in IFRS 1 have not been applied at the transition date to IFRS or did not have any material impact on the Consolidated Financial Statements.

IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurements” have been applied as from January 1, 2004. The Group has decided on an early application in 2004 of IFRS 6 “Exploration for and Evaluation of Mineral Resources”. This standard is compatible with previously used methods to record exploration and production costs (see Note 1 paragraph H to the Consolidated Financial Statements “Oil and gas exploration and producing properties”).

Descriptions of the effects of the transition to IFRS on the net equity and the results of the Group were provided for in the 2005 Registration Document. This information is presented in Note 32 to the Consolidated Financial Statements as of December 31, 2005.

W) ALTERNATIVE IFRS METHODS

For measuring and recognizing assets and liabilities, the following choices among alternative methods allowable under IFRS have been made:

•	Property, plant and equipment, and intangible assets are measured using historical cost model instead of revaluation model;
•	Borrowing costs incurred during the construction and acquisition period of tangible and intangible assets are capitalized, as provided for under IAS 23 “Borrowing Costs”;
•

Actuarial gains and losses on pension and other post-employment benefit obligations are recognized according to the corridor method as from January 1, 2004 (see Note 1 paragraph R to the Consolidated Financial Statements);

•	Jointly-controlled entities are consolidated using the proportionate method, as provided for in IAS 31 “Interests in joint ventures”.

X) NEW ACCOUNTING PRINCIPLES NOT YET IN EFFECT

The standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) which were not yet in effect at December 31, 2007, were as follows:

Revised IAS 1 “Presentation of financial statements”

In September 2007, the IASB issued a revised version of IAS 1 “Presentation of financial statements”. The revised standard deals with the presentation of financial statements and introduces the presentation of a comprehensive income statement. It is effective for annual periods beginning on or after January 1, 2009. The application of revised IAS 1 should not have any material impact for the Group given the disclosures already presented in the Consolidated Financial Statements for the year ended December 31, 2007.

Revised IAS 23 “Borrowing costs”

In March 2007, the IASB issued a revised version of IAS 23 “Borrowing costs”. Under the revised standard, an entity shall capitalize borrowing costs that are directly attributable to the acquisition or production of a qualifying asset. The revised standard is effective for annual periods beginning on or after January 1, 2009. The application of revised IAS 23 should not have any material impact on the Group’s balance sheet, income statement and shareholders’ equity, given that the Group has already applied this method (see Note 1 paragraph W to the Consolidated Financial Statements).

IFRS 8 “Operating segments”

In November 2006, the IASB issued IFRS 8 “Operating segments”. The new standard replaces IAS 14 “Segment reporting”. It requires entities to adopt an approach based on internal information used by the management of the entity to determine reportable segments, whereas IAS 14 is based on segment risks and profitability. Entities shall apply IFRS 8 to annual periods beginning on or after January 1, 2009. The application of IFRS 8 should not have any material impact on the presentation of information by business segment in the Consolidated Financial Statements of the Group.

IFRIC 13 “Customer Loyalty Programs”

In June 2007, the IFRIC issued interpretation IFRIC 13 “Customer Loyalty Programs”. The interpretation addresses accounting by entities that grant loyalty award credits to their customers. Entities shall allocate a portion of the consideration received for the initial sale to the award credits and recognize this portion as revenue only when the obligations to supply award credits have been fulfilled. The interpretation is effective for annual periods beginning on or after July 1, 2008. The application of IFRIC 13 should not have any material effect on the Group’s balance sheet, income statement and consolidated shareholders’ equity.

IFRIC 14 “IAS 19 — The limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction”

In July 2007, the IFRIC issued interpretation IFRIC 14 “IAS 19 — The limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction”. The interpretation is effective for annual periods beginning on or after January 1, 2008. The application of IFRIC 14 should not have any material effect on the Group’s balance sheet, income statement and consolidated shareholders’ equity.

2) MAIN INDICATORS — INFORMATION BY BUSINESS SEGMENT

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment	items

Adjustment	items include:

(i)	Special items

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

The adjusted results of the Downstream and Chemical segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ performance with those of its competitors, mainly North American.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii)	Equity share of amortization of intangible assets related to the Sanofi-Aventis merger

The detail of these adjustment items is presented in Note 4 to the Consolidated Financial Statements.

Operating income (measure used to evaluate operating performance)

Revenue from sales after deducting cost of goods sold and inventory variations, other operating expenses, exploration expenses and depreciation, depletion, and amortization.

Operating income excludes the amortization of intangible assets other than mineral interests, currency translation adjustments and gains or losses on the disposal of assets.

Net operating income (measure used to evaluate the return on capital employed)

Operating income after deducting the amortization of intangible assets other than mineral interests, currency translation adjustments, gains or losses on the disposal of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, equity in income of affiliates, capitalized interest expenses), and after income taxes applicable to the above.

The income and expense not included in net operating income but included in net income are interest expenses related to non-current liabilities net of interest earned on cash and cash equivalents only, after applicable income taxes (net cost of net debt and minority interests).

Adjusted income

Operating income, net operating income, or net income excluding the effect of adjustment items described above.

Capital employed

Non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.

Return on Average Capital Employed (ROACE)

Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

Net debt

Non-current debt, including current portion, current borrowings, other current financial liabilities less cash and cash equivalents and other current financial assets.

3) CHANGES IN THE GROUP STRUCTURE, MAIN ACQUISITIONS AND DIVESTMENTS

2007

The changes in TOTAL’s activities in Venezuela and their consequences in the Consolidated Financial Statements are presented in detail in Note 32 “Other risks and contingent liabilities”.

In December 2007, TOTAL completed the sale of its 70% interest in the Milford Haven refinery in Wales (UK) to its partner Murco Petroleum Company. This operation will allow TOTAL to concentrate its UK refining operations at its wholly-owned Lindsey Oil refinery.

During the fourth quarter 2007, TOTAL progressively sold 0.4% of Sanofi-Aventis capital, thus reducing its interest to 13.06%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements.

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

The shareholders’ meeting on May 12, 2006 approved a resolution related to the spin-off of Arkema and the distribution of Arkema shares to TOTAL shareholders. Pursuant to this approval, Arkema shares were publicly listed on May 18, 2006 on Euronext Paris. For all periods presented, the contribution of Arkema entities to the consolidated net income is presented on the line “Consolidated net income from discontinued operations” on the face of the statement of income. Detailed information on the impact of this transaction is presented in Note 34 to the Consolidated Financial Statements.

2005

Pursuant to its public offer and takeover bid circular dated August 5, 2005 and extended to September 2, 2005, TOTAL acquired 78% of Deer Creek Energy Ltd as of September 13, 2005. Its offer was extended in order to acquire the shares which had not been tendered. The acquisition of all ordinary shares was completed December 13, 2005.

Deer Creek Energy Ltd has an 84% interest in the Joslyn permit in the Athabasca region of the Canadian province of Alberta.

The acquisition cost, net of cash acquired (0.1 B€) for all shares amounts to 1.1 B€. This cost essentially represents the value of the company’s mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for 1 B€.

Deer Creek Energy Ltd is fully consolidated in TOTAL’s Consolidated Financial Statements. Its contribution to 2005 consolidated net income is not material.

4) BUSINESS SEGMENT INFORMATION

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. The Group’s activities are conducted through three business segments: Upstream, Downstream and Chemicals.

•	The Upstream segment includes the exploration and production of hydrocarbons, gas and power and other energies activities;
•	The Downstream segment includes refining and marketing activities along with trading and shipping activities;
•	The Chemical segment includes Base Chemicals and Specialties.

The Corporate segment includes the operating and financial activities of the holding companies as well as healthcare activity (Sanofi-Aventis).

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

A) INFORMATION BY BUSINESS SEGMENT

2007 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	19,706	119,212	19,805	29	—	158,752
Intersegment sales	21,173	5,125	1,190	181	(27,669)	—
Excise taxes	—	(21,928)	—	—	—	(21,928)
Revenues from sales	40,879	102,409	20,995	210	(27,669)	136,824
Operating expenses	(17,697)	(96,367)	(19,076)	(627)	27,669	(106,098)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,679)	(1,218)	(495)	(33)	—	(5,425)
Operating income	19,503	4,824	1,424	(450)	—	25,301
Equity in income (loss) of affiliates and other items	1,330	284	(11)	745	—	2,348
Tax on net operating income	(11,996)	(1,482)	(426)	128	—	(13,776)
Net operating income	8,837	3,626	987	423	—	13,873
Net cost of net debt						(338)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(354)
Net income from continuing operations						13,181
Net income from discontinued operations						—
Net income						13,181

2007 (adjustments)(*) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	(11)	1,580	273	—		1,842
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(43)	(4)	—		(47)
Operating income(a)	(11)	1,537	269	—		1,795
Equity in income (loss) of affiliates and other items(b)	(4)	24	(54)	(225)		(259)
Tax on net operating income	3	(470)	(75)	(2)		(544)
Net operating income(a)	(12)	1,091	140	(227)		992
Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(14)
Net income from continuing operations						978
Net income from discontinued operations						—
Net income						978

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

(a) Of which inventory valuation effect
On operating income	—	1,529	301	—
On net operating income	—	1,098	201	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger.	—	—	—	(318)

2007 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	19,706	119,212	19,805	29	—	158,752
Intersegment sales	21,173	5,125	1,190	181	(27,669)	—
Excise taxes	—	(21,928)	—	—	—	(21,928)
Revenues from sales	40,879	102,409	20,995	210	(27,669)	136,824
Operating expenses	(17,686)	(97,947)	(19,349)	(627)	27,669	(107,940)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,679)	(1,175)	(491)	(33)	—	(5,378)
Adjusted operating income	19,514	3,287	1,155	(450)	—	23,506
Equity in income (loss) of affiliates and other items	1,334	260	43	970	—	2,607
Tax on net operating income	(11,999)	(1,012)	(351)	130	—	(13,232)
Adjusted net operating income	8,849	2,535	847	650	—	12,881
Net cost of net debt						(338)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(340)
Adjusted net income from continuing operations						12,203
Adjusted net income from discontinued operations						—
Adjusted net income						12,203

2007 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	8,882	1,875	911	54		11,722
Divestments at sale price	751	394	83	328		1,556
Cash flow from operating activities	12,692	4,148	1,096	(250)		17,686
Balance sheet as of December 31, 2007
Property, plant and equipment, intangible assets, net	32,535	8,308	5,061	213		46,117
Investments in equity affiliates	3,021	2,105	728	6,851		12,705
Loans to equity affiliates and other non-current assets	3,748	1,183	456	634		6,021
Working capital	(94)	6,811	2,774	506		9,997
Provisions and other non-current liabilities	(12,147)	(2,018)	(1,697)	(1,441)		(17,303)
Capital Employed (Balance Sheet)	27,063	16,389	7,322	6,763		57,537
Less inventory valuation effect	—	(4,198)	(424)	1,112		(3,510)
Capital Employed (Business segment information)	27,063	12,191	6,898	7,875		54,027
ROACE as a percentage (of continuing operations)	34%	21%	12%			24%

2006 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	20,782	113,887	19,113	20	—	153,802
Intersegment sales	20,603	4,927	1,169	177	(26,876)	—
Excise taxes	—	(21,113)	—	—	—	(21,113)
Revenues from sales	41,385	97,701	20,282	197	(26,876)	132,689
Operating expenses	(17,759)	(93,209)	(18,706)	(706)	26,876	(103,504)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,319)	(1,120)	(580)	(36)	—	(5,055)
Operating income	20,307	3,372	996	(545)	—	24,130
Equity in income (loss) of affiliates and other items	1,211	384	(298)	797	—	2,094
Tax on net operating income	(12,764)	(1,125)	(191)	206	—	(13,874)
Net operating income	8,754	2,631	507	458	—	12,350
Net cost of net debt						(210)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(367)
Net income from continuing operations						11,773
Net income from discontinued operations						(5)
Net income						11,768

2006 (adjustments)(*) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	(272)	(158)	(27)		(457)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(61)	—		(61)
Operating income(a)	—	(272)	(219)	(27)		(518)
Equity in income (loss) of affiliates and other items(b)	195	178	(327)	(295)		(249)
Tax on net operating income	(150)	(59)	169	(5)		(45)
Net operating income(a)	45	(153)	(377)	(327)		(812)
Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						14
Net income from continuing operations						(798)
Net income from discontinued operations						(19)
Net income						(817)

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

(a) Of which inventory valuation effect
On operating income	—	(272)	(42)	—
On net operating income	—	(327)	(28)	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger.	—	—	—	(311)

2006 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	20,782	113,887	19,113	20	—	153,802
Intersegment sales	20,603	4,927	1,169	177	(26,876)	—
Excise taxes	—	(21,113)	—	—	—	(21,113)
Revenues from sales	41,385	97,701	20,282	197	(26,876)	132,689
Operating expenses	(17,759)	(92,937)	(18,548)	(679)	26,876	(103,047)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,319)	(1,120)	(519)	(36)	—	(4,994)
Adjusted operating income	20,307	3,644	1,215	(518)	—	24,648
Equity in income (loss) of affiliates and other items	1,016	206	29	1,092	—	2,343
Tax on net operating income	(12,614)	(1,066)	(360)	211	—	(13,829)
Adjusted net operating income	8,709	2,784	884	785	—	13,162
Net cost of net debt						(210)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(381)
Adjusted net income from continuing operations						12,571
Adjusted net income from discontinued operations						14
Adjusted net income						12,585

2006 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	9,001	1,775	995	81		11,852
Divestments at sale price	1,458	428	128	264		2,278
Cash flow from operating activities	11,524	3,626	972	(61)		16,061
Balance sheet as of December 31, 2006
Property, plant and equipment, intangible assets, net	31,875	8,211	4,983	212		45,281
Investments in equity affiliates	2,153	1,922	713	7,010		11,798
Loans to equity affiliates and other non-current assets	2,744	1,065	477	585		4,871
Working capital	199	6,067	2,609	(78)		8,797
Provisions and other non-current liabilities	(11,427)	(2,093)	(1,807)	(1,052)		(16,379)
Capital Employed (Balance Sheet)	25,544	15,172	6,975	6,677		54,368
Less inventory valuation effect	—	(2,789)	(231)	738		(2,282)
Capital Employed (Business segment information)	25,544	12,383	6,744	7,415		52,086
ROACE as a percentage (of continuing operations)	35%	23%	13%			26%

2005 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	20,888	99,934	16,765	20	—	137,607
Intersegment sales	19,139	4,293	602	170	(24,204)	—
Excise taxes	—	(20,550)	—	—	—	(20,550)
Revenues from sales	40,027	83,677	17,367	190	(24,204)	117,057
Operating expenses	(18,275)	(77,517)	(15,669)	(624)	24,204	(87,881)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,331)	(1,064)	(579)	(33)	—	(5,007)
Operating income	18,421	5,096	1,119	(467)	—	24,169
Equity in income (loss) of affiliates and other items	587	422	(348)	367	—	1,028
Tax on net operating income	(10,979)	(1,570)	(170)	819	—	(11,900)
Net operating income	8,029	3,948	601	719	—	13,297
Net cost of net debt						(193)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(373)
Net income from continuing operations						12,731
Net income from discontinued operations						(458)
Net income						12,273

2005 (adjustments)(*) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	1,197	49	—		1,246
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(78)	—		(78)
Operating income(a)	—	1,197	(29)	—		1,168
Equity in income (loss) of affiliates and other items(b)	—	76	(386)	(545)		(855)
Tax on net operating income	—	(241)	49	590		398
Net operating income(a)	—	1,032	(366)	45		711
Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(8)
Net income from continuing operations						703
Net income from discontinued operations						(433)
Net income						270

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

(a) Of which inventory valuation effect
On operating income	—	1,197	68	—
On net operating income	—	1,032	50	—
(b) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger.	—	—	—	(337)

2005 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	20,888	99,934	16,765	20	—	137,607
Intersegment sales	19,139	4,293	602	170	(24,204)	—
Excise taxes	—	(20,550)	—	—	—	(20,550)
Revenues from sales	40,027	83,677	17,367	190	(24,204)	117,057
Operating expenses	(18,275)	(78,714)	(15,718)	(624)	24,204	(89,127)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,331)	(1,064)	(501)	(33)	—	(4,929)
Adjusted operating income	18,421	3,899	1,148	(467)	—	23,001
Equity in income (loss) of affiliates and other items	587	346	38	912	—	1,883
Tax on net operating income	(10,979)	(1,329)	(219)	229	—	(12,298)
Adjusted net operating income	8,029	2,916	967	674	—	12,586
Net cost of net debt						(193)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(365)
Adjusted net income from continuing operations						12,028
Adjusted net income from discontinued operations						(25)
Adjusted net income						12,003

2005 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	8,111	1,779	1,115	190		11,195
Divestments at sale price	692	204	59	133		1,088
Cash flow from operating activities	10,111	2,723	946	889		14,669
Balance sheet as of December 31, 2005
Property, plant and equipment, intangible assets, net	30,140	8,016	6,567	229		44,952
Investments in equity affiliates	1,958	1,575	733	7,087		11,353
Loans to equity affiliates and other non-current assets	2,673	1,386	848	702		5,609
Working capital	(432)	6,035	3,927	96		9,626
Provisions and other non-current liabilities	(10,817)	(2,409)	(2,827)	(1,387)		(17,440)
Capital Employed (balance sheet)	23,522	14,603	9,248	6,727		54,100
Less inventory valuation effect	—	(3,182)	(261)	786		(2,657)
Capital Employed (Business segment information)	23,522	11,421	8,987	7,513		51,443
ROACE as a percentage (of continuing operations)	40%	28%	15%			29%

B) RECONCILIATION BETWEEN BUSINESS SEGMENT INFORMATION AND THE CONSOLIDATED STATEMENT OF INCOME

The table below reconciles the information presented above with the Consolidated Statement of Income:

2007 (M€)	Adjusted	Adjustments(a)	Consolidated Statement of Income
Sales	158,752	—	158,752
Excise taxes	(21,928)	—	(21,928)
Revenues from sales	136,824	—	136,824

Purchases, net of inventory variation	(89,688)	1,881	(87,807)
Other operating expenses	(17,375)	(39)	(17,414)
Exploration costs	(877)	—	(877)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,378)	(47)	(5,425)
Other income	384	290	674
Other expense	(225)	(245)	(470)

Financial interest on debt	(1,783)	—	(1,783)
Financial income from marketable securities and cash equivalents	1,244	—	1,244
Cost of net debt	(539)	—	(539)
Other financial income	643	—	643
Other financial expense	(274)	—	(274)

Income taxes	(13,031)	(544)	(13,575)

Equity in income (loss) of affiliates	2,079	(304)	1,775
Net income from continuing operations (Group without Arkema)	12,543	992	13,535
Net income from discontinued operations (Arkema)	—	—	—
Consolidated net income	12,543	992	13,535
Group share	12,203	978	13,181
Minority interests and dividends on subsidiaries’ redeemable preferred shares	340	14	354

(a)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

2006 (M€)	Adjusted	Adjustments(a)	Consolidated Statement of Income
Sales	153,802	—	153,802
Excise taxes	(21,113)	—	(21,113)
Revenues from sales	132,689	—	132,689
Purchases, net of inventory variation	(83,020)	(314)	(83,334)
Other operating expenses	(19,393)	(143)	(19,536)
Exploration costs	(634)	—	(634)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,994)	(61)	(5,055)
Other income	423	366	789
Other expense	(330)	(373)	(703)
Financial interest on debt	(1,731)	—	(1,731)
Financial income from marketable securities and cash equivalents	1,367	—	1,367
Cost of net debt	(364)	—	(364)
Other financial income	592	—	592
Other financial expense	(277)	—	(277)
Income taxes	(13,675)	(45)	(13,720)
Equity in income (loss) of affiliates	1,935	(242)	1,693
Net income from continuing operations (Group without Arkema)	12,952	(812)	12,140
Net income from discontinued operations (Arkema)	14	(19)	(5)
Consolidated net income	12,966	(831)	12,135
Group share	12,585	(817)	11,768
Minority interests and dividends on subsidiaries’ redeemable preferred shares	381	(14)	367

(a)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

2005 (M€)	Adjusted	Adjustments(a)	Consolidated Statement of Income
Sales	137,607	—	137,607
Excise taxes	(20,550)	—	(20,550)
Revenues from sales	117,057	—	117,057
Purchases, net of inventory variation	(71,555)	1,264	(70,291)
Other operating expenses	(17,141)	(18)	(17,159)
Exploration costs	(431)	—	(431)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,929)	(78)	(5,007)
Other income	174	—	174
Other expense	(64)	(391)	(455)
Financial interest on debt	(1,214)	—	(1,214)
Financial income from marketable securities and cash equivalents	927	—	927
Cost of net debt	(287)	—	(287)
Other financial income	396	—	396
Other financial expense	(260)	—	(260)
Income taxes	(12,204)	398	(11,806)
Equity in income (loss) of affiliates	1,637	(464)	1,173
Net income from continuing operations (Group without Arkema)	12,393	711	13,104
Net income from discontinued operations (Arkema)	(28)	(433)	(461)
Consolidated net income	12,365	278	12,643
Group share	12,003	270	12,273
Minority interests and dividends on subsidiaries’ redeemable preferred shares	362	8	370

(a)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

C) ADJUSTMENT ITEMS BY BUSINESS SEGMENT

The adjustment items for income as per Note 2 to the Consolidated Financial Statements are detailed as follows:

Adjustments to operating income

2007 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,529	301	—	1,830
Restructuring charges	—	—	—	—	—
Asset impairment charges	—	(43)	(4)	—	(47)
Other items	(11)	51	(28)	—	12
Total	(11)	1,537	269	—	1,795

Adjustments to net income

2007 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,084	201	—	1,285
TOTAL’s equity share of special items recorded by Sanofi-Aventis	—	—	—	75	75
TOTAL’s equity share of adjustment related to the Sanofi-Aventis merger	—	—	—	(318)	(318)
Restructuring charges	—	(20)	(15)	—	(35)
Asset impairment charges	(93)	(61)	(8)	—	(162)
Gains/(Losses) on disposals of assets	89	101	—	116	306
Other items	(8)	(27)	(38)	(100)	(173)
Total	(12)	1,077	140	(227)	978

Adjustments to operating income

2006 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	(272)	(42)	—	(314)
Restructuring charges	—	—	(25)	—	(25)
Asset impairment charges	—	—	(61)	—	(61)
Other items	—	—	(91)	(27)	(118)
Total	—	(272)	(219)	(27)	(518)

Adjustments to net income

2006 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	(330)	(28)	—	(358)
TOTAL’s equity share of special items recorded by Sanofi-Aventis	—	—	—	(81)	(81)
TOTAL’s equity share of adjustment related to the Sanofi-Aventis merger	—	—	—	(309)	(309)
Restructuring charges	—	—	(154)	—	(154)
Asset impairment charges	—	—	(40)	—	(40)
Gains/(Losses) on disposals of assets	130	174	—	—	304
Other items	(71)	—	(172)	64	(179)
Total	59	(156)	(394)	(326)	(817)

Adjustments to operating income

2005 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,197	68	—	1,265
Restructuring charges	—	—	(19)	—	(19)
Asset impairment charges	—	—	(71)	—	(71)
Other items	—	—	(7)	—	(7)
Total	—	1,197	(29)	—	1,168

Adjustments to net income

2005 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,022	50	—	1,072
TOTAL’s equity share of special items recorded by Sanofi-Aventis	—	—	—	(207)	(207)
TOTAL’s equity share of adjustment related to the Sanofi-Aventis merger	—	—	—	(335)	(335)
Restructuring charges	—	—	(130)	—	(130)
Asset impairment charges	—	—	(215)	—	(215)
Gains/(Losses) on disposals of assets	—	—	—	—	—
Other items	—	—	(501)	586	85
Total	—	1,022	(796)	44	270

D) ADDITIONAL INFORMATION ON IMPAIRMENTS

In the Upstream, Downstream and Chemicals segments, impairments of assets have been recognized for the year ended December 31, 2007, with an impact of 47 M€ in operating income and 162 M€ in net income, Group share. These items are identified in paragraph 4C above as adjusting items with the heading “Asset impairment charges”.

These impairment losses impact certain Cash Generating Units (CGU) for which there were indications of impairment, due mainly to changes in the economic environment of their specific businesses. The CGUs of the Upstream segment affected by these impairments are associates accounted for by the equity method. The CGUs of the Downstream segment are affiliates or groups of affiliates organized mostly by country. CGUs of the Chemicals segment are worldwide business units, including activities or products with common strategic, commercial and industrial characteristics.

In addition,

•	The recoverable amount of CGUs has been based on their value in use, as defined in Note 1 paragraph L to the Consolidated Financial Statements “Impairment of long-lived assets”;
•	Future cash flows including specific risks attached to CGU assets have been discounted using an 8% after tax discount rate.

These assumptions have been applied consistently for the years ending in 2007, 2006 and 2005.

For the year ended December 31, 2006, changes in the economic environment of certain business units of the Chemicals segment had triggered the recognition of impairments of assets for 61 M€ in operating income and 40 M€ in net income, Group share.

For the year ended December 31, 2005, changes in the economic environment of certain business units of the Chemicals segment had triggered the recognition of impairments of assets for 71 M€ in operating income and 215 M€ in net income, Group share.

No reversal of impairment losses has been recognized in 2005, 2006 and 2007.

5) INFORMATION BY GEOGRAPHICAL AREA

(M€)	France	Rest of Europe	North America	Africa	Far East and rest of the world	Total
2007
Non-Group sales(a)	37,949	73,757	12,404	10,401	24,241	158,752
Property, plant and equipment, intangible assets, net	6,437	14,554	4,444	11,872	8,810	46,117
Capital expenditures	1,627	2,538	740	3,745	3,072	11,722
2006
Non-Group sales(a)	36,890	70,992	13,031	10,086	22,803	153,802
Property, plant and equipment, intangible assets, net	5,860	14,066	4,318	10,595	10,442	45,281
Capital expenditures	1,919	2,355	881	3,326	3,371	11,852
2005
Non-Group sales(a)	34,362	53,727	17,663	8,304	23,551	137,607
Property, plant and equipment, intangible assets, net	6,300	14,148	4,748	9,546	10,210	44,952
Capital expenditures	1,967	2,178	1,691	2,858	2,501	11,195

(a)	Non-Group sales from continuing operations.

6) OPERATING EXPENSES

Year ended December 31, (M€)	2007	2006	2005
Purchases, net of inventory variation(a)	(87,807)	(83,334)	(70,291)
Exploration costs	(877)	(634)	(431)
Other operating expenses(b)	(17,414)	(19,536)	(17,159)
Of which non-current operating liabilities (allowances) reversals	781	454	394
Of which current operating liabilities (allowances) reversals	(42)	(111)	(51)
Operating expenses	(106,098)	(103,504)	(87,881)

(a)	Includes royalties paid on oil and gas production in the Upstream segment (see in particular the taxes paid to Middle East oil producing countries for the Group’s concessions as detailed in Note 33 to the Consolidated Financial Statements “Other information”).
(b)	Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 26 to the Consolidated Financial Statements “Payroll and staff”).

7) OTHER INCOME AND OTHER EXPENSE

As of December 31, (M€)	2007	2006	2005
Gains (Losses) on disposal of assets	639	789	98
Foreign exchange gains	35	—	76
Other income	674	789	174
Foreign exchange losses	—	(30)	—
Amortization of other intangible assets (excluding mineral interests)	(178)	(182)	(182)
Toulouse AZF	—	(100)	(100)
Other	(292)	(391)	(173)
Other expense	(470)	(703)	(455)

In 2007, gains and losses on disposal of assets are mainly related to sales of non-current assets in the Upstream and Downstream sectors, as well as disposal of shares of Sanofi-Aventis. The “Other” heading is comprised of:

•	51 M€ of restructuring charges in the Downstream and Chemicals segments;
•	100 M€ of changes in provisions related to various antitrust investigations as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”.

In 2006, gains and losses on disposal of assets were mainly related to sales of financial assets. The “Other” heading was comprised of:

•	188 M€ of restructuring charges in the Chemicals segment;
•	32 M€ of changes in provisions related to various antitrust investigations as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”.

8) OTHER FINANCIAL INCOME AND EXPENSE

As of December 31, (M€)	2007	2006	2005
Dividend income on non-consolidated companies	218	237	164
Capitalized financial expenses	322	236	101
Other	103	119	131
Other financial income	643	592	396

Accretion of asset retirement obligations	(189)	(182)	(162)
Other	(85)	(95)	(98)
Other financial expense	(274)	(277)	(260)

9) INCOME TAXES

Since 1966, the Group has been taxed in accordance with the consolidated income tax treatment approved on a renewable basis by the French Ministry of Economy, Finance and Industry. The renewal of the agreement has been granted for the period 2005-2007 and requested for the period 2008-2010.

No deferred tax is recognized for the temporary differences between the financial statement carrying amount and tax bases of investments in foreign subsidiaries which are considered to be permanent investments.

Undistributed earnings of foreign subsidiaries considered to be reinvested indefinitely amounted to 18,106 M€ as of December 31, 2007. The determination of the tax effect relating to such reinvested income is not practicable.

In addition, no deferred tax is recognized on unremitted earnings (approximately 12,682 M€) of the Group’s French subsidiaries has been made since the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares.

Income taxes are detailed as follows:

As of December 31, (M€)	2007	2006	2005
Current income taxes	(12,141)	(12,997)	(11,362)
Deferred income taxes	(1,434)	(723)	(444)
Total income taxes	(13,575)	(13,720)	(11,806)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances as of December 31, 2007, 2006 and 2005 are as follows:

As of December 31, (M€)	2007	2006	2005
Net operating losses and tax carry forwards	560	633	484
Employee benefits	760	830	949
Other temporary non-deductible provisions	2,341	2,157	2,637
Gross deferred tax assets	3,661	3,620	4,070
Valuation allowance	(449)	(572)	(536)
Net deferred tax assets	3,212	3,048	3,534
Excess tax over book depreciation	(9,254)	(8,180)	(7,769)
Other temporary tax deductions	(1,209)	(1,237)	(1,435)
Gross deferred tax liability	(10,463)	(9,417)	(9,204)
Net deferred tax liability	(7,251)	(6,369)	(5,670)

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31, (M€)		2007	2006	2005
Deferred tax assets, non-current	(Note 14)	797	806	1,392
Deferred tax assets, current	(Note 16)	112	94	126
Deferred tax liabilities, non-current (Deferred tax)		(7,933)	(7,139)	(6,976)
Deferred tax liabilities, current		(227)	(130)	(212)
Net amount		(7,251)	(6,369)	(5,670)

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31, (M€)	2007	2006	2005
Opening balance	(6,369)	(5,670)	(5,100)
Deferred tax on income for continuing operations	(1,434)	(723)	(444)
Deferred tax on income for discontinued operations	—	(10)	53
Deferred tax on shareholders’ equity(a)	(6)	(17)	176
Changes in scope of consolidation(b)	158	(311)	29
Currency translation adjustment	400	362	(384)
Closing balance	(7,251)	(6,369)	(5,670)

(a)	This amount includes mainly current income taxes and deferred taxes for transactions on treasury shares and for changes in fair value of listed securities classified as financial assets available for sale.
(b)	This amount includes mainly the impact of the spin-off of Arkema for 2006.

Reconciliation between provision for income taxes and pre-tax income (excluding Arkema):

As of December 31, (M€)	2007	2006	2005
Net income from continuing operations	13,535	12,140	13,103
Provision for income taxes	13,575	13,720	11,806
Pre-tax income	27,110	25,860	24,909
French statutory tax rate	34.43%	34.43%	34.93%
Theoretical tax charge	(9,334)	(8,904)	(8,701)
Difference between French and foreign income tax rates	(5,118)	(5,484)	(4,128)
Tax effect of equity in income (loss) of affiliates	611	583	410
Permanent differences	122	324	253
Adjustments on prior years income taxes	75	(87)	(55)
Adjustments on deferred tax related to tax rates variations	(16)	(88)	576
Change in valuation allowance	80	(62)	(151)
Other	5	(2)	(10)
Net provision for income taxes	(13,575)	(13,720)	(11,806)

The French statutory tax rate includes the standard corporate tax rate (33.33%) and additional taxes applicable that bring the overall tax rate to 34.43% in 2007 (34.43% in 2006 and 34.93% in 2005).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities and within the consolidated income tax treatment.

Net operating losses and tax credit carry forwards

Deferred tax assets related to net operating losses and tax carry forwards were available in various tax jurisdictions, expiring in the following years:

As of December 31, (M€)	2007		2006		2005
	Basis	Tax	Basis	Tax	Basis	Tax
2006	—	—	—	—	225	106
2007	—	—	234	115	165	81
2008	290	141	210	102	144	70
2009	222	109	157	80	68	32
2010(a)	129	59	299	104	27	11
2011(b)	33	13	23	9	—	—
2012 and after	68	22	—	—	—	—
Unlimited	641	216	638	223	559	184
Total	1,383	560	1,561	633	1,188	484

(a)	Net operating losses and tax credit carry forwards in 2010 and after for 2005.
(b)	Net operating losses and tax credit carry forwards in 2011 and after for 2006.

10) INTANGIBLE ASSETS

As of December 31, 2007 (M€)	Cost	Depreciation and amortization	Net
Goodwill	1,684	(617)	1,067
Proved and unproved mineral interests	5,327	(2,310)	3,017
Other intangible assets	2,452	(1,886)	566
Total intangible assets	9,463	(4,813)	4,650

As of December 31, 2006 (M€)	Cost	Depreciation and amortization	Net
Goodwill	1,759	(635)	1,124
Proved and unproved mineral interests	5,457	(2,473)	2,984
Other intangible assets	2,377	(1,780)	597
Total intangible assets	9,593	(4,888)	4,705

As of December 31, 2005 (M€)	Cost	Depreciation and amortization	Net
Goodwill	2,479	(1,318)	1,161
Proved and unproved mineral interests	5,213	(2,659)	2,554
Other intangible assets	2,684	(2,015)	669
Total intangible assets	10,376	(5,992)	4,384

The variation of net intangible assets is analyzed in the following table:

(M€)	Net amount as of January 1,	Acquisitions	Disposals	Net depreciation and amortization	Currency translation adjustment	Other	Net amount as of December 31,
2007	4,705	472	(160)	(274)	(208)	115	4,650
2006	4,384	675	(25)	(282)	(337)	290	4,705
2005	3,176	274	(91)	(370)	296	1,099	4,384

In 2005, the heading “Others” includes mainly the impact of “proved and unproved mineral interests” from Deer Creek Energy Ltd for 1,015 M€ (see Note 3 to the Consolidated Financial Statements).

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2007 is as follows:

(M€)	Net goodwill as of January 1, 2007	Increases	Impairments	Other	Net goodwill as of December 31, 2007
Upstream	95	—	(13)	(4)	78
Downstream	138	6	—	(12)	132
Chemicals	866	18	(5)	(47)	832
Holding	25	—	—	—	25
Total	1,124	24	(18)	(63)	1,067

11) PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2007 (M€)	Cost	Depreciation and amortization	Net
Upstream properties
Proved properties	60,124	(38,735)	21,389
Unproved properties	48	(1)	47
Work in progress	7,010	—	7,010
Subtotal	67,182	(38,736)	28,446
Other property, plant and equipment
Land	1,460	(417)	1,043
Machinery, plant and equipment (including transportation equipment)	20,575	(14,117)	6,458
Buildings	5,505	(3,430)	2,075
Work in progress	1,832	(4)	1,828
Other	6,291	(4,674)	1,617
Subtotal	35,663	(22,642)	13,021
Total property, plant and equipment	102,845	(61,378)	41,467

As of December 31, 2006 (M€)	Cost	Depreciation and amortization	Net
Upstream properties
Proved properties	60,063	(39,211)	20,852
Unproved properties	20	(1)	19
Work in progress	7,080	(22)	7,058
Subtotal	67,163	(39,234)	27,929
Other property, plant and equipment
Land	1,550	(445)	1,105
Machinery, plant and equipment (including transportation equipment)	20,724	(14,131)	6,593
Buildings	5,392	(3,289)	2,103
Work in progress	1,228	(14)	1,214
Other	6,154	(4,522)	1,632
Subtotal	35,048	(22,401)	12,647
Total property, plant and equipment	102,211	(61,635)	40,576

As of December 31, 2005 (M€)	Cost	Depreciation and amortization	Net
Upstream properties
Proved properties	58,980	(38,646)	20,334
Unproved properties	8	(1)	7
Work in progress	6,136	(29)	6,107
Subtotal	65,124	(38,676)	26,448
Other property, plant and equipment
Land	1,646	(392)	1,254
Machinery, plant and equipment (including transportation equipment)	23,533	(16,699)	6,834
Buildings	6,444	(4,070)	2,374
Work in progress	1,482	(31)	1,451
Other	7,805	(5,598)	2,207
Subtotal	40,910	(26,790)	14,120
Total property, plant and equipment	106,034	(65,466)	40,568

The variation of net property, plant and equipment is analyzed in the following table:

(M€)	Net amount as of January 1,	Acquisitions	Disposals	Net depreciation and amortization	Currency translation adjustment	Other	Net amount as of December 31,
2007	40,576	10,241	(729)	(5,674)	(2,347)	(600)	41,467
2006	40,568	9,209	(175)	(5,010)	(2,373)	(1,643)	40,576
2005	34,906	8,208	(336)	(5,282)	3,013	59	40,568

As of December 31, 2007 the “Disposals” heading includes mainly the impact of conversion of the Sincor project and the disposal of the Group’s interest in the Milford Haven refinery .The “Other” heading mainly includes the impact of conversion of Sincor and the changes in Property, plant and equipment related to asset retirement obligations.

As of December 31, 2006 the “Other” heading mainly includes the impact of the spin-off of Arkema for 1,310 M€.

Property, plant and equipment presented above include the following amounts for facilities and equipment under finance leases that have been capitalized:

As of December 31, 2007 (M€)	Cost	Depreciation and amortization	Net
Machinery, plant and equipment	503	(265)	238
Buildings	35	(29)	6
Other	—	—	—
Total	538	(294)	244

As of December 31, 2006 (M€)	Cost	Depreciation and amortization	Net
Machinery, plant and equipment	518	(244)	274
Buildings	40	(27)	13
Other	—	—	—
Total	558	(271)	287

As of December 31, 2005 (M€)	Cost	Depreciation and amortization	Net
Machinery, plant and equipment	491	(212)	279
Buildings	26	(18)	8
Other	—	—	—
Total	517	(230)	287

12) EQUITY AFFILIATES: INVESTMENTS AND LOANS

Equity Value (M€)	As of December 31,
	2007	2006	2005	2007	2006	2005
	% owned			Equity value
NLNG	15.00%	15.00%	15.00%	1,062	887	726
Sincor(a)	30.32%	—	—	534	—	—
CEPSA (Upstream share)	48.83%	48.83%	45.28%	246	253	311
Qatargas	10.00%	10.00%	10.00%	172	186	156
Angola LNG Ltd.(d)	13.60%	—	—	155	—	—
Société du Terminal Méthanier de Fos Cavaou(c)	30.30%	30.30%	—	92	63	—
SCP Limited	10.00%	10.00%	10.00%	91	100	89
Qatar Liquefied Gas Company Limited II(c)	8.35%	8.35%	—	86	55	—
Gasoducto Gasandes Argentina	56.50%	56.50%	56.50%	74	115	132
Ocensa	15.20%	15.20%	15.20%	57	64	71
Moattama Gas Transportation Cy	31.24%	31.24%	31.24%	53	61	64
Gaz Transport et Technigaz(d)	30.00%	—	—	46	—	—
Abu Dhabi Gas Ind. Ltd.	15.00%	15.00%	15.00%	43	48	54
Laffan Refinery	10.00%	10.00%	10.00%	39	22	9
Tenesol	50.00%	50.00%	50.00%	36	33	17
Gasoducto Gasandes sa (Chili)	56.50%	56.50%	56.50%	33	39	40
Total Tractebel Emirates Power Company	50.00%	50.00%	50.00%	29	61	55
South Hook LNG Terminal Company(c)	8.35%	8.35%	—	21	10	—
Gas Invest SA	27.24%	27.24%	27.24%	19	53	47
Hidroneuquen Piedra del Aguila(b)	—	—	41.30%	—	—	61
Other	—	—	—	133	103	119
Total Upstream				3,021	2,153	1,951
CEPSA (Downstream share)	48.83%	48.83%	45.28%	1,932	1,735	1,372
Wepec	22.41%	22.41%	22.41%	70	62	74
Other	—	—	—	103	125	129
Total Downstream				2,105	1,922	1,575
CEPSA (Chemicals share)	48.83%	48.83%	45.28%	524	503	431
Qatar Petrochemical Company Ltd	20.00%	20.00%	20.00%	150	147	141
Other	—	—	—	54	63	161
Total Chemicals				728	713	733
Sanofi-Aventis	13.06%	13.13%	13.19%	6,851	7,010	7,087
CEPSA (Holding share)	48.83%	48.83%	45.28%	—	—	—
Other	—	—	—	—	—	7
Total Holding				6,851	7,010	7,094
Total investments				12,705	11,798	11,353
Loans				2,575	1,533	1,299
Total investments and loans				15,280	13,331	12,652

(a)	See Note 32 to the Consolidated Financial Statements.
(b)	Investment disposed of in 2006.
(c)	Investment accounted for by the equity method as from 2006.
(d)	Investment accounted for by the equity method as from 2007.

Equity in income (loss) (M€)	As of December 31,
	2007	2006	2005	2007	2006	2005
	% owned			Equity in income (loss)
NLNG	15.00%	15.00%	15.00%	477	329	190
CEPSA (Upstream share)	48.83%	48.83%	45.28%	88	104	99
Qatargas	10.00%	10.00%	10.00%	74	119	46
Angola LNG Ltd.(c)	13.60%	—	—	7	—	—
Société du Terminal Méthanier de Fos Cavaou(b)	30.30%	30.30%	—	(2)	(4)	—
SCP Limited	10.00%	10.00%	10.00%	1	—	—
Qatar Liquefied Gas Company Limited II(b)	8.35%	8.35%	—	(5)	—	—
Gasoducto Gasandes Argentina	56.50%	56.50%	56.50%	(22)	7	7
Ocensa	15.20%	15.20%	15.20%	—	—	—
Moattama Gas Transportation Cy	31.24%	31.24%	31.24%	67	63	45
Gaz Transport et Technigaz(c)	30.00%	—	—	45	—	—
Abu Dhabi Gas Ind. Ltd.	15.00%	15.00%	15.00%	—	—	—
Laffan Refinery	10.00%	10.00%	10.00%	—	—	—
Tenesol	50.00%	50.00%	50.00%	3	7	4
Gasoducto Gasandes sa (Chili)	56.50%	56.50%	56.50%	—	—	—
Total Tractebel Emirates Power Company	50.00%	50.00%	50.00%	6	3	3
South Hook LNG Terminal Company(b)	8.35%	8.35%	—	—	—	—
Gas Invest SA	27.24%	27.24%	27.24%	(31)	12	(3)
Hidroneuquen Piedra del Aguila(a)	—	—	41.30%	—	—	4
Humber Power Ltd(a)	—	—	—	—	—	16
Other	—	—	—	33	6	24
Total Upstream				741	646	435
CEPSA (Downstream share)	48.83%	48.83%	45.28%	253	246	321
Wepec	22.41%	22.41%	22.41%	14	1	11
Other	—	—	—	(1)	26	24
Total Downstream				266	273	356
CEPSA (Chemicals share)	48.83%	48.83%	45.28%	24	26	39
Qatar Petrochemical Company Ltd	20.00%	20.00%	20.00%	55	45	39
Other	—	—	—	1	—	4
Total Chemicals				80	71	82
Sanofi-Aventis	13.06%	13.13%	13.19%	688	556	299
CEPSA (Holding share)	48.83%	48.83%	45.28%	—	147	—
Other	—	—	—	—	—	1
Total Holding				688	703	300
Total investments				1,775	1,693	1,173

(a)	Investment disposed of in 2005 and 2006.
(b)	Investment accounted for by the equity method as from 2006.
(c)	Investment accounted for by the equity method as from 2007.

The market value of the Group’s share in CEPSA amounted to 9,277 M€ as of December 31, 2007. The market value of the Group’s share in Sanofi-Aventis amounted to 10,925 M€ as of December 31, 2007.

CEPSA
Condensed Balance Sheet as of December 31, 2007 (M€)
Non-current assets	4,562	Shareholders’ equity	5,282
Current assets	4,879	Non-current liabilities	1,183
		Current liabilities	2,976
Total	9,441	Total	9,441

Income Statement Information for the year ended December 31, 2007 (M€)
Revenues			21,231
Consolidated net income, Group share			748

Sanofi-Aventis
Condensed Balance Sheet as of December 31, 2007 (M€)
Non-current assets	59,361	Shareholders’ equity	44,719
Current assets	12,553	Non-current liabilities	17,526
		Current liabilities	9,669
Total	71,914	Total	71,914

Income Statement Information for the year ended December 31, 2007 (M€)
Revenues			28,052
Consolidated net income, Group share			5,263

13) OTHER INVESTMENTS

As of December 31, 2007 (M€)	Carrying amount	Unrealized gain (loss)	Balance Sheet value
Areva(a)	69	216	285
Arkema	16	97	113
Nymex Holdings Inc	1	15	16
Other publicly traded equity securities	—	—	—
Total publicly traded equity securities(b)	86	328	414
BBPP	71	—	71
BTC Limited	161	—	161
Other equity securities	645	—	645
Total other equity securities(b)	877	—	877
Other investments	963	328	1,291

As of December 31, 2006 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Areva(a)	69	135	204
Arkema	16	82	98
Other publicly traded equity securities	1	1	2
Total publicly traded equity securities(b)	86	218	304
BBPP	80	—	80
BTC Limited	185	—	185
Other equity securities	681	—	681
Total other equity securities(b)	946	—	946
Other investments	1,032	218	1,250

As of December 31, 2005 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
I.C.E. (Inter Continental Exchange)(c)	1	138	139
Santander Central Hispano (SCH)(c)	93	88	181
Areva(a)	69	79	148
Other publicly traded equity securities	1	—	1
Total publicly traded equity securities(b)	164	305	469
BBPP	89	—	89
BTC Limited	177	—	177
Other equity securities	781	—	781
Total other equity securities(b)	1,047	—	1,047
Other investments	1,211	305	1,516

(a)	Unrealized gain based on the investment certificate.
(b)	Including cumulative impairments of 632 M€ in 2007, 668 M€ in 2006 and 820 M€ in 2005.
(c)	Shares sold in 2006.

These investments are classified as “Financial assets held for sale” (see Note 1 paragraph Mii to the Consolidated Financial Statements).

14) OTHER NON-CURRENT ASSETS

As of December 31, 2007 (M€)	Gross value	Valuation allowance	Net value
Deferred income tax assets	797	—	797
Loans and advances(a)	1,378	(527)	851
Other	507	—	507
Total	2,682	(527)	2,155

As of December 31, 2006 (M€)	Gross value	Valuation allowance	Net value
Deferred income tax assets	806	—	806
Loans and advances(a)	1,513	(488)	1,025
Other	257	—	257
Total	2,576	(488)	2,088

As of December 31, 2005 (M€)	Gross value	Valuation allowance	Net value
Deferred income tax assets	1,392	—	1,392
Loans and advances(a)	1,786	(584)	1,202
Other	200	—	200
Total	3,378	(584)	2,794

(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

(M€) For the year ended December 31,	Valuation allowance as of January 1,	Increase	Decrease	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2007	(488)	(13)	6	(32)	(527)
2006	(584)	(6)	23	79	(488)
2005	(607)	(13)	19	17	(584)

15) INVENTORIES

As of December 31, 2007 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,746	—	4,746
Refined products	6,874	(11)	6,863
Chemical products	1,188	(91)	1,097
Other inventories	1,368	(223)	1,145
Total	14,176	(325)	13,851

As of December 31, 2006 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,038	(90)	3,948
Refined products	5,373	(44)	5,329
Chemical products	1,544	(90)	1,454
Other inventories	1,231	(216)	1,015
Total	12,186	(440)	11,746

As of December 31, 2005 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	3,619	—	3,619
Refined products	5,584	(14)	5,570
Chemical products	2,803	(175)	2,628
Other inventories	1,097	(224)	873
Total	13,103	(413)	12,690

16) ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

As of December 31, 2007 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	19,611	(482)	19,129
Recoverable taxes	2,735	—	2,735
Other operating receivables	4,457	(27)	4,430
Deferred income tax	112	—	112
Prepaid expenses	687	—	687
Other current assets	42	—	42
Other current assets	8,033	(27)	8,006

As of December 31, 2006 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	17,882	(489)	17,393
Recoverable taxes	2,098	—	2,098
Other operating receivables	4,306	(39)	4,267
Deferred income tax	94	—	94
Prepaid expenses	745	—	745
Other current assets	43	—	43
Other current assets	7,286	(39)	7,247

As of December 31, 2005 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	20,174	(562)	19,612
Recoverable taxes	2,119	—	2,119
Other operating receivables	3,773	(63)	3,710
Deferred income tax	126	—	126
Prepaid expenses	799	—	799
Other current assets	45	—	45
Other current assets	6,862	(63)	6,799

Changes in the valuation allowance on accounts receivable and other current assets are as follows:

(M€)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustments and other variations	Valuation allowance as of December 31,
Accounts receivable
2007	(489)	(25)	32	(482)
2006	(562)	6	67	(489)
2005	(488)	(37)	(37)	(562)

Other current assets
2007	(39)	(4)	16	(27)
2006	(63)	(1)	25	(39)
2005	(37)	1	(27)	(63)

17) SHAREHOLDERS’ EQUITY

NUMBER OF TOTAL SHARES

The Company’s common shares, par value of €2.50 per share, as of December 31, 2007 are the only category of shares. Shares may be held in either bearer or registered form.

Double voting rights are granted to holders of shares that are fully paid and held in the name of the same shareholder for at least two years, with due consideration for the total portion of the share capital represented. Double voting rights are also assigned to restricted shares in the event of an increase in share capital by incorporation of reserves, profits or premiums based on shares already held that are entitled to double voting rights.

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

The authorized capital amounts to 4,042,585,605 shares as of December 31, 2007 against 4,081,629,794 as of December 31, 2006 and 1,034,280,640 as of December 31, 2005 (or 4,137,122,560 pursuant to the four-for-one split of the shares of May 18, 2006).

		Historical figures	Restated historical figures(a)
As of January 1, 2005		635,015,108	2,540,060,432
Shares issued in connection with:	Exercise of TOTAL share subscription options	133,257	533,028
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	1,043,499	4,173,996
Cancellation of shares(b)		(21,075,568)	(84,302,272)
As of January 1, 2006		615,116,296	2,460,465,184
Shares issued in connection with:	Four-for-one split of shares par value	1,845,348,888
	Capital increase reserved for employees	11,141,320	11,141,320
	Exercise of TOTAL share subscription options	849,319	849,319
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	332,130	332,130
Cancellation of shares(c)		(47,020,000)	(47,020,000)
As of January 1, 2007		2,425,767,953	2,425,767,953
Shares issued in connection with:	Exercise of TOTAL share subscription options	2,453,832
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	315,312
Cancellation of shares(d)		(33,005,000)
As of December 31, 2007(e)		2,395,532,097

(a)	Historical figures are restated as per the four-for-one split of the shares of May 18, 2006.
(b)	Decided by the Board of Directors on July 19, 2005 and November 3, 2005.
(c)	Decided by the Board of Directors on July 18, 2006.
(d)	Decided by the Board of Directors on January 10, 2007.
(e)	Including 151,421,232 treasury shares deducted from consolidated shareholders’ equity.

The variation of the weighted-average number of diluted shares used in the calculation of earnings per share is detailed as follows:

Number of shares as of January 1, 2007	2,425,767,953
Number of shares issued during the year (pro rated)
Exercise of TOTAL share subscription options	1,020,190
Exercise of TOTAL share purchase options	4,141,186
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	163,074
TOTAL restricted shares	1,114,796
TOTAL shares held by TOTAL S.A. or by its subsidiaries and deducted from shareholders’ equity	(176,912,968)
Weighted-average number of shares	2,255,294,231
Dilutive effect
TOTAL share subscription and purchase options	13,698,928
TOTAL restricted shares	4,387,761
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	655,955
Capital increase reserved for employees	348,109
Weighted-average number of diluted shares	2,274,384,984

CAPITAL INCREASE RESERVED FOR GROUP EMPLOYEES

At the shareholders’ meeting held on May 11, 2007, the shareholders delegated to the Board of Directors the authority to increase the share capital of the Company in one or more transactions and within a maximum period of 26 months from the date of the meeting, by an amount not exceeding 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made reserving subscriptions for such issuance to the Group employees participating in a company savings plan. It is being specified that the amount of any such capital increase reserved for Group employees will be counted against the aggregate maximum nominal amount of share capital increases authorized by the shareholders’ meeting held on May 11, 2007 for issuing new ordinary shares or other securities granting immediate or future access to the Company’s share capital with preferential subscription rights (4 B€ in nominal value).

Pursuant to this delegation of authorization, the Board of Directors, during its November 6, 2007 meeting, implemented a first capital increase reserved for employees within the limit of 12 million shares, par value €2.50, at a price of €44.40 per share, with dividend rights as of January 1, 2007. The subscription period runs from March 10, 2008, to March 28, 2008.

SHARE CANCELLATION

Pursuant to the authorization granted by the shareholders’ meeting held on May 7, 2002 authorizing reduction of capital by cancellation of shares held by the Company within the limit of 10% of the outstanding capital every 24 months, the Board of Directors decided on January 10, 2007 to cancel 33,005,000 shares, par value of €2.50, at an average price of €52.52 per share.

TREASURY SHARES (TOTAL SHARES HELD BY TOTAL S.A.)

As of December 31, 2007, TOTAL S.A held 51,089,964 of its own shares, representing 2.13% of its share capital, detailed as follows:

•	16,343,349 shares allocated to covering TOTAL share purchase option plans for Group employees;
•	4,746,615 shares allocated to TOTAL restricted shares plans for Group employees;
•	30,000,000 shares purchased for cancellation between February and December 2007 pursuant to the authorization granted by the shareholders’ meetings held on May 12, 2006 and May 11, 2007.

These shares are deducted from the consolidated shareholders’ equity.

TOTAL SHARES HELD BY GROUP SUBSIDIARIES

As of December 31, 2007, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.19% of its share capital, detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;
•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval)

These shares are deducted from the consolidated shareholders’ equity.

DIVIDEND

During the year 2007, TOTAL S.A. paid on May 18, 2007, the balance of the dividend of €1 per share for the fiscal year 2006, as well as on November 16, 2007 an interim dividend of €1 per share for the fiscal year 2007.

A resolution will be submitted at the shareholders’ meeting of May 16, 2008 to pay a dividend of €2.07 per share for the fiscal year 2007, which leaves a balance to be paid of €1.07 per share, after deducting the interim dividend of €1 already paid.

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

As of December 31, 2007 paid-in surplus amounted to 29,598 M€ (31,156 M€ as of December 31, 2006).

RESERVES

Under French laws, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of 70 M€ as of December 31, 2007 (70 M€ as of December 31, 2006).

ITEMS RECOGNIZED DIRECTLY IN SHAREHOLDERS’ EQUITY

Shareholders’ equity was directly debited for 3,007 M€ in 2007 due to the following items:

Amounts (M€)	2007	2006	2005
Currency translation adjustment, Group share	(3,013)	(2,595)	2,850
Changes in deferred taxes on treasury shares	—	—	242
Changes in fair value of financial assets available for sale	104	(61)	160
Others	13	24	16
Group share	(2,896)	(2,632)	3,268
Minority interests and preferred shares	(111)	(44)	51
Total items recognized directly in equity	(3,007)	(2,676)	3,319

18) EMPLOYEE BENEFITS OBLIGATIONS

Liabilities for employee benefits obligations consist of the following:

As of December 31, (M€)	2007	2006	2005
Pension benefits liabilities	1,721	1,918	2,524
Other benefits liabilities	611	647	718
Restructuring reserves (early retirement plans)	195	208	171
Total	2,527	2,773	3,413

The Group’s main defined benefit pension plans are located in France, the UK, the United States, Belgium, and Germany.

Their main characteristics are the following:

•	The benefits are usually based on the final salary and seniority;
•	They are usually funded (pension fund or insurer);
•	They are mainly closed to new employees who benefit from defined contribution pension plans.

The pension benefits include also termination indemnities and early retirement benefits.

The other benefits are the employer contribution to post-employment medical care.

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

	Pension benefits			Other benefits
As of December 31, (M€)	2007	2006	2005	2007	2006	2005

Change in benefit obligation
Benefit obligation at beginning of year	8,742	9,647	8,117	648	774	675
Service cost	160	174	168	12	11	14
Interest cost	396	392	411	28	30	36
Curtailments	(9)	(6)	—	—	(1)	—
Settlements	(20)	(243)	(14)	—	—	—
Special termination benefits	—	—	—	—	—	—
Plan participants’ contributions	10	11	15	—	—	—
Benefits paid	(448)	(444)	(436)	(40)	(36)	(48)
Plan amendments	(70)	17	139	(2)	7	2
Actuarial losses (gains)	(384)	(151)	1,003	(38)	(21)	57
Foreign currency translation and other(a)	(248)	(655)	244	(25)	(116)	38
Benefit obligation at year-end	8,129	8,742	9,647	583	648	774

Change in fair value of plan assets
Fair value of plan assets at beginning of year	(6,401)	(6,274)	(5,362)	—	—	—
Expected return on plan assets	(387)	(353)	(356)	—	—	—
Actuarial losses (gains)	140	(104)	(364)	—	—	—
Settlements	8	201	12	—	—	—
Plan participants’ contributions	(10)	(11)	(15)	—	—	—
Employer contributions(b)	(556)	(617)	(323)	—	—	—
Benefits paid	349	327	337	—	—	—
Foreign currency translation and other(c)	253	430	(203)	—	—	—
Fair value of plan assets at year-end	(6,604)	(6,401)	(6,274)	—	—	—

Unfunded status	1,525	2,341	3,373	583	648	774
Unrecognized prior service cost	(49)	(149)	(171)	18	23	35
Unrecognized actuarial (losses) gains	(160)	(423)	(777)	10	(24)	(91)
Asset ceiling	5	4	5	—	—	—
Net recognized amount	1,321	1,773	2,430	611	647	718
Pension benefits and other benefits liabilities	1,721	1,918	2,524	611	647	718
Other current assets	(400)	(145)	(94)	—	—	—

(a)	In 2006, the variation in foreign currency translation and other included the spin-off of Arkema which amounted to (587) and (107) M€ of benefit obligation for pension benefits and other pension benefits, respectively.
(b)	In 2006, the Group covered certain employee pension benefit plans through insurance companies for an amount of 269 M€.
(c)	In 2006, the variation in foreign currency translation and other included the spin-off of Arkema which amounted to 375 M€ of fair value of plan assets.

As of December 31, 2007, the present value of pension benefits and other pension benefits which are entirely or partially funded amounted to 7,175 M€ and the present value of the unfunded benefits amounted to 1,537 M€ (respectively 7,358 M€ and 2,032 M€ as of December 31, 2006).

In 2007, the experience actuarial gains (losses) related to the defined benefit obligation of pension and other benefits amounted to 80 M€.

As of December 31, (M€)	2007	2006	2005	2004
Pension benefits
Benefit obligation	8,129	8,742	9,647	8,117
Fair value of plan assets	(6,604)	(6,401)	(6,274)	(5,362)
Unfunded status	1,525	2,341	3,373	2,755
Other benefits
Benefits obligation	583	648	774	675
Fair value of plan assets	—	—	—	—
Unfunded status	583	648	774	675

The Group expects to contribute 62 M€ to its pension plans in 2008.

Estimated future payments (M€)	Pension benefits	Other benefits
2008	450	37
2009	460	37
2010	489	37
2011	500	38
2012	515	39
2013-2017	2,696	208

Asset allocation	Pension benefits
As of December 31, (M€)	2007	2006	2005
Equity securities	36%	42%	46%
Debt securities	56%	48%	48%
Monetary	4%	6%	3%
Real estate	4%	4%	3%

The Group’s assumptions of expected returns on assets are built up by asset class and by country based on long-term bond yields and risk premiums.

Assumptions used to determine benefit obligations	Pension benefits			Other benefits
As of December 31, (M€)	2007	2006	2005	2007	2006	2005
Discount rate	5.50%	4.69%	4.51%	5.50%	4.89%	4.56%
Average expected rate of salary increase	4.29%	4.14%	3.63%	—	—	—
Expected rate of healthcare inflation
- initial rate	—	—	—	5.16%	5.57%	5.41%
- ultimate rate	—	—	—	3.64%	3.65%	4.00%

Assumptions used to determine the net periodic benefit cost (income)	Pension benefits			Other benefits
As of December 31, (M€)	2007	2006	2005	2007	2006	2005
Discount rate	4.69%	4.51%	5.12%	4.89%	4.56%	5.28%
Average expected rate of salary increase	4.14%	3.63%	3.66%	—	—	—
Expected return on plan assets	6.26%	6.14%	6.57%	—	—	—
Expected rate of healthcare inflation
- initial rate	—	—	—	5.57%	5.41%	5.70%
- ultimate rate	—	—	—	3.65%	4.00%	4.15%

The components of the net periodic benefit cost (income) in 2007, 2006 and 2005 are:

	Pension benefits			Other benefits
As of December 31, (M€)	2007	2006	2005	2007	2006	2005
Service cost	160	174	168	12	11	14
Interest cost	396	392	411	28	30	36
Expected return on plan assets	(387)	(353)	(356)	—	—	—
Amortization of transition obligation (asset)	—	—	—	—	—	—
Amortization of prior service cost	31	41	64	(5)	(2)	(6)
Amortization of actuarial losses (gains)	17	26	—	(1)	(2)	2
Asset ceiling	—	—	5	—	—	—
Curtailments	(8)	(4)	—	—	(1)	—
Settlements	(12)	(15)	(3)	(1)	—	—
Special termination benefits	—	—	—	—	—	—
Net periodic benefit cost (income)	197	261	289	33	36	46
Net periodic benefit cost (income) from continuing operations (Group without Arkema)	197	256	233	33	35	40
Net periodic benefit cost (income) from discontinued operations (Arkema)	—	5	56	—	1	6

The assumptions for changes in healthcare costs have a significant impact on the valuations of commitments for coverage of medical expenses. A positive or negative change of one-percentage-point in the healthcare inflation rate would have the following approximate impact:

(M€)	1% point increase	1% point decrease
Benefit obligation as of December 31, 2007	54	(47)
Net periodic benefit cost (income)	8	(7)

19) OTHER NON-CURRENT LIABILITIES

As of December 31, (M€)	2007	2006	2005
Litigation and accrued penalty claims	601	497	839
Provisions for environmental contingencies	552	574	768
Asset retirement obligations	4,206	3,893	3,710
Other non-current liabilities	1,188	1,215	1,421
Deposits received	296	288	313
Total	6,843	6,467	7,051

In 2007, litigation reserves include a provision covering risks concerning antitrust investigations related to Arkema amounting to 138 M€ as of December 31, 2007. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2007, the other non-current liabilities mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for 134 M€ as of December 31, 2007;
•	Provisions related to restructuring activities in the Chemicals segment for 49 M€ as of December 31, 2007.

In 2006, litigation reserves included a provision covering risks concerning antitrust investigations related to Arkema amounting to 138 M€ as of December 31, 2006.

In 2006, the other non-current liabilities mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for 176 M€ as of December 31, 2006;
•	Provisions related to restructuring activities in the Chemicals segment for 72 M€ as of December 31, 2006.

In 2005, the other non-current liabilities mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for 133 M€ as of December 31, 2005;
•	Provisions related to restructuring activities in the Chemicals segment for 171 M€ as of December 31, 2005.

VARIATION IN OTHER NON-CURRENT LIABILITIES

(M€)	As of January 1,	Allowances	Reversals	Currency translation adjustment	Other	As of December 31,
2007	6,467	747	(927)	(303)	859	6,843
2006	7,051	884	(821)	(273)	(374)	6,467
2005	6,274	1,347	(1,025)	375	80	7,051

In 2007, allowances of the period (747 M€) mainly included:

•	Environmental contingencies in the Chemicals segment for 23 M€;
•	Provisions for restructuring and social plans for 15 M€;
•	An allowance of 100 M€ for litigation reserves in connection with antitrust investigations, as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”.

In 2006, allowances of the period (884 M€) mainly included:

•	An additional allowance of the contingency reserve related to the Toulouse-AZF plant explosion (civil liability), for 100 M€ ;
•	Environmental contingencies in the Chemicals segment for 96 M€;
•	Provisions for restructuring and social plans for 88 M€;
•	An allowance of 32 M€ for litigation reserves in connection with antitrust investigations, as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”.

In 2005, allowances of the period (1,347 M€) mainly included:

•	An additional allowance of the contingency reserve related to the Toulouse-AZF plant explosion (civil liability), for 100 M€ ;
•	Environmental contingencies in the Chemicals segment for 283 M€;
•	Provisions for restructuring and social plans for 107 M€.
•	An allowance of 292 M€ for litigation reserves in connection with antitrust investigations, as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”.

In 2007, the main reversals of the period (927 M€) were related to the incurred expenses which mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for 42 M€;
•	Provisions for restructuring and social plans written back for 37 M€;
•	Environmental contingencies in the Chemicals segment written back for 52 M€.

In 2006, the main reversals of the period (821 M€) were related to the incurred expenses which mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for 57 M€;
•	Provisions for restructuring and social plans written back for 43 M€;
•	Environmental contingencies in the Chemicals segment written back for 56 M€.

In 2005, the main reversals of the period (1,025 M€) were related to the incurred expenses which mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for 77 M€;
•	Provisions for restructuring and social plans written back for 106 M€;
•	Environmental contingencies in the Chemicals segment written back for 197 M€.

VARIATION OF THE ASSET RETIREMENT OBLIGATION

(M€)	As of January 1,	Accretion	Revision in estimates	New obligations	Spending on existing obligations	Currency translation adjustment	Other	As of December 31,
2007	3,893	189	203	371	(209)	(206)	(35)	4,206
2006	3,710	182	66	274	(174)	(191)	26	3,893
2005	3,334	162	51	86	(202)	250	29	3,710

20) FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

A) NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

As of December 31, 2007 (M€)	Secured	Unsecured	Total
(Assets)/Liabilities

Non-current financial debt	772	14,104	14,876
of which hedging instruments of non-current financial debt (liabilities)(a)	—	369	369
Hedging instruments of non-current financial debt (assets)(a)	—	(460)	(460)
Non-current financial debt - net of hedging instruments	772	13,644	14,416
Bonds, net of hedging instruments	—	11,650	11,650
Bank and other, floating rate	453	1,781	2,234
Bank and other, fixed rate	2	213	215
Financial lease obligations	317	—	317
Non-current financial debt - net of hedging instruments	772	13,644	14,416

As of December 31, 2006 (M€)	Secured	Unsecured	Total
(Assets)/Liabilities

Non-current financial debt	771	13,403	14,174
of which hedging instruments of non-current financial debt (liabilities)(a)	—	193	193
Hedging instruments of non-current financial debt (assets)(a)	—	(486)	(486)
Non-current financial debt - net of hedging instruments	771	12,917	13,688
Bonds, net of hedging instruments	—	11,120	11,120
Bank and other, floating rate	398	1,589	1,987
Bank and other, fixed rate	2	208	210
Financial lease obligations	371	—	371
Non-current financial debt - net of hedging instruments	771	12,917	13,688

As of December 31, 2005 (M€)	Secured	Unsecured	Total
(Assets)/Liabilities

Non-current financial debt	490	13,303	13,793
of which hedging instruments of non-current financial debt (liabilities)(a)	—	128	128
Hedging instruments of non-current financial debt (assets)(a)	—	(477)	(477)
Non-current financial debt - net of hedging instruments	490	12,826	13,316
Bonds, net of hedging instruments	—	10,703	10,703
Bank and other, floating rate	105	1,715	1,820
Bank and other, fixed rate	3	408	411
Financial lease obligations	382	—	382
Non-current financial debt - net of hedging instruments	490	12,826	13,316

(a)	See the description of these hedging instruments (paragraph M(iii) “Long-term financing” of Note 1 to the Consolidated Financial Statements).

Fair value of bonds, as of December 31, 2007, after taking into account hedging currency and interest rates swaps, can be detailed as follows (as the effect of the Group credit risk is not material, it has not been taken into account in the calculation of fair value):

		Fair value after hedging as of
(M€)	Year of issue	December 31, 2007	December 31, 2006	December 31, 2005	Currency	Maturity	Initial rate before hedging instruments
Parent company
Bond	1996	—	—	166	FRF	2006	6.900%
Bond	1996	324	362	404	FRF	2008	6.750%
Bond	1997	—	75	83	FRF	2007	5.030%
Bond	1997	—	63	70	ESP	2007	6.800%
Bond	1997	118	126	146	FRF	2009	6.200%
Bond	1998	26	29	32	FRF	2008	PIBOR 3 months + 0.380%
Bond	1998	113	132	141	FRF	2009	5.125%
Bond	1998	114	128	142	FRF	2013	5.000%
Bond	1999	—	—	275	EUR	2006	3.875%
Bond	2000	—	—	107	CHF	2006	3.500%
Bond	2000	60	68	75	EUR	2010	5.650%
Current portion (less than one year)		(349)	(138)	(548)
Total parent company		406	845	1,093

Elf Aquitaine S.A.
Bond	1999	998	996	998	EUR	2009	4.500%
Current portion (less than one year)		—	—	—
Total Elf Aquitaine S.A.		998	996	998

		Fair value after hedging as of
(M€)	Year of issue	December 31, 2007	December 31, 2006	December 31, 2005	Currency	Maturity	Initial rate before hedging instruments
TOTAL CAPITAL
Bond	2002	—	276	309	CHF	2007	3.000%
Bond	2002	—	57	64	USD	2007	4.740%
Bond	2002	—	228	255	USD	2007	5.125%
Bond	2002	—	183	204	CHF	2007	3.000%
Bond	2002	—	190	213	USD	2007	4.750%
Bond	2002	—	38	43	USD	2007	Libor USD 3 months + 0.060%
Bond	2002	—	38	43	USD	2007	Libor USD 3 months + 0.065%
Bond	2002	—	174	195	GBP	2007	5.000%
Bond	2002	—	101	113	CHF	2007	2.500%
Bond	2002	—	90	101	GBP	2007	5.000%
Bond	2002	14	15	18	USD	2012	5.890%
Bond	2003	—	61	69	GBP	2007	5.000%
Bond	2003	39	43	52	AUD	2008	5.000%
Bond	2003	360	402	450	EUR	2008	3.500%
Bond	2003	44	50	56	CAD	2008	4.250%
Bond	2003	170	190	212	USD	2008	3.250%
Bond	2003	41	46	49	AUD	2008	5.000%
Bond	2003	72	81	91	EUR	2008	3.500%
Bond	2003	113	127	142	EUR	2008	3.500%

		Fair value after hedging as of
(M€)	Year of issue	December 31, 2007	December 31, 2006	December 31, 2005	Currency	Maturity	Initial rate before hedging instruments
Bond	2003	148	165	185	CHF	2008	2.010%
Bond	2003	98	110	123	CHF	2008	2.010%
Bond	2003	145	162	181	CHF	2009	2.385%
Bond	2003	49	55	61	AUD	2009	6.250%
Bond	2003	157	175	196	CHF	2010	2.385%
Bond	2003	20	23	26	USD	2013	4.500%
Bond	2003-2004	373	418	467	USD	2009	3.500%
Bond	2004	—	103	115	GBP	2007	5.000%
Bond	2004	34	38	42	USD	2008	3.250%
Bond	2004	34	38	42	USD	2008	3.250%
Bond	2004	68	76	85	USD	2008	3.250%
Bond	2004	54	60	67	AUD	2009	6.000%
Bond	2004	26	29	33	AUD	2009	6.000%
Bond	2004	316	353	395	GBP	2010	4.875%
Bond	2004	110	123	138	CHF	2010	2.385%
Bond	2004	429	479	535	EUR	2010	3.750%
Bond	2004	125	140	156	GBP	2010	4.875%
Bond	2004	52	58	65	CAD	2010	4.000%
Bond	2004	181	202	226	GBP	2010	4.875%
Bond	2004	52	58	65	AUD	2011	5.750%
Bond	2004	105	118	131	CAD	2011	4.875%
Bond	2004	204	228	255	USD	2011	4.125%
Bond	2004	68	76	85	USD	2011	4.125%
Bond	2004	114	127	142	CHF	2012	2.375%
Bond	2004	46	51	58	NZD	2014	6.750%
Bond	2005	34	38	42	USD	2009	3.500%
Bond	2005	52	58	65	AUD	2011	5.750%
Bond	2005	55	61	68	CAD	2011	4.000%
Bond	2005	136	152	170	USD	2011	4.125%
Bond	2005	109	122	136	CHF	2011	1.625%
Bond	2005	226	226	226	CHF	2011	1.625%
Bond	2005	271	302	337	EUR	2012	3.250%
Bond	2005	177	197	220	CHF	2012	2.135%
Bond	2005	85	95	106	EUR	2012	3.250%
Bond	2005	63	63	63	AUD	2012	5.750%
Bond	2005	57	57	57	NZD	2012	6.500%
Bond	2005	65	65	65	CHF	2012	2.135%
Bond	2005	97	97	98	CHF	2012	2.375%
Bond	2005	286	284	295	GBP	2012	4.625%
Bond	2006	—	147	—	GBP	2007	5.000%
Bond	2006	100	100	—	EUR	2010	3.750%
Bond	2006	50	50	—	EUR	2010	3.750%
Bond	2006	75	74	—	GBP	2010	4.875%
Bond	2006	50	50	—	EUR	2010	3.750%
Bond	2006	300	300	—	EUR	2011	3.875%
Bond	2006	474	474	—	USD	2011	5.000%
Bond	2006	42	42	—	EUR	2011	Euribor 3 months + 0.040%
Bond	2006	300	300	—	EUR	2011	3.875%
Bond	2006	150	151	—	EUR	2011	3.875%
Bond	2006	120	120	—	USD	2011	5.000%

		Fair value after hedging as of
(M€)	Year of issue	December 31, 2007	December 31, 2006	December 31, 2005	Currency	Maturity	Initial rate before hedging instruments
Bond	2006	300	300	—	EUR	2011	3.875%
Bond	2006	62	62	—	AUD	2012	5.625%
Bond	2006	72	72	—	CAD	2012	4.125%
Bond	2006	100	100	—	EUR	2012	3.250%
Bond	2006	74	74	—	GBP	2012	4.625%
Bond	2006	100	100	—	EUR	2012	3.250%
Bond	2006	126	126	—	CHF	2013	2.510%
Bond	2006	127	127	—	CHF	2014	2.635%
Bond	2006	130	130	—	CHF	2016	2.385%
Bond	2006	65	65	—	CHF	2016	2.385%
Bond	2006	64	64	—	CHF	2016	2.385%
Bond	2006	64	63	—	CHF	2016	2.385%
Bond	2006	129	129	—	CHF	2018	3.135%
Bond	2007	74	—	—	GBP	2010	4.875%
Bond	2007	60	—	—	CHF	2010	2.385%
Bond	2007	77	—	—	USD	2011	5.000%
Bond	2007	371	—	—	USD	2012	5.000%
Bond	2007	61	—	—	AUD	2012	6.500%
Bond	2007	222	—	—	USD	2012	5.000%
Bond	2007	71	—	—	GBP	2012	4.625%
Bond	2007	72	—	—	CAD	2012	4.125%
Bond	2007	301	—	—	EUR	2013	4.125%
Bond	2007	305	—	—	GBP	2013	5.500%
Bond	2007	74	—	—	GBP	2013	5.500%
Bond	2007	73	—	—	GBP	2013	5.500%
Bond	2007	248	—	—	CHF	2014	2.635%
Bond	2007	49	—	—	JPY	2014	1.723%
Bond	2007	61	—	—	CHF	2014	2.635%
Bond	2007	31	—	—	JPY	2014	1.505%
Bond	2007	122	—	—	CHF	2015	3.125%
Bond	2007	302	—	—	EUR	2017	4.700%
Bond	2007	76	—	—	CHF	2018	3.135%
Bond	2007	60	—	—	CHF	2018	3.135%
Current portion (less than one year)		(1,222)	(1,686)	—
Total TOTAL CAPITAL(a)		10,136	9,206	8,501

Other consolidated subsidiaries		110	73	111
Total		11,650	11,120	10,703

(a)	TOTAL CAPITAL S.A. is a wholly-owned indirect subsidiary of the Company (with the exception of one share each held by the members of its Board of Directors, as required under French law). It acts as a financing vehicle for the Group. Its debt securities are fully und unconditionally guaranteed by the Company as to payment of principal, premium, if any, interest and any other amounts due.

Loan repayment schedule (excluding current portion)

As of December 31, 2007 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2009	2,137	6	(114)	2,023	14%
2010	2,767	16	(207)	2,560	18%
2011	3,419	123	(65)	3,354	23%
2012	3,517	90	(30)	3,487	24%
2013 and beyond	3,036	134	(44)	2,992	21%
Total	14,876	369	(460)	14,416	100%

As of December 31, 2006 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2008	2,604	4	(245)	2,359	17%
2009	2,320	14	(82)	2,238	16%
2010	3,083	2	(104)	2,979	22%
2011	3,177	75	(20)	3,157	23%
2012 and beyond	2,990	98	(35)	2,955	22%
Total	14,174	193	(486)	13,688	100%

As of December 31, 2005 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2007	2,896	(12)	(223)	2,673	20%
2008	2,256	(10)	(117)	2,139	16%
2009	2,403	1	(94)	2,309	17%
2010	1,958	50	(22)	1,936	15%
2011 and beyond	4,280	99	(21)	4,259	32%
Total	13,793	128	(477)	13,316	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial debt.

As of December 31, (M€)	2007	%	2006	%	2005	%
U.S. Dollar	4,700	33%	6,981	51%	9,778	73%
Euro	8,067	56%	5,382	39%	2,324	18%
Other currencies	1,649	11%	1,325	10%	1,214	9%
Total	14,416	100%	13,688	100%	13,316	100%

As of December 31, (M€)	2007	%	2006	%	2005	%
Fixed rate	893	6%	896	7%	1,089	8%
Floating rate	13,523	94%	12,792	93%	12,227	92%
Total	14,416	100%	13,688	100%	13,316	100%

B) CURRENT BORROWINGS, BANK OVERDRAFTS AND RELATED FINANCIAL INSTRUMENTS

Current borrowings consist mainly of commercial paper or treasury bills or draws on bank loans. These instruments bear interest at rates that are close to market rates.

As of December 31, (M€)
(Assets) / Liabilities	2007	2006	2005
Current financial debt and bank overdrafts	2,530	3,348	2,928
Current portion of non-current financial debt	2,083	2,510	992
Current borrowings and bank overdrafts	4,613	5,858	3,920
Current portion of financial instruments for interest rate swaps liabilities	1	—	6
Other current financial instruments - liabilities	59	75	27
Other current financial liabilities (Note 28)	60	75	33
Current deposits beyond three months	(850)	(3,496)	—
Current portion of financial instruments for interest rate swaps - assets	(388)	(341)	(44)
Other current financial instruments - assets	(26)	(71)	(290)
Current financial assets (Note 28)	(1,264)	(3,908)	(334)
Current borrowings, bank overdrafts and related financial assets and liabilities, net	3,409	2,025	3,619

C) NET-DEBT-TO-EQUITY RATIO

For its internal and external communication needs, the Group calculates a debt ratio by dividing its net financial debt by equity. The shareholders’ equity as of December 31, 2007 is calculated after distribution of a dividend of 2.07 € per share of which 1 € per share has already been paid on November 16, 2007.

The net-debt-to-equity ratio is calculated as follows:

As of December 31, (M€)
(Assets) / Liabilities	2007	2006	2005
Current borrowings	4,613	5,858	3,920
Other current financial liabilities	60	75	33
Current financial assets	(1,264)	(3,908)	(334)
Non-current financial debt	14,876	14,174	13,793
Hedging instruments on non-current financial debt	(460)	(486)	(477)
Cash and cash equivalents	(5,988)	(2,493)	(4,318)
Net financial debt	11,837	13,220	12,617
Shareholders’ equity - Group share	44,858	40,321	40,645
Estimated dividend payable	(2,397)	(2,258)	(2,006)
Minority interest	842	827	838
Total shareholder’s equity	43,303	38,890	39,477
Net-debt-to-equity ratio	27.3%	34.0%	32.0%

21) OTHER CREDITORS AND ACCRUED LIABILITIES

As of December 31, (M€)	2007	2006	2005
Accruals and deferred income	137	163	253
Payable to states (including taxes and duties)	7,860	7,204	7,644
Payroll	909	879	1,015
Other operating liabilities	3,900	4,263	4,157
Total	12,806	12,509	13,069

22) LEASE CONTRACTS

The Group leases real estate, retail stations, ships, and other equipment (see Note 11 to the Consolidated Financial Statements).

The future minimum lease payments on operating and finance leases to which the Group is committed are shown as follows:

As December 31, 2007 (M€)	Operating leases	Finance leases
2008	427	50
2009	352	47
2010	291	46
2011	210	46
2012	149	47
2013 and beyond	492	154
Total minimum payments	1,921	390
Less financial expenses	—	(47)
Nominal value of contracts	—	343
Less current portion of finance lease contracts	—	(26)
Outstanding liability of finance lease contracts	—	317

As December 31, 2006 (M€)	Operating leases	Finance leases
2007	381	52
2008	378	56
2009	307	56
2010	246	51
2011	153	54
2012 and beyond	422	218
Total minimum payments	1,887	487
Less financial expenses	—	(87)
Nominal value of contracts	—	400
Less current portion of finance lease contracts	—	(29)
Outstanding liability of finance lease contracts	—	371

As of December 31, 2005 (M€)	Operating leases	Finance leases
2006	273	51
2007	210	47
2008	170	50
2009	119	41
2010	95	41
2011 and beyond	441	199
Total minimum payments	1,308	429
Less financial expenses	—	28
Nominal value of contracts	—	457
Less current portion of finance lease contracts	—	(75)
Outstanding liability of finance lease contracts	—	382

Net rental expense incurred under operating leases for the year ended December 31, 2007 was 383 M€ (380 M€ in 2006 and 272 M€ in 2005).

23) COMMITMENTS AND CONTINGENCIES

		Maturity and installments
As of December 31, 2007 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	14,099	—	11,251	2,848
Current portion of non-current debt obligations net of hedging instruments (Note 20)	1,669	1,669	—	—
Finance lease obligations (Note 22)	343	26	173	144
Asset retirement obligations (Note 19)	4,206	189	503	3,514
Contractual obligations recorded in the balance sheet	20,317	1,884	11,927	6,506
Operating lease obligations (Note 22)	1,921	427	1,002	492
Purchase obligations	61,794	3,210	15,419	43,165
Contractual obligations not recorded in the balance sheet	63,715	3,637	16,421	43,657
Total of contractual obligations	84,032	5,521	28,348	50,163
Guarantees given for excise taxes	1,796	590	58	1,148
Collateral given against borrowings	781	9	624	148
Indemnities related to sales of businesses	40	—	3	37
Other guarantees given	4,251	1,923	205	2,123
Total of other commitments given	6,868	2,522	890	3,456
Mortgages and liens received	353	7	69	277
Other commitments received	3,887	2,781	377	729
Total of commitments received	4,240	2,788	446	1,006

		Maturity and installments
As of December 31, 2006 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	13,317	—	10,548	2,769
Current portion of non-current debt obligations net of hedging instruments (Note 20)	2,140	2,140	—	—
Finance lease obligations (Note 22)	400	29	185	186
Asset retirement obligations (Note 19)	3,893	221	576	3,096
Contractual obligations recorded in the balance sheet	19,750	2,390	11,309	6,051
Operating lease obligations (Note 22)	1,887	381	1,084	422
Purchase obligations	37,327	3,551	9,696	24,080
Contractual obligations not recorded in the balance sheet	39,214	3,932	10,780	24,502
Total of contractual obligations	58,964	6,322	22,089	30,553
Guarantees given for excise taxes	1,807	587	22	1,198
Collateral given against borrowings	1,079	16	691	372
Indemnities related to sales of businesses	113	38	40	35
Other guarantees given	4,155	1,694	401	2,060
Total of other commitments given	7,154	2,335	1,154	3,665
Mortgages and liens received	329	11	77	241
Other commitments received	2,965	2,089	315	561
Total of commitments received	3,294	2,100	392	802

		Maturity and installments
As of December 31, 2005 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	12,934	—	8,877	4,057
Current portion of non-current debt obligations net of hedging instruments (Note 20)	879	879	—	—
Finance lease obligations (Note 22)	457	75	180	202
Asset retirement obligations (Note 19)	3,710	174	446	3,090
Contractual obligations recorded in the balance sheet	17,980	1,128	9,503	7,349
Operating lease obligations (Note 22)	1,308	273	594	441
Purchase obligations	24,177	3,402	8,112	12,663
Contractual obligations not recorded in the balance sheet	25,485	3,675	8,706	13,104
Total of contractual obligations	43,465	4,803	18,209	20,453
Guarantees given for excise taxes	2,827	2,552	29	246
Collateral given against borrowings	1,089	19	823	247
Indemnities related to sales of businesses	221	162	32	27
Other guarantees given	5,252	2,305	1,841	1,106
Total of other commitments given	9,389	5,038	2,725	1,626
Mortgages and liens received	280	10	158	112
Other commitments received	3,587	2,400	561	626
Total of commitments received	3,867	2,410	719	738

A. CONTRACTUAL OBLIGATIONS

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the balance sheet. It includes the non-current portion of issue swaps and swaps hedging bonds, and excludes non-current finance lease obligations of 317 M€ .

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the balance sheet. It includes the current portion of issue swaps and swaps hedging bonds and excludes the current portion of finance lease obligations of 26 M€.

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

Purchase obligations

Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on the company and specify all significant terms, including the amount and the timing of the payments. These obligations mainly include: unconditional hydrocarbon purchase contracts (except where an active, highly-liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase), reservation of transport capacities in pipelines, unconditional exploration works and development works in Upstream, and contracts for capital investment projects in Downstream.

B. OTHER COMMITMENTS GIVEN

Guarantees given for excise taxes

Guarantees given on customs duties, which amount to 1,796 M€ as of December 31, 2007, mainly consist of guarantees given to other oil and gas companies in order to comply with French tax authorities’ requirements for oil and gas imports in France. A payment would be triggered by a failure of the guaranteed party with respect to the French tax authorities. The default of the guaranteed parties is however considered to be highly remote by the Group.

Collateral given against borrowings

The Group guarantees bank debt and finance lease obligations of certain unconsolidated affiliates and associates accounted for by the equity method. Expiration dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. The amount of these guarantees total 781 M€ as of December 31, 2007 for debt guarantees with maturities up to 2019.

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

The guarantees related to antitrust investigations granted as part of the agreement relating to the spin-off of Arkema are described in Note 32 to the Consolidated Financial Statements.

Other guarantees given

Non-consolidated subsidiaries

The Group also guarantees the current liabilities of some of non-consolidated subsidiaries. Performance under these guarantees would be triggered by a financial default of the entity. As of December 31, 2007, the total amount of these guarantees is estimated to be 97 M€ .

Other guarantees given

As part of normal ongoing business operations and consistent with generally and accepted recognized industry practices, the Group enters into numerous agreements with other parties. These commitments are often entered into for commercial purposes, for regulatory purposes and for other operating agreements. As of December 31, 2007, these other commitments include guarantees given to customers or suppliers for 1,197 M€, guarantees on letters of credit for 1,677 M€ and other operating commitments for 1,280 M€.

24) RELATED PARTIES

The main transactions and balances with related parties (principally all the investments accounted for by the equity method and subsidiaries excluded from consolidation) are detailed as follows:

Balance Sheet As of December 31, (M€)	2007	2006	2005
Receivables
Debtors and other debtors	277	411	353
Loans (excluding loans to equity companies)	378	457	465
Payables
Creditors and other creditors	460	424	406
Debts	28	25	19
Income Statement For the year ended December 31, (M€)	2007	2006	2005
Sales	2,635	1,996	1,593
Purchases	3,274	3,123	2,482
Financial expense	–	–	–
Financial income	29	60	56

Compensation for the administration and management bodies

The aggregate amount paid directly or indirectly by the French and foreign affiliates of the Company as compensation to the executive officers of TOTAL (the members of the Management Committee and the Treasury) and the members of the Board of Directors who are employees of the Group, was 19.9 M€ in 2007 (30 persons) compared to 19.8 M€ in 2006 (32 persons).

The compensation allocated to members of the Board of Directors for directors’ fees totaled 0.82 M€ in 2007, pursuant to the resolution of the shareholders’ meeting of May 11, 2007.

The expense recorded for share-based payments to the principal executives of the Group and the members of the Board of Directors who are employees of the Group was 18.4 M€ in 2007 (16.6 M€ in 2006).

The benefits provided for executive officers and certain members of the Board of Directors include severance to be paid on retirement, complementary pension schemes and insurance plans, which represent 102.9 M€ as of December 31, 2007 compared to 113.2 M€ as of December 31, 2006. In 2007, the expense recorded amounted to 12.2 M€ (14.0 M€ in 2006).

25) SHARE BASED PAYMENTS

A. TOTAL SHARE SUBSCRIPTION OPTION PLANS

	2003 Plan(a)	2004 Plan(b)	2005 Plan(c)	2006 Plan(d)	2007 Plan(e)	Total
Exercise price until May 23, 2006 included (€)(f)	33.30	39.85	49.73
Exercise price since May 24, 2006 (€)(f)	32.84	39.30	49.04	50.60	60.10
Expiration date	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015
Number of options(g)
Existing options as of January 1, 2005	11,729,024	13,414,520				25,143,544
Granted	—	24,000	6,104,480			6,128,480
Cancelled	(10,000)	(16,400)	(10,400)			(36,800)
Exercised	(522,228)	(10,800)	—			(533,028)
Existing options as of January 1, 2006	11,196,796	13,411,320	6,094,080			30,702,196
Granted	—	—	134,400	5,727,240		5,861,640
Cancelled	(22,200)	(57,263)	(43,003)	(1,080)		(123,546)
Adjustment following the spin-off of Arkema(h)	163,180	196,448	90,280	—		449,908
Exercised	(729,186)	(120,133)	—	—		(849,319)
Existing options as of January 1, 2007	10,608,590	13,430,372	6,275,757	5,726,160		36,040,879
Granted	—	—	—	—	5,937,230	5,937,230
Cancelled	(22,138)	(20,093)	(11,524)	(13,180)	(17,125)	(84,060)
Exercised	(2,218,074)	(213,043)	(20,795)	(1,920)	—	(2,453,832)
Existing options as of December 31, 2007	8,368,378	13,197,236	6,243,438	5,711,060	5,920,105	39,440,217

(a)	Grants approved by the Board of Directors on July 16, 2003 pursuant to the authorization given by the shareholders’ meeting held on May 17, 2001. The options are exercisable only after a two-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant.
(b)	Grants approved by the Board of Directors on July 20, 2004 pursuant to the authorization given by the shareholders’ meeting held on May 14, 2004. The options are exercisable only after a two-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant.
(c)	Grants approved by the Board of Directors on July 19, 2005 pursuant to the authorization given by the shareholders’ meeting held on May 14, 2004. The options are exercisable only after a two-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant.
(d)	Grants approved by the Board of Directors on July 18, 2006 pursuant to the authorization given by the shareholders’ meeting held on May 14, 2004. The options are exercisable only after a two-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant.
(e)

Grants approved by the Board of Directors on July 17, 2007 pursuant to the authorization given by the shareholders’ Meeting held on May 11, 2007. The options are exercisable only after a two-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant. Beneficiaries working for a non-French subsidiary on July 17, 2007 are authorized to transfer the shares issued upon exercise of options starting from July 18, 2009. Furthermore, the Board of Directors decided that for each beneficiary of more than 25,000 stock options, part of these options will definitely be awarded following the vesting period, under a performance condition based on the return on equity of the Group and calculated on the Consolidated Financial Statements of the Group for the fiscal year 2008.

(f)	Following the four-for-one stock split on May 18, 2006, the exercise prices of TOTAL option plans in force at that date were multiplied by 0.25. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL option plans were multiplied by an adjustment factor equal to 0.986147 with effect as of May 24, 2006.
(g)	The number of options awarded, outstanding, cancelled or exercised before May 23, 2006 included, was multiplied by four to reflect the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(h)	Adjustments approved by the Board of Directors on March 14, 2006, in application of Articles 174-9, 174-12 and 174-13 of the decree No.67-236 of March 23, 1967 in force during this Board of Directors and during TOTAL S.A. shareholders’ meeting of May 12, 2006, as part of the spin-off of Arkema. These adjustments have been made on May 22, 2006 with effect as of May 24, 2006.

B. TOTAL SHARE PURCHASE OPTION PLANS

	1998 Plan(a)	1999 Plan(b)	2000 Plan(c)	2001 Plan (d)	2002 Plan(e)	Total
Exercise price until May 23, 2006 included (€)(f)	23.44	28.25	40.68	42.05	39.58
Exercise price since May 24, 2006 (€)(f)		27.86	40.11	41.47	39.03
Expiration date	03/17/2006	06/15/2007	07/11/2008	07/10/2009	07/09/2010
Number of options(g)
Existing options as of January 1, 2005	1,556,048	4,106,116	9,625,780	10,723,700	11,446,512	37,458,156
Granted	—	—	—	—	—	—
Cancelled	(400)	(1,200)	(7,000)	(4,000)	(9,800)	(22,400)
Exercised	(965,996)	(2,052,484)	(3,108,836)	(1,983,800)	(153,232)	(8,264,348)
Existing options as of January 1, 2006	589,652	2,052,432	6,509,944	8,735,900	11,283,480	29,171,408
Granted	—	—	—	—	—	—
Cancelled(h)	(72,692)	—	(7,272)	(15,971)	(26,694)	(122,629)
Adjustment following the spin-off of Arkema(i)	—	25,772	84,308	113,704	165,672	389,456
Exercised	(516,960)	(707,780)	(1,658,475)	(1,972,348)	(2,141,742)	(6,997,305)
Existing options as of January 1, 2007	—	1,370,424	4,928,505	6,861,285	9,280,716	22,440,930
Granted		—	—	—	—	—
Cancelled		(138,023)	(3,452)	(7,316)	(7,104)	(155,895)
Exercised		(1,232,401)	(1,782,865)	(1,703,711)	(2,210,429)	(6,929,406)
Existing options as of December 31, 2007		—	3,142,188	5,150,258	7,063,183	15,355,629

(a)	Grants approved by the Board of Directors on March 17, 1998 pursuant to the authorization given by the shareholders’ meeting held on May 21, 1997. The options were exercisable only after a five-year period from the date of the Board meeting awarding the options and had to be exercised within eight years from this date. This plan expired on March 17, 2006.
(b)	Grants approved by the Board of Directors on June 15, 1999 pursuant to the authorization given by the shareholders’ meeting held on May 21, 1997. The options were exercisable only after a five-year period from the date of the Board meeting awarding the options and had to be exercised within eight years from this date. This plan expired on June 15, 2007.
(c)	Grants approved by the Board of Directors on July 11, 2000 pursuant to the authorization given by the shareholders’ meeting held on May 21, 1997. The options are exercisable only after a four-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold for five years from the date of grant.
(d)	Grants approved by the Board of Directors on July 10, 2001 pursuant to the authorization given by the shareholders’ meeting held on May 17, 2001. The options are exercisable only after January 1, 2005 and must be exercised within eight years from the date of grant. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold for four years from the date of grant. Underlying shares may not be sold for four years from the date of grant.
(e)	Grants approved by the Board of Directors on July 9, 2002 pursuant to the authorization given by the shareholders’ meeting held on May 17, 2001. The options are exercisable only after a two-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant.
(f)	Following the four-for-one stock split on May 18, 2006, the exercise prices of TOTAL option plans at that date were multiplied by 0.25. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL option plans were multiplied by an adjustment factor equal to 0.986147 with effect as of May 24, 2006.
(g)	The number of options awarded, outstanding, cancelled or exercised before May 23, 2006 included, was multiplied by four to reflect the four-for-one stock split approved by shareholders’ meeting on May 12, 2006.
(h)	Including the confirmation in 2006 by the Company of the award of 500 stock options (for underlying shares with a par value of 10 euros per share) that had been cancelled erroneously in 2001 (2000 plan).
(i)	Adjustments approved by the Board of Directors on March 14, 2006 in application of Articles 174-9, 174-12 and 174-13 of the decree No.67-236 of March 23, 1967 in force during this Board of Directors and during TOTAL S.A. shareholders’ meeting of May 12, 2006, as part of the spin-off of Arkema. These adjustments have been made on May 22, 2006 with effect as of May 24, 2006.

C.	EXCHANGE GUARANTEE GRANTED TO THE HOLDERS OF ELF AQUITAINE SHARE SUBSCRIPTION OPTIONS

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

In order to take into account the spin-off of SDA (Société de Développement Arkema) by Elf Aquitaine, the spin-off of Arkema by TOTAL S.A. and the four-for-one TOTAL stock split, the Board of Directors of TOTAL S.A., in accordance with the terms of the share exchange undertaking, approved on March 14, 2006 to adjust the exchange ratio described above. Following the approval by Elf Aquitaine shareholders’ meeting on May 10, 2006 of the spin-off of SDA by Elf Aquitaine, the approval by TOTAL S.A. shareholders’ meeting on May 12, 2006 of the spin-off of Arkema by TOTAL S.A. and the four-for-one TOTAL stock split, the exchange ratio was adjusted to six TOTAL shares for one Elf Aquitaine share on May 22, 2006.

As of December 31, 2007, a maximum of 140,296 Elf Aquitaine shares, either outstanding or to be created, were covered by this guarantee, as follows:

Elf Aquitaine subscription plan(a)	1999 Plan No.1	1999 Plan No.2	Total
Exercise price until May 23, 2006 included (€)(b)	115.60	171.60
Exercise price since May 24, 2006 (€)(b)	114.76	170.36
Expiration date	03/30/2009	09/12/2009
Outstanding position as of December 31, 2007	127,668	6,044	133,712
Outstanding Elf Aquitaine shares covered by the exchange guarantee as of December 31, 2007	6,584	—	6,584
Total of Elf Aquitaine shares, either outstanding or to be created, covered by the exchange guarantee for TOTAL shares as of December 31, 2007	134,252	6,044	140,296
TOTAL shares likely to be created within the scope of the application of the exchange guarantee as of December, 2007	805,512	36,264	841,776

(a)	Adjustments of the number of options approved by the Board of Directors on March 10, 2006 in application of Articles 174-9, 174-12 and 174-13 of the decree No. 67-236 of March 23, 1967 in force on March 10, 2006 and during Elf Aquitaine shareholders’ meeting on May 10, 2006 , as part of the spin-off of SDA. These adjustments have been made on May 22, 2006 with effect as of May 24, 2006.
(b)	To take the spin-off of SDA into account, the exercise prices of Elf Aquitaine subscription shares were multiplied by a an adjustment factor equal to 0.9992769 with effect on May 24, 2006.

Thus, as of December 31, 2007, at most 841,776 shares of the Group were likely to be created within the framework of the application of this exchange guarantee.

D. GRANT OF TOTAL RESTRICTED SHARES

	2005 Plan(a)(b)	2006 Plan(c)	2007 Plan(d)	Total
Date of Board of Directors meeting	07/19/2005	07/18/2006	07/17/2007
Number of restricted shares
Outstanding as of January 1, 2005	—			—
Notified	2,280,520			2,280,520
Cancelled	(5,992)			(5,992)
Finally granted	—			—
Outstanding as of January 1, 2006	2,274,528			2,274,528
Notified	—	2,275,364		2,275,364
Cancelled	(7,432)	(3,068)		(10,500)
Finally granted	—	—		—
Outstanding as of January 1, 2007	2,267,096	2,272,296		4,539,392
Notified	—	—	2,366,365	2,366,365
Cancelled	(38,088)	(6,212)	(2,020)	(46,320)
Finally granted(e)	(2,229,008)	(2,128)	(1,288)	(2,232,424)
Outstanding as of December 31, 2007	—	2,263,956	2,363,057	4,627,013

(a)	Grants approved by the Board of Directors on July 19, 2005 pursuant to the authorization given by the shareholders’ meeting held on May 17, 2005. The grant of these shares, which have been bought back in 2005 by the Company on the market, became final after a two-year vesting period (acquisition of the right to restricted shares) on July 20, 2007, and after fulfilling the performance condition that stated that the number of restricted shares finally granted would be based on the Return On Equity (ROE) of the Group. The ROE is calculated on the consolidated accounts published by TOTAL and related to the fiscal year 2006. The Board of Directors on May 3, 2007 noticed that the acquisition rate, linked to the performance condition amounted to 100%. Moreover, the transfer of the restricted shares, that were definitely granted, will not be permitted between the date of final grant and the end of a two-year mandatory holding period, on July 20, 2009.
(b)	The number of restricted shares was multiplied by four following the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(c)	Grants approved by the Board of Directors on July 18, 2006 pursuant to the authorization given by the shareholders’ meeting held on May 17, 2005. The grant of these shares, which have been bought back in 2006 by the Company on the market, will become final after a two-year vesting period (acquisition of the right to restricted shares) on July 19, 2008, subject to a performance condition. This condition states that the number of restricted shares finally granted will be based on the Return On Equity (ROE) of the Group. The ROE will be calculated on the consolidated accounts published by TOTAL and related to the fiscal year preceding the year of the final grant, in the present case fiscal 2007. Moreover, the transfer of the restricted shares, that might hence be finally granted, will not be permitted between the date of final grant and the end of a two-year mandatory holding period, on July 19, 2010.
(d)	Grants approved by the Board of Directors on July 17, 2007 pursuant to the authorization given by the shareholders’ meeting held on May 17, 2005. The grant of these shares, which were bought back in 2007 by the Company on the market, will become final after a two-year vesting period (acquisition of the right to restricted shares) on July 18, 2009, subject to a performance condition. This condition states that the number of restricted shares finally granted will be based on the Return On Equity (ROE) of the Group. The ROE will be calculated on the consolidated accounts published by TOTAL and related to the fiscal year preceding the year of the final grant, in the present case fiscal 2008. Moreover, the transfer of the restricted shares, that might hence be finally granted, will not be permitted between the date of final grant and the end of a two-year mandatory holding period, on July 18, 2011.
(e)	Finally granted following the death of their beneficiaries (Plan 2006 and Plan 2007).

E. SHARE-BASED PAYMENT EXPENSE

Share-based payment expense for the year 2007 amounted to 196 M€ and can be broken down as follows:

•	65 M€ for TOTAL share subscription plans;
•	109 M€ for TOTAL restricted shares plan;
•	22 M€ for TOTAL capital increase reserved for employees (see Note 17 to the Consolidated Financial Statements).

Share-based payment expense for the year 2006 amounted to 157 M€ and can be broken down as follows:

•	74 M€ for TOTAL share subscription plans;
•	83 M€ for TOTAL restricted shares plan.

Share-based payment expense for the year 2005 amounted to 131 M€ and can be broken down as follows:

•	86 M€ for TOTAL share subscription plans;
•	25 M€ for TOTAL restricted shares plan;
•	20 M€ for TOTAL for capital increase reserved for employees (see Note 17 to the Consolidated Financial Statements).

The fair value of the options granted in 2007, 2006 and 2005 has been measured according to the Black-Scholes model and based on the following assumptions:

For the year ended December 31,	2007	2006	2005
Risk free interest rate (%)	4.9	4.1	2.9
Expected dividends (%)	3.9	4.2	3.7
Expected volatility (%)(a)	25.3	29.3	23.2
Vesting period (years)	2.0	2.0	2.0
Exercise period (years)	8.0	8.0	8.0
Fair value of the granted options (€ per option)(b)	13.9	11.3	10.0

(a)	The expected volatility is based on the implied volatility of TOTAL shares options and of share indices options traded on the markets.
(b)	The amount for 2005 figures has been restated following the four-for-one stock split authorized by the shareholders’ meeting held on May 12, 2006.

The cost of capital increases reserved for employees is reduced to take into account the nontransferability of the shares that could be subscribed by the employees over a period of five years. The valuation method of nontransferability of the shares is based on a strategy cost in two steps consisting, first, in a five years forward sale of the nontransferable shares, and second, in purchasing the same number of shares in cash with a loan financing reimbursable in fine. During the year 2007, the main assumptions used for the valuation of the cost of capital increase reserved for employees are the following:

For the year ended December 31,	2007
Date of the Board of Directors meeting that decided the issue	November 6, 2007
Subscription price (€)	44.4
Share price at the date of the Board meeting (€)	54.6
Number of shares (in millions)	10.6
Risk free interest rate (%)(a)	4.1
Employees loan financing rate (%)(b)	7.5
Non transferability cost (% of the share price at the date of the Board meeting)	14.9
Expense amount (€ per share)	2.1

(a)	The risk free interest rate is based on the French Treasury bonds rate for the appropriate maturity.
(b)	The employees loan financing rate is based on a 5 year consumer’s credit rate.

26) PAYROLL AND STAFF

For the year ended December 31, (M€ )	2007	2006	2005
Personnel expenses(a)
Wages and salaries (including social charges)	6,058	5,828	5,610
Group employees(a)
France
• Management	10,517	10,313	9,958
• Other	26,779	27,518	27,817
International
• Management	14,225	13,263	13,455
• Other	44,921	43,976	43,824
Total	96,442	95,070	95,054

(a)	For continuing operations.

The number of employees is based on fully-consolidated subsidiaries.

27) STATEMENT OF CASH FLOW

A) Cash flow from operating activities

The following table gives additional information on cash paid or received in the cash flow from operating activities:

For the year ended December 31, (M€ )	2007	2006	2005
Interest paid	(1,680)	(1,648)	(985)
Interest received	1,277	1,261	826
Income tax paid	(9,687)	(10,439)	(8,159)
Dividends received	1,109	899	758

The variation of working capital is detailed as follows:

For the year ended December 31, (M€ )	2007	2006	2005
Inventories	(2,706)	(500)	(2,971)
Accounts receivable	(2,963)	494	(4,712)
Other current assets	(1,341)	(1,425)	(991)
Accounts payable	4,508	141	3,575
Other creditors and accrued liabilities	1,026	849	1,097
Net amount	(1,476)	(441)	(4,002)

B) Cash flow used in financing activities

Variation of non-current financial debt is detailed in the following table under a net value due to the high number of multiple drawings:

For the year ended December 31, (M€ )	2007	2006	2005
Issuance of non-current debt	3,313	3,857	2,910
Repayment of non-current debt	(93)	(135)	(32)
Net amount	3,220	3,722	2,878

28) FINANCIAL ASSETS AND LIABILITIES ANALYSIS PER INSTRUMENTS CLASS AND STRATEGY

The financial assets and liabilities disclosed on the face of the balance sheet are detailed as follows:

As of December 31, 2007 (M€) Assets /(Liabilities)	Financial instruments related to financing and trading activities						Other financial instruments	Total	Fair value
	Carrying amount	Fair value
		Available for sale	Held for trading	Financial debt(a)	Hedging of financial debt	Net investment hedge and other
Equity affiliates: loans	2,575							2,575	2,575
Other investments		1,291						1,291	1,291
Hedging instruments of non-current financial debt					460			460	460
Other non-current assets	851							851	851
Accounts receivable, net			464				18,665	19,129	19,129
Other operating receivables			519				3,911	4,430	4,430
Current financial assets	850		12		388	14		1,264	1,264
Cash and cash equivalents							5,988	5,988	5,988
Total financial assets	4,276	1,291	995		848	14	28,564	35,988	35,988
Total non-financial assets								77,553
Total assets								113,541

Non-current financial debt	(532)			(13,975)	(369)			(14,876)	(14,876)
Accounts payable			(243)				(17,940)	(18,183)	(18,183)
Other operating liabilities			(490)				(3,410)	(3,900)	(3,900)
Current borrowings	(2,655)			(1,958)				(4,613)	(4,613)
Other current financial liabilities			(59)		(1)			(60)	(60)
Total financial liabilities	(3,187)		(792)	(15,933)	(370)		(21,350)	(41,632)	(41,632)
Total non-financial liabilities								(71,909)
Total liabilities								(113,541)

(a)	The financial debt is recognized at fair value as hedge accounting is applied (see Note 1 paragraph Miii to the Consolidated Financial Statements).

As of December 31, 2006 (M€) Assets / (Liabilities)	Financial instruments related to financing and trading activities						Other financial instruments	Total	Fair value
	Carrying amount	Fair value
		Available for sale	Held for trading	Financial debt(a)	Hedging of financial debt	Net investment hedge and other
Equity affiliates: loans	1,533							1,533	1,533
Other investments		1,250						1,250	1,250
Hedging instruments of non-current financial debt					486			486	486
Other non-current assets	1,025							1,025	1,025
Accounts receivable, net			341				17,052	17,393	17,393
Other operating receivables			311				3,956	4,267	4,267
Current financial assets	3,496		71		341	—		3,908	3,908
Cash and cash equivalents							2,493	2,493	2,493
Total financial assets	6,054	1,250	723		827	—	23,501	32,355	32,355
Total non-financial assets								72,868
Total assets								105,223

Non-current financial debt	(581)			(13,400)	(193)			(14,174)	(14,171)
Accounts payable			(426)				(14,654)	(15,080)	(15,080)
Other operating liabilities			(203)				(4,060)	(4,263)	(4,263)
Current borrowings	(3,538)			(2,320)				(5,858)	(5,858)
Other current financial liabilities			(75)					(75)	(75)
Total financial liabilities	(4,119)		(704)	(15,720)	(193)		(18,714)	(39,450)	(39,447)
Total non-financial liabilities								(65,773)
Total liabilities								(105,223)

(a)	The financial debt is recognized at fair value as hedge accounting is applied (see Note 1 paragraph Miii to the Consolidated Financial Statements).

As of December 31, 2005 (M€) Assets / (Liabilities)	Financial instruments related to financing and trading activities						Other financial instruments	Total	Fair value
	Carrying amount	Fair value
		Available for sale	Held for trading	Financial debt (a)	Hedging of financial debt	Net investment hedge and other
Equity affiliates: loans	1,299							1,299	1,299
Other investments		1,516						1,516	1,516
Hedging instruments of non-current financial debt					477			477	477
Other non-current assets	1,202							1,202	1,202
Accounts receivable, net			828				18,784	19,612	19,612
Other operating receivables			98				3,612	3,710	3,710
Current financial assets	—		290		44	—		334	334
Cash and cash equivalents							4,318	4,318	4,318
Total financial assets	2,501	1,516	1,216		521	—	26,714	32,468	32,468
Total non-financial assets								73,676
Total assets								106,144

Non-current financial debt	(793)			(12,872)	(128)			(13,793)	(13,788)
Accounts payable			(721)				(15,685)	(16,406)	(16,406)
Other operating liabilities			(67)				(4,090)	(4,157)	(4,157)
Current borrowings	(3,296)			(624)				(3,920)	(3,919)
Other current financial liabilities			(27)		(6)			(33)	(33)
Total financial liabilities	(4,089)		(815)	(13,496)	(134)		(19,775)	(38,309)	(38,303)
Total non-financial liabilities								(67,835)
Total liabilities								(106,144)

(a)	The financial debt is recognized at fair value as hedge accounting is applied (see Note 1 paragraph Miii to the Consolidated Financial Statements).

29) FAIR VALUE OF FINANCIAL INSTRUMENTS (EXCLUDING COMMODITY CONTRACTS)

A) IMPACT IN THE STATEMENT OF INCOME PER NATURE OF FINANCIAL INSTRUMENTS

Operating assets and liabilities

The impact in the statement of income is detailed as follows:

For the year ended December 31, (M€ )	2007	2006	2005
Assets available for sale (investments):
—dividend income on non-consolidated companies	218	237	164
—gains (losses) on disposal of assets	170	428	46
—others	(63)	(46)	(14)
Loans and receivables	(2)	88	6
Impact in the net operating income	323	707	202

The impact in the statement of income mainly includes:

•	Dividends and gains or losses on disposal of other investments classified as “assets available for sale”;
•	Financial gains and depreciation on loans related to equity companies, non-consolidated companies and on receivables reported in “Loans and receivables”.

Assets and liabilities from financing activities

The impact in the statement of income of financing assets and liabilities is detailed as follows:

For the year ended December 31, (M€ )	2007	2006	2005
Loans and receivables	1,135	976	772
Financing liabilities and associated hedging instruments	(1,721)	(1,597)	(1,159)
Fair value hedge (ineffective portion)	(26)	25	(24)
Assets and liabilities held for trading	73	232	124
Impact on the cost of net debt	(539)	(364)	(287)

The impact in the statement of income mainly includes:

•	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;
•

Financial expense of long-term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short term financing classified as “Financing liabilities and associated hedging instruments”;

•	Ineffective portion of bond hedging;
•	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

Financial derivative instruments used for cash management purposes (interest rate and foreign exchange) are considered to be held for trading. Based on practical documentation issues, the Group did not elect to set up hedge accounting for such instruments. The impact on income of the derivatives is offset by the impact of loans and current liabilities they are related to. Therefore these transactions taken globally do not have a significant impact on the Consolidated Financial Statements.

B) IMPACT OF THE HEDGING STRATEGIES

Fair value hedge

The impact on the statement of income of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31, (M€ )	2007	2006	2005
Revaluation at market value of bonds	137	(221)	1,329
Swap hedging of bonds	(163)	246	(1,353)
Ineffective portion of the fair value hedge	(26)	25	(24)

The ineffective portion is not representative of the Group performance considering the Group objective to hold swaps to maturity. This can be explained by the current portion of the swaps valuation that is not subject of active management.

Net investment hedge

These instruments are recorded directly in shareholders’ equity under “Currency translation adjustments”. The variations of the period are detailed in the table below:

For the year ended December 31, (M€)	As of January 1,	Variations	Disposals	As of December 31,
2007	(188)	217	—	29
2006	(183)	(5)	—	(188)
2005	(37)	(146)	—	(183)

The fair value of the open instruments is 14 M€ as of December 31, 2007.

There was no open instrument as of December 31, 2006 and 2005.

Cash flow hedge

These hedges are not significant considering the Group policy to not hedge future cash flows as of December 31, 2007, 2006 and 2005.

C) MATURITY OF DERIVATIVE INSTRUMENTS

The maturity of the notional amounts of derivatives instruments, excluding the commodity contracts, is detailed in the following table:

As of December 31, 2007 (M€)	Fair value	Notional value(a)
ASSETS/(LIABILITIES)		Total	2008	2009	2010	2011	2012	2013 and after
Fair value hedge
Issue swaps and swaps hedging bonds (liabilities)	(369)	7,506
Issue swaps and swaps hedging bonds (assets)	460	3,982
Total issue swaps and swaps hedging bonds (assets and liabilities)	91	11,488		1,910	1,836	2,725	2,437	2,580
Currency swaps hedging of bank and other loans
Issue swaps and swaps hedging bonds (current portion) (liabilities)	(1)	306
Issue swaps and swaps hedging bonds (current portion) (assets)	388	1,265
Total issue swaps and swaps hedging bonds (current portion) (assets and liabilities)	387	1,571	1,571
Net investment hedge
Currency swaps and forward exchange contracts (assets)	14	695	695
Cash flow hedge
Other interest rate swaps (assets)	1	8,249
Other interest rate swaps (liabilities)	—	3,815
Other interest rate swaps (assets and liabilities)	1	12,064	12,058		4			2
Currency swaps and forward exchange contracts (assets)	11	2,594
Currency swaps and forward exchange contracts (liabilities)	(59)	3,687
Currency swaps and forward exchange contracts (assets and liabilities)	(48)	6,281	6,207	42	2	6	8	16

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2006 (M€)		Notional value(a)
ASSETS / (LIABILITIES)	Fair value	Total	2007	2008	2009	2010	2011	2012 and after
Fair value hedge
Issue swaps and swaps hedging bonds (liabilities)	(193)	5,691
Issue swaps and swaps hedging bonds (assets)	486	5,317
Total issue swaps and swaps hedging bonds (assets and liabilities)	293	11,008		1,756	2,018	1,870	2,740	2,624
Currency swaps hedging of bank and other loans
Issue swaps and swaps hedging bonds (current portion) (liabilities)		475
Issue swaps and swaps hedging bonds (current portion) (assets)	341	1,341
Total issue swaps and swaps hedging bonds (current portion) (assets and liabilities)	341	1,816	1,816
Net investment hedge
N/A
Cash flow hedge
Other interest rate swaps (assets)	12	6,488
Other interest rate swaps (liabilities)	(8)	9,580
Other interest rate swaps (assets and liabilities)	4	16,068	16,062			4		2
Currency swaps and forward exchange contracts (assets)	59	5,003
Currency swaps and forward exchange contracts (liabilities)	(67)	6,065
Currency swaps and forward exchange contracts (assets and liabilities)	(8)	11,068	10,513	287	201	45	22

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2005 (M€)		Notional value(a)
ASSETS/(LIABILITIES)	Fair value	Total	2006	2007	2008	2009	2010	2011 and after
Fair value hedge
Issue swaps and swaps hedging bonds (liabilities)	(128)	4,387
Issue swaps and swaps hedging bonds (assets)	450	6,166
Total issue swaps and swaps hedging bonds (assets and liabilities)	322	10,553		1,854	1,960	2,137	1,782	2,820
Currency swaps hedging of bank and other loans	27	76		76
Issue swaps and swaps hedging bonds (current portion) (liabilities)	(6)	167
Issue swaps and swaps hedging bonds (current portion) (assets)	44	381
Total issue swaps and swaps hedging bonds (current portion) (assets and liabilities)	38	548	548
Net investment hedge
N/A

Cash flow hedge
Other interest rate swaps (assets)	7	4,960
Other interest rate swaps (liabilities)	(4)	9,022
Other interest rate swaps (assets and liabilities)	3	13,982	13,876				5	1
Currency swaps and forward exchange contracts (assets)	283	8,579
Currency swaps and forward exchange contracts (liabilities)	(23)	2,372
Currency swaps and forward exchange contracts (assets and liabilities)	260	10,951	10,542	77	44	86	16	184

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

30) FINANCIAL INSTRUMENTS RELATED TO COMMODITY CONTRACTS

Financial instruments related to oil, gas and power activities are recorded at fair value under “Other current assets” or “Other creditors and accrued liabilities” depending whether they are assets or liabilities.

As of December 31, 2007 (M€)
ASSETS/(LIABILITIES)	Notional value - purchase(a)	Notional value - sale(a)	Carrying amount	Fair value
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps(a)	9,048	9,671	(149)	(149)
Freight rate swaps(a)	69	93	(3)	(3)
Forwards(b)	7,060	7,233	(4)	(4)
Options(c)	4,852	4,143	272	272
Futures(d)	1,734	3,510	(97)	(97)
Options on futures(c)	365	280	(1)	(1)
Total crude oil, petroleum products and freight rates			18	18
Gas & Power activities
Swaps(a1)	1,496	1,670	4	4
Forwards(b)	9,558	8,306	213	213
Options(c)	3	10	—	—
Futures(d)	115	94	15	15
Total Gas & Power			232	232
Total			250	250
Total of fair value not recognized in the balance sheet				—

As of December 31, 2006 (M€)
ASSETS/(LIABILITIES)	Notional value - purchase(a)	Notional value - sale(a)	Carrying amount	Fair value
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps(a)	7,987	9,303	(30)	(30)
Freight rate swaps(a)	56	86	2	2
Forwards(b)	5,145	5,830	(11)	(11)
Options(c)	6,046	4,835	66	66
Futures(d)	1,274	2,434	79	79
Options on futures(c)	143	165	(4)	(4)
Total crude oil, petroleum products and freight rates			102	102
Gas & Power activities
Swaps(a1)	1,161	872	(38)	(38)
Forwards(b)	9,973	9,441	(73)	(73)
Options(c)	18	58	1	1
Futures(d)	92	46	31	31
Total Gas & Power			(79)	(79)
Total			23	23
Total of fair value not recognized in the balance sheet				—

As of December 31, 2005 (M€)
ASSETS/(LIABILITIES)	Notional value - purchase(a)	Notional value - sale(a)	Carrying amount	Fair value
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps(a)	5,347	6,275	(15)	(15)
Freight rate swaps(a)	46	47	—	—
Forwards(b)	4,839	5,156	(14)	(14)
Options(c)	5,426	3,770	79	79
Futures(d)	627	2,045	(35)	(35)
Options on futures(c)	398	178	13	13
Total crude oil, petroleum products and freight rates			28	28
Gas & Power activities
Swaps(a1)	1,332	1,098	56	56
Forwards(b)	8,940	9,133	19	19
Options(c)	60	41	—	—
Futures(d)	177	43	35	35
Total Gas & Power			110	110
Total			138	138
Total of fair value not recognized in the balance sheet				—

(a)	Swaps (including “Contracts for differences”): the “Notional value” columns correspond to receive-fixed and pay-fixed swaps.
(b)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown. The 2005 amounts for commodities instruments on Gas & Power have been reclassified accordingly.
(c)	Options: the “Notional value” columns correspond to the nominal value of options (calls or puts) purchased and sold, valued based on the strike price.
(d)	Futures: the “notional value” columns correspond to the net purchasing/selling positions, valued based on the closing rate on the organized exchange market.

Most commitments on crude oil and refined products have a short term maturity (less than one year). The maturity of most Gas & Power energy derivatives is less than three years forward.

The fair value variations of financial instruments related to commodity contracts are detailed as follows:

(M€) For the year ended December 31,	Fair value as of January 1,	Impact in income	Settled contracts	Other	Fair value as of December 31,
Crude oil, petroleum products and freight rates activities
2007	102	1,381	(1,460)	(5)	18
2006	28	1,577	(1,496)	(7)	102
2005	26	1,353	(1,354)	3	28

Gas & Power activities
2007	(79)	489	(163)	(15)	232
2006	110	557	(744)	(2)	(79)
2005(a)	(271)	327	(569)	623	110

(a)	2005 figures for Gas & Power have been restated to include physical contracts that are accounted for as derivative contract. However as the figures as of January 1, 2005 had not been restated, any method difference had been included in the column “Other”.

31) MARKET RISKS

Oil and gas market related risks

Due to the nature of its business, the Group has significant oil and gas trading activities as part of its day-to-day operations in order to optimize revenues from its oil and gas production and to obtain favorable pricing to supplies its refineries.

In its international oil trading activities, the Group follows a policy of not selling its future oil and gas production for future delivery. However, in connection with these trading activities, the Group, like most other oil companies, uses energy derivative instruments to adjust its exposure to price fluctuations of crude oil, refined products, natural gas and electricity. The Group also uses freight-rate derivative contracts in its shipping activities to adjust its exposure to freight-rate fluctuations. To hedge against this risk, the Group uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets. The list of the different derivatives owned by the Group in these markets is detailed in Note 30 to the Consolidated Financial Statements.

Trading & Shipping measures its market risk exposure i.e. potential loss in fair values, on its crude oil, refined products and freight rates trading activities using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the last 400 business days for all instruments and maturities in the global trading activities. Options are systematically re-evaluated using appropriate models.

The potential movement in fair values corresponds to a 97.5% value-at-risk type confidence level. This means that our portfolio result is likely to exceed the value-at-risk loss measure once over 40 business days if the portfolio exposures were left unchanged. There is a 97.5% probability that unfavorable daily market variations would result in a loss of less than 5.4 M€ per day, defined as the value-at-risk, based on positions as of December 31, 2007. Over the year 2007, the average value-at-risk was 6.7 M€, the lowest value-at-risk was 3.3 M€, the highest value-at-risk was 11.6 M€.

As part of its gas and electricity trading activity, the Group also uses derivative instruments such as futures, forwards, swaps and options in both organized and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. Gas & Power measures its market risk exposure i.e.

potential loss in fair values, on its trading activities using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the past year for all instruments and maturities in the global trading activities.

Based on positions as of December 31, 2007, there is a 97.5% probability that unfavorable daily market variations would result in a loss of less than 4.3 M€ per day. Over the year 2007, the average value-at-risk was 7.9 M€, the lowest value-at-risk was 3.2 M€, and the highest value-at-risk was 18.2 M€.

The Group has implemented strict policies and procedures to manage and monitor these market risks. These are based on the one hand, on the splitting of supervisory functions from operational functions and, on the other hand on an integrated information system that enables real-time monitoring of trading activities.

Limits on trading positions are approved by the Group’s Executive Committee and are monitored daily. To increase flexibility and encourage liquidity, hedging operations are performed with numerous independent operators, including other oil companies, major energy producers or consumers and financial institutions. The Group has established counterparty limits and monitors outstanding amounts with each counterparty on an ongoing basis.

Financial markets related risks

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are principally interest rate and currency swaps. The Group may also use on a less frequent basis, futures, caps, floors and options contracts. These operations and their accounting treatment are detailed in Notes 1 paragraph M, 20, 28 and 29 to the Consolidated Financial Statements.

Risks relative to cash management activities and to interest rate and foreign exchange financial instruments are managed according to rules set by the Group’s senior management. This assures regular pooling of available cash balances, open positions and management of the financial instruments by the treasury/financing department. Excess cash of the Group is deposited in prime banks or is used to buy deposit certificates issued by these banks. Liquidity positions and the management of financial instruments are centralized by the treasury/financing department, where they are managed by a team specialized in foreign exchange and interest rate market transactions.

The cash monitoring and management team with the treasury/financing department monitors limits and positions on a daily basis and reports results. This team also prepares mark-to-market valuations and, whenever necessary, performs sensitivity analysis.

Management of currency exposure

The Group seeks to minimize the currency exposure of each entity to its functional currency (primarily the euro, the U.S. dollar, the pound sterling and the Norwegian krone).

For currency exposure generated by commercial activity, the hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and in some cases on the forward market. The Group rarely hedges future cash flows, although it may use options to do so.

With respect to currency exposure linked to non-current assets booked in a currency other than the euro, the Group has a policy of in reducing the related currency exposure by financing these assets in the same currency.

Net short-term currency exposure is periodically monitored against limits set by the Group’s senior management.

The non-current debt described in Note 20 to the Consolidated Financial Statements is generally raised by the corporate treasury entities either in dollars or in euros, or in other currencies which are then systematically exchanged against dollars or euros according to the general corporate needs, through issue swaps. The proceeds from these debt issuances are loaned to the affiliates whose accounts are kept in dollars or euros. Thus, the net sensitivity of these positions to currency exposure is not material.

The Group’s short-term currency swaps for the nominal amounts of which appears in Note 29 to the Consolidated Financial Statements are used to attempt to optimize the centralized cash management of the Group. Thus the sensitivity to currency fluctuations which may be induced is likewise considered negligible.

Short-term interest rate exposure and cash

Cash balances, which are primarily composed of euros and dollars, are managed according to the guidelines established by the senior management (maintain maximum liquidity, optimize revenue from investments considering existing interest rate yield curves, and minimize the cost of borrowing) over a less than 12-month horizon and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, and without modifying currency exposure.

Interest rate risk on non-current debt

The Group’s policy consists of incurring non-current debt primarily at a floating rate or at a fixed rate depending on the level of interest rates, in dollars or in euros according to general corporate needs. Long-term interest rate and currency swaps can hedge bonds at their issuance in order to create a variable rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, TOTAL can also enter into long-term interest rate swaps.

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves in each of the currencies on the fair value of the current financial instruments as of December 31, 2007, 2006 and 2005.

			Change in fair value due to a change in interest rate by
ASSETS/(LIABILITIES)	Carrying amount	Estimated fair value	+ 10 basis points	- 10 basis points
As of December 31, 2007 (M€)
Bonds (non-current portion, before swaps)	(11,741)	(11,741)	37	(37)
Issue swaps and swaps hedging bonds (liabilities)	(369)	(369)
Issue swaps and swaps hedging bonds (assets)	460	460
Total issue swaps and swaps hedging bonds (assets and liabilities)	91	91	(39)	38
Current portion of non-current debt after swaps (excluding capital lease obligations)	(1,669)	(1,669)	(1)	1
Other interest rate swaps	1	1	—	—
Currency swaps and forward exchange contracts	(34)	(34)	—	—

As of December 31, 2006 (M€)
Bonds (non-current portion, before swaps)	(11,413)	(11,413)	26	(26)
Issue swaps and swaps hedging bonds (liabilities)	(193)	(193)
Issue swaps and swaps hedging bonds (assets)	486	486
Total issue swaps and swaps hedging bonds (assets and liabilities)	293	293	(26)	26
Current portion of non-current debt after swaps (excluding capital lease obligations)	(2,140)	(2,140)	1	(1)
Other interest rate swaps	4	4	(1)	1
Currency swaps and forward exchange contracts	(8)	(8)	1	(1)

As of December 31, 2005 (M€)
Bonds (non-current portion, before swaps)	(11,025)	(11,025)	126	(129)
Issue swaps and swaps hedging bonds (liabilities)	(128)	(128)
Issue swaps and swaps hedging bonds (assets)	450	450
Total issue swaps and swaps hedging bonds (assets and liabilities)	322	322	(115)	117
Current portion of non-current debt after swaps (excluding capital lease obligations)	(920)	(919)	1	(1)
Other interest rate swaps	3	3	(3)	3
Currency swaps and forward exchange contracts	260	260	4	(4)

The impact of interest rate variation on the cost of net debt before tax is as follows:

For the year ended December 31, (M€)	2007	2006	2005
Cost of net debt	(539)	(364)	(287)
Interest rates translation of + 10 basis points	(12)	(12)	(10)
Interest rates translation of -10 basis points	12	12	10
Interest rates translation of + 100 basis points	(116)	(118)	(100)
Interest rates translation of -100 basis points	116	118	100

As a result of the policy for the management of currency exposure previously described, the Group’s sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional accounting currency is the U.S. dollar and, to a lesser extent, the pound sterling and the Norwegian krone.

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in shareholders’ equity which, in the course of the last three fiscal years, is essentially related to the evolution of dollar and of pound sterling and is set forth in the table below:

	Dollar/Euro exchange rates	Euro/Pound sterling exchange rates

As of December 31, 2007	1.47	0.73
As of December 31, 2006	1.32	0.67
As of December 31, 2005	1.18	0.69

As of December 31, 2007 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	49,254	22,214	12,954	5,477	8,609
Currency translation adjustment before net investment hedge	(4,410)	—	(3,501)	(289)	(620)
Net investment hedge — open instruments	14	—	14	—	—
Shareholders’ equity at exchange rate as of December 31, 2007	44,858	22,214	9,467	5,188	7,989

As of December 31, 2006 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	41,704	17,253	11,166	4,940	8,345
Currency translation adjustment before net investment hedge	(1,383)	—	(1,393)	203	(193)
Net investment hedge — open instruments	—	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2006	40,321	17,253	9,773	5,143	8,152

As of December 31, 2005 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	39,224	19,789	7,822	4,191	7,422
Currency translation adjustment before net investment hedge	1,421	—	922	68	431
Net investment hedge — open instruments	—	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2005	40,645	19,789	8,744	4,259	7,853

As a result of this policy, the impact of currency exchange on consolidated income, as illustrated in Note 7 to the Consolidated Financial Statements, has not been significant over the past three fiscal years despite the considerable fluctuation of the dollar (gain of 35 M€ in 2007, loss of 30 M€ in 2006, gain of 76 M€ in 2005).

Counterparty	risk

The Group has established standards for market transactions according to which bank counterparties must be approved in advance, based on an assessment of the counterparty’s financial soundness and its rating (Standard & Poor’s, Moody’s), which must be of high quality.

An overall authorized credit limit is set for each bank and is allotted among the subsidiaries and the Group’s central treasury entities according to their needs.

Stock	market risk

The Group holds interests in a number of publicly-traded companies (see Notes 12 and 13 to the Consolidated Financial Statements). The market value of these holdings fluctuates due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

Liquidity	risk

TOTAL S.A. has confirmed lines of credit granted by international banks, which are calculated to allow it to manage its short-term liquidity needs as required.

The total amount of these lines of credit as of December 31, 2007, was $8,261 million, of which

$8,195 million was unused. The terms and availability of these lines of credit are not conditioned on the Company’s financial ratios, its financial ratings or on the absence of events that could have a material adverse impact on its financial situation. The total amount, as of December 31, 2007, of the principal confirmed lines of credit granted by international banks to Group companies, including TOTAL S.A., was $10,505 million of which $8,548 million was unused. The lines of credit given to Group companies other than TOTAL S.A. are not used for general Group purposes. They are used to finance general activities of that company or for specific projects.

The following tables show the maturity of the assets and liabilities from financing activities as of December 31, 2007, 2006 and 2005 (see Note 20 to the Consolidated Financial Statements).

ASSETS/(LIABILITIES) As of December 31, 2007 (M€)	Less than one year	Between 1 year and 5 years	More than 5 years	Total
Non-current financial debt — net of hedging instruments		(11,424)	(2,992)	(14,416)
Current borrowings	(4,613)			(4,613)
Other current financial liabilities	(60)			(60)
Current financial assets	1,264			1,264
Cash and cash equivalents	5,988			5,988
Net amount before financial expense	2,579	(11,424)	(2,992)	(11,837)
Financial expense	(561)	(1,389)	(270)	(2,220)
Net amount	2,018	(12,813)	(3,262)	(14,057)

As of December 31, 2006 (M€)	Less than one year	Between 1 year and 5 years	More than 5 years	Total
Non-current financial debt — net of hedging instruments		(10,733)	(2,955)	(13,688)
Current borrowings	(5,858)			(5,858)
Other current financial liabilities	(75)			(75)
Current financial assets	3,908			3,908
Cash and cash equivalents	2,493			2,493
Net amount before financial expense	468	(10,733)	(2,955)	(13,220)
Financial expense	(567)	(1,302)	(160)	(2,029)
Net amount	(99)	(12,035)	(3,115)	(15,249)

As of December 31, 2005 (M€)	Less than one year	Between 1 year and 5 years	More than 5 years	Total
Non-current financial debt — net of hedging instruments		(9,057)	(4,259)	(13,316)
Current borrowings	(3,920)			(3,920)
Other current financial liabilities	(33)			(33)
Current financial assets	334			334
Cash and cash equivalents	4,318			4,318
Net amount before financial expense	699	(9,057)	(4,259)	(12,617)
Financial expense	(453)	(1,091)	(144)	(1,688)
Net amount	246	(10,148)	(4,403)	(14,305)

Credit	risk

Credit risk is defined as the risk to the counterparty to a contract failing to perform or pay the amounts due.

The Group is exposed to credit risks in its operations. The Group’s maximum exposure to credit risk is partially related to financial assets on the face of the balance sheet, including financial instruments related to commodity contracts that have a positive market value.

The following table presents the Group’s maximum credit risk exposure:

As of December 31, (M€)
ASSETS/(LIABILITIES)	2007	2006	2005
Loans to equity affiliates (Note 12)	2,575	1,533	1,299
Loans and advances (Note 14)	851	1,025	1,202
Accounts receivable, net (Note 16)	19,129	17,393	19,612
Other operating receivables (Note 16)	4,430	4,267	3,710
Total	26,985	24,218	25,823

The valuation allowance on loans and advances and on accounts receivable and other operating receivables are detailed respectively in Notes 14 and 16 of the Consolidated Financial Statements.

The credit risk on outstanding receivables is not material to the Group.

Credit risk is managed by the Group’s segments as follows:

•	Upstream segment

-	Exploration & Production

Risks arising under contracts with government authorities or other oil companies, or under long-term supply contracts necessary to underpin projects are evaluated during the project approval process. The long-term aspect of these contracts and the high quality of the other parties lead to a low level of credit risk.

Risks related to commercial operations, other than those described above which are, in practice, directly monitored by subsidiaries, are subject to procedures for establishing and reviewing credit.

Customer receivables are subject to provisions on a case-by-case basis, based on prior history and management’s assessment of the situation.

-	Gas & Power

The Gas & Power division deals with counterparties in the energy, industrial and financial sectors throughout the world, primarily in Europe and North America. Financial institutions providing credit risk coverage are highly rated international banks and insurance groups.

Potential counterparties are subject to credit assessment and approval before concluding transactions and are thereafter subject to regular review, including re-appraisal and approval of the limits previously granted. The creditworthiness of the counterparties is assessed based on analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as data published by the rating agencies.

On this basis, credit limits are defined for each potential counterparty and, where appropriate, transactions are subject to specific authorizations. Credit exposure, which is essentially an economic exposure or an expected future physical exposure, is permanently monitored and subject to sensitivity measures.

Credit risk is mitigated by systematic use of industry standard contractual frameworks that permit netting, enable to require added security in case of adverse change in the counterparty risk, and allow for termination of the contract upon occurrence of certain events of default.

•	Downstream segment

-	Refining & Marketing

Internal procedures for the Refining & Marketing division include rules on credit risk that describe the basis of internal control in this domain, including the separation of authority between commercial and financial operations. Credit policies are defined at the local level, and are complemented by the implementation of procedures to monitor customer risk (credit committees at the subsidiary level, the creation of credit limits for corporate customers, portfolio guarantees, etc.).

Each entity also implements monitoring of its outstanding receivables. Risks related to credit may be mitigated or limited by requiring security or guarantees.

Bad debts are provisioned on a case-by-case basis at a rate determined by management by its assessment of the circumstances.

-	Trading & Shipping

Trading & Shipping deals with counterparties and financial institutions located throughout the world. Counterparties to physical and derivative transactions are primarily entities involved in the oil and gas industry or in the trading of energy commodities. Financial institutions providing credit risk coverage are highly rated international banks and insurance groups.

The Trading & Shipping division has a strict policy of internal delegation of authority governing establishment of country and counterparty credit limits and approval of specific transactions. Credit exposures contracted under these limits and approvals are monitored on a daily basis.

Potential counterparties are subject to credit assessment and approval prior to any transaction being concluded and all active counterparties are subject to regular reviews, including re-appraisal and approval of granted limits. The creditworthiness of counterparties is assessed based on analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as ratings data published by Standard & Poor’s, Moody’s Investors Service and other agencies.

Contractual arrangements are structured so as to maximize the risk mitigation benefits of netting between transactions wherever possible and additional protective terms providing for the provision of security in the event of financial deterioration and the termination of transactions on the occurrence of defined default events are used to the greatest permitted extent.

Credit risks in excess of approved levels are secured by means of letters of credit and other guarantees, cash deposits and insurance arrangements. In respect of derivative transactions, risks are secured by formal margining agreements wherever possible.

•	Chemicals segment

Credit risk in the Chemicals segment is primarily related to commercial receivables. Each division implements procedures for managing and provisioning credit risk that differ based on the size of the subsidiary and market in which it operates. The principal elements of these procedures are:

•	Implementation of credit limits with additional authorization procedures for possible credit overruns;

•	Use of insurance policies or specific guarantees (letters of credit);

•	Regular monitoring and assessment of overdue accounts (aging balance), including collection procedures; and

•	Provisioning of bad debt on a customer-by-customer basis, according to payment delays and local payment practices.

32) OTHER RISKS AND CONTINGENT LIABILITIES

TOTAL is not currently aware of any event, litigation, risks or contingent liabilities that could have a material impact on the financial condition, assets, results or business of the Group.

Antitrust Investigations

1) Following investigations into some commercial practices in the chemicals industry in the United States, subsidiaries of the Arkema group are involved in several civil liability lawsuits in the United States and Canada for violations of antitrust laws. TOTAL S.A. has been named in certain of these suits as the parent company.

In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anti-competitive practices involving certain products sold by Arkema(1). In January 2005, under one of these investigations, the European Commission fined Arkema France 13.5 M€ and jointly fined Arkema France and Elf Aquitaine 45 M€. Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

The Commission notified Arkema, TOTAL S.A. and Elf Aquitaine of complaints concerning two other product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations. As a result of these proceedings, in May 2006 the European Commission fined Arkema 78.7 M€ and 219.1 M€, respectively. Elf Aquitaine was held jointly and severally liable for, respectively, 65.1 M€ and 181.35 M€ of these fines while TOTAL S.A. was held jointly and severally liable, respectively, for 42 M€ and 140.4 M€. TOTAL S.A., Elf Aquitaine and Arkema have appealed these decisions to the Court of First Instance of the European Union.

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

Arkema and Elf Aquitaine received a statement of objections from the European Commission in August 2007 concerning alleged anti-competitive practices related to another line of chemical products. No facts have been alleged that would implicate Elf Aquitaine in the practices under investigation, as Elf Aquitaine has been included based solely on its status as the parent company.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema, as well as TOTAL S.A. and Elf Aquitaine.

2) As part of the agreement relating to the spin-off of Arkema, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for certain risks related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member states for competition law violations, (ii) fines imposed by American courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings.

The guarantee covering the risks related to anti-competition violations in Europe applies to amounts that rise above a 176.5 M€ threshold.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, these guarantees will become void.

In the same way, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group companies for 10% of any amount that TOTAL S.A. or any Group companies are required to pay under any of the proceedings covered by these guarantees.

3) The Group has recorded provisions amounting to 138 M€ in its consolidated accounts as of December 31, 2007 to cover the risks mentioned above.

4) Moreover, as a result of investigations started by the European Commission in October 2002 concerning certain Refining & Marketing subsidiaries of the Group,

Total Nederland N.V. and TOTAL S.A. received a statement of objections in October 2004. These proceedings resulted, in September 2006, in Total Nederland N.V. being fined 20.25 M€ and in TOTAL S.A. being held jointly responsible for 13.5 M€ of this amount, although no facts implicating TOTAL S.A. in the practices under investigation were alleged.

TOTAL S.A. and Total Nederland N.V. have appealed this decision to the Court of First Instance of the European Union.

In addition, in May 2007, Total France and TOTAL S.A. received a statement of objections regarding alleged antitrust practices regarding another product line of the Refining & Marketing branch. No facts have been alleged that implicate TOTAL S.A. in the practices under investigation as the Company has been included based solely on its status as the parent company.

5) Given the discretionary powers granted to the European Commission for determining fines, it is not currently possible to determine with certainty the outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the outcome of these proceedings, the Group believes that they will not have a material adverse impact on its financial condition or results.

BUNCEFIELD

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot is operated by Hertfordshire Oil Storage Limited (HOSL), a company in which the British subsidiary of TOTAL holds 60% and another oil group holds 40%.

The explosion caused minor injuries to about 40 people and caused property damage to the depot, the buildings and homes located nearby. The official independent Investigation Board (supported by the HSE) has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report detailing the circumstances and the exact cause of the explosion has not been released yet. At this stage, responsibility for the explosion has not yet been determined. The civil court procedure, concerning claims which have not been settled so far, is expected to start in the fourth quarter 2008.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties, and believes that, based on the information currently available, this accident should not have a significant impact on its financial position, cash flows or results.

VENEZUELA

In Venezuela, on March 31, 2006, the authorities terminated all operating contracts signed in the 1990s and decided to transfer the management of fields concerned to new mixed companies to be created with the national company PDVSA (Petroleos de Venezuela S.A.) as the majority owner. The government and the Group did not reach an agreement on the terms of the transfer of the Jusepin field under the initial timetable. However, subsequent negotiations have led to a settlement, announced in March 2007, under which the government has committed to pay the Group $137.5 million.

The Venezuelan authorities have modified the initial agreement for the Sincor project several times. In May, 2006, the organic law on hydrocarbons was amended with immediate effect to establish a new extraction tax, calculated on the same basis as for royalties and bringing the overall tax rate to 33.33%. In September, 2006, the corporate income tax was modified to increase the rate on oil activities (excluding natural gas) to 50%. This new tax rate came into effect in 2007.

The government has also expressed its intention to apply this law to the “Strategic Associations” which operate the extra-heavy oil projects in the Orinoco region. In January 2007, the National Assembly voted a law (effective on February 1, 2007) which allows the Venezuelan president to legislate by decree on several areas during an 18-month period. Oil and gas policy are included in these areas. On February 26, 2007 the Venezuelan president signed a decree providing for the transformation of the Strategic Associations from the Faja region (including Sincor), into mixed companies with the government having a minimum interest of 60%. The legislation further stated that operations were to be transferred to PDVSA no later than April 30, 2007, and that the private companies were to have a four-month period (with an additional two months for submission to the National Assembly) to reach an agreement on the terms and conditions of their interest in the mixed companies.

Within this framework, TOTAL signed two agreements with PDVSA and Statoil, with the approval of the ministry in charge of energy and oil:

•	On April 25, 2007, an agreement according to which the control of Sincor operations was transferred temporarily, from May 1, 2007, to PDVSA;

•

On June 26, 2007, heads of agreement providing for the transformation of the Sincor association into a mixed company. Pursuant to these heads of agreement, TOTAL’s share in the project was to decrease from 47% to 30.323%, PDVSA’s interest was to increase to 60% and Statoil’s interest was to decrease to 9.677%. This agreement also provides for compensation to be awarded to TOTAL, with the amount to be negotiated based on the value of the assets. The approval of this transformation by the National Assembly was published on October 29, 2007 in the Venezuelan official gazette. Presidential decrees regarding the creation of the mixed company, PetroCedeño and the transfer of the rights to conduct the principal activities were published in the Venezuelan official gazette on November 9, 2007 and January 10, 2008, respectively. The finalization of the transformation process occurred on February 8, 2008.

PDVSA assumed control of the Group’s Sincor assets at the end of the fourth quarter 2007. Taking into account the finalization of the transformation on February 8, 2008 and the significant influence that TOTAL continues to have over Sincor, the Group’s 30.323% interests in Sincor were accounted for by the equity method as of December 31, 2007.

This operation did not have an impact on the consolidated statement of income for 2007.

In 2006, the Group received two corporation tax adjustment notices. The first one regards the company holding the Group’s interest in the Jusepin operating contract, for which the 2001-2004 file was definitively closed in the first half 2006, while the Seniat (Venezuelan tax authority) admitted the validity of the Group’s claims concerning fiscal year 2005 and gave up the tax adjustments in its final order on September 25, 2007. The second one is related to the company holding the Group’s interest in the Sincor project, for which the answer from the tax authorities regarding the observations provided by the Group concerning 2001 was received on May 23, 2007. In the first half 2007, the Group received tax adjustment notices for fiscal years 2002-2003 and 2004-2005. An agreement concerning the files for fiscal years 2001 to 2005 was reached on June 20, 2007 and the file for fiscal 2006 was closed during the last quarter of 2007. These agreements did not have a material impact on the Group’s result.

KAZAKHSTAN

On January 14, 2008, members of NCSPSA (North Caspian Sea Production Sharing Agreement) and the Kazakh authorities signed a Memorandum of Understanding to end the dispute among them that began at the end of August 2007. The implementation of this Memorandum of Understanding will decrease TOTAL’s share in this permit from 18.52% to 16.81%.

ERIKA

In response to the decision given by the Paris Criminal Court on January 16, 2008, TOTAL S.A. has decided, on one hand, to file an appeal against the decision and, on the other hand, to finally and irrevocably pay the amounts awarded by the court to those parties who request such payment.

At the current stage of the proceedings, TOTAL S.A. believes that, based on a reasonable estimate of its liability, the case will not have a material impact on the Group’s financial situation or consolidated results.

33) OTHER INFORMATION

A) RESEARCH AND DEVELOPMENT COSTS

Research and development costs incurred by the Group in 2007 amounted to 594 M€ (569 M€ in 2006), corresponding to 0.4% of sales.

The staff dedicated in 2007 to these research and development activities are estimated at 4,216 people (4,091 in 2006).

B) TAXES PAID TO MIDDLE EAST OIL-PRODUCING COUNTRIES FOR THE PORTION WHICH TOTAL HELD HISTORICALLY AS CONCESSIONS

Taxes paid for the portion that TOTAL held historically as concessions (Abu Dhabi offshore and onshore, Dubai offshore, Oman and Abu Al Bu Khoosh) included in operating expenses amounted to 2,505 M€ in 2007 (2,906 M€ in 2006).

C) EMISSION RIGHTS

The principles governing the accounting for Emission Rights are presented in Note 1 paragraph T to the Consolidated Financial Statements.

On December 31, 2007, the Emission Rights delivered to Group sites were sufficient with respect to the emissions in 2007. Thus, the Group recognized no provisions for allowances to be returned.

34) SPIN-OFF OF ARKEMA (2006)

The spin-off of Arkema that took place in 2006 led to the distribution of Arkema shares to TOTAL shareholders (other than TOTAL S.A). This operation can be analyzed as an exchange of non-monetary assets for TOTAL S.A. shareholders.

As IFRS do not contain specific rules for this type of transaction, the accounting treatment of the spin-off in TOTAL’s Consolidated Financial Statements has been based on Generally Accepted Accounting Principles in the United States (U.S. GAAP), and more particularly on opinion APB 29 (Accounting Principles Board Opinions) “Accounting for Non-monetary Transactions”.

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

Financial information related to Arkema’s contribution to the Consolidated Financial Statements is presented below. This contributive information is not directly comparable to the combined and pro-forma accounts filed by Arkema for the purpose of the public listing of its shares, as the latter have been based on specific conventions mainly related to the consolidation perimeter, accounting options and indicators.

Tax losses of Arkema entities, as they occurred, have been used in the consolidated tax return of the Group.

Statement of income For the year ended December 31, (M€)	2006	2005
Revenues from sales	1,497	5,561
Purchases and other operating expenses	(1,377)	(5,274)
Depreciation of tangible assets	(53)	(404)

Operating income	67	(117)
Equity in income (loss) of affiliates, others	(42)	(325)
Taxes	(30)	(19)
Net income	(5)	(461)

Balance sheet As of December 31, (M€)	2006 (1)	2005
Non-current assets	1,995	2,011
Working capital	1,501	1,337
Provisions and other non-current liabilities	(1,090)	(1,116)
Capital employed	2,406	2,232
Net debt	(144)	(551)
Shareholders’ equity	2,262	1,681

(1)	Detailed assets and liabilities which have been spun off as of May 12, 2006.

Statement of cash flow For the year ended December 31, (M€)	2006	2005
Cash flow from operating activities	53	(348)
Cash flow used in investing activities	(76)	(263)
Cash flow from financing activities	(109)	(18)
Net increase/decrease in cash and cash equivalents	(132)	(629)
Effect of exchange rates and changes in consolidation scope	113	622
Cash and cash equivalents at the beginning of the period	84	91
Cash and cash equivalent at the end of the period	65	84

Earnings per share and fully-diluted earnings per share are presented below for continuing and discontinued operations.

Earnings per share For the year ended December 31, (€)	2006	2005
Earnings per share of continuing operations	5.13	5.42
Earnings per share of discontinued operations	0.00	(0.19)
Earnings per share	5.13	5.23

Diluted earnings per share For the year ended December 31, (€)	2006	2005
Diluted earnings per share of continuing operations	5.09	5.39
Diluted earnings per share of discontinued operations	0.00	(0.19)
Diluted earnings per share	5.09	5.20

35) CONSOLIDATION SCOPE

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

Information shown in the following tables is presented in accordance with Statement of Financial Accounting Standards No. 69 (FAS No. 69, “Disclosures About Oil and Gas Producing Activities”).

Oil and gas reserves

The following tables present, for crude oil, condensates and natural gas liquids reserves and for natural gas reserves, an estimate of the Group’s oil and gas quantities by geographical areas at December 31, 2007, 2006 and 2005.

Quantities shown concern:

•	Proved developed and undeveloped reserves together with changes in quantities for 2007, 2006 and 2005.
•	Proved developed reserves.

The definitions used for proved oil and gas reserves, proved developed oil and gas reserves and proved undeveloped reserves are in accordance with the applicable U.S. Securities & Exchange Commission regulation, Rule 4-10 of Regulation S-X. Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. This process involves making subjective judgments; consequently, estimates of reserves are not exact measurements and are subject to revision. The reserve estimates shown below do not include quantities that may or may not be produced, due to changes in economic conditions or pursuant to new technologies. For additional information on TOTAL’s reserves estimation process, see “Item 4. Information on the Company — Exploration & Production — Reserves” included elsewhere herein.

The percentage of proved developed reserves has remained relatively stable over the past three years, indicating that proved reserves are consistently moved from undeveloped to developed status. Over time, undeveloped reserves will be reclassified to the developed category as new wells are drilled, existing wells are recompleted and/or facilities to produce from existing and future wells are installed. Major development projects typically take two to four years from the time of recording proved reserves to the start of production from these reserves.

Estimated proved reserves of crude oil and natural gas

The following tables reflect the estimated proved reserves of crude oil and natural gas as of December 31, 2005, 2006 and 2007, and the changes therein.

	Crude Oil, Condensate and Natural Gas Liquids (Mb)
	Europe	Africa	North America	Asia	Rest of World(a)	Total	Equity Affiliates and Non- Consolidated
Balance as of January 1, 2005	1,066	2,695	80	79	1,969	5,889	1,114
Revisions of previous estimates	32	(15)	96	(7)	6	112	(4)
Extensions, discoveries and other	23	21	—	—	—	44	—
Acquisitions of reserves in place	—	7	58	—	—	65	—
Sales of reserves in place	—	—	—	—	(36)	(36)	—
Production for the year	(143)	(245)	(3)	(10)	(91)	(492)	(100)
Balance as of December 31, 2005	978	2,463	231	62	1,848	5,582	1,010
Revisions of previous estimates	40	146	1	6	65	258	4
Extensions, discoveries and other	13	113	—	—	—	126	60
Acquisitions of reserves in place	—	—	22	—	—	22	3
Sales of reserves in place	(6)	—	(2)	—	(21)	(29)	(16)
Production for the year	(132)	(220)	(2)	(11)	(78)	(443)	(106)
Balance as of December 31, 2006	893	2,502	250	57	1,814	5,516	955
Revisions of previous estimates	108	149	(4)	(1)	(550)	(298)	525
Extensions, discoveries and other	4	90	2	6	1	103	7
Acquisitions of reserves in place	—	—	—	—	—	—	—
Sales of reserves in place	(3)	(2)	(6)	—	(459)	(470)	(9)
Production for the year	(122)	(241)	(5)	(10)	(77)	(455)	(96)
Balance as of December 31, 2007	880	2,498	237	52	729	4,396	1,382

Minority interests in proved developed and undeveloped reserves as of (Mb):

December 31, 2005	19	77	—	—	—	96	—
December 31, 2006	17	82	—	—	—	99	—
December 31, 2007	15	116	—	—	—	131	—

Proved developed and undeveloped reserves of equity and non-consolidated affiliates as of (Mb):

December 31, 2005	—	59	—	—	951	—	1,010
December 31, 2006	—	56	—	—	899	—	955
December 31, 2007	—	43	—	—	1,339	—	1,382

Proved developed reserves as of (Mb):

December 31, 2005	692	1,318	13	44	423	2,490	709
December 31, 2006	629	1,436	19	40	418	2,542	665
December 31, 2007	560	1,389	25	33	253	2,260	735

Proved developed reserves of equity and non-consolidated affiliates as of (Mb):

December 31, 2005	—	51	—	—	658	—	709
December 31, 2006	—	49	—	—	616	—	665
December 31, 2007	—	30	—	—	705	—	735

(a)	Including the Middle East.

	Natural Gas (Bcf)
	Europe	Africa	North America	Asia	Rest of World(a)	Total	Equity Affiliates and Non- Consolidated
Balance as of January 1st, 2005	6,015	4,779	280	4,742	5,343	21,159	1,626
Revisions of previous estimates	383	141	8	(227)	240	545	(7)
Extensions, discoveries and other	145	27	—	—	43	215	2,954
Acquisitions of reserves in place	—	3	—	—	—	3	—
Sales of reserves in place	—	—	—	—	—	—	—
Production for the year	(753)	(152)	(64)	(458)	(225)	(1,652)	(93)
Balance as of December 31, 2005	5,790	4,798	224	4,057	5,401	20,270	4,480
Revisions of previous estimates	127	133	(8)	116	(106)	262	(9)
Extensions, discoveries and other	283	32	—	—	—	315	2,105
Acquisitions of reserves in place	—	—	12	—	—	12	1
Sales of reserves in place	(31)	—	(160)	—	(1)	(192)	—
Production for the year	(717)	(176)	(16)	(470)	(222)	(1,601)	(104)
Balance as of December 31, 2006	5,452	4,787	52	3,703	5,072	19,066	6,473
Revisions of previous estimates	487	805	2	(61)	(95)	1,138	155
Extensions, discoveries and other	265	12	3	263	—	543	126
Acquisitions of reserves in place	—	—	—	—	—	—	—
Sales of reserves in place	—	(1)	—	—	—	(1)	(4)
Production for the year	(673)	(232)	(12)	(470)	(276)	(1,663)	(103)
Balance as of December 31, 2007	5,531	5,371	45	3,435	4,701	19,083	6,647

Minority interests in proved developed and undeveloped reserves as of (Bcf):

December 31, 2005	101	80	—	—	—	181	—
December 31, 2006	92	88	—	—	—	180	—
December 31, 2007	80	111	—	—	—	191	—

Proved developed and undeveloped reserves of equity and non-consolidated affiliates as of (Bcf):

December 31, 2005	—	17	—	—	4,463	—	4,480
December 31, 2006	—	20	—	—	6,453	—	6,473
December 31, 2007	—	140	—	—	6,507	—	6,647

Proved developed reserves as of (Bcf):

December 31, 2005	4,130	2,285	187	2,910	1,758	11,270	1,525
December 31, 2006	3,632	2,643	39	2,592	2,395	11,301	1,331
December 31, 2007	3,602	2,560	30	2,221	3,427	11,840	1,267

Proved developed reserves of equity and non-consolidated affiliates as of (Bcf):

December 31, 2005	—	17	—	—	1,508	—	1,525
December 31, 2006	—	20	—	—	1,311	—	1,331
December 31, 2007	—	14	—	—	1,253	—	1,267

(a)	Including the Middle East.

Results of operations of oil and gas producing activities

The following tables include revenues and expenses associated directly with the Group’s oil and gas producing activities. They do not include any interest costs.

	Consolidated subsidiaries
(M€)	Europe	Africa	North America	Asia	Rest of World(a)	Total
Year ended December 31, 2007
Revenues
Sales to unaffiliated parties	3,715	2,497	—	2,123	3,076	11,411
Transfers to affiliated parties	5,484	9,724	247	384	665	16,504
Total Revenues	9,199	12,221	247	2,507	3,741	27,915
Production costs	(1,102)	(906)	(100)	(195)	(385)	(2,688)
Exploration expenses	(113)	(480)	(49)	(54)	(180)	(876)
Depreciation, depletion and amortization and valuation allowances	(1,287)	(932)	(136)	(340)	(616)	(3,311)
Other expenses(b)	(244)	(1,238)	—	(26)	(841)	(2,349)
Pretax income from producing activities	6,453	8,665	(38)	1,892	1,719	18,691
Income tax	(4,180)	(5,772)	24	(915)	(1,040)	(11,883)
Results of oil and gas producing activities	2,273	2,893	(14)	977	679	6,808

Year ended December 31, 2006
Revenues
Sales to unaffiliated parties	3,285	2,550	1	2,276	2,457	10,569
Transfers to affiliated parties	7,333	8,179	167	374	1,124	17,177
Total Revenues	10,618	10,729	168	2,650	3,581	27,746
Production costs	(910)	(731)	(57)	(184)	(307)	(2,189)
Exploration expenses	(140)	(246)	(40)	(58)	(149)	(633)
Depreciation, depletion and amortization and valuation allowances	(1,256)	(844)	(78)	(301)	(519)	(2,998)
Other expenses(b)	(227)	(1,274)	(3)	(25)	(881)	(2,410)
Pretax income from producing activities	8,085	7,634	(10)	2,082	1,725	19,516
Income tax	(5,115)	(5,335)	(14)	(1,008)	(803)	(12,275)
Results of oil and gas producing activities	2,970	2,299	(24)	1,074	922	7,241

Year ended December 31, 2005
Revenues
Sales to unaffiliated parties	2,384	1,911	22	1,767	2,594	8,678
Transfers to affiliated parties	6,629	8,080	474	340	924	16,447
Total Revenues	9,013	9,991	496	2,107	3,518	25,125
Production costs	(851)	(605)	(43)	(173)	(285)	(1,957)
Exploration expenses	(85)	(148)	(46)	(20)	(132)	(431)
Depreciation, depletion and amortization and valuation allowances	(1,164)	(851)	(184)	(273)	(543)	(3,015)
Other expenses(b)	(207)	(1,052)	(9)	(20)	(680)	(1,968)
Pretax income from producing activities	6,706	7,335	214	1,621	1,878	17,754
Income tax	(4,089)	(5,056)	(88)	(773)	(731)	(10,737)
Results of oil and gas producing activities	2,617	2,279	126	848	1,147	7,017

(a)	Including the Middle East.
(b)	Including production taxes and IAS 37 accretion expense (146 M€ in 2005, 162 M€ in 2006, 169 M€ in 2007).

Group’s share of equity affiliates’ results of oil and gas producing activities:

December 31, 2007	—	95	—	—	179	274
December 31, 2006	—	125	—	—	257	382
December 31, 2005	—	113	—	—	166	279

Costs incurred

The tables below present the costs incurred in the Group’s oil and gas property acquisition, exploration and development activities, including both capitalized and expensed amounts.

	Consolidated subsidiaries
(M€)	Europe	Africa	North America	Asia	Rest of World(a)	Total
December 31, 2007
Proved property acquisition	—	50	—	1	10	61
Unproved property acquisition	—	265	9	18	10	302
Exploration costs	230	586	49	158	172	1,195
Development costs(b)	1,762	2,853	429	622	1,159	6,825

Total costs incurred	1,992	3,754	487	799	1,351	8,383

December 31, 2006
Proved property acquisition	58	3	125	—	53	239
Unproved property acquisition	—	20	31	240	11	302
Exploration costs	229	538	112	69	204	1,152
Development costs(b)	1,284	2,272	403	544	1,251	5,754

Total costs incurred	1,571	2,833	671	853	1,519	7,447

December 31, 2005
Proved property acquisition	—	25	17	—	74	116
Unproved property acquisition	—	56	3	—	—	59
Exploration costs	108	298	39	15	125	585
Development costs(b)	1,201	1,907	338	491	1,232	5,169

Total costs incurred	1,309	2,286	397	506	1,431	5,929

(a)	Including the Middle East.
(b)	Including asset retirement costs capitalized during the year and any gain or losses recognized upon settlement of asset retirement obligations during the year.

Group’s share of equity affiliates’ costs of property acquisition, exploration and development:

December 31, 2007(a)	—	48	—	—	599	647
December 31, 2006(a)	—	71	—	—	716	787
December 31, 2005(a)	—	45	—	—	145	190

(a)	Including 58 M€ of exploration costs in 2007, 56 M€ in 2006 and 21 M€ in 2005.

Costs to develop Proved Undeveloped Reserves

The following table presents the amounts spent to develop the proved undeveloped reserves in 2005, 2006 and 2007, as well as the amounts included in the most recent standardized measure of future net cash flows to develop proved undeveloped reserves in each of the next three years.

(M€)	2005	2006	2007	2008		2009		2010
Costs to develop Proved Undeveloped Reserves (consolidated subsidiaries)	4,751	5,128	6,035	6,717	(1)	6,435	(1)	5,821	(1)

(1)	Estimates.

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

	Consolidated subsidiaries
(M€)	Europe	Africa	North America	Asia	Rest of World(a)	Total
December 31, 2007
Proved properties	29,263	20,035	2,112	3,891	9,246	64,547
Unproved properties	215	993	104	305	151	1,768
Total capitalized costs	29,478	21,028	2,216	4,196	9,397	66,315
Accumulated depreciation	(21,092)	(10,484)	(432)	(1,737)	(4,380)	(38,125)
Net capitalized costs	8,386	10,544	1,784	2,459	5,017	28,190
Company’s share of equity affiliates’ net capitalized costs	—	233	—	—	1,477	1,710
December 31, 2006
Proved properties	28,217	19,569	1,884	3,678	9,861	63,209
Unproved properties	89	807	193	243	181	1,513
Total capitalized costs	28,306	20,376	2,077	3,921	10,042	64,722
Accumulated depreciation	(20,456)	(11,271)	(553)	(1,588)	(4,604)	(38,472)
Net capitalized costs	7,850	9,105	1,524	2,333	5,438	26,250
Company’s share of equity affiliates’ net capitalized costs	—	321	—	—	1,331	1,652
December 31, 2005
Proved properties	26,922	19,227	2,209	3,524	9,825	61,707
Unproved properties	63	731	110	14	133	1,051
Total capitalized costs	26,985	19,958	2,319	3,538	9,958	62,758
Accumulated depreciation	(19,190)	(11,708)	(1,216)	(1,453)	(4,646)	(38,213)
Net capitalized costs	7,795	8,250	1,103	2,085	5,312	24,545
Company’s share of equity affiliates’ net capitalized costs	—	296	—	—	409	705

(a)	Including the Middle East.

Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

1.	Estimates of proved reserves and the corresponding production profiles are based on technical and economic conditions at year end;

2.	The estimated future cash flows from proved reserves are determined based on prices at December 31, with future price changes considered only to the extent provided by contractual arrangements in existence at year end;

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

The following is the projected standardized measure of discounted future net cash flows relating to proved oil and gas reserves:

	Consolidated subsidiaries
(M€)	Europe	Africa	North America	Asia	Rest of World(a)	Total
December 31, 2005
Future cash inflows	80,179	119,119	6,646	18,046	71,417	295,407
Future production costs	(8,842)	(19,402)	(3,213)	(2,381)	(17,709)	(51,547)
Future development costs	(6,581)	(13,087)	(789)	(2,761)	(5,019)	(28,237)
Future income taxes	(43,824)	(54,598)	(528)	(5,802)	(15,285)	(120,037)
Future net cash flows, after income taxes	20,932	32,032	2,116	7,102	33,404	95,586
Discount at 10%	(7,592)	(13,856)	(868)	(2,744)	(21,132)	(46,192)
Standardized measure of discounted future net cash flows	13,340	18,176	1,248	4,358	12,272	49,394
December 31, 2006
Future cash inflows	59,051	108,847	5,915	16,061	59,065	248,939
Future production costs	(10,057)	(19,223)	(2,443)	(2,136)	(18,706)	(52,565)
Future development costs	(9,379)	(15,929)	(968)	(3,866)	(6,121)	(36,263)
Future income taxes	(28,069)	(45,714)	(459)	(4,522)	(12,271)	(91,035)
Future net cash flows, after income taxes	11,546	27,981	2,045	5,537	21,967	69,076
Discount at 10%	(4,545)	(12,171)	(1,092)	(1,927)	(14,293)	(34,028)
Standardized measure of discounted future net cash flows	7,001	15,810	953	3,610	7,674	35,048
December 31, 2007
Future cash inflows	87,540	157,199	8,585	20,268	46,282	319,874
Future production costs	(12,897)	(23,109)	(3,110)	(2,379)	(10,074)	(51,569)
Future development costs	(10,764)	(19,012)	(1,641)	(4,225)	(4,525)	(40,167)
Future income taxes	(43,851)	(75,557)	(887)	(6,200)	(9,284)	(135,779)
Future net cash flows, after income taxes	20,028	39,521	2,947	7,464	22,399	92,359
Discount at 10%	(8,070)	(17,474)	(1,511)	(2,664)	(14,176)	(43,895)
Standardized measure of discounted future net cash flows	11,958	22,047	1,436	4,800	8,223	48,464

(a)	Including the Middle East.

Minority interests in future net cash flows as of:

December 31, 2005	515	546	—	—	—	1,061
December 31, 2006	255	418	—	—	—	673
December 31, 2007	407	654	—	—	—	1,061

Group’s share of equity affiliates’ future net cash flows as of:

December 31, 2005	—	598	—	—	2,930	3,528
December 31, 2006	—	549	—	—	3,545	4,094
December 31, 2007	—	526	—	—	9,552	10,078

Changes in the standardized measure of discounted future net cash flows

The following table indicates the changes in the standardized measure of discounted future net cash flows for the periods indicated.

	For the year ended December 31,
(M€)	2007	2006	2005
Consolidated
Beginning of year	35,048	49,394	28,837
Sales and transfers, net of production costs	(19,095)	(21,335)	(17,104)
Net change in sales and transfer prices, net of production costs	56,678	(11,481)	52,711
Extensions, discoveries and improved recovery, net of future production and development costs	2,895	1,534	1,126
Changes in estimated future development costs	(6,491)	(7,666)	(1,106)
Previously estimated development costs incurred during the year	6,581	5,150	5,333
Revisions of previous quantity estimates	(6,521)	(1,382)	6,313
Accretion of discount	3,505	4,939	2,444
Net change in income taxes	(22,585)	16,268	(28,943)
Purchases of reserves in place	—	574	41
Sales of reserves in place	(1,551)	(947)	(258)
End of year	48,464	35,048	49,394

Accounting for exploratory drilling costs

In April 2005, the FASB issued a FASB Staff Position FSP FAS 19-1, Accounting for suspended well costs, (the “FSP”) to amend FAS No. 19 Financial Accounting and Reporting by Oil and Gas Producing Companies. The FSP is compatible with the IFRS accounting principles applied by TOTAL.

The FSP provides for continued capitalization of exploratory drilling costs past one year if a company is making sufficient progress on assessing the reserves and the economic and operating viability of the project. The FSP also provides certain disclosure requirements with respect to capitalized exploratory drilling costs.

As of January 1, 2005, TOTAL adopted FASB Staff Position FAS 19-1, Accounting for Suspended Well Costs. There were no capitalized exploratory well costs charged to expense upon the adoption of FSP 19-1.

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

The Company evaluates the progress made on the basis of regular project reviews which take into account the following factors:

•

First, if additional exploratory drilling or other exploratory activities (such as seismic work or other significant studies) are either underway or firmly planned, the Company deems there is satisfactory progress. For these purposes, exploratory activities are considered firmly planned only if they are included in the Company’s three-year exploration plan/budget. At December 31, 2007, the Company had capitalized 288 M€€ of exploratory drilling costs on this basis, as further set forth below.

•

In cases where exploratory activity has been completed, the evaluation of satisfactory progress takes into account indicators such as the fact that costs for development studies are incurred in the current period, or that governmental or other third-party authorizations are pending or that the availability of capacity on an existing transport or processing facility awaits confirmation. At December 31, 2007, exploratory drilling costs capitalized on this basis amounted to 196 M€€ and mainly related to six projects, as further described below.

Capitalized exploratory costs

The following table sets forth the net changes in capitalized exploratory costs for fiscal 2007, 2006 and 2005:

(M€)	2007	2006	2005
Beginning balance	892	590	430
Additions pending determination of proved reserves	486	569	192
Amounts previously capitalized and expensed during the year	(154)	(67)	(65)
Amounts transferred to Development	(151)	(127)	(22)
Foreign exchange variations	(101)	(73)	55
Ending balance	972	892	590

The following table sets forth a breakdown of capitalized exploratory costs at year-end 2007, 2006 and 2005 by category of exploratory activity:

As of December 31 (M€)	2007	2006	2005
Projects with recent or planned exploratory activity	776	815	482
Wells for which drilling is not completed	120	132	63
Wells with drilling in past 12 months	368	341	200
Wells with future exploratory activity firmly planned(a)	288	342	219
• Future exploratory drilling planned	224	248	156
• Other exploratory activity planned(b)	64	94	63
Projects with completed exploratory activity	196	77	108
Projects not requiring major capital expenditure	0	0	0
Projects requiring major capital expenditure	196	77	108
Total	972	892	590
Number of wells at end of year	126	117	85

(a)	All projects included in this line require major capital expenditures.
(b)	As of the end of 2007, this relates to four wells whose continuing capitalization is justified by firmly planned seismic activity for three wells and significant studies for the remaining well.

At the end of 2007, there was no amount of capitalized exploratory drilling cost that was associated with areas not requiring major capital expenditures before production could begin, where more than one year had elapsed since the completion of drilling.

At the end of 2007, an amount of 196 M€ € was associated with suspended wells in areas where major capital expenditures will be required and no future exploratory activity is firmly planned. This amount corresponds to ten projects (29 wells) and is mainly associated to the projects further described below:

The first project relates to the oil discoveries of Aktote, Kairan and Kalamkas on the North Caspian Sea license for an amount capitalized on December 31, 2007 of 71 M€. After the continuation of appraisal works in 2006 and 2007, conceptual development studies are in progress for these discoveries.

The second project (Egina) relates to a deep-water oil discovery in Nigeria for which 45 M€€ was capitalized as of December 31, 2007. The project is situated on OML 130 approximately 150 kilometres off the coast of Nigeria. TOTAL holds a 24% interest and is the operator. Two exploration wells were drilled between 2003 and 2005. After a reprocessing of the existing seismic survey, an appraisal campaign was initiated to size the discovery. Three appraisal wells were drilled, one in 2004 and two in 2006. These wells confirmed that the Egina field could be the object of a development. TOTAL expects to have completed the pre-project phase for the autonomous development of the field by the end of the first half 2008.

The third project (Timimoun) relates to a gas discovery in the heart of the Algerian Sahara for which two exploration wells were drilled in 2005 and 2006 for a capitalized amount of 19 M€€ as of December 31, 2007. A development plan was presented to Sonatrach in 2007. At present, the implementation of this plan is being studied.

The fourth project (Laggan) is a deep-water gas discovery in the West of Shetlands (UK), where a well was drilled in 2004 for a capitalized amount of 15 M€€ as of December 31, 2007. An exploration well was drilled successfully in 2007 on the Tormore prospect, situated 15 km to the southwest of the Laggan field. To evaluate the diverse development plans for the whole West of

Shetlands area, the British government established a working group, the participants of which are the main oil operators concerned. The development studies prepared in 2006-2007 by TOTAL, as well as the discovery of Tormore, allow us to envisage a stand-alone development of the Laggan-Tormore area. In 2008, TOTAL will continue to pursue these development studies.

The fifth project (Morvin) relates to an oil discovery in Norway for which one exploration well was drilled in 2001 for a capitalized amount of 6 M€€ and one appraisal well was drilled in 2006 for a capitalized amount of 3 M€, as of December 31, 2007. A development plan was sent to the Norwegian authorities in the first quarter 2008.

The sixth project (Bonga SW) relates to a deep-water oil discovery in Nigeria for which three wells were drilled between 2001 and 2003 and for which 7 M€€ was capitalized as of December 31, 2007. During 2006, together with the operator and co-venturers, the Group worked on the field development plan and continued negotiations for a possible unitization of the field with adjacent licenses. This led to the signature of a pre-unitization agreement with partners. The technical and commercial studies and the call for tenders process for main contracts continued in 2007 with an objective of reaching a development decision in 2008.

The following table sets forth the allocation by age of capitalized exploratory costs as well as the number of corresponding wells.

As of December 31	2007		2006		2005
(M€€ and number of wells)	amount	number	amount	number	amount	number
Wells for which drilling is not completed	120	35	132	19	63	12
Wells with completed drilling
• Less than 1 year	368	29	341	39	200	29
• Between 1 and 4 years	459	55	392	53	304	40
• Between 4 years and 8 years	25	7	19	4	23	4
• More than 8 years	–	–	8	2	–	–
Total	972	126	892	117	590	85