Form 20-F
period 2008-12-31
TOTAL SA
filed 2009-04-03
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of Principal Executive Offices)

Patrick de La Chevardière

Chief Financial Officer

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

Tel: +33 (0)1 47 44 45 46

Fax: +33 (0)1 47 44 49 44

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

2,371,808,074 Shares, par value €2.50 each, as of December 31, 2008

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

Basis of Presentation

Financial information included in this Annual Report is presented according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU) as of December 31, 2008.

Statements Regarding Competitive Position

Unless otherwise indicated, statements made in “Item 4. Information on the Company” referring to TOTAL’s competitive position are based on the Company’s estimates, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and TOTAL’s internal assessments of market share based on publicly available information about the financial results and performance of market participants.

Additional Information

This Annual Report on Form 20-F reports information primarily regarding TOTAL’s business and operations and financial information relating to the fiscal year ended December 31, 2008. For more recent updates regarding TOTAL, you may read and copy any reports, statements or other information TOTAL files with the Securities and Exchange Commission. All of TOTAL’s Securities and Exchange Commission filings made after December 31, 2001, are available to the public at the Securities and Exchange Commission web site at http://www.sec.gov and from certain commercial document retrieval services. See also “Item 10. Additional Information — Documents on Display”.

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

“steam cracker”	A petrochemical plant that turns naphtha and light hydrocarbons into ethylene, propylene, and other chemical raw materials.

“TOTAL”	TOTAL S.A. and its subsidiaries and affiliates. We use such term interchangeably with the term Group. When we refer to the parent holding company alone, we use the term TOTAL S.A. or the Company.

“trains”	Facilities for converting, liquefying, storing and off-loading natural gas.

“TRCV”	An aggregate margin for topping, reforming, cracking, visbreaking in Western Europe developed and used internally by TOTAL’s management as an indicator of refining margins.

“turnarounds”	Temporary shutdowns of facilities for maintenance, overhaul and upgrading.

ABBREVIATIONS

b	barrel	k	thousand
cf	cubic feet	M	million
boe	barrel of oil equivalent	B	billion
t	metric ton	W	watt
m3	cubic meter	GWh	gigawatt-hour
/d	per day	TWh	terawatt-hour
/y	per year	Wp	watt peak
		Btu	British thermal unit

CONVERSION TABLE

1 acre	= 0.405 hectares

1 b	= 42 U.S. gallons

1 boe	= 1 b of crude oil	= 5,505 cf of gas in 2008(a)

= 5,508 cf of gas in 2007

= 5,494 cf of gas in 2006

1 b/d of crude oil	= approximately 50 t/y of crude oil

1 Bm3/y	= approximately 0.1 Bcf/d

1 m3	= 35.3147 cf

1 kilometer	= approximately 0.62 miles

1 ton	= 1 t	= 1,000 kilograms (approximately 2,205 pounds)

1 ton of oil	= 1 t of oil	= approximately 7.5 b of oil (assuming a specific gravity of 37° API)

1 t of LNG	= approximately 48 kcf of gas

1 Mt/y LNG	= approximately 131 Mcf/d

(a)	Natural gas is converted to barrels of oil equivalent using a ratio of cubic feet of natural gas per one barrel. This ratio is based on the actual average equivalent energy content of TOTAL’s natural gas reserves during the applicable periods, and is subject to change. The tabular conversion rate is applicable to TOTAL’s natural gas reserves on a group-wide basis.

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

•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data for TOTAL on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union for the years ended December 31, 2008, 2007, 2006, 2005 and 2004. The historical consolidated financial statements of

TOTAL for these periods, from which the financial data presented below for such periods are derived, have been audited by Ernst & Young Audit and KPMG S.A., independent registered public accounting firms, and the Company’s auditors. All such data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere herein.

SELECTED CONSOLIDATED FINANCIAL DATA

(M€, except per share data)	2008		2007	2006	2005	2004
INCOME STATEMENT DATA
Revenues from sales	160,331		136,824	132,689	117,057	95,325
Net income, Group share	10,590		13,181	11,768	12,273	10,868
Earnings per share(a)	4.74		5.84	5.13	5.23	4.50
Fully diluted earnings per share(a)	4.71		5.80	5.09	5.20	4.48

CASH FLOW STATEMENT DATA(b)(c)
Cash flow from operating activities	18,669		17,686	16,061	14,669	14,662
Total expenditures	13,640		11,722	11,852	11,195	8,904

BALANCE SHEET DATA(c)
Total assets	118,310		113,541	105,223	106,144	86,767
Non-current financial debt	16,191		14,876	14,174	13,793	11,289
Minority interests	958		842	827	838	810
Shareholders’ equity — Group share	48,992		44,858	40,321	40,645	31,608

DIVIDENDS
Dividend per share (euros)(a)	€2.28	(d)	€2.07	€1.87	€1.62	€1.35
Dividend per share (dollars)(a)	$2.91	(d)(e)	$3.14	$2.46	$1.99	$1.74

(a)	Historical figures regarding per share information for 2005 and 2004 have been recalculated to reflect the four-for-one stock split on May 18, 2006.
(b)	See Consolidated Statement of Cash Flows included in the Consolidated Financial Statements.
(c)	Comparative balance sheets and cash flow information for 2004, 2005 and (in the case of cash flow information) 2006 include Arkema, which was spun off on May 12, 2006.
(d)	Subject to approval by the shareholders’ meeting on May 15, 2009.
(e)	Estimated dividend in dollars includes the interim dividend of $1.424 paid in November 2008 and the proposed final dividend of €1.14, converted at a rate of $1.30/€.

EXCHANGE RATE INFORMATION

For information regarding the effects of currency fluctuations on TOTAL’s results, see “Item 5. Operating and Financial Review and Prospects”.

Most currency amounts in this Annual Report on Form 20-F are expressed in euros (“euros” or “€”) or in U.S. dollars (“dollars” or “$”). For the convenience of the reader, this Annual Report on Form 20-F presents certain translations into dollars of certain euro amounts. Unless otherwise stated, the translation of euros to dollars has been made at the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by The Federal Reserve Bank of New York (the “Noon Buying Rate”) for December 31, 2008, of $1.39 per €1.00 (or €0.72 per $1.00). Effective January 1, 2009, The Federal Reserve Bank discontinued the daily publication of Noon Buying Rates.

The following tables set out the average dollar/euro exchange rate for the years indicated, based on the Noon Buying Rate expressed in dollars per €1.00. Such rates are not used by TOTAL in preparation of its Consolidated Financial Statements. No representation is made that the euro could have been converted into dollars at the rates shown or at any other rates for such periods or at such dates.

DOLLAR/EURO EXCHANGE RATES

Year	Average Rate(a)
2004	1.25
2005	1.24
2006	1.26
2007	1.37
2008	1.47

(a)	The average of the Noon Buying Rate expressed in dollars/euro on the last business day of each full month during the relevant year.

The table below shows the high and low dollar/euro exchange rates for the three months ended December 31, 2008, based on the Noon Buying Rate expressed in dollars per euro, and for the first three months of 2009, based on the European Central Bank (“ECB”) reference exchange rate expressed in dollars per euro.

DOLLAR/EURO EXCHANGE RATES

Period	High	Low
October 2008	1.41	1.24
November 2008	1.30	1.25
December 2008	1.44	1.26
January 2009	1.39	1.28
February 2009	1.30	1.26
March 2009	1.37	1.26

The ECB reference exchange rate on March 31, 2009, for the dollar against the euro was $1.33/€.

RISK FACTORS

The Group and its businesses are subject to various risks relating to changing competitive, economic, political, legal, social, industry, business and financial conditions. These conditions, along with TOTAL’s approaches to managing certain of these risks, are described below and discussed in greater detail elsewhere in this Annual Report, particularly under the headings “Item 4. Information on the Company — Business Overview — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

A substantial or extended decline in oil or natural gas prices would have a material adverse effect on our results of operations.

Prices for oil and natural gas historically have fluctuated widely due to many factors over which we have no control. These factors include:

•	global and regional economic and political developments in resource-producing regions, particularly in the Middle East, Africa and South America;
•	global and regional supply and demand;
•	the ability of the Organization of Petroleum Exporting Countries (OPEC) and other producing nations to influence global production levels and prices;
•	prices of alternative fuels which affect our realized prices under our long-term gas sales contracts;
•	governmental regulations and actions;
•	global economic and financial market conditions;
•	war or other international conflicts;
•	cost and availability of new technology;
•	changes in demographics, including population growth rates and consumer preferences; and
•	adverse weather conditions (such as hurricanes) that can disrupt supplies or interrupt operations of our facilities.

Substantial or extended declines in oil and natural gas prices would adversely affect our results of operations by reducing our profits. For the year 2009, we estimate that a decrease of $1.00 per barrel in the average annual price of Brent crude would have the effect of reducing our annual adjusted net operating income from the Upstream segment by approximately 0.15 B€ (calculated with a base case exchange rate of $1.30 per €1.00). In addition to the adverse effect on revenues, margins and profitability from any fall in oil and natural gas prices, a prolonged period of low prices or other indicators could lead to reviews for impairment of the Group’s oil and natural gas properties. Such reviews would reflect management’s view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on our results of operations in the period in which it occurs. Lower oil and natural gas prices over prolonged periods may also reduce the economic viability of projects planned or in development, causing us to cancel or postpone capital expansion projects, and may reduce liquidity, thereby potentially decreasing our ability to finance capital expenditures. If we are unable to follow through with capital expansion projects, our opportunities for future revenue and profitability growth would be reduced, which could materially impact our financial condition.

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

Any of these factors could lead to cost overruns and impair our ability to make discoveries or complete a development project, or to make production economical. If we fail to discover and develop new reserves cost-effectively on an ongoing basis, our results of operations, including profits, and our financial condition, would be materially and adversely affected.

Our crude oil and natural gas reserve data are only estimates, and subsequent downward adjustments are possible. If actual production from such reserves is lower than current estimates indicate, our results of operations and financial condition would be negatively impacted.

Our proved reserves figures are estimates reflecting applicable reporting regulations as they may evolve. Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. This process involves making subjective judgments. Consequently, estimates of reserves are not exact measurements and are subject to revision. They may be negatively impacted by a variety of factors which could cause such estimates to be adjusted downward in the future, or cause our actual production to be lower than our currently reported proved reserves indicate. The main factors which may cause our proved reserves estimates to be adjusted downward, or actual production to be lower than the amounts implied by our currently reported proved reserves, include:

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

A significant portion of our oil and gas production occurs in unstable regions around the world, most significantly Africa, but also the Middle East, Asia/Far East and South America. Approximately 33%, 18%, 11% and 10%, respectively, of our 2008 production came from these four regions. In recent years, a number of the countries in these regions have experienced varying degrees of one or more of the following: economic instability, political volatility, civil war, violent conflict and social unrest. In Africa, certain of the countries in which we have production have recently suffered from some of these conditions. The Middle East in general has recently suffered increased political volatility in connection with violent conflict and social unrest. A number of countries in South America where we have production and other facilities, including Argentina, Bolivia and Venezuela, have suffered from political or economic instability and social unrest and related problems. In the Far East, Indonesia has suffered the majority of these conditions. Any of these conditions alone or in combination could disrupt our operations in any of these regions, causing substantial declines in production. Furthermore, in addition to current production, we are also exploring for and developing new reserves in other regions of the world that are historically characterized by political, social and economic instability, such as the Caspian Sea region where we have a number of large projects currently underway. The occurrence and magnitude of incidents related to economic, social and political instability are unpredictable. It is possible that they could have a material adverse impact on our production and operations in the future.

We are subject to stringent environmental, health and safety laws in numerous jurisdictions around the world and may incur material costs to comply with these laws and regulations.

We are exposed to risks regarding safety and security of our operations. Our workforce and the public are exposed to risks inherent to our operations that potentially could lead to injuries or loss of life and could result in regulatory action, legal liability and damage to our reputation.

We incur, and expect to continue to incur, substantial capital and operating expenditures to comply with increasingly complex laws and regulations covering the protection of the natural environment and the promotion of worker health and safety, including:

•	costs to prevent, control, eliminate or reduce certain types of air and water emissions, including those costs incurred in connection with government action to address concerns of climate change;
•	remedial measures related to environmental contamination or accidents at various sites, including those owned by third parties;
•	compensation of persons claiming damages caused by our activities or accidents; and
•	costs in connection with the decommissioning of drilling platforms and other facilities.

If our established financial reserves prove not to be adequate, environmental costs could have a material effect on our results of operations and our financial position. Furthermore, in the countries where we operate or expect to operate in the near future, new laws and regulations, the imposition of tougher license requirements, increasingly strict enforcement or new interpretations of existing laws and regulations or the discovery of previously unknown contamination may also cause us to incur material costs resulting from actions taken to comply with such laws and regulations, including:

•	modifying operations;
•	installing pollution control equipment;
•	implementing additional safety measures; and
•	performing site clean-ups.

As a further result of any new laws and regulations or other factors, we may also have to curtail or cease certain operations or implement temporary shutdowns of facilities, which could diminish our productivity and materially and adversely impact our results of operations, including profits.

Security threats require continuous oversight and control. Acts of terrorism against our plants and offices, pipelines, transportation or computer systems could severely disrupt businesses and operations and could cause harm to people.

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

In each of the years since the passage of ILSA (now ISA) until 2007, TOTAL made investments in Iran (excluding South Pars) in excess of $20 million. TOTAL’s activities in Iran are currently limited mainly to the implementation of two buyback contracts signed between 1995 and 1999 for two permits on which the Group is no longer the operator. As a result, TOTAL’s involvement consists essentially of being reimbursed for its past investments. In 2008, TOTAL’s production in Iran was 8.8 kboe/d, approximately 0.4% of the Group’s daily average worldwide production. TOTAL does not believe that its activities in Iran have a material impact on the Group’s results. In the future, TOTAL may decide to invest amounts in excess of $20 million per year in the country. TOTAL cannot predict interpretations of or the implementation policy of the U.S. government under ISA with respect to its possible future activities in Iran. It is possible that the United States may determine that these or other activities constitute activity prohibited by ISA and will subject TOTAL to sanctions. TOTAL does not believe that enforcement of ISA, including the imposition of the maximum sanctions under the current applicable law and regulations, would have a material negative effect on its results of operations or financial condition.

Furthermore, the United States currently imposes economic sanctions, which are administered by the U.S. Treasury Department’s Office of Foreign Assets Control and which apply to U.S. persons, on Iran, Syria, Myanmar, Sudan and Cuba. TOTAL does not believe that these sanctions are applicable to any of its activities in these countries. In 2008, TOTAL’s average daily production in Syria amounted to 15 kboe/d and that in Myanmar to 14 kboe/d, in each case less than 1% of its average daily worldwide production. TOTAL has no active business in Sudan. TOTAL has no oil or gas production in Sudan and, to date, has not made any significant investments or industrial investments there. TOTAL has a production sharing contract for a block in southern Sudan, where it will consider proceeding with exploration and production activities when suitable legal and security conditions have been established. TOTAL has limited marketing activities in Cuba.

Certain U.S. states have adopted legislation requiring state pension funds to divest themselves of investments in any company with active business operations in Iran or Sudan. On December 31, 2007, the U.S. Congress adopted the Sudan Accountability and Divestment Act, which supports these state legislative initiatives. If TOTAL’s activities in Iran or Sudan were determined to fall within the prohibited scope of these laws, and TOTAL were to not qualify for exemptions provided by such laws, certain U.S. state pension funds holding interests in TOTAL may be required to sell their interests. If significant, such sales could have an adverse effect on TOTAL’s share price. For more information on TOTAL’s presence in Sudan, see “Item 4. Other Matters — Regulations concerning Iran and Sudan”.

ITEM 4. INFORMATION ON THE COMPANY

History and development

TOTAL S.A., a French société anonyme (limited company) incorporated in France on March 28, 1924, together with its subsidiaries and affiliates, is the fifth largest publicly-traded integrated international oil and gas company in the world(1).

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

TOTAL began its Upstream operations in the Middle East in 1924. Since that time, the Company has grown and expanded its operations worldwide. Early in 1999 the Company acquired control of PetroFina S.A. and, in early 2000, the Company acquired control of Elf Aquitaine S.A. (hereafter referred to as “Elf Aquitaine” or “Elf”). The Company currently owns 99.5% of Elf Aquitaine shares and, since early 2002, 100% of PetroFina shares.

The Company’s principal office is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Its telephone number is +33 (0)1 47 44 45 46.

(1)	Based on market capitalization (in dollars) as of December 31, 2008.

The length of the life of the Company is 99 years from March 22, 2000, unless it is dissolved or extended prior to such date.

TOTAL S.A. is registered in France with the Nanterre Trade Register under the registration number 542 051 180.

Business Overview

TOTAL’s worldwide operations are conducted through three business segments: Upstream, Downstream, and Chemicals. The table below gives information on the geographic breakdown of TOTAL’s activities and is taken from Note 5 to the Consolidated Financial Statements included elsewhere herein.

(M€)	France	Rest of Europe	North America	Africa	Asia-Pacific and rest of world	Total
2008
Non-Group sales(a)	43,616	82,761	14,002	12,482	27,115	179,976
Property, plant and equipment, intangible assets, net	7,260	13,485	5,182	15,460	10,096	51,483
Capital expenditures	1,997	2,962	1,255	4,500	2,926	13,640
2007
Non-Group sales(a)	37,949	73,757	12,404	10,401	24,241	158,752
Property, plant and equipment, intangible assets, net	6,437	14,554	4,444	11,872	8,810	46,117
Capital expenditures	1,627	2,538	740	3,745	3,072	11,722
2006
Non-Group sales(a)	36,890	70,992	13,031	10,086	22,803	153,802
Property, plant and equipment, intangible assets, net	5,860	14,066	4,318	10,595	10,442	45,281
Capital expenditures	1,919	2,355	881	3,326	3,371	11,852

(a)	Non-Group sales from continuing operations.

Upstream

TOTAL’s Upstream segment includes the Exploration & Production and Gas & Power divisions. The Group has exploration and production activities in more than forty countries and produces oil or gas in thirty countries. The Group’s Gas & Power division conducts activities downstream from production related to natural gas, liquefied natural gas (LNG) and liquefied petroleum gas (LPG), as well as power generation and trading, and other activities.

Exploration & Production

Exploration and development

TOTAL’s Upstream segment aims at continuing to combine long-term growth and profitability at the levels of the best in the industry.

TOTAL evaluates exploration opportunities based on a variety of geological, technical, political and economic factors (including taxes and licence terms), and on projected oil and gas prices. Discoveries and extensions of existing fields accounted for approximately 42% of the 2,571 Mboe added to the Upstream segment’s proved reserves during the three-year period ended December 31, 2008 (before deducting production and sales of reserves in place and adding any acquisitions of reserves in place during this period). The remaining 58% comes from revisions.

TOTAL continued to follow an active exploration program in 2008, with exploration investments of consolidated subsidiaries amounting to 1,243 M€ (including unproved property acquisition costs). The main exploration investments were made in Angola, Nigeria, Norway, the United Kingdom, Australia, the United States, Libya, Brunei, Gabon, Cameroon, Indonesia, China, the Republic of Congo and Canada. In 2007, exploration investments of consolidated subsidiaries amounted to 1,233 M€ (including unproved property acquisition costs), notably in Nigeria, Angola, the United Kingdom, Norway, Libya, the Republic of Congo, Australia, Venezuela, China, Indonesia, Canada, Brunei, Algeria, the United States, Mauritania, Yemen, Kazakhstan, Brazil, Azerbaijan and Thailand. In 2006, TOTAL’s exploration investments amounted to 1,214 M€ (including unproved property acquisition costs, excluding the acquisition of an interest in the Ichthys

LNG project in Australia), notably in Nigeria, the United Kingdom, Angola, the United States, Libya, Venezuela, Norway, Algeria, the Republic of Congo, Kazakhstan, Canada, Indonesia, Australia, Argentina, Cameroon, Mauritania, Gabon, China, Azerbaijan and Thailand.

The Group’s consolidated Exploration & Production subsidiaries’ development expenditures amounted to 7 B€ in 2008, primarily in Angola, Nigeria, Norway, Kazakhstan, Indonesia, the Republic of Congo, the United Kingdom, Gabon, Canada, the United States and Qatar. Development expenditures for 2007 amounted to 7 B€ and were carried out principally in Angola, Norway, Nigeria, Kazakhstan, the Republic of Congo, the United Kingdom, Indonesia, Gabon, Canada, Qatar, Venezuela and the United States. In 2006, development expenditures amounted to 6 B€ (including the acquisition of an interest in the Ichthys LNG project in Australia), predominantly in Norway, Angola, Nigeria, Kazakhstan, Indonesia, the Republic of Congo, Yemen, Qatar, the United Kingdom, Canada, Australia, the United States, Venezuela, Azerbaijan and Gabon.

Reserves

The definitions used for proved, proved developed and proved undeveloped oil and gas reserves are in accordance with the applicable United States Securities & Exchange Commission (SEC) regulation, Rule 4-10 of Regulation S-X.(1) Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions.

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

The reserves estimation process requires:

•	internal peer reviews of technical evaluations to ensure that the SEC definitions and guidance are followed; and

•	that management make significant funding commitments towards the development of the reserves prior to booking.

TOTAL’s oil and gas reserves are assessed annually, taking into account, among other factors, levels of production, field reassessment, additional reserves from discoveries and acquisitions, disposal of reserves and other economic factors. Unless otherwise indicated, any reference to TOTAL’s proved reserves, proved developed reserves, proved undeveloped reserves and production reflects the Group’s entire share of such reserves or such production. TOTAL’s worldwide proved reserves include the proved reserves of its consolidated subsidiaries as well as its proportionate share of the proved reserves of equity affiliates and of two companies accounted for under the cost method. For further information concerning changes in TOTAL’s proved reserves for the years ended December 31, 2008, 2007 and 2006, see “Supplemental oil and gas information (unaudited)”.

Rule 4-10 of Regulation S-X requires that the estimation of reserves be based on the economic environment and operating conditions existing at year end. Reserves at year-end 2008 have been determined based on the Brent price on December 31, 2008 ($36.55/b).

As of December 31, 2008, TOTAL’s combined proved reserves of crude oil and natural gas were 10,458 Mboe (50% of which were proved developed reserves). Liquids represented approximately 54% of these reserves and natural gas the remaining 46%. These reserves were located for the most part in Europe (Norway, the United Kingdom, The Netherlands, Italy and France), Africa (Nigeria, Angola, the Republic of Congo, Gabon, Libya, Algeria and Cameroon), Asia/Far East (Indonesia, Myanmar, Thailand and Brunei), North America (Canada and the United States), the Middle East (Qatar, United Arab Emirates, Yemen, Oman, Iran and Syria), South America (Venezuela, Argentina, Bolivia, Trinidad & Tobago and Colombia) and the Commonwealth of Independent States (CIS) (Kazakhstan, Azerbaijan and Russia).

As of December 31, 2007, TOTAL’s combined proved reserves of crude oil and natural gas were 10,449 Mboe (52% of which were proved developed reserves). Liquids represented approximately 55% of these reserves and natural gas the remaining 45%. These reserves were located for the most part in Europe (Norway, the United Kingdom, The Netherlands, Italy and France), Africa (Nigeria, Angola, the Republic of Congo, Gabon, Libya, Algeria and Cameroon), Asia/Far East (Indonesia, Myanmar, Thailand and Brunei), North America (Canada and the United States), the Middle East (Qatar, United Arab Emirates, Yemen, Oman, Iran and Syria), South America (Venezuela, Argentina, Bolivia, Trinidad & Tobago and Colombia) and the Commonwealth of Independent States (CIS) (Kazakhstan, Azerbaijan and Russia).

(1)	In December 2008, the SEC published a revised set of rules for the estimation of reserves. These revised rules will be used for the 2009 year-end estimation of reserves, and have not been used in the determination of reserves for the year-end 2008.

As of December 31, 2006, TOTAL’s combined proved reserves of crude oil and natural gas were 11,120 Mboe (50% of which were proved developed reserves). Liquids represented approximately 58% of these reserves and natural gas the remaining 42%. These reserves were located for the most part in Europe (Norway, the United Kingdom, The Netherlands, Italy and France), Africa (Nigeria, Angola, the Republic of Congo, Gabon, Libya, Algeria and Cameroon), Asia/Far East (Indonesia, Myanmar, Thailand and Brunei), North America (Canada and the United States), the Middle East (Qatar, United Arab Emirates, Yemen, Oman, Iran and Syria), South America (Venezuela, Argentina, Bolivia, Trinidad & Tobago and Colombia) and the Commonwealth of Independent States (CIS) (Kazakhstan, Azerbaijan and Russia).

Proved reserves represent the estimated quantities of TOTAL’s entitlement under concession contracts, production sharing contracts or buyback agreements. These estimated quantities may vary depending on oil and gas prices.

Sensitivity to oil and gas prices

Changes in the year-end price results in non-proportionate inverse changes in proved reserves associated with production sharing and buyback agreements (which represent approximately 32% of TOTAL’s reserves as of December 31, 2008). Under such contracts, TOTAL is entitled to a portion of the production, the sale of which is meant to cover expenses incurred by the Group. As oil prices increase, fewer barrels are necessary to cover the same amount of expenses. Moreover, the number of barrels retrievable under these contracts may vary according to criteria such as cumulative production, the rate of return on investment or the income-cumulative expenses ratio. This decrease is partly offset by an extension of the duration over which fields can be produced economically. However, the increase in reserves due to extended field life resulting from higher prices is generally less than the decrease in reserves under production sharing or buyback agreements due to such higher prices. As a result, higher year-end prices lead to a decrease in TOTAL’s reserves.

The table below sets forth the amount of TOTAL’s worldwide proved reserves (including both developed and undeveloped) as of the dates indicated.

TOTAL’s proved reserves(a)(b)	Liquids (Mb)	Natural Gas (Bcf)	Total (Mboe)
December 31, 2006	6,471	25,539	11,120
Change from December 31, 2005	(1.8%)	3.2%	0.1%
December 31, 2007	5,778	25,730	10,449
Change from December 31, 2006	(10.7%)	0.7%	(6.0%)
December 31, 2008	5,695	26,218	10,458
Change from December 31, 2007	(1.4%)	1.9%	0%

(a)	Includes TOTAL’s proportionate share of the proved reserves of equity affiliates and of two companies accounted for under the cost method. See “Supplemental oil and gas information (unaudited)”.
(b)	Proved reserves as of December 31, 2008, were calculated based on a Brent crude price of $36.55/b, proved reserves as of December 31, 2007, were calculated based on a Brent crude price of $93.72/b and proved reserves as of December 31, 2006, were calculated based on a Brent crude price of $58.93/b, pursuant to Rule 4-10 of Regulation S-X.

Production

For the full year 2008, average daily oil and gas production was 2,341 kboe/d compared to 2,391 kboe/d in 2007.

Liquids accounted for approximately 62% and natural gas accounted for approximately 38% of TOTAL’s combined liquids and natural gas production in 2008 on an oil equivalent basis.

The table ”Production by geographic area,” below, sets forth by geographic area TOTAL’s average daily production of crude oil and natural gas for each of the last three years.

Consistent with industry practice, TOTAL often holds a percentage interest in its fields rather than a 100% interest, with the balance being held by joint venture partners (which may include other international oil companies, state-owned oil companies or government entities). TOTAL frequently acts as operator (the party responsible for technical production) on acreage in which it holds an interest. See “Presentation of production activities by geographic area” for a description of TOTAL’s principal producing fields.

As in 2007 and 2006, substantially all of the crude oil production from TOTAL’s Upstream segment in 2008 was marketed by the Trading & Shipping division of TOTAL’s Downstream segment. See “Downstream — Trading & Shipping”.

The majority of TOTAL’s natural gas production is sold under long-term contracts. However, its North American production is sold on a spot basis, as is part of its production from the United Kingdom, Norway and Argentina. The long-term contracts under which TOTAL sells its natural gas and LNG production usually provide for a price related to, among other factors, average crude oil and other petroleum product prices, as well as, in some cases, a cost-of-living index. Though the price of natural gas and LNG tends to fluctuate in line with crude oil prices, a slight delay may occur before changes in crude oil prices are reflected in long-term natural gas prices. Due to the interaction between the contract price of natural gas and crude oil prices, contract prices are not usually affected by short-term market fluctuations in the spot price of natural gas. See “Supplemental oil and gas information (unaudited)”.

PRODUCTION BY GEOGRAPHIC AREA

	2008			2007			2006
Consolidated subsidiaries	Liquids (kb/d)	Natural gas (Mcf/d)	Total (kboe/d)	Liquids (kb/d)	Natural gas (Mcf/d)	Total (kboe/d)	Liquids (kb/d)	Natural gas (Mcf/d)	Total (kboe/d)
Africa	635	655	763	658	636	783	603	479	694
Algeria	32	141	59	32	136	58	35	129	59
Angola	200	33	205	198	29	203	108	24	112
Cameroon	13	2	14	13	2	14	13	2	13
Congo, Republic of	85	23	89	74	17	77	93	22	97
Gabon	73	20	76	78	29	83	82	27	87
Libya	74	—	74	87	—	87	84	—	84
Nigeria	158	436	246	176	423	261	188	275	242
North America	11	15	14	14	34	20	7	47	16
Canada	8	—	8	2	—	2	1	—	1
United States	3	15	6	12	34	18	6	47	15
South America	32	573	136	118	618	230	119	598	226
Argentina	14	365	81	14	365	80	11	375	78
Bolivia	3	105	22	3	131	28	3	97	21
Colombia	9	45	18	10	46	19	13	43	22
Trinidad & Tobago	6	2	6	9	2	9	9	2	9
Venezuela	—	56	9	82	74	94	83	81	96
Asia-Pacific	29	1,236	246	28	1,287	252	29	1,282	253
Brunei	2	60	14	2	60	14	3	65	15
Indonesia	21	857	177	20	882	180	20	891	182
Myanmar	—	117	14	—	136	17	—	121	15
Thailand	6	202	41	6	209	41	6	205	41
Commonwealth of Independent States	12	75	26	10	46	19	7	2	8
Azerbaijan	4	73	18	3	44	11	< 1	< 1	< 1
Russia	8	2	8	7	2	8	7	2	8
Europe	302	1,704	616	335	1,846	674	365	1,970	728
France	6	103	25	6	115	27	6	124	30
The Netherlands	1	244	44	1	252	45	1	247	44
Norway	204	706	334	211	685	338	237	726	372
United Kingdom	91	651	213	117	794	264	121	873	282
Middle East	88	281	137	83	91	99	88	11	90
U.A.E.	10	10	12	11	10	13	14	6	15
Iran	9	—	9	15	—	15	20	—	20
Qatar	44	269	91	33	79	47	29	3	29
Syria	15	2	15	15	2	15	16	2	17
Yemen	10	—	10	9	—	9	9	—	9
Total consolidated production	1,109	4,539	1,938	1,246	4,558	2,077	1,218	4,389	2,015
Equity affiliates and non-consolidated subsidiaries
Africa(a)	19	4	20	23	4	23	25	4	25
Middle East(b)	241	288	295	240	277	291	263	281	316
Rest of world(c)	87	6	88	—	—	—	—	—	—
Total equity affiliates and non-consolidated subsidiaries	347	298	403	263	281	314	288	285	341
Worldwide production	1,456	4,837	2,341	1,509	4,839	2,391	1,506	4,674	2,356

(a)	Primarily attributable to TOTAL’s share of CEPSA’s production in Algeria.
(b)	Primarily attributable to TOTAL’s share of production from concessions in the U.A.E.
(c)	Essentially TOTAL’s share of PetroCedeño’s production in Venezuela.

PRESENTATION OF PRODUCTION ACTIVITIES BY GEOGRAPHIC AREA

The table below sets forth, by country, TOTAL’s principal producing fields, the year in which TOTAL’s activities commenced, the principal type of production, the Group’s interest in each field and whether TOTAL is operator of the field.

Main producing fields as of December 31, 2008(a)
	Year of entry into the country	Main Group-operated producing fields (Group share)	Main non-Group-operated producing fields (Group share)	Liquids (L) or Gas (G)
Africa
Algeria	1952		Hamra (100.00%)	L
			Ourhoud (19.41%)(b)	L
			RKF (48.83%)(b)	L
			Tin Fouye Tabankort (35.00%)	L, G
Angola	1953	Blocks 3-85, 3-91 (50.00%)		L
		Girassol, Jasmim, Dalia, Rosa (Block 17) (40.00%)		L
			Cabinda (Block 0) (10.00%)	L
			Kuito, BBLT (Block 14) (20.00%)	L
Cameroon	1951	Bakingili (25.50%)		L
		Bavo-Asoma (25.50%)		L
		Boa Bakassi (25.50%)		L
		Ekundu Marine (25.50%)		L
		Kita Edem (25.50%)		L
		Kole Marine (25.50%)		L
			Mokoko - Abana (10.00%)	L
			Mondoni (25.00%)	L
Congo, Republic of	1928	Kombi-Likalala (65%)		L
		Nkossa (53.50%)		L
		Nsoko (53.50%)		L
		Moho Bilondo (53.50%)		L
		Sendji (55.25%)		L
		Tchendo (65.00%)		L
		Tchibeli-Litanzi-Loussima (65.00%)		L
		Tchibouela (65.00%)		L
		Yanga (55.25%)		L
			Loango (50.00%)	L
			Zatchi (35.00%)	L
Gabon	1928	Anguille (100.00%)		L
		Atora (40.00%)		L
		Avocette (57.50%)		L
		Baudroie Nord (50.00%)		L
		Gonelle (100.00%)		L
		Torpille (100.00%)		L
			Rabi Kounga (47.50%)	L
Libya	1959	Al Jurf (37.50%)		L
		Mabruk (75.00%)		L
			NC 115 (El Sharara) (3.90%)	L
			NC 186 (2.88%)	L
Nigeria	1962	OML 58 (40.00%)		L, G
		OML 99 Amenam-Kpono (30.40%)		L, G
		OML 100 (40.00%)		L
		OML 102 (40.00%)	OML102 - Ekanga (40.00%)	L
			Shell Petroleum Development Company fields (SPDC 10.00%)	L, G
			Bonga (12.50%)	L, G

	Year of entry into the country	Main Group-operated producing fields (Group share)	Main non-Group-operated producing fields (Group share)	Liquids (L) or Gas (G)
North America
Canada	1999	Joslyn (74.00%)		L
			Surmont (50.00%)	L
United States	1957	Matterhorn (100.00%)		L, G
		Virgo (64.00%)		L, G
South America
Argentina	1978	Aguada Pichana (27.27%)		L, G
		Aries (37.50%)		L, G
		Canadon Alfa Complex (37.50%)		L, G
		Carina (37.50%)		L, G
		Hidra (37.50%)		L
		San Roque (24.71%)		L, G
Bolivia	1995		San Alberto (15.00%)	L, G
			San Antonio (15.00%)	L, G
Colombia	1973		Caracara (34.18%)(c)	L
			Cupiagua (19.00%)	L, G
			Cusiana (19.00%)	L, G
Trinidad & Tobago	1996		Angostura (30.00%)	L
Venezuela	1980		PetroCedeño (30.323%)	L
			Yucal Placer (69.50%)	G
Asia-Pacific
Brunei	1986	Maharaja Lela Jamalulalam (37.50%)		L, G
Indonesia	1968	Bekapai (50.00%)		L, G
		Handil (50.00%)		L, G
		Peciko (50.00%)		L, G
		Sisi-Nubi (47.90%)		L, G
		Tambora-Tunu (50.00%)		L, G
			Badak (1.05%)	L, G
			Nilam (9.29%)	G
			Nilam (10.58%)	L
Myanmar	1992	Yadana (31.24%)		G
Thailand	1990		Bongkot (33.33%)	L, G
Commonwealth of Independent States
Azerbaijan	1996		Shah Deniz (10.00%)	L, G
Russia	1989	Kharyaga (50.00%)		L
Europe
France	1939	Lacq (100.00%)		L, G
Norway	1965	Skirne (40.00%)		G
			Åasgard (7.68%)	L, G
			Ekofisk (39.90%)	L, G
			Eldfisk (39.90%)	L, G
			Embla (39.90%)	L, G
			Gimle (4.90%)	L
			Glitne (21.80%)	L
			Heimdal (26.33%)	G
			Hod (25.00%)	L
			Huldra (24.33%)	L, G
			Kristin (6.00%)	L, G

	Year of entry into the country	Main Group-operated producing fields (Group share)	Main non-Group-operated producing fields (Group share)	Liquids (L) or Gas (G)
Europe
			Kvitebjørn (5.00%)	L, G
			Mikkel (7.65%)	L, G
			Oseberg (10.00%)	L, G
			Sleipner East (10.00%)	L, G
			Sleipner West/Alpha North (9.41%)	L, G
			Snøhvit (18.40%)	G
			Snorre (6.18%)	L
			Statfjord East (2.80%)	L
			Sygna (2.52%)	L
			Tor (48.20%)	L, G
			Tordis (5.60%)	L
			Troll (3.69%)	L, G
			Tune (10.00%)	G
			Vale (24.24%)	L, G
			Valhall (15.72%)	L
			Vigdis (5.60%)	L
			Vilje (24.24%)	L
			Visund (7.70%)	L, G
			Volve (10.00%)	G
The Netherlands	1964	F15-A (32.47%)		G
		F15-B (38.20%)		G
		K1a (40.10%)		G
		K4a (50.00%)		G
		K4b/K5a (36.31%)		G
		K5b (45.27%)		G
		K5F (40.39%)		G
		K6/L7 (56.16%)		G
		L4a (55.66%)		G
			Markham unitized fields (14.75%)	G
United Kingdom	1962	Alwyn North, Dunbar, Ellon, Grant
		Nuggets (100.00%)		L, G
		Elgin-Franklin (EFOG 46.17%)(d)		L, G
		Forvie Nord (100.00%)		L, G
		Glenelg (49.47%)		L, G
		Jura (100.00%)		L, G
		Otter (81.00%)		L
		West Franklin (EFOG 46.17%)(d)		L, G
			Alba (12.65%)	L
			Armada (12.53%)	G
			Bruce (43.25%)	L, G
			Caledonia (12.65%)	L
			Markham unitized fields (7.35%)	G
			ETAP (Mungo, Monan) (12.43%)	L, G
			Everest (0.87%)	G
			Keith (25.00%)	L, G
			Maria (28.96%)	L, G
			Nelson (11.53%)	L
			SW Seymour (25.00%)	L
Middle East
U.A.E.	1939	Abu Dhabi –Abu Al Bu Khoosh (75.00%)		L
			Abu Dhabi offshore (13.33%)(e)	L
			Abu Dhabi onshore (9.50%)(f)	L

	Year of entry into the country	Main Group-operated producing fields (Group share)	Main non-Group-operated producing fields (Group share)	Liquids (L) or Gas (G)
Europe
Iran	1954		Dorood (55.00%)(g)	L
			South Pars 2 & 3 (40.00%)(h)	L, G
Oman	1937		Various fields onshore (Block 6) (4.00%)(i)	L
			Mukhaizna field (Block 53) (2.00%)(j)	L
Qatar	1936	Al Khalij (100.00%)		L
			Dolphin (24.50%)	G
			North Field - NFB (20.00%)	L, G
Syria	1988	Jafra/Qahar (100.00%)(k)		L
Yemen	1987	Kharir/Atuf (bloc 10) (28.57%)		L
			Al Nasr (Block 5) (15.00%)	L

(a)	The Group’s interest in the local entity is approximately 100% in all cases except Total Gabon (57.96%), Total E&P Cameroon (75.80%) and certain entities in the UK, Algeria, Abu Dhabi and Oman (see notes b through k below).
(b)	In Algeria, TOTAL has an indirect 19.41% interest in the Ourhoud field and a 48.83% indirect interest in the RKF field via its participation in CEPSA (equity affiliate).
(c)	In Colombia, TOTAL has an indirect 34.18% interest in the Caracara field via its participation in CEPSA (equity affiliate).
(d)	TOTAL has a 35.8% indirect interest in Elgin Franklin via its participation in EFOG.
(e)	Via ADMA (equity affiliate), TOTAL has a 13.33% interest and participates in the operating company, Abu Dhabi Marine Operating Company.
(f)	Via ADPC (equity affiliate), TOTAL has a 9.50% interest and participates in the operating company, Abu Dhabi Company for Onshore Oil Operation.
(g)	TOTAL has transferred operatorship of Dorood to the National Iranian Oil Company (NIOC). The Group has a 55% interest in the foreign consortium.
(h)	TOTAL has transferred operatorship to the National Iranian Oil Company (NIOC) for phases 2 and 3 of the South Pars field. The Group has a 40.00% interest in the foreign consortium.
(i)	TOTAL has a direct participation of 4.00% in Petroleum Development Oman LLC, operator of Block 6, in which TOTAL has an indirect participation of 4.00% via Pohol (equity affiliate). TOTAL also has a 5.54% interest in the Oman LNG facility (trains 1 and 2), and an indirect participation of 2.04% via OLNG in QalhatLNG (train 3).
(j)	TOTAL has a direct participation of 2.00% in Block 53.
(k)	Operated by DEZPC which is 50.00% owned by TOTAL and 50.00% owned by SPC.

Africa

TOTAL has been present in Africa since 1928. The African continent is one of the Group’s principal growth regions. Its exploration and production operations are primarily located in countries bordering the Gulf of Guinea, particularly Angola and Nigeria, as well as in North Africa.

The Group’s production in Africa amounted to 783 kboe/d in 2008, compared to 806 kboe/d in 2007 and 720 kboe/d in 2006 (including its share in the production of equity affiliates), amounting to 33% of the Group’s overall production and making TOTAL one of the leading international oil companies in the region, based on production(1).

Since 2006, production has started on the Dalia (2006) and Rosa (2007) fields in Angola, the Moho Bilondo field (2008) in the Republic of Congo and the Akpo field (March 2009) in Nigeria. TOTAL has also launched the OML 58 upgrade project and the development of Usan in Nigeria and the development of Pazflor in Angola. In Madagascar, the Group has acquired an interest on the Bemolanga oil sands permit.

In Angola, the Group’s production amounted to approximately 205 kboe/d in 2008 and 2007, compared to 117 kboe/d in 2006. Production comes essentially from Blocks 17, 0 and 14. From 2006 to 2008, several discoveries were made, mainly on Blocks 14, 31 and 32.

•

Deep-offshore Block 17 (40%, operator) is TOTAL’s principal asset in Angola. It is composed of four major zones: Girassol, Dalia, Pazflor and CLOV (based on the Cravo, Lirio, Orquidea and Violeta discoveries).

On the Girassol production zone, production from the Girassol, Jasmim and Rosa fields averaged 260 kb/d (in 100%) in 2008. The Rosa field, which began production in June 2007, makes a significant contribution to the supply for Girassol’s FPSO (Floating Production, Storage and Offloading facility).

On the second production zone, the Dalia field, which began production in December 2006, reached its plateau production of 240 kb/d during the second quarter 2007. This development, launched in 2003, is based on a system of sub-sea wells connected to a new FPSO.

On the third production zone, Pazflor, comprising the Perpetua, Zinia, Hortensia and Acacia fields, production is scheduled to begin in 2011. This development, approved late in 2007, calls for the installation of an FPSO with a production capacity of 200 kb/d.

(1)	Based on publicly available information.

On the fourth production zone, basic engineering studies were launched in 2008 for the development of the Cravo, Lirio, Orquidea and Violeta fields. This development is expected to lead to the installation of a fourth FPSO with a production capacity of 160 kb/d.

•

On Block 14 (20%), the development of the Benguela-Belize-Lobito-Tomboco (BBLT) project continued, after the start-up of the platform in January 2006, with ongoing drilling operations. Production from this block is expected to continue to increase with the start-up of Tombua Landana scheduled for 2009.

•

On ultra-deep offshore Block 32 (30%, operator), the twelve discoveries made between 2003 and 2007 confirmed the oil potential of the block. Pre-development studies for a first production zone in the central/southeastern portion of the block are underway.

From 2006 to 2008, TOTAL also acquired and disposed of acreage. In 2008, leasehold rights for the Calulu zone on Block 33 were extended for five years. TOTAL became the operator of this block, where it has a 55% interest, in 2008. In 2007, TOTAL purchased interests in Blocks 17/06 (30%, operator) and 15/06 (15%) and sold its 27.5% interest in Block 2/85 and its 55.6% share in Fina Petroleos de Angola.

In addition, the Angola LNG project (13.6%) for the construction of a liquefaction plant near Soyo is designed to bring the country’s natural gas reserves to market, in particular the associated gas from the fields on Blocks 0, 14, 15, 17 and 18. This project was approved by the government of Angola and the project’s partners in December 2007. Construction is underway, with production expected to begin in 2012.

In Cameroon, TOTAL has been a producer since 1977 and currently operates production of approximately 60 kb/d, or nearly 70% of the country’s overall production.(1) In 2008, the Group’s share of production was 14 kb/d, a level similar to that of 2007 and 2006, due to the start-up of new discoveries which offset the natural decline of mature fields.

The exclusive authorization to operate the Dissoni field (37.5%, operator) was granted by the Cameroonian authorities in November 2008, with production expected to commence in 2012. Plateau production for this field is expected to reach nearly 15 kb/d (in 100%). The Njonji exploration well on this field, drilled in 2008, made a discovery in the deltaic layers. Appraisal of this well is planned for 2009.

In Gabon, the Group’s share of production was 76 kboe/d in 2008, compared to 83 kboe/d in 2007 and 87 kboe/d in 2006, due to the natural decline of mature fields. Total Gabon(2) is one of the Group’s oldest subsidiaries in sub-Saharan Africa. In 2007, the Convention d’Etablissement between Total Gabon and the government of Gabon was renewed for a 25-year period. This contractual scheme favors exploration activities and development projects.

•	The first phase of redevelopment of the Anguille field, started in 2007, continued in 2008 with the drilling of thirteen wells over the 2007-2008 period.

•

On January 1, 2008, Total Gabon sold a 21.25% interest in the deep-offshore Diaba block. Total Gabon now holds a 63.75% interest in this permit, on which a seismic acquisition campaign was conducted early in 2008.

In Libya, the Group’s share of production amounted to 74 kb/d in 2008, down from 87 kb/d in 2007 and 84 kb/d in 2006. This decline is primarily due to the disruption of production on the Al-Jurf offshore field, located on Block C 137, after difficulties encountered in April 2008 during drilling operations.

•

On the Mabruk field (Block C 17, 75%, operator), plateau production of 19 kb/d was maintained in 2008 through the commissioning of new production facilities in 2007 and the continuation of drilling operations, notably on the deeper Dahra and Garian zones.

•	On Block C 137 (75%(3), operator), operations resumed on the Al Jurf field late in December 2008. The production capacity amounts to 50 kb/d (in 100%).

TOTAL and the Libyan National Oil Corporation (NOC) signed a Memorandum of Understanding in February 2009 to convert the existing contracts for Blocks C 137 and C 17 into exploration and production sharing agreements (EPSA IV) and extend them until 2032.

•

On Block NC 186 (24%(3)), structure I came onstream in June 2008, while structures B and H began production late in 2006. Pursuant to the renewal of the contract for this block in July 2008 and the extension of the permit until 2032, the consortium made a new commitment to drill eight exploration wells during the period from August 2008 to August 2013.

(1)	Source: TEP Cameroun et Société Nationale des hydrocarbures du Cameroun.
(2)	Total Gabon is a Gabonese company whose shares are listed on Euronext Paris. TOTAL holds 58%, the Republic of Gabon 25% and the public float is 17%.
(3)	Participation in the foreign consortium.

•

On Block NC 115 (30%(1)), development work is continuing, with the drilling of several producing wells. A new 5-year exploration phase started in 2008, with a commitment to drill eight wells. The permit was also extended until 2032.

•

In the Murzuk Basin, pursuant to the extension of the exploration period for a portion of Block NC 191 (100%, operator), an appraisal well was drilled late in 2008 on the discovery made in 2006. The development plan for this discovery is under study.

•

In the Cyrenaic Basin, a seismic campaign was completed on Block 42 (60%, operator), which was awarded pursuant to the second bidding process launched by Libya in 2005. Drilling of an exploration well is scheduled for 2009.

In Nigeria, the Group’s share of production reached 246 kboe/d in 2008, compared to 261 kboe/d in 2007, and 242 kboe/d in 2006. TOTAL has been present in Nigeria in Exploration & Production since 1962. It operates seven production permits (OML) out of the forty-seven in which it holds an interest, and two exploration permits (OPL) out of the eight in which it holds an interest.

•

TOTAL holds a 15% interest in the Nigeria LNG Ltd gas liquefaction facility located on Bonny Island. The sixth liquefaction train came onstream late in 2007, increasing the plant’s overall capacity to 22 Mt/y of LNG. Studies for a project to construct a seventh train with a capacity of 8.5 Mt/y continued in 2008.

•

In 2008, the Group continued to develop its gas supply scheme for the Brass LNG project (17%), which calls for the construction of two 5 Mt/y trains. Front end engineering and design studies (FEED) for this plant are currently being completed. The shareholders of this project began site preparation work in 2008.

•	TOTAL confirmed its ability to supply gas to the LNG plants in which it has interests to meet the growing domestic demand in gas:

•	On the OML 136 permit (40%), the Group conducted an appraisal of the Amatu field in 2008 and is planning to appraise the Temi Agge field in 2009.

•	On the OML 112/117 permits (40%), TOTAL continued development studies for the Ima gas field in 2008.

•

As part of its joint venture with the Nigerian National Petroleum Corporation (NNPC), TOTAL launched a project to increase the production capacity of the OML 58 permit (40%, operator) to 550 Mcf/d of gas by 2011. A second phase of this project, currently being assessed, would allow the development of other reserves through these facilities. The Group also continued the appraisal of the Amenam East gas and condensates field, located on the OML 99 permit. Studies underway on this field suggest that it may be possible to develop it as a satellite of the currently producing Amenam field.

•

On the OML 102 permit (40%, operator), TOTAL continued to develop the Ofon II project in 2008, as part of its joint venture with NNPC. The Group also discovered the Etisong oil field, located 15 km from the Ofon field, which is currently in production.

•

On the OML 130 permit (24%, operator), TOTAL is actively valuing its deep-offshore discoveries. Regarding the development of the Akpo field, the FPSO arrived on site in October 2008, as planned, and production started in March 2009 ahead of the planned start-up date. Plateau production is expected to reach 225 kboe/d (in 100%). The Group also completed pre-project studies to develop a second production facility on the Egina field, for which the Nigerian authorities have approved a development plan.

•

On the OML 138 permit (20%, operator), TOTAL also launched the Usan project in February 2008. The main engineering and construction contracts are being implemented with the objective of producing 180 kb/d (in 100%) early in 2012.

As part of its strategy of deep-offshore development, the Group acquired interests in three exploration permits in 2008: the OPL 279 (14.5%) and OPL 285 (25.7%) permits, adjacent to the Ehra and Bonga fields, respectively, and the OPL 257 permit (40%), south of the OML 130 permit (Akpo, Egina). An exploration well is expected to be drilled in 2009 on the OPL 285 permit.

Security concerns in the Niger Delta region led the Shell Petroleum Development Company (SPDC, of which TOTAL owns 10%) to progressively stop production at certain facilities, which were targeted in attacks, starting in the first quarter 2006. Repair work on facilities in the western zone of the Niger Delta region continued in 2008, allowing production to partially resume. The SPDC joint venture’s gas and condensates production was affected by the shutdown of the Soku treatment plant,

(1)	Participation in the foreign consortium.

which had to be repaired after vandalism on the export pipelines late in 2008. NLNG’s export capacity also decreased as a result of this shutdown. The offshore Bonga field on the OML 118 permit, operated by SNEPCO in which the Group holds a 12.5% interest, was attacked in June 2008, which did not have a significant impact on the Group’s production in the country.

In the Republic of Congo, the Group’s share of production was 89 kboe/d in 2008, compared to 77 kboe/d in 2007 and 97 kboe/d in 2006.

•

Production began on the Moho-Bilondo field (53.5%, operator) in April 2008, where the drilling of development wells is continuing. Plateau production (in 100%), currently approximately 50 kboe/d, is expected to reach 90 kboe/d. The Moho North Marine 3 appraisal well, drilled late in 2008 after two discoveries made in 2007 (Moho North Marine 1 and 2), confirmed the pole of resources in the tertiary layer in the northern portion of this permit.

•	In 2008, production resumed on the Nkossa field (53.5%, operator) after the accident that occurred on a cargo hose in 2007. In 2008, production averaged approximately 46 kb/d (in 100%).

•

In October 2008, TOTAL approved the launch of the Libondo (65%, operator) development. Located on the Kombi-Likalala-Libondo operating field, 50 km off the coast at a depth of 114 meters below sea level, this field will be developed through an additional fixed platform. The production will be offloaded on the existing Yanga platform. Commissioning is scheduled for the second half 2010, with an expected plateau production of 8 kb/d (in 100%) to be reached in 2011.

This project will be carried out locally in Pointe-Noire, as part of the Group’s sustainable development policy, through the redevelopment of a construction site which has been unused for several years.

In Algeria, the Group is present with production of 79 kboe/d in 2008 stable compared to 2007 and 2006. The Group’s production comes from its direct interests in the TFT (Tin Fouyé Tabenkort) and Hamra gas fields and from its 48.83% interest in CEPSA, a partner of Sonatrach (the Algerian national oil and gas company) on the Ourhoud and Rhourde El Krouf fields.

On TFT, a compression project is expected to be completed in 2009, which would permit plateau production to remain stable.

Early in 2009, TOTAL, in partnership with Sonatrach and CEPSA, requested an operating permit for the Timimoun gas field located in the southwest of the country.

In Madagascar, TOTAL acquired a 60% interest in, and the operatorship of, the Bemolanga oil sands permit in September 2008. Bemolanga contains oil sands accumulations which are expected to be developed through mining techniques. A first two-year appraisal phase is expected to confirm the bitumen resources which are necessary for development through mining techniques.

The Group is conducting exploration activities in Mauritania on the Ta7 and Ta8 permits (operator), located in the Taoudenni Basin. TOTAL now owns 60% of these permits following the sale of a 20% interest to Sonatrach, the Algerian national company, and a 20% interest to Qatar Petroleum International, the Qatari national company. Drilling of an exploration well on the Ta8 permit is scheduled for 2009.

In Sudan, the Group had its rights to an exploration permit upheld in the southern part of the country, although no activity is currently underway in this country. For more information on TOTAL’s presence in Sudan, see “Item 4. Other Matters — Regulations concerning Iran and Sudan”.

North America

The Group has been present in North America since 1957, with production of 14 kboe/d in 2008, compared to 20 kboe/d in 2007 and 16 kboe/d in 2006.

Changes in production were partly due to shutdowns related to hurricane damage in the Gulf of Mexico.

In this region, the strategy of the Group is to strengthen its positions in Canadian oil sands, notably through the acquisition of Synenco in 2008 and the takeover bid for UTS Energy Corporation launched at the end of January 2009, and in deep-offshore permits in the Gulf of Mexico.

In Canada, the Group is involved in oil sands projects in Athabasca, Alberta, through its interests in the Surmont (50%), Joslyn (74%, operator, after selling a 10% interest to INPEX in 2007) and Northern Lights (50%) permits. Since the end of 2004, the Group has also acquired 100% of several permits (oil sands leases) through several auction sales, notably the Griffon permit, where the third 2008/2009 winter appraisal campaign is being completed. In 2008, the Group’s production was 8 kboe/d.

•

On the Surmont permit, after the positive results from the 1999 start-up of a pilot project to extract bitumen using Steam Assisted Gravity Drainage (SAGD), the decision to launch a first phase of industrial development (Surmont Phase 1A) was made late in 2003. Construction of this first phase was completed in June 2007, with the gradual start-up of steam injection for the first eighteen pairs of wells. The first pair of wells switched to SAGD mode in October 2007, and commercial production started in November 2007. Ramp-up of production on Surmont continued throughout 2008 to reach approximately 18 kboe/d (in 100%) late in 2008. In parallel, the operator of the field launched construction work for phases 1B and 1C, which are designed to add the sixteen pairs of wells needed to reach plateau production. Since 2005, the Group has acquired several permits north and west of Surmont.

•

The Joslyn permit, located approximately 140 km north of Surmont, is expected to be developed through mining techniques in two development phases of 100 kb/d of bitumen each. The decision to launch the Joslyn North Mine phase is expected to be made at the beginning of the next decade, with the decision to launch the Joslyn Mine Expansion phase to be made thereafter. However, this schedule is subject to the Alberta Energy Resources Conservation Board (ERCB) administrative approval process. A small SAGD production unit began production in 2006, but, because it did not reach the expected 10 kb/d plateau production due to constraints on the pressure of the steam being injected, this unit is currently suspended. Both the mothballing of this site’s facilities and the possible complete removal of assets from this site are being studied. The corresponding reserves were debooked as of December 31, 2008.

•

In 2006, TOTAL conducted studies leading to the decision to locate a delayed coker technology upgrader with a capacity of approximately 230 kb/d in Edmonton (Alberta). This upgrader is expected to be built in two phases to correspond to the anticipated increase in mining production on the Joslyn permit. The public announcement was made in May 2007 and the ERCB filing was made in December 2007. The final decision to launch this project will be made after basic engineering studies launched in May 2008 are completed, and remains subject to administrative approval.

•

In August 2008, the Group closed the acquisition of Synenco, whose two principal assets are a 60% interest in the Northern Lights project and 100% of the adjacent McClelland permit. In the first quarter 2009, the Group sold a 10% share in the Northern Lights project and a 50% share in the McClelland permit to Sinopec, reducing its interest in each of the assets to 50%. The Northern Lights project, located approximately 50 km north of Joslyn, is expected to be developed through mining techniques.

•

In January 2009, TOTAL’s subsidiary Total E&P Canada Ltd launched a public offer to acquire all the issued and outstanding shares of UTS Energy Corporation (UTS), a company listed on the Toronto Stock Exchange. UTS’s main asset is a 20% interest in the Fort Hills project.

In the United States, highlights since 2005 included the acquisition of acreage offshore in the Gulf of Mexico and in Alaska. In 2008, the Group’s production amounted to 6 kboe/d, compared to 18 kboe/d in 2007 and 15 kboe/d in 2006.

•

In 2005, TOTAL acquired a 17% share in the deep-offshore Tahiti field located in the Gulf of Mexico. The Tahiti field is currently being developed and start-up of production is scheduled for June 2009.

•

In September 2007, the Group committed to develop the first phase of the offshore Chinook project, with a production test scheduled for 2010. TOTAL increased its share in this project from 15% to 33.33% in August 2006.

•	In the Gulf of Mexico, in 2008 TOTAL acquired eighteen deep-offshore exploration blocks. In 2007 and 2006, the Group acquired forty-seven deep-offshore exploration blocks.

•

In Alaska, TOTAL acquired a 30% interest in several onshore exploration blocks, referred to as White Hills, in March 2008. These blocks are located 40 km southwest of the Prudhoe Bay field. In 2007, the Group acquired thirty-two offshore exploration blocks in the Beaufort Sea.

•

Over the 2006-2007 period, the Group sold its interests in several assets, including two mature fields, Bethany and Maben, located, respectively, in Texas and in Mississippi, the Camden Hills and Aconcagua fields, and the Canyon Express pipeline in the Gulf of Mexico.

In Mexico, TOTAL is conducting various studies in cooperation with the state-owned PEMEX under a technical cooperation agreement signed in 2003 and renewed in 2008.

South America

The Group’s production in South America reached 224 kboe/d in 2008, compared to 230 kboe/d in 2007 and 226 kboe/d in 2006, nearly 10% of its worldwide production in 2008.

In Venezuela, the transformation of Sincor into a mixed company, PetroCedeño, in which TOTAL now holds a 30.323% interest, was finalized in February 2008.

In Bolivia, six new exploration and production contracts, renegotiated pursuant to the May 1, 2006, decree regarding the nationalization of hydrocarbons, became effective on May 2, 2007. The Group’s interest in Block XX West (operator) was increased to 75% in 2006.

TOTAL has been present in Argentina since 1978 and operates approximately 25% of the country’s gas production.(1) Production averaged 81 kboe/d in 2008, compared to 80 kboe/d in 2007 and 78 kboe/d in 2006.

•

In the Neuquen Basin, the connection of satellite discoveries and an increase in the low-pressure compressing capacity allowed the extension of the San Roque (24.7%, operator) and Aguada Pichana (27.3%, operator) fields’ production plateaus and the use of the full capacity of the gas treatment plants at each site.

On the San Roque field, the low-pressure compression project, started in January 2006, was brought on-line in March 2008, following up on medium-pressure compression units brought on-line in August 2006. Production on the Rincon Chico Nord discovery started in October 2008.

The low-pressure compression project on the Aguada Pichana field was brought on-line in August 2007. Development of the Aguada Pichana North discovery is underway. Start-up of the second development phase, launched in September 2007, is scheduled for the second half 2009. The first phase began production in December 2007. In addition, drilling of additional wells continued. Sixteen new wells, approved in April 2008, are expected to come onstream in the first half 2009, followed by eighteen contingent wells.

In February 2009, TOTAL and the Argentinean authorities signed an agreement extending the Aguada Pichana and San Roque concessions for ten years (from 2017 until 2027).

•

In Tierra del Fuego, where the Group operates notably the offshore Carina and Aries fields (37.5%), a fourth medium-pressure compressor was installed in July 2007 to debottleneck the facilities and increase the Tierra del Fuego gas production capacity from 12 Mm3/d to 15 Mm3/d (approximately 424 Mcf/d to 530 Mcf/d).

The Tierra del Fuego gas export pipeline does not currently have the capacity to transport all of the gas that could be produced with this development. Work to increase the capacity of the pipeline is on-going since 2008. Carina and Aries came onstream in June 2005 and January 2006, respectively.

In Bolivia, the Group’s share of production, primarily gas, amounted to 22 kboe/d in 2008, compared to 28 kboe/d in 2007 and 21 kboe/d in 2006. TOTAL holds interests in six permits: two producing permits, San Alberto and San Antonio (15%); and four permits in the exploration or appraisal phase, Blocks XX West (75%, of which 34% was acquired in 2006, operator), Aquio and Ipati (80%, operator) and Rio Hondo (50%).

The Group was required to renegotiate the contracts for the fields in which it had interests pursuant to the May 1, 2006, decree regarding the nationalization of hydrocarbons. Six new exploration and production contracts signed in late October 2006 became effective on May 2, 2007, after approval and notarization by the Bolivian legislature.

In September 2008, TOTAL entered into a cooperation agreement with Gazprom and Yacimentos Petrolíferos Fiscales Bolivianos to explore the Azero Block within the framework of a mixed public/private company. This block is adjacent to the Ipati and Aquio blocks where the Group made a significant gas discovery in 2004. Seismic work to appraise this discovery was conducted in 2008. The interpretation of seismic data is underway.

Development studies for the Itau field, discovered on Block XX West, are also underway.

TOTAL has been present in Venezuela since 1980 and is one of the main partners of the state-owned PDVSA (Petróleos de Venezuela S.A.). In 2008, the Group’s share of production amounted to 92 kboe/d, compared to 94 kboe/d in 2007 and 96 kboe/d in 2006.

•

On March 31, 2006, the Venezuelan authorities terminated all operating contracts signed in the 1990s and decided to transfer the management of the fields concerned to new mixed companies to be created with the national company PDVSA as the majority owner.

In May 2006, the Venezuelan organic law on hydrocarbons was amended with immediate effect to establish a new extraction tax, calculated on the same basis as for royalties and bringing the overall tax rate to 33.33%. In September 2006, the corporate income tax was modified to increase the rate on oil activities (excluding natural gas) to 50%. This new tax rate came into effect in 2007.

On June 26, 2007, TOTAL signed heads of agreement with PDVSA, with the approval of the Ministry for Energy and Oil, providing for the transformation of the Sincor association into a mixed company, PetroCedeño, and the transfer of operations to this mixed company. Under this agreement, TOTAL’s interest in the project decreased from 47% to 30.323% and PDVSA’s interest increased to 60%. Conditions for this transformation were approved by the Venezuelan National Assembly in October 2007 and the transformation was finalized in February 2008.

(1)	Source: Argentinean Ministry of Federal Planning, Public Investment and Services — Energy Secretary.

PDVSA agreed to compensate TOTAL for the reduction of its interest in Sincor by assuming $326 million of debt and by paying, mostly in crude oil, $834 million. As of December 31, 2008, substantially all of this compensation had been paid.

•	Early in 2008, TOTAL signed two agreements for joint studies with PDVSA on the Junin 10 block, in the Orinoco region.

On April 15, 2008, the Venezuelan Parliament approved a law providing for a special tax on extraordinary profits. This new tax is calculated based on net liquid hydrocarbon volumes exported and is payable when the average reference price for the month exceeds $70/b.

•

TOTAL’s holding of a 49% interest in the offshore exploration Block 4, located in the Plataforma Deltana, was formally approved by the authorities in January 2006. The exploration campaign, which involved three wells, was completed on October 23, 2007. In October 2008, the Ministry for Energy and Oil agreed to let the joint venture retain the Cocuina discovery zone (lots B and F) and relinquish the rest of the block.

In Brazil, TOTAL holds interests in Block BC-2 (41.2%) and Block BM-C-14 (50%) located in the Campos Basin.

The partners on Block BC-2 drilled an appraisal well early in 2007 and filed a Declaration of Commercial Discovery with the National Oil Agency in late August 2007. Xerelete (formerly Curió), offshore at a depth of 2,400 m, was discovered in 2001. The southern extremity of Xelerete is located on the adjacent BM-C-14 Block.

The partners on both blocks are planning to unitize the field in 2009 and file a development plan with the Brazilian National Oil Agency. A 27-year concession agreement is expected to be granted starting on the date of filing of the unitization agreement.

TOTAL has been present in Colombia since 1973 through its 19% interest in the onshore Cupiaga and Cusiana fields located at the base of the Andes, and via its participation in CEPSA (48.83%), which has operated the Caracara oil field since 2008. The Group’s share of production was 23 kboe/d in 2008 compared to 19 kboe/d in 2007 and 22 kboe/d in 2006.

Two development projects are currently going through the approval process. They are designed to increase the gas production capacity from 180 Mcf/d to 250 Mcf/d and to begin recovering 6 kb/d of LPG. Construction of the facilities is expected to begin in 2009 and first production for additional gas and LPG is expected in 2010 and 2011, respectively.

TOTAL also holds a 50% interest in the Niscota exploration permit where the drilling of an exploration well is currently underway.

TOTAL has been present in Trinidad & Tobago since 1996 through its 30% interest in the offshore Angostura field located on Block 2C. The Group’s production was 6 kb/d in 2008 compared to 9 kb/d in 2006 and 2007. A second phase, for the development of gas reserves, is underway, with production expected to begin in 2011.

Asia-Pacific

In 2008, TOTAL’s production in the Asia-Pacific region, mainly from Indonesia, was 246 kboe/d, compared to 252 kboe/d in 2007 and 253 kboe/d in 2006, representing approximately 11% of the Group’s overall production for the year.

Highlights of the 2006-2008 period included the acquisition of interests in several exploration permits in Vietnam, Australia, Indonesia, Malaysia and Bangladesh and the acquisition of a 24% interest in the Ichthys LNG project in Australia.

In addition, TOTAL started the appraisal and development studies of the South Sulige block in China. During this period, new discoveries were also made in Brunei, Australia, Thailand and in Indonesia on the Mahakam permit.

In Australia, where TOTAL has been present since the beginning of 2005, the Group has progressively increased its acreage with the acquisition of interests in thirteen offshore permits, four of which are operated by the Group, off the northwest coast of Australia in the Carnavon, Browse, Vulcan and Bonaparte Basins.

•

In the Browse Basin, preparation of the Ichthys gas and condensates field development, located on the WA-285P permit (24%), continued. This LNG project has been designed to produce 8.4 Mt/y of LNG, 1.6 Mt/y of LPG and 75 kb/d of condensates. The gas will be processed offshore to recover, stabilize, stock and export the condensates, and then routed by an 875 km pipeline to Darwin where the liquefaction plant will be built. Front end engineering and design studies (FEED) were launched in January 2009 for the liquefaction plant and are expected to be launched soon for the offshore portion for a start-up of production at the field by the middle of the next decade.

On the WA-344P (40%) permit, located near the Ichthys field, the Mimia-1 well drilled in 2008 led to a gas discovery.

•

In 2008, TOTAL strengthened its position near Ichthys with the acquisition of the WA-408P permit (100%, operator). In the Vulcan Basin, TOTAL acquired a 50% interest in the AC/P42 and 43 permits. The WA-297P and WA-301/303/304/305P permits were relinquished.

•

In 2008, significant seismic acquisition activities were conducted on the four permits operated by the Group. Data interpretation and site preparation are expected in 2009, to be followed by a drilling campaign.

In Brunei, where TOTAL has been present since 1986, the Group operates the offshore Maharaja Lela Jamalulalam field located on Block B (37.5%). Gas and liquids production in Group share was 14 kboe/d in 2008, compared to 14 kboe/d in 2007 and 15 kboe/d in 2006. The gas produced at this field is delivered to the Brunei LNG liquefaction plant.

In 2008, two exploration wells, ML-4 and MLJ2-06, drilled on Block B, south of the zone currently in production, discovered significant new gas and condensates accumulations. The MLJ2-06 well, drilled in high pressure/high temperature formations, has a final depth of 5,850 m. Production began in November 2008. The exploration drilling campaign is expected to resume in 2009.

Exploration activities on deep-offshore Block J (60%, operator) have been suspended since May 2003 due to a border dispute with Malaysia.

In China, the Group is active on the South Sulige block, located in the Ordos Basin, in the Inner Mongolia province. In 2008, two additional wells were drilled and successfully tested. Appraisal work, which began in September 2006, continued in 2007 with seismic acquisition, the drilling of two new wells and tests on existing wells. Development studies for this field, carried out in 2008, will continue in 2009 in order to define a joint development plan with the China National Petroleum Corporation (CNPC) by the end of 2009.

In Indonesia, where TOTAL has been present since 1968, production amounted to 177 kboe/d in 2008, compared to 180 kboe/d in 2007 and 182 kboe/d in 2006.

TOTAL’s operations in Indonesia are primarily concentrated on the Mahakam permit (50%, operator), which covers several fields, including Peciko and Tunu, the largest gas fields in the East Kalimantan zone.

TOTAL delivers most of its natural gas production to the Bontang LNG plant operated by the Indonesian company PT Badak. The overall capacity of the eight liquefaction trains of the Bontang plant is 22 Mt/y.

In 2008, gas production operated by TOTAL amounted to 2,570 Mcf/d. The gas delivered by TOTAL to Bontang LNG accounted for 80% of its supply. In addition to gas production, operated condensates and oil production from the Handil and Bekapai fields amounted to 51 kb/d and 24 kb/d, respectively.

•

On the Tunu field, drilling of additional wells continued in 2008 as part of the twelfth and thirteenth development phases. A new seismic campaign is scheduled for 2009 to improve imaging on the shallow reservoirs and to identify the optimal location for additional wells. Gas production on Tunu was 1,304 Mcf/d in 2008. The eleventh development phase, launched in 2005 to install onshore low-pressure compression units, is continuing with completion scheduled in 2009.

•

The development of the Peciko field continued in 2008, with the drilling of additional wells and the installation of a new platform as part of the fifth development phase. New compression capacities (phase 6) are currently being developed and are expected to be commissioned in 2009. Drilling of additional wells is expected to continue in 2009 (phase 7). Gas production on Peciko was 869 Mcf/d in 2008.

•

On the Sisi-Nubi field (47.9%, operator), which began production in November 2007, drilling continued in 2008 and gas exports reached 350 Mcf/d late in 2008. The gas from Sisi-Nubi is produced through Tunu’s processing facilities.

•

On the Mahakam permit, the oil discovery made in 2008 on the East Bekapai exploration well led to the launch of a development study, currently underway. On this permit, the development of South Mahakam with the Stupa, West Stupa and East Mandu discoveries was launched early in 2008, with production scheduled to begin late in 2011.

•	In 2008, a seismic campaign was conducted on the South East Mahakam exploration block (50%, operator), located in the Mahakam Delta. TOTAL was awarded this block early in 2007.

•	After disappointing exploration results, TOTAL relinquished the East Sepanjang (27%) offshore permit located northeast of the Island of Java in September 2008.

In Thailand, TOTAL’s main asset is the Bongkot gas and condensates field (33.3%), where the Group’s 2008 production amounted to 41 kboe/d, similar to 2006 and 2007. PTT (the state-owned Thai company) purchases the entire gas and condensates production. Late in 2007, the Thai authorities agreed to extend the end of the concession period of the field by ten years, from 2013 to 2023.

On Bongkot, two successful exploration wells were drilled in 2008 on the Ton Sak and Ton Son structures. Ton Sak is being developed as part of phase 3H and Ton Son is expected to be developed as part of future phase J.

Production from the 3F development phase started in July 2008. This phase included the installation of three production platforms. Start-up of production at the new 3G development phase (two platforms) is expected in the second quarter 2009. This phase was launched in April 2007 after gas discoveries were made early in 2007 on Blocks 15 and 16.

Gas discoveries made in the first half 2008 led to a new development phase. This 3H phase (three platforms) was launched in July 2008. Start-up of production is expected in 2010.

The development plan for the southern portion of the field (Great Bongkot South) was completed. This development, planned in several phases, is designed to include a processing platform, a residential platform and thirteen production platforms. Start-up of the facilities is expected in 2012.

In Myanmar, TOTAL operates the Yadana field (31.2%). Located offshore Blocks M5 and M6, this field produces gas which is primarily delivered to PTT to be used in Thai power plants. In 2008, production amounted to 14 kboe/d in Group share, compared to 17 kboe/d in 2007 and 15 kboe/d in 2006.

In Malaysia, TOTAL signed a production sharing contract in May 2008 with state-owned Petronas for the offshore exploration Blocks PM303 and PM324 (70%, operator). An operating structure was created in 2008 in Kuala Lumpur. 3D seismic work is expected to be carried out in 2009, followed by drilling in high pressure/high temperature conditions. TOTAL is also involved in exploration activities on the SKF offshore block (42.5%).

In Vietnam, a 3D seismic acquisition covering 1,600 km2 was conducted from May to July 2008 on the offshore exploration Block 15-1/05. In 2007, TOTAL and PetroVietnam entered into an agreement under which the Group holds a 35% interest in the production sharing agreement for this block.

In March 2009, TOTAL and PetroVietnam signed a production sharing contract for Blocks DBSCL-02 and DBSCL-03. Located in the Mekong Delta region, these onshore blocks are held by TOTAL (75%, operator) and PetroVietnam (25%).

In Bangladesh, TOTAL operates two exploration blocks located offshore the southeastern coast, Blocks 17 and 18, acquired in 2007. In 2008, a 3D seismic campaign was conducted on these blocks. Pursuant to the interpretation results, the decision to relinquish the blocks was made late in February 2009.

Commonwealth of Independent States (CIS)

In 2008, TOTAL’s production in this area reached 26 kboe/d, representing approximately 1% of the Group’s overall production, compared to 19 kboe/d in 2007 and 8 kboe/d in 2006.

Highlights of 2008 included the signature of a number of agreements for the Kashagan field by members of the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh authorities.

In Russia, TOTAL and Gazprom signed a cooperation agreement in 2007 for the first phase of development on the Shtokman field. In Azerbaijan, the Shah Deniz project began production late in 2006.

In Azerbaijan, where TOTAL has been present since 1996, production averaged 18 kboe/d in 2008, compared to 11 kboe/d in 2007. TOTAL’s activities are focused on the Shah Deniz field (10%), where production began in December 2006. The South Caucasus Pipeline Company (SCPC), in which TOTAL holds a 10% interest, is the owner of the gas pipeline which transports gas from Shah Deniz to the Turkish and Georgian markets.

Gas deliveries from the Shah Deniz field to Turkey, Georgia and Azerbaijan continued in 2008. A new appraisal well is being drilled on this field to further evaluate available reserves before the launch of a second development phase.

In 2008, the BTC (Baku-Tbilissi-Ceyhan) pipeline was used to drain off the condensates produced at Shah Deniz. This pipeline, owned by BTC Co., in which TOTAL holds a 5% interest, links Baku to the Mediterranean Sea. Construction of this pipeline began in August 2002 and was completed in 2006.

TOTAL and SOCAR also have signed an exploration, development and production sharing agreement in February 2009 for a permit located on the offshore Absheron block. During the exploration phase, TOTAL will be the operator of the block. For the development phase, TOTAL and SOCAR will create a company to conduct operations, with the partners holding, respectively, 60% and 40%.

TOTAL has been present in Kazakhstan since 1992 through the interest it holds in the North Caspian Sea permit, which includes notably the Kashagan field. The size of this field may eventually allow production to reach nearly 1,500 kboe/d (in 100%).

On October 31, 2008, members of the NCSPSA consortium and the Kazakh authorities signed a number of agreements to end the disagreement that began at the end of August 2007. The implementation of these agreements led to a reduction of TOTAL’s share in NCSPSA from 18.52% to 16.81%. The operating structure was reconfigured and the North Caspian Operating Company (NCOC), a joint operating company, was entrusted with the operatorship. NCOC started operating the field in January 2009. NCOC supervises and coordinates NCSPSA’s activities and is directly responsible for scheduling, reservoir modeling, conceptual development studies and relations with the Kazakh authorities. NCOC uses TOTAL’s management system. The company’s chief executive officer is also an executive from TOTAL.

In February 2004, the Kazakh authorities approved the development plan for this field, allowing work to begin on the first of several successive phases of development.

Drilling of development wells, which began in 2004, continued in 2008 and production is expected to begin late in 2012.

TOTAL has been present in Russia since 1989. In 2008, production from the Kharyaga field (50%, operator) averaged 8 kboe/d, similar to 2006 and 2007.

•

In July 2007, TOTAL and Gazprom signed a cooperation agreement for the first phase of development on the Shtokman gas and condensates field, covering the design, construction, financing and operation of future facilities. Shtokman Development AG (TOTAL, 25%) was established in February 2008 to operate this first development phase of the project, designed to produce 23.7 Bm3/y of natural gas (nearly 2.3 Bcf/d), approximately 50% of which will be used to supply an LNG plant with a capacity of 7.5 Mt/y. The main technology challenges related to this project have been addressed and engineering studies have been launched for an investment decision expected in 2010.

•	On the Kharyaga field, the development plan for phase 3 was approved in December 2007. This phase has an expected production plateau of 30 kboe/d (in 100%) by around 2011. Work on this development is proceeding on schedule.

Europe

In 2008, TOTAL’s production in this zone reached 616 kboe/d, representing 26% of the Group’s overall production, compared to 674 kboe/d in 2007 and 728 kboe/d in 2006.

In Norway, highlights of the 2006-2008 period included the start-up of the Snøhvit field, the increase of the Group’s interest in the PL211 permit (Victoria) and new developments on existing fields. In the UK, production began on satellites of Alwyn (Jura, discovered in 2006) and Elgin-Franklin (Glenelg, West Franklin) as well as on the Maria field.

In both countries, TOTAL made several major discoveries and was awarded new exploration permits.

In France, the Group has operated fields since 1939, notably the Lacq (100%) and Meillon (100%) gas fields, located in the southwest. The Group’s production was 25 kboe/d in 2008, down from 27 kboe/d in 2007 and 30 kboe/d in 2006.

The Group’s most significant production activity in France has been on the Lacq field, which began in 1957. A pilot project to capture, inject and store carbon dioxide is proceeding at this site. In connection with this project, a gas burning plant is being modified to operate in an oxy-combustion environment and the carbon dioxide produced is to be re-injected in the depleted Rousse field. The plant is expected to be operational by mid-2009. As part of the Group’s sustainable development policy, this project will allow the Group to assess one of the technological possibilities for reducing emissions of carbon dioxide into the atmosphere.

In Italy, the Tempa Rossa field (50%, operator), discovered in 1989 and located on the unitized Gorgoglione concession (Basilicate region), is one of TOTAL’s principal assets in the country.

The plan of extending the Tarente refinery export system, which is necessary for the development of the Tempa Rossa field, will be submitted to the Italian authorities in 2009. The partners in the Tempa Rossa field are then expected to make the final investment decision regarding the project, subject to the condition that the commercial offers for the principal engineering and construction contracts are competitive, failing which a new call for tenders may be launched. Proceedings initiated by the Prosecutor of the Potenza Court against Total Italia could also delay this project.

Site preparation work started in August 2008. Depending on the date the principal contracts are awarded, production is planned to begin in 2012 or 2013, with a plateau production of 50 kb/d.

In Norway, where the Group has been present since the late 1960s, TOTAL holds interests in seventy-four production permits on the Norwegian continental shelf, thirteen of which it operates. Norway is the largest single-country contributor to the Group’s production, with 334 kboe/d in 2008, compared to 338 kboe/d in 2007 and 372 kboe/d in 2006.

•

In the Norwegian North Sea, the most significant contribution to production, for the most part non-operated, comes from the Ekofisk Area located in the southern region. On this zone, production reached 139 kboe/d in 2008, benefiting from the start-up of the Ekofisk Area Growth project (EAG) in October 2005.

•

In the Haltenbanken area in the Norwegian Sea, the Åasgard (7.7%), Mikkel (7.7%) and Kristin (6%) fields contributed nearly 13% of the Group’s Norwegian production. Production on the Tyrihans oil, gas and condensates field (23.2%) is expected to begin in July 2009. Yttergryta (24.5%), a satellite of Åasgard, started production in January 2009, and Morvin (6%), a satellite of Åasgard, is expected to be commissioned in August 2010.

•

Drilling of an appraisal well on the undeveloped Victoria discovery began in January 2009. Victoria, operated by TOTAL, is part of the PL 211 license in which the Group increased its interest from 20% to 40% in 2006.

•

In the Barents Sea, the Snøhvit project (18.4%) started in August 2007. This project includes both the development of the natural gas field and the construction of the associated liquefaction facilities.

•

Between 2006 and 2008, exploration and appraisal work occurred on various permits, notably the Onyx SW discovery (PL 255, 20%) on which a successful appraisal well was drilled in 2007. Tornerose (PL 110 B, 18.4%) and Kvitebjørn-Valemon (PL 193, 5%) were also successfully appraised in 2006. In 2008, the oil discovery on Dagny (12%) and the Pandora discovery, in the Visund zone, significantly increased the potential of this zone.

TOTAL has been conducting natural gas exploration and production activities in The Netherlands and on the North Sea continental shelf since 1964. In 2008, the Group’s production amounted to 44 kboe/d, compared to 45 kboe/d in 2007 and 44 kboe/d in 2006.

TOTAL owns twenty-three offshore production permits, nineteen of which are operated, and one operated exploration permit. In February 2008, the Group was awarded an interest of 16.92% in the E17c exploration permit.

Pursuant to an agreement signed in August 2008, TOTAL acquired Goal Petroleum (Netherlands) B.V. This acquisition is expected to increase the Group’s production by 8 kboe/d by 2011.

On the K5F sub-sea field (40.39%, operator), production began in September 2008. This project is comprised of two sub-sea wells connected to the existing production and transport facilities. K5F is the first project in the world to use only electrically driven sub-sea well heads and systems. This advance in sub-sea technologies is expected to increase the reliability of systems and improve environmental performance. The development of the K5CU project (46.6%, operator) is expected to take place from 2009 to 2011. This project is designed to include four wells supported by a new platform connected to the K5A platform by a 15 km gas pipeline.

TOTAL has been present in the United Kingdom since 1962. The Group’s production reached 213 kboe/d in 2008 compared to 264 kboe/d in 2007 and 282 kboe/d in 2006. The UK accounts for nearly 9% of the Group’s overall production. 82% of this production comes from operated fields located in two zones: the Alwyn zone in the northern North Sea, and the Elgin-Franklin zone in the Central Graben. In addition, the Tormore discovery in 2007 led the Group and its partners to consider the joint development of the Laggan/Tormore fields, located west of the Shetland Islands and to select the development plan.

•

On the Alwyn zone, the start-up of production from satellites or new reservoir compartments allowed the potential for production to remain at a level near to the processing and compressing capacities of the platform (530 Mcf/d of gas increased to 575 Mcf/d during the summer 2008 planned shutdown for heavy maintenance). In addition, wells drilled on the Alwyn North field (N49 and N50) discovered new reserves, in production since 2007.

The Jura field (100%), discovered late in 2006, started production in May 2008 through two sub-sea wells connected to the pipeline linking Forvie North and Alwyn. The production capacity of this field is 50 kboe/d (gas and condensates).

A second gas and condensates dicovery, Islay (100%), located in a faulted panel immediately east of Jura, was made in 2008. Development studies for this discovery are underway.

Late in 2008, TOTAL increased its interest in the Otter field, from 54.30% to 81.00%.

•

The development of the Elgin-Franklin zone, in production since 2001, made a significant contribution to the Group’s activities in the UK. This investment constituted a technical milestone, combining the development of the deepest reservoirs in the North Sea (5,500 m) with temperature and pressure conditions among the highest in the world (1,100 bars and 190°C).

The development of the Elgin and Franklin operated satellites (respectively Glenelg, 49.5% and West Franklin, 46.2%) started in 2005 with the drilling of the Glenelg well, which came onstream in March 2006. The first well of West Franklin (F7) started production in September 2007 at a rate of 13 kboe/d. A second well, F9, was drilled on this field and production started in September 2008 at a rate of nearly 25 kboe/d. Anticipated production for this field over its life is estimated to total approximately 200 Mboe (in 100%).

On the Elgin field, drilling of an infill well started in October 2008. A similar well was completed on the Franklin field in 2007. Drilling of such a well in a high pressure/high temperature depleted field is a significant technical milestone.

As part of an agreement signed in 2005, TOTAL acquired a 25% interest in two blocks located near Elgin-Franklin by drilling an appraisal well on the Kessog structure. This well, for which drilling operations were completed in May 2007, discovered an oil and gas column exceeding expectations. In addition, this agreement makes it possible for the Group to increase its interest to 50% on this zone by carrying out a long-duration test on this well. This test is expected to be completed in the second quarter 2009. If the development of Kessog were approved, TOTAL would be the operator.

•

In the West Shetland zone, a successful exploration well was drilled on the Tormore prospect, located 15 km southwest of the Laggan field. Development studies allowed the Group and its partners to select a joint development plan for both fields, using sub-sea facilities and off-gas treatment (gas and condensates) at a plant in Sullom Voe in the Shetland Islands. The gas would be exported to the Saint-Fergus terminal via a new pipeline connected to the Frigg pipeline (FUKA). Basic engineering studies for the development have been launched and production is expected to begin in 2013.

TOTAL also owns interests in a number of assets operated by third parties, notably in the Bruce and Maria fields. The Bruce field, where a new drilling campaign started in 2008, is the most significant among them. The development of the Maria field was completed and production began in December 2007.

Middle East

TOTAL has been developing long-term partnerships in this region since 1924. The Middle East is one of the major growth regions for the Group over the medium term, with the Yemen LNG and Qatargas II projects expected to start production in 2009. Highlights of 2007 included the start-up of the Dolphin gas project in Qatar, which achieved plateau production in the first quarter 2008.

In 2008, TOTAL’s production in the Middle East (including production of equity affiliates and non-consolidated subsidiaries) was 432 kboe/d, representing 18% of the Group’s overall production, compared to 390 kboe/d in 2007 and 406 kboe/d in 2006.

In Saudi Arabia, following disappointing exploration results and pursuant to contractual arrangements, the Group withdrew in early 2008 from the joint venture with Saudi Aramco, the state-owned oil company.

In the United Arab Emirates, where the Group has been present since 1939, TOTAL’s production was 243 kboe/d in 2008, compared to 242 kboe/d in 2007 and 267 kboe/d in 2006.

In Abu Dhabi, TOTAL holds interests in the Abu Al Bu Khoosh field (75%, operator), in the Abu Dhabi Company for Onshore Oil Operations (ADCO, 9.5%), which operates the five principal onshore fields in Abu Dhabi, and in Abu Dhabi Marine (ADMA, 13.3%), which operates two offshore fields. TOTAL also has interests in Abu Dhabi Gas Industries (GASCO, 15%), which produces LPG and condensates from the associated gas produced by ADCO, and in Abu Dhabi Gas Liquefaction Company (ADGAS, 5%), which produces LNG, LPG and condensates.

TOTAL signed in 2009 the agreements for a 20-year extension of its participation in the GASCO joint venture.

The Group also holds a 33.3% interest in Ruwais Fertilizer Industries (FERTIL), which produces ammonia and urea. In 2005, FERTIL’s corporate life was extended for an additional 25 years. In Dubai, pursuant to an agreement signed with government and international partners in 2006, the concession in which TOTAL had participated was terminated.

In Iraq, TOTAL was prequalified by the Iraqi Ministry of Oil to participate in the bidding process related to the development of Iraqi oil fields. TOTAL is pursuing its significant training program for Iraqi engineers.

In Iran, the Group’s production, under buyback agreements, amounted to 9 kboe/d in 2008, compared to 15 kboe/d in 2007 and 20 kboe/d in 2006.

In Oman, the Group’s production amounted to 34 kboe/d in 2008 and 2007, compared to 35 kboe/d in 2006. The Group is present in oil production on Blocks 6 and 53 as well as in liquefied natural gas production through its interests in the Oman LNG (5.54%)/Qalhat LNG (2.04%(1)) gas liquefaction plant, which has a capacity of 10.5 Mt/y.

TOTAL has been present in Qatar since 1936 and holds interests in the Al Khalij and North fields, the Dolphin project, the Qatargas I liquefaction plant and the second train of Qatargas II. The Group’s production (including its share in the production of equity affiliates) averaged 121 kboe/d in 2008, up from 74 kboe/d in 2007 and 58 kboe/d in 2006. This production increased significantly with the ramp-up of the Dolphin project.

•

Production from the Dolphin project (24.5%) started during the summer of 2007 and reached its full capacity in the first quarter 2008. On the North field, the Group signed a contract with state-owned Qatar Petroleum in December 2001 providing for the sale of 2 Bcf/d of gas produced by the Dolphin project, for a 25-year period. This gas is carried to the United Arab Emirates through a 360 km pipeline.

•

In July 2006, TOTAL signed four contracts providing for the purchase by the Group of 5.2 Mt/y of LNG and formalized in December 2006 its acquisition of a 16.7% interest in the second train of Qatargas II. This integrated project includes the development of two new LNG trains, each with a capacity of 7.8 Mt/y. Commissioning is expected in 2009.

TOTAL is present in Syria on the Deir Ez Zor permit (100%, operated by DEZPC, of which 50% is owned by TOTAL). The Group’s production was 15 kboe/d in 2008 and 2007 compared to 17 kboe/d in 2006.

In 2008, TOTAL signed three agreements with the Syrian authorities. The first agreement provides for a 10-year extension of the Deir Ez Zor permit, until 2021. The second sets forth the principles to be incorporated into a final agreement concerning the increase in production on the Tabiyeh gas and condensates field. TOTAL also signed a framework agreement related to the development of oil projects in partnership with the state-owned companies, Syrian Petroleum Company and Syrian Gas Company.

TOTAL has been present in Yemen since 1987. In 2008, the Group’s production amounted to 10 kboe/d, compared to 9 kboe/d in 2007 and 2006. TOTAL has interests in the country’s two oil basins, as the operator on Block 10 (Masila Basin, East Shabwa permit, 28.57%) and as a partner on Block 5 (Marib Basin, Jannah permit, 15%). TOTAL also has an interest of 39.62% in the Yemen LNG project.

•

The commissioning of Yemen LNG is expected in the second quarter 2009. This LNG project, launched in August 2005, calls for the construction of two LNG liquefaction trains with a capacity of 6.7 Mt/y, all of which has been sold under long-term contracts.

•

In 2008, TOTAL strengthened its position in offshore exploration through the acquisition of a 30.9% interest in Block 70 following the purchase of a 40% share in Blocks 69 and 71 in 2007. Results of the first well drilled on Block 71 are currently being assessed.

(1)	Indirect interest through the 36.8% share of Qalhat LNG owned by Oman LNG.

Interests in pipelines

The table below sets forth TOTAL’s interests in crude oil and natural gas pipelines throughout the world:

As of December 31, 2008 Pipeline(s)	Origin	Destination	% interest		Operator	Liquids	Gas
EUROPE
France
TIGF	Network South West		100.00		x		x
Norway
Frostpipe (inhibited)	Lille-Frigg, Froy	Oseberg	36.25			x
Gassled(a)			7.995				x
Heimdal to Brae Condensate	Heimdal	Brae	16.76			x
Line
Kvitebjørn pipeline	Kvitebjørn	Mongstad	5.00			x
Norpipe Oil	Ekofisk Treatment center	Teeside (UK)	34.93			x
Oseberg Transport System	Oseberg, Brage and Veslefrikk	Sture	8.65			x
Sleipner East Condensate Pipe	Sleipner East	Karsto	10.00			x
Troll Oil Pipeline I and II	Troll B and C	Vestprosess (Mongstad refinery)	3.70			x
The Netherlands
Nogat pipeline	F3-FB	Den Helder	23.19				x
WGT K13-Den Helder	K13A-K4/K5	Den Helder	4.66				x
WGT K13-Extension	Markham	K13-K4/K5	23.00				x
United Kingdom
Alwyn Liquid Export Line	Alwyn North	Cormorant	100.00		x	x
Bruce Liquid Export Line	Bruce	Forties (Unity)	43.25			x
Central Area Transmission	Cats Riser Platform	Teeside	0.57				x
System (CATS)
Central Graben	Elgin-Franklin	ETAP	15.885			x
Liquid Export Line (LEP)
Frigg System: UK line	Alwyn North, Bruce and others	St.Fergus (Scotland)	100.00		x		x
Ninian Pipeline System	Ninian	Sullom Voe	16.00			x
Shearwater Elgin Area Line (SEAL)	Elgin-Franklin, Shearwater	Bacton	25.73				x
AFRICA
Algeria
Medgas	Algeria	Spain	9.77	(b)			x
Gabon
Mandji Pipe	Mandji fields	Cap Lopez Terminal	100.00	(c)	x	x
Rabi Pipe	Rabi	Cap Lopez Terminal	100.00	(c)	x	x
AMERICAS
Argentina
Gas Andes	Neuquen Basin (Argentina)	Santiago (Chile)	56.50		x		x
TGN	Network (Northern Argentina)		15.40		x		x
TGM	TGN	Uruguyana (Brazil)	32.68		x		x
Bolivia
Transierra	Yacuiba (Bolivia)	Rio Grande (Bolivia)	11.00				x
Brazil
TBG	Bolivia-Brazil border	Porto Alegre via São Paulo	9.67				x
TSB (project)	TGM (Argentina)	TBG (Porto Alegre)	25.00				x
Colombia
Ocensa	Cusiana, Cupiagua	Covenas Terminal	15.20			x
Oleoducto de Alta Magdalena	Tenay	Vasconia	0.93			x
Oleoducto de Colombia	Vasconia	Covenas	9.55			x
ASIA
Yadana	Yadana (Myanmar)	Ban-I Tong (Thai border)	31.24		x		x
REST OF WORLD
BTC	Baku (Azerbaijan)	Ceyhan (Turkey)	5.00			x
SCP	Baku (Azerbaijan)	Georgia/Turkey Border	10.00				x
Dolphin (International transport and network)	Ras Laffan (Qatar)	U.A.E.	24.50				x

(a)	Gassled: unitization of Norwegian gas pipelines through a new joint venture in which TOTAL has an interest of 7.995%. In addition to the direct share in Gassled, TOTAL has a 14.4% interest in the joint-stock company Norsea Gas AS, which holds 2.839% in Gassled.
(b)	Through the Group’s interest in CEPSA (48.83%).
(c)	Interest of Total Gabon. The Group has a financial interest of 57.96% in Total Gabon.

Gas & Power

The Gas & Power division is focused on the optimization of the Group’s gas resources through marketing, trading, transport of natural gas and liquefied natural gas (LNG), LNG re-gasification and natural gas storage.

The division also contributes to the Group’s activities in the following areas:

•	liquefied petroleum gas (LPG) shipping and trading;

•	coal production, marketing and trading;

•	power generation from gas-fired power plants or renewable energies;

•	trading and marketing of electricity; and

•	solar power systems (through its subsidiaries Tenesol and Photovoltech).

The Gas & Power division also conducts research and development related to alternative energies as complementary energy resources to oil and gas.

Natural Gas

In 2008, TOTAL pursued its strategy of developing its activities downstream from natural gas production in order to optimize access for the Group’s current and future gas production and reserves to traditional markets (with long-term contracts between producers and integrated gas companies) and to markets open to international competition (including short-term contracts and spot sales).

The long-term contracts under which TOTAL sells its natural gas production usually provide for a price related to, among other factors, average crude oil and other petroleum product prices, as well as, in some cases, a cost-of-living index. In most cases, price formulas induce a time-lag or an adjustment over time to reflect changes in oil indexes.

In the context of deregulated natural gas markets, which allow customers to more freely access suppliers, in turn leading to new marketing methods that are more flexible than traditional long-term contracts, TOTAL is developing trading, marketing and logistics activities to offer its natural gas production directly to customers, primarily in the industrial and commercial markets.

Europe

TOTAL has been active in the downstream sector of the gas value chain in Europe for more than sixty years.

Natural gas transport, marketing and storage activities were initially developed to complement the Group’s domestic production in Lacq (France). The Group further developed these activities upon additional gas discoveries, and they are now part of its comprehensive downstream gas chain.

The Group’s transport and storage activities in southwest France are grouped under TIGF, a wholly-owned subsidiary of the Group. This subsidiary operates a regulated transport network of 4,905 km of gas pipelines, as well as two storage units with 84 Bcf

(2.4 Bm3) of combined usable capacity, representing approximately 20% of the overall natural gas storage capacity in France(1). Highlights of 2008 included:

•	Obtaining the authorization, pursuant to an April 9, 2008 decree, to increase the storage capacity of the Lussagnet site from 84 Bcf (2.4 Bm3) to 124 Bcf (3.5 Bm3) over a period of eleven years.

•

The start-up, on November 7, 2008, of the Artère de Guyenne gas pipeline. This pipeline (70 km long and 900 mm in diameter) connects Captieux and Mouliets-et-Villemartin and will allow the flow of gas from the Fos Cavaou LNG terminal to the north of France.

•

In addition to retaining its Quality, Security and Environment certification, TIGF was awarded an HEQ (High Environmental Quality) certification for its office and technical buildings at the Lussagnet site.

•	The participation of TIGF in Gas Powernext, a gas trading exchange.

•	The active participation of TIGF in the development of Franco-Spanish interconnections as part of ERGEG (European Regulator Group for Electricity and Gas).

Regarding TOTAL’s marketing activities:

•

In Spain, TOTAL has marketed gas in the industrial and commercial sectors since 2001 through its participation in Cepsa Gas Comercializadora. This company is held by TOTAL (35%), CEPSA (35%) and the Algerian national oil company, Sonatrach (30%). Taking into account TOTAL’s

(1)	GIE data (Gaz Infrastructure Europe), February 2008.

48.83% interest in CEPSA, the Group has a combined direct and indirect interest of approximately 52% in this company. In 2008, Cepsa Gas Comercializadora sold approximately 70 Bcf (2 Bm3) of natural gas to industrial and commercial customers, compared to approximately 59 Bcf (1.7 Bm3) in 2007 and 49 Bcf (1.4 Bm3) in 2006. CEPSA also has a 20% interest in the Medgaz pipeline project which directly connects Algeria to Spain.

•	In France, TOTAL sold 229 Bcf (6.5 Bm3) of gas in 2008 through its marketing subsidiary Total Énergie Gaz (TEGAZ), compared to 245 Bcf (7 Bm3) in 2007 and 240 Bcf (6.9 Bm3) in 2006.

•

In the United Kingdom, TOTAL’s subsidiary Total Gas & Power Ltd sells gas and power to the industrial and commercial markets. This subsidiary also conducts global gas, electricity and LNG trading activities. In 2008, Total Gas & Power Ltd sold 134 Bcf (3.8 Bm3) of natural gas to industrial and commercial customers, compared to 124 Bcf (3.5 Bm3) in 2007 and 134 Bcf (3.8 Bm3) in 2006. Electricity sales amounted to 4.6 TWh in 2008, compared to 3.6 TWh in 2007 and 3.2 TWh in 2006. In 2007, TOTAL disposed of its 10% interest in Interconnector UK Ltd, a gas pipeline connecting Bacton in the UK to Zeebrugge in Belgium. This disposal did not affect TOTAL’s rights to transport gas through the pipeline.

The Americas

In the United States, TOTAL marketed approximately 1,652 Bcf (46.9 Bm3) of natural gas in 2008, compared to approximately 1,606 Bcf (45.5 Bm3) in 2007 and 923 Bcf (26.2 Bm3) in 2006, supplied by its own production and external sources.

In Mexico, Gas del Litoral, a company in which TOTAL holds a 25% interest, sold approximately 173 Bcf (4.9 Bm3) of natural gas in 2008, its second full year of activity, compared to 95 Bcf (2.7 Bm3) in 2007 and 25 Bcf (0.7 Bm3) in 2006.

In South America, TOTAL owns interests in several natural gas transport companies in Argentina, Chile and Brazil, including the following:

•	a 15.4% interest in Transportadora de Gas del Norte (TGN), which operates a gas transport network covering the northern half of Argentina;

•	a 56.5% interest in the companies that own the GasAndes pipeline, which connects the TGN network to the Santiago del Chile region; and

•	a 9.7% interest in Transportadora Gasoducto Bolivia-Brasil (TBG), whose gas pipeline supplies southern Brazil from the Bolivian border.

These different assets represent a total integrated network of approximately 9,000 km of pipelines serving the Argentine, Chilean and Brazilian markets from gas-producing basins in Bolivia and Argentina, where the Group has natural gas reserves.

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

In 2008, the fall in domestic gas production in Argentina considerably reduced gas export flows to Chile.

Asia

TOTAL markets natural gas transported through pipelines in Indonesia, Thailand and Myanmar, and, in the form of LNG, to Japan, South Korea, China, Taiwan and India. The Group is also developing new outlets for re-gasified LNG in emerging markets.

In India, Hazira LNG Private Limited, a company in which TOTAL holds a 26% interest, sold approximately 87 Bcf (2.5 Bm3) of natural gas in 2008, its third full year in operation, compared to 76 Bcf (2.2 Bm3) in 2007 and 28 Bcf (0.8 Bm3) in 2006.

Liquefied Natural Gas

The Gas & Power division conducts LNG activities downstream from liquefaction plants,(1) including LNG shipping, re-gasification, storage and marketing.

TOTAL has entered into agreements to obtain long-term access to LNG re-gasification capacity on the three continents that are the largest consumers of natural gas: North America (the United States and Mexico), Europe (France and the UK) and Asia (India). This diversified access to markets allows TOTAL to develop new liquefaction projects, in particular in the Middle East and Africa, while strengthening its own LNG supply portfolio.

(1)	Natural gas liquefaction activities are conducted by the Exploration & Production division.

Europe

In France, TOTAL acquired in June 2006 a 30.3% interest in the Société du Terminal Méthanier de Fos Cavaou (STMFC). This terminal is expected to have a re-gasification capacity of 291 Bcf/y (8.25 Bm3/y), of which 79 Bcf/y (2.25 Bm3/y) has been reserved by TOTAL through its subsidiary Total Gas & Power Ltd. The terminal is scheduled to come onstream commercially in the second half 2009.

In December 2006, in connection with its entry in the Qatargas II project, TOTAL acquired an 8.35% interest in the South Hook LNG re-gasification terminal project in the United Kingdom. The terminal is scheduled to come onstream in the first half 2009.

In addition, as part of the Snøhvit project (Norway ), in which TOTAL holds an 18.4% interest and where the first deliveries started in October 2007, Total Gas & Power Ltd signed in November 2004 a purchase agreement for 35 Bcf/y (1 Bm3/y) of natural gas primarily intended for North America and Europe. TOTAL, through its subsidiary Total E&P Norge AS, chartered an LNG tanker, the Arctic Lady, to transport this LNG. This tanker has a capacity of 145,000 m3 and was delivered in April 2006.

In October 2007, TOTAL announced the creation of Adria LNG, in which TOTAL holds a 25.58% interest, to study the construction of an LNG re-gasification terminal on KrK Island (Croatia), in the northern Adriatic Sea. This terminal is expected to have an initial natural gas re-gasification capacity of 353 Bcf/y (10 Bm3/y), which could be subsequently increased to 494 Bcf/y (14 Bm3/y).

In addition, TOTAL holds a 30% interest in Gaztransport & Technigaz (GTT) which primarily focuses on the design and engineering of membrane cryogenic tanks dedicated to LNG tankers. As of December 31, 2008, 193 active LNG tankers were equipped with membrane tanks built under GTT licenses out of a world tonnage estimated at 302 LNG tankers.(1)

North America

In Mexico, the Altamira re-gasification terminal, in which TOTAL holds a 25% interest, has been onstream since summer 2006. This terminal, located on the east coast of Mexico, has an initial LNG re-gasification capacity of 236 Bcf/y (6.7 Bm3/y). This capacity has been entirely reserved by Gas del Litoral, in which TOTAL has a 25% interest. The terminal received forty-two cargos in 2008, compared to thirty-three in 2007.

In the United States, TOTAL has reserved re-gasification capacity of 10 Bm3/y (1 Bcf/d) at the Sabine Pass LNG terminal in Louisiana, beginning in April 2009 for a renewable 20-year period. The terminal was inaugurated in April 2008. The LNG to supply Sabine Pass is expected to come from LNG purchase agreements providing for shipments from various producing projects worldwide in which TOTAL holds interests, notably in the Middle East, Norway and West Africa.

Asia

The Hazira re-gasification terminal, located on the west coast of India in the Gujarat state, was inaugurated in April 2005. It had an initial re-gasification capacity of approximately 120 Bcf/y (3.4 Bm3/y). At the end of 2008, its capacity reached 177 Bcf/y (5 Bm3/y) after debottlenecking operations were conducted during the year.

TOTAL has held a 26% interest in the Hazira merchant terminal since May 2005. Its activities include LNG re-gasification and natural gas marketing. TOTAL has agreed to provide up to 26% of the LNG for the Hazira terminal. Due to market conditions in 2008, the Hazira terminal was operated on the basis of short-term contracts, both for the sale of gas on the Indian market and the purchase of LNG from international markets. Thirty cargos were delivered in 2008, compared to twenty-eight in 2007 and twelve in 2006.

On December 10, 2008, TOTAL, through its subsidiary Total Gas & Power Ltd, signed an LNG sale agreement with China National Offshore Oil Company (CNOOC). As part of this agreement, TOTAL is expected to supply CNOOC with up to 1 Mt/y of LNG starting in 2010. The gas supplied will come from the Group’s global LNG resources.

Middle East

In Qatar, pursuant to heads of agreement signed in February 2005, TOTAL signed purchase agreements in July 2006 for up to 5.2 Mt/y of LNG from Qatargas II (second train) over a 25-year period. This LNG is expected to be marketed principally in France, the UK and North America. In December 2006, TOTAL also concluded an agreement to acquire a 16.7% interest in the second train of Qatargas II. Start-up is expected in 2009.

In Yemen, TOTAL, through its subsidiary Total Gas & Power Ltd, signed an agreement in July 2005 with Yemen LNG Ltd (in which TOTAL has a 39.62% interest) to purchase 2 Mt/y of LNG over a 20-year period, beginning in 2009, to be delivered to the United States. The Yemen LNG project is expected to come onstream in the second quarter of 2009.

(1)	Gaztransport & Technigaz data.

Africa

In Nigeria, as part of the expansion of the Nigeria LNG plant (NLNG), in which TOTAL holds a 15% interest, Total Gas & Power Ltd signed an LNG purchase agreement for an initial 0.23 Mt/y over a 20-year period, to which an additional 0.9 Mt/y was added when the sixth train came onstream. The first deliveries under this agreement were received in January 2006.

As part of an additional NLNG expansion project to build a seventh LNG train with a capacity of approximately 8.5 Mt/y, TOTAL signed a purchase agreement in February 2007 for 1.375 Mt/y of LNG over a 20-year period. This agreement is subject to NLNG’s final investment decision for this new train.

TOTAL also acquired a 17% interest in the Brass LNG project in Nigeria in July 2006. This liquefaction project calls for the construction of two liquefaction trains, each with a capacity of 5 Mt/y. TOTAL signed a preliminary agreement with Brass LNG Ltd in July 2006 setting forth the principal terms of an agreement to purchase approximately one-sixth of the plant’s capacity over a 20-year period. This LNG would be delivered primarily to North America and Western Europe. The purchase agreement is subject to final investment decision for the Brass LNG project.

In Angola, TOTAL holds a 13.6% interest in Angola LNG, a project to construct a single-train liquefaction plant with a capacity of 5.2 Mt/y. The construction of this project began in December 2007 and LNG production is expected to start in 2012. As part of the Angola LNG project, TOTAL, through its subsidiary Total Gas & Power North America, signed a regasified natural gas purchase agreement in December 2007 for 13.6% of the quantities to be delivered to the Gulf LNG Clean Energy terminal in Mississippi in the United States.

Trading

After a period from 2001 to 2006, when Total Gas & Power Ltd was mainly involved in short-term trading on the LNG cargos market, this subsidiary began to receive cargos in 2007 under its long-term supply contracts in Nigeria and Norway. In 2008, Total Gas & Power Ltd purchased twelve contractual cargos and twenty-two spot cargos from Nigeria, Egypt, Equatorial Guinea, Abu Dhabi, Oman and Trinidad & Tobago. This mix of spot and term LNG purchases allows TOTAL to supply its principal clients over the world with gas, while retaining a certain degree of flexibility to react to market opportunities or unexpected fluctuations in supply and demand.

Liquefied Petroleum Gas

In 2008, TOTAL traded and sold 5.2 Mt of LPG (butane and propane) worldwide (compared to 5.2 Mt in 2007 and 5.8 Mt in 2006), including approximately 1.4 Mt in the Middle East and Asia, approximately 0.7 Mt in Europe on small coastal trading vessels and approximately 3 Mt on large vessels in the Atlantic and Mediterranean regions. Approximately 40% of these quantities comes from fields or refineries operated by the Group. LPG trading involved the use of seven time-charters and approximately sixty spot charters. In 2008, this activity represented approximately 9% of the worldwide seaborne LPG trade(1).

In January 2008, SALPG (South Asian LPG Limited), a company in which TOTAL holds a 50% interest, in partnership with Hindustan Petroleum Company Ltd, announced the start-up of commercial operations at the underground import and storage LPG terminal located in Visakhapatnam, on the east coast of India in the state of Andhra Pradesh. This terminal, the first of its kind in India, has a storage capacity of 60 kt.

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

The Taweelah A1 cogeneration plant in Abu Dhabi, in operation since May 2003, combines electricity generation and water desalination. It is owned and operated by Gulf Total Tractebel Power Cy, in which TOTAL has a 20% interest. The Taweelah A1 power plant currently has an overall power generation capacity of 1,430 MW and a water desalination capacity of 385,000 m3 per day. An additional development of 250 MW of capacity, under construction, is expected to enter into operation in the first half 2009.

Also in Abu Dhabi, TOTAL entered a partnership agreement in early 2008 with GDF Suez and Areva to propose the development of a nuclear power plant project, based on third generation EPR technology, to the local authorities at the appropriate time. The local authorities have launched a process to develop civil nuclear energy. This process includes the setting up of a national development organization and the

(1)	Poten & partners LPG in world markets 2008.

publication of a specific law for the use of nuclear energy. To this end, authorities look to international best practices and follow the rules of transparency set forth by the International Atomic Energy Agency while also relying on partnerships with countries employing nuclear power technologies, such as France, the United States, the UK and Japan. Currently, the authorities have not yet made a decision on this project. This project would provide TOTAL with an opportunity to enter the nuclear energy production sector, building on its historical presence in the Emirates.

TOTAL entered into a partnership with the Spanish company Abengoa Solar to participate in a bidding process launched by Abu Dhabi Future Energy Company (ADFEC) in 2008 as part of the MASDAR initiative to support new energies. This call for tenders concerns the construction of a concentrated solar thermal plant.

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

In Nigeria, TOTAL and its partner, the state-owned NNPC, are participating in two projects to construct gas-fired power generation units. These projects are part of the Nigerian government’s policy to develop power generation, stop gas flaring and privatize the power generation sector:

•

the Afam project, part of the SPDC (Shell Petroleum Development Company) joint venture in which TOTAL holds a 10% interest, concerns upgrading the Afam V power plant to increase its capacity to 276 MW and developing the Afam VI power plant, with a planned capacity of approximately 600 MW; and

•

the OML 58 project, part of the TEPNG (Total Exploration Production Nigeria) joint venture in which TOTAL holds a 40% interest (operator), concerns the development of a new 400 MW combined-cycle power plant near the city of Obite.

Renewable Energy

As part of its strategy to develop energy resources to complement oil and gas, TOTAL continued in 2008 to strengthen its positions in renewable energies, with a particular focus on solar-photovoltaic power where the Group has been present since 1983.

Solar-photovoltaic power

In solar-photovoltaic power (silicon-crystal technology), TOTAL is involved in upstream activities, with the manufacturing of photovoltaic cells, and, in downstream activities, with the marketing of solar panels.

In partnership with GDF Suez and IMEC (Interuniversity MicroElectronics Centre), TOTAL owns 47.8% of Photovoltech, a company specialized in manufacturing high-efficiency photovoltaic cells. This company, whose production capacity is 80 MWp/y, has invested 45 M€ to increase the overall production capacity of its Tierlemont plant (Tienen, Belgium) to 140 MWp/y early in 2010. In 2008, Photovoltech announced a new project to increase the production capacity of photovoltaic cells to 260 MWp/y at its Tierlemont site in 2012. Photovoltech sales rose to approximately 106 M€ in 2008, compared to 73 M€ in 2007 and 42 M€ in 2006.

In addition, TOTAL holds a 50% interest in Tenesol, in partnership with EDF. Tenesol, whose headquarters are located in Lyon (France), designs, manufactures, markets and operates solar-photovoltaic power systems. Tenesol’s consolidated sales were 193 M€ in 2008, compared to 133 M€ in 2007 and 134 M€ in 2006, the equivalent of selling production of approximately 61.3 MWp. Its principal markets are for network connections in France and in the French Overseas Territories, and it is also active in certain professional applications (telecommunications, oil and gas sites, etc.). Tenesol owns two solar panel manufacturing plants: Tenesol Manufacturing in South Africa, with an annual production capacity of 60 MWp; and Tenesol Technologies in the Toulouse region of France, which trebled its production capacity in 2008 from 17 MWp/y to 50 MWp/y.

Temasol, a wholly-owned subsidiary of Tenesol in Morocco since the transfer in 2008 of the respective shares of Total Maroc and EDF EDEV, focuses on decentralized rural electrification activities. Since its creation in 2001, approximately 25,500 households have been equipped by Temasol.

TOTAL is pursuing additional decentralized rural electrification activities by responding to calls for tenders from authorities in several countries. In South Africa, KES (Kwazulu Energy Services Company), of which TOTAL owns 35%, was awarded an initial program in the Kwazulu-Natal province in 2002; late in 2008, approximately 8,000 isolated homes were equipped with individual decentralized systems. In 2008, the program was extended to the Eastern Cape province with the objective to equip approximately 26,000 households. In Mali, Korayé Kurumba (TOTAL, 30%), a company specialized in decentralized service, operated decentralized power micro-networks and individual solar photovoltaic kits, with approximately 500 customers at the end of 2008. In Yemen and Indonesia, studies are underway related to decentralized rural electrification projects as part of commitments to support local populations.

On December 10, 2008, TOTAL acquired, as a core industrial shareholder, an interest in the share capital of the U.S. start-up Konarka, which is specialized in the development of third generation organic solar technologies. With a significant interest of slightly below 20%, TOTAL is Konarka’s principal shareholder.

As part of the Group’s contribution to the “Grenelle de l’environnement” program launched by the French government in 2008, TOTAL established a subsidiary, Total Énergie Solaire, to develop photovoltaic projects. Total Énergie Solaire’s primary objectives are to carry out demonstration projects for educational purposes and to display different photovoltaic solutions at the Group’s sites. The selection of five industrialized sites was finalized in 2008 (Pau, Lacq, Provence refinery, Sara refinery and Cray Valley Sorgues) with an overall installed capacity of between 2 MWp and 3 MWp and an investment of 15 M€ in 2008 and 2009.

In addition, TOTAL plans to build a plant in the Carling region in eastern France to manufacture silicon wafers for the photovoltaic industry in partnership with GDF Suez.

Wind power

TOTAL operates a wind farm in Mardyck (near its Flanders refinery, located in Dunkirk, France). Mardyck, commissioned in November 2003, has a capacity of 12 MW and produced approximately 29.5 GWh of electricity in 2008, compared to an annual average of 24.7 GWh from 2005 to 2007.

TOTAL has decided to dispose of certain of its wind farm projects.

Marine energy

In marine energy, TOTAL acquired a 10% interest in a pilot project located offshore Santona, on the northern coast of Spain, in June 2005. The construction of a first buoy, with a capacity of 40 kW, was completed and the buoy was put into the water in September 2008. This project is intended to assess the technical and economic potential of this technology.

With respect to tidal current energy, TOTAL held as of the end of 2007 a 24.9% interest in Scotrenewables Marine Power, located in the Orkney Islands in Scotland. Agreements bringing new partners into the company’s share capital were signed in January 2008. As a result, the Group’s participation was diluted to 16%. Scotrenewables Marine Power is developing tidal current energy converter technology. A 1/5 scale model is expected to be tested offshore in 2009. Construction of a full-scale prototype is scheduled for 2010.

Coal

For more than 25 years, TOTAL has exported steam coal from its mines located in South Africa, primarily to Europe and Asia. Today, TOTAL owns and operates three mines. A fourth mine is under construction and several mining development projects are being reviewed. The Group also trades and markets steam coal through its subsidiaries Total Gas & Power Ltd, Total Energy Resources (Pacific Basin) and CDF Énergie (France).

TOTAL sold approximately 8.4 Mt of coal worldwide in 2008 (compared to 10 Mt in 2007 and 9.2 Mt in 2006) of which 4.0 Mt was South African steam coal (compared to 4.7 Mt in 2007). Approximately 50% of the Group’s South African coal production was sold to European utility companies and approximately 40% was sold in Asia.

The Group’s South African coal is exported through the port of Richard’s Bay in which TOTAL has a 5.7% interest. In 2008, the Group and its partner Mmakau Mining acquired an additional 1 Mt/y of harbor handling rights through the interests they hold in the fifth phase of the port’s development. On the South African domestic market, sales amounted to 0.5 Mt in 2008, primarily destined for the industrial and metallurgic sectors.

Total Coal South Africa (TCSA) is developing new mines. The Forzando South mine, with a planned final capacity of 1.2 Mt/y, entered into production in 2007 and the Tumelo mine in January 2009. In 2007, TCSA became the majority shareholder of the Eloff mine, with a 51% interest.

TOTAL is also active in coal trading through its wholly-owned subsidiary Total Energy Resources (TER) in Hong Kong and through a representative office established in Jakarta. Approximately 34% of the 8.4 Mt of coal traded in 2008 was sold in Asia.

DME (Di-Methyl Ether)

After tests were successfully conducted on DME direct synthesis between 2001 and 2006, TOTAL and eight Japanese partners inaugurated on September 3, 2008, a DME production plant located in Niigata (Honshu Island, Japan). With a capacity of 80 kt/y, this plant produces DME from imported methanol and promotes this new generation clean fuel to Japanese consumers.

Within the consortium led by Volvo, TOTAL has been participating since 2008 in a “bio-DME” European project. DME would be produced by gasifying black liquor, a production residue from paper pulp. It will then be transported to four cities in Sweden, including Stockholm, to supply a pilot fleet of 14 trucks constructed by Volvo. This project is cofinanced by the partners in the consortium, the EU Seventh Framework Program and the Swedish Energy Agency. This preliminary step precedes production on an industrial scale.

In 2008, the Group’s Chinese subsidiary in charge of marketing LPG, Shanghai Total China Merchants LPG Consulting Co., Ltd (TOTAL, 50%), pursued its test program on mixed LPG and DME products in a sample of seventy-five industrial and individual customers. These tests confirmed the positive results achieved in laboratories in 2007. Continuation of the tests is now subject to regulations to be introduced by the Chinese authorities for these mixed products.

The ISO standardization process for DME, launched in 2007, continued in 2008 through an international working group established for this purpose.

Downstream

The Downstream segment comprises TOTAL’s Refining & Marketing and Trading & Shipping divisions.

Refining & Marketing

As of December 31, 2008, TOTAL’s worldwide refining capacity was 2,604 kb/d. The Group’s worldwide refined products sales were 3,658 kb/d (including trading activities), compared to 3,774 kb/d in 2007 and 3,682 kb/d in 2006. TOTAL is the largest refiner/marketer in Western Europe(1), and the largest marketer in Africa(2). As of December 31, 2008, TOTAL’s worldwide marketing network consisted of 16,425 retail stations (compared to 16,497 in 2007 and 16,534 in 2006), more than 50% of which are owned by the Group. In addition, TOTAL’s refineries allow the Group to produce a broad range of specialty products, such as lubricants, liquefied petroleum gas (LPG), jet fuel, special fluids, bitumen and petrochemical feedstock.

In refining, the Group continues to improve its position by focusing on three key areas: adapting its European refining system to market changes; modernizing its Port Arthur refinery (United States) with the construction of a deep-conversion unit; and pursuing the Jubail refinery project in Saudi Arabia.

Regarding its marketing activities, the Group intends to consolidate its position in Western Europe and to pursue targeted developments in Africa and the growing markets of the Asia-Pacific region, while also growing its worldwide specialty products activities.

Refining

As of December 31, 2008, TOTAL held interests in twenty-five refineries (including twelve that it operates), located in Europe, the United States, the French West Indies, Africa and China.

TOTAL’s refining capacity in Western Europe was 2,281 kb/d in 2008, accounting for more than 85% of the Group’s overall refining capacity and making TOTAL the leading refiner in this region(1). The Group operates eleven refineries in Western Europe, and holds interests in the German refinery of Schwedt and in four Spanish refineries through its holding in CEPSA(3).

In France, TOTAL announced in February 2009 its intention to sell its minority interest (40%) in Société de la Raffinerie de Dunkerque (SRD), a company specialized in the production of bitumen and basic oils, subject to the satisfaction of certain conditions precedent and to the consultation of the SRD works council.

In the United States, TOTAL operates the Port Arthur refinery in Texas, with a capacity of 174 kb/d.

In Africa, TOTAL holds interests in six refineries.

In China, TOTAL has held since 1997 a 22.4% interest in the WEPEC refinery, located in Dalian, in partnership with Sinochem and PetroChina.

Over the period from 2009 to 2013, TOTAL plans to invest on average more than 1.3 B€ per year in refining, excluding major turnarounds.

•	Nearly 40% of this investment is designated for two major construction projects: a deep-conversion unit in the United States, and a new refinery in Saudi Arabia.

(1)	Based on publicly available information, refining capacities.
(2)	PFC Energy September 2008, based on quantities sold.
(3)	Group’s share in CEPSA: 48.83% as of December 31, 2008.

At its Port Arthur refinery in the United States, TOTAL started the construction in 2008 of a deep-conversion unit (or coker), a vacuum distillation unit, a desulphurization unit and other associated units as part of a modernization project. This project is designed to process more heavy and high-sulphur crudes and to increase production of lighter products, in particular low-sulphur distillates. Start-up is expected in 2011.

In Saudi Arabia, TOTAL and Saudi Arabian Oil Company (Saudi Aramco) confirmed in May 2008 the construction of a 400 kb/d refinery in Jubail. The heavy conversion process for this refinery is designed for the processing of heavier crudes (Arabian Heavy) and for the production of fuels and lighter products that meet strict specifications and are mainly intended for export.

As part of this project, a joint venture initially held by Saudi Aramco (62.5%) and TOTAL (37.5%) was created in September 2008. TOTAL and Saudi Aramco eventually plan to each retain a 37.5% interest with the remaining 25% expected to be listed on the Saudi stock exchange, subject to the approval of the relevant authorities.

The bidding process for the construction of the project was launched in July 2008. Construction is expected to start in the third quarter 2009 for start-up in 2013.

•

Nearly 25% of this investment is designated to adapt TOTAL’s European refineries to changes in the oil market: shortage of diesel fuel in Europe; stricter fuel specifications; and an increased portion of supply consisting of high-sulphur crudes.

In the United Kingdom, the Lindsey refinery started the construction in June 2007 of a hydrodesulphurization unit (HDS) and a steam methane reformer (SMR) to process high-sulphur crudes and to increase its low-sulphur diesel production. The HDS unit is expected to be commissioned in late 2009 and is designed to increase the portion of high-sulphur crude that the plant can process from 10% to nearly 70%.

In Germany, the construction of a new desulphurization unit at the Leuna refinery started in 2008 and is scheduled to be commissioned in the fourth quarter 2009. This unit is designed to supply the German market with low-sulphur heating oil.

In France, the Group announced in March 2009 an industrial plan to adapt its refining base, primarily by reconfiguring the Normandy refinery and rescaling certain corporate departments at its Paris headquarters. The Normandy refinery project will shift the production emphasis to diesel, as oil consumption diminishes and gasoline surpluses increase in France. An investment program of approximately 770 M€ is intended to upgrade and reconfigure the facility, reducing its refining capacity to 12 Mt/y from 16 Mt/y. At the same time, the distillate hydrocracker (DHC) commissioned in 2006, which enables diesel production, will be upsized. These investments will lift the annual average diesel output by 10% and reduce surplus gasoline output by 60%. Implementation of this project, which is scheduled to be spread over three years, is subject to prior consultation with employee representatives.

•	Lastly, nearly 35% of this investment is designated for modernizing refining sites, improving safety and energy efficiency, and reducing environmental impact.

CEPSA has also been pursuing a program to invest in the improvement of its refineries’ conversion capacity to respond to growing demand for medium distillates on the Spanish market. The construction of a 2.1 Mt/y hydrocracker unit, two additional distillation units (one atmospheric and one vacuum) and a desulphurization unit is underway at the Huelva refinery, with start-up scheduled for early 2010.

2008 was marked by a high level of maintenance activity, with six refineries having undergone complete or partial turnarounds, compared to ten(1) in 2007 and three in 2006. In 2009, six refineries operated by the Group are scheduled for major turnarounds, spread throughout the year.

(1)	Including the Milford Haven refinery, in which the Group sold its entire 70% interest in December 2007.

Crude oil refining capacity

The table below sets forth TOTAL’s share of the daily crude oil refining capacity of its refineries.

As of December 31(a) (kb/d)	2008	2007	2006
Refineries operated by the Group
Normandy (France)	339	331	331
Provence (France)	158	158	158
Flandres (France)	137	141	141
Donges (France)	230	230	230
Feyzin (France)	117	117	116
Grandpuits (France)	101	101	99
Antwerp (Belgium)	350	350	350
Leuna (Germany)	230	227	227
Rome (Italy)(b)	64	63	64
Immingham (UK)	221	221	221
Milford Haven (UK)(c)	—	—	74
Vlissingen (Netherlands)(d)	81	81	81
Port Arthur, Texas (United States)	174	174	174
Sub-total	2,202	2,194	2,266
Other refineries in which the Group has an interest(e)	402	404	434
Total	2,604	2,598	2,700

(a)	For refineries not 100% owned by TOTAL, the indicated capacity represents TOTAL’s share of the overall refining capacity of the refinery.
(b)	TOTAL’s interest is 71.9%.
(c)	TOTAL’s interest was 70% as of December 31, 2006. Interest sold in 2007.
(d)	TOTAL’s interest is 55%.
(e)	TOTAL has interests ranging from 16.7% to 50% in thirteen refineries (six in Africa, four in Spain, one in Germany, one in Martinique and one in China). TOTAL disposed of its 55.6% interest in the Luanda refinery in Angola in 2007.

Refined products(a)

The table below sets forth by product category TOTAL’s net share of refined quantities produced at the Group’s refineries.

(kb/d)	2008	2007	2006
Gasoline	443	501	532
Avgas and jet fuel(b)	208	208	203
Diesel and heating oils	987	964	952
Heavy fuel oils	257	254	266
Other products	417	412	455
Total	2,312	2,339	2,408

(a)	Including TOTAL’s share in CEPSA.
(b)	Avgas, jet fuel and kerosene.

Utilization rate(a)

The table below sets forth the utilization rate of the Group’s refineries.

	2008	2007	2006
Crude	88%	87%	88%
Crude and other feedstock	91%	89%	91%

(a)	Including TOTAL’s share in CEPSA.

Marketing

TOTAL is one of the leading marketers in Western Europe.(1) The Group is also the largest marketer in Africa, with a market share of 11%.(2)

TOTAL markets a wide range of specialty products, which it produces from its refineries and other facilities. TOTAL is among the leading companies in the specialty products market(3), in particular for lubricants, liquefied petroleum gas (LPG), jet fuel, special fluids and bitumen, with products marketed in approximately 150 countries(4).

Sales of refined products(a)

The table below sets forth by geographic area TOTAL’s volumes of refined petroleum products sold for the years indicated.

(kb/d)	2008	2007		2006
France	822	846		837
Rest of Europe(a)	1,301	1,432		1,438
United States	147	162	(b)	160	(b)
Africa	279	286		274
Rest of world	171	167		153
Total excluding Trading	2,720	2,893	(b)	2,862	(b)
Trading (Balancing and Export Sales)	938	881		820
Total including Trading	3,658	3,774	(b)	3,682	(b)

(a)	Including TOTAL’s share in CEPSA.
(b)	Amounts are different from those in TOTAL’s 2007 and 2006 Forms 20-F due to a change in the calculation method for sales of the Port Arthur refinery.

(1)	Based on publicly available information, quantities sold. Portfolio: France, Benelux, United Kingdom, Germany, Italy, and, through CEPSA, Spain and Portugal.
(2)	PFC Energy September 2008, based on quantities sold.
(3)	Based on publicly available information, quantities sold.
(4)	Including through national distributors.

Retail stations

The table below sets forth by geographic area the number of retail stations in TOTAL’s network.

As of December 31,	2008		2007	2006
France	4,782	(a)	4,992	5,220
Rest of Europe (excluding France and CEPSA)	4,541		4,762	4,628
CEPSA(b)	1,811		1,680	1,672
Africa	3,500		3,549	3,562
Rest of world	1,791		1,514	1,452
Total	16,425		16,497	16,534

(a)	Of which nearly 2,400 retail stations are under the TOTAL brand, nearly 300 retail stations are under the Elf brand and more than 1,800 retail stations are under the Elan brand.
(b)	Including all retail stations within the CEPSA network.

Europe

In Europe, TOTAL has a network of 11,134 retail stations in France, Belgium, The Netherlands, Luxembourg, Germany, the United Kingdom, Italy, and, through its 48.83% interest in CEPSA, Spain and Portugal. TOTAL is among the leaders in Europe for fuel-payment cards, with approximately 3.4 million cards issued in more than twenty European countries.

In France, the TOTAL-branded network benefits from a wide number of retail stations and a diverse selection of products (such as the Bonjour convenience stores and car washes). Elf-branded retail stations offer quality fuels at prices that are particularly competitive. As of December 31, 2008, nearly 2,400 TOTAL-branded retail stations and 300 Elf-branded retail stations were operating in France. TOTAL also markets fuels at more than 1,800 Elan-branded retail stations, generally located in rural areas.

TOTAL launched, in the fall of 2008, a universal Visa® card entitling customers to immediate discounts on fuels in all French TOTAL-branded retail stations. The Group intends to strengthen its leadership(1) in the marketing of fuels in France by increasing the attractiveness of its network to its individual customers.

In 2008, TOTAL continued its efforts to optimize its marketing activities in Western Europe. In Portugal, TOTAL and CEPSA merged their oil marketing activities in 2008. The combined entity has a leading position on the Portuguese oil market with a market share of approximately 11%(1), a network of 300 retail stations and a strengthened position in the specialty products market. In Spain, the Group sold its LPG marketing activities in August 2008. In France and Germany, TOTAL continued a program initiated in 2007 to adapt and restructure its marketing activities to optimize its organization and to reduce operating costs.

In Central and Eastern Europe, the Group is developing its positions primarily through its specialty products. In 2008, TOTAL continued to expand its presence in the growing markets of Eastern Europe, in particular for lubricants. In September 2008, the Group finalized the acquisition of bitumen assets in Poland, strengthening its position in the rapidly growing market for bitumen in that country.

As of December 31, 2008, TOTAL had a network of more than 500 “AS24”-branded retail stations in twenty European countries specialized in the marketing of fuels to professional transporters. During the next few years, the AS24 network is expected to continue its growth and to expand to other countries in northern and southeastern Europe.

Africa & the Middle East

As of December 31, 2008, TOTAL is the leading marketer of petroleum products in the African continent, with a market share of 11%(2) and 3,500 retail stations in more than forty countries. The Group operates two major networks in South Africa and Nigeria. TOTAL also has a large presence in the Mediterranean Basin, principally in Turkey, Morocco and Tunisia. In the Middle East, the Group is primarily active in the specialty products market and is pursuing its growth strategy in the region, notably through the production and marketing of lubricants.

In 2008, the Group continued to strengthen its positions on the African continent. In November 2008, TOTAL entered into an agreement to acquire marketing and logistics assets in Kenya and Uganda. The transaction covers 165 retail stations, aviation product distribution as well as several logistics sites and a lubricant manufacturing plant. Subject to the approval of the relevant authorities, this agreement is expected to enable the Group to strengthen its position in Eastern Africa.

In August 2008, TOTAL disposed of its marketing activities in Rwanda, Burundi and Guinea-Bissau.

(1)	Based on publicly available information, quantities sold.
(2)	PFC Energy September 2008, based on quantities sold.

Asia-Pacific

As of December 31, 2008, TOTAL was present in nearly twenty countries in the Asia-Pacific region, primarily through its specialty products. The Group is also developing its position as a fuel distributor in the region, in particular in China, and operates two major networks, in Pakistan and the Philippines.

In China, the Group operated approximately 100 retail stations as of December 31, 2008, pursuant to two joint venture agreements signed in 2005 by TOTAL and Sinochem to develop a network of 500 retail stations in the Beijing and Shanghai areas.

In South Korea, TOTAL increased its interest in its subsidiary Total ISU Oil Co. Ltd to 100% early in 2008 by acquiring the interests of Isu Chemical Co. Ltd and at the same time announced the creation of a joint venture (TOTAL, 50%) with a South Korean company, S-Oil. This transaction is expected to make TOTAL a leading marketer of lubricants in South Korea.(1)

In India, the Group is pursuing the development of its specialty products activities. In September 2008, a joint venture (TOTAL, 50%) was created for bitumen activities to supply the Indian road industry in special and emulsion bitumen. Marketing under this joint venture started in December 2008.

In Vietnam, TOTAL acquired a company specialized in the marketing of LPG in December 2008. This transaction is expected to enable the Group to substantially strengthen its presence on the market.

Rest of world

In Latin America and the Caribbean, TOTAL is active in nearly twenty countries, primarily through its specialty products. In the Caribbean, the Group pursued the development of its marketing activities through the acquisition, in the second half 2008, of marketing and logistics assets in Puerto Rico, Jamaica and the Virgin Islands. This transaction covers approximately 200 retail stations, aviation product distribution and several terminals. The purchase of these assets is expected to strengthen TOTAL’s activities in the region.

In North America, TOTAL markets lubricants and, late in 2008, it expanded its presence in the United States by acquiring a company present in nearly twenty U.S. states.

The Group intends to accelerate the development of its specialty products activities in Russia and the Ukraine, two regions with significant potential for growth. Through the development of its presence in these markets in 2008, the Group has primarily targeted the growth of its lubricant sales.

Biofuels and hydrogen

Biofuels

TOTAL is active in the biodiesel and biogasoline biofuel sectors. In 2008, TOTAL consolidated its position as a leading oil and gas company in the European biofuels market(1) by producing and incorporating 790 kt of ETBE(2) at ten refineries(3) (compared to 710 kt in 2007 and 500 kt in 2006) and incorporating 1,470 kt of VOME(4) at fourteen European refineries and several storage sites (compared to 880 kt in 2007 and 420 kt in 2006).

TOTAL, in partnership with the leading companies in this area, is developing second generation biofuels derived from biomass. The Group is also participating in French, European and international bioenergy development programs.

In this framework, TOTAL announced in September 2008 its participation in Futurol, a research and development project for cellulosic bioethanol, which intends to perfect and promote on an industrial scale a production process involving hydrolisis of lignocellulosic biomass.

Hydrogen

In 2008, TOTAL continued its research and testing programs for fuel cell and hydrogen fuel technologies. For several years, TOTAL has been developing cooperation agreements for automotive applications (with BMW in 2006, Renault in 2003 and Delphi in 2001) and stationary applications (Electrabel and Idatech in 2004). Under its partnership with BVG, the largest public transport company in Germany and a bus operator in Berlin, TOTAL participated in the creation of a Center of Excellence for Hydrogen in Berlin.

TOTAL is also participating in the hydrogen technology platform launched by the European Commission and is a founding member of the industrial group created in 2007 to participate in the European Joint Technology Initiative to promote the development of hydrogen technology.

(1)	Based on publicly available information, quantities sold.
(2)	ETBE: Ethyl-Tertio-Buthyl-Ether.
(3)	Including the Algeciras and Huelva refineries (CEPSA).
(4)	VOME: Vegetable-Oil-Methyl-Ester.

Trading & Shipping

The Trading & Shipping division:

•	sells and markets the Group’s crude oil production;
•	provides a supply of crude oil for the Group’s refineries;
•	imports and exports the appropriate petroleum products for the Group’s refineries to be able to adjust their production to the needs of local markets;
•	charters appropriate ships for these activities; and
•	undertakes trading on various derivatives markets.

Although the Trading & Shipping division’s main focus is serving the Group, its know-how and expertise also allow this division to extend the scope of its activities beyond meeting the strict needs of the Group.

Trading & Shipping’s worldwide activities are conducted through various wholly-owned subsidiaries, including TOTSA Total Oil Trading S.A., Total International Ltd, Socap International Ltd, Atlantic Trading & Marketing Inc., Total Trading Asia Pte, Total Trading Canada Ltd, Total Trading and Marketing Canada L.P. and Chartering & Shipping Services S.A.

Trading

TOTAL is one of the world’s major traders of crude oil and refined products on the basis of volumes traded.

The table below sets forth selected information with respect to TOTAL’s worldwide sales and source of supply of crude oil for each of the last three years.

Supply and sales of crude oil

For the year ended December 31 (kb/d, except %)	2008	2007	2006
Supply of crude oil
Total supply	3,839	4,194	4,112
Production sold(a)(b)	1,365	1,502	1,473
Purchased from external suppliers	2,474	2,692	2,639
Production by the Group as a percentage of total supply	36%	36%	36%
Sales of crude oil
Total sales	3,839	4,194	4,112
Sales to Downstream segment(c)	1,995	2,042	2,074
Sales to external customers	1,844	2,152	2,038
Sales to external customers as a percentage of total sales	48%	51%	50%

(a)	Including condensates and natural gas liquids.
(b)	Including TOTAL’s proportionate share of the production of joint ventures.
(c)	Excluding share of CEPSA.

The Trading division operates extensively on physical and derivatives markets, both organized and over the counter. In connection with its trading activities, TOTAL, like most other oil companies, uses derivative energy instruments (futures, forwards, swaps, options) to adjust its exposure to fluctuations in the price of crude oil and refined products. These transactions are entered into with various counterparties. For additional information concerning Trading & Shipping’s derivatives, see Notes 30 and 31 to the Consolidated Financial Statements.

All of TOTAL’s trading activities are subject to strict internal controls and trading limits.

Throughout 2008, the Trading division maintained a level of activity similar to the levels attained in 2007 and 2006, trading physical volumes of crude oil and refined products amounting to an average of approximately 5 Mb/d.

In 2008, the principal market benchmarks stood at historically high levels of volatility:

		2008	2007	2006	min 2008		max 2008
Brent ICE Futures — 1st Line(a)	($/b)	98.52	72.67	66.11	36.61	(Dec 24)	146.08	(Jul 03)
Gasoil ICE Futures — 1st Line(a)	($/t)	920.65	637.8	580.4	402	(Dec 26)	1,325.25	(Jul 11)
VLCC Ras Tanura Chiba — BITR(b)	($/t)	24.09	13.93	14.52	11.16	(Nov 28)	45.49	(Jan 02)

(a)	1st line: Quotation for first month nearby delivery ICE Futures.
(b)	VLCC: Very Large Crude Carrier. Data estimated from BITR market quotations. BITR: Baltic International Tanker Routes.

Shipping

The Shipping division arranges the transportation of crude oil and refined products necessary for the Group’s activities. The Shipping division provides the wide range of shipping services required by the Group to develop its activities and maintains a rigorous safety policy. Like a certain number of other oil companies and shipowners, the Group uses freight rate derivative contracts in its shipping activity to adjust its exposure to freight-rate fluctuations.

In 2008, the Shipping division of the Group chartered 3,182 voyages to transport approximately 128 Mt of oil. As of December 31, 2008, the Group employed a fleet of sixty-two vessels chartered under long-term or medium-term agreements (including six LPG carriers). The fleet, consisting entirely of double-hulled vessels, has an average age of approximately five years.

While the beginning of the year was marked by relatively low freight-rate levels, the shrinkage in the freight market in 2008, particularly between the end of April and the beginning of August, led to historically high freight-rate levels.

On route TD3 (transportation of crude, Persian Gulf -Japan, VLCC), spot interest rates averaged WS209(1) between May and July (compared to an average of WS106 over the 2003-2007 period). Daily average income on TD3 from May to July exceeded $158,000/d (compared to approximately $61,000/d over the 2003- 2007 period). Consistent with past experience, freight rates for other ship sizes predominantly followed the trend recorded by VLCCs. Transport of petroleum products also benefited, to a lesser extent, from the general increase of freight rates.

These historically high freight-rate levels can be explained by several factors. Worldwide tanker fleet growth was moderate, notably with a reduction in size of the VLCC fleet during the first three quarters of the year (with zero overall growth in 2008) and a stagnation of the Suezmax fleet over the same period (weak growth in 2008). This is particularly due to the removal of single-hulled tankers from the fleet for conversion into dry bulks. The use of several VLCCs to store Iranian crude between June and August 2008 also limited the effective tonnage (40 Mb at the beginning of June, i.e., the equivalent of nearly twenty VLCCs).

In addition, demand for transport in 2008 remained strong, in particular during the summer months due to Saudi Arabia’s increased production as from July, which led to a growth in demand for crude transport, especially on long-haul VLCC flows from the Persian Gulf.

From the end of August 2008, market trends reversed. The decrease in global oil demand due to the global economic crisis led the OPEC countries to cut production, resulting in a decrease in crude transport demand. As offered tonnage levels increased and demand remained stable, the surplus in tonnage increased, leading to a drop in spot freight rates.

Chemicals

The Chemicals segment includes the Base Chemicals and Specialty Chemicals divisions:

•	Base Chemicals encompasses the Group’s petrochemicals and fertilizers activities; and

•	Specialty Chemicals encompasses the Group’s rubber processing, resins, adhesives and electroplating activities.

TOTAL is one of the world’s largest integrated chemical producers.(2)

On May 12, 2006, TOTAL’s shareholders approved the spin-off of Arkema, which, since October 1, 2004, included vinyl products, industrial intermediates and performance products. Arkema has been listed on Euronext Paris since May 18, 2006.

The Chemicals segment improved its safety performance in 2008 by focusing on on-the-job safety, safety management systems and major risk prevention.

(1)

WS (Worldscale rate): "Worldscale" refers to the "New Worldwide Tanker Nominal Freight Scale," an index intended to permit the comparison of freight rates for various size tanker routes. A particular route’s "Worldscale Rate" represents a voyage charter rate for a hypothetical 75,000 dwt tanker on such route, with Worldscale 100 representing the break-even cost for such a tanker on that route. Worldscale Rates are calculated in USD per ton of crude oil and are updated annually.

(2)	Based on publicly available information, consolidated sales.

Base Chemicals

The Base Chemicals division includes TOTAL’s Petrochemicals and Fertilizers activities.

2008 sales amounted to 13.18 B€, compared to 12.56 B€ in 2007 and 12.01 B€ in 2006. Adjusted net operating income decreased by 25% in 2008 compared to 2007, after an 11% decrease in 2007 compared to 2006. This change primarily reflects the fall in petrochemicals margins in the first half 2008 due to the significant increase in the price of naphtha and the decrease in sales volume of polymers stemming from the global economic slowdown. In petrochemicals, the Group’s operations in Qatar helped to offset the decrease in results in the mature markets of Europe and the United States. The Fertilizers activity benefited from a favorable environment and an improvement of its industrial operations, which contributed to the significant recovery of its results in 2008.

Petrochemicals

TOTAL’S PRODUCTION CAPACITIES BY

MAIN PRODUCT GROUPS AND REGIONS

	2008				2007	2006
(kt/y)	Europe	North America	Asia and Middle East(c)	Worldwide	Worldwide	Worldwide
Olefins(a)	5,085	1,195	1,005	7,285	7,175	7,035
Aromatics	2,665	940	755	4,360	4,335	4,255
Polyethylene	1,315	440	280	2,035	2,035	2,035
Polypropylene	1,275	1,180	295	2,750	2,575	2,420
Styrenics(b)	1,240	1,350	630	3,220	3,160	3,105

(a)	Ethylene, propylene and butadiene.
(b)	Styrene, polystyrene and elastomers (activity discontinued at the end of 2006).
(c)	Including minority interests in Qatar and 50% of Samsung-Total Petrochemicals capacities in Daesan (South Korea).

The Petrochemicals activities of Total Petrochemicals include base petrochemicals (olefins and aromatics) and their derivatives (polyethylene, polypropylene and styrenics).

TOTAL’s main petrochemicals sites are located in Belgium (Antwerp, Feluy), France (Gonfreville, Carling, Lavéra, Feyzin), the United States (Port Arthur, La Porte and Bayport in Texas and Carville in Louisiana), Singapore and China (Foshan). Most of these sites are either adjacent to or connected by pipelines to Group refineries. As a result, most of TOTAL’s petrochemicals activities are closely integrated within the Group’s refining operations.

TOTAL owns a 50% interest in the Daesan petrochemicals site in South Korea, in partnership with Samsung. This integrated site is located 400 km off the Chinese coast.

TOTAL also holds a 20% interest in a site with a steam cracker and two polyethylene units in Mesaieed, Qatar.

TOTAL has continued to strengthen its leadership positions in the industry by focusing on the following strategic areas:

•

In mature markets, TOTAL is improving the competitiveness of its sites notably through continued improvement of energy efficiency and industrial safety at its facilities. The reorganization plans of 2006 (approved) and 2009 (presented) for the Carling and Gonfreville sites in France are part of this strategy.

The first plan calls for the closing of a steam cracker and the styrene plant at Carling and the construction of a world-class(1) styrene plant at Gonfreville to replace the existing one on this site. Implementation of this plan is expected to be completed in the first half 2009.

In addition, the Group presented in March 2009 a second plan to upgrade its most efficient units and consolidate its petrochemicals competitiveness in France. As part of the project, approximately 230 M€€

(1)	Facilities ranking among the first quartile for production capacities based on publicly available information.

will be invested to bring to the most efficient level the energy efficiency and competitive strength of the steamcracker and high-density polyethylene (HDPE) unit in Gonfreville and to consolidate polystyrene production at the Carling facility. It will also lead to the closure of structurally loss-making units: a low-density polyethylene line in Carling in eastern France and a low-density polyethylene line and a polystyrene line in Gonfreville in northwestern France. This reorganization plan is also intended to improve the efficiency of support services and central services.

Furthermore, following the sole customer’s termination of the supply contract for the secondary butyl alcohol produced at the Notre-Dame-de-Gravenchon facility in northwestern France, this dedicated facility will have to be closed. Implementation of this project is subject to prior consultation with employee representatives.

Finally, debottlenecking operations conducted in 2008 at the Feluy (Belgium), La Porte and Port Arthur (Texas, United States) sites are expected to strengthen the competitiveness of these sites.

•

In Asia, the principal growth area for demand for petrochemicals, Samsung-Total Petrochemicals Co. Ltd completed in 2008 the first modernization phase of the Daesan site in South Korea. This major development increased the site’s initial production capacity by nearly one-third by expanding the steam cracking and styrene units, by building a new polypropylene line in 2007 and by starting up a new metathesis(1) plant in 2008. The project was completed on time and on budget.

•

In May 2008, the project to build a paraxylene plant in Saudi Arabia was confirmed by both partners, TOTAL and Saudi Aramco. This project, carried out in cooperation with the Group’s Refining & Marketing division, is expected to lead to the construction of a world-class(2) paraxylene plant to supply the Asian market. Start-up of this project is scheduled for 2013.

•	TOTAL continues to develop sites in countries with favorable access to raw materials.

In Qatar, where the Group has been present since 1974 through its 20% interest in Qapco, TOTAL’s 49% affiliate Qatofin is building an ethane-based steam cracker at Ras Laffan, with a production capacity of 1.3 Mt, and a new world-class(2) linear low-density polyethylene plant in Mesaieed.

These two units are scheduled to come onstream in the second half 2009. In addition, Qapco’s existing steam cracker in Mesaieed was debottlenecked and its production capacity brought to 720 kt/y in August 2007. Qapco expects to build a new low-density polyethylene unit whose commissioning is scheduled in 2011.

Pursuant to the contract signed in July 2007, TOTAL is continuing its partnership with Sonatrach, the Algerian national oil company, to build a petrochemicals site in Arzew (Algeria). The project includes an ethane-based steam cracker with a production capacity of 1.1 Mt, two polyethylene units and a monoethylene glycol production unit. This world-class(2) project, with favorable access to one of the last particularly competitive sources of relevant raw materials, is ideally located to supply Europe, the Americas and Asia.

In addition, TOTAL inaugurated in October 2008 a pilot MTO plant (Methanol to Olefins) at its Feluy site (Belgium). This research project, one of the Group’s most important research projects, is intended to assess, on a semi-industrial scale, the technical and economical feasibility of producing olefins from methanol derived from natural gas, as well as from coal and biomass, and to consider new methods to produce polyolefins.

On all of TOTAL’s petrochemicals sites, the progress realized in 2008 with respect to industrial security and environmental protection was in-line with the Group’s annual objectives.

Base petrochemicals

Base petrochemicals include olefins and aromatics produced by steam cracking petroleum cuts, mainly naphtha, as well as propylene and aromatics manufactured in the Group’s refineries. The economic environment for these activities is strongly influenced by supply and demand and the evolution of the price of naphtha, the principal raw material used.

2008 was marked by highly volatile commodity prices combined with a decrease of demand due to the global economic slowdown.

Olefins production decreased by 2% in 2008 compared to 2007, after a 2% increase in 2007 compared to 2006.

Polyethylene

Polyethylene is a plastic produced by the polymerization of ethylene manufactured in the Group’s steam crackers. It is primarily intended for the packaging, automotive, food, cable and pipe markets. Margins are strongly influenced by the level of demand and by competition from expanding production in the Middle East, which takes advantage of favorable access to the raw material, ethane, to produce ethylene.

(1)	Conversion of ethylene and butene into propylene.
(2)	Facilities ranking among the first quartile for production capacities based on publicly available information.

2008 was marked by the global economic slowdown and strong decline in mature regions (Europe and the United States). TOTAL’s sales volume dropped by 9% in 2008 compared to 2007 and margins shrank. This pressure on margins is expected to persist during the upcoming years due to competition from new plants in the Middle East and Asia. In this context, TOTAL intends to focus on lowering the break-even points in its plants and strengthening its efforts to better differentiate its range of products.

Polypropylene

Polypropylene is a plastic produced by the polymerization of propylene manufactured in the Group’s steam crackers and refineries. It is primarily intended for the automotive, packaging, carpet, household, appliances, fibers and sanitary goods markets. Margins are mainly influenced by the level of demand and the availability and price of propylene.

2008 was marked by a decline of the polypropylene market, notably in Europe and in the United States, with TOTAL’s sales volume having decreased by 4% compared to 2007. Taking into account increased competition in the years to come from the start-up of new plants in the Middle East, TOTAL benefits from plants whose industrial performance, both in Europe and the United States, places the Group among the industry’s leaders. In this regard, TOTAL successfully achieved capacity increases of 60 kt/y in Feluy (Belgium) and 110 kt/y in La Porte (Texas, United States) in 2008.

Styrenics

This business activity includes the production of styrene and polystyrene. Most of the styrene manufactured by the Group is used to produce polystyrene, a plastic principally used in packaging, domestic appliances, electronics and audio-video. Margins are strongly influenced by the level of polystyrene demand and the price of benzene, which is polystyrene’s principal raw material.

After a slight rise in world demand in 2007, the polystyrene market decreased in 2008, marked by a sharp decline of demand in mature zones and a net slowdown of growth in Asia, notably in China. After two years of slight increases, TOTAL’s polystyrene sales volume decreased by 7% in 2008 compared to 2007.

Fertilizers

Through its subsidiary GPN, TOTAL manufactures and markets nitrogen fertilizers made from natural gas. Margins are strongly influenced by the price of natural gas.

2008 was marked by the significant recovery of GPN’s results. GPN’s sales increased by 47% in 2008 compared to 2007, after a 20% rise in 2007. The rise in global demand for cereals was reflected in a growth of nearly 5% of fertilizer demand in Europe compared to 2007. Improved production of the ammonia plants at Grandpuits and Rouen (France) enabled GPN to take advantage of this favorable environment.

In 2006, the Fertilizers activity launched a major restructuring plan to restore its profitability on a long-term basis:

•

GPN stopped its production in France of complex fertilizers, made from nitrogen, phosphorus and potassium products, due to the declining market for these products, and closed its plants in Bordeaux, Basse Indre, Rouen and Granville. In addition, TOTAL sold its Dutch affiliate, Zuid Chemie, to Engrais Rosier, in which the Group holds a 57% share, to create a more competitive player in the Benelux market.

•

The Fertilizers activity’s core business, the production of nitrogen fertilizers, was strengthened through a major investment in the construction of two competitive nitric acid plants in Rouen and a urea plant in Grandpuits. Start-up of these plants is expected in the first half 2009. This additional urea production is expected to position GPN on the growing markets for DENOX products for industrial applications and Adblue for transportation applications. These products contribute to reducing nitrogen oxide emissions.(1)

•	In France, the Oissel site and three obsolete nitric acid units in Rouen and Mazingarbe are expected to shut down during 2009.

This plan is expected to improve the competitiveness of GPN by regrouping its operations at three sites, two of which feature a production capacity greater than the European average, as market perspectives remain satisfactory in the medium term.

Specialty Chemicals

TOTAL’s Specialty Chemicals division includes rubber processing (Hutchinson), resins (Cray Valley, Sartomer and Cook Composites & Polymers), adhesives (Bostik)

and electroplating (Atotech). The division serves consumer and industrial markets for which customer-oriented marketing and service as well as innovation are

(1)	Nitrogen oxide’s emissions are noxious to the environment and subject to regulation.

key drivers. The Group markets specialty products in more than fifty-five countries. Its strategy is to pursue its international expansion by combining internal growth and targeted acquisitions while concentrating on growing markets and focusing on the distribution of new products with high added value.

In 2008, Specialty Chemicals faced a difficult environment due to the economic slowdown in the United States and Europe. In this adverse environment, Specialty Chemicals’ sales decreased by 4% compared to 2007. Adjusted net operating income decreased by 18% compared to 2007.

Rubber processing

Hutchinson manufactures and markets products derived from rubber processing that are principally intended for the automotive, aerospace and defense industries and consumer markets.

•

In the industrial market (automotive, aerospace, defense and transports), Hutchinson, among the industry’s leaders(1), intends to provide its customers with innovative solutions in the domains of fluid transfer, water and airtightness, transmission, mobility and vibration, sound and thermal insulation.

Globally, Hutchinson’s 2008 sales remained at a level similar to 2007 despite an uneven environment for its various activities. Automotive’s sales decreased by 6% compared to 2007 in an increasingly challenging environment, both in North America and in Europe, due to the difficulties faced by the automotive industry. In the other industrial markets, sales increased by more than 15% in 2008 compared to 2007 due to strong demand from the defense industry in the United States and from the aerospace and railway industries in Europe. To strengthen its position in the aerospace industry, Hutchinson acquired late in 2008 a company specialized in the expanding carbon fiber industry.

Throughout 2008, Hutchinson continued to develop in expanding markets, primarily Eastern Europe, South America and China, relying notably on the sites launched in 2006 in Romania (Brasov), Poland (Lodz) and China (Suzhou). To further this strategic objective, Hutchinson is expected to open a new site in Tunisia in 2009.

•	The consumer market is essentially oriented towards two ranges of products: baby care (Nuk® and Tigex®) and household specialties (Mapa® and

Spontex®). These activities depend highly on the level of household consumption. Despite the adverse effects of the economic slowdown that began mid-2008, the baby care sector and the household specialties sector continued to grow in 2008. The purchase of Gerber®’s baby care products in 2008 is expected to consolidate Hutchinson’s leading position(1) in this activity by strengthening its presence in the Western Hemisphere, notably in the United States, Canada and Brazil.

Resins

TOTAL produces and markets resins for adhesives, inks, paints, coatings and structural materials through three subsidiaries: Cray Valley, Sartomer, and Cook Composites & Polymers.

Since the middle of 2007, this sector was affected by the slowdown of the U.S. economy. This trend continued in 2008. The decrease in volumes extended to Europe from the middle of 2008. Sales decreased by 9% in 2008 compared to 2007, after a 4% decrease in 2007.

In 2008, Cray Valley continued to streamline its European production.

Cook Composites & Polymers, through its affiliate Composite One, strengthened its composite materials distribution activities in the United States.

In the first quarter 2008, Sartomer started its new plant in Nansha, southern China, to pursue its development in growing markets.

Adhesives

Bostik is one of the world leaders in its sector, based on sales(2), with leading positions in the industrial, hygiene, construction and consumer and professional distribution markets.

In 2008, sales decreased by 6% compared to 2007 but remained relatively stable (-1%) at constant exchange rates.

These results in an adverse economy confirm Bostik’s strategy of strengthening its position in the industrial market, which has been less affected than the construction industry, and continuing its development in growing markets, especially in the Asia-Pacific region.

As a result, new production units were commissioned in China (Zhuhai) and Australia (Sydney).

(1)	Based on publicly available information, consolidated sales.
(2)	Based on publicly available information.

Furthermore, Bostik is actively pursuing its program for innovation and is focusing notably on new products and applications contributing to sustainable development.

Electroplating

Atotech, which encompasses TOTAL’s electroplating activities, is the second largest company in this sector, based on worldwide sales(1). It is active in both the electronics and general metal finishing markets.

The electroplating activities faced a slowdown at the end of 2008 that affected the general metal finishing market,

influenced by the difficulties faced by the automotive industry and the electronics industry. Sales decreased by 4% in 2008 compared to 2007.

During this period of economic slowdown, Atotech intends to pursue a full-service strategy for its customers in terms of equipment, chemical products and global geographical coverage through its technical centers. Major research will continue, notably to bring new solutions that meet the strictest environmental requirements. Finally, Atotech intends to continue its development in Asia, which represents more than 50% of its global sales.

Other Matters

Various factors, including certain events or circumstances discussed below, have affected or may affect TOTAL’s business and results.

Exploration and production legal considerations

TOTAL’s exploration and production activities are conducted in many different countries and are therefore subject to an extremely broad range of regulations. These cover virtually all aspects of exploration and production activities, including matters such as leasehold rights, production rates, royalties, environmental protection, exports, taxes and foreign exchange rates. The terms of the concessions, licenses, permits and contracts governing the Group’s ownership of oil and gas interests vary from country to country. These concessions, licenses, permits and contracts are generally granted by or entered into with a government entity or a state-owned company and are sometimes entered into with private owners. These arrangements usually take the form of concessions or production sharing agreements.

The oil concession agreement remains the traditional model for agreements entered into with States: the oil company owns the assets and the facilities and is entitled to the entire production. In exchange, the operating risks, costs and investments are the oil company’s responsibility and it agrees to remit to the relevant State, usually the owner of the subsoil resources, a production-based royalty, income tax, and possibly other taxes that may apply under local tax legislation.

The production sharing contract (PSC) involves a more complex legal framework than the concession agreement: it defines the terms and conditions of production sharing and sets the rules governing the cooperation between the company or consortium in possession of the license and the host State, which is generally represented by a state-owned company. The latter can thus be involved in operating decisions, cost accounting and production allocation.

The consortium agrees to undertake and finance all exploration, development and production activities at its own risk. In exchange, it is entitled to a portion of the production, known as “cost oil”, the sale of which should cover all of these expenses (investments and operating costs). The balance of production, known as “profit oil”, is then shared in varying proportions, between the company or consortium, on the one hand, and with the State or the state-owned company, on the other hand.

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

In some countries, TOTAL has also signed contracts called “contracts for risk services” which are similar to production sharing contracts, with the main difference being that the repayment of expenses and the compensation for services are established on a monetary basis. Current contracts for risk services are backed by a compensation agreement (buyback), which allows TOTAL to receive part of the production equal to the cash value of its expenses and compensation.

Hydrocarbon exploration and production activities are subject to public authorizations (permits), which can be

(1)	Based on publicly available information.

different for each of these activities. These permits are granted for limited periods of time and include an obligation to return a large portion, in case of failure the entire portion, of the permit area at the end of the exploration period.

TOTAL is required to pay income tax on income generated from its production and sales activities under its concessions or licenses. In addition, depending on the country, TOTAL’s production and sale activities may be subject to a range of other taxes, fees and withholdings, including special petroleum taxes and fees. The taxes imposed on oil and gas production and sale activities may be substantially higher than those imposed on other businesses.

The legal framework of TOTAL’s exploration and production activities, established through concessions, licenses, permits and contracts granted by or entered into with a government entity, a state-owned company or, sometimes, private owners, is subject to certain risks which in certain cases can diminish or challenge the protections offered by this legal framework.

Industrial and environmental considerations

TOTAL’s activities involve certain industrial and environmental risks which are inherent in the production of products that are flammable, explosive or toxic. Its activities are therefore subject to government regulations concerning environmental protection and industrial safety in most countries. More specifically, in

Europe, TOTAL operates industrial sites that meet the criteria of the European Union Seveso II directive for classification as high-risk sites. Other sites operated by TOTAL in other parts of the world involve similar risks.

The broad scope of TOTAL’s activities, which include drilling, oil and gas production, on-site processing, transportation, refining, petrochemicals activities, storage and distribution of petroleum products, production of base chemical and specialty products, involve a wide range of operational risks. Among these risks are those of explosion, fire or leakage of toxic products. In the transportation area, the type of risks depends not only on the hazardous nature of the products transported, but also on the transportation methods used (mainly pipelines, maritime, river-maritime, rail, road), the volumes involved, and the sensitivity of the regions through which the transport passes (population density, environmental considerations).

Most of these activities involve environmental risks related to emissions into the air, water or soil and the creation of waste, and also require environmental site remediation and closure and decommissioning after production is discontinued.

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

TOTAL’s activities in the Chemicals segment and the Refining & Marketing division may also have health, safety and environmental risks related to the overall life cycle of the products manufactured. These risks can arise from the intrinsic characteristics of the products involved, which may, for example, be flammable, toxic, or result in long-term environmental impacts such as greenhouse gas emissions. Risks of facility contamination and off-site impacts may also arise from emissions and discharges resulting from processing or refining, and from recycling or disposing of materials and wastes at the end of their useful life.

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

•

The Large Combustion Plant Directive, a directive which limits certain emissions from large combustion plants, including sulfur dioxide, nitrogen oxides and particulates; this directive became effective in 2008.

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
•

The Framework Directive on Waste Disposal is intended to ensure that waste is recovered or disposed of without endangering human health and without using processes or methods that could unduly harm the environment. Numerous related directives regulate specific categories of waste. In November 2008, the Framework Directive on Waste Disposal was partially modified by the Directive on Waste 2008/98, which features more precise definitions and stronger provisions. This directive is expected to completely enter into force and replace the Framework Directive and certain other directives by 2010.

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

•

Adopted and effective in 2003, a comprehensive framework water directive has begun progressively replacing the numerous existing directives with a comprehensive set of requirements, including additional regulations obligating member countries to classify all water courses according to their biological, chemical and ecological quality; and to completely ban the discharges of approximately thirty toxic substances by 2017.

•

Numerous directives regulating the classification, labeling and packaging of chemical substances and their preparation as well as restricting and banning the use of certain chemical substances and products. The EU Member States, the European Commission and the European Chemical Agency in

Copenhagen are still in the process of implementing a new system for Registration, Evaluation and Authorization of Chemicals (REACH) which replaces or complements the existing rules in this area. REACH was adopted in June 2006 and will require the registration of up to 100,000 chemicals, including intermediaries and polymers. Detailed economic studies have shown that implementing this regulation is expected to involve significant costs and administrative burden.

•

In March 2004, the European Union adopted a Directive on Environmental Liability. This directive was transposed into EU Member State national legislations in 2007 and 2008, and in France in August 2008. The directive seeks to implement a strict liability approach for damage to biodiversity from high-risk operations.

•

Directives implementing the Aarhus Convention concerning public information rights and certain public participation rights in a variety of activities affecting the environment were adopted in January and May 2003, respectively.

•

In November 2008, the European Commission adopted an environmental protection directive which obliges EU Member States to provide for criminal penalties in respect of serious infringements of EC law. Member States must transpose this directive into their national legislation by December 26, 2010.

In the United States, where TOTAL’s operations are less extensive than in Europe, TOTAL is also subject to significant environmental and safety regulation. Of particular relevance to TOTAL’s lines of business are:

•

The Comprehensive Environmental Response, Compensation, and Liability Act (also known as CERCLA or Superfund), under which waste generators, former and current site owners and operators, and certain other parties can be held jointly and severally liable for the entire cost of remediating active, abandoned or non-operating sites contaminated by releases of hazardous substances regardless of fault or the amount of hazardous substances sent to a site. The U.S. Environmental Protection Agency has authority under Superfund to order responsible parties to clean up contaminated sites and may seek recovery of the government’s response costs from responsible parties. States have similar legal authority to compel site investigations and cleanups and to recover costs from responsible parties. The U.S. government and states may also sue responsible parties for injuries to natural resources (e.g., rivers and wetlands) arising from contamination.

•	National and international maritime oil spill laws, regulations and conventions, including the Oil

Pollution Act of 1990, which imposes significant oil spill prevention requirements, spill response planning obligations, ship design requirements (including in certain instances double hull requirements), operational restrictions and spill liability for tankers and barges transporting oil, offshore oil platform facilities and onshore terminals.

•

The Clean Air Act and its regulations, which require, among other measures: stricter phased-in fuel specifications and sulphur reductions; enhanced emissions controls and monitoring at major sources of volatile organic compounds, nitrogen oxides, and other specific and hazardous air pollutants; stringent pollutant emission limits; construction and operating permits for major sources at chemical plants, refineries, marine and distribution terminals and other facilities; and risk management plans for the handling and storage of hazardous substances.

•

The Clean Water Act, which regulates the discharge of wastewater and other pollutants from both onshore and offshore operations and, among other measures, requires industrial facilities to obtain permits for most surface water discharges, install control equipment and treatment systems, implement operational controls, and preventative measures, including spill prevention and control plans and practices to control stormwater runoff.

•

The Resource Conservation and Recovery Act (RCRA), which regulates the generation, storage, handling, treatment, transportation and disposal of hazardous waste and imposes corrective action requirements on regulated facilities requiring investigation and remediation of potentially contaminated areas at these facilities.

Other significant U.S. environmental legislation includes the Toxic Substances Control Act, which regulates the development, testing, import, export and introduction of new chemical products into commerce and the Emergency Planning and Community Right-to-Know Act, which requires emergency planning and spill notification as well as public disclosure of chemical usage and emissions. In addition, the Occupational Safety and Health Act, which imposes workplace safety and health, training and extensive process safety standards to reduce the risks of chemical exposure and injury to employees, has a significant impact on U.S. operations due to the comprehensive nature of its regulations which directly affect numerous aspects of refinery and chemical plant operations.

Environmental regulation of industrial activities in the United States is extensive at both the federal and state levels. One area of particular focus for the U.S. government is emissions of greenhouse gases (primarily carbon dioxide) and their effect on the Earth’s climate. Although emissions of carbon dioxide from industrial processes are not currently regulated, it appears increasingly likely that the U.S. government will, in the future, seek to impose restrictions on greenhouse gas emissions from industrial sources, institute a greenhouse gas cap and trade system for large industrial facilities, or otherwise regulate emissions of carbon dioxide as a criteria pollutant under the Clean Air Act.

Proceedings instituted by governmental authorities are pending or known to be contemplated against certain U.S.-based subsidiaries of TOTAL under applicable environmental laws that could result in monetary sanctions in excess of $100,000. No individual proceeding is, nor are the proceedings as a group, expected to have a material adverse effect on TOTAL’s consolidated financial position or profitability.

Risk evaluation

Prior to developing their activities and then on a regular basis during the operations, business units evaluate the related industrial and environmental risks, taking into account the regulatory requirements of the countries where these activities are located.

On sites with significant technological risks, analyses are performed for new developments, updated in case of planned significant modifications of existing equipment, and periodically re-evaluated. To harmonize these analyses and reinforce risk management, TOTAL has developed a group-wide methodology which is being implemented progressively throughout the sites it operates. In France, all the sites that meet the criteria of the European Union Seveso II directive are developing Risk Management Plans pursuant to the French law of July 30, 2003. Each of these plans will introduce various urban planning measures to reduce risks to urban environments surrounding industrial sites. The texts implementing these aspects of the law of July 30, 2003 were published at the end of 2005 and during 2006.

Similarly, environmental impact studies are done prior to any industrial development with a thorough initial site analysis, taking into account any special sensitivities and plans to prevent and reduce the impact of accidents. These studies also take into account the impact of the activities on the local population, based on a common methodology. In countries where prior authorization and supervision is required, the projects are not undertaken without the authorization of the relevant authorities according to the studies they are provided with.

For new products, risk characterizations and evaluations are performed. Furthermore, life cycle analyses for related risks are performed on certain products to study all the stages of a product’s life cycle from its conception until the end of its useful life.

TOTAL’s entities actively monitor regulatory developments to comply with local and international rules and standards for the evaluation and management of industrial and environmental risks.

The Group’s environmental contingencies and asset retirement obligations are addressed in Note 19 to the Consolidated Financial Statements. Future expenses related to asset retirement obligations are accounted for in accordance with the principles described in paragraph Q of Note 1 to the Consolidated Financial Statements.

Risk management

Risk evaluations lead to the establishment of management measures that are designed to minimize the risks of accidents and to limit their consequences and environmental impacts. These measures concern the equipment design itself, the reinforcement of safety devices, the design of structures to be built and the protection against the consequences of environmental events. Risk evaluations may be accompanied, on a case-by-case basis, by an evaluation of the cost of risk control and impact reduction measures.

TOTAL is working to minimize industrial and environmental risks inherent to its activities by putting in place performance procedures and quality, safety and environmental management systems, as well as by moving towards obtaining certification for or assessment of its management systems (including International Safety Rating System, ISO 14001, European Management and Audit Scheme), by performing detailed inspections and audits, training staff and heightening awareness of all the parties involved, and by an active investment policy.

More specifically, following up on the 2002-2005 plan, an action plan was defined for the 2006-2009 period. This plan is focused on two initiatives for improvement: reducing the frequency and seriousness of on-the-job accidents and strengthening the management of industrial risks. The results related to reducing on-the-job accidents are in line with goals, with a significant decrease in the rate of accidents (with or without time-lost) per million hours worked by nearly 75% between the end of 2001 and the end of 2008. In terms of industrial risks, this plan’s initiatives include specific organization and behavioral plans as well as plans to minimize risks at source and increase safety for people and equipment use.

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

As part of its efforts to reduce greenhouse gases and combat climate change, in December 2006 the Group committed to reducing gas flaring at its Exploration &

Production sites by 50% compared to 2005 volumes by 2012. By the end of 2009, the Group intends to obtain ISO 14001 certification for all of its sites that it considers particularly important to the environment (as of today, 80% of such sites are so certified). More than 250 of the Group’s sites worldwide are certified ISO 14001. These activities are monitored through periodic, coordinated reporting by all Group entities.

The Group believes that, according to its current estimates, contingencies or liabilities related to health, safety and environmental concerns would not have a material impact on its consolidated financial situation, its cash flow or its income. Due to the nature of such concerns, however, it is impossible to predict whether additional future commitments or liabilities could have a material adverse effect on the Group’s activities.

Asbestos

Like many other industrial groups, TOTAL is involved in claims related to occupational diseases caused by asbestos exposure. The circumstances described in these claims generally concern activities prior to the beginning of the 1980s, long before the adoption of more comprehensive bans on the new installation of asbestos-containing products in most of the countries where the Group operates (January 1, 1997 in France). The Group’s various activities are not particularly likely to lead to significant exposure to asbestos-related risks, since this material was generally not used in manufacturing processes, except in limited cases. The main potential sources of exposure are related to the use of certain insulating components in industrial equipment. These components are being gradually eliminated from the Group’s equipment through asbestos-elimination plans that have been underway for several years. However, considering the long period of time that may elapse before the harmful results of exposure to asbestos arise (up to 40 years), TOTAL anticipates that claims may be filed in the years to come. Asbestos-related issues have been subject to close monitoring in all branches of the Group. As of December 31, 2008, the Group estimates that the ultimate cost of all asbestos-related claims paid or pending is not likely to have a material adverse effect on the financial situation of the Group.

Oil and gas exploration and production operations

Oil and gas exploration and production require high levels of investment and are associated with particular risks and opportunities. These activities are subject to risks related specifically to the difficulties of exploring underground, to the characteristics of hydrocarbons and to the physical characteristics of an oil or gas field. Of risks related to oil and gas exploration, geologic risks are the most important.

For example, exploratory wells may not result in the discovery of hydrocarbons, or in amounts that would be insufficient to allow for economic development. Even if an economic analysis of estimated hydrocarbon reserves justifies the development of a discovery, the reserves can prove lower than the estimates during the production process, thus adversely affecting the economic development.

Almost all the exploration and production activities of TOTAL are accompanied by a high level of risk of loss of the invested capital due to the risks related to economic or political factors detailed hereafter. It is impossible to guarantee that new resources of crude oil or of natural gas will be discovered in sufficient amounts to replace the reserves currently being developed, produced and sold to enable TOTAL to recover the capital it has invested.

The development of oil and gas fields, the construction of facilities and the drilling of production or injection wells require advanced technology in order to extract and exploit fossil fuels with complex properties over several decades. The deployment of this technology in such a difficult environment makes cost projections uncertain. TOTAL’s activities can be limited, delayed or cancelled as a result of numerous factors, such as administrative delays, particularly in terms of the host states’ approval processes for development projects, shortages, late delivery of equipment and weather conditions, including the risk of hurricanes in the Gulf of Mexico. Some of these risks may also affect TOTAL’s projects and facilities further down the oil and gas chain.

Economic or political factors

The oil sector is subject to domestic regulations and the intervention of governments or state-owned companies in such areas as:

•	the award of exploration and production interests;
•	authorizations by governments or by a state-controlled partner, especially for development projects, annual programs or the selection of contractors or suppliers;
•	the imposition of specific drilling obligations;
•	environmental protection controls;
•	control over the development and abandonment of a field causing restrictions on production;
•	calculating the costs that may be recovered from the relevant authority and what expenditures are deductible from taxes; and
•	possible, though exceptional, nationalization, expropriation or reconsideration of contract rights.

The oil industry is also subject to the payment of royalties and taxes, which may be high compared with those imposed with respect to other commercial activities and which may be subject to material modifications by the governments of certain countries.

Substantial portions of TOTAL’s oil and gas reserves are located in certain countries which may be considered politically and economically unstable. These reserves and the related operations are subject to certain additional risks, including:

•	the establishment of production and export limits;
•	the compulsory renegotiation of contracts;
•	the expropriation or nationalization of assets;
•	risks relating to changes of local governments or resulting changes in business customs and practices;
•	payment delays;
•	currency exchange restrictions;
•	depreciation of assets due to the devaluation of local currencies or other measures taken by governments that might have a significant impact on the value of activities; and
•	losses and impairment of operations due to armed conflicts, civil unrest or the actions of terrorist groups.

TOTAL, like other major international oil companies, has a geographically diverse portfolio of reserves and operational sites, which allows it to conduct its business and financial affairs so as to reduce its exposure to such political and economic risks. However, there can be no assurance that such events will not adversely affect the Group.

Regulations concerning Iran and Sudan

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

In November 1996, the Council of the European Union adopted regulations which prohibit TOTAL from complying with any requirement or prohibition based on or resulting directly or indirectly from certain enumerated legislation, including ILSA. It also prohibits TOTAL from extending its waiver for South Pars to other activities.

In each of the years since the passage of ILSA (now ISA) until 2007, TOTAL made investments in Iran (excluding South Pars) in excess of $20 million. TOTAL’s activities in

Iran are currently limited mainly to the implementation of two buyback contracts signed between 1995 and 1999 for two permits on which the Group is no longer the operator. As a result, TOTAL’s involvement consists essentially in being reimbursed for its past investments. In 2008, TOTAL’s production in Iran was 8.8 kboe/d, approximately 0.4% of the Group’s worldwide production. TOTAL does not believe that its activities in Iran have a material impact on the Group’s results.

In the future, TOTAL may decide to invest amounts in excess of $20 million per year in the country. TOTAL cannot predict interpretations of or the implementation policy of the U.S. government under ISA with respect to its possible future activities in Iran. It is possible that the United States may determine that these or other activities constitute activity prohibited by ISA and will subject TOTAL to sanctions. TOTAL does not believe that enforcement of ISA, including the imposition of the maximum sanctions under the current applicable law and regulations would have a material negative effect on its results of operations or financial condition.

France and the European Union have adopted measures, based on United Nations Security Council resolutions, that restrict the movement of certain individuals and goods to or from Iran as well as certain financial transactions with Iran, in each case when such individuals, goods or transactions are related to nuclear proliferation and weapons activities or likely to contribute to their development. As currently applicable, the Group believes that these measures do not cover TOTAL’s activities and projects in this country.

TOTAL has no active business in Sudan. TOTAL has no oil or gas production in Sudan and, to date, has not made any significant investments or industrial investments there.

TOTAL holds a 32.5% interest in Block B in southern Sudan through a 1980 Exploration and Production Sharing Agreement (EPSA). Operations were voluntarily suspended in 1985 because of escalating security concerns, but the company maintained its exploration rights.

The EPSA was revised, effective December 21, 2004, and provided that the parties (the Government of Sudan and the consortium partners) would mutually agree upon a resumption date when the petroleum operations could be undertaken physically in the contract area. Such resumption date would mark the starting point of the Group’s work obligations as foreseen in the contract. A joint decision on the resumption date has not occurred yet.

If TOTAL were to resume its activities in southern Sudan, it would do so in compliance with applicable national, European and international laws and regulations, as well as with the Group’s Code of Conduct and Ethics Charter. Within the Group’s scope of operations and authority, it is committed to upholding human rights and fundamental freedoms, including social, economic and cultural rights, and the rights and interests of local residents, minorities and any other vulnerable groups. In particular, the Group will study the situation with non-governmental organizations and stakeholders involved in southern Sudan and conduct socio-economic programs adapted to the needs of the local population. Significant programs were launched at the end of 2008 in the fields of access to potable water, social infrastructures and schools with two international non-governmental organizations present in the region.

Certain U.S. states have adopted legislation requiring state pension funds to divest themselves of investments in any company with active business operations in Iran or Sudan. On December 31, 2007, the U.S. Congress adopted the Sudan Accountability and Divestment Act, which supports these state legislative initiatives. If TOTAL’s activities in Iran or Sudan were determined to fall within the prohibited scope of these laws, and TOTAL were to not qualify for exemptions provided by such laws, certain U.S. state pension funds holding interests in TOTAL may be required to sell their interests. If significant, such sales could have an adverse effect on TOTAL’s share price.

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

In this regard, the major international oil companies in competition with TOTAL are ExxonMobil, Royal Dutch Shell, Chevron and BP. As of December 31, 2008, TOTAL ranked fifth among these companies in terms of market capitalization.(1)

(1)	Source: Reuters.

Insurance and risk management

Organization

TOTAL has its own insurance and reinsurance company, Omnium Insurance and Reinsurance Company (OIRC). OIRC is integrated into the Group’s insurance management and is used as a centralized global operations tool for covering the Group’s risks. It allows the Group to implement its worldwide insurance program in compliance with the various regulatory environments in the countries where the Group operates.

Some countries require the purchase of insurance from a local insurance company. If the local insurer accepts to cover the subsidiary of the Group in compliance with its worldwide insurance program, OIRC requests a retrocession of the covered risks from the local insurer. As a result, OIRC negotiates reinsurance contracts with the subsidiaries’ local insurance companies, which transfer most of the risk to OIRC. When a local insurer covers the risks at a lower level than that defined by the Group, OIRC provides additional coverage so as to standardize coverage throughout the Group.

At the same time, OIRC negotiates a reinsurance program at the Group level with mutual insurance companies for the oil industry and commercial reinsurers. OIRC permits the Group to better manage price variations in the insurance market by taking on a greater or lesser amount of risk corresponding to the price trends in the insurance market.

In 2008, the net amount of risk retained by OIRC after reinsurance was 50 M€ per property/business interruption insurance claim and 60 M€ per third party liability insurance claim.

Risk and insurance management policy

In this context, the Group risk and insurance management policy is to work with the relevant internal department of each subsidiary to:

•	define scenarios of major disaster risks (estimated maximum loss);
•	assess the potential financial impact on the Group in case these disasters should occur;
•	help in implementing measures to limit the probability of the event and the extent of the occurrences of such events; and
•	manage the level of risk from such events to be either covered internally by the Group or to be transferred to the insurance market.

Insurance policy

The Group has worldwide third party liability and property insurance coverage for all its subsidiaries. These programs are contracted with first-class insurers (or reinsurers and mutual insurance companies of the oil industry through OIRC).

The amounts insured depend on the financial risks defined in the disaster scenarios and the coverage terms offered by the market (available capacities and price conditions).

More specifically, for:

•

Third party liability insurance: since the maximum financial risk cannot be evaluated by a systematic approach, the amounts insured are based on market conditions and industry practice, in particular, the oil industry. The insurance cap in 2008 for general and product liability was $800 million.

•

Property damage and business interruption: the amounts insured by sector and by site are based on estimated costs and reconstruction scenarios under the estimated maximum loss scenarios and on insurance market conditions. The Group subscribed for business interruption coverage in 2008 for its main refining and petrochemical sites.

For example, for the highest estimated risks of the Group (main European refineries), the limit of indemnity was $1.4 billion in 2008.

Deductibles for property damages fluctuate between 0.1 M€ and 10 M€ depending on the level of risk, and are borne by the subsidiary. For business interruption, they represent 60 days.

Other insurance contracts are bought by the Group in addition to property damage and third party liability coverage, mainly for car fleets, credit insurance and employee benefits. These risks are entirely underwritten by outside insurance companies.

The above-described policy is given as an example of past practice over a certain period of time and cannot be considered as representative of future conditions. The Group’s insurance policy may be changed at any time depending on the market conditions, specific circumstances and on management’s assessment of the risks incurred and the adequacy of their coverage. The Group cannot guarantee that it will not suffer any uninsured loss.

Organizational Structure

TOTAL S.A. is the parent company of the TOTAL Group. As of December 31, 2008, there were 721 consolidated subsidiaries, of which 622 were fully consolidated, 12 were proportionately consolidated and 87 were accounted for under the equity method. For a list of the principal subsidiaries of the Company, see Note 35 to the Consolidated Financial Statements.

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

Overview

TOTAL’s results are generally affected by a variety of factors, including changes in crude oil and natural gas prices as well as refining and marketing margins, which are all generally expressed in dollars, and in exchange rates, particularly the value of the euro compared to the dollar. Higher crude oil and natural gas prices generally have a positive effect on the income of TOTAL, since its Upstream oil and gas business benefits from the resulting increase in revenues realized from production. Lower crude oil and natural gas prices generally have a corresponding negative effect. The effect of changes in crude oil prices on TOTAL’s Downstream activities depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. In the past several years, until the fourth quarter of 2008 when prices dropped sharply, TOTAL has benefited from a sharp increase in crude oil and natural gas prices, which have been offset in part by a significant weakening of the dollar relative to the euro (despite a more recent strengthening of the dollar) as TOTAL reports its results in euros. TOTAL’s results are also significantly affected by the costs of our activities, in particular related to exploration and production, and by the outcome of our strategic decisions with respect to cost reduction efforts in the current period of significant economic uncertainty. TOTAL’s results are also affected by general economic and political conditions and changes in governmental laws and regulations, as well as by the impact of decisions by OPEC on oil and gas prices. For more information, see “Item 3. Key Information — Risk Factors” and “Item 4. Information on the Company — Other Matters”.

Following the spin-off of Arkema in May 2006, the 2006 income statement figures for the Group and the Chemicals segment (with the exception of the Group’s net income), as well as the return on average capital employed (ROACE)(1) for the Chemicals segment, have been recalculated pursuant to IFRS to exclude contributions from the activities of Arkema to the Chemicals segment. The Arkema spun-off activities are treated as “discontinued operations”, the results of which are presented on the corresponding line in the income statement.

(1)	ROACE = adjusted net operating income divided by average capital employed. For more information on ROACE, see “— Results 2006-2008 — Business Segment Reporting” below and Note 2 to the Consolidated Financial Statements included elsewhere herein.

2006-2008 results

TOTAL’s net income (Group share) was 10,590 M€ in 2008 compared to 13,181 M€ in 2007. The 20% decrease in net income in 2008 compared to 2007 was mainly due to the negative after-tax impact of prices on inventory valuation (-3.8 B€), due to the sharp drop in oil prices in the last quarter of 2008. Other factors contributing to the variation in net income in 2008 compared to 2007 consisted mainly of: the weaker dollar (-0.8 B€); special items (-0.5 B€); higher Upstream costs (-0.5 B€); lower production (-0.5 B€); less favorable results from U.S. refining, mainly due to a less favorable business environment and hurricanes (-0.2 B€); a less favorable environment in the Chemicals business (-0.2 B€); the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger (-0.1 B€); and a decrease in income from equity affiliates in the Downstream segment, mainly due to losses incurred through TOTAL’s participation in Wepec, its affiliate for refining in China (-0.1 B€). These negative impacts were partially offset by the positive impacts of higher hydrocarbon prices (+3.5 B€) and a more favorable Downstream business environment (+0.6 B€).

The 12% increase in TOTAL’s net income (Group share) in 2007 compared to 2006 was mainly due to the positive after-tax impact of prices on inventory valuation (+1.7 B€), the overall more favorable environment (+0.6 B€), production growth in the Upstream segment (+0.6 B€) and growth and productivity plans in the Downstream and Chemicals segments (+0.3 B€), which were partially offset by the negative impacts of the weaker dollar (-1.0 B€), higher costs in the Upstream and Downstream segments (-0.4 B€), increased exploration expense (-0.3 B€) and the higher net cost of net debt for the Group (-0.1 B€ ).

The Group’s expenditures(1) in 2008 were 13,640 M€ compared to 11,722 M€ in 2007 and 11,852 M€ for 2006. Included in the 2008 expenditures are 1,022 M€ of acquisitions reflecting mainly the acquisitions of Synenco in Canada and Goal in The Netherlands, the acquisition of a 60% stake in the Bemolanga permit in Madagascar and payments for new permits and contract extensions in Nigeria and Libya. Included in the 2007 expenditures are approximately 0.2 B€ of acquisitions related primarily to new permits. In 2006, expenditures included approximately 0.8 B€ for acquisitions, principally Ichthys LNG and Tahiti.

Divestments in 2008 amounted to 2,585 M€ compared to 1,556 M€ in 2007 and 2,278 M€ in 2006. Divestments in 2008 included asset sales of 1,451 M€, consisting mainly of the sale of Sanofi-Aventis shares. The 2007 divestments included Upstream assets in Canada, the UK and Norway and Downstream assets in the UK, as well as the sale of shares representing 0.4% of Sanofi- Aventis in the fourth quarter. In 2006, divestments included the sale of Upstream assets in the United States and in France as well as the reimbursement of carried investments on Akpo in Nigeria and the sale of non-strategic financial assets.

In each of the three years, the main source of funding for expenditures was cash from operating activities.

Outlook

In the Upstream segment, TOTAL benefits from the high-quality of its portfolio. Production start-ups for several major projects planned for 2009 include Akpo in Nigeria, Yemen LNG and Qatargas II. In addition, engineering studies for the next wave of major projects that are expected to be launched between 2009 and 2010 are ongoing, notably for Egina in Nigeria, Laggan Tormore in the UK North Sea, Shtokman in Russia, Ichthys in Australia and certain heavy oil projects in Canada. The Group seeks to maintain its technical costs at one of the lowest levels among the major oil and gas companies, which it considers one of its competitive advantages in a weaker oil market environment. In addition, TOTAL is continuing with its efforts to improve the reliability of its facilities and to emphasize safety throughout its operations.

In the Downstream and Chemicals segments, the Group will define the necessary changes needed to adapt its industrial assets to new trends in market demand. At the same time, major construction projects are continuing, notably for the modernization of the Port Arthur refinery in the United States, the Jubail refinery project in Saudi Arabia and the start-up of the Qatofin cracker in Qatar.

The 2009 budget for capital expenditures, which is comparable to the 2008 budget, is approximately 14 B€(2), with 75% of it allocated to the Upstream segment.

TOTAL is actively seeking to reduce the cost of its projects by reviewing contractual terms, technical plans and project timing. The Group has implemented company-wide productivity plans to reduce costs and to lower breakeven points for its operations.

In an environment marked by significant economic weakness, TOTAL continues to adhere to its strategy of strict financial discipline and is committed to taking the actions necessary to adapt and rebalance its industrial assets. TOTAL believes that a solid financial base should

(1)	Expenditures include intangible assets and property, plant and equipment additions; acquisitions of subsidiaries, net of cash acquired; investments in equity affiliates and other securities; and increases in non-current loans.
(2)	Including net investments in equity affiliates and non-consolidated companies, excluding acquisitions, based on €1 = $1.30 for 2009.

allow the company to pursue a sustained investment program to prepare for the long term, while also maintaining good profitability, its dividend policy and a net-debt-to-equity ratio around 25-30%. In addition, the Company plans to continue to progressively divest its Sanofi-Aventis shares over the short to medium term to give the Group a certain amount of financial flexibility to adapt its financial resources to its growth and dividend strategies.

Since the beginning of 2009, the price of Brent has traded around $45 per barrel. Additional production cuts announced by OPEC may better balance existing supply to the currently weakened market demand.

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

Successful efforts method of oil and gas accounting

The Group follows the successful efforts method of accounting for its oil and gas activities. The Group’s oil and gas reserves are estimated by the Group’s petroleum engineers in accordance with industry standards and SEC regulations. In December 2008, the SEC published a revised set of rules for the estimation of reserves. These revised rules will be used for the 2009 year-end estimation of reserves, and have not been used in the determination of reserves for the year-end 2008. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Accordingly, these estimates do not include probable or possible reserves. Estimated oil and gas reserves are based on available reservoir data and prices and costs in the accounting period during which the estimate is made and are subject to future revision. The Group reassesses its oil and gas reserves at least once a year on all its properties.

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

The successful efforts method, among other things, requires that the capitalized costs for proved oil and gas properties (which include the costs of drilling successful wells) be amortized on the basis of reserves that are produced in a period as a percentage of the total estimated proved reserves. The impact of changes in estimated proved reserves is dealt with prospectively by amortizing the remaining book value of the asset over the expected future production. If proved reserve estimates are revised downward, earnings could be affected by higher depreciation expense or an immediate write-down of the property’s book value. Conversely, if the oil and gas quantities were revised upwards, future per-barrel depreciation and depletion expense would be lower.

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

The effect pensions had on results of operations, cash flow and liquidity is fully set out in Note 18 to the Consolidated Financial Statements. Net employee benefit expense in 2008 amounted to 232 M€ and the Company’s contributions to pension plans were 855 M€.

Differences between projected and actual costs and between the projected return and the actual return on plan assets routinely occur and are called actuarial gains and losses.

The Group applies the corridor method to amortize its actuarial losses and gains. This method amortizes the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation, and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

The unrecognized actuarial losses of pension benefits as of December 31, 2008, were 953 M€ compared to 160 M€ for 2007. The increase in unrecognized actuarial losses is explained by actuarial losses due to a decrease in the value of plan assets that were partially offset by an increase in discount rates in 2008. As explained above, pension accounting principles allow that such actuarial losses be deferred and amortized over future periods, in the Company’s case a period of 15 years.

While the Company has not completed its calculations for 2009, it is considering a decreased weighted-average expected return on pension plan assets for the year (6.13% compared to the 2008 rate of 6.60%), due to a change in the pension assets allocation as of December 31, 2008, that was partially offset by an increase in discount rates in 2008. The Company does not believe that it will be significantly modifying its discount rate in the near future.

The Company’s estimates indicate that a 1% increase or decrease in the expected rate of return on pension plan assets would have caused a 66 M€ decrease or increase, respectively, in the 2008 net periodic pension cost. The estimated impact on expense of the amortization of the unrecognized actuarial losses of 953 M€ as of December 31, 2008, is 99 M€ for 2009, compared to 20 M€ in 2008.

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

Results 2006-2008

As of and for the year ended December 31, (M€ , except per share data)	2008	2007	2006
Sales(a)	179,976	158,752	153,802
Net income (Group share)	10,590	13,181	11,768
Diluted earnings per share	4.71	5.80	5.09
Investments	13,640	11,722	11,852
Divestments	2,585	1,556	2,278
Cash flow from operating activities	18,669	17,686	16,061

(a)	Pursuant to IFRS 5, excludes contributions from Arkema in 2006.

Group Results 2008 vs. 2007

Unprecedented volatility marked the 2008 oil market environment. In the first part of the year, the price of Brent crude climbed rapidly toward $150/b. In the second part of the year, the global economy suffered a sharp slowdown, which contributed to driving Brent down to a new low for the year of $35/b in December. The average Brent oil price in 2008 increased by 34% to $97.30/b from $72.40/b in 2007, and its price averaged $55/b for the fourth quarter of 2008. Refining margins also increased in 2008, with the European refining margin indicator used by TOTAL’s management (TRCV) up 16% to $37.80/t from $32.50/t in 2007. The Chemicals environment weakened in 2008 compared to 2007, turning sharply negative at year-end due to decreasing demand resulting from the global economic slowdown. While the dollar lost 7% of its value against the euro during 2008, with the average dollar/euro exchange rate being $1.47/€ in 2008 compared to $1.37/€ in 2007, it did gain 14% against the euro during the fourth quarter.

TOTAL’s consolidated sales increased by 13% to 180.0 B€ in 2008 from 158.8 B€ in 2007.

TOTAL’s net income (Group share) was 10,590 M€ in 2008 compared to 13,181 M€ in 2007. The 20% decrease in net income in 2008 compared to 2007 was mainly due to the negative after-tax impact of prices on inventory valuation (-3.8 B€), due to the sharp drop in oil prices in the last quarter of 2008. Other factors contributing to the decrease in net income in 2008 compared to 2007 consisted mainly of: the weaker dollar (-0.8 B€); special items (-0.5 B€); higher Upstream costs (-0.5 B€); lower production (-0.5 B€); less favorable results from U.S. refining, mainly due to a less favorable business environment and hurricanes (-0.2 B€); a less favorable environment in the Chemicals business (-0.2 B€ ); the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger

(-0.1 B€); and a decrease in income from equity affiliates in the Downstream segment, mainly due to losses incurred through TOTAL’s participation in Wepec, its affiliate for refining in China (-0.1 B€). These negative impacts were partially offset by the positive impacts of higher hydrocarbon prices (+3.5 B€) and a more favorable Downstream business environment (+0.6 B€).

The effective tax rate for the Group was 56.3% in 2008 compared to 55.6% in 2007 due primarily to the relatively higher comparative weight of the Upstream segment in the Group’s results.

In 2008, the Group bought back 27.6 million of its shares(1) for 1,339 M€. The number of fully-diluted shares at December 31, 2008, was 2,235 million compared to 2,265 million at December 31, 2007.

Diluted earnings per share, based on 2,247 million fully-diluted weighted-average shares, decreased by 19% to €4.71 in 2008 from €5.80 in 2007.

Group Results 2007 vs. 2006

The average oil market environment in 2007 was marked by higher oil prices, with the average Brent oil price increasing 11% to $72.40/b from $65.10/b in 2006. Refining margins also increased in 2007, with the European refining margin indicator used by TOTAL’s management (TRCV) up 12% to $32.50/t from $28.90/t in 2006. The environment for Chemicals weakened in 2007 compared to 2006, essentially due to the negative impact on petrochemical margins from the rapid increase in the price of naphtha late in 2007. The average dollar/euro exchange rate was $1.37/€ in 2007 compared to $1.26/€ in 2006, an 8% decline in the value of the dollar.

TOTAL’s consolidated sales increased by 3% to 158.8 B€ in 2007 from 153.8 B€ in 2006.

(1)	Includes 2.8 million shares purchased to cover restricted share grants pursuant to the decision of the Board on September 9, 2008.

TOTAL’s net income (Group share) was 13,181 M€ in 2007 compared to 11,768 M€ in 2006. The 12% increase in net income in 2007 compared to 2006 was mainly due to the positive after-tax impacts of prices on inventory valuation (+1.7 B€), the overall more favorable environment (+0.6 B€), growth in the Upstream segment (+0.6 B€) and growth and productivity plans in the Downstream and Chemicals segments (+0.3 B€), which were partially offset by the negative impacts of the weaker dollar (-1.0 B€), higher costs in the Upstream and Downstream segments (-0.4 B€), increased exploration expense (-0.3 B€) and the higher net cost of net debt for the Group (-0.1 B€ ).

The effective tax rate for the Group was 56% in 2007, stable compared to 56% in 2006. The Upstream segment had a comparable relative weight in the results of both years.

In 2007, the Group bought back 32.4 million of its shares(1) for 1,787 M€. The number of fully-diluted shares at December 31, 2007, was 2,265 million compared to 2,285 million at December 31, 2006.

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

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors, mainly in the United States, and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory value in the income statement is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO method and the replacement cost method. The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s audited consolidated financial statements, see Note 4 to the Consolidated Financial Statements.

In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income which are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

For further discussion on the calculation of net operating income and the calculation of ROACE, see Note 2 to the Consolidated Financial Statements.

(1)	Includes 2.4 million shares purchased to cover restricted share grants pursuant to the decision of the Board on July 17, 2007.

Upstream results

(M€)	2008	2007	2006
Non-Group sales	24,256	19,706	20,782
Operating income(a)	23,468	19,503	20,307
Equity in income (loss) of affiliates and other items	1,541	1,330	1,211
Tax on net operating income	(14,563)	(11,996)	(12,764)
Net operating income(a)	10,446	8,837	8,754
Adjustments affecting net operating income	278	12	(45)
Adjusted net operating income(b)	10,724	8,849	8,709
Investments	10,017	8,882	9,001
Divestments	1,130	751	1,458

ROACE	36%	34%	35%

(a)	For the definition of operating income and net operating income, see Note 2 to the Consolidated Financial Statements.
(b)	Adjusted for special items. See Notes 2 and 4 to the Consolidated Financial Statements.

2008 vs. 2007

Upstream segment sales (excluding sales to other segments) were up 23% to 24,256 M€ in 2008 compared to 19,706 M€ in 2007, reflecting higher average hydrocarbon prices, which more than offset the impacts of the decrease of the dollar compared to the euro and a decrease in production.

TOTAL’s average liquids price realization in 2008 increased 32% to $91.1/b from $68.9/b in 2007, in line with the increase in the average Brent price of oil, which was $97.3/b in 2008 compared to $72.4/b in 2007. TOTAL’s average natural gas price realization increased 37% to $7.38/MBtu in 2008 from $5.40/MBtu in 2007.

For 2008, adjusted net operating income for the Upstream segment increased 21% to 10,724 M€ compared to 8,849 M€ in 2007. The increase in adjusted net operating income was mainly due to the positive impacts of the price of hydrocarbons (+3.5 B€) partially offset by the negative impacts of the weaker dollar (-0.6 B€), lower production (-0.5 B€) and higher production costs (-0.5 B€).

The exclusion of special items (which in 2008 comprised principally an asset impairment of 171 M€ on the Joslyn project and the net impact of contract renegotiations of 106 M€) had a positive impact of 278 M€ on adjusted net operating income for the Upstream segment in 2008 compared to a positive impact of 12 M€ in 2007 (comprised principally of asset impairments of 93 M€ largely offset by capital gains of 89 M€).

ROACE for the Upstream segment increased to 35.9% in 2008 from 33.6% in 2007. The increase was mainly due to adjusted net operating income having increased more than the average level of capital employed, which was principally due to higher hydrocarbon prices.

In 2008, Upstream net operating income amounted to 10,446 M€ (for 2007, 8,837 M€) from operating income of 23,468 M€ (for 2007, 19,503 M€), with the difference resulting primarily from taxes on net operating income of 14,563 M€ (11,996 M€ in 2007), partially offset by income from equity affiliates and other items of 1,541 M€ (1,330 M€ in 2007).

Oil and gas production in 2008 averaged 2,341 kboe/d compared to 2,391 kboe/d in 2007. This 2% decrease was due to the negative impacts of the price effect (-2%)(1), unscheduled shutdowns (-2.5%, mainly on the Elgin Franklin field in February, the Bruce and Alwyn fields in the summer and the Al Jurf field from April to the end of December 2008, as described in Item 4 of this Annual Report) and changes in the portfolio (-1%) partially offset by the positive impact of underlying production growth (+3.5%, primarily from production ramp-ups and start-ups of major TOTAL-operated projects, including Dolphin, Rosa, Jura and Dalia, net of the normal decline on existing fields). Underlying production growth in 2008, excluding the price effect and changes in the portfolio, was +1%.

The Group’s proved reserves at December 31, 2008, remained steady at 10,458 Mboe compared to 10,449 Mboe at December 31, 2007. At the 2008 average rate of production, these reserves represent approximately 12 years of production.

See “Item 4. Information on the Company — Exploration & Production — Reserves” for a table showing changes in proved reserves by year and “Supplemental Oil and Gas Information (Unaudited)” contained elsewhere herein for additional information on proved reserves, including tables showing changes in proved reserves by region.

(1)	The “price effect” refers to the impact of hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.

Total expenditures of the Upstream segment increased by 13% to 10,017 M€ in 2008 from 8,882 M€ in 2007. In 2008, expenditures mainly included the following projects: Kashagan in Kazakhstan; Akpo, Usan and OML 58 in Nigeria; Pazflor, Angola LNG and Tombua Landana in Angola; Ekofisk in Norway; the Mahakam zone in Indonesia; the Alwyn zone in the United Kingdom; Moho Bilondo in the Republic of Congo and Anguille in Gabon.

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

For 2007, adjusted net operating income for the Upstream segment increased 2% to 8,849 M€ compared to 8,709 M€ in 2006. The increase in adjusted net operating income was mainly due to the positive impacts of the more favorable environment (+0.75 B€) and growth (+0.6 B€) which were for the most part offset by the negative impacts of the weaker dollar (-0.65 B€), higher production costs (-0.3 B€ ) and increased exploration expense (-0.25 B€).

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

Oil and gas production in 2007 averaged 2,391 kboe/d compared to 2,356 kboe/d in 2006. This 1.5% increase was due to the positive impact of underlying production growth (+5%, primarily from production ramp-ups and start-ups of major TOTAL-operated projects, including Dalia, Rosa and Dolphin), partially offset by the negative impacts of the price effect, OPEC quota reductions and shutdowns in the Niger delta because of security issues (-2%), of changes in the Group’s portfolio, mainly the termination of a concession in Dubai (-1%), and of the May 2007 fire on the Nkossa platform in Congo (-0.5%).

The Group’s proved reserves at December 31, 2007 decreased 6% to 10,449 Mboe from 11,120 Mboe at December 31, 2006. At the 2007 average rate of production, these reserves represent approximately 12 years of production. Changes in 2007 proved reserves were primarily due to the sale of 16.7% of Sincor to PDVSA and other divestments (-4%), the price effect (-2%) and production over the year 2007 (-1.5%), which were only partially offset by new additions from successful exploration and business developments (+2%).

See “Item 4. Information on the Company — Exploration & Production — Reserves” for a table showing changes in proved reserves by year and “Supplemental Oil and Gas Information (Unaudited)” contained elsewhere herein for additional information on proved reserves, including tables showing changes in proved reserves by region.

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

Downstream results

(M€)	2008	2007	2006
Non-Group sales	135,524	119,212	113,887
Operating income(a)	826	4,824	3,372
Equity in income (loss) of affiliates and other items	(158)	284	384
Tax on net operating income	(143)	(1,482)	(1,125)
Net operating income(a)	525	3,626	2,631
Adjustments affecting net operating income	2,044	(1,091)	153
Adjusted net operating income(b)	2,569	2,535	2,784
Investments	2,418	1,875	1,775
Divestments	216	394	428

ROACE	20%	21%	23%

(a)	For the definition of operating income and net operating income, see Note 2 to the Consolidated Financial Statements.
(b)	Adjusted for special items and the inventory valuation effect. See Notes 2 and 4 to the Consolidated Financial Statements.

2008 vs. 2007

Downstream segment sales (excluding sales to other segments) increased 14% to 135,524 M€ in 2008 compared to 119,212 M€ in 2007.

In 2008, refined product sales averaged 3,658 kb/d, down 3% from 3,774 kb/d in 2007. 2008 refinery throughput decreased slightly to 2,362 kb/d from 2,413 kb/d in 2007. The refinery utilization rate for 2008 based on crude throughput was 88% (91% based on crude and other feedstock) compared to 87% (89% based on crude and other feedstock) in 2007. In 2008, six refineries were affected by turnarounds compared to ten in 2007. The level of refinery turnarounds in 2009 is expected to be comparable to the 2008 level.

For 2008, adjusted net operating income for the Downstream segment increased 1% to 2,569 M€ compared to 2,535 M€ in 2007. This result mainly reflects the generally satisfactory environment, with gains in Europe (0.55 B€) in 2008 offset by losses in U.S. refining (-0.2 B€) stemming from the negative environment and from hurricanes, as well as benefits recorded from increased productivity and supply optimization, particularly during the fourth quarter of 2008. However, net operating income was negatively affected by a 70% decrease in income from equity affiliates to 77 M€ in 2008 from 258 M€ in 2007, mainly due to losses incurred through TOTAL’s participation in Wepec, its Chinese refining affiliate.

The adjustment for the inventory valuation effect had a positive impact on Downstream adjusted net operating income of 1,971 M€ in 2008 compared to a negative impact of 1,098 M€ in 2007. In 2008, the exclusion of special items (relating principally to restructuring charges of 70 M€ and other special items) had a positive impact of 73 M€ on adjusted net operating income. The exclusion of special items in 2007 had a negative impact of 7 M€, with capital gains of 101 M€ more than offsetting restructuring charges, asset impairments and other special items.

ROACE for the Downstream segment was 19.9% in 2008 compared to 20.6% in 2007 due principally to increased investment in 2008.

In 2008, Downstream net operating income decreased to 525 M€ (for 2007, 3,626 M€) from operating income of 826 M€ (for 2007, 4,824 M€), with the difference resulting primarily from taxes on net operating income of 143 M€ (for 2007, 1,482 M€) and from the loss from equity affiliates and other items of 158 M€ (for 2007, income of 284 M€).

Investments by the Downstream segment were 2,418 M€ in 2008 compared to 1,875 M€ in 2007.

2007 vs. 2006

Downstream segment sales (excluding sales to other segments) increased to 119,212 M€ in 2007 compared to 113,887 M€ in 2006.

In 2007, refined product sales averaged 3,863 kb/d, up 2% from 3,786 kb/d in 2006.(1) 2007 refinery throughput decreased slightly to 2,413 kb/d from 2,454 kb/d in 2006. The refinery utilization rate for 2007 based on crude throughput was 87% (89% based on crude and

(1)	These 2007 and 2006 refined product sales averages reflect a method of calculating volumes for the Port Arthur refinery adopted prior to 2008.

other feedstock) compared to 88% (91% based on crude and other feedstock) in 2006. In 2007, ten refineries were affected by turnarounds compared to three in 2006.

For 2007, adjusted net operating income for the Downstream segment decreased 9% to 2,535 M€ compared to 2,784 M€ in 2006. The decrease was mainly due to the impact of a weaker dollar (-0.25 B€ ), as the negative impacts of higher maintenance activity (-0.11 B€), cost inflation (-0.07 B€) and the overall slightly negative environment (-0.04 B€) were offset by the positive effect of growth and productivity programs (+0.22 B€), notably the contribution from the Normandy distillate hydrocracker for a full year.

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

In 2007, Downstream net operating income increased to 3,626 M€ (for 2006, 2,631 M€) from operating income of 4,824 M€ (for 2006, 3,372 M€), with the difference resulting primarily from taxes on net operating income of 1,482 M€ (for 2006, 1,125 M€), partially offset by income from equity affiliates and other items of 284 M€ (for 2006, 384 M€).

Investments by the Downstream segment were 1,875 M€ in 2007 compared to 1,775 M€ in 2006.

Chemicals(1)

(M€)	2008	2007	2006
Non-Group sales	20,150	19,805	19,113
Operating income(a)	(58)	1,424	996
Equity in income (loss) of affiliates and other items	(34)	(11)	(298)
Tax on net operating income	76	(426)	(191)
Net operating income(a)	(16)	987	507
Adjustments affecting net operating income	684	(140)	377
Adjusted net operating income(b)	668	847	884
Investments	1,074	911	995
Divestments	53	83	128

ROACE	9%	12%	13%

(a)	For the definition of operating income and net operating income, see Note 2 to the Consolidated Financial Statements.
(b)	Adjusted for special items and the inventory valuation effect. See Notes 2 and 4 to the Consolidated Financial Statements.

2008 vs. 2007

Chemicals segment sales (excluding sales to other segments) increased by 2% to 20,150 M€ in 2008 from 19,805 M€ in 2007.

Adjusted net operating income for the Chemicals segment decreased by 21% to 668 M€ in 2008 from 847 M€ in 2007, due to the negative market environment faced by the Chemicals segment. In the first half of 2008, the Chemicals segment was challenged by the rapid increase in oil prices, while in the second half of the year, despite benefiting from a rebound in margins, it suffered from falling demand linked to the worldwide economic downturn.

The adjustment for the inventory valuation effect had a positive impact of 504 M€ on adjusted net operating income for the Chemicals segment in 2008, compared to a negative impact of 201 M€ in 2007. In 2008, the exclusion of special items (relating principally to restructuring costs, asset impairment and other elements) had a positive impact of 180 M€ on adjusted net operating income. In 2007, the exclusion of special items (comprised of restructuring charges, asset impairments and other elements) had a positive impact of 61 M€ on adjusted net operating income.

ROACE for the Chemicals segment was 9.2% in 2008 compared to 12.1% in 2007 due principally to a decrease in adjusted net operating income.

(1)	For 2006, pursuant to IFRS 5, income statement data and ROACE have been recalculated to exclude Arkema.

In 2008, net operating income amounted to a loss of 16 M€ (for 2007, a gain of 987 M€) from an operating loss of 58 M€ (for 2007, operating income of 1,424 M€), with the difference resulting primarily from losses from equity affiliates and other items of 34 M€ (for 2007, 11 M€), and gains on taxes on net operating income of 76 M€ (for 2007, a loss of 426 M€).

Investments by the Chemicals segment increased to 1,074 M€ in 2008 compared to 911 M€ in 2007.

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

Liquidity And Capital Resources

TOTAL’s cash requirements for working capital, share buybacks, capital expenditures and acquisitions over the past three years were financed primarily by a combination of funds generated from operations, borrowings and divestments of non-core assets. In the current environment, TOTAL expects its external debt to be principally financed from the international debt capital markets. The Group continually monitors the balance between cash flow from operating activities and net expenditures. In the Company’s opinion, its working capital is sufficient for its present requirements.

The largest part (approximately 90%) of TOTAL’s capital expenditures are made up of additions to intangible assets and property, plant and equipment, with the remainder attributable to acquisitions of subsidiaries and equity-method affiliates. In the Upstream segment, as described in more detail under “Supplemental Oil and Gas Information (Unaudited) — Costs incurred”, capital expenditures are principally development costs (approximately 80% mainly for construction of new production facilities), exploration expenditures (successful or unsuccessful, approximately 8%) and acquisitions of proved and unproved properties (approximately 8%). In the Downstream segment, about 65% of capital expenditures are related to refining activities (essentially 55% for upgrading units and 45% for new construction), the balance being used in marketing/retail activities and for information systems. In the Chemicals segment, capital expenditures relate to all activities, and are split between upgrading units (approximately 55%) and new construction (approximately 45%).

For detailed information on expenditures by business segment, please refer to the discussion of Company results for each segment above.

Expenditures (cash flow used in investing activities) were 13,640 M€ in 2008, up 16% from 11,722 M€ in 2007 after decreasing 1% from 11,852 M€ in 2006. During 2008, 73% of the expenditures were made by the Upstream segment, 18% by the Downstream segment and 8% by the Chemicals segment. During 2007, 76% of the expenditures were made by the Upstream segment, 16% by the Downstream segment and 8% by the Chemicals segment. During 2006, 76% of the expenditures were made by the Upstream segment, 15% by the Downstream segment, 8% by the Chemicals segment and 1% by Corporate. The main source of funding for these expenditures has been cash from operating activities.

Cash flow from operating activities was 18,669 M€ in 2008 compared to 17,686 M€ in 2007 and 16,061 M€ in 2006. Cash flow from operating activities increased 983 M€€ from 2007 to 2008 despite a 2,591 M€€ decrease in net income (Group share) from 2007 to 2008 due primarily to such decrease being compensated by a 2,571 M€ decrease in the Group’s working capital requirement from 2007 to 2008. Cash and cash equivalents increased to 12,321 M€ at year-end 2008 compared to 5,988 M€ at year-end 2007 in order to increase financial flexibility. Cash and cash equivalents were 2,493 M€ at year-end 2006. TOTAL’s non-current financial debt was 16,191 M€ at year-end 2008 compared to 14,876 M€ at year-end 2007 and 14,174 M€ at year-end 2006. For further information on the Company’s level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see Note 20 to the Consolidated Financial Statements. For further information on the Company’s treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Divestments, based on selling price and net of cash sold, were 2,585 M€ in 2008 compared to 1,556 M€ in 2007 and 2,278 M€ in 2006. In 2008, the Group’s principal divestments were asset sales of 1,451 M€, consisting mainly of Sanofi-Aventis shares, and reimbursements for carried investments in Yemen, Venezuela and Nigeria. In 2007, the Group sold certain Upstream assets in Canada, the UK and Norway and Downstream assets in the UK. The Group also sold 0.4% of the share capital of Sanofi-Aventis in the fourth quarter of 2007 for 316 M€. In 2006, the Group sold certain Upstream assets in the U.S. and in France, was reimbursed for carried investments on Akpo in Nigeria and sold certain non-strategic financial interests.

Shareholders’ equity increased to 49,950 M€ at December 31, 2008, from 45,700 M€ at December 31, 2007, and 41,148 M€ at December 31, 2006. Changes in shareholders’ equity in 2008 were primarily due to the addition of net income, which was only partially offset by the payment of dividends, translation adjustments and share buybacks. During 2008, TOTAL repurchased 27.6 million of its own shares for 1,339 M€. Changes in shareholders’ equity in 2007 were primarily due to the addition of net income, which was only partially offset by the payment of dividends, translation adjustments and share buybacks. During 2007, TOTAL repurchased 32.4 million of its own shares for 1,787 M€. Changes to shareholders’ equity in 2006 were due primarily to the addition of net income, offset by the payment of the annual dividend, share buybacks, the spin-off of Arkema and translation adjustments. During 2006, TOTAL repurchased 75.9 million of its own shares for 3,975 M€.

As of December 31, 2008, TOTAL’s net-debt-to-equity ratio, which is the sum of current borrowings, other current financial liabilities and non-current financial debt, net of current financial assets, hedging instruments on non-current financial debt and cash and cash equivalents, divided by the sum of shareholders’ equity and minority interests after expected dividends payable, was 23%, compared to 27% and 34% at year-end 2007 and year-end 2006, respectively. Over the 2006-2008 period, TOTAL used its net cash flow (cash flow from operating activities less investments plus divestments) to maintain this ratio in its target range of around 25% to 30%, primarily by managing net debt (financial short-term debt plus non-current debt less cash and cash equivalents), while higher net income increased shareholders’ equity and repurchases and cancellations of shares decreased shareholders’ equity. As of December 31, 2008, TOTAL S.A. had $8,966 million of long-term confirmed lines of credit, of which $8,725 million were unused.

In 2009, the Company expects to maintain its net debt-to-equity ratio after payment of dividends in the targeted range of around 25% to 30%.

Guarantees and Other Off-balance Sheet Arrangements

As part of certain project financing arrangements, Total S.A. has provided guarantees for a maximum aggregate amount of 1.3 B€ in connection with the financing of the Yemen LNG project, presented under “Guarantees given against borrowings” in Note 23 to the Consolidated Financial Statements. In turn, certain partners involved in this project have given commitments that could, in the case of Total S.A.’s guarantees being called for the maximum amount, reduce the Group’s exposure by up to 0.4 B€, recorded under “Other commitments received” in the same Note. These guarantees and other information on the Company’s commitments and contingencies are presented in Note 23 to the Consolidated Financial Statements. The Group does not currently consider that these guarantees, or any other off-balance sheet arrangements of Total S.A. nor any other members of the Group, currently have or are reasonably likely in the future to have a material effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditure or capital resources.

Contractual Obligations

Payment due by period (M€)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Non-current debt obligations(a)	—	6,578	6,486	1,967	15,031
Current portion of non-current debt obligations(b)	2,025	—	—	—	2,025
Finance lease obligations(c)	23	72	70	126	291
Asset retirement obligations(d)	154	357	296	3,693	4,500
Operating lease obligations(c)	429	549	374	675	2,027
Purchase obligations(e)	4,420	7,027	6,100	42,679	60,226
Total	7,051	14,583	13,326	49,140	84,100

(a)	Non-current debt obligations are included in the item “Non-current financial debt” (“Hedging instruments of non-current financial debt,” as presented in Note 20 to the Consolidated Financial Statements) of the Consolidated Balance Sheet. The figure in this table is net of the non-current portion of issue swaps and swaps hedging bonds, and excludes non-current finance lease obligations of 268 M€.
(b)	The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the balance sheet. The figure in this table is net of the current portion of issue swaps and swaps hedging bonds and excludes the current portion of finance lease obligations of 23 M€.
(c)	Finance lease obligations and operating lease obligations: the Group leases real estate, retail stations, ships, and other equipment through non-cancelable capital and operating leases. These amounts represent the future minimum lease payments on non-cancelable leases to which the Group is committed as of December 31, 2008, less the financial expense due on finance lease obligations for 70 M€.
(d)	The discounted present value of Upstream asset retirement obligations, primarily asset removal costs at the completion date.
(e)	Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on TOTAL and specify all significant terms, including the amount and the timing of the payments. These obligations mainly include: hydrocarbon unconditional purchase contracts (except where an active, highly liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase), reservation of transport capacities in pipelines, unconditional exploration works and development works in Upstream, and contracts for capital investment projects in Downstream. This disclosure does not include contractual exploration obligations with host states where a monetary value is not attributed and purchases of booking capacities in pipelines where the Group has a participation superior to the capacity used.

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

Research and Development

There are four major axes for research and development at TOTAL:

•	information on and understanding of energy resources, mainly oil and gas but also biomass and next generation energies, to optimize exploitation;
•	competitiveness, renewal and quality of products, including adapting to market needs, and understanding their life cycle and their environmental impacts;
•	efficiency, reliability and longevity of industrial production facilities, including their energy efficiency; and
•	environmental issues related to water, air, soil and biodiversity at industrial sites, and the future of emissions such as carbon dioxide.

Research and development costs amounted to 612 M€ in 2008 (or 0.34% of sales), compared to 594 M€ in 2007 (or 0.37% of sales) and 569 M€ in 2006 (or 0.37% of sales). The number of employees dedicated to research and development activities in 2008 was 4,285, compared to 4,216 in 2007 and 4,091 in 2006.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Composition of the Board of Directors

Directors are appointed by the shareholders for a three-year term (Article 11 of the Company’s bylaws).

In case of the resignation or death of a director between two shareholders’ meetings, the Board may temporarily appoint a replacement director. This appointment must be ratified by the next shareholders’ meeting. The terms of office of the members of the Board are staggered to more evenly space the renewal of appointments.

The Board of Directors appoints the Chairman of the Board of Directors from among its members. The Board of Directors also appoints the Chief Executive Officer who may or may not be a member of the Board.

As of December 31, 2008, the Board of Directors has sixteen members. Of these, one director has been elected by the shareholders to represent employee shareholders.

The following individuals were members of the Board of Directors of TOTAL S.A. in 2008(1).

Thierry Desmarest

63 years old.

A graduate of the École Polytechnique and a Mining Engineer, Mr. Desmarest served as Director of Mines and Geology in New Caledonia, then as technical advisor on the staffs of the Minister of Industry and the Minister of Economy. He joined TOTAL in 1981, where he held various management positions, then served as President of Exploration & Production until 1995. He served as Chairman and Chief Executive Officer of TOTAL from May 1995 until February 2007, and continues to serve as Chairman of the Board of TOTAL.

Director of TOTAL S.A. since 1995 and until 2010 (last renewal: May 11, 2007).

Holds 385,576 shares.

Principal other directorships

•	Director of Sanofi-Aventis.*
•	Member of the Supervisory Board of Areva.*
•	Director of Air Liquide.*
•	Director of Renault SA.*
•	Director of Renault SAS.

Patricia Barbizet

53 years old.

A graduate of the École Supérieure de Commerce of Paris in 1976, Mrs. Barbizet started her career in the Renault Group as the Treasurer of Renault Véhicules Industriels and Chief Financial Officer of Renault Crédit International. She joined the Pinault group in 1989 as the Chief Financial Officer. Since 1992, she has been serving as the Chief Executive Officer of Financière Pinault and the Director and Chief Executive Officer of Artémis. Since 2005, she has been the Vice-President of the PPR Board of Directors and Chairman of Christie’s.

Director of TOTAL S.A. since May 16, 2008 and until 2011.

Holds 1,000 shares.

Principal other directorships

•	Vice-President of PPR Board.*
•	Chief Executive Officer and Director of Artémis.
•	Director of Air France-KLM.*
•	Director of Bouygues.*
•	Director of TF1.*

*	Company names marked with an asterisk are publicly listed companies.
(1)	Information as of December 31, 2008.

Daniel Boeuf

60 years old.

A graduate of the École Supérieure des Sciences Économiques et Commerciales (ESSEC), Mr. Boeuf joined the Group in October 1973 and served in several sales positions before holding various operational positions in Refining & Marketing entities. He is currently responsible for training and skills management in specialties within the Refining & Marketing division. An elected member of the Supervisory Board of the TOTAL

ACTIONNARIAT FRANCE collective investment fund since 1999, he served as the Chairman of its Supervisory Board from 2003 to 2006.

Director of TOTAL S.A. representing employee shareholders since 2004 and until 2010 (last renewal: May 11, 2007).

Holds 3,964 TOTAL shares and 3,842 shares of the TOTAL ACTIONNARIAT FRANCE collective investment fund.

Daniel Bouton

58 years old.

Inspector General of Finance, Mr. Bouton has held various positions within the French Ministry of Economy. He served as Budget Director at the Ministry of Finance from 1988 to 1990. He joined Société Générale in 1991, where he was appointed Chief Executive Officer in 1993, then Chairman and Chief Executive Officer in November 1997. He has been serving as the Chairman of the Société Générale group since May 12, 2008.

Director of TOTAL S.A. since 1997 and until 2009 (last renewal: May 12, 2006).

Holds 3,200 shares.

Principal other directorships

•	Chairman of Société Générale.*
•	Director of Veolia Environnement.*

Bertrand Collomb

66 years old.

A graduate of the École Polytechnique and a Mining Engineer, Mr. Collomb held a number of positions within the Ministry of Industry and other staff positions from 1966 to 1975. He joined the Lafarge group in 1975, where he served in various management positions. He served as Chairman and Chief Executive Officer of Lafarge from 1989 to 2003, then as Chairman of the Lafarge Board of Directors from 2003 to 2007 and has been the honorary President since 2007.

He is also President of the Institut des Hautes Etudes pour la Science et la Technologie (IHEST) and the Institut Français des Relations Internationales (IFRI).

Director of TOTAL S.A. since 2000 and until 2009 (last renewal: May 12, 2006).

Holds 4,712 shares.

Principal other directorships

•	Director of Lafarge.*
•	Director of DuPont* (United States).
•	Director of Atco* (Canada).

*	Company names marked with an asterisk are publicly listed companies.

Paul Desmarais Jr.(1)

54 years old.

A graduate of McGill University in Montreal and INSEAD in Fontainebleau, Mr. Desmarais was elected Vice Chairman (1984) then Chairman of the Board (1990) of Corporation Financière Power, a company he helped to found. Since 1996, he has served as Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada.

Director of TOTAL S.A. since 2002 and until 2011 (last renewal: May 16, 2008).

Holds 2,000 ADRs (corresponding to 2,000 shares).

Principal other directorships

•	Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada.*
•	Chairman of the Executive Committee and Member of the Board of Corporation Financière Power* (Canada).
•	Vice-Chairman and Acting Managing Director of Pargesa Holding S.A.* (Switzerland).
•	Member of the Board of Directors and Executive Committee of Great-West Lifeco Inc.* (Canada).
•	Member of the Board of Directors and Executive Committee of Groupe Bruxelles Lambert S.A.* (Belgium).
•	Director of GDF Suez* (France).
•	Director of Lafarge.*
•	Director of IGM Financial Inc.* (Canada).
•	Director of Power Corporation International.

Bertrand Jacquillat

64 years old.

A graduate of École des Hautes Études Commerciales (HEC), Institut d’études politiques de Paris and Harvard Business School, Mr. Jacquillat holds a PhD in management. He has been a university professor (in both France and the United States) since 1969, and is a professor at the Institut d’Études Politiques in Paris as well as Vice-President of the Cercle des Economistes.

Director of TOTAL S.A. since 1996 and until 2011 (last renewal: May 16, 2008).

Holds 3,600 shares.

Principal other directorships

•	Chairman and Chief Executive Officer of Associés en Finance.
•	Member of the Supervisory Board of Klépierre.*
•	Member of the Supervisory Board of Presses Universitaires de France (PUF).

Antoine Jeancourt-Galignani

71 years old.

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

Director of TOTAL S.A. since 1994 and until 2009 (last renewal: May 12, 2006).

Holds 5,440 shares.

Principal other directorships

•	Chairman of the Supervisory Board of Euro Disney SCA.*
•	Director of Gecina.*
•	Director of Kaufman & Broad S.A.*
•	Director of Société Générale.*
•	Member of the Supervisory Board of Oddo et Cie.

*	Company names marked with an asterisk are publicly listed companies.
(1)	Mr. Desmarais Jr. is a director of Groupe Bruxelles Lambert, which acting in concert with Compagnie Nationale à Portefeuille, to the Company’s knowledge, owns 5.4% of the Company’s shares and 5.4% of the voting rights. Mr. Demarais Jr. disclaims beneficial ownership of such shares.

Anne Lauvergeon(1)

49 years old.

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

Mrs. Lauvergeon has served as Chairman of the Management Board of AREVA since July 2001 and

Chairman and Chief Executive Officer of Areva NC (formerly Cogema) since June 1999.

Director of TOTAL S.A. since 2000 and until 2009 (last renewal: May 12, 2006).

Holds 2,000 shares.

Principal other directorships

•	Chairperson of the Management Board of Areva.*
•	Chairperson and CEO of Areva NC.
•	Director of GDF Suez.*
•	Director of Vodafone Group Plc.*
•	Vice-President and Member of the Supervisory Board of Safran.*

Lord Peter Levene of Portsoken

67 years old.

Lord Levene served in various positions within the Ministry of Defense, the office of the Secretary of State for the Environment, the office of the Prime Minister and the Ministry of Trade in the UK from 1984 to 1995. He then served as senior adviser at Morgan Stanley from 1996 to 1998 before becoming the Chairman of Bankers Trust International from 1998 to 2002. He was Lord Mayor of London from 1998 to 1999. He is currently Chairman of Lloyd’s.

Director of TOTAL S.A. since 2005 and until 2011 (last renewal: May 16, 2008).

Holds 2,000 shares.

Principal other directorships

•	Chairman of Lloyd’s.
•	Chairman of International Financial Services.
•	Chairman of General Dynamics UK Ltd.
•	Director of Haymarket Group Ltd.
•	Director of China Construction Bank.*

Claude Mandil

66 years old.

A graduate of the École Polytechnique and a General Mining Engineer, Mr. Mandil served as a Mining Engineer in the Lorraine and Bretagne provinces. He then served as a Project Manager at the Délégation de l’Aménagement du Territoire et de l’Action Régionale (City and Department planning/DATAR) and as the Interdepartmental Head of Industry and Research and regional delegate of ANVAR. From 1981 to 1982, he served as the technical advisor on the staff of the Prime Minister, in charge of the industry, energy and research sectors. He was then appointed Chief Executive Officer, then Chairman and Chief Executive Officer of the Institut de Développement Industriel (Industry Development Institute) until 1988. He was Chief Executive Officer of Bureau de Recherches Géologiques et Minières (BRGM) from 1988 to 1990. From 1990 to 1998, Mr. Mandil was Chief Executive Officer for Energy and Commodities at the French Industry Ministry and the first representative for France at the Management Board of the Energy International Agency (EIA) Executive Committee. He served as the Chairman of the EIA in 1997 and 1998. In 1998, he was appointed Deputy Chief Executive Officer of Gaz de France and, in April 2000, Chairman of the Institut Français du Pétrole (French Institute of Oil). From 2003 to 2007, he was the Executive Director of the EIA.

Director of TOTAL S.A. since May 16, 2008 and until 2011.

Holds 1,000 shares.

Principal other directorships

•	Director of Institut Veolia Environnement.

*	Company names marked with an asterisk are publicly listed companies.
(1)	Ms. Lauvergeon is Chairperson of the Management Board of Areva, which, to the Company’s knowledge, owns 0.3% of the Company’s shares and 0.6% of the voting rights. Ms. Lauvergeon disclaims beneficial ownership of such shares.

Christophe de Margerie

57 years old.

Mr. de Margerie joined the Group after graduating from the École Supérieure de Commerce in Paris in 1974. He served in several positions in the Group’s Finance Department and Exploration & Production division. He became president of Total Middle East in 1995 before joining the Group’s executive committee as the President of the Exploration & Production division in May 1999. He then became Senior Executive Vice-President of Exploration & Production of the new

TotalFinaElf group in 2000. In January 2002 he became President of the Exploration & Production division of TOTAL. He was appointed a member of the Board of Directors by the shareholders’ meeting held on May 12, 2006 and became Chief Executive Officer of TOTAL on February 14, 2007.

Director of TOTAL S.A. since May 12, 2006 and until 2009.

Holds 85,230 TOTAL shares and 39,330 shares of the TOTAL ACTIONNARIAT FRANCE collective investment fund.

Michel Pébereau(1)

66 years old.

Honorary Inspector General of Finance, Mr. Pébereau held various positions in the Ministry of Economy and Finance, before serving, from 1982 to 1993, as Chief Executive Officer and then as Chairman and CEO of Crédit Commercial de France (CCF). He was Chairman and Chief Executive Officer of BNP then BNP Paribas from 1993 to 2003, and is currently Chairman of the Board of BNP Paribas.

Director of TOTAL S.A. since 2000 and until 2009 (last renewal: May 12, 2006).

Holds 2,356 shares.

Principal other directorships

•	Chairman of BNP Paribas.*
•	Director of Lafarge.*
•	Director of Saint-Gobain.*
•	Director of EADS N.V.*
•	Director of Pargesa Holding S.A.* (Switzerland).
•	Member of the Supervisory Board of AXA.*
•	Member of the Supervisory Board of Banque marocaine pour le Commerce et l’Industrie.*
•	Non-voting member (Censeur) of the Supervisory Board of Galeries Lafayette.

Thierry de Rudder(2)

59 years old.

A graduate of the Université de Genève in mathematics, the Université Libre de Bruxelles and Wharton (MBA), Mr. de Rudder served in various positions at Citibank from 1975 to 1986 before joining Groupe Bruxelles Lambert, where he was appointed Acting Managing Director.

Director of TOTAL S.A. since 1999 and until 2010 (last renewal: May 11, 2007).

Holds 3,956 shares.

Principal other directorships

•	Acting Managing Director of Groupe Bruxelles Lambert.*
•	Director of Compagnie Nationale à Portefeuille.*
•	Director of GDF Suez.*
•	Director of Suez-Tractebel.
•	Director of Imerys.*
•	Director of Lafarge.*

*	Company names marked with an asterisk are publicly listed companies.
(1)	Mr. Pébereau is Chairman of BNP Paribas, which, to the Company’s knowledge, owns 0.2% of the Company’s shares and 0.2% of the voting rights. Mr. Pébereau is also a director of Pargesa Holding SA, part of Group Bruxelles Lambert, which acting in concert with Compagnie Nationale à Portefeuille, to the Company’s knowledge, owns 5.4% of the Company’s shares and 5.4% of the voting rights. Mr. Pébereau disclaims beneficial ownership of such shares.
(2)	Mr. de Rudder is acting managing director of Groupe Bruxelles Lambert which, acting in concert with Compagnie Nationale à Portefeuille and to the Company’s knowledge, owns 5.4% of the Company’s shares and 5.4% of the voting rights. Mr. de Rudder disclaims beneficial ownership of such shares.

Serge Tchuruk

71 years old.

A graduate of the École Polytechnique and an Ingénieur de l’armement, Mr. Tchuruk held various management positions with Mobil Corporation, then with Rhône-Poulenc, where he was named Chief Executive Officer in 1983. He served as Chairman and CEO of CDF-Chimie/Orkem from 1986 to 1990, then as Chairman and CEO of TOTAL from 1990 to 1995. In 1995, he became Chairman and Chief Executive Officer of Alcatel. In 2006,

he was appointed Chairman of the Board of Alcatel-Lucent.

Director of TOTAL S.A. since 1989 and until 2010 (last renewal: May 11, 2007).

Holds 61,060 shares.

Principal other directorships

•	Director of Thalès.*

Pierre Vaillaud

73 years old.

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

Director of TOTAL S.A. since 2000 and until 2009 (last renewal: May 12, 2006).

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

Management

General Management

At its meeting on February 13, 2007, the Board of Directors, based on the recommendation of the then existing Nominating & Compensation Committee(1), resolved to have separate individuals serve in the positions of Chairman of the Board and of Chief Executive Officer of the Company to ensure continuity during changes to the Group’s management.

The Executive Committee (COMEX) is the primary decision-making body of the Group. It implements the strategy formulated by the Board of Directors and authorizes related investments, subject to the approval by the Board of Directors for investments exceeding 3% of the Group’s equity.

The Management Committee (CODIR) of the Group facilitates coordination among the divisions and monitors the operating results and activity reports of these divisions.

The Executive Committee

The following individuals were serving as members of the Executive Committee as of December 31, 2008:

•	Christophe de Margerie, Chairman of the COMEX (Chief Executive Officer).
•	François Cornélis, Vice-Chairman of the COMEX (President of the Chemicals division).
•	Michel Bénézit (President of the Refining & Marketing division).
•	Yves-Louis Darricarrère (President of the Exploration & Production division).
•	Jean-Jacques Guilbaud (General Secretary).
•	Patrick de La Chevardière (Chief Financial Officer).

*	Company names marked with an asterisk are publicly listed companies.
(1)

In February 2007, the then existing Nominating & Compensation Committee was separated into the existing Nominating & Governance Committee and the Compensation Committee (see “Item 6. Corporate Governance”).

The Management Committee

In addition to the members of the COMEX, the following twenty-one individuals from various non-operating departments and operating divisions were serving as members of the Management Committee as of December 31, 2008(1):

Holding

•	René Chappaz, Vice-President, Executive Career Management.
•	Yves-Marie Dalibard, Vice-President, Corporate Communications.
•	Jean-Michel Gires, Executive Vice-President, Sustainable Development and the Environment.
•	Peter Herbel, General Counsel.
•	Jean-Marc Jaubert, Senior Vice-President, Industrial Safety.
•	Jean-François Minster, Senior Vice-President, Scientific Development.
•	Jean-Jacques Mosconi, Vice-President, Strategic Planning.
•	François Viaud, Senior Vice-President, Human Resources.
•	Bruno Weymuller.

Upstream

•	Philippe Boisseau, President, Gas & Power.
•	Jacques Marraud des Grottes, Senior Vice-President, Africa, Exploration & Production.
•	Jean-Marie Masset, Senior Vice-President, Geosciences, Exploration & Production.
•	Charles Mattenet, Senior Vice-President, Asia and the Far East, Exploration & Production.
•	Patrick Pouyanné, Senior Vice-President, Strategy, Business Development and R&D, Exploration & Production.

Downstream

•	Pierre Barbé, Senior Vice-President, Trading & Shipping.
•	Alain Champeaux, Senior Vice-President, Overseas.
•	Alain Grémillet, General Secretrary, Refining & Marketing.
•	Eric de Menten, Senior Vice-President, Marketing Europe, Refining & Marketing.
•	André Tricoire, Senior Vice-President, Refining, Refining & Marketing.

Chemicals

•	Pierre-Christian Clout, Chairman and Chief Executive Officer of Hutchinson, Mapa-Spontex.
•	Françoise Leroy, General Secretary, Chemicals.

In addition, Charles Paris de Bollardière serves as the Group’s Treasurer.

As of March 1, 2008, the Group modified its organization to include, notably, a Corporate Affairs Division containing several cross-functional departments.

Compensation

Board Compensation

The amount paid to the members of the Board of Directors as directors’ fees was 0.83 M€ in 2008 in accordance with the decision of the shareholders’ meeting held on May 11, 2007. There were sixteen directors as of December 31, 2008, compared with fourteen as of December 31, 2007.

Compensation was paid to the members of the Board of Directors in 2008 based on the following principles, which remain unchanged from 2007:

•

A fixed amount of €20,000 was paid to each director (paid prorata temporis in case of a change during the period), apart from the Chairman of the Audit Committee who was paid €30,000 and the other Audit Committee members who were paid €25,000.

(1)	In January 2009, Marc Blaizot and Bertrand Deroubaix succeeded Jean-Marie Masset and Alain Grémillet, respectively, as members of the Management Committee, and Bruno Weymuller resigned as a member of the Management Committee.

•

Each director was paid €5,000 for each meeting of the Board of Directors, of the Audit Committee, of the Compensation Committee or of the Nominating & Governance Committee attended. This amount was increased to €7,000 for those directors who reside outside of France.

•	Neither the Chairman of the Board, nor the Chief Executive Officer received directors’ fees as directors of TOTAL S.A. or any other company of the Group.

TOTAL COMPENSATION (INCLUDING IN-KIND BENEFITS) PAID TO EACH DIRECTOR IN THE YEAR INDICATED

(€)	2008		2007
Thierry Desmarest	(a	)	(a	)
Christophe de Margerie	(a	)	(a	)
Patricia Barbizet(b)	39,651		—
Daniel Boeuf(c)	173,910		170,124
Daniel Bouton	40,000		55,000
Bertrand Collomb	55,000		65,000
Paul Desmarais Jr.	48,000		41,000
Bertrand Jacquillat	90,000		90,000
Antoine Jeancourt-Galignani	95,000		90,000
Anne Lauvergeon	45,000		50,000
Peter Levene of Portsoken	41,000		55,000
Maurice Lippens(d)	—		21,177
Claude Mandil(b)	27,568		—
Michel Pébereau	70,000		70,000
Thierry de Rudder	116,000		109,000
Serge Tchuruk(e)	143,427		137,368
Pierre Vaillaud(f)	186,873		189,814

(a)	For the Chairman of the Board of Directors and the Chief Executive Officer, see the summary tables “— Summary of compensation, stock options and restricted shares granted to the Chairman and the Chief Executive Officer” and “—Compensation of the Chairman and the Chief Executive Officer”. Thierry Desmarest and Christophe de Margerie received no directors’ fees for their service on the Company’s Board of Directors.
(b)	Appointed as a director on May 16, 2008.
(c)	Including the compensation received by Mr. Boeuf as an employee of Total Raffinage Marketing, a subsidiary of TOTAL S.A., which amounted to €115,123.88 in 2007 and €123,910.48 in 2008.
(d)	Term of office expired on May 11, 2007.
(e)	Including pension payments related to previous employment by the Group, which amounted to €72,368 in 2007 and €73,427 in 2008.
(f)	Including pension payments related to previous employment by the Group, which amounted to €139,814 in 2007 and €141,873 in 2008.

Over the past two years, the directors currently in office have not received any compensation or in-kind benefits from companies controlled by TOTAL S.A., except for Mr. Daniel Boeuf, who is an employee of Total Raffinage Marketing. The compensation indicated in the table above (except for that of the Chairman, the Chief Executive Officer and Messrs. Boeuf, Tchuruk and Vaillaud) consists solely of directors’ fees (gross amount) paid during the relevant period. None of the Directors of TOTAL S.A. have service contracts which provide for benefits upon termination of employment.

Compensation of the Chairman

The total gross compensation paid to Mr. Thierry Desmarest for fiscal 2008 was set by the Board of Directors, based upon the proposal of the Compensation Committee. This compensation is composed of a fixed base salary of €1,100,000 and a variable portion.

The variable portion is calculated by taking into account the Group’s return on equity, the Group’s earnings compared to those of other major international oil companies, as well as the Chairman’s personal contribution to the Group’s strategy, corporate governance and performance. The variable portion can reach a maximum amount of 100% of the fixed base salary. The objectives related to personal contribution were considered to be fulfilled, and taking into account the comparison of TOTAL’s earnings with the major international oil companies that are its competitors, the variable portion paid to the Chairman in 2009 for his contribution in 2008 amounted to €969,430.

The total gross compensation paid to the Chairman for fiscal year 2008 amounted to €2,069,430.

Mr. Desmarest does not receive any in-kind benefits.

See the tables “Summary of Compensation, Stock Options and Restricted Shares Granted to the Chairman and the Chief Executive Officer” and “Compensation of the Chairman and the Chief Executive Officer” below for additional compensation information.

Compensation of the Chief Executive Officer

The total gross compensation paid to Mr. Christophe de Margerie for fiscal 2008 was set by the Board of Directors, based upon the proposal of the Compensation Committee. This compensation is composed of a fixed base salary of €1,250,000 and a variable portion.

The variable portion is calculated by taking into account the Group’s return on equity, the Group’s earnings compared to those of other major international oil companies, as well as the Chief Executive Officer’s personal contribution to the Group’s strategy, evaluated on the basis of objective operational criteria related to the Group’s business segments. The variable portion can reach a maximum amount of 140% of the fixed base salary, which limit may be increased to 165% to reward exceptional performance. The objectives related to personal contribution were considered to be fulfilled, and taking into account the comparison of TOTAL’s earnings with the major international oil companies that are its competitors, the variable portion paid to the Chief Executive Officer in 2009 for his contribution in 2008 amounted to €1,552,875.

The total gross compensation paid to the Chief Executive Officer for fiscal year 2008 amounted to €2,802,875.

Mr. Christophe de Margerie has the use of a company car.

See the tables “Summary of Compensation, Stock Options and Restricted Shares Granted to the Chairman and the Chief Executive Officer” and “Compensation of the Chairman and the Chief Executive Officer” below for additional compensation information.

Executive Officer Compensation

In 2008, the aggregate amount paid directly or indirectly by the French and foreign affiliates of the Company as compensation to the executive officers of TOTAL in office as of December 31, 2008 (twenty-eight individuals, members of the Management Committee and the Treasurer) as a group was 18.0 M€, including 7.4 M€ paid to the six members of the Executive Committee. Variable compensation accounted for 44.2% of the aggregate amount of 18.0 M€ paid to executive officers.

Pensions and other commitments

1)	The Chairman and the Chief Executive Officer, pursuant to applicable law, are eligible for French social security benefits, ARRCO (French Association for Complementary Pension Schemes) and AGIRC (French executive pension scheme federation) complementary pensions, defined benefit pension plans (RECOSUP) and the supplementary pension plan created by the Company. This supplementary pension plan, which is not limited to the Chairman and the Chief Executive Officer, is described in more detail below.

2)	The Chairman and the Chief Executive Officer are eligible for a supplementary pension plan open to all employees of the Group whose annual compensation is greater than the annual French social security threshold multiplied by eight.

This supplementary pension plan is financed and managed by TOTAL S.A. to award a pension that is based on the period of employment (up to a limit of 20 years) and the portion of annual gross compensation (including fixed and variable portions) that exceeds by at least eight times the annual French social security threshold. This pension is indexed to the French Association for Complementary Pensions Schemes (ARRCO) index.

As of December 31, 2008, the Group’s supplementary pension obligations related to the Chairman are the equivalent of an annual pension of 23.8% of the Chairman’s 2008 compensation.

For the Chief Executive Officer, the Group’s pension obligations are, as of December 31, 2008, the equivalent of an annual pension of 18.9% of his 2008 compensation.

3)	The Company also funds a life insurance policy which guarantees a payment, upon death, equal to two years’ compensation (both fixed and variable), increased to three years upon accidental death, as well as, in case of disability, a payment proportional to the degree of disability.

4)	The Chairman and the Chief Executive Officer are also entitled to retirement benefits equal to those available to eligible members of the Group under the French National Collective Bargaining Agreement for the Petroleum Industry, amounting to 25% of the annual gross compensation (including fixed and variable portions) paid in the 12-month period preceding the retirement of the Chairman or the Chief Executive Officer, as the case may be.

5)	If the Chairman or the Chief Executive Officer’s employment is terminated or his term of office is not renewed, he is eligible for severance benefits equal to two times an individual’s annual pay, based upon the gross compensation (both fixed and variable) paid in the 12-month period preceding termination of employment or term of office.

The severance benefits to be paid upon a change of control or a change of strategy of the Company are cancelled in the case of gross negligence or wilful misconduct or if the Chairman or the Chief Executive Officer leaves the Company of his own volition, accepts new responsibilities within the Group, or may claim full retirement benefits within a short time period.

Since Mr. Desmarest is eligible to claim his full retirement benefits, these provisions are only relevant to Mr. de Margerie.

6)	The commitments related to the supplementary pension plan, retirement benefits and severance benefits upon termination of employment or term of office will be subject to the procedure for regulated agreements set forth in article L. 225-38 of the French Commercial Code.

7)	Pursuant to the provisions to the French law of August 21, 2007, which modifies article L. 225-42-1 of the French Commercial Code, the commitments described above related to retirement benefits and severance benefits upon termination of employment or term of office are subject to performance conditions.

These performance conditions are deemed to be met if at least two of the three following criteria are satisfied:

•	The average ROE (return on equity) over the three years immediately preceding the year in which the officer retires is at least 12%.

•	The average ROACE (return on average capital employed) over the three years immediately preceding the year in which the officer retires is at least 10%.

•

The Company’s oil and gas production growth over the three years immediately preceding the year in which the officer retires is greater than or equal to the average production growth of the four following companies: ExxonMobil, Shell, BP and Chevron.

8)	In addition, the Company has the following pension commitments (described in paragraph 2, above), as defined under French law, to Messrs. Tchuruk and Vaillaud:

•

The Company has funded a supplementary pension for Mr. Tchuruk related to his previous employment by the Group. Mr. Tchuruk receives an annual supplementary pension of approximately €73,427, based upon calculations as of December 31, 2008. This pension is indexed to the ARRCO index.

•

The Company has funded a supplementary pension for Mr. Vaillaud related to his previous employment by the Group. Mr. Vaillaud receives an annual supplementary pension of approximately €141,873, based upon calculations as of December 31, 2008. This pension is indexed to the ARRCO index.

9)	For the year 2008, the total amount of the Group’s pension commitments related to the directors of the Group is equal to 25.8 M€.

Summary table as of February 28, 2009	Employment contract	Benefits or advantages due or likely to be due upon termination or change of office		Benefits related to a non-compete agreement	Benefits or advantages due or likely to be due after termination or change of office

Thierry Desmarest

Chairman of the Board of Directors

Member of the Board since May 1995(a)

Expiry of current term of office:
The shareholders’ meeting called in 2010 to approve the financial statements for the year ending December 31, 2009

	NO	NO		NO	YES (retirement benefit)(b) (supplementary pension plan also applicable to some Group employees)
Christophe de Margerie Chief Executive Officer Member of the Board since February 2007 Expiry of current term of office: The shareholders’ meeting called for May 15, 2009	NO	YES (termination benefit	)(b)	NO	YES (retirement benefit)(b) (supplementary pension plan also applicable to some Group employees)

(a)	Chairman and Chief Executive Officer until February 13, 2007, and Chairman of the Board of Directors from February 14, 2007.
(b)	Payment subject to a performance condition in accordance with the decision of the Board of Directors on February 11, 2009.

Corporate Governance

For several years, TOTAL has been actively examining corporate governance matters. At its meeting on November 4, 2008, the Board of Directors confirmed its decision to use the Corporate Governance Code for Listed Companies published in 2008 by the principal French business confederations, the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) (the “AFEP-MEDEF Code”) as its reference for corporate governance matters.

The Company’s corporate governance practices differ from the recommendations contained in the AFEP-MEDEF Code on the following limited matters:

•

The AFEP-MEDEF Code recommends that a director no longer be considered as independent upon the expiry of the term of office during which the length of his service on the board reaches 12 years. The Board has not followed this recommendation in regards to one of its members, in consideration of the experience and authority of which this director is in possession, which reinforce his independence and contribute to the Board’s work.

•

The Chairman of the Board of Directors chairs the Nominating & Governance Committee of the Board. The Board of Directors and this Committee consider that the participation of the Chairman on the Nominating & Governance Committee enables the Committee to benefit from his experience and his knowledge of the Company’s activities, environment and executive teams, which is particularly useful to inform the Committee’s deliberations concerning the appointment of executives and directors. The fact that the Chairman of the Board, who does not exercise executive duties, chairs the committee permits close collaboration between the Board and the Committee, the latter being responsible for the review of the Board’s workings and corporate governance matters. This committee is comprised of a majority of independent directors and the Chairman and the Chief Executive Officer do not attend deliberations concerning their own situation.

Pursuant to the AFEP-MEDEF Code, on February 11, 2009, the Board of Directors noted that, effective from the same day, the employment contracts of its Chairman and its Chief Executive Officer had been terminated.

Since 2004, the Board of Directors has had a financial code of ethics that, in the overall context of the Group’s Code of Conduct, sets forth specific rules for its Chairman, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and the financial and accounting officers for its principal activities. The Board has made the Audit Committee responsible for implementing and ensuring compliance with this code.

In 2005, the Board approved the procedure for alerting the Audit Committee of complaints or concerns regarding accounting, internal accounting controls or auditing matters.

Rules of Procedure of the Board of Directors

At its meeting on February 13, 2007, the Board of Directors adopted Rules of Procedure to replace the Directors’ Charter and to take into account the separation of the positions of Chairman of the Board and Chief Executive Officer implemented at the same meeting.

The Board’s Rules of Procedure specify the obligations of each director and set forth the mission and working procedures of the Board of Directors. They also define the respective responsibilities and authority of the Chairman and of the Chief Executive Officer.

The principal matters covered by the Rules of Procedure are summarized below.

Each director undertakes to maintain the independence of his analysis, judgment, decision making and actions as well as not to be unduly influenced. When a director participates in and votes at Board meetings, he is required to represent the interest of the shareholders and the Company as a whole. Directors must actively participate in the affairs of the Board, specifically on the basis of information communicated to them by the Company.

Directors undertake to devote the amount of time required to consider the information they are given and otherwise prepare for meetings of the Board and of the committees on which they sit. Directors may request any additional information that they feel is necessary or useful from the Chairman or the Chief Executive Officer. A director, if he considers it necessary, may request training on the Company’s specificities, businesses and activities. Directors participate in all Board meetings and all committees or shareholders’ meetings, unless they have previously contacted the Chairman to inform him of scheduling conflicts.

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

In addition to stipulating that any shares and ADRs of TOTAL S.A. and its publicly traded subsidiaries held by directors are to be held in registered form, the Rules of Procedure prohibit buying on margin or short selling those same securities. They also prohibit trading shares of TOTAL S.A. on the dates of the Company’s periodic earnings announcements, as well as the 15 calendar days preceding such dates.

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

Within this framework, the Board’s duties and responsibilities include, but are not limited to, the following:

•	appointing the Chairman and the Chief Executive Officer and supervising the handling of their responsibilities;
•	defining the Company’s strategic orientation and, more generally, that of the Group;
•	approving investments or divestments under study by the Group that concern amounts greater than 3% of shareholders’ equity, whether or not the project is part of the announced strategy;
•	reviewing information on significant events related to the Company’s affairs, in particular for investments or divestments that are greater than 1% of shareholders’ equity;
•

monitoring the quality of information supplied to shareholders and the financial markets through the financial statements that it approves and the annual reports, or when major transactions are conducted;

•	convening and setting the agenda for shareholders’ meetings;

•	preparing, for each year, a list of the directors it deems to be independent under generally recognized corporate governance criteria; and
•	conducting audits and investigations as it may deem appropriate.

The Board, with the assistance of its specialized committees where appropriate, ensures that:

•	authority within the Company has been properly delegated before it is exercised, and that the various entities of the Company respect the authority, duties and responsibilities they have been given;
•	no individual is authorized to contract on behalf of the Company or to commit to pay, or to make payments, on behalf of the Company, without proper supervision and control;
•	the internal control function operates properly and that the statutory auditors are able to conduct their audits under appropriate circumstances; and
•	the committees it has created duly perform their responsibilities.

The Board of Directors is regularly informed, through the Audit Committee, of the Group’s financial position, cash position and obligations.

Board of Directors’ activity: The Board of Directors meets at least four times a year and as often as circumstances may require.

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

The Board may establish specialized committees, whether permanent or ad hoc, as required by applicable legislation or as it may deem appropriate. The Board allocates directors’ fees to and may allocate additional directors’ fees to directors who participate on specialized committees, within the total amount established by the shareholders. The Chairman and the Chief Executive Officer are not awarded directors’ fees for their work on the Board and Committees.

The Board conducts, at regular intervals not to exceed three years, an assessment of its practices. It also conducts an annual discussion of its methods.

Responsibility and authority of the Chairman: The Chairman represents the Board, and, except in exceptional circumstances, is the sole member authorized to act and speak on behalf of the Board. He is responsible for organizing and presiding over the Board’s activities and monitors corporate bodies to ensure that they are functioning effectively and respecting corporate governance principles. He is responsible, with the Group’s management, for maintaining relations between the Board and the Company’s shareholders. He monitors the quality of the information disclosed by the Company. In close cooperation with the Group’s management, he may represent the Group in high level discussions with government authorities and the Group’s important partners, on both a national and international level. He is regularly informed by the Chief Executive Officer of events and situations that are important for the Group and may request that the Chief Executive Officer provide any useful information for the Board or its committees. He may also work with the statutory auditors to prepare matters before the Board or the Audit Committee.

Authority of the Chief Executive Officer: The Chief Executive Officer is responsible for the general management of the Company. He chairs the Group’s Executive Committee and Management Committee. Subject to the Company’s corporate governance rules, he has the full extent of authority to act on behalf of the Company in all instances, with the exception of actions that are, by law, reserved to the Board of Directors or to shareholders’ meetings. He is responsible for periodic reporting of the Group’s results and outlook to shareholders and the financial community. He reports on significant Group activities to the Board.

The Board of Directors has three specialized committees: the Audit Committee, the Compensation Committee, and the Nominating & Governance Committee.

Audit Committee

The Audit Committee’s role is to assist the Board of Directors in ensuring effective internal control and oversight over financial reporting to shareholders and the financial markets. The Audit Committee’s duties include:

•	recommending the appointment of statutory auditors and their compensation, ensuring their independence and monitoring their work;
•	establishing the rules for the use of statutory auditors for non-audit services and verifying their implementation;

•	supervising the audit by the statutory auditors of the Company’s financial statements and consolidated financial statements;
•

examining the accounting policies used to prepare the financial statements, examining the parent company’s annual financial statements and the consolidated annual, semi-annual, and quarterly financial statements prior to their examination by the Board, after regularly monitoring the financial situation, cash position and obligations of the Company;

•	supervising the implementation of internal control and risk management procedures and their effective application, with the assistance of the internal audit department;
•	supervising procedures for preparing financial information;
•	monitoring the implementation and activities of the disclosure committee, including reviewing the conclusions of this committee;
•	reviewing the annual work program of internal and external auditors;
•	receiving information periodically on completed audits and examining annual internal audit reports and other reports (statutory auditors, annual reports, etc.);
•	reviewing the choice of appropriate accounting principles and methods;
•	reviewing the Group’s policy for the use of derivative instruments;
•	reviewing, if requested by the Board, major transactions contemplated by the Group;
•	reviewing significant litigation annually;
•	implementing, and monitoring compliance with, the financial code of ethics;
•

proposing to the Board, for implementation, a procedure for complaints or concerns of employees, shareholders and others, related to accounting, internal accounting controls or auditing matters, and monitoring the implementation of this procedure; and

•	reviewing the procedure for booking the Group’s proved reserves.

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

Members of the Audit Committee may not receive from the Company and its subsidiaries, whether directly or indirectly, any compensation other than:

•	directors’ fees paid for their services as directors or as members of the Audit Committee or, if applicable, another committee of the Board; and
•	compensation and pension benefits related to prior employment by the Company, or another Group company, which are not dependent upon future work or activities.

The Committee appoints its own Chairman. The Chairman appoints the Committee secretary who may be the Chief Financial Officer. The Committee meets at least four times a year to examine the consolidated annual and quarterly financial statements.

The Audit Committee may meet with the Chairman of the Board, the Chief Executive Officer, and, if applicable, any acting Managing Director of the Company and perform inspections and consult with managers of operating or non-operating departments, as may be useful in performing its duties.

The Committee meets with the statutory auditors and examines their work, and may do so without management being present. If it deems it necessary to accomplish its duties, the Committee may request from the Board the resources to engage external consultants.

The Committee submits written reports to the Board of Directors regarding its work.

In 2008, the Committee’s members were Messrs. Antoine Jeancourt-Galignani, Bertrand Jacquillat, Thierry de Rudder and, from July 31, 2008, Mrs. Patricia Barbizet. All of the members of the Committee are independent directors and have recognized experience in the financial and accounting fields, as illustrated in their summary biographies above.

The Committee is chaired by Mr. Antoine Jeancourt-Galignani, who was determined to be the Audit Committee financial expert by the Board at its meeting on September 5, 2006.

Compensation Committee

In February 2007, the Compensation Committee was separated from the then existing Nominating & Compensation Committee. The principal objectives of this Committee are to:

•	examine the executive compensation policies implemented by the Group and the compensation of members of the Executive Committee; and
•	evaluate the performance and recommend the compensation of the Chairman of the Board and of the Chief Executive Officer.

Its duties include the following:

•	examining the criteria and objectives proposed by management for executive compensation and advising on this subject;
•	presenting recommendations and proposals to the Board concerning:

(i)	compensation, pension and insurance plans, in-kind benefits, and other compensation, including severance benefits, for the Chairman and the Chief Executive Officer of the Company, and

(ii)	awards of stock options and restricted share grants to the Chairman and the Chief Executive Officer; and

•	examining stock option plans, restricted share grants, equity-based plans and pension and insurance plans.

Compensation Committee membership and practices

The Committee is made up of at least three directors designated by the Board of Directors.

A majority of the members must be independent directors. Members of the Compensation Committee may not receive from the Company and its subsidiaries, either directly or indirectly, any compensation other than:

•	directors’ fees paid for their services as directors or as members of the committee, or, if applicable, as members of another committee of the Company’s Board; and
•	compensation and pension benefits related to prior employment by the Company which are not dependant upon future work or activities.

The Committee appoints its chairman and its secretary. The secretary is a Company senior executive.

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

In 2008, the Committee’s members were Messrs. Bertrand Collomb, Michel Pébereau and Serge Tchuruk, each an independent director.

Mr. Michel Pébereau chairs the Committee.

Nominating & Governance Committee

In February 2007, the Nominating & Governance Committee was separated from the then existing Nominating & Compensation Committee. The principal objectives of this Committee are to:

•	recommend to the Board of Directors the persons that are qualified to be appointed as directors, Chairman or Chief Executive Officer;
•	prepare the Company’s corporate governance rules and supervise their implementation; and
•	examine any questions referred to it by the Board or the Chairman of the Board, in particular questions related to ethics.

Its duties include the following:

•	presenting recommendations to the Board for its membership and the membership of its committees;
•	proposing annually to the Board the list of directors who may be considered as “independent directors” of the Company;
•

assisting the Board in the selection and evaluation of the Chairman of the Board and the Chief Executive Officer and examining the preparation of their possible successors, in cooperation with the Compensation Committee;

•	preparing a list of individuals who might be considered for election as Directors and those who might be named to serve on Board committees;
•	proposing methods for the Board to evaluate its performance;
•	proposing the procedure for allocating directors’ fees; and

•	developing and recommending to the Board the corporate governance principles applicable to the Company.

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

Members of the Nominating & Governance Committee, other than the Chairman of the Board and the Chief Executive Officer, may not receive from the Company and its subsidiaries any compensation other than:

•	directors’ fees paid for their services as directors or as members of the committee, or, if applicable, as members of another committee of the Company’s Board; and
•	compensation and pension benefits related to prior employment by the Company which are not dependant upon future work or activities.

The Committee appoints its chairman and its secretary. The secretary is a Company senior executive.

The Committee meets at least twice a year.

The Committee may invite the Chairman of the Board or the Chief Executive Officer of the Company, as applicable, to present recommendations.

Neither the Chairman nor the Chief Executive Officer may be present during deliberations regarding his own situation.

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

In 2008, the Committee’s members were Messrs. Bertrand Collomb, Thierry Desmarest, Michel Pébereau and Serge Tchuruk. Each, with the exception of the Chairman of the Board, is an independent director.

Mr. Thierry Desmarest chairs the Committee.

Board of Directors practices

At its meeting on February 11, 2009, the Board of Directors discussed its practices.

Pursuant to the recommendation of the Nominating & Governance Committee, at its meeting on February 11, 2009, the Board concluded that its methods and practices were appropriate to meet its responsibilities, both in regards to the number and length of its meetings and to the issues addressed at these meetings. In particular, it concluded that matters related to the technical, economic and geopolitical environment had been adequately addressed through the agenda of its meetings in 2008. In addition, the Board decided that certain cross-functional issues related to the environment and transportation would be examined starting in 2009.

Policy for determining the compensation and other benefits of the Chairman and of the Chief Executive Officer

Based on a proposal by the Compensation Committee, on February 11, 2009, the Board adopted the following policy for determining the compensation and other benefits of the Chairman and of the Chief Executive Officer:

•

Compensation and benefits for the Chairman and the Chief Executive Officer are set by the Board of Directors after considering proposals from the Compensation Committee. Such compensation shall be reasonable and fair, in a context that values both teamwork and motivation within the Company.

•	Compensation for the Chairman and the Chief Executive Officer is related to market practice, work performed, results obtained and responsibilities held.

Compensation for the Chairman and the Chief Executive Officer includes both a fixed portion and a variable portion, each of which is reviewed annually.

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

•

The Group does not have a specific pension plan for the Chairman and the Chief Executive Officer. They are eligible for retirement benefits and pensions available to other employees of the Group under conditions determined by the Board.

•	Stock options are designed to align the long-term interests of the Chairman and the Chief Executive Officer with those of the shareholders.

Awards of stock options are considered in light of the amount of the total compensation paid to the Chairman and the Chief Executive Officer. The exercise of stock options to which the Chairman and the Chief Executive Officer are entitled is subject to a performance condition.

The exercise price for stock options awarded is not discounted compared to the market price, at the time of the grant, for the underlying share.

Stock options are awarded at regular intervals to prevent opportunistic behavior.

The Board has put in place restrictions on the transfer of a portion of shares issued upon the exercise of options.

•	After three years in office, the Chairman and Chief Executive Officer are required to hold at least the number of Company shares set by the Board.

•	The Chairman and Chief Executive Officer do not receive restricted share grants.

Director independence

At its meeting on February 11, 2009, the Board of Directors, acting on a proposal from the Nominating & Governance Committee, reviewed the independence of the Company’s directors as of December 31, 2008. Also based on the Committee’s proposal, the Board considered that, pursuant to the AFEP-MEDEF Code, a director is independent when “he or she has no relationship, of any nature, with the company, its group or the management of either, that may compromise the exercise of his or her freedom of judgement”.

Mrs. Barbizet, Mr. Bouton, Mr. Collomb, Mr. Desmarais, Mr. Jacquillat, Mr. Jeancourt-Gallignani, Lord Levene of Portsoken, Mr. Mandil, Mr. Pébereau, Mr. de Rudder, Mr. Tchuruk and Mr. Vaillaud were deemed to be independent directors.

These directors meet the criteria set forth in the AFEP-MEDEF Code, with the exception of one individual who has been a director for longer than twelve years. For a company that has long-term investments and activities, a longer term of office gives experience and authority, and thereby reinforces the independence of directors. The Board concluded that Mr. Tchuruk, the only director concerned by this criterion, should be considered as independent.

Concerning “material” relationships, as a client, supplier, investment or finance banker, between a director and the Company, the Board deemed that the level of activity between Group companies and the banks at which two of its Directors are officers, which is less than 0.1% of their net banking income and less than 5% of the Group’s overall external financing (including confirmed but undrawn credit lines) represent neither a material portion of the overall activity of these banks nor a material portion of the Group’s external financing. The Board concluded that Mr. Bouton and Mr. Pébereau should be considered as independent Directors.

75% of the directors are independent.

The Board also noted the absence of potential conflicts of interests between the Company and its directors.

Employees, Share Ownership, Stock Options and Restricted Share Grants

Employees

The tables below set forth the number of employees, by division and geographic location, of the Group (fully consolidated subsidiaries) as of the end of the periods indicated:

	Upstream	Downstream	Chemicals	Corporate	Total
2008	16,005	34,040	45,545	1,369	96,959
2007	15,182	34,185	45,797	1,278	96,442
2006	14,862	34,467	44,504	1,237	95,070
		France	Rest of Europe	Rest of world	Total
2008		37,101	27,495	32,363	96,959
2007		37,296	27,374	31,772	96,442
2006		37,831	26,532	30,707	95,070

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

Company savings plans

The various Company savings plans (PEGT, PEC) give the employees of French Group Companies belonging to these savings plans access to several collective investment funds (Fonds communs de placement), including a Fund invested in shares of the Company (“TOTAL ACTIONNARIAT FRANCE”).

The capital increases reserved for employees are conducted under PEG-A through the “TOTAL ACTIONNARIAT FRANCE” fund for employees of the Group’s French subsidiaries and through the “TOTAL ACTIONNARIAT INTERNATIONAL CAPITALISATION” fund for the employees of foreign companies. In addition, U.S. employees participate in these operations through ADRs and Italian employees may participate by directly subscribing to new shares at the Caisse Autonome of the Group in Belgium.

Incentive agreements

Performance indicators used under the June 30, 2006, profit-sharing agreements for employees of ten Group companies, when permitted by local law, link amounts available for profit sharing to the performance (ROE) of the Group as a whole.

Employee shareholding

The total number of TOTAL shares held by employees as of December 31, 2008, is as follows:

TOTAL ACTIONNARIAT FRANCE	69,206,754
TOTAL ACTIONNARIAT INTERNATIONAL CAPITALISATION	16,364,272
ELF PRIVATISATION No.1	1,423,273
Shares held by U.S. employees	779,445
Group Caisse Autonome in Belgium	336,001
TOTAL shares from the exercise of the Company’s stock options and held as registered shares within a Company Savings Plan (PEE)	3,201,243
Total shares held by employee shareholder funds	91,310,988

As of December 31, 2008, the employees of the Group held, on the basis of the definition of employee shareholding contained in Article L. 225-102 of the French Commercial Code, 91,310,988 TOTAL shares, representing 3.85% of the Company’s share capital and 7.40% of the voting rights that could be exercised at a shareholders’ meeting on that date.

Capital increase reserved for employees

At the shareholders’ meeting held on May 11, 2007, the shareholders delegated to the Board of Directors the authority to increase the share capital of the Company in one or more transactions and within a maximum period of 26 months from the date of the meeting, by an amount not exceeding 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made reserving subscriptions for such issuance to the Group employees participating in a company savings plan. It was specified that the amount of any such capital increase reserved for Group employees would be counted against the aggregate maximum nominal amount of share capital increases authorized by the shareholders’ meeting held on May 11, 2007, for issuing new ordinary shares or other securities granting immediate or future access to the Company’s share capital with pre-emptive subscription rights (4 B€ in nominal value). This delegation of authority has cancelled and replaced, for the unused part, the one granted by the shareholders’ meeting of May 17, 2005.

Pursuant to this delegation of authority, the Board of Directors decided on November 6, 2007, to proceed with a capital increase of a maximum of 12 million shares with a subscription price of €44.40 per share reserved for TOTAL employees, bearing dividends as of January 1, 2007. In accordance with Article 14 of the French Autorité des marchés financiers (AMF) instruction No. 2005-11 as of December 13, 2005, regarding the information to be disclosed in case of a capital increase operation, TOTAL S.A. released on January 16, 2008, on its website and filed with the AMF a press release which specified the terms of the offering. The offering was opened to the employees of TOTAL S.A. and to the employees of its French and foreign subsidiaries in which TOTAL S.A. holds directly or indirectly 50% at least of the capital, who are participants in the TOTAL Group Savings Plan (PEG-A) and for which local regulatory approval was obtained. The offering was also open to former employees of TOTAL S.A. and its French subsidiaries who have retired and still have holdings in TOTAL employee savings plans. Subscription was open from March 10, 2008, through March 28, 2008, and 4,870,386 new TOTAL shares were issued in 2008.

Shares held by directors and executive officers

As of December 31, 2008, based upon information from the members of the Board and the share registrar, the members of the Board and the Executive Officers of the Group (Management Committee and Treasurer) held a total of less than 0.5% of the Company’s shares:

•	Members of the Board of Directors (including the Chairman and the Chief Executive Officer): 569,094 shares.
•	Chairman of the Board of Directors: 385,576 shares.
•	Chief Executive Officer: 85,230 shares and 39,330 shares of the TOTAL ACTIONNARIAT FRANCE collective investment plan.
•	Management Committee and Treasurer (including the Chief Executive Officer): 830,461 shares.

By decision of the Board of Directors:

•	The Chairman and Chief Executive Officer are required to hold a number of shares of the Company equal in value to two years of the fixed portion of their annual compensation.
•

Members of the Executive Committee are required to hold a number of shares of the Company equal in value to two years of the fixed portion of their annual compensation. These shares have to be acquired within three years of the appointment to the Executive Committee.

The number of TOTAL shares to be considered includes:

•	directly held shares, whether or not they are subject to transfer restrictions; and
•	shares in collective investment plans (FCPE) invested in TOTAL shares.

Summary of transactions in the Company’s securities

The following table presents transactions, of which the Company has been informed, in the Company’s shares or related financial instruments carried out in 2008 by the individuals concerned under paragraphs a) through c) of Article L. 621-18-2 of the French Monetary and Financial Code.

Year 2008

		Acquisition	Subscription	Transfer	Exchange	Exercise of stock options
Thierry Desmarest(a)	TOTAL shares	12,000		160,000		139,000
	Shares in collective investment plans (FCPE), and other related financial instruments(b)
Christophe de Margerie(a)	TOTAL shares			45,982		73,012
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	1,713.28	1,857.26
Michel Bénézit(a)	TOTAL shares			135
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	149.18	4,539.46
Robert Castaigne(a)(c)	TOTAL shares			10,000		39,696
	Shares in collective investment plans (FCPE), and other related financial instruments(b)		7,100.00	6,950.00
François Cornélis(a)	TOTAL shares			13,576		13,576
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	557.46	4,353.00
Yves-Louis Darricarrère(a)	TOTAL shares					2,500
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	2.52	2,071.08	2,108.45
Jean-Jacques Guilbaud(a)	TOTAL shares			14,000		3,043
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	232.22	3,928.61	1,320.03
Antoine Jeancourt-Galignani(a)	TOTAL shares	1,000
	Shares in collective investment plans (FCPE), and other related financial instruments(b)
Patrick de La Chevardière(a)(d)	TOTAL shares
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	21.06	113.07

(a)	Including the related persons in the meaning of the provisions of the Article R. 621-43-1 of the French Monetary and Financial Code.
(b)	Collective investment plans (FCPE) primarily investing in Company shares.
(c)	Until May 30, 2008.
(d)	From June 1, 2008.

Stock options and restricted share grants policy

General policy

Stock options and restricted share grants concern only shares of TOTAL S.A. No options for or restricted grants of shares of any of the Group’s listed subsidiaries are awarded.

All plans are approved by the Board of Directors, based on recommendations by the Compensation Committee. For each plan, the Compensation Committee proposes a list of the beneficiaries and the number of options or restricted shares granted to each beneficiary. The Board of Directors then gives final approval for this list.

Stock options have a term of eight years, with an exercise price set at the average of the opening share prices during the 20 trading days prior to the award date, without any discount being applied. For the option plans established after 2002, options may only be exercised after an initial two-year period and the shares issued upon exercise may not be transferred prior to the termination of an additional two-year holding period. For the option plans established on July 17, 2007 and October 9, 2008, decided by the Board of Directors on July 17, 2007 and September 9, 2008, respectively, the transfer or conversion to bearer shares of shares issued from the exercise of stock options, for the beneficiaries of an employment contract with a non-French subsidiary on the date of the award, can take place after the termination of the initial two-year period.

Restricted share grants become final after a two-year vesting period, subject to a performance condition related to the Return on Equity (ROE) of the Group, based on the Group’s consolidated accounts in the fiscal year preceding the year of final attribution. This performance condition is defined in advance by the Board of Directors on recommendations by the Compensation Committee. At the end of this vesting period, and subject to these performance conditions, the restricted share grants become final. However, these shares may not be transferred prior to the end of an additional two-year holding period.

For the 2006, 2007 and 2008 Plans, the conditional restricted share grants are subject to a performance condition. This condition states that the number of restricted shares finally granted is based on the ROE of the Group related to the fiscal year preceding the year of the final grant. This final acquisition rate, expressed as a percentage of the restricted shares granted by the Board of Directors:

•	is equal to zero if the ROE is less than or equal to 10%;
•	varies on a straight-line basis between 0% and 80% if the ROE is more than 10% and less than 18%;
•	varies on a straight-line basis between 80% and 100% if the ROE is more than or equal to 18% and less than 30%; and
•	is equal to 100% if the ROE is more than or equal to 30%.

The 2005 Plan was subject to a performance condition that stated that the acquisition rate of the restricted shares granted was equal to zero if the ROE for 2006 was less than 10%, equal to 100% if the ROE was more than 20% and varied on a straight-line basis between 0% and 100% if the ROE was between 10% and 20%.

The grant of these options or restricted shares is used to complement, based upon individual performance assessments at the time of each plan, the Group-wide policy of developing employee shareholding (including saving plans, and capital increases reserved for employees every two years) which allows employees to be more closely associated with the financial and share price performance of TOTAL.

Grants to the Chairman, the Chief Executive Officer and executive officers

Pursuant to the requirements introduced by French law 2006-1770 of December 30, 2006, the Board of Directors decided that, for the share subscription option plans of July 17, 2007 and October 9, 2008, the Chairman of the Board and the Chief Executive Officer will have to hold a number of TOTAL shares representing 50% of the capital gains, net of tax and related contributions, resulting from the exercise of stock options under these plans in the form of TOTAL shares. Once the Chairman and the Chief Executive Officer hold a number of shares (including shares or interests in collective investment funds invested in Company securities) corresponding to more than five times their current gross annual fixed salary, this holding requirement will be reduced to 10%. If in the future this ratio is no longer met, the previous 50% holding requirement will once again apply.

The Chairman of the Board of Directors was not granted any stock options under the plan of October 9, 2008, created by the Board of Directors on September 9, 2008.

In addition, the Chairman of the Board of Directors was not granted any restricted shares under the plans awarded on July 18, 2006, July 17, 2007 and October 9, 2008.

The Chief Executive Officer was not granted any restricted shares under the plans awarded on July 18, 2006, July 17, 2007 and October 9, 2008.

In addition, as part of the share subscription option plans awarded on July 17, 2007 and September 9, 2008, the Board required that, for each beneficiary of more than 25,000 stock options, one third of the options granted in excess of this number be subject to a performance condition. This condition states that the final grant rate will be based on the ROE of the Group. The ROE will be calculated on the consolidated accounts published by TOTAL related to the fiscal year preceding the year of vesting. The grant rate:

•	is equal to zero if the ROE is less than or equal to 10%;
•	varies on a straight-line basis between 0% and 80% if the ROE is more than 10% and less than 18%;
•	varies on a straight-line basis between 80% and 100% if the ROE is more than or equal to 18% and less than 30%; and
•	is equal to 100% if the ROE is more than or equal to 30%.

SUMMARY OF COMPENSATION, STOCK OPTIONS AND RESTRICTED SHARES GRANTED TO THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

(€)	2008	2007
Thierry Desmarest Chairman of the Board of Directors

Compensation(a)	2,069,430	2,263,905
Value of options granted(b)	—	1,529,000
Value of restricted shares granted(c)	—	—
Total	2,069,430	3,792,905
Christophe de Margerie Chief Executive Officer

Compensation(a)	2,808,395	2,693,435
Value of options granted(b)	998,000	2,780,000
Value of restricted shares granted(c)	—	—
Total	3,806,395	5,473,435

(a)	Compensation further detailed in the table “— Compensation of the Chairman and the Chief Executive Officer”.
(b)	Options granted in 2008 are detailed in the table “— Stock options granted in 2008 to the Chairman and the Chief Executive Officer”. The value of options granted was calculated on the day they were granted using the Black-Scholes model based on the assumptions used for the consolidated accounts (see Note 25 to the Consolidated Financial Statements).
(c)	The Chairman and Chief Executive Officer were not granted any restricted shares as part of the plans awarded on July 17, 2007 and October 9, 2008.

COMPENSATION OF THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

	2008		2007
(€)	Amount due for 2008	Amount paid in 2008(a)	Amount due for 2007	Amount paid in 2007(a)
Thierry Desmarest Chairman of the Board of Directors

Fixed compensation	1,100,000	1,100,000	1,151,706	1,151,706
Variable compensation(b)	969,430	1,112,199	1,112,199	1,676,109
Extraordinary compensation	—	—	—	—
Directors’ fees	—	—	—	—
In-kind benefits	—	—	—	—
Total	2,069,430	2,212,199	2,263,905	2,827,815
Christophe de Margerie
Chief Executive Officer

Fixed compensation	1,250,000	1,250,000	1,191,580	1,191,580
Variable compensation(c)	1,552,875	1,496,335	1,496,335	705,140
Extraordinary compensation	—	—	—	—
Directors’ fees	—	—	—	—
In-kind benefits(d)	5,520	5,520	5,520	5,520
Total	2,808,395	2,751,855	2,693,435	1,902,240

(a)	Variable portion paid for prior fiscal year.
(b)	The variable portion for the Chairman is calculated by taking into account the Group’s return on equity during the relevant fiscal year, the Group’s earnings compared to those of other major international oil companies, as well as the Chairman’s personal contribution to the Group strategy, corporate governance and performance. The variable portion can reach a maximum amount of 100% of the fixed base salary. The objectives related to personal contribution were considered to be met in 2008.
(c)	The variable portion for the Chief Executive Officer is calculated by taking into account the Group’s return on equity during the relevant fiscal year, the Group’s earnings compared to those of other major international oil companies as well as the Chief Executive Officer’s personal contribution based on operational target criteria. The variable portion can reach a maximum amount of 140% of the fixed base salary, which may be increased up to 165% for exceptional performance. The objectives related to personal contribution were considered to be met in 2008.
(d)	Mr. de Margerie has the use of a company car.

STOCK OPTIONS GRANTED IN 2008 TO THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

	Date of plan		Type of options	Value of options (€ )		Number of options granted during fiscal year(a)	Exercise price (€)	Exercise period
Thierry Desmarest	2008 Plan	(b)	Subscription options	—		—	—	—
Chairman of the Board of Directors	10/09/2008
Total				—		—
Christophe de Margerie	2008 Plan	(b)	Subscription options	998,000	(c)	200,000	42.90	October 10, 2010
Chief Executive Officer	10/09/2008							October 9, 2016
Total				998,000	(c)	200,000

(a)	As part of the share subscription option plan awarded on October 9, 2008, the Board of Directors decided that for each beneficiary of more than 25,000 options, a portion of these options will be finally awarded after a two-year vesting period, subject to a performance condition.
(b)	Option plan decided by the Board of Directors on September 9, 2008, and awarded on October 9, 2008.
(c)	The value of options granted was calculated on the day they were granted using the Black-Scholes model based on the assumptions used for the consolidated accounts (see Note 25 to the Consolidated Financial Statements).

STOCK OPTIONS EXERCISED IN 2008 BY THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

	Date of plan	Number of options exercised during fiscal year	Exercise price (€)
Thierry Desmarest	2002 Plan
Chairman of the Board of Directors	07/09/2002	139,000	39.03
Total		139,000
Christophe de Margerie Chief Executive Officer	2000 Plan 07/11/2000	73,012	40.11
Total		73,012

RESTRICTED SHARE GRANTS AWARDED IN 2008 TO THE CHAIRMAN, THE CHIEF EXECUTIVE OFFICER OR ANY DIRECTOR (CONDITIONAL AWARD)

	Date of plan		Number of shares granted during fiscal year	Value of shares granted (€)(a)	Acquisition date	Availability date	Performance condition
Thierry Desmarest Chairman of the Board of Directors	2008 Plan 10/09/2008	(b)	—	—	—	—	—
Christophe de Margerie Chief Executive Officer	2008 Plan 10/09/2008	(b)	—	—	—	—	—
Daniel Boeuf Director representing the employee shareholders	2008 Plan 10/09/2008	(b)	588	18,175	10/10/2010	10/10/2012	Condition based on the Group’s ROE for fiscal year 2009
Total			588	18,175

(a)	The value of the restricted shares granted is determined on the day of the award in compliance with IFRS 2.
(b)	Share grant decided by the Board of Directors on September 9, 2008, and awarded on October 9, 2008. The Chairman and Chief Executive Officer were not granted any restricted shares as part of the plan awarded on October 9, 2008.

RESTRICTED SHARES FINALLY GRANTED IN 2008 TO THE CHAIRMAN, THE CHIEF EXECUTIVE OFFICER OR ANY DIRECTOR

	Date of plan	Number of shares finally granted during fiscal year(a)	Acquisition condition
Thierry Desmarest Chairman of the Board of Directors	2006 Plan 07/18/2006	—	n/a
Christophe de Margerie Chief Executive Officer	2006 Plan 07/18/2006	—	n/a
Daniel Boeuf Director representing the employee shareholders	2006 Plan 07/18/2006	416	(b	)
Total		416

(a)	Shares finally granted to the beneficiaries after a 2-year vesting period (i.e., on July 19, 2008).
(b)	The Chairman and Chief Executive Officer were not granted any restricted shares as part of the plan decided by the Board of Directors on July 18, 2006. In addition, the Board of Directors on May 6, 2008 noted that the acquisition rate, connected to the performance condition, amounted to 100%. Moreover, the transfer of the restricted shares finally granted will only be permitted after the end of a 2-year mandatory holding period (i.e., from July 19, 2010).

TOTAL stock options plans

The following table gives a breakdown of stock options awarded by category of beneficiaries (executive officers, senior managers and other employees) for the plans in effect during 2008.

		Number of beneficiaries	Number of options awarded(i)	Percentage		Average number of options per beneficiary(i)
2000 Plan(a)(f):
Purchase options	Executive officers(g)	24	246,200	10.2%		10,258
(Decision of the Board on July 11, 2000; exercise price: €162.70; discount: 0.0%, exercice price since May 24, 2006: €40.11(i))	Senior managers Other employees	298 2,740	660,700 1,518,745	27.2 62.6	% %	2,217 554
	Total	3,062	2,425,645	100%		792

2001 Plan(b)(f):
Purchase options	Executive officers(g)	21	295,350	11.0%		14,064
(Decision of the Board on July 10, 2001; exercise price: €168.20; discount: 0.0%, exercice price since May 24, 2006: €41.47(i))	Senior managers Other employees	281 3,318	648,950 1,749,075	24.1 64.9	% %	2,309 527
	Total	3,620	2,693,375	100%		744

2002 Plan(c)(f):
Purchase options	Executive officers(g)	28	333,600	11.6%		11,914
(Decision of the Board on July 9, 2002; exercise price: €158.30; discount: 0.0%, exercice price since May 24, 2006: €39.03(i))	Senior managers Other employees	299 3,537	732,500 1,804,750	25.5 62.9	% %	2,450 510
	Total	3,864	2,870,850	100%		743

2003 Plan(c)(f):
Subscription options	Executive officers(g)	28	356,500	12.2%		12,732
(Decision of the Board on July 16, 2003; exercise price: €133.20; discount: 0.0%, exercice price since May 24, 2006: €32.84(i))	Senior managers Other employees	319 3,603	749,206 1,829,600	25.5 62.3	% %	2,349 508
	Total	3,950	2,935,306	100%		743

2004 Plan(c):
Subscription options	Executive officers(g)	30	423,500	12.6%		14,117
(Decision of the Board on July 20, 2004; exercise price: €159.40; discount: 0.0%, exercice price since May 24, 2006: €39.30(i))	Senior managers Other employees	319 3,997	902,400 2,039,730	26.8 60.6	% %	2,829 510
	Total	4,346	3,365,630	100%		774

2005 Plan(c):
Subscription options	Executive officers(g)	30	370,040	24.3%		12,335
(Decision of the Board on July 19, 2005; exercise price: €198.90; discount: 0.0%, exercice price since May 24, 2006: €49.04(i))	Senior managers Other employees	330 2,361	574,140 581,940	37.6 38.1	% %	1,740 246
	Total	2,721	1,526,120	100%		561

2006 Plan(c):
Subscription options	Executive officers(g)	28	1,447,000	25.3%		51,679
(Decision of the Board on July 18, 2006; exercise price: €50.60; discount: 0.0%)	Senior managers Other employees	304 2,253	2,120,640 2,159,600	37.0 37.7	% %	6,976 959
	Total	2,585	5,727,240	100%		2,216

		Number of beneficiaries	Number of options awarded(i)	Percentage		Average number of options per beneficiary(i)
2007 Plan(d):
Subscription options	Executive officers(g)(h)	27	1,329,360	22,8%		49,236
(Decision of the Board on July 17, 2007; exercise price:€60.10; discount: 0.0%)	Senior managers Other employees	298 2,401	2,162,270 2,335,600	37,1 40,1	% %	7,256 973
	Total	2,726	5,827,230	100%		2,138

2008 Plan(e):
Subscription options	Executive officers(g)(h)	26	1,227,500	27.6%		47,212
(Grant decided by the Board of Directors on September 9, 2008 and awarded on October 9, 2008; exercise price: €42.90; discount: 0.0%)	Senior managers Other employees	298 1,690	1,988,420 1,233,890	44.7 27.7	% %	6,673 730
	Total	2,014	4,449,810	100%		2,209

(a)	Options are exercisable after a four-year vesting period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during the five-year period from the date of the Board meeting awarding the options.
(b)	Options are exercisable after January 1, 2005, and expire eight years after the date of the Board meeting awarding the options. The underlying shares may not be transferred during the four-year period from the date of the Board meeting awarding the options.
(c)	Options are exercisable after a two-year vesting period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during the four-year period from the date of the Board meeting awarding the options.
(d)	Options are exercisable after a two-year vesting period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during the four-year period from the date of the Board meeting awarding the options. The four-year transfer restriction period does not apply to employees of non-French subsidiaries as of July 17, 2007, who may transfer the underlying shares after July 18, 2009.
(e)	Options are exercisable after a two-year vesting period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during the four-year period from the date of the Board meeting awarding the options. The four-year transfer restriction period does not apply to employees of non-French subsidiaries as of October 09, 2008, who may transfer the underlying shares after October 10, 2010.
(f)	Certain employees of the Elf Aquitaine group in 1998 also benefited in 2000, 2001, 2002 and 2003 from the vesting of Elf Aquitaine options awarded in 1998 subject to performance conditions related to the Elf Aquitaine group from 1998 to 2002. These Elf Aquitaine plans expired on March 31, 2005.
(g)	Members of the Management Committee and the Treasurer as of the date of the Board meeting awarding the options.
(h)	The Chairman of the Board, not being a member of the Management Committee as of the Board of Directors meetings held on July 17, 2007 and September 9, 2008, is not included in the Executive Officers. The Chairman was granted 110,000 options by the July 17, 2007 Board meeting and no option as decided by the Board of Directors on September 9, 2008.
(i)	To take into account the spin-off of Arkema, pursuant to Articles 174-9, 174-12 and 174-13 of Decree number 67-236 of March 23, 1967, effective at that time and as of the date of the shareholders’ meeting on May 12, 2006, at its meeting of March 14, 2006, the Board of Directors resolved to adjust the rights of holders of TOTAL stock options. For each plan and each holder, the exercise prices for TOTAL stock options were multiplied by 0.986147 and the number of unexercised stock options was multiplied by 1.014048 (and then rounded up), effective as of May 24, 2006. Additionally, to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006, the exercise price for stock options was divided by four and the number of unexercised stock options was multiplied by four. The presentation in this table of the number of options initially awarded has not been adjusted to reflect the four-for-one stock split.

TOTAL STOCK OPTIONS AS OF DECEMBER 31, 2008

	2000 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	Total
Type of options	Purchase options	Purchase options	Purchase options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options
Date of the shareholders’ meeting	May 21, 1997	May 17, 2001	May 17, 2001	May 17, 2001	May 14, 2004	May 14, 2004	May 14, 2004	May 11, 2007	May 11, 2007
Date of the award(a)	July 11, 2000	July 10, 2001	July 9, 2002	July 16, 2003	July 20, 2004	July 19, 2005	July 18, 2006	July 17, 2007	October 9, 2008
Total number of options granted, including(b):	9,702,580	10,773,500	11,483,400	11,741,224	13,462,520	6,104,480	5,727,240	5,937,230	4,449,810	79,381,984
• directors(c)	200,000	300,000	240,000	240,000	240,000	240,720	400,720	310,840	200,660	2,372,940
• T. Desmarest	200,000	300,000	240,000	240,000	240,000	240,000	240,000	110,000	—	1,810,000
• C. de Margerie	n/a	n/a	n/a	n/a	n/a	n/a	160,000	200,000	200,000	560,000
• D. Boeuf	n/a	n/a	n/a	n/a	—	720	720	840	660	2,940
Additional award	—	16,000	—	—	24,000	134,400	—	—	—	174,400
Adjustments related to the spin-off of Arkema(d)	84,308	113,704	165,672	163,180	196,448	90,280	—	—	—	813,592
Date as of which the options may be exercised	July 12, 2004 (e)	January 1, 2005	July 10, 2004	July 17, 2005	July 21, 2006	July 20, 2007	July 19, 2008	July 18, 2009	October 10, 2010
Expiration date	July 11, 2008	July 10, 2009	July 9, 2010	July 16, 2011	July 20, 2012	July 19, 2013	July 18, 2014	July 17, 2015	October 9, 2016
Exercise price (€)(f)	40.11	41.47	39.03	32.84	39.30	49.04	50.60	60.10	42.90
Cumulated number of options exercised as of December 31, 2008	9,220,289	6,115,039	5,107,425	4,315,134	655,895	38,497	8,620	—	—
Cumulated number of options cancelled as of December 31, 2008	566,599	96,739	90,790	87,922	259,896	98,959	67,564	51,785	6,000
Number of options:
• Outstanding as of January 1, 2008	3,142,188	5,150,258	7,063,183	8,368,378	13,197,236	6,243,438	5,711,060	5,920,105	—	54,795,846
• Granted in 2008	—	—	—	—	—	—	—	—	4,449,810	4,449,810
• Cancelled in 2008	(480,475)	(3,652)	(13,392)	(25,184)	(118,140)	(34,032)	(53,304)	(34,660)	(6,000)	(768,839)
• Exercised in 2008	(2,661,713)	(455,180)	(598,934)	(841,846)	(311,919)	(17,702)	(6,700)	—	—	(4,893,994)
• Outstanding as of December 31, 2008	—	4,691,426	6,450,857	7,501,348	12,767,177	6,191,704	5,651,056	5,885,445	4,443,810	53,582,823

(a)	The date of the award is the date of the Board meeting awarding the options, except for the share subscription option plan of October 9, 2008 decided by the Board on September 9, 2008.
(b)	The number of options awarded before May 23, 2006, has been multiplied by four to take into account the four-for-one stock split approved by TOTAL’s shareholders’ meeting on May 12, 2006.
(c)	Options awarded to directors at the time of award. For the share subscription option plan of July 18, 2006, options awarded to Messrs. Thierry Desmarest, Chairman of the Board of Directors and CEO, Christophe de Margerie, Board member, and Daniel Boeuf, the director representing employee shareholders. For the share subscription option plan of July 17, 2007 and October 9, 2008, options awarded to Messrs. Desmarest, Chairman, de Margerie, CEO, and Boeuf, director representing employee shareholders.
(d)	Adjustments approved by the Board on March 14, 2006 pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 dated March 23, 1967 in effect at the time of the Board meeting as well as at the time of the shareholders’ meeting of TOTAL S.A. on May 12, 2006, related to the spin-off of Arkema. The adjustments were made on May 22, 2006 and became effective on May 24, 2006.
(e)	January 1, 2004 for employees under contract with a subsidiary incorporated outside of France.
(f)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from plans then-current has been divided by four. In addition, to take into account the Arkema spin-off, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006. Exercise prices prior to May 24, 2006, are shown in Note 25 to the Consolidated Financial Statements.

If all the outstanding stock options as of December 31, 2008, were exercised, the corresponding shares would represent 2.22%(1) of the Company’s potential share capital as of December 31, 2008.

(1)	Out of a total potential share capital of 2,415,383,826 shares, including 2,371,808,074 existing shares as of December 31, 2008, 42,965,666 shares that could be issued through the exercise of stock options awarded by the Company and 610,086 new shares that could be issued through the exercise of Elf Aquitaine options that benefit from exchange rights for TOTAL shares.

TOTAL STOCK OPTIONS AWARDED TO EXECUTIVE OFFICERS (MANAGEMENT COMMITTEE AND TREASURER) AS OF DECEMBER 31, 2008

	2000 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	Total
Type of options	Purchase options	Purchase options	Purchase options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options
Expiration date	July 11, 2008	July 10, 2009	July 9, 2010	July 16, 2011	July 20, 2012	July 19, 2013	July 18, 2014	July 17, 2015	October 9, 2016
Exercise price (€)(a)	40.11	41.47	39.03	32.84	39.30	49.04	50.60	60.10	42.90
Options granted by the Board(b)	523,800	627,000	722,400	808,904	1,028,000	882,240	1,016,920	1,203,840	1,240,000	8,053,104
Adjustments related to the spin-off of Arkema(c)	3,972	5,116	9,856	10,492	14,500	12,316	—	—	—	56,252
Outstanding options as of January 1, 2008	191,320	319,460	401,232	536,268	1,033,500	894,664	1,016,920	1,203,840		5,597,204
Options awarded in 2008(d)	—	—	—	—	—	—	—	—	1,240,000	1,240,000
Options exercised in 2008	(177,120)	(2,500)	—	(82,849)	(14,368)	—	—	—	—	(276,837)
Options cancelled in 2008	(14,200)	—	—	—	—	—	—	—	—	(14,200)
Options outstanding as of December 31, 2008	—	316,960	401,232	453,419	1,019,132	894,664	1,016,920	1,203,840	1,240,000	6,546,167

(a)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from plans then-current has been divided by four. In addition, to take into account the Arkema spin-off, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006. Exercise prices prior to May 24, 2006, are shown in Note 25 to the Consolidated Financial Statements.
(b)	The number of options awarded before May 23, 2006, has been multiplied by four to take into account the four-for-one stock split approved by TOTAL’s shareholders’ meeting on May 12, 2006.
(c)	Adjustments approved by the Board on March 14, 2006, pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 dated March 23, 1967 in effect at the time of the Board meeting as well as at the time of the shareholders’ meeting of TOTAL S.A. on May 12, 2006, related to the spin-off of Arkema. The adjustments were made on May 22, 2006 and became effective on May 24, 2006.
(d)	The number of options awarded in 2008 to executive officers, having this title as of December 31, 2008, does not match the amount shown in the table “— TOTAL stock options as of December 31, 2008”, due to the appointment of a new Management Committee member after the date the Board decided the share option plan.

Certain executive officers of TOTAL as of December 31, 2008, who were previously with the Elf Aquitaine group hold Elf Aquitaine options that, upon exercise, benefit from exchange rights for TOTAL shares based upon the exchange ratio used in the public tender offer of TOTAL for Elf Aquitaine in 1999, adjusted on May 22, 2006 to six TOTAL shares for each Elf Aquitaine share in order to take into account the Arkema spin-off and the four-for-one stock split.

Furthermore, as part of the share subscription option plans of July 17, 2007, and October 9, 2008, the Board of Directors required that for each beneficiary of more than 25,000 stock options, the grant be subject to a performance condition.

In addition, Mr. Daniel Boeuf, the director representing employee shareholders, has not exercised any option in 2008 and was awarded 660 share subscription options on October 9, 2008.

TOTAL STOCK OPTIONS AWARDED TO MR. THIERRY DESMAREST, CHAIRMAN OF THE BOARD OF TOTAL S.A.

	2000 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	Total
Type of options	Purchase options	Purchase options	Purchase options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options
Expiration date	July 11, 2008	July 10, 2009	July 9, 2010	July 16, 2011	July 20, 2012	July 19, 2013	July 18, 2014	July 17, 2015	October 9, 2016
Exercise price (€)(a)	40.11	41.47	39.03	32.84	39.30	49.04	50.60	60.10	42.90
Options granted by the Board(b)	200,000	300,000	240,000	240,000	240,000	240,000	240,000	110,000	—	1,810,000
Adjustments related to the spin-off of Arkema(c)	—	2,532	3,372	2,476	3,372	3,372	—	—	—	15,124
Outstanding options as of January 1, 2008	—	—	209,372	—	243,372	243,372	240,000	110,000		1,046,116
Options awarded in 2008	—	—	—	—	—	—	—	—	—	—
Options exercised in 2008	—	—	(139,000)	—	—	—	—	—	—	(139,000)
Options outstanding as of December 31, 2008	—	—	70,372	—	243,372	243,372	240,000	110,000	—	907,116

(a)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from plans then-current has been divided by four. In addition, to take into account the Arkema spin-off, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006. Exercise prices prior to May 24, 2006, are shown in Note 25 to the Consolidated Financial Statements.
(b)	The number of options awarded before May 23, 2006, has been multiplied by four to take into account the four-for-one stock split approved by TOTAL’s shareholders’ meeting on May 12, 2006.
(c)	Adjustments approved by the Board on March 14, 2006, pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 dated March 23, 1967, in effect at the time of the Board meeting as well as at the time of the shareholders’ meeting of TOTAL S.A. on May 12, 2006, related to the spin-off of Arkema. The adjustments were made on May 22, 2006, and became effective on May 24, 2006.

As part of the plan awarded on July 17, 2007, the Board has conditioned the award of these options to the Chairman of the Board on the fulfillment of a performance condition.

As of December 31, 2008, the Chairman of the Board of Directors’ outstanding options represent 0.038%(1) of the Company’s potential share capital as of December 31, 2008, and the exercise price of such options exceeds the price of the underlying shares.

(1)	Out of a total potential share capital of 2,415,383,826 shares, including 2,371,808,074 existing shares as of December 31, 2008, 42,965,666 shares that could be issued through the exercise of stock options awarded by the Company and 610,086 new shares that could be issued through the exercise of Elf Aquitaine options that benefit from exchange rights for TOTAL shares.

TOTAL STOCK OPTIONS AWARDED TO MR. CHRISTOPHE DE MARGERIE,

CHIEF EXECUTIVE OFFICER OF TOTAL S.A.

	2000 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	Total
Type of options	Purchase options	Purchase options	Purchase options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options
Expiration date	July 11, 2008	July 10, 2009	July 9, 2010	July 16, 2011	July 20, 2012	July 19, 2013	July 18, 2014	July 17, 2015	October 9, 2016
Exercise price (€)(a)	40.11	41.47	39.03	32.84	39.30	49.04	50.60	60.10	42.90
Options granted by the Board(b)	72,000	88,000	112,000	112,000	128,000	130,000	160,000	200,000	200,000	1,202,000
Adjustments related to the spin-off of Arkema(c)	1,012	1,240	1,576	1,576	1,800	1,828	—	—	—	9,032
Outstanding options as of January 1, 2008	73,012	89,240	113,576	113,576	129,800	131,828	160,000	200,000		1,011,032
Options awarded in 2008	—	—	—	—	—	—	—	—	200,000	200,000
Options exercised in 2008	(73,012)	—	—	—	—	—	—	—	—	(73,012)
Options outstanding as of December 31, 2008	—	89,240	113,576	113,576	129,800	131,828	160,000	200,000	200,000	1,138,020

(a)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from plans then-current was divided by four. In addition, to take into account the Arkema spin-off, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006. Exercise prices prior to May 24, 2006, are shown in Note 25 to the Consolidated Financial Statements.
(b)	The number of options awarded before May 23, 2006, has been multiplied by four to take into account the four-for-one stock split approved by TOTAL’s shareholders’ meeting on May 12, 2006.
(c)	Adjustments approved by the Board on March 14, 2006 pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 dated March 23, 1967, in effect at the time of the Board meeting as well as at the time of the shareholders’ meeting of TOTAL S.A. on May 12, 2006, related to the spin-off of Arkema. The adjustments were made on May 22, 2006, and became effective on May 24, 2006.

As part of the plans awarded on July 17, 2007 and October 9, 2008, the Board has conditioned the award of these options to the Chief Executive Officer on the fulfillment of a performance condition.

As of December 31, 2008, the Chief Executive Officer’s outstanding options represent 0.047%(1) of the Company’s potential share capital as of December 31, 2008, and only the exercise price of the 2003 Plan options is below the price of the underlying shares.

(1)	Out of a total potential share capital of 2,415,383,826 shares, including 2,371,808,074 existing shares as of December 31, 2008, 42,965,666 shares that could be issued through the exercise of stock options awarded by the Company and 610,086 new shares that could be issued through the exercise of Elf Aquitaine options that benefit from exchange rights for TOTAL shares.

STOCK OPTIONS AWARDED TO THE TEN EMPLOYEES (OTHER THAN DIRECTORS) RECEIVING THE LARGEST AWARDS/STOCK OPTIONS EXERCISED BY THE TEN EMPLOYEES (OTHER THAN DIRECTORS) EXERCISING THE LARGEST NUMBER OF OPTIONS

	Total number of options awarded/options exercised	Exercise price (€)		Date of the award(a)	Expiration date
Options awarded in 2008 to the ten employees of TOTAL S.A., or any company in the Group, receiving the largest number of options	700,000	42.90		10/09/2008	10/09/2016
Options exercised in 2008 by the ten employees of TOTAL S.A., or any company in the Group, exercising the largest number of options(b)	114,256	40.11		07/11/2000	07/11/2008
	42,430	41.47		07/10/2001	07/10/2009
	34,168	39.03		07/09/2002	07/09/2010
	96,284	32.84		07/16/2003	07/16/2011
	12,172	39.30		07/20/2004	07/20/2012
	299,310	37.81	(c)

(a)	The date of the award is the date of the Board meeting awarding the options, except for the share subscription option plan awarded on October 9, 2008, decided by the Board on September 9, 2008.
(b)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from plans then-current has been divided by four. In addition, to take into account the Arkema spin-off, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006. Exercise prices prior to May 24, 2006, are shown in Note 25 to the Consolidated Financial Statements.
(c)	Weighted-average price.

TOTAL restricted share grants

The following table gives a breakdown of restricted share grants by category of grantee (executive officers, senior managers and other employees).

		Number of grantees	Number of restricted shares granted(a)	Percentage	Average number of restricted shares per beneficiary
2005 Plan(b)	Executive Officers(f)	29	13,692	2.4%	472
(Decision of the Board on July 19, 2005)	Senior managers	330	74,512	13.1%	226
	Other employees(g)	6,956	481,926	84.5%	69
	Total	7,315	570,130	100%	78
2006 Plan(c)	Executive Officers(f)	26	49,200	2.2%	1,892
(Decision of the Board on July 18, 2006)	Senior managers	304	273,832	12.0%	901
	Other employees(g)	7,509	1,952,332	85.8%	260
	Total	7,839	2,275,364	100%	290
2007 Plan(d)	Executive Officers(f)	26	48,928	2.1%	1,882
(Decision of the Board on July 17, 2007)	Senior managers	297	272,128	11.5%	916
	Other employees(g)	8,291	2,045,309	86.4%	247
	Total	8,614	2,366,365	100%	275
2008 Plan(e)	Executive Officers(f)	25	49,100	1.8%	1,964
(Decision of the Board on September 9, 2008, and awarded on October 9, 2008)	Senior managers	300	348,156	12.5%	1,161
	Other employees(g)	9,028	2,394,712	85.8%	265
	Total	9,353	2,791,968	100%	299

(a)	The number of restricted shares granted shown in this table has not been recalculated to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(b)	Grant approved by the Board on July 19, 2005, pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. These restricted shares, which the Company purchased on the market in 2005, were finally granted after a two-year vesting period (i.e., on July 20, 2007). The final grant was conditioned to fulfilling a performance condition. The Board of Directors on May 3, 2007, noticed that the acquisition rate, connected to the performance condition, amounted to 100%. Moreover, the transfer of the restricted shares will not be permitted between the date of final grant and the end of a two-year mandatory holding period, on July 20, 2009. To provide for the eventual final grant of these restricted shares, the Company purchased 574,000 previously issued shares, par value €10 per share, on the market at an average price of €206.49 per share, par value €10 per share, the equivalent of an average price of €51.62 per share, par value €2.50 per share.
(c)	Grant approved by the Board on July 18, 2006, pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. These restricted shares, which the Company purchased on the market in 2006, were finally granted after a two-year vesting period (i.e., on July 19, 2008). The final grant was conditioned to fulfilling a performance condition. The Board of Directors on May 6, 2008, noticed that the acquisition rate, connected to the performance condition, amounted to 100%. Moreover, the transfer of the restricted shares will not be permitted until the end of a two-year mandatory holding period (i.e., from July 19, 2010). To provide for the eventual final grant of these restricted shares, the Company purchased 2,295,684 previously issued shares at an average price of €51.91 per share.
(d)	Grant approved by the Board on July 17, 2007, pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. Grants of these restricted shares, which the Company purchased on the market in 2007, will become final, subject to performance conditions after a two-year vesting period (i.e., on July 18, 2009). Moreover, the transfer of the restricted shares will not be permitted until the end of a two-year mandatory holding period (i.e., on July 18, 2011). To provide for the eventual final grant of these restricted shares, the Company purchased 2,387,355 previously issued shares at an average price of €61.49 per share.
(e)	Shares granted on October 9, 2008, as decided by the Board at its meeting on September 9, 2008, pursuant to the authorization given by the shareholders’ meeting on May 16, 2008. Grants of these restricted shares, which the Company purchased on the market in 2008, will become final, subject to performance conditions after a two-year vesting period (i.e., on October 10, 2010). Moreover, the transfer of the restricted shares will not be permitted until the end of a two-year mandatory holding period (i.e., on October 10, 2012). To provide for the eventual final grant of these restricted shares, the Company purchased 2,800,000 previously issued shares at an average price of €41.63 per share.
(f)	Members of the Management Committee and the Treasurer as of the date of the Board meeting granting the restricted shares. The Chairman of the Board and the Chief Executive Officer were not granted restricted shares under the 2006, 2007 and 2008 Plans.
(g)	Mr. Daniel Boeuf, employee of Total Raffinage Marketing, a subsidiary of TOTAL S.A. and the director of TOTAL S.A. representing employee shareholders, was granted 416 restricted shares by the July 19, 2005 Board meeting, 416 restricted shares by the July 18, 2006 Board meeting, 432 restricted shares by the July 17, 2007 Board meeting and 588 shares by the September 9, 2008 Board meeting.

RESTRICTED SHARE PLANS AS OF DECEMBER 31, 2008

	2005 Plan(a)(b)		2006 Plan(c)	2007 Plan(d)	2008 Plan(e)
Date of the shareholders’ meeting	May 17, 2005		May 17, 2005	May 17, 2005	May 16, 2008
Date of the award(f)	July 19, 2005		July 18, 2006	July 17, 2007	October 9, 2008
Closing price on the date of the award(g)	€52.13		€50.40	€61.62	€35.945
Average repurchase price per share paid by the Company	€51.62		€51.91	€61.49	€41.63
Total number of restricted shares granted to	2,280,520		2,275,364	2,366,365	2,791,968
• directors(h)	416		416	432	588
• ten employees with largest grants(i)	20,000		20,000	20,000	20,000
Start of the vesting period	July 19, 2005		July 18, 2006	July 17, 2007	October 9, 2008
Date of final grant, subject to specified condition (end of the vesting period)	July 20, 2007		July 19, 2008	July 18, 2009	October 10, 2010
Transfer possible from (end of the holding period)	July 20, 2009		July 19, 2010	July 18, 2011	October 10, 2012
Number of restricted shares:
• Outstanding as of January 1, 2008	—		2,263,956	2,363,057	—
• Granted in 2008	—		—	—	2,791,968
• Cancelled in 2008	2,840	(k)	(43,822)	(29,504)	(19,220)
• Finally granted in 2008(j)	(2,840	)(k)	(2,220,134)	(336)	—
• Outstanding as of December 31, 2008	—		—	2,333,217	2,772,748

(a)	Grant approved by the Board on July 19, 2005, pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. These restricted shares, which the Company purchased on the market in 2005, were finally granted after a two-year vesting period (i.e., on July 20, 2007). The final grant was conditioned to fulfilling a performance condition. The Board of Directors on May 3, 2007, noticed that the acquisition rate, connected to the performance condition, amounted to 100%. Moreover, the transfer of the restricted shares will not be permitted between the date of final grant and the end of a two-year mandatory holding period, on July 20, 2009. To provide for the eventual final grant of these restricted shares, the Company purchased 574,000 previously issued shares, par value €10 per share, on the market at an average price of €206.49 per share, par value €10 per share, the equivalent of an average price of €51.62 per share, par value €2.50 per share.
(b)	The number of restricted shares granted has been multiplied by four to take into account the four-for-one stock split approved by TOTAL shareholders’ meeting on May 12, 2006.
(c)	Grant approved by the Board on July 18, 2006, pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. These restricted shares, which the Company purchased on the market in 2006, were finally granted after a two-year vesting period (i.e., on July 19, 2008). The final grant was conditioned to fulfilling a performance condition. The Board of Directors on May 6, 2008, noticed that the acquisition rate, connected to the performance condition, amounted to 100%. Moreover, the transfer of the restricted shares will not be permitted until the end of a two-year mandatory holding period (i.e., from July 19, 2010).
(d)	Grant approved by the Board on July 17, 2007, pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. Grants of these restricted shares, which the Company purchased on the market in 2007, will become final, subject to performance conditions, after a two-year vesting period (i.e., on July 18, 2009). Moreover, the transfer of the restricted shares will not be permitted until the end of a two-year mandatory holding period (i.e., on July 18, 2011). To provide for the eventual final grant of these restricted shares, the Company purchased 2,387,355 previously issued shares at an average price of €61.49 per share.
(e)	Shares granted on October 9, 2008, as decided by the Board at its meeting on September 9, 2008, pursuant to the authorization given by the shareholders’ meeting on May 16, 2008. Grants of these restricted shares, which the Company purchased on the market in 2008, will become final, subject to performance conditions after a two-year vesting period (i.e., on October 10, 2010). Moreover, the transfer of the restricted shares will not be permitted until the end of a two-year mandatory holding period (i.e., on October 10, 2012). To provide for the eventual final grant of these restricted shares, the Company purchased 2,800,000 previously issued shares at an average price of €41.63 per share.
(f)	The date of the award is the date of the Board meeting awarding the restricted share grant, except for the restricted shares awarded on October 9, 2008, decided by the Board on September 9, 2008.
(g)	The closing price for TOTAL shares on July 19, 2005 (€208.50) has been divided by four in order to take into account the four-for-one stock split. The average repurchase price per share in 2005 (€206.49) has also been divided by four.
(h)	The Chairman of the Board was not granted restricted shares by the Board meetings on July 19, 2005, July 18, 2006, July 17, 2007, and September 9, 2008. Furthermore, Mr. Christophe de Margerie, Director of TOTAL S.A. since May 12, 2006 and Chief Executive Officer of TOTAL S.A. since February 13, 2007, was not granted restricted shares by the Board meetings of July 18, 2006, July 17, 2007, and September 9, 2008. The Chief Executive Officer was finally granted on July 20, 2007, the 2,000 restricted shares he had been granted by the Board meeting of July 19, 2005, date at which he was not a director of TOTAL S.A. Mr. Daniel Boeuf, the director of TOTAL S.A. representing employee shareholders, was finally granted on July 19, 2008, the 416 shares he had been granted by the July 18, 2006, Board meeting, and was granted 588 restricted shares by the September 9, 2008, Board meeting.
(i)	Employees of TOTAL S.A., or of any Group company, who were not directors of TOTAL S.A. as of the date of grant.
(j)	For the 2007 Plan, final grants following the death of the beneficiary.
(k)	Final restricted share grants for which entitlement right had been cancelled erroneously.

In case of a final award of the outstanding restricted shares as of December 31, 2008, the corresponding shares would represent 0.21%(1) of the Company’s potential share capital as of such date.

(1)	Out of a total potential share capital of 2,415,383,826 shares, including 2,371,808,074 existing shares as of December 31, 2008, 42,965,666 shares that could be issued through the exercise of stock options awarded by the Company and 610,086 new shares that could be issued through the exercise of Elf Aquitaine options that benefit from exchange rights for TOTAL shares.

RESTRICTED SHARE GRANTS TO THE TEN EMPLOYEES (OTHER THAN DIRECTORS) RECEIVING THE LARGEST AMOUNT OF GRANTS/RESTRICTED SHARES FINALLY GRANTED TO THE TEN EMPLOYEES (OTHER THAN DIRECTORS AT THE TIME) RECEIVING THE MOST SHARES

	Restricted share grants/Shares finally granted	Date of the award	Date of the final grant	End of the holding period
TOTAL restricted share grants decided by the Board meeting of September 9, 2008 to the ten employees (other than directors) receiving the largest amount of grants(a)	20,000	10/09/2008	10/10/2010	10/10/2012
TOTAL restricted shares finally granted in 2008, following the decision by the Board meeting of July 18, 2006, to the ten employees (other than directors at the time) receiving the largest amount of shares(b)	20,000	07/18/2006	07/19/2008	07/19/2010

(a)	Shares granted on October 9, 2008, as decided by the Board at its meeting on September 9, 2008, pursuant to the authorization given by the shareholders’ meeting on May 16, 2008. Grants of these restricted shares, which the Company purchased on the market in 2008, will become final, subject to performance conditions after a two-year vesting period (i.e., on October 10, 2010). Moreover, the transfer of the restricted shares will not be permitted until the end of a two-year mandatory holding period (i.e., on October 10, 2012).
(b)	Grant approved by the Board on July 18, 2006, pursuant to the authorization given by the shareholders’ meeting on May 17, 2005. These restricted shares, which the Company purchased on the market in 2006, were finally granted after a two-year vesting period (i.e., on July 19, 2008). The final grant was conditioned to fulfilling a performance condition. The Board of Directors on May 6, 2008, noticed that the acquisition rate, connected to the performance condition, amounted to 100%. Moreover, the transfer of the restricted shares will not be permitted until the end of a two-year mandatory holding period (i.e., from July 19, 2010).

Elf Aquitaine share subscription options

ELF AQUITAINE STOCK OPTIONS OF EXECUTIVE OFFICERS (MEMBERS OF THE MANAGEMENT COMMITTEE AND THE TREASURER AS OF DECEMBER 31, 2008)

Certain executive officers of TOTAL as of December 31, 2008, who were previously with the Elf Aquitaine group hold Elf Aquitaine options that, upon exercise, benefit from exchange rights for TOTAL shares based upon the exchange ratio used in the public tender offer of TOTAL for Elf Aquitaine in 1999.

This exchange ratio was adjusted on May 22, 2006, as described in note (c) to the table below as well as Note 25 to the Consolidated Financial Statements included elsewhere herein.

Elf Aquitaine stock subscription plan	1999 Plan No.1
Exercise price per Elf Aquitaine share (€)(a)	114.76
Expiration date	March 30, 2009
Options awarded	15,280
Adjustments for S.D.A. spin-off(b)	36
Options outstanding as of January 1, 2008	700
Options exercised in 2008	—
Options outstanding as of December 31, 2008	700
Corresponding number of TOTAL shares, as of December 31, 2008, likely to be created pursuant to the exchange guarantee(c)	4,200

(a)	Exercise price as of May 24, 2006. The exercise price for Elf Aquitaine share subscription options was adjusted to take into account the spin-off of S.D.A. (Société de Développement Arkema) by Elf Aquitaine. This adjustment consisted of multiplying the exercise price by 0.992769, effective as of May 24, 2006. Exercise prices prior to May 24, 2006, are shown in Note 25 to the Consolidated Financial Statements.
(b)	Adjustments approved by the Board of Elf Aquitaine on March 10, 2006, pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 dated March 23, 1967, in effect at the time of this meeting as well as at the time of the shareholders’ meeting of Elf Aquitaine on May 10, 2006, related to the spin-off of S.D.A. The adjustments were made on May 22, 2006, and became effective on May 24, 2006.
(c)	To take into account the spin-off of S.D.A. by Elf Aquitaine, the spin-off of Arkema by TOTAL S.A. and the four-for-one TOTAL stock split, on March 14, 2006 the Board of TOTAL S.A. approved an adjustment to the exchange ratio used under the exchange guarantee mentioned above. This exchange ratio was adjusted to become six TOTAL shares per each Elf Aquitaine share upon approval of the S.D.A. spin-off by the shareholders’ meeting of Elf Aquitaine on May 10, 2006, and of the Arkema spin-off as well as the four-for-one TOTAL stock split by the shareholders’ meeting of TOTAL S.A. on May 12, 2006.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of February 28, 2009, to the Company’s knowledge, Total Actionnariat France, an employee investment fund, held shares representing 2.9% of the Company’s shares and 5.7% of the voting rights in the Company. In addition, Frère-Bourgeois S.A. (mainly through Compagnie Nationale à Portefeuille) and the Desmarais family indirectly control Groupe Bruxelles Lambert. These parties have declared that, acting in concert, they hold 5.3% of the Company’s shares and 5.4% of the voting rights. Neither Total Actionnariat France, Compagnie Nationale à Portefeuille nor Groupe Bruxelles Lambert has voting rights different from other shareholders of the Company having held their shares in registered form for over two years.

As of March 31, 2009, there were 198,248,022 ADSs outstanding in the United States, representing approximately 8.4% of the total outstanding shares.

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. The Company does not know of any arrangements that may, at a subsequent date, result in a change of control of TOTAL.

Related Party Transactions

The Group’s main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in Note 24 to the Consolidated Financial Statements.

In the ordinary course of its business, TOTAL enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2007, and ending on March 31, 2009.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and other supplemental information

See pages F-1 through F-86 and S-1 through S-9 for TOTAL’s Consolidated Financial Statements and other supplemental information.

Legal or arbitration proceedings

While it is not feasible to predict the outcome of the pending claims, proceedings, and investigations described below with certainty, management is of the opinion that their ultimate disposition should not have a material adverse effect on the Company’s financial position, cash flows, or results of operations.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004 pursuant to the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of 31 people, including 21 workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been restored.

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

Regarding the cause of the explosion, the hypothesis that the explosion was caused by Grande Paroisse through the accidental mixing of hundreds of kilos of a chlorine compound at a storage site for ammonium nitrate was discredited over the course of the investigation. As a result, proceedings against ten of the eleven Grande Paroisse employees charged during the criminal investigation conducted by the Toulouse Regional Court (Tribunal de grande instance) were dismissed and this dismissal was upheld by the Court of Appeal of Toulouse. Nevertheless, the final experts’ report filed on May 11, 2006 continued to focus on the hypothesis of a chemical accident, although this hypothesis was not confirmed during the attempt to reconstruct the accident at the site. After having articulated several hypotheses, the experts no longer maintain that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006. Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

The Court of Appeal of Toulouse rejected all the requests for additional investigations that were submitted by Grande Paroisse, the former site manager and various plaintiffs after the end of the criminal investigation procedure. On July 9, 2007, the investigating judge brought charges against Grande Paroisse and the former site manager before the criminal chamber of the Court of Appeal of Toulouse. The trial for this case began on February 23, 2009, and is scheduled to last approximately four months. Furthermore, TOTAL S.A. and Mr. Thierry Desmarest received a request to appear before the court in the context of this trial.

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

After taking into account payments previously made and new claims in 2008, the provision for potential liability and complementary claims appearing in the Consolidated Balance Sheet stands at 256 M€ as of December 31, 2008 (which includes an increase of 140 M€ in 2008), compared to a provision of 134 M€ as of December 31, 2007.

Antitrust investigations

•

Following investigations into certain commercial practices in the chemicals industry in the United States, some subsidiaries of the Arkema(1) group are involved in civil liability lawsuits in the United States and Canada for violations of antitrust laws. TOTAL S.A. has been named in certain of these suits as the parent company.

In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anti-competitive practices involving certain products sold by Arkema. In January 2005, under one of these investigations, the European Commission fined Arkema 13.5 M€ and jointly fined Arkema and Elf Aquitaine 45 M€. Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

The Commission notified Arkema, TOTAL S.A. and Elf Aquitaine of complaints concerning two other product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations. In May 2006, the European Commission fined Arkema 78.7 M€ and 219.1 M€, as a result of, respectively, each of these two proceedings. Elf Aquitaine was held jointly and severally liable for, respectively, 65.1 M€ and 181.35 M€ of these fines while TOTAL S.A. was held jointly and severally liable, respectively, for 42 M€ and 140.4 M€. TOTAL S.A., Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in August 2007 concerning alleged anti-competitive practices related to another line of chemical products. As a result, Arkema and Elf Aquitaine have been jointly and severally fined in an amount of 22.7 M€ and individually in an amount of 20.43 M€ for Arkema and 15.89 M€ for Elf Aquitaine. The companies concerned appealed this decision to the relevant European court.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in March 2009 concerning alleged anti-competitive practices related to another line of chemical products. As of today, the Commission has not rendered a decision.

No facts have been alleged that would implicate TOTAL S.A. or Elf Aquitaine in the practices questioned in these proceedings, and the fines received are based solely on their status as parent companies.

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

•

As part of the agreement relating to the spin-off of Arkema, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for certain risks related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years that began in 2006, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings.

The guarantee covering the risks related to anti-competition violations in Europe applies to amounts above a 176.5 M€ threshold.

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

On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

•	The Group has recorded provisions amounting to 85 M€ in its consolidated financial statements as of December 31, 2008 to cover the risks mentioned above.

•

Moreover, as a result of investigations started by the European Commission in October 2002 concerning certain Refining & Marketing subsidiaries of the Group, Total Nederland N.V. and TOTAL S.A. received a statement of objections in October 2004. These proceedings resulted, in September 2006, in Total Nederland N.V. being fined 20.25 M€ and in TOTAL S.A. as its parent company being held jointly responsible for 13.5 M€ of this amount, although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Nederland N.V. have appealed this decision to the Court of First Instance of the European Union.

In addition, in May 2007, Total France and TOTAL S.A. received a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. These proceedings resulted, in October 2008, in Total France being fined 128.2 M€ and in TOTAL S.A., as its parent company, being held jointly responsible although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Raffinage & Marketing (the new corporate name of Total France) have appealed this decision to the Court of First Instance of the European Union.

•

Given the discretionary powers granted to the European Commission for determining fines relating to antitrust regulations, it is not currently possible to determine with certainty the outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the ultimate outcome of these proceedings, the Group believes that they will not have a material adverse effect on its financial condition or results.

Sinking of the Erika

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection. TOTAL S.A. was fined €375,000. The court also ordered compensation to be paid to the victims of pollution from the Erika up to an aggregate amount of 192 M€, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL believes that the finding of negligence and the related conviction for marine pollution are without substance as a matter of fact and as a matter of law. TOTAL also considers that this verdict is contrary to the intended aim of enhancing maritime transport safety.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it has nevertheless proposed to pay third parties who so request definitive compensation as determined by the court. As of today, thirty-six third parties have received compensation payments, representing an aggregate amount of 170.1 M€.

The hearing of the appeal before the Court of Appeals of Paris is expected to begin in October 2009.

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

The explosion caused minor injuries to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which have not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared the British subsidiary of TOTAL liable for the accident and solely liable for indemnifying the victims. TOTAL’s British subsidiary intends to appeal this decision.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties, and believes that, based on the information currently available, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

On December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including the British subsidiary of TOTAL. An initial court hearing is expected in the second quarter 2009.

Myanmar

Under the Belgian “universal jurisdiction” laws of June 16, 1993 and February 10, 1999, a complaint was filed in Belgium on April 25, 2002, against the Company, its Chairman and the former president of its subsidiary in Myanmar. These laws were repealed by the Belgian law of August 5, 2003 on “serious violations of international human rights”, which also provided a procedure for terminating certain proceedings that were underway. In this framework, the Belgian Cour de cassation terminated the proceedings against TOTAL in a decision dated June 29, 2005. The plaintiffs’ request to withdraw this decision was rejected by the Cour de cassation on March 28, 2007.

Despite this decision, the Belgian Ministry of Justice asked the Belgian federal prosecutor to request that the investigating judge reopen the case. The Belgian federal prosecutor decided to submit the admissibility of this request to the Court of Appeal of Brussels. In its decision of March 5, 2008, the Court of Appeal confirmed the termination of the proceedings against

TOTAL, its Chairman and the former president of its subsidiary, based on the principle of res judicata applying to the Cour de cassation’s decision of June 29, 2005. The plaintiffs have appealed the decision of March 5, 2008. On October 29, 2008, the Cour de cassation rejected the plaintiffs’ appeal, thus ending definitively the proceedings.

TOTAL has always maintained that the accusations made against the Company and its management arising out of the activities of its subsidiary in Myanmar were without substance as a matter of fact and as a matter of law.

South Africa

In a threatened class action proceeding in the United States, TOTAL, together with approximately 100 other multinational companies, is the subject of accusations by certain South African citizens who alleged that their human rights were violated during the era of apartheid by the army, the police or militias, and who consider that these companies were accomplices in the actions by the South African authorities at the time.

The claims against the companies named in the class action, which were not officially brought against TOTAL, were dismissed by a federal judge in New York. The plaintiffs appealed this dismissal and, after a procedural hearing on November 3, 2008, decided to remove TOTAL from the list of companies against which it was bringing claims.

Iran

In 2003, the SEC issued a non-public formal order directing a private investigation in the matter of certain oil companies (including, among others, TOTAL), in connection with the pursuit of business in Iran. In 2006, a judicial inquiry related to TOTAL was initiated in France. In 2007, the Company’s Chief Executive Officer was placed under formal investigation in relation to this inquiry, as the former President of the Middle East department of the Group’s Exploration & Production division.

The inquiry concerns an agreement concluded by the Group that relates to the South Pars gas field and allegations that certain payments were made under this agreement to Iranian officials in connection with contracts entered into between the Group and the National Iranian Oil Company (NIOC). The Company has not been notified of any significant developments in the proceedings since the formal investigation was launched. The Company believes that the negotiation and execution of the agreement did not violate any applicable laws or applicable international conventions. However, the Company cannot exclude the possibility that additional procedures may be initiated with respect to this matter.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza court, Total Italia is the subject of an investigation related to certain calls for tenders that it made for the preparation and development of the Tempa Rossa oil field. On February 16, 2009, as a preliminary measure before the proceedings go before the court, the preliminary investigating judge of Potenza served notice to Total Italia of a decision that would suspend the concession for this field for one year.

Total Italia is contesting the allegations and has appealed the decision by the preliminary investigation judge to the court of appeals of Potenza.

Oil-for-Food Program

Several countries have commenced investigations concerning possible violations related to the United Nations (UN) Oil-for-Food program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of corporate assets and as accessories to the corruption of foreign public agents. The Chief Executive Officer of the Company, formerly president of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the prosecutor’s office. The prosecutor’s office must now submit to the investigating judge its recommendation on whether or not to pursue the case.

The Company believes that its activities related to the Oil-for-Food program have been in compliance with this program, as organized by the UN in 1996.

Blue Rapid and the Russian Olympic Committee

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the

Paris Commercial Court against Elf Aquitaine concerning its withdrawal from an exploration and production project in Russia that was negotiated early in the 1990s.

Elf Aquitaine believes this claim to be unfounded.

On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim and found that the Russian Olympic Committee did not have standing in the matter. This decision has been appealed.

Dividend policy

The Company has paid dividends on its share capital in each year since 1946. Future dividends will depend on the Company’s earnings, financial condition and other factors. The payment and amount of dividends are subject to the recommendation of the Board of Directors and resolution by the Company’s shareholders’ at the annual shareholders’ meeting.

For the 2008 fiscal year, the Board of Directors has proposed a dividend of €2.28 per share. This proposed dividend will be voted on by the shareholders’ meeting to be held on May 15, 2009. An interim dividend of €1.14 per share was paid on November 19, 2008. If approved, the balance of €1.14 per share will be paid on May 22, 2009.

Dividends paid to holders of ADRs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of euro to dollars. See “Item 10. Additional Information — Taxation”, for a

summary of certain U.S. federal and French tax consequences to holders of shares and ADRs.

Significant changes

For a description of significant changes that have occurred since the date of the Company’s Consolidated Financial Statements, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, which include descriptions of certain recent 2009 activities.

ITEM 9. THE OFFER AND LISTING

Markets

The principal trading market for the shares is the Euronext Paris exchange in France. The shares are also listed on Euronext Brussels and the London Stock Exchange.

Offer and listing details

Trading on Euronext Paris

Official trading of listed securities on Euronext Paris, including the shares, is transacted through French investment service providers that are members of Euronext Paris and takes place continuously on each business day in Paris from 9:00 a.m. to 5:30 p.m. (Paris time), with a fixing of the closing price at 5:35 p.m. Euronext Paris may suspend or resume trading in a security listed on Euronext Paris, if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris.

The markets of Euronext Paris settle and transfer ownership three trading days after a transaction (T+3). Highly liquid shares, including those of the Company, are eligible for deferred settlement (Service de Règlement Différé — SRD). Payment and delivery for shares under the SRD occurs on the last trading day of each month. Use of the SRD service requires payment of a commission. Under this system, the determination date for settlement on the following month occurs on the fifth trading day prior to the last trading day (inclusive) of each month.

In France, the shares are included in the principal index published by Euronext Paris (the “CAC 40 Index”). The CAC 40 Index is derived daily by comparing the total market capitalization of 40 stocks traded on Euronext Paris to the total market capitalization of the stocks that made up the CAC 40 Index on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 Index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indices in France. In the UK, the shares are listed in both the FTSE Eurotop 100 and FTSEurofirst 300 index. As a result of the creation of Euronext, the shares are included in Euronext 100, the index representing Euronext’s blue chip companies based on market capitalization. The shares are also included in the Dow Jones Stoxx 50 and Dow Jones Euro Stoxx 50, blue chip indices comprised of the 50 most highly capitalized and most actively traded equities throughout Europe and within the European Monetary Union, respectively. Since June 2000, the shares have been included in the Dow Jones Global Titans Index which consists of 50 global companies selected based on market capitalization, book value, assets, revenue and earnings.

Pursuant to the vote of the May 12, 2006, shareholders’ meeting approving TOTAL’s four-for-one stock split, each shareholder received on May 18, 2006, four new TOTAL shares, par value of €2.50 per share, in return for each old share with a par value of €10. The table below sets forth, for the periods indicated, the reported high and low quoted prices in euros for the currently outstanding shares on Euronext Paris. Data prior to May 18, 2006, reported in this table has been adjusted to reflect this stock split by dividing stock prices by four. The May 12, 2006, shareholders’ meeting also approved the spin-off of Arkema and the allocation, as of May 18, 2006, of one Arkema share allocation right for each TOTAL share with a par value of €10, ten allocation rights entitling the holder to one Arkema share. Data prior to May 18, 2006, reported in the third and fourth columns of this table are adjusted in order to consider Arkema’s share allocation right partition.

Price per share (€)	High	Low	High adjusted	Low adjusted
2004	42.95	34.85	42.40	34.40
2005	57.28	39.50	56.54	38.99
2006	58.15	46.52	57.40	46.52
2007	63.40	48.33	—	—
First Quarter	55.45	48.33	—	—
Second Quarter	60.31	52.05	—	—
Third Quarter	63.40	50.52	—	—
Fourth Quarter	57.98	53.00	—	—

2008	59.50	31.52	—	—
First Quarter	59.50	45.45	—	—
Second Quarter	58.25	46.35	—	—
Third Quarter	54.24	40.50	—	—
Fourth Quarter	44.55	31.52	—	—
October	43.90	31.52	—	—
November	44.55	36.115	—	—
December	42.00	35.44	—	—

2009 (through March 31)	42.465	34.25	—	—
First Quarter	42.465	34.25	—	—
January	42.465	34.35	—	—
February	42.185	36.64	—	—
March	39.42	34.25	—	—

Trading on the New York Stock Exchange

ADRs have been listed on the New York Stock Exchange since October 25, 1991. The Bank of New York Mellon serves as depositary with respect to the ADRs traded on the New York Stock Exchange. The table below sets forth, for the periods indicated, the reported high and low prices quoted in dollars for the currently outstanding ADRs on the New York Stock Exchange. After the four-for-one stock split, which was approved by the shareholders’ meeting on May 12, 2006, and effective on May 18, 2006, and after the split of the ADRs by two on May 23, 2006, one ADR corresponds to one TOTAL share. Data prior to May 23, 2006, reported in this table has been adjusted to take into account this stock split by dividing ADR prices by two. The May 12, 2006, shareholders’ meeting also approved the spin-off of Arkema and the allocation, as from May 18, 2006, of one Arkema share allocation right for each TOTAL share with a par value of €10, ten allocation rights entitling the holder to one Arkema share. Data prior to May 23, 2006, reported in the third and fourth columns of this table has been adjusted in order to reflect Arkema’s share allocation right partition.

Price Per ADR ($)	High	Low	High adjusted	Low adjusted
2004	55.28	43.88	54.39	43.17
2005	68.97	51.87	67.86	51.03
2006	73.46	58.06	73.46	58.06
2007	87.34	63.89	—	—
First Quarter	72.65	63.89	—	—
Second Quarter	81.55	69.57	—	—
Third Quarter	87.34	68.01	—	—
Fourth Quarter	84.46	76.66	—	—

2008	91.34	42.60	—	—
First Quarter	86.90	67.11	—	—
Second Quarter	91.34	73.09	—	—
Third Quarter	83.99	57.19	—	—
Fourth Quarter	60.90	42.60	—	—
October	60.90	42.60	—	—
November	58.17	43.93	—	—
December	60.19	44.90	—	—

2009 (through March 31)	57.85	42.88	—	—
First Quarter	57.85	42.88	—	—
January	57.85	44.73	—	—
February	55.09	46.35	—	—
March	53.32	42.88	—	—

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Register Information

TOTAL S.A. is registered with the Nanterre Trade Register under the registration number 542 051 180.

Objects and Purposes

The Company’s purpose can be found in Article 3 of its statuts (the Company’s bylaws). Generally, the Company may engage in all activities relating to: (i) the exploration and extraction of mining deposits and the performance of industrial refining, processing, and trading of these materials, as well as their derivatives and by-products; (ii) the production and distribution of all forms of energy; (iii) the chemicals, rubber and health industries; (iv) the transportation and shipping of hydrocarbons and other products or materials relating to the Company’s business purpose; and (v) all financial, commercial, and industrial operations and operations relating to any fixed or unfixed assets and real estate, acquisitions of interests or holdings in any business or company that may relate to any of the above-mentioned purposes or to any similar or related purposes, of such nature as to promote the Company’s extension or its development.

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

Retirement

The number of directors of TOTAL who are acting in their own capacity or as permanent representatives of a legal entity and are over 70 years old may not exceed one-third of the number of directors in office at the end of the fiscal year. If such number is exceeded, the oldest Board member is automatically deemed to have resigned. Directors who are the permanent representative of a legal person may not continue in office beyond their 70th birthday.

Currently, the duties of the Chairman of the Board automatically cease on his 65th birthday at the latest. At its meeting of February 11, 2009, the Board resolved to propose to the shareholders’ meeting to be held on May 15, 2009, an amendment of the bylaws pertaining to the rules relating to the nomination of the Chairman. The amendment will allow the Board, as an exception to the currently applicable 65-year age limit, to appoint as Chairman of the Board for a period of up to two years a director who is more than 65 years old but less than 70 years old.

Shareholdings

Each director must own at least 1,000 shares of TOTAL during his or her term of office.

Election

Directors are elected for a term of three years. In 2003, TOTAL amended its Articles of Incorporation to provide for the election of one director to represent employee shareholders. This director was appointed for the first time at the shareholders’ meeting held on May 14, 2004.

Description of Shares

The following is a summary of the material rights of holders of fully paid shares and is based on the statuts of the Company and French Company Law as codified in Volume II of the French Commercial Code (referred to herein as the “French Company Law”). For more complete information, please read the statuts of TOTAL S.A., a copy of which has been filed as an exhibit to this Annual Report.

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

Under French Company Law, the Company must distribute dividends to its shareholders pro rata, according to their shareholdings. Dividends are payable to holders of outstanding shares on the date fixed by the shareholders’ meeting approving the distribution of dividends or, in the case of interim dividends, on the date fixed by the Company’s Board of Directors at the meeting that approves the distribution of interim dividends. Under French Company Law, dividends not claimed within five years of the date of payment revert to the French State.

Voting rights

Each shareholder of the Company is entitled to the number of votes he or she possesses, or for which he or she holds proxies. According to French Company Law, voting rights may not be exercised in respect of fractional shares.

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

French Company Law limits a shareholder’s right to vote in the following circumstances:

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

Under French Company Law, TOTAL S.A. may decrease its share capital only with the approval of its shareholders at an extraordinary shareholders’ meeting (or with a delegation of authority from its shareholders). There are two methods to reduce share capital: (i) by reducing the number of shares outstanding and (ii) by decreasing the nominal value of existing shares. The conditions under which the share capital may be reduced will vary depending upon whether the reduction is attributable to losses. The Company may reduce the number of outstanding shares either by an exchange of shares or by the repurchase and cancellation of its shares. Any decrease must meet the requirements of French Company Law, which states that all the holders of shares in each class of shares must be treated equally, unless the affected shareholders otherwise agree.

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

Cancellation of treasury shares

After receiving authorization through a shareholders’ meeting, the Board of Directors of the Company may cancel treasury shares owned by the Company in accordance with French Company Law up to a maximum of 10% of the share capital within any period of 24 months.

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

TOTAL share certificates have the characteristics of a bearer security, meaning they are:

•	negotiable outside France;
•	transmitted by delivery; and
•	fungible with TOTAL share certificates, which may be converted freely from bearer form to registration in an account.

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

The Company’s Board of Directors is required to convene an annual shareholders’ meeting for approval of the annual financial statements. This meeting must be held within six months of the end of the fiscal year. However, the president of the Tribunal de Commerce of Nanterre, the local French commercial court, may grant an extension of this six-month period. The Company may convene other ordinary and extraordinary meetings at any time during the year. Meetings of shareholders may be convened by the Board of Directors or, if it fails to call a meeting, by the Company’s statutory auditors or by a court-appointed agent. A shareholder or shareholders holding at least 5% of the share capital, the employee committee or another interested party under certain exceptional circumstances, may request that the court appoint an agent. The notice of meeting must state the agenda for the meeting.

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

Notice of a shareholders’ meeting is sent by mail at least 15 days (or six days in the event of shareholders’ meetings convened in the situation where the Company was subject to a tender offer to approve measures, the implementation of which would be likely to cause such tender offer to fail) before the meeting to all holders of registered shares who have held their shares for more than one month. However, in the case where the original meeting was adjourned because a quorum was not met, this time period is reduced to six days (or four days in the event of shareholders’ meetings convened in the situation where the Company were subject to a tender offer to approve measures, the implementation of which would be likely to cause such tender offer to fail).

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

Subject to the above restrictions, all of the Company’s shareholders have the right to participate in the Company’s shareholders’ meetings, either in person or by proxy. No shareholder may delegate voting authority to another person except the shareholder’s spouse or another shareholder or, if the shareholder is not a resident of France, by a registered intermediary in conformity with applicable regulations. Shareholders may vote, either in person, by proxy, or by mail, and each is entitled to as many votes as he or she possesses or as many shares as he or she holds proxies for. If the shareholder is a legal entity, it may be represented by a legal representative. A shareholder may grant a proxy to the Company by returning a blank proxy form. In this last case, the chairman of the shareholders’ meeting may vote the shares in favor of all resolutions proposed or agreed to by the Board of Directors and against all others. The Company will send proxy forms to shareholders upon request. In order to be counted, proxies must be received at least one day prior to the shareholders’ meeting at the Company’s registered office or at another address indicated in the notice convening the meeting. Under French Company Law, shares held by entities controlled directly or indirectly by the Company are not entitled to voting rights. There is no requirement that a shareholder have a minimum number of shares in order to be able to attend or be represented at shareholders’ meetings.

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

At an ordinary shareholders’ meeting, approval of any resolution requires the affirmative vote of a simple majority of the votes of the shareholders present or represented by proxy. The approval of any resolution at an extraordinary shareholders’ meeting requires the affirmative vote of a two-thirds majority of the votes cast, except that (i) any resolution to approve a capital increase by capitalization of reserves profits, or share premium or (ii) any resolution, in the situation where the Company is subject to a tender offer in order to approve an issuance of warrants allowing the subscription, at preferential conditions, of shares of the Company and the free allotment of such warrants to existing shareholders of the Company, the implementation of which would be likely to cause such tender offer to fail, only requires the affirmative vote of a simple majority of the votes cast. Notwithstanding these rules, a unanimous vote is required to increase shareholders’ liabilities. Abstention from voting by those present or represented by proxy is counted as a vote against any resolution submitted to a vote.

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

Requirement for holdings exceeding certain percentages

French Company Law provides that any individual or entity, acting alone or in concert with others, that holds, directly or indirectly, more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the outstanding shares or the voting rights(1) attached to the shares, or that increases or decreases its shareholding or voting rights by any of the above percentages must notify the Company by registered letter, with return receipt, within five business days of crossing that threshold, of the number of shares and voting rights it holds. An individual or entity must also notify the AMF, the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers, by registered letter, with return receipt, within five trading days of crossing that threshold. Any shareholder who fails to comply with these requirements will have its voting rights in excess of such thresholds suspended for a period of two years from the date such shareholder complies with the notification requirements and may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the Company’s Chairman, any of the Company’s shareholders or the Autorité des marchés financiers. In addition, every shareholder who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of shares representing 10% or 20% of the Company’s share capital must notify the Company and the Autorité des marchés financiers of its intentions for the 12 months following such an acquisition. Failure to comply with this notification of intentions will result in the suspension of the voting rights attached to the shares exceeding this 10% or 20% threshold held by the shareholder for a period of two years from the date on which the shareholder has cured such default and, upon a decision of the commercial court part or all the shares held by such shareholder may be suspended for up to five years.

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

This section does not apply to members of special classes of holders subject to special rules, including:

•	dealers in securities;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	tax-exempt organizations;
•	life insurance companies;
•	persons liable for alternative minimum tax;
•	persons that actually or constructively own 5% or more of the share capital or voting rights in TOTAL;
•	persons that hold the shares or ADSs as part of a straddle or a hedging or conversion transaction; or
•	persons whose functional currency is not the U.S. dollar.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and with respect to the description of the material French tax consequences, the laws of the Republic of France and French tax regulations, all as currently in effect, as well as on the Convention Between the United States and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated August 31, 1994 (the “Treaty”) as currently in effect. These laws, regulations and the Treaty are subject to change, possibly on a retroactive basis.

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

However, the rate may be reduced pursuant to a tax treaty or similar agreement. Under the Treaty, a U.S. Holder is generally entitled to a reduced rate of French withholding tax of 15% with respect to dividends, provided the ownership of shares or ADSs is not effectively attributable to a permanent establishment or to a fixed base in France and certain other requirements are satisfied.

Residents of France who are individuals and who receive dividends are taxed on 60% of the amount of the dividends received. In addition, French resident shareholders who are individuals are entitled to a tax credit (Crédit d’impôt) equal to 50% of the amount of dividends received but with an overall annual cap of €230 or, as the case may be, €115 depending on the marital status of the individual holder. In addition, residents of France may instead opt for a withholding tax equal to 18% of the dividends received and, in such a case, will not be eligible for the receipt of Crédit d’impôt.

Under French domestic law, shareholders who are not residents of France for tax purposes are not eligible to the benefit of the Crédit d’impôt. However, U.S. Holders who benefit from the Treaty may be entitled to the refund of the Crédit d’impôt (less applicable withholding tax). Please note that the French tax authorities have not yet provided for the procedure of refund of such credit.

U.S. Holders should consult their own tax advisors in order to determine the effect of the Treaty and the applicable procedures in respect of the Administrative Guidelines, in light of such particular circumstances.

The Administrative Guidelines set forth the conditions under which the reduced French withholding tax at the rate of 15% may be available. The immediate application of the reduced 15% rate is available to those U.S. Holders that may benefit from the so-called “simplified procedure” (within the meaning of the Administrative Guidelines).

Under the “simplified procedure”, U.S. Holders may claim the immediate application of withholding tax at the rate of 15% on the dividends to be received by them, provided that:

(i)	they furnish to the U.S. financial institution managing their securities account a certificate of residence conforming with the model attached to the Administrative Guidelines. The immediate application of the 15% withholding tax will be available only if the certificate of residence is sent to the U.S. financial institution managing their securities account before the dividend payment date. Furthermore, each financial institution managing the U.S. Holders’ securities account must also send to the French paying agent the figure of the total amount of dividends to be received which are eligible to the reduced withholding tax rate before the dividend payment date;

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

In the same way, regulated companies such as RIC, REIT or REMIC will have to send to the financial institution managing their securities account a certificate from the IRS indicating that they are classified as Regulated Companies (RIC, REIT or REMIC) within the provisions of the relevant sections of the IRC. In principle, this certification must be produced each year and before the dividend payment.

For a U.S. Holder that is not entitled to the “simplified” procedure and whose identity and tax residence are not known by the paying agent at the time of the payment, the 25% French withholding tax will be levied at the time the dividends are paid. Such U.S. Holder may, however, be entitled to a refund of the withholding tax in excess of the 15% rate under the “standard”, as opposed to the “simplified”, procedure, provided that the U.S. Holder furnishes to the French paying agent an application for refund on forms No. 5000-FR and/or 5001-FR (or any other relevant form to be issued by the French tax authorities), certified by the U.S. financial institution managing the U.S. Holder’s securities account (or, if not, by the competent U.S. tax authorities), before December 31 of the second year following the date of payment of the withholding tax at the 25% rate to the

French tax authorities, according to the requirements provided by the Administrative Guidelines. However, it will not be paid before January 15 of the year following the year in which the dividend was paid.

Copies of forms No. 5000-FR and 5001-FR (or any other relevant form to be issued by the French tax authorities) as well as the form of the certificate of residence and the U.S. financial institution certification, together with instructions, are available from the U.S. Internal Revenue Service and the French Centre des Impôts des Non-Residents at 10 rue du Centre, 93463 Noisy le Grand, France.

These forms, together with instructions, will also be provided by the Depositary to all U.S. Holders of ADRs registered with the Depositary. The Depositary will use reasonable efforts to follow the procedures established by the French tax authorities for U.S. Holders to benefit from the immediate application of the 15% French withholding tax rate or, as the case may be, to recover the excess 10% French withholding tax initially withheld and deducted in respect of dividends distributed to them by TOTAL, and obtain, in respect to dividend distributions made to U.S. Holders who are individuals, the refund of the Crédit d’impôt (less applicable withholding tax), in accordance with the procedures established by the French tax authorities. To effect such benefit, recovery and/or refund, the Depositary shall advise such U.S. Holder to return the relevant forms to it, properly completed and executed. Upon receipt of the relevant forms properly completed and executed by such U.S. Holder, the Depositary shall cause them to be filed with the appropriate French tax authorities, and upon receipt of any resulting remittance, the Depositary shall distribute to the U.S. Holder entitled thereto, as soon as practicable, the proceeds thereof in U.S. dollars.

The identity and address of the French paying agent is available from TOTAL.

U.S. taxation

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, the gross amount of dividend a U.S. Holder must include in gross income equals the amount paid by TOTAL plus any amount of the Crédit d’impôt described above (see “— French Taxes” above) transferred to the U.S. Holder with respect to this amount (including any French tax withheld with respect to the distribution made by TOTAL and the Crédit d’impôt) to the extent of the current and accumulated earnings and profits of TOTAL (as determined for U.S. federal income tax purposes). The dividend will be income from foreign sources. Dividends paid to a noncorporate U.S. Holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. TOTAL believes that dividends paid by TOTAL with respect to its shares or ADSs will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code. The dividend is taxable to the U.S. Holder when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. To the extent that an amount received by a U.S. Holder exceeds the allocable share of TOTAL’s current and accumulated earnings and profits, it will be applied first to reduce such holder’s tax basis in shares or ADSs owned by such holder and then, to the extent it exceeds the holder’s tax basis, it will constitute capital gain.

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

Subject to certain conditions and limitations, French taxes withheld in accordance with the Treaty will generally be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. Holder under French law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against such an individual’s United States federal income tax liability.

For this purpose, dividends distributed by TOTAL and the related Crédit d’impôt payments paid in taxable years beginning before January 1, 2007 generally will constitute “passive income”, or, in the case of certain U.S. Holders, “financial services income”, and dividends paid in taxable years beginning after December 31, 2006 will constitute “passive income”, or, in the case of certain U.S. Holders, “general income”, which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the U.S Holder. Alternatively, a U.S. Holder may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit.

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

A 3% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum of €5,000 per transfer) applies to certain transfers of shares in French companies. The duty does not apply to transfers of shares in TOTAL provided that the transfer is not evidenced by a written agreement, or that such written agreement is executed outside France.

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will recognize capital gain or loss upon the sale or disposition of shares or ADSs equal to the difference between the U.S. dollar value of the amount realized on the sale or disposition and the holder’s tax basis, determined in U.S. dollars, in the shares or ADSs. The gain or loss generally will be U.S. source gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period of the shares or ADSs is more than one year at the time of the disposition. Long-term capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2011 is taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitation.

Passive Foreign Investment Status

TOTAL believes that the Shares or ADSs will not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus is subject to change. If TOTAL is treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the Shares or ADSs, gain realized on the sale or other disposition of the Shares or ADSs would in general not be treated as capital gain. Instead a U.S. Holder would be treated as if he or she had realized such gain and certain “excess distributions” ratably over the holding period for the Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, in addition to which an interest charge in respect of the tax attributable to each such year would apply. Dividends paid will not be eligible for the special tax rates applicable to qualified dividend income if TOTAL is treated as a PFIC with respect to a U.S. Holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Documents on Display

TOTAL files annual, periodic, and other reports and information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information TOTAL files with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference rooms by calling the Securities and Exchange Commission for more information at 1-800-SEC-0330. All of TOTAL’s Securities and Exchange Commission filings made after December 31, 2001, are available to the public at the Securities and Exchange Commission web site at http://www.sec.gov and from certain commercial document retrieval services. You may also read and copy any document the Company files with the Securities and Exchange Commission at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to Note 31 to the Consolidated Financial Statements included elsewhere herein for a qualitative and quantitative discussion of the Group’s exposure to market risks. Please also refer to Note 30 to the Consolidated Financial Statements included elsewhere herein for details of the different derivatives owned by the Group in these markets.

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are principally interest rate and currency swaps. The Group may also use, on a less frequent basis, futures, caps, floors and options contracts. These operations and their accounting treatment are detailed in Note 1 paragraph M and Notes 20, 28 and 29 to the Consolidated Financial Statements included elsewhere herein.

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

Management’s Annual Report on Internal Control Over Financial Reporting

The Group’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, the effectiveness of an internal control system may change over time.

The Group’s management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of internal control over financial reporting as of December 31, 2008, was audited by KPMG S.A. and Ernst & Young Audit, independent registered public accounting firms, as stated in their report beginning on page F-2 of this Annual Report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the fiscal years ended December 31, 2008 and 2007, fees for services provided by Ernst & Young Audit and KPMG were as follows:

	KPMG Year Ended December 31,		Ernst & Young Audit Year Ended December 31,
(M€)	2008	2007	2008	2007
Audit Fees	15.9	15.7	17.7	17.3
Audit-Related Fees(a)	3.4	2.6	1.0	0.7
Tax Fees(b)	1.2	1.2	1.8	1.7
All Other Fees(c)	0.2	0.2	0.0	0.1
Total	20.7	19.7	20.5	19.8

(a)	Audit-related fees are generally fees billed for services that are closely related to the performance of the audit or review of financial statements. These include due diligence services related to business combinations, attestation services not required by statute or regulation, agreed upon or expanded auditing procedures related to accounting or billing records required to respond to or comply with financial, accounting or regulatory reporting matters, consultations concerning financial accounting and reporting standards, information system reviews, internal control reviews and assistance with internal control reporting requirements.
(b)	Tax fees are fees for services related to international and domestic tax compliance, including the preparation of tax returns and claims for refund, tax planning and tax advice, including assistance with tax audits and tax appeals, and tax services regarding statutory, regulatory or administrative developments and expatriate tax assistance and compliance.
(c)	All other fees are principally for risk management advisory services.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved. This policy provides for both general pre-approval of certain types of services through the use of an annual budget approved by the Audit Committee for these types of services and special pre-approval of services by the Audit Committee on a case-by-case basis. The Audit Committee reviews on an annual basis the services provided by the statutory auditors. During 2008, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number Of Shares Purchased	Average Price Paid Per Share (€)	Total Number Of Shares Purchased, As Part Of Publicly Announced Plans Or Programs		Maximum Number Of Shares That May Yet Be Purchased Under The Plans Or Programs(c)
January 2008	4,100,000	51.39	4,100,000	(b)	84,436,108
February 2008	1,624,000	50.01	1,624,000	(b)	82,881,230
March 2008	3,276,000	47,80	3,276,000	(a)	79,659,940
April 2008	1,250,000	49.12	1,250,000	(a)	79,254,626
May 2008	1,868,000	54.85	1,868,000	(a)(b)	78,708,334
June 2008	3,882,000	52.97	3,882,000	(b)	75,379,616
July 2008	2,120,000	50.65	2,120,000	(b)	103,468,536
August 2008	2,198,500	48.16	2,198,500	(b)	101,316,940
September 2008	3,681,500	44.10	3,681,500	(b)	97,660,059
October 2008	3,600,000	40.32	3,600,000	(b)	94,063,057
November 2008	—	—	—		94,074,937
December 2008	—	—	—		94,098,712
January 2009	—	—	—		94,103,139
February 2009	—	—	—		94,121,817

(a)	Since May 14, 2007: the shareholders’ meeting of May 11, 2007, authorized the Board of Directors to trade the company’s own shares on the market for a period of 18 months within the framework of the share purchase program. The maximum number of shares that may be purchased by virtue of this authorization may not exceed 10% of the total number of shares constituting the share capital, this amount being periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares the Company holds, either directly or indirectly through its subsidiaries, exceed 10% of the share capital. Under this authorization, 35,615,355 shares have been repurchased from May 14, 2007 to May 16, 2008.
(b)	Since May 19, 2008: the shareholders’ meeting of May 16, 2008, cancelled and replaced the previous resolution from the shareholders’ meeting of May 11, 2007, authorizing the Board of Directors to trade in the Company’s own shares on the market for a period of 18 months within the framework of the stock purchase program. The maximum number of shares that may be purchased by virtue of this authorization may not exceed 10% of the total number of shares constituting the share capital, this amount being periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares the Company holds, either directly or indirectly through its subsidiaries, exceed 10% of the share capital. Under this authorization, 16,422,000 shares have been repurchased from May 19, 2008 to February 28, 2009, including 2,800,000 shares that were purchased to cover restricted share grants to Group employees.
(c)	Based on 10% of the Company’s share capital, and after deducting the shares held by the Company for cancellation and the shares held by the Company to cover the share purchase option plans for Company employees and restricted share grants for Company employees, as well as after deducting the shares held by the subsidiaries.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Summary of Significant Differences between French Corporate Governance Practices and the NYSE’s Corporate Governance Standards

Overview

The following paragraphs provide a brief, general summary of significant differences between the corporate governance standards followed by TOTAL under French law and guidelines, and those required by the listing standards of the New York Stock Exchange (the “NYSE”) for U.S. companies that have common stock listed on the NYSE.

The principal sources of corporate governance standards in France are the French Commercial Code (Code de Commerce) and the French Financial and Monetary Code (Code monétaire et financier), both as amended inter alia in August 2003 by the French Financial Security Act (Loi de sécurité financière), as well as a number of general recommendations and guidelines on corporate governance, most notably the Corporate Governance Code for Listed Companies published in 2008 by the principal French business confederations, the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) (the “AFEP-MEDEF Code”). The AFEP-MEDEF Code includes, among other things, recommendations relating to the role and operation of the board of directors (creation, composition and evaluation of the board of directors and the audit, compensation and nominating committees) and the independence criteria for board members. The French Financial Security Act prohibits statutory auditors from providing certain non-audit services and defines certain criteria for the independence of statutory auditors. In France, the independence of statutory auditors is also monitored by an independent body, the High Council for Statutory Auditors (Haut Conseil du commissariat aux comptes).

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

French law does not contain any independence requirement for the members of the board of directors of a French company, unless the board establishes an audit committee, as described below, and the functions of board chairman and chief executive officer are frequently performed by the same person. The AFEP- MEDEF Code recommends, however, that at least half of the members of the board of directors be independent in companies that have a dispersed ownership structure and no controlling shareholder. The AFEP-MEDEF Code states that a director is independent when “he or she has no relationship of any nature with the company, its group or the management of either, that may compromise the exercise of his or her freedom of judgment.” The Code also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE’s rules although the specific tests under the two standards may vary on some points.

Based on the proposal of TOTAL’s Nominating & Corporate Governance Committee, the Board of Directors of TOTAL considers that all of the directors of the Company are independent, with the exceptions of Mr. Desmarest, Chairman of the Board of Directors, Mr. de Margerie, Chief Executive Officer of the Company, Mr. Boeuf, the director representing employee shareholders, and Mrs. Lauvergeon, CEO of a company of which Mr. Desmarest sits on the board.

Board committees

Overview. The NYSE listing standards require that a U.S. listed company have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

With the exception of an audit committee, as described below, French law requires neither the establishment of board committees nor the adoption of written charters.

The AFEP-MEDEF Code recommends, however, that the board of directors set up, in addition to an audit committee, a nominating committee and a compensation committee, indicating that the nominating and compensation committees may form one committee. The AFEP-MEDEF Code also recommends that at least two-thirds of the audit committee members and a majority of the members of each of the compensation committee and the nominating committee be independent directors.

TOTAL has established an Audit Committee, a Nominating & Corporate Governance Committee and a Compensation Committee, and considers all of the members of these committees to be independent with the exception of Mr. Desmarest, who chairs the Nominating & Corporate Governance Committee. For the membership of each committee, see “Item 6. Corporate

Governance”. Each of these committees has a charter that defines the scope of its activity.

Audit committee. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Some, but not all, of these requirements also apply to non-U.S. listed companies, such as TOTAL.

French law requires the board of directors of companies listed in France either to establish an audit committee or to perform itself the functions of an audit committee. If the board appoints an audit committee, at least one member must be an independent director and must be competent in finance or accounting.

Pursuant to French law and the AFEP-MEDEF Code, the audit committee is responsible for, among other things, examining the company’s risk exposure and material off-balance sheet commitments and the scope of consolidation, reviewing the financial statements, monitoring the efficiency of internal control procedures, managing the process of selecting statutory auditors, expressing an opinion on the amount of their fees and monitoring compliance with rules designed to ensure auditor independence, regularly interviewing statutory auditors without executive management present and calling upon outside experts if necessary.

Although the audit committee requirements under French law and recommendations under the AFEP-MEDEF Code are less detailed than those contained in the NYSE listing standards, the NYSE listing standards, French law and the AFEP-MEDEF Code share the goal of establishing a system for overseeing the company’s accounting that is independent from management and that ensures auditor independence. As a result, they address similar topics, and there is some overlap.

For the specific tasks performed by the Audit Committee of TOTAL that exceed those required by French law and those recommended by the AFEP-MEDEF Code, see “Item 6. Corporate Governance — Audit Committee”.

One structural difference between the legal status of the audit committee of a U.S. listed company and that of a French listed company concerns the degree of the committee’s involvement in managing the relationship between the company and the auditor. French law requires French companies that publish consolidated financial statements, such as TOTAL, to have two co-auditors. While the NYSE listing standards require that the audit committee of a U.S. listed company have direct responsibility for the appointment, compensation, retention, and oversight of the work of the auditor, French law provides that the election of the co-auditors is the sole responsibility of the shareholders’ meeting. In making its decision, the shareholders meeting may rely on proposals submitted to it by the board of directors, the decision of the latter being taken upon consultation with the audit committee. The shareholders’ meeting elects the auditors for an audit period of six fiscal years. The auditors may only be dismissed by a court and only on grounds of professional negligence or incapacity to perform their mission.

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

French law requires neither the adoption of such guidelines nor the publication of such certifications. The AFEP-MEDEF Code recommends, however, that the board of directors of a French listed company perform an annual review of its operation and that a formal evaluation, possibly with the assistance of an outside consultant, be undertaken every three years, which for TOTAL took place in November 2006, and that shareholders be informed each year in the annual report of the evaluations.

Code of business conduct and ethics

The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement or recommendation under French law. However, under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including TOTAL, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officer and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For a discussion of the code of ethics adopted by TOTAL, see “Item 6. Corporate Governance” and “Item 16B. Code of Ethics”.

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

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

1.	Statuts of TOTAL S.A. (as amended through December 31, 2008)

8.	List of Subsidiaries (see Note 35 to the Consolidated Financial Statements included in this Annual Report)

11.	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005)

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

15	Consent of ERNST & YOUNG AUDIT and of KPMG S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOTAL S.A.

By:	/s/ CHRISTOPHE DE MARGERIE
Name: Christophe de Margerie
Title: Chief Executive Officer

Date: April 3, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2008

The Board of Directors and Shareholders

TOTAL S.A.

We have audited the accompanying consolidated balance sheets of TOTAL S.A. and subsidiaries (the “Company”) as of December 31, 2008, 2007 and 2006, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008, 2007 and 2006, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 2, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Paris-La Défense, France

April 2, 2009

KPMG AUDIT	ERNST & YOUNG Audit
A division of KPMG S.A.	/S/ GABRIEL GALET	/S/ PHILIPPE DIU
/S/ RENÉ AMIRKHANIAN	Gabriel Galet	Philippe Diu
René Amirkhanian

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Year ended December 31, 2008

The Board of Directors and Shareholders

TOTAL S.A.

We have audited TOTAL S.A. and subsidiaries’ (“the Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008, 2007 and 2006 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2008, and our report dated April 2, 2009 expressed an unqualified opinion on those consolidated financial statements.

Paris-La-Défense, France

April 2, 2009

KPMG AUDIT	ERNST & YOUNG Audit
A division of KPMG S.A.	/S/ GABRIEL GALET	/S/ PHILIPPE DIU
/S/ RENÉ AMIRKHANIAN	Gabriel Galet	Philippe Diu
René Amirkhanian

CONSOLIDATED STATEMENT OF INCOME

TOTAL

For the year ended December 31, (M€)(a)		2008	2007	2006
Sales	(Notes 4 & 5)	179,976	158,752	153,802
Excise taxes		(19,645)	(21,928)	(21,113)
Revenues from sales		160,331	136,824	132,689

Purchases net of inventory variation	(Note 6)	(111,024)	(87,807)	(83,334)
Other operating expenses	(Note 6)	(19,101)	(17,414)	(19,536)
Exploration costs	(Note 6)	(764)	(877)	(634)
Depreciation, depletion and amortization of tangible assets and mineral interests		(5,755)	(5,425)	(5,055)
Other income	(Note 7)	369	674	789
Other expense	(Note 7)	(554)	(470)	(703)

Financial interest on debt		(1,000)	(1,783)	(1,731)
Financial income from marketable securities & cash equivalents		473	1,244	1,367
Cost of net debt	(Note 29)	(527)	(539)	(364)
Other financial income	(Note 8)	728	643	592
Other financial expense	(Note 8)	(325)	(274)	(277)

Equity in income (loss) of affiliates	(Note 12)	1,721	1,775	1,693

Income taxes	(Note 9)	(14,146)	(13,575)	(13,720)
Net income from continuing operations (Group without Arkema)		10,953	13,535	12,140
Net income from discontinued operations (Arkema)	(Note 34)	—	—	(5)
Consolidated net income		10,953	13,535	12,135
Group share		10,590	13,181	11,768
Minority interests		363	354	367
Earnings per share (€)(b)		4.74	5.84	5.13
Fully-diluted earnings per share (€)(b)		4.71	5.80	5.09

(a)	Except for per share amounts.
(b)	The earnings per share from continuing and discontinued operations are disclosed in Note 34 to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

TOTAL

As of December 31, (M€)		2008	2007	2006
ASSETS
Non-current assets
Intangible assets, net	(Notes 5 & 10)	5,341	4,650	4,705
Property, plant and equipment, net	(Notes 5 & 11)	46,142	41,467	40,576
Equity affiliates: investments and loans	(Note 12)	14,668	15,280	13,331
Other investments	(Note 13)	1,165	1,291	1,250
Hedging instruments of non-current financial debt	(Note 20)	892	460	486
Other non-current assets	(Note 14)	3,044	2,155	2,088
Total non-current assets		71,252	65,303	62,436
Current assets
Inventories, net	(Note 15)	9,621	13,851	11,746
Accounts receivable, net	(Note 16)	15,287	19,129	17,393
Other current assets	(Note 16)	9,642	8,006	7,247
Current financial assets	(Note 20)	187	1,264	3,908
Cash and cash equivalents	(Note 27)	12,321	5,988	2,493
Total current assets		47,058	48,238	42,787
Total assets		118,310	113,541	105,223
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		5,930	5,989	6,064
Paid-in surplus and retained earnings		52,947	48,797	41,460
Currency translation adjustment		(4,876)	(4,396)	(1,383)
Treasury shares		(5,009)	(5,532)	(5,820)
Total shareholders’ equity - Group share	(Note 17)	48,992	44,858	40,321
Minority interests		958	842	827
Total shareholders’ equity		49,950	45,700	41,148
Non-current liabilities
Deferred income taxes	(Note 9)	7,973	7,933	7,139
Employee benefits	(Note 18)	2,011	2,527	2,773
Provisions and other non-current liabilities	(Note 19)	7,858	6,843	6,467
Total non-current liabilities		17,842	17,303	16,379
Non-current financial debt	(Note 20)	16,191	14,876	14,174
Current liabilities
Accounts payable		14,815	18,183	15,080
Other creditors and accrued liabilities	(Note 21)	11,632	12,806	12,509
Current borrowings	(Note 20)	7,722	4,613	5,858
Other current financial liabilities	(Note 20)	158	60	75
Total current liabilities		34,327	35,662	33,522
Total liabilities and shareholders’ equity		118,310	113,541	105,223

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(Note 27)
For the year ended December 31, (M€)	2008	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	10,953	13,535	12,135
Depreciation, depletion and amortization	6,197	5,946	5,555
Non-current liabilities, valuation allowances, and deferred taxes	(150)	826	601
Impact of coverage of pension benefit plans	(505)	—	(179)
(Gains) losses on disposals of assets	(257)	(639)	(789)
Undistributed affiliates’ equity earnings	(311)	(821)	(952)
(Increase) decrease in working capital	2,571	(1,476)	(441)
Other changes, net	171	315	131
Cash flow from operating activities	18,669	17,686	16,061
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(11,861)	(10,549)	(9,910)
Acquisitions of subsidiaries, net of cash acquired	(559)	(20)	(127)
Investments in equity affiliates and other securities	(416)	(351)	(402)
Increase in non-current loans	(804)	(802)	(1,413)
Total expenditures	(13,640)	(11,722)	(11,852)
Proceeds from disposal of intangible assets and property, plant and equipment	130	569	413
Proceeds from disposal of subsidiaries, net of cash sold	88	5	18
Proceeds from disposal of non-current investments	1,233	527	699
Repayment of non-current loans	1,134	455	1,148
Total divestments	2,585	1,556	2,278
Cash flow used in investing activities	(11,055)	(10,166)	(9,574)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	262	89	511
- Treasury shares	(1,189)	(1,526)	(3,830)
- Minority shareholders	(4)	2	17
Dividends paid:
- Parent company shareholders	(4,945)	(4,510)	(3,999)
- Minority shareholders	(213)	(228)	(326)
Net issuance (repayment) of non-current debt	3,009	3,220	3,722
Increase (decrease) in current borrowings	1,437	(2,654)	(6)
Increase (decrease) in current financial assets and liabilities	850	2,265	(3,496)
Cash flow used in financing activities	(793)	(3,342)	(7,407)
Net increase (decrease) in cash and cash equivalents	6,821	4,178	(920)
Effect of exchange rates	(488)	(683)	(905)
Cash and cash equivalents at the beginning of the period	5,988	2,493	4,318
Cash and cash equivalents at the end of the period	12,321	5,988	2,493

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

	Common shares issued		Paid in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity Group share	Minority interests	Total shareholders’ equity
(M€)	Number	Amount			Number	Amount
As of January 1, 2006	615,116,296	6,151	37,504	1,421	(34,249,332)	(4,431)	40,645	838	41,483
Net income 2006	—	—	11,768	—	—	—	11,768	367	12,135
Items recognized directly in equity (Note 17)	—	—	(37)	(2,595)	—	—	(2,632)	(44)	(2,676)
Total excluding transactions with shareholders	—	—	11,731	(2,595)	—	—	9,136	323	9,459
Four-for-one stock split	1,845,348,888	—	—	—	(102,747,996)	—	—	—	—
Spin-off of Arkema	—	—	(2,061)	(209)	—	16	(2,254)	(8)	(2,262)
Dividend	—	—	(3,999)	—	—	—	(3,999)	(326)	(4,325)
Issuance of common shares (Note 17)	12,322,769	30	469	—	—	—	499	—	499
Purchase of treasury shares	—	—	—	—	(78,220,684)	(4,095)	(4,095)	—	(4,095)
Sale of treasury shares	—	—	—	—	6,997,305	232	232	—	232
Share-based payments (Note 25)	—	—	157	—	—	—	157	—	157
Transactions with shareholders	1,857,671,657	30	(5,434)	(209)	(173,971,375)	(3,847)	(9,460)	(334)	(9,794)
Share cancellation (Note 17)	(47,020,000)	(117)	(2,341)	—	47,020,000	2,458	—	—	—
As of December 31, 2006	2,425,767,953	6,064	41,460	(1,383)	(161,200,707)	(5,820)	40,321	827	41,148
Net income 2007	—	—	13,181	—	—	—	13,181	354	13,535
Items recognized directly in equity (Note 17)	—	—	117	(3,013)	—	—	(2,896)	(111)	(3,007)
Total excluding transactions with shareholders	—	—	13,298	(3,013)	—	—	10,285	243	10,528
Dividend	—	—	(4,510)	—	—	—	(4,510)	(228)	(4,738)
Issuance of common shares (Note 17)	2,769,144	7	82	—	—	—	89	—	89
Purchase of treasury shares	—	—	—	—	(32,387,355)	(1,787)	(1,787)	—	(1,787)
Sale of treasury shares	—	—	(77)	—	9,161,830	341	264	—	264
Share-based payments (Note 25)	—	—	196	—	—	—	196	—	196
Transactions with shareholders	2,769,144	7	(4,309)	—	(23,225,525)	(1,446)	(5,748)	(228)	(5,976)
Share cancellation (Note 17)	(33,005,000)	(82)	(1,652)	—	33,005,000	1,734	—	—	—
As of December 31, 2007	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	842	45,700
Net income 2008	—	—	10,590	—	—	—	10,590	363	10,953
Items recognized directly in equity (Note 17)	—	—	(258)	(480)	—	—	(738)	(34)	(772)
Total excluding transactions with shareholders	—	—	10,332	(480)	—	—	9,852	329	10,181
Dividend	—	—	(4,945)	—	—	—	(4,945)	(213)	(5,158)
Issuance of common shares (Note 17)	6,275,977	16	246	—	—	—	262	—	262
Purchase of treasury shares	—	—	—	—	(27,600,000)	(1,339)	(1,339)	—	(1,339)
Sale of treasury shares	—	—	(71)	—	5,939,137	221	150	—	150
Share-based payments (Note 25)	—	—	154	—	—	—	154	—	154
Transactions with shareholders	6,275,977	16	(4,616)	—	(21,660,863)	(1,118)	(5,718)	(213)	(5,931)
Share cancellation (Note 17)	(30,000,000)	(75)	(1,566)	—	30,000,000	1,641	—	—	—
As of December 31, 2008	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 11, 2009, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TOTAL S.A. for the year ended December 31, 2008, which will be submitted for approval to the shareholders’ meeting to be held on May 15, 2009.

INTRODUCTION

The Consolidated Financial Statements of TOTAL S.A. and its subsidiaries (the Group) have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2008.

The accounting principles applied in the Consolidated Financial Statements as of December 31, 2008, were the same as those that were used as of December 31, 2007, except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2008 (and not early adopted). Their adoption has no impact on the Consolidated Financial Statements as of December 31, 2008.

The preparation of financial statements in accordance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirements benefits and the income tax computation.

Lastly, where the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

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

Investments in jointly-controlled entities are proportionately consolidated.

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

If the cost of an acquisition is less than the fair value of net assets of the subsidiary acquired, an additional analysis is performed on the identification and valuation of the identifiable elements of the assets and liabilities. Any residual negative goodwill is recorded as income.

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

(ii)	Translation of financial statements denominated in foreign currencies

Assets and liabilities of foreign entities are translated into euros on the basis of the exchange rates at the end of the period. The income and cash flow statements are translated using the average exchange rates for the period. Foreign exchange differences resulting from such translations are either recorded in shareholders’ equity under “Currency translation adjustment” (for the Group share) or under “Minority interests” (for the minority share) as deemed appropriate.

D) SALES AND REVENUES FROM SALES

Revenues from sales are recognized when the significant risks and rewards of ownership have been passed to the buyer and the amount can be reasonably measured. Sales figures include excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the “Revenues from sales”.

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

Shipping revenues and expenses from time-charter activities are recognized on a pro rata basis over a period that commences upon the unloading of the previous voyage and terminates upon the unloading of the current voyage. Shipping revenue recognition starts only when a charter has been agreed to by both the Group and the customer.

Oil and gas sales are inclusive of quantities delivered that represent production royalties and taxes, when paid in cash, and outside the United States and Canada.

Certain transactions within the trading activities (contracts involving quantities that are purchased to third parties then resold to third parties) are shown at their net value in sales.

Exchanges of crude oil and petroleum products within normal trading activities do not generate any income and therefore these flows are shown at their net value in both the statement of income and the balance sheet.

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

For restricted share plans, the expense is calculated using the market price at the grant date after deducting the expected distribution rate during the vesting period.

The cost of employee-reserved capital increases is immediately expensed. A discount reduces the expense in order to account for the nontransferability of the shares awarded to the employees over a period of five years.

F) INCOME TAXES

Income taxes disclosed in the statement of income include the current tax expenses and the deferred tax expenses.

The Group uses the liability method whereby deferred income taxes are recorded based on the temporary differences between the carrying amounts of assets and liabilities and their tax bases, and on carryforwards of unused tax losses and tax credits.

Deferred tax assets and liabilities are measured using the tax rates that have been enacted or substantially enacted at the balance sheet date. The tax rates used depend on the timing of reversals of temporary differences, tax losses and other tax credits. The effect of a change in tax rate is recognized either in the Consolidated Statement of Income or in shareholders’ equity depending on the item it relates to.

Deferred tax assets are recognized when future recovery is probable.

Asset retirement obligations and finance leases give rise to the recognition of assets and liabilities for accounting purposes as described in paragraph K “Leases” and paragraph Q “Asset retirement obligations” of this Note. Deferred income taxes resulting from temporary differences between the carrying amounts and tax bases of such assets and liabilities are recognized.

Deferred tax liabilities resulting from temporary differences between the carrying amounts of equity-method investments and their tax bases are recognized. The deferred tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon disposal of these investments).

Taxes paid on the Upstream production are included in operating expenses, including those related to historical concessions held by the Group in the Middle East producing countries.

G) EARNINGS PER SHARE

Earnings per share is calculated by dividing net income (Group share) by the weighted-average number of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income (Group share) by the fully-diluted weighted-average number of common shares outstanding during the period.

For both of these calculations, treasury shares held by the parent company, TOTAL S.A., and TOTAL shares held by the Group subsidiaries are deducted from consolidated shareholders’ equity. These shares are not considered outstanding for purposes of these calculations.

In addition, in the case of the diluted earnings per share calculation, the calculation also takes into account the dilutive effect of stock options, restricted share grants and capital increases with a subscription period closing after the end of the fiscal year.

The weighted-average number of fully-diluted shares is calculated in accordance with the treasury stock method provided for by IAS 33. The proceeds, which would be recovered in the event of an exercise of rights related to dilutive instruments, are presumed to be a share buyback at the average market price over the period. The number of shares thereby obtained leads to a reduction in the total number of shares that would result from the exercise of rights.

H) OIL AND GAS EXPLORATION AND PRODUCING PROPERTIES

The Group applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the successful efforts method.

(i)	Exploration costs

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred.

Mineral interests are capitalized as intangible assets when acquired. These acquired interests are tested for impairment on a regular basis, property-by-property, based on the results of the exploratory activity and the management’s evaluation.

In the event of a discovery, the unproved mineral interests are transferred to proved mineral interests at their net book value as soon as proved reserves are booked.

Exploratory wells are tested for impairment on a well-by-well basis and accounted for as follows:

•	Costs of exploratory wells which result in proved reserves are capitalized and then depreciated using the unit-of-production method based on proved developed reserves;

•	Costs of dry exploratory wells and wells that have not found proved reserves are charged to expense;
•	Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:
•	The well has found a sufficient quantity of reserves to justify its completion as a producing well, if appropriate, assuming that the required capital expenditures are made;
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

Development costs incurred for the drilling of development wells and for the construction of production facilities are capitalized, together with borrowing costs incurred during the period of construction and the present value of estimated costs of asset retirement obligations. The depletion rate is usually equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).

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

Goodwill in a consolidated subsidiary is calculated as the excess of the cost of shares, including transaction expenses, over the fair value of the Group’s share of the net assets at the acquisition date. Goodwill is not amortized but is tested for impairment annually or as soon as there is any indication of impairment (see paragraph L “Impairment of long-lived assets” of this Note).

In equity affiliates, goodwill is included in the investment carrying amount.

Other intangible assets (except goodwill) have a finite useful life and are amortized on a straight-line basis over 10 to 40 years depending on the useful life of the assets.

Research and development

Research costs are charged to expense as incurred.

Development expenses are capitalized when the following can be demonstrated:

•	the technical feasibility of the project and the availability of the adequate resources for the completion of the intangible asset;
•	the ability of the asset to generate probable future economic benefits;
•	the ability to measure reliably the expenditures attributable to the asset; and
•	the feasibility and intention of the Group to complete the intangible asset and use or sell it.

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

L) IMPAIRMENT OF LONG-LIVED ASSETS

The recoverable amounts of intangible assets and property, plant and equipment are tested for impairment as soon as any indication of impairment exists. This test is performed at least annually for goodwill.

The recoverable amount is the higher of the fair value (less costs to sell) or its value in use.

Assets are grouped into cash-generating units (or CGUs) for testing purposes. A cash-generating unit is a homogeneous group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.

The value in use of a CGU is determined by reference to the discounted expected future cash flows, based upon the management’s expectation of future economic and operating conditions. If this value is less than the carrying amount, an impairment loss on property, plant and equipment and mineral interests, or on other intangible assets, is recognized either in “Depreciation, depletion and amortization of tangible assets and mineral interests” or in “Other expense”, respectively. This impairment loss is first allocated to reduce the carrying amount of any goodwill.

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

(ii)	Investments in non-consolidated companies and publicly-traded equity securities

These assets are classified as financial assets available for sale and therefore measured at their fair value. For listed securities, this fair value is equal to the market price. For unlisted securities, if the fair value is not reliably determinable, securities are recorded at their historical value. Changes in fair value are recorded in shareholders’ equity. If there is any evidence of a significant or prolonged decline in the fair value of the investments below their cost, an impairment loss is recorded in the statement of income. This impairment is reversed in the statement of income only when the securities are sold.

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

Financial instruments used for cash management purposes are part of a hedging strategy of currency and interest rate risks within global limits set by the Group and are considered as held for trading. Changes in fair value are systematically recorded in the statement of income. The balance sheet value of those instruments is included in “Current financial assets” or “Other current financial liabilities”.

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

The fair value of those hedging instruments of long-term financing is included in the assets under “Hedging instruments of non-current financial debt” or in the liabilities under “Non-current financial debt” for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

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

Financial instruments related to commodity contracts, including crude oil, petroleum products, natural gas and power purchasing/selling contracts related to the trading activities, together with the commodity contract derivative instruments such as energy contracts and forward freight agreements, are used to adjust the Group’s exposure to price fluctuations within global trading limits. According to industry practice, these instruments are considered as held for trading. Changes in fair value are recorded in the statement of income. The fair value of these instruments is recorded in “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

Detailed information about derivatives positions is disclosed in Notes 20, 28, 29, 30 and 31 to the Consolidated Financial Statements.

(iv)	Current and non-current financial liabilities

Current and non-current financial liabilities (excluding derivatives) are recognized at amortized cost, except those for which a hedge accounting is applied as described in the previous paragraph.

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

Financial instruments related to commodity contracts: The valuation methodology is to mark to market all open positions for both physical and derivatives risks. The valuations are determined on a daily basis using observable market data based on organized markets and over the counter (OTC) markets. In particular cases when market data are not directly available, the valuations are derived from observable data such as arbitrages, freight or spreads and market corroboration. For valuation of risks based on calculated data, such as options for example, commonly known models are used to compute the fair value.

Other financial instruments: The fair value of the interest rate swaps and of FRA (Forward Rate Agreement) are calculated by discounting future cash flows on the basis of zero coupon interest rate curves existing at year-end after adjustment for interest accrued but unpaid.

Forward exchange contracts and currency swaps are valued on the basis of a comparison of the negociated forward rates with the rates in effect on the financial markets at year-end for similar maturities.

Exchange options are valued based on the Garman-Kohlhagen model including market quotations at year-end.

N) INVENTORIES

Inventories are measured in the Consolidated Financial Statements at the lower of historical cost or market value. Costs for petroleum and petrochemical products are determined according to the FIFO (First-In, First-Out) method and other inventories are measured using the weighted-average cost method.

Downstream (Refining — Marketing)

Petroleum product inventories are mainly comprised of crude oil and refined products. Refined products principally consist of gasoline, kerosene, diesel, fuel oil and heating oil produced by the Group’s refineries. The turnover of petroleum products does not exceed two months on average.

Crude oil costs include raw material and receiving costs. Refining costs principally include the crude oil costs,

production costs (energy, labor, depreciation of producing assets) and allocation of production overhead (taxes, maintenance, insurance, etc.). Start-up costs and general administrative costs are excluded from the carrying amount of refined products.

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

The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the useful life of this asset.

Changes in the liability for an asset retirement obligation due to the passage of time (accretion) are measured by applying a risk-free discount rate to the amount of the liability. The increase of the provision due to the passage of time is recognized as “Other financial expense”.

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

For defined contribution plans, contributions are expensed as incurred.

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

S) CONSOLIDATED STATEMENT OF CASH FLOW

Cash flows in foreign currencies are translated into euros using the exchange rate on the transaction date or the average exchange rate for the period. Currency translation differences arising from the translation of monetary assets and liabilities denominated in foreign currency into euros using the closing exchange rates are shown in the Consolidated Statement of Cash Flow under “Effect of exchange rates”. Therefore, the Consolidated Statement of Cash Flow will not agree with the figures derived from the Consolidated Balance Sheet.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.

Investments with maturity greater than three months and less than twelve months are shown under “Current financial assets”.

Changes in current financial assets and liabilities are included in the financing activities section of the Consolidated Statement of Cash Flow.

Non-current financial debt

Changes in non-current financial debt have been presented as a net variation to reflect significant changes mainly related to revolving credit agreements.

T) CARBON DIOXIDE EMISSION RIGHTS

In the absence of a current IFRS standard or interpretation on accounting for emission rights of carbon dioxide, the following principles have been applied:

•	emission rights granted free of charge are accounted for at zero carrying amount;
•

liabilities resulting from potential differences between available quotas and quotas to be delivered at the end of the compliance period are accounted for as liabilities and measured at fair market value;

•	spot market transactions are recognized in income at cost; and
•	forward transactions are recognized at their fair market value on the face of the balance sheet. Changes in the fair value of such forward transactions are recognized in income.

U) NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Pursuant to IFRS 5 “Non-current assets held for sale and discontinued operations”, assets and liabilities of affiliates that are held for sale are presented separately on the face of the balance sheet.

Net income from discontinued operations is presented separately on the face of the statement of income. Therefore, the notes to the Consolidated Financial Statements related to the statement of income only refer to continuing operations.

A discontinued operation is a component of the Group for which cash flows are independent. It represents a major line of business or geographical area of operations which has been disposed of or is currently being held for sale.

V) ALTERNATIVE IFRS METHODS

For measuring and recognizing assets and liabilities, the following choices among alternative methods allowable under IFRS have been made:

•	property, plant and equipment, and intangible assets are measured using historical cost model instead of revaluation model;
•	borrowing costs incurred during the construction and acquisition period of property, plant and equipment and intangible assets are capitalized, as provided for under IAS 23 “Borrowing Costs”;
•	actuarial gains and losses on pension and other post-employment benefit obligations are recognized according to the corridor method (see paragraph R of this Note); and
•	jointly-controlled entities are consolidated using the proportionate method, as provided for in IAS 31 “Interests in joint ventures”.

W) NEW ACCOUNTING PRINCIPLES NOT YET IN EFFECT

The standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) which were not yet in effect at December 31, 2008, were as follows:

Revised IAS 1 “Presentation of financial statements”

In September 2007, the IASB issued a revised version of IAS 1 “Presentation of financial statements”. The revised standard deals with the presentation of financial statements and introduces the presentation of a comprehensive income statement. It is effective for annual periods beginning on or after January 1, 2009. The application of revised IAS 1 should not have any material impact for the Group given the disclosures already presented in the Consolidated Financial Statements for the year ended December 31, 2008.

Revised IAS 23 “Borrowing costs”

In March 2007, the IASB issued a revised version of IAS 23 “Borrowing costs”. Under the revised standard, an entity shall capitalize borrowing costs that are directly attributable to the acquisition or production of a qualifying asset. The revised standard is effective for annual periods beginning on or after January 1, 2009. The application of revised IAS 23 should not have any material impact on the Group’s balance sheet, income statement and shareholders’ equity, given that the Group has already applied this method (see paragraph V of this Note).

Revised IFRS 3 “Business Combinations” and revised IAS 27 “Consolidated and Separate Financial Statements”

In January 2008, the IASB issued revised versions of IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”. These revised standards introduce new provisions regarding the accounting for business combinations. They are effective as of the first annual period starting after July 1, 2009 (i.e. as of January 1, 2010 for the Group). Their application is prospective.

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

IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”

In July 2008, the IFRIC issued interpretation IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”. The interpretation provides guidance on accounting for the hedge of a net investment in a foreign operation as defined by IAS 39. The interpretation is effective for annual periods starting on or after October 1, 2008 (i.e. starting January 1, 2009 for the Group). The application of IFRIC 16 should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholders’ equity.

IFRIC 17 “Distributions of Non-cash Assets to Owners”

In November 2008, the IFRIC issued interpretation IFRIC 17 “Distributions of Non-cash Assets to Owners”. The interpretation addresses the accounting of non-cash assets distributed among two entities which are not jointly-controlled. It provides that the dividend payable should be measured at the fair value of the net assets to be distributed and that any difference with the carrying amount of the net assets distributed should be recognised in profit or loss. The interpretation is effective for annual periods starting on or after July 1, 2009 (i.e. starting January 1, 2010 for the Group).

The application of IFRIC 17 should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholders’ equity.

2) MAIN INDICATORS — INFORMATION BY BUSINESS SEGMENT

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment	items:

(i)	Special items

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

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ performance with those of the Group’s competitors, mainly North-American.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii)	Equity share of amortization of intangible assets related to the Sanofi-Aventis merger

Main	indicators:

(i)	Operating income (measure used to evaluate operating performance)

Revenues from sales after deducting cost of goods sold and inventory variations, other operating expenses, exploration expenses and depreciation, depletion, and amortization.

Operating income excludes the amortization of intangible assets other than mineral interests, currency translation adjustment and gains or losses on the disposal of assets.

(ii)	Net operating income (measure used to evaluate the return on capital employed)

Operating income after taking into account the amortization of intangible assets other than mineral interests, currency translation adjustment, gains or losses on the disposal of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, equity in income of affiliates, capitalized interest expenses), and after income taxes applicable to the above.

The income and expense not included in net operating income but included in net income are interest expenses related to net financial debt only, after applicable income taxes (net cost of net debt and minority interests).

(iii)	Adjusted income

Operating income, net operating income, or net income excluding the effect of adjustment items described above.

(iv)	Capital employed

Non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.

(v)	ROACE (Return on Average Capital Employed)

Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

(vi)	Net debt

Non-current debt, including current portion, current borrowings, other current financial liabilities less cash and cash equivalents and other current financial assets.

3) CHANGES IN THE GROUP STRUCTURE, MAIN ACQUISITIONS AND DIVESTMENTS

2008

•

Pursuant to the tender offer described in the prospectus on May 13, 2008 and renewed by the notices on June 19, July 4 and July 16, 2008, TOTAL acquired 100% of Synenco Energy Inc’s Class A ordinary shares. Synenco’s main asset is a 60% interest in the Northern Lights project in the Athabasca region of the Canadian province of Alberta.

The acquisition cost, net of cash acquired (161 M€) for all shares amounted to 352 M€. This cost essentially represents the value of the company’s mineral interests that have been recognized as “Intangible assets, net” on the face of the Consolidated Balance Sheet for 221 M€.

Synenco Energy Inc. is fully consolidated in TOTAL’s Consolidated Financial Statements. Its contribution to the consolidated net income for fiscal year 2008 is not material.

•

In August, TOTAL acquired the Dutch company Goal Petroleum B.V. The acquisition cost amounted to 349 M€. This cost essentially represents the value of the company’s mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for 292 M€.

Goal Petroleum B.V. is fully consolidated in TOTAL’s Consolidated Financial Statements. Its contribution to the consolidated net income for fiscal year 2008 is not material.

•	Pursuant to the agreements signed between the partners in November, the Group’s interest in the Kashagan field decreased from 18.52% to 16.81% (see Note 32 to the Consolidated Financial Statements).

•

During 2008, TOTAL progressively sold 1.68% of Sanofi-Aventis’ share capital, thus reducing its interest to 11.38%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements.

2007

•	The changes in TOTAL’s activities in Venezuela and their consequences in the Consolidated Financial Statements are presented in Note 32 “Other risks and contingent liabilities”.

•

In December 2007, TOTAL completed the sale of its 70% interest in the Milford Haven Refinery in Wales (UK) to its partner Murco Petroleum Company. This operation will allow TOTAL to concentrate its UK refining operations at the wholly-owned Lindsey Oil Refinery.

•

During the fourth quarter 2007, TOTAL progressively sold 0.4% of Sanofi-Aventis’ share capital, thus reducing its interest to 13.06%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements.

2006

•	After approval on October 13, 2006 by the European Commission, Banco Santander Central Hispano (Santander) sold 4.35% of CEPSA’s share capital to TOTAL at a price of €4.54 per share, for a total transaction amount of approximately 53 M€. The transaction follows the agreement signed on August 2, 2006 by TOTAL and Santander to implement the provisions of the partial award rendered on March 24, 2006 by the Netherlands Arbitration Institute, which adjudicated the dispute concerning CEPSA.

As a result, TOTAL now holds 48.83% of CEPSA.

•	In 2004, TOTAL announced a reorganization of its Chemicals segment to regroup its chlorochemicals, intermediates and performance polymers in a new entity that was named Arkema on October 1, 2004.

The shareholders’ meeting on May 12, 2006 approved a resolution related to the spin-off of Arkema and the distribution of Arkema shares to TOTAL shareholders. Pursuant to this approval, Arkema shares were publicly listed on May 18, 2006 on the Eurolist by Euronext market in Paris. For all periods presented, the contribution of Arkema entities to the consolidated net income is presented on the line “Net income from discontinued operations” on the face of the statement of income. Detailed information on the impact of this transaction is presented in Note 34 to the Consolidated Financial Statements.

4) BUSINESS SEGMENT INFORMATION

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. The Group’s activities are conducted through three business segments: Upstream, Downstream and Chemicals.

•	the Upstream segment includes the activities of the Exploration & Production division and the Gas & Power division;
•	the Downstream segment includes activities of the Refining & Marketing division and the Trading & Shipping division; and
•	the Chemicals segment includes Base Chemicals and Specialties.

The Corporate segment includes the operating and financial activities of the holding companies as well as healthcare activity (Sanofi-Aventis).

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

A) INFORMATION BY BUSINESS SEGMENT

For the year ended December 31, 2008 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	24,256	135,524	20,150	46	—	179,976
Intersegment sales	25,132	5,574	1,252	120	(32,078)	—
Excise taxes	—	(19,645)	—	—	—	(19,645)
Revenues from sales	49,388	121,453	21,402	166	(32,078)	160,331
Operating expenses	(21,915)	(119,425)	(20,942)	(685)	32,078	(130,889)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,005)	(1,202)	(518)	(30)	—	(5,755)
Operating income	23,468	826	(58)	(549)	—	23,687
Equity in income (loss) of affiliates and other items	1,541	(158)	(34)	590	—	1,939
Tax on net operating income	(14,563)	(143)	76	315	—	(14,315)
Net operating income	10,446	525	(16)	356	—	11,311
Net cost of net debt						(358)
Minority interests						(363)
Net income from continuing operations						10,590
Net income from discontinued operations						—
Net income						10,590

For the year ended December 31, 2008 (adjustments)(a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	(2,776)	(925)	—		(3,701)
Depreciation, depletion and amortization of tangible assets and mineral interests	(171)	—	(6)	—		(177)
Operating income(b)	(171)	(2,776)	(931)	—		(3,878)
Equity in income (loss) of affiliates and other items(c)	(164)	(195)	(82)	(345)		(786)
Tax on net operating income	57	927	329	(2)		1,311
Net operating income(b)	(278)	(2,044)	(684)	(347)		(3,353)
Net cost of net debt						—
Minority interests						23
Net income from continuing operations						(3,330)
Net income from discontinued operations						—
Net income						(3,330)

(a)	adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

(b) Of which inventory valuation effect
On operating income	—	(2,776)	(727)	—
On net operating income	—	(1,971)	(504)	—
(c) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger.	—	—	—	(393)

For the year ended December 31, 2008 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	24,256	135,524	20,150	46	—	179,976
Intersegment sales	25,132	5,574	1,252	120	(32,078)	—
Excise taxes	—	(19,645)	—	—	—	(19,645)
Revenues from sales	49,388	121,453	21,402	166	(32,078)	160,331
Operating expenses	(21,915)	(116,649)	(20,017)	(685)	32,078	(127,188)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,834)	(1,202)	(512)	(30)	—	(5,578)
Adjusted operating income	23,639	3,602	873	(549)	—	27,565
Equity in income (loss) of affiliates and other items	1,705	37	48	935	—	2,725
Tax on net operating income	(14,620)	(1,070)	(253)	317	—	(15,626)
Adjusted net operating income	10,724	2,569	668	703	—	14,664
Net cost of net debt						(358)
Minority interests						(386)
Adjusted net income from continuing operations						13,920
Adjusted net income from discontinued operations						—
Adjusted net income						13,920

For the year ended December 31, 2008 (M€ )	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	10,017	2,418	1,074	131		13,640
Total divestments	1,130	216	53	1,186		2,585
Cash flow from operating activities	13,765	3,111	920	873		18,669
Balance sheet as of December 31, 2008
Property, plant and equipment, intangible assets, net	37,090	8,823	5,323	247		51,483
Investments in equity affiliates	3,892	1,958	677	6,134		12,661
Loans to equity affiliates and other non-current assets	3,739	1,170	762	545		6,216
Working capital	570	5,317	2,348	(132)		8,103
Provisions and other non-current liabilities	(12,610)	(2,191)	(1,903)	(1,138)		(17,842)
Capital Employed (balance sheet)	32,681	15,077	7,207	5,656		60,621
Less inventory valuation effect	—	(1,454)	(46)	387		(1,113)
Capital Employed (Business segment information)	32,681	13,623	7,161	6,043		59,508
ROACE as a percentage (of continuing operations)	36%	20%	9%			26%

For the year ended December 31, 2007 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	19,706	119,212	19,805	29	—	158,752
Intersegment sales	21,173	5,125	1,190	181	(27,669)	—
Excise taxes	—	(21,928)	—	—	—	(21,928)
Revenues from sales	40,879	102,409	20,995	210	(27,669)	136,824
Operating expenses	(17,697)	(96,367)	(19,076)	(627)	27,669	(106,098)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,679)	(1,218)	(495)	(33)	—	(5,425)
Operating income	19,503	4,824	1,424	(450)	—	25,301
Equity in income (loss) of affiliates and other items	1,330	284	(11)	745	—	2,348
Tax on net operating income	(11,996)	(1,482)	(426)	128	—	(13,776)
Net operating income	8,837	3,626	987	423	—	13,873
Net cost of net debt						(338)
Minority interests						(354)
Net income from continuing operations						13,181
Net income from discontinued operations						—
Net income						13,181

For the year ended December 31, 2007 (M€) (adjustments)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	(11)	1,580	273	—		1,842
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(43)	(4)	—		(47)
Operating income(b)	(11)	1,537	269	—		1,795
Equity in income (loss) of affiliates and other items(c)	(4)	24	(54)	(225)		(259)
Tax on net operating income	3	(470)	(75)	(2)		(544)
Net operating income(b)	(12)	1,091	140	(227)		992
Net cost of net debt						—
Minority interests						(14)
Net income from continuing operations						978
Net income from discontinued operations						—
Net income						978

(a)	adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

(b) Of which inventory valuation effect
on operating income	—	1,529	301	—
on net operating income	—	1,098	201	—
(c) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger.	—	—	—	(318)

For the year ended December 31, 2007 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	19,706	119,212	19,805	29	—	158,752
Intersegment sales	21,173	5,125	1,190	181	(27,669)	—
Excise taxes	—	(21,928)	—	—	—	(21,928)
Revenues from sales	40,879	102,409	20,995	210	(27,669)	136,824
Operating expenses	(17,686)	(97,947)	(19,349)	(627)	27,669	(107,940)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,679)	(1,175)	(491)	(33)	—	(5,378)
Adjusted operating income	19,514	3,287	1,155	(450)	—	23,506
Equity in income (loss) of affiliates and other items	1,334	260	43	970	—	2,607
Tax on net operating income	(11,999)	(1,012)	(351)	130	—	(13,232)
Adjusted net operating income	8,849	2,535	847	650	—	12,881
Net cost of net debt						(338)
Minority interests						(340)
Adjusted net income from continuing operations						12,203
Adjusted net income from discontinued operations						—
Adjusted net income						12,203

For the year ended December 31, 2007 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Capital expenditures	8,882	1,875	911	54		11,722
Divestments at selling price	751	394	83	328		1,556
Cash flow from operating activities	12,692	4,148	1,096	(250)		17,686
Balance sheet as of December 31, 2007
Property, plant and equipment, intangible assets, net	32,535	8,308	5,061	213		46,117
Investments in equity affiliates	3,021	2,105	728	6,851		12,705
Loans to equity affiliates and other non-current assets	3,748	1,183	456	634		6,021
Working capital	(94)	6,811	2,774	506		9,997
Provisions and other non-current liabilities	(12,147)	(2,018)	(1,697)	(1,441)		(17,303)
Capital Employed (balance sheet)	27,063	16,389	7,322	6,763		57,537
Less inventory valuation effect	—	(4,198)	(424)	1,112		(3,510)
Capital Employed (Business segment information)	27,063	12,191	6,898	7,875		54,027
ROACE as a percentage (of continuing operations)	34%	21%	12%			24%

For the year ended December 31, 2006 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	20,782	113,887	19,113	20	—	153,802
Intersegment sales	20,603	4,927	1,169	177	(26,876)	—
Excise taxes	—	(21,113)	—	—	—	(21,113)
Revenues from sales	41,385	97,701	20,282	197	(26,876)	132,689
Operating expenses	(17,759)	(93,209)	(18,706)	(706)	26,876	(103,504)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,319)	(1,120)	(580)	(36)	—	(5,055)
Operating income	20,307	3,372	996	(545)	—	24,130
Equity in income (loss) of affiliates and other items	1,211	384	(298)	797	—	2,094
Tax on net operating income	(12,764)	(1,125)	(191)	206	—	(13,874)
Net operating income	8,754	2,631	507	458	—	12,350
Net cost of net debt						(210)
Minority interests						(367)
Net income from continuing operations						11,773
Net income from discontinued operations						(5)
Net income						11,768

For the year ended December 31, 2006 (adjustments)(a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	(272)	(158)	(27)		(457)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(61)	—		(61)
Operating income(b)	—	(272)	(219)	(27)		(518)
Equity in income (loss) of affiliates and other items(c)	195	178	(327)	(295)		(249)
Tax on net operating income	(150)	(59)	169	(5)		(45)
Net operating income(b)	45	(153)	(377)	(327)		(812)
Net cost of net debt						—
Minority interests						14
Net income from continuing operations						(798)
Net income from discontinued operations						(19)
Net income						(817)

(a)	adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

(b) Of which inventory valuation effect
On operating income	—	(272)	(42)	—
On net operating income	—	(327)	(28)	—
(c) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger.	—	—	—	(311)

For the year ended December 31, 2006 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	20,782	113,887	19,113	20	—	153,802
Intersegment sales	20,603	4,927	1,169	177	(26,876)	—
Excise taxes	—	(21,113)	—	—	—	(21,113)
Revenues from sales	41,385	97,701	20,282	197	(26,876)	132,689
Operating expenses	(17,759)	(92,937)	(18,548)	(679)	26,876	(103,047)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,319)	(1,120)	(519)	(36)	—	(4,994)
Adjusted operating income	20,307	3,644	1,215	(518)	—	24,648
Equity in income (loss) of affiliates and other items	1,016	206	29	1,092	—	2,343
Tax on net operating income	(12,614)	(1,066)	(360)	211	—	(13,829)
Adjusted net operating income	8,709	2,784	884	785	—	13,162
Net cost of net debt						(210)
Minority interests						(381)
Adjusted net income from continuing operations						12,571
Adjusted net income from discontinued operations						14
Adjusted net income						12,585

For the year ended December 31, 2006 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Capital expenditures	9,001	1,775	995	81		11,852
Divestments at selling price	1,458	428	128	264		2,278
Cash flow from operating activities	11,524	3,626	972	(61)		16,061
Balance sheet as of December 31, 2006
Property, plant and equipment, intangible assets, net	31,875	8,211	4,983	212		45,281
Investments in equity affiliates	2,153	1,922	713	7,010		11,798
Loans to equity affiliates and other non-current assets	2,744	1,065	477	585		4,871
Working capital	199	6,067	2,609	(78)		8,797
Provisions and other non-current liabilities	(11,427)	(2,093)	(1,807)	(1,052)		(16,379)
Capital Employed (balance sheet)	25,544	15,172	6,975	6,677		54,368
Less inventory valuation effect	—	(2,789)	(231)	738		(2,282)
Capital Employed (Business segment information)	25,544	12,383	6,744	7,415		52,086
ROACE as a percentage (of continuing operations)	35%	23%	13%			26%

B) RECONCILIATION BETWEEN BUSINESS SEGMENT INFORMATION AND THE CONSOLIDATED STATEMENT OF INCOME

The table below reconciles the information presented above with the Consolidated Statement of Income:

For the year ended December 31, 2008 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	179,976	—	179,976
Excise taxes	(19,645)	—	(19,645)
Revenues from sales	160,331	—	160,331

Purchases, net of inventory variation	(107,521)	(3,503)	(111,024)
Other operating expenses	(18,903)	(198)	(19,101)
Exploration costs	(764)	—	(764)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,578)	(177)	(5,755)
Other income	153	216	369
Other expense	(147)	(407)	(554)

Financial interest on debt	(1,000)	—	(1,000)
Financial income from marketable securities & cash equivalents	473	—	473
Cost of net debt	(527)	—	(527)
Other financial income	728	—	728
Other financial expense	(325)	—	(325)

Equity in income (loss) of affiliates	2,316	(595)	1,721

Income taxes	(15,457)	1,311	(14,146)
Net income from continuing operations (Group without Arkema)	14,306	(3,353)	10,953
Net income from discontinued operations (Arkema)	—	—	—
Consolidated net income	14,306	(3,353)	10,953
Group share	13,920	(3,330)	10,590
Minority interests	386	(23)	363

(a)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

For the year ended December 31, 2007 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	158,752	—	158,752
Excise taxes	(21,928)	—	(21,928)
Revenues from sales	136,824	—	136,824
Purchases, net of inventory variation	(89,688)	1,881	(87,807)
Other operating expenses	(17,375)	(39)	(17,414)
Exploration costs	(877)	—	(877)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,378)	(47)	(5,425)
Other income	384	290	674
Other expense	(225)	(245)	(470)
Financial interest on debt	(1,783)	—	(1,783)
Financial income from marketable securities & cash equivalents	1,244	—	1,244
Cost of net debt	(539)	—	(539)
Other financial income	643	—	643
Other financial expense	(274)	—	(274)
Equity in income (loss) of affiliates	2,079	(304)	1,775
Income taxes	(13,031)	(544)	(13,575)
Net income from continuing operations (Group without Arkema)	12,543	992	13,535
Net income from discontinued operations (Arkema)	—	—	—
Consolidated net income	12,543	992	13,535
Group share	12,203	978	13,181
Minority interests	340	14	354

(a)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

For the year ended December 31, 2006 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	153,802	—	153,802
Excise taxes	(21,113)	—	(21,113)
Revenues from sales	132,689	—	132,689
Purchases, net of inventory variation	(83,020)	(314)	(83,334)
Other operating expenses	(19,393)	(143)	(19,536)
Exploration costs	(634)	—	(634)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,994)	(61)	(5,055)
Other income	423	366	789
Other expense	(330)	(373)	(703)
Financial interest on debt	(1,731)	—	(1,731)
Financial income from marketable securities & cash equivalents	1,367	—	1,367
Cost of net debt	(364)	—	(364)
Other financial income	592	—	592
Other financial expense	(277)	—	(277)
Equity in income (loss) of affiliates	1,935	(242)	1,693
Income taxes	(13,675)	(45)	(13,720)
Net income from continuing operations (Group without Arkema)	12,952	(812)	12,140
Net income from discontinued operations (Arkema)	14	(19)	(5)
Consolidated net income	12,966	(831)	12,135
Group share	12,585	(817)	11,768
Minority interests	381	(14)	367

(a)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

C) ADJUSTMENT ITEMS BY BUSINESS SEGMENT

The adjustment items for income as per Note 2 to the Consolidated Financial Statements are detailed as follows:

Adjustments to operating income

For the year ended December 31, 2008 (M€ )	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	(2,776)	(727)	—	(3,503)
Restructuring charges	—	—	—	—	—
Asset impairment charges	(171)	—	(6)	—	(177)
Other items	—	—	(198)	—	(198)
Total	(171)	(2,776)	(931)	—	(3,878)

Adjustments to net income

For the year ended December 31, 2008 (M€ )	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	(1,949)	(503)	—	(2,452)
TOTAL’s equity share of special items recorded by Sanofi-Aventis	—	—	—	—	—
TOTAL’s equity share of adjustments related to the Sanofi-Aventis merger	—	—	—	(393)	(393)
Restructuring charges	—	(47)	(22)	—	(69)
Asset impairment charges	(172)	(26)	(7)	—	(205)
Gains (losses) on disposals of assets	130	—	—	84	214
Other items	(236)	—	(151)	(38)	(425)
Total	(278)	(2,022)	(683)	(347)	(3,330)

Adjustments to operating income

For the year ended December 31, 2007 (M€ )	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,529	301	—	1,830
Restructuring charges	—	—	—	—	—
Asset impairment charges	—	(43)	(4)	—	(47)
Other items	(11)	51	(28)	—	12
Total	(11)	1,537	269	—	1,795

Adjustments to net income

For the year ended December 31, 2007 (M€ )	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,084	201	—	1,285
TOTAL’s equity share of special items recorded by Sanofi-Aventis	—	—	—	75	75
TOTAL’s equity share of adjustments related to the Sanofi-Aventis merger	—	—	—	(318)	(318)
Restructuring charges	—	(20)	(15)	—	(35)
Asset impairment charges	(93)	(61)	(8)	—	(162)
Gains (losses) on disposals of assets	89	101	—	116	306
Other items	(8)	(27)	(38)	(100)	(173)
Total	(12)	1,077	140	(227)	978

Adjustments to operating income

For the year ended December 31, 2006 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	(272)	(42)	—	(314)
Restructuring charges	—	—	(25)	—	(25)
Asset impairment charges	—	—	(61)	—	(61)
Other items	—	—	(91)	(27)	(118)
Total	—	(272)	(219)	(27)	(518)

Adjustments to net income

For the year ended December 31, 2006 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	(330)	(28)	—	(358)
TOTAL’s equity share of special items recorded by Sanofi-Aventis	—	—	—	(81)	(81)
TOTAL’s equity share of adjustments related to the Sanofi-Aventis merger	—	—	—	(309)	(309)
Restructuring charges	—	—	(154)	—	(154)
Asset impairment charges	—	—	(40)	—	(40)
Gains (losses) on disposals of assets	130	174	—	—	304
Other items	(71)	—	(172)	64	(179)
Total	59	(156)	(394)	(326)	(817)

D) ADDITIONAL INFORMATION ON IMPAIRMENTS

In the Upstream, Downstream and Chemicals segments, impairments of assets have been recognized for the year ended December 31, 2008, with an impact of 216 M€ in operating income and 244 M€ in net income, Group share. These impairments were disclosed as adjustments to operating income for 177 M€ and adjustments to net income for 205 M€. These items are identified in paragraph 4C above as adjustment items with the heading “Asset impairment charges”.

The impairment losses impact certain Cash Generating Units (CGU) for which there were indications of impairment, due mainly to changes in the operating conditions or the economic environment of their specific businesses.

The CGUs of the Upstream segment affected by these impairments are oil fields and associates accounted for by the equity method. The impairments recorded during 2008 are mainly due to the deterioration in the operating conditions of the specific assets. Economic assumptions, notably on hydrocarbon prices, made by management have not triggered the recognition of impairments and would not have even if hydrocarbon prices had been 25% lower than assumed by management.

The CGUs of the Dowstream segment are affiliates or groups of affiliates organized mostly by country.

The CGUs of the Chemicals segment are worldwide business units, including activities or products with common strategic, commercial and industrial characteristics.

In addition,

•	the recoverable amount of CGUs has been based on their value in use, as defined in Note 1 paragraph L to the Consolidated Financial Statements "Impairment of long-lived assets"; and
•

future cash flows including specific risks attached to CGU assets have been discounted using a 8% after tax discount rate. This rate is a weighted-average capital cost estimated from historical market data.

These assumptions have been applied consistently for the years 2006, 2007 and 2008.

For the year ended December 31, 2007, impairments of assets have been recognized in the Upstream, Downstream and Chemicals segments with an impact of 47 M€ in operating income and 162 M€ in net income, Group share.

For the year ended December 31, 2006, changes in the economic environment of certain business units of the Chemicals segment had triggered the recognition of impairments of assets for 61 M€ in operating income and 40M€ in net income, Group share.

For the year ended December 31, 2008, reversals of impairment losses have been recognized in the Upstream segment with an impact of 41 M€ in operating income and 29 M€ in net income, Group share.

No reversal of impairment losses has been recognized in 2006 and 2007.

5) INFORMATION BY GEOGRAPHICAL AREA

(M€)	France	Rest of Europe	North America	Africa	Asia-Pacific and rest of world	Total
For the year ended December 31, 2008
Non-Group sales	43,616	82,761	14,002	12,482	27,115	179,976
Property, plant and equipment, intangible assets, net	7,260	13,485	5,182	15,460	10,096	51,483
Capital expenditures	1,997	2,962	1,255	4,500	2,926	13,640
For the year ended December 31, 2007
Non-Group sales	37,949	73,757	12,404	10,401	24,241	158,752
Property, plant and equipment, intangible assets, net	6,437	14,554	4,444	11,872	8,810	46,117
Capital expenditures	1,627	2,538	740	3,745	3,072	11,722
For the year ended December 31, 2006
Non-Group sales(a)	36,890	70,992	13,031	10,086	22,803	153,802
Property, plant and equipment, intangible assets, net	5,860	14,066	4,318	10,595	10,442	45,281
Capital expenditures	1,919	2,355	881	3,326	3,371	11,852

(a)	Non-Group sales from continuing operations.

6) OPERATING EXPENSES

For the year ended December 31, (M€)	2008	2007	2006
Purchases, net of inventory variation(a)	(111,024)	(87,807)	(83,334)
Exploration costs	(764)	(877)	(634)
Other operating expenses(b)	(19,101)	(17,414)	(19,536)
of which non-current operating liabilities (allowances) reversals	459	781	454
of which current operating liabilities (allowances) reversals	(29)	(42)	(111)
Operating expenses	(130,889)	(106,098)	(103,504)

(a)	Includes royalties paid on oil and gas production in the Upstream segment (see in particular the taxes paid to Middle East oil producing countries for the Group’s concessions as detailed in Note 33 to the Consolidated Financial Statements “Other information”).
(b)	Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 26 to the Consolidated Financial Statements “Payroll and staff”).

7) OTHER INCOME AND OTHER EXPENSE

As of December 31, (M€)	2008	2007	2006
Gains (losses ) on disposal of assets	257	639	789
Foreign exchange gains	112	35	—
Other income	369	674	789
Foreign exchange losses	—	—	(30)
Amortization of other intangible assets (excluding mineral interests )	(162)	(178)	(182)
Other	(392)	(292)	(491)
Other expense	(554)	(470)	(703)

In 2008, gains and losses on disposal of assets are mainly related to sales of non-current assets in the Upstream segment, as well as disposal of shares of Sanofi-Aventis. The “Other” heading is mainly comprised of:

•	107 M€ of restructuring charges in the Upstream, Downstream and Chemicals segments; and
•	48 M€ of changes in provisions related to various antitrust investigations as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”.

In 2007, gains and losses on disposal of assets were mainly related to sales of non-current assets in the Upstream and Downstream segments, as well as disposal of shares of Sanofi-Aventis. The “Other” heading was mainly comprised of:

•	51 M€ of restructuring charges in the Downstream and Chemicals segments; and
•	100 M€ of changes in provisions related to various antitrust investigations as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”.

In 2006, gains and losses on disposal of assets were mainly related to sales of financial assets. The “Other” heading was mainly comprised of:

•	100 M€ of changes in provisions related to the Toulouse-AZF plant explosion (civil liability);
•	188 M€ of restructuring charges in the Chemicals segment; and
•	32 M€ of changes in provisions related to various antitrust investigations as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”.

8) OTHER FINANCIAL INCOME AND EXPENSE

As of December 31, (M€)	2008	2007	2006
Dividend income on non-consolidated companies	238	218	237
Capitalized financial expenses	271	322	236
Other	219	103	119
Other financial income	728	643	592

Accretion of asset retirement obligations	(229)	(189)	(182)
Other	(96)	(85)	(95)
Other financial expense	(325)	(274)	(277)

9) INCOME TAXES

Since 1966, the Group has been taxed in accordance with the consolidated income tax treatment approved on a renewable basis by the French Ministry of Economy, Industry and Employment. The renewal of the approval for the consolidated income tax treatment has been requested for 2008 to 2010. It is being reviewed by the French Ministry of Budget.

No deferred tax is recognized for the temporary differences between the carrying amounts and tax bases of investments in foreign subsidiaries, which are considered to be permanent investments.

Undistributed earnings from foreign subsidiaries considered to be reinvested indefinitely amounted to 20,661 M€ as of December 31, 2008. The determination of the tax effect relating to such reinvested income is not practicable.

In addition, no deferred tax is recognized on unremitted earnings (approximately 13,534 M€) of the Group’s French subsidiaries since the remittance of such earnings would be tax exempt for the subsidiaries, in which the Company owns 95% or more of the outstanding shares.

Income taxes are detailed as follows:

For the year ended December 31, (M€)	2008	2007	2006
Current income taxes	(14,117)	(12,141)	(12,997)
Deferred income taxes	(29)	(1,434)	(723)
Total income taxes	(14,146)	(13,575)	(13,720)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances as of December 31, 2008, 2007 and 2006 are as follows:

As of December 31, (M€)	2008	2007	2006
Net operating losses and tax carry forwards	1,031	560	633
Employee benefits	519	760	830
Other temporary non-deductible provisions	2,075	2,341	2,157
Gross deferred tax assets	3,625	3,661	3,620
Valuation allowance	(475)	(449)	(572)
Net deferred tax assets	3,150	3,212	3,048
Excess tax over book depreciation	(8,836)	(9,254)	(8,180)
Other temporary tax deductions	(1,171)	(1,209)	(1,237)
Gross deferred tax liability	(10,007)	(10,463)	(9,417)
Net deferred tax liability	(6,857)	(7,251)	(6,369)

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31, (M€)		2008	2007	2006
Deferred tax assets, non-current	(Note 14)	1,010	797	806
Deferred tax assets, current	(Note 16)	206	112	94
Deferred tax liabilities, non-current		(7,973)	(7,933)	(7,139)
Deferred tax liabilities, current		(100)	(227)	(130)
Net amount		(6,857)	(7,251)	(6,369)

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31, (M€)	2008	2007	2006
Opening balance	(7,251)	(6,369)	(5,670)
Deferred tax on income for continuing operations	(29)	(1,434)	(723)
Deferred tax on income for discontinued operations	—	—	(10)
Deferred tax on shareholders’ equity(a)	30	(6)	(17)
Changes in scope of consolidation(b)	(1)	158	(311)
Currency translation adjustment	394	400	362
Closing balance	(6,857)	(7,251)	(6,369)

(a)	This amount includes mainly current income taxes and deferred taxes for changes in fair value of listed securities classified as financial assets available for sale.
(b)	This amount includes mainly the impact of the spin-off of Arkema for 2006.

Reconciliation between provision for income taxes and pre-tax income:

For the year ended December 31, (M€)	2008	2007	2006(a)
Net income	10,953	13,535	12,140
Provision for income taxes	14,146	13,575	13,720
Pre-tax income	25,099	27,110	25,860
French statutory tax rate	34.43%	34.43%	34.43%
Theoretical tax charge	(8,642)	(9,334)	(8,904)
Difference between French and foreign income tax rates	(6,326)	(5,118)	(5,484)
Tax effect of equity in income (loss) of affiliates	593	611	583
Permanent differences	315	122	324
Adjustments on prior years income taxes	12	75	(87)
Adjustments on deferred tax related to changes in tax rates	(31)	(16)	(88)
Changes in valuation allowance of deferred tax assets	(63)	80	(62)
Other	(4)	5	(2)
Net provision for income taxes	(14,146)	(13,575)	(13,720)

(a)	Excluding discontinued operations.

The French statutory tax rate includes the standard corporate tax rate (33.33%) and additional applicable taxes that bring the overall tax rate to 34.43% in 2008 (34.43% in 2007 and 2006).

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

Net operating losses and tax credit carryforwards

Deferred tax assets related to net operating losses and tax carryforwards were available in various tax jurisdictions, expiring in the following years:

As of December 31, (M€)	2008		2007		2006
	Basis	Tax	Basis	Tax	Basis	Tax
2007	—	—	—	—	234	115
2008	—	—	290	141	210	102
2009	233	115	222	109	157	80
2010	167	79	129	59	299	104
2011(a)	93	42	33	13	23	9
2012(b)	61	19	68	22	—	—
2013 and after	1,765	587	—	—	—	—
Unlimited	560	189	641	216	638	223
Total	2,879	1,031	1,383	560	1,561	633

(a)	Net operating losses and tax credit carryforwards in 2011 and after for 2006.
(b)	Net operating losses and tax credit carryforwards in 2012 and after for 2007.

10) INTANGIBLE ASSETS

As of December 31, 2008 (M€)
	Cost	Amortization and impairment	Net
Goodwill	1,690	(616)	1,074
Proved and unproved mineral interests	6,010	(2,268)	3,742
Other intangible assets	2,519	(1,994)	525
Total intangible assets	10,219	(4,878)	5,341

As of December 31, 2007 (M€)
	Cost	Amortization and impairment	Net
Goodwill	1,684	(617)	1,067
Proved and unproved mineral interests	5,327	(2,310)	3,017
Other intangible assets	2,452	(1,886)	566
Total intangible assets	9,463	(4,813)	4,650

As of December 31, 2006 (M€)
	Cost	Amortization and impairment	Net
Goodwill	1,759	(635)	1,124
Proved and unproved mineral interests	5,457	(2,473)	2,984
Other intangible assets	2,377	(1,780)	597
Total intangible assets	9,593	(4,888)	4,705

Changes in net intangible assets are analyzed in the following table:

(M€)	Net amount as of January 1,	Acquisitions	Disposals	Amortization and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2008	4,650	404	(3)	(259)	(93)	642	5,341
2007	4,705	472	(160)	(274)	(208)	115	4,650
2006	4,384	675	(25)	(282)	(337)	290	4,705

In 2008, the heading “Other” includes mainly the impact of “proved and unproved mineral interests” from Synenco Energy Inc. for 221 M€ and Goal Petroleum B.V. for 292 M€ (see Note 3 to the Consolidated Financial Statements).

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2008 is as follows:

(M€)	Net goodwill as of January 1, 2008	Increases	Impairments	Other	Net goodwill as of December 31, 2008
Upstream	78	—	—	—	78
Downstream	132	4	—	(6)	130
Chemicals	832	24	(3)	(12)	841
Corporate	25	—	—	—	25
Total	1,067	28	(3)	(18)	1,074

11) PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2008 (M€)
	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	61,727	(39,315)	22,412
Unproved properties	106	(1)	105
Work in progress	9,586	—	9,586
Subtotal	71,419	(39,316)	32,103
Other property, plant and equipment
Land	1,446	(429)	1,017
Machinery, plant and equipment (including transportation equipment)	21,734	(14,857)	6,877
Buildings	5,739	(3,441)	2,298
Work in progress	2,226	(10)	2,216
Other	6,258	(4,627)	1,631
Subtotal	37,403	(23,364)	14,039
Total property, plant and equipment	108,822	(62,680)	46,142

As of December 31, 2007 (M€)
	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	60,124	(38,735)	21,389
Unproved properties	48	(1)	47
Work in progress	7,010	—	7,010
Subtotal	67,182	(38,736)	28,446
Other property, plant and equipment
Land	1,460	(417)	1,043
Machinery, plant and equipment (including transportation equipment)	20,575	(14,117)	6,458
Buildings	5,505	(3,430)	2,075
Work in progress	1,832	(4)	1,828
Other	6,291	(4,674)	1,617
Subtotal	35,663	(22,642)	13,021
Total property, plant and equipment	102,845	(61,378)	41,467

As of December 31, 2006 (M€)
	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	60,063	(39,211)	20,852
Unproved properties	20	(1)	19
Work in progress	7,080	(22)	7,058
Subtotal	67,163	(39,234)	27,929
Other property, plant and equipment
Land	1,550	(445)	1,105
Machinery, plant and equipment (including transportation equipment)	20,724	(14,131)	6,593
Buildings	5,392	(3,289)	2,103
Work in progress	1,228	(14)	1,214
Other	6,154	(4,522)	1,632
Subtotal	35,048	(22,401)	12,647
Total property, plant and equipment	102,211	(61,635)	40,576

Changes in net property, plant and equipment are analyzed in the following table:

(M€)	Net amount as of January 1,	Acquisitions	Disposals	Depreciation and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2008	41,467	11,442	(102)	(5,941)	(1,151)	427	46,142
2007	40,576	10,241	(729)	(5,674)	(2,347)	(600)	41,467
2006	40,568	9,209	(175)	(5,010)	(2,373)	(1,643)	40,576

In 2008, the “Other” heading mainly includes changes in net property, plant and equipment related to asset retirement obligations.

In 2007, the “Disposals” heading mainly included the impact of conversion of the Sincor project and the disposal of the Group’s interest in the Milford Haven refinery. The “Other” heading mainly included the impact of conversion of Sincor and the changes in Property, plant and equipment related to asset retirement obligations.

In 2006, the “Other” heading mainly included the impact of the spin-off of Arkema for 1,310 M€.

Property, plant and equipment presented above include the following amounts for facilities and equipment under finance leases that have been capitalized:

As of December 31, 2008 (M€)
	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	558	(316)	242
Buildings	35	(28)	7
Other	—	—	—
Total	593	(344)	249

As of December 31, 2007 (M€)
	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	503	(265)	238
Buildings	35	(29)	6
Other	—	—	—
Total	538	(294)	244

As of December 31, 2006 (M€)
	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	518	(244)	274
Buildings	40	(27)	13
Other	—	—	—
Total	558	(271)	287

12) EQUITY AFFILIATES: INVESTMENTS AND LOANS

Equity value (M€)	As of December 31,
	2008	2007	2006	2008	2007	2006
		% owned		Equity value
NLNG	15.00%	15.00%	15.00%	1,135	1,062	887
PetroCedeño — EM(b)	30.32%	30.32%	—	760	534	—
CEPSA (Upstream share)	48.83%	48.83%	48.83%	403	246	253
Angola LNG Ltd.(b)	13.60%	13.60%	—	326	155	—
Qatargas	10.00%	10.00%	10.00%	251	172	186
Société du Terminal Méthanier de Fos Cavaou(a)	30.30%	30.30%	30.30%	114	92	63
SCP Limited	10.00%	10.00%	10.00%	96	91	100
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	85	37	16
Qatar Liquefied Gas Company Limited II(a)	8.35%	8.35%	8.35%	82	86	55
Moattama Gas Transportation Cy	31.24%	31.24%	31.24%	65	53	61
Ocensa	15.20%	15.20%	15.20%	60	57	64
Gasoducto Gasandes Argentina	56.50%	56.50%	56.50%	58	74	115
GazTransport et Technigaz(b)	30.00%	30.00%	—	53	46	—
Laffan Refinery	10.00%	10.00%	10.00%	53	39	22
Other	—	—	—	350	277	331
Total Upstream				3,891	3,021	2,153
CEPSA (Downstream share)	48.83%	48.83%	48.83%	1,810	1,932	1,735
Saudi Aramco Total Refining & Petrochemicals(c)	37.50%	—	—	75	—	—
Wepec	22.41%	22.41%	22.41%	—	70	62
Other				73	103	125
Total Downstream				1,958	2,105	1,922
CEPSA (Chemicals share)	48.83%	48.83%	48.83%	424	524	503
Qatar Petrochemical Company Ltd	20.00%	20.00%	20.00%	192	150	147
Other				61	54	63
Total Chemicals				677	728	713
Sanofi-Aventis	11.38%	13.06%	13.13%	6,137	6,851	7,010
Other				—	—	—
Total Corporate				6,137	6,851	7,010
Total investments				12,663	12,705	11,798
Loans				2,005	2,575	1,533
Total investments and loans				14,668	15,280	13,331

(a)	Investment accounted for by the equity method as from 2006.
(b)	Investment accounted for by the equity method as from 2007.
(c)	Investment accounted for by the equity method as from 2008.

Equity in income (loss) (M€)	As of December 31,			For the year ended December 31,
	2008	2007	2006	2008	2007	2006
		% owned		Equity in income (loss)
NLNG	15.00%	15.00%	15.00%	554	477	329
PetroCedeño — EM(b)	30.32%	30.32%	—	193	—	—
CEPSA (Upstream share)	48.83%	48.83%	48.83%	50	88	104
Angola LNG Ltd.(b)	13.60%	13.60%	—	10	7	—
Qatargas	10.00%	10.00%	10.00%	126	74	119
Société du Terminal Méthanier de Fos Cavaou(a)	30.30%	30.30%	30.30%	(5)	(2)	(4)
SCP Limited	10.00%	10.00%	10.00%	4	1	—
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	83	5	(2)
Qatar Liquefied Gas Company Limited II(a)	8.35%	8.35%	8.35%	(11)	(5)	—
Moattama Gas Transportation Cy	31.24%	31.24%	31.24%	81	67	63
Ocensa	15.20%	15.20%	15.20%	—	—	—
Gasoducto Gasandes Argentina	56.50%	56.50%	56.50%	(10)	(22)	7
GazTransport et Technigaz(b)	30.00%	30.00%	—	51	45	—
Laffan Refinery	10.00%	10.00%	10.00%	2	—	—
Other	—	—	—	50	6	30
Total Upstream				1,178	741	646
CEPSA (Downstream share)	48.83%	48.83%	48.83%	76	253	246
Saudi Aramco Total Refining & Petrochemicals(c)	37.50%	—	—	—	—	—
Wepec	22.41%	22.41%	22.41%	(110)	14	1
Other				(13)	(1)	26
Total Downstream				(47)	266	273
CEPSA (Chemicals share)	48.83%	48.83%	48.83%	10	24	26
Qatar Petrochemical Company Ltd	20.00%	20.00%	20.00%	66	55	45
Other				(1)	1	—
Total Chemicals				75	80	71
Sanofi-Aventis	11.38%	13.06%	13.13%	515	688	556
CEPSA (Corporate share)	48.83%	48.83%	48.83%	—	—	147
Other				—	—	—
Total Corporate				515	688	703
Total investments				1,721	1,775	1,693

(a)	Investment accounted for by the equity method as from 2006.
(b)	Investment accounted for by the equity method as from 2007.
(c)	Investment accounted for by the equity method as from 2008.

The market value of the Group's share in CEPSA amounted to 8,833 M€ as of December 31, 2008 for an equity value of 2,637 M€.

The market value of the Group’s share in Sanofi-Aventis amounted to 6,744 M€ as of December 31, 2008.

In Group share, the main financial items of the equity affiliates are as follows:

As of December 31, (M€)	2008
Assets	23,173
Shareholders' equity	12,663
Liabilities	10,510

For the year ended December 31, (M€)	2008
Revenues from sales	19,982
Pre-tax income	2,412
Income tax	(691)
Net income	1,721

13) OTHER INVESTMENTS

As of December 31, 2008 (M€)	Carrying amount	Unrealized gain (loss)	Balance Sheet value
Areva(a)	69	59	128
Arkema	16	15	31
Chicago Mercantile Exchange Group(b)	1	5	6
Olympia Energy Fund(c)	36	(5)	31
Other publicly traded equity securities	—	—	—
Total publicly traded equity securities(d)	122	74	196
BBPP	75	—	75
BTC Limited	161	—	161
Other equity securities	733	—	733
Total other equity securities(d)	969	—	969
Other investments	1,091	74	1,165

As of December 31, 2007 (M€)	Carrying amount	Unrealized gain (loss)	Balance Sheet value
Areva(a)	69	216	285
Arkema	16	97	113
Nymex Holdings Inc	1	15	16
Other publicly traded equity securities	—	—	—
Total publicly traded equity securities(d)	86	328	414
BBPP	71	—	71
BTC Limited	161	—	161
Other equity securities	645	—	645
Total other equity securities(d)	877	—	877
Other investments	963	328	1,291

As of December 31, (M€)	2006
	Carrying amount	Unrealized gain (loss)	Balance sheet value
Areva(a)	69	135	204
Arkema	16	82	98
Other publicly traded equity securities	1	1	2
Total publicly traded equity securities(d)	86	218	304
BBPP	80	—	80
BTC Limited	185	—	185
Other equity securities	681	—	681
Total other equity securities(d)	946	—	946
Other investments	1,032	218	1,250

(a)	Unrealized gain based on the investment certificate.
(b)	The Nymex Holdings Inc. securities have been exchanged during the acquisition process running from June 11 to August 22, 2008 through which Chicago Mercantile Exchange Group acquired all the Nymex Holdings Inc. securities.
(c)	Securities acquired in 2008.
(d)	Including cumulative impairments of 608 M€ in 2008, 632 M€ in 2007 and 668 M€ in 2006.

These investments are classified as financial assets available for sale (see Note 1 paragraph Mii to the Consolidated Financial Statements).

14) OTHER NON-CURRENT ASSETS

As of December 31, 2008 (M€)	Gross value	Valuation allowance	Net value
Deferred income tax assets	1,010	—	1,010
Loans and advances(a)	1,932	(529)	1,403
Other	631	—	631
Total	3,573	(529)	3,044

As of December 31, 2007 (M€)	Gross value	Valuation allowance	Net value
Deferred income tax assets	797	—	797
Loans and advances(a)	1,378	(527)	851
Other	507	—	507
Total	2,682	(527)	2,155

As of December 31, 2006 (M€)	Gross value	Valuation allowance	Net value
Deferred income tax assets	806	—	806
Loans and advances(a)	1,513	(488)	1,025
Other	257	—	257
Total	2,576	(488)	2,088

(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

(M€) For the year ended December 31,	Valuation allowance as of January 1,	Increases	Decreases	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2008	(527)	(33)	52	(21)	(529)
2007	(488)	(13)	6	(32)	(527)
2006	(584)	(6)	23	79	(488)

15) INVENTORIES

As of December 31, 2008 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	2,772	(326)	2,446
Refined products	4,954	(416)	4,538
Chemicals products	1,419	(105)	1,314
Other inventories	1,591	(268)	1,323
Total	10,736	(1,115)	9,621

As of December 31, 2007 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,746	—	4,746
Refined products	6,874	(11)	6,863
Chemicals products	1,188	(91)	1,097
Other inventories	1,368	(223)	1,145
Total	14,176	(325)	13,851

As of December 31, 2006 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,038	(90)	3,948
Refined products	5,373	(44)	5,329
Chemicals products	1,544	(90)	1,454
Other inventories	1,231	(216)	1,015
Total	12,186	(440)	11,746

Changes in the valuation allowance on inventories are as follows:

(M€) For the year ended December 31,	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2008	(325)	(740)	(50)	(1,115)
2007	(440)	124	(9)	(325)
2006	(413)	(118)	91	(440)

16) ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

As of December 31, 2008 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	15,747	(460)	15,287
Recoverable taxes	2,510	—	2,510
Other operating receivables	6,227	(19)	6,208
Deferred income tax	206	—	206
Prepaid expenses	650	—	650
Other current assets	68	—	68
Other current assets	9,661	(19)	9,642

As of December 31, 2007 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	19,611	(482)	19,129
Recoverable taxes	2,735	—	2,735
Other operating receivables	4,457	(27)	4,430
Deferred income tax	112	—	112
Prepaid expenses	687	—	687
Other current assets	42	—	42
Other current assets	8,033	(27)	8,006

As of December 31, 2006 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	17,882	(489)	17,393
Recoverable taxes	2,098	—	2,098
Other operating receivables	4,306	(39)	4,267
Deferred income tax	94	—	94
Prepaid expenses	745	—	745
Other current assets	43	—	43
Other current assets	7,286	(39)	7,247

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

(in M€)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustments and other variations	Valuation allowance as of December 31,
Accounts receivable
2008	(482)	9	13	(460)
2007	(489)	(25)	32	(482)
2006	(562)	6	67	(489)

Other current assets
2008	(27)	7	1	(19)
2007	(39)	(4)	16	(27)
2006	(63)	(1)	25	(39)

As of December 31, 2008, the portion of the past due receivables included in “Accounts receivable” and “Other current assets” is 3,744 M€, of which 2,420 M€ has been overdue for less than 90 days, 729 M€ between 90 days and 6 months, 54 M€ between 6 and 12 months and 541 M€ for more than 12 months.

17) SHAREHOLDERS’ EQUITY

NUMBER OF TOTAL SHARES

The Company’s common shares, par value €2.50, as of December 31, 2008 are the only category of shares. Shares may be held in either bearer or registered form.

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

Pursuant to the Company’s bylaws (Statuts), no shareholder may cast a vote at a shareholders’ meeting, either by himself or through an agent, representing more than 10% of the total voting rights for the Company’s shares. This limit applies to the aggregated amount of voting rights held directly, indirectly or through voting proxies. However, in the case of double voting rights, this limit may be extended to 20%.

These restrictions no longer apply if any individual or entity, acting alone or in concert, acquires at least two-thirds of the total share capital of the Company, directly or indirectly, following a public tender offer for all of the Company’s shares.

The authorized share capital amounts to 3,413,204,025 shares as of December 31, 2008 compared to 4,042,585,605 as of December 31, 2007 and 4,081,629,794 as of December 31, 2006.

		Historical figures	Restated historical figures(a)
As of January 1, 2006		615,116,296	2,460,465,184
Shares issued in connection with:	Four-for-one stock split of share par value	1,845,348,888
	Capital increase reserved for employees	11,141,320	11,141,320
	Exercise of TOTAL share subscription options	849,319	849,319
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	332,130	332,130
Cancellation of shares(b)		(47,020,000)	(47,020,000)
As of January 1, 2007		2,425,767,953	2,425,767,953
Shares issued in connection with:	Exercise of TOTAL share subscription options	2,453,832
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	315,312
Cancellation of shares(c)		(33,005,000)
As of January 1, 2008		2,395,532,097
Shares issued in connection with:	Capital increase reserved for employees	4,870,386
	Exercise of TOTAL share subscription options	1,178,167
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	227,424
Cancellation of shares(d)		(30,000,000)
As of December 31, 2008(e)		2,371,808,074

(a)	Historical figures are restated to take into account the four-for-one stock split on May 18, 2006.
(b)	Decided by the Board of Directors on July 18, 2006.
(c)	Decided by the Board of Directors on January 10, 2007.
(d)	Decided by the Board of Directors on July 31, 2008.
(e)	Including 143,082,095 treasury shares deducted from consolidated shareholders’ equity.

The calculation of the weighted-average number of shares and of diluted shares, used for the presentation of the earnings per share and the diluted earnings per share respectively is detailed as follows:

	2008	2007	2006(a)
Number of shares as of January 1,	2,395,532,097	2,425,767,953	2,460,465,184
Number of shares issued during the year (pro rated)
Exercise of TOTAL share subscription options	742,588	1,020,190	304,461
Exercise of TOTAL share purchase options	2,426,827	4,141,186	3,756,803
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	86,162	163,074	169,146
TOTAL restricted shares	1,112,393	1,114,796	—
Capital increase reserved for employees	3,246,924	—	9,284,433
TOTAL shares held by TOTAL S.A. or by its subsidiaries and deducted from shareholders’ equity	(168,290,440)	(176,912,968)	(180,916,837)
Weighted-average number of shares	2,234,856,551	2,255,294,231	2,293,063,190
Dilutive effect
TOTAL share subscription and purchase options	6,784,200	13,698,928	14,758,984
TOTAL restricted shares	4,172,944	4,387,761	3,218,410
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	460,935	655,955	833,908
Capital increase reserved for employees	383,912	348,109	430,160
Weighted-average number of diluted shares	2,246,658,542	2,274,384,984	2,312,304,652

(a)	Figures are restated to take into account the four-for-one stock split on May 18, 2006.

CAPITAL INCREASE RESERVED FOR GROUP EMPLOYEES

At the shareholders’ meeting held on May 11, 2007, the shareholders delegated to the Board of Directors the authority to increase the share capital of the Company in one or more transactions and within a maximum period of 26 months from the date of the meeting, by an amount not exceeding 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made reserving subscriptions for such issuance to the Group employees participating in a company savings plan. It was specified that the amount of any such capital increase reserved for Group employees would be counted against the aggregate maximum nominal amount of share capital increases authorized by the shareholders’ meeting held on May 11, 2007 for issuing new ordinary shares or other securities granting immediate or future access to the Company’s share capital with preferential subscription rights (4 B€ in nominal value).

Pursuant to this delegation of authorization, the Board of Directors, during its November 6, 2007 meeting, implemented a first capital increase reserved for employees within the limit of 12 million shares, par value €2.50, at a price of € 44.40 per share, with dividend rights as of the January 1, 2007. The subscription period was open from March 10, 2008, to March 28, 2008, and 4,870,386 new TOTAL shares were issued in 2008.

SHARE CANCELLATION

Pursuant to the authorization granted by the shareholders’ meeting held on May 11, 2007 authorizing reduction of capital by cancellation of shares held by the Company within the limit of 10% of the outstanding capital every 24 months, the Board of Directors decided on July 31, 2008 to cancel 30,000,000 shares acquired in 2007 at an average price of €54.69 per share.

TREASURY SHARES (TOTAL SHARES HELD BY TOTAL S.A.)

As of December 31, 2008, TOTAL S.A held 42,750,827 of its own shares, representing 1.80% of its share capital, detailed as follows:

•	12,627,522 shares allocated to covering TOTAL share purchase option plans for Group employees;
•	5,323,305 shares allocated to TOTAL restricted shares plans for Group employees; and
•	24,800,000 shares purchased for cancellation between January and October 2008 pursuant to the authorization granted by the shareholders’ meetings held on May 11, 2007 and May 16, 2008.

These shares are deducted from the consolidated shareholders’ equity.

As of December 31, 2007, TOTAL S.A. held 51,089,964 of its own shares, representing 2.13% of its share capital, detailed as follows:

•	16,343,349 shares allocated to covering TOTAL share purchase option plans for Group employees;
•	4,746,615 shares allocated to TOTAL restricted share plans for Group employees; and
•

30,000,000 shares purchased for cancellation between February and December 2007 pursuant to the authorization granted by the shareholders’ meetings held on May 12, 2006 and May 11, 2007. The Board of Directors on July 31, 2008 decided to cancel these 30,000,000 shares acquired at an average price of €54.69 per share.

These shares were deducted from the consolidated shareholders’ equity.

As of December 31, 2006, TOTAL S.A. held 60,869,439 of its own shares, representing 2.51% of its share capital, detailed as follows:

•	23,272,755 shares allocated to covering TOTAL share purchase option plans for Group employees;
•	4,591,684 shares allocated to TOTAL restricted share plans for Group employees; and
•

33,005,000 shares purchased for cancellation between July and December 2006 pursuant to the authorization granted by the shareholders’ meetings held on May 12, 2006. The Board of Directors decided on January 10, 2007 to cancel 33,005,000 shares, at an average price of €52.52 per share.

These shares were deducted from the consolidated shareholders’ equity.

TOTAL SHARES HELD BY THE GROUP SUBSIDIARIES

As of December 31, 2008, 2007 and 2006, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.23% of its share capital as of December 31, 2008, 4.19% of its share capital as of December 31, 2007, and 4.14% of its share capital as of December 31, 2006, detailed as follows:

•	2,023,672 shares held by Total Nucléaire, a wholly-owned subsidiary indirectly controlled by TOTAL S.A.;
•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval)

These shares are deducted from the consolidated shareholders’ equity.

DIVIDEND

In 2008, TOTAL S.A. paid on May 23, 2008, the balance of the dividend of €1.07 per share for the 2007 fiscal year (the ex-dividend date was May 20, 2008.). In addition, TOTAL S.A. paid on November 19, 2008, an interim dividend of €1.14 per share for the fiscal year 2008 (the ex-dividend date was November 14, 2008).

A resolution will be submitted at the shareholders’ meeting on May 15, 2009 to pay a dividend of €2.28 per share for the 2008 fiscal year, i.e., a balance of €1.14 per share to be distributed after deducting the interim dividend of €1.14 already paid.

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

As of December 31, 2008, paid-in surplus amounted to 28,284 M€ (29,598 as of December 31, 2007, and 31,156 M€ as of December 31, 2006).

RESERVES

Under French laws, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of 70 M€ as of December 31, 2008 (70 M€ as of December 31, 2006 and 2007).

ITEMS RECOGNIZED DIRECTLY IN EQUITY

Shareholders’ equity is directly debited for 772 M€ in 2008 due to the following items. Items recognized directly in equity are as follows:

For the year ended (M€)	2008	2007	2006
Currency translation adjustment, Group share	(480)	(3,013)	(2,595)
Changes in fair value of financial assets available for sale	(224)	104	(61)
Others	(34)	13	24
Group share	(738)	(2,896)	(2,632)
Minority interests	(34)	(111)	(44)
Total items recognized directly in equity	(772)	(3,007)	(2,676)

18) EMPLOYEE BENEFITS OBLIGATIONS

Liabilities for employee benefits obligations consist of the following:

As of December 31, (M€)	2008	2007	2006
Pension benefits liabilities	1,187	1,721	1,918
Other benefits liabilities	608	611	647
Restructuring reserves (early retirement plans)	216	195	208
Total	2,011	2,527	2,773

The Group’s main defined benefit pension plans are located in France, the United Kingdom, the United States, Belgium and Germany. Their characteristics are the following:

•	The benefits are usually based on the final salary and seniority;
•	They are usually funded (pension fund or insurer);
•	They are closed to new employees who benefit from defined contribution pension plans.

The pension benefits include also termination indemnities and early retirement benefits.

The other benefits are the employer contribution to post-employment medical care.

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

	Pension benefits			Other benefits
As of December 31, (M€)	2008	2007	2006	2008	2007	2006

Change in benefit obligation
Benefit obligation at beginning of year	8,129	8,742	9,647	583	648	774
Service cost	143	160	174	14	12	11
Interest cost	416	396	392	24	28	30
Curtailments	(3)	(9)	(6)	—	—	(1)
Settlements	(5)	(20)	(243)	(4)	—	—
Special termination benefits	—	—	—	—	—	—
Plan participants’ contributions	12	10	11	—	—	—
Benefits paid	(463)	(448)	(444)	(37)	(40)	(36)
Plan amendments	12	(70)	17	(12)	(2)	7
Actuarial losses (gains)	(248)	(384)	(151)	(27)	(38)	(21)
Foreign currency translation and other(a)	(588)	(248)	(655)	3	(25)	(116)
Benefit obligation at year-end	7,405	8,129	8,742	544	583	648

Change in fair value of plan assets
Fair value of plan assets at beginning of year	(6,604)	(6,401)	(6,274)	—	—	—
Expected return on plan assets	(402)	(387)	(353)	—	—	—
Actuarial losses (gains)	1,099	140	(104)	—	—	—
Settlements	2	8	201	—	—	—
Plan participants’ contributions	(12)	(10)	(11)	—	—	—
Employer contributions(b)	(855)	(556)	(617)	—	—	—
Benefits paid	375	349	327	—	—	—
Foreign currency translation and other(c)	633	253	430	—	—	—
Fair value of plan assets at year-end	(5,764)	(6,604)	(6,401)	—	—	—

Unfunded status	1,641	1,525	2,341	544	583	648
Unrecognized prior service cost	(48)	(49)	(149)	21	18	23
Unrecognized actuarial (losses) gains	(953)	(160)	(423)	43	10	(24)
Asset ceiling	5	5	4	—	—	—
Net recognized amount	645	1,321	1,773	608	611	647
Pension benefits and other benefits liabilities	1,187	1,721	1,918	608	611	647
Other non-current assets	(542)	(400)	(145)	—	—	—

(a)	In 2006, the variation in foreign currency translation and other included the spin-off of Arkema which amounted to (587) M€ for benefit obligation and 375 M€ for fair value of plan assets related to pension benefits, and (107) M€ for benefit obligation related to other pension benefits.
(b)	In 2008, the Group covered certain employee pension benefit plans through insurance companies for an amount of 757 M€ (269 M€ in 2006).
(c)	In 2006, the variation in foreign currency translation and other included the spin-off of Arkema which amounted to 375 M€ of fair value of plan assets.

As of December 31, 2008, the fair value of pension benefits and other pension benefits which are entirely or partially funded amounted to 6,515 M€ and the present value of the unfunded benefits amounted to 1,434 M€ (7,175 M€ and 1,537 M€, respectively, as of December 31, 2007, and 7,358 M€ and 2,032 M€, respectively, as of December 31, 2006).

The experience actuarial gains (losses) related to the defined benefit obligation and the fair value of plan assets are as follows:

For the year ended (M€)	2008	2007
Experience actuarial gains (losses) related to the defined benefit obligation	(12)	(80)
Experience actuarial gains (losses) related to the fair value of plan assets	(1,099)	(140)

As of December 31, (M€)	2008	2007	2006	2005	2004
Pension benefits
Benefit obligation	7,405	8,129	8,742	9,647	8,117
Fair value of plan assets	(5,764)	(6,604)	(6,401)	(6,274)	(5,362)
Unfunded status	1,641	1,525	2,341	3,373	2,755
Other benefits
Benefits obligation	544	583	648	774	675
Fair value of plan assets	—	—	—	—	—
Unfunded status	544	583	648	774	675

The Group expects to contribute 82 M€ to its pension plans in 2009.

Estimated future payments (M€)	Pension benefits	Other benefits
2009	518	35
2010	497	36
2011	494	37
2012	501	37
2013	527	39
2014-2018	2,652	180

Asset allocation	Pension benefits
As of December 31, (M€)	2008	2007	2006
Equity securities	25%	36%	42%
Debt securities	56%	56%	48%
Monetary	16%	4%	6%
Real estate	3%	4%	4%

The Group’s assumptions of expected returns on assets are built up by asset class and by country based on long-term bond yields and risk premiums.

The discount rate retained corresponds to the rate of high quality corporate bonds based on a benchmark per country of different market data on the closing date.

Assumptions used to determine benefits obligations	Pension benefits			Other benefits
As of December 31, (M€)	2008	2007	2006	2008	2007	2006
Discount rate	5.93%	5.50%	4.69%	6.00%	5.50%	4.89%
Average expected rate of salary increase	4.56%	4.29%	4.14%	—	—	—
Expected rate of healthcare inflation
— initial rate	—	—	—	4.88%	5.16%	5.57%
— ultimate rate	—	—	—	3.64%	3.64%	3.65%

Assumptions used to determine the net periodic benefit cost (income)	Pension benefits			Other benefits
As of December 31, (M€)	2008	2007	2006	2008	2007	2006
Discount rate	5.50%	4.69%	4.51%	5.50%	4.89%	4.56%
Average expected rate of salary increase	4.29%	4.14%	3.63%	—	—	—
Expected return on plan assets	6.60%	6.26%	6.14%	—	—	—
Expected rate of healthcare inflation
— initial rate	—	—	—	5.16%	5.57%	5.41%
— ultimate rate	—	—	—	3.64%	3.65%	4.00%

A 0,5% increase or decrease in discount rates – all other things being equal – would have the following approximate impact:

(M€)	0.5% increase	0.5% decrease
Benefit obligation as of December 31, 2008	(420)	475
Net periodic benefit cost (income)	(30)	37

A 10% increase or decrease in the fair value of plan assets – all other things being equal – would have the following approximate impact:

(M€)	10% increase	10% decrease
Fair value of plan assets as of December 31, 2008	576	(576)
Net periodic benefit cost (income)	(86)	105

The components of the net periodic benefit cost (income) in 2008, 2007 and 2006 are:

	Pension benefits			Other benefits
As of December 31, (M€)	2008	2007	2006	2008	2007	2006
Service cost	143	160	174	14	12	11
Interest cost	416	396	392	24	28	30
Expected return on plan assets	(402)	(387)	(353)	—	—	—
Amortization of prior service cost	34	31	41	(10)	(5)	(2)
Amortization of actuarial losses (gains)	22	17	26	(2)	(1)	(2)
Asset ceiling	1	—	—	—	—	—
Curtailments	(3)	(8)	(4)	—	—	(1)
Settlements	(2)	(12)	(15)	(3)	(1)	—
Special termination benefits	—	—	—	—	—	—
Net periodic benefit cost (income)	209	197	261	23	33	36
Net periodic benefit cost (income) from continuing operations	209	197	256	23	33	35
Net periodic benefit cost (income) from discontinued operations	—	—	5	—	—	1

A positive or negative change of one-percentage-point in the healthcare inflation rate would have the following approximate impact:

(M€)	1% point increase	1% point decrease
Benefit obligation as of December 31, 2008	69	(52)
Net periodic benefit cost (income)	6	(4)

19) PROVISIONS AND OTHER NON-CURRENT LIABILITIES

As of December 31, (M€)	2008	2007	2006
Litigation and accrued penalty claims	546	601	497
Provisions for environmental contingencies	558	552	574
Asset retirement obligations	4,500	4,206	3,893
Other non-current provisions	1,804	1,188	1,215
Other non-current liabilities	450	296	288
Total	7,858	6,843	6,467

In 2008, litigation reserves include a provision covering risks concerning antitrust investigations related to Arkema amounting to 85 M€ as of December 31, 2008. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2008, other non current provisions include the contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for 256 M€ as of December 31, 2008.

In 2007, litigation reserves included a provision covering risks concerning antitrust investigations related to Arkema amounting to 138 M€ as of December 31, 2007. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2007, the other non-current provisions mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for 134 M€ as of December 31, 2007; and
•	Provisions related to restructuring activities in the Chemicals segment for 49 M€ as of December 31, 2007.

In 2006, litigation reserves included a provision covering risks concerning antitrust investigations related to Arkema amounting to 138 M€ as of December 31, 2006.

In 2006, the other non-current provisions mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for 176 M€ as of December 31, 2006; and
•	Provisions related to restructuring activities in the Chemicals segment for 72 M€ as of December 31, 2006.

CHANGES IN PROVISIONS AND OTHER NON-CURRENT LIABILITIES

(M€)	As of January 1,	Allowances	Reversals	Currency translation adjustment	Other	As of December 31,
2008	6,843	1,424	(864)	(460)	915	7,858
2007	6,467	747	(927)	(303)	859	6,843
2006	7,051	884	(821)	(273)	(374)	6,467

In 2008, allowances of the period (1,424 M€) mainly include:

•	asset retirement obligations for 229 M€ (accretion);
•	the contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for 140 M€;
•	environmental contingencies for 89 M€;
•

an allowance of 48 M€ for litigation reserves in connection with antitrust investigations, as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”; and

•	provisions related to restructuring of activities for 27 M€.

In 2007, allowances of the period (747 M€) mainly included:

•	provisions for asset retirement obligations for 189 M€ (accretion);
•	an allowance of 100 M€ for litigation reserves in connection with antitrust investigations, as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”;

•	environmental contingencies in the Chemicals segment for 23 M€; and
•	provisions related to restructuring of activities in the Chemicals segment for 15 M€.

In 2006, allowances of the period (884 M€) mainly included:

•	provisions for asset retirement obligations for 182 M€ (accretion);
•	an additional allowance of the contingency reserve related to the Toulouse-AZF plant explosion (civil liability), for 100 M€;
•	environmental contingencies in the Chemicals segment for 96 M€;
•	provisions related to restructuring of activities in the Chemicals segment for 88 M€; and
•	an allowance of 32 M€ for litigation reserves in connection with antitrust investigations, as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”.

In 2008, the main reversals of the period (864 M€) relate to the incurred expenses, which mainly include:

•	provisions for asset retirement obligations for 280 M€;
•	163 M€ for litigation reserves in connection with antitrust investigations;
•	environmental contingencies written back for 96 M€;
•	the contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for 18 M€; and
•	provisions for restructuring and social plans written back for 10 M€.

In 2007, the main reversals of the period (927 M€) were related to the incurred expenses which mainly included:

•	provisions for asset retirement obligations for 209 M€;
•	environmental contingencies in the Chemicals segment written back for 52 M€;
•	the contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for 42 M€; and
•	provisions for restructuring and social plans written back for 37 M€.

In 2006, the main reversals of the period (821 M€) were related to the incurred expenses, which mainly included:

•	provisions for asset retirement obligations for 174 M€;
•	the contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for 57 M€;
•	environmental contingencies in the Chemicals segment written back for 56 M€; and
•	provisions for restructuring and social plans written back for 43 M€.

CHANGES IN THE ASSET RETIREMENT OBLIGATION

(M€)	As of January 1,	Accretion	Revision in estimates	New obligations	Spending on existing obligations	Currency translation adjustment	Other	As of December 31,
2008	4,206	229	563	188	(280)	(414)	8	4,500
2007	3,893	189	203	371	(209)	(206)	(35)	4,206
2006	3,710	182	66	274	(174)	(191)	26	3,893

20) FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

A) NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

As of December 31, 2008 (M€)	Secured	Unsecured	Total
(Assets)/Liabilities

Non-current financial debt	895	15,296	16,191
of which hedging instruments of non-current financial debt (liabilities)	—	440	440
Hedging instruments of non-current financial debt (assets)(a)	—	(892)	(892)
Non-current financial debt - net of hedging instruments	895	14,404	15,299
Bonds, net of hedging instruments	—	13,667	13,667
Bank and other, floating rate	553	665	1,218
Bank and other, fixed rate	140	6	146
Financial lease obligations	202	66	268
Non-current financial debt - net of hedging instruments	895	14,404	15,299

As of December 31, 2007 (M€)	Secured	Unsecured	Total
(Assets)/Liabilities

Non-current financial debt	772	14,104	14,876
of which hedging instruments of non-current financial debt (liabilities)	—	369	369
Hedging instruments of non-current financial debt (assets)(a)	—	(460)	(460)
Non-current financial debt - net of hedging instruments	772	13,644	14,416
Bonds, net of hedging instruments	—	11,650	11,650
Bank and other, floating rate	453	1,781	2,234
Bank and other, fixed rate	2	213	215
Financial lease obligations	317	—	317
Non-current financial debt - net of hedging instruments	772	13,644	14,416

As of December 31, 2006 (M€)	Secured	Unsecured	Total
(Assets)/Liabilities

Non-current financial debt	771	13,403	14,174
of which hedging instruments of non-current financial debt (liabilities)	—	193	193
Hedging instruments of non-current financial debt (assets)(a)	—	(486)	(486)
Non-current financial debt - net of hedging instruments	771	12,917	13,688
Bonds, net of hedging instruments	—	11,120	11,120
Bank and other, floating rate	398	1,589	1,987
Bank and other, fixed rate	2	208	210
Financial lease obligations	371	—	371
Non-current financial debt - net of hedging instruments	771	12,917	13,688

(a)	See the description of these hedging instruments in Note 1 paragraph M(iii) “Long-term financing” and Notes 28 and 29 to the Consolidated Financial Statements.

Fair value of bonds, as of December 31, 2008, after taking into account hedging currency and interest rates swaps, can be detailed as follows:

		Fair value after hedging as of
(M€)	Year of issue	December 31, 2008	December 31, 2007	December 31, 2006	Currency	Maturity	Initial rate before hedging instruments
Parent company
Bond	1996	—	324	362	FRF	2008	6.750%
Bond	1997	—	—	75	FRF	2007	5.030%
Bond	1997	—	—	63	ESP	2007	6.800%
Bond	1997	124	118	126	FRF	2009	6.200%
Bond	1998	—	26	29	FRF	2008	Pibor 3 months + 0.380%
Bond	1998	119	113	132	FRF	2009	5.125%
Bond	1998	121	114	128	FRF	2013	5.000%
Bond	2000	63	60	68	EUR	2010	5.650%
Current portion (less than one year)		(243)	(349)	(138)
Total parent company		184	406	845
Elf Aquitaine S.A.
Bond	1999	1,003	998	996	EUR	2009	4.500%
Current portion (less than one year)		(1,003)	—	—
Total Elf Aquitaine S.A.		—	998	996

		Fair value after hedging as of
(M€)	Year of issue	December 31, 2008	December 31, 2007	December 31, 2006	Currency	Maturity	Initial rate before hedging instruments
TOTAL CAPITAL
Bond	2002	—	—	276	CHF	2007	3.000%
Bond	2002	—	—	183	CHF	2007	3.000%
Bond	2002	—	—	101	CHF	2007	2.500%
Bond	2002	—	—	174	GBP	2007	5.000%
Bond	2002	—	—	90	GBP	2007	5.000%
Bond	2002	—	—	57	USD	2007	4.740%
Bond	2002	—	—	228	USD	2007	5.125%
Bond	2002	14	14	15	USD	2012	5.890%
Bond	2002	—	—	190	USD	2007	4.750%
Bond	2002	—	—	38	USD	2007	LIBOR USD 3 months + 0.060%
Bond	2002	—	—	38	USD	2007	LIBOR USD 3 months + 0.065%
Bond	2003	—	39	43	AUD	2008	5.000%
Bond	2003	—	41	46	AUD	2008	5.000%
Bond	2003	52	49	55	AUD	2009	6.250%
Bond	2003	—	44	50	CAD	2008	4.250%
Bond	2003	—	148	165	CHF	2008	2.010%
Bond	2003	154	145	162	CHF	2009	2.385%
Bond	2003	—	98	110	CHF	2008	2.010%
Bond	2003	166	157	175	CHF	2010	2.385%
Bond	2003	—	360	402	EUR	2008	3.500%
Bond	2003	—	72	81	EUR	2008	3.500%
Bond	2003	—	113	127	EUR	2008	3.500%
Bond	2003	—	—	61	GBP	2007	5.000%
Bond	2003	22	20	23	USD	2013	4.500%
Bond	2003	—	170	190	USD	2008	3.250%
Bond	2003-2004	395	373	418	USD	2009	3.500%
Bond	2004	57	54	60	AUD	2009	6.000%

		Fair value after hedging as of
(M€)	Year of issue	December 31, 2008	December 31, 2007	December 31, 2006	Currency	Maturity	Initial rate before hedging instruments
Bond	2004	28	26	29	AUD	2009	6.000%
Bond	2004	55	52	58	AUD	2011	5.750%
Bond	2004	55	52	58	CAD	2010	4.000%
Bond	2004	111	105	118	CAD	2011	4.875%
Bond	2004	117	110	123	CHF	2010	2.385%
Bond	2004	120	114	127	CHF	2012	2.375%
Bond	2004	454	429	479	EUR	2010	3.750%
Bond	2004	334	316	353	GBP	2010	4.875%
Bond	2004	132	125	140	GBP	2010	4.875%
Bond	2004	191	181	202	GBP	2010	4.875%
Bond	2004	—	—	103	GBP	2007	5.000%
Bond	2004	49	46	51	NZD	2014	6.750%
Bond	2004	—	34	38	USD	2008	3.250%
Bond	2004	—	34	38	USD	2008	3.250%
Bond	2004	—	68	76	USD	2008	3.250%
Bond	2004	216	204	228	USD	2011	4.125%
Bond	2004	72	68	76	USD	2011	4.125%
Bond	2005	55	52	58	AUD	2011	5.750%
Bond	2005	63	63	63	AUD	2012	5.750%
Bond	2005	58	55	61	CAD	2011	4.000%
Bond	2005	187	177	197	CHF	2012	2.135%
Bond	2005	116	109	122	CHF	2011	1.625%
Bond	2005	65	65	65	CHF	2012	2.135%
Bond	2005	226	226	226	CHF	2011	1.625%
Bond	2005	98	97	97	CHF	2012	2.375%
Bond	2005	376	356	397	EUR	2012	3.250%
Bond	2005	287	286	284	GBP	2012	4.625%
Bond	2005	36	34	38	USD	2009	3.500%
Bond	2005	144	136	152	USD	2011	4.125%
Bond	2005	57	57	57	NZD	2012	6.500%
Bond	2006	130	130	130	CHF	2016	2.385%
Bond	2006	62	62	62	AUD	2012	5.625%
Bond	2006	72	72	72	CAD	2012	4.125%
Bond	2006	100	100	100	EUR	2012	3.250%
Bond	2006	—	—	147	GBP	2007	5.000%
Bond	2006	65	65	65	CHF	2016	2.385%
Bond	2006	64	64	64	CHF	2016	2.385%
Bond	2006	64	64	63	CHF	2016	2.385%
Bond	2006	129	129	129	CHF	2018	3.135%
Bond	2006	102	100	100	EUR	2010	3.750%
Bond	2006	74	74	74	GBP	2012	4.625%
Bond	2006	300	300	300	EUR	2011	3.875%
Bond	2006	50	50	50	EUR	2010	3.750%
Bond	2006	127	127	127	CHF	2014	2.635%
Bond	2006	473	474	474	USD	2011	5.000%
Bond	2006	100	100	100	EUR	2012	3.250%
Bond	2006	42	42	42	EUR	2011	EURIBOR 3 months +0.040%
Bond	2006	300	300	300	EUR	2011	3.875%
Bond	2006	150	150	151	EUR	2011	3.875%
Bond	2006	120	120	120	USD	2011	5.000%
Bond	2006	75	75	74	GBP	2010	4.875%
Bond	2006	50	50	50	EUR	2010	3.750%
Bond	2006	300	300	300	EUR	2011	3.875%

		Fair value after hedging as of
(M€)	Year of issue	December 31, 2008	December 31, 2007	December 31, 2006	Currency	Maturity	Initial rate before hedging instruments
Bond	2006	125	126	126	CHF	2013	2.510%
Bond	2007	300	301		EUR	2013	4.125%
Bond	2007	306	305		GBP	2013	5.500%
Bond	2007	77	77		USD	2011	5.000%
Bond	2007	248	248		CHF	2014	2.635%
Bond	2007	370	371		USD	2012	5.000%
Bond	2007	73	74		GBP	2013	5.500%
Bond	2007	61	61		AUD	2012	6.500%
Bond	2007	300	302		EUR	2017	4.700%
Bond	2007	74	74		GBP	2010	4.875%
Bond	2007	222	222		USD	2012	5.000%
Bond	2007	49	49		JPY	2014	1.723%
Bond	2007	121	122		CHF	2015	3.125%
Bond	2007	76	76		CHF	2018	3.135%
Bond	2007	71	71		GBP	2012	4.625%
Bond	2007	61	61		CHF	2014	2.635%
Bond	2007	74	73		GBP	2013	5.500%
Bond	2007	72	72		CAD	2012	4.125%
Bond	2007	60	60		CHF	2010	2.385%
Bond	2007	60	60		CHF	2018	3.135%
Bond	2007	31	31		JPY	2014	1.505%
Bond	2008	92			AUD	2011	7.500%
Bond	2008	60			AUD	2013	7.500%
Bond	2008	61			AUD	2013	7.500%
Bond	2008	62			CHF	2012	2.135%
Bond	2008	124			CHF	2012	3.635%
Bond	2008	46			CHF	2012	2.385%
Bond	2008	92			CHF	2012	2.385%
Bond	2008	64			CHF	2012	2.385%
Bond	2008	128			CHF	2013	3.135%
Bond	2008	63			CHF	2013	3.135%
Bond	2008	61			CHF	2015	3.135%
Bond	2008	62			CHF	2015	3.135%
Bond	2008	62			CHF	2015	3.135%
Bond	2008	62			CHF	2018	3.135%
Bond	2008	100			EUR	2011	3.875%
Bond	2008	151			EUR	2011	3.875%
Bond	2008	50			EUR	2012	3.250%
Bond	2008	200			EUR	2013	4.125%
Bond	2008	100			EUR	2013	4.125%
Bond	2008	1,002			EUR	2013	4.750%
Bond	2008	50			EUR	2011	3.875%
Bond	2008	50			EUR	2011	3.875%
Bond	2008	63			GBP	2012	4.625%
Bond	2008	63			GBP	2010	4.875%
Bond	2008	66			GBP	2010	4.875%
Bond	2008	63			GBP	2012	4.625%
Bond	2008	64			GBP	2012	4.625%
Bond	2008	63			GBP	2013	5.500%
Bond	2008	60			JPY	2011	EURIBOR 6 months +0.018%
Bond	2008	149			JPY	2013	EURIBOR 6 months +0.008%

		Fair value after hedging as of
(M€)	Year of issue	December 31, 2008	December 31, 2007	December 31, 2006	Currency	Maturity	Initial rate before hedging instruments
Bond	2008	62			NOK	2012	6.000%
Bond	2008	102			USD	2011	3.750%
Bond	2008	69			USD	2012	5.000%
Bond	2008	194			USD	2013	4.000%
Current portion (less than one year)		(722)	(1,222)	(1,686)
Total TOTAL CAPITAL(a)		13,380	10,136	9,206

Other consolidated subsidiaries		103	110	73
Total		13,667	11,650	11,120

(a)	TOTAL CAPITAL S.A. is a wholly-owned indirect subsidiary of the Company (with the exception of one share each held by the members of its Board of Directors, as required under French law). It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by the Company as to payment of principal, premium, if any, interest and any other amounts due.

Loan repayment schedule (excluding current portion)

As of December 31, 2008 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2010	3,160	170	(168)	2,992	20%
2011	3,803	24	(145)	3,658	24%
2012	3,503	115	(179)	3,324	22%
2013	3,430	127	(198)	3,232	21%
2014 and beyond	2,295	4	(202)	2,093	13%
Total	16,191	440	(892)	15,299	100%

As of December 31, 2007 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2009	2,137	6	(114)	2,023	14%
2010	2,767	16	(207)	2,560	18%
2011	3,419	123	(65)	3,354	23%
2012	3,517	90	(30)	3,487	24%
2013 and beyond	3,036	134	(44)	2,992	21%
Total	14,876	369	(460)	14,416	100%

As of December 31, 2006 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2008	2,604	4	(245)	2,359	17%
2009	2,320	14	(82)	2,238	16%
2010	3,083	2	(104)	2,979	22%
2011	3,177	75	(20)	3,157	23%
2012 and beyond	2,990	98	(35)	2,955	22%
Total	14,174	193	(486)	13,688	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial debt.

As of December 31, (M€)	2008	%	2007	%	2006	%
U.S. Dollar	3,990	26%	4,700	33%	6,981	51%
Euro	10,685	70%	8,067	56%	5,382	39%
Other currencies	624	4%	1,649	11%	1,325	10%
Total	15,299	100%	14,416	100%	13,688	100%

As of December 31, (M€)	2008	%	2007	%	2006	%
Fixed rate	633	4%	893	6%	896	7%
Floating rate	14,666	96%	13,523	94%	12,792	93%
Total	15,299	100%	14,416	100%	13,688	100%

B) CURRENT FINANCIAL ASSETS AND LIABILITIES

Current borrowings consist mainly of commercial papers or treasury bills or draws on bank loans. These instruments bear interest at rates that are close to market rates.

As of December 31, (M€)
(Assets)/Liabilities	2008	2007	2006
Current financial debt	5,586	2,530	3,348
Current portion of non-current financial debt	2,136	2,083	2,510
Current borrowings	7,722	4,613	5,858
Current portion of financial instruments for interest rate swaps liabilities	12	1	—
Other current financial instruments - liabilities	146	59	75
Other current financial liabilities (note 28)	158	60	75
Current deposits beyond three months	(1)	(850)	(3,496)
Current portion of financial instruments for interest rate swaps - assets	(100)	(388)	(341)
Other current financial instruments - assets	(86)	(26)	(71)
Current financial assets (note 28)	(187)	(1,264)	(3,908)
Current borrowings and related financial assets and liabilities, net	7,693	3,409	2,025

C) NET-DEBT-TO-EQUITY RATIO

For its internal and external communication needs, the Group calculates a debt ratio by dividing its net financial debt by equity. Shareholders’ equity as of December 31, 2008 is calculated after distribution of a dividend of 2.28 € per share of which 1.14 € per share was paid on November 19, 2008.

The net-debt-to-equity ratio is calculated as follows:

As of December 31, (M€)
(Assets)/Liabilities	2008	2007	2006
Current borrowings	7,722	4,613	5,858
Other current financial liabilities	158	60	75
Current financial assets	(187)	(1,264)	(3,908)
Non-current financial debt	16,191	14,876	14,174
Hedging instruments of non-current financial debt	(892)	(460)	(486)
Cash and cash equivalents	(12,321)	(5,988)	(2,493)
Net financial debt	10,671	11,837	13,220
Shareholders’ equity - Group share	48,992	44,858	40,321
Estimated dividend payable	(2,540)	(2,397)	(2,258)
Minority interest	958	842	827
Total shareholder’s equity	47,410	43,303	38,890
Net-debt-to-equity ratio	22.5%	27.3%	34.0%

21) OTHER CREDITORS AND ACCRUED LIABILITIES

As of December 31, (M€)	2008	2007	2006
Accruals and deferred income	151	137	163
Payable to States (including taxes and duties)	6,256	7,860	7,204
Payroll	928	909	879
Other operating liabilities	4,297	3,900	4,263
Total	11,632	12,806	12,509

22) LEASE CONTRACTS

The Group leases real estate, retail stations, ships, and other equipments (see Note 11 to the Consolidated Financial Statements).

The future minimum lease payments on operating and finance leases to which the Group is committed are shown as follows:

For the year ended December 31, 2008 (M€)	Operating leases	Finance leases
2009	429	47
2010	306	42
2011	243	42
2012	208	42
2013	166	40
2014 and beyond	675	148
Total minimum payments	2,027	361
Less financial expenses		(70)
Nominal value of contracts		291
Less current portion of finance lease contracts		(23)
Outstanding liability of finance lease contracts		268

For the year ended December 31, 2007 (M€)	Operating leases	Finance leases
2008	427	50
2009	352	47
2010	291	46
2011	210	46
2012	149	47
2013 and beyond	492	154
Total minimum payments	1,921	390
Less financial expenses		(47)
Nominal value of contracts		343
Less current portion of finance lease contracts		(26)
Outstanding liability of finance lease contracts		317

For the year ended December 31, 2006 (M€)	Operating leases	Finance leases
2007	381	52
2008	378	56
2009	307	56
2010	246	51
2011	153	54
2012 and beyond	422	218
Total minimum payments	1,887	487
Less financial expenses		(87)
Nominal value of contracts		400
Less current portion of finance lease contracts		(29)
Outstanding liability of finance lease contracts		371

Net rental expense incurred under operating leases for the year ended December 31, 2008, was 426 M€ (383 M€ in 2007 and 380 M€ in 2006).

23) COMMITMENTS AND CONTINGENCIES

	Maturity and installments
As of December 31, 2008 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	15,031	—	13,064	1,967
Current portion of non-current debt obligations net of hedging instruments (Note 20)	2,025	2,025	—	—
Finance lease obligations (Note 22)	291	23	142	126
Asset retirement obligations (Note 19)	4,500	154	653	3,693
Contractual obligations recorded in the balance sheet	21,847	2,202	13,859	5,786
Operating lease obligations (Note 22)	2,027	429	923	675
Purchase obligations	60,226	4,420	13,127	42,679
Contractual obligations not recorded in the balance sheet	62,253	4,849	14,050	43,354
Total of contractual obligations	84,100	7,051	27,909	49,140
Guarantees given for excise taxes	1,720	1,590	58	72
Collateral given against borrowings	2,870	1,119	519	1,232
Indemnities related to sales of businesses	39	3	1	35
Guarantees of current liabilities	315	119	164	32
Guarantees to customers / suppliers	2,866	68	148	2,650
Letters of credit	1,080	1,024	17	39
Other operating commitments	648	246	132	270
Total of other commitments given	9,538	4,169	1,039	4,330
Mortgages and liens received	321	72	110	139
Other commitments received	4,218	2,440	234	1,544
Total of commitments received	4,539	2,512	344	1,683

	Maturity and installments
As of December 31, 2007 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	14,099	—	11,251	2,848
Current portion of non-current debt obligations net of hedging instruments (Note 20)	1,669	1,669	—	—
Finance lease obligations (Note 22)	343	26	173	144
Asset retirement obligations (Note 19)	4,206	189	503	3,514
Contractual obligations recorded in the balance sheet	20,317	1,884	11,927	6,506
Operating lease obligations (Note 22)	1,921	427	1,002	492
Purchase obligations	61,794	3,210	15,419	43,165
Contractual obligations not recorded in the balance sheet	63,715	3,637	16,421	43,657
Total of contractual obligations	84,032	5,521	28,348	50,163
Guarantees given for excise taxes	1,796	590	58	1,148
Collateral given against borrowings	781	9	624	148
Indemnities related to sales of businesses	40	—	3	37
Guarantees of current liabilities	97	16	48	33
Guarantees to customers/suppliers	1,197	23	6	1,168
Letters of credit	1,677	1,677	—	—
Other operating commitments	1,280	207	151	922
Total of other commitments given	6,868	2,522	890	3,456
Mortgages and liens received	353	7	69	277
Other commitments received	3,887	2,781	377	729
Total of commitments received	4,240	2,788	446	1,006

	Maturity and installments
As of December 31, 2006 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	13,317	—	10,548	2,769
Current portion of non-current debt obligations net of hedging instruments (Note 20)	2,140	2,140	—	—
Finance lease obligations (Note 22)	400	29	185	186
Asset retirement obligations (Note 19)	3,893	221	576	3,096
Contractual obligations recorded in the balance sheet	19,750	2,390	11,309	6,051
Operating lease obligations (Note 22)	1,887	381	1,084	422
Purchase obligations	37,327	3,551	9,696	24,080
Contractual obligations not recorded in the balance sheet	39,214	3,932	10,780	24,502
Total of contractual obligations	58,964	6,322	22,089	30,553
Guarantees given for excise taxes	1,807	587	22	1,198
Collateral given against borrowings	1,079	16	691	372
Indemnities related to sales of businesses	113	38	40	35
Guarantees of current liabilities	68	21	15	32
Guarantees to customers/suppliers	1,544	150	181	1,213
Letters of credit	1,416	1,416	—	—
Other operating commitments	1,127	107	205	815
Total of other commitments given	7,154	2,335	1,154	3,665
Mortgages and liens received	329	11	77	241
Other commitments received	2,965	2,089	315	561
Total of commitments received	3,294	2,100	392	802

A. CONTRACTUAL OBLIGATIONS

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet. It includes the non-current portion of issue swaps and swaps hedging bonds, and excludes non-current finance lease obligations of 268 M€.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of issue swaps and swaps hedging bonds and excludes the current portion of finance lease obligations of 23 M€.

The information regarding contractual obligations linked to indebtedness is presented in Note 20 to the Consolidated Financial Statements.

Lease contracts

The information regarding operating and finance leases is presented in Note 22 to the Consolidated Financial Statements.

Asset retirement obligations

This item represents the discounted present value of Upstream asset retirement obligations, primarily asset removal costs at the completion date. The information regarding contractual obligations linked to asset retirement obligations is presented in Notes 1Q and 19 to the Consolidated Financial Statements.

Purchase obligations

Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on the company and specify all significant terms, including the amount and the timing of the payments. These obligations mainly include: hydrocarbon unconditional purchase contracts (except where an active, highly-liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase), reservation of transport capacities in pipelines, unconditional exploration works and development works in the Upstream segment, and contracts for capital investment projects in the Downstream segment.

B. OTHER COMMITMENTS GIVEN

Guarantees given for excise taxes

They consist of guarantees given to other oil and gas companies in order to comply with French tax authorities’ requirements for oil and gas imports in France. A payment would be triggered by a failure of the guaranteed party with respect to the French tax authorities. The default of the guaranteed parties is however considered to be highly remote by the Group.

Guarantees given against borrowings

The Group guarantees bank debt and finance lease obligations of certain non-consolidated companies and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2008, the maturities of these guarantees are up to 2023.

Indemnities related to sales of businesses

In the ordinary course of business, the Group executes contracts involving standard indemnities in the industry and indemnities specific to a transaction such as sale of a business. These indemnities might include claims against any of the following: environmental, tax and shareholder matters, intellectual property rights, governmental regulations and employment-related matters, dealer, supplier, and other commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. The Group regularly evaluates the probability of having to incur costs associated with these indemnities.

The guarantees related to antitrust investigations granted as part of the agreement relating to the spin-off of Arkema are described in Note 32 to the Consolidated Financial Statements.

Other guarantees given

Non-consolidated companies

The Group also guarantees the current liabilities of certain non-consolidated companies. Performance under these guarantees would be triggered by a financial default of the entity.

Operating agreements

As part of normal ongoing business operations and consistent with generally and accepted recognized industry practices, the Group enters into numerous agreements with third parties. These commitments are often entered into for commercial purposes, for regulatory purposes and for other operating agreements.

24) RELATED PARTIES

The main transactions and balances with related parties (principally non-consolidated companies and equity affiliates) are detailed as follows:

Balance sheet As of December 31, (M€)	2008	2007	2006
Receivables
Debtors and other debtors	244	277	411
Loans (excl. loans to equity affiliates)	354	378	457
Payables
Creditors and other creditors	136	460	424
Debts	50	28	25
Statement of income For the year ended December 31, (M€)	2008	2007	2006

Sales	3,082	2,635	1,996
Purchases	4,061	3,274	3,123
Financial expense	—	—	—
Financial income	114	29	60

Compensation for the administration and management bodies

The aggregate amount paid directly or indirectly by the French and foreign affiliates of the Company as compensation to the executive officers of TOTAL (the members of the Management Committee and the Treasury) and to the members of the Board of Directors who are employees of the Group, is detailed as follows:

For the year ended December 31, (M€ )	2008	2007	2006
Number of people	30	30	32
Direct or indirect compensation	20.4	19.9	19.8
Share-based payment expense (IFRS 2)(a)	16.6	18.4	16.6
Pension expenses(b)	11.9	12.2	14.0

(a)	Share-based payments expense computed for the executive officers and the members of the Board of Directors who are employees of the Group as described in Note 25 paragraph E to the Consolidated Financial Statements and based on the principles of IFRS 2 “Share-based payments” described in Note 1 paragraph E to the Consolidated Financial Statements.
(b)	The benefits provided for executive officers and certain members of the Board of Directors, employees and former employees of the Group, include severance to be paid on retirement, supplementary pension schemes and insurance plans, which represent 98.0 M€ provisioned as of December 31, 2008, against 102.9 M€ as of December 31, 2007 and 113.2 M€ as of December 31, 2006.

The compensation allocated to members of the Board of Directors for directors’ fees totaled 0.83 M€ in 2008 (0.82 M€ in 2007 and 0.82 M€ in 2006).

25) SHARE BASED PAYMENTS

A. TOTAL SHARE SUBSCRIPTION OPTIONS PLANS

	2003 Plan(a)	2004 Plan(b)	2005 Plan(c)	2006 Plan(d)	2007 Plan(e)	2008 Plan(f)	Total	Weighted- average exercise price
Exercise price until May 23, 2006 included(g)	33.30	39.85	49.73
Exercise price since May 24, 2006(g)	32.84	39.30	49.04	50.60	60.10	42.90
Expiration date	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016
Number of options(h)
Outstanding options as of January 1, 2006	11,196,796	13,411,320	6,094,080				30,702,196	39.42
Granted	—	—	134,400	5,727,240			5,861,640	50.58
Cancelled	(22,200)	(57,263)	(43,003)	(1,080)			(123,546)	41.74
Adjustment following the spin-off of Arkema(i)	163,180	196,448	90,280	—			449,908
Exercised	(729,186)	(120,133)	—	—			(849,319)	33.85
Outstanding options as of January 1, 2007	10,608,590	13,430,372	6,275,757	5,726,160			36,040,879	40.89
Granted	—	—	—	—	5,937,230		5,937,230	60.10
Cancelled	(22,138)	(20,093)	(11,524)	(13,180)	(17,125)		(84,060)	44.94
Exercised	(2,218,074)	(213,043)	(20,795)	(1,920)	—		(2,453,832)	33.55
Outstanding options as of January 1, 2008	8,368,378	13,197,236	6,243,438	5,711,060	5,920,105		39,440,217	44.23
Granted	—	—	—	—	—	4,449,810	4,449,810	42.90
Cancelled	(25,184)	(118,140)	(34,032)	(53,304)	(34,660)	(6,000)	(271,320)	44.88
Exercised	(841,846)	(311,919)	(17,702)	(6,700)	—	—	(1,178,167)	34.89
Outstanding options as of December 31, 2008	7,501,348	12,767,177	6,191,704	5,651,056	5,885,445	4,443,810	42,440,540	44.35

(a)	Grants approved by the Board of Directors on July 16, 2003 pursuant to the authorization given by the shareholders’ meeting held on May 17, 2001. The options are exercisable only after a two-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant.
(b)	Grants approved by the Board of Directors on July 20, 2004 pursuant to the authorization given by the shareholders’ meeting held on May 14, 2004. The options are exercisable only after a two-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant.
(c)	Grants approved by the Board of Directors on July 19, 2005 pursuant to the authorization given by the shareholders’ meeting held on May 14, 2004. The options are exercisable only after a two-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant.
(d)	Grants approved by the Board of Directors on July 18, 2006 pursuant to the authorization given by the shareholders’ meeting held on May 14, 2004. The options are exercisable only after a two-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant.
(e)	Grants approved by the Board of Directors on July 17, 2007 pursuant to the authorization given by the shareholders’ meeting held on May 11, 2007. The options are exercisable only after a two-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant. Beneficiaries working for a non-French subsidiary as of July 17, 2007 are authorized to transfer the shares issued upon exercise of options starting from July 18, 2009. Furthermore, the Board of Directors decided that for each beneficiary of more than 25,000 stock options, one third of the options granted in excess of this number will definitely be awarded following the two-year vesting period, under a performance condition based on the return on equity of the Group and calculated on the Consolidated Financial Statements of the Group for the fiscal year 2008. The performance condition states that the grant rate is null if the return on equity is less than or equal to 10%, varies on a straight-line basis between 0% and 80% if the return on equity is more than 10% and less than 18%, varies on a straight-line basis between 80% and 100% if the return on equity is more than or equal to 18% and less than 30%, and is equal to 100% if the return on equity is more than or equal to 30%
(f)	Grants on October 9, 2008 approved by the Board of Directors on September 9, 2008 pursuant to the authorization given by the shareholders’ meeting held on May 11, 2007. The options are exercisable only after a two-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant. Beneficiaries working for a non-French subsidiary as of October 9, 2008, are authorized to transfer the shares issued upon exercise of options starting from October 10, 2010. Furthermore, the Board of Directors decided that for each beneficiary of more than 25,000 stock options, one third of the options granted in excess of this number will finally be awarded following the two-year vesting period, under a performance condition based on the return on equity of the Group and calculated on the Consolidated Financial Statements of the Group for the fiscal year 2009 (performance condition described in footnote (e) above).
(g)	Exercise price in euro. The exercise prices of TOTAL subscription shares of the plans in force at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL subscription shares of these plans were multiplied by an adjustment factor equal to 0.986147 with effect as of May 24, 2006.
(h)	The number of options awarded, outstanding, cancelled or exercised before May 23, 2006 included, was multiplied by four to reflect the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(i)	Adjustments approved by the Board of Directors on March 14, 2006, in application of Articles 174-9, 174-12 and 174-13 of the decree No. 67-236 of March 23, 1967 in force during this Board of Directors and during TOTAL S.A. shareholders’ meeting of May 12, 2006, as part of the spin-off of Arkema. These adjustments have been made on May 22, 2006 with effect as of May 24, 2006.

B. TOTAL SHARE PURCHASE OPTIONS PLANS

	1998 Plan(a)	1999 Plan(b)	2000 Plan(c)	2001 Plan(d)	2002 Plan(e)	Total	Weighted- average exercise price
Exercise price until May 23, 2006 included(f)	23.44	28.25	40.68	42.05	39.58
Exercise price since May 24, 2006(f)		27.86	40.11	41.47	39.03
Expiration date	03/17/2006	06/15/2007	07/11/2008	07/10/2009	07/09/2010
Number of options(g)
Outstanding options as of January 1, 2006	589,652	2,052,432	6,509,944	8,735,900	11,283,480	29,171,408	39.44
Granted	—	—	—	—	—	—	—
Cancelled(h)	(72,692)	—	(7,272)	(15,971)	(26,694)	(122,629)	30.20
Adjustment following the spin-off of Arkema(i)	—	25,772	84,308	113,704	165,672	389,456
Exercised	(516,960)	(707,780)	(1,658,475)	(1,972,348)	(2,141,742)	(6,997,305)	37.87
Outstanding options as of January 1, 2007	—	1,370,424	4,928,505	6,861,285	9,280,716	22,440,930	39.33
Granted		—	—	—	—	—	—
Cancelled		(138,023)	(3,452)	(7,316)	(7,104)	(155,895)	29.28
Exercised		(1,232,401)	(1,782,865)	(1,703,711)	(2,210,429)	(6,929,406)	37.92
Outstanding options as of January 1, 2008		—	3,142,188	5,150,258	7,063,183	15,355,629	40.07
Granted			—	—	—	—	—
Cancelled			(480,475)	(3,652)	(13,392)	(497,519)	40.09
Exercised			(2,661,713)	(455,180)	(598,934)	(3,715,827)	40.10
Outstanding options as of December 31, 2008			—	4,691,426	6,450,857	11,142,283	40.06

(a)	Grants approved by the Board of Directors on March 17, 1998 pursuant to the authorization given by the shareholders’ meeting held on May 21, 1997. The options were exercisable only after a five-year period from the date of the Board meeting awarding the options and had to be exercised within eight years from this date. This plan expired on March 17, 2006.
(b)	Grants approved by the Board of Directors on June 15, 1999 pursuant to the authorization given by the shareholders’ meeting held on May 21, 1997. The options were exercisable only after a five-year period from the date of the Board meeting awarding the options and had to be exercised within eight years from this date. This plan has expired on June 15, 2007.
(c)	Grants approved by the Board of Directors on July 11, 2000 pursuant to the authorization given by the shareholders’ meeting held on May 21, 1997. The options were exercisable only after a four-year period from the date of the Board meeting awarding the options and has to be exercised within eight years from this date. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold for five years from the date of grant. This plan expired on July 11, 2008.
(d)	Grants approved by the Board of Directors on July 10, 2001 pursuant to the authorization given by the shareholders’ meeting held on May 17, 2001. The options are exercisable only after January 1, 2005 and must be exercised within eight years from the date of grant. For beneficiaries holding contracts with French companies or working in France, the shares arising from the exercise of options may not be sold for four years from the date of grant. Underlying shares may not be sold for four years from the date of grant.
(e)	Grants approved by the Board of Directors on July 9, 2002 pursuant to the authorization given by the shareholders’ meeting held on May 17, 2001. The options are exercisable only after a two-year period from the date of the Board meeting awarding the options and must be exercised within eight years from this date. Underlying shares may not be sold for four years from the date of grant.
(f)	Exercise price in euro. The exercise prices of TOTAL share purchase options of the plans at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL share purchase options of these plans were multiplied by an adjustment factor equal to 0.986147 with effect as of May 24, 2006.
(g)	The number of options awarded, outstanding, cancelled or exercised before May 23, 2006 included, was multiplied by four to reflect the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(h)	Including the confirmation in 2006 by the Company of the award of 500 stock options, par value €10, that had been cancelled erroneously in 2001 (Plan 2000).
(i)	Adjustments approved by the Board of Directors on March 14, 2006 in application of Articles 174-9, 174-12 and 174-13 of the decree n°67-236 of March 23, 1967 in force during this Board of Directors and during TOTAL S.A. shareholders’ meeting of May 12, 2006, as part of the spin-off of Arkema. These adjustments have been made on May 22, 2006 with effect as of May 24, 2006.

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

In order to take into account the spin-off of S.D.A. (Société de Développement Arkema) by Elf Aquitaine, the spin-off of Arkema by TOTAL S.A. and the four-for-one TOTAL stock split, the Board of Directors of TOTAL S.A., in accordance with the terms of the share exchange undertaking, approved on March 14, 2006 to adjust the exchange ratio described above (see pages 24 and 25 of the “Prospectus for the purpose of listing Arkema shares on Eurolist by Euronext in connection with the allocation of Arkema shares to TOTAL S.A. shareholders”). Following the approval by Elf Aquitaine shareholders’ meeting on May 10, 2006 of the spin-off of S.D.A. by Elf Aquitaine, the approval by TOTAL S.A. shareholders’ meeting on May 12, 2006 of the spin-off of Arkema by TOTAL S.A. and the four-for-one TOTAL stock split, the exchange ratio was adjusted to six TOTAL shares for one Elf Aquitaine share on May 22, 2006.

As of December 31, 2008, a maximum of 101,681 Elf Aquitaine shares, either outstanding or to be created, were covered by this guarantee, as follows:

Elf Aquitaine subscription plan(a)	1999 Plan n°1	1999 Plan n°2	Total	Weighted- average exercise price(b)
Exercise price until May 23, 2006 included(b)	115.60	171.60
Exercise price since May 24, 2006(b)	114.76	170.36
Expiration date	03/30/2009	09/12/2009
Outstanding position as of December 31, 2008	90,342	6,044	96,386	118.25
Outstanding Elf Aquitaine shares covered by the exchange guarantee as of December 31, 2008	5,295	—	5,295	114.76
Total of Elf Aquitaine shares, either outstanding or to be created, covered by the exchange guarantee for TOTAL shares as of December 31, 2008	95,637	6,044	101,681
TOTAL shares likely to be created within the scope of the application of the exchange guarantee as of December 31, 2008	573,822	36,264	610,086

(a)	Adjustments of the number of options approved by the Board of Directors of Elf Aquitaine on March 10, 2006 in application of articles 174-9, 174-12 and 174-13 of the decree No. 67-236 of March 23, 1967 in force on March 10, 2006 and during Elf Aquitaine shareholders’ meeting on May 10, 2006 , as part of the spin-off of SDA. These adjustments have been made on May 22, 2006 with effect as of May 24, 2006.
(b)	Exercise price in euro. To take into account the spin-off of S.D.A., the exercise prices of Elf Aquitaine share subscription options were multiplied by an adjustment factor equal to 0.992769 with effect on May 24, 2006.

Thus, as of December 31, 2008, at most 610,086 shares of the Group were likely to be created as part of the application of this exchange guarantee.

D. TOTAL restricted share grants

	2005 Plan(a)(b)	2006 Plan(c)	2007 Plan(d)	2008 Plan(e)	Total
Date of grant(f)	07/19/2005	07/18/2006	07/17/2007	10/9/2008
Number of restricted shares
Outstanding as of January 1, 2006	2,274,528				2,274,528
Notified	—	2,275,364			2,275,364
Cancelled	(7,432)	(3,068)			(10,500)
Finally granted	—	—			—
Outstanding as of January 1, 2007	2,267,096	2,272,296			4,539,392
Notified	—	—	2,366,365		2,366,365
Cancelled	(38,088)	(6,212)	(2,020)		(46,320)
Finally granted(g)	(2,229,008)	(2,128)	(1,288)		(2,232,424)
Outstanding as of January 1, 2008	—	2,263,956	2,363,057		4,627,013
Notified	—	—	—	2,791,968	2,791,968
Cancelled(h)	2,840	(43,822)	(29,504)	(19,220)	(89,706)
Finally granted(g)(h)	(2,840)	(2,220,134)	(336)	—	(2,223,310)
Outstanding as of December 31, 2008	—	—	2,333,217	2,772,748	5,105,965

(a)	Grants approved by the Board of Directors on July 19, 2005 pursuant to the authorization given by the shareholders’ meeting held on May 17, 2005. The grant of these shares, which have been bought back in 2005 by the Company on the market, became final after a two-year vesting period (acquisition of the right to restricted shares) on July 20, 2007, and after fulfilling the performance condition (see below). The Board of Directors on May 3, 2007 noticed that the acquisition rate, linked to the performance condition amounted to 100%. Moreover, the transfer of the restricted shares, that were definitely granted, will not be permitted between the date of final grant and the end of a two-year mandatory holding period, i.e. from July 20, 2009.
(b)	The number of restricted shares was multiplied by four to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(c)	Grants approved by the Board of Directors on July 18, 2006 pursuant to the authorization given by the shareholders’ meeting held on May 17, 2005. The grant of these shares, which were bought back in 2006 by the Company on the market, became final after a two-year vesting period (acquisition of the right to restricted shares) on July 19, 2008, subject to a performance condition (see below). The Board of Directors on May 6, 2008 noticed that the acquisition rate, linked to the performance condition amounted to 100%. Moreover, the transfer of the restricted shares, that were finally granted, will not be permitted between the date of final grant and the end of a two-year mandatory holding period, i.e. from July 19, 2010.
(d)	Grants approved by the Board of Directors on July 17, 2007 pursuant to the authorization given by the shareholders’ meeting held on May 17, 2005. The grant of these shares, which were bought back in 2007 by the Company on the market, will become final after a two-year vesting period (acquisition of the right to restricted shares) on July 18, 2009, subject to a performance condition (see below). Moreover, the transfer of the restricted shares, that might hence be finally granted, will not be permitted between the date of final grant and the end of a two-year mandatory holding period, i.e. from July 18, 2011.
(e)	Grants on October 9, 2008, approved by the Board of Directors on September, 9 2008 pursuant to the authorization given by the shareholders’ meeting held on May 16, 2008. The grant of these shares, which have been bought back in 2008 by the Company on the market, will become final after a two-year vesting period (acquisition of the right to restricted shares) on October 10, 2010, subject to a performance condition (see below). Moreover, the transfer of the restricted shares, that might hence be finally granted, will not be permitted between the date of final grant and the end of a two-year mandatory holding period on October 10, 2012.
(f)	The grant date corresponds to the date of the Board of Directors that approved the grant of restricted shares, except for the grant of restricted shares approved by the Board of Directors on September, 9 2008 that decided the grant of restricted shares on October 9, 2008.
(g)	Restricted shares finally granted following the death of their beneficiaries (2005, 2006 and 2007 Plans for fiscal year 2007, and Plan 2007 for fiscal year 2008).
(h)	For the 2005 Plan: restricted shares finally granted, for which the entitlement right had been cancelled erroneously.

For the 2006, 2007 and 2008 Plans, the restricted share grants are subject to a performance condition, which states that the number of restricted shares finally granted is based on the Return On Equity (ROE) of the Group.

The ROE is calculated on the consolidated accounts published by TOTAL and related to the fiscal year preceding the final grant.

This acquisition rate:

•	is equal to zero if the ROE is less than or equal to 10%;
•	varies on a straight-line basis between 0% and 80% if the ROE is more than 10% and less than 18%;
•	varies on a straight-line basis between 80% and 100% if the ROE is more than or equal to 18% and less than 30%; and
•	is equal to 100% if the ROE is more than or equal to 30%.

The 2005 Plan was subject to a performance condition that stated that the acquisition rate of the restricted shares granted was equal to zero if the ROE for 2006 was less than 10%, equal to 100% if the ROE was more than 20%, and varied on a straight-line basis between 0% and 100% when the ROE was between 10% and 20%.

E. SHARE-BASED PAYMENT EXPENSE

Share-based payment expense before tax for the year 2008 amounted to 154 M€ and can be broken down as follows:

•	61 M€ for TOTAL share subscription plans;
•	105 M€ for TOTAL restricted shares plans;

•	(12) M€ for the adjustment to the expense booked in 2007 related to TOTAL capital increase reserved for employees (see Note 17 to the Consolidated Financial Statements).

Share-based payment expense before tax for the year 2007 amounted to 196 M€ and can be broken down as follows:

•	65 M€ for TOTAL share subscription plans;
•	109 M€ for TOTAL restricted shares plans;
•	22 M€ for TOTAL capital increase reserved for employees (see Note 17 to the Consolidated Financial Statements).

Share-based payment expense before tax for the year 2006 amounted to 157 M€ and can be broken down as follows:

•	74 M€ for TOTAL share subscription plans;
•	83 M€ for TOTAL restricted shares plans.

The fair value of the options granted in 2008, 2007 and 2006 has been measured according to the Black-Scholes method and based on the following assumptions:

For the year ended December 31,	2008	2007	2006
Risk free interest rate (%)(a)	4.3	4.9	4.1
Expected dividends (%)(b)	8.4	3.9	4.2
Expected volatility (%)(c)	32.7	25.3	29.3
Vesting period (years)	2	2	2
Exercise period (years)	8	8	8
Fair value of the granted options (€ per option)	5.0	13.9	11.3

(a)	6-year zero coupon Euro swap rate.
(b)	The expected dividends are based on the price of TOTAL share derivatives traded on the markets.
(c)	The expected volatility is based on the implied volatility of TOTAL share options and of share indices options traded on the markets.

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

For the year ended December 31,	2007
Date of the Board of Directors meeting that decided the issue	November 6, 2007
Subscription price (€)	44.4
Share price at the date of the Board meeting (€)	54.6
Number of shares (in millions)(a)	10.6
Risk free interest rate (%)(b)	4.1
Employees loan financing rate (%)(c)	7.5
Non transferability cost (% of the share price at the date of the Board meeting)	14.9
Expense amount (€ per share)	2.1

(a)	The estimated expense as of December 31, 2007 was based on a subscription of the capital increase reserved for employees for 10.6 million shares. The subscription was opened from March 10 to 28, 2008 included, leading to the creation of 4,870,386 TOTAL shares in 2008 (see Note 17 to the Consolidated Financial Statements).
(b)	The risk-free interest rate is based on the French Treasury bonds rate for the appropriate maturity.
(c)	The employees loan financing rate is based on a 5 year consumer’s credit rate.

26) PAYROLL AND STAFF

For the year ended December 31, (M€)	2008	2007	2006
Personnel expenses(a)
Wages and salaries (including social charges)	6,014	6,058	5,828
Group employees(a)
France
• Management	10,688	10,517	10,313
• Other	26,413	26,779	27,518
International
• Management	14,709	14,225	13,263
• Other	45,149	44,921	43,976
Total	96,959	96,442	95,070

(a)	Number of employees and personnel expenses of fully consolidated subsidiaries.

27) STATEMENT OF CASH FLOW

A) Cash flow from operating activities

The following table gives additional information on cash paid or received in the cash flow from operating activities:

For the year ended December 31, (M€ )	2008	2007	2006
Interests paid	(958)	(1,680)	(1,648)
Interests received	505	1,277	1,261
Income tax paid	(10,631)	(9,687)	(10,439)
Dividends received	1,590	1,109	899

Changes in working capital are detailed as follows:

For the year ended December 31, (M€ )	2008	2007	2006
Inventories	4,020	(2,706)	(500)
Accounts receivable	3,222	(2,963)	494
Other current assets	(982)	(1,341)	(1,425)
Accounts payable	(3,056)	4,508	141
Other creditors and accrued liabilities	(633)	1,026	849
Net amount	2,571	(1,476)	(441)

B) Cash flow used in financing activities

Changes in non-current financial debt are detailed in the following table under a net value due to the high number of multiple drawings:

For the year ended December 31, (M€)	2008	2007	2006
Issuance of non-current debt	5,513	3,313	3,857
Repayment of non-current debt	(2,504)	(93)	(135)
Net amount	3,009	3,220	3,722

C) Cash and cash equivalents

Cash and cash equivalents are detailed as follows:

For the year ended December 31, (M€)	2008	2007	2006
Cash	1,836	1,930	1,823
Cash equivalents	10,485	4,058	670
Total	12,321	5,988	2,493

Cash equivalents are mainly composed of deposits less than three months deposited in government institutions or deposit banks selected in accordance with strict criteria.

28) FINANCIAL ASSETS AND LIABILITIES ANALYSIS PER INSTRUMENTS CLASS AND STRATEGY

The financial assets and liabilities disclosed on the face of the balance sheet are detailed as follows:

As of December 31, 2008 (M€) Assets/(Liabilities)	Financial instruments related to financing and trading activities						Other financial instruments	Total	Fair value
	Amortized cost	Fair value
		Available for sale	Held for trading	Financial debt(a)	Hedging of financial debt	Net investment hedge and other
Equity affiliates: loans	2,005							2,005	2,005
Other investments		1,165						1,165	1,165
Hedging instruments of non-current financial debt					892			892	892
Other non-current assets	1,403							1,403	1,403
Accounts receivable, net			—				15,287	15,287	15,287
Other operating receivables			1,664				4,544	6,208	6,208
Current financial assets	1		86		100	—		187	187
Cash and cash equivalents							12,321	12,321	12,321
Total financial assets	3,409	1,165	1,750		992	—	32,152	39,468	39,468
Total non-financial assets								78,842
Total assets								118,310

Non-current financial debt	(414)			(15,337)	(440)			(16,191)	(16,191)
Accounts payable			—				(14,815)	(14,815)	(14,815)
Other operating liabilities			(1,033)				(3,264)	(4,297)	(4,297)
Current borrowings	(5,721)			(2,001)				(7,722)	(7,722)
Other current financial liabilities			(146)		(12)			(158)	(158)
Total financial liabilities	(6,135)		(1,179)	(17,338)	(452)		(18,079)	(43,183)	(43,183)
Total non-financial liabilities								(75,127)
Total liabilities								(118,310)

(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph Miii to the Consolidated Financial Statements).

As of December 31, 2007 (M€) Assets/(Liabilities)	Financial instruments related to financing and trading activities						Other financial instruments	Total	Fair value
	Amortized cost	Fair value
		Available for sale	Held for trading	Financial debt(a)	Hedging of financial debt	Net investment hedge and other
Equity affiliates: loans	2,575							2,575	2,575
Other investments		1,291						1,291	1,291
Hedging instruments of non-current financial debt					460			460	460
Other non-current assets	851							851	851
Accounts receivable, net			464				18,665	19,129	19,129
Other operating receivables			519				3,911	4,430	4,430
Current financial assets	850		12		388	14		1,264	1,264
Cash and cash equivalents							5,988	5,988	5,988
Total financial assets	4,276	1,291	995		848	14	28,564	35,988	35,988
Total non-financial assets								77,553
Total assets								113,541

Non-current financial debt	(532)			(13,975)	(369)			(14,876)	(14,876)
Accounts payable			(243)				(17,940)	(18,183)	(18,183)
Other operating liabilities			(490)				(3,410)	(3,900)	(3,900)
Current borrowings	(2,655)			(1,958)				(4,613)	(4,613)
Other current financial liabilities			(59)		(1)			(60)	(60)
Total financial liabilities	(3,187)		(792)	(15,933)	(370)		(21,350)	(41,632)	(41,632)
Total non-financial liabilities								(71,909)
Total liabilities								(113,541)

(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph Miii to the Consolidated Financial Statements).

As of December 31, 2006 (M€) Assets/(Liabilities)	Financial instruments related to financing and trading activities						Other financial instruments	Total	Fair value
	Amortized cost	Fair value
		Available for sale	Held for trading	Financial debt(a)	Hedging of financial debt	Net investment hedge and other
Equity affiliates: loans	1,533							1,533	1,533
Other investments		1,250						1,250	1,250
Hedging instruments of non-current financial debt					486			486	486
Other non-current assets	1,025							1,025	1,025
Accounts receivable, net			341				17,052	17,393	17,393
Other operating receivables			311				3,956	4,267	4,267
Current financial assets	3,496		71		341			3,908	3,908
Cash and cash equivalents							2,493	2,493	2,493
Total financial assets	6,054	1,250	723		827		23,501	32,355	32,355
Total non-financial assets								72,868
Total assets								105,223

Non-current financial debt	(581)			(13,400)	(193)			(14,174)	(14,171)
Accounts payable			(426)				(14,654)	(15,080)	(15,080)
Other operating liabilities			(203)				(4,060)	(4,263)	(4,263)
Current borrowings	(3,538)			(2,320)				(5,858)	(5,858)
Other current financial liabilities			(75)					(75)	(75)
Total financial liabilities	(4,119)		(704)	(15,720)	(193)		(18,714)	(39,450)	(39,447)
Total non-financial liabilities								(65,773)
Total liabilities								(105,223)

(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph Miii to the Consolidated Financial Statements).

29) FAIR VALUE OF FINANCIAL INSTRUMENTS (EXCLUDING COMMODITY CONTRACTS)

A) IMPACT ON THE STATEMENT OF INCOME PER NATURE OF FINANCIAL INSTRUMENTS

Operating assets and liabilities

The impact on the statement of income is detailed as follows:

For the year ended December 31, (M€)	2008	2007	2006
Assets available for sale (investments):
— dividend income on non-consolidated companies	238	218	237
— gains (losses) on disposal of assets	15	170	428
— others	(15)	(63)	(46)
Loans and receivables	100	(2)	88
Impact on net operating income	338	323	707

The impact in the statement of income mainly includes:

•	Dividends and gains or losses on disposal of other investments classified as “Assets available for sale”;
•	Financial gains and depreciation on loans related to equity affiliates, non-consolidated companies and on receivables reported in “Loans and receivables”.

Assets and liabilities from financing activities

The impact on the statement of income of financing assets and liabilities is detailed as follows:

For the year ended December 31, (M€)	2008	2007	2006
Loans and receivables	547	1,135	976
Financing liabilities and associated hedging instruments	(996)	(1,721)	(1,597)
Fair value hedge (ineffective portion)	(4)	(26)	25
Assets and liabilities held for trading	(74)	73	232
Impact on the cost of net debt	(527)	(539)	(364)

The impact on the statement of income mainly includes:

•	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;
•

Financial expense of long term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short term financing classified as “Financing liabilities and associated hedging instruments”;

•	Ineffective portion of bond hedging;
•	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

Financial derivative instruments used for cash management purposes (interest rate and foreign exchange) are considered to be held for trading. Based on practical documentation issues, the Group did not elect to set up hedge accounting for such instruments. The impact on income of the derivatives is offset by the impact of loans and current liabilities they are related to. Therefore these transactions taken as a whole do not have a significant impact on the Consolidated Financial Statements.

B) IMPACT OF THE HEDGING STRATEGIES

Fair value hedge

The impact on the statement of income of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31, (M€)	2008	2007	2006
Revaluation at market value of bonds	(66)	137	(221)
Swap hedging of bonds	62	(163)	246
Ineffective portion of the fair value hedge	(4)	(26)	25

The ineffective portion is not representative of the Group’s performance considering the Group’s objective to hold swaps to maturity. The current portion of the swaps valuation is not subject to active management.

Net investment hedge

These instruments are recorded directly in shareholders’ equity under “Currency translation adjustments”. The variations of the period are detailed in the table below:

For the year ended December 31, (M€)	As of January 1,	Variations	Disposals	As of December 31,
2008	29	95	—	124
2007	(188)	217	—	29
2006	(183)	(5)	—	(188)

The fair value of the open instruments is equal to zero as of December 31, 2008 compared to 14 M€ in 2007.

There was no open instrument as of December 31, 2006.

Cash flow hedge

These hedges are not significant considering the Group’s policy not to hedge future cash flows as of December 31, 2008, 2007 and 2006.

C) MATURITY OF DERIVATIVE INSTRUMENTS

The maturity of the notional amounts of derivatives instruments, excluding the commodity contracts, is detailed in the following table:

As of December 31, 2008 (M€)		Notional value(a)
Assets/(Liabilities)	Fair value	Total	2009	2010	2011	2012	2013	2014 and after
Fair value hedge
Issue swaps and swaps hedging bonds (liabilities)	440	9,309
Issue swaps and swaps hedging bonds (assets)	(892)	4,195
Total issue swaps and swaps hedging bonds (assets and liabilities)	(452)	13,504		2,048	3,373	3,233	3,032	1,818
Currency swaps hedging of bank and other loans
Issue swaps and swaps hedging bonds (current portion) (liabilities)	100	1,871
Issue swaps and swaps hedging bonds (current portion) (assets)	(12)	92
Total issue swaps and swaps hedging bonds (current portion) (assets and liabilities)	88	1,963	1,963
Net investment hedge
Currency swaps and forward exchange contracts (assets)	—	1,347	1,347
Cash flow hedge
Other interest rate swaps (assets)	—	2,853
Other interest rate swaps (liabilities)	(4)	5,712
Other interest rate swaps (assets and liabilities)	(4)	8,565	8,559	4				2
Currency swaps and forward exchange contracts (assets)	86	5,458
Currency swaps and forward exchange contracts (liabilities)	(142)	2,167
Currency swaps and forward exchange contracts (assets and liabilities)	(56)	7,625	6,595	483	114	67	76	290

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2007 (M€)		Notional value(a)
Assets/(Liabilities)	Fair value	Total	2008	2009	2010	2011	2012	2013 and after
Fair value hedge
Issue swaps and swaps hedging bonds (liabilities)	(369)	7,506
Issue swaps and swaps hedging bonds (assets)	460	3,982
Total issue swaps and swaps hedging bonds (assets and liabilities)	91	11,488		1,910	1,836	2,725	2,437	2,580
Currency swaps hedging of bank and other loans
Issue swaps and swaps hedging bonds (current portion) (liabilities)	(1)	306
Issue swaps and swaps hedging bonds (current portion) (assets)	388	1,265
Total issue swaps and swaps hedging bonds (current portion) (assets and liabilities)	387	1,571	1,571
Net investment hedge
Currency swaps and forward exchange contracts (assets)	14	695	695
Cash flow hedge
Other interest rate swaps (assets)	1	8,249
Other interest rate swaps (liabilities)	—	3,815
Other interest rate swaps (assets and liabilities)	1	12,064	12,058		4			2
Currency swaps and forward exchange contracts (assets)	11	2,594
Currency swaps and forward exchange contracts (liabilities)	(59)	3,687
Currency swaps and forward exchange contracts (assets and liabilities)	(48)	6,281	6,207	42	2	6	8	16

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2006 (M€)		Notional value(a)
ASSETS/(LIABILITIES)	Fair value	Total	2007	2008	2009	2010	2011	2012 and after
Fair value hedge
Issue swaps and swaps hedging bonds (liabilities)	(193)	5,691
Issue swaps and swaps hedging bonds (assets)	486	5,317
Total issue swaps and swaps hedging bonds (assets and liabilities)	293	11,008		1,756	2,018	1,870	2,740	2,624
Currency swaps hedging of bank and other loans
Issue swaps and swaps hedging bonds (current portion) (liabilities)		475
Issue swaps and swaps hedging bonds (current portion) (assets)	341	1,341
Total issue swaps and swaps hedging bonds (current portion) (assets and liabilities)	341	1,816	1,816
Net investment hedge
N/A
Cash flow hedge
Other interest rate swaps (assets)	12	6,488
Other interest rate swaps (liabilities)	(8)	9,580
Other interest rate swaps (assets and liabilities)	4	16,068	16,062			4		2
Currency swaps and forward exchange contracts (assets)	59	5,003
Currency swaps and forward exchange contracts (liabilities)	(67)	6,065
Currency swaps and forward exchange contracts (assets and liabilities)	(8)	11,068	10,513	287	201	45	22

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

30) FINANCIAL INSTRUMENTS RELATED TO COMMODITY CONTRACTS

Financial instruments related to oil, gas and power activities are recorded at fair value under “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

As of December 31, 2008 (M€)
ASSETS/(LIABILITIES)	Notional value - purchase(a)	Notional value - sale(a)	Carrying amount	Fair value(e)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps(a)	9,977	10,530	141	141
Freight rate swaps(a)	5	29	8	8
Forwards(b)	4,398	3,429	(120)	(120)
Options(c)	6,132	6,174	—	—
Futures(d)	1,132	3,053	17	17
Options on futures(c)	435	422	(7)	(7)
Total crude oil, petroleum products and freight rates			39	39
Gas & Power activities
Swaps(a)	3,180	2,983	(48)	(48)
Forwards(b)	12,541	10,483	659	659
Options(c)	13	9	—	—
Futures(d)	632	498	(19)	(19)
Total Gas & Power			592	592
Total			631	631
Total of fair value non recognized in the balance sheet				—

As of December 31, 2007 (M€)
ASSETS/(LIABILITIES)	Notional value - purchase(a)	Notional value - sale(a)	Carrying amount	Fair value(e)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps(a)	9,048	9,671	(149)	(149)
Freight rate swaps(a)	69	93	(3)	(3)
Forwards(b)	7,060	7,233	(4)	(4)
Options(c)	4,852	4,143	272	272
Futures(d)	1,734	3,510	(97)	(97)
Options on futures(c)	365	280	(1)	(1)
Total crude oil, petroleum products and freight rates			18	18
Gas & Power activities
Swaps(a)	1,496	1,670	4	4
Forwards(b)	9,558	8,306	213	213
Options(c)	3	10	—	—
Futures(d)	115	94	15	15
Total Gas & Power			232	232
Total			250	250
Total of fair value non recognized in the balance sheet				—

(a)	Swaps (including “Contracts for differences”): the “Notional value” columns correspond to receive-fixed and pay-fixed swaps.
(b)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(c)	Options: the “Notional value” columns correspond to the nominal value of options (calls or puts) purchased and sold, valued based on the strike price.
(d)	Futures: the “Notional value” columns correspond to the net purchasing/selling positions, valued based on the transaction historical price on the organized exchange market.
(e)	From 2008, when the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid on the face of the balance sheet, this fair value is set to zero.

As of December 31, 2006 (M€)
ASSETS/(LIABILITIES)	Notional value - purchase(a)	Notional value - sale(a)	Carrying amount	Fair value(e)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps(a)	7,987	9,303	(30)	(30)
Freight rate swaps(a)	56	86	2	2
Forwards(b)	5,145	5,830	(11)	(11)
Options(c)	6,046	4,835	66	66
Futures(d)	1,274	2,434	79	79
Options on futures(c)	143	165	(4)	(4)
Total crude oil, petroleum products and freight rates			102	102
Gas & Power activities
Swaps(a)	1,161	872	(38)	(38)
Forwards(b)	9,973	9,441	(73)	(73)
Options(c)	18	58	1	1
Futures(d)	92	46	31	31
Total Gas & Power			(79)	(79)
Total			23	23
Total of fair value non recognized in the balance sheet				—

(a)	Swaps (including “Contracts for differences”): the “Notional value” columns correspond to receive-fixed and pay-fixed swaps.
(b)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(c)	Options: the “Notional value” columns correspond to the nominal value of options (calls or puts) purchased and sold, valued based on the strike price.
(d)	Futures: the “Notional value” columns correspond to the net purchasing/selling positions, valued based on the transaction historical price on the organized exchange market.
(e)	From 2008, when the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid on the face of the balance sheet, this fair value is set to zero.

Most commitments on crude oil and refined products have a short term maturity (less than one year). The maturity of most Gas & Power energy derivatives is less than three years forward.

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31, (M€)	Fair value as of January 1,	Impact on income	Settled contracts	Other	Fair value as of December 31,
Crude oil, petroleum products and freight rates activities
2008	18	1,734	(1,715)	2	39
2007	102	1,381	(1,460)	(5)	18
2006	28	1,577	(1,496)	(7)	102

Gas & Power activities
2008	232	787	(310)	(117)	592
2007	(79)	489	(163)	(15)	232
2006	110	557	(744)	(2)	(79)

31) MARKET RISKS

Oil and gas market related risks

Due to the nature of its business, the Group has significant oil and gas trading activities as part of its day-to-day operations in order to optimize revenues from its oil and gas production and to obtain favorable pricing to supply its refineries.

In its international oil trading activities, the Group follows a policy of not selling its future oil and gas production for future delivery. However, in connection with these trading activities, the Group, like most other oil companies, uses energy derivative instruments to adjust its exposure to price fluctuations of crude oil, refined products, natural gas and electricity. The Group also uses freight rate derivative contracts in its shipping activities to adjust its exposure to freight-rate fluctuations. To hedge against this risk, the Group uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets. The list of the different derivatives held by the Group in these markets is detailed in Note 30 to the Consolidated Financial Statements.

The Trading & Shipping division measures its market risk exposure, i.e., potential loss in fair values, on its crude oil, refined products and freight rates trading activities using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the last 400 business days for all instruments and maturities in the global trading activities. Options are systematically reevaluated using appropriate models. The potential movement in fair values corresponds to a 97.5% value-at-risk type confidence level. This means that the Group’s portfolio result is likely to exceed the value-at-risk loss measure once over 40 business days if the portfolio exposures were left unchanged.

Trading & Shipping: value-at-risk with a 97.5% probability

As of December 31, (M€)	High	Low	Average	Year end
2008	13.5	2.8	6.9	11.8
2007	11.6	3.3	6.7	5.4
2006	12.9	4.3	8.6	11.4

As part of its gas and power trading activity, the Group also uses derivative instruments such as futures, forwards, swaps and options in both organized and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery.

The Gas & Power division measures its market risk exposure, i.e. potential loss in fair values, on its trading activities using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a one day period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the past two years for all instruments and maturities in the global trading activities.

Gas & Power trading: value-at-risk with a 97.5% probability

As of December 31, (M€)	High	Low	Average	Year end
2008	16.3	1.3	5.0	1.4
2007(a)	18.2	3.2	7.9	4.3
2006(a)	21.7	3.5	9.1	6.0

(a)	These calculations are based on the set of historical price movements for the past year.

The Group has implemented strict policies and procedures to manage and monitor these market risks. These are based on the splitting of supervisory functions from operational functions and on an integrated information system that enables real-time monitoring of trading activities.

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

Risks relative to cash management activities and to interest rate and foreign exchange financial instruments are managed according to rules set by the Group’s senior management and that provide for regular pooling of available cash balances, open positions and management of the financial instruments by the treasury/financing department. Excess cash of the Group is deposited in government institutions or deposit banks selected in accordance with strict criteria, or is used to buy deposit certificates issued by these banks. Liquidity positions and the management of financial instruments are centralized by the treasury/financing department, where they are managed by a team specialized in foreign exchange and interest rate market transactions.

The cash monitoring/management team within the treasury/financing department monitors limits and positions per bank on a daily basis and reports results. This team also prepares marked-to-market valuations and, when necessary, performs sensitivity analysis.

Counterparty risk

The Group has established standards for market transactions under which bank counterparties must be approved in advance, based on an assessment of the counterparty’s financial soundness and its ratings with Standard & Poor’s and Moody’s, which must be of high quality.

An overall authorized credit limit is set for each bank and is allotted among the subsidiaries and the Group’s central treasury entities according to their needs.

Due to the recent changes in the financial markets, the Group has taken additional measures to reinforce its management of its exposure to counterparty risk. The Group takes into account the banks’ financial situation, share price and Credit Default Swap (CDS) rate when selecting counterparties.

Currency exposure

The Group seeks to minimize the currency exposure of each entity to its functional currency (primarily the euro, the dollar, the pound sterling and the Norwegian krone).

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

The non-current debt described in Note 20 to the Consolidated Financial Statements is generally raised by the corporate treasury entities either directly in dollars or euros, or in other currencies which are then systematically exchanged for dollars or euros through swaps issues to appropriately match general corporate needs. The proceeds from these debt issuances are loaned to affiliates whose accounts are kept in dollars or in euros. Thus, the net sensitivity of these positions to currency exposure is not significant.

The Group’s short-term currency swaps, the notional value of which appears in Note 29 to the Consolidated Financial Statements, are used to attempt to optimize the centralized cash management of the Group. Thus, the sensitivity to currency fluctuations which may be induced is likewise considered negligible.

Short-term interest rate exposure and cash

Cash balances, which are primarily composed of euros and dollars, are managed according to the guidelines established by the Group’s senior management (maintain maximum liquidity, optimize revenue from investments considering existing interest rate yield curves, and minimize the cost of borrowing) over a less than twelve-month horizon and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modifying currency exposure.

Interest rate risk on non-current debt

The Group’s policy consists of incurring non-current debt primarily at a floating rate, or, if the opportunity arises at the time of an issuance, at a fixed rate. Debt is incurred in dollars or in euros according to general corporate needs. Long-term interest rate and currency swaps may be used to hedge bonds at their issuance in order to create a variable rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, TOTAL may also enter into long-term interest rate swaps.

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2008, 2007 and 2006.

			Change in fair value due to a change in interest rate by
ASSETS/(LIABILITIES)	Carrying amount	Estimated fair value	+ 10 basis points	- 10 basis points
As of December 31, 2008 (M€)
Bonds (non-current portion, before swaps)	(14,119)	(14,119)	47	(43)
Issue swaps and swaps hedging bonds (liabilities)	(440)	(440)
Issue swaps and swaps hedging bonds (assets)	892	892
Total issue swaps and swaps hedging bonds (assets and liabilities)	452	452	(44)	44
Current portion of non-current debt after swap (excluding capital lease obligations)	(2,025)	(2,025)	3	(3)
Other interest rates swaps	(4)	(4)	1	(1)
Currency swaps and forward exchange contracts	(56)	(56)	—	—

As of December 31, 2007 (M€)
Bonds (non-current portion, before swaps)	(11,741)	(11,741)	37	(37)
Issue swaps and swaps hedging bonds (liabilities)	(369)	(369)
Issue swaps and swaps hedging bonds (assets)	460	460
Total issue swaps and swaps hedging bonds (assets and liabilities)	91	91	(39)	38
Current portion of non-current debt after swap (excluding capital lease obligations)	(1,669)	(1,669)	(1)	1
Other interest rates swaps	1	1	—	—
Currency swaps and forward exchange contracts	(34)	(34)	—	—

As of December 31, 2006 (M€)
Bonds (non-current portion, before swaps)	(11,413)	(11,413)	26	(26)
Issue swaps and swaps hedging bonds (liabilities)	(193)	(193)
Issue swaps and swaps hedging bonds (assets)	486	486
Total issue swaps and swaps hedging bonds (assets and liabilities)	293	293	(26)	26
Current portion of non-current debt after swap (excluding capital lease obligations)	(2,140)	(2,140)	1	(1)
Other interest rates swaps	4	4	(1)	1
Currency swaps and forward exchange contracts	(8)	(8)	1	(1)

The impact of changes in interest rate on the cost of net debt before tax is as follows:

For the year ended December 31, (M€)	2008	2007	2006
Cost of net debt	(527)	(539)	(364)
Interest rate translation of + 10 basis points	(11)	(12)	(12)
Interest rate translation of - 10 basis points	11	12	12
Interest rate translation of + 100 basis points	(113)	(116)	(118)
Interest rate translation of - 100 basis points	113	116	118

As a result of the policy for the management of currency exposure previously described, the Group’s sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional accounting currency is the dollar and, to a lesser extent, the pound sterling and the Norwegian krone.

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in shareholders’ equity which, in the course of the last three fiscal years, is essentially related to the evolution of dollar and pound sterling and is set forth in the table below:

	Euro / Dollar exchange rates	Euro / Pound sterling exchange rates
As of December 31, 2008	1.39	0.95
As of December 31, 2007	1.47	0.73
As of December 31, 2006	1.32	0.67

As of December 31, 2008 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	53,868	25,084	15,429	5,587	7,768
Currency translation adjustment before net investment hedge	(4,876)	—	(2,191)	(1,769)	(916)
Net investment hedge — open instruments	—	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2008	48,992	25,084	13,238	3,818	6,852

As of December 31, 2007 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	49,254	22,214	12,954	5,477	8,609
Currency translation adjustment before net investment hedge	(4,410)	—	(3,501)	(289)	(620)
Net investment hedge — open instruments	14	—	14	—	—
Shareholders’ equity at exchange rate as of December 31, 2007	44,858	22,214	9,467	5,188	7,989

As of December 31, 2006 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	41,704	17,253	11,166	4,940	8,345
Currency translation adjustment before net investment hedge	(1,383)	—	(1,393)	203	(193)
Net investment hedge — open instruments	—	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2006	40,321	17,253	9,773	5,143	8,152

As a result of this policy, the impact of currency exchange rate fluctuations on consolidated income, as illustrated in Note 7 to the Consolidated Financial Statements, has not been significant over the last three fiscal years despite the considerable fluctuation of the dollar (gain of 112 M€ in 2008, gain of 35 M€ in 2007, loss of 30 M€ in 2006).

Stock	market risk

The Group holds interests in a number of publicly-traded companies (see Notes 12 and 13 to the Consolidated Financial Statements). The market value of these holdings fluctuates due to various factors, including the global economic environment, stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

Liquidity	risk

TOTAL S.A. has confirmed lines of credit granted by international banks, which are calculated to allow it to manage its short-term liquidity needs as required.

As of December 31, 2008, these lines of credit amounted to $8,966 million, of which $8,725 million were unused. The agreements for the lines of credit granted to TOTAL S.A. do not contain conditions related

to the Company’s financial ratios, to its financial ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position. As of December 31, 2008, the aggregate amount of the principal confirmed lines of credit granted by international banks to Group companies, including TOTAL S.A., was $9,621 million, of which $9,380 million was unused. The lines of credit granted to Group companies other than TOTAL S.A. are not intended to finance the Group’s general needs; they are intended to finance either the general needs of the borrowing subsidiary or a specific project.

The following tables show the maturity of the financial assets and liabilities of the Group as of December 31, 2008, 2007 and 2006 (see Note 20 to the Consolidated Financial Statements).

ASSETS/(LIABILITIES) As of December 31, 2008 (M€)	Less than one year	Between 1 year and 5 years	More than 5 years	Total
Non-current financial debt — net of hedging instruments		(13,206)	(2,093)	(15,299)
Current borrowings	(7,722)			(7,722)
Other current financial liabilities	(158)			(158)
Current financial assets	187			187
Cash and cash equivalents	12,321			12,321
Net amount before financial expense	4,628	(13,206)	(2,093)	(10,671)
Financial expense	(436)	(1,021)	(181)	(1,638)
Net amount	4,192	(14,227)	(2,274)	(12,309)

As of December 31, 2007 (M€)	Less than one year	Between 1 year and 5 years	More than 5 years	Total
Non-current financial debt — net of hedging instruments		(11,424)	(2,992)	(14,416)
Current borrowings	(4,613)			(4,613)
Other current financial liabilities	(60)			(60)
Current financial assets	1,264			1,264
Cash and cash equivalents	5,988			5,988
Net amount before financial expense	2,579	(11,424)	(2,992)	(11,837)
Financial expense	(561)	(1,389)	(270)	(2,220)
Net amount	2,018	(12,813)	(3,262)	(14,057)

As of December 31, 2006 (M€)	Less than one year	Between 1 year and 5 years	More than 5 years	Total
Non-current financial debt — net of hedging instruments		(10,733)	(2,955)	(13,688)
Current borrowings	(5,858)			(5,858)
Other current financial liabilities	(75)			(75)
Current financial assets	3,908			3,908
Cash and cash equivalents	2,493			2,493
Net amount before financial expense	468	(10,733)	(2,955)	(13,220)
Financial expense	(567)	(1,302)	(160)	(2,029)
Net amount	(99)	(12,035)	(3,115)	(15,249)

Credit	risk

Credit risk is defined as the risk of the counterparty to a contract failing to perform or pay the amounts due.

The Group is exposed to credit risks in its operating and financing operations. The Group’s maximum exposure to credit risk is partially related to financial assets recorded on its balance sheet, including energy derivative instruments that have a positive market value.

The following table presents the Group’s maximum credit risk exposure:

As of December 31, (M€)
ASSETS/(LIABILITIES)	2008	2007	2006
Loans to equity affiliates (Note 12)	2,005	2,575	1,533
Loans and advances (Note 14)	1,403	851	1,025
Hedging instruments of non-current financial debt (Note 20)	892	460	486
Accounts receivable (Note 16)	15,287	19,129	17,393
Other operating receivables (Note 16)	6,208	4,430	4,267
Current financial assets (Note 20)	187	1,264	3,908
Cash and cash equivalents (Note 27)	12,321	5,988	2,493
Total	38,303	34,697	31,105

The valuation allowance on loans and advances and on accounts receivable and other operating receivables is detailed respectively in Notes 14 and 16 to the Consolidated Financial Statements.

Credit risk is managed by the Group’s business segments as follows:

•	Upstream Segment

-	Exploration & Production

Risks arising under contracts with government authorities or other oil companies or under long-term supply contracts necessary for the development of projects are evaluated during the project approval process. The long-term aspect of these contracts and the high-quality of the other parties lead to a low level of credit risk.

Risks related to commercial operations, other than those described above (which are, in practice, directly monitored by subsidiaries), are subject to procedures for establishing and reviewing credit.

Customer receivables are subject to provisions on a case-by-case basis, based on prior history and management’s assessment of the facts and circumstances.

-	Gas & Power

The Gas & Power division deals with counterparties in the energy, industrial and financial sectors throughout the world, primarily in Europe and North America. Financial institutions providing credit risk coverage are highly rated international bank and insurance groups.

Potential counterparties are subject to credit assessment and approval before concluding transactions and are thereafter subject to regular review, including re-appraisal and approval of the limits previously granted.

The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as data published by rating agencies. On this basis, credit limits are defined for each potential counterparty and, where appropriate, transactions are subject to specific authorizations.

Credit exposure, which is essentially an economic exposure or an expected future physical exposure, is permanently monitored and subject to sensitivity measures.

Credit risk is mitigated by the systematic use of industry standard contractual frameworks that permit netting, enable to require added security in case of adverse change in the counterparty risk, and allow for termination of the contract upon occurrence of certain events of default.

•	Downstream Segment

-	Refining & Marketing

Internal procedures for the Refining & Marketing division include rules on credit risk that describe the basis of internal control in this domain, including the separation of authority between commercial and financial operations. Credit policies are defined at the local level, complemented by the implementation of procedures to monitor customer risk (credit committees at the subsidiary level, the creation of credit limits for corporate customers, portfolio guarantees, etc.).

Each entity also implements monitoring of its outstanding receivables. Risks related to credit may be mitigated or limited by requiring security or guarantees.

Bad debts are provisioned on a case-by-case basis at a rate determined by management based on an assessment of the facts and circumstances.

-	Trading & Shipping

Trading & Shipping deals with commercial counterparties and financial institutions located throughout the world. Counterparties to physical and derivative transactions are primarily entities involved in the oil and gas industry or in the trading of energy commodities, or financial institutions. Credit risk coverage is concluded with financial institutions, international banks and insurance groups selected in accordance with strict criteria.

The Trading & Shipping division has a strict policy of internal delegation of authority governing establishment of country and counterparty credit limits and approval of specific transactions. Credit exposures contracted under these limits and approvals are monitored on a daily basis.

Potential counterparties are subject to credit assessment and approval prior to any transaction being concluded and all active counterparties are subject to regular reviews, including re-appraisal and approval of granted limits. The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as ratings published by Standard & Poor’s, Moody’s Investors Service and other agencies.

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

Credit risk in the Chemicals segment is primarily related to commercial receivables. Each division implements procedures for managing and provisioning credit risk that differ based on the size of the subsidiary and the market in which it operates. The principal elements of these procedures are:

•	implementation of credit limits with different authorization procedures for possible credit overruns;

•	use of insurance policies or specific guarantees (letters of credit);

•	regular monitoring and assessment of overdue accounts (aging balance), including collection procedures; and

•	provisioning of bad debts on a customer-by-customer basis, according to payment delays and local payment practices.

32) OTHER RISKS AND CONTINGENT LIABILITIES

TOTAL is not currently aware of any event, litigation, risks or contingent liabilities that could have a material impact on the financial condition, assets, results or business of the Group.

Antitrust Investigations

1) Following investigations into certain commercial practices in the chemicals industry in the United States, some subsidiaries of the Arkema(1) group are involved in civil liability lawsuits in the United States and Canada for violations of antitrust laws. TOTAL S.A. has been named in certain of these suits as the parent company.

(1)	Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anti-competitive practices involving certain products sold by Arkema. In January 2005, under one of these investigations, the European Commission fined Arkema 13.5 M€ and jointly fined Arkema and Elf Aquitaine 45 M€. Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

The Commission notified Arkema, TOTAL S.A. and Elf Aquitaine of complaints concerning two other product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations. In May 2006, the European Commission fined Arkema 78.7 M€ and 219.1 M€, as a result of, respectively, each of these two proceedings. Elf Aquitaine was held jointly and severally liable for, respectively, 65.1 M€ and 181.35 M€ of these fines while TOTAL S.A. was held jointly and severally liable, respectively, for 42 M€ and 140.4 M€. TOTAL S.A., Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in August 2007 concerning alleged anti-competitive practices related to another line of chemical products. As a result, Arkema and Elf Aquitaine have been jointly and severally fined in an amount of 22.7 M€ and individually in an amount of 20.43 M€ for Arkema and 15.89 M€ for Elf Aquitaine. The companies concerned appealed this decision to the relevant European court.

No facts have been alleged that would implicate TOTAL S.A. or Elf Aquitaine in the practices questioned in these proceedings, and the fines received are based solely on their status as parent companies.

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

These guarantees cover, for a period of ten years that began in 2006, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings.

The guarantee covering the risks related to anti-competition violations in Europe applies to amounts above a 176.5 M€ threshold.

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

On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

3) The Group has recorded provisions amounting to 85 M€ in its consolidated financial statements as of December 31, 2008 to cover the risks mentioned above.

4) Moreover, as a result of investigations started by the European Commission in October 2002 concerning certain Refining & Marketing subsidiaries of the Group, Total Nederland N.V. and TOTAL S.A. received a statement of objections in October 2004. These proceedings resulted, in September 2006, in Total Nederland N.V. being fined 20.25 M€ and in TOTAL S.A. as its parent company being held jointly responsible for 13.5 M€ of this amount, although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Nederland N.V. have appealed this decision to the Court of First Instance of the European Union.

In addition, in May 2007, Total France and TOTAL S.A. received a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. These proceedings resulted, in October 2008, in Total France being fined 128.2 M€ and in TOTAL S.A., as its parent company, being held jointly responsible although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total

Raffinage & Marketing (the new corporate name of Total France) have appealed this decision to the Court of First Instance of the European Union.

5) Given the discretionary powers granted to the European Commission for determining fines relating to antitrust regulations, it is not currently possible to determine with certainty the outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the ultimate outcome of these proceedings, the Group believes that they will not have a material adverse effect on its financial condition or results.

BUNCEFIELD

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot is operated by Hertfordshire Oil Storage Limited (HOSL), a company in which the British subsidiary of TOTAL holds 60% and another oil group holds 40%.

The explosion caused minor injuries to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. At this stage, responsibility for the explosion has not yet been determined. The civil procedure for claims, which have not yet been settled, took place between October and December 2008. The decision of the trial court is expected in the first quarter 2009.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties, and believes that, based on the information currently available, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

On December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including the British subsidiary of TOTAL. An initial court hearing is expected in the second quarter 2009.

VENEZUELA

On February 26, 2007 the Venezuelan president signed a decree providing for the transformation of the Strategic Associations from the Faja region (including Sincor), into mixed companies with the government having a minimum interest of 60%. The legislation further stated

that operations were to be transferred to PDVSA no later than May 1, 2007, and that the private companies were to have a four-month period to reach an agreement on the terms and conditions of their interest in the mixed companies.

Within this framework, TOTAL signed two agreements with PDVSA and Statoil, with the approval of the ministry in charge of energy and oil:

•	On April 25, 2007, an agreement according to which the control of Sincor operations was transferred temporarily, from May 1, 2007, to PDVSA;

•

On June 26, 2007, heads of agreement providing for the transformation of the Sincor association into a mixed company. Pursuant to these heads of agreement, TOTAL’s share in the project decreased from 47% to 30.323%, PDVSA’s interest increased from 38% to 60% and Statoil’s interest decreased from 15% to 9.677%. This agreement also provides for compensation to be awarded to TOTAL, with the amount to be negotiated based on the value of the assets.

The conditions of this transformation were approved by the National Assembly in October 2007. Presidential decrees regarding the creation of the mixed company, PetroCedeño and the transfer of the rights to conduct the principal activities were published in the Venezuelan official gazette on November 9, 2007 and January 10, 2008, respectively. The finalization of the transformation process occurred on February 8, 2008.

In the Group’s financial statements, PetroCedeño (formerly Sincor) was consolidated by the equity method as of December 31, 2007 at 30.323%; special items related to this transformation into a mixed company were booked as of the first quarter 2008.

KAZAKHSTAN

On January 14, 2008, members of NCSPSA (North Caspian Sea Production Sharing Agreement) and the Kazakh authorities signed a Memorandum of Understanding to end the dispute among them that began at the end of August 2007. The final agreements, which are necessary to the implementation of this Memorandum of Understanding and of the additional protocol signed on June 25, 2008, were signed on October 31, 2008. An update of the costs and schedule of the first development phase has been proposed to and accepted by the authorities.

According to these protocols and agreements:

•	A decrease in the foreign partners’ interest in favor of KMG (KazMunaiGas) decreases TOTAL’s share in this permit from 18.52% to 16.81%; and

•

The financial terms are modified in favor of the Republic of Kazakhstan by (i) the implementation of a priority payment representing a percentage of the sales depending on crude oil prices, (ii) an increase in the production bonus, and (iii) a decrease in the interest rate on recoverable investments depending on crude oil prices.

SINKING OF THE ERIKA

Pursuant to a judgment issued on January 16, 2008, the Tribunal de grande instance of Paris found that TOTAL S.A. was negligent in its vetting procedure for vessel selection. TOTAL S.A. was fined €375,000. The court also ordered compensation to be paid to the victims of pollution from the Erika up to an aggregate amount of 192 M€, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL believes that the finding of negligence and the related conviction for marine pollution are without substance as a matter of fact and as a matter of law. TOTAL also considers that this verdict is contrary to the intended aim of enhancing maritime transport safety.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it has nevertheless proposed to pay third parties who so request definitive compensation as determined by the court. As of today, thirty-six third parties have received compensation payments, representing an aggregate amount of 170.1 M€.

The hearing of the appeal before the Court of Appeals of Paris is expected to begin in October 2009.

At the current stage of the proceedings, TOTAL S.A. believes that, based on a reasonable estimate of its liability, the case will not have a material impact on the Group’s financial situation or consolidated results.

33) OTHER INFORMATION

A) RESEARCH AND DEVELOPMENT COSTS

Research and development costs incurred by the Group in 2008 amounted to 612 M€ (594 M€ in 2007 and 569 M€ in 2006), corresponding to 0.3% of the sales.

The staff dedicated in 2008 to these research and development activities are estimated at 4,285 people (4,216 in 2007 and 4,091 in 2006).

B) TAXES PAID TO MIDDLE EAST OIL-PRODUCING COUNTRIES FOR THE PORTION WHICH TOTAL HELD HISTORICALLY AS CONCESSIONS

Taxes paid for the portion that TOTAL held historically as concessions (Abu Dhabi offshore and onshore, Dubai offshore, Oman and Abu Al Bu Khoosh) included in operating expenses amounted to 3,301 M€ in 2008 (2,505 M€ in 2007 and 2,906 M€ in 2006).

C) CARBON DIOXIDE EMISSION RIGHTS

The principles governing the accounting for emission rights are presented in Note 1 paragraph T to the Consolidated Financial Statements.

As of December 31, 2008, the Group sites’ position for emission rights is balanced between delivered or acquired emission rights and emissions for the year 2008.

34) SPIN-OFF OF ARKEMA (2006)

The spin-off of Arkema that took place in 2006 led to the distribution of Arkema shares to TOTAL shareholders (other than TOTAL S.A). This operation can be analyzed as an exchange of non-monetary assets for TOTAL S.A. shareholders.

As IFRS do not contain specific rules for this type of transaction, the accounting treatment for the spin-off in TOTAL’s Consolidated Financial Statements has been based on Generally Accepted Accounting Principles in the United States (U.S. GAAP), and more particularly on opinion APB 29 (Accounting Principles Board Opinions) “Accounting for Non-monetary Transactions”.

All assets and liabilities which were spun-off have been derecognized on the basis of their net book value, with a corresponding decrease of consolidated shareholders’ equity and no impact on the Group’s Consolidated Statement of Income.

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

Financial information related to Arkema’s contribution to the Consolidated Financial Statements is presented below. This contributive information is not directly comparable to the combined and pro-forma accounts filed by Arkema for the purpose of the public listing of its shares, as the latter have been based on specific conventions mainly related to the consolidation scope, accounting options and indicators.

Tax losses of Arkema entities, as they occurred, have been used in the consolidated tax return of the Group.

Statement of income As of December 31, (M€)	2006
Revenues from sales	1,497
Purchases and other operating expenses	(1,377)
Depreciation of tangible assets	(53)

Operating income	67
Equity in income (loss) of affiliates, others	(42)
Taxes	(30)

Net income	(5)

Balance sheet As of December 31, (M€)	2006(1)
Non-current assets	1,995
Working capital	1,501
Provisions and other non-current liabilities	(1,090)
Capital employed	2,406
Net debt	(144)
Shareholders’ equity	2,262

(1)	Detailed assets and liabilities which have been spun-off as of May 12, 2006.

Statement of cash flow For the year ended December 31, (M€)	2006
Cash flow from operating activities	53
Cash flow used in investing activities	(76)
Cash flow from financing activities	(109)
Net increase/decrease in cash and cash equivalents	(132)
Effect of exchange rates and changes in consolidation scope	113
Cash and cash equivalents at the beginning of the period	84
Cash and cash equivalent at the end of the period	65

Earnings per share and fully-diluted earnings per share are presented below for continuing and discontinued operations.

Earnings per share For the year ended December 31, (€)	2006
Earnings per share of continuing operations	5.13
Earnings per share of discontinued operations	0.00
Earnings per share	5.13

Diluted earnings per share For the year ended December 31, (€)	2006
Diluted earnings per share of continuing operations	5.09
Diluted earnings per share of discontinued operations	0.00
Diluted earnings per share	5.09

35) CONSOLIDATION SCOPE

As of December 31, 2003, 721 entities are consolidated of which 622 are fully consolidated.
12 are proportionally consolidated (identified with the letter P) and 87 are accounted for under the equity method (identified with the letter E).
This simplified organizational chart shows the main consolidated entities. For each of them, the Group interest in mentionned between brackets.
This chart of legal detentions is not exhaustive and does not reflect the operational structure and the relative economic size of the Group entities and the business segments.

The business segments are identified with the following colors:
Upstream
Downstream
Chemicals
Holding

Treasury shares & TOTAL shares owned by Group subsidiaries: 4.3%
TOTAL S.A.
95.7%
Treasury shares : 3.8%
Elf Aquitaine (99.5%)
100%
Elf Exploration Production (99.5%)
60.1%
38.9%
65.8%
34.2%
53.2%
16.9%
29.9%
TOTAL subsidiaries 100%
Total E & P Kazakhstan (100%)
Total E & P Nigeria (100%)
Total Coal South Africa Ltd (100%)
Total Gasandes S.A. (100%)
Total Coal International (100%)
CDF Energie (100%)
Total Venezuela (100%)
Petrocedeño (30.25%) E
Total E & P USA, Inc. (100%)
Total E&P Canada Ltd (100%)
Total E&P Joslyn Ltd (100%)
Total Trading and Marketing Canada LP (100%)
Total E & P Chine (100%)
Total E & P Malaysia (100%)
Total E & P Australia (100%)
Total E & P Mauritanie (100%)
Total E & P Madagascar (100%)
Total Energie Développement (100%)
Photovoltech (47.81%) E
Total Outre-Mer (100%)
Total (China) Investments (100%)
Air Total International (100%)
Chartering & Shipping Services S.A. (100%)
Total International Ltd. (100%)
Atlantic Trading & Marketing (100%)
Total Trading Canada Limited (100%)
Cray Valley S.A. (100%)
Total Chimie (100%)
Hutchinson S.A. (100%)
Total Petrochemicals Iberica (100%)
PetroFina S.A. (100%)
Total Belgium (100%)
Omnium Insurance and Reinsurance Cy (100%)
Omnium des Participations S.A. (100%)
Total Holdings USA, Inc. (100%)
Total Petrochemicals USA, Inc. (100%)
Total Gas & Power North America (100%)
Hutchinson Corporation (100%)
Total Capital (100%)
Total Treasury(100%)
Total Finance S.A. (100%)
Total Finance Exploitation (100%)
TOTAL other subsidiaries
Total South Africa (86.8%)
Total Raffinaderij Nederland (55.0%) P
Gaz Transport et Technigaz (30%) E
TOTAL RAFFINAGE MARKETING (99.8%)
AS24 (99.8%)
Totalgaz (99.8%)
Total Lubrifiants S.A. (99.8%)
Total Fluides (99.8%)
Urbaine des Pétroles (99.8%)
Total Especialidades Argentina S.A. (99.8%)
Total (Philippines) Corp. (99.8%)
Total Oil Asia-Pacific Pte Ltd (99.8%)
TOTAL E & P HOLDINGS (99.8%)
Total E & P Russie (99.8%)
Total (BTC) Ltd (99.8%)
Total E & P Algérie (99.8%)
Total E & P Angola (99.8%)
Total E&P Libye (99.8%)
Total Petroleum Nigeria Ltd. (99.8%)
Total Abu Al Bu Khoosh (99.8%)
Total South Pars (99.8%)
Elf Petroleum Iran (99.8%)
Total Sirri (99.8%)
Total E & P Oman (99.8%)
Total Qatar Oil & Gas (99.8%)
Total E & P Qatar (99.8%)
Total E & P Syrie (99.8%)
Total E & P Yemen (99.8%)
Total E & P Indonésie (99.8%)
Total E & P Myanmar (99.8%)
Total Profils Pétroliers (99.8%)
Total E & P Thailand (99.8%)
Total Austral (99.8%)
Total E & P Bolivie (99.8%)
Brass Holdings Company Ltd (99.8%)
Total E&P Golfe Holdings Ltd (99.8%)
Total E&P Golfe Ltd (99.8%)
Qatar Liquefied Gas Co. Ltd II (8.3%) E
Total LNG Angola Ltd (99.8%)
Qatar Liquefied Gas Company Ltd (10.0%) E
Total Yemen LNG Company Ltd (99.8%)
Yemen LNG (39.6%) E
TOTAL HOLDINGS EUROPE (99.7%)
Total Holdings UK Ltd (99.7%)
Total Upstream UK Ltd (99.7%)
Total Midstream UK Ltd (99.7%)
Elf Petroleum UK Ltd (99.7%)
South Hook LNG Terminal Company Ltd (8.3%) E
Total UK Ltd (99.8%)
Samsung Total Petrochemicals (49.9%) P
Total E & P Norge AS (99.7%)
Total Holdings Nederland B.V. (99.7%)
Total E & P Nederland B.V. (99.7%)
Total E & P Azerbaidjan B.V (99.7%)
Total E & P Bornéo B.V. (99.7%)
Tepma Colombie (99.7%)
Total Oil & Gas Venezuela B.V. (99.7%)
Total Shtokman B.V. (99.7%)
Shtokman Development A.G. (32.78%) E
Total Nederland N.V. (99.7%)
Total Italia (99.7%)
Total Mineraloel und Chemie GmbH (99.7%)
Total Deutschland GmbH (99.8%)
Total Raffinerie Mitteldeutschland (99.7%)
Atotech BV (99.7%)
Elf Aquitaine subsidiaries 100%
Total E & P France (99.5%)
Total E & P Congo (99.5%)
Total Gaz & Electricité Holding France (99.5%)
Total LNG Nigeria Ltd (99.5%)
Total Infrastructures Gaz France (99.5%)
Total Energie Gaz (99.5%)
Total Gas & Power Mexico B.V. (99.5%)
Total (Africa) Ltd (99.5%)
TOTSA Total Oil Trading S.A. (99.5%)
Socap International Ltd (99.5%)
Sofax Banque (99.5%)
Socap Ltd (99.5%)
Elf Aquitaine Fertilisants (99.5%)
Grande Paroisse S.A. (99.5%)
G.P.N. S.A. (99.5%)
Elf Aquitaine other subsidiaries
Total E & P Cameroun (75.4%)
Total Gabon (58.0%)
Rosier (56.6%)
Cepsa (45.5%) E*
Sanofi-Aventis (11.3%) E
TOTAL / Elf Aquitaine other common subsidiaries
Total Nigeria (61.6%)
Total Turkiye (99.9%)
S.A. de la Raffinerie des Antilles (50.0%) P
Total Kenya (78.3%)
Total Sénégal (94.9%)
Total Petrochemicals France (99.5%)
Qatar Petrochemical Company Ltd (19.9%) E
Qatofin Company Ltd (48.9%) E
Bostik Holding S.A. (99.6%)
Bostik S.A. (99.6%)

* CEPSA : Independent company on which the Group exercises a significant influence, with the exception of any control

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

Information shown in the following tables is presented in accordance with Statement of Financial Accounting Standards No. 69 (FAS No. 69, “Disclosures About Oil and Gas Producing Activities”).

Oil and gas reserves

The following tables present, for crude oil, condensates and natural gas liquids reserves and for natural gas reserves, an estimate of the Group’s oil and gas quantities by geographical areas as of December 31, 2008, 2007 and 2006.

Quantities shown concern proved developed and undeveloped reserves together with changes in quantities for 2008, 2007 and 2006.

The definitions used for proved oil and gas reserves, proved developed oil and gas reserves and proved undeveloped reserves are in accordance with the applicable United States Securities & Exchange Commission (SEC) regulation, Rule 4-10 of Regulation S-X. Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. This process involves making subjective judgments. Consequently, estimates of reserves are not exact measurements and are subject to revision. The reserve estimates shown below do not include quantities that may or may not be produced, due to changes in economic conditions or pursuant to new technologies. For additional information on TOTAL’s reserves estimation process, see “Item 4. Information on the Company — Exploration & Production — Reserves”.

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

Estimated proved reserves of crude oil and natural gas

The following tables reflect the estimated proved reserves of crude oil and natural gas as of December 31, 2006, 2007 and 2008, and the changes therein.

	Crude Oil, Condensate and Natural Gas Liquids (Mb)
	Europe	Africa	North America	Asia- Pacific	Rest of World(a)	Total	Equity Affiliates and Non- Consolidated
Balance as of January 1, 2006	978	2,463	231	62	1,848	5,582	1,010
Revisions of previous estimates	40	146	1	6	65	258	4
Extensions, discoveries and other	13	113	—	—	—	126	60
Acquisitions of reserves in place	—	—	22	—	—	22	3
Sales of reserves in place	(6)	—	(2)	—	(21)	(29)	(16)
Production for the year	(132)	(220)	(2)	(11)	(78)	(443)	(106)
Balance as of December 31, 2006	893	2,502	250	57	1,814	5,516	955
Revisions of previous estimates	108	149	(4)	(1)	(550)	(298)	525
Extensions, discoveries and other	4	90	2	6	1	103	7
Acquisitions of reserves in place	—	—	—	—	—	—	—
Sales of reserves in place	(3)	(2)	(6)	—	(459)	(470)	(9)
Production for the year	(122)	(241)	(5)	(10)	(77)	(455)	(96)
Balance as of December 31, 2007	880	2,498	237	52	729	4,396	1,382
Revisions of previous estimates	15	297	(32)	21	112	413	21
Extensions, discoveries and other	12	107	—	3	—	122	3
Acquisitions of reserves in place	2	—	—	—	—	2	6
Sales of reserves in place	—	(74)	—	—	(43)	(117)	—
Production for the year	(111)	(231)	(4)	(10)	(50)	(406)	(127)
Balance as of December 31, 2008	798	2,597	201	66	748	4,410	1,285

Minority interests in proved developed and undeveloped reserves as of (Mb):

December 31, 2006	17	82	—	—	—	99
December 31, 2007	15	116	—	—	—	131
December 31, 2008	12	89	—	—	—	101

Proved developed and undeveloped reserves of equity and non-consolidated affiliates as of (Mb):

December 31, 2006	—	56	—	—	899		955
December 31, 2007	—	43	—	—	1,339		1,382
December 31, 2008	—	58	—	—	1,227		1,285

Proved developed reserves as of (Mb):

December 31, 2006	629	1,436	19	40	418	2,542	665
December 31, 2007	560	1,389	25	33	253	2,260	735
December 31, 2008	516	1,313	10	34	278	2,151	651

Proved developed reserves of equity and non-consolidated affiliates as of (Mb):

December 31, 2006	—	49	—	—	616		665
December 31, 2007	—	30	—	—	705		735
December 31, 2008	—	44	—	—	607		651

(a)	Including the Middle East.

	Natural Gas (Bcf)
	Europe	Africa	North America	Asia- Pacific	Rest of World(a)	Total	Equity Affiliates and Non- Consolidated
Balance as of January 1st, 2006	5,790	4,798	224	4,057	5,401	20,270	4,480
Revisions of previous estimates	127	133	(8)	116	(106)	262	(9)
Extensions, discoveries and other	283	32	—	—	—	315	2,105
Acquisitions of reserves in place	—	—	12	—	—	12	1
Sales of reserves in place	(31)	—	(160)	—	(1)	(192)	—
Production for the year	(717)	(176)	(16)	(470)	(222)	(1,601)	(104)
Balance as of December 31, 2006	5,452	4,787	52	3,703	5,072	19,066	6,473
Revisions of previous estimates	487	805	2	(61)	(95)	1,138	155
Extensions, discoveries and other	265	12	3	263	—	543	126
Acquisitions of reserves in place	—	—	—	—	—	—	—
Sales of reserves in place	—	(1)	—	—	—	(1)	(4)
Production for the year	(673)	(232)	(12)	(470)	(276)	(1,663)	(103)
Balance as of December 31, 2007	5,531	5,371	45	3,435	4,701	19,083	6,647
Revisions of previous estimates	145	381	(17)	415	726	1,650	(13)
Extensions, discoveries and other	377	17	—	90	—	484	76
Acquisitions of reserves in place	76	—	—	—	—	76	—
Sales of reserves in place	—	—	—	—	(15)	(15)	—
Production for the year	(622)	(240)	(6)	(453)	(340)	(1,661)	(109)
Balance as of December 31, 2008	5,507	5,529	22	3,487	5,072	19,617	6,601

Minority interests in proved developed and undeveloped reserves as of (Bcf):
December 31, 2006	92	88	—	—	—	180
December 31, 2007	80	111	—	—	—	191
December 31, 2008	75	64	—	—	—	139

Proved developed and undeveloped reserves of equity and non-consolidated affiliates as of (Bcf):
December 31, 2006	—	20	—	—	6,453		6,473
December 31, 2007	—	140	—	—	6,507		6,647
December 31, 2008	—	215	—	—	6,386		6,601

Proved developed reserves as of (Bcf):
December 31, 2006	3,632	2,643	39	2,592	2,395	11,301	1,331
December 31, 2007	3,602	2,560	30	2,221	3,427	11,840	1,267
December 31, 2008	3,989	2,280	8	2,180	3,825	12,282	1,181

Proved developed reserves of equity and non-consolidated affiliates as of (Bcf):
December 31, 2006	—	20	—	—	1,311		1,331
December 31, 2007	—	14	—	—	1,253		1,267
December 31, 2008	—	12	—	—	1,169		1,181

(a)	Including the Middle East.

Results of operations of oil and gas producing activities

The following tables include revenues and expenses associated directly with the Group’s oil and gas producing activities. They do not include any interest costs.

	Consolidated subsidiaries
(M€)	Europe	Africa	North America	Asia- Pacific	Rest of World(a)	Total
Year ended December 31, 2008
Revenues
Sales to unaffiliated parties	4,521	2,930	94	2,785	2,205	12,535
Transfers to affiliated parties	6,310	11,425	89	403	903	19,130
Total Revenues	10,831	14,355	183	3,188	3,108	31,665
Production costs	(1,280)	(1,055)	(117)	(210)	(398)	(3,060)
Exploration expenses	(185)	(209)	(99)	(156)	(115)	(764)
Depreciation, depletion and amortization and valuation allowances	(1,266)	(1,195)	(239)	(422)	(492)	(3,614)
Other expenses(b)	(260)	(1,214)	(3)	(34)	(605)	(2,116)
Pretax income from producing activities	7,840	10,682	(275)	2,366	1,498	22,111
Income tax	(5,376)	(7,160)	74	(1,199)	(677)	(14,338)
Results of oil and gas producing activities	2,464	3,522	(201)	1,167	821	7,773

Year ended December 31, 2007
Revenues
Sales to unaffiliated parties	3,715	2,497	—	2,123	3,076	11,411
Transfers to affiliated parties	5,484	9,724	247	384	665	16,504
Total Revenues	9,199	12,221	247	2,507	3,741	27,915
Production costs	(1,102)	(906)	(100)	(195)	(385)	(2,688)
Exploration expenses	(113)	(480)	(49)	(54)	(180)	(876)
Depreciation, depletion and amortization and valuation allowances	(1,287)	(932)	(136)	(340)	(616)	(3,311)
Other expenses(b)	(244)	(1,238)	—	(26)	(841)	(2,349)
Pretax income from producing activities	6,453	8,665	(38)	1,892	1,719	18,691
Income tax	(4,180)	(5,772)	24	(915)	(1,040)	(11,883)
Results of oil and gas producing activities	2,273	2,893	(14)	977	679	6,808

Year ended December 31, 2006
Revenues
Sales to unaffiliated parties	3,285	2,550	1	2,276	2,457	10,569
Transfers to affiliated parties	7,333	8,179	167	374	1,124	17,177
Total Revenues	10,618	10,729	168	2,650	3,581	27,746
Production costs	(910)	(731)	(57)	(184)	(307)	(2,189)
Exploration expenses	(140)	(246)	(40)	(58)	(149)	(633)
Depreciation, depletion and amortization and valuation allowances	(1,256)	(844)	(78)	(301)	(519)	(2,998)
Other expenses(b)	(227)	(1,274)	(3)	(25)	(881)	(2,410)
Pretax income from producing activities	8,085	7,634	(10)	2,082	1,725	19,516
Income tax	(5,115)	(5,335)	(14)	(1,008)	(803)	(12,275)
Results of oil and gas producing activities	2,970	2,299	(24)	1,074	922	7,241

(a)	Including the Middle East.
(b)	Including production taxes and IAS 37 accretion expense (162 M€ in 2006, 169 M€ in 2007 and 223 M€ in 2008).

Group’s share of equity affiliates’ results of oil and gas producing activities:

December 31, 2008	—	49	—	—	532	581
December 31, 2007	—	95	—	—	179	274
December 31, 2006	—	125	—	—	257	382

Costs incurred

The tables below present the costs incurred in the Group’s oil and gas property acquisition, exploration and development activities, including both capitalized and expensed amounts.

	Consolidated subsidiaries
(M€)	Europe	Africa	North America	Asia- Pacific	Rest of World(a)	Total
December 31, 2008
Proved property acquisition	269	78	—	—	26	373
Unproved property acquisition	24	143	19	3	8	197
Exploration costs	228	493	109	222	147	1,199
Development costs(b)	2,035	3,121	320	689	1,276	7,441

Total costs incurred	2,556	3,835	448	914	1,457	9,210

December 31, 2007
Proved property acquisition	—	50	—	1	10	61
Unproved property acquisition	—	265	9	18	10	302
Exploration costs	230	586	49	158	172	1,195
Development costs(b)	1,762	2,853	429	622	1,159	6,825

Total costs incurred	1,992	3,754	487	799	1,351	8,383

December 31, 2006
Proved property acquisition	58	3	125	—	53	239
Unproved property acquisition	—	20	31	240	11	302
Exploration costs	229	538	112	69	204	1,152
Development costs(b)	1,284	2,272	403	544	1,251	5,754

Total costs incurred	1,571	2,833	671	853	1,519	7,447

(a)	Including the Middle East.
(b)	Including asset retirement costs capitalized during the year and any gains or losses recognized upon settlement of asset retirement obligations during the year.

Group’s share of equity affiliates’ costs of property acquisition, exploration and development:

December 31, 2008(a)	—	360	—	—	612	972
December 31, 2007(a)	—	48	—	—	599	647
December 31, 2006(a)	—	71	—	—	716	787

(a)	Including 33 M€ of exploration costs in 2008, 58 M€ in 2007 and 56 M€ in 2006.

Costs to develop Proved Undeveloped Reserves

The following table presents the amounts spent to develop the proved undeveloped reserves in 2006, 2007 and 2008, as well as the amounts included in the most recent standardized measure of future net cash flows to develop proved undeveloped reserves in each of the next three years.

(M€)	2006	2007	2008	2009		2010		2011
Costs to develop Proved Undeveloped Reserves (consolidated subsidiaries)	5,128	6,035	6,636	7,702	(a)	7,721	(a)	6,417	(a)

(a)	Estimates.

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

	Consolidated subsidiaries
(M€)	Europe	Africa	North America	Asia- Pacific	Rest of World(a)	Total
December 31, 2008
Proved properties	26,030	25,136	2,400	4,857	10,911	69,334
Unproved properties	132	1,145	131	377	131	1,916
Total capitalized costs	26,162	26,281	2,531	5,234	11,042	71,250
Accumulated depreciation	(18,382)	(12,339)	(660)	(2,265)	(5,144)	(38,790)
Net capitalized costs	7,780	13,942	1,871	2,969	5,898	32,460
Company’s share of equity affiliates’ net capitalized costs	—	403	—	—	2,452	2,855
December 31, 2007
Proved properties	29,263	20,035	2,112	3,891	9,246	64,547
Unproved properties	215	993	104	305	151	1,768
Total capitalized costs	29,478	21,028	2,216	4,196	9,397	66,315
Accumulated depreciation	(21,092)	(10,484)	(432)	(1,737)	(4,380)	(38,125)
Net capitalized costs	8,386	10,544	1,784	2,459	5,017	28,190
Company’s share of equity affiliates’ net capitalized costs	—	233	—	—	1,477	1,710
December 31, 2006
Proved properties	28,217	19,569	1,884	3,678	9,861	63,209
Unproved properties	89	807	193	243	181	1,513
Total capitalized costs	28,306	20,376	2,077	3,921	10,042	64,722
Accumulated depreciation	(20,456)	(11,271)	(553)	(1,588)	(4,604)	(38,472)
Net capitalized costs	7,850	9,105	1,524	2,333	5,438	26,250
Company’s share of equity affiliates’ net capitalized costs	—	321	—	—	1,331	1,652

(a)	Including the Middle East.

Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

1.	Estimates of proved reserves and the corresponding production profiles are based on technical and economic conditions at year end;

2.	The estimated future cash flows from proved reserves are determined based on prices at December 31, with future price changes considered only to the extent provided by contractual arrangements in existence at year end;

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

5.	Future net cash flows are discounted at a standard discount rate of 10%.

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

The following is the projected standardized measure of discounted future net cash flows relating to proved oil and gas reserves:

	Consolidated subsidiaries
(M€)	Europe	Africa	North America	Asia- Pacific	Rest of World(a)	Total
December 31, 2006
Future cash inflows	59,051	108,847	5,915	16,061	59,065	248,939
Future production costs	(10,057)	(19,223)	(2,443)	(2,136)	(18,706)	(52,565)
Future development costs	(9,379)	(15,929)	(968)	(3,866)	(6,121)	(36,263)
Future income taxes	(28,069)	(45,714)	(459)	(4,522)	(12,271)	(91,035)
Future net cash flows, after income taxes	11,546	27,981	2,045	5,537	21,967	69,076
Discount at 10%	(4,545)	(12,171)	(1,092)	(1,927)	(14,293)	(34,028)
Standardized measure of discounted future net cash flows	7,001	15,810	953	3,610	7,674	35,048
December 31, 2007
Future cash inflows	87,540	157,199	8,585	20,268	46,282	319,874
Future production costs	(12,897)	(23,109)	(3,110)	(2,379)	(10,074)	(51,569)
Future development costs	(10,764)	(19,012)	(1,641)	(4,225)	(4,525)	(40,167)
Future income taxes	(43,851)	(75,557)	(887)	(6,200)	(9,284)	(135,779)
Future net cash flows, after income taxes	20,028	39,521	2,947	7,464	22,399	92,359
Discount at 10%	(8,070)	(17,474)	(1,511)	(2,664)	(14,176)	(43,895)
Standardized measure of discounted future net cash flows	11,958	22,047	1,436	4,800	8,223	48,464
December 31, 2008
Future cash inflows	42,749	67,761	3,487	10,444	20,824	145,265
Future production costs	(8,593)	(15,372)	(1,638)	(2,003)	(7,565)	(35,171)
Future development costs	(10,423)	(21,594)	(1,157)	(3,659)	(5,277)	(42,110)
Future income taxes	(15,651)	(14,571)	2	(2,047)	(2,444)	(34,711)
Future net cash flows, after income taxes	8,082	16,224	694	2,735	5,538	33,273
Discount at 10%	(3,645)	(8,144)	(286)	(1,072)	(4,140)	(17,287)
Standardized measure of discounted future net cash flows	4,437	8,080	408	1,663	1,398	15,986

(a)	Including the Middle East.

Minority interests in future net cash flows as of:

December 31, 2006	255	418	—	—	—	673
December 31, 2007	407	654	—	—	—	1,061
December 31, 2008	217	(50)	—	—	—	167

Group’s share of equity affiliates’ future net cash flows as of:

December 31, 2006	—	549	—	—	3,545	4,094
December 31, 2007	—	526	—	—	9,552	10,078
December 31, 2008	—	418	—	—	4,883	5,301

Changes in the standardized measure of discounted future net cash flows

The following table indicates the changes in the standardized measure of discounted future net cash flows for the periods indicated.

	For the year ended December 31,
(M€)	2008	2007	2006
Consolidated
Beginning of year	48,464	35,048	49,394
Sales and transfers, net of production costs	(26,109)	(19,095)	(21,335)
Net change in sales and transfer prices, net of production costs	(81,358)	56,678	(11,481)
Extensions, discoveries and improved recovery, net of future production and development costs	556	2,895	1,534
Changes in estimated future development costs	(2,227)	(6,491)	(7,666)
Previously estimated development costs incurred during the year	6,960	6,581	5,150
Revisions of previous quantity estimates	2,693	(6,521)	(1,382)
Accretion of discount	4,846	3,505	4,939
Net change in income taxes	63,611	(22,585)	16,268
Purchases of reserves in place	50	—	574
Sales of reserves in place	(1,500)	(1,551)	(947)
End of year	15,986	48,464	35,048