Form 20-F
period 2010-12-31
TOTAL SA
filed 2011-03-28
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

2,349,640,931 Shares, par value €2.50 each, as of December 31, 2010
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).**
Yes ☐  No ☐
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

Basis of Presentation

Financial information included in this Annual Report is presented according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU) as of December 31, 2010.

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

Additional Information

This Annual Report on Form 20-F reports information primarily regarding TOTAL’s business and operations and financial information relating to the fiscal year ended December 31, 2010. For more recent updates regarding TOTAL, you may read and copy any reports, statements or other information TOTAL files with the United States Securities and Exchange Commission (“SEC”). All of TOTAL’s SEC filings made after December 31, 2001, are available to the public at the SEC Web site at http://www.sec.gov and from certain commercial document retrieval services. See also “Item 10. Additional Information — Documents on Display”.

CERTAIN TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage’’	The total area, expressed in acres, over which TOTAL has interests in exploration or production.

“ADRs’’	American Depositary Receipts evidencing ADSs.

“ADSs’’	American Depositary Shares representing the shares of TOTAL S.A.

“barrels’’	Barrels of crude oil, natural gas liquids (NGL) or bitumen.

“Company’’	TOTAL S.A.

“condensates’’	Condensates are a mixture of hydrocarbons that exist in a gaseous phase at original reservoir temperature and pressure, but that, when produced, exist in a liquid phase at surface temperature and pressure. Condensates are sometimes referred to as C5+.

“crude oil’’	Crude oil is a mixture of compounds (mainly pentanes and heavier hydrocarbons) that exists in a liquid phase at original reservoir temperature and pressure and remains liquid at atmospheric pressure and ambient temperature. “Crude oil” or “oil” are sometimes used as generic terms to designate crude oil plus natural gas liquids (NGL).

“Depositary’’	The Bank of New York Mellon.

“Depositary Agreement’’	The depositary agreement pursuant to which ADSs are issued, a copy of which is attached as Exhibit 1 to the registration statement on Form F-6 (Reg. No. 333-172005) filed with the SEC on February 1, 2011.

“Group’’	TOTAL S.A. and its subsidiaries and affiliates. The terms TOTAL and Group are used interchangeably.

“hydrocracker’’	A refinery unit which uses a catalyst and extraordinarily high pressure, in the presence of surplus hydrogen, to shorten molecules.

“liquids’’	Liquids consist of crude oil, bitumen and natural gas liquids (NGL).

“LNG’’	Liquefied natural gas.

“LPG’’	Liquefied petroleum gas is a mixture of hydrocarbons, the principal components of which are propane and butane, in a gaseous state at atmospheric pressure, but which is liquefied under moderate pressure and ambient temperature

“NGL’’	Natural gas liquids consist of condensates and liquefied petroleum gas (LPG).

“oil and gas”	Generic term which includes all hydrocarbons (e.g., crude oil, natural gas liquids (NGL), bitumen and natural gas).

“proved reserves’’	Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The full definition of “proved reserves” that we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the SEC is found in Rule 4-10 of Regulation S-X under the U.S. Securities Act of 1933, as amended (including as amended by the SEC “Modernization of Oil and Gas Reporting” Release No. 33-8995 of December 31, 2008).

“proved developed reserves’’	Proved developed oil and gas reserves are proved reserves that can be expected to be recovered (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. The full definition of “developed reserves” that we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the SEC is found in Rule 4-10 of Regulation S-X under the U.S. Securities Act of 1933, as amended (including as amended by the SEC “Modernization of Oil and Gas Reporting” Release No. 33-8995 of December 31, 2008).

“proved undeveloped reserves’’	Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. The full definition of “undeveloped reserves” that we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the SEC is found in Rule 4-10 of Regulation S-X under the U.S. Securities Act of 1933, as amended (including as amended by the SEC “Modernization of Oil and Gas Reporting” Release No. 33-8995 of December 31, 2008).

“steam cracker’’	A petrochemical plant that turns naphtha and light hydrocarbons into ethylene, propylene, and other chemical raw materials.

“TOTAL’’	TOTAL S.A. and its subsidiaries and affiliates. We use such term interchangeably with the term Group. When we refer to the parent holding company alone, we use the term TOTAL S.A. or the Company.

“trains’’	Facilities for converting, liquefying, storing and off-loading natural gas.

“ERMI’’	ERMI is an indicator intended to represent the refining margin after variable costs for a theoretical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in the region.

“turnarounds’’	Temporary shutdowns of facilities for maintenance, overhaul and upgrading.

ABBREVIATIONS

b	barrel	k	thousand
cf	cubic feet	M	million
boe	barrel of oil equivalent	B	billion
t	metric ton	W	watt
m3	cubic meter	GWh	gigawatt-hour
/d	per day	TWh	terawatt-hour
/y	per year	Wp	watt peak
		Btu	British thermal unit

CONVERSION TABLE

1 acre	= 0.405 hectares

1 b	= 42 U.S. gallons

1 boe	= 1 b of crude oil	= 5,478 cf of gas in 2010(a)

= 5,490 cf of gas in 2009

= 5,505 cf of gas in 2008

1 b/d of crude oil	= approximately 50 t/y of crude oil

1 Bm3/y	= approximately 0.1 Bcf/d

1 m3	= 35.3147 cf

1 kilometer	= approximately 0.62 miles

1 ton	= 1 t	= 1,000 kilograms (approximately 2,205 pounds)

1 ton of oil	= 1 t of oil	= approximately 7.5 b of oil (assuming a specific gravity of 37° API)

1 t of LNG	= approximately 48 kcf of gas

1 Mt/y LNG	= approximately 131 Mcf/d

(a)	Natural gas is converted to barrels of oil equivalent using a ratio of cubic feet of natural gas per one barrel. This ratio is based on the actual average equivalent energy content of TOTAL’s natural gas reserves during the applicable periods, and is subject to change. The tabular conversion rate is applicable to TOTAL’s natural gas reserves on a group-wide basis.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data for TOTAL on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union for the years ended December 31, 2010, 2009, 2008, 2007 and 2006. The historical consolidated financial statements of TOTAL for these periods, from which the financial data presented below for such periods are derived, have been audited by Ernst & Young Audit and KPMG S.A., independent registered public accounting firms, and the Company’s auditors. All such data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere herein.

SELECTED CONSOLIDATED FINANCIAL DATA

(M€, except per share data)	2010		2009	2008	2007	2006
INCOME STATEMENT DATA
Revenues from sales	140,476		112,153	160,331	136,824	132,689
Net income, Group share	10,571		8,447	10,590	13,181	11,768
Earnings per share	4.73		3.79	4.74	5.84	5.13
Fully diluted earnings per share	4.71		3.78	4.71	5.80	5.09
CASH FLOW STATEMENT DATA(a)(b)
Cash flow from operating activities	18,493		12,360	18,669	17,686	16,061
Total expenditures	16,273		13,349	13,640	11,722	11,852
BALANCE SHEET DATA(b)
Total assets	143,718		127,753	118,310	113,541	105,223
Non-current financial debt	20,783		19,437	16,191	14,876	14,174
Minority interests	857		987	958	842	827
Shareholders’ equity — Group share	60,414		52,552	48,992	44,858	40,321
Common shares	5,874		5,871	5,930	5,989	6,064
DIVIDENDS
Dividend per share (euros)	€2.28	(c)	€2.28	€2.28	€2.07	€1.87
Dividend per share (dollars)	$3.02	(c)(d)	$3.08	$3.01	$3.14	$2.46
COMMON SHARES(e)
Average number outstanding of common shares €2.50 par value (shares undiluted)	2,234,829,043		2,230,599,211	2,234,856,551	2,255,294,231	2,293,063,190
Average number outstanding of common shares €2.50 par value (shares diluted)	2,244,494,576		2,237,292,199	2,246,658,542	2,274,384,984	2,312,304,652

(a)	See Consolidated Statement of Cash Flows included in the Consolidated Financial Statements.
(b)	Comparative cash flow information for 2006 includes Arkema, which was spun off on May 12, 2006.
(c)	Subject to approval by the shareholders’ meeting on May 13, 2011.
(d)	Estimated dividend in dollars includes the interim dividend of $1.542 paid in November 2010 and the proposed final dividend of €1.14, converted at a rate of $1.30/€.
(e)	The number of common shares shown has been used to calculate per share amounts.

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

The following table sets out the average dollar/euro exchange rates expressed in dollars per €1.00 for the years indicated, based on an average of the daily European Central Bank (“ECB”) reference exchange rate.(1) Such rates are used by TOTAL in preparation of its Consolidated Statement of Income and Consolidated Statement of Cash Flow in its Consolidated Financial Statements. No representation is made that the euro could have been converted into dollars at the rates shown or at any other rates for such periods or at such dates.

DOLLAR/EURO EXCHANGE RATES

Year	Average Rate
2006	1.2556
2007	1.3705
2008	1.4708
2009	1.3948
2010	1.3257

The table below shows the high and low dollar/euro exchange rates for the three months ended December 31, 2010, and for the first three months of 2011, based on the daily ECB reference exchange rates published during the relevant month expressed in dollars per €1.00.

DOLLAR/EURO EXCHANGE RATES

Period	High	Low
October 2010	1.41	1.37
November 2010	1.42	1.30
December 2010	1.34	1.31
January 2011	1.37	1.29
February 2011	1.38	1.34
March 2011(a)	1.42	1.38

(a)	Through March 21.

The ECB reference exchange rate on March 21, 2011, for the dollar against the euro was $1.42/€.

(1)  For the period 2006 — 2010, the averages of the ECB reference exchange rates expressed in dollars per €1.00 on the last business day of each month during the relevant year are as follows: 2006 — 1.26; 2007 — 1.38; 2008 — 1.47; 2009 — 1.40; and 2010 — 1.32.

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

A substantial or extended decline in oil or natural gas prices would have a material adverse effect on our results of operations.

Prices for oil and natural gas historically have fluctuated widely due to many factors over which we have no control. These factors include:

•	global and regional economic and political developments in resource-producing regions, particularly in the Middle East, Africa and South America;

•	global and regional supply and demand;

•	the ability of the Organization of Petroleum Exporting Countries (OPEC) and other producing nations to influence global production levels and prices;

•	prices of alternative fuels which affect our realized prices under our long-term gas sales contracts;

•	governmental regulations and actions;

•	global economic and financial market conditions;

•	war or other conflicts;

•	cost and availability of new technology;

•	changes in demographics, including population growth rates and consumer preferences; and

•	adverse weather conditions (such as hurricanes) that can disrupt supplies or interrupt operations of our facilities.

Substantial or extended declines in oil and natural gas prices would adversely affect our results of operations by reducing our profits. For the year 2011, we estimate that a decrease of $1.00 per barrel in the average annual price of Brent crude would have the effect of reducing our annual adjusted net operating income from the Upstream segment by approximately €0.13 billion (calculated with a base case exchange rate of $1.30 per €1.00). In addition to the adverse effect on revenues, margins and profitability from any fall in oil and natural gas prices, a prolonged period of low prices or other indicators could lead to reviews for impairment of the Group’s oil and natural gas properties and could impact reserves. Such reviews would reflect management’s view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on our results of operations in the period in which it occurs. Lower oil and natural gas prices over prolonged periods may also reduce the economic viability of projects planned or in development, causing us to cancel or postpone capital expansion projects, and may reduce liquidity, thereby potentially decreasing our ability to finance capital expenditures. If we are unable to follow through with capital expansion projects, our opportunities for future revenue and profitability growth would be reduced, which could materially impact our financial condition.

We face foreign exchange risks that could adversely affect our results of operations.

Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in dollars, the international currency of petroleum sales, while a significant portion of our operating expenses and income taxes accrue in euros and other currencies. Movements between the dollar and euro or other currencies may adversely affect our business by negatively impacting our booked revenues and income, and may also result in significant translation adjustments that impact our shareholders’ equity.

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

Our proved reserves figures are estimates reflecting applicable reporting regulations as they may evolve. Proved reserves are those reserves which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. Reserves are estimated by teams of qualified, experienced and trained earth scientists, petroleum engineers and project engineers, who rigorously review and analyze in detail all available geosciences and engineering data (e.g., seismic, electrical logs, cores, fluids, pressures, flow rates, facilities parameters). This process involves making subjective judgments, including with respect to the estimate of hydrocarbons initially in place, initial production rates and recovery efficiency, based on available geological, technical and economic data. Consequently, estimates of reserves are not exact measurements and are subject to revision. In addition, they may be negatively impacted by a variety of factors which are beyond our control and which could cause such estimates to be adjusted downward in the future, or cause our actual production to be lower than our currently reported proved reserves indicate. The main such factors include:

•	a decline in the price of oil or gas, making reserves no longer economically viable to exploit and therefore not classifiable as proved;

•	an increase in the price of oil or gas, which may reduce the reserves that we are entitled to under production sharing and risked service contracts;

•	changes in tax rules and other government regulations that make reserves no longer economically viable to exploit; and

•	the actual production performance of our reservoirs.

Our reserves estimates may therefore require substantial downward revisions to the extent our subjective judgments prove not to have been conservative enough based on the available geosciences and engineering data, or our assumptions regarding factors or variables that are beyond our control prove to be incorrect over time. Any downward adjustment would indicate lower future production amounts, which could adversely affect our results of operations, including profits as well as our financial condition.

We have significant production and reserves located in politically, economically and socially unstable areas, where the likelihood of material disruption of our operations is relatively high.

A significant portion of our oil and gas production occurs in unstable regions around the world, most significantly Africa, but also the Middle East, Asia-Pacific and South America. Approximately 32%, 22%, 10% and 8%, respectively, of our 2010 combined liquids and gas production came from these four regions. In recent years, a number of the countries in these regions have experienced varying degrees of one or more of the following: economic instability, political volatility, civil war, violent conflict and social unrest. In Africa, certain of the countries in which we have production have recently suffered from some of these conditions. The Middle East in general has recently suffered increased political volatility in connection with violent conflict and social unrest. A number of countries in South America where we have production and other facilities, including Argentina, Bolivia and Venezuela, have suffered from political or economic instability and social unrest and related problems. In Asia-Pacific, Indonesia has suffered some of these conditions. Any of these conditions alone or in combination could disrupt our operations in any of these regions, causing substantial declines in production. Furthermore, in addition to current production, we are also exploring for and developing new reserves in other regions of the world that are historically characterized by political, social and economic instability, such as the Caspian Sea region where we have a number of large projects currently underway. The occurrence and magnitude of incidents related to economic, social and political instability are unpredictable. It is possible that they could have a material adverse impact on our production and operations in the future.

We are exposed to risks regarding the safety and security of our operations. In addition, while our insurance coverage is in line with industry practice, we are not insured against all possible risks.

TOTAL engages in a broad scope of activities, which include drilling, oil and gas production, processing, transportation, refining and petrochemical activities, storage and distribution of petroleum products, and production of base chemical and specialty products, and involve a wide range of operational risks. Among these risks are those of explosion, fire or leakage of toxic products, as well as environmental risks related to emissions and discharges into the air, water or soil and the management of waste. We also face risks, once production is discontinued, because our activities require environmental site remediation. In the transportation area, the type of risk depends not only on the hazardous nature of the products transported, but also on the transportation methods used (mainly pipelines, maritime, river-maritime, rail, road), the volumes involved, and the sensitivity of the regions through which the transport passes (quality of infrastructure, population density, environmental considerations).

Certain branches or activities face specific additional risks. In Exploration & Production, we face risks related to the physical characteristics of our oil or gas fields. These include the risks of eruptions of crude oil or of natural gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, leaks that can harm the environment and risks of fire or explosion. These events may cause injury or death, damage or destroy crude oil or natural gas wells as well as equipment and other property, lead to a disruption of activity or cause environmental damage. In addition, since exploration and production activities may take place on sites that are ecologically sensitive (tropical forest, marine environment, etc.), each site requires a risk-based approach to avoid or minimize the impact on human health, flora and fauna, the ecosystem and biodiversity. TOTAL’s activities in the Chemicals segment and the Refining & Marketing division also entail additional health, safety and environmental risks related to the overall life cycle of the products manufactured, as well as raw materials used in the manufacturing process, such as catalysts, additives and monomer feedstocks. These risks can arise from the intrinsic characteristics of the products involved (flammability, toxicity, or long-term environmental impacts such as greenhouse gas emissions), their use (including by customers), emissions and discharges resulting from their manufacturing process, and from recycling or disposing of materials and wastes at the end of their useful life.

If an event occurs leading to personal injury, death, property damage or discharge of hazardous materials into the environment, contractual terms may provide for indemnification obligations, either by TOTAL in favor of third-parties or by third-parties for TOTAL’s benefit. With respect to joint ventures operated by TOTAL, contractual terms generally provide that TOTAL assumes liability for damages caused by its gross negligence or willful misconduct. With respect to joint ventures in which TOTAL has an interest but that are operated by others, contractual terms generally provide that the operator assumes liability for damages caused by its gross negligence or willful misconduct. All other liabilities of any type of joint venture are generally assumed by the partners in proportion to their respective ownership interests. With respect to third party providers of goods and services, the amount and nature of liabilities assumed by the third party depends on the context and may be limited by contract. With respect to the Group’s customers, TOTAL seeks to ensure that its products meet applicable specifications and that TOTAL abides by all applicable consumer protection laws.

To manage these risks, we maintain worldwide third-party liability insurance coverage for all of our subsidiaries. In addition, we also maintain insurance to protect us against the risk of damage to Group property and/or business disruption. Our insurance and risk management policies are described under “Item 4. Other Matters — Insurance and risk management”. While we believe our insurance coverage is in line with industry practice and sufficient to cover normal risks in our operations, we are not insured against all possible risks. In the event of a major environmental disaster, for example, our liability may exceed the maximum coverage provided by our third-party liability insurance. The loss we could suffer in the event of such a disaster would depend on all the facts and circumstances and would be subject to a whole range of uncertainties, including legal uncertainty as to the scope of liability for consequential damages, which may include economic damage not directly connected to the disaster. The Group cannot guarantee that it will not suffer any uninsured loss and there can be no assurance, particularly in the case of a major environmental disaster or industrial accident, that such loss would not have a material adverse effect on the Group.

We are subject to stringent environmental, health and safety laws in numerous jurisdictions around the world and may incur material costs to comply with these laws and regulations.

Our workforce and the public are exposed to risks inherent to our operations that potentially could lead to injuries, loss of life or environmental damage and could result in regulatory action, legal liability and damage to our reputation.

We incur, and expect to continue to incur, substantial capital and operating expenditures to comply with increasingly complex laws and regulations covering the protection of the natural environment and the promotion of worker health and safety, including:

•	costs to prevent, control, eliminate or reduce certain types of air and water emissions, including those costs incurred in connection with government action to address climate change;

•	remedial measures related to environmental contamination or accidents at various sites, including those owned by third parties;

•	compensation of persons claiming damages caused by our activities or accidents; and

•	costs in connection with the decommissioning of drilling platforms and other facilities.

In addition, growing public concerns in the EU and globally that rising greenhouse gas emissions and climate change may significantly affect the environment and society could adversely affect our businesses, including by the addition of stricter regulations that increase our operating costs, affect product sales and reduce profitability.

If our established financial reserves prove inadequate, environmental costs could have a material effect on our results of operations and our financial position. Furthermore, in the countries where we operate or expect to operate in the near future, new laws and regulations, the imposition of tougher license requirements, increasingly strict enforcement or new interpretations of existing laws and regulations or the discovery of previously unknown contamination may also cause us to incur material costs resulting from actions taken to comply with such laws and regulations, including:

•	modifying operations;

•	installing pollution control equipment;

•	implementing additional safety measures; and

•	performing site clean-ups.

As a further result of any new laws and regulations or other factors, we may also have to curtail, modify or cease certain operations or implement temporary shutdowns of facilities, which could diminish our productivity and materially and adversely impact our results of operations, including profits.

Security threats require continuous assessment and response measures. Acts of terrorism against our plants and offices, pipelines, transportation or computer systems could severely disrupt businesses and operations and could cause harm to people.

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

We have activities in certain countries which are subject to U.S. and EU sanctions and our activities in Iran could lead to sanctions under relevant U.S. and EU legislation.

We currently have investments in Iran and, to a lesser extent, Syria, Myanmar, Sudan and Cuba. U.S. legislation and regulations currently impose economic sanctions on these countries.

In 1996, the United States adopted legislation implementing sanctions against non-U.S. companies doing business in Iran and Libya (the Iran and Libya Sanctions Act, referred to as “ILSA”), which in 2006 was amended to concern only business in Iran (then renamed the Iran Sanctions Act, referred to as “ISA”).

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

In November 1996, the Council of the European Union adopted regulations which prohibit TOTAL from complying with any requirement or prohibition based on or resulting directly or indirectly from certain enumerated legislation, including ILSA (now ISA). It also prohibits TOTAL from having its waiver for South Pars extended to other activities.

In each of the years since the passage of ILSA and until 2007, TOTAL made investments in Iran in excess of $20 million (excluding the investments made as part of the development of South Pars). Since 2008, TOTAL’s position has consisted essentially in being reimbursed for its past investments as part of buyback contracts signed between 1995 and 1999 with respect to permits on which the Group is no longer the operator. In 2010, TOTAL’s production in Iran represented less than 0.1% of the Group’s worldwide production.

ISA was amended in July 2010 by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (“CISADA”), which expanded the scope of ISA and restricted the President’s ability to grant waivers. In addition to sanctionable investments in Iran’s petroleum sector, parties may now be sanctioned for any transaction exceeding $1 million or series of transactions exceeding $5 million in any 12-month period for knowingly providing to Iran refined petroleum products, and for knowingly providing to Iran goods, services, technology, information or support that could directly and significantly either (i) facilitate the maintenance or expansion of Iran’s domestic production of refined petroleum products, or (ii) contribute to the enhancement of Iran’s ability to import refined petroleum products. The sanctions to be imposed against violating firms generally prohibit transactions in foreign exchange by the sanctioned company, prohibit any transfers of credit or payments between, by, through or to any financial institution to the extent that such transfers or payments involve any interest of the sanctioned company, and require blocking of any property of the sanctioned company that is subject to the jurisdiction of the United States. Investments in the petroleum sector commenced prior to the adoption of CISADA appear to remain subject to the pre-amended version of ISA. The new sanctions added by CISADA would be available with respect to new investments in the petroleum sector or any other sanctionable activity occurring on or after July 1, 2010. Prior to CISADA’s enactment, TOTAL discontinued now-prohibited sales of refined products to Iran.

On September 30, 2010, the U.S. State Department announced that the U.S. government, pursuant to the “Special Rule” provision of ISA added by CISADA that allows it to avoid making a determination of sanctionability under ISA with respect to any party that provides certain assurances, would not make such a determination with respect to TOTAL. The U.S. State Department further indicated at that time that, as long as TOTAL acts in accordance with its commitments, TOTAL will not be regarded as a company of concern for its past Iran-related activities.

France and the European Union have adopted measures, based on United Nations Security Council resolutions, which restrict the movement of certain individuals and goods to or from Iran as well as certain financial transactions with Iran, in each case when such individuals, goods or transactions are related to nuclear proliferation and weapons activities or likely to contribute to their development. In July and October 2010, the European Union adopted new restrictive measures regarding Iran (the “EU Measures”). Among other things, the supply of key equipment and technology in the following sectors of the oil and gas industry in Iran are prohibited: refining, liquefied natural gas, exploration and production. The prohibition extends to technical assistance, training and financial assistance in connection with such items. Extension of loans or credit to, acquisition of shares in, entry into joint ventures with or other participation in enterprises in Iran (or Iranian-owned enterprises outside of Iran) engaged in any of the targeted sectors also is prohibited. Moreover, with respect to restrictions on transfers of funds and on financial services, any transfer of at least €40,000 or equivalent to an Iranian individual or entity shall require a prior authorization of the competent authorities of the EU Member States.

TOTAL continues to closely monitor legislative and other developments in France, the European Union and the United States in order to determine whether its limited activities in Iran could subject it to the application of sanctions. However, the Group cannot assure that current or future regulations or developments regarding Iran will not have a negative impact on its business or reputation.

The United States also imposes sanctions based on the United Nations Security Council resolutions described above, as well as broad and comprehensive economic sanctions, which are administrated by the U.S. Treasury Department’s Office of Foreign Assets Control (referred to as “OFAC”). These OFAC sanctions generally apply to U.S. persons and activities taking place in the United States or that are otherwise subject to U.S. jurisdiction. Since August 16, 2010, transactions between Iranian entities and non-U.S. financial institutions holding U.S. bank accounts in the United States have been subject to OFAC restrictions. Sanctions administered by OFAC target Cuba, Iran, Myanmar (Burma), Sudan and Syria. TOTAL does not believe that these sanctions are applicable to any of its activities in these countries.

In addition, many U.S. states have adopted legislation requiring state pension funds to divest themselves of securities in any company with active business operations in Iran or Sudan. State insurance regulators have adopted similar initiatives relating to investments by insurance companies in companies doing business with the Iranian oil and gas, nuclear, and defense sectors. TOTAL has no business operations in Sudan and, to date, has not made any significant investments or industrial investments there. The Genocide Intervention Network (formerly known as Sudan Divestment Task Force) report states that TOTAL should be regarded as “inactive” in Sudan by the U.S. states that have adopted such divestment legislation. CISADA and the Sudan Accountability and Divestment Act, which was adopted by the U.S. Congress on December 31, 2007, support these state legislative initiatives. If TOTAL’s operations in Iran or Sudan were determined to fall within the prohibited scope of these laws, and TOTAL were not to qualify for any available exemptions, certain U.S. institutions holding interests in TOTAL may be required to sell their interests. If significant, sales of securities resulting from such laws and/or regulatory initiatives could have an adverse effect on the prices of TOTAL’s securities.

For more information on TOTAL’s presence in Cuba, Iran, Sudan and Syria, see “Item 4. Other Matters — Business Activities in Cuba, Iran, Sudan and Syria”.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

TOTAL S.A., a French société anonyme (limited company) incorporated in France on March 28, 1924, together with its subsidiaries and affiliates, is the fifth largest publicly-traded integrated international oil and gas company in the world.(1)

With operations in more than 130 countries, TOTAL has activities in every sector of the oil industry, including in the Upstream (oil and gas exploration, development and production, LNG) and Downstream (refining, marketing and the trading and shipping of crude oil and petroleum products) segments.

TOTAL also has operations in Base Chemicals (petrochemicals and fertilizers) and Specialty Chemicals, mainly for the industrial market. In addition, TOTAL has interests in the coal mining and power generation sectors.

(1)  Based on market capitalization (in dollars) as of December 31, 2010.

TOTAL began its Upstream operations in the Middle East in 1924. Since that time, the Company has grown and expanded its operations worldwide. Early in 1999 the Company acquired control of PetroFina S.A. and in early 2000, the Company acquired control of Elf Aquitaine S.A. (hereafter referred to as “Elf Aquitaine” or “Elf”).

The Company’s registered office is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Its telephone number is +33 (0)1 47 44 45 46.

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

		Rest of	North
(M€)	France	Europe	America	Africa	Rest of world	Total
2010
Non-Group sales(a)	36,820	72,636	12,432	12,561	24,820	159,269
Property, plant and equipment, intangible assets, net	5,666	14,568	9,584	20,166	13,897	63,881
Capital expenditures	1,062	2,629	3,626	4,855	4,101	16,273

2009
Non-Group sales(a)	32,437	60,140	9,515	9,808	19,427	131,327
Property, plant and equipment, intangible assets, net	6,973	15,218	8,112	17,312	11,489	59,104
Capital expenditures	1,189	2,502	1,739	4,651	3,268	13,349

2008
Non-Group sales(a)	43,616	82,761	14,002	12,482	27,115	179,976
Property, plant and equipment, intangible assets, net	7,260	13,485	5,182	15,460	10,096	51,483
Capital expenditures	1,997	2,962	1,255	4,500	2,926	13,640

(a)	Non-Group sales from continuing operations.

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

Exploration & Production

Exploration and development

TOTAL’s Upstream segment aims at continuing to combine long-term growth and profitability at the level of the best in the industry.

TOTAL evaluates exploration opportunities based on a variety of geological, technical, political and economic factors (including taxes and license terms), and on projected oil and gas prices. Discoveries and extensions of existing fields accounted for approximately 46% of the 2,445 Mboe added to the Upstream segment’s proved reserves during the three-year period ended December 31, 2010 (before deducting production and sales of reserves in place and adding any acquisitions of reserves in place during this period). The remaining 54% comes from revisions of previous estimates.

In 2010, the exploration investments of consolidated subsidiaries amounted to €1,472 million (comprising exploration bonuses included in the unproved property acquisition costs). The main exploration investments were made in Angola, Norway, Brazil, the United Kingdom, the United States, Indonesia, Nigeria and Brunei. In 2009, the

exploration investments of consolidated subsidiaries amounted to €1,486 million (comprising exploration bonuses included in the unproved property acquisition costs). The main exploration investments were made in the United States, Angola, the United Kingdom, Norway, Libya, Nigeria and the Republic of the Congo. In 2008, exploration investments of consolidated subsidiaries amounted to €1,243 million (comprising exploration bonuses included in the unproved property acquisition costs) notably in Angola, Nigeria, Norway, the United Kingdom, Australia, the United States, Libya, Brunei, Gabon, Cameroon, Indonesia, China, the Republic of the Congo and Canada.

The Group’s consolidated Exploration & Production subsidiaries’ development investments amounted to €8 billion in 2010, primarily in Angola, Nigeria, Kazakhstan, Norway, Indonesia, the Republic of the Congo, the United Kingdom, the United States, Canada, Thailand, Gabon and Australia. The Group’s consolidated Exploration & Production subsidiaries’ development investments amounted to nearly €8 billion in 2009, primarily in Angola, Nigeria, Norway, Kazakhstan, Indonesia, the Republic of the Congo, the United Kingdom, the United States, Gabon, Canada, Thailand, Russia and Qatar. In 2008, development investments amounted to €7 billion, predominantly in Angola, Nigeria, Norway, Kazakhstan, Indonesia, the Republic of the Congo, the United Kingdom, Gabon, Canada, the United States, and Qatar.

Reserves

The definitions used for proved, proved developed and proved undeveloped oil and gas reserves are in accordance with the United States Securities & Exchange Commission (SEC) Rule 4-10 of Regulation S-X as amended by the SEC Modernization of Oil and Gas Reporting release issued on December 31, 2008. Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing regulatory, economic and operating conditions.

TOTAL’s oil and gas reserves are consolidated annually, taking into account, among other factors, levels of production, field reassessment, additional reserves from discoveries and acquisitions, disposal of reserves and other economic factors. Unless otherwise indicated, any reference to TOTAL’s proved reserves, proved developed reserves, proved undeveloped reserves and production reflects the Group’s entire share of such reserves or such production. TOTAL’s worldwide proved reserves include the proved reserves of its consolidated subsidiaries as well as its proportionate share of the proved reserves of equity affiliates and of two companies accounted for under the cost method. For further information concerning changes in TOTAL’s proved reserves for the years ended December 31, 2010, 2009 and 2008, see “Supplemental Oil and Gas Information (Unaudited)”.

The reserves estimation process involves making subjective judgments. Consequently, estimates of reserves are not exact measurements and are subject to revision under well-established control procedures.

The reserves booking process requires, among other things:

•	internal peer reviews of technical evaluations to ensure that the SEC definitions and guidance are followed; and

•	that management makes significant funding commitments towards the development of the reserves prior to booking.

For further information regarding the preparation of reserves estimates, see “Supplemental Oil and Gas Information (Unaudited)”.

Proved reserves

In accordance with the amended Rule 4-10 of Regulation S-X, proved reserves for the years ended on or after December 31, 2009, are calculated using a 12-month average price determined as the unweighted arithmetic average of the first-day-of-the-month price for each month of the relevant year unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The reference prices for 2010 and 2009 were respectively $79.02/b and $59.91/b for Brent crude. The proved reserves for the year ended December 31, 2008 were calculated using December 31 price ($36.55/b).

As of December 31, 2010, TOTAL’s combined proved reserves of oil and gas were 10,695 Mboe (53% of which were proved developed reserves). Liquids (crude oil, natural gas liquids and bitumen) represented approximately 56% of these reserves and natural gas the remaining 44%. These reserves were located in Europe (mainly in Norway and the United Kingdom), in Africa (mainly in Angola, Gabon, Libya, Nigeria and the Republic of the Congo), in the Americas (mainly in Canada, the United States, Argentina, and Venezuela), in the Middle East (mainly in Qatar, the United Arab Emirates, and Yemen), and in Asia (mainly in Indonesia and Kazakhstan).

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

Sensitivity to oil and gas prices

Changes in the price used as a reference for the proved reserves estimation result in non-proportionate inverse changes in proved reserves associated with production sharing and risked service contracts (which together represent approximately 30% of TOTAL’s reserves as of December 31, 2010). Under such contracts, TOTAL is entitled to a portion of the production, the sale of which is meant to cover expenses incurred by the Group. As oil prices increase, fewer barrels are necessary to cover the same amount of expenses. Moreover, the number of barrels retrievable under these contracts may vary according to criteria such as cumulative production, the rate of return on investment or the income-cumulative expenses ratio. This decrease is partly offset by an extension of the duration over which fields can be produced economically. However, the increase in reserves due to extended field life resulting from higher prices is generally less than the decrease in reserves under production sharing or risked service contracts due to such higher prices. As a result, higher prices lead to a decrease in TOTAL’s reserves.

Production

For the full year 2010, average daily oil and gas production was 2,378 kboe/d compared to 2,281 kboe/d in 2009.

Liquids accounted for approximately 56% and natural gas accounted for approximately 44% of TOTAL’s combined liquids and natural gas production in 2010.

The table on the next page sets forth by geographic area TOTAL’s average daily production of liquids and natural gas for each of the last three years.

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

As in 2009 and 2008, substantially all of the liquids production from TOTAL’s Upstream segment in 2010 was marketed by the Trading & Shipping division of TOTAL’s Downstream segment. See the table “— Business Overview — Trading & Shipping — Supply and sales of crude oil”.

The majority of TOTAL’s natural gas production is sold under long-term contracts. However, its North American production, and to some extent its production from the United Kingdom, Norway and Argentina, is sold on the spot market. The long-term contracts under which TOTAL sells its natural gas usually provide for a price related to, among other factors, average crude oil and other petroleum product prices, as well as, in some cases, a cost-of-living index. Though the price of natural gas tends to fluctuate in line with crude oil prices, a slight delay may occur before changes in crude oil prices are reflected in long-term natural gas prices. Due to the interaction between the contract price of natural gas and crude oil prices, contract prices are not usually affected by short-term market fluctuations in the spot price of natural gas. Some of TOTAL’s long-term contracts, notably in Argentina, Indonesia, Nigeria, Norway and Qatar, specify the delivery of quantities of natural gas that may or may not be fixed and determinable. Such delivery commitments vary substantially, both in duration and in scope, from contract to contract throughout the world. For example, in some cases, contracts require delivery of natural gas on an as-needed basis, and, in other cases, contracts call for the delivery of varied amounts of natural gas over different periods of time. Nevertheless, TOTAL estimates the fixed and determinable quantity of gas to be delivered over the period 2011-2013 to be 3,665 Bcf. The Group expects to satisfy most of these obligations through the production of its proved reserves of natural gas, with, if needed, additional sourcing from spot market purchases. See “Supplemental Oil and Gas Information (Unaudited)”.

PRODUCTION BY GEOGRAPHIC AREA

	2010			2009			2008
		Natural			Natural			Natural
	Liquids	gas	Total	Liquids	gas	Total	Liquids	gas	Total
	kb/d	Mcf/d	kboe/d	kb/d	Mcf/d	kboe/d	kb/d	Mcf/d	kboe/d
Africa	616	712	756	632	599	749	654	659	783
Algeria	25	87	41	47	143	74	51	145	79
Angola	157	34	163	186	33	191	200	33	205
Cameroon	9	2	9	12	2	12	13	2	14
The Congo, Republic of	115	27	120	101	27	106	85	23	89
Gabon	63	20	67	67	20	71	73	20	76
Libya	55	—	55	60	—	60	74	—	74
Nigeria	192	542	301	159	374	235	158	436	246
North America	30	199	65	20	22	24	11	15	14
Canada(a)	10	—	10	8	—	8	8	—	8
United States	20	199	55	12	22	16	3	15	6
South America	76	569	179	80	564	182	119	579	224
Argentina	14	381	83	15	364	80	14	365	81
Bolivia	3	94	20	3	91	20	3	105	22
Colombia	11	34	18	13	45	23	14	45	23
Trinidad & Tobago	3	2	3	5	2	5	6	2	6
Venezuela	45	58	55	44	62	54	82	62	92
Asia-Pacific	28	1,237	248	33	1,228	251	29	1,236	246
Australia	—	6	1	—	—	—	—	—	—
Brunei	2	59	14	2	49	12	2	60	14
Indonesia	19	855	178	25	898	190	21	857	177
Myanmar	—	114	14	—	103	13	—	117	14
Thailand	7	203	41	6	178	36	6	202	41
CIS	13	56	23	14	52	24	12	75	26
Azerbaijan	3	54	13	3	50	12	4	73	18
Russia	10	2	10	11	2	12	8	2	8
Europe	269	1,690	580	295	1,734	613	302	1,704	616
France	5	85	21	5	100	24	6	103	25
The Netherlands	1	234	42	1	254	45	1	244	44
Norway	183	683	310	199	691	327	204	706	334
United Kingdom	80	688	207	90	689	217	91	651	213
Middle East	308	1,185	527	307	724	438	329	569	432
United Arab Emirates	207	76	222	201	72	214	228	74	243
Iran	2	—	2	8	—	8	9	—	9
Oman	23	55	34	22	56	34	23	59	34
Qatar	49	639	164	50	515	141	44	434	121
Syria	14	130	39	14	34	20	15	2	15
Yemen	13	285	66	12	47	21	10	—	10
Total production	1,340	5,648	2,378	1,381	4,923	2,281	1,456	4,837	2,341
Including share of equity and non-consolidated affiliates	300	781	444	286	395	359	347	298	403
Algeria	19	4	20	20	3	21	19	4	20
Colombia	7	—	7	6	—	6	5	—	5
Venezuela	45	6	46	44	6	45	82	6	83
United Arab Emirates	199	66	212	191	62	202	218	64	231
Oman	22	55	32	22	56	34	23	59	34
Qatar	8	367	75	3	221	42	—	165	30
Yemen	—	283	52	—	47	9	—	—	—

(a)	The Group’s production in Canada consists of bitumen only. All of the Group’s bitumen production is in Canada.

PRESENTATION OF PRODUCTION ACTIVITIES BY GEOGRAPHIC AREA

The table below sets forth, by country, TOTAL’s producing assets, the year in which TOTAL’s activities started, the Group’s interest in each asset and whether TOTAL is operator of the asset.

TOTAL’s producing assets as of December 31, 2010(a)

	Year of
	entry into	Operated	Non-operated
	the country	(Group share in %)	(Group share in %)
Africa
Algeria	1952
			Ourhoud (19.41%)(b)
			RKF (48.83%)(b)
			Tin Fouye Tabankort (35.00%)

Angola	1953	Blocks 3-85, 3-91 (50.00%)
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
		Anguille Nord Est (100.00%)
		Anguille Sud-Est (100.00%)
		Atora (40.00%)
		Avocette (57.50%)
		Ayol Marine (100.00%)
		Baliste (50.00%)
		Barbier (100.00%)
		Baudroie Marine (50.00%)
		Baudroie Nord Marine (50.00%)
		Coucal (57.50%)
		Girelle (100.00%)
		Gonelle (100.00%)
		Grand Anguille Marine (100.00%)
		Grondin (100.00%)
		Hylia Marine (75.00%)
		Lopez Nord (100.00%)
		Mandaros (100.00%)
		M’Boumba (100.00%)
		Mérou Sardine Sud (50.00%)
		Pageau (100.00%)
		Port Gentil Océan (100.00%)
		Port Gentil Sud Marine (100.00%)
		Tchengue (100.00%)
		Torpille (100.00%)
		Torpille Nord Est (100.00%)
			Rabi Kounga (47.50%)

	Year of
	entry into	Operated	Non-operated
	the country	(Group share in %)	(Group share in %)
Libya	1959		C 17 (Mabruk) (15.00%)
			C 137 (Al Jurf) (20.25%)
			NC 115 (El Sharara) (3.90%)
			NC 186 (2.88%)

Nigeria	1962	OML 58 (40.00%)
		OML 99 Amenam-Kpono (30.40%)
		OML 100 (40.00%)
		OML 102 (40.00%)	OML 102 - Ekanga (40.00%)
		OML 130 (24.00%)
			Shell Petroleum Development Company (SPDC 10.00%)
			OML 118 - Bonga (12.50%)

North America
Canada	1999		Surmont (50.00%)

United States	1957		Several assets in the Barnett Shale area (25.00%)
			Tahiti (17.00%)

South America
Argentina	1978	Aguada Pichana (27.27%)
		Aries (37.50%)
		Cañadon Alfa Complex (37.50%)
		Carina (37.50%)
		Hidra (37.50%)
		San Roque (24.71%)
			Sierra Chata (2.51%)

Bolivia	1995		San Alberto (15.00%)
			San Antonio (15.00%)

Colombia	1973		Caracara (34.18%)(i)
			Cusiana (11.60%)
			Espinal (7.32%)(i)
			San Jacinto/Rio Paez (8.14%)(i)

Trinidad & Tobago	1996		Angostura (30.00%)

Venezuela	1980		PetroCedeño (30.323%)
			Yucal Placer (69.50%)

Asia-Pacific
Australia	2005		GLNG (20.00%)

Brunei	1986	Maharaja Lela Jamalulalam (37.50%)

Indonesia	1968	Bekapai (50.00%)
		Handil (50.00%)
		Peciko (50.00%)
		Sisi-Nubi (47.90%)
		Tambora (50.00%)
		Tunu (50.00%)
			Badak (1.05%)
			Nilam - gas and condensates (9.29%)
			Nilam - oil (10.58%)

Myanmar	1992	Yadana (31.24%)

Thailand	1990		Bongkot (33.33%)

CIS
Azerbaijan	1996		Shah Deniz (10.00%)

Russia	1989	Kharyaga (40.00%)

Europe
France	1939	Lacq (100.00%)
		Meillon (100.00%)
		Pecorade (100.00%)

	Year of
	entry into	Operated	Non-operated
	the country	(Group share in %)	(Group share in %)
		Vic-Bilh (73.00%)
		Lagrave (100.00%)
		Lanot (100.00%)
			Dommartin-Lettrée (56.99%)
		Itteville (78.73%)
		La Croix-Blanche (100.00%)
		Rousse (100.00%)
		Vert-le-Grand (90.05%)
		Vert-le-Petit (100.00%)

Norway	1965	Skirne (40.00%)
			Åsgard (7.68%)
			Ekofisk (39.90%)
			Eldfisk (39.90%)
			Embla (39.90%)
			Gimle (4.90%)
			Glitne (21.80%)
			Gungne (10.00%)
			Heimdal (16.76%)
			Huldra (24.33%)
			Kristin (6.00%)
			Kvitebjørn (5.00%)
			Mikkel (7.65%)
			Morvin (6.00%)
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
		F6a huile (65.68%)
		F15a Jurassic (38.20%)
		F15a/F15d Triassic (32.47%)
		F15d (32.47%)
		J3a (30.00%)
		K1a (40.10%)
		K1b/K2a (54.33%)
		K2c (54.33%)
		K3b (56.16%)
		K3d (56.16%)
		K4a (50.00%)
		K4b/K5a (36.31%)
		K5b (45.27%)
		K6/L7 (56.16%)
		L1a (60.00%)

	Year of
	entry into	Operated	Non-operated
	the country	(Group share in %)	(Group share in %)
		L1d (60.00%)
		L1e (55.66%)
		L1f (55.66%)
		L4a (55.66%)
			E16a (16.92%)
			E17a/E17b (14.10%)
			J3b/J6 (25.00%)
			Q16a (6.49%)

United Kingdom	1962	Alwyn North, Dunbar, Ellon, Grant
		Nuggets (100.00%)
		Elgin-Franklin (EFOG 46.17%)(c)
		Forvie Nord (100.00%)
		Glenelg (49.47%)
		Jura (100.00%)
		Otter (81.00%)
		West Franklin (EFOG 46.17%)(c)
			Alba (12.65%)
			Armada (12.53%)
			Bruce (43.25%)
			Markham unitized fields (7.35%)
			ETAP (Mungo. Monan) (12.43%)
			Everest (0.87%)
			Keith (25.00%)
			Maria (28.96%)
			Seymour (25.00%)
Middle East
U.A.E.	1939	Abu Dhabi -Abu Al Bu Khoosh (75.00%)
			Abu Dhabi offshore (13.33%)(d)
			Abu Dhabi onshore (9.50%)(e)
			GASCO (15.00%)
			ADGAS (5.00%)

Oman	1937		Various fields onshore (Block 6) (4.00%)(f)
			Mukhaizna field (Block 53) (2.00%)(g)

Qatar	1936	Al Khalij (100.00%)
			North Field - Block NF Dolphin (24.50%)
			North Field - Block NFB (20.00%)
			North Field -Qatargas 2 Train 5 (16.70%)

Syria	1988	Deir Ez Zor (Al Mazraa, Atalla North, Jafra, Marad, Qahar, Tabiyeh) (100.00%)(h)

Yemen	1987	Kharir/Atuf (bloc 10) (28.57%)
			Various fields onshore (Block 5) (15.00%)

(a)	The Group’s interest in the local entity is approximately 100% in all cases except for Total Gabon (58.3%), Total E&P Cameroon (75.80%) and certain entities in the United Kingdom, Algeria, Abu Dhabi and Oman (see notes b through i below).
(b)	TOTAL has an indirect 19.41% interest in the Ourhoud field and a 48.83% indirect interest in the RKF field through its interest in CEPSA (equity affiliate).
(c)	TOTAL has a 35.8% indirect interest in Elgin Franklin through its interest in EFOG.
(d)	Through ADMA (equity affiliate), TOTAL has a 13.33% interest and participates in the operating company, Abu Dhabi Marine Operating Company.
(e)	Through ADPC (equity affiliate), TOTAL has a 9.50% interest and participates in the operating company, Abu Dhabi Company for Onshore Oil Operation.
(f)	TOTAL has a direct interest of 4.00% in Petroleum Development Oman LLC, operator of Block 6, in which TOTAL has an indirect interest of 4.00% via Pohol (equity affiliate). TOTAL also has a 5.54% interest in the Oman LNG facility (trains 1 and 2), and an indirect participation of 2.04% through OLNG in Qalhat LNG (train 3).
(g)	TOTAL has a direct interest of 2.00% in Block 53.
(h)	Operated by DEZPC which is 50.00% owned by TOTAL and 50.00% owned by SPC.
(i)	TOTAL has an indirect 34.18% interest in the Caracara Block, 8.14% in the San Jacinto/Rio Paez Block and 7.32% in the Espinal Block through its interest in CEPSA (equity affiliate).

Africa

In 2010, TOTAL’s production in Africa was 756 kboe/d, representing 32% of the Group’s overall production, compared to 749 kboe/d in 2009 and 783 kboe/d in 2008.

In Algeria, TOTAL’s production amounted to 41 kboe/d in 2010, compared to 74 kboe/d in 2009 and 79 kboe/d in 2008. This decline is mainly due to the termination of the Hamra contract in October 2009. The Group’s production came from its direct interest in the TFT field (Tin Fouyé Tabenkort, 35%) and from its 48.83% interest in CEPSA(1), a partner of Sonatrach (the Algerian national oil and gas company) on the Ourhoud and Rhourde El Krouf fields. TOTAL also holds a direct 37.75% interest in the Timimoun gas project alongside Sonatrach (51%) and CEPSA (11.25%) as well as a 47% interest in the Ahnet gas project alongside Sonatrach (51%) and Partex (2%).

•	On the TFT field, the compression project commissioned in 2010 is expected to extend plateau production to 185 kboe/d.

•	Basic engineering studies for the Timimoun project were launched in 2010 following approval by the ALNAFT national agency. Start-up of the project is scheduled in 2014 with commercial production of natural gas estimated at approximately 160 Mcf/d (1.6 Bm3/y) at plateau.

•	As part of the Ahnet project, a development plan is expected to be submitted to the authorities before mid-2011, with start-up of production scheduled for 2015 and an expected plateau production of at least 400 Mcf/d (4 Bm3/y).

In Angola, the Group’s production was 163 kboe/d in 2010, compared to 191 kboe/d in 2009 and 205 kboe/d in 2008. Production comes mainly from Blocks 17, 0 and 14. Highlights of the period 2008 to 2010 included several discoveries on Blocks 15/06 and 17/06, and progress on the major Pazflor and CLOV projects.

•	Deep-offshore Block 17 (40%, operator) is TOTAL’s principal asset in Angola. It is composed of four major zones: Girassol, Dalia, Pazflor and CLOV.

On the Girassol pole, production from the Girassol, Jasmim and Rosa fields was more than 190 kb/d in 2010.

On the Dalia pole, production was more than 240 kb/d in 2010.

On the third pole, Pazflor, comprised of the Perpetua, Zinia, Hortensia and Acacia fields, production is scheduled to begin in late 2011. This project provides for the installation of an FPSO with a production capacity of 220 kb/d.

The development of CLOV, the fourth pole, was launched in 2010 with the award of the main contracts. This development will result in the installation of a fourth FPSO with a production capacity of 160 kb/d. Start-up of production is expected in 2014.

•	On Block 14 (20%), production on the Tombua-Landana field started in August 2009 and adds to production from the Benguela-Belize-Lobito-Tomboco and Kuito fields.

•	On ultra-deep offshore Block 32 (30%, operator), appraisal is continuing and pre-development studies for a first production zone in the central/southeastern portion of the block are underway (Kaombo project).

•	On Block 15/6 (15%), four major discoveries were announced in 2010. Studies are underway to demonstrate the feasibility of a first development area that would include the discoveries located on the northwest portion of the block.

TOTAL also has operations on exploration Blocks 33 (55%, operator) and 17/06 (30%, operator).

At year-end 2010, TOTAL sold its 5% interest in Block 31.

TOTAL is also developing in LNG through the Angola LNG project (13.6%) with the construction of a gas liquefaction plant near Soyo. The plant will be supplied in particular by the gas associated with production from Blocks 0, 14, 15, 17 and 18. Construction work is ongoing and start-up is expected in 2012.

In Cameroon, the Group’s production was 9 kboe/d in 2010, compared to 12 kboe/d in 2009 and 14 kboe/d in 2008.

In November 2010, TOTAL finalized an agreement in principle with Perenco to sell the Group’s 75.8% interest in its Exploration & Production subsidiary in Cameroon. The agreement is subject to the approval by the Cameroonian authorities.

In Côte d’Ivoire, TOTAL signed in October 2010 an agreement to acquire a 60% interest (operator) in the CI-100 exploration license. The transaction has been approved by the relevant authorities. The 2,000 km2 license is located approximately 100 km southeast of Abidjan in water depths ranging from 1,500 to 3,100 meters. Exploration work will include a new 1,000 km2 3D seismic survey, which will complete coverage of the block, and a first well is expected to be drilled in 2012.

(1)  In February 2011, TOTAL signed an agreement to dispose of its 48.83% interest in CEPSA. The transaction is conditioned on obtaining all requisite approvals.

In Egypt, TOTAL signed a concession agreement in February 2010 and became operator of Block 4 (El Burullus offshore Est) with an interest of 90%. The license, located in the Nile Basin where a number of gas discoveries have been made, covers a 4-year initial exploration period and includes a commitment to carrying out 3D seismic work and drilling exploration wells. The seismic campaign started in November 2010 and ended in February 2011.

In Gabon, the Group’s share of production was 67 kboe/d in 2010, compared to 71 kboe/d in 2009 and 76 kboe/d in 2008, due to the natural decline of fields. Total Gabon(1) is one of the Group’s oldest subsidiaries in sub-Saharan Africa.

•	On the Anguille field, five development wells were drilled in 2010 from existing platforms and the construction of a new well platform has been launched.

•	On the deep-offshore Diaba license (Total Gabon 63.75%, operator), following the 2D seismic survey that was shot in 2008 and 2009, a 6,000 km2 3D seismic was shot in 2010.

•	Licenses for the Avocette and Coucal fields have been renewed in the form of an operating and production sharing agreement effective as of January 1, 2011, each for a 10-year period renewable for two subsequent 5-year periods.

•	Total Gabon farmed into the onshore Mutamba-Iroru (50%), DE7 (30%), and Nziembou (20%) exploration licenses in 2010.

In Libya, the Group’s production was 55 kb/d in 2010, compared to 60 kb/d in 2009 and 74 kb/d in 2008. Declining production was primarily due to the implementation of OPEC quotas and new contractual provisions for Blocks C 17 (75%)(2), C 137 (75%)(2), NC 115 (30%)(2) and NC 186 (24%)(2) on which TOTAL is a partner. The EPSA IV agreements (exploration and production sharing agreements) on Blocks C 137 and C 17 were ratified by the Libyan government in January 2010 and now extend to 2032.

Having regard to the security context in Libya in the first quarter of 2011, the Group’s production in Libya has been significantly reduced since early March. Furthermore, the Group is reviewing the impacts on its operations and the measures to be taken for the projects mentioned below.

•	On Block C 17, the Dahra and Garian fields are in the development phase.

•	On Block C 137, drilling of two offshore exploration wells is planned for 2011.

•	On Blocks NC 115 and NC 186, the nearly 5,000 km2 seismic campaign is expected to be completed in 2011.

•	On the Murzuk Basin, following a successful appraisal well drilled on the discovery made on a portion of Block NC 191 (100%(2), operator), a development plan was submitted to the authorities in 2009.

•	In December 2010, the Group relinquished Block 42 2/4 (60%(2), operator) located in the Cyrenaic Basin at the contract expiration date following an exploration well’s disappointing results.

In Madagascar, TOTAL acquired in 2008 a 60% interest in the Bemolanga permit (operator), which contains oil sand accumulations. A first appraisal phase was launched to confirm the bitumen resources needed for a mining development. Drilling operations were carried out in two phases during the dry season between July and November 2009 and between April and July 2010.

In Mauritania, TOTAL has exploration operations on the Ta7 and Ta8 licenses (60%, operator), located in the Taoudenni Basin alongside Sonatrach (20%) and Qatar Petroleum International (20%).

•	On the Ta8 license, drilling of the exploration well ended in 2010. Results from the well are disappointing.

•	On Block Ta7, shooting of a 1,000 km 2D seismic started in 2011.

In Nigeria, the Group’s production amounted to 301 kboe/d in 2010, compared to 235 kboe/d in 2009 and 246 kboe/d in 2008. This increase is due in particular to improved security conditions in the Niger Delta. TOTAL has been present in Nigeria since 1962. It operates seven production licenses (OML) out of the forty-four in which it holds an interest, and two exploration licenses (OPL) out of the eight in which it holds an interest. The Group is also active in LNG through Nigeria LNG and the Brass LNG project. In 2010, TOTAL acquired a 45.9% interest in Block 1 in the Joint Development Zone governed by Nigeria and São Tomé and Príncipe and was awarded operatorship in this block.

•	TOTAL holds a 15% interest in the Nigeria LNG gas liquefaction plant, located on Bonny Island, with an overall capacity of 22 Mt/y of LNG. In 2010, an improvement in the security situation for onshore facilities resulted in increased LNG production. NLNG’s utilization rate was approximately 72% in 2010, compared to approximately 50% in 2009.

(1)  Total Gabon is a Gabonese company whose shares are listed on Euronext Paris. TOTAL holds 58%, the Republic of Gabon holds 25% and the public float is 17%.
(2)  Interest held in the foreign consortium.

Preliminary work prior to launching the Brass LNG project (17%), which calls for the construction of two trains, each with a capacity of 5 Mt/y, continued in 2010.

•	TOTAL strengthened its ability to supply gas to the LNG projects in which it has interests and to meet the growing domestic demand in gas:

–	On the OML 136 license (40%), the positive results for the Agge 3 appraisal well confirmed the development potential of the license. Development studies are underway.

–	As part of its joint venture with the Nigerian National Petroleum Corporation (NNPC), TOTAL launched a project to increase the production capacity of the OML 58 license (40%, operator) from 370 Mcf/d to 550 Mcf/d of gas in 2011. A second phase of this project, which is currently being assessed, is expected to allow the development of other reserves through these facilities.

–	On the OML 112/117 licenses (40%), TOTAL continued development studies in 2010 for the Ima gas field.

•	On the OML 102 license (40%, operator), TOTAL is expected to make the final investment decision for the Ofon phase 2 project in 2011 with a start-up scheduled in 2014. The Group also launched in 2010 an appraisal campaign for the Etisong field, located 15 km from the Ofon field, which is currently producing.

•	On the OML 130 license (24%, operator), the Akpo field, which started up in March 2009, reached in 2010 plateau production of 225 kboe/d (in 100%). The Group is actively developing the Egina field, for which a development plan was approved by the Nigerian authorities. Basic engineering studies carried out in Nigeria are now completed and call for tenders for the projects have been launched.

•	On the OML 138 license (20%, operator), development of the Usan project (180 kb/d, production capacity) continued in 2010, in particular with the drilling of production wells, the construction of the FPSO and the start of the installation of sub-sea equipment. Production is expected to start-up in 2012.

•	TOTAL also consolidated deep offshore positions with the ongoing development of the Bonga Northwest project on the OML 118 license (12.5%).

Improved security conditions in the Niger Delta region resulted in a substantial increase in the production operated by the Shell Petroleum Development Company (SPDC) joint venture, in which TOTAL owns 10%. The Soku processing plant resumed operations in 2009 and the Gbaran-Ubie development project was completed in 2010 with the commissioning of the 1 Bcf/d production facility.

In 2010, TOTAL disposed of the interests it held (10%) through the operated SPDC joint venture in the
OML 4, 38 and 41 licenses.

In the Republic of the Congo, the Group’s share of production was 120 kboe/d in 2010, compared to 106 kboe/d in 2009 and 89 kboe/d in 2008.

•	On the Moho Bilondo field (53.5%, operator), which started up in April 2008, drilling of development wells continued in 2010. The field reached plateau production of 90 kboe/d (in 100%) in June 2010. Growth potential of the northern part of the field was confirmed by the Moho North Marine 3 appraisal well drilled at year-end 2008 following the Moho North Marine 1 and 2 discoveries, and later in 2009 by the Moho North Marine 4 exploration well that discovered new resources. Finally, two positive appraisal wells (Bilondo Marine 2 & 3) drilled at year-end 2010 in the southern portion of the field confirmed an additional growth potential as an extension of existing facilities.

•	Production on Libondo (65%, operator), which is part of the Kombi-Likalala-Libondo operating license, started up in March 2011. Anticipated plateau production is 8 kb/d (in 100%). A substantial portion of the equipment was sourced locally in Pointe-Noire through the redevelopment of a construction site that had been idle for several years.

In Sudan, the Group holds interests in an exploration license in the southern part of the country, although no activity is currently underway in this country. For additional information on TOTAL’s operations in Sudan, see “— Other Matters — Business Activities In Cuba, Iran, Sudan and Syria”.

North America

In 2010, TOTAL’s production in North America was 65 kboe/d, representing 3% of the Group’s overall production, compared to 24 kboe/d in 2009 and 14 kboe/d in 2008.

In Canada, TOTAL signed in December 2010 a strategic partnership with Suncor related to the Fort Hills and Joslyn mining projects and the Voyageur upgrader. This partnership allows TOTAL to reorganize around two major poles the different oil sands assets that it has acquired over the last few years: a mining and upgrading pole, which includes the TOTAL-operated Joslyn (38.25%) and Suncor-

operated Fort Hills (39.2%) mining projects as well as the Suncor-operated Voyageur upgrader (49%), and a SAGD(1) pole focused on Surmont’s (50%) ongoing development. The Group also holds a 50% interest in the Northern Lights (operator) mining project and 100% of a number of leases (Oil Sand Leases) acquired through several auction sales. The Group’s 2010 production amounted to 10 kb/d, compared to 8 kb/d in 2009 and 2008.

•	On the Surmont lease, commercial production in SAGD mode from the first development phase (Surmont Phase 1A) started in late 2007.

Construction work for phases 1B and 1C was completed, which should allow these phases to reach production level estimated at 24 kb/d (in 100%). The wells of phase 1B gradually started production in 2009 and 2010 and those of phase 1C are expected to be connected and to start production in 2011.

In early 2010, the partners of the project decided to launch the construction of the second phase of development. Start-up of production from Surmont Phase 2 is scheduled in 2015 and overall production capacity from Surmont (phases 1 and 2) is expected to increase to 110 kb/d (in 100%).

•	The Joslyn lease, located approximately 140 km north of Surmont, is expected to be developed through mining in two phases of 100 kb/d of bitumen each.

The comprehensive review of the first phase (Joslyn North Mine), notably to meet the requirements of the February 2009 new regulation related to tailings management, was completed in February 2010 concurrent with the filing of an updated administrative file. Continuation of the preparation work for Joslyn North Mine was approved in early March 2010 and basic engineering studies were launched that are expected to end in mid-2011. Public hearings that are necessary for the project to be approved by the Canadian authorities were held in September and October 2010. The project was recommended as being in the public’s interest on January 27, 2011, subject to TOTAL satisfying twenty conditions mainly related to the protection of the environment. Preliminary site preparation work is expected to be carried out from the winter 2011-2012 and production is scheduled to start in 2017/2018. However, the final schedule is subject to the Energy Resources Conservation Board’s (ERCB) administrative approval process. As part of the partnership agreement signed at year-end 2010 with Suncor, the Group decreased its interest in Joslyn to 38.25% from 75%.

•	TOTAL closed in September 2010 the acquisition of UTS and its sole asset: a 20% interest in the Fort Hills lease. In December 2010, as part of their partnership, TOTAL acquired from Suncor an additional 19.2% interest in the Fort Hills lease and increased its interest to 39.2%. Start-up of the Fort Hills project, which was approved by the relevant authorities for a first development phase of 160 kb/d, is expected in 2016.

•	TOTAL also acquired in late December 2010 a 49% interest in Suncor’s Voyageur upgrader project. TOTAL and Suncor agreed to develop the Fort Hills and Voyageur projects in parallel. This Voyageur upgrader project that Suncor mothballed at year-end 2008 will resume in 2011 and will start up concurrently with the Fort Hills project. As a consequence, the Group has abandoned its upgrader project in Edmonton.

•	In 2008, the Group closed the acquisition of Synenco, the two principal assets of which are a 60% interest in the Northern Lights project and 100% of the adjacent McClelland lease. In early 2009, the Group sold to Sinopec, the other partner in the project, a 10% share in the Northern Lights project and a 50% share in the McClelland lease, reducing its interest in each of the assets to 50%. The Northern Lights project, located approximately 50 km north of Joslyn, is expected to be developed through mining techniques.

In the United States, the Group’s 2010 production amounted to 55 kboe/d, compared to 16 kboe/d in 2009 and 6 kboe/d in 2008. This increase is due in particular to the acquisition of an interest in the Barnett Shale Basin at year-end 2009.

•	In the Gulf of Mexico:

–	The deep-offshore Tahiti oil field (17%) started producing in May 2009 and rapidly reached plateau production of 135 kboe/d. Phase 2 was launched in September 2010 with the drilling of the first water injection well.

–	Development of the first phase of the deep-offshore Chinook project (33.33%) is ongoing. The production test is scheduled to start in the first half of 2011.

–	The TOTAL (40%) — Cobalt (60%, operator) alliance’s exploration drilling campaign was

(1)  Steam Assisted Gravity Drainage.

launched in 2009 and the drilling of the first wells produced disappointing results. This campaign was disrupted due to the U.S. government’s moratorium on offshore drilling operations from May to October 2010 and may resume by mid-2011. In April 2009, TOTAL and Cobalt had signed an agreement related to the merger of their deep offshore acreage. Cobalt is operating the exploration phase.

–	In April 2010, the Group disposed of its interests in the Matterhorn and Virgo operated fields.

•	Following the signature of an agreement in December 2009, a joint venture was set up with Chesapeake to produce shale gas in the Barnett Shale Basin, Texas. As part of this joint venture, TOTAL holds 25% of Chesapeake’s portfolio in the Barnett Shale area. In 2010, 400 wells were drilled to increase gas production from 700 Mcf/d at the beginning of the year to 800 Mcf/d at year-end. Engineers from TOTAL are assigned to the teams led by Chesapeake.

•	In January 2009, the Group closed the acquisition of a 50% interest in American Shale Oil LLC (AMSO) to develop oil shale technology. The pilot to develop this technology is underway in Colorado.

•	In Alaska, TOTAL acquired in 2008 a 30% interest in several onshore exploration blocks known as “White Hills”. Most of them were relinquished in mid-2009 following disappointing results.

In Mexico, TOTAL is conducting various studies in cooperation with state-owned PEMEX under a technical cooperation agreement signed in 2003 which is in the process of being renewed.

South America

In 2010, TOTAL’s production in South America was 179 kboe/d, representing 8% of the Group’s overall production, compared to 182 kboe/d in 2009 and 224 kboe/d in 2008.

In Argentina, where TOTAL has been present since 1978, the Group operates a quarter of the country’s gas production(1). The Group’s production was 83 kboe/d in 2010, compared to 80 kboe/d in 2009 and 81 kboe/d in 2008.

•	In the Neuquén Basin, the connection of satellite discoveries and an increase in compression capacity resulted in the extension of the San Roque (24.7%, operator) and Aguada Pichana (27.3%, operator) fields’ plateau production.

In 2009, TOTAL and the Argentinean authorities signed an agreement extending the Aguada Pichana and San Roque concessions for ten years (from 2017 to 2027). As part of this agreement, 3D seismic was shot in late 2009 in the Las Carceles canyons area to allow the development of Aguada Pichana to continue westward.

In early 2011, TOTAL acquired interests in four licenses located in the Neuquén basin in order to assess their shale gas potential. The Group acquired 42.5% interests in and the operatorship of the Aguada de Castro and Pampa las Yeguas II licenses, a 40% interest in the Cerro Las Minas license and a 45% interest in the Cerro Partido license.

•	In Tierra del Fuego, where the Group notably operates the offshore Carina and Aries fields (37.5%), gas production capacity increased from 424 Mcf/d to 565 Mcf/d in 2007 thanks to the installation of a fourth medium-pressure compressor to debottleneck the facilities. Work to increase the capacity of the pipeline that routes the gas to the region of Buenos Aires was completed in July 2010. This allowed the Group to increase production up to the maximum capacity of the processing plant during the southern winter.

In Bolivia, the Group’s share of production, primarily gas, amounted to 20 kboe/d in 2010, stable compared to 2009, compared to 22 kboe/d in 2008. TOTAL holds interests in six licenses: three producing licenses — San Alberto and San Antonio (15%) and Block XX Tarija Oeste (41%); and three licenses in the exploration or appraisal phase — Aquio and Ipati (60%, operator) and Rio Hondo (50%).

•	Production started up in February 2011 on the gas and condensates Itaú field located on Block XX Tarija Oeste; it is routed to the existing facilities of the neighboring San Alberto field. In 2010, TOTAL decreased its interest to 41% in Block XX Tarija Oeste after divesting 34% and is no longer the operator.

•	In 2004, TOTAL discovered the Incahuasi gas field on the Ipati Block. Following the interpretation of the 3D seismic shot in 2008, an appraisal well is ongoing on the adjacent Aquio Block to confirm the extension of the discovery to the north. In 2010, TOTAL signed an agreement to dispose of 20% in the Aquio and Ipati licenses. Under this agreement, which is subject to the approval by the Bolivian authorities, TOTAL’s interest in the licenses will be 60%.

(1)  Source: Argentinean Ministry of Federal Planning, Public Investment and Services — Energy Secretary.

In 2008, TOTAL entered into a cooperation agreement with Gazprom and Yacimientos Petrolíferos Fiscales Bolivianos to explore the Azero Block as part of a joint venture company. TOTAL and Gazprom will be partners with equal interests in this joint venture company.

In Brazil, TOTAL holds interests in three exploration blocks: Blocks BC-2 (41.2%) and BM-C-14 (50%) in the Campos Basin, and Block BM-S-54 (20%) in the Santos Basin.

•	On Block BC-2, following seismic reprocessing, a pre-salt prospect was found under the Xerelete (formerly Curió) discovery made in 2001 at a water depth of 2,400 m.

•	The southern extremity of Xelerete is located on Block BM-C-14, which is adjacent to Block BC-2. A unitization agreement was completed by the partners on both blocks. This agreement is subject to approval by the ANP (Agência National do Petroléo).

•	In June 2010, the Group acquired a 20% interest in the BM-S-54 license. Preliminary assessment of data from the exploration drilling, which was completed in November 2010, was positive and a second drilling is expected in 2011.

In Colombia, where TOTAL has been present since 1973, the Group’s production was 18 kboe/d in 2010, compared to 23 kboe/d in 2009 and 2008. Following the termination of the Santiago de Los Andes license, TOTAL relinquished the Cupiagua field, and its interest in the joint venture that owns the two remaining licenses (that cover the Cusiana field) decreased to 11.6% from 19%. TOTAL also has a 50% interest in the Niscota exploration license. TOTAL is also active in the country through its interest in CEPSA(1), which has operated the Caracara Block since 2008.

•	On Cusiana, construction of the facilities intended to increase gas production capacity from 180 Mcf/d to 250 Mcf/d was completed in December 2010. In addition, start up of a project to extract 6 kb/d of LPG is expected in 2011.

•	On Niscota, drilling of the Huron-1 well led to the discovery in 2009 of a gas and condensate field. A 3D seismic survey completed in 2010 aimed at determining the size of the discovery and the location of new appraisal wells. Drilling of an appraisal well is expected in 2011.

In French Guiana, TOTAL acquired a 25% interest in the Guyane Maritime license in December 2009. The acquisition is subject to approval by the French authorities. The license, located about 150 km off the coast, covers an area of approximately 32,000 km2 in water depths ranging from 2,000 to 3,000 meters. 3D seismic acquisition and interpretation work were carried out in 2009 and 2010. Drilling of an exploration well is expected in 2011.

In Trinidad & Tobago, where TOTAL has been present since 1996, the Group’s production was 3 kb/d in 2010, compared to 5 kb/d in 2009 and 6 kb/d in 2008. TOTAL holds a 30% interest in the offshore Angostura field located on Block 2C. A second phase, for the development of gas reserves, is underway, with production expected to begin in the second quarter of 2011.

In Venezuela, where TOTAL has been present since 1980, the Group’s production was 55 kboe/d in 2010, compared to 54 kboe/d in 2009 and 92 kboe/d in 2008. TOTAL holds interests in PetroCedeño (30.323%), Yucal Placer (69.5%) and in the offshore exploration Block 4, located in the Plataforma Deltana (49%).

•	Pursuant to the decision by the Venezuelan authorities to terminate all operating contracts signed in the 1990s, the Sincor association in which TOTAL held an interest was transformed into a mixed public/private company: PetroCedeño. Under this agreement that led to the transfer of operatorship to PetroCedeño, TOTAL’s interest in the project decreased from 47% to 30.323% and PDVSA’s interest increased to 60%. The transformation process was completed in February 2008.

PDVSA agreed to compensate TOTAL for the reduction of its interest in Sincor by assuming $326 million of debt and by paying, mostly in crude oil, $834 million. The compensation process was completed in 2009.

•	On Block 4, the exploration campaign, which involved three wells, was completed in 2007. In 2008, the authorities agreed to let the partners retain the Cocuina discovery zone (lots B and F) and relinquish the rest of the block.

•	In early 2008, TOTAL signed two agreements for joint studies with PDVSA on the Junin 10 Block, in the Orinoco Belt.

Asia-Pacific

In 2010, TOTAL’s production in the Asia-Pacific region was 248 kboe/d, representing 10% of the Group’s overall production, compared to 251 kboe/d in 2009 and 246 kboe/d in 2008.

In Australia, where TOTAL has held leasehold rights since 2005, the Group owns 24% of the Ichthys project, 27.5% of the GLNG project and ten offshore exploration licenses,

(1)  In February 2011, TOTAL signed an agreement to dispose of its 48.83% interest in CEPSA. The transaction is conditioned on obtaining all requisite approvals.

including four that it operates, off the northwest coast in the Browse, Vulcan and Bonaparte Basins. In 2010, the Group produced 1 kboe/d due to its interest in GLNG.

•	FEED studies for the development of the gas and condensates Ichthys field located in the Browse Basin are ongoing. The studies launched in 2009 include a floating platform designed for gas production, treatment and export, an FPSO to stabilize and export condensates, an 885 km gas pipeline and a liquefaction plant located in Darwin.

Production capacity is expected to be 8.4 Mt/y of LNG and 1.6 Mt/y of LPG as well as production capacity of 100 kb/d of condensates. The operator plans a start-up of the field at year-end 2016.

•	In late 2010, TOTAL acquired a 20% interest in the GLNG project, followed by an additional 7.5% interest for which the acquisition was closed in March 2011. This integrated gas production, transport and liquefaction project is based on the development of coal gas from the Fairview, Roma, Scotia and Arcadia fields. The final investment decision was made in January 2011 and start-up is expected in 2015. LNG production is expected to eventually reach 7.2 Mt/y.

•	Major seismic acquisition activity occurred in 2008 on the four exploration licenses operated by TOTAL, followed by the interpretation of data in 2009. A drilling campaign involving two wells started in early 2011 on the WA403 license (60%, operator).

•	In 2010, following unsuccessful results, TOTAL relinquished the exploration licenses located in the Carnarvon Basin.

In Brunei, where TOTAL has been present since 1986, the Group operates the offshore Maharaja Lela Jamalulalam gas and condensates field located on Block B (37.5%). The Group’s production was 14 kboe/d in 2010, compared to 12 kboe/d in 2009 and 14 kboe/d in 2008. The gas is delivered to the Brunei LNG liquefaction plant.

On Block B, a new drilling campaign started in July 2009 that includes a development well, which started production in April 2010, and two exploration wells drilled in 2010 in the southern portion of the field that discovered oil and gas. Development studies for these new reserves are underway.

On deep-offshore exploration Block CA1 (54%, operator), formerly Block J, exploration operations that had been suspended since May 2003 due to a border dispute between Brunei and Malaysia resumed in September 2010. Both countries reached a border agreement in 2009 that led to adapting the production sharing agreement signed in 2003, resulting in two new partners selected by the government of Malaysia farming into the exploration block. TOTAL’s share decreased to 54% from 60% and TOTAL remains the operator. A drilling campaign involving several wells is expected to start in the second half of 2011.

In China, the Group is present on the South Sulige Block, located in the Ordos Basin, in the Inner Mongolia province. Appraisal work was conducted on this block between 2006 and 2008, in particular seismic acquisition, the drilling of four new wells and tests on existing wells. The development plan proposed by TOTAL in January 2010, in partnership with China National Petroleum Corporation (CNPC), was then adjusted to take advantage of the synergies achieved with the development of CNPC-operated Great Sulige. It was adopted in November 2010 by both partners and the approval process with the authorities is ongoing.

Both partners agreed that TOTAL’s share in cofinancing the development would be 49% and CNPC’s share would be 51% (operator). The development will be operated by CNPC where a number of specialists from TOTAL will be assigned.

In Indonesia, TOTAL has been present since 1968 with production of 178 kboe/d in 2010, compared to 190 kboe/d in 2009 and 177 kboe/d in 2008.

TOTAL’s operations in Indonesia are primarily concentrated on the Mahakam permit (50%, operator), which covers several gas fields, including Peciko and Tunu. TOTAL also holds an interest in the Sisi-Nubi gas field (47.9%, operator). TOTAL delivers most of its natural gas production to the Bontang LNG plant operated by the Indonesian company PT Badak. The overall capacity of the eight liquefaction trains of the Bontang plant is 22 Mt/y.

In 2010, gas production operated by TOTAL amounted to 2,488 Mcf/d. The gas operated and delivered by TOTAL accounted for nearly 80% of Bontang LNG’s supply. In addition to gas production, operated condensates and oil production from the Handil and Bekapai fields amounted to 49 kb/d and 23 kb/d, respectively.

•	On the Mahakam permit:

–	Drilling of additional wells on the Tunu field continued in 2010 as part of the twelfth and thirteenth development phases. The 3D seismic campaign on the central/southeastern portion of the field was completed in 2010 and drilling of development wells to discover shallow gas reservoir started in 2010.

–	On Peciko, following the start-up of a new platform (phase 5) in late 2008, a new phase of drilling operations (phase 7) started in 2009 and continued in 2010. New low-pressure compression capacities (phase 6) were commissioned in May 2010.

–	On Bekapai, debottlenecking operations to increase gas production were completed in July 2010.

–	Development of the South Mahakam permit continued with the award of the Engineering, Procurement and Construction contract (EPC) in August 2010 to develop the Stupa, West Stupa and East Mandu discoveries. Start-up of production is expected in early 2013.

•	On the Sisi-Nubi field, which began production in 2007, drilling operations continue. The gas from Sisi-Nubi is produced through Tunu’s processing facilities.

•	In 2008, a seismic campaign was conducted on the Southeast Mahakam exploration block (50%, operator), located in the Mahakam Delta. Drilling of the first exploration well (Trekulu 1) was completed in late 2010.

•	In May 2010, the Group acquired a 24.5% interest in two exploration blocks — Arafura and Amborip VI — located in the Arafura sea. Drilling of a first well started in mid-November 2010 on the Amborip VI license, which was followed by a second drilling that started in early 2011 on the Arafura license.

•	In October 2010, the Group closed the acquisition of a 15% interest in the Sebuku license where the Ruby gas discovery is located, the development of which was launched in mid-February 2011 with targeted production of 100 Mcf/d of natural gas and expected start-up in 2013.

In October 2010, the Group signed an agreement with the consortium Nusantara Regas (Pertamina-PGN) for the delivery of 11.75 Mt of LNG over the period 2012-2022 to a re-gasification terminal located near Jakarta.

The Heads of Agreement that TOTAL, Inpex and state-owned Pertamina signed in 2009 with a consortium of LNG buyers in Japan (Western Buyers) came into effect in March 2010. As part of this agreement, the Bontang LNG plant is expected to deliver 25 Mt of LNG to Japan for the period 2011-2020. The gas supplied will come from the Mahakam permit.

In Malaysia, TOTAL signed a production sharing contract in 2008 with state-owned Petronas for the offshore exploration Blocks PM303, which TOTAL relinquished in early 2011, and PM324 (70%, operator).

A drilling campaign in high pressure/high temperature conditions is expected to be launched in the second half of 2011 on Block PM324.

TOTAL also signed in November 2010 a new production and sharing agreement with Petronas for the deep offshore exploration Block SK 317 B (85%, operator) located off the state of Sarawak.

In Myanmar, TOTAL operates the Yadana field (31.2%). Located on offshore Blocks M5 and M6, this field produces gas that is delivered mainly to PTT (the Thai state-owned company) to be used in Thai power plants. The Yadana field also supplies the domestic market via a land pipeline and, since June 2010, via a sub-sea pipeline built and operated by Myanmar’s state-owned company MOGE.

The Group’s production was 14 kboe/d in 2010, compared to 13 kboe/d in 2009 and 14 kboe/d in 2008.

In Thailand, the Group’s production was 41 kboe/d in 2010, compared to 36 kboe/d in 2009 and 41 kboe/d in 2008. The rise in production in 2010 is the result of sustained gas demand, driven by economic growth in the country. The Group’s main asset is the offshore Bongkot gas and condensates field (33.3%). PTT purchases all of the natural gas and condensates production.

•	On the northern portion of the Bongkot field, the 3F (three wellhead platforms) and 3G (two platforms) development phases came onstream in 2008 and 2009, respectively. New investments allow gas demand to be met and plateau production to be maintained:

–	the three platforms from the 3H development phase were installed in 2010 and production started up in early 2011;

–	phase 3J (two platforms) was launched in late 2010; and

–	additional low-pressure compressors have been installed to increase gas production.

•	The southern portion of the field (Great Bongkot South) is also being developed in several phases. This development is designed to include a processing platform, a residential platform and thirteen production platforms. Construction of the facilities, which began in 2009, accelerated in 2010 and production is expected to start up in early 2012.

In 2009, three successful exploration wells were drilled on Bongkot that are expected to be developed subsequently to maintain plateau production. In 2010, an exploration well was drilled on Bongkot North and a second well was drilled on Block G12-48 (33.3%), which neighbors the

Bongkot field. The positive results from both wells are under interpretation.

In Vietnam, TOTAL holds a 35% interest in the production sharing contract for the offshore 15-1/05 exploration block following an agreement signed in 2007 with PetroVietnam. A 1,600 km2 3D seismic survey was shot in the summer of 2008 on this block. Two oil discoveries were made on the southern portion of the block, one in November 2009 and the other in October 2010. A new drilling campaign that involves five wells started in November 2010.

In 2009, TOTAL and PetroVietnam signed a production sharing agreement for Blocks DBSCL-02 and DBSCL-03. The onshore blocks, located in the Mekong Delta region, are held by TOTAL (75%, operator) and PetroVietnam (25%). A first 2D seismic survey was shot between November 2009 and April 2010.

Commonwealth of Independent States (CIS)

In 2010, TOTAL’s production in the CIS was 23 kboe/d, representing 1% of the Group’s overall production, compared to 24 kboe/d in 2009 and 26 kboe/d in 2008.

In Azerbaijan, TOTAL has been present since 1996 with production of 13 kboe/d in 2010, compared to 12 kboe/d in 2009 and 18 kboe/d in 2008. The Group’s production is focused on the Shah Deniz field (10%). TOTAL holds a 10% interest in South Caucasus Pipeline Company, owner of the SCP (South Caucasus Pipeline) gas pipeline that transports the gas produced in Shah Deniz to the Turkish and Georgian markets. TOTAL also holds a 5% interest in BTC Co., owner of the BTC (Baku-Tbilisi-Ceyhan) oil pipeline, which connects Baku and the Mediterranean Sea.

•	Gas deliveries to Turkey and Georgia from the Shah Deniz field continued throughout 2010, at a lower pace for Turkey due to weaker demand. In 2010, SOCAR, the Azerbaijan state-owned company, took gas quantities superior to those provided for by the agreement.

An agreement was made with Botas, a Turkish state-owned company, to revise the price of gas sold to Turkey as part of Shah Deniz Phase 1, applicable with retroactive effect from April 15, 2008.

Development studies and business negotiations for the sale of additional gas needed to launch a second development phase in Shah Deniz continued in 2010. SOCAR and Botas signed in June 2010 a Memorandum of Understanding for the sale of additional gas volumes and the transfer conditions for volumes intended for the European market. This agreement is expected to allow FEED studies to start in 2011 for the second phase.

•	On the BTC oil pipeline, notably used to transport the condensates produced at Shah Deniz, equipment was installed in 2009 to inject additives to reduce drag. This resulted in the oil pipeline capacity increasing from 1 Mb/d to 1.2 Mb/d.

In 2009, TOTAL and SOCAR signed an exploration, development and production sharing agreement for a license located on the Absheron block in the Caspian Sea. TOTAL (40%) is the operator during the exploration phase and a joint operating company will manage operations during the development phase. Drilling of an exploratory well started in early 2011.

In Kazakhstan, TOTAL has held since 1992 an interest in the North Caspian license that covers notably the Kashagan field where the substantial reserves may eventually allow production to reach more than 1 Mb/d (in 100%).

The Kashagan project is expected to be developed in several phases. The development plan for the first phase (300 kb/d) was approved in February 2004 by the Kazakh authorities, allowing work to begin on the field. Drilling of development wells, which began in 2004, continued in 2010. The consortium continues to target first commercial production by year-end 2012.

In October 2008, the members of the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh authorities signed agreements to end the disagreement that began in August 2007. Their implementation led to a reduction of TOTAL’s share in NCSPSA from 18.52% to 16.81%. The operating structure was reconfigured and the North Caspian Operating Company (NCOC), a joint operating company, was entrusted with the operatorship in January 2009. NCOC supervises and coordinates NCSPSA’s operations.

In Russia, where TOTAL has been present since 1989, the Group’s production was 10 kboe/d in 2010, compared to 12 kboe/d in 2009 and 8 kboe/d in 2008. Production comes mainly from the Kharyaga field (40%, operator).

•	In 2007, TOTAL and Gazprom signed an agreement for the first phase of development on the giant Shtokman gas and condensates field, located in the Barents Sea. Under this agreement, Shtokman Development AG (TOTAL, 25%) was created in 2008 to design, build, finance and operate this first development phase whose overall production capacity is expected to be 23.7 Bm3/y (0.4 Mboe/d). Engineering studies are underway for the portion of the project that will allow the transport of gas by pipeline through the Gazprom network (offshore development, gas pipeline and onshore gas and condensates processing facilities — Teriberka site), with a final investment decision expected in 2011, and for the LNG part of the project that will allow the export of 7.5 Mt/y of LNG from a new harbor located in Teriberka, representing approximately half of the gas produced by the first development phase.

•	In December 2009, TOTAL closed the acquisition from Novatek of a 49% interest in Terneftegas, which holds a development and production license on the onshore Termokarstovoye field. An appraisal well was drilled in 2010, the results of which are expected to lead to a final investment decision by year-end 2011.

•	On the Kharyaga field, work related to the development plan of phase 3 is ongoing. This development plan is intended to maintain plateau production at the 30 kboe/d (in 100%) level reached in late 2009. In December 2009, TOTAL signed an agreement, effective January 1, 2010, to sell 10% of the field to state-owned Zarubezhneft, and decreased its interest to 40%.

•	In October 2009, TOTAL signed an agreement setting forth the principles of a partnership with KazMunaiGas (KMG) for the development of the Khvalynskoye gas and condensates field, located offshore in the Caspian Sea on the border between Kazakhstan and Russia, under Russian jurisdiction. Gas production is expected to be transported to Russia. Pursuant to this agreement, TOTAL is planning to acquire a 17% interest in KMG’s share.

•	On March 2, 2011, TOTAL and Novatek signed two agreements in principle providing for:

–	TOTAL becoming the main international partner on the Yamal LNG project with a 20% interest, and Novatek holding a 51% interest in the project. As part of the agreement, the transaction is expected to be closed by July 2011.

–	TOTAL taking a 12.08% interest in Novatek with both parties intending that TOTAL increases its interest to 15% within 12 months and to 19.40% within 36 months.

Europe

In 2010, TOTAL’s production in Europe was 580 kboe/d, representing 24% of the Group’s overall production, compared to 613 kboe/d in 2009 and 616 kboe/d in 2008.

In Denmark, TOTAL was awarded in June 2010 an 80% interest in and the operatorship for licenses 1/10 (Nordjylland) and 2/10 (Frederoskilde), following the approval by the Danish Energy Agency. These onshore licenses cover areas of 3,000 km2 and 2,300 km2, respectively, and are expected to be appraised for shale gas.

In France, the Group’s production was 21 kboe/d in 2010, compared to 24 kboe/d in 2009 and 25 kboe/d in 2008. TOTAL’s major assets are the Lacq (100%) and Meillon (100%) gas fields, located in the southwest part of the country.

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

In 2010, TOTAL was awarded the Montélimar (100%) license to assess the shale gas potential of the area once authorizations to operate are given.

In Italy, the Tempa Rossa field (50%, operator), discovered in 1989 and located on the unitized Gorgoglione concession (Basilicate region), is one of TOTAL’s principal assets in the country.

Site preparation work started in early August 2008, but the proceedings initiated by the Prosecutor of the Potenza Court against Total Italia led to a freeze in the preparation work. New calls for tenders have been launched related to certain contracts that had been cancelled. Drilling of the Gorgoglione 2 appraisal well that started in May 2010 is ongoing. The partners on Tempa Rossa are expected to make the final investment decision in 2011 for this project that has an expected capacity of 55 kboe/d. The extension plan for the Tarente refinery export system, needed for the development of the Tempa Rossa field, was submitted to the Italian authorities in May 2010 for an approval expected in 2011. Start-up of production is currently expected in 2015.

In Norway, where the Group has been present since the mid-1960s, TOTAL holds interests in seventy-eight production licenses on the Norwegian continental shelf, fifteen of which it operates. Norway is the largest single-country contributor to the Group’s production, with volumes of 310 kboe/d in 2010, compared to 327 kboe/d in 2009 and 334 kboe/d in 2008.

•	In the Norwegian North Sea, production was 226 kboe/d in 2010. The most substantial contribution to production, for the most part non-operated, comes from the Greater Ekofisk Area (Ekofisk, Eldfisk, Embla, etc.), located in the south.

The Greater Hild Area (Hild East, Central, West, etc.) is located in the north.

–	Several projects are ongoing or are under study in the Greater Ekofisk Area, where the Group has a 39.9% participation in the Ekofisk and Eldfisk fields. The Ekofisk South and Eldfisk 2 projects are expected to be launched in 2011 after receiving the approval from the Norwegian authorities.

–	In 2010, the Group sold its interests in the Valhall/Hod fields.

–	On the Greater Hild Area, the Group holds a 49% interest (operator). The development scheme was selected at year-end 2010. The project is expected to be approved in 2011 and production is scheduled to start up in 2016.

–	On Frigg, decommissioning is completed.

•	In the Norwegian Sea, the Haltenbanken area includes the Tyrihans (23.2%), Mikkel (7.7%) and Kristin (6%) fields as well as the Åsgard (7.7%) field and its satellites Yttergryta (24.5%) and Morvin (6%). Morvin started up in August 2010 as planned, with two producing wells. In 2010, the Group’s production in the Haltenbanken area was 61 kboe/d.

•	In the Barents Sea, LNG production on Snøhvit (18.4%) started in 2007. This project includes development of the natural gas fields, Snøhvit, Albatross and Askeladd, as well as the construction of the associated liquefaction facilities. Due to design problems, the plant experienced reduced capacity during the start-up phase. A number of maintenance turnarounds were scheduled to fix the issue and the plant is now operating at its design capacity (4.2 Mt/y).

Between 2008 and 2010, exploration and appraisal work was carried out on various licenses. In the Norwegian North Sea, the oil discovery on Dagny (PL 048, 21.8%) and the Pan/Pandora (PL 120, 11%) discovery, made in 2008, substantially increased the potential of the Sleipner and Visund areas, respectively. Pan/Pandora is to be developed as a fast track satellite. The development project is expected to be launched in 2011 after receipt of approval from the Norwegian authorities. The Dagny project is scheduled for approval in 2012.

A number of discoveries were made in 2009, in particular on Beta Vest (PL 046, 10%) near Sleipner, Katla (PL 104, 10%), located south of Oseberg, and Vigdis North East (PL 089, 5.6%), located south of Snorre. Katla and Vigdis North East are expected to be developed as fast track satellites, with the approval of the projects by the partners on both licenses planned for the first half of 2011. In the Central North Sea, TOTAL (40% operator) made a gas and condensate discovery in 2010 on the David structure (PL 102C -Heimdal area). The structure could be developed through a tie-back to Heimdal via Skirne-Byggve. In the Barents Sea, TOTAL was awarded in 2009 a new exploration license — PL 535 (40%) — during the twentieth licensing round. On this license, a 3D seismic acquisition was completed in 2009 and drilling is expected to begin in 2011. In 2011, TOTAL was awarded four new exploration licenses, including one for which TOTAL is operator, during the 2010 APA (Awards in Predefined Areas).

In the Netherlands, TOTAL has been active in natural gas exploration and production since 1964 and currently holds twenty-four offshore production permits, including twenty that it operates, and an offshore exploration permit, E17c (16.92%) awarded in 2008. In 2010, the Group’s share of production amounted to 42 kboe/d, compared to 45 kboe/d in 2009 and 44 kboe/d in 2008. In 2008, TOTAL acquired Goal Petroleum (Netherlands) B.V.

•	On the K5F field (40.39%, operator), production began in 2008. This project is comprised of two sub-sea wells connected to the existing production and transport facilities. K5F is the first project in the world to use only electrically driven sub-sea well heads and systems.

•	Development of the K5CU project (49%, operator) was launched in 2009 and production started up in early 2011. This development includes four wells supported by a platform that has been installed in September 2010 and is connected to the K5A platform by a 15 km gas pipeline.

In late 2010, TOTAL disposed of 18.19% of its shares in the NOGAT gas pipeline and decreased its interest to 5%.

In the United Kingdom, TOTAL has been present since 1962 with production in 2010 of 207 kboe/d, compared to 217 kboe/d in 2009 and 213 kboe/d in 2008. 86% of this production comes from operated fields located in two major zones: the Alwyn zone in the northern North Sea, and the Elgin/Franklin zone in the Central Graben.

•	On the Alwyn zone, start-up of satellite fields or new reservoir compartments allowed production to be maintained. The processing and compressing capacities of the Alwyn platform increased from 530 Mcf/d to 575 Mcf/d during the summer of 2008 planned shutdown for maintenance.

The N52 well drilled on Alwyn (100%) in a new compartment of the Statfjord reservoir came onstream in February 2010 with initial flow of 15 kboe/d (gas and condensates).

The Jura field (100%), discovered in late 2006, started production in May 2008 through two sub-sea wells connected to the oil pipeline linking Forvie North and Alwyn. The production capacity of this field is 50 kboe/d (gas and condensates).

Development studies were completed on Islay (100%), a second gas and condensates discovery made in 2008 and located in a faulted panel immediately east of Jura, and the development was approved in July 2010. Start-up of production is expected in the second half of 2011 with a production capacity of 15 kboe/d.

In late 2008, TOTAL increased its interest in the Otter field from 54.3% to 81%. An agreement to dispose of this interest was reached in 2010 and is expected to be completed under two phases between 2011 and 2012.

The development of the Elgin (35.8%) and Franklin fields (35.8%), in production since 2001, contributed substantially to the Group’s operations in the United Kingdom. On the Elgin field, the infill well drilled between November 2008 and September 2009 came onstream in October 2009 with production of 18 kboe/d. Drilling of a second infill well was completed in 2010 with production of 12 kboe/d starting up in May. Drilling of such a well in a high pressure/high temperature highly depleted field is a significant technical milestone.

Additional development of West Franklin through a second phase (drilling of three additional wells and installation of a new platform connected to Elgin) was approved in November 2010. This phase is expected to result in the development of approximately 85 Mboe in 100%. Start-up of production is expected at year-end 2013.

As part of an agreement signed in 2005, TOTAL acquired a 25% interest in two blocks located near Elgin and Franklin by drilling an appraisal well on the Kessog structure. This interest was increased to 50% in 2009.

•	In the West of Shetland area, TOTAL increased its interest to 80% in the Laggan and Tormore fields in early 2010.

The final investment decision for the Laggan/Tormore project was made in March 2010 and commercial production is scheduled to start in 2014 with an expected capacity of 90 kboe/d. The joint development scheme selected by TOTAL and its partner includes sub-sea production facilities and off-gas treatment (gas and condensates) at a plant located near the Sullom Voe terminal in the Shetland Islands. The gas would then be exported to the Saint-Fergus terminal via a new pipeline connected to the Frigg pipeline (FUKA).

In 2010, the Group’s interest in the P967 license (operator), which includes the Tobermory gas discovery, increased to 50% from 43.75%. This license is located north of Laggan/Tormore.

In early 2011, a gas and condensate discovery was made on the Edradour license (75%, operator).

TOTAL holds interests in ten assets operated by third parties, the most important in terms of reserves being the Bruce (43.25%) and Alba (12.65%) fields. The Group disposed of its interest in the Nelson field (11.5%) in 2010.

Middle East

In 2010, TOTAL’s production in the Middle East was 527 kboe/d, representing 22% of the Group’s overall production, compared to 438 kboe/d in 2009 and 432 kboe/d in 2008.

In the United Arab Emirates, where TOTAL has been present since 1939, the Group’s production in 2010 was 222 kboe/d, compared to 214 kboe/d in 2009 and 243 kboe/d in 2008. The changes that have been recorded since 2008 are mainly due to the implementation of OPEC quotas.

In Abu Dhabi, TOTAL holds a 75% interest in the Abu Al Bu Khoosh field (operator), a 9.5% interest in the Abu Dhabi Company for Onshore Oil Operations (ADCO), which operates the five major onshore fields in Abu Dhabi, and a 13.3% interest in Abu Dhabi Marine (ADMA), which operates two offshore fields. TOTAL also has a 15% stake in Abu Dhabi Gas Industries (GASCO), which produces LPG and condensates from the associated gas produced by ADCO, and a 5% stake in Abu Dhabi Gas Liquefaction Company (ADGAS), which produces LNG, LPG and condensates.

In early 2009, TOTAL signed agreements for a 20-year extension of its participation in the GASCO joint venture starting on October 1, 2008.

In early 2011, TOTAL and IPIC, a government-owned entity in Abu Dhabi, signed a Memorandum of Understanding with a view to developing projects of common interest in the upstream oil and gas sectors.

The Group holds a 25% interest in Dolphin Energy Ltd. alongside Mubadala, a company owned by the government of the Abu Dhabi Emirate, to market gas produced in Qatar in particular to the United Arab Emirates.

The Group also holds a 33.3% interest in Ruwais Fertilizer Industries (FERTIL), which produces urea. FERTIL 2, a new project, was launched in 2009 to build a new granulated urea unit with a capacity of 3,500 t/d (1.2 Mt/y). This project is expected to allow FERTIL to more than double production so as to reach nearly 2 Mt/y in January 2013.

In Iraq, TOTAL bid in 2009 and 2010 on the three calls for tenders launched by the Iraqi Ministry of Oil. The PetroChina-led consortium that includes TOTAL (18.75%) was awarded the development and production contract for the Halfaya field during the second call for tenders held in December 2009. This field is located in the province of Missan, north of Basra. The agreement became effective in March 2010 and the preliminary development plan was approved by the Iraqi authorities in late September 2010. Development operations have started. It plans for first production of nearly 70 kb/d of oil in 2012.

In Iran, the Group’s production, under buyback agreements, amounted to 2 kboe/d in 2010, compared to 8 kboe/d in 2009 and 9 kboe/d in 2008. For additional information on TOTAL’s operations in Iran, see “— Other Matters — Business Activities In Cuba, Iran, Sudan and Syria”.

In Oman, the Group’s production in 2010 was 34 kboe/d, stable compared to 2009 and 2008. The Group produces oil on Block 6 mainly and on Block 53 as well as liquefied natural gas through its interests in the Oman LNG (5.54%)/Qalhat LNG (2.04%)(1) liquefaction plant, which has a capacity of 10.5 Mt/y.

In Qatar, TOTAL has been present since 1936 and holds interests in the Al Khalij field (100%), the NFB Block (20%) in the North field, the Qatargas 1 liquefaction plant (10%), Dolphin (24.5%) and train 5 of Qatargas 2 (16.7%). The Group’s production was 164 kboe/d in 2010, compared to 141 kboe/d in 2009 and 121 kboe/d in 2008. Production substantially increased with the start-up of Qatargas 2.

•	Production from Dolphin started during the summer of 2007 and reached its full capacity in the first quarter of 2008. The contract, signed in 2001 with state-owned Qatar Petroleum, provides for the sale of 2 Bcf/d of gas from the North field for a 25-year period. The gas is processed in the Dolphin plant in Ras Laffan and exported to the United Arab Emirates through a 360 km gas pipeline.

•	Production from train 5 of Qatargas 2, which started in September 2009, reached its full capacity (7.8 Mt/y) at year-end 2009. TOTAL has owned an interest in this train since 2006. In addition, TOTAL began to off-take part of the LNG produced in compliance with the contracts signed in 2006, which provide for the purchase of 5.2 Mt/y of LNG from Qatargas 2 by the Group.

The Group also holds a 10% interest in Laffan Refinery, a 146 kb/d condensate splitter that started up in September 2009.

In Syria, TOTAL is present on the Deir Ez Zor license (100%, operated by DEZPC, 50% of which is owned by TOTAL) and through the Tabiyeh contract that became effective in October 2009. The Group’s production for both assets was 39 kboe/d in 2010, compared to 20 kboe/d in 2009 and 15 kboe/d in 2008.

Three agreements were ratified:

•	in 2008, the 10-year extension, to 2021, of the production sharing agreement of the Deir Ez Zor license;

•	in 2009, the Tabiyeh agreement, which primarily provides for an increase in the production from the gas and condensates Tabiyeh field; and

•	in 2009, the Cooperation Framework Agreement, which provides for the development of oil projects in partnership with the Syrian company General Petroleum Corporation.

For additional information on TOTAL’s operations in Syria, “— Other Matters — Business Activities In Cuba, Iran, Sudan and Syria”.

In Yemen, TOTAL has been present since 1987 with production of 66 kboe/d in 2010, compared to 21 kboe/d in 2009 and 10 kboe/d in 2008.

TOTAL has an interest in the Yemen LNG project (39.62%). As part of this project, the liquefaction plant built in Balhaf on the southern coast of Yemen is supplied with the gas produced on Block 18, located near Marib in the center of the country, through a 320 km gas pipeline. The two liquefaction trains were commissioned in October 2009 and April 2010. Overall production capacity from both trains is 6.7 Mt/y of LNG.

TOTAL also has interests in the country’s two oil basins, as the operator on Block 10 (Masila Basin, East Shabwa license, 28.57%) and as a partner on Block 5 (Marib Basin, Jannah license, 15%).

In 2010, TOTAL consolidated positions in onshore exploration through the acquisition of a 36% interest in Block 72 and by increasing its interest to 50.1% from 30.9% in Block 70. TOTAL also acquired 40% interests in Blocks 69 and 71 in 2007. Appraisal of gas discoveries on Block 71 is underway. The first well drilled on Block 70 discovered positive oil shows. The potential of this discovery has yet to be assessed.

(1)  Indirect interest through the 36.8% share in Qalhat LNG owned by Oman LNG.

OIL AND GAS ACREAGE

As of December 31,			2010		2009		2008
(in thousand of acres at			Undeveloped	Developed	Undeveloped	Developed	Undeveloped	Developed
year-end)			acreage(a)	acreage	acreage(a)	acreage	acreage(a)	acreage
Europe	Gross		6,802	776	5,964	667	5,880	647

	Net		3,934	184	2,203	182	2,191	181

Africa	Gross		72,639	1,229	85,317	1,137	85,883	1,112

	Net		33,434	349	45,819	308	41,608	292

Americas	Gross		16,816	1,022	9,834	776	8,749	484

	Net		5,755	319	4,149	259	4,133	186

Middle East	Gross		29,911	1,396	33,223	204	33,223	199

	Net		2,324	209	2,415	97	2,415	69

Asia	Gross		36,519	539	29,609	397	25,778	387

	Net		17,743	184	16,846	169	12,529	131

Total	Gross		162,687	4,962	163,947	3,181	159,513	2,829

	Net(b	)	63,190	1,245	71,432	1,015	62,876	859

(a)	Undeveloped acreage includes leases and concessions,
(b)	Net acreage equals the sum of the Group’s fractional interest in gross acreage.

NUMBER OF PRODUCTIVE WELLS

As of December 31,		2010		2009		2008
		Gross	Net	Gross	Net	Gross	Net
		productive	productive	productive	productive	productive	productive
(number of wells at year-end)		wells	wells(a)	wells	wells(a)	wells	wells(a)
Europe	Liquids	569	151	705	166	700	166

	Gas	368	132	328	125	328	127

Africa	Liquids	2,250	628	2,371	669	2,465	692

	Gas	182	50	190	50	112	34

Americas	Liquids	884	261	821	241	621	176

	Gas	2,532	515	1,905	424	254	79

Middle East	Liquids	7,519	701	3,766	307	3,762	264

	Gas	360	49	136	32	83	15

Asia	Liquids	196	75	157	75	184	68

	Gas	1,258	411	1,156	379	1,049	271

Total	Liquids	11,418	1,816	7,820	1,458	7,732	1,366

	Gas	4,700	1,157	3,715	1,010	1,826	526

(a)	Net wells equal the sum of the Group’s fractional interest in gross wells.

NUMBER OF NET OIL AND GAS WELLS DRILLED ANNUALLY

As of December 31,		2010			2009			2008
		Net			Net			Net
		productive	Net dry	Total	productive	Net dry	Total	productive	Net dry	Total
		wells	wells	net wells	wells	wells	net wells	wells	wells	net wells
		drilled(a)	drilled(a)	drilled(a)	drilled(a)	drilled(a)	drilled(a)	drilled(a)	drilled(a)	drilled(a)
Exploratory(b)	Europe	1.7	0.2	1.9	0.4	3.7	4.1	1.3	2.0	3.3

	Africa	1.6	4.3	5.9	5.9	3.2	9.1	4.7	3.2	7.9

	Americas	1.0	1.6	2.6	0.8	1.6	2.4	—	2.6	2.6

	Middle East	0.9	0.3	1.2	0.3	—	0.3	0.4	—	0.4

	Asia	3.2	1.2	4.4	1.7	1.2	2.9	4.1	2.2	6.3

	Subtotal	8.4	7.6	16.0	9.1	9.7	18.8	10.5	10.0	20.5

Development	Europe	5.0	—	5.0	5.0	—	5.0	6.2	—	6.2

	Africa	18.1	—	18.1	27.5	0.2	27.7	38.3	6.4	44.7

	Americas	135.3	112.5	247.8	31.2	104.3	135.5	41.5	270.9	312.4

	Middle East	29.6	1.4	31.0	42.6	3.4	49.0	61.2	7.6	68.8

	Asia	59.3	—	59.3	63.5	0.3	63.8	58.7	—	58.7

	Subtotal	247.3	113.9	361.2	172.8	108.2	281.0	205.9	284.9	490.8

Total		255.7	121.5	377.2	181.9	117.9	299.8	216.4	294.9	511.3

(a)	Net wells equal the sum of the Group’s fractional interest in gross wells.
(b)	Previously published data for 2009 have been restated.

DRILLING AND PRODUCTION ACTIVITIES IN PROGRESS

As of December 31,		2010		2009		2008
(number of wells at year-end)		Gross	Net(a)	Gross	Net(a)	Gross	Net(a)
Exploratory	Europe	3	2.1	1	0.5	2	1.1

	Africa	4	1.4	4	1.3	7	2.5

	Americas	2	0.9	2	0.6	1	0.5

	Middle East	2	1.2	1	0.4	1	0.3

	Asia	2	1.1	—	—	1	0.1

	Subtotal	13	6.7	8	2.8	12	4.5

Development	Europe	21	3.8	5	2.2	7	3.7

	Africa	29	6.4	31	8.5	19	4.3

	Americas	99	29.2	60	17.8	9	3.2

	Middle East	20	5.1	40	4.8	5	2.2

	Asia	23	9.8	12	5.5	23	7.8

	Subtotal	192	54.3	148	38.8	63	21.2

Total		205	61.0	156	41.6	75	25.7

(a)	Net wells equal the sum of the Group’s fractional interest in gross wells.

INTERESTS IN PIPELINES

The table below sets forth TOTAL’s interests in oil and gas pipelines as of December 31, 2010.

			%
Pipeline(s)	Origin	Destination	interest		Operator	Liquids	Gas
EUROPE

France

TIGF	Network South West		100.00		x		x

Norway

Frostpipe (inhibited)	Lille-Frigg, Froy	Oseberg	36.25			x

Gassled(a)			7.76				x

Heimdal to Brae Condensate Line	Heimdal	Brae	16.76			x

Kvitebjorn pipeline	Kvitebjorn	Mongstad	5.00			x

Norpipe Oil	Ekofisk Treatment center	Teeside (UK)	34.93			x

Oseberg Transport System	Oseberg, Brage and Veslefrikk	Sture	8.65			x

Sleipner East Condensate Pipe	Sleipner East	Karsto	10.00			x

Troll Oil Pipeline I and II	Troll B and C	Vestprosess (Mongstad refinery)	3.71			x

The Netherlands

Nogat pipeline	F3-FB	Den Helder	5.00				x

WGT K13-Den Helder	K13A	Den Helder	4.66				x

WGT K13-Extension	Markham	K13 (via K4/K5)	23.00				x

United Kingdom

Alwyn Liquid Export Line	Alwyn North	Cormorant	100.00		x	x

Bruce Liquid Export Line	Bruce	Forties (Unity)	43.25			x

Central Area Transmission System (CATS)	Cats Riser Platform	Teeside	0.57				x

Central Graben Liquid Export Line (LEP)	Elgin-Franklin	ETAP	15.89			x

Frigg System : UK line	Alwyn North, Bruce and others	St.Fergus (Scotland)	100.00		x		x

Ninian Pipeline System	Ninian	Sullom Voe	16.00			x

Shearwater Elgin Area Line (SEAL)	Elgin-Franklin, Shearwater	Bacton	25.73				x

SEAL to Interconnector Link (SILK)	Bacton	Interconnector	54.66		x		x

AFRICA

Algeria

Medgaz	Algeria	Spain	9.77	(b)			x

Gabon

Mandji Pipes	Mandji fields	Cap Lopez Terminal	100.00	(c)	x	x

Rabi Pipes	Rabi fields	Cap Lopez Terminal	100.00	(c)	x	x

AMERICAS

Argentina

Gas Andes	Neuquen Basin (Argentina)	Santiago (Chile)	56.50		x		x

TGN	Network (Northern Argentina)		15.40		x		x

TGM	TGN	Uruguyana (Brazil)	32.68		x		x

Bolivia

Transierra	Yacuiba (Bolivia)	Rio Grande (Bolivia)	11.00				x

Brazil

TBG	Bolivia-Brazil border	Porto Alegre via São Paulo	9.67				x

Colombia

Ocensa	Cusiana	Covenas Terminal	15.20			x

Oleoducto de Alta Magdalena	Tenay	Vasconia	0.93			x

Oleoducto de Colombia	Vasconia	Covenas	9.55			x

ASIA

Yadana	Yadana (Myanmar)	Ban-I Tong (Thai border)	31.24		x		x

REST OF WORLD

BTC	Baku (Azerbaijan)	Ceyhan (Turkey, Mediterranean)	5.00			x

SCP	Baku (Azerbaijan)	Georgia/Turkey Border	10.00				x

Dolphin (International transport and network)	Ras Laffan (Qatar)	U.A.E.	24.50				x

(a)	Gassled: unitization of Norwegian gas pipelines through a new joint venture in which TOTAL has an interest of 7.761%. In addition to its direct interest in Gassled, TOTAL holds a 14.4% interest in a joint venture with Norsea Gas AS, which holds 2.839% in Gassled.
(b)	Through the Group’s interest in CEPSA (48.83%).
(c)	Interest of Total Gabon. The Group has a financial interest of 58.3% in Total Gabon.

Gas & Power

The Gas & Power division is primarily focused on the optimization of the Group’s gas resources. The division is active in transport, trading, marketing of natural gas and liquefied natural gas (LNG), LNG re-gasification and natural gas storage, liquefied petroleum gas (LPG) shipping and trading, power generation from gas-fired power plants or renewable energies, and coal production, trading and marketing.

The Gas & Power division is also developing new energies that emit less greenhouse gases to complement hydrocarbons so as to meet the increasing global demand for energy. For this purpose, the Group has three main focuses:

•	the upstream/downstream integration of the solar photovoltaic channel;

•	thermochemical and biochemical conversion of feedstock into fuels or chemicals; and

•	nuclear power generation with the long-term objective of becoming a power plant operator.

In these fields, TOTAL pursues and strengthens R&D in solar energy, gas, coal and biomass conversion processes, energy storage, carbon capture and storage and gas technologies.

Liquefied natural gas

A pioneer in the LNG industry, TOTAL today ranks second worldwide among international oil companies(1) and has sound and diversified positions both in the upstream and downstream portions of the LNG chain. LNG development is key to the Group’s strategy, with TOTAL strengthening positions in most major production zones and markets.

From its interests in liquefaction plants located in Indonesia, Qatar, the United Arab Emirates, Oman, Nigeria, Norway and, since 2009, Yemen, TOTAL markets LNG mainly in Asia and Continental Europe, as well as in the United Kingdom and North America. In 2010, TOTAL sold 12.3 Mt of LNG, an increase of approximately 40% compared to 2009, due in particular to the start-up of the train 5 of Qatargas 2 and Yemen LNG. The start-up of the Angola LNG plant, which is currently under construction, and the Group’s liquefaction projects in Australia, Nigeria and Russia are expected to result in ongoing growth for its sales.

The Gas & Power division is responsible for LNG operations downstream from liquefaction plants(2). It is in charge of LNG marketing to third parties on behalf of the Exploration & Production division, building up of the Group’s LNG portfolio for its trading, marketing and transport operations as well as re-gasification terminals.

In Angola, TOTAL is involved in the construction of the Angola LNG liquefaction plant (TOTAL, 13.6%) that includes a 5.2 Mt/y train expected to start-up in 2012. As part of this project, TOTAL signed in 2007 a re-gasified gas purchase agreement for 13.6% of the quantities produced over a 20-year period.

In Nigeria, TOTAL holds a 15% interest in the Nigeria LNG plant (NLNG). The Group signed an LNG purchase agreement for an initial 0.23 Mt/y over a 23-year period starting in 2006, to which an additional 0.94 Mt/y was added when the sixth train came on stream.

TOTAL also holds a 17% interest in the Brass LNG project, which calls for the construction of two liquefaction trains, each with a capacity of 5 Mt/y. In conjunction with this acquisition, TOTAL signed a preliminary agreement with Brass LNG Ltd setting forth the principal terms of an LNG purchase agreement for approximately one-sixth of the plant’s capacity over a 20-year period. This contract is subject to the final investment decision for the project by Brass LNG.

In Norway, as part of the Snøvhit project, in which the Group holds a 18.4% interest, TOTAL signed in 2004 a purchase agreement for 35 Bcf/y (0.78 Mt/y) of LNG over a 15-year period primarily intended for North America and Europe. Deliveries started in 2007.

In Qatar, TOTAL signed purchase agreements in 2006 for up to 5.2 Mt/y of LNG from train 5 (TOTAL, 16.7%) of Qatargas 2 over a 25-year period. This LNG is expected to be marketed mainly in France, the United Kingdom and North America. LNG production from this train started in September 2009.

In Yemen, TOTAL signed an agreement with Yemen LNG Ltd (TOTAL, 39.62%) in 2005 to purchase 2 Mt/y of LNG over a 20-year period, starting in 2009, which are initially intended for deliveries in the United States and Europe. LNG production from Yemen LNG’s first and second trains started in October 2009 and April 2010, respectively.

In 2009 and 2010, part of the volumes that were bought by the Group pursuant to its long-term contracts related to the LNG projects mentioned above were diverted to higher-value markets in Asia.

In China, TOTAL signed in 2008 an LNG sale agreement with China National Offshore Oil Company (CNOOC). This

(1)  Based on publicly available information; upstream and downstream portfolios.
(2)  The Exploration & Production division is in charge of the Group’s natural gas production and liquefaction operations.

agreement, starting in 2010 for a 15-year period, provides for the supply by TOTAL of up to 1 Mt/y of LNG to CNOOC. The gas supplied comes from the Group’s global LNG resources.

As part of its LNG transport operations, TOTAL is also the direct charterer of the Arctic Lady, a long-term 145,000 m3 LNG tanker that ships TOTAL’s share of production from the Snøvhit liquefaction plant in Norway.

The Group also holds a 30% interest in Gaztransport & Technigaz (GTT), which focuses mainly on the design and engineering of membrane cryogenic tanks for LNG tankers. At year-end 2010, 245 active LNG tankers were equipped with membrane tanks built under GTT licenses out of a world tonnage estimated at 367 LNG tankers.(1)

Trading

In 2010, TOTAL continued to pursue its strategy of developing its operations downstream from natural gas and liquefied natural gas production in order to optimize access for the Group’s current and future production to traditional markets (with long-term contracts) and to markets open to international competition (with short-term contracts and spot sales). In the context of deregulated markets, which allow customers to more freely access suppliers, in turn leading to new marketing arrangements that are more flexible than traditional long-term contracts, TOTAL is developing trading, marketing and logistics businesses to offer its natural gas and LNG production directly to customers.

In parallel, the Group has operations in electricity trading and LPG and coal marketing. Teams of the Gas & Power division are located mainly in London, Houston and Geneva.

Gas and electricity

TOTAL has gas and electricity trading operations in Europe and North America with a view to selling the Group’s production and supplying its marketing subsidiaries.

In Europe, TOTAL marketed 1,278 Bcf (36.2 Bm3) of natural gas in 2010, compared to 1,286 Bcf (36.5 Bm3) in 2009 and 1,240 Bcf (35.2 Bm3) in 2008, approximately 14% of which came from the Group’s production. In addition, TOTAL marketed 27.1 TWh of electricity in 2010, compared to 35 TWh in 2009 and 38.5 TWh in 2008, which came mainly from external sources.

In North America, TOTAL marketed 1,798 Bcf (51 Bm3) of natural gas in 2010, compared to 1,586 Bcf (45 Bm3) in 2009 and approximately 1,652 Bcf (46.9 Bm3) in 2008, supplied by its own production or external sources.

LNG

TOTAL has LNG trading operations through spot sales and fixed-term contracts. Since 2009, new purchase (Qatargas 2, Yemen LNG) and sale (CNOOC) agreements resulted in the substantial development of the Group’s LNG marketing operations. This spot and fixed-term LNG portfolio allows TOTAL to supply its main customers worldwide with gas, while retaining a certain degree of flexibility to react to market opportunities.

In 2010, TOTAL purchased ninety-four contractual cargos and twelve spot cargos from Qatar, Yemen, Nigeria, Norway, Russia and Egypt, compared to twenty-three and twelve, respectively, in 2009.

LPG

In 2010, TOTAL traded and sold approximately 4.5 Mt of LPG (butane and propane) worldwide, compared to 4.4 Mt in 2009 and 5.2 Mt in 2008. Approximately 27% of these quantities come from fields or refineries operated by the Group. LPG trading involved the use of five time-charters, representing 100 voyages in 2010, and approximately 150 spot charters.

Coal

In 2010, the Group marketed 7.3 Mt of coal in the international market, compared to 7.3 Mt in 2009 and 8.4 Mt in 2008. More than half of this coal comes from South Africa, with three quarters exported to Asia, where it is mainly intended for power generation, and the remaining quarter exported to Europe.

Marketing

To unlock value from the Group’s production, TOTAL has gradually developed gas, electricity and coal marketing operations with end users in the United Kingdom, France and Spain.

In the United Kingdom, TOTAL sells gas and power to the industrial and commercial segments through its subsidiary Total Gas & Power Ltd. In 2010, volumes of gas sold amounted to 173 Bcf (4.9 Bm3), compared to 130 Bcf (3.7 Bm3) in 2009 and 134 Bcf (3.8 Bm3) in 2008. Electricity sales amounted to approximately 4.1 TWh in 2010, stable compared to 2009, and 4.6 TWh in 2008.

In France, TOTAL markets natural gas through its subsidiary Total Énergie Gaz (TEGAZ), the overall sales of which were 226 Bcf (6.4 Bm3) in 2010, compared to 208 Bcf (5.9 Bm3) in 2009 and 229 Bcf (6.5 Bm3) in 2008. The Group also markets coal to its French customers through its subsidiary CDF Energie, with sales of

(1)  Gaztransport & Technigaz data.

approximately 1.3 Mt in 2010, compared to 1 Mt in 2009 and 1.9 Mt in 2008.

In Spain, TOTAL markets natural gas to the industrial and commercial segments through Cepsa Gas Comercializadora(1). In 2010, volumes of gas sold amounted to 85 Bcf (2.4 Bm3), compared to approximately 70 Bcf (2 Bm3) in 2009 and 2008.

The Group also holds interests in the marketing companies that are associated with the Altamira and Hazira LNG re-gasification terminals located in Mexico and India, respectively.

Gas facilities

TOTAL develops and operates its natural gas transport and marketing networks, gas storage facilities — both liquid and gaseous — and LNG re-gasification terminals downstream from natural gas and liquefied natural gas production.

Transport of natural gas

In France, the Group’s transport operations located in the southwest of the country are grouped under TIGF, a wholly-owned subsidiary of the Group. This subsidiary operates a regulated transport network of 5,000 km of gas pipelines. Highlights of 2010 included decisions for the development of Franco-Spanish interconnections:

•	following the open season launched in 2009, TIGF intends to develop two new projects, the Artère du Béarn and phase B of the Artère de Guyenne gas pipelines, which are scheduled to be commissioned in 2013; and

•	another open season launched in 2010, which involved four French and Spanish transport operators including TIGF, is expected to result in the completion of the Euskadour project by 2015.

In addition, following the enactment of the Third Energy Package by the European Union in July 2009, which provides for splitting network operations from production and supply operations, TOTAL and TIGF are reviewing adaptations to be implemented before the regulation becomes effective in France starting in March 2012.

In South America, TOTAL owns interests in several natural gas transport companies in Argentina, Chile and Brazil. These assets represent a total integrated network of approximately 9,500 km of pipelines serving the Argentine, Chilean and Brazilian markets from gas-producing basins in Bolivia and Argentina, where the Group has natural gas reserves. In Argentina, in the absence of an increase in the tariff granted to utilities and given the restrictions on gas exports, the Group continued to manage its assets in the most appropriate way in a difficult operating and financial environment.

Storage of natural gas and LPG

In France, the Group’s storage operations located in the southwest are grouped under TIGF. This subsidiary operates two storage units under a negotiated scheme with a usable capacity of 92 Bcf (2.6 Bm3). Highlights of 2010 included an increase in Lussagnet’s storage capacity by 3.5 Bcf (0.1 Bm3).

TOTAL, through its interest in Géosud, also participates in Géométhane, an Economic Interest Grouping that owns natural gas storage in a salt cavern with a capacity of 10.5 Bcf (0.3 Bm3), located in Manosque, in southeastern France. In March 2010, the Group’s interest in Géométhane increased to 35.5% from 26.2% following the buyback of a partner’s stake. A project is under study to increase the storage capacity by 7 Bcf (0.2 Bm3).

In India, TOTAL holds a 50% interest in South Asian LPG Limited (SALPG), a company that operates an underground import and storage LPG terminal located on the east coast of the country. This cavern, the first of its kind in India, has a storage capacity of 60 kt. In 2010, it received 779 kt of LPG, compared to 606 kt in 2009 and 535 kt in 2008.

LNG re-gasification

TOTAL has entered into agreements to obtain long-term access to LNG re-gasification capacity on the three continents that are the largest consumers of natural gas: North America (the United States and Mexico), Europe (France and the United Kingdom), and Asia (India). This diversified presence allows the Group to access new liquefaction projects by becoming a long-term buyer of a portion of the LNG produced at the plants, thereby strengthening its LNG supply portfolio.

In France, TOTAL’s interest in Société du Terminal Méthanier de Fos Cavaou (STMFC) decreased to 28.03% from 28.8% in 2010 without impacting the re-gasification volumes reserved by TOTAL. This terminal has a capacity of 291 Bcf/y (8.25 Bm3/y) of natural gas, 79 Bcf/y (2.25 Bm3/y) of which has been reserved by TOTAL. Commercial operations started in April 2010 and prefectorial authorities authorized the terminal to operate at full capacity in August 2010.

(1)  Held by TOTAL (35%), CEPSA (35%) and Sonatrach (30%). In February 2011, TOTAL signed an agreement to dispose of its 48.83% interest in CEPSA. The transaction is conditioned on obtaining all requisite approvals.

TOTAL and EDF signed in March 2010 a letter of intent whereby TOTAL will reserve re-gasification capacity in the planned Dunkirk LNG terminal being developed by Dunkerque LNG, a wholly-owned EDF subsidiary, and will also acquire an interest in the company.

In the United Kingdom, TOTAL holds an 8.35% interest in the South Hook LNG re-gasification terminal in connection with the interest held in the Qatargas 2 project. The terminal was commissioned in October 2009 for phase 1 (371 Bcf/y or 10.5 Bm3/y) and in April 2010 for phase 2, increasing its overall capacity to 742 Bcf/y (21 Bm3/y).

In Croatia, TOTAL owns an interest in Adria LNG, a company in charge of studying the construction of an LNG re-gasification terminal on Krk island, on the northern Adriatic coast.

In Mexico, TOTAL holds a 25% interest in the Altamira re-gasification terminal that was commissioned in 2006. This terminal, located on the east coast of the country, has a re-gasification capacity of 236 Bcf/y (6.7 Bm3/y) that has been entirely reserved by Gas del Litoral in which TOTAL has a 25% interest.

In the United States, TOTAL has reserved re-gasification capacity of 353 Bcf/y (approximately 10 Bm3/y) at the Sabine Pass terminal (Louisiana) for a 20-year period starting in April 2009, concurrent with the delivery of the Group’s first LNG cargo. The terminal was inaugurated in April 2008.

In India, TOTAL holds a 26% interest in the Hazira terminal that has natural gas re-gasification capacity of 177 Bcf/y (5 Bm3/y). The terminal, located on the west coast of India in the Gujarat state, is a merchant terminal with operations that cover both LNG re-gasification and gas marketing. TOTAL has agreed to provide up to 26% of the LNG for the Hazira terminal. Due to market conditions in 2010, Hazira was operated on the basis of short-term contracts, both for the sale of gas on the Indian market and the purchase of LNG from international markets.

Electricity generation

In a context of increasing global demand for electricity, TOTAL has developed expertise in the power generation sector, especially through cogeneration and combined cycle power plant projects.

The Group is also involved in power generation projects from renewable sources and has a long-term goal of becoming a nuclear operator.

Electricity from conventional energy sources

In Abu Dhabi, the Taweelah A1 plant combines electricity generation and water desalination. It is owned by Gulf Total Tractebel Power Cy, in which TOTAL has a 20% interest. The Taweelah A1 power plant, in operation since 2003, currently has net power generation capacity of 1,600 MW and a water desalination capacity of 385,000 m3 per day. The plant’s production is sold to ADWEC (Abu Dhabi Water and Electricity Company) as part of a long-term agreement.

In Nigeria, TOTAL and its partner, the state-owned NNPC (Nigerian National Petroleum Corporation), own interests in two gas-fired power plant projects that are part of the government’s objectives to develop power generation and increase the share of natural gas production for domestic use:

•	The Afam VI project, part of the SPDC (Shell Petroleum Development Company) joint venture in which TOTAL holds a 10% interest, concerns the development of a 630 MW combined-cycle power plant. Commercial operations started in December 2010.

•	The development of a new 400 MW combined-cycle power plant near the city of Obite (Niger Delta) in connection with the OML 58 gas project, part of the joint venture between NNPC and TOTAL (40%, operator). A final investment decision is expected in the first half of 2011 and commissioning is scheduled in the first half of 2013 in open cycle and in early 2014 in closed cycle. The power plant will be connected to the existing power grid through a new 108 km high-voltage transmission line.

In Thailand, TOTAL owns 28% of EPEC (Eastern Power and Electric Company Ltd), which operates the combined-cycle gas power plant of Bang Bo, with a capacity of 350 MW, in operation since 2003. The plant’s production is sold to EGAT (Electricity Generating Authority of Thailand) as part of a long-term agreement.

Electricity from nuclear energy sources

In France, TOTAL partners with EDF and other players through its 8.33% interest in the second French EPR project in Penly, in the northwest of the country, for which studies are underway.

The Group continues to review other opportunities in the countries where it operates and favors partnerships with experienced, recognized nuclear operators, and is closely monitoring the impact that the serious situation in Japan may have on the development of certain nuclear projects worldwide.

Electricity from renewable energy sources

In concentrated solar power, TOTAL (20%), in partnership with Spanish Abengoa (20%), won the call for tenders for the construction and operation for twenty years of a 109 MW concentrated solar power plant in Abu Dhabi. As part of this project, TOTAL is partnering with MASDAR through the Abu Dhabi Future Energy Company (ADFEC), which owns a 60% interest in the joint venture created for the project. Construction work started in July 2010 and start-up is expected in the summer of 2012. The production will be sold to Abu Dhabi Water and Electricity Company (ADWEC).

In wind power, TOTAL owns a 12 MW wind farm in Mardyck (near Dunkirk, France), which was commissioned in 2003.

With respect to marine energy, TOTAL holds a 16% interest in Scotrenewables Marine Power, located in the Orkney Islands in Scotland. Start-up and tests of a 250 kW prototype are expected in 2011.

Solar photovoltaic

As part of its strategy to develop energy resources to complement oil and gas, TOTAL continued in 2010 to strengthen its positions in solar photovoltaic power, where the Group has been present since 1983.

In the photovoltaic sector based on crystalline silicon technology, TOTAL is developing upstream operations through industrial production and downstream marketing activities. The Group is pursuing R&D in this field through several partnerships.

Regarding channels other than crystalline silicon, TOTAL is broadening its business portfolio through industrial and R&D partnerships, in particular for organic and thin film technologies. The Group is also committed to research programs for solar energy storage.

Production of solar-grade polysilicon

In June 2010, TOTAL announced that it acquired a 25.4% interest in the U.S. start-up AE Polysilicon Corporation (AEP), which has developed a new process that operates continuously to produce cost-competitive solar-grade granular polysilicon. The technology developed by AEP is currently being industrialized. This production unit, the commissioning of which started in 2010, is expected to eventually have a nominal capacity equivalent to 1,800 t/y of solar-grade polysilicon.

Production of photovoltaic solar cells

TOTAL holds a 50% interest in Photovoltech, a Belgian company specialized in manufacturing multicrystalline photovoltaic cells. In 2010, Photovoltech increased the overall production capacity of its Tirlemont (Tienen) plant in Belgium to 155 MWc/y following the installation of a third production line. Photovoltech’s sales in 2010 were approximately €104 million in 2010, an increase of about 30% compared to 2009.

In R&D, TOTAL is continuing its partnership with the IMEC (Interuniversity MicroElectronics Center), based at the University of Leuven (Belgium), to sharply reduce the use of silicon while increasing the efficiency of cells in order to substantially lower costs of this technology.

Production of solar panels and marketing of photovoltaic solar systems

TOTAL holds a 50% interest in Tenesol, a French company that designs, manufactures, markets, installs and operates solar photovoltaic systems. Tenesol owns a solar panel manufacturing plant in South Africa, the annual production capacity of which increased to 85 MWp/y from 60 MWp/y in 2010, and another in France, the annual production capacity of which also increased to 85 MWp/y from 50 MWp/y. In 2010, Tenesol’s consolidated sales were approximately €304 million, an increase of about 22% compared to 2009.

In November 2010, TOTAL announced the construction of a solar panel production and assembly plant in French northeastern region of Moselle, which is expected to eventually have an overall capacity of 50 MWp/y. Start-up of construction work is expected in the first half of 2011 with a commissioning at year-end.

The Group also conducts projects to display solar application solutions as part of decentralized rural electrification projects in a number of countries, notably in South Africa. New projects are under study in Africa and Asia.

New solar technologies

TOTAL has committed to developing innovative technologies to improve its portfolio of solar projects. The Group has major R&D programs through partnerships with major laboratories and international research institutes in France and abroad (including the United States, Switzerland, Belgium and Germany).

In solar organic technologies, the Group acquired a stake in the U.S. start-up Konarka in 2008 and owns approximately 25%. Since 2009, Konarka has carried out research projects in cooperation with TOTAL to develop solar film on a large scale.

Regarding thin-film technologies and silicon-based nano-materials, the Group partnered with LPICM (Laboratoire de Physique des Interfaces et des Couches Minces) in 2009 to set up a joint research team — named Nano PV — in the Saclay area in France. TOTAL also entered into a research partnership with Toulouse-based Laboratoire d’analyse et d’architecture des systèmes (LAAS) to develop associated electrical systems.

Regarding solar energy storage, TOTAL entered in 2009 into a research agreement with the MIT (Massachussetts Institute of Technology) in the United States to develop a new stationary battery technology.

Conversion of biomass

TOTAL is exploring a number of avenues for developing biomass depending on the resource used (type, location, harvesting, transportation, etc.), the type of molecules and markets targeted (fuels, lubricants, petrochemicals, specialty chemicals, etc.) and the conversion processes.

The Group focuses on biological and thermochemical biomass conversion processes.

Biotechnologies

In June 2010, TOTAL entered into a strategic partnership with Amyris Inc., a U.S. start-up specializing in biotechnologies. The Group acquired an interest in Amyris’ share capital (approximately 22% at year-end 2010) and signed a framework agreement that includes research, development, production and marketing partnerships as well as the creation of an R&D team.

Amyris owns a cutting-edge industrial synthetic biological platform to create and optimize micro-organisms (yeasts, algae, bacteria) that can convert sugar into fuels and chemicals. Amyris owns research laboratories and a pilot unit in California as well as a pilot plant and a demonstration facility in Brazil. Today, the project is in the industrialization phase and production is expected to start-up in 2012.

In April 2010, the Group announced that it had acquired an interest in Coskata, a company based in Chicago that develops a technology allowing biological conversion of synthetic gas into alcohols for fuels and petrochemical usages. Coskata deployed this technology on a large scale on a demonstration unit that produces bioethanol and continues its efforts towards commercialization.

In addition, the Group continues to develop a network of R&D collaborations in the field of technologies that are complementary with Amyris’ platform: deconstruction of ligno-cellulose, new biosynthesis, processes and bio-engineering for microalgae and other phototrophic organisms.

DME

In Japan, TOTAL is involved with eight Japanese companies in a program intended to heighten consumer awareness of DME (Di-Methyl Ether), a new generation fuel. The 80 kt/y production plant (TOTAL, 10%), located in Niigata, started up in 2009.

In Sweden, TOTAL is involved in the “bio-DME” European project, which is intended to test the whole DME chain, from its production using black liquor, a paper pulp residue, to its use by a fleet of trucks in four Swedish cities. Production start-up at the pilot plant located in Pitea is expected in the first half of 2011.

Carbon capture and storage

TOTAL is involved in a program to develop new carbon capture and storage technologies to reduce the environmental footprint of the Group’s industrial projects based on fossil energy.

In partnership with the French IFP Énergies Nouvelles (French Oil and New Energies Institute), TOTAL is involved in an R&D program related to chemical looping combustion, a new process to burn solid and gas feedstock that includes carbon capture at a very low energy cost. In 2010, this partnership resulted in the construction of a demonstration pilot at the Solaize site (France). A large-scale pilot is expected to be commissioned in 2013.

The Group is also involved in the EU-co-funded Carbolab project that intends to validate the carbon storage technology in coal seams.

Coal production

TOTAL has exported coal for nearly thirty years from South Africa primarily to Europe and Asia.

With the start-up of production on the Tumelo mine in 2009, the subsidiary Total Coal South Africa (TCSA) owns and operates four mines in South Africa. A fifth mine is under construction in Dorstfontein, with start-up expected at year-end 2011, and development of a sixth mine is underway in Forzando with start-up expected in 2013. The Group is also studying several other mining development projects.

The South African coal produced by TCSA or bought from third-party’s mines is exported through the port of Richard’s Bay, in which TOTAL has a 5.7% interest.

Downstream

The Downstream segment comprises TOTAL’s Refining & Marketing and Trading & Shipping divisions.

Refining & Marketing

TOTAL’s worldwide refining capacity was 2,363 kb/d at year end 2010, compared to 2,594 kb/d in 2009 and 2,604 kb/d in 2008. The Group’s worldwide refined products sales in 2010 were 3,776 kb/d (including trading operations), compared to 3,616 kb/d in 2009 and 3,658 kb/d in 2008. TOTAL is the largest refiner/marketer in Western Europe(1), and the leading marketer in Africa(2). TOTAL’s worldwide marketing network consisted of 17,490 service stations in 2010, compared to 16,299 in 2009 and 16,425 in 2008, more than 50% of which are owned by the Group. In addition, TOTAL’s refineries allow the Group to produce a broad range of specialty products, such as lubricants, liquefied petroleum gas (LPG), jet fuel, special fluids, bitumen, marine fuel and petrochemical feedstock.

The Group continues to adapt its business and improve positions in a context of recovering demand worldwide, mainly in non-OECD countries, by focusing on three areas: adapting to mature markets in Europe, supporting growth in Africa, Asia and the Middle East, and developing specialty products worldwide.

As part of the optimization of the Group’s Downstream portfolio in Europe, TotalErg (TOTAL 49%) was created in October 2010 in Italy by merger of Total Italia and ERG Petroli. TotalErg has become the third largest operator in the Italian market.(3) In addition, in the United Kingdom, TOTAL offered for sale in 2010 its marketing business and the Lindsey refinery.

In February 2011, TOTAL announced that it had signed an agreement to sell to IPIC its 48.83% interest in CEPSA pursuant to a public takeover bid on the entire share capital of CEPSA. The transaction is conditioned on obtaining all requisite approvals. In operating terms in Refining & Marketing, this sale concerns mainly four refineries (Huelva, Algesiras, Tenerife, Tarragone) and some marketing activities in Spain and Portugal.

Refining

TOTAL holds interests in twenty-four refineries (including ten that it operates), located in Europe, the United States, the French West Indies, Africa and China. Highlights of 2010 included a slight recovery of the refining environment that led to improved refining margins in refineries worldwide, even though margins are still recording low levels.

In 2010, TOTAL continued its program of selective investments in Refining focusing on three areas: pursuing major ongoing projects (deep conversion at Port Arthur, Jubail refinery), adapting the European refining system to structural market changes, and strengthening safety and energy efficiency.

•	In Western Europe, TOTAL’s refining capacity was 2,049 kb/d in 2010, accounting for more than 85% of the Group’s overall refining capacity at year-end 2010. The Group operates nine refineries in Western Europe, and holds interests in the German refinery of Schwedt, in four Spanish refineries through its interest in CEPSA(4) and in two refineries in Italy through its interest in TotalErg. Once finalized, the Group’s disposal of its interest in CEPSA is expected to lead to a decrease of nearly 260 kb/d in TOTAL’s refining capacities in Europe.

—	In France, the Group continues to adapt its refining capacities and shift the production emphasis to diesel, in a context of structural decline in petroleum products demand in Europe and increase in gasoline surpluses.

In October 2010, TOTAL was authorized by a court ruling to implement its project to repurpose the Flanders site (Dunkirk refinery with a distillation capacity of 7 Mt/y). The shutdown of the refining business will lead to gradually dismantling the units. The Group confirmed its project of repurposing the site through the creation of a technical support center, a refining training school, an oil depot and business offices.

In addition, the industrial plan started in 2009 to adapt the Group’s refining base in France is ongoing. This plan is intended to reconfigure the Normandy refinery and rescale certain corporate departments at the Paris headquarters. At the Normandy refinery, the project is intended to upgrade the refinery and shift the production

(1)  Based on publicly available information, refining capacities and quantities sold.
(2)  PFC Energy January 2011, based on quantities sold.
(3)  Based on publicly available information.
(4)  Group’s share in CEPSA: 48.83% as of December 31, 2010.

emphasis to diesel. For this purpose, investment scheduled over four years will result in the eventual reduction of the annual distillation capacity to 12 Mt from 16 Mt, upsizing the distillate hydrocracker and improving the energy efficiency by lowering carbon dioxide emissions.

In July 2010, the Group closed the disposal of its minority interest (40%) in the Société de la Raffinerie de Dunkerque (SRD), a company that specializes in bitumen and base oil production.

—	In the United Kingdom, commissioning of the hydrodesulphurization (HDS) unit at the Lindsey refinery is expected in the first half of 2011. This will result in processing up to 70% of high-sulphur crudes, compared to 10% currently, and increase low-sulphur diesel production. In parallel, TOTAL announced that it offered for sale the Lindsey refinery in 2010.

—	In Germany, the HDS unit that started up in September 2009 at the Leuna refinery was operated successfully in 2010. This unit is designed to supply the German market with low-sulphur heating oil.

—	In Italy, TotalErg (TOTAL, 49%) has operated the Rome refinery (100%) since October 2010 and holds a 25.9% interest in the Trecate refinery.

—	In Spain, CEPSA completed its investments intended to improve the conversion capacity of the Huelva refinery so as to meet the growing demand for middle distillates in the Spanish market. A hydrocracker unit, two additional distillation units (one atmospheric and one vacuum) and a desulphurization unit were inaugurated in October 2010. Distillation capacity increased to 178 kb/d from 100 kb/d. In February 2011, the Group announced the signature of an agreement with IPIC to dispose of its 48.83% interest in CEPSA. The transaction is conditioned on obtaining all requisite approvals.

•	In the United States, TOTAL operates the Port Arthur refinery in Texas, with a capacity of 174 kb/d. In 2008, TOTAL launched a modernization program that includes the construction of a desulphurization unit commissioned in July 2010, a vacuum distillation unit, a deep-conversion unit (or coker) and other associated units. This project is designed to process more heavy and high-sulphur crudes and to increase production of lighter products, in particular low-sulphur distillates. Construction is completed and commissioning was ongoing in March 2011.

•	In Saudi Arabia, TOTAL and Saudi Arabian Oil Company (Saudi Aramco) created a joint venture in September 2008, Saudi Aramco Total Refining and Petrochemical Company (SATORP), to build a 400 kb/d refinery in Jubail held by Saudi Aramco (62.5%) and TOTAL (37.5%). TOTAL and Saudi Aramco each plans to retain a 37.5% interest with the remaining 25% expected to be listed on the Saudi stock exchange, subject to approval by the relevant authorities. The main contracts for the construction of the refinery were signed in July 2009, concurrent with the start-up of work. Commissioning is expected in 2013.

The heavy conversion process of this refinery is designed for processing heavier crudes (Arabian Heavy) and producing fuels and lighter products that meet strict specifications and are mainly intended for export.

•	In Africa, the Group holds minority interests in five refineries in South Africa, Senegal, Côte d’Ivoire, Cameroon and Gabon.

In China, TOTAL has a 22.4% interest in the WEPEC refinery, located in Dalian, in partnership with Sinochem and PetroChina.

Crude oil refining capacity

The table below sets forth TOTAL’s daily crude oil refining capacity(a):

As of December 31, (kb/d)	2010	2009	2008
Refineries operated by the Group

Normandy (France)	199	338	339

Provence (France)	158	158	158

Flanders (France)	—	137	137

Donges (France)	230	230	230

Feyzin (France)	117	117	117

Grandpuits (France)	101	101	101

Antwerp (Belgium)	350	350	350

Leuna (Germany)	230	230	230

Rome (Italy)(b)	—	64	64

Lindsey — Immingham (United Kingdom)	221	221	221

Vlissingen (Netherlands)(c)	81	81	81

Port Arthur, Texas (United States)	174	174	174

Sub-total	1,861	2,201	2,202

Other refineries in which the Group has an interest(d)	502	393	402

Total	2,363	2,594	2,604

(a)	For refineries not 100% owned by TOTAL, the indicated capacity represents TOTAL’s share of the site’s overall refining capacity.
(b)	TOTAL’s interest was 71.9% until September 30, 2010.
(c)	TOTAL’s interest is 55%.
(d)	TOTAL has interests ranging from 12% to 50% in fourteen refineries (five in Africa, four in Spain, two in Italy, one in Germany, one in Martinique and one in China). Since October 1, 2010, including the Group’s share in the Rome and Trecate refineries through its interest in TotalErg. TOTAL disposed of its 50% interest in the Indeni refinery in Zambia in 2009.

Refined products

The table below sets forth by product category TOTAL’s net share of refined quantities produced at the Group’s refineries(a):

(kb/d)	2010	2009	2008
Gasoline	345	407	443

Avgas and jet fuel(b)	168	186	208

Diesel and heating oils	775	851	987

Heavy fuels	233	245	257

Other products	359	399	417

Total	1,880	2,088	2,312

(a)	Including equity share of refineries in which the Group holds interests.
(b)	Avgas, jet fuel and kerosene.

Utilization rate

The tables below set forth the utilization rate of the Group’s refineries.

	2010	2009	2008
On crude and other feedstock(a)(b)

France	64%	77%	89%

Rest of Europe	85%	88%	93%

Americas	83%	77%	88%

Asia	81%	80%	76%

Africa	76%	77%	79%

Net share of CEPSA and TotalErg(c)	94%	93%	106%

Average	77%	83%	91%

(a)	Including equity share of refineries in which the Group holds interests.
(b)	Crude + crackers’ feedstock/capacity and distillation at the beginning of the year.
(c)	For TotalErg: calculation of the utilization rate based on production and prorated capacity.

	2010	2009	2008
On crude(a)(b)

Average	73%	78%	88%

(a)	Including equity share of refineries in which the Group holds interests.
(b)	Crude/capacity and distillation at the beginning of the year.

Marketing

TOTAL is one of the leading marketers in Western Europe(1) The Group is also the largest marketer in Africa, with a market share of nearly 14%(2).

TOTAL markets a wide range of specialty products, which it produces from its refineries and other facilities. TOTAL is among the leading companies in the specialty products market(3), in particular for lubricants, LPG, jet fuel, special fluids, bitumen, and marine fuels, with products marketed in approximately 150 countries(4).

Europe

In Europe, TOTAL has a network of 12,062 service stations in France, Belgium, the Netherlands, Luxembourg, Germany and the United Kingdom, as well as Spain and Portugal through its interest in CEPSA (48.83%) and Italy through its interest in TotalErg (49%).

TOTAL also operates a network of more than 579 AS24-branded service stations dedicated to commercial transporters. TOTAL is among the leaders in Europe for fuel-payment cards, with approximately 3.5 million cards issued in twenty-eight European countries.

In France, the TOTAL-branded network benefits from a wide number of service stations and a diverse selection of products (such as the Bonjour convenience stores and car washes). Elf-branded service stations offer quality fuels at prices that are particularly competitive. Nearly 2,100 TOTAL-branded service stations and 280 Elf-branded service stations are operated in France. TOTAL also markets fuels at nearly 1,900 Elan-branded retail stations, generally located in rural areas.

In Western Europe, TOTAL continued in 2010 its efforts to optimize its Marketing business.

•	In Italy, TotalErg was created in October 2010 and became the third largest marketer with a network market share of nearly 13%(5) and more than 3,200 service stations.

•	In France, TOTAL started to implement the project to adapt oil logistics operations in January 2010. Closure of the Pontet and Saint Julien oil depots is ongoing. Hauconcourt’s operations were transferred to the Raffinerie du Midi company on October 1, 2010. Transfer of the Mans oil depot’s operations and divesting of the Ouistreham oil depot are scheduled in the first half of 2011.

In January 2010, TOTAL also closed the disposal of half of its share (50%) in Société des Dépôts Pétroliers de Corse.

•	In the United Kingdom, TOTAL announced in September 2010 its intention to offer for sale its marketing business, except for certain specialties (lubricants, etc.).

(1)  Based on publicly available information, quantities sold. Scope: France, Benelux, United Kingdom, Germany, Italy, and, through CEPSA, Spain and Portugal.
(2)  Market share for the markets where the Group operates, based on publicly available information, quantities sold.
(3)  Based on publicly available information, quantities sold.
(4)  Including via national distributors.
(5)  PFC Energy, Unione Petrolifera, based on quantities sold.

In Northern, Central and Eastern Europe, the Group is developing its positions primarily in the specialty products market. In 2010, TOTAL continued to expand its direct presence in the growing markets of Eastern Europe, in particular for lubricants. The Group intends to accelerate the growth of its specialty products business in Russia and Ukraine through the development of its direct presence in these markets since 2008.

AS24, which is active in twenty-five European countries, continued to expand its network in 2010 by opening new marketing outlets, in particular in two new countries (Sweden and Serbia). The AS24 network is expected to continue to grow and expand to other countries in Europe, the Caucasus and the Mediterranean Basin.

Africa & the Middle East

TOTAL is the leading marketer of petroleum products on the African continent, with a market share of nearly 14%.(1) Following the acquisition of marketing and logistics assets in Kenya and Uganda in 2009, the Group runs more than 3,600 service stations in more than forty countries and operates two major networks in South Africa and Nigeria. As part of the optimization of its portfolio, the Group divested its subsidiary in Benin in December 2010.

TOTAL also has a large presence in the Mediterranean Basin, principally in Turkey, Morocco and Tunisia.

In the Middle East, the Group is active mainly in the specialty products market and is pursuing its growth strategy in the region, notably through the production and marketing of lubricants.

Asia-Pacific

At year-end 2010, TOTAL was present in nearly twenty countries in the Asia-Pacific region, primarily in the specialty products market. The Group is developing its position as a fuel marketer in the region, in particular in China. TOTAL operates service stations in Pakistan, the Philippines, Cambodia, Indonesia, and is a significant player in the Pacific Islands.

In China, the Group operated nearly 130 service stations in 2010 through two TOTAL/Sinochem joint ventures.

In Vietnam, TOTAL continues to strengthen its position in the specialty products market. The Group became one of the leaders in the Vietnamese lubricants market due to the acquisitions of lubricants assets at year-end 2009.

Americas

In Latin America and the Caribbean, TOTAL is active in nearly twenty countries, primarily in the specialty products market. In the Caribbean, the Group holds a significant position in the fuel distribution business, which was strengthened by the acquisition in 2008 of marketing and logistics assets in Puerto Rico, Jamaica and the Virgin Islands.

In North America, TOTAL markets lubricants and is continuing to grow with the acquisition at year-end 2009 of lubricant assets in the province of Quebec in Canada.

Sales of refined products

The table below sets forth TOTAL’s sales of refined products by region(a):

(kb/d)	2010	2009	2008
France	725	808	822

Europe, excluding France(a)	1,204	1,245	1,301

United States	65	118	147

Africa	292	281	279

Rest of world	209	189	171

Total excluding Trading	2,495	2,641	2,720

Trading	1,281	975	938

Total including trading	3,776	3,616	3,658

(a)	Including TOTAL’s share in CEPSA and, as from October 1, 2010, in TotalErg.

Service stations

The table below sets forth the number of service stations(a) of the Group:

As of December 31,	2010		2009		2008
France	4,272	(b)	4,606	(b)	4,782

CEPSA and TotalErg(c)	4,958		1,734		1,811

Europe, excl. France, CEPSA and TotalErg	2,832		4,485		4,541

Africa	3,570		3,647		3,500

Rest of world	1,858		1,827		1,791

Total	17,490		16,299		16,425

(a)	Excluding AS24-branded service stations.
(b)	Of which nearly 2,100 TOTAL-branded service stations, nearly 280 Elf-branded service stations and more than 1,900 Elan-branded service stations.
(c)	1,737 CEPSA-branded service stations and, as from October 1, 2010, 3,221 TotalErg-branded service stations.

Biofuels

TOTAL is active in the biodiesel and biogasoline sectors. In 2010, TOTAL produced and blended 549 kt of ethanol(2) in gasoline at its European refineries(3) (compared to 560 kt in

(1)  Market share for the markets where the Group operates, based on publicly available information, quantities sold.
(2)  Including ethanol from ETBE (Ethyl-Tertio-Buthyl-Ether) and methanol form MTBE (Methyl-Tertio-Butyl-Ether).
(3)  Including the Algesiras and Huelva refineries (CEPSA).

2009 and 425 kt in 2008) and 2,023 kt of VOME(1) in diesel at its European refineries(2) and several oil depots (compared to 1,870 kt in 2009 and 1,470 kt in 2008).

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

The Group is also involved in Futurol, a R&D project for cellulosic bioethanol, which intends to develop and promote on an industrial scale a production process for bioethanol by fermentation of non-food ligno-cellulosic biomass.

Hydrogen and electric mobility

For several years, TOTAL has been involved in research and testing programs for fuel cell and hydrogen fuel technologies. The Group is a founding member of the European Industry Grouping for a Fuel Cell and Hydrogen Joint Technology Initiative created in 2007 to promote the development of research in the field.

In 2010, as part of the Clean Energy Partnership Berlin project, TOTAL inaugurated a new prototype hydrogen fueling station. Construction of a second hydrogen fueling station is underway.

The Group is also involved in a demonstration project for marketing electricity in four TOTAL-branded service stations in Berlin, in partnership with the utility company Vattenfall.

In 2010, TOTAL inaugurated the first of twelve prototype electric fueling stations in the area of Brussels in Belgium.

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

The Trading & Shipping division’s main focus is serving the Group. In addition, the expertise acquired also allows this division to extend the scope of its activities beyond its primary focus.

Trading & Shipping’s worldwide activities are conducted through various wholly-owned subsidiaries, including TOTSA Total Oil Trading S.A., Total International Ltd, Socap International Ltd, Atlantic Trading & Marketing Inc., Total Trading Asia Pte, Total Trading and Marketing Canada L.P., Total Trading Atlantique S.A. and Chartering & Shipping Services S.A.

Trading

TOTAL is one of the world’s largest traders of crude oil and refined products on the basis of volumes traded. The table below sets forth selected information with respect to the worldwide sales and source of supply of crude oil of the Group’s Trading division for each of the last three years.

(1)  VOME: Vegetable-Oil-Methyl-Ester.
(2)  Including CEPSA’s Algesiras, Huelva and Tarragona refineries in Spain and TotalErg’s Rome and Trecate refineries in Italy.

Trading division’s supply and sales of crude oil

For the year ended December 31, (kb/d)	2010	2009	2008
Worldwide liquids production	1,340	1,381	1,456

Purchased by the Trading division from the Group’s Exploration & Production division	1,044	1,054	1,102

Purchased by the Trading division from external suppliers	2,084	2,351	2,495

Total of Trading division’s supply(a)	3,128	3,405	3,597

Sales of Trading division to Group Refining & Marketing division	1,575	1,752	1,994

Sales of Trading division to external customers	1,553	1,653	1,603

Total of Trading division’s sales(a)	3,128	3,405	3,597

(a)	Including condensates and natural gas liquids.

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

Throughout 2010, the Trading division maintained a level of activity similar to those recorded in 2009 and 2008, with trading physical volumes of crude oil and refined products amounting to approximately 5 Mb/d.

In 2010, the main market indicators extended the trends recorded since mid-2009. The year-on-year evolution was marked by increased crude and diesel spot prices, a flattened crude oil price structure and increased freight rates.

				2010	2009	2008	min 2010		max 2010
Brent ICE — 1st Line(a)	($	/b	)	80.34	62.73	98.52	69.55	(May 18)	94.75	(Dec. 24)
Brent ICE — 12th Line(b)	($	/b	)	84.61	70.43	102.19	75.29	(Jan. 29)	95.15	(Dec. 24)
Contango time structure (12th-1st)	($	/b	)	4.27	7.70	3.59	(0.55)	(Nov. 29)	6.98	(May 31)
Gasoil ICE — 1st Line(c)	($	/t	)	673.88	522.20	920.65	567.25	(Feb. 01)	784.50	(Dec. 16)
VLCC Ras Tanura Chiba — BITR(c)	($	/t	)	13.41	10.43	24.09	8.24	(Oct. 01)	23.66	(Jan. 12)

(a)	1st line: Quotation for first month nearby delivery ICE Futures.
(b)	12th Line: Quotation for ICE Futures for delivery during the month M+12.
(c)	VLCC: Very Large Crude Carrier. BITR: Baltic International Tanker Routes.

In 2010, the oil market was marked by recovering demand, due mainly to economic growth in emerging countries (China, India, Latin America, the Middle East). Meanwhile, crude oil and other liquids production (LPG, LNG, biofuels) outside of OPEC countries grew rapidly while production from OPEC countries increased only slightly despite a softening of quotas that have been effective since year-end 2008. The increase in global oil storage, which has prevailed since early 2008, finally stopped in mid-2010 with a first major decrease mainly due to the strong increase in demand in the third quarter of 2010. Following this reversal, oil storage at year-end 2010 was at the year-end 2009 level.

Shipping

The Shipping division arranges the transportation of crude oil and refined products necessary to develop the Group’s activities. It has a rigorous safety policy that is due mainly to the strict selection of the vessels that the division charters. Like a certain number of other oil companies and shipowners, the Group uses freight rate derivative contracts in its shipping activity to adjust its exposure to freight-rate fluctuations.

In 2010, the Shipping division chartered approximately 2,900 voyages to transport approximately 119 Mt. As of December 31, 2010, the Group employed a fleet of forty-seven vessels chartered under long-term or medium-term agreements (including five LPG carriers and no single-hulled vessels). The fleet has an average age of approximately four years.

In 2010, the tanker freight market suffered strong fluctuations.

Highlights of the first half of 2010 included:

•	increased crude oil imports to consumer countries, driven by the economic recovery and increased onshore and offshore crude oil storage in the United States, Europe and China; and

•	the resumption of crude oil floating storage that involved up to forty-five vessels in early May 2010 and resulted in limited growth of the active fleet of tankers despite the disposal of fewer vessels than expected.

The combination of these two trends led to the relative resilience of the freight market for crude oil transport as recorded in the first half of 2010.

However, from the second half of 2010, the fundamentals of the freight market deteriorated sharply, leading to a collapse of freight rates at the end of July. This trend was the result of the sustained growth of the active fleet due to the significant decrease in floating storage and the continued growth of the fleet.

Throughout 2010, the number of new vessels delivered by shipyards exceeded the number of vessels disposed of, despite the entry into force of the international regulation providing for the gradual disposal of single-hulled vessels, which led to an oversupply of vessels compared to demand for transport.

Chemicals

The Chemicals segment includes the Base Chemicals and Specialty Chemicals divisions:

•	Base Chemicals encompasses the Group’s petrochemicals and fertilizers businesses; and

•	Specialty Chemicals encompasses the Group’s rubber processing, resins, adhesives and electroplating businesses.

TOTAL is one of the world’s largest integrated chemical producers.(1)

Base Chemicals

The Base Chemicals division includes TOTAL’s petrochemicals and fertilizers activities.

In 2010, Base Chemicals sales were €10.7 billion, compared to €8.7 billion in 2009 and €13.2 billion in 2008. The 2010 market environment for Base Chemicals was marked by recovering demand for petrochemical products and improved integrated margins. The

Group strengthened positions in Qatar with the start-up of the steam cracker in Ras Laffan and of the linear low-density polyethylene plant in Messaied. In 2010, the Fertilizers business was adversely affected by manufacturing incidents, whereas the European market was recovering.

Petrochemicals

BREAKDOWN OF TOTAL’S PRODUCTION CAPACITIES

	2010				2009	2008
			Asia and
		North	Middle
(in millions of tons)	Europe	America	East(a)	Worldwide	Worldwide	Worldwide
Olefins(b)	4,695	1,195	1,300	7,190	6,895	7,285

Aromatics	2,500	940	755	4,195	4,195	4,360

Polyethylene	1,180	460	500	2,140	2,040	2,035

Polypropylene	1,335	1,150	295	2,780	2,780	2,750

Styrenics(c)	1,050	1,260	640	2,950	3,090	3,220

(a)	Including minority interests in Qatar and 50% of Samsung-Total Petrochemicals capacities.
(b)	Ethylene, propylene and butadiene.
(c)	Styrene and polystyrene.

The petrochemical business, grouped under Total Petrochemicals, includes base petrochemicals (olefins and aromatics) and their polymer derivatives (polyethylene, polypropylene and styrenics).

In Europe, TOTAL’s main petrochemicals sites are located in Belgium (Antwerp, Feluy) and in France (Carling, Feyzin, Gonfreville, Lavéra).

(1)  Based on publicly available information, consolidated sales.

In the United States, they are located in Louisiana (Carville) and Texas (Bayport, La Porte, Port Arthur).

In Asia, TOTAL owns, in partnership with Samsung, a 50% interest in the Daesan integrated petrochemical site in South Korea. The Group is also active through its Singapore and Foshan (China) plants.

In Qatar, the Group holds interests in two steam crackers and several polyethylene lines.

Most of these sites are either adjacent to or connected by pipelines to Group refineries. As a result, most of TOTAL’s petrochemical operations are closely integrated within refining operations.

TOTAL continues to strengthen its leadership positions in the industry by focusing on the following three strategic areas:

•	In mature markets, TOTAL is improving the competitiveness of its long-established sites notably through cost management, better energy efficiency at its facilities and more flexibility in the choice of feedstock.

In an increasingly competitive environment, the Group launched two reorganization plans, mainly for the sites in Carling (eastern France) and Gonfreville (northwestern France):

–	The first plan launched in 2006 called for the closure of a steam cracker and the styrene plant at Carling and the construction of a new world-class(1) styrene plant at Gonfreville to replace the plant closed in late 2008. The reorganization plan was completed in the first quarter of 2009.

–	The second plan launched in 2009 is focused on a consolidation project to improve sites competitiveness. This project includes a plan to upgrade the Group’s most efficient units by investing approximately €230 million over three years to increase energy efficiency and competitiveness of the steam cracker and the high-density polyethylene unit in Gonfreville, and to consolidate polystyrene production at the Carling facility. It also includes the shutdown of two structurally loss-making units: two low-density polyethylene lines, one in Carling and one in Gonfreville, and a polystyrene line in Gonfreville. The three lines were shut down at year-end 2009. This reorganization plan is also intended for the support services at both sites and the central services at Total Petrochemicals France.

Furthermore, following the sole customer’s termination of the supply contract for the secondary butyl alcohol produced at the Notre-Dame-de-Gravenchon facility in Normandy, this dedicated facility had to be closed in the second half of 2010.

•	TOTAL is continuing to expand in growth areas.

In Asia, the Samsung-Total Petrochemicals Co. Ltd joint venture (TOTAL, 50%) completed in 2008 the first modernization phase of the Daesan site in South Korea, its main production site in the region. This major development increased the site’s initial production capacity by nearly one-third thanks to the extension of the steam cracking and styrene units, and the start-up of a new polypropylene line and a new metathesis plant. A further debottlenecking of the steam cracker and the polyolefin and aromatic units was approved in 2010. The capacity extensions are scheduled to be effective in 2011 for the steam cracker and the polyolefin unit and in 2012 for the aromatic unit.

The joint venture continues to expand its operations with the start-up of a polypropylene compounding plant in China in 2009 and, on the Daesan site, the start-ups of a jet fuel production plant to develop co-products in June 2010 and a butane storage tank to increase flexibility for the steam cracker feedstock at year-end 2010.

In the Middle East, construction of a 700 kt/y paraxylene unit at the Jubail refinery in Saudi Arabia was approved in 2008 by TOTAL and Saudi Aramco. This world-class unit is intended to supply the Asian market. The main construction contracts were signed in 2009 and start-up is expected in 2013.

•	TOTAL is developing sites in countries with favorable access to raw materials.

In Qatar, through its interest in Qatofin and Qapco, TOTAL holds a 49% interest in a world-class linear low-density polyethylene plant with a capacity of 450 kt/y in Mesaieed. This unit, operated by Qatofin, started up in 2009. The Group also holds a 22% interest in an ethane-based steam cracker in Ras Laffan designed for processing 1.3 Mt/y of ethylene. The steam cracker started in March 2010. In addition, construction of a 300 kt/y low-density polyethylene line has started at Qapco, in which TOTAL holds a 20% interest, with commissioning scheduled in 2012.

(1)  Facilities ranking among the first quartile for production capacities based on publicly available information.

In Algeria, TOTAL and Sonatrach, the Algerian state-owned oil company, are studying a project to build a petrochemical site in Arzew. This world class project would include an ethane-based steam cracker with production capacity of 1.1 Mt/y, two polyethylene units and a monoethylene glycol production unit. It would benefit from favorable access to ethane gas, a particularly competitive raw material, and would be ideally located to supply Europe, the Americas and Asia.

In China, TOTAL and China Investment Corporation signed in November 2010 an agreement to study a project to build a coal-to-olefins plant and a polyolefins plant. TOTAL will bring to this partnership its expertise in the Methanol to Olefins (MTO) and the Olefin Cracking Process (OCP) technologies that Total Petrochemicals has tested extensively at its purpose-built semi-commercial plant in Feluy, Belgium. TOTAL will also study solutions with respect to carbon capture and storage (CCS) using the know-how gained from its CCS pilot project in Lacq, France.

Base petrochemicals

Base petrochemicals include olefins and aromatics (monomers) produced by the steam cracking of petroleum cuts, mainly naphtha, as well as propylene and aromatics manufactured in the Group’s refineries. The economic environment for these activities is strongly influenced by the balance between supply and demand and changes in feedstock prices, especially naphtha.

Highlights of 2010 included the recovery of global demand for monomers and improved margins in all geographical areas. TOTAL’s production volumes increased by 8% in 2010.

TOTAL is consolidating positions in Asia and the Middle East with the start-up of the Ras Laffan steam cracker in 2010 in Qatar and continued investments to increase capacities in Korea. In Europe and the United States, TOTAL is improving energy efficiency at its sites, strengthening synergies with refining and increasing the flexibility of the steam cracker feedstock.

Polyethylene

Polyethylene is a plastic produced by the polymerization of ethylene manufactured in the Group’s steam crackers. It is primarily intended for the packaging, automotive, food, cable and pipe markets. Margins are strongly influenced by the level of demand and by competition from expanding production in the Middle East, which benefits from favorable access to ethane, the raw material used in ethylene production.

2010 was marked by the recovery of global demand in every region, especially in China.

TOTAL’s sales volumes increased 4.7% in 2010 compared to 2009 thanks to the start-up of the linear low-density plant in Qatar. High density polyethylene margins remained weak in Europe. In the United States, margins remained high mainly due to the competitive price of ethane-based ethylene.

TOTAL intends to focus on lowering the breakeven point in its plants in Europe and continuing to differentiate its range of products.

Polypropylene

Polypropylene is a plastic produced by the polymerization of propylene manufactured in the Group’s steam crackers and refineries. It is primarily intended for the automotive, packaging, carpet, household, appliances, fibers and hygiene markets. Margins are mainly influenced by the level of demand and the availability and price of propylene.

2010 was marked by sustained growth in the global polypropylene market and all geographical areas, in particular North America and China. However, the European industry was affected by ongoing production difficulties throughout the year.

TOTAL’s sales volumes only slightly increased compared to 2009 (+1%). Margins strongly increased in Europe in a tight market environment but they remained stable at a relatively weak level in the United States. To face increasing competition from new plants in the Middle East, TOTAL owns plants in Europe and the United States that place the Group among the industry’s leaders.

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

After two years of decrease, the global styrene market increased in 2010 thanks to the resilience of the automotive, electronics and insulation markets. The global polystyrene market also increased in 2010, driven by domestic demand in China.

In 2010, TOTAL’s polystyrene sales volumes increased by 1.5% consistently in all geographical areas. Styrene margins remained weak in 2010 whereas polystyrene margins strongly increased due to the market stabilization and capacity reductions in mature areas.

Fertilizers

Through its subsidiary GPN, TOTAL manufactures and markets nitrogen fertilizers made from natural gas. Margins are strongly influenced by the price of natural gas.

In 2010, GPN’s production was affected by a number of manufacturing incidents that resulted in long shutdowns for maintenance of the Grandpuits and Rouen ammonia plants in France and a reduction of the downstream plants’ production (nitric acid, urea and ammonium nitrate). These incidents adversely affected GPN’s results, which could not take advantage of the improved European market.

The Fertilizers business continued its major restructuring plan initiated since 2006:

•	The complex fertilizers business was shut down in France, resulting in the closure of three sites (Bordeaux, Basse Indre and Granville). In addition, TOTAL sold its Dutch affiliate, Zuid Chemie, to Engrais Rosier (TOTAL, 57%).

•	The core activity of the Fertilizers business, which is the production of nitrogen fertilizers, was strengthened through a major investment in the construction of a competitive nitric acid plant in Rouen, which started up in the second half of 2009, and a urea plant in Grandpuits, the start-up of which was ongoing in March 2011. This additional urea production enables GPN to position in the growing markets of products that contribute to reducing nitrogen oxide emissions(1): DENOX® for industrial applications, and Adblue® for transportation applications.

•	In France, the Oissel site and three obsolete nitric acid units in Rouen and Mazingarbe were closed in 2009 and 2010.

•	In early 2010, the Group launched a process to divest GPN’s mines and quarries business in Mazingarbe, northern France. This project was submitted for prior consultation with employee representative organizations and to the approval by the relevant authorities. This transaction was closed in January 2011.

This plan is expected to improve the competitiveness of GPN by regrouping its operations at two sites that feature production capacity greater than the European average.

Specialty Chemicals

TOTAL’s Specialty Chemicals division includes rubber processing (Hutchinson), resins (Cray Valley, Sartomer and Cook Composites & Polymers), adhesives (Bostik) and electroplating (Atotech). The division serves consumer and industrial markets for which customer-oriented marketing and service as well as innovation are key drivers. TOTAL markets specialty products in more than fifty-five countries and intends to develop in the global market by combining internal growth and targeted acquisitions. This development is focused on expanding markets and the marketing of innovative products with high added value that meet the Group’s sustainable development approach.

The Consumers business (Mapa® and Spontex®) was divested in April 2010. Sales for the divested lines of business were €530 million in 2009.

In late 2010, TOTAL also launched a process to partially dispose of the Resins business (coatings and photocure resins). Sales for these lines of business were €860 million in 2010. Disposal is subject to prior consultation with employee representatives and approval by the relevant authorities, and may be effective by the second quarter of 2011.

In 2010, the market environment for Specialty Chemicals was favorable thanks to the economic recovery in mature markets, which had faced difficult conditions in late 2008 and early 2009, and ongoing growth in emerging countries. In this context and on a like-for-like basis (excluding Consumers products), 2010 sales were €6.8 billion, a 21% increase compared to 2009.

Rubber processing

Hutchinson manufactures and markets products derived from rubber processing that are principally intended for the automotive, aerospace and defense industries.

Hutchinson, among the industry’s leaders(2), provides its customers with innovative solutions in the areas of fluid transfer, air and fluid (or water) seals, transmission, mobility and vibration, as well as sound and thermal insulation.

Hutchinson’s sales were €2.7 billion in 2010, up 19% compared to 2009 in an uneven environment depending on the lines of business. Sales for the automotive business substantially increased thanks to the recovery in

(1)  Nitrogen oxide emissions are noxious to the environment and subject to regulation.
(2)  Based on publicly available information, consolidated sales.

the European and North American markets and the growing Latin American and Chinese markets. In other industrial markets, sales decreased slightly in 2010 compared to 2009, due to the decline in markets for business planes, helicopters and defense. The decline was partially offset by an increase in the railway market.

To strengthen its position in the aerospace industry, Hutchinson acquired Strativer in late 2008, a company specialized in the expanding composite materials market.

Throughout 2010, Hutchinson continued to develop in expanding markets, primarily Eastern Europe, South America and China, relying notably on the Brasov (Romania), Lodz (Poland) and Suzhou (China) sites and on the Sousse site (Tunisia) opened in 2009.

Resins

TOTAL produces and markets resins for adhesives, inks, paints, coatings and composite materials through three subsidiaries: Cray Valley, Sartomer, and Cook Composites & Polymers.

In 2010, sales were €1.8 billion, up 24% compared to 2009, reflecting the economic recovery in North America and Europe, which are the main market segments for the Resins business.

The subsidiaries continued their fixed costs reduction programs in Europe and the United States. In addition, they continued to focus on their most profitable lines of business through a selective investment policy targeting in particular the most dynamic geographical areas.

In late 2010, TOTAL launched a process to partially dispose of the Resins business (coatings and photocure resins).

Adhesives

Bostik is one of the world leaders in the adhesive sector(1) with leading positions in the industrial, hygiene, construction and consumer and professional distribution markets.

In 2010, sales were €1.4 billion, up 14% compared to 2009. This strong performance confirms Bostik’s strategy of strengthening its position in the industrial market, which has been less affected than the construction industry, and continuing its development in growing markets, especially in the Asia-Pacific region.

Bostik expects to start up new production units in Egypt, Vietnam and China in the second half of 2011 and in India in 2012.

Bostik is actively pursuing its program for innovation based on new products and integrated solutions, and focused on sustainable development.

Electroplating

Atotech, which encompasses TOTAL’s electroplating business, is the second largest company in this sector based on worldwide sales(1). It is active in both the electronics (printed circuits, semiconductors) and general metal finishing markets (automotive, sanitary goods, furnishing).

The electroplating business strongly recovered in 2010, driven in particular by the growing automotive and electronics markets. After decreasing 20% between 2008 and 2009, Atotech’s sales were €0.8 billion in 2010, up 31% compared to 2009.

In Germany, a new production unit intended for the semiconductor market was inaugurated in 2010.

Atotech successfully pursued its strategy designed to differentiate its products through comprehensive service provided to its customers in terms of equipment, processes, design, chemical products and through the development of green, innovative technologies to reduce the environmental footprint. This strategy relies on global coverage provided by its technical centers located near customers.

Atotech intends to continue to develop in Asia, which represents more than 50% of its global sales.

(1)  Based on publicly available information, consolidated sales.

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

In some countries, TOTAL has also signed contracts called “risked service contracts” which are similar to production sharing contracts. However, the profit oil is replaced by risked monetary remuneration, agreed by contract, which depends notably on the field performance. Thus, the remuneration under the Iraqi contract is based on an amount calculated per barrel produced.

Hydrocarbon exploration and production activities are subject to public authorities (permits), which can be different for each of these activities. These permits are granted for limited periods of time and include an obligation to return a large portion, in case of failure the entire portion, of the permit area at the end of the exploration period.

TOTAL is required to pay taxes on income generated from its oil and gas production and sales activities under its concessions, production sharing contracts and risked service contracts, as provided for by local regulations. In addition, depending on the country, TOTAL’s production and sale activities may be subject to a range of other taxes, fees and withholdings, including special petroleum taxes and fees. The taxes imposed on oil and gas production and sale activities may be substantially higher than those imposed on other businesses.

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

The following is a non-exhaustive list of HSE regulations and directives that affect TOTAL’s operations and products in the European Union:

•	The Integrated Pollution Prevention and Control Directive (“IPPC”) provides for a cost/benefit framework used to comprehensively assess the environmental quality standards of, and prior environmental impacts and potential additional emissions limits on, large industrial plants, including refineries and chemical sites. The Industrial Emission Directive (IED), adopted in 2010, is expected to replace in 2013 a number of existing industrial emission directives, including the IPPC and the Large Combustion Plant Directive. It will progressively result in stricter emission limits on some of TOTAL’s facilities by making compulsory certain rules described in BREFs (Best available techniques REFerence documents), some of which are dedicated to specific industrial sectors. Certain BREFs are already published and will be revised (e.g., refining), and others will have to be developed.

•	The Air Quality Framework Directive and related directives on ambient air quality assessment and management, among other things, limit emissions for sulphur dioxide, oxides of nitrogen, particulate matter, lead, carbon monoxide, benzene and ozone.

•	The Sulphur Content Directive limits sulphur in diesel fuel to 0.1% (since January 2008) and limits sulphur in heavy fuel oil to 1% (since January 2003), with certain exceptions for combustion plants provided that local air quality standards are met.

•	The Large Combustion Plant Directive, effective since 2008, limits certain emissions, including sulphur dioxide, nitrogen oxides and particulates, from large combustion plants. It will be partly replaced in 2013 by the IED (see above).

•	Existing Directives controlling and limiting exhaust emissions from cars and other motor vehicles are expected to continue to become more stringent over time. Since 2009, a maximum sulphur content of 10 ppm is mandatory throughout the European Union.

•	The 1996 Major Hazards Directive (Seveso II) requires emergency planning, public disclosure of emergency plans, assessment of hazards and effective emergency management systems. A revision process has just begun.

•	The Framework Directive on Waste Disposal is intended to ensure that waste is recovered or disposed of without endangering human health and without using processes or methods that could unduly harm the environment. Numerous related directives regulate specific categories of waste. In November 2008, the Framework Directive on Waste Disposal was partially modified by the Directive on Waste 2008/98, which features more precise definitions and stronger provisions. Transposition of this Directive in France occurred in December 2010.

•	A number of Maritime Safety Directives were passed in the wake of the Erika and Prestige spills. Those regulations, found in the three Maritime Safety Packages, require that tankers have double hulls and that ship owners acquire improved insurance coverage, mandate improvements to traffic monitoring, accident investigations and in-port vessel inspection (Port State Control), and further regulate organizations that inspect and confirm conformity to applicable regulations (Classification Societies). The last package will enter into force in 2012.

•	Numerous Directives impose water quality standards based on the various uses of inland and coastal waters, including ground water, by setting limits on the discharges of many dangerous substances and by imposing information gathering and reporting requirements.

Adopted and effective since 2003, a comprehensive Framework Water Directive is progressively replacing numerous existing Directives with a comprehensive set of requirements, including additional regulations obligating member countries to classify all water courses according to their biological, chemical and ecological quality, and to completely ban the discharges of approximately thirty toxic substances by 2017.

•	Numerous Directives regulate the classification, labelling and packaging of chemical substances and their preparation, as well as restrict and ban the use of certain chemical substances and products.

On the one hand, the EU Parliament and Council adopted a regulation in December 2008 (now in force) on the Classification, Labelling and Packaging of Substances and Mixtures that incorporates the classification criteria and labelling rules agreed at the UN level (the so-called Globally Harmonised System of classification and labelling of Chemicals (GHS)).

On the other hand, the EU Member States, the European Commission and the European Chemical Agency are in the process of implementing the Regulation adopted in 2006 for the Registration, Evaluation and Authorization of Chemicals (REACH) that replaces or complements the existing rules in this area. REACH required the pre-registration of chemical substances manufactured and imported into the EU by December 1, 2008, to qualify for full registration under a phase in during the period 2010-2018. The European Commission notified that the European Chemical Agency received more than 3 million notifications related to chemical substances classification at the end of phase 1, in December 2010. This regulation requires the registration and identification of chemical substances manufactured or imported in EU Member States, and can result in restrictions on the sales or uses of such substances. REACH imposes substantial costs on TOTAL’s operations in the European Union.

•	In March 2004, the European Union adopted a Directive on Environmental Liability. This Directive was transposed into EU Member State national legislations in 2007 and 2008, and in France in August 2008. The Directive seeks to implement a strict liability approach for damage to water resources, soils and protected species and habitats by authorized industrial activities.

•	Directives implementing the Aarhus Convention concerning public information rights and certain public participation rights in a variety of activities affecting the environment were adopted in January and May 2003, respectively, and implemented in most national EU legislations.

•	In November 2008, the European Union adopted a Directive on the protection of the environment through criminal law that obliges EU Member States to provide for criminal penalties in respect of serious infringements of EC law. EU Member States were to have transposed this Directive into their national legislation by December 26, 2010.

•	TOTAL’s facilities in the EU are also subject to extensive workplace safety regulations initiated by the European Community and defined and promulgated by each Member State.

•	With respect to the climate change issue, numerous initiatives in the European Union are pending or currently being revised, including:

–	A 2003 Directive implementing the Kyoto Protocol within the European Union established an emissions trading scheme effective as of January 2005 for greenhouse gas (“GHG”) emissions quotas. On the basis of this directive, carbon dioxide emissions permits are then delivered. This trading scheme required Member States to prepare, under the supervision of the EU Commission, national allocation plans identifying a global amount of quotas to be shared and delivered for free by the governments to each industrial installation of specific sectors, in particular the energy intensive installations that have to surrender quotas in respect to their annually verified carbon dioxide emissions. In accordance with the 2009 revision of the aforementioned directive, a progressive quota auctioning mechanism is scheduled to be set up in 2013 together with transitional Community-wide rules for harmonized free allocation up to a level based on benchmarks for sectors exposed to international carbon leakage. When this system will be established, TOTAL’s industrial facilities may incur capital and operating costs to comply with such legislation including the partial acquisition of emissions allowances.

–	At the UN summit in Copenhagen in December 2009, world leaders recognized the need to limit global temperature increases to two degrees Celsius above pre-industrial levels, but did not approve an international agreement on climate change, which could result in a future stringent reduction of GHG emissions in the European Union.

–	The first period of the Kyoto Protocol is reaching an end in 2012. Although debates occurred at the 2009 UN Summit in Copenhagen, no decision as to the follow-up was made. The Cancun UN conference at the end of 2010 reaffirmed the principles of Kyoto, but did not result in the adoption of any new legally binding agreement with respect to the continuation of the Kyoto Protocol. The next conference is expected to be held in Durban in late 2011.

–	The Climate Action and Renewable Energy Package commits EU Member States to reduce overall emissions to at least 20% below 1990 levels by 2020, requires Member States to improve energy efficiency and increase renewable energy usage. These latter issues are expected to be further addressed in 2011 in a way likely to affect TOTAL’s operations in the future.

–	The 2009 Directive on Carbon Capture and Storage (CCS) was transposed in France in 2010. This legal framework forms the basis for developing CCS projects that are expected to serve as one of the most valuable solutions for the reduction of carbon dioxide emissions. Such regulations will have technical and financial impacts, including on TOTAL’s projects.

–	In France, the provisions of the 2010 financial bill establishing a carbon tax was deemed unconstitutional and referred back to the French government, which did not make a new proposal. The provisions of the 2011 financial bill made subject to payment a minor part of GHG emission allowance delivery for 2011 and 2012, which was initially allocated for free in the national plan of 2008-2012.

With respect to biodiversity issues, this subject is increasingly taken into consideration. Following the 2010 Nagoya summit, the UN’s 65th General Assembly decided to form the IPBES (Intergovernmental Science-Policy Platform on Biodiversity) to share knowledge and future policies on biodiversity and ecosystem services.

In the United States, where TOTAL’s operations are less extensive than in Europe, TOTAL is also subject to significant HSE regulations at both the state and federal levels. Of particular relevance to TOTAL’s lines of business are:

•	The Clean Air Act and its regulations, which require, among other measures: stricter phased-in fuel specifications and sulphur reductions; enhanced emissions controls and monitoring at major sources of volatile organic compounds, nitrogen oxides, and other designated hazardous and non-hazardous air pollutants; GHG regulation; stringent pollutant emission limits; construction and operating permits for major air emission sources at chemical plants, refineries, marine and distribution terminals and other facilities; and risk management plans for the handling and storage of hazardous substances.

•	The Clean Water Act, which regulates the discharge of wastewater and other pollutants from both onshore and offshore operations and, among other measures, requires industrial facilities to obtain permits for most wastewater and surface water discharges, install control equipment and treatment systems, implement operational controls, and preventative measures, including spill prevention and control plans and practices to control storm water runoff.

•	The Resource Conservation and Recovery Act (RCRA), which regulates the generation, storage, handling, treatment, transportation and disposal of hazardous waste and imposes corrective action requirements on regulated facilities requiring investigation and remediation of potentially contaminated areas at these facilities.

•	The Comprehensive Environmental Response, Compensation, and Liability Act (also known as CERCLA or Superfund), under which waste generators, former and current site owners and operators, and certain other parties can be held jointly and severally liable for the entire cost of remediating active, abandoned or non-operating sites contaminated by releases of hazardous substances regardless of fault or the amount or share of hazardous substances sent by a party to a site. The U.S. Environmental Protection Agency (“EPA”) has authority under Superfund to order responsible parties to clean up contaminated sites and may seek recovery of the government’s response costs from responsible parties. States have similar legal authority to compel site investigations and cleanups and to recover costs from responsible parties. The U.S. government and states may also sue responsible parties for injuries to natural resources (e.g., rivers and wetlands) arising from contamination.

•	National and international maritime oil spill laws, regulations and conventions, including the Oil Pollution Act of 1990, which imposes significant oil spill prevention requirements, spill response planning obligations, ship design requirements (including phased in double hull requirements for tankers), operational restrictions, spill liability for tankers and barges transporting oil, offshore oil platform facilities and onshore terminals and sets up an oil liability spill fund paid for by taxes on imported and domestic oil.

•	Although no substantive legislation has yet been passed following the April 2010 Deep Water Horizon accident in the Gulf of Mexico, many legislative proposals have been proposed and more will likely follow. New regulations have been issued regarding technical and safety issues. Amendments related to liability under OPA 90 and the Clean Water Act also may be forthcoming.

Similar initiatives are expected in Europe. The European Commission is considering amendments to several directives, including to the Environmental Impact Assessment Directive, Environmental Liability Directive or Seveso Directive.

Other significant U.S. environmental legislation includes the Toxic Substances Control Act, which regulates the development, testing, import, export and introduction of new chemical products into commerce and the Emergency Planning and Community Right-to-Know Act, which requires emergency planning and spill notification as well as public disclosure of chemical usage and emissions.

TOTAL facilities in the United States are also subject to extensive workplace safety regulations promulgated by OSHA. Most notable among OSHA regulations is the Process Safety Management of Highly Hazardous Chemicals (PSM), a comprehensive regulatory program that requires major industrial sources, including petroleum refineries and chemical manufacturing facilities, to undertake significant hazard assessments during the design of new industrial processes and during modifications to existing processes, as well as a comprehensive and continual monitoring and management process for these chemicals.

In 2009, the EPA issued a finding that GHG emissions endanger public health and the environment. This endangerment finding allows the EPA to regulate these emissions under the Clean Air Act. Based on its endangerment finding, the EPA issued final rules in 2010 that apply the federal Clean Air Act’s Prevention of Significant Deterioration and Title V operating permit programs to stationary sources of GHGs. GHG permitting requirements apply to certain stationary sources in two steps beginning on January 2, 2011, with the largest industrial facilities first to become subject to permitting. The EPA intends to issue future rulemakings, beyond 2011, to phase in permitting of smaller industrial sources. Depending upon the outcome of legal challenges and on the content of future GHG regulations by the EPA, TOTAL subsidiaries in the United States may incur additional capital and operating costs to comply with control technology and/or facility upgrade requirements for reducing GHG emissions.

In response to public concerns over the effects of climate change, a number of legislative initiatives have also been proposed in the U.S. Congress, seeking to limit GHG emissions from industrial sources either through “cap-and-trade” market mechanisms or through other means. To date these efforts have not been successful. Should a GHG cap-and-trade system, carbon tax or other GHG regulation become law in the future, industrial facilities owned by TOTAL subsidiaries in the United States may incur additional capital and operating costs to comply with such legislation including the acquisition of emissions allowances to continue operating.

Proceedings instituted by governmental authorities are pending or known to be contemplated against certain U.S.-based subsidiaries of TOTAL under applicable environmental laws that could result in monetary sanctions in excess of $100,000. No individual proceeding is, nor are the proceedings as a whole, expected to have a material adverse effect on TOTAL’s consolidated financial position or profitability.

Risk evaluation

Prior to developing their activities and ongoing during their operation, business units evaluate the related industrial and environmental risks, taking into account regulatory requirements in the countries where these activities are located as well as recognized and generally accepted good engineering practices.

On sites with significant technological risks, Process Hazard Analyses are performed on all new processes. These analyses are generally re-evaluated every five years and updated when significant changes are proposed on existing installations. To standardize and strengthen risk management, TOTAL has developed a shared risk management approach, which is being implemented progressively throughout the sites it operates. On the basis of these analyses, relevant sites have drafted safety management plans and emergency plans in the event of accidents. For example, regarding its petrochemical business in the United States, TOTAL is implementing a Process Safety Management Improvement Plan (PSMIP).

In France, all the sites that meet the criteria of the European Union Seveso II directive are contributing to drafting Risk Management Plans pursuant to the French law of July 30, 2003. Each of these plans will introduce various urban planning measures to reduce risks to urban environments surrounding industrial sites that are considered as high risk according to the criteria of the Seveso II directive. French administrative authorities are preparing such plans while taking into account input from site operators and neighboring residents.

Following the blow-out on the Macondo well in the Gulf of Mexico, TOTAL created three Task Forces in order to analyze risks and make recommendations. In Exploration & Production, Task Force No. 1 is responsible for reviewing the safety aspects of deep offshore drilling operations (architecture of wells, design of blow-out preventers, training of personnel based on lessons learned from the serious accidents that occurred recently in the industry). The two other Task Forces are described in the “Risk management” section hereafter.

Similarly, environmental impact studies are carried out prior to any industrial development through an initial site analysis, taking into account any special sensitivity as well as developing plans to prevent and reduce the impact of accidents. These studies also take into account the health impact of such operations on the local population. In countries where prior administrative authorization and supervision is required, projects are not undertaken without the authorization of the relevant authorities and are developed according to studies provided to the authorities.

For new substances, risk characterizations and evaluations are carried out. Furthermore, life cycle analyses for related risks are performed on certain products to study all the stages of a product’s life cycle from its conception until the end of its useful life.

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

Risk management

Risk management measures involve the design of equipment and structures to be built, the reinforcement of safety devices, and the protection against the consequences of environmental events.

TOTAL seeks to minimize industrial and environmental risks that are inherent to its operations and, to this end, has developed efficient organizations as well as quality, safety and environmental management systems. The Group is also targeting certification for or assessment of its management systems (including International Safety Rating System, ISO 14001, European Management and Audit Scheme) and conducts detailed inspections and audits, trains appropriate personnel, heightens awareness of all the parties involved and implements an active investment policy.

More specifically, following up on the Group’s 2002-2005 and 2006-2009 plans, an action plan was defined by the Group for the 2010-2013 period that focuses on two initiatives for improvement: reducing the frequency and severity of work-related accidents, and strengthening the management of technological risks. The results related to reducing on-the-job accidents are in line with goals, with a significant decrease in the rate of accidents (with or without time-loss) per million hours worked by nearly 80% between the end of 2001 and the end of 2010. In terms of technological risks, this plan’s initiatives include specific organization and behavioral plans as well as plans to minimize risks at the source and to increase safety for people and equipment.

Several environmental action plans have been implemented for different activities of the Group. These plans are designed to improve environmental performance, particularly regarding the use of natural resources, air and water pollution, waste production and treatment, and pollution and site decontamination. They also include quantified objectives to reduce, most notably, greenhouse gas emissions, water pollution as well as sulphur dioxide emissions and to improve energy efficiency.

As part of its efforts to combat climate change and reduce greenhouse gas emissions, the Group committed to reducing gas flaring at its Exploration & Production sites. The Group intends to reduce gas flared by 50% by 2014 compared to 2005.

By the end of 2012, the Group intends to obtain ISO 14001 certification for all of its sites that it considers particularly important to the environment according to criteria updated in 2009. At year-end 2010, 92% of such sites are ISO 14001-certified. A total of more than 280 of the Group’s sites worldwide are certified. These activities are monitored through periodic and coordinated reporting by the Group’s entities.

In addition to Task Force No. 1 created following the blow-out on the Macondo well in the Gulf of Mexico that is described above, TOTAL has set two other internal Task Forces:

•	Task Force No. 2, coordinated with the Global Industry Response Group (GIRG) created by the OGP (International Association of Oil and Gas Producers) is responsible for studying deep-offshore oil capture and containment operations in case a pollution event occurs in deep waters. The Group is also a member of the Coordination Group and other GIRG working groups that pay special attention to prevention and procedures for and time of response.

•	Task Force No. 3 relates to plans to fight accidental spills in order to strengthen the Group’s ability to respond to a major accidental pollution, such as a blow out or a total loss of containment from an FPSO (Floating Production, Storage and Offloading facility). Although the current response to accidental oil spills implemented in the industry proves to be efficient globally, TOTAL pays special attention to technical changes including those related to sub-sea dispersants that were recently used in the Gulf of Mexico. The Group is jointly reviewing these issues with the OGP and the IPIECA (Global oil and gas association for environmental and social issues).

TOTAL has response plans and procedures in place to deal with the environmental impact that would occur in the event of an oil spill or leak from its offshore operations. These response plans and procedures are specific to each of TOTAL’s affiliates, and are consistent with a global plan at the Group level. In order to minimize the risk and extent of environmental impact in the event of an oil spill or leak, TOTAL periodically reviews and regularly tests these emergency plans and procedures.

Each affiliate or operational site of TOTAL is required to have in place an emergency response plan taking into account its specific activities (e.g., drilling, production, transport) and risks. Moreover, whenever an affiliate’s activities expose it to the risk of an oil spill, it has one or more oil spill contingency plan(s) and blowout contingency plan(s) to address any uncontrolled release.

These specific response plans take into account the organization adopted at all levels (site, affiliate, division and Group level) for managing any emergency or crisis situation. They are generally designed to cover, among others, the following matters:

•	listing all pertinent data and characteristics that may be useful in appraising the context (local, geographical, environmental, geological, etc., as the case may be);

•	conducting risk analysis to identify the parameters, methods and tools necessary for evaluating the situation and its probable development, together with a definition of the appropriate measures or solutions;

•	detailing the actions to be taken in response to the relevant situation(s), emphasizing the initial emergency actions;
•	stipulating the interfaces and liaisons required for the specific situation(s) under consideration; and

•	identifying the emergency/backup means and resources potentially necessary, and how they are to be mobilized.

At the Group level, TOTAL has set up the alert scheme PARAPOL (Plan to mobilize Resources Against Pollution) to facilitate crisis management and assist with mobilizing resources in case of pollution. PARAPOL is made available to TOTAL’s affiliates and its main aim is to facilitate access to both internal and external response resources in the event of a pollution of marine, coastal or inland waters, without geographical restriction. The PARAPOL Procedure describes the organization of the emergency response team’s efforts, which is led by a PARAPOL Coordinator who manages or monitors the incident in order to access additional resources, both in terms of equipment and response experts. PARAPOL allows the mobilization of Group experts previously cleared to provide specific assistance to emergency response teams.

Furthermore, TOTAL and its affiliates are currently registered with certain external oil spill cooperatives able to provide expertise, resources and equipment in all geographic areas where TOTAL conducts its activities, including in particular: Oil Spill Response, CEDRE, and Clean Caribbean and Americas.

The Group believes that it is impossible to guarantee that the contingencies or liabilities related to the above mentioned health, safety and environmental concerns will not have a material impact on its business, assets and liabilities, consolidated financial situation, cash flow or income in the future.

Asbestos

Like many other industrial groups, TOTAL is affected by reports of occupational diseases caused by asbestos exposure. The circumstances described in these reports generally concern activities prior to the beginning of the 1980s, long before the adoption of more comprehensive bans on the new installation of asbestos-containing products in most of the countries where the Group operates (January 1, 1997, in France). The Group’s various businesses are not particularly likely to lead to significant exposure to asbestos-related risks, since this material was generally not used in manufacturing processes, except in limited cases. The main potential sources of exposure are related to the use of certain insulating components in industrial equipment. These components are being gradually eliminated from the Group’s equipment through asbestos-elimination plans that have been underway for several years. However, considering the long period of time that may elapse before the harmful results of exposure to asbestos arise (up to 40 years), TOTAL anticipates that other reports may be filed in the years to come. Asbestos-related issues have been subject to close monitoring in all the Group’s business units. As of December 31, 2010, the Group estimates that the ultimate cost of all asbestos-related claims paid or pending is not likely to have a material effect on the financial situation of the Group.

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

Economic or political factors

The oil sector is subject to domestic regulations and the intervention of governments or state-owned companies in such areas as:

•	the award of exploration and production interests;
•	authorizations by governments or by a state-controlled partner, especially for development projects, annual programs or the selection of contractors or suppliers;
•	the imposition of specific drilling obligations;
•	environmental protection controls;
•	control over the development and abandonment of a field causing restrictions on production;
•	calculating the costs that may be recovered from the relevant authority and what expenditures are deductible from taxes;
•	cases of expropriation or reconsideration of contractual rights; and
•	cases of nationalization.

The oil industry is also subject to the payment of royalties and taxes, which may be high compared with those imposed with respect to other commercial activities and which may be subject to material modifications by the governments of certain countries.

Substantial portions of TOTAL’s oil and gas reserves are located in certain countries that may be considered as politically and economically unstable. These reserves and the related operations are subject to certain additional risks, including:

•	the establishment of production and export quotas;
•	the compulsory renegotiation of contracts;
•	the expropriation or nationalization of assets;
•	risks relating to changes of local governments or resulting changes in business customs and practices;
•	payment delays;
•	currency exchange restrictions;
•	depreciation of assets due to the devaluation of local currencies or other measures taken by governments that might have a significant impact on the value of activities; and
•	losses and decreased activity due to armed conflicts, civil unrest or the actions of terrorist groups.

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

For more information on U.S. and other legal restrictions relevant to our activities in these jurisdictions, see “Item 3. Risk Factors — We have activities in certain countries which are subject to U.S. and EU sanctions and our activities in Iran could lead to sanctions under relevant U.S. and EU legislation”.

Cuba

In 2010, TOTAL had limited marketing activities for the sale of specialty products to non-state entities in Cuba and paid taxes on such activities. In addition, TOTAL’s Trading & Shipping division purchased hydrocarbons pursuant to spot contracts from a state-controlled entity for approximately €83 million.

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

To date, TOTAL has entered into such buyback contracts with respect to the development of four fields: Sirri, South Pars 2 & 3, Balal and Dorood. For all of these contracts, development operations have been completed and TOTAL retains no operational responsibilities. A technical services agreement for the Dorood field expired in December 2010. As TOTAL is no longer involved in the operation of these fields, TOTAL has no information on the production from these fields. Some payments are yet to be reimbursed to TOTAL with respect to South Pars 2 & 3, Balal and Dorood. In 2010, TOTAL’s production in Iran, corresponding to such payments in kind, was 2 kboe/d. No royalties or fees are paid by the Group in connection with these buyback and service contracts. In 2010, TOTAL made non-material payments to the Iranian administration with respect to certain taxes and social security.

With respect to TOTAL’s Refining & Marketing division’s activities in Iran, Beh Total, a company held 50/50 by Behran Oil and Total Outre-Mer, a subsidiary of the Group, produces and markets small quantities of lubricants (16,000 tons) for sale to domestic consumers in Iran. In 2010, revenue generated from Beh Total’s activities was €34.9 million and cash flow was €5.9 million. Beh Total paid €800,000 in taxes. TOTAL does not own or operate any refineries or chemicals plants in Iran. In 2010, Beh Total paid €5.6 million of dividends for fiscal year 2009 (share of TOTAL: €2.8 million).

In 2010, TOTAL’s Trading & Shipping division purchased in Iran pursuant to a mix of spot and term contracts approximately forty-five million barrels of hydrocarbons from state-controlled entities for approximately €2.5 billion.

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

The EPSA was revised, effective January 1, 2005, to provide that the parties (the Government of Sudan and the consortium partners) would mutually agree upon a resumption date when the petroleum operations could be safely undertaken in the contract area. Such resumption date would mark the starting point of the Group’s work obligations as foreseen in the contract. A joint decision on the resumption date has not yet been made.

Pursuant to the EPSA in 2010, TOTAL, on behalf of the consortium, disbursed nearly $2.2 million as scholarships, social development contributions and contributions to the construction of social infrastructure, schools and water wells along with non-governmental organizations and other stakeholders involved in Southern Sudan.

As of March 23, 2011, TOTAL remains inactive in Sudan. Considering the current situation in Sudan, TOTAL will continue to monitor political changes and discuss with all stakeholders that are present in the country. If TOTAL were to resume its activities in Southern Sudan, it would make sure to do so in strict compliance with applicable national, European and international laws and regulations, as well as with the Group’s Code of Conduct and Ethics

Charter. Regarding humanitarian activities, TOTAL has entered into agreements with NGOs and provides financial and technical support for educational, health and infrastructure projects in Southern Sudan.

Syria

In 2010, TOTAL had two contracts relating to oil and gas Exploration & Production activities: a Production Sharing Agreement entered into in 1988 (“PSA 1988”) for an initial period of twenty years and renewed at the end of 2008 for an additional 10-year period, and the Tabiyeh Gas Project risked Service Contract (the “Tabiyeh contract”) effective from the end of October 2009. TOTAL owns 100% of the rights and obligations under PSA 1988, and is operating on various oil fields in the Deir Ez Zor area through a dedicated non-profit operating company owned equally by the Group and the state-owned Syrian Petroleum Company (“SPC”).

The main terms of PSA 1988 are similar to those normally used in the oil and gas industry. The Group’s revenues derived from PSA 1988 are made up of a combination of “cost oil” and “profit oil”. “Cost oil” represents the reimbursement of operating and capital expenditures and is accounted for in accordance with normal industry practices. The Group’s share of “profit oil” depends on the total annual production level. TOTAL receives its revenues in cash payments made by SPC. TOTAL pays to the state-owned Syrian company SCOT a transportation fee equal to $2/b for the oil produced in the area, as well as non-material payments to the Syrian government related to PSA 1988 for such items as withholding taxes and Syrian social security.

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

In 2010, technical production for PSA 1988 and the Tabiyeh contract taken together amounted to 74 kboe/d, of which 39 kboe/d were accounted for as the Group’s share of production. The amount identified as technical production under the agreements, minus the amount accounted for as the Group’s share of production, does not constitute the total economic benefit accruing to Syria under the terms of the agreements since Syria retains a margin on a portion of the Group’s production and receives certain production taxes.

In 2010, through its subsidiary Total Middle East based in Dubai, TOTAL sold 6,000 tons of lubricants in Syria via a distributor.

In 2010, TOTAL’s Trading & Shipping division purchased in Syria pursuant to a mix of spot and term contracts nearly ten million barrels of hydrocarbons from state-controlled entities for approximately €580 million.

Competition

TOTAL is subject to competition from other oil companies in the acquisition of assets and licenses for the exploration and production of oil and natural gas as well as for the sale of manufactured products based on crude and refined oil. TOTAL’s competitors are comprised of national oil companies and international oil companies.

In this regard, the major international oil companies in competition with TOTAL are ExxonMobil, Royal Dutch Shell, Chevron and BP. As of December 31, 2010, TOTAL ranked fifth among these companies in terms of market capitalization.(1)

Insurance and risk management

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

At the same time, OIRC negotiates a reinsurance program at the Group level with mutual insurance companies for the oil industry and commercial reinsurers. OIRC permits the Group to better manage price variations in the

(1)  Source: Reuters.

insurance market by taking on a greater or lesser amount of risk corresponding to the price trends in the insurance market.

In 2010, the net amount of risk retained by OIRC after reinsurance was a maximum of €50 million per third-party liability insurance claim and €50 million per property damage and/or business interruption insurance claim. Accordingly, in the event of any loss giving rise to an insurable claim, the effect on OIRC would be limited to its maximum retention of €100 million per event.

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

More specifically, for:

•	Third-party liability insurance: since the maximum financial risk cannot be evaluated by a systematic approach, the amounts insured are based on market conditions and industry practice, in particular, the oil industry. In 2010, the Group’s third-party liability insurance for any liability (including potential accidental environmental liabilities) was capped at $850 million.

•	Property damage and business interruption: the amounts insured vary by sector and by site and are based on the estimated cost of and reconstruction under maximum loss scenarios and on insurance market conditions. The Group subscribed for business interruption coverage in 2010 for its main refining and petrochemical sites.

For example, with respect to the highest estimated risks of the Group (floating production, storage and offloading units (FPSO) in Angola and the Group’s main European refineries), the Group’s share of coverage in 2010 was approximately $1.5 billion.

Deductibles for property damage and third-party liability fluctuate between €0.1 million and €10 million depending on the level of risk and liability, and are borne by the relevant subsidiary. For business interruption, coverage begins sixty days after the event giving rise to the interruption.

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

While TOTAL believes its insurance coverage is in line with industry practice and sufficient to cover normal risks in its operations, it is not insured against all possible risks. In the event of a major environmental disaster, for example, TOTAL’s liability may exceed the maximum coverage provided by its third-party liability insurance. The loss TOTAL could suffer in the event of such a disaster would depend on all the facts and circumstances and would be subject to a whole range of uncertainties, including legal uncertainty as to the scope of liability for consequential damages, which may include economic damage not directly connected to the disaster. The Group cannot guarantee that it will not suffer any uninsured loss and there can be no assurance, particularly in the case of a major environmental disaster or industrial accident, that such loss would not have a material adverse effect on the Group.

Organizational Structure

TOTAL S.A. is the parent company of the TOTAL Group. As of December 31, 2010, there were 687 consolidated subsidiaries, of which 596 were fully consolidated and 91 were accounted for under the equity method. For a list of the principal subsidiaries of the Company, see Note 35 to the Consolidated Financial Statements.

Tender Offer by TOTAL S.A. for Outstanding Elf Aquitaine Shares

Pursuant to the public tender offer followed by a squeeze out announced on March 24, 2010, TOTAL S.A. now owns 100% of the securities issued by Elf Aquitaine.

The offer, which took place from April 16 to 29, 2010, at the price of €305 per share (including the remaining 2009 dividend), was intended for all of the Elf Aquitaine shares that were not held directly or indirectly by TOTAL S.A., representing 1,468,725 Elf Aquitaine shares (0.52% of the share capital and 0.27% of the company’s voting rights).

The squeeze out procedure was implemented on April 30, 2010 to acquire all the Elf Aquitaine shares targeted by the offer and which had not been tendered to the offer by the minority shareholders upon payment of a compensation per share set at the price of the offer (i.e., €305 per Elf Aquitaine share (including the remaining 2009 dividend)).

Elf Aquitaine shares were delisted from Euronext Paris on April 30, 2010 (AMF notice No. 210C0376).

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

OVERVIEW

TOTAL’s results are affected by a variety of factors, including changes in crude oil and natural gas prices as well as refining and marketing margins, which are all generally expressed in dollars, and changes in exchange rates, particularly the value of the euro compared to the dollar. Higher crude oil and natural gas prices generally have a positive effect on the income of TOTAL, since its Upstream oil and gas business benefits from the resulting increase in revenues realized from production. Lower crude oil and natural gas prices generally have a corresponding negative effect. The effect of changes in crude oil prices on TOTAL’s Downstream activities depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. In the past several years, crude oil and natural gas prices have varied greatly. As TOTAL reports its results in euros, but conducts its operations mainly in dollars, the effect of an increase in crude oil and natural gas prices is partly offset by the effect of the variation in exchange rates during periods of weakening of the dollar relative to the euro and strengthened during periods of strengthening of the dollar relative to the euro. TOTAL’s results are also significantly affected by the costs of its activities, in particular those related to exploration and production, and by the outcome of its strategic decisions with respect to cost reduction efforts. TOTAL’s results are also affected by general economic and political conditions and changes in governmental laws and regulations, as well as by the impact of decisions by OPEC on production levels. For more information, see “Item 3. Key Information — Risk Factors” and “Item 4. Information on the Company — Other Matters”.

In 2010, the market environment for the oil and gas industry was marked by the rebound in the demand for oil, gas and petroleum products, driven by the global economic growth, in particular in emerging countries. Crude oil prices increased in 2010 to reach an average $80/b. Spot gas prices in Europe and Asia also recovered. Following the 2009 record low levels, refining margins recovered to average $27/t in Europe. In the Chemicals segment, demand for polymers improved in all consuming areas and led to recovering petrochemical margins.

In this context, TOTAL’s 2010 net income (Group share) was €10,571 million, up 25% compared to €8,447 million in 2009, reflecting the improved environment and the sound performance of the Group, in particular with production growing in the Upstream segment by more than 4% compared to 2009.

Benefiting from a strong increase in its cash flow from operations, TOTAL strengthened its balance sheet with a net debt to equity ratio of 22% at year-end 2010, down from 27% at year-end 2009 (for the computation of the net debt to equity ratio, see the Consolidated Financial Statements included elsewhere herein, Note 20) Financial debt and related financial instruments — C) Net-debt-to-equity ratio).

The year 2010 also marks a new dynamic in the implementation of TOTAL’s strategy, with a bolder exploration program and profound changes to the portfolio in each business segment. With a higher level of acquisitions and disposals, the Group also showed its intention to optimize its portfolio of businesses.

In 2010, TOTAL reasserted the priorities of safety and the environment as part of its operations and investments throughout its business. For all of its projects conducted in a large number of countries, the Group put an emphasis on corporate social responsibility (CSR) challenges and the development of local industries.

The process initiated in 2004 to increase R&D budgets continued with expenditures of €715 million, up 10% compared to 2009, with the aim of, in particular, the continued improvement of the Group’s technological expertise in the development of oil and gas resources and the development of solar, biomass, carbon capture and storage technologies in order to contribute to changes in the global energy mix.

In the Upstream segment, the Group continued its ambitious investment program that includes launching seven new projects, including Laggan/Tormore in the North Sea and CLOV in Angola. Highlights of 2010 also included the announcement of the acquisition of an interest in two major projects: the Fort Hills field and Voyageur upgrader in Canada and GLNG in Australia. The Group continued to add to its acreage with new exploration plays focused on pre-salt projects, unconventional gas and new frontier areas. Finally, in 2010, TOTAL divested its interests in the Valhall and Hod fields in Norway and Block 31 in Angola, and announced the sale of its Exploration & Production subsidiary in Cameroon.

In the Downstream and Chemicals segments, major changes took place in 2010 that included the shutdown of the Dunkirk refinery in France and the upgrading of the refinery and the petrochemical plant in Normandy. This demonstrated the Group’s intention to adapt to changing demand in Europe while the start-up of the Ras Laffan steam cracker in Qatar will contribute to taking better advantage of the growth in Middle Eastern and Asian markets. In Marketing and Specialty Chemicals, the Group continued to optimize its business by setting up TotalErg in Italy, offering for sale its marketing network in the United Kingdom and disposing of Mapa Spontex while seeking to consolidate its leading position with respect to these businesses.

Outlook

In 2011, TOTAL intends to consolidate its drivers for growth and enhance the priority given to the safety, reliability and acceptability of its operations.

Budgeted capital expenditures of the business segments for 2011 amount to €15.4 billion ($20 billion)(1). In addition, TOTAL intends to continue to acquire targeted assets and dispose of non strategic assets.

Capital expenditures will mostly be focused on the Upstream segment with an allocation of €12.3 billion ($16 billion)(1). 35% of the investments in the Upstream segment should be dedicated to producing assets while 65% should be assigned to develop new projects. In the Downstream and Chemicals segments, capital expenditures will amount to nearly €3.1 billion ($4 billion)(1) in 2011, in particular dedicated to upgrading the Normandy refinery and petrochemical plant and building the Jubail refinery in Saudi Arabia. In addition, major turnarounds of Group refineries should increase compared with the lower number recorded in 2010.

The Group also confirms its commitment with respect to R&D with a budget increasing to nearly €0.8 billion ($1 billion)(1) in 2011.

In the Upstream segment, TOTAL expects to start-up a new wave of major projects starting in mid-2011 with, in particular, the start-up of Pazflor in Angola scheduled in the fourth quarter of the year. The Group will also carry on the study of a number of projects in Russia, Australia, Canada and China. Commencement of construction over the course of the next couple of years, subject to final investment decisions, will contribute to increasing visibility on middle-term growth. With an exploration budget increasing to €1.6 billion ($2.1 billion)(1) for 2011, the Group will also implement a bolder and more diversified approach with the expectation of making greater discoveries in the years to come.

(1)  Converted at a rate of $1.30/€.

In the Downstream and Chemicals segments, TOTAL will strive to improve competitiveness by continuing to adapt its assets portfolio in Europe, starting up new units at the Port Arthur refinery in the United States and developing positions in growth markets.

With a sound balance sheet at year-end 2010 and increased leeway in an environment marked with crude oil prices over $80/b, TOTAL will continue to develop its various projects in 2011 through an ambitious investment program while sticking to a targeted net debt to equity ratio between 25% and 30% and a dividend policy with an average pay-out ratio of 50% based on adjusted fully-diluted earnings per share(1). The Group also confirms its intention to divest the remainder of its stake in Sanofi-Aventis by 2012, which represented 5.5% of the outstanding share capital of Sanofi-Aventis as of December 31, 2010, for an estimated market value of €3.5 billion ($4.6 billion)(2).

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

Successful efforts method of oil and gas accounting

The Group follows the successful efforts method of accounting for its oil and gas activities. The Group’s oil and gas reserves are estimated by the Group’s petroleum engineers in accordance with industry standards and SEC regulations. In December 2008, the SEC published a revised set of rules for the estimation of reserves. These revised rules were used for the year-end estimation of reserves beginning in 2009. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. These estimates do not include probable or possible reserves. Estimated oil

(1)  For the adjusted fully-diluted earnings per share, see the Consolidated Financial Statements included elsewhere herein, Note 4) Business segment information — A) Information by business segment.
(2)  Converted at a rate of $1.30/€.

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

The successful efforts method requires, among other things, that the capitalized costs for proved oil and gas properties (which include the costs of drilling successful wells) be amortized on the basis of reserves that are produced in a period as a percentage of the total estimated proved reserves. The impact of changes in estimated proved reserves is dealt with prospectively by amortizing the remaining book value of the asset over the expected future production. If proved reserve estimates are revised downward, earnings could be affected by higher depreciation expense or an immediate write-down of the property’s book value. Conversely, if the oil and gas quantities were revised upwards, future per-barrel depreciation and depletion expense would be lower.

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

Healthcare cost trend assumptions (when relevant) reflect an estimate of the actual future changes in the cost of the healthcare-related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization, and changes in health status of the participants.

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

The effect pensions had on results of operations, cash flow and liquidity is fully set out in Note 18 to the Consolidated Financial Statements. Net employee benefit expense in 2010 amounted to €374 million and the Company’s contributions to pension plans were €269 million.

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

The unrecognized actuarial losses of pension benefits as of December 31, 2010, were €1,170 million compared to €1,045 million for 2009. The increase in unrecognized actuarial losses is explained by actuarial losses due to a decrease in discount rates in 2010 partially offset by an increase in the value of plan assets. As explained above, pension accounting principles allow that such actuarial losses be deferred and amortized over future periods, in the Company’s case a period of fifteen years.

While the Company has not completed its calculations for 2011, it is considering a decreased weighted-average expected return on pension plan assets for the year (5.90% compared to the 2009 rate of 6.39%), due to a decrease in discount rates in 2010. The Company does not believe that it will be significantly modifying its discount rate in the near future.

The Company’s estimates indicate that a 1% increase or decrease in the expected rate of return on pension plan assets would have caused a €60 million decrease or increase, respectively, in the 2010 net periodic pension cost. The estimated impact on expense of the amortization of the unrecognized actuarial losses of €1,170 million as of December 31, 2010, is €51 million for 2011, compared to €66 million for 2010.

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

RESULTS 2008-2010

As of and for the year ended December 31, (M€, except per share data)	2010	2009	2008
Non-Group sales	159,269	131,327	179,976
Net income (Group share)	10,571	8,447	10,590
Diluted earnings per share	4.71	3.78	4.71

Group Results 2010 vs. 2009

In 2010, the oil and gas market environment was characterized by increased demand for oil and natural gas products. Crude oil prices were relatively stable during 2010, with an average Brent oil price of $79.5/b, an increase of 29% compared to $61.7/b in 2009. In 2010, TOTAL’s average liquids price realization(1) increased 31% to $76.3/b from $58.1/b in 2009, in line with the increase in the average Brent price of oil. TOTAL’s average natural gas price realization(1) decreased to $5.15/MBtu in 2010 from $5.17/MBtu in 2009. The average euro-dollar exchange rate was 1.33 $/€ on average in 2010 compared to 1.39 $/€ in 2009.

Refining margins rebounded in 2010 from historically low levels in 2009. For the full year 2010, the Group’s European Refining Margin Indicator (ERMI) was 27.4 $/t, an increase of 54% compared to $17.8/t in 2009.

For the full year 2010, the Chemicals segment benefited from a strong rebound in demand and margins in the Base chemicals market, as well as an increase in demand in the Specialties chemicals market.

Consolidated sales of TOTAL were €159.3 billion in 2010, an increase of 21% from €131.3 billion in 2009, as a result of an increase in non-Group sales in the Upstream, Downstream and Chemicals segments of 15%, 23% and 19%, respectively.

Reported net income (Group share) in 2010 increased by 25% to €10,571 million from €8,447 million in 2009, mainly due to the increase in hydrocarbon prices and production, as well as a rebound in the Chemicals segment. The after-tax impact of prices on inventory valuation accounted for in the Downstream and Chemicals segments had a positive impact on net income (Group share) of €748 million in 2010 and a positive impact of €1,533 million in 2009, in each case due to the increase in oil prices. For a discussion of the impact of prices on inventory valuation in the Downstream and Chemicals segments see ‘‘— Business Segment Reporting” below. Special items had a negative impact on net income (Group share) of €384 million in 2010, comprised essentially of asset impairments that had a negative impact of €1,224 million and gains on asset sales that had a positive impact of €1,046 million. Special items had a negative impact of €570 million in 2009. Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi-Aventis as an equity affiliate, but treats such interest as a financial asset available for sale in the line “Other investments” of the balance sheet. The Group’s share of adjustment items related to Sanofi-Aventis had a negative impact on net income (Group share) of €81 million in 2010 (six months) and a negative impact of €300 million in 2009 (full year).

In 2010, income taxes amounted to €10,228 million, an increase of 32% compared to €7,751 in 2009, primarily as a result of the increase in taxable income. The increase in the effective tax rate from 47% in 2009 to 49% in 2010 was mainly due to an increase in the portion of the Group income before tax attributable to entities with a local tax rate much higher than the French tax rate (34.43%). The portion of the Upstream income before tax represented 89% in 2010 compared with 82% in 2009, with a mechanical impact on the Group effective tax rate.

The Group did not buy back shares in 2010. The number of fully-diluted shares at December 31, 2010, was 2,249.3 million compared to 2,243.7 million at December 31, 2009.

(1)  Consolidated subsidiaries, excluding fixed margin and buyback contracts.

Fully-diluted earnings per share, based on 2,244.5 million weighted-average shares, was €4.71 in 2010, compared to €3.78 in 2009, an increase of 25%.

Group Results 2009 vs. 2008

In 2009, the oil and gas market environment was characterized by a sharp decline in the demand for oil, natural gas and refined products. Following a significant decrease in the fourth quarter of 2008, crude oil prices rebounded during 2009 to an average Brent oil price of $61.7/b, which represents a decrease of approximately 37% compared to the average Brent oil price of $97.30/b in 2008. Natural gas spot prices remained depressed throughout 2009, with an average of $5.17/Mbtu, which represents a decrease of 30% compared to $7.38/Mbtu in 2008. The decrease in oil and gas prices was partially offset by the slight strengthening of the dollar comparative to the euro: the average euro-dollar exchange rate was $1.39/€ in 2009 compared to $1.47/€ in 2008. Comparing 2009 to 2008, TOTAL’s average liquids price realization.(1) decreased by 36% and average natural gas price realization decreased by 30%.

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

In 2009, income taxes amounted to €7,751 million, a decrease of 45% compared to €14,146 in 2008, primarily as a result of the decline in taxable income. The decrease in the effective tax rate from 56% in 2008 to 47% in 2009 was mainly due to the fall in the portion of the Group income before tax attributable to entities with a local tax rate much higher than the French tax rate (34.43%), mainly entities from the Upstream segment. The portion of the Upstream income before tax represented 82% in 2009 compared with 99% in 2008, with a mechanical impact on the Group effective tax rate.

The Group did not buy back shares in 2009. The number of fully-diluted shares at December 31, 2009, was 2,243.7 million compared to 2,235.3 million at December 31, 2008.

Fully-diluted earnings per share, based on 2,237.3 million weighted-average shares, was €3.78 compared to €4.71 in 2008, a decrease of 20%.

Business Segment Reporting

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

(1)  Consolidated subsidiaries, excluding fixed margin and buyback contracts.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, inventories are valued based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the segment measure of profitability for the Downstream segment and Chemicals segment is based on the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which is conceptually close to the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between results according to FIFO and using the replacement cost method. When the replacement cost is higher than the cost of the oldest inventory, use of the replacement cost method lowers results. When the replacement cost is lower than the cost of the oldest inventory, use of the replacement cost method, as opposed to FIFO, increases results. In the discussion of net income (Group share) we separately disclose the after-tax amount of the inventory valuation effect.

Until June 30, 2010, the Group also adjusted for its equity share of adjustment items related to Sanofi-Aventis. As of July 1, 2010, Sanofi-Aventis is no longer accounted for as an equity affiliate (but is instead treated as a financial asset available for sale in the line “Other investments” of the balance sheet).

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

In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income but included in net income are interest expenses related to net financial debt only, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items, the inventory valuation effect and, until June 30, 2010, Sanofi-Aventis related items) described above. For further discussion on the calculation of net operating income and the calculation of return on average capital employed (ROACE)(1), see Note 2 to the Consolidated Financial Statements.

Upstream results

(M€)	2010	2009	2008
Non-Group sales	18,527	16,072	24,256
Operating income(a)	17,450	12,858	23,468
Equity in income (loss) of affiliates and other items	1,533	846	1,541
Tax on net operating income	(10,131)	(7,486)	(14,563)
Net operating income(a)	8,852	6,218	10,446
Adjustments affecting net operating income	(255)	164	278
Adjusted net operating income(b)	8,597	6,382	10,724
Investments	13,208	9,855	10,017
Divestments	2,067	398	1,130

ROACE	21%	18%	36%

(a)	For the definition of operating income and net operating income, see Note 2 to the Consolidated Financial Statements.
(b)	Adjusted for special items. See Notes 2 and 4 to the Consolidated Financial Statements.

(1)  ROACE = adjusted net operating income divided by average capital employed.

2010 vs. 2009

Upstream segment sales (excluding sales to other segments) increased by 15% to €18,527 million in 2010 from €16,072 million in 2009, reflecting essentially the impact of higher hydrocarbon prices and production growth.

For the full year 2010, oil and gas production averaged 2,378 kboe/d, compared to 2,281 kboe/d in 2009. This 4.3% increase was essentially the result of production ramp-ups on new projects, net of the normal decline, and a lower level of turnarounds (+3%), changes in the portfolio (+2%), lower OPEC reductions and an increase in gas demand (+1.5%) and improved security conditions in Nigeria (+1%), partially offset by the price effect(1) (-3%).

Proved reserves based on SEC rules were 10,695 Mboe at December 31, 2010 (Brent at $79.02/b), compared to 10,483 Mboe at December 31, 2009 (Brent at $59.91/b). At the 2010 average rate of production, the reserve life is more than twelve years.

See “Item 4. Information on the Company — Exploration & Production — Reserves” for a discussion of proved reserves and “Supplemental Oil and Gas Information (Unaudited)” contained elsewhere herein for additional information on proved reserves, including tables showing changes in proved reserves by region.

Upstream net operating income in 2010 amounted to €8,852 million (for 2009, €6,218 million) from operating income of €17,450 million (for 2009, €12,858 million), with the difference resulting primarily from taxes on net operating income of €10,131 (for 2009, €7,486 million), partially offset by income from equity affiliates and other items of €1,533 million (for 2009, €846 million).

Over the full year 2010, adjusted net operating income for the Upstream segment was €8,597 million compared to €6,382 million in 2009, an increase of 35%, essentially due to hydrocarbon prices (+€2.3 billion). Technical costs for consolidated subsidiaries, in accordance with ASC 932(2) were $16.6/boe in 2010, compared to $15.4 boe in 2009, mainly due to depreciation, depletion and amortization (DD&A) charges related notably to the start-up of new projects and increased operating expenses per barrel.

Adjusted net operating income for the Upstream segment excludes special items. In 2010, the exclusion of special items (comprised principally of capital gains on asset sales partially offset by asset impairments) had a negative impact of €255 million on adjusted net operating income for the Upstream segment compared to a positive impact of €164 million in 2009 (comprised principally of asset impairments and other elements).

The Upstream segment’s total capital expenditures increased by 34% to €13,208 million in 2010 from €9,855 million in 2009. The capital expenditures in 2010 mainly included projects in the following countries: Angola, the United States, Nigeria, Canada, Norway, Kazakhstan, Australia, the United Kingdom, Indonesia, the Republic of the Congo, Libya, Gabon and Thailand.

ROACE for the Upstream segment increased to 21% in 2010 from 18% in 2009. The increase was mainly due to the adjusted net operating income having increased, principally due to increased hydrocarbon prices and production.

2009 vs. 2008

Upstream segment sales (excluding sales to other segments) were down 34% to €16,072 million in 2009 compared to €24,256 million in 2008, reflecting essentially lower average hydrocarbon prices and a decrease in production, which were partially offset by the impact of the appreciation of the dollar compared to the euro.

In 2009, TOTAL’s average liquids price realization(3) decreased 36% to $58.1/b from $91.1/b in 2008, in line with the decrease in the average Brent price of oil, which was $61.7/b in 2009 compared to $97.3/b in 2008. TOTAL’s average natural gas price realization(3) decreased 30% to $5.17/MBtu in 2009 from $7.38/MBtu in 2008.

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
(2)  Accounting Standards Codification Topic 932, Extractive industries — Oil and Gas.
(3)  Consolidated subsidiaries, excluding fixed margin and buyback contracts.

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

Over the full year 2009, adjusted net operating income for the Upstream segment was €6,382 million compared to €10,724 million in 2008, a decrease of 40%, essentially due to lower hydrocarbon prices (-€4.6 billion), partially offset by the positive impact of a slightly stronger dollar compared to the euro (+€0.4 billion). Technical costs for consolidated subsidiaries, in accordance with ASC 932 were $15.4/boe in 2009, stable compared to 2008, with a decrease of 8% in operating expenses per barrel offsetting an increase in depreciation, depletion and amortization (DD&A) charges related notably to the start-up of new projects.

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

Downstream results

(M€)	2010	2009	2008
Non-Group sales	123,245	100,518	135,524
Operating income(a)	982	2,237	826
Equity in income (loss) of affiliates and other items	141	169	(158)
Tax on net operating income	(201)	(633)	(143)
Net operating income(a)	922	1,773	525
Adjustments affecting net operating income	246	(820)	2,044
Adjusted net operating income(b)	1,168	953	2,569
Investments	2,343	2,771	2,418
Divestments	499	133	216

ROACE	8%	7%	20%

(a)	For the definition of operating income and net operating income, see Note 2 to the Consolidated Financial Statements.
(b)	Adjusted for special items and the inventory valuation effect. See Notes 2 and 4 to the Consolidated Financial Statements.

2010 vs. 2009

For the full year 2010, the European Refining Margin Indicator (ERMI) was 27.4 $/t, an increase of 54% compared to 2009.

Downstream segment sales (excluding sales to other segments) were €123,245 million in 2010, an increase of 23% from €100,518 million in 2009.

Refined product sales (including trading operations) were 3,776 kb/d in 2010, an increase of 4% compared to 3,616 kb/d in 2009. Refinery throughput in 2010 was 2,009 kb/d, a 7% decrease compared to 2,151 kb/d in 2009. For the full year 2010, the refinery utilization rate based on crude throughput was 73% (77% for crude and other feedstock) compared to 78% in 2009 (83% for crude and other feedstock), reflecting essentially the shutdown of the Dunkirk refinery and a distillation unit at the Normandy refinery as well as impacts from strikes in France. In 2010, the level of scheduled turnarounds for refinery maintenance was low, with turnaround activity expected to increase notably in 2011.

In 2010, Downstream net operating income decreased to €922 million (for 2009, €1,773 million) from operating income of €982 million (for 2009, €2,237 million), with the difference between net operating income and operating income resulting primarily from taxes on net operating income of €201 million (for 2009, €633 million), partially offset by income from equity affiliates and other items of

€141 million (for 2009, €169 million). The decrease in 2010 compared to 2009 was due primarily to the impairment charge for French and UK refining assets referred to below.

The Downstream segment’s adjusted net operating income in 2010 was €1,168 million compared to €953 million in 2009. The increase is essentially due to the positive impact of the refining margin improvement, which was partially offset by lower throughput and reliability of the Group’s refineries in 2010 and less favorable conditions for supply optimization.

Adjusted net operating income for the Downstream segment excludes any after-tax inventory valuation effect and special items. The adjustment for the inventory valuation effect had a negative impact on Downstream adjusted net operating income in 2010 of €640 million compared to a negative impact of €1,285 million in 2009. The exclusion of special items (comprised essentially of impairments on European refining assets (as described below), partially offset by gains on asset sales) in 2010 had a positive impact of €886 million on adjusted net operating income. In 2009, the exclusion of special items (relating mainly to refining asset impairments and other elements) had a positive impact of €465 million on adjusted net operating income.

The persistence of an unfavorable economic environment for refining, affecting Europe in particular, led the Group to recognize an impairment in the Downstream segment, essentially on French and UK refining assets, in the fourth quarter 2010 in the amount of €1,192 million in operating income and €913 million in net operating income. These elements have been treated as adjustment items.

Investments by the Downstream segment were €2,343 million in 2010, compared to €2,771 million in 2009.

ROACE for the Downstream segment was 8% in 2010 compared to 7% in 2009.

2009 vs. 2008

For the full year 2009, the ERMI was 17.8 $/t, a decrease of 65% compared to 2008.

Downstream segment sales (excluding sales to other segments) were €100,518 million in 2009, a decrease of 26% from €135,524 million in 2008.

Refined product sales (including trading operations) were 3,616 kb/d in 2009, decreasing slightly from 3,658 kb/d in 2008. Refinery throughput in 2009 was 2,151 kb/d, a 9% decrease compared to 2,362 kb/d in 2008. For the full year 2009, the refinery utilization rate based on crude throughput was 78% (83% for crude and other feedstock) compared to 88% in 2008 (91% for crude and other feedstock), reflecting the voluntary throughput reductions in the Group’s refineries. Five refineries had scheduled turnarounds for maintenance in 2009 compared to six in 2008.

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

Investments by the Downstream segment were €2,771 million in 2009, compared to €2,418 million in 2008.

ROACE for the Downstream segment was 6.6% in 2009 compared to 19.9% in 2008 due principally to the significant decrease in adjusted net operating income.

Chemicals

(M€)	2010	2009	2008
Non-Group sales	17,490	14,726	20,150
Operating income(a)	964	553	(58)
Equity in income (loss) of affiliates and other items	215	(58)	(34)
Tax on net operating income	(267)	(92)	76
Net operating income(a)	912	403	(16)
Adjustments affecting net operating income	(55)	(131)	684
Adjusted net operating income(b)	857	272	668
Investments	641	631	1,074
Divestments	347	47	53

ROACE	12%	4%	9%

(a)	For the definition of operating income and net operating income, see Note 2 to the Consolidated Financial Statements.
(b)	Adjusted for special items and the inventory valuation effect. See Notes 2 and 4 to the Consolidated Financial Statements.

2010 vs. 2009

For the full year 2010, Chemicals segment sales, excluding intra-Group sales, were €17,490 million, an increase of 19% compared to 2009.

In 2010, net operating income for the Chemicals segment was €912 million (for 2009, €403 million) from an operating income of €964 million (for 2009, €553 million), with the difference between net operating income and operating income resulting primarily from a gain from equity affiliates and other items of €215 million (for 2009, a loss of €58 million) offset by a loss from taxes on net operating income of €267 million (for 2009, a tax loss of €92 million).

The adjusted net operating income for the Chemicals segment in 2010 was €857 million compared to €272 million in 2009. The adjusted net operating income for the Base chemicals increased by €377 million from 2009 to 2010, due to an improved environment and the ramp up of new production units in Qatar. In 2010, the Specialties chemicals benefited from strong operational performance and good positioning in growth markets.

Adjusted net operating income for the Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on Chemicals adjusted net operating income of €113 million in 2010, compared to a negative impact of €254 million in 2009. In 2010, the exclusion of special items had a positive impact on Chemicals adjusted net operating income of €58 million. In 2009, the exclusion of special items (comprised primarily of asset impairments and other elements) had a positive impact on Chemicals adjusted net operating income of €123 million.

Investments by the Chemicals segment increased to €641 million in 2010 compared to €631 million in 2009.

ROACE for the Chemicals segment was 12% in 2010 compared to 4% in 2009 due principally to the significant increase in adjusted net operating income.

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

ROACE for the Chemicals segment was 3.8% in 2009 compared to 9.2% in 2008 due principally to the significant decrease in adjusted net operating income.

LIQUIDITY AND CAPITAL RESOURCES

(M€)	2010	2009	2008
Cash flow from operating activities	18,493	12,360	18,669
Including (increase) decrease in working capital	(496)	(3,316)	2,571
Cash flow used in investing activities	(11,957)	(10,268)	(11,055)
Total expenditures	(16,273)	(13,349)	(13,640)
Total divestments	4,316	3,081	2,585
Cash flow used in financing activities	(3,348)	(2,868)	(793)
Net increase (decrease) in cash and cash equivalents	3,188	(776)	6,821
Effect of exchange rates	(361)	117	(488)
Cash and cash equivalents at the beginning of the period	11,662	12,321	5,988

Cash and cash equivalents at the end of the period	14,489	11,662	12,321

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

The largest part (approximately 85%) of TOTAL’s capital expenditures is made up of additions to intangible assets and property, plant and equipment, with the remainder attributable to equity-method affiliates and to acquisitions of subsidiaries. In the Upstream segment, as described in more detail under “Supplemental Oil and Gas Information (Unaudited) — Costs incurred in oil and gas property acquisition, exploration and development activities”, capital expenditures are principally development costs (approximately 65% mainly for construction of new production facilities), exploration expenditures (successful or unsuccessful, approximately 10%) and acquisitions of proved and unproved properties (approximately 25%). In the Downstream segment, about 70% of capital expenditures are related to refining activities (essentially 40% for existing units including maintenance and major turnarounds and 60% for new construction), the balance being used in marketing/retail activities and for information systems. In the Chemicals segment, capital expenditures relate to all activities, and are split between Base Chemicals (approximately 75%) and Specialties (approximately 25%). For information on expenditures by business segment, please refer to the discussion of TOTAL’s results for each segment above.

Cash flow from operating activities was €18,493 million in 2010 compared to €12,360 million in 2009 and €18,669 million in 2008. The €6,133 million increase in cash flow from operating activities from 2009 to 2010 was due in part to higher net income (Group share), which increased by €2,124 million over the same period. The cash flow from operating activities was also affected by the effect of changes in oil and oil product prices on the Group’s working capital requirement. As IFRS rules require TOTAL to account for inventories of petroleum products according to the FIFO method, an increase in oil and oil product prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements. In 2010, the Group’s working capital requirement increased by €496 million. In 2009, the Group’s working capital requirement increased by €3,316 million, due primarily to the increase in oil and oil products prices over the course of the year.

Cash flow used in investing activities was €11,957 million in 2010, compared to €10,268 million in 2009 and €11,055 million in 2008.

Total expenditures were €16,273 million in 2010, up 22% from €13,349 million in 2009, after having decreased 2% from €13,640 million in 2008. During 2010, 81% of the expenditures were made by the Upstream segment (as compared to 74% in 2009 and 73% in 2008), 14% by the Downstream segment (as compared to 21% in 2009 and 18% in 2008) and 4% by the Chemicals segment (as compared to 5% in 2009 and 8% in 2008). The main source of funding for these expenditures has been cash from operating activities.

Divestments, based on selling price and net of cash sold, were €4,316 million in 2010 compared to €3,081 million in 2009 and €2,585 million in 2008. In 2010, the Group’s principal divestments were asset sales of €3,442 million, consisting mainly of Sanofi-Aventis shares and the

Group’s interests in the Valhall/Hod fields in Norway and in Block 31 in Angola. In 2009, the Group’s principal divestments were asset sales of €2,663 million, consisting mainly of Sanofi-Aventis shares. In 2008, the Group’s principal divestments were asset sales of €1,451 million, consisting mainly of Sanofi-Aventis shares and reimbursements for carried investments in Yemen, Venezuela and Nigeria.

Cash flow used in financing activities was €3,348 million in 2010, compared to €2,868 million in 2009 and €793 million in 2008. The increase in cash flow used in financing activities compared to 2009 is due primarily to a lower issuance of non-current financial debt in 2010, partially offset by a lower decrease in current borrowings in 2010 compared to 2009.

TOTAL’s non-current financial debt was €20,783 million at year-end 2010 compared to €19,437 million at year-end 2009 and €16,191 million at year-end 2008. For further information on the Company’s level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see Note 20 to the Consolidated Financial Statements. For further information on the Company’s treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Cash and cash equivalents were €14,489 million at year-end 2010 compared to €11,662 million at year-end 2009 and €12,321 million at year-end 2008.

Shareholders’ equity was €61,271 million at December 31, 2010, compared to €53,539 million at year-end 2009 and €49,950 million at year-end 2008. Changes in shareholders’ equity in 2010 were primarily due to the addition of net income and translation adjustments, which were only partially offset by the payment of dividends. Changes in shareholders’ equity in 2009 were primarily due to the addition of net income, which was only partially offset by the payment of dividends and translation adjustments. Changes in shareholders’ equity in 2008 were primarily due to the addition of net income, which was only partially offset by the payment of dividends, translation adjustments and share buybacks. Whereas during 2010 and 2009, TOTAL did not repurchase any of its own shares, TOTAL repurchased 27.6 million of its own shares for €1,339 million during 2008.

As of December 31, 2010, TOTAL’s net-debt-to-equity ratio, which is the sum of current borrowings, other current financial liabilities and non-current financial debt, net of current financial assets, hedging instruments on non-current financial debt and cash and cash equivalents, divided by the sum of shareholders’ equity and minority interests after expected dividends payable, was 22%, compared to 27% and 23% at year-ends 2009 and 2008, respectively. Over the 2008-2010 period, TOTAL used its net cash flow (cash flow from operating activities less investments plus divestments) to maintain this ratio generally in its target range of around 25% to 30%, primarily by managing net debt (as described above), while net income increased shareholders’ equity and dividends paid throughout the period and repurchases of shares performed in 2008 decreased shareholders’ equity. As of December 31, 2010, TOTAL S.A. had $9,592 million of long-term confirmed lines of credit, of which $9,581 million were unused.

In 2011, based on the Group’s capital expenditures budget and after payment of dividends, the Company expects to maintain its net debt-to-equity ratio in the targeted range of around 25% to 30% in an $80 per barrel market environment.

GUARANTEES AND OTHER OFF-BALANCE SHEET ARRANGEMENTS

As part of certain project financing arrangements, Total S.A. provided in 2008 guarantees in connection with the financing of the Yemen LNG project for an amount of €1,335 million, presented under “Guarantees given against borrowings” in Note 23 to the Consolidated Financial Statements. In turn, certain partners involved in this project have given commitments that could, in the case of Total S.A.’s guarantees being called for the maximum amount, reduce the Group’s exposure by up to €427 million, recorded under “Other commitments received” in the same Note. “Guarantees given against borrowings” also include the guarantees provided in 2010 by Total S.A. in connection with the financing of the Jubail project (operated by SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP)) of up to €2,385 million, proportional to TOTAL’s share in the project (37.5%). In addition, Total S.A. provided in 2010 a guarantee in favor of its partner in the Jubail project (Saudi Arabian Oil Company) with respect to Total Refining Saudi Arabia SAS’s obligations under the shareholders agreement with respect to SATORP. As of December 31, 2010, this guarantee is of up to €1,271 million and has been presented under “Other operating commitments” in Note 23 to the Consolidated Financial Statements. These guarantees and other information on the Company’s commitments and contingencies are presented in Note 23 to the Consolidated Financial Statements. The Group does not currently consider that these guarantees, or any other off-balance sheet arrangements of Total S.A. nor any other members of the Group, have or are reasonably likely to have, currently or in the future, a material effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

	Less			More
	than	1-3	3-5	than
Payment due by period (M€)	1 year	years	years	5 years	Total
Non-current debt obligations(a)	—	6,831	5,561	6,346	18,738
Current portion of non-current debt obligations(b)	3,483	—	—	—	3,483
Finance lease obligations(c)	23	68	61	46	198
Asset retirement obligations(d)	177	486	386	4,868	5,917
Operating lease obligations(c)	582	757	504	1,105	2,948
Purchase obligations(e)	6,347	7,511	6,916	40,519	61,293

Total	10,612	15,653	13,428	52,884	92,577

(a)	Non-current debt obligations are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet. The figure in this table is net of the non-current portion of issue swaps and swaps hedging bonds, and excludes non-current finance lease obligations of €175 million.
(b)	The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the balance sheet. The figure in this table is net of the current portion of issue swaps and swaps hedging bonds and excludes the current portion of finance lease obligations of €23 million.
(c)	Finance lease obligations and operating lease obligations: the Group leases real estate, retail stations, ships, and other equipment through non-cancelable capital and operating leases. These amounts represent the future minimum lease payments on non-cancelable leases to which the Group is committed as of December 31, 2010, less the financial expense due on finance lease obligations for €43 million.
(d)	The discounted present value of Upstream asset retirement obligations, primarily asset removal costs at the completion date.
(e)	Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on TOTAL and specify all significant terms, including the amount and the timing of the payments. These obligations mainly include: hydrocarbon unconditional purchase contracts (except where an active, highly liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase), reservation of transport capacities in pipelines, unconditional exploration works and development works in Upstream, and contracts for capital investment projects in Downstream. This disclosure does not include contractual exploration obligations with host states where a monetary value is not attributed and purchases of booking capacities in pipelines where the Group has a participation superior to the capacity used.

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

RESEARCH AND DEVELOPMENT

In 2010, research & development (R&D) expenses amounted to €715 million, compared to €650 million in 2009 and €612 million in 2008.(1) The process initiated in 2004 to increase R&D budgets continued in 2010. In addition, the Group implemented in 2009 a financial device to contribute to the development of start-ups that specialize in the development of innovative technologies in the field of energy.

In 2010, 4,087 employees were dedicated to R&D, compared to 4,016 in 2009 and 4,285 in 2008.

There are six major R&D focuses at TOTAL:

•	developing knowledge, tools and technological mastery to discover and operate complex oil and gas resources to help meet the global demand for energy;

•	developing and industrializing solar, biomass and carbon capture and storage technologies to contribute to changes in the global energy mix;
•	developing practical, innovative and competitive materials that meet the market’s specific needs, contribute to the emergence of new features and systems, enable current materials to be replaced by materials showing higher performance for users, and address the challenges of improved energy efficiency, lower environmental impact and toxicity and achieve better management of their life cycle;
•	developing, industrializing and improving conversion processes of oil, coal and biomass to adapt to changes in resources and markets, improve reliability and safety, achieve better energy efficiency, reduce the environmental footprint, and maintain the Group’s economic margins in the long-term;
•	understanding and measuring the impacts of the Group’s operations and products on ecosystems (water, soil, air, biodiversity) to improve environmental safety, as part of the regulation in place, and reduce their environmental footprint to achieve sustainability in the Group’s operations; and
•	mastering and using innovative technologies such as biotechnologies, nanotechnologies, high-performance computing, information and communications technologies and new analytic techniques.

The Group intends to increase R&D in all of its business units through cross-functional themes and technologies. Attention is paid to synergies of R&D efforts between business units.

The Group has twenty-two R&D sites worldwide and has developed approximately 600 partnerships with other industrial groups and academic or special research institutes. TOTAL also has a permanently renewed network of scientific advisors worldwide that monitor and advise on matters of interest to the Group’s R&D activities. Long-term partnerships with universities and academic laboratories, deemed strategic in Europe, the United States, Japan and China, as well as innovative small businesses are part of the Group’s approach.

Each business unit is developing an active intellectual property activity, aimed at protecting its innovations, allowing its activity to develop without constraints as well as facilitating its partnerships. In 2010, more than 250 new patent applications were issued by the Group.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Composition of the Board of Directors

Directors are appointed by the shareholders for a three-year term (Article 11 of the Company’s by-laws).

In case of the resignation or death of a director between two Shareholders’ Meetings, the Board may temporarily appoint a replacement director. This appointment must be ratified by the next Shareholders’ Meeting. The terms of office of the members of the Board are staggered to more evenly space the renewal of appointments.

The Board of Directors appoints the Chairman of the Board from among its members. The Board of Directors also appoints the Chief Executive Officer who may or may not be a member of the Board.

As of December 31, 2010, the Board of Directors has fifteen members. Of these, one director has been elected by the shareholders to represent employee shareholders.

(1)  Including, starting in 2009, expenses for Exploration & Production pilot facilities.

The following individuals were members of the Board of Directors of TOTAL S.A. (information as of December 31, 2010).

Christophe de Margerie

Born on August 6, 1951 (French)

Mr. de Margerie joined the Group after graduating from the École Supérieure de Commerce in Paris in 1974. He served in several positions in the Group’s Finance Department and Exploration & Production division. He became President of Total Middle East in 1995 before joining the Group’s executive committee as the President of the Exploration & Production division in May 1999. He then became Senior Executive Vice President of Exploration & Production of the new TotalFinaElf group in 2000. In January 2002 he became President of the Exploration & Production division of TOTAL. He was appointed a member of the Board of Directors by the Shareholders’ Meeting held on May 12, 2006 and became Chief Executive Officer of TOTAL on February 14, 2007. On May 21, 2010, he was appointed Chairman and Chief Executive Officer of TOTAL.

Director of TOTAL S.A. since 2006 and until 2012 (last renewal: May 15, 2009).

Holds 85,230 TOTAL shares and 48,529 shares of the TOTAL ACTIONNARIAT FRANCE collective investment fund.

Principal other directorships

•	Member of the Supervisory Board of Vivendi*

Thierry Desmarest

Born on December 18, 1945 (French)

A graduate of the École Polytechnique and an Engineer of the French Corps des Mines, Mr. Desmarest served as Director of Mines and Geology in New Caledonia, then as technical advisor at the Offices of the Minister of Industry and the Minister of Economy. He joined TOTAL in 1981, where he held various management positions, then served as President of Exploration & Production until 1995. He served as Chairman and Chief Executive Officer of TOTAL from May 1995 until February 2007, and then as Chairman of the Board of TOTAL until May 21, 2010. He was appointed Honorary Chairman and remains a director of TOTAL and Chairman of the TOTAL foundation.

Director of TOTAL S.A. since 1995 and until 2013 (last renewal: May 21, 2010).

Holds 360,576 shares.

Principal other directorships

•	Director of Sanofi-Aventis*
•	Director of Air Liquide*
•	Director of Renault SA*
•	Director of Renault SAS
•	Director of Bombardier Inc. (Canada)*

Patrick Artus

Born on October 14, 1951 (French)

Independent director

A graduate from the École Polytechnique, the École Nationale de la Statistique et de l’Administration de l’Économie (ENSAE) and the Institut d’Études Politiques de Paris, Mr. Artus began his career at the INSEE (French National Institute for Statistics and Economic Studies) where his work included economic forecasting and modeling. He then worked at the Economics Department of the OECD (1980), later becoming the Head of Research at the ENSAE from 1982 to 1985. He was scientific adviser at the research department of the Banque de France, before joining the Natixis Group as the head of the research department. He is a professor at the Ecole Polytechnique and associate professor at the University of Paris I, Sorbonne. He is also a member of the council of economic advisors to the French Prime Minister and of the French National Economic Commission.

Director of TOTAL S.A. since May 15, 2009 and until 2012.

Holds 1,000 shares.

Principal other directorships

•	Director of IPSOS

*     Company names marked with an asterisk are publicly listed companies.
Underlined companies are companies excluded from the group in which the director has his or her main duties.

Patricia Barbizet

Born on April 17, 1955 (French)

Independent director

A graduate of the École Supérieure de Commerce of Paris in 1976, Mrs. Barbizet started her career in the Renault Group as the Treasurer of Renault Véhicules Industriels and Chief Financial Officer of Renault Crédit International. She joined the Pinault group in 1989 as the Chief Financial Officer and then served from 1992 as the Chief Executive Officer (non director) of Financière Pinault and Director and Chief Executive Officer of Artémis. Since 2005, she has been the Vice Chairman of the PPR Board of Directors and Chairman of Christie’s.

Director of TOTAL S.A. since May 16, 2008 and until 2011.

Holds 1,000 shares.

Principal other directorships

•	Vice Chairman of PPR* Board
•	Chief Executive Officer and Director of Artémis
•	Non executive Director of Tawa Plc*
•	Director of Air France-KLM*
•	Director of Bouygues*
•	Director of TF1*

Daniel Bouton

Born on April 10, 1950 (French)

Independent director

Inspector General of Finance, Mr. Bouton has held various positions within the French Ministry of Economy. He served as Budget Director at the Ministry of Finance from 1988 to 1990. He joined Société Générale in 1991, where he was appointed Chief Executive Officer in 1993, then Chairman and Chief Executive Officer in November 1997. He has been serving as the Chairman of the Société Générale group since May 12, 2008, and has been the Honorary Chairman since May 6, 2009.

Director of TOTAL S.A. since 1997 and until 2012 (last renewal: May 15, 2009).

Holds 3,200 shares.

Principal other directorships

•	Director of Veolia Environnement*

Gunnar Brock

Born on April 12, 1950 (Swedish)

Independent director

Graduated from the Stockholm School of Economics with an MBA grade in Economics and Business Administration, Mr. Brock held various international positions at Tetra Pak. He served as Chief Executive Officer of Alfa Laval from 1992 to 1994 and as Chief Executive Officer of Tetra Pak from 1994 to 2000. After he served as Chief Executive Officer of Thule International, he was appointed Chief Executive Officer of Atlas Copco AB from 2002 to 2009. He is currently Chairman of the Board of Stora Enso Oy.

Mr. Brock is also a member of the Royal Swedish Academy of Engineering Sciences and of the Board of the Stockholm School of Economics.

Director of TOTAL S.A. since May 21, 2010 and until 2013.

Holds 1,000 shares.

Principal other directorships

•	Chairman of the Board of Stora Enso Oy.

•	Chairman of the Board of Mölnlycke Health Care Group
•	Chairman of the Board of Investor AB
•	Member of the Supervisory Board of Spencer Stuart Scandinavia

*     Company names marked with an asterisk are publicly listed companies.
Underlined companies are companies excluded from the group in which the director has his or her main duties.

Claude Clément

Born on November 17, 1956 (French)

Mr. Clément joined the Group in February 1977 and started his career at Compagnie Française de Raffinage which offered him professional training. He held various positions at the Refining Manufacturing Department in French and African refineries (Gabon, Cameroon). He is currently Manager of the Refining Manufacturing Methods at the Refining Manufacturing Division. Mr. Clément has been an elected member of the Supervisory Board of the TOTAL ACTIONNARIAT FRANCE collective investment fund since 2009 and has served as the Chairman of the TOTAL ACTIONS EUROPEENNES collective investment fund since 2010.

Director of TOTAL S.A. since May 21, 2010 and until 2013.

Holds 820 TOTAL shares and 2,599 shares of the TOTAL ACTIONNARIAT FRANCE collective investment fund.

Bertrand Collomb

Born on August 14, 1942 (French)

Independent director

A graduate of the École Polytechnique and a member of France’s engineering Corps des Mines, Mr. Collomb held a number of positions within the Ministry of Industry and other cabinet positions from 1966 to 1975. He joined the Lafarge group in 1975, where he served in various management positions. He served as Chairman and Chief Executive Officer of Lafarge from 1989 to 2003, then as Chairman of the Lafarge Board of Directors from 2003 to 2007 and has been the Honorary Chairman since 2007.

He is also President of the Institut des Hautes Études pour la Science et la Technologie (IHEST) and the Institut Français des Relations Internationales (IFRI).

Director of TOTAL S.A. since 2000 and until 2012 (last renewal: May 15, 2009).

Holds 4,712 shares.

Principal other directorships

•	Director of Lafarge*
•	Director of DuPont* (United States)
•	Director of Atco* (Canada)

Paul Desmarais Jr.(1)

Born on July 3, 1954 (Canadian)

Independent director

A graduate of McGill University in Montreal and INSEAD in Fontainebleau, Mr. Desmarais was elected Vice Chairman (1984) then Chairman of the Board (1990) of Corporation Financière Power, a company he helped to found. Since 1996, he has served as Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada.

Director of TOTAL S.A. since 2002 and until 2011 (last renewal: May 16, 2008).

Holds 2,000 ADRs (corresponding to 2,000 shares).

Principal other directorships

•	Chairman of the Board, Co-Chief Executive Officer and Member of the Executive Committee of Power Corporation of Canada *

•	Co-Chairman of the Board and member of the executive committee of Power Financial Corporation * (Canada)
•	Vice Chairman and Acting Managing Director of Pargesa Holding S.A.* (Switzerland)
•	Member of the Board of Directors and Executive Committee of Great-West Lifeco Inc.* (Canada)
•	Member of the Board of Directors and Executive Committee of Groupe Bruxelles Lambert S.A.* (Belgium)
•	Director of GDF Suez* (France)
•	Director of Lafarge*

•	Director and member of the Executive Committee of IGM Financial Inc.* (Canada)

(1)  Mr. Desmarais Jr. is a director of Groupe Bruxelles Lambert, which acting in concert with Compagnie Nationale à Portefeuille, to the Company’s knowledge, owns 5.6% of the Company’s shares and 5.6% of the voting rights. Mr. Demarais Jr. disclaims beneficial ownership of such shares.
*     Company names marked with an asterisk are publicly listed companies.
Underlined companies are companies excluded from the group in which the director has his or her main duties.

Bertrand Jacquillat

Born on April 11, 1944 (French)

Independent director

A graduate of École des Hautes Études Commerciales (HEC), Institut d’études politiques de Paris and Harvard Business School, Mr. Jacquillat holds a PhD in management. He has been a university professor (in both France and the United States) since 1969, a professor at the Institut d’Études Politiques in Paris since 1999, Vice-President of the Cercle des Economistes, and founding chairman of Associés en Finance.

Director of TOTAL S.A. since 1996 and until 2011 (last renewal: May 16, 2008).

Holds 3,600 shares.

Principal other directorships

•	Chairman and Chief Executive Officer of Associés en Finance
•	Member of the Supervisory Board of Klépierre*

•	Member of the Supervisory Board of Presses Universitaires de France (PUF)

Anne Lauvergeon

Born on August 2, 1959 (French)

Independent director

Chief Mining Engineer and a graduate of the École Normale Supérieure with a doctorate in physical sciences, Mrs. Lauvergeon held various positions in industry before becoming Deputy Chief of Staff in the Office of the President of the Republic in 1990. She joined Lazard Frères et Cie as Managing Partner in 1995. From 1997 to 1999, she was Executive Vice President and member of the Executive Committee of Alcatel, in charge of industrial partnerships.

Mrs. Anne Lauvergeon has served as Chairman of the Management Board of AREVA since July 2001 and Chairman and Chief Executive Officer of Areva NC (formerly Cogema) since June 1999.

Director of TOTAL S.A. since 2000 and until 2012 (last renewal: May 15, 2009).

Holds 2,000 shares.

Principal other directorships

•	Chairperson of the Management Board of Areva*
•	Chairperson and CEO of Areva NC
•	Director of GDF Suez*
•	Director of Vodafone Group Plc*

Lord Levene of Portsoken

Born on December 8, 1941 (British)

Independent director

Lord Levene served in various positions within the Ministry of Defense, the office of the Secretary of State for the Environment, the office of the Prime Minister and the Ministry of Trade in the United Kingdom from 1984 to 1995. He served as senior adviser at Morgan Stanley from 1996 to 1998 and was then appointed Chairman of Bankers Trust International from 1998 to 2002. He was Lord Mayor of London from 1998 to 1999. He is currently Chairman of Lloyd’s.

Director of TOTAL S.A. since 2005 and until 2011 (last renewal: May 16, 2008).

Holds 2,000 shares.

Principal other directorships

•	Chairman of Lloyd’s
•	Chairman of General Dynamics UK Ltd
•	Director of Haymarket Group Ltd
•	Director of China Construction Bank*
•	Director of NBNK Investments Plc*

Claude Mandil

Born on January 9, 1942 (French)

Independent director

A graduate of the École Polytechnique and a General Engineer from the Corps des Mines, Mr. Mandil served as a Mining Engineer in the Lorraine and Bretagne regions. He then served as a Project Manager at the Délégation de l’Aménagement du Territoire et de l’Action Régionale (City

*     Company names marked with an asterisk are publicly listed companies.
Underlined companies are companies excluded from the group in which the director has his or her main duties.

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

Director of TOTAL S.A. since May 16, 2008 and until 2011.

Holds 1,000 shares.

Principal other directorships

•	Director of Institut Veolia Environnement

Michel Pébereau(1)

Born on January 23, 1942 (French)

Independent director

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

Director of TOTAL S.A. since 2000 and until 2012 (last renewal: May 15, 2009).

Holds 2,356 shares.

Principal other directorships

•	Chairman of the Board of Directors of BNP Paribas*

•	Director of Lafarge
•	Director of Saint-Gobain*

•	Member of the Supervisory Board of AXA*

•	Director of EADS N.V.*
•	Director of Pargesa Holding S.A.* (Switzerland)
•	Member of the Supervisory Board of Banque marocaine pour le Commerce et l’Industrie*

Thierry de Rudder(2)

Born on September 3, 1949 (Belgium and French)

Independent director

A graduate of the Université de Genève in mathematics, the Université Libre de Bruxelles and Wharton (MBA), Mr. de Rudder served in various positions at Citibank from 1975 to 1986 before joining Groupe Bruxelles Lambert, where he was appointed Acting Managing Director.

Director of TOTAL S.A. since 1999 and until 2013 (last renewal: May 21, 2010).

Holds 3,956 shares.

Principal other directorships

•	Acting Managing Director of Groupe Bruxelles Lambert*
•	Director of Compagnie Nationale à Portefeuille*
•	Director of GDF Suez*
•	Director of Lafarge*

(1)  Mr. Pébereau is Chairman of BNP Paribas, which, to the Company’s knowledge, owns 0.2% of the Company’s shares and 0.2% of the voting rights. Mr. Pébereau is also a director of Pargesa Holding SA, part of Group Bruxelles Lambert, which acting in concert with Compagnie Nationale à Portefeuille, to the Company’s knowledge, owns 5.6% of the Company’s shares and 5.6% of the voting rights. Mr. Pébereau disclaims beneficial ownership of such shares.
(2)  Mr. de Rudder is acting managing director of Groupe Bruxelles Lambert which, acting in concert with Compagnie Nationale à Portefeuille and to the Company’s knowledge, owns 5.6% of the Company’s shares and 5.6% of the voting rights. Mr. de Rudder disclaims beneficial ownership of such shares.
*     Company names marked with an asterisk are publicly listed companies.
Underlined companies are companies excluded from the group in which the director has his or her main duties.

Serge Tchuruk

Born on November 13, 1937 (French)

Independent director

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

Director of TOTAL S.A. since 1989 (last renewal: May 11, 2007; term of office: May 21, 2010).

Principal other directorships

•	Director of Weather Investment SPA

Other information

At its meeting on September 15, 2009, the Board of Directors appointed Mr. Charles Paris de Bollardière Secretary of the Board.

The current members of the Board of Directors of the Company have informed the Company that they have not been convicted, have not been associated with a bankruptcy, receivership or liquidation, and have not been incriminated or publicly sanctioned or disqualified, as stipulated in item 14.1 of Annex I of EC Regulation 809/2004 of April 29, 2004.

Representative of the Worker’s Council: according to Article L. 2323- 62 of the French Labour Code, two members of the Worker’s Council attend, with consultative rights, all meetings of the Board. In compliance with the second paragraph of the above article, this number increased to four members as of July 7, 2010.

Director independence

At its meeting on February 10, 2011, the Board of Directors, acting on a proposal from the Nominating & Governance Committee, reviewed the independence of the Company’s directors as of December 31, 2010. Also based on the Committee’s proposal, the Board considered that, pursuant to the AFEP-MEDEF Code, a director is independent when “he or she has no relationship, of any nature, with the company, its group, or the management of either, that may compromise the exercise of his or her freedom of judgment”.

For each director, this assessment relies on the independence criteria set forth in the AFEP-MEDEF Code as reminded thereafter:

•	not to be an employee or a director of the Company, or a Group company, and not having been in such a position for the previous five years;
•	not to be an executive director of a company in which the Company holds a directorship or in which an employee appointed as such or an executive director of the company is a director;
•	not to be a customer, supplier, investment banker or commercial banker for a significant part of whose business the company or its Group accounts;
•	not to be related by close family ties to an executive director;
•	not to have been an auditor of the Company within the previous five years;
•	not to have been a director of the Company for more than twelve years (upon expiry term of office during which the 12-year limit is reached).

In addition, the Board of Directors acknowledged Mr. Desmarest’s term of office as member of the Supervisory Board of Areva has terminated since March 5, 2010.

The AFEP-MEDEF Code expressly stipulates that the Board can decide that the implementation of certain defined criteria is not relevant or induces an interpretation that is particular to the Company.

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

Mrs. Barbizet and Lauvergeon, Messrs. Artus, Bouton, Brock, Collomb, Desmarais, Jacquillat, Mandil, Pébereau, de Rudder, and Lord Levene of Portsoken were deemed to be independent directors.

80% of the directors are independent.

The Board also noted the absence of potential conflicts between the interests of the Company and the private interests of its directors. To the Company’s knowledge, the members of the Board of TOTAL S.A. are not related by close family ties; there are no arrangements or agreements with clients or suppliers that facilitated their appointment; there is no service agreement binding a director of TOTAL S.A. to one of its subsidiary and providing for special benefits upon termination of such agreement.

Management

General Management

Based on the recommendation by the Nominating and Governance Committee, the Board of Directors decided at its meeting on May 21, 2010, to reunify the positions of Chairman of the Board and Chief Executive Officer and appoint the Chief Executive Officer to the position of Chairman of the Board until its term of office expires, that is until the Shareholders’ Meeting called to approve the financial statements for the fiscal year 2011. As a result, Mr. de Margerie has been appointed Chairman and Chief Executive Officer of the Group since May 21, 2010.

The Board of Directors deemed that the unified management form was the most appropriate to the Group’s business and specificities of the oil and gas sector. This decision was made taking into account the advantage of the unified management and the majority of independent directors appointed to the Committees of the Board, which ensures balanced authority.

The management form selected shall remain in effect until a decision to the contrary is made by the Board of Directors.

The Executive Committee

The Executive Committee, under the responsibility of the Chairman and Chief Executive Officer, is the primary decision-making body of the Group. It implements the strategy formulated by the Board of Directors and authorizes related investments, subject to the approval by the Board of Directors for investments exceeding 3% of the Group’s equity.

The following individuals were members of the Executive Committee as of December 31, 2010:

•	Christophe de Margerie, Chairman of the Executive Committee (Chairman and Chief Executive Officer);
•	François Cornélis, Vice Chairman of the Executive Committee (President of the Chemicals segment);
•	Michel Bénézit (President of the Refining & Marketing division);
•	Yves-Louis Darricarrère (President of the Exploration & Production division);
•	Jean-Jacques Guilbaud (Chief Administrative Officer); and
•	Patrick de La Chevardière (Chief Financial Officer).

The Management Committee

The Management Committee facilitates coordination among the divisions and monitors the operating results and activity reports of these divisions.

In addition to the members of the Executive Committee, the following eighteen individuals from various non-operating departments and operating divisions served as members of the Management Committee as of December 31, 2010:

Corporate

•	René Chappaz, Vice President, Executive Career Management
•	Yves-Marie Dalibard, Vice President, Corporate Communications
•	Peter Herbel, General Counsel
•	Jean-Marc Jaubert, Senior Vice President, Industrial Safety
•	Manoelle Lepoutre, Executive Vice President, Sustainable Development and the Environment
•	Jean-François Minster, Senior Vice President, Scientific Development
•	Jean-Jacques Mosconi, Vice President, Strategic Planning
•	François Viaud, Senior Vice President, Human Resources

Upstream

•	Marc Blaizot, Senior Vice President, Geosciences, Exploration & Production
•	Philippe Boisseau, President, Gas & Power
•	Jacques Marraud des Grottes, Senior Vice President, Africa, Exploration & Production
•	Patrick Pouyanné, Senior Vice President, Strategy, Business Development and R&D, Exploration & Production

Downstream

•	Pierre Barbé, Senior Vice President, Trading & Shipping
•	Alain Champeaux, Senior Vice President, Overseas
•	Bertrand Deroubaix, General Secretary, Refining & Marketing
•	Eric de Menten, Senior Vice President, Marketing Europe, Refining & Marketing
•	André Tricoire, Senior Vice President, Refining, Refining & Marketing

Chemicals

•	Françoise Leroy, General Secretary, Chemicals

In addition, Jérôme Schmitt serves as the Group’s Treasurer.

COMPENSATION

Board Compensation

The overall amount of directors’ fees allocated to members of the Board of Directors was set at €1.1 million by the Shareholders’ Meeting on May 11, 2007.

In 2010, the overall amount of directors’ fees allocated to the members of the Board of Directors was €0.96 million, noting that there were fifteen directors as of December 31, 2010, as at year-end 2009.

The allocation of the overall amount of fees remains based on an allocation scheme comprised of a fixed compensation and a variable compensation based on fixed amounts per meeting, which contributes to taking into account each director’s effective attendance to the meetings of the Board and its Committees. At its meeting on February 10, 2010, the Board of Directors decided to readjust the fixed and variable amounts per meeting, as follows:

•	a fixed amount of €20,000 was paid to each director (paid prorata temporis in case of a change during the period), apart from the Chairman of the Audit Committee who was paid €30,000 and the other Audit Committee members who were paid €25,000;

•	an amount of €5,000 per director for each Board of Directors’ meeting effectively attended;

•	an amount of €3,500 per director for each Compensation Committee or Nominating & Governance Committee’s meetings effectively attended;

•	an amount of €7,000 per director for each Audit Committee’s meeting effectively attended;

•	a premium of €2,000 in case the attendance to a Board of Directors or Committee meeting involves a trip from a country other than France;

•	the Chairman and Chief Executive Officer does not receive directors’ fees as director of TOTAL S.A. or any other company of the Group; and

•	until his duties of Chairman of the Board of TOTAL S.A. expired, Mr. Desmarest did not receive any directors’ fees as director of TOTAL S.A.

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

•	The Group does not have a specific pension plan for the Chairman and the Chief Executive Officer. They are eligible for retirement benefits and pensions available to other employees of the Group under conditions determined by the Board.

•	Stock options are designed to align the long-term interests of the Chairman and the Chief Executive Officer with those of the shareholders.

•	Awards of stock options are considered in light of the amount of the total compensation paid to the Chairman and the Chief Executive Officer. The exercise of stock options to which the Chairman and the Chief Executive Officer are entitled is subject to a performance condition.

The exercise price for stock options awarded is not discounted compared to the market price, at the time of the grant, for the underlying share.

Stock options are awarded at regular intervals to prevent any opportunistic behavior.

The Board has put in place restrictions on the transfer of a portion of shares issued upon the exercise of options.

•	After three years in office, the Chairman and Chief Executive Officer are required to hold at least the number of Company shares set by the Board.

Compensation of the Chairman of the Board (until May 21, 2010)

Mr. Desmarest served in the position of Chairman of the Board of Directors until May 21, 2010, concurrent with the reunification of the positions of Chairman of the Board and Chief Executive Officer and the appointment of Mr. de Margerie to serve in this position. Having regard for his esteemed services for the Group, the Board of Directors decided to appoint Mr. Desmarest as Honorary Chairman of the Company and member of the Compensation Committee, and retain him in the position of Chairman of the Nominating & Governance Committee.

The compensation paid to Mr. Desmarest for his duties as Chairman of the Board between January 1, 2010 and May 21, 2010, was set by the Board of Directors of TOTAL S.A. based on a recommendation by the Compensation Committee. It includes a fixed base salary that amounted to €1,100,000, unchanged compared with fiscal year 2009 (€428,763 for the period between January 1 and May 21, 2010), and a variable portion paid in 2011 for the period between January 1, 2010 and May 21, 2010.

The variable portion is calculated by taking into account the Group’s return on equity, the Group’s earnings compared to those of the other major international oil companies that are its competitors, as well as the Chairman of the Board’s personal contribution to the Group’s strategy, corporate governance and performance. The objectives related to personal contribution were considered to be substantially fulfilled, and taking into account the comparison of TOTAL’s earnings with the major international oil companies that are its competitors, the variable portion paid to the Chairman and Chief Executive Officer in 2011 for his contribution in between January 1, 2010 and May 21, 2010, amounted to €322,644.

Mr. Desmarest’s total gross compensation for fiscal 2009, as Chairman of the Board of Directors, amounted to €1,971,852, composed of a fixed base salary of €1,100,000 and a variable portion of €871,852 paid in 2010.

See the tables “Summary of compensation, stock options and restricted shares awarded to the Chairman and the Chief Executive Officer” and “Compensation of the Chairman and the Chief Executive Officer” below for additional compensation information.

Compensation of the Chairman and Chief Executive Officer

In 2010, Mr. de Margerie served in the position of Chief Executive Officer of TOTAL S.A. until May 21, 2010 and in the position of Chairman and Chief Executive Officer as of that date.

The compensation paid to Mr. de Margerie for his duties as Chief Executive Officer between January 1, 2010, and May 21, 2010, was set by the Board of Directors of TOTAL S.A. based on a recommendation by the Compensation Committee. It includes an annual fixed base salary of €1,310,000, unchanged compared with fiscal year 2009 (€507,097 for the period between January 1 and May 21, 2010), and a variable portion paid in 2011 for the period between January 1, 2010 and May 21, 2010.

The variable portion is calculated by taking into account the Group’s return on equity, the Group’s earnings performance compared to that of the other major international oil companies that are its competitors, as well as the Chief Executive Officer’s personal contribution to the Group’s strategy, evaluated on the basis of objective operational criteria related to the Group’s business segments. The variable portion can reach a maximum amount of 140% of the fixed base salary, or up to 165% for exceptional performance. The objectives related to personal contribution were considered to be substantially fulfilled, and taking into account the comparison of TOTAL’s earnings performance with the major international oil companies that are its competitors, the variable portion paid to the Chief Executive Officer in 2011 for his contribution between January 1, 2010 and May 21, 2010, amounted to €523,262.

Mr. de Margerie’s total gross compensation as Chief Executive Officer for fiscal 2009 amounted to €2,666,991, composed of a fixed base salary of €1,310,000 and a variable portion of €1,356,991 paid in 2010.

As Chief Executive Officer, Mr. de Margerie had the use of a company car.

The compensation paid to Mr. de Margerie for his duties as Chairman and Chief Executive Officer was set by the

Board of Directors of TOTAL S.A. at its meeting of May 21, 2010, based on a recommendation by the Compensation Committee in line with the guidance of the AFEP-MEDEF Corporate Governance Code.

It includes an annual fixed base salary of €1,500,000, and a variable portion not to exceed 165% of the fixed base salary. The fixed base salary was set by comparison with the compensation paid to the Chairman and Chief Executive Officer of other French companies included in the CAC 40 index. The maximum percentage of the fixed base salary represented by the variable portion is based on equivalent practice at a reference sample of companies, including oil and gas companies.

The variable portion is based on criteria determined by the Board of Directors. The equivalent of up to 100% of the fixed base salary is linked to economic criteria, which varies on a straight-line basis to avoid threshold effects. The criteria based on the Chairman and Chief Executive Officer’s personal contribution account for an additional amount that cannot exceed 65% of the fixed base salary.

The economic criteria have been selected so as to not only reward short-term performance in terms of return on investment for shareholders, but also the progress made by the Group toward medium-term objectives by comparison with data for the oil and gas industry as a whole. They include:

•	return on equity;

•	the Company’s earnings performance compared with that of the four other major international oil companies that are its competitors(1), assessed by reference to the average growth over three years of two indicators, earnings per share and consolidated net income.

The Chairman and Chief Executive Officer’s personal contribution is evaluated on the basis of objective, mainly operational criteria related to the Group’s business segments, including health, safety and environment (HSE) performance and oil and gas production and reserves growth.

At its meeting of February 10, 2011, the Board of Directors found that the Chairman and Chief Executive Officer’s objectives related to personal contribution were substantially fulfilled in 2010. After assessing to what extent financial performance criteria had been met, the Board, based on a recommendation by the Compensation Committee, set the variable portion payable to Mr. de Margerie in 2011 at €1,058,408 for his contribution between May 22 and December 31, 2010, equivalent to 115.1% of his fixed base salary.

Mr. de Margerie’s total gross compensation as Chairman and Chief Executive Officer for the period between May 22 and December 31, 2010, consisted of a fixed base salary of €919,355 (prorated from an annual fixed base salary of €1,500,000) and a variable portion of €1,058,408 paid in 2011.

As Chairman and Chief Executive Officer, Mr. de Margerie has the use of a company car.

See the tables “Summary of compensation, stock options and restricted shares awarded to the Chairman and the Chief Executive Officer” and “Compensation of the Chairman and the Chief Executive Officer” below for additional compensation information.

Executive Officer Compensation

In 2010, the aggregate amount paid directly or indirectly by the French and foreign affiliates of the Company as compensation to the executive officers of TOTAL in office as of December 31, 2010 (members of the Management Committee and the Treasurer) as a group was €18.9 million (twenty-five individuals), including €8.4 million paid to the six members of the Executive Committee. Variable compensation accounted for 46% of the aggregate amount of €18.9 million paid to executive officers.

Pensions and other commitments

1)	Pursuant to applicable law, the Chairman and the Chief Executive Officer are eligible for the basic French social security pension and for pension benefits under the ARRCO and AGIRC government-sponsored supplementary pension schemes. They also participate in the internal defined contribution pension plan and the defined benefit supplementary pension plan called RECOSUP created by the Company. This supplementary pension plan, which is not limited to the Chairman and Chief Executive Officer, is described in item 2) below.

The sum of the supplementary pension plan benefits and external pension plan benefits may not exceed 45% of the compensation used as the calculation basis. In the event this percentage is exceeded, the supplementary pension is reduced accordingly.

The compensation taken into account when calculating the supplementary pension is the retiree’s final three-year average gross compensation (fixed and variable portions).

(1)  ExxonMobil, BP, Shell and Chevron.

As of December 31, 2010, Mr. de Margerie’s aggregate benefit entitlement under all of the above pension plans would amount to 24.40% of his gross annual compensation received in 2010 (fixed base salary from January 1 to May 21, 2010, as Chief Executive Officer and from May 22 to December 31, 2010, as Chairman and Chief Executive Officer, and variable portion for 2009, paid in 2010).

2)	The Chairman and the Chief Executive Officer also participate in a defined benefit supplementary pension plan financed and managed by TOTAL S.A. and open to all employees of the Group whose annual compensation is greater than eight times the ceiling for calculating French social security contributions (€35,352 in 2011). Compensation above this amount does not qualify as pensionable compensation under either government-sponsored or industry-wide pension schemes.

To be eligible for this supplementary pension plan, participants must meet specific age and length of service criteria. They must also still be employed by the Company upon retirement, unless they retire due to disability or had taken early retirement at the Group’s initiative after the age of 55.

Benefits under the plan depend on the participants’ years of service (up to twenty years) and the portion of their gross annual compensation (fixed and variable portions) that exceeds eight times the ceiling for calculating French social security contributions. They are adjusted in line with changes in the value of the ARRCO pension point and strictly capped as described in item 1) above.

As of December 31, 2010, the Group’s pension obligations to Mr. de Margerie under the defined benefit supplementary pension plan represented the equivalent of 19.47% of his gross annual compensation paid in 2010.

3)	The Chairman and the Chief Executive Officer are also entitled to a lump-sum retirement benefit equal to that available to eligible members of the Group under the French National Collective Bargaining Agreement for the Petroleum Industry. This benefit amounts to 25% of the gross annual compensation (fixed and variable portions) received in the 12-month period preceding retirement. Pursuant to the provisions of the French law of August 21, 2007, which modifies Article L. 225-42-1 of the French Commercial Code, such benefit is subject to the performance conditions detailed in item 7) below.

Upon his retirement in 2010, Mr. Demarest was paid a retirement benefit of €492,963, the Board of Directors having decided at its meeting of May 21, 2010, that each of the three applicable performance criteria had been met.

This retirement benefit cannot be combined with the compensation for loss of office described in item 5) below.

4)	The Company also funds a life insurance policy for the Chairman and the Chief Executive Officer that guarantees a payment, upon death, equal to two years’ gross compensation (fixed and variable portions), increased to three years upon accidental death, as well as, in case of disability, a payment proportional to the degree of disability.

5)	If the Chairman and Chief Executive Officer is removed from office or his term of office is not renewed by the Company, he is entitled to compensation for loss of office equal to two years’ gross annual compensation. The calculation will be based on the gross compensation (including both fixed and variable portions) paid in the 12-month period preceding the termination or non-renewal of his term of office.

This compensation for loss of office to be paid in the event of a change of control or a change of strategy of the Company would not be due in the case of gross negligence or willful misconduct or if the Chairman and Chief Executive Officer leaves the Company of his own volition, accepts new responsibilities within the Group, or may claim full retirement benefits within a short time period.

Pursuant to the provisions of the French law of August 21, 2007, which modifies Article L. 225-42-1 of the French Commercial Code, such compensation for loss of office is subject to the performance conditions described in item 7) below.

6)	Commitments with regard to the pension and life insurance plans for the Chairman and Chief Executive Officer and the retirement benefit and compensation for loss of office arrangements were approved on May 21, 2010 by the Board of Directors and by the Shareholders’ Meeting.

7)	In addition, in compliance with Article L. 225-42-1 of the French Commercial Code, the commitments described in items 3) and 5) are subject to performance conditions that are deemed to be met if at least two of the following three criteria are satisfied:

•	The average ROE (Return on Equity) over the three years immediately preceding the year in which the officer retires is at least 12%;

•	The average ROACE (Return on Average Capital Employed) over the three years immediately preceding the year in which the officer retires is at least 10%;

•	TOTAL’s oil and gas production growth over the three years immediately preceding the year in which the officer retires is greater than or equal to the average production growth rate of the four other major international oil companies that are its competitors: ExxonMobil, Shell, BP and Chevron.

In compliance with the AFEP-MEDEF Corporate Governance Code, the Board of Directors decided that payment of the lump-sum retirement benefit or compensation for loss of office shall be subject to demanding performance conditions combining both internal and external performance criteria.

The three criteria were selected to take into account the Company’s general interest, shareholder interests, and standard market practices, especially in the oil and gas industry.

More specifically, ROE enables the payment of the retirement benefit or compensation for loss of office to be tied to the Company’s overall shareholder return. Shareholders can use ROE to gauge the Company’s ability to generate profit from the capital they have invested and from prior years’ earnings reinvested in the Company.

ROACE is used by most oil and gas companies to assess the operational performance of average capital employed, regardless of whether it is funded by equity or debt. ROACE is an indicator of the return on capital employed by the Company for operational activities and, as a result, makes it possible to tie the payment of the retirement benefit or compensation for loss of office to the value created for the Company.

The third and last criterion used by the Board of Directors is the Group’s oil and gas production growth compared with that of its competitors. This indicator is widely used in the industry to measure operational performance and the ability to ensure the sustainable development of the Group, most of whose capital expenditure is allocated to exploration and production activities.

8)	In addition, regarding the implementation of the pension commitments described in items 1) and 2) above made by the Company for directors for fiscal year 2010:

•	Mr. Desmarest received, due to his previous employment by the Group, a supplementary pension amounting to €320,341 for 2010 (retired since May 22, 2010). The value of the annual supplementary pension, for a complete year, would amount to nearly €549,155 (December 31, 2010 value) adjusted in line with changes in the value of the ARRCO pension point.

•	For Mr. Tchuruk, the annual supplementary pension related to his previous employment by the Group was approximately €74,914 (December 31, 2010 value), adjusted in line with changes in the value of the ARRCO pension point.

9)	As of December 31, 2010, the total amount of the Group’s commitments under pension plans for company officers is equal to €28.7 million.

Benefits or advantages
		Benefits or Advantages			due or likely to be
		due or likely to be due		Benefits related	due after
Summary table	Employment	upon termination or		to a non-compete	termination or
as of February 28, 2011	contract	change of office		agreement	change of office
Thierry Desmarest Chairman of the Board of Directors until May 21, 2010(a) Member of the Board since May 1995(a) Term of office: May 21, 2010	NO	NO		NO	YES (retirement benefit)(c) (defined supplementary pension plan and corporate RECOSUP defined contribution pension plan(d) also applicable to certain Group employees)

Christophe de Margerie	NO	YES		NO	YES
Chairman and Chief Executive Officer
Member of the Board since February 2007(b) Term of current office:
     The Shareholders’ Meeting called in 2012 to approve the financial statements for
the year ending December 31, 2011		(termination benefit	)(e)		(retirement benefit)(e) (defined supplementary pension plan(f) and corporate RECOSUP defined contribution pension plan(g) also applicable to certain Group employees)

(a)	Chairman and Chief Executive Officer until February 13, 2007, and Chairman of the Board of Directors from February 14, 2007 to May 21, 2010.
(b)	Chief Executive Officer since February 13, 2007 and Chairman and Chief Executive Officer since May 21, 2010.
(c)	Payment subject to a performance condition in accordance with the decision of the Board of Directors on February 11, 2009.
(d)	Mr. Desmarest’s pension benefit represented a booked expense of €813.57 for the period between January 1 and May 21, 2010.
(e)	Payment subject to a performance condition in accordance with the decision of the Board of Directors on February 11, 2009, and confirmed by the Board of Directors on May 15, 2009 and May 21, 2010. The retirement benefit cannot be combined with the compensation for loss of office described above.
(f)	Representing an annual pension that would be equivalent, as of December 31, 2010, to 19.47% of the annual compensation for 2010.
(g)	Mr. de Margerie’s pension benefit represented a booked expense of €2,077.20 for fiscal year 2010.

Stock options and restricted share grants policy

General policy

Stock options and restricted share grants concern only TOTAL shares. No options for or restricted grants of shares of any of the Group’s listed subsidiaries are awarded.

All plans are approved by the Board of Directors, based on recommendations by the Compensation Committee. For each plan, the Compensation Committee recommends a list of beneficiaries and the number of options or restricted shares awarded to each beneficiary. The Board of Directors then gives final approval for this list.

Stock options have a term of eight years, with an exercise price set at the average of the closing TOTAL share prices on Euronext Paris during the twenty trading days prior to the grant date, without any discount being applied. For the option plans established after 2002, options may only be exercised after an initial two-year vesting period and the shares issued upon exercise are subject to a two-year mandatory holding period. For the 2007, 2008, 2009 and 2010 option plans, options awarded to employees of non-French subsidiaries can be converted to bearer form or transfered as soon as the 2-year non-transferability period ends.

Restricted shares awarded under selective plans become final after a two-year vesting period, subject to a continued employment condition and a performance condition based on the return on equity (ROE) of the Group. This performance condition is defined in advance by the Board of Directors on recommendations by the Compensation Committee. At the end of this vesting period, and provided that the conditions set are satisfied, the restricted share grants are finally awarded. However, these shares may not be transferred prior to the end of an additional two-year mandatory holding period. For beneficiaries outside of France, the vesting period for restricted shares may be increased to four years; in such case, there would be no mandatory holding period.

For the 2010 restricted share grants, the Board of Directors decided that, provided that the continued employment condition is satisfied, for each beneficiary of more than 100 shares, half of the shares in excess of this number will be finally granted subject to a performance condition. This condition is based on the average ROE calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and
•	is equal to 100% if the average ROE is more than or equal to 18%.

For the 2009 restricted share grants, the Board of Directors decided that, provided that the continued employment condition is satisfied, for each beneficiary of more than 100 shares, half of the shares in excess of this number will be finally granted subject to a performance condition. This condition is based on the average ROE of the Group as published by TOTAL. The average ROE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and
•	is equal to 100% if the average ROE is more than or equal to 18%.

For the 2008 plan, the performance condition stated that the restricted shares will be finally granted based on the ROE of the Group related to the fiscal year preceding the year of the final grant. The acquisition rate:

•	is equal to zero if the ROE is less than or equal to 10%;
•	varies on a straight-line basis between 0% and 80% if the ROE is more than 10% and less than 18%;
•	varies on a straight-line basis between 80% and 100% if the ROE is more than or equal to 18% and less than 30%; and
•	is equal to 100% if the ROE is more than or equal to 30%.

Due to the application of the performance condition, the acquisition rate was 60% for the 2008 plan.

The grant of these options or restricted shares is used to extend, based upon individual performance assessments at the time of each plan, the Group-wide policy of developing employee shareholding (including savings plans and capital increases reserved for employees), which allows employees to be more closely associated with TOTAL’s financial and stock market performance.

In addition, the Board of Directors decided at its meeting of May 21, 2010 to implement a global free share plan intended for the Group’s employees, that is more than 100,000 employees. On June 30, 2010, rights to 25 free shares were granted to every employee. The shares are subject to a vesting period of two to four years depending on the case. The shares granted are not subject to any performance condition. They will be issued at the end of the vesting period.

Grants to the Chairman, the Chief Executive Officer and Executive Officers

Pursuant to Article L. 225-185 of the French Commercial Code as modified by the provisions of French law No. 2006-1770 of December 20, 2006, the Board of Directors decided that, for the 2007, 2008, 2009 and 2010 share subscription option plans, the corporate officers (the Chairman of the Board and the Chief Executive Officer, and as from May 21, 2010 the Chairman and Chief Executive Officer) will have to hold for as long as they remain in office, a number of TOTAL shares representing 50% of the capital gains, net of tax and other deductions, resulting from the exercise of stock options under these plans. Once the Chairman and Chief Executive Officer hold a number of shares (directly or through collective investment funds invested in Company stock) corresponding to more than five times their current gross annual fixed compensation, this holding requirement will be reduced to 10%. If in the future this ratio is no longer met, the previous 50% holding requirement will once again apply.

Mr. Desmarest, Chairman of the Board of Directors until May 21, 2010, was not awarded any share subscription options under the 2008, 2009 and 2010 plans. In addition, he was not awarded any restricted shares under plans in the period from 2005 to 2010.

The Chairman and Chief Executive Officer has been awarded share subscription options, the exercise of which has been subject, since 2007, to performance conditions based on the Group’s ROE and ROACE. The reasons for selecting these criteria are detailed in “— Pensions and Other Commitments — 8)” above.

The Chairman and Chief Executive Officer was not awarded any restricted shares as part of the plans in the period 2006 to 2010.

The Chairman and Chief Executive Officer has given a commitment not to hedge the price risk on the TOTAL stock options and shares he has been granted up to date, and on the shares he holds.

2010 share subscription option plan: as part of the 2010 share subscription option plan, the Board of

Directors decided that, provided that the continued employment condition is satisfied, the number of options finally granted to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%, varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%, and is equal to 100% if the average ROE is more than or equal to 18%.

•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROACE of the Group calculated based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%, varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

In addition, as part of the 2010 share subscription option plan and provided that the continued employment condition is satisfied, the Board of Directors decided that:

•	For each grantee of up to 3,000 options, other than the Chairman and Chief Executive Officer, the options will be finally granted.
•	For each grantee of more than 3,000 options and less than or equal to 50,000 options (other than the Chairman and Chief Executive Officer):

–	the first 3,000 options and two-thirds of the options in excess of this number will be finally granted to their beneficiary;
–	the outstanding options, that is one-third of the options in excess of the first 3,000 options, will be granted provided that the performance condition described below is fulfilled.

•	For each grantee of more than 50,000 options, other than the Chairman and Chief Executive Officer:

–	the first 3,000 options, two-thirds of the options above the first 3,000 options and below the first 50,000 options, and one-third of the options in excess of the first 50,000 options, will be finally granted to their beneficiary;
–	the remaining options, that is one-third of the options above the first 3,000 options and below the first 50,000 options, and two-thirds of the options in excess of the first 50,000 options will be finally granted provided that the performance condition is fulfilled.

This condition states that the number of options finally granted is based on the average Return on Equity (ROE) of the Group. The average ROE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and
•	is equal to 100% if the average ROE is more than or equal to 18%.

2009 share subscription option plan: as part of the 2009 share subscription option plan, the Board of Directors decided that, provided that the continued employment condition is satisfied, the number of options finally awarded to the Chief Executive Officer will be subject to two performance conditions:

•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group as published by TOTAL. The average ROE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%, varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%, and is equal to 100% if the average ROE is more than or equal to 18%.
•	For 50% of the share subscription options granted, the performance condition states that the number of options granted is related to the average ROACE of the Group as published by TOTAL. The average ROACE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%, varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

In addition, the Board of Directors decided that, provided that the continued employment condition is satisfied, for each beneficiary other than the Chief Executive Officer of more than 25,000 options, one-third of the options granted in excess of this number will be finally granted subject to a performance condition. This condition is based on the average ROE of the Group as published by TOTAL. The average ROE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and
•	is equal to 100% if the average ROE is more than or equal to 18%.

2008 share subscription option plan: as part of the 2008 share subscription option plan, the Board decided that, provided that the continued employment condition is satisfied, for each beneficiary of more than 25,000 options, one-third of the options granted in excess of this number be subject to a performance condition. This performance condition states that the number of options granted is based on the ROE of the Group. The ROE is calculated based on the consolidated accounts published by TOTAL and related to the fiscal year preceding the final grant. The acquisition rate:

•	is equal to zero if the ROE is less than or equal to 10%;
•	varies on a straight-line basis between 0% and 80% if the ROE is more than 10% and less than 18%;
•	varies on a straight-line basis between 80% and 100% if the ROE is more than or equal to 18% and less than 30%; and
•	is equal to 100% if the ROE is more than or equal to 30%.

The acquisition rate applicable to the subscription options that were subject to the performance condition of the 2008 plan was 60%.

SUMMARY OF COMPENSATION, STOCK OPTIONS AND RESTRICTED SHARES
AWARDED TO THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

For the year ended (€)	2010	2009
Thierry Desmarest
Chairman of the Board of Directors
(until May 21, 2010)

Compensation due for fiscal year(a)	1,604,039	1,971,852
Value of options awarded	—	—
Value of restricted shares awarded	—	—

Total	1,604,039	1,971,852

Christophe de Margerie Chief Executive Officer
(until May 21, 2010)
Chairman and Chief Executive Officer
(since May 21, 2010)

Compensation due for fiscal year as Chief Executive Officer(a)	1,030,359	2,666,991
Compensation due for fiscal year as Chairman and Chief Executive Officer(a)	1,977,763	—
In-kind benefits(b)	6,908	6,780
Value of options awarded(c)	1,387,200	1,676,000
Value of restricted shares awarded	—	—

Total	4,402,230	4,349,771

(a)	Compensation detailed in the table “— Compensation of the Chairman and the Chief Executive Officer”.
(b)	Mr. de Margerie has the use of a company car.
(c)	Options awarded in 2010 are detailed in the table “— Stock options awarded in 2010 to the Chairman and the Chief Executive Officer”. The value of options awarded was calculated on the day when they were awarded using the Black-Scholes model based on the assumptions used for the consolidated accounts (see Note 25 to the Consolidated Financial Statement).

COMPENSATION OF THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

	For the year ended 2010				For the year ended 2009
	Amount		Amount		Amount	Amount
	due for		paid in		due for	paid in
	2010		2010(a)		2009	2009(a)
Thierry Desmarest
Chairman of the Board of Directors
(until May 21, 2010)

Fixed compensation	428,763		428,763		1,100,000	1,100,000
Variable compensation(b)	322,644		871,852		871,852	969,430
Extraordinary compensation(c)	492,963		492,963		—	—
Pension benefits(d)	320,341		320,341		—	—
Directors’ fees(e)	39,328		39,328		—	—
In-kind benefits	—		—		—	—

Total	1,604,039		2,153,247		1,971,852	2,069,430

	For the year ended 2010				For the year ended 2009
	Amount		Amount		Amount	Amount
	due for		paid in		due for	paid in
	2010		2010(a)		2009	2009(a)
Christophe de Margerie
Chief Executive Officer
(until May 21, 2010)
Chairman and Chief Executive Officer
(since May 21, 2010)

Fixed compensation	1,426,452	(f)	1,426,452	(f)	1,310,000	1,310,000
Variable compensation(g)	1,581,670	(h)	1,356,991		1,356,991	1,552,875
Extraordinary compensation	—		—		—	—
Directors’ fees	—		—		—	—
In-kind benefits(i)	6,908		6,908		6,780	6,780

Total	3,015,030		2,790,351		2,673,771	2,869,655

(a)	Variable portion paid for prior fiscal year.
(b)	The variable portion for the Chairman of the Board is calculated by taking into account the Group’s return on equity during the relevant fiscal year, the Group’s earnings compared to those of the other major international oil companies that are its competitors, as well as the Chairman of the Board’s personal contribution to the Group strategy, corporate governance and performance. The variable portion can reach a maximum amount of 100% of the fixed base salary. The objectives related to personal contribution were considered to be substantially fulfilled in 2010.
(c)	Retirement benefit received.
(d)	Retirement benefit received in 2010 under the RECOSUP pension scheme and the defined supplementary pension plan.
(e)	Directors’ fees received for the directorship after May 21, 2010; Mr. Desmarest did not receive any directors’ fees when serving in the position of Chairman of the Board.
(f)	Includes a fixed portion of €507,097 for the period between January 1 and May 21, 2010 and €919,355 for the period between May 22 and December 31, 2010.
(g)	The variable portion for the Chairman and Chief Executive Officer is calculated by taking into account the Group’s return on equity during the relevant fiscal year, the Group’s earnings compared to those of the other major international oil companies that are its competitors as well as the Chairman and Chief Executive Officer’s personal contribution based on operational target criteria. The variable portion can reach a maximum amount of 165% of the fixed base salary. The objectives related to personal contribution were considered to be mostly met in 2010.
(h)	Including a variable portion of €523,262 for the period between January 1 to May 21, 2010, and €1,058,408 for the period between May 22 and December 31, 2010.
(i)	Mr. de Margerie has the use of a company car.

DIRECTORS’ FEES AND OTHER COMPENSATION RECEIVED BY DIRECTORS

Total compensation (including in-kind benefits) paid to each director in the year indicated (Article L. 225-102-1 of the French Commercial Code, 1st and 2nd paragraphs)

Gross amount (€)	2010		2009
Christophe de Margerie		(a)		(a)
Thierry Desmarest(b)		(a)		(a)
Patrick Artus(b)	55,000		27,656
Patricia Barbizet(c)	107,000		94,192
Daniel Bouton	55,000		60,000
Gunnar Brock(d)	39,328		—
Claude Clément(d)	127,929	(e)	—
Bertrand Collomb	71,000		75,000
Paul Desmarais Jr.	45,000		48,000
Bertrand Jacquillat	95,000		95,000
Anne Lauvergeon	45,000		45,000
Peter Levene of Portsoken	79,000		69,000
Claude Mandil	55,000		55,000
Michel Pébereau	71,000		70,000
Thierry de Rudder	142,000		116,000
Serge Tchuruk(f)	104,639	(g)	154,379	(g)

(a)	For Mr. Desmarest and the Chairman and Chief Executive Officer, see summary tables “— Summary of compensation, stock options and restricted shares awarded to the Chairman and the Chief Executive Officer” and “— Compensation of the Chairman and the Chief Executive Officer”.
(b)	Member of the Compensation Committee since May 21, 2010.
(c)	Chairperson of the Audit Committee since July 28, 2009.
(d)	Director since May 21, 2010.
(e)	Including the directors fees received, representing €32,328, as well as the compensation received from Total Raffinage Marketing (a subsidiary of TOTAL S.A.), representing €95,601 in 2010.
(f)	Director until May 21, 2010.
(g)	Including pension payments related to previous employment by the Group, which amounted to €74,379 in 2009 and €74,914 in 2010.

Over the past two years, the directors currently in office have not received any compensation or in-kind benefits from companies controlled by TOTAL S.A., except for Mr. Clément, who is an employee of Total Raffinage Marketing. The compensation indicated in the table above (except for that of the Chairman and Chief Executive Officer and Messrs. Desmarest, Clément and Tchuruk) consists solely of directors’ fees (gross amount) paid during the relevant period. None of the directors of TOTAL S.A. have service contracts which provide for benefits upon termination of employment.

STOCK OPTIONS AWARDED IN 2010 TO THE CHAIRMAN AND
THE CHIEF EXECUTIVE OFFICER

Number of options
			Value of	awarded during	Exercise	Exercise	Performance
	Date of plan	Type of options	options (€)(a)	fiscal year (b)	price (€)	period	conditions
Thierry Desmarest	2010 Plan	Subscription	—	—	—	—	—
Chairman of the Board of Directors	09/14/2010	options
(until May 21, 2010)

Total			—	—

Christophe de Margerie	2010 Plan 09/14/2010	Subscription options	1,387,200	240,000	38.20	09/15/2012 09/14/2018
Chief Executive Officer (until May 21, 2010) Chairman and Chief Executive Officer (since May 21, 2010)							For 50% of the options, the condition is based on the average ROE for the Group’s 2010 and 2011 fiscal years.

For 50% of the options, the condition is based on the average ROACE for the Group’s 2010 and 2011 fiscal years.

Total			1,387,200	240,000

(a)	The value of options awarded was calculated on the day they were awarded using the Black-Scholes model based on the assumptions used for the consolidated accounts (see Note 25 to the Consolidated Financial Statement).
(b)	As part of the share subscription option plan awarded on September 14, 2010, the Board of Directors decided that, for the Chairman and Chief Executive Officer, the number of share subscription options finally that are likely to be exercised will be subject to performance conditions.

STOCK OPTIONS EXERCISED IN 2010 BY THE CHAIRMAN AND
THE CHIEF EXECUTIVE OFFICER

Number of options
	Date of plan	exercised during	Exercise
	(Grant date)	fiscal year	price (€)
Thierry Desmarest	2002 Plan	25,372	39.03
Chairman of the Board of Directors	07/09/2002
(until May 21, 2010)

Total		25,372

Christophe de Margerie	—	—	—
Chief Executive Officer
(until May 21, 2010)
Chairman and Chief Executive Officer
(since May 21, 2010)

Total		—

RESTRICTED SHARE GRANTS AWARDED IN 2010 FOR THE CHAIRMAN,
THE CHIEF EXECUTIVE OFFICER OR ANY DIRECTOR (CONDITIONAL GRANT)

Number of shares
		awarded during	Value of	Acquisition	Availability	Performance
	Date of plan	fiscal year	shares (€)	date	date	condition
Thierry Desmarest	2010 Plan	—	—	—	—	—
Chairman of the Board of Directors	09/14/2010
(until May 21, 2010)

Christophe de Margerie	2010 Plan	—	—	—	—	—
Chief Executive Officer	09/14/2010
(until May 21, 2010)
Chairman and Chief Executive Officer
(since May 21, 2010)

Claude Clément	2010 Plan	240	35.03	09/15/2012	09/15/2014
Director representing employee shareholders	09/14/2010					Condition based on the Group’s average ROE for fiscal years 2010 and 2011(a)
	2010 Global Plan	25	32.70	07/01/2012	07/01/2014	—
06/30/2010

Total		265

(a)	The performance condition applies to half of the shares awarded in excess of 100 shares.

RESTRICTED SHARES FINALLY AWARDED IN 2010 FOR THE CHAIRMAN,  THE CHIEF EXECUTIVE OFFICER OR ANY DIRECTOR

Number of shares
		finally awarded during	Acquisition
	Date of plan	fiscal year(a)	condition
Thierry Desmarest	2008 Plan	—	—
Chairman of the Board of Directors	10/09/2008
(until May 21, 2010)

Christophe de Margerie	2008 Plan	—	—
Chief Executive Officer	10/09/2008
(until May 21, 2010)
Chairman and Chief Executive Officer
(since May 21, 2010)

Claude Clément Director representing employee shareholders	2008 Plan 10/09/2008	300	Condition based on the Group’s ROE for fiscal year 2009

Total		300

(a)	Shares finally awarded to the beneficiaries after a 2-year vesting period, i.e. on October 10, 2010.
(b)	The acquisition rate of the shares granted, linked to the performance condition, was 60%. By decision of the Board of Directors at its meeting on September 9, 2008, Mr. Clément was awarded 500 restricted shares on October 9, 2008. Moreover, the transfer of the restricted shares finally awarded will only be permitted after the end of a 2-year mandatory holding period, i.e. from October 10, 2012.

TOTAL stock option plans

The following table gives a breakdown of stock options awarded by category of beneficiaries (executive officers, senior managers and other employees) for the plans in effect during 2010.

			Number of		Average number
		Number of	options		of options per
		beneficiaries	awarded(a)	Percentage	beneficiary(a)
2002 Plan(b)(d)(e):
Purchase options	Executive officers(c)	28	333,600	11.6%	11,914
Decision of the Board on July 9, 2002	Senior managers	299	732,500	25.5%	2,450
Exercise price: €158.30; discount: 0.0%	Other employees	3,537	1,804,750	62.9%	510
Exercise price as of May 24, 2006: €39.03(a)
	Total	3,864	2,870,850	100%	743

2003 Plan(b)(d):
Subscription options	Executive officers(c)	28	356,500	12.2%	12,732
Decision of the Board on July 16, 2003	Senior managers	319	749,206	25.5%	2,349
Exercise price: €133.20; discount: 0.0%	Other employees	3,603	1,829,600	62.3%	508
Exercise price as of May 24, 2006: €32.84(a)
	Total	3,950	2,935,306	100%	743

2004 Plan(d):
Subscription options	Executive officers(c)	30	423,500	12.6%	14,117
Decision of the Board on July 20, 2004	Senior managers	319	902,400	26.8%	2,829
Exercise price: €159.40; discount: 0.0%	Other employees	3,997	2,039,730	60.6%	510
Exercise price as of May 24, 2006: €39.30(a)
	Total	4,346	3,365,630	100%	774

2005 Plan(d):
Subscription options	Executive officers(c)	30	370,040	24.3%	12,335
Decision of the Board on July 19, 2005	Senior managers	330	574,140	37.6%	1,740
Exercise price: €198.90; discount: 0.0%	Other employees	2,361	581,940	38.1%	246
Exercise price as of May 24, 2006: €49.04(a)
	Total	2,721	1,526,120	100%	561

2006 Plan(d):
Subscription options	Executive officers(c)	28	1,447,000	25.3%	51,679
Decision of the Board on July 18, 2006	Senior managers	304	2,120,640	37.0%	6,976
Exercise price: €50.60; discount: 0.0%	Other employees	2,253	2,159,600	37.7%	959
	Total	2,585	5,727,240	100%	2,216

2007 Plan(d)(e):
Subscription options	Executive officers(c)	27	1,329,360	22.8%	49,236
Decision of the Board on July 17, 2007	Senior managers	298	2,162,270	37.1%	7,256
Exercise price: €60.10; discount: 0.0%	Other employees	2,401	2,335,600	40.1%	973
	Total	2,726	5,827,230	100%	2,138

2008 Plan(d)(e)(f):
Subscription options	Executive officers(c)	26	1,227,500	27.6%	47,212
Awarded on October 9, 2008(g)	Senior managers	298	1,988,420	44.7%	6,673
Exercise price: €42.90; discount: 0.0%	Other employees	1,690	1,233,890	27.7%	730
	Total	2,014	4,449,810	100%	2,209

2009 Plan(d)(e):
Subscription options	Executive officers(c)	26	1,201,500	27.4%	46,211
Decision of the Board on September 15, 2009	Senior managers	284	1,825,540	41.6%	6,428
Exercise price: €39.90; discount: 0.0%	Other employees	1,742	1,360,460	31.0%	781
	Total	2,052	4,387,500	100%	2,138

2010 Plan(d)(e):
Subscription options	Executive officers(c)	25	1,348,100	28.2%	53,924
Decision of the Board on September 14, 2010	Senior managers	282	2,047,600	42.8%	7,261
Exercise price: €38.20; discount: 0.0%	Other employees	1,790	1,392,720	29.0%	778
	Total	2,097	4,788,420	100%	2,283

(a)	To take into account the spin-off of Arkema, pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 of March 23, 1967, effective at that time and as of the date of the Shareholders’ Meeting on May 12, 2006, at its meeting of March 14, 2006, the Board of Directors resolved to adjust the rights of holders of TOTAL stock options. For each plan and each holder, the exercise prices for TOTAL stock options were multiplied by 0.986147 and the number of unexercised stock options was multiplied by 1.014048 (and then rounded up), effective as of May 24, 2006. In addition, to take into account the four-for-one stock split approved by the Shareholders’ Meeting on May 12, 2006, the exercise price for stock options was divided by four and the number of unexercised stock options was multiplied by four. The presentation in this table of the number of options initially awarded has not been adjusted to reflect the four-for-one stock split.
(b)	Certain employees of the Elf Aquitaine group in 1998 also benefited in 2000, 2001, 2002 and 2003 from the vesting of Elf Aquitaine options awarded in 1998 subject to performance conditions related to the Elf Aquitaine group from 1998 to 2002. These Elf Aquitaine plans expired on March 31, 2005.
(c)	Members of the Management Committee and the Treasurer as of the date of the Board meeting awarding the options. Mr. Desmarest has no longer been a member of the Management Committee since February 14, 2007. Mr. Desmarest was awarded 110,000 options under the 2007 plan and no option under the 2008 and 2009 plans.
(d)	The options are exercisable, subject to a continued employment condition, after a 2-year vesting period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during the 4-year period from the date of the Board meeting awarding the options (except for the 2008 plan). The continued employment condition states that the termination of the employment contract will also terminate the grantee’s right to exercise the options.
(e)	The 4-year transfer restriction period does not apply to employees of non-French subsidiaries as of the date of the grant, who may transfer the underlying shares after a 2-year period from the date of the grant.
(f)	For the 2008 plan, the options acquisition rate, linked to the performance condition, was 60%.
(g)	Decision of the Board on September 9, 2008.

TOTAL STOCK OPTIONS AS OF DECEMBER 31, 2010

	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan
	Purchase	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription
Type of options	options	options	options	options	options	options	options	options	options	Total
Date of the Shareholders’ Meeting	05/17/2001	05/17/2001	05/14/2004	05/14/2004	05/14/2004	05/11/2007	05/11/2007	05/11/2007	05/21/2010
Grant date(a)	07/09/2002	07/16/2003	07/20/2004	07/19/2005	07/18/2006	07/17/2007	10/09/2008	09/15/2009	09/14/2010

Total number of options awarded, including(b):	11,483,400	11,741,224	13,462,520	6,104,480	5,727,240	5,937,230	4,449,810	4,387,500	4,788,420	68,081,824
directors(c)	240,000	240,000	240,000	240,720	400,720	310,840	200,660	200,000	240,000	2,312,940
• D. Boeuf	n/a	n/a	—	720	720	840	660	0	n/a	2,940
• T. Desmarest	240,000	240,000	240,000	240,000	240,000	110,000	—	—	—	1,310,000
• C. de Margerie	n/a	n/a	n/a	n/a	160,000	200,000	200,000	200,000	240,000	1,000,000
• C. Clément	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	—	—

Additional grant	—	—	24,000	134,400	—	—	—	—	—	158,400
Adjustments related to the spin-off of Arkema(d)	165,672	163,180	196,448	90,280	—	—	—	—	—	615,580

Date as of which the options may be exercised	07/10/2004	07/17/2005	07/21/2006	07/20/2007	07/19/2008	07/18/2009	10/10/2010	09/16/2011	09/15/2012
Expiry date	07/09/2010	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018
Exercise price (€)(e)	39.03	32.84	39.30	49.04	50.60	60.10	42.90	39.90	38.20

Cumulative number of options exercised as of December 31, 2010	6,878,373	6,072,598	1,050,178	38,497	8,620	—	—	1,080	—
Cumulative number of options canceled as of December 31, 2010	4,770,699	97,362	293,943	111,807	77,734	70,785	100,652	14,650	1,120

Number of options:
• outstanding as of January 1, 2010	5,935,261	6,811,629	12,495,709	6,185,440	5,645,686	5,871,665	4,441,630	4,377,010	—	51,764,030
Awarded in 2010	—	—	—	—	—	—	—	—	4,788,420	4,788,420
• Canceled in 2010(f)(g)	(4,671,989)	(1,420)	(15,660)	(6,584)	(4,800)	(5,220)	(92,472)	(4,040)	(1,120)	(4,803,305)
• exercised in 2010	(1,263,272)	(1,075,765)	(141,202)	—	—	—	—	(1,080)	—	(2,481,319)
outstanding as of December 31, 2010	—	5,734,444	12,338,847	6,178,856	5,640,886	5,866,445	4,349,158	4,371,890	4,787,300	49,267,826

(a)	The grant date is the date of the Board meeting awarding the options, except for the share subscription option plan of October 9, 2008, approved by the Board on September 9, 2008.
(b)	The number of options awarded before May 23, 2006, has been multiplied by four to take into account the four-for-one stock split approved by the Shareholders’ Meeting on May 12, 2006.
(c)	Options awarded to directors at the time of grant.
(d)	Adjustments approved by the Board on its meeting on March 14, 2006 pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 dated March 23, 1967 in effect at the time of the Board meeting as well as at the time of the Shareholders’ Meeting on May 12, 2006, related to the spin-off of Arkema. These adjustments were made on May 22, 2006 effective as of May 24, 2006.
(e)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from plans then effective has been divided by four. In addition, to take into account the spin-off of Arkema, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006. Exercise prices prior to May 24, 2006, are shown in Note 25 to the Consolidated Financial Statements.
(f)	Out of the 4,671,989 options canceled in 2010, 4,671,145 options that were not exercised expired due to the expiry of the 2002 purchase option plan on July 9, 2010.
(g)	Out of the 92,472 options awarded under the 2008 plan that were canceled, 88,532 options were canceled due to the application of the performance condition. The acquisition rate applicable to the subscription options that were subject to the performance condition of the 2008 plan was 60%.

If all the outstanding stock options as of December 31, 2010, were exercised, the corresponding shares would represent 2.05%(1) of the Company’s potential share capital as of such date.

(1) Out of a total potential share capital of 2,398,908,757 shares.

TOTAL STOCK OPTIONS AWARDED TO EXECUTIVE OFFICERS (MANAGEMENT COMMITTEE AND
TREASURER) AS OF DECEMBER 31, 2010

	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan
	Purchase	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription
Type of options	options	options	options	options	options	options	options	options	options	Total
Expiry date	07/09/2010	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018
Exercise price (€)(a)	39.03	32.84	39.30	49.04	50.60	60.10	42.90	39.90	38.20

Options awarded by the Board(b)	560,200	635,704	796,800	689,680	823,720	1,000,840	1,101,200	1,169,800	1,348,100	8,126,044
Adjustments related to the spin-off of Arkema(c)	7,568	8,120	11,248	9,608	—	—	—	—	—	36,544

Options outstanding as of 01/01/10	243,232	291,337	705,048	699,416	823,720	1,000,840	1,101,200	1,169,800	—	6,034,593
Options awarded in 2010	—	—	—	—	—	—	—	—	1,348,100	1,348,100
Options exercised in 2010	(20,600)	(25,172)	(90,000)	—	—	—	—	—	—	(135,772)
Options canceled in 2010(d)(e)	(222,632)	—	—	—	—	—	(78,399)	—	—	(301,031)
Options outstanding as of 12/31/10	—	266,165	615,048	699,416	823,720	1,000,840	1,022,801	1,169,800	1,348,100	6,945,890

(a)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from plans then effective has been divided by four. In addition, to take into account the spin-off of Arkema, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006. Exercise prices prior to May 24, 2006, are shown in Note 25 to the Consolidated Financial Statements.
(b)	The number of options awarded before May 23, 2006, has been multiplied by four to take into account the four-for-one stock split approved by the Shareholders’ Meeting on May 12, 2006.
(c)	Adjustments approved by the Board on its meeting on March 14, 2006 pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 dated March 23, 1967 in effect at the time of the Board meeting and at the time of the Shareholders’ Meeting on May 12, 2006, related to the spin-off of Arkema. These adjustments were made on May 22, 2006 effective as of May 24, 2006.
(d)	Out of the 301,031 options canceled in 2010, 222,632 options that were not exercised expired due to the expiry of the 2002 purchase option plan on July 9, 2010.
(e)	78,399 options of the 2008 plan were canceled due to the application of the performance condition. The acquisition rate applicable to the subscription options that were subject to the performance condition of the 2008 plan was 60%.

As part of the 2007, 2008 and 2009 share subscription option plans, the Board of Directors decided that for each beneficiary of more than 25,000 options, one-third of the options awarded in excess of this number be subject to a performance condition. For the 2010 share subscription option plan, beneficiaries of more than 3,000 options are subject to a performance condition for part of the options.

In addition, Mr. Clément, the director representing employee shareholders, has not exercised any option in 2010 and has not been awarded any share subscription options by the 2010 plan.

TOTAL STOCK OPTIONS AWARDED TO MR. DESMAREST,
CHAIRMAN OF THE BOARD OF TOTAL S.A. UNTIL MAY 21, 2010

	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan
	Purchase	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription
Type of options	options	options	options	options	options	options	options	options	options	Total
Expiry date	07/09/2010	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018
Exercise price (€)(a)	39.03	32.84	39.30	49.04	50.60	60.10	42.90	39.90	38.20

Options awarded by the Board(b)	240,000	240,000	240,000	240,000	240,000	110,000	—	—	—	1,310,000
Adjustments related to the spin-off of Arkema(c)	3,372	2,476	3,372	3,372	—	—	—	—	—	12,592

Options outstanding as of 01/01/10	25,372	—	243,372	243,372	240,000	110,000	—	—	—	862,116
Options awarded in 2010	—	—	—	—	—	—	—	—	—	—
Options exercised in 2010	(25,372)	—	—	—	—	—	—	—	—	(25,372)
Options canceled in 2010	—	—	—	—	—	—	—	—	—	—
Options outstanding as of 12/31/10	—	—	243,372	243,372	240,000	110,000	—	—	—	836,744

(a)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from plans then effective has been divided by four. In addition, to take into account the spin-off of Arkema, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006. Exercise prices prior to May 24, 2006, are shown in Note 25 to the Consolidated Financial Statements.
(b)	The number of options awarded before May 23, 2006, has been multiplied by four to take into account the four-for-one stock split approved by the Shareholders’ Meeting on May 12, 2006.
(c)	Adjustments approved by the Board on its meeting on March 14, 2006 pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 dated March 23, 1967 in effect at the time of the Board meeting and at the time of the Shareholders’ Meeting on May 12, 2006, related to the spin-off of Arkema. These adjustments were made on May 22, 2006 effective as of May 24, 2006.

As of December 31, 2010, the outstanding options of Mr. Desmarest, Chairman of the Board of Directors until May 21, 2010, represented 0.035%(1) of the Company’s potential share capital as of such date.

(1) Out of a total potential share capital of 2,398,908,757 shares.

TOTAL STOCK OPTIONS AWARDED TO MR. DE MARGERIE, CHAIRMAN AND
CHIEF EXECUTIVE OFFICER OF TOTAL S.A.

	2002 Plan	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan
	Purchase	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription	Subscription
Type of options	options	options	options	options	options	options	options	options	options	Total
Expiry date	07/09/2010	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018
Exercise price (€)(a)	39.03	32.84	39.30	49.04	50.60	60.10	42.90	39.90	38.20

Options awarded by the Board(b)	112,000	112,000	128,000	130,000	160,000	200,000	200,000	200,000	240,000	1,482,000
Adjustments related to the spin-off of Arkema(c)	1,576	1,576	1,800	1,828	—	—	—	—	—	6,780

Options outstanding as of 01/01/10	113,576	113,576	129,800	131,828	160,000	200,000	200,000	200,000	—	1,248,780
Options awarded in 2010									240,000	240,000
Options exercised in 2010									—	—
Options canceled in 2010(d)(e)	(113,576)						(23,333)			(136,909)
Options outstanding as of 12/31/10	—	113,576	129,800	131,828	160,000	200,000	176,667	200,000	240,000	1,351,871

(a)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from plans then effective has been divided by four. In addition, to take into account the spin-off of Arkema, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006. Exercise prices prior to May 24, 2006, are shown in Note 25 to the Consolidated Financial Statements.
(b)	The number of options awarded before May 23, 2006, has been multiplied by four to take into account the four-for-one stock split approved by the Shareholders’ Meeting on May 12, 2006.
(c)	Adjustments approved by the Board on its meeting on March 14, 2006 pursuant to Articles 174-9, 174-12 and 174-13 of Decree No. 67-236 dated March 23, 1967 in effect at the time of the Board meeting and at the time of the Shareholders’ Meeting on May 12, 2006, related to the spin-off of Arkema. These adjustments were made on May 22, 2006 effective as of May 24, 2006.
(d)	113,576 options that were not exercised expired due to the expiry of the 2002 purchase option plan on July 9, 2010.
(e)	The acquisition rate applicable to the subscription options that were subject to the performance condition of the 2008 plan was 60%.

As part of the 2007, 2008, 2009 and 2010 plans, the Board has conditioned the grant of these options to the Chairman and Chief Executive Officer on the satisfaction of performance conditions. For the 2008 plan, the acquisition rate, linked to the performance condition, was 60%.

As of December 31, 2010, the outstanding options of the Chairman and Chief Executive Officer represented 0.056%(1) of the Company’s potential share capital as of such date.

(1) Out of a total potential share capital of 2,398,908,757 shares.

STOCK OPTIONS AWARDED TO THE TEN EMPLOYEES (OTHER THAN
DIRECTORS) RECEIVING THE LARGEST AWARDS / STOCK OPTIONS
EXERCISED BY THE TEN EMPLOYEES (OTHER THAN DIRECTORS)
EXERCISING THE LARGEST NUMBER OF OPTIONS

	Total number of options
	awarded/ options
	exercised	Exercise price (€)		Grant date(a)	Expiry date
Options awarded in 2010 to the ten employees of TOTAL S.A., or any company in the Group, receiving the largest number of options	742,000	38.20		09/14/2010	09/14/2018

Options exercised in 2010 by the ten employees of	75,858	39.03		07/09/2002	07/09/2010
TOTAL S.A., or any company in the Group,	79,793	32.84		07/16/2003	07/16/2011
exercising the largest number of options(b)	24,000	39.30		07/20/2004	07/20/2012

	179,651	36.32	(c)

(a)	The grant date is the date of the Board meeting awarding the options.
(b)	Exercise price as of May 24, 2006. To take into account the four-for-one stock split that took place on May 18, 2006, the exercise price of stock options from plans then effective has been divided by four. In addition, to take into account the spin-off of Arkema, the exercise price of stock options was multiplied by an adjustment ratio of 0.986147, effective as of May 24, 2006. Exercise prices prior to May 24, 2006, are shown in Note 25 to the Consolidated Financial Statements.
(c)	Weighted-average price.

TOTAL restricted share grants

GLOBAL FREE TOTAL SHARE PLAN

In addition to the restricted shares granted, the Board of Directors decided at its meeting on May 21, 2010, to implement a global free share plan intended for all the Group employees, that is more than 100,000 employees. On June 30, 2010, rights to 25 free shares were granted to every employee. The shares are subject to a vesting period of two to four years depending on the case. However, the shares awarded are not subject to a performance condition. Following the vesting period, the shares will be issued.

BREAKDOWN OF RESTRICTED TOTAL SHARE GRANTS

The following table gives a breakdown of restricted share grants by category of grantee (executive officers, senior managers and other employees).

					Average number
			Number of		of restricted
		Number of	restricted shares		shares per
		beneficiaries	awarded(a)	Percentage	beneficiary
2005 Plan(b)	Executive officers(c)	29	13,692	2.4%	472
Decision of the Board on	Senior managers	330	74,512	13.1%	226
July 19, 2005	Other employees(d)	6,956	481,926	84.5%	69
	Total	7,315	570,130	100%	78

2006 Plan(b)	Executive officers(c)	26	49,200	2.2%	1,892
Decision of the Board on	Senior managers	304	273,832	12.0%	901
July 18, 2006	Other employees(d)	7,509	1,952,332	85.8%	260
	Total	7,839	2,275,364	100%	290

2007 Plan(b)	Executive officers(c)	26	48,928	2.1%	1,882
Decision of the Board on	Senior managers	297	272,128	11.5%	916
July 17, 2007	Other employees(d)	8,291	2,045,309	86.4%	247
	Total	8,614	2,366,365	100%	275

2008 Plan(b)	Executive officers(c)	25	49,100	1.8%	1,964
Grant on October 9,	Senior managers	300	348,156	12.5%	1,161
2008, by decision of	Other employees(d)	9,028	2,394,712	85.8%	265
the Board
on September 9, 2008	Total	9,353	2,791,968	100%	299

2009 Plan	Executive officers(c)	25	48,700	1.6%	1,948
Decision of the Board on	Senior managers	284	329,912	11.1%	1,162
September 15, 2009	Other employees(d)	9,693	2,593,406	87.3%	268
	Total	10,002	2,972,018	100%	297

2010 Plan(e)	Executive officers(c)	24	46,780	1.6%	1,949
Decision of the Board on	Senior managers	283	343,080	11.4%	1,212
September 14, 2010	Other employees(d)	10,074	2,620,151	87.0%	260
	Total	10,381	3,010,011	100%	290

(a)	The number of restricted shares awarded shown in this table has not been recalculated to take into account the four-for-one stock split approved by the Shareholders’ Meeting on May 12, 2006.
(b)	For the 2005, 2006 and 2007 plans, the acquisition rates of the shares awarded, linked to the performance conditions, were 100%. For the 2008 plan, the acquisition rate, linked to the performance condition, was 60%.
(c)	Members of the Management Committee and the Treasurer as of the date of the Board meeting granting the restricted shares. The Chairman of the Board and the Chief Executive Officer were not awarded any restricted shares.
(d)	Mr. Clément, employee of Total Raffinage Marketing, a subsidiary of TOTAL S.A. and the director of TOTAL S.A. representing employee shareholders, was awarded 320 restricted shares under the 2005 plan, 200 restricted shares under the 2007 plan, 500 restricted shares under the 2008 plan and 240 restricted shares under the 2010 plan.
(e)	Excluding free shares granted as part of the 2010 global free share plan.

The grant of these restricted shares, which were bought back by the Company on the market, will become final after a 2-year vesting period. This final grant is subject to continued employment and condition performances. Moreover, the transfer of the restricted shares will not be permitted until the end of a 2-year mandatory holding period.

RESTRICTED SHARE PLANS AS OF DECEMBER 31, 2010

	2005
	Plan(a)		2006 Plan		2007 Plan		2008 Plan	2009 Plan	2010 Plan
Date of the Shareholders’ Meeting	05/17/2005		05/17/2005		05/17/2005		05/16/2008	05/16/2008	05/16/2008
Grant date(b)	07/19/2005		07/18/2006		07/17/2007		10/09/2008	09/15/2009	09/14/2010
Closing price on grant date(c)	€52.13		€50.40		€61.62		€35.945	€41.615	€39.425
Average repurchase price per share paid by the Company	€51.62		€51.91		€61.49		€41.63	€38.54	€39.11
Total number of restricted shares awarded, including to	2,280,520		2,275,364		2,366,365		2,791,968	2,972,018	3,010,011
• Directors(d)	416		416		432		588	—	240
• Ten employees with largest grants(e)	20,000		20,000		20,000		20,000	20,000	20,000
Start of the vesting period:	07/19/2005		07/18/2006		07/17/2007		10/09/2008	09/15/2009	09/14/2010
Date of final grant, subject to specific condition (end of the vesting period)	07/20/2007		07/19/2008		07/18/2009		10/10/2010	09/16/2011	09/15/2012
Transfer possible from (end of the mandatory holding period)	07/20/2009		07/19/2010		07/18/2011		10/10/2012	09/16/2013	09/15/2014

Number of restricted shares:
• Outstanding as of January 1, 2010	—		—		—		2,762,476	2,966,036
• Awarded in 2010					—			—	3,010,011
• Canceled in 2010(f)	1,024	(h)	3,034	(h)	552	(h)	(1,113,462)	(9,796)	(8,738)
• Finally granted in 2010(g)	(1,024	)(h)	(3,034	)(h)	(552	)(h)	(1,649,014)	(1,904)	(636)
• Outstanding as of December 31, 2010	—		—		—		—	2,954,336	3,000,637

(a)	The number of restricted shares awarded has been multiplied by four to take into account the four-for-one stock split approved by TOTAL Shareholders’ Meeting on May 12, 2006.
(b)	The grant date is the date of the Board meeting awarding the restricted share grant, except for the restricted shares awarded on October 9, 2008, approved by the Board on September 9, 2008.
(c)	To take into account the four-for-one stock split in May 18, 2006, the closing price for TOTAL shares on July 19, 2005, (€208.50) has been divided by four.
(d)	Mr. Desmarest, Chairman of the Board of Directors until May 21, 2010, was not awarded any restricted shares under the 2005, 2006, 2007, 2008 2009 and 2010 plans. Furthermore, Mr. de Margerie, director of TOTAL S.A. since May 12, 2006, Chief Executive Officer of TOTAL S.A. since February 14, 2007, and Chairman and Chief Executive Officer of TOTAL S.A. since May 21, 2010, was not awarded any restricted shares under the 2006, 2007, 2008, 2009 and 2010 plans. Mr. de Margerie was finally awarded on July 20, 2007, the 2,000 restricted shares he had been awarded under the 2005 plan since he was not a director of TOTAL S.A as of the date of the grant. In addition, Mr. Boeuf, director of TOTAL S.A. representing employee shareholders until December 31, 2009, was awarded restricted shares under the plans approved by the Board of Directors of TOTAL S.A. on July 19, 2005, July 18, 2006, July 17, 2007 and September 9, 2008. Mr. Boeuf was not awarded any restricted shares under the plan approved by the Board of Directors of TOTAL S.A. on September 15, 2009. Mr. Clément, director of TOTAL S.A. representing employee shareholders since May 21, 2010, was awarded 240 restricted shares under the plan approved by the Board of Directors of TOTAL S.A. on September 14, 2010. In addition, Mr. Clément was finally awarded 300 shares on October 10, 2010, under the restricted share plan approved by the Board of Directors of TOTAL S.A. on September 9, 2008.
(e)	Employees of TOTAL S.A., or of any Group company, who were not directors of TOTAL S.A. as of the date of grant.
(f)	Out of the 1,113,462 canceled rights to the grant share under the 2008 plan, 1,094,914 entitlement rights were canceled due to the performance condition. The acquisition rate for the 2008 plan was 60%.
(g)	For the 2009 and 2010 plans, final grants following the death of the beneficiary.
(h)	Restricted shares finally awarded for which the entitlement right had been canceled erroneously.

In case of a final grant of the outstanding restricted shares as of December 31, 2010, the corresponding shares would represent 0.25%(1) of the Company’s potential share capital as of such date.

(1)  Out of a total potential share capital of 2,398,908,757 shares.

GLOBAL FREE SHARE PLAN AS OF DECEMBER 31, 2010

	2010 plan	2010 plan
	(2+2)	(4+0)	Total
Date of the Shareholders’ Meeting	05/16/2008	05/16/2008
Grant date(a)	06/30/2010	06/30/2010
Final grant date (end of vesting period)	07/01/2012	07/01/2014
Transfer possible from	07/01/2014	07/01/2014

Number of restricted shares awarded
Outstanding as of January 1, 2008	—	—	—
Awarded	—	—	—
Canceled	—	—	—
Finally granted	—	—	—
Outstanding as of January 1, 2009	—	—	—
Awarded	—	—	—
Canceled	—	—	—
Finally granted	—	—	—
Outstanding as of January 1, 2010	—	—	—
Awarded	1,508,850	1,070,650	2,579,500
Canceled	(125)	(75)	(200)
Finally granted(c)	(75)		(75)
Outstanding as of December 31, 2010	1,508,650	1,070,575	2,579,225

(a)	The June 30, 2010 grant was decided by the Board of Directors on May 21, 2010.
(b)	Final grant following the death or disability of the beneficiary of the shares.

In case of a final grant of the outstanding shares as of December 31, 2010, the corresponding shares would represent 0.11%(1) of the Company’s potential share capital as of such date.

RESTRICTED SHARE GRANTS TO THE TEN EMPLOYEES (OTHER THAN DIRECTORS) RECEIVING THE LARGEST AMOUNT OF GRANTS / RESTRICTED SHARE FINALLY AWARDED TO THE TEN EMPLOYEES (OTHER THAN DIRECTORS) RECEIVING THE LARGEST AMOUNT OF SHARES

	Restricted share
	grants / Shares			End of mandatory
	finally awarded	Grant date	Date of final grant	holding period
Restricted share grants approved by the Board meeting on September 14, 2010 to the ten TOTAL S.A. employees (other than directors) receiving the largest amount of grants(a)	20,000 (b)	09/14/2010	09/15/2012	09/15/2014

Restricted share finally awarded in 2010 following the restricted share plan approved by the Board meeting on September 9, 2008, to the ten employees (other than directors) receiving the largest amount of shares(c)	12,000	10/09/2008	10/10/2010	10/10/2012

(a)	Grant approved by the Board on September 14, 2010. Grants of these restricted shares will become final, subject to a performance condition, after a 2-year vesting period, i.e. on September 15, 2012. Moreover, the transfer of the restricted shares will not be permitted until the end of a 2-year mandatory holding period, i.e. on September 15, 2014.
(b)	In addition, as of June 30, 2010, as part of the global free share plan, the ten employees were granted rights to twenty-five free shares.
(c)	Restricted share plan approved by the Board of Directors on September 9, 2008, and awarded on October 9, 2008. Grants of these restricted shares will become final, subject to a performance condition, after a 2-year vesting period, i.e. on October 10, 2010. The acquisition rate of the shares awarded, linked to the performance condition, was 60%. Moreover, the transfer of the restricted shares finally awarded will only be permitted after the end of a 2-year mandatory holding period, i.e. from October 10, 2012.

(1)  Out of a total potential share capital of 2,398,908,757 shares.

CORPORATE GOVERNANCE

For several years, TOTAL has been actively examining corporate governance matters. At its meeting on November 4, 2008, the Board of Directors confirmed its decision to use the Corporate Governance Code for Listed Companies published by the principal French business confederations, the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) (“AFEP-MEDEF Code”) as its reference for corporate governance matters.

The AFEP-MEDEF Code was amended in April 2010 to make recommendations related to the balanced number of men and women sitting in Board and Committees’ meetings. The code recommends that a target of at least 20% of women be reached before April 2013 and at least 40% before April 2016. As of December 31, 2010, the Company’s Board of Directors was comprised of two women out of a total of fifteen members (i.e., 13%). At the Shareholders’ Meeting in May 2011, it will be proposed to appoint two additional women to replace two directors whose terms are coming to an end. If the resolutions are approved by the Shareholders’ Meeting, the percentage of women sitting in the Board will rise to 26%. The Board of Directors will keep examining corporate governance issues to continue diversifying in the years to come.

The Company’s corporate governance practices differ from the recommendations contained in the AFEP-MEDEF Code on the following limited matters:

•	The AFEP-MEDEF Code recommends that a director no longer be considered as independent upon the expiry of the term of office during which the length of his service on the board reaches twelve years. The Board has not followed this recommendation with regards to one of its members considering the long-term nature of its investments and operation as well as the experience and authority of which this director is in possession, which reinforce his independence and contribute to the Board’s work. This directorship expired on May 21, 2010.

•	Mr. Desmarest chairs the Nominating & Governance Committee since it was created in February 2007. Although Mr. Desmarest chaired the Board of Directors until May 2010, the Board and this Committee considered that Mr. Desmarest chairing the Nominating & Governance Committee would enable this Committee to benefit from his experience and his knowledge of the Company’s businesses, environment and executive teams, which is particularly useful to inform the Committee’s deliberations concerning the appointment of executives and directors. This committee is comprised of a majority of independent directors and the Chairman and the Chief Executive Officer do not attend deliberations concerning their own situation.

Mr. Desmarest, who was appointed Honorary Chairman of TOTAL and renewed as a director on May 21, 2010, can still be entrusted with representative missions for the Group.

In compliance with the AFEP-MEDEF Code, the Chairman and Chief Executive Officer does not have any employment contract with the Group or any company of the Group.

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

Rules of procedure of the Board of Directors

At its meeting on February 13, 2007, the Board of Directors adopted rules of procedure to replace the Directors’ Charter.

The Board’s rules of procedure specify the obligations of each director and set forth the mission and working procedures of the Board of Directors. They also define the respective responsibilities and authority of the Chairman and of the Chief Executive Officer. It is reviewed on a regular basis to match the changes in rules and practices related to governance.

An unabridged version of these rules of procedure is available herein.

Mission of the Board of Directors

The mission of the Board of Directors is to determine the strategic direction of the Group and supervise the implementation of this vision. With the exception of the powers and authority expressly reserved for shareholders and within the limits of the Company’s legal purpose, the Board may address any issue related to the operation of the Company and take any decision concerning the matters falling within its purview. Within this framework, the Board’s duties and responsibilities include, but are not limited to, the following:

•	appointing the Chairman and the Chief Executive Officer and supervising the handling of their responsibilities;
•	defining the Company’s strategic orientation and, more generally, that of the Group;
•	approving investments or divestments under study by the Group that concern amounts greater than 3% of shareholders’ equity, whether or not the project is part of the announced strategy;
•	reviewing information on significant events related to the Company’s affairs, in particular for investments or divestments that are greater than 1% of shareholders’ equity;
•	conducting audits and investigations as it may deem appropriate. The Board, with the assistance of the Audit committee where appropriate, ensures that:

–	authority within the Company has been properly delegated before it is exercised, and that the various entities of the Company respect the authority, duties and responsibilities they have been given;
–	no individual is authorized to contract on behalf of the Company or to commit to pay, or to make payments, on behalf of the Company, without proper supervision and control;
–	the internal control function operates properly and that the statutory auditors are able to conduct their audits under appropriate circumstances; and
–	the committees it has created duly perform their responsibilities;

•	monitoring the quality of the information provided to the shareholders and the financial markets through the financial statements that it approves and the annual reports, or when major transactions are conducted;
•	convening and setting the agenda for Shareholders’ Meetings;
•	preparing, for each year, a list of the directors it deems to be independent under generally recognized corporate governance criteria; and
•	the Board of Directors is regularly informed, through the Audit Committee, of the Group’s financial position, cash position and obligations.

Directors’ obligations

Before accepting a directorship, every candidate receives a copy of TOTAL S.A.’s by-laws and Rules of Procedures. He ensures that he has broad knowledge of the general and particular commitments related to his duty, especially the laws and regulations governing directorships in French limited liability companies (société anonyme) whose shares are listed in one or several regulated markets.

Accepting a directorship involves upholding the Rules of Procedures and the Group’s values as described in its Code of Conduct.

When directors participate in and vote at Board meetings, they are required to represent the interest of the shareholders and the Company as a whole.

Independence of judgment: Directors undertake, under any circumstance, to maintain the independence of their analysis, judgment, decision making and actions as well as not to be unduly influenced, directly or indirectly, by other directors, particular groups of shareholders, creditors, suppliers and, more generally, any third-party.

Preparation of each Board’s meeting: Directors undertake to devote the amount of time required to consider the information they are given and otherwise prepare for meetings of the Board and of the committees on which they sit. Directors may request any additional information that they feel is necessary or useful from the Chairman and Chief Executive Officer. Directors, if they consider it necessary, may request training on the Company’s specificities, businesses and activities.

Directors attend all Board meetings and all committees or Shareholders’ Meetings, unless they have previously contacted the Chairman to inform him of scheduling conflicts.

Files reviewed at each meeting of the Board as well as the information collected before or during the meetings are confidential. Directors cannot use them for or share them with a third party whatever the reason. Directors take any necessary measures to keep them confidential. Confidentiality and privacy are lifted when such information are made publicly available by the Company.

The Chairman of the Board makes sure that the Company provides the directors with the relevant information, including criticisms, in particular financial statement reports and press releases.

Duty of loyalty: Directors cannot take advantage of his office or duties to ensure, for himself or a third party, any monetary or non-monetary benefit.

They notify the Board of Directors any potential conflicts of interest with the Company or any other company of the Group. They refrain from participating in the vote relating to the corresponding resolution or even to the debate preceding the vote.

Directors must inform the Board of Directors of their entering in a transaction that involves directly the Company or any other company of the Group before such transaction is closed.

Directors cannot take any responsibility in a personal capacity in companies or businesses that are competing with the Company or any other company of the Group without previously informing the Board.

Directors are committed not to seek or accept directly or indirectly from the Company or any other company of the Group benefits that may be considered as compromising their independence.

Duty of expression: Directors are committed to clearly expressing their opposition if they deem that a decision made by the Board of Directors is contrary to the Company’s corporate interest and should strive to convince the Board of the relevancy of their position.

Company’s securities and stock exchange rules: While in office, directors are required to hold the minimum number of registered shares as set by the Company’s by-laws (i.e., 1,000 shares — with the exception of the director representing employee shareholders for whom the requirements are more flexible).

Directors refrain from trading any shares and ADRs of TOTAL S.A. and its publicly traded subsidiaries for which they hold non-public information that could impact the securities’ market value. To this purpose, directors act in compliance with the following procedures:

•	any shares and ADRs of TOTAL S.A. and its publicly traded subsidiaries are to be held in registered form, either bearer shares with the Company or its agent (currently BNP-Paribas Securities Services for TOTAL shares and Bank of New-York Mellon for TOTAL ADRs), or administered registered shares with a French broker (or U.S. broker for ADRs) whose contact details are communicated to the Board’s Secretariat by the director;
•	buying on margin or short selling (Paris option market (MONEP), warrants, exchangeable obligations, etc.) those same securities is also prohibited;
•	any transaction of the TOTAL share (or ADR) is strictly prohibited, including hedging transactions, on the day when the Company discloses its periodic earnings (quarterly, interim and annual) as well as the fifteen calendar days preceding such date; and
•	directors make all necessary arrangements to declare to the French Financial Markets Authority (Autorité des marchés financiers) and inform the Board’s secretary, under the form and timeframe provided for by applicable laws, of any transaction on the company’s securities entered into by himself or any other individual with whom he is closely related.

Board of Directors practices

The Board of Directors meets at least four times a year and as often as circumstances may require.

Before each meeting of the Board, the agenda is sent out to directors and, whenever possible, it is sent together with the documents that are necessary to consider.

Directors can delegate their authority to another director at the meetings of the Board, within the limit of one delegation per director per meeting.

Whenever authorized by the law, those directors attending the meeting of the Board via video conference (in compliance with the technical requirements set by applicable regulations) are considered present for the calculation of the quorum and majority.

The Board allocates directors’ fees, and may allocate additional directors’ fees, to directors who participate on specialized committees within the total amount established by the Shareholders’ Meeting. The Chairman and the Chief Executive Officer are not awarded directors’ fees for their work on the Board and Committees.

The Board of Directors, based on the recommendation of its Chairman, appoints a Secretary. Every member of the Board of Directors can refer to the Secretary and benefit from his assistance. The Secretary is responsible for the working procedures of the Board of Directors. The Board shall review such procedures periodically.

The Board conducts, at regular intervals not to exceed three years, an assessment of its practices. Such assessment is carried out under the supervision of an independent director or with the contribution of an outside counsel. In addition, the Board of Directors conducts an annual discussion of its methods.

Responsibility and authority of the Chairman

The Chairman represents the Board, and, except under exceptional circumstances, is the sole member authorized to act and speak on behalf of the Board.

He is responsible for organizing and presiding over the Board’s activities and monitors corporate bodies to ensure that they are functioning effectively and respecting corporate governance principles. He coordinates the activity of the Board and its committees. He sets the agenda for the meeting by including the issues proposed by the Chief Executive Officer.

He ensures that directors have in due course clear and appropriate information that are necessary to carry out their duties.

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

He is regularly informed by the Chief Executive Officer of events and situations that are important for the Group relating to the strategy, organization, monthly financial reporting, major investment and divestment projects and major financial operations. He may request that the Chief Executive Officer provide any useful information for the Board or its committees to carry out their duties.

He may also work with the statutory auditors to prepare matters before the Board or the Audit Committee.

He presents every year in a report to the Shareholders’ Meeting, practices of the Board of Directors and potential limits set by the Board of Directors concerning the powers of the Chief Executive Officer. For this purpose, he receives from the Chief Executive Officer the relevant information.

Authority of the Chief Executive Officer

The Chief Executive Officer is responsible for the general management of the Company. He chairs the Group’s Executive Committee and Management Committee. Subject to the Company’s corporate governance rules and in particular the Rules of Procedures of the Board of Directors (see above: “the Board of Directors’ mission”), he has the full extent of authority to act on behalf of the Company in all instances, with the exception of actions that are, by law, reserved to the Board of Directors or to Shareholders’ Meetings.

The Chief Executive Officer is responsible for periodic reporting of the Group’s results and outlook to shareholders and the financial community.

At each meeting of the Board, the Chief Executive Officer reports the highlights in the Group’s activity.

Committees of the Board of Directors

The Board of Directors approved the creation of:

•	an Audit Committee;

•	a Nominating & Governance Committee; and

•	a Compensation Committee.

The missions and composition of these committees are defined in their relevant rules of procedure approved by the Board of Directors.

The Committees carry out their duty for and report to the Board of Directors.

Each committee reports on its activities to the Board of Directors.

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

The Committee consults with the statutory auditors. It has the capacity of consulting them without Company representatives attending. If it deems it necessary to accomplish its duties, the Committee may request from the Board the resources to engage external consultants.

The Committee submits written reports to the Board of Directors regarding its work.

In 2010, the Committee’s members were Mrs. Patricia Barbizet and Messrs. Bertrand Jacquillat and Thierry de Rudder. All of the members of the Committee are independent directors and have recognized experience in the financial and accounting fields, as illustrated in their summary biographies (see “— Directors and Senior Management — Composition of the Board of Directors”).

The Committee is chaired by Mrs. Patricia Barbizet.

The Board of Directors, at its meeting on July 30, 2009, decided to appoint Mr. Bertrand Jacquillat to serve as the Audit Committee financial expert based on a recommendation by the Audit Committee.

Compensation Committee

The Compensation Committee is focused on:

•	examining the executive compensation policies implemented by the Group and the compensation of members of the Executive Committee; and

•	evaluating the performance and recommend the compensation of the Chairman of the Board and of the Chief Executive Officer.

Its duties include the following:

•	examining the criteria and objectives proposed by management for executive compensation and advising on this subject;

•	presenting recommendations and proposals to the Board concerning:

−	compensation, pension and insurance plans, in-kind benefits, and other compensation, including severance benefits, for the Chairman and the Chief Executive Officer of the Company, and
−	stock options and restricted share grants to the Chairman and the Chief Executive Officer; and

•	examining stock option plans, restricted share grants, equity-based plans and pension and insurance plans.

Compensation Committee membership and practices

The Committee is made up of at least three directors designated by the Board of Directors.

A majority of the members must be independent directors. Members of the Compensation Committee may not receive from the Company and its subsidiaries, either directly or indirectly, any compensation other than:

•	directors’ fees paid for their services as directors or as members of the committee, or, if applicable, as members of another committee of the Company’s Board; and
•	compensation and pension benefits related to prior employment by the Company which are not dependent upon future work or activities.

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

In 2010, the Committee’s members were Messrs. Bertrand Collomb, Michel Pébereau and, until May 21, 2010, Mr. Serge Tchuruk. Messrs. Patrick Artus and Thierry Desmarest were appointed members of this Committee as from May 21, 2010. Messrs. Artus, Collomb, Pébereau, Tchuruk are independent directors.

Mr. Michel Pébereau chairs the Committee.

Nominating & Governance Committee

The Committee is focused on:

•	recommending to the Board of Directors the persons that are qualified to be appointed as directors, Chairman or Chief Executive Officer;
•	preparing the Company’s corporate governance rules and supervise their implementation; and
•	examining any questions referred to it by the Board or the Chairman of the Board, in particular questions related to ethics.

Its duties include the following:

•	presenting recommendations to the Board for its membership and the membership of its committees;
•	proposing annually to the Board the list of directors who may be considered as “independent directors” of the Company;
•	assisting the Board in the selection and evaluation of the Chairman of the Board and the Chief Executive Officer and examining the preparation of their possible successors, in cooperation with the Compensation Committee;
•	preparing a list of individuals who might be considered for election as Directors and those who might be named to serve on Board committees;
•	proposing methods for the Board to evaluate its performance;
•	proposing the procedure for allocating directors’ fees;
•	developing and recommending to the Board the corporate governance principles applicable to the Company; and
•	examining ethical issues at the request of the Board or its Chairman.

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

Members of the Nominating & Governance Committee, other than the Chairman of the Board and the Chief Executive Officer, may not receive from the Company and its subsidiaries any compensation other than:

•	directors’ fees paid for their services as directors or as members of the committee, or, if applicable, as members of another committee of the Company’s Board; and

•	compensation and pension benefits related to prior employment by the Company which are not dependent upon future work or activities.

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

In 2010, the Committee’s members were Messrs. Bertrand Collomb, Thierry Desmarest, Michel Pébereau and, until May 21, 2010, Mr. Serge Tchuruk. Messrs. Collomb, Pébereau and Tchuruk are independent directors.

Mr. Thierry Desmarest chairs the Committee.

Board of Directors practices

On May 21, 2010, the Board of Directors decided to reunify the positions of Chairman and Chief Executive Officer and appoint the Chief Executive Officer to the duties of Chairman of the Board. This decision was made taking into account the advantage of the unified management and the majority of independent directors appointed at the Committees, which ensures balanced authority. The Board of Directors deemed that the unified management form was the most appropriate to the Group’s business and specificities of the oil and gas sector.

At its meeting on February 10, 2011, the Board of Directors discussed its practices and stated it was globally satisfied with such practices.

Compliant with the recommendation by the Nominating and Governance Committee, the Board made suggestions for improvement with respect to broadening criteria when benchmarking with other companies, and for a thorough study of the Group’s opportunities in the energy sector.

EMPLOYEES AND SHARE OWNERSHIP

Employees

The tables below set forth the number of employees, by division and geographic location, of the Group (fully consolidated subsidiaries) as of the end of the periods indicated:

	Upstream	Downstream	Chemicals	Corporate	Total
2010	17,192	32,631	41,658	1,374	92,855
2009	16,628	33,760	44,667	1,332	96,387
2008	16,005	34,040	45,545	1,369	96,959

		France	Rest of Europe	Rest of world	Total
2010		35,169	24,931	32,755	92,855
2009		36,407	26,299	33,681	96,387
2008		37,101	27,495	32,363	96,959

TOTAL believes that the relationship between its management and labor unions is, in general, satisfactory.

Arrangements for involving employees in the Company’s share capital

Pursuant to agreements signed on March 15, 2002, as amended, the Group created a “Total Group Savings Plan” (PEGT), a “Partnership for Voluntary Wage Savings Plan” (PPESV, later becoming PERCO) and a “Complementary Company Savings Plan” (PEC) for employees of the Group’s French companies having adhered to these plans. These plans allow investments in a number of mutual funds including one invested in Company shares (“TOTAL ACTIONNARIAT FRANCE”). A “Shareholder Group Savings Plan” (PEG-A) has also been in place since November 19, 1999 to facilitate capital increases reserved for employees of the Group’s French and foreign subsidiaries covered by these plans.

Company savings plans

The various Company savings plans (PEGT, PEC) give the employees of French Group Companies belonging to these savings plans access to several collective investment funds (Fonds communs de placement), including a Fund invested in shares of the Company (“TOTAL ACTIONNARIAT FRANCE”).

The capital increases reserved for employees are conducted under PEG-A through the “TOTAL ACTIONNARIAT FRANCE” fund for employees of the Group’s French subsidiaries and through the “TOTAL ACTIONNARIAT INTERNATIONAL CAPITALISATION” fund for the employees of foreign subsidiaries. In addition, U.S. employees participate in these operations through American Depositary Receipts (ADRs) and Italian employees (as well as German employees starting in 2011) may participate by directly subscribing to new shares at the Group Caisse Autonome in Belgium.

Incentive agreements

Performance indicators used under the June 26, 2009, profit-sharing agreements for employees of ten Group companies, when permitted by local law, link amounts available for profit sharing to the performance (ROE) of the Group as a whole.

Employee shareholding

The total number of TOTAL shares held by employees as of December 31, 2010, is as follows:

TOTAL ACTIONNARIAT FRANCE	73,117,185
TOTAL ACTIONNARIAT INTERNATIONAL CAPITALISATION	16,446,122
ELF PRIVATISATION No. 1	977,948
Shares held by U.S. employees	705,829
Group Caisse Autonome (Belgium)	295,866
TOTAL shares from the exercise of the Company’s stock options and held as registered shares within a Company Savings Plan (PEE)(a)	3,185,510

Total shares held by employee shareholder funds	94,728,460

(a)	Company savings plans.

As of December 31, 2010, the employees of the Group held, on the basis of the definition of employee shareholding contained in Article L. 225-102 of the French Commercial Code, 94,728,460 TOTAL shares, representing 4.03% of the Company’s share capital and 7.72% of the voting rights that could be exercised at a Shareholders’ Meeting on that date.

Capital increase reserved for Group employees

At the Shareholders’ Meeting held on May 21, 2010, the shareholders delegated to the Board of Directors the authority to increase the share capital of the Company in one or more transactions and within a maximum period of twenty-six months from the date of the meeting, reserving subscriptions for such issuance to the Group employees participating in a company savings plan in accordance with the provisions of Articles L. 3332-2 and L. 3332-18 and following of the French Labor Code, and Articles L. 225-129-2, L. 225-129-6 and L. 225-138-1 of the French Commercial Code. The number of ordinary shares that are likely to be issued pursuant to this delegation of authority will not exceed 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made.

Pursuant to this delegation of authority, the Board of Directors decided on October 28, 2010, to proceed with a capital increase of a maximum of 12 million shares reserved for TOTAL employees, bearing dividends as of January 1, 2010. The Board of Directors decided to delegate the authority to set the subscription period to the Chairman and Chief Executive Officer.

The Board of Directors had decided on November 6, 2007, to proceed with a capital increase of a maximum of 12 million shares with a subscription price of €44.40 per share reserved for TOTAL employees, bearing dividends as of January 1, 2007. Subscription was open from March 10, 2008, through March 28, 2008, and 4,870,386 new TOTAL shares were issued in 2008.

On March 14, 2011, the Chairman and Chief Executive Officer decided that the subscription period would be set from March 16 to April 1, 2011, and acknowledged that the subscription price per ordinary share would be set at €34.80.

The management of each of the three collective investment funds mentioned above is controlled by a dedicated supervisory board, two-third of its members representing holders of fund units and one-third representing the Company. This board is responsible for reviewing the collective investment funds’ management report and annual financial statements as well as the financial, administrative and accounting management, exercising voting rights attached to portfolio securities, deciding contribution of securities in case of a public tender offer, deciding mergers, spin-offs or liquidations, and granting its approval prior to changes in the rules and procedures of the collective investment fund in the conditions provided for by the rules and procedures.

These rules and procedures also stipulate a simple majority vote for decisions, except for decisions requiring a qualified majority vote of two-third plus one related to a change in a fund’s rules and procedures, its conversion or disposal, and decisions related to contribution of securities of the Elf Privatisation collective investment fund in case of a public tender offer.

For employees holding shares outside of the employee collective investment funds mentioned in the table above, voting rights are exercised individually.

Shares held by Directors and Executive Officers

As of December 31, 2010, based on information from the members of the Board and the share registrar, the members of the Board and the Group Executive Officers (Management Committee and Treasurer) held a total of less than 0.5% of the share capital:

•	Members of the Board of Directors (including the Chairman and Chief Executive Officer): 474,450 shares;
•	Chairman and Chief Executive Officer: 85,230 shares and 48,529 shares of the TOTAL ACTIONNARIAT FRANCE collective investment plan;
•	Management Committee (including the Chief Executive Officer) and Treasurer: 572,527 shares.

By decision of the Board of Directors:

•	The Chairman and the Chief Executive Officer are required to hold a number of shares of the Company equal in value to two years of the fixed portion of their annual compensation.
•	Members of the Executive Committee are required to hold a number of shares of the Company equal in value to two years of the fixed portion of their annual compensation. These shares have to be acquired within three years from the appointment to the Executive Committee.

The number of TOTAL shares to be considered includes:

•	directly held shares, whether or not they are subject to transfer restrictions; and
•	shares in collective investment funds invested in TOTAL shares.

Summary of transactions in the Company’s securities

The following table presents transactions, of which the Company has been informed, in the Company’s shares or related financial instruments carried out in 2010 by the individuals concerned under paragraphs a) through c) of Article L. 621-18-2 of the French Monetary and Financial Code.

Year 2010

						Exercise
						of stock
		Acquisition	Subscription	Transfer	Exchange	options
Thierry Desmarest(a)	TOTAL shares	—	—	45,372	—	25,372

	Shares in collective investment plans (FCPE), and other related financial instruments(b)	—	—	—	—	—

Christophe de Margerie(a)	TOTAL shares	—	—	—	—	—

	Shares in collective investment plans (FCPE), and other related financial instruments(b)	4,815.21	—	—	—	—

Michel Bénézit(a)	TOTAL shares	—	3,170	—	—	—

	Shares in collective investment plans (FCPE), and other related financial instruments(b)	27.68	47.23	—	—	—

François Cornélis(a)	TOTAL shares	—	—	—	—	—

	Shares in collective investment plans (FCPE), and other related financial instruments(b)	1,241.32	—	—	—	—

Yves-Louis Darricarrère(a)	TOTAL shares	—	—	—	—	—

	Shares in collective investment plans (FCPE), and other related financial instruments(b)	4.61	—	—	—	—

Jean-Jacques Guilbaud(a)	TOTAL shares	—	—	5,000	—	5,000

	Shares in collective investment plans (FCPE), and other related financial instruments(b)	345.33	259.48	652.79	—	—

Patrick de La Chevardière(a)	TOTAL shares	—	—	—	—	—

	Shares in collective investment plans (FCPE), and other related financial instruments(b)	79.25	12.79	—	—	—

(a)	Including the related individuals in the meaning of the provisions of the Article R. 621-43-1 of the French Monetary and Financial Code.
(b)	Collective investment funds (FCPE) primarily invested in Company shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

Holdings of major shareholders

The major shareholders of TOTAL as of December 31, 2010, 2009 and 2008 are set forth in the table below:

	2010			2009		2008
			% of
	% of	% of	theoretical	% of	% of	% of	% of
	share	voting	voting	share	voting	share	voting
As of December 31,	capital	rights	rights(a)	capital	rights	capital	rights
Groupe Bruxelles Lambert(b)(c)	4.0	4.0	3.7	4.0	4.0	4.0	4.0
Compagnie Nationale à Portefeuille(b)(c)	1.6	1.6	1.4	1.4	1.4	1.4	1.4
Areva(b)	0.0	0.0	0.0	0.0	0.0	0.3	0.6
BNP Paribas(b)	0.2	0.2	0.2	0.2	0.2	0.2	0.2

Group employees(b)(d)	4.0	7.7	7.1	3.9	7.5	3.8	7.4

Other registered shareholders (non-Group)	1.4	2.5	2.3	1.4	2.4	1.2	2.1

Treasury shares	4.8	—	8.3	4.9	—	6.0	—
of which TOTAL S.A.	0.5	—	0.5	0.6	—	1.8	—
of which Total Nucléaire	0.1		0.1	0.1	—	0.1	—
of which subsidiaries of Elf Aquitaine	4.2		7.7	4.2	—	4.1	—

Other bearer shareholders	84.0	84.0	77.0	84.2	84.5	83.1	84.3
of which holders of ADS(e)	8.0	8.0	7.4	7.5	7.6	8.2	8.3

(a)	Pursuant to article 223-11 of the AMF General Regulation, the number of theoretical voting rights is calculated on the basis of all outstanding shares to which voting rights are attached, including treasury shares that are deprived of voting rights.
(b)	Shareholders with an executive officer (or a representative of employees) serving as a director of TOTAL S.A.
(c)	Groupe Bruxelles Lambert is a company controlled jointly by the Desmarais family and Frère-Bourgeois S.A., and for the latter mainly through its direct and indirect interest in Compagnie Nationale à Portefeuille. In addition, Groupe Bruxelles Lambert and Compagnie Nationale à Portefeuille declared their acting in concert.
(d)	Based on the definition of employee shareholding pursuant to Article L. 225-102 of the French Commercial Code.
(e)	American Depositary Shares listed on the New York Stock Exchange.

As of December 31, 2010, the holdings of the major shareholders were calculated based on 2,349,640,931 shares, representing 2,350,274,592 voting rights exercisable at Shareholders’ Meetings or 2,563,093,539 theoretical voting rights(1) including:

•	200,662,536 voting rights attached to the 100,331,268 TOTAL shares held by TOTAL S.A. subsidiaries that cannot be exercised at Shareholders’ Meetings; and

•	12,156,411 voting rights attached to the 12,156,411 TOTAL shares held by TOTAL S.A. that are deprived of voting rights.

For prior years, the holdings of the major shareholders were established on the basis of 2,348,422,884 shares, to which were attached 2,339,384,550 voting rights that could be exercised at the Shareholders’ Meeting, as of December 31, 2009, and of 2,371,808,074 shares to which were attached 2,339,251,395 voting rights that could be exercised at the Shareholders’ Meeting, as of December 31, 2008.

Identification of the holders of bearer shares

In accordance with Article 9 of its by-laws, the Company is authorized, to the extent permitted under applicable law, to identify the holders of securities that grant immediate or future voting rights at the Company’s Shareholders’ Meetings.

Legal thresholds

In addition to the legal obligation to inform the Company and the French Financial Markets Authority within four business days when thresholds representing 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the share capital or voting rights(2) are crossed (Article L. 233-7 of the French Commercial Code), any individual or entity who directly or indirectly acquires a percentage of the share capital, voting rights or rights giving future access to the share capital of the Company which is equal to or greater than 1%, or a multiple of this percentage, is required to notify the Company within 15 days by registered mail with return receipt requested, and declare the number of securities held.

(1)  Pursuant to Article 223-11 of the AMF General Regulation, the number of theoretical voting rights is calculated on the basis of all outstanding shares, including those shares held by the Group that are deprived of voting rights.
(2)  Pursuant to Article 223-11 of the AMF General Regulation, the number of voting rights is calculated on the basis of all outstanding shares, including those shares held by the Group that are deprived of voting rights.

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

Declarations are to be sent to the Vice President of the Investor Relations department in Paris.

Temporary transfer of securities

Pursuant to legal obligations, any legal entity or individual (with the exception of those described in paragraph 3 of Article L. 233-7 of the French Commercial Code) holding alone or together a number of shares representing more than 0.5% of the Company’s voting rights pursuant to one or several temporary transfers or similar operations as described by Article L. 225-126 of the French Commercial Code is required to inform the Company and the French Financial Markets Authority of the number of shares temporarily held no later than the third business days preceding the Shareholders’ Meeting at midnight.

Declarations are to be e-mailed to the Company at: holding.df-shareholdingnotification@total.com.

Failing to declare such information, any share bought under any of the above described temporary transfer operations shall be deprived of voting rights at the relevant Shareholders’ Meeting and at any Shareholders’ Meeting that would be held until such shares are transferred again or returned.

Holdings above the legal thresholds

In accordance with Article L. 233-13 of the French Commercial Code, only one shareholder, Compagnie Nationale à Portefeuille (CNP) and Groupe Bruxelles Lambert (GBL), acting in concert, holds 5% or more of TOTAL’s share capital at year-end 2010(1).

In addition, two known shareholders held 5% or more of the voting rights exercisable at TOTAL Shareholders’ Meetings at year-end 2010:

•	CNP jointly with GBL:

In the AMF notice No. 209C1156 dated September 2, 2009, CNP and GBL acting in concert declared that they held more than the threshold of 5% of the voting rights of TOTAL as of August 25, 2009 and held 127,149,464 TOTAL shares representing 127,745,604 voting rights, i.e. 5.42% of the share capital and 5.0009% of the theoretical voting rights(2) (based on a share capital of 2,347,601,812 shares representing 2,554,431,468 voting rights). To the Company’s knowledge, CNP, jointly with GBL, held, as of December 31, 2010, 5.56% of the share capital representing 5.59% of the voting rights exercisable at Shareholders’ Meetings and 5.12% of the theoretical voting rights(2).

•	The collective investment fund (fonds commun de placement) “TOTAL ACTIONNARIAT FRANCE”:

To the Company’s knowledge, the collective investment fund (fonds commun de placement) “TOTAL ACTIONNARIAT FRANCE” held, as of December 31, 2010, 3.11% of the share capital representing 5.94% of the voting rights exercisable at a Shareholders’ Meeting and 5.44% of the theoretical voting rights(2).

Shareholders’ agreements

TOTAL is not aware of any agreements among its shareholders.

Treasury shares

As of December 31, 2010, the Company held 112,487,679 TOTAL shares either directly or through its indirect subsidiaries, which represented 4.79% of the share capital, as of this date. By law, these shares are also deprived of voting rights.

TOTAL shares held directly by the Company

The Company held 12,156,411 treasury shares as of December 31, 2010, representing 0.52% of the share capital, as of that date.

TOTAL shares held directly by Group companies

As of December 31, 2010, Total Nucléaire, a Group company wholly-owned indirectly by TOTAL held 2,023,672 TOTAL shares. As of December 31, 2010, Financière Valorgest, Sogapar and Fingestval, indirect subsidiaries of Elf Aquitaine, held respectively 22,203,704,

(1)  AMF notice No. 207C1811 dated September 2, 2009.
(2)  Pursuant to Article 223-11 of the AMF General Regulation, the number of theoretical voting rights is calculated on the basis of all outstanding shares, including those shares held by the Group that are deprived of voting rights.

4,104,000 and 71,999,892 TOTAL shares, representing a total of 98,307,596 TOTAL shares. As of December 31, 2010, the Company held through its indirect subsidiaries, 4.27% of the share capital.

Related Party Transactions

The Group’s main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in Note 24 to the Consolidated Financial Statements.

In the ordinary course of its business, TOTAL enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2008, and ending on March 24, 2011.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and other supplemental information

See pages F-1 through F-97 and S-1 through S-20 for TOTAL’s Consolidated Financial Statements and other supplemental information.

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

Regarding the cause of the explosion, the hypothesis that the explosion was caused by Grande Paroisse through the accidental mixing of hundreds of kilos of a chlorine compound at a storage site for ammonium nitrate was discredited over the course of the investigation. As a result, proceedings against ten of the eleven Grande Paroisse employees charged during the criminal investigation conducted by the Toulouse Regional Court (Tribunal de grande instance) were dismissed and this dismissal was upheld by the Court of Appeal of Toulouse. Nevertheless, the final experts’ report filed on May 11, 2006 continued to focus on the hypothesis of a chemical accident, although this hypothesis was not confirmed during the attempt to reconstruct the accident at the site. After having articulated several hypotheses, the experts no longer maintain that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

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

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Thierry Desmarest, Chairman and CEO at the time of the disaster, were inadmissible.

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

The appeal proceedings are expected to start before the Court of Appeal of Toulouse on November 3, 2011.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion were paid for the compensation of claims and related expenses amounts. As of December 31, 2010, a €31 million reserve was recorded in the Group’s consolidated balance sheet.

Antitrust investigations

For the year ended 2010, the Group has not been fined pursuant to a Court ruling. The principal antitrust proceedings in which the Group is involved are described hereafter.

Chemicals segment

•	As part of the spin-off of Arkema(1) in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

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

•	In the United States, investigations into certain commercial practices of some subsidiaries of the Arkema group have been closed since 2007; no charges have been brought against Arkema. Civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are about to be closed and are not expected to have a significant impact on the Group’s financial position.

•	In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off an overall amount of €385.47 million, of which Elf Aquitaine and/or TOTAL S.A. and their subsidiaries were held jointly liable for €280.17 million, Elf Aquitaine being personally fined €23.6 million for deterrence. These fines are entirely settled as of today.

As a result(2), since the spin-off, the Group has paid the overall amount of €188.07 million, corresponding to 90% of the fines overall amount once the threshold provided for by the guarantee is deducted.

The European Commission imposed these fines following investigations between 2000 and 2004 into commercial practices involving eight products sold by Arkema. Five of these investigations resulted in prosecutions from the European Commission for which Elf Aquitaine has been named as the parent company and two of these investigations named TOTAL S.A. as the ultimate parent company of the Group.

TOTAL S.A. and Elf Aquitaine are contesting their liability based solely on their status as parent companies and appealed for cancelation and reformation of the rulings that are still pending before the relevant EU court of appeals or supreme court of appeals.

(1)  Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.
(2)  This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million. This case is referred to in past Registration Documents.

Besides, a civil proceeding against Arkema and five groups of companies was initiated before a German regional court by a third party for an alleged damage pursuant to one of the above described legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before this court. At this point, the probability to have a favorable verdict and the financial impacts of this procedure are uncertain due to the number of legal difficulties it gave rise to, the lack of documented claim and the complex evaluation of the alleged damage.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company.

Within the framework of the legal proceedings described above, a €17 million reserve is booked in the Group’s consolidated financial statements as of December 31, 2010.

Downstream segment

•	Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined in 2006 €20.25 million, which has been paid, and for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. appealed this decision before the relevant court and this appeal is still pending.

In addition, pursuant to a statement of objections received by Total Raffinage Marketing (formerly Total France) and TOTAL S.A. from the European Commission regarding another product line of the Refining & Marketing division, Total Raffinage Marketing was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. TOTAL S.A. also appealed this decision that is still pending before the relevant court.

•	Finally, TotalGaz and Total Raffinage Marketing received in July 2009 a statement of objections from the French Antitrust Authority (Autorité de la concurrence française) regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. The case was dismissed by decision of the French antitrust authorities on December 17, 2010.

Given the discretionary powers granted to the antitrust authorities for determining fines relating to antitrust regulations, it is not currently possible to determine with certainty the outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the ultimate outcome of these proceedings, the Group believes that they will not have a material adverse effect on its financial situation or consolidated results.

Sinking of the Erika

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection and ordering TOTAL S.A. to pay a fine of €375,000. The court also ordered compensation to be paid to those affected by the pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it nevertheless proposed to pay third parties who so requested definitive compensation as determined by the court. Forty-one third parties have been compensated for an aggregate amount of €171.5 million.

By a decision dated March 30, 2010, the Court of Appeal of Paris upheld the lower court verdict pursuant to which TOTAL S.A. was convicted of marine pollution and fined €375,000. TOTAL appealed this decision to the French Supreme Court (Cour de cassation).

However, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions and consequently ruled that TOTAL S.A. be not convicted.

TOTAL S.A. believes that, based on the information currently available, the case should not have a significant impact on the Group’s financial situation or consolidated results.

Buncefield

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot was operated by Hertfordshire Oil Storage Limited (HOSL), a company in which TOTAL’s UK subsidiary holds 60% and another oil group holds 40%.

The explosion caused injuries, most of which were minor injuries, to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared TOTAL’s UK subsidiary liable for the accident and solely liable for indemnifying the victims. The subsidiary appealed the decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. The Supreme Court of United Kingdom has partially authorized TOTAL’s UK subsidiary to contest the decision. TOTAL’s UK subsidiary finally decided to withdraw from this recourse due to settlement agreements reached in mid-February 2011.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The provision for the civil liability that appears in the Group’s consolidated financial statements as of December 31, 2010, stands at €194 million after taking into account the payments previously made.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

In addition, on December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including TOTAL’s UK subsidiary. By a judgment on July 16, 2010, TOTAL’s UK subsidiary was fined £3.6 million. The decision takes into account a number of elements that have mitigated the impact of the charges brought against it.

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

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran, by certain oil companies including, among others, TOTAL.

The inquiry concerns an agreement concluded by the Company with a consultant concerning a gas field in Iran and aims to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

Investigations are still pending and the Company is cooperating with the SEC and the DoJ. In 2010, the Company opened talks with U.S. authorities, without any acknowledgement of facts, to consider an out-of-court settlement. Generally, out-of-court settlements with U.S. authorities include payment of fines and the obligation to improve internal compliance systems or other measures.

In this same case, a judicial inquiry related to TOTAL was initiated in France in 2006. In 2007, the Company’s Chief Executive Officer was placed under formal investigation in relation to this inquiry, as the former President of the Middle East department of the Group’s Exploration & Production division. The Company has not been notified of any significant developments in the proceedings since the formal investigation was launched.

At this point, the Company cannot determine when these investigations will terminate, and cannot predict their results, or the outcome of the talks that have been initiated, or the costs of a potential out-of-court settlement. Resolving this case is not expected to have a significant impact on the Group’s financial situation or any impact on its future planned operations.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza court, Total Italia and certain Group’s employees are the subject of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of the Tempa Rossa oil field. On February 16, 2009, as a preliminary measure before the proceedings go before the court, the preliminary investigation judge of Potenza served notice to Total Italia of a decision that would suspend the concession for this field for one year. Total Italia has appealed the decision by the preliminary investigation judge before the Court of Appeal of Potenza. In a decision dated April 8, 2009, the Court reversed the suspension of the Gorgoglione concession and appointed for one year, i.e. until February 16, 2010, a judicial administrator to supervise the operations related to the development of the concession, allowing the Tempa Rossa project to continue.

The criminal investigation was closed in the first half of 2010. The preliminary hearing judge, who will decide whether the case shall be returned to the Criminal Court to be judged on the merits, held the first hearing on December 6, 2010. The next hearing is scheduled during the first half of 2011.

In 2010, Total Italia’s exploration and production operations were transferred to Total E&P Italia and refining and marketing operations were merged with those of Erg Petroli.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of corporate assets and as accessories to the corruption of foreign public agents. The Chairman and Chief Executive Officer of the Company, formerly President of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating judge that the case against the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating judge, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being added to the affair.

In October 2010, the Prosecutor’s office recommended to the investigating judge that the case against TOTAL S.A. the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued. The investigating judge’s decision on this matter is pending.

The Company believes that its activities related to the Oil-for-Food program have been in compliance with this program, as organized by the UN in 1996. The Volcker report released by the independent investigating committee set up by the UN had discarded any bribery grievance within the framework of the Oil-For-Food program with respect to TOTAL.

Blue Rapid and the Russian Olympic Committee — Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine concerning the withdrawal of one of its subsidiaries from an exploration and production project in Russia that was negotiated in the early 1990s. Elf Aquitaine believes this claim to be unfounded. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim and found that the Russian Olympic Committee did not have standing in the matter. This decision has been appealed. The hearings are expected to be held during the first half of 2011.

In connection with the same facts, and fifteen years after the termination of this exploration and production project, a Russian company and two regions of the Russian Federation have launched an arbitration procedure against a former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming damages of an unspecified amount at this stage of the procedure. The Group considers this claim to be unfounded. The Group has reserved its rights to take any actions and/or measures that would be appropriate to defend its interests.

Dividend policy

The Company has paid dividends on its share capital in each year since 1946. Future dividends will depend on the Company’s earnings, financial condition and other factors. The payment and amount of dividends are subject to the recommendation of the Board of Directors and resolution by the Company’s shareholders at the annual shareholders’ meeting.

Since 2004, the Company has paid an interim dividend in November and the remainder after the Shareholders’ Meeting held in May of each year. The 2010 interim dividend and the remainder will still be paid in compliance with this policy.

The Board of Directors met on July 29, 2010, and approved a 2010 interim dividend of €1.14 per share. The ex-dividend date for the interim dividend on Euronext Paris was November 12, 2010 and the payment date was November 17, 2010.

For 2010, TOTAL plans to continue its dividend policy by proposing a dividend of €2.28 per share at the Shareholders’ Meeting on May 13, 2011, including a remainder of €1.14 per share, with an ex-dividend date on May 23, 2011, and a payment on May 26, 2011. This €2.28 per share dividend is stable compared to the previous year. Over the past five fiscal years, the dividend has increased by an average of 5.1%(1) per year.

On October 28, 2010, the Board of Directors decided to change its interim dividend policy and to adopt a new policy based on quarterly dividend payments.

Pending the approval by the Board of Directors for the interim dividends and by the shareholders at the Shareholders’ Meeting for the accounts and the final dividend, the calendar for the interim quarterly dividends and the final dividend for 2011 should be as follows: September 19, 2011; December 19, 2011; March 19, 2012; and June 18, 2012. The provisional ex-dividend dates above relate to the TOTAL shares traded on Euronext Paris.

Dividends paid to holders of ADRs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of euro to dollars. See “Item 10. Additional Information — Taxation”, for a summary of certain U.S. federal and French tax consequences to holders of shares and ADRs.

Significant changes

In February 2011, TOTAL signed an agreement to dispose of its 48.83% interest in CEPSA. The transaction is conditioned on obtaining all requisite approvals.

In early March 2011, the Group also announced the signature of two agreements on principle with the Russian Company Novatek and its major shareholders.

For a further description of significant changes that have occurred since the date of the Company’s Consolidated Financial Statements, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, which include descriptions of certain recent 2011 activities.

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

(1)  This increase does not take into account the Arkema share allotment right granted on May 18, 2006.

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

Price per share (€)	High	Low	High adjusted	Low adjusted
2006	58.15	46.52	57.40	46.52
2007	63.40	48.33	—	—
2008	59.50	31.52	—	—
2009	45.785	34.25	—	—
First Quarter	42.465	34.25	—	—
Second Quarter	42.455	34.72	—	—
Third Quarter	42.45	35.75	—	—
Fourth Quarter	45.785	39.005	—	—
2010	46.735	35.655	—	—
First Quarter	46.735	40.05	—	—
Second Quarter	44.625	36.21	—	—
Third Quarter	41.00	35.655	—	—
September	39.67	36.77	—	—
Fourth Quarter	41.275	36.91	—	—
October	39.72	37.52	—	—
November	41.275	36.91	—	—
December	40.79	37.195	—	—
2011 (through February 28)	44.47	40.01	—	—
January	43.575	40.01	—	—
February	44.47	42.325	—	—

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

Price Per ADR ($)	High	Low	High adjusted	Low adjusted

2006	73.46	58.06	73.46	58.06
2007	87.34	63.89	—	—
2008	91.34	42.60	—	—
2009	65.98	42.88	—	—
First Quarter	57.85	42.88	—	—
Second Quarter	59.93	45.02	—	—
Third Quarter	62.43	49.78	—	—
Fourth Quarter	65.98	57.05	—	—
2010	67.52	43.07	—	—
First Quarter	67.52	54.01	—	—
Second Quarter	60.24	43.07	—	—
Third Quarter	54.14	44.43	—	—
September	52.46	48.15	—	—
Fourth Quarter	58.06	48.08	—	—
October	55.50	51.20	—	—
November	58.06	48.08	—	—
December	53.97	49.03	—	—
2011 (through February 28)	61.44	52.61	—	—
January	59.84	52.61	—	—
February	61.44	58.05	—	—

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

Shareholdings

Each director must own at least 1,000 shares of TOTAL during his or her term of office, except the director representing the employees shareholder who shall hold, either individually or through an investment trust governed by Article L.214-40 of the Monetary & Financial Code (French FCPE), at least one share or a number of stocks in such investment trust amounting to at least one share.

Election

Directors are elected for a term of three years. In 2003, TOTAL amended its Articles of Incorporation to provide for the election of one director to represent employee shareholders. This director was appointed for the first time at the shareholders’ meeting held on May 14, 2004.

Description of Shares

The following is a summary of the material rights of holders of fully paid shares and is based on the bylaws of the Company and French Company Law as codified in Volume II (Livre II) of the French Commercial Code (referred to herein as the “French Company Law”). For more complete information, please read the bylaws of TOTAL S.A., a copy of which has been filed as an exhibit to this Annual Report.

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

The Company’s bylaws provide that its shareholders may decide to allocate all or a part of any distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. The bylaws provide that the shareholders’ meeting held to approve the financial statements for the financial year may decide to grant an option to each shareholder between payment of the dividend in cash and payment in shares with respect to all or part of the dividend or interim dividends.

Under French Company Law, the Company must distribute dividends to its shareholders pro rata, according to their shareholdings. Dividends are payable to holders of outstanding shares on the date fixed by the shareholders’ meeting approving the distribution of dividends or, in the case of interim dividends, on the date fixed by the Company’s Board of Directors at the meeting that approves the distribution of interim dividends. Under French law, dividends not claimed within five years of the date of payment revert to the French State.

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

French Company Law limits a shareholder’s right to vote notably in the following circumstances:

•	shares held by the Company or by entities controlled by the Company under certain conditions, which cannot be voted;
•	shares held by shareholders making a contribution in-kind to the Company, which cannot be voted with respect to resolutions relating to such in-kind contributions; and
•	shares held by interested parties, which cannot be voted with respect to resolutions relating to such shareholders.

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

According to the Company’s bylaws, these limitations on voting lapse automatically if any individual or entity acting alone or in concert with an individual or entity holds at least two-thirds of the total number of shares as a result of a tender offer for 100% of the shares.

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

Preferential subscription rights

Holders of shares have preferential rights to subscribe on a pro rata basis for additional shares issued for cash. Shareholders may waive their preferential rights, either individually or, under certain circumstances, as a specifically named group at an extraordinary shareholders’ meeting. During the subscription period relating to a particular offering of shares, shareholders may transfer their preferential subscription rights that they have not previously waived.

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

Under French Company Law, the Company may decrease its share capital only with the approval of its shareholders at an extraordinary shareholders’ meeting (or with a delegation of authority from its shareholders). There are two methods to reduce share capital: (i) by reducing the number of shares outstanding, and (ii) by decreasing the nominal value of existing shares. The conditions under which the share capital may be reduced will vary depending upon whether the reduction is attributable to losses. The Company may reduce the number of outstanding shares either by an exchange of shares or by the repurchase and cancellation of its shares. If the reduction is attributable to losses, shares are cancelled through offsetting the Company’s losses. Any decrease must meet the requirements of French Company Law, which states, among other things, that all the holders of shares in each class of shares must be treated equally, unless the affected shareholders otherwise agree.

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

Holding of shares

Under French Company Law and since the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates (other than certificates representing French securities which are outstanding exclusively outside the territory of France and are not held by French residents). Registered shares are entered into an account maintained by the Company or by a representative that it has nominated, while shares in bearer form must be held in an account maintained by an accredited financial intermediary on the shareholder’s behalf.

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

TOTAL share certificates have the characteristics of a bearer security, meaning they are:

•	negotiable outside France;
•	transmitted by delivery; and
•	fungible with TOTAL share certificates, which may be converted freely from bearer form to registration in an account.

All rights attached to TOTAL shares must be exercised directly by the bearer of the TOTAL share certificates.

Share Capital History

Fiscal 2008
April 25, 2008	Certification of the subscription to 4,870,386 new shares, par value €2.50, as part of the capital increase reserved for Group employees approved by the Board of Directors on November 6, 2007, raising the share capital by €12,175,965, from €5,988,830,242.50 to €6,001,006,207.50.
July 31, 2008	Reduction of the share capital from €6,001,006,207.50 to €5,926,006,207.50, through the cancelation of 30,000,000 treasury shares, par value €2.50.
January 13, 2009	Certification of the issuance of 1,405,591 new shares, par value €2.50 per share, between January 1 and December 31, 2008, raising the share capital by €3,513,977.50 from €5,926,006,207.50 to €5,929,520,185 (of which 1,178,167 new shares issued through the exercise of the Company’s stock options and 227,424 new shares through the exchange of 37,904 shares of Elf Aquitaine stock resulting from the exercise of Elf Aquitaine stock options and eligible for a guaranteed exchange for TOTAL shares).
Fiscal 2009
July 30, 2009	Reduction of the share capital from €5,929,520,185 to €5,867,520,185, through the cancelation of 24,800,000 treasury shares, par value €2.50.
January 12, 2010	Certification of the issuance of 1,414,810 new shares, par value €2.50 per share, between January 1 and December 31, 2009, raising the share capital by €3,537,025 from €5,867,520,185 to €5,871,057,210 (of which 934,780 new shares issued through the exercise of the Company’s stock options and 480,030 new shares through the exchange of 80,005 shares of Elf Aquitaine stock resulting from the exercise of Elf Aquitaine stock options and eligible for a guaranteed exchange for TOTAL shares).
Fiscal 2010
January 12, 2011	Certification of the issuance of 1,218,047 new shares, par value €2.50, through the exercise of the Company’s stock options between January 1 and December 31, 2010, raising the share capital by €3,045,117.50 from €5,871,057,210 to €5,874,102,327.50.

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

French Company Law requires that a preliminary notice of a listed company’s shareholders’ meeting be published in the Bulletin des annonces légales obligatoires (“BALO”) at least thirty-five days prior to the meeting (or fifteen days in the event the Company is subject to a tender offer and the Company calls a shareholders’ meeting to approve measures, the implementation of which would be likely to cause such tender offer to fail). The preliminary notice must first be sent to the French Financial Markets Authority (Autorité des marchés financiers) (“AMF”) with an indication of the date it is to be published in the BALO.

The preliminary notice must include the agenda of the meeting and the proposed resolutions that will be submitted to a shareholders’ vote.

One or more shareholders holding a certain percentage of the Company’s share capital determined on the basis of a formula related to capitalization may propose to add on the shareholders’ meeting’s agenda additional resolutions to be submitted to a shareholders’ vote and/or matters without a shareholders’ vote (points), provided that the text of additional resolutions or matters be received by the Company on at least the twenty-fifth day preceding the meeting (or at least the tenth day in the event the

Company is subject to a tender offer and the Company calls a shareholders’ meeting to approve measures which, if implemented, would likely cause such tender offer to fail). The demand of the shareholders’ that are eligible to require for the inscription of matters on the meeting agenda has to be duly motivated.

French Company Law also requires that the preliminary notice of a listed company’s shareholders’ meeting, as well as the additional resolutions and/or matters presented by the shareholders under the terms and conditions prescribed under French law, be published on the Company’s Web site during a period starting at the latest on the twenty-first day prior to the meeting (or the fifteenth day in the event the Company is subject to a tender offer and the Company calls a shareholders’ meeting to approve measures which, if implemented, would likely cause such tender offer to fail).

Notice of a shareholders’ meeting is sent by mail at least fifteen days (or six days in the event of shareholders’ meetings convened in the situation where the Company was subject to a tender offer to approve measures, the implementation of which would be likely to cause such tender offer to fail) before the meeting to all holders of registered shares who have held their shares for more than one month. However, in the case where the original meeting was adjourned because a quorum was not met, this time period is reduced to ten days (or four days in the event of shareholders’ meetings convened in the situation where the Company were subject to a tender offer to approve measures, the implementation of which would be likely to cause such tender offer to fail).

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

Subject to the above restrictions, all of the Company’s shareholders have the right to participate in the Company’s shareholders’ meetings, either in person or by proxy. Each shareholder may delegate voting authority to another shareholder, the shareholder’s spouse, or the companion with whom the shareholder has registered a civil partnership (PACS). Every shareholder may also delegate voting authority to any other individual or legal entity he or she may choose, provided among other things, that a written proxy be provided to the Company. Shareholders may vote, either in person, by proxy, or by mail, and each is entitled to as many votes as he or she possesses or as many shares as he or she holds proxies for, subject to the voting rights limitations provided by the Company’s bylaws. If the shareholder is a legal entity, it may be represented by a legal representative. A shareholder may grant a proxy to the Company by returning a blank proxy form. In this last case, the chairman of the shareholders’ meeting may vote the shares in favor of all resolutions proposed or agreed to by the Board of Directors and against all others. The Company will send proxy forms to shareholders upon request. In order to be counted, proxies must be received at least one day prior to the shareholders’ meeting at the Company’s registered office or at another address indicated in the notice convening the meeting. Under French Company Law, shares held by entities controlled directly or indirectly by the Company are not entitled to voting rights. There is no requirement that a shareholder have a minimum number of shares in order to be able to attend or be represented at shareholders’ meetings.

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

Requirements for temporary transfer of securities

French Company Law provides that any legal entity or individual (with the exception of those described in paragraph IV- 3°of Article L. 233-7 of the French Commercial Code) holding alone or in concert a number of shares representing more than 0.5% of the Company’s voting rights as a result of one or several temporary stock transfers or assimilated transactions within the meaning of Article L. 225-126 of the French Commercial Code is required to inform the Company and the AMF of the number of the shares that are temporarily possessed no later than the third business day preceding the shareholders’ meeting at midnight.

If such declaration is not made, the shares bought under any of the above described temporary stock transfers or assimilated transactions shall be deprived of their voting rights at the relevant shareholders’ meeting and at any shareholders’ meeting that would be held until such shares are transferred again or returned.

Ownership of shares by non-French persons

There is no limitation on the right of non-resident or foreign shareholders to own securities of the Company, either under French Company Law or under the bylaws of the Company.

Requirement for holdings exceeding certain percentages

French Company Law provides that any individual or entity, acting alone or in concert with others, that holds, directly or indirectly, more than 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the outstanding shares or the voting rights(1) attached to the shares, or that increases or decreases its shareholding or voting rights by any of the above percentages must notify the Company by registered letter, with return receipt, within four business days of crossing that threshold, of the number of shares and voting rights it holds. An individual or entity must also notify the AMF, the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers, by registered letter, with return receipt, within four trading days of crossing that threshold. Any shareholder who fails to comply with these requirements will have its voting rights in excess of such thresholds suspended for a period of two years from the date such shareholder complies with the notification requirements and may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the Company’s Chairman, any of the Company’s shareholders or the AMF. In addition, every shareholder who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of shares representing 10%, 15%, 20% or 25% of the Company’s share capital must notify the Company and the AMF of its intentions for the six months following such an acquisition. Failure to comply with this notification of intentions will result in the suspension of the voting rights attached to the shares exceeding the applicable threshold held by the shareholder for a period of two years from the date on which the shareholder has cured such default and, upon a decision of the commercial court part or all the shares held by such shareholder may be suspended for up to five years.

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

Material Contracts

There have been no material contracts (not entered into in the ordinary course of business) entered into by members of the Group since March 25, 2009.

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

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the shares and ADSs and is not intended to substitute competent professional advice. Individual situations of holders of shares and ADSs may vary from the description made below. The following summary does not address the French tax treatment applicable to dividends transferred to so called “Non Cooperative Countries and Territories” within the meaning of the new Section 238-0 A of the French Tax Code.

Holders are urged to consult their own tax advisors regarding the U.S. federal, state and local, and French and other tax consequences of owning and disposing shares or ADSs of TOTAL in their respective circumstances. In particular, a holder is encouraged to confirm whether the holder is a U.S. Holder eligible for the benefits of the Treaty with its advisor.

Taxation of Dividends

French taxes

The term “dividends” used in the following discussion means dividends within the meaning of applicable income tax treaties, or, where not defined by such treaties, within the meaning of the French domestic tax law as set forth in administrative guidelines dated February 25, 2005 (4 J-1-05) (the “Administrative Guidelines”).

Dividends paid to non-residents of France are subject to French withholding tax at a rate of 25%. This withholding tax is reduced to 19% with respect to dividends received as from January 1, 2011, by non-residents of France who are residents of certain States located within the European Economic Area.

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

Copies of forms No. 5000-FR and 5001-FR (or any other relevant form to be issued by the French tax authorities) as well as the form of the certificate of residence and the U.S. financial institution certification, together with instructions, are available from the U.S. Internal Revenue Service and the French Centre des Impôts des Non-Residents at 10, rue du Centre, 93463 Noisy le Grand, France.

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

U.S. taxation

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, the gross amount of any dividend a U.S. Holder must include in gross income equals the amount paid by TOTAL to the extent of the current and accumulated earnings and profits of TOTAL (as determined for U.S. federal income tax purposes). The dividend will be income from foreign sources. Dividends paid to a noncorporate U.S. Holder in taxable years beginning before January 1, 2013, that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. TOTAL believes that dividends paid by TOTAL with respect to its shares or ADSs will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code. The dividend is taxable to the U.S. Holder when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. To the extent that an amount received by a U.S. Holder exceeds the allocable share of TOTAL’s current and accumulated earnings and profits, it will be applied first to reduce such holder’s tax basis in shares or ADSs owned by such holder and then, to the extent it exceeds the holder’s tax basis, it will constitute capital gain.

The amount of any dividend distribution includible in the income of a U.S. Holder equals the U.S. dollar value of the euro payment made, determined at the spot euro/dollar exchange rate on the date the dividend distribution is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in the U.S. Holder’s income to the date the payment is converted into U.S. dollars will generally be treated as ordinary income or loss from sources within the United States and will not be eligible for the special tax rate applicable to qualified dividend income.

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

For this purpose, dividends distributed by TOTAL will constitute “passive income”, or, in the case of certain U.S. Holders, “general income”, which are treated separately from one another for purposes of computing the foreign tax credit allowable to the U.S. Holder. Alternatively, a U.S. Holder may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit.

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

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will recognize capital gain or loss upon the sale or disposition of shares or ADSs equal to the difference between the U.S. dollar value of the amount realized on the sale or disposition and the holder’s tax basis, determined in U.S. dollars, in the shares or ADSs. The gain or loss generally will be U.S. source gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period of the shares or ADSs is more than one year at the time of the disposition. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. The deductibility of capital losses is subject to limitation.

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

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are principally interest rate and currency swaps. The Group may also use, on a less frequent basis, futures and options contracts. These operations and their accounting treatment are detailed in Note 1 paragraph M and Notes 20, 28 and 29 to the Consolidated Financial Statements included elsewhere herein.

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

The depositary has agreed to reimburse expenses (“Reimbursed Expenses”) incurred by the Company for the establishment and maintenance of the ADS program that include, but are not limited to, exchange listing fees, annual meeting expenses, standard out-of-pocket maintenance costs for the ADRs (e.g., the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), shareholder identification, investor relations activities or programs in North America, accounting fees (such as external audit fees incurred in connection with the Sarbanes-Oxley Act, the preparation of the Company’s Form 20-F and paid to the FASB and the PCAOB), legal fees and other expenses incurred in connection with the preparation of regulatory filings and other documentation related to ongoing SEC, NYSE and U.S. securities law compliance. In certain instances, the depositary has agreed to provide additional payments to the Company based on certain applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

From March 16, 2010 to March 15, 2011, the Company received from the depositary a payment of €3,771,262.29 with respect to certain Reimbursed Expenses. The Bank of New-York Mellon has also paid $347,622 on behalf of the Company with respect to continuing annual stock exchange listing fees.

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

The Group’s management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of internal control over financial reporting as of December 31, 2010, was audited by KPMG S.A. and Ernst & Young Audit, independent registered public accounting firms, as stated in their report on page F-2 of this Annual Report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the fiscal years ended December 31, 2010 and 2009, fees for services provided by Ernst & Young Audit and KPMG were as follows:

	KPMG		Ernst & Young Audit
	Year Ended December 31,		Year Ended December 31,
(M€)	2010	2009	2010	2009

Audit Fees	15.1	16.0	15.2	17.7
Audit-Related Fees(a)	3.6	2.9	0.7	0.8
Tax Fees(b)	1.2	1.2	1.7	1.4
All Other Fees(c)	0.1	0.3	0.2	0.1

Total	20.0	20.4	17.8	20.0

(a)	Audit-related fees are generally fees billed for services that are closely related to the performance of the audit or review of financial statements. These include due diligence services related to business combinations, attestation services not required by statute or regulation, agreed upon or expanded auditing procedures related to accounting or billing records required to respond to or comply with financial, accounting or regulatory reporting matters, consultations concerning financial accounting and reporting standards, information system reviews, internal control reviews and assistance with internal control reporting requirements.
(b)	Tax fees are fees for services related to international and domestic tax compliance, including the preparation of tax returns and claims for refund, tax planning and tax advice, including assistance with tax audits and tax appeals, and tax services regarding statutory, regulatory or administrative developments and expatriate tax assistance and compliance.
(c)	All other fees are principally for risk management advisory services.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved and that are not prohibited by regulatory or other professional requirements. This policy provides for both pre-approval of certain types of services through the use of an annual budget approved by the Audit Committee for these types of services and special pre-approval of services by the Audit Committee on a case-by-case basis. The Audit Committee reviews on an annual basis the services provided by the statutory auditors. During 2010, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number Of
			Shares Purchased,	Maximum Number
			As Part Of Publicly	Of Shares That May
	Total Number Of	Average Price	Announced	Yet Be Purchased
	Shares	Paid Per	Plans Or	Under The Plans Or
Period	Purchased	Share (€)	Programs(a)	Programs(b)

January 2010	—	—	—	119,798,107
February 2010	—	—	—	119,813,214
March 2010	—	—	—	119,911,829
April 2010	—	—	—	120,319,759
May 2010	—	—	—	120,418,644
June 2010	—	—	—	120,724,568
July 2010	—	—	—	120,734,750
August 2010	—	—	—	120,742,346
September 2010	—	—	—	120,675,024
October 2010	—	—	—	122,411,798
November 2010	—	—	—	122,432,721
December 2010	—	—	—	122,476,414
January 2011	—	—	—	122,526,633
February 2011	—	—	—	122,588,776

(a)	The shareholders’ meeting of May 21, 2010, cancelled and replaced the previous resolution from the shareholders’ meeting of May 15, 2009, authorizing the Board of Directors to trade in the Company’s own shares on the market for a period of 18 months within the framework of the stock purchase program. The maximum number of shares that may be purchased by virtue of this authorization or under the previous authorization may not exceed 10% of the total number of shares constituting the share capital, this amount being periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares the Company holds, either directly or indirectly through its subsidiaries, exceed 10% of the share capital.
(b)	Based on 10% of the Company’s share capital, and after deducting the shares held by the Company for cancellation and the shares held by the Company to cover the share purchase option plans for Company employees and restricted share grants for Company employees, as well as after deducting the shares held by the subsidiaries.

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

The principal sources of corporate governance standards in France are the French Commercial Code (Code de Commerce), the French Financial and Monetary Code (Code monétaire et financier), both as amended inter alia since August 2003 by the French Financial Security Act (Loi de sécurité financière) and the various subsequent acts, and the regulations and recommendations provided by the French Financial Markets Authority (Autorité des marchés financiers, AMF), as well as a number of general recommendations and guidelines on corporate governance, most notably the Corporate Governance Code for Listed Companies published in 2008 (as amended in April 2010) by the principal French business confederations, the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) (the “AFEP-MEDEF Code”). The AFEP-MEDEF Code includes, among other things, recommendations relating to the role and operation of the board of directors (creation, composition and evaluation of the board of directors and the audit, compensation and nominating committees) and the independence criteria for board members. The French Financial Security Act prohibits statutory auditors from providing certain non-audit services and defines certain criteria for the independence of statutory auditors. In France, the independence of statutory auditors is also monitored by an independent body, the High Council for Statutory Auditors (Haut Conseil du commissariat aux comptes).

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

French law does not contain any independence requirement for the members of the board of directors of a French company, unless the board establishes an audit committee, as described below. Under French law, the functions of board chairman and chief executive officer may be performed by the same person. The AFEP- MEDEF Code recommends, however, that at least half of the members of the board of directors be independent in companies that have a dispersed ownership structure and no controlling shareholder. The AFEP-MEDEF Code states that a director is independent when “he or she has no relationship of any nature with the company, its group or the management of either, that may compromise the exercise of his or her freedom of judgment.” The Code also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE’s rules although the specific tests under the two standards may vary on some points.

Based on the proposal of TOTAL’s Nominating & Corporate Governance Committee, the Board of Directors of TOTAL at its meeting on February 10, 2011, examined the independence of the Company’s directors as of December 31, 2010, and considered that all of the directors of the Company are independent, with the exceptions of, Mr. de Margerie, Chairman and Chief Executive Officer of the Company since May 21, 2010, Mr. Desmarest, Chairman of the Board of Directors until May 21, 2010, and Mr. Clément, director representing employee shareholders.

Representation of women on corporate boards

The French Journal Officiel published a statute n° 2011-103 dated January 27, 2011, relating to the representation of women on the boards of certain French companies, including French companies listed on Euronext-Paris.

New rules provide for legally binding quotas to boost the percentage of women on boards of directors of French listed companies, requiring that women represent: (i) at least 20% within three years (following the first ordinary shareholders’ meeting held after January 1, 2014), and (ii) at least 40% within six years (following the first ordinary shareholders’ meeting held after January 1, 2017). When the board of directors consists of less than nine members, the difference between the number of directors of each gender at the end of the six-year period should not be higher than two. Any appointment of a director made in violation of these rules shall be declared null and void and the payment of the directors’ compensation shall be suspended until the board composition complies with the law’s requirements. However, decisions of a board of directors that fails to comply with these quotas may not be declared null and void.

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

TOTAL has established an Audit Committee, a Nominating & Corporate Governance Committee and a Compensation Committee, and considers all of the members of these committees to be independent with the exception of Mr. Desmarest, who is a member of the Compensation Committee and chairs the Nominating & Corporate Governance Committee. For the membership of each committee, see “Item 6. Corporate Governance”. Each of these committees has a charter that defines the scope of its activity.

Audit committee. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Some, but not all, of these requirements also apply to non-U.S. listed companies, such as TOTAL.

French law requires the board of directors of companies listed in France to establish an audit committee, at least one member of which must be an independent director and must be competent in finance or accounting.

Pursuant to French law and the AFEP-MEDEF Code, the audit committee is responsible for, among other things, examining the company’s risk exposure and material off-balance sheet commitments and the scope of consolidation, reviewing the financial statements and ensuring the relevance and consistency of accounting methods used in drawing up the consolidated and corporate accounts, monitoring the process for the preparation of financial information, monitoring the efficiency of internal control procedures and risk management systems, managing the process of selecting statutory auditors, expressing an opinion on the amount of their fees and monitoring compliance with rules designed to ensure auditor independence, regularly interviewing statutory auditors without executive management present and calling upon outside experts if necessary.

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

French law requires neither the adoption of such guidelines nor the provision of such certification. The AFEP-MEDEF Code recommends, however, that the board of directors of a French listed company perform an annual review of its operation and that a formal evaluation, possibly with the assistance of an outside consultant, be undertaken every three years, which for TOTAL took place end of 2009, and that shareholders be informed each year in the annual report of the evaluations. In addition, the AFEP-MEDEF Code addresses deontology rules that the directors are expected to comply with.

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

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

1	Bylaws (Statuts) of TOTAL S.A. (as amended through December 31, 2010)
8	List of Subsidiaries (see Note 35 to the Consolidated Financial Statements included in this Annual Report)
11	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005)
12.1	Certification of Chairman and Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chairman and Chief Executive Officer
13.2	Certification of Chief Financial Officer
15	Consent of ERNST & YOUNG AUDIT and of KPMG S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOTAL S.A.

By:	/s/ Christophe de Margerie
Name: Christophe de Margerie
Title: Chairman and Chief Executive Officer

Date: March 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
ON THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2010

The Board of Directors and Shareholders

We have audited the accompanying consolidated balance sheets of TOTAL S.A. and subsidiaries (the “Company”) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010, 2009 and 2008, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in the Introduction of the Notes to the consolidated financial statements, the Company has changed its accounting policy regarding jointly controlled entities under standard IAS 31 “Interests in Joint Ventures”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated March 10, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Paris La Défense, March 10, 2011

KPMG AUDIT A division of KPMG S.A.	ERNST & YOUNG Audit
/s/ Jay Nirsimloo	/s/ Pascal Macioce	/s/ Laurent Vitse

Jay Nirsimloo Partner	Pascal Macioce Partner	Laurent Vitse Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
ON THE INTERNAL CONTROL OVER FINANCIAL REPORTING

Year ended December 31, 2010

The Board of Directors and Shareholders

We have audited TOTAL S.A. and subsidiaries’ (“the Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010, 2009 and 2008 and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2010, and our report dated March 10, 2011 expressed an unqualified opinion on those consolidated financial statements.

Paris La Défense, March 10, 2011

KPMG AUDIT A division of KPMG S.A.	ERNST & YOUNG Audit
/s/ Jay Nirsimloo	/s/ Pascal Macioce	/s/ Laurent Vitse

Jay Nirsimloo Partner	Pascal Macioce Partner	Laurent Vitse Partner

CONSOLIDATED STATEMENT OF INCOME

TOTAL

For the year ended December 31, (M€)(a)		2010	2009	2008
Sales	(Notes 4 & 5)	159,269	131,327	179,976
Excise taxes		(18,793)	(19,174)	(19,645)
Revenues from sales		140,476	112,153	160,331
Purchases net of inventory variation	(Note 6)	(93,171)	(71,058)	(111,024)
Other operating expenses	(Note 6)	(19,135)	(18,591)	(19,101)
Exploration costs	(Note 6)	(864)	(698)	(764)
Depreciation, depletion and amortization of tangible assets and mineral interests		(8,421)	(6,682)	(5,755)
Other income	(Note 7)	1,396	314	369
Other expense	(Note 7)	(900)	(600)	(554)
Financial interest on debt		(465)	(530)	(1,000)
Financial income from marketable securities & cash equivalents		131	132	473
Cost of net debt	(Note 29)	(334)	(398)	(527)
Other financial income	(Note 8)	442	643	728
Other financial expense	(Note 8)	(407)	(345)	(325)
Equity in income (loss) of affiliates	(Note 12)	1,953	1,642	1,721
Income taxes	(Note 9)	(10,228)	(7,751)	(14,146)

Consolidated net income		10,807	8,629	10,953

Group share		10,571	8,447	10,590
Minority interests		236	182	363

Earnings per share (€)		4.73	3.79	4.74
Fully-diluted earnings per share (€)		4.71	3.78	4.71

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF
COMPREHENSIVE INCOME

TOTAL

For the year ended December 31, (M€)	2010	2009	2008
Consolidated net income	10,807	8,629	10,953

Other comprehensive income
Currency translation adjustment	2,231	(244)	(722)
Available for sale financial assets	(100)	38	(254)
Cash flow hedge	(80)	128	—
Share of other comprehensive income of associates, net amount	302	234	173
Other	(7)	(5)	1
Tax effect	28	(38)	30

Total other comprehensive income (net amount) (note 17)	2,374	113	(772)

Comprehensive income	13,181	8,742	10,181

- Group share	12,936	8,500	9,852
- Minority interests	245	242	329

CONSOLIDATED BALANCE SHEET

TOTAL

As of December 31, (M€)		2010	2009	2008
ASSETS
Non-current assets
Intangible assets, net	(Notes 5 & 10)	8,917	7,514	5,341
Property, plant and equipment, net	(Notes 5 & 11)	54,964	51,590	46,142
Equity affiliates: investments and loans	(Note 12)	11,516	13,624	14,668
Other investments	(Note 13)	4,590	1,162	1,165
Hedging instruments of non-current financial debt	(Note 20)	1,870	1,025	892
Other non-current assets	(Note 14)	3,655	3,081	3,044

Total non-current assets		85,512	77,996	71,252

Current assets
Inventories, net	(Note 15)	15,600	13,867	9,621
Accounts receivable, net	(Note 16)	18,159	15,719	15,287
Other current assets	(Note 16)	7,483	8,198	9,642
Current financial assets	(Note 20)	1,205	311	187
Cash and cash equivalents	(Note 27)	14,489	11,662	12,321

Total current assets		56,936	49,757	47,058

Assets classified as held for sale	(Note 34)	1,270	—	—

Total assets		143,718	127,753	118,310

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		5,874	5,871	5,930
Paid-in surplus and retained earnings		60,538	55,372	52,947
Currency translation adjustment		(2,495)	(5,069)	(4,876)
Treasury shares		(3,503)	(3,622)	(5,009)

Total shareholders’ equity — Group share	(Note 17)	60,414	52,552	48,992

Minority interests		857	987	958

Total shareholders’ equity		61,271	53,539	49,950

Non-current liabilities
Deferred income taxes	(Note 9)	9,947	8,948	7,973
Employee benefits	(Note 18)	2,171	2,040	2,011
Provisions and other non-current liabilities	(Note 19)	9,098	9,381	7,858

Total non-current liabilities		21,216	20,369	17,842

Non-current financial debt	(Note 20)	20,783	19,437	16,191

Current liabilities
Accounts payable		18,450	15,383	14,815
Other creditors and accrued liabilities	(Note 21)	11,989	11,908	11,632
Current borrowings	(Note 20)	9,653	6,994	7,722
Other current financial liabilities	(Note 20)	159	123	158

Total current liabilities		40,251	34,408	34,327

Liabilities directly associated with the assets classified as held for sale	(Note 34)	197	—	—

Total liabilities and shareholders’ equity		143,718	127,753	118,310

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(Note 27)

For the year ended December 31, (M€)	2010	2009	2008
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	10,807	8,629	10,953
Depreciation, depletion and amortization	9,117	7,107	6,197
Non-current liabilities, valuation allowances, and deferred taxes	527	441	(150)
Impact of coverage of pension benefit plans	(60)	—	(505)
(Gains) losses on disposals of assets	(1,046)	(200)	(257)
Undistributed affiliates’ equity earnings	(470)	(378)	(311)
(Increase) decrease in working capital	(496)	(3,316)	2,571
Other changes, net	114	77	171

Cash flow from operating activities	18,493	12,360	18,669

CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(13,812)	(11,849)	(11,861)
Acquisitions of subsidiaries, net of cash acquired	(862)	(160)	(559)
Investments in equity affiliates and other securities	(654)	(400)	(416)
Increase in non-current loans	(945)	(940)	(804)

Total expenditures	(16,273)	(13,349)	(13,640)
Proceeds from disposals of intangible assets and property, plant and equipment	1,534	138	130
Proceeds from disposals of subsidiaries, net of cash sold	310	—	88
Proceeds from disposals of non-current investments	1,608	2,525	1,233
Repayment of non-current loans	864	418	1,134

Total divestments	4,316	3,081	2,585

Cash flow used in investing activities	(11,957)	(10,268)	(11,055)

CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	41	41	262
- Treasury shares	49	22	(1,189)
- Minority shareholders	—	—	(4)
Dividends paid:
- Parent company shareholders	(5,098)	(5,086)	(4,945)
- Minority shareholders	(152)	(189)	(213)
Other transactions with minority shareholders	(429)	—	—
Net issuance (repayment) of non-current debt	3,789	5,522	3,009
Increase (decrease) in current borrowings	(731)	(3,124)	1,437
Increase (decrease) in current financial assets and liabilities	(817)	(54)	850

Cash flow used in financing activities	(3,348)	(2,868)	(793)

Net increase (decrease) in cash and cash equivalents	3,188	(776)	6,821
Effect of exchange rates	(361)	117	(488)
Cash and cash equivalents at the beginning of the period	11,662	12,321	5,988

Cash and cash equivalents at the end of the period	14,489	11,662	12,321

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

			Paid-in
			surplus
			and	Currency			Shareholders’		Total
	Common shares issued		retained	translation	Treasury shares		equity-	Minority	shareholders’
(M€)	Number	Amount	earnings	adjustment	Number	Amount	Group share	interests	equity
As of January 1, 2008	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	842	45,700

Net income 2008	—	—	10,590	—	—	—	10,590	363	10,953
Other comprehensive income (Note 17)	—	—	(258)	(480)	—	—	(738)	(34)	(772)

Comprehensive income	—	—	10,332	(480)	—	—	9,852	329	10,181

Dividend	—	—	(4,945)	—	—	—	(4,945)	(213)	(5,158)
Issuance of common shares (Note 17)	6,275,977	16	246	—	—	—	262	—	262
Purchase of treasury shares	—	—	—	—	(27,600,000)	(1,339)	(1,339)	—	(1,339)
Sale of treasury shares(a)	—	—	(71)	—	5,939,137	221	150	—	150
Share-based payments (Note 25)	—	—	154	—			154	—	154
Other operations with minority interests	—	—	—	—			—	—	—

Share cancellation (Note 17)	(30,000,000)	(75)	(1,566)	—	30,000,000	1,641	—	—	—

Transactions with shareholders	(23,724,023)	(59)	(6,182)	—	8,339,137	523	(5,718)	(213)	(5,931)

As of December 31, 2008	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950

Net income 2009	—	—	8,447	—	—	—	8,447	182	8,629
Other comprehensive income (Note 17)	—	—	246	(193)	—	—	53	60	113

Comprehensive income	—	—	8,693	(193)	—	—	8,500	242	8,742

Dividend	—	—	(5,086)	—	—	—	(5,086)	(189)	(5,275)
Issuance of common shares (Note 17)	1,414,810	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(143)	—	2,874,905	165	22	—	22
Share-based payments (Note 25)	—	—	106	—	—	—	106	—	106
Other operations with minority interests	—	—	(23)	—	—	—	(23)	(24)	(47)

Share cancellation (Note 17)	(24,800,000)	(62)	(1,160)	—	24,800,000	1,222	—	—	—

Transactions with shareholders	(23,385,190)	(59)	(6,268)	—	27,674,905	1,387	(4,940)	(213)	(5,153)

As of December 31, 2009	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539

Net income 2010	—	—	10,571	—	—	—	10,571	236	10,807
Other comprehensive income (Note 17)	—	—	(216)	2,581	—	—	2,365	9	2,374

Comprehensive income	—	—	10,355	2,581	—	—	12,936	245	13,181

Dividend	—	—	(5,098)	—	—	—	(5,098)	(152)	(5,250)
Issuance of common shares (Note 17)	1,218,047	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(70)	—	2,919,511	119	49	—	49
Share-based payments (Note 25)	—	—	140	—	—	—	140	—	140
Other operations with minority interests	—	—	(199)	(7)	—	—	(206)	(223)	(429)

Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—

Transactions with shareholders	1,218,047	3	(5,189)	(7)	2,919,511	119	(5,074)	(375)	(5,449)

As of December 31, 2010	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271

(a)	Treasury shares related to the stock option purchase plans and restricted stock grants.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 10, 2011, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TOTAL S.A. for the year ended December 31, 2010, which will be submitted for approval to the shareholders’ meeting to be held on May 13, 2011.

INTRODUCTION

The Consolidated Financial Statements of TOTAL S.A. and its subsidiaries (the Group) are presented in Euros and have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2010.

The accounting principles applied in the Consolidated Financial Statements as of December 31, 2010 were the same as those that were used as of December 31, 2009 except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2010 (and not early adopted). Their adoption has no material impact on the Consolidated Financial Statements as of December 31, 2010.

Among these new standards or interpretations effective for annual periods beginning on or after January 1, 2010, the revised versions of IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” should be noted. These revised standards introduce new provisions regarding the accounting for business combinations. Their application is prospective.

In addition, as of January 1, 2010, jointly-controlled entities are consolidated under the equity method, as provided for in the alternative method of IAS 31 “Interests in Joint Ventures”. Until December 31, 2009, these entities were consolidated under the proportionate consolidation method. This change involves two entities and is not material (see Note 12 to the Consolidated Financial Statements).

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

Investments in jointly-controlled entities are consolidated under the equity method. The Group accounts for jointly-controlled operations and jointly-controlled assets by recognising its share of assets, liabilities, income and expenses.

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

All significant intercompany balances, transactions and income are eliminated.

B)	BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. This method implies the recognition of the acquired identifiable assets, assumed liabilities and any minority interest in the companies acquired by the Group at their fair value.

The acquirer shall recognize goodwill at the acquisition date, being the excess of:

•	The consideration transferred, the amount of minority interest and, in business combinations achieved in stages, the fair value at the acquisition date of the investment previously held in the acquired company
•	Over the fair value at the acquisition date of acquired identifiable assets and assumed liabilities.

If the consideration transferred is lower than the fair value of acquired identifiable assets and assumed liabilities, an additional analysis is performed on the identification and valuation of the identifiable elements of the assets and liabilities. Any residual badwill is recorded as income.

In transactions with minority interests, the difference between the price paid (received) and the book value of minority interests acquired (sold) is recognized directly in equity.

The analysis of goodwill is finalized within one year from the acquisition date.

Non-monetary contributions by venturers to a jointly-controlled entity in exchange for an equity interest in the jointly-controlled entity are accounted for by applying guidance provided in SIC 13 “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”. A gain or loss on disposal of the previously held investment is recorded up to the share of the co-venturer in the jointly controlled entity.

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

Revenues from sales are recognized when the significant risks and rewards of ownership have been passed to the buyer and when the amount is recoverable and can be reasonably measured. Sales figures include excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the “Revenues from sales” indicator.

Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts.

Revenues from the production of crude oil and natural gas properties, in which the Group has an interest with other producers, are recognized based on actual volumes sold during the period. Any difference between volumes sold and entitlement volumes, based on the Group net working interest, is recognized as “Crude oil and natural gas inventories” or “Accounts receivable, net” or “Accounts payable”, as appropriate.

Revenues from gas transport are recognized when services are rendered. These revenues are based on the quantities transported and measured according to procedures defined in each service contract.

Revenues from sales of electricity are recorded upon transfer of ownership, according to the terms of the related contracts.

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

Earnings per share is calculated by dividing net income (Group share) by the weighted-average number of common shares outstanding during the period, excluding TOTAL shares held by TOTAL S.A. (Treasury shares) and TOTAL shares held by the Group subsidiaries which are deducted from consolidated shareholders’ equity.

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

H) OIL AND GAS EXPLORATION AND PRODUCING PROPERTIES AND MINING ACTIVITY

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

Development costs incurred for the drilling of development wells and for the construction of production facilities are capitalized, together with borrowing costs incurred during the period of construction and the present value of estimated future costs of asset retirement obligations. The depletion rate is usually equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).

With respect to production sharing contracts, this computation is based on the portion of production and reserves assigned to the Group taking into account estimates based on the contractual clauses regarding the reimbursement of exploration, development and production costs (cost oil) as well as the sharing of hydrocarbon rights (profit oil).

Transportation assets are depreciated using the unit-of-production method based on throughput or by using the straight-line method whichever best reflects the economic life of the asset.

Proved mineral interests are depreciated using the unit-of-production method based on proved reserves.

(iii)	Mining activity

Before an assessment can be made on the existence of resources, exploration costs, including studies and core drilling campaigns as a whole, are expensed.

When the assessment concludes that resources exist, the costs engaged subsequently to this assessment are capitalized temporarily while waiting for the field final development decision, if a positive decision is highly probable. Otherwise, these costs are expensed.

Once the development decision is taken, the predevelopment costs capitalized temporarily are integrated with the cost of development and depreciated from the start of production at the same pace than development assets.

Mining development costs include the initial stripping costs and all costs incurred to access resources, and particularly the costs of:

•	Surface infrastructures;
•	Machinery and mobile equipment which are significantly costly;
•	Utilities and off-sites.

These costs are capitalized and depreciated either on a straight line basis or depleted using the UOP method from the start of production.

I) GOODWILL AND OTHER INTANGIBLE ASSETS EXCLUDING MINERAL INTERESTS

Other intangible assets include goodwill, patents, trademarks, and lease rights.

Intangible assets are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses.

Guidance for calculating goodwill is presented in Note 1 paragraph B to the Consolidated Financial Statements. Goodwill is not amortized but is tested for impairment annually or as soon as there is any indication of impairment (see Note 1 paragraph L to the Consolidated Financial Statements).

In equity affiliates, goodwill is included in the investment book value.

Other intangible assets (except goodwill) have a finite useful life and are amortized on a straight-line basis over 3 to 20 years depending on the useful life of the assets.

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

(ii)	Other investments

These assets are classified as financial assets available for sale and therefore measured at their fair value. For listed securities, this fair value is equal to the market price. For unlisted securities, if the fair value is not reliably determinable, securities are recorded at their historical value. Changes in fair value are recorded in shareholders’ equity. If there is any evidence of a significant or long-lasting impairment loss, a loss is recorded in the Statement of Income. This impairment is reversed in the statement of income only when the securities are sold.

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

When an external long-term financing is set up, specifically to finance subsidiaries, and when this financing involves currency and interest rate derivatives, these instruments are qualified as:

i.	Fair value hedge of the interest rate risk on the external debt and of the currency risk of the loans to subsidiaries. Changes in fair value of derivatives are recognized in the statement of income as are changes in fair value of underlying financial debts and loans to subsidiaries.

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

If the hedging instrument expires, is sold or terminated by anticipation, gains or losses previously recognized in equity remain in equity. Amounts are recycled in the income statement only when the hedged transaction affects profit or loss.

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

Financial instruments related to commodity contracts, including crude oil, petroleum products, gas, power and coal purchase/sales contracts within the trading activities, together with the commodity contract derivative instruments such as energy contracts and forward freight agreements, are used to adjust the Group’s exposure to price fluctuations within global trading limits. These instruments are considered, according to the industry practice, as held for trading. Changes in fair value are recorded in the statement of income. The fair value of these instruments is recorded in “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

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

The market value of swaps and of bonds that are hedged by those swaps has been determined on an individual basis by discounting future cash flows with the zero coupon interest rate curves existing at year-end.

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

IFRS 7 “Financial instruments: disclosures”, amended in 2009, introduces a fair value hierarchy for financial instruments and proposes the following three-level classification:

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

The Group applies the corridor method to amortize its actuarial gains and losses. This method amortizes the net cumulative actuarial gains and losses that exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets at the opening balance sheet date, over the average expected remaining working lives of the employees participating in the plan.

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

Non-current financial debt

Changes in non-current financial debt are presented as the net variation to reflect significant changes mainly related to revolving credit agreements.

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

V)	ALTERNATIVE IFRS METHODS

For measuring and recognizing assets and liabilities, the following choices among alternative methods allowable under IFRS have been made:

•	property, plant and equipment, and intangible assets are measured using historical cost model instead of revaluation model;

•	actuarial gains and losses on pension and other post-employment benefit obligations are recognized according to the corridor method (see Note 1 paragraph R to the Consolidated Financial Statements);
•	jointly-controlled entities are consolidated under the equity method, as provided for in the alternative method of IAS 31 “Interests in joint ventures”, as from January 1st, 2010.

W)	NEW ACCOUNTING PRINCIPLES NOT YET IN EFFECT

The standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) which were not yet in effect at December 31, 2010, were as follows:

IFRS 9 “Financial Instruments”

In November 2009, the IASB issued standard IFRS 9 “Financial Instruments” that introduces new requirements for the classification and measurement of financial assets, and included in October 2010 requirements regarding classification and measurement of financial liabilities. This standard shall be completed with texts on impairment and hedge accounting. Under standard IFRS 9, financial assets and liabilities are generally measured either at fair value through profit or loss or at amortised cost if certain conditions are met. The standard is applicable for annual periods starting on or after January 1, 2013. The application of the standard as published in 2010 should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity.

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

Adjustment items include :

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

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii)	Until June 30, 2010, TOTAL’s equity share of adjustment items reconciling “Business net income” to Net income attributable to equity holders of Sanofi-Aventis (see Note 3, paragraph on the sales of Sanofi-Aventis shares and loss of significant influence over Sanofi-Aventis)

Main indicators:

(i)	Operating income (measure used to evaluate operating performance)

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

(iii)	Adjusted income

Operating income, net operating income, or net income excluding the effect of adjustment items described above.

(iv)	Fully-diluted adjusted earnings per share

Adjusted net income divided by the fully-diluted weighted-average number of common shares.

(v)	Capital employed

Non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.

(vi)	ROACE (Return on Average Capital Employed)

Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

(vii)	Net debt

Non-current debt, including current portion, current borrowings, other current financial liabilities less cash and cash equivalents and other current financial assets.

3)	CHANGES IN THE GROUP STRUCTURE, MAIN ACQUISITIONS AND DIVESTMENTS

During 2010, 2009 and 2008, main changes in the Group structure and main acquisitions and divestments were as follows:

2010

•	Upstream

•	Total E&P Canada Ltd., a TOTAL subsidiary, signed in July 2010 an agreement with UTS Energy Corporation (UTS) to acquire UTS Corporation with its main asset, a 20% interest in the Fort Hills mining project in the Athabasca region of the Canadian province of Alberta.

Total E&P Canada completed on September 30, 2010 the acquisition of all UTS shares for a cash amount of 3.08 Canadian dollars per share. Taking into account the cash held by UTS and acquired by TOTAL (€232 million), the cost of the acquisition for TOTAL amounts to €862 million. This amount mainly represents the value of mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for €646 million and the value of tangible assets that have been recognized on the face of the Consolidated Balance Sheet for €217 million.

•	TOTAL completed in September 2010 an agreement for the sale to BP and Hess of its interests in the Valhall (15.72%) and Hod (25%) fields, in the Norwegian North Sea, for an amount of €800 million.

•	TOTAL signed in September 2010 an agreement with Santos and Petronas to acquire a 20% interest in the GLNG project in Australia. Upon completion of this transaction finalised in October 2010, the project brings together Santos (45%, operator), Petronas (35%) and TOTAL (20%).

The acquisition cost amounts to €566 million and it mainly represents the value of mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for €617 million.

In addition, TOTAL announced in December 2010 the signature of an agreement to acquire an additional 7.5% interest in this project (see Note 34 to the Consolidated Financial Statements).

•	TOTAL sold in December 2010 its 5% interest in Block 31, located in the Angolan ultra deep offshore, to the company China Sonangol International Holding Limited.

•	Downstream

•	TOTAL and ERG announced in January 2010 that they have signed an agreement to create a joint venture, named TotalErg, by contribution of the major part of their activities in the refining and marketing business in Italy. TotalErg has been operational since October 1st, 2010. The shareholder pact calls for joint governance as well as operating independence for the new entity. TOTAL’s interest in TotalErg is 49% and is accounted for by the equity method (see Note 12 to the Consolidated Financial Statements).

•	Chemicals

•	TOTAL closed on April 1, 2010 the sale of its consumer specialty chemicals business, Mapa Spontex, to U.S.-based Jarden Corporation for an enterprise value of €335 million.

•	Corporate

•	On March 24, 2010, TOTAL S.A. filed a public tender offer followed by a squeeze out with the French Autorité des Marchés Financiers (AMF) in order to buy the 1,468,725 Elf Aquitaine shares that it did not already hold, representing 0.52% of Elf Aquitaine’s share capital and 0.27% of its voting rights, at a price of €305 per share (including the remaining 2009 dividend). On April 13, 2010, the French Autorité des Marchés Financiers (AMF) issued its clearance decision for this offer.

The public tender offer was open from April 16 to April 29, 2010 inclusive. The Elf Aquitaine shares targeted by the offer which were not tendered to the offer have been transferred to TOTAL S.A. under the squeeze out upon payment to the shareholders equal to the offer price on the first trading day after the offer closing date, i.e. on April 30, 2010.

On April 30, 2010, TOTAL S.A. announced that, following the squeeze out, it held 100% of Elf Aquitaine shares, with the transaction amounting to €450 million.

In application of revised standard IAS 27 “Consolidated and Separate Financial Statements”, effective for annual periods beginning on or after January 1, 2010, transactions with minority interests are accounted for as equity transactions, i.e. in consolidated shareholder’s equity.

As a consequence, following the squeeze out of the Elf Aquitaine shares by TOTAL S.A., the difference between the consideration paid and the book value of minority interests acquired was recognized directly as a decrease in equity.

•	During 2010, TOTAL progressively sold 1.88% of Sanofi-Aventis’ share capital, thus reducing its interest to 5.51%.

As from July 1, 2010, given its reduced representation on the Board of Directors and the decrease in the percentage of voting rights, TOTAL ceases to have a significant influence over Sanofi-Aventis and no longer consolidates this investment under the equity method. The investment in Sanofi-Aventis is accounted for as a financial asset available for sale in the line “Other investments” of the balance sheet at its fair value, i.e. at the stock price.

Net income as of December 31, 2010 includes a €135 million gain relating to this change in the accounting treatment.

2009

•	Upstream

•	In December 2009, TOTAL signed an agreement with Chesapeake Energy Corporation whereby Total acquired a 25% share in Chesapeake’s Barnett shale gas portfolio located in the United States (State of Texas). The acquisition cost of these assets amounted to €1,562 million and it represented the value of mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for €1,449 million and the value of tangible assets that have been recognized on the face of the Consolidated Balance Sheet for €113 million. As no cash payment has occurred in 2009, a corresponding debt has been recognized in the sections “Provisions and other non-current liabilities” and “Other creditors and accrued liabilities” for €818 million and €744 million respectively.

•	Corporate

•	During 2009, TOTAL progressively sold 3.99% of Sanofi-Aventis’ share capital, thus reducing its interest to 7.39%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements for the year ended December 31, 2009.

2008

•	Upstream

•	Pursuant to the tender offer described in the prospectus on May 13, 2008 and renewed by the notices on June 19, July 4 and July 16, 2008, TOTAL acquired 100% of Synenco Energy Inc’s Class A ordinary shares. Synenco’s main asset is a 60% interest in the Northern Lights project in the Athabasca region of the Canadian province of Alberta.

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

•	In August 2008, TOTAL acquired the Dutch company Goal Petroleum BV. The acquisition cost amounted to €349 million. This cost essentially represented the value of the company’s mineral interests that have been recognized as intangible assets on the face of the Consolidated Balance Sheet for €292 million.

Goal Petroleum BV is fully consolidated in TOTAL’s Consolidated Financial Statements. Its contribution to the consolidated net income for fiscal year 2008 was not material.

•	Pursuant to the agreements signed between the partners in November 2008, the Group’s participation in the Kashagan field decreased from 18.52% to 16.81%.

•	Corporate

•	During 2008, TOTAL progressively sold 1.68% of Sanofi-Aventis’ share capital, thus reducing its interest to 11.38%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements for the year ended December 31, 2008.

4)	BUSINESS SEGMENT INFORMATION

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. The Group’s activities are conducted through three business segments: Upstream, Downstream and Chemicals.

•	The Upstream segment includes the activities of the Exploration & Production division and the Gas & Power division;
•	The Downstream segment includes activities of the Refining & Marketing division and the Trading & Shipping division; and
•	The Chemicals segment includes Base Chemicals and Specialties.

The Corporate segment includes the operating and financial activities of the holding companies (including the investment in Sanofi-Aventis).

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

A)	INFORMATION BY BUSINESS SEGMENT

For the year ended December 31, 2010
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	18,527	123,245	17,490	7	—	159,269
Intersegment sales	22,540	4,693	981	186	(28,400)	—
Excise taxes	—	(18,793)	—	—	—	(18,793)

Revenues from sales	41,067	109,145	18,471	193	(28,400)	140,476

Operating expenses	(18,271)	(105,660)	(16,974)	(665)	28,400	(113,170)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,346)	(2,503)	(533)	(39)	—	(8,421)

Operating income	17,450	982	964	(511)	—	18,885

Equity in income (loss) of affiliates and other items	1,533	141	215	595	—	2,484
Tax on net operating income	(10,131)	(201)	(267)	263	—	(10,336)

Net operating income	8,852	922	912	347	—	11,033

Net cost of net debt						(226)
Minority interests						(236)

Net income						10,571

For the year ended December 31, 2010 (adjustments(a))
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	923	92	—		1,015
Depreciation, depletion and amortization of tangible assets and mineral interests	(203)	(1,192)	(21)	—		(1,416)

Operating income(b)	(203)	(269)	71	—		(401)

Equity in income (loss) of affiliates and other items(c)	183	(126)	(16)	227		268
Tax on net operating income	275	149	—	(6)		418

Net operating income(b)	255	(246)	55	221		285

Net cost of net debt						—
Minority interests						(2)

Net income						283

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect	Upstream	Downstream	Chemicals	Corporate

on operating income	—	863	130	—
on net operating income	—	640	113	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(81)

For the year ended December 31, 2010 (adjusted)
(M€)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	18,527	123,245	17,490	7	—	159,269
Intersegment sales	22,540	4,693	981	186	(28,400)	—
Excise taxes	—	(18,793)	—	—	—	(18,793)

Revenues from sales	41,067	109,145	18,471	193	(28,400)	140,476

Operating expenses	(18,271)	(106,583)	(17,066)	(665)	28,400	(114,185)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,143)	(1,311)	(512)	(39)	—	(7,005)

Adjusted operating income	17,653	1,251	893	(511)	—	19,286

Equity in income (loss) of affiliates and other items	1,350	267	231	368	—	2,216
Tax on net operating income	(10,406)	(350)	(267)	269	—	(10,754)

Adjusted net operating income	8,597	1,168	857	126	—	10,748

Net cost of net debt						(226)
Minority interests						(234)

Adjusted net income						10,288

Adjusted fully-diluted earnings per share (€)						4.58

(a)	Except for earnings per share

For the year ended December 31, 2010
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	13,208	2,343	641	81		16,273
Total divestments	2,067	499	347	1,403		4,316
Cash flow from operating activities	15,573	1,441	934	545		18,493

Balance sheet as of December 31, 2010

Property, plant and equipment, intangible assets, net	50,565	8,675	4,388	253		63,881
Investments in equity affiliates	5,002	2,782	1,349	—		9,133
Loans to equity affiliates and other non-current assets	4,184	1,366	979	4,099		10,628
Working capital	(363)	9,154	2,223	(211)		10,803
Provisions and other non-current liabilities	(16,076)	(2,328)	(1,631)	(1,181)		(21,216)
Assets and liabilities classified as held for sale	660	—	413	—		1,073

Capital Employed (balance sheet)	43,972	19,649	7,721	2,960		74,302
Less inventory valuation effect	—	(4,088)	(409)	1,061		(3,436)

Capital Employed (Business segment information)	43,972	15,561	7,312	4,021		70,866

ROACE as a percentage	21%	8%	12%			16%

For the year ended December 31, 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)

Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153

Operating expenses	(14,752)	(81,281)	(14,293)	(656)	20,635	(90,347)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,420)	(1,612)	(615)	(35)	—	(6,682)

Operating income	12,858	2,237	553	(524)	—	15,124

Equity in income (loss) of affiliates and other items	846	169	(58)	697	—	1,654
Tax on net operating income	(7,486)	(633)	(92)	326	—	(7,885)

Net operating income	6,218	1,773	403	499	—	8,893

Net cost of net debt						(264)
Minority interests						(182)

Net income						8,447

For the year ended December 31, 2009 (adjustments(a))
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	(17)	1,558	344	—		1,885
Depreciation, depletion and amortization of tangible assets and mineral interests	(4)	(347)	(40)	—		(391)

Operating income(b)	(21)	1,211	304	—		1,494

Equity in income (loss) of affiliates and other items(c)	(160)	22	(123)	(117)		(378)
Tax on net operating income	17	(413)	(50)	(3)		(449)

Net operating income(b)	(164)	820	131	(120)		667

Net cost of net debt						—
Minority interests						(4)

Net income						663

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect	Upstream	Downstream	Chemicals	Corporate

on operating income	—	1,816	389	—
on net operating income	—	1,285	254	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(300)

For the year ended December 31, 2009
(adjusted)
(M€)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)

Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153

Operating expenses	(14,735)	(82,839)	(14,637)	(656)	20,635	(92,232)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,416)	(1,265)	(575)	(35)	—	(6,291)

Adjusted operating income	12,879	1,026	249	(524)	—	13,630

Equity in income (loss) of affiliates and other items	1,006	147	65	814	—	2,032
Tax on net operating income	(7,503)	(220)	(42)	329	—	(7,436)

Adjusted net operating income	6,382	953	272	619	—	8,226

Net cost of net debt						(264)
Minority interests						(178)

Adjusted net income						7,784

Adjusted fully-diluted earnings per share (€)						3.48

(a)	Except for earnings per share

For the year ended December 31, 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	9,855	2,771	631	92		13,349
Total divestments	398	133	47	2,503		3,081
Cash flow from operating activities	10,200	1,164	1,082	(86)		12,360

Balance sheet as of December 31, 2009

Property, plant and equipment, intangible assets, net	43,997	9,588	5,248	271		59,104
Investments in equity affiliates	4,260	2,110	652	4,235		11,257
Loans to equity affiliates and other non-current assets	3,844	1,369	850	547		6,610
Working capital	660	7,624	2,151	58		10,493
Provisions and other non-current liabilities	(15,364)	(2,190)	(1,721)	(1,094)		(20,369)
Assets and liabilities classified as held for sale	—	—	—	—		—

Capital Employed (balance sheet)	37,397	18,501	7,180	4,017		67,095
Less inventory valuation effect	—	(3,202)	(282)	840		(2,644)

Capital Employed (Business segment information)	37,397	15,299	6,898	4,857		64,451

ROACE as a percentage	18%	7%	4%			13%

For the year ended December 31, 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	24,256	135,524	20,150	46	—	179,976
Intersegment sales	25,132	5,574	1,252	120	(32,078)	—
Excise taxes	—	(19,645)	—	—	—	(19,645)

Revenues from sales	49,388	121,453	21,402	166	(32,078)	160,331

Operating expenses	(21,915)	(119,425)	(20,942)	(685)	32,078	(130,889)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,005)	(1,202)	(518)	(30)	—	(5,755)

Operating income	23,468	826	(58)	(549)	—	23,687

Equity in income (loss) of affiliates and other items	1,541	(158)	(34)	590	—	1,939
Tax on net operating income	(14,563)	(143)	76	315	—	(14,315)

Net operating income	10,446	525	(16)	356	—	11,311

Net cost of net debt						(358)
Minority interests						(363)

Net income						10,590

For the year ended December 31, 2008 (adjustments(a))
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	(2,776)	(925)	—		(3,701)
Depreciation, depletion and amortization of tangible assets and mineral interest	(171)	—	(6)	—		(177)

Operating income(b)	(171)	(2,776)	(931)	—		(3,878)

Equity in income (loss) of affiliates and other items(c)	(164)	(195)	(82)	(345)		(786)
Tax on net operating income	57	927	329	(2)		1,311

Net operating income(b)	(278)	(2,044)	(684)	(347)		(3,353)

Net cost of net debt						—
Minority interests						23

Net income						(3,330)

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect	Upstream	Downstream	Chemicals	Corporate

on operating income	—	(2,776)	(727)	—
on net operating income	—	(1,971)	(504)	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(393)

For the year ended December 31, 2008
(adjusted)
(M€)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	24,256	135,524	20,150	46	—	179,976
Intersegment sales	25,132	5,574	1,252	120	(32,078)	—
Excise taxes	—	(19,645)	—	—	—	(19,645)

Revenues from sales	49,388	121,453	21,402	166	(32,078)	160,331

Operating expenses	(21,915)	(116,649)	(20,017)	(685)	32,078	(127,188)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,834)	(1,202)	(512)	(30)	—	(5,578)

Adjusted operating income	23,639	3,602	873	(549)	—	27,565

Equity in income (loss) of affiliates and other items	1,705	37	48	935	—	2,725
Tax on net operating income	(14,620)	(1,070)	(253)	317	—	(15,626)

Adjusted net operating income	10,724	2,569	668	703	—	14,664

Net cost of net debt						(358)
Minority interests						(386)

Adjusted net income						13,920

Adjusted fully-diluted earnings per share (€)						6.20

(a)	Except for earnings per share

For the year ended December 31, 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	10,017	2,418	1,074	131		13,640
Total divestments	1,130	216	53	1,186		2,585
Cash flow from operating activities	13,765	3,111	920	873		18,669

Balance sheet as of December 31, 2008

Property, plant and equipment, intangible assets, net	37,090	8,823	5,323	247		51,483
Investments in equity affiliates	3,892	1,958	677	6,134		12,661
Loans to equity affiliates and other non-current assets	3,739	1,170	762	545		6,216
Working capital	570	5,317	2,348	(132)		8,103
Provisions and other non-current liabilities	(12,610)	(2,191)	(1,903)	(1,138)		(17,842)
Assets and liabilities classified as held for sale	—	—	—	—		—

Capital Employed (balance sheet)	32,681	15,077	7,207	5,656		60,621
Less inventory valuation effect	—	(1,454)	(46)	387		(1,113)

Capital Employed (Business segment information)	32,681	13,623	7,161	6,043		59,508

ROACE as a percentage	36%	20%	9%			26%

B)	RECONCILIATION BETWEEN BUSINESS SEGMENT INFORMATION AND THE CONSOLIDATED STATEMENT OF INCOME

The table below presents the impact of adjustment items on the Consolidated Statement of Income:

			Consolidated
For the year ended December 31, 2010			statement of
(M€)	Adjusted	Adjustments(a)	income
Sales	159,269	—	159,269
Excise taxes	(18,793)	—	(18,793)
Revenues from sales	140,476	—	140,476
Purchases, net of inventory variation	(94,286)	1,115	(93,171)
Other operating expenses	(19,035)	(100)	(19,135)
Exploration costs	(864)	—	(864)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,005)	(1,416)	(8,421)
Other income	524	872	1,396
Other expense	(346)	(554)	(900)
Financial interest on debt	(465)	—	(465)
Financial income from marketable securities & cash equivalents	131	—	131
Cost of net debt	(334)	—	(334)
Other financial income	442	—	442
Other financial expense	(407)	—	(407)
Equity in income (loss) of affiliates	2,003	(50)	1,953
Income taxes	(10,646)	418	(10,228)

Consolidated net income	10,522	285	10,807

Group share	10,288	283	10,571
Minority interests	234	2	236

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi-Aventis.

			Consolidated
For the year ended December 31, 2009			statement of
(M€)	Adjusted	Adjustments(a)	income
Sales	131,327	—	131,327
Excise taxes	(19,174)	—	(19,174)
Revenues from sales	112,153	—	112,153
Purchases, net of inventory variation	(73,263)	2,205	(71,058)
Other operating expenses	(18,271)	(320)	(18,591)
Exploration costs	(698)	—	(698)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,291)	(391)	(6,682)
Other income	131	183	314
Other expense	(315)	(285)	(600)
Financial interest on debt	(530)	—	(530)
Financial income from marketable securities & cash equivalents	132	—	132
Cost of net debt	(398)	—	(398)
Other financial income	643	—	643
Other financial expense	(345)	—	(345)
Equity in income (loss) of affiliates	1,918	(276)	1,642
Income taxes	(7,302)	(449)	(7,751)

Consolidated net income	7,962	667	8,629

Group share	7,784	663	8,447
Minority interests	178	4	182

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

			Consolidated
For the year ended December 31, 2008			statement of
(M€)	Adjusted	Adjustments(a)	income
Sales	179,976	—	179,976
Excise taxes	(19,645)	—	(19,645)
Revenues from sales	160,331	—	160,331
Purchases, net of inventory variation	(107,521)	(3,503)	(111,024)
Other operating expenses	(18,903)	(198)	(19,101)
Exploration costs	(764)	—	(764)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,578)	(177)	(5,755)
Other income	153	216	369
Other expense	(147)	(407)	(554)
Financial interest on debt	(1,000)	—	(1,000)
Financial income from marketable securities & cash equivalents	473	—	473
Cost of net debt	(527)	—	(527)
Other financial income	728	—	728
Other financial expense	(325)	—	(325)
Equity in income (loss) of affiliates	2,316	(595)	1,721
Income taxes	(15,457)	1,311	(14,146)

Consolidated net income	14,306	(3,353)	10,953

Group share	13,920	(3,330)	10,590
Minority interests	386	(23)	363

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

C) ADJUSTMENT ITEMS BY BUSINESS SEGMENT

The adjustment items for income as per Note 2 to the Consolidated Financial Statements are detailed as follows:

Adjustments to operating income

For the year ended December 31, 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	863	130	—	993
Restructuring charges	—	—	—	—	—
Asset impairment charges	(203)	(1,192)	(21)	—	(1,416)
Other items	—	60	(38)	—	22

Total	(203)	(269)	71	—	(401)

Adjustments to net income, Group share

For the year ended December 31, 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	635	113	—	748
TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(81)	(81)
Restructuring charges	—	(12)	(41)	—	(53)
Asset impairment charges	(297)	(913)	(14)	—	(1,224)
Gains (losses) on disposals of assets	589	122	33	302	1,046
Other items	(37)	(83)	(33)	—	(153)

Total	255	(251)	58	221	283

Adjustments to operating income

For the year ended December 31, 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,816	389	—	2,205
Restructuring charges	—	—	—	—	—
Asset impairment charges	(4)	(347)	(40)	—	(391)
Other items	(17)	(258)	(45)	—	(320)

Total	(21)	1,211	304	—	1,494

Adjustments to net income, Group share

For the year ended December 31, 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,279	254	—	1,533
TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(300)	(300)
Restructuring charges	—	(27)	(102)	—	(129)
Asset impairment charges	(52)	(253)	(28)	—	(333)
Gains (losses) on disposals of assets	—	—	—	179	179
Other items	(112)	(182)	7	—	(287)

Total	(164)	817	131	(121)	663

Adjustments to operating income

For the year ended December 31, 2008 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	(2,776)	(727)	—	(3,503)
Restructuring charges	—	—	—	—	—
Asset impairment charges	(171)	—	(6)	—	(177)
Other items	—	—	(198)	—	(198)

Total	(171)	(2,776)	(931)	—	(3,878)

Adjustments to net income, Group share

For the year ended December 31, 2008 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	(1,949)	(503)	—	(2,452)
TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(393)	(393)
Restructuring charges	—	(47)	(22)	—	(69)
Asset impairment charges	(172)	(26)	(7)	—	(205)
Gains (losses) on disposals of assets	130	—	—	84	214
Other items	(236)	—	(151)	(38)	(425)

Total	(278)	(2,022)	(683)	(347)	(3,330)

D)	ADDITIONAL INFORMATION ON IMPAIRMENTS

In the Upstream, Downstream and Chemicals segments, impairments of assets have been recognized for the year ended December 31, 2010, with an impact of €1,416 million in operating income and €1,224 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share. These items are identified in paragraph 4C above as adjustment items with the heading “Asset impairment charges”.

The impairment losses impact certain Cash Generating Units (CGU) for which there were indications of impairment, due mainly to changes in the operating conditions or the economic environment of their specific businesses.

The principles applied are the following:

•	The recoverable amount of CGUs has been based on their value in use, as defined in Note 1 paragraph L to the Consolidated Financial Statements “Impairment of long-lived assets”;
•	Future cash flows have been determined with the assumptions in the long-term plan of the Group. These assumptions (including future prices of products, supply and demand for products, future production volumes) represent the best estimate by management of the Group of all economic conditions during the remaining life of assets;
•	Future cash flows, based on the long-term plan, are prepared over a period consistent with the life of the assets within the CGU. They are prepared post-tax and include specific risks attached to CGU assets. They are discounted using a 8% post-tax discount rate, this rate being a weighted-average capital cost estimated from historical market data. This rate has been applied consistently for the years ending in 2008, 2009 and 2010;
•	Value in use calculated by discounting the above post-tax cash flows using a 8% post-tax discount rate is not materially different from value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates are in a range from 9% to 12% in 2010.

The CGUs of the Upstream segment affected by these impairments are oil fields and investments in associates accounted for by the equity method. For the year ended December 31, 2010, the Group has recognized impairments with an impact of €203 million in operating income and €297 million in net income, Group share, mainly including an impairment of assets related to its project to build an upgrader in Edmonton, the Group giving up this project as part of its agreements with Suncor.

The CGUs of the Downstream segment are affiliates or groups of affiliates (or industrial assets) organized mostly by country for the refining activities and by relevant geographical area for the marketing activities. In 2010, the economic environment of refining activities remained unfavorable, with a worldwide context of surplus in refining capacities compared to the demand for petroleum products. This surplus is more and more based in Europe, where the demand has been decreasing whereas in emerging countries (in Middle East and Asia) the consumption growth is strong. Considering the specificities of industrial tools, this remaining context of deteriorated margins had a particularly negative impact on the results of the refining CGUs in France and in the United Kingdom and lead to strong operational losses despite the efforts made to improve operations. Moreover in the last few months some operators have announced site closures or tried to dispose of some sites although no material transaction has occurred in 2010. These factors have triggered off the recognition of impairments of assets in Europe, especially within the CGUs Refining France and United Kingdom, reducing the operating income by €1,192 million and the net income, Group share by €913 million. Sensitivity analysis performed on other European refining CGUs, using different actualization rates and margins, have not led to additional impairment charge.

The CGUs of the Chemicals segment are worldwide business units, including activities or products with common strategic, commercial and industrial characteristics.

For the year ended December 31, 2009, impairments of assets have been recognized in the Upstream, Downstream and Chemicals segments with an impact of €413 million in operating income and €382 million in net income, Group share. These impairments have been disclosed as adjustments to operating income for €391 million and adjustments to net income, Group share for €333 million.

For the year ended December 31, 2008, impairments of assets have been recognized in the Upstream, Downstream and Chemicals segments with an impact of €216 million in operating income and €244 million in net income, Group share. These impairments have been disclosed as adjustments to operating income for €177 million and adjustments to net income, Group share for €205 million.

For the years ended December 31, 2010 and 2009, no reversal of impairment has been recognized. For the year ended December 31, 2008, reversals of impairment losses have been recognized in the Upstream segment with an impact of €41 million in operating income and €29 million in net income, Group share.

5)	INFORMATION BY GEOGRAPHICAL AREA

		Rest of	North		Rest of
(M€)	France	Europe	America	Africa	the world	Total
For the year ended December 31, 2010
Non-Group sales	36,820	72,636	12,432	12,561	24,820	159,269
Property, plant and equipment, intangible assets, net	5,666	14,568	9,584	20,166	13,897	63,881
Capital expenditures	1,062	2,629	3,626	4,855	4,101	16,273

For the year ended December 31, 2009
Non-Group sales	32,437	60,140	9,515	9,808	19,427	131,327
Property, plant and equipment, intangible assets, net	6,973	15,218	8,112	17,312	11,489	59,104
Capital expenditures	1,189	2,502	1,739	4,651	3,268	13,349

For the year ended December 31, 2008
Non-Group sales	43,616	82,761	14,002	12,482	27,115	179,976
Property, plant and equipment, intangible assets, net	7,260	13,485	5,182	15,460	10,096	51,483
Capital expenditures	1,997	2,962	1,255	4,500	2,926	13,640

6)	OPERATING EXPENSES

For the year ended December 31, (M€)	2010	2009	2008
Purchases, net of inventory variation(a)	(93,171)	(71,058)	(111,024)
Exploration costs	(864)	(698)	(764)
Other operating expenses(b)	(19,135)	(18,591)	(19,101)
of which non-current operating liabilities (allowances) reversals	387	515	459
of which current operating liabilities (allowances) reversals	(101)	(43)	(29)

Operating expenses	(113,170)	(90,347)	(130,889)

(a)	Includes taxes paid on oil and gas production in the Upstream segment, namely royalties.
(b)	Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 26 to the Consolidated Financial Statements “Payroll and staff”).

7)	OTHER INCOME AND OTHER EXPENSE

For the year ended December 31, (M€)	2010	2009	2008
Gains (losses) on disposal of assets	1,117	200	257
Foreign exchange gains	—	—	112
Other	279	114	—

Other income	1,396	314	369

Foreign exchange losses	—	(32)	—
Amortization of other intangible assets (excl. mineral interests)	(267)	(142)	(162)
Other	(633)	(426)	(392)

Other expense	(900)	(600)	(554)

Other income

In 2010, gains and losses on disposal of assets are mainly related to sales of assets in the Upstream segment (sale of the interests in the Valhall and Hod fields in Norway and sale of the interest in Block 31 in Angola, see Note 3 to the Consolidated Financial Statements), as well as the change in the accounting treatment and the disposal of shares of Sanofi-Aventis (see Note 3 to the Consolidated Financial Statements).

In 2009, gains and losses on disposal of assets were mainly related to the disposal of shares of Sanofi-Aventis.

In 2008, gains and losses on disposal of assets were mainly related to sales of assets in the Upstream segment, as well as the disposal of shares of Sanofi-Aventis.

Other expense

In 2010, the heading “Other” is mainly comprised of €248 million of restructuring charges in the Downstream and Chemicals segments.

In 2009, the heading “Other” was mainly comprised of €190 million of restructuring charges in the Downstream and Chemicals segments.

In 2008, the heading “Other” was mainly comprised of:

•	€107 million of restructuring charges in the Upstream, Downstream and Chemicals segments; and
•	€48 million of changes in provisions related to various antitrust investigations as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”.

8)	OTHER FINANCIAL INCOME AND EXPENSE

As of December 31, (M€)	2010	2009	2008
Dividend income on non-consolidated subsidiaries	255	210	238
Capitalized financial expenses	113	117	271
Other	74	316	219
Other financial income	442	643	728

Accretion of asset retirement obligations	(338)	(283)	(229)
Other	(69)	(62)	(96)

Other financial expense	(407)	(345)	(325)

9)	INCOME TAXES

Since 1966, the Group has been taxed in accordance with the consolidated income tax treatment approved on a renewable basis by the French Ministry of Economy, Finance and Industry. The renewal of this approval has been requested for the 2011-2013 period. It is being reviewed by the French Department of Budget, Public Accounts, Civil Service and State Reform.

No deferred tax is recognized for the temporary differences between the carrying amounts and tax bases of investments in foreign subsidiaries which are considered to be permanent investments. Undistributed earnings from foreign subsidiaries considered to be reinvested indefinitely amounted to €26,458 million as of December 31, 2010. The determination of the tax effect relating to such reinvested income is not practicable.

In addition, no deferred tax is recognized on unremitted earnings (approximately €21,147 million) of the Group’s French subsidiaries since the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares.

Income taxes are detailed as follows:

For the year ended December 31, (M€)	2010	2009	2008
Current income taxes	(9,934)	(7,213)	(14,117)
Deferred income taxes	(294)	(538)	(29)

Total income taxes	(10,228)	(7,751)	(14,146)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances are as follows:

As of December 31, (M€)	2010	2009	2008
Net operating losses and tax carry forwards	1,145	1,114	1,031
Employee benefits	535	517	519
Other temporary non-deductible provisions	2,757	2,184	2,075

Gross deferred tax assets	4,437	3,815	3,625

Valuation allowance	(576)	(484)	(475)

Net deferred tax assets	3,861	3,331	3,150

Excess tax over book depreciation	(10,966)	(9,791)	(8,836)
Other temporary tax deductions	(1,339)	(1,179)	(1,171)

Gross deferred tax liability	(12,305)	(10,970)	(10,007)

Net deferred tax liability	(8,444)	(7,639)	(6,857)

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31, (M€)	2010	2009	2008
Deferred tax assets, non-current (note 14)	1,378	1,164	1,010
Deferred tax assets, current (note 16)	151	214	206
Deferred tax liabilities, non-current	(9,947)	(8,948)	(7,973)
Deferred tax liabilities, current	(26)	(69)	(100)

Net amount	(8,444)	(7,639)	(6,857)

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31, (M€)	2010	2009	2008
Opening balance	(7,639)	(6,857)	(7,251)
Deferred tax on income	(294)	(538)	(29)
Deferred tax on shareholders’ equity(a)	28	(38)	30
Changes in scope of consolidation	(59)	(1)	(1)
Currency translation adjustment	(480)	(205)	394

Closing balance	(8,444)	(7,639)	(6,857)

(a)	This amount includes mainly current income taxes and deferred taxes for changes in fair value of listed securities classified as financial assets available for sale as well as deferred taxes related to the cash flow hedge (see Note 17 to the Consolidated Financial Statements).

Reconciliation between provision for income taxes and pre-tax income:

For the year ended December 31, (M€)	2010	2009	2008
Consolidated net income	10,807	8,629	10,953
Provision for income taxes	10,228	7,751	14,146
Pre-tax income	21,035	16,380	25,099
French statutory tax rate	34.43%	34.43%	34.43%

Theoretical tax charge	(7,242)	(5,640)	(8,642)

Difference between French and foreign income tax rates	(4,921)	(3,214)	(6,326)
Tax effect of equity in income (loss) of affiliates	672	565	593
Permanent differences	1,375	597	315
Adjustments on prior years income taxes	(45)	(47)	12
Adjustments on deferred tax related to changes in tax rates	2	(1)	(31)
Changes in valuation allowance of deferred tax assets	(65)	(6)	(63)
Other	(4)	(5)	(4)

Net provision for income taxes	(10,228)	(7,751)	(14,146)

The French statutory tax rate includes the standard corporate tax rate (33.33%) and additional applicable taxes that bring the overall tax rate to 34.43% in 2010 (identical to 2009 and 2008).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities and within the consolidated income tax treatment.

Net operating losses and tax credit carryforwards

Deferred tax assets related to net operating losses and tax carryforwards expire in the following years:

As of December 31, (M€)	2010		2009		2008
	Basis	Tax	Basis	Tax	Basis	Tax
2009	—	—	—	—	233	115
2010	—	—	258	126	167	79
2011	225	110	170	83	93	42
2012	177	80	121	52	61	19
2013(a)	146	59	133	43	1,765	587
2014(b)	1,807	602	1,804	599	—	—
2015 and after	190	62	—	—	—	—
Unlimited	774	232	661	211	560	189

Total	3,319	1,145	3,147	1,114	2,879	1,031

(a)	Net operating losses and tax credit carryforwards in 2013 and after for 2008
(b)	Net operating losses and tax credit carryforwards in 2014 and after for 2009

10)	INTANGIBLE ASSETS

		Amortization
		and
As of December 31, 2010 (M€)	Cost	impairment	Net
Goodwill	1,498	(596)	902
Proved and unproved mineral interests	10,099	(2,712)	7,387
Other intangible assets	2,803	(2,175)	628

Total intangible assets	14,400	(5,483)	8,917

		Amortization
		and
As of December 31, 2009 (M€)	Cost	impairment	Net
Goodwill	1,776	(614)	1,162
Proved and unproved mineral interests	8,204	(2,421)	5,783
Other intangible assets	2,712	(2,143)	569

Total intangible assets	12,692	(5,178)	7,514

		Amortization
		and
As of December 31, 2008 (M€)	Cost	impairment	Net
Goodwill	1,690	(616)	1,074
Proved and unproved mineral interests	6,010	(2,268)	3,742
Other intangible assets	2,519	(1,994)	525

Total intangible assets	10,219	(4,878)	5,341

Changes in net intangible assets are analyzed in the following table:

				Amortization	Currency
	Net amount as of			and	translation		Net amount as of
(M€)	January 1,	Acquisitions	Disposals	impairment	adjustment	Other	December 31,
2010	7,514	2,466	(62)	(553)	491	(939)	8,917
2009	5,341	629	(64)	(345)	2	1,951	7,514
2008	4,650	404	(3)	(259)	(93)	642	5,341

In 2010, the heading “Other” mainly includes Chesapeake’s Barnett shale mineral interests reclassified into the acquisitions for €(975) million and the reclassification of Joslyn’s mineral interests in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for €(390) million, including the currency translation adjustment (see Note 34 to the Consolidated Financial Statements), partially compensated by the acquisition of UTS for €646 million (see Note 3 to the Consolidated Financial Statements).

In 2009, the heading “Other” mainly included Chesapeake’s Barnett shale mineral interests for €1,449 million (see Note 3 to the Consolidated Financial Statements).

In 2008, the heading “Other” mainly included the impact of “proved and unproved mineral interests” from Synenco Energy Inc. for €221 million and from Goal Petroleum B.V. for €292 million.

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2010 is as follows:

	Net goodwill as of				Net goodwill as of
(M€)	January 1, 2010	Increases	Impairments	Other	December 31, 2010
Upstream	78	—	—	—	78
Downstream	202	22	(88)	(54)	82
Chemicals	857	—	—	(140)	717
Corporate	25	—	—	—	25

Total	1,162	22	(88)	(194)	902

The heading “Other” mainly corresponds to the sale of Mapa Spontex and the reclassification of the goodwill of resins businesses subject to a disposal plan in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

11)	PROPERTY, PLANT AND EQUIPMENT

		Depreciation
		and
As of December 31, 2010 (M€)	Cost	impairment	Net
Upstream properties
Proved properties	77,183	(50,582)	26,601
Unproved properties	347	(1)	346
Work in progress	14,712	(37)	14,675

Subtotal	92,242	(50,620)	41,622

Other property, plant and equipment
Land	1,304	(393)	911
Machinery, plant and equipment (including transportation equipment)	23,831	(17,010)	6,821
Buildings	6,029	(3,758)	2,271
Work in progress	2,350	(488)	1,862
Other	6,164	(4,687)	1,477

Subtotal	39,678	(26,336)	13,342

Total property, plant and equipment	131,920	(76,956)	54,964

		Depreciation
		and
As of December 31, 2009 (M€)	Cost	impairment	Net
Upstream properties
Proved properties	71,082	(44,718)	26,364
Unproved properties	182	(1)	181
Work in progress	10,351	(51)	10,300

Subtotal	81,615	(44,770)	36,845

Other property, plant and equipment
Land	1,458	(435)	1,023
Machinery, plant and equipment (including transportation equipment)	22,927	(15,900)	7,027
Buildings	6,142	(3,707)	2,435
Work in progress	2,774	(155)	2,619
Other	6,506	(4,865)	1,641

Subtotal	39,807	(25,062)	14,745

Total property, plant and equipment	121,422	(69,832)	51,590

		Depreciation
		and
As of December 31, 2008 (M€)	Cost	impairment	Net
Upstream properties
Proved properties	61,727	(39,315)	22,412
Unproved properties	106	(1)	105
Work in progress	9,586	—	9,586

Subtotal	71,419	(39,316)	32,103

Other property, plant and equipment
Land	1,446	(429)	1,017
Machinery, plant and equipment (including transportation equipment)	21,734	(14,857)	6,877
Buildings	5,739	(3,441)	2,298
Work in progress	2,226	(10)	2,216
Other	6,258	(4,627)	1,631

Subtotal	37,403	(23,364)	14,039

Total property, plant and equipment	108,822	(62,680)	46,142

Changes in net property, plant and equipment are analyzed in the following table:

	Net amount			Depreciation	Currency		Net amount
	as of			and	translation		as of
(M€)	January 1,	Acquisitions	Disposals	impairment	adjustment	Other	December 31,
2010	51,590	11,346	(1,269)	(8,564)	2,974	(1,113)	54,964
2009	46,142	11,212	(65)	(6,765)	397	669	51,590
2008	41,467	11,442	(102)	(5,941)	(1,151)	427	46,142

In 2010, the heading “Disposals” mainly includes the impact of sales of assets in the Upstream segment (sale of the interests in the Valhall and Hod fields in Norway and sale of the interest in Block 31 in Angola, see Note 3 to the Consolidated Financial Statements).

In 2010, the heading “Depreciation and impairment” includes the impact of impairments of assets recognized for €1,416 million (see Note 4C to the Consolidated Financial Statements).

In 2010, the heading “Other” mainly corresponds to the change in the consolidation method of Samsung Total Petrochemicals (see Note 12 to the Consolidated Financial Statements) for €(541) million and the reclassification for €(537) million, including the currency translation adjustment, of property, plant and equipment related to Joslyn, Total E&P Cameroun, and resins businesses subject to a disposal project in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (see Note 34 to the Consolidated Financial Statements), partially compensated by the acquisition of UTS for €217 million (see Note 3 to the Consolidated Financial Statements).

In 2009, the heading “Other” mainly included changes in net property, plant and equipment related to asset retirement obligations and Chesapeake’s Barnett shale tangible assets for €113 million (see Note 3 to the Consolidated Financial Statements).

In 2008, the heading “Other” mainly included changes in net property, plant and equipment related to asset retirement obligations.

Property, plant and equipment presented above include the following amounts for facilities and equipment under finance leases that have been capitalized:

		Depreciation
		and
As of December 31, 2010 (M€)	Cost	impairment	Net
Machinery, plant and equipment	480	(332)	148
Buildings	54	(24)	30
Other	—	—	—

Total	534	(356)	178

		Depreciation
		and
As of December 31, 2009 (M€)	Cost	impairment	Net
Machinery, plant and equipment	548	(343)	205
Buildings	60	(30)	30
Other	—	—	—

Total	608	(373)	235

		Depreciation
		and
As of December 31, 2008 (M€)	Cost	impairment	Net
Machinery, plant and equipment	558	(316)	242
Buildings	35	(28)	7
Other	—	—	—

Total	593	(344)	249

12)	EQUITY AFFILIATES: INVESTMENTS AND LOANS

As from January 1st, 2010, jointly-controlled entities are consolidated under the equity method, as provided for in the alternative method of IAS 31 “Interests in joint ventures” (see Note 1 “Accounting policies” paragraphs A and V to the Consolidated Financial Statements). Until December 31, 2009, these entities were consolidated using the proportionate method.

Equity value (M€)	As of December 31,
	2010	2009	2008	2010	2009	2008
	% owned			equity value
NLNG	15.00%	15.00%	15.00%	1,108	1,136	1,135
PetroCedeño — EM	30.32%	30.32%	30.32%	1,136	874	760
CEPSA (Upstream share)	48.83%	48.83%	48.83%	340	385	403
Angola LNG Ltd.	13.60%	13.60%	13.60%	710	490	326
Qatargas	10.00%	10.00%	10.00%	85	83	251
Société du Terminal Méthanier de Fos Cavaou	28.03%	28.79%	30.30%	125	124	114
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	172	118	85
Qatar Liquefied Gas Company Limited II (Train B)	16.70%	16.70%	16.70%	184	143	82
Shtokman Development AG(a)	25.00%	25.00%	25.00%	214	162	35
AMYRIS(b)	22.03%	—	—	101	—	—
Other	—	—	—	749	745	700
Total associates				4,924	4,260	3,891
Other	—	—	—	78	—	—
Total jointly-controlled entities				78	—	—

Total Upstream				5,002	4,260	3,891
CEPSA (Downstream share)	48.83%	48.83%	48.83%	2,151	1,927	1,810
Saudi Aramco Total Refining & Petrochemicals (Downstream share)(a)	37.50%	37.50%	37.50%	47	60	75
Wepec	22.41%	22.41%	22.41%	—	—	—
Other	—	—	—	159	123	73
Total associates				2,357	2,110	1,958
SARA(d)	50.00%	—	—	134	—	—
TotalErg(b)	49.00%	—	—	289	—	—
Other	—	—	—	2	—	—
Total jointly-controlled entities				425	—	—

Total Downstream				2,782	2,110	1,958
CEPSA (Chemicals share)	48.83%	48.83%	48.83%	411	396	424
Qatar Petrochemical Company Ltd.	20.00%	20.00%	20.00%	221	205	192
Saudi Aramco Total Refining & Petrochemicals (Chemicals share)(a)	37.50%	37.50%	37.50%	4	5	6
Other	—	—	—	68	46	55
Total associates				704	652	677
Samsung Total Petrochemicals(d)	50.00%	—	—	645	—	—
Total jointly-controlled entities				645	—	—

Total Chemicals				1,349	652	677
Sanofi-Aventis(c)	—	7.39%	11.38%	—	4,235	6,137
Total associates				—	4,235	6,137
Total jointly-controlled entities				—	—	—

Total Corporate				—	4,235	6,137

Total investments				9,133	11,257	12,663

Loans				2,383	2,367	2,005

Total investments and loans				11,516	13,624	14,668

(a)	Investment accounted for by the equity method as from 2008.
(b)	Investment accounted for by the equity method as from 2010.

(c)	End of the accounting for by the equity method of Sanofi-Aventis as of July 1st, 2010 (see Note 3 to the Consolidated Financial Statements).

(d)	Change in the consolidation method as of January 1st, 2010.

Equity in income (loss) (M€)	As of December 31,			For the year ended December 31,
	2010	2009	2008	2010	2009	2008
	% owned			equity in income (loss)
NLNG	15.00%	15.00%	15.00%	207	227	554
PetroCedeño — EM	30.32%	30.32%	30.32%	195	166	193
CEPSA (Upstream share)	48.83%	48.83%	48.83%	57	23	50
Angola LNG Ltd.	13.60%	13.60%	13.60%	8	9	10
Qatargas	10.00%	10.00%	10.00%	136	114	126
Société du Terminal Méthanier de Fos Cavaou	28.03%	28.79%	30.30%	—	—	(5)
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	121	94	83
Qatar Liquefied Gas Company Limited II (Train B)	16.70%	16.70%	16.70%	288	8	(11)
Shtokman Development AG(a)	25.00%	25.00%	25.00%	(5)	4	—
AMYRIS(b)	22.03%	—	—	(3)
Other	—	—	—	177	214	178
Total associates				1,181	859	1,178
Other	—	—	—	6	—	—
Total jointly-controlled entities				6	—	—

Total Upstream				1,187	859	1,178
CEPSA (Downstream share)	48.83%	48.83%	48.83%	172	149	76
Saudi Aramco Total Refining & Petrochemicals (Downstream share)(a)	37.50%	37.50%	37.50%	(19)	(12)	—
Wepec	22.41%	22.41%	22.41%	29	—	(110)
Other	—	—	—	47	81	(13)
Total associates				229	218	(47)
SARA(d)	50.00%	—	—	31	—	—
TotalErg(b)	49.00%	—	—	(11)	—	—
Other	—	—	—	2	—	—
Total jointly-controlled entities				22	—	—

Total Downstream				251	218	(47)
CEPSA (Chemicals share)	48.83%	48.83%	48.83%	78	10	10
Qatar Petrochemical Company Ltd.	20.00%	20.00%	20.00%	84	74	66
Saudi Aramco Total Refining & Petrochemicals (Chemicals share)(a)	37.50%	37.50%	37.50%	(1)	(1)	—
Other	—	—	—	41	(4)	(1)
Total associates				202	79	75
Samsung Total Petrochemicals(d)	50.00%	—	—	104	—	—
Total jointly-controlled entities				104	—	—

Total Chemicals				306	79	75
Sanofi-Aventis(c)	—	7.39%	11.38%	209	486	515
Total associates				209	486	515
Total jointly-controlled entities				—	—	—

Total Corporate				209	486	515

Total investments				1,953	1,642	1,721

(a)	Investment accounted for by the equity method as from 2008.
(b)	Investment accounted for by the equity method as from 2010.
(c)	End of the accounting for by the equity method of Sanofi-Aventis as of July 1st, 2010 (see Note 3 to the Consolidated Financial Statements).
(d)	Change in the consolidation method as of January 1st, 2010.

The market value of the Group’s share in CEPSA amounts to €2,389 million as of December 31, 2010 for an equity value of €2,902 million. The recoverable amount of CEPSA determined by reference to the value of discounted future cash flows being greater than the equity value, no impairment loss has been accounted for.

In Group share, the main financial items of the equity affiliates are as follows :

	2010		2009		2008
		Jointly-		Jointly-		Jointly-
		controlled		controlled		controlled
As of December 31, (M€)	Associates	entities	Associates	entities	Associates	entities
Assets	19,192	2,770	22,681	—	23,173	—
Shareholders’ equity	7,985	1,148	11,257	—	12,663	—
Liabilities	11,207	1,622	11,424	—	10,510	—

	2010		2009		2008
		Jointly-		Jointly-		Jointly-
		controlled		controlled		controlled
For the year ended December 31, (M€)	Associates	entities	Associates	entities	Associates	entities
Revenues from sales	16,529	2,575	14,434	—	19,982	—
Pre-tax income	2,389	166	2,168	—	2,412	—
Income tax	(568)	(34)	(526)	—	(691)	—

Net income	1,821	132	1,642		1,721

13)	OTHER INVESTMENTS

The investments detailed below are classified as “Financial assets available for sale” (see Note 1 paragraph M(ii) to the Consolidated Financial Statements).

	Carrying	Unrealized gain	Balance
As of December 31, 2010 (M€)	amount	(loss)	sheet value
Sanofi-Aventis(a)	3,510	(56)	3,454
Areva(b)	69	63	132
Arkema	—	—	—
Chicago Mercantile Exchange Group(c)	1	9	10
Olympia Energy Fund — energy investment fund(d)	37	(3)	34
Other publicly traded equity securities	2	(1)	1

Total publicly traded equity securities(e)	3,619	12	3,631

BBPP	60	—	60
BTC Limited	141	—	141
Other equity securities	758	—	758

Total other equity securities(e)	959	—	959

Other investments	4,578	12	4,590

	Carrying	Unrealized gain,	Balance
As of December 31, 2009 (M€)	amount	(loss)	sheet value
Areva(b)	69	58	127
Arkema	15	47	62
Chicago Mercantile Exchange Group(c)	1	9	10
Olympia Energy Fund — energy investment fund(d)	35	(2)	33
Other publicly traded equity securities	—	—	—

Total publicly traded equity securities(e)	120	112	232

BBPP	72	—	72
BTC Limited	144	—	144
Other equity securities	714	—	714

Total other equity securities(e)	930	—	930

Other investments	1,050	112	1,162

	Carrying	Unrealized gain	Balance
As of December 31, 2008 (M€)	amount	(loss)	sheet value

Areva(b)	69	59	128
Arkema	16	15	31
Chicago Mercantile Exchange Group(c)	1	5	6
Olympia Energy Fund — energy investment fund(d)	36	(5)	31
Other publicly traded equity securities	—	—	—

Total publicly traded equity securities(e)	122	74	196

BBPP	75	—	75
BTC Limited	161	—	161
Other equity securities	733	—	733

Total other equity securities(e)	969	—	969

Other investments	1,091	74	1,165

(a)	End of the accounting for by the equity method of Sanofi-Aventis as of July 1st, 2010 (see Note 3 to the Consolidated Financial Statements).

(b)	Unrealized gain based on the investment certificate.
(c)	The Nymex Holdings Inc. securities have been traded during the acquisition process running from June 11 to August 22, 2008 through which Chicago Mercantile Exchange Group acquired all the Nymex Holdings Inc. securities.
(d)	Securities acquired in 2008.
(e)	Including cumulative impairments of €597 million in 2010, €599 million in 2009 and €608 million in 2008.

14)	OTHER NON-CURRENT ASSETS

	Gross	Valuation	Net
As of December 31, 2010 (M€)	value	allowance	value
Deferred income tax assets	1,378	—	1,378
Loans and advances(a)	2,060	(464)	1,596
Other	681	—	681

Total	4,119	(464)	3,655

	Gross	Valuation	Net
As of December 31, 2009 (M€)	value	allowance	value
Deferred income tax assets	1,164	—	1,164
Loans and advances(a)	1,871	(587)	1,284
Other	633	—	633

Total	3,668	(587)	3,081

	Gross	Valuation	Net
As of December 31, 2008 (M€)	value	allowance	value
Deferred income tax assets	1,010	—	1,010
Loans and advances(a)	1,932	(529)	1,403
Other	631	—	631

Total	3,573	(529)	3,044

(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

				Currency
	Valuation			translation	Valuation
	allowance as of			adjustment and	allowance as of
For the Year Ended December 31, (M€)	January 1,	Increases	Decreases	other variations	December 31,
2010	(587)	(33)	220	(64)	(464)
2009	(529)	(19)	29	(68)	(587)
2008	(527)	(33)	52	(21)	(529)

15)	INVENTORIES

	Gross	Valuation	Net
As of December 31, 2010 (M€)	value	allowance	value
Crude oil and natural gas	4,990	—	4,990
Refined products	7,794	(28)	7,766
Chemicals products	1,350	(99)	1,251
Other inventories	1,911	(318)	1,593

Total	16,045	(445)	15,600

	Gross	Valuation	Net
As of December 31, 2009 (M€)	value	allowance	value
Crude oil and natural gas	4,581	—	4,581
Refined products	6,647	(18)	6,629
Chemicals products	1,234	(113)	1,121
Other inventories	1,822	(286)	1,536

Total	14,284	(417)	13,867

	Gross	Valuation	Net
As of December 31, 2008 (M€)	value	allowance	value
Crude oil and natural gas	2,772	(326)	2,446
Refined products	4,954	(416)	4,538
Chemicals products	1,419	(105)	1,314
Other inventories	1,591	(268)	1,323

Total	10,736	(1,115)	9,621

Changes in the valuation allowance on inventories are as follows:

			Currency
			translation	Valuation
	Valuation		adjustment	allowance
	allowance as of	Increase	and other	as of
For the year ended December 31, (M€)	January 1,	(net)	variations	December 31,
2010	(417)	(39)	11	(445)
2009	(1,115)	700	(2)	(417)
2008	(325)	(740)	(50)	(1,115)

16)	ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

	Gross	Valuation	Net
As of December 31, 2010 (M€)	value	allowance	value
Accounts receivable	18,635	(476)	18,159

Recoverable taxes	2,227	—	2,227
Other operating receivables	4,543	(136)	4,407
Deferred income tax	151	—	151
Prepaid expenses	657	—	657
Other current assets	41	—	41

Other current assets	7,619	(136)	7,483

	Gross	Valuation	Net
As of December 31, 2009 (M€)	value	allowance	value
Accounts receivable	16,187	(468)	15,719

Recoverable taxes	2,156	—	2,156
Other operating receivables	5,214	(69)	5,145
Deferred income tax	214	—	214
Prepaid expenses	638	—	638
Other current assets	45	—	45

Other current assets	8,267	(69)	8,198

	Gross	Valuation	Net
As of December 31, 2008 (M€)	value	allowance	value
Accounts receivable	15,747	(460)	15,287

Recoverable taxes	2,510	—	2,510
Other operating receivables	6,227	(19)	6,208
Deferred income tax	206	—	206
Prepaid expenses	650	—	650
Other current assets	68	—	68

Other current assets	9,661	(19)	9,642

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

	Valuation		Currency translation	Valuation
	allowance as of		adjustments and	allowance as of
(M€)	January 1,	Increase (net)	other variations	December 31,
Accounts receivable

2010	(468)	(31)	23	(476)
2009	(460)	(17)	9	(468)
2008	(482)	9	13	(460)
Other current assets

2010	(69)	(66)	(1)	(136)
2009	(19)	(14)	(36)	(69)
2008	(27)	7	1	(19)

As of December 31, 2010, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” is €3,141 million, of which €1,885 million has expired for less than 90 days, €292 million has expired between 90 days and 6 months, €299 million has expired between 6 and 12 months and €665 million has expired for more than 12 months.

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

Number of Total shares

The Company’s common shares, par value €2.50, as of December 31, 2010 are the only category of shares. Shares may be held in either bearer or registered form.

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

The authorized share capital amounts to 3,439,391,697 shares as of December 31, 2010 compared to 3,381,921,458 shares as of December 31, 2009 and 3,413,204,025 as of December 31, 2008.

Variation of the share capital

As of January 1, 2008		2,395,532,097

Shares issued in connection with:	Capital increase reserved for employees	4,870,386
	Exercise of TOTAL share subscription options	1,178,167
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	227,424
Cancellation of shares(a)		(30,000,000)

As of January 1, 2009		2,371,808,074

Shares issued in connection with:	Exercise of TOTAL share subscription options	934,780
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	480,030
Cancellation of shares(b)		(24,800,000)

As of January 1, 2010		2,348,422,884

Shares issued in connection with:	Exercise of TOTAL share subscription options	1,218,047

As of December 31, 2010(c)		2,349,640,931

(a)	Decided by the Board of Directors on July 31, 2008.
(b)	Decided by the Board of Directors on July 30, 2009.
(c)	Including 112,487,679 treasury shares deducted from consolidated shareholders’ equity.

The variation of both weighted-average number of shares and weighted-average number of diluted shares respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2010	2009	2008
Number of shares as of January 1,	2,348,422,884	2,371,808,074	2,395,532,097

Number of shares issued during the year (pro rated)
Exercise of TOTAL share subscription options	412,114	221,393	742,588
Exercise of TOTAL share purchase options	984,800	93,827	2,426,827
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	—	393,623	86,162
TOTAL restricted shares	416,420	1,164,389	1,112,393
Global free TOTAL share plan(a)	15	—	—
Capital increase reserved for employees	—	—	3,246,924
TOTAL shares held by TOTAL S.A. or by its subsidiaries and deducted from shareholders’ equity	(115,407,190)	(143,082,095)	(168,290,440)

Weighted-average number of shares	2,234,829,043	2,230,599,211	2,234,856,551

Dilutive effect
TOTAL share subscription and purchase options	1,758,006	1,711,961	6,784,200
TOTAL restricted shares	6,031,963	4,920,599	4,172,944
Global free TOTAL share plan(a)	1,504,071	—	—
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	—	60,428	460,935
Capital increase reserved for employees	371,493	—	383,912

Weighted-average number of diluted shares	2,244,494,576	2,237,292,199	2,246,658,542

(a)	The Board of Directors approved on May 21, 2010 the implementation and conditions of a global free share plan intended for the Group employees.

Capital increase reserved for Group employees

Pursuant to the authorization granted by the shareholders’ meeting held on May 11, 2007, the Board of Directors, during its November 6, 2007 meeting, implemented a first capital increase reserved for employees within the limit of 12 million shares, at a price of €44.40 per share, with dividend rights as of January 1, 2007. The subscription period ran from March 10, 2008 to March 28, 2008. 4,870,386 shares were subscribed by employees pursuant to the capital increase.

At the shareholders’ meeting held on May 21, 2010, the shareholders delegated to the Board of Directors the authority to increase the share capital of the Company in one or more transactions and within a maximum period of 26 months from the date of the meeting, by an amount not exceeding 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made reserving subscriptions for such issuance to the Group employees participating in a company savings plan. It is being specified that the amount of any such capital increase reserved for Group employees is counted against the aggregate maximum nominal amount of share capital increases authorized by the shareholders’ meeting held on May 21, 2010 for issuing new ordinary shares or other securities granting immediate or future access to the Company’s share capital with preferential subscription rights (€2.5 billion in nominal value).

Pursuant to this delegation of authorization, the Board of Directors, during its October 28, 2010 meeting, decided to proceed with a capital increase reserved for employees in 2011 within the limit of 12 million shares with dividend rights as of January 1, 2010 and delegated to the Chairman and CEO all powers to determine the opening and closing of the subscription period and the subscription price.

Share cancellation

Pursuant to the authorization granted by the shareholders’ meeting held on May 11, 2007 authorizing reduction of capital by cancellation of shares held by the Company within the limit of 10% of the outstanding capital every 24 months, the Board of Directors decided on July 30, 2009 to cancel 24,800,000 shares acquired in 2008 at an average price of €49.28 per share.

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of December 31, 2010, TOTAL S.A. held 12,156,411 of its own shares, representing 0.52% of its share capital, detailed as follows:

•	6,012,460 shares allocated to TOTAL restricted shares plans for Group employees;
•	6,143,951 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These shares are deducted from the consolidated shareholders’ equity.

As of December 31, 2009, TOTAL S.A. held 15,075,922 of its own shares, representing 0.64% of its share capital, detailed as follows:

•	6,017,499 shares allocated to covering TOTAL share purchase option plans for Group employees and executive officers;
•	5,799,400 shares allocated to TOTAL restricted shares plans for Group employees; and
•	3,259,023 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These shares were deducted from the consolidated shareholders’ equity.

As of December 31, 2008, TOTAL S.A. held 42,750,827 of its own shares, representing 1.80% of its share capital, detailed as follows:

•	12,627,522 shares allocated to covering TOTAL share purchase option plans for Group employees;
•	5,323,305 shares allocated to TOTAL restricted shares plans for Group employees; and
•	24,800,000 shares purchased for cancellation between January and October 2008 pursuant to the authorization granted by the shareholders’ meetings held on May 11, 2007 and May 16, 2008. The Board of Directors on July 30, 2009 decided to cancel these 24,800,000 shares acquired at an average price of €49.28 per share.

These shares were deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of December 31, 2010, 2009 and 2008, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.27% of its share capital as of December 31, 2010, 4.27% of its share capital as of

December 31, 2009 and 4.23% of its share capital as of December 31, 2008 detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and
•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval).

These shares are deducted from the consolidated shareholders’ equity.

Dividend

TOTAL S.A. paid on June 1, 2010 the balance of the dividend of €1.14 per share for the 2009 fiscal year (the ex-dividend date was May 27, 2010). In addition, TOTAL S.A. paid on November 17, 2010 an interim dividend of €1.14 per share for the fiscal year 2010 (the ex-dividend date was November 12, 2010).

A resolution will be submitted at the shareholders’ meeting on May 13, 2011 to pay a dividend of €2.28 per share for the 2010 fiscal year, i.e. a balance of €1.14 per share to be distributed after deducting the interim dividend of €1.14 already paid.

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

As of December 31, 2010, paid-in surplus amounted to €27,208 million (€27,171 million as of December 31, 2009 and €28,284 million as of December 31, 2008).

Reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of €514 million as of December 31, 2010 (€514 million as of December 31, 2009).

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

For the year ended December 31, (M€)	2010		2009		2008
Currency translation adjustment		2,231		(244)		(722)
– Unrealized gain/(loss) of the period	2,234		(243)		(722)
– Less gain/(loss) included in net income	3		1		—

Available for sale financial assets		(100)		38		(254)
– Unrealized gain/(loss) of the period	(50)		38		(254)
– Less gain/(loss) included in net income	50		—		—
Cash flow hedge		(80)		128		—
– Unrealized gain/(loss) of the period	(195)		349		—
– Less gain/(loss) included in net income	(115)		221		—

Share of other comprehensive income of equity affiliates, net amount		302		234		173

Other		(7)		(5)		1
– Unrealized gain/(loss) of the period	(7)		(5)		1
– Less gain/(loss) included in net income	—		—		—
Tax effect		28		(38)		30

Total other comprehensive income, net amount		2,374		113		(772)

Tax effects relating to each component of other comprehensive income are as follows:

	2010			2009			2008
	Pre-tax	Tax	Net	Pre-tax	Tax	Net	Pre-tax	Tax	Net
For the year ended December 31, (M€)	amount	effect	amount	amount	effect	amount	amount	effect	amount
Currency translation adjustment	2,231	—	2,231	(244)	—	(244)	(722)	—	(722)
Available for sale financial assets	(100)	2	(98)	38	4	42	(254)	30	(224)
Cash flow hedge	(80)	26	(54)	128	(42)	86	—	—	—
Share of other comprehensive income of equity affiliates, net amount	302	—	302	234	—	234	173	—	173
Other	(7)	—	(7)	(5)	—	(5)	1	—	1

Total other comprehensive income	2,346	28	2,374	151	(38)	113	(802)	30	(772)

18)	EMPLOYEE BENEFITS OBLIGATIONS

Liabilities for employee benefits obligations consist of the following:

As of December 31, (M€)	2010	2009	2008
Pension benefits liabilities	1,268	1,236	1,187
Other benefits liabilities	605	592	608
Restructuring reserves (early retirement plans)	298	212	216

Total	2,171	2,040	2,011

The Group’s main defined benefit pension plans are located in France, in the United Kingdom, in the United States, in Belgium and in Germany. Their main characteristics are the following:

•	The benefits are usually based on the final salary and seniority;
•	They are usually funded (pension fund or insurer); and
•	They are closed to new employees who benefit from defined contribution pension plans.

The pension benefits include also termination indemnities and early retirement benefits.

The other benefits are the employer contribution to post-employment medical care.

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

	Pension benefits			Other benefits
As of December 31, (M€)	2010	2009	2008	2010	2009	2008
Change in benefit obligation
Benefit obligation at beginning of year	8,169	7,405	8,129	547	544	583
Service cost	159	134	143	11	10	14
Interest cost	441	428	416	29	30	24
Curtailments	(4)	(5)	(3)	(3)	(1)	—
Settlements	(60)	(3)	(5)	—	—	(4)
Special termination benefits	—	—	—	1	—	—
Plan participants’ contributions	11	10	12	—	—	—
Benefits paid	(471)	(484)	(463)	(33)	(33)	(37)
Plan amendments	28	118	12	1	(2)	(12)
Actuarial losses (gains)	330	446	(248)	57	—	(27)
Foreign currency translation and other	137	120	(588)	13	(1)	3

Benefit obligation at year-end	8,740	8,169	7,405	623	547	544
Change in fair value of plan assets
Fair value of plan assets at beginning of year	(6,286)	(5,764)	(6,604)	—	—	—
Expected return on plan assets	(396)	(343)	(402)	—	—	—
Actuarial losses (gains)	(163)	(317)	1,099	—	—	—
Settlements	56	2	2	—	—	—
Plan participants’ contributions	(11)	(10)	(12)	—	—	—
Employer contributions(a)	(269)	(126)	(855)	—	—	—
Benefits paid	394	396	375	—	—	—
Foreign currency translation and other	(134)	(124)	633	—	—	—

Fair value of plan assets at year-end	(6,809)	(6,286)	(5,764)	—	—	—

Unfunded status	1,931	1,883	1,641	623	547	544

Unrecognized prior service cost	(105)	(153)	(48)	10	15	21
Unrecognized actuarial (losses) gains	(1,170)	(1,045)	(953)	(28)	30	43
Asset ceiling	9	9	5	—	—	—

Net recognized amount	665	694	645	605	592	608

Pension benefits and other benefits liabilities	1,268	1,236	1,187	605	592	608
Other non-current assets	(603)	(542)	(542)	—	—	—

(a)	In 2010, the Group covered certain employee pension benefit plans through insurance companies for an amount of €90 million (€757 million in 2008).

As of December 31, 2010, the fair value of pension benefits and other pension benefits which are entirely or partially funded amounted to €7,727 million and the present value of the unfunded benefits amounted to €1,636 million (against €7,206 million and €1,510 million respectively as of December 31, 2009 and €6,515 million and €1,434 million respectively as of December 31, 2008).

The experience actuarial (gains) losses related to the defined benefit obligation and the fair value of plan assets are as follows:

For the year ended December 31, (M€)	2010	2009	2008	2007
Experience actuarial (gains) losses related to the defined benefit obligation	(54)	(108)	12	80
Experience actuarial (gains) losses related to the fair value of plan assets	(163)	(317)	1,099	140

As of December 31, (M€)	2010	2009	2008	2007	2006
Pension benefits
Benefit obligation	8,740	8,169	7,405	8,129	8,742
Fair value of plan assets	(6,809)	(6,286)	(5,764)	(6,604)	(6,401)

Unfunded status	1,931	1,883	1,641	1,525	2,341

Other benefits
Benefits obligation	623	547	544	583	648
Fair value of plan assets	—	—	—	—	—

Unfunded status	623	547	544	583	648

The Group expects to contribute €251 million to its pension plans in 2011.

Estimated future payments (M€)	Pension benefits	Other benefits
2011	487	38
2012	478	38
2013	477	38
2014	477	39
2015	497	40
2016-2020	2,628	203

Asset allocation	Pension benefits
As of December 31,	2010	2009	2008
Equity securities	34%	31%	25%
Debt securities	60%	62%	56%
Monetary	3%	3%	16%
Real estate	3%	4%	3%

The Group’s assumptions of expected returns on assets are built up by asset class and by country based on long-term bond yields and risk premiums.

The discount rate retained corresponds to the rate of prime corporate bonds according to a benchmark per country of different market data on the closing date.

Assumptions used to determine benefits obligations	Pension benefits			Other benefits
As of December 31,	2010	2009	2008	2010	2009	2008

Discount rate (weighted average for all regions)	5.01%	5.41%	5.93%	5.00%	5.60%	6.00%
Of which Euro zone	4.58%	5.12%	5.72%	4.55%	5.18%	5.74%
Of which United States	5.49%	6.00%	6.23%	5.42%	5.99%	6.21%
Of which United Kingdom	5.50%	5.50%	6.00%	—	—	6.00%
Average expected rate of salary increase	4.55%	4.50%	4.56%	—	—	—
Expected rate of healthcare inflation
— Initial rate	—	—	—	4.82%	4.91%	4.88%
— Ultimate rate	—	—	—	3.75%	3.79%	3.64%

Assumptions used to determine the net periodic benefit cost (income)	Pension benefits			Other benefits
For the year ended December 31,	2010	2009	2008	2010	2009	2008
Discount rate (weighted average for all regions)	5.41%	5.93%	5.50%	5.60%	6.00%	5.50%
Of which Euro zone	5.12%	5.72%	5.15%	5.18%	5.74%	5.14%
Of which United States	6.00%	6.23%	6.00%	5.99%	6.21%	5.98%
Of which United Kingdom	5.50%	6.00%	5.75%	—	6.00%	5.75%
Average expected rate of salary increase	4.50%	4.56%	4.29%	—	—	—
Expected return on plan assets	6.39%	6.14%	6.60%	—	—	—
Expected rate of healthcare inflation
— Initial rate	—	—	—	4.91%	4.88%	5.16%
— Ultimate rate	—	—	—	3.79%	3.64%	3.64%

A 0.5% increase or decrease in discount rates – all other things being equal – would have the following approximate impact:

	0.5%	0.5%
(M€)	increase	decrease
Benefit obligation as of December 31, 2010	(520)	574
2011 net periodic benefit cost (income)	(19)	52

A 0.5% increase or decrease in expected return on plan assets rate – all other things being equal – would have an impact of €30 million on 2011 net periodic benefit cost (income).

The components of the net periodic benefit cost (income) in 2010, 2009 and 2008 are:

	Pension benefits
				Other benefits
For the year ended December 31, (M€)	2010	2009	2008	2010	2009	2008
Service cost	159	134	143	11	10	14
Interest cost	441	428	416	29	30	24
Expected return on plan assets	(396)	(343)	(402)	—	—	—
Amortization of prior service cost	74	13	34	(5)	(7)	(10)
Amortization of actuarial losses (gains)	66	50	22	(4)	(6)	(2)
Asset ceiling	(3)	4	1	—	—	—
Curtailments	(3)	(4)	(3)	(3)	(1)	—
Settlements	7	(1)	(2)	—	—	(3)
Special termination benefits	—	—	—	1	—	—

Net periodic benefit cost (income)	345	281	209	29	26	23

A positive or negative change of one-percentage-point in the healthcare inflation rate would have the following approximate impact:

	1% point	1% point
(M€)	increase	decrease
Benefit obligation as of December 31, 2010	63	(52)
2010 net periodic benefit cost (income)	5	(4)

19)	PROVISIONS AND OTHER NON-CURRENT LIABILITIES

As of December 31, (M€)	2010	2009	2008
Litigations and accrued penalty claims	485	423	546
Provisions for environmental contingencies	644	623	558
Asset retirement obligations	5,917	5,469	4,500
Other non-current provisions	1,116	1,331	1,804
Other non-current liabilities	936	1,535	450

Total	9,098	9,381	7,858

In 2010, litigation reserves mainly include a provision covering risks concerning antitrust investigations related to Arkema amounting to €17 million as of December 31, 2010. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2010, other non-current provisions mainly include:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €31 million as of December 31, 2010;
•	Provisions related to restructuring activities in the Downstream and Chemicals segments for €261 million as of December 31, 2010; and
•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €194 million as of December 31, 2010.

In 2010, other non-current liabilities mainly include debts (whose maturity is more than one year) related to fixed assets acquisitions.

In 2009, litigation reserves mainly include a provision covering risks concerning antitrust investigations related to Arkema amounting to €43 million as of December 31, 2009. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2009, other non-current provisions mainly include:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €40 million as of December 31, 2009;
•	Provisions related to restructuring activities in the Downstream and Chemicals segments for €130 million as of December 31, 2009; and
•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €295 million as of December 31, 2009.

In 2009, other non-current liabilities mainly include debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading is mainly composed of a €818 million debt related to Chesapeake acquisition (see Note 3 to the Consolidated Financial Statements).

In 2008, litigation reserves mainly included a provision covering risks concerning antitrust investigations related to Arkema amounting to €85 million as of December 31, 2008. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2008, other non-current provisions mainly included the contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €256 million as of December 31, 2008.

Changes in provisions and other non-current liabilities

Changes in provisions and other non-current liabilities are as follows :

				Currency
				translation		As of
(M€)	As of January 1,	Allowances	Reversals	adjustment	Other	December 31,
2010	9,381	1,052	(971)	497	(861)	9,098
2009	7,858	1,254	(1,413)	202	1,480	9,381
2008	6,843	1,424	(864)	(460)	915	7,858

Allowances

In 2010, allowances of the period (€1,052 million) mainly include:

•	Asset retirement obligations for €338 million (accretion);
•	Environmental contingencies for €88 million in the Downstream and Chemicals segments;
•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €79 million; and
•	Provisions related to restructuring of activities for €226 million.

In 2009, allowances of the period (€1,254 million) mainly included:

•	Asset retirement obligations for €283 million (accretion);
•	Environmental contingencies for €147 million in the Downstream and Chemicals segments;
•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €223 million; and
•	Provisions related to restructuring of activities for €121 million.

In 2008, allowances of the period (€1,424 million) mainly included:

•	Asset retirement obligations for €229 million (accretion);
•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €140 million;
•	Environmental contingencies for €89 million;
•	An allowance of €48 million for litigation reserves in connection with antitrust investigations, as described in Note 32 to the Consolidated Financial Statements “Other risks and contingent liabilities”; and
•	Provisions related to restructuring of activities for €27 million.

Reversals

In 2010, reversals of the period (€971 million) mainly relate to the following incurred expenses:

•	Provisions for asset retirement obligations for €214 million;
•	€26 million for litigation reserves in connection with antitrust investigations;
•	Environmental contingencies written back for €66 million;
•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €9 million;
•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €190 million; and
•	Provisions for restructuring and social plans written back for €60 million.

In 2009, reversals of the period (€1,413 million) were mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €191 million;
•	€52 million for litigation reserves in connection with antitrust investigations;
•	Environmental contingencies written back for €86 million;
•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €216 million;
•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €375 million; and
•	Provisions for restructuring and social plans written back for €28 million.

In 2008, reversals of the period (€864 million) were mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €280 million;
•	€163 million for litigation reserves in connection with antitrust investigations;
•	Environmental contingencies written back for €96 million;
•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €18 million; and
•	Provisions for restructuring and social plans written back for €10 million.

CHANGES IN THE ASSET RETIREMENT OBLIGATION

Changes in the asset retirement obligation are as follows:

			Revision		Spending on	Currency
	As of		in	New	existing	translation		As of
(M€)	January 1,	Accretion	estimates	obligations	obligations	adjustment	Other	December 31,
2010	5,469	338	79	175	(214)	316	(246)	5,917
2009	4,500	283	447	179	(191)	232	19	5,469
2008	4,206	229	563	188	(280)	(414)	8	4,500

20)	FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

A)	NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

As of December 31, 2010 (M€)
(Assets)/Liabilities	Secured	Unsecured	Total
Non-current financial debt	287	20,496	20,783
of which hedging instruments of non-current financial debt (liabilities)	—	178	178
Hedging instruments of non-current financial debt (assets)(a)	—	(1,870)	(1,870)

Non-current financial debt – net of hedging instruments	287	18,626	18,913

Bonds after fair value hedge	—	15,491	15,491
Fixed rate bonds and bonds after cash flow hedge	—	2,836	2,836
Bank and other, floating rate	47	189	236
Bank and other, fixed rate	65	110	175
Financial lease obligations	175	—	175

Non-current financial debt – net of hedging instruments	287	18,626	18,913

(a)	See the description of these hedging instruments in Notes 1 paragraph M (iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2009 (M€)
(Assets)/Liabilities	Secured	Unsecured	Total
Non-current financial debt	312	19,125	19,437
of which hedging instruments of non-current financial debt (liabilities)	—	241	241
Hedging instruments of non-current financial debt (assets)(a)	—	(1,025)	(1,025)

Non-current financial debt – net of hedging instruments	312	18,100	18,412

Bonds after fair value hedge	—	15,884	15,884
Fixed rate bonds and bonds after cash flow hedge	—	1,700	1,700
Bank and other, floating rate	60	379	439
Bank and other, fixed rate	50	79	129
Financial lease obligations	202	58	260

Non-current financial debt – net of hedging instruments	312	18,100	18,412

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2008 (M€)
(Assets)/Liabilities	Secured	Unsecured	Total
Non-current financial debt	895	15,296	16,191
of which hedging instruments of non-current financial debt (liabilities)	—	440	440
Hedging instruments of non-current financial debt (assets)(a)	—	(892)	(892)

Non-current financial debt – net of hedging instruments	895	14,404	15,299

Bonds after fair value hedge	—	13,380	13,380
Fixed rate bonds and bonds after cash flow hedge	—	287	287
Bank and other, floating rate	553	665	1,218
Bank and other, fixed rate	140	6	146
Financial lease obligations	202	66	268

Non-current financial debt – net of hedging instruments	895	14,404	15,299

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

Fair value of bonds, as of December 31, 2010, after taking into account currency and interest rates swaps, is detailed as follows:

		Fair value after hedging as of
	Year of	December 31,	December 31,	December 31,			Initial rate before hedging
Bonds after fair value hedge (M€)	issue	2010	2009	2008	Currency	Maturity	instruments

Parent company

Bond	1997	— —	—	124	FRF	2009	6.200%

Bond	1998	—	—	119	FRF	2009	5.125%

Bond	1998	125	116	121	FRF	2013	5.000%

Bond	2000	—	61	63	EUR	2010	5.650%

Current portion (less than one year)		—	(61)	(243)

Total parent company		125	116	184

Elf Aquitaine SA

Bond	1999	—	—	1 003	EUR	2009	4.500%

Current portion (less than one year)		—	—	(1 003)

Total Elf Aquitaine SA		—	—	—

TOTAL CAPITAL(a)

Bond	2002	15	14	14	USD	2012	5.890%

Bond	2003	—	—	52	AUD	2009	6.250%

Bond	2003	—	—	154	CHF	2009	2.385%

Bond	2003	—	160	166	CHF	2010	2.385%

Bond	2003	22	21	22	USD	2013	4.500%

Bond	2003-2004	—	—	395	USD	2009	3.500%

Bond	2004	—	—	57	AUD	2009	6.000%

Bond	2004	—	—	28	AUD	2009	6.000%

Bond	2004	—	53	55	CAD	2010	4.000%

Bond	2004	—	113	117	CHF	2010	2.385%

Bond	2004	—	438	454	EUR	2010	3.750%

Bond	2004	—	322	334	GBP	2010	4.875%

Bond	2004	—	128	132	GBP	2010	4.875%

Bond	2004	—	185	191	GBP	2010	4.875%

Bond	2004	57	53	55	AUD	2011	5.750%

Bond	2004	116	107	111	CAD	2011	4.875%

Bond	2004	235	203	216	USD	2011	4.125%

Bond	2004	75	69	72	USD	2011	4.125%

Bond	2004	125	116	120	CHF	2012	2.375%

Bond	2004	51	47	49	NZD	2014	6.750%

Bond	2005	—	—	36	USD	2009	3.500%

Bond	2005	57	53	55	AUD	2011	5.750%

Bond	2005	60	56	58	CAD	2011	4.000%

Bond	2005	120	112	116	CHF	2011	1.625%

Bond	2005	226	226	226	CHF	2011	1.625%

Bond	2005	139	144	144	USD	2011	4.125%

Bond	2005	63	63	63	AUD	2012	5.750%

Bond	2005	194	180	187	CHF	2012	2.135%

Bond	2005	65	65	65	CHF	2012	2.135%

Bond	2005	97	97	98	CHF	2012	2.375%

Bond	2005	391	363	376	EUR	2012	3.250%

Bond	2005	57	57	57	NZD	2012	6.500%

Bond	2006	—	75	75	GBP	2010	4.875%

Bond	2006	—	50	50	EUR	2010	3.750%

Bond	2006	—	50	50	EUR	2010	3.750%

Bond	2006	—	100	102	EUR	2010	3.750%

Bond	2006	42	42	42	EUR	2011	EURIBOR 3 months +0.040%

Bond	2006	300	300	300	EUR	2011	3.875%

Bond	2006	150	150	150	EUR	2011	3.875%

Bond	2006	300	300	300	EUR	2011	3.875%

Bond	2006	120	120	120	USD	2011	5.000%

Bond	2006	300	300	300	EUR	2011	3.875%

Bond	2006	472	472	473	USD	2011	5.000%

		Fair value after hedging as of
	Year of	December 31,	December 31,	December 31,			Initial rate before hedging
Bonds after fair value hedge (M€)	issue	2010	2009	2008	Currency	Maturity	instruments

Bond	2006	62	62	62	AUD	2012	5.625%

Bond	2006	72	72	72	CAD	2012	4.125%

Bond	2006	100	100	100	EUR	2012	3.250%

Bond	2006	74	74	74	GBP	2012	4.625%

Bond	2006	100	100	100	EUR	2012	3.250%

Bond	2006	125	125	125	CHF	2013	2.510%

Bond	2006	127	127	127	CHF	2014	2.635%

Bond	2006	130	130	130	CHF	2016	2.385%

Bond	2006	65	65	65	CHF	2016	2.385%

Bond	2006	64	64	64	CHF	2016	2.385%

Bond	2006	63	63	64	CHF	2016	2.385%

Bond	2006	129	129	129	CHF	2018	3.135%

Bond	2007	—	60	60	CHF	2010	2.385%

Bond	2007	—	74	74	GBP	2010	4.875%

Bond	2007	77	77	77	USD	2011	5.000%

Bond	2007	370	370	370	USD	2012	5.000%

Bond	2007	222	222	222	USD	2012	5.000%

Bond	2007	61	61	61	AUD	2012	6.500%

Bond	2007	72	72	72	CAD	2012	4.125%

Bond	2007	71	71	71	GBP	2012	4.625%

Bond	2007	300	300	300	EUR	2013	4.125%

Bond	2007	73	73	74	GBP	2013	5.500%

Bond	2007	306	306	306	GBP	2013	5.500%

Bond	2007	72	72	73	GBP	2013	5.500%

Bond	2007	248	248	248	CHF	2014	2.635%

Bond	2007	31	31	31	JPY	2014	1.505%

Bond	2007	61	61	61	CHF	2014	2.635%

Bond	2007	49	49	49	JPY	2014	1.723%

Bond	2007	121	121	121	CHF	2015	3.125%

Bond	2007	300	300	300	EUR	2017	4.700%

Bond	2007	76	76	76	CHF	2018	3.135%

Bond	2007	60	60	60	CHF	2018	3.135%

Bond	2008	—	63	63	GBP	2010	4.875%

Bond	2008	—	66	66	GBP	2010	4.875%

Bond	2008	92	92	92	AUD	2011	7.500%

Bond	2008	100	100	100	EUR	2011	3.875%

Bond	2008	150	150	151	EUR	2011	3.875%

Bond	2008	50	50	50	EUR	2011	3.875%

Bond	2008	50	50	50	EUR	2011	3.875%

Bond	2008	60	60	60	JPY	2011	EURIBOR 6 months + 0.018%

Bond	2008	102	102	102	USD	2011	3.750%

Bond	2008	62	62	62	CHF	2012	2.135%

Bond	2008	124	124	124	CHF	2012	3.635%

Bond	2008	46	46	46	CHF	2012	2.385%

Bond	2008	92	92	92	CHF	2012	2.385%

Bond	2008	64	64	64	CHF	2012	2.385%

Bond	2008	50	50	50	EUR	2012	3.250%

Bond	2008	63	63	63	GBP	2012	4.625%

Bond	2008	63	63	63	GBP	2012	4.625%

Bond	2008	63	63	64	GBP	2012	4.625%

Bond	2008	62	62	62	NOK	2012	6.000%

Bond	2008	69	69	69	USD	2012	5.000%

Bond	2008	60	60	60	AUD	2013	7.500%

Bond	2008	61	61	61	AUD	2013	7.500%

Bond	2008	127	127	128	CHF	2013	3.135%

Bond	2008	62	62	63	CHF	2013	3.135%

Bond	2008	200	200	200	EUR	2013	4.125%

Bond	2008	100	100	100	EUR	2013	4.125%

Bond	2008	1,000	1,000	1,002	EUR	2013	4.750%

Bond	2008	63	63	63	GBP	2013	5.500%

		Fair value after hedging as of
	Year of	December 31,	December 31,	December 31,			Initial rate before hedging
Bonds after fair value hedge (M€)	issue	2010	2009	2008	Currency	Maturity	instruments

Bond	2008	149	149	149	JPY	2013	EURIBOR 6 months + 0.008%

Bond	2008	191	191	194	USD	2013	4.000%

Bond	2008	61	61	61	CHF	2015	3.135%

Bond	2008	62	62	62	CHF	2015	3.135%

Bond	2008	61	61	62	CHF	2015	3.135%

Bond	2008	62	62	62	CHF	2018	3.135%

Bond	2009	56	56	—	AUD	2013	5.500%

Bond	2009	54	54	—	AUD	2013	5.500%

Bond	2009	236	236	—	CHF	2013	2.500%

Bond	2009	77	77	—	USD	2013	4.000%

Bond	2009	131	131	—	CHF	2014	2.625%

Bond	2009	997	998	—	EUR	2014	3.500%

Bond	2009	150	150	—	EUR	2014	3.500%

Bond	2009	40	40	—	HKD	2014	3.240%

Bond	2009	103	96	—	AUD	2015	6.000%

Bond	2009	550	550	—	EUR	2015	3.625%

Bond	2009	684	684	—	USD	2015	3.125%

Bond	2009	224	208	—	USD	2015	3.125%

Bond	2009	99	99	—	CHF	2016	2.385%

Bond	2009	115	115	—	GBP	2017	4.250%

Bond	2009	225	225	—	GBP	2017	4.250%

Bond	2009	448	448	—	EUR	2019	4.875%

Bond	2009	69	69	—	HKD	2019	4.180%

Bond	2009	374	347	—	USD	2021	4.250%

Bond	2010	102			AUD	2014	5.750%

Bond	2010	108			CAD	2014	2.500%

Bond	2010	53			NZD	2014	4.750%

Bond	2010	187			USD	2015	2.875%

Bond	2010	935			USD	2015	3.000%

Bond	2010	748			USD	2016	2.300%

Bond	2010	68			AUD	2015	6.000%

Bond	2010	69			AUD	2015	6.000%

Bond	2010	64			AUD	2015	6.000%

Bond	2010	476			EUR	2022	3.125%

Current portion (less than one year)		(3,450)	(1,937)	(722)

Total TOTAL CAPITAL		15,143	15,615	13,093

Other consolidated subsidiaries		223	153	103

Total bonds after fair value hedge		15,491	15,884	13,380
		Amount after hedging as of
	Year of	December 31,	December 31,	December 31,			Initial rate before hedging
Fixed rate bonds and bonds after cash flow hedge (M€)	issue	2010	2009	2008	Currency	Maturity	instruments

TOTAL CAPITAL(a)

Bond	2005	293	292	287	GBP	2012	4.625%

Bond	2009	691	602	—	EUR	2019	4.875%

Bond	2009	917	806	—	EUR	2024	5.125%

Bond	2010	935			USD	2020	4.450%

Total fixed rate bonds and bonds after cash flow hedge		2,836	1,700	287

(a)	TOTAL CAPITAL is a wholly-owned indirect subsidiary of TOTAL S.A. (with the exception of one share held by each member of its Board of Directors). It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.

Loan repayment schedule (excluding current portion)

		of which hedging
		instruments of	Hedging instruments
		non-current	of non-current	Non-current financial
As of December 31, 2010	Non-current	financial debt	financial debt	debt - net of hedging
(M€)	financial debt	(liabilities)	(assets)	instruments	%
2012	3,756	34	(401)	3,355	18%
2013	4,017	76	(473)	3,544	19%
2014	2,508	1	(290)	2,218	12%
2015	3,706	2	(302)	3,404	18%
2016 and beyond	6,796	65	(404)	6,392	33%

Total	20,783	178	(1,870)	18,913	100%

		of which hedging
		instruments of	Hedging instruments
		non-current	of non-current	Non-current financial
As of December 31, 2009	Non-current	financial debt	financial debt	debt - net of hedging
(M€)	financial debt	(liabilities)	(assets)	instruments	%
2011	3,857	42	(199)	3,658	20%
2012	3,468	48	(191)	3,277	18%
2013	3,781	95	(236)	3,545	19%
2014	2,199	6	(90)	2,109	11%
2015 and beyond	6,132	50	(309)	5,823	32%

Total	19,437	241	(1,025)	18,412	100%

		of which hedging
		instruments of	Hedging instruments
		non-current	of non-current	Non-current financial
As of December 31, 2008	Non-current	financial debt	financial debt	debt - net of hedging
(M€)	financial debt	(liabilities)	(assets)	instruments	%
2010	3,160	170	(168)	2,992	20%
2011	3,803	24	(145)	3,658	24%
2012	3,503	115	(179)	3,324	22%
2013	3,430	127	(198)	3,232	21%
2014 and beyond	2,295	4	(202)	2,093	13%

Total	16,191	440	(892)	15,299	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial debt.

As of December 31, (M€)	2010	%	2009	%	2008	%
U.S. Dollar	7,248	39%	3,962	21%	3,990	26%
Euro	11,417	60%	14,110	77%	10,685	70%
Other currencies	248	1%	340	2%	624	4%

Total	18,913	100%	18,412	100%	15,299	100%

As of December 31,
(M€)	2010	%	2009	%	2008	%
Fixed rate	3,177	17%	2,064	11%	633	4%
Floating rate	15,736	83%	16,348	89%	14,666	96%

Total	18,913	100%	18,412	100%	15,299	100%

B)	CURRENT FINANCIAL ASSETS AND LIABILITIES

Current borrowings consist mainly of commercial papers or treasury bills or draws on bank loans. These instruments bear interest at rates that are close to market rates.

As of December 31, (M€)
(Assets) / Liabilities	2010	2009	2008
Current financial debt(a)	5,867	4,761	5,586
Current portion of non-current financial debt	3,786	2,233	2,136

Current borrowings (note 28)	9,653	6,994	7,722

Current portion of hedging instruments of debt (liabilities)	12	97	12
Other current financial instruments (liabilities)	147	26	146

Other current financial liabilities (note 28)	159	123	158

Current deposits beyond three months	(869)	(55)	(1)
Current portion of hedging instruments of debt (assets)	(292)	(197)	(100)
Other current financial instruments (assets)	(44)	(59)	(86)

Current financial assets (note 28)	(1,205)	(311)	(187)

Current borrowings and related financial assets and liabilities, net	8,607	6,806	7,693

(a)	As of December 31, 2010, the current financial debt includes a commercial paper program in Total Capital Canada Ltd. Total Capital Canada Ltd. is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the activities of the Group in Canada. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.

C)	NET-DEBT-TO-EQUITY RATIO

For its internal and external communication needs, the Group calculates a debt ratio by dividing its net financial debt by equity. Shareholders’ equity as of December 31, 2010 is calculated after distribution of a dividend of €2.28 per share of which €1.14 per share was paid on November 17, 2010.

The net-debt-to-equity ratio is calculated as follows:

As of December 31, (M€)
(Assets)/Liabilities	2010	2009	2008
Current borrowings	9,653	6,994	7,722
Other current financial liabilities	159	123	158
Current financial assets	(1,205)	(311)	(187)
Non-current financial debt	20,783	19,437	16,191
Hedging instruments on non-current financial debt	(1,870)	(1,025)	(892)
Cash and cash equivalents	(14,489)	(11,662)	(12,321)

Net financial debt	13,031	13,556	10,671

Shareholders’ equity-Group share	60,414	52,552	48,992
Estimated dividend payable	(2,553)	(2,546)	(2,540)
Minority interest	857	987	958

Total shareholder’s equity	58,718	50,993	47,410

Net-debt-to-equity ratio	22.2%	26.6%	22.5%

21)	OTHER CREDITORS AND ACCRUED LIABILITIES

As of December 31, (M€)	2010	2009	2008
Accruals and deferred income	184	223	151
Payable to States (including taxes and duties)	7,235	6,024	6,256
Payroll	996	955	928
Other operating liabilities	3,574	4,706	4,297

Total	11,989	11,908	11,632

As of December 31, 2009, the heading “Other operating liabilities” mainly included €744 million related to Chesapeake acquisition (see Note 3 to the Consolidated Financial Statements).

22)	LEASE CONTRACTS

The Group leases real estate, retail stations, ships, and other equipments (see Note 11 to the Consolidated Financial Statements).

The future minimum lease payments on operating and finance leases to which the Group is committed are shown as follows:

	Operating	Finance
For the year ended December 31, 2010 (M€)	leases	leases
2011	582	39
2012	422	39
2013	335	39
2014	274	35
2015	230	35
2016 and beyond	1,105	54

Total minimum payments	2,948	241
Less financial expenses	—	(43)

Nominal value of contracts	—	198
Less current portion of finance lease contracts	—	(23)

Outstanding liability of finance lease contracts	—	175

	Operating	Finance
For the year ended December 31, 2009 (M€)	leases	leases
2010	523	42
2011	377	43
2012	299	42
2013	243	41
2014	203	39
2015 and beyond	894	128

Total minimum payments	2,539	335
Less financial expenses	—	(53)

Nominal value of contracts	—	282
Less current portion of finance lease contracts	—	(22)

Outstanding liability of finance lease contracts	—	260

	Operating	Finance
For the year ended December 31, 2008 (M€)	leases	leases
2009	429	47
2010	306	42
2011	243	42
2012	208	42
2013	166	40
2014 and beyond	675	148

Total minimum payments	2,027	361
Less financial expenses	—	(70)

Nominal value of contracts	—	291
Less current portion of finance lease contracts	—	(23)

Outstanding liability of finance lease contracts	—	268

Net rental expense incurred under operating leases for the year ended December 31, 2010 is €605 million (against €613 million in 2009 and €426 million in 2008).

23)	COMMITMENTS AND CONTINGENCIES

	Maturity and installments

As of December 31, 2010		Less than 1	Between 1	More than 5
(M€)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 20)	18,738	—	12,392	6,346
Current portion of non-current debt obligations net of hedging instruments (Note 20)	3,483	3,483	—	—
Finance lease obligations (Note 22)	198	23	129	46
Asset retirement obligations (Note 19)	5,917	177	872	4,868

Contractual obligations recorded in the balance sheet	28,336	3,683	13,393	11,260
Operating lease obligations (Note 22)	2,948	582	1,261	1,105
Purchase obligations	61,293	6,347	14,427	40,519

Contractual obligations not recorded in the balance sheet	64,241	6,929	15,688	41,624

Total of contractual obligations	92,577	10,612	29,081	52,884

Guarantees given for excise taxes	1,753	1,594	71	88
Guarantees given against borrowings	5,005	1,333	493	3,179
Indemnities related to sales of businesses	37	—	31	6
Guarantees of current liabilities	171	147	19	5
Guarantees to customers / suppliers	3,020	1,621	96	1,303
Letters of credit	1,250	1,247	—	3
Other operating commitments	2,057	467	220	1,370

Total of other commitments given	13,293	6,409	930	5,954

Mortgages and liens received	429	2	114	313
Other commitments received	6,387	3,878	679	1,830

Total of commitments received	6,816	3,880	793	2,143

	Maturity and installments

As of December 31, 2009		Less than 1	Between 1	More than 5
(M€)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 20)	18,152	—	12,443	5,709
Current portion of non-current debt obligations net of hedging instruments (Note 20)	2,111	2,111	—	—
Finance lease obligations (Note 22)	282	22	146	114
Asset retirement obligations (Note 19)	5,469	235	972	4,262

Contractual obligations recorded in the balance sheet	26,014	2,368	13,561	10,085
Operating lease obligations (Note 22)	2,539	523	1,122	894
Purchase obligations	49,808	4,542	9,919	35,347

Contractual obligations not recorded in the balance sheet	52,347	5,065	11,041	36,241

Total of contractual obligations	78,361	7,433	24,602	46,326

Guarantees given for excise taxes	1,765	1,617	69	79
Guarantees given against borrowings	2,882	1,383	709	790
Indemnities related to sales of businesses	36	—	1	35
Guarantees of current liabilities	203	160	38	5
Guarantees to customers / suppliers	2,770	1,917	70	783
Letters of credit	1,499	1,485	2	12
Other operating commitments	765	582	103	80

Total of other commitments given	9,920	7,144	992	1,784

Mortgages and liens received	330	5	106	219
Other commitments received	5,637	3,187	481	1,969

Total of commitments received	5,967	3,192	587	2,188

	Maturity and installments

As of December 31, 2008		Less than	Between 1	More than
(M€)	Total	1 year	and 5 years	5 years
Non-current debt obligations net of hedging instruments (Note 20)	15,031	—	13,064	1,967
Current portion of non-current debt obligations net of hedging instruments (Note 20)	2,025	2,025	—	—
Finance lease obligations (Note 22)	291	23	142	126
Asset retirement obligations (Note 19)	4,500	154	653	3,693

Contractual obligations recorded in the balance sheet	21,847	2,202	13,859	5,786
Operating lease obligations (Note 22)	2,027	429	923	675
Purchase obligations	60,226	4,420	13,127	42,679

Contractual obligations not recorded in the balance sheet	62,253	4,849	14,050	43,354

Total of contractual obligations	84,100	7,051	27,909	49,140

Guarantees given for excise taxes	1,720	1,590	58	72
Guarantees given against borrowings	2,870	1,119	519	1,232
Indemnities related to sales of businesses	39	3	1	35
Guarantees of current liabilities	315	119	164	32
Guarantees to customers / suppliers	2,866	68	148	2,650
Letters of credit	1,080	1,024	17	39
Other operating commitments	648	246	132	270

Total of other commitments given	9,538	4,169	1,039	4,330

Mortgages and liens received	321	72	110	139
Other commitments received	4,218	2,440	234	1,544

Total of commitments received	4,539	2,512	344	1,683

A.	CONTRACTUAL OBLIGATIONS

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds, and excludes non-current finance lease obligations of €175 million.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds, and excludes the current portion of finance lease obligations of €23 million.

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

Guarantees given against borrowings

The Group guarantees bank debt and finance lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2010, the maturities of these guarantees are up to 2023.

Guarantees given against borrowings include the guarantee given in 2008 by TOTAL S.A. in connection with the financing of the Yemen LNG project for an amount of €1,335 million. In turn, certain partners involved in this project have given commitments that could, in the case of Total S.A.’s guarantees being called for the maximum amount, reduce the Group’s exposure by up to €427 million, recorded under “Other commitments received”.

In 2010, TOTAL S.A. provided guarantees in connection with the financing of the Jubail project (operated by SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP)) of up to €2,385 million, proportional to TOTAL’s share in the project (37.5%). In addition, TOTAL S.A. provided in 2010 a guarantee in favor of its partner in the Jubail project (Saudi Arabian Oil Company) with respect to Total Refining Saudi Arabia SAS’s obligations under the shareholders agreement with respect to SATORP. As of December 31, 2010, this guarantee is of up to €1,271 million and has been recorded under “Other operating commitments”.

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

24)	RELATED PARTIES

The main transactions and balances with related parties (principally non-consolidated subsidiaries and equity affiliates) are detailed as follows:

Balance sheet
As of December 31, (M€)	2010	2009	2008

Receivables
Debtors and other debtors	432	293	244
Loans (excl. loans to equity affiliates)	315	438	354
Payables
Creditors and other creditors	497	386	136
Debts	28	42	50

Statement of income
For the year ended December 31,
(M€)	2010	2009	2008
Sales	3,194	2,183	3,082
Purchases	5,576	2,958	4,061
Financial expense	69	1	—
Financial income	74	68	114

Compensation for the administration and management bodies

The aggregate amount paid directly or indirectly by the French and foreign affiliates of the Company as compensation to the executive officers of TOTAL (the members of the Management Committee and the Treasurer) and to the members of the Board of Directors who are employees of the Group, is detailed as follows:

For the year ended December 31,
(M€)	2010	2009	2008
Number of people	26	27	30

Direct or indirect compensation	20.8	19.4	20.4
Pension expenses(a)	12.2	10.6	11.9
Other long-term benefits	—	—	—
Termination benefits	—	—	—
Share-based payments expense (IFRS 2)(b)	10.0	11.2	16.6

(a)	The benefits provided for executive officers and certain members of the Board of Directors, employees and former employees of the Group, include severance to be paid on retirement, supplementary pension schemes and insurance plans, which represent €113.8 million provisioned as of December 31, 2010 (against €96.6 million as of December 31, 2009 and €98.0 million as of December 31, 2008).

(b)	Share-based payments expense computed for the executive officers and the members of the Board of Directors who are employees of the Group as described in Note 25 paragraph E to the Consolidated Financial Statements and based on the principles of IFRS 2 “Share-based payments” described in Note 1 paragraph E to the Consolidated Financial Statements.

The compensation allocated to members of the Board of Directors for directors’ fees totaled €0.96 million in 2010 (€0.97 million in 2009 and €0.83 million in 2008).

25)	SHARE-BASED PAYMENTS

A. TOTAL SHARE SUBSCRIPTION OPTION PLANS

										Weighted
										average
	2003	2004	2005	2006	2007	2008	2009	2010		exercise
	Plan	Plan	Plan	Plan	Plan	Plan	Plan	Plan	Total	price

Date of the shareholders’ meeting	05/17/2001	05/14/2004	05/14/2004	05/14/2004	05/11/2007	05/11/2007	05/11/2007	05/21/2010

Grant Date(a)	07/16/2003	07/20/2004	07/19/2005	07/18/2006	07/17/2007	10/09/2008	09/15/2009	09/14/2010

Exercise price until May 23, 2006 included(b)	33.30	39.85	49.73	—	—	—	—	—

Exercise price since May 24, 2006(b)	32.84	39.30	49.04	50.60	60.10	42.90	39.90	38.20

Expiry date	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018

Number of options(c)

Outstanding as of January 1, 2008	8,368,378	13,197,236	6,243,438	5,711,060	5,920,105				39,440,217	44.23

Awarded	—	—	—	—	—	4,449,810			4,449,810	42.90

Canceled	(25,184)	(118,140)	(34,032)	(53,304)	(34,660)	(6,000)			(271,320)	44.88

Exercised	(841,846)	(311,919)	(17,702)	(6,700)	—	—			(1,178,167)	34.89

Outstanding as of January 1, 2009	7,501,348	12,767,177	6,191,704	5,651,056	5,885,445	4,443,810			42,440,540	44.35

Awarded	—	—	—	—	—	—	4,387,620		4,387,620	39.90

Canceled	(8,020)	(18,387)	(6,264)	(5,370)	(13,780)	(2,180)	(10,610)		(64,611)	45.04

Exercised	(681,699)	(253,081)	—	—	—	—	—		(934,780)	34.59

Outstanding as of January 1, 2010	6,811,629	12,495,709	6,185,440	5,645,686	5,871,665	4,441,630	4,377,010		45,828,769	44.12

Awarded	—	—	—	—	—	—	—	4,788,420	4,788,420	38.20

Canceled(d)	(1,420)	(15,660)	(6,584)	(4,800)	(5,220)	(92,472)	(4,040)	(1,120)	(131,316)	43.50

Exercised	(1,075,765)	(141,202)	—	—	—	—	(1,080)	—	(1,218,047)	33.60

Outstanding as of December 31, 2010	5,734,444	12,338,847	6,178,856	5,640,886	5,866,445	4,349,158	4,371,890	4,787,300	49,267,826	43.80

(a)	The grant date is the date of the Board meeting awarding the share subscription options, except for the grant of October 9, 2008, decided by the Board on September 9, 2008.
(b)	Exercise price in euro. The exercise prices of TOTAL subscription shares of the plans in force at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL subscription shares of these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006.
(c)	The number of options awarded, outstanding, canceled or exercised before May 23, 2006 included, was multiplied by four to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(d)	Out of 92,472 options awarded under the 2008 Plan that were canceled, 88,532 options were canceled due to the performance condition. The acquisition rate applicable to the subscription options that were subject to the performance condition of the 2008 Plan was 60%.

Options are exercisable, subject to a continued employment condition, after a 2-year period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during four years from the date of grant. For the 2007, 2008, 2009 and 2010 Plans, the four-year transfer restriction period does not apply to employees of non-French subsidiaries as of the date of the grant, who may transfer the underlying shares after a two-year period from the date of the grant.

The continued employment condition states that the termination of the employment contract will result in the employee losing the right to exercise the options.

For the 2010 Plan, the Board of Directors decided that:

•	For each grantee of up to 3,000 options, other than the Chairman and Chief Executive Officer, the options will be finally granted to their beneficiary.
•	For each grantee of more than 3,000 options and less or equal to 50,000 options (other than the Chairman and Chief Executive Officer):

•	The first 3,000 options and two-thirds above the first 3,000 options will be finally granted to their beneficiary;
•	The outstanding options, that is one-third of the options above the first 3,000 options, will be finally granted provided that the performance condition described below is fulfilled.

•	For each grantee of more than 50,000 options, other than the Chairman and Chief Executive Officer:

•	The first 3,000 options, two-thirds of the options above the first 3,000 options and below the first 50,000 options, and one-third of the options above the first 50,000 options, will be finally granted to their beneficiary;
•	The outstanding options, that is one-third of the options above the first 3,000 options and below the first 50,000 options and two-thirds of the options above the first 50,000 options, will be finally granted provided that the performance condition is fulfilled.

The performance condition states that the number of options finally granted is based on the average of the Return On Equity (ROE) of the Group. The average ROE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and
•	is equal to 100% if the average ROE is more than or equal to 18%.

In addition, as part of the 2010 plan, the Board of Directors decided that the number of share subscription options finally awarded to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.
•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average of the Return On Average Capital Employed (ROACE) of the Group. The average ROACE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

For the 2009 Plan, the Board of Directors decided that for each beneficiary, other than the Chief Executive Officer, of more than 25,000 options, one third of the options granted in excess of this number will be finally granted subject to a performance condition. This condition states that the final number of options finally granted is based on the average ROE of the Group as published by TOTAL. The average ROE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and
•	is equal to 100% if the average ROE is more than or equal to 18%.

In addition, the Board of Directors decided that, for the Chief Executive Officer, the number of share subscription options finally granted will be subject to two performance conditions:

•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group as published by TOTAL. The average ROE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.
•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROACE of the Group as published by TOTAL. The average ROACE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

For the 2008 Plan, the Board of Directors decided that for each beneficiary of more than 25,000 options, one third of the options in excess of this number will be finally granted subject to a performance condition. This condition states that the number of subscription options finally granted is based on the ROE of the Group. The ROE is calculated based on the consolidated accounts published by TOTAL for the fiscal year preceding the final grant. The acquisition rate:

•	is equal to zero if the ROE is less than or equal to 10%;
•	varies on a straight-line basis between 0% and 80% if the ROE is more than 10% and less than 18%;
•	varies on a straight-line basis between 80% and 100% if the ROE is more than or equal to 18% and less than 30%; and
•	is equal to 100% if the ROE is more than or equal to 30%.

Due to the application of the performance condition, the acquisition rate was 60% for the 2008 plan.

As a consequence, 88,532 options were canceled.

B.	TOTAL SHARE PURCHASE OPTION PLANS

					Weighted
					average
	2000 Plan(a)	2001 Plan(b)	2002 Plan(c)	Total	exercise price
Date of the shareholders’ meeting	05/21/1997	05/17/2001	05/17/2001
Grant date(d)	07/11/2000	07/10/2001	07/09/2002
Exercise price until May 23, 2006 included(e)	40.68	42.05	39.58
Exercise price since May 24, 2006(e)	40.11	41.47	39.03
Expiry date	07/11/2008	07/10/2009	07/09/2010

Number of options(f)
Outstanding as of January 1, 2008	3,142,188	5,150,258	7,063,183	15,355,629	40.07
Awarded	—	—	—	—	—
Canceled	(480,475)	(3,652)	(13,392)	(497,519)	40.09
Exercised	(2,661,713)	(455,180)	(598,934)	(3,715,827)	40.10
Outstanding as of January 1, 2009	—	4,691,426	6,450,857	11,142,283	40.06
Awarded		—	—	—	—
Canceled		(4,650,446)	(7,920)	(4,658,366)	41.47
Exercised		(40,980)	(507,676)	(548,656)	39.21
Outstanding as of January 1, 2010		—	5,935,261	5,935,261	39.03
Awarded			—	—	—
Canceled(g)			(4,671,989)	(4,671,989)	39.03
Exercised			(1,263,272)	(1,263,272)	39.03
Outstanding as of December 31, 2010			—	—	—

(a)	Options were exercisable, subject to a continued employment condition, after a 4-year vesting period from the date of the Board meeting awarding the options and expired eight years after this date. The underlying shares may not be transferred during the 5-year period from the date of the grant. This plan expired on July 11, 2008.
(b)	Options were exercisable, subject to a continued employment condition, after a 3.5-year vesting period from the date of the Board meeting awarding the options and expired eight years after this date. The underlying shares may not be transferred during the 4-year period from the date of the grant. This plan expired on July 10, 2009.
(c)	Options were exercisable, subject to a continued employment condition, after a 2-year vesting period from the date of the Board meeting awarding the options and expired eight years after this date. The underlying shares may not be transferred during the 4-year period from the date of the grant. This plan expired on July 9, 2010.
(d)	The grant date is the date of the Board meeting awarding the options.
(e)	Exercise price in euro. The exercise prices of TOTAL share purchase options of the plans at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL share purchase options of these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006.
(f)	The number of options awarded, outstanding, canceled or exercised before May 23, 2006 included, was multiplied by four to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(g)	Out of the 4,671,989 options canceled in 2010, 4,671,145 options that were not exercised expired due to the expiry of the 2002 purchase option Plan on July 9, 2010.

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

This exchange guarantee expired on September 12, 2009, due to the expiry of the Elf Aquitaine share subscription option plan No. 2 of 1999. Subsequently, no Elf Aquitaine shares are covered by the exchange guarantee.

D. TOTAL RESTRICTED SHARE GRANTS

	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan	Total
Date of the shareholders’ meeting	05/17/2005	05/17/2005	05/17/2005	05/16/2008	05/16/2008	05/16/2008
Grant date(a)	07/19/2005	07/18/2006	07/17/2007	10/09/2008	09/15/2009	09/14/2010

Final grant date (end of the vesting period)	07/20/2007	07/19/2008	07/18/2009	10/10/2010	09/16/2011	09/15/2012
Transfer possible from	07/20/2009	07/19/2010	07/18/2011	10/10/2012	09/16/2013	09/15/2014

Number of restricted shares
Outstanding as of January 1, 2008	—	2,263,956	2,363,057				4,627,013
Awarded	—	—	—	2,791,968			2,791,968
Canceled	2,840	(43,822)	(29,504)	(19,220)			(89,706)
Finally granted(b)(c)	(2,840)	(2,220,134)	(336)	—			(2,223,310)
Outstanding as of January 1, 2009	—	—	2,333,217	2,772,748			5,105,965
Awarded	—	—	—	—	2,972,018		2,972,018
Canceled	1,928	2,922	(12,418)	(9,672)	(5,982)		(23,222)
Finally granted(b)(c)	(1,928)	(2,922)	(2,320,799)	(600)	—		(2,326,249)
Outstanding as of January 1, 2010	—	—	—	2,762,476	2,966,036		5,728,512
Awarded	—	—	—	—	—	3,010,011	3,010,011
Canceled(d)	1,024	3,034	552	(1,113,462)	(9,796)	(8,738)	(1,127,386)
Finally granted(b)(c)	(1,024)	(3,034)	(552)	(1,649,014)	(1,904)	(636)	(1,656,164)
Outstanding as of December 31, 2010	—	—	—	—	2,954,336	3,000,637	5,954,973

(a)	The grant date is the date of the Board of Directors meeting that awarded the shares, except for the shares awarded by the Board of Directors at their meeting of September 9, 2008, and granted on October 9, 2008.
(b)	Restricted shares finally granted following the death of their beneficiaries (2007 Plan for fiscal year 2008, 2008 Plan for fiscal year 2009, 2009 Plan for fiscal year 2010).
(c)	Including restricted shares finally granted for which the entitlement right had been canceled erroneously.
(d)	Out of the 1,113,462 canceled rights to the grant share under the 2008 Plan, 1,094,914 entitlement rights were canceled due to the performance condition. The acquisition rate for the 2008 Plan was 60%.

The restricted shares, which are bought back by the Company on the market, are finally granted to their beneficiaries after a 2-year vesting period from the date of the grant. The final grant is subject to a continued employment condition and a performance condition. Moreover, the transfer of the restricted shares finally granted will not be permitted until the end of a 2-year mandatory holding period from the date of the final grant.

The continued employment condition states that the termination of the employment contract during the vesting period will also terminate the grantee’s right to a restricted share grant.

For the 2010 Plan, the Board of Directors decided that, for each beneficiary of more than 100 shares, half of the shares in excess of this number will be finally granted subject to a performance condition. This condition is based on the average ROE calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and
•	is equal to 100% if the average ROE is greater than or equal to 18%.

For the 2009 Plan, the Board of Directors decided that, for each beneficiary of more than 100 shares, half of the shares in excess of this number will be finally granted subject to a performance condition. This condition states that the number of shares finally granted is based on the average ROE as published by the Group and calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and
•	is equal to 100% if the average ROE is greater than or equal to 18%.

For the 2008 Plan, the Board of Directors decided that, for each beneficiary, the shares will be finally granted subject to a performance condition. This performance condition states that the number of restricted shares finally granted is based on the ROE of the Group. The ROE is calculated based on the consolidated accounts published by TOTAL for the fiscal year preceding the final grant. This acquisition rate:

•	is equal to zero if the ROE is less than or equal to 10%;
•	varies on a straight-line basis between 0% and 80% if the ROE is greater than 10% and less than 18%;
•	varies on a straight-line basis between 80% and 100% if the ROE is greater than or equal to 18% and less than 30%; and
•	is equal to 100% if the ROE is greater than or equal to 30%.

Due to the application of the performance condition, the acquisition rate was 60% for the 2008 Plan.

As a consequence, entitlement rights to 1,094,914 shares were canceled.

E.	GLOBAL FREE TOTAL SHARE PLAN

The Board of Directors approved at its meeting on May 21, 2010 the implementation and conditions of a global free share plan intended for the Group employees, that is more than 100,000 employees in 124 countries. On June 30, 2010, entitlement rights to 25 free shares were granted to every employee. The final grant is subject to a continued employment condition during the plan’s vesting period. The shares are not subject to any performance condition. 1,508,850 shares were awarded to employees from countries with a 2+2 scheme (2-year vesting period followed by 2-year of mandatory holding period) and 1,070,650 shares were awarded to employees in countries with a 4+0 scheme (4-year vesting period and no mandatory holding period), representing a total of 2,579,500 shares. Following the vesting period, the shares awarded will be new shares.

	2010 Plan	2010 Plan
	(2+2)	(4+0)	Total
Date of the shareholders’ meeting	05/16/2008	05/16/2008
Grant date(a)	06/30/2010	06/30/2010
Final grant date (end of the vesting period)	07/01/2012	07/01/2014
Transfer possible from	07/01/2014	07/01/2014

Number of free shares
Outstanding as of January 1, 2008
Awarded
Canceled
Finally granted
Outstanding as of January 1, 2009
Awarded
Canceled
Finally granted
Outstanding as of January 1, 2010
Awarded	1,508,850	1,070,650	2,579,500
Canceled	(125)	(75)	(200)
Finally granted(b)	(75)	—	(75)
Outstanding as of December 31, 2010	1,508,650	1,070,575	2,579,225

(a)	The June 30, 2010, grant was decided by the Board of Directors on May 21, 2010.
(b)	Final grant following the death or disability of the beneficiary of the shares.

F.	SHARE-BASED PAYMENT EXPENSE

Share-based payment expense before tax for the year 2010 amounts to €140 million and can be broken down as follows:

•	€31 million for TOTAL share subscription plans; and
•	€109 million for TOTAL restricted shares plans.

Share-based payment expense before tax for the year 2009 amounts to €106 million and can be broken down as follows:

•	€38 million for TOTAL share subscription plans; and
•	€68 million for TOTAL restricted shares plans.

Share-based payment expense before tax for the year 2008 amounted to €154 million and can be broken down as follows:

•	€61 million for TOTAL share subscription plans;
•	€105 million for TOTAL restricted shares plans; and
•	€(12) million for the adjustment to the expense booked in 2007 related to TOTAL capital increase reserved for employees (see Note 17 to the Consolidated Financial Statements).

The fair value of the options granted in 2010, 2009 and 2008 has been measured according to the Black-Scholes method and based on the following assumptions:

For the year ended December 31,	2010	2009	2008
Risk free interest rate (%)(a)	2.1	2.9	4.3
Expected dividends (%)(b)	5.9	4.8	8.4
Expected volatility (%)(c)	25.0	31.0	32.7
Vesting period (years)	2	2	2
Exercise period (years)	8	8	8
Fair value of the granted options (€ per option)	5.8	8.4	5.0

(a)	Zero coupon Euro swap rate at 6 years.

(b)	The expected dividends are based on the price of TOTAL share derivatives traded on the markets.
(c)	The expected volatility is based on the implied volatility of TOTAL share options and of share indices options traded on the markets.

At the shareholders’ meeting held on May 21, 2010, the shareholders delegated to the Board of Directors the authority to increase the share capital of the Company in one or more transactions and within a maximum period of 26 months from the date of the meeting, by an amount not exceeding 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made reserving subscriptions for such issuance to the Group employees participating in a company savings plan. It is being specified that the amount of any such capital increase reserved for Group employees was counted against the aggregate maximum nominal amount of share capital increases authorized by the shareholders’ meeting held on May 21, 2010 for issuing new ordinary shares or other securities granting immediate or future access to the Company’s share capital with preferential subscription rights (€2.5 billion in nominal value).

Pursuant to this delegation of authorization, the Board of Directors, during its October 28, 2010 meeting, implemented a capital increase reserved for employees within the limit of 12 million shares, with dividend rights as of the January 1, 2010 and delegated all power to the Chairman and CEO to determine the opening and closing of subscription period and the subscription price.

26)	PAYROLL AND STAFF

For the year ended December 31, (M€)	2010	2009	2008
Personnel expenses
Wages and salaries (including social charges)	6,246	6,177	6,014
Group employees
France
• Management	10,852	10,906	10,688
• Other	24,317	25,501	26,413
International
• Management	15,146	15,243	14,709
• Other	42,540	44,737	45,149

Total	92,855	96,387	96,959

The number of employees includes only employees of fully consolidated subsidiaries.

The decrease in the number of employees between December 31, 2009 and December 31, 2010 is mainly explained by the sale of the consumer specialty chemicals business Mapa Spontex (see Note 3 to the Consolidated Financial Statements).

27)	STATEMENT OF CASH FLOWS

A)	Cash flow from operating activities

The following table gives additional information on cash paid or received in the cash flow from operating activities:

For the year ended December 31, (M€)	2010	2009	2008
Interests paid	(470)	(678)	(958)
Interests received	132	148	505
Income tax paid	(6,990)	(6,202)	(10,631)
Dividends received	1,722	1,456	1,590

Changes in working capital are detailed as follows:

For the year ended December 31, (M€)	2010	2009	2008
Inventories	(1,896)	(4,217)	4,020
Accounts receivable	(2,712)	(344)	3,222
Other current assets	911	1,505	(982)
Accounts payable	2,482	571	(3,056)
Other creditors and accrued liabilities	719	(831)	(633)

Net amount	(496)	(3,316)	2,571

B)	Cash flow used in financing activities

Changes in non-current financial debt are detailed in the following table under a net value due to the high number of multiple drawings:

For the year ended December 31, (M€)	2010	2009	2008
Issuance of non-current debt	3,995	6,309	5,513
Repayment of non-current debt	(206)	(787)	(2,504)

Net amount	3,789	5,522	3,009

C)	Cash and cash equivalents

Cash and cash equivalents are detailed as follows:

For the year ended December 31, (M€)	2010	2009	2008
Cash	4,679	2,448	1,836
Cash equivalents	9,810	9,214	10,485

Total	14,489	11,662	12,321

Cash equivalents are mainly composed of deposits less than three months deposited in government institutions or deposit banks selected in accordance with strict criteria.

28)	FINANCIAL ASSETS AND LIABILITIES ANALYSIS PER INSTRUMENTS CLASS AND STRATEGY

The financial assets and liabilities disclosed on the face of the balance sheet are detailed as follows:

								Other financial		Fair
	Financial instruments related to financing and trading activities							instruments	Total	value

As of December 31, 2010	Amortized	Fair
(M€)	cost	value
Assets /		Available	Held for		Hedging of	Cash	Net investment
(Liabilities)		for sale(a)	trading	Financial debt(b)	financial debt	flow hedge	hedge and other
Equity affiliates:
loans	2,383								2,383	2,383
Other investments		4,590							4,590	4,590
Hedging instruments of non-current financial debt					1,814	56			1,870	1,870
Other non-current assets	1,596								1,596	1,596
Accounts receivable, net								18,159	18,159	18,159
Other operating receivables			499					3,908	4,407	4,407
Current financial assets	869		38		292		6		1,205	1,205
Cash and cash equivalents								14,489	14,489	14,489

Total financial assets	4,848	4,590	537	—	2,106	56	6	36,556	48,699	48,699

Total non-financial assets									95,019

Total assets									143,718

Non-current financial	(3,186)			(17,419)	(178)				(20,783)	(21,172)
debt
Accounts payable								(18,450)	(18,450)	(18,450)
Other operating			(559)					(3,015)	(3,574)	(3,574)
liabilities
Current borrowings	(5,916)			(3,737)					(9,653)	(9,653)
Other current financial liabilities			(147)		(12)		—		(159)	(159)

Total financial liabilities	(9,102)		(706)	(21,156)	(190)	—	—	(21,465)	(52,619)	(53,008)

Total non-financial liabilities									(91,099)

Total liabilities									(143,718)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

								Other financial		Fair
	Financial instruments related to financing and trading activities							instruments	Total	value

As of December 31, 2009	Amortized	Fair
(M€)	cost	value
Assets /		Available	Held for		Hedging of	Cash	Net investment
(Liabilities)		for sale(a)	trading	Financial debt(b)	financial debt	flow hedge	hedge and other
Equity affiliates:
loans	2,367								2,367	2,367
Other investments		1,162							1,162	1,162
Hedging instruments of non-current financial debt					889	136			1,025	1,025
Other non-current assets	1,284								1,284	1,284
Accounts receivable, net								15,719	15,719	15,719
Other operating receivables			1,029					4,116	5,145	5,145
Current financial assets	55		53		197		6		311	311
Cash and cash equivalents								11,662	11,662	11,662

Total financial assets	3,706	1,162	1,082	—	1,086	136	6	31,497	38,675	38,675

Total non-financial assets									89,078

Total assets									127,753

Non-current financial debt	(2,089)			(17,107)	(241)				(19,437)	(19,905)
Accounts payable								(15,383)	(15,383)	(15,383)
Other operating liabilities			(923)					(3,783)	(4,706)	(4,706)
Current borrowings	(4,849)			(2,145)					(6,994)	(6,994)
Other current financial liabilities			(25)		(97)		(1)		(123)	(123)

Total financial liabilities	(6,938)		(948)	(19,252)	(338)	—	(1)	(19,166)	(46,643)	(47,111)

Total non-financial liabilities									(81,110)

Total liabilities									(127,753)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

								Other financial		Fair
	Financial instruments related to financing and trading activities							instruments	Total	value

As of December 31, 2008	Amortized	Fair
(M€)	cost	value
Assets /		Available	Held for		Hedging of		Net investment
(Liabilities)		for sale(a)	trading	Financial debt(b)	financial debt	Cash flow hedge	hedge and other
Equity affiliates:
loans	2,005								2,005	2,005
Other investments		1,165							1,165	1,165
Hedging instruments of non-current financial debt					892				892	892
Other non-current assets	1,403								1,403	1,403
Accounts receivable, net			—					15,287	15,287	15,287
Other operating receivables			1,664					4,544	6,208	6,208
Current financial assets	1		86		100		—		187	187
Cash and cash								12,321	12,321	12,321
equivalents

Total financial assets	3,409	1,165	1,750	—	992	—	—	32,152	39,468	39,468

Total non-financial assets									78,842

Total assets									118,310

Non-current financial debt	(701)			(15,050)	(440)				(16,191)	(16,191)
Accounts payable			—					(14,815)	(14,815)	(14,815)
Other operating liabilities			(1,033)					(3,264)	(4,297)	(4,297)
Current borrowings	(5,721)			(2,001)					(7,722)	(7,722)
Other current financial liabilities			(146)		(12)				(158)	(158)

Total financial liabilities	(6,422)		(1,179)	(17,051)	(452)	—	—	(18,079)	(43,183)	(43,183)

Total non-financial liabilities									(75,127)

Total liabilities									(118,310)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).

(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

29)	FAIR VALUE OF FINANCIAL INSTRUMENTS (EXCLUDING COMMODITY CONTRACTS)

A)	IMPACT ON THE STATEMENT OF INCOME PER NATURE OF FINANCIAL INSTRUMENTS

Operating assets and liabilities

The impact on the statement of income is detailed as follows:

For the year ended December 31,
(M€)	2010	2009	2008
Assets available for sale (investments):
— Dividend income on non-consolidated subsidiaries	255	210	238
— Gains (losses) on disposal of assets	60	6	15
— Other	(17)	(18)	(15)
Loans and receivables	90	41	100

Impact on net operating income	388	239	338

The impact in the statement of income mainly includes:

•	Dividends and gains or losses on disposal of other investments classified as “Other investments”;
•	Financial gains and depreciation on loans related to equity affiliates, non-consolidated companies and on receivables reported in “Loans and receivables”.

Assets and liabilities from financing activities

The impact on the statement of income of financing assets and liabilities is detailed as follows:

For the year ended December 31,
(M€)	2010	2009	2008
Loans and receivables	133	158	547
Financing liabilities and associated hedging instruments	(469)	(563)	(996)
Fair value hedge (ineffective portion)	4	33	(4)
Assets and liabilities held for trading	(2)	(26)	(74)

Impact on the cost of net debt	(334)	(398)	(527)

The impact on the statement of income mainly includes:

•	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;
•	Financial expense of long term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short term financing classified as “Financing liabilities and associated hedging instruments”;
•	Ineffective portion of bond hedging; and
•	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

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

Fair value hedge

The impact on the statement of income of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31,
(M€)	2010	2009	2008
Revaluation at market value of
bonds	(1,164)	(183)	(66)
Swap hedging of bonds	1,168	216	62

Ineffective portion of the fair value hedge	4	33	(4)

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

Net investment hedge

These instruments are recorded directly in shareholders’ equity under “Currency translation adjustments”. The variations of the period are detailed in the table below:

For the year ended December 31, (M€)	As of January 1,	Variations	Disposals	As of December 31,
2010	25	(268)	—	(243)
2009	124	(99)	—	25
2008	29	95	—	124

As of December 31, 2010, the fair value of the open instruments amounts to €6 million compared to €5 million in 2009 and zero in 2008.

Cash flow hedge

The impact on the statement of income and on equity of the bond hedging instruments qualified as cash flow hedges is detailed as follows:

For The year ended December 31, (M€)	2010	2009	2008
Profit (Loss) recorded in equity during the period	(80)	128	—
Recycled amount from equity to the income statement during the period	(115)	221	—

As of December 31, 2010 and 2009, the ineffective portion of these financial instruments is equal to zero.

C)	MATURITY OF DERIVATIVE INSTRUMENTS

The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

As of December 31, 2010 (M€)		Notional value(a)
								2016
	Fair							and
ASSETS/(LIABILITIES)	value	Total	2011	2012	2013	2014	2015	after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(178)	2,244
Swaps hedging fixed-rates bonds (assets)	1,814	13,939

Total swaps hedging fixed-rates bonds (assets and liabilities)	1,636	16,183		2,967	3,461	2,421	3,328	4,006
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(12)	592
Swaps hedging fixed-rates bonds (current portion) (assets)	292	2,815

Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	280	3,407	3,407
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)	—	—
Swaps hedging fixed-rates bonds (assets)	56	1,957

Total swaps hedging fixed-rates bonds (assets and liabilities)	56	1,957		295				1,662
Swaps hedging fixed-rates bonds (current portion) (liabilities)
Swaps hedging fixed-rates bonds (current portion) (assets)

Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	—	—	—
Net investment hedge
Currency swaps and forward exchange contracts (assets)	6	381
Currency swaps and forward exchange contracts (liabilities)	—	—

Total swaps hedging net investments	6	381	381
Held for trading
Other interest rate swaps (assets)	1	6,463
Other interest rate swaps (liabilities)	(3)	11,395

Total other interest rate swaps (assets and liabilities)	(2)	17,858	17,667	189	—	—	2	—
Currency swaps and forward exchange contracts (assets)	37	1,532
Currency swaps and forward exchange contracts (liabilities)	(144)	6,757

Total currency swaps and forward exchange contracts (assets and liabilities)	(107)	8,289	8,102	—	25	49	31	82

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2009 (M€)		Notional value(a)
								2015
	Fair							and
ASSETS/(LIABILITIES)	value	Total	2010	2011	2012	2013	2014	after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(241)	4,615
Swaps hedging fixed-rates bonds (assets)	889	11,076

Total swaps hedging fixed-rates bonds (assets and liabilities)	648	15,691	—	3,345	2,914	3,450	1,884	4,098
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(97)	912
Swaps hedging fixed-rates bonds (current portion) (assets)	197	1,084

Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	100	1,996	1,996
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities) Swaps hedging fixed-rates bonds (assets)	136	1,837			295			1,542

Total swaps hedging fixed-rates bonds (assets and liabilities)	136	1,837			295			1,542
Swaps hedging fixed-rates bonds (current portion) (liabilities) Swaps hedging fixed-rates bonds (current portion) (assets)

Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)
Net investment hedge
Currency swaps and forward exchange contracts (assets)	6	701
Currency swaps and forward exchange contracts (liabilities)	(1)	224

Total swaps hedging net investments	5	925	925
Held for trading
Other interest rate swaps (assets)		1,459
Other interest rate swaps (liabilities)	(1)	10,865

Total other interest rate swaps (assets and liabilities)	(1)	12,324	12,208	114				2
Currency swaps and forward exchange contracts (assets)	53	4,017
Currency swaps and forward exchange contracts (liabilities)	(24)	3,456

Total currency swaps and forward exchange contracts (assets and liabilities)	29	7,473	7,224		52	50	47	100

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2008 (M€)		Notional value(a)
								2014
	Fair							and
ASSETS/(LIABILITIES)	value	Total	2009	2010	2011	2012	2013	after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(440)	9,309
Swaps hedging fixed-rates bonds (assets)	892	4,195

Total swaps hedging fixed-rates bonds (assets and liabilities)	452	13,504	—	2,048	3,373	3,233	3,032	1,818
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(12)	92
Swaps hedging fixed-rates bonds (current portion) (assets)	100	1,871

Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	88	1,963	1,963
Net investment hedge

Currency swaps and forward exchange contracts (liabilities)	—	1,347	1,347
Held for trading
Other interest rate swaps (assets)	—	2,853
Other interest rate swaps (liabilities)	(4)	5,712

Total other interest rate swaps (assets and liabilities)	(4)	8,565	8,559	4				2
Currency swaps and forward exchange contracts (assets)	86	5,458
Currency swaps and forward exchange contracts (liabilities)	(142)	2,167

Total currency swaps and forward exchange contracts (assets and liabilities)	(56)	7,625	6,595	483	114	67	76	290

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

D)	FAIR VALUE HIERARCHY

The fair value hierarchy for financial instruments excluding commodity contracts is as follows:

	Quoted prices in
	active markets		Prices based on
	for identical	Prices based on	non observable
	assets	observable data	data
As of December 31, 2010 (M€)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	—	1,916	—	1,916
Cash flow hedge instruments	—	56	—	56
Net investment hedge instruments	—	6	—	6
Assets and liabilities held for trading	—	(109)	—	(109)
Assets available for sale	3,631	—	—	3,631

Total	3,631	1,869	—	5,500

	Quoted prices in
	active markets		Prices based on
	for identical	Prices based on	non observable
	assets	observable data	data
As of December 31, 2009 (M€)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	—	748	—	748
Cash flow hedge instruments	—	136	—	136
Net investment hedge instruments	—	5	—	5
Assets and liabilities held for trading	—	28	—	28
Assets available for sale	232	—	—	232

Total	232	917	—	1,149

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

30)	FINANCIAL INSTRUMENTS RELATED TO COMMODITY CONTRACTS

Financial instruments related to oil, gas and power activities as well as related currency derivatives are recorded at fair value under “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

As of December 31, 2010 (M€)
	Carrying	Fair
Assets/(Liabilities)	amount	value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	(2)	(2)
Freight rate swaps	—	—
Forwards(a)	5	5
Options	51	51
Futures	(12)	(12)
Options on futures	(4)	(4)

Total crude oil, petroleum products and freight rates	38	38

Gas & Power activities
Swaps	(1)	(1)
Forwards(a)	(102)	(102)
Options	5	5
Futures	—	—

Total Gas & Power	(98)	(98)

Total	(60)	(60)

Total of fair value non recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid on the face of the balance sheet, this fair value is set to zero.

As of December 31, 2009 (M€)
	Carrying	Fair
ASSETS/(LIABILITIES)	amount	value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	(29)	(29)
Freight rate swaps	—	—
Forwards(a)	(9)	(9)
Options	21	21
Futures	(17)	(17)
Options on futures	6	6

Total crude oil, petroleum products and freight rates	(28)	(28)

Gas & Power activities
Swaps	52	52
Forwards(a)	78	78
Options	4	4
Futures	—	—

Total Gas & Power	134	134

Total	106	106

Total of fair value non recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid on the face of the balance sheet, this fair value is set to zero.

As of December 31, 2008 (M€)
	Carrying	Fair
ASSETS/(LIABILITIES)	amount	value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	141	141
Freight rate swaps	8	8
Forwards(a)	(120)	(120)
Options	—	—
Futures	17	17
Options on futures	(7)	(7)

Total crude oil, petroleum products and freight rates	39	39

Gas & Power activities
Swaps	(48)	(48)
Forwards(a)	659	659
Options	—	—
Futures	(19)	(19)

Total Gas & Power	592	592

Total	631	631

Total of fair value non recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid on the face of the balance sheet, this fair value is set to zero.

Most commitments on crude oil and refined products have a short term maturity (less than one year). The maturity of most Gas & Power energy derivatives is less than three years forward.

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

	Fair value as	Impact on	Settled		Fair value as
For the year ended December 31, (M€)	of January 1,	income	contracts	Other	of December 31,
Crude oil, petroleum products and freight rates activities
2010	(28)	1,556	(1,488)	(2)	38
2009	39	1,713	(1,779)	(1)	(28)
2008	18	1,734	(1,715)	2	39

Gas & Power activities
2010	134	410	(648)	6	(98)
2009	592	327	(824)	39	134
2008	232	787	(310)	(117)	592

The fair value hierarchy for financial instruments related to commodity contracts is as follows:

	Quoted prices	Prices based	Prices based
	in active	on	on non
	markets for	observable	observable
	identical assets	data	data
As of December 31, 2010 (M€)	(level 1)	(level 2)	(level 3)	Total
Crude oil, petroleum products and freight rates activities	(10)	48	—	38
Gas & Power activities	50	(148)	—	(98)

Total	40	(100)	—	(60)

	Quoted prices	Prices based	Prices based
	in active	on	on non
	markets for	observable	observable
	identical assets	data	data
As of December 31, 2009 (M€)	(level 1)	(level 2)	(level 3)	Total
Crude oil, petroleum products and freight rates activities	(45)	17	—	(28)
Gas & Power activities	140	(6)	—	134

Total	95	11	—	106

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

31)	MARKET RISKS

Oil and gas market related risks

Due to the nature of its business, the Group has significant oil and gas trading activities as part of its day-to-day operations in order to optimize revenues from its oil and gas production and to obtain favorable pricing to supply its refineries.

In its international oil trading business, the Group follows a policy of not selling its future production. However, in connection with this trading business, the Group, like most other oil companies, uses energy derivative instruments to adjust its exposure to price fluctuations of crude oil, refined products, natural gas, power and coal. The Group also uses freight rate derivative contracts in its shipping business to adjust its exposure to freight-rate fluctuations. To hedge against this risk, the Group uses various instruments such as futures, forwards, swaps and options on organised markets or over-the-counter markets. The list of the different derivatives held by the Group in these markets is detailed in Note 30 to the Consolidated Financial Statements.

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

Trading & Shipping : value-at-risk with a 97.5% probability

As of December 31,				Year
(M€)	High	Low	Average	end
2010	23.1	3.4	8.9	3.8
2009	18.8	5.8	10.2	7.6
2008	13.5	2.8	6.9	11.8

As part of its gas, power and coal trading activity, the Group also uses derivative instruments such as futures, forwards, swaps and options in both organised and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. The Gas & Power division measures its market risk exposure, i.e. potential loss in fair values, on its trading business using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a one-day period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the past two years for all instruments and maturities in the global trading business.

Gas & Power trading : value-at-risk with a 97.5% probability

As of December 31,				Year
(M€)	High	Low	Average	end
2010	13.9	2.7	6.8	10.0
2009	9.8	1.9	5.0	4.8
2008	16.3	1.3	5.0	1.4

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

Financial markets related risks

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are principally interest rate and currency swaps. The Group may also use, on a less frequent basis, futures and options contracts. These operations and their accounting treatment are detailed in Notes 1 paragraph M, 20, 28 and 29 to the Consolidated Financial Statements.

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

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2010, 2009 and 2008.

ASSETS/(LIABILITIES)			Change in fair value due to a
(M€)	Carrying	Estimated	change in interest rate by
As of December 31, 2010	amount	fair value	+ 10 basis points	- 10 basis points
Bonds (non-current portion, before swaps)	(20,019)	(20,408)	86	(84)
Swaps hedging fixed-rates bonds (liabilities)	(178)	(178)
Swaps hedging fixed-rates bonds (assets)	1,870	1,870
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,692	1,692	(59)	59
Current portion of non-current debt after swap (excluding capital lease obligations)	3,483	3,483	4	(4)
Other interest rates swaps	(2)	(2)	3	(3)
Currency swaps and forward exchange contracts	(101)	(101)	—	—

As of December 31, 2009

Bonds (non-current portion, before swaps)	(18,368)	(18,836)	75	(75)
Swaps hedging fixed-rates bonds (liabilities)	(241)	(241)
Swaps hedging fixed-rates bonds (assets)	1,025	1,025
Total swaps hedging fixed-rates bonds (assets and liabilities)	784	784	(57)	57
Current portion of non-current debt after swap (excluding capital lease obligations)	(2,111)	(2,111)	3	(3)
Other interest rates swaps	(1)	(1)	1	(1)
Currency swaps and forward exchange contracts	34	34	—	—

As of December 31, 2008

Bonds (non-current portion, before swaps)	(14,119)	(14,119)	47	(43)
Swaps hedging fixed-rates bonds (liabilities)	(440)	(440)
Swaps hedging fixed-rates bonds (assets)	892	892
Total swaps hedging fixed-rates bonds (assets and liabilities)	452	452	(44)	44
Current portion of non-current debt after swap (excluding capital lease obligations)	(2,025)	(2,025)	3	(3)
Other interest rates swaps	(4)	(4)	1	(1)
Currency swaps and forward exchange contracts	(56)	(56)	—	—

The impact of changes in interest rates on the cost of net debt before tax is as follows:

For The year ended December 31, (M€)	2010	2009	2008
Cost of net debt	(334)	(398)	(527)
Interest rate translation of :
+ 10 basis points	(11)	(11)	(11)
- 10 basis points	11	11	11
+ 100 basis points	(107)	(108)	(113)
- 100 basis points	107	108	113

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

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in shareholders’ equity which, in the course of the last three fiscal years, is essentially related to the fluctuation of dollar and pound sterling and is set forth in the table below:

	Euro / Dollar	Euro / Pound sterling
	exchange rates	exchange rates
As of December 31, 2010	1.34	0.86
As of December 31, 2009	1.44	0.89
As of December 31, 2008	1.39	0.95

					Other
					currencies
				Pound	and equity
As of December 31, 2010 (M€)	Total	Euro	Dollar	sterling	affiliates(a)
Shareholders’ equity at historical exchange rate	62,909	32,894	22,242	4,997	2,776
Currency translation adjustment before net investment hedge	(2,501)	—	(1,237)	(1,274)	10
Net investment hedge — open instruments	6	—	6	—	—
Shareholders’ equity at exchange rate as of December 31, 2010	60,414	32,894	21,011	3,723	2,786

					Other
					currencies
				Pound	and equity
As of December 31, 2009 (M€)	Total	Euro	Dollar	sterling	affiliates
Shareholders’ equity at historical exchange rate	57,621	27,717	18,671	5,201	6,032
Currency translation adjustment before net investment hedge	(5,074)	—	(3,027)	(1,465)	(582)
Net investment hedge — open instruments	5	—	6	(1)	—
Shareholders’ equity at exchange rate as of December 31, 2009	52,552	27,717	15,650	3,735	5,450

					Other
					currencies
				Pound	and equity
As of December 31, 2008 (M€)	Total	Euro	Dollar	sterling	affiliates
Shareholders’ equity at historical exchange rate	53,868	25,084	15,429	5,587	7,768
Currency translation adjustment before net investment hedge	(4,876)	—	(2,191)	(1,769)	(916)
Net investment hedge — open instruments	—	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2008	48,992	25,084	13,238	3,818	6,852

(a)	The decrease in the heading “Other currencies and equity affiliates” is mainly explained by the change in the consolidation method of Sanofi-Aventis (see Note 3 to the Consolidated Financial Statements). The contribution to the shareholders’ equity of this investment is now reclassified into the heading for the Eurozone.

As a result of this policy, the impact of currency exchange rate fluctuations on consolidated income, as illustrated in Note 7 to the Consolidated Financial Statements, has not been significant over the last three years despite the considerable fluctuation of the dollar (nil result in 2010, loss of €32 million in 2009, gain of €112 million in 2008).

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

As of December 31, 2010, these lines of credit amounted to $9,592 million, of which $9,581 million was unused. The agreements for the lines of credit granted to TOTAL S.A. do not contain conditions related to the Company’s financial ratios, to its financial ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position. As of December 31, 2010, the aggregate amount of the principal confirmed lines of credit granted by international banks to Group companies, including TOTAL S.A., was $10,395 million, of which $10,383 million was unused. The lines of credit granted to Group companies other than TOTAL S.A. are not intended to finance the Group’s general needs; they are intended to finance either the general needs of the borrowing subsidiary or a specific project.

The following tables show the maturity of the financial assets and liabilities of the Group as of December 31, 2010, 2009 and 2008 (see Note 20 to the Consolidated Financial Statements).

As of December 31, 2010 (M€)	Less than					More than
ASSETS/(LIABILITIES)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)		(3,355)	(3,544)	(2,218)	(3,404)	(6,392)	(18,913)
Current borrowings	(9,653)						(9,653)
Other current financial liabilities	(159)						(159)
Current financial assets	1,205						1,205
Cash and cash equivalents	14,489						14,489

Net amount before financial expense	5,882	(3,355)	(3,544)	(2,218)	(3,404)	(6,392)	(13,031)
Financial expense on non-current financial debt	(843)	(729)	(605)	(450)	(358)	(1,195)	(4,180)
Interest differential on swaps	461	334	153	33	2	(78)	905

Net amount	5,500	(3,750)	(3,996)	(2,635)	(3,760)	(7,665)	(16,306)

As of December 31, 2009 (M€)	Less than					More than
ASSETS/(LIABILITIES)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)		(3,658)	(3,277)	(3,545)	(2,109)	(5,823)	(18,412)
Current borrowings	(6,994)						(6,994)
Other current financial liabilities	(123)						(123)
Current financial assets	311						311
Cash and cash equivalents	11,662						11,662

Net amount before financial expense	4,856	(3,658)	(3,277)	(3,545)	(2,109)	(5,823)	(13,556)
Financial expense on non-current financial debt	(768)	(697)	(561)	(448)	(301)	(1,112)	(3,887)
Interest differential on swaps	447	233	100	25	(16)	(55)	734

Net amount	4,535	(4,122)	(3,738)	(3,968)	(2,426)	(6,990)	(16,709)

As of December 31, 2008 (M€)	Less than					More than
ASSETS/(LIABILITIES)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)		(2,992)	(3,658)	(3,324)	(3,232)	(2,093)	(15,299)
Current borrowings	(7,722)						(7,722)
Other current financial liabilities	(158)						(158)
Current financial assets	187						187
Cash and cash equivalents	12,321						12,321

Net amount before financial expense	4,628	(2,992)	(3,658)	(3,324)	(3,232)	(2,093)	(10,671)
Financial expense on non-current financial debt	(554)	(512)	(431)	(299)	(189)	(174)	(2,159)
Interest differential on swaps	118	211	100	62	37	(7)	521

Net amount	4,192	(3,293)	(3,989)	(3,561)	(3,384)	(2,274)	(12,309)

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

The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2010, 2009 and 2008 (see Note 28 to the Consolidated Financial Statements).

As of December 31
(M€)
ASSETS/(LIABILITIES)	2010	2009	2008
Accounts payable	(18,450)	(15,383)	(14,815)
Other operating liabilities	(3,574)	(4,706)	(4,297)
including financial instruments related to commodity contracts	(559)	(923)	(1,033)
Accounts receivable, net	18,159	15,719	15,287
Other operating receivables	4,407	5,145	6,208
including financial instruments related to commodity contracts	499	1,029	1,664

Total	542	775	2,383

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

The following table presents the Group’s maximum credit risk exposure:

As of December 31
(M€)
ASSETS/(LIABILITIES)	2010	2009	2008
Loans to equity affiliates (Note 12)	2,383	2,367	2,005
Loans and advances (Note 14)	1,596	1,284	1,403
Hedging instruments of non-current financial debt (Note 20)	1,870	1,025	892
Accounts receivable (Note 16)	18,159	15,719	15,287
Other operating receivables (Note 16)	4,407	5,145	6,208
Current financial assets (Note 20)	1,205	311	187
Cash and cash equivalents (Note 27)	14,489	11,662	12,321

Total	44,109	37,513	38,303

The valuation allowance on loans and advances and on accounts receivable and other operating receivables is detailed respectively in Notes 14 and 16 to the Consolidated Financial Statements.

As part of its credit risk management related to operating and financing activities, the Group has developed margin call contracts with certain counterparties. As of December 31, 2010, the net amount received as part of these margin calls was €1,560 million (against €693 million as of December 31, 2009).

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

The Gas & Power division deals with counterparties in the energy, industrial and financial sectors throughout the world. Financial institutions providing credit risk coverage are highly rated international bank and insurance groups.

Potential counterparties are subject to credit assessment and approval before concluding transactions and are thereafter subject to regular review, including re-appraisal and approval of the limits previously granted.

The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as data published by rating agencies. On this basis, credit limits are defined for each potential counterparty and, where appropriate, transactions are subject to specific authorisations.

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

Credit risk in the Chemicals segment is primarily related to commercial receivables. Each division implements procedures for managing and provisioning credit risk that differ based on the size of the subsidiary and the market in which it operates. The principal elements of these procedures are:

•	Implementation of credit limits with different authorization procedures for possible credit overruns;
•	Use of insurance policies or specific guarantees (letters of credit);
•	Regular monitoring and assessment of overdue accounts (aging balance), including collection procedures; and

•	Provisioning of bad debts on a customer-by-customer basis, according to payment delays and local payment practices (provisions may also be calculated based on statistics).

32)	OTHER RISKS AND CONTINGENT LIABILITIES

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

ANTITRUST INVESTIGATIONS

For the year ended 2010, the Group has not been fined pursuant to a Court ruling. The principal antitrust proceedings in which the Group is involved are described thereafter.

Chemicals Segment

•	As part of the spin-off of Arkema(1) in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

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

•	In the United States, investigations into certain commercial practices of some subsidiaries of the Arkema group have been closed since 2007; no charges have been brought against Arkema. Civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are about to be closed and are not expected to have a significant impact on the Group’s financial position.
•	In Europe, since May 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off an overall amount of €385.47 million, of which Elf Aquitaine and/or TOTAL S.A. and their subsidiaries were held jointly liable for €280.17 million, Elf Aquitaine being personally fined €23.6 million for deterrence. These fines are entirely settled as of today.

As a result(2) since the spin-off, the Group has paid the overall amount of €188.07 million, corresponding to 90% of the fines overall amount once the threshold provided for by the guarantee is deducted.

The European Commission imposed these fines following investigations between 2000 and 2004 into commercial practices involving eight products sold by Arkema. Five of these investigations resulted in prosecutions from the European Commission for which Elf Aquitaine has been named as the parent company, and two of these investigations named TOTAL S.A. as the ultimate parent company of the Group.

TOTAL S.A. and Elf Aquitaine are contesting their liability based solely on their status as parent companies and appealed for cancellation and reformation of the rulings that are still pending before the relevant EU court of appeals or supreme court of appeals.

Besides, a civil proceeding against Arkema and five groups of companies was initiated before a German regional court by a third party for an alleged damage pursuant to one of the above described legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before this court. At this point, the probability to have a favorable verdict and the financial impacts of this procedure are uncertain due to the number of legal difficulties it gave rise to, the

(1)  Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.
(2)  This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million. This case is referred to in past Registration Documents.

lack of documented claim and the complex evaluation of the alleged damage.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company.

Within the framework of the legal proceedings described above, a €17 million reserve is booked in the Group’s consolidated financial statements as of December 31, 2010.

Downstream segment

•	Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined in 2006 €20.25 million, which has been paid, and for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. appealed this decision before the relevant court and this appeal is still pending.

In addition, pursuant to a statement of objections received by Total Raffinage Marketing (formerly Total France) and TOTAL S.A. from the European Commission regarding another product line of the Refining & Marketing division, Total Raffinage Marketing was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. TOTAL S.A. also appealed this decision before the relevant court and this appeal is still pending.

•	Finally, TotalGaz and Total Raffinage Marketing received a statement of objections from the French Antitrust Authority (Autorité de la concurrence française) regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. The case was dismissed by decision of the French antitrust authorities on December 17, 2010.

Given the discretionary powers granted to the antitrust authorities for determining fines relating to antitrust regulations, it is not currently possible to determine with certainty the outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the ultimate outcome of these proceedings, the Group believes that they will not have a material adverse effect on its financial situation or consolidated results.

BUNCEFIELD

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot was operated by Hertfordshire Oil Storage Limited (HOSL), a company in which TOTAL’s UK subsidiary holds 60% and another oil group holds 40%.

The explosion caused injuries, most of which were minor injuries, to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared TOTAL’s UK subsidiary liable for the accident and solely liable for indemnifying the victims. The subsidiary appealed the decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. The Supreme Court of United Kingdom has partially authorized TOTAL’s UK subsidiary to contest the decision. The hearings before the Supreme Court are expected to be held during the first half of 2011.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The provision for the civil liability that appears in the Group’s consolidated financial statements as of December 31, 2010, stands at €194 million after taking into account the payments previously made.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

In addition, on December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including TOTAL’s UK subsidiary. By a judgment on July 16, 2010, TOTAL’s UK subsidiary was fined £3.6 million. The decision takes into account a number of elements that have mitigated the impact of the charges brought against it.

ERIKA

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection, and ordering TOTAL S.A. to pay a fine of €375,000. The court also ordered compensation to be paid to those affected by the pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it nevertheless proposed to pay third parties who so requested definitive compensation as determined by the court. Forty-one third parties have been compensated for an aggregate amount of €171.5 million.

By a decision dated March 30, 2010, the Court of Appeal of Paris upheld the lower court verdict pursuant to which TOTAL S.A. was convicted of marine pollution and fined €375,000. TOTAL appealed this decision to the French Supreme Court (Cour de cassation).

However, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions and consequently ruled that TOTAL S.A. be not convicted.

TOTAL S.A. believes that, based on the information currently available, the case should not have a significant impact on the Group’s financial situation or consolidated results.

BLUE RAPID AND THE RUSSIAN OLYMPIC COMMITTEE – RUSSIAN REGIONS AND INTERNEFT

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine concerning the withdrawal of one of its subsidiaries from an exploration and production project in Russia that was negotiated in the early 1990s. Elf Aquitaine believes this claim to be unfounded. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim and found that the Russian Olympic Committee did not have standing in the matter. This decision has been appealed. The hearings should be held during the first half of 2011.

In connection with the same facts, and fifteen years after the termination of this exploration and production project, a Russian company and two regions of the Russian Federation have launched an arbitration procedure against a former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming damages of an unspecified amount at this stage of the procedure. The Group considers this claim to be unfounded. The Group has reserved its rights to take any actions and/or measures that would be appropriate to defend its interests.

IRAN

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran, by certain oil companies including, among others, TOTAL.

The inquiry concerns an agreement concluded by the Company with a consultant concerning a gas field in Iran and aims to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

Investigations are still pending and the Company is cooperating with the SEC and the DoJ. In 2010, the Company opened talks with U.S. authorities, without any acknowledgement of facts, to consider an out-of-court settlement. Generally, out-of-court settlements with U.S. authorities include payment of fines and the obligation to improve internal compliance systems or other measures.

In this same case, a judicial inquiry related to TOTAL was initiated in France in 2006. In 2007, the Company’s Chief Executive Officer was placed under formal investigation in relation to this inquiry, as the former President of the Middle East department of the Group’s Exploration & Production division. The Company has not been notified of any significant developments in the proceedings since the formal investigation was launched.

At this point, the Company cannot determine when these investigations will terminate, and cannot predict their results, or the outcome of the talks that have been initiated, or the costs of a potential out-of-court settlement. Resolving this case is not expected to have a significant impact on the Group’s financial situation or any impact on its future planned operations.

33)	OTHER INFORMATION

A)	RESEARCH AND DEVELOPMENT COSTS

Research and development costs incurred by the Group in 2010 amounted to €715 million (€650 million in 2009 and €612 million in 2008), corresponding to 0.4% of the sales.

The staff dedicated in 2010 to these research and development activities are estimated at 4,087 people (4,016 in 2009 and 4,285 in 2008).

B)	CARBON DIOXIDE EMISSION RIGHTS

The principles governing the accounting for emission rights are presented in Note 1 paragraph T to the Consolidated Financial Statements.

As of December 31, 2010, given the emission rights granted in the National Allocations Plans (NAPs), the position of the Group’s industrial facilities that are covered by the European Union Emissions Trading System (EU ETS) is getting longer. This long position is expected to be confirmed at the end of the 2008 — 2012 period.

34)	CHANGES IN PROGRESS IN THE GROUP STRUCTURE

•	Upstream

•	TOTAL finalized in November 2010 an agreement in principle with Perenco, an independent exploration and production French company, to sell its 75.8% equity in its upstream Cameroonian affiliate Total E&P Cameroun. This agreement is subject to the Cameroonian Authorities’ approval.

As of December 31, 2010, assets and liabilities of the affiliate Total E&P Cameroun have been classified respectively as “Assets classified as held for sale” on the face of the Consolidated Balance Sheet for €183 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the Consolidated Balance Sheet for €137 million. The concerned assets and liabilities mainly include tangible assets for €109 million and provisions and other non-current liabilities for €74 million.

•	In addition to the agreement signed during September 2010 (see Note 3 to the Consolidated Financial Statements), TOTAL signed in December 2010 an agreement to acquire an additional 7.5% interest in Australia’s GLNG project from Santos for an amount of $281 million. This will increase Total’s overall stake in the project to 27.5%.

At the same time, South Korea’s Kogas has signed an agreement to join the project with a 15% stake. Once both transactions, which are subject to the approval of Australia’s Foreign Investment Review Board, have been finalized, interests in the project will be: Santos (30%, operator), Petronas (27.5%), TOTAL (27.5%) and Kogas (15%).

•	Total E&P Canada Ltd., a TOTAL subsidiary, and Suncor Energy Inc. (Suncor) have signed in December 2010 several agreements to form a strategic oil sands alliance encompassing the Suncor-operated Fort Hills mining project, the TOTAL-operated Joslyn mining project and the Suncor-operated Voyageur upgrader project. All three assets are located in the Athabasca region of the province of Alberta, in Canada. Under the alliance, the companies will pool their combined interests in these projects, with the respective operator holding 51% and the other partner 49%.

The agreements comprise four significant and related transactions:

•	TOTAL is acquiring 19.2% of Suncor’s interest in the Fort Hills project. Taking into account the acquisition of UTS, finalized in September 2010, TOTAL will have an overall 39.2% interest in Fort Hills. Suncor, as operator, will hold 40.8%;

•	Suncor is acquiring 36.75% of TOTAL’s interest in the Joslyn project. TOTAL, as operator, will retain a 38.25% interest in the project;

•	TOTAL is also acquiring a 49% stake in the Suncor-operated Voyageur upgrader project;

•	As a result of the terms of these transactions and the related net balancing of the portfolio, in particular to contribute to the past costs of the Voyageur project, TOTAL will pay Suncor CAD 1,751 million, with a value date of January 1st, 2011.

The implementation of the agreements is subject to securing the necessary regulatory approvals from the Government of Canada and certain other approvals.

As a result of the agreements, TOTAL will no longer proceed with the planned construction of an upgrader in Edmonton.

As of December 31, 2010, the share of assets and liabilities of the Joslyn mining project covered by the agreements has been classified respectively as “Assets classified as held for sale” on the face of the Consolidated Balance Sheet for €622 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the Consolidated Balance Sheet for €8 million. The concerned assets include mineral interests for €390 million and tangible assets for €232 million.

•	Chemicals

•	TOTAL has announced in December 2010 a plan to sell its photocure and coatings resins businesses to Arkema for a €550 million enterprise value. The divestment is subject to the applicable legally required consultation and notification processes for employee representatives at TOTAL and Arkema and to the approval of the anti-trust authorities in the countries concerned. It could take place in the first half of 2011.

As of December 31, 2010, assets and liabilities of the photocure and coatings resins businesses have been classified respectively as “Assets classified as held for sale” on the face of the Consolidated Balance Sheet for €465 million and as “Liabilities directly associated with the assets classified as held for sale” on the face of the Consolidated Balance Sheet for €52 million. The concerned assets mainly include a goodwill for €63 million, tangible assets for €196 million and inventories for €138 million.

35)	CONSOLIDATION SCOPE

As of December 31, 2010, 687 entities are consolidated of which 596 are fully consolidated, and 91 are accounted for under the equity method (identified with the letter E). This simplified organizational chart shows the main consolidated entities. For each of them, the Group interest is mentioned between brackets. This chart of legal detentions is not exhaustive and does not reflect neither the operational structure nor the relative economic size of the Group entities and the business segments.

The business segments are identified with the following colors:
Upstream
Downstream
Chemicals
Holding
Treasury shares
& TOTAL shares owned by
Group subsidiaries : 4,8%
TOTAL S.A.
100%
Elf Aquitaine (100%)
100%
Elf Exploration Production (100%)
60,1%
14,2%
TOTAL subsidiaries 100%
TOTAL E & P Kazakhstan (100%)
TOTAL E & P Nigeria SAS (100%)
Total Upstream Nigeria Ltd (100%)
TOTAL Coal South Africa Ltd (100%)
TOTAL Gasandes S.A. (100%)
CDF Energie (100%)
TOTAL Venezuela (100%)
Petrocedeño (30,3%) E
TOTAL E & P USA, Inc. (100%)
TOTAL E & P Canada Ltd (100%)
Total Trading and Marketing Canada LP (100%)
TOTAL E & P Chine (100%)
TOTAL E & P Malaysia (100%)
TOTAL E & P Australia (100%)
TOTAL E & P Mauritanie (100%)
TOTAL E & P Madagascar (100%)
TOTAL E & P Iraq (100%)
TOTAL E & P Côte d'Ivoire (100%)
TOTAL E & P Guyane française (100%)
TOTAL E&P Golfe Holdings Ltd (100%)
TOTAL E&P Golfe Ltd (100%)
Qatar Liquefied Gas Co. Ltd II (Train B) (16,7%) E
TOTAL Energie Développement (100%)
Tenesol (50%) E
Photovoltech (50%) E
TOTAL Gaz & Energies Nouvelles Holding (100%)
Géosud (71,1%) E
Gaz Transport et Technigaz (30%) E
TOTAL Energie Solaire Concentrée (100%)
TOTAL Abengoa Solar Emirates Investment
Company (50%) E
TOTAL Outre-Mer (100%)
Total Petroleum Puerto Rico Corp. (100%)
TOTAL (China) Investments (100%)
Air Total International (100%)
TOTAL Refining Saudi Arabia SAS (100%)
Saudi Aramco Total Refining & Petrochemical
Company (37,5%) E
Chartering & Shipping Services S.A. (100%)
TOTAL International Ltd. (100%)
Atlantic Trading & Marketing (100%)
Total Trading Canada Limited (100%)
Cray Valley S.A. (100%)
TOTAL Chimie (100%)
Hutchinson S.A. (100%)
Total Petrochemicals Iberica (100%)
PetroFina S.A. (100%)
TOTAL Belgium (100%)
Omnium Insurance and Reinsurance Cy (100%)
TOTAL Gestion USA (100%)
TOTAL Holdings USA, Inc. (100%)
TOTAL Petrochemicals USA, Inc. (100%)
TOTAL Gas & Power North America (100%)
Hutchinson Corporation (100%)
TOTAL Capital (100%)
TOTAL Treasury (100%)
TOTAL Finance (100%)
TOTAL Finance Exploitation (100%)
TOTAL other subsidiaries
TOTAL South Africa (50,1%)
TOTAL Raffinaderij Nederland (55,0%)
Total Tractebel Emirates Power Cy (50 %) E
TOTAL RAFFINAGE MARKETING (100%)
AS24 (100%)
Totalgaz SNC (100%)
TOTAL Lubrifiants S.A. (99,8%)
TOTAL Fluides (100%)
Urbaine des Pétroles (100%)
Total Especialidades Argentina S.A. (100%)
TOTAL (Philippines) Corp. (100%)
TOTAL Oil Asia-Pacific Pte Ltd (100%)
TOTAL E & P HOLDINGS (100%)
TOTAL E & P Russie (100%)
TOTAL (BTC) Ltd (100%)
TOTAL E & P Nigeria Ltd. (100%)
TOTAL E & P Algérie (100%)
TOTAL E & P Angola (100%)
TOTAL E&P Libye (100%)
TOTAL Abu Al Bu Khoosh (100%)
TOTAL South Pars (100%)
Elf Petroleum Iran (100%)
TOTAL E & P Oman (100%)
TOTAL Qatar Oil & Gas (100%)
TOTAL E & P Qatar (100%)
TOTAL E & P Syrie (100%)
TOTAL E & P Yémen (100%)
TOTAL E & P Indonésie (100%)
TOTAL E & P Myanmar (100%)
TOTAL Profils Pétroliers (100%)
TOTAL E & P Thailand (100%)
TOTAL Austral (100%)
TOTAL E & P Bolivie (100%)
TOTAL LNG Angola Ltd (100%)
Angola LNG Ltd (13,6%) E
Brass Holdings Company Ltd (100%)
Brass LNG Ltd (17,0%) E
Qatar Liquefied Gas Company Ltd (10,0%) E
TOTAL Yemen LNG Company Ltd (100%)
Yemen LNG (39,6%) E
TOTAL Holding Dolphin Amont Ltd (100%)
TOTAL E&P Dolphin Upstream Ltd (100%)
TOTAL Dolphin Midstream Ltd (100%)
Dolphin Energy Ltd (24,5%) E
TOTAL HOLDINGS EUROPE (100%)
TOTAL Holdings UK Ltd (100%)
TOTAL Upstream UK Ltd (100%)
TOTAL Midstream UK Ltd (100%)
Elf Petroleum UK Plc (100%)
South Hook LNG Terminal Company Ltd (8,3%) E
TOTAL UK Ltd (100%)
Samsung Total Petrochemicals (50%) E
TOTAL E & P Norge AS (100%)
TOTAL E & P Italia Spa (100%)
TOTAL Holdings Nederland B.V. (100%)
TOTAL E & P Nederland B.V. (100%)
TOTAL E & P Azerbaidjan B.V. (100%)
TOTAL E & P Bornéo B.V. (100%)
Tepma Colombie (100%)
TOTAL Oil & Gas Venezuela B.V. (100%)
TOTAL Shtokman B.V. (100%)
Shtokman Development A.G. (25%) E
TOTAL Termokarstovoye B.V. (100%)
Terneftegaz J.S.C. (25%) E
TOTAL Nederland N.V. (100%)
TOTAL Erg (49%) E
TOTAL Mineraloel und Chemie GmbH (100%)
TOTAL Deutschland GmbH (100%)
TOTAL Raffinerie Mitteldeutschland (100%)
Atotech BV (100%)
Elf Aquitaine subsidiaries 100%
TOTAL E & P France (100%)
TOTAL E & P Congo (100%)
TOTAL Participations Pétrolières Gabon (100%)
TOTAL Gaz & Electricité Holdings France (100%)
TOTAL LNG Nigeria Ltd (100%)
TOTAL Infrastructures Gaz France (100%)
TOTAL Energie Gaz (100%)
TOTAL Gas & Power Mexico B.V. (100%)
Hazira LNG Private Ltd (26%) E
TOTAL Gas and Power U.S.A. (100%)
Konarka (24,8 %) E
AE Polysilicon Corporation (29,5 %) E
Amyris (22%) E
TOTAL (Africa) Ltd (100%)
TOTSA Total Oil Trading S.A. (100%)
Socap International Ltd (100%)
Sofax Banque (100%)
Socap SAS (100%)
Elf Aquitaine Fertilisants (100%)
Grande Paroisse S.A. (100%)
G.P.N. S.A. (100%)
Elf Aquitaine other subsidiaries
TOTAL E & P Cameroun (75,8%)
TOTAL Gabon (58,3%)
Rosier (56,9%)
Cepsa (48,8%) E*
TOTAL / Elf Aquitaine other common subsidiaries
TOTAL Nigeria (61,7%)
TOTAL Turkiye (100%)
S.A. de la Raffinerie des Antilles (50,0%) E
TOTAL Kenya (67,3%)
TOTAL Sénégal (95,1%)
TOTAL Petrochemicals France (100%)
Qatar Petrochemical Company Ltd (20%) E
Qatofin Company Ltd (49,1%) E
Bostik Holding S.A. (100%)
Bostik S.A. (100%)

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

As from 2009, the amendments to the Securities and Exchange Commission (SEC) Rule 4-10 of Regulation S-X set forth in the “Modernization of Oil and Gas Reporting” release (SEC Release n° 33-8995) and the Financial Accounting Standard Board (FASB) Accounting Standards Update regarding Extractive Activities — Oil and Gas (ASC 932) change a number of reserves estimation and disclosure requirements. As a reminder, in terms of reserves estimation, the main changes are: the use of an average price instead of a single year-end price; the use of new reliable technologies to assess proved reserves; and the inclusion, under certain conditions, of non-traditional sources as oil and gas producing activities. The revised rules form the basis of the 2010 and 2009 year-end estimation of proved reserves. The main impact of the application of the revised rules was related to, for 2009, the use of new reliable technologies and, for 2010, the booking of proved reserves on an oil sands mining project.

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

The technical validation process relies on a Reservoir Committee that is responsible for approving proved reserves changes above a certain threshold and technical evaluations of reserves associated with any investment decision that requires approval from the Exploration & Production Executive Committee. The Chairman of the Reservoir Committee is appointed by the President of Exploration & Production and its members represent expertise in reservoir engineering, production geology, production geophysics, drilling, and pre-development projects.

An internal control process related to reserves estimation is well established within TOTAL and involves the following elements:

•	A central Reserve Entity whose responsibility is: to consolidate, document and archive the Group’s reserves; to ensure the coherence of evaluations worldwide; to maintain the Corporate Reserves Guidelines Standards in line with SEC guidelines and policies; to deliver training on reserves evaluation and classification; and to conduct periodically in-depth technical review of reserves for each affiliate.

•	An annual review of affiliates reserves is conducted by an internal group of specialists selected for their expertise in geosciences and engineering or their knowledge of the affiliate. All members of this group chaired by the Geoscience Reserve Manager and composed of at least three Reservoir Committee members are knowledgeable in the SEC guidelines for proved reserves evaluation. Their responsibility is to provide an independent review of reserves changes proposed by affiliates and ensure that reserves are estimated using appropriate standards and procedures.

•	At the end of the annual review carried out by the Geoscience Division, an SEC Reserves Committee chaired by the Exploration & Production Finance Senior Vice President and comprised of the Geoscience, Strategy and Legal Senior Vice Presidents, or their representatives, as well as the Chairman of the Reservoir Committee and the Geoscience Reserves Manager, approves the SEC reserve booking proposals as regards to criteria that are not dependent upon reservoir and geoscience techniques. The results of the annual review and the proposals for including revisions or additions of SEC Proved Reserves are presented to the Exploration & Production Executive Committee for approval before final validation by the Group Executive Management.

The reserves evaluation and control process is audited periodically by the Group’s internal auditors who verify the effectiveness of the reserves evaluation process and control procedures.

The Geosciences Reserves Manager (GRM) is the technical person responsible for preparing the reserves estimates for the Group. The GRM supervises the Reserve Entity, chairs the annual review of reserves, and is a member of the Reservoir Committee and the SEC Reserves Committee. The GRM has over twenty-five years of experience in the oil & gas industry. He previously held several management positions in the Group in reservoir engineering and geosciences, and has more than ten years of experience in the field of reserves evaluation and control process. He holds an engineering degree from École Nationale Supérieure de Géologie, Nancy, France, and a Ph.D in rock physics from Stanford University, California, USA. He is a member of the Society of

Petroleum Engineering Oil and Gas Reserves Committee and the UNECE (United Nations Economic Commission for Europe) Expert Group on Resource Classification.

Proved developed reserves

At the end of 2010, proved developed reserves of oil and gas were 5,708 Mboe and represented 53% of proved reserves. At year-end 2009, proved developed reserves of oil and gas were 5,835 Mboe and represented 56% of proved reserves. At the end of 2008, proved developed reserves were 5,243 Mboe and represented 50% of proved reserves. Over the past three years, the level of proved developed reserves has remained above 5.2 Bboe and over 50% of proved reserves, illustrating TOTAL’s ability to consistently transfer proved undeveloped reserves into developed status.

Proved undeveloped reserves

As of December 31, 2010, TOTAL’s combined proved undeveloped reserves of oil and gas were 4,987 Mboe as compared to 4,648 Mboe at the end of 2009. The net increase of 339 Mboe of proved undeveloped reserves is due to the addition of 291 Mboe of undeveloped reserves related to extensions and discoveries, the revision of +183 Mboe of previous estimates, a net increase of +416 Mboe due to acquisitions/divestitures and the conversion of −551 Mboe of proved undeveloped reserves into proved developed reserves. In 2010, the capital expended to develop proved undeveloped reserves (PUDs) was €6.7 billion, which represents 81% of 2010 development costs, and was related to projects located for the most part in Kazakhstan, Angola, Norway, Nigeria, Indonesia, United Kingdom, Thailand and the United States.

Approximately 60% of the Group’s proved undeveloped reserves are associated with producing fields and are located for the most part in Canada, Nigeria, the United Arab Emirates, Venezuela and Norway. These reserves are expected to be developed over time as part of initial field development plans or additional development phases. The timing to bring these proved reserves into production will depend upon several factors including reservoir performance, surface facilities or plant capacity constraints and contractual limitations on production level. The remaining proved undeveloped reserves correspond to undeveloped fields or assets for which a development has been sanctioned or is in progress.

The Group’s portfolio of projects includes a few large scale and complex developments for which it anticipates that it may take more than five years from the time of recording proved reserves to the start of production. These specific projects represent approximately 30% of the Group’s proved undeveloped reserves and include the development of a giant field in Kazakhstan, deep offshore developments in Angola, Nigeria and the United Kingdom and development of oil sands in Canada. These projects are highly complex to develop due to a combination of factors that include, among others, the nature of the reservoir rock and fluid properties, challenging operating environments and the size of the projects. In addition, some of these projects are generally designed and optimized for a given production capacity that controls the pace at which the field is developed and the wells are drilled. At production start-up, only a portion of the proved reserves are developed in order to deliver sufficient production potential to meet capacity constraints and contractual obligations. The remaining PUDs associated with the complete development plan will therefore remain undeveloped for more than five years following project approval and booking. Under these specific circumstances, the Group believes that it is justified to report as proved reserves the level of reserves used in connection with the approved project, despite the fact that some of these PUDs may remain undeveloped for more than five years. In addition, TOTAL has demonstrated in recent years the Group’s ability to successfully develop and bring into production similar large scale and complex projects, including the development of deep-offshore fields in Angola, Nigeria, Congo, HP/HT fields in the United Kingdom, heavy oil projects in Venezuela and LNG projects in Qatar, Yemen, Nigeria and Indonesia.

Information shown in the following tables is presented in accordance with the FASB’s ASC 932 and the requirements of the SEC Regulation S-K (Items 1200 to 1208).

The tables provided below are presented by the following geographic areas: Europe, Africa, the Americas, Middle East and Asia (including CIS). Certain previously reported amounts for 2008 have been reclassified to conform to the current presentation adopted since 2009.

ESTIMATED PROVED RESERVES OF OIL, BITUMEN AND GAS RESERVES

The following tables present, for oil, bitumen and gas reserves, an estimate of the Group’s oil, bitumen and gas quantities by geographic areas as of December 31, 2010, 2009 and 2008. Quantities shown concern proved developed and undeveloped reserves together with changes in quantities for 2010, 2009 and 2008.

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

Changes in oil, bitumen and gas reserves

Proved developed and undeveloped reserves	Consolidated subsidiaries
				Middle
(in million barrels of oil equivalent)	Europe	Africa	Americas	East	Asia	Total
Balance as of December 31, 2007	1,900	3,516	737	474	1,224	7,851

Revisions of previous estimates	41	374	50	106	144	715
Extensions, discoveries and other	82	110	—	—	19	211
Acquisitions of reserves in place	17	—	—	—	—	17
Sales of reserves in place	—	(74)	—	—	(46)	(120)
Production for the year	(225)	(280)	(55)	(50)	(99)	(709)

Balance as of December 31, 2008	1,815	3,646	732	530	1,242	7,965

Revisions of previous estimates	46	76	14	(7)	25	154
Extensions, discoveries and other	18	53	284	76	—	431
Acquisitions of reserves in place	12	—	130	—	—	142
Sales of reserves in place	(2)	(43)	(14)	—	—	(59)
Production for the year	(224)	(266)	(56)	(55)	(101)	(702)

Balance as of December 31, 2009	1,665	3,466	1,090	544	1,166	7,931

Revisions of previous estimates	92	200	82	(10)	1	365
Extensions, discoveries and other	182	—	18	96	30	326
Acquisitions of reserves in place	23	—	425	—	9	457
Sales of reserves in place	(45)	(26)	(5)	—	(8)	(84)
Production for the year	(211)	(269)	(70)	(56)	(99)	(705)

Balance as of December 31, 2010	1,706	3,371	1,540	574	1,099	8,290

Minority interest in proved developed and undeveloped reserves as of
December 31, 2008	27	100	—	—	—	127
December 31, 2009	26	98	—	—	—	124
December 31, 2010	26	100	—	—	—	126

Proved developed and undeveloped reserves	Equity & non-consolidated affiliates
				Middle
(in million barrels of oil equivalent)	Europe	Africa	Americas	East	Asia	Total
Balance as of December 31, 2007	—	69	554	1,975	—	2,598

Revisions of previous estimates	—	22	—	(2)	—	20
Extensions, discoveries and other	—	14	—	3	—	17
Acquisitions of reserves in place	—	—	6	—	—	6
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(7)	(33)	(108)	—	(148)

Balance as of December 31, 2008	—	98	527	1,868	—	2,493

Revisions of previous estimates	—	10	(7)	51	—	54
Extensions, discoveries and other	—	—	—	136	—	136
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(8)	(18)	(105)	—	(131)

Balance as of December 31, 2009	—	100	502	1,950	—	2,552

Revisions of previous estimates	—	14	4	(2)	—	16
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(7)	(20)	(136)	—	(163)

Balance as of December 31, 2010	—	107	486	1,812	—	2,405

	Consolidated subsidiaries and equity & non-consolidated affiliates
				Middle
(in million barrels of oil equivalent)	Europe	Africa	Americas	East	Asia	Total
As of December 31, 2008
Proved developed and undeveloped reserves	1,815	3,744	1,259	2,398	1,242	10,458
Consolidated subsidiaries	1,815	3,646	732	530	1,242	7,965
Equity and non-consolidated affiliates	—	98	527	1,868	—	2,493

Proved developed reserves	1,252	1,801	515	1,194	481	5,243
Consolidated subsidiaries	1,252	1,754	381	504	481	4,372
Equity and non-consolidated affiliates	—	47	134	690	—	871

Proved undeveloped reserves	563	1,943	744	1,204	761	5,215
Consolidated subsidiaries	563	1,892	351	26	761	3,593
Equity and non-consolidated affiliates	—	51	393	1,178	—	1,622

As of December 31, 2009
Proved developed and undeveloped reserves	1,665	3,566	1,592	2,494	1,166	10,483
Consolidated subsidiaries	1,665	3,466	1,090	544	1,166	7,931
Equity and non-consolidated affiliates	—	100	502	1,950	—	2,552

Proved developed reserves	1,096	1,775	631	1,918	415	5,835
Consolidated subsidiaries	1,096	1,745	503	482	415	4,241
Equity and non-consolidated affiliates	—	30	128	1,436	—	1,594

Proved undeveloped reserves	569	1,791	961	576	751	4,648
Consolidated subsidiaries	569	1,721	587	62	751	3,690
Equity and non-consolidated affiliates	—	70	374	514	—	958

As of December 31, 2010
Proved developed and undeveloped reserves	1,706	3,478	2,026	2,386	1,099	10,695
Consolidated subsidiaries	1,706	3,371	1,540	574	1,099	8,290
Equity and non-consolidated affiliates	—	107	486	1,812	—	2,405

Proved developed reserves	962	1,692	638	2,055	361	5,708
Consolidated subsidiaries	962	1,666	505	427	361	3,921
Equity and non-consolidated affiliates	—	26	133	1,628	—	1,787

Proved undeveloped reserves	744	1,786	1,388	331	738	4,987
Consolidated subsidiaries	744	1,705	1,035	147	738	4,369
Equity and non-consolidated affiliates	—	81	353	184	—	618

Changes in oil reserves

The oil reserves for the years prior to 2009 include crude oil, natural gas liquids (condensates, LPG) and bitumen reserves. Bitumen reserves as from 2009 are shown separately.

Proved developed and undeveloped reserves	Consolidated subsidiaries
				Middle
(in million barrels)	Europe	Africa	Americas	East	Asia	Total
Balance as of December 31, 2007	880	2,498	285	203	530	4,396

Revisions of previous estimates	15	297	(17)	54	64	413
Extensions, discoveries and other	12	107	—	—	3	122
Acquisitions of reserves in place	2	—	—	—	—	2
Sales of reserves in place	—	(74)	—	—	(43)	(117)
Production for the year	(111)	(231)	(16)	(32)	(16)	(406)

Balance as of December 31, 2008	798	2,597	252	225	538	4,410

Revisions of previous estimates	34	92	(170)	(4)	51	3
Extensions, discoveries and other	8	38	22	1	—	69
Acquisitions of reserves in place	1	—	—	—	—	1
Sales of reserves in place	—	(44)	(1)	—	—	(45)
Production for the year	(108)	(223)	(15)	(34)	(17)	(397)

Balance as of December 31, 2009	733	2,460	88	188	572	4,041

Revisions of previous estimates	46	131	7	(2)	—	182
Extensions, discoveries and other	146	—	2	82	4	234
Acquisitions of reserves in place	2	—	—	—	—	2
Sales of reserves in place	(37)	(23)	(2)	—	(7)	(69)
Production for the year	(98)	(218)	(16)	(29)	(15)	(376)

Balance as of December 31, 2010	792	2,350	79	239	554	4,014

Minority interest in proved developed and undeveloped reserves as of
December 31, 2008	12	89	—	—	—	101
December 31, 2009	12	88	—	—	—	100
December 31, 2010	11	89	—	—	—	100

Proved developed and undeveloped reserves	Equity & non-consolidated affiliates
				Middle
(in million barrels)	Europe	Africa	Americas	East	Asia	Total
Balance as of December 31, 2007	—	43	533	806	—	1,382
Revisions of previous estimates	—	22	1	(2)	—	21
Extensions, discoveries and other	—	—	—	3	—	3
Acquisitions of reserves in place	—	—	6	—	—	6
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(7)	(32)	(88)	—	(127)

Balance as of December 31, 2008	—	58	508	719	—	1,285

Revisions of previous estimates	—	(14)	(5)	(15)	—	(34)
Extensions, discoveries and other	—	—	—	136	—	136
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(7)	(18)	(79)	—	(104)

Balance as of December 31, 2009	—	37	485	761	—	1,283

Revisions of previous estimates	—	4	4	3	—	11
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(7)	(19)	(84)	—	(110)

Balance as of December 31, 2010	—	34	470	680	—	1,184

	Consolidated subsidiaries and equity & non-consolidated affiliates
				Middle
(in million barrels)	Europe	Africa	Americas	East	Asia	Total
As of December 31, 2008
Proved developed and undeveloped reserves	798	2,655	760	944	538	5,695
Consolidated subsidiaries	798	2,597	252	225	538	4,410
Equity and non-consolidated affiliates	—	58	508	719	—	1,285

Proved developed reserves	516	1,357	183	681	65	2,802
Consolidated subsidiaries	516	1,313	56	201	65	2,151
Equity and non-consolidated affiliates	—	44	127	480	—	651

Proved undeveloped reserves	282	1,298	577	263	473	2,893
Consolidated subsidiaries	282	1,284	196	24	473	2,259
Equity and non-consolidated affiliates	—	14	381	239	—	634

As of December 31, 2009
Proved developed and undeveloped reserves	733	2,497	573	949	572	5,324
Consolidated subsidiaries	733	2,460	88	188	572	4,041
Equity and non-consolidated affiliates	—	37	485	761	—	1,283

Proved developed reserves	457	1,331	187	728	65	2,768
Consolidated subsidiaries	457	1,303	66	174	65	2,065
Equity and non-consolidated affiliates	—	28	121	554	—	703

Proved undeveloped reserves	276	1,166	386	221	507	2,556
Consolidated subsidiaries	276	1,157	22	14	507	1,976
Equity and non-consolidated affiliates	—	9	364	207	—	580

As of December 31, 2010
Proved developed and undeveloped reserves	792	2,384	549	919	554	5,198
Consolidated subsidiaries	792	2,350	79	239	554	4,014
Equity and non-consolidated affiliates	—	34	470	680	—	1,184

Proved developed reserves	394	1,250	180	662	58	2,544
Consolidated subsidiaries	394	1,226	53	151	58	1,882
Equity and non-consolidated affiliates	—	24	127	511	—	662

Proved undeveloped reserves	398	1,134	369	257	496	2,654
Consolidated subsidiaries	398	1,124	26	88	496	2,132
Equity and non-consolidated affiliates	—	10	343	169	—	522

Changes in bitumen reserves

Bitumen reserves as of December 31, 2008 and before are included in oil reserves presented in the table “Changes in oil reserves”.

Proved developed and undeveloped reserves	Consolidated subsidiaries
				Middle
(in million barrels)	Europe	Africa	Americas	East	Asia	Total
Balance as of December 31, 2008	—	—	—	—	—	—

Revisions of previous estimates	—	—	176	—	—	176
Extensions, discoveries and other	—	—	192	—	—	192
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	—	(3)	—	—	(3)

Balance as of December 31, 2009	—	—	365	—	—	365

Revisions of previous estimates	—	—	3	—	—	3
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	425	—	—	425
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	—	(4)	—	—	(4)

Balance as of December 31, 2010	—	—	789	—	—	789

Proved developed reserves as of
December 31, 2009	—	—	19	—	—	19

December 31, 2010	—	—	18	—	—	18

Proved undeveloped reserves as of
December 31, 2009	—	—	346	—	—	346

December 31, 2010	—	—	771	—	—	771

There are no bitumen reserves for equity and non-consolidated affiliates.

There are no minority interests for bitumen reserves.

Changes in gas reserves

Proved developed and undeveloped reserves	Consolidated subsidiaries
				Middle
(in billion cubic feet)	Europe	Africa	Americas	East	Asia	Total
Balance as of December 31, 2007	5,531	5,371	2,564	1,572	4,045	19,083

Revisions of previous estimates	145	381	366	300	458	1,650
Extensions, discoveries and other	377	17	—	—	90	484
Acquisitions of reserves in place	76	—	—	—	—	76
Sales of reserves in place	—	—	—	—	(15)	(15)
Production for the year	(622)	(240)	(216)	(103)	(480)	(1,661)

Balance as of December 31, 2008	5,507	5,529	2,714	1,769	4,098	19,617

Revisions of previous estimates	73	(127)	25	(18)	(165)	(212)
Extensions, discoveries and other	55	61	382	399	—	897
Acquisitions of reserves in place	58	—	752	—	—	810
Sales of reserves in place	(13)	—	(64)	—	—	(77)
Production for the year	(633)	(217)	(212)	(122)	(467)	(1,651)

Balance as of December 31, 2009	5,047	5,246	3,597	2,028	3,466	19,384

Revisions of previous estimates	271	346	415	(80)	15	967
Extensions, discoveries and other	193	—	88	70	138	489
Acquisitions of reserves in place	111	—	—	—	51	162
Sales of reserves in place	(43)	(20)	(16)	—	(4)	(83)
Production for the year	(617)	(258)	(278)	(151)	(472)	(1,776)

Balance as of December 31, 2010	4,962	5,314	3,806	1,867	3,194	19,143

Minority interest in proved developed and undeveloped reserves as of
December 31, 2008	75	64	—	—	—	139
December 31, 2009	73	60	—	—	—	133

December 31, 2010	83	67	—	—	—	150

Proved developed and undeveloped reserves	Equity & non-consolidated affiliates
				Middle
(in billion cubic feet)	Europe	Africa	Americas	East	Asia	Total
Balance as of December 31, 2007	—	140	125	6,382	—	6,647

Revisions of previous estimates	—	—	(13)	—	—	(13)
Extensions, discoveries and other	—	76	—	—	—	76
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(1)	(2)	(106)	—	(109)

Balance as of December 31, 2008	—	215	110	6,276	—	6,601

Revisions of previous estimates	—	127	(13)	363	—	477
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(1)	(2)	(141)	—	(144)

Balance as of December 31, 2009	—	341	95	6,498	—	6,934

Revisions of previous estimates	—	50	(2)	(52)	—	(4)
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(1)	(2)	(282)	—	(285)

Balance as of December 31, 2010	—	390	91	6,164	—	6,645

	Consolidated subsidiaries and equity & non-consolidated affiliates
(in billion cubic feet)	Europe	Africa	Americas	Middle East	Asia	Total
As of December 31, 2008
Proved developed and undeveloped reserves	5,507	5,744	2,824	8,045	4,098	26,218
Consolidated subsidiaries	5,507	5,529	2,714	1,769	4,098	19,617
Equity and non-consolidated affiliates	—	215	110	6,276	—	6,601

Proved developed reserves	3,989	2,292	1,849	2,893	2,440	13,463
Consolidated subsidiaries	3,989	2,280	1,807	1,766	2,440	12,282
Equity and non-consolidated affiliates	—	12	42	1,127	—	1,181

Proved undeveloped reserves	1,518	3,452	975	5,152	1,658	12,755
Consolidated subsidiaries	1,518	3,249	907	3	1,658	7,335
Equity and non-consolidated affiliates	—	203	68	5,149	—	5,420

As of December 31, 2009
Proved developed and undeveloped reserves	5,047	5,587	3,692	8,526	3,466	26,318
Consolidated subsidiaries	5,047	5,246	3,597	2,028	3,466	19,384
Equity and non-consolidated affiliates	—	341	95	6,498	—	6,934

Proved developed reserves	3,463	2,272	2,388	6,606	2,059	16,788
Consolidated subsidiaries	3,463	2,261	2,343	1,773	2,059	11,899
Equity and non-consolidated affiliates	—	11	45	4,833	—	4,889

Proved undeveloped reserves	1,584	3,315	1,304	1,920	1,407	9,530
Consolidated subsidiaries	1,584	2,985	1,254	255	1,407	7,485
Equity and non-consolidated affiliates	—	330	50	1,665	—	2,045

As of December 31, 2010
Proved developed and undeveloped reserves	4,962	5,704	3,897	8,031	3,194	25,788
Consolidated subsidiaries	4,962	5,314	3,806	1,867	3,194	19,143
Equity and non-consolidated affiliates	—	390	91	6,164	—	6,645

Proved developed reserves	3,089	2,240	2,474	7,649	1,790	17,242
Consolidated subsidiaries	3,089	2,229	2,439	1,578	1,790	11,125
Equity and non-consolidated affiliates	—	11	35	6,071	—	6,117

Proved undeveloped reserves	1,873	3,464	1,423	382	1,404	8,546
Consolidated subsidiaries	1,873	3,085	1,367	289	1,404	8,018
Equity and non-consolidated affiliates	—	379	56	93	—	528

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The following tables do not include revenues and expenses related to oil and gas transportation activities and LNG liquefaction and transportation activities.

	Consolidated subsidiaries
				Middle
(in million euros)	Europe	Africa	Americas	East	Asia	Total
2008
Non-Group sales	4,521	2,930	707	1,558	2,819	12,535
Group sales	6,310	11,425	360	409	626	19,130
Total Revenues	10,831	14,355	1,067	1,967	3,445	31,665
Production costs	(1,280)	(1,055)	(213)	(249)	(263)	(3,060)
Exploration expenses	(185)	(209)	(130)	(4)	(236)	(764)
Depreciation, depletion and amortization and valuation allowances	(1,266)	(1,195)	(318)	(364)	(471)	(3,614)
Other expenses(a)	(260)	(1,214)	(225)	(357)	(60)	(2,116)
Pre-tax income from producing activities	7,840	10,682	181	993	2,415	22,111
Income tax	(5,376)	(7,160)	(109)	(481)	(1,212)	(14,338)
Results of oil and gas producing activities	2,464	3,522	72	512	1,203	7,773

2009
Non-Group sales	2,499	1,994	583	859	1,926	7,861
Group sales	4,728	7,423	310	556	597	13,614
Total Revenues	7,227	9,417	893	1,415	2,523	21,475
Production costs	(1,155)	(1,122)	(193)	(204)	(243)	(2,917)
Exploration expenses	(160)	(265)	(121)	(81)	(70)	(697)
Depreciation, depletion and amortization and valuation allowances	(1,489)	(1,471)	(262)	(314)	(613)	(4,149)
Other expenses(a)	(261)	(895)	(181)	(170)	(56)	(1,563)
Pre-tax income from producing activities	4,162	5,664	136	646	1,541	12,149
Income tax	(2,948)	(3,427)	(103)	(309)	(747)	(7,534)
Results of oil and gas producing activities	1,214	2,237	33	337	794	4,615

2010
Non-Group sales	2,839	2,639	628	1,038	2,540	9,684
Group sales	5,599	9,894	540	644	683	17,360

Total Revenues	8,438	12,533	1,168	1,682	3,223	27,044

Production costs	(1,281)	(1,187)	(222)	(259)	(279)	(3,228)
Exploration expenses	(266)	(275)	(216)	(8)	(99)	(864)
Depreciation, depletion and amortization and valuation allowances	(1,404)	(1,848)	(368)	(264)	(830)	(4,714)
Other expenses(a)	(299)	(1,014)	(218)	(241)	(72)	(1,844)

Pre-tax income from producing activities	5,188	8,209	144	910	1,943	16,394

Income tax	(3,237)	(5,068)	(83)	(402)	(950)	(9,740)

Results of oil and gas producing activities	1,951	3,141	61	508	993	6,654

(a)	Included production taxes and accretion expense as provided for by IAS 37 (€223 million in 2008, €271 million in 2009 and €326 million in 2010).

	Equity affiliates
				Middle
(in million euros)	Europe	Africa	Americas	East	Asia	Total
Group’s share of results of oil and gas producing activities
2008	—	49	245	287	—	581

2009

Non-Group sales	—	203	528	231	—	962
Group sales	—	—	—	3,382	—	3,382
Total Revenues	—	203	528	3,613	—	4,344
Production costs	—	(31)	(41)	(271)	—	(343)
Exploration expenses	—	—	(17)	—	—	(17)
Depreciation, depletion and amortization and valuation allowances	—	(42)	(73)	(247)	—	(362)
Other expenses	—	(9)	(205)	(2,800)	—	(3,014)
Pre-tax income from producing activities	—	121	192	295	—	608
Income tax	—	(93)	(74)	(101)	—	(268)
Results of oil and gas producing activities	—	28	118	194	—	340

2010

Non-Group sales	—	148	120	596	—	864
Group sales	—	3	565	4,646	—	5,214

Total Revenues	—	151	685	5,242	—	6,078

Production costs	—	(44)	(53)	(195)	(1)	(293)
Exploration expenses	—	(7)	(23)	—	—	(30)
Depreciation, depletion and amortization and valuation allowances	—	(44)	(89)	(259)	—	(392)
Other expenses	—	—	(268)	(4,034)	—	(4,302)

Pre-tax income from producing activities	—	56	252	754	(1)	1,061

Income tax	—	—	(44)	(142)	—	(186)

Results of oil and gas producing activities	—	56	208	612	(1)	875

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT

The following tables set forth the costs incurred in the Group’s oil and gas property acquisition, exploration and development activities, including both capitalized and expensed amounts. They do not include costs incurred related to oil and gas transportation and LNG liquefaction and transportation activities.

	Consolidated subsidiaries
				Middle
(in million euros)	Europe	Africa	Americas	East	Asia	Total
2008
Proved property acquisition	269	78	—	8	18	373
Unproved property acquisition	24	143	22	5	3	197
Exploration costs	228	493	155	11	312	1,199
Development costs(a)	2,035	3,121	408	281	1,596	7,441
Total cost incurred	2,556	3,835	585	305	1,929	9,210
2009
Proved property acquisition	71	45	1,551	105	—	1,772
Unproved property acquisition	26	8	403	—	21	458
Exploration costs	284	475	222	87	123	1,191
Development costs(a)	1,658	3,288	618	250	1,852	7,666
Total cost incurred	2,039	3,816	2,794	442	1,996	11,087
2010
Proved property acquisition	162	137	26	139	21	485
Unproved property acquisition	5	124	1,186	8	619	1,942
Exploration costs	361	407	276	17	250	1,311
Development costs(a)	1,565	3,105	718	247	2,007	7,642

Total cost incurred	2,093	3,773	2,206	411	2,897	11,380

Group’s share of costs of property acquisition, exploration and development	Equity affiliates
				Middle
(in million euros)	Europe	Africa	Americas	East	Asia	Total
2008	—	360	85	527	—	972

2009
Proved property acquisition	—	—	—	—	—	—
Unproved property acquisition	—	—	—	—	—	—
Exploration costs	—	—	22	3	—	25
Development costs(a)	—	28	93	293	23	437
Total cost incurred	—	28	115	296	23	462
2010
Proved property acquisition	—	—	—	—	—	—
Unproved property acquisition	—	—	—	—	—	—
Exploration costs	—	4	30	4	—	38
Development costs(a)	—	20	99	476	73	668

Total cost incurred	—	24	129	480	73	706

(a)	Including asset retirement costs capitalized during the year and any gains or losses recognized upon settlement of asset retirement obligation during the year.

CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

The following tables do not include capitalized costs related to oil and gas transportation and LNG liquefaction and transportation activities.

	Consolidated subsidiaries
				Middle
(in million euros)	Europe	Africa	Americas	East	Asia	Total
As of December 31, 2008
Proved properties	26,030	25,136	4,508	4,824	8,836	69,334
Unproved properties	132	1,145	204	25	410	1,916
Total capitalized costs	26,162	26,281	4,712	4,849	9,246	71,250
Accumulated depreciation, depletion and amortization	(18,382)	(12,339)	(2,051)	(3,420)	(2,598)	(38,790)
Net capitalized costs	7,780	13,942	2,661	1,429	6,648	32,460

As of December 31, 2009
Proved properties	30,613	27,557	7,123	5,148	10,102	80,543
Unproved properties	337	1,138	839	30	555	2,899
Total capitalized costs	30,950	28,695	7,962	5,178	10,657	83,442
Accumulated depreciation, depletion and amortization	(21,870)	(13,510)	(2,214)	(3,325)	(3,085)	(44,004)
Net capitalized costs	9,080	15,185	5,748	1,853	7,572	39,438

As of December 31, 2010
Proved properties	31,735	32,494	7,588	5,715	12,750	90,282
Unproved properties	402	1,458	2,142	49	1,433	5,484
Total capitalized costs	32,137	33,952	9,730	5,764	14,183	95,766
Accumulated depreciation, depletion and amortization	(23,006)	(16,716)	(2,302)	(3,849)	(4,092)	(49,965)

Net capitalized costs	9,131	17,236	7,428	1,915	10,091	45,801

Group’s share of net capitalized costs	Equity affiliates
				Middle
(in million euros)	Europe	Africa	Americas	East	Asia	Total
As of December 31, 2008	—	403	288	638	—	1,329

As of December 31, 2009
Proved properties	—	610	726	2,404	—	3,740
Unproved properties	—	—	135	—	62	197
Total capitalized costs	—	610	861	2,404	62	3,937
Accumulated depreciation, depletion and amortization	—	(387)	(171)	(1,723)	—	(2,281)
Net capitalized costs	—	223	690	681	62	1,656

As of December 31, 2010
Proved properties	—	639	887	3,110	—	4,636
Unproved properties	—	25	168	—	138	331
Total capitalized costs	—	664	1,055	3,110	138	4,967
Accumulated depreciation, depletion and amortization	—	(462)	(307)	(2,029)	—	(2,798)

Net capitalized costs	—	202	748	1,081	138	2,169

STANDARDIZED MEASURE OF
DISCOUNTED FUTURE NET CASH FLOWS

The standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities was developed as follows:

•	Estimates of proved reserves and the corresponding production profiles are based on existing technical and economic conditions;

•	The estimated future cash flows are determined based on prices used in estimating the Group’s proved oil and gas reserves;

•	The future cash flows incorporate estimated production costs (including production taxes), future development costs and asset retirement costs. All cost estimates are based on year-end technical and economic conditions;

•	Future income taxes are computed by applying the year-end statutory tax rate to future net cash flows after consideration of permanent differences and future income tax credits; and

•	Future net cash flows are discounted at a standard discount rate of 10 percent.

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

	Consolidated subsidiaries
				Middle
(in million euros)	Europe	Africa	Americas	East	Asia	Total
As of December 31, 2008
Future cash inflows	42,749	67,761	7,963	7,047	19,745	145,265
Future production costs	(8,593)	(15,372)	(4,040)	(1,942)	(5,224)	(35,171)
Future development costs	(10,423)	(21,594)	(1,863)	(733)	(7,497)	(42,110)
Future income taxes	(15,651)	(14,571)	(367)	(1,577)	(2,545)	(34,711)

Future net cash flows, after income taxes	8,082	16,224	1,693	2,795	4,479	33,273
Discount at 10%	(3,645)	(8,144)	(715)	(1,333)	(3,450)	(17,287)

Standardized measure of discounted future net cash flows	4,437	8,080	978	1,462	1,029	15,986

As of December 31, 2009
Future cash inflows	50,580	107,679	18,804	9,013	32,004	218,080
Future production costs	(11,373)	(23,253)	(8,286)	(2,831)	(6,996)	(52,739)
Future development costs	(12,795)	(21,375)	(5,728)	(698)	(6,572)	(47,168)
Future income taxes	(17,126)	(36,286)	(1,293)	(2,041)	(5,325)	(62,071)

Future net cash flows, after income taxes	9,286	26,765	3,497	3,443	13,111	56,102
Discount at 10%	(3,939)	(13,882)	(2,696)	(1,558)	(8,225)	(30,300)

Standardized measure of discounted future net cash flows	5,347	12,883	801	1,885	4,886	25,802

As of December 31, 2010
Future cash inflows	65,644	142,085	42,378	14,777	41,075	305,959
Future production costs	(16,143)	(29,479)	(19,477)	(4,110)	(6,476)	(75,685)
Future development costs	(18,744)	(25,587)	(8,317)	(3,788)	(8,334)	(64,770)
Future income taxes	(20,571)	(51,390)	(3,217)	(2,541)	(7,281)	(85,000)

Future net cash flows, after income taxes	10,186	35,629	11,367	4,338	18,984	80,504
Discount at 10%	(5,182)	(16,722)	(8,667)	(2,106)	(11,794)	(44,471)

Standardized measure of discounted future net cash flows	5,004	18,907	2,700	2,232	7,190	36,033

Minority interests in future net cash flows as of
December 31, 2008	217	(50)	—	—	—	167
December 31, 2009	212	60	—	—	—	272

As of December 31, 2010	273	344	—	—	—	617

	Equity affiliates
				Middle
(in million euros)	Europe	Africa	Americas	East	Asia	Total
Group’s share of future net cash flows
As of December 31, 2008	—	418	608	4,275	—	5,301

As of December 31, 2009
Future cash inflows	—	1,432	16,750	48,486	—	66,668
Future production costs	—	(624)	(6,993)	(30,739)	—	(38,356)
Future development costs	—	(26)	(1,924)	(3,891)	—	(5,841)
Future income taxes	—	(245)	(3,650)	(1,843)	—	(5,738)

Future net cash flows, after income taxes	—	537	4,183	12,013	—	16,733
Discount at 10%	—	(239)	(2,816)	(6,383)	—	(9,438)

Standardized measure of discounted future net cash flows	—	298	1,367	5,630	—	7,295

As of December 31, 2010
Future cash inflows	—	1,814	22,293	59,472	—	83,579
Future production costs	—	(765)	(8,666)	(40,085)	—	(49,516)
Future development costs	—	(26)	(2,020)	(3,006)	—	(5,052)
Future income taxes	—	(349)	(5,503)	(2,390)	—	(8,242)

Future net cash flows, after income taxes	—	674	6,104	13,991	—	20,769
Discount at 10%	—	(203)	(3,946)	(7,386)	—	(11,535)

Standardized measure of discounted future net cash flows	—	471	2,158	6,605	—	9,234

CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

(in million euros)	2010	2009	2008
Consolidated subsidiaries
Beginning of year	25,802	15,986	48,464
Sales and transfers, net of production costs	(22,297)	(17,266)	(26,109)
Net change in sales and transfer prices and in production costs and other expenses	30,390	35,738	(81,358)
Extensions, discoveries and improved recovery	716	(267)	556
Changes in estimated future development costs	(7,245)	(4,847)	(2,227)
Previously estimated development costs incurred during the year	7,896	7,552	6,960
Revisions of previous quantity estimates	5,523	164	2,693
Accretion of discount	2,580	1,599	4,846
Net change in income taxes	(6,773)	(12,455)	63,611
Purchases of reserves in place	442	230	50
Sales of reserves in place	(1,001)	(632)	(1,500)

End of year	36,033	25,802	15,986

(in million euros)	2010	2009
Equity affiliates
Beginning of year	7,295	5,301
Sales and transfers, net of production costs	(1,583)	(987)
Net change in sales and transfer prices and in production costs and other expenses	2,366	2,789
Extensions, discoveries and improved recovery	—	407
Changes in estimated future development costs	195	(88)
Previously estimated development costs incurred during the year	651	854
Revisions of previous quantity estimates	308	(790)
Accretion of discount	730	530
Net change in income taxes	(728)	(721)
Purchases of reserves in place	—	—
Sales of reserves in place	—	—

End of year	9,234	7,295

OTHER INFORMATION

Net gas production, production prices and production costs

	Consolidated subsidiaries
				Middle
	Europe	Africa	Americas	East	Asia	Total
2009
Natural gas production available for sale (Mcf/d)(a)	1,643	480	545	297	1,224	4,189
Production prices(b)
Oil (€/b)	40.76	40.77	36.22	39.94	37.66	40.38
Bitumen (€/b)	—	—	23.17	—	—	23.17
Natural gas (€/kcf)	4.81	1.33	1.56	0.72	4.47	3.70
Production costs per unit of production (€/boe)(c)(d)
Total liquids and natural gas	5.30	4.35	3.59	3.86	2.52	4.30
Bitumen	—	—	25.45	—	—	25.45

	Equity affiliates
				Middle
	Europe	Africa	Americas	East	Asia	Total
2009
Natural gas production available for sale (Mcf/d)(a)	—	—	—	268	—	268
Production prices(b)
Oil (€/b)	—	42.98	33.14	43.98	—	42.18
Bitumen (€/b)	—	—	—		—	—
Natural gas (€/kcf)	—	—	—	3.53	—	3.53
Production costs per unit of production (€/boe)(c)
Total liquids and natural gas	—	4.21	2.24	2.81	—	2.81
Bitumen	—	—	—	—	—	—

	Consolidated subsidiaries
				Middle
	Europe	Africa	Americas	East	Asia	Total
2010
Natural gas production available for sale (Mcf/d)(a)	1,603	608	732	375	1,234	4,552
Production prices(b)
Oil (€/b)	55.70	56.18	45.28	55.83	52.33	55.39
Bitumen (€/b)	—	—	33.19	—	—	33.19
Natural gas (€/kcf)	5.17	1.55	1.83	0.63	5.67	3.94
Production costs per unit of production (€/boe)(c)
Total liquids and natural gas	6.23	4.53	3.29	4.82	2.93	4.72
Bitumen	—	—	17.49	—	—	17.49

	Equity affiliates
				Middle
	Europe	Africa	Americas	East	Asia	Total
2010
Natural gas production available for sale (Mcf/d)(a)	—	—	—	650	—	650
Production prices(b)
Oil (€/b)	—	53.96	43.81	57.03	—	54.95
Bitumen (€/b)	—	—	—	—	—	—
Natural gas (€/kcf)	—	—	—	2.30	—	2.30
Production costs per unit of production (€/boe)(c)
Total liquids and natural gas	—	6.31	2.76	1.54	—	1.91
Bitumen	—	—	—	—	—	—

(a)	The reported volumes are different from those shown in the reserves table due to gas consumed in operations.
(b)	The volumes used for calculation of the average sales prices are the ones sold from the Group’s own production.
(c)	The volumes of liquids used for this computation are shown in the proved reserves tables of this report. The reported volumes for natural gas are different from those shown in the reserves table due to gas consumed in operations.
(d)	Production costs previously reported for consolidated subsidiaries have been restated.