Form 20-F
period 2011-12-31
TOTAL SA
filed 2012-03-26
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

2,363,767,313 Shares, par value €2.50 each, as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).**

Yes  ☐    No  ☐

** This requirement is not currently applicable to the registrant.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).      Yes  ☐     No  ☑

i

Basis of Presentation

Financial information included in this Annual Report is presented according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU) as of December 31, 2011.

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

Additional Information

This Annual Report on Form 20-F reports information primarily regarding TOTAL’s business, operations and financial information relating to the fiscal year ended December 31, 2011. For more recent updates regarding TOTAL, you may inspect any reports, statements or other information TOTAL files with the United States Securities and Exchange Commission (“SEC”). All of TOTAL’s SEC filings made after December 31, 2001, are available to the public at the SEC Web site at http://www.sec.gov and from certain commercial document retrieval services. See also “Item 10. Additional Information — Documents on Display”.

CERTAIN TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The area, expressed in acres, over which TOTAL has interests in exploration or production.

“ADRs”	American Depositary Receipts evidencing ADSs.

“ADSs”	American Depositary Shares representing the shares of TOTAL S.A.

“barrels”	Barrels of crude oil, natural gas liquids (NGL) or bitumen.

“Company”	TOTAL S.A.

“condensates”	Condensates are a mixture of hydrocarbons that exist in a gaseous phase at original reservoir temperature and pressure, but that, when produced, exist in a liquid phase at surface temperature and pressure. Condensates are sometimes referred to as C5+.

“crude oil”	Crude oil is a mixture of compounds (mainly pentanes and heavier hydrocarbons) that exists in a liquid phase at original reservoir temperature and pressure and remains liquid at atmospheric pressure and ambient temperature. “Crude oil” or “oil” are sometimes used as generic terms to designate crude oil plus natural gas liquids (NGL).

“Depositary”	The Bank of New York Mellon.

“Depositary Agreement”	The depositary agreement pursuant to which ADSs are issued, a copy of which is attached as Exhibit 1 to the registration statement on Form F-6 (Reg. No. 333-172005) filed with the SEC on February 1, 2011.

“Group”	TOTAL S.A. and its subsidiaries and affiliates. The terms TOTAL and Group are used interchangeably.

“hydrocracker”	A refinery unit which uses a catalyst and extraordinarily high pressure, in the presence of surplus hydrogen, to shorten molecules.

“liquids”	Liquids consist of crude oil, bitumen and natural gas liquids (NGL).

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas is a mixture of hydrocarbons, the principal components of which are propane and butane, in a gaseous state at atmospheric pressure, but which is liquefied under moderate pressure and ambient temperature

“NGL”	Natural gas liquids consist of condensates and LPG.

“oil and gas”	Generic term which includes all hydrocarbons (e.g., crude oil, natural gas liquids (NGL), bitumen and natural gas).

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

“proved developed reserves”	Proved developed oil and gas reserves are proved reserves that can be expected to be recovered (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. The full definition of “developed reserves” that we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the SEC is found in Rule 4-10 of Regulation S-X under the U.S. Securities Act of 1933, as amended (including as amended by the SEC “Modernization of Oil and Gas Reporting” Release No. 33-8995 of December 31, 2008).

“proved undeveloped reserves”	Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. The full definition of “undeveloped reserves” that we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the SEC is found in Rule 4-10 of Regulation S-X under the U.S. Securities Act of 1933, as amended (including as amended by the SEC “Modernization of Oil and Gas Reporting” Release No. 33-8995 of December 31, 2008).

“steam cracker”	A petrochemical plant that turns naphtha and light hydrocarbons into ethylene, propylene, and other chemical raw materials.

“TOTAL”	TOTAL S.A. and its subsidiaries and affiliates. We use such term interchangeably with the term Group. When we refer to the parent holding company alone, we use the term TOTAL S.A. or the Company.

“trains”	Facilities for converting, liquefying, storing and off-loading natural gas.

“ERMI”	ERMI is an indicator intended to represent the refining margin after variable costs for a theoretical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in the region.

“turnarounds”	Temporary shutdowns of facilities for maintenance, overhaul and upgrading.

ABBREVIATIONS

b	barrel	k	thousand
cf	cubic feet	M	million
boe	barrel of oil equivalent	B	billion
t	metric ton	W	watt
m3	cubic meter	GWh	gigawatt-hour
/d	per day	TWh	terawatt-hour
/y	per year	Wp	watt peak
		Btu	British thermal unit

CONVERSION TABLE

1 acre	= 0.405 hectares

1 b	= 42 U.S. gallons

1 boe	= 1 b of crude oil	= 5,447 cf of gas in 2011(a)

= 5,478 cf of gas in 2010

= 5,490 cf of gas in 2009

1 b/d of crude oil	= approximately 50 t/y of crude oil

1 Bm3/y	= approximately 0.1 Bcf/d

1 m3	= 35.3147 cf

1 kilometer	= approximately 0.62 miles

1 ton	= 1 t	= 1,000 kilograms (approximately 2,205 pounds)

1 ton of oil	= 1 t of oil	= approximately 7.5 b of oil (assuming a specific gravity of 37° API)

1 Mt of LNG	= approximately 48 Mcf of gas

1 Mt/y LNG	= approximately 131 Mcf/d

(a)	Natural gas is converted to barrels of oil equivalent using a ratio of cubic feet of natural gas per one barrel. This ratio is based on the actual average equivalent energy content of TOTAL’s natural gas reserves during the applicable periods, and is subject to change. The tabular conversion rate is applicable to TOTAL’s natural gas reserves on a group-wide basis.

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
•

the ability to respond to challenges in international markets, including political or economic conditions (including national and international armed conflict) and trade and regulatory matters (including actual or proposed sanctions on companies that conduct business in certain countries);

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data for TOTAL on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. The historical consolidated financial statements of TOTAL for these periods, from which the financial data presented below for such periods are derived, have been audited by Ernst & Young Audit and KPMG S.A., independent registered public accounting firms, and the Company’s auditors. All such data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere herein.

SELECTED CONSOLIDATED FINANCIAL DATA

(M€ , except share and per share data)	2011		2010	2009	2008	2007
INCOME STATEMENT DATA
Revenues from sales	166,550		140,476	112,153	160,331	136,824
Net income, Group share	12,276		10,571	8,447	10,590	13,181
Earnings per share	5.46		4.73	3.79	4.74	5.84
Fully diluted earnings per share	5.44		4.71	3.78	4.71	5.80
CASH FLOW STATEMENT DATA
Cash flow from operating activities	19,536		18,493	12,360	18,669	17,686
Total expenditures	24,541		16,273	13,349	13,640	11,722
BALANCE SHEET DATA
Total assets	164,049		143,718	127,753	118,310	113,541
Non-current financial debt	22,557		20,783	19,437	16,191	14,876
Non-controlling interests	1,352		857	987	958	842
Shareholders’ equity — Group share	68,037		60,414	52,552	48,992	44,858
Common shares	5,909		5,874	5,871	5,930	5,989
DIVIDENDS
Dividend per share (euros)	€2.28	(a)	€2.28	€2.28	€2.28	€2.07
Dividend per share (dollars)	$3.10	(a)(b)	$3.15	$3.08	$3.01	$3.14
COMMON SHARES(c)
Average number outstanding of common shares €2.50 par value (shares undiluted)	2,247,479,529		2,234,829,043	2,230,599,211	2,234,856,551	2,255,294,231
Average number outstanding of common shares €2.50 par value (shares diluted)	2,256,951,403		2,244,494,576	2,237,292,199	2,246,658,542	2,274,384,984

(a)	Subject to approval by the shareholders’ meeting on May 11, 2012.
(b)	Estimated dividend in dollars includes the first quarterly interim dividend of $0.763 paid in September 2011 and the second quarterly interim dividend of $0.742 paid in December 2011, as well as the third quarterly interim dividend of €0.57 payable in March 2012 (ADR-related payment in April 2012) and the proposed final dividend of €0.57 payable in June 2012 (ADR-related payment in July 2012), both converted at a rate of $1.40/€.
(c)	The number of common shares shown has been used to calculate per share amounts.

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

DOLLAR/EURO EXCHANGE RATES

Year	Average Rate
2007	1.3705
2008	1.4708
2009	1.3948
2010	1.3257
2011	1.3920

The table below shows the high and low dollar/euro exchange rates for the three months ended December 31, 2011, and for the first three months of 2012, based on the daily ECB reference exchange rates published during the relevant month expressed in dollars per €1.00.

DOLLAR/EURO EXCHANGE RATES

Period	High	Low
October 2011	1.4160	1.3181
November 2011	1.3809	1.3229
December 2011	1.3511	1.2889
January 2012	1.3176	1.2669
February 2012	1.3454	1.2982
March 2012(a)	1.3312	1.3057

(a)	Through March 22, 2012.

The ECB reference exchange rate on March 22, 2012, for the dollar against the euro was $1.3167/€.

(1)	For the period 2007 — 2011, the averages of the ECB reference exchange rates expressed in dollars per €1.00 on the last business day of each month during the relevant year are as follows: 2007 — 1.38; 2008 — 1.47; 2009 — 1.40; 2010 — 1.32; and 2011 — 1.40.

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

Substantial or extended declines in oil and natural gas prices would adversely affect our results of operations by reducing our profits. For the year 2012, we estimate that a decrease of $1.00 per barrel in the average annual price of Brent crude would have the effect of reducing our annual adjusted net operating income from the Upstream segment by approximately €0.11 billion (calculated with a base case exchange rate of $1.40 per €1.00). In addition to the adverse effect on revenues, margins and profitability from any fall in oil and natural gas prices, a prolonged period of low prices or other indicators could lead to reviews for impairment of the Group’s oil and natural gas properties and could impact reserves. Such reviews would reflect management’s view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on our results of operations in the period in which it occurs. Lower oil and natural gas prices over prolonged periods may also reduce the economic viability of projects planned or in development, causing us to cancel or postpone capital expansion projects, and may reduce liquidity, thereby potentially decreasing our ability to finance capital expenditures. If we are unable to follow through with capital expansion projects, our opportunities for future revenue and profitability growth would be reduced, which could materially impact our financial condition.

However, in a high oil and gas price environment, we can experience sharp increases in cost and fiscal take, and, under some production-sharing contracts, our entitlement to reserves could be reduced. Higher prices can also reduce demand for our products.

Our long-term profitability depends on cost effective discovery, acquisition and development of new reserves; if we are unsuccessful, our results of operations and financial condition would be materially and adversely affected.

A significant portion of our revenues and the majority of our operating income are derived from the sale of oil and gas which we extract from underground reserves developed as part of our Upstream business. In order for this business to continue to be profitable, we need to replace depleted reserves with new proved reserves. Furthermore, we need to accomplish such replacement in a manner that allows subsequent production to be economically viable. However, our ability to discover or acquire and develop new reserves successfully is uncertain and can be negatively affected by a number of factors, including:

•	unexpected drilling conditions, including pressure or irregularities in geological formations;
•	the risk of dry holes or failure to find commercial quantities of hydrocarbons;
•	equipment failures, fires, blow-outs or accidents;
•	our inability to develop new technologies that permit access to previously inaccessible fields;

•	adverse weather conditions;
•	compliance with both anticipated and unanticipated governmental requirements;
•	shortages or delays in the availability or delivery of appropriate equipment;
•	industrial action;
•	competition from publicly held and state-run oil and gas companies for the acquisition of assets and licenses;
•	increased taxes and royalties, including retroactive claims; and
•	problems with legal title.

Any of these factors could lead to cost overruns and impair our ability to make discoveries and acquisitions or complete a development project, or to make production economical. If we fail to develop new reserves cost-effectively on an ongoing basis, our results of operations, including profits, and our financial condition, would be materially and adversely affected.

Our oil and gas reserve data are only estimates, and subsequent downward adjustments are possible. If actual production from such reserves is lower than current estimates indicate, our results of operations and financial condition would be negatively impacted.

Our proved reserves figures are estimates reflecting applicable reporting regulations as they may evolve. Proved reserves are those reserves which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. Reserves are estimated by teams of qualified, experienced and trained geoscientists, petroleum engineers and project engineers, who rigorously review and analyze in detail all available geosciences and engineering data (e.g., seismic, electrical logs, cores, fluids, pressures, flow rates, facilities parameters). This process involves making subjective judgments, including with respect to the estimate of hydrocarbons initially in place, initial production rates and recovery efficiency, based on available geological, technical and economic data. Consequently, estimates of reserves are not exact measurements and are subject to revision. In addition, they may be negatively impacted by a variety of factors which are beyond our control and which could cause such estimates to be adjusted downward in the future, or cause our actual production to be lower than our currently reported proved reserves indicate. The main such factors include:

•	a decline in the price of oil or gas, making reserves no longer economically viable to exploit and therefore not classifiable as proved;
•	an increase in the price of oil or gas, which may reduce the reserves that we are entitled to under production sharing and risked service contracts and other contractual terms;
•	changes in tax rules and other government regulations that make reserves no longer economically viable to exploit; and
•	the actual production performance of our reservoirs.

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

A significant portion of our oil and gas production occurs in unstable regions around the world, most significantly Africa, but also the Middle East, Asia-Pacific and South America. Approximately 28%, 24%, 10% and 8%, respectively, of our 2011 combined liquids and gas production came from these four regions. In recent years, a number of the countries in these regions have experienced varying degrees of one or more of the following: economic instability, political volatility, civil war, violent conflict and social unrest. In Africa, certain of the countries in which we have production have recently suffered from some of these conditions, including Nigeria, where we had in 2011 our second highest hydrocarbon production, and Libya.

The Middle East in general has recently suffered increased political volatility in connection with violent conflict and social unrest. A number of countries in South America where we have production and other facilities, including Argentina, Bolivia and Venezuela, have suffered from political or economic instability and social unrest and related problems. In Asia-Pacific, Indonesia has suffered some of these conditions. Any of these conditions alone or in combination could disrupt our operations in any of these regions, causing substantial declines in production. Furthermore, in addition to current production, we are also exploring for and developing new reserves in other regions of the world that are historically characterized by political, social and economic instability, such as the Caspian Sea region where we have large projects currently underway. The occurrence and magnitude of incidents related to economic, social and political instability are unpredictable. It is possible that they could have a material adverse impact on our production and operations in the future.

We are exposed to risks regarding the safety and security of our operations.

TOTAL engages in a broad scope of activities, which include drilling, oil and gas production, processing, transportation, refining and petrochemical activities, storage and distribution of petroleum products, and production of base chemical and specialty products, and involve a wide range of operational risks. Among these risks are those of explosions, fires, accidents, equipment failures or leakage of toxic products or emissions or discharges into the air, water or soil, including related environmental risks. We also face risks, once production is discontinued, because our activities require environmental site remediation. In the transportation area, the type of risk depends not only on the hazardous nature of the products transported, but also on the transportation methods used (mainly pipelines, maritime, river-maritime, rail, road), the volumes involved, and the sensitivity of the regions through which the transport passes (quality of infrastructure, population density, environmental considerations). Acts of terrorism against our plants and offices, pipelines, transportation or computer systems could severely disrupt businesses and operations and could cause harm to people.

Certain branches or activities face specific additional risks. In Exploration & Production, we face risks related to the physical characteristics of our oil or gas fields. These include the risks of eruptions of oil or of gas, discovery of hydrocarbon pockets with abnormal pressure, crumbling of well openings, leaks that can harm the environment and risks of fire or explosion. These events may cause injury or death, damage or destroy oil or gas wells as well as equipment and other property, lead to a disruption of activity or cause environmental damage. In addition, since exploration and production activities may take place on sites that are ecologically sensitive (for example, in tropical forests or in a marine environment), each site requires a risk-based approach to avoid or minimize the impact on human health, flora and fauna, the ecosystem and biodiversity. In certain situations where TOTAL is not the operator, the Group may have reduced influence and control over third parties, which may limit its ability to manage and control these risks. TOTAL’s activities in the Refining & Chemicals and Supply & Marketing segments also entail additional health, safety and environmental risks related to the overall life cycle of the products manufactured, as well as raw materials used in the manufacturing process, such as catalysts, additives and monomer feedstocks. These risks can arise from the intrinsic characteristics of the products involved (flammability, toxicity, or long-term environmental impacts such as greenhouse gas emissions), their use (including by customers), emissions and discharges resulting from their manufacturing process, and from recycling or disposing of materials and wastes at the end of their useful life.

Contractual terms may provide for indemnification obligations, either by TOTAL in favor of third-parties or by third-parties for TOTAL’s benefit, if, notably, an event occurs leading to personal injury, death, property damage or discharge of hazardous materials into the environment. With respect to joint ventures the assets of which are operated by TOTAL, contractual terms generally provide that TOTAL assumes liability for damages caused by its gross negligence or willful misconduct. With respect to joint ventures in which TOTAL has an interest but that assets of which are operated by others, contractual terms generally provide that the operator assumes liability for damages caused by its gross negligence or willful misconduct. All other liabilities of any type of joint venture are generally assumed by the partners in proportion to their respective ownership interests. With respect to third party providers of goods and services, the amount and nature of liabilities assumed by the third party depends on the context and may be limited by contract. With respect to the Group’s customers, TOTAL seeks to ensure that its products meet applicable specifications and that TOTAL abides by all applicable consumer protection laws. Failure to do so could lead to personal injury, environmental harm, regulatory violations and loss of customers, and could negatively impact our results of operations, financial condition and reputation.

While our insurance coverage is in line with industry practice, we are not insured against all possible risks.

We maintain insurance to protect us against the risk of damage to Group property and/or business disruption to our main refining and petrochemical sites. In addition, we also maintain worldwide third-party liability insurance coverage for all of our subsidiaries. Our insurance and risk management policies are described under “Item 4. Other Matters — Insurance and risk management”. While we believe our insurance coverage is in line with industry practice and sufficient to cover normal risks in our operations, we are not insured against all possible risks. In the event of a major environmental disaster, for example, our liability may exceed the maximum coverage provided by our third-party liability insurance. The loss we could suffer in the event of such a disaster would depend on all the facts and circumstances and would be subject to a whole range of uncertainties, including legal uncertainty as to the scope of liability for consequential damages, which may include economic damage not directly connected to the disaster. The Group cannot guarantee that it will not suffer any uninsured loss and there can be no assurance, particularly in the case of a major environmental disaster or industrial accident, that such loss would not have a material adverse effect on the Group.

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

Regulatory measures designed to address climate change and physical effects attributed to climate change may adversely affect our businesses.

Growing public concerns in the EU and globally that rising greenhouse gas emissions and climate change may significantly affect the environment and society could adversely affect our businesses, including by the addition of stricter regulations that increase our operating costs, affect product sales and reduce profitability. Furthermore, our business operates in varied locales where the potential physical impacts of climate change, including changes in weather patterns, are highly uncertain and may adversely impact the results of our operations.

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

Ethical misconduct or breaches of applicable laws by our employees could expose us to criminal and civil penalties and be damaging to our reputation and shareholder value.

Our Code of Conduct, which applies to all of our employees, defines our commitment to integrity, compliance with all applicable legal requirements, high ethical standards and the behaviors and actions we expect of our businesses and people wherever we operate. Ethical misconduct or non-compliance with applicable laws and regulations, including non-compliance with anti-bribery, anticorruption and other applicable laws, could expose TOTAL and our employees to criminal and civil penalties and could be damaging to our reputation and shareholder value.

Disruption of our critical IT services or breaches of information security could adversely affect our operations.

Our businesses depend heavily on the reliability and security of our information technology (“IT”) systems. If the integrity of our IT systems were compromised due to, for example, technical failure or cyber attack, our business operations and assets could sustain serious damage, material intellectual property could be divulged and, in some cases, personal injury, environmental harm and regulatory violations could occur.

We have activities in certain countries which are subject to U.S. and EU sanctions and our activities in Iran and Syria could lead to sanctions under relevant U.S. and EU legislation.

The United States and the European Union (“EU”) have adopted legal restrictions with respect to certain activities in Cuba, Iran, Sudan and Syria, and the U.S. Department of State has identified these countries as state sponsors of terrorism. We currently have investments in Iran and, to a lesser extent, Syria and Cuba.

With respect to Iran, the United States adopted legislation in 1996 implementing sanctions against non-U.S. companies doing business in Iran and Libya (the Iran and Libya Sanctions Act, referred to as “ILSA”), which in 2006 was amended to concern only business in Iran (then renamed the Iran Sanctions Act, referred to as “ISA”).

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

In each of the years since the passage of ILSA and until 2007, TOTAL made investments in Iran in excess of $20 million (excluding the investments made as part of the development of South Pars). Since 2008, TOTAL’s position has consisted essentially in being reimbursed for its past investments as part of buyback contracts signed between 1995 and 1999 with respect to permits on which the Group is no longer the operator. In 2011, TOTAL had no production in Iran.

ISA was amended in July 2010 by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (“CISADA”), which expanded the scope of ISA and restricted the President’s ability to grant waivers. In addition to sanctionable investments in Iran’s petroleum sector, parties may now be sanctioned for any transaction exceeding $1 million or series of transactions exceeding $5 million in any 12-month period for knowingly providing to Iran refined petroleum products, and for knowingly providing to Iran goods, services, technology, information or support that could directly and significantly either (i) facilitate the maintenance or expansion of Iran’s domestic production of refined petroleum products, or (ii) contribute to the enhancement of Iran’s ability to import refined petroleum products. The sanctions to be imposed against violating parties generally prohibit transactions in foreign exchange by the sanctioned party, prohibit any transfers of credit or payments between, by, through or to any financial institution to the extent that such transfers or payments involve any interest of the sanctioned party, and require blocking of any property of the sanctioned party that is subject to the jurisdiction of the United States. Investments in the petroleum sector commenced prior to the adoption of CISADA appear to remain subject to the pre-amended version of ISA. The new sanctions added by CISADA would be available with respect to new investments in the petroleum sector or any other sanctionable activity occurring on or after July 1, 2010. Prior to CISADA’s enactment, TOTAL discontinued prohibited sales under ISA, as amended by CISADA, of refined products to Iran.

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

On November 21, 2011, President Obama issued Executive Order 13590, which authorized sanctions that are similar to those available under ISA for knowingly, on or after November 21, 2011, selling, leasing, or providing to Iran goods, services, technology, or support that (i) has a fair market value of $1 million or more or that, during a 12-month period, has an aggregate fair market value of $5 million or more, and that could directly and significantly contribute to the maintenance or enhancement of Iran’s ability to develop petroleum resources located in Iran, or (ii) has a fair market value of $250,000 or more or that, during a 12-month period, has an aggregate fair market value of $1 million or more, and that could directly and significantly contribute to the maintenance or expansion of Iran’s domestic production of petrochemical products. TOTAL does not conduct activities in Iran that could be sanctionable under Executive Order 13590, and there is no provision in Executive Order 13590 that modifies the aforementioned “Special Rule”. In addition, the U.S. State Department has published guidance that states the completion of existing contracts is not sanctionable under Executive Order 13590.

France and the EU have adopted measures, based on United Nations Security Council resolutions, which restrict the movement of certain individuals and goods to or from Iran as well as certain financial transactions with Iran, in each case when such individuals, goods or transactions are related to nuclear proliferation and weapons activities or likely to contribute to their development. In July and October 2010, the European Union adopted new restrictive measures regarding Iran. Among other things, the supply of key equipment and technology in the following sectors of the oil and gas industry in Iran are prohibited: refining, liquefied natural gas, exploration and production. The prohibition extends to technical assistance, training and financial assistance in connection with such items. Extension of loans or credit to, acquisition of shares in, entry into joint ventures with or other participation in enterprises in Iran (or Iranian-owned enterprises outside of Iran) engaged in any of the targeted sectors also is prohibited. Moreover, with respect to restrictions on transfers of funds and on financial services, any transfer of at least €40,000 or equivalent to an Iranian individual or entity shall require a prior authorization of the competent authorities of the EU Member States.

On January 23, 2012, the Council of the European Union prohibited the purchase, import and transport of Iranian oil and petroleum and petrochemical products by European persons and by entities constituted under the laws of an EU Member State. Prior to that date, TOTAL had ceased these now-prohibited activities.

TOTAL continues to closely monitor legislative and other developments in France, the EU and the United States in order to determine whether its limited activities in Iran, Syria and other sanctioned or potentially sanctioned jurisdictions could subject it to the application of sanctions. The Group cannot assure that current or future regulations or developments will not have a negative impact on its business or reputation.

With respect to Syria, the EU adopted measures in May 2011 with criminal and financial penalties that prohibit the supply of certain equipment to Syria, as well as certain financial and asset transactions with respect to a list of named individuals and entities. These measures apply to European persons and to entities constituted under the laws of an EU Member State. In September 2011, the EU adopted further measures, including, notably, a prohibition on the purchase, import or transportation from Syria of crude oil and petroleum products. Since early September 2011, the Group ceased to purchase hydrocarbons from Syria. On December 1, 2011, the EU extended sanctions against, among others, three state-owned Syrian oil firms, including General Petroleum Corporation, TOTAL’s co-contracting partner in PSA 1988 (Deir Es Zor licence) and the Tabiyeh contract. TOTAL has ceased its activities that contribute to oil and gas production in Syria.

The U.S. Treasury Department’s Office of Foreign Assets Control (referred to as “OFAC”) administers and enforces broad and comprehensive economic sanctions programs, as well as sanctions that are based on the United Nations Security Council resolutions referred to above and that target individuals engaged in terrorism or weapons proliferation in Iran, using the blocking of assets and trade restrictions. The activities that are restricted depend on the sanctions program and targeted country or parties, and civil and/or criminal penalties, imposed on a per transaction basis, can be substantial. These OFAC sanctions generally apply to U.S. persons and activities taking place in the United States or that are otherwise subject to U.S. jurisdiction. Sanctions administered by OFAC target, among others, Cuba, Iran, Myanmar (Burma), Sudan and Syria. TOTAL does not believe that these sanctions are applicable to any of its activities in the OFAC-targeted countries and, since the independence of the Republic of South Sudan on July 9, 2011, TOTAL is no longer present in Sudan.

On December 8, 2011, OFAC amended the Sudanese Sanctions Regulations with the publication of two general licenses that authorize all activities and transactions relating to the petroleum and petrochemical industries in the Republic of South Sudan and related financial transactions, and the transshipment of goods, technology and services through Sudan to or from the Republic of South Sudan and related financial transactions.

In addition, many U.S. states have adopted legislation requiring state pension funds to divest themselves of securities in any company with active business operations in Iran or Sudan, and state contracts not to be awarded to such companies. State insurance regulators have adopted similar initiatives relating to investments by insurance companies in companies doing business with the Iranian oil and gas, nuclear, and defense sectors. CISADA supports these state legislative initiatives. If TOTAL’s operations in Iran were determined to fall within the prohibited scope of these laws, and TOTAL were not to qualify for any available exemptions, certain U.S. institutions holding interests in TOTAL may be required to sell their interests. If significant, sales of securities resulting from such laws and/or regulatory initiatives could have an adverse effect on the prices of TOTAL’s securities.

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

With operations in more than 130 countries, TOTAL has activities in every sector of the oil industry: in the upstream (oil and gas exploration, development and production, liquefied natural gas) and downstream (refining, petrochemicals, specialty chemicals, marketing and the

(1)	Based on market capitalization (in dollars) as of December 31, 2011.

trading and shipping of crude oil and petroleum products). In addition, TOTAL has equity stakes in coal mines and operates in the power generation and renewable energy sectors. TOTAL began its Upstream operations in the Middle East in 1924. Since that time, the Company has grown and expanded its operations worldwide. In early 1999, the Company acquired control of PetroFina S.A. (hereafter referred to as “PetroFina” or “Fina”) and in early 2000, the Company acquired control of Elf Aquitaine S.A. (hereafter referred to as “Elf Aquitaine” or “Elf”).

The Company’s corporate name is TOTAL S.A. Its registered office is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Its telephone number is +33 (0)1 47 44 45 46.

TOTAL S.A. is registered in France at the Nanterre Trade Register under the registration number 542 051 180. The length of the life of the Company is 99 years from March 22, 2000, unless it is dissolved or extended prior to such date.

BUSINESS OVERVIEW

TOTAL’s worldwide operations in 2011 were conducted through three business segments: Upstream, Downstream, and Chemicals. The table below gives information on the geographic breakdown of TOTAL’s activities and is taken from Note 5 to the Consolidated Financial Statements included elsewhere herein.

(M€)	France	Rest of Europe	North America	Africa	Rest of world	Total
2011
Non-Group sales(a)	42,626	81,453	15,917	15,077	29,620	184,693
Property, plant and equipment, intangible assets, net	5,637	15,576	14,518	23,546	17,593	76,870
Capital expenditures	1,530	3,802	5,245	5,264	8,700	24,541
2010
Non-Group sales(a)	36,820	72,636	12,432	12,561	24,820	159,269
Property, plant and equipment, intangible assets, net	5,666	14,568	9,584	20,166	13,897	63,881
Capital expenditures	1,062	2,629	3,626	4,855	4,101	16,273
2009
Non-Group sales(a)	32,437	60,140	9,515	9,808	19,427	131,327
Property, plant and equipment, intangible assets, net	6,973	15,218	8,112	17,312	11,489	59,104
Capital expenditures	1,189	2,502	1,739	4,651	3,268	13,349

(a)	Non-Group sales from continuing operations.

UPSTREAM

TOTAL’s Upstream segment includes the Exploration & Production and Gas & Power divisions. The Group has exploration and production activities in more than forty countries and produces oil or gas in approximately thirty countries. The Group’s Gas & Power division conducts activities downstream from production related to natural gas, liquefied natural gas (LNG) and liquefied petroleum gas (LPG), as well as power generation and trading, and other activities.

Exploration & Production

Exploration and development

TOTAL’s Upstream segment aims at continuing to combine long-term growth and profitability at the level of the best in the industry.

TOTAL evaluates exploration opportunities based on a variety of geological, technical, political and economic factors (including taxes and license terms), and on projected oil and gas prices. Discoveries and extensions of existing fields accounted for approximately 76% of the 2,037 Mboe added to the Upstream segment’s proved reserves during the three-year period ended December 31,

2011 (before deducting production and sales of reserves in place and adding any acquisitions of reserves in place during this period). The remaining 24% comes from revisions of previous estimates. The level of revisions during this three year period was significantly impacted by the effect of successive increases of the reference oil price (from $36.55/b at the end of 2008 to $110.96/b in 2011 for Brent crude) which induced a substantial negative revision.

In 2011, the exploration investments of consolidated subsidiaries amounted to €1,629 million (including exploration bonuses included in the unproved property acquisition costs). Exploration investments were made primarily in Norway, the United Kingdom, Angola, Brazil, Azerbaijan, Indonesia, Brunei, Kenya, French Guiana and Nigeria. In 2010, the exploration investments of consolidated subsidiaries amounted to €1,472 million (including exploration bonuses included in the unproved property acquisition costs). The main exploration investments were made in Angola, Norway, Brazil, the United Kingdom, the United States, Indonesia, Nigeria and Brunei. In 2009, exploration investments of consolidated subsidiaries amounted to €1,486 million (including exploration bonuses included in the unproved property acquisition costs) notably in the United States, Angola, the United Kingdom, Norway, Libya, Nigeria and the Republic of the Congo.

The Group’s consolidated Exploration & Production subsidiaries’ development investments amounted to €10 billion in 2011, primarily in Angola, Nigeria, Norway, Kazakhstan, the United Kingdom, Australia, Canada, Gabon, Indonesia, the Republic of the Congo, the United States and Thailand. The Group’s consolidated Exploration & Production subsidiaries’ development investments amounted to €8 billion in 2010, primarily in Angola, Nigeria, Kazakhstan, Norway, Indonesia, the Republic of the Congo, the United Kingdom, the United States, Canada, Thailand, Gabon and Australia. In 2009, development investments amounted to nearly €8 billion, predominantly in Angola, Nigeria, Norway, Kazakhstan, Indonesia, the Republic of the Congo, the United Kingdom, the United States, Gabon, Canada, Thailand, Russia and Qatar.

Reserves

The definitions used for proved, proved developed and proved undeveloped oil and gas reserves are in accordance with the United States Securities & Exchange Commission (“SEC”) Rule 4-10 of Regulation S-X as amended by the SEC Modernization of Oil and Gas Reporting release issued on December 31, 2008. Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing regulatory, economic and operating conditions.

TOTAL’s oil and gas reserves are consolidated annually, taking into account, among other factors, levels of production, field reassessments, additional reserves from discoveries and acquisitions, disposal of reserves and other economic factors. Unless otherwise indicated, any reference to TOTAL’s proved reserves, proved developed reserves, proved undeveloped reserves and production reflects the Group’s entire share of such reserves or such production. TOTAL’s worldwide proved reserves include the proved reserves of its consolidated subsidiaries as well as its proportionate share of the proved reserves of equity affiliates. For further information concerning changes in TOTAL’s proved reserves for the years ended December 31, 2011, 2010 and 2009, see “Supplemental Oil and Gas Information (Unaudited)”.

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

Proved reserves

In accordance with the amended Rule 4-10 of Regulation S-X, proved reserves for the years ended on or after December 31, 2009, are calculated using a 12-month average price determined as the unweighted arithmetic average of the first-day-of-the-month price for each month of the relevant year unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. The reference prices for 2011, 2010 and 2009 were, respectively, $110.96/b, $79.02/b and $59.91/b for Brent crude.

As of December 31, 2011, TOTAL’s combined proved reserves of oil and gas were 11,423 Mboe (53% of which were proved developed reserves). Liquids (crude oil, natural gas liquids and bitumen) represented approximately 51% of these reserves and natural gas the remaining 49%. These reserves were located in Europe (mainly in Italy, Norway and the United Kingdom), in Africa (mainly in Angola, Gabon, Libya, Nigeria and the Republic of the Congo), in the Americas (mainly in Canada, the United States, Argentina and Venezuela), in the Middle East (mainly in Qatar, the United Arab Emirates and Yemen), and in Asia (mainly in Australia, Indonesia, Kazakhstan and Russia).

As of December 31, 2010, TOTAL’s combined proved reserves of oil and gas were 10,695 Mboe (53% of which were proved developed reserves). Liquids (crude oil, natural gas liquids and bitumen) represented approximately 56% of these reserves and natural gas the remaining 44%. These reserves were located in Europe (mainly in Norway and the United Kingdom), in Africa (mainly in Angola, Gabon, Libya, Nigeria and the Republic of the Congo), in the Americas (mainly in Canada, the United States, Argentina and Venezuela), in the Middle East (mainly in Qatar, the United Arab Emirates and Yemen), and in Asia (mainly in Indonesia and Kazakhstan).

As of December 31, 2009, TOTAL’s combined proved reserves of oil and gas were 10,483 Mboe (56% of which were proved developed reserves). Liquids (crude oil, natural gas liquids and bitumen) represented approximately 54% of these reserves and natural gas the remaining 46%. These reserves were located in Europe (mainly in Norway and the United Kingdom), in Africa (mainly in Angola, Gabon, Libya, Nigeria and the Republic of the Congo), in the Americas (mainly in Canada, the United States, Argentina and Venezuela), in the Middle East (mainly in Oman, Qatar, the United Arab Emirates and Yemen), and in Asia (mainly in Indonesia and Kazakhstan).

Sensitivity to oil and gas prices

Changes in the price used as a reference for the proved reserves estimation result in non-proportionate inverse changes in proved reserves associated with production sharing and risked service contracts (which together represent approximately 26% of TOTAL’s reserves as of December 31, 2011). Under such contracts, TOTAL is entitled to a portion of the production, the sale of which is meant to cover expenses incurred by the Group. As oil prices increase, fewer barrels are necessary to cover the same amount of expenses. Moreover, the number of barrels retrievable under these contracts may vary according to criteria such as cumulative production, the rate of return on investment or the income-cumulative expenses ratio. This decrease is partly offset by an extension of the duration over which fields can be produced economically. However, the increase in reserves due to extended field life resulting from higher prices is generally less than the decrease in reserves under production sharing or risked service contracts due to such higher prices. As a result, higher prices lead to a decrease in TOTAL’s reserves.

Furthermore, changes in the price used as a reference for the proved reserves estimation impact the volume of royalties in Canada and thus TOTAL’s share of proved reserves.

Production

For the full year 2011, average daily oil and gas production was 2,346 kboe/d compared to 2,378 kboe/d in 2010.

Liquids accounted for approximately 52% and natural gas accounted for approximately 48% of TOTAL’s combined liquids and natural gas production in 2011.

The table on the next page sets forth by geographic area TOTAL’s average daily production of liquids and natural gas for each of the last three years.

Consistent with industry practice, TOTAL often holds a percentage interest in its fields rather than a 100% interest, with the balance being held by joint venture partners (which may include other international oil companies, state-owned oil companies or government entities). TOTAL frequently acts as operator (the party responsible for technical production) on acreage in which it holds an interest. See the table “Presentation of production activities by region” on the following pages for a description of TOTAL’s producing assets.

As in 2010 and 2009, substantially all of the liquids production from TOTAL’s Upstream segment in 2011 was marketed by the Trading & Shipping division of TOTAL’s Downstream segment. See the table “— Business Overview — Trading & Shipping — Trading division’s supply and sales of crude oil”.

The majority of TOTAL’s natural gas production is sold under long-term contracts. However, its North American production, and part of its production from the United Kingdom, Norway and Argentina, is sold on the spot market. The long-term contracts under which TOTAL sells its natural gas usually provide for a price related to, among other factors, average crude oil and other petroleum product prices, as well as, in some cases, a cost-of-living index. Though the price of natural gas tends to fluctuate in line with crude oil prices, a slight delay may occur before changes in crude oil prices are reflected in long-term natural gas prices. Due to the interaction between the contract price of natural gas and crude oil prices, contract prices are not usually affected by short-term market fluctuations in the spot price of natural gas.

Some of TOTAL’s long-term contracts, notably in Argentina, Indonesia, Nigeria, Norway, Qatar and Russia, specify the delivery of quantities of natural gas that may or may not be fixed and determinable. Such delivery commitments vary substantially, both in duration and in scope, from contract to contract throughout the world. For example, in some cases, contracts require delivery of natural gas on an as-needed basis, and, in other cases, contracts call for the delivery of varied amounts of natural gas over different periods of time. Nevertheless, TOTAL estimates the fixed and determinable quantity of gas to be delivered over the period 2012-2014 to be 4,051 Bcf. The Group expects to satisfy most of these obligations through the production of its proved reserves of natural gas, with, if needed, additional sourcing from spot market purchases. See “Supplemental Oil and Gas Information (Unaudited)”.

PRODUCTION BY REGION

	2011			2010			2009
	Liquids kb/d	Natural gas Mcf/d	Total kboe/d	Liquids kb/d	Natural gas Mcf/d	Total kboe/d	Liquids kb/d	Natural gas Mcf/d	Total kboe/d
Africa	517	715	659	616	712	756	632	599	749
Algeria	16	94	33	25	87	41	47	143	74
Angola	128	39	135	157	34	163	186	33	191
Cameroon	2	1	3	9	2	9	12	2	12
Gabon	55	17	58	63	20	67	67	20	71
Libya	20	—	20	55	—	55	60	—	60
Nigeria	179	534	287	192	542	301	159	374	235
The Congo, Republic of	117	30	123	115	27	120	101	27	106
North America	27	227	67	30	199	65	20	22	24
Canada(a)	11	—	11	10	—	10	8	—	8
United States	16	227	56	20	199	55	12	22	16
South America	71	648	188	76	569	179	80	564	182
Argentina	14	397	86	14	381	83	15	364	80
Bolivia	3	118	25	3	94	20	3	91	20
Colombia	5	27	11	11	34	18	13	45	23
Trinidad & Tobago	4	47	12	3	2	3	5	2	5
Venezuela	45	59	54	45	58	55	44	62	54
Asia-Pacific	27	1,160	231	28	1,237	248	33	1,228	251
Australia	—	25	4	—	6	1	—	—	—
Brunei	2	56	13	2	59	14	2	49	12
Indonesia	18	757	158	19	855	178	25	898	190
Myanmar	—	119	15	—	114	14	—	103	13
Thailand	7	203	41	7	203	41	6	178	36
CIS	22	525	119	13	56	23	14	52	24
Azerbaijan	4	57	14	3	54	13	3	50	12
Russia	18	468	105	10	2	10	11	2	12
Europe	245	1,453	512	269	1,690	580	295	1,734	613
France	5	69	18	5	85	21	5	100	24
The Netherlands	1	214	38	1	234	42	1	254	45
Norway	172	619	287	183	683	310	199	691	327
United Kingdom	67	551	169	80	688	207	90	689	217
Middle East	317	1,370	570	308	1,185	527	307	724	438
United Arab Emirates	226	72	240	207	76	222	201	72	214
Iran	—	—	—	2	—	2	8	—	8
Oman	24	62	36	23	55	34	22	56	34
Qatar	44	616	155	49	639	164	50	515	141
Syria	11	218	53	14	130	39	14	34	20
Yemen	12	402	86	13	285	66	12	47	21
Total production	1,226	6,098	2,346	1,340	5,648	2,378	1,381	4,923	2,281
Including share of equity affiliates	316	1,383	571	300	781	444	286	395	359
Algeria	10	3	10	19	4	20	20	3	21
Colombia	4	—	4	7	—	7	6	—	6
Venezuela	44	7	45	45	6	46	44	6	45
United Arab Emirates	219	62	231	199	66	212	191	62	202
Oman	22	62	34	22	55	32	22	56	34
Qatar	8	382	78	8	367	75	3	221	42
Russia	9	465	95	—	—	—	—	—	—
Yemen	—	402	74	—	283	52	—	47	9

(a)	The Group’s production in Canada consists of bitumen only. All of the Group’s bitumen production is in Canada.

PRESENTATION OF PRODUCTION ACTIVITIES BY REGION

The table below sets forth, by country, TOTAL’s producing assets, the year in which TOTAL’s activities commenced, the Group’s interest in each asset and whether TOTAL is operator of the asset.

TOTAL’s producing assets as of December 31, 2011(a)
	Year of entry into the country	Operated (Group share in %)	Non-operated (Group share in %)
Africa
Algeria	1952
			Tin Fouye Tabankort (35.00%)
Angola	1953	Girassol, Jasmim, Rosa, Dalia, Pazflor (Block 17) (40.00%)
			Block 0 (10.00%) Kuito, BBLT, Tombua-Landana (Block 14) (20.00%) Oombo (Block 3/91) (50.00%)
The Congo, Republic of	1928	Kombi-Likalala-Libondo (65.00%) Moho Bilondo (53.50%) Nkossa (53.50%) Nsoko (53.50%) Sendji (55.25%) Tchendo (65.00%) Tchibeli-Litanzi-Loussima (65.00%) Tchibouela (65.00%) Yanga (55.25%)
			Loango (50.00%) Zatchi (35.00%)
Gabon	1928

Anguille (100.00%)

Anguille Nord-Est (100.00%)

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

Mérou Sardine Sud (50.00%)

Pageau (100.00%)

Port Gentil Océan (100.00%)

Port Gentil Sud Marine (100.00%) Tchengue (100.00%)

Torpille (100.00%)

Torpille Nord Est (100.00%)

			Rabi Kounga (47.50%)
Libya	1959		Zones 15, 16 & 32 (ex C 137, 75.00%(b)) Zones 70 & 87 (ex C 17, 75.00%(b)) Zones 129 & 130 (ex NC 115, 30.00%(b)) Zones 130 & 131 (ex NC 186, 24.00%(b))
Nigeria	1962	OML 58 (40.00%) OML 99 Amenam-Kpono (30.40%) OML 100 (40.00%) OML 102 (40.00%)	OML 102-Ekanga (40.00%)
		OML 130 (24.00%)
			Shell Petroleum Development Company (SPDC 10.00%) OML 118-Bonga (12.50%)

	Year of entry into the country	Operated (Group share in %)	Non-operated (Group share in %)
North America
Canada	1999
			Surmont (50.00%)
United States	1957
			Several assets in the Barnett Shale area (25.00%)(c) Several assets in the Utica Shale area (25.00%)(c) Tahiti (17.00%)
South America
Argentina	1978	Aguada Pichana (27.27%) Aries (37.50%) Cañadon Alfa Complex (37.50%) Carina (37.50%) Hidra (37.50%) San Roque (24.71%)
			Sierra Chata (2.51%)
Bolivia	1995
			San Alberto (15.00%) San Antonio (15.00%) Itau (41.00%)
Colombia	1973
			Cusiana (11.60%)
Trinidad & Tobago	1996
			Angostura (30.00%)
Venezuela	1980
			PetroCedeño (30.323%) Yucal Placer (69.50%)
Asia-Pacific
Australia	2005
			GLNG (27.50%)
Brunei	1986	Maharaja Lela Jamalulalam (37.50%)
Indonesia	1968	Bekapai (50.00%) Handil (50.00%) Peciko (50.00%) Sisi-Nubi (47.90%) Tambora (50.00%) Tunu (50.00%)
			Badak (1.05%) Nilam-gas and condensates (9.29%) Nilam-oil (10.58%)
Myanmar	1992	Yadana (31.24%)
Thailand	1990
			Bongkot (33.33%)
Commonwealth of Independent States
Azerbaijan	1996
			Shah Deniz (10.00%)
Russia	1991	Kharyaga (40.00%)
			Several fields through the participation in Novatek (14.09%)
Europe
France	1939	Lacq (100.00%) Meillon (100.00%) Pécorade (100.00%) Vic-Bilh (73.00%) Lagrave (100.00%) Lanot (100.00%) Itteville (78.73%) La Croix-Blanche (100.00%) Vert-le-Grand (90.05%) Vert-le-Petit (100.00%)
			Dommartin-Lettrée (56.99%)

	Year of entry into the country	Operated (Group share in %)	Non-operated (Group share in %)
Norway	1965	Skirne (40.00%)

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

F6a gas (55.66%)

F6a oil (65.68%)

F15a Jurassic (38.20%)

F15a/F15d Triassic (32.47%)

F15d (32.47%)

J3a (30.00%)

K1a (40.10%)

K1b/K2a (54.33%)

K2c (54.33%)

K3b (56.16%)

K3d (56.16%)

K4a (50.00%)

K4b/K5a (36.31%)

K5b (45.27%)

K6/L7 (56.16%)

L1a (60.00%)

L1d (60.00%)

L1e (55.66%)

L1f (55.66%)

L4a (55.66%)

			E16a (16.92%) E17a/E17b (14.10%) J3b/J6 (25.00%) Q16a (6.49%)

	Year of entry into the country	Operated (Group share in %)	Non-operated (Group share in %)
United Kingdom	1962	Alwyn North, Dunbar, Ellon, Grant Nuggets (100.00%) Elgin-Franklin (EFOG 46.17%)(d) Forvie Nord (100.00%) Glenelg (49.47%) Jura (100.00%) West Franklin (EFOG 46.17%)(d)
			Alba (12.65%) Armada (12.53%) Bruce (43.25%) Markham unitized fields (7.35%) ETAP (Mungo, Monan) (12.43%) Everest (0.87%) Keith (25.00%) Maria (28.96%) Otter (50.00%) Seymour (25.00%)
Middle East
U.A.E.	1939	Abu Dhabi-Abu Al Bu Khoosh (75.00%)
			Abu Dhabi offshore (13.33%)(e) Abu Dhabi onshore (9.50%)(f) GASCO (15.00%) ADGAS (5.00%)
Oman	1937
			Various fields onshore (Block 6) (4.00%)(g) Mukhaizna field (Block 53) (2.00%)(h)
Qatar	1936	Al Khalij (100.00%)
			North Field-Block NF Dolphin (24.50%) North Field-Block NFB (20.00%) North Field-Qatargas 2 Train 5 (16.70%)
Syria	1988	Deir Ez Zor (Al Mazraa, Atalla North, Jafra, Marad, Qahar, Tabiyeh) (100.00%)(i)
Yemen	1987	Kharir/Atuf (Block 10) (28.57%)
			Various fields onshore (Block 5) (15.00%)

(a)	The Group’s interest in the local entity is approximately 100% in all cases except for Total Gabon (58.28%) and certain entities in the United Kingdom, Abu Dhabi and Oman (see notes b through h below).
(b)	TOTAL’s stake in the foreign consortium.
(c)	TOTAL’s interest in the joint venture.
(d)	TOTAL has a 46.17% indirect interest in Elgin Franklin through its interest in EFOG.
(e)	Through ADMA (equity affiliate), TOTAL has a 13.33% interest and participates in the operating company, Abu Dhabi Marine Operating Company.
(f)	Through ADPC (equity affiliate), TOTAL has a 9.50% interest and participates in the operating company, Abu Dhabi Company for Onshore Oil Operation.
(g)	TOTAL has a direct interest of 4.00% in Petroleum Development Oman LLC, operator of Block 6, in which TOTAL has an indirect interest of 4.00% via Pohol (equity affiliate). TOTAL also has a 5.54% interest in the Oman LNG facility (trains 1 and 2), and an indirect participation of 2.04% through OLNG in Qalhat LNG (train 3).
(h)	TOTAL has a direct interest of 2.00% in Block 53.
(i)	Operated by DEZPC, which is 50% owned by TOTAL and 50% owned by GPC. Following the extension of European Union sanctions against Syria on December 1, 2011, TOTAL has ceased its activities that contribute to oil and gas production in Syria. For further information on U.S. and European restrictions relevant to TOTAL’s activities in Syria, see “Item 3. Key Information — Risk Factors”.

Africa

In 2011, TOTAL’s production in Africa was

659 kboe/d, representing 28% of the Group’s overall production, compared to 756 kboe/d in 2010 and

749 kboe/d in 2009.

In Algeria, TOTAL’s production was 33 kboe/d in 2011, compared to 41 kboe/d in 2010 and 74 kboe/d in 2009.

This decline was due on the one hand to the termination of the Hamra contract in October 2009 and on the other hand to the divestment of TOTAL’s stake in CEPSA (48.83%), which was finalized in July 2011. The Group’s production now comes entirely from the TFT field (Tin Fouyé Tabenkort, 35%). TOTAL also has 37.75% and 47% stakes in the Timimoun and Ahnet gas development projects respectively.

•

On the TFT field, plateau production was maintained at 185 kboe/d. A 3D seismic survey covering 1,380 km2 on the East and West portions of the field was completed in October 2011. The data is currently being processed and interpreted.

•

Launched in 2010 following approval of the development plan by the ALNAFT national agency, the basic engineering phase for the Timimoun project has been completed. Commercial gas production is scheduled to start up in 2016, with anticipated plateau production of 1.6 Bm3/y (160 Mcf/d).

•

Under the Ahnet project, the technical section of a development plan was submitted to the authorities in July 2011. Discussions are underway with the project partners and the authorities with regard to bringing the gas to market, with anticipated plateau production of 4 Bm3/y (400 Mcf/d).

In Angola, the Group’s production was 135 kboe/d in 2011, compared to 163 kboe/d in 2010 and 191 kboe/d in 2009. Production comes mainly from Blocks 0, 14 and 17. Highlights of the period 2009 to 2011 included several discoveries on Blocks 15/06 and 17/06, and progress on the major Pazflor and CLOV projects.

•	Deep-offshore Block 17 (40%, operator) is TOTAL’s principal asset in Angola. It is composed of four major zones: Girassol, Dalia, Pazflor and CLOV.

On the Girassol hub, production from the Girassol, Jasmim and Rosa fields was 220 kb/d in 2011.

On the Dalia hub, production was nearly 240 kb/d in 2011.

Production on Pazflor, the third hub consisting of the Perpetua, Zinia, Hortensia and Acacia fields, started up in August 2011 and reached 170 kb/d at the end of 2011. The production capacity of the FPSO is 220 kb/d.

The development of CLOV, the fourth hub, started in 2010 and will result in the installation of a fourth FPSO with a capacity of 160 kb/d. Start-up of production is expected in 2014.

•	On Block 14 (20%), production on the Tombua-Landana field started in August 2009 and adds to production from the Benguela-Belize-Lobito-Tomboco and Kuito fields.

•

On ultra-deep offshore Block 32 (30%, operator), appraisal is continuing and pre-development studies for a first production zone in the central/southeastern portion of the block are underway (Kaombo project).

•

On Block 15/06 (15%), a first development hub including the discoveries located on the northwest portion of the block has been identified. The development plan for the hub has been submitted to the authorities.

TOTAL has operations on exploration Blocks 33 (55%, operator), 17/06 (30%, operator), 25 (35%, operator), 39 (15%) and 40 (50%, operator).

TOTAL is also developing in LNG through the Angola LNG project (13.6%), which includes a gas liquefaction plant near Soyo. The plant will be supplied in particular by the gas associated with production from Blocks 0, 14, 15, 17 and 18. Construction work is ongoing and start-up is expected in 2012.

In Cameroon, the Group’s production was 3 kboe/d in 2011, compared to 9 kboe/d in 2010 and 12 kboe/d in 2009. In April 2011, TOTAL finalized the divestment of its stake in its upstream subsidiary Total E&P Cameroon, a Cameroonian company in which the Group had a 75.8% holding. Since that time, the Group no longer owns any exploration and production assets in the country.

In Côte d’Ivoire, TOTAL is operator of the Cl-100 exploration license, with a 60% stake. The 2,000 km2 license is located approximately 100 km southeast of Abidjan in water depths ranging from 1,500 to 3,100 m. Exploration work started with a 3D seismic survey of over 1,000 km2 at the end of 2011, which completed the 3D coverage of the entire block. Initial exploratory drilling is planned for the end of 2012.

In February 2012, TOTAL acquired interests in three ultra-deepwater exploration licenses : CI-514 (54%, operator), CI-515 (45%) and CI-516 (45%). For the two last blocks TOTAL will become the operator upon the first commercial discovery. The work program includes a 3D seismic survey of the whole acreage and one well to be drilled on each block during the initial three-year exploration period.

In Egypt, TOTAL signed a concession agreement in February 2010 and became operator of Block 4 (East El Burullus Offshore) with a 90% stake. The license, located in the Nile Basin where a number of gas discoveries have been made, covers a 4-year initial exploration period and includes a commitment to carrying out 3D seismic work and drilling exploration wells. Following the 3,374 km2 3D seismic survey shot in 2011, drilling is under preparation.

In Gabon, the Group’s production was 58 kboe/d in 2011, compared to 67 kboe/d in 2010 and 71 kboe/d in 2009, due to the natural decline of fields. The Group’s exploration and production activities in Gabon are mainly carried out by Total Gabon(1), one of the Group’s oldest subsidiaries in sub-Saharan Africa.

•

Under the Anguille field redevelopment project, the AGM N platform, from which twenty-one additional development wells are to be drilled, left the Fos-sur-Mer shipyard at the end of 2011 for Gabon. The drilling campaign is expected to start at the beginning of the second quarter of 2012.

•

On the deep-offshore Diaba license (Total Gabon 63.75%, operator), following the 2D seismic survey that was performed in 2008 and 2009, a 6,000 km2 3D seismic was shot in 2010. This new seismic survey has been processed and the results are currently being interpreted.

•

Total Gabon farmed into the onshore Mutamba-Iroru (50%), DE7 (30%) and Nziembou (20%) exploration licenses in 2010. Following negative exploratory drilling on license DE7, Total Gabon relinquished the license in 2011. Studies are underway to shoot a seismic survey on the Nziembou license and drill an exploration well on the Mutamba license in 2012.

In Kenya, TOTAL acquired in September 2011 a 40% stake in five offshore licenses in the Lamu Basin: L5, L7, L11a, L11b and L12. This transaction has been approved by the Kenyan authorities.

In Libya, the Group’s production was 20 kb/d in 2011, compared to 55 kb/d in 2010 and 60 kb/d in 2009. Events in the country forced the entire industry to stop production and freeze development. Depending on the field, production was suspended from late February or early March 2011. The new EPSA IV contracts came into effect in 2010. At that time, the contract zones in which TOTAL is a partner were redefined: 15, 16 & 32 (formerly C 137, 75%(2)), 70 & 87 (formerly C 17, 75%(2)), 129 & 130 (formerly NC 115, 30%(2)) and 130 & 131 (formerly NC 186, 24%(2)).

•	In offshore zones 15, 16 and 32, production resumed in September 2011 and reached its former level within a few days. Exploration work is expected to restart in 2012.
•	In onshore zones 70 and 87, production resumed in January 2012. It will gradually be ramped back up to plateau level.

In addition, the Group expects to continue the development of the Dahra and Garian fields.

•	In onshore zones 129, 130 and 131, production resumed in October 2011. A return to plateau level production is expected during 2012. The seismic campaign started before the events is expected to resume by the end of 2012.
•

In the onshore Murzuk Basin, following a successful appraisal well drilled on the discovery made on a portion of Block NC 191 (100%(2), operator), a development plan was submitted to the authorities in 2009. After the interruption related to the events, discussions with the authorities have resumed.

In Madagascar, TOTAL acquired in 2008 a 60% stake in the Bemolanga license (operator), to appraise the oil sand accumulations it contains. The appraisal phase did not confirm the feasibility of the mining development of the resources. However, the contract was extended by one year until June 2012 to assess the conventional exploration potential of the license.

In Mauritania, TOTAL has exploration operations on the Ta7 and Ta8 licenses (60%, operator), located in the Taoudenni Basin. In January 2012, TOTAL (90%, operator) acquired interests in two exploration licenses: Block C9 in ultra-deep offshore, and Block Ta29 onshore in the Taoudenni Basin.

•	On the Ta7 license, a 1,220 km 2D seismic survey was shot in 2011 and is being interpreted.
•	On the Ta8 license, drilling of the exploration well ended in 2010. Results from the well were disappointing.
•	On the C9 and Ta29 licenses, a seismic acquisition campaign is planned as the first phase of the exploration program.

In Nigeria, the Group’s production was 287 kboe/d in 2011, compared to 301 kboe/d in 2010 and 235 kboe/d in 2009. TOTAL has been present in Nigeria since 1962. It operates seven production licenses (OML) out of the forty-four in which it has a stake, and two exploration licenses (OPL) out of the eight in which it has a stake. The Group is also active in LNG through Nigeria LNG and the Brass LNG project. With regard to recent changes in acreage:

•	In 2011, TOTAL (operator) increased its stake from 45.9% to 48.3% in Block 1 of the Joint Development Zone, administered jointly by Nigeria and São Tomé and Principe.

•	The divestment of 10% of the Group’s stakes held through the joint venture operated by Shell Petroleum Development Company (SPDC) in Blocks OML 26 and 42 has been finalized.

(1)	Total Gabon is a Gabonese company whose shares are listed on Euronext Paris. TOTAL holds 58.28%, the Republic of Gabon holds 25% and the public float is 16.72%.
(2)	TOTAL’s stake in the foreign consortium.

•

TOTAL owns 15% of the Nigeria LNG gas liquefaction plant, located on Bonny Island, with an overall LNG capacity of 22.7 Mt/y. In 2011, the plant’s operating rate continued to increase and reached 81%, compared to 72% in 2010 and 50% in 2009, mainly due to the increased reliability of gas deliveries from the other suppliers.

Preliminary work continued in 2011 prior to launching the Brass LNG gas liquefaction plant project (17%), which calls for the construction of two trains, each with a capacity of 5 Mt/y. Calls for tenders for the construction of the plant and loading facilities are underway.

•	TOTAL continues its efforts to strengthen its ability to supply gas to the LNG projects in which it owns a stake and to meet the growing domestic demand for gas:

–	On the OML 136 license (40%), the positive results for the Agge 3 appraisal well confirmed the development potential of the license. Development studies are underway.
–

As part of its joint venture with the Nigerian National Petroleum Company (NNPC), TOTAL is continuing with the project to increase the production capacity of the OML 58 license (40%, operator) from 370 Mcf/d to 550 Mcf/d of gas in 2012. A second phase of this project is expected to allow the development of other resources through these facilities.

–	On the OML 112/117 licenses (40%), TOTAL continued development studies in 2011 for the Ima gas field.

•

On the OML 102 license (40%, operator), TOTAL confirmed the launch of the Ofon phase 2 project in 2011 with the signing of the main construction contracts, with production start-up scheduled for 2014. In 2011 the Group also discovered Etisong North, located 15 km from the Ofon field, which is currently producing. This is the second exploration well on the Etisong hub after the Etisong Main discovery made in 2008. The exploration campaign is expected to continue with two additional wells in 2012.

•

On the OML 130 license (24%, operator), the Akpo field, which started up in March 2009, reached plateau production of 225 kboe/d in 2010. Production was limited between March and September 2011 by a technical issue on the engine of the gas reinjection compressor (liquids production of 160 kb/d instead of 190 kb/d). On this license, the Group is actively working on the Egina field, for which a development plan has been approved by the Nigerian authorities. Calls for tender are underway and construction is expected to start in 2012.

•

On the OML 138 license (20%, operator), TOTAL finalized the development of the Usan offshore project (180 kb/d, production capacity) with the drilling of production wells, installation of sub-sea equipment and connection to the FPSO. Production started up in February 2012.

•	TOTAL also strengthened its deep offshore position with the ongoing development of the Bonga Northwest project on the OML 118 license (12.5%).

Due to the relative calm with regard to safety in the Niger Delta region in 2011, it has been possible to maintain oil production operated by the SPDC joint venture, in which TOTAL has a 10% stake, at close to 2010 levels. The SPDC joint venture’s gas production was higher in 2011 as a result of the contribution of the Gbaran-Ubie project, which started up in 2010.

In Uganda, TOTAL finalized in February 2012 its farm-in for an interest of 33.33%, which covers the EA-1 and EA-2 licenses as well as the new Kanywataba license and the Kingfisher production license. All of these licenses are located in the Lake Albert region, where oil resources have already been discovered and a substantial potential remains to be explored.

TOTAL will be the operator of EA-1 and partner on the other licenses. TOTAL and its partners Tullow and CNOOC are embarking on an ambitious exploration and appraisal program from 2012 onwards. First priority will be given to the exploration of Kanywataba and EA-1 licenses west of the Nile.

In the Republic of the Congo, the Group’s production was 123 kboe/d in 2011, compared to 120 kboe/d in 2010 and 106 kboe/d in 2009.

•	On the Moho Bilondo field (53.5%, operator), which started up in April 2008, drilling of development wells continued until 2010. The field reached plateau production of 90 kboe/d in June 2010.

Two positive appraisal wells (Bilondo Marine 2 & 3) drilled at year-end 2010 in the southern portion of the field confirmed an additional growth potential as an extension of existing facilities. Studies are underway for the development of these additional reserves.

The development of the resources in the northern portion of the field, the potential of which was bolstered by appraisal and exploration wells drilled in 2008 and 2009, is also being examined (Moho North project).

•

Production on Libondo (65%, operator), which is part of the Kombi-Likalala-Libondo operating license, started up in March 2011. Plateau production has reached 12 kb/d. A substantial portion of the equipment was sourced locally in Pointe-Noire through the redevelopment of a construction site that had been idle for several years.

In the Democratic Republic of the Congo, following the Presidential decree approving TOTAL’s entry as operator with a 60% interest in Block III of the Graben Albertine, the exploration permit was issued in January 2012 by the Minister of Hydrocarbons for a period of three years. This block is located in the Lake Albert region.

In the Republic of South Sudan, which became an independent state on July 9, 2011, TOTAL holds an interest in Block B and is preparing with state authorities the resumption of exploration activities on this block.

North America

In 2011, TOTAL’s production in North America was 67 kboe/d, representing 3% of the Group’s overall production, compared to 65 kboe/d in 2010 and 24 kboe/d in 2009.

In Canada, TOTAL signed in December 2010 a strategic partnership with Suncor related to the Fort Hills and Joslyn mining projects and the Voyageur upgrader. The partnership was finalized in March 2011 and allows TOTAL to reorganize around two major hubs the different oil sands assets that it has acquired over the last few years: on the one hand, a Steam Assisted Gravity Drainage (SAGD) hub focused on Surmont’s (50%) ongoing development and, on the other hand, a mining and upgrading hub, which includes the TOTAL-operated Joslyn (38.25%) and Suncor-operated Fort Hills (39.2%) mining projects and the Suncor-operated Voyageur upgrader (49%) project. The Group also has a 50% stake in the Northern Lights mining project (operator) and 100% of a number of oil sands leases acquired through several auction sales. In 2011, the Group’s production was 11 kb/d, compared to 10 kb/d in 2010 and 8 kb/d in 2009.

•

On the Surmont lease, commercial production in SAGD mode of the first development phase, which started up in late 2007, is now producing around 25 kb/d of bitumen from thirty-five well pairs. The operator plans to drill additional wells in 2012 and to continue to convert the activation method on the existing wells from gas lift to electric submersible pump (ESP) in order to improve production.

In early 2010, the partners of the project decided to launch the construction of the second development phase. The goal of production start-up from Surmont Phase 2 has been set for 2015 and overall production capacity from the field is expected to increase to 130 kb/d. In April 2011, the authorities issued a license permitting production (phases 1 and 2) of up to 136 kb/d.

•	The Joslyn lease is expected to be developed through mining, with a first development phase having an anticipated capacity of 100 kb/d.

The basic engineering for the Joslyn North Mine started in March 2010. To take into account changes to the project following the partnership with Suncor, the revision of the basic engineering is expected to be finalized in 2012. A decision to launch the project is planned for 2013.

Public hearings that are necessary for the project to be approved by the Canadian authorities were held in autumn 2010. The project was recommended as being in the public interest in January 2011, and approval from the Alberta authorities (Order in Council, OIC) was obtained in April 2011. The provincial authorizations from the Energy Resources Conservation Board (ERCB) and Alberta Environment were also obtained in May and September 2011, respectively. The project received federal approval (Federal OIC and approval from the Canadian Ministry of the Environment) at the end of 2011. As a result, preliminary site preparation work began in early 2012 and production is scheduled to start in 2018.

•

TOTAL closed in September 2010 the acquisition of UTS and its main asset: a 20% stake in the Fort Hills lease. In December 2010, as part of their partnership, TOTAL acquired from Suncor an additional 19.2% stake in the lease, thereby increasing its stake to 39.2%. Basic engineering and site preparation work are underway. Start-up of the Fort Hills mining project, which has already been approved by the relevant authorities for a first development phase with a capacity of 160 kb/d, is expected in 2016.

•

TOTAL had also acquired in late December 2010 a 49% stake in Suncor’s Voyageur upgrader project. This Voyageur upgrader project, which Suncor mothballed at year-end 2008, resumed in 2011 and is expected to start up concurrently with the Fort Hills project. As a consequence, the Group has abandoned its upgrader project in Edmonton.

•

In 2008, the Group closed the acquisition of Synenco, the two principal assets of which are a 60% stake in the Northern Lights project and 100% of the adjacent McClelland lease. In early 2009, the Group sold to

Sinopec, the other partner in the project, a 10% stake in the Northern Lights project and a 50% stake in the McClelland lease, reducing its equity stake in each of the assets to 50%. The Northern Lights project is expected to be developed through mining.

In the United States, the Group’s production was 56 kboe/d in 2011, compared to 55 kboe/d in 2010 and 16 kboe/d in 2009.

•	In the Gulf of Mexico:
–

The deep-offshore Tahiti oil field (17%) started producing in 2009 and reached production of 135 kboe/d. Phase 2, which was launched in September 2010, comprises drilling four injection wells and two producing wells. Water injection started in February 2012. This phase should partly offset the production decline seen on wells currently in production.

–

Development of the first phase of the deep-offshore Chinook project (33.33%) is ongoing. The production test is scheduled to start in mid-2012 after sub-sea work carried out following an incident on one of the risers.

–

In 2009, TOTAL and Cobalt had signed an agreement related to the merger of their deep offshore acreage, with Cobalt operating the exploration phase. The TOTAL (40%) — Cobalt (60%, operator) alliance’s exploratory drilling campaign was launched in 2009 and the drilling of the first three wells produced disappointing results. This campaign was disrupted due to the U.S. government’s moratorium on offshore drilling operations from May to October 2010 and resumed at the beginning of 2012 with the start of drilling of the Ligurian 2 well.

–	In April 2010, the Group disposed of its equity stakes in the Matterhorn and Virgo operated fields.
•

Following the signature of an agreement in late 2009, a joint venture was set up with Chesapeake to produce shale gas in the Barnett Shale Basin, Texas. Under this joint venture, TOTAL owns 25% of Chesapeake’s portfolio in the area. In 2011, approximately 300 additional wells were drilled, enabling gas production reaching 1.4 Bcf/d in 100% at the end of 2011. Engineers from TOTAL are assigned to the teams led by Chesapeake.

•

At the end of 2011, TOTAL signed an agreement with Chesapeake and EnerVest to enter into a joint venture. Pursuant to the agreement, TOTAL acquired a 25% share in Chesapeake’s and EnerVest’s liquid-rich area of the Utica shale play (Ohio). At the end of 2011, thirteen wells have been drilled across the acreage with very promising results seen from each well in terms of productivity and liquid content.
•	In 2009, the Group closed the acquisition of a 50% stake in American Shale Oil LLC (AMSO) to develop shale oil technology. The pilot to develop this technology is underway in Colorado.

In Mexico, TOTAL is conducting various studies with state-owned PEMEX under a general technical cooperation agreement renewed in July 2011 for a period of five years.

South America

In 2011, TOTAL’s production in South America was 188 kboe/d, representing 8% of the Group’s overall production, compared to 179 kboe/d in 2010 and 182 kboe/d in 2009.

In Argentina, where TOTAL has been present since 1978, the Group operates 30%(1) of the country’s gas production. The Group’s production was 86 kboe/d in 2011, compared to 83 kboe/d in 2010 and 80 kboe/d in 2009.

•

In Tierra del Fuego, the Group notably operates the Carina and Aries offshore fields (37.5%). The award of the contracts to build the offshore facilities for the development of the Vega Pleyade gas and condensates field is scheduled for 2012. The project is scheduled to start production in 2014 and should make it possible to maintain the production operated by the Group in Tierra del Fuego at around 615 Mcf/d.

•

In the Neuquén Basin, TOTAL started a drilling campaign in 2011 on its operated licenses in order to assess their shale gas potential. The campaign, which started on the Aguada Pichana (27.3%, operator) and San Roque (24.7%, operator) fields, will be extended subsequently to the Rincon la Ceniza and La Escalonada licenses acquired in 2010 (85%, operator) and to the four fields acquired in 2011: Aguada de Castro (42.5%, operator), Pampa de la Yeguas II (42.5%, operator), Cerro Las Minas (40%) and Cerro Partido (45%).

The connection of satellite discoveries on the edge of the main Aguada Pichana field, particularly in the Las Carceles canyons area, and the increase in compression capacity at San Roque, have extended plateau production of the mature fields in these two blocks.

In Bolivia, the Group’s production, primarily gas, amounted to 25 kboe/d in 2011, compared to 20 kboe/d

(1)	Source: Argentinean Ministry of Federal Planning, Public Investment and Services — Energy Secretary.

in 2010 and 2009. TOTAL has stakes in six licenses: three producing licenses — San Alberto and San Antonio (15%) and Block XX Tarija Oeste (41%), and three licenses in the exploration or appraisal phase — Aquio and Ipati (80%, operator) and Rio Hondo (50%).

•

Production started up in February 2011 on the gas and condensates Itaú field located on Block XX Tarija Oeste; it is routed to the existing facilities of the neighboring San Alberto field. A development plan for a second phase at Itaú was approved by the local authorities in June 2011. In early 2011, TOTAL decreased its stake in Block XX Tarija Oeste to 41% after divesting 34% and is no longer the operator.

•

In 2004, TOTAL discovered the Incahuasi gas field on the Ipati Block. Following the interpretation of the 3D seismic shot in 2008, an appraisal well was drilled on the adjacent Aquio Block and the extension of the discovery to the north was confirmed in 2011.

Due to the positive results from the well, TOTAL filed a declaration of commerciality for the Aquio and Ipati Blocks, which was approved by the local authorities in April 2011. Additional appraisal work is underway, notably with the drilling of a second well on the Ipati Block in 2012.

•

In 2010, TOTAL signed an agreement to dispose of 20% in the Aquio and Ipati licenses to Gazprom. Following approval of the agreement by the Bolivian authorities, TOTAL will have a 60% stake in the licenses.

In Brazil, TOTAL has equity stakes in three exploration blocks: Blocks BC-2 (41.2%) and BM-C-14 (50%) in the Campos Basin, and Block BM-S-54 (20%) in the Santos Basin.

•

The Xerelete field is mainly located on Block BC2, with an extension on Block BM-C-14. A unitization agreement was finalized by the partners on both blocks and submitted to the authorities for approval in April 2011.

In 2012, pending the authorities’ approval, TOTAL is expected to become operator of the unitized Xerelete field. After seismic reprocessing, a pre-salt prospect was found under the Xerelete discovery made in 2001 at a water depth of 2,400 m. TOTAL is planning to resume drilling activities on the block in 2012.

•

On Block BM-S-54, a first well was drilled in the pre-salt at the end of 2010 on the Gato do Mato structure, and a significant oil column was found. The appraisal plan approved by the authorities in October 2011 includes testing the Gato do Mato well and, if that test is successful, drilling a second well on the structure in 2012. As the Gato do Mato structure extends beyond the boundaries of Block BM-S-54 into a free zone, a draft unitization agreement has been submitted to the authorities.

At the end of 2011, a second structure (Epitonium) identified on Block BM-S-54 was drilled. The results of the well are under analysis.

In Colombia, where TOTAL has had operations since 1973, the Group’s production was 11 kboe/d in 2011, compared to 18 kboe/d in 2010 and 23 kboe/d in 2009. The decline in production in 2011 was mainly due to the divestment of TOTAL’s stake in CEPSA, which was finalized in July 2011.

On the Cusiana field (11.6%), production from the project to extract 6 kb/d of LPG started at the end of 2011.

Following the discovery of Huron-1 in 2009 on the Niscota (50%) exploration license and a 3D seismic survey in 2010, the first appraisal well has been underway since mid-2011. A second appraisal well is expected in 2012.

In 2011, TOTAL sold 10% of its stake in the Ocensa oil pipeline, reducing its holding to 5.2%.

In February 2012, TOTAL signed an agreement to sell TEPMA BV. This wholly-owned affiliate of TOTAL holds the working interest in the Cusiana field as well as a participation in OAM and ODC pipelines in Colombia. This transaction is subject to approval by the relevant authorities.

In French Guiana, TOTAL owns a 25% stake in the Guyane Maritime license. The license, located about 150 km off the coast, covers an area of approximately 26,000 km2 in water depths ranging from 200 to 3,000 m.

Located around 170 km northeast off Cayenne, drilling of the GM-ES-1 well on the Zaedyus prospect took place in 2011. The well was drilled at water depths of over 2,000 m and reached a vertical depth of 5,908 m below sea level. It revealed two hydrocarbon columns in gravelly reservoirs.

This discovery follows on from the shooting of a 3D seismic survey covering 2,500 km2 on the eastern zone of the Guyane Maritime license.

An extensive drilling campaign and a further 3D seismic survey are planned on the license starting in 2012.

In Trinidad & Tobago, where TOTAL has had operations since 1996, the Group’s production was 12 kboe/d in 2011, compared to 3 kboe/d in 2010 and 5 kboe/d in 2009. TOTAL holds a 30% stake in the offshore Angostura field located on Block 2C. Production started up in May 2011 on Phase 2, which corresponds to the gas reserves development phase. A drilling campaign on three wells started in mid-2011 in order to increase oil production. An exploration well was also drilled in 2011 and revealed additional gas resources.

In Venezuela, where TOTAL has had operations since 1980, the Group’s production was 54 kboe/d in 2011, compared to 55 kboe/d in 2010 and 54 kboe/d in 2009. TOTAL has equity stakes in PetroCedeño (30.323%), which produces and upgrades extra heavy oil in the Orinoco Belt, in Yucal Placer (69.5%), which produces gas dedicated to the domestic market, and in the offshore exploration Block 4, located in the Plataforma Deltana (49%).

The development phase of the southern portion of the PetroCedeño field was launched in the second half of 2011.

An additional development phase on the Yucal Placer field to increase production capacity from 100 Mcf/d to 300 Mcf/d is under discussion with the authorities.

Asia-Pacific

In 2011, TOTAL’s production in Asia-Pacific was 231 kboe/d, representing 10% of the Group’s overall production, compared to 248 kboe/d in 2010 and 251 kboe/d in 2009.

In Australia, where TOTAL has held leasehold rights since 2005, the Group owns 24% of the Ichthys project, 27.5% of the GLNG project and nine offshore exploration licenses, including four that it operates, off the northwest coast in the Browse, Vulcan and Bonaparte Basins. In 2011, the Group produced 4 kboe/d due to its stake in GLNG, compared to 1 kboe/d in 2010.

•

The Ichthys LNG project is aimed at the development of the Ichthys gas and condensates field, located in the Browse Basin. This development includes a floating platform designed for gas production, treatment and export, an FPSO to stabilize and export condensates, an 889 km gas pipeline and an onshore liquefaction plant located in Darwin. The project was launched in early 2012 following completion of the engineering studies, calls for tender and subcontractor selection. The LNG has already been sold under long-term contracts mainly to Asian buyers.

Production capacity is expected to be 8.4 Mt/y of LNG and nearly 1.6 Mt/y of LPG as well as a production of 100 kb/d of condensates at peak. Production start-up is expected at year-end 2016.

•	In late 2010, TOTAL acquired a 20% stake in the GLNG project, followed by an additional 7.5% stake in

March 2011. This integrated gas production, transport and liquefaction project is based on the development of coal gas from the Fairview, Roma, Scotia and Arcadia fields. The final investment decision was made in January 2011 and start-up is expected in 2015. LNG production is expected to eventually reach 7.2 Mt/y. The preliminary project development and engineering work are continuing. The 420 km pipeline for transporting the gas has received environmental approval. Off the coast near Gladstone, on Curtis Island, site preparations have started with civil engineering, dredging and construction of the initial jetty and the residential compound.

•

Following extensive seismic surveying in 2008 and interpretation of the data in 2009, a drilling campaign on two wells started in early 2011 on license WA-403 (60%, operator). As one well demonstrated the presence of hydrocarbons, additional appraisal work will take place on this block (3D seismic).

Three new exploration wells are planned for 2012/2013 on license WA-408 (100%, operator).

In Brunei, where TOTAL has been present since 1986, the Group operates the offshore Maharaja Lela Jamalulalam gas and condensates field located on Block B (37.5%). The Group’s production was 13 kboe/d in 2011, compared to 14 kboe/d in 2010 and 12 kboe/d in 2009. The gas is delivered to the Brunei LNG liquefaction plant.

On Block B, the drilling campaign that started in 2009 continued in 2010 and 2011. Production on the first well started in 2010. The next two wells, which were exploratory, revealed new reserves in the southern portion of the field, for which development studies are underway. A fourth well drilled in 2011 in the southern portion of the field was connected to the production facilities at the end of the year. A ten-year extension of the mining rights period was recently granted by the Brunei government.

On deep-offshore exploration Block CA1 (54%, operator), formerly Block J, exploration operations that had been suspended since May 2003 due to a border dispute between Brunei and Malaysia resumed in September 2010. A seismic survey started before the summer of 2011 and an initial campaign of three drillings started in October 2011.

In China, the Group has had operations since 2006 on the South Sulige Block, located in the Ordos Basin in the Inner Mongolia province. Following appraisal work by TOTAL, China National Petroleum Corporation (CNPC) and TOTAL agreed in November 2010 to submit to the authorities for approval a development plan under which CNPC is the operator and provides the benefit of its experience in developing Great Sulige. TOTAL has a 49% stake and provides support in its areas of expertise.

The authorities gave the operator permission to undertake preliminary development work in the spring of 2011. Drilling operations started and additional 3D seismic data was shot in 2011 in preparation for the upcoming drilling campaigns. Start-up of production is expected in 2012.

In Indonesia, where TOTAL has had operations since 1968, the Group’s production was 158 kboe/d in 2011, compared to 178 kboe/d in 2010 and 190 kboe/d in 2009.

TOTAL’s operations in Indonesia are primarily concentrated on the Mahakam permit (50%, operator), which covers in particular the Peciko and Tunu gas fields. TOTAL also has a stake in the Sisi-Nubi gas field (47.9%, operator). TOTAL delivers most of its natural gas production to the Bontang LNG plant operated by the Indonesian company PT Badak. The overall capacity of the eight liquefaction trains of the Bontang plant is 22 Mt/y.

In 2011, gas production operated by TOTAL amounted to 2,227 Mcf/d. The gas operated and delivered by TOTAL accounted for nearly 80% of Bontang LNG’s supply. In addition to gas production, operated condensates and oil production from the Handil and Bekapai fields amounted to 59 kb/d and 23 kb/d, respectively.

•	On the Mahakam permit:
–

In 2011, the scheduled drilling of additional wells in the main reservoir of the Tunu field continued with increasing density. The second phase of drilling development wells to discover shallow gas reservoirs has started.

–	On the Peciko field, Phase 7 drilling, which started in 2009, is continuing.
–	The development of South Mahakam, which includes the Stupa, West Stupa and East Mandu fields, is ongoing. Start-up of production is expected in early 2013.
•

On the Sisi-Nubi field, which began production in 2007, drilling operations continue within the framework of a second phase of development. The gas from Sisi-Nubi is produced through Tunu’s processing facilities.

•

In October 2010, TOTAL closed the acquisition of a 15% stake in the Sebuku permit, where the gas field Ruby was discovered. Development of the field, with the aim of producing 100 Mcf/d of natural gas, started in February 2011. Production start-up is scheduled for the end of 2013.

•	On the Southeast Mahakam exploration block (50%, operator), the first exploration well (Trekulu 1) completed at the end of 2010 produced negative results.
•

In May 2010, the Group acquired a 24.5% stake in two exploration blocks — Arafura and Amborip VI — located in the Arafura Sea. Two wells were drilled on these blocks in late 2010/early 2011. The results were negative.

•

In September 2011, TOTAL signed an agreement to acquire a stake in three exploration blocks located in the southern Makassar Strait (Sageri, 50%, South Sageri, 35% and Sadang, 20%). A first well was drilled on the Sageri block at the end of 2011.

•

In September 2011, TOTAL also signed an agreement to acquire a stake in an exploration block located in the southern Makassar Strait (South Mandar, 33%). Under the agreement, the Group acquired additional 10% stakes in the South Sageri and Sadang blocks.

•	In May 2011, TOTAL acquired a 100% stake in the South West Bird’s Head exploration block. The block is located onshore and offshore in the Salawati Basin, in the province of West Papua.
•	The Group signed a production sharing agreement in March 2011, for a 50% stake in a coal bed methane (CBM) field on the Kutai Timur Block in East Kalimantan province.

In the autumn of 2010, the Group signed an agreement with the consortium Nusantara Regas (Pertamina-PGN) for the delivery of 11.75 Mt of LNG over the period 2012-2022 to a re-gasification terminal located near Jakarta. The first deliveries are expected in the second quarter of 2012.

In Malaysia, TOTAL signed a production sharing agreement in 2008 with state-owned Petronas for the offshore exploration Blocks PM303 and PM324. Following the seismic studies performed in 2009 and 2010, TOTAL withdrew from offshore exploration Block PM303 in early 2011. Exploration work continued on Block PM324 (50%, operator); initial drilling in high pressure/high temperature conditions started in October 2011 and continues in 2012.

TOTAL also signed in November 2010 a new production sharing agreement with Petronas for the deep offshore exploration Block SK 317 B (85%, operator) located off the state of Sarawak. 3D seismic surveys have been carried out on the zone. The results should be available shortly.

In Myanmar, the Group’s production was 15 kboe/d in 2011, compared to 14 kboe/d in 2010 and 13 kboe/d in 2009. TOTAL operates the Yadana field (31.2%), located on offshore Blocks M5 and M6, which produces gas that is delivered primarily to PTT (the Thai state-owned company) to be used in Thai power plants. The Yadana field also supplies the domestic market via a land pipeline and, since June 2010, via a sub-sea pipeline built and operated by Myanmar’s state-owned company MOGE.

In Thailand, the Group’s production was 41 kboe/d in 2011 and 2010, compared to and 36 kboe/d in 2009. This comes from the Bongkot (33.33%) offshore gas and condensates field. PTT purchases all of the natural gas and condensates production.

•

On the northern portion of the Bongkot field, the 3H (three wellhead platforms) development phase came onstream in early 2011. New investments are being made to meet gas demand and maintain plateau production:

–	phase 3J (two well platforms) was launched in late 2010 with start-up scheduled for 2012;
–	phase 3K (two well platforms) was approved in September 2011 with start-up scheduled for 2013; and
–	the second low-pressure compressor installation phase to increase gas production was completed in the first quarter of 2012.
•

The southern portion of the field (Greater Bongkot South) is also being developed in several phases. This development is designed to include a processing platform, a residential platform and thirteen production platforms. Construction of the facilities started in 2009 and accelerated in 2011 with the installation of the residential and gas processing platforms in August. Production is expected to start in the spring of 2012, with a capacity of 350 Mcf/d.

In Vietnam, TOTAL holds a 35% stake in the production sharing agreement for the offshore 15-1/05 exploration block following an agreement signed in 2007 with PetroVietnam. Two oil discoveries were made on the southern portion of the block, one in November 2009 and the other in October 2010. The results from the additional wells drilled on these discoveries between November 2010 and October 2011 are being assessed.

In 2009, TOTAL and PetroVietnam signed a production sharing agreement for Blocks DBSCL-02 and DBSCL-03. The onshore blocks, located in the Mekong Delta region, are held by TOTAL (75%, operator) and PetroVietnam (25%). Based on the seismic information obtained in 2009 and 2010, the partners have decided not to continue the exploration work.

Commonwealth of Independent States (CIS)

In 2011, TOTAL’s production in the CIS was 119 kboe/d, representing 5% of the Group’s overall production, compared to 23 kboe/d in 2010 and 24 kboe/d in 2009.

In Azerbaijan, where TOTAL has had operations since 1996, production was 14 kboe/d in 2011, compared to

13 kboe/d in 2010 and 12 kboe/d in 2009. The Group’s production comes from the Shah Deniz field (10%). TOTAL also holds a 10% stake in South Caucasus Pipeline Company, owner of the South Caucasus Pipeline (SCP) gas pipeline that transports the gas produced in Shah Deniz to the Turkish and Georgian markets. TOTAL also holds a 5% stake in BTC Co., owner of the Baku-Tbilisi-Ceyhan (BTC) oil pipeline, which connects Baku and the Mediterranean Sea. In 2009, TOTAL and state-owned SOCAR signed an exploration, development and production sharing agreement for a license located on the Absheron block in the Caspian Sea. TOTAL (40%) is the operator during the exploration phase and a joint operating company will manage operations during the development phase. Drilling of an exploratory well started in early 2011. In September 2011, the well showed the existence of a substantial gas accumulation. The well will be tested in 2012.

Gas deliveries to Turkey and Georgia from the Shah Deniz field continued throughout 2011, at a lower pace for Turkey due to weaker demand than initially forecast. Conversely, SOCAR took greater quantities of gas than provided for by the agreement.

Development studies and business negotiations for the sale of additional gas needed to launch a second development phase in Shah Deniz continued in 2011. In October 2011, SOCAR and Botas, a Turkish state-owned company, signed an agreement on the sale of additional gas volumes and the transfer conditions for volumes intended for the European market. The agreement is expected to enable the start of FEED studies for this second phase in the first quarter of 2012, although some of the commercial provisions of the agreement have yet to be finalized.

In Kazakhstan, TOTAL has owned since 1992 a stake in the North Caspian license, which covers the Kashagan field in particular.

The Kashagan project is expected to be developed in several phases. The development plan for the first phase (300 kb/d) was approved in February 2004 by the Kazakh authorities, allowing work to begin on the field. The consortium continues to target first production by year-end 2012.

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

In Russia, where TOTAL has had operations through its subsidiary since 1991, the Group’s production was 105 kboe/d in 2011, compared to 10 kboe/d in 2010 and 12 kboe/d in 2009. This comes from the Kharyaga field (40%, operator) and TOTAL’s stake in Novatek.

•

In 2007, TOTAL and Gazprom signed an agreement for the first phase of development on the giant Shtokman gas and condensates field, located in the Barents Sea. Under this agreement, Shtokman Development AG (TOTAL, 25%) was created in 2008 to design, build, finance and operate this first development phase, with estimated overall production capacity of 23.7 Bm3/y (0.4 Mboe/d). Engineering studies are underway for the portion of the project that will allow the transport of gas by pipeline through the Gazprom network (offshore development, gas pipeline and onshore gas and condensates processing facilities on the Teriberka site) and for the LNG part of the project, which will allow the export of 7.5 Mt/y of LNG from a new harbor located in Teriberka, representing approximately half of the gas produced by the first development phase.

•

In late 2009, TOTAL closed the acquisition from Novatek of a 49% stake in Terneftegas, which holds a development and production license on the onshore Termokarstovoye field. An appraisal well was drilled in 2010. The results of this well and of the pre-project studies allowed for the final investment decision to be made at year-end 2011.

•

On the Kharyaga field, work related to the development plan of phase 3 is ongoing. This development plan is intended to maintain plateau production at the 30 kboe/d (in 100%) level reached in late 2009. TOTAL sold 10% of the field to state-owned Zarubezhneft in January 2010, thereby decreasing its interest to 40%.

•

In the autumn of 2009, TOTAL signed an agreement setting forth the principles of a partnership with KazMunaiGas (KMG) for the development of the Khvalynskoye gas and condensates field, located offshore in the Caspian Sea on the border between Kazakhstan and Russia, under Russian jurisdiction. Gas production is expected to be transported to Russia. Pursuant to this agreement, TOTAL is planning to acquire 17% of KMG’s share.

•

In March 2011, TOTAL and the Russian listed company Novatek signed a strategic partnership agreement pursuant to which TOTAL acquired a 12.09% stake in Novatek in April 2011, with the intention of both parties for TOTAL to increase its holding to 15% within 12 months and 19.40% within three years. In December 2011, TOTAL increased its stake in Novatek by 2% to 14.09%.

•

In October 2011, TOTAL and Novatek signed the final agreements for the joint development of the Yamal LNG project. With a 20% stake, TOTAL has become Novatek’s main international partner in the gas liquefaction project. Novatek, which will retain a 51% stake, intends to dispose of the remaining 29% to other partners. The Yamal LNG project covers the development of the South Tambey gas and condensates field, located on the Yamal Peninsula in the Arctic.

Europe

In 2011, TOTAL’s production in Europe was 512 kboe/d, representing 22% of the Group’s overall production, compared to 580 kboe/d in 2010 and 613 kboe/d in 2009.

In Denmark, TOTAL has owned since June 2010 an 80% stake in and the operatorship for licenses 1/10 (Nordjylland) and 2/10 (Nordsjaelland, formerly Frederoskilde). These onshore licenses, the shale gas potential of which has yet to be assessed, cover areas of 3,000 km2 and 2,300 km2, respectively. Following geoscience surveys on license 1/10 in 2011, the decision was made to drill a well during the second half of 2012. Geoscience surveys are ongoing on license 2/10.

In France, the Group’s production was 18 kboe/d in 2011, compared to 21 kboe/d in 2010 and 24 kboe/d in 2009. TOTAL’s major assets are the Lacq (100%) and Meillon (100%) gas fields, located in the southwest part of the country.

On the Lacq field, operated since 1957, a carbon capture and storage pilot was commissioned in January 2010, and carbon injection is expected to continue until 2013. In connection with this project, a boiler has been modified to operate in an oxy-fuel combustion environment and the carbon dioxide emitted is captured and re-injected in the depleted Rousse field. As part of TOTAL’s sustainable development policy, this project will allow the Group to assess one of the technological possibilities for reducing carbon dioxide emissions.

Agreements were signed in December 2011 for the sale of the Itteville, Vert-le-Grand, Vert-le-Petit, La Croix Blanche, Dommartin Lettrée and Vic-Bilh assets. Operatorship and production rights for these assets were transferred in January 2012.

The Montélimar exclusive exploration license, awarded to TOTAL in March 2010 (100%) to assess, in particular, the shale gas potential of the area, was revoked by the government in October 2011. This revocation stemmed from the law of July 13, 2011, prohibiting the exploration and extraction of hydrocarbons by drilling followed by hydraulic fracturing. The Group had, however, submitted the required report to the government, in which it undertook not to use hydraulic fracturing in light of the current prohibition. An appeal has therefore been filed in December 2011 with the administrative court requesting that the judge cancel the revocation of the license.

In Italy, the Tempa Rossa field (75%, operator), discovered in 1989 and located on the unitized Gorgoglione concession (Basilicate region), is one of TOTAL’s principal assets in the country.

In 2011, Total Italia acquired an additional 25% in the Tempa Rossa field, bringing its stake to 75%, as well as shares in two exploration licenses.

Site preparation work started in early August 2008, but the proceedings initiated by the Prosecutor of the Potenza Court against Total Italia led to a freeze in the preparation work (for additional information, see “Item 8. Financial Information — Legal or arbitration proceedings — Italy”). New calls for tenders were launched related to certain contracts that had been cancelled. Drilling of the Gorgoglione 2 appraisal well that started in June 2010 reached its final depth, confirming the results of the other wells. It is expected to be tested in 2012. The extension plan for the Tarente refinery export system, needed for the development of the Tempa Rossa field, was submitted to the Italian authorities in May 2010 and approved at the end of 2011. Site preparation work began and start-up of production is expected in 2015 with a capacity of 55 kboe/d.

In Norway, where the Group has had operations since the mid-1960s, TOTAL has equity stakes in eighty production licenses on the Norwegian continental shelf, seventeen of which it operates. Norway is the largest single-country contributor to the Group’s production, with volumes of 287 kboe/d in 2011, compared to 310 kboe/d in 2010 and 327 kboe/d in 2009.

•

In the Norwegian North Sea, where numerous development projects have recently been launched, the Group’s production was 205 kboe/d in 2011. The most substantial contribution to production, for the most part non-operated, comes from the Greater Ekofisk Area (Ekofisk, Eldfisk, Embla, etc.).

–	Several projects are underway on the Greater Ekofisk Area, located in the south. The Group owns a 39.9% stake in the Ekofisk and Eldfisk fields. The Ekofisk South and Eldfisk 2 projects were launched in June 2011 following approval of the development and operation plans by the authorities. The project relating to the construction and installation of the new Ekofisk living quarters and utilities platform is now in its second year.

–

On the Greater Hild Area, located in the north and in which the Group has a 51% stake (operator), the Hild development scheme was selected at the end of 2010. The development and operation plan has been submitted to the authorities in early 2012. Approval is expected in 2012, with production start-up scheduled for 2016.

–

A number of successful exploration and appraisal activities were carried out in the North Sea in the 2009-2011 period. These activities have led to the launch of several development projects, which are already underway or for which approval by the authorities is expected in 2012:

¡

In the central section of the North Sea, on license PL102C (40%, operator), a fast-track development project has been launched for the Atla field (formerly known as David), which was discovered in 2010. Start-up of gas production is expected in late 2012.

¡	Gas production on the Beta West field (a satellite of Sleipner, 10%), located in the central section of the North Sea, started in April 2011.
¡

In the Visund area of the Nordic North Sea on license PL120 (7.7%), the Visund South fast-track development project for the Pan/Pandora discoveries is underway. Start-up of production is expected in 2012.

¡

The Stjerne project was launched in 2011 to develop the Katla structure discovered in 2009, located on license PL104 (10%) south of Oseberg in the Nordic North Sea. Start-up of oil production is expected in 2013.

¡

The fast-track development project for the Vigdis North East structure (PL089, 5.6%), discovered in 2009 and located south of Snorre, was launched in 2011. It will also allow for enhanced hydrocarbon recovery from the nearby Vigdis East field. Start-up of oil production is expected in late 2012.

¡

A positive appraisal well was drilled in 2010 on the southern slope of the Dagny-Ermintrude structure (6.54%) north of Sleipner. Approval of the development project is expected at the end of 2012 and production is scheduled to start in late 2016.

•

In the Norwegian Sea, the Haltenbanken area includes the Tyrihans (23.2%), Mikkel (7.7%) and Kristin (6%) fields as well as the Åsgard (7.7%) field and its satellites Yttergryta (24.5%) and Morvin (6%). Morvin started up in August 2010 as planned, with two producing wells. In 2011, the Group’s production in the Haltenbanken area was 63 kboe/d.

The partners decided to go ahead with the Åsgard sub-sea compression project, which will increase hydrocarbon recovery on the Åsgard and Mikkel fields, and the development and operation plan has been submitted to the authorities.

In 2011, TOTAL successfully drilled an exploration well on the Alve North structure on license PL127 (50%, operator) near the Norne field.

•

In the Barents Sea, LNG production on Snøhvit (18.4%) started in 2007. This project includes development of the Snøhvit, Albatross and Askeladd natural gas fields, as well as the construction of the associated liquefaction facilities. Due to design problems, the plant experienced reduced capacity during the start-up phase. A number of maintenance turnarounds were scheduled to address the issue and the plant is now operating at its design capacity (4.2 Mt/y). In 2011, the Group’s production was 19 kboe/d.

In 2011, TOTAL drilled a positive exploration well on the Norvarg structure in the Barents Sea on license PL535 (40%, operator), which was awarded during the twentieth licensing round.

The Group improved its asset portfolio in Norway by obtaining new licenses and divesting a number of non-strategic assets:

•

In 2011, TOTAL obtained four new exploration licenses during licensing round APA 2010 (Awards in Predefined Areas), including one as operator. The Group also acquired in 2011 a 40% stake and the role of operator of license PL554, north of Visund. Drilling of an exploration well is expected on the license in 2012. At the beginning of 2012, during licensing round APA 2011, TOTAL obtained eight new licences, including five as operator.

•	In 2010, the Group divested its stake in the Valhall/Hod fields.
•	In June 2011, TOTAL announced that it had signed an agreement for the planned sale of its entire stake in Gassled (6.4%) and the associated entities. The sale was effective at the end of 2011.

In the Netherlands, TOTAL has had natural gas exploration and production operations since 1964 and currently owns twenty-four offshore production licenses, including twenty that it operates, and two offshore exploration licenses, E17c (16.92%) and K1c (30%). In 2011, the Group’s production was 38 kboe/d, compared to 42 kboe/d in 2010 and 45 kboe/d in 2009.

•

The K5CU development project (49%, operator) was launched in 2009 and production started up in early 2011. This development includes four wells supported by a platform that was installed in 2010 and connected to the K5A platform by a 15 km gas pipeline.

•

The K4Z development project (50%, operator) began in 2011. This development is comprised of two sub-sea wells connected to the existing production and transport facilities. Start-up of production is expected in early 2013.

In late 2010, TOTAL disposed of 18.19% of its equity stake in the NOGAT gas pipeline and decreased its stake to 5%.

In Poland, at the end of March 2011, TOTAL signed an agreement to acquire a 49% stake in the Chelm and Werbkowice exploration concessions in order to assess their shale gas potential. On the Chelm license, drilling has taken place, the well has been tested and the results from the well are being examined.

In the United Kingdom, where TOTAL has had operations since 1962, the Group’s production was 169 kboe/d in 2011, compared to 207 kboe/d in 2010 and 217 kboe/d in 2009. Around 90% of this production comes from operated fields located in two major zones: the Alwyn zone in the northern North Sea, and the Elgin/Franklin zone in the Central Graben.

•

On the Alwyn zone, start-up of satellite fields or new reservoir compartments allowed production to be maintained. The N52 well drilled on Alwyn (100%) in a new compartment of the Statfjord reservoir came onstream in February 2010 with initial production of 15 kboe/d (gas and condensates). The N53 well was also drilled on Alwyn on the same type of reservoir in 2011 and came onstream in September 2011 with initial production of 4 kboe/d (gas and condensates).

The development project for Islay (100%), a gas and condensates discovery made in 2008 located south of Alwyn, was approved in July 2010. Development is underway and production start-up is expected in the first half of 2012 with a production capacity of 15 kboe/d.

In 2010, TOTAL signed an agreement to divest its stake in the Otter field; its holding fell from 81% to 50% in 2011 and was completely disposed of in February 2012.

•

In the Central Graben, the development of the Elgin (46.2%, operator) and Franklin (46.2%, operator) fields, in production since 2001, contributed substantially to the Group’s presence in the United Kingdom. At the end of 2011, TOTAL acquired the remaining 22.5% of Elgin Franklin Oil & Gas (EFOG), a company through which it holds a stake in the Elgin and Franklin fields. On the Elgin field, a first infill well came onstream in October 2009 with production of 18 kboe/d. A second infill well started up in May 2010 with production of 12 kboe/d.

Following a gas leak on the Elgin field on March 25, 2012, the production on the Elgin, Franklin and West Franklin fields was stopped and the personnel of the site were evacuated. Investigations are ongoing to determine the causes and the remediation of the gas leak. The Group is actively monitoring the situation (situation as of March 26, 2012).

Additional development of West Franklin through a second phase (drilling of three additional wells and installation of a new platform connected to Elgin) was approved in November 2010. Start-up of production is expected at year-end 2013. The decision was made in 2011 to install a new well platform on the Elgin field. This new platform will be installed in parallel with the West Franklin project and will enable the drilling of new wells on the Elgin field as of 2014.

•	In addition to Alwyn and the Central Graben, a third area, West of Shetland, is undergoing development. TOTAL increased its equity stake to 80% in the Laggan and Tormore fields in early 2010.

The decision to develop the Laggan/Tormore fields was made in March 2010 and production is scheduled to start in 2014 with an expected capacity of 90 kboe/d. The joint development scheme selected by TOTAL and its partner includes sub-sea production facilities and off-gas treatment (gas and condensates) at a plant located near the Sullom Voe terminal in the Shetland Islands. The gas would then be exported to the Saint-Fergus terminal via a new pipeline connected to the Frigg gas pipeline (FUKA).

In 2010, the Group’s stake in the P967 license (operator), which includes the Tobermory gas discovery, increased to 50% from 43.75%. This license is located north of Laggan/Tormore.

In early 2011, a gas and condensate discovery was made on the Edradour license (75%, operator), near Laggan and Tormore. The development of Edradour using the infrastructures in place is being examined.

TOTAL has stakes in ten assets operated by third parties, the most important in terms of reserves being the Bruce (43.25%) and Alba (12.65%) fields. The Group disposed of its stake in the Nelson field (11.5%) in 2010.

Middle East

In 2011, TOTAL’s production in the Middle East was 570 kboe/d, representing 24% of the Group’s overall production, compared to 527 kboe/d in 2010 and 438 kboe/d in 2009.

In the United Arab Emirates, where TOTAL has had operations since 1939, the Group’s production was 240 kboe/d in 2011, compared to 222 kboe/d in 2010 and 214 kboe/d in 2009. The increase in production in 2011 was mainly due to higher production by Abu Dhabi Company for Onshore Oil Operations (ADCO) and Abu Dhabi Marine (ADMA).

In Abu Dhabi, TOTAL holds a 75% stake in the Abu Al Bu Khoosh field (operator), a 9.5% stake in ADCO, which operates the five major onshore fields in Abu Dhabi, and a 13.3% stake in ADMA, which operates two offshore fields. TOTAL also has a 15% stake in Abu Dhabi Gas Industries (GASCO), which produces LPG and condensates from the associated gas produced by ADCO, and a 5% stake in Abu Dhabi Gas Liquefaction Company (ADGAS), which produces LNG, LPG and condensates.

In early 2009, TOTAL signed agreements for a 20-year extension of its stake in the GASCO joint venture starting on October 1, 2008.

In early 2011, TOTAL and IPIC, a government-owned entity in Abu Dhabi, signed a Memorandum of Understanding with a view to developing projects of common interest in the upstream oil and gas sectors.

The Group has a 24.5% stake in Dolphin Energy Ltd. alongside Mubadala, a company owned by the government of the Abu Dhabi Emirate, to market gas produced primarily in Qatar to the United Arab Emirates.

The Group also owns 33.33% of Ruwais Fertilizer Industries (FERTIL), which produces urea. FERTIL 2, a new project, was launched in 2009 to build a new granulated urea unit with a capacity of 3,500 t/d (1.2 Mt/y). This project is expected to allow FERTIL to more than double production so as to reach nearly 2 Mt/y in January 2013.

In Iraq, TOTAL bid in 2009 and 2010 on the three calls for tenders launched by the Iraqi Ministry of Oil. The PetroChina-led consortium that includes TOTAL (18.75%) was awarded the development and production contract for the Halfaya field during the second call for tenders held in December 2009. This field is located in the province of Missan, north of Basra. The agreement became effective in March 2010 and the preliminary development plan was approved by the Iraqi authorities in September 2010. Development operations started with the shooting of the 3D seismic survey, drilling and the construction of surface facilities. A production level of 70 kb/d of oil is expected to be reached in 2012.

In Iran, the Group’s production under buy back agreements was zero in 2011, having been 2 kb/d in 2010 and 8 kb/d in 2009. For additional information on TOTAL’s operations in Iran, see “— Other Matters — Business Activities in Cuba, Iran, Sudan and Syria”.

In Oman, the Group’s production was 36 kboe/d in 2011, stable compared to 2010 and 2009. TOTAL produces oil mainly on Block 6 as well as on Block 53 and liquefied natural gas through its stakes in the Oman LNG (5.54%)/Qalhat LNG (2.04%(1)) liquefaction plant, which has a capacity of 10.5 Mt/y.

In Qatar, where TOTAL has had operations since 1936, the Group has equity stakes in the Al Khalij field (100%), the NFB Block (20%) in the North field, the Qatargas 1 liquefaction plant (10%), Dolphin (24.5%) and train 5 of Qatargas 2 (16.7%). The Group’s production was 155 kboe/d in 2011, compared to 164 kboe/d in 2010 and 141 kboe/d in 2009.

•

The production contract for Dolphin, signed in 2001 with state-owned Qatar Petroleum, provides for the sale of 2 Bcf/d of gas from the North Field for a 25-year period. The gas is processed in the Dolphin plant in Ras Laffan and exported to the United Arab Emirates through a 360 km gas pipeline.

•

Production from train 5 of Qatargas 2, which started in September 2009, reached its full capacity (7.8 Mt/y) at year-end 2009. TOTAL has owned an equity stake in this train since 2006. In addition, TOTAL takes part of the LNG produced in compliance with the contracts signed in 2006, which provide for the purchase of 5.2 Mt/y of LNG from Qatargas 2 by the Group.

The Group also has a 10% stake in Laffan Refinery, a condensate splitter with a capacity of 146 kb/d that started up in September 2009. Finally, since May 2011 the Group has been a partner (25%) in the offshore BC exploration license.

In Syria, TOTAL is present on the Deir Ez Zor license (100%, operated by DEZPC, 50% of which is owned by TOTAL) and through the Tabiyeh contract that became effective in October 2009. The Group’s production from these two assets was 53 kboe/d in 2011, compared to 39 kboe/d in 2010 and 20 kboe/d in 2009. In early December 2011, TOTAL ceased its activities that contribute to oil and gas production in Syria.

For additional information on TOTAL’s operations in Syria, see “— Other Matters — Business Activities in Cuba, Iran, Sudan and Syria”.

In Yemen, where TOTAL has had operations since 1987, the Group’s production was 86 kboe/d in 2011, compared to 66 kboe/d in 2010 and 21 kboe/d in 2009.

TOTAL has an equity stake in the Yemen LNG project (39.62%). As part of this project, the Balhaf liquefaction plant on the southern coast of Yemen is supplied with the gas produced on Block 18, located near Marib in the center of the country, through a 320 km gas pipeline. The two liquefaction trains were commissioned in October 2009 and April 2010, respectively. The plant has a nominal capacity of 6.7 Mt/y of LNG.

TOTAL also has stakes in the country’s two oil basins, as the operator of Block 10 (Masila Basin, East Shabwa license, 28.57%) and as a partner on Block 5 (Marib Basin, Jannah license, 15%).

TOTAL owns stakes in four onshore exploration licenses: 40% in Blocks 69 and 71, 50.1% in Block 70 (operated by TOTAL since July 2010), and 36% in Block 72 (operated by TOTAL since October 2011).

In March 2012, TOTAL acquired a 40% interest in the Block 3 exploration license, which it will operate. The acquisition is subject to the approval of Yemen’s Ministry of Oil and Mineral Resources.

(1)	TOTAL’s indirect stake in Qalhat LNG through its stake in Oman LNG.

OIL AND GAS ACREAGE

As of December 31, (in thousand of acres)		2011		2010		2009
		Undeveloped acreage(a)	Developed acreage	Undeveloped acreage(a)	Developed acreage	Undeveloped acreage(a)	Developed acreage
Europe	Gross	6,478	781	6,802	776	5,964	667
	Net	3,497	185	3,934	184	2,203	182
Africa	Gross	110,346	1,229	72,639	1,229	85,317	1,137
	Net	65,391	333	33,434	349	45,819	308
Americas	Gross	15,454	1,028	16,816	1,022	9,834	776
	Net	5,349	329	5,755	319	4,149	259
Middle East	Gross	31,671	1,461	29,911	1,396	33,223	204
	Net	2,707	217	2,324	209	2,415	97
Asia	Gross	40,552	930	36,519	539	29,609	397
	Net	19,591	255	17,743	184	16,846	169
Total	Gross	204,501	5,429	162,687	4,962	163,947	3,181
	Net(b)	96,535	1,319	63,190	1,245	71,432	1,015

(a)	Undeveloped acreage includes leases and concessions.
(b)	Net acreage equals the sum of the Group’s equity stakes in gross acreage.

NUMBER OF PRODUCTIVE WELLS

As of December 31, (number of wells)		2011		2010		2009
		Gross productive wells	Net productive wells(a)	Gross productive wells	Net productive wells(a)	Gross productive wells	Net productive wells(a)
Europe	Liquids	576	151	569	151	705	166
	Gas	358	125	368	132	328	125
Africa	Liquids	2,275	576	2,250	628	2,371	669
	Gas	157	44	182	50	190	50
Americas	Liquids	877	247	884	261	821	241
	Gas	2,707	526	2,532	515	1,905	424
Middle East	Liquids	7,829	721	7,519	701	3,766	307
	Gas	372	49	360	49	136	32
Asia	Liquids	209	75	196	75	157	75
	Gas	1,589	498	1,258	411	1,156	379
Total	Liquids	11,766	1,770	11,418	1,816	7,820	1,458
	Gas	5,183	1,242	4,700	1,157	3,715	1,010

(a)	Net wells equal the sum of the Group’s equity stakes in gross wells.

NUMBER OF NET OIL AND GAS WELLS DRILLED ANNUALLY

As of December 31,		2011			2010			2009
		Net productive wells drilled(a)	Net dry wells drilled(a)	Total net wells drilled(a)	Net productive wells drilled(a)	Net dry wells drilled(a)	Total net productive wells drilled(a)	Net wells drilled(a)	Net dry wells drilled(a)	Total net wells drilled(a)
Exploratory	Europe	1.5	1.7	3.2	1.7	0.2	1.9	0.4	3.7	4.1
	Africa	2.9	1.5	4.4	1.6	4.3	5.9	5.9	3.2	9.1
	Americas	1.2	1.3	2.5	1.0	1.6	2.6	0.8	1.6	2.4
	Middle East	1.2	0.8	2.0	0.9	0.3	1.2	0.3	—	0.3
	Asia	2.1	3.7	5.8	3.2	1.2	4.4	1.7	1.2	2.9
	Subtotal	8.9	9.0	17.9	8.4	7.6	16.0	9.1	9.7	18.8
Development	Europe	7.5	—	7.5	5.0	—	5.0	5.0	—	5.0
	Africa	24.7	—	24.7	18.1	—	18.1	27.5	0.2	27.7
	Americas	113.1	82.2	195.3	135.3	112.5	247.8	31.2	104.3	135.5
	Middle East	32.6	2.6	35.2	29.6	1.4	31.0	42.6	3.4	49.0
	Asia	118.4	—	118.4	59.3	—	59.3	63.5	0.3	63.8
	Subtotal	296.3	84.8	381.1	247.3	113.9	361.2	172.8	108.2	281.0
Total		305.2	93.8	399.0	255.7	121.5	377.2	181.9	117.9	299.8

(a)	Net wells equal the sum of the Group’s equity stakes in gross wells.

DRILLING AND PRODUCTION ACTIVITIES IN PROGRESS

As of December 31,		2011		2010		2009
(number of wells)		Gross	Net (a)	Gross	Net (a)	Gross	Net (a)
Exploratory	Europe	2	2.0	3	2.1	1	0.5
	Africa	2	0.8	4	1.4	4	1.3
	Americas	3	1.0	2	0.9	2	0.6
	Middle East	—	—	2	1.2	1	0.4
	Asia	1	0.6	2	1.1	—	—
	Subtotal	8	4.4	13	6.7	8	2.8
Development	Europe	21	4.5	21	3.8	5	2.2
	Africa	31	11.3	29	6.4	31	8.5
	Americas	22	5.7	99	29.2	60	17.8
	Middle East	26	3.5	20	5.1	40	4.8
	Asia	11	5.1	23	9.8	12	5.5
	Subtotal	111	30.1	192	54.3	148	38.8
Total		119	34.5	205	61.0	156	41.6

(a)	Net wells equal the sum of the Group’s equity stakes in gross wells.

INTERESTS IN PIPELINES

The table below sets forth TOTAL’s interests in oil and gas pipelines as of December 31, 2011.

Pipeline(s)	Origin	Destination	% interest		Operator	Liquids	Gas
EUROPE
France
TIGF	South West Network		100.00		x		x
Norway
Frostpipe (inhibited)	Lille-Frigg, Froy	Oseberg	36.25			x
Heimdal to Brae Condensate Line	Heimdal	Brae	16.76			x
Kvitebjorn pipeline	Kvitebjorn	Mongstad	5.00			x
Norpipe Oil	Ekofisk Treatment center	Teeside (UK)	34.93			x
Oseberg Transport System	Oseberg, Brage and Veslefrikk	Sture	8.65			x
Sleipner East Condensate Pipe	Sleipner East	Karsto	10.00			x
Troll Oil Pipeline I and II	Troll B and C	Vestprosess (Mongstad refinery)	3.71			x
The Netherlands
Nogat pipeline	F3-FB	Den Helder	5.00				x
WGT K13-Den Helder	K13A	Den Helder	4.66				x
WGT K13-Extension	Markham	K13 (via K4/K5)	23.00				x
United Kingdom
Alwyn Liquid Export Line	Alwyn North	Cormorant	100.00		x	x
Bruce Liquid Export Line	Bruce	Forties (Unity)	43.25			x
Central Area Transmission System (CATS)	Cats Riser Platform	Teeside	0.57				x
Central Graben Liquid Export Line (LEP)	Elgin-Franklin	ETAP	15.89			x
Frigg System : UK line	Alwyn North, Bruce and others	St.Fergus (Scotland)	100.00		x		x
Ninian Pipeline System	Ninian	Sullom Voe	16.00			x
Shearwater Elgin Area Line (SEAL)	Elgin-Franklin, Shearwater	Bacton	25.73				x
SEAL to Interconnector Link (SILK)	Bacton	Interconnector	54.66		x		x
AFRICA
Gabon
Mandji Pipes	Mandji fields	Cap Lopez Terminal	100.00	(a)	x	x
Rabi Pipes	Rabi fields	Cap Lopez Terminal	100.00	(a)	x	x
AMERICAS
Argentina
Gas Andes	Neuquen Basin (Argentina)	Santiago (Chile)	56.50		x		x
TGN	Network (Northern Argentina)		15.40				x
TGM	TGN	Uruguyana (Brazil)	32.68				x
Bolivia
Transierra	Yacuiba (Bolivia)	Rio Grande (Bolivia)	11.00				x
Brazil
TBG	Bolivia-Brazil border	Porto Alegre via São Paulo	9.67				x
Colombia
Ocensa	Cusiana	Covenas Terminal	5.20			x
Oleoducto de Alta Magdalena	Tenay	Vasconia	0.93			x
Oleoducto de Colombia	Vasconia	Covenas	9.55			x
ASIA
Yadana	Yadana (Myanmar)	Ban-I Tong (Thai border)	31.24		x		x
REST OF WORLD
BTC	Baku (Azerbaijan)	Ceyhan (Turkey, Mediterranean)	5.00			x
SCP	Baku (Azerbaijan)	Georgia/Turkey Border	10.00				x
Dolphin (International transport and network)	Ras Laffan (Qatar)	U.A.E.	24.50				x

(a)	Interest of Total Gabon. The Group has a financial interest of 58.28% in Total Gabon.

Gas & Power

The Gas & Power division is primarily focused on the optimization of the Group’s gas resources. The division is active in the transport, trading and marketing of natural gas, liquefied natural gas (LNG) and electricity, LNG re-gasification and natural gas storage. It is also engaged in shipping and trading of liquefied petroleum gas (LPG), power generation from gas-fired power plants or renewable energies, and coal production, trading and marketing.

The Gas & Power division is also developing new energies that emit fewer greenhouse gases to complement hydrocarbons so as to meet the increasing global demand for energy. For this purpose, the Group has two main focuses:

•	the upstream/downstream integration of the solar photovoltaic channel (achieved through the acquisition of a 60% stake in SunPower in 2011);
•	the thermochemical and biochemical conversion of feedstock into fuels or chemicals.

In these fields, TOTAL pursues and strengthens R&D in solar energy, conversion processing of biomass, gas and coal, energy storage, carbon capture and storage and gas technologies.

In parallel, the Group is closely monitoring nuclear power generation and its outlook.

Liquefied natural gas

A pioneer in the LNG industry, TOTAL today ranks second worldwide among international oil companies(1) and has sound and diversified positions both in the upstream and downstream portions of the LNG chain. LNG development is key to the Group’s strategy, with TOTAL strengthening positions in most major production zones and markets.

Through its stakes in liquefaction plants located in Indonesia, Qatar, the United Arab Emirates, Oman, Nigeria, Norway and, since 2009, Yemen, TOTAL markets LNG in all worldwide markets. In 2011, TOTAL sold 13.2 Mt of LNG, an increase of 7.3% compared to 2010 LNG sales (12.3 Mt) and of 48.3% compared to 2009 sales (8.9 Mt). The start-up of the Angola LNG plant in 2012, together with the Group’s liquefaction projects in Australia, Nigeria and Russia, are expected to allow for growth to continue in the coming years.

The Gas & Power division is responsible for LNG operations downstream from liquefaction plants.(2) It is in charge of LNG marketing to third parties on behalf of the Exploration & Production division, building up the Group’s LNG portfolio for its trading, marketing and transport operations as well as re-gasification terminals.

In Nigeria, TOTAL holds a 15% interest in the Nigeria LNG plant (NLNG). The Group signed an LNG purchase agreement, initially intended for deliveries to the United States and Europe, for an initial 0.23 Mt/y over a 23-year period starting in 2006, to which an additional 0.94 Mt/y was added when the sixth train came on stream in December 2007.

TOTAL also holds a 17% stake in the Brass LNG project, which calls for the construction of two liquefaction trains, each with a capacity of 5 Mt/y. In conjunction with this acquisition, TOTAL signed a preliminary agreement with Brass LNG Ltd setting forth the principal terms of an LNG purchase agreement for approximately one-sixth of the plant’s capacity over a 20-year period. This contract is subject to the final investment decision for the project by Brass LNG.

In Norway, as part of the Snøvhit project, in which the Group holds an 18.4% stake, TOTAL signed in 2004 a purchase agreement for 0.78 Mt/y of LNG over a 15-year period primarily intended for North America and Europe. Deliveries started in 2007.

In Qatar, TOTAL signed purchase agreements in 2006 for 5.2 Mt/y of LNG from train 5 (TOTAL, 16.7%) of Qatargas 2 over a 25-year period. This LNG is expected to be marketed mainly in France, the United Kingdom and North America. LNG production from this train started in September 2009.

In Yemen, TOTAL signed an agreement with Yemen LNG Ltd (TOTAL, 39.62%) in 2005 to purchase 2 Mt/y of LNG over a 20-year period, starting in 2009, which is initially intended for delivery in the United States and Europe. LNG production from Yemen LNG’s first and second trains started in October 2009 and April 2010, respectively.

Since 2009, part of the volume purchased by the Group pursuant to its long-term contracts related to the LNG projects mentioned above has been diverted to higher-value markets in Asia.

In Angola, TOTAL is involved in the construction of the Angola LNG liquefaction plant (TOTAL, 13.6%), which includes a 5.2 Mt/y train expected to start up in 2012. As

(1)	Based on publicly available information; upstream and downstream LNG portfolios.
(2)	The Exploration & Production division is in charge of the Group's natural gas liquefaction and production operations.

part of this project, TOTAL signed in 2007 a re-gasified gas purchase agreement for 13.6% of the quantities produced over a 20-year period.

In Australia, TOTAL holds a 24% stake in the Ichthys LNG project, which calls for the construction of two LNG trains, each with a capacity of 4.2 Mt/y. In conjunction with this acquisition, TOTAL signed an LNG purchase agreement for 0.9 Mt/y over a 15-year period. The final investment decision of the partners of the Ichthys LNG project was made in January 2012.

In China, TOTAL signed in 2008 an LNG sale agreement with China National Offshore Oil Company (CNOOC). This agreement, starting in 2010 for a 15-year period, provides for the supply by TOTAL of up to 1 Mt/y of LNG to CNOOC. The gas supplied comes from the Group’s global LNG portfolio.

In South Korea, TOTAL signed an LNG sale agreement in 2011 with Kogas. Under this agreement, TOTAL will deliver up to 2 Mt/y of LNG to Kogas between 2014 and 2031. This gas will come from the Group’s global LNG portfolio.

With regard to LNG transport operations, since 2004 TOTAL has been the direct long-term charterer of the Arctic Lady, a 145,000 m3 LNG tanker that ships TOTAL’s share of production from the Snøvhit liquefaction plant in Norway. In November 2011, TOTAL signed a second long-term contract for the chartering of a 165,000 m3 LNG tanker, the Maersk Meridian, in order to strengthen its transport capacities with regards again to its lifting commitments in Norway.

The Group also holds a 30% stake in Gaztransport & Technigaz (GTT), which focuses mainly on the design and engineering of membrane cryogenic tanks for LNG tankers. At year-end 2011, out of a worldwide tonnage estimated at 386 LNG tankers(1), 258 active LNG tankers were equipped with membrane tanks built under GTT licenses.

Trading

In 2011, TOTAL continued to pursue its strategy of developing its operations downstream from natural gas and LNG production. The aim of this strategy is to optimize access for the Group’s current and future production to traditional markets (with long-term contracts) and to markets open to international competition (with short-term contracts and spot sales). In the context of deregulated markets, which allow customers to more freely access suppliers, in turn leading to new marketing arrangements that are more flexible than traditional long-term contracts, TOTAL is developing trading, marketing and logistics businesses to offer its natural gas and LNG production directly to customers.

In parallel, the Group has operations in electricity trading and LPG as well as coal marketing.

Furthermore, in 2011 TOTAL began to market the petcoke production of the Port Arthur refinery (United States) on the international market.

The Gas & Power division’s trading teams are located in London, Houston, Geneva and Singapore and conduct most of their business through the Group’s wholly-owned subsidiaries Total Gas & Power and Total Gas & Power North America.

Gas and electricity

TOTAL has gas and electricity trading operations in Europe and North America with a view to selling the Group’s production and supplying its marketing subsidiaries.

In Europe, TOTAL marketed 1,500 Bcf (42.5 Bm3) of natural gas in 2011, compared to 1,278 Bcf (36.2 Bm3) in 2010 and 1,286 Bcf (36.5 Bm3) in 2009, including approximately 12% coming from the Group’s production. In addition, TOTAL marketed 24.2 TWh of electricity in 2011, compared to 27.1 TWh in 2010 and 35 TWh in 2009, which came mainly from external resources.

In North America, TOTAL marketed 1,694 Bcf (48 Bm3) of natural gas in 2011, compared to 1,798 Bcf (51 Bm3) in 2010 and 1,586 Bcf (45 Bm3) in 2009, supplied by its own production or external resources.

LNG

TOTAL has LNG trading operations through spot sales and fixed-term contracts as described in “— Liquefied natural gas” above. Since 2009, new purchase agreements (Qatargas 2, Yemen LNG) and new sale agreements (China, India, Thailand, South Korea and Japan) have substantially developed the Group’s LNG marketing operations, particularly in Asia’s most buoyant markets. This spot and fixed-term LNG portfolio allows TOTAL to supply gas to its main customers worldwide, while retaining a sufficient degree of flexibility to react to market opportunities.

In 2011, TOTAL purchased 99 contractual cargos and 10 spot cargos from Qatar, Yemen, Nigeria, Norway, Russia and Egypt, compared to 94 and 12, respectively, in 2010 and 23 and 12, respectively, in 2009.

(1)	Gaztransport & Technigaz data.

LPG

In 2011, TOTAL traded and sold approximately 5.7 Mt of LPG (butane and propane) worldwide, compared to 4.5 Mt in 2010 and 4.4 Mt in 2009. Approximately 28% of these quantities came from fields or refineries operated by the Group. LPG trading involved the use of 7 time-charters, representing 188 voyages in 2011, and approximately 142 spot charters.

Coal

In 2011, TOTAL marketed 7.5 Mt of coal in the international market, compared to 7.3 Mt in 2010 and 2009. Approximately 70% of this coal comes from South Africa. More than three-quarters of the volume was sold in Asia, where coal is used primarily to generate electricity, with the remaining volume marketed in Europe.

Petcoke

In 2011, TOTAL began to market the petcoke produced by the coker at the Port Arthur refinery. Approximately 0.6 Mt of petcoke was sold on the international market in 2011 to cement plants and electricity producers, mainly in Mexico, Brazil, Turkey and China.

Marketing

To unlock value from the Group’s production, TOTAL has gradually developed gas, electricity and coal marketing operations with end users in the United Kingdom, France, Spain and Germany.

In the United Kingdom, TOTAL sells gas and power to the industrial and commercial segments through its subsidiary Total Gas & Power Ltd. In 2011, volumes of gas sold amounted to 162 Bcf (4.6 Bm3), compared to 173 Bcf (4.9 Bm3) in 2010 and 130 Bcf (3.7 Bm3) in 2009. Sales of electricity totaled approximately 4.1 TWh in 2011, stable compared to 2010 and 2009.

In France, TOTAL markets natural gas through its subsidiary Total Energie Gaz (TEGAZ), the overall sales of which were 208 Bcf (5.9 Bm3) in 2011, compared to 226 Bcf (6.4 Bm3) in 2010 and 208 Bcf (5.9 Bm3) in 2009. The Group also markets coal to its French customers through its subsidiary CDF Energie, with sales of approximately 1.2 Mt in 2011, compared to 1.3 Mt in 2010 and 1 Mt in 2009.

In Spain, TOTAL markets natural gas to the industrial and commercial segments through Cepsa Gas Comercializadora, in which it holds a 35% stake. In 2011, volumes of gas sold amounted to 85 Bcf (2.4 Bm3), like in 2010 and compared to 70 Bcf (2 Bm3) in 2009.

In Germany, Total Energie created a marketing subsidiary in 2010, Total Energy Gas GmbH, which began commercial operations in 2011, making its first sales to industrial customers and service companies.

The Group also holds stakes in the marketing companies that are associated with the Altamira and Hazira LNG re-gasification terminals located in Mexico and India, respectively.

Gas facilities

TOTAL develops and operates its natural gas transport networks, gas storage facilities (both liquid and gaseous) and LNG re-gasification terminals downstream from its natural gas and LNG production.

Transport of natural gas

In France, the Group’s transport operations located in the southwest of the country are grouped under Total Infrastructures Gaz France (TIGF), a wholly-owned subsidiary of the Group. This subsidiary operates a regulated transport network of 5,000 km of gas pipelines. As part of the development of Franco-Spanish interconnections, TOTAL decided in 2011 to complete the Euskadour (France-Spain link) project with commissioning scheduled in 2015. This decision followed the decisions made in 2010 to invest in the Artère du Béarn and Girland gas pipeline projects (reinforcement of Artère de Guyenne), with commissioning scheduled in 2013.

Another highlight of 2011 was the implementation by TIGF of the Third Energy Package adopted by the European Union in July 2009, which entails splitting network operations from production and supply operations.

In South America, TOTAL owns interests in several natural gas transport companies in Argentina, Chile and Brazil. These assets represent a total integrated network of approximately 9,500 km of pipelines serving the Argentinean, Chilean and Brazilian markets from gas-producing basins in Bolivia and Argentina, where the Group has natural gas reserves. These natural gas transport companies are challenged by a difficult operational and financial environment in Argentina stemming from the absence of an increase in transport tariffs and the restrictions imposed on gas exports. The Group successfully negotiated in 2011 financial arrangements with some of its customers, which resulted in a significant improvement in earnings for GasAndes, a company in which TOTAL holds a 56.5% stake.

Storage of natural gas and LPG

In France, the Group’s storage operations located in the southwest are grouped under TIGF. This subsidiary operates two storage units under a negotiated legal regime with a usable capacity of 92 Bcf (2.6 Bm3).

Through its 35.5% stake in Géométhane, TOTAL owns natural gas storage in a salt cavern in Manosque with a capacity of 10.5 Bcf (0.3 Bm3). A proposed 7 Bcf (0.2 Bm3) increase in storage capacity was approved in February 2011, with commissioning scheduled in 2017-2018.

In India, TOTAL holds a 50% stake in South Asian LPG Limited (SALPG), a company that operates an underground import and storage LPG terminal located on the east coast of the country. This cavern, the first of its kind in India, has a storage capacity of 60 kt. In 2011, inbound vessels transported 850 kt of LPG, compared to 779 kt in 2010 and 606 kt in 2009.

LNG re-gasification

TOTAL has entered into agreements to obtain long-term access to LNG re-gasification capacity on the three continents that are the largest consumers of natural gas: North America (the United States and Mexico), Europe (France and the United Kingdom), and Asia (India). This diversified presence allows the Group to access new liquefaction projects by becoming a long-term buyer of a portion of the LNG produced at these plants, thereby strengthening its LNG supply portfolio.

In France, TOTAL holds a 27.6% stake in Société du Terminal Méthanier de Fos Cavaou (STMFC) and has, through its affiliate Total Gas & Power, a re-gasification capacity of 2.25 Bm3/y. The terminal received 59 vessels in 2011.

In 2011, TOTAL acquired a 9.99% stake in Dunkerque LNG (EDF 65%, operator) in order to develop a methane terminal project with a capacity of 13 Bm3/y. Trade agreements have also been signed which allow TOTAL to reserve up to 2 Bm3/y of re-gasification capacity over a 20-year period. Commissioning of the terminal is scheduled for the end of 2015.

In the United Kingdom, through its equity interest in the Qatargas 2 project, TOTAL holds an 8.35% stake in the South Hook LNG re-gasification terminal and an equivalent right of use to the terminal. Phase 2 of the terminal was commissioned in April 2010, which increased the terminal’s total capacity to 742 Bcf/y (21 Bm3/y). The terminal operates at nearly 80% of its capacity and in 2011 re-gasified nearly 100 cargoes from Qatar.

In Croatia, TOTAL is involved in the study of an LNG re-gasification terminal on Krk Island, on the northern Adriatic coast.

In Mexico, TOTAL sold in 2011 its entire stake in the Altamira re-gasification terminal. However, TOTAL retained its 25% reservation of the terminal’s capacity, i.e., 59 Bcf/y (1.7 Bm3/y) through its 25% stake in Gas del Litoral.

In the United States, TOTAL has reserved a re-gasification capacity of approximately 353 Bcf/y (10 Bm3/y) at the Sabine Pass terminal (Louisiana) for a 20-year period ending in 2029.

In India, TOTAL holds a 26% stake in the Hazira terminal, which has a natural gas re-gasification capacity of 177 Bcf/y (5 Bm3/y). The terminal, located on the west coast of India in the Gujarat state, is a merchant terminal with operations that cover both LNG re-gasification and gas marketing. After a year of sluggish activity in 2010, the terminal’s full capacities are under contract for 2011 and 2012. The Indian market’s strong growth prospects have led to a decision to increase the terminal’s capacity to 230 Bcf/y (6.5 Bm3/y) starting in 2013.

Electricity generation

In a context of increasing global demand for electricity, TOTAL has developed expertise in the power generation sector, especially through cogeneration and combined cycle power plant projects.

The Group is also involved in power generation projects from renewable sources and is closely monitoring nuclear power generation and its outlook.

Electricity from conventional energy sources

In Abu Dhabi, the Taweelah A1 plant combines electricity generation and water desalination. It is owned by Gulf Total Tractebel Power Cy, in which TOTAL holds a 20% stake. The Taweelah A1 power plant, in operation since 2003, currently has net power generation capacity of 1,600 MW and water desalination capacity of 385,000 m3 per day. The plant’s production is sold to Abu Dhabi Water and Electricity Company (ADWEC) as part of a long-term agreement.

In Nigeria, TOTAL and its partner, the state-owned Nigerian National Petroleum Corporation (NNPC), own interests in two gas-fired power plant projects that are part of the government’s objectives to develop power generation and increase the share of natural gas production for domestic use:

•

The Afam VI project, part of the Shell Petroleum Development Company (SPDC) joint venture in which TOTAL holds a 10% stake, concerns the development of a 630 MW combined-cycle power plant. Commercial operations started in December 2010.

•	The development of a new 417 MW combined-cycle power plant near the city of Obite (Niger Delta) in connection with the OML 58 gas project, part of the joint venture between NNPC and TOTAL (40%, operator). A final investment decision is expected in the first half of 2012 and commissioning is scheduled in the first half of 2014 in open-cycle and in early 2015 in closed-cycle. The power plant will be connected to the existing power grid through a new 108 km high-voltage transmission line.

In Thailand, TOTAL owns 28% of Eastern Power and Electric Company Ltd, which operates the combined-cycle gas power plant in Bang Bo, with a capacity of 350 MW, in operation since 2003. The plant’s production is sold to the Electricity Generating Authority of Thailand under a long-term agreement.

Electricity from nuclear energy sources

In France, TOTAL partners with EDF and other players through its 8.33% interest in the second French EPR project in Penly, in the northwest of the country, for which studies are underway.

The Group is closely monitoring nuclear power generation and its outlook.

Electricity from renewable energy sources

In concentrated solar power, TOTAL, in partnership with Spanish company Abengoa Solar, won the call for tenders for the construction and 20-year operation of a 109 MW concentrated solar power plant in Abu Dhabi. The Shams project (TOTAL, 20%) is being carried out in partnership with Masdar through the Abu Dhabi Future Energy Company, which holds a 60% stake in the project. Construction work started in July 2010 and start-up is expected during the second semester of 2012. The plant’s production will be sold to ADWEC.

In wind power, TOTAL owns a 12 MW wind farm in Mardyck (near Dunkirk, France), which was commissioned in 2003.

With respect to marine energy, TOTAL holds a 26.6% share in Scotrenewables Marine Power, located in the Orkney Islands in Scotland. Tests are being conducted on a 250 kW prototype.

Solar energy

TOTAL is developing upstream operations through industrial production and downstream marketing activities in the photovoltaic sector based on crystalline silicon technology. The Group is also pursuing R&D in this field through several partnerships, as well as in the fields of thin films, transverse systems research and solar energy storage.

In 2011, TOTAL took a major step toward implementing its solar photovoltaic strategy, where the Group has been active since 1983, by acquiring a majority stake in the U.S. company SunPower.

Solar photovoltaic

SunPower

In June 2011, following a friendly takeover bid, TOTAL acquired 60% of SunPower, a U.S. company based in San Jose, California and listed on NASDAQ (NASDAQ: SPWR). TOTAL now appoints the majority of the members of SunPower’s board of directors. SunPower is an integrated player that designs, manufactures and supplies the highest-efficiency solar panels in the market. It is active throughout the solar chain, from cell production to the design and construction of turnkey large power plants.

Upstream, SunPower manufactures all of its cells in Asia (Philippines, Malaysia). In 2011, SunPower operated twelve cell manufacturing lines at its cell manufacturing plant in Melaka, Malaysia (SunPower, 50%), which has a capacity of 600 MWp/y. SunPower’s overall cell production capacity at the beginning of 2012 was 1,300 MWp/y.

Downstream, SunPower is present in most major geographic markets (United States, Europe, Australia and Asia), with operations ranging from residential roof tiles to large solar power plants.

A specific R&D agreement between TOTAL and SunPower has also been signed.

As of January 2012, TOTAL owns 66% of SunPower following the Tenesol transaction described below.

Tenesol

Tenesol is a French company that designs, manufactures, markets, installs and operates solar photovoltaic systems. In October 2011, TOTAL became the sole shareholder of Tenesol after having finalized the acquisition of its EDF partner’s shares (excluding overseas activities). Tenesol owns solar panel manufacturing plants (South Africa, France), which have a total capacity of nearly 200 MWp/y.

TOTAL and SunPower reached an agreement whereby, in 2012, Tenesol’s operations, along with the solar panel plant in Moselle, northeastern France (see “— Other assets” below), became part of SunPower.

Photovoltech

TOTAL holds a 50% interest in Photovoltech, a Belgian company specialized in manufacturing multicrystalline photovoltaic cells. In 2011, Photovoltech finalized the ramp-up of its third production line, raising the total production capacity of its plant in Tienen, Belgium to 155 MWp/y.

Other assets

In 2011, TOTAL began the construction of a solar panel production and assembly plant in the northeastern region of Moselle in France, which is expected to begin operations in 2012 with an overall capacity of 44 MWp/y.

In addition, Tenesol’s overseas activities remain 50-50 subsidiaries of TOTAL and EDF through a new company named Sunzil.

Finally, the Group is continuing its projects to display solar application solutions as part of decentralized rural electrification projects in a number of countries, including in South Africa via Kwazulu Energy Services Company (KES) in which TOTAL holds a 35% stake. New projects are being studied in Africa and Asia.

Solar photovoltaic market context in 2011

In 2011, the photovoltaic sector was forced to cope with a difficult environment marked by excess cell production capacity and modification or cancellation of subsidy programs. This transition period is expected to result in a consolidation of the sector followed by the emergence of a competitive industry. As a clean energy, solar power has a large potential and should eventually become an indispensible part of the energy mix.

New solar technologies

TOTAL has committed to developing innovative technologies to improve its portfolio of solar projects. The Group has major R&D programs through partnerships with major laboratories and international research institutes in France and abroad.

In the upstream solar chain, TOTAL holds a 30% stake in AE Polysilicon Corporation (AEP), a U.S. company based near Philadelphia, Pennsylvania. AEP has developed a new continuous process to produce solar-grade granular polysilicon.

With respect to the production of crystalline silicon cells and panels, the Group is continuing its partnership with the Interuniversity MicroElectronics Center (IMEC) near the University of Leuven, Belgium, in an effort to increase the efficiency of solar cells.

Regarding thin-film technologies and silicon-based nano-materials, in 2009 the Group partnered with the Laboratoire de Physique des Interfaces et des Couches Minces de l’Ecole Polytechnique (LPICM) and the French National Center for Scientific Research (CNRS) to set up a joint research team in the Saclay area in France. TOTAL also entered into a research partnership with Toulouse-based Laboratoire d’analyse et d’architecture des systèmes (LAAS) to develop associated electrical systems. The aim of these partnerships is to improve the efficiency of the photovoltaic chain in order to substantially lower costs in this sector.

In organic solar technologies, the Group acquired approximately 25% of the U.S. start-up Konarka in 2008. Since 2009, Konarka Technologies Inc has carried out research projects in cooperation with TOTAL to develop solar film on a large scale.

Regarding solar energy storage, TOTAL entered in 2009 into a research agreement with the Massachusetts Institute of Technology (MIT) in the United States to develop a new stationary battery technology.

Biotechnologies — conversion of biomass

TOTAL is exploring a number of avenues for developing biomass depending on the resource used, the nature of the target markets (e.g., fuels, lubricants, petrochemicals, specialty chemicals) and the conversion processes.

The Group has chosen to target the two primary conversion processes: biological and thermochemical.

In June 2010, TOTAL entered into a strategic partnership with Amyris Inc., a U.S. start-up specializing in biotechnologies. The Group acquired a stake in Amyris’ share capital (21.28% as of February 24, 2012) and signed a collaboration framework agreement that includes research, development, production and marketing partnerships with the creation of an R&D team. Two programs have been approved in 2011 to develop a biojet fuel as well as a biodiesel. At the end of 2011, partners agreed to create a joint-venture to produce and commercialize advanced molecules intended for the fuels, lubricants and special fluids markets.

Amyris owns a cutting-edge industrial synthetic biological platform designed to create and optimize micro-organisms (yeasts, algae, bacteria) that can convert sugars into fuels and chemicals. Amyris owns research laboratories and a pilot unit in California as well as a pilot plant and a demonstration facility in Brazil. Industrial production of farnesene began in 2011 at three partner sites (in Brazil, the United States and Spain) representing a nominal annual capacity of 50,000 m³. A fourth production site is as well under construction and shall be completed in 2012.

In addition, the Group continues to develop a network of R&D partnerships, including with the Joint BioEnergy Institute (JBEI) Novogy (United States), the University of Wageningen (Holland) and the Toulouse White Biotechnology consortium (TWB) (France) in technology segments that are complementary with Amyris’ platform: deconstruction of lignocelluloses and new biosynthesis processes.

The Group is also assessing the potential of phototrophic processes and bio-engineering of microalgae. In December 2011, it entered into a partnership with Cellectis S.A. in exploratory research on molecules similar to petroleum products, from microalgae, for the energy and chemicals markets.

Carbochemistry

Carbon capture and storage

TOTAL is involved in a program to develop new carbon capture and storage technologies to reduce the environmental footprint of the Group’s industrial projects based on fossil energy.

In partnership with the French IFP Énergies Nouvelles (French Institute for Oil and Alternative Energies), TOTAL is involved in an R&D program related to chemical looping combustion, a new process to burn solid and gas feedstock that includes carbon capture at a very low energy cost. In 2010, this partnership resulted in the construction of a demonstration pilot at the Solaize site in France. A large-scale pilot is expected to be commissioned in 2013.

The Group is also involved in the EU-co-funded Carbolab project that intends to validate the carbon storage technology in coal seams and coalbed methane recovery.

DME

TOTAL is involved in the European “Bio-DME” project in Sweden, the goal of which is to validate a di-methyl ether

(DME) production chain through gasification of black liquor generated by a pulp mill. The pilot plant located in Pitea successfully came into production at the end of 2011. To date, three metric tons of bio-DME that meet the Group’s specifications for use as fuel have already been produced.

In addition, to support the commercial development of DME, TOTAL is involved with eight Japanese companies in a program intended to heighten consumers’ awareness of this new fuel in Japan. The 80 kt/y production plant (TOTAL, 10%), located in Niigata, started up in 2009.

Finally, via the International DME Association (IDA), TOTAL is participating in studies on the combustion of blends that include DME and in standardization efforts regarding the use of DME as fuel.

Coal production

For nearly thirty years, TOTAL has produced and exported coal from South Africa primarily to Europe and Asia. In 2011, TOTAL produced 3.8 Mt of coal.

With the start-up of production on the Dorstfontein East mine in 2011, the subsidiary Total Coal South Africa (TCSA) owns and operates five mines in South Africa. The Group continues to study other projects aimed at developing its mining resources.

The South African coal produced by TCSA or bought from third-parties’ mines is either marketed locally or exported through the port of Richard’s Bay, in which TOTAL holds a 5.7% interest.

DOWNSTREAM

The 2011 Downstream segment comprised TOTAL’s Refining & Marketing and Trading & Shipping divisions.

In October 2011, the Group announced a proposed reorganization of its Downstream and Chemicals segments. The procedure for informing and consulting with employee representatives took place and the reorganization became effective on January 1, 2012.

This led to organizational changes, with the creation of:

•	A Refining & Chemicals segment, a large industrial center that encompasses refining, petrochemicals, fertilizers and specialty chemicals operations. This segment also includes oil trading and shipping activities.

•	A Supply & Marketing segment, which is dedicated to worldwide supply and marketing activities in the oil products field.

The Downstream activities described below, including the data as of December 31, 2011, are presented based on the organization in effect up to December 31, 2011.

Refining & Marketing

TOTAL’s worldwide refining capacity was 2,088 kb/d at year end 2011, compared to 2,363 kb/d in 2010 and 2,594 kb/d in 2009. The Group’s worldwide refined products sales (including trading operations) in 2011 were 3,639 kb/d, compared to 3,776 kb/d in 2010 and 3,616 kb/d in 2009.

TOTAL is among the largest refiners/marketers in Western Europe(1), and the leading marketer in Africa(2).

Directly or via its holdings, TOTAL has a worldwide retail network of 14,819 service stations at year end 2011, compared to 17,490 in 2010 and 16,299 in 2009. Through its retail network, TOTAL provides fuels to more than 3 million customers every day. In addition, TOTAL produces a broad range of specialty products, such as lubricants, liquefied petroleum gas (LPG), jet fuel, special fluids, bitumen, heavy fuel, marine fuel and petrochemical feedstock.

The Group continues to adapt its business and improve positions in a context of growing demand worldwide, mainly in non-OECD countries, by focusing on three areas:

•	adapting to mature markets in Europe;
•	developing its positions in growth markets (Africa, Asia and the Middle East); and
•	developing specialty products worldwide.

In July 2011, TOTAL closed the sale to IPIC of its 48.83% stake in CEPSA as part of a public takeover bid on the entire share capital of CEPSA. With respect to Refining & Marketing operations, this sale concerns mainly four Spanish refineries (Huelva, Algeciras, Tenerife, Tarragona) and some marketing activities in Spain and Portugal.

In October 2011, TOTAL sold its network of service stations and its fuel and heating oil marketing business in the United Kingdom, the Channel Islands and the Isle of Man.

Refining

TOTAL has equity stakes in twenty refineries (including ten that it operates), located in Europe, the United States, the French West Indies, Africa and China.

In 2011, TOTAL continued its program of selective investments in Refining, which is focused on three areas: pursuing major ongoing projects (deep conversion at the Port Arthur refinery and construction of the Jubail refinery), adapting the European refining system to structural market changes, and increasing safety and energy efficiency.

In Western Europe, TOTAL’s refining capacity was 1,792 kb/d in 2011, compared to 2,049 kb/d in 2010 and 2,282 kb/d in 2009, accounting for 85% of the Group’s overall refining capacity. The decrease in 2011 was due to the sale of the Group’s stake in CEPSA. The Group operates nine refineries in Western Europe and owns stakes in the Schwedt refinery in Germany and two refineries in Italy through its interest in TotalErg.

•

In France, where it owns five refineries, the Group continues to adapt its refining capacities and shift the production emphasis to diesel, in a context of structural decline in petroleum products demand in Europe and an increase in gasoline surpluses.

Since autumn 2010, TOTAL has been implementing its project to repurpose the Flanders site. The shutdown of the refining business will lead to gradually dismantling the units. The Group has commenced repurposing the site through the creation of a technical support center, a refining training school, an oil depot and business offices.

In addition, the industrial plan started in 2009 to adapt the Group’s refining base in France is ongoing. This plan is intended to reconfigure the Normandy refinery and rescale certain corporate departments at the Paris headquarters. At the Normandy refinery, the project is intended to upgrade the refinery and shift the production emphasis to diesel. For this purpose, the investments will result in the eventual reduction of the annual distillation capacity to 12 Mt from 16 Mt, upsizing the distillate hydrocracker and improving energy efficiency by lowering carbon dioxide emissions. The new structure is expected to become operational at the end of 2013.

In summer 2010, the Group divested its minority interest (40%) in the Société de la Raffinerie de Dunkerque (SRD), a company that specializes in bitumen and base oil production.

•

In the United Kingdom, the hydrodesulphurization (HDS) unit at the Lindsey refinery was commissioned in February 2011. The unit makes it possible to process up to 70% of high-sulphur crudes, compared to 10% previously, and increase low-sulphur diesel production. In 2010, the Group announced that it

(1)	Based on publicly available information, refining capacities and quantities sold.
(2)	PFC Energy, based on quantities sold.

would offer for sale its Lindsey refinery in the United Kingdom. Due to the difficult market conditions and the lack of sufficiently attractive and competitive offers, the Group decided in early 2012 to maintain the refinery within its refining network.

•	In Germany, an additional HDS unit designed to supply the German market with low-sulphur heating oil started up in autumn 2009 at the Leuna refinery.

•	In Italy, TotalErg (TOTAL, 49%) has operated the Rome refinery (100%) since October 2010 and holds a 25.9% stake in the Trecate refinery.

In the United States, TOTAL operates the Port Arthur refinery in Texas, with a capacity of 174 kb/d. In 2008, TOTAL launched an upgrading program that included the construction of a desulphurization unit commissioned in July 2010 and a vacuum distillation unit, a deep-conversion unit (or coker) and other associated units, which were successfully commissioned in April 2011. This project enables the refinery to process more heavy and high-sulphur crudes and to increase production of lighter products, in particular low-sulphur distillates.

In Saudi Arabia, TOTAL and Saudi Arabian Oil Company (Saudi Aramco) created a joint venture in 2008, Saudi Aramco Total Refining and Petrochemical Company (SATORP), to build a 400 kb/d refinery in Jubail held by Saudi Aramco (62.5%) and TOTAL (37.5%). TOTAL and Saudi Aramco each plan to retain a 37.5% interest with the remaining 25% expected to be listed on the Saudi stock exchange. The main contracts for the construction of the refinery were signed in mid-2009, concurrent with the start-up of work. Commissioning is expected in 2013.

The heavy conversion process of this refinery is designed for processing heavier crudes produced nearby and selling fuels and lighter products that meet strict specifications and are mainly intended for export. The refinery will also be integrated with petrochemical units.

In Africa, the Group has minority stakes in five refineries in South Africa, Senegal, Côte d’Ivoire, Cameroon and Gabon.

In the French West Indies, the Group has a 50% stake in the company Société Anonyme de la Raffinerie des Antilles (SARA), which owns a refinery in Martinique.

In China, TOTAL has a 22.4% stake in the WEPEC refinery, located in Dalian, in partnership with Sinochem and PetroChina.

Crude oil refining capacity

The table below sets forth TOTAL’s daily crude oil refining capacity(a):

As of December 31, (kb/d)	2011	2010	2009
Refineries operated by the Group
Normandy (France)	199	199	338
Provence (France)	158	158	158
Flanders (France)	—	—	137
Donges (France)	230	230	230
Feyzin (France)	117	117	117
Grandpuits (France)	101	101	101
Antwerp (Belgium)	350	350	350
Leuna (Germany)	230	230	230
Rome (Italy)(b)	—	—	64
Lindsey — Immingham (United Kingdom)	221	221	221
Vlissingen (Netherlands)(c)	82	81	81
Port Arthur, Texas (United States)	174	174	174
Subtotal	1,862	1,861	2,201
Other refineries in which the Group has equity stakes(d)	226	502	393
Total	2,088	2,363	2,594

(a)	For refineries not 100% owned by TOTAL, the capacity shown is TOTAL’s equity share of the site’s overall refining capacity.
(b)	TOTAL’s stake was 71.9% until September 30, 2010.
(c)	TOTAL’s stake is 55%.
(d)	TOTAL has equity stakes ranging from 12% to 50% in ten refineries (five in Africa, two in Italy, one in Germany, one in Martinique and one in China). TOTAL divested its stake in the Indeni refinery in Zambia in 2009. Since October 2010, the amounts include the Group’s share in the Rome and Trecate refineries through its stake in TotalErg. TOTAL divested its stake in CEPSA (four refineries) in 2011.

Refined products

The table below sets forth by product category TOTAL’s net share of refined quantities produced at the Group’s refineries(a):

(kb/d)	2011	2010	2009
Gasoline	350	345	407
Aviation fuel(b)	158	168	186
Diesel and heating oils	804	775	851
Heavy fuels	179	233	245
Other products	335	359	399
Total	1,826	1,880	2,088

(a)	For refineries not 100% owned by TOTAL, the production shown is TOTAL’s equity share of the site’s overall production.
(b)	Avgas, jet fuel and kerosene.

Utilization rate

The tables below set forth the utilization rate of the Group’s refineries:

	2011	2010	2009
On crude and other feedstock(a)(b)
France	91%	64%	77%
Rest of Europe (excluding CEPSA and TotalERG)	77%	85%	88%
Americas	81%	83%	77%
Asia	67%	81%	80%
Africa	80%	76%	77%
CEPSA and TotalERG(c)	83%	94%	93%
Average	83%	77%	83%

(a)    Including equity share of refineries in which the Group has a stake.

(b)    Crude + crackers’ feedstock/capacity and distillation at the beginning of the year.

(c)    For CEPSA in 2011: calculation of the utilization rate based on production and capacity prorated on the first seven months of the year.

	2011	2010	2009
On crude(a)(b)
Average	78%	73%	78%

(a)	Including equity share of refineries in which the Group has a stake.
(b)	Crude/capacity and distillation at the beginning of the year.

Marketing

TOTAL is one of the leading marketers in Western Europe.(1) The Group is also the largest marketer in Africa, with a market share of nearly 14%.(2)

TOTAL markets a wide range of specialty products produced from its refineries and other facilities. TOTAL is among the leading companies in the specialty products market, in particular for lubricants, LPG, jet fuel, special fluids, bitumen, heavy fuels and marine fuels, with products marketed in approximately 150 countries(3).

Europe

In Europe, TOTAL has a network of more than 9,400 service stations in France, Belgium, the Netherlands, Luxembourg and Germany, as well as in Italy through its share in TotalErg (49%).

TOTAL also operates a network of 615 AS24-branded service stations dedicated to commercial transporters.

TOTAL is among the leaders in Europe for fuel-payment cards, with approximately 3.5 million cards issued in twenty-seven European countries.

In Western Europe, TOTAL continued to optimize its Marketing business in 2011.

•

In France, the network benefits from a wide number of service stations and a diverse selection of products (such as the Bonjour convenience stores and car washes). Nearly 2,000 TOTAL-branded service stations and 270 Elf-branded service stations are operated in France. TOTAL also markets fuels at nearly 1,800 Elan-branded service stations, generally located in rural areas.

In October 2011, TOTAL launched Total access, a new service station concept combining low prices with TOTAL brand fuel and service quality. The Total access network will be made up of around 600 service stations in France, including the 270 Elf-branded service stations that will be rebranded as Total access. The project is expected to be fully implemented by 2014.

At the end of 2011, TOTAL finished implementing the project to adapt oil logistics operations announced in January 2010. The Pontet and Saint Julien oil depots were closed in October 2010. Operatorship of the Hauconcourt depot was transferred to a third party in October 2010. In July 2011, operatorship of the Le Mans oil depot was transferred to a third party and the Ouistreham oil depot was divested. In January 2010, TOTAL also divested half of its stake (reduced from 50% to 25%) in Dépôts Pétroliers de La Corse and transferred operatorship. Dyneff and TOTAL’s logistics assets in Port La Nouvelle were pooled in December 2011 under the umbrella of new company Entrepôt Pétrolier de Port La Nouvelle, which was created in July 2011.

In 2012, TOTAL is expected to complete the adaptation of oil logistics operations by implementing the project announced in September 2011. In the first half of 2012, the Brive and Chambéry depots are expected to be closed, and operatorship of the Lorient and Lyon depots is expected to be transferred to third parties. At the same time, TOTAL is expected to divest 24% of its current 50% stake in Entrepôt Pétrolier de Lyon. The Honfleur depot, which belongs to wholly-owned TOTAL subsidiary BTT, is expected to be closed in the second half of 2012.

(1)	Based on publicly available information, quantities sold.
(2)	Market share for the markets where the Group operates, based on publicly available information, quantities sold.
(3)	Including via national distributors.

•

In Italy, as part of the optimization of the Group’s downstream portfolio in Europe, TotalErg (TOTAL, 49%) was created in autumn 2010 through the merger of Total Italia and ERG Petroli. TotalErg has become the third largest operator in the Italian market with a network market share of nearly 13%(1) and more than 3,350 service stations.

•

In the United Kingdom, TOTAL announced in June 2011 that it had signed an agreement to sell its network of service stations and its fuel and heating oil marketing business in the United Kingdom, the Channel Islands and the Isle of Man. This sale was closed in October 2011. TOTAL continues to operate in specialty products in the United Kingdom, particularly lubricants and aviation fuel.

In Northern, Central and Eastern Europe, the Group is developing its positions primarily in the specialty products market. In 2011, TOTAL continued to expand its direct presence in the growing markets of Eastern Europe, in particular for lubricants. The Group intends to accelerate the growth of its specialty products business in Russia, Ukraine and the Balkans through the development of its direct presence in these markets since 2008.

AS24, which is active in twenty-six European countries, continued to expand its network, exceeding the milestone of 600 service stations and opening new outlets in two new countries, Ukraine (2011) and Georgia (early 2012). The AS24 network is expected to continue to grow, mainly through expansion in the Mediterranean Basin and Russia, by strengthening its position in strategic countries and through its toll payment card service, which covers more than seventeen countries.

Africa & the Middle East

TOTAL is the leading marketer of petroleum products on the African continent, with a market share of 14%.(2) Following the acquisition of marketing and logistics assets in Kenya and Uganda in 2009, the Group runs more than 3,500 service stations in more than forty countries and operates major networks in South Africa, Nigeria, Kenya and Morocco. As part of the optimization of its portfolio, the Group divested its subsidiary in Benin in late 2010.

TOTAL also has a large presence in Turkey and Lebanon, and is developing a network of large service stations in Jordan.

In the Middle East, the Group is active mainly in the specialty products market and is pursuing its growth strategy in the region, notably through the production and marketing of lubricants.

Asia-Pacific

At year-end 2011, TOTAL was present in nearly twenty countries in the Asia-Pacific region, primarily in the specialty products market. The Group is developing its position as a fuel marketer in the region, in particular in China. TOTAL operates service stations in Pakistan, the Philippines, Cambodia, Indonesia, and is a significant player in the Pacific Islands.

In China, the Group operated nearly 160 service stations at year-end 2011 through two TOTAL/Sinochem joint ventures.

In India, TOTAL is expected to open in early 2012 its first lubricants, bitumen, special fluids and additives technical support center outside Europe.

In Vietnam, TOTAL continues to strengthen its position in the specialty products market. The Group has become one of the leaders in the Vietnamese lubricants market due to the acquisitions of assets at year-end 2009.

Americas

In Latin America and the Caribbean, TOTAL is active in nearly twenty countries, primarily in the specialty products market. In the Caribbean, the Group holds a significant position in the fuel distribution business, which was strengthened by the acquisition in 2008 of marketing and logistics assets in Puerto Rico, Jamaica and the Virgin Islands.

In North America, TOTAL markets specialty products, mainly lubricants, and is continuing to grow with the acquisition at year-end 2009 of lubricant assets in the province of Quebec in Canada.

Sales of refined products

The table below sets forth TOTAL’s sales of refined products by region:

(kb/d)	2011	2010	2009
France	740	725	808
Europe, excluding France(a)	1,108	1,204	1,245
United States	47	65	118
Africa	304	292	281
Rest of the World	225	209	189
Total excluding Trading	2,424	2,495	2,641
Trading	1,215	1,281	975
Total including Trading	3,639	3,776	3,616

(a)	Including TOTAL’s share in CEPSA (up to end of July 2011) and, as from October 1, 2010, in TotalErg.

(1)	PFC Energy, Unione Petrolifera, based on quantities sold.
(2)	Market share in the countries where the Group operates, based on 2011 publicly available information, quantities sold.

Service stations

The table below sets forth the number of service stations of the Group:

As of December 31,	2011	2010	2009
France(a)	4,046	4,272	4,606
Europe, excluding France	5,375	7,790	6,219
of which TotalErg	3,355	3,221	—
of which CEPSA	—	1,737	1,734
Africa	3,464	3,570	3,647
Rest of the World	1,934	1,858	1,827
Total	14,819	17,490	16,299

(a)	Total-, Elf- and Elan-branded service stations.

Biofuels

TOTAL is active in the biodiesel and biogasoline sectors. In 2011, TOTAL produced and blended 494 kt of ethanol(1) in gasoline at its European refineries(2) and several oil depots (compared to 464 kt in 2010 and 510 kt in 2009) and 1,859 kt of VOME(3) in diesel at its European refineries(4) and several oil depots (compared to 1,737 kt in 2010 and 1,655 kt in 2009).

TOTAL, in partnership with the leading companies in this area, is developing second generation biofuels derived from biomass. TOTAL is also working with leading worldwide public and private scientific partners on biochemical and thermochemical biomass conversion.

The Group is thus participating in French, European and international bioenergy development programs. As part of this, TOTAL is involved in two demonstration projects:

•	BioTfueL, which aims to develop technology to convert biomass into biodiesel; and
•	Futurol, an R&D project for cellulosic bioethanol, which intends to develop and promote on an industrial scale a production process for bioethanol by fermentation of non-food lignocellulosic biomass.

Hydrogen and electric mobility

TOTAL is continuing its hydrogen fueling demonstrations as part of the Clean Energy Partnership in Germany. A new prototype station is being built in the center of Berlin and is scheduled to open in February 2012. TOTAL is also involved in the “H2 Mobility” study underway in Germany, which aims to identify the business model that would enable the creation of an infrastructure in light of the potential marketing of fuel cell vehicles between 2015 and 2020.

The number of prototype electric vehicle fueling stations (fast charge) is increasing. TOTAL now has twelve charging stations in Belgium. In France, two stations have been completed in the Paris area as part of the SAVE project, and six are being built in the Netherlands.

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

The Trading & Shipping division’s main focus is serving the Group. In addition, the division’s expertise allows it to extend its scope of activities beyond its primary focus.

Trading & Shipping’s worldwide activities are conducted through various wholly-owned subsidiaries, including TOTSA Total Oil Trading S.A., Total International Ltd, Socap International Ltd, Atlantic Trading & Marketing Inc., Total Trading Asia Pte, Total Trading and Marketing Canada L.P., Total Trading Atlantique S.A. and Chartering & Shipping Services S.A.

(1)	Including ethanol from ETBE (Ethyl-Tertio-Buthyl-Ether) and biomethanol from MTBE (Methyl-Tertio-Butyl-Ether).
(2)	CEPSA’s refineries and oil depots are not included in 2011, 2010 and 2009 figures.
(3)	VOME: Vegetable-Oil-Methyl-Ester. Including HVO (Hydrotreated Vegetable Oil).
(4)	Including Total Erg’s Rome and Trecate refineries in Italy. CEPSA’s refineries and oil depots are not included in 2011, 2010 and 2009 figures.

(1)	Contango is a term used to describe an energy market in which the anticipated value of the spot price in the future is higher than the current spot price. The reverse situation is described as backwardation.

Trading

TOTAL is one of the world’s largest traders of crude oil and refined products on the basis of volumes traded. The table below sets forth selected information with respect to the worldwide sales and sources of supply of crude oil and sales of refined products for the Group’s Trading division for each of the last three years.

Trading of physical volumes of crude oil and refined products amounted to 4.4 Mb/d in 2011.

Trading division’s supply and sales of crude oil and sales of refined products(a)

(kb/d)	2011	2010	2009
Group’s worldwide liquids production	1,226	1,340	1,381
Purchased by the Trading division from the Group’s Exploration & Production division	960	1,044	1,054
Purchased by the Trading division from external suppliers	1,833	2,084	2,351
Total of Trading division’s supply	2,793	3,128	3,405
Sales by Trading division to Group Refining & Marketing division	1,524	1,575	1,752
Sales by Trading division to external customers	1,269	1,553	1,653
Total of Trading division’s sales	2,793	3,128	3,405
Total sales of refined products	1,632	1,641	1,323

(a)	Including condensates.

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

In 2011, the oil market tightened; as a result, the oil price rise accelerated and the structure of crude oil prices flipped from contango to backwardation(1).

			2011	2010	2009	min 2011		max 2011
Brent ICE — 1st Line(a)	($/b	)	110.91	80.34	62.73	93.33	(Jan. 07)	126.65	(Apr. 08)
Brent ICE — 12th Line(b)	($/b	)	108.12	84.61	70.43	94.20	(Jan. 07)	121.74	(Apr. 29)
Contango/Backwardation time structure (12th-1st)	($/b	)	-2.79	4.27	7.70	-9.55	(Oct. 14)	2.65	(Feb. 07)
Gasoil ICE — 1st Line(a)	($/t	)	933.30	673.88	522.20	767.75	(Jan. 01)	1,053.00	(Apr. 08)

(a)	1st line: Average quotation on ICE Futures for first nearby month delivery.
(b)	12th Line: Average quotation on ICE Futures for twelfth nearby month delivery.

The oil markets had ended 2010 significantly up, driven by the very strong upturn in demand for oil (+2.8 Mb/d). The outbreak of war in Libya in February 2011 quickly deprived the oil market of 1.6 Mb/d of crude supply. On the international markets, the shutdown of Libyan crude production was aggravated by production losses in Nigeria (through attacks on oil infrastructure and diversion of the oil), Angola (with technical problems on several fields), Yemen (through attacks on oil infrastructure) and Syria (due to the embargo). The resulting crude oil deficit was offset mainly by Saudi Arabia, Kuwait and the United Arab Emirates, which all increased their production considerably, thereby reducing the surplus available production capacity. Production in Libya gradually started up again from September 2011 and reached around 0.9 Mb/d at the end of 2011.

Overall in 2011, OPEC crude oil production was estimated to be slightly down compared to 2010 (-0.1 Mb/d), as was non-OPEC crude production (-0.2 Mb/d). The production of other liquids in 2011 (LPG, LNG, biofuels) rose (+0.5 Mb/d).

With regard to demand, the significant price rise and generally weaker economic growth than in 2010 slowed growth in oil demand, which fell from +2.8 Mb/d in 2010 to +0.5 Mb/d in 2011.

In this environment, crude oil prices, which started rising at the beginning of the year, increased from an average of approximately $96/b (ICE Brent 1st Line) in January 2011 to $123/b in April 2011 while the market adjusted to the loss of Libyan supply. Prices fell slightly in the second half of 2011, particularly under the effect of the IEA’s emergency stock release (60 Mb offered, 35 Mb delivered) and the partial resumption of Libyan production. Crude oil prices remained high however, reaching an annual average in 2011 of $110.91/b.

As a result of the backwardation in the price structure on the crude oil market for almost the entire year, 2011 was also marked by a sharp fall in OECD oil industry inventories through October 2011 (year-on-year, crude -70 Mb and products -46 Mb), which diminished in the last 2 months of the year with the rise in Libyan crude production (December 2011 year-on-year, crude -26 Mb and products -36 Mb).

2011 also saw a widening of the price differential between WTI crude (confined to the central United States) and Brent crude (delivered in the North Sea and accessible internationally). While Brent was experiencing upward pressure due to the balance of crude oil on the international market, WTI was under downward pressure from a continuous rise in local production and exports from Canada, the combination of which exceeded local refining capacity requirements and potential exports outside the region. The price of WTI thus rose less quickly than Brent, increasing the gap to almost -$28/b in mid-October (at the height of the upward pressure on Brent).

The gap was more than halved at the end of the year, particularly with the announcement of the planned reversal of the Seaway pipeline, which should ease the pressure from the surplus of crude weighing down markets in the central United States.

Shipping

TOTAL’s Shipping division arranges the transportation of crude oil and refined products necessary to develop the Group’s activities. These needs are met through transactions on the spot market and the development of a balanced time charter policy. It has a rigorous safety policy that is due mainly to the strict selection of the vessels the division charters. Like a certain number of other oil companies and shipowners, the Group uses freight rate derivative contracts in its shipping activity to adjust its exposure to freight rate fluctuations.

In 2011, TOTAL’s Shipping division chartered approximately 3,000 voyages to transport approximately 110 Mt of crude oil and refined products. As of December 31, 2011, it employed a fleet of fifty vessels chartered under long-term or medium-term agreements (including eight LPG carriers), of which none is single-hulled. The fleet has an average age of approximately five years.

Freight rates average of three representative routes for crude transportation

			2011	2010	2009	min 2011		max 2011
VLCC Ras Tanura Chiba — BITR(a)	($/t	)	11.99	13.41	10.43	9.32	(Oct. 10)	18.54	(Feb. 15)
Suezmax Bonny Philadelphia-BITR	($/t	)	13.86	14.50	12.75	10.23	(Jan. 20)	19.85	(Mar. 22)
Aframax Sullom Voe Wilhemshaven-BITR	($/t	)	6.51	6.39	5.20	5.04	(Jan. 17)	9.46	(Mar. 4)

(a)	VLCC: Very Large Crude Carrier. BITR: Baltic International Tanker Routes.

2011 was a particularly eventful and difficult period for oil shipping activities.

During the first half of 2011, events in Japan and North Africa had a strong impact on crude oil imports. Requirements in Japan fell suddenly and very markedly, but were quickly restored and returned to almost pre-crisis levels by the end of 2011. In the end, the impact on demand for shipping was relatively limited. In the Mediterranean, the shutdown of Libyan production resulted in the rebalancing of demand for long-haul VLCC shipments: imports, particularly to Europe, were offset by supply from further away, thus increasing the demand for transportation.

On a more global level, the market was buoyed by demand from China, which is still growing strongly, and to a lesser extent the United States.

Despite this generally favorable demand structure, the freight market operated at overcapacity for most of 2011. Very few ships were decommissioned and 2011 saw a steady stream of new vessels being delivered as a result of the many orders placed by shipowners in 2007 and 2008.

This situation severely damaged the fundamentals of the freight market for crude oil transport. Following the extremely cold weather at the beginning of 2011, which sustained rates for a time, there was a collapse in the second quarter that left the market at a historic low. With regard to the product tanker market, the situation remains poor worldwide, with transatlantic traffic to the United States particularly slow.

CHEMICALS

The 2011 Chemicals segment included the Base Chemicals (petrochemicals and fertilizers businesses) and Specialty Chemicals (elastomer processing, adhesives and electroplating chemistry businesses) divisions. TOTAL is one of the world’s largest integrated chemical producers.(1)

In October 2011, the Group announced a proposed reorganization of its Downstream and Chemicals segments. The procedure for informing and consulting with employee representatives took place and the reorganization became effective on January 1, 2012.

This led to organizational changes, with the creation of:

•	A Refining & Chemicals segment, a large industrial center that encompasses refining, petrochemicals, fertilizers and specialty chemicals operations. This segment also includes oil trading and shipping activities.

•	A Supply & Marketing segment, which is dedicated to worldwide supply and marketing activities in the oil products field.

The Chemicals activities described below, including the data as of December 31, 2011, are presented based on the organization in effect up to December 31, 2011.

Base Chemicals

The Base Chemicals division includes TOTAL’s petrochemicals and fertilizers activities.

In 2011, the Base Chemicals division’s sales were €12.7 billion, compared to €10.7 billion in 2010 and €8.7 billion in 2009.

Petrochemicals

BREAKDOWN OF TOTAL’S MAIN PRODUCTION CAPACITIES

(in thousands of tons)	2011				2010	2009
	Europe	North America	Asia and Middle East(a)	Worldwide	Worldwide	Worldwide
Olefins(b)	4,695	1,195	1,460	7,350	7,190	6,895
Aromatics	2,500	940	770	4,210	4,195	4,195
Polyethylene	1,180	440	520	2,140	2,140	2,040
Polypropylene	1,315	1,175	345	2,835	2,780	2,780
Styrenics(c)	1,150	1,260	730	3,140	2,950	3,090

(a)	Including minority interests in Qatar and 50% of Samsung-Total Petrochemicals capacities.
(b)	Ethylene, propylene and butadiene.
(c)	Styrene and polystyrene.

The petrochemicals business includes base petrochemicals (olefins and aromatics) and their polymer derivatives (polyolefins and styrenics).

In Europe, the main petrochemical sites are located in Belgium, in Antwerp (steam crackers, polyethylene) and Feluy (polypropylene, polystyrene), and in France, in Carling (steam cracker, polyethylene, polystyrene), Feyzin (steam cracker), Gonfreville (steam crackers, styrene, polyolefins, polystyrene) and Lavéra (steam cracker, polypropylene).

In the United States, the main petrochemical sites are located in Carville, Louisiana (styrene, polystyrene), and in

Texas, in Bayport (polyethylene), La Porte (polypropylene) and Port Arthur (steam cracker, butadiene).

In Asia, TOTAL owns, in partnership with Samsung, a 50% interest in the petrochemical site located in Daesan, South Korea (steam cracker, styrene, paraxylene, polyolefins). The Group is also active through its polystyrene plants located in Singapore and Foshan (China).

In Qatar, the Group holds interests in two steam crackers and several polyethylene lines.

Most of these sites are either adjacent to or connected by pipelines to Group refineries. As a result, most of TOTAL’s petrochemical operations are integrated within refining operations.

(1)	Based on publicly available information, consolidated sales.

TOTAL continues to strengthen its leadership positions in the industry by focusing on the following three main strategic areas:

•

In Europe, TOTAL is improving the competitiveness of its long-established sites notably through cost management, better energy efficiency at its facilities and increased flexibility in the choice of feedstock.

In an increasingly competitive environment, the Group launched two reorganization plans mainly for the Carling (eastern France) and Gonfreville (northwestern France) sites:

–

The first plan, launched in 2006, called for the closure of one of the steam crackers and the styrene plant at Carling and the construction of a new world-class(1) styrene plant at Gonfreville to replace the plant closed in late 2008. The reorganization plan was completed in the first quarter of 2009.

–

The second plan, launched in 2009, is a consolidation project to improve the sites’ competitiveness. This project includes a plan to upgrade the Group’s most efficient units by investing approximately €230 million over three years to increase energy efficiency and competitiveness of the steam cracker and the high-density polyethylene unit in Gonfreville, and to consolidate polystyrene production at the Carling facility. It also includes the shutdown of structurally loss-making units, effective from the end of 2009: two low-density polyethylene lines, one in Carling and one in Gonfreville, and a polystyrene line in Gonfreville. This reorganization plan also impacted the support services at both sites and the central services at Total Petrochemicals France.

Following its sole customer’s termination of the supply contract for the secondary butyl alcohol produced at the Notre-Dame-de-Gravenchon facility in Normandy, this dedicated facility had to be closed in the second half of 2010.

At the end of 2011, TOTAL signed an agreement relating to the acquisition of 35% of ExxonMobil’s stake in Fina Antwerp Olefins, Europe’s second largest base petrochemicals (monomers) production plant. Following approval by the relevant authorities, the transaction was finalized in February 2012 and TOTAL became the sole shareholder in Fina Antwerp Olefins on March 1, 2012. The acquisition will open new opportunities to strengthen the competitiveness of the assets and to pursue integration which is one of the foundations of Total’s strategy.

In the United States, TOTAL and BASF purchased in 2011 Shell’s stake in Sabina, one of the largest butadiene production plants in the world. TOTAL and BASF are now the only two shareholders in Sabina, with stakes of 40% and 60%, respectively. This new structure will allow for increased synergies with the TOTAL refinery and the jointly-owned steam cracker (TOTAL 40%, BASF 60%) located on the same site in Port Arthur, Texas.

•	TOTAL is continuing to expand in growth areas.

In Asia, the Samsung-Total Petrochemicals Co. Ltd joint venture (TOTAL, 50%) completed in mid-2011 the first debottlenecking phase of the units at the Daesan site in South Korea, with the aim of bringing them to full capacity. This first phase included increasing the capacity of the steam cracker to 1 Mt/y and the polyolefin units to 1,150 kt/y.

The second phase is expected to take place in September 2012 and involves increasing the capacity of the paraxylene unit to 700 kt/y.

In addition, to keep up with growth on the Asian markets, two major investments have been approved for planned start-up in 2014: a new 240 kt/y EVA(2) unit and a new aromatic unit with a capacity of 1.5 Mt/y of paraxylene and benzene, the feedstock of which will be supplied by a condensate splitter that will also produce jet fuel and diesel. As a result, the site’s paraxylene production capacity will be increased to 1.8 Mt/y.

In the Middle East, the 700 kt/y paraxylene unit at the Jubail refinery in Saudi Arabia is under construction. This world-class unit is mainly intended to supply the Asian market. Start-up is scheduled for 2013.

•	TOTAL is developing sites in countries with favorable access to raw materials.

In Qatar, through its interest in Qatofin and Qapco, TOTAL holds a 49% interest in a world-class linear low-density polyethylene plant with a capacity of 450 kt/y in Mesaieed. This unit, operated by Qatofin, started up in 2009. The Group also holds a 22% interest in an ethane-based steam cracker in Ras Laffan designed for processing 1.3 Mt/y of ethylene. The steam cracker started up in March 2010. In

(1)	Facilities ranking among the first quartile for production capacities based on publicly available information.
(2)	Ethylene Vinyl Acetate.

addition, construction of a 300 kt/y low-density polyethylene line has started at Qapco, in which TOTAL holds a 20% interest, with start-up scheduled for the second quarter of 2012.

In China, TOTAL and China Power Investment signed in November 2010 an agreement to study a project to build a coal-to-olefins plant and a polyolefins plant. TOTAL will bring to this partnership its expertise in the methanol-to-olefins (MTO) and olefin cracking process (OCP) technologies tested extensively at its plant in Feluy, Belgium.

Base petrochemicals

Base petrochemicals includes olefins and aromatics (monomers) produced by the steam cracking of petroleum cuts, naphtha and LPG, or of gas as well as propylene and aromatics manufactured in the Group’s refineries. The economic environment for these activities is strongly influenced by the balance between supply and demand and changes in feedstock prices, especially naphtha.

The market was buoyant in the first half of 2011, followed by a significant slowing in volumes and falling margins, mainly in Europe and the United States, in the second half. Over 2011 as a whole, TOTAL’s production volumes remained stable.

TOTAL is expanding its positions in Asia and the Middle East with the start-up of the Ras Laffan steam cracker in 2010 in Qatar and continued investments to increase capacities in South Korea. In Europe and the United States, TOTAL is improving energy efficiency at its sites, strengthening synergies with refining and increasing the flexibility of the steam cracker feedstock.

Polyolefins

TOTAL’s strategy for polyolefins (polyethylene, polypropylene) is based on lowering the breakeven point of its plants in Europe and the United States and continuing to differentiate its range of products, while meeting new market requirements for sustainable development. The Group is also continuing to expand its activities in growth areas, mainly through its stakes in joint ventures in South Korea and Qatar.

Polyethylene: Polyethylene is a plastic resulting from the polymerization of ethylene produced by the Group’s steam crackers. It is primarily intended for the packaging, automotive, food, cable and pipe markets. Margins are strongly influenced by the level of demand and the price of ethylene. In Europe, margins are impacted by competition from expanding production in the Middle East, which benefits from favorable access to ethane, the raw material used in ethylene production.

2011 was marked by a slowdown in growth in demand in all geographical areas and by falling margins, more particularly in the second half. Europe was most affected by this deterioration in the market environment.

The Group’s sales volumes increased by 2% in 2011.

Polypropylene: Polypropylene is a plastic resulting from the polymerization of propylene produced by the Group’s steam crackers and refineries. It is primarily intended for the automotive, packaging, carpet, household appliances, fibers and hygiene markets. Margins are mainly influenced by the level of demand and the availability and price of propylene.

As with polyethylene, 2011 saw a slowdown in growth in worldwide demand and falling margins in the second half of the year.

TOTAL’s sales volumes decreased by 2.5% compared to 2010.

Styrenics

This business activity includes the production of styrene and polystyrene. Most of the styrene manufactured by the Group is used to produce polystyrene, a plastic principally used in food packaging, insulation, refrigeration, domestic appliances and electronic devices. Margins are strongly influenced by the level of polystyrene demand and the price of benzene, which is styrene’s principal raw material.

The worldwide styrenics market increased by approximately 2% in 2011, driven by Asia, while the markets in Europe and the United States remained practically stable. Margins were low on the highly competitive European and Asian markets, but remained high in the United States.

TOTAL’s polystyrene sales volumes increased by 4% in 2011.

The Group continues to expand its styrenics business. In Feluy, Belgium, TOTAL is building a new-generation expandable polystyrene manufacturing plant. Start-up is scheduled for early 2013. The expandable polystyrene is intended for the insulation market, which is experiencing strong growth. In China, TOTAL doubled the capacity of the Foshan compact polystyrene plant to 200 kt/y in early 2011.

Fertilizers

Through its French subsidiary GPN, TOTAL manufactures and markets nitrogen fertilizers made from natural gas. Margins are strongly influenced by the price of natural gas.

In 2010 and 2011, GPN’s production was affected by a number of manufacturing incidents that resulted in long shutdowns for maintenance of the Grandpuits and Rouen ammonia plants in France and reduced production at the downstream plants (nitric acid, urea and ammonium nitrate). These incidents adversely affected the results of GPN, which could not take advantage of favorable global market conditions.

GPN’s plans were strengthened through two major investments: the construction of a nitric acid plant in Rouen, which started up in the second half of 2009, and a urea plant in Grandpuits, the start-up of which was ongoing in March 2012. This additional urea production will enable GPN to position itself in the growing markets of products that contribute to reducing nitrogen oxide emissions(1): DeNOx® for industrial applications and Adblue® for transportation applications. An Adblue unit has been maintained at Oissel waiting for the start-up of the Grandpuits plant.

In France, three obsolete nitric acid units in Rouen and Mazingarbe were closed in 2009 and 2010.

GPN’s mines and quarries business at the Mazingarbe site was divested in January 2011. Sales for the divested lines of business were €30 million in 2010.

In November 2011, the Group initiated the process of divesting its stake (50%) in Pec-Rhin. Having exercised its pre-emptive right on its partner’s 50%, GPN signed an agreement for the complete divestment of Pec-Rhin. Following approval by the relevant authorities, the disposal was finalized in January 2012. These actions are intended to improve the competitiveness of GPN by regrouping its operations at two sites that have production capacity greater than the European average.

Specialty Chemicals

TOTAL’s Specialty Chemicals division includes elastomer processing (Hutchinson), adhesives (Bostik) and electroplating chemistry (Atotech). It serves the automotive, construction, electronics, aerospace and convenience goods markets, for which marketing, innovation and customer service are key drivers. TOTAL markets specialty products in more than sixty countries and intends to develop by combining organic growth and targeted acquisitions. This development is focused on high-growth markets and the marketing of innovative products with high added value that meet the Group’s sustainable development approach.

The Hutchinson consumer goods business (Mapa® and Spontex®) was divested in spring 2010. Sales for the divested lines of business were €530 million in 2009.

The Cray Valley coating resins and Sartomer photocure resins businesses were divested in July 2011. Sales for the divested lines of business were €860 million in 2010. The structural and hydrocarbon resins business lines were kept and have been incorporated into the Petrochemicals division.

Specialty Chemicals enjoyed a favorable climate in the first three quarters of 2011 due to the resilience of the European and North American markets and continued growth in the emerging countries. The situation deteriorated in the fourth quarter. In this context and on a like-for-like basis (excluding Mapa Spontex and Resins), 2011 sales were €5.3 billion, a 9% increase compared to 2010.

Elastomer processing

Hutchinson manufactures and markets products derived from elastomer processing that are principally intended for the automotive, aerospace and defense industries.

Hutchinson, among the industry’s leaders worldwide(2), provides its customers with innovative solutions in the areas of fluid transfer, air and fluid seals, anti-vibration, sound and thermal insulation, and transmission and mobility.

Hutchinson has eighty production sites worldwide, including fifty-two in Europe, fifteen in North America, seven in South America, five in Asia and one in Africa.

Hutchinson’s sales were €2.99 billion in 2011, up 10% compared to 2010. Sales for the automotive business increased 11% due to stable sales on the European and North American markets and increased sales on the Latin American and Chinese markets. On the industrial markets, sales increased at a lower rate because of the decline in the business planes, helicopters and defense markets, while sales on other industrial markets (e.g., civil aviation, railway, and offshore) saw similar rises to the automotive business.

To strengthen its position in the aerospace industry, in late 2008 Hutchinson acquired Strativer, a French company specialized in the growing composite materials market, and, in early 2011, Hutchinson acquired Kaefer, a German company specialized in aircraft interior equipment (insulation, ventilation ducts, etc.). In the automotive sector, in April 2011 Hutchinson acquired Keum-Ah, a South Korean company specialized in fluid transfer systems.

(1)	Nitrogen oxide emissions are noxious to the environment and subject to regulation.
(2)	Based on publicly available information, consolidated sales.

Hutchinson continues to develop in expanding markets, primarily Eastern Europe, South America and China, relying notably on the Brasov (Romania), Lodz (Poland), Sousse (Tunisia) and Suzhou (China) sites and on the Casa Branca site (Brazil) opened in 2011.

Adhesives

Bostik is one of the world leaders in the adhesive sector(1) and has significant positions on the industrial, hygiene and construction markets, complemented by both consumer and professional distribution channels.

Bostik has forty-six production sites worldwide, including twenty-one in Europe, nine in North America, seven in Asia, six in Australia and New Zealand, two in Africa and one in South America.

In 2011, sales were €1.43 billion, up 3% compared to 2010.

Bostik continues to strengthen its technological position in the construction and industrial sectors, pursue its program for innovation focused on sustainable development, keep up with its expansion in high-growth countries and improve its operational performance.

2011 saw the start-up of two new production units in Egypt and Vietnam and the opening of a new regional technology center for Asia in Shanghai. In addition, Bostik plans to commission a third production unit in Changshu, China in 2012, which is expected to be Bostik’s largest plant worldwide. In the United States, Bostik acquired StarQuartz in 2011, increasing its range of construction adhesives.

Finally, Bostik continued to rationalize its industrial base with the closure of the Ibos site in France, which came into effect at year-end 2011.

Electroplating

Atotech is the second largest company in the electroplating sector based on worldwide sales(1). It is active on the markets for electronics (printed circuits, semiconductors) and general metal finishing (automotive, construction, furnishing).

Atotech has sixteen production sites worldwide, including seven in Asia, six in Europe, two in North America and one in South America.

Atotech’s sales were €0.89 billion in 2011, up 14% compared to 2010 due to favorable conditions on all of its markets and a significant increase in equipment sales on the electronics market.

In order to strengthen its position on the electronics market, in 2011 Atotech started up a new production unit aimed at the semiconductors market in Neuruppin (Germany) and acquired adhesive technologies (molecular interfaces) in the nanotechnology sector in the United States.

Atotech successfully pursued its strategy designed to differentiate its products through a comprehensive service provided to its customers in terms of equipment, processes, design and chemical products and through the development of green, innovative technologies to reduce the environmental footprint. This strategy relies on global coverage provided by its technical centers located near customers.

Atotech intends to continue to develop in Asia, which represents almost 60% of its global sales.

OTHER MATTERS

Various factors, including certain events or circumstances discussed below, have affected or may affect TOTAL’s business and results.

Exploration and production legal considerations

TOTAL’s exploration and production operations are conducted in various countries and are therefore subject to a broad range of regulations. These cover virtually all aspects of exploration and production operations, including leasehold rights, production rates, royalties, environmental protection, exports, taxes and foreign exchange rates. The terms of the concessions, licenses, permits and contracts governing the Group’s ownership of oil and gas interests vary from country to country. These concessions, licenses, permits and contracts are generally granted by or entered into with a government entity or a state-owned company and are sometimes entered into with private owners. These arrangements usually take the form of concessions or production sharing contracts.

(1)	Based on publicly available information, consolidated sales.

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

In some instances, concession agreements and PSCs coexist, sometimes in the same country. Even though there are other contractual models, TOTAL’s license portfolio is comprised mainly of concession agreements.

In every country, the authorities of the host State, often assisted by international accounting firms, perform joint venture and PSC cost audits and ensure the observance of contractual obligations.

In some countries, TOTAL has also signed contracts called “risked service contracts”, which are similar to production sharing contracts. However, the profit oil is replaced by risked monetary remuneration, agreed by contract, which depends notably on the field performance. Thus, the remuneration under the Iraqi contract is based on an amount calculated per barrel produced.

Oil and gas exploration and production activities are subject to authorization granted by public authorities (licenses), which are granted for specific and limited periods of time and include an obligation to return a large portion, or the entire portion in case of failure, of the area covered by the license at the end of the exploration period.

TOTAL pays taxes on income generated from its oil and gas production and sales activities under its concessions, production sharing contracts and risked service contracts, as provided for by local regulations. In addition, depending on the country, TOTAL’s production and sales activities may be subject to a number of other taxes, fees and withholdings, including special petroleum taxes and fees. The taxes imposed on oil and gas production and sales activities may be substantially higher than those imposed on other industrial or commercial businesses.

The legal framework of TOTAL’s exploration and production activities, established through concessions, licenses, permits and contracts granted by or entered into with a government entity, a state-owned company or, sometimes, private owners, is subject to certain risks that, in certain cases, can reduce or challenge the protections offered by this legal framework.

Industrial and environmental considerations

TOTAL’s operations involve certain industrial and environmental risks which are inherent in handling, processing and use of products that are flammable, explosive, polluting or toxic.

The broad scope of TOTAL’s activities, which include drilling, oil and gas production, on-site processing, transportation, refining and petrochemical activities, storage and distribution of petroleum products, and production of base and specialty chemicals, involve a wide range of operational risks. Among these risks are those of explosion, fire, leakage of toxic products, and pollution. In the transportation area, the type of risk depends not only on the hazardous nature of the products transported, but also on the transportation methods used (mainly pipelines, maritime, river-maritime, rail, road), the volumes involved, and the sensitivity of the regions crossed (quality of infrastructure, population density, environmental considerations).

Most of these activities also involve environmental risks related to emissions into the air, water or soil and the production of waste, and also require environmental site remediation and closure and decommissioning after production is discontinued.

The industrial events that can have the most significant impact are primarily a major industrial accident (fire, explosion, leakage of highly toxic products) or large-scale accidental pollution.

All the risks described correspond to events that could potentially cause injury or death, damage property and business activities, cause environmental damage or harm human health. TOTAL employees, contractors, residents living near the facilities or customers can suffer injuries. Property damage can involve TOTAL’s facilities as well as the property of third parties. The seriousness of the consequences of these events varies according to the vulnerability of the people, ecosystems and business activities impacted, on the one hand, and the number of people in the impact area and the location of the ecosystems and business activities in relation to TOTAL’s facilities or to the trajectory of the products after the event, on the other hand.

Moreover, oil and gas exploration and production activities are particularly exposed to risks related to the physical characteristics of an oil or gas field. These risks include eruptions of crude oil or natural gas, which notably could result from drilling into abnormally pressurized hydrocarbon pockets.

TOTAL conforms to the REACH regulation, which purpose is to protect health and safety of products and chemical substances producers and users notably by providing detailed information through safety data sheets (SDS/ESDS). Like most other industrial groups, TOTAL is concerned by reports of occupational illnesses, in particular those caused by asbestos exposure. Asbestos exposure has been subject to close monitoring at all of the Group’s business units. As of December 31, 2011, the Group estimates that the ultimate cost of all asbestos-related claims paid or pending is not likely to have a material impact on the Group’s financial situation.

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

Health, safety and environment regulations

TOTAL is subject to extensive and increasingly strict health, safety and environmental (“HSE”) regulations in the European Union (“EU”), the United States and the rest of the world.

The following is a non-exhaustive list of HSE regulations and directives that affect TOTAL’s operations and products in the EU:

•	The Industrial Emissions Directive (“IED”) entered into force on January 6, 2011, and must be transposed into national legislation by EU Member States by January 7, 2013. This Directive replaced a number of existing industrial emission directives, including the Integrated Pollution Prevention and Control Directive (2008/1/EC — “IPPC”) and the Large Combustion Plant Directive (2001/80/EC).

By imposing the reduction of emissions from industrial installations, the IED will progressively result in stricter emission limits on some of TOTAL’s facilities by making compulsory certain rules described in BREFs (Reference documents on Best Available Techniques).

•

The Air Quality Framework Directive (2008/50/CE) and related directives on ambient air quality assessment and management, among other things, limit emissions of sulphur dioxide, nitrogen dioxide and oxides of nitrogen, particulate matter, lead, carbon monoxide, benzene and ozone.

•

Existing directives controlling and limiting exhaust emissions from cars and other motor vehicles are expected to continue to become more stringent over time. Since 2009, a maximum sulphur content of 10 ppm is mandatory throughout the EU.

•

The Sulphur Content Directive (1999/32/EC, as amended) limits sulphur in diesel fuel to 0.1% (since January 2008) and limits sulphur in heavy fuel oil to 1% (since January 2003), with certain exceptions for combustion plants provided that local air quality standards are met.

•

The 1996 Major Hazards Directive (Seveso II) requires emergency planning, public disclosure of emergency plans, assessment of hazards and effective emergency management systems. A revision process is currently pending to strengthen rules on the control of major accident hazards involving chemicals. The revision will align the legislation to changes in EU chemicals law and will clarify and update other provisions, including introducing stricter inspection standards and improving the level and quality of information available to the public in the event of an accident. The new directive is expected to apply from June 1, 2015.

In October 2011, the European Commission proposed a regulation on the safety of offshore oil and gas activities. The regulation introduces rules for the effective prevention of and response to a major accident that would be immediately applicable to new installations and with transitional periods for existing installations.

•	Numerous directives regulate the classification, labeling and packaging of chemical substances and their preparation, as well as restrict and ban the use of certain chemical substances and products.

On the one hand, the EU Parliament and Council adopted a regulation in December 2008 (now in force) on the Classification, Labelling and Packaging of Substances and Mixtures that incorporates the classification criteria and labelling rules agreed at the UN level (the so-called Globally Harmonized System of Classification and Labelling of Chemicals (GHS)).

On the other hand, the EU Member States, the European Commission and the European Chemical Agency are in the process of implementing the regulation adopted in 2006 for the Registration, Evaluation and Authorization of Chemicals (REACH) that replaces or complements the existing rules in this area. REACH required the pre-registration of chemical substances manufactured and imported into the EU by December 1, 2008, to qualify for full registration under a phase in during the period 2010-2018. This regulation requires the registration and identification of chemical substances manufactured or imported in EU Member States, and can result in restrictions on the sales or uses of such substances. GHS and REACH will require us to evaluate the hazards of our chemicals and products and may result in future changes to warning labels and material safety data sheets.

•

The Framework Directive on Waste Disposal is intended to ensure that waste is recovered or disposed of without endangering human health and without using processes or methods that could unduly harm the environment. Numerous related directives regulate specific categories of waste. In November 2008, the Framework Directive on Waste Disposal was partially modified by the Directive on Waste 2008/98, which features more precise definitions and stronger provisions. Transposition of this Directive in France occurred with the Ordinance of December 17, 2010.

•

A number of Maritime Safety Directives were passed in the wake of the Erika and Prestige spills, and implemented in France by Ordinance n° 2011-635 dated June 9, 2011. Those regulations, found in the three Maritime Safety Packages, require that tankers have double hulls and that ship owners acquire improved insurance coverage, mandate improvements to traffic monitoring, accident investigations and in-port vessel inspection (Port State Control: objective of 100% inspection in the EU), and further regulate organizations that inspect and confirm conformity to applicable regulations (Classification Societies). The last package will enter into force in 2012.

•

Numerous directives impose water quality standards based on the various uses of inland and coastal waters, including ground water, by setting limits on the discharges of many dangerous substances and by imposing information gathering and reporting requirements.

Adopted and effective since 2000, a comprehensive Water Framework Directive is progressively replacing numerous existing directives with a comprehensive set of requirements, including additional regulations obligating member countries to classify all water courses according to their biological, chemical and ecological quality, and to completely ban the discharges of approximately thirty toxic substances by 2017.

The law n° 2011-835 was adopted in France in July 2011 to prohibit the exploration and operation of shale gas by hydro-fracking technique and to repeal the exclusive research permits for projects using this technique. Consequently, the exclusive research permits issued to TOTAL at Montelimar (in the south of France) were repealed by the French Government. An administrative procedure is currently pending against this repeal.

•

In March 2004, the EU adopted a Directive on Environmental Liability (2004/35/EC). The Directive seeks to implement a strict liability approach for damage to water resources, soils and protected species and habitats by authorized industrial activities.

•

Directives implementing the Aarhus Convention of June 25, 1998, concerning public information rights and certain public participation rights in a variety of activities affecting the environment were adopted in January and May 2003, respectively. French regulations on public inquiry and impact assessment were adopted in 2011 and will enter into force on June 2012. These regulations aim to reinforce public participation and information rights concerning projects that could affect the environment.

•

In November 2008, the EU adopted a directive on the protection of the environment through criminal law that obliges EU Member States to provide for criminal penalties in respect of serious infringements of EC law (Directive 2008/99/EC). This directive was transposed in France in January 2012.

•	With respect to the climate change issue, numerous initiatives in the EU are pending or currently being revised, including:

–	A 2003 Directive implementing the Kyoto Protocol within the EU established an emissions trading scheme effective as of January 2005 for greenhouse gas (“GHG”) emissions quotas. On the basis of this directive, carbon dioxide emissions permits are then delivered. This trading scheme required Member States to prepare, under the supervision of the EU Commission, national allocation plans identifying a global amount of quotas to be shared and delivered for free by the governments to each industrial installation for specific sectors, in particular the energy intensive installations that have to surrender quotas with respect to their annually verified carbon dioxide emissions. In accordance with the 2009 revision of the aforementioned directive, a progressive quota auctioning mechanism is scheduled to be set up in 2013 together with transitional Community-wide rules for harmonized free allocation up to a level based on benchmarks for sectors exposed to international carbon leakage. These changes will end the free allocations for electricity production and have an expanded scope covering additional commercial sectors and emissions. When this system is established, TOTAL’s industrial facilities may incur capital and operating costs to comply with such legislation including the partial acquisition of emissions allowances.

–

The first period of the Kyoto Protocol is reaching an end in 2012. The Cancun UN conference at the end of 2010 reaffirmed the principles of Kyoto, but did not result in the adoption of any new legally binding agreement with respect to the continuation of the Kyoto Protocol. The Durban conference of November 2011 resulted in the Kyoto principles being extended post-2012 to permit the possible adoption by 2015 of another legally-binding international agreement to be signed by the negotiating countries as well as by the United States together with China, India and certain other developing nations.

–

The Climate Action and Renewable Energy Package imposes an EU objective referred to as “3 x 20”, which commits EU Member States by 2020 to reduce overall GHG emissions to at least 20% below 1990 levels, to improve energy efficiency by 20% and to increase renewable energy usage by 20%. In 2011, the European Commission published its “Roadmap for moving to a competitive low-carbon economy in 2050” to look beyond these 2020 objectives and to set out a plan to meet the long-term target of reducing domestic emissions by 80 to 95% by mid-century. The sectors most responsible for emissions in the

EU (i.e., power generation, industry, transport, buildings and construction, as well as agriculture) are charged with making the transition to a low-carbon economy over the coming decades and these issues could affect TOTAL’s operations in the future.

–

The 2009 Directive on Carbon Capture and Storage (CCS) was transposed in France in 2010. This legal framework forms the basis for developing CCS projects that are expected to serve as one of the most valuable solutions for the reduction of carbon dioxide emissions. Such regulations will have technical and financial impacts, including on TOTAL’s projects.

With respect to biodiversity issues, this subject is increasingly taken into consideration. Following the 2010 Nagoya summit, the UN’s 65th General Assembly decided to form the IPBES (Intergovernmental Science-Policy Platform on Biodiversity) to share knowledge and future policies on biodiversity and ecosystem services. The next UN Conference on Sustainable Development (“Rio +20”) is expected to be held in Rio in June 2012 and will focus on two themes: a green economy in the context of sustainable development and poverty eradication, and the institutional framework for sustainable development.

In the United States, where TOTAL’s operations are less extensive than in Europe, TOTAL is also subject to significant HSE regulations at both the state and federal levels. Of particular relevance to TOTAL’s lines of business are:

•

The Clean Air Act and its regulations, which require, among other measures: stricter phased-in fuel specifications and sulfur reductions; enhanced emissions controls and monitoring at major sources of volatile organic compounds, nitrogen oxides, and other designated hazardous and non-hazardous air pollutants; GHG regulation; stringent pollutant emission limits; construction and operating permits for major air emission sources at chemical plants, refineries, marine and distribution terminals and other facilities; and risk management plans for the handling and storage of hazardous substances.

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

•

The Resource Conservation and Recovery Act, which regulates the generation, storage, handling, treatment, transportation and disposal of hazardous waste and imposes corrective action requirements on regulated facilities requiring investigation and remediation of potentially contaminated areas at these facilities.

•

The Comprehensive Environmental Response, Compensation, and Liability Act (also known as CERCLA or Superfund), under which waste generators, former and current site owners and operators, and certain other parties can be held jointly and severally liable for the entire cost of remediating active, abandoned or non-operating sites contaminated by releases of hazardous substances regardless of fault or the amount or share of hazardous substances sent by a party to a site. The U.S. Environmental Protection Agency (“EPA”) has authority under Superfund to order responsible parties to clean up contaminated sites and may seek recovery of the government’s response costs from responsible parties. States have similar legal authority to compel site investigations and cleanups and to recover costs from responsible parties. The U.S. government and states may also sue responsible parties under CERCLA for damage to natural resources (e.g., rivers and wetlands) arising from contamination.

•

National and international maritime oil spill laws, regulations and conventions, including the Oil Pollution Act of 1990, impose significant oil spill prevention requirements, spill response planning and training obligations, ship design requirements (including phased in double hull requirements for tankers), operational restrictions, spill liability for tankers and barges transporting oil, offshore oil platform facilities and onshore terminals and establishes an oil liability spill fund paid for by taxes on imported and domestic oil.

•

In the wake of the Deepwater Horizon accident, the Bureau of Ocean Energy Management, Regulation and Enforcement was replaced by the Bureau of Ocean Energy Management, which is responsible for managing development of offshore resources, and the Bureau of Safety and Environmental Enforcement (“BSEE”), which is responsible for safety and environmental oversight of offshore oil and gas operations. The BSEE has implemented more stringent permitting requirements and oversight of offshore drilling. Among other changes, well design, casing and cementing standards have been upgraded and compliance must be certified by a professional engineer. In addition, plans must describe containment resources available in case of an underwater blowout and worst case discharge, and operators in the Gulf of Mexico are required to develop and implement a Safety and Environmental Management Systems program.
•

Other significant U.S. environmental legislation includes the Toxic Substances Control Act, which regulates the development, testing, import, export and introduction of new chemical products into commerce, and the Emergency Planning and Community Right-to-Know Act, which requires emergency planning and spill notification as well as public disclosure of chemical usage and emissions.

TOTAL’s facilities in the United States are also subject to extensive workplace safety regulations promulgated by the Occupational Safety and Health Administration (“OSHA”). Most notable among OSHA regulations is the Process Safety Management of Highly Hazardous Chemicals, a comprehensive regulatory program that requires major industrial sources, including petroleum refineries and chemical manufacturing facilities, to undertake significant hazard assessments during the design of new industrial processes and modifications to existing processes, as well as a comprehensive and continual monitoring and management process for these chemicals.

The EPA’s regulation of GHG emissions from industrial sources under the Clean Air Act’s Prevention of Significant Deterioration and Title V operating permit programs formally commenced on January 2, 2011. The authority to regulate GHG emissions under the Clean Air Act is the culmination of several EPA rulemakings promulgated in 2009 and 2010 as a result of the 2007 U.S. Supreme Court decision in Massachusetts v. EPA confirming the authority of EPA to regulate GHG emissions under the Clean Air Act. Each of these rulemakings is under legal challenge. The EPA may issue future regulations requiring additional industry sectors to report GHG emissions and has indicated its intention to phase in GHG permitting for smaller industrial sources. Various state and regional requirements also govern GHG emissions and additional measures can be expected in the future. Depending upon the outcome of legal challenges and the content of future GHG regulations, TOTAL subsidiaries in the United States may incur additional capital and operating costs to comply with control technology and/or facility upgrade requirements for reducing GHG emissions.

TOTAL has investments in the United States in unconventional gas plays that utilize hydraulic fracturing, or “fracking,” a process that involves pumping a mixture of water, sand and chemicals underground at high pressure to fracture rock formations and release natural gas and liquids that are otherwise inaccessible. Currently, regulation of these practices occurs at the state level, although there are a number of federal legislative proposals that could alter the regulatory framework. In addition, various state initiatives could result in stricter regulation of fracking. Increased regulation could affect TOTAL’s operating costs, profitability and future investments in these unconventional gas plays.

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

Management and monitoring of industrial and environmental risks

TOTAL policies regarding health, safety and the environment

TOTAL has developed a “Health Safety Environment Quality Charter” which sets out the basic principles applicable within the Group regarding the protection of people, property and the environment. This charter is rolled out at several levels within the Group by means of management systems.

Along these lines, TOTAL has developed efficient organizations as well as safety, environmental and quality management systems, which it makes every effort to have certified or assessed (standards such as the International Safety Rating System, ISO 14001 and ISO 9001). For example, in 2010, TOTAL received ISO 9001 certification for “development and management of the database of technical businesses” in exploration and production.

Assessment

As part of its policy, TOTAL systematically assesses risks and impacts in the areas of industrial safety (particularly technological risks), the environment and the protection of workers and local residents:

•	prior to approving new projects, investments, acquisitions and disposals;

•

periodically during operations (safety studies, environmental impact studies, health impact studies and risk prevention plan in France as part of the 2003 legislation on the prevention of major technological risks);

•	prior to introducing new substances to the market (toxicological and ecotoxicological studies and life cycle analyses); and
•	based on the regulatory requirements of the countries where these activities are carried out and generally accepted standards.

In countries where prior administrative authorization and supervision is required, projects are not undertaken without the authorization of the relevant authorities and are developed according to the studies provided to the authorities.

In particular, TOTAL has developed common methodologies for analyzing technological risks which must gradually be applied to all activities carried out by the Group’s companies.

Management

TOTAL develops risk management measures based on risk and impact assessments. These measures involve facility and structure design, the reinforcement of safety devices and remedies of environmental degradations.

In addition to developing organizations and management systems as described above, TOTAL strives to minimize industrial and environmental risks inherent in its operations by conducting thorough inspections and audits, training personnel and raising awareness among all those involved, and implementing an active investment policy.

In addition, performance indicators (in the areas of HSE) and risk monitoring have been put in place, objectives have been set and action plans have been implemented to achieve these objectives.

Although the emphasis is on preventing risks, TOTAL takes regular steps to prepare for crisis management based on the risk scenarios identified.

In particular, TOTAL has developed emergency plans and procedures to respond to an oil spill or leak. These plans and procedures are specific to each TOTAL affiliate and adapted to its organization, activities and environment, and are consistent with the Group plan. They are reviewed regularly and tested through exercises.

At the Group level, TOTAL has set up the alert scheme PARAPOL (Plan to Mobilize Resources Against Pollution) to facilitate crisis management and provide assistance by mobilizing both internal and external resources in the event of pollution of marine, coastal or inland waters, without geographical restriction. The PARAPOL procedure is made available to TOTAL affiliates and its main goal is to facilitate access to internal experts and physical response resources.

Furthermore, TOTAL and its affiliates are currently members of certain oil spill cooperatives that are able to provide expertise, resources and equipment in all geographic areas where TOTAL has operations, including in particular Oil Spill Response, CEDRE (Center of documentation, research and experimentation on accidental water pollution) and Clean Caribbean and Americas.

Following the blow-out on the Macondo well in the Gulf of Mexico in 2010 (concerning which the Group was not involved), TOTAL created three Task Forces in order to analyze risks and provide recommendations.

In Exploration & Production, Task Force No. 1 reviewed the safety aspects of deep offshore drilling operations (wells architecture, design of blow-out preventers, training of personnel based on lessons learned from the serious accidents that occurred recently in the industry). Its efforts have led to the implementation of even more stringent controls and audits on drilling operations.

Task Force No. 2, coordinated with the Global Industry Response Group (GIRG) created by the OGP (International Association of Oil and Gas Producers), is studying deep offshore oil capture and containment operations in case of a pollution event in deep waters. In the short term, capture devices will be available in several regions of the world where TOTAL has a strong presence in exploration-production (North Sea, Gulf of Guinea).

Task Force No. 3 related to plans to fight accidental spills in order to strengthen the Group’s ability to respond to a major accidental pollution, such as a blow out or a total loss of containment from an FPSO (Floating Production, Storage and Offloading facility). This initiative has led, in particular, to a sharp increase in the volume of dispersants available within the Group.

The Group believes that it is impossible to guarantee that the contingencies or liabilities related to the above mentioned health, safety and environmental concerns will not have a material impact on its business, assets and liabilities, consolidated financial situation, cash flow or income in the future.

Oil and gas exploration and production operations

Oil and gas exploration and production require high levels of investment and are associated with particular risks and opportunities. These activities are subject to risks related specifically to the difficulties of exploring underground, the characteristics of hydrocarbons and the physical characteristics of an oil or gas field. Of risks related to oil and gas exploration, geologic risks are the most important. For example, exploratory wells may not result in the discovery of hydrocarbons, or may result in amounts that would be insufficient to allow for economic development. Even if an economic analysis of estimated hydrocarbon reserves justifies the development of a discovery, the reserves can prove lower than the estimates during the production process, thus adversely affecting the economic development.

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

The development of oil and gas fields, the construction of facilities and the drilling of production or injection wells require advanced technology in order to extract and exploit fossil fuels with complex properties over several decades. The deployment of this technology in such a difficult environment makes cost projections uncertain. TOTAL’s operations can be limited, delayed or canceled as a result of a number of factors, including administrative delays, in particular as part of the host states’ approval processes for development projects, shortages, late delivery of equipment and weather conditions, including the risk of hurricanes in the Gulf of Mexico. Some of these risks may also affect TOTAL’s projects and facilities further down the oil and gas chain.

Economic or political factors

The oil sector is subject to domestic regulations and the intervention of governments, directly or through state-owned companies, in such areas as:

•	the award of exploration and production interests;
•	authorizations by governments or by a state-controlled partner, in particular for development projects, annual programs or the selection of contractors or suppliers;
•	the imposition of specific drilling obligations;
•	environmental protection controls;
•	control over the development, exploitation and abandonment of a field causing restrictions on production;
•	calculating the costs that may be recovered from the relevant authority and what expenditures are deductible from taxes;
•	cases of expropriation, nationalization or reconsideration of contractual rights.

The oil industry is also subject to the payment of royalties and taxes, which may be higher than those applicable to other commercial businesses and which may be subject to material changes by the governments of certain countries.

Substantial portions of TOTAL’s oil and gas reserves are located in certain countries that may be considered as politically and economically unstable. Such oil and gas reserves and related operations are subject to certain additional risks, including:

•	the implementation of production and export quotas;
•	the compulsory renegotiation of contracts;
•	the expropriation or nationalization of assets;
•	risks related to changes of local governments or the resulting changes in business customs and practices;
•	payment delays;
•	currency exchange restrictions;
•	depreciation of assets due to the devaluation of local currencies or other measures taken by governments that might have a significant impact on the value of activities; and
•	losses and decreased activity due to armed conflicts, civil unrest, the actions of terrorist groups or sanctions that target activities or parties of certain countries.

TOTAL, like other major international oil companies, has a geographically diverse portfolio of reserves and operational sites, which allows it to conduct its business and financial affairs so as to reduce its exposure to such political and economic risks. However, there can be no assurance that such events will not adversely affect the Group.

Business Activities in Cuba, Iran, Sudan and Syria

Provided in this section is certain information relating to TOTAL’s activities in Cuba, Iran, Sudan and Syria.

For more information on U.S. and EU restrictions relevant to our activities in these jurisdictions, see “Item 3. Key Information — Risk Factors”.

Cuba

In 2011, TOTAL’s Refining & Marketing division had limited marketing activities for the sale of specialty products to non-state entities in Cuba and paid taxes on such activities. In addition, TOTAL’s Trading & Shipping division purchased hydrocarbons pursuant to spot contracts from a state-controlled entity for approximately €40 million.

Iran

TOTAL’s Exploration & Production division historically had been active in Iran through buyback contracts. Under such contracts, the contractor is responsible for and finances development operations. Once development is completed, operations are handed over to the national oil company, which then operates the field. The contractor receives payments in cash or in kind to recover its expenditures as well as a remuneration based on the field’s performance. Furthermore, upon the national oil company’s request, a technical services agreement may be implemented in conjunction with a buyback contract to provide qualified personnel and services until full repayment of all amounts due to the contractor.

TOTAL entered into such buyback contracts between 1995 and 1999 with respect to the development of four fields: Sirri, South Pars 2 & 3, Balal and Dorood. For all of these contracts, development operations have been completed and TOTAL retains no operational responsibilities. A technical services agreement for the Dorood field expired in December 2010. As TOTAL is no longer involved in the operation of these fields, TOTAL has no information on the production from these fields. Some payments are yet to be reimbursed to TOTAL with respect to South Pars 2 & 3, Balal and Dorood. Since 2011, TOTAL has no production in Iran corresponding to such payments in kind, compared to 2 kboe/d in 2010 and 8 kboe/d in 2009. No royalties or fees are paid by the Group in connection with these buyback and service contracts. In 2011, TOTAL made non-material payments to the Iranian administration with respect to certain taxes and social security.

With respect to TOTAL’s Refining & Marketing division’s 2011 activities in Iran, Beh Total, a company held 50/50 by Behran Oil and Total Outre-Mer, a subsidiary of the Group, produced and marketed small quantities of lubricants (20,000 tons) for sale to domestic consumers in Iran. In 2011, revenue generated from Beh Total’s activities was €43.5 million and cash flow was €4.6 million. Beh Total paid approximately €1 million in taxes. TOTAL does not own or operate any refineries or chemicals plants in Iran. In 2011, Beh Total paid €5.6 million of dividends for fiscal year 2010 (share of TOTAL: €2.3 million).

In 2011, TOTAL’s Trading & Shipping division purchased in Iran pursuant to a mix of spot and term contracts approximately forty-nine million barrels of hydrocarbons from state-controlled entities for approximately €3.7 billion. Prior to January 23, 2012, TOTAL’s Trading & Shipping division ceased its purchase of Iranian hydrocarbons.

Sudan

Since the independence of the Republic of South Sudan on July 9, 2011, TOTAL is not present in Sudan. TOTAL holds an interest in Block B in what was, prior to July 9, 2011, the southern region of Sudan.

TOTAL disbursed in Sudan between January 1, 2011 and July 8, 2011, approximately $0.7 million as scholarships and social development contributions, as well as contributions to the construction of social infrastructure, schools and water wells along with non-governmental organizations and other stakeholders involved in southern Sudan.

For more information on TOTAL’s activities in the Republic of South Sudan, see “Item 4. Business Overview — Republic of South Sudan”.

Syria

In 2011, TOTAL had two contracts relating to oil and gas exploration & production activities: a Production Sharing Agreement entered into in 1988 (“PSA 1988”) for an initial period of twenty years and renewed at the end of 2008 for an additional 10-year period, and the Tabiyeh Gas Project risked Service Contract (the “Tabiyeh contract”) effective from the end of October 2009. TOTAL owns 100% of the rights and obligations under PSA 1988, and operated until early December 2011 on various oil fields in the Deir Ez Zor area through a dedicated non-profit operating company owned equally by the Group and the state-owned General Petroleum Corporation (“GPC”) (the successor to the Syrian Petroleum Company).

The main terms of PSA 1988 are similar to those normally used in the oil and gas industry. The Group’s revenues derived from PSA 1988 are made up of a combination of “cost oil” and “profit oil”. “Cost oil” represents the reimbursement of operating and capital expenditures and is accounted for in accordance with normal industry practices. The Group’s share of “profit oil” depends on the total annual production level. TOTAL receives its revenues in cash payments made by GPC. TOTAL pays to the state-owned Syrian company SCOT a transportation fee equal to $2/b for the oil produced in the area, as well as non-material payments to the Syrian government related to PSA 1988 for such items as withholding taxes and Syrian social security.

The Tabiyeh contract, signed with GPC, may be considered as an addition to PSA 1988 as production, costs and revenues for the oil and part of the condensates coming from the Tabiyeh field are governed by the contractual terms of PSA 1988. This project is designed to enhance liquids and gas output from the Tabiyeh field through the drilling of “commingled” wells and through process modifications in Deir Ez Zor Gas Plant operated by the Syrian Gas Company. Until early December 2011, TOTAL financed and implemented the Tabiyeh Gas Project and operated the Tabiyeh field.

In 2011, technical production for PSA 1988 and the Tabiyeh contract taken together amounted to 63 kboe/d, of which 53 kboe/d were accounted for as the Group’s share of production. The amount identified as technical production under the agreements, minus the amount accounted for as the Group’s share of production, does not constitute the total economic benefit accruing to Syria under the terms of the agreements since Syria retains a margin on a portion of the Group’s production and receives certain production taxes.

In addition, TOTAL and GPC entered into a Cooperation Framework Agreement in 2009, which provides for the co-development of oil projects in Syria.

Since early December 2011, TOTAL has ceased its activities that contribute to oil and gas production in Syria.

In 2011, TOTAL’s Trading & Shipping division purchased in Syria pursuant to a mix of spot and term contracts nearly eleven million barrels of hydrocarbons from state-controlled entities for approximately €824 million. Since early September 2011, the Group has ceased to purchase hydrocarbons from Syria.

Competition

TOTAL is subject to competition from other oil companies in the acquisition of assets and licenses for the exploration and production of oil and natural gas as well as for the sale of manufactured products based on crude and refined oil. TOTAL’s competitors are comprised of national oil companies and international oil companies.

In this regard, the major international oil companies in competition with TOTAL are ExxonMobil, Royal Dutch Shell, Chevron and BP. As of December 31, 2011, TOTAL ranked fifth among these companies in terms of market capitalization.(1)

Insurance and risk management

Organization

TOTAL has its own insurance and reinsurance company, Omnium Insurance and Reinsurance Company (OIRC). OIRC is integrated with the Group’s insurance management and is used as a centralized global operations tool for covering the Group’s risks. It allows the Group’s worldwide insurance program to be implemented in compliance with the specific requirements of local regulations applicable in the countries where the Group operates.

Some countries may require the purchase of insurance from a local insurance company. If the local insurer accepts to cover the subsidiary of the Group in compliance with its worldwide insurance program, OIRC requests a retrocession of the covered risks from the local insurer. As

(1)	Source: Reuters.

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

In 2011, the net amount of risk retained by OIRC after reinsurance was a maximum of $75 million per third-party liability insurance claim and $75 million per property damage and/or business interruption insurance claim. Accordingly, in the event of any loss giving rise to an aggregate insurance claim, the effect on OIRC would be limited to its maximum retention of $150 million per event.

Risk and insurance management policy

In this context, the Group risk and insurance management policy is to work with the relevant internal department of each subsidiary to:

•	define scenarios of major disaster risks (estimated maximum loss);
•	assess the potential financial impact on the Group should a catastrophic event occur;
•	help to implement measures to limit the probability that a catastrophic event occurs and the financial consequences if such event should occur; and
•	manage the level of risk from such events to be either covered internally by the Group or transferred to the insurance market.

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

More specifically for:

•

Third-party liability insurance: since the maximum financial risk cannot be evaluated by a systematic approach, the amounts insured are based on market conditions and industry practice, in particular, the oil industry. In 2011, the Group’s third-party liability insurance for any liability (including potential accidental environmental liabilities) was capped at $850 million.
•

Property damage and business interruption: the amounts insured vary by sector and by site and are based on the estimated cost of and reconstruction under maximum loss scenarios and on insurance market conditions. The Group subscribed for business interruption coverage in 2011 for its main refining and petrochemical sites.

For example, for the Group’s highest risks (platforms in the North Sea and main refineries and petrochemical plants in Europe), in 2011 the Group’s share of insurance limit was approximately $1.65 billion for the Downstream segment and approximately $1.5 billion dollars for the Upstream segment.

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

While TOTAL believes its insurance coverage is in line with industry practice and sufficient to cover normal risks in its operations, it is not insured against all possible risks. In the event of a major environmental disaster, for example, TOTAL’s liability may exceed the maximum coverage provided by its third-party liability insurance. The loss TOTAL could suffer in the event of such disaster would depend on all the facts and circumstances and would be subject to a whole range of uncertainties, including legal uncertainty as to the scope of liability for consequential damages, which may include economic damage not directly connected to the disaster. The Group cannot guarantee that it will not suffer any uninsured loss and there can be no guarantee, particularly in the case of a major environmental disaster or industrial accident, that such loss would not have a material adverse effect on the Group.

Competition law

Competition laws apply to the Group’s companies in the vast majority of countries in which it does business. Violations of competition laws carry fines and expose the Group and its employees to criminal sanctions and civil suits. Furthermore, it is now common for persons or corporations allegedly injured by violations of competition laws to sue for damages.

The broad range of activities and countries in which the Group operates requires local analysis, by business segment, of the legal risks in terms of competition law. Some of the Group’s business segments have already been implementing competition law conformity plans for a long time. Moreover, a Group-wide policy designed to coordinate risk management measures and competition law conformity plans has been under development since the beginning of 2012.

Organizational Structure

TOTAL S.A. is the parent company of the TOTAL Group. As of December 31, 2011, there were 870 consolidated subsidiaries, of which 783 were fully consolidated and 87 were accounted for under the equity method. For a list of the principal subsidiaries of the Company, see Note 35 to the Consolidated Financial Statements.

Property, Plants and Equipment

TOTAL has freehold and leasehold interests in numerous countries throughout the world, none of which is material to TOTAL. See “— Business Overview — Upstream” for a description of TOTAL’s reserves and sources of oil and gas.

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

OVERVIEW

TOTAL’s results are affected by a variety of factors, including changes in crude oil and natural gas prices as well as refining and marketing margins, which are all generally expressed in dollars, and changes in exchange rates, particularly the value of the euro compared to the dollar. Higher crude oil and natural gas prices generally have a positive effect on the income of TOTAL, since its Upstream oil and gas business benefits from the resulting increase in revenues realized from production. Lower crude oil and natural gas prices generally have a corresponding negative effect. The effect of changes in crude oil prices on TOTAL’s Downstream activities depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. In the past several years, crude oil and natural gas prices have varied greatly. As TOTAL reports its results in euros, but conducts its operations mainly in dollars, the effect of an increase in crude oil and natural gas prices is partly offset by the effect of the variation in exchange rates during periods of weakening of the dollar relative to the euro and strengthened during periods of strengthening of the dollar relative to the euro. TOTAL’s results are also significantly affected by the costs of its activities, in particular those related to exploration and production, and by the outcome of its strategic decisions with respect to cost reduction efforts. TOTAL’s results are also affected by general economic and political conditions and changes in governmental laws and regulations, as well as by the impact of decisions by OPEC on production levels. However, the Euro zone’s turbulences during the fiscal year 2011 did not affect the Group significantly. For more information, see “Item 3. Key Information — Risk Factors” and “Item 4. Information on the Company — Other Matters”.

The year 2011 witnessed a number of geopolitical events that put pressure on market supplies. Despite the economic slowdown, demand for oil products continued to rise, fuelled by the growth of emerging markets. Pressure on supply, plus rising demand, resulted in a sharp increase in the price of crude oil. The average price of Brent in 2011 was $111/b, compared with $80/b in 2010.

Gas spot prices continued to rise in Europe and Asia in 2011, mainly due to increased demand on Asian markets. Spot prices for gas in the United States remained very low, due to the continued rise in production, driven by the development of non-conventional gases.

Despite the gradual adjustment of refining capacity, the overcapacity that has existed in the European refining market since 2009 continued into 2011, due to low demand in Europe. Refining margins dropped to an average of $17/t in 2011, compared with $27/t in 2010(1). In the first half of 2011, the Chemicals segment enjoyed a globally favorable environment, which has deteriorated since then. In the second half of the year, the Base Chemicals and Specialty Chemicals divisions saw their margins shrink due to the drop in demand caused by the economic slowdown.

In this environment, TOTAL’s net income (Group share) amounted to €12.3 billion, up 16% compared to €10.6 billion in 2010. This result essentially reflects a better Upstream environment, while the Downstream and Chemicals segments were faced with more difficult conditions than in 2010. The Upstream segment’s 2011 adjusted net operating income of €10.4 billion was up 21% compared with €8.6 billion in 2010 due to rising prices, but was also negatively impacted by the €-$ exchange rate. The Downstream segment’s adjusted net operating income dropped by 7% to €1.1 billion in 2011 compared to €1.2 billion in 2010. This result can be explained in particular by the impact of reduced refining margins and the sale of the Group’s stake in CEPSA, which were partially offset by an improvement in operational performance. The Chemicals segment’s adjusted net operating income dropped by 10% to €775 million in 2011 from €857 million in 2010, due to the more difficult market environment at the end of the year and the asset sales in 2011 (resins, CEPSA).

The year 2011 saw numerous acquisitions and asset sales, reflecting the Group’s ambition to optimize its portfolio by creating value from certain mature assets and by developing its Upstream assets with high potential for growth.

TOTAL benefited from the rise in its operational cash flow and the €8 billion inflows from asset sales in 2011 to fund the increase in its investment program, while maintaining a dividend of €2.28 per share, which will be submitted for approval to the Shareholders’ meeting on May 11, 2012. The balance sheet remained strong, with a net-debt-to- equity ratio(2) of 23% at the end of 2011, compared with 22% at the end of 2010.

In terms of operations, 2011 saw the continued improvement of safety performance, with a 15% drop in the Group-wide TRIR(3) compared with 2010.

In the Upstream segment, three major discoveries in Azerbaijan, Bolivia and French Guiana were the first results of the Group’s bolder exploration strategy. The year 2011 also witnessed the successful start-up of the Pazflor deep-offshore platform in Angolan waters, a project operated by TOTAL that illustrates the Group’s expertise in the development of major projects. Five new major projects, including the Ichthys LNG project in Australia (TOTAL, 24%), were also launched, in order to secure growth in the years to come.

Still in the Upstream segment, 2011 also saw the announcement of the acquisition of a 14.09% stake in the Russian company Novatek and an increase of the Group’s stakes in the Fort Hills project in Canada and in Tempa Rossa in Italy. At the end of 2011, the Group announced its entry into the Utica shale gas and condensates deposit in the United States. The Group continued to extend its oil and gas acreage by acquiring stakes in promising exploration areas, such as the pre-salt blocks in the Kwanza basin in Angola, and by acquiring stakes in deposits that have already been discovered, such as the Yamal LNG project in Russia.

At the same time, in 2011, TOTAL disposed of certain mature or non-strategic Upstream assets, including its exploration-production subsidiary in Cameroon and its stakes in pipelines in Colombia.

In the realm of new energies, TOTAL acquired in 2011 a 60% stake (now, 66%) in the U.S. company SunPower, to become one of the leaders in the solar industry. Although currently in the consolidation phase, this industry offers opportunities for strong growth.

In the Downstream and Chemicals segments, TOTAL deployed its strategy of increasing the competitive performance of its activities, scaling down its exposure to mature zones, mainly Europe, and bolstering its presence

(1)	Based on TOTAL’s “European Refining Margin Indicator” (ERMI).
(2)	Net-debt-to-equity ratio = net debt (i.e., the sum of current borrowings, other current financial liabilities and non-current financial debt, net of current financial assets, hedging instruments on non-current financial debt and cash and cash equivalents) divided by the sum of shareholders’ equity and non-controlling interests after expected dividends payable.
(3)	Total Recordable Injury Rate.

in high-growth areas. Consequently, 2011 saw the start-up of the deep-conversion unit (or coker) in Port Arthur in the United States, the continued modernization of the refinery and the petrochemicals platform in Normandy, France, and the construction of the Jubail refinery in Saudi Arabia. The Group also continued to scale down its refining capacity in Europe, by selling off its stake in the Spanish company CEPSA.

On the Marketing front, in 2011, the Group continued its optimization drive by selling off its distribution activities in the United Kingdom and launching a program to modernize part of its service station network in France with the Total access program. In the Specialty Chemicals division, the Group sold part of its Resins activity.

A restructuring of the Downstream and Chemicals sectors was announced in October 2011. The deployment of this project led to organizational changes on January 1, 2012, with the creation of:

•

a Refining & Chemicals segment, a large industrial base that encompasses refining, petrochemicals, fertilizers and specialty chemicals operations. This segment also includes oil trading and shipping activities.

•	a Supply & Marketing segment, which is dedicated to worldwide supply and marketing activities in the oil products field.

The process initiated in 2004 to increase R&D budgets continued with expenditures in 2011 of €776 million, up 9% compared to 2010, with the aim of, in particular, the continued improvement of the Group’s technological expertise in the development of oil and gas resources and the development of solar, biomass, carbon capture and storage technologies in order to contribute to changes in the global energy mix.

Finally, in 2011, TOTAL reasserted the priority on safety and the environment as part of its operations throughout its business. For all of its projects conducted in a large number of countries, the Group puts an emphasis on corporate social responsibility (CSR) challenges and the development of the local economies.

Outlook

In 2012, TOTAL intends to consolidate its drivers for growth and enhance the priority given to safety, reliability and acceptability of its operations.

The 2012 net investment budget is $20 billion (approximately €14.3 billion(1)). TOTAL intends to continue to actively manage its asset portfolio with, in particular, a program of non-strategic asset sales. The 2012 budget for organic investments (i.e., net investments excluding acquisitions and asset sales) is $24 billion (approximately €17.1 billion).

Capital expenditures will mostly be focused on the Upstream segment with an allocation of $20 billion (approximately €14.3 billion), or more than 80% of the Group’s organic capital expenditure budget. About 30% of the investment in the Upstream segment is expected to be dedicated to producing assets while 70% is expected to be assigned to developing new projects. Downstream organic capital expenditures in the Refining & Chemicals and Supply & Marketing segments are expected to amount to $3 billion (approximately €2.1 billion) and $1 billion (approximately €714 million), respectively, in 2012. In line with the strategy to develop a number of major integrated platforms in order to stimulate growth and improve competitive performance, the main projects in the Refining & Chemicals segment in 2012 will be the upgrading of the Normandy refinery and petrochemical plant, the building of the Jubail refinery in Saudi Arabia and the expansion of the Daesan platform in South Korea. Wherever it operates, TOTAL will continue to make capital expenditure in the maintenance and safety of its facilities a top priority.

The Group also confirms its commitment with respect to R&D with a budget increasing to about $1.2 billion (approximately €857 million) in 2012.

In the Upstream segment, TOTAL will deploy its strategy intended to speed up growth of its production, while improving the profitability of its portfolio of assets. The year 2012 should see the launch of numerous projects. In 2012, TOTAL plans to bring eight new major projects on-stream, which will contribute to expected growth in output in 2012 and achieving the target rate of average annual production growth of 2.5% between 2010 and 2015: Usan and OML 58 Upgrade in Nigeria, Islay in the UK North Sea, Angola LNG in Angola, Bongkot South in Thailand, Halfaya in Iraq, Sulige in China and Kashagan in Kazakhstan. The Group will also continue to evaluate numerous other projects, in particular in Western Africa, Russia and Canada. The anticipated launch of these projects during the course of the next two years should improve visibility on growth in output after 2015. With an exploration budget that stands at $2.5 billion (approximately €1.8 billion), up 20% compared to 2011, the Group will continue to pursue an ambitious and diversified strategy.

(1)	All euro figures in this section converted at a rate of $1.40/€.

In the Downstream sector, with a new organization that will allow it to take up the challenges specific to each activity of that sector, the Group should start to reap the first benefits of an integrated Refining & Chemicals segment and Supply & Marketing segment, each of which is closer to its markets. TOTAL will strive to improve its competitiveness by adapting its activities in Europe and seeking to enhance its operational efficiency and synergies between its operations. The year 2012 will see continued development in high-growth zones, with the expected start-up of a new polyethylene production unit in Qatar and the completion of the first step of the expansion of its Daesan platform in South Korea.

In 2012, TOTAL can rely on its solid balance sheet and on the start-up and ramp-up of new projects that should contribute to the growth of operating cash flow. Moreover, in 2012, TOTAL will continue to develop its new projects through an ambitious capital expenditure program, while maintaining a target for the net-debt-to-equity ratio of between 20-30% and a dividend policy based on an average pay-out ratio of 50% of adjusted fully-diluted earnings per share(1).

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

The following summary provides further information about the critical accounting policies that involve significant elements of management judgment, and which could have a significant impact on the results of the Group. It should be read in conjunction with Note 1 to the Consolidated Financial Statements.

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

Valuation of long-lived assets

In addition to oil and gas assets that could become impaired under the application of successful efforts accounting, other assets could become impaired and require write-down if circumstances warrant. Conditions that could cause an asset to become impaired include lower-than-expected commodity sales prices, changes in the Group’s business plans or a significant adverse change in the local or national business climate. The amount of an impairment charge would be based on estimates of the higher of the value in use or the fair value minus cost to sell compared with its book value. The value in use is based on the present value of expected future cash flow using assumptions commensurate with the risks involved in the asset group. The expected future cash flow used for impairment reviews is based on judgmental assessments of future production volumes, prices and costs, considering information available at the date of review.

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

The significant assumptions used to account for pensions and other post-retirement benefits are determined as follows.

Discount rates primarily reflect the rates of high quality corporate bonds. Inflation rates reflect market conditions observed on a country-by-country basis.

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

Determination of expected rates of return on pension plan assets is made through compound averaging. For each plan, the distribution of investments among bonds, equities and cash and the expected rates of return on bonds, equities and cash are taken into account. A weighted-average rate is then calculated.

The effect pensions had on results of operations, cash flow and liquidity is fully set out in Note 18 to the Consolidated Financial Statements. Net employee benefit expense in 2011 amounted to €315 million and the Company’s contributions to pension plans were €347 million.

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

The unrecognized actuarial losses of pension benefits as of December 31, 2011, were €1,713 million compared to €1,170 million for 2010. The increase in unrecognized actuarial losses is explained by actuarial losses due to a decrease in discount rates in 2011 and due to a decrease in the value of plan assets. As explained above, pension accounting principles allow that such actuarial losses be deferred and amortized over future periods, in the Company’s case a period of fifteen years.

The Company is considering a decreased weighted-average expected rate of return on pension plan assets of 5.35% for 2012 compared to the 2011 rate of 5.90%. The Company does not believe, based on currently available information, that it will be significantly modifying its discount rate in 2012 or the near future.

The Company’s estimates indicate that a 1% increase or decrease in the expected rate of return on pension plan assets would have caused a €62 million decrease or increase, respectively, in the 2011 net periodic pension cost. The estimated impact on net periodic pension cost of the amortization of the unrecognized actuarial losses of pension benefits of €1,713 million as of December 31, 2011, is €102 million for 2012, compared to the actual impact of €46 million for 2011.

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

RESULTS 2009-2011

As of and for the year ended December 31, (M€, except per share data)	2011	2010	2009
Non-Group sales	184,693	159,269	131,327
Net income (Group share)	12,276	10,571	8,447
Diluted earnings per share	5.44	4.71	3.78

Group Results 2011 vs. 2010

The year 2011 witnessed a number of geopolitical events that put pressure on market supplies. Despite the economic slowdown, demand for oil products continued to rise, fueled by the growth of emerging markets. Pressure on supply, plus rising demand, resulted in a sharp increase in the price of crude oil.

In the Upstream segment, the 2011 oil market environment was marked by a 40% increase in the average Brent price to $111.3/b from $79.5/b in 2010. In 2011, TOTAL’s average liquids price realization(1) increased by 38% to $105.0/b from $76.3/b in 2010, in line with the increase in the average Brent price of oil. TOTAL’s average natural gas price realization(1) increased by 27% to $6.53/MBtu in 2011 from $5.15/MBtu in 2010. The average euro-dollar exchange rate was 1.39 $/€ in 2011 compared to 1.33 $/€ in 2010.

In the Downstream segment, the Group’s European Refining Margin Indicator (ERMI) fell to $17.4/t in 2011 from $27.4/t in 2010. Despite the gradual reduction of refining capacity, the overcapacity that has existed in the European refining market since 2009 continued into 2011, due to low demand in Europe.

In the first half of 2011, the Chemicals segment enjoyed a globally favorable environment, which has since deteriorated. In the second half of the year, Petrochemicals and Specialty Chemicals saw their margins shrink due to the drop in demand caused by the economic slowdown.

Consolidated sales of TOTAL were €184.7 billion in 2011, an increase of 16% from €159.3 billion in 2010, as a result of an increase in non-Group sales in the Upstream, Downstream and Chemicals segments of 26%, 15% and 11%, respectively.

Net income (Group share) in 2011 increased by 16% to €12,276 million from €10,571 million in 2010, mainly due to the impact of the increase in hydrocarbon prices on the Upstream segment’s results. The after-tax inventory valuation effect (as defined below under “— Business

Segment Reporting”) had a positive impact on net income (Group share) of €834 million in 2011 and a positive impact of €748 million in 2010, in each case essentially due to the increase in oil prices. As from January 1, 2011, the Group accounts for changes in fair value of trading inventories and storage contracts (as defined below under “— Business Segment Reporting”). Changes in fair value of these items had a positive impact on net income (Group share) of €32 million in 2011. Special items had a negative impact on net income (Group share) of €14 million in 2011, comprised mainly of €1,014 million of impairments (essentially impairments on European refining and renewable energy assets) and €1,538 million of gains on asset sales. Special items had a negative impact on net income (Group share) of €384 million in 2010, comprised essentially of asset impairments that had a negative impact of €1,224 million (essentially impairments on European refining assets) and gains on asset sales that had a positive impact of €1,046 million. Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi as an equity affiliate, but treats such interest as a financial asset available for sale in the line “Other investments” of the balance sheet. In 2010, the Group’s share of adjustment items related to Sanofi had a negative impact on net income (Group share) of €81 million.

In 2011, income taxes amounted to €14,073 million, an increase of 38% compared to €10,228 in 2010, primarily as a result of the increase in taxable income. The increase in the effective tax rate from 49% in 2010 to 53% in 2011 was mainly due to an increase in the portion of the Group’s income before tax attributable to entities with a local tax rate much higher than the French tax rate (36.10%). The portion of the Upstream income before tax represented 89% in 2011, unchanged from 2010.

The Group did not buy back shares in 2011. The number of fully-diluted shares at December 31, 2011, was 2,263.8 million compared to 2,249.3 million at December 31, 2010.

Fully-diluted earnings per share, based on 2,257 million weighted-average shares, was €5.44 in 2011 compared to €4.71 in 2010, an increase of 15%.

(1)	Consolidated subsidiaries, excluding fixed margin and buyback contracts.

Group Results 2010 vs. 2009

In 2010, the oil and gas market environment was characterized by increased demand for oil and natural gas products. Crude oil prices were relatively stable during 2010, with an average Brent oil price of $79.5/b, an increase of 29% compared to $61.7/b in 2009. In 2010, TOTAL’s average liquids price realization increased 31% to $76.3/b from $58.1/b in 2009, in line with the increase in the average Brent price of oil. TOTAL’s average natural gas price realization(1) decreased to $5.15/MBtu in 2010 from $5.17/MBtu in 2009. The average euro-dollar exchange rate was 1.33 $/€ on average in 2010 compared to 1.39 $/€ in 2009.

Refining margins rebounded in 2010 from historically low levels in 2009. For the full year 2010, the Group’s ERMI was $27.4/t, an increase of 54% compared to $17.8/t in 2009.

For the full year 2010, the Chemicals segment benefited from a strong rebound in demand and margins in the Base Chemicals division’s market, as well as an increase in demand in the Specialties Chemicals division’s market.

Consolidated sales of TOTAL were €159.3 billion in 2010, an increase of 21% from €131.3 billion in 2009, as a result of an increase in non-Group sales in the Upstream, Downstream and Chemicals segments of 15%, 23% and 19%, respectively.

Reported net income (Group share) in 2010 increased by 25% to €10,571 million from €8,447 million in 2009, mainly due to the increase in hydrocarbon prices and production, as well as a rebound in the Chemicals segment. The after-tax impact of prices on inventory valuation accounted for in the Downstream and Chemicals segments had a positive impact on net income (Group share) of €748 million in 2010 and a positive impact of €1,533 million in 2009, in each case due to the increase in oil prices. For a discussion of the impact of prices on inventory valuation in the Downstream and Chemicals segments see “— Business Segment Reporting” below. Special items had a negative impact on net income (Group share) of €384 million in 2010, comprised essentially of asset impairments that had a negative impact of €1,224 million and gains on asset sales that had a positive impact of €1,046 million. Special items had a negative impact of €570 million in 2009. Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi as an equity affiliate, but treats such interest as a financial asset available for sale in the line “Other investments” of the balance sheet. The Group’s share of adjustment items related to Sanofi had a negative impact on net income (Group share) of €81 million in 2010 (six months) and a negative impact of €300 million in 2009 (full year).

In 2010, income taxes amounted to €10,228 million, an increase of 32% compared to €7,751 in 2009, primarily as a result of the increase in taxable income. The increase in the effective tax rate from 47% in 2009 to 49% in 2010 was mainly due to an increase in the portion of the Group income before tax attributable to entities with a local tax rate much higher than the French tax rate (34.43%). The portion of the Upstream income before tax represented 89% in 2010 compared with 82% in 2009, with a corresponding impact on the Group effective tax rate.

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

(1)	Consolidated subsidiaries, excluding fixed margin and buyback contracts.

with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

Until June 30, 2010, the Group also adjusted for its equity share of adjustment items related to Sanofi. As of July 1, 2010, Sanofi is no longer accounted for as an equity affiliate (but is instead treated as a financial asset available for sale in the line “Other investments” of the balance sheet).

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value as from January 1, 2011. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s audited consolidated financial statements, see Note 4 to the Consolidated Financial Statements.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above. For further discussion of the calculation of net operating income and the calculation of return on average capital employed (ROACE)(1), see Note 2 to the Consolidated Financial Statements.

Upstream results

(M€)	2011	2010	2009
Non-Group sales	23,298	18,527	16,072
Operating income(a)	22,444	17,450	12,858
Equity in income (loss) of affiliates and other items	1,596	1,533	846
Tax on net operating income	(13,506)	(10,131)	(7,486)
Net operating income(a)	10,534	8,852	6,218
Adjustments affecting net operating income	(129)	(255)	164
Adjusted net operating income(b)	10,405	8,597	6,382
Investments	21,689	13,208	9,855
Divestments	2,656	2,067	398

ROACE	20%	21%	18%

(a)	For the definition of operating income and net operating income, see Note 2 to the Consolidated Financial Statements.
(b)	Adjusted for special items. See Notes 2 and 4 to the Consolidated Financial Statements.

(1)	ROACE = adjusted net operating income divided by average capital employed.

2011 vs. 2010

Upstream segment sales (excluding sales to other segments) increased by 26% to €23,298 million in 2011 from €18,527 million in 2010, reflecting essentially the impact of higher hydrocarbon prices.

Oil and gas production averaged 2,346 kboe/d in 2011, compared to 2,378 kboe/d in 2010. This 1.3% decrease was due essentially to the result of normal decline, net of production ramp-ups on new projects (-1.5%), security conditions, mainly in Libya (-1.5%) and the price effect(1) (-2%), partially offset by changes in the portfolio (+2.5%; integrating the net share of Novatek production and the impact of the sale of interests in CEPSA) and the end of OPEC reductions (+1%).

Proved reserves based on SEC rules were 11,423 Mboe at December 31, 2011 (Brent at $110.96/b), compared to 10,695 Mboe at December 31, 2010 (Brent at $79.02/b). Based on the 2011 average rate of production, reserve life is thirteen years.

See “Item 4. Information on the Company — Exploration & Production — Reserves” for a discussion of proved reserves and “Supplemental Oil and Gas Information (Unaudited)” contained elsewhere herein for additional information on proved reserves, including tables showing changes in proved reserves by region.

Upstream net operating income in 2011 amounted to €10,534 million (for 2010, €8,852 million) from operating income of €22,444 million (for 2010, €17,450 million), with the difference between net operating income and operating income resulting primarily from taxes on net operating income of €13,506 million (for 2010, €10,131 million), partially offset by income from equity affiliates and other items of €1,596 million (for 2010, €1,533 million). The increase in net operating income in 2011 compared to 2010 was due primarily to the impact of higher hydrocarbon prices.

Adjusted net operating income for the Upstream segment was €10,405 million in 2011 compared to €8,597 million in 2010, an increase of 21%, essentially due to the impact of higher hydrocarbon prices partially offset by the impact of the mix effect, changes in foreign exchange rates and increased costs, exploration expenses and taxes. Technical costs for consolidated subsidiaries, in accordance with ASC 932(2) were $18.9/boe(3) in 2011, compared to $16.6/boe in 2010, mainly due to depreciation, depletion and amortization (DD&A) charges related notably to the start-up of new projects and increased operating expenses per barrel.

Adjusted net operating income for the Upstream segment excludes special items. In 2011, the exclusion of special items had a negative impact of €129 million on adjusted net operating income for the Upstream segment and a negative impact of €255 million in 2010, in both cases comprised principally of capital gains on asset sales partially offset by asset impairments.

The Upstream segment’s total capital expenditures increased by 64% to €21,689 million in 2011 from €13,208 million in 2010. Capital expenditures excluding acquisitions in 2011 mainly included projects in the following countries: Angola, Nigeria, Norway, Australia, Kazakhstan, the United Kingdom, Canada, Indonesia, Gabon, the Republic of the Congo and the United States.

ROACE for the Upstream segment decreased to 20% in 2011 from 21% in 2010. The decrease was mainly due to the increase in capital employed in 2011.

2010 vs. 2009

Upstream segment sales (excluding sales to other segments) increased by 15% to €18,527 million in 2010 from €16,072 million in 2009, reflecting essentially the impact of higher hydrocarbon prices and production growth.

Oil and gas production averaged 2,378 kboe/d in 2010, compared to 2,281 kboe/d in 2009. This 4.3% increase was essentially the result of production ramp-ups on new projects, net of the normal decline, and a lower level of turnarounds (+3%), changes in the portfolio (+2%), lower OPEC reductions and an increase in gas demand (+1.5%) and improved security conditions in Nigeria (+1%), partially offset by the price effect (-3%).

Proved reserves based on SEC rules were 10,695 Mboe at December 31, 2010 (Brent at $79.02/b), compared to 10,483 Mboe at December 31, 2009 (Brent at $59.91/b). At the 2010 average rate of production, reserve life was more than twelve years.

See “Item 4. Information on the Company — Exploration & Production — Reserves” for a discussion of proved reserves and “Supplemental Oil and Gas Information (Unaudited)” contained elsewhere herein for additional information on proved reserves, including tables showing changes in proved reserves by region.

(1)	The “price effect” refers to the impact of hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.
(2)	Accounting Standards Codification Topic 932, Extractive industries — Oil and Gas.
(3)	Excluding IAS 36 (impairment of assets).

Upstream net operating income in 2010 amounted to €8,852 million (for 2009, €6,218 million) from operating income of €17,450 million (for 2009, €12,858 million), with the difference between net operating income and operating income resulting primarily from taxes on net operating income of €10,131 million (for 2009, €7,486 million), partially offset by income from equity affiliates and other items of €1,533 million (for 2009, €846 million). The increase in net operating income in 2010 compared to 2009 was due primarily to the impact of higher hydrocarbon prices and production growth.

Over the full year 2010, adjusted net operating income for the Upstream segment was €8,597 million compared to €6,382 million in 2009, an increase of 35%, essentially due to hydrocarbon prices (+€2.3 billion). Technical costs for consolidated subsidiaries, in accordance with ASC 932 were $16.6/boe in 2010, compared to $15.4/boe in 2009, mainly due to depreciation, depletion and amortization (DD&A) charges related notably to the start-up of new projects and increased operating expenses per barrel.

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

Downstream results

(M€)	2011	2010	2009
Non-Group sales	141,907	123,245	100,518
Operating income(a)	1,694	982	2,237
Equity in income (loss) of affiliates and other items	401	141	169
Tax on net operating income	(409)	(201)	(633)
Net operating income(a)	1,686	922	1,773
Adjustments affecting net operating income	(603)	246	(820)
Adjusted net operating income(b)	1,083	1,168	953
Investments	1,870	2,343	2,771
Divestments	3,235	499	133

ROACE	7%	8%	7%

(a)	For the definition of operating income and net operating income, see Note 2 to the Consolidated Financial Statements.
(b)	Adjusted for special items and the inventory valuation effect. See Notes 2 and 4 to the Consolidated Financial Statements.

2011 vs. 2010

For the full year 2011, the Group’s European Refining Margin Indicator (ERMI) was $17.4/t, a decrease of 36% compared to 2010.

Downstream segment sales (excluding sales to other segments) were €141,907 million in 2011 compared to €123,245 million in 2010, an increase of 15% essentially due to the impact of higher hydrocarbon prices.

Refined product sales (including trading operations) were 3,639 kb/d in 2011, a decrease of 4% compared to 3,776 kb/d in 2010. Refinery throughput in 2011 was 1,863 kb/d, a 7% decrease compared to 2,009 kb/d in 2010 essentially due to the sale of the Group’s interest in CEPSA and a higher level of major turnarounds than in

2010. In 2011, major turnarounds took place in the Antwerp, Grandpuits, Leuna, Lindsey and Port Arthur refineries. For the full year 2011, the refinery utilization rate based on crude throughput was 78% (83% for crude and other feedstock) compared to 73% in 2010 (77% for crude and other feedstock). In 2010, the utilization rate was impacted by the shutdown of the Dunkirk refinery and a distillation unit at the Normandy refinery as well as impacts from strikes in France.

In 2011, Downstream net operating income increased to €1,686 million (for 2010, €922 million) from operating income of €1,694 million (for 2010, €982 million), with the difference between net operating income and operating income resulting primarily from taxes on net operating income of €409 million (for 2010, €201 million), partially offset by income from equity affiliates and other items of €401 million (for 2010, €141 million). The increase in net operating income in 2011 compared to 2010 was due primarily to the impact of higher hydrocarbon prices, gains on asset sales and lower impairment charges.

The Downstream segment’s adjusted net operating income in 2011 was €1,083 million compared to €1,168 million in 2010. The decrease was essentially due to the negative impact of the deterioration in refining margins in 2011.

Adjusted net operating income for the Downstream segment excludes any after-tax inventory valuation effect and special items. The adjustment for the inventory valuation effect had a negative impact on Downstream adjusted net operating income in 2011 of €859 million compared to a negative impact of €640 million in 2010. The exclusion of special items (comprised essentially of impairments on European refining assets (as described below), partially offset by gains on asset sales) in 2011 had a positive impact of €256 million on adjusted net operating income. In 2010, the exclusion of special items (comprised essentially of impairments on European refining assets partially offset by gains on asset sales) had a positive impact of €886 million on adjusted net operating income.

The persistence of an unfavorable economic environment for refining, affecting Europe in particular, led the Group to recognize an impairment in the Downstream segment on European refining assets in the third and fourth quarters of 2011 in the amount of €700 million in operating income and €478 million in net income. These elements have been treated as adjustment items.

Investments by the Downstream segment were €1,870 million in 2011, a decrease of 20% compared to €2,343 million in 2010. Divestments by the Downstream segment were €3,235 million in 2011, comprised essentially of the Group’s stake in CEPSA and certain distribution activities in the United Kingdom, compared to €499 million in 2010.

ROACE for the Downstream segment was 7% in 2011 compared to 8% in 2010.

2010 vs. 2009

For the full year 2010, the Group’s ERMI was $27.4/t, an increase of 54% compared to 2009.

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

In 2010, Downstream net operating income decreased to €922 million (for 2009, €1,773 million) from operating income of €982 million (for 2009, €2,237 million), with the difference between net operating income and operating income resulting primarily from taxes on net operating income of €201 million (for 2009, €633 million), partially offset by income from equity affiliates and other items of €141 million (for 2009, €169 million). The decrease in net operating income in 2010 compared to 2009 was due primarily to the impairment charge for French and UK refining assets referred to below.

The Downstream segment’s adjusted net operating income in 2010 was €1,168 million compared to €953 million in 2009. The increase was essentially due to the positive impact of the refining margin improvement, which was partially offset by lower throughput and reliability of the Group’s refineries in 2010 and less favorable conditions for supply optimization.

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

Investments by the Downstream segment were €2,343 million in 2010, compared to €2,771 million in 2009.

ROACE for the Downstream segment was 8% in 2010 compared to 7% in 2009.

Chemicals results

(M€)	2011	2010	2009
Non-Group sales	19,477	17,490	14,726
Operating income(a)	658	964	553
Equity in income (loss) of affiliates and other items	471	215	(58)
Tax on net operating income	(225)	(267)	(92)
Net operating income(a)	904	912	403
Adjustments affecting net operating income	(129)	(55)	(131)
Adjusted net operating income(b)	775	857	272
Investments	847	641	631
Divestments	1,164	347	47

ROACE	10%	12%	4%

(a)	For the definition of operating income and net operating income, see Note 2 to the Consolidated Financial Statements.
(b)	Adjusted for special items and the inventory valuation effect. See Notes 2 and 4 to the Consolidated Financial Statements.

2011 vs. 2010

For the full year 2011, Chemicals segment sales, excluding intra-Group sales, were €19,477 million, an increase of 11% compared to €17,490 million for 2010, reflecting essentially the globally favorable environment in the first half 2011, which has since deteriorated.

In 2011, net operating income for the Chemicals segment was €904 million (for 2010, €912 million) from an operating income of €658 million (for 2010, €964 million), with the difference between net operating income and operating income resulting primarily from income from equity affiliates and other items of €471 million (for 2010, income of €215 million) offset by taxes on net operating income of €225 million (for 2010, a tax loss of €267 million). The decrease in 2011 in net operating income compared to 2010 was due primarily to the sale of the Group’s stake in CEPSA and a portion of the Resins activities.

The adjusted net operating income for the Chemicals segment in 2011 was €775 million compared to €857 million in 2010, due essentially to the impact of the sale of the Group’s interest in CEPSA and a portion of the Resins activities. The adjusted net operating income for the Base Chemicals division decreased from €393 million in 2010 to €373 million in 2011. Globally, for the full-year 2011, the Base Chemicals division benefited from ramp-ups in its activities in Qatar and South Korea, but suffered from deteriorating margins in the second half of the year in Europe and in the United States. The Specialty Chemicals division, excluding the effect of changes in the portfolio, maintained results at a level close to the 2010 level, with an adjusted net operating income in 2011 of €426 million compared to €475 million in 2010.

Adjusted net operating income for the Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on Chemicals adjusted net operating income of €10 million in 2011, compared to a negative impact of €113 million in 2010. In 2011, the exclusion of special items had a negative impact on Chemicals adjusted net operating income of €119 million, where special items consisted essentially of gains on asset sales. In 2010, the exclusion of special items had a positive impact on Chemicals adjusted net operating income of €58 million.

Investments by the Chemicals segment increased 32% to €847 million in 2011 compared to €641 million in 2010. Divestments by the Chemicals segment were €1,164 million in 2011, comprised essentially of the sale of the Group’s stake in CEPSA and certain Resins activities, compared to €347 million in 2010.

ROACE for the Chemicals segment was 10% in 2011 compared to 12% in 2010, due essentially to a decrease in adjusted net operating income in 2011 compared to 2010.

2010 vs. 2009

For the full year 2010, Chemicals segment sales, excluding intra-Group sales, were €17,490 million, an increase of 19% compared to 2009.

In 2010, net operating income for the Chemicals segment was €912 million (for 2009, €403 million) from an operating income of €964 million (for 2009, €553 million), with the difference between net operating income and operating income resulting primarily from income from equity affiliates and other items of €215 million (for 2009, a loss of €58 million) offset by a loss from taxes on net operating income of €267 million (for 2009, a tax loss of €92 million).

The adjusted net operating income for the Chemicals segment in 2010 was €857 million compared to €272 million in 2009. The adjusted net operating income for the Base Chemicals division increased by €377 million from 2009 to 2010, due to an improved environment and the ramp-up of new production units in Qatar. In 2010, the Specialties Chemicals division benefited from strong operational performance and good positioning in growth markets.

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

Investments by the Chemicals segment increased to €641 million in 2010 compared to €631 million in 2009.

ROACE for the Chemicals segment was 12% in 2010 compared to 4% in 2009 due principally to the significant increase in adjusted net operating income.

LIQUIDITY AND CAPITAL RESOURCES

(M€)	2011	2010	2009
Cash flow from operating activities	19,536	18,493	12,360
Including (increase) decrease in working capital	(1,739)	(496)	(3,316)
Cash flow used in investing activities	(15,963)	(11,957)	(10,268)
Total expenditures	(24,541)	(16,273)	(13,349)
Total divestments	8,578	4,316	3,081
Cash flow used in financing activities	(4,309)	(3,348)	(2,868)
Net increase (decrease) in cash and cash equivalents	(736)	3,188	(776)
Effect of exchange rates	272	(361)	117
Cash and cash equivalents at the beginning of the period	14,489	11,662	12,321
Cash and cash equivalents at the end of the period	14,025	14,489	11,662

TOTAL’s cash requirements for working capital, capital expenditures, acquisitions and dividend payments over the past three years were financed primarily by a combination of funds generated from operations, borrowings and divestments of non-core assets. In the current environment, TOTAL expects its external debt to be principally financed from the international debt capital markets. The Group continually monitors the balance between cash flow from operating activities and net expenditures. In the Company’s opinion, its working capital is sufficient for its present requirements.

Capital expenditures

The largest part of TOTAL’s capital expenditures in 2011 was made up of additions to intangible assets and property, plant and equipment (approximately 73%), with the remainder attributable to equity-method affiliates and to acquisitions of subsidiaries. In the Upstream segment, as described in more detail under “Supplemental Oil and Gas Information (Unaudited) — Costs incurred in oil and gas property acquisition, exploration and development activities”, capital expenditures in 2011 were principally development costs (approximately 50%, mainly for construction of new production facilities), exploration expenditures (successful or unsuccessful, approximately 5%) and acquisitions of proved and unproved properties (approximately 40%). In the Downstream segment, about 55% of capital expenditures in 2011 were related to refining activities (essentially 70% for existing units including maintenance and major turnarounds and 30% for new construction), the balance being related to marketing/retail activities and information systems. In the Chemicals segment, capital expenditures related to all activities in 2011 and were split between Base Chemicals (approximately 60%) and Specialties Chemicals (approximately 40%). For information on expenditures by business segment, please refer to the discussion of TOTAL’s results for each segment above.

Cash flow

Cash flow from operating activities was €19,536 million in 2011 compared to €18,493 million in 2010 and €12,360 million in 2009. The €1,043 million increase in cash flow from operating activities from 2010 to 2011 was due in part to higher net income (Group share), which increased by €1,705 million over the same period. The cash flow from operating activities was also affected by the effect of changes in oil and oil product prices on the Group’s working capital requirement. As IFRS rules require TOTAL to account for inventories of petroleum products according to the FIFO method, an increase in oil and oil product prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements. In 2011, the Group’s working capital requirement increased by €1,739 million, due primarily to the increase in oil and oil products prices over the course of the year. In 2010, the increase was of €496 million.

Cash flow used in investing activities was €15,963 million in 2011 compared to €11,957 million in 2010 and €10,268 million in 2009. The increase from 2010 to 2011 was due essentially to the higher level of acquisitions made in 2011 as well as to the larger portfolio of upstream projects that were under development in 2011.

Total expenditures were €24,541 million in 2011, up 51% from €16,273 million in 2010, after having increased 22% from €13,349 million in 2009. During 2011, 88% of the expenditures were made by the Upstream segment (as compared to 81% in 2010 and 74% in 2009), 8% by the Downstream segment (as compared to 14% in 2010 and 21% in 2009) and 3% by the Chemicals segment (as compared to 4% in 2010 and 5% in 2009). The main source of funding for these expenditures has been cash from operating activities. For additional information on expenditures, please refer to the discussions in “— Overview” and “— Results 2009-2011”.

Divestments, based on selling price and net of cash sold, were €8,578 million in 2011, compared to €4,316 million in 2010 and €3,081 million in 2009. In 2011, the Group’s principal divestments were asset sales of €7,705 million, consisting mainly of the Group’s interests in CEPSA, of its Marketing assets in the United Kingdom, of its photocure and coatings resins businesses, of its interests in Total E&P Cameroun and of Sanofi shares. In 2010, the Group’s principal divestments were asset sales of €3,452 million, consisting mainly of Sanofi shares and the Group’s interests in the Valhall/Hod fields in Norway and in Block 31 in Angola. In 2009, the Group’s principal divestments were asset sales of €2,663 million, consisting mainly of Sanofi shares.

Cash flow used in financing activities was €4,309 million in 2011, compared to €3,348 million in 2010 and €2,868 million in 2009. The increase in cash flow used in financing activities in 2011 compared to 2010 was due primarily to a higher decrease in current borrowings (€(3,870) million in 2011 compared to €(731) million in 2010), partly offset by a higher issuance of non-current financial debt (€4,069 million in 2011 compared to €3,789 million in 2010) and an increase in current financial assets and liabilities (€896 million in 2011 compared to €(817) million in 2010).

Indebtedness

TOTAL’s non-current financial debt was €22,557 million at year-end 2011 compared to €20,783 million at year-end 2010 and €19,437 million at year-end 2009. For further information on the Company’s level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see Note 20 to the Consolidated Financial Statements. For further information on the Company’s treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Cash and cash equivalents were €14,025 million at year-end 2011 compared to €14,489 million at year-end 2010 and €11,662 million at year-end 2009.

Shareholders’ equity

Shareholders’ equity was €69,389 million at December 31, 2011, compared to €61,271 million at year-end 2010 and €53,539 million at year-end 2009. Changes in shareholders’ equity in 2011 were primarily due to the addition of net income and translation adjustments, which were only partially offset by the payment of dividends. Changes in shareholders’ equity in 2010 were primarily due to the addition of net income and translation adjustments, which were only partially offset by the payment of dividends. Changes in shareholders’ equity in 2009 were primarily due to the addition of net income, which was only partially offset by the payment of dividends and translation adjustments. TOTAL did not repurchase any of its own shares during the years 2009, 2010 and 2011.

Net-debt-to-equity

As of December 31, 2011, TOTAL’s net-debt-to-equity ratio, which is net debt (i.e., the sum of current borrowings, other current financial liabilities and non-current financial debt, net of current financial assets, hedging instruments on non-current financial debt and cash and cash equivalents) divided by the sum of shareholders’ equity and non-controlling interests after expected dividends payable, was 23%, compared to 22% and 27% at year-ends 2010 and 2009, respectively. Over the 2009-2011 period, TOTAL used its net cash flow (cash flow from operating activities less investments plus divestments) to maintain this ratio generally in its targeted range of around 25% to 30%, primarily by managing net debt, while net income increased shareholders’ equity and dividends paid throughout the period decreased shareholders’ equity. As of December 31, 2011, TOTAL S.A. had $10,139 million of long-term confirmed lines of credit, of which $10,096 million were unused.

In 2012, based on the Group’s capital expenditures budget and after payment of dividends, the Company expects to maintain its net debt-to-equity ratio in the target range of around 20% to 30% in a $100 per barrel market environment. For information on the Group’s capital expenditures budget, please refer to the discussion in “— Overview”.

GUARANTEES AND OTHER OFF-BALANCE SHEET ARRANGEMENTS

As part of certain project financing arrangements, Total S.A. provided in 2008 guarantees in connection with the financing of the Yemen LNG project for an amount of €1,208 million, presented under “Guarantees given against borrowings” in Note 23 to the Consolidated Financial Statements. In turn, certain partners involved in this project have given commitments that could, in the case of Total S.A.’s guarantees being called for the maximum amount, reduce the Group’s exposure by up to €404 million, recorded under “Other commitments received” in the same Note. “Guarantees given against borrowings” also include the guarantees provided in 2010 by Total S.A. in connection with the financing of the Jubail project (operated by SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP)) of up to €2,463 million, proportional to TOTAL’s share in the project (37.5%). In addition, Total S.A. provided in 2010 a guarantee in favor of its partner in the Jubail project (Saudi Arabian Oil Company) with respect to Total Refining Saudi Arabia SAS’s obligations under the shareholders agreement with respect to SATORP. As of December 31, 2011, this guarantee is of up to €1,095 million and has been presented under “Other operating commitments” in Note 23 to the Consolidated Financial Statements. These guarantees and other information on the Company’s commitments and contingencies are presented in Note 23 to the Consolidated Financial Statements. The Group does not currently consider that these guarantees, or any other off-balance sheet arrangements of Total S.A. nor any other members of the Group, have or are reasonably likely to have, currently or in the future, a material effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

Payment due by period (M€)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Non-current debt obligations(a)	—	8,052	5,069	7,308	20,429
Current portion of non-current debt obligations(b)	3,488	—	—	—	3,488
Finance lease obligations(c)	25	70	64	18	177
Asset retirement obligations(d)	272	469	335	5,808	6,884
Operating lease obligations(c)	762	968	651	940	3,321
Purchase obligations(e)	11,049	11,058	9,476	45,770	77,353
Total	15,596	20,617	15,595	59,844	111,652

(a)	Non-current debt obligations are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet. The figure in this table is net of the non-current portion of issue swaps and swaps hedging bonds, and excludes non-current finance lease obligations of €152 million.
(b)	The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the balance sheet. The figure in this table is net of the current portion of issue swaps and swaps hedging bonds and excludes the current portion of finance lease obligations of €25 million.
(c)	Finance lease obligations and operating lease obligations: the Group leases real estate, retail stations, ships, and other equipment through non-cancelable capital and operating leases. These amounts represent the future minimum lease payments on non-cancelable leases to which the Group is committed as of December 31, 2011, less the financial expense due on finance lease obligations for €31 million.
(d)	The discounted present value of Upstream asset retirement obligations, primarily asset removal costs at the completion date.
(e)	Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on TOTAL and specify all significant terms, including the amount and the timing of the payments. These obligations mainly include: hydrocarbon unconditional purchase contracts (except where an active, highly liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase), reservation of transport capacities in pipelines, unconditional exploration works and development works in Upstream, and contracts for capital investment projects in Downstream. This disclosure does not include contractual exploration obligations with host states where a monetary value is not attributed and purchases of booking capacities in pipelines where the Group has a participation superior to the capacity used.

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

RESEARCH AND DEVELOPMENT

In 2011, Research & Development (R&D) expenses amounted to €776 million, compared to €715 million in 2010 and €650 million in 2009. The process initiated in 2004 to increase R&D budgets continued in 2011. In addition, the Group set up in 2009 a structure to contribute to the development of start-ups that specialize in innovative energy technologies.

In 2011, 3,946 employees were dedicated to R&D, compared to 4,087 in 2010 and 4,016 in 2009. The reduction in 2011 can be explained, in particular, by the sale of part of the Specialty Chemicals’ Resins activity.

There are six major R&D focuses at TOTAL:

•	developing knowledge, tools and technological mastery to discover and profitably operate complex oil and gas resources to help meet the global demand for energy;
•	developing and industrializing solar, biomass and carbon capture and storage technologies to help prepare for future energy needs;
•

developing practical, innovative and competitive materials that meet customers’ specific needs, contribute to the emergence of new features and systems, enable current materials to be replaced by materials showing higher performance for users, and address the challenges of improved energy efficiency, lower environmental impact and toxicity, better management of their life cycle and waste recovery;

•

developing, industrializing and improving first-level competitive processes for the conversion of oil, coal and biomass resources to adapt to changes in resources and markets, improve reliability and safety, achieve better energy efficiency, reduce the environmental footprint and maintain the Group’s economic margins in the long term;
•

understanding and measuring the impacts of the Group’s operations and products on ecosystems (water, soil, air, biodiversity) to improve environmental safety, in conformity with existing regulation, and reduce the Group’s environmental footprint to achieve sustainability in its operations; and

•

mastering and using innovative technologies such as biotechnologies, materials sciences, nanotechnologies, high-performance computing, information and communications technologies and new analytic techniques.

The Group intends to increase R&D in all of its business units through cross-functional themes and technologies. Attention is paid to synergies of R&D efforts between business units.

The Group has twenty-two R&D sites worldwide and has developed approximately 600 partnerships with other industrial groups and academic or highly specialized research institutes. TOTAL also has a permanently renewed network of scientific advisors worldwide that monitor and advise on matters of interest to the Group’s R&D activities. Long-term partnerships with universities and academic laboratories deemed strategic in Europe, the United States, Japan and China, as well as innovative small businesses, are part of the Group’s approach.

Each business unit is actively developing its intellectual property policy in order to protect its innovations, to permit its activity to develop without constraints and to facilite its partnerships. In 2011, more than 250 new patent applications were issued by the Group.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Composition of the Board of Directors

Directors are appointed by the shareholders for a 3-year term (Article 11 of the Company’s by-laws).

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

As of December 31, 2011, the Board of Directors had fifteen members, including one director appointed by the shareholders to represent employee shareholders. Twelve of the members of the Board were independent.

The following individuals were members of the Board of Directors of TOTAL S.A. (information as of December 31, 2011(1)):

Christophe de Margerie

Born on August 6, 1951 (French).

Mr. de Margerie joined the Group after graduating from the École Supérieure de Commerce in Paris in 1974. He served in several positions in the Group’s Finance Department and Exploration & Production division. In 1995, he was appointed President of Total Middle East. In May 1999, he joined the Executive Committee as President of the Exploration & Production division. He then became Senior Executive Vice President of Exploration & Production of the new TotalFinaElf group in 2000. In January 2002, he became President of the Exploration & Production division of TOTAL. He was appointed a member of the Board of Directors by the Shareholders’ Meeting held on May 12, 2006 and became Chief

Executive Officer of TOTAL on February 14, 2007. On May 21, 2010, he was appointed Chairman and Chief Executive Officer of TOTAL.

Director of TOTAL S.A. since 2006 — Last renewal: May 15, 2009 until 2012.

Chairman of the Strategic Committee.

Holds 105,556 TOTAL shares and 53,869 shares of the “TOTAL ACTIONNARIAT FRANCE” collective investment fund.

Principal other directorships

•	Member of the Supervisory Board of Vivendi*
•	Manager of CDM Patrimonial SARL

Thierry Desmarest

Born on December 18, 1945 (French).

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

Director of TOTAL S.A. since 1995 — Last renewal: May 21, 2010 until 2013.

Chairman of the Nominating & Governance Committee, member of the Compensation Committee and the Strategic Committee.

Holds 186,576 shares in full and 144,000 shares by usufruct.

Principal other directorships

•	Director of Sanofi*(2)
•	Director of Air Liquide*
•	Director of Renault S.A.*
•	Director of Renault S.A.S.
•	Director of Bombardier Inc. (Canada)*

(1)	As of May 13, 2011, the directorships of Bertrand Jacquillat and Lord Levene of Portsoken expired.
(2)	Non-consolidated company which was removed from the Company’s scope of consolidation on July 1, 2010.
*	Company names marked with an asterisk are publicly listed companies.
Underlined	companies are companies excluded from the group in which the director has his or her main duties.

Patrick Artus

Born on October 14, 1951 (French).

Independent director.

A graduate from the École Polytechnique, the École Nationale de la Statistique et de l’Administration de l’Économie (ENSAE) and the Institut d’Études Politiques de Paris, Mr. Artus began his career at the INSEE (French National Institute for Statistics and Economic Studies) where his work included economic forecasting and modeling. He then worked at the Economics Department of the OECD (1980), later becoming the Head of Research at the ENSAE from 1982 to 1985. He was scientific adviser at the research department of the Banque de France, before joining the Natixis Group as the head of the research department. He is an associate professor at the University of Paris I, Sorbonne. He is also a member of the council of economic advisors to the French Prime Minister and of the Cercle des Economistes.

Director of TOTAL S.A. since May 15, 2009 and until 2012.

Member of the Compensation Committee.

Holds 1,000 shares.

Principal other directorships

•	Director of IPSOS

Patricia Barbizet

Born on April 17, 1955 (French).

Independent director.

A graduate of the École Supérieure de Commerce of Paris in 1976, Ms. Barbizet started her career in the Renault Group as the Treasurer of Renault Véhicules Industriels and Chief Financial Officer of Renault Crédit International. She joined the Pinault group in 1989 as the Chief Financial Officer. In 1992, she became the Chief Executive Officer of Financière Pinault. She was the President of the Supervisory Board of the Pinault Printemps Redoute group until May 2005 and became Vice-President of the Board of Directors of PPR in May 2005. Patricia Barbizet is also a member of the Board of Directors of TOTAL, TF1, Air France-KLM and Fonds stratégique d’investissement.

Director of TOTAL S.A. since 2008 — Last renewal: May 13, 2011 and until 2014.

Chairperson of the Audit Committee and member of the Strategic Committee.

Holds 1,000 shares.

Principal other directorships

•	Vice Chairman of PPR* Board
•	Chief Executive Officer and Director of Artémis
•	Chief Executive Officer (non-Director) of Financière Pinault
•	Director and Deputy Chief Executive Officer of Société Nouvelle du Théâtre Marigny
•	Permanent representative of Artémis at the Board of Directors of Agefi
•	Permanent representative of Artémis at the Board of Directors of Sebdo le Point
•	Member of the Management Board of Château Latour (SCI)
•	Chief Member of the Supervisory Board of Yves Saint Laurent
•	Administratore Delagato and administratore of Palazzo Grazzi
•	Non-executive Director of Tawa Plc*
•	Chairman of the Board of Directors of Christie’s International Plc
•	Board member of Gucci Group N.V.
•	Director of Air France-KLM*
•	Director of Bouygues*
•	Director of TF1*
•	Director Fonds stratégique d’investissement (French government sovereign fund)

*	Company names marked with an asterisk are publicly listed companies.
Underlined	companies are companies excluded from the group in which the director has his or her main duties.

Daniel Bouton

Born on April 10, 1950 (French).

Independent director.

Inspector General of Finance, Mr. Bouton has held various positions within the French Ministry of Economy. He served as Budget Director at the Ministry of Finance from 1988 to 1990. He joined Société Générale in 1991, where he was appointed Chief Executive Officer in 1993, then Chairman and Chief Executive Officer in November 1997. He served as Chairman of the Société Générale group until May 12, 2008 and has been the Honorary Chairman since May 6, 2009.

Director of TOTAL S.A. since 1997 — Last renewal: May 15, 2009 until 2012.

Holds 3,200 shares.

Principal other directorships

•	Director of Veolia Environnement*

Gunnar Brock

Born on April 12, 1950 (Swedish).

Independent director.

Graduated from the Stockholm School of Economics with an MBA grade in Economics and Business Administration, Mr. Brock held various international positions at Tetra Pak. He served as Chief Executive Officer of Alfa Laval from 1992 to 1994 and as Chief Executive Officer of Tetra Pak from 1994 to 2000. After serving as Chief Executive Officer of Thule International, he was appointed Chief Executive Officer of Atlas Copco AB from 2002 to 2009. He is currently Chairman of the Board of Stora Enso Oy. Mr. Brock is also a member of the Royal Swedish

Academy of Engineering Sciences and of the Board of Directors of the Stockholm School of Economics.

Director of TOTAL S.A. since May 21, 2010 and until 2013.

Member of the Strategic Committee.

Holds 1,000 shares.

Principal other directorships

•	Chairman of the Board of Stora Enso Oy
•	Chairman of the Board of Mölnlycke Health Care Group
•	Member of the Board of Investor AB
•	Chairman of the Board of Rolling Optics
•	Member of the Board of Stena AB*

Claude Clément

Born on November 17, 1956 (French).

Mr. Clément joined the Group in February 1977 and started his career at Compagnie Française de Raffinage, which offered him professional training. He held various positions at the Refining Manufacturing Department in French and African refineries (Gabon, Cameroon). He is currently Manager of the Refining Manufacturing Methods at the Refining Manufacturing Division. Mr. Clément has been an elected member of the Supervisory Board of the “TOTAL ACTIONNARIAT FRANCE” collective investment fund since 2009, an elected member of the Supervisor Board of the “TOTAL ACTIONS EUROPÉENNES”, “TOTAL DIVERSIFIE A DOMINANTE ACTIONS” and “TOTAL ÉPARGNE SOLIDAIRE” collective investment funds since 2010 and an elected member of the Supervisor Board of the “TOTAL DIVERSIFIÉ A DOMINANTE OBLIGATIONS”, “TOTAL MONETAIRE” and “TOTAL OBLIGATIONS” collective investment funds since 2010.

Director of TOTAL S.A. since May 21, 2010 and until 2013.

Holds 820 TOTAL shares and 3,442 shares of the “TOTAL ACTIONNARIAT FRANCE” collective investment fund.

*	Company names marked with an asterisk are publicly listed companies.
Underlined	companies are companies excluded from the group in which the director has his or her main duties.

Marie-Christine Coisne-Roquette

Born on November 4, 1956 (French).

Independent director.

A graduate of the University of Paris X Nanterre (law and English) and admitted to the Paris and New York Bar Associations in 1980, Ms. Coisne-Roquette worked as an attorney in Paris and New York until 1988, when she joined the family-owned Sonepar group. From 1988 to 1998, while also serving as Chief Executive Officer of the family-owned Colam Entreprendre holding company, she held several consecutive operational directorships at Sonepar S.A., where she was appointed Chairman of the Board in 1998. She has served as Chairman and Chief Executive Officer of Sonepar since 2002. A member of the Executive Board of MEDEF since 2000, Ms. Coisne-Roquette has chaired that organization’s Tax Commission since 2005.

Director of TOTAL S.A. since May 13, 2011 and until 2014.

Member of the Audit Committee since May 13, 2011.

Holds 1,130 shares.

Principal other directorships

•	Chairperson and Chief Executive Officer of Sonepar S.A.
•	Chairman and Chief Executive Officer of Colam Entreprendre
•	Director of Hagemeyer Canada, Inc.
•	President of the Supervisory Board of OTRA N.V.
•	Director of Sonepar Canada, Inc.
•	President of the Supervisory Board of Sonepar Deutschland GmbH
•	Director of de Sonepar Ibérica
•	Director of de Sonepar Italia Holding
•	Chairperson of the Board of Directors of Sonepar Mexico
•	Member of the Supervisory Board of Sonepar Nederland B.V.
•	Director of Sonepar USA Holdings, Inc.
•	Director of Feljas and Masson SAS
•	Permanent representative of Colam Entreprendre, member of the Board of Directors at Cabus & Raulot (S.A.S.)
•	Permanent representative of Colam Entreprendre and Sonepar, co-administrators of Sonedis (société civile)
•	Permanent representative of Sonepar, Director of Sonepar France
•	Permanent representative of Sonepar, President of Sonepar International (S.A.S.)
•	Permanent representative of Colam Entreprendre, Director of Sovemarco Europe (S.A.)
•	Co-manager of Développement Mobilier & Industriel (D.M.I.) (société civile)
•	Manager of Ker Coro (société civile immobilière)

Bertrand Collomb

Born on August 14, 1942 (French).

Independent director.

A graduate of the École Polytechnique and a member of France’s engineering Corps des Mines, Mr. Collomb held a number of positions within the Ministry of Industry and other cabinet positions from 1966 to 1975. He joined the Lafarge group in 1975, where he served in various management positions. He served as Chairman and Chief Executive Officer of Lafarge from 1989 to 2003, then as Chairman of the Lafarge Board of Directors from 2003 to 2007, and has been the Honorary Chairman since 2007.

He is also Chairman of the Institut des Hautes Études pour la Science et la Technologie (IHEST) and a Board member of the Institut Européen de la Technologie.

Director of TOTAL S.A. since 2000 — Last renewal: May 15, 2009 until 2012.

Member of the Compensation Committee and the Nominating & Governance Committee.

Holds 4,712 shares.

Principal other directorships

•	Director of Lafarge*
•	Director of DuPont* (United States)
•	Director of Atco* (Canada)

*	Company names marked with an asterisk are publicly listed companies.
Underlined	companies are companies excluded from the group in which the director has his or her main duties.

Paul Desmarais Jr.(1)

Born on July 3, 1954 (Canadian).

Independent director.

A graduate of McGill University in Montreal and INSEAD in Fontainebleau, Mr. Desmarais was elected Vice Chairman (1984) then Chairman of the Board (1990) of Corporation

Financière Power, a company he helped to found. Since 1996, he has served as Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada.

Director of TOTAL S.A. since 2002 — Last renewal: May 13, 2011 until 2014.

Holds 2,000 ADRs (corresponding to 2,000 shares).

Principal other directorships

•	Chairman of the Board, Co-Chief Executive Officer and Member of the Executive Committee of Power Corporation of Canada*
•	Co-Chairman of the Board and member of the Executive Committee of Corporation Financière Power* (Canada)
•	Vice Chairman and Acting Managing Director of Pargesa Holding S.A.* (Switzerland)
•	Director and member of the Executive Committee of La Great-West Compagnie d’assurance-vie (Canada)
•	Director and member of the Executive Committee of First Great-West Life & Annuity Insurance Company (United States)
•	Director and member of the Executive Committee of Great-West Lifeco Inc.* (Canada)
•	Director of Great West Financial (Canada) Inc. (Canada)
•	Director and member of the Permanent Committee of Groupe Bruxelles Lambert S.A.* (Belgium)
•	Director and member of the Executive Committee of Groupe Investors Inc. (Canada)
•	Director and member of the Executive Committee of Groupe d’assurance London Inc. (Canada)
•	Director and member of the Executive Committee of London Life, compagnie d’assurance-vie (Canada)
•	Director and member of the Executive Committee of Mackenzie Inc.
•	Director and Deputy Chairman of the Board of La Presse Ltée (Canada)
•	Director and Deputy Chairman of Gesca Ltée (Canada)
•	Director of GDF Suez*
•	Director of Lafarge*
•	Director and member of the Executive Committee of Compagnie d’Assurance du Canada sur la Vie (Canada)
•	Director and member of the Executive Committee of the Corporation Financière Canada Life (Canada)
•	Director and member of the Executive Committee of IGM Inc.* (Canada)
•	Director and Chairman of the Board of 171263 Canada Inc. (Canada)
•	Director of 152245 Canada Inc. (Canada)
•	Director of GWL&A Financial Inc. (United States)
•	Director of Great West Financial (Nova Scotia) Co. (Canada)
•	Director of First Great-West Life & Annuity Insurance Company (United States)
•	Director of Power Communications Inc.
•	Director and Vice Chairman of the Board of Power Corporation International
•	Director and member of the Executive Committee of Putnam Investments LLC
•	Member of the Supervisory Board of Power Financial Europe B.V.
•	Director of Canada Life Capital Corporation Inc. (Canada)
•	Director and member of the Executive Committee of The Canada Life Assurance Company of Canada (Canada)
•	Director and member of the Executive Committee of Crown Life Insurance Company (Canada)
•	Director and Deputy Chairman of the Board of Square Victoria Communications Group Inc.
•	Member of the Supervisory Board of Parjointco N.V.

(1)	Mr. Desmarais Jr. is a director of Groupe Bruxelles Lambert, which acting in concert with Compagnie Nationale à Portefeuille, to the Company’s knowledge, owns 5.5% of the Company’s shares and 5.5% of the voting rights. Mr. Demarais Jr. disclaims beneficial ownership of such shares.
*	Company names marked with an asterisk are publicly listed companies.
Underlined	companies are companies excluded from the group in which the director has his or her main duties.

Barbara Kux

Born on February 26, 1954 (Swiss).

Independent director.

Holder of an MBA (with honors) from INSEAD in Fontainebleau, Ms. Kux joined McKinsey & Company in 1984 as a Management Consultant, where she was responsible for strategic assignments for international groups. After serving as manager for development of emerging markets at ABB and then at Nestlé between 1989 and 1999, she was appointed Executive Director of Ford in Europe from 1999 to 2003. In 2003, Ms. Kux became a member of the Management Committee of the

Philips group and, starting in 2005, was in charge of sustainable development. Since 2008, she has been a member of the Management Board of Siemens AG. She is also responsible for sustainable development at the Group and is in charge of the Group’s supply chain.

Director of TOTAL S.A. since May 13, 2011 and until 2014.

Member of the Strategic Committee.

Holds 1,000 shares.

Principal other directorships

•	Member of the Management Board of Siemens AG*

Anne Lauvergeon

Born on August 2, 1959 (French).

Independent director.

Chief Mining Engineer and a graduate of the École Normale Supérieure with a doctorate in physical sciences, Ms. Lauvergeon held various positions in industry before becoming Deputy Chief of Staff in the Office of the President of the Republic in 1990. She joined Lazard Frères et Cie as Managing Partner in 1995. From 1997 to 1999, she was Executive Vice President and member of the Executive Committee of Alcatel, in charge of industrial partnerships and international affairs. Ms. Lauvergeon served as Chairman of the Management Board of Areva from July 2001 to June 2011 and Chairman and Chief Executive Officer of Areva NC (formerly Cogema) from June 1999 to June 2011.

Director of TOTAL S.A. since 2000 — Last renewal: May 15, 2009 until 2012.

Member of the Strategic Committee.

Holds 2,000 shares.

Principal other directorships

•	Director of GDF Suez*
•	Director of Vodafone Group Plc*

Claude Mandil

Born on January 9, 1942 (French).

Independent director.

A graduate of the École Polytechnique and a General Engineer from France’s engineering school Corps des Mines, Mr. Mandil served as a Mining Engineer in the Lorraine and Bretagne regions. He then served as a Project Manager at the Délégation de l’Aménagement du Territoire et de l’Action Régionale (City and Department planning/DATAR) and as the Interdepartmental Head of Industry and Research and regional delegate of ANVAR. From 1981 to 1982, he served as the technical advisor on the staff of the Prime Minister, in charge of the industry, energy and research sectors. He was appointed Chief Executive Officer, then Chairman and Chief Executive Officer of the Institut de Développement Industriel (Industry Development Institute — IDI) until 1988. He was Chief Executive Officer of the Bureau de Recherches

Géologiques et Minières (BRGM) from 1988 to 1990. From 1990 to 1998, Mr. Mandil was Chief Executive Officer for Energy and Commodities at the French Industry Ministry and the first representative for France to the Management Board of the International Energy Agency (IEA). He served as Chairman of the IEA from 1997 to 1998. In 1998, he was appointed Deputy Chief Executive Officer of Gaz de France and, in April 2000, Chairman of the Institut Français du Pétrole (French Institute for Oil). From 2003 to 2007, he was the Executive Director of the EIA.

Director of TOTAL S.A. since 2008 — Last renewal: May 13, 2011 and until 2014.

Member of the Strategic Committee.

Holds 1,000 shares.

Principal other directorships

•	Director of Institut Veolia Environnement
•	Director of Schlumberger SBC Institute

*	Company names marked with an asterisk are publicly listed companies.
Underlined	companies are companies excluded from the group in which the director has his or her main duties.

Michel Pébereau(1)

Born on January 23, 1942 (French).

Independent director.

Honorary Inspector General of Finance, Mr. Pébereau held various positions in the Ministry of Economy and Finance, before serving, from 1982 to 1993, as Chief Executive Officer and then as Chairman and Chief Executive Officer of Crédit Commercial de France (CCF). He was Chairman and Chief Executive Officer of BNP then BNP Paribas from 1993 to 2003, Chairman of the Board of Directors from 2003 to December 1, 2011, and is currently Honorary Chairman of BNP Paribas.

Director of TOTAL S.A. since 2000 — Last renewal: May 15, 2009 until 2012.

Chairman of the Compensation Committee and member of the Nominating & Governance Committee.

Holds 2,356 shares.

Principal other directorships

•	Director of BNP Paribas*
•	Director of Saint-Gobain*
•	Director of AXA*
•	Director of EADS N.V.*
•	Director of Pargesa Holding S.A.* (Switzerland)
•	Director of BNP Paribas Suisse
•	Member of the Supervisory Board of Banque marocaine pour le Commerce et l’Industrie*
•	Non-voting member (Censeur) of Galeries Lafayette

Thierry de Rudder(2)

Born on September 3, 1949 (Belgian and French).

Independent director.

A graduate of the Université de Genève in mathematics, the Université Libre de Bruxelles and Wharton (MBA), Mr. de Rudder served in various positions at Citibank from 1975 to 1986 before joining Groupe Bruxelles Lambert, where he was appointed Acting Managing Director.

Director of TOTAL S.A. since 1999 — Last renewal: May 21, 2010 until 2013.

Member of the Audit Committee and the Strategic Committee.

Holds 3,956 shares.

Principal other directorships

•	Acting Managing Director of Groupe Bruxelles Lambert*
•	Director of Brussels Securities (Belgium)
•	Director of GBL Treasury Center (Belgium)
•	Director of Sagerpar (Belgium)
•	Director of GBL Energy Sàrl (Luxembourg)
•	Director of GBL Verwaltung Sàrl (Luxembourg)
•	Director of GBL Verwaltung GmbH (Germany)
•	Director of Ergon Capital Partners (Belgium)
•	Director of Ergon Capital Partners II (Belgium)
•	Director of Ergon Capital Partners III (Belgium)
•	Director of GDF Suez*
•	Director of Lafarge*
•	Director of Electrabel

At the meeting held on January 12, 2012, the Board of Directors took note of the resignation of Mr. Thierry de Rudder from his position as a director as of the end of the Board meeting, and consequently decided to co-opt Mr. Gérard Lamarche to replace Mr. de Rudder for the remaining term of his predecessor’s directorship until the Shareholders’ Meeting to be held in 2013 to approve the 2012 accounts. The nomination of Mr. Lamarche is subject to the ratification of the Shareholders’ general meeting on May 11, 2012.

(1)	Mr. Pébereau is Honorary Chairman of BNP Paribas, which, to the Company’s knowledge, owns 0.2% of the Company’s shares and 0.2% of the voting rights. Mr. Pébereau is also a director of Pargesa Holding SA, part of Group Bruxelles Lambert, which acting in concert with Compagnie Nationale à Portefeuille, to the Company’s knowledge, owns 5.5% of the Company’s shares and 5.5% of the voting rights. Mr. Pébereau disclaims beneficial ownership of such shares.
(2)	Mr. de Rudder was Acting Managing Director of Groupe Bruxelles Lambert which, acting in concert with Compagnie Nationale à Portefeuille and to the Company’s knowledge, owns 5.5% of the Company’s shares and 5.5% of the voting rights. Mr. de Rudder disclaims beneficial ownership of such shares. Since January 2012, Mr. Gérard Lamarche is Acting Managing Director of Groupe Bruxelles Lambert.
*	Company names marked with an asterisk are publicly listed companies.
Underlined	companies are companies excluded from the group in which the director has his or her main duties.

Gérard Lamarche

Born July 15, 1961 (Belgian).

Independent director.

Mr. Lamarche graduated in economic science from Louvain-La-Neuve university and the INSEAD business school (Advanced Management Program for Suez Group Executives). He also followed the Global Leadership Series course of training at the Wharton International Forum in 1998-99. He started his career in 1983 with Deloitte Haskins & Sells in Belgium, before becoming a consultant in mergers and acquisitions in Holland in 1987. In 1988, Mr. Lamarche joined Société Générale de Belgique as an investment manager and management controller between 1989 and 1991, then as a consultant in strategic operations from 1992 to 1995. He joined Compagnie Financière de Suez as a project manager for the Chairman and Secretary of the Executive Committee (1995-1997), before taking part in the merger between Compagnie de Suez and Lyonnaise des Eaux, which became Suez Lyonnaise des Eaux (1997), and then being appointed as the acting Managing Director in charge of Planning, Management Control and Accounts. In 2000, Mr. Lamarche pursued his career in industry by joining

NALCO (the American subsidiary of the Suez group and the world leader in the treatment of industrial water) as the Director and Chief Executive Officer. In March 2004, he was appointed Chief Executive Officer in charge of Finance of the Suez group, before being appointed Senior Executive and Vice President in charge of Finance and member of the Management Committee and the Executive Committee of the GDF Suez group in July 2008. On April 12, 2011, Mr. Lamarche became a Director on the Board of Directors of Groupe Bruxelles Lambert (GBL). He has been the acting Managing Director since January 2012. Mr. Lamarche is also a Director of Legrand.

Director of TOTAL S.A. since 2012 — Nomination by cooptation: January 12, 2012 until 2013.

Member of the Audit Committee and the Strategic Committee.

Holds 1,575 shares.

Principal other directorships

•	Acting Managing Director and Director of Groupe Bruxelles Lambert*
•	Director and member of the Audit Committee of Legrand*

Other information

The Board noted the absence of potential conflicts between the Directors’ duties in the best interests of the Company and the private interests of its directors. To the Company’s knowledge, the members of the Board of TOTAL S.A. are not related by close family ties; there are no arrangements or agreements with clients or suppliers that facilitated their appointment; there is no service agreement binding a director of TOTAL S.A. to one of its subsidiary and providing for special benefits upon termination of such agreement.

The current members of the Board of Directors of the Company have informed the Company that they have not been convicted, have not been associated with a bankruptcy, receivership or liquidation, and have not been incriminated or publicly sanctioned or disqualified, as stipulated in item 14.1 of Annex I of EC Regulation 809/2004 of April 29, 2004.

At its meeting held on February 9, 2012, the Board of Directors decided to propose the renewal of the directorships of Ms. Lauvergeon and Messrs. de Margerie, Artus, Collomb, and Pébereau, which are due to expire. At the general Shareholders’ meeting on May 11, 2012, the Board will also propose the nomination of a new independent director, Ms. Anne-Marie Idrac, who will place her expertise of the world of industry at the Board’s disposal and will broaden the representativeness and the diversity of the Board. If the resolution is approved by the Shareholders’ Meeting, the proportion of women sitting in the Board will be one-third.

Representative of the Worker’s Council: pursuant to Article L. 2323- 62 of the French Labor Code, members of the Worker’s Council attend, with consultative rights, all meetings of the Board. In compliance with the second paragraph of such article, since July 7, 2010, four members of the Worker’s Council attend Board meetings.

At its meeting on September 15, 2009, the Board of Directors appointed Mr. Charles Paris de Bollardière Secretary of the Board.

Director independence

At its meeting on February 9, 2012, the Board of Directors, on the recommendation of the Nominating & Governance Committee, reviewed the independence of the Company’s

*	Company names marked with an asterisk are publicly listed companies.
Underlined	companies are companies excluded from the group in which the director has his or her main duties.

directors as of December 31, 2011. At the Committee’s suggestion, the Board considered that, pursuant to the AFEP-MEDEF Code, a director is independent when “he or she has no relationship of any kind with the Company, its Group or its Management, that may compromise the exercise of his or her freedom of judgment”.

For each director, this assessment relies on the independence criteria set forth in the AFEP-MEDEF Code as reminded hereafter:

•	not to be an employee or a director of the Company, or a Group company, and not having been in such a position for the previous five years;
•	not to be a director of a company in which the Company holds a directorship or in which an employee appointed as such or an executive director of the company is a director;
•	not to be a material customer, supplier, investment banker or commercial banker of the Company or Group and for which the Company or the Group is not a material part of their business;
•	not to be related by close family ties to a corporate executive officer;
•	not to have been an auditor of the Company within the previous five years;
•	not to have been a director of the Company for more than twelve years (upon expiry term of office during which the 12-year limit is reached).

The AFEP-MEDEF Code expressly stipulates that the Board can decide that the implementation of certain defined criteria is not relevant or induces an interpretation that is particular to the Company.

With regard to the criterion applying to twelve years of service, the AFEP-MEDEF code states that “the status of independent director due to the application of this criterion shall only be relinquished at the end of the directorship during which the 12-year period is exceeded”. Pursuant to the report of the Nominating & Governance Committee, on February 9, 2012, the Board observed that Mr. Bouton and Mr. de Rudder had exceeded twelve years of service on December 31, 2011. Since the directorships of Messrs. Bouton and de Rudder had been renewed before the twelve-year period expired, the Board decided that they can still be considered as independent directors, according to the AFEP-MEDEF code.

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

Similarly, the Board of Directors deemed that the level of activity between Group companies and one of its suppliers, Stena AB, of which Mr. Brock is a director, which is less than 2.68% of Stena AB’s turnover, represents neither a material portion of the supplier’s overall activity nor a material portion of the Group’s purchasing. The Board concluded that Mr. Brock could be considered as an independent director.

Mmes. Barbizet, Coisne-Roquette, Kux and Lauvergeon and Messrs. Artus, Bouton, Brock, Collomb, Desmarais, Mandil, Pébereau and de Rudder were deemed to be independent directors.

80% of the directors were independent on December 31, 2011.

Moreover, the Board noted that the directorships of Ms. Lauvergeon and Messrs. Collomb and Pébereau will exceed twelve years on March 22, 2012 for Messrs. Collomb and Pébereau, and on May 25, 2012 for Ms. Lauvergeron, after the Shareholders’ meeting that will be invited to renew her directorship on May 11, 2012. The Board of Directors deemed that, for a company with a long-term activity and investment cycles of more than ten years, extended directorships and the corresponding experience represent an asset for the Group and a means of consolidating the independence of judgment of its Directors. The Board concluded that the proposal to renew the directorships of Ms. Lauvergeon and Messrs. Collomb and Pébereau at the Shareholders meeting in May 11, 2012, does not call their independence into question, according to the AFEP-MEDEF code, in view of their independence of judgment.

In addition, the Board of Directors has examined the situations of the directors whose nomination or ratification will be submitted to the Shareholders’ meeting on May 11, 2012. Ms. Idrac and Mr. Lamarche are deemed to be independent directors.

General Management

Management form

Based on the recommendation by the Nominating & Governance Committee, the Board of Directors decided at its meeting on May 21, 2010 to reunify the positions of Chairman of the Board and Chief Executive Officer and appoint the Chief Executive Officer to the position of Chairman of the Board until its term of office expires, that is until the Shareholders’ Meeting called to approve the financial statements for the fiscal year 2011.

As a result, Mr. de Margerie has been appointed Chairman and Chief Executive Officer of TOTAL S.A. since May 21, 2010.

The Board of Directors deemed that the unified management form was the most appropriate to the Group’s business and specificities of the oil and gas sector. This decision was made taking into account the advantage of the unified management and the composition of the Committees of the Board that comprise a significant portion of independent directors, which ensures balanced authority.

The management form selected shall remain in effect until a decision to the contrary is made by the Board of Directors.

The Executive Committee

The Executive Committee, under the responsibility of the Chairman and Chief Executive Officer, is the decision-making body of the Group.

It implements the strategy formulated by the Board of Directors and authorizes related investments, subject to the approval by the Board of Directors for investments exceeding 3% of the Group’s equity or the notification of the Board for investments exceeding 1% of equity.

As of December 31, 2011, the members of TOTAL’s Executive Committee were as follows:

•	Christophe de Margerie, Chairman of the Executive Committee (Chairman and Chief Executive Officer);
•	François Cornélis, Vice Chairman of the Executive Committee (President of the Chemicals division);
•	Michel Bénézit (President of the Refining & Marketing division);
•	Yves-Louis Darricarrère (President of the Exploration & Production division);
•	Jean-Jacques Guilbaud (Chief Administrative Officer); and
•	Patrick de La Chevardière (Chief Financial Officer).

In the context of the reorganization of its Downstream and Chemicals segments, TOTAL’s Executive Committee was changed on January 1, 2012. As of that date, the members of TOTAL’s Executive Committee are:

•	Christophe de Margerie, Chairman of the Executive Committee (Chairman and Chief Executive Officer);
•	Philippe Boisseau (President of the Supply & Marketing segment);
•	Yves-Louis Darricarrère (President of the Exploration & Production division and Gas & Power division);
•	Jean-Jacques Guilbaud (Chief Administrative Officer);
•	Patrick de La Chevardière (Chief Financial Officer); and
•	Patrick Pouyanné (President of the Refining & Chemicals segment).

The Management Committee

The Management Committee facilitates coordination among the different entities of the Group and monitors the operating results of the operational divisions and the activity reports of the functional divisions.

In addition to the members of the Executive Committee, the following twenty-two individuals from various operating divisions and non-operating departments served as members of the Management Committee as of December 31, 2011:

•	Corporate: René Chappaz, Peter Herbel, Jean-Marc Jaubert, Manoelle Lepoutre, Jean-François Minster, Jean-Jacques Mosconi, Jacques-Emmanuel Saulnier, François Viaud;
•	Upstream: Marc Blaizot, Philippe Boisseau, Arnaud Breuillac, Michel Hourcard, Jacques Marraud des Grottes;
•	Downstream: Pierre Barbé, Alain Champeaux, Bertrand Deroubaix, Eric de Menten, André Tricoire; and
•	Chemicals: Françoise Leroy, Jacques Maigné, Bernard Pinatel, Patrick Pouyanné.

In addition to the members of the Executive Committee, the following twenty-five individuals from various operating divisions and non-operating departments served as members of the Management Committee as of January 16, 2012:

•	Corporate: René Chappaz, Peter Herbel, Jean-Marc Jaubert, Helle Kristoffersen, Manoelle Lepoutre, Françoise Leroy, Jean-François Minster, Jacques-Emmanuel Saulnier, François Viaud;
•	Upstream: Marc Blaizot, Arnaud Breuillac, Olivier Cleret de Langavant, Isabelle Gaildraud, Michel Hourcard, Jacques Marraud des Grottes;

•	Refining & Chemicals: Pierre Barbé, Bertrand Deroubaix, Jacques Maigné, Jean-Jacques Mosconi, Bernard Pinatel, Bernadette Spinoy; and
•	Supply & Marketing: Benoît Luc, Momar Nguer, Jérôme Paré, Jérôme Schmitt.

In addition, Jérôme Schmitt served as the Group’s Treasurer until January 1, 2012. Effective January 2, 2012, Humbert de Wendel is the Group’s Treasurer.

COMPENSATION

Board Compensation

The overall amount of directors’ fees allocated to members of the Board of Directors was set at €1.1 million for each fiscal year by the Shareholders’ Meeting on May 11, 2007.

In 2011, the overall amount of directors’ fees allocated to the members of the Board of Directors was €1.07 million, noting that there were fifteen directors as of December 31, 2011, as at year-end 2010.

The allocation of the overall amount of fees for 2011 remains based on an allocation scheme comprised of fixed compensation and variable compensation based on fixed amounts per meeting, which made it possible to take into account each director’s actual attendance at the meetings of the Board of Directors and its Committees.

To take into account the creation of the Strategic Committee, the Board of Directors decided at its meeting of October 27, 2011, to set out the allocation of fees and the fixed and variable amounts per meeting as follows:

•

a fixed amount of €20,000 is to be paid to each director (calculated prorata temporis in case of a change during the period), apart from the Chairman of the Audit Committee, who is to be paid €30,000 and the other Audit Committee members, who are to be paid €25,000;

•	an amount of €5,000 per director for each Board of Directors’ meeting actually attended;
•	an amount of €3,500 per director for each Compensation Committee, Nominating & Governance Committee or Strategic Committee meeting actually attended;
•	an amount of €7,000 per director for each Audit Committee meeting actually attended;
•	a premium of €2,000 for travel from a country outside of France to attend a Board of Directors or Committee meeting;
•	the Chairman and Chief Executive Officer does not receive directors’ fees as director of TOTAL S.A. or any other company of the Group.

See the table “Directors’ Fees and Other Compensation Received by Directors” below for additional compensation information.

Policy for determining the compensation and other benefits of the corporate executive officers

Based on a proposal by the Compensation Committee, the Board adopted the following policy for determining the compensation and other benefits of the corporate executive officers (the Chairman and the Chief Executive Officer):

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

•	Compensation for the Chairman and the Chief Executive Officer includes both a fixed portion and a variable portion. The fixed portion is reviewed at least every two years.

•

The amount of variable compensation is reviewed each year and may not exceed a stated percentage of fixed compensation. Variable compensation is determined based on pre-defined quantitative and qualitative criteria that are periodically reviewed by the Board of Directors. Quantitative criteria are limited in number, objective, measurable and adapted to the Group’s strategy.

Variable compensation is designed to reward short-term performance and progress towards medium-term objectives. The compensation is determined in line with the annual assessment of the performance of the Chairman and the Chief Executive Officer and the Company’s medium-term strategy.

The Board of Directors keeps track of the fixed and variable portions of the compensation of the Chairman and the Chief Executive Officer over several years and in light of the Company’s performance.

•

The Group does not have a specific pension plan for the Chairman and the Chief Executive Officer. They are eligible for retirement benefits and pensions available to certain employee categories in the Group under conditions determined by the Board.

•	Stock options and performance shares are designed to align the long-term interests of the Chairman and the Chief Executive Officer with those of the shareholders.

The allocation of options and performance shares to the Chairman and the Chief Executive Officer is examined in the light of all the forms of compensation of each person.

The exercise price for stock options awarded is not discounted compared to the market price, at the time of the grant, for the underlying share.

Stock options and performance shares are awarded at regular intervals to prevent any opportunistic behavior.

The exercise of options and the definitive allocation of performance shares to which the Chairman and the Chief Executive Officer are entitled are subjected to performance criteria that must be met over several years.

The Board puts in place restrictions on the transfer of a portion of shares held upon the exercise of options and the definitive allocation of performance shares, applicable to the Chairman and the Chief Executive Officer until the end of their term of office.

The Chairman and the Chief Executive Officer may be entitled to stock options or performance shares when they leave office.

•	After three years in office, the Chairman and Chief Executive Officer are required to hold at least the number of Company shares set by the Board.

•	The components of the compensation of the Chairman and the Chief Executive Officer are made public after the meeting of the Board of Directors that approves them.

Compensation of the Chairman and Chief Executive Officer

The compensation paid to Mr. de Margerie for his duties as Chairman and Chief Executive Officer was set by the Board of Directors of TOTAL S.A., based on a recommendation by the Compensation Committee in line with the guidance of the AFEP-MEDEF Corporate Governance Code.

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

The economic criteria were selected so as to not only reward short-term performance in terms of return on investment for shareholders, but also the progress made by the Group toward medium-term objectives by comparison with data for the oil and gas industry as a whole. They include:

•	return on equity for a maximum of 50% of the base salary; and
•

the Company’s earnings performance compared with that of the four other major international oil companies that are its competitors(1), assessed by reference to the average growth over three years of two indicators, earnings per share and consolidated net income. Each indicator represents a maximum of 25% of the base salary.

The Chairman and Chief Executive Officer’s personal contribution is evaluated on the basis of objective, mainly operational criteria related to the Group’s business segments and established in line with its strategy, including health, safety and environment (HSE) performance and oil and gas production and reserves growth.

With respect to the fiscal year 2011, the Board of Directors at its meeting of February 9, 2012, after having found that the Chairman and Chief Executive Officer’s objectives related to personal contribution were deemed to be substantially fulfilled and assessed to what extent financial performance criteria had been met, the Board set the

(1)	ExxonMobil, BP, Shell and Chevron.

variable portion payable to Mr. de Margerie in 2012 at €1,530,000 for his contribution in 2011, equivalent to 102% of his fixed base salary.

The total gross compensation paid to Mr. de Margerie in his role as Chairman and Chief Executive Officer was made up of a fixed base salary of €1,500,000 and a variable portion of €1,530,000 for the 2011 fiscal year, to be paid in 2012.

Mr. de Margerie’s total gross compensation as Chief Executive Officer for the period between January 1, 2010 and May 21, 2010 was €1,030,359, composed of a fixed base salary of €507,097 and a variable portion of €523,262 paid in 2011. Mr. de Margerie’s total gross compensation as Chairman and Chief Executive Officer for the period between May 22, 2010 and December 31, 2010 was €1,977,763, composed of a fixed base salary of €919,355 and a variable portion of €1,058,408 paid in 2011.

As Chairman and Chief Executive Officer, Mr. de Margerie has the use of a company car, receives the health coverage provided for Group employees and is eligible for the life insurance plan open to the Group’s executive officers (see “— Pensions and other commitments” below).

See the tables “Summary of compensation, stock options and performance shares awarded to the Chairman and Chief Executive Officer” and “Chairman and the Chief Executive Officer’s compensation” below for additional compensation information.

Executive officer compensation

In 2011, the aggregate amount paid directly or indirectly by the French and foreign companies belonging to the Group of the Company as compensation to the executive officers of TOTAL in office at December 31, 2011 (members of the Management Committee and the Treasurer) as a group was €20.4 million (twenty-nine individuals), including €9 million paid to the six members of the Executive Committee. Variable compensation accounted for 42.4% of the aggregate amount of €20.4 million paid to executive officers.

Pensions and other commitments

1)	Pursuant to applicable law, the Chairman and Chief Executive Officer is eligible for the basic French social security pension and for pension benefits under the ARRCO (Association pour le Régime de Retraite Complémentaire des Salariés) and AGIRC (Association Générale des Institutions de Retraite des Cadres) government-sponsored supplementary pension schemes. He also participates in the internal defined contribution pension plan and the defined benefit supplementary pension plan, known as RECOSUP, created by the Company. This supplementary pension plan, which is not limited to the Chairman and Chief Executive Officer, is described in point 2 below.

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

As of December 31, 2011, Mr. de Margerie’s aggregate benefit entitlement under all of the above pension plans would amount to 22.31% of his gross annual compensation received in 2011 (2011 fixed base salary and variable portion for 2010, paid in 2011).

2)	The Chairman and Chief Executive Officer participates in a defined benefit supplementary pension plan financed and managed by TOTAL S.A. and open to all employees of the Group whose annual compensation is greater than eight times the ceiling for calculating French social security contributions (€36,372 in 2012). Compensation above this amount does not qualify as pensionable compensation under either government-sponsored or contractual pension schemes.

To be eligible for this supplementary pension plan, participants must meet specific age and length of service criteria. They must also still be employed by the Company upon retirement, unless they retire due to disability or had taken early retirement at the Group’s initiative after the age of 55.

The plan provides participants with a pension equal to the sum of 1.8% of the portion of the reference compensation between eight and forty times the annual ceiling for calculating French social security contributions, and 1% of the reference compensation between forty and sixty times the annual ceiling for calculating French social security contributions, which is multiplied by the number of years of service (up to twenty years). It is adjusted in line with changes in the value of the ARRCO pension point and strictly capped as described in point 1 above.

As of December 31, 2011, the Group’s pension obligations to Mr. de Margerie under the defined benefit supplementary pension plan represented the equivalent of 18.01% of his gross annual compensation paid in 2011.

3)	The Chairman and Chief Executive Officer is also entitled to a lump-sum retirement benefit equal to that available to eligible members of the Group under the French National Collective Bargaining Agreement for the Petroleum Industry. This benefit amounts to 25% of the gross annual compensation (fixed and variable portions) received in the 12-month period preceding retirement. Pursuant to the provisions of Article L. 225-42-1 of the French Commercial Code, such benefit is subject to the performance conditions detailed in point 7 below.

This retirement benefit cannot be combined with the compensation for loss of office described in point 5 below.

4)	The Chairman and Chief Executive Officer also participates in the same life insurance plan as the Group’s employees, covering supplementary benefits or annuities in the event of temporary incapacity for work and disability, together with a life insurance plan funded by the Company and open to the executive officers of the Group. Upon death, the plan guarantees a payment equal to two years’ gross compensation (fixed and variable portions), increased to three years upon accidental death, as well as, in the event of disability, a payment proportional to the degree of disability.

5)	If the Chairman and Chief Executive Officer is removed from office or his term of office is not renewed by the Company, he is entitled to compensation for loss of office equal to two years’ gross annual compensation. The calculation will be based on the gross compensation (including both fixed and variable portions) paid in the 12-month period preceding the termination or non-renewal of his term of office.

This compensation for loss of office to be paid in the event of a change of control or a change of strategy of the Company would not be due in cases of gross negligence or willful misconduct or if the Chairman and Chief Executive Officer leaves the Company of his own volition, accepts new responsibilities within the Group, or may claim full retirement benefits within a short time period.

Pursuant to the provisions of Article L. 225-42-1 of the French Commercial Code, this benefit is subject to the performance conditions detailed in point 7 below.

6)	Commitments with regard to the pension and life insurance plans for the Chairman and Chief Executive Officer and the retirement benefit and compensation for loss of office arrangements set out in point 5 were approved on May 21, 2010, by the Board of Directors and by the Shareholders’ Meeting.

7)	In addition, in compliance with Article L. 225-42-1 of the French Commercial Code, the commitments described in points 3 and 5 are subject to performance conditions that are deemed to be met if at least two of the following three criteria are satisfied:

•	the average ROE (return on equity) over the three years immediately preceding the year in which the officer retires is at least 12%;
•	the average ROACE (return on average capital employed) over the three years immediately preceding the year in which the officer retires is at least 10%;
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

The three criteria were selected to take into account the Company’s general interest, shareholder interests and standard market practices, especially in the oil and gas industry.

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

8)	In addition, regarding the implementation of the pension commitments described in points 1 and 2 above made by the Company for directors for fiscal year 2011, the annual supplementary pension received by Mr. Desmarest in relation to his previous employment by the Group was approximately €562,354 (December 31, 2011 value), adjusted in line with changes in the value of the ARRCO pension point.

9)	As of December 31, 2011, the total amount of the Group’s commitments under pension plans and similar for company officers is equal to €31.2 million.

Chairman and Chief Executive Officer Summary table at February 29, 2012	Employment contract	Retirement benefit and supplementary pension plans	Benefits or advantages due or likely to be due upon termination or change of office	Benefits related to a non-compete agreement

Christophe de Margerie

Chairman and Chief Executive Officer

Start of the office: February 2007(a)

Term of current office:

The Shareholders’ Meeting called in 2012 to approve the financial statements for the year ending December 31, 2011

	NO	YES (retirement benefit)(b) (internal defined supplementary pension plan(c) and corporate RECOSUP defined contribution pension plan(d) also applicable to certain Group employees)	YES (compensation for loss of office)(e)	NO

(a)	Chief Executive Officer since February 13, 2007, and Chairman and Chief Executive Officer since May 21, 2010.
(b)	Payment subject to performance conditions in accordance with the decision of the Board of Directors on February 11, 2009, and confirmed by the Board of Directors on May 15, 2009 and May 21, 2010. Details of these commitments are set out in points 3 and 7 above. This retirement benefit cannot be combined with the compensation for loss of office described below.
(c)	Representing an annual pension that would be equivalent, as of December 31, 2011, to 18.01% of the annual compensation for 2011.
(d)	Mr. de Margerie’s pension benefit represented a booked expense of €2,121 for fiscal year 2011.
(e)	Payment subject to performance conditions in accordance with the decision of the Board of Directors on February 11, 2009, and confirmed by the Board of Directors on May 15, 2009 and May 21, 2010. Details of these commitments are set out in points 5 and 7 above.

Stock options and performance share grants policy

General policy

Stock options and performance share grants put in place by TOTAL S.A. concern only TOTAL shares. No options for or grants of performance shares of any of the Group’s listed subsidiaries are awarded by TOTAL S.A.

All grants are approved by the Board of Directors, based on recommendations by the Compensation Committee. For each plan, the Compensation Committee recommends a list of beneficiaries, the conditions and the number of options or performance shares awarded to each beneficiary. The Board of Directors then gives final approval for this list and the grant conditions.

Stock options have a term of eight years, with an exercise price set at the average of the closing TOTAL share prices on Euronext Paris during the twenty trading days prior to the grant date, without any discount. The exercising of the options is subject to a presence condition and performance conditions (based on the return on equity

(ROE) of the Group) that vary depending on the plan and beneficiary category. As of 2011, all options granted are subject to performance conditions. Subject to the presence condition and applicable performance conditions being met, options may only be exercised after an initial two-year vesting period and the shares issued upon exercise are subject to a two-year mandatory holding period. However, for the 2007 to 2011 option plans, options awarded to beneficiaries employed by non-French subsidiaries at the grant date can be converted to bearer form or transferred after the 2-year vesting period at the end of which the options may be exercised.

Performance shares awarded under selective plans become final after a two-year vesting period, subject to a presence condition and a performance condition based on the return on equity (ROE) of the Group. At the end of this vesting period, and provided that the conditions set are satisfied, the performance share grants are finally awarded. However, these shares may not be transferred prior to the end of an additional two-year mandatory holding period. For beneficiaries employed by non-French subsidiaries on the grant date, the vesting period for performance shares may be increased to four years; in such cases, there would be no mandatory holding period. As of 2011, all performance shares granted to executive officers are subject to performance conditions.

The grant of these options or performance shares is used to extend, based upon individual performance assessments at the time of each plan, the Group-wide policy of developing employee shareholding (for further information, see “— Employees and Share Ownership — Arrangements for involving employees in the Company’s share capital” below).

Stock options and performance share grants to the Chairman and Chief Executive Officer are subject to specific performance conditions set out below.

Grants to the Chairman and Chief Executive Officer

The Chairman and Chief Executive Officer has been awarded share subscription options, the exercise of which has been subject, since 2007, to a presence condition and performance conditions based on the Group’s ROE and ROACE. The reasons for selecting these criteria are detailed in point 7 of “— Pensions and other commitments” above.

Pursuant to Article L. 225-185 of the French Commercial Code, the Board of Directors decided that, for the 2007 to 2011 share subscription option plans, the corporate officers (the Chairman of the Board and the Chief Executive Officer, and as from May 21, 2010 the Chairman and Chief Executive Officer) are required to hold for as long as they remain in office, a number of TOTAL shares representing 50% of the capital gains, net of tax and other deductions, resulting from the exercise of stock options under these plans. Once the Chairman and Chief Executive Officer holds a number of shares (directly or through collective investment funds invested in Company stock) corresponding to more than five times his current gross annual fixed compensation, this holding requirement will be reduced to 10%. If in the future this ratio is no longer met, the previous 50% holding requirement will once again apply.

As of 2011, the Chairman and Chief Executive Officer receives performance share grants, the final awarding of which is subject to a presence condition and performance conditions.

On the September 14, 2011 grant of TOTAL performance shares, the Board of Directors decided that the Chairman and Chief Executive Officer will have to hold for as long as he remains in office, 50% of the capital gains, net of tax and other deductions, from shares granted under performance share grant plans. Once the Chairman and

Chief Executive Officer holds a number of shares (directly or through collective investment funds invested in Company stock) corresponding to more than five times his gross annual fixed compensation at that time, this holding requirement will be reduced to 10%. If in the future this ratio is no longer met, the previous 50% holding requirement will once again apply.

In light of this holding requirement, the acquisition of the performance shares is not subject to an additional purchase of the Company’s shares.

The Chairman and Chief Executive Officer has given a commitment not to hedge the price risk on the TOTAL stock options and shares he has been granted to date, and on the shares he holds.

2011 share subscription option plan: The Board of Directors decided that, provided the presence condition within the Group is satisfied, the number of options finally granted to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%, varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%, and is equal to 100% if the average ROE is more than or equal to 18%.

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROACE of the Group. The average ROACE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%, varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%, and is equal to 100% if the average ROACE is more than or equal to 15%.

2010 share subscription option plan: The Board of Directors decided that, provided the presence condition within the Group is satisfied, the number of options finally granted to the Chairman and Chief Executive Officer will be subject to two performance conditions:

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

2009 share subscription option plan: The Board of Directors decided that, provided the presence condition within the Group is satisfied, the number of options finally granted to the Chief Executive Officer will be subject to two performance conditions:

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

The acquisition rate applicable to the subscription options that were subject to the performance condition of the 2009 Plan was 100%.

2011 performance share plan: The Board of Directors decided that, provided the presence condition within the Group is satisfied, the number of shares finally granted to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the shares granted, the performance condition states that the number of shares finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%, varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%, and is equal to 100% if the average ROE is more than or equal to 18%.

•

For 50% of the shares granted, the performance condition states that the number of shares finally granted is based on the average ROACE of the Group. The average ROACE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%, varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%, and is equal to 100% if the average ROACE is more than or equal to 15%.

The Chairman and Chief Executive Officer was not awarded any performance shares as part of the plans in the period 2006 to 2010.

Grants to employees

Share subscription option plans

2011 share subscription option plan: The Board of Directors decided that, provided the presence condition within the Group is satisfied, for each grantee other than the Chairman and Chief Executive Officer, the options will be finally granted to the beneficiary provided that the performance condition is fulfilled. The performance condition states that the number of options finally granted is based on the average of the ROE of the Group. The average ROE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and
•	is equal to 100% if the average ROE is more than or equal to 18%.

2010 share subscription option plan: The Board of Directors decided that, provided the presence condition within the Group was satisfied:

•	for each grantee of up to 3,000 options, other than the Chairman and Chief Executive Officer, the options will be finally granted;
•	for each grantee of more than 3,000 options and less than or equal to 50,000 options (other than the Chairman and Chief Executive Officer):
–	the first 3,000 options and two-thirds of the options in excess of this number will be finally granted to their beneficiary;
–	the outstanding options, that is one-third of the options in excess of the first 3,000 options, will be granted provided that the performance condition described below is fulfilled;
•	for each grantee of more than 50,000 options, other than the Chairman and Chief Executive Officer:
–

the first 3,000 options, two-thirds of the options above the first 3,000 options and below the first 50,000 options, and one-third of the options in excess of the first 50,000 options, will be finally granted to their beneficiary;

–

the remaining options, that is one-third of the options above the first 3,000 options and below the first 50,000 options, and two-thirds of the options in excess of the first 50,000 options, will be finally granted provided that the performance condition is fulfilled.

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

2009 share subscription option plan: The Board of Directors decided that, provided the presence condition within the Group was met, for each beneficiary, other than the Chief Executive Officer, of more than 25,000 options, one-third of the options granted in excess of this number will be finally granted subject to a performance condition. This condition is based on the average ROE of the Group as published by TOTAL. The average ROE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and
•	is equal to 100% if the average ROE is more than or equal to 18%.

The acquisition rate applicable to the subscription options that were subject to the performance condition of the 2009 Plan was 100%.

Performance share plans

2011 performance share plan: The Board of Directors decided that, provided that the presence condition within the Group is satisfied, for executives officers(1) other than the Chairman and Chief Executive Officer, the number of shares finally granted will be subject to the performance condition set out below. This condition is based on the average ROE as published by the Group and calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2011 and 2012. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and
•	is equal to 100% if the average ROE is more than or equal to 18%.

(1)	Executive officers, excluding the Chairman and Chief Executive Officer, are employees other than directors.

Furthermore, the Board of Directors decided that, for each beneficiary (other than the Chairman and Chief Executive Officer and the executive officers) of more than 100 shares, the shares in excess of this number will be finally granted subject to a performance condition. This condition is based on the average ROE as published by the Group and calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2011 and 2012. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and
•	is equal to 100% if the average ROE is more than or equal to 18%.

2010 performance share plan: The Board of Directors decided that, provided that the presence condition within the Group is satisfied, for each beneficiary of more than 100 shares, half of the shares in excess of this number will be finally granted subject to a performance condition. This condition is based on the average ROE calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and
•	is equal to 100% if the average ROE is more than or equal to 18%.

2009 performance share plan: The Board of Directors decided that, provided that the presence condition within the Group is satisfied, for each beneficiary of more than 100 shares, half of the shares in excess of this number will be finally granted subject to a performance condition. This condition is based on the average ROE of the Group as published by TOTAL. The average ROE is calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2009 and 2010. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;
•	varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and
•	is equal to 100% if the average ROE is more than or equal to 18%.

Due to the application of the performance condition, the acquisition rate was 100% for the 2009 Plan.

In addition, the Board of Directors decided at its meeting of May 21, 2010 to implement a global free share plan intended for the Group’s employees, that is more than 100,000 employees. On June 30, 2010, rights to twenty-five free shares were granted to every employee. The shares are subject to a vesting period of two to four years depending on the case. The shares granted are not subject to any performance condition. They will be issued at the end of the vesting period.

SUMMARY OF COMPENSATION, STOCK OPTIONS AND PERFORMANCE SHARES AWARDED TO THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

For the year ended (€)	2011	2010
Christophe de Margerie Chairman and Chief Executive Officer (since May 21, 2010)
Compensation due for fiscal year as Chairman and Chief Executive Officer(a)	3,030,000	3,008,122
In-kind benefits(b)	6,991	6,908
Value of options awarded(c)	702,400	1,387,200
Value of performance shares awarded(d)	437,440	—
Total	4,176,831	4,402,230

(a)	Compensation detailed in the following table. For the 2010 fiscal year, Mr. de Margerie received compensation of €1,030,359 as Chief Executive Officer for the period from January 1 to May 21, 2010, and compensation of €1,977,763 as Chairman and Chief Executive Officer for the period from May 22 to December 31, 2010.
(b)	Mr. de Margerie has the use of a company car; he receives the health coverage provided for Group employees and is eligible for the life insurance plan open to the Group’s executive officers (see “— Pensions and other commitments”).
(c)	Options awarded in 2011 are detailed in the table “Stock options awarded in 2011 to the Chairman and Chief Executive Officer”. The value of options awarded was calculated on the day when they were awarded using the Black-Scholes model based on the assumptions used for the consolidated accounts (see Note 25 to the Consolidated Financial Statements).
(d)	The value of performance shares was calculated on the day when they were awarded.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER’S COMPENSATION

	For the year ended 2011		For the year ended 2010
For the year ended (€)	Amount due	Amount paid(a)	Amount due		Amount paid(a)
Christophe de Margerie Chairman and Chief Executive Officer (since May 21, 2010)
Fixed compensation	1,500,000	1,500,000	1,426,452	(b)	1,426,452	(b)
Variable compensation(c)	1,530,000	1,581 670	1,581,670	(d)	1,356,991
Extraordinary compensation	—	—	—		—
Directors’ fees	—	—	—		—
In-kind benefits(e)	6,991	6,991	6,908		6,908
Total	3,036,991	3,088,661	3,015,030		2,790,351

(a)	Variable portion paid for prior fiscal year. For more detailed information about these criteria, see “— Compensation of the Chairman and Chief Executive Officer”.
(b)	Includes a fixed portion of €507,097 for the period between January 1 and May 21, 2010 and €919,355 for the period between May 22 and December 31, 2010.
(c)	The variable portion for the Chairman and Chief Executive Officer is calculated by taking into account the Group’s return on equity during the relevant fiscal year, the Group’s earnings compared to those of the other major international oil companies that are its competitors as well as the Chairman and Chief Executive Officer’s personal contribution based on operational target criteria. The variable portion can reach a maximum amount of 165% of the fixed base salary. The objectives related to personal contribution were considered to have been substantially fulfilled.
(d)	Including a variable portion of €523,262 for the period between January 1 to May 21 2010, and €1,058,408 for the period between May 22 and December 31, 2010.
(e)	Mr. de Margerie has the use of a company car, receives the health coverage provided for Group employees and is eligible for the life insurance plan open to the Group’s executive officers (see “— Pensions and other commitments”).

DIRECTORS’ FEES AND OTHER COMPENSATION RECEIVED BY DIRECTORS

Total compensation (including in-kind benefits) paid to each director in the year indicated (Article L. 225-102-1 of the French Commercial Code, 1st and 2nd paragraphs):

Gross amount (€)	2011		2010
Christophe de Margerie(a)	(b	)	(b	)
Thierry Desmarest (a)(b)	639,854	(d)	1,604,039	(d)
Patrick Artus(c)	65,500		55,000
Patricia Barbizet(a)	115,500		107,000
Daniel Bouton	63,500		55,000
Gunnar Brock(a)(e)	75,500		39,328
Claude Clément(e)	156,365	(f)	127,929	(f)
Marie-Christine Coisne-Roquette(g)	48,460		—
Bertrand Collomb	72,500		71,000
Paul Desmarais Jr.	51,000		45,000
Bertrand Jacquillat(h)	55,040		95,000
Barbara Kux(a)(i)	26,770		—
Anne Lauvergeon(a)	63,500		45,000
Peter Levene of Portsoken(j)	19,230		79,000
Claude Mandil(a)	63,500		55,000
Michel Pébereau	77,500		71,000
Thierry de Rudder(a)	138,500		142,000

(a)	Member of the Strategic Committee.
(b)	For the Chairman and Chief Executive Officer, see the summary compensation tables “Summary of compensation, stock options and performance shares awarded to the Chairman and Chief Executive Officer” and “Chairman and Chief Executive Officer’s compensation”. The Chairman and Chief Executive Officer did not receive any directors’ fees.
(c)	Member of the Compensation Committee since May 21, 2010.
(d)	Including for 2011, fees received (€77,500) and pension benefits received (€562,354), and including for 2010, fees received (€39,328), fixed and variable compensation for his role as Chairman of the Board of Directors up to May 21, 2010 (€751,407), the retirement benefit (€492,963) and pension benefits received (€320,341).
(e)	Director since May 21, 2010.
(f)	Including for 2011, the directors’ fees received, representing €58,500, as well as the compensation received from Total Raffinage Marketing (a subsidiary of TOTAL S.A.), representing €97,865 and including for 2010, directors’ fees received, representing €32,328 as well as the compensation received from Total Raffinage Marketing, representing €95,601.
(g)	Director and member of the Audit Committee from May 13, 2011.
(h)	Director and member of the Audit Committee until May 13, 2011.
(i)	Director since May 13, 2011.
(j)	Director until May 13, 2011.

Over the past two years, the directors currently in office have not received any compensation or in-kind benefits from companies controlled by TOTAL S.A., except for Mr. Clément, who is an employee of Total Raffinage Marketing, and Mr. Desmarest, Chairman of the Board of Directors until May 21, 2010. The compensation indicated in the table above (except for that of the Chairman and Chief Executive Officer and Messrs. Desmarest and Clément) consists solely of directors’ fees (gross amount) paid during the relevant period. None of the directors have service contracts linking them to TOTAL S.A. or any of its subsidiaries that provide for benefits upon termination of employment.

STOCK OPTIONS AWARDED IN 2011 TO THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The stock options awarded to the Chairman and Chief Executive Officer are detailed in the table “TOTAL stock options awarded to Mr. de Margerie, Chairman and Chief Executive Officer of TOTAL S.A.” below.

	Date of Plan	Type of options	Value of options (€)(a)	Number of options awarded during fiscal year(b)	Exercise price	Exercise period	Performance condition
Christophe de Margerie	2011 Plan 09/14/2011	Subscription options	702,400	160,000	33.00	09/15/2013- 09/14/2019

For 50% of the options, the condition is based on the average ROE for the Group’s 2011 and 2012 fiscal years. For 50% of the options, the condition is based on the average ROACE for the Group’s 2011 and 2012 fiscal years.

Chairman and Chief Executive Officer
Total			702,400	160,000

(a)	The value of options awarded was calculated on the day they were awarded using the Black-Scholes model based on the assumptions used for the consolidated accounts (see Note 25 to the Consolidated Financial Statements).
(b)	As part of the share subscription option plan awarded on September 14, 2011, the Board of Directors decided that, for the Chairman and Chief Executive Officer, the number of share subscription options that are likely to be exercised at the end of the two-year vesting period will be subject to performance conditions being met (see “— Grants to the Chairman and Chief Executive Officer”).

STOCK OPTIONS EXERCISED IN 2011 BY THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The stock options awarded to the Chairman and Chief Executive Officer are detailed in the table “TOTAL stock options awarded to Mr. de Margerie, Chairman and Chief Executive Officer of TOTAL S.A.” below.

	Date of Plan	Number of options exercised during fiscal year	Exercise price (€)
Christophe de Margerie	2003 Plan	113,576	32.84
Chairman and Chief Executive Officer	07/16/2003
Total		113,576

PERFORMANCE SHARES AWARDED IN 2011 TO THE CHAIRMAN AND

CHIEF EXECUTIVE OFFICER OR ANY DIRECTOR

	Date of Plan	Number of shares awarded during fiscal year	Value of shares (€)(a)	Acquisition date	Availability date	Performance condition
Christophe de Margerie Chairman and Chief Executive Officer	2011 Plan 09/14/2011	16,000	437,440	09/15/2013	09/15/2015	For 50% of the shares, the condition is based on the average ROE for the Group’s 2011 and 2012 fiscal years. For 50% of the shares, the condition is based on the average ROACE for the Group’s 2011 and 2012 fiscal years.
Claude Clément Director representing employee shareholders	2011 Plan 09/14/2011	240	6,562	09/15/2013	09/15/2015	Shares in excess of the first 100 shares are subject to a condition based on the average ROE for the Group’s 2011 and 2012 fiscal years.
Total		16,240

(a)	The value of performance shares was calculated on the day when they were awarded.

PERFORMANCE SHARES FINALLY AWARDED IN 2011 FOR THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER OR ANY DIRECTOR

	Date of Plan	Number of shares finally awarded during fiscal year	Acquisition condition
Christophe de Margerie	2009 Plan	—	—
Chairman and Chief Executive Officer	09/15/2009
Claude Clément	2009 Plan		—
Director representing employee shareholders	09/15/2009	—
Total		—	—

TOTAL STOCK OPTION GRANTS

The following table gives a breakdown of stock options awarded by category of beneficiaries (main executive officers, other executive officers and other employees) for the plans in effect during 2011.

		Number of beneficiaries	Number of options awarded(a)	Percentage		Average number of options per beneficiary(a)
2003 Plan(b)(d):: Subscription options	Main executive officers(c)	28	356,500	12.2%		12,732
Decision of the Board on July 16, 2003	Other executive officers	319	749,206	25.5%		2,349
Exercise price: €133.20; discount: 0.0%	Other employees	3,603	1,829,600	62.3%		508
Exercise price as of May 24, 2006: €32.84(a)	Total	3,950	2,935,306	100%		743
2004 Plan(d): Subscription options	Main executive officers(c)	30	423,500	12.6%		14,117
Decision of the Board on July 20, 2004	Other executive officers	319	902,400	26.8%		2,829
Exercise price: €159.40; discount: 0.0%	Other employees	3,997	2,039,730	60.6%		510
Exercise price as of May 24, 2006: €39.30(a)	Total	4,346	3,365,630	100%		774
2005 Plan(d): Subscription options	Main executive officers(c)	30	370,040	24.3%		12,335
Decision of the Board on July 19, 2005	Other executive officers	330	574,140	37.6%		1,740
Exercise price: €198.90; discount: 0.0%	Other employees	2,361	581,940	38.1%		246
Exercise price as of May 24, 2006: €49.04(a)	Total	2,721	1,526,120	100%		561
2006 Plan(d): Subscription options	Main executive officers(c)	28	1,447,000	25.3%		51,679
Decision of the Board on July 18, 2006	Other executive officers	304	2,120,640	37.0%		6,976
Exercise price: €50.60; discount: 0.0%	Other employees	2,253	2,159,600	37.7%		959
	Total	2,585	5,727,240	100%		2,216
2007 Plan(d)(e): Subscription options	Main executive officers(c)	27	1,329,360	22.8%		49,236
Decision of the Board on July 17, 2007	Other executive officers	298	2,162,270	37.1%		7,256
Exercise price: €60.10; discount: 0.0%	Other employees	2,401	2,335,600	40.1%		973
	Total	2,726	5,827,230	100%		2,138
2008 Plan(d)(e)(f): Subscription options	Main executive officers(c)	26	1,227,500	27.6%		47,212
Awarded on October 9, 2008, by decision of the Board of Directors on September 9, 2008	Other executive officers Other employees	298 1,690	1,988,420 1,233,890	44.7 27.7	% %	6,673 730
Exercise price: €42.90; discount: 0.0%	Total	2,014	4,449,810	100%		2,209
2009 Plan(d)(e)(g): Subscription options	Main executive officers(c)	26	1,201,500	27.4%		46,212
Decision of the Board on September 15, 2009	Other executive officers	284	1,825,540	41.6%		6,428
Exercise price: €39.90; discount: 0.0%	Other employees	1,742	1,360,460	31.0%		781
	Total	2,052	4,387,500	100%		2,138
2010 Plan(d)(e): Subscription options	Main executive officers(c)	25	1,348,100	28.2%		53,924
Decision of the Board on September 14, 2010	Other executive officers	282	2,047,600	42.8%		7,261
Exercise price: €38.20; discount: 0.0%	Other employees	1,790	1,392,720	29.0%		778
	Total	2,097	4,788,420	100%		2,283
2011 Plan(d)(e): Subscription options	Main executive officers(c)	29	846,600	55.7%		29,193
Decision of the Board on September 14, 2011	Other executive officers	177	672,240	44.3%		3,798
Exercise price: €33.00; discount: 0.0%	Other employees	—	—	—		—
	Total	206	1,518,840	100%		7,373

(a)	To take into account the spin-off of Arkema, pursuant to the provisions in effect on the date of the Shareholders’ Meeting on May 12, 2006, at its meeting of March 14, 2006, the Board of Directors resolved to adjust the rights of TOTAL stock options holders. For each plan and each holder, the exercise prices for TOTAL stock options were multiplied by 0.986147 and the number of unexercised stock options was multiplied by 1.014048 (and then rounded up), effective as of May 24, 2006. In addition, to take into account the four-for-one stock split approved by the Shareholders’ Meeting on May 12, 2006, the exercise price for stock options was divided by four and the number of unexercised stock options was multiplied by four. The presentation in this table of the number of options initially awarded has not been adjusted to reflect the four-for-one stock split.
(b)	Certain employees of the Elf Aquitaine group in 1998 also benefited from the vesting of Elf Aquitaine options awarded in 1998 subject to performance conditions related to the Elf Aquitaine group from 1998 to 2002. These Elf Aquitaine plans expired on March 31, 2005.
(c)	Members of the Management Committee and the Treasurer as of the date of the Board meeting awarding the options. Mr. Desmarest has not been a member of the Management Committee since February 14, 2007. Mr. Desmarest was awarded 110,000 options under the 2007 Plan and no options since 2008.
(d)	The options are exercisable, subject to a presence condition, after a 2-year vesting period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during the 4-year period from the date of the Board meeting awarding the options (except for the 2008 Plan). The presence condition states that the termination of the employment contract will result in the employee losing the right to exercise the options.
(e)	The 4-year transfer restriction period does not apply to employees of non-French subsidiaries as of the date of the grant, who may transfer the underlying shares after a 2-year period from the date of the grant.
(f)	For the 2008 Plan, the options acquisition rate, linked to the performance condition, was 60%.
(g)	For the 2009 Plan, the options acquisition rate, linked to the performance condition, was 100%.

TOTAL STOCK OPTIONS AS OF DECEMBER 31, 2011

	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan	2011 Plan	Total
Type of options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options
Date of the Shareholders’ Meeting	05/17/2001	05/14/2004	05/14/2004	05/14/2004	05/11/2007	05/11/2007	05/11/2007	05/21/2010	05/21/2010
Grant date(a)	07/16/2003	07/20/2004	07/19/2005	07/18/2006	07/17/2007	10/09/2008	09/15/2009	09/14/2010	09/14/2011
Total number of options awarded, including(b):	11,741,224	13,462,520	6,104,480	5,727,240	5,937,230	4,449,810	4,387,500	4,788,420	1,518,840	58,117,264
Directors(c)	240,000	240,000	240,720	400,720	310,840	200,660	200,000	240,000	160,000	2,232,940
— C. de Margerie	n/a	n/a	n/a	160,000	200,000	200,000	200,000	240,000	160,000	1,160,000
— C. Clément	n/a	n/a	n/a	n/a	n/a	n/a	n/a	—	—	—
— D. Boeuf	n/a	—	720	720	840	660	—	n/a	n/a	2,940
— T. Desmarest	240,000	240,000	240,000	240,000	110,000	—	—	—	n/a	1,070,000
Additional grant	—	24,000	134,400	—	—	—	—	—	—	158,400
Adjustments related to the spin-off of Arkema(d)	163,180	196,448	90,280	—	—	—	—	—	—	449,908
Date as of which the options may be exercised	07/17/2005	07/21/2006	07/20/2007	07/19/2008	07/18/2009	10/10/2010	09/16/2011	09/15/2012	09/15/2013
Expiry date	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018	09/14/2019
Exercise price (€)(e)	32.84	39.30	49.04	50.60	60.10	42.90	39.90	38.20	33.00
Cumulative number of options exercised as of December 31, 2011	11,068,508	1,266,293	38,497	8,620	—	200	1,080	2,040	9,400
Cumulative number of options canceled as of December 31, 2011	835,896	322,151	128,127	95,114	86,865	113,912	28,740	86,337	1,000
Number of options:
— outstanding as of January 1, 2011	5,734,444	12,338,847	6,178,856	5,640,886	5,866,445	4,349,158	4,371,890	4,787,300	—	49,267,826
— awarded in 2011	—	—	—	—	—	—	—	—	1,518,840	1,518,840
— canceled in 2011(f)(g)	(738,534)	(28,208)	(16,320)	(17,380)	(16,080)	(13,260)	(14,090)	(85,217)	(1,000)	(930,089)
— exercised in 2011	(4,995,910)	(216,115)	—	—	—	(200)	—	(2,040)	(9,400)	(5,223,665)
— outstanding as of December 31, 2011	—	12,094,524	6,162,536	5,623,506	5,850,365	4,335,698	4,357,800	4,700,043	1,508,440	44,632,912

(a)	The grant date is the date of the Board meeting awarding the options, except for the share subscription option plan of October 9, 2008, approved by the Board on September 9, 2008.
(b)	The number of options awarded before May 23, 2006, has been multiplied by four to take into account the four-for-one stock split approved by the Shareholders’ Meeting on May 12, 2006.
(c)	Options awarded to directors at the time of grant.
(d)	Adjustments approved by the Board at its meeting on March 14, 2006, pursuant to the provisions in effect at the time of the Board meeting and at the time of the Shareholders’ Meeting on May 12, 2006, related to the spin-off of Arkema. These adjustments were made on May 22, 2006 effective as of May 24, 2006.
(e)	Exercise price as of May 24, 2006. The exercise prices of TOTAL subscription shares under the plans in force at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL stock options under these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006. The exercise prices effective before May 24, 2006 are given in Note 25, points A, B and C to the Consolidated Financial Statements.
(f)	Out of the 930,089 options canceled in 2011, 738,534 options that were not exercised expired due to the expiry of the 2003 subscription option plan on July 16, 2011.
(g)	The acquisition rate applicable to the subscription options that were subject to the performance condition of the 2009 Plan was 100%.

If all the outstanding stock options as of December 31, 2011 were exercised, the corresponding shares would represent 1.85%(1) of the Company’s potential share capital as of such date.

(1)	Out of a total potential share capital of 2,408,400,225 shares.

TOTAL STOCK OPTIONS AWARDED TO MAIN EXECUTIVE OFFICERS (MANAGEMENT COMMITTEE AND TREASURER) AS OF DECEMBER 31, 2011

	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan	2011 Plan	Total
Type of options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options
Expiry date	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018	09/14/2019
Exercise price (€)(a)	32.84	39.30	49.04	50.60	60.10	42.90	39.90	38.20	33.00
Options awarded by the Board(b)	680,904	848,800	711,440	851,240	1,032,120	1,138,300	1,215,300	1,406,400	846,600	8,731,104
Adjustments related to the spin-off of Arkema(c)	8,988	11,992	10,048	—	—	—	—	—	—	31,028
Options outstanding as of January 01, 2011	277,119	757,792	721,488	851,240	1,032,120	1,059,901	1,215,300	1,406,400		7,321,360
Options awarded in 2011	—	—	—	—	—	—	—	—	846,600	846,600
Options exercised in 2011	(277,119)	—	—	—	—	—	—	—	—	(277,119)
Options canceled in 2011	—	—	—	—	—	—	—	(59,000)	—	(59,000)
Options outstanding as of December 31, 2011	—	757,792	721,488	851,240	1,032,120	1,059,901	1,215,300	1,347,400	846,600	7,831,841

(a)	Exercise price as of May 24, 2006. The exercise prices of TOTAL subscription shares under the plans in force at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL stock options under these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006. The exercise prices effective before May 24, 2006 are given in Note 25, points A, B and C to the Consolidated Financial Statements.
(b)	The number of options awarded before May 23, 2006, has been multiplied by four to take into account the four-for-one stock split approved by the Shareholders’ Meeting on May 12, 2006.
(c)	Adjustments approved by the Board at its meeting on March 14, 2006, pursuant to the provisions in effect at the time of the Board meeting and of the Shareholders’ Meeting on May 12, 2006, related to the spin-off of Arkema. These adjustments were made on May 22, 2006 effective as of May 24, 2006.

As part of the 2007, 2008 and 2009 share subscription option plans, the Board of Directors decided that for each beneficiary of more than 25,000 options, one-third of the options awarded in excess of this number be subject to a performance condition. For the 2010 share subscription option plan, beneficiaries of more than 3,000 options are subject to a performance condition for part of the options (see “— Grants to the Chairman and Chief Executive Officer”). For the 2011 share subscription option plan, all of the options are subject to a performance condition.

In addition, Mr. Clément, the director representing employee shareholders, has not exercised any option in 2011 and has not been awarded any share subscription options under the 2011 Plan.

TOTAL STOCK OPTIONS AWARDED TO MR. DE MARGERIE, CHAIRMAN AND

CHIEF EXECUTIVE OFFICER OF TOTAL S.A.

	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan	2011 Plan	Total
Type of options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options	Subscription options
Expiry date	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018	09/14/2019
Exercise price (€)(a)	32.84	39.30	49.04	50.60	60.10	42.90	39.90	38.20	33.00
Options awarded by the Board(b)	112,000	128,000	130,000	160,000	200,000	200,000	200,000	240,000	160,000	1,530,000
Adjustments related to the spin-off of Arkema(c)	1,576	1,800	1,828	—	—	—	—	—	—	5,204
Options outstanding as of January 01, 2011	113,576	129,800	131,828	160,000	200,000	176,667	200,000	240,000	—	1,351,871
Options awarded in 2011	—	—	—	—	—	—	—	—	160,000	160,000
Options exercised in 2011	(113,576)	—	—	—	—	—	—	—	—	(113,576)
Options canceled in 2011	—	—	—	—	—	—	—	—	—	—
Options outstanding as of December 31, 2011	—	129,800	131,828	160,000	200,000	176,667	200,000	240,000	160,000	1,398,295

(a)	Exercise price as of May 24, 2006. The exercise prices of TOTAL subscription shares under the plans in force at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL stock options under these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006. The exercise prices effective before May 24, 2006 are given in Note 25, points A, B and C to the Consolidated Financial Statements (chapter 9).
(b)	The number of options awarded before May 23, 2006, has been multiplied by four to take into account the four-for-one stock split approved by the Shareholders’ Meeting on May 12, 2006.
(c)	Adjustments approved by the Board at its meeting on March 14, 2006, pursuant to the provisions in effect at the time of the Board meeting and of the Shareholders’ Meeting on May 12, 2006, related to the spin-off of Arkema. These adjustments were made on May 22, 2006 effective as of May 24, 2006.

As part of the 2007 to 2011 Plans, the Board has made the grant of these options to the Chairman and Chief Executive Officer subject to performance conditions (see “— Grants to the Chairman and Chief Executive Officer”). For the 2009 Plan, the acquisition rate, linked to the performance conditions, was 100%.

As of December 31, 2011, the outstanding options of the Chairman and Chief Executive Officer represented 0.058%(1) of the Company’s potential share capital as of such date.

Mr. Desmarest, Chairman of the Board of Directors until May 21, 2010, was not awarded any share subscription options under the 2008, 2009, 2010 and 2011 plans. In addition, he was not awarded any performance shares under plans in the period 2005 to 2011.

(1)	Out of a total potential share capital of 2,408,400,225 shares.

STOCK OPTIONS AWARDED TO THE TEN EMPLOYEES (OTHER THAN CORPORATE EXECUTIVE OFFICERS) RECEIVING THE LARGEST AWARDS/STOCK OPTIONS EXERCISED BY THE TEN EMPLOYEES (OTHER THAN CORPORATE EXECUTIVE OFFICERS) EXERCISING THE LARGEST NUMBER OF OPTIONS

	Total number of options awarded/exercised	Exercise price (€)		Grant date(a)	Expiry date
Options awarded in 2011 to the ten employees of TOTAL S.A., or any company in the Group, receiving the largest number of options	430,400	33.00		09/14/2011	09/14/2019
Options exercised in 2011 by the ten employees of TOTAL S.A., or any company in the Group, exercising the largest number of options(b)	227,671	32.84		07/16/2003	07/16/2011
	9,736	39.30		07/20/2004	07/20/2012
	237,407	33.10	(c)

(a)	The grant date is the date of the Board meeting awarding the options.
(b)	Exercise price as of May 24, 2006. The exercise prices of TOTAL stock options under the plans in force at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL stock options under these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006. The exercise prices effective before May 24, 2006 are given in Note 25, points A, B and C to the Consolidated Financial Statements.
(c)	Weighted-average price.

TOTAL GLOBAL FREE AND PERFORMANCE SHARE GRANTS

TOTAL global free share plan

In addition to the performance shares granted, the Board of Directors decided at its meeting on May 21, 2010, to implement a global free share plan intended for all the Group employees, that is, more than 100,000 employees. On June 30, 2010, rights to twenty-five free shares were granted to every employee. The shares are subject to a vesting period of two to four years depending on the case. The shares granted are not subject to any performance condition. Following the vesting period, the shares will be issued.

Breakdown of TOTAL performance share grants

The following table gives a breakdown of TOTAL performance share grants by category of beneficiary (main executive officers, other executive officers and other employees).

		Number of beneficiaries	Number of shares awarded(a)	Percentage	Average number of shares per beneficiary
2005 Plan(b)	Main executive officers(c)	29	13,692	2.4%	472
Decision of the Board on July 19, 2005	Other executive officers	330	74,512	13.1%	226
	Other employees(d)	6,956	481,926	84.5%	69
	Total	7,315	570,130	100%	78

2006 Plan(b)	Main executive officers(c)	26	49,200	2.2%	1,892
Decision of the Board on July 18, 2006	Other executive officers	304	273,832	12.0%	901
	Other employees(d)	7,509	1,952,332	85.8%	260
	Total	7,839	2,275,364	100%	290

2007 Plan(b)	Main executive officers(c)	26	48,928	2.1%	1,882
Decision of the Board on July 17, 2007	Other executive officers	297	272,128	11.5%	916
	Other employees(d)	8,291	2,045,309	86.4%	247
	Total	8,614	2,366,365	100%	275

2008 Plan(b)	Main executive officers(c)	25	49,100	1.8%	1,964
Awarded on October 9, 2008, by decision of the Board of Directors on September 9, 2008	Other executive officers	300	348,156	12.5%	1,161
	Other employees(d)	9,028	2,394,712	85.8%	265
	Total	9,353	2,791,968	100%	299

2009 Plan(b)	Main executive officers(c)	25	48,700	1.6%	1,948
Decision of the Board on September 15, 2009	Other executive officers	284	329,912	11.1%	1,162
	Other employees(d)	9,693	2,593,406	87.3%	268
	Total	10,002	2,972,018	100%	297

2010 Plan(e)	Main executive officers(c)	24	46,780	1.6%	1,949
Decision of the Board on September 14, 2010	Other executive officers	283	343,080	11.4%	1,212
	Other employees(d)	10,074	2,620,151	87.0%	260
	Total	10,381	3,010,011	100%	290

2011 Plan	Main executive officers(c)	29	184,900	5.1%	6,376
Decision of the Board on September 14, 2011	Other executive officers	274	624,000	17.1%	2,277
	Other employees(d)	9,658	2,840,870	77.8%	294
	Total	9,961	3,649,770	100%	366

(a)	The number of performance shares awarded shown in this table has not been adjusted to take into account the four-for-one stock split approved by the Shareholders’ Meeting on May 12, 2006.
(b)	For the 2005, 2006, 2007 and 2009 Plans, the acquisition rates of the shares awarded, linked to the performance conditions, were 100%. For the 2008 Plan, the acquisition rate, linked to the performance condition, was 60%.
(c)	Members of the Management Committee and the Treasurer as of the date of the Board meeting granting the performance shares. The Chairman of the Board and the Chief Executive Officer were not awarded any performance shares, with the exception of the 2011 Plan. On September 14, 2011, the Board of Directors of TOTAL S.A. decided to grant 16,000 performance shares to Mr. de Margerie.
(d)	Mr. Clément, employee of Total Raffinage Marketing, a subsidiary of TOTAL S.A. and the director of TOTAL S.A. representing employee shareholders, was awarded 320 performance shares under the 2005 Plan, 200 performance shares under the 2007 Plan, 500 performance shares under the 2008 Plan, 240 performance shares under the 2010 Plan and 240 performance shares under the 2011 Plan.
(e)	Excluding free shares granted as part of the 2010 global free share plan.

The grant of these performance shares, which were bought back by the Company on the market, will become final after a 2-year vesting period. This final grant is subject to a presence condition and a performance condition (see “— Stock options and performance share grants policy — General policy”). Moreover, the transfer of the performance shares will not be permitted until the end of a 2-year mandatory holding period.

PERFORMANCE SHARE PLANS AS OF DECEMBER 31, 2011

	2005 Plan(a)		2006 Plan		2007 Plan		2008 Plan		2009 Plan	2010 Plan	2011 Plan
Date of the Shareholders’ Meeting	05/17/2005		05/17/2005		05/17/2005		05/16/2008		05/16/2008	05/16/2008	05/13/2011
Grant date(b)	07/19/2005		07/18/2006		07/17/2007		10/09/2008		09/15/2009	09/14/2010	09/14/2011
Closing price on grant date(c)	€52.13		€50.40		€61.62		€35.945		€41.615	€39.425	€32.69
Average repurchase price per share paid by the Company	€51.62		€51.91		€61.49		€41.63		€38.54	€39.11	€39.58
Total number of performance shares awarded, including to	2,280,520		2,275,364		2,366,365		2,791,968		2,972,018	3,010,011	3,649,770
—Directors(d)	416		416		432		588		—	240	16,240
—Ten employees with largest grants(e)	20,000		20,000		20,000		20,000		20,000	20,000	91,400
Start of the vesting period:	07/19/2005		07/18/2006		07/17/2007		10/09/2008		09/15/2009	09/14/2010	09/14/2011
Date of final grant, subject to specific condition (end of the vesting period)	07/20/2007		07/19/2008		07/18/2009		10/10/2010		09/16/2011	09/15/2012	09/15/2013
Transfer possible from (end of the mandatory holding period)	07/20/2009		07/19/2010		07/18/2011		10/10/2012		09/16/2013	09/15/2014	09/15/2015
Number of performance shares:
— Outstanding as of January 1, 2011	—		—		—		—		2,954,336	3,000,637	—
—Awarded in 2011	—		—		—				—	—	3,649,770
—Canceled in 2011	800	(g)	700	(g)	792	(g)	356	(g)	(26,214)	(10,750)	(19,579)
—Finally granted in 2011(f)	(800	)(g)	(700	)(g)	(792	)(g)	(356	)(g)	(2,928,122)	(1,836)	—
—Outstanding as of December 31, 2011	—		—		—		—		—	2,988,051	3,630,191

(a)	The number of performance shares awarded has been multiplied by four to take into account the four-for-one stock split approved by TOTAL Shareholders’ Meeting on May 12, 2006.
(b)	The grant date is the date of the Board meeting awarding the performance share grant, except for the performance shares awarded on October 9, 2008, approved by the Board on September 9, 2008.
(c)	To take into account the four-for-one stock split in May 18, 2006, the closing price for TOTAL shares on July 19, 2005 (€208.50) has been divided by four.
(d)	Mr. Desmarest, Chairman of the Board of Directors of TOTAL S.A. until May 21, 2010, and Mr. de Margerie, Chief Executive Officer since February 13, 2007 and Chairman and Chief Executive Officer since May 21, 2010, were not awarded performance shares under the plans approved by the Board of Directors of TOTAL S.A. on July 18, 2006, July 17, 2007, September 9, 2008, September 15, 2009 and September 14, 2010. Furthermore, Mr. Desmarest was not awarded performance shares under the plan approved by the Board of Directors of TOTAL S.A. on July 19, 2005. On September 14, 2011, the Board of Directors of TOTAL S.A. decided to grant 16,000 performance shares to Mr. de Margerie. In addition, Mr. Boeuf, director of TOTAL S.A. representing employee shareholders until December 31, 2009, was awarded performance shares under the plans approved by the Board of Directors of TOTAL S.A. on July 19, 2005, July 18, 2006, July 17, 2007 and September 9, 2008. Mr. Boeuf was not awarded any performance shares under the plan approved by the Board of Directors of TOTAL S.A. on September 15, 2009.
Mr. Clément, director of TOTAL S.A. representing employee shareholders since May 21, 2010, was awarded 240 performance shares under the plan approved by the Board of Directors of TOTAL S.A. on September 14, 2011. In addition, Mr. Clément was awarded 240 performance shares under the plan approved by the Board of Directors of TOTAL S.A. on September 14, 2010.
(e)	Employees of TOTAL S.A., or of any Group company, who were not directors of TOTAL S.A. as of the date of grant.
(f)	For the 2010 Plan, final grants following the death of the beneficiary.
(g)	Performance shares finally awarded for which the entitlement right had been canceled erroneously.

In case of a final grant of the outstanding performance shares as of December 31, 2011, the corresponding shares would represent 0.27%(1) of the Company’s potential share capital as of such date.

(1)	Out of a total potential share capital of 2,408,400,225 shares.

FOLLOW-UP OF THE GLOBAL FREE SHARE PLAN

	2010 Plan (2+2)(b)	2010 Plan (4+0)(c)	Total
Date of the Shareholders’ Meeting	05/16/2008	05/16/2008
Grant date(a)	06/30/2010	06/30/2010
Final grant date	07/01/2012	07/01/2014
Transfer possible from	07/01/2014	07/01/2014
Outstanding as of January 1, 2010
Awarded	1,508,850	1,070,650	2,579,500
Canceled	(125)	(75)	(200)
Finally granted(d)	(75)		(75)
Outstanding as of January 1, 2011	1,508,650	1,070,575	2,579,225
Awarded	—	—	—
Canceled	(29,175)	(54,625)	(83,800)
Finally granted(d)	(475)	(425)	(900)
Outstanding as of December 31, 2011	1,479,000	1,015,525	2,494,525

(a)	The June 30, 2010 grant was decided by the Board of Directors on May 21, 2010.
(b)	Vesting period of two years followed by a holding period of two years.
(c)	Vesting period of four years without a holding period.
(d)	Final grant following the death or disability of the beneficiary of the shares.

In case of a final grant of the outstanding shares as of December 31, 2011, the corresponding shares would represent 0.10%(1) of the Company’s potential share capital as of such date.

PERFORMANCE SHARE GRANTS TO THE TEN EMPLOYEES (OTHER THAN CORPORATE EXECUTIVE OFFICERS) RECEIVING THE LARGEST NUMBER OF PERFORMANCE SHARES

	Number of performance shares granted/finally awarded	Grant date	Date of final grant (end of vesting period)	End of mandatory holding period
Performance share grants approved by the Board meeting on September 14, 2011 to the ten TOTAL S.A. employees (other than corporate executive officers) receiving the largest number of performance shares(a)	91,400	09/14/2011	09/15/2013	09/15/2015
Performance shares finally awarded in 2011 following the performance share plan approved by the Board meeting on September 15, 2009, to the ten employees (other than corporate executive officers) at the time of such approval receiving the largest number of performance shares(b)	20,000	09/15/2009	09/16/2011	09/16/2013

(a)	Grant approved by the Board on September 14, 2011. Grants of these performance shares will become final, subject to a performance condition, after a 2-year vesting period (i.e., on September 15, 2013) (see “— Stock options and performance share grants policy — General policy”). Moreover, the transfer of the performance shares will not be permitted until the end of a 2-year mandatory holding period (i.e., on September 15, 2015).
(b)	This final grant is subject to a performance condition (see “— Stock options and performance share grants policy — General policy”). The acquisition rate of the shares awarded, linked to the performance condition, was 100%. Moreover, the transfer of the performance shares finally awarded will only be permitted after the end of a 2-year mandatory holding period (i.e., from September 16, 2013).

(1)	Out of a total potential share capital of 2,408,400,225 shares.

CORPORATE GOVERNANCE

For several years, TOTAL has been actively examining corporate governance matters. At its meeting on November 4, 2008, the Board of Directors confirmed its decision to refer to the Corporate Governance Code for Listed Companies published by the principal French business confederations, the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) (“AFEP-MEDEF Code”) for corporate governance matters.

The AFEP-MEDEF Code was amended in April 2010 to make recommendations related to the balanced number of men and women sitting in Board and Committees’ meetings. The code recommends that a target of at least 20% of women be reached before April 2013 and at least 40% before April 2016. These requirements were also stipulated in the French law of January 27, 2011 regarding balanced representation of men and women on Boards of Directors and Supervisory Boards and equal opportunity. The law states that the 20% threshold must be attained at the end of the 2014 Shareholders’ Meeting and that the 40% threshold must be attained at the end of the 2017 Shareholders’ Meeting.

As of December 31, 2011, the Company’s Board of Directors was comprised of four women out of a total of fifteen members (i.e., 26%). At the Shareholders’ Meeting in May 2012, it will be proposed to appoint one additional woman to replace one director whose term is coming to an end. If the resolution is approved by the Shareholders’ Meeting, the proportion of women sitting on the Board will be one-third. The Board of Directors will keep examining corporate governance issues to keep diversifying in the years to come.

At its meeting on February 8, 2012, the Nominating & Governance Committee examined current practices in the Company in view of the AFEP-MEDEF code and concluded that the Company complied with almost all the recommendations.

Mr. Thierry Desmarest, Honorary Chairman of the Company and director, can still be entrusted with representative missions for the Group, by decision of the Board of Directors on May 21, 2010.

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

An unabridged version of these rules of procedure, which were approved by the Board of Directors of TOTAL S.A.(1), is available herein.

Mission of the Board of Directors

The mission of the Board of Directors is to determine the strategic direction of the Group and supervise the implementation of this vision. With the exception of the powers and authority expressly reserved for shareholders and within the limits of the Company’s legal purpose, the Board may address any issue related to the operation of the Company and take any decision concerning the matters falling within its purview. Within this framework, the Board’s duties and responsibilities include, but are not limited to, the following:

•	appointing the Chairman and the Chief Executive Officer(2) and supervising the handling of their responsibilities;
•	defining the Company’s strategic orientation and, more generally, that of the Group;

(1)	In these rules of procedure, TOTAL S.A. is referred to as the “Company” and, collectively with all of its direct and indirect subsidiaries, as the “Group”.
(2)	The Chairman and Chief Executive Officer, if the Chairman of the Board of Directors is also responsible for the general management of the Company, the Chairman of the Board of Directors and the Chief Executive Officer, if this is not the case, and, where appropriate, any acting Managing Directors, in accordance with the organization adopted by the Board of Directors.

•	approving investments or divestments under study by the Group that concern amounts greater than 3% of shareholders’ equity;
•	reviewing information on significant events related to the Company’s affairs, in particular for investments or divestments that are greater than 1% of shareholders’ equity;
•	conducting audits and investigations as it may deem appropriate. The Board, with the assistance of the Audit Committee where appropriate, ensures that:
–	the proper definition of authority within the Company and the proper exercise of duties and responsibilities by the bodies of the Company are in place;
–	no individual is authorized to contract on behalf of the Company or to commit to pay, or to make payments, on behalf of the Company, without proper supervision and control;
–	the internal control function operates properly and that the statutory auditors are able to conduct their audits under appropriate circumstances;
–	the committees it has created duly perform their responsibilities;
•

monitoring the quality of the information provided to the shareholders and the financial markets through the financial statements that it approves and the annual reports, or when major transactions are conducted;

•	convening and setting the agenda for Shareholders’ Meetings or meetings of bondholders;
•	preparing, for each year, a list of the directors it deems to be independent under generally recognized corporate governance criteria.

Directors’ obligations

Before accepting a directorship, every candidate receives a copy of TOTAL S.A.’s by-laws and rules of procedure. He ensures that he has broad knowledge of the general and particular commitments related to his duty, especially the laws and regulations governing directorships in French limited liability companies (société anonyme) whose shares are listed in one or several regulated markets.

Accepting a directorship involves upholding the Directors’ ethical rules as described in the Code of Corporate Governance to which the Company refers. It also involves upholding the rules of procedure and the Group’s values as described in its Code of Conduct.

When directors participate in and vote at Board meetings, they are required to represent the interest of the shareholders and the Company as a whole.

Independence of judgment: Directors undertake, under any circumstance, to maintain the independence of their analysis, judgment, decision making and actions as well as not to be unduly influenced, directly or indirectly, by other directors, particular groups of shareholders, creditors, suppliers and, more generally, any third party.

Preparation of each Board meeting: Directors undertake to devote the amount of time required to consider the information they are given and otherwise prepare for meetings of the Board and of the committees on which they sit. Directors may request any additional information that they feel is necessary or useful from the Chairman and Chief Executive Officer. Directors, if they consider it necessary, may request training on the Company’s specificities, businesses and activities, and any other training that is of use in the exercise of their duties as Directors.

Directors attend all Board meetings and all committees or Shareholders’ Meetings, unless they have previously contacted the Chairman to inform him of scheduling conflicts.

Files reviewed at each meeting of the Board as well as the information collected before or during the meetings are confidential. Directors cannot use them for or share them with a third party whatever the reason. Directors take any necessary measures to keep them confidential. Confidentiality and privacy are lifted when such information is made publicly available by the Company.

The Chairman of the Board makes sure that the Company provides the directors with the relevant information, including criticisms, in particular financial statement reports and press releases, and the main press articles about the Company.

Duty of loyalty: Directors cannot take advantage of their office or duties to ensure, for themselves or a third party, any monetary or non-monetary benefit.

They notify the Board of Directors of any potential conflicts of interest with the Company or any other company of the Group. They refrain from participating in the vote relating to the corresponding resolution or even to the debate preceding the vote.

Directors must inform the Board of Directors of their entering into a transaction that involves directly the Company or any other company of the Group before such transaction is closed.

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

Company’s securities and stock exchange rules: While in office, directors are required to hold the minimum number of registered shares as set by the Company’s by-laws.

Directors refrain from trading any shares and ADRs of TOTAL S.A. and its publicly traded subsidiaries for which they hold non-public information that could impact the securities’ market value. To this purpose, directors act in compliance with the following procedures:

•

any shares and ADRs of TOTAL S.A. and its publicly traded subsidiaries are to be held in registered form, either with the Company or its agent(1), or administered registered shares with a French broker (or U.S. broker for ADRs) whose contact details are communicated to the Board’s Secretary by the director;

•	buying on margin or short selling (Paris option market (MONEP), warrants, exchangeable obligations, etc.) those same securities is also prohibited;
•

any transaction on the TOTAL share (or ADR) is strictly prohibited, including hedging transactions, on the day when the Company discloses its periodic earnings (quarterly, interim and annual) as well as the fifteen calendar days preceding such date; and

•

directors make all necessary arrangements to declare to the French Financial Markets Authority (Autorité des marchés financiers) and inform the Board’s secretary, under the form and timeframe provided for by applicable laws, of any transaction on the company’s securities entered into by himself or any other individual with whom he is closely related.

Workings of the Board of Directors

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

The Board allocates directors’ fees to, and may allocate additional directors’ fees to, directors who participate on specialized committees within the total amount established by the Shareholders’ Meeting. The Chairman and the Chief Executive Officer are not awarded directors’ fees for their work on the Board and Committees.

The Board of Directors, based on the recommendation of its Chairman, appoints a Secretary. Every member of the Board of Directors can refer to the Secretary and benefit from his assistance. The Secretary is responsible for the working procedures of the Board of Directors. The Board shall review such procedures periodically.

The Board conducts, at regular intervals not to exceed three years, an assessment of its practices. Such assessment is carried out possibly under the supervision of an independent director or with the contribution of an outside counsel. In addition, the Board of Directors conducts an annual discussion of its methods.

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

He ensures that directors have in due course clear and appropriate information that is necessary to carry out their duties.

He is responsible, with the Group’s general management, for maintaining relations between the Board and the Company’s shareholders. He monitors the quality of the information disclosed by the Company.

In close cooperation with the Group’s general management, he may represent the Group in high-level discussions with government authorities and the Group’s important partners, on both a national and international level.

(1)	Currently, BNP Paribas Securities Services for TOTAL shares and Bank of New York for TOTAL ADRs.

He is regularly informed by the Chief Executive Officer of events and situations that are important for the Group relating to the strategy, organization, monthly financial reporting, major investment and divestment projects and major financial operations. He may request that the Chief Executive Officer or other Company directors, provided the Chief Executive Officer is informed, provide any useful information for the Board or its committees to carry out their duties.

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

Authority of the Chief Executive Officer

The Chief Executive Officer is responsible for the general management of the Company. He chairs the Group’s Executive Committee and Management Committee. Subject to the Company’s corporate governance rules and in particular the rules of procedure of the Board of Directors, he has the full extent of authority to act on behalf of the Company in all instances, with the exception of actions that are, by law, reserved to the Board of Directors or to Shareholders’ meetings.

The Chief Executive Officer is responsible for periodic reporting of the Group’s results and outlook to shareholders and the financial community.

At each meeting of the Board, the Chief Executive Officer reports the highlights of the Group’s activity.

Committees of the Board of Directors

The Board of Directors approved the creation of:

•	an Audit Committee;
•	a Nominating & Governance Committee;
•	a Compensation Committee; and
•	a Strategic Committee.

The missions and composition of these committees are defined in their relevant rules of procedure approved by the Board of Directors. The Committees carry out their duty for and report to the Board of Directors. Each committee reports on its activities to the Board of Directors.

Committees of the Board of Directors

The Committees of the Board of Directors are: an Audit Committee; a Nominating & Governance Committee; a Compensation Committee; and a Strategic Committee.

On April 28, 2011, the Board agreed in principle on the creation of a new Strategic Committee, the composition and rules of which it approved at its meeting on July 28, 2011. This Committee was set up and met for the first time on September 14, 2011.

The composition and an unabridged version of the rules of procedures of the Committees of the Board of Directors is available herein.

Audit Committee

Rules of procedure (unabridged version)

The Board of Directors of TOTAL S.A. (hereafter referred to as the “Company” and, collectively with all its direct and indirect subsidiaries, as the “Group”) has approved the following rules of procedure of the Company’s Audit Committee (hereafter, the “Committee”).

The members of the Committee are directors of the Company and therefore uphold the rules of procedure of the Board of Directors of TOTAL S.A.

Mission: To allow the Board of Directors of TOTAL S.A. to ensure that internal control is effective and that published information available to shareholders and financial markets is reliable, the duties of the Committee include:

•	recommending the appointment of statutory auditors and their compensation, ensuring their independence and monitoring their work;
•	establishing the rules for the use of statutory auditors for non-audit services and verifying their implementation;
•	supervising the audit by the statutory auditors of the Company’s statutory financial statements and consolidated financial statements;
•

examining the accounting policies used to prepare the financial statements and examining the Company’s statutory financial statements and consolidated annual, semi-annual, and quarterly financial statements prior to their examination by the Board of Directors, after regularly monitoring the financial situation, cash position and obligations of the Company;

•	supervising the implementation of internal control and risk management procedures and their effective application, with the assistance of the internal audit department;
•	supervising procedures for preparing financial information;
•	monitoring the implementation and activities of the disclosure committee, including reviewing the conclusions of this committee;

•	reviewing the annual work program of internal and external auditors;
•	receiving information periodically on completed audits and examining annual internal audit reports and other reports (statutory auditors, annual report, etc.);
•	reviewing the choice of appropriate accounting principles and methods;
•	reviewing the Group’s policy for the use of derivative instruments;
•	reviewing, if requested by the Board of Directors, major transactions contemplated by the Group;
•	reviewing significant litigation annually;
•	implementing and monitoring compliance with the financial code of ethics;
•

proposing to the Board of Directors, for implementation, a procedure for complaints or concerns of employees, shareholders and others, related to accounting, internal accounting controls or auditing matters, and monitoring the implementation of this procedure; and

•	reviewing the procedure for booking the Group’s proved reserves.

Composition: The Committee is made up of at least three directors designated by the Board of Directors. Members must be independent directors.

In selecting the members of the Committee, the Board of Directors pays particular attention to their independence and their financial and accounting qualifications.

The Board of Directors appoints one of the members of the Committee to serve as the financial expert on the Committee.

Members of the Committee may not be executive officers of the Company or one of its subsidiaries, nor own more than 10% of the Company’s shares, whether directly or indirectly, individually or acting together with another party.

Members of the Committee may not receive from the Company and its subsidiaries, either directly or indirectly, any compensation other than: (i) directors’ fees paid for their services as directors or as members of the committee, or, if applicable, as members of another committee of the Company’s Board; and (ii) compensation and pension benefits related to prior employment by the Company, or another Group company, which are not dependent upon future work or activities.

The term of office of the members of the Committee coincides with the term of their appointment as director. The term of office as a member of the Committee may be renewed at the same time as the appointment as director.

However, the Board of Directors can change the composition of the Committee at any time.

Organization of activities: The Committee appoints its own Chairman. The Chairman appoints the Committee secretary, who may be the Chief Financial Officer of the Company.

The Committee deliberates when at least one-half of its members are present. A member of the Committee cannot be represented.

The Committee meets at least four times a year to review the annual and quarterly consolidated financial statements, and at the request of its Chairman, at least one-half of its members, the Chairman of the Board of Directors or the Chief Executive Officer of the Company. The Committee Chairman prepares the schedule of its meetings.

The Audit Committee may meet with the Chairman of the Board, the Chief Executive Officer, and, if applicable, any acting Managing Director of the Company and perform inspections and consult with managers of operating or non-operating departments, as may be useful in performing its duties. The Chairman of the committee gives prior notice of such meeting to the Chairman of the Board or, if the latter is not the Chief Executive Officer, to both the Chairman of the Board of Directors and the Chief Executive Officer. In particular, the Committee is authorized to consult with those involved in preparing or auditing the financial statements (Chief Financial Officer and principal Finance Department managers, Audit Department, Legal Department) by asking the Company’s Chief Financial Officer to call them to a meeting.

The Committee consults with the statutory auditors. It has the capacity of consulting them without Company representatives attending. If it is informed of a substantial irregularity, it recommends that the Board of Directors take all appropriate action.

If it deems it necessary to accomplish its duties, the Committee may request from the Board of Directors the resources to engage external consultants.

The proposals made by the Committee to the Board of Directors are adopted by a majority of the members present at the Committee meeting. The Chairman of the Committee casts the deciding vote if an even number of members is present at the meeting.

The Committee can adopt proposals intended for the Board of Directors without meeting if all the members of the Committee so agree and sign each proposal.

A written summary of Committee meetings is drawn up.

Report: The Committee submits written reports to the Board of Directors regarding its work.

It periodically evaluates its performance based on these rules of procedure and, if applicable, offers suggestions for improving its performance.

Members of the Audit Committee in 2011

In 2011, the Committee’s members were Ms. Patricia Barbizet, Mr. Thierry de Rudder and Mr. Bertrand Jacquillat, until his term as director expired on May 13, 2011. At the Shareholders’ Meeting on May 13, 2011, Ms. Marie-Christine Coisne-Roquette was appointed a member of the Audit Committee to replace Mr. Jacquillat.

All of the members of the Committee are independent directors and have recognized experience in the financial and accounting fields.

The Committee is chaired by Ms. Barbizet.

At its meeting on July 28, 2011, the Board of Directors decided to appoint Ms. Barbizet to serve as the Audit Committee financial expert based on a recommendation by the Audit Committee.

At its meeting on January 12, 2012, the Board of Directors decided to co-opt Mr. Gérard Lamarche as a director and to nominate him as a member of the Audit Committee in replacement of Mr. de Rudder, who is resigning from his position as a Director.

Compensation Committee

Rules of procedure (unabridged version)

The Board of Directors of TOTAL S.A. (hereafter referred to as the “Company” and, collectively with all its direct and indirect subsidiaries, as the “Group”) has approved the following rules of procedure of the Company’s Compensation Committee (hereafter, the “Committee”).

The members of the Committee are directors of the Company and therefore uphold the rules of procedure of the Board of Directors of TOTAL S.A.

The Committee is focused on:

•	examining the executive compensation policies implemented by the Group and the compensation of members of the Executive Committee;
•	evaluating the performance and recommending the compensation of each corporate executive officer, and
•	preparing reports which the Company must present in these areas.

Duties: The Committee’s duties include:

•

examining the main objectives proposed by the Company’s general management regarding compensation of the Group’s executive officers, including stock option and restricted share grant plans and equity-based plans, and advising on this subject;

•	presenting recommendations and proposals to the Board of Directors concerning:
–

compensation, pension and life insurance plans, in-kind benefits and other compensation (including severance benefits) for the corporate executive officers of the Company; in particular, the Committee proposes compensation structures that take into account the Company’s strategy, objectives and earnings and market practices,

–	stock option and restricted share grants, particularly grants of registered shares to the corporate executive officers;
•	examining the compensation of the members of the Executive Committee, including stock option and restricted share grant plans and equity-based plans, pension and insurance plans and in-kind benefits;
•	preparing and presenting reports in accordance with these rules of procedure;
•	examining, for the parts within its remit, reports to be sent by the Board of Directors or its Chairman to the shareholders;
•	preparing recommendations requested at any time by the Chairman of the Board of Directors or the general management of the Company regarding compensation.

Composition: The Committee is made up of at least three directors designated by the Board of Directors. A majority of the members must be independent directors.

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

The term of office of the members of the Committee coincides with the term of their appointment as director. The term of office as a member of the Committee may be renewed at the same time as the appointment as director.

However, the Board of Directors can change the composition of the Committee at any time.

Organization of activities: The Committee appoints its Chairman and its secretary. The secretary is a Company senior executive.

The Committee deliberates when at least one-half of its members are present. A member of the Committee cannot be represented.

The Committee meets at least twice a year. It meets on an as-needed basis through notice by its Chairman or by one-half of its members.

The Committee invites the Chairman of the Board or the Chief Executive Officer of the Company, as applicable, to present recommendations. Neither the Chairman nor the Chief Executive Officer may be present during the Committee’s deliberations regarding his own situation. If the Chairman of the Board is not the Chief Executive Officer of the Company, the Chief Executive Officer may not be present during the Committee’s deliberations regarding the situation of the Chairman of the Board.

While maintaining the appropriate level of confidentiality for its discussions, the Committee may request from the Chief Executive Officer to be assisted by any senior executive of the Company whose skills and qualifications could facilitate the handling of an agenda item.

If it deems it necessary to accomplish its duties, the Committee may request from the Board of Directors the resources to engage external consultants.

The proposals made by the Committee to the Board of Directors are adopted by a majority of the members present at the Committee meeting. The Chairman of the Committee casts the deciding vote if an even number of Committee members is present at the meeting.

The Committee can adopt proposals intended for the Board of Directors without meeting if all the members of the Committee so agree and sign each proposal.

A written summary of Committee meetings is drawn up.

Report: The Committee reports on its activities to the Board of Directors.

At the request of the Chairman of the Board, the Committee examines all draft reports of the Company regarding compensation of the executive officers or any other issues relevant to its area of expertise.

Members of the Compensation Committee in 2011

In 2011, the Committee’s members were Messrs. Patrick Artus, Bertrand Collomb, Thierry Desmarest and Michel Pébereau. Messrs. Artus, Collomb and Pébereau are independent directors. Mr. Pébereau chairs the Committee.

At its meeting on February 9, 2012, the Board of Directors decided to change the composition of the Compensation Committee. As of this date, the Committee’s members are Messrs. Patrick Artus, Gunnar Brock, Thierry Desmarest, Claude Mandil and Michel Pébereau. Messrs. Artus, Brock, Mandil and Pébereau are independent directors.

Nominating & Governance Committee

Rules of procedure (unabridged version)

The Board of Directors of TOTAL S.A. (hereafter referred to as the “Company” and, collectively with all its direct and indirect subsidiaries, as the “Group”) has approved the following rules of procedure of the Company’s Nominating and Governance Committee (hereafter, the “Committee”).

The members of the Committee are directors of the Company and therefore uphold the rules of procedure of the Board of Directors of TOTAL S.A.

The Committee is focused on:

•

recommending to the Board of Directors the persons that are qualified to be appointed as directors, so as to guarantee the scope of coverage of the Directors’ competencies and the diversity of their profiles;

•	recommending to the Board of Directors the persons that are qualified to be appointed as corporate executive officers;
•	preparing the Company’s corporate governance rules and supervising their implementation; and
•	examining any questions referred to it by the Board or the Chairman of the Board, in particular questions related to ethics and situations of conflicting interests.

Duties: The Committee’s duties include:

•

presenting recommendations to the Board for its membership and the membership of its committees, and the qualification in terms of independence of each candidate for Directors’ positions on the Board of Directors;

•	proposing annually to the Board of Directors the list of directors who may be considered as “independent directors”;
•	examining, for the parts within its remit, reports to be sent by the Board of Directors or its Chairman to the shareholders;
•

assisting the Board of Directors in the selection and evaluation of the corporate executive officers and examining the preparation of their possible successors, including cases of unforeseeable absence;

•	recommending to the Board of Directors the persons that are qualified to be appointed as directors;
•	recommending to the Board of Directors the persons that are qualified to be appointed as member of a Committee of the Board of Directors;
•

proposing methods for the Board of Directors to evaluate its performance, and in particular preparing means of regular self-assessment of the workings of the Board of Directors, and the possible assessment thereof by an external consultant;

•	proposing to the Board of Directors the terms and conditions for allocating directors’ fees and the conditions under which expenses incurred by the directors are reimbursed;
•	developing and recommending to the Board of Directors the corporate governance principles applicable to the Company;
•	examining any questions referred to it by the Board or the Chairman of the Board, in particular questions related to ethics and situations of conflicting interests;
•	preparing recommendations requested at any time by the Board of Directors or the general management of the Company regarding appointments or governance.
•	examining the conformity of the Company’s governance practices with the recommendations of the Code of Corporate Governance adopted by the Company;
•	examining changes in the duties of the Board of Directors.

Composition: The Committee is made up of at least three directors designated by the Board of Directors. A majority of the members must be independent directors.

Members of the Nominating & Governance Committee, other than the Company’s corporate executive officers, may not receive from the Company and its subsidiaries any compensation other than: (i) directors’ fees paid for their services as directors or as members of the committee, or, if applicable, as members of another committee of the Company’s Board; (ii) compensation and pension benefits related to prior employment by the Company, or another Group company, which are not dependent upon future work or activities.

The term of office of the members of the Committee coincides with the term of their appointment as director. The term of office as a member of the Committee may be renewed at the same time as the appointment as director.

However, the Board of Directors can change the composition of the Committee at any time.

Organization of activities: The Committee appoints its Chairman and its secretary. The secretary is a Company senior executive.

The Committee deliberates when at least one-half of its members are present. A member of the Committee cannot be represented.

The Committee meets at least twice a year. It meets on an as-needed basis through notice by its Chairman or by one-half of its members.

The Committee invites the Chairman of the Board or the Chief Executive Officer of the Company, as applicable, to present recommendations. The corporate executive officers, whether they are members of the Committee or invited to its meetings, may not be present at deliberations concerning their own situation.

While maintaining the appropriate level of confidentiality for its discussions, the Committee may request from the Chief Executive Officer to be assisted by any senior executive of the Company whose skills and qualifications could facilitate the handling of an agenda item.

If it deems it necessary to accomplish its duties, the Committee may request from the Board of Directors the resources to engage external consultants.

The proposals made by the Committee to the Board of Directors are adopted by a majority of the members present at the Committee meeting. The Chairman of the Committee casts the deciding vote if an even number of Committee members is present at the meeting.

The Committee can adopt proposals intended for the Board of Directors without meeting if all the members of the Committee so agree and sign each proposal.

A written summary of Committee meetings is drawn up.

Report: The Committee reports on its activities to the Board of Directors.

Members of the Nominating & Governance Committee in 2011

In 2011, the Committee’s members were Messrs. Bertrand Collomb, Thierry Desmarest and Michel Pébereau. Messrs. Collomb and Pébereau are independent directors. The Committee is chaired by Mr. Desmarest. At its meeting on February 9, 2012, the Board of Directors decided to change the composition of the Nominating and Governance Committee. As of this date, the Committee’s members are Messrs. Patrick Artus, Gunnar Brock, Bertrand Collomb, Thierry Desmarest and Claude Mandil. Messrs. Artus, Brock, Collomb and Mandil are independent directors.

Strategic Committee

Rules of procedure (unabridged version)

The members of the Committee are directors of the Company and therefore uphold the rules of procedure of the Board of Directors of TOTAL S.A.

Duties: To allow the Board of Directors of TOTAL S.A. to ensure the Group’s development, the Committee’s duties include:

•	examining the overall strategy of the Group proposed by the Company’s general management;
•	examining operations that are of particular strategic importance;
•	reviewing competition and the resulting medium and long-term outlook for the Group.

Composition: The Committee is made up of at least five directors designated by the Board of Directors.

Members of the Committee may not receive from the Company and its subsidiaries, either directly or indirectly, any compensation other than:

•	directors’ fees paid for their services as directors or as members of the Committee, or, if applicable, as members of another committee of the Company’s Board; and
•	compensation and pension benefits related to prior employment by the Company, or another Group company, which are not dependent upon future work or activities.

The term of office of the members of the Committee coincides with the term of their appointment as director. The term of office as a member of the Committee may be renewed at the same time as the appointment as director.

However, the Board of Directors can change the composition of the Committee at any time.

Organization of activities: The Chairman of the Board of Directors of the Company chairs the Committee. The Chairman appoints the Committee secretary, who may be the Secretary of the Board of Directors.

The Committee deliberates when at least one-half of its members are present. A member of the Committee cannot be represented.

The Committee meets at least once a year and at the request of its Chairman, at least one-half of its members, or the Chief Executive Officer of the Company. The Committee Chairman prepares the schedule of its meetings.

Directors who are not members of the Committee are free to participate in the Committee’s meetings. This voluntary participation entitles them to the same directors’ fees as those paid to the members of the Committee for attending meetings.

The Committee may meet with the Chief Executive Officer, and, if applicable, any acting Managing Director of the Company and consult with managers of operating or non-operating departments, as may be useful in performing its duties. The Chairman of the Committee [, if the latter is not the Chief Executive Officer of the Company,] gives prior notice of such meeting to the Chief Executive Officer. In particular, the Committee is authorized to consult with the Vice President Strategy & Business Intelligence of the Company or the person delegated by the latter, by asking the Company’s Chief Executive Officer to call them to a meeting.

If it deems it necessary to accomplish its duties, the Committee may request from the Board of Directors the resources to engage external consultants.

A written summary of Committee meetings is drawn up.

Report: The Committee submits written reports to the Board of Directors regarding its work.

It periodically evaluates its performance based on these rules of procedure and, if applicable, offers suggestions for improving its performance.

Members of the Strategic Committee in 2011

In 2011, the Committee’s members were Mmes. Patricia Barbizet, Barbara Kux and Anne Lauvergeon and Messrs. Christophe de Margerie, Thierry Desmarest, Gunnar Brock, Claude Mandil and Thierry de Rudder.

At its meeting on January 12, 2012, the Board of Directors decided to co-opt Mr. Gérard Lamarche as a director and to nominate him as a member of the Strategic Committee in replacement of Mr. de Rudder, who resigned from his position as a Director.

Mmes. Barbizet, Kux and Lauvergeon and Messrs. Brock, Mandil and Lamarche are independent directors.

As a reminder, directors who are not members of the Committee are free to participate in the Committee’s meetings.

Mr. Christophe de Margerie chairs the Committee.

Board of Directors practices

Management form

On May 21, 2010, the Board of Directors decided to reunify the positions of Chairman and Chief Executive Officer and appoint the Chief Executive Officer to the duties of Chairman of the Board. This decision was made further to the work done by the Nominating & Governance Committee and in the best interests of the Company, taking into account the advantage of the unified management and the majority of independent directors appointed at the Committees, which ensures balanced authority.

The Board of Directors deemed that the unified management form was the most appropriate to the Group’s organization, modus operandi and business, and the specificities of the oil and gas sector. It respects the respective prerogatives of the various Company instances (Shareholders’ meeting, Board of Directors, general management).

Moreover, the Company by-laws and the respective rules of procedure of the Board of Directors and the Committees provide the guarantees required to implement best governance practices within a unified management framework. In particular, the by-laws allow the Board to nominate one or two Vice-Chairmen. They also state that the Board of Directors can be summoned by any means, even verbally, or at short notice in the event of an emergency, by the Chairman, a Vice-Chairman, or one third of the members, at any time and whenever the Company so requires. The rules of procedure of the Board of Directors also state that each Director is required to inform the Board of Directors of any conflicts of interest with the Company or with any other company in the Group, and to abstain from voting on the resolution in question, and even to refrain from taking part in the debate preceding the vote.

Performance and evaluation

At its meeting on February 10, 2011, the Board of Directors discussed its practices and made suggestions for improvement with respect to broadening criteria when benchmarking with other companies, and for a thorough study of the Group’s opportunities in the energy sector. These proposals were implemented at the meeting of the new Strategic Committee and when the report of the meeting was presented to the Board of Directors.

At its meeting of February 9, 2012, the Board of Directors discussed its practices on the basis of a formal evaluation carried out by means of a detailed questionnaire completed by all of the directors. The responses were then submitted for examination by the Nominating & Governance Committee and summarized. It is this summary that was discussed by the Board of Directors.

The formal evaluation showed a generally positive opinion of the practices of the Board of Directors and the Committees, which highlighted that the improvements requested by the directors in 2011 had been made. The Board therefore stated that it was globally satisfied with its practices and suggested improvements mainly relating to more in-depth strategic reflection. This has already been put in place with the Strategic Committee, and work in this area will continue for the benefit of the Board of Directors and the Group.

EMPLOYEES AND SHARE OWNERSHIP

Employees

The tables below set forth the number of employees, by division and geographic location, of the Group (fully consolidated subsidiaries) as of the end of the periods indicated:

	Upstream	Downstream	Chemicals	Corporate	Total
2011	23,563	29,423	41,665	1,453	96,104
2010	17,192	32,631	41,658	1,374	92,855
2009	16,628	33,760	44,667	1,332	96,387

	France	Rest of Europe	Rest of the World	Total
2011	35,037	22,453	38,614	96,104
2010	35,169	24,931	32,755	92,855
2009	36,407	26,299	33,681	96,387

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

Profit-sharing agreements

Under the June 26, 2009 profit-sharing agreements concerning ten Group companies, the amount available for employees profit-sharing is determined, when permitted by local law, based on the return on equity (ROE) performance of the Group.

Employee shareholding

The total number of TOTAL shares held by employees as of December 31, 2011, is as follows:

“TOTAL ACTIONNARIAT FRANCE”	78,607,765
“TOTAL ACTIONNARIAT INTERNATIONAL CAPITALISATION”	19,691,590
ELF PRIVATISATION N°1	929,494
Shares held by U.S. employees	454,305
Group Caisse Autonome (Belgium)	436,431
TOTAL shares from the exercise of the Company’s stock options and held as registered shares within a Company Savings Plan (PEE)(a)	3,293,822
Total shares held by employee shareholder funds	103,413,407

(a)	Company savings plans.

As of December 31, 2011, the employees of the Group held, on the basis of the definition of employee shareholding contained in Article L. 225-102 of the French Commercial Code, 103,413,407 TOTAL shares, representing 4.37% of the Company’s share capital and 8.01% of the voting rights that could be exercised at a Shareholders’ Meeting on that date.

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

Pursuant to this delegation of authority, the Board of Directors decided on October 28, 2010 to proceed with a capital increase of a maximum of 12 million shares reserved for TOTAL employees in 2011, bearing dividends as of January 1, 2010. The Board of Directors decided to delegate the authority to set the subscription period to the Chairman and Chief Executive Officer.

On March 14, 2011, the Chairman and Chief Executive Officer decided that the subscription period would be set from March 16 to April 1, 2011 and acknowledged that the subscription price per ordinary share would be set at €34.80.

The subscription resulted in the issuance in 2011 of 8,902,717 TOTAL shares.

Shares held by the administration and management bodies

As of December 31, 2011, based on information from the members of the Board and the share registrar, the members of the Board and the Group Executive Officers

(Management Committee and Treasurer) held a total of less than 0.5% of the share capital:

•	Members of the Board of Directors (including the Chairman and Chief Executive Officer): 317,306 shares;
•	Chairman and Chief Executive Officer: 105,556 shares and 53,869 shares of the “TOTAL ACTIONNARIAT FRANCE” collective investment plan;
•	Management Committee (including the Chief Executive Officer) and Treasurer: 572,527 shares.

By decision of the Board of Directors:

•	The Chairman and the Chief Executive Officer are required to hold a number of shares of the Company
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

Summary of transactions in the Company’s securities

The following table presents transactions, of which the Company has been informed, in the Company’s shares or related financial instruments carried out in 2011 by the individuals concerned under paragraphs a) through c) of Article L. 621-18-2 of the French Monetary and Financial Code.

Year 2011		Acquisition	Subscription	Transfer	Exchange	Exercise of stock options
Christophe de Margerie(a)	TOTAL shares	—	—	93,250	—	113,576
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	5,340.09	—	—	—	—
Michel Bénézit(a)	TOTAL shares	—	—	—	—
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	626.95	13,341.83	6,828.94	—	—
François Cornélis(a)	TOTAL shares	—	—	9,000	—
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	1,883.86	11,440.06	5,876.63	—	—
Yves-Louis Darricarrère(a)	TOTAL shares	—	—	14,412	—	6,412
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	901.20	20,088.29	10,319.28	—
Jean-Jacques Guilbaud(a)	TOTAL shares	—	—	29,163	—	29,163
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	1,008.85	14,320.92	8,636.03	—	—
Bertrand Jacquillat(a)(c)	TOTAL shares	300	—	33	—	—
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	—	—	—	—	—
Patrick de La Chevardière(a)	TOTAL shares	—	—	—	—	—
	Shares in collective investment plans (FCPE), and other related financial instruments(b)	756.08	14,998.66	7,587.71	—	—

(a)	Including the related individuals in the meaning of the provisions of the Article R. 621-43-1 of the French Monetary and Financial Code.
(b)	Collective investment funds (FCPE) primarily invested in Company shares.
(c)	Director and member of the Audit Committee until May 13, 2011.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

Holdings of major shareholders

The major shareholders of TOTAL as of December 31, 2011, 2010 and 2009 are set forth in the table below.

	2011			2010		2009
As of December 31	% of share capital	% of voting rights	% of theoretical voting rights(a)	% of share capital	% of voting rights	% of share capital	% of voting rights
Groupe Bruxelles Lambert(b)(c)	4.0	4.0	3.7	4.0	4.0	4.0	4.0
Compagnie Nationale à Portefeuille(b)(c)	1.5	1.6	1.4	1.6	1.6	1.4	1.4
BNP Paribas(b)	0.2	0.2	0.1	0.2	0.2	0.2	0.2
Group employees(b)(d)	4.4	8.0	7.4	4.0	7.7	3.9	7.5
Other registered shareholders (non-Group)	1.7	2.8	2.6	1.4	2.5	1.4	2.4
Treasury shares	4.6	—	8.1	4.8	—	4.9	—
of which TOTAL S.A.	0.4	—	0.4	0.5	—	0.6	—
of which Total Nucléaire	0.1	—	0.2	0.1	—	0.1	—
of which subsidiaries of Elf Aquitaine	4.2	—	7.6	4.2	—	4.2	—
Other bearer shareholders	83.6	83.5	76.7	84.0	84.0	84.2	84.5
of which holders of ADS(e)	8.7	8.7	8.0	8.0	8.0	7.5	7.6

(a)	Pursuant to article 223-11 of the AMF General Regulation, the number of theoretical voting rights is calculated on the basis of all outstanding shares to which voting rights are attached, including treasury shares that are deprived of voting rights.
(b)	Shareholders with an executive officer (or a representative of employees) or director serving as a director of TOTAL S.A.
(c)	Groupe Bruxelles Lambert is a company controlled jointly by the Desmarais family and Frère-Bourgeois S.A., and for the latter mainly through its direct and indirect interest in Compagnie Nationale à Portefeuille. In addition, Groupe Bruxelles Lambert and Compagnie Nationale à Portefeuille declared their acting in concert.
(d)	Based on the definition of employee shareholding pursuant to Article L. 225-102 of the French Commercial Code.
(e)	American Depositary Shares listed on the New York Stock Exchange.

As of December 31, 2011, the holdings of the major shareholders were calculated based on 2,363,767,313 shares, representing 2,368,716,634 voting rights exercisable at Shareholders’ Meetings or 2,578,602,075 theoretical voting rights(1) including:

•	9,222,905 voting rights attached to the 9,222,905 TOTAL shares held by TOTAL S.A. that are deprived of voting rights; and
•	200,662,536 voting rights attached to the 100,331,268 TOTAL shares held by TOTAL S.A. subsidiaries that cannot be exercised at Shareholders’ Meetings.

For prior years, the holdings of the major shareholders were established on the basis of 2,349,640,931 shares, to which were attached 2,350,274,592 voting rights that could be exercised at the Shareholders’ Meeting, as of December 31, 2010, and of 2,348,422,884 shares to which were attached 2,339,384,550 voting rights that could be exercised at the Shareholders’ Meeting, as of December 31, 2009.

Identification of the holders of bearer shares

In accordance with Article 9 of its by-laws, the Company is authorized, to the extent permitted under applicable law, to identify the holders of securities that grant immediate or future voting rights at the Company’s Shareholders’ Meetings.

Temporary transfer of securities

Pursuant to legal obligations, any legal entity or individual (with the exception of those described in paragraph IV-3° of Article L. 233-7 of the French Commercial Code) holding alone or together a number of shares representing more than 0.5% of the Company’s voting rights pursuant to one or several temporary transfers or similar operations as described by Article L. 225-126 of the French Commercial Code is required to inform the Company and the French Financial Markets Authority of the number of shares temporarily held no later than the third business day preceding the shareholders’ meeting at midnight.

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

Thresholds notifications

In addition to the legal obligation to inform the Company and the French Financial Markets Authority within four business days when thresholds representing 5%, 10%, 15%, 20%, 25%, 30%, 1/3, 50%, 2/3, 90% or 95% of the share capital or voting rights(1) are crossed (Article L. 233-7 of the French Commercial Code), any individual or entity who directly or indirectly comes to hold a percentage of the share capital, voting rights or rights giving future access to the share capital of the Company which is equal to or greater than 1%, or a multiple of this percentage, is required to notify the Company within fifteen days by registered mail with return receipt requested, and declare the number of securities held.

In case the shares above these thresholds are not declared, any undeclared shares held in excess of the threshold may be deprived of voting rights at future Shareholders’ Meetings if, at that meeting, the failure to make a declaration is acknowledged and if one or more shareholders holding collectively at least 3% of the Company’s share capital or voting rights so request at that meeting.

All individuals and entities are also required to notify the Company in due form and within the time limits stated above when their direct or indirect holdings fall below each of the aforementioned thresholds.

Declarations are to be sent to the Vice President of the Investor Relations department in Paris.

Legal threshold notifications in 2011

Société Générale reported that it had passed:

•

on May 6, 2011, above the thresholds of 5% of the share capital and the voting rights of the Company, and that it held after crossing the thresholds 6.86% of the share capital and 6.29% of the voting rights of the Company;

•

on May 25, 2011, below the thresholds of 5% of the share capital and the voting rights of the Company, and that it held after crossing the thresholds 4.92% of the share capital and 4.50% of the voting rights of the Company.

Holdings above the legal thresholds

In accordance with Article L. 233-13 of the French Commercial Code, only one shareholder, Compagnie Nationale à Portefeuille (CNP) and Groupe Bruxelles Lambert (GBL), acting in concert, holds 5% or more of TOTAL’s share capital at year-end 2011(2).

In addition, two known shareholders held 5% or more of the voting rights exercisable at TOTAL Shareholders’ Meetings at year-end 2011:

•	CNP jointly with GBL:

In the AMF notice No. 209C1156 dated September 2, 2009, CNP and GBL acting in concert declared that they held more than the threshold of 5% of the voting rights of TOTAL as of August 25, 2009 and held 127,149,464 TOTAL shares representing 127,745,604 voting rights, i.e. 5.42% of the share capital and 5.0009% of the theoretical voting rights(3) (based on a share capital of 2,347,601,812 shares representing 2,554,431,468 voting rights). To the Company’s knowledge, CNP, jointly with GBL, held, as of December 31, 2011, 5.52% of the share capital representing 5.53% of the voting rights exercisable at Shareholders’ Meetings and 5.08% of the theoretical voting rights(3).

•	The collective investment fund (fonds commun de placement) “TOTAL ACTIONNARIAT FRANCE”:

To the Company’s knowledge, the collective investment fund (fonds commun de placement) “TOTAL ACTIONNARIAT FRANCE” held, as of December 31, 2011, 3.33% of the share capital representing 6.12% of the voting rights exercisable at a Shareholders’ Meeting and 5.62% of the theoretical voting rights(3).

Shareholders’ agreements

TOTAL is not aware of any agreements among its shareholders.

(1)

Pursuant to Article 223-11 of the AMF General Regulation, the number of voting rights is calculated on the basis of all outstanding shares, including those shares held by the Group that are deprived of voting rights.

(2)	AMF notice No. 209C1156 dated September 2, 2009.
(3)

Pursuant to Article 223-11 of the AMF General Regulation, the number of theoretical voting rights is calculated on the basis of all outstanding shares, including those shares held by the Group that are deprived of voting rights.

Treasury shares

As of December 31, 2011, the Company held 109,554,173 TOTAL shares either directly or through its indirect subsidiaries, which represented 4.63% of the share capital, as of this date. By law, these shares are also deprived of voting rights.

TOTAL shares held directly by the Company (treasury shares)

The Company held 9,222,905 treasury shares as of December 31, 2011, representing 0.39% of the share capital, as of that date.

TOTAL shares held directly by Group companies

As of December 31, 2011, Total Nucléaire, a Group company wholly-owned indirectly by TOTAL held 2,023,672 TOTAL shares. As of December 31, 2011,

Financière Valorgest, Sogapar and Fingestval, indirect subsidiaries of Elf Aquitaine, held respectively 22,203,704, 4,104,000 and 71,999,892 TOTAL shares, representing a total of 98,307,596 TOTAL shares. As of December 31, 2011, the Company held through its indirect subsidiaries, 4.24% of the share capital.

Related Party Transactions

The Group’s main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in Note 24 to the Consolidated Financial Statements.

In the ordinary course of its business, TOTAL enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2009, and ending on March 23, 2012.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and other supplemental information

See pages F-1 through F-96 for TOTAL’s Consolidated Financial Statements and pages S-1 through S-19 for other supplemental information.

Legal or arbitration proceedings

There are no governmental, legal or arbitration proceedings, including any proceeding that the Company is aware of, threatened with or even pending (including the main legal proceedings described hereafter) that could have a material impact on the Group’s financial situation or profitability. While it is not feasible to predict the outcome of the pending claims, proceedings, and investigations described below with certainty, management is of the opinion that their ultimate disposition should not have a material adverse effect on the Company’s financial position, cash flows, or results of operations.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described below.

Chemicals

•	As part of the spin-off of Arkema(1) in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

This guarantee covers, for a period of ten years from the date of the spin-off, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by this guarantee, in Europe.

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

of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, this guarantee will become void.

•	In the United States, civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are closed without significant impact on the Group’s financial position.

•

In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off an overall amount of €385.47 million, of which Elf Aquitaine and/or TOTAL S.A. were held jointly liable for €280.17 million, Elf Aquitaine being personally fined €23.6 million for deterrence. These fines are entirely settled as of today.

As a result, since the spin-off, the Group has paid the overall amount of €188.07 million(1), corresponding to 90% of the fines overall amount once the threshold provided for by the guarantee is deducted to which an amount of €31.31 million of interest has been added as explained hereinafter.

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

During the year 2011, four of the proceedings have evolved and are closed as far as Arkema is concerned:

-

In one of these proceedings, the Court of Justice of the European Union (CJEU) has rejected the action of Arkema while the decisions of the European Commission and of the General Court of the European Union against the parent companies have been squashed. Consequently, this proceeding is definitively closed regarding Arkema as well as the parent companies.

-

In two other proceedings, previous decisions against Arkema and the parent companies have been upheld by the General Court of the European Union. While the parent companies have introduced an appeal before the CJEU, Arkema did not appeal to the CJEU.

-

Finally, in a last proceeding, the General Court has decided to reduce the amount of the fine initially ordered against Arkema while, in parallel, it has rejected the actions of the parent companies that have remained obliged to pay the whole amount of the fine initially ordered by the European Commission. Arkema has accepted this decision while the parent companies have introduced an appeal before the CJEU.

With the exception of the €31.31 million of interest charged by the European Commission to the parent companies, which has been required to pay in accordance with the decision concerning the last proceeding referred hereinabove, the evolution of the proceedings during the year 2011 did not modify the global amount assumed by the Group in execution of the guarantee.

In addition, civil proceedings against Arkema and other groups of companies were initiated in 2009 and 2011, respectively, before the German and Dutch courts by third parties for alleged damages pursuant to two of the above mentioned legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before the German court. At this point, the probability to have a favorable verdict and the financial impacts of these proceedings are uncertain due to the number of legal difficulties they give rise to, the lack of documented claims and evaluations of the alleged damages.

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

Within the framework of all of the legal proceedings described above, a €17 million reserve remains booked in the Group’s consolidated financial statements as of December 31, 2011.

(1)	This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million.

Downstream

•

Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined €20.25 million in 2006, for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. appealed this decision before the relevant court and this appeal is still pending.

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

•

In addition, civil proceedings against TOTAL S.A and Total Raffinage Marketing and other companies were initiated before U.K and Dutch courts by third parties for alleged damages in connection with the prosecutions brought by the European Commission in this case. At this point, the probability to have a favorable verdict and the financial impacts of these procedures are uncertain due to the number of legal difficulties they gave rise to, the lack of documented claims and evaluations of the alleged damages.

Within the framework of the legal proceedings described above, a €30 million reserve is booked in the Group’s consolidated financial statements as of December 31, 2011.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

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

Regarding the cause of the explosion, the hypothesis that the explosion was caused by Grande Paroisse through the accidental mixing of hundreds of kilos of a chlorine compound at a storage site for ammonium nitrate was discredited over the course of the investigation. As a result, proceedings against ten of the eleven Grande Paroisse employees charged during the criminal investigation conducted by the Toulouse Regional Court (Tribunal de grande instance) were dismissed and this dismissal was upheld on appeal. Nevertheless, the final experts’ report filed on May 11, 2006 continued to focus on the hypothesis of a chemical accident, although this hypothesis was not confirmed during the attempt to reconstruct the accident at the site. After having articulated several hypotheses, the experts no longer maintain that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

All the requests for additional investigations that were submitted by Grande Paroisse, the former site manager and various plaintiffs were denied on appeal after the end of the criminal investigation procedure. On July 9, 2007, the investigating judge brought charges against Grande Paroisse and the former plant manager before the criminal chamber of the Court of Appeal of Toulouse. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest were summoned to appear in Court pursuant to a request by a victims association. The trial for this case began on February 23, 2009, and lasted approximately four months.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the disaster, were inadmissible.

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

The appeal proceedings before the Court of Appeal of Toulouse was completed on March 16, 2012. The decision is expected on September 24, 2012.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. As of December 31, 2011, a €21 million reserve was recorded in the Group’s consolidated balance sheet.

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

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The provision for the civil liability that appears in the Group’s consolidated financial statements as of December 31, 2011, stands at €80 million after taking into account the payments previously made.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

In addition, on December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including TOTAL’s UK subsidiary. By a judgment on July 16, 2010, the subsidiary was fined £3.6 million and paid it. The decision takes into account a number of elements that have mitigated the impact of the charges brought against it.

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

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it nevertheless proposed to pay third parties who so requested definitive compensation as determined by the Court. Forty-two third parties have been compensated for an aggregate amount of €171.5 million.

By a decision dated March 30, 2010, the Court of Appeal of Paris upheld the lower Court verdict pursuant to which TOTAL S.A. was convicted of marine pollution and fined €375,000. However, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions and consequently ruled that TOTAL S.A. be not convicted.

TOTAL challenged the criminal law-related issues of this decision before the French Supreme Court (Cour de cassation).

To facilitate the payment of damages awarded by the Court of Appeal in Paris to third parties against Erika’s controlling and classification firm, the ship-owner and the ship-manager, a global settlement agreement was signed late 2011 between these parties and TOTAL S.A. under the auspices of the IOPC Fund. Under this global settlement agreement, each party agreed to the withdrawal of all civil proceedings initiated against all other parties to the agreement.

TOTAL S.A. believes that, based on the information currently available, the case should not have a significant impact on the Group’s financial situation or consolidated results.

Blue Rapid and the Russian Olympic Committee — Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract’s termination. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation which were not even parties to the contract, have launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of U.S.$22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as to a matter of law or fact. The Group has lodged a criminal complaint to denounce the fraudulent claim which the Group believes it is a victim of and, has taken and reserved its rights to take other actions and measures to defend its interests.

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

Investigations are still pending and the Company is cooperating with the SEC and the DoJ. In 2010, the Company opened talks with U.S. authorities, without any acknowledgement of facts, to consider an out-of-court settlement as it is often the case in this kind of proceeding.

Late in 2011, the SEC and the DoJ proposed to TOTAL out-of-court settlements that would close their inquiries, in exchange for TOTAL’s committing to a number of obligations and paying fines. As TOTAL was unable to agree to several substantial elements of the proposal, the Company is continuing discussions with the U.S. authorities. The Company is free not to accept an out-of-court settlement solution, in which case it would be exposed to the risk of prosecution in the United States.

In this same affair, a parallel judicial inquiry related to TOTAL was initiated in France in 2006. In 2007, the Company’s Chief Executive Officer was placed under formal investigation in relation to this inquiry, as the former President of the Middle East department of the Group’s Exploration & Production division. The Company has not been notified of any significant developments in the proceedings since the formal investigation was launched.

At this point, the Company cannot determine when these investigations will terminate, and cannot predict their results, or the outcome of the talks that have been initiated. Resolving these cases is not expected to have a significant impact on the Group’s financial situation or consequences on its future planned operations.

Libya

In June 2011, the SEC issued to certain oil companies — including, among others, TOTAL — a formal request for information related to their operations in Libya. TOTAL is cooperating with this non-public investigation.

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

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating judge, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating judge that the case against TOTAL S.A., the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating judge on the matter decided to send the case to trial. The hearings are expected in the first quarter of 2013.

The Company believes that its activities related to the Oil-for-Food program have been in compliance with this program, as organized by the UN in 1996. The Volcker report released by the independent investigating committee set up by the UN had discarded any bribery grievance within the framework of the Oil-For-Food program with respect to TOTAL.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group’s employees are the subject of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field. On February 16, 2009, as a preliminary measure before the proceedings go before the Court, the preliminary investigation judge of Potenza served notice to Total Italia of a decision that would suspend the concession for this field for one year. Total Italia has appealed the decision by the preliminary investigation judge before the Court of Appeal of Potenza. In a decision dated April 8, 2009, the Court reversed the suspension of the Gorgoglione concession and appointed for one year, i.e. until February 16, 2010, a judicial administrator to supervise the operations related to the development of the concession, allowing the Tempa Rossa project to continue.

The criminal investigation was closed in the first half of 2010. The preliminary hearing judge, who will decide whether the case shall be returned to the Criminal Court to be judged on the merits, held the first hearing on December 6, 2010. The proceedings before the Judge of the preliminary hearing are still pending.

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

Until the payment of the 2010 dividend, the Company paid an interim dividend in November and the remainder after the Shareholders’ Meeting held in May of each year. Consequently, for 2010, an interim dividend of €1.14 per share and the remainder of €1.14 per share were paid respectively on November 17, 2010 and May 26, 2011.

On October 28, 2010, the Board of Directors decided to change its interim dividend policy and to adopt a new policy based on quarterly dividend payments, starting in 2011.

TOTAL paid three quarterly interim dividends for 2011:

•	The Board of Directors decided on the first quarterly interim dividend on April 28, 2011, with an ex-dividend date on September 19, 2011 and a payment date on September 22, 2011;
•	The Board of Directors decided on the second quarterly interim dividend on July 28, 2011, with an ex-dividend date on December 19, 2011 and a payment date on December 22, 2011;

•	The Board of Directors decided on the third quarterly interim dividend on October 27, 2011, with an ex-dividend date on March 19, 2012 and a payment date on March 22, 2011.

For 2011, TOTAL plans to continue its dividend policy by proposing a dividend of €2.28 per share at the Shareholders’ Meeting on May 11, 2012, including a remainder of €0.57 per share, with an ex-dividend date on June 18, 2012, and a payment on June 21, 2012. This €2.28 per share dividend is stable compared to the previous year.

Subject to the applicable legislative and regulatory provisions, and pending the approval by the Board of Directors for the interim dividends and by the shareholders at the Shareholders’ Meeting for the accounts and the final dividend, the ex-date calendar for the interim quarterly dividends and the final dividend for 2012 should be as follows:

•	1st interim dividend: September 24, 2012;
•	2nd interim dividend: December 17, 2012;
•	3rd interim dividend: March 18, 2013;
•	remainder: June 24, 2013.

The provisional ex-dividend dates above relate to the TOTAL shares traded on the Euronext Paris.

Dividends paid to holders of ADRs will be subject to a charge by the Depositary for any expenses incurred by the Depositary in the conversion of euro to dollars. See “Item 10. Additional Information — Taxation”, for a summary of certain U.S. federal and French tax consequences to holders of shares and ADRs.

Significant changes

For a description of significant changes that have occurred since the date of the Company’s Consolidated Financial Statements, see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, which include descriptions of certain recent 2012 activities.

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

Price per share (€)	High	Low
2007	63.40	48.33
2008	59.50	31.52
2009	45.785	34.25
2010	46.735	35.655
First Quarter	46.735	40.050
Second Quarter	44.625	36.210
Third Quarter	41.000	35.655
Fourth Quarter	41.275	36.910
2011	44.550	29.400
First Quarter	44.550	39.710
Second Quarter	43.730	37.305
Third Quarter	40.895	29.400
September	34.820	29.400
Fourth Quarter	39.810	31.730
October	39.810	31.730
November	38.705	34.570
December	39.605	35.940
2012 (through February 29)	42.400	38.570
January	40.890	38.570
February	42.400	40.225

Trading on the New York Stock Exchange

ADSs evidenced by ADRs have been listed on the New York Stock Exchange since October 25, 1991. The Bank of New York Mellon serves as depositary with respect to the ADSs evidenced by ADRs traded on the New York

Stock Exchange. One ADS corresponds to one TOTAL share. The table below sets forth, for the periods indicated, the reported high and low prices quoted in dollars for the currently outstanding ADSs evidenced by ADRs on the New York Stock Exchange.

Price per ADR ($)	High	Low
2007	87.34	63.89
2008	91.34	42.60
2009	65.98	42.88
2010	67.52	43.07
First Quarter	67.52	54.01
Second Quarter	60.24	43.07
Third Quarter	54.14	44.43
Fourth Quarter	58.06	48.08
2011	64.44	40.00
First Quarter	62.31	52.61
Second Quarter	64.44	53.04
Third Quarter	58.25	40.00
September	49.79	40.00
Fourth Quarter	55.93	41.85
October	55.93	41.85
November	52.89	46.72
December	52.46	47.00
2012 (through February 29)	57.06	48.82
January	53.41	48.82
February	57.06	53.01

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

Redemption provisions

The Company’s shares are not subject to any redemption provisions.

Sinking fund provisions

The Company’s shares are not subject to any sinking fund provisions.

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

Holding of shares

Under French Company Law and since the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates (other than certificates representing French securities, which are outstanding exclusively outside the territory of France and are not held by French residents). Registered shares are entered into an account maintained by the Company or by a representative that it has nominated, while shares in bearer form must be held in an account maintained by an accredited financial intermediary on the shareholder’s behalf.

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

TOTAL share certificates have the characteristics of a bearer security, meaning they are:

•	negotiable outside France;
•	transmitted by delivery; and

•	fungible with TOTAL share certificates, which may be converted freely from bearer form to registration in an account.

All rights attached to TOTAL shares must be exercised directly by the bearer of the TOTAL share certificates.

Share capital history

Fiscal 2009

July 30, 2009	Reduction of the share capital from €5,929,520,185 to €5,867,520,185, through the cancellation of 24,800,000 treasury shares, par value €2.50.

January 1, 2010	Certification of the issuance of 1,414,810 new shares, par value €2.50 per share, between January 1 and December 31, 2009, raising the share capital by €3,537,025 from €5,867,520,185 to €5,871,057,210 (of which 934,780 new shares issued through the exercise of the Company’s stock options and 480,030 new shares through the exchange of 80,005 shares of Elf Aquitaine stock resulting from the exercise of Elf Aquitaine stock options and eligible for a guaranteed exchange for TOTAL shares).

Fiscal 2010

January 12, 2011	Certification of the issuance of 1,218,047 new shares, par value €2.50, through the exercise of the Company’s stock options between January 1 and December 31, 2010, raising the share capital by €3,045,117.50 from €5,871,057,210 to €5,874,102,327.50.

Fiscal 2011

April 28, 2011	Certification of the subscription to 8,902,717 new shares, par value €2.50, as part of the capital increase reserved for Group employees approved by the Board of Directors on October 28, 2010, raising the share capital by €22,256,792.50, from €5,874,102,327.50 to €5,896,359,120.

January 12, 2012	Certification of the issuance of 5,223,665 new shares, par value €2.50, through the exercise of the Company’s stock options between January 1 and December 31, 2011, raising the share capital by €13,059,162.50 from €5,896,359,120 to €5,909,418,282.50.

Authorized share capital not issued as of December 31, 2011

The following is a summary of the currently valid delegations and authorizations to increase share capital that have been granted by the Shareholders’ Meeting to the Board of Directors.

Seventeenth resolution of the Shareholders’ Meeting held on May 21, 2010

Delegation of authority granted by the Shareholders’ Meeting to the Board of Directors to increase the share capital by issuing common shares or other securities granting immediate or future rights to the Company’s share capital, maintaining shareholders’ pre-emptive subscription rights up to a maximum nominal amount of €2.5 billion, i.e., 1 billion shares (delegation of authority valid for twenty-six months).

Furthermore, the maximum nominal amount of the debt securities granting rights to the Company’s share capital that may be issued pursuant to the seventeenth resolution and the eighteenth resolution (mentioned below) may not exceed €10 billion, or their exchange value, on the date of issuance.

Eighteenth resolution of the Shareholders’ Meeting held on May 21, 2010

Delegation of authority granted by the Shareholders’ Meeting to the Board of Directors to increase the share capital by issuing common shares or other securities granting immediate or future rights to the Company’s share capital, canceling shareholders’ pre-emptive subscription rights, including the compensation comprised of securities as part of a public exchange offer, provided that they meet the requirements of Article L. 225-148 of the French Commercial Code. This resolution grants the Board of Directors the authority to grant a priority period for shareholders to subscribe to these securities pursuant to the provisions of Article L. 225-135 of the French Commercial Code. The total amount of the capital increases without pre-emptive subscription rights likely to occur immediately or in the future cannot exceed the nominal amount of €850 million, i.e., 340 million shares, par value €2.50 (delegation of authority valid for twenty-six months). The nominal amount of the capital increases is counted against the maximum aggregate nominal amount of €2.5 billion authorized by the seventeenth resolution of the Shareholders’ Meeting held on May 21, 2010.

Furthermore, the maximum nominal amount of the debt securities granting rights to the Company’s share capital that may be issued pursuant to the above mentioned seventeenth and eighteenth resolutions may not exceed €10 billion, or their exchange value, on the date of issuance.

Nineteenth resolution of the Shareholders’ Meeting held on May 21, 2010

Delegation of power granted by the Shareholders’ Meeting to the Board of Directors to increase the share capital by issuing new ordinary shares or other securities granting immediate or future rights to the Company’s share capital as compensation of in-kind contribution granted to the Company, by an amount not exceeding 10% of the share capital outstanding at the date of the Shareholders’ Meeting on May 21, 2010 (delegation of authority valid for twenty-six months). The nominal amount of the capital increases is counted against the maximum aggregate nominal amount of €850 million authorized by the eighteenth resolution of the Shareholders’ Meeting held on May 21, 2010.

Twentieth resolution of the Shareholders’ Meeting held on May 21, 2010

Delegation of authority to the Board of Directors to complete capital increases reserved for employees participating in the Company Savings Plan (Plan d’épargne d’entreprise), up to a maximum amount equal to 1.5% of the outstanding share capital on the date of the decision of the Board of Directors to proceed with the issue (delegation of authority valid for twenty-six months). It is being specified that the amount of the capital increase is counted against the maximum aggregate nominal amount of €2.5 billion authorized by the seventeenth resolution of the Shareholders’ Meeting held on May 21, 2010.

Given that the Board of Directors made use of this delegation of authority on October 28, 2010, under which 8,902,717 new TOTAL shares were issued in 2011, the authorized share capital not issued with respect to capital increases reserved for employees participating in a Company Savings Plan was €66,384,480 as of December 31, 2011, representing 26,553,792 shares.

As a result of the use of the delegation authorizing capital increases reserved for employees decided by the Board on October 28, 2010, and given that the Board of Directors did not make use of the delegations of authority granted by the seventeenth, eighteenth and nineteenth resolutions of the Shareholders’ Meeting held on May 21, 2010, the authorized capital not issued was €2.48 billion as of December 31, 2011, representing 991 million shares.

Eleventh resolution of the Shareholders’ Meeting held on May 13, 2011

Authority to grant restricted outstanding or new TOTAL shares to employees of the Group and to executive officers up to a maximum of 0.8% of the share capital outstanding on the date of the meeting of the Board of Directors that approves the restricted share grants. In addition, the shares granted to the Company’s executive officers cannot exceed 0.01% of the outstanding share capital on the date of the meeting of the Board of Directors that approves the grants (authorization valid for thirty-eight months).

Pursuant to this authorization:

•	3,700,000 outstanding shares were awarded by the Board of Directors on September 14, 2011, including 16,000 outstanding shares awarded to the Chairman and Chief Executive.

As of December 31, 2011, 15,210,138 shares, including 220,376 to the Company’s corporate executive officers could, therefore, still be awarded pursuant to this authorization.

Twenty-first resolution of the Shareholders’ Meeting held on May 21, 2010

Authority to grant stock options reserved for TOTAL employees and to executive and officers up to a maximum of 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors that approves the stock option grant. In addition, the options granted to the Company’s corporate executive officers cannot exceed 0.1% of the outstanding share capital on the date of the meeting of the Board of Directors that approves the grants (authorization valid for thirty-eight months).

Pursuant to this authorization:

•	4,925,000 stock options were awarded by the Board of Directors at its meeting on September 14, 2010, including 240,000 stock options to the Chairman and Chief Executive Officer;
•	1,600,000 stock options were awarded by the Board of Directors at its meeting on September 14, 2011, including 160,000 stock options to the Chairman and Chief Executive Officer.

As of December 31, 2011, 28,931,509 stock options, including 1,963,767 to the Company’s corporate executive officers, could still be awarded pursuant to this authorization.

Seventeenth resolution of the Shareholders’ Meeting held on May 11, 2007

Authority to cancel shares up to a maximum of 10% of the share capital of the Company existing as of the date of the operation within a twenty-four-month period. This authorization is effective until the Shareholders’ Meeting called to approve the financial statements for the year ending December 31, 2011. The Board did not make use of this delegation of authority during fiscal year 2011.

Based on 2,363,767,313 shares outstanding on December 31, 2011, the Company may, up until the conclusion of the Shareholders’ Meeting called to approve the financial statements for the fiscal year ending on December 31, 2011, cancel a maximum of 236,376,731 shares before reaching the cancellation threshold of 10% of share capital canceled during a twenty-four-month period.

Other issues

Shareholders’ meetings

French companies may hold either ordinary or extraordinary shareholders’ meetings. Ordinary shareholders’ meetings are required for matters that are not specifically reserved by law to extraordinary shareholders’ meetings: the election of the members of the Board of Directors, the appointment of statutory auditors, the approval of a management report prepared by the Board of Directors, the approval of the annual financial statements, the declaration of dividends and the issuance of bonds (if the bylaws so provide). Extraordinary shareholders’ meetings are required for approval of amendments to a company’s bylaws, modification of shareholders’ rights, mergers, increases or decreases in share capital, including a waiver of preferential subscription rights, the creation of a new class of shares, the authorization of the issuance of investment certificates or securities convertible, exchangeable or redeemable into shares and for the sale or transfer of substantially all of a company’s assets.

The Company’s Board of Directors is required to convene an annual shareholders’ meeting for approval of the annual financial statements. This meeting must be held within six months of the end of the fiscal year. However, the president of the Tribunal de Commerce of Nanterre, the local French commercial court, may grant an extension of this six-month period. The Company may convene other ordinary and extraordinary meetings at any time during the year. Meetings of shareholders may be convened by the Board of Directors or, if it fails to call a meeting, by the Company’s statutory auditors or by a court-appointed agent. A shareholder or group of shareholders holding at least 5% of the share capital, the employee committee or another interested party under certain exceptional circumstances, may request that the court appoint an agent. The notice of meeting must state the agenda for the meeting.

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

One or more shareholders holding a certain percentage of the Company’s share capital determined on the basis of a formula related to capitalization may propose to add on the shareholders’ meeting’s agenda additional resolutions to be submitted to a shareholders’ vote and/or matters without a shareholders’ vote (points), provided that the text of additional resolutions or matters be received by the Company on at least the twenty-fifth day preceding the meeting (or at least the tenth day in the event the Company is subject to a tender offer and the Company calls a shareholders’ meeting to approve measures that, if implemented, would likely cause such tender offer to fail). The demand of the shareholders’ that are eligible to require for the inscription of matters on the meeting agenda has to be duly motivated.

French Company Law also requires that the preliminary notice of a listed company’s shareholders’ meeting, as well as the additional resolutions and/or matters presented by the shareholders under the terms and conditions prescribed under French law, be published on the Company’s Web site during a period starting at the latest on the twenty-first day prior to the meeting (or the fifteenth day in the event the Company is subject to a tender offer and the Company calls a shareholders’ meeting to approve measures that, if implemented, would likely cause such tender offer to fail).

Notice of a shareholders’ meeting is sent by postal or electronic mail at least fifteen days (or six days in the event of shareholders’ meetings convened in the situation where the Company was subject to a tender offer to approve measures, the implementation of which would be likely to cause such tender offer to fail) before the meeting to all holders of registered shares who have held their shares for more than one month. However, in the case where the original meeting was adjourned because a quorum was not met, this time period is reduced to ten days (or four days in the event of shareholders’ meetings convened in the situation where the Company were subject to a tender offer to approve measures, the implementation of which would be likely to cause such tender offer to fail).

Attendance and the exercise of voting rights at both ordinary and extraordinary shareholders’ meetings are subject to certain conditions. Pursuant to French Company Law, participation at shareholders’ meetings is subject to the condition that an entry of registration has been made, for the owner of registered shares, in the records maintained by the Company, or, for the owner of bearer shares, in the records of an authorized intermediary, in each case at 12:00 a.m. (Paris time) on the third trading day preceding the shareholders’ meeting. For the owner of bearer shares, the registration is evidenced by a certificate of participation (attestation de participation) issued by the authorized intermediary.

Subject to the above restrictions, all of the Company’s shareholders have the right to participate in the Company’s shareholders’ meetings, either in person or by proxy. Each shareholder may delegate voting authority to another shareholder, the shareholder’s spouse, or the companion with whom the shareholder has registered a civil partnership (PACS). Every shareholder may also delegate voting authority to any other individual or legal entity he or she may choose, provided, among other things, that a written proxy be provided to the Company. Shareholders may vote, either in person, by proxy, or by postal or electronic mail, and each is entitled to as many votes as he or she possesses or as many shares as he or she holds proxies for, subject to the voting rights limitations provided by the Company’s bylaws. If the shareholder is a legal entity, it may be represented by a legal representative. A shareholder may grant a proxy to the Company by returning a blank proxy form. In this last case, the chairman of the shareholders’ meeting may vote the shares in favor of all resolutions proposed or agreed to by the Board of Directors and against all others. The Company will send proxy forms to shareholders upon request. In order to be counted, proxies must be received at least three days prior to the shareholders’ meeting at the Company’s registered office or at another address indicated in the notice convening the meeting, or by 3:00 p.m. on the day prior to the shareholders’ meeting for electronic proxy forms. Under French Company Law, shares held by the Company or by entities controlled directly or indirectly by the

Company are not entitled to voting rights. There is no requirement that a shareholder have a minimum number of shares in order to be able to attend or be represented at shareholders’ meetings.

Under French Company Law, a quorum requires the presence, in person or by proxy, including those voting by mail, of shareholders having at least 20% of the shares entitled to vote in the case of (i) an ordinary shareholders’ meeting, (ii) an extraordinary meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (iii) an extraordinary general meeting of shareholders convened in the situation where the Company is subject to a tender offer in order to approve an issuance of warrants allowing the subscription, at preferential conditions, of shares of the Company and the free allotment of such warrants to existing shareholders of the Company, the implementation of which would be likely to cause such tender offer to fail, or 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ meeting. If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary shareholders’ meeting is reconvened, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When an extraordinary shareholders’ meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium or an issuance of warrants allowing the subscription, at preferential conditions, of shares of the Company and the free allotment of such warrants to existing shareholders of the Company, the implementation of which would be likely to cause such tender offer to fail. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

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

Requirement for holdings exceeding certain percentages

French Company Law provides that any individual or entity, acting alone or in concert with others, that holds, directly or indirectly, more than 5%, 10%, 15%, 20%, 25%, 30%, 1/3, 50%, 2/3, 90% or 95% of the outstanding shares or of the voting rights(1) attached to the shares, or that increases or decreases its shareholding or voting rights by any of the above percentages must notify the Company by registered letter, with return receipt, within four business days of crossing any of the above-mentioned thresholds, of the number of shares and voting rights it holds. An individual or entity must also notify the AMF, the self-

regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers, within four trading days of crossing any of the above-mentioned thresholds. In addition, every shareholder who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of shares representing 10%, 15%, 20% or 25% of the Company’s share capital must notify the Company and the AMF of its intentions for the six months following such an acquisition. Any shareholder who fails to comply with the above requirements (thresholds and intentions notifications) will have its voting rights in excess of such thresholds suspended for a period of two years from the date such shareholder complies with the notification requirements and may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the Company’s Chairman, any of the Company’s shareholders or the AMF.

In addition, the Company’s bylaws provide that any person, whether a natural person or a legal entity, who comes to hold, directly or indirectly, 1% or more, or any multiple of 1%, of the Company’s share capital or voting rights or of securities that may give access to the Company’s share capital must notify the Company by registered letter with return receipt requested, within fifteen calendar days of crossing any such threshold. Failure to comply with these notification provisions will result in the suspension of the voting rights attached to the shares exceeding this 1% threshold held by the shareholder if acknowledged at a shareholders’ meeting and if requested at such shareholders’ meeting by one or more shareholders together holding shares representing at least 3% of the share capital or voting rights.

Any individual or legal entity whose direct or indirect holding of shares falls below each of the levels mentioned must also notify the Company in the manner and within the time limits set forth above.

Subject to certain limited exemptions, any person, or persons acting in concert, owning in excess of 1/3 of the share capital or voting rights of the Company must initiate a public tender offer for the balance of the share capital, voting rights and securities giving access to such share capital or voting rights.

Material Contracts

There have been no material contracts (not entered into in the ordinary course of business) entered into by members of the Group since March 23, 2010.

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

This section does not apply to members of special classes of holders subject to special rules, including:

•	dealers in securities;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	tax-exempt organizations;
•	life insurance companies;
•	persons liable for alternative minimum tax;
•	persons that actually or constructively own 10% or more of the share capital or voting rights in TOTAL;
•	persons that purchase or sell shares or ADSs as part of a wash sale for U.S. federal income tax purposes;
•	persons that hold the shares or ADSs as part of a straddle or a hedging or conversion transaction; or
•	persons whose functional currency is not the U.S. dollar.

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

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the shares and ADSs and is not intended to substitute competent professional advice. Individual situations of holders of shares and ADSs may vary from the description made below. The following summary does not address the French tax treatment applicable to dividends transferred to so-called “Non Cooperative Countries and Territories” within the meaning of Section 238-0 A of the French Tax Code.

Holders are urged to consult their own tax advisors regarding the U.S. federal, state and local, and French and other tax consequences of owning and disposing shares or ADSs of TOTAL in their respective circumstances. In particular, a holder is encouraged to confirm with its advisor whether the holder is a U.S. Holder eligible for the benefits of the Treaty.

Taxation of dividends

French taxation

The term “dividends” used in the following discussion means dividends within the meaning of applicable income tax treaties, or, where not defined by such treaties, within the meaning of the French domestic tax law as set forth in administrative guidelines dated February 25, 2005 (4 J-1-05) (the “Administrative Guidelines”).

Dividends paid to non-residents of France are subject to French withholding tax at a rate of 30%. This withholding tax is reduced to 21% with respect to dividends received as from January 1, 2012 by non-residents of France who are residents of certain States located within the European Economic Area.

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

U.S. Pension Funds and Other Tax-Exempt Entities created and operating in accordance with the provisions of Sections 401(a), 403(b), 457 or 501(c)(3) of the U.S. Internal Revenue Code (IRC) are subject to the same general filing requirements except that, in addition, they have to supply a certificate issued by the U.S. Internal Revenue Service (“IRS”) or any other document stating that they have been created and are operating in accordance with the provisions of the above-mentioned Code Sections. This certificate must be produced together with the first request of application of the reduced rate, once together with the first request of immediate application of the 15% withholding tax and at French Tax Authorities’s specific request.

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

For a U.S. Holder that is not entitled to the “simplified” procedure and whose identity and tax residence are not known by the paying agent at the time of the payment, the 30% French withholding tax will be levied at the time the dividends are paid. Such U.S. Holder, however, may be entitled to a refund of the withholding tax in excess of the 15% rate under the “standard”, as opposed to the “simplified”, procedure, provided that the U.S. Holder furnishes to the French paying agent an application for refund on forms No. 5000-FR and/or 5001-FR (or any other relevant form to be issued by the French tax authorities) certified by the U.S. financial institution managing the U.S. Holder’s securities account (or, if not, by the competent U.S. tax authorities) before December 31 of the second year following the date of payment of the withholding tax at the 30% rate to the French tax authorities, according to the requirements provided by the Administrative Guidelines.

Copies of forms No. 5000-FR and 5001-FR (or any other relevant form to be issued by the French tax authorities) as well as the form of the certificate of residence and the U.S. financial institution certification, together with instructions, are available from the U.S. Internal Revenue Service and the French Centre des Impôts des Non-Residents at 10, rue du Centre, 93463 Noisy le Grand, France.

These forms, together with instructions, will also be provided by the Depositary to all U.S. Holders of ADRs registered with the Depositary. The Depositary will use reasonable efforts to follow the procedures established by the French tax authorities for U.S. Holders to benefit from the immediate application of the 15% French withholding tax rate or, as the case may be, to recover the excess 15% French withholding tax initially withheld and deducted in respect of dividends distributed to them by TOTAL. To effect such benefit or recovery, the Depositary shall advise such U.S. Holder to return the relevant forms to it, properly completed and executed. Upon receipt of the relevant forms properly completed and executed by such U.S. Holder, the Depositary shall cause them to be filed with the appropriate French tax authorities, and upon receipt of any resulting remittance, the Depositary shall distribute to the U.S. Holder entitled thereto, as soon as practicable, the proceeds thereof in U.S. dollars.

The identity and address of the French paying agent are available from TOTAL.

U.S. taxation

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, the gross amount of any dividend a U.S. Holder must include in gross income equals the amount paid by TOTAL to the extent of the current and accumulated earnings and profits of TOTAL (as determined for U.S. federal income tax purposes). The dividend will be income from foreign sources. Dividends paid to a non-corporate U.S. Holder in taxable years beginning before January 1, 2013, that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the shares or ADSs are held for more than sixty days during the 121-day period beginning sixty days before the ex-dividend date and the holder meets other holding period requirements. TOTAL believes that dividends paid by TOTAL with respect to its shares or ADSs will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction allowed to a U.S. corporation under Section 243 of the Code. The dividend is taxable to the U.S. Holder when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. To the extent that an amount received by a U.S. Holder exceeds the allocable share of TOTAL’s current and accumulated earnings and profits, it will be applied first to reduce such holder’s tax basis in shares or ADSs owned by such holder and then, to the extent it exceeds the holder’s tax basis, it will constitute capital gain.

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

A transfer tax assessed on the higher of the purchase price and the fair market value of the shares applies to certain transfers of shares in French companies. Such transfer tax is equal to:

•	3% for the portion of the purchase price (or the fair market value, if higher) below €200,000;
•	0.5% for the portion of the purchase price (or the fair market value, if higher) between €200,000 and €500 million;
•	0.25% for the portion of the purchase price (or the fair market value, if higher) above €500 million.

The transfer tax does not apply to transfers of shares in TOTAL, provided that the transfer is not evidenced by a written agreement.

Recently enacted legislation applicable as from August 1, 2012, has introduced, under certain conditions, a financial transaction tax on the acquisition of shares of publicly traded companies registered in France having a market capitalization over €1 billion. A list of the companies within the scope of the financial transaction tax will be published in a forthcoming decree. We expect that TOTAL will be included in this list. The financial transaction tax will be due at a rate of 0.1% on the value of the acquired shares. Transactions that are subject to the financial transaction tax are exempt from the above-mentioned transfer tax (which was also modified by the same legislation). U.S. Holders should consult their tax advisors as to the tax consequences of such reforms.

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

Passive foreign investment status

TOTAL believes that the shares or ADSs will not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus is subject to change. If TOTAL is treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, a U.S. Holder would be treated as if he or she had realized such gain and certain “excess distributions” ratably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, in addition to which an interest charge in respect of the tax attributable to each such year would apply. With certain exceptions, a U.S. Holder’s shares or ADSs will be treated as stock in a PFIC if TOTAL were a PFIC at any time during his or her holding period in the shares or ADSs. Dividends paid will not be eligible for the special tax rates applicable to qualified dividend income if TOTAL is treated as a PFIC with respect to a U.S. Holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

French estate and gift taxes

In general, a transfer of ADSs or shares by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978 as amended, unless the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his death, or if the ADSs or shares were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

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

Documents on Display

TOTAL files annual, periodic, and other reports and information with the Securities and Exchange Commission. You may inspect any reports, statements or other information TOTAL files with the United States Securities and Exchange Commission (“SEC”) at the SEC’s public reference rooms by calling the SEC for more information at 1-800-SEC-0330. All of TOTAL’s SEC filings made after December 31, 2001, are available to the public at the SEC Web site at http://www.sec.gov and from certain commercial document retrieval services. You may also inspect any document the Company files with the SEC at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Receipts fees and charges

The Bank of New York Mellon, as a depositary, collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Investors must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•     Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property, stocks splits or merger

•     Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

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

From March 16, 2011 to March 15, 2012, the Company received from the depositary a payment of $3,327,796.00 with respect to certain Reimbursed Expenses.

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

The Group’s management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of internal control over financial reporting as of December 31, 2011, was audited by KPMG S.A. and Ernst & Young Audit, independent registered public accounting firms, as stated in their report on page F-2 of this Annual Report.

Changes in Internal Control Over Financial Reporting

There were no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Patricia Barbizet is the Audit Committee financial expert. Ms. Barbizet is an independent member of the Board of Directors in accordance with the NYSE listing standards applicable to TOTAL, as are the other members of the Audit Committee.

ITEM 16B. CODE OF ETHICS

At its meeting on February 18, 2004, the Board of Directors adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer, Chief Accounting

Officer and the financial and accounting officers for its principal activities. A copy of this code of ethics is included as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the fiscal years ended December 31, 2011 and 2010, fees for services provided by Ernst & Young Audit and KPMG were as follows:

	KPMG Year Ended December 31,		Ernst & Young Audit Year Ended December 31,
(M€)	2011	2010	2011	2010
Audit Fees	14.1	15.1	15.6	15.2
Audit-Related Fees(a)	3.8	3.6	1.9	0.7
Tax Fees(b)	1.6	1.2	1.4	1.7
All Other Fees(c)	0.2	0.1	0.2	0.2
Total	19.7	20.0	19.1	17.8

(a)	Audit-related fees are generally fees billed for services that are closely related to the performance of the audit or review of financial statements. These include due diligence services related to business combinations, attestation services not required by statute or regulation, agreed upon or expanded auditing procedures related to accounting or billing records required to respond to or comply with financial, accounting or regulatory reporting matters, consultations concerning financial accounting and reporting standards, information system reviews, internal control reviews and assistance with internal control reporting requirements.
(b)	Tax fees are fees for services related to international and domestic tax compliance, including the preparation of tax returns and claims for refund, tax planning and tax advice, including assistance with tax audits and tax appeals, and tax services regarding statutory, regulatory or administrative developments and expatriate tax assistance and compliance.
(c)	All other fees are principally for risk management advisory services.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved and that are not prohibited by regulatory or other professional requirements. This policy provides for both pre-approval of certain types of services through the use of an annual budget approved by the Audit Committee for these types of services and special pre-approval of services by the Audit Committee on a case-by-case basis. The Audit Committee reviews on an annual basis the services provided by the statutory auditors. During 2011, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number Of Shares Purchased	Average Price Paid Per Share (€)	Total Number Of Shares Purchased, As Part Of Publicly Announced Plans Or Programs(a)	Maximum Number Of Shares That May Yet Be Purchased Under The Plans Or Programs(b)
January 2011	—	—	—	122,526,633
February 2011	—	—	—	122,588,776
March 2011	—	—	—	122,626,999
April 2011	—	—	—	123,539,732
May 2011	—	—	—	123,567,601
June 2011	—	—	—	123,655,175
July 2011	—	—	—	123,891,589
August 2011	—	—	—	123,892,274
September 2011	—	—	—	126,818,649
October 2011	—	—	—	126,819,834
November 2011	—	—	—	126,822,199
December 2011	—	—	—	126,822,558
January 2012	—	—	—	126,824,217
February 2012	—	—	—	126,836,267

(a)	The shareholders’ meeting of May 13, 2011, cancelled and replaced the previous resolution from the shareholders’ meeting of May 21, 2010, authorizing the Board of Directors to trade in the Company’s own shares on the market for a period of 18 months within the framework of the stock purchase program. The maximum number of shares that may be purchased by virtue of this authorization or under the previous authorization may not exceed 10% of the total number of shares constituting the share capital, this amount being periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares the Company holds, either directly or indirectly through its subsidiaries, exceed 10% of the share capital.
(b)	Based on 10% of the Company’s share capital, and after deducting the shares held by the Company for cancellation and the shares held by the Company to cover the share purchase option plans for Company employees and restricted share grants for Company employees, as well as after deducting the shares held by the subsidiaries.

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

The principal sources of corporate governance standards in France are the French Commercial Code (Code de Commerce), the French Financial and Monetary Code (Code monétaire et financier), as amended from time to time, and the regulations and recommendations provided by the French Financial Markets Authority (Autorité des marchés financiers, AMF), as well as a number of general recommendations and guidelines on corporate governance, most notably the Corporate Governance Code for Listed Companies published in December 2008 (as amended in April 2010) by the principal French business confederations, the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) (the “AFEP-MEDEF Code”). The AFEP-MEDEF Code includes, among other things, recommendations relating to the role and operation of the board of directors (creation, composition and evaluation of the board of directors and the audit, compensation and nominating committees) and the independence criteria for board members. Articles L. 820-1 et seq. of the French Commercial Code prohibits statutory auditors from providing certain non-audit services and defines certain criteria for the independence of statutory auditors. In France, the independence of statutory auditors is also monitored by an independent body, the High Council for Statutory Auditors (Haut Conseil du commissariat aux comptes).

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

French law does not contain any independence requirement for the members of the board of directors of a French company, unless the board establishes an audit committee, as described below. Under French law, the functions of board chairman and chief executive officer may be performed by the same person. The AFEP- MEDEF Code recommends, however, that (i) at least half of the members of the board of directors be independent in companies that have a dispersed ownership structure and no controlling shareholder, and (ii) at least a third of the members of the board of directors be independent in companies that have a controlling shareholder. The AFEP-MEDEF Code states that a director is independent when “he or she has no relationship of any nature with the company, its group or the management of either, that may compromise the exercise of his or her freedom of judgment.” The AFEP-MEDEF Code also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE’s rules although the specific tests under the two standards may vary on some points.

Based on the proposal of TOTAL’s Nominating & Corporate Governance Committee, the Board of Directors of TOTAL at its meeting on February 9, 2012, examined the independence of the Company’s directors as of December 31, 2011, and considered that all of the directors of the Company are independent, with the exceptions of Mr. de Margerie, Chairman and Chief Executive Officer of the Company since May 21, 2010, Mr. Desmarest, Chairman of the Board of Directors until May 21, 2010, and Mr. Clément, director representing employee shareholders.

Representation of women on corporate boards

The French Journal Officiel published law No. 2011-103 dated January 27, 2011, relating to the representation of women on the boards of certain French companies, including French companies listed on Euronext Paris.

New rules provide for legally binding quotas to boost the percentage of women on boards of directors of French listed companies, requiring that women represent: (i) at least 20% within two years (following the first ordinary shareholders’ meeting held after January 1, 2014), and (ii) at least 40% within five years (following the first ordinary shareholders’ meeting held after January 1, 2017). When the board of directors consists of less than nine members, the difference between the number of directors of each gender at the end of the five-year period should not be higher than two. Any appointment of a director made in violation of these rules shall be declared null and void and the payment of the directors’ compensation shall be suspended until the board composition complies with the law’s requirements (the management report shall also indicate the suspension of the directors’ compensation until the board composition complies with the law’s requirements). However, decisions of a board of directors that fails to comply with these quotas may not be declared null and void.

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

The AFEP-MEDEF Code recommends, however, that the board of directors sets up, in addition to an audit committee, a nominating committee and a compensation committee, indicating that the nominating and compensation committees may form only one committee. The AFEP-MEDEF Code also recommends that at least two-thirds of the audit committee members and a majority of the members of each of the compensation committee and the nominating committee be independent directors.

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

French law requires the board of directors of companies listed in France to establish an audit committee (Article L. 823-19 of the French Commercial Code), at least one member of which must be an independent director and must be competent in finance or accounting.

Pursuant to French law and the AFEP-MEDEF Code, the audit committee is responsible for, among other things, reviewing the financial statements and ensuring the relevance and consistency of accounting methods used in drawing up the consolidated and corporate accounts, examining the company’s risk exposure and material off-balance sheet commitments and the scope of consolidation, monitoring the process for the preparation of financial information, monitoring the efficiency of internal control procedures and risk management systems, managing the process of selecting statutory auditors, expressing an opinion on the amount of their fees and monitoring compliance with rules designed to ensure auditor independence, regularly interviewing statutory auditors without the executive management being present and calling upon outside experts if necessary.

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

French law requires neither the adoption of such guidelines nor the provision of such certification. The AFEP-MEDEF Code recommends, however, that the board of directors of a French listed company perform an annual review of its operation and that a formal evaluation, possibly with the assistance of an outside consultant, be undertaken every three years, which for TOTAL took place in early 2012 without the assistance of an outside consultant, and that shareholders be informed each year in the annual report of the evaluations. In addition, the AFEP-MEDEF Code addresses deontology rules that the directors are expected to comply with.

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

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

1	Bylaws (Statuts) of TOTAL S.A. (as amended through December 31, 2011)
8	List of Subsidiaries (see Note 35 to the Consolidated Financial Statements included in this Annual Report)
11	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005)
12.1	Certification of Chairman and Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chairman and Chief Executive Officer
13.2	Certification of Chief Financial Officer
15	Consent of ERNST & YOUNG AUDIT and of KPMG S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOTAL S.A.

By:	/s/ CHRISTOPHE DE MARGERIE
Name: Christophe de Margerie
Title: Chairman and Chief Executive Officer

Date: March 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

ON THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011

The Board of Directors and Shareholders

We have audited the accompanying consolidated balance sheets of TOTAL S.A. and subsidiaries (the “Company”) as of December 31, 2011, 2010 and 2009, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011, 2010 and 2009, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated March 7, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Paris La Défense, March 7, 2012

KPMG Audit A division of KPMG S.A.	ERNST & YOUNG Audit

/s/ JAY NIRSIMLOO	/s/ PASCAL MACIOCE	/s/ LAURENT VITSE
Jay Nirsimloo	Pascal Macioce	Laurent Vitse
Partner	Partner	Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

ON THE INTERNAL CONTROL OVER FINANCIAL REPORTING

Year ended December 31, 2011

The Board of Directors and Shareholders

We have audited TOTAL S.A. and subsidiaries’ (“the Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011, 2010 and 2009 and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2011, and our report dated March 7, 2012 expressed an unqualified opinion on those consolidated financial statements.

Paris La Défense, March 7, 2012

KPMG Audit A division of KPMG S.A.	ERNST & YOUNG Audit

/s/ JAY NIRSIMLOO	/s/ PASCAL MACIOCE	/s/ LAURENT VITSE
Jay Nirsimloo	Pascal Macioce	Laurent Vitse
Partner	Partner	Partner

CONSOLIDATED STATEMENT OF INCOME

TOTAL

For the year ended December 31, (M€)(a)		2011	2010	2009
Sales	(Notes 4 & 5)	184,693	159,269	131,327
Excise taxes		(18,143)	(18,793)	(19,174)
Revenues from sales		166,550	140,476	112,153
Purchases net of inventory variation	(Note 6)	(113,892)	(93,171)	(71,058)
Other operating expenses	(Note 6)	(19,843)	(19,135)	(18,591)
Exploration costs	(Note 6)	(1,019)	(864)	(698)
Depreciation, depletion and amortization of tangible assets and mineral interests		(7,506)	(8,421)	(6,682)
Other income	(Note 7)	1,946	1,396	314
Other expense	(Note 7)	(1,247)	(900)	(600)
Financial interest on debt		(713)	(465)	(530)
Financial income from marketable securities & cash equivalents		273	131	132
Cost of net debt	(Note 29)	(440)	(334)	(398)
Other financial income	(Note 8)	609	442	643
Other financial expense	(Note 8)	(429)	(407)	(345)
Equity in income (loss) of affiliates	(Note 12)	1,925	1,953	1,642
Income taxes	(Note 9)	(14,073)	(10,228)	(7,751)
Consolidated net income		12,581	10,807	8,629
Group share		12,276	10,571	8,447
Non-controlling interests		305	236	182
Earnings per share (€)		5.46	4.73	3.79
Fully-diluted earnings per share (€)		5.44	4.71	3.78

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

For the year ended December 31, (M€)	2011	2010	2009
Consolidated net income	12,581	10,807	8,629
Other comprehensive income
Currency translation adjustment	1,498	2,231	(244)
Available for sale financial assets	337	(100)	38
Cash flow hedge	(84)	(80)	128
Share of other comprehensive income of associates, net amount	(15)	302	234
Other	(2)	(7)	(5)
Tax effect	(55)	28	(38)
Total other comprehensive income (net amount) (note 17)	1,679	2,374	113
Comprehensive income	14,260	13,181	8,742
— Group share	13,911	12,936	8,500
— Non-controlling interests	349	245	242

CONSOLIDATED BALANCE SHEET

TOTAL

As of December 31, (M€)		2011	2010	2009
ASSETS
Non-current assets
Intangible assets, net	(Notes 5 & 10)	12,413	8,917	7,514
Property, plant and equipment, net	(Notes 5 & 11)	64,457	54,964	51,590
Equity affiliates: investments and loans	(Note 12)	12,995	11,516	13,624
Other investments	(Note 13)	3,674	4,590	1,162
Hedging instruments of non-current financial debt	(Note 20)	1,976	1,870	1,025
Other non-current assets	(Note 14)	4,871	3,655	3,081
Total non-current assets		100,386	85,512	77,996
Current assets
Inventories, net	(Note 15)	18,122	15,600	13,867
Accounts receivable, net	(Note 16)	20,049	18,159	15,719
Other current assets	(Note 16)	10,767	7,483	8,198
Current financial assets	(Note 20)	700	1,205	311
Cash and cash equivalents	(Note 27)	14,025	14,489	11,662
Total current assets		63,663	56,936	49,757
Assets classified as held for sale	(Note 34)	—	1,270	—
Total assets		164,049	143,718	127,753
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		5,909	5,874	5,871
Paid-in surplus and retained earnings		66,506	60,538	55,372
Currency translation adjustment		(988)	(2,495)	(5,069)
Treasury shares		(3,390)	(3,503)	(3,622)
Total shareholders’ equity — Group share	(Note 17)	68,037	60,414	52,552
Non-controlling interests		1,352	857	987
Total shareholders’ equity		69,389	61,271	53,539
Non-current liabilities
Deferred income taxes	(Note 9)	12,260	9,947	8,948
Employee benefits	(Note 18)	2,232	2,171	2,040
Provisions and other non-current liabilities	(Note 19)	10,909	9,098	9,381
Non-current financial debt	(Note 20)	22,557	20,783	19,437
Total non-current liabilities		47,958	41,999	39,806
Current liabilities
Accounts payable		22,086	18,450	15,383
Other creditors and accrued liabilities	(Note 21)	14,774	11,989	11,908
Current borrowings	(Note 20)	9,675	9,653	6,994
Other current financial liabilities	(Note 20)	167	159	123
Total current liabilities		46,702	40,251	34,408
Liabilities directly associated with the assets classified as held for sale	(Note 34)	—	197	—
Total liabilities and shareholders’ equity		164,049	143,718	127,753

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(Note 27)

For the year ended December 31, (M€)	2011	2010	2009
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	12,581	10,807	8,629
Depreciation, depletion and amortization	8,628	9,117	7,107
Non-current liabilities, valuation allowances, and deferred taxes	1,665	527	441
Impact of coverage of pension benefit plans	—	(60)	—
(Gains) losses on disposals of assets	(1,590)	(1,046)	(200)
Undistributed affiliates’ equity earnings	(107)	(470)	(378)
(Increase) decrease in working capital	(1,739)	(496)	(3,316)
Other changes, net	98	114	77
Cash flow from operating activities	19,536	18,493	12,360
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(17,950)	(13,812)	(11,849)
Acquisitions of subsidiaries, net of cash acquired	(854)	(862)	(160)
Investments in equity affiliates and other securities	(4,525)	(654)	(400)
Increase in non-current loans	(1,212)	(945)	(940)
Total expenditures	(24,541)	(16,273)	(13,349)
Proceeds from disposals of intangible assets and property, plant and equipment	1,439	1,534	138
Proceeds from disposals of subsidiaries, net of cash sold	575	310	—
Proceeds from disposals of non-current investments	5,691	1,608	2,525
Repayment of non-current loans	873	864	418
Total divestments	8,578	4,316	3,081
Cash flow used in investing activities	(15,963)	(11,957)	(10,268)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
— Parent company shareholders	481	41	41
— Treasury shares	—	49	22
Dividends paid:
— Parent company shareholders	(5,140)	(5,098)	(5,086)
— Non-controlling interests	(172)	(152)	(189)
Other transactions with non-controlling interests	(573)	(429)	—
Net issuance (repayment) of non-current debt	4,069	3,789	5,522
Increase (decrease) in current borrowings	(3,870)	(731)	(3,124)
Increase (decrease) in current financial assets and liabilities	896	(817)	(54)
Cash flow used in financing activities	(4,309)	(3,348)	(2,868)
Net increase (decrease) in cash and cash equivalents	(736)	3,188	(776)
Effect of exchange rates	272	(361)	117
Cash and cash equivalents at the beginning of the period	14,489	11,662	12,321
Cash and cash equivalents at the end of the period	14,025	14,489	11,662

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group share	Non-controlling interests	Total shareholders’ equity
(M€)	Number	Amount			Number	Amount
As of Janurary 1, 2009	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950
Net income 2009	—	—	8,447	—	—	—	8,447	182	8,629
Other comprehensive income (Note 17)	—	—	246	(193)	—	—	53	60	113
Comprehensive income	—	—	8,693	(193)	—	—	8,500	242	8,742
Dividend	—	—	(5,086)	—	—	—	(5,086)	(189)	(5,275)
Issuance of common shares (Note 17)	1,414,810	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(143)	—	2,874,905	165	22	—	22
Share-based payments (Note 25)	—	—	106	—	—	—	106	—	106
Share cancellation (Note 17)	(24,800,000)	(62)	(1,160)	—	24,800,000	1,222	—	—	—
Other operations with non-controlling interests	—	—	(23)	—	—	—	(23)	(24)	(47)
Other items	—	—	—	—	—	—	—	—	—
As of December 31, 2009	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539
Net income 2010	—	—	10,571	—	—	—	10,571	236	10,807
Other comprehensive income (Note 17)	—	—	(216)	2,581	—	—	2,365	9	2,374
Comprehensive income	—	—	10,355	2,581	—	—	12,936	245	13,181
Dividend	—	—	(5,098)	—	—	—	(5,098)	(152)	(5,250)
Issuance of common shares (Note 17)	1,218,047	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(70)	—	2,919,511	119	49	—	49
Share-based payments (Note 25)	—	—	140	—	—	—	140	—	140
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(199)	(7)	—	—	(206)	(223)	(429)
Other items	—	—	—	—	—	—	—	—	—
As of December 31, 2010	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271
Net income 2011	—	—	12,276	—	—	—	12,276	305	12,581
Other comprehensive income (Note 17)	—	—	231	1,404	—	—	1,635	44	1,679
Comprehensive income	—	—	12,507	1,404	—	—	13,911	349	14,260
Dividend	—	—	(6,457)	—	—	—	(6,457)	(172)	(6,629)
Issuance of common shares (Note 17)	14,126,382	35	446	—	—	—	481	—	481
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(113)	—	2,933,506	113	—	—	—
Share-based payments (Note 25)	—	—	161	—	—	—	161	—	161
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(553)	103	—	—	(450)	(123)	(573)
Other items	—	—	(23)	—	—	—	(23)	441	418
As of December 31, 2011	2,363,767,313	5,909	66,506	(988)	(109,554,173)	(3,390)	68,037	1,352	69,389

(a)	Treasury shares related to the stock option purchase plans and restricted stock grants.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 9, 2012, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TOTAL S.A. for the year ended December 31, 2011, which will be submitted for approval to the shareholders’ meeting to be held on May 11, 2012.

INTRODUCTION

The Consolidated Financial Statements of TOTAL S.A. and its subsidiaries (the Group) are presented in Euros and have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2011.

The accounting principles applied in the Consolidated Financial Statements as of December 31, 2011 were the same as those that were used as of December 31, 2010 except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2011 (and not early adopted). Their adoption has no material impact on the Consolidated Financial Statements as of December 31, 2011.

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

1) ACCOUNTING POLICIES

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Assets and liabilities are measured at fair value when required by the standards.

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

Business combinations are accounted for using the acquisition method. This method implies the recognition of the acquired identifiable assets, assumed liabilities and any non-controlling interests in the companies acquired by the Group at their fair value.

The acquirer shall recognize goodwill at the acquisition date, being the excess of:

•

The consideration transferred, the amount of non-controlling interests and, in business combinations achieved in stages, the fair value at the acquisition date of the investment previously held in the acquired company;

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

In transactions with non-controlling interests, the difference between the price paid (received) and the book value of non-controlling interests acquired (sold) is recognized directly in equity.

The purchase price allocation is finalized within one year from the acquisition date.

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

Transactions denominated in foreign currencies other than the functional currency of the entity are translated at the exchange rate on the transaction date. At each balance sheet date, monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in the statement of income.

(ii)	Translation of financial statements denominated in foreign currencies

Assets and liabilities of foreign entities are translated into euros on the basis of the exchange rates at the end of the period. The income and cash flow statements are translated using the average exchange rates for the period. Foreign exchange differences resulting from such translations are either recorded in shareholders’ equity under “Currency translation adjustments” (for the Group share) or under “Non-controlling interests” (for the share of non-controlling interests) as deemed appropriate.

D)	SALES AND REVENUES FROM SALES

Sales figures include excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the “Revenues from sales” indicator.

(i)	Sale of goods

Revenues from sales are recognized when the significant risks and rewards of ownership have been passed to the buyer and when the amount is recoverable and can be reasonably measured.

Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts.

Revenues from the production of crude oil and natural gas properties, in which the Group has an interest with other producers, are recognized based on actual volumes sold during the period. Any difference between volumes sold and entitlement volumes, based on the Group net working interest, is recognized as “Crude oil and natural gas inventories” or “Other current assets” or “Other creditors and accrued liabilities”, as appropriate.

Quantities delivered that represent production royalties and taxes, when paid in cash, are included in oil and gas sales, except for the United States and Canada.

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

(ii)	Sale of services

Revenues from services are recognized when the services have been rendered.

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

The Group uses the method whereby deferred income taxes are recorded based on the temporary differences between the carrying amounts of assets and liabilities recorded in the balance sheet and their tax bases, and on carry-forwards of unused tax losses and tax credits.

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

Diluted earnings per share is calculated by dividing net income (Group share) by the fully-diluted weighted-average number of common shares outstanding during the period. Treasury shares held by the parent company, TOTAL S.A., and TOTAL shares held by the Group subsidiaries are deducted from consolidated shareholders’ equity. These shares are not considered outstanding for purposes of this calculation which also takes into account the dilutive effect of stock options, share grants and capital increases with a subscription period closing after the end of the fiscal year.

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

The value in use of a CGU is determined by reference to the discounted expected future cash flows, based upon the management’s expectation of future economic and operating conditions. When this value is less than the carrying amount of the CGU, an impairment loss is recorded. It is allocated first to goodwill in counterpart of “Other expenses”. These impairment losses are then allocated to “Depreciation, depletion and amortization of tangible assets and mineral interests” for property, plant and mineral interests and to “Other expenses” for other intangible assets.

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

Financial instruments related to commodity contracts, including crude oil, petroleum products, gas, power and coal purchase/sales contracts within the trading activities, together with the commodity contract derivative instruments such as energy contracts and forward freight agreements, are used to adjust the Group’s exposure to price fluctuations within global trading limits. According to the industry practice, these instruments are considered as held for trading. Changes in fair value are recorded in the statement of income. The fair value of these instruments is recorded in “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

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

The valuation methodology is to mark to market all open positions for both physical and paper transactions. The valuations are determined on a daily basis using observable market data based on organized and over the counter (OTC) markets. In particular cases when market data are not directly available, the valuations are derived from observable data such as arbitrages, freight or spreads and market corroboration. For valuation of risks which are the result of a calculation, such as options for example, commonly known models are used to compute the fair value.

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

Changes in current financial assets and liabilities are included in the financing activities section of the Consolidated Statement of Cash Flows.

Non-current financial debt

Changes in non-current financial debt are presented as the net variation to reflect significant changes mainly related to revolving credit agreements.

T)	CARBON DIOXIDE EMISSION RIGHTS

In the absence of a current IFRS standard or interpretation on accounting for emission rights of carbon dioxide, the following principles are applied:

•	Emission rights are managed as a cost of production and as such are recognized in inventories:

•	Emission rights allocated for free are booked in inventories with a nil carrying amount,

•	Purchased emission rights are booked at acquisition cost,

•	Sales or annual restorations of emission rights consist of decreases in inventories recognized based on a weighted average cost,

•	If the carrying amount of inventories at closing date is higher than the market value, an impairment loss is recorded.

•

At each closing, a provision is recorded in order to materialize the obligation of emission rights restoration related to the emissions of the period. This provision is calculated based on estimated emissions of the period, valued at weighted average cost of the inventories at the end of the period. It is reversed when the emission rights are restored.

•

If emission rights to be delivered at the end of the compliance period are higher than emission rights (allocated and purchased) booked in inventories, the shortage is accounted for as a liability at market value.

•	Forward transactions are recognized at their fair market value in the balance sheet. Changes in the fair value of such forward transactions are recognized in the statement of income.

U)	NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

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

W) NEW ACCOUNTING PRINCIPLES NOT YET IN EFFECT

The standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) which were not yet in effect and not adopted by the European Union at December 31, 2011, are as follows:

•

In November 2009, the IASB issued standard IFRS 9 “Financial Instruments” that introduces new requirements for the classification and measurement of financial assets, and included in October 2010 requirements regarding classification and measurement of financial liabilities. This standard shall be completed with texts on impairment and hedge accounting. Under standard IFRS 9, financial assets and liabilities are generally measured either at fair value through profit or loss or at amortised cost if certain conditions are met. The standard should be applicable for annual periods starting on or after January 1, 2015. The application of the standard as published in 2010 should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity.

•

In May 2011, the IASB issued a package of standards on consolidation : standard IFRS 10 “Consolidated financial statements”, standard IFRS 11 “Joint arrangements”, standard IFRS 12 “Disclosure of interests in other entities”, revised standard IAS 27 “Separate financial statements” and revised standard IAS 28 “Investments in associates and joint ventures”. These standards are applicable for annual periods beginning on or after January 1, 2013. The impact of the application of these standards is currently assessed by the Group.

•

In June 2011, the IASB issued revised standard IAS 19 “Employee benefits”, which leads in particular to the full recognition of the net position in respect of employee benefits obligations (liabilities net of assets) in the balance sheet, to the elimination of the corridor approach currently used by the Group and to the obligation to evaluate the expected return on plan assets on a normative basis (via the discount rate used to value the debt). This standard is applicable for annual periods beginning on or after January 1, 2013. The impact of the application of this standard is currently assessed by the Group.

•

In addition, the IASB published in May 2011 standard IFRS 13 “Fair value measurement”, applicable for annual periods beginning on or after January 1, 2013, and in June 2011 revised standard IAS 1 “Presentation of financial statements”, applicable for annual periods beginning on or after July 1, 2012. The application of these standards should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity.

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

(iii)	Effect of changes in fair value

As from January 1, 2011, the effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

(iv)	Until June 30, 2010, TOTAL’s equity share of adjustment items reconciling “Business net income” to Net income attributable to equity holders of Sanofi (see Note 3, paragraph on the sales of Sanofi shares and loss of significant influence over Sanofi)

Main indicators

(i)	Operating income (measure used to evaluate operating performance)

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

The only income and expense not included in net operating income but included in net income are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt) and non-controlling interests.

(iii)	Adjusted income

Operating income, net operating income, or net income excluding the effect of adjustment items described above.

(iv)	Fully-diluted adjusted earnings per share

Adjusted net income divided by the fully-diluted weighted-average number of common shares.

(v)	Capital employed

Non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.

(vi)	ROACE (Return on Average Capital Employed)

Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

(vii)	ROE (Return on Equity)

Ratio of adjusted consolidated net income to average adjusted shareholders’ equity (after distribution) between the beginning and the end of the period.

(viii)	Net debt

Non-current debt, including current portion, current borrowings, other current financial liabilities less cash and cash equivalents and other current financial assets.

3)	CHANGES IN THE GROUP STRUCTURE, MAIN ACQUISITIONS AND DIVESTMENTS

During 2011, 2010 and 2009, main changes in the Group structure and main acquisitions and divestments were as follows:

2011

•	Upstream

•	TOTAL finalized in March 2011 the acquisition from Santos of an additional 7.5% interest in Australia’s GLNG project. This increases TOTAL’s overall stake in the project to 27.5%.

The acquisition cost amounts to €202 million ($281 million) and mainly corresponds to the value of mineral interests that have been recognized as intangible assets in the consolidated balance sheet for €227 million.

•

In March 2011, Total E&P Canada Ltd., a TOTAL subsidiary, and Suncor Energy Inc. (Suncor) have finalized a strategic oil sands alliance encompassing the Suncor-operated Fort Hills mining project, the TOTAL-operated Joslyn mining project and the Suncor-operated Voyageur upgrader project. All three assets are located in the Athabasca region of the province of Alberta, in Canada.

TOTAL acquired 19.2% of Suncor’s interest in the Fort Hills project, increasing TOTAL’s overall interest in the project to 39.2%. Suncor, as operator, holds 40.8%. TOTAL also acquired a 49% stake in the Suncor-operated Voyageur upgrader project. For those two acquisitions, the Group paid €1,937 million (CAD 2,666 million) mainly representing the value of intangible assets for €474 million and the value of tangible assets for €1,550 million.

Furthermore, TOTAL sold to Suncor 36.75% interest in the Joslyn project for €612 million (CAD 842 million). The Group, as operator, retains a 38.25% interest in the project.

•	TOTAL finalized in April 2011 the sale of its 75.8% interest in its upstream Cameroonian affiliate Total E&P Cameroun to Perenco, for an amount of €172 million ($247 million), net of cash sold.
•	TOTAL and the Russian company Novatek signed in March 2011 two Memorandums of Cooperation to develop the cooperation between TOTAL on one side, and Novatek and its main shareholders on the other side.

This cooperation is developed around the two following axes:

•

In April 2011, TOTAL took a 12.09% shareholding in Novatek for an amount of €2,901 million ($4,108 million). In December 2011, TOTAL finalized the acquisition of an additional 2% interest in Novatek for an amount of €596 million ($796 million), increasing TOTAL’s overall interest in Novatek to 14.09%. TOTAL considers that it has a significant influence especially through its representation on the Board of Directors of Novatek and its participation in the major Yamal LNG project. Therefore, the interest in Novatek has been accounted for by the equity method since the second quarter of 2011.

•	In October 2011, TOTAL finalized the acquisition of a 20% interest in the Yamal LNG project and has become Novatek’s partner in this project.

•

After the all-cash tender of $23.25 per share launched on April 28, 2011 and completed on June 21, 2011, TOTAL has acquired a 60% stake in SunPower Corp., a U.S. company listed on Nasdaq with headquarters in San Jose (California), one of the most established players in the American solar industry. Shares of SunPower Corp. continue to be traded on the Nasdaq.

The acquisition cost, whose cash payment occurred on June 21, 2011, amounts to €974 million ($1,394 million). In accordance with revised IFRS 3, TOTAL is currently assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities. Based on available information, provisional fair value of net assets acquired at 100% amounts to $1,512 million.

Given the estimated fair value of instruments that are likely to confer rights to non-controlling interests, provisional goodwill amounts to $533 million. This goodwill must be allocated within twelve months from the acquisition date.

Provisional allocation of the acquisition price and the amount of non-controlling interests at the acquisition date are as follows:

(M$)	Fair value at the acquisition date
Intangible assets	465
Tangible assets	589
Accounts receivable, net	396
Other current assets	223
Other capital employed	292
Net debt	(453)
Net assets of SunPower (100%) as of June 21, 2011	1,512
Share attributable at 100% to non-controlling interests	(76)
Net assets of SunPower (100%) as of June 21, 2011 to share	1,436
Group share 60%		861
Goodwill		533
Acquisition cost of SunPower’s shares		1,394
Non-controlling interests (40%)		575
Reinclusion of the share attributable at 100% to non-controlling interests		76
Non-controlling interests as of June 21, 2011		651

Since the acquisition date, sales and net income Group share (before impairment of goodwill) realized by SunPower amount respectively to $1,447 million and $(56) million. The goodwill arising from the acquisition of SunPower has been impaired in 2011 (see Note 4E to the Consolidated Financial Statements).

Acquisition-related costs recognized in the statement of income for the period amount to €9 million.

As part of the transaction, various agreements were signed, including a financial guarantee agreement through which TOTAL guarantees up to $1 billion SunPower’s repayments obligations under letters of credit that would be issued during the next five years for the development of solar power plants and large roofs activities. Furthermore, SunPower’s off-balance sheet commitments and contractual obligations are now included in TOTAL’s notes to the Consolidated Financial Statements (see Note 23 to the Consolidated Financial Statements).

•	TOTAL finalized in July 2011 the sale of 10% of its interest in the Colombian pipeline OCENSA. The Group still holds a 5.2% interest in this asset.

•

TOTAL finalized in September 2011 the acquisition of Esso Italiana’s interests respectively in the Gorgoglione concession (25% interest), which contains the Tempa Rossa field, and in two exploration licenses located in the same area (51.7% for each one). The acquisition increases TOTAL’s interest in the operated Tempa Rossa field to 75%.

•

TOTAL finalized in December 2011 the sale to Silex Gas Norway AS, a wholly owned subsidiary of Allianz, of its entire stake in Gassled (6.4%) and related entities for an amount of €477 million (NOK 3.7 billion).

•

Total E&P USA Inc. signed in December 2011 an agreement to enter into a Joint Venture with Chesapeake Exploration L.L.C., a subsidiary of Chesapeake Energy Corporation, and its partner EnerVest Ltd. Under the terms of this agreement, TOTAL acquired a 25% share in Chesapeake’s and EnerVest’s liquids-rich area of the Utica shale play. TOTAL paid to Chesapeake and EnerVest €500 million ($696 million) in cash for the acquisition of these assets. TOTAL will also be committed to pay additional amounts up to $1.63 billion over a maximum period of 7 years in the form of a 60% carry of Chesapeake and EnerVest’s future capital expenditures on drilling and completion of wells within the Joint Venture. Furthermore, TOTAL will also acquire a 25% share in any new acreage which will be acquired by Chesapeake in the liquids-rich area of the Utica shale play.

•	Downstream

•

TOTAL and International Petroleum Investment Company (a company wholly-owned by the Government of Abu Dhabi) entered into an agreement on February 15, 2011 for the sale, to International Petroleum Investment Company (IPIC), of the 48.83% equity interest held by TOTAL in the share capital of CEPSA, to be completed within the framework of a public tender offer being launched by IPIC for all the CEPSA shares not yet held by IPIC, at a unit purchase price of €28 per CEPSA share. TOTAL sold to IPIC all of its equity interest in CEPSA and received, as of July 29, 2011, an amount of €3,659 million.

•

TOTAL finalized in October 2011 the sale of most of its Marketing assets in the United Kingdom, the Channel Islands and the Isle of Man, to Rontec Investments LLP, a consortium led by Snax 24, one of the leading independent forecourt operators in the United Kingdom, for an amount of €424 million (£368 million).

•	Chemicals

•	TOTAL finalized in July 2011 the sale of its photocure and coatings resins businesses to Arkema for an amount of €520 million, net of cash sold.

2010

•	Upstream

•

Total E&P Canada Ltd., a TOTAL subsidiary, signed in July 2010 an agreement with UTS Energy Corporation (UTS) to acquire UTS Corporation with its main asset, a 20% interest in the Fort Hills mining project in the Athabasca region of the Canadian province of Alberta.

Total E&P Canada completed on September 30, 2010 the acquisition of all UTS shares for a cash amount of 3.08 Canadian dollars per share. Taking into account the cash held by UTS and acquired by TOTAL (€232 million), the cost of the acquisition for TOTAL amounted to €862 million. This amount mainly represented the value of mineral interests that have been recognized as intangible assets in the consolidated balance sheet for €646 million and the value of tangible assets that have been recognized in the consolidated balance sheet for €217 million.

•	TOTAL completed in September 2010 an agreement for the sale to BP and Hess of its interests in the Valhall (15.72%) and Hod (25%) fields, in the Norwegian North Sea, for an amount of €800 million.

•

TOTAL signed in September 2010 an agreement with Santos and Petronas to acquire a 20% interest in the GLNG project in Australia. Upon completion of this transaction finalised in October 2010, the project brought together Santos (45%, operator), Petronas (35%) and TOTAL (20%).

The acquisition cost amounted to €566 million and it mainly represented the value of mineral interests that have been recognized as intangible assets in the consolidated balance sheet for €617 million.

In addition, TOTAL announced in December 2010 the signature of an agreement to acquire an additional 7.5% interest in this project.

•	TOTAL sold in December 2010 its 5% interest in Block 31, located in the Angolan ultra deep offshore, to the company China Sonangol International Holding Limited.

•	Downstream

•

TOTAL and ERG announced in January 2010 that they signed an agreement to create a joint venture, named TotalErg, by contribution of the major part of their activities in the refining and marketing business in Italy. TotalErg has been operational since October 1st, 2010. The shareholder pact calls for joint governance as well as operating independence for the new entity. TOTAL’s interest in TotalErg is 49% and is accounted for by the equity method (see Note 12 to the Consolidated Financial Statements).

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

In application of revised standard IAS 27 “Consolidated and Separate Financial Statements”, effective for annual periods beginning on or after January 1, 2010, transactions with non-controlling interests are accounted for as equity transactions, i.e. in consolidated shareholder’s equity.

As a consequence, following the squeeze out of the Elf Aquitaine shares by TOTAL S.A., the difference between the consideration paid and the book value of non-controlling interests acquired was recognized directly as a decrease in equity.

•	During 2010, TOTAL progressively sold 1.88% of Sanofi’s share capital, thus reducing its interest to 5.51%.

As from July 1, 2010, given its reduced representation on the Board of Directors and the decrease in the percentage of voting rights, TOTAL ceased to have a significant influence over Sanofi-Aventis and no longer consolidated this investment under the equity method. The investment in Sanofi is accounted for as a financial asset available for sale in the line “Other investments” of the consolidated balance sheet at its fair value, i.e. at the stock price.

Net income as of December 31, 2010 included a €135 million gain relating to this change in the accounting treatment.

2009

•	Upstream

•

In December 2009, TOTAL signed an agreement with Chesapeake Energy Corporation whereby TOTAL acquired a 25% share in Chesapeake’s Barnett shale gas portfolio located in the United States (State of Texas). The acquisition cost of these assets amounted to €1,562 million and it represented the value of mineral interests that have been recognized as intangible assets in the consolidated balance sheet for €1,449 million and the value of tangible assets that have been recognized in the consolidated balance sheet for €113 million. As no cash payment has occurred in 2009, a corresponding debt has been recognized in the sections “Provisions and other non-current liabilities” and “Other creditors and accrued liabilities” for €818 million and €744 million respectively.

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

The Corporate segment includes the operating and financial activities of the holding companies (including the investment in Sanofi).

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

Furthermore, the Group announced in October 2011 a plan of reorganization of its business segments Downstream and Chemicals. The consultation and notification process towards employee representatives is finished and this reorganization became effective as of January 1st, 2012.

This plan changed the organization through the creation of:

•

a Refining & Chemicals segment that is a major production hub combining TOTAL’s refining, petrochemicals, fertilizers and specialty chemicals operations. This segment also includes Trading & Shipping activities ;

•	a Supply & Marketing segment that is dedicated to the global supply and marketing of petroleum products.

A)	INFORMATION BY BUSINESS SEGMENT

For the year ended December 31, 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	23,298	141,907	19,477	11	—	184,693
Intersegment sales	27,301	5,983	1,234	185	(34,703)	—
Excise taxes	—	(18,143)	—	—	—	(18,143)
Revenues from sales	50,599	129,747	20,711	196	(34,703)	166,550
Operating expenses	(23,079)	(126,145)	(19,566)	(667)	34,703	(134,754)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,076)	(1,908)	(487)	(35)	—	(7,506)
Operating income	22,444	1,694	658	(506)	—	24,290
Equity in income (loss) of affiliates and other items	1,596	401	471	336	—	2,804
Tax on net operating income	(13,506)	(409)	(225)	(38)	—	(14,178)
Net operating income	10,534	1,686	904	(208)	—	12,916
Net cost of net debt						(335)
Non-controlling interests						(305)
Net income						12,276

For the year ended December 31, 2011 (adjustments(a)) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	45					45
Intersegment sales						—
Excise taxes						—
Revenues from sales	45					45
Operating expenses	—	1,156	(33)	—		1,123
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(700)	(6)	—		(781)
Operating income(b)	(30)	456	(39)	—	—	387
Equity in income (loss) of affiliates and other items	191	256	209	90		746
Tax on net operating income	(32)	(109)	(41)	(80)		(262)
Net operating income(b)	129	603	129	10		871
Net cost of net debt						—
Non-controlling interests						(19)
Net income						852

(a)	Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value.

(b) Of which inventory valuation effect	Upstream	Downstream	Chemicals	Corporate
on operating income	—	1,224	(9)	—
on net operating income	—	859	10	—

For the year ended December 31, 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	23,253	141,907	19,477	11	—	184,648
Intersegment sales	27,301	5,983	1,234	185	(34,703)	—
Excise taxes	—	(18,143)	—	—	—	(18,143)
Revenues from sales	50,554	129,747	20,711	196	(34,703)	166,505
Operating expenses	(23,079)	(127,301)	(19,533)	(667)	34,703	(135,877)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,001)	(1,208)	(481)	(35)	—	(6,725)
Adjusted operating income	22,474	1,238	697	(506)	—	23,903
Equity in income (loss) of affiliates and other items	1,405	145	262	246	—	2,058
Tax on net operating income	(13,474)	(300)	(184)	42	—	(13,916)
Adjusted net operating income	10,405	1,083	775	(218)	—	12,045
Net cost of net debt						(335)
Non-controlling interests						(286)
Adjusted net income						11,424
Adjusted fully-diluted earnings per share (€)						5.06

(a)	Except for earnings per share

For the year ended December 31, 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	21,689	1,870	847	135		24,541
Total divestments	2,656	3,235	1,164	1,523		8,578
Cash flow from operating activities	17,054	2,165	512	(195)		19,536
Balance sheet as of December 31, 2011
Property, plant and equipment, intangible assets, net	64,069	7,918	4,638	245		76,870
Investments in equity affiliates	8,932	699	1,118	—		10,749
Loans to equity affiliates and other non-current assets	4,793	1,749	1,144	3,105		10,791
Working capital	1,240	9,627	2,585	(1,374)		12,078
Provisions and other non-current liabilities	(20,095)	(2,577)	(1,593)	(1,136)		(25,401)
Assets and liabilities classified as held for sale	—	—	—	—		—
Capital Employed (balance sheet)	58,939	17,416	7,892	840		85,087
Less inventory valuation effect	—	(3,615)	(419)	13		(4,021)
Capital Employed (Business segment information)	58,939	13,801	7,473	853		81,066
ROACE as a percentage	20%	7%	10%			16%

For the year ended December 31, 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	18,527	123,245	17,490	7	—	159,269
Intersegment sales	22,540	4,693	981	186	(28,400)	—
Excise taxes	—	(18,793)	—	—	—	(18,793)
Revenues from sales	41,067	109,145	18,471	193	(28,400)	140,476
Operating expenses	(18,271)	(105,660)	(16,974)	(665)	28,400	(113,170)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,346)	(2,503)	(533)	(39)	—	(8,421)
Operating income	17,450	982	964	(511)	—	18,885
Equity in income (loss) of affiliates and other items	1,533	141	215	595	—	2,484
Tax on net operating income	(10,131)	(201)	(267)	263	—	(10,336)
Net operating income	8,852	922	912	347	—	11,033
Net cost of net debt						(226)
Non-controlling interests						(236)
Net income						10,571

For the year ended December 31, 2010 (adjustments(a)) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	923	92	—		1,015
Depreciation, depletion and amortization of tangible assets and mineral interests	(203)	(1,192)	(21)	—		(1,416)
Operating income(b)	(203)	(269)	71	—		(401)
Equity in income (loss) of affiliates and other items(c)	183	(126)	(16)	227		268
Tax on net operating income	275	149	—	(6)		418
Net operating income(b)	255	(246)	55	221		285
Net cost of net debt						—
Non-controlling interests						(2)
Net income						283

(a) Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi.
(b) Of which inventory valuation effect	Upstream	Downstream	Chemicals	Corporate
on operating income	—	863	130	—
on net operating income	—	640	113	—
(c) Of which equity share of adjustments related to Sanofi	—	—	—	(81)

For the year ended December 31, 2010 (adjusted) (M€)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	18,527	123,245	17,490	7	—	159,269
Intersegment sales	22,540	4,693	981	186	(28,400)	—
Excise taxes	—	(18,793)	—	—	—	(18,793)
Revenues from sales	41,067	109,145	18,471	193	(28,400)	140,476
Operating expenses	(18,271)	(106,583)	(17,066)	(665)	28,400	(114,185)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,143)	(1,311)	(512)	(39)	—	(7,005)
Adjusted operating income	17,653	1,251	893	(511)	—	19,286
Equity in income (loss) of affiliates and other items	1,350	267	231	368	—	2,216
Tax on net operating income	(10,406)	(350)	(267)	269	—	(10,754)
Adjusted net operating income	8,597	1,168	857	126	—	10,748
Net cost of net debt						(226)
Non-controlling interests						(234)
Adjusted net income						10,288
Adjusted fully-diluted earnings per share (€)						4.58

(a)	Except for earnings per share

For the year ended December 31, 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	13,208	2,343	641	81		16,273
Total divestments	2,067	499	347	1,403		4,316
Cash flow from operating activities	15,573	1,441	934	545		18,493
Balance sheet as of December 31, 2010
Property, plant and equipment, intangible assets, net	50,565	8,675	4,388	253		63,881
Investments in equity affiliates	5,002	2,782	1,349	—		9,133
Loans to equity affiliates and other non-current assets	4,184	1,366	979	4,099		10,628
Working capital	(363)	9,154	2,223	(211)		10,803
Provisions and other non-current liabilities	(16,076)	(2,328)	(1,631)	(1,181)		(21,216)
Assets and liabilities classified as held for sale	660	—	413	—		1,073
Capital Employed (balance sheet)	43,972	19,649	7,721	2,960		74,302
Less inventory valuation effect	—	(4,088)	(409)	1,061		(3,436)
Capital Employed (Business segment information)	43,972	15,561	7,312	4,021		70,866
ROACE as a percentage	21%	8%	12%			16%

For the year ended December 31, 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)
Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153
Operating expenses	(14,752)	(81,281)	(14,293)	(656)	20,635	(90,347)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,420)	(1,612)	(615)	(35)	—	(6,682)
Operating income	12,858	2,237	553	(524)	—	15,124
Equity in income (loss) of affiliates and other items	846	169	(58)	697	—	1,654
Tax on net operating income	(7,486)	(633)	(92)	326	—	(7,885)
Net operating income	6,218	1,773	403	499	—	8,893
Net cost of net debt						(264)
Non-controlling interests						(182)
Net income						8,447

For the year ended December 31, 2009 (adjustments(a)) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	(17)	1,558	344	—		1,885
Depreciation, depletion and amortization of tangible assets and mineral interests	(4)	(347)	(40)	—		(391)
Operating income(b)	(21)	1,211	304	—		1,494
Equity in income (loss) of affiliates and other items(c)	(160)	22	(123)	(117)		(378)
Tax on net operating income	17	(413)	(50)	(3)		(449)
Net operating income(b)	(164)	820	131	(120)		667
Net cost of net debt						—
Non-controlling interests						(4)
Net income						663

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi.

(b) Of which inventory valuation effect	Upstream	Downstream	Chemicals	Corporate
on operating income	—	1,816	389	—
on net operating income	—	1,285	254	—
(c) Of which equity share of adjustments related to Sanofi	—	—	—	(300)

For the year ended December 31, 2009 (adjusted) (M€)(a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)
Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153
Operating expenses	(14,735)	(82,839)	(14,637)	(656)	20,635	(92,232)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,416)	(1,265)	(575)	(35)	—	(6,291)
Adjusted operating income	12,879	1,026	249	(524)	—	13,630
Equity in income (loss) of affiliates and other items	1,006	147	65	814	—	2,032
Tax on net operating income	(7,503)	(220)	(42)	329	—	(7,436)
Adjusted net operating income	6,382	953	272	619	—	8,226
Net cost of net debt						(264)
Non-controlling interests						(178)
Adjusted net income						7,784
Adjusted fully-diluted earnings per share (€)						3.48

(a)	Except for earnings per share

For the year ended December 31, 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	9,855	2,771	631	92		13,349
Total divestments	398	133	47	2,503		3,081
Cash flow from operating activities	10,200	1,164	1,082	(86)		12,360
Balance sheet as of December 31, 2009
Property, plant and equipment, intangible assets, net	43,997	9,588	5,248	271		59,104
Investments in equity affiliates	4,260	2,110	652	4,235		11,257
Loans to equity affiliates and other non-current assets	3,844	1,369	850	547		6,610
Working capital	660	7,624	2,151	58		10,493
Provisions and other non-current liabilities	(15,364)	(2,190)	(1,721)	(1,094)		(20,369)
Assets and liabilities classified as held for sale	—	—	—	—		—
Capital Employed (balance sheet)	37,397	18,501	7,180	4,017		67,095
Less inventory valuation effect	—	(3,202)	(282)	840		(2,644)
Capital Employed (Business segment information)	37,397	15,299	6,898	4,857		64,451
ROACE as a percentage	18%	7%	4%			13%

B)	ROE (RETURN ON EQUITY)

The Group evaluates the return on equity as the ratio of adjusted consolidated net income to average adjusted shareholders’ equity between the beginning and the end of the period. Thus, adjusted shareholders’ equity for the year ended December 31, 2011 is calculated after payment of a dividend of €2.28 per share, subject to approval by the shareholders’ meeting on May 11, 2012.

The ROE is calculated as follows:

For the year ended December 31, (M€)	2011	2010	2009
Adjusted net income — Group share	11,424	10,288	7,784
Adjusted non-controlling interests	286	234	178
Adjusted consolidated net income	11,710	10,522	7,962
Shareholders’ equity — Group share	68,037	60,414	52,552
Distribution of the income based on existing shares at the closing date	(1,255)	(2,553)	(2,546)
Non-controlling interests	1,352	857	987
Adjusted shareholders’ equity(a)	68,134	58,718	50,993
ROE	18%	19%	16%

(a)	Adjusted shareholders’ equity as of December 31, 2008 amounted to €47,410 million.

C)	RECONCILIATION OF THE INFORMATION BY BUSINESS SEGMENT WITH CONSOLIDATED FINANCIAL STATEMENTS

The table below presents the impact of adjustment items on the Consolidated Statement of Income:

For the year ended December 31, 2011 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	184,648	45	184,693
Excise taxes	(18,143)	—	(18,143)
Revenues from sales	166,505	45	166,550
Purchases, net of inventory variation	(115,107)	1,215	(113,892)
Other operating expenses	(19,751)	(92)	(19,843)
Exploration costs	(1,019)	—	(1,019)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,725)	(781)	(7,506)
Other income	430	1,516	1,946
Other expense	(536)	(711)	(1,247)
Financial interest on debt	(713)	—	(713)
Financial income from marketable securities & cash equivalents	273	—	273
Cost of net debt	(440)	—	(440)
Other financial income	609	—	609
Other financial expense	(429)	—	(429)
Equity in income (loss) of affiliates	1,984	(59)	1,925
Income taxes	(13,811)	(262)	(14,073)
Consolidated net income	11,710	871	12,581
Group share	11,424	852	12,276
Non-controlling interests	286	19	305

(a)	Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value.

For the year ended December 31, 2010 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	159,269	—	159,269
Excise taxes	(18,793)	—	(18,793)
Revenues from sales	140,476	—	140,476
Purchases, net of inventory variation	(94,286)	1,115	(93,171)
Other operating expenses	(19,035)	(100)	(19,135)
Exploration costs	(864)	—	(864)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,005)	(1,416)	(8,421)
Other income	524	872	1,396
Other expense	(346)	(554)	(900)
Financial interest on debt	(465)	—	(465)
Financial income from marketable securities & cash equivalents	131	—	131
Cost of net debt	(334)	—	(334)
Other financial income	442	—	442
Other financial expense	(407)	—	(407)
Equity in income (loss) of affiliates	2,003	(50)	1,953
Income taxes	(10,646)	418	(10,228)
Consolidated net income	10,522	285	10,807
Group share	10,288	283	10,571
Non-controlling interests	234	2	236

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi.

For the year ended December 31, 2009 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	131,327	—	131,327
Excise taxes	(19,174)	—	(19,174)
Revenues from sales	112,153	—	112,153
Purchases, net of inventory variation	(73,263)	2,205	(71,058)
Other operating expenses	(18,271)	(320)	(18,591)
Exploration costs	(698)	—	(698)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,291)	(391)	(6,682)
Other income	131	183	314
Other expense	(315)	(285)	(600)
Financial interest on debt	(530)	—	(530)
Financial income from marketable securities & cash equivalents	132	—	132
Cost of net debt	(398)	—	(398)
Other financial income	643	—	643
Other financial expense	(345)	—	(345)
Equity in income (loss) of affiliates	1,918	(276)	1,642
Income taxes	(7,302)	(449)	(7,751)
Consolidated net income	7,962	667	8,629
Group share	7,784	663	8,447
Non-controlling interests	178	4	182

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi.

D)	ADJUSTMENT ITEMS BY BUSINESS SEGMENT

The adjustment items for income as per Note 2 to the Consolidated Financial Statements are detailed as follows:

Adjustments to operating income For the year ended December 31, 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,224	(9)	—	1,215
Effect of changes in fair value	45	—	—	—	45
Restructuring charges	—	—	—	—	—
Asset impairment charges	(75)	(700)	(6)	—	(781)
Other items	—	(68)	(24)	—	(92)
Total	(30)	456	(39)	—	387

Adjustments to net income, Group share For the year ended December 31, 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	824	10	—	834
Effect of changes in fair value	32	—	—	—	32
Restructuring charges	—	(113)	(9)	—	(122)
Asset impairment charges	(531)	(478)	(5)	—	(1,014)
Gains (losses) on disposals of assets	843	412	209	74	1,538
Other items	(202)	(74)	(76)	(64)	(416)
Total	142	571	129	10	852

Adjustments to operating income For the year ended December 31, 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	863	130	—	993
Restructuring charges	—	—	—	—	—
Asset impairment charges	(203)	(1,192)	(21)	—	(1,416)
Other items	—	60	(38)	—	22
Total	(203)	(269)	71	—	(401)

Adjustments to net income, Group share For the year ended December 31, 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	635	113	—	748
TOTAL’s equity share of adjustments related to Sanofi	—	—	—	(81)	(81)
Restructuring charges	—	(12)	(41)	—	(53)
Asset impairment charges	(297)	(913)	(14)	—	(1,224)
Gains (losses) on disposals of assets	589	122	33	302	1,046
Other items	(37)	(83)	(33)	—	(153)
Total	255	(251)	58	221	283

Adjustments to operating income For the year ended December 31, 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,816	389	—	2,205
Restructuring charges	—	—	—	—	—
Asset impairment charges	(4)	(347)	(40)	—	(391)
Other items	(17)	(258)	(45)	—	(320)
Total	(21)	1,211	304	—	1,494

Adjustments to net income, Group share For the year ended December 31, 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Total
Inventory valuation effect	—	1,279	254	—	1,533
TOTAL’s equity share of adjustments related to Sanofi	—	—	—	(300)	(300)
Restructuring charges	—	(27)	(102)	—	(129)
Asset impairment charges	(52)	(253)	(28)	—	(333)
Gains (losses) on disposals of assets	—	—	—	179	179
Other items	(112)	(182)	7	—	(287)
Total	(164)	817	131	(121)	663

E)	ADDITIONAL INFORMATION ON IMPAIRMENTS

In the Upstream, Downstream and Chemicals segments, impairments of assets have been recognized for the year ended December 31, 2011, with an impact of €781 million in operating income and €1,014 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share. These items are identified in paragraph 4D above as adjustment items with the heading “Asset impairment charges”.

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

•

future cash flows, based on the long-term plan, are prepared over a period consistent with the life of the assets within the CGU. They are prepared post-tax and include specific risks attached to CGU assets. They are discounted using an 8% post-tax discount rate, this rate being a weighted-average capital cost estimated from historical market data. This rate has been applied consistently for the years ending in 2009, 2010 and 2011.

SunPower is a CGU acquired in 2011 for which specific assumptions were applied because of its own financing and its listing on Nasdaq. Thus, future cash flows of this CGU have been discounted using a 14% post-tax discount rate, corresponding to the weighted-average capital cost of this CGU.

•

value in use calculated by discounting the above post-tax cash flows using an 8% post-tax discount rate is not materially different from value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates are in a range from 10% to 13% in 2011. SunPower’s pre-tax discount rate is 16%.

The CGUs of the Upstream segment affected by these impairments are oil fields, assets in solar energy and investments in associates accounted for by the equity method. For the year ended December 31, 2011, the Group has recognized impairments with an impact of €75 million in operating income and €531 million in net income, Group share. A 10% decrease in hydrocarbons prices would not lead to additional impairment losses. In 2011, impairment losses accounted for mainly include the impairment of the whole goodwill arising from the acquisition of SunPower for €383 million. Indeed, the stress on public debt markets of some European states during the second half of 2011, successive austerity plans adopted by these states and their impact on financial incentives specific to the solar industry have greatly worsened the financial situation and forecasts of future cash flows of the solar industry companies, including SunPower. The market capitalization of these companies fell sharply in 2011, thus the share price of SunPower as of December 31, 2011 stood at $6.23 per share, down 73% compared to the share price at the acquisition date.

The CGUs of the Downstream segment are affiliates or groups of affiliates (or industrial assets) organized mostly by country for the refining activities and by relevant geographical area for the marketing activities. For the refining activities, the unfavorable trends observed in 2010 have continued in 2011, with a worldwide context of surplus in refining capacities compared to the demand for petroleum products. This surplus is still based in Europe with a falling demand, whereas the emerging countries (Middle East and Asia) report a strong growth in the consumption of petroleum products. In this persistent context of deteriorated margins, the refining CGUs in France and in the United Kingdom have suffered substantial operating losses despite the constant efforts to improve operations. This situation, coupled with less favorable outlooks, led the Group to recognize impairments within the CGUs Refining France and United Kingdom with an impact of €700 million in operating income and €478 million in net income, Group share. A variation of +5% of projections of gross margin in identical operating conditions would have a positive impact of €676 million in operating income and €443 million in net income, Group share. A variation of (1) % of the discount rate would have a positive impact of €335 million in operating income and €219 million in net income, Group share. Inverse variations of projections of gross margin and discount rate would have impacts of respectively

€(683) million and €(249) million in operating income and €(448) million and €(164) million in net income, Group share.

The CGUs of the Chemicals segment are worldwide business units, including activities or products with common strategic, commercial and industrial characteristics. The different scenarios of sensitivity would not lead to additional impairment losses.

For the year ended December 31, 2010, impairments of assets have been recognized in the Upstream, Downstream and Chemicals segments with an impact of €1,416 million in operating income and €1,224 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share.

For the year ended December 31, 2009, impairments of assets have been recognized in the Upstream, Downstream and Chemicals segments with an impact of €413 million in operating income and €382 million in net income, Group share. These impairments have been disclosed as adjustments to operating income for €391 million and adjustments to net income, Group share for €333 million.

For the years ended December 31, 2011, 2010 and 2009, no reversal of impairment has been recognized.

5) INFORMATION BY GEOGRAPHICAL AREA

(M€)	France	Rest of Europe	North America	Africa	Rest of the world	Total
For the year ended December 31, 2011
Non-Group sales	42,626	81,453	15,917	15,077	29,620	184,693
Property, plant and equipment, intangible assets, net	5,637	15,576	14,518	23,546	17,593	76,870
Capital expenditures	1,530	3,802	5,245	5,264	8,700	24,541
For the year ended December 31, 2010
Non-Group sales	36,820	72,636	12,432	12,561	24,820	159,269
Property, plant and equipment, intangible assets, net	5,666	14,568	9,584	20,166	13,897	63,881
Capital expenditures	1,062	2,629	3,626	4,855	4,101	16,273
For the year ended December 31, 2009
Non-Group sales	32,437	60,140	9,515	9,808	19,427	131,327
Property, plant and equipment, intangible assets, net	6,973	15,218	8,112	17,312	11,489	59,104
Capital expenditures	1,189	2,502	1,739	4,651	3,268	13,349

6) OPERATING EXPENSES

For the year ended December 31, (M€)	2011		2010	2009
Purchases, net of inventory variation(a)	(113,892	)(b)	(93,171)	(71,058)
Exploration costs	(1,019)		(864)	(698)
Other operating expenses(c)	(19,843)		(19,135)	(18,591)
of which non-current operating liabilities (allowances) reversals	615		387	515
of which current operating liabilities (allowances) reversals	(150)		(101)	(43)
Operating expenses	(134,754)		(113,170)	(90,347)

(a)	Includes taxes paid on oil and gas production in the Upstream segment, namely royalties.

(b)	As of December 31, 2011, the Group valued under / over lifting at market value. The impact in operating expenses is €577 million and €103 million in net income, Group share as of December 31, 2011.
(c)	Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 26 to the Consolidated Financial Statements “Payroll and staff”).

7)	OTHER INCOME AND OTHER EXPENSE

For the year ended December 31, (M€)	2011	2010	2009
Gains (losses) on disposal of assets	1,650	1,117	200
Foreign exchange gains	118	—	—
Other	178	279	114
Other income	1,946	1,396	314
Foreign exchange losses	—	—	(32)
Amortization of other intangible assets (excl. mineral interests)	(592)	(267)	(142)
Other	(655)	(633)	(426)
Other expense	(1,247)	(900)	(600)

Other income

In 2011, gains and losses on disposal of assets are mainly related to the sale of the interest in CEPSA, to the sale of assets in the Upstream segment (especially the sale of 10% Group’s interest in the Colombian pipeline OCENSA) and to the sale of photocure and coatings resins businesses. These disposals are described in Note 3 to the Consolidated Financial Statements.

In 2010, gains and losses on disposal of assets were mainly related to sales of assets in the Upstream segment (sale of the interests in the Valhall and Hod fields in Norway and sale of the interest in Block 31 in Angola, see Note 3 to the Consolidated Financial Statements), as well as the change in the accounting treatment and the disposal of shares of Sanofi (see Note 3 to the Consolidated Financial Statements).

In 2009, gains and losses on disposal of assets were mainly related to the disposal of shares of Sanofi.

Other expense

In 2011, the heading “Other” is mainly comprised of €243 million of restructuring charges in the Upstream, Downstream and Chemicals segments.

In 2010, the heading “Other” was mainly comprised of €248 million of restructuring charges in the Downstream and Chemicals segments.

In 2009, the heading “Other” was mainly comprised of €190 million of restructuring charges in the Downstream and Chemicals segments.

8)	OTHER FINANCIAL INCOME AND EXPENSE

As of December 31, (M€)	2011	2010	2009
Dividend income on non-consolidated subsidiaries	330	255	210
Capitalized financial expenses	171	113	117
Other	108	74	316
Other financial income	609	442	643
Accretion of asset retirement obligations	(344)	(338)	(283)
Other	(85)	(69)	(62)
Other financial expense	(429)	(407)	(345)

9) INCOME TAXES

Since 1966, the Group had been taxed in accordance with the consolidated income tax treatment approved on a three-year renewable basis by the French Ministry of Economy, Finance and Industry. The approval for the period 2008-2010 expired on December 31, 2010 and TOTAL S.A. announced in July 2011 that it took the decision not to proceed with its initial application for the renewal of this agreement.

As a consequence, TOTAL S.A. is taxed in accordance with the common tax regime as from 2011. The exit of the consolidated income tax treatment has no significant impact, neither on the Group’s financial situation nor on the consolidated results.

No deferred tax is recognized for the temporary differences between the carrying amounts and tax bases of investments in foreign subsidiaries which are considered to be permanent investments. Undistributed earnings from foreign subsidiaries considered to be reinvested indefinitely amounted to €27,444 million as of December 31, 2011. The determination of the tax effect relating to such reinvested income is not practicable.

In addition, no deferred tax is recognized on unremitted earnings (approximately €22,585 million) of the Group’s French subsidiaries since the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares.

Income taxes are detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Current income taxes	(12,495)	(9,934)	(7,213)
Deferred income taxes	(1,578)	(294)	(538)
Total income taxes	(14,073)	(10,228)	(7,751)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances are as follows:

As of December 31, (M€)	2011	2010	2009
Net operating losses and tax carry forwards	1,584	1,145	1,114
Employee benefits	621	535	517
Other temporary non-deductible provisions	3,521	2,757	2,184
Gross deferred tax assets	5,726	4,437	3,815
Valuation allowance	(667)	(576)	(484)
Net deferred tax assets	5,059	3,861	3,331
Excess tax over book depreciation	(12,831)	(10,966)	(9,791)
Other temporary tax deductions	(2,721)	(1,339)	(1,179)
Gross deferred tax liability	(15,552)	(12,305)	(10,970)
Net deferred tax liability	(10,493)	(8,444)	(7,639)

Net operating losses and tax carry forwards only come from foreign subsidiaries.

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31, (M€)	2011	2010	2009
Deferred tax assets, non-current (note 14)	1,767	1,378	1,164
Deferred tax assets, current (note 16)	—	151	214
Deferred tax liabilities, non-current	(12,260)	(9,947)	(8,948)
Deferred tax liabilities, current	—	(26)	(69)
Net amount	(10,493)	(8,444)	(7,639)

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31, (M€)	2011	2010	2009
Opening balance	(8,444)	(7,639)	(6,857)
Deferred tax on income	(1,578)	(294)	(538)
Deferred tax on shareholders’ equity(a)	(55)	28	(38)
Changes in scope of consolidation	(17)	(59)	(1)
Currency translation adjustment	(399)	(480)	(205)
Closing balance	(10,493)	(8,444)	(7,639)

(a)	This amount includes mainly current income taxes and deferred taxes for changes in fair value of listed securities classified as financial assets available for sale as well as deferred taxes related to the cash flow hedge (see Note 17 to the Consolidated Financial Statements).

Reconciliation between provision for income taxes and pre-tax income:

For the year ended December 31, (M€)	2011	2010	2009
Consolidated net income	12,581	10,807	8,629
Provision for income taxes	14,073	10,228	7,751
Pre-tax income	26,654	21,035	16,380
French statutory tax rate	36.10%	34.43%	34.43%
Theoretical tax charge	(9,622)	(7,242)	(5,640)
Difference between French and foreign income tax rates	(5,740)	(4,921)	(3,214)
Tax effect of equity in income (loss) of affiliates	695	672	565
Permanent differences	889	1,375	597
Adjustments on prior years income taxes	(19)	(45)	(47)
Adjustments on deferred tax related to changes in tax rates	(201)	2	(1)
Changes in valuation allowance of deferred tax assets	(71)	(65)	(6)
Other	(4)	(4)	(5)
Net provision for income taxes	(14,073)	(10,228)	(7,751)

The French statutory tax rate includes the standard corporate tax rate (33.33%) and additional applicable taxes that bring the overall tax rate to 36.10% in 2011 (versus 34.43% in 2010 and 2009).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities.

Net operating losses and tax credit carryforwards

Deferred tax assets related to net operating losses and tax carryforwards expire in the following years:

	2011		2010		2009
As of December 31, (M€)	Basis	Tax	Basis	Tax	Basis	Tax
2010	—	—	—	—	258	126
2011	—	—	225	110	170	83
2012	242	115	177	80	121	52
2013	171	81	146	59	133	43
2014(a)	104	47	1,807	602	1,804	599
2015(b)	8	2	190	62	—	—
2016 and after	2,095	688	—	—	—	—
Unlimited	2,119	651	774	232	661	211
Total	4,739	1,584	3,319	1,145	3,147	1,114

(a)	Net operating losses and tax credit carryforwards in 2014 and after for 2009.
(b)	Net operating losses and tax credit carryforwards in 2015 and after for 2010.

10) INTANGIBLE ASSETS

As of December 31, 2011 (M€)	Cost	Amortization and impairment	Net
Goodwill	1,903	(993)	910
Proved and unproved mineral interests	13,719	(3,181)	10,538
Other intangible assets	3,377	(2,412)	965
Total intangible assets	18,999	(6,586)	12,413

As of December 31, 2010 (M€)	Cost	Amortization and impairment	Net
Goodwill	1,498	(596)	902
Proved and unproved mineral interests	10,099	(2,712)	7,387
Other intangible assets	2,803	(2,175)	628
Total intangible assets	14,400	(5,483)	8,917

As of December 31, 2009 (M€)	Cost	Amortization and impairment	Net
Goodwill	1,776	(614)	1,162
Proved and unproved mineral interests	8,204	(2,421)	5,783
Other intangible assets	2,712	(2,143)	569
Total intangible assets	12,692	(5,178)	7,514

Changes in net intangible assets are analyzed in the following table:

(M€)	Net amount as of January 1,	Acquisitions	Disposals	Amortization and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2011	8,917	2,504	(428)	(991)	358	2,053	12,413
2010	7,514	2,466	(62)	(553)	491	(939)	8,917
2009	5,341	629	(64)	(345)	2	1,951	7,514

In 2011, the heading “Other” mainly includes Chesapeake’s Barnett shale mineral interests reclassified into the acquisitions for €(649) million, the not yet paid part of the acquisition of Chesapeake’s mineral interests in Utica for €1,216 million, the reclassification of Joslyn’s mineral interests sold in 2011 and formerly classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for €384 million, and €697 million related to the acquisition of SunPower.

In 2010, the heading “Other” mainly included Chesapeake’s Barnett shale mineral interests reclassified into the acquisitions for €(975) million and the reclassification of Joslyn’s mineral interests in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for €(390) million, including the currency translation adjustment, partially compensated by the acquisition of UTS for €646 million (see Note 3 to the Consolidated Financial Statements).

In 2009, the heading “Other” mainly included Chesapeake’s Barnett shale mineral interests for €1,449 million (see Note 3 to the Consolidated Financial Statements).

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2011 is as follows:

(M€)	Net goodwill as of January 1, 2011	Increases	Impairments	Other	Net goodwill as of December 31, 2011
Upstream	78	396	(383)	(2)	89
Downstream	82	—	(1)	(12)	69
Chemicals	717	23	(4)	(9)	727
Corporate	25	—	—	—	25
Total	902	419	(388)	(23)	910

In 2011, impairments of goodwill in the Upstream segment amount to €383 million and correspond to the impairment of the whole goodwill arising from the acquisition of SunPower (see Note 4E to the Consolidated Financial Statements).

11) PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2011 (M€)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	84,222	(54,589)	29,633
Unproved properties	209	—	209
Work in progress	21,190	(15)	21,175
Subtotal	105,621	(54,604)	51,017
Other property, plant and equipment
Land	1,346	(398)	948
Machinery, plant and equipment (including transportation equipment)	25,838	(18,349)	7,489
Buildings	6,241	(4,131)	2,110
Work in progress	1,534	(306)	1,228
Other	6,564	(4,899)	1,665
Subtotal	41,523	(28,083)	13,440
Total property, plant and equipment	147,144	(82,687)	64,457

As of December 31, 2010 (M€)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	77,183	(50,582)	26,601
Unproved properties	347	(1)	346
Work in progress	14,712	(37)	14,675
Subtotal	92,242	(50,620)	41,622
Other property, plant and equipment
Land	1,304	(393)	911
Machinery, plant and equipment (including transportation equipment)	23,831	(17,010)	6,821
Buildings	6,029	(3,758)	2,271
Work in progress	2,350	(488)	1,862
Other	6,164	(4,687)	1,477
Subtotal	39,678	(26,336)	13,342
Total property, plant and equipment	131,920	(76,956)	54,964

As of December 31, 2009 (M€)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	71,082	(44,718)	26,364
Unproved properties	182	(1)	181
Work in progress	10,351	(51)	10,300
Subtotal	81,615	(44,770)	36,845
Other property, plant and equipment
Land	1,458	(435)	1,023
Machinery, plant and equipment (including transportation equipment)	22,927	(15,900)	7,027
Buildings	6,142	(3,707)	2,435
Work in progress	2,774	(155)	2,619
Other	6,506	(4,865)	1,641
Subtotal	39,807	(25,062)	14,745
Total property, plant and equipment	121,422	(69,832)	51,590

Changes in net property, plant and equipment are analyzed in the following table:

(M€)	Net amount as of January 1,	Acquisitions	Disposals	Depreciation and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2011	54,964	15,443	(1,489)	(7,636)	1,692	1,483	64,457
2010	51,590	11,346	(1,269)	(8,564)	2,974	(1,113)	54,964
2009	46,142	11,212	(65)	(6,765)	397	669	51,590

In 2011, the heading “Disposals” mainly includes the impact of sales of assets in the Upstream segment (disposal of the interests in Gassled in Norway and in Joslyn’s field in Canada) and in the Downstream segment (disposal of Marketing assets in the United Kingdom) (see Note 3 to the Consolidated Financial Statements).

In 2011, the heading “Depreciation and impairment” includes the impact of impairments of assets recognized for €781 million (see Note 4D to the Consolidated Financial Statements).

In 2011, the heading “Other” corresponds to the increase of the asset for sites restitution for an amount of €653 million. It also includes €428 million related to the reclassification of tangible assets of Joslyn and resins businesses sold in 2011 and formerly classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

In 2010, the heading “Disposals” mainly included the impact of sales of assets in the Upstream segment (sale of the interests in the Valhall and Hod fields in Norway and sale of the interest in Block 31 in Angola, see Note 3 to the Consolidated Financial Statements).

In 2010, the heading “Depreciation and impairment” included the impact of impairments of assets recognized for €1,416 million (see Note 4D to the Consolidated Financial Statements).

In 2010, the heading “Other” mainly corresponded to the change in the consolidation method of Samsung Total Petrochemicals (see Note 12 to the Consolidated Financial Statements) for €(541) million and the reclassification for €(537) million, including the currency translation adjustment, of property, plant and equipment related to Joslyn, Total E&P Cameroun, and resins businesses subject to a disposal project in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, partially compensated by the acquisition of UTS for €217 million (see Note 3 to the Consolidated Financial Statements).

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

Property, plant and equipment presented above include the following amounts for facilities and equipment under finance leases that have been capitalized:

As of December 31, 2011 (M€)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	414	(284)	130
Buildings	54	(25)	29
Other	—	—	—
Total	468	(309)	159

As of December 31, 2010 (M€)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	480	(332)	148
Buildings	54	(24)	30
Other	—	—	—
Total	534	(356)	178

As of December 31, 2009 (M€)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	548	(343)	205
Buildings	60	(30)	30
Other	—	—	—
Total	608	(373)	235

12) EQUITY AFFILIATES: INVESTMENTS AND LOANS

		As of December 31,
Equity value (M€)	2011	2010	2009	2011	2010	2009
	% owned			equity value
NLNG	15.00%	15.00%	15.00%	953	1,108	1,136
PetroCedeño — EM	30.32%	30.32%	30.32%	1,233	1,136	874
CEPSA (Upstream share)(d)	—	48.83%	48.83%	—	340	385
Angola LNG Ltd.	13.60%	13.60%	13.60%	869	710	490
Qatargas	10.00%	10.00%	10.00%	97	85	83
Société du Terminal Méthanier de Fos Cavaou	27.60%	28.03%	28.79%	119	125	124
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	208	172	118
Qatar Liquefied Gas Company Limited II (Train B)	16.70%	16.70%	16.70%	209	184	143
Yemen LNG Co	39.62%	39.62%	39.62%	169	25	(15)
Shtokman Development AG	25.00%	25.00%	25.00%	248	214	162
AMYRIS(a)	21.37%	22.03%	—	79	101	—
Novatek(e)	14.09%	—	—	3,368	—	—
Other	—	—	—	803	724	760
Total associates				8,355	4,924	4,260
Yamal LNG(e)	20.01%	—	—	495	—	—
Ichthys LNG Ltd(e)	24.00%	—	—	82	—	—
Other	—	—	—	—	78	—
Total jointly-controlled entities				577	78	—
Total Upstream				8,932	5,002	4,260
CEPSA (Downstream share)(d)	—	48.83%	48.83%	—	2,151	1,927
Saudi Aramco Total Refining & Petrochemicals (Downstream share)	37.50%	37.50%	37.50%	112	47	60
Other	—	—	—	166	159	123
Total associates				278	2,357	2,110
SARA(c)	50.00%	50.00%	—	125	134	—
TotalErg(a)	49.00%	49.00%	—	296	289	—
Other	—	—	—	—	2	—
Total jointly-controlled entities				421	425	—
Total Downstream				699	2,782	2,110
CEPSA (Chemicals share)(d)	—	48.83%	48.83%	—	411	396
Qatar Petrochemical Company Ltd.	20.00%	20.00%	20.00%	240	221	205
Saudi Aramco Total Refining & Petrochemicals (Chemicals share)	37.50%	37.50%	37.50%	9	4	5
Qatofin Company Limited	36.36%	36.36%	36.36%	136	27	9
Other	—	—	—	27	41	37
Total associates				412	704	652
Samsung Total Petrochemicals(c)	50.00%	50.00%	—	706	645	—
Total jointly-controlled entities				706	645	—
Total Chemicals				1,118	1,349	652
Sanofi(b)	—	—	7.39%	—	—	4,235
Total associates				—	—	4,235
Total jointly-controlled entities				—	—	—
Total Corporate				—	—	4,235
Total investments				10,749	9,133	11,257
Loans				2,246	2,383	2,367
Total investments and loans				12,995	11,516	13,624

(a)	Investment accounted for by the equity method as from 2010.
(b)	End of the accounting for by the equity method of Sanofi as of July 1st, 2010 (see Note 3 to the Consolidated Financial Statements).
(c)	Change in the consolidation method as of January 1st, 2010.
(d)	Sale of CEPSA on July 29th, 2011.
(e)	Investment accounted for by the equity method as from 2011.

	As of December 31,			For the year ended December 31,
	2011	2010	2009	2011	2010	2009
Equity in income (loss) (M€)	% owned			Equity in income (loss)
NLNG	15.00%	15.00%	15.00%	374	207	227
PetroCedeño — EM	30.32%	30.32%	30.32%	55	195	166
CEPSA (Upstream share)(d)	—	48.83%	48.83%	15	57	23
Angola LNG Ltd.	13.60%	13.60%	13.60%	6	8	9
Qatargas	10.00%	10.00%	10.00%	196	136	114
Société du Terminal Méthanier de Fos Cavaou	27.60%	28.03%	28.79%	13	—	—
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	131	121	94
Qatar Liquefied Gas Company Limited II (Train B)	16.70%	16.70%	16.70%	446	288	8
Yemen LNG Co	39.62%	39.62%	39.62%	130	37	34
Shtokman Development AG	25.00%	25.00%	25.00%	1	(5)	4
AMYRIS(a)	21.37%	22.03%	—	(23)	(3)	—
Novatek(e)	14.09%	—	—	24	—	—
Other	—	—	—	274	140	180
Total associates				1,642	1,181	859
Yamal LNG(e)	20.01%	—	—	—	—	—
Ichthys LNG Ltd(e)	24.00%	—	—	(7)	—	—
Other	—	—	—	(56)	6	—
Total jointly-controlled entities				(63)	6	—
Total Upstream				1,579	1,187	859
CEPSA (Downstream share)(d)	—	48.83%	48.83%	26	172	149
Saudi Aramco Total Refining & Petrochemicals (Downstream share)	37.50%	37.50%	37.50%	(27)	(19)	(12)
Other	—	—	—	24	76	81
Total associates				23	229	218
SARA(c)	50.00%	50.00%	—	11	31	—
TotalErg(a)	49.00%	49.00%	—	7	(11)	—
Other	—	—	—	1	2	—
Total jointly-controlled entities				19	22	—
Total Downstream				42	251	218
CEPSA (Chemicals share)(d)	—	48.83%	48.83%	19	78	10
Qatar Petrochemical Company Ltd.	20.00%	20.00%	20.00%	89	84	74
Saudi Aramco Total Refining & Petrochemicals (Chemicals share)	37.50%	37.50%	37.50%	(3)	(1)	(1)
Qatofin Company Limited	36.36%	36.36%	36.36%	98	36	(5)
Other	—	—	—	(13)	5	1
Total associates				190	202	79
Samsung Total Petrochemicals(c)	50.00%	50.00%	—	114	104	—
Total jointly-controlled entities				114	104	—
Total Chemicals				304	306	79
Sanofi(b)	—	—	7.39%	—	209	486
Total associates				—	209	486
Total jointly-controlled entities				—	—	—
Total Corporate				—	209	486
Total investments				1,925	1,953	1,642

(a)	Investment accounted for by the equity method as from 2010.
(b)	End of the accounting for by the equity method of Sanofi as of July 1st, 2010 (see Note 3 to the Consolidated Financial Statements).
(c)	Change in the consolidation method as of January 1st, 2010.
(d)	Sale of CEPSA on July 29th, 2011.
(e)	Investment accounted for by the equity method as from 2011.

The market value of the Group’s share in Novatek amounts to €4,034 million as of December 31, 2011 for an equity value of €3,368 million.

In Group share, the main financial items of the equity affiliates are as follows:

As of December 31, (M€)	2011		2010		2009
	Associates	Jointly- controlled entities	Associates	Jointly- controlled entities	Associates	Jointly- controlled entities
Assets	18,088	3,679	19,192	2,770	22,681	—
Shareholders’ equity	9,045	1,704	7,985	1,148	11,257	—
Liabilities	9,043	1,975	11,207	1,622	11,424	—

	2011		2010		2009
For the year ended December 31, (M€)	Associates	Jointly- controlled entities	Associates	Jointly- controlled entities	Associates	Jointly- controlled entities
Revenues from sales	9,948	5,631	16,529	2,575	14,434	—
Pre-tax income	2,449	119	2,389	166	2,168	—
Income tax	(594)	(49)	(568)	(34)	(526)	—
Net income	1,855	70	1,821	132	1,642

13) OTHER INVESTMENTS

The investments detailed below are classified as “Financial assets available for sale” (see Note 1 paragraph M(ii) to the Consolidated Financial Statements).

As of December 31, 2011 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Sanofi(a)	2,100	351	2,451
Areva(b)	69	1	70
Arkema	—	—	—
Chicago Mercantile Exchange Group	1	6	7
Olympia Energy Fund — energy investment fund	38	(5)	33
Gevo	15	(3)	12
Other publicly traded equity securities	3	(1)	2
Total publicly traded equity securities(c)	2,226	349	2,575
BBPP	62	—	62
Ocensa(d)	85	—	85
BTC Limited	132	—	132
Other equity securities	820	—	820
Total other equity securities(c)	1,099	—	1,099
Other investments	3,325	349	3,674

As of December 31, 2010 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Sanofi(a)	3,510	(56)	3,454
Areva(b)	69	63	132
Arkema	—	—	—
Chicago Mercantile Exchange Group	1	9	10
Olympia Energy Fund — energy investment fund	37	(3)	34
Other publicly traded equity securities	2	(1)	1
Total publicly traded equity securities(c)	3,619	12	3,631
BBPP	60	—	60
BTC Limited	141	—	141
Other equity securities	758	—	758
Total other equity securities(c)	959	—	959
Other investments	4,578	12	4,590

As of December 31, 2009 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Areva(b)	69	58	127
Arkema	15	47	62
Chicago Mercantile Exchange Group	1	9	10
Olympia Energy Fund — energy investment fund	35	(2)	33
Other publicly traded equity securities	—	—	—
Total publicly traded equity securities(c)	120	112	232
BBPP	72	—	72
BTC Limited	144	—	144
Other equity securities	714	—	714
Total other equity securities(c)	930	—	930
Other investments	1,050	112	1,162

(a)	End of the accounting for by the equity method of Sanofi as of July 1st, 2010 (see Note 3 to the Consolidated Financial Statements).
(b)	Unrealized gain based on the investment certificate.
(c)	Including cumulative impairments of €604 million in 2011, €597 million in 2010 and €599 million in 2009.
(d)	End of the accounting for by the equity method of Ocensa in July 2011 (see Note 3 to the Consolidated Financial Statements).

14) OTHER NON-CURRENT ASSETS

As of December 31, 2011 (M€)	Gross value	Valuation allowance	Net value
Deferred income tax assets	1,767	—	1,767
Loans and advances(a)	2,454	(399)	2,055
Other	1,049	—	1,049
Total	5,270	(399)	4,871

As of December 31, 2010 (M€)	Gross value	Valuation allowance	Net value
Deferred income tax assets	1,378	—	1,378
Loans and advances(a)	2,060	(464)	1,596
Other	681	—	681
Total	4,119	(464)	3,655

As of December 31, 2009 (M€)	Gross value	Valuation allowance	Net value
Deferred income tax assets	1,164	—	1,164
Loans and advances(a)	1,871	(587)	1,284
Other	633	—	633
Total	3,668	(587)	3,081

(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

For the year ended December 31, (M€)	Valuation allowance as of January 1,	Increases	Decreases	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2011	(464)	(25)	122	(32)	(399)
2010	(587)	(33)	220	(64)	(464)
2009	(529)	(19)	29	(68)	(587)

15) INVENTORIES

As of December 31, 2011 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,735	(24)	4,711
Refined products	9,706	(36)	9,670
Chemicals products	1,489	(103)	1,386
Other inventories	2,761	(406)	2,355
Total	18,691	(569)	18,122

As of December 31, 2010 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,990	—	4,990
Refined products	7,794	(28)	7,766
Chemicals products	1,350	(99)	1,251
Other inventories	1,911	(318)	1,593
Total	16,045	(445)	15,600

As of December 31, 2009 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,581	—	4,581
Refined products	6,647	(18)	6,629
Chemicals products	1,234	(113)	1,121
Other inventories	1,822	(286)	1,536
Total	14,284	(417)	13,867

Changes in the valuation allowance on inventories are as follows:

For the year ended December 31, (M€)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2011	(445)	(83)	(41)	(569)
2010	(417)	(39)	11	(445)
2009	(1,115)	700	(2)	(417)

16) ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

As of December 31, 2011 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	20,532	(483)	20,049
Recoverable taxes	2,398	—	2,398
Other operating receivables	7,750	(283)	7,467
Deferred income tax	—	—	—
Prepaid expenses	840	—	840
Other current assets	62	—	62
Other current assets	11,050	(283)	10,767

As of December 31, 2010 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	18,635	(476)	18,159
Recoverable taxes	2,227	—	2,227
Other operating receivables	4,543	(136)	4,407
Deferred income tax	151	—	151
Prepaid expenses	657	—	657
Other current assets	41	—	41
Other current assets	7,619	(136)	7,483

As of December 31, 2009 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	16,187	(468)	15,719
Recoverable taxes	2,156	—	2,156
Other operating receivables	5,214	(69)	5,145
Deferred income tax	214	—	214
Prepaid expenses	638	—	638
Other current assets	45	—	45
Other current assets	8,267	(69)	8,198

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

(M€)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustments and other variations	Valuation allowance as of December 31,
Accounts receivable
2011	(476)	4	(11)	(483)
2010	(468)	(31)	23	(476)
2009	(460)	(17)	9	(468)
Other current assets
2011	(136)	(132)	(15)	(283)
2010	(69)	(66)	(1)	(136)
2009	(19)	(14)	(36)	(69)

As of December 31, 2011, the net portion of the overdue receivables includes in “Accounts receivable” and “Other current assets” is €3,556 million, of which €1,857 million has expired for less than 90 days, €365 million has expired between 90 days and 6 months, €746 million has expired between 6 and 12 months and €588 million has expired for more than 12 months.

As of December 31, 2010, the net portion of the overdue receivables includes in “Accounts receivable” and “Other current assets” is €3,141 million, of which €1,885 million has expired for less than 90 days, €292 million has expired between 90 days and 6 months, €299 million has expired between 6 and 12 months and €665 million has expired for more than 12 months.

As of December 31, 2009, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” is €3,610 million, of which €2,116 million has expired for less than 90 days, €486 million has expired between 90 days and 6 months, €246 million has expired between 6 and 12 months and €762 million has expired for more than 12 months.

17) SHAREHOLDERS’ EQUITY

Number of TOTAL shares

The Company’s common shares, par value €2.50, as of December 31, 2011 are the only category of shares. Shares may be held in either bearer or registered form.

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

The authorized share capital amounts to 3,446,401,650 shares as of December 31, 2011 compared to 3,439,391,697 shares as of December 31, 2010 and 3,381,921,458 as of December 31, 2009.

Variation of the share capital

As of January 1, 2009		2,371,808,074
Shares issued in connection with:	Exercise of TOTAL share subscription options	934,780
	Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	480,030
Cancellation of shares(a)		(24,800,000)
As of January 1, 2010		2,348,422,884
Shares issued in connection with:	Exercise of TOTAL share subscription options	1,218,047
As of January 1, 2011		2,349,640,931
Shares issued in connection with:	Capital increase reserved for employees	8,902,717
	Exercise of TOTAL share subscription options	5,223,665
As of December 31, 2011(b)		2,363,767,313

(a)	Decided by the Board of Directors on July 30, 2009.
(b)	Including 109,554,173 treasury shares deducted from consolidated shareholders’ equity.

The variation of both weighted-average number of shares and weighted-average number of diluted shares respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2011	2010	2009
Number of shares as of January 1,	2,349,640,931	2,348,422,884	2,371,808,074
Number of shares issued during the year (pro rated)			—
Exercise of TOTAL share subscription options	3,412,123	412,114	221,393
Exercise of TOTAL share purchase options	—	984,800	93,827
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	—	—	393,623
TOTAL performance shares	978,503	416,420	1,164,389
Global free TOTAL share plan(a)	506	15	—
Capital increase reserved for employees	5,935,145	—	—
TOTAL shares held by TOTAL S.A. or by its subsidiaries and deducted from shareholders’ equity	(112,487,679)	(115,407,190)	(143,082,095)
Weighted-average number of shares	2,247,479,529	2,234,829,043	2,230,599,211
Dilutive effect			—
TOTAL share subscription and purchase options	470,095	1,758,006	1,711,961
TOTAL performance shares	6,174,808	6,031,963	4,920,599
Global free TOTAL share plan(a)	2,523,233	1,504,071
Exchange guarantee offered to the beneficiaries of Elf Aquitaine share subscription options	—	—	60,428
Capital increase reserved for employees	303,738	371,493	—
Weighted-average number of diluted shares	2,256,951,403	2,244,494,576	2,237,292,199

(a)	The Board of Directors approved on May 21, 2010 the implementation and conditions of a global free share plan intended for the Group employees.

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

Pursuant to this delegation of authorization, the Board of Directors, during its October 28, 2010 meeting, decided to proceed with a capital increase reserved for employees in 2011 within the limit of 12 million shares with dividend rights as of January 1, 2010 and delegated to the Chairman and Chief Executive Officer all powers to determine the opening and closing of the subscription period and the subscription price.

On March 14, 2011, the Chairman and Chief Executive Officer decided that the subscription period would be set from March 16, 2011 to April 1, 2011 included, and acknowledged that the subscription price per ordinary share would be set at €34.80. With respect to this capital increase, 8,902,717 TOTAL shares were subscribed and created on April 28, 2011.

Share cancellation

Pursuant to the authorization granted by the shareholders’ meeting held on May 11, 2007 authorizing reduction of capital by cancellation of shares held by the Company within the limit of 10% of the outstanding capital every 24 months, the Board of Directors decided on July 30, 2009 to cancel 24,800,000 shares acquired in 2008 at an average price of €49.28 per share.

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of December 31, 2011, TOTAL S.A. holds 9,222,905 of its own shares, representing 0.39% of its share capital, detailed as follows:

•	6,712,528 shares allocated to TOTAL share grant plans for Group employees;

•	2,510,377 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

As of December 31, 2010, TOTAL S.A. held 12,156,411 of its own shares, representing 0.52% of its share capital, detailed as follows:

•	6,012,460 shares allocated to TOTAL share grant plans for Group employees;

•	6,143,951 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares were deducted from the consolidated shareholders’ equity.

As of December 31, 2009, TOTAL S.A. held 15,075,922 of its own shares, representing 0.64% of its share capital, detailed as follows:

•	6,017,499 shares allocated to covering TOTAL share purchase option plans for Group employees and executive officers;

•	5,799,400 shares allocated to TOTAL share grant plans for Group employees; and
•	3,259,023 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares were deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of December 31, 2011, 2010 and 2009, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.24% of its share capital as of December 31, 2011, 4.27% of its share capital as of December 31, 2010 and 4.27% of its share capital as of December 31, 2009 detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

TOTAL S.A. paid on May 26, 2011 the balance of the dividend of €1.14 per share for the 2010 fiscal year (the ex-dividend date was May 23, 2011). In addition, TOTAL S.A. paid two quarterly interim dividends for the fiscal year 2011:

•

The first quarterly interim dividend of €0.57 per share for the fiscal year 2011, decided by the Board of Directors on April 28, 2011, was paid on September 22, 2011 (the ex-dividend date was September 19, 2011);

•

The second quarterly interim dividend of €0.57 per share for the fiscal year 2011, decided by the Board of Directors on July 28, 2011, was paid on December 22, 2011 (the ex-dividend date was December 19, 2011).

The Board of Directors, during its October 27, 2011 meeting, decided to set the third quarterly interim dividend for the fiscal year 2011 at €0.57 per share. This interim dividend will be paid on March 22, 2012 (the ex-dividend date will be March 19, 2012).

A resolution will be submitted at the shareholders’ meeting on May 11, 2012 to pay a dividend of €2.28 per share for the 2011 fiscal year, i.e. a balance of €0.57 per share to be distributed after deducting the three quarterly interim dividends of €0.57 per share that will have already been paid.

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

As of December 31, 2011, paid-in surplus amounted to €27,655 million (€27,208 million as of December 31, 2010 and €27,171 million as of December 31, 2009).

Reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of €539 million as of December 31, 2011 (€514 million as of December 31, 2010 and as of December 31, 2009).

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

For the year ended December 31, (M€)	2011		2010		2009
Currency translation adjustment		1,498		2,231		(244)
— Unrealized gain/(loss) of the period	1,435		2,234		(243)
— Less gain/(loss) included in net income	(63)		3		1
Available for sale financial assets		337		(100)		38
— Unrealized gain/(loss) of the period	382		(50)		38
— Less gain/(loss) included in net income	45		50		—
Cash flow hedge		(84)		(80)		128
— Unrealized gain/(loss) of the period	(131)		(195)		349
— Less gain/(loss) included in net income	(47)		(115)		221

Share of other comprehensive income of equity affiliates, net amount		(15)		302		234
Other		(2)		(7)		(5)
— Unrealized gain/(loss) of the period	(2)		(7)		(5)
— Less gain/(loss) included in net income	—		—		—
Tax effect		(55)		28		(38)
Total other comprehensive income, net amount		1,679		2,374		113

Tax effects relating to each component of other comprehensive income are as follows:

	2011			2010			2009
For the year ended December 31, (M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Currency translation adjustment	1,498	—	1,498	2,231	—	2,231	(244)	—	(244)
Available for sale financial assets	337	(93)	244	(100)	2	(98)	38	4	42
Cash flow hedge	(84)	38	(46)	(80)	26	(54)	128	(42)	86
Share of other comprehensive income of equity affiliates, net amount	(15)	—	(15)	302	—	302	234	—	234
Other	(2)	—	(2)	(7)	—	(7)	(5)	—	(5)
Total other comprehensive income	1,734	(55)	1,679	2,346	28	2,374	151	(38)	113

18) EMPLOYEE BENEFITS OBLIGATIONS

Liabilities for employee benefits obligations consist of the following:

As of December 31, (M€)	2011	2010	2009
Pension benefits liabilities	1,268	1,268	1,236
Other benefits liabilities	620	605	592
Restructuring reserves (early retirement plans)	344	298	212
Total	2,232	2,171	2,040

The Group’s main defined benefit pension plans are located in France, in the United Kingdom, in the United States, in Belgium and in Germany. Their main characteristics are the following:

•	The benefits are usually based on the final salary and seniority;

•	They are usually funded (pension fund or insurer); and
•	They are closed to new employees who benefit from defined contribution pension plans.

The pension benefits include also termination indemnities and early retirement benefits.

The other benefits are the employer contribution to post-employment medical care.

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

	Pension benefits			Other benefits
As of December 31, (M€)	2011	2010	2009	2011	2010	2009
Change in benefit obligation
Benefit obligation at beginning of year	8,740	8,169	7,405	623	547	544
Service cost	163	159	134	13	11	10
Interest cost	420	441	428	28	29	30
Curtailments	(24)	(4)	(5)	(1)	(3)	(1)
Settlements	(111)	(60)	(3)	—	—	—
Special termination benefits	—	—	—	—	1	—
Plan participants’ contributions	9	11	10	—	—	—
Benefits paid	(451)	(471)	(484)	(34)	(33)	(33)
Plan amendments	33	28	118	4	1	(2)
Actuarial losses (gains)	435	330	446	(9)	57	—
Foreign currency translation and other	108	137	120	4	13	(1)
Benefit obligation at year-end	9,322	8,740	8,169	628	623	547
Change in fair value of plan assets
Fair value of plan assets at beginning of year	(6,809)	(6,286)	(5,764)	—	—	—
Expected return on plan assets	(385)	(396)	(343)	—	—	—
Actuarial losses (gains)	155	(163)	(317)	—	—	—
Settlements	80	56	2	—	—	—
Plan participants’ contributions	(9)	(11)	(10)	—	—	—
Employer contributions	(347)	(269)	(126)	—	—	—
Benefits paid	386	394	396	—	—	—
Foreign currency translation and other	(99)	(134)	(124)	—	—	—
Fair value of plan assets at year-end	(7,028)	(6,809)	(6,286)	—	—	—
Unfunded status	2,294	1,931	1,883	628	623	547
Unrecognized prior service cost	(78)	(105)	(153)	9	10	15
Unrecognized actuarial (losses) gains	(1,713)	(1,170)	(1,045)	(17)	(28)	30
Asset ceiling	10	9	9	—	—	—
Net recognized amount	513	665	694	620	605	592
Pension benefits and other benefits liabilities	1,268	1,268	1,236	620	605	592
Other non-current assets	(755)	(603)	(542)	—	—	—

As of December 31, 2011, the fair value of pension benefits and other pension benefits which are entirely or partially funded amounts to €8,277 million and the present value of the unfunded benefits amounts to €1,673 million (against €7,727 million and €1,636 million respectively as of December 31, 2010 and €7,206 million and €1,510 million respectively as of December 31, 2009).

The experience actuarial (gains) losses related to the defined benefit obligation and the fair value of plan assets are as follows:

For the year ended December 31, (M€)	2011	2010	2009	2008	2007
Experience actuarial (gains) losses related to the defined benefit obligation	(58)	(54)	(108)	12	80
Experience actuarial (gains) losses related to the fair value of plan assets	155	(163)	(317)	1,099	140

As of December 31, (M€)	2011	2010	2009	2008	2007
Pension benefits
Benefit obligation	9,322	8,740	8,169	7,405	8,129
Fair value of plan assets	(7,028)	(6,809)	(6,286)	(5,764)	(6,604)
Unfunded status	2,294	1,931	1,883	1,641	1,525
Other benefits
Benefits obligation	628	623	547	544	583
Fair value of plan assets	—	—	—	—	—
Unfunded status	628	623	547	544	583

The Group expects to contribute €182 million to its pension plans in 2012.

Estimated future payments (M€)	Pension benefits	Other benefits
2012	479	35
2013	467	35
2014	505	35
2015	511	35
2016	512	37
2017-2021	2,767	191

Asset allocation	Pension benefits
As of December 31,	2011	2010	2009
Equity securities	29%	34%	31%
Debt securities	64%	60%	62%
Monetary	4%	3%	3%
Real estate	3%	3%	4%

The Group’s assumptions of expected returns on assets are built up by asset class and by country based on long-term bond yields and risk premiums.

The discount rate retained corresponds to the rate of prime corporate bonds according to a benchmark per country of different market data on the closing date.

Assumptions used to determine benefits obligations		Pension benefits			Other benefits
As of December 31,		2011	2010	2009	2011	2010	2009
Discount rate (weighted average for all regions)		4.61%	5.01%	5.41%	4.70%	5.00%	5.60%
	Of which Euro zone	4.21%	4.58%	5.12%	4.25%	4.55%	5.18%
	Of which United States	5.00%	5.49%	6.00%	4.97%	5.42%	5.99%
	Of which United Kingdom	4.75%	5.50%	5.50%	—	—	—
Average expected rate of salary increase		4.69%	4.55%	4.50%	—	—	—
Expected rate of healthcare inflation
— initial rate		—	—	—	4.82%	4.82%	4.91%
— ultimate rate		—	—	—	3.77%	3.75%	3.79%

Assumptions used to determine the net periodic benefit cost (income)		Pension benefits			Other benefits
For the year ended December 31,		2011	2010	2009	2011	2010	2009
Discount rate (weighted average for all regions)		5.01%	5.41%	5.93%	5.00%	5.60%	6.00%
	Of which Euro zone	4.58%	5.12%	5.72%	4.55%	5.18%	5.74%
	Of which United States	5.49%	6.00%	6.23%	5.42%	5.99%	6.21%
	Of which United Kingdom	5.50%	5.50%	6.00%	—	—	6.00%
Average expected rate of salary increase		4.55%	4.50%	4.56%	—	—	—
Expected return on plan assets		5.90%	6.39%	6.14%	—	—	—
Expected rate of healthcare inflation
— initial rate		—	—	—	4.82%	4.91%	4.88%
— ultimate rate		—	—	—	3.75%	3.79%	3.64%

A 0.5% increase or decrease in discount rates — all other things being equal — would have the following approximate impact:

(M€)	0.5% increase	0.5% decrease
Benefit obligation as of December 31, 2011	(513)	551
2012 net periodic benefit cost (income)	(41)	56

A 0.5% increase or decrease in expected return on plan assets rate — all other things being equal — would have an impact of €31 million on 2012 net periodic benefit cost (income).

The components of the net periodic benefit cost (income) in 2011, 2010 and 2009 are:

	Pension benefits			Other benefits
For the year ended December 31, (M€)	2011	2010	2009	2011	2010	2009
Service cost	163	159	134	13	11	10
Interest cost	420	441	428	28	29	30
Expected return on plan assets	(385)	(396)	(343)	—	—	—
Amortization of prior service cost	58	74	13	2	(5)	(7)
Amortization of actuarial losses (gains)	46	66	50	—	(4)	(6)
Asset ceiling	2	(3)	4	—	—	—
Curtailments	(22)	(3)	(4)	(1)	(3)	(1)
Settlements	(9)	7	(1)	—	—	—
Special termination benefits	—	—	—	—	1	—
Net periodic benefit cost (income)	273	345	281	42	29	26

A positive or negative change of one-percentage-point in the healthcare inflation rate would have the following approximate impact:

(M€)	1% point increase	1% point decrease
Benefit obligation as of December 31, 2011	53	(63)
2011 net periodic benefit cost (income)	5	(5)

19) PROVISIONS AND OTHER NON-CURRENT LIABILITIES

As of December 31, (M€)	2011	2010	2009
Litigations and accrued penalty claims	572	485	423
Provisions for environmental contingencies	600	644	623
Asset retirement obligations	6,884	5,917	5,469
Other non-current provisions	1,099	1,116	1,331
Other non-current liabilities	1,754	936	1,535
Total	10,909	9,098	9,381

In 2011, litigation reserves mainly include a provision covering risks concerning antitrust investigations related to Arkema amounting to €17 million as of December 31, 2011. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2011, other non-current provisions mainly include:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €21 million as of December 31, 2011;

•	Provisions related to restructuring activities in the Downstream and Chemicals segments for €211 million as of December 31, 2011; and

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €80 million as of December 31, 2011.

In 2011, other non-current liabilities mainly include debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading is mainly composed of a €991 million debt related to the acquisition of an interest in the liquids-rich area of the Utica shale play (see Note 3 to the Consolidated Financial Statements).

In 2010, litigation reserves mainly included a provision covering risks concerning antitrust investigations related to Arkema amounting to €17 million as of December 31, 2010. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2010, other non-current provisions mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €31 million as of December 31, 2010;

•	Provisions related to restructuring activities in the Downstream and Chemicals segments for €261 million as of December 31, 2010; and

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €194 million as of December 31, 2010.

In 2010, other non-current liabilities mainly included debts (whose maturity is more than one year) related to fixed assets acquisitions.

In 2009, litigation reserves mainly included a provision covering risks concerning antitrust investigations related to Arkema amounting to €43 million as of December 31, 2009. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2009, other non-current provisions mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €40 million as of December 31, 2009;

•	Provisions related to restructuring activities in the Downstream and Chemicals segments for €130 million as of December 31, 2009; and

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €295 million as of December 31, 2009.

In 2009, other non-current liabilities mainly included debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading was mainly composed of a €818 million debt related to Chesapeake acquisition (see Note 3 to the Consolidated Financial Statements).

Changes in provisions and other non-current liabilities

Changes in provisions and other non-current liabilities are as follows:

(M€)	As of January 1,	Allowances	Reversals	Currency translation adjustment	Other	As of December 31,
2011	9,098	921	(798)	227	1,461	10,909
2010	9,381	1,052	(971)	497	(861)	9,098
2009	7,858	1,254	(1,413)	202	1,480	9,381

Allowances

In 2011, allowances of the period (€921 million) mainly include:

•	Asset retirement obligations for €344 million (accretion);

•	Environmental contingencies for €100 million in the Downstream and Chemicals segments ; and

•	Provisions related to restructuring of activities for €79 million.

In 2010, allowances of the period (€1,052 million) mainly included:

•	Asset retirement obligations for €338 million (accretion);

•	Environmental contingencies for €88 million in the Downstream and Chemicals segments ;

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €79 million ; and

•	Provisions related to restructuring of activities for €226 million.

In 2009, allowances of the period (€1,254 million) mainly included:

•	Asset retirement obligations for €283 million (accretion);

•	Environmental contingencies for €147 million in the Downstream and Chemicals segments;

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €223 million; and

•	Provisions related to restructuring of activities for €121 million.

Reversals

In 2011, reversals of the period (€798 million) are mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €189 million;

•	Environmental contingencies written back for €70 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €10 million;

•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €116 million; and

•	Provisions for restructuring and social plans written back for €164 million.

In 2010, reversals of the period (€971 million) were mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €214 million;

•	€26 million for litigation reserves in connection with antitrust investigations;

•	Environmental contingencies written back for €66 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €9 million;

•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €190 million; and

•	Provisions for restructuring and social plans written back for €60 million.

In 2009, reversals of the period (€1,413 million) were mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €191 million;

•	€52 million for litigation reserves in connection with antitrust investigations;

•	Environmental contingencies written back for €86 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €216 million;

•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €375 million; and

•	Provisions for restructuring and social plans written back for €28 million.

Changes in the asset retirement obligation

Changes in the asset retirement obligation are as follows:

(M€)	As of January 1,	Accretion	Revision in estimates	New obligations	Spending on existing obligations	Currency translation adjustment	Other	As of December 31,
2011	5,917	344	330	323	(189)	150	9	6,884
2010	5,469	338	79	175	(214)	316	(246)	5,917
2009	4,500	283	447	179	(191)	232	19	5,469

20) FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

A)	NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

As of December 31, 2011 (M€) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	349	22,208	22,557
of which hedging instruments of non-current financial debt (liabilities)	—	146	146
Hedging instruments of non-current financial debt (assets)(a)	—	(1,976)	(1,976)
Non-current financial debt — net of hedging instruments	349	20,232	20,581
Bonds after fair value hedge	—	15,148	15,148
Fixed rate bonds and bonds after cash flow hedge	—	4,424	4,424
Bank and other, floating rate	129	446	575
Bank and other, fixed rate	76	206	282
Financial lease obligations	144	8	152
Non-current financial debt — net of hedging instruments	349	20,232	20,581

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2010 (M€) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	287	20,496	20,783
of which hedging instruments of non-current financial debt (liabilities)	—	178	178
Hedging instruments of non-current financial debt (assets)(a)	—	(1,870)	(1,870)
Non-current financial debt — net of hedging instruments	287	18,626	18,913
Bonds after fair value hedge	—	15,491	15,491
Fixed rate bonds and bonds after cash flow hedge	—	2,836	2,836
Bank and other, floating rate	47	189	236
Bank and other, fixed rate	65	110	175
Financial lease obligations	175	—	175
Non-current financial debt — net of hedging instruments	287	18,626	18,913

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2009 (M€) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	312	19,125	19,437
of which hedging instruments of non-current financial debt (liabilities)	—	241	241
Hedging instruments of non-current financial debt (assets)(a)	—	(1,025)	(1,025)
Non-current financial debt — net of hedging instruments	312	18,100	18,412
Bonds after fair value hedge	—	15,884	15,884
Fixed rate bonds and bonds after cash flow hedge	—	1,700	1,700
Bank and other, floating rate	60	379	439
Bank and other, fixed rate	50	79	129
Financial lease obligations	202	58	260
Non-current financial debt — net of hedging instruments	312	18,100	18,412

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

Fair value of bonds, as of December 31, 2011, after taking into account currency and interest rates swaps, is detailed as follows:

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Fair value after hedging as of December 31, 2009	Currency	Maturity	Initial rate before hedging instruments
Parent company
Bond	1998	129	125	116	FRF	2013	5.000%
Bond	2000	—	—	61	EUR	2010	5.650%
Current portion (less than one year)		—	—	(61)
Total parent company		129	125	116

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Fair value after hedging as of December 31, 2009	Currency	Maturity	Initial rate before hedging instruments
TOTAL CAPITAL(a)
Bond	2002	15	15	14	USD	2012	5.890%
Bond	2003	—	—	160	CHF	2010	2.385%
Bond	2003	23	22	21	USD	2013	4.500%
Bond	2004	—	—	53	CAD	2010	4.000%
Bond	2004	—	—	113	CHF	2010	2.385%
Bond	2004	—	—	438	EUR	2010	3.750%
Bond	2004	—	—	322	GBP	2010	4.875%
Bond	2004	—	—	128	GBP	2010	4.875%
Bond	2004	—	—	185	GBP	2010	4.875%
Bond	2004	—	57	53	AUD	2011	5.750%
Bond	2004	—	116	107	CAD	2011	4.875%

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Fair value after hedging as of December 31, 2009	Currency	Maturity	Initial rate before hedging instruments
Bond	2004	—	235	203	USD	2011	4.125%
Bond	2004	—	75	69	USD	2011	4.125%
Bond	2004	129	125	116	CHF	2012	2.375%
Bond	2004	52	51	47	NZD	2014	6.750%
Bond	2005	—	57	53	AUD	2011	5.750%
Bond	2005	—	60	56	CAD	2011	4.000%
Bond	2005	—	120	112	CHF	2011	1.625%
Bond	2005	—	226	226	CHF	2011	1.625%
Bond	2005	—	139	144	USD	2011	4.125%
Bond	2005	63	63	63	AUD	2012	5.750%
Bond	2005	200	194	180	CHF	2012	2.135%
Bond	2005	65	65	65	CHF	2012	2.135%
Bond	2005	97	97	97	CHF	2012	2.375%
Bond	2005	404	391	363	EUR	2012	3.250%
Bond	2005	57	57	57	NZD	2012	6.500%
Bond	2006	—	—	75	GBP	2010	4.875%
Bond	2006	—	—	50	EUR	2010	3.750%
Bond	2006	—	—	50	EUR	2010	3.750%
Bond	2006	—	—	100	EUR	2010	3.750%
Bond	2006	—	42	42	EUR	2011	EURIBOR 3 months +0.040%
Bond	2006	—	300	300	EUR	2011	3.875%
Bond	2006	—	150	150	EUR	2011	3.875%
Bond	2006	—	300	300	EUR	2011	3.875%
Bond	2006	—	120	120	USD	2011	5.000%
Bond	2006	—	300	300	EUR	2011	3.875%
Bond	2006	—	472	472	USD	2011	5.000%
Bond	2006	62	62	62	AUD	2012	5.625%
Bond	2006	72	72	72	CAD	2012	4.125%
Bond	2006	100	100	100	EUR	2012	3.250%
Bond	2006	74	74	74	GBP	2012	4.625%
Bond	2006	100	100	100	EUR	2012	3.250%
Bond	2006	125	125	125	CHF	2013	2.510%
Bond	2006	127	127	127	CHF	2014	2.635%
Bond	2006	130	130	130	CHF	2016	2.385%
Bond	2006	65	65	65	CHF	2016	2.385%
Bond	2006	64	64	64	CHF	2016	2.385%
Bond	2006	63	63	63	CHF	2016	2.385%
Bond	2006	129	129	129	CHF	2018	3.135%
Bond	2007	—	—	60	CHF	2010	2.385%
Bond	2007	—	—	74	GBP	2010	4.875%
Bond	2007	—	77	77	USD	2011	5.000%
Bond	2007	370	370	370	USD	2012	5.000%
Bond	2007	222	222	222	USD	2012	5.000%
Bond	2007	61	61	61	AUD	2012	6.500%
Bond	2007	72	72	72	CAD	2012	4.125%
Bond	2007	71	71	71	GBP	2012	4.625%
Bond	2007	300	300	300	EUR	2013	4.125%
Bond	2007	73	73	73	GBP	2013	5.500%
Bond	2007	306	306	306	GBP	2013	5.500%
Bond	2007	72	72	72	GBP	2013	5.500%
Bond	2007	248	248	248	CHF	2014	2.635%
Bond	2007	31	31	31	JPY	2014	1.505%
Bond	2007	61	61	61	CHF	2014	2.635%
Bond	2007	49	49	49	JPY	2014	1.723%
Bond	2007	121	121	121	CHF	2015	3.125%
Bond	2007	300	300	300	EUR	2017	4.700%
Bond	2007	76	76	76	CHF	2018	3.135%

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Fair value after hedging as of December 31, 2009	Currency	Maturity	Initial rate before hedging instruments
Bond	2007	60	60	60	CHF	2018	3.135%
Bond	2008	—	—	63	GBP	2010	4.875%
Bond	2008	—	—	66	GBP	2010	4.875%
Bond	2008	—	92	92	AUD	2011	7.500%
Bond	2008	—	100	100	EUR	2011	3.875%
Bond	2008	—	150	150	EUR	2011	3.875%
Bond	2008	—	50	50	EUR	2011	3.875%
Bond	2008	—	50	50	EUR	2011	3.875%
Bond	2008	—	60	60	JPY	2011	EURIBOR 6 months + 0.018%
Bond	2008	—	102	102	USD	2011	3.750%
Bond	2008	62	62	62	CHF	2012	2.135%
Bond	2008	124	124	124	CHF	2012	3.635%
Bond	2008	46	46	46	CHF	2012	2.385%
Bond	2008	92	92	92	CHF	2012	2.385%
Bond	2008	64	64	64	CHF	2012	2.385%
Bond	2008	50	50	50	EUR	2012	3.250%
Bond	2008	63	63	63	GBP	2012	4.625%
Bond	2008	63	63	63	GBP	2012	4.625%
Bond	2008	63	63	63	GBP	2012	4.625%
Bond	2008	62	62	62	NOK	2012	6.000%
Bond	2008	69	69	69	USD	2012	5.000%
Bond	2008	60	60	60	AUD	2013	7.500%
Bond	2008	61	61	61	AUD	2013	7.500%
Bond	2008	128	127	127	CHF	2013	3.135%
Bond	2008	62	62	62	CHF	2013	3.135%
Bond	2008	200	200	200	EUR	2013	4.125%
Bond	2008	100	100	100	EUR	2013	4.125%
Bond	2008	1,000	1,000	1,000	EUR	2013	4.750%
Bond	2008	63	63	63	GBP	2013	5.500%
Bond	2008	149	149	149	JPY	2013	EURIBOR 6 months + 0.008%
Bond	2008	191	191	191	USD	2013	4.000%
Bond	2008	61	61	61	CHF	2015	3.135%
Bond	2008	62	62	62	CHF	2015	3.135%
Bond	2008	61	61	61	CHF	2015	3.135%
Bond	2008	62	62	62	CHF	2018	3.135%
Bond	2009	56	56	56	AUD	2013	5.500%
Bond	2009	54	54	54	AUD	2013	5.500%
Bond	2009	236	236	236	CHF	2013	2.500%
Bond	2009	77	77	77	USD	2013	4.000%
Bond	2009	131	131	131	CHF	2014	2.625%
Bond	2009	998	997	998	EUR	2014	3.500%
Bond	2009	150	150	150	EUR	2014	3.500%
Bond	2009	40	40	40	HKD	2014	3.240%
Bond	2009	107	103	96	AUD	2015	6.000%
Bond	2009	550	550	550	EUR	2015	3.625%
Bond	2009	684	684	684	USD	2015	3.125%
Bond	2009	232	224	208	USD	2015	3.125%
Bond	2009	99	99	99	CHF	2016	2.385%
Bond	2009	115	115	115	GBP	2017	4.250%
Bond	2009	225	225	225	GBP	2017	4.250%
Bond	2009	448	448	448	EUR	2019	4.875%
Bond	2009	69	69	69	HKD	2019	4.180%
Bond	2009	—	374	347	USD	2021	4.250%
Bond	2010	105	102	—	AUD	2014	5.750%

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Fair value after hedging as of December 31, 2009	Currency	Maturity	Initial rate before hedging instruments
Bond	2010	111	108	—	CAD	2014	2.500%
Bond	2010	54	53	—	NZD	2014	4.750%
Bond	2010	193	187	—	USD	2015	2.875%
Bond	2010	966	935	—	USD	2015	3.000%
Bond	2010	70	68	—	AUD	2015	6.000%
Bond	2010	71	69	—	AUD	2015	6.000%
Bond	2010	64	64	—	AUD	2015	6.000%
Bond	2010	773	748	—	USD	2016	2.300%
Bond	2010	491	476	—	EUR	2022	3.125%
Bond	2011	116	—	—	USD	2016	6.500%
Bond	2011	597	—	—	USD	2018	3.875%
Current portion (less than one year)		(2 992)	(3 450)	(1,937)
Total TOTAL CAPITAL		12,617	15,143	15,615
TOTAL CAPITAL CANADA Ltd. (b)
Bond	2011	565	—	—	CAD	2014	1.625%
Bond	2011	565	—	—	CAD	2014	USLIBOR 3 months + 0.38%
Bond	2011	75	—	—	CAD	2014	5.750%
Bond	2011	738	—	—	CAD	2013	USLIBOR 3 months + 0.09%
Bond	2011	82	—	—	CAD	2016	4.000%
Bond	2011	69	—	—	CAD	2016	3.625%
Current portion (less than one year)		—	—	—
Total TOTAL CAPITAL CANADA Ltd		2,094
TOTAL CAPITAL INTERNATIONAL(c)		—	—	—
Other consolidated subsidiaries		308	223	153
Total bonds after fair value hedge		15,148	15,491	15,884

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Bonds after cash flow hedge and fix rate bonds (€ million)	Year of issue	Amount after hedging as of December 31, 2011	Amount after hedging as of December 31, 2010	Amount after hedging as of December 31, 2009	Currency	Maturity	Initial rate before hedging instruments
TOTAL CAPITAL(a)
Bond	2005	294	293	292	GBP	2012	4.625%
Bond	2009	744	691	602	EUR	2019	4.875%
Bond	2009	386	—	—	USD	2021	4.250%
Bond	2009	1,016	917	806	EUR	2024	5.125%
Bond	2010	966	935	—	USD	2020	4.450%
Bond	2011	386	—	—	USD	2021	4.125%
Current portion (less than one year)		(294)	—	—
Total TOTAL CAPITAL		3,498	2,836	1,700
Other consolidated subsidiaries(d)		926	—	—
Total Bonds after cash flow hedge		4,424	2,836	1,700

(a)	TOTAL CAPITAL is a wholly-owned indirect subsidiary of TOTAL S.A. (with the exception of one share held by each member of its Board of Directors). It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.
(b)	TOTAL CAPITAL CANADA Ltd. is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the activities of the Group in Canada. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.
(c)	TOTAL CAPITAL INTERNATIONAL is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.
(d)	This amount includes SunPower’s convertible bonds for an amount of €355 million.

Loan repayment schedule (excluding current portion)

As of December 31, 2011 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2013	5,021	80	(529)	4,492	22%
2014	4,020	3	(390)	3,630	18%
2015	4,070	6	(456)	3,614	18%
2016	1,712	9	(193)	1,519	7%
2017 and beyond	7,734	48	(408)	7,326	35%
Total	22,557	146	(1,976)	20,581	100%

As of December 31, 2010 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2012	3,756	34	(401)	3,355	18%
2013	4,017	76	(473)	3,544	19%
2014	2,508	1	(290)	2,218	12%
2015	3,706	2	(302)	3,404	18%
2016 and beyond	6,796	65	(404)	6,392	33%
Total	20,783	178	(1,870)	18,913	100%

As of December 31, 2009 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2011	3,857	42	(199)	3,658	20%
2012	3,468	48	(191)	3,277	18%
2013	3,781	95	(236)	3,545	19%
2014	2,199	6	(90)	2,109	11%
2015 and beyond	6,132	50	(309)	5,823	32%
Total	19,437	241	(1,025)	18,412	100%
Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial debt.

As of December 31, (M€)	2011	%	2010	%	2009	%
U.S. Dollar	8,645	42%	7,248	39%	3,962	21%
Euro	9,582	47%	11,417	60%	14,110	77%
Other currencies	2,354	11%	248	1%	340	2%
Total	20,581	100%	18,913	100%	18,412	100%

As of December 31, (M€)	2011	%	2010	%	2009	%
Fixed rate	4,854	24%	3,177	17%	2,064	11%
Floating rate	15,727	76%	15,736	83%	16,348	89%
Total	20,581	100%	18,913	100%	18,412	100%

B)	CURRENT FINANCIAL ASSETS AND LIABILITIES

Current borrowings consist mainly of commercial papers or treasury bills or draws on bank loans. These instruments bear interest at rates that are close to market rates.

As of December 31, (M€)	2011	2010	2009
(Assets) / Liabilities
Current financial debt(a)	5,819	5,867	4,761
Current portion of non-current financial debt	3,856	3,786	2,233
Current borrowings (note 28)	9,675	9,653	6,994
Current portion of hedging instruments of debt (liabilities)	40	12	97
Other current financial instruments (liabilities)	127	147	26
Other current financial liabilities (note 28)	167	159	123
Current deposits beyond three months	(101)	(869)	(55)
Current portion of hedging instruments of debt (assets)	(383)	(292)	(197)
Other current financial instruments (assets)	(216)	(44)	(59)
Current financial assets (note 28)	(700)	(1,205)	(311)
Current borrowings and related financial assets and liabilities, net	9,142	8,607	6,806

(a)	As of December 31, 2011 and as of December 31, 2010, the current financial debt includes a commercial paper program in Total Capital Canada Ltd. Total Capital Canada Ltd. is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the activities of the Group in Canada. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.

C)	NET-DEBT-TO-EQUITY RATIO

For its internal and external communication needs, the Group calculates a debt ratio by dividing its net financial debt by equity. Adjusted shareholders’ equity for the year ended December 31, 2011 is calculated after payment of a dividend of €2.28 per share, subject to approval by the shareholders’ meeting on May 11, 2012.

The net-debt-to-equity ratio is calculated as follows:

As of December 31, (M€)	2011	2010	2009
(Assets) / Liabilities
Current borrowings	9,675	9,653	6,994
Other current financial liabilities	167	159	123
Current financial assets	(700)	(1,205)	(311)
Non-current financial debt	22,557	20,783	19,437
Hedging instruments on non-current financial debt	(1,976)	(1,870)	(1,025)
Cash and cash equivalents	(14,025)	(14,489)	(11,662)
Net financial debt	15,698	13,031	13,556
Shareholders’ equity — Group share	68,037	60,414	52,552
Distribution of the income based on existing shares at the closing date	(1,255)	(2,553)	(2,546)
Non-controlling interests	1,352	857	987
Adjusted shareholders’ equity	68,134	58,718	50,993
Net-debt-to-equity ratio	23.0%	22.2%	26.6%

21) OTHER CREDITORS AND ACCRUED LIABILITIES

As of December 31, (M€)	2011	2010	2009
Accruals and deferred income	231	184	223
Payable to States (including taxes and duties)	8,040	7,235	6,024
Payroll	1,062	996	955
Other operating liabilities	5,441	3,574	4,706
Total	14,774	11,989	11,908

As of December 31, 2011, the heading “Other operating liabilities” mainly includes the third quarterly interim dividend for the fiscal year 2011 for €1,317 million. This interim dividend will be paid on March 2012.

As of December 31, 2009, the heading “Other operating liabilities” mainly included €744 million related to Chesapeake acquisition (see Note 3 to the Consolidated Financial Statements).

22) LEASE CONTRACTS

The Group leases real estate, retail stations, ships, and other equipments (see Note 11 to the Consolidated Financial Statements).

The future minimum lease payments on operating and finance leases to which the Group is committed are shown as follows:

For the year ended December 31, 2011 (M€)	Operating leases	Finance leases
2012	762	41
2013	552	40
2014	416	37
2015	335	36
2016	316	34
2017 and beyond	940	20
Total minimum payments	3,321	208
Less financial expenses	—	(31)
Nominal value of contracts	—	177
Less current portion of finance lease contracts	—	(25)
Outstanding liability of finance lease contracts	—	152

For the year ended December 31, 2010 (M€)	Operating leases	Finance leases
2011	582	39
2012	422	39
2013	335	39

For the year ended December 31, 2010 (M€)	Operating leases	Finance leases
2014	274	35
2015	230	35
2016 and beyond	1,105	54
Total minimum payments	2,948	241
Less financial expenses	—	(43)
Nominal value of contracts	—	198
Less current portion of finance lease contracts	—	(23)
Outstanding liability of finance lease contracts	—	175

For the year ended December 31, 2009 (M€)	Operating leases	Finance leases
2010	523	42
2011	377	43
2012	299	42
2013	243	41
2014	203	39
2015 and beyond	894	128
Total minimum payments	2,539	335
Less financial expenses	—	(53)
Nominal value of contracts	—	282
Less current portion of finance lease contracts	—	(22)
Outstanding liability of finance lease contracts	—	260

Net rental expense incurred under operating leases for the year ended December 31, 2011 is €645 million (against €605 million in 2010 and €613 million in 2009).

23) COMMITMENTS AND CONTINGENCIES

	Maturity and installments
As of December 31, 2011 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	20,429	—	13,121	7,308
Current portion of non-current debt obligations net of hedging instruments (Note 20)	3,488	3,488	—	—
Finance lease obligations (Note 22)	177	25	134	18
Asset retirement obligations (Note 19)	6,884	272	804	5,808
Contractual obligations recorded in the balance sheet	30,978	3,785	14,059	13,134
Operating lease obligations (Note 22)	3,321	762	1,619	940
Purchase obligations	77,353	11,049	20,534	45,770
Contractual obligations not recorded in the balance sheet	80,674	11,811	22,153	46,710
Total of contractual obligations	111,652	15,596	36,212	59,844
Guarantees given for excise taxes	1,765	1,594	73	98
Guarantees given against borrowings	4,778	3,501	323	954
Indemnities related to sales of businesses	39	—	34	5
Guarantees of current liabilities	376	262	35	79
Guarantees to customers / suppliers	3,265	1,634	57	1,574
Letters of credit	2,408	1,898	301	209
Other operating commitments	2,477	433	697	1,347
Total of other commitments given	15,108	9,322	1,520	4,266
Mortgages and liens received	408	7	119	282
Goods and services sale obligations(a)	62,216	4,221	17,161	40,834
Other commitments received	6,740	4,415	757	1,568
Total of commitments received	69,364	8,643	18,037	42,684

(a)	As from December 31, 2011, the Group discloses its goods and services sale obligations.

	Maturity and installments
As of December 31, 2010 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	18,738	—	12,392	6,346
Current portion of non-current debt obligations net of hedging instruments (Note 20)	3,483	3,483	—	—
Finance lease obligations (Note 22)	198	23	129	46
Asset retirement obligations (Note 19)	5,917	177	872	4,868
Contractual obligations recorded in the balance sheet	28,336	3,683	13,393	11,260
Operating lease obligations (Note 22)	2,948	582	1,261	1,105
Purchase obligations	61,293	6,347	14,427	40,519
Contractual obligations not recorded in the balance sheet	64,241	6,929	15,688	41,624
Total of contractual obligations	92,577	10,612	29,081	52,884
Guarantees given for excise taxes	1,753	1,594	71	88
Guarantees given against borrowings	5,005	1,333	493	3,179
Indemnities related to sales of businesses	37	—	31	6
Guarantees of current liabilities	171	147	19	5
Guarantees to customers / suppliers	3,020	1,621	96	1,303
Letters of credit	1,250	1,247	—	3
Other operating commitments	2,057	467	220	1,370
Total of other commitments given	13,293	6,409	930	5,954
Mortgages and liens received	429	2	114	313
Other commitments received	6,387	3,878	679	1,830
Total of commitments received	6,816	3,880	793	2,143

	Maturity and installments
As of December 31, 2009 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	18,152	—	12,443	5,709
Current portion of non-current debt obligations net of hedging instruments (Note 20)	2,111	2,111	—	—
Finance lease obligations (Note 22)	282	22	146	114
Asset retirement obligations (Note 19)	5,469	235	972	4,262
Contractual obligations recorded in the balance sheet	26,014	2,368	13,561	10,085
Operating lease obligations (Note 22)	2,539	523	1,122	894
Purchase obligations	49,808	4,542	9,919	35,347
Contractual obligations not recorded in the balance sheet	52,347	5,065	11,041	36,241
Total of contractual obligations	78,361	7,433	24,602	46,326
Guarantees given for excise taxes	1,765	1,617	69	79
Guarantees given against borrowings	2,882	1,383	709	790
Indemnities related to sales of businesses	36	—	1	35
Guarantees of current liabilities	203	160	38	5
Guarantees to customers / suppliers	2,770	1,917	70	783
Letters of credit	1,499	1,485	2	12
Other operating commitments	765	582	103	80
Total of other commitments given	9,920	7,144	992	1,784
Mortgages and liens received	330	5	106	219
Other commitments received	5,637	3,187	481	1,969
Total of commitments received	5,967	3,192	587	2,188

A.	CONTRACTUAL OBLIGATIONS

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds, and excludes non-current finance lease obligations of €152 million.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds, and excludes the current portion of finance lease obligations of €25 million.

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

Guarantees given against borrowings

The Group guarantees bank debt and finance lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2011, the maturities of these guarantees are up to 2023.

Guarantees given against borrowings include the guarantee given in 2008 by TOTAL S.A. in connection with the financing of the Yemen LNG project for an amount of €1,208 million. In turn, certain partners involved in this project have given commitments that could, in the case of Total S.A.’s guarantees being called for the maximum amount, reduce the Group’s exposure by up to €404 million, recorded under “Other commitments received”.

In 2010, TOTAL S.A. provided guarantees in connection with the financing of the Jubail project (operated by SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP)) of up to €2,463 million, proportional to TOTAL’s share in the project (37.5%). In addition, TOTAL S.A. provided in 2010 a guarantee in favor of its partner in the Jubail project (Saudi Arabian Oil Company) with respect to Total Refining Saudi Arabia SAS’s obligations under the shareholders agreement with respect to SATORP. As of December 31, 2011, this guarantee is of up to €1,095 million and has been recorded under “Other operating commitments”.

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

C.	COMMITMENTS RECEIVED

Goods and services sale obligations

These amounts represent binding obligations under contractual agreements to sell goods or services, including in particular hydrocarbon unconditional sale contracts (except when an active, highly-liquid market exists and volumes are re-sold shortly after purchase).

24) RELATED PARTIES

The main transactions and balances with related parties (principally non-consolidated subsidiaries and equity affiliates) are detailed as follows:

As of December 31, (M€)	2011	2010	2009
Balance sheet
Receivables
Debtors and other debtors	585	432	293
Loans (excl. loans to equity affiliates)	331	315	438
Payables
Creditors and other creditors	724	497	386
Debts	31	28	42

For the year ended December 31, (M€)	2011	2010	2009
Statement of income
Sales	4,400	3,194	2,183
Purchases	5,508	5,576	2,958
Financial expense	—	69	1
Financial income	79	74	68

Compensation for the administration and management bodies

The aggregate amount of direct and indirect compensation accounted for by the French and foreign affiliates of the Company for the executive officers of TOTAL (the members of the Management Committee and the Treasurer) and for the members of the Board of Directors who are employees of the Group, is detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Number of people	30	26	27
Direct or indirect compensation received	20.4	20.8	19.4
Pension expenses(a)	9.4	12.2	10.6
Other long-term benefits expenses	—	—	—
Termination benefits expenses	4.8	—	—
Share-based payments expense (IFRS 2)(b)	10.2	10.0	11.2

(a)	The benefits provided for executive officers and certain members of the Board of Directors, employees and former employees of the Group, include severance to be paid on retirement, supplementary pension schemes and insurance plans, which represent €139.7 million provisioned as of December 31, 2011 (against €113.8 million as of December 31, 2010 and €96.6 million as of December 31, 2009).
(b)	Share-based payments expense computed for the executive officers and the members of the Board of Directors who are employees of the Group as described in Note 25 paragraph E to the Consolidated Financial Statements and based on the principles of IFRS 2 “Share-based payments” described in Note 1 paragraph E to the Consolidated Financial Statements.

The compensation allocated to members of the Board of Directors for directors’ fees totaled €1.07 million in 2011 (€0.96 million in 2010 and €0.97 million in 2009).

25) SHARE-BASED PAYMENTS

A.	TOTAL SHARE SUBSCRIPTION OPTION PLANS

	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan	2011 Plan	Total	Weighted average exercise price
Date of the shareholders’ meeting	05/17/2001	05/14/2004	05/14/2004	05/14/2004	05/11/2007	05/11/2007	05/11/2007	05/21/2010	05/21/2010
Date of the award(a)	07/16/2003	07/20/2004	07/19/2005	07/18/2006	07/17/2007	10/09/2008	09/15/2009	09/14/2010	09/14/2011
Exercise price until May 23, 2006 included(b)	33.30	39.85	49.73	—	—	—	—	—	—
Exercise price since May 24, 2006(b)	32.84	39.30	49.04	50.60	60.10	42.90	39.90	38.20	33.00
Expiry date	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018	09/14/2019
Number of options(c)
Existing options as of January 1, 2008	8,368,378	13,197,236	6,243,438	5,711,060	5,920,105	—	—	—	—	39,440,217	44.23
Granted	—	—	—	—	—	4,449,810	—	—	—	4,449,810	42.90
Cancelled	(25,184)	(118,140)	(34,032)	(53,304)	(34,660)	(6,000)	—	—	—	(271,320)	44.88
Exercised	(841,846)	(311,919)	(17,702)	(6,700)	—	—	—	—	—	(1,178,167)	34.89
Existing options as of January 1, 2009	7,501,348	12,767,177	6,191,704	5,651,056	5,885,445	4,443,810	—	—	—	42,440,540	44.35
Granted	—	—	—	—	—	—	4,387,620	—	—	4,387,620	39.90
Cancelled	(8,020)	(18,387)	(6,264)	(5,370)	(13,780)	(2,180)	(10,610)	—	—	(64,611)	45.04
Exercised	(681,699)	(253,081)	—	—	—	—	—	—	—	(934,780)	34.59
Existing options as of January 1, 2010	6,811,629	12,495,709	6,185,440	5,645,686	5,871,665	4,441,630	4,377,010	—	—	45,828,769	44.12
Granted	—	—	—	—	—	—	—	4,788,420	—	4,788,420	38.20
Cancelled(d)	(1,420)	(15,660)	(6,584)	(4,800)	(5,220)	(92,472)	(4,040)	(1,120)	—	(131,316)	43.50
Exercised	(1,075,765)	(141,202)	—	—	—	—	(1,080)	—	—	(1,218,047)	33.60
Existing options as of January 1, 2011	5,734,444	12,338,847	6,178,856	5,640,886	5,866,445	4,349,158	4,371,890	4,787,300	—	49,267,826	43.80
Granted	—	—	—	—	—	—	—	—	1,518,840	1,518,840	33.00
Cancelled(e)	(738,534)	(28,208)	(16,320)	(17,380)	(16,080)	(13,260)	(14,090)	(85,217)	(1,000)	(930,089)	34.86
Exercised	(4,995,910)	(216,115)	—	—	—	(200)	—	(2,040)	(9,400)	(5,223,665)	33.11
Existing options as of December 31, 2011	—	12,094,524	6,162,536	5,623,506	5,850,365	4,335,698	4,357,800	4,700,043	1,508,440	44,632,912	44.87

(a)	The grant date is the date of the Board meeting awarding the share subscription options, except for the grant of October 9, 2008, decided by the Board on September 9, 2008.
(b)	Exercise price in euro. The exercise prices of TOTAL subscription shares of the plans in force at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL subscription shares of these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006.
(c)	The number of options awarded, outstanding, canceled or exercised before May 23, 2006 included, was multiplied by four to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(d)	Out of 92,472 options awarded under the 2008 Plan that were canceled, 88,532 options were canceled due to the performance condition. The acquisition rate applicable to the subscription options that were subject to the performance condition of the 2008 Plan was 60%.
(e)	Out of the 930,089 options canceled in 2011, 738,534 options that were not exercised expired due to the expiry of the 2003 subscription option Plan on July 16, 2011.

Options are exercisable, subject to a continuous employment condition, after a 2-year period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during four years from the date of grant. For the 2007 to 2011 Plans, the 4-year transfer restriction period does not apply to employees of non-French subsidiaries as of the date of the grant, who may transfer the underlying shares after a 2-year period from the date of the grant.

2011 Plan

For the 2011 Plan, the Board of Directors decided that for each grantee other than the Chairman and Chief Executive Officer, the options will be finally granted to their beneficiary provided that the performance condition is fulfilled.

The performance condition states that the number of options finally granted is based on the average of the Return On Equity (ROE) of the Group. The average ROE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012.

The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and

•	is equal to 100% if the average ROE is more than or equal to 18%.

In addition, as part of the 2011 Plan, the Board of Directors decided that the number of share subscription options finally awarded to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.

•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average of the Return On Average Capital Employed (ROACE) of the Group. The average ROACE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

2010 Plan

For the 2010 Plan, the Board of Directors decided that:

•	For each grantee of up to 3,000 options, other than the Chairman and Chief Executive Officer, the options will be finally granted to their beneficiary.

•	For each grantee of more than 3,000 options and less or equal to 50,000 options (other than the Chairman and Chief Executive Officer):

•	The first 3,000 options and two-thirds above the first 3,000 options will be finally granted to their beneficiary;

•	The outstanding options, that is one-third of the options above the first 3,000 options, will be finally granted provided that the performance condition described below is fulfilled.

•	For each grantee of more than 50,000 options (other than the Chairman and Chief Executive Officer):

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

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROACE of the Group. The average ROACE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

2009 Plan

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

Due to the application of the performance condition, the acquisition rates were 100% for the 2009 Plan.

B.	TOTAL SHARE PURCHASE OPTION PLANS

	2001 Plan(a)	2002 Plan(b)	Total	Weighted average exercise price
Date of the shareholders’ meeting	05/17/2001	05/17/2001
Grant date(c)	07/10/2001	07/09/2002
Exercise price until May 23, 2006 included(d)	42.05	39.58
Exercise price since May 24, 2006(d)	41.47	39.03
Expiry date	07/10/2009	07/09/2010
Number of options(e)

Outstanding as of January 1, 2009	4,691,426	6,450,857	11,142,283	40.06
Awarded	—	—	—	—
Cancelled	(4,650,446)	(7,920)	(4,658,366)	41.47
Exercised	(40,980)	(507,676)	(548,656)	39.21
Outstanding as of January 1, 2010	—	5,935,261	5,935,261	39.03
Awarded	—	—	—	—
Cancelled(f)	—	(4,671,989)	(4,671,989)	39.03
Exercised	—	(1,263,272)	(1,263,272)	39.03
Outstanding as of January 1, 2011	—	—	—	—
Awarded	—	—	—	—
Cancelled	—	—	—	—
Exercised	—	—	—	—
Outstanding as of December 31, 2011	—	—	—	—

(a)	Options were exercisable, subject to a continued employment condition, after a 3.5-year vesting period from the date of the Board meeting awarding the options and expired 8 years after this date. The underlying shares may not be transferred during the 4-year period from the date of the grant. This plan expired on July 10, 2009.
(b)	Options were exercisable, subject to a continued employment condition, after a 2-year vesting period from the date of the Board meeting awarding the options and expired 8 years after this date. The underlying shares may not be transferred during the 4-year period from the date of the grant. This plan expired on July 9, 2010.
(c)	The grant date is the date of the Board meeting awarding the options.
(d)	Exercise price in euro. The exercise prices of TOTAL share purchase options of the plans at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL share purchase options of these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006.
(e)	The number of options awarded, outstanding, canceled or exercised before May 23, 2006 included, was multiplied by four to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(f)	Out of the 4,671,989 options canceled in 2010, 4,671,145 options that were not exercised expired due to the expiry of the 2002 purchase option Plan on July 9, 2010.

C.	EXCHANGE GUARANTEE GRANTED TO THE HOLDERS OF ELF AQUITAINE SHARE SUBSCRIPTION OPTIONS

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

D.	TOTAL PERFORMANCE SHARE GRANTS

	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan	2011 Plan	Total
Date of the shareholders’ meeting	05/17/2005	05/17/2005	05/17/2005	05/16/2008	05/16/2008	05/16/2008	05/13/2011
Grant date(a)	07/19/2005	07/18/2006	07/17/2007	10/09/2008	09/15/2009	09/14/2010	09/14/2011
Final grant date (end of the vesting period)	07/20/2007	07/19/2008	07/18/2009	10/10/2010	09/16/2011	09/15/2012	09/15/2013
Transfer possible from	07/20/2009	07/19/2010	07/18/2011	10/10/2012	09/16/2013	09/15/2014	09/15/2015
Number of performance shares

Outstanding as of January 1, 2009	—	—	2,333,217	2,772,748				5,105,965
Awarded	—	—	—	—	2,972,018			2,972,018
Canceled	1,928	2,922	(12,418)	(9,672)	(5,982)			(23,222)
Finally granted(b)(c)	(1,928)	(2,922)	(2,320,799)	(600)	—			(2,326,249)
Outstanding as of January 1, 2010	—	—	—	2,762,476	2,966,036			5,728,512
Awarded	—	—	—	—	—	3,010,011		3,010,011
Canceled(d)	1,024	3,034	552	(1,113,462)	(9,796)	(8,738)		(1,127,386)
Finally granted(b)(c)	(1,024)	(3,034)	(552)	(1,649,014)	(1,904)	(636)		(1,656,164)
Outstanding as of January 1, 2011	—	—	—	—	2,954,336	3,000,637		5,954,973
Awarded	—	—	—	—	—	—	3,649,770	3,649,770
Canceled	800	700	792	356	(26,214)	(10,750)	(19,579)	(53,895)
Finally granted(b)(c)(e)	(800)	(700)	(792)	(356)	(2,928,122)	(1,836)	—	(2,932,606)
Outstanding as of December 31, 2011	—	—	—	—	—	2,988,051	3,630,191	6,618,242

(a)	The grant date is the date of the Board of Directors meeting that awarded the shares, except for the shares awarded by the Board of Directors at their meeting of September 9, 2008, and granted on October 9, 2008.
(b)	Performance shares finally granted following the death of their beneficiaries.
(c)	Including performance shares finally granted for which the entitlement right had been canceled erroneously.
(d)	Out of the 1,113,462 canceled rights to the grant share under the 2008 Plan, 1,094,914 entitlement rights were canceled due to the performance condition. The acquisition rate for the 2008 Plan was 60%.
(e)	The acquisition rate for the 2009 Plan was 100%.

The performance shares, which are bought back by the Company on the market, are finally granted to their beneficiaries after a 2-year vesting period from the date of the grant. The final grant is subject to a continued employment condition and a performance condition. Moreover, the transfer of the performance shares finally granted will not be permitted until the end of a 2-year mandatory holding period from the date of the final grant.

2011 Plan

For the 2011 Plan, the Board of Directors decided that, for each senior executive (other than the Chairman and Chief Executive Officer), the shares will be finally granted subject to a performance condition. This condition is based on the average ROE as published by the Group and calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2011 and 2012. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and
•	is equal to 100% if the average ROE is greater than or equal to 18%.

The Board of Directors decided also that, for each for each beneficiary (other than the Chairman and Chief Executive Officer and the senior executives) of more than 100 shares, the shares in excess of this number will be finally granted subject to the performance condition mentioned before.

In addition, as part of the 2011 plan, the Board of Directors decided that the number of performance share finally granted to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the share granted, the performance condition states that the number of shares finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.

•	For 50% of the share granted, the performance condition states that the number of shares finally granted is based on the average ROACE of the Group. The average ROACE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

2010 Plan

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

2009 Plan

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

Due to the application of the performance condition, the acquisition rate was 100% for the 2009 Plan.

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

	2010 Plan (2+2)	2010 Plan (4+0)	Total
Date of the shareholders’ meeting	05/16/2008	05/16/2008
Date of the award(a)	06/30/2010	06/30/2010
Date of the final award	07/01/2012	07/01/2014
Transfer authorized as from	07/01/2014	07/01/2014
Number of free shares

Outstanding as of January 1, 2010
Notified	1,508,850	1,070,650	2,579,500
Cancelled	(125)	(75)	(200)
Finally granted(b)	(75)	—	(75)
Outstanding as of January 1, 2011	1,508,650	1,070,575	2,579,225
Notified	—	—	—
Cancelled	(29,175)	(54,625)	(83,800)
Finally granted(b)	(475)	(425)	(900)
Outstanding as of December 31, 2011	1,479,000	1,015,525	2,494,525

(a)	The June 30, 2010, grant was decided by the Board of Directors on May 21, 2010.
(b)	Final grant following the death or disability of the beneficiary of the shares.

F.	SUNPOWER PLANS

SunPower has three stock incentive plans: the 1996 Stock Plan (“1996 Plan”), the Second Amended and Restated 2005 SunPower Corporation Stock Incentive Plan (“2005 Plan”) and the PowerLight Corporation Common Stock Option and Common Stock Purchase Plan (“PowerLight Plan”). The PowerLight Plan was assumed by SunPower by way of the acquisition of PowerLight in fiscal 2007. Under the terms of all three plans, SunPower may issue incentive or non-statutory stock options or stock purchase rights to directors, employees and consultants to purchase common stock. The 2005 Plan was adopted by SunPower’s Board of Directors in August 2005, and was approved by shareholders in November 2005. The 2005 Plan replaced the 1996 Plan and allows not only for the grant of options, but also for the grant of stock appreciation rights, restricted stock grants, restricted stock units and other equity rights. The 2005 Plan also allows for tax withholding obligations related to stock option exercises or restricted stock awards to be satisfied through the retention of shares otherwise released upon vesting. The PowerLight Plan was adopted by PowerLight’s Board of Directors in October 2000.

In May 2008, SunPower’s stockholders approved an automatic annual increase available for grant under the 2005 Plan, beginning in fiscal 2009. The automatic annual increase is equal to the lower of three percent of the outstanding shares of all classes of SunPower’s common stock measured on the last day of the immediately preceding fiscal quarter, 6.0 million shares, or such other number of shares as determined by SunPower’s Board of Directors. As of January 1, 2012, approximately 3.3 million shares were available for grant under the 2005 Plan. No new awards are being granted under the 1996 Plan or the PowerLight Plan.

Incentive stock options may be granted at no less than the fair value of the common stock on the date of grant. Non-statutory stock options and stock purchase rights may be granted at no less than 85% of the fair value of the common stock at the date of grant. The options and rights become exercisable when and as determined by SunPower’s Board of Directors, although these terms generally do not exceed ten years for stock options. Under the 1996 and 2005 Plans, the options typically vest over five years with a one-year cliff and monthly vesting thereafter. Under the PowerLight Plan, the options typically vest over five years with yearly cliff vesting. Under the 2005 Plan, the restricted stock grants and restricted stock units typically vest in three equal installments annually over three years.

The majority of shares issued are net of the minimum statutory withholding requirements that SunPower pays on behalf of its employees. During the six months ended January 1, 2012 SunPower withheld 221,262 shares to satisfy the employees’ tax obligations. SunPower pays such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.

The following table summarizes SunPower’s stock option activities:

	Outstanding Stock Options
	Shares (in thousands)	Weighted-Average Exercise Price Per Share (in dollars)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands dollars)
Outstanding as of July 3, 2011	519	25.39
Exercised	(29)	3.93
Forfeited	(6)	31.29

Outstanding as of January 1, 2012	484	26.62	4.71	480

Exercisable as of January 1, 2012	441	24.52	4.53	480
Expected to vest after January 1, 2012	40	48.08	6.64	—

The intrinsic value of options exercised in the six months ended January 1, 2012 was $0.3 million. There were no stock options granted in the six months ended January 1, 2012.

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on

SunPower’s closing stock price of $6.23 at December 30, 2011, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable was 0.1 million shares as of January 1, 2012.

The following table summarizes SunPower’s non-vested stock options and restricted stock activities thereafter:

	Stock Options		Restricted Stock Awards and Units
	Shares (in thousands)	Weighted-Average Exercise Price Per Share (in dollars)	Shares (in thousands)	Weighted-Average Grant Date Fair Value Per Share (in dollars)(1)
Outstanding as of July 3, 2011	67	41.34	7,198	16.03
Granted	—	—	2,336	6.91
Vested(2)	(19)	28.73	(691)	18.96
Forfeited	(5)	31.29	(1,473)	14.10
Outstanding as of December 31, 2011	43	48.33	7,370	13.25

(1)	The Company estimates the fair value of the restricted stock unit awards as the stock price on the grant date.
(2)	Restricted stock awards and units vested include shares withheld on behalf of employees to satisfy the minimum statutory tax withholding requirements.

G.	SHARE-BASED PAYMENT EXPENSE

Share-based payment expense before tax for the year 2011 amounts to €178 million and is broken down as follows:

•	€27 million for TOTAL share subscription plans;

•	€134 million for TOTAL restricted shares plans; and

•	€17 million for SunPower plans.

Share-based payment expense before tax for the year 2010 amounted to €140 million and was broken down as follows:

•	€31 million for TOTAL share subscription plans; and

•	€109 million for TOTAL restricted shares plans.

Share-based payment expense before tax for the year 2009 amounted to €106 million and was broken down as follows:

•	€38 million for TOTAL share subscription plans; and

•	€68 million for TOTAL restricted shares plans.

The fair value of the options granted in 2011, 2010 and 2009 has been measured according to the Black-Scholes method and based on the following assumptions:

For the year ended December 31,	2011	2010	2009
Risk free interest rate (%)(a)	2.0	2.1	2.9
Expected dividends (%)(b)	5.6	5.9	4.8
Expected volatility (%)(c)	27.5	25.0	31.0
Vesting period (years)	2	2	2
Exercice period (years)	8	8	8
Fair value of the granted options (€ per option)	4.4	5.8	8.4

(a)	Zero coupon Euro swap rate at 6 years.
(b)	The expected dividends are based on the price of TOTAL share derivatives traded on the markets.
(c)	The expected volatility is based on the implied volatility of TOTAL share options and of share indices options traded on the markets.

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

Pursuant to this delegation of authorization, the Board of Directors, during its October 28, 2010 meeting, implemented a capital increase reserved for employees within the limit of 12 million shares, with dividend rights as of the January 1, 2010 and delegated all power to the Chairman and Chief Executive Officer to determine the opening and closing of subscription period and the subscription price.

On March 14, 2011, the Chairman and Chief Executive Officer decided that the subscription period would be set from March 16, 2011 to April 1, 2011 and acknowledged that the subscription price per ordinary share would be set at €34.80. During this capital increase, 8,902,717 TOTAL shares were subscribed and created on April 28, 2011.

The cost of capital increases reserved for employees is reduced to take into account the non-transferability of the shares that could be subscribed by the employees over a period of five years. The valuation method of non-transferability of the shares is based on a strategy cost in two steps consisting, first, in a five years forward sale of the non-transferable shares, and second, in purchasing the same number of shares in cash with a loan financing reimbursable “in fine”. During the year 2011, the main assumptions used for the valuation of the cost of capital increase reserved for employees were the following:

For the year ended December 31,	2011
Date of the Board of Directors meeting that decided the issue	October 28, 2010
Subscription price (€)	34.80
Share price at the reference date (€)(a)	41.60
Number of shares (in millions)	8.90
Risk free interest rate (%)(b)	2.82
Employees loan financing rate (%)(c)	7.23
Non transferability cost (% of the reference’s share price)	17.6

(a)	Share price at the date which the Chairman and Chief Executive Officer decided the subscription period.
(b)	Zero coupon Euro swap rate at 5 years.
(c)	The employees loan financing rate is based on a 5-year consumer’s credit rate.

Due to the fact that the non-transferability cost is higher than the discount, no cost has been accounted to the fiscal year 2011.

26) PAYROLL AND STAFF

For the year ended December 31,	2011	2010	2009
Personnel expenses (M€)
Wages and salaries (including social charges)	6,579	6,246	6,177
Group employees
France
• Management	11,123	10,852	10,906
• Other	23,914	24,317	25,501
International
• Management	15,713	15,146	15,243
• Other	45,354	42,540	44,737
Total	96,104	92,855	96,387

The number of employees includes only employees of fully consolidated subsidiaries.

The increase in the number of employees between December 31, 2011 and December 31, 2010 is mainly explained by the acquisition of SunPower, partially compensated by the sale of the photocure and coatings resins businesses (see Note 3 to the Consolidated Financial Statements).

27) STATEMENT OF CASH FLOWS

A)	CASH FLOW FROM OPERATING ACTIVITIES

The following table gives additional information on cash paid or received in the cash flow from operating activities:

For the year ended December 31, (M€)	2011	2010	2009
Interests paid	(679)	(470)	(678)
Interests received	277	132	148
Income tax paid(a)	(12,061)	(8,848)	(7,027)
Dividends received	2,133	1,722	1,456

(a)	These amounts include taxes paid in kind under production-sharing contracts in the exploration-production.

Changes in working capital are detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Inventories	(1,845)	(1,896)	(4,217)
Accounts receivable	(1,287)	(2,712)	(344)
Other current assets	(2,409)	911	1,505
Accounts payable	2,646	2,482	571
Other creditors and accrued liabilities	1,156	719	(831)
Net amount	(1,739)	(496)	(3,316)

B)	Cash flow used in financing activities

Changes in non-current financial debt are detailed in the following table under a net value due to the high number of multiple drawings:

For the year ended December 31, (M€)	2011	2010	2009
Issuance of non-current debt	4,234	3,995	6,309
Repayment of non-current debt	(165)	(206)	(787)
Net amount	4,069	3,789	5,522

C)	Cash and cash equivalents

Cash and cash equivalents are detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Cash	4,715	4,679	2,448
Cash equivalents	9,310	9,810	9,214
Total	14,025	14,489	11,662

Cash equivalents are mainly composed of deposits less than three months deposited in government institutions or deposit banks selected in accordance with strict criteria.

28) FINANCIAL ASSETS AND LIABILITIES ANALYSIS PER INSTRUMENTS CLASS AND STRATEGY

The financial assets and liabilities disclosed in the balance sheet are detailed as follows:

	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
As of December 31, 2011 (M€) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,246								2,246	2,246
Other investments		3,674							3,674	3,674
Hedging instruments of non-current financial debt					1,971	5			1,976	1,976
Other non-current assets	2,055								2,055	2,055
Accounts receivable, net								20,049	20,049	20,049
Other operating receivables			1,074					6,393	7,467	7,467
Current financial assets	146		159		383	12	—		700	700
Cash and cash equivalents								14,025	14,025	14,025
Total financial assets	4,447	3,674	1,233	—	2,354	17	—	40,467	52,192	52,192
Total non-financial assets									111,857
Total assets									164,049
Non-current financial debt	(4,858)			(17,551)	(97)	(49)		(2)	(22,557)	(23,247)
Accounts payable								(22,086)	(22,086)	(22,086)
Other operating liabilities			(606)					(4,835)	(5,441)	(5,441)
Current borrowings	(6,158)			(3,517)					(9,675)	(9,675)
Other current financial liabilities			(87)		(40)	(14)	(26)		(167)	(167)
Total financial liabilities	(11,016)	—	(693)	(21,068)	(137)	(63)	(26)	(26,923)	(59,926)	(60,616)
Total non-financial liabilities									(104,123)
Total liabilities									(164,049)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost				Fair value
As of December 31, 2010 (M€) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,383								2,383	2,383
Other investments		4,590							4,590	4,590
Hedging instruments of non-current financial debt					1,814	56			1,870	1,870
Other non-current assets	1,596								1,596	1,596
Accounts receivable, net								18,159	18,159	18,159
Other operating receivables			499					3,908	4,407	4,407
Current financial assets	869		38		292		6		1,205	1,205
Cash and cash equivalents								14,489	14,489	14,489
Total financial assets	4,848	4,590	537	—	2,106	56	6	36,556	48,699	48,699
Total non-financial assets									95,019
Total assets									143,718
Non-current financial debt	(3,186)			(17,419)	(178)				(20,783)	(21,172)
Accounts payable								(18,450)	(18,450)	(18,450)
Other operating liabilities			(559)					(3,015)	(3,574)	(3,574)
Current borrowings	(5,916)			(3,737)					(9,653)	(9,653)
Other current financial liabilities			(147)		(12)		—		(159)	(159)
Total financial liabilities	(9,102)		(706)	(21,156)	(190)	—	—	(21,465)	(52,619)	(53,008)
Total non-financial liabilities									(91,099)
Total liabilities									(143,718)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost				Fair value
As of December 31, 2009 (M€) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,367								2,367	2,367
Other investments		1,162							1,162	1,162
Hedging instruments of non-current financial debt					889	136			1,025	1,025
Other non-current assets	1,284								1,284	1,284
Accounts receivable, net								15,719	15,719	15,719
Other operating receivables			1,029					4,116	5,145	5,145
Current financial assets	55		53		197		6		311	311
Cash and cash equivalents								11,662	11,662	11,662
Total financial assets	3,706	1,162	1,082	—	1,086	136	6	31,497	38,675	38,675
Total non-financial assets									89,078
Total assets									127,753
Non-current financial debt	(2,089)			(17,107)	(241)				(19,437)	(19,905)
Accounts payable								(15,383)	(15,383)	(15,383)
Other operating liabilities			(923)					(3,783)	(4,706)	(4,706)
Current borrowings	(4,849)			(2,145)					(6,994)	(6,994)
Other current financial liabilities			(25)		(97)		(1)		(123)	(123)
Total financial liabilities	(6,938)		(948)	(19,252)	(338)	—	(1)	(19,166)	(46,643)	(47,111)
Total non-financial liabilities									(81,110)
Total liabilities									(127,753)

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

29) FAIR VALUE OF FINANCIAL INSTRUMENTS (EXCLUDING COMMODITY CONTRACTS)

A)	IMPACT ON THE STATEMENT OF INCOME PER NATURE OF FINANCIAL INSTRUMENTS

Operating assets and liabilities

The impact on the statement of income is detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Assets available for sale (investments):
— dividend income on non-consolidated subsidiaries	330	255	210
— gains (losses) on disposal of assets	103	60	6
— other	(29)	(17)	(18)
Loans and receivables	(34)	90	41
Impact on net operating income	370	388	239

The impact in the statement of income mainly includes:

•	Dividends and gains or losses on disposal of other investments classified as “Other investments”;

•	Financial gains and depreciation on loans related to equity affiliates, non-consolidated companies and on receivables reported in “Loans and receivables”.

Assets and liabilities from financing activities

The impact on the statement of income of financing assets and liabilities is detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Loans and receivables	271	133	158
Financing liabilities and associated hedging instruments	(730)	(469)	(563)
Fair value hedge (ineffective portion)	17	4	33
Assets and liabilities held for trading	2	(2)	(26)
Impact on the cost of net debt	(440)	(334)	(398)

The impact on the statement of income mainly includes:

•	Financial income on cash, cash equivalents, and current financial assets (notably current deposits
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

Fair value hedge

The impact on the statement of income of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Revaluation at market value of bonds	(301)	(1,164)	(183)
Swap hedging of bonds	318	1,168	216
Ineffective portion of the fair value hedge	17	4	33

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

Net investment hedge

These instruments are recorded directly in shareholders’ equity under “Currency translation adjustments”. The variations of the period are detailed in the table below:

For the year ended December 31, (M€)	As of January 1,	Variations	Disposals	As of December 31,
2011	(243)	139	—	(104)
2010	25	(268)	—	(243)
2009	124	(99)	—	25

As of December 31, 2011, the fair value of the open instruments amounts to €(26) million compared to €6 million in 2010 and €5 million in 2009.

Cash flow hedge

The impact on the statement of income and on equity of the hedging instruments qualified as cash flow hedges is detailed as follows:

For the year ended December 31, (M€)	2011	2010	2009
Profit (Loss) recorded in equity during the period	(84)	(80)	128
Recycled amount from equity to the income statement during the period	(47)	(115)	221

As of December 31, 2011, 2010 and 2009, the ineffective portion of these financial instruments is equal to zero.

C)	MATURITY OF DERIVATIVE INSTRUMENTS

The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

As of December 31, 2011 (M€) Assets / (Liabilities)	Fair value	Notional value(a)
		Total	2012	2013	2014	2015	2016	2017 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(97)	1,478
Swaps hedging fixed-rates bonds (assets)	1,971	15,653
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,874	17,131		4,204	4,215	3,380	1,661	3,671
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(40)	642
Swaps hedging fixed-rates bonds (current portion) (assets)	383	2,349
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	343	2,991	2,991
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)	(49)	967
Swaps hedging fixed-rates bonds (assets)	5	749
Total swaps hedging fixed-rates bonds (assets and liabilities)	(44)	1,716		—	—	—	—	1,716
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(14)	582
Swaps hedging fixed-rates bonds (current portion) (assets)	12	908
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	(2)	1,490	1,490
Net investment hedge
Currency swaps and forward exchange contracts (assets)	—	—
Currency swaps and forward exchange contracts (liabilities)	(26)	881
Total swaps hedging net investments	(26)	881	881
Held for trading
Other interest rate swaps (assets)	1	3,605
Other interest rate swaps (liabilities)	(2)	14,679
Total other interest rate swaps (assets and liabilities)	(1)	18,284	18,284	—	—	—	—	—
Currency swaps and forward exchange contracts (assets)	158	6,984
Currency swaps and forward exchange contracts (liabilities)	(85)	4,453
Total currency swaps and forward exchange contracts (assets and liabilities)	73	11,437	11,176	80	58	36	31	56

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2010 (M€) Assets / (Liabilities)		Notional value(a)
	Fair value	Total	2011	2012	2013	2014	2015	2016 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(178)	2,244
Swaps hedging fixed-rates bonds (assets)	1,814	13,939
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,636	16,183		2,967	3,461	2,421	3,328	4,006
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(12)	592
Swaps hedging fixed-rates bonds (current portion) (assets)	292	2,815
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	280	3,407	3,407
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)	—	—
Swaps hedging fixed-rates bonds (assets)	56	1,957
Total swaps hedging fixed-rates bonds (assets and liabilities)	56	1,957		295				1,662
Swaps hedging fixed-rates bonds (current portion) (liabilities)
Swaps hedging fixed-rates bonds (current portion) (assets)
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	—	—	—
Net investment hedge
Currency swaps and forward exchange contracts (assets)	6	381
Currency swaps and forward exchange contracts (liabilities)	—	—
Total swaps hedging net investments	6	381	381
Held for trading
Other interest rate swaps (assets)	1	6,463
Other interest rate swaps (liabilities)	(3)	11,395
Total other interest rate swaps (assets and liabilities)	(2)	17,858	17,667	189	—	—	2	—
Currency swaps and forward exchange contracts (assets)	37	1,532
Currency swaps and forward exchange contracts (liabilities)	(144)	6,757
Total currency swaps and forward exchange contracts (assets and liabilities)	(107)	8,289	8,102	—	25	49	31	82

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2009 (M€) Assets / (Liabilities)		Notional value(a)
	Fair value	Total	2010	2011	2012	2013	2014	2015 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(241)	4,615
Swaps hedging fixed-rates bonds (assets)	889	11,076
Total swaps hedging fixed-rates bonds (assets and liabilities)	648	15,691	—	3,345	2,914	3,450	1,884	4,098
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(97)	912
Swaps hedging fixed-rates bonds (current portion) (assets)	197	1,084
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	100	1,996	1,996
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)
Swaps hedging fixed-rates bonds (assets)	136	1,837			295			1,542
Total swaps hedging fixed-rates bonds (assets and liabilities)	136	1,837			295			1,542
Swaps hedging fixed-rates bonds (current portion) (liabilities)
Swaps hedging fixed-rates bonds (current portion) (assets)
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)
Net investment hedge
Currency swaps and forward exchange contracts (assets)	6	701
Currency swaps and forward exchange contracts (liabilities)	(1)	224
Total swaps hedging net investments	5	925	925
Held for trading
Other interest rate swaps (assets)		1,459
Other interest rate swaps (liabilities)	(1)	10,865
Total other interest rate swaps (assets and liabilities)	(1)	12,324	12,208	114				2
Currency swaps and forward exchange contracts (assets)	53	4,017
Currency swaps and forward exchange contracts (liabilities)	(24)	3,456
Total currency swaps and forward exchange contracts (assets and liabilities)	29	7,473	7,224		52	50	47	100

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

D)	FAIR VALUE HIERARCHY

The fair value hierarchy for financial instruments excluding commodity contracts is as follows:

As of December 31, 2011 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non- observable data (level 3)	Total
Fair value hedge instruments	—	2,217	—	2,217
Cash flow hedge instruments	—	(46)	—	(46)
Net investment hedge instruments	—	(26)	—	(26)
Assets and liabilities held for trading	—	72	—	72
Assets available for sale	2,575	—	—	2,575
Total	2,575	2,217	—	4,792

As of December 31, 2010 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non-observable data (level 3)	Total
Fair value hedge instruments	—	1,916	—	1,916
Cash flow hedge instruments	—	56	—	56
Net investment hedge instruments	—	6	—	6
Assets and liabilities held for trading	—	(109)	—	(109)
Assets available for sale	3,631	—	—	3,631
Total	3,631	1,869	—	5,500

As of December 31, 2009 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non-observable data (level 3)	Total
Fair value hedge instruments	—	748	—	748
Cash flow hedge instruments	—	136	—	136
Net investment hedge instruments	—	5	—	5
Assets and liabilities held for trading	—	28	—	28
Assets available for sale	232	—	—	232
Total	232	917	—	1,149

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

As of December 31, 2011 (M€)
Assets / (Liabilities)	Carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	3	3
Freight rate swaps	—	—
Forwards(a)	(16)	(16)
Options	(4)	(4)
Futures	(14)	(14)
Options on futures	(6)	(6)
Total crude oil, petroleum products and freight rates	(37)	(37)
Gas & Power activities
Swaps	57	57
Forwards(a)	452	452
Options	(3)	(3)
Futures	—	—
Total Gas & Power	506	506
Total	469	469
Total of fair value non-recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

As of December 31, 2010 (M€) Assets / (Liabilities)	Carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	(2)	(2)
Freight rate swaps	—	—
Forwards(a)	5	5
Options	51	51
Futures	(12)	(12)
Options on futures	(4)	(4)
Total crude oil, petroleum products and freight rates	38	38
Gas & Power activities
Swaps	(1)	(1)
Forwards(a)	(102)	(102)
Options	5	5
Futures	—	—
Total Gas & Power	(98)	(98)
Total	(60)	(60)
Total of fair value non-recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

As of December 31, 2009 (M€) Assets / (Liabilities)	Carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	(29)	(29)
Freight rate swaps	—	—
Forwards(a)	(9)	(9)
Options	21	21
Futures	(17)	(17)
Options on futures	6	6
Total crude oil, petroleum products and freight rates	(28)	(28)
Gas & Power activities
Swaps	52	52
Forwards(a)	78	78
Options	4	4
Futures	—	—
Total Gas & Power	134	134
Total	106	106
Total of fair value non-recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

Most commitments on crude oil and refined products have a short term maturity (less than one year). The maturity of most Gas & Power energy derivatives is less than three years forward.

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31, (M€)	Fair value as of January 1,	Impact on income	Settled contracts	Other	Fair value as of December 31,
Crude oil, petroleum products and freight rates activities
2011	38	1,572	(1,648)	1	(37)
2010	(28)	1,556	(1,488)	(2)	38
2009	39	1,713	(1,779)	(1)	(28)
Gas & Power activities
2011	(98)	899	(295)	0	506
2010	134	410	(648)	6	(98)
2009	592	327	(824)	39	134

The fair value hierarchy for financial instruments related to commodity contracts is as follows:

As of December 31, 2011 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non-observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	(38)	1	—	(37)
Gas & Power activities	(44)	550	—	506
Total	(82)	551	—	469

As of December 31, 2010 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non-observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	(10)	48	—	38
Gas & Power activities	50	(148)	—	(98)
Total	40	(100)	—	(60)

As of December 31, 2009 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non-observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	(45)	17	—	(28)
Gas & Power activities	140	(6)	—	134
Total	95	11	—	106

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

31) FINANCIAL RISKS MANAGEMENT

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

Trading & Shipping : value-at-risk with a 97.5% probability

As of December 31, (M€)	High	Low	Average	Year end
2011	10.6	3.7	6.1	6.3
2010	23.1	3.4	8.9	3.8
2009	18.8	5.8	10.2	7.6

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

Gas & Power trading : value-at-risk with a 97.5% probability

As of December 31, (M€)	High	Low	Average	Year end
2011	21.0	12.7	16.0	17.6
2010	13.9	2.7	6.8	10.0
2009	9.8	1.9	5.0	4.8

The Group has implemented strict policies and procedures to manage and monitor these market risks. These are based on the separation of control and front-office functions and on an integrated information system that enables real-time monitoring of trading activities.

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

Risks relative to cash management operations and to interest rate and foreign exchange financial instruments are managed according to rules set by the Group’s senior management, which provide for regular pooling of available cash balances, open positions and management of the financial instruments by the Treasury Department. Excess cash of the Group is deposited mainly in government institutions, deposit banks, or major companies through deposits, reverse repurchase agreements and purchase of commercial paper. Liquidity positions and the management of financial instruments are centralized by the Treasury Department, where they are managed by a team specialized in foreign exchange and interest rate market transactions.

The Cash Monitoring-Management Unit within the Treasury Department monitors limits and positions per bank on a daily basis and results of the Front Office. This unit also prepares marked-to-market valuations of used financial instruments and, when necessary, performs sensitivity analysis.

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

Currency exposure

The Group seeks to minimize the currency exposure of each entity to its functional currency (primarily the euro, the dollar, the Canadian dollar, the pound sterling and the Norwegian krone).

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

The non-current debt described in Note 20 to the Consolidated Financial Statements is generally raised by the corporate treasury entities either directly in dollars, in euros or in Canadian dollars, or in other currencies which are then exchanged for dollars or euros through swaps issues to appropriately match general corporate needs. The proceeds from these debt issuances are loaned to affiliates whose accounts are kept in dollars, in Canadian dollars or in euros. Thus, the net sensitivity of these positions to currency exposure is not significant.

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

Interest rate risk on non-current debt

The Group’s policy consists of incurring non-current debt primarily at a floating rate, or, if the opportunity arises at the time of an issuance, at a fixed rate. Debt is incurred in dollars, in euros or in Canadian dollars according to general corporate needs. Long-term interest rate and currency swaps may be used to hedge bonds at their issuance in order to create a variable or fixed rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, TOTAL may also enter into long-term interest rate swaps.

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2011, 2010 and 2009.

			Change in fair value due to a change in interest rate by
Assets / (Liabilities) (M€)	Carrying amount	Estimated fair value	+ 10 basis points	- 10 basis points
As of December 31, 2011
Bonds (non-current portion, before swaps)	(21,402)	(22,092)	83	(83)
Swaps hedging fixed-rates bonds (liabilities)	(146)	(146)
Swaps hedging fixed-rates bonds (assets)	1,976	1,976
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,830	1,830	(49)	49
Current portion of non-current debt after swap (excluding capital lease obligations)	3,488	3,488	3	(3)
Other interest rates swaps	(1)	(1)	3	(3)
Currency swaps and forward exchange contracts	47	47	—	—
As of December 31, 2010
Bonds (non-current portion, before swaps)	(20,019)	(20,408)	86	(84)
Swaps hedging fixed-rates bonds (liabilities)	(178)	(178)
Swaps hedging fixed-rates bonds (assets)	1,870	1,870
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,692	1,692	(59)	59
Current portion of non-current debt after swap (excluding capital lease obligations)	3,483	3,483	4	(4)
Other interest rates swaps	(2)	(2)	3	(3)
Currency swaps and forward exchange contracts	(101)	(101)	—	—
As of December 31, 2009
Bonds (non-current portion, before swaps)	(18,368)	(18,836)	75	(75)
Swaps hedging fixed-rates bonds (liabilities)	(241)	(241)
Swaps hedging fixed-rates bonds (assets)	1,025	1,025
Total swaps hedging fixed-rates bonds (assets and liabilities)	784	784	(57)	57
Current portion of non-current debt after swap (excluding capital lease obligations)	(2,111)	(2,111)	3	(3)
Other interest rates swaps	(1)	(1)	1	(1)
Currency swaps and forward exchange contracts	34	34	—	—

The impact of changes in interest rates on the cost of net debt before tax is as follows:

For the year ended December 31, (M€)	2011	2010	2009
Cost of net debt	(440)	(334)	(398)
Interest rate translation of :
+ 10 basis points	(10)	(11)	(11)
- 10 basis points	10	11	11
+ 100 basis points	(103)	(107)	(108)
- 100 basis points	103	107	108

As a result of the policy for the management of currency exposure previously described, the Group’s sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional currency is the dollar and, to a lesser extent, the pound sterling, the Norwegian krone and the Canadian dollar.

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in shareholders’ equity which, in the course of the last three fiscal years, is essentially related to the fluctuation of dollar and pound sterling and is set forth in the table below:

	Euro / Dollar exchange rates	Euro / Pound sterling exchange rates
As of December 31, 2011	1.29	0.84
As of December 31, 2010	1.34	0.86
As of December 31, 2009	1.44	0.89

As of December 31, 2011 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates(a)
Shareholders’ equity at historical exchange rate	69,025	41,396	21,728	4,713	1,188
Currency translation adjustment before net investment hedge	(962)		127	(923)	(166)
Net investment hedge — open instruments	(26)		(25)	(1)	—
Shareholders’ equity at exchange rate as of December 31, 2011	68,037	41,396	21,830	3,789	1,022

As of December 31, 2010 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates(a)
Shareholders’ equity at historical exchange rate	62,909	32,894	22,242	4,997	2,776
Currency translation adjustment before net investment hedge	(2,501)	—	(1,237)	(1,274)	10
Net investment hedge — open instruments	6	—	6	—	—
Shareholders’ equity at exchange rate as of December 31, 2010	60,414	32,894	21,011	3,723	2,786

As of December 31, 2009 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	57,621	27,717	18,671	5,201	6,032
Currency translation adjustment before net investment hedge	(5,074)	—	(3,027)	(1,465)	(582)
Net investment hedge — open instruments	5	—	6	(1)	—
Shareholders’ equity at exchange rate as of December 31, 2009	52,552	27,717	15,650	3,735	5,450

(a)	The decrease in the heading “Other currencies and equity affiliates” is mainly explained by the change in the consolidation method of Sanofi (see Note 3 to the Consolidated Financial Statements). The contribution to the shareholders’ equity of this investment is now reclassified into the heading for the Eurozone.

As a result of this policy, the impact of currency exchange rate fluctuations on consolidated income, as illustrated in Note 7 to the Consolidated Financial Statements, has not been significant over the last three years despite the considerable fluctuation of the dollar (gain of €118 million in 2011, nil result in 2010, loss of €32 million in 2009).

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

As of December 31, 2011, these lines of credit amounted to $10,139 million, of which $10,096 million was unused. The agreements for the lines of credit granted to TOTAL S.A. do not contain conditions related to the Company’s financial ratios, to its financial ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position. As of December 31, 2011, the aggregate amount of the principal confirmed lines of credit granted by international banks to Group companies, including TOTAL S.A., was $11,447 million, of which $11,154 million was unused. The lines of credit granted to Group companies other than TOTAL S.A. are not intended to finance the Group’s general needs; they are intended to finance either the general needs of the borrowing subsidiary or a specific project.

The following tables show the maturity of the financial assets and liabilities of the Group as of December 31, 2011, 2010 and 2009 (see Note 20 to the Consolidated Financial Statements).

As of December 31, 2011 (M€) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)		(4,492)	(3,630)	(3,614)	(1,519)	(7,326)	(20,581)
Current borrowings	(9,675)						(9,675)
Other current financial liabilities	(167)						(167)
Current financial assets	700						700
Cash and cash equivalents	14,025						14,025
Net amount before financial expense	4,883	(4,492)	(3,630)	(3,614)	(1,519)	(7,326)	(15,698)
Financial expense on non-current financial debt	(785)	(691)	(521)	(417)	(302)	(1,075)	(3,791)
Interest differential on swaps	320	331	221	120	55	44	1,091
Net amount	4,418	(4,852)	(3,930)	(3,911)	(1,766)	(8,357)	(18,398)

As of December 31, 2010 (M€) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)		(3,355)	(3,544)	(2,218)	(3,404)	(6,392)	(18,913)
Current borrowings	(9,653)						(9,653)
Other current financial liabilities	(159)						(159)
Current financial assets	1,205						1,205
Cash and cash equivalents	14,489						14,489
Net amount before financial expense	5,882	(3,355)	(3,544)	(2,218)	(3,404)	(6,392)	(13,031)
Financial expense on non-current financial debt	(843)	(729)	(605)	(450)	(358)	(1,195)	(4,180)
Interest differential on swaps	461	334	153	33	2	(78)	905
Net amount	5,500	(3,750)	(3,996)	(2,635)	(3,760)	(7,665)	(16,306)

As of December 31, 2009 (M€) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)		(3,658)	(3,277)	(3,545)	(2,109)	(5,823)	(18,412)
Current borrowings	(6,994)						(6,994)
Other current financial liabilities	(123)						(123)
Current financial assets	311						311
Cash and cash equivalents	11,662						11,662
Net amount before financial expense	4,856	(3,658)	(3,277)	(3,545)	(2,109)	(5,823)	(13,556)
Financial expense on non-current financial debt	(768)	(697)	(561)	(448)	(301)	(1,112)	(3,887)
Interest differential on swaps	447	233	100	25	(16)	(55)	734
Net amount	4,535	(4,122)	(3,738)	(3,968)	(2,426)	(6,990)	(16,709)

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

The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2011, 2010 and 2009 (see Note 28 to the Consolidated Financial Statements).

As of December 31 (M€) Assets/(Liabilities)	2011	2010	2009
Accounts payable	(22,086)	(18,450)	(15,383)
Other operating liabilities	(5,441)	(3,574)	(4,706)
including financial instruments related to commodity contracts	(606)	(559)	(923)
Accounts receivable, net	20,049	18,159	15,719
Other operating receivables	7,467	4,407	5,145
including financial instruments related to commodity contracts	1,074	499	1,029
Total	(11)	542	775

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

The following table presents the Group’s maximum credit risk exposure:

As of December 31, (M€) Assets/ (Liabilities)	2011	2010	2009
Loans to equity affiliates (Note 12)	2,246	2,383	2,367
Loans and advances (Note 14)	2,055	1,596	1,284
Hedging instruments of non-current financial debt (Note 20)	1,976	1,870	1,025
Accounts receivable (Note 16)	20,049	18,159	15,719
Other operating receivables (Note 16)	7,467	4,407	5,145
Current financial assets (Note 20)	700	1,205	311
Cash and cash equivalents (Note 27)	14,025	14,489	11,662
Total	48,518	44,109	37,513

The valuation allowance on loans and advances and on accounts receivable and other operating receivables is detailed respectively in Notes 14 and 16 to the Consolidated Financial Statements.

As part of its credit risk management related to operating and financing activities, the Group has developed margin call contracts with certain counterparties. As of

December 31, 2011, the net amount received as part of these margin calls was €1,682 million (against €1,560 million as of December 31, 2010 and €693 million as of December 31, 2009).

Credit risk is managed by the Group’s business segments as follows:

•	Upstream Segment

•	Exploration & Production

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

•	Gas & Power

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

•	Downstream Segment

•	Refining & Marketing

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

Each entity also implements monitoring of its outstanding receivables. Risks related to credit may be mitigated or limited by subscription of credit insurance and/or requiring security or guarantees.

Bad debts are provisioned on a case-by-case basis at a rate determined by management based on an assessment of the risk of credit loss.

•	Trading & Shipping

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

The contingent commitments and contractual obligations are detailed in note 23 to the consolidated financial statement.

ANTITRUST INVESTIGATIONS

The principal antitrust proceedings in which the Group’s companies are involved are described hereafter.

Chemicals

•

As part of the spin-off of Arkema(1) in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

This guarantee covers, for a period of ten years from the date of the spin-off, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by this guarantee, in Europe.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, this guarantee will become void.

•	In the United States, civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are closed without significant impact on the Group’s financial position.

•

In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off an overall amount of €385.47 million, of which Elf Aquitaine and/or TOTAL S.A. were held jointly liable for €280.17 million, Elf Aquitaine being personally fined €23.6 million for deterrence. These fines are entirely settled as of today.

As a result, since the spin-off, the Group has paid the overall amount of €188.07 million(2), corresponding to 90% of the fines overall amount once the threshold provided for by the guarantee is deducted to which an amount of €31.31 million of interest has been added as explained hereinafter.

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

During the year 2011, four of the proceedings have evolved and are closed as far as Arkema is concerned:

–

In one of these proceedings, the Court of Justice of the European Union (CJEU) has rejected the action of Arkema while the decisions of the European Commission and of the General Court of the European Union against the parent companies have been squashed. Consequently, this proceeding is definitively closed regarding Arkema as well as the parent companies.

–

In two other proceedings, previous decisions against Arkema and the parent companies have been upheld by the General Court of the European Union. While the parent companies have introduced an appeal before the CJEU, Arkema did not appeal to the CJEU.

–

Finally, in a last proceeding, the General Court has decided to reduce the amount of the fine initially ordered against Arkema while, in parallel, it has rejected the actions of the parent companies that have remained obliged to pay the whole amount of the fine initially ordered by the European Commission. Arkema has accepted this decision while the parent companies have introduced an appeal before the CJEU.

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

With the exception of the €31.31 million of interest charged by the European Commission to the parent companies, which has been required to pay in accordance with the decision concerning the last proceeding referred hereinabove, the evolution of the proceedings during the year 2011 did not modify the global amount assumed by the Group in execution of the guarantee.

In addition, civil proceedings against Arkema and other groups of companies were initiated in 2009 and 2011, respectively, before German and Dutch courts by third parties for alleged damages pursuant to two of the above mentioned legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before the German court. At this point, the probability to have a favorable verdict and the financial impacts of these proceedings are uncertain due to the number of legal difficulties they give rise to, the lack of documented claims and evaluations of the alleged damages.

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

Within the framework of all of the legal proceedings described above, a €17 million reserve remains booked in the Group’s consolidated financial statements as of December 31, 2011.

Downstream

•

Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined €20.25 million in 2006, for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. appealed this decision before the relevant court and this appeal is still pending.

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

•

In addition, civil proceedings against TOTAL S.A and Total Raffinage Marketing and other companies were initiated before U.K and Dutch courts by third parties for alleged damages in connection with the prosecutions brought by the European Commission in this case. At this point, the probability to have a favorable verdict and the financial impacts of these procedures are uncertain due to the number of legal difficulties they gave rise to, the lack of documented claims and evaluations of the alleged damages.

Within the framework of the legal proceedings described above, a €30 million reserve is booked in the Group’s consolidated financial statements as of December 31, 2011.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

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

Regarding the cause of the explosion, the hypothesis that the explosion was caused by Grande Paroisse through the accidental mixing of hundreds of kilos of a chlorine compound at a storage site for ammonium nitrate was discredited over the course of the investigation. As a result, proceedings against ten of the eleven Grande Paroisse employees charged during the criminal investigation conducted by the Toulouse Regional Court (Tribunal de grande instance) were dismissed and this dismissal was upheld on appeal. Nevertheless, the final experts’ report filed on May 11, 2006 continued to focus on the hypothesis of a chemical accident, although this hypothesis was not confirmed during the attempt to reconstruct the accident at the site. After having articulated several hypotheses, the experts no longer maintain that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

All the requests for additional investigations that were submitted by Grande Paroisse, the former site manager and various plaintiffs were denied on appeal after the end of the criminal investigation procedure. On July 9, 2007, the investigating judge brought charges against Grande Paroisse and the former plant manager before the criminal chamber of the Court of Appeal of Toulouse. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest were summoned to appear in Court pursuant to a request by a victims association. The trial for this case began on February 23, 2009, and lasted approximately four months.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the disaster, were inadmissible.

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

The appeal proceedings before the Court of Appeal of Toulouse started on November 3, 2011.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. As of December 31, 2011, a €21 million reserve was recorded in the Group’s consolidated balance sheet.

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

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The provision for the civil liability that appears in the Group’s consolidated financial statements as of December 31, 2011, stands at €80 million after taking into account the payments previously made.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

In addition, on December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including TOTAL’s UK subsidiary. By a judgment on July 16, 2010, the subsidiary was fined £3.6 million and paid it. The decision takes into account a number of elements that have mitigated the impact of the charges brought against it.

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

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it nevertheless proposed to pay third parties who so requested definitive compensation as determined by the Court. Forty-two third parties have been compensated for an aggregate amount of €171.5 million.

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

To facilitate the payment of damages awarded by the Court of Appeal in Paris to third parties against Erika’s controlling and classification firm, the ship-owner and the ship-manager, a global settlement agreement was signed late 2011 between these parties and TOTAL S.A. under the auspices of the IOPC Fund. Under this global settlement agreement, each party agreed to the withdrawal of all civil proceedings initiated against all other parties to the agreement.

TOTAL S.A. believes that, based on the information currently available, the case should not have a significant impact on the Group’s financial situation or consolidated results.

BLUE RAPID AND THE RUSSIAN OLYMPIC COMMITTEE — RUSSIAN REGIONS AND INTERNEFT

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract’s termination. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation which were not even parties to the contract, have launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of U.S.$ 22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as to a matter of law or fact. The Group has lodged a criminal complaint to denounce the fraudulent claim which the Group believes it is a victim of and, has taken and reserved its rights to take other actions and measures to defend its interests.

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

Investigations are still pending and the Company is cooperating with the SEC and the DoJ. In 2010, the Company opened talks with U.S. authorities, without any acknowledgement of facts, to consider an out-of-court settlement as it is often the case in this kind of proceeding.

Late in 2011, the SEC and the DoJ proposed to TOTAL out-of-court settlements that would close their inquiries, in exchange for TOTAL’s committing to a number of obligations and paying fines. As TOTAL was unable to agree to several substantial elements of the proposal, the Company is continuing discussions with the U.S. authorities. The Company is free not to accept an out-of-court settlement solution, in which case it would be exposed to the risk of prosecution in the United States.

In this same affair, a parallel judicial inquiry related to TOTAL was initiated in France in 2006. In 2007, the Company’s Chief Executive Officer was placed under formal investigation in relation to this inquiry, as the former President of the Middle East department of the Group’s Exploration & Production division. The Company has not been notified of any significant developments in the proceedings since the formal investigation was launched.

At this point, the Company cannot determine when these investigations will terminate, and cannot predict their results, or the outcome of the talks that have been initiated. Resolving these cases is not expected to have a significant impact on the Group’s financial situation or consequences on its future planned operations.

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

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating judge, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating judge that the case against TOTAL S.A., the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

However, by ordinance notified in early August 2011, the investigating judge on the matter decided to send the case to trial.

The Company believes that its activities related to the Oil-for-Food program have been in compliance with this program, as organized by the UN in 1996.

The Volcker report released by the independent investigating committee set up by the UN had discarded any bribery grievance within the framework of the Oil-For-Food program with respect to TOTAL.

ITALY

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group’s employees are the subject of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field. On February 16, 2009, as a preliminary measure before the proceedings go before the Court, the preliminary investigation judge of Potenza served notice to Total Italia of a decision that would suspend the concession for this field for one year. Total Italia has appealed the decision by the preliminary investigation judge before the Court of Appeal of Potenza. In a decision dated April 8, 2009, the Court reversed the suspension of the concession and appointed for one year, i.e. until February 16, 2010, a judicial administrator to supervise the operations related to the development of the concession, allowing the Tempa Rossa project to continue.

The criminal investigation was closed in the first half of 2010. The preliminary hearing judge, who will decide whether the case shall be returned to the Criminal Court to be judged on the merits, held the first hearing on December 6, 2010. The proceedings before the Judge of the preliminary hearing are still pending.

In 2010, Total Italia’s exploration and production operations were transferred to Total E&P Italia and refining and marketing operations were merged with those of Erg Petroli.

LIBYA

During the financial year 2011, the Group’s activities were affected by the security context in Libya, and the Group’s production was gradually shut down as from the end of February. The Group’s production started up again at the end of September 2011 on the offshore Al Jurf field located in zones 15, 16 & 32 (ex C137) at the level existing before the events, and has gradually restarted since October 2011 in onshore zones 129, 130 and 131. The restart of the Group’s production on the other onshore zones is expected to occur progressively in 2012.

In June 2011, the United States Securities and Exchange Commission (SEC) issued to certain oil companies — including, among others, TOTAL — a formal request for information related to their operations in Libya. TOTAL is cooperating with this non public investigation.

YEMEN

During the financial year 2011, the Group’s activities were not significantly impacted by the security context in Yemen, but the Group nevertheless reorganized locally to minimize the risks to its personnel. In addition, on October 15, 2011, the gas pipeline supplying Yemen LNG was sabotaged, and then repaired with no delay, enabling LNG production to resume as from October 26, 2011.

SYRIA

In May 2011, the European Union adopted measures with criminal and financial penalties that prohibit the supply of certain equipment to Syria, as well as certain financial and asset transactions with respect to a list of named individuals and entities. These measures apply to European persons and to entities constituted under the laws of a EU Member State. In September 2011, the EU adopted further measures, including, notably, a prohibition on the purchase, import or transportation from Syria of crude oil and petroleum products. Since early September 2011, the Group ceased to purchase hydrocarbons from Syria. On December 1, 2011, the EU extended sanctions against, among others, three state-owned Syrian oil firms, including General Petroleum Corporation, the Group’s co-contracting partner in PSA 1988 (Deir Es Zor license) and the Tabiyeh contract. Since early December 2011, TOTAL has ceased its activities that contribute to oil and gas production in Syria.

33) OTHER INFORMATION

Research and development costs incurred by the Group in 2011 amounted to €776 million (€715 million in 2010 and €650 million in 2009), corresponding to 0.4% of the sales.

The staff dedicated in 2011 to these research and development activities are estimated at 3,946 people (4,087 in 2010 and 4,016 in 2009).

34)	CHANGES IN PROGRESS IN THE GROUP STRUCTURE

•

TOTAL signed in March 2011 agreements for the acquisition in Uganda of a one-third interest in Blocks 1, 2 and 3A held by Tullow Oil plc for $1,467 million (amount as of January 1, 2010, to which will add costs of interim period). Following this acquisition, TOTAL would become an equal partner with Tullow and CNOOC in the blocks, each with a one-third interest and each being an operator of one of the blocks. Subject to the decision of the Authorities, TOTAL would be the operator of Block 1.

•

TOTAL announced in February 2012 the signature of an agreement with Sinochem to sell its interests in the Cusiana field and in OAM and ODC pipelines. This transaction is subject to approval by the relevant authorities.

•

As of December 31, 2010, the sections “Assets classified as held for sale” and “Liabilities directly associated with the assets classified as held for sale” included the assets and liabilities of Total E&P Cameroun, of Joslyn and of photocure and coatings resins businesses.

35) CONSOLIDATION SCOPE

As of December 31, 2011, 870 entities are consolidated of which 783 are fully consolidated, and 87 are accounted for under the equity method (identified with the letter E).

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

TOTAL S.A.
Elf Aquitaine (100%)
100%
Elf Exploration Production (100%)
100%
TOTAL subsidiaries 100%
TOTAL E & P Kazakhstan (100%)
TOTAL E & P Nigeria SAS (100%)
Total Upstream Nigeria Ltd (100%)
TOTAL Coal South Africa Ltd (100%)
TOTAL Gasandes S.A. (100%)
CDF Energia (100%)
TOTAL Venezuela (100%)
Petrocedeño (30,3%) E
TOTAL E & P USA, Inc. (100%)
TOTAL E & P Canada Ltd (100%)
Total Trading and Marketing Canada LP (100%)
TOTAL E & P Chine (100%) E & P Chine (100%)
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
TOTAL South Africa (50,0%)
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
TOTAL E&P Libya (100%)
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
Dolphin Energy Ltd (2,45%) E
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
TOTALErg (49%) E
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
Kenerka (24,6 %) E
AE Polysilicon Corporation (29,5 %) E
Ampris (22%) E
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
TOTAL Kenya (573%)
TOTAL Sénégal (95,1%)
TOTAL Petrochemicals France (100%)
Qatar Petrochemical Company Ltd (20%) E
Qatofin Company Ltd (49,1%) E
Bostik Holding S.A. (100%)
Bostik S.A. (100%)

TOTAL

SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

As from 2009, the amendments to the Securities and Exchange Commission (SEC) Rule 4-10 of Regulation S-X set forth in the “Modernization of Oil and Gas Reporting” release (SEC Release n° 33-8995) and the Financial Accounting Standard Board (FASB) Accounting Standards Update regarding Extractive Activities-Oil and Gas (ASC 932) change a number of reserves estimation and disclosure requirements. As a reminder, in terms of reserves estimation, the main changes are: the use of an average price instead of a single year-end price; the use of new reliable technologies to assess proved reserves; and the inclusion, under certain conditions, of non-traditional sources as oil and gas producing activities. The revised rules form the basis of the 2011, 2010 and 2009 year-end estimation of proved reserves.

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

The technical validation process relies on a Technical Reserves Committee that is responsible for approving proved reserves changes above a certain threshold and technical evaluations of reserves associated with any investment decision that requires approval from the Exploration & Production Executive Committee. The Chairman of the Technical Reserves Committee is appointed by the Senior Management of Exploration & Production and its members represent expertise in reservoir engineering, production geology, production geophysics, drilling, and development studies.

An internal control process related to reserves estimation is well established within TOTAL and involves the following elements:

•

A central Reserve Entity whose responsibility is to consolidate, document and archive the Group’s reserves; to ensure coherence of evaluations worldwide; to maintain the Corporate Reserves Guidelines Standards in line with SEC guidelines and policies; to deliver training on reserves evaluation and classification; and to conduct periodically in-depth technical review of reserves for each affiliate.

•

An annual review of affiliates reserves conducted by an internal group of specialists selected for their expertise in geosciences and engineering or their knowledge of the affiliate. All members of this group chaired by the Reserves Vice-president and composed of at least three Technical Reserves Committee members are knowledgeable in the SEC guidelines for proved reserves evaluation. Their responsibility is to provide an independent review of reserves changes proposed by affiliates and ensure that reserves are estimated using appropriate standards and procedures.

•

At the end of the annual review carried out by the Development Division, an SEC Reserves Committee chaired by the Exploration & Production Finance Senior Vice President and comprised of the Development, Exploration, Strategy and Legal Senior Vice Presidents, or their representatives, as well as the Chairman of the Technical Reserves Committee and the Reserves Vice-President, approves the SEC reserve booking proposals regarding criteria that are not dependent upon reservoir and geosciences techniques. The results of the annual review and the proposals for including revisions or additions of SEC Proved Reserves are presented to the Exploration & Production Executive Committee for approval before final validation by the Group Executive Management.

The reserves evaluation and control process is audited periodically by the Group’s internal auditors who verify the effectiveness of the reserves evaluation process and control procedures.

The Reserves Vice-President (RVP) is the technical person responsible for preparing the reserves estimates for the Group. Appointed by the President of Exploration & Production, the RVP supervises the Reserve Entity, chairs the annual review of reserves, and is a member of the Technical Reserves Committee and the SEC Reserves Committee. The RVP has over thirty years of experience in the oil & gas industry. He previously held several management positions in the Group in reservoir engineering and geosciences, and has more than fifteen years of experience in the field of reserves evaluation and control process. He holds an engineering degree from Institut National des Sciences Appliquées, Lyon, France, and a petroleum engineering degree from Ecole Nationale Supérieure du Pétrole et des Moteurs (IFP School), France. He is a past member and past chairman of the Society of Petroleum Engineering Oil and Gas Reserves Committee and a member of the UNECE (United Nations Economic Commission for Europe) Expert Group on Resource Classification.

Proved developed reserves

At the end of 2011, proved developed reserves of oil and gas were 6,046 Mboe and represented 53% of the proved reserves. At the end of 2010, proved developed reserves of oil and gas were 5,708 Mboe and represented 53% of the proved reserves. At the end of 2009, proved developed reserves of oil and gas were 5,835 Mboe and represented 56% of the proved reserves. Over the past three years, the level of proved developed reserves has remained above 5.7 Bboe and over 53% of proved reserves, illustrating TOTAL’s ability to consistently transfer proved undeveloped reserves into developed status.

Proved undeveloped reserves

As of December 31, 2011, TOTAL’s combined proved undeveloped reserves of oil and gas were 5,377 Mboe as compared to 4,987 Mboe at the end of 2010. The net increase of 390 Mboe of proved undeveloped reserves is due to the addition of +639 Mboe of undeveloped reserves related to extensions and discoveries, a net increase of +401 Mboe due to acquisitions/divestitures, the revision of -168 Mboe of previous estimates (partly resulting from negative price effects), and the transfer of 482 Mboe from proved undeveloped reserves to proved developed reserves. In 2011, the costs incurred to develop proved undeveloped reserves (PUDs) was €10.2 billion, which represents 84% of 2011 development costs incurred, and was related to projects located for the most part in Angola, Australia, Canada, Kazakhstan, Nigeria, Norway, United Kingdom and Russia.

Approximately 57% of the Group’s proved undeveloped reserves are associated with producing projects and are located for the most part in Angola, Canada, Nigeria, Norway, and Venezuela. These reserves are expected to be developed over time as part of initial field development plans or additional development phases. The timing to bring these proved reserves into production will depend upon several factors including reservoir performance, surface facilities or plant capacity constraints and contractual limitations on production level. The remaining proved undeveloped reserves correspond to undeveloped fields or assets for which a development has been sanctioned or is in progress.

The Group’s portfolio of projects includes a few large scale and complex developments for which it anticipates that it may take more than five years from the time of recording proved reserves to the start of production. These specific projects represent approximately 26% of the Group’s proved undeveloped reserves and include the development of a giant field in Kazakhstan, deep offshore developments in Angola, Nigeria and the United Kingdom and development of oil sands in Canada. These projects are highly complex to develop due to a combination of factors that include, among others, the nature of the reservoir rock and fluid properties, challenging operating environments and the size of the projects. In addition, some of these projects are generally designed and optimized for a given production capacity that controls the pace at which the field is developed and the wells are drilled. At production start-up, only a portion of the proved reserves are developed in order to deliver sufficient production potential to meet capacity constraints and contractual obligations. The remaining PUD’s associated with the complete development plan will therefore remain undeveloped for more than five years following project approval and booking. Under these specific circumstances, the Group believes that it is justified to report as proved reserves the level of reserves used in connection with the approved project, despite the fact that some of these PUDs may remain undeveloped for more than five years. In addition, TOTAL has demonstrated in recent years the Group’s ability to successfully develop and bring into production similar large scale and complex projects, including the development of deep-offshore fields in Angola, Nigeria, the Republic of Congo, HP/HT fields in the United Kingdom, heavy oil projects in Venezuela and LNG projects in Qatar, Yemen, Nigeria and Indonesia.

Information shown in the following tables is presented in accordance with the FASB’s ASC 932 and the requirements of the SEC Regulation S-K (Items 1200 to 1208).

The tables provided below are presented by the following geographic areas: Europe, Africa, the Americas, Middle East and Asia (including CIS).

ESTIMATED PROVED RESERVES OF OIL, BITUMEN AND GAS RESERVES

The following tables present, for oil, bitumen and gas reserves, an estimate of the Group’s oil, bitumen and gas quantities by geographic areas as of December 31, 2011, 2010 and 2009. Quantities shown concern proved developed and undeveloped reserves together with changes in quantities for 2011, 2010 and 2009.

The definitions used for proved, proved developed and proved undeveloped oil and gas reserves are in accordance with the revised Rule 4-10 of SEC Regulation S-X.

All references in the following tables to reserves or production are to the Group’s entire share of such reserves or production. TOTAL’s worldwide proved reserves include the proved reserves of its consolidated subsidiaries as well as its proportionate share of the proved reserves of equity affiliates.

Changes in oil, bitumen and gas reserves

Proved developed and undeveloped reserves	Consolidated subsidiaries
(in million barrels of oil equivalent)	Europe	Africa	Americas	Middle East	Asia	Total
Balance as of December 31, 2008	1,815	3,646	732	530	1,242	7,965
Revisions of previous estimates	46	76	14	(7)	25	154
Extensions, discoveries and other	18	53	284	76	—	431
Acquisitions of reserves in place	12	—	130	—	—	142
Sales of reserves in place	(2)	(43)	(14)	—	—	(59)
Production for the year	(224)	(266)	(56)	(55)	(101)	(702)
Balance as of December 31, 2009	1,665	3,466	1,090	544	1,166	7,931
Revisions of previous estimates	92	200	82	(10)	1	365
Extensions, discoveries and other	182	—	18	96	30	326
Acquisitions of reserves in place	23	—	425	—	9	457
Sales of reserves in place	(45)	(26)	(5)	—	(8)	(84)
Production for the year	(211)	(269)	(70)	(56)	(99)	(705)
Balance as of December 31, 2010	1,706	3,371	1,540	574	1,099	8,290
Revisions of previous estimates	117	(61)	(36)	(68)	(19)	(67)
Extensions, discoveries and other	57	6	—	—	588	651
Acquisitions of reserves in place	44	—	309	—	2	355
Sales of reserves in place	—	(65)	—	—	—	(65)
Production for the year	(187)	(237)	(75)	(56)	(93)	(648)
Balance as of December 31, 2011	1,737	3,014	1,738	450	1,577	8,516

Minority interest in proved developed and undeveloped reserves as of
December 31, 2009	26	98	—	—	—	124
December 31, 2010	26	100	—	—	—	126
December 31, 2011	—	98	—	—	—	98

Proved developed and undeveloped reserves	Equity affiliates
(in million barrels of oil equivalent)	Europe	Africa	Americas	Middle East	Asia	Total
Balance as of December 31, 2008	—	98	527	1,868	—	2,493
Revisions of previous estimates	—	10	(7)	51	—	54
Extensions, discoveries and other	—	—	—	136	—	136
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(8)	(18)	(105)	—	(131)
Balance as of December 31, 2009	—	100	502	1,950	—	2,552
Revisions of previous estimates	—	14	4	(2)	—	16
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(7)	(20)	(136)	—	(163)
Balance as of December 31, 2010	—	107	486	1,812	—	2,405
Revisions of previous estimates	—	(1)	(8)	(20)	—	(29)
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	—	—	779	779
Sales of reserves in place	—	(24)	(4)	(11)	—	(39)
Production for the year	—	(4)	(18)	(152)	(35)	(209)
Balance as of December 31, 2011	—	78	456	1,629	744	2,907

	Consolidated subsidiaries and equity affiliates
(in million barrels of oil equivalent)	Europe	Africa	Americas	Middle East	Asia	Total
As of December 31, 2009
Proved developed and undeveloped reserves	1,665	3,566	1,592	2,494	1,166	10,483
Consolidated subsidiaries	1,665	3,466	1,090	544	1,166	7,931
Equity affiliates	—	100	502	1,950	—	2,552
Proved developed reserves	1,096	1,775	631	1,918	415	5,835
Consolidated subsidiaries	1,096	1,745	503	482	415	4,241
Equity affiliates	—	30	128	1,436	—	1,594
Proved undeveloped reserves	569	1,791	961	576	751	4,648
Consolidated subsidiaries	569	1,721	587	62	751	3,690
Equity affiliates	—	70	374	514	—	958
As of December 31, 2010
Proved developed and undeveloped reserves	1,706	3,478	2,026	2,386	1,099	10,695
Consolidated subsidiaries	1,706	3,371	1,540	574	1,099	8,290
Equity affiliates	—	107	486	1,812	—	2,405
Proved developed reserves	962	1,692	638	2,055	361	5,708
Consolidated subsidiaries	962	1,666	505	427	361	3,921
Equity affiliates	—	26	133	1,628	—	1,787
Proved undeveloped reserves	744	1,786	1,388	331	738	4,987
Consolidated subsidiaries	744	1,705	1,035	147	738	4,369
Equity affiliates	—	81	353	184	—	618
As of December 31, 2011
Proved developed and undeveloped reserves	1,737	3,092	2,194	2,079	2,321	11,423
Consolidated subsidiaries	1,737	3,014	1,738	450	1,577	8,516
Equity affiliates	—	78	456	1,629	744	2,907
Proved developed reserves	894	1,660	647	1,869	976	6,046
Consolidated subsidiaries	894	1,639	524	371	321	3,749
Equity affiliates	—	21	123	1,498	655	2,297
Proved undeveloped reserves	843	1,432	1,547	210	1,345	5,377
Consolidated subsidiaries	843	1,375	1,214	79	1,256	4,767
Equity affiliates	—	57	333	131	89	610

Changes in oil reserves

The oil reserves for the years prior to 2009 include crude oil, natural gas liquids (condensates, LPG) and bitumen reserves. Bitumen reserves as from 2009 are shown separately.

Proved developed and undeveloped reserves	Consolidated subsidiaries
	Europe	Africa	Americas	Middle East	Asia	Total
(in million barrels)
Balance as of December 31, 2008	798	2,597	252	225	538	4,410
Revisions of previous estimates	34	92	(170)	(4)	51	3
Extensions, discoveries and other	8	38	22	1	—	69
Acquisitions of reserves in place	1	—	—	—	—	1
Sales of reserves in place	—	(44)	(1)	—	—	(45)
Production for the year	(108)	(223)	(15)	(34)	(17)	(397)
Balance as of December 31, 2009	733	2,460	88	188	572	4,041
Revisions of previous estimates	46	131	7	(2)	—	182
Extensions, discoveries and other	146	—	2	82	4	234
Acquisitions of reserves in place	2	—	—	—	—	2
Sales of reserves in place	(37)	(23)	(2)	—	(7)	(69)
Production for the year	(98)	(218)	(16)	(29)	(15)	(376)
Balance as of December 31, 2010	792	2,350	79	239	554	4,014
Revisions of previous estimates	49	(19)	9	(33)	(24)	(18)
Extensions, discoveries and other	17	6	—	—	58	81
Acquisitions of reserves in place	42	—	—	—	—	42
Sales of reserves in place	—	(57)	—	—	—	(57)
Production for the year	(88)	(185)	(15)	(25)	(15)	(328)
Balance as of December 31, 2011	812	2,095	73	181	573	3,734

Minority interest in proved developed and undeveloped reserves as of
December 31, 2009	12	88	—	—	—	100
December 31, 2010	11	89	—	—	—	100
December 31, 2011	—	88	—	—	—	88

Proved developed and undeveloped reserves	Equity affiliates
	Europe	Africa	Americas	Middle East	Asia	Total
(in million barrels)
Balance as of December 31, 2008	—	58	508	719	—	1,285
Revisions of previous estimates	—	(14)	(5)	(15)	—	(34)
Extensions, discoveries and other	—	—	—	136	—	136
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(7)	(18)	(79)	—	(104)
Balance as of December 31, 2009	—	37	485	761	—	1,283
Revisions of previous estimates	—	4	4	3	—	11
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(7)	(19)	(84)	—	(110)
Balance as of December 31, 2010	—	34	470	680	—	1,184
Revisions of previous estimates	—	2	(6)	(12)	—	(16)
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	—	—	51	51
Sales of reserves in place	—	(22)	(4)	(12)	—	(38)
Production for the year	—	(4)	(17)	(91)	(3)	(115)
Balance as of December 31, 2011	—	10	443	565	48	1,066

	Consolidated subsidiaries and equity affiliates
	Europe	Africa	Americas	Middle East	Asia	Total
(in million barrels)
As of December 31, 2009
Proved developed and undeveloped reserves	733	2,497	573	949	572	5,324
Consolidated subsidiaries	733	2,460	88	188	572	4,041
Equity affiliates	—	37	485	761	—	1,283
Proved developed reserves	457	1,331	187	728	65	2,768
Consolidated subsidiaries	457	1,303	66	174	65	2,065
Equity affiliates	—	28	121	554	—	703
Proved undeveloped reserves	276	1,166	386	221	507	2,556
Consolidated subsidiaries	276	1,157	22	14	507	1,976
Equity affiliates	—	9	364	207	—	580
As of December 31, 2010
Proved developed and undeveloped reserves	792	2,384	549	919	554	5,198
Consolidated subsidiaries	792	2,350	79	239	554	4,014
Equity affiliates	—	34	470	680	—	1,184
Proved developed reserves	394	1,250	180	662	58	2,544
Consolidated subsidiaries	394	1,226	53	151	58	1,882
Equity affiliates	—	24	127	511	—	662
Proved undeveloped reserves	398	1,134	369	257	496	2,654
Consolidated subsidiaries	398	1,124	26	88	496	2,132
Equity affiliates	—	10	343	169	—	522
As of December 31, 2011
Proved developed and undeveloped reserves	812	2,105	516	746	621	4,800
Consolidated subsidiaries	812	2,095	73	181	573	3,734
Equity affiliates	—	10	443	565	48	1,066
Proved developed reserves	351	1,206	165	565	91	2,378
Consolidated subsidiaries	351	1,202	48	116	50	1,767
Equity affiliates	—	4	117	449	41	611
Proved undeveloped reserves	461	899	351	181	530	2,422
Consolidated subsidiaries	461	893	25	65	523	1,967
Equity affiliates	—	6	326	116	7	455

Changes in bitumen reserves

Bitumen reserves as of December 31, 2008 and before are included in oil reserves presented in the table “Changes in oil reserves”.

Proved developed and undeveloped reserves	Consolidated subsidiaries
(in million barrels)	Europe	Africa	Americas	Middle East	Asia	Total
Balance as of December 31, 2008	—	—	—	—	—	—
Revisions of previous estimates	—	—	176	—	—	176
Extensions, discoveries and other	—	—	192	—	—	192
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	—	(3)	—	—	(3)
Balance as of December 31, 2009	—	—	365	—	—	365
Revisions of previous estimates	—	—	3	—	—	3
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	425	—	—	425
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	—	(4)	—	—	(4)
Balance as of December 31, 2010	—	—	789	—	—	789
Revisions of previous estimates	—	—	(109)	—	—	(109)
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	308	—	—	308
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	—	(4)	—	—	(4)
Balance as of December 31, 2011	—	—	984	—	—	984

Proved developed reserves as of
December 31, 2009	—	—	19	—	—	19
December 31, 2010	—	—	18	—	—	18
December 31, 2011	—	—	21	—	—	21

Proved undeveloped reserves as of
December 31, 2009	—	—	346	—	—	346
December 31, 2010	—	—	771	—	—	771
December 31, 2011	—	—	963	—	—	963

There are no bitumen reserves for equity affiliates.

There are no minority interests for bitumen reserves.

Changes in gas reserves

Proved developed and undeveloped reserves	Consolidated subsidiaries
(in billion cubic feet)	Europe	Africa	Americas	Middle East	Asia	Total
Balance as of December 31, 2008	5,507	5,529	2,714	1,769	4,098	19,617
Revisions of previous estimates	73	(127)	25	(18)	(165)	(212)
Extensions, discoveries and other	55	61	382	399	—	897
Acquisitions of reserves in place	58	—	752	—	—	810
Sales of reserves in place	(13)	—	(64)	—	—	(77)
Production for the year	(633)	(217)	(212)	(122)	(467)	(1,651)
Balance as of December 31, 2009	5,047	5,246	3,597	2,028	3,466	19,384
Revisions of previous estimates	271	346	415	(80)	15	967
Extensions, discoveries and other	193	—	88	70	138	489
Acquisitions of reserves in place	111	—	—	—	51	162
Sales of reserves in place	(43)	(20)	(16)	—	(4)	(83)
Production for the year	(617)	(258)	(278)	(151)	(472)	(1,776)
Balance as of December 31, 2010	4,962	5,314	3,806	1,867	3,194	19,143
Revisions of previous estimates	358	(216)	367	(180)	1	330
Extensions, discoveries and other	211	—	—	—	2,824	3,035
Acquisitions of reserves in place	11	—	7	—	13	31
Sales of reserves in place	—	(46)	—	—	—	(46)
Production for the year	(528)	(259)	(317)	(169)	(445)	(1,718)
Balance as of December 31, 2011	5,014	4,793	3,863	1,518	5,587	20,775

Minority interest in proved developed and undeveloped reserves as of
December 31, 2009	73	60	—	—	—	133
December 31, 2010	83	67	—	—	—	150
December 31, 2011	—	62	—	—	—	62

Proved developed and undeveloped reserves	Equity affiliates
(in billion cubic feet)	Europe	Africa	Americas	Middle East	Asia	Total
Balance as of December 31, 2008	—	215	110	6,276	—	6,601
Revisions of previous estimates	—	127	(13)	363	—	477
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(1)	(2)	(141)	—	(144)
Balance as of December 31, 2009	—	341	95	6,498	—	6,934
Revisions of previous estimates	—	50	(2)	(52)	—	(4)
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—
Production for the year	—	(1)	(2)	(282)	—	(285)
Balance as of December 31, 2010	—	390	91	6,164	—	6,645
Revisions of previous estimates	—	(16)	(10)	(31)	—	(57)
Extensions, discoveries and other	—	—	—	—	—	—
Acquisitions of reserves in place	—	—	—	—	3,865	3,865
Sales of reserves in place	—	(10)	—	—	—	(10)
Production for the year	—	(1)	(2)	(331)	(167)	(501)
Balance as of December 31, 2011	—	363	79	5,802	3,698	9,942

	Consolidated subsidiaries and equity affiliates
(in billion cubic feet)	Europe	Africa	Americas	Middle East	Asia	Total
As of December 31, 2009
Proved developed and undeveloped reserves	5,047	5,587	3,692	8,526	3,466	26,318
Consolidated subsidiaries	5,047	5,246	3,597	2,028	3,466	19,384
Equity affiliates	—	341	95	6,498	—	6,934
Proved developed reserves	3,463	2,272	2,388	6,606	2,059	16,788
Consolidated subsidiaries	3,463	2,261	2,343	1,773	2,059	11,899
Equity affiliates	—	11	45	4,833	—	4,889
Proved undeveloped reserves	1,584	3,315	1,304	1,920	1,407	9,530
Consolidated subsidiaries	1,584	2,985	1,254	255	1,407	7,485
Equity affiliates	—	330	50	1,665	—	2,045
As of December 31, 2010
Proved developed and undeveloped reserves	4,962	5,704	3,897	8,031	3,194	25,788
Consolidated subsidiaries	4,962	5,314	3,806	1,867	3,194	19,143
Equity affiliates	—	390	91	6,164	—	6,645
Proved developed reserves	3,089	2,240	2,474	7,649	1,790	17,242
Consolidated subsidiaries	3,089	2,229	2,439	1,578	1,790	11,125
Equity affiliates	—	11	35	6,071	—	6,117
Proved undeveloped reserves	1,873	3,464	1,423	382	1,404	8,546
Consolidated subsidiaries	1,873	3,085	1,367	289	1,404	8,018
Equity affiliates	—	379	56	93	—	528
As of December 31, 2011
Proved developed and undeveloped reserves	5,014	5,156	3,942	7,320	9,285	30,717
Consolidated subsidiaries	5,014	4,793	3,863	1,518	5,587	20,775
Equity affiliates	—	363	79	5,802	3,698	9,942
Proved developed reserves	2,943	2,308	2,600	7,170	4,854	19,875
Consolidated subsidiaries	2,943	2,216	2,567	1,450	1,594	10,770
Equity affiliates	—	92	33	5,720	3,260	9,105
Proved undeveloped reserves	2,071	2,848	1,342	150	4,431	10,842
Consolidated subsidiaries	2,071	2,577	1,296	68	3,993	10,005
Equity affiliates	—	271	46	82	438	837

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The following tables do not include revenues and expenses related to oil and gas transportation activities and LNG liquefaction and transportation activities.

	Consolidated subsidiaries
(M€)	Europe	Africa	Americas	Middle East	Asia	Total
2009
Non-Group sales	2,499	1,994	583	859	1,926	7,861
Group sales	4,728	7,423	310	556	597	13,614
Total Revenues	7,227	9,417	893	1,415	2,523	21,475
Production costs	(1,155)	(1,122)	(193)	(204)	(243)	(2,917)
Exploration expenses	(160)	(265)	(121)	(81)	(70)	(697)
Depreciation, depletion and amortization and valuation allowances	(1,489)	(1,471)	(262)	(314)	(613)	(4,149)
Other expenses(a)	(261)	(895)	(181)	(170)	(56)	(1,563)
Pre-tax income from producing activities	4,162	5,664	136	646	1,541	12,149
Income tax	(2,948)	(3,427)	(103)	(309)	(747)	(7,534)
Results of oil and gas producing activities	1,214	2,237	33	337	794	4,615
2010
Non-Group sales	2,839	2,639	628	1,038	2,540	9,684
Group sales	5,599	9,894	540	644	683	17,360
Total Revenues	8,438	12,533	1,168	1,682	3,223	27,044
Production costs	(1,281)	(1,187)	(222)	(259)	(279)	(3,228)
Exploration expenses	(266)	(275)	(216)	(8)	(99)	(864)
Depreciation, depletion and amortization and valuation allowances	(1,404)	(1,848)	(368)	(264)	(830)	(4,714)
Other expenses(a)	(299)	(1,014)	(218)	(241)	(72)	(1,844)
Pre-tax income from producing activities	5,188	8,209	144	910	1,943	16,394
Income tax	(3,237)	(5,068)	(83)	(402)	(950)	(9,740)
Results of oil and gas producing activities	1,951	3,141	61	508	993	6,654
2011
Non-Group sales	3,116	3,188	776	1,159	3,201	11,440
Group sales	7,057	11,365	764	737	712	20,635
Total Revenues	10,173	14,553	1,540	1,896	3,913	32,075
Production costs	(1,235)	(1,179)	(250)	(286)	(304)	(3,254)
Exploration expenses	(343)	(323)	(48)	(11)	(294)	(1,019)
Depreciation, depletion and amortization and valuation allowances	(1,336)	(1,845)	(352)	(278)	(791)	(4,602)
Other expenses(a)	(307)	(1,181)	(274)	(276)	(95)	(2,133)
Pre-tax income from producing activities	6,952	10,025	616	1,045	2,429	21,067
Income tax	(5,059)	(6,484)	(293)	(465)	(1,302)	(13,603)
Results of oil and gas producing activities	1,893	3,541	323	580	1,127	7,464

(a)	Included production taxes and accretion expense as provided for by IAS 37 (€271 million in 2009, €326 million in 2010 and €338 million in 2011).

	Equity affiliates
(M€)	Europe	Africa	Americas	Middle East	Asia	Total
2009
Non-Group sales	—	203	528	231	—	962
Group sales	—	—	—	3,382	—	3,382
Total Revenues	—	203	528	3,613	—	4,344
Production costs	—	(31)	(41)	(271)	—	(343)
Exploration expenses	—	—	(17)	—	—	(17)
Depreciation, depletion and amortization and valuation allowances	—	(42)	(73)	(247)	—	(362)
Other expenses	—	(9)	(205)	(2,800)	—	(3,014)
Pre-tax income from producing activities	—	121	192	295	—	608
Income tax	—	(93)	(74)	(101)	—	(268)
Results of oil and gas producing activities	—	28	118	194	—	340
2010
Non-Group sales	—	148	120	596	—	864
Group sales	—	3	565	4,646	—	5,214
Total Revenues	—	151	685	5,242	—	6,078
Production costs	—	(44)	(53)	(195)	(1)	(293)
Exploration expenses	—	(7)	(23)	—	—	(30)
Depreciation, depletion and amortization and valuation allowances	—	(44)	(89)	(259)	—	(392)
Other expenses	—	—	(268)	(4,034)	—	(4,302)
Pre-tax income from producing activities	—	56	252	754	(1)	1,061
Income tax	—	—	(44)	(142)	—	(186)
Results of oil and gas producing activities	—	56	208	612	(1)	875
2011
Non-Group sales	—	26	15	1,080	256	1,377
Group sales	—	—	831	6,804	—	7,635
Total Revenues	—	26	846	7,884	256	9,012
Production costs	—	(7)	(48)	(250)	(28)	(333)
Exploration expenses	—	—	—	—	(4)	(4)
Depreciation, depletion and amortization and valuation allowances	—	(7)	(44)	(225)	(109)	(385)
Other expenses	—	—	(550)	(6,101)	(36)	(6,687)
Pre-tax income from producing activities	—	12	204	1,308	79	1,603
Income tax	—	—	(95)	(285)	(34)	(414)
Results of oil and gas producing activities	—	12	109	1,023	45	1,189

COST INCURRED

The following tables set forth the costs incurred in the Group’s oil and gas property acquisition, exploration and development activities, including both capitalized and expensed amounts. They do not include costs incurred related to oil and gas transportation and LNG liquefaction and transportation activities.

	Consolidated subsidiaries
(M€)	Europe	Africa	Americas	Middle East	Asia	Total
2009
Proved property acquisition	71	45	1,551	105	—	1,772
Unproved property acquisition	26	8	403	—	21	458
Exploration costs	284	475	222	87	123	1,191
Development costs(a)	1,658	3,288	618	250	1,852	7,666
Total cost incurred	2,039	3,816	2,794	442	1,996	11,087
2010
Proved property acquisition	162	137	26	139	21	485
Unproved property acquisition	5	124	1,186	8	619	1,942
Exploration costs	361	407	276	17	250	1,311
Development costs(a)	1,565	3,105	718	247	2,007	7,642
Total cost incurred	2,093	3,773	2,206	411	2,897	11,380
2011
Proved property acquisition	298	10	413	2	251	974
Unproved property acquisition	1	397	1,692	3	14	2,107
Exploration costs	505	384	239	17	417	1,562
Development costs(a)	2,352	3,895	1,329	329	2,823	10,728
Total cost incurred	3,156	4,686	3,673	351	3,505	15,371

	Equity affiliates
(M€)	Europe	Africa	Americas	Middle East	Asia	Total
2009
Proved property acquisition	—	—	—	—	—	—
Unproved property acquisition	—	—	—	—	—	—
Exploration costs	—	—	22	3	—	25
Development costs(a)	—	28	93	293	23	437
Total cost incurred	—	28	115	296	23	462
2010
Proved property acquisition	—	—	—	—	—	—
Unproved property acquisition	—	—	—	—	—	—
Exploration costs	—	4	30	4	—	38
Development costs(a)	—	20	99	476	73	668
Total cost incurred	—	24	129	480	73	706
2011
Proved property acquisition	—	—	—	—	2,691	2,691
Unproved property acquisition	—	—	—	—	1,116	1,116
Exploration costs	—	—	2	—	—	2
Development costs(a)	—	2	106	314	939	1,361
Total cost incurred	—	2	108	314	4,746	5,170

(a)	Including asset retirement costs capitalized during the year and any gains or losses recognized upon settlement of asset retirement obligation during the year.

CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

The following tables do not include capitalized costs related to oil and gas transportation and LNG liquefaction and transportation activities.

	Consolidated subsidiaries
(M€)	Europe	Africa	Americas	Middle East	Asia	Total
As of December 31, 2009
Proved properties	30,613	27,557	7,123	5,148	10,102	80,543
Unproved properties	337	1,138	839	30	555	2,899
Total capitalized costs	30,950	28,695	7,962	5,178	10,657	83,442
Accumulated depreciation, depletion and amortization	(21,870)	(13,510)	(2,214)	(3,325)	(3,085)	(44,004)
Net capitalized costs	9,080	15,185	5,748	1,853	7,572	39,438
As of December 31, 2010
Proved properties	31,735	32,494	7,588	5,715	12,750	90,282
Unproved properties	402	1,458	2,142	49	1,433	5,484
Total capitalized costs	32,137	33,952	9,730	5,764	14,183	95,766
Accumulated depreciation, depletion and amortization	(23,006)	(16,716)	(2,302)	(3,849)	(4,092)	(49,965)
Net capitalized costs	9,131	17,236	7,428	1,915	10,091	45,801
As of December 31, 2011
Proved properties	34,308	37,032	8,812	6,229	17,079	103,460
Unproved properties	460	1,962	4,179	62	911	7,574
Total capitalized costs	34,768	38,994	12,991	6,291	17,990	111,034
Accumulated depreciation, depletion and amortization	(24,047)	(18,642)	(2,294)	(4,274)	(5,066)	(54,323)
Net capitalized costs	10,721	20,352	10,697	2,017	12,924	56,711

	Equity affiliates
(M€)	Europe	Africa	Americas	Middle East	Asia	Total
As of December 31, 2009
Proved properties	—	610	726	2,404	—	3,740
Unproved properties	—	—	135	—	62	197
Total capitalized costs	—	610	861	2,404	62	3,937
Accumulated depreciation, depletion and amortization	—	(387)	(171)	(1,723)	—	(2,281)
Net capitalized costs	—	223	690	681	62	1,656
As of December 31, 2010
Proved properties	—	639	887	3,110	—	4,636
Unproved properties	—	25	168	—	138	331
Total capitalized costs	—	664	1,055	3,110	138	4,967
Accumulated depreciation, depletion and amortization	—	(462)	(307)	(2,029)	—	(2,798)
Net capitalized costs	—	202	748	1,081	138	2,169
As of December 31, 2011
Proved properties	—	—	731	3,496	3,973	8,200
Unproved properties	—	—	—	—	1,146	1,146
Total capitalized costs	—	—	731	3,496	5,119	9,346
Accumulated depreciation, depletion and amortization	—	—	(96)	(2,337)	(213)	(2,646)
Net capitalized costs	—	—	635	1,159	4,906	6,700

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

	Consolidated subsidiaries
(M€)	Europe	Africa	Americas	Middle East	Asia	Total
As of December 31, 2009
Future cash inflows	50,580	107,679	18,804	9,013	32,004	218,080
Future production costs	(11,373)	(23,253)	(8,286)	(2,831)	(6,996)	(52,739)
Future development costs	(12,795)	(21,375)	(5,728)	(698)	(6,572)	(47,168)
Future income taxes	(17,126)	(36,286)	(1,293)	(2,041)	(5,325)	(62,071)
Future net cash flows, after income taxes	9,286	26,765	3,497	3,443	13,111	56,102
Discount at 10%	(3,939)	(13,882)	(2,696)	(1,558)	(8,225)	(30,300)
Standardized measure of discounted future net cash flows	5,347	12,883	801	1,885	4,886	25,802
As of December 31, 2010
Future cash inflows	65,644	142,085	42,378	14,777	41,075	305,959
Future production costs	(16,143)	(29,479)	(19,477)	(4,110)	(6,476)	(75,685)
Future development costs	(18,744)	(25,587)	(8,317)	(3,788)	(8,334)	(64,770)
Future income taxes	(20,571)	(51,390)	(3,217)	(2,541)	(7,281)	(85,000)
Future net cash flows, after income taxes	10,186	35,629	11,367	4,338	18,984	80,504
Discount at 10%	(5,182)	(16,722)	(8,667)	(2,106)	(11,794)	(44,471)
Standardized measure of discounted future net cash flows	5,004	18,907	2,700	2,232	7,190	36,033
As of December 31, 2011
Future cash inflows	85,919	167,367	53,578	14,297	67,868	389,029
Future production costs	(18,787)	(31,741)	(22,713)	(3,962)	(12,646)	(89,849)
Future development costs	(21,631)	(22,776)	(11,548)	(3,110)	(11,044)	(70,109)
Future income taxes	(28,075)	(71,049)	(4,361)	(2,794)	(12,963)	(119,242)
Future net cash flows, after income taxes	17,426	41,801	14,956	4,431	31,215	109,829
Discount at 10%	(9,426)	(17,789)	(12,298)	(2,186)	(20,717)	(62,416)
Standardized measure of discounted future net cash flows	8,000	24,012	2,658	2,245	10,498	47,413

Minority interests in future net cash flows as of
December 31, 2009	212	60	—	—	—	272
December 31, 2010	273	344	—	—	—	617
December 31, 2011	—	558	—	—	—	558

	Equity affiliates
(M€)	Europe	Africa	Americas	Middle East	Asia	Total
As of December 31, 2009
Future cash inflows	—	1,432	16,750	48,486	—	66,668
Future production costs	—	(624)	(6,993)	(30,739)	—	(38,356)
Future development costs	—	(26)	(1,924)	(3,891)	—	(5,841)
Future income taxes	—	(245)	(3,650)	(1,843)	—	(5,738)
Future net cash flows, after income taxes	—	537	4,183	12,013	—	16,733
Discount at 10%	—	(239)	(2,816)	(6,383)	—	(9,438)
Standardized measure of discounted future net cash flows	—	298	1,367	5,630	—	7,295
As of December 31, 2010
Future cash inflows	—	1,814	22,293	59,472	—	83,579
Future production costs	—	(765)	(8,666)	(40,085)	—	(49,516)
Future development costs	—	(26)	(2,020)	(3,006)	—	(5,052)
Future income taxes	—	(349)	(5,503)	(2,390)	—	(8,242)
Future net cash flows, after income taxes	—	674	6,104	13,991	—	20,769
Discount at 10%	—	(203)	(3,946)	(7,386)	—	(11,535)
Standardized measure of discounted future net cash flows	—	471	2,158	6,605	—	9,234
As of December 31, 2011
Future cash inflows	—	210	29,887	64,977	7,116	102,190
Future production costs	—	(95)	(17,393)	(39,800)	(2,683)	(59,971)
Future development costs	—	—	(1,838)	(2,809)	(1,297)	(5,944)
Future income taxes	—	(29)	(5,152)	(3,942)	(2,280)	(11,403)
Future net cash flows, after income taxes	—	86	5,504	18,426	856	24,872
Discount at 10%	—	(36)	(3,652)	(9,757)	(196)	(13,641)
Standardized measure of discounted future net cash flows	—	50	1,852	8,669	660	11,231

CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED

FUTURE NET CASH FLOWS

	Consolidated subsidiaries
(M€)	2009	2010	2011
Beginning of year	15,986	25,802	36,033
Sales and transfers, net of production costs	(17,266)	(22,297)	(27,026)
Net change in sales and transfer prices and in production costs and other expenses	35,738	30,390	44,315
Extensions, discoveries and improved recovery	(267)	716	1,680
Changes in estimated future development costs	(4,847)	(7,245)	(4,798)
Previously estimated development costs incurred during the year	7,552	7,896	9,519
Revisions of previous quantity estimates	164	5,523	1,288
Accretion of discount	1,599	2,580	3,603
Net change in income taxes	(12,455)	(6,773)	(16,925)
Purchases of reserves in place	230	442	885
Sales of reserves in place	(632)	(1,001)	(1,161)
End of year	25,802	36,033	47,413

	Equity affiliates
(M€)	2009	2010	2011
Beginning of year	5,301	7,295	9,234
Sales and transfers, net of production costs	(987)	(1,583)	(1,991)
Net change in sales and transfer prices and in production costs and other expenses	2,789	2,366	3,715
Extensions, discoveries and improved recovery	407	—	—
Changes in estimated future development costs	(88)	195	(383)
Previously estimated development costs incurred during the year	854	651	635
Revisions of previous quantity estimates	(790)	308	(749)
Accretion of discount	530	730	923
Net change in income taxes	(721)	(728)	(1,341)
Purchases of reserves in place	—	—	1,812
Sales of reserves in place	—	—	(624)
End of year	7,295	9,234	11,231

OTHER INFORMATION

Net gas production, production prices and production costs

	Consolidated subsidiaries
	Europe	Africa	Americas	Middle East	Asia	Total
2009
Natural gas production available for sale (Mcf/d)(a)	1,643	480	545	297	1,224	4,189
Production prices(b)
Oil (€/b)	40.76	40.77	36.22	39.94	37.66	40.38
Bitumen (€/b)	—	—	23.17	—	—	23.17
Natural gas (€/kcf)	4.81	1.33	1.56	0.72	4.47	3.70
Production costs per unit of production (€/boe)(c)
Total liquids and natural gas	5.30	4.35	3.59	3.86	2.52	4.30
Bitumen	—	—	25.45	—	—	25.45

	Equity affiliates
	Europe	Africa	Americas	Middle East	Asia	Total
2009
Natural gas production available for sale (Mcf/d)(a)	—	—	—	268	—	268
Production prices(b)
Oil (€/b)	—	42.98	33.14	43.98	—	42.18
Bitumen (€/b)	—	—	—	—	—	—
Natural gas (€/kcf)	—	—	—	3.53	—	3.53
Production costs per unit of production (€/boe)(c)
Total liquids and natural gas	—	4.21	2.24	2.81	—	2.81
Bitumen	—	—	—	—	—	—

	Consolidated subsidiaries
	Europe	Africa	Americas	Middle East	Asia	Total
2010
Natural gas production available for sale (Mcf/d)(a)	1,603	608	732	375	1,234	4,552
Production prices(b)
Oil (€/b)	55.70	56.18	45.28	55.83	52.33	55.39
Bitumen (€/b)	—	—	33.19	—	—	33.19
Natural gas (€/kcf)	5.17	1.55	1.83	0.63	5.67	3.94
Production costs per unit of production (€/boe)(c)
Total liquids and natural gas	6.23	4.53	3.29	4.82	2.93	4.72
Bitumen	—	—	17.49	—	—	17.49

	Equity affiliates
	Europe	Africa	Americas	Middle East	Asia	Total
2010
Natural gas production available for sale (Mcf/d)(a)	—	—	—	650	—	650
Production prices(b)
Oil (€/b)	—	53.96	43.81	57.03	—	54.95
Bitumen (€/b)	—	—	—	—	—	—
Natural gas (€/kcf)	—	—	—	2.30	—	2.30
Production costs per unit of production (€/boe)(c)
Total liquids and natural gas	—	6.31	2.76	1.54	—	1.91
Bitumen	—	—	—	—	—	—

	Consolidated subsidiaries
	Europe	Africa	Americas	Middle East	Asia	Total
2011
Natural gas production available for sale (Mcf/d)(a)	1,350	607	839	424	1,162	4,382
Production prices(b)
Oil (€/b)	74.24	74.72	55.13	73.73	68.76	73.34
Bitumen (€/b)	—	—	31.36	—	—	31.36
Natural gas (€/kcf)	6.58	1.81	2.06	0.54	7.45	4.72
Production costs per unit of production (€/boe)(c)
Total liquids and natural gas	6.86	5.14	3.41	5.36	3.40	5.20
Bitumen	—	—	20.70	—	—	20.70

	Equity affiliates
	Europe	Africa	Americas	Middle East	Asia	Total
2011
Natural gas production available for sale (Mcf/d)(a)	—	—	—	891	457	1,348
Production prices(b)
Oil (€/b)	—	66.21	61.15	77.07	30.75	73.61
Bitumen (€/b)	—	—	—	—	—	—
Natural gas (€/kcf)	—	—	—	1.29	0.95	1.23
Production costs per unit of production (€/boe)(c)
Total liquids and natural gas	—	1.99	2.75	1.66	0.79	1.61
Bitumen	—	—	—	—	—	—

(a)	The reported volumes are different from those shown in the reserves table due to gas consumed in operations.
(b)	The volumes used for calculation of the average sales prices are the ones sold from the Group’s own production.
(c)	The volumes of liquids used for this computation are shown in the proved reserves tables of this report. The reported volumes for natural gas are different from those shown in the reserves table due to gas consumed in operations.