Form 20-F/A
period 2011-12-31
TOTAL SA
filed 2012-03-27
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

Explanatory Note

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the Annual Report on Form 20-F of TOTAL S.A. (the “Company”) for the fiscal year ended December 31, 2011, filed on March 26, 2012 (the “2011 Form 20-F”), amends Note 35 of the audited consolidated financial statements filed therewith in order to correct the list of subsidiaries included at page F-96.

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company’s 2011 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Company’s 2011 Form 20-F or reflect any events that have occurred after the 2011 Form 20-F was filed on March 26, 2012. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to March 26, 2012. Accordingly, this Amendment No. 1 should be read in conjunction with the 2011 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to March 26, 2012, including any amendments to such documents.

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

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

1	Bylaws (Statuts) of TOTAL S.A. (as amended through December 31, 2011)
8	List of Subsidiaries (see Note 35 to the Consolidated Financial Statements included in this Annual Report)
11	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, filed on April 20, 2006)
12.1	Certification of Chairman and Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chairman and Chief Executive Officer
13.2	Certification of Chief Financial Officer
15	Consent of ERNST & YOUNG AUDIT and of KPMG S.A. (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, filed on March 26, 2012)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

TOTAL S.A.

By:	/s/ CHRISTOPHE DE MARGERIE
Name: Christophe de Margerie
Title: Chairman and Chief Executive Officer

Date: March 27, 2012

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

The business segments are identified with the following colors:
Upstream
Downstream
Chemicals
Holding

Treasury shares & TOTAL shares owned by Group subsidiaries : 4.6%
TOTAL S.A.
100%
Elf Aquitaine (100%)
100%
Elf Exploration Production (100%)
67.0%
33.1%
65.8%
34.2%
63.2%
10.0%
26.8%
TOTAL Subsidiaries 100%
TOTAL E & P Kazakhstan (100%)
TOTAL E & P Nigeria SAS (100%)
Total Upstream Nigeria Ltd (100%)
TOTAL Coal South Africa Ltd (100%)
TOTAL Gasandes S.A. (100%)
CDF Energie (100%)
TOTAL Venezuela (100%)
Petrocedeño (30.3%) E
TOTAL E & P USA, Inc. (100%)
TOTAL E & P Chine (100%)
TOTAL E & P Malaysia (100%)
TOTAL E & P Australia (100%)
TOTAL E & P Mauritanie (100%)
TOTAL E & P Iraq (100%)
TOTAL E & P Côte d'Ivoire (100%)
TOTAL E & P Guyane française (100%)
TOTAL E&P Golfe Holdings Ltd (100%)
TOTAL E&P Golfe Ltd (100%)
Qatar Liquefied Gas Co. Ltd II (Train B) (16.7%) E
TOTAL Energie Développement (100%)
Tenesol (100%)
TOTAL Gaz & Energies Nouvelles Holding (100%)
Géosud (71.1%) E
Gaz Transport et Technigaz (30%) E
TOTAL Energie Solaire Concentrée (100%)
TOTAL Abengoa Solar Emirates Investment Company (50%) E
TOTAL E & P Holding Australia (100%)
TOTAL E & P Holding Ichthys (100%)
Ichthys LNG Ltd (24%) E
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
TOTAL Oil Asia-Pacific Pte Ltd (100%)
Omnium Insurance and Reinsurance Cy (100%)
TOTAL Gestion USA (100%)
TOTAL Holdings USA, Inc. (100%)
TOTAL Petrochemicals USA, Inc. (100%)
TOTAL Gas & Power North America (100%)
Hutchinson Corporation (100%)
TOTAL Capital (100%)
TOTAL Treasury (100%)
TOTAL Finance (100%)
TOTAL Finance Exploitation (100%)
TOTAL Capital Canada Ltd (100%)
TOTAL other subsidiaries
TOTAL South Africa (50.1%)
Zeeland Refinery N.V. (55%)
Total Tractebel Emirates Power Cy (50 %) E
TOTAL RAFFINAGE MARKETING (100%)
AS24 (100%)
Totalgaz SNC (100%)
TOTAL Lubrifiants S.A. (100%)
TOTAL Fluides (100%)
Urbaine des Pétroles (100%)
TOTAL (Philippines) Corp. (100%)
TOTAL Belgium (100%)
TOTAL / T.R.M. other common subsidiaries
S.A. de la Raffinerie des Antilles (50%) E
TOTAL E & P HOLDINGS (100%)
TOTAL E & P Russie (100%)
TOTAL E & P Yamal (100%)
Yamal LNG (31.3%) E
TOTAL E & P Arctic Russia (100%)
Novatek (14.1%) E
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
TOTAL E & P Canada Ltd (100%)
TOTAL E & P Bolivie (100%)
TOTAL LNG Angola Ltd (100%)
Angola LNG Ltd (13.6%) E
Brass Holdings Company Ltd (100%)
Brass LNG Ltd (17.0%) E
Qatar Liquefied Gas Company Ltd (10.0%) E
TOTAL Yemen LNG Company Ltd (100%)
Yemen LNG (39.6%) E
TOTAL Holding Dolphin Amont Ltd (100%)
TOTAL E&P Dolphin Upstream Ltd (100%)
TOTAL Dolphin Midstream Ltd (100%)
Dolphin Energy Ltd (24.5%) E
TOTAL / Total E&P Holdings other common subsidiaries
Total Trading and Marketing Canada LP (100%)
TOTAL HOLDINGS EUROPE (100%)
TOTAL Holdings UK Ltd (100%)
TOTAL Upstream UK Ltd (100%)
TOTAL Midstream UK Ltd (100%)
Elf Petroleum UK Plc (100%)
South Hook LNG Terminal Company Ltd (8.3%) E
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
Terneftegaz J.S.C. (49%) E
TOTAL E & P Absheron B.V. (100%)
TOTAL Nederland N.V. (100%)
TOTALErg (49%) E
TOTAL Mineraloel und Chemie GmbH (100%)
TOTAL Deutschland GmbH (100%)
TOTAL Raffinerie Mitteldeutschland (100%)
Atotech BV (100%)
Elf Aquitaine subsidiaries 100%
TOTAL E & P France (100%)
TOTAL E & P Congo (100%)
TOTAL E & P Do Brazil (100%)
TOTAL Participations Pétrolières Gabon (100%)
TOTAL Gaz & Electricité Holdings France (100%)
TOTAL LNG Nigeria Ltd (100%)
NLNG (15%) E
TOTAL Infrastructures Gaz France (100%)
TOTAL Energie Gaz (100%)
Hazira LNG Private Ltd (26%) E
TOTAL Gas and Power U.S.A. (100%)
SunPower (58.7%)
AE Polysilicon Corporation (30%) E
Amyris (21.2%) E
TOTAL (Africa) Ltd (100%)
TOTSA Total Oil Trading S.A. (100%)
Socap International Ltd (100%)
Sofax Banque (100%)
Socap SAS (100%)
Elf Aquitaine Fertilisants (100%)
Grande Paroisse S.A. (100%)
G.P.N. S.A. (100%)
Elf Aquitaine other subsidiaries
TOTAL Gabon (58.3%)
Rosier (56.9%)
TOTAL / Elf Aquitaine other common subsidiaries
TOTAL Nigeria (61.7%)
TOTAL Türkiye (100%)
TOTAL Kenya (87.3%)
TOTAL Sénégal (95.1%)
TOTAL Petrochemicals France (100%)
Qatar Petrochemical Company Ltd (20%) E
Qatofin Company Ltd (49.1%) E
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