Form 20-F/A
period 2014-12-31
TOTAL S.A.
filed 2015-03-27
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F/A

(Amendment No.1)

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

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the Annual Report on Form 20-F of TOTAL S.A. (the “Company”) for the fiscal year ended December 31, 2014, filed on March 26, 2015 (the “2014 Form 20-F”), amends the Supplemental Oil and Gas Information starting on page S-1 in order to correct figures on pages S-3, S-6, S-8, S-9, S-13, S-14, S-15 and S-17.

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company’s 2014 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Company’s 2014 Form 20-F or reflect any events that have occurred after the 2014 Form 20-F was filed on March 26, 2015. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to March 26, 2015. Accordingly, this Amendment No. 1 should be read in conjunction with the 2014 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to March 26, 2015, including any amendments to such documents.

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

Certain terms

Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The area, expressed in acres, over which TOTAL has interests in exploration or production.

“ADRs”	American Depositary Receipts evidencing ADSs.

“ADSs”	American Depositary Shares representing the shares of TOTAL S.A.

“association”/“consortium”/“joint venture”	Terms used to generally describe a project in which two or more entities participate. For the principles and methods of consolidation applicable to different types of joint arrangements according to IFRS, refer to Note 1 to the Consolidated Financial Statements.

“barrels”	Barrels of crude oil, condensates, NGL or bitumen.

“Company”	TOTAL S.A.

“condensates”	Condensates are a mixture of hydrocarbons that exist in a gaseous phase at original reservoir temperature and pressure, but that, when produced, exist in a liquid phase at surface temperature and pressure. Condensates are sometimes referred to as C5+.

“crude oil”	Crude oil is a mixture of compounds (mainly pentanes and heavier hydrocarbons) that exists in a liquid phase at original reservoir temperature and pressure and remains liquid at atmospheric pressure and ambient temperature. “Crude oil” or “oil” are sometimes used as generic terms to designate crude oil plus condensates plus NGL.

“Depositary”	JP Morgan Chase Bank, N.A.

“Depositary Agreement”	The depositary agreement pursuant to which ADSs are issued, a copy of which is attached as Exhibit (a) to the registration statement on Form F-6 (Reg. No. 333-199737) filed with the SEC on October 31, 2014.

“ERMI”	The ERMI (European Refining Margin Indicator) is a Group indicator intended to represent the refining margin after variable costs for a theoretical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in the region.

2014 Form 20-F TOTAL S.A.	i

“Group”	TOTAL S.A. and its subsidiaries and affiliates. The terms TOTAL and Group are used interchangeably.

“hydrocracker”	A refinery unit which uses a catalyst and extraordinarily high pressure, in the presence of surplus hydrogen, to shorten molecules.

“liquids”	Liquids consist of crude oil, bitumen, condensates and NGL.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas is a mixture of hydrocarbons, the principal components of which are propane and butane, in a gaseous state at atmospheric pressure, but which is liquefied under moderate pressure and ambient temperature. LPG is included in NGL.

“NGL”	Natural gas liquids (NGL) are a mixture of light hydrocarbons that exist in the gaseous phase at atmospheric pressure and are recovered as liquids in gas processing plants; NGL include very light hydrocarbons (ethane, propane and butane).

“oil and gas”	Generic term which includes all hydrocarbons (e.g., crude oil, condensates, NGL, bitumen and natural gas).

“project”	As used in this report, “project” may encompass different meanings, such as properties, agreements, investments, developments, phases, activities or components, each of which may also informally be described as a “project”. Such use is for convenience only and is not intended as a precise description of the term “project” as it relates to any specific governmental law or regulation.

“proved reserves”	Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The full definition of “proved reserves” that we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the SEC is found in Rule 4-10 of Regulation S-X under the U.S. Securities Act of 1933, as amended (including as amended by the SEC “Modernization of Oil and Gas Reporting” Release No. 33-8995 of December 31, 2008) (“Rule 4-10”).

“proved developed reserves”	Proved developed oil and gas reserves are proved reserves that can be expected to be recovered (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. The full definition of “developed reserves” that we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the SEC is found in Rule 4-10.

“proved undeveloped reserves”	Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. The full definition of “undeveloped reserves” that we are required to follow in presenting such information in our financial results and elsewhere in reports we file with the SEC is found in Rule 4-10.

“steam cracker”	A petrochemical plant that turns naphtha and light hydrocarbons into ethylene, propylene, and other chemical raw materials.

“TOTAL”	TOTAL S.A. and its subsidiaries and affiliates. We use such term interchangeably with the term Group. When we refer to the parent holding company alone, we use the term TOTAL S.A. or the Company.

“trains”	Facilities for converting, liquefying, storing and off-loading natural gas.

“turnarounds”	Temporary shutdowns of facilities for maintenance, overhaul and upgrading.

Abbreviations

b	= barrel	boe	= barrel of oil equivalent	cf	= cubic feet	GWh	= gigawatt-hour
t	= metric ton	m3	= cubic meter	Btu	= British thermal unit	TWh	= terawatt-hour
/d	= per day	/y	= per year	k	= thousand	Wp	= watt peak
M	= million	B	= billion	W	= watt

ii	TOTAL S.A. Form 20-F 2014

Conversion table

1 acre	= 0.405 hectares
1 b	= 42 U.S. gallons
1 boe	= 1 b of crude oil	= 5,400 cf of gas in 2014(1) (5,403 cf in 2013 and 5,434 cf in 2012)
1 b/d of crude oil	= approximately 50 t/y of crude oil
1 Bm3/y	= approximately 0.1 Bcf/d
1 m3	= 35.3147 cf
1 kilometer	= approximately 0.62 miles
1 ton	= 1 t	= 1,000 kilograms (approximately 2,205 pounds)
1 ton of oil	= 1 t of oil	= approximately 7.5 b of oil (assuming a specific gravity of 37° API)
1 Mt of LNG	= approximately 48 Mcf of gas
1 Mt/y LNG	= approximately 131 Mcf/d

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

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

1	Bylaws (Statuts) of TOTAL S.A. (as amended through December 31, 2014).
2	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
7.1	Ratio of earnings to fixed charges.
7.2	Computation of earnings to fixed charges.
8	List of Subsidiaries (see Note 35 to the Consolidated Financial Statements included in this Annual Report).
11	Code of Ethics.
12.1	Certification of Chief Executive Officer.
12.2	Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer.
13.2	Certification of Chief Financial Officer.
15.1	Consent of ERNST & YOUNG AUDIT and of KPMG S.A. (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, filed on March 26, 2015).
15.2	Consent of DeGolyer and MacNaughton (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, filed on March 26, 2015).
15.3	Third party report of DeGolyer and MacNaughton.

2014 Form 20-F TOTAL S.A.	173

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

TOTAL S.A.

By:	/s/ PATRICK POUYANNÉ
Name: Patrick Pouyanné
Title: Chief Executive Officer

Date: March 27, 2015

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

S-2	TOTAL S.A. Form 20-F 2014

1.4.1.	Changes in oil, bitumen and gas reserves

Proved developed and undeveloped reserves	Consolidated subsidiaries
(in million barrels of oil equivalent)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
Balance as of December 31, 2011	1,737	3,014	1,738	450	1,553	24	8,516
Revisions of previous estimates	64	65	7	(23)	9	6	128
Extensions, discoveries and other	67	173	110	29	40	3	422
Acquisitions of reserves in place	32	—	—	—	—	—	32
Sales of reserves in place	(38)	(71)	(8)	—	—	—	(117)
Production for the year	(156)	(261)	(77)	(34)	(87)	(3)	(618)
Balance as of December 31, 2012	1,706	2,920	1,770	422	1,515	30	8,363
Revisions of previous estimates	18	(97)	44	11	48	—	24
Extensions, discoveries and other	12	20	135	2	226	1	396
Acquisitions of reserves in place	—	—	—	—	132	—	132
Sales of reserves in place	(51)	—	(51)	—	—	—	(102)
Production for the year	(143)	(243)	(74)	(31)	(94)	(3)	(588)
Balance as of December 31, 2013	1,542	2,600	1,824	404	1,827	28	8,225
Revisions of previous estimates	31	48	(11)	7	21	4	100
Extensions, discoveries and other	21	111	151	3	29	—	315
Acquisitions of reserves in place	1	—	—	—	—	—	1
Sales of reserves in place	(26)	(21)	—	—	(206)	—	(253)
Production for the year	(133)	(240)	(76)	(32)	(91)	(3)	(575)
Balance as of December 31, 2014	1,436	2,498	1,888	382	1,580	29	7,813

Minority interest in proved developed and undeveloped reserves as of
December 31, 2012	—	99	—	—	—	—	99
December 31, 2013	—	159	—	—	—	—	159
December 31, 2014	—	146	—	—	—	—	146

Proved developed and undeveloped reserves	Equity affiliates
(in million barrels of oil equivalent)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
Balance as of December 31, 2011	—	78	456	1,629	—	744	2,907
Revisions of previous estimates	—	2	(39)	5	—	78	46
Extensions, discoveries and other	—	—	—	—	—	158	158
Acquisitions of reserves in place	—	—	—	—	—	118	118
Sales of reserves in place	—	—	—	—	—	—	—
Production for the year	—	—	(15)	(146)	—	(63)	(224)
Balance as of December 31, 2012	—	80	402	1,488	—	1,035	3,005
Revisions of previous estimates	—	(3)	(141)	(3)	—	33	(114)
Extensions, discoveries and other	—	—	—	14	—	622	636
Acquisitions of reserves in place	—	—	—	—	—	117	117
Sales of reserves in place	—	—	—	—	—	(92)	(92)
Production for the year	—	(1)	(13)	(164)	—	(73)	(251)
Balance as of December 31, 2013	—	76	248	1,335	—	1,642	3,301
Revisions of previous estimates	—	(2)	2	(8)	—	6	(2)
Extensions, discoveries and other	—	—	—	2	—	516	518
Acquisitions of reserves in place	—	—	—	—	—	107	107
Sales of reserves in place	—	—	—	—	—	(6)	(6)
Production for the year	—	(1)	(14)	(110)	—	(83)	(208)
Balance as of December 31, 2014	—	73	236	1,219	—	2,182	3,710

2014 Form 20-F TOTAL S.A.	S-3

	Consolidated subsidiaries and equity affiliates
(in million barrels of oil equivalent)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
As of December 31, 2012
Proved developed and undeveloped reserves	1,706	3,000	2,172	1,910	1,515	1,065	11,368
Consolidated subsidiaries	1,706	2,920	1,770	422	1,515	30	8,363
Equity affiliates	—	80	402	1,488	—	1,035	3,005
Proved developed reserves	827	1,584	616	1,718	290	754	5,789
Consolidated subsidiaries	827	1,563	475	349	290	23	3,527
Equity affiliates	—	21	141	1,369	—	731	2,262
Proved undeveloped reserves	879	1,416	1,556	192	1,225	311	5,579
Consolidated subsidiaries	879	1,357	1,295	73	1,225	7	4,836
Equity affiliates	—	59	261	119	—	304	743
As of December 31, 2013
Proved developed and undeveloped reserves	1,542	2,676	2,072	1,739	1,827	1,670	11,526
Consolidated subsidiaries	1,542	2,600	1,824	404	1,827	28	8,225
Equity affiliates	—	76	248	1,335	—	1,642	3,301
Proved developed reserves	766	1,469	540	1,577	539	783	5,674
Consolidated subsidiaries	766	1,452	452	330	539	21	3,560
Equity affiliates	—	17	88	1,247	—	762	2,114
Proved undeveloped reserves	776	1,207	1,532	162	1,288	887	5,852
Consolidated subsidiaries	776	1,148	1,372	74	1,288	7	4,665
Equity affiliates	—	59	160	88	—	880	1,187
As of December 31, 2014
Proved developed and undeveloped reserves	1,436	2,571	2,124	1,601	1,580	2,211	11,523
Consolidated subsidiaries	1,436	2,498	1,888	382	1,580	29	7,813
Equity affiliates	—	73	236	1,219	—	2,182	3,710
Proved developed reserves	737	1,472	535	1,442	453	1,067	5,706
Consolidated subsidiaries	737	1,455	450	316	453	18	3,429
Equity affiliates	—	17	85	1,126	—	1,049	2,277
Proved undeveloped reserves	699	1,099	1,589	159	1,127	1,144	5,817
Consolidated subsidiaries	699	1,043	1,438	66	1,127	11	4,384
Equity affiliates	—	56	151	93	—	1,133	1,433

S-4	TOTAL S.A. Form 20-F 2014

1.4.2.	Changes in oil reserves

Oil reserves include crude oil, condensates and natural gas liquids reserves.

Proved developed and undeveloped reserves	Consolidated subsidiaries
(in million barrels)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
Balance as of December 31, 2011	812	2,095	73	181	553	20	3,734
Revisions of previous estimates	20	61	10	2	3	7	103
Extensions, discoveries and other	27	148	8	28	3	3	217
Acquisitions of reserves in place	7	—	—	—	—	—	7
Sales of reserves in place	(32)	(45)	(2)	—	—	—	(79)
Production for the year	(72)	(210)	(12)	(21)	(11)	(3)	(329)
Balance as of December 31, 2012	762	2,049	77	190	548	27	3,653
Revisions of previous estimates	19	50	7	7	75	—	158
Extensions, discoveries and other	6	19	20	2	20	1	68
Acquisitions of reserves in place	—	—	—	—	34	—	34
Sales of reserves in place	(49)	—	(6)	—	—	—	(55)
Production for the year	(60)	(194)	(12)	(20)	(13)	(3)	(302)
Balance as of December 31, 2013	678	1,924	86	179	664	25	3,556
Revisions of previous estimates	8	33	3	5	10	4	63
Extensions, discoveries and other	3	101	14	3	2	—	123
Acquisitions of reserves in place	—	—	—	—	—	—	—
Sales of reserves in place	(11)	(20)	—	—	(32)	—	(63)
Production for the year	(60)	(191)	(15)	(19)	(12)	(3)	(300)
Balance as of December 31, 2014	618	1,847	88	168	632	26	3,379

Minority interest in proved developed and undeveloped reserves as of
December 31, 2012	—	87	—	—	—	—	87
December 31, 2013	—	140	—	—	—	—	140
December 31, 2014	—	128	—	—	—	—	128

Proved developed and undeveloped reserves	Equity affiliates
(in million barrels)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
Balance as of December 31, 2011	—	10	443	565	—	48	1,066
Revisions of previous estimates	—	5	(40)	5	—	9	(21)
Extensions, discoveries and other	—	—	—	—	—	51	51
Acquisitions of reserves in place	—	—	—	—	—	11	11
Sales of reserves in place	—	—	—	—	—	—	—
Production for the year	—	—	(15)	(93)	—	(5)	(113)
Balance as of December 31, 2012	—	15	388	477	—	114	994
Revisions of previous estimates	—	(3)	(138)	(6)	—	(4)	(151)
Extensions, discoveries and other	—	—	—	—	—	32	32
Acquisitions of reserves in place	—	—	—	—	—	13	13
Sales of reserves in place	—	—	—	—	—	—	—
Production for the year	—	—	(13)	(99)	—	(7)	(119)
Balance as of December 31, 2013	—	12	237	372	—	148	769
Revisions of previous estimates	—	(5)	2	(3)	—	(3)	(9)
Extensions, discoveries and other	—	—	—	3	—	81	84
Acquisitions of reserves in place	—	—	—	—	—	9	9
Sales of reserves in place	—	—	—	—	—	(1)	(1)
Production for the year	—	—	(13)	(51)	—	(9)	(73)
Balance as of December 31, 2014	—	7	226	321	—	225	779

2014 Form 20-F TOTAL S.A.	S-5

	Consolidated subsidiaries and equity affiliates
(in million barrels)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
As of December 31, 2012
Proved developed and undeveloped reserves	762	2,064	465	667	548	141	4,647
Consolidated subsidiaries	762	2,049	77	190	548	27	3,653
Equity affiliates	—	15	388	477	—	114	994
Proved developed reserves	289	1,145	179	506	34	76	2,229
Consolidated subsidiaries	289	1,139	44	133	34	21	1,660
Equity affiliates	—	6	135	373	—	55	569
Proved undeveloped reserves	473	919	286	161	514	65	2,418
Consolidated subsidiaries	473	910	33	57	514	6	1,993
Equity affiliates	—	9	253	104	—	59	425
As of December 31, 2013
Proved developed and undeveloped reserves	678	1,936	323	551	664	173	4,325
Consolidated subsidiaries	678	1,924	86	179	664	25	3,556
Equity affiliates	—	12	237	372	—	148	769
Proved developed reserves	274	1,068	128	419	216	88	2,193
Consolidated subsidiaries	274	1,064	45	119	216	19	1,737
Equity affiliates	—	4	83	300	—	69	456
Proved undeveloped reserves	404	868	195	132	448	85	2,132
Consolidated subsidiaries	404	860	41	60	448	6	1,819
Equity affiliates	—	8	154	72	—	79	313
As of December 31, 2014
Proved developed and undeveloped reserves	618	1,854	314	489	632	251	4,158
Consolidated subsidiaries	618	1,847	88	168	632	26	3,379
Equity affiliates	—	7	226	321	—	225	779
Proved developed reserves	263	1,069	136	377	200	136	2,181
Consolidated subsidiaries	263	1,065	54	117	200	16	1,715
Equity affiliates	—	4	82	260	—	120	466
Proved undeveloped reserves	355	785	178	112	432	115	1,977
Consolidated subsidiaries	355	782	34	51	432	10	1,664
Equity affiliates	—	3	144	61	—	105	313

S-6	TOTAL S.A. Form 20-F 2014

1.4.3.	Changes in bitumen reserves

Proved developed and undeveloped reserves	Consolidated subsidiaries
(in million barrels)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
Balance as of December 31, 2011	—	—	984	—	—	—	984
Revisions of previous estimates	—	—	43	—	—	—	43
Extensions, discoveries and other	—	—	15	—	—	—	15
Acquisitions of reserves in place	—	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—	—
Production for the year	—	—	(4)	—	—	—	(4)
Balance as of December 31, 2012	—	—	1,038	—	—	—	1,038
Revisions of previous estimates	—	—	2	—	—	—	2
Extensions, discoveries and other	—	—	53	—	—	—	53
Acquisitions of reserves in place	—	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—	—
Production for the year	—	—	(5)	—	—	—	(5)
Balance as of December 31, 2013	—	—	1,088	—	—	—	1,088
Revisions of previous estimates	—	—	(25)	—	—	—	(25)
Extensions, discoveries and other	—	—	87	—	—	—	87
Acquisitions of reserves in place	—	—	—	—	—	—	—
Sales of reserves in place	—	—	—	—	—	—	—
Production for the year	—	—	(5)	—	—	—	(5)
Balance as of December 31, 2014	—	—	1,145	—	—	—	1,145

Proved developed reserves as of
December 31, 2012	—	—	18	—	—	—	18
December 31, 2013	—	—	15	—	—	—	15
December 31, 2014	—	—	17	—	—	—	17

Proved undeveloped reserves as of
December 31, 2012	—	—	1,020	—	—	—	1,020
December 31, 2013	—	—	1,073	—	—	—	1,073
December 31, 2014	—	—	1,128	—	—	—	1,128

There are no bitumen reserves for equity affiliates.

There are no minority interests for bitumen reserves.

2014 Form 20-F TOTAL S.A.	S-7

1.4.4.	Changes in gas reserves

Proved developed and undeveloped reserves	Consolidated subsidiaries
(in billion cubic feet)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
Balance as of December 31, 2011	5,014	4,793	3,863	1,518	5,569	18	20,775
Revisions of previous estimates	268	31	(278)	(132)	15	—	(96)
Extensions, discoveries and other	216	127	478	6	195	—	1,022
Acquisitions of reserves in place	138	—	—	—	—	—	138
Sales of reserves in place	(30)	(173)	(35)	—	—	—	(238)
Production for the year	(462)	(257)	(337)	(75)	(432)	(1)	(1,564)
Balance as of December 31, 2012	5,144	4,521	3,691	1,317	5,347	17	20,037
Revisions of previous estimates	(6)	(887)	199	29	(186)	—	(851)
Extensions, discoveries and other	27	12	336	—	1,074	—	1,449
Acquisitions of reserves in place	1	—	—	—	506	—	507
Sales of reserves in place	(13)	—	(243)	—	—	—	(256)
Production for the year	(450)	(248)	(320)	(68)	(457)	(1)	(1,544)
Balance as of December 31, 2013	4,703	3,398	3,663	1,278	6,284	16	19,342
Revisions of previous estimates	129	86	54	7	69	—	345
Extensions, discoveries and other	99	56	296	1	154	—	606
Acquisitions of reserves in place	6	—	—	—	—	—	6
Sales of reserves in place	(97)	(6)	—	—	(941)	—	(1,044)
Production for the year	(398)	(250)	(320)	(68)	(451)	(1)	(1,488)
Balance as of December 31, 2014	4,442	3,284	3,693	1,218	5,115	15	17,767

Minority interest in proved developed and undeveloped reserves as of
December 31, 2012	—	57	—	—	—	—	57
December 31, 2013	—	87	—	—	—	—	87
December 31, 2014	—	91	—	—	—	—	91

Proved developed and undeveloped reserves	Equity affiliates
(in billion cubic feet)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
Balance as of December 31, 2011	—	363	79	5,802	—	3,698	9,942
Revisions of previous estimates	—	(21)	5	(4)	—	366	346
Extensions, discoveries and other	—	—	—	—	—	578	578
Acquisitions of reserves in place	—	—	—	—	—	568	568
Sales of reserves in place	—	—	—	—	—	—	—
Production for the year	—	(1)	(2)	(287)	—	(304)	(594)
Balance as of December 31, 2012	—	341	82	5,511	—	4,906	10,840
Revisions of previous estimates	—	8	(18)	16	—	191	197
Extensions, discoveries and other	—	—	—	77	—	3,209	3,286
Acquisitions of reserves in place	—	—	—	—	—	553	553
Sales of reserves in place	—	—	—	—	—	(485)	(485)
Production for the year	—	(6)	(2)	(354)	—	(345)	(707)
Balance as of December 31, 2013	—	343	62	5,250	—	8,029	13,684
Revisions of previous estimates	—	17	2	(25)	—	50	44
Extensions, discoveries and other	—	—	—	—	—	2,328	2,328
Acquisitions of reserves in place	—	—	—	—	—	521	521
Sales of reserves in place	—	—	—	—	—	(28)	(28)
Production for the year	—	(4)	(2)	(328)	—	(392)	(726)
Balance as of December 31, 2014	—	356	62	4,897	—	10,508	15,823

S-8	TOTAL S.A. Form 20-F 2014

	Consolidated subsidiaries and equity affiliates
(in billion cubic feet)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
As of December 31, 2012
Proved developed and undeveloped reserves	5,144	4,862	3,773	6,828	5,347	4,923	30,877
Consolidated subsidiaries	5,144	4,521	3,691	1,317	5,347	17	20,037
Equity affiliates	—	341	82	5,511	—	4,906	10,840
Proved developed reserves	2,927	2,192	2,356	6,656	1,513	3,602	19,246
Consolidated subsidiaries	2,927	2,110	2,316	1,240	1,513	13	10,119
Equity affiliates	—	82	40	5,416	—	3,589	9,127
Proved undeveloped reserves	2,217	2,670	1,417	172	3,834	1,321	11,631
Consolidated subsidiaries	2,217	2,411	1,375	77	3,834	4	9,918
Equity affiliates	—	259	42	95	—	1,317	1,713
As of December 31, 2013
Proved developed and undeveloped reserves	4,703	3,741	3,725	6,528	6,284	8,045	33,026
Consolidated subsidiaries	4,703	3,398	3,663	1,278	6,284	16	19,342
Equity affiliates	—	343	62	5,250	—	8,029	13,684
Proved developed reserves	2,687	2,009	2,240	6,366	1,821	3,693	18,816
Consolidated subsidiaries	2,687	1,937	2,210	1,210	1,821	13	9,878
Equity affiliates	—	72	30	5,156	—	3,680	8,938
Proved undeveloped reserves	2,016	1,732	1,485	162	4,463	4,352	14,210
Consolidated subsidiaries	2,016	1,461	1,453	68	4,463	3	9,464
Equity affiliates	—	271	32	94	—	4,349	4,746
As of December 31, 2014
Proved developed and undeveloped reserves	4,442	3,640	3,755	6,115	5,115	10,523	33,590
Consolidated subsidiaries	4,442	3,284	3,693	1,218	5,115	15	17,767
Equity affiliates	—	356	62	4,897	—	10,508	15,823
Proved developed reserves	2,578	2,019	2,167	5,866	1,444	4,959	19,033
Consolidated subsidiaries	2,578	1,952	2,145	1,144	1,444	9	9,272
Equity affiliates	—	67	22	4,722	—	4,950	9,761
Proved undeveloped reserves	1,864	1,621	1,588	249	3,671	5,564	14,557
Consolidated subsidiaries	1,864	1,332	1,548	74	3,671	6	8,495
Equity affiliates	—	289	40	175	—	5,558	6,062

2014 Form 20-F TOTAL S.A.	S-9

1.5.	Results of operations for oil and gas producing activities

The following tables do not include revenues and expenses related to oil and gas transportation activities and LNG liquefaction and transportation

		Consolidated subsidiaries
(M$)		Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
2012
Revenues	Non-Group sales	2,552	5,638	1,244	929	4,508	—	14,871
	Group sales	8,809	17,268	820	1,298	750	265	29,210
Total Revenues		11,361	22,906	2,064	2,227	5,258	265	44,081
Production costs		(1,693)	(1,853)	(381)	(437)	(469)	(39)	(4,872)
Exploration expenses		(620)	(469)	(436)	(23)	(306)	(3)	(1,857)
Depreciation, depletion and amortization and valuation allowances		(2,551)	(3,308)	(2,002)	(588)	(1,130)	(75)	(9,654)
Other expenses(a)		(419)	(1,742)	(496)	(204)	(133)	(31)	(3,025)
Pre-tax income from producing activities		6,078	15,534	(1,251)	975	3,220	117	24,673
Income tax		(4,469)	(9,485)	291	(496)	(1,572)	(53)	(15,784)
Results of oil and gas producing activities		1,609	6,049	(960)	479	1,648	64	8,889
2013
Revenues	Non-Group sales	2,170	4,575	1,331	1,079	4,626	—	13,781
	Group sales	7,749	16,072	808	901	742	268	26,540
Total Revenues		9,919	20,647	2,139	1,980	5,368	268	40,321
Production costs		(1,762)	(1,974)	(415)	(498)	(546)	(39)	(5,234)
Exploration expenses		(483)	(583)	(539)	(165)	(395)	(4)	(2,169)
Depreciation, depletion and amortization and valuation allowances		(1,817)	(3,433)	(1,214)	(725)	(1,607)	(85)	(8,881)
Other expenses(a)		(493)	(1,578)	(434)	(106)	(149)	(33)	(2,793)
Pre-tax income from producing activities		5,364	13,079	(463)	486	2,671	107	21,244
Income tax		(3,621)	(8,281)	56	(419)	(1,362)	(46)	(13,673)
Results of oil and gas producing activities		1,743	4,798	(407)	67	1,309	61	7,571
2014
Revenues	Non-Group sales	2,073	3,561	1,195	804	4,423	—	12,056
	Group sales	5,966	13,386	971	972	742	236	22,273
Total Revenues		8,039	16,947	2,166	1,776	5,165	236	34,329
Production costs		(1,729)	(2,221)	(466)	(503)	(738)	(44)	(5,701)
Exploration expenses		(617)	(631)	(183)	(144)	(381)	(9)	(1,965)
Depreciation, depletion and amortization and valuation allowances		(1,988)	(4,750)	(5,717)	(545)	(2,058)	(97)	(15,155)
Other expenses(a)		(419)	(1,375)	(402)	(114)	(167)	(29)	(2,506)
Pre-tax income from producing activities		3,286	7,970	(4,602)	470	1,821	57	9,002
Income tax		(1,683)	(6,066)	882	(334)	(1,159)	(32)	(8,392)
Results of oil and gas producing activities		1,603	1,904	(3,720)	136	662	25	610

(a)	Including production taxes and accretion expense as provided for by IAS 37 ($502 million in 2012, $566 million in 2013, $526 million in 2014)

S-10	TOTAL S.A. Form 20-F 2014

		Equity affiliates
(M$)		Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
2012
Revenues	Non-Group sales	—	—	—	1,394	—	1,002	2,396
	Group sales	—	—	1,586	10,086	—	(416)	11,256
Total Revenues		—	—	1,586	11,480	—	586	13,652
Production costs		—	—	(161)	(371)	—	(113)	(645)
Exploration expenses		—	—	—	—	—	(4)	(4)
Depreciation, depletion and amortization and valuation allowances		—	—	(77)	(385)	—	(291)	(753)
Other expenses		—	—	(969)	(8,896)	—	(68)	(9,933)
Pre-tax income from producing activities		—	—	379	1,828	—	110	2,317
Income tax		—	—	(80)	(390)	—	(66)	(536)
Results of oil and gas producing activities		—	—	299	1,438	—	44	1,781
2013
Revenues	Non-Group sales	—	—	—	2,020	—	756	2,776
	Group sales	—	—	999	10,289	—	14	11,302
Total Revenues		—	—	999	12,309	—	770	14,078
Production costs		—	—	(107)	(481)	—	(55)	(643)
Exploration expenses		—	—	—	—	—	(3)	(3)
Depreciation, depletion and amortization and valuation allowances		—	—	(45)	(464)	—	(259)	(768)
Other expenses		—	—	(639)	(8,952)	—	(121)	(9,712)
Pre-tax income from producing activities		—	—	208	2,412	—	332	2,952
Income tax		—	—	(103)	(545)	—	(109)	(757)
Results of oil and gas producing activities		—	—	105	1,867	—	223	2,195
2014
Revenues	Non-Group sales	—	—	—	2,094	—	1,117	3,211
	Group sales	—	(21)	885	4,854	—	(249)	5,469
Total Revenues		—	(21)	885	6,948	—	868	8,680
Production costs		—	—	(123)	(311)	—	(121)	(555)
Exploration expenses		—	—	—	—	—	(1)	(1)
Depreciation, depletion and amortization and valuation allowances		—	—	(87)	(304)	—	(54)	(445)
Other expenses		—	—	(537)	(3,806)	—	(142)	(4,485)
Pre-tax income from producing activities		—	(21)	138	2,527	—	550	3,194
Income tax		—	—	(207)	(689)	—	(140)	(1,036)
Results of oil and gas producing activities		—	(21)	(69)	1,838	—	410	2,158

2014 Form 20-F TOTAL S.A.	S-11

1.6.	Cost incurred

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

	Consolidated subsidiaries
(M$)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
As of December 31, 2012
Proved properties	46,781	53,517	13,336	8,455	26,196	803	149,088
Unproved properties	717	4,200	5,706	327	808	—	11,758
Total capitalized costs	47,498	57,717	19,042	8,782	27,004	803	160,846
Accumulated depreciation, depletion and amortization	(31,217)	(26,868)	(4,247)	(6,133)	(7,433)	(314)	(76,212)
Net capitalized costs	16,281	30,849	14,795	2,649	19,571	489	84,634
As of December 31, 2013
Proved properties	50,313	61,728	15,002	8,941	31,968	950	168,902
Unproved properties	888	5,049	7,881	481	1,123	—	15,422
Total capitalized costs	51,201	66,777	22,883	9,422	33,091	950	184,324
Accumulated depreciation, depletion and amortization	(32,208)	(30,278)	(5,259)	(6,842)	(9,040)	(399)	(84,026)
Net capitalized costs	18,993	36,499	17,624	2,580	24,051	551	100,298
As of December 31, 2014
Proved properties	46,444	69,277	17,774	8,115	35,169	1,066	177,845
Unproved properties	628	5,045	8,309	566	1,730	—	16,278
Total capitalized costs	47,072	74,322	26,083	8,681	36,899	1,066	194,123
Accumulated depreciation, depletion and amortization	(28,748)	(34,438)	(10,657)	(6,304)	(11,005)	(496)	(91,648)
Net capitalized costs	18,324	39,884	15,426	2,377	25,894	570	102,475

	Equity affiliates
(M$)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
As of December 31, 2012
Proved properties	—	—	1,384	4,799	—	5,376	11,559
Unproved properties	—	—	—	—	—	1,474	1,474
Total capitalized costs	—	—	1,384	4,799	—	6,850	13,033
Accumulated depreciation, depletion and amortization	—	—	(234)	(3,352)	—	(603)	(4,189)
Net capitalized costs	—	—	1,150	1,447	—	6,247	8,844
As of December 31, 2013
Proved properties	—	—	1,228	5,433	—	6,299	12,960
Unproved properties	—	—	—	—	—	1,687	1,687
Total capitalized costs	—	—	1,228	5,433	—	7,986	14,647
Accumulated depreciation, depletion and amortization	—	—	(221)	(4,015)	—	(890)	(5,126)
Net capitalized costs	—	—	1,007	1,418	—	7,096	9,521
As of December 31, 2014
Proved properties	—	—	1,411	5,916	—	4,347	11,674
Unproved properties	—	—	—	—	—	895	895
Total capitalized costs	—	—	1,411	5,916	—	5,242	12,569
Accumulated depreciation, depletion and amortization	—	—	(310)	(4,764)	—	(635)	(5,709)
Net capitalized costs	—	—	1,101	1,152	—	4,607	6,860

2014 Form 20-F TOTAL S.A.	S-13

1.8.	Standardized measure of discounted future net cash flows (excluding transportation)

The standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities was developed as follows:

–	estimates of proved reserves and the corresponding production profiles are based on existing technical and economic conditions;
–	the estimated future cash flows are determined based on prices used in estimating the Group’s proved oil and gas reserves;
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

	Consolidated subsidiaries
(M$)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
As of December 31, 2012
Future cash inflows	120,136	228,622	74,932	21,231	88,907	2,578	536,406
Future production costs	(26,210)	(50,380)	(33,282)	(6,719)	(17,980)	(1,633)	(136,204)
Future development costs	(31,563)	(37,242)	(16,689)	(4,906)	(13,504)	(613)	(104,517)
Future income taxes	(35,305)	(87,660)	(5,743)	(3,521)	(16,054)	(237)	(148,520)
Future net cash flows, after income taxes	27,058	53,340	19,218	6,085	41,369	95	147,165
Discount at 10%	(13,596)	(22,851)	(14,960)	(2,870)	(25,743)	7	(80,013)
Standardized measure of discounted future net cash flows	13,462	30,489	4,258	3,215	15,626	102	67,152
As of December 31, 2013
Future cash inflows	106,968	205,741	78,813	19,413	93,404	2,332	506,671
Future production costs	(24,973)	(50,531)	(36,172)	(6,950)	(18,548)	(1,456)	(138,630)
Future development costs	(30,534)	(34,364)	(18,844)	(4,282)	(16,570)	(526)	(105,120)
Future income taxes	(27,307)	(73,232)	(5,190)	(3,030)	(14,946)	(219)	(123,924)
Future net cash flows, after income taxes	24,154	47,614	18,607	5,151	43,340	131	138,997
Discount at 10%	(10,813)	(19,397)	(15,304)	(2,490)	(27,670)	(49)	(75,723)
Standardized measure of discounted future net cash flows	13,341	28,217	3,303	2,661	15,670	82	63,274
As of December 31, 2014
Future cash inflows	87,950	184,975	87,965	17,214	86,184	2,294	466,582
Future production costs	(23,722)	(49,796)	(38,776)	(6,240)	(16,700)	(1,255)	(136,489)
Future development costs	(28,529)	(35,683)	(16,728)	(3,534)	(12,177)	(780)	(97,431)
Future income taxes	(15,363)	(59,063)	(5,891)	(2,881)	(13,475)	(172)	(96,845)
Future net cash flows, after income taxes	20,336	40,433	26,570	4,559	43,832	87	135,817
Discount at 10%	(7,928)	(16,026)	(19,489)	(2,173)	(29,422)	(5)	(75,043)
Standardized measure of discounted future net cash flows	12,408	24,407	7,081	2,386	14,410	82	60,774

(M$) Minority interests in future net cash flows as of
As of December 31, 2012	—	646	—	—	—	—	646
As of December 31, 2013	—	808	—	—	—	—	808
As of December 31, 2014	—	1,103	—	—	—	—	1,103

S-14	TOTAL S.A. Form 20-F 2014

	Equity affiliates
(M$)	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
As of December 31, 2012
Future cash inflows	—	2,710	35,363	82,785	—	12,101	132,959
Future production costs	—	(127)	(22,231)	(46,178)	—	(4,208)	(72,744)
Future development costs	—	—	(3,042)	(3,824)	—	(5,034)	(11,900)
Future income taxes	—	(505)	(4,322)	(6,997)	—	(835)	(12,659)
Future net cash flows, after income taxes	—	2,078	5,768	25,786	—	2,024	35,656
Discount at 10%	—	(1,402)	(3,838)	(13,295)	—	(1,230)	(19,765)
Standardized measure of discounted future net cash flows	—	676	1,930	12,491	—	794	15,891
As of December 31, 2013
Future cash inflows	—	1,337	19,690	74,872	—	37,237	133,136
Future production costs	—	(139)	(11,975)	(38,526)	—	(12,555)	(63,195)
Future development costs	—	—	(1,675)	(3,388)	—	(5,119)	(10,182)
Future income taxes	—	(347)	(2,865)	(6,722)	—	(2,189)	(12,123)
Future net cash flows, after income taxes	—	851	3,175	26,236	—	17,374	47,636
Discount at 10%	—	(636)	(1,871)	(13,402)	—	(16,308)	(32,217)
Standardized measure of discounted future net cash flows	—	215	1,304	12,834	—	1,066	15,419
As of December 31, 2014
Future cash inflows	—	1,698	16,209	68,109	—	45,472	131,488
Future production costs	—	—	(9,393)	(36,848)	—	(13,536)	(59,777)
Future development costs	—	(132)	(1,683)	(3,814)	—	(3,190)	(8,819)
Future income taxes	—	(630)	(1,327)	(5,525)	—	(3,886)	(11,368)
Future net cash flows, after income taxes	—	936	3,806	21,922	—	24,860	51,524
Discount at 10%	—	(575)	(2,078)	(10,331)	—	(19,447)	(32,431)
Standardized measure of discounted future net cash flows	—	361	1,728	11,591	—	5,413	19,093

1.9.	Changes in the standardized measure of discounted future net cash flows

	Consolidated subsidiaries
(M$)	2012	2013	2014
Beginning of year	66,440	67,152	63,274
Sales and transfers, net of production costs	(36,685)	(32,860)	(26,647)
Net change in sales and transfer prices and in production costs and other expenses	3,532	(8,007)	(16,703)
Extensions, discoveries and improved recovery	1,749	1,106	1,912
Changes in estimated future development costs	(8,381)	(10,803)	(5,407)
Previously estimated development costs incurred during the year	15,220	18,218	21,484
Revisions of previous quantity estimates	3,504	1,511	(1,505)
Accretion of discount	6,644	6,715	6,327
Net change in income taxes	18,034	20,178	20,116
Purchases of reserves in place	385	1,459	26
Sales of reserves in place	(3,290)	(1,395)	(2,103)
End of year	67,152	63,274	60,774

	Equity affiliates
(M$)	2012	2013	2014
Beginning of year	15,737	15,891	15,419
Sales and transfers, net of production costs	(3,074)	(3,723)	(3,639)
Net change in sales and transfer prices and in production costs and other expenses	(1,702)	(1,056)	(1,546)
Extensions, discoveries and improved recovery	(32)	4,980	4,444
Changes in estimated future development costs	(638)	540	190
Previously estimated development costs incurred during the year	1,042	1,101	1,330
Revisions of previous quantity estimates	1,268	(5,020)	19
Accretion of discount	1,574	1,589	1,542
Net change in income taxes	1,693	1,107	834
Purchases of reserves in place	23	520	543
Sales of reserves in place	—	(510)	(43)
End of year	15,891	15,419	19,093

2014 Form 20-F TOTAL S.A.	S-15

2.	Other information

2.1.	Net gas production, production prices and production costs

	Consolidated subsidiaries
	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
2012
Natural gas production available for sale (Mcf/d)(a)	1,166	593	901	171	1,123	—	3,955
Production prices(b)
Oil ($/b)	102.56	106.19	79.46	104.14	99.45	88.02	103.86
Bitumen ($/b)	—	—	45.32	—	—	—	45.32
Natural gas ($/kcf)	9.12	2.82	2.86	1.15	10.73	—	6.82
Production costs per unit of production ($/boe)(c)
Total liquids and natural gas	11.28	7.32	5.03	13.83	5.67	13.15	8.17
Bitumen	—	—	30.83	—	—	—	30.83

	Equity affiliates
	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
2012
Natural gas production available for sale (Mcf/d)(a)	—	—	—	769	—	813	1,583
Production prices(b)
Oil ($/b)	—	—	135.05	106.97	—	36.32	106.98
Bitumen ($/b)	—	—	—	—	—	—	—
Natural gas ($/kcf)	—	—	—	1.73	—	1.22	1.57
Production costs per unit of production ($/boe)(c)
Total liquids and natural gas	—	—	11.36	2.55	—	1.85	2.92
Bitumen	—	—	—	—	—	—	—

	Consolidated subsidiaries
	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
2013
Natural gas production available for sale (Mcf/d)(a)	1,134	569	860	149	1,193	—	3,905
Production prices(b)
Oil ($/b)	97.75	102.67	65.94	98.57	95.32	85.2	99.34
Bitumen ($/b)	—	—	45.73	—	—	—	45.73
Natural gas ($/kcf)	9.52	2.65	3.53	1.13	10.15	—	7.02
Production costs per unit of production ($/boe)(c)
Total liquids and natural gas	12.91	8.39	5.68	17.17	6.13	12.19	9.24
Bitumen	—	—	31.74	—	—	—	31.74

	Equity affiliates
	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
2013
Natural gas production available for sale (Mcf/d)(a)	—	—	—	942	—	927	1,869
Production prices(b)
Oil ($/b)	—	—	82.47	104.42	—	51.64	99.03
Bitumen ($/b)	—	—	—	—	—	—	—
Natural gas ($/kcf)	—	—	—	2.36	—	1.08	1.96
Production costs per unit of production ($/boe)(c)
Total liquids and natural gas	—	—	8.31	2.97	—	0.78	2.61
Bitumen	—	—	—	—	—	—	—

S-16	TOTAL S.A. Form 20-F 2014

	Consolidated subsidiaries
	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
2014
Natural gas production available for sale (Mcf/d)(a)	1,008	567	849	156	1,179	—	3,759
Production prices(b)
Oil ($/b)	85.57	89.97	60.38	88.34	86.51	81.38	87.26
Bitumen ($/b)	—	—	42.83	—	—	—	42.83
Natural gas ($/kcf)	7.93	2.64	3.56	1.16	9.32	—	6.34
Production costs per unit of production ($/boe)(c)
Total liquids and natural gas	13.57	9.60	6.24	17.41	8.40	14.72	10.31
Bitumen	—	—	42.04	—	—	—	42.04

	Equity affiliates
	Europe	Africa	Americas	Middle East	Asia (excl. Russia)	Russia	Total
2014
Natural gas production available for sale (Mcf/d)(a)	—	—	—	872	—	1,059	1,931
Production prices(b)
Oil ($/b)	—	—	85.72	88.92	—	10.12	79.07
Bitumen ($/b)	—	—	—	—	—	—	—
Natural gas ($/kcf)	—	—	—	3.37	—	2.55	3.05
Production costs per unit of production ($/boe)(c)
Total liquids and natural gas	—	—	9.19	2.86	—	1.48	2.72
Bitumen	—	—	—	—	—	—	—

(a)	The reported volumes are different from those shown in the reserves table due to gas consumed in operations that are excluded.
(b)	The volumes used for calculation of the average sales prices are the Group’s sales of its own production.
(c)

The volumes of liquids used for this computation are shown in the proved reserves tables of this report. The reported volumes for natural gas are different from those shown in the reserves table due to gas consumed in operations.

2014 Form 20-F TOTAL S.A.	S-17