Form 20-F
period 2017-12-31
TOTAL S.A.
filed 2018-03-16
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________

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

Patrick de La Chevardière
Chief Financial Officer
TOTAL S.A.
2, place Jean Millier
La Défense 6
92400 Courbevoie
France
Tel: +33 (0)1 47 44 45 46
Fax: +33 (0)1 47 44 49 44
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Shares	**New York Stock Exchange***
American Depositary Shares	**New York Stock Exchange**

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

2,528,989,616 Shares, par value €2.50 each, as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).** Yes ☐ No ☐

** In accordance with the applicable rules, the registrant is filing Interactive Data Files for the first time with this report.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards*** provided pursuant to Section 13(a) of the Exchange Act.

*** The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

TABLE OF CONTENTS

BASIS OF PRESENTATION	i
STATEMENTS REGARDING COMPETITIVE POSITION	i
ADDITIONAL INFORMATION	i
CERTAIN TERMS, ABBREVIATIONS AND CONVERSION TABLE	i
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	i
ITEM 1. Identity of directors, senior management and advisers	1
ITEM 2. Offer statistics and expected timetable	1
ITEM 3. Key information	1
Selected financial data	1
Risk factors	2
ITEM 4. Information on the company	2
History and development	2
Business overview	2
Other matters	2
ITEM 4A. Unresolved staff comments	2
ITEM 5. Operating and financial review and prospects	2
ITEM 6. Directors, senior management and employees	14
Directors and senior management	14
Compensation	14
Corporate governance	14
Employees and share ownership	14
ITEM 7. Major shareholders and related party transactions	15
ITEM 8. Financial information	15
ITEM 9. The offer and listing	15
ITEM 10. Additional information	17
ITEM 11. Quantitative and qualitative disclosures about market risk	21
ITEM 12. Description of securities other than equity securities	22
ITEM 13. Defaults, dividend arrearages and delinquencies	23
ITEM 14. Material modifications to the rights of security holders and use of proceeds	23
ITEM 15. Controls and procedures	23
ITEM 16A. Audit Committee financial expert	23
ITEM 16B. Code of ethics	23
ITEM 16C. Principal accountant fees and services	24
ITEM 16D. Exemptions from the listing standards for audit committees	24
ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers	24
ITEM 16F. Change in registrant’s certifying accountant	25
ITEM 16G. Corporate governance	25
ITEM 16H. Mine safety disclosure	28
ITEM 17. Financial statements	28
ITEM 18. Financial statements	28
ITEM 19. Exhibits	31

Back to Contents

Basis of presentation

References in this annual report on Form 20-F to pages and sections of the 2017 Registration Document are references only to those pages and sections of TOTAL’s Registration Document for the year ended December 31, 2017 attached in Exhibit 15.1 to this Form 20-F. Other than as expressly provided herein, the 2017 Registration Document is not incorporated herein by reference.

TOTAL’s Consolidated Financial Statements, which start on page 233 of the 2017 Registration Document and are incorporated herein by reference, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU) as of December 31, 2017.

In addition, this annual report on Form 20-F and the 2017 Registration Document contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance. We believe that presentation of this information, along with comparable GAAP measures, is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies.

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

Additional information

This annual report on Form 20-F reports information primarily regarding TOTAL’s business, operations and financial information relating to the fiscal year ended December 31, 2017. For more recent updates regarding TOTAL, you may inspect any reports, statements or other information TOTAL files with the United States Securities and Exchange Commission (“SEC”). All of TOTAL’s SEC filings made after December 31, 2001, are available to the public at the SEC website at http://www.sec.gov and from certain commercial document retrieval services. See also “Item 10. – 10.8 Documents on display”.

No material on the TOTAL website forms any part of this annual report on Form 20-F. References in this document to documents on the TOTAL website are included as an aid to their location and are not incorporated by reference into this document.

Certain terms, abbreviations and conversion table

For the meanings of certain terms used in this document, as well as certain abbreviations and a conversion table, refer to the “Glossary” starting on page 405 of the 2017 Registration Document, which is incorporated herein by reference.

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

¬

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

¬

changes in currency exchange rates and currency devaluations;

¬

the success and the economic efficiency of oil and natural gas exploration, development and production programs, including, without limitation, those that are not controlled and/or operated by TOTAL;

¬

uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

¬

uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

¬

changes in the current capital expenditure plans of TOTAL;

¬

the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

¬

the financial resources of competitors;

¬

changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

Total - Form 20-F 2017 - i

Back to Contents

¬

the quality of future opportunities that may be presented to or pursued by TOTAL;

¬

the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

¬

the ability to obtain governmental or regulatory approvals;

¬

the ability to respond to challenges in international markets, including political or economic conditions (including national and international armed conflict) and trade and regulatory matters (including actual or proposed sanctions on companies that conduct business in certain countries);

¬

the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

¬

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

¬

the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

¬

the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, please refer to “Item 3. – 3.2 Risk factors”, “Item 5. Operating and financial review and prospects” and “Item 11. Quantitative and qualitative disclosures about market risk”.

Total - Form 20-F 2017 - ii

Back to Contents

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.1

Selected financial data

The following table presents selected consolidated financial data for TOTAL on the basis of IFRS as issued by the IASB and IFRS as adopted by the EU for the years ended December 31, 2017, 2016, 2015, 2014 and 2013. Effective January 1, 2014, TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the Euro to the US Dollar. Comparative 2013 information in the table below has been restated. Following the retrospective application of the accounting interpretation IFRIC 21 effective January 1, 2014, the information for 2013 has been restated; however, the impact on such restated results is not significant. ERNST & YOUNG Audit and KPMG Audit, a division of KPMG S.A., independent registered public accounting firms and the Company’s auditors, audited the historical Consolidated Financial Statements of TOTAL for these periods from which the financial data presented below for such periods are derived. All such data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto starting on page 233 of the 2017 Registration Document, which are incorporated herein by reference.

(M$, except share and per share data)(a)	2017	2016	2015	2014	2013
INCOME STATEMENT DATA
Revenues from sales	149,099	127,925	143,421	212,018	227,969
Net income, Group share	8,631	6,196	5,087	4,244	11,228
Earnings per share ($)	$3.36	$2.52	$2.17	$1.87	$4.96
Fully diluted earnings per share ($)	$3.34	$2.51	$2.16	$1.86	$4.94
CASH FLOW STATEMENT DATA
Cash flow from operating activities	22,319	16,521	19,946	25,608	28,513
Total expenditures	16,896	20,530	28,033	30,509	34,431
BALANCE SHEET DATA
Total assets	242,631	230,978	224,484	229,798	239,223
Non-current financial debt	41,340	43,067	44,464	45,481	34,574
Non-controlling interests	2,481	2,894	2,915	3,201	3,138
Shareholders’ equity – Group share	111,556	98,680	92,494	90,330	100,241
Common shares	7,882	7,604	7,670	7,518	7,493
DIVIDENDS
Dividend per share (€)	€2.48 (b)	€2.45	€2.44	€2.44	€2.38
Dividend per share ($)	$2.96(b)(c)	$2.61	$2.67	$2.93	$3.24
COMMON SHARES(d)
Average number outstanding of common shares €2.50 par value (shares undiluted)	2,481,802,636	2,379,182,155	2,295,037,940	2,272,859,512	2,264,349,795
Average number outstanding of common shares €2.50 par value (shares diluted)	2,494,756,413	2,389,713,936	2,304,435,542	2,281,004,151	2,271,543,658
(a)

Following the retrospective application of the accounting interpretation IFRIC 21 effective January 1, 2014, the information for 2013 has been restated; however, the impact on such restated results is not significant.

(b)

Subject to approval by the shareholders’ meeting on June 1, 2018.

(c)

Estimated dividend in dollars includes the first quarterly interim ADR dividend of $0.73 paid in October 2017 and the second quarterly interim ADR dividend of $0.75 paid in January 2018, as well as the third quarterly interim ADR dividend of $0.74 payable in April 2018 and the proposed final interim ADR dividend of $0.74 payable in June 2018, both converted at a rate of $1.20/€.

(d)

The number of common shares shown has been used to calculate per share amounts.

Total - Form 20-F 2017 - 1

Back to Contents

3.2

Risk factors

The Group and its businesses are subject to various risks relating to changing competitive, economic, political, legal, social, industry, business and financial conditions, including changes in such conditions. Point 3.1 (“Risk factors”) of chapter 3 of the 2017 Registration Document (starting on page 74) is incorporated herein by reference.

For additional information on these conditions, along with TOTAL’s approaches to managing certain of these risks, please refer to “Item 5. Operating and financial review and prospects” and “Item 11. Quantitative and qualitative disclosures about market risk”, as well as points 3.3 (“Internal control and risk management procedures”) and 3.5 (“Vigilance Plan”) of chapter 3 (starting on pages 88 and 96, respectively) of the 2017 Registration Document, which are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

History and development

Business overview

Other matters

The following information providing an integrated overview of the Group from the 2017 Registration Document is incorporated herein by reference:

¬

presentation of the Group and its governance (point 1.1 of chapter 1, starting on page 4);

¬

the Group’s collective ambition and strategy (point 1.2 of chapter 1, on page 9);

¬

history, employees, integrated business model and geographic presence (point 1.3 of chapter 1, starting on page 10);

¬

an overview of the Group’s R&D, investment policy and sustainable development initiatives (point 1.5 of chapter 1, on page 23); and

¬

organizational structure (point 1.6 of chapter 1, starting on page 26).

The following information providing an overview of the Group’s businesses and activities from the 2017 Registration Document is incorporated herein by reference:

¬

business overview for fiscal year 2017 (points 2.1 to 2.4 of chapter 2, starting on page 30);

¬

information concerning the Group’s principal capital expenditures and divestitures (point 2.5 of chapter 2, starting on page 68). See also “Item 5. Operating and financial review and prospects”; and

¬

geographical breakdown of the Group’s sales, property, plants and equipment, intangible assets and capital expenditures over the past three years (Note 4 to the Consolidated Financial Statements, on page 259).

The following other information from the 2017 Registration Document is incorporated herein by reference:

¬

insurance policy (point 3.4 of chapter 3, starting on page 95);

¬

social, environmental and societal information (introduction and points 5.1.3 to 5.4 of chapter 5, starting on page 170); and

¬

investor relations (point 6.6 of chapter 6, starting on page 223).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section is the Company’s analysis of its financial performance and of significant trends that may affect its future performance. It should be read in conjunction with the Consolidated Financial Statements and the Notes thereto in the 2017 Registration Document (starting on page 233), which are incorporated herein by reference. The Consolidated Financial Statements and the Notes thereto are prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU.

This section contains forward-looking statements that are subject to risks and uncertainties. For a list of important factors that could cause actual results to differ materially from those expressed in the forward-looking statements, see “Cautionary Statement Concerning Forward-Looking Statements” starting on page i.

For an overview of TOTAL’s critical accounting policies, including policies involving management’s judgment and estimates, refer to the Introduction to the Notes to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 244), which is incorporated herein by reference.

5.1

Overview

TOTAL’s results are affected by a variety of factors, including changes in crude oil and natural gas prices as well as refining and marketing margins, which are all generally expressed in dollars, and changes in exchange rates, particularly the value of the euro compared to the dollar. Higher crude oil and natural gas prices generally have a positive effect on the income of TOTAL, since the Exploration & Production segment's oil and gas business and Gas, Renewables & Power segment’s downstream gas business are positively impacted by the resulting increase in revenues. Lower crude oil and natural gas prices generally have a corresponding negative effect. The effect of changes in crude oil prices on the activities of TOTAL’s Refining & Chemicals and Marketing & Services segments depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. TOTAL’s results are also significantly affected by the costs of its activities, in particular those related to exploration and production, and by the outcome of its strategic decisions with respect to cost reduction efforts. In addition, TOTAL’s

Total - Form 20-F 2017 - 2

Back to Contents

results are affected by general economic and political conditions and changes in governmental laws and regulations, as well as by the impact of decisions by OPEC on production levels. For more information, refer to “Item 3. – 3.2 Risk factors”.

The Brent price rose to $54/b on average in 2017 from $44/b in 2016 while remaining volatile. The Group demonstrated its ability to capture the benefit of higher prices and reported a return on equity above 10%, the highest among the majors. The Exploration & Production segment, in particular, increased its adjusted net operating income by approximately 86% and its operating cash flow before working capital changes at replacement cost(1) by 38% whereas oil prices only increased by 24%.

TOTAL’s net income (Group share) in 2017 increased by 39% to $8,631 million from $6,196 million in 2016, mainly due to higher hydrocarbon prices and growth of the Group’s production. Adjustments to net income (Group share), which include special items and the after-tax inventory valuation effect, had a negative impact of $1,947 million in 2017. Excluding these items, adjusted net income increased by 28% (compared to a 24% increase in Brent) to $10,578 million in 2017 compared to $8,287 million in 2016, due to a much higher contribution from Exploration & Production and the continued decrease in the Group’s breakeven. For additional information, refer to “– 5.2 Group results 2015-2017” and “–  5.3 Business segment reporting”Operating cash flow excluding the change in working, below.

Financial discipline was successfully maintained. Organic investments were $14.4 billion (excluding acquisitions), in line with the Group’s target of $13-15 billion, and cost savings reached $3.7 billion in 2017, more than the target of $3.5 billion. Production costs(2) fell to $5.4/boe in 2017 from $9.9/boe in 2014.

These strong results were driven by production growth (5% in 2017), notably the start-up of the Moho-Nord in the Republic of the Congo, the ramp-up of Kashagan in Kazakhstan and the entry into Al Shaheen in Qatar. The Downstream(3) confirmed again this year its ability to generate about $7 billion of operating cash flow before working capital changes at replacement cost and reported a return on capital employed of more than 30%.

In 2017, the Group took advantage of the cyclical low to launch five Upstream projects, including the first phase of the Libra development in Brazil, as well as launching petrochemical projects in the United States and South Korea. In the Exploration & Production segment, the Group is preparing for future growth with the acquisition of Mærsk Oil, strengthening its position in the North Sea, and finalized its entry into the Lapa and lara fields in Brazil in early 2018. In the U.S. Gulf of Mexico, the Group participated in a major discovery at the Ballymore prospect. In the framework of reinforcing its integrated gas strategy, it announced the acquisition of the LNG business of Engie to take full advantage of the fast-growing LNG market. Marketing & Services continues to grow, notably by expanding its retail network into Mexico.

The strategy implemented since 2015 has enabled the Group to reduce its pre-dividend organic breakeven(4) to $27/b in 2017 and generate $22 billion of debt-adjusted cash flow (“DACF”)(5). The Group also continued to strengthen its balance sheet, ending the year with a 13.8% gearing(6), a significant decrease compared to 2016.

Outlook

Since the end of 2017, Brent has been trading between $60/b and $70/b, supported by strong demand (+1.6 Mb/d in 2017), extended production cuts by OPEC and Russia and a decrease in crude oil inventories, which nevertheless remain higher than the past five-year average, which could contribute to continuing price volatility. The Group maintains its strategy to cut costs with the objective of achieving over $4 billion of cost savings in 2018 and production costs of $5.5/boe. Organic investments are targeted at around $14 billion in 2018.

The Exploration & Production segment’s production is expected to increase by 6% in 2018, confirming the objective to grow by 5% per year on average between 2016 and 2022. As a result of this expected growth and the portfolio mix, the Group’s cash flow sensitivity to a $10/b change in the price of Brent increases to $2.8 billion in 2018 from $2.5 billion in 2017. The Group intends to take advantage of the favorable cost environment by continuing to launch projects in 2018. The growing demand for LNG supports the Group’s strategy to develop along the integrated gas value chain, as illustrated by the announced acquisition of Engie’s LNG portfolio.

In the context of sharply higher oil prices, rising refined product inventories, due to high global refining utilization rates, and seasonally weak winter demand, refining margins have decreased since December 2017. Despite the current weakness in refining margins, the Downstream is expected to generate $7 billion of operating cash flow before working capital changes at replacement cost once again in 2018. Refining & Chemicals continues to expand its high-return integrated platforms notably in the United States and in Asia-Middle East. Marketing & Services continues to pursue its growth strategy in high-potential markets.

The Group’s pre-dividend organic breakeven is continuing to fall, with an objective of $25/b in 2018.

(1)

Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “—  5.3  Business segment reporting” and Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference.

(2)

“Production costs” = costs related to the production of hydrocarbons in accordance with FASB ASC 932-360-25-15.

(3)

Refining & Chemicals and Marketing & Services segments.

(4)

Barrel price permitting the generation of cash flow that is equal to organic investments.

(5)

DACF = operating cash flow excluding both the change in working capital at replacement cost and financial charges. It provides a measure of cash flow generated by the Group’s activities regardless of its financial structure.

(6)

“Gearing” refers to the net-debt-to-equity ratio. “Net-debt-to-equity ratio” = (net debt)/(adjusted shareholders’ equity). For additional information, refer to Note 15.1(E) to the Consolidated Financial Statements in the 2017 Registration Document (on page 307), which is incorporated herein by reference.

Total - Form 20-F 2017 - 3

Back to Contents

After a period of heavy investment, the Group’s cash flow generation is growing strongly, driven by an increase in production that is at the best level among the majors. The Group has taken advantage of the low part of the oil price cycle to acquire high-quality resources at attractive prices and emerge stronger with better visibility on its cash flow generation and a net-debt-to-equity ratio below 20%(1). In this context, the Board of Directors is proposing a shareholder return policy for the coming three years comprised of dividend increases and share buybacks (for additional information concerning the Group’s dividends and dividend policy, refer to point 6.2 of chapter 6 (starting on page 213) of the 2017 Registration Document, which is incorporated herein by reference).

5.2

Group results 2015-2017

As of and for the year ended December 31, (M$, except per share data)	2017	2016	2015
Non-Group sales	171,493	149,743	165,357
Adjusted net operating income from business segments(a)
– Exploration & Production	5,985	3,217	4,330
– Gas, Renewables & Power(b)	485	439	567
– Refining & Chemicals	3,790	4,195	4,839
– Marketing & Services	1,676	1,559	1,591
Equity in net income (loss) of affiliates	2,015	2,214	2,361
Fully-diluted earnings per share ($)	3.34	2.51	2.16
Fully-diluted weighted-average shares (millions)	2,495	2,390	2,304
Net income (Group share)	8,631	6,196	5,087
Gross investments(c)	16,896	20,530	28,033
Divestments	5,264	2,877	7,584
Net investments(d)	11,636	17,757	20,360
Organic investments(e)	14,395	17,484	22,976
Resource acquisitions(f)	714	780	2,808
Cash flow from operating activities	22,319	16,521	19,946
– Includes (increase)/decrease in working capital(g)	827	(1,119)	1,683
(a)

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “– 5.3 Business segment reporting” below for further details.

(b)

Following the Group’s reorganization fully effective as of January 1, 2017, the new Gas, Renewables & Power segment reflects the Group’s ambition in low-carbon energies. It encompasses downstream Gas activities previously integrated in the Upstream (now Exploration & Production) segment, New Energies activities (excluding biotechnologies) previously integrated in the Marketing & Services segment and a new Innovation & Energy Efficiency division. In this Item 5, certain financial information for the Exploration & Production, Refining & Chemicals (which includes a new Biofuels division) and Marketing & Services segments have been restated accordingly.

(c)

“Gross investments” include acquisitions and increases in non-current loans. For additional information on investments, refer to point 2.5 of chapter 2 of the 2017 Registration Document (starting on page 68), which is incorporated herein by reference.

(d)

“Net investments” = gross investments – divestments – repayment of non-current loans – other operations with non-controlling interests. For additional information on investments, refer to point 2.5 of chapter 2 of the 2017 Registration Document (starting on page 68), which is incorporated herein by reference.

(e)

“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 2.5 of chapter 2 of the 2017 Registration Document (starting on page 68), which is incorporated herein by reference.

(f)

“Resource acquisitions”= acquisition of a participating interest in an oil and gas mining property by way of an assignment of rights and obligations in the corresponding permit or license and related contracts, with a view to producing the recoverable oil and gas.

(g)

The change in working capital as determined using the replacement cost method was $1,184 million in 2017, $(467) million in 2016 and $570 million in 2015. For information on the replacement cost method, refer to Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference.

2017 vs. 2016

The Brent price rose to $54/b on average in 2017 from $44/b in 2016 while remaining volatile. In 2017, TOTAL’s average liquids price realization(2) increased by 25% to $50.2/b from $40.3/b in 2016. TOTAL’s average natural gas price realization for the Group’s consolidated subsidiaries increased by 15% to $4.08/Mbtu in 2017 from $3.56/Mbtu in 2016. The Group’s European Refining Margin Indicator (“ERMI”)(3) increased to $40.9/t on average in 2017 compared to $34.1/t in 2016, an increase of 20% due to elevated petroleum product demand. In the fourth quarter of 2017, the ERMI was $35.5/t. Petrochemicals continued to benefit from a favorable environment albeit down compared to a year ago.

The euro-dollar exchange rate averaged $1.13/€ in 2017 compared to $1.11/€ in 2016.

In this overall more favorable environment, non-Group sales in 2017 were $171,493 million compared to $149,743 million in 2016, an increase of 15% reflecting the increased hydrocarbon prices and Group production. Non-Group sales increased 11% for the Exploration & Production segment, 27% for the Gas, Renewables & Power segment, 15% for the Refining & Chemicals segment and 12% for the Marketing & Services segment.

(1)

Excluding the impact of IFRS 16, which is the subject of an ongoing evaluation by a working group formed for that purpose. For information on the transition to IFRS 16, refer to Note 1.2 to the Consolidated Financial Statements in the 2017 Registration Document (on page 246), which is incorporated herein by reference.

(2)

Consolidated subsidiaries, excluding fixed margins.

(3)

The ERMI is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

Total - Form 20-F 2017 - 4

Back to Contents

Net income (Group share) in 2017 increased by 39% to $8,631 million from $6,196 million in 2016, mainly due to higher hydrocarbon prices and growth of the Group’s production. In 2017, adjustments to net income (Group share), which included special items of $(2,213) million and after-tax inventory valuation effect of $282 million, had a negative impact on net income (Group share) of $1,947 million. Special items included mainly an impairment of Fort Hills in Canada (following the operator announcement of the increase of the project’s costs), Gladstone LNG in Australia and assets in Congo, partially offset by a gain on the sale of Atotech. For a detailed overview of adjustment items for 2017, refer to Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference. In 2016, adjustments to net income (Group share), which included special items of $(2,567) million and after-tax inventory valuation effect of $479 million, had a negative impact on net income (Group share) of $2,091 million. Special items in 2016 included impairments on Gladstone LNG in Australia, Angola LNG, and Laggan-Tormore in the United Kingdom, reflecting the decrease in gas price assumptions for the coming years. Excluding these items, adjusted net income in 2017 increased by 28% to $10,578 million compared to $8,287 million in 2016. The increase was the result of a much higher contribution from Exploration & Production and the continued decrease in the Group’s breakeven.

Income taxes in 2017 amounted to $3,029 million, 3.1 times higher than $970 million in 2016, due to the relative weight and higher tax rates in the Exploration & Production segment in a higher hydrocarbon price environment.

In 2017, the Company did not buy back any of its shares. In 2016, the Company bought back 100,331,268 TOTAL treasury shares owned by Group affiliates under the authorization granted by the shareholders at the meeting of May 24, 2016, which were subsequently canceled by the Company’s Board of Directors.

Fully-diluted earnings per share was $3.34 in 2017 compared to $2.51 in 2016, an increase of 33%.

Asset sales completed in 2017 were $4,239 million, essentially comprised of the sale of Atotech, mature assets in Gabon, Gina Krog in Norway, part of the interest in the Fort Hills project in Canada, the SPMR pipeline in France and LPG activities in Germany. Asset sales completed in 2016 were $1,864 million.

Acquisitions completed in 2017 were $1,476 million, including $714 million of resource acquisitions, mainly comprised of the bonus related to the license for Elk-Antelope in Papua New Guinea, a marketing and logistics network in East Africa and a 23% equity share in Tellurian, Inc. Acquisitions completed in 2016 were $2,033 million, including $780 million of resource acquisitions.

In addition, in early 2018, the Group finalized the acquisition of assets in Brazil from Petrobras for $1.95 billion as well as the sale of TotalErg in Italy for $415 million (including the B2B and the LPG businesses). Finally, in March 2018, TOTAL S.A. finalized the acquisition of Mærsk Oil in a share and debt transaction.

The Group’s cash flow from operating activities for the full-year 2017 was $22,319 million, an increase of 35% compared to $16,521 million in 2016. The change in working capital at replacement cost for the full-year 2017, which is the (increase)/decrease in working capital of $827 million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $357 million, was $1,184 million compared to $(467) million in 2016. Operating cash flow excluding the change in working capital at replacement cost for the full-year 2017 was $21,135 million, an increase of 24% compared to $16,988 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges (DACF) was $22,183 million, an increase of 26% compared to $17,581 million in 2016. The Group’s net cash flow(1) was $9,499 million for the full-year 2017 compared to $(769) million in 2016, mainly due to the nearly $4 billion increase in operating cash flow before working capital changes, the decrease in net investments related to the $3 billion decrease in organic investments and the sale of Atotech.

See also “– 5.4 Liquidity and Capital Resources”, below.

2016 vs. 2015

After falling from $100/b in 2014 to $52/b on average in 2015, Brent prices were highly volatile in 2016, fluctuating between $27/b and $58/b, with an average of $44/b for the year. In 2016, TOTAL’s average liquids price realization decreased by 15% to $40.3/b from $47.4/b in 2015. TOTAL’s average natural gas price realization for the Group’s consolidated subsidiaries decreased in 2016 by 25% to $3.56/Mbtu from $4.75/Mbtu in 2015. The ERMI was $34/t in 2016, a 30% decrease compared to the high levels in 2015 ($48.5/t), in the context of high petroleum stocks. The environment for petrochemicals remained favorable.

The Euro remained stable in 2016 compared to the US Dollar, with the euro-dollar exchange rate averaging $1.11/€ in 2016 and 2015.

In this overall less favorable environment, non-Group sales in 2016 were $149,743 million, a decrease of 9% compared to $165,357 million for 2015. The decrease in hydrocarbon prices and refining margins were partially offset by production growth and strong results for petrochemicals.

Net income (Group share) in 2016 increased by 22% to $6,196 million from $5,087 million in 2015, mainly due to a less negative impact on net income (Group share) in 2016 of special items (as further discussed below), with the Group demonstrating its resilience despite the 19% drop in hydrocarbon prices due to the strength of its integrated model and commitment of its teams to reducing the breakeven. In 2016, adjustments to net income (Group share), which included special items of $(2,567) million and after-tax inventory valuation effect of $479 million, had a negative impact on net income (Group share) of $2,091 million in 2016. Special items included impairments on Gladstone LNG in Australia, Angola LNG, and Laggan-Tormore in the United Kingdom, reflecting the decrease in gas price assumptions for the coming years. In 2015, adjustment items, which included special items of $(4,675) million and after-tax inventory valuation effect of $(747) million, had a negative impact on net income (Group share) of $5,431 million. Special items included impairments on Fort Hills in Canada and Gladstone LNG in Australia as well as in Libya, an adjustment to depreciation on Usan in Nigeria following the cancellation of the sale process and the impairment of exploration projects that will not be developed. Excluding these items, adjusted net income declined by 21% to $8,287 million in 2016 compared to $10,518 million in 2015, primarily due to the impact of lower Brent prices, partially offset by the contribution from downstream activities.

Income taxes in 2016 amounted to $970 million, a decrease of 41% compared to $1,653 million in 2015, due to the relative weight and lower tax rates in Exploration & Production in a lower hydrocarbon price environment.

In 2016, the Company bought back 100,331,268 TOTAL treasury shares owned by Group affiliates under the authorization granted by the shareholders at the meeting of May 24, 2016, which were subsequently canceled by the Company’s Board of Directors. TOTAL bought back approximately 4.7 million of its own shares in 2015 (i.e., approximately 0.19% of the share capital as of December 31, 2015) under the

(1)

“Net cash flow” = operating cash flow before working capital changes at replacement cost – net investments (including other transactions with non-controlling interests).

Total - Form 20-F 2017 - 5

Back to Contents

authorization granted by the shareholders at the meeting of May 29, 2015. The number of fully-diluted shares at December 31, 2016, was 2,436 million compared to 2,336 million at December 31, 2015.

Fully-diluted earnings per share was $2.51 in 2016 compared to $2.16 in 2015, an increase of 16%.

Asset sales completed in 2016 were $1,864 million, mainly comprised of the sale of a 15% interest in the Gina Krog field in Norway, the FUKA gas pipeline network in the North Sea and the retail network in Turkey. Asset sales completed in 2015 $5,968 million.

Acquisitions completed in 2016 were $2,033 million, including $780 million of resource acquisitions, mainly comprised of the additional 75% interest in the Barnett shale gas field in the United States, and the acquisitions of Saft, Lampiris and a retail network in the Dominican Republic. Acquisitions completed in 2015 were $3,441 million, including $2,808 million of resource acquisitions.

The Group’s cash flow from operating activities for the full-year 2016 was $16,521 million, a decrease of 17% compared to $19,946 million in 2015. The change in working capital at replacement cost for the full-year 2016, which is the (increase)/decrease in working capital of $(1,119) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $652 million, was $(467) million compared to $570 million in 2015. Operating cash flow excluding the change in working capital at replacement cost for the full-year 2016 was $16,988 million, a decrease of 12% compared to $19,376 million in 2015. Operating cash flow for the full-year 2016 excluding the change in working capital at replacement cost and without financial charges (DACF) was $17,581 million, a decrease of 11% compared to $19,839 million in 2015. The Group’s net cash flow was $(769) million for the full-year 2016 compared to $(984) million in 2015, an improvement despite a nearly $10/b decrease in the Brent price in 2016 compared to 2015. The decrease in investments was able to offset the decrease in operating cash flow before working capital changes mainly caused by the decrease in hydrocarbon prices and European refining margins.

See also “– 5.4 Liquidity and Capital Resources”, below.

5.3

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

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s audited Consolidated Financial Statements, see Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above. For further discussion of the calculation of net operating income and the calculation of return on average capital employed (ROACE(1)), see Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference.

(1)

“ROACE” = ratio of adjusted net operating income to average capital employed at replacement cost between the beginning and the end of the period.

Total - Form 20-F 2017 - 6

Back to Contents

5.3.1

Exploration & Production segment

Environment – liquids and gas price realizations(a)	2017	2016	2015
Brent ($/b)	54.2	43.7	52.4
Average liquids price ($/b)	50.2	40.3	47.4
Average gas price ($/Mbtu)	4.08	3.56	4.75
Average hydrocarbons price ($/boe)	38.7	31.9	39.2
(a) Consolidated subsidiaries, excluding fixed margins.
Production	2017	2016	2015
Liquids (kb/d)	1,346	1,271	1,237
Gas (Mcf/d)	6,662	6,447	6,054
Combined production (kboe/d)	2,566	2,452	2,347
Results (M$)	2017	2016	2015
Non-Group sales	8,477	7,629	10,297
Operating income(a)	2,792	(431)	(2,669)
Equity in income (loss) of affiliates and other items	1,546	1,375	1,944
Effective tax rate(b)	41.2%	27.7%	48.2%
Tax on net operating income	(2,233)	401	(361)
Net operating income(a)	2,105	1,345	(1,086)
Adjustments affecting net operating income	3,880	1,872	5,416
Adjusted net operating income(c)	5,985	3,217	4,330
– Including income from equity affiliates	1,542	1,363	1,662
Gross investments	12,802	16,085	24,233
Divestments	1,918	2,187	2,880
Organic investments	11,310	14,464	20,536
Cash flow from operating activities	11,459	9,010	11,567
ROACE	6%	3%	4%
(a)

For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference.

(b)

“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

(c)

Adjusted for special items. See Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference.

2017 vs. 2016

In 2017, market conditions were more favorable than in 2016. The average realized price of liquids increased by 25% and the average realized gas price by 15%.

For the full-year 2017, hydrocarbon production was 2,566 thousand barrels of oil equivalent per day (kboe/d), an increase of 5% compared to 2,452 kboe/d in 2016, due to the following:

¬

+5% due to new start-ups and ramp-ups, notably Moho Nord, Kashagan, Edradour and Glenlivet, and Angola LNG;

¬

+2% portfolio effect, mainly due to taking over the giant Al Shaheen oil field concession in Qatar and acquiring an additional 75% interest in the Barnett shale in the United States, partially offset by the exit from the southern sector in the Republic of the Congo and asset sales in Norway;

¬

+1% related to improved security conditions in Libya and Nigeria; and

¬

-3% due to natural field decline, the PSC price effect(1) and OPEC quotas.

For a discussion of the Group’s proved reserves, refer to point 2.1.3 (“Reserves”) of chapter 2 of the 2017 Registration Document (starting on page 32), which is incorporated herein by reference. See also point 9.1 (“Oil and gas information pursuant to FASB Accounting Standards Codification 932”) of chapter 9 of the 2017 Registration Document (starting on page 344), which is incorporated herein by reference, for additional information on proved reserves, including tables showing changes in proved reserves by region.

Non-Group sales for the Exploration & Production segment in 2017 were $8,477 million compared to $7,629 million in 2016, an increase of 11%.

The segment’s adjusted net operating income was $5,985 million in 2017, an increase of 86% compared to $3,217 million in 2016, notably due to production growth, cost reductions and an increase in oil and gas prices.

The effective tax rate increased from 27.7% in 2016 to 41.2% in 2017, in line with the rise in hydrocarbon prices.

(1)

The “PSC price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production generally decreases.

Total - Form 20-F 2017 - 7

Back to Contents

Adjusted net operating income for the Exploration & Production segment excludes special items. The exclusion of special items had a positive impact on the segment’s adjusted net operating income in 2017 of $3,880 million. Special items mainly included impairments of Fort Hills in Canada (following the operator announcement of the increase of the project’s costs), Gladstone LNG in Australia, assets in the Republic of the Congo and gas assets in the United Kingdom, as well as assets in the United States and Norway (for additional information, refer to Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference). In 2016, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $1,872 million. Special items mainly included impairments on Gladstone LNG in Australia, Angola LNG and Laggan-Tormore in the United Kingdom, reflecting the decrease in gas price assumptions for the coming years.

Technical costs(1) for consolidated affiliates, calculated in accordance with ASC 932(2), continue to fall, to $19.5/boe in 2017 compared to $20.4/boe in 2016. This decrease was mainly due to the reduction in production costs from $5.9/boe in 2016 to $5.4/boe in 2017.

The segment’s cash flow from operating activities for the full-year 2017 was $11,459 million, an increase of 27% compared to $9,010 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost of $(1,932) million ($(726) million in 2016) was $13,391 million compared to $9,736 million in 2016, an increase of 38% whereas oil prices only increased by 24%, notably due to production ramp-ups on major projects started up since 2016, including Kashagan and Moho Nord, the increase in hydrocarbon prices and operating cost reductions. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges was $14,753 million compared to $10,592 million in 2016, an increase of 39%.

For information on the segment’s capital expenditures, refer to points 2.1.2 (“Exploration and development”) (on page 32) and 2.5 (“Investments”) (starting on page 68) of chapter 2 of the 2017 Registration Document, which are incorporated herein by reference. See also “–  5.4 Liquidity and Capital Resources”, below.

In this context, the segment’s ROACE for the full-year 2017 was 6% compared to 3% for the full-year 2016.

2016 vs. 2015

Market conditions were less favorable in 2016 compared to 2015. The average realized price of liquids decreased by 15% and the average realized gas prices by 25%.

For the full-year 2016, hydrocarbon production was 2,452 kboe/d, an increase of 4.5% compared to 2,347 kboe/d in 2015, due to the following:

¬

+6% due to new start ups and ramp ups, notably Laggan-Tormore, Surmont Phase 2, Termokarstovoye, Gladstone LNG, Moho Phase 1b, and Vega Pleyade, and Incahuasi; and

¬

-1.5% due to the security situation in Nigeria and Yemen, and wild fires in Canada.

¬

Natural field decline was offset by a positive PSC price effect and portfolio effects.

Non-Group sales for the segment in 2016 were $7,629 million compared to $10,297 million in 2015, a decrease of 26%.

The segment’s adjusted net operating income was $3,217 million in 2016, a decrease of 26% compared to $4,330 million in 2015. The increase in production combined with the decrease in operating costs as well as the lower effective tax rate partially offset the impact of lower hydrocarbon prices.

Adjusted net operating income for the Exploration & Production segment excludes special items. The exclusion of special items had a positive impact on the segment’s adjusted net operating income in 2016 of $1,872 million. Special items mainly included impairments on Gladstone LNG in Australia, Angola LNG, and Laggan-Tormore in the United Kingdom, reflecting the decrease in gas price assumptions for the coming years. In 2015, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $5,416 million. Special items mainly included impairments on Fort Hills in Canada and Gladstone LNG in Australia as well as in Libya, an adjustment to depreciation on Usan in Nigeria following the cancellation of the sale process and the impairment of exploration projects that will not be developed.

Technical costs for consolidated subsidiaries, calculated in accordance with ASC 932, were reduced to $20.4/boe in 2016 compared to $23.0/boe in 2015. This decrease was essentially due to the reduction in production costs from $7.4/boe in 2015 to $5.9/boe in 2016.

The segment’s cash flow from operating activities for the full-year 2016 was $9,010 million, a decrease of 22% compared to $11,567 million in 2015. Operating cash flow for the full-year 2016 excluding the change in working capital at replacement cost of $(726) million ($245 million in 2015) was $9,736 million compared to $11,322 million in 2015, essentially due to the decrease in hydrocarbon prices, partially offset by the increase in production and decrease in operating costs. Operating cash flow for the full-year 2016 excluding the change in working capital at replacement cost and without financial charges was $10,592 million compared to $11,920 million in 2015, a decrease of 11%.

In this context, the segment’s ROACE for the full-year 2016 was 3% compared to 4% for the full-year 2015.

(1)

“Technical costs” = (production costs + exploration expenses + depreciation, depletion and amortization and valuation allowances)/production of the year.

(2)

Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas.

Total - Form 20-F 2017 - 8

Back to Contents

5.3.2

Gas, Renewables & Power segment

Results (M$, except ERMI)	2017	2016	2015
Non-Group sales	12,854	10,124	9,149
Operating income(a)	(276)	(161)	(177)
Equity in income (loss) of affiliates and other items	31	71	(75)
Tax on net operating income	(140)	(4)	19
Net operating income(a)	(385)	(94)	(233)
Adjustments affecting net operating income	870	533	800
Adjusted net operating income(b)	485	439	567
Gross investments	797	1,221	588
Divestments	73	166	418
Organic investments	353	270	397
Cash flow from operating activities	993	538	(384)
ROACE	10%	9%	13%
(a)

For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference.

(b)

Adjusted for special items. See Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference.

2017 vs. 2016

Non-Group sales for the Gas, Renewables & Power segment in 2017 were $12,854 million compared to $10,124 million in 2016, an increase of 27%.

The segment’s adjusted net operating income was $485 million in 2017, an increase of 10% compared to $439 million in 2016.

Adjusted net operating income for the Gas, Renewables & Power segment excludes special items. The exclusion of special items had a positive impact on the segment’s adjusted net operating income in 2017 of $870 million. Special items included an impairment concerning SunPower(1) in the United States given the depressed economic environment of the solar activity (for additional information, refer to Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference). In 2016, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $533 million.

The segment’s cash flow from operating activities for the full-year 2017 was $993 million, an increase of 85% compared to $538 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost of $761 million ($413 million in 2016) was $232 million, an increase of 86% compared to $125 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges was $294 million compared to $176 million in 2016, an increase of 67%.

For information on the segment’s investments, refer to point 2.5 of chapter 2 of the 2017 Registration Document (starting on page 68), which is incorporated herein by reference. See also “– 5.4 Liquidity and Capital Resources”, below.

In this context, the segment’s ROACE for the full-year 2017 was 10% compared to 9% for the full year 2016.

2016 vs. 2015

Non-Group sales for the segment in 2016 were $10,124 million compared to $9,149 million in 2015, an increase of 11%.

The segment’s adjusted net operating income was $439 million in 2016, a decrease of 23% compared to $567 million 2015.

Adjusted net operating income for the Gas, Renewables & Power segment excludes special items. The exclusion of special items had a positive impact on the segment’s adjusted net operating income in 2016 of $533 million compared to a positive impact of $800 million in 2015.

The segment’s cash flow from operating activities for the full-year 2016 was $538 million compared to $(384) million in 2015. Operating cash flow for the full-year 2016 excluding the change in working capital at replacement cost of $413 million ($(365) million in 2015) was $125 million, compared to $(19) million in 2015. Operating cash flow for the full-year 2016 excluding the change in working capital at replacement cost and without financial charges was $176 million compared to $5 million in 2015.

In this context, the segment’s ROACE for the full-year 2016 was 9% compared to 13% for the full year 2015.

(1)

As of December 31, 2017, TOTAL held an interest of 56.26% in SunPower, an American company listed on Nasdaq and based in California.

Total - Form 20-F 2017 - 9

Back to Contents

5.3.3

Refining & Chemicals segment

Refinery throughput and utilization rates(a)	2017	2016	2015
Total refinery throughput (kb/d)	1,827	1,965	2,023
– France	624	669	674
– Rest of Europe	767	802	849
– Rest of World	436	494	500
Utilization rates based on crude only(b)	88%	85%	86%
(a) Includes share of TotalErg, and African refineries reported in the Marketing & Services segment. (b) Based on distillation capacity at the beginning of the year.
Results (M$, except ERMI)	2017	2016	2015
European refining margin indicator (“ERMI”) ($/t)	40.9	34.1	48.5
Non-Group sales	75,505	65,632	70,623
Operating income(a)	4,170	4,991	4,544
Equity in income (loss) of affiliates and other items	2,979	779	1,724
Tax on net operating income	(944)	(1,244)	(1,106)
Net operating income(a)	6,205	4,526	5,162
Adjustments affecting net operating income	(2,415)	(331)	(323)
Adjusted net operating income(b)	3,790	4,195	4,839
Gross investments	1,734	1,861	1,875
Divestments	2,820	88	3,494
Organic investments	1,625	1,642	851
Cash flow from operating activities	7,440	4,585	6,435
ROACE	33%	38%	40%
(a)

For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference.

(b)

Adjusted for special items. See Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference.

2017 vs. 2016

Refinery throughput decreased by 7% for the full-year 2017 compared to 2016 as a result of the definitive ending of distillation capacity at La Mède (France) and Lindsey (UK) and the temporary shutdown due to Hurricane Harvey in the United States. The ERMI increased to $40.9/t on average in 2017 compared to $34.1/t in 2016, an increase of 20% due to elevated petroleum product demand. In the fourth quarter of 2017, the ERMI was $35.5/t. Petrochemicals continued to benefit from a favorable environment albeit down compared to a year ago.

Non-Group sales for the Refining & Chemicals segment in 2017 were $75,505 million compared to $65,632 million in 2016, an increase of 15%.

The segment’s adjusted net operating income was $3,790 million for the full-year 2017, a decrease of 10% compared to $4,195 million in 2016, notably due to the impact of Hurricane Harvey, the impact of modernization work on the Antwerp platform and the sale of Atotech in early 2017 as well as lower trading results due to the evolution of the market into backwardation(1).

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income in 2017 of $298 million compared to a negative impact of $500 million in 2016. The exclusion of special items had a negative impact on the segment’s adjusted net operating income in 2017 of $2,117 million, consisting essentially of a gain on the sale of Atotech, compared to a positive impact of $169 million in 2016.

The segment’s cash flow from operating activities for the full-year 2017 was $7,440 million, an increase of 62% compared to $4,585 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost of $2,683 million ($(289) million in 2016) was $4,757 million, a decrease of 2% compared to $4,874 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges was $4,728 million compared to $4,873 million in 2016, a decrease of 3%.

For information on the segment’s investments, refer to point 2.5 of chapter 2 of the 2017 Registration Document (starting on page 68), which is incorporated herein by reference. See also “– 5.4 Liquidity and Capital Resources”, below.

In this context, the segment’s ROACE for the full-year 2017 was 33% compared to 38% for the full year 2016.

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

(1)

“Backwardation” is the price structure where the prompt price of an index is higher than the future price.

Total - Form 20-F 2017 - 10

Back to Contents

The segment’s adjusted net operating income in 2016 was $4,195 million compared to $4,839 million in 2015, a decrease of 13% essentially due to the decrease in refining margins. Petrochemicals continued to generate good results, notably due to the strong contribution from the Group’s major integrated platforms in Asia and the Middle East.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income in 2016 of $500 million compared to a positive impact of $590 million in 2015. The exclusion of special items had a positive impact on the segment’s adjusted net operating income in 2016 of $169 million compared to a negative impact in 2015 of $913 million, consisting essentially of gains on asset sales.

The segment’s cash flow from operating activities for the full-year 2016 was $4,585 million, a decrease of 29% compared to $6,435 million in 2015. Operating cash flow for the full-year 2016 excluding the change in working capital at replacement cost of $(289) million ($647 million in 2015) was $4,874 million, a decrease of 16% compared to $5,788 million in 2015. Operating cash flow for the full-year 2016 excluding the change in working capital at replacement cost and without financial charges was $4,873 million compared to $5,788 million in 2015, a decrease of 16%.

In this context, the segment’s ROACE for the full-year 2016 was 38% compared to 40% for the full year 2015.

5.3.4

Marketing & Services segment

Petroleum product sales(a)(kb/d)	2017	2016	2015
Total Marketing & Services sales	1,779	1,793	1,818
– Europe	1,049	1,093	1,092
– Rest of world	730	700	726
(a) Excludes trading and bulk Refining sales, which are reported under the Refining & Chemicals segment; includes share of TotalErg.
Results (M$)	2017	2016	2015
Non-Group sales	74,634	66,351	75,282
Operating income(a)	1,819	1,789	1,665
Equity in income (loss) of affiliates and other items	497	170	467
Tax on net operating income	(561)	(541)	(537)
Net operating income(a)	1,755	1,418	1,595
Adjustments affecting net operating income	(79)	141	(4)
Adjusted net operating income(b)	1,676	1,559	1,591
Gross investments	1,457	1,245	1,267
Divestments	413	424	767
Organic investments	1,019	1,003	1,130
Cash flow from operating activities	2,130	1,754	2,323
ROACE	26%	27%	25%
(a)

For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference.

(b)

Adjusted for special items. See Note 3 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 247), which is incorporated herein by reference.

2017 vs. 2016

In 2017, petroleum product sales were generally stable compared to the previous year, with a move toward Africa and Asia where the Group has strong growth. European sales were affected by the divestment of mature LPG distribution activities in Belgium and Germany.

Non-Group sales for the Marketing & Services segment in 2017 were $74,634 million compared to $66,351 million in 2016, an increase of 12%.

The Marketing & Services segment’s results continue to grow in a context of strong retail margins, notably in Africa. The segment’s adjusted net operating income in 2017 was $1,676 million, an increase of 8% compared to $1,559 million in 2016.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income in 2017 of $3 million compared to a positive impact of $13 million in 2016. The exclusion of special items had a negative impact on the segment’s adjusted net operating income in 2017 of $82 million compared to a positive impact of $128 million in 2016.

The segment’s cash flow from operating activities for the full-year 2017 was $2,130 million, an increase of 21% compared to $1,754 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost of $(21) million ($(133) million in 2016) was $2,151 million, an increase of 14% compared to $1,887 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges was $2,242 million compared to $1,966 million in 2016, an increase of 14%.

For information on the Marketing & Services segment’s investments, refer to point 2.5 of chapter 2 of the 2017 Registration Document (starting on page 68), which is incorporated herein by reference. See also “– 5.4 Liquidity and Capital Resources”, below.

In this context, the segment’s ROACE for the full-year 2017 was 26% compared to 27% for the full year 2016.

Total - Form 20-F 2017 - 11

Back to Contents

2016 vs. 2015

In 2016, refined product sales decreased slightly compared to 2015, essentially due to the sale of the retail network in Turkey.

Non-Group sales for the segment in 2016 were $66,351 million compared to $75,282 million in 2015, a decrease of 12%.

The segment’s adjusted net operating income in 2016 was $1,559 million, a decrease of 2% compared to $1,591 million in 2015.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income in 2016 of $13 million compared to a positive impact of $169 million in 2015. The exclusion of special items had a positive impact on the segment’s adjusted net operating income in 2016 of $128 million compared to a negative impact of $173 million in 2015.

The segment’s cash flow from operating activities for the full-year 2016 was $1,754 million, a decrease of 24% compared to $2,323 million in 2015. Operating cash flow for the full-year 2016 excluding the change in working capital at replacement cost of $(133) million ($382 million in 2015) was $1,887 million, a decrease of 3% compared to $1,941 million in 2015. Operating cash flow for the full-year 2016 excluding the change in working capital at replacement cost and without financial charges was $1,966 million compared to $2,058 million in 2015, a decrease of 4%.

In this context, the segment’s ROACE for the full-year 2016 was 27% compared to 25% for the full year 2015.

5.4

Liquidity and capital resources

(M$)	2017	2016	2015
Cash flow from operating activities	22,319	16,521	19,946
Including (increase) decrease in working capital	827	(1,119)	1,683
Cash flow used in investing activities	(11,632)	(17,653)	(20,449)
Total expenditures	(16,896)	(20,530)	(28,033)
Total divestments	5,264	2,877	7,584
Cash flow from financing activities	(5,540)	3,532	1,060
Net increase (decrease) in cash and cash equivalents	5,147	2,400	577
Effect of exchange rates	3,441	(1,072)	(2,469)
Cash and cash equivalents at the beginning of the period	24,597	23,269	25,181
Cash and cash equivalents at the end of the period	33,185	24,597	23,269

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

5.4.1

Capital expenditures

The largest part of TOTAL’s capital expenditures in 2017 of $16,896 million was made up of additions to intangible assets and property, plant and equipment (approximately 84%), with the remainder attributable to equity-method affiliates and to acquisitions of subsidiaries. In the Exploration & Production segment, as described in more detail under point 9.1.6 (“Cost incurred”) of chapter 9 of the 2017 Registration Document (on page 356), which is incorporated herein by reference, capital expenditures in 2017 were principally development costs (approximately 87%, mainly for construction of new production facilities), exploration expenditures (successful or unsuccessful, approximately 5%) and acquisitions of proved and unproved properties (approximately 6%). In the Gas, Renewables & Power segment, approximately 52% of capital expenditures in 2017 were acquisitions, with the balance being related mainly to facilities investments. In the Refining & Chemicals segment, approximately 92% of capital expenditures in 2017 were related to refining and petrochemical activities (essentially 55% for existing units including maintenance and major turnarounds and 45% for new construction), the balance being related mainly to Hutchinson. In the Marketing & Services segment, approximately 24% of capital expenditures in 2017 were acquisitions, with the balance being related to expenditures mainly in Europe and Africa.

For additional information on capital expenditures, refer to the discussion above in “– 5.1 Overview”, “– 5.2 Group results 2015-2017” and “– 5.3 Business segment reporting”, above, as well as points 1.5.2 (“A targeted investment policy”) of chapter 1 (on page 23) and 2.5 (“Investments”) of chapter 2 (starting on page 68) of the 2017 Registration Document, which are incorporated herein by reference.

5.4.2

Cash flow

Cash flow from operating activities in 2017 was $22,319 million compared to $16,521 million in 2016 and $19,946 million in 2015. The increase of $5,798 million from 2016 to 2017 was mainly due to an increase of the net result and a decrease in working capital requirements in 2017 of $827 million compared to an increase in 2016 of $1,119 million. The Group’s working capital requirement was affected by the effect of changes in oil and oil product prices. As IFRS rules require TOTAL to account for inventories of petroleum products according to the FIFO method, an increase in oil and oil product prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. However, despite the increase in oil and oil product prices in 2017, the Group’s working capital requirement decreased by $827 million, due to increases in accounts payable and decreases in other current assets, partially offset by increases in accounts receivable.

Total - Form 20-F 2017 - 12

Back to Contents

The Group’s working capital requirement increased by $1,119 million in 2016 mainly due to increases in inventories and receivables partially offset by an increase in payables, and decreased by $1,683 million in 2015 mainly due to reductions in inventory and receivables.

Cash flow used in investing activities in 2017 was $11,632 million compared to $17,653 million in 2016 and $20,449 million in 2015. The decrease of $6,021 million from 2016 to 2017 was mainly due to lower expenditures on the portfolio of Exploration & Production projects and higher divestments mainly in the Refining & Chemicals segment (principally Atotech). The decrease from 2015 to 2016 was mainly due to lower expenditures on the Group’s portfolio of Upstream projects and lower divestments mainly in the Refining & Chemicals segment, which had a higher level of divestments in 2015 due to the sale of Bostik. Total expenditures in 2017 were $16,896 million compared to $20,530 million in 2016 and $28,033 million in 2015. During 2017, 76% of the expenditures were made by the Exploration & Production segment (as compared to 78% in 2016 and 86% in 2015), 5% by the Gas, Power & Renewables segment (as compared to 6% in 2016 and 2% in 2015), 10% by the Refining & Chemicals segment (compared to 9% in 2016 and 7% in 2015) and 9% by the Marketing & Services segment (compared to 6% in 2016 and 5% in 2015). The main source of funding for these expenditures was cash from operating activities and issuances of non-current debt. For additional information on expenditures, please refer to the discussions in “– 5.1 Overview”, “– 5.2 Group results 2015-2017” and “–  5.3 Business segment reporting”, above, and point 2.5 (“Investments”) of chapter 2 of the 2017 Registration Document (starting on page 68), which is incorporated herein by reference.

Divestments, based on selling price and net of cash sold, in 2017 were $5,264 million compared to $2,877 million in 2016 and $7,584 million in 2015. In 2017, the Group’s principal divestments were assets sales of $4,239 million, consisting mainly of sales of Atotech, interests in the Gina Krog field in Norway and in various mature assets in Gabon. In 2016, the Group’s principal divestments were asset sales of $1,864 million, consisting mainly of interests in the FUKA and SIRGE gas pipelines, and the St. Fergus gas terminal in the United Kingdom. In 2015, the Group’s principal divestments were asset sales of $5,968 million, consisting mainly of sales of Bostik, interests in onshore blocks in Nigeria, Totalgaz, the Schwedt refinery, the Géosel oil storage facility, coal mining assets in South Africa, and partial interests in Laggan-Tormore and Fort Hills.

Cash flow used in financing activities in 2017 was $(5,540) million compared to $3,532 million in 2016 and $1,060 million in 2015. The decrease in cash flow from financing activities in 2017 compared to 2016 was primarily due to the non-issuance of perpetual subordinated notes in 2017 compared to $4,711 million having been issued in 2016, the increase in variation of current borrowings $(7,175) million in 2017 compared to $(3,260) million in 2016 and the decrease in net issuance of non-current borrowings ($2,277 million in 2017 compared to $3,576 million in 2016).

5.4.3

Indebtedness

The Company’s non-current financial debt at year-end 2017 was $41,340 million(1) compared to $43,067 million at year-end 2016 and $44,464 million at year-end 2015. For further information on the Company’s level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see Note 15 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 303), which is incorporated herein by reference. For further information on the Company’s treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Cash and cash equivalents at year-end 2017 were $33,185 million compared to $24,597 million at year-end 2016 and $23,269 million at year-end 2015.

On November 27, 2017, Standard & Poor’s upgraded TOTAL’s outlook to stable, with a long term credit rating remaining at A+.

5.4.4

Shareholders’ equity

Shareholders’ equity at year-end 2017 was $114,037 million compared to $101,574 million at year-end 2016 and $95,409 million at year-end 2015. Changes in shareholders’ equity in 2017 were primarily due to the impacts of comprehensive income, dividend payments and the issuance of common shares. Changes in shareholders’ equity in 2016 were primarily due to the impacts of comprehensive income, dividend payments, the issuance of perpetual subordinated notes and the issuance of common shares. Changes in shareholders’ equity in 2015 were primarily due to the impacts of dividend payments, the issuance of perpetual subordinated notes and the issuance of common shares.

In 2017, the Company did not buy back any shares. At its meeting held on December 15, 2016, and pursuant to the authorization of the Extraordinary Shareholders’ Meeting of May 11, 2012, the Company’s Board of Directors decided to cancel 100,331,268 treasury shares (i.e., 4.13% of the share capital as of December 31, 2016) that the Company had bought back off-market in December 2016 from four of its 100% indirectly controlled subsidiaries. Following this transaction, Group affiliates no longer hold any treasury shares. This buyback of shares had no impact on the Company’s Consolidated Financial Statements. In 2015, the Company bought back nearly 4.7 million of its own shares (i.e., 0.19% of the share capital as of December 31, 2015) under the previous authorization granted by the shareholders at the meeting of May 29, 2015.

5.4.5

Net-debt-to-equity

As of December 31, 2017, TOTAL’s net-debt-to-equity ratio(2) was 13.8% compared to 27.1% and 28.3% at year-ends 2016 and 2015, respectively. The decrease from 2016 to 2017 was mostly due to the decrease of the net debt driven by the increase in cash and cash equivalents and also by the increase of equity explained above.

As of December 31, 2017, the Company had $11,478 million of long-term confirmed lines of credit, of which $11,478 million were unused.

(1)

Excludes net current and non-current financial debt of $(140) million as of December 31, 2016 and $141 million as of December 31, 2015, related to assets classified in accordance with IFRS 5 “non-current assets held for sale and discontinued operations”. None as of December 31, 2017.

(2)

For additional information, refer to Note 15.1(E) to the Consolidated Financial Statements in the 2017 Registration Document (on page 307), which is incorporated herein by reference.

Total - Form 20-F 2017 - 13

Back to Contents

5.5

Guarantees and other off-balance sheet arrangements

As of December 31, 2017, the guarantees provided by the Company in connection with the financing of the Ichthys LNG project amounted to $8,500 million. As of December 31, 2016, the guarantees amounted to $7,800 million.

Guarantees given against borrowings also include the guarantee given by the Company in connection with the financing of the Yamal LNG project, which amounted to $4,038 million as of December 31, 2017, compared to $3,147 million as of December 31, 2016.

The Company has confirmed and extended guarantees for Total Refining Saudi Arabia S.A.S. shareholders’ advances that amounted to $1,462 million as of December 31, 2017, compared to $1,230 million as of December 31, 2016.

The guarantee given in 2008 by the Company in connection with the financing of the Yemen LNG project amounted to $551 million as of December 31, 2017, same as in 2016.

These guarantees and other information on the Company’s commitments and contingencies are presented in Note 13 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 296), which is incorporated herein by reference.

The Group does not currently consider that these guarantees, or any other off-balance sheet arrangements of the Company or any other members of the Group, have or are reasonably likely to have, currently or in the future, a material effect on the Group’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources.

5.6

Contractual obligations

Payment due by period (M$)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Non-current debt obligations(a)	-	10,914	8,626	20,004	39,544
Current portion of non-current debt obligations(b)	4,646	-	-	-	4,646
Finance lease obligations(c)	39	133	128	856	1,156
Asset retirement obligations(d)	485	1,093	1,072	9,590	12,240
Operating lease obligations(c)	1,401	1,801	1,085	2,154	6,441
Purchase obligations(e)	8,605	12,686	11,231	53,844	86,366
TOTAL	15,176	26,627	22,142	86,448	150,393
(a)

Non-current debt obligations are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet (refer to point 8.4 of chapter 8 of the 2017 Registration Document (on page 240), which is incorporated herein by reference). The figures in this table are net of the non-current portion of issue swaps and swaps hedging bonds, and exclude non-current finance lease obligations of $1,117 million.

(b)

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. The figures in this table are net of the current portion of issue swaps and swaps hedging bonds and exclude the current portion of finance lease obligations of $39 million.

(c)

Finance lease obligations and operating lease obligations: the Group leases real estate, retail stations, ships and other equipment through non-cancelable capital and operating leases. These amounts represent the future minimum lease payments on non-cancelable leases to which the Group is committed as of December 31, 2017, less the financial expense due on finance lease obligations for $48 million.

(d)

The discounted present value of Exploration & Production asset retirement obligations, primarily asset removal costs at the completion date.

(e)

Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on TOTAL and specify all significant terms, including the amount and the timing of the payments. These obligations mainly include: hydrocarbon unconditional purchase contracts (except where an active, highly liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase); reservation of transport capacities in pipelines; unconditional exploration works and development works in the Exploration & Production segment; and contracts for capital investment projects in the Refining & Chemicals segment. This disclosure does not include contractual exploration obligations with host states where a monetary value is not attributed and purchases of booking capacities in pipelines where the Group has a participation superior to the capacity used.

For additional information on the Group’s contractual obligations, refer to Note 13 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 296), which is incorporated herein by reference. The Group has other obligations in connection with pension plans that are described in Note 10 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 287), which is incorporated herein by reference. As these obligations are not contractually fixed as to timing and amount, they have not been included in this disclosure. Other non-current liabilities, detailed in Note 12 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 293), which is incorporated herein by reference, are liabilities related to risks that are probable and amounts that can be reasonably estimated. However, no contractual agreements exist related to the settlement of such liabilities, and the timing of the settlement is not known.

5.7

Research and development

For a discussion of the Group’s R&D policies and activities, refer to points 1.5.1 of chapter 1 (on page 23) and 2.6 of chapter 2 (starting on page 70) of the 2017 Registration Document, which are incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

Compensation

Corporate governance

Employees and share ownership

The following information concerning directors and senior management from the 2017 Registration Document is incorporated herein by reference:

¬

composition of the Board of Directors (introduction and point 4.1.1 of chapter 4, starting on page 104); and

¬

information concerning the General Management (point 4.1.5 of chapter 4, starting on page 134).

The following information concerning compensation from the 2017 Registration Document is incorporated herein by reference:

¬

approach to overall compensation (point 5.1.1.3 of chapter 5, starting on page 172); and

Total - Form 20-F 2017 - 14

Back to Contents

¬

compensation for the administration and management bodies (point 4.3 of chapter 4, starting on page 137).

The following information concerning Board practices and corporate governance from the 2017 Registration Document is incorporated herein by reference:

¬

practices of the Board of Directors (point 4.1.2 of chapter 4, starting on page 119);

¬

report of the Lead Independent Director on her mandate (point 4.1.3 of chapter 4, starting on page 132);

¬

evaluation of the fonctioning of the Board of Directors (point 4.1.4 of chapter 4, on page 133); and

¬

statement regarding corporate governance (point 4.2 of chapter 4, on page 137).

The following information concerning employees and share ownership from the 2017 Registration Document is incorporated herein by reference:

¬

number and categories of employees (points 5.1.1.1 and 5.1.1.2 of chapter 5, starting on page 171);

¬

shares held by the administration and management bodis (point 4.1.6 of chapter 4, starting on page 135); and

¬

employee shareholding (point 6.4.2 of chapter 6, on page 221).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following information concerning shareholders from the 2017 Registration Document is incorporated herein by reference:

¬

major shareholders (point 6.4.1 of chapter 6, starting on page 219); and

¬

shareholding structure (point 6.4.3 of chapter 6, on page 221).

The Group’s main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in Note 8 to the Consolidated Financial Statements in the 2017 Registration Document (starting on page 271), which is incorporated herein by reference). In the ordinary course of its business, TOTAL enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2015, and ending on the date of this document.

ITEM 8. FINANCIAL INFORMATION

The following information from the 2017 Registration Document is incorporated herein by reference:

¬

Consolidated Financial Statements and Notes thereto (chapter 8, starting on page 233);

¬

supplemental oil and gas information (points 9.1 and 9.2 of chapter 9, starting on page 344);

¬

report on payments made to governments (point 9.3 of chapter 9, starting on page 363);

¬

legal and arbitration proceedings (point 3.2 of chapter 3, starting on page 86); and

¬

dividend policy and other related information (point 6.2 of chapter 6, starting on page 213).

Except for certain events mentioned in “Item 5. Operating and financial review and prospects” and point 3.2 (“Legal and arbitration proceedings”) of chapter 3 (starting on page 86) and Note 17 (“Post closing events”) to the Consolidated Financial Statements (on page 323) of the 2017 Registration Document, which are incorporated herein by reference, no significant changes to the Group’s financial or commercial situation have occurred since the date of the Company’s Consolidated Financial Statements.

Refer to “Item 18. Financial statements” for the reports of the statutory auditors.

ITEM 9. THE OFFER AND LISTING

9.1

Markets

The principal trading markets for the Company’s shares are the Euronext Paris exchange in France and the New York Stock Exchange (“NYSE”) in the United States. The shares are also listed on Euronext Brussels and the London Stock Exchange.

9.2

Offer and listing details

Provided below is certain information on trading on Euronext Paris and the New York Stock Exchange. For additional information on listing details and share performance, refer to point 6.1 (“Listing details”) of chapter 6 of the 2017 Registration Document (starting on page 210), which is incorporated herein by reference.

9.2.1

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

Total - Form 20-F 2017 - 15

Back to Contents

The markets of Euronext Paris settle and transfer ownership two trading days after a transaction (T+2). Highly liquid shares, including those of the Company, are eligible for deferred settlement (Service de Règlement Différé – SRD). Payment and delivery for shares under the SRD occurs on the last trading day of each month. Use of the SRD service requires payment of a commission.

In France, the shares are included in the principal index published by Euronext Paris (the “CAC 40 Index”). The CAC 40 Index is derived daily by comparing the total market capitalization of forty stocks traded on Euronext Paris to the total market capitalization of the stocks that made up the CAC 40 Index on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indices in France. In the UK, the shares are listed in both the FTSE Eurotop 100 and FTSEurofirst 100 index. As a result of the creation of Euronext, the shares are included in Euronext 100, the index representing Euronext’s blue chip companies based on market capitalization. The shares are also included in the Stoxx Europe 50 and Euro Stoxx 50, blue chip indices comprised of the fifty most highly capitalized and most actively traded equities throughout Europe and within the European Monetary Union, respectively. Since June 2000, the shares have been included in the Dow Jones Global Titans 50 Index which consists of fifty global companies selected based on market capitalization, book value, assets, revenue and earnings.

The table below sets forth, for the periods indicated, the reported high and low quoted prices in euros for the currently outstanding shares on Euronext Paris.

Price per share (€)	High	Low
2013	45.670	35.175
2014	54.710	38.250
2015	50.300	36.920
2016	48.885	35.210
First Quarter	43.430	35.210
Second Quarter	45.225	38.065
Third Quarter	44.955	40.530
Fourth Quarter	48.885	41.825
2017	49.500	42.225
First Quarter	49.500	45.825
Second Quarter	49.075	43.145
Third Quarter	46.050	42.225
September	46.050	43.460
Fourth Quarter	49.335	45.070
October	48.165	45.070
November	49.335	45.955
December	48.025	46.025
2018 (through February 28)	48.750	43.090
January	48.750	45.845
February	47.585	43.090

Total - Form 20-F 2017 - 16

Back to Contents

9.2.2

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

Price per ADR ($)	High	Low
2013	62.45	45.93
2014	74.220	48.433
2015	54.790	40.930
2016	51.360	39.050
First Quarter	48.000	39.050
Second Quarter	51.300	43.550
Third Quarter	50.210	45.355
Fourth Quarter	51.360	45.050
2017	57.070	48.150
First Quarter	52.040	48.840
Second Quarter	54.690	48.920
Third Quarter	55.040	48.150
September	55.040	51.880
Fourth Quarter	57.070	53.010
October	55.940	53.010
November	57.070	54.410
December	56.980	54.140
2018 (through February 28)	59.570	53.370
January	59.570	55.200
February	59.230	53.370

ITEM 10. ADDITIONAL INFORMATION

10.1

Share capital

The following information from the 2017 Registration Document is incorporated herein by reference:

¬

information concerning the share capital (point 7.1 of chapter 7, starting on page 226);

¬

the use of delegations of authority and power granted to the Board of Directors with respect to share capital increases (point 4.4.2 of chapter 4, starting on page 162);

¬

information on share buybacks (point 6.3 of chapter 6, starting on page 216); and

¬

factors likely to have an impact in the event of a public offering (point 4.4.4 of chapter 4, on page 163).

10.2

Memorandum and articles of association

The following information from the 2017 Registration Document is incorporated herein by reference:

¬

information concerning the articles of incorporation and bylaws, and other information (point 7.2 of chapter 7, starting on page 228); and

¬

participation of shareholders at shareholders’ meetings (point 4.4.3 of chapter 4, on page 163).

10.3

Material contracts

There have been no material contracts (not entered into in the ordinary course of business) entered into by members of the Group since March 16, 2016.

10.4

Exchange controls

Under current French exchange control regulations, no limits exist on the amount of payments that TOTAL may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

Total - Form 20-F 2017 - 17

Back to Contents

10.5

Taxation

10.5.1

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

¬

dealers in securities;

¬

traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

¬

tax-exempt organizations;

¬

life insurance companies;

¬

U.S. pension funds;

¬

U.S. Regulated Investment Companies (RICs), Real Estate Investment Trusts (REITs), and Real Estate Mortgage Investment Conduits (REMICs);

¬

persons who are liable for the alternative minimum tax;

¬

persons that actually or constructively own 10% or more of the share capital or voting rights in TOTAL;

¬

persons that purchase or sell shares or ADSs as part of a wash sale for U.S. federal income tax purposes;

¬

persons that hold the shares or ADSs as part of a straddle or a hedging or conversion transaction; or

¬

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

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a U.S Holder of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the shares and ADSs and is not intended to substitute competent professional advice. Individual situations of holders of shares and ADSs may vary from the description made below. The following summary does not address the French tax treatment applicable to dividends paid in so-called “Non Cooperative Countries and Territories” (“NCCT”) within the meaning of section 238-0 A of the French Tax Code (Code général des impôts). It does not apply to dividends paid to persons established or domiciled in such a NCCT, or paid to a bank account opened in a financial institution located in such a NCCT.

Holders are urged to consult their own tax advisors regarding the U.S. federal, state and local, and French and other tax consequences of owning and disposing shares or ADSs of TOTAL in their respective circumstances. In particular, a holder is encouraged to confirm with its advisor whether the holder is a U.S. Holder eligible for the benefits of the Treaty.

Total - Form 20-F 2017 - 18

Back to Contents

10.5.2

Taxation of dividends

French taxation

The term “dividends” used in the following discussion means dividends within the meaning of the Treaty.

Until December 31, 2017, dividends paid to non-residents of France were in principle subject to a French withholding tax at a rate of 30%, regardless of whether they were paid in cash, in shares or a mix of both. Note that as of January 1, 2018, the French withholding tax is levied at a rate of 12.8% for dividends paid to U.S. Holders who are individuals, provided that applicable formalities are complied with in accordance with the administrative guidelines to be published by the French tax authorities, and at a rate of 30% for dividends paid to U.S. Holders that are legal entities (the “Legal Entities U.S. Holders”).

However, under the Treaty, a U.S. Holder is generally entitled to a reduced rate of French withholding tax of 15% with respect to dividends, provided that certain requirements are satisfied. As of January 1, 2018, this reduced rate would in practice only be of interest to Legal Entities U.S. Holders subject to the withholding tax at a rate of 30%.

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

In addition, subject to certain specific filing obligations, there is no withholding tax on dividend payments made by French companies to:

(i)

non-French collective investment funds formed under foreign law and established in a Member State of the European Union or in another State or territory, such as the United States, that has entered with France into an administrative assistance agreement for the purpose of combating fraud and tax evasion, and which fulfill the two following conditions: (a) the fund raises capital among a number of investors for the purpose of investing in accordance with a defined investment policy, in the interest of its investors, and (b) the fund has characteristics similar to those of collective investment funds organized under French law (i.e., among others, open-end mutual fund (OPCVM), open-end real estate fund (OPCI) and closed-end investment companies (SICAF)); and

(ii)

companies whose effective place of management is, or which have a permanent establishment receiving the dividends, in a Member State of the European Union or in another State or territory that has entered with France into an administrative assistance agreement for the purpose of combating fraud and tax evasion, such as the United States, that are in a loss-making position and subject, at the time of the distribution, to insolvency proceedings similar to the one set out in Article L. 640-1 of the French Commercial Code and that meet the other conditions set out in Article 119 quinquies of the French Tax Code as specified by the administrative guidelines n° BOI-RPPM-RCM-30-30-20-80-20160406.

Total - Form 20-F 2017 - 19

Back to Contents

Collective investment funds and companies mentioned in (ii) above are urged to consult their own tax advisors to confirm whether they are eligible to such provisions and under which conditions.

U.S. taxation

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, the gross amount of any dividend that a U.S. Holder must include in gross income equals the amount paid by TOTAL (i.e., the net distribution received plus any tax withheld therefrom) to the extent of the current and accumulated earnings and profits of TOTAL (as determined for U.S. federal income tax purposes). Dividends paid to a non-corporate U.S. Holder that constitute qualified dividend income will be taxable to the holder at the preferential rates applicable to long-term capital gains provided that the shares or ADSs are held for more than sixty days during the 121-day period beginning sixty days before the ex-dividend date and the holder meets other holding period requirements. TOTAL believes that dividends paid by TOTAL with respect to its shares or ADSs will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction allowed to a U.S. corporation under IRC section 243. The dividend is taxable to the U.S. Holder when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. Because TOTAL does not currently maintain calculations of earnings and profits for U.S. federal income tax purposes, a U.S. Holder of shares or ADSs of TOTAL should expect to treat distributions with respect to the shares or ADSs as dividends.

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

For this purpose, dividends distributed by TOTAL will generally constitute “passive income” for purposes of computing the foreign tax credit allowable to the U.S. Holder. Alternatively, a U.S. Holder may claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit.

If a U.S. Holder has the option to receive a distribution in shares (or ADSs) instead of cash, the distribution of shares (or ADSs) will be taxable as if the holder had received an amount equal to the fair market value of the distributed shares (or ADSs), and such holder’s tax basis in the distributed shares (or ADSs) will be equal to such amount.

10.5.3

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

A financial transaction tax applies, under certain conditions, to the acquisition of shares of publicly traded companies registered in France having a market capitalization over €1 billion on December 1 of the year preceding the acquisition. A list of the companies within the scope of the financial transaction tax for 2018 is published in the French Guidelines Bulletin Officiel des Finances Publiques, BOI-ANNX-000467-20171221. TOTAL is included in this list. The tax also applies to the acquisition of ADRs evidencing ADSs. The financial transaction tax is due at a rate of 0.3% on the price paid to acquire the shares. The person or entity liable for the tax is generally the provider of investment services defined in Article L. 321-1 of the French Monetary and Financial Code (prestataire de services d’investissement). Investment service providers providing equivalent services outside France are subject to the tax under the same terms and conditions. Taxable transactions are broadly construed but several exceptions may apply. In general, non-income taxes, such as this financial transaction tax, paid by a U.S. Holder are not eligible for a foreign tax credit for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors as to the tax consequences and creditability of such financial transaction tax.

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

10.5.4

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

Total - Form 20-F 2017 - 20

Back to Contents

period in the shares or ADSs. Dividends paid will not be eligible for the preferential tax rates applicable to qualified dividend income if TOTAL is treated as a PFIC with respect to a U.S. Holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

10.5.5

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

10.5.6

French wealth tax

As of January 1, 2018, the French wealth tax was abolished. Until 2017, the French wealth tax did not apply to a U.S. Holder (i) that was not an individual, or (ii) in the case of individuals who were eligible for the benefits of the Treaty and who owned, alone or with related persons, directly or indirectly, TOTAL shares which gave right to less than 25% of TOTAL’s earnings.

10.5.7

U.S. state and local taxes

In addition to U.S. federal income tax, U.S. Holders of shares or ADSs may be subject to U.S. state and local taxes with respect to their shares or ADSs. U.S. Holders should consult their own tax advisors.

10.6

Dividends and paying agents

The information set forth in point 6.2.2 (“Dividend payment”) of chapter 6 of the 2017 Registration Document (on page 215) is incorporated herein by reference.

10.7

Statements by experts

The independent third-party report of DeGolyer and MacNaughton, a petroleum engineering consulting firm with address at 5001 Spring Valley Road, Suite 800 East, Dallas, Texas 75244, is attached as Exhibit 15.3 to this Form 20-F. This report provided TOTAL estimates of proved crude oil, condensate and natural gas reserves, as of December 31, 2017, of certain properties owned by PAO NOVATEK. As evidenced by Exhibit 15.4 to this Form 20-F, DeGolyer and MacNaughton has consented to the inclusion of their report in this Form 20-F.

10.8

Documents on display

TOTAL files annual, periodic, and other reports and information with the Securities and Exchange Commission. You may inspect any reports, statements or other information TOTAL files with the SEC at the SEC’s public reference rooms by calling the SEC for more information at 1-800-SEC-0330. All of TOTAL’s SEC filings made after December 31, 2001, are available to the public at the SEC website at www.sec.gov and from certain commercial document retrieval services. You may also inspect any document the Company files with the SEC at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to Notes 15.3 (starting on page 312) and 16.2 (on page 322) to the Consolidated Financial Statements in the 2017 Registration Document, which are incorporated herein by reference, for a qualitative and quantitative discussion of the Group’s exposure to market risks. Please also refer to Notes 15.2 (starting on page 308) and 16 (starting on page 319) to the Consolidated Financial Statements in the 2017 Registration Document, which are incorporated herein by reference, for details of the different derivatives owned by the Group in these markets.

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are mainly interest rate and currency swaps. The Group may also occasionally use futures contracts and options. These operations and their accounting treatment are detailed in Notes 15.2 (starting on page 308) and 16 (starting on page 319) to the Consolidated Financial Statements in the 2017 Registration Document, which are incorporated herein by reference.

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

Total - Form 20-F 2017 - 21

Back to Contents

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.1

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
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
–

Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property, stocks splits or mergers

–

Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed to the investor had been shares and the shares had been deposited for issuance of ADSs	– Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS registered holders
Registration or transfer fees	– Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when the investor deposits or withdraws shares
Expenses of the depositary	– Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement – Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	– As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	– As necessary

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

During fiscal year 2017, the Company received net payments of approximately $6.6 million from the depositary.

Total - Form 20-F 2017 - 22

Back to Contents

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

15.1

Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Group’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness, as of the end of the period covered by this report, of the design and operation of the Group’s disclosure controls and procedures, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, summarized and reported within specified time periods. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to management, including themselves, as appropriate to allow timely decisions regarding required disclosure.

15.2

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

The Group’s management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of internal control over financial reporting as of December 31, 2017, was audited by ERNST & YOUNG Audit and KPMG Audit, a division of KPMG S.A., independent registered public accounting firms, as stated in their report included in Item 18 of this annual report.

15.3

Changes in internal control over financial reporting

There were no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, the Group’s internal control over financial reporting.

15.4

Internal control and risk management procedures

For additional information, refer to points 3.3 and 3.5 of chapter 3 of the 2017 Registration Document (starting on pages 88 and 96, respectively), which are incorporated herein by reference.

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

Total - Form 20-F 2017 - 23

Back to Contents

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.1

Fees for accountants’ services

The information set forth in point 4.4.5.2 of chapter 4 of the 2017 Registration Document (on page 165) is incorporated herein by reference.

16C.2

Audit Committee pre-approval policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved and that are not prohibited by regulatory or other professional requirements. This policy provides for both pre-approval of certain types of services through the use of an annual budget approved by the Audit Committee for these types of services and special pre-approval of services by the Audit Committee on a case-by-case basis. The Audit Committee reviews on an annual basis the services provided by the statutory auditors. During 2017, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

16C.3

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER
AND AFFILIATED PURCHASERS

Period	Total Number Of Shares (Or Units) Purchased	Average Price Paid Per Share (Or Units) (€)	Total Number Of Shares (Or Units) Purchased, As Part Of Publicly Announced Plans Or Programs(a)	Maximum Number Of Shares (Or Units) That May Yet Be Purchased Under The Plans Or Programs(b)
January 2017	-	-	-	234,779,415
February 2017	-	-	-	234,792,947
March 2017	-	-	-	234,805,949
April 2017	-	-	-	237,758,364
May 2017	-	-	-	237,781,335
June 2017	-	-	-	239,569,766
July 2017	-	-	-	241,780,495
August 2017	-	-	-	241,821,595
September 2017	-	-	-	241,897,317
October 2017	-	-	-	244,476,614
November 2017	-	-	-	244,504,681
December 2017	-	-	-	244,522,205
(a)

The Annual Shareholders’ Meeting of May 26, 2017, canceled and replaced the previous resolution from the Annual Shareholders’ Meeting of May 24, 2016, authorizing the Board of Directors to trade in the Company’s own shares on the market for a period of 18 months within the framework of the stock purchase program. The maximum number of shares that may be purchased by virtue of this authorization or under the previous authorization may not exceed 10% of the total number of shares constituting the share capital, this amount being periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares the Company holds, either directly or indirectly through its subsidiaries, exceed 10% of the share capital. This authorization will be renewed subject to the approval of the Annual Shareholders’ Meeting of June 1, 2018 through the 5th resolution.

(b)

Based on 10% of the Company’s share capital, and after deducting the shares held by the Company for cancellation and the shares held by the Company to cover the share purchase option plans for Company employees and restricted share grants for Company employees, as well as after deducting the shares held by the subsidiaries.

Total - Form 20-F 2017 - 24

Back to Contents

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

This section presents a summary of significant differences between French corporate governance practices and the NYSE’s corporate governance standards, as required by section 303A.11 of the NYSE Listed Company Manual.

16G.1

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

The principal sources of corporate governance standards in France are the French Commercial Code (Code de commerce), the French Financial and Monetary Code (Code monétaire et financier) and the regulations and recommendations provided by the French Financial Markets Authority (Autorité des marchés financiers, AMF), as well as a number of general recommendations and guidelines on corporate governance, most notably the Corporate Governance Code of Listed Corporations (the “AFEP-MEDEF Code”) published by the two main French business confederations, the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF), the latest version of which was published in November 2016.

The AFEP-MEDEF Code includes, among other things, recommendations relating to the role and operation of the board of directors (creation, composition and evaluation of the board of directors and the audit, compensation and nominations committees) and the independence criteria for board members. Articles L. 820-1 et seq. of the French Commercial Code prohibits statutory auditors from providing certain non-audit services and defines certain criteria for the independence of statutory auditors. In France, the independence of statutory auditors is also monitored by an independent body, the High Council for statutory auditors (Haut Conseil du Commissariat aux Comptes).

For an overview of certain of our corporate governance policies, refer to points 4.1 and 4.2 of chapter 4 of the 2017 Registration Document (starting on page 104), which are incorporated herein by reference.

16G.2

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

French law does not contain any independence requirement for the members of the board of directors of a French company, except for the audit committee, as described below. The AFEP-MEDEF Code recommends, however, that (i) the independant directors should account for half of the members of the board of directors of widely-held corporations without controlling shareholders, and (ii) independent directors should account for at least one-third of board members in controlled companies. Members of the board representing employees and employee shareholders are not taken into account in calculating these percentages. The AFEP-MEDEF Code states that a director is independent when “he or she has no relationship of any kind whatsoever with the corporation, its group or the management that may interfere with his or her freedom of judgment. Accordingly, an independent director is understood to be any non-executive director of the corporation or the group who has no particular bonds of interest (significant shareholder, employee, other) with them.” The AFEP-MEDEF Code also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE listing standards, as recently amended, although the specific tests under the two standards may vary on some points.

As noted in the AFEP-MEDEF Code, “qualification as an independent director should be discussed by the appointments committee […] and decided on by the board on the occasion of the appointment of a director, and annually for all directors.”

For an overview of the Company’s Board of Directors’ assessment of the independence of the Company’s Directors, including a description of the Board’s independence criteria, refer to point 4.1.1.4 of chapter 4 of the 2017 Registration Document (starting on page 116), which is incorporated herein by reference.

16G.3

Representation of women on corporate boards

The French Commercial Code provides for legally binding quotas to balance gender representation on boards of directors of French listed companies, requiring that each gender represent at least 40%. Directors representing the employees are not taken into account in calculating this percentage. When the board of directors consists of a maximum of eight members, the difference between the number of directors of each gender should not be higher than two. Any appointment of a director made in violation of these rules will be declared null and void and payment of the directors’ compensation will be suspended until the board composition is compliant with the required quota (the suspension of the directors’ compensation will also be disclosed in the management report). However, if a director whose appointment is null and void takes part in decisions of the board of directors, such decisions are not declared automatically null and void by virtue thereof. As of March 14, 2018, the Company’s Board of Directors had six male and six female members. Therefore, excluding the director representing employees in accordance with French law, the proportion of women on the Board was 45.5%.

Total - Form 20-F 2017 - 25

Back to Contents

16G.4

Board committees

16G.4.1

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

The AFEP-MEDEF Code recommends, however, that the board of directors sets up, in addition to the audit committee required by French law, a nominations committee and a compensation committee. The AFEP-MEDEF Code also recommends that at least two-thirds of the audit committee members and a majority of the members of each of the compensation committee and the nominations committee be independent directors. It is recommended that the chairman of the compensation committee be independent and that one of its members be an employee director. None of those three committees should include any Executive Officer(1).

TOTAL has established an Audit Committee, a Governance and Ethics Committee, a Compensation Committee and a Strategy & CSR Committee. As of March 14, 2018, the composition of these Committees was as follows:

¬

the Audit Committee had four members, 100% of whom have been deemed independent by the Board of Directors;

¬

the Governance and Ethics Committee had three members, 100% of whom have been deemed independent by the Board of Directors;

¬

the Compensation Committee had four members, 100% of whom have been deemed independent by the Board of Directors (according to point 8.3 of the AFEP-MEDEF Code, directors representing the employee shareholders and directors representing employees are not taken into account when determining this percentage); and

¬

the Strategy & CSR Committee had five members. With the exception of Mr. Pouyanné, who chairs the committee, all members of this Committee have been deemed independent by the Board of Directors.

For a description of the scope of each Committee’s activity and the independence assessment of each member, see point 4.1.2.3 of chapter 4 of the 2017 Registration Document (starting on page 127), which is incorporated herein by reference.

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

16G.4.2

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

Article L. 823-19 of the French Commercial Code requires the board of directors of companies listed in France to establish an audit committee, at least one member of which must be an independent director and must be competent in finance, accounting or statutory audit procedures. The AFEP-MEDEF Code provides that at least two-thirds of the directors on the audit committee be independent and that the audit committee should not include any Executive Officer. Under NYSE rules, in the absence of an applicable exemption, audit committees are required to satisfy the independence requirements under Rule 10A-3 of the Exchange Act. TOTAL’s Audit Committee consists of three directors, all of whom meet the independence requirements under Rule 10A-3.

The duties of the Company’s Audit Committee, in line with French law and the AFEP-MEDEF Code, are described in point 4.1.2.3 of chapter 4 of the 2017 Registration Document (starting on page 127), which is incorporated herein by reference. The Audit Committee regularly reports to the Board of Directors on the fulfillment of its tasks, the results of the financial statements certification process and the contribution of such process to guaranteeing the financial information’s integrity.

One structural difference between the legal status of the audit committee of a U.S.-listed company and that of a French-listed company concerns the degree of the committee’s involvement in managing the relationship between the company and the auditors. French law requires French companies that publish consolidated financial statements, such as TOTAL S.A., to have two co-statutory auditors. While the NYSE listing standards require that the audit committee of a U.S.-listed company have direct responsibility for the appointment, compensation, retention and oversight of the work of the auditor, French law provides that the election of the co-statutory auditors is the sole responsibility of the shareholders duly convened at a shareholders’ meeting. In making their decision, the shareholders may rely on proposals submitted to them by the board of directors based on recommendations from the audit committee. The shareholders elect the statutory auditors for an audit period of six financial years. The statutory auditors may only be revoked by a court order and only on grounds of professional negligence or incapacity to perform their mission.

(1)

As defined by the AFEP-MEDEF Code, Executive Officers “include the Chairman and Chief Executive Officer, the Deputy chief executive officer(s) of public limited companies with a Board of Directors, the Chairman and members of the Management Board in public limited companies having a Management Board and Supervisory Board and the statutory managers of partnerships limited by shares”.

Total - Form 20-F 2017 - 26

Back to Contents

16G.5

Meetings of non-management directors

The NYSE listing standards require that the non-management directors of a U.S.-listed company meet at regularly scheduled executive sessions without management. French law does not contain such a requirement. The AFEP-MEDEF Code recommends,however, that a meeting not attended by the Executive Officers be organized each year.

Since December 16, 2015, the rules of procedure of the board of directors provide that, with the agreement of the Governance and Ethics Committee, the Lead Independent Director may hold meetings of the directors who do not hold executive or salaried positions on the Board of Directors. He or she reports to the Board of Directors on the conclusions of such meetings.

In December 2017, the Lead Independent Director held a meeting of the independent directors. She subsequently presented a summary of this meeting to the Board of Directors.

Thus, the Board of Directors’ practice is in line with the recommendation made in the AFEP-MEDEF Code.

16G.6

Shareholder approval of compensation

Pursuant to the provisions of the French Commercial Code, as amended, the compensation of the chairman of the board of directors, the chief executive officer and, as the case may be, the deputy chief executive officer(s) in French listed companies shall each year be submitted to the approval of their shareholders. Articles L. 225-37-2 and L. 225-100 of the French Commercial Code provide respectively for an ex ante vote and an ex post vote:

¬

ex ante vote: the shareholders shall each year approve the principles and criteria for determining, allocating and granting the fixed, variable and exceptional components making up the total compensation and the benefits of any kind, attributable to each of the abovementioned officers for the current fiscal year. In the event a resolution is rejected by the shareholders, the preceding already approved compensation policy for the concerned officer will be applicable; and

¬

ex post vote: the shareholders shall each year approve the fixed, variable and exceptional components of the aggregate compensation and benefit of any kinds due or attributable to each of the abovementioned officers for the preceding fiscal year. In the event a resolution is rejected by the shareholders, the variable and exceptional components of the compensation will not be paid to the relevant officer.

16G.7

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

French law requires neither the adoption of such guidelines nor the provision of such certification. The AFEP-MEDEF Code recommends, however, that the board of directors of a French-listed company review its operation annually and perform a formal evaluation at least once every three years, under the leadership of the appointments or nominations committee or an independent director, assisted by an external consultant. TOTAL’s Board of Directors’ most recent formal evaluation took place in early 2016. The AFEP-MEDEF Code also recommends that shareholders be informed of these evaluations each year in the annual report. In addition, Article L. 225-37 of the French Commercial Code requires the board of directors to present to the shareholders a corporate governance report appended to the management report, notably describing the composition of the board and the balanced representation of men and women on the board, the preparation and organization of the Board’s work, as well as the offices and positions of each TOTAL Executive Officer and the compensation received by each such officer. The AFEP-MEDEF Code also includes ethical rules concerning which directors are expected to comply.

16G.8

Code of business conduct and ethics

The NYSE listing standards require each U.S.-listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There were no similar requirements applicable under French law in 2016. Article 17 of Law n° 2016/1691 of December 9, 2016, requires the top management (such as the chairman of the board or chief executive officer) of large French companies to adopt by June 1, 2017, a code of conduct proscribing the different types of behavior being likely to characterize acts of corruption, bribery or influence peddling, which code shall be included in the rules of procedure of the company and be submitted to employee representatives. Under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including TOTAL, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officers and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For a description of the code of ethics adopted by TOTAL, refer to point 3.3.2 of chapter 3 of the 2017 Registration Document (starting on page 88), which is incorporated herein by reference, and “Item 16B. Code of ethics”.

Total - Form 20-F 2017 - 27

Back to Contents

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and Notes thereto included in the 2017 Registration Document (starting on page 233) are incorporated herein by reference.

The reports of the statutory auditors, ERNST & YOUNG Audit and KPMG Audit, a division of KPMG S.A., are included in the following pages:

Total - Form 20-F 2017 - 28

Back to Contents

KPMG Audit Tour EQHO 2 Avenue Gambetta CS 60055 92066 Paris la Défense Cedex France	ERNST & YOUNG Audit 1/2, place des Saisons 92400 Courbevoie – Paris La Défense 1 France

TOTAL S.A.

Registered office: 2, place Jean Millier – La Défense 6 – 92400 Courbevoie – France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TOTAL S.A. and subsidiaries (“the Company”) as of December 31, 2017, 2016 and 2015, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December  31, 2017, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2017, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”, and our report dated March 14, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Paris La Défense, March 14, 2018

KPMG Audit, a division of KPMG S.A.		ERNST & YOUNG Audit
/s/ JACQUES-FRANÇOIS LETHU	/s/ ERIC JACQUET	/s/ ERNST & YOUNG AUDIT
Jacques-François Lethu Partner	Eric Jacquet Partner	ERNST & YOUNG Audit
We or our predecessor firms have served as the Company's auditor since 1996.		We have served as the Company's auditor since 2004.

Total - Form 20-F 2017 - 29

Back to Contents

KPMG Audit Tour EQHO 2 Avenue Gambetta CS 60055 92066 Paris la Défense Cedex France	ERNST & YOUNG Audit 1/2, place des Saisons 92400 Courbevoie – Paris La Défense 1 France

TOTAL S.A.

Registered office: 2, place Jean Millier – La Défense 6 – 92400 Courbevoie – France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS ON THE INTERNAL CONTROL OVER FINANCIAL REPORTING

Year ended December 31, 2017

To the Shareholders and Board of Directors,

Opinion on Internal Control Over Financial Reporting

We have audited TOTAL S.A. and subsidiaries’ (“the Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017, 2016 and 2015, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017 and the related notes (collectively, “the consolidated financial statements”), and our report dated March 14, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

Paris La Défense, March 14, 2018

KPMG Audit, a division of KPMG S.A.		ERNST & YOUNG Audit
/s/ JACQUES-FRANÇOIS LETHU	/s/ ERIC JACQUET	/s/ ERNST & YOUNG AUDIT
Jacques-François Lethu Partner	Eric Jacquet Partner	ERNST & YOUNG Audit

Total - Form 20-F 2017 - 30

Back to Contents

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

1	Bylaws (Statuts) of TOTAL S.A. (as amended through March 8, 2018).
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

7.1	Ratio of earnings to fixed charges.
7.2	Computation of earnings to fixed charges.
8	List of Subsidiaries (see Note 18 to the Consolidated Financial Statements included in the 2017 Registration Document (starting on page 324), which is incorporated herein by reference).
11	Code of Ethics (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2016, filed on March 17, 2017).
12.1	Certification of Chief Executive Officer.
12.2	Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer.
13.2	Certification of Chief Financial Officer.
15.1	Excerpt of the pages and sections of the 2017 Registration Document incorporated herein by reference.
15.2	Consent of ERNST & YOUNG Audit and of KPMG Audit, a division of KPMG S.A.
15.3	Third party report of DeGolyer and MacNaughton.
15.4	Consent of DeGolyer and MacNaughton.
101	XBRL Document.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOTAL S.A.
By:	/s/ PATRICK POUYANNÉ
Name: Patrick Pouyanné Title: Chairman and Chief Executive Officer

Date: March 16, 2018

Total - Form 20-F 2017 - 31