Form 20-F
period 2018-12-31
TOTAL S.A.
filed 2019-03-20
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 1-10888

TOTAL SA.

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

2,640,602,007 Shares, par value €2.50 each, as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer
Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards*** provided pursuant to Section 13(a) of the Exchange Act.

*** The term "new or revised financial accounting standard"refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes   No

Basis of presentation

References in this annual report on Form 20-F to pages and sections of the 2018 Registration Document are references only to those pages and sections of TOTAL’s Registration Document for the year ended December 31, 2018 attached in Exhibit 15.1 to this Form 20-F. Other than as expressly provided herein, the 2018 Registration Document is not incorporated herein by reference.

TOTAL’s Consolidated Financial Statements, which start on page 249 of the 2018 Registration Document and are incorporated herein by reference, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU) as of December 31, 2018.

In addition, this annual report on Form 20-F and the 2018 Registration Document contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance. We believe that presentation of this information, along with comparable GAAP measures, is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies.

Statements regarding competitive position

Unless otherwise indicated, statements made in "Item 4. Information on the company" referring to TOTAL’s competitive position are based on the Company’s estimates, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and TOTAL’s internal assessments of market share based on publicly available information about the financial results and performance of market participants.

Additional information

This annual report on Form 20-F reports information primarily regarding TOTAL’s business, operations and financial information relating to the fiscal year ended December 31, 2018. For more recent updates regarding TOTAL, you may inspect any reports, statements or other information TOTAL files with the United States Securities and Exchange Commission ("SEC"). All of TOTAL’s SEC filings made after December 31, 2001 are available to the public at the SEC website at http://www.sec.gov and from certain commercial document retrieval services. See also "Item 10. - 10.8 Documents on display".

No material on the TOTAL website forms any part of this annual report on Form 20-F. References in this annual report on Form 20-F to documents on the TOTAL website are included as an aid to the location of such documents and such documents are not incorporated by reference.

Certain terms, abbreviations and conversion table

For the meanings of certain terms used in this document, as well as certain abbreviations and a conversion table, refer to the "Glossary" starting on page 423 of the 2018 Registration Document, which is incorporated herein by reference.

Cautionary statement concerning forward-looking statements

TOTAL has made certain forward-looking statements in this document and in the documents referred to in, or incorporated by reference into, this annual report. Such statements are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words "believes", "expects", "anticipates", "intends", "plans", "targets", "estimates" or similar expressions.

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

Various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause actual results to differ materially from those expressed in such forward-looking statements, including:

-material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

-changes in currency exchange rates and currency devaluations;

-the success and the economic efficiency of oil and natural gas exploration, development and production programs, including, without limitation, those that are not controlled and/or operated by TOTAL;

-uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

-uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

-changes in the current capital expenditure plans of TOTAL;

-the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

-the financial resources of competitors;

-changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

-the quality of future opportunities that may be presented to or pursued by TOTAL;

Back to ContentsForm 20-F 2018 TOTAL i

-the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

-the ability to obtain governmental or regulatory approvals;

-the ability to respond to challenges in international markets, including political or economic conditions (including national and international armed conflict) and trade and regulatory matters (including actual or proposed sanctions on companies that conduct business in certain countries);

-the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

-changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

-the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

-the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, please refer to "Item 3. - 3.2 Risk factors", "Item 5. Operating and financial review and prospects" and "Item 11. Quantitative and qualitative disclosures about market risk".

Back to ContentsForm 20-F 2018 TOTAL ii

ITEM 1. Identity of directors, senior management and advisers

Not applicable.

ITEM 2. Offer statistics and expected timetable

Not applicable.

ITEM 3. Key information

3.1        Selected financial data

The following table presents selected consolidated financial data for TOTAL on the basis of IFRS as issued by the IASB and IFRS as adopted by the EU for the years ended December 31, 2018, 2017, 2016, 2015 and 2014. Effective January 1, 2014, TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the Euro to the US Dollar. ERNST & YOUNG Audit and KPMG Audit, a division of KPMG S.A., independent registered public accounting firms and the Company’s auditors, audited the historical Consolidated Financial Statements of TOTAL for these periods from which the financial data presented below for such periods are derived. All such data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto starting on page 249 of the 2018 Registration Document, which are incorporated herein by reference.

(M$, except share and per share data)	2018	2017	2016	2015	2014
INCOME STATEMENT DATA
Revenues from sales	184,106	149,099	127,925	143,421	212,018
Net income, Group share	11,446	8,631	6,196	5,087	4,244
Earnings per share ($)	$4.27	$3.36	$2.52	$2.17	$1.87
Fully diluted earnings per share ($)	$4.24	$3.34	$2.51	$2.16	$1.86
CASH FLOW STATEMENT DATA
Cash flow from operating activities	24,703	22,319	16,521	19,946	25,608
Total expenditures	22,185	16,896	20,530	28,033	30,509
BALANCE SHEET DATA
Total assets	256,762	242,631	230,978	224,484	229,798
Non-current financial debt	40,129	41,340	43,067	44,464	45,481
Non-controlling interests	2,474	2,481	2,894	2,915	3,201
Shareholders’ equity - Group share	115,640	111,556	98,680	92,494	90,330
- Common shares	8,227	7,882	7,604	7,670	7,518
DIVIDENDS
Dividend per share (€)	€2.56 (a)	€2.48	€2.45	€2.44	€2.44
Dividend per share ($)	$2.94 (a) (b)	$2.96	$2.61	$2.67	$2.93
COMMON SHARES (c)
Average number outstanding of common shares €2.50 par value (shares undiluted)	2,607,456,934	2,481,802,636	2,379,182,155	2,295,037,940	2,272,859,512
Average number outstanding of common shares €2.50 par value (shares diluted)	2,623,716,444	2,494,756,413	2,389,713,936	2,304,435,542	2,281,004,151

(a)  Subject to approval by the shareholders’ meeting on May 29, 2019.

(b)  Estimated dividend in dollars includes the first quarterly interim ADR dividend of $0.74 paid in October 2018 and the second quarterly interim ADR dividend of $0.74 paid in January 2019, as well as the third quarterly interim ADR dividend of $0.73 payable in April 2019 and the proposed final interim ADR dividend of $0.73 payable in June 2019, both converted at a rate of $1.15/€.

(c)  The number of common shares shown has been used to calculate per share amounts.

Back to ContentsForm 20-F 2018 TOTAL 1

3.2        Risk factors

The Group and its businesses are subject to various risks relating to changing competitive, economic, political, legal, social, industry, business and financial conditions, including changes in such conditions. Point 3.1 ("Risk factors") of chapter 3 of the 2018 Registration Document (starting on page 74) is incorporated herein by reference.

For additional information on these conditions, along with TOTAL’s approaches to managing certain of these risks, please refer to "Item 5. Operating and financial review and prospects" and "Item 11. Quantitative and qualitative disclosures about market risk", as well as points 3.3 ("Internal control and risk management procedures") and 3.5 ("Vigilance Plan") of chapter 3 (starting on pages 86 and 93, respectively) of the 2018 Registration Document, which are incorporated herein by reference.

ITEM 4. Information on the company

The following information providing an integrated overview of the Group from the 2018 Registration Document is incorporated herein by reference:

-presentation of the Group and its governance (point 1.1 of chapter 1, starting on page 4);

-the Group’s collective ambition and strategy (point 1.2 of chapter 1, on page 9);

-history, employees, integrated business model and geographic presence (point 1.3 of chapter 1, starting on page 10);

-an overview of the Group’s R&D, investment policy and sustainable development initiatives (point 1.5 of chapter 1, on page 23); and

-organizational structure (point 1.6 of chapter 1, starting on page 26).

The following information providing an overview of the Group’s businesses and activities from the 2018 Registration Document is incorporated herein by reference:

-business overview for fiscal year 2018 (points 2.1 to 2.4 of chapter 2, starting on page 32);

-information concerning the Group’s principal capital expenditures and divestitures (point 2.5 of chapter 2, starting on page 68). See also "Item 5. Operating and financial review and prospects"; and

-geographical breakdown of the Group’s sales, property, plants and equipment, intangible assets and capital expenditures over the past three years (Note 4 to the Consolidated Financial Statements, on page 276).

The following other information from the 2018 Registration Document is incorporated herein by reference:

-insurance policy (point 3.4 of chapter 3, starting on page 92);

-non-financial performance (points 5.1 to 5.11 of chapter 5, starting on page 179); and

-investor relations (point 6.6 of chapter 6, starting on page 239).

ITEM 4A. Unresolved staff comments

None.

ITEM 5. Operating and financial review and prospects

This section is the Company’s analysis of its financial performance and of significant trends that may affect its future performance. It should be read in conjunction with the Consolidated Financial Statements and the Notes thereto in the 2018 Registration Document (starting on page 249), which are incorporated herein by reference. The Consolidated Financial Statements and the Notes thereto are prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU.

This section contains forward-looking statements that are subject to risks and uncertainties. For a list of important factors that could cause actual results to differ materially from those expressed in the forward-looking statements, see "Cautionary Statement Concerning Forward-Looking Statements" starting on page i.

Critical accounting policies and standards applicable in the future

For an overview of TOTAL’s critical accounting policies, including policies involving management’s judgment and estimates and significant accounting policies applicable in the future, refer to the Introduction and Note 1.2 ("Significant accounting policies applicable in the future") of the Notes to the Consolidated Financial Statements in the 2018 Registration Document (starting on pages 260 and 262, respectively), which is incorporated herein by reference.

5.1        Overview

TOTAL’s results are affected by a variety of factors, including changes in crude oil and natural gas prices as well as refining and marketing margins, which are all generally expressed in dollars, and changes in exchange rates, particularly the value of the euro compared to the dollar. Higher crude oil and natural gas prices generally have a positive effect on the income of TOTAL, since the Exploration & Production segment’s oil and gas business and Gas, Renewables & Power segment’s downstream gas business are positively impacted by the resulting increase in revenues. Lower crude oil and natural gas prices generally have a corresponding negative effect. The effect of changes in crude oil prices on the activities of TOTAL’s Refining & Chemicals and Marketing & Services segments depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. TOTAL’s results are also significantly affected by the costs of its activities, in particular those related to exploration and production, and by the outcome of its strategic decisions with respect to cost reduction efforts. In addition,

Back to ContentsForm 20-F 2018 TOTAL 2

TOTAL’s results are affected by general economic and political conditions and changes in governmental laws and regulations, as well as by the impact of decisions by OPEC on production levels. For more information, refer to "Item 3. - 3.2 Risk factors".

Benefiting from the rise of oil prices to $71/b on average in 2018 compared to $54/b in 2017, while remaining volatile, the Group reported adjusted net income of $13.6 billion in 2018, an increase of 28%, a return on average capital employed close to 12%, the highest among the majors, and a pre-dividend breakeven below $30/b.

These excellent results reflect the strong growth of more than 8% for the Group’s hydrocarbon production, which reached a record level of 2.8 Mboe/d in 2018 and led to a 71% increase in Exploration & Production’s adjusted net operating income. The year was highlighted by the start-up of Ichthys in Australia, Yamal LNG in Russia, deep-water projects Kaombo Norte in Angola and Egina in Nigeria, as well as the counter-cyclical acquisitions of Maersk Oil and new offshore licenses in the United Arab Emirates.

TOTAL’s net income (Group share) in 2018 increased by 33% to $11,446 million in 2018 compared to $8,631 million in 2017, mainly due to higher hydrocarbon prices and growth of the Group’s production. Adjustments to net income (Group share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had a negative impact of $2,113 million in 2018. Excluding these items, as mentioned above, adjusted net income (Group share) increased by 28% to $13,559 million in 2018, compared to $10,578 million in 2017, in line with the contribution from the segments. For additional information, refer to "- 5.2 Group results 2016-2018" and "- 5.3 Business segment reporting", below.

In addition, the Group maintained its financial discipline. Net investments (1) were $15.6 billion in 2018, in line with its objective, and $4.2 billion in cost reduction was achieved. Debt adjusted cash flow (DACF) (2) was $26 billion in 2018, driven largely by the 31% increase in cash flow from Exploration & Production. The Group’s balance sheet was solid with a gearing (3) ratio of 15.5%, below the target limit of 20%.

The Group is continuing to expand along the value chain of integrated gas and low-carbon electricity. With its acquisition of Engie’s LNG assets TOTAL is the second largest publicly-traded player in the LNG business, and its position will be strengthened with the 2019 start-up of the Cameron LNG project. In addition, the Group accelerated its growth in low-carbon electricity, notably with the acquisition of Direct Énergie.

In an environment of lower European refining margins, the Downstream relied on the availability of its units and the diversity of its portfolio to generate $6.5 billion of cash flow and profitability of more than 25%. The Group is continuing to implement its strategy for growth in petrochemicals by launching projects in the United States, Saudi Arabia, South Korea and Algeria. TOTAL has also continued to expand Marketing & Services in fast-growing areas, notably in Mexico, Brazil and Angola.

Conforming to the shareholder return policy announced in February 2018, the Group increased the 2018 dividend by 3.2% and bought back $1.5 billion of its shares in 2018. Given the solid financial position, which is benefiting from growing cash flow, the Board of Directors confirmed the shareholder return policy for 2019. It plans to increase the interim dividend by 3.1% to 0.66 euros per share, end the scrip dividend option following the general assembly meeting, and continue the share buyback policy in the amount of $1.5 billion in a $60/b environment.

Outlook

Since the start of 2019, Brent has traded around $60/b in a context of oil supply and demand near the record-high level of 100 Mb/d. In a volatile environment, the Group is pursuing its strategy for integrated growth along the oil, gas and low-carbon electricity chains.

The Group has clear visibility on its 2019 cash flow, supported by the strong contribution of project start-ups in 2018 and recent acquisitions.

The Group maintains financial discipline to reduce its breakeven to remain profitable across a broader range of environments. In particular, it is targeting cost reductions of $4.7 billion, projected net investments of $15-16 billion in 2019 and an Opex target of $5.5/boe.

In Exploration & Production, production is expected to grow by more than 9% in 2019, thanks to the ramp-ups of Kaombo Norte, Egina and Ichthys plus the start-ups of Iara 1 in Brazil, Kaombo South in Angola, Culzean in the UK and Johan Sverdrup in Norway. Determined to take advantage of the favorable cost environment, the Group plans to launch projects in 2019, notably including Mero 2 in Brazil, Tilenga and Kingfisher in Uganda and Arctic LNG 2 in Russia.

The Group is pursuing its strategy for profitable growth along the integrated gas and low-carbon electricity chains. Effective 2019, the Group will report the new iGRP segment (integrated Gas, Renewables & Power) which combines the Gas, Renewables & Power segment with the upstream gas and LNG activities currently reported within the Exploration & Production segment.

Affected by an abundance of available products, European refining margins have been very volatile since the start of the year. In 2019, the Downstream will continue to rely on its diversified portfolio, notably its integrated Refining & Chemical platforms in the U.S. and Asia-Middle East as well as its non-cyclical Marketing & Services segment.

In this context, the Group is continuing to implement its shareholder return policy announced in February 2018, by increasing the dividend in 2019 by 3.1%, in line with the objective to increase the dividend by 10% over the 2018-20 period. Taking into account its strong financial position, the Group will eliminate the scrip dividend option from June 2019. Within the framework of its program to buy back $5 billion of shares over the 2018-20 period, the Group expects to buy back $1.5 billion of its shares in 2019 in a $60/b Brent environment (for additional information concerning the Group’s dividends and dividend policy, refer to point 6.2 of chapter 6 (starting on page 229) of the 2018 Registration Document, which is incorporated herein by reference).

(1)  Net investments = gross investments - divestments - repayment of non-current loans - other operations with non-controlling interests.

(2)  DACF= debt adjusted cash flow, is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges.

(3)  "Gearing" refers to the net-debt-to-capital-ratio. "Net-debt-to-capital-ratio"= net debt/ (net debt + shareholders’ equity). For additional information, refer to Note 15.1(E) ("Net-debt-to-capital ratio") to the Consolidated Financial Statements in the 2018 Registration Document (on page 325), which is incorporated herein by reference.

Back to ContentsForm 20-F 2018 TOTAL 3

5.2        Group results 2016-2018

As of and for the year ended December 31, (M$, except per share data)	2018	2017	2016
Non-Group sales	209,363	171,493	149,743
Adjusted net operating income from business segments (a)
- Exploration & Production	10,210	5,985	3,217
- Gas, Renewables & Power	756	485	439
- Refining & Chemicals	3,379	3,790	4,195
- Marketing & Services	1,652	1,676	1,559
Net income (loss) from equity affiliates	3,170	2,015	2,214
Fully-diluted earnings per share ($)	4.24	3.34	2.51
Fully-diluted weighted-average shares (millions)	2,624	2,495	2,390
Net income (Group share)	11,446	8,631	6,196
Gross investments (b)	22,185	16,896	20,530
Divestments (c)	7,239	5,264	2,877
Net investments (d)	15,568	11,636	17,757
Organic investments (e)	12,426	14,395	17,484
Resource acquisitions (f)	4,493	714	780
Cash flow from operating activities	24,703	22,319	16,521
Of which:			.
- (increase)/decrease in working capital (g)	769	827	(1,119)
- financial charges	(1,538)	(1,048)	(593)

(a)  Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes in fair value. See "- 5.3 Business segment reporting" below for further details.

(b)  Including acquisitions and increases in non-current loans. For additional information on investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference.

(c)  Including divestments and reimbursements of non-current loans.

(d)  "Net investments" = gross investments - divestments - repayment of non-current loans - other operations with non-controlling interests. For additional information on investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference.

(e)  "Organic investments" = net investments, excluding acquisitions, divestments and other operations with non-controlling interests. For additional information on investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference.

(f)  "Resource acquisitions"= acquisition of a participating interest in an oil and gas mining property by way of an assignment of rights and obligations in the corresponding permit or license and related contracts, with a view to producing the recoverable oil and gas.

(g)  The change in working capital as determined using the replacement cost method was $174 million in 2018, $1,184 million in 2017 and $(467) million in 2016. For information on the replacement cost method, refer to Note 3 ("Business segment information") to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 265), which is incorporated herein by reference.

2018 vs. 2017

The Brent price rose to $71/b on average in 2018 from $54/b in 2017, while remaining volatile. In 2018, TOTAL’s average liquids price realization (1) increased by 28% to $64.2/b in 2018 from $50.2/b in 2017. TOTAL’s average gas price realization (2) increased by 17% to $4.78/Mbtu in 2018 from $4.08/Mbtu in 2017. The Group’s European Refining Margin Indicator ("ERMI") (3) decreased by 21% to $32.3/t on average in 2018 compared to $40.9/t in 2017, mainly due to rising crude oil prices.

The euro-dollar exchange rate averaged $1.1810/€ in 2018, compared to $1.1297/€ in 2017.

Non-Group sales were $209,363 million in 2018 compared to $171,493 million in 2017, an increase of 22% reflecting the increased hydrocarbon prices and Group production. Non-Group sales increased 30% for the Exploration & Production segment, 26% for the Gas, Renewables & Power segment, 22% for the Refining & Chemicals segment and 21% for the Marketing & Services segment.

Net income (Group share) in 2018 increased by 33% to $11,446 million in 2018 compared to $8,631 million in 2017, mainly due to higher hydrocarbon prices and growth of the Group’s production. Adjustments to net income (Group share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had a negative impact of $2,113 million in 2018, mainly due to an inventory effect and an impairment on Ichthys related to the sale of a partial interest by the Group, as well as the impairment of production facilities by SunPower (4). For a detailed overview of adjustment items for 2018, refer to Note 3 to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 265), which is incorporated herein by reference. In 2017, adjustments to net income (Group share), which included special items of $(2,213) million and after-tax inventory valuation effect of $282 million, had a negative impact on net income (Group share) of $1,947 million. Special items in 2017 included mainly an impairment of Fort Hills in Canada (following the operator announcement of the increase of the project’s costs), Gladstone LNG in Australia and assets in Congo, partially offset by a gain on the sale of Atotech. Excluding these items, adjusted net income increased by 28% to $13,559 million in 2018, compared to $10,578 million in 2017, in line with the contribution from the segments.

Income taxes in 2018 amounted to $6,516 million, 2.2 times higher than $3,029 million in 2017, due to the relative weight and higher tax rates in the Exploration & Production segment in a higher hydrocarbon price environment.

(1)  Consolidated subsidiaries, excluding fixed margins.

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

(4)  As of December 31, 2018, TOTAL held an interest of 55.66% in SunPower, an American company listed on NASDAQ and based in California.

Back to ContentsForm 20-F 2018 TOTAL 4

In 2018, the Company bought back 72,766,481 TOTAL shares on the market, i.e., 2.76% of the Company’s outstanding share capital as of December 31, 2018. See also "- 5.4.4 Shareholders’ equity", below. In 2017, the Company did not buy back any shares.

Fully-diluted earnings per share was $4.24 in 2018 compared to $3.34 in 2017, an increase of 27%.

Asset sales completed were $5,172 million for the full-year 2018, comprised mainly of the sale of a 4% interest in the Ichthys project in Australia and the sale of the Group’s share of the LNG re-gas terminal at Dunkirk, as well as the sale of Joslyn in Canada, Rabi in Gabon, the Martin Linge and Visund fields in Norway, an interest in Fort Hills in Canada, SunPower’s sale of its interest in 8point3, the marketing activities of TotalErg in Italy, the Marketing & Services network in Haiti, and the contribution of the Bayport polyethylene unit in the United States to the joint venture formed with Borealis and Nova in which TOTAL holds 50%. Asset sales were $4,239 million in 2017.

Acquisitions completed were $8,314 million for the full-year in 2018, including $4,493 million in resource acquisitions, comprised of the extension of licenses in Nigeria and the acquisition of a network of service stations in Brazil, as well as notably the acquisitions of Direct Énergie, Engie’s LNG business, the increase in the share of Novatek to 19.4%, interests in the Iara and Lapa fields in Brazil, two new 40-year offshore concessions in Abu Dhabi, which follow the previous Abu Dhabi Marine Areas Ltd (ADMA) offshore concession, and the acquisition of offshore assets from Cobalt in the Gulf of Mexico. Acquisitions were $1,476 million in 2017, including $714 million in resource acquisitions.

The Group’s cash flow from operating activities for the full-year 2018 was $24,703 million, an increase of 11% compared to $22,319 million for the full-year 2017. The change in working capital at replacement cost for the full-year 2018, which is the decrease in working capital of $769 million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $(595) million, was $174 million compared to $1,184 million for the full-year 2017. Operating cash flow excluding the change in working capital at replacement cost for the full year 2018 was $24,529 million, an increase of 16% compared to $21,135 million for the full-year 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges (DACF) for the full-year 2018 was $26,067 million, an increase of 18% compared to $22,183 million for the full-year 2017. The Group’s net cash flow (1) was $8,961 million for the full-year 2018 compared to $9,499 million for the full-year 2017, due to an increase of $3,932 million in net investments partially offset by a $3,394 million increase in operating cash flow before changes in working capital.

See also "- 5.4 Liquidity and Capital Resources", below.

2017 vs. 2016

The Brent price rose to $54/b on average in 2017 from $44/b in 2016 while remaining volatile. In 2017, TOTAL’s average liquids price realization increased by 25% to $50.2/b from $40.3/b in 2016. TOTAL’s average natural gas price realization for the Group’s consolidated subsidiaries increased by 15% to $4.08/Mbtu in 2017 from $3.56/Mbtu in 2016. The Group’s ERMI increased to $40.9/t on average in 2017 compared to $34.1/t in 2016, an increase of 20% due to elevated petroleum product demand. In the fourth quarter of 2017, the ERMI was $35.5/t. Petrochemicals continued to benefit from a favorable environment albeit down compared to a year ago.

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

(1)  "Net cash flow"= cash flow from operating activities before working capital changes at replacement costs - net investments (including other transactions with non-controlling interests).

Back to ContentsForm 20-F 2018 TOTAL 5

The Group’s cash flow from operating activities for the full-year 2017 was $22,319 million, an increase of 35% compared to $16,521 million in 2016. The change in working capital at replacement cost for the full-year 2017, which is the decrease in working capital of $827 million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $357 million, was $1,184 million compared to $(467) million in 2016. Operating cash flow excluding the change in working capital at replacement cost for the full-year 2017 was $21,135 million, an increase of 24% compared to $16,988 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges (DACF) was $22,183 million, an increase of 26% compared to $17,581 million in 2016. The Group’s net cash flow was $9,499 million for the full-year 2017 compared to $(769) million in 2016, mainly due to the nearly $4 billion increase in operating cash flow before working capital changes, the decrease in net investments related to the $3 billion decrease in organic investments and the sale of Atotech.

See also "- 5.4 Liquidity and Capital Resources", below.

5.3        Business segment reporting

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

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

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s audited Consolidated Financial Statements, see Note 3 to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 265), which is incorporated herein by reference.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above. For further discussion of the calculation of net operating income and the calculation of return on average capital employed (ROACE (1)), see Note 3 to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 265), which is incorporated herein by reference.

As of January 1, 2018, the reporting of the cash flow from operations at the segment level changed due to the transfer of financial charges to the Corporate segment. The Corporate segment includes the Group’s holdings operating and financial activities. As a result of this change in reporting, the 2017 and 2016 comparative information is restated at the segment level.

(1)  "ROACE" = ratio of adjusted net operating income to average capital employed at replacement cost between the beginning and the end of the period.

Back to ContentsForm 20-F 2018 TOTAL 6

5.3.1     Exploration & Production segment

Environment - liquids and gas price realizations (a)	2018	2017	2016
Brent ($/b)	71.3	54.2	43.7
Average liquids price ($/b)	64.2	50.2	40.3
Average gas price ($/Mbtu)	4.78	4.08	3.56
Average hydrocarbons price ($/boe)	51.0	38.7	31.9

(a)  Consolidated subsidiaries, excluding fixed margins.

Hydrocarbon production	2018	2017	2016
Combined production (kboe/d)	2,775	2,566	2,452
Oil (including bitumen) (kb/d)	1,378	1,167	1,088
Gas (including Condensates and associated LPG) (kboe/d)	1,397	1,399	1,364

Hydrocarbon production	2018	2017	2016
Combined production (kboe/d)	2,775	2,566	2,452
Liquids (kb/d)	1,566	1,346	1,271
Gas (Mcf/d)	6,599	6,662	6,447

Results (M$)	2018	2017	2016
Non-Group sales	10,989	8,477	7,629
Operating income (a)	12,570	2,792	(431)
Net income (loss) from equity affiliates and other items	2,686	1,546	1,375
Effective tax rate (b)	46.5%	41.2%	27.7%
Tax on net operating income	(6,068)	(2,233)	401
Net operating income (a)	9,188	2,105	1,345
Adjustments affecting net operating income	1,022	3,880	1,872
Adjusted net operating income (c)	10,210	5,985	3,217
- of which income from equity affiliates	2,341	1,542	1,363
Gross investments (d)	15,282	12,802	16,085
Divestments (e)	4,952	1,918	2,187
Organic investments (f)	9,186	11,310	14,464
ROACE	9%	6%	3%

(a)  For the definitions of "operating income" and "net operating income", refer to Note 3 to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 265), which is incorporated herein by reference.

(b)  "Effective tax rate" = tax on adjusted net operating income/(adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

(c)  Adjusted for special items. See Note 3 to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 265), which is incorporated herein by reference.

(d)  Including acquisitions and increases in non-current loans. For additional information on investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference.

(e)  Including divestments and reimbursements of non-current loans.

(f)  "Organic investments" = net investments, excluding acquisitions, divestments and other operations with non-controlling interests. For additional information on investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference.

2018 vs. 2017

In 2018, market conditions were more favorable than in 2017. The average realized price of liquids increased by 28% and the average realized gas price by 17%.

For the full-year 2018, hydrocarbon production was 2,775 kboe/d, an increase of more than 8% compared to 2,566 in 2017, due to:

-+9% for start-ups and ramp-ups on new projects, notably Yamal LNG, Moho Nord, Fort Hills, Kashagan, Kaombo Norte and Ichthys.

-+3% portfolio effect. The addition of Maersk Oil, Al Shaheen in Qatar, Waha in Libya, Lapa and Iara in Brazil as well as the acquisition of an additional 0.5% of Novatek were partially offset by the expiration of the Mahakam permit at the end of 2017 and the sales of Visund in Norway and Rabi in Gabon.

--4% for natural field declines and PSC price effect (1).

(1)  The "PSC price effect" refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production generally decreases.

Back to ContentsForm 20-F 2018 TOTAL 7

For a discussion of the Group’s proved reserves, refer to point 2.1.3 ("Reserves") of chapter 2 of the 2018 Registration Document (starting on page 34), which is incorporated herein by reference. See also point 9.1 ("Oil and gas information pursuant to FASB Accounting Standards Codification 932") of chapter 9 of the 2018 Registration Document (starting on page 362), which is incorporated herein by reference, for additional information on proved reserves, including tables showing changes in proved reserves by region.

Non-Group sales for the Exploration & Production segment in 2018 were $10,989 million compared to $8,477 million in 2017, an increase of 30%.

The segment’s adjusted net operating income was $10,210 million in 2018, an increase of 71% compared to $5,985 million in 2017, due to the increase in hydrocarbon prices, despite a tax rate that increased in line with the increase in hydrocarbon prices, and strong production growth.

The effective tax rate increased from 41.2% in 2017 to 46.5% in 2018, in line with the increase in oil prices.

Adjusted net operating income for the Exploration & Production segment excludes special items. In 2018, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $1,022 million due to the impairment on Ichthys related to the sale of a partial interest by the Group and other assets mainly located in Algeria, Colombia and Congo (for additional information, refer to Note 3 to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 265), which is incorporated herein by reference). In 2017, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $3,880 million. Special items mainly included impairments of Fort Hills in Canada (following the operator announcement of the increase of the project’s costs), Gladstone LNG in Australia, assets in the Republic of the Congo and gas assets in the United Kingdom, as well as assets in the United States and Norway.

Technical costs (1) for consolidated affiliates, calculated in accordance with ASC 932 (2), continued decreasing to $18.9/boe in 2018, including $5.7/boe of production costs, compared to $19.5/boe in 2017, including $5.4/boe of production costs.

The segment’s cash flow from operating activities excluding financial charges for the full-year 2018 was $19,803 million, an increase of 54% compared to $12,821 million for the full-year 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges for the full-year 2018 was $19,374 million, an increase of 31% compared to $14,753 million for the full-year 2017. Operating cash flow before working capital changes less organic investments for the full-year 2018 was $10,210 million compared to $5,985 million in 2017, an increase of 71%.

For information on the segment’s capital expenditures, refer to points 2.1.2 ("Exploration and development") (on page 34) and 2.5 ("Investments") (starting on page 68) of chapter 2 of the 2018 Registration Document, which are incorporated herein by reference. See also "- 5.4 Liquidity and Capital Resources", below.

In this context, the segment’s ROACE for the full-year 2018 was 9% compared to 6% for the full-year 2017.

2017 vs. 2016

In 2017, market conditions were more favorable than in 2016. The average realized price of liquids increased by 25% and the average realized gas price by 15%.

For the full-year 2017, hydrocarbon production was 2,566 thousand barrels of oil equivalent per day (kboe/d), an increase of 5% compared to 2,452 kboe/d in 2016, due to the following:

-+5% due to new start-ups and ramp-ups, notably Moho Nord, Kashagan, Edradour and Glenlivet, and Angola LNG;

-+2% portfolio effect, mainly due to taking over the giant Al Shaheen oil field concession in Qatar and acquiring an additional 75% interest in the Barnett shale in the United States, partially offset by the exit from the southern sector in the Republic of the Congo and asset sales in Norway;

-+1% related to improved security conditions in Libya and Nigeria; and

--3% due to natural field decline, the PSC price effect and OPEC quotas.

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

Adjusted net operating income for the Exploration & Production segment excludes special items. The exclusion of special items had a positive impact on the segment’s adjusted net operating income in 2017 of $3,880 million. Special items mainly included impairments of Fort Hills in Canada (following the operator announcement of the increase of the project’s costs), Gladstone LNG in Australia, assets in the Republic of the Congo and gas assets in the United Kingdom, as well as assets in the United States and Norway. In 2016, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $1,872 million. Special items mainly included impairments on Gladstone LNG in Australia, Angola LNG and Laggan-Tormore in the United Kingdom, reflecting the decrease in gas price assumptions for the coming years.

Technical costs for consolidated affiliates, calculated in accordance with ASC 932 continued to fall, to $19.5/boe in 2017 compared to $20.4/boe in 2016. This decrease was mainly due to the reduction in production costs from $5.9/boe in 2016 to $5.4/boe in 2017.

The segment’s cash flow from operating activities excluding financial charges for the full-year 2017 was $12,821 million, an increase of 30% compared to $9,866 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges was $14,753 million compared to $10,592 million in 2016, an increase of 39%.

In this context, the segment’s ROACE for the full-year 2017 was 6% compared to 3% for the full-year 2016.

(1)  "Technical costs" = (Production costs ASC932 + exploration charges + depreciation, depletion and amortization and valuation allowances ASC 932)/ Production ASC932 of the year

(2)  Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 932, Extractive industries - Oil and Gas.

Back to ContentsForm 20-F 2018 TOTAL 8

5.3.2     Gas, Renewables & Power segment

Results (M$)	2018	2017	2016
Non-Group sales	16,136	12,854	10,124
Operating income (a)	(140)	(276)	(161)
Net income (loss) from equity affiliates and other items	318	31	71
Tax on net operating income	(173)	(140)	(4)
Net operating income (a)	5	(385)	(94)
Adjustments affecting net operating income	751	870	533
Adjusted net operating income (b)	756	485	439
Gross investments (c)	3,539	797	1,221
Divestments (d)	931	73	166
Organic investments (e)	511	353	270
ROACE	11%	10%	9%

(a)  For the definitions of "operating income" and "net operating income", refer to Note 3 to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 265), which is incorporated herein by reference.

(b)  Adjusted for special items. See Note 3 to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 265), which is incorporated herein by reference.

(c)  Including acquisitions and increases in non-current loans. For additional information on investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference.

(d)  Including divestments and reimbursements of non-current loans.

(e)  "Organic investments" = net investments, excluding acquisitions, divestments and other operations with non-controlling interests. For additional information on investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference.

2018 vs. 2017

Non-Group sales for the Gas, Renewables & Power segment in 2018 were $16,136 million compared to $12,854 million in 2017, an increase of 26%.

The segment’s adjusted net operating income was $756 million in 2018, 1.6 times higher than $485 million in 2017, notably due to the good performance of LNG and gas/power trading activities. The acquisitions of Direct Énergie and the LNG business of Engie account for the increase in investments to $3.5 billion in the full-year 2018, 4.4 times higher than $797 million in the full-year 2017.

Adjusted net operating income for the Gas, Renewables & Power segment excludes special items. The exclusion of special items had a positive impact on the segment’s adjusted net operating income in 2018 of $751 million. Special items included the impairment of production facilities by SunPower (for additional information, refer to Note 3(D) to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 275), which is incorporated herein by reference). In 2017, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $870 million.

The segment’s cash flow from operating activities excluding financial charges for the full-year 2018 was $(670) million compared to $1,055 million for the full-year 2017. The increase in working capital related to the consolidation of the acquisitions of Direct Énergie and the LNG business of Engie was mainly responsible for the negative cash flow from operations in the full-year 2018. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges was $513 million for the full-year 2018, an increase of 74% compared to $294 million for the full-year 2017.

For information on the segment’s investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference. See also "- 5.4 Liquidity and Capital Resources", below.

In this context, the segment’s ROACE for the full-year 2018 was 11% compared to 10% for the full year 2017.

2017 vs. 2016

Non-Group sales for the Gas, Renewables & Power segment in 2017 were $12,854 million compared to $10,124 million in 2016, an increase of 27%.

The segment’s adjusted net operating income was $485 million in 2017, an increase of 10% compared to $439 million in 2016.

Adjusted net operating income for the Gas, Renewables & Power segment excludes special items. The exclusion of special items had a positive impact on the segment’s adjusted net operating income in 2017 of $870 million. Special items included an impairment concerning SunPower (1) in the United States given the depressed economic environment of the solar activity. In 2016, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $533 million.

The segment’s cash flow from operating activities excluding financial charges for the full-year 2017 was $1,055 million, an increase of 79% compared to $589 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges was $294 million compared to $176 million in 2016, an increase of 67%.

In this context, the segment’s ROACE for the full-year 2017 was 10% compared to 9% for the full year 2016.

(1)  At December 31, 2017, TOTAL held an interest of 56.26% in SunPower, an American company listed on NASDAQ and based in California.

Back to ContentsForm 20-F 2018 TOTAL 9

5.3.3     Refining & Chemicals segment

Refinery throughput and utilization rates (a)	2018	2017	2016
Total refinery throughput (kb/d)	1,852	1,827	1,965
- France	610	624	669
- Rest of Europe	755	767	802
- Rest of World	487	436	494
Utilization rates based on crude only (b)	88%	88%	85%

(a)  Includes share of TotalErg, and African refineries reported in the Marketing & Services segment.

(b)  Based on distillation capacity at the beginning of the year.

Results (M$, except ERMI)	2018	2017	2016
European refining margin indicator ("ERMI") ($/t)	32.3	40.9	34.1
Non-Group sales	92,025	75,505	65,632
Operating income (a)	2,513	4,170	4,991
Equity in income (loss) of affiliates and other items	782	2,979	779
Tax on net operating income	(445)	(944)	(1,244)
Net operating income (a)	2,850	6,205	4,526
Adjustments affecting net operating income	529	(2,415)	(331)
Adjusted net operating income (b)	3,379	3,790	4,195
Gross investments (c)	1,781	1,734	1,861
Divestments (d)	919	2,820	88
Organic investments (e)	1,604	1,625	1,642
ROACE	31%	33%	38%

(a)  For the definitions of "operating income" and "net operating income", refer to Note 3 to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 265), which is incorporated herein by reference.

(b)  Adjusted for special items. See Note 3 to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 265), which is incorporated herein by reference.

(c)  Including acquisitions and increases in non-current loans. For additional information on investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference.

(d)  Including divestments and reimbursements of non-current loans.

(e)  "Organic investments" = net investments, excluding acquisitions, divestments and other operations with non-controlling interests. For additional information on investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference.

2018 vs. 2017

Refinery throughput was stable in full-year 2018 compared to full-year 2017. Lower throughput in Europe linked to planned maintenance, notably at Antwerp during the second quarter, was offset by higher throughput outside Europe. The ERMI decreased to $32.3/t on average in 2018 compared to $40.9/t in 2017, a decrease of 21% mainly due to rising crude oil prices.

Non-Group sales for the Refining & Chemicals segment in 2018 were $92,025 million compared to $75,505 million in 2017, an increase of 22%.

The segment’s adjusted net operating income was resilient at $3,379 million for the full-year 2018, a decrease of 11% compared to $3,790 million in 2017.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income in 2018 of $413 million compared to a negative impact of $298 million in 2017. The exclusion of special items had a positive impact on the segment’s adjusted net operating income in 2018 of $116 million, compared to a negative impact of $2,117 million in 2017.

The segment’s cash flow from operating activities excluding financial charges for the full-year 2018 was $4,308 million, a decrease of 42% compared to $7,411 million for the full-year 2017. Operating cash flow for the full-year 2018 excluding the change in working capital at replacement cost and excluding financial charges was $4,388 million compared to $4,728 million for the full-year 2017, a decrease of 7%.

For information on the segment’s investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference. See also "- 5.4 Liquidity and Capital Resources", below.

In this context, the segment’s ROACE for the full-year 2018 was 31% compared to 33% for the full year 2017.

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

Back to ContentsForm 20-F 2018 TOTAL 10

The segment’s adjusted net operating income was $3,790 million for the full-year 2017, a decrease of 10% compared to $4,195 million in 2016, notably due to the impact of Hurricane Harvey, the impact of modernization work on the Antwerp platform and the sale of Atotech in early 2017 as well as lower trading results due to the evolution of the market into backwardation (1).

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

The segment’s cash flow from operating activities excluding financial charges for the full-year 2017 was $7,411 million, an increase of 62% compared to $4,584 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges was $4,728 million compared to $4,873 million in 2016, a decrease of 3%.

In this context, the segment’s ROACE for the full-year 2017 was 33% compared to 38% for the full year 2016.

5.3.4     Marketing & Services segment

Petroleum product sales (a) (kb/d)	2018	2017	2016
Total Marketing & Services sales	1,801	1,779	1,793
- Europe	1,001	1,049	1,093
- Rest of world	800	730	700

(a)  Excludes trading and bulk Refining sales, which are reported under the Refining & Chemicals segment; includes share of TotalErg.

Results (M$)	2018	2017	2016
Non-Group sales	90,206	74,634	66,351
Operating income (a)	1,841	1,819	1,789
Equity in income (loss) of affiliates and other items	307	497	170
Tax on net operating income	(532)	(561)	(541)
Net operating income (a)	1,616	1,755	1,418
Adjustments affecting net operating income	36	(79)	141
Adjusted net operating income (b)	1,652	1,676	1,559
Gross investments (c)	1,458	1,457	1,245
Divestments (d)	428	413	424
Organic investments (e)	1,010	1,019	1,003
ROACE	25%	26%	27%

(a)  For the definitions of "operating income" and "net operating income", refer to Note 3 to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 265), which is incorporated herein by reference.

(b)  Adjusted for special items. See Note 3 to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 265), which is incorporated herein by reference.

(c)  Including acquisitions and increases in non-current loans. For additional information on investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference.

(d)  Including divestments and reimbursements of non-current loans.

(e)  "Organic investments" = net investments, excluding acquisitions, divestments and other operations with non-controlling interests. For additional information on investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference.

2018 vs. 2017

In 2018, petroleum product sales increased by 1% compared to 2017. The sale of TotalErg in Italy was offset by higher sales in the rest of the world.

Non-Group sales for the Marketing & Services segment in 2018 were $90,206 million compared to $74,634 million in 2017, an increase of 21%.

The segment’s adjusted net operating income was stable in 2018 at $1,652 million, a decrease of 1% compared to $1,676 million in 2017.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income in 2018 of $5 million compared to a positive impact of $3 million in 2017. The exclusion of special items had a positive impact on the segment’s adjusted net operating income in 2018 of $31 million compared to a negative impact of $82 million in 2017.

The segment’s cash flow from operating activities excluding financial charges for the full-year 2018 was $2,759 million, an increase of 24% compared to $2,221 million in 2017. Operating cash flow for the full-year 2018 excluding the change in working capital at replacement cost and without financial charges was $2,156 million compared to $2,242 million in 2017, a decrease of 4%.

For information on the Marketing & Services segment’s investments, refer to point 2.5 of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference. See also "- 5.4 Liquidity and Capital Resources", below.

In this context, the segment’s ROACE for the full-year 2018 was 25% compared to 26% for the full year 2017.

(1)  "Backwardation" is the price structure where the prompt price of an index is higher than the future price.

Back to ContentsForm 20-F 2018 TOTAL 11

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

The segment’s cash flow from operating activities excluding financial charges for the full-year 2017 was $2,221 million, an increase of 21% compared to $1,833 million in 2016. Operating cash flow for the full-year 2017 excluding the change in working capital at replacement cost and without financial charges was $2,242 million compared to $1,966 million in 2016, an increase of 14%.

In this context, the segment’s ROACE for the full-year 2017 was 26% compared to 27% for the full year 2016.

5.4        Liquidity and capital resources

(M$)	2018	2017	2016
Cash flow from operating activities	24,703	22,319	16,521
Including (increase) decrease in working capital	769	827	(1,119)
Cash flow used in investing activities	(14,946)	(11,632)	(17,653)
Total expenditures	(22,185)	(16,896)	(20,530)
Total divestments	7,239	5,264	2,877
Cash flow from financing activities	(13,925)	(5,540)	3,532
Net increase (decrease) in cash and cash equivalents	(4,168)	5,147	2,400
Effect of exchange rates	(1,110)	3,441	(1,072)
Cash and cash equivalents at the beginning of the period	33,185	24,597	23,269
Cash and cash equivalents at the end of the period	27,907	33,185	24,597

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

5.4.1     Capital expenditures

The largest part of TOTAL’s capital expenditures in 2018 of $22,185 million was made up of additions to intangible assets and property, plant and equipment (approximately 75%), with the remainder attributable to equity-method affiliates and to acquisitions of subsidiaries. In the Exploration & Production segment, as described in more detail under point 9.1.6 ("Cost incurred") of chapter 9 of the 2018 Registration Document (on page 373), which is incorporated herein by reference, capital expenditures in 2018 were principally development costs (approximately 68%, mainly for construction of new production facilities), exploration expenditures (successful or unsuccessful, approximately 4%) and acquisitions of proved and unproved properties (approximately 28%). In the Gas, Renewables & Power segment, approximately 80% of capital expenditures in 2018 were acquisitions, with the balance being related mainly to facilities investments. In the Refining & Chemicals segment, approximately 83% of capital expenditures in 2018 were related to refining and petrochemical activities (essentially 71% for existing units including maintenance and major turnarounds and 29% for new construction), the balance being related mainly to Hutchinson. In the Marketing & Services segment, approximately 25% of capital expenditures in 2018 were acquisitions, with the balance being related to expenditures mainly in Europe and Africa.

For additional information on capital expenditures, refer to the discussion above in "- 5.1 Overview", "- 5.2 Group results 2016-2018" and "- 5.3 Business segment reporting", above, as well as points 1.5.2 ("A targeted investment policy") of chapter 1 (on page 23) and 2.5 ("Investments") of chapter 2 (starting on page 68) of the 2018 Registration Document, which are incorporated herein by reference.

5.4.2     Cash flow

Cash flow from operating activities in 2018 was $24,703 million compared to $22,319 million in 2017 and $16,521 million in 2016. The increase of $2,384 million from 2017 to 2018 was mainly due to an increase of the net result.

Cash flow used in investing activities in 2018 was $14,946 million compared to $11,632 million in 2017 and $17,653 million in 2016. The increase of $3,314 million from 2017 to 2018 was mainly due to higher expenditures on the portfolio of Exploration & Production and Gas, Renewables & Power segments. The decrease of $6,021 million from 2016 to 2017 was mainly due to lower expenditures on the portfolio of Exploration & Production projects and higher divestments mainly in the Refining & Chemicals segment (principally Atotech). Total expenditures in 2018 were $22,185 million compared to $16,896 million in 2017 and $20,530 million in 2016. During 2018, 69% of the expenditures were made by the Exploration & Production segment (as compared to 76% in 2017 and 78% in 2016), 16% by the Gas, Power & Renewables segment (as compared to 5% in 2017 and 6% in 2016), 8% by the Refining & Chemicals segment (compared to 10% in 2017 and 9% in 2016) and 7% by the Marketing & Services segment (compared to 9% in 2017 and 6% in 2016). The main source of funding for these expenditures was cash from operating activities and issuances of non-current debt. For additional information on expenditures, please refer to

Back to ContentsForm 20-F 2018 TOTAL 12

the discussions in "- 5.1 Overview", "- 5.2 Group results 2016-2018" and "- 5.3 Business segment reporting", above, and point 2.5 ("Investments") of chapter 2 of the 2018 Registration Document (starting on page 68), which is incorporated herein by reference.

Divestments, based on selling price and net of cash sold, in 2018 were $7,239 million compared to $5,264 million in 2017 and $2,877 million in 2016. In 2018, the Group’s principal divestments were assets sales of $5,172 million, consisting of the reasons set forth in "- 5.2 Group results 2016-2018" above. In 2017, the Group’s principal divestments were assets sales of $4,239 million, consisting mainly of sales of Atotech, interests in the Gina Krog field in Norway and in various mature assets in Gabon. In 2016, the Group’s principal divestments were asset sales of $1,864 million, consisting mainly of interests in the FUKA and SIRGE gas pipelines, and the St. Fergus gas terminal in the United Kingdom.

Cash flow from/(used in) financing activities in 2018 was $(13,925) million compared to $(5,540) million in 2017 and $3,532 million in 2016. The decrease in cash flow from financing activities in 2018 compared to 2017 was primarily due to the buyback of shares in 2018 ($(4,328) million in 2018 compared to $0 in 2017), the decrease in the net issuance of non-current debt ($649 million in 2018 compared to $2,277 million in 2017) and the decrease in current financial assets and liabilities ($(797) million in 2018 compared to an increase of $1,903 million in 2017).

5.4.3     Indebtedness

The Company’s non-current financial debt at year-end 2018 was $40,129 million (1) compared to $41,340 million at year-end 2017 and $43,067 million at year-end 2016. For further information on the Company’s level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see Note 15 ("Financial structure and financial costs") to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 320), which is incorporated herein by reference. For further information on the Company’s treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Cash and cash equivalents at year-end 2018 were $27,907 million compared to $33,185 million at year-end 2017 and $24,597 million at year-end 2016.

On April 25, 2018, Moody’s upgraded TOTAL’s outlook to positive, with a long term credit rating remaining Aa3.

5.4.4     Shareholders’ equity

Shareholders’ equity at year-end 2018 was $118,114 million compared to $114,037 million at year-end 2017 and $101,574 million at year-end 2016. Changes in shareholders’ equity in 2018 were primarily due to the impacts of comprehensive income, dividend payments, the issuance of common shares and buy-back shares in the context of the shareholder return policy announced in February 2018. Changes in shareholders’ equity in 2017 were primarily due to the impacts of comprehensive income, dividend payments and the issuance of common shares. Changes in shareholders’ equity in 2016 were primarily due to the impacts of comprehensive income, dividend payments, the issuance of perpetual subordinated notes and the issuance of common shares.

In 2018, the Company bought back 72,766,481 TOTAL shares on the market, i.e., 2.76% of the share capital as of December 31, 2018.

71,950,977 TOTAL shares were bought back for cancellation, including:

-47,229,037 shares in order to cancel the dilution related to the shares issued for payment (i) of the second and third interim dividends and the final dividend for fiscal year 2017, as well as (ii) the first interim dividend for fiscal year 2018; and

-24,721,940 shares for $1.5 billion (2), following the Board’s decision to buy back shares of the Company up to an amount of $5 billion over the 2018-2020 period.

815,504 shares were bought back in order to cover the performance share plans approved by the Board of Directors on July 27, 2016, and July 26, 2017.

Finally, the Board of Directors of TOTAL S.A, at a meeting held on December 12, 2018, decided, following the authorization of the Extraordinary Shareholders’ Meeting on May 26, 2017, to cancel 44,590,699 treasury shares, including:

-28,445,840 shares issued, with no discount, in 2018 for payment of the second and third interim dividends, as well as the final dividend, for fiscal year 2017; and

-16,144,859 shares bought back pursuant to the shareholder return policy, up to an amount of $5 billion over the 2018-2020 period.

This transaction had no impact on the consolidated financial statements of TOTAL S.A., the number of fully-diluted weighted-average shares or on the earnings per share.

In 2017, the Company did not buy back any shares.

As regards fiscal year 2016, following the authorization granted by the Extraordinary Shareholders’ Meeting of May 11, 2012, the Company’s Board of Directors decided to cancel 100,331,268 treasury shares that the Company had bought back off-market in December 2016, under the share buyback program authorized by the Shareholders’ Meeting on May 24, 2016, from four of its 100% indirectly controlled subsidiaries.

5.4.5     Net-debt-to-capital

As of December 31, 2018, TOTAL’s net-debt-to-capital ratio (3) was 15.5% compared to 11.9% and 21.1% at year-ends 2017 and 2016, respectively. The increase from 2017 to 2018 was mostly due to the increase of the net debt driven by the decrease in cash and cash equivalents and also by the increase of equity explained above.

As of December 31, 2018, the Company had $11,515 million of long-term confirmed lines of credit, of which $11,515 million were unused.

(1)  Excludes net current and non-current financial debt of $(15) million as of December 31, 2018, related to assets classified in accordance with IFRS 5 "non-current assets held for sale and discontinued operations". None as of December 31, 2017.

(2)  Or €1.2 billion at the average exchange rate for 2018.

(3)  For additional information, refer to Note 15.1(E) to the Consolidated Financial Statements in the 2018 Registration Document (on page 325), which is incorporated herein by reference.

Back to ContentsForm 20-F 2018 TOTAL 13

5.5        Guarantees and other off-balance sheet arrangements

As of December 31, 2018, the guarantees provided by the Company in connection with the financing of the Ichthys LNG project amounted to $9,425 million. As of December 31, 2017, the guarantees amounted to $8,500 million.

Guarantees given against borrowings also include the guarantee given by the Company in connection with the financing of the Yamal LNG project, which amounted to $3,875 million as of December 31, 2018, compared to $4,038 million as of December 31, 2017.

As of December 31, 2018, TOTAL S.A. has confirmed guarantees for Total Refining Saudi Arabia SAS shareholders’ advances for an amount of $1,462 million as in 2017.

As of December 31, 2018, the guarantee given in 2008 by TOTAL S.A. in connection with the financing of the Yemen LNG project amounts to $551 million as in 2017.

As of December 31, 2018, guarantees provided by TOTAL S.A. in connection with the financing of the Bayport Polymers LLC project, amounted to $1,820 million.

These guarantees and other information on the Company’s commitments and contingencies are presented in Note 13 ("Off balance sheet commitments and lease contracts") to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 312), which is incorporated herein by reference.

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

5.6        Contractual obligations

Payment due by period (M$)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Non-current debt obligations (a)	-	9,156	9,916	18,712	37,784
Current portion of non-current debt obligations (b)	5,027	-	-	-	5,027
Finance lease obligations (c)	213	242	226	1,197	1,878
Asset retirement obligations (d)	844	1,664	1,724	10,054	14,286
Operating lease obligations (c)	1,644	2,249	1,442	3,795	9,130
- Purchase obligations (e)	9,708	14,762	15,890	80,759	121,119
TOTAL	17,436	28,073	29,198	114,517	189,224

(a)  Non-current debt obligations are included in the items "Non-current financial debt" and "Hedging instruments of non-current financial debt" of the Consolidated Balance Sheet (refer to point 8.4 of chapter 8 of the 2018 Registration Document (on page 256), which is incorporated herein by reference). The figures in this table are net of the non-current portion of issue swaps and swaps hedging bonds, and exclude non-current finance lease obligations of $1,665 million.

(b)  The current portion of non-current debt is included in the items "Current borrowings", "Current financial assets" and "Other current financial liabilities" of the Consolidated Balance Sheet. The figures in this table are net of the current portion of issue swaps and swaps hedging bonds and exclude the current portion of finance lease obligations of $213 million.

(c)  Finance lease obligations and operating lease obligations: the Group leases real estate, retail stations, ships and other equipment through non-cancelable capital and operating leases. These amounts represent the future minimum lease payments on non-cancelable leases to which the Group is committed as of December 31, 2018, less the financial expense due on finance lease obligations for $934 million.

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

For additional information on the Group’s contractual obligations, refer to Note 13 to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 312), which is incorporated herein by reference. The Group has other obligations in connection with pension plans that are described in Note 10 ("Payroll, staff and employee benefits obligations") to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 304), which is incorporated herein by reference. As these obligations are not contractually fixed as to timing and amount, they have not been included in this disclosure. Other non-current liabilities, detailed in Note 12 ("Provisions and other non-current liabilities") to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 310), which is incorporated herein by reference, are liabilities related to risks that are probable and amounts that can be reasonably estimated. However, no contractual agreements exist related to the settlement of such liabilities, and the timing of the settlement is not known.

5.7        Research and development

For a discussion of the Group’s R&D policies and activities, refer to points 1.5.1 of chapter 1 (on page 23) and 2.6 of chapter 2 (starting on page 70) of the 2018 Registration Document, which are incorporated herein by reference.

Back to ContentsForm 20-F 2018 TOTAL 14

ITEM 6. Directors, senior management and employees

The following information concerning directors and senior management from the 2018 Registration Document is incorporated herein by reference:

-composition of the Board of Directors (introduction and point 4.1.1 of chapter 4, starting on page 112); and

-information concerning the General Management (point 4.1.5 of chapter 4, starting on page 138).

The following information concerning compensation from the 2018 Registration Document is incorporated herein by reference:

-approach to overall compensation (point 5.3.1.2 of chapter 5, starting on page 182); and

-compensation for the administration and management bodies (point 4.3 of chapter 4, starting on page 145).

The following information concerning Board practices and corporate governance from the 2018 Registration Document is incorporated herein by reference:

-practices of the Board of Directors (point 4.1.2 of chapter 4, starting on page 125);

-report of the Lead Independent Director on her mandate (point 4.1.3 of chapter 4, starting on page 137);

-evaluation of the functioning of the Board of Directors (point 4.1.4 of chapter 4, on page 138); and

-statement regarding corporate governance (point 4.2 of chapter 4, on page 145).

The following information concerning employees and share ownership from the 2018 Registration Document is incorporated herein by reference:

-number and categories of employees (point 5.3.1.1 of chapter 5, starting on page 181);

-shares held by the administration and management bodies (point 4.1.6 of chapter 4, starting on page 143); and

-employee shareholding (point 6.4.2 of chapter 6, on page 237).

ITEM 7. Major shareholders and related party transactions

The following information concerning shareholders from the 2018 Registration Document is incorporated herein by reference:

-major shareholders (point 6.4.1 of chapter 6, starting on page 235); and

-shareholding structure (point 6.4.3 of chapter 6, on page 237).

The Group’s main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in point 8.3 of Note 8 ("Equity affiliates, other investments and related parties") to the Consolidated Financial Statements in the 2018 Registration Document (starting on page 294), which is incorporated herein by reference). In the ordinary course of its business, TOTAL enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2018, and ending on the date of this document.

ITEM 8. Financial information

The following information from the 2018 Registration Document is incorporated herein by reference:

-Consolidated Financial Statements and Notes thereto (chapter 8, starting on page 265);

-supplemental oil and gas information (points 9.1 and 9.2 of chapter 9, starting on page 362);

-report on payments made to governments (point 9.3 of chapter 9, starting on page 380);

-legal and arbitration proceedings (point 3.2 of chapter 3, starting on page 85); and

-dividend policy and other related information (point 6.2 of chapter 6, starting on page 229).

Except for certain events mentioned in "Item 5. Operating and financial review and prospects", point 3.2 ("Legal and arbitration proceedings") of chapter 3 (starting on page 85) and Note 17 ("Post closing events") to the Consolidated Financial Statements (on page 339) of the 2018 Registration Document, which are incorporated herein by reference, no significant changes to the Group’s financial or commercial situation have occurred since the date of the Company’s Consolidated Financial Statements.

Refer to "Item 18. Financial statements" for the reports of the statutory auditors.

ITEM 9. The offer and listing

9.1        Markets

The principal trading markets for the Company’s shares are the following: Euronext Paris (France) and the New York Stock Exchange ("NYSE", United States). The shares are also listed on Euronext Brussels (Brussels) and the London Stock Exchange (United Kingdom).

Back to ContentsForm 20-F 2018 TOTAL 15

9.2        Offer and listing details

Provided below is certain information on trading on Euronext Paris and the New York Stock Exchange. For additional information on listing details and share performance, refer to point 6.1 ("Listing details") of chapter 6 of the 2018 Registration Document (starting on page 226), which is incorporated herein by reference.

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

The markets of Euronext Paris settle and transfer ownership two trading days after a transaction (T+2). Highly liquid shares, including those of the Company, are eligible for deferred settlement (Service de Règlement Différé - SRD). Payment and delivery for shares under the SRD occurs on the last trading day of each month. Use of the SRD service requires payment of a commission.

In France, the shares are included in the principal index published by Euronext Paris (the "CAC 40 Index"). The CAC 40 Index is derived daily by comparing the total market capitalization of forty stocks traded on Euronext Paris to the total market capitalization of the stocks that made up the CAC 40 Index on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indices in France. In the UK, the shares are listed in both the FTSE Eurotop 100 and FTSEurofirst 100 index. As a result of the creation of Euronext, the shares are included in Euronext 100, the index representing Euronext’s blue chip companies based on market capitalization. The shares are also included in the Stoxx Europe 50 and Euro Stoxx 50, blue chip indices comprised of the fifty most highly capitalized and most actively traded equities throughout Europe and within the European Monetary Union, respectively. Since June 2000, the shares have been included in the Dow Jones Global Titans 50 Index which consists of fifty global companies selected based on market capitalization, book value, assets, revenue and earnings.

TOTAL’s ticker symbol for Euronext Paris is FP.

9.2.2     Trading on the New York Stock Exchange

ADSs evidenced by ADRs have been listed on the NYSE since October 25, 1991. JPMORGAN CHASE BANK, N.A. serves as depositary with respect to the ADSs evidenced by ADRs traded on the NYSE. One ADS corresponds to one TOTAL share.

TOTAL’s ticker symbol for the NYSE is TOT.

ITEM 10. Additional information

10.1      Share capital

The following information from the 2018 Registration Document is incorporated herein by reference:

-information concerning the share capital (point 7.1 of chapter 7, starting on page 242);

-the use of delegations of authority and power granted to the Board of Directors with respect to share capital increases (point 4.4.2 of chapter 4, starting on page 170);

-information on share buybacks (point 6.3 of chapter 6, starting on page 232); and

-factors likely to have an impact in the event of a public offering (point 4.4.4 of chapter 4, starting on page 171).

10.2      Memorandum and articles of association

The following information from the 2018 Registration Document is incorporated herein by reference:

-information concerning the articles of incorporation and bylaws, and other information (point 7.2 of chapter 7, starting on page 244); and

-participation of shareholders at shareholders’ meetings (point 4.4.3 of chapter 4, on page 171).

10.3      Material contracts

There have been no material contracts (not entered into in the ordinary course of business) entered into by members of the Group since March 20, 2017.

10.4      Exchange controls

Under current French exchange control regulations, no limits exist on the amount of payments that TOTAL may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

Back to ContentsForm 20-F 2018 TOTAL 16

10.5      Taxation

10.5.1   General

This section generally summarizes the material U.S. federal income tax and French tax consequences of owning and disposing of shares or ADSs of TOTAL to U.S. Holders that hold their shares or ADSs as capital assets for tax purposes. A U.S. Holder is a beneficial owner of shares or ADSs that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a domestic corporation or other domestic entity treated as a corporation for U.S. federal income tax purposes, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This section does not address the Medicare tax on net investment income and does not apply to members of special classes of holders subject to special rules, including without limitation:

-broker-dealers;

-traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

-tax-exempt organizations;

-certain financial institutions;

-insurance companies;

-U.S. pension funds;

-U.S. Regulated Investment Companies (RICs), Real Estate Investment Trusts (REITs), and Real Estate Mortgage Investment Conduits (REMICs);

-persons who are liable for the alternative minimum tax;

-persons that actually or constructively own 10% or more of the shares of TOTAL (by vote or value);

-persons who acquired the shares or ADS pursuant to the exercise of any employee share option or otherwise as consideration;

-persons that purchase or sell shares or ADSs as part of a wash sale for U.S. federal income tax purposes;

-persons holding offsetting positions in respect of the shares or ADSs (including as part of a straddle, hedging, conversion or integrated transaction);

-persons subject to special tax accounting rules as a result of any item of gross income with respect to the shares or ADSs being taken into account in an applicable financial statement;

-U.S. expatriates; and

-persons whose functional currency is not the U.S. dollar.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of a partnership holding these shares or ADSs should consult their tax advisors as to the tax consequences of owning or disposing of shares or ADSs, as applicable.

Under French law, specific rules apply to trusts, in particular specific tax and filing requirements; additionally, specific rules apply to wealth, estate and gift taxes as they apply to trusts. Given the complex nature of these rules and the fact that their application varies depending on the status of the trust, the grantor, the beneficiary and the assets held in the trust, the following summary does not address the tax treatment of shares or ADSs held in a trust. If shares or ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of shares or ADSs.

In addition, the discussion below is limited to U.S. Holders that (i) are residents of the United States for purposes of the Treaty (as defined below), (ii) do not maintain a permanent establishment or fixed base in France to which the shares or ADSs are attributable and through which the respective U.S. Holders carry on, or have carried on, a business (or, if the holder is an individual, performs or has performed independent personal services), and (iii) are otherwise eligible for the benefits of the Treaty in respect of income and gain from the shares or ADSs (in particular, under the "Limitation on Benefits" provision of the Treaty). In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

The discussions below of the material U.S. federal income tax consequences to U.S. Holders of owning and disposing of shares or ADSs of TOTAL are based on the Internal Revenue Code of 1986, as amended (IRC), Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change could apply retroactively and could affect the tax consequences described below. The description of the material French tax consequences is based on the laws of the Republic of France and French tax regulations, all as currently in effect, as well as on the Convention Between the United States and the Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated August 31, 1994, as amended (the "Treaty"). These laws, regulations and the Treaty are subject to change, possibly on a retroactive basis.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a U.S. Holder of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of any French taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of the ADSs and TOTAL if as a result of such actions the U.S. Holders of the ADSs are not properly treated as beneficial owners of underlying shares.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the shares and ADSs and is not intended to substitute competent professional advice. Individual situations

Back to ContentsForm 20-F 2018 TOTAL 17

of holders of shares and ADSs may vary from the description made below. The following summary does not address the French tax treatment applicable to dividends paid in so-called "Non Cooperative Countries and Territories" ("NCCT") within the meaning of Article 238-0 A of the French Code général des impôts ("French Tax Code") as such provision or list may be amended from time to time or replaced by any other provision or list having a similar purpose. It does not apply to dividends paid to persons established or domiciled in such a NCCT, or paid to a bank account opened in a financial institution located in such a NCCT, nor does it apply to capital gains realized by persons established or domiciled in such a NCCT. Furthermore, the following summary does not address the tax treatment applicable to temporary transfers and other similar transactions which could, under certain conditions, fall within the scope of the new anti-abuse measure set forth in Article 119 bis A of the French Tax Code with effect as from July 1, 2019.

Holders are urged to consult their own tax advisors regarding the U.S. federal, state and local, and the French and other tax consequences of owning and disposing shares or ADSs of TOTAL in their respective circumstances. In particular, a holder is encouraged to confirm with its advisor whether the holder is a U.S. Holder eligible for the benefits of the Treaty.

10.5.2   Taxation of dividends

French taxation

The term "dividends" used in the following discussion means dividends within the meaning of the Treaty.

Dividends paid to non-residents of France who are U.S. Holders are in principle subject to a French withholding tax regardless of whether they are paid in cash, in shares or a mix of both. The French withholding tax is levied (i) at a rate of 12.8% for dividends paid to U.S. Holders who are individuals and (ii) at a rate of 30% (to be reduced and aligned on the standard corporate income tax rate set forth in the second paragraph of Article 219-I of the French Tax Code which is set at a rate of (x) 28% for fiscal years commencing on or after January 1, 2020, (y) 26.5% for fiscal years commencing on or after January 1, 2021 and (z) 25% for fiscal years commencing on or after January 1, 2022) for dividends paid to U.S. Holders that are legal entities (the "Legal Entities U.S. Holders") subject to more favorable provisions of the Treaty as described below and certain more favorable French domestic law provisions.

However, under the Treaty, a U.S. Holder is generally entitled to a reduced rate of French withholding tax of 15% with respect to dividends, provided that certain requirements are satisfied. This reduced rate is, in practice, only of interest to Legal Entities U.S. Holders subject to the withholding tax at a rate of 30%.

Administrative guidelines (Bulletin Officiel des Finances Publiques, BOI-INT-DG-20-20-20-20-20120912) (the "Administrative Guidelines") set forth the conditions under which the reduced French withholding tax at the rate of 15% may be available. The immediate application of the reduced 15% rate is available to those U.S. Holders that may benefit from the so-called "simplified procedure" (within the meaning of the Administrative Guidelines).

Under the "simplified procedure", U.S. Holders may claim the immediate application of withholding tax at the rate of 15% on the dividends to be received by them, provided that:

(i)  they furnish to the U.S. financial institution managing their securities account a certificate of residence conforming with form No. 5000-FR. The immediate application of the 15% withholding tax will be available only if the certificate of residence is sent to the U.S. financial institution managing their securities account no later than the dividend payment date. Furthermore, each financial institution managing the U.S. Holders’ securities account must also send to the French paying agent the figure of the total amount of dividends to be received which are eligible to the reduced withholding tax rate before the dividend payment date; and

(ii) the U.S. financial institution managing the U.S. Holder’s securities account provides the French paying agent with a list of the eligible U.S. Holders and other pieces of information set forth in the Administrative Guidelines. Furthermore, the financial institution managing the U.S. Holders’ securities account should certify that the U.S. Holder is, to the best of its knowledge, a United States resident within the meaning of the Treaty. These documents must be sent to the French paying agent within a time frame that will allow the French paying agent to file them no later than the end of the third month computed as from the end of the month of the dividend payment date.

Where the U.S. Holder’s identity and tax residence are known by the French paying agent, the latter may release such U.S. Holder from furnishing to (i) the financial institution managing its securities account, or (ii) as the case may be, the U.S. Internal Revenue Service ("IRS"), the abovementioned certificate of residence, and apply the 15% withholding tax rate to dividends it pays to such U.S. Holder.

For a U.S. Holder that is not entitled to the "simplified procedure" and whose identity and tax residence are not known by the paying agent at the time of the payment, the 30% French withholding tax will be levied at the time the dividends are paid. Such U.S. Holder, however, may be entitled to a refund of the withholding tax in excess of the 15% rate under the "standard procedure", as opposed to the "simplified procedure", provided that the U.S. Holder furnishes to the French paying agent an application for refund on forms No. 5000-FR and 5001-FR (or any other relevant form to be issued by the French tax authorities) certified by the U.S. financial institution managing the U.S. Holder’s securities account (or, if not, by the competent U.S. tax authorities) before December 31 of the second year following the date of payment of the withholding tax at the 30% rate to the French tax authorities, according to the requirements provided by the Administrative Guidelines.

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

In addition, subject to certain specific filing obligations, there is no withholding tax on dividend payments made by French companies to:

(i)  non-French collective investment funds formed under foreign law and established in a Member State of the European Union or in another State or territory, such as the United States, that has entered with France into an administrative assistance agreement for the purpose of combating fraud and tax evasion, and which fulfill the two following conditions: (a) the fund raises capital among a number of investors for

Back to ContentsForm 20-F 2018 TOTAL 18

the purpose of investing in accordance with a defined investment policy, in the interest of its investors, and (b) the fund has characteristics similar to those of collective investment funds organized under French law fulfilling the conditions set forth in Article 119-bis 2, 2 of the French Tax Code and the Administrative Guidelines Bulletin Officiel des Finances Publiques, BOI-RPPM-RCM-30-30-20-70-20170607 (i.e., among others, open-end mutual fund (OPCVM), open-end real estate fund (OPCI) and closed-end investment companies (SICAF)); and

(ii) companies whose effective place of management is, or which have a permanent establishment receiving the dividends, in a Member State of the European Union or in another State or territory that has entered with France into an administrative assistance agreement for the purpose of combating fraud and tax evasion, such as the United States, that are in a loss-making position and subject, at the time of the distribution, to insolvency proceedings similar to the one set out in Article L. 640-1 of the French Commercial Code (or where there is no such procedure available, in a situation of cessation of payments with recovery being manifestly impossible) and that meet the other conditions set out in Article 119 quinquies of the French Tax Code as specified by the Administrative Guidelines Bulletin Officiel des Finances Publiques, BOI-RPPM-RCM-30-30-20-80-20160406.

Collective investment funds and companies mentioned in (ii) above are urged to consult their own tax advisors to confirm whether they are eligible to such provisions and under which conditions.

U.S. taxation

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, the gross amount of any dividend that a U.S. Holder must include in gross income equals the amount paid by TOTAL (i.e., the net distribution received plus any tax withheld therefrom) to the extent of the current or accumulated earnings and profits of TOTAL (as determined for U.S. federal income tax purposes). Dividends will not be eligible for the dividends-received deduction allowed to a U.S. corporation under IRC section 243. Distributions, if any, in excess of such current and accumulated earnings and profits as determined for U.S. federal income tax purposes will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce such U.S. Holder’s tax basis in such shares or ADS. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain. Because TOTAL does not currently maintain calculations of earnings and profits for U.S. federal income tax purposes, a U.S. Holder of shares or ADSs of TOTAL should expect to treat distributions with respect to the shares or ADSs as dividends.

Dividends paid to a non-corporate U.S. Holder that constitute "qualified dividend income" will be taxable to the holder at the preferential rates applicable to long-term capital gains provided (1) the Company is neither a passive foreign investment company nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year and (2) certain holding period requirements are met. TOTAL believes that dividends paid by TOTAL with respect to its shares or ADSs will be qualified dividend income. The dividend is taxable to the U.S. Holder when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.

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

Subject to certain conditions and limitations, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for the net amount of French taxes withheld in accordance with the Treaty and paid over to the French tax authorities. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. Holder under French law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against such holder’s U.S. federal income tax liability. For this purpose, dividends distributed by TOTAL will generally constitute "passive income" for purposes of computing the foreign tax credit allowable to the U.S. Holder.

If a U.S. Holder has the option to receive a distribution in shares (or ADSs) instead of cash, the distribution of shares (or ADSs) will be taxable as if the holder had received an amount equal to the fair market value of the distributed shares (or ADSs), and such holder’s tax basis in the distributed shares (or ADSs) will be equal to such amount.

10.5.3   Taxation of disposition of shares

Under French domestic law, a U.S. Holder will not be subject to French tax on any capital gain from the sale or exchange of the shares or ADSs or redemption of the underlying shares that the ADSs represent.

Pursuant to Article 235 ter ZD of the French tax code, a financial transaction tax applies, under certain conditions, to the acquisition of shares of publicly traded companies registered in France having a market capitalization over €1 billion on December 1 of the year preceding the acquisition. A list of the companies within the scope of the financial transaction tax for 2019 is published in the Administrative guidelines Bulletin Officiel des Finances Publiques, BOI-ANNX-000467-20181217. TOTAL is included in this list, although it cannot be excluded that this list might be amended in the future. The tax also applies to the acquisition of ADRs evidencing ADSs. The financial transaction tax is due at a rate of 0.3% on the price paid to acquire the shares. The person or entity liable for the tax is generally the provider of investment services defined in Article L. 321-1 of the French Monetary and Financial Code (prestataire de services d’investissement). Investment service providers providing equivalent services outside France are subject to the tax under the same terms and conditions. Taxable transactions are broadly construed but several exceptions may apply. In general, non-income taxes, such as this financial transaction tax, paid by a U.S. Holder are not eligible for a foreign tax credit for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors as to the tax consequences and creditability of such financial transaction tax.

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of shares or ADSs equal to the difference between the U.S. dollar value of the amount realized on the sale or disposal and the holder’s tax basis, determined in U.S. dollars, in the shares or ADSs. The gain or loss will generally be U.S. source gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period of the shares or ADSs is more than one year at the time of the disposal. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitation.

Back to ContentsForm 20-F 2018 TOTAL 19

10.5.4   Passive foreign investment status

TOTAL believes that the shares and ADSs are not treated as stock of a passive foreign investment company (PFIC) for U.S. federal income tax purposes, and TOTAL does not expect that it will be treated as a PFIC in the current or future taxable years. This conclusion is a factual determination that is made annually and thus is subject to uncertainty and change. In general, a non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. If TOTAL were treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder generally would suffer adverse tax consequences, that may include having gains realized on the disposition of the shares or ADSs treated as ordinary income rather than capital gain and being subject to punitive interest charges on the receipt of certain distributions and on the proceeds of the sale or other disposition of the shares or ADSs. U.S. Holders would also be subject to information reporting requirements on an annual basis. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to shares or ADSs.

10.5.5   French estate and gift taxes

In general, a transfer of shares or ADSs by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, as amended, unless the donor or the transferor is domiciled in France at the time of the gift, or at the time of the transferor’s death, or if the shares or ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

10.5.6   French wealth tax

As of January 1, 2018, the French wealth tax was abolished and a new real estate wealth tax was introduced. The French real estate wealth tax does not apply to a U.S. Holder (i) that is not an individual, or (ii) in the case of individuals, where the members of the taxable household own, directly or indirectly, less than 10% of the share capital or the voting rights of TOTAL.

10.5.7   U.S. state and local taxes

In addition to U.S. federal income tax, U.S. Holders of shares or ADSs may be subject to U.S. state and local taxes with respect to their shares or ADSs. U.S. Holders should consult their own tax advisors.

10.6      Dividends and paying agents

The information set forth in point 6.2.2 ("Dividend payment") of chapter 6 of the 2018 Registration Document (on page 231) is incorporated herein by reference.

10.7      Statements by experts

The independent third-party report of DeGolyer and MacNaughton, a petroleum engineering consulting firm with address at 5001 Spring Valley Road, Suite 800 East, Dallas, Texas 75244, is attached as Exhibit 15.3 to this Form 20-F. This report provides TOTAL estimates of proved crude oil, condensate and gas reserves, as of December 31, 2018, of certain properties attributable to or controlled by PAO NOVATEK. As evidenced by Exhibit 15.4 to this Form 20-F, DeGolyer and MacNaughton has consented to the inclusion of their report in this Form 20-F.

10.8      Documents on display

TOTAL files annual, periodic, and other reports and information with the Securities and Exchange Commission. All of TOTAL’s SEC filings made after December 31, 2001 are available to the public at the SEC website at www.sec.gov and from certain commercial document retrieval services. You may also inspect any document the Company files with the SEC at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

ITEM 11. Quantitative and qualitative disclosures about market risk

Please refer to Notes 15.3 ("Financial risks management") (starting on page 330) and 16.2 ("Oil and Gas market related risks management") (on page 339) to the Consolidated Financial Statements in the 2018 Registration Document, which are incorporated herein by reference, for a qualitative and quantitative discussion of the Group’s exposure to market risks. Please also refer to Notes 15.2 ("Fair value of financial instruments excluding commodity contracts") (starting on page 325) and 16 ("Financial instruments related to commodity contracts") (starting on page 336) to the Consolidated Financial Statements in the 2018 Registration Document, which are incorporated herein by reference, for details of the different derivatives owned by the Group in these markets.

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are mainly interest rate and currency swaps. The Group may also occasionally use futures contracts and options. These operations and their accounting treatment are detailed in Notes 15.2 (starting on page 325) and 16 (starting on page 336) to the Consolidated Financial Statements in the 2018 Registration Document, which are incorporated herein by reference.

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

Back to ContentsForm 20-F 2018 TOTAL 20

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

Investors must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

-Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property, stocks splits or mergers

-Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed to the investor had been shares and the shares had been deposited for issuance of ADSs	-Distribution, by the depositary, of deposited securities to ADS registered holders
Registration or transfer fees	-Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when the investor deposits or withdraws shares
Expenses of the depositary	-Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) -Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	-As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	-As necessary

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

During the fiscal year ended December 31, 2018, the Company received net payments of $6.6 million from the depositary.

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

Back to ContentsForm 20-F 2018 TOTAL 21

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

Direct Énergie, Quadran and Global LNG, entities acquired in 2018, are excluded from the scope of the assessment of and conclusion on the effectiveness of internal control over financial reporting. These three entities represented respectively 1.34%, 0.50% and 2.15% of the Group’s total assets as of December 31, 2018 and 0.34%, 0.04% and 0.07% of the Group’s 2018 consolidated sales, which are included in the 2018 consolidated financial statements of the Group.

The Group’s management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of internal control over financial reporting as of December 31, 2018, was audited by ERNST & YOUNG Audit and KPMG Audit, a division of KPMG S.A., independent registered public accounting firms, as stated in their report included in Item 18 of this annual report.

15.3      Changes in internal control over financial reporting

There were no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, the Group’s internal control over financial reporting.

15.4      Internal control and risk management procedures

For additional information, refer to points 3.3 and 3.5 of chapter 3 of the 2018 Registration Document (starting on pages 86 and 93, respectively), which are incorporated herein by reference.

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

ITEM 16C. Principal accountant fees and services

16C.1    Fees for accountants’ services

The information set forth in point 4.4.5.2 of chapter 4 of the 2018 Registration Document (on page 172) is incorporated herein by reference.

16C.2    Audit Committee pre-approval policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved and that are not prohibited by regulatory or other professional requirements. This policy provides for both pre-approval of certain types of services through the use of an annual budget approved by the Audit Committee for these types of services and special pre-approval of services by the Audit Committee on a case-by-case basis. The Audit Committee reviews on an annual basis the services provided by the statutory auditors. During 2018, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

16C.3    Auditor’s term of office

French law provides that the statutory and alternate auditors are appointed for renewable 6 fiscal-year terms. The terms of office of the current statutory auditors and the alternate auditors will expire at the end of the Annual Shareholders’ Meeting called in 2022 to approve the financial statements for fiscal year 2021.

Back to ContentsForm 20-F 2018 TOTAL 22

ITEM 16D. Exemptions from the listing standards for audit committees

None.

ITEM 16e. Purchases of equity securities by the issuer and affiliated purchasers

Period (in 2018)	Total Number Of Shares (Or Units) Purchased	Average Price Paid Per Share (Or Units) (€)	Total Number Of Shares (Or Units) Purchased, As Part Of Publicly Announced Plans Or Programs(a)	Maximum Number Of Shares (Or Units) That May Yet Be Purchased Under The Plans Or Programs(b)
January	-	-	-	245,240,915
February	3,806,704	46.12	3,806,704	242,156,301
March	6,013,784	46.57	6,013,784	245,334,772
April	2,526,827	48.40	2,526,827	244,277,316
May	3,052,902	52.81	3,052,902	242,215,739
June	13,453,104	52.40	13,453,104	229,361,106
July	4,203,193	53.32	4,203,193	229,245,637
August	5,346,739	54.54	5,346,739	223,915,417
September	3,825,608	54.31	3,825,608	220,111,990
October	3,072,673	55.34	3,072,673	218,918,027
November	17,575,126	50.16	17,575,126	201,344,111
December	9,889,821	48.60	9,889,821	231,586,919

(a)  The Annual Shareholders’ Meeting of June 1, 2018, canceled and superseded the previous resolution (for any unused portion) from the Annual Shareholders’ Meeting of May 26, 2017, authorizing the Board of Directors to trade in the Company’s own shares on the market for a period of 18 months within the framework of the stock purchase program. The maximum number of shares that may be purchased by virtue of this authorization or under the previous authorization may not exceed 10% of the total number of shares constituting the share capital, this amount being periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares held by the Company, either directly or indirectly through its subsidiaries, exceed 10% of the share capital. This authorization will be renewed subject to the approval of the Annual Shareholders’ Meeting of May 29, 2019.

(b)  Based on 10% of the Company’s share capital, and after deducting the shares held by the Company for cancellation and the shares held by the Company to cover the share subscription or purchase option plans and the performance share plans for Group employees.

ITEM 16F. Change in registrant’s certifying accountant

Not applicable.

ITEM 16G. Corporate governance

This section presents a summary of significant differences between French corporate governance practices and the NYSE’s corporate governance standards, as required by section 303A.11 of the NYSE Listed Company Manual.

16G.1    Overview

The following paragraphs provide a brief, general summary of significant ways in which our corporate governance practices differ from those required by the listing standards of the New York Stock Exchange ("NYSE") for U.S. companies that have common stock listed on the NYSE. While our management believes that our corporate governance practices are similar in many respects to those of U.S. domestic NYSE listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE Listed Company Manual, certain significant differences are described below.

The principal sources of corporate governance standards in France are the French Commercial Code (Code de commerce), the French Financial and Monetary Code (Code monétaire et financier) and the regulations and recommendations provided by the French Financial Markets Authority (Autorité des marchés financiers, AMF), as well as a number of general recommendations and guidelines on corporate governance, most notably the Corporate Governance Code of Listed Corporations (the "AFEP-MEDEF Code") published by the two main French business confederations, the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF), the latest version of which was published in June 2018.

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

Back to ContentsForm 20-F 2018 TOTAL 23

For an overview of certain of our corporate governance policies, refer to points 4.1 and 4.2 of chapter 4 of the 2018 Registration Document (starting on page 112), which are incorporated herein by reference.

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

French law does not contain any independence requirement for the members of the board of directors of a French company, except for the audit committee, as described below. The AFEP-MEDEF Code recommends, however, that (i) the independent directors should account for half of the members of the board of directors of widely-held corporations without controlling shareholders, and (ii) independent directors should account for at least one-third of board members in controlled companies. Members of the board representing employees and employee shareholders are not taken into account in calculating these percentages. The AFEP-MEDEF Code states that a director is independent when "he or she has no relationship of any kind whatsoever with the corporation, its group or the management that may interfere with his or her freedom of judgment. Accordingly, an independent director is understood to be any non-executive director of the corporation or the group who has no particular bonds of interest (significant shareholder, employee, other) with them." The AFEP-MEDEF Code also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE listing standards, as recently amended, although the specific tests under the two standards may vary on some points.

As noted in the AFEP-MEDEF Code, "qualification as an independent director should be discussed by the appointments committee […] and decided on by the board on the occasion of the appointment of a director, and annually for all directors."

For an overview of the Company’s Board of Directors’ assessment of the independence of the Company’s Directors, including a description of the Board’s independence criteria, refer to point 4.1.1.4 of chapter 4 of the 2018 Registration Document (starting on page 121), which is incorporated herein by reference.

16G.3    Representation of women on corporate boards

The French Commercial Code provides for legally binding quotas to balance gender representation on boards of directors of French listed companies, requiring that each gender represent at least 40%. Directors representing the employees are not taken into account in calculating this percentage. When the board of directors consists of a maximum of eight members, the difference between the number of directors of each gender should not be higher than two. Any appointment of a director made in violation of these rules will be declared null and void and payment of the directors’ compensation will be suspended until the board composition is compliant with the required quota (the suspension of the directors’ compensation will also be disclosed in the management report). However, if a director whose appointment is null and void takes part in decisions of the board of directors, such decisions are not declared automatically null and void by virtue thereof. As of March 13, 2019, the Company’s Board of Directors had six male and six female members. Therefore, excluding the director representing employees in accordance with French law, the proportion of women on the Board was 45.5%.

16G.4    Board committees

16G.4.1 Overview

The NYSE listing standards require that a U.S.-listed company have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. Furthermore, the listing standards require that, in addition to the independence criteria referenced above under "Composition of Board of Directors; Independence", certain enumerated factors be taken into consideration when making a determination on the independence of directors on the compensation committee or when engaging advisors to the compensation committee.

With the exception of an audit committee, as described below, French law currently requires neither the establishment of board committees nor the adoption of written charters.

The AFEP-MEDEF Code recommends, however, that the board of directors sets up, in addition to the audit committee required by French law, a nominations committee and a compensation committee. The AFEP-MEDEF Code also recommends that at least two-thirds of the audit committee members and a majority of the members of each of the compensation committee and the nominations committee be independent directors. It is recommended that the chairman of the compensation committee be independent and that one of its members be an employee director. None of those three committees should include any Executive Officer (1).

TOTAL has established an Audit Committee, a Governance and Ethics Committee, a Compensation Committee and a Strategy & CSR Committee. As of March 13, 2019, the composition of these Committees was as follows:

-the Audit Committee had four members, 100% of whom have been deemed independent by the Board of Directors;

-the Governance and Ethics Committee had four members, 100% of whom have been deemed independent by the Board of Directors;

-the Compensation Committee had five members, 100% of whom have been deemed independent by the Board of Directors (according to point 14.1 of the AFEP-MEDEF Code, directors representing the employee shareholders and directors representing employees are not taken into account when determining this percentage); and

-the Strategy & CSR Committee had six members. With the exception of Mr. Pouyanné, who chairs the committee, all members of this Committee have been deemed independent by the Board of Directors (according to point 14.1 of the AFEP-MEDEF Code, directors representing the employee shareholders and directors representing employees are not taken into account when determining this percentage).

(1)  As defined by the AFEP-MEDEF Code, Executive Officers "include the Chairman and Chief Executive Officer, the Deputy chief executive officer(s) of public limited companies with a Board of Directors, the Chairman and members of the Management Board in public limited companies having a Management Board and Supervisory Board and the statutory managers of partnerships limited by shares".

Back to ContentsForm 20-F 2018 TOTAL 24

For a description of the scope of each Committee’s activity and the independence assessment of each member, see point 4.1.2.3 of chapter 4 of the 2018 Registration Document (starting on page 132), which is incorporated herein by reference.

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

Article L. 823-19 of the French Commercial Code requires the board of directors of companies listed in France to establish an audit committee, at least one member of which must be an independent director and must be competent in finance, accounting or statutory audit procedures. The AFEP-MEDEF Code provides that at least two-thirds of the directors on the audit committee be independent and that the audit committee should not include any Executive Officer. Under NYSE rules, in the absence of an applicable exemption, audit committees are required to satisfy the independence requirements under Rule 10A-3 of the Exchange Act. TOTAL’s Audit Committee consists of four directors, all of whom meet the independence requirements under Rule 10A-3.

The duties of the Company’s Audit Committee, in line with French law and the AFEP-MEDEF Code, are described in point 4.1.2.3 of chapter 4 of the 2018 Registration Document (starting on page 132), which is incorporated herein by reference. The Audit Committee regularly reports to the Board of Directors on the fulfillment of its tasks, the results of the financial statements certification process and the contribution of such process to guaranteeing the financial information’s integrity.

One structural difference between the legal status of the audit committee of a U.S.-listed company and that of a French-listed company concerns the degree of the committee’s involvement in managing the relationship between the company and the auditors. French law requires French companies that publish consolidated financial statements, such as TOTAL S.A., to have two co-statutory auditors. While the NYSE listing standards require that the audit committee of a U.S.-listed have direct responsability for the appointment, compensation, retention and oversight of the work of the auditor. French law provides that the election of the co-statutory auditors is the sole responsibility of the shareholders duly convened at a shareholders’ meeting. In making their decision, the shareholders may rely on proposals submitted to them by the board of directors based on recommendations from the audit committee. The shareholders elect the statutory auditors for an audit period of six financial years. The statutory auditors may only be revoked by a court order and only on grounds of professional negligence or incapacity to perform their mission.

16G.5    Meetings of non-management directors

The NYSE listing standards require that the non-management directors of a U.S.-listed company meet at regularly scheduled executive sessions without management. French law does not contain such a requirement. The AFEP-MEDEF Code recommends, however, that a meeting not attended by the Executive Officers be organized at least once a year.

Since December 16, 2015, the rules of procedure of the board of directors provide that, with the agreement of the Governance and Ethics Committee, the Lead Independent Director may hold meetings of the directors who do not hold executive or salaried positions on the Board of Directors. He or she reports to the Board of Directors on the conclusions of such meetings.

In December 2018, the Lead Independent Director held a meeting of the independent directors. She subsequently presented a summary of this meeting to the Board of Directors.

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

16G.6    Shareholder approval of compensation

Pursuant to the provisions of the French Commercial Code, as amended, the compensation of the chairman of the board of directors, the chief executive officer and, as the case may be, the deputy chief executive officer(s) in French listed companies shall each year be submitted to the approval of their shareholders. Articles L. 225-37-2 and L. 225-100 of the French Commercial Code provide respectively for an ex ante vote and an ex post vote:

-ex ante vote: the shareholders shall each year approve the principles and criteria for determining, allocating and granting the fixed, variable and exceptional components making up the total compensation and the benefits of any kind, attributable to each of the abovementioned officers for the current fiscal year. In the event a resolution is rejected by the shareholders, the preceding already approved compensation policy for the concerned officer will be applicable; and

-ex post vote: the shareholders shall each year approve the fixed, variable and exceptional components of the aggregate compensation and benefit of any kinds due or attributable to each of the abovementioned officers for the preceding fiscal year. In the event a resolution is rejected by the shareholders, the variable and exceptional components of the compensation will not be paid to the relevant officer.

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

French law requires neither the adoption of such guidelines nor the provision of such certification. The AFEP-MEDEF Code recommends, however, that the board of directors of a French-listed company review its operation annually and perform a formal evaluation at least once every three years, under the leadership of the appointments or nominations committee or an independent director, assisted by an external consultant. TOTAL’s Board of Directors’ most recent formal evaluation took place in early 2019. The AFEP-MEDEF Code also recommends

Back to ContentsForm 20-F 2018 TOTAL 25

that shareholders be informed of these evaluations each year in the annual report. In addition, Article L. 225-37 of the French Commercial Code requires the board of directors to present to the shareholders a corporate governance report appended to the management report, notably describing the composition of the board and the balanced representation of men and women on the board, the preparation and organization of the Board’s work, as well as the offices and positions of each TOTAL Executive Officer and the compensation received by each such officer. The AFEP-MEDEF Code also includes ethical rules concerning which directors are expected to comply.

16G.8    Code of business conduct and ethics

The NYSE listing standards require each U.S.-listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. Under Article 17 of Law n° 2016/1691 of December 9, 2016, top management (such as the chairman of the board or chief executive officer) of large French companies is required to adopt a code of conduct proscribing the different types of behavior being likely to characterize acts of corruption, bribery or influence peddling. This code must be included in the rules of procedure of the company and be submitted to employee representatives. Under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including TOTAL, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officers and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For a description of the code of ethics adopted by TOTAL, refer to point 3.3.2 of chapter 3 of the 2018 Registration Document (starting on page 87), which is incorporated herein by reference, and "Item 16B. Code of ethics".

ITEM 16H. Mine safety disclosure

Not applicable.

ITEM 17. Financial statements

Not applicable.

ITEM 18. Financial statements

The Consolidated Financial Statements and Notes thereto included in the 2018 Registration Document (starting on page 249) are incorporated herein by reference.

The reports of the statutory auditors, ERNST & YOUNG Audit and KPMG Audit, a division of KPMG S.A., are included in the following pages:

Back to ContentsForm 20-F 2018 TOTAL 26

KPMG Audit Tour EQHO 2 avenue Gambetta CS 60055 92066 Paris-La Défense Cedex France	ERNST & YOUNG Audit 1/2, place des Saisons 92400 Courbevoie - Paris-La Défense 1 France

TOTAL S.A.

Registered office: 2, place Jean Millier - La Défense 6 - 92400 Courbevoie - France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TOTAL S.A. and subsidiaries ("the Company") as of December 31, 2018, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, "the consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Paris-La Défense, March 13, 2019

KPMG Audit, a division of KPMG S.A.		ERNST & YOUNG Audit

/s/ JACQUES-FRANÇOIS LETHU	/s/ ERIC JACQUET	/s/ ERNST & YOUNG Audit
Jacques-François Lethu Partner	Eric Jacquet Partner	ERNST & YOUNG Audit
We or our predecessor firms have served as the Company's auditor since 1996.		We have served as the Company's auditor since 2004.
Back to ContentsForm 20-F 2018 TOTAL 27

KPMG Audit Tour EQHO 2 avenue Gambetta CS 60055 92066 Paris-La Défense Cedex France	ERNST & YOUNG Audit 1/2, place des Saisons 92400 Courbevoie - Paris-La Défense 1 France

TOTAL S.A.

Registered office: 2, place Jean Millier - La Défense 6 - 92400 Courbevoie - France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS ON THE INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors,

Opinion on Internal Control Over Financial Reporting

We have audited TOTAL S.A. and subsidiaries’ ("the Company") internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include an evaluation of the internal control over financial reporting of the following entities acquired in 2018: Direct Énergie, Quadran and Global LNG. These three entities represented respectively 1.34%, 0.50% and 2.15% of the Group’s total assets as of December 31, 2018 and 0.34%, 0.04% and 0.07% of the Group’s 2018 consolidated sales, which are included in the 2018 consolidated financial statements of the Group.

Our audit of internal control over financial reporting of the Group also did not include an evaluation of the internal control over financial reporting of Direct Énergie, Quadran and Global LNG.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018 and the related notes (collectively, "the consolidated financial statements"), and our report dated March 13, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

Paris-La Défense, March 13, 2019

KPMG Audit, a division of KPMG S.A.		ERNST & YOUNG Audit

/s/ JACQUES-FRANÇOIS LETHU	/s/ ERIC JACQUET	/s/ ERNST & YOUNG Audit
Jacques-François Lethu Partner	Eric Jacquet Partner	ERNST & YOUNG Audit
Back to ContentsForm 20-F 2018 TOTAL 28

ITEM 19. Exhibits

The following documents are filed as part of this annual report:

1	Bylaws (Statuts) of TOTAL S.A. (as amended through January 14, 2019).
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

8	List of Subsidiaries (see Note 18 to the Consolidated Financial Statements included in the 2018 Registration Document (starting on page 340), which is incorporated herein by reference).
11	Code of Ethics (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2016, filed on March 17, 2017).
12.1	Certification of Chief Executive Officer.
12.2	Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer.
13.2	Certification of Chief Financial Officer.
15.1	Excerpt of the pages and sections of the 2018 Registration Document incorporated herein by reference.
15.2	Consent of ERNST & YOUNG Audit and of KPMG Audit, a division of KPMG S.A.
15.3	Third party report of DeGolyer and MacNaughton.
15.4	Consent of DeGolyer and MacNaughton.
101	XBRL Document.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOTAL S.A.

By: /s/ PATRICK POUYANNÉ

Name: Patrick Pouyanné
Title: Chairman and Chief Executive Officer

Date: March 20, 2019

Back to ContentsForm 20-F 2018 TOTAL 29