Form 20-F/A
period 2018-12-31
TOTAL S.A.
filed 2019-04-26
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No.1

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes   No

Explanatory Note

This Amendment No.1 on Form 20-F/A (the "Amendment No.1") to the annual report on Form 20-F of TOTAL S.A (the "Company") for the fiscal year ended December 31, 2018 (the "2018 Form 20-F") is being filed solely for the purpose of providing an amended Exhibit 15.1, containing excerpted pages and sections of the amended 2018 Registration Document of the Company, which cancels and replaces the version of such document filed with the French Autorité des marchés financiers on March 20, 2019. The changes to Exhibit 15.1 consist of (i) the deletion of the last line of page 160 (Chapter 4, point 4.3.2.2) "Stock options may be granted to the Chairman and Chief Executive Officer" following the Board of Directors' decision of April 25, 2019 not to submit to the vote of the Shareholders' Meeting of May 29, 2019, the twelfth resolution concerning the authorization granted to the Board to grant share subscription or purchase options and (ii) the rectification of data related to future production costs and future development costs reported for the Middle East and North Africa area for the consolidated subsidiaries as of December 31, 2018 (pages 375 and 377 of the 2018 Registration Document - Chapter 9, points 9.1.8. and 9.1.9). The remainder of the 2018 Registration Document remains unchanged.

All references to the "2018 Registration Document" in the 2018 Form 20-F are references only to those pages, points and chapters in Exhibit 15.1 to this Amendment No.1.

Other than as expressly set forth above, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company's 2018 Form 20-F. Other than as expressly set forth above, this Amendment No.1 does not, and does not purport to, amend, update or restate the information in any part of the Company's 2018 Form 20-F or reflect any events that have occurred after the 2018 Form 20-F was filed on March 20, 2019. The filing of this Amendment No.1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to March 20, 2019. Accordingly, this Amendment No.1 and Exhibit 15.1 hereto should be read in conjunction with the 2018 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to March 20, 2019, including any amendments to such documents.

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

Back to ContentsForm 20-F/A 2018 TOTAL i

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

Back to ContentsForm 20-F/A 2018 TOTAL ii

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

Back to ContentsForm 20-F/A 2018 TOTAL 1

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

Back to ContentsForm 20-F/A 2018 TOTAL 2

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

Back to ContentsForm 20-F/A 2018 TOTAL 3

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

Back to ContentsForm 20-F/A 2018 TOTAL 4

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

Back to ContentsForm 20-F/A 2018 TOTAL 5

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

Back to ContentsForm 20-F/A 2018 TOTAL 6

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

Back to ContentsForm 20-F/A 2018 TOTAL 7

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

Back to ContentsForm 20-F/A 2018 TOTAL 8

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

Back to ContentsForm 20-F/A 2018 TOTAL 9

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

Back to ContentsForm 20-F/A 2018 TOTAL 10

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

Back to ContentsForm 20-F/A 2018 TOTAL 11

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

Back to ContentsForm 20-F/A 2018 TOTAL 12

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

Back to ContentsForm 20-F/A 2018 TOTAL 13

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

Back to ContentsForm 20-F/A 2018 TOTAL 14

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

Back to ContentsForm 20-F/A 2018 TOTAL 15

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

Back to ContentsForm 20-F/A 2018 TOTAL 16

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

Back to ContentsForm 20-F/A 2018 TOTAL 17

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

Back to ContentsForm 20-F/A 2018 TOTAL 18

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

Back to ContentsForm 20-F/A 2018 TOTAL 19

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

Back to ContentsForm 20-F/A 2018 TOTAL 20

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

Back to ContentsForm 20-F/A 2018 TOTAL 21

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

Back to ContentsForm 20-F/A 2018 TOTAL 22

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

Back to ContentsForm 20-F/A 2018 TOTAL 23

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

Back to ContentsForm 20-F/A 2018 TOTAL 24

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

Back to ContentsForm 20-F/A 2018 TOTAL 25

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

Back to ContentsForm 20-F/A 2018 TOTAL 26

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
Back to ContentsForm 20-F/A 2018 TOTAL 27

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

Paris-La Défense, March 13, 2019

KPMG Audit, a division of KPMG S.A.		ERNST & YOUNG Audit

/s/ JACQUES-FRANÇOIS LETHU	/s/ ERIC JACQUET	/s/ ERNST & YOUNG Audit
Jacques-François Lethu Partner	Eric Jacquet Partner	ERNST & YOUNG Audit
Back to ContentsForm 20-F/A 2018 TOTAL 28

ITEM 19. Exhibits

The following documents are filed as part of this annual report:

1	Bylaws (Statuts) of TOTAL S.A. (as amended through April 8, 2019).
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
15.2

Consent of ERNST & YOUNG Audit and of KPMG Audit, a division of KPMG S.A. (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2018, filed on March 20, 2019).

15.3	Third party report of DeGolyer and MacNaughton (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2018, filed on March 20, 2019).
15.4	Consent of DeGolyer and MacNaughton (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2018, filed on March 20, 2019).
101	XBRL Document (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2018, filed on March 20, 2019).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the annual report on its behalf.

TOTAL S.A.

By: /s/ PATRICK POUYANNÉ

Name: Patrick Pouyanné
Title: Chairman and Chief Executive Officer

Date: April 26, 2019

Back to ContentsForm 20-F/A 2018 TOTAL 29