Form 20-F
period 2019-12-31
TOTAL S.A.
filed 2020-03-20
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from … to

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

Jean-Pierre Sbraire

Chief Financial Officer

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

Tel: +33 (0)1 47 44 45 46

Fax: +33 (0)1 47 44 49 44

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Shares		New York Stock Exchange*
American Depositary Shares	TOT	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,601,881,075 Shares, par value €2.50 each, as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☒ No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐ No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards*** provided pursuant to Section 13(a) of the Exchange Act.

***	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☒

Basis of presentation

References in this annual report on Form 20-F to pages and sections of the Universal Registration Document 2019 are references only to those pages and sections of TOTAL’s Universal Registration Document for the year ended December 31, 2019 attached in Exhibit 15.1 to this Form 20-F. Other than as expressly provided herein, the Universal Registration Document 2019 is not incorporated herein by reference.

TOTAL’s Consolidated Financial Statements, which start on page 281 of the Universal Registration Document 2019 and are incorporated herein by reference, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU) as of December 31, 2019.

In addition, this annual report on Form 20-F and the Universal Registration Document 2019 contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance. We believe that presentation of this information, along with comparable GAAP measures, is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies.

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

Additional information

This annual report on Form 20-F reports information primarily regarding TOTAL’s business, operations and financial information relating to the fiscal year ended December 31, 2019. For more recent updates regarding TOTAL, you may inspect any reports, statements or other information TOTAL files with the United States Securities and Exchange Commission (“SEC”). All of TOTAL’s SEC filings made after December 31, 2001 are available to the public at the SEC website at http://www.sec.gov and from certain commercial document retrieval services. See also “Item 10. - 10.8 Documents on display”.

No material on the TOTAL website forms any part of this annual report on Form 20-F. References in this annual report on Form 20-F to documents on the TOTAL website are included as an aid to the location of such documents and such documents are not incorporated by reference.

Certain terms, abbreviations and conversion table

For the meanings of certain terms used in this document, as well as certain abbreviations and a conversion table, refer to the “Glossary” starting on page 467 of the Universal Registration Document 2019, which is incorporated herein by reference.

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

-

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

-	changes in currency exchange rates and currency devaluations;

-	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including, without limitation, those that are not controlled and/or operated by TOTAL;

Form 20-F 2019 TOTAL	i

-	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

-	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

-	changes in the current capital expenditure plans of TOTAL;

-	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

-	the financial resources of competitors;

-	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

-	the quality of future opportunities that may be presented to or pursued by TOTAL;

-	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

-	the ability to obtain governmental or regulatory approvals;

-

the ability to respond to challenges in international markets, including political or economic conditions (including national and international armed conflict) and trade and regulatory matters (including actual or proposed sanctions on companies that conduct business in certain countries);

-	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

-

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

-	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

-	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, please refer to “Item 3. - 3.2 Risk factors”, “Item 5. Operating and financial review and prospects ” and “Item 11. Quantitative and qualitative disclosures about market risk”.

ii	TOTAL Form 20-F 2019

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.1	Selected financial data

The following table presents selected consolidated financial data for TOTAL on the basis of IFRS as issued by the IASB and IFRS as adopted by the EU for the years ended December 31, 2019, 2018, 2017, 2016 and 2015. Effective January 1, 2014, TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the Euro to the US Dollar. ERNST & YOUNG Audit and KPMG Audit, a division of KPMG S.A., independent registered public accounting firms and the Company’s auditors, audited the historical Consolidated Financial Statements of TOTAL for these periods from which the financial data presented below for such periods are derived. All such data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto starting on page 281 of the Universal Registration Document 2019, which are incorporated herein by reference.

(in millions of dollars, except share and per share data)	2019	2018	2017	2016	2015
INCOME STATEMENT DATA
Revenues from sales	176,249	184,106	149,099	127,925	143,421
Net income, Group share	11,267	11,446	8,631	6,196	5,087
Earnings per share ($)	$4.20	$4.27	$3.36	$2.52	$2.17
Fully diluted earnings per share ($)	$4.17	$4.24	$3.34	$2.51	$2.16
CASH FLOW STATEMENT DATA
Cash flow from operating activities	24,685	24,703	22,319	16,521	19,946
Total expenditures	19,237	22,185	16,896	20,530	28,033
BALANCE SHEET DATA
Total assets	273,294	256,762	242,631	230,978	224,484
Non-current financial debt	47,773	40,129	41,340	43,067	44,464
Non-controlling interests	2,527	2,474	2,481	2,894	2,915
Shareholders’ equity - Group share	116,778	115,640	111,556	98,680	92,494
• Common shares	8,123	8,227	7,882	7,604	7,670
DIVIDENDS
Dividend per share (€)	€2.68(a)	€2.56	€2.48	€2.45	€2.44
Dividend per share ($)	$2.95(a), (b)	$2.94	$2.96	$2.61	$2.67
COMMON SHARES(c)
Average number outstanding of common shares €2.50 par value (shares undiluted)	2,601,621,815	2,607,456,934	2,481,802,636	2,379,182,155	2,295,037,940
Average number outstanding of common shares €2.50 par value (shares diluted)	2,618,007,888	2,623,716,444	2,494,756,413	2,389,713,936	2,304,435,542

(a)	Subject to approval by the shareholders’ meeting on May 29, 2020.

(b)

Estimated dividend in dollars includes the first quarterly interim ADR dividend of $0.72 paid in October 2019 and the second quarterly interim ADR dividend of $0.73 paid in January 2020, as well as the third quarterly interim ADR dividend of $0.75 payable in April 2020 and the proposed final interim ADR dividend of $0.75 payable in July 2020. The third quarterly interim ADR dividend of $0.75 payable in April 2020 and the proposed final interim ADR dividend of $0.75 payable in July 2020 were both converted at a rate of $1.11/€.

(c)	The number of common shares shown has been used to calculate per share amounts.

Form 20-F 2019 TOTAL	1

3.2	Risk factors

The Group conducts its activities in an ever-changing environment. It is exposed to risks that, if they were to occur, could have a material adverse effect on its business, financial condition, reputation, outlook, or the TOTAL S.A.’s share price. Points 3.1.1 (“Environmental parameters”) to 3.1.6 (“Innovation”) of chapter 3 of the Universal Registration Document 2019 (starting on page 83), which are incorporated herein by reference, present the significant risk factors specific to the Group, to which it believes it is exposed as of the filing date of this annual report on Form 20-F. However, the Group may be exposed to other non-specific risks, or of which it may not be aware, or which it may be underestimating the potential consequences of, or other risks that may not have been considered by the Group as being likely to have a material adverse impact on the Group, its business, financial condition, reputation or outlook.

For additional information on the risks to which TOTAL believes it is exposed as of the filing date of this annual report on Form 20-F, along with TOTAL’s approaches to managing certain of these risks, please refer to “Item 5. Operating and financial review and prospects” and “Item 11. Quantitative and qualitative disclosures about market risk”, as well as points 3.3 (“Internal control and risk management procedures”) and 3.6 (“Vigilance Plan”) of chapter 3 (starting on pages 93 and 102, respectively) of the Universal Registration Document 2019, which are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

The following information providing an integrated overview of the Group from the Universal Registration Document 2019 is incorporated herein by reference:

-	presentation of the Group and its governance (points 1.1 and 1.5 of chapter 1, starting on pages 4 and 18 respectively);

-	the Group’s collective ambition and strategy (point 1.2 of chapter 1, on page 7);

-	history, employees, integrated business model and geographic presence (point 1.3 of chapter 1, starting on page 8);

-	an overview of the Group’s R&D, investment policy and sustainable development initiatives (point 1.4 of chapter 1, on page 14); and

-	organizational structure (points 1.5.2 and 1.5.3 of chapter 1, starting on page 20).

The following information providing an overview of the Group’s businesses and activities from the Universal Registration Document 2019 is incorporated herein by reference:

-	business overview for fiscal year 2019 (points 2.1 to 2.5 of chapter 2, starting on page 32 );

-	information concerning the Group’s principal capital expenditures and divestitures (point 2.6 of chapter 2, starting on page 74). See also “Item 5. Operating and financial review and prospects”; and

-

geographical breakdown of the Group’s sales, property, plants and equipment, intangible assets and capital expenditures over the past three years (Note 4 to the Consolidated Financial Statements, on page 308).

The following other information from the Universal Registration Document 2019 is incorporated herein by reference:

-	insurance policy (point 3.4 of chapter 3, starting on page 100);

-	non-financial performance (points 5.1 to 5.11 of chapter 5, starting on page 204); and

-	investor relations (point 6.6 of chapter 6, starting on page 271).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section is the Company’s analysis of its financial performance and of significant trends that may affect its future performance. It should be read in conjunction with the Consolidated Financial Statements and the Notes thereto in the Universal Registration Document 2019 (starting on page 281), which are incorporated herein by reference. The Consolidated Financial Statements and the Notes thereto are prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU.

This section contains forward-looking statements that are subject to risks and uncertainties. For a list of important factors that could cause actual results to differ materially from those expressed in the forward-looking statements, see “Cautionary Statement Concerning Forward-Looking Statements” starting on page i.

Critical accounting policies and standards applicable in the future

For an overview of TOTAL’s critical accounting policies, including policies involving management’s judgment and estimates and significant accounting policies applicable in the future, refer to the Introduction and Note 1.2 (“Significant accounting policies applicable in the future”) of the Notes to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on pages 292 and 294, respectively), which is incorporated herein by reference.

2	TOTAL Form 20-F 2019

5.1	Overview

TOTAL’s results are affected by a variety of factors, including changes in crude oil and natural gas prices as well as refining and marketing margins, which are all generally expressed in dollars, and changes in exchange rates, particularly the value of the euro compared to the dollar. Higher crude oil and natural gas prices generally have a positive effect on the income of TOTAL, since the Exploration & Production segment’s oil and gas business and Integrated Gas, Renewables & Power segment’s downstream gas business are positively impacted by the resulting increase in revenues. Lower crude oil and natural gas prices generally have a corresponding negative effect. The effect of changes in crude oil prices on the activities of TOTAL’s Refining & Chemicals and Marketing & Services segments depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. TOTAL’s results are also significantly affected by the costs of its activities, in particular those related to exploration and production, and by the outcome of its strategic decisions with respect to cost reduction efforts. In addition, TOTAL’s results are affected by general economic and political conditions and changes in governmental laws and regulations, as well as by the impact of decisions by OPEC on production levels. For more information, refer to “Item 3. - 3.2 Risk factors”.

In 2019, the Group generated cash flow (DACF)(1) of $28.5 billion, a strong growth of $2.4 billion compared to 2018, due to a positive contribution from all segments. This performance was achieved despite the decrease in oil prices and European gas prices of respectively 10% and 38%, corresponding to a decrease of the price environment by approximately 20% on average in 2019. The Group reported solid adjusted net income for 2019 of $11.8 billion, a decrease of 13%, and a return on equity above 10%. The Group reduced its pre-dividend organic cash breakeven to less than $25/b.

In the Upstream(2), start-ups and ramp-ups including Yamal LNG in Russia and Ichthys in Australia, Egina in Nigeria and Kaombo in Angola, generated strong cash flow and fueled production growth of 9% for the year, with an increase in LNG production of nearly 50%.

The Exploration & Production segment’s cash flow(3) increased to $18 billion, despite the deterioration of the environment. The iGRP segment generated a cash flow(3) of $3.7 billion, an increase of 81% compared to 2018, mostly due to the increase in LNG sales of nearly 60%.

The Downstream(4) generated a cash flow(3) of $6.6 billion, notably due to its non-cyclical activities and despite a decrease in refining and petrochemical margins of approximately 10% in 2019.

Net investments(5) rose to $17.4 billion and reflect in particular the strategy to strengthen LNG and deep offshore, as demonstrated by the acquisition of Mozambique LNG and the launch of Arctic LNG 2 in Russia and Mero 2 in Brazil. More than one-third of the Group’s 2019 net investments were made in the iGRP segment, which leads the Group’s low carbon ambition. The Group enters the gas and renewables market in India in partnership with Adani and will build a giant 800 MW solar power plant in Qatar.

In 2019, the Group maintained a solid financial position with gearing(6) ratio of 16.7% excluding capitalized leases (20.7% including).

In accordance with the decision of the board of directors of TOTAL S.A. announced on September 24, the Group increased the 2019 final dividend by 6% to €0.68 per share. Including the interim dividends, the full-year 2019 dividend increased by 5% to €2.68 per share. Finally, the Group bought back $1.75 billion of its shares in 2019.

Outlook

The environment remains volatile, given the uncertainty about hydrocarbon demand related to the outlook for global economic growth and a context of geopolitical instability.

The Covid-19 epidemic that began in December 2019, in China, has been impacting demand since the beginning of the first quarter 2020 and has caused oil prices to fall significantly.

In this context of oversupply, the decision on March 6, 2020 by OPEC and Russia to stop their cooperation on the markets caused crude oil prices to fall sharply, by around 30%.

A decrease in the average sales price of liquids of 10 dollars per barrel results over a quarter in a decrease of an adjusted net operating income of approximately $725 million and a decrease in cash flow from operating activities of approximately $825 million.

Despite the uncertainties related to Covid-19 and oil supply policies, the Group’s fundamentals remain strong.

The Group has an organic cash break-even less than 25 $/b and a controlled level of debt (gearing excluding leases of 17% as at December 31, 2019). Since 2015, it has implemented a spending discipline policy and announced in September 2019 the extension of its savings programs beyond 2020. In addition, it has flexibility on its investment programs since almost 20% of the upstream CAPEX are short cycle capex, i.e. flexible in the short term.

The Group expects to continue to implement its strategy for profitable growth on the integrated gas and low-carbon electricity chains. LNG sales are expected to benefit, notably in 2020, from the start-ups of Yamal LNG train 4 as well as Cameron LNG train 3 and are expected to be higher than 30 million tons per year.

(1) Cash flow refers to DACF. “DACF” = debt adjusted cash flow, is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges.

(2) The Group Upstream hydrocarbons activities include the oil and gas exploration and production activities of the Exploration & Production and the Integrated Gas, Renewables & Power segments. They do not include power generation facilities based on renewable sources or natural gas such as combined-cycle natural gas power plants.

(3) Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases.

(4)	Refining & Chemicals and Marketing & Services segments.
(5)	Net investments = organic investments + net acquisitions.

(6) “Gearing” refers to the net-debt-to-capital-ratio. “Net-debt-to-capital-ratio”= net debt/ (net debt + shareholders’ equity). For additional information, refer to Note 15.1 (E) (“Net-debt-to-capital ratio”) to the Consolidated Financial Statements in the Universal Registration Document 2019 (on page 357), which is incorporated herein by reference.

Form 20-F 2019 TOTAL	3

As such, in an environment of 60$/b, the Group’s cash-flow would be increasing approximately 1 billion dollars per year starting from 2019.

Spending discipline is maintained and the Group continues its cost reduction program with an objective of more than $5 billion in cumulative savings in 2020.In a 60 $/b environment, net investments(7) in 2020 would be in the range of $18 billion, with the Group expecting to complete its $5 billion asset sale program over the years 2019-2020 (~$3 billion were already announced).

Organic production growth is expected to be above 2% in 2020, due to ramp-ups of projects started in 2019 and expected start-ups in 2020, notably Iara 2 in Brazil. However, the exportations in Libya have stopped since mid-February; if this situation were to continue over the full year, it would impact almost 2% of the growth in annual production.

Since the start of the fourth quarter 2019 until the OPEC decision on March 6, 2020, global refining margins were weak as a result of high product inventories and oil prices supported by OPEC. These margins increased, however, following the sharp drop in the price of oil. The Downstream will continue to rely on its diversified portfolio, notably its integrated platforms in the Refining & Chemicals segment as well as its non-cyclical businesses.

5.2	Group results 2017-2019

As of and for the year ended December 31 (in millions of dollars, except per share data)	2019	2018	2017
Non-Group sales	200,316	209,363	171,493
Adjusted net operating income from business segments(a)
• Exploration & Production(b)	7,509	8,547	4,541
• Integrated Gas, Renewables & Power(b)	2,389	2,419	1,929
• Refining & Chemicals	3,003	3,379	3,790
• Marketing & Services	1,653	1,652	1,676
Net income (loss) from equity affiliates	3,406	3,170	2,015
Fully-diluted earnings per share ($)	4.17	4.24	3.34
Fully-diluted weighted-average shares (millions)	2,618	2,624	2,495
Net income (Group share)	11,267	11,446	8,631
Organic investments(c)	13,397	12,427	14,395
Net acquisitions(d)	4,052	3,141	(2,759)
Net investments(e)	17,449	15,568	11,636
Cash flow from operations	24,685	24,703	22,319
Of which:
• (increase)/decrease in working capital(f)	(1,718)	769	827
• financial charges	(2,069)	(1,538)	(1,048)

2019 data take into account the impact of the new rule IFRS 16 “Leases”, effective January 1, 2019.

(a)

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes in fair value. See “- 5.3 Business segment reporting” below for further details.

(b)	2018 and 2017 data restated to reflect the new reporting structure for the business segments’ financial information, effective January 1, 2019.

(c)

“Organic investments” = net investments excluding acquisitions, divestments and other operations with non-controlling interests. For additional information on investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference.

(d)	“Net acquisitions” = acquisitions - assets sales - other operations with non-controlling interests.

(e)

“Net investments” = organic investments + net acquisitions. For additional information on investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference.

(f)

The change in working capital as determined using the replacement cost method was $(1,747) million in 2019 and $174 in 2018. For information on the replacement cost method, refer to Note 3 (“Business segment information”) to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference.

Environment - liquids and gas price realizations(a), refining margins	2019	2018	2017
Brent ($/b)	64.2	71.3	54.2
Henry Hub ($/Mbtu)	2.5	3.1	3.0
NBP ($/Mbtu)(b)	4.9	7.9	5.9
JKM ($/Mbtu)(c)	5.5	9.7	7.1
Average liquids price ($/b)	59.8	64.3	49.9
Average gas price ($/Mbtu)	3.88	4.87	4.09
Variable cost margin – European refining, VCM(d) ($/t)	34.9	38.2	45.6

(a)	Consolidated subsidiaries.

(b)

NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.

(c)

JKM (Japan-Korea Marker) measures the prices of spot LNG trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

(d)

VCM (variable cost margin - Refining Europe) represents the average margin on variable costs realized by the Group’s European refining business (equal to the difference between the sales of refined products realized by the Group’s European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons). The previous ERMI indicator was intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region.

(7)	Net investments = organic investments + net acquisitions.

4	TOTAL Form 20-F 2019

Hydrocarbon production	2019	2018	2017
Combined production (kb/d)	3,014	2,775	2,566
• Oil (including bitumen) (kb/d)	1,431	1,378	1,167
• Gas (including condensates and associated NGL) (kboe/d)	1,583	1,397	1,399

Hydrocarbon production	2019	2018	2017
Combined production (kboe/d)	3,014	2,775	2,566
• Liquids (kb/d)	1,672	1,566	1,346
• Gas (Mcf/d)	7,364	6,599	6,662

For a discussion of the Group’s proved reserves, refer to point 2.3.1 (“Hydrocarbons reserves”) of chapter 2 of the Universal Registration Document 2019 (starting on page 49), which is incorporated herein by reference. See also point 9.1 (“Oil and gas information pursuant to FASB Accounting Standards Codification 932”) of chapter 9 of the Universal Registration Document 2019 (starting on page 402), which is incorporated herein by reference, for additional information on proved reserves, including tables showing changes in proved reserves by region.

2019 vs. 2018

In 2019, market conditions were less favorable than in 2018. The Brent price decreased to $64.2/b on average in 2019 from $71.3/b on average in 2018, while remaining volatile. In 2019, TOTAL’s average liquids price realization(8) decreased by 7% to $59.8 in 2019 from $64.3/b in 2018. TOTAL’s average gas price realization(8) decreased by 20% to $3.88/Mbtu in 2019 from $4.87/Mbtu in 2018. The Group’s European refining variable cost margin (“VCM”) decreased by 9% to $34.9/t on average in 2019 compared to $38.2/t in 2018, mainly due to decreasing crude oil prices.

For the full-year 2019, hydrocarbon production was 3,014 kboe/d, an increase of 9% compared to 2,775 in 2018, due to:

-

+13% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Egina in Nigeria, Ichthys in Australia, Kaombo in Angola, Culzean in the United Kingdom and Johan Sverdrup in Norway;

-	-3% due to the natural decline of the fields; and

-	-1% due to maintenance, notably in Nigeria, Norway and the Tyra redevelopment project in Denmark.

The euro-dollar exchange rate averaged $1.1195/€ in 2019, compared to $1.1810/€ in 2018.

Non-Group sales were $200,316 million in 2019 compared to $209,363 million in 2018, a decrease of 4% reflecting the decreased hydrocarbon prices, partially offset by the increase of the Group’s production in 2019. In 2019, Non-Group sales decreased by 27% for the Exploration & Production segment, 5% for the Refining & Chemicals segment and 3% for the Marketing & Services segment. The Integrated Gas, Renewables & Power segment’s Non-Group sales increased by 5% in 2019.

Net income (Group share) decreased by 2% to $11,267 million in 2019 compared to $11,446 million in 2018, mainly due to lower hydrocarbon prices, partially offset by growth of the Group’s hydrocarbon production. In 2019, adjustments to net income (Group share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had a negative impact of $561 million mainly due to impairments on assets mainly located in the United States (Utica, Chinook). For a detailed overview of adjustment items for 2019, refer to Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference. In 2018, adjustments to net income (Group share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had a negative impact of $2,113 million, mainly due to an inventory effect and an impairments on Ichthys related to the sale of a partial interest by the Group, as well as the impairment of production facilities by SunPower(9).

Income taxes in 2019 amounted to $5,872 million, a decrease of 9.9% compared to $6,516 in 2018, due to the relative weight and lower tax rates in the Upstream and a lower hydrocarbon price environment.

In 2019, the Company bought back 52,389,336 TOTAL shares on the market, i.e. 2.01% of the Company’s outstanding share capital as of December 31, 2019. See also “- 5.4.4 Shareholders’ equity”, below. In 2018, the Company bought back 72,766,481 TOTAL shares on the market, i.e., 2.76% of the Company’s outstanding share capital as of December 31, 2018.

Fully-diluted earnings per share was $4.17 in 2019 compared to $4.24 in 2018, a decrease of 2%.

Asset sales completed were $1,939 million for the full-year 2019, comprised notably of the payment received upon the take-over of the Toshiba LNG portfolio in the United States, the sale of the interest in the Wepec refinery in China, the sale of the Group’s interest in the Hazira terminal in India and polystyrene activities in China. Asset sales completed were $5,172 million for the full-year 2018, comprised of the sale of a 4% interest in the Ichthys project in Australia and the sale of the Group’s share of the LNG re-gas terminal at Dunkirk, as well as the sale of Joslyn in Canada, Rabi in Gabon, the Martin Linge and Visund fields in Norway, an interest in Fort Hills in Canada, SunPower’s sale of its interest in 8point3, the marketing activities of TotalErg in Italy, the Marketing & Services network in Haiti, and the contribution of the Bayport polyethylene unit in the United States to the joint venture formed with Borealis and Nova in which TOTAL holds 50%.

Acquisitions(10) completed were $5,991 million for the full-year 2019, comprised mainly of the acquisition of Anadarko’s interest in Mozambique LNG, the acquisition of a 10%-stake in the Arctic LNG 2 project in Russia and the acquisition of Chevron’s

(8) Consolidated subsidiaries, excluding stock value variation.

(9) As at December 31, 2019, TOTAL held an interest of 46.74% in SunPower. As at December 31, 2018, TOTAL held an interest of 55.66% in SunPower, an American company listed on NASDAQ and based in California.

(10) Acquisitions net of operations with non-controlling interests.

Form 20-F 2019 TOTAL	5

interest in the Danish Underground Consortium in Denmark. Acquisitions(10) completed were $8,314 million for the full-year 2018, including $4,493 million in resource acquisitions(11), comprised of the extension of licenses in Nigeria and the acquisition of a network of service stations in Brazil, as well as notably the acquisitions of Direct Énergie, Engie’s LNG business, the increase in the share of Novatek to 19.4%, interests in the Iara and Lapa fields in Brazil, two new 40-year offshore concessions in Abu Dhabi, which follow the previous Abu Dhabi Marine Areas Ltd (ADMA) offshore concession, and the acquisition of offshore assets from Cobalt in the Gulf of Mexico.

The Group’s cash flow from operating activities for the full-year 2019 was $24,685 million compared to $24,703 million for the full-year 2018. The change in working capital at replacement cost for the full-year 2019, which is the increase in working capital of $1,718 million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $446 million, was $1,272 million, compared to $174 million for the full-year 2018. Operating cash flow excluding the change in working capital at replacement cost for the full-year 2019 was $26,432 million(12), an increase of 8% compared to $24,529 million for the full-year 2018. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges (DACF) for the full-year 2019 was $28,501 million, an increase of 9% compared to $26,067 million for the full-year 2018. The Group’s net cash flow(13) remained stable in 2019 at $8,983 million for the full-year 2019, compared to 8,961 for the full-year 2018. The start-up of strong cash flow generating projects such as Yamal LNG in Russia, Ichthys in Australia, Kaombo in Angola and Egina in Nigeria offset the impact of lower Brent and gas prices.

See also “- 5.4 Liquidity and Capital Resources”, below.

2018 vs. 2017

In 2018, market conditions were more favorable than in 2017. The Brent price rose to $71.3/b on average in 2018 from $54.2/b in 2017, while remaining volatile. In 2018, TOTAL’s average liquids price realization(14) increased by 28% to $64.2/b in 2018 from $50.2/b in 2017. TOTAL’s average gas price realization(14) increased by 19% to $4.87/Mbtu in 2018 from $4.09/Mbtu in 2017. The Group’s VCM Indicator decreased by 16% to $38.2/t on average in 2018 compared to $45.6/t in 2017.

For the full-year 2018, hydrocarbon production was 2,775 kboe/d, an increase of more than 8% compared to 2,566 in 2017, due to:

-	+9% for start-ups and ramp-ups on new projects, notably Yamal LNG, Moho Nord, Fort Hills, Kashagan, Kaombo Norte and Ichthys;

-

+3% portfolio effect. The addition of Maersk Oil, Al Shaheen in Qatar, Waha in Libya, Lapa and Iara in Brazil as well as the acquisition of an additional 0.5% of Novatek were partially offset by the expiration of the Mahakam permit at the end of 2017 and the sales of Visund in Norway and Rabi in Gabon; and

-	-4% for natural field declines and PSC price effect (15).

The euro-dollar exchange rate averaged $1.1810/€ in 2018, compared to $1.1297/€ in 2017.

Non-Group sales were $209,363 million in 2018 compared to $171,493 million in 2017, an increase of 22% reflecting the increased hydrocarbon prices and Group production. Non-Group sales increased by 52% for the Exploration & Production segment, 16% for the Integrated Gas, Renewables & Power segment, 22% for the Refining & Chemicals segment and 21% for the Marketing & Services segment.

Net income (Group share) in 2018 increased by 33% to $11,446 million in 2018 compared to $8,631 million in 2017, mainly due to higher hydrocarbon prices and growth of the Group’s production. Adjustments to net income (Group share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had a negative impact of $2,113 million in 2018, mainly due to an inventory effect and impairments on Ichthys related to the sale of a partial interest by the Group, as well as the impairment of production facilities by SunPower(16). For a detailed overview of adjustment items for 2018, refer to Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference. In 2017, adjustments to net income (Group share), which included special items of $(2,213) million and after-tax inventory valuation effect of $282 million, had a negative impact on net income (Group share) of $1,947 million. Special items in 2017 included mainly impairments of Fort Hills in Canada (following the operator announcement of the increase of the project’s costs), Gladstone LNG in Australia and assets in Congo, partially offset by a gain on the sale of Atotech. Excluding these items, adjusted net income increased by 28% to $13,559 million in 2018, compared to $10,578 million in 2017, in line with the contribution from the segments.

Income taxes in 2018 amounted to $6,516 million, 2.2 times higher than $3,029 million in 2017, due to the relative weight and higher tax rates in the Exploration & Production segment in a higher hydrocarbon price environment.

(11) “Resource acquisitions” = acquisition of a participating interest in an oil and gas mining property by way of an assignment of rights and obligations in the corresponding permit or license and related contracts, with a view to producing the recoverable oil and gas.

(12) Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost.

(13) Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

(14) Consolidated subsidiaries, excluding stock value variation.

(15) The “PSC price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production generally decreases.

(16) As at December 31, 2019, TOTAL held an interest of 46.74% in SunPower. As at December 31, 2018, TOTAL held an interest of 55.66% in SunPower, an American company listed on NASDAQ and based in California.

6	TOTAL Form 20-F 2019

In 2018, the Company bought back 72,766,481 TOTAL shares on the market, i.e., 2.76% of the Company’s outstanding share capital as of December 31, 2018. See also “- 5.4.4 Shareholders’ equity”, below. In 2017, the Company did not buy back any shares.

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

Acquisitions completed were $8,314 million for the full-year in 2018, including $4,493 million in resource acquisitions, comprised of the extension of licenses in Nigeria and the acquisition of a network of service stations in Brazil, as well as notably the acquisitions of Direct Énergie, Engie’s LNG business, the increase in the share of Novatek to 19.4%, interests in the Iara and Lapa fields in Brazil, two new 40-year offshore concessions in Abu Dhabi, which follow the previous Abu Dhabi Marine Areas Ltd (ADMA) offshore concession, and the acquisition of offshore assets from Cobalt in the Gulf of Mexico. Acquisitions(17) were $1,476 million in 2017, including $714 million in resource acquisitions.

The Group’s cash flow from operating activities for the full-year 2018 was $24,703 million, an increase of 11% compared to $22,319 million for the full-year 2017. The change in working capital at replacement cost for the full-year 2018, which is the decrease in working capital of $769 million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $(595) million, was $174 million compared to $1,184 million for the full-year 2017. Operating cash flow excluding the change in working capital at replacement cost for the full-year 2018 was $24,529 million, an increase of 16% compared to $21,135 million for the full-year 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges (DACF) for the full-year 2018 was $26,067 million, an increase of 18% compared to $22,183 million for the full-year 2017. The Group’s net cash flow(18) was $8,961 million for the full-year 2018 compared to $9,499 million for the full-year 2017, due to an increase of $3,932 million in net investments partially offset by a $3,394 million increase in operating cash flow before changes in working capital.

See also “- 5.4 Liquidity and Capital Resources”, below.

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

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s audited Consolidated Financial Statements, see Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and

(17) Acquisitions net of operations with non-controlling interests.

(18) Net cash flow = cash flow from operating activities before working capital changes at replacement costs – net investments (including other transactions with non-controlling interests).

Form 20-F 2019 TOTAL	7

expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above. For further discussion of the calculation of net operating income and the calculation of return on average capital employed (ROACE(19)), see Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference.

The profitable growth in the gas and low carbon electricity integrated value chains is one of the key axes of TOTAL’s strategy. In order to give more visibility to these businesses, a new reporting structure for the business segments’ financial information has been implemented effective January 1, 2019. The organization of the Group’s activities is structured around the following four segments: Exploration & Production (EP), Integrated Gas, Renewables & Power (iGRP - comprising TOTAL’s integrated gas (including LNG) and low carbon electricity businesses and the upstream and midstream LNG activity that was previously reported in the EP segment), Refining & Chemicals and Marketing & Services. Certain figures for the years 2017 and 2018 have been restated in order to reflect the new reporting structure for the business segments’ financial information.

5.3.1	Exploration & Production segment

Hydrocarbon production	2019	2018	2017
EP (kb/d)	2,454	2,394	2,165
• Liquids (kb/d)	1,601	1,527	1,298
• Gas (Mcf/d)	4,653	4,724	4,728

Results (in millions of dollars except effective tax rate and ROACE)	2019	2018	2017
Non-Group sales	7,261	9,889	6,527
Operating income(a)	10,542	12,502	2,290
Net income (loss) from equity affiliates and other items	610	1,365	657
Effective tax rate(b)	41.5%	46.2%	40.5%
Tax on net operating income	(4,572)	(5,770)	(1,836)
Net operating income(a)	6,580	8,097	1,111
Adjustments affecting net operating income	929	450	3,430
Adjusted net operating income(c)	7,509	8,547	4,541
• of which income from equity affiliates	996	1,140	827
Organic investments(d)	8,635	7,953	9,110
Net acquisitions(e)	14	2,162	(896)
Net investments(f)	8,649	10,115	8,214
ROACE	8.4%	9.9%	5.5%

(a)

For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference.

(b)

“Effective tax rate” = tax on adjusted net operating income/(adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

(c)

Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference.

(d)

“Organic investments” = net investments excluding acquisitions, divestments and other operations with non-controlling interests. For additional information on investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference.

(e)	“Net acquisitions” = acquisitions - assets sales - other operations with non-controlling interests.

(f)

“Net investments” = organic investments + net acquisitions. For additional information on investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference.

2019 vs. 2018

Non-Group sales for the EP segment in 2019 were $7,261 million compared to $9,889 million in 2018, a decrease of 27%.

The EP segment’s adjusted net operating income was $7,509 million in 2019, a decrease of 12% compared to $8,547 million in 2018, due to the decrease in hydrocarbon prices, despite strong production growth.

The effective tax rate decreased from 46.2% in 2018 to 41.5% in 2019, in line with the decrease in oil prices.

Adjusted net operating income for the EP segment excludes special items. In 2019, the exclusion of special items had a positive impact of $929 million on the EP segment’s adjusted net operating income (for additional information, refer to Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference). In 2018, the exclusion of special items had a positive impact on the EP segment’s adjusted net operating income of $450 million due to impairments on assets located mainly in Algeria, Colombia and Congo (for additional information, refer to Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296)).

(19) “ROACE” = ratio of adjusted net operating income to average capital employed at replacement cost between the beginning and the end of the period.

8	TOTAL Form 20-F 2019

In 2019, the EP segment’s cash flow from operating activities excluding financial charges, except those related to leases was $16,917 million, a decrease of 9% compared to $18,537 for the full-year 2018. In 2019, the EP segment’s operating cash flow excluding the change in working capital at replacement cost(20) and excluding financial charges, except those related to leases was $18,030 million, an increase of 1% compared to $17,832 million for the full-year 2018. The start-up of strong cash flow generating projects offset the impact of lower Brent and gas prices.

For additional information on the EP segment’s capital expenditures, refer to points 2.3.2 (“Exploration”) (on page 50) and 2.6 (“Investments”) (starting on page 74) of chapter 2 of the Universal Registration Document 2019, which are incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the EP segment’s ROACE for the full-year 2019 was 8.4% compared to 9.9% for the full-year 2018.

2018 vs. 2017

Non-Group sales for the EP segment in 2018 were $9,889 million compared to $6,527 million in 2017, an increase of 51%.

The EP segment’s adjusted net operating income was $8,547million in 2018, an increase of 88% compared to $4,541 million in 2017, mainly due to the increase in hydrocarbon prices, despite a tax rate that increased in line with the increase in hydrocarbon prices, and strong production growth.

The effective tax rate increased from 40.5% in 2017 to 46.2% in 2018, in line with the increase in oil prices.

Adjusted net operating income for the EP segment excludes special items. In 2018, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $450 million due to impairments on assets located mainly in Algeria, Colombia and Congo (for additional information, refer to Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference). In 2017, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $3,430 million. Special items mainly included impairments of Fort Hills in Canada (following the operator announcement of the increase of the project’s costs), assets in the Republic of the Congo and gas assets in the United Kingdom, as well as assets in the United States and Norway.

In 2018, the EP segment’s cash flow from operating activities excluding financial charges, except those related to leases was $18,537 million, an increase of 73% compared to $10,719 million for the full-year 2017. In 2018, the EP segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $17,832 million, an increase of 39.7% compared to $12,758 million for the full-year 2017.

For information on the EP segment’s capital expenditures, refer to points 2.3.2 (“Exploration”) (on page 50) and 2.6 (“Investments”) (starting on page 74) of chapter 2 of the Universal Registration Document 2019, which are incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the EP segment’s ROACE for the full-year 2018 was 9.9% compared to 5.5% for the full-year 2017.

5.3.2	Integrated Gas, Renewables & Power segment

Hydrocarbon production	2019	2018	2017
IGRP (kboe/d)	560	381	401
• Liquids (kb/d)	71	39	48
• Gas (Mcf/d)	2,711	1,875	1,935

LNG (in Mt)	2019	2018	2017
Overall LNG sales	34.3	21.8	15.6
• including sales from equity production*	16.3	11.1	11.2
• including sales by TOTAL from equity production and third-party purchases	27.9	17.1	7.6

*	The Group’s equity production may be sold by TOTAL or by joint ventures

Results (in millions of dollars except ROACE)	2019	2018	2017
Non-Group sales	18,167	17,236	14,804
Operating income(a)	1,184	(72)	226
Net income (loss) from equity affiliates and other items	2,330	1,639	920
Tax on net operating income	(741)	(471)	(537)
Net operating income(a)	2,773	1,096	609
Adjustments affecting net operating income	(384)	1,323	1,320
Adjusted net operating income(b)	2,389	2,419	1,929
• of which income from equity affiliates	1,009	1,249	804
Organic investments(c)	2,259	1,745	2,553
Net acquisitions(d)	3,921	1,701	845
Net investments(e)	6,180	3,445	3,398
ROACE	6.3%	7.5%	6.5%

(a)

For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference.

(b)

Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference.

(c)

“Organic investments” = net investments excluding acquisitions, divestments and other operations with non-controlling interests. For additional information on investments, refer to point 2.6 of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference.

(d)	“Net acquisitions” = acquisitions - assets sales - other operations with non-controlling interests.

(e)

“Net investments” = organic investments + net acquisitions. For additional information on investments, refer to point 2.6 of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference.

(20) Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference.

Form 20-F 2019 TOTAL	9

2019 vs. 2018

Production growth in 2019 was essentially related to the start-up of Ichthys in Australia in the third quarter of 2018 and the successive start-ups of Yamal LNG trains in Russia and the start-up of the first Cameron LNG train in the United States in the second quarter of 2019.

In 2019, LNG sales increased by 57% compared to 2018 for the same reasons and the acquisition of the Engie portfolio of LNG contracts in the third quarter of 2018.

Non-Group sales for the Integrated Gas, Renewables & Power segment in 2019 were $18,167 million compared to $17,236 million in 2018, an increase of 5%.

The iGRP segment’s adjusted net operating income was $2,389 million in 2019, a decrease of 1% compared to $2,419 million in 2018, impacted by lower gas prices in Europe and Asia as well as higher depreciation, depletion and amortization expenses on new projects such as Ichthys in Australia and Yamal LNG in Russia.

Adjusted net operating income for the iGRP segment excludes special items. In 2019, the exclusion of special items had a negative impact of $384 million on the iGRP segment’s adjusted net operating income (for additional information, refer to Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296). In 2018, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $1,323 million. Special items included impairments on Ichthys related to the sale of a partial interest by the Group and the impairment of production facilities by SunPower (for additional information, refer to Note 3(D) to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 306), which is incorporated herein by reference).

In 2019, the iGRP segment’s cash flow from operating activities excluding financial charges, except those related to leases was $3,461 million, compared to $596 million for the full-year 2018 due to strong increases in production and LNG sales. In 2019, the iGRP segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $3,730 million, an increase of 81% compared to $2,055 million for the full-year 2018 due to strong increases in production and LNG sales.

For information on the segment’s investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the iGRP segment’s ROACE for the full-year 2019 was 6.3% compared to 7.5% for the full-year 2018.

2018 vs. 2017

Non-Group sales for the iGRP segment in 2018 were $17,236 million compared to $14,804 million in 2017, an increase of 16%.

The iGRP segment’s adjusted net operating income was $2,419 million in 2018, 25% higher than $1,929 million in 2017, notably due to the good performance of LNG and gas/power trading activities. The acquisitions of Direct Énergie and the LNG business of Engie account for the increase in investments to $3.5 billion in the full-year 2018, 4.4 times higher than $797 million in the full-year 2017.

Adjusted net operating income for the iGRP segment excludes special items. The exclusion of special items had a positive impact on the segment’s adjusted net operating income in 2018 of $1,323 million. Special items included impairments on Ichthys related to the sale of a partial interest by the Group and the impairment of production facilities by SunPower (for additional information, refer to Note 3(D) to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 306), which is incorporated herein by reference). In 2017, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $1,320 million.

The iGRP segment’s cash flow from operating activities excluding financial charges, except those related to leases was for the full-year 2018 was $596 million compared to $3,157 million for the full-year 2017. The increase in working capital related to the consolidation of the acquisitions of Direct Énergie and the LNG business of Engie was mainly responsible for the negative cash flow from operations in the full-year 2018. The iGRP segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges was $2,055 million for the full-year 2018, a decrease of 10% compared to $2,289 million for the full-year 2017.

For information on the iGRP segment’s investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the iGRP segment’s ROACE for the full-year 2018 was 7.5% compared to 6.5% for the full-year 2017.

10	TOTAL Form 20-F 2019

5.3.3	Refining & Chemicals segment

Refinery throughput and utilization rates(a)	2019	2018	2017
Total refinery throughput (kb/d)	1,671	1,852	1,827
• France	456	610	624
• Rest of Europe	754	755	767
• Rest of World	462	487	436
Utilization rates based on crude only(b)	80%	88%	88%

(a)	Includes refineries in Africa reported in the Marketing & Services segment.

(b)	Based on distillation capacity at the beginning of the year.

Results (in millions of dollars except ROACE)	2019	2018	2017
Non-Group sales	87,598	92,025	75,505
Operating income(a)	3,342	2,513	4,170
Net income (loss) from equity affiliates and other items	322	782	2,979
Tax on net operating income	(470)	(445)	(944)
Net operating income(a)	3,194	2,850	6,205
Adjustments affecting net operating income	(191)	529	(2,415)
Adjusted net operating income(b)	3,003	3,379	3,790
Organic investments(c)	1,426	1,604	1,625
Net acquisitions(d)	(44)	(742)	(2,711)
Net investments(e)	1,382	862	(1,086)
ROACE	26.3%	31%	33%

(a)

For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference.

(b)

Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference.

(c)

“Organic investments” = net investments excluding acquisitions, divestments and other operations with non-controlling interests. For additional information on investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference.

(d)	“Net acquisitions” = acquisitions - assets sales - other operations with non-controlling interests.

(e)

“Net investments” = organic investments + net acquisitions. For additional information on investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference.

2019 vs. 2018

Refinery throughput volumes decreased by 10% in 2019 notably due to the shutdown for nearly six months of Grandpuits in France.

Non-Group sales for the Refining & Chemicals segment in 2019 were $87,598 million compared to $92,025 million in 2018, a decrease of 5%.

Refining & Chemicals segment’s adjusted net operating income was $3,003 million for the full-year 2019, a decrease of 11% compared to $3,379 million in 2018 notably due to a decrease of around 10% in refining and petrochemical margins as well as lower throughput.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In 2019, the exclusion of the inventory valuation effect had a negative impact of $371 million on the Refining & Chemicals segment’s adjusted net operating income, compared to a positive impact of $413 million for the full-year 2018. In 2019, the exclusion of special items had a positive impact of $180 million on the Refining & Chemicals segment’s adjusted net operating income, compared to a positive impact of $116 million for the full-year 2018.

In 2019, the Refining & Chemicals segment’s cash flow from operating activities excluding financial charges, except those related to leases was $3,837 million compared to $4,308 million for the full-year 2018 due to a decrease of approximately 10% in refining and petrochemical margins as well as lower throughput. In 2019, the Refining & Chemicals segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases decreased by 7% compared to the full-year 2018, from $4,388 million to $4,072 due to a decrease of approximately 10% in refining and petrochemical margins as well as lower throughput.

For information on the Refining & Chemicals segment’s investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

Form 20-F 2019 TOTAL	11

In this context, the Refining & Chemicals segment’s ROACE for the full-year 2019 was 26.3% compared to 31% for the full-year 2018.

2018 vs. 2017

Refinery throughput was stable in full-year 2018 compared to full-year 2017. Lower throughput in Europe linked to planned maintenance, notably at Antwerp during the second quarter, was offset by higher throughput outside Europe.

Non-Group sales for the Refining & Chemicals segment in 2018 were $92,025 million compared to $75,505 million in 2017, an increase of 22%.

The Refining & Chemicals segment’s adjusted net operating income was resilient at $3,379 million for the full-year 2018, a decrease of 11% compared to $3,790 million in 2017.

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

In 2018, the Refining & Chemicals segment’s cash flow from operating activities excluding financial charges was $4,308 million, a decrease of 42% compared to $7,411 million for the full-year 2017. In 2018, the Refining & Chemicals segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges was $4,388 million compared to $4,728 million for the full-year 2017, a decrease of 7%.

For information on the Refining & Chemicals segment’s investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the Refining & Chemicals segment’s ROACE for the full-year 2018 was 31% compared to 33% for the full-year 2017.

5.3.4	Marketing & Services segment

Petroleum product sales(a) (kb/d)	2019	2018	2017
Total Marketing & Services sales	1,845	1,801	1,779
• Europe	1,021	1,001	1,049
• Rest of world	824	800	730

(a)	Excludes trading and bulk refining sales.

Results (in millions of dollars except ROACE)	2019	2018	2017
Non-Group sales	87,280	90,206	74,634
Operating income(a)	2,052	1,841	1,819
Net income (loss) from equity affiliates and other items	101	307	497
Tax on net operating income	(598)	(532)	(561)
Net operating income(a)	1,555	1,616	1,755
Adjustments affecting net operating income	98	36	(79)
Adjusted net operating income(b)	1,653	1,652	1,676
Organic investments(c)	969	1,010	1,019
Net acquisitions(d)	162	20	25
Net investments(e)	1,131	1,030	1,044
ROACE	22.3%	25%	26%

(a)

For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference.

(b)

Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 296), which is incorporated herein by reference.

(c)

“Organic investments” = net investments excluding acquisitions, divestments and other operations with non-controlling interests. For additional information on investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference.

(d)	“Net acquisitions” = acquisitions - assets sales - other operations with non-controlling interests.

(e)

“Net investments” = organic investments + net acquisitions. For additional information on investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference.

12	TOTAL Form 20-F 2019

2019 vs. 2018

In 2019, petroleum product sales increased by 2% compared to 2018, notably due to business developments in the African and American regions, notably Mexico and Brazil.

Non-Group sales for the Marketing & Services segment in 2019 were $87,280 million compared to $90,206 million in 2018, a decrease of 3%.

The Marketing & Services segment’s adjusted net operating income remained stable in 2019 at $1,653 million compared to $1,652 million in 2018.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In 2019, the exclusion of the inventory valuation effect had a positive impact of $14 million on the Marketing & Services segment’s adjusted net operating income, compared to a positive impact of $5 million for the full-year 2018. In 2019, the exclusion of special items had a positive impact of $84 million on the Marketing & Services segment’s adjusted net operating income, compared to a positive impact of $31 million for the full-year 2018.

In 2019, the Marketing & Services segment’s cash flow from operating activities excluding financial charges, except those related to leases decreased by 6% compared to the full-year 2018, from $2,759 million to $2,604 million. In 2019, the Marketing & Services segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $2,546 million, an increase of 18% compared to $2,156 million for the full-year 2018.

For information on the Marketing & Services segment’s investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the Marketing & Services segment’s ROACE for the full-year 2019 was 22.3% compared to 25% for the full-year 2018.

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

In 2018, the Marketing & Services segment’s cash flow from operating activities excluding financial charges was $2,759 million, an increase of 24% compared to $2,221 million for the full-year 2017. In 2018, operating cash flow excluding the change in working capital at replacement cost and without financial charges was $2,156 million compared to $2,242 million for the full-year 2017, a decrease of 4%.

For information on the Marketing & Services segment’s investments, refer to point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the Marketing & Services segment’s ROACE for the full-year 2018 was 25% compared to 26% for the full-year 2017.

5.4	Liquidity and capital resources

(M$)	2019	2018	2017
Cash flow from operating activities	24,685	24,703	22,319
Including (increase) decrease in working capital	(1,718)	769	827
Cash flow used in investing activities	(17,177)	(14,946)	(11,632)
Total expenditures	(19,237)	(22,185)	(16,896)
Total divestments	2,060	7,239	5,264
Cash flow used in financing activities	(7,709)	(13,925)	(5,540)
Net increase (decrease) in cash and cash equivalents	(201)	(4,168)	5,147
Effect of exchange rates	(354)	(1,110)	3,441
Cash and cash equivalents at the beginning of the period	27,907	33,185	24,597
Cash and cash equivalents at the end of the period	27,352	27,907	33,185

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

Form 20-F 2019 TOTAL	13

5.4.1	Capital expenditures

The largest part of TOTAL’s capital expenditures in 2019 of $19,237 million was made up of additions to intangible assets and property, plant and equipment (approximately 66%), with the remainder attributable to equity-method affiliates and to acquisitions of subsidiaries. In the Exploration  & Production segment, as described in more detail under point 9.1.6 (“Cost incurred”) of chapter 9 of the 2019 Registration Document (on page 414), which is incorporated herein by reference, capital expenditures in 2019 were principally development costs (approximately 84%, mainly for construction of new production facilities), exploration expenditures (successful or unsuccessful, approximately 13%) and acquisitions of proved and unproved properties (approximately 3%). In the Integrated Gas, Renewables & Power segment, approximately 74% of capital expenditures in 2019 were acquisitions, with the balance being related mainly to facilities investments. In the Refining & Chemicals segment, approximately 77% of capital expenditures in 2019 were related to refining and petrochemical activities (essentially 78% for existing units including maintenance and major turnarounds and 22% for new constructions), the balance being related mainly to Hutchinson. In the Marketing & Services segment, approximately 18% of capital expenditures in 2019 were acquisitions, with the balance being related to expenditures mainly in Europe and Africa. For additional information on capital expenditures, refer to the discussion above in “- 5.1 Overview”, “- 5.2 Group results 2017-2019” and “- 5.3 Business segment reporting”, above, as well as points 1.4.3 (“A targeted investment policy”) of chapter 1 (on page 14) and 2.6 (“Investments”) of chapter 2 (starting on page 74) of the 2019 Registration Document, which are incorporated herein by reference.

5.4.2	Cash flow

Cash flow from operating activities in 2019 was $24,685 million compared to $24,703 million in 2018 and $22,319 million in 2017. The decrease of $18 million from 2018 to 2019 was mainly due to the decrease in net income.

Cash flow used in investing activities in 2019 was $17,177 million compared to $14,946 million in 2018 and $11,632 million in 2017. The increase of $2,231 million from 2018 to 2019 was mainly due to lower divestments in the Exploration & Production segment. The increase of $3,314 million from 2017 to 2018 was mainly due to higher expenditures in the portfolio of Exploration & Production segment (acquisition of Iara/Lapa in Brazil and Umm Shaif & Nasr and Lower Zakum in Abu Dhabi) and Integrated Gas, Renewables & Power segments (acquisitions of Direct Énergie and Engie’s upstream LNG business). Total expenditures in 2019 were $19,237 million compared to $22,185 million in 2018 and $16,896 million in 2017. During 2019, 47% of the expenditures were made by the Exploration & Production segment (as compared to 62% in 2018 and 59% in 2017), 37% by the Integrated Gas, Power & Renewables segment (as compared to 23% in 2018 and 21% in 2017), 9% by the Refining & Chemicals segment (compared to 8% in 2018 and 10% in 2017) and 7% by the Marketing & Services segment (compared to 7% in 2018 and 9% in 2017). The main source of funding for these expenditures was cash from operating activities and issuances of non-current debt. For additional information on expenditures, please refer to the discussions in “- 5.1 Overview”, “- 5.2 Group results 2017-2019” and “- 5.3 Business segment reporting”, above, and point 2.6 (“Investments”) of chapter 2 of the Universal Registration Document 2019 (starting on page 74), which is incorporated herein by reference.

Divestments, based on selling price and net of cash sold, in 2019 were $2,060 million compared to $7,239 million in 2018 and $5,264 million in 2017. In 2019, the Group’s principal divestments were assets sales of $1,939 million, consisting mainly of the sales described in “- 5.2 Group results 2017-2019” above. In 2018, the Group’s principal divestments were assets sales of $5,172 million, consisting mainly of sales of a 4% interest in the Ichthys project in Australia, the Group’s share of the LNG re-gas terminal at Dunkirk, Joslyn in Canada, Rabi in Gabon, the Martin Linge and Visund fields in Norway, an interest in Fort Hills in Canada, SunPower’s sale of its interest in 8point3, the marketing activities of TotalErg in Italy, the sale of the Marketing & Services network in Haiti and the contribution of the Bayport polyethylene unit in the United States to the joint venture formed with Borealis and Nova in which TOTAL holds 50%. In 2017, the Group’s principal divestments were asset sales of $4,239 million, consisting mainly of sales of Atotech, interests in the Gina Krog field in Norway and in various mature assets in Gabon.

Cash flow from/(used in) financing activities in 2019 was $(7,709) million compared to $(13,925) million in 2018 and $(5,540) million in 2017. The decrease in cash flow used in financing activities in 2019 compared to 2018 was primarily due to the decrease in buyback of shares ($2,810 million in 2019 compared to $4,328 million in 2018), the increase in the net issuance of non-current debt ($8,131 million in 2019 compared to $649 million in 2018) and the decrease in current financial assets and liabilities ($536 million in 2019 compared to $797 million in 2018).

The decrease in cash flow from financing activities in 2018 compared to 2017 was primarily due to the buyback of shares in 2018 ($4,328 million in 2018 compared to $0 in 2017), the decrease in the net issuance of non-current debt ($649 million in 2018 compared to $2,277 million in 2017) and the decrease in current financial assets and liabilities ($797 million in 2018 compared to an increase of $1,903 million in 2017).

5.4.3	Indebtedness

The Company’s non-current financial debt at year-end 2019 was $47,773 million(21) compared to $40,129 million at year-end 2018 and $41,340 million at year-end 2017. For further information on the Company’s level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see Note 15 (“Financial structure and financial costs”) to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 352), which is incorporated herein by reference. For further information on the Company’s treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Cash and cash equivalents at year-end 2019 were $27,352 million compared to $27,907 million at year-end 2018 and $33,185 million at year-end 2017.

(21) Excludes net current and non-current financial debt of $301 million as of December 31, 2019, related to assets classified in accordance with IFRS 5 “non-current assets held for sale and discontinued operations” and $(15) million as of December 31, 2018.

14	TOTAL Form 20-F 2019

On February 26, 2019, Standard and Poor’s revised TOTAL’s outlook from stable to positive, with a long-term credit rating remaining at A+. On November 28, 2019, Moody’s revised TOTAL’s outlook from positive to stable, with a long-term credit rating remaining at Aa3.

5.4.4	Shareholders’ equity

Shareholders’ equity at year-end 2019 was $119,305 million compared to $118,114 million at year-end 2018 and $114,037 million at year-end 2017. Changes in shareholders’ equity in 2019 were primarily due to the impacts of comprehensive income, dividend payments, the issuance of common shares of TOTAL S.A. and the buy-back of TOTAL S.A.’s shares. Changes in shareholders’ equity in 2018 were primarily due to the impacts of comprehensive income, dividend payments, the issuance of common shares of TOTAL S.A. and perpetual subordinated notes in April 2019 (callable in 2021) recorded as equity for €1.5 billion (or approximately $1.7 billion using the €/$ exchange rate on April 19, 2019 of €1 = $1.1246 as released by the Board of Governors of the Federal Reserve System on April 22, 2019) proceeds of which were used to repurchase €1.5 billion notional amount of existing perpetual subordinated notes issued by TOTAL S.A. in 2015, and the buy-back of TOTAL S.A.’s shares in the context of the shareholder return policy announced in February 2018. Changes in shareholders’ equity in 2017 were primarily due to the impacts of comprehensive income, dividend payments and the issuance of common shares of TOTAL S.A..

In 2019, TOTAL S.A. bought back 52,389,336 TOTAL S.A.’s shares on the market, i.e. 2.01% of the share capital as of December 31, 2019.

48,800,301 TOTAL S.A.’s shares were bought back for cancellation, including:

-

16,076,936 TOTAL S.A.’s shares in order to cancel the dilution related to the TOTAL S.A.’s shares issued for payment of the second and third interim dividends for the fiscal year ended December 31, 2018; and

-	32,723,365 TOTAL S.A.’s shares for an amount of $1.75 billion(22), within the framework of the $5 billion share buyback program over the 2018-2020 period.

3,589,035 TOTAL S.A.’s shares were bought back in order to cover the performance share plans approved by the Board of Directors.

Finally, the Board of Directors, at a meeting held on December 11, 2019, decided, following the authorization of the Extraordinary Shareholders’ Meeting on May 26, 2017, to cancel 65,109,435 treasury shares of TOTAL S.A. including:

-	34,860,133 TOTAL S.A.’s shares issued, with no discount, in 2019 for payment of the first, second and third interim dividends for the fiscal year ended December 31, 2018; and

-	30,249,302 TOTAL S.A.’s shares repurchased within the framework of the $5 billion share buyback program over the 2018-2020 period.

This transaction had no impact on the consolidated financial statements of TOTAL S.A., the number of fully-diluted weighted-average shares or on the earnings per share.

In 2018, the Company bought back 72,766,481 TOTAL S.A.’s shares on the market, i.e., 2.76% of the share capital as of December 31, 2018.

71,950,977 TOTAL S.A.’s shares were bought back for cancellation, including:

-

47,229,037 TOTAL S.A.’s shares in order to cancel the dilution related to the TOTAL S.A.’s shares issued for payment (i) of the second and third interim dividends and the final dividend for fiscal year 2017, as well as (ii) the first interim dividend for fiscal year 2018; and

-	24,721,940 TOTAL S.A.’s shares for $1.5 billion(23) , following the Board’s decision to buy back shares of the Company up to an amount of $5 billion over the 2018-2020 period.

815,504 TOTAL S.A.’s shares were bought back in order to cover the performance share plans approved by the Board of Directors on July 27, 2016, and July 26, 2017.

Finally, the Board of Directors of TOTAL S.A, at a meeting held on December 12, 2018, decided, following the authorization of the Extraordinary Shareholders’ Meeting on May 26, 2017, to cancel 44,590,699 treasury shares of TOTAL S.A., including:

-	28,445,840 TOTAL S.A.’s shares issued, with no discount, in 2018 for payment of the second and third interim dividends, as well as the final dividend, for fiscal year 2017; and

-	16,144,859 TOTAL S.A.’s shares bought back pursuant to the shareholder return policy, up to an amount of $5 billion over the 2018-2020 period.

This transaction had no impact on the consolidated financial statements of TOTAL S.A., the number of fully-diluted weighted-average shares or on the earnings per share.

In 2017, the Company did not buy back any TOTAL S.A.’s shares.

5.4.5	Net-debt-to-capital

As of December 31, 2019, TOTAL’s net-debt-to-capital ratio(24) was 20.7% compared to 15.5% and 11.9% at year-ends 2018 and 2017, respectively. The increase from 2018 to 2019 was mostly due to the first application of IFRS 16 “Leases” and the recognition of lease debt as financial debt. For additional information, please refer to the Notes to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 291), which is incorporated herein by reference.

(22) Or €1.56 billion at the average exchange rate for 2019.

(23) Or €1.2 billion at the average exchange rate for 2018.

(24) For additional information, refer to Note 15.1(E) to the Consolidated Financial Statements in the Universal Registration Document 2019 (on page 357), which is incorporated herein by reference.

Form 20-F 2019 TOTAL	15

As of December 31, 2019, the Company had $11,585 million of long-term confirmed lines of credit, of which $11,585 million were unused.

5.5	Guarantees and other off-balance sheet arrangements

As of December 31, 2019, the guarantees provided by TOTAL S.A. in connection with the financing of the Ichthys LNG project amount to $4,937 million. As of December 31, 2018, the guarantees amounted to $9,425 million. As of December 31, 2017, the guarantees amounted to $8,500 million.

As of December 31, 2019, the guarantees provided by TOTAL S.A. in connection with the financing of the Yamal LNG project for an amount of $3,688 million by TOTAL S.A. As of December 31, 2018, the guarantees amounted to $3,875 million, compared to $4,038 million as of December 31, 2017.

As of December 31, 2019, TOTAL S.A. has confirmed guarantees for TOTAL Refining SAUDI ARABIA SAS shareholders’ advances for an amount of $1,184 million. As of December 31, 2018, the guarantees amounted to $1,462 million as in 2017.

As of December 31, 2019, the guarantee given in 2008 by TOTAL S.A. in connection with the financing of the Yemen LNG project amounted to $509 million. As of December 31, 2018, the guarantee given in 2008 by TOTAL S.A. in connection with the financing of the Yemen LNG project amounted to $551 million as in 2017.

As of December 31, 2019, guarantees provided by TOTAL S.A. in connection with the financing of the Bayport Polymers LLC project amounted to $1,820 million as in 2018.

These guarantees and other information on the Company’s commitments and contingencies are presented in Note 13 (“Off balance sheet commitments and lease contracts”) to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 344 ), which is incorporated herein by reference.

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

5.6	Contractual obligations

Payment due by period (M$)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Non-current debt obligations(a)	-	10,063	9,825	21,043	40,931
Current portion of non-current debt obligations(b)	5,331	-	-	-	5,331
Lease obligations recorded in the balance sheet(c)	1,202	1,734	1,149	3,380	7,465
Asset retirement obligations(d)	617	1,153	2,000	10,722	14,492
Lease obligations not recorded in the balance sheet(c)	536	572	307	662	2,077
Purchase obligations(e)	10,763	21,348	16,841	98,564	147,516
TOTAL	18,449	34,870	30,122	134,371	217,812

(a)

Non-current debt obligations are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet (refer to point 8.4 of chapter 8 of the Universal Registration Document 2019 (on page 288), which is incorporated herein by reference). The figures in this table are net of the non-current portion of issue swaps and swaps hedging bonds, and exclude non-current lease obligations of $6,263 million.

(b)

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. The figures in this table are net of the current portion of issue swaps and swaps hedging bonds and exclude the current portion of lease obligations of $1,202 million.

(c)

Lease obligations: the Group leases real estate, retail stations, ships and other equipment through non-cancelable capital and operating leases. Leases that are of short duration or that relate to low value assets are not recorded in the balance sheet, in accordance with the exemptions in IFRS 16 “Leases”. Amounts recorded in the balance sheet represent the future minimum lease payments on non-cancelable leases to which the Group is committed as of December 31, 2019, less the financial expense due on lease obligations for $2,726 million.

(d)	The discounted present value of exploration & production asset retirement obligations, primarily asset removal costs at the completion date.

(e)

Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on TOTAL and specify all significant terms, including the amount and the timing of the payments. These obligations mainly include: hydrocarbon unconditional purchase contracts (except where an active, highly liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase); reservation of transport capacities in pipelines; unconditional exploration works and development works in the Exploration & Production and Integrated Gas and Renewables segment; and contracts for capital investment projects in the Refining & Chemicals segment. This disclosure does not include contractual exploration obligations with host states where a monetary value is not attributed and purchases of booking capacities in pipelines where the Group has a participation superior to the capacity used.

For additional information on the Group’s contractual obligations, refer to Note 13 to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 344), which is incorporated herein by reference. The Group has other obligations in connection with pension plans that are described in Note 10 (“Payroll, staff and employee benefits obligations”) to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 336), which is incorporated herein by reference. As these obligations are not contractually fixed as to timing and amount, they have not been included in this disclosure. Other non-current liabilities, detailed in Note 12 (“Provisions and other non-current liabilities”) to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 342), which is incorporated herein by reference, are liabilities related to risks that are probable and amounts that can be reasonably estimated. However, no contractual agreements exist related to the settlement of such liabilities, and the timing of the settlement is not known.

16	TOTAL Form 20-F 2019

5.7	Research and development

For a discussion of the Group’s R&D policies and activities, refer to points 1.4.2 of chapter 1 (on page 14) and 2.7 of chapter 2 (starting on page 76) of the Universal Registration Document 2019, which are incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following information concerning directors and senior management from the Universal Registration Document 2019 is incorporated herein by reference:

-	composition of the Board of Directors (introduction and point 4.1.1 of chapter 4, starting on page 130); and

-	information concerning the General Management (point 4.1.5 of chapter 4, starting on page 159).

The following information concerning compensation from the Universal Registration Document 2019 is incorporated herein by reference:

-	approach to overall compensation (point 5.3.1.2 of chapter 5, starting on page 207); and

-	compensation for the administration and management bodies (point 4.3 of chapter 4, starting on page 169).

The following information concerning Board practices and corporate governance from the Universal Registration Document 2019 is incorporated herein by reference:

-	practices of the Board of Directors (point 4.1.2 of chapter 4, starting on page 146);

-	report of the Lead Independent Director on her mandate (point 4.1.3 of chapter 4, starting on page 157);

-	evaluation of the functioning of the Board of Directors (point 4.1.4 of chapter 4, on page 158); and

-	statement regarding corporate governance (point 4.2 of chapter 4, on page 168).

The following information concerning employees and share ownership from the Universal Registration Document 2019 is incorporated herein by reference:

-	number and categories of employees (point 5.3.1.1 of chapter 5, starting on page 206 );

-	shares held by the administration and management bodies (point 4.1.6 of chapter 4, starting on page 166); and

-	employee shareholding (point 6.4.2 of chapter 6, on page 269).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following information concerning shareholders from the Universal Registration Document 2019 is incorporated herein by reference:

-	major shareholders (point 6.4.1 of chapter 6, starting on page 267); and

-	shareholding structure (point 6.4.3 of chapter 6, on page 269).

The Group’s main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in point 8.3 of Note 8 (“Equity affiliates, other investments and related parties”) to the Consolidated Financial Statements in the Universal Registration Document 2019 (starting on page 325), which is incorporated herein by reference). In the ordinary course of its business, TOTAL enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2019 and ending on the date of this document.

ITEM 8. FINANCIAL INFORMATION

The following information from the Universal Registration Document 2019 is incorporated herein by reference:

-	Consolidated Financial Statements and Notes thereto (chapter 8, starting on page 281 );

-	supplemental oil and gas information (points 9.1 and 9.2 of chapter 9, starting on page 402);

-	report on payments made to governments (point 9.3 of chapter 9, starting on page 421 );

-	legal and arbitration proceedings (point 3.5 of chapter 3, starting on page 101); and

-	dividend policy and other related information (point 6.2 of chapter 6, starting on page 261).

Form 20-F 2019 TOTAL	17

Except for certain events mentioned in “Item 5. Operating and financial review and prospects ”, point 3.5 (“Legal and arbitration proceedings”) of chapter 3 (starting on page 101) and Note 17 (“Post closing events”) to the Consolidated Financial Statements (on page 375) of the Universal Registration Document 2019, which are incorporated herein by reference, no significant changes to the Group’s financial or commercial situation have occurred since the date of the Company’s Consolidated Financial Statements.

Refer to “Item 18. Financial statements” for the reports of the statutory auditors.

ITEM 9. THE OFFER AND LISTING

9.1	Markets

The principal trading markets for the Company’s shares are the following: Euronext Paris (France) and the New York Stock Exchange (“NYSE”, United States). The shares are also listed on Euronext Brussels (Belgium) and the London Stock Exchange (United Kingdom).

9.2	Offer and listing details

Provided below is certain information on trading on Euronext Paris and the New York Stock Exchange. For additional information on listing details and share performance, refer to point 6.1 (“Listing details”) in chapter 6 of the Universal Registration Document 2019 (starting on page 258), which is incorporated herein by reference.

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

In France, the shares are included in the principal index published by Euronext Paris (the “CAC 40 Index”). The CAC 40 Index is derived daily by comparing the total market capitalization of forty stocks traded on Euronext Paris to the total market capitalization of the stocks that made up the CAC 40 Index on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 Index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indices in France. In the UK, the shares are included in both FTSE Eurotop 100 and FTSEurofirst 100 indices. As a result of the creation of Euronext, the shares are included in Euronext 100, the index representing Euronext’s blue chip companies based on market capitalization. The shares are also included in the Stoxx Europe 50 and Euro Stoxx 50, blue chip indices comprised of the fifty most highly capitalized and most actively traded equities throughout Europe and within the European Monetary Union, respectively. Since June 2000, the shares have been included in the Dow Jones Global Titans 50 Index which consists of fifty global companies selected based on market capitalization, book value, assets, revenue and earnings.

TOTAL’s ticker symbol for Euronext Paris is FP.

9.2.2	Trading on the New York Stock Exchange

ADSs evidenced by ADRs have been listed on the NYSE since October 25, 1991. JPMORGAN CHASE BANK, N.A. serves as depositary with respect to the ADSs evidenced by ADRs traded on the NYSE. One ADS corresponds to one TOTAL share.

TOTAL’s ticker symbol for the NYSE is TOT.

ITEM 10. ADDITIONAL INFORMATION

10.1	Share capital

The following information from the Universal Registration Document 2019 is incorporated herein by reference:

-	information concerning the share capital (point 7.1 of chapter 7, starting on page 274 );

-	the use of delegations of authority and power granted to the Board of Directors with respect to share capital increases (point 4.4.2 of chapter 4, starting on page 196);

-	information on share buybacks (point 6.3 of chapter 6, starting on page 263); and

-	factors likely to have an impact in the event of a public offering (point 4.4.4 of chapter 4, starting on page 198).

18	TOTAL Form 20-F 2019

10.2	Memorandum and articles of association

The following information from the Universal Registration Document 2019 is incorporated herein by reference:

-	information concerning the articles of incorporation and bylaws, and other information (point 7.2 of chapter 7, starting on page 276); and

-	participation of shareholders at shareholders’ meetings (point 4.4.3 of chapter 4, on page 197).

10.3	Material contracts

There have been no material contracts (not entered into in the ordinary course of business) entered into by members of the Group since March 20, 2018.

10.4	Exchange controls

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

This section does not address the Medicare tax on net investment income and does not apply to members of special classes of holders subject to special rules, including without limitation:

-	broker-dealers;

-	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

-	tax-exempt organizations;

-	certain financial institutions;

-	insurance companies;

-	U.S. pension funds;

-	U.S. Regulated Investment Companies (RICs), Real Estate Investment Trusts (REITs), and Real Estate Mortgage Investment Conduits (REMICs);

-	persons who are liable for the alternative minimum tax;

-	persons that actually or constructively own 10% or more of the shares of TOTAL (by vote or value);

-	persons who acquired the shares or ADS pursuant to the exercise of any employee share option or otherwise as consideration;

-	persons that purchase or sell shares or ADSs as part of a wash sale for U.S. federal income tax purposes;

-	persons holding offsetting positions in respect of the shares or ADSs (including as part of a straddle, hedging, conversion or integrated transaction);

-	persons subject to special tax accounting rules as a result of any item of gross income with respect to the shares or ADSs being taken into account in an applicable financial statement;

-	U.S. expatriates; and

-	persons whose functional currency is not the U.S. dollar.

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

Form 20-F 2019 TOTAL	19

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

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the shares and ADSs and is not intended to substitute competent professional advice. Individual situations of holders of shares and ADSs may vary from the description made below. The following summary does not address the French tax treatment applicable to dividends paid in so-called “Non Cooperative Countries and Territories” (“NCCT”) within the meaning of Article 238-0 A of the French Code général des impôts (“French Tax Code”) as such provision or list may be amended from time to time or replaced by any other provision or list having a similar purpose. It does not apply to dividends paid to persons established or domiciled in such a NCCT, or paid to a bank account opened in a financial institution located in such a NCCT, nor does it apply to capital gains realized by persons established or domiciled in such a NCCT. Furthermore, the following summary does not address the tax treatment applicable to temporary transfers and other similar transactions which could, under certain conditions, fall within the scope of the new anti-abuse measure set forth in Article 119 bis A of the French Tax Code.

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

Dividends paid to non-residents of France who are U.S. Holders are in principle subject to a French withholding tax regardless of whether they are paid in cash, in shares or a mix of both. The French withholding tax is levied (i) at a rate of 12.8% for dividends paid to U.S. Holders who are individuals and (ii) at a rate of 30% in 2019 (to be reduced and aligned on the standard corporate income tax rate set forth in the second paragraph of Article 219-I of the French Tax Code which is anticipated to decrease to 25% over the next fiscal years) for dividends paid to U.S. Holders that are legal entities (the “Legal Entities U.S. Holders”) subject to more favorable provisions of the Treaty as described below and certain more favorable French domestic law provisions.

However, under the Treaty, a U.S. Holder is generally entitled to a reduced rate of French withholding tax of 15% with respect to dividends, provided that certain requirements are satisfied. This reduced rate is, in practice, only of interest to Legal Entities U.S. Holders subject to the withholding tax at a rate of 30% in 2019.

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

20	TOTAL Form 20-F 2019

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

For a U.S. Holder that is not entitled to the “simplified procedure” and whose identity and tax residence are not known by the paying agent at the time of the payment, the French withholding tax at the domestic rate will be levied at the time the dividends are paid. Such U.S. Holder, however, may be entitled to a refund of the withholding tax in excess of the 15% rate under the “standard procedure”, as opposed to the “simplified procedure”, provided that the U.S. Holder furnishes to the French paying agent an application for refund on forms No. 5000-FR and 5001-FR (or any other relevant form to be issued by the French tax authorities) certified by the U.S. financial institution managing the U.S. Holder’s securities account (or, if not, by the competent U.S. tax authorities) before December 31 of the second year following the date of payment of the withholding tax at the domestic rate to the French tax authorities, according to the requirements provided by the Administrative Guidelines.

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

U.S. taxation

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, the gross amount of any dividend that a U.S. Holder must include in gross income equals the amount paid by TOTAL (i.e., the net distribution received plus any tax withheld therefrom) from its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends will not be eligible for the dividends-received deduction allowed to a U.S. corporation

Form 20-F 2019 TOTAL	21

under IRC section 243. Distributions, if any, in excess of such current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce such U.S. Holder’s tax basis in such shares or ADSs, but not below zero. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain. Because TOTAL does not currently maintain calculations of earnings and profits for U.S. federal income tax purposes, a U.S. Holder of shares or ADSs of TOTAL should expect to treat the entire amount of distributions paid with respect to the shares or ADSs as dividends.

Dividends paid to a non-corporate U.S. Holder that constitute “qualified dividend income” will be taxable to the holder at the preferential rates applicable to long-term capital gains provided (1) the Company is neither a passive foreign investment company nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year and (2) certain holding period requirements are met. TOTAL believes that dividends paid by TOTAL with respect to its shares or ADSs will be qualified dividend income. The dividend is taxable to the U.S. Holder when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.

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

Pursuant to Article 235 ter ZD of the French tax code, a financial transaction tax applies, under certain conditions, to the acquisition of shares of publicly traded companies registered in France having a market capitalization over €1 billion on December 1 of the year preceding the acquisition. A list of the companies within the scope of the financial transaction tax for 2019 is published in the Administrative guidelines Bulletin Officiel des Finances Publiques, BOI-ANNX-000467-20191218. TOTAL is included in this list, although it cannot be excluded that this list might be amended in the future. The tax also applies to the acquisition of ADRs evidencing ADSs. The financial transaction tax is due at a rate of 0.3% on the price paid to acquire the shares. The person or entity liable for the tax is generally the provider of investment services defined in Article L. 321-1 of the French Monetary and Financial Code (prestataire de services d’investissement). Investment service providers providing equivalent services outside France are subject to the tax under the same terms and conditions. Taxable transactions are broadly construed but several exceptions may apply. In general, non-income taxes, such as this financial transaction tax, paid by a U.S. Holder are not eligible for a foreign tax credit for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors as to the tax consequences and creditability of such financial transaction tax.

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of shares or ADSs equal to the difference between the U.S. dollar value of the amount realized on the sale or other disposition and the holder’s tax basis, determined in U.S. dollars, in the shares or ADSs. The gain or loss will generally be U.S. source gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period of the shares or ADSs is more than one year at the time of the disposition. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitation.

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

22	TOTAL Form 20-F 2019

10.5.5	French estate and gift taxes

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

10.5.6	U.S. state and local taxes

In addition to U.S. federal income tax, U.S. Holders of shares or ADSs may be subject to U.S. state and local taxes with respect to their shares or ADSs. U.S. Holders should consult their own tax advisors.

10.6	Dividends and paying agents

The information set forth in point 6.2.2 (“Dividend payment”) of chapter 6 of the Universal Registration Document 2019 (on page 261 ) is incorporated herein by reference.

10.7	Statements by experts

The independent third-party report of DeGolyer and MacNaughton, a petroleum engineering consulting firm with address at 5001 Spring Valley Road, Suite 800 East, Dallas, Texas 75244, is attached as Exhibit 15.3 to this Form 20-F. This report provides TOTAL estimates of proved crude oil, condensate and gas reserves, as of December 31, 2019, of certain properties attributable to or controlled by PAO NOVATEK. As evidenced by Exhibit 15.4 to this Form 20-F, DeGolyer and MacNaughton has consented to the inclusion of their report in this Form 20-F.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

Please refer to Notes 15.3 (“Financial risks management”) (starting on page 364) and 16.2 (“Oil and Gas market related risks management”) (on page 374) to the Consolidated Financial Statements in the Universal Registration Document 2019, which are incorporated herein by reference, for a qualitative and quantitative discussion of the Group’s exposure to market risks. Please also refer to Notes 15.2 (“Fair value of financial instruments (excluding commodity contracts)”) (starting on page 358) and 16 (“Financial instruments related to commodity contracts”) (starting on page 370) to the Consolidated Financial Statements in the Universal Registration Document 2019, which are incorporated herein by reference, for details of the different derivatives owned by the Group in these markets.

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are mainly interest rate and currency swaps. The Group may also occasionally use futures contracts and options. These operations and their accounting treatment are detailed in Notes 15.2 (starting on page 358) and 16 (starting on page 370) to the Consolidated Financial Statements in the Universal Registration Document 2019, which are incorporated herein by reference.

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

Form 20-F 2019 TOTAL	23

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.1	American depositary receipts fees and charges

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

Investors must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

-   Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property, stocks splits or mergers

-   Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed to the investor had been shares and the shares had been deposited for issuance of ADSs	- Distribution, by the depositary, of deposited securities to ADS registered holders
Registration or transfer fees	- Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when the investor deposits or withdraws shares
Expenses of the depositary	- Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) - Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	- As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	- As necessary

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

During the fiscal year ended December 31, 2019, the Company received net payments of $10.8 million from the depositary.

For additional information on TOTAL S.A.’s shares and the American depositary shares, please refer to Exhibit 2.2 “Description of securities registered under Section 12 of the Exchange Act”.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS

OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

24	TOTAL Form 20-F 2019

ITEM 15. CONTROLS AND PROCEDURES

15.1	Disclosure controls and procedures

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

The Group’s management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of internal control over financial reporting as of December 31, 2019, was audited by ERNST & YOUNG Audit and KPMG Audit, a division of KPMG S.A., independent registered public accounting firms, as stated in their report included in Item 18 of this annual report.

15.3	Changes in internal control over financial reporting

There were no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, the Group’s internal control over financial reporting.

15.4	Internal control and risk management procedures

For additional information, refer to points 3.3 (“Internal control and risk management procedures”) and 3.6 (“Vigilance plan”) of chapter 3 of the Universal Registration Document 2019 (starting on pages 93 and 102, respectively), which are incorporated herein by reference.

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

Form 20-F 2019 TOTAL	25

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.1	Fees for accountants’ services

The information set forth in point 4.4.5.2 of chapter 4 of the Universal Registration Document 2019 (on page 199) is incorporated herein by reference.

16C.2	Audit Committee pre-approval policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved and that are not prohibited by regulatory or other professional requirements. This policy provides for both pre-approval of certain types of services through the use of an annual budget approved by the Audit Committee for these types of services and special pre-approval of services by the Audit Committee on a case-by-case basis. The Audit Committee reviews on an annual basis the services provided by the statutory auditors. During 2019, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

16C.3	Auditor’s term of office

French law provides that the statutory and alternate auditors are appointed for renewable 6 fiscal-year terms. The terms of office of the current statutory auditors and the alternate auditors will expire at the end of the Annual Shareholders’ Meeting called in 2022 to approve the financial statements for fiscal year 2021.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period (in 2019)	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (or Units) ($)(a)	Total Number of Shares (or Units) Purchased, as part of Publicly Announced Plans or Programs(b)	Maximum Number of Shares (or Units) that may yet be purchased under the Plans or Programs(c)
January	0	n.a.	0	231,709,416
February	2,365,794	55.30	2,365,794	229,348,192
March	6,309,394	56.08	6,309,394	223,041,168
April	0	n.a.	0	224,530,545
May	7,221,379	53.86	7,221,379	217,309,816
June	16,434,879	53.29	16,434,879	201,887,819
July	145,010	54.04	145,010	206,019,117
August	6,970,373	49.58	6,970,373	199,052,111
September	1,424,378	50.81	1,424,378	197,632,721
October	0	n.a.	0	197,633,261
November	9,447,343	54.63	9,447,343	188,186,168
December	2,070,786	53.52	2,070,786	244,713,873

(a)	Based on the average exchange rate for 2019 at 1 euro for 1.1195 dollars.

(b)

The Annual Shareholders’ Meeting of May 29, 2019, canceled and superseded the previous resolution (for any unused portion) from the Annual Shareholders’ Meeting of June 1, 2018, authorizing the Board of Directors to trade in the Company’s own shares on the market for a period of 18 months within the framework of the stock purchase program. The maximum number of shares that may be purchased by virtue of this authorization or under the previous authorization may not exceed 10% of the total number of shares constituting the share capital, this amount being periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares held by the Company, either directly or indirectly through its subsidiaries, exceed 10% of the share capital. This authorization will be renewed subject to the approval of the Annual Shareholders’ Meeting of May 29, 2020.

(c)

Based on 10% of the Company’s share capital, and after deducting the shares held by the Company for cancellation and the shares held by the Company to cover the share subscription or purchase option plans and the performance share plans for Group employees.

26	TOTAL Form 20-F 2019

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

The AFEP-MEDEF Code includes, among other things, recommendations relating to the role and operation of the board of directors (creation, composition and evaluation of the board of directors and the audit, compensation and nominations committees) and the independence criteria for board members. Articles L. 820-1 et seq. of the French Commercial Code authorizes statutory auditors to provide certain non-audit services if in compliance with provisions of the French Commercial Code, the European legislation and the Code of ethics of the auditors. It also defines certain criteria for the independence of statutory auditors. In France, the independence of statutory auditors is also monitored by an independent body, the High Council for statutory auditors (Haut Conseil du Commissariat aux Comptes).

For an overview of certain of our corporate governance policies, refer to points 4.1 (“Administration and management bodies”) and 4.2 (“Statement regarding corporate governance”) of chapter 4 of the Universal Registration Document 2019 (starting on page 130), which are incorporated herein by reference.

16G.2	Composition of Board of Directors; Independence

The NYSE listing standards provide that the board of directors of a U.S.-listed company must include a majority of independent directors and that the audit committee, the nominating/corporate governance committee and the compensation committee must be composed entirely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. Furthermore, as discussed below, the listing standards require additional procedures in regards to the independence of directors who sit on the audit committee and the compensation committee. In addition, the listing standards enumerate a number of relationships that preclude independence.

French law does not contain any independence requirement for the members of the board of directors of a French company, except for the audit committee, as described below. The AFEP-MEDEF Code recommends, however, that (i) the independent directors should account for half of the members of the board of directors of widely-held corporations without controlling shareholders, and (ii) independent directors should account for at least one-third of board members in controlled companies. Members of the board representing employees and employee shareholders are not taken into account in calculating these percentages. The AFEP-MEDEF Code states that a director is independent when “he or she has no relationship of any kind whatsoever with the corporation, its group or the management that may interfere with his or her freedom of judgment. Accordingly, an independent director is understood to be any non-executive director of the corporation or the group who has no particular bonds of interest (significant shareholder, employee, other) with them.” The AFEP-MEDEF Code also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE listing standards, although the specific tests under the two standards may vary on some points.

As noted in the AFEP-MEDEF Code, “qualification as an independent director should be discussed by the appointments committee […] and decided on by the board on the occasion of the appointment of a director, and annually for all directors.”

For an overview of the Company’s Board of Directors’ assessment of the independence of the Company’s Directors, including a description of the Board’s independence criteria, refer to point 4.1.1.4 (“Directors’ independence”) of chapter 4 of the Universal Registration Document 2019 (starting on page 142), which is incorporated herein by reference.

Form 20-F 2019 TOTAL	27

16G.3	Representation of women on corporate boards

The French Commercial Code provides for legally binding quotas to balance gender representation on boards of directors of French listed companies, requiring that each gender represent at least 40%. Directors representing the employees are not taken into account in calculating this percentage. When the board of directors consists of a maximum of eight members, the difference between the number of directors of each gender should not be higher than two. Any appointment of a director made in violation of these rules will be declared null and void and payment of the directors’ compensation will be suspended until the board composition is compliant with the required quota (the suspension of the directors’ compensation will also be disclosed in the management report). However, if a director whose appointment is null and void takes part in decisions of the board of directors, such decisions are not declared automatically null and void by virtue thereof. As of March 18, 2020, the Company’s Board of Directors consisted of five male members and seven female members. Excluding the director representing employees and the director representing employee shareholders in accordance with French law, the proportion of women on the Board was 50%, the director representing employees and the director representing employee shareholders being female.

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

The AFEP-MEDEF Code recommends, however, that the board of directors sets up, in addition to the audit committee required by French law, a nominations committee and a compensation committee. The AFEP-MEDEF Code also recommends that at least two-thirds of the audit committee members and a majority of the members of each of the compensation committee and the nominations committee be independent directors. It is recommended that the chairman of the compensation committee be independent and that one of its members be an employee director. None of those three committees should include any Executive Officer (25).

TOTAL has established an Audit Committee, a Governance and Ethics Committee, a Compensation Committee and a Strategy & CSR Committee. As of March 18, 2020, the composition of these Committees was as follows:

-	the Audit Committee had four members, 100% of whom have been deemed independent by the Board of Directors;

-	the Governance and Ethics Committee had four members, 100% of whom have been deemed independent by the Board of Directors;

-

the Compensation Committee had four members, 100% of whom have been deemed independent by the Board of Directors (according to point 9.3 of the AFEP-MEDEF Code, directors representing the employee shareholders and directors representing employees are not taken into account when determining this percentage); and

-

the Strategy & CSR Committee had six members. With the exception of Mr. Pouyanné, who chairs the committee, all members of this Committee have been deemed independent by the Board of Directors (according to point 9.3 of the AFEP-MEDEF Code, directors representing the employee shareholders and directors representing employees are not taken into account when determining this percentage).

For a description of the independence assessment of each member of the Board of Directors, see point 4.1.1.4 (“Directors’ independence”) of chapter 4 of the Universal Registration Document 2019 (starting on page 142), which is incorporated herein by reference. For a description of the scope of each Committee’s activity, see point 4.1.2.3 (“Committees of the Board of Directors”) of chapter 4 of the Universal Registration Document 2019 (starting on page 153), which is incorporated herein by reference.

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

The NYSE listing standards contain detailed requirements for the audit committees of U.S.-listed companies. Some, but not all, of these requirements also apply to non U.S.-listed companies, such as TOTAL. French law and the AFEP-MEDEF Code share the NYSE listing standards’ goal of establishing a system for overseeing the company’s accounting process that is independent from management and that ensures auditor independence. As a result, they address similar topics, with some overlap.

(25) As defined by the AFEP-MEDEF Code, Executive Officers “include the Chairman and Chief Executive Officer, the Deputy chief executive officer(s) of public limited companies with a Board of Directors, the Chairman and members of the Management Board in public limited companies having a Management Board and Supervisory Board and the statutory managers of partnerships limited by shares”.

28	TOTAL Form 20-F 2019

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

The duties of the Company’s Audit Committee, in line with French law and the AFEP-MEDEF Code, are described in point 4.1.2.3 of chapter 4 of the Universal Registration Document 2019 (starting on page 153), which is incorporated herein by reference. The Audit Committee regularly reports to the Board of Directors on the fulfillment of its tasks, the results of the financial statements certification process and the contribution of such process to guaranteeing the financial information’s integrity.

One structural difference between the legal status of the audit committee of a U.S.-listed company and that of a French-listed company concerns the degree of the committee’s involvement in managing the relationship between the company and the auditors. French law requires French companies that publish consolidated financial statements, such as TOTAL S.A., to have two co-statutory auditors, while the NYSE listing standards require that the audit committee of a U.S.-listed have direct responsibility for the appointment, compensation, retention and oversight of the work of the auditor. French law provides that the election of the co-statutory auditors is the sole responsibility of the shareholders duly convened at a shareholders’ meeting. In making their decision, the shareholders may rely on proposals submitted to them by the board of directors based on recommendations from the audit committee. The shareholders elect the statutory auditors for an audit period of six financial years. The statutory auditors may only be revoked by a court order and only on grounds of professional negligence or incapacity to perform their mission.

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

In December 2019, the Lead Independent Director held a meeting of the independent directors. She subsequently presented a summary of this meeting to the Board of Directors.

Thus, the Board of Directors’ practice is in line with the recommendation made in the AFEP-MEDEF Code.

16G.6	Shareholder approval of compensation

Pursuant to the provisions of the French Commercial Code, as amended, the compensation of the chairman of the board of directors, the members of the board of directors, the chief executive officer and, as the case may be, the deputy chief executive officer(s) in French listed companies shall each year be submitted to the approval of their shareholders. Articles L. 225-37-2 and L. 225-100 of the French Commercial Code provide, respectively, for an ex ante vote and an ex post vote:

-

ex ante vote: the shareholders shall each year approve the compensation policy of the above-mentioned directors and officers for the current fiscal year. Such policy shall describe all components of fixed and variable compensation and shall explain the decision process followed for its determination, review and implementation. In the event a resolution is rejected by the shareholders, the preceding already-approved compensation policy for the concerned director(s) and officer(s) will be applicable; in the absence of a preceding already-approved compensation policy, the compensation is determined in line with compensation granted the preceding year if any, or in line with existing practices in the company; and

-

ex post vote: the shareholders shall each year approve the fixed, variable and exceptional components of the aggregate compensation and benefit of any kinds due or attributable to each of the above-mentioned directors and officers for the preceding fiscal year. In the event a resolution is rejected by the shareholders, the compensation will not be paid to the directors and officers.

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

French law requires neither the adoption of such guidelines nor the provision of such certification. The AFEP-MEDEF Code recommends, however, that the board of directors of a French-listed company review its operation annually and perform a formal evaluation at least once every three years, under the leadership of the appointments or nominations committee or an independent director, assisted by an external consultant. TOTAL’s Board of Directors’ most recent formal evaluation took place in early 2020. The AFEP-MEDEF Code also recommends that shareholders be informed of these evaluations each year in the annual report. In addition, Article L. 225-37 of the French Commercial Code requires the board of directors to present to the

Form 20-F 2019 TOTAL	29

shareholders a corporate governance report appended to the management report, notably describing the composition of the board and the balanced representation of men and women on the board, the preparation and organization of the Board’s work, the offices and positions of each TOTAL Executive Officer and the compensation attributable and received by each such officer as well as the compensation attributable and received by the members of the board of directors. The AFEP-MEDEF Code also includes ethical rules concerning which directors are expected to comply.

16G.8	Code of business conduct and ethics

The NYSE listing standards require each U.S.-listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. Under Article 17 of Law n° 2016/1691 of December 9, 2016, top management (such as the chairman of the board or chief executive officer) of large French companies is required to adopt a code of conduct proscribing the different types of behavior being likely to characterize acts of corruption, bribery or influence peddling. This code must be included in the rules of procedure of the company and be submitted to employee representatives. Under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including TOTAL, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officers and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For a description of the code of ethics adopted by TOTAL, refer to point 3.3.2 of chapter 3 of the Universal Registration Document 2019 (starting on page 94), which is incorporated herein by reference, and “Item 16B. Code of ethics”.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and Notes thereto included in the Universal Registration Document 2019 (starting on page 281) are incorporated herein by reference.

The reports of the statutory auditors, ERNST & YOUNG Audit and KPMG Audit, a division of KPMG S.A., are included in the following pages:

30	TOTAL Form 20-F 2019

KPMG Audit	ERNST & YOUNG Audit

A division of KPMG S.A.	1/2, place des Saisons

Tour EQHO	92400 Courbevoie - Paris-La Défense 1

2 avenue Gambetta	France

CS 60055	S.A.S. à capital variable

92066 Paris-La Défense Cedex

Commissaire aux Comptes Membre de la compagnie régionale de Versailles	Commissaire aux Comptes Membre de la compagnie régionale de Versailles

TOTAL S.A.

Registered office: 2, place Jean Millier - La Défense 6 - 92400 Courbevoie - France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRMS ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TOTAL S.A. and subsidiaries (“the Group”) as of December 31, 2019, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 18, 2020 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Change in Accounting Principles

As discussed in the Note to the financial statements “Basis of preparation of the consolidated financial statements”, the Group has changed its method of accounting for leases on January 1, 2019, due to the adoption of IFRS 16 “Leases”.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The Critical Audit Matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of Critical Audit Matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the Critical Audit Matters below, providing separate opinions on the Critical Audit Matters or on the accounts or disclosures to which they relate.

Form 20-F 2019 TOTAL	31

Evaluation of the impairment of non-current assets of exploration and production activities (property, plant and equipment and proved and unproved mineral interests) of the Exploration & Production and Integrated Gas, Renewables and Power segments (“E&P and iGRP segments”)

Description of the Matter

As discussed in Notes 7.1, 7.2, and 3 to the consolidated financial statements as of December 31, 2019, the non-current assets of exploration and production activities of the E&P and iGRP segments are mainly comprised of proved properties and work in progress of exploration and production activities (91,424 million US dollars), proved mineral interests (7,225 million US dollars), unproved mineral interests (15,580 million US dollars), and a portion of the 22,902 million US dollars balance of investments and loans in equity affiliates.

The Group performs impairment tests on these assets as soon as any indication of impairment exists. The testing method is described in Note 3.D to the consolidated financial statements. The Group assesses the recoverable amount of the E&P and iGRP segments’ non-current assets of exploration and production activities based on the cash-generating units that includes all the hydrocarbon sites and industrial assets involved in the production, processing and extraction of hydrocarbons. The recoverable amount is measured for each cash-generating unit, taking into account the economic business environment and the Group’s operating plans. The primary assumptions used by the Group to measure the recoverable amount include the future price of hydrocarbons, the operational costs, the estimates of oil and gas reserves, and the after-tax discount rate.

We identified the evaluation of the impairment of the E&P and iGRP segments’ non-current assets of exploration and production activities as a critical audit matter because evaluating the Group’s assumptions discussed above involved a high degree of subjective auditor judgment. Specifically, such evaluation required the consideration of evidence that corroborates the Group’s assumptions and evidence that might contradict the assumptions, such as publicly available industry information.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following. We obtained an understanding, evaluated the design, and tested the operating effectiveness of certain controls over the Group’s processes to address the risks of material misstatement relating to the evaluation of the impairment of the E&P and iGRP segments’ non-current assets of exploration and production activities. This included testing certain controls over the Group’s determination of the primary assumptions underlying the recoverable amount, such as the future price of hydrocarbons, the estimates of hydrocarbon reserves, the operational costs, and the after-tax discount rate.

We considered whether there was an indication of impairment for these assets, such as an expected severe decline of production, a new tax law enacted, or an expected impact of new price assumptions. We compared the primary assumptions to those included in analyses, budgets and forecasts of the Group and approved by the Executive Committee and the Board of Directors. We also compared the hydrocarbon pricing scenarios used by the Group to publicly available industry information (International Energy Agency). We agreed oil production profiles to the proved and probable reserves established as part of the Group’s internal procedures. We evaluated the reasonableness of the future operational costs by calculating ratios over production and comparing them over time or to those of other similar assets. With the assistance of valuation specialists, we performed an independent re-calculation of the after-tax discount rate used, which we compared with the rates calculated by major financial analysts. In addition, we assessed the consistency of the tax rates used with the applicable tax schemes and the oil agreements in force.

Effect of estimated proved and proved developed hydrocarbon reserves on the depreciation of oil and gas assets of production activities of the of the Exploration & Production and Integrated Gas, Renewables and Power segments (“E&P and iGRP segments”)

Description of the Matter

As discussed in the Note “Major judgments and accounting estimates” to the consolidated financial statements, the proved reserves and proved developed reserves are used by the Group in the successful efforts method to account for its oil and gas activities. Notes 7.1 and 7.2 to the consolidated financial statements outline that under such method, oil and gas assets are depreciated using the unit-of-production method. The unit-of-production method is based on proved and proved developed reserves. Those reserves are estimated by the Group’s petroleum engineers in accordance with industry practice and Securities and Exchange Commission (SEC) regulations.

The primary assumptions used by the Group to estimate the proved and proved developed reserves include the following: geoscience and engineering data used to determine deposit quantities; contractual arrangements that determine the Group’s share of the reserves; and the 12-month average price based on the SEC regulations.

We identified the effect of estimated proved and proved developed hydrocarbon reserves on the depreciation of oil and gas assets of production activities of the E&P and iGRP segments as a critical audit matter because evaluating the Group’s aforementioned assumptions involved a high degree of complex auditor judgment due to the inherent uncertainty and nature of such assumptions.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following. We obtained an understanding, evaluated the design, and tested the operating effectiveness of certain controls over the Group’s processes to address the risks of material misstatement in the depreciation of oil and gas assets of production activities of the E&P and iGRP segments relating to the effect of estimated proved and proved developed hydrocarbon reserves. This included testing certain controls over management’s determination and review of deposit quantities and the modeling of contractual arrangements that determine the Group’s share of proved and proved developed hydrocarbon reserves.

32	TOTAL Form 20-F 2019

We assessed the qualifications and objectivity of the Group’s petroleum engineers responsible for estimating reserves and analyzed the main changes in proved and proved developed reserves compared to the last fiscal year. We compared the 2019 forecasted production to 2019 actual production. We inspected evidence from contractual arrangements that determine the Group’s share of the proved and proved developed hydrocarbon reserves through the expiration of the contracts. We evaluated the Group’s assessment, where appropriate, of the reasons leading the Group to believe that the renewal of contractual arrangements is reasonably certain. In addition, we assessed the compliance of the Group’s methodology to estimate proved and proved developed hydrocarbon reserves of the E&P and iGRP segments with the SEC regulations, particularly with regard to the average annual reference prices used to measure the value of proved and proved developed reserves.

Paris-La Défense, March 18, 2020

KPMG Audit, a division of KPMG S.A.		ERNST & YOUNG Audit

/s/ JACQUES-FRANÇOIS LETHU	/s/ ERIC JACQUET	/s/ ERNST & YOUNG Audit
Jacques-François Lethu Partner	Eric Jacquet Partner	ERNST & YOUNG Audit

We or our predecessor firms have served as the Company’s auditor since 1996.		We have served as the Company’s auditor since 2004.

Form 20-F 2019 TOTAL	33

KPMG Audit	ERNST & YOUNG Audit

A division of KPMG S.A.	1/2, place des Saisons

Tour EQHO	92400 Courbevoie - Paris-La Défense 1

2 avenue Gambetta	France

CS 60055	S.A.S. à capital variable

92066 Paris-La Défense Cedex

Commissaire aux Comptes Membre de la compagnie régionale de Versailles	Commissaire aux Comptes Membre de la compagnie régionale de Versailles

TOTAL S.A.

Registered office: 2, place Jean Millier - La Défense 6 - 92400 Courbevoie - France

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS ON THE INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors,

Opinion on Internal Control Over Financial Reporting

We have audited TOTAL S.A. and subsidiaries’ (“the Group”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of December 31, 2019, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019 and the related notes (collectively, “the consolidated financial statements”), and our report dated March 18, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

34	TOTAL Form 20-F 2019

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Paris La Défense, March 18, 2020

KPMG Audit, a division of KPMG S.A.		ERNST & YOUNG Audit

/s/ JACQUES-FRANÇOIS LETHU	/s/ ERIC JACQUET	/s/ ERNST & YOUNG Audit
Jacques-François Lethu Partner	Eric Jacquet Partner	ERNST & YOUNG Audit

Form 20-F 2019 TOTAL	35

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

1	Bylaws (Statuts) of TOTAL S.A. (as amended through December 11, 2019).

2.1	The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

2.2	Description of securities registered under section 12 of the Exchange Act.

8	List of Subsidiaries (see Note 18 to the Consolidated Financial Statements included in the Universal Registration Document 2019 (starting on page 375 which is incorporated herein by reference).

11	Code of Ethics (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2016, filed on March 17, 2017).

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15.1	Excerpt of the pages and sections of the Universal Registration Document 2019 incorporated herein by reference.

15.2	Consent of ERNST & YOUNG Audit and of KPMG Audit, a division of KPMG S.A.

15.3	Third party report of DeGolyer and MacNaughton.

15.4	Consent of DeGolyer and MacNaughton.

101	XBRL Document.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOTAL S.A.

By: /s/ PATRICK POUYANNÉ
	Name:	Patrick Pouyanné
	Title:	Chairman and Chief Executive Officer
Date: March 20, 2020

36	TOTAL Form 20-F 2019