Form 20-F
period 2020-12-31
TOTAL SE
filed 2021-03-31
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-10888

TOTAL SE

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant's name into English)

Republic of France

(Jurisdiction of Incorporation or Organization)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of Principal Executive Offices)

Jean-Pierre Sbraire

Chief Financial Officer

TOTAL SE

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

2,653,124,025 Shares, par value €2.50 each, as of December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

References in this annual report on Form 20-F (this “Annual Report”) to pages and sections of the “Universal Registration Document 2020”  are references only to those pages and sections of TOTAL’s Universal Registration Document for the year ended December 31, 2020 attached in Exhibit 15.1 to this Form 20-F and forming a part hereof. Other than as expressly provided herein, the Universal Registration Document 2020 is not incorporated herein by reference.

TOTAL’s Consolidated Financial Statements on pages F-9 to F-13 are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU) as of December 31, 2020.

In addition, this Annual Report and the Universal Registration Document 2020 contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance. We believe that presentation of this information, along with comparable GAAP measures, is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies.

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

ADDITIONAL INFORMATION

This Annual Report reports information primarily regarding TOTAL’s business, operations and financial information relating to the fiscal year ended December 31, 2020. For more recent updates regarding TOTAL, you may inspect any reports, statements or other information TOTAL files with the United States Securities and Exchange Commission (“SEC”). All of TOTAL’s SEC filings made after December 31, 2001 are available to the public at the SEC website at http://www.sec.gov and from certain commercial document retrieval services. See also “Item 10. - 10.8 Documents on display”.

No material on the TOTAL website forms any part of this Annual Report. References in this Annual Report to documents on the TOTAL website are included as an aid to the location of such documents and such documents are not incorporated by reference. References to websites contained in this Annual Report (including all exhibits hereto) are provided for reference only; the information contained on the referenced websites is not incorporated by reference in this Annual Report.

CERTAIN TERMS, ABBREVIATIONS AND CONVERSION TABLE

For the meanings of certain terms used in this document, as well as certain abbreviations and a conversion table, refer to the “Glossary” starting on page 519 of the Universal Registration Document 2020, which is incorporated herein by reference. The terms “TOTAL” and “Group” as used in this document refer to TOTAL SE collectively with all of its direct and indirect consolidated companies located in or outside of France. The term “Company” as used in this document exclusively refers to TOTAL SE, which is the parent company of the Group.

Form 20-F 2020 TOTAL	i

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

TOTAL has made certain forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) in this document and in the documents referred to in, or incorporated by reference into, this Annual Report. This document may contain forward-looking statements, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TOTAL. This document may also contain statements regarding the perspectives, objectives, areas of improvements and goals of the Group, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by the Group, it being specified that the means to be deployed do not depend solely on TOTAL. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

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

ii	TOTAL Form 20-F 2020

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.1    Selected financial data

The following table presents selected consolidated financial data for TOTAL on the basis of IFRS as issued by the IASB and IFRS as adopted by the EU for the years ended December 31, 2020, 2019, 2018, 2017 and 2016. Effective January 1, 2014, TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the Euro to the U.S. Dollar. ERNST & YOUNG Audit and KPMG Audit, a division of KPMG S.A., independent registered public accounting firms and the Company’s auditors, audited the historical Consolidated Financial Statements of TOTAL for these periods from which the financial data presented below for such periods are derived. All such data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto starting on page F-9.

(in millions of dollars, except share and per share data)	2020	2019	2018	2017	2016
INCOME STATEMENT DATA
Revenues from sales	119,704	176,249	184,106	149,099	127,925
Net income, Group share	(7,242)	11,267	11,446	8,631	6,196
Earnings per share ($)	($2.90)	$4.20	$4.27	$3.36	$2.52
Fully diluted earnings per share ($)	($2.90)	$4.17	$4.24	$3.34	$2.51
CASH FLOW STATEMENT DATA
Cash flow from operating activities	14,803	24,685	24,703	22,319	16,521
Total expenditures	15,534	19,237	22,185	16,896	20,530
BALANCE SHEET DATA
Total assets	266,132	273,294	256,762	242,631	230,978
Non-current financial debt	60,203	47,773	40,129	41,340	43,067
Non-controlling interests	2,383	2,527	2,474	2,481	2,894
Shareholders’ equity - Group share	103,702	116,778	115,640	111,556	98,680
• Common shares	8,267	8,123	8,227	7,882	7,604
DIVIDENDS
Dividend per share (€)	€2.64(a)	€2.68	€2.56	€2.48	€2.45
Dividend per share ($)	$3.13(a)(b)	$2.95	$2.94	$2.96	$2.61
COMMON SHARES(c)
Average number outstanding of common shares €2.50 par value (shares undiluted)	2,602,026,749	2,601,621,815	2,607,456,934	2,481,802,636	2,379,182,155
Average number outstanding of common shares €2.50 par value (shares diluted)(d)	2,602,026,749	2,618,007,888	2,623,716,444	2,494,756,413	2,389,713,936

(a)	Subject to approval by the shareholders’ meeting on May 28, 2021.
(b)	Estimated dividend in dollars includes the first quarterly interim ADR dividend of $0.77 paid in October 2020 and the second quarterly interim ADR dividend of $0.80 paid in January 2021, as well as the third quarterly interim ADR dividend of $0.79 payable in April 2021 and the proposed final ADR dividend of $0.77 payable in July 2021. The proposed final ADR dividend of $0.77 payable in July 2021 was converted at a rate of $1.1782/€, based on the exchange rate of the European Central Bank as of March 26, 2021.
(c)	The number of common shares shown has been used to calculate per share amounts.
(d)	In 2020, the effect generated by the grant of TOTAL performance shares and by the capital increase reserved for employees (19,007,836 shares) is anti-dilutive. In accordance with IAS 33, the weighted-average number of diluted shares is therefore equal to the weighted-average number of shares.

3.2    Risk factors

The Group conducts its activities in an ever-changing environment. It is exposed to risks that, if they were to occur, could have a material adverse effect on its business, financial condition, reputation, outlook, or the price of financial instruments issued by TOTAL. Point 3.1 of chapter 3 of the Universal Registration Document 2020 (starting on page 90), which is incorporated herein by reference, presents the significant risk factors specific to the Group, to which it believes it is exposed as of the filing date of this Annual Report. However, the Group may be exposed to other non-specific risks, or of which it may not be aware, or which it may be underestimating the potential consequences of, or other risks that may not have been considered by the Group as being likely to have a material adverse impact on the Group, its business, financial condition, reputation or outlook.

For additional information on the risks to which TOTAL believes it is exposed as of the filing date of this Annual Report, along with TOTAL’s approaches to managing certain of these risks, please refer to “Item 5. Operating and financial review and prospects” and “Item 11. Quantitative and qualitative disclosures about market risk”, as well as points 3.3 and 3.6 of chapter 3 (starting on pages 101 and 109, respectively) of the Universal Registration Document 2020, which are incorporated herein by reference.

Form 20-F 2020 TOTAL	1

ITEM 4. INFORMATION ON THE COMPANY

The following information providing an integrated overview of the Group from the Universal Registration Document 2020 is incorporated herein by reference:

-	presentation of the Group and its governance (points 1.1.1 and 1.7.1-1.7.2 of chapter 1, starting on pages 4 and 26 respectively);
-	the Group’s collective ambition and strategy (points 1.2 and 1.3 of chapter 1, starting on pages 12 and 16 respectively);
-	history, employees, integrated business model, industrial assets and geographic presence (points 1.1.2, 1.1.3, 1.6.1-1.6.4 of chapter 1, starting on pages 8, 10 and 22 respectively);
-	an overview of the Group’s investment policy, R&D, dialogue with stakeholders and sustainability-linked commitments (points 1.4, 1.5, 1.6.5 and 1.8.2 of chapter 1, starting on pages 18, 20, 25 and 39 respectively); and
-	organizational structure (point 1.7.3 of chapter 1, starting on page 29).

The following information providing an overview of the Group’s businesses and activities from the Universal Registration Document 2020 is incorporated herein by reference:

-	information concerning the Group’s principal capital expenditures and divestitures (point 1.4 of chapter 1, starting on page 18). See also “Item 5. Operating and financial review and prospects”;
-	business overview for fiscal year 2020 (points 2.1 to 2.5 of chapter 2, starting on page 44); and
-	geographical breakdown of the Group’s sales, property, plants and equipment, intangible assets and capital expenditures over the past three years (Note 4 to the Consolidated Financial Statements, on page F-30).

The following other information from the Universal Registration Document 2020 is incorporated herein by reference:

-	countries under economic sanctions (point 3.2 of chapter 3, starting on page 98);
-	insurance and risk management (point 3.4 of chapter 3, starting on page 107);
-	non-financial performance and additional reporting information (points 5.1 to 5.11 of chapter 5 and chapter 11, starting on page 218 and 495 respectively); and
-	investor relations (point 6.6 of chapter 6, starting on page 295).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section is the Company’s analysis of its financial performance and of significant trends that may affect its future performance. It should be read in conjunction with the Consolidated Financial Statements and the Notes thereto starting on page F-9 attached hereto. The Consolidated Financial Statements and the Notes thereto are prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU.

This section contains forward-looking statements that are subject to risks and uncertainties. For a list of important factors that could cause actual results to differ materially from those expressed in the forward-looking statements, see “Cautionary Statement Concerning Forward-Looking Statements” starting on page ii.

Critical accounting policies and standards applicable in the future

For an overview of TOTAL’s critical accounting policies, including policies involving management’s judgment and estimates and significant accounting policies applicable in the future, refer to the Introduction and Note 1.2 (“Significant accounting policies applicable in the future”) of the Notes to the Consolidated Financial Statements (starting on pages F-15 and F-17, respectively).

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

2	TOTAL Form 20-F 2020

TOTAL faced two major crises in 2020: the COVID-19 pandemic that severely affected global energy demand, and the oil crisis that drove the Brent price below $20 per barrel in the second quarter. In this particularly difficult context, the Group implemented an immediate action plan and proved its resilience thanks to the quality of its portfolio (production cost of $5.1 per boe, the lowest among its peers) and its integrated model with cash flow (DACF)(1) generation of nearly $18 billion. It posted an adjusted net income(2) of $4.1 billion and, thanks to strong discipline on investments ($13 billion, down 26%) and costs ($1.1 billion in savings), the organic cash breakeven(3) was $26 per barrel. Consistent with its climate ambition, the Group recorded exceptional asset impairments, notably on Canadian oil sands assets, most of which were recorded in its accounts at the end of June, leading to an IFRS loss for the year of $7.2 billion.

2020 represents a pivotal year for the Group’s strategy with the announcement of its ambition to get to net zero emissions (Net Zero), together with society. The Group affirms its plan to transform itself into a broad energy company to meet the dual challenge of the energy transition: more energy, less emissions. Thus, the Group’s profile will be transformed over the 2020-30 decade: the growth of energy production will be based on two pillars, LNG and Renewables & Electricity, while oil products are expected to fall from 55% to 30% of sales. To anchor this transformation, the Group will propose to its shareholders at the Annual General Meeting to be held on May 28, 2021, changing its name to TotalEnergies. They will thus have the opportunity to endorse this strategy and the underlying ambition to transition to carbon neutrality.

In 2020, TOTAL secured its investments in Renewables & Electricity ($2 billion) and accelerated the implementation of its strategy to grow renewables, adding 10 GW to its portfolio. With the acquisition at the start of 2021 of a 20% stake in Adani Green Energy Limited (AGEL), one of the largest solar developers in the world, and of portfolios of projects in the United States, the Group now has a portfolio of gross installed capacity, under construction and in development of 35 GW by 2025, with more than 20 GW already benefiting from long-term power purchase agreements.

TOTAL preserves its financial strength with a gearing(4) of 21.7% at the end of 2020. Confident in the Group’s fundamentals, the Board of Directors of TOTAL SE confirms its policy of supporting the dividend through economic cycles. Therefore, it will propose at the Annual General Meeting of Shareholders to be held on May 28, 2021, the distribution of a final dividend of €0.66 per share, equal to the previous three quarters, and set the dividend for 2020 at €2.64 per share.

Outlook

Supported by OPEC+ quota compliance, oil prices have remained above 50$/b since the beginning of 2021. However, the oil environment remains uncertain and dependent on the recovery of global demand, still affected by the COVID-19 pandemic.

In a context of disciplined OPEC+ quota implementation, the Group anticipates 2021 production will be stable compared to 2020, benefiting from the resumption of production in Libya.

European refining margins remain fragile, with low demand for jet fuel weighing on the recovery of distillates.

Faced with uncertainties in the environment, net investments(5) are projected at $12 billion in 2021, while preserving the flexibility to mobilize additional investments should the oil and gas environment strengthen. After reducing operating costs by $1.1 billion in 2020 compared to 2019, the Group maintains strong discipline on spending and targets additional savings of $0.5 billion in 2021.

The Group’s teams are fully committed to the four priorities of HSE (Health, Safety and the Environment), operational excellence, cost reduction and cash flow generation.

The Group maintains its priorities for cash flow allocation: investing in profitable projects to implement the Group’s transformation strategy, support the dividend and maintain a strong balance sheet.

Already in 2021, in renewables, the Group has announced more than 10 GW of additional projects through the acquisition of a 20% stake in Adani Green Energy Limited (AGEL), one of the world’s leading solar developers, a partnership with Hanwha Group in the United States with a 1.6 GW portfolio, and the acquisition of a 2.2 GW portfolio of projects in Texas. TOTAL intends to allocate more than 20% of its net investments to Renewables and Electricity in 2021.

(1)	Cash flow means DACF. “DACF” = debt adjusted cash flow, is defined as operating cash flow before working capital changes and without financial charges. See footnote 13.
(2)	Adjusted net income refers to adjusted net operating income, adjusted for special items, inventory valuation effect and the effect of changes in fair value. See item 5.3 for further details.
(3)	“Organic cash breakeven” refers to pre-dividend organic cash breakeven, defined as the Brent price for which the operating cash flow before working capital changes covers the organic investments.
(4)	Gearing ratio excluding lease commitments = net debt excluding lease commitments / (net debt excluding lease commitments + shareholders equity Group share + non-controlling interests). For additional information, refer to Note 15.1(E) to the Consolidated Financial Statements (starting on page F-76).
(5)	“Net investments” = organic investments + net acquisitions.

Form 20-F 2020 TOTAL	3

5.2    Group results 2018-2020

As of and for the year ended December 31 (in millions of dollars, except per share data)	2020	2019	2018
Non-Group sales	140,685	200,316	209,363
Adjusted net operating income from business segments(a)	6,404	14,554	15,997
• Integrated Gas, Renewables & Power(b)	1,778	2,389	2,419
• Exploration & Production(b)	2,363	7,509	8,547
• Refining & Chemicals	1,039	3,003	3,379
• Marketing & Services	1,224	1,653	1,652
Net income (loss) from equity affiliates	452	3,406	3,170
Fully-diluted earnings per share ($)	(2.90)	4.17	4.24
Fully-diluted weighted-average shares (millions)(c)	2,602	2,618	2,624
Net income (Group share)	(7,242)	11,267	11,446
Organic investments(d)	10,339	13,397	12,427
Net acquisitions(e)	2,650	4,052	3,141
Net investments(f)	12,989	17,449	15,568
Cash flow from operating activities	14,803	24,685	24,703
Of which:
• (increase)/decrease in working capital	1,869	(1,718)	769
• financial charges	(1,938)	(2,069)	(1,538)

2020 and 2019 data take into account the impact of the IFRS 16 “Leases” rule, effective January 1, 2019.

(a)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes in fair value. See “- 5.3 Business segment reporting” below for further details.
(b)	2018 data restated to reflect the new reporting structure for the business segments’ financial information, effective January 1, 2019.
(c)	In 2020, the effect generated by the grant of TOTAL performance shares and by the capital increase reserved for employees (19,007,836 shares) is anti-dilutive. In accordance with IAS 33, the weighted-average number of diluted shares is therefore equal to the weighted-average number of shares.
(d)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference.
(e)	“Net acquisitions” = acquisitions - assets sales - other operations with non-controlling interests.
(f)	“Net investments” = organic investments + net acquisitions. For additional information on investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference.

Market environment parameters	2020	2019	2018
Brent ($/b)	41.8	64.2	71.3
Henry Hub ($/Mbtu)	2.1	2.5	3.1
NBP ($/Mbtu)(a)	3.3	4.9	7.9
JKM ($/Mbtu)(b)	4.4	5.5	9.7
Average price of liquids ($/b)
Consolidated subsidiaries	37.0	59.8	64.3
Average price of gas ($/Mbtu)
Consolidated subsidiaries	2.96	3.88	4.87
Average price of LNG ($/Mbtu)
Consolidated subsidiaries and equity affiliates	4.83	6.31	–
Variable cost margin – Refining Europe, VCM(c) ($/t)	11.5	34.9	38.2

(a)	NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.
(b)	JKM (Japan-Korea Marker) measures the prices of spot LNG trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.
(c)	VCM (variable cost margin - Refining Europe) represents the average margin on variable costs realized by the Group’s European refining business (equal to the difference between the sales of refined products realized by the Group’s European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

Hydrocarbon production	2020	2019	2018
Combined production (kboe/d)	2,871	3,014	2,775
● Oil (including bitumen) (kb/d)	1,298	1,431	1,378
● Gas (including condensates and associated NGL) (kboe/d)	1,573	1,583	1,397

Hydrocarbon production	2020	2019	2018
Combined production (kboe/d)	2,871	3,014	2,775
● Liquids (kb/d)*	1,543	1,672	1,566
● Gas (Mcf/d)**	7,246	7,309	6,599

*Including condensate and NGLs, associated to the gas production.

**2019 data restated.

4	TOTAL Form 20-F 2020

For a discussion of the Group’s proved reserves, refer to point 2.3.1 of chapter 2 of the Universal Registration Document 2020 (starting on page 65), which is incorporated herein by reference. See also point 9.1 of chapter 9 of the Universal Registration Document 2020 (starting on page 426), which is incorporated herein by reference, for additional information on proved reserves, including tables showing changes in proved reserves by region.

2020 vs. 2019

In 2020, market conditions were less favorable than in 2019 due to the COVID-19 pandemic and the oil crisis. The Brent price decreased to $41.8/b on average in 2020 from $64.2/b on average in 2019, while remaining volatile throughout 2020. TOTAL’s average liquids price realization(6) decreased by 38% to $37.0/b in 2020 from $59.8/b in 2019. TOTAL’s average gas price realization(6) decreased by 24% to $2.96/Mbtu in 2020 from $3.88/Mbtu in 2019. TOTAL’s average LNG price realization(7) decreased by 24% to $4.83/Mbtu in 2020 from $6.31/Mbtu in 2019. The Group’s variable cost margin – Refining Europe (“VCM”) decreased by 67% to $11.5/t on average in 2020 compared to $34.9/t in 2019, mainly due to decreasing crude oil prices.

For the full-year 2020, hydrocarbon production was 2,871 kboe/d, a decrease of 5% compared to 3,014 kboe/d in 2019, comprised of:

●	(5)% due to compliance with OPEC+ quotas, notably in Nigeria, the United Arab Emirates and Kazakhstan, as well as voluntary reductions in Canada and disruptions in Libya;
●	+5% due to the ramp-up of recently started projects, notably Culzean in the United Kingdom, Johan Sverdrup in Norway, Iara in Brazil, Tempa Rossa in Italy and North Russkoye in Russia;
●	(3)% due to the natural decline of fields; and
●	(2)% due to maintenance, and unplanned outages, notably in Norway.

The euro-dollar exchange rate averaged $1.1422/€ in 2020, compared to $1.1195/€ in 2019.

Non-Group sales were $140,685 million in 2020 compared to $200,316 million in 2019, a decrease of 30% reflecting the decreased hydrocarbon prices and the decrease in global energy demand due to the COVID-19 pandemic. In 2020, Non-Group sales decreased by 32% for the Exploration & Production segment, 14% for the Integrated Gas, Renewables & Power segment, 35% for Refining & Chemicals segment and 27% for the Marketing & Services segment.

Net income (Group share) decreased to $(7,242) million in 2020 compared to $11,267 million in 2019, due to exceptional asset impairments, notably on Canadian oil sands assets. In 2020, total adjustments to net income (Group share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had a negative impact of $11,301 million, including $8.5 billion of impairments, related mainly to oil sands assets in Canada. For a detailed overview of adjustment items for 2020, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19). In 2019, adjustments to net income (Group share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had a negative impact of $561 million mainly due to impairments of assets mainly located in the United States (Utica, Chinook).

Total income taxes in 2020 amounted to $(318) million, a decrease of 95% compared to $(5,872) million in 2019, due to the relative weight and lower tax rates in the Upstream segment and a lower hydrocarbon price environment.

In 2020, TOTAL SE bought back 13,236,044 TOTAL SE shares on the market, i.e., 0.50% of the share capital as of December 31, 2020. In 2019, the Company bought back 52,389,336 TOTAL shares on the market, i.e., 2.01% of the Company’s outstanding share capital as of December 31, 2019. See also “- 5.4.4 Shareholders’ equity”, below.

Fully-diluted earnings per share was $(2.90) in 2020 compared to $4.17 in 2019.

Finalized asset sales amounted to $1.5 billion in 2020, comprised notably of the sale of Enphase shares by SunPower(8), the sale of the Group's corporate offices in Brussels, the sale of non-strategic assets in the UK North Sea, the completion of the sale of Block CA1 in Brunei, the sale of the Group’s interest in the Fos Cavaou regasification terminal in France, and the sale of 50% of a portfolio of solar and wind assets from Total Quadran in France. Finalized asset sales amounted to $1,939 million for the full-year 2019, comprised notably of the payment received upon the take-over of the Toshiba LNG portfolio in the United States, the sale of the interest in the Wepec refinery in China and the sale of the Group’s interest in the Hazira terminal in India and polystyrene activities in China.

Finalized acquisitions(9) amounted to $4.2 billion for the full-year 2020, comprised notably of the acquisition of Tullow’s entire interest in the Lake Albert project in Uganda, the acquisition of CCGT assets and of a portfolio of customers from Energías de Portugal in Spain, the acquisition in India of 50% of a portfolio of installed solar activities from Adani Green Energy Limited, the finalization of the acquisition of 37.4% stake in Adani Gas Ltd, the acquisition of interests in Blocks 20 and 21 in Angola and the payment for a second bonus tranche linked to taking the 10% stake in the Arctic LNG 2 project in Russia. Finalized acquisitions amounted to $5,991 million for the full-year 2019, comprised mainly of the acquisition of Anadarko’s interest in Mozambique LNG, the acquisition of a 10% stake in the Arctic LNG 2 project in Russia and the acquisition of Chevron’s interest in the Danish Underground Consortium in Denmark.

(6)	Consolidated subsidiaries, excluding inventory value variation.
(7)	Consolidated subsidiaries and equity affiliates, excluding inventory value variation.
(8)	As at December 31, 2020, TOTAL held an interest of 51.61% in SunPower, an American company listed on NASDAQ and based in California.
(9)	Acquisitions net of operations with non-controlling interests.

Form 20-F 2020 TOTAL	5

The Group’s cash flow from operating activities for the full-year 2020 was $14,803 million, a decrease of 40% compared to $24,685 million for the full-year 2019. The change in working capital as determined using the replacement cost method(10) excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable project sale (effective first quarter 2020) and organic loan repayment from equity affiliates was $(894) million for the full-year 2020, compared to $(1,426) million for the full-year 2019. It is the (increase) decrease in working capital of $1,869 million as determined in accordance with IFRS adjusted for (i) the pre-tax inventory valuation effect of $(1,440) million, (ii) the mark-to-market effect of iGRP’s contracts of $(1,116) million, (iii) the capital gains from renewables project sale of $(96) million and (iv) the organic loan repayments from equity affiliates of $(111) million. For the full-year 2020, operating cash flow before working capital changes and without financial charges (DACF)(11) was $17,635 million, a decrease of 37% compared to $28,180 million for the full-year 2019. For the full-year 2020, operating cash flow before working capital changes(12) was $15,697 million, a decrease of 40% compared to $26,111 million for the full-year 2019.

The Group’s net cash flow(13) was $2,708 million in 2020 compared to $8,662 million in 2019, due to the decrease of $10,414 million in operating cash flow before working capital changes, partially offset by a reduction in net investments of $4,460 million.

See also “- 5.4 Liquidity and Capital Resources”, below.

2019 vs. 2018

In 2019, market conditions were less favorable than in 2018. The Brent price decreased to $64.2/b on average in 2019 from $71.3/b on average in 2018, while remaining volatile. In 2019, TOTAL’s average liquids price realization(14) decreased by 7% to $59.8/b in 2019 from $64.3/b in 2018. TOTAL’s average gas price realization(14) decreased by 20% to $3.88/Mbtu in 2019 from $4.87/Mbtu in 2018. The Group’s European refining VCM decreased by 9% to $34.9/t on average in 2019 compared to $38.2/t in 2018, mainly due to decreasing crude oil prices.

For the full-year 2019, hydrocarbon production was 3,014 kboe/d, an increase of 9% compared to 2,775 kboe/d in 2018, due to:

-	+13% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Egina in Nigeria, Ichthys in Australia, Kaombo in Angola, Culzean in the United Kingdom and Johan Sverdrup in Norway;
-	(3)% due to the natural decline of the fields; and
-	(1)% due to maintenance, notably in Nigeria, Norway and the Tyra redevelopment project in Denmark.

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

Net income (Group share) decreased by 2% to $11,267 million in 2019 compared to $11,446 million in 2018, mainly due to lower hydrocarbon prices, partially offset by growth of the Group’s hydrocarbon production. In 2019, adjustments to net income (Group share), which include the after-tax inventory valuation effect, special items and the impact of changes in fair value, had a negative impact of $561 million mainly due to impairments on assets mainly located in the United States (Utica, Chinook). For a detailed overview of adjustment items for 2019, refer to Note 3 to the Consolidated Financial Statements (starting on page F - 16). In 2018, adjustments to net income (Group share), which include the after-tax inventory valuation effect, special items and the impact of changes in fair value, had a negative impact of $2,113 million, mainly due to an inventory effect and an impairment on Ichthys related to the sale of a partial interest by the Group, as well as the impairment of production facilities by SunPower(15).

Income taxes in 2019 amounted to $(5,872) million, a decrease of 9.9% compared to $(6,516) million in 2018, due to the relative weight and lower tax rates in the Upstream segment and a lower hydrocarbon price environment.

In 2019, the Company bought back 52,389,336 TOTAL shares on the market, i.e., 2.01% of the Company’s outstanding share capital as of December 31, 2019. See also “- 5.4.4 Shareholders’ equity”, below. In 2018, the Company bought back 72,766,481 TOTAL shares on the market, i.e., 2.76% of the Company’s outstanding share capital as of December 31, 2018.

Fully-diluted earnings per share was $4.17 in 2019 compared to $4.24 in 2018, a decrease of 2%.

Finalized asset sales amounted to $1,939 million for the full-year 2019, comprised notably of the payment received upon the take-over of the Toshiba LNG portfolio in the United States, the sale of the interest in the Wepec refinery in China, the sale of the Group’s interest in the Hazira terminal in India and polystyrene activities in China. Asset sales completed were $5,172 million for the full-year 2018, comprised of the sale of a 4% interest in the Ichthys project in Australia and the sale of the Group’s share of the LNG re-gas terminal at Dunkirk, as well as the sale of Joslyn in Canada, Rabi in Gabon, the Martin Linge and Visund fields in Norway, an interest in Fort Hills in Canada, SunPower’s sale of its interest in 8point3, the marketing activities of TotalErg in Italy, the Marketing & Services network in Haiti, and the contribution of the Bayport polyethylene unit in the United States to the joint venture formed with Borealis (and Nova prior to 2020) in which TOTAL holds 50%.

(10)	For information on the replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).
(11)	“DACF” = debt adjusted cash flow, is defined as operating cash flow before working capital changes and without financial charges. See footnote 12.
(12)	“Operating cash flow before working capital changes” is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). 2019 data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.
(13)	“Net cash flow” = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests). See footnote 12.
(14)	Consolidated subsidiaries, excluding inventory value variation.
(15)	As at December 31, 2019, TOTAL held an interest of 46.74% in SunPower, an American company listed on NASDAQ and based in California. As at December 31, 2018, TOTAL held an interest of 55.66% in SunPower.

6	TOTAL Form 20-F 2020

Finalized acquisitions(16) amounted to $5,991 million for the full-year 2019, comprised mainly of the acquisition of Anadarko’s interest in Mozambique LNG, the acquisition of a 10%-stake in the Arctic LNG 2 project in Russia and the acquisition of Chevron’s interest in the Danish Underground Consortium in Denmark. Finalized acquisitions amounted to $8,314 million for the full-year 2018, including $4,493 million in resource acquisitions(17), comprised of the extension of licenses in Nigeria and the acquisition of a network of service stations in Brazil, as well as notably the acquisitions of Direct Énergie, Engie’s LNG business, the increase in the share of Novatek to 19.4%, interests in the Iara and Lapa fields in Brazil, two new 40-year offshore concessions in Abu Dhabi, which follow the previous Abu Dhabi Marine Areas Ltd (ADMA) offshore concession, and the acquisition of offshore assets from Cobalt in the Gulf of Mexico.

The Group’s cash flow from operating activities for the full-year 2019 was $24,685 million, stable compared to $24,703 million for the full-year 2018. The change in working capital as determined using the replacement cost method(18) excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable project sale and organic loan repayment from equity affiliates was $(1,426) million for the full-year 2019, compared to $410 million for the full-year 2018. It is the (increase) decrease in working capital of $(1,718) million as determined in accordance with IFRS adjusted for (i) the pre-tax inventory valuation effect of $446 million, (ii) the mark-to-market effect of iGRP’s contracts of $321 million, (iii) the capital gains from renewables project sale of $0 million and (iv) the organic loan repayments from equity affiliates of $(475) million. Operating cash flow before working capital changes without financial charges (DACF)(19) for the full-year 2019 was $28,180 million, an increase of 9% compared to $25,831 million for the full-year 2018. Operating cash flow before working capital changes(20) for the full-year 2019 was $26,111 million, an increase of 7.5% compared to $24,293 million for the full-year 2018.

The Group’s net cash flow(21) remained stable in 2019 at $8,662 million for the full-year 2019, compared to $8,725 million for the full-year 2018. The start-up of strong cash flow generating projects such as Yamal LNG in Russia, Ichthys in Australia, Kaombo in Angola and Egina in Nigeria offset the impact of lower Brent and gas prices.

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

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s executive committee and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. Furthermore, TOTAL enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, and the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s audited Consolidated Financial Statements, see Note 3 to the Consolidated Financial Statements (starting on page F-19).

(16)	Acquisitions net of operations with non-controlling interests.
(17)	“Resource acquisitions” = acquisition of a participating interest in an oil and gas mining property by way of an assignment of rights and obligations in the corresponding permit or license and related contracts, with a view to producing the recoverable oil and gas.
(18)	For information on the replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).
(19)	“DACF” = debt adjusted cash flow, is defined as operating cash flow before working capital changes and without financial charges. See footnote 20.
(20)	“Operating cash flow before working capital changes” is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). 2018 and 2019 data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.
(21)	“Net cash flow” = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests). See footnote 20.

Form 20-F 2020 TOTAL	7

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above. For further discussion of the calculation of net operating income and the calculation of return on average capital employed (ROACE(22)), see Note 3 to the Consolidated Financial Statements (starting on page F-19).

The profitable growth in the gas and low carbon electricity integrated value chains is one of the key axes of TOTAL’s strategy. In order to give more visibility to these businesses, a new reporting structure for the business segments’ financial information was implemented effective January 1, 2019. The organization of the Group’s activities is structured around the following four segments: Exploration & Production (EP), Integrated Gas, Renewables & Power (iGRP - comprising TOTAL’s integrated gas (including LNG) and low carbon electricity businesses and the upstream and midstream LNG activity that was previously reported in the EP segment), Refining & Chemicals and Marketing & Services. Certain figures for the year 2018 were previously restated in order to reflect the new reporting structure for the business segments’ financial information.

5.3.1    Integrated Gas, Renewables & Power segment

Hydrocarbon production for LNG and LNG sales

Hydrocarbon production for LNG	2020	2019	2018
iGRP (kboe/d)	530	560	381
• Liquids (kb/d)*	69	71	39
• Gas (Mcf/d)**	2,519	2,656	1,875

*Including condensates and NGLs, associated to the gas production.

**2019 data restated.

Liquefied Natural Gas	2020	2019	2018
Overall LNG sales (Mt)	38.3	34.3	21.8
• including sales from equity production*	17.6	16.3	11.1
• including sales by TOTAL from equity production and third-party purchases	31.1	27.9	17.1

*The Group’s equity production may be sold by TOTAL or by joint ventures.

Renewables & Electricity	2020	2019	2018
Gross renewables installed capacity (GW)*	7.0	3.0	1.7
Gross renewables installed or in development capacity with PPA (GW)*	17.5
Net power production (TWh)**	14.1	11.4	6.4
• including power production from renewables	4.0	2.0	1.0
Clients power – BtB and BtC (Million)*	5.6	4.1	3.6
Clients gas – BtB and BtC (Million)*	2.7	1.7	1.5
Sales power – BtB and BtC (TWh)	47.3	46.0	31.0
Sales gas – BtB and BtC (TWh)	95.8	95.0	88.4

*Capacity at end of period.

**Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Results (in millions of dollars except ROACE)	2020	2019	2018
Non-Group sales	15,629	18,167	17,236
Operating income(a)	(527)	1,184	(72)
Net income (loss) from equity affiliates and other items	794	2,330	1,639
Tax on net operating income	71	(741)	(471)
Net operating income(a)	338	2,773	1,096
Adjustments affecting net operating income	1,440	(384)	1,323
Adjusted net operating income(b)	1,778	2,389	2,419
• including income from equity affiliates	375	1,009	1,249
Organic investments(c)	2,720	2,259	1,745
Net acquisitions(d)	2,183	3,921	1,701
Net investments(e)	4,903	6,180	3,445
ROACE	4.1%	6.3%	7.5%

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).
(b)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-19).
(c)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference.
(d)	“Net acquisitions” = acquisitions - assets sales - other operations with non-controlling interests.
(e)	“Net investments” = organic investments + net acquisitions. For additional information on investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference.

(22)	“ROACE” = ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

8	TOTAL Form 20-F 2020

2020 vs. 2019

Hydrocarbon production for LNG in 2020 decreased by 5% compared to a year ago, notably due to the shutdown of Snøhvit LNG following a fire at the end of September 2020. Total LNG sales increased by 12% in volume in 2020 compared to 2019 due to the start-up of three trains at Cameron LNG in the United States, the ramp-up of Yamal LNG in Russia and Ichthys LNG in Australia and the increase in trading activities.

The Group's gross installed renewable power generation capacity more than doubled during 2020 to reach 7 GW at the end of the fourth quarter 2020, notably thanks to the acquisition in India of 50% of a 3 GWp portfolio from the Adani Group.

The Group continues to implement its strategy to integrate along the electricity and gas chain in Europe and has increased the number of its electricity and gas customers by 1.5 million and 1 million since 2019, respectively, notably thanks to the finalization of the acquisition in the fourth quarter 2020 of a portfolio of customers from Energías de Portugal in Spain.

Non-Group sales for the Integrated Gas, Renewables & Power segment in 2019 were $15,629 million compared $18,167 million in 2019, a decrease of 14%.

The iGRP segment's adjusted net operating income was $1,778 million in 2020, a decrease of 26% compared to $2,389 million in 2019, mainly due to a decrease in the LNG price.

Adjusted net operating income for the iGRP segment excludes special items. In 2020, the exclusion of special items had a positive impact of $1,440 million on the iGRP segment's adjusted net operating income. Special items included impairments of LNG assets located in Australia. For further information on the recognition of impairment of assets for the iGRP segment, refer to Note 3.D to the Consolidated Financial Statements (starting on page F-25). In 2019, the exclusion of special items had a negative impact of $384 million on the iGRP segment's adjusted net operating income.

For the full-year 2020, the iGRP segment's operating cash flow before working capital changes without financial charges (DACF)(23) was $3,418 million, stable compared to $3,409 million for the full-year 2019. For the full-year 2020, the iGRP segment's cash flow from operating activities excluding financial charges, except those related to leases was $2,129 million, a decrease of 38% compared to $3,461 million for the full-year 2019.

For information on the segment's investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference. See also "- 5.4 Liquidity and Capital Resources", below.

In this context, the iGRP segment's ROACE for the full-year 2020 was 4.1% compared to 6.3% for the full-year 2019.

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

Adjusted net operating income for the iGRP segment excludes special items. In 2019, the exclusion of special items had a negative impact of $384 million on the iGRP segment’s adjusted net operating income. In 2018, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $1,323 million. Special items in 2018 included impairments on Ichthys related to the sale of a partial interest by the Group and the impairment of production facilities by SunPower.

For the full-year 2019, the iGRP segment’s operating cash flow before working capital changes without financial charges (DACF)(23) was $3,409 million, an increase of 87% compared to $1,819 million for the full-year 2018 due to strong increases in production and LNG sales. For the full-year 2019, the iGRP segment’s cash flow from operating activities excluding financial charges, except those related to leases was $3,461 million, compared to $596 million for the full-year 2018 due to strong increases in production and LNG sales.

For information on the segment’s investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the iGRP segment’s ROACE for the full-year 2019 was 6.3% compared to 7.5% for the full-year 2018.

(23)	“DACF” = debt adjusted cash flow. The operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable project sale (effective first quarter 2020), and without financial charges except those related to leases. 2018 and 2019 data restated. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).

Form 20-F 2020 TOTAL	9

5.3.2    Exploration & Production segment

Hydrocarbon production	2020	2019	2018
EP (kboe/d)	2,341	2,454	2,394
• Liquids (kb/d)*	1,474	1,601	1,527
• Gas (Mcf/d)	4,727	4,653	4,724

* Including condensates and NGLs, associated to the gas production.

Results (in millions of dollars except effective tax rate and ROACE)	2020	2019	2018
Non-Group sales	4,973	7,261	9,889
Operating income(a)	(5,514)	10,542	12,502
Net income (loss) from equity affiliates and other items	697	610	1,365
Effective tax rate(b)	29.4%	41.5%	46.2%
Tax on net operating income	(208)	(4,572)	(5,770)
Net operating income(a)	(5,025)	6,580	8,097
Adjustments affecting net operating income	7,388	929	450
Adjusted net operating income(c)	2,363	7,509	8,547
• of which income from equity affiliates	928	996	1,140
Organic investments(d)	5,519	8,635	7,953
Net acquisitions(e)	544	14	2,162
Net investments(f)	6,063	8,649	10,115
ROACE	2.8%	8.4%	9.9%

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).
(b)	“Effective tax rate” = tax on adjusted net operating income/(adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).
(c)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-19).
(d)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference.
(e)	“Net acquisitions” = acquisitions - assets sales - other operations with non-controlling interests.
(f)	“Net investments” = organic investments + net acquisitions. For additional information on investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference.

2020 vs. 2019

Non-Group sales for the EP segment in 2020 were $4,973 million compared to $7,261 million in 2019, a decrease of 32%.

The EP segment’s adjusted net operating income was $2,363 million in 2020, a decrease of 69% compared to $7,509 million in 2019, due to the sharp drop in oil and gas prices and lower production. The effective tax rate decreased from 41.5% in 2019 to 29.4% in 2020, in line with this sharp drop.

Adjusted net operating income for the EP segment excludes special items. In 2020, the exclusion of special items had a positive impact of $7,388 million on the EP segment’s adjusted net operating income. Special items included impairments of the Group’s oil sands assets in Canada. For further information on the recognition of impairment of assets for the EP segment, refer to Note 3.D to the Consolidated Financial Statements (starting on page F-25). In 2019, the exclusion of special items had a positive impact of $929 million on the EP segment’s adjusted net operating income.

For the full-year 2020, the EP segment’s operating cash flow before working capital changes without financial charges (DACF)(24) was $9,684 million, a decrease of 46% compared to $18,030 million for the full-year 2019. For the full-year 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $9,922 million, a decrease of 41% compared to $16,917 million for the full-year 2019.

For additional information on the EP segment’s capital expenditures, refer to point 1.4 (starting on page 18) of chapter 1 and point 2.3.2 (on page 66) of chapter 2 of the Universal Registration Document 2020, which are incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the EP segment’s ROACE for the full-year 2020 was 2.8% compared to 8.4% for the full-year 2019.

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

Adjusted net operating income for the EP segment excludes special items. In 2019, the exclusion of special items had a positive impact of $929 million on the EP segment’s adjusted net operating income. In 2018, the exclusion of special items had a positive impact on the EP segment’s adjusted net operating income of $450 million due to impairments of assets located mainly in Algeria, Colombia and Congo.

(24)	“DACF” = debt adjusted cash flow. The operating cash flow before working capital changes without financial charges of the segment is defined as cash flow operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).

10	TOTAL Form 20-F 2020

In 2019, the EP segment’s operating cash flow before working capital changes without financial charges (DACF)(24) was $18,030 million, an increase of 1% compared to $17,832 million for the full-year 2018. The start-up of strong cash flow generating projects offset the impact of lower Brent and gas prices. In 2019, the EP segment’s cash flow from operating activities excluding financial charges, except those related to leases was $16,917 million, a decrease of 9% compared to $18,537 million for the full-year 2018.

For additional information on the EP segment’s capital expenditures, refer to point 1.4 (starting on page 18) of chapter 1 and point 2.3.2 (on page 66) of chapter 2 of the Universal Registration Document 2020, which are incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the EP segment’s ROACE for the full-year 2019 was 8.4% compared to 9.9% for the full-year 2018.

5.3.3    Downstream (Refining & Chemicals and Marketing & Services segments)

Results (in millions of dollars)	2020	2019	2018
Non-Group sales	120,066	174,878	182,231
Operating income(a)	627	5,394	4,354
Net income (loss) from equity affiliates and other items	(356)	423	1,089
Tax on net operating income	(456)	(1,068)	(977)
Net operating income(a)	(185)	4,749	4,466
Adjustments affecting net operating income	2,448	(93)	565
Adjusted net operating income(b)	2,263	4,656	5,031
Organic investments(c)	2,023	2,395	2,614
Net acquisitions(d)	32	118	(722)
Net investments(e)	2,055	2,513	1,892

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).
(b)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-19).
(c)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference.
(d)	“Net acquisitions” = acquisitions - assets sales - other operations with non-controlling interests.
(e)	“Net investments” = organic investments + net acquisitions. For additional information on investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference.

For the full-year 2020, the Downstream segment’s operating cash flow excluding the change in working capital at replacement cost and financial charges, except those related to leases, and including organic loan repayment from equity affiliates was $4,652 million, a decrease of 30% compared to $6,617 million for the full-year 2019. For the full-year 2020, the Downstream segment’s cash flow from operating activities excluding financial charges, except those related to leases was $4,539 million, a decrease of 30% compared to $6,441 million for the full-year 2019.

A.    Refining & Chemicals segment

Refinery throughput and utilization rates(a)	2020	2019	2018
Total refinery throughput (kb/d)	1,292	1,671	1,852
• France	244	456	610
• Rest of Europe	618	754	755
• Rest of World	430	462	487
Utilization rates based on crude only(b)	61%	80%	88%

(a)	Includes refineries in Africa reported in the Marketing & Services segment.
(b)	Based on distillation capacity at the beginning of the year

Form 20-F 2020 TOTAL	11

Results (in millions of dollars except ROACE)	2020	2019	2018
Non-Group sales	56,615	87,598	92,025
Operating income(a)	(814)	3,342	2,513
Net income (loss) from equity affiliates and other items	(393)	322	782
Tax on net operating income	59	(470)	(445)
Net operating income(a)	(1,148)	3,194	2,850
Adjustments affecting net operating income	2,187	(191)	529
Adjusted net operating income(b)	1,039	3,003	3,379
Organic investments(c)	1,209	1,426	1,604
Net acquisitions(d)	(54)	(44)	(742)
Net investments(e)	1,155	1,382	862
ROACE	8.8%	26.3%	31%

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).
(b)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-19).
(c)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference.
(d)	“Net acquisitions” = acquisitions - assets sales - other operations with non-controlling interests.
(e)	“Net investments” = organic investments + net acquisitions. For additional information on investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference.

2020 vs. 2019

Refinery throughput volumes decreased by 23% in 2020 year-on-year mainly due to high inventories of refined products and the drop in demand which notably led to the economic shutdown of the Donges refinery as well as the prolonged shutdown of the distillation unit at the Normandy platform following a fire that affected the distillation unit at the end of 2019.

Monomer production increased 6% in 2020 year-on-year, supported by demand, and notably as a result of the 2019 planned maintenance on the steamcracker at Daesan in South Korea. Polymer production was stable for full-year 2020 compared to full-year 2019.

Non-Group sales for the Refining & Chemicals segment in 2020 were $56,615 million compared to $87,598 million in 2019, a decrease of 35%.

The Refining & Chemicals segment’s adjusted net operating income was $1,039 million for the full-year 2020, a decrease of 65% compared to $3,003 million for the full-year 2019, due to refining margin deterioration, partially offset by resilient petrochemical margins and outperformance of the trading activities. Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. For the full-year 2020, the exclusion of the inventory valuation effect had a positive impact of $1,165 million on the segment’s adjusted net operating income, compared to a negative impact of $371 million for the full-year 2019. For the full-year 2020, the exclusion of special items had a positive impact of $1,022 million on the segment’s adjusted net operating income, compared to a positive impact of $180 million for the full-year 2019. Special items in 2020 included impairments of refining cash-generating units located in France and the United Kingdom. For further information on the recognition of impairment of assets for the Refining & Chemicals segment, refer to Note 3.D to the Consolidated Financial Statements (starting on page F-19).

For the full-year 2020, the Refining & Chemicals segment’s operating cash flow before working capital changes without financial charges (DACF)(25) was $2,472 million, a decrease of 39% compared to $4,072 million for the full-year 2019. For the full-year 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $2,438 million, a decrease of 36% compared to $3,837 million for the full-year 2019.

For information on the Refining & Chemicals segment’s investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the Refining & Chemicals segment’s ROACE for the full-year 2020 was 8.8% compared to 26.3% for the full-year 2019.

(25)	“DACF” = debt adjusted cash flow. The operating cash flow before working capital changes without financial charges of the segment is defined as cash flow operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).

12	TOTAL Form 20-F 2020

2019 vs. 2018

Refinery throughput volumes decreased by 10% in 2019 notably due to the shutdown for nearly six months of Grandpuits in France.

Non-Group sales for the Refining & Chemicals segment in 2019 were $87,598 million compared to $92,025 million in 2018, a decrease of 5%.

The Refining & Chemicals segment’s adjusted net operating income was $3,003 million for the full-year 2019, a decrease of 11% compared to $3,379 million in 2018 notably due to a decrease of around 10% in refining and petrochemical margins as well as lower throughput.

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

In 2019, the Refining & Chemicals segment’s operating cash flow before working capital changes without financial charges (DACF)(25) decreased by 7% compared to the full-year 2018, from $4,388 million to $4,072 million due to a decrease of approximately 10% in refining and petrochemical margins as well as lower throughput. In 2019, the Refining & Chemicals segment’s cash flow from operating activities excluding financial charges, except those related to leases was $3,837 million compared to $4,308 million for the full-year 2018 due to a decrease of approximately 10% in refining and petrochemical margins as well as lower throughput.

For information on the Refining & Chemicals segment’s investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the Refining & Chemicals segment’s ROACE for the full-year 2019 was 26.3% compared to 31% for the full-year 2018.

B.    Marketing & Services segment

Petroleum product sales(a) (kb/d)	2020	2019	2018
Total Marketing & Services sales	1,477	1,845	1,801
• Europe	823	1,021	1,001
• Rest of world	654	824	800

(a)	Excludes trading and bulk refining sales.

Results (in millions of dollars except ROACE)	2020	2019	2018
Non-Group sales	63,451	87,280	90,206
Operating income(a)	1,441	2,052	1,841
Net income (loss) from equity affiliates and other items	37	101	307
Tax on net operating income	(515)	(598)	(532)
Net operating income(a)	963	1,555	1,616
Adjustments affecting net operating income	261	98	36
Adjusted net operating income(b)	1,224	1,653	1,652
Organic investments(c)	814	969	1,010
Net acquisitions(d)	86	162	20
Net investments(e)	900	1,131	1,030
ROACE	14.3%	22.3%	25%

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).
(b)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-19).
(c)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference.
(d)	“Net acquisitions” = acquisitions - assets sales - other operations with non-controlling interests.
(e)	“Net investments” = organic investments + net acquisitions. For additional information on investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference.

2020 vs. 2019

Petroleum product sales volumes decreased by 20% in 2020 compared to 2019, in response to the significant slowdown in global activity related to the COVID-19 pandemic. Aviation and marine activities remain severely affected in this context; however, the decline in retail sales was mitigated by network growth in Angola, Saudi Arabia, Brazil and Mexico.

Non-Group sales for the Marketing & Services segment in 2020 were $63,451 million compared to $87,280 million in 2019, a decrease of 27%.

Form 20-F 2020 TOTAL	13

The Marketing & Services segment’s adjusted net operating income decreased by 26% in 2020 to $1,224 million compared to $1,653 million in 2019. Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. For the full-year 2020, the exclusion of the inventory valuation effect had a positive impact of $137 million on the segment’s adjusted net operating income, compared to a positive impact of $14 million for the full-year 2019. For the full-year 2020, the exclusion of special items had a positive impact of $124 million on the segment’s adjusted net operating income, compared to a positive impact of $84 million for the full-year 2019.

For the full-year 2020, the Marketing & Services segment’s operating cash flow before working capital changes without financial charges (DACF)(26) $2,180 million, a decrease of 14% compared to $2,546 million for the full-year 2019. For the full-year 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $2,101 million, a decrease of 19% compared to $2,604 million for the full-year 2019.

For information on the Marketing & Services segment’s investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the Marketing & Services segment’s ROACE for the full-year 2020 was 14.3% compared to 22.3% for the full-year 2018.

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

In 2019, the Marketing & Services segment’s operating cash flow before working capital changes without financial charges (DACF)(26) was $2,546 million, an increase of 18% compared to $2,156 million for the full-year 2018. In 2019, the Marketing & Services segment’s cash flow from operating activities excluding financial charges, except those related to leases decreased by 6% compared to the full-year 2018, from $2,759 million to $2,604 million.

For information on the Marketing & Services segment’s investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2020 (starting on page 18), which is incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

In this context, the Marketing & Services segment’s ROACE for the full-year 2019 was 22.3% compared to 25% for the full-year 2018.

5.4    Liquidity and capital resources

(M$)	2020	2019	2018
Cash flow from operating activities	14,803	24,685	24,703
Including (increase) decrease in working capital	1,869	(1,718)	769
Cash flow used in investing activities	(13,079)	(17,177)	(14,946)
Total expenditures	(15,534)	(19,237)	(22,185)
Total divestments	2,455	2,060	7,239
Cash flow used in financing activities	1,398	(7,709)	(13,925)
Net increase (decrease) in cash and cash equivalents	3,122	(201)	(4,168)
Effect of exchange rates	794	(354)	(1,110)
Cash and cash equivalents at the beginning of the period	27,352	27,907	33,185
Cash and cash equivalents at the end of the period	31,268	27,352	27,907

TOTAL’s cash requirements for working capital, capital expenditures, acquisitions and dividend payments over the past three years were financed primarily by a combination of funds generated from operations, net borrowings and divestments of assets. In the current environment, TOTAL expects its external debt to be principally financed from the international debt capital markets. The Group continually monitors the balance between cash flow from operating activities and net expenditures. In the Company’s opinion, its working capital is sufficient for its present requirements.

(26)	“DACF” = debt adjusted cash flow. The operating cash flow before working capital changes without financial charges of the segment is defined as cash flow operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).

14	TOTAL Form 20-F 2020

5.4.1    Capital expenditures

The largest part of TOTAL’s capital expenditures in 2020 of $15,534 million was made up of additions to intangible assets and property, plant and equipment (approximately 75%), with the remainder attributable to equity-method affiliates and to acquisitions of subsidiaries. In the Exploration & Production segment, as described in more detail under point 9.1.6 of chapter 9 of the Universal Registration Document 2020 (on page 438), which is incorporated herein by reference, capital expenditures in 2020 were principally development costs (approximately 75%, mainly for construction of new production facilities), exploration expenditures (successful or unsuccessful, approximately 10%) and acquisitions of proved and unproved properties (approximately 15%). In the Integrated Gas, Renewables & Power segment, approximately 52% of capital expenditures were related mainly to facilities investments with the balance being related mainly to acquisitions. In the Refining & Chemicals segment, approximately 83% of capital expenditures in 2020 were related to refining and petrochemical activities (essentially 74% for existing units including maintenance and major turnarounds and 26% for new constructions), the balance being related mainly to Hutchinson. In the Marketing & Services segment, approximately 88% of capital expenditures in 2020 were development expenditures, mainly in Europe and Africa, with the balance being mainly attributable to acquisitions.

For additional information on capital expenditures, refer to the discussion above in “- 5.1 Overview”, “- 5.2 Group results 2018-2020” and “- 5.3 Business segment reporting”, above, as well as point 1.4.3 of chapter 1 (on page 20) of the Universal Registration Document 2020, which is incorporated herein by reference.

5.4.2    Cash flow

Cash flow from operating activities in 2020 was $14,803 million compared to $24,685 million in 2019 and $24,703 million in 2018. The decrease of $9,882 million from 2019 to 2020 was mainly due to the decrease in net income.

Cash flow used in investing activities in 2020 was $13,079 million compared to $17,177 million in 2019 and $14,946 million in 2018. The decrease of $4,098 million from 2019 to 2020 was mainly due to lower expenditures in the Exploration & Production segment and the Integrated Gas, Power & Renewables segment. The increase of $2,231 million from 2018 to 2019 was mainly due to lower divestments in the Exploration & Production segment. Total expenditures in 2020 were $15,534 million compared to $19,237 million in 2019 and $22,185 million in 2018. During 2020, 44% of the expenditures were made by the Exploration & Production segment (as compared to 47% in 2019 and 62% in 2018), 40% by the Integrated Gas, Power & Renewables segment (as compared to 37% in 2019 and 23% in 2018), 9% by the Refining & Chemicals segment (compared to 9% in 2019 and 8% in 2018) and 7% by the Marketing & Services segment (compared to 7% in 2019 and 7% in 2018). The main source of funding for these expenditures was cash from operating activities and issuances of non-current debt.

For additional information on expenditures, please refer to the discussions in “- 5.1 Overview”, “- 5.2 Group results 2018-2020” and “- 5.3 Business segment reporting”, above, and point 1.4 of chapter 1 and point 6.2.2 of chapter 6 of the Universal Registration Document 2020 (starting on pages 18 and 285 respectively), which are incorporated herein by reference and Note 15.1.D to the Consolidated Financial Statements on page F-76.

Divestments, based on selling price and net of cash sold, in 2020 were $2,455 million compared to $2,060 million in 2019 and $7,239 million in 2018. In 2020, the Group’s principal divestments were assets sales of $1,539 million compared to $1,939 million in 2019, consisting mainly of the sales described in “- 5.2 Group results 2018-2020” above. In 2018, the Group’s principal divestments were assets sales of $5,172 million, consisting mainly of sales of a 4% interest in the Ichthys project in Australia, the Group’s share of the LNG re-gas terminal at Dunkirk, Joslyn in Canada, Rabi in Gabon, the Martin Linge and Visund fields in Norway, an interest in Fort Hills in Canada, SunPower’s sale of its interest in 8point3, the marketing activities of TotalErg in Italy, the sale of the Marketing & Services network in Haiti and the contribution of the Bayport polyethylene unit in the United States to the joint venture formed with Borealis (and Nova prior to 2020) in which TOTAL holds 50%.

Cash flow from/(used in) financing activities in 2020 was $1,398 million compared to $(7,709) million in 2019 and $(13,925) million in 2018. The increase in cash flow from financing activities in 2020 compared to 2019 was primarily due to the increase in the net issuance of non-current debt ($15,800 million in 2020 compared to $8,131 million in 2019) and the decrease in buyback of shares ($611 million in 2020 compared to $2,810 million in 2019). The decrease in cash flow used in financing activities in 2019 compared to 2018 was primarily due to the decrease in buyback of shares ($2,810 million in 2019 compared to $4,328 million in 2018), the increase in the net issuance of non-current debt ($8,131 million in 2019 compared to $649 million in 2018) and the decrease in current financial assets and liabilities ($536 million in 2019 compared to $797 million in 2018).

5.4.3    Indebtedness

The Company’s non-current financial debt at year-end 2020 was $60,203 million(27) compared to $47,773 million at year-end 2019 and $40,129 million at year-end 2018. For further information on the Company’s level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see point 1.8.1.2 of chapter 1 in the Universal Registration Document 2020 (starting on page 37), which is incorporated herein by reference and Note 15 (“Financial structure and financial costs”) to the Consolidated Financial Statements starting on page F - 70. For further information on the Company’s treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Cash and cash equivalents at year-end 2020 were $31,268 million compared to $27,352 million at year-end 2019 and $27,907 million at year-end 2018.

On March 24, 2021, Moody’s revised TOTAL’s outlook from negative to stable, with its long-term credit rating revised from Aa3 to A1. On February 18, 2021, Standard and Poor’s revised TOTAL’s outlook from credit watch negative to stable and its long-term credit rating from A+ to A.

(27)	Excludes net current and non-current financial debt of $313 million as of December 31, 2020, related to assets classified in accordance with IFRS 5 “non-current assets held for sale and discontinued operations” and $301 million as of December 31, 2019.

Form 20-F 2020 TOTAL	15

5.4.4    Shareholders’ equity

Shareholders’ equity at year-end 2020 was $106,085 million compared to $119,305 million at year-end 2019 and $118,114 million at year-end 2018. Changes in shareholders’ equity in 2020 were primarily due to the impacts of comprehensive income, dividend payments, the issuance of common shares of TOTAL SE and perpetual subordinated notes issued by TOTAL SE in September 2020 (callable in 2030) recorded as equity for €1 billion (or approximately $1.2 billion using the €/$ exchange rate on September 4, 2020 of €1 = $1.1820 as released by the Board of Governors of the Federal Reserve System on September 7, 2020) proceeds of which were used to repurchase part of the €2.5 billion notional amount of existing perpetual subordinated notes issued by TOTAL SE in February 2015, of which €1 billion were then outstanding, and the buy-back of TOTAL SE shares. Changes in shareholders’ equity in 2019 were primarily due to the impacts of comprehensive income, dividend payments, the issuance of common shares of TOTAL SE and perpetual subordinated notes in April 2019 (callable in 2021) recorded as equity for €1.5 billion (or approximately $1.7 billion using the €/$ exchange rate on April 19, 2019 of €1 = $1.1246 as released by the Board of Governors of the Federal Reserve System on April 22, 2019) proceeds of which were used to repurchase €1.5 billion notional amount of existing perpetual subordinated notes issued by TOTAL SE in 2015, and the buy-back of TOTAL SE shares. Changes in shareholders’ equity in 2018 were primarily due to the impacts of comprehensive income, dividend payments, the issuance of common shares of TOTAL SE and the buy-back of TOTAL SE shares in the context of the shareholder return policy announced in February 2018.

In 2020, TOTAL SE bought back 13,236,044 TOTAL SE shares on the market, i.e., 0.50% of the share capital as of December 31, 2020: 12,233,265 TOTAL SE shares for an amount of $0.55 billion(28), within the framework of the $5 billion share buyback program over the 2018-2020 period and 1,002,779 TOTAL SE shares were bought back in order to cover the performance share plans approved by the Board of Directors.

In 2019, TOTAL SE bought back 52,389,336 TOTAL SE shares on the market, i.e., 2.01% of the share capital as of December 31, 2019: 3,589,035 TOTAL SE shares were bought back in order to cover the performance share plans approved by the Board of Directors and 48,800,301 TOTAL SE shares were bought back for cancellation, including:

-	16,076,936 TOTAL SE shares in order to cancel the dilution related to the TOTAL SE shares issued for payment of the second and third interim dividends for the fiscal year ended December 31, 2018; and
-	32,723,365 TOTAL SE shares for an amount of $1.75 billion(29), within the framework of the $5 billion share buyback program over the 2018-2020 period.

Additionally, the Board of Directors, at a meeting held on December 11, 2019, decided, following the authorization of the Extraordinary Shareholders’ Meeting on May 26, 2017, to cancel 65,109,435 treasury shares of TOTAL SE including: 34,860,133 TOTAL SE shares issued, with no discount, in 2019 for payment of the first, second and third interim dividends for the fiscal year ended December 31, 2018 and 30,249,302 TOTAL SE shares repurchased within the framework of the $5 billion share buyback program over the 2018-2020 period. This transaction had no impact on the consolidated financial statements of TOTAL SE, the number of fully-diluted weighted-average shares or on the earnings per share.

In 2018, the Company bought back 72,766,481 TOTAL SE shares on the market, i.e., 2.76% of the share capital as of December 31, 2018. Of these, 71,950,977 TOTAL SE shares were bought back for cancellation, including:

-	47,229,037 TOTAL SE shares in order to cancel the dilution related to the TOTAL SE shares issued for payment (i) of the second and third interim dividends and the final dividend for fiscal year 2017, as well as (ii) the first interim dividend for fiscal year 2018; and
-	24,721,940 TOTAL SE shares for $1.5 billion(30), following the Board’s decision to buy back shares of the Company up to an amount of $5 billion over the 2018-2020 period.

The remaining 815,504 TOTAL SE shares were bought back in order to cover the performance share plans approved by the Board of Directors on July 27, 2016, and July 26, 2017.

Additionally, the Board of Directors of the Company, at a meeting held on December 12, 2018, decided, following the authorization of the Extraordinary Shareholders’ Meeting on May 26, 2017, to cancel 44,590,699 treasury shares of TOTAL SE, including 28,445,840 TOTAL SE shares issued, with no discount, in 2018 for payment of the second and third interim dividends, as well as the final dividend, for fiscal year 2017 and 16,144,859 TOTAL SE shares bought back pursuant to the shareholder return policy, up to an amount of $5 billion over the 2018-2020 period. This cancellation of shares had no impact on the consolidated financial statements of TOTAL SE, the number of fully-diluted weighted-average shares or on the earnings per share.

5.4.5    Net-debt-to-capital ratio

As of December 31, 2020, TOTAL’s net-debt-to-capital ratio excluding leases(31) was 21.7% compared to 16.7% and 14.3% at year-ends 2019 and 2018 respectively. The increase from 2019 to 2020 and from 2018 to 2019 was mostly due to the increase of net debt. For additional information, please refer to the Notes to the Consolidated Financial Statements (starting on page F-14).

As of December 31, 2020, TOTAL SE had $14,902 million of long-term confirmed lines of credit, of which $11,256 million were unused.

(28)	Or €0.50 billion based on the European Central Bank average exchange rate for the first semester of 2020.
(29)	Or €1.56 billion based on the European Central Bank average exchange rate for 2019.
(30)	Or €1.2 billion based on the European Central Bank average exchange rate for 2018.
(31)	For additional information, refer to Note 15.1(E) to the Consolidated Financial Statements (starting on page F-76).

16	TOTAL Form 20-F 2020

5.5       Guarantees and other off-balance sheet arrangements

As of December 31, 2020, the guarantees provided by TOTAL SE in connection with the financing of the Ichthys LNG project amounted to $4,912 million. As of December 31, 2019, the guarantees amounted to $4,937 million. As of December 31, 2018, the guarantees amounted to $9,425 million.

As of December 31, 2020, the guarantees provided by TOTAL SE in connection with the financing of the Yamal LNG project amounted to $3,250 million by TOTAL SE. As of December 31, 2019, the guarantees amounted to $3,688 million. As of December 31, 2018, the guarantees amounted to $3,875 million.

As of December 31, 2020, TOTAL SE has confirmed guarantees for TOTAL Refining SAUDI ARABIA SAS shareholders' advances for an amount of $1,164 million. As of December 31, 2019, the guarantees amounted to $1,184 million. As of December 31, 2018, the guarantees amounted to $1,462 million.

As of December 31, 2020, the guarantee given in 2008 by TOTAL SE in connection with the financing of the Yemen LNG project amounted to $509 million, the same amount as in 2019. As of December 31, 2018, the guarantee given in 2008 by TOTAL SE in connection with the financing of the Yemen LNG project amounted to $551 million.

As of December 31, 2020, guarantees provided by TOTAL SE in connection with the financing of the Bayport Polymers LLC project, amounted to $1,820 million, the same amount as in 2019 and 2018.

These guarantees and other information on the Company’s commitments and contingencies are presented in Note 13 (“Off balance sheet commitments and contractual obligations”) to the Consolidated Financial Statements (starting on page F-64).

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

5.6       Contractual obligations

	Less than			More than
Payment due by period (M$)	1 year	1-3 years	3-5 years	5 years	Total
Non-current debt obligations net of hedging instruments(a)	–	13,755	8,990	25,960	48,705
Current portion of non-current debt obligations net of hedging instruments(b)	4,674	–	–	–	4,674
Lease obligations recorded in the balance sheet(c)	1,207	1,858	1,320	4,558	8,943
Asset retirement obligations(d)	463	1,067	773	13,065	15,368
Lease obligations not recorded in the balance sheet(c)	704	411	215	415	1,745
Purchase obligations(e)	11,719	21,210	17,916	92,332	143,177
TOTAL	18,767	38,301	29,214	136,330	222,612

(a)	Non-current debt obligations are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet (on page F-8). The figures in this table are net of the non-current portion of issue swaps and swaps hedging bonds and exclude non-current lease obligations of $7,736 million.
(b)	The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. The figures in this table are net of the current portion of issue swaps and swaps hedging bonds and exclude the current portion of lease obligations of $1,207 million.
(c)	Lease obligations: the Group leases real estate, retail stations, ships and other equipment through non-cancelable capital and operating leases. Leases that are of short duration or that relate to low value assets are not recorded in the balance sheet, in accordance with the exemptions in IFRS 16 “Leases”.
(d)	The discounted present value of exploration & production asset retirement obligations, primarily asset removal costs at the completion date.
(e)	Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on TOTAL and specify all significant terms, including the amount and the timing of the payments. These obligations mainly include: hydrocarbon unconditional purchase contracts (except where an active, highly liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase); reservation of transport capacities in pipelines; unconditional exploration works and development works in the Exploration & Production and Integrated Gas and Renewables segments; and contracts for capital investment projects in the Refining & Chemicals segment. This disclosure does not include contractual exploration obligations with host states where a monetary value is not attributed and purchases of booking capacities in pipelines where the Group has a participation superior to the capacity used.

For additional information on the Group’s contractual obligations, refer to Note 13 to the Consolidated Financial Statements (starting on page F-64). The Group has other obligations in connection with pension plans that are described in Note 10 (“Payroll, staff and employee benefits obligations”) to the Consolidated Financial Statements (starting on page F-57). As these obligations are not contractually fixed as to timing and amount, they have not been included in this disclosure. Other non-current liabilities, detailed in Note 12 (“Provisions and other non-current liabilities”) to the Consolidated Financial Statements (starting on page F-62), are liabilities related to risks that are probable and amounts that can be reasonably estimated. However, no contractual agreements exist related to the settlement of such liabilities, and the timing of the settlement is not known.

5.7       Research and development

For a discussion of the Group’s R&D policies and activities, refer to points 1.4.2 and 1.5 of chapter 1 (starting on pages 19 and 20 respectively) of the Universal Registration Document 2020, which are incorporated herein by reference.

Form 20-F 2020 TOTAL	17

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following information concerning directors and senior management from the Universal Registration Document 2020 is incorporated herein by reference:

-	composition of the Board of Directors (introduction and point 4.1.1 of chapter 4, starting on page 136); and
-	information concerning the General Management (point 4.1.5 of chapter 4, starting on page 172).

The following information concerning compensation from the Universal Registration Document 2020 is incorporated herein by reference:

-	approach to overall compensation (point 5.3.1.2 of chapter 5, starting on page 225); and
-	compensation for the administration and management bodies (point 4.3 of chapter 4, starting on page 180).

The following information concerning Board practices and corporate governance from the Universal Registration Document 2020 is incorporated herein by reference:

-	practices of the Board of Directors (point 4.1.2 of chapter 4, starting on page 158);
-	report of the Lead Independent Director on her mandate (point 4.1.3 of chapter 4, starting on page 170);
-	evaluation of the functioning of the Board of Directors (point 4.1.4 of chapter 4, on page 171); and
-	statement regarding corporate governance (point 4.2 of chapter 4, on page 179).

The following information concerning employees and share ownership from the Universal Registration Document 2020 is incorporated herein by reference:

-	number and categories of employees (point 5.3.1.1 of chapter 5, starting on page 224);
-	shares held by the administration and management bodies (point 4.1.6 of chapter 4, starting on page 178); and
-	employee shareholding (point 6.4.2 of chapter 6, on page 293).

TOTAL believes that the relationship between its management and labor unions is, in general, satisfactory.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following information concerning shareholders from the Universal Registration Document 2020 is incorporated herein by reference:

-	major shareholders (point 6.4.1 of chapter 6, starting on page 291); and
-	shareholding structure (point 6.4.3 of chapter 6, on page 294).

The Group’s main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in point 8.3 of Note 8 (“Equity affiliates, other investments and related parties”) to the Consolidated Financial Statements (on page F-46). In the ordinary course of its business, TOTAL enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2020 and ending on the date of this document. For further information on regulated agreement and undertakings and related-party transactions, refer to point 4.4.1 of chapter 4 of the Universal Registration Document 2020 (on page 209), which is incorporated herein by reference.

ITEM 8. FINANCIAL INFORMATION

The following information from the Universal Registration Document 2020 is incorporated herein by reference:

-	supplemental oil and gas information (points 9.1 and 9.2 of chapter 9, starting on page 426);
-	report on payments made to governments (point 9.3 of chapter 9, starting on page 445);
-	reporting of payments to governments for purchases of oil, gas and minerals (EITI reporting) (point 9.4 of chapter 9, starting on page 464);
-	legal and arbitration proceedings (point 3.5 of chapter 3, on page 108); and
-	dividend policy and other related information (point 6.2 of chapter 6, starting on page 285).

The Consolidated Financial Statements and Notes thereto are included in pages F-9 to F-109 attached hereto.

Except for certain events mentioned in “Item 5. Operating and financial review and prospects ” and, point 3.5 of chapter 3 (on page 108) of the Universal Registration Document 2020, which is incorporated herein by reference and Note 17 to the Consolidated Financial Statements (on page F-91), no significant changes to the Group’s financial or commercial situation have occurred since the date of the Company’s Consolidated Financial Statements.

Refer to “Item 18. Financial statements” for the reports of the statutory auditors.

Our independent registered public accounting firms, as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB. Since the expiration of the cooperative arrangement between the PCAOB and the High council for statutory auditors (Haut conseil du commissariat aux comptes) in December 2019, the PCAOB is unable to conduct inspections on PCAOB registered audit firms located in France until such time as a new cooperative arrangement is entered into. Discussions between the PCAOB and the High council for statutory auditors (Haut conseil du commissariat aux comptes) are still ongoing.

18	TOTAL Form 20-F 2020

ITEM 9. THE OFFER AND LISTING

9.1       Markets

The principal trading markets for the Company shares are the following: Euronext Paris (France) and the New York Stock Exchange (“NYSE”, United States). The shares are also listed on Euronext Brussels (Belgium) and the London Stock Exchange (United Kingdom).

9.2       Offer and listing details

Provided below is certain information on trading on Euronext Paris and the New York Stock Exchange. For additional information on listing details and share performance, refer to point 6.1 in chapter 6 of the Universal Registration Document 2020 (starting on page 282), which is incorporated herein by reference.

9.2.1    Trading on Euronext Paris

Official trading of listed securities on Euronext Paris, including the Company shares, is transacted through French investment service providers that are members of Euronext Paris and takes place continuously on each business day in Paris from 9:00 a.m. to 5:30 p.m. (Paris time), with a fixing of the closing price at 5:35 p.m. (Paris time). Euronext Paris may suspend or resume trading in a security listed on Euronext Paris if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. The Euronext Paris ticker symbol for TOTAL SE is FP.

The markets of Euronext Paris settle and transfer ownership two trading days after a transaction (T+2). Highly liquid shares, including those of the Company, are eligible for deferred settlement (Service de Règlement Différé - SRD). Payment and delivery for shares under the SRD occurs on the last trading day of each month. Use of the SRD service requires payment of a commission.

In France, the Company shares are included in the principal index published by Euronext Paris (the “CAC 40 Index”). The CAC 40 Index is derived daily by comparing the total market capitalization of forty stocks traded on Euronext Paris to the total market capitalization of the stocks that made up the CAC 40 Index on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 Index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indices in France. In the UK, the shares are included in both FTSE Eurotop 100 and FTSEurofirst 100 indices. As a result of the creation of Euronext, the Company shares are included in Euronext 100, the index representing Euronext’s blue chip companies based on market capitalization. The Company shares are also included in the Stoxx Europe 50 and Euro Stoxx 50, blue chip indices comprised of the fifty most highly capitalized and most actively traded equities throughout Europe and within the European Monetary Union, respectively.

9.2.2    Trading on the New York Stock Exchange

ADSs evidenced by ADRs have been listed on the NYSE since October 25, 1991. JPMORGAN CHASE BANK, N.A. serves as depositary with respect to the ADSs evidenced by ADRs traded on the NYSE. One ADS corresponds to one TOTAL SE share.

The NYSE ticker symbol for TOTAL SE is TOT.

ITEM 10. ADDITIONAL INFORMATION

10.1       Share capital

The following information from the Universal Registration Document 2020 is incorporated herein by reference:

-	information concerning the share capital (point 7.1 of chapter 7, starting on page 298);
-	the use of delegations of authority and power granted to the Board of Directors with respect to share capital increases (point 4.4.2 of chapter 4, starting on page 210);
-	information on share buybacks (point 6.3 of chapter 6, starting on page 288); and
-	factors likely to have an impact in the event of a public offering (point 4.4.4 of chapter 4, starting on page 211).

10.2       Memorandum and articles of association

The following information from the Universal Registration Document 2020 is incorporated herein by reference:

-	information concerning the articles of incorporation and bylaws, and other information (point 7.2 of chapter 7, starting on page 300); and
-	participation of shareholders at shareholders’ meetings (point 4.4.3 of chapter 4, on page 211).

10.3       Material contracts

There have been no material contracts (not entered into in the ordinary course of business) entered into by members of the Group since March 30, 2019.

Form 20-F 2020 TOTAL	19

10.4       Exchange controls

Under current French exchange control regulations, no limits exist on the amount of payments that TOTAL may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

10.5       Taxation

10.5.1    General

This section generally summarizes the material U.S. federal income tax and French tax consequences of owning and disposing of shares or ADSs of TOTAL SE to U.S. Holders that hold their shares or ADSs as capital assets for tax purposes. A U.S. Holder is a beneficial owner of shares or ADSs that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a domestic corporation or other domestic entity treated as a corporation for U.S. federal income tax purposes, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This section does not address the Medicare tax on net investment income, U.S. federal estate or gift taxes or any taxes from jurisdictions other than the United States and France. This section does not apply to members of special classes of holders subject to special rules, including without limitation:

-	broker-dealers;
-	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
-	tax-exempt organizations;
-	certain financial institutions;
-	insurance companies;
-	U.S. pension funds;
-	U.S. Regulated Investment Companies (RICs), Real Estate Investment Trusts (REITs), and Real Estate Mortgage Investment Conduits (REMICs);
-	persons who are liable for the alternative minimum tax;
-	persons that actually or constructively own 10% or more of the shares of TOTAL SE (by vote or value);
-	persons who acquired the shares or ADS pursuant to the exercise of any employee share option or otherwise as consideration;
-	persons that purchase or sell shares or ADSs as part of a wash sale for U.S. federal income tax purposes;
-	persons holding offsetting positions in respect of the shares or ADSs (including as part of a straddle, hedging, conversion or integrated transaction);
-	persons subject to special tax accounting rules as a result of any item of gross income with respect to the shares or ADSs being taken into account in an applicable financial statement;
-	U.S. expatriates; and
-	persons whose functional currency is not the U.S. dollar.

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

The discussions below of the material U.S. federal income tax consequences to U.S. Holders of owning and disposing of shares or ADSs of TOTAL SE are based on the Internal Revenue Code of 1986, as amended (IRC), Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof, as well as on the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated August 31, 1994, as amended (the “Treaty”), all as in effect on the date hereof and all of which are subject to change, which change could apply retroactively and could affect the tax consequences described below. The description of the material French tax consequences is based on the laws of the Republic of France and French tax regulations, all as currently in effect, as well as the Treaty, as currently in effect. These laws, regulations and the Treaty are subject to change, possibly on a retroactive basis.

20	TOTAL Form 20-F 2020

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

Dividends paid to non-residents of France who are U.S. Holders are in principle subject to a French withholding tax regardless of whether they are paid in cash, in shares or a mix of both. The French withholding tax is levied (i) at a rate of 12.8% for dividends paid to U.S. Holders who are individuals and (ii) at a rate of 28% in 2020 (to be reduced and aligned on the standard corporate income tax rate set forth in the first sentence of the second paragraph of Article 219-I of the French Tax Code which is anticipated to decrease to 25% over the next fiscal years) for dividends paid to U.S. Holders that are legal entities (the “Legal Entities U.S. Holders”) subject to more favorable provisions of the Treaty as described below and certain more favorable French domestic law provisions.

However, under the Treaty, a U.S. Holder is generally entitled to a reduced rate of French withholding tax of 15% with respect to dividends, provided that certain requirements are satisfied. This reduced rate is, in practice, only of interest to Legal Entities U.S. Holders subject to the withholding tax at a rate of 28% in 2020.

Administrative guidelines (Bulletin Officiel des Finances Publiques, BOI-INT-DG-20-20-20-20-12/09/2012) (the “Administrative Guidelines”) set forth the conditions under which the reduced French withholding tax at the rate of 15% may be available. The immediate application of the reduced 15% rate is available to those U.S. Holders that may benefit from the so-called “simplified procedure” (within the meaning of the Administrative Guidelines).

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

Form 20-F 2020 TOTAL	21

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

In addition, subject to certain specific filing obligations, there is no withholding tax on dividend payments made by French companies to:

(i)	non-French collective investment funds formed under foreign law and established in a Member State of the European Union or in another State or territory, such as the United States, that has entered with France into an administrative assistance agreement for the purpose of combating fraud and tax evasion, and which fulfill the two following conditions: (a) the fund raises capital among a number of investors for the purpose of investing in accordance with a defined investment policy, in the interest of its investors, and (b) the fund has characteristics similar to those of collective investment funds organized under French law fulfilling the conditions set forth in Article 119-bis 2, 2 of the French Tax Code and the Administrative Guidelines Bulletin Officiel des Finances Publiques, BOI-RPPM-RCM-30-30-20-70-12/08/2020 (i.e., among others, open-end mutual fund (OPCVM), open-end real estate fund (OPCI) and closed-end investment companies (SICAF)); and
(ii)	companies whose effective place of management is, or which have a permanent establishment receiving the dividends, in a Member State of the European Union or in another State or territory that has entered with France into an administrative assistance agreement for the purpose of combating fraud and tax evasion, such as the United States, that are in a loss-making position and subject, at the time of the distribution, to insolvency proceedings similar to the one set out in Article L. 640-1 of the French Commercial Code (or where there is no such procedure available, in a situation of cessation of payments with recovery being manifestly impossible) and that meet the other conditions set out in Article 119 quinquies of the French Tax Code as specified by the Administrative Guidelines Bulletin Officiel des Finances Publiques, BOI-RPPM-RCM-30-30-20-80-06/04/2016.

Collective investment funds and companies mentioned in (ii) above are urged to consult their own tax advisors to confirm whether they are eligible to such provisions and under which conditions.

Finally, companies having their seat in a Member State of the European Union or in another Member State of the European Economic Area Agreement or any third country that has concluded with France a tax treaty including an administrative assistance provision to tackle tax evasion and avoidance and which is not a “non-cooperative State or territory”, as defined by Article 238-0 A of the French Tax Code, such as the United States, and being in a tax loss position might, provided that the conditions set forth in Article 235 quater of the French Tax Code are met, benefit from a temporary reimbursement of the withholding tax applicable on dividend payments, the corresponding amount having to be refunded to the French treasury, in particular, at the time they become in a profitable tax position.

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

22	TOTAL Form 20-F 2020

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

Pursuant to Article 235 ter ZD of the French tax code, a financial transaction tax applies, under certain conditions, to the acquisition of shares of publicly traded companies registered in France having a market capitalization over €1 billion on December 1 of the year preceding the acquisition. A list of the companies within the scope of the financial transaction tax for 2020 is published in the Administrative guidelines Bulletin Officiel des Finances Publiques, BOI-ANNX-000467-23/12/2020. TOTAL is included in this list, although it cannot be excluded that this list might be amended in the future. The tax also applies to the acquisition of ADRs evidencing ADSs. The financial transaction tax is due at a rate of 0.3% on the price paid to acquire the shares. The person or entity liable for the tax is generally the provider of investment services defined in Article L. 321-1 of the French Monetary and Financial Code (prestataire de services d’investissement). Investment service providers providing equivalent services outside France are subject to the tax under the same terms and conditions. Taxable transactions are broadly construed but several exceptions may apply. In general, non-income taxes, such as this financial transaction tax, paid by a U.S. Holder are not eligible for a foreign tax credit for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors as to the tax consequences and creditability of such financial transaction tax.

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

10.5.4    Passive foreign investment company status

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

Form 20-F 2020 TOTAL	23

10.6    Dividends and paying agents

The information set forth in point 6.2.2 of chapter 6 of the Universal Registration Document 2020 (on page 285) is incorporated herein by reference.

10.7    Statements by experts

The independent third-party report of DeGolyer and MacNaughton, a petroleum engineering consulting firm with address at 5001 Spring Valley Road, Suite 800 East, Dallas, Texas 75244, is attached as Exhibit 15.3 to this Form 20-F. This report provides TOTAL estimates of proved oil, condensate and gas reserves, as of December 31, 2020, of certain properties attributable to or controlled by PAO NOVATEK. As evidenced by Exhibit 15.4 to this Form 20-F, DeGolyer and MacNaughton has consented to the inclusion of their report in this Form 20-F.

10.8    Documents on display

TOTAL files annual, periodic and other reports and information with the Securities and Exchange Commission. All of TOTAL’s SEC filings made after December 31, 2001 are available to the public at the SEC website at www.sec.gov and from certain commercial document retrieval services.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to Notes 15.3 (“Financial risks management”) (starting on page F-83) and 16.2 (“Oil, Gas and Power markets related risks management”) (on page F-91) to the Consolidated Financial Statements, for a qualitative and quantitative discussion of the Group’s exposure to market risks. Please also refer to Notes 15.2 (“Fair value of financial instruments (excluding commodity contracts)”) (starting on page F-77) and 16 (“Financial instruments related to commodity contracts”) (starting on page F-88) to the Consolidated Financial Statements, for details of the different derivatives owned by the Group in these markets.

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are mainly interest rate and currency swaps. The Group may also occasionally use futures contracts and options. These operations and their accounting treatment are detailed in Notes 15.2 and 16 to the Consolidated Financial Statements.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.1    American depositary receipts fees and charges

JPMORGAN CHASE BANK, N.A., as depositary for the TOTAL SE ADR program, collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. A copy of the depositary agreement is attached as Exhibit (a) to the registration statement on Form F-6 (Reg. No. 333-199737) filed by the Company with the SEC on October 31, 2014.

Investors must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

-

Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property, stocks splits or mergers

-

Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed to the investor had been shares and the shares had been deposited for issuance of ADSs	- Distribution, by the depositary, of deposited securities to ADS registered holders
Registration or transfer fees	- Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when the investor deposits or withdraws shares
Expenses of the depositary	- Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) - Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	- As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	- As necessary

24	TOTAL Form 20-F 2020

Fees paid to TOTAL SE by the depositary

In consideration for acting as depositary, JPMORGAN CHASE BANK, N.A., has agreed to share, on an annual basis, with TOTAL SE portions of certain fees collected, less ADS program expenses paid by the Depositary. For example, these expenses include the Depositary’s annual program fees, transfer agency fees, custody fees, legal expenses, postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls and the standard out-of-pocket maintenance costs for the ADSs.

In the year ended December 31, 2020, the ADR depositary paid aggregate fees and made other direct and indirect payments to TOTAL SE in an amount of USD $11.6 million.

For additional information on TOTAL SE shares and the American depositary shares, please refer to Exhibit 2.2 “Description of securities registered under Section 12 of the Exchange Act”.

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

The Group’s management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, the Group’s management concluded that its internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of internal control over financial reporting as of December 31, 2020, was audited by ERNST  & YOUNG Audit and KPMG Audit, a division of KPMG S.A., independent registered public accounting firms, as stated in their report included starting on page F-2 attached hereto.

15.3    Changes in internal control over financial reporting

There were no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, the Group’s internal control over financial reporting.

Form 20-F 2020 TOTAL	25

15.4    Internal control and risk management procedures

For additional information, refer to points 3.3 and 3.6 of chapter 3 of the Universal Registration Document 2020 (starting on pages 101 and 109, respectively), which are incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Patrick Artus is the Audit Committee financial expert. He is an independent member of the Board of Directors in accordance with the NYSE listing standards applicable to TOTAL.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.1    Fees for accountants’ services

The information set forth in point 4.4.5.2 of chapter 4 of the Universal Registration Document 2020 (on page 213) is incorporated herein by reference.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

26	TOTAL Form 20-F 2020

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of Shares	Maximum Number of
			(or Units) Purchased,	Shares (or Units) that
	Total Number of	Average Price Paid	as part of Publicly	may yet be purchased
	Shares (or Units)	Per Share (or Units)	Announced Plans or	under the Plans or
Period (in 2020)	Purchased	($)(a)	Programs(b)	Programs(c)
January	1,002,779	54.58	1,002,779	243,711,274
February	5,667,871	48.34	5,667,871	238,046,253
March	6,565,394	42.85	6,565,394	231,480,859
April	0	n.a.	0	231,482,747
May	0	n.a.	0	231,482,747
June	0	n.a.	0	232,799,435
July	0	n.a.	0	240,898,441
August	0	n.a.	0	240,898,821
September	0	n.a.	0	240,899,626
October	0	n.a.	0	240,914,296
November	0	n.a.	0	240,914,646
December	0	n.a.	0	240,919,699

(a)	Based on the average European Central Bank exchange rate for the first semester of 2020 at $1.1020/€.
(b)	The Annual Shareholders’ Meeting of May 29, 2020, canceled and superseded the previous resolution (for any unused portion) from the Annual Shareholders’ Meeting of May 29, 2019, authorizing the Board of Directors to trade in the Company’s own shares on the market for a period of 18 months within the framework of the stock purchase program. The maximum number of shares that may be purchased by virtue of this authorization or under the previous authorization may not exceed 10% of the total number of shares constituting the share capital, this amount being periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares held by the Company, either directly or indirectly through its subsidiaries, exceed 10% of the share capital. This authorization will be renewed subject to the approval of the Annual Shareholders’ Meeting of May 28, 2021.
(c)	Based on 10% of the Company’s share capital, and after deducting the shares held by the Company for cancellation and the shares held by the Company to cover the share subscription or purchase option plans and the performance share plans for Group employees.

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

The principal sources of corporate governance standards in France are the French Commercial Code (Code de commerce), the French Financial and Monetary Code (Code monétaire et financier) and the regulations and recommendations provided by the French Financial Markets Authority (Autorité des marchés financiers, AMF), as well as a number of general recommendations and guidelines on corporate governance, most notably the Corporate Governance Code of Listed Corporations (the “AFEP-MEDEF Code”) published by the two main French business confederations, the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF), the latest version of which was published in January 2020.

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

For an overview of certain of our corporate governance policies, refer to points 4.1 and 4.2 of chapter 4 of the Universal Registration Document 2020 (starting on page 136), which are incorporated herein by reference.

Form 20-F 2020 TOTAL	27

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

For an overview of the Company’s Board of Directors’ assessment of the independence of the Company’s Directors, including a description of the Board’s independence criteria, refer to point 4.1.1.4 of chapter 4 of the Universal Registration Document 2020 (starting on page 153), which is incorporated herein by reference.

16G.3    Representation of women on corporate boards

The French Commercial Code provides for legally binding quotas to balance gender representation on boards of directors of French listed companies, requiring that each gender represent at least 40%. Directors representing the employees and directors representing the employee shareholders are not taken into account in calculating this percentage. When the board of directors consists of a maximum of eight members, the difference between the number of directors of each gender should not be higher than two. Any appointment of a director made in violation of these rules will be declared null and void and payment of the directors’ compensation will be suspended until the board composition is compliant with the required quota (the suspension of the directors’ compensation will also be disclosed in the management report). However, if a director whose appointment is null and void takes part in decisions of the board of directors, such decisions are not declared automatically null and void by virtue thereof. As of March 17, 2021, the Company’s Board of Directors consisted of seven male members and six female members. Excluding the directors representing employees and the director representing employee shareholders in accordance with French law, the proportion of women on the Board was 50%.

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

The AFEP-MEDEF Code recommends, however, that the board of directors sets up, in addition to the audit committee required by French law, a nominations committee and a compensation committee. The AFEP-MEDEF Code also recommends that at least two-thirds of the audit committee members and a majority of the members of each of the compensation committee and the nominations committee be independent directors. It is recommended that the chairman of the compensation committee be independent and that one of its members be an employee director. None of those three committees should include any Executive Officer(32).

TOTAL has established an Audit Committee, a Governance and Ethics Committee, a Compensation Committee and a Strategy & CSR Committee. As of March 17, 2021, the composition of these Committees was as follows:

-	the Audit Committee had four members, 100% of whom have been deemed independent by the Board of Directors;
-	the Governance and Ethics Committee had four members, 75% of whom have been deemed independent by the Board of Directors;
(32)	As defined by the AFEP-MEDEF Code, Executive Officers “include the Chairman and Chief Executive Officer, the Deputy chief executive officer(s) of public limited companies with a Board of Directors, the Chairman and members of the Management Board in public limited companies having a Management Board and Supervisory Board and the statutory managers of partnerships limited by shares”.

28	TOTAL Form 20-F 2020

-	the Compensation Committee had four members, 67% of whom have been deemed independent by the Board of Directors (according to point 9.3 of the AFEP-MEDEF Code, directors representing the employee shareholders and directors representing employees are not taken into account when determining this percentage); and
-	the Strategy & CSR Committee had six members, 67% of the members of this Committee have been deemed independent by the Board of Directors (according to point 9.3 of the AFEP-MEDEF Code, directors representing the employee shareholders and directors representing employees are not taken into account when determining this percentage).

For a description of the independence assessment of each member of the Board of Directors, see point 4.1.1.4 of chapter 4 of the Universal Registration Document 2020 (starting on page 153), which is incorporated herein by reference. For a description of the scope of each Committee’s activity, see point 4.1.2.3 of chapter 4 of the Universal Registration Document 2020 (starting on page 165), which is incorporated herein by reference.

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

The duties of the Company’s Audit Committee, in line with French law and the AFEP-MEDEF Code, are described in point 4.1.2.3 of chapter 4 of the Universal Registration Document 2020 (starting on page 165), which is incorporated herein by reference. The Audit Committee regularly reports to the Board of Directors on the fulfillment of its tasks, the results of the financial statements certification process and the contribution of such process to guaranteeing the financial information’s integrity.

One structural difference between the legal status of the audit committee of a U.S.-listed company and that of a French-listed company concerns the degree of the committee’s involvement in managing the relationship between the company and the auditors. French law requires French companies that publish consolidated financial statements, such as TOTAL SE, to have two co-statutory auditors, while the NYSE listing standards require that the audit committee of a U.S.-listed have direct responsibility for the appointment, compensation, retention and oversight of the work of the auditor. French law provides that the election of the co-statutory auditors is the sole responsibility of the shareholders duly convened at a shareholders’ meeting. In making their decision, the shareholders may rely on proposals submitted to them by the board of directors based on recommendations from the audit committee. The shareholders elect the statutory auditors for an audit period of six financial years. The statutory auditors may only be revoked by a court order and only on grounds of professional negligence or incapacity to perform their mission.

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

In December 2020, the Lead Independent Director held a meeting of the independent directors. She subsequently presented a summary of this meeting to the Board of Directors.

Thus, the Board of Directors’ practice is in line with the recommendation made in the AFEP-MEDEF Code.

Form 20-F 2020 TOTAL	29

16G.6    Shareholder approval of compensation

Pursuant to the provisions of the French Commercial Code, as amended, the compensation of the chairman of the board of directors, the members of the board of directors, the chief executive officer and, as the case may be, the deputy chief executive officer(s) in French listed companies shall each year be submitted to the approval of their shareholders. Articles L. 22-10-8 and L. 22-10-34 of the French Commercial Code (formerly Articles L. 225-37-2 and L. 225-100 as amended by the ordinance n°2019-1234 supplemented by the decree n° 2019-1235 each dated November 27, 2019) provide, respectively, for an ex ante vote and two ex post votes:

-	ex ante vote: the shareholders shall each year approve the compensation policy of the above-mentioned directors and officers for the current fiscal year. Such policy shall describe all components of fixed and variable compensation and shall explain the decision process followed for its determination, review and implementation. In the event a resolution is rejected by the shareholders, the preceding already-approved compensation policy for the concerned director(s) and officer(s) will be applicable; in the absence of a preceding already-approved compensation policy, the compensation is determined in line with compensation granted the preceding year if any, or in line with existing practices in the company; and
-	two ex post votes, the shareholders shall each year approve:
o	the fixed, variable and extraordinary components of the aggregate compensation and benefit of any kinds due or attributable to the chief executive officer and the chairman of the board for the preceding fiscal year. In the event a resolution is rejected by the shareholders, the variable and extraordinary components of the compensation will not be paid to the chief executive officer and the chairman of the board;
o	the total annual compensation of all the above-mentioned directors and officers. In the event a resolution is rejected by the shareholders, such compensation will not be paid to the directors and officers.

16G.7    Disclosure

The NYSE listing standards require US-listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation of the board. In addition, the chief executive officer of a U.S.-listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards.

French law requires neither the adoption of such guidelines nor the provision of such certification. The AFEP-MEDEF Code recommends, however, that the board of directors of a French-listed company review its operation annually and perform a formal evaluation at least once every three years, under the leadership of the appointments or nominations committee or an independent director, assisted by an external consultant. TOTAL’s Board of Directors’ most recent formal self-evaluation took place in early 2021. The AFEP-MEDEF Code also recommends that shareholders be informed of these evaluations each year in the annual report. In addition, Article L. 225-37 of the French Commercial Code requires the board of directors to present to the shareholders a corporate governance report appended to the management report, notably describing the composition of the board and the balanced representation of men and women on the board, the preparation and organization of the Board’s work, the offices and positions of each TOTAL Executive Officer and the compensation attributable and received by each such officer as well as the compensation attributable and received by the members of the board of directors. The AFEP-MEDEF Code also includes ethical rules concerning which directors are expected to comply.

16G.8    Code of business conduct and ethics

The NYSE listing standards require each U.S.-listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. Under Article 17 of Law n° 2016/1691 of December 9, 2016, top management (such as the chairman of the board or chief executive officer) of large French companies is required to adopt a code of conduct proscribing the different types of behavior being likely to characterize acts of corruption, bribery or influence peddling. This code must be included in the rules of procedure of the company and be submitted to employee representatives. Under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including TOTAL, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officers and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For a description of the code of ethics adopted by TOTAL, refer to point 3.3.2 of chapter 3 of the Universal Registration Document 2020 (starting on page 101), which is incorporated herein by reference, and “Item 16B. Code of ethics”.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and Notes thereto are included in pages F-9 to F-109 attached hereto.

The reports of the statutory auditors, ERNST & YOUNG Audit and KPMG Audit, a division of KPMG S.A., are included in pages F-1 to F-8 attached hereto.

30	TOTAL Form 20-F 2020

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

1	Articles of Associations (Statuts) of TOTAL SE (as amended through February 8, 2021).

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

2.2	Description of securities registered under section 12 of the Exchange Act.

8	List of Subsidiaries (see Note 18 to the Consolidated Financial Statements, starting on page F-92).

11	Code of Ethics (incorporated by reference to exhibit 11 of the Company’s annual report on Form 20-F for the year ended December 31, 2016, filed on March 17, 2017).

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15.1	Excerpt of the pages and sections of the Universal Registration Document 2020 incorporated herein by reference.

15.2	Consent of ERNST & YOUNG Audit and of KPMG Audit, a division of KPMG S.A.

15.3	Third party report of DeGolyer and MacNaughton.

15.4	Consent of DeGolyer and MacNaughton.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and included in Exhibit 101).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOTAL SE
By: /s/ PATRICK POUYANNÉ
	Name:	Patrick Pouyanné
	Title:	Chairman and Chief Executive Officer
Date: March 31, 2021

Form 20-F 2020 TOTAL	31

Form 20-F 2020 TOTAL	F-1

KPMG Audit A division of KPMG S.A. Tour EQHO 2 Avenue Gambetta CS 60055 92066 Paris-la Défense Cedex	ERNST & YOUNG Audit 1/2, place des Saisons 92400 Courbevoie - Paris-La Défense 1 France S.A.S. à capital variable

TOTAL SE

Registered office: 2, place Jean Millier - La Défense 6 - 92400 Courbevoie - France

Report of Independent Registered Public Accounting Firms on the Internal Control Over Financial Reporting

To the Shareholders and Board of Directors,

Opinion on Internal Control Over Financial Reporting

We have audited TOTAL SE and subsidiaries’ (“the Group”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of December 31, 2020, 2019, and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020 and the related notes (collectively, “the consolidated financial statements”), and our report dated March 17, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

F-2	TOTAL Form 20-F 2020

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

Paris La Défense, March 17, 2021

KPMG Audit, a division of KPMG S.A.		ERNST & YOUNG Audit

/s/ JACQUES-FRANÇOIS LETHU	/s/ ERIC JACQUET	/s/ ERNST & YOUNG Audit
Jacques-François Lethu	Eric Jacquet
Partner	Partner

Form 20-F 2020 TOTAL	F-3

KPMG Audit A division of KPMG S.A. Tour EQHO 2 Avenue Gambetta CS 60055 92066 Paris-la Défense Cedex	ERNST & YOUNG Audit 1/2, place des Saisons 92400 Courbevoie - Paris-La Défense 1 France

TOTAL SE

Registered office: 2, place Jean Millier - La Défense 6 - 92400 Courbevoie - France

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements

To the Shareholders and Board of Directors,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TOTAL SE and subsidiaries (“the Group”) as of December 31, 2020, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 17, 2021 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 13.2 “Lease contracts” to the consolidated financial statements, the Group has changed its method of accounting for leases on January 1, 2019, due to the adoption of IFRS 16 “Leases”.

F-4	TOTAL Form 20-F 2020

TOTAL SE
Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements
March 17, 2021

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

Evaluation of the impairment of non-current assets of exploration and production activities of the Exploration & Production and Integrated Gas, Renewables and Power segments (“E&P and iGRP segments”)

Description of the Matter

As discussed in Notes 7.1, 7.2, and 3 to the consolidated financial statements as of December 31, 2020, the non-current assets of exploration and production activities of the E&P and iGRP segments are mainly comprised of proved and unproved properties and work in progress of exploration and production activities (83,700 million US dollars), proved mineral interests (6,964 million US dollars), unproved mineral interests (15,510 million US dollars), and a portion of the 23,783 million US dollars balance of investments and loans in equity affiliates.

The Group performs impairment tests on these assets as soon as any indication of impairment exists. As described in Note “Major judgments and accounting estimates” and Note 3.D “Asset impairment” to the consolidated financial statements, in 2020, in the context of the health crisis, the Group decided to revise the price assumptions used for its assets impairment tests. In addition, in line with its new Climate Ambition announced on May 5, 2020, which aims at carbon neutrality, the Group has reviewed its oil assets that can be qualified as “stranded”, meaning with reserves beyond 20 years and high production costs, whose overall reserves may therefore not be produced by 2050. In 2020, asset

Form 20-F 2020 TOTAL	F-5

TOTAL SE
Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements
March 17, 2021

impairments were recorded for an amount of 8,646 million US dollars in operating income and 8,157 million US dollars in net income, Group share.

The testing method is described in Note 3.D to the consolidated financial statements. The Group assesses the recoverable amount of the E&P and iGRP segments’ non-current assets of exploration and production activities based on the cash-generating units (CGU) that include all the hydrocarbon sites and industrial assets involved in the production, processing and extraction of hydrocarbons. The recoverable amount is measured for each CGU, taking into account the economic business environment and the Group’s operating plans. The primary assumptions used by the Group to measure the recoverable amount include the future price of hydrocarbons, the future operational costs, oil and gas reserves, and the after-tax discount rate.

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

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following. We obtained an understanding, evaluated the design, and tested the operating effectiveness of certain controls over the Group’s processes to address the risks of material misstatement relating to the evaluation of the impairment of the E&P and iGRP segments’ non-current assets of exploration and production activities. This included testing certain controls over the Group’s determination of the primary assumptions underlying the recoverable amount, such as the estimates of the future price of hydrocarbons, the future operational costs, oil and gas reserves, and the after-tax discount rate.

We considered whether there was an indication of impairment for these assets, such as an expected severe decline of production, a new tax law enacted, an expected impact of new price assumptions, or the Group’s new Climate Ambition. We compared the primary assumptions to those included in analyses, and to budgets and forecasts approved by the Executive Committee and the Board of Directors. We also compared the hydrocarbon pricing scenarios used by the Group as prepared by the Strategy and Climate division to publicly available industry information (International Energy Agency, brokers, and consultants). We analyzed the future operational costs by calculating ratios over production and comparing them over time or to those of other similar assets. We agreed oil production profiles to the proved and probable hydrocarbon reserves established as part of the Group’s internal procedures. With the assistance of valuation specialists included in our audit teams, we performed a re-calculation of the after-tax discount rate used by management, which we compared with the rates calculated by major market financial analysts. We assessed the consistency of the tax rates used by management with the applicable tax schemes and the oil agreements in force. We analyzed the information disclosed in Note 3.D ”Asset impairment” to the consolidated financial statements. In particular, we analyzed the Company’s sensitivity analysis on operating income and net income to variations of the hydrocarbon pricing scenarios, and compared it to information disclosed in this Note.

F-6	TOTAL Form 20-F 2020

TOTAL SE
Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements
March 17, 2021

Effect of estimated proved and proved developed hydrocarbon reserves on the depreciation of oil and gas assets of production activities of the Exploration & Production and Integrated Gas, Renewables and Power segments (“E&P and iGRP segments”)

Description of the Matter

As discussed in the Note “Major judgments and accounting estimates” to the consolidated financial statements, the proved and proved developed hydrocarbon reserves are used by the Group in the successful efforts method to account for its oil and gas activities. Notes 7.1 and 7.2 to the consolidated financial statements outline that under such method, oil and gas assets are depreciated using the unit-of-production method. The unit-of-production method is based on either proved hydrocarbon reserves or proved developed hydrocarbon reserves. Those reserves are estimated by the Group’s petroleum engineers in accordance with industry practice and Securities and Exchange Commission (SEC) regulations.

As described in Note 7.2 “Property, plant and equipment” to the consolidated financial statements, in the event that, due to the price effect on the hydrocarbon reserves evaluation, the unit-of-production depreciation method does not reflect properly the useful life of the asset, an alternative depreciation method is applied based on the reserves evaluated using the 12-month average price of the previous year. This is the case in 2020 where the unit-of-production depreciation method is applied to all assets in 2020 based on proved hydrocarbon reserves or proved developed hydrocarbon reserves measured using the 12-month average price for 2019.

The primary assumptions used by the Group to estimate the proved and proved developed hydrocarbon reserves for purposes of the depreciation of oil and gas assets of production activities of the E&P and iGRP segments for the year ended December 31, 2020 include the following: geoscience and engineering data used to determine deposit quantities; contractual arrangements that determine the Group’s share of the reserves; and the price.

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

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following. We obtained an understanding, evaluated the design, and tested the operating effectiveness of certain controls over the Group’s processes to address the risks of material misstatement in the depreciation of oil and gas assets of production activities of the E&P and iGRP segments relating to the effect of estimated proved and proved developed hydrocarbon reserves. This included testing certain controls over management’s determination and evaluation of deposit quantities and the modeling of contractual arrangements that determine the Group’s share of proved and proved developed hydrocarbon reserves.

We assessed the qualifications and objectivity of the Group’s petroleum engineers responsible for estimating reserves and analyzed the main changes in proved and proved developed hydrocarbon reserves compared to the prior fiscal year. We compared the 2020 forecasted production to 2020 actual production. We inspected evidence from contractual arrangements that determine the Group’s share of the proved and proved developed hydrocarbon reserves through the expiration of the

Form 20-F 2020 TOTAL	F-7

TOTAL SE
Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements
March 17, 2021

contracts. We evaluated the Group’s assessment, where appropriate, of the reasons leading the Group to believe that the renewal of contractual arrangements is reasonably certain. We evaluated the analysis performed by the Group to determine that using the 12-month average price of 2020 to estimate the proved and proved developed hydrocarbon reserves for purposes of the depreciation of oil and gas assets of production activities of the E&P and iGRP segments would not properly reflect the anticipated useful life of these assets. We analyzed the Group’s use of the 12-month average price for 2019 by comparing such average price to the Group’s average long-term view of prices. We assessed the Group’s methodology used to estimate these proved and proved developed hydrocarbon reserves, considering SEC’s regulations and the 12-month average price for 2019.

Paris La Défense, March 17, 2021

KPMG Audit, a division of KPMG S.A.		ERNST & YOUNG Audit

/s/ JACQUES-FRANÇOIS LETHU	/s/ ERIC JACQUET	/s/ ERNST & YOUNG Audit
Jacques-François Lethu Partner	Eric Jacquet Partner
We or our predecessor firms have served as the Group’s auditor since 1996.		We have served as the Group’s auditor since 2004.

F-8	TOTAL Form 20-F 2020

Consolidated Financial Statements
Consolidated statement of income

Consolidated statement of income

TOTAL

For the year ended December 31, (M$)(a)		2020	2019	2018
Sales	(Notes 3, 4, 5)	140,685	200,316	209,363
Excise taxes	(Notes 3 & 5)	(20,981)	(24,067)	(25,257)
Revenues from sales	(Notes 3 & 5)	119,704	176,249	184,106
Purchases, net of inventory variation	(Note 5)	(77,486)	(116,221)	(125,816)
Other operating expenses	(Note 5)	(25,538)	(27,255)	(27,484)
Exploration costs	(Note 5)	(731)	(785)	(797)
Depreciation, depletion and impairment of tangible assets and mineral interests	(Note 5)	(22,264)	(15,731)	(13,992)
Other income	(Note 6)	2,237	1,163	1,838
Other expense	(Note 6)	(1,506)	(1,192)	(1,273)
Financial interest on debt		(2,147)	(2,333)	(1,933)
Financial income and expense from cash & cash equivalents		37	(19)	(188)
Cost of net debt	(Note 15)	(2,110)	(2,352)	(2,121)
Other financial income	(Note 6)	914	792	1,120
Other financial expense	(Note 6)	(690)	(764)	(685)
Net income (loss) from equity affiliates	(Note 8)	452	3,406	3,170
Income taxes	(Note 11)	(318)	(5,872)	(6,516)
CONSOLIDATED NET INCOME		(7,336)	11,438	11,550
Group share		(7,242)	11,267	11,446
Non-controlling interests		(94)	171	104
Earnings per share ($)		(2.90)	4.20	4.27
Fully-diluted earnings per share ($)		(2.90)	4.17	4.24
(a)	Except for per share amounts.

Form 20-F 2020 TOTAL	F-9

Consolidated Financial Statements
Consolidated statement of comprehensive income

Consolidated statement of comprehensive income

TOTAL

For the year ended December 31, (M$)		2020	2019	2018
Consolidated net income		(7,336)	11,438	11,550
Other comprehensive income
Actuarial gains and losses	(Note 10)	(212)	(192)	(12)
Change in fair value of investments in equity instruments	(Note 8)	533	142	–
Tax effect		65	53	13
Currency translation adjustment generated by the parent company	(Note 9)	7,541	(1,533)	(4,022)
Items not potentially reclassifiable to profit and loss		7,927	(1,530)	(4,021)
Currency translation adjustment	(Note 9)	(4,645)	740	1,113
Cash flow hedge	(Notes 15 & 16)	(313)	(599)	25
Variation of foreign currency basis spread	(Note 15)	28	1	(80)
Share of other comprehensive income of equity affiliates, net amount	(Note 8)	(1,831)	408	(540)
Other		(8)	(3)	(5)
Tax effect		72	202	14
Items potentially reclassifiable to profit and loss		(6,697)	749	527
Total other comprehensive income (net amount)		1,230	(781)	(3,494)
COMPREHENSIVE INCOME		(6,106)	10,657	8,056
- Group share		(6,312)	10,418	8,021
- Non-controlling interests	(Note 9)	206	239	35

F-10	TOTAL Form 20-F 2020

Consolidated Financial Statements
Consolidated balance sheet

Consolidated balance sheet

TOTAL

ASSETS
As of December 31, (M$)		2020	2019	2018
Non-current assets
Intangible assets, net	(Notes 4 & 7)	33,528	33,178	28,922
Property, plant and equipment, net	(Notes 4 & 7)	108,335	116,408	113,324
Equity affiliates: investments and loans	(Note 8)	27,976	27,122	23,444
Other investments	(Note 8)	2,007	1,778	1,421
Non-current financial assets	(Note 15)	4,781	912	680
Deferred income taxes	(Note 11)	7,016	6,216	6,663
Other non-current assets	(Note 6)	2,810	2,415	2,509
Total non-current assets		186,453	188,029	176,963
Current assets
Inventories, net	(Note 5)	14,730	17,132	14,880
Accounts receivable, net	(Note 5)	14,068	18,488	17,270
Other current assets	(Note 5)	13,428	17,013	14,724
Current financial assets	(Note 15)	4,630	3,992	3,654
Cash and cash equivalents	(Note 15)	31,268	27,352	27,907
Assets classified as held for sale	(Note 2)	1,555	1,288	1,364
Total current assets		79,679	85,265	79,799
TOTAL ASSETS		266,132	273,294	256,762

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		8,267	8,123	8,227
Paid-in surplus and retained earnings		107,078	121,170	120,569
Currency translation adjustment		(10,256)	(11,503)	(11,313)
Treasury shares		(1,387)	(1,012)	(1,843)
Total shareholders' equity - Group share	(Note 9)	103,702	116,778	115,640
Non-controlling interests		2,383	2,527	2,474
Total shareholders' equity		106,085	119,305	118,114
Non-current liabilities
Deferred income taxes	(Note 11)	10,326	11,858	11,490
Employee benefits	(Note 10)	3,917	3,501	3,363
Provisions and other non-current liabilities	(Note 12)	20,925	20,613	21,432
Non-current financial debt	(Note 15)	60,203	47,773	40,129
Total non-current liabilities		95,371	83,745	76,414
Current liabilities
Accounts payable		23,574	28,394	26,134
Other creditors and accrued liabilities	(Note 5)	22,465	25,749	22,246
Current borrowings	(Note 15)	17,099	14,819	13,306
Other current financial liabilities	(Note 15)	203	487	478
Liabilities directly associated with the assets classified as held for sale	(Note 2)	1,335	795	70
Total current liabilities		64,676	70,244	62,234
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		266,132	273,294	256,762

Form 20-F 2020 TOTAL	F-11

Consolidated Financial Statements
Consolidated statement of cash flow

Consolidated statement of cash flow

TOTAL

For the year ended December 31, (M$)		2020	2019	2018
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income		(7,336)	11,438	11,550
Depreciation, depletion, amortization and impairment	(Note 5.3)	22,861	16,401	14,584
Non-current liabilities, valuation allowances, and deferred taxes	(Note 5.5)	(1,782)	(58)	(887)
(Gains) losses on disposals of assets		(909)	(614)	(930)
Undistributed affiliates’ equity earnings		948	(1,083)	(826)
(Increase) decrease in working capital	(Note 5.5)	1,869	(1,718)	769
Other changes, net		(848)	319	443
Cash flow from operating activities		14,803	24,685	24,703
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(Note 7)	(10,764)	(11,810)	(17,080)
Acquisitions of subsidiaries, net of cash acquired		(966)	(4,748)	(3,379)
Investments in equity affiliates and other securities		(2,120)	(1,618)	(1,108)
Increase in non-current loans		(1,684)	(1,061)	(618)
Total expenditures		(15,534)	(19,237)	(22,185)
Proceeds from disposals of intangible assets and property, plant and equipment		740	527	3,716
Proceeds from disposals of subsidiaries, net of cash sold		282	158	12
Proceeds from disposals of non-current investments		578	349	1,444
Repayment of non-current loans		855	1,026	2,067
Total divestments		2,455	2,060	7,239
Cash flow used in investing activities		(13,079)	(17,177)	(14,946)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of shares:
– Parent company shareholders		374	452	498
– Treasury shares		(611)	(2,810)	(4,328)
Dividends paid:
– Parent company shareholders		(6,688)	(6,641)	(4,913)
– Non-controlling interests		(184)	(115)	(97)
Net issuance of perpetual subordinated notes	(Note 9)	331	–	–
Payments on perpetual subordinated notes	(Note 9)	(315)	(371)	(325)
Other transactions with non-controlling interests		(204)	10	(622)
Net issuance (repayment) of non-current debt	(Note 15)	15,800	8,131	649
Increase (decrease) in current borrowings		(6,501)	(5,829)	(3,990)
Increase (decrease) in current financial assets and liabilities		(604)	(536)	(797)
Cash flow from / (used in) financing activities		1,398	(7,709)	(13,925)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,122	(201)	(4,168)
Effect of exchange rates		794	(354)	(1,110)
Cash and cash equivalents at the beginning of the period		27,352	27,907	33,185
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(Note 15)	31,268	27,352	27,907

F-12	TOTAL Form 20-F 2020

Consolidated Financial Statements
Consolidated statement of changes in shareholder’s equity

Consolidated statement of changes in shareholders’ equity

TOTAL

			Paid-in
			surplus and	Currency			Shareholders’	Non-	Total
	Common shares issued		retained	translation	Treasury shares		equity -	controlling	shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Group share	interests	equity
As of January 1, 2018	2,528,989,616	7,882	112,040	(7,908)	(8,376,756)	(458)	111,556	2,481	114,037
Net income 2018	–	–	11,446	–	–	–	11,446	104	11,550
Other comprehensive income	–	–	(20)	(3,405)	–	–	(3,425)	(69)	(3,494)
Comprehensive income	–	–	11,426	(3,405)	–	–	8,021	35	8,056
Dividend	–	–	(7,881)	–	–	–	(7,881)	(97)	(7,978)
Issuance of common shares	156,203,090	476	8,366	–	–	–	8,842	–	8,842
Purchase of treasury shares	–	–	–	–	(72,766,481)	(4,328)	(4,328)	–	(4,328)
Sale of treasury shares(a)	–	–	(240)	–	4,079,257	240	–	–	–
Share-based payments	–	–	294	–	–	–	294	–	294
Share cancellation	(44,590,699)	(131)	(2,572)	–	44,590,699	2,703	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	–	–	–	–	–	–	–
Payments on perpetual subordinated notes	–	–	(315)	–	–	–	(315)	–	(315)
Other operations with non-controlling interests	–	–	(517)	–	–	–	(517)	(99)	(616)
Other items	–	–	(32)	–	–	–	(32)	154	122
As of December 31, 2018	2,640,602,007	8,227	120,569	(11,313)	(32,473,281)	(1,843)	115,640	2,474	118,114
Net income 2019	–	–	11,267	–	–	–	11,267	171	11,438
Other comprehensive income	–	–	(659)	(190)	–	–	(849)	68	(781)
Comprehensive income	–	–	10,608	(190)	–	–	10,418	239	10,657
Dividend	–	–	(7,730)	–	–	–	(7,730)	(115)	(7,845)
Issuance of common shares	26,388,503	74	1,265	–	–	–	1,339	–	1,339
Purchase of treasury shares	–	–	–	–	(52,389,336)	(2,810)	(2,810)	–	(2,810)
Sale of treasury shares(a)	–	–	(219)	–	4,278,948	219	–	–	–
Share-based payments	–	–	207	–	–	–	207	–	207
Share cancellation	(65,109,435)	(178)	(3,244)	–	65,109,435	3,422	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	(4)	–	–	–	(4)	–	(4)
Payments on perpetual subordinated notes	–	–	(353)	–	–	–	(353)	–	(353)
Other operations with non-controlling interests	–	–	55	–	–	–	55	(42)	13
Other items	–	-	16	–	–	–	16	(29)	(13)
As of December 31, 2019	2,601,881,075	8,123	121,170	(11,503)	(15,474,234)	(1,012)	116,778	2,527	119,305
Net income 2020	–	–	(7,242)	–	–	–	(7,242)	(94)	(7,336)
Other comprehensive income	–	–	(321)	1,251	–	–	930	300	1,230
Comprehensive income	–	–	(7,563)	1,251	–	–	(6,312)	206	(6,106)
Dividend	–	–	(7,899)	–	–	–	(7,899)	(234)	(8,133)
Issuance of common shares	51,242,950	144	1,470	–	–	–	1,614	–	1,614
Purchase of treasury shares	–	–	-	–	(13,236,044)	(611)	(611)	–	(611)
Sale of treasury shares(a)	–	–	(236)	–	4,317,575	236	–	–	–
Share-based payments	–	–	188	–	–	–	188	–	188
Share cancellation	–	–	-	–	–	–	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	331	–	–	–	331	–	331
Payments on perpetual subordinated notes	–	–	(308)	–	–	–	(308)	–	(308)
Other operations with non-controlling interests	–	–	(61)	(4)	–	–	(65)	(117)	(182)
Other items	–	–	(14)	–	–	–	(14)	1	(13)
AS OF DECEMBER 31, 2020	2,653,124,025	8,267	107,078	(10,256)	(24,392,703)	(1,387)	103,702	2,383	106,085

(a)	Treasury shares related to the restricted stock grants.

Changes in equity are detailed in Note 9.

Form 20-F 2020 TOTAL	F-13

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

TOTAL

Notes to the Consolidated Financial Statements

F-14	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 1

On February 8, 2021, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TOTAL SE for the year ended December 31, 2020, which will be submitted for approval to the Shareholders’ Meeting to be held on May 28, 2021.

Basis of preparation of the consolidated financial statements

The Consolidated Financial Statements of TOTAL SE and its subsidiaries (the Group) are presented in U.S. dollars and have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2020.

The accounting principles applied for the consolidated financial statements at December 31, 2020, were the same as those that were used for the financial statements at December 31, 2019, with the exception of the IFRS standard changes listed below which had not been early adopted by the Group.

As of January 1st, 2020, the Group early adopted the amendments to IFRS 7 and IFRS 9 relating to the interest rate benchmark reform phase II. In particular, these amendments allow to maintain the hedge accounting qualification of interest rate derivatives.

As part of this transition, the Group set up a working group in order to cover all aspects relating to the IBOR reform and is currently assessing the future impacts of these index changes.

As of December 31, 2020, except for the index change on the remuneration of cash collateral with the clearing houses, whose impact is not material, no modification of the IBOR indexes was applied on the financial instruments used by the Group.

Major judgments and accounting estimates

The preparation of financial statements in accordance with IFRS for the closing as of December 31, 2020 requires the executive management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by management and therefore could be revised as circumstances change or as a result of new information.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

The following summary provides further information about the key estimates, assumptions and judgments that are involved in preparing, the Consolidated Financial Statements and the Notes thereto. It should be read in conjunction with the sections of the Notes mentioned in the summary.

The consolidated financial statements are impacted by the health and oil crises. The Group has taken into account the impact of this environment, particularly on the depreciation and impairment of oil and gas assets (see Note 3.D “Asset impairment” and Note 7.2 “Tangible assets”).

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

The Successful Efforts method and the mineral interests and property, plant and equipment of exploration and production are presented in Note 7 “Intangible and tangible assets”.

Impairment of property, plant and equipment, intangible assets and goodwill

As part of the determination of the recoverable value of assets for impairment (IAS36), the estimates, assumptions and judgments mainly concern hydrocarbon prices scenarios, operating costs, production volumes and oil and gas proved and probable reserves, refining margins and product marketing conditions (mainly petroleum, petrochemical and chemical products as well as renewable industry products). The estimates and assumptions used by the executive management are determined in specialized internal departments in light of economic conditions and external expert analysis. The discount rate is reviewed annually.

Form 20-F 2020 TOTAL	F-15

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 1

In 2020, the Group decided to revise the price assumptions used for its assets impairment tests. Based on these new assumptions, asset impairments were recorded during the period. In line with its new Climate Ambition announced on May 5, 2020, which aims at carbon neutrality, the Group has reviewed its oil assets that can be qualified as “stranded”, and therefore has decided to impair its oil sands assets in Canada. These impairments and revised assumptions are presented in Note 3.D “Asset impairment”.

Impairment of assets and the method applied are described in Note 3 "Business segment information".

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

The assumptions for each plan are reviewed annually and adjusted if necessary to reflect changes from the experience and actuarial advice. The discount rate is reviewed quarterly.

Payroll, staff and employee benefits obligations and the method applied are described in Note 10 “Payroll, staff and employee benefits obligations”.

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

The discount rate is reviewed annually.

Asset retirement obligations and the method used are described in Note 12 “Provisions and other non-current liabilities”.

Income Taxes

A tax liability is recognized when in application of a tax regulation, a future payment is considered probable and can be reasonably estimated. The exercise of judgment is required to assess the impact of new events on the amount of the liability.

Deferred tax assets are recognized in the accounts to the extent that their recovery is considered probable. The amount of these assets is determined after taking into account deferred tax liabilities with comparable maturity, arising from the same entities and tax regimes. It takes into account existing taxable profits and future taxable profits which estimation is inherently uncertain and subject to change over time. The exercise of judgment is required to assess the impact of new events on the value of these assets and including changes in estimates of future taxable profits and the deadlines for their use.

In addition, these tax positions may depend on interpretations of tax laws and regulations in the countries where the Group operates. These interpretations may have uncertain nature. Depending on the circumstances, they are final only after negotiations or resolution of disputes with authorities that can last several years.

Incomes taxes and the accounting methods are described in Note 11 “Income taxes”.

Judgments in case of transactions not addressed by any accounting standard or interpretation

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

F-16	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 1

NOTE 1 General accounting policies

1.1 Accounting policies

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

B)  Business combinations

Business combinations are accounted for using the acquisition method. This method requires the recognition of the acquired identifiable assets and assumed liabilities of the companies acquired by the Group at their fair value.

The purchase accounting of the acquisition is finalized up to a maximum of one year from the acquisition date.

The acquirer shall recognize goodwill at the acquisition date, being the excess of:

-	The consideration transferred, the amount of non-controlling interests and, in business combinations achieved in stages, the fair value at the acquisition date of the investment previously held in the acquired company;
-	Over the fair value at the acquisition date of acquired identifiable assets and assumed liabilities.

If the consideration transferred is lower than the fair value of acquired identifiable assets and assumed liabilities, an additional analysis is performed on the identification and valuation of the identifiable elements of the assets and liabilities. After having completed such additional analysis, any negative goodwill is recorded as income.

Non-controlling interests are measured either at their proportionate share in the net assets of the acquired company or at fair value.

In transactions with non-controlling interests, the difference between the price paid (received) and the book value of non-controlling interests acquired (sold) is recognized directly in equity.

C)  Foreign currency translation

The presentation currency of the Group's Consolidated Financial Statements is the US dollar. However, the functional currency of the parent company is the euro. The resulting currency translation adjustments are presented on the line "currency translation adjustment generated by the parent company" of the consolidated statement of comprehensive income, within "items not potentially reclassifiable to profit and loss". In the balance sheet, they are recorded in "currency translation adjustment".

The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.

Since 1st July 2018, Argentina is considered to be hyperinflationary. IAS 29 "Financial Reporting in Hyperinflationary Economies" is applicable to entities whose functional currency is the Argentine peso. The functional currency of the Argentine Exploration & Production subsidiary is the US dollar, therefore IAS 29 has no incidence on the Group accounts. Net asset of the other business segments is not significant.

(i)    Monetary transactions

Transactions denominated in currencies other than the functional currency of the entity are translated at the exchange rate on the transaction date. At each balance sheet date, monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in the statement of income.

(ii)   Translation of financial statements

Assets and liabilities of entities denominated in currencies other than dollar are translated into dollar on the basis of the exchange rates at the end of the period. The income and cash flow statements are translated using the average exchange rates for the period. Foreign exchange differences resulting from such translations are either recorded in shareholders’ equity under “Currency translation adjustments” (for the Group share) or under “Non-controlling interests” (for the share of non-controlling interests) as deemed appropriate.

1.2 Significant accounting policies applicable in the future

The expected impact of the standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards Interpretations Committee (IFRS IC) which were not yet in effect at December 31, 2020, is not material.

Form 20-F 2020 TOTAL	F-17

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2

NOTE 2 Changes in the Group structure

2.1 Main acquisitions and divestments

In 2020, the main changes in the Group structure were as follows:

Integrated Gas, Renewables & Power

-	On February 28, 2020, TOTAL finalized the acquisition of a 37.4% interest in Adani Gas Limited, one of the four main distributors of city gas in India. To acquire 37.4% of equity shares of Adani Gas Limited, TOTAL launched a tender offer to public shareholders on October 14, 2019 that ended on January 14, 2020, and then acquired the remaining shares from Adani on February 27 and 28, 2020.
-	On December 1, 2020, TOTAL finalized the acquisition from Energías de Portugal of its activity of supplying gas and electricity to residential customers in Spain, which represents a portfolio of 2 million customers, as well as two gas-fired combined cycle power plants which represent an electricity generation capacity of nearly 850 megawatts.

Exploration & Production

-	On March 31, 2020, TOTAL finalized the sale of its subsidiary Total E&P Deep Offshore Borneo BV which holds an 86.95% interest in Block CA1, located 100 kilometers off the coast of Brunei, to Shell.
-	On August 6, 2020, TOTAL closed the sale of UK North Sea non-core assets to NEO Energy.
-	In November, 2020, TOTAL finalized the acquisition of 33.3% interest of Tullow’s interests in Uganda Lake Albert development project including the East African Crude Oil Pipeline.

2.2 Major business combinations

Accounting principles

In accordance with IFRS 3 “Business combinations”, TOTAL is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalised within 12 months following the acquisition date.

Integrated Gas, Renewables & Power

EDP Comercializadora Espagne

●	On December 1, 2020, TOTAL finalized the acquisition from Energías de Portugal of its activity of supplying gas and electricity to residential customers in Spain as well as two gas-fired combined cycle power plants. This transaction was recorded for a purchase price of $578 million and a preliminary goodwill of $345 million was recognized in the consolidated financial statements at December 31, 2020.

In the accounts as at December 31, 2020, the fair value of the identifiable acquired assets and the liabilities assumed amounts to $233 million.

The preliminary purchase price allocation is shown below:

(M$)	At the acquisition date
Goodwill	345
Intangible assets	56
Tangible assets	235
Other assets and liabilities	(58)
Debt net of cash acquired	-
FAIR VALUE OF CONSIDERATION	578

2.3 Divestment projects

Accounting principles

Pursuant to IFRS 5 "Non-current assets held for sale and discontinued operations”, assets and liabilities of affiliates that are held for sale are presented separately on the face of the balance sheet. Depreciation of assets ceases from the date of classification in “Non-current assets held for sale”.

Exploration & Production

-	On July 30, 2020, TOTAL announced that its 58% owned affiliate Total Gabon has signed an agreement with Perenco to divest its interests in seven mature non-operated offshore fields, along with its interests and operatorship in the Cap Lopez oil terminal. The transaction remains subject to approval by the Gabonese authorities.

F-18	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

-	As of December 31, 2020, the assets and liabilities have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $391 million and “liabilities classified as held for sale” for an amount of $150 million. These assets mainly include tangible assets.

Refining & Chemicals

-	On July 27, 2020, TOTAL signed an agreement to sell the Lindsey refinery and its associated logistic assets, as well as all the related rights and obligations, to the Prax Group.
-	As of December 31, 2020, the assets and liabilities have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $154 million and “liabilities classified as held for sale” for an amount of $238 million.

NOTE 3 Business segment information

Description of the business segments

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

The profitable growth in the gas and low carbon electricity integrated value chains is one of the key axes of TOTAL’s strategy. In order to give more visibility to these businesses, a new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2019.

The organization of the Group's activities is structured around the four followings segments:

-	An Exploration & Production segment;
-	An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity that was previously reported in the Exploration & Production segment;
-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;
-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition, the Corporate segment includes holdings operating and financial activities.

Certain figures for the year 2018 have been restated in order to reflect the new organization.

Definition of the indicators

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

(ii)  Net operating income (measure used to evaluate the return on capital employed)

Operating income after taking into account the amortization of intangible assets other than mineral interests, currency translation adjustments, gains or losses on the disposal of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses…), and after income taxes applicable to the above.

The only income and expense not included in net operating income but included in net income Group share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt) and non-controlling interests.

(iii)  Adjusted income

Operating income, net operating income, or net income excluding the effect of adjustment items described below.

(iv)  Capital employed

Non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.

(v)  ROACE (Return on Average Capital Employed)

Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

Performance indicators excluding the adjustment items, such as adjusted incomes and ROACE are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Form 20-F 2020 TOTAL	F-19

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

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

(ii)  The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii)  Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for certain transactions differences between the internal measure of performance used by TOTAL’s executive committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in the Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TOTAL enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

A)  Information by business segment

		Integrated
		Gas,
For the year ended December 31, 2020	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	4,973	15,629	56,615	63,451	17	—	140,685
Intersegment sales	18,483	2,003	17,378	357	223	(38,444)	—
Excise taxes	—	—	(2,405)	(18,576)	—	—	(20,981)
Revenues from sales	23,456	17,632	71,588	45,232	240	(38,444)	119,704
Operating expenses	(11,972)	(15,847)	(70,524)	(42,807)	(1,049)	38,444	(103,755)
Depreciation, depletion and impairment of tangible assets and mineral interests	(16,998)	(2,312)	(1,878)	(984)	(92)	—	(22,264)
Operating income	(5,514)	(527)	(814)	1,441	(901)	—	(6,315)
Net income (loss) from equity affiliates and other items	697	794	(393)	37	272	—	1,407
Tax on net operating income	(208)	71	59	(515)	(67)	—	(660)
Net operating income	(5,025)	338	(1,148)	963	(696)	—	(5,568)
Net cost of net debt							(1,768)
Non-controlling interests							94
NET INCOME - GROUP SHARE							(7,242)

F-20	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

		Integrated
For the year ended December 31, 2020		Gas,
(adjustments)(a)	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	—	20	—	—	—	—	20
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	20	—	—	—	—	20
Operating expenses	(137)	(423)	(1,552)	(330)	(60)	—	(2,502)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,693)	(953)	(306)	—	—	—	(8,952)
Operating income(b)	(7,830)	(1,356)	(1,858)	(330)	(60)	—	(11,434)
Net income (loss) from equity affiliates and other items	54	(382)	(677)	(24)	107	—	(922)
Tax on net operating income	388	298	348	93	(145)	—	982
Net operating income(b)	(7,388)	(1,440)	(2,187)	(261)	(98)	—	(11,374)
Net cost of net debt							(29)
Non-controlling interests							102
NET INCOME - GROUP SHARE							(11,301)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	–	–	(1,244)	(196)	–
On net operating income	–	–	(1,165)	(137)	–

		Integrated
For the year ended December 31, 2020		Gas,
(adjusted)	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	4,973	15,609	56,615	63,451	17	—	140,665
Intersegment sales	18,483	2,003	17,378	357	223	(38,444)	—
Excise taxes	—	—	(2,405)	(18,576)	—	—	(20,981)
Revenues from sales	23,456	17,612	71,588	45,232	240	(38,444)	119,684
Operating expenses	(11,835)	(15,424)	(68,972)	(42,477)	(989)	38,444	(101,253)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,305)	(1,359)	(1,572)	(984)	(92)	—	(13,312)
Adjusted operating income	2,316	829	1,044	1,771	(841)	—	5,119
Net income (loss) from equity affiliates and other items	643	1,176	284	61	165	—	2,329
Tax on net operating income	(596)	(227)	(289)	(608)	78	—	(1,642)
Adjusted net operating income	2,363	1,778	1,039	1,224	(598)	—	5,806
Net cost of net debt							(1,739)
Non-controlling interests							(8)
ADJUSTED NET INCOME - GROUP SHARE							4,059

		Integrated
		Gas,
For the year ended December 31, 2020	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	6,782	6,230	1,325	1,052	145		15,534
Total divestments	819	1,152	149	158	177		2,455
Cash flow from operating activities	9,922	2,129	2,438	2,101	(1,787)		14,803
Balance sheet as of December 31, 2020
Property, plant and equipment, intangible assets, net	89,207	30,704	12,486	8,734	732		141,863
Investments & loans in equity affiliates	7,328	16,455	3,638	555	—		27,976
Other non-current assets	5,093	3,647	791	1,260	1,042		11,833
Working capital	1,968	(1,004)	(264)	(43)	(4,470)		(3,813)
Provisions and other non-current liabilities	(24,909)	(4,566)	(4,658)	(1,641)	606		(35,168)
Assets and liabilities classified as held for sale	241	375	(83)	—	—		533
Capital Employed (Balance sheet)	78,928	45,611	11,910	8,865	(2,090)		143,224
Less inventory valuation effect	—	—	(535)	(72)	—		(607)
CAPITAL EMPLOYED (BUSINESS SEGMENT INFORMATION)	78,928	45,611	11,375	8,793	(2,090)		142,617
ROACE as a percentage	3%	4%	9%	14%			4%

Form 20-F 2020 TOTAL	F-21

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

		Integrated
		Gas,
For the year ended December 31, 2019	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	7,261	18,167	87,598	87,280	10	—	200,316
Intersegment sales	31,329	2,825	32,390	659	125	(67,328)	—
Excise taxes	—	—	(3,015)	(21,052)	—	—	(24,067)
Revenues from sales	38,590	20,992	116,973	66,887	135	(67,328)	176,249
Operating expenses	(16,389)	(18,316)	(112,104)	(63,855)	(925)	67,328	(144,261)
Depreciation, depletion and impairment of tangible assets and mineral interests	(11,659)	(1,492)	(1,527)	(980)	(73)	—	(15,731)
Operating income	10,542	1,184	3,342	2,052	(863)	—	16,257
Net income (loss) from equity affiliates and other items	610	2,330	322	101	42	—	3,405
Tax on net operating income	(4,572)	(741)	(470)	(598)	155	—	(6,226)
Net operating income	6,580	2,773	3,194	1,555	(666)	—	13,436
Net cost of net debt							(1,998)
Non-controlling interests							(171)
NET INCOME - GROUP SHARE							11,267

		Integrated
For the year ended December 31, 2019		Gas,
(adjustments)(a)	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	—	(64)	—	—	—	—	(64)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(64)	—	—	—	—	(64)
Operating expenses	(145)	(240)	397	(40)	(112)	—	(140)
Depreciation, depletion and impairment of tangible assets and mineral interests	(721)	(156)	(41)	(2)	—	—	(920)
Operating income(b)	(866)	(460)	356	(42)	(112)	—	(1,124)
Net income (loss) from equity affiliates and other items	(112)	974	(83)	(83)	—	—	696
Tax on net operating income	49	(130)	(82)	27	(73)	—	(209)
Net operating income(b)	(929)	384	191	(98)	(185)	—	(637)
Net cost of net debt							(15)
Non-controlling interests							91
NET INCOME - GROUP SHARE							(561)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	–	–	477	(31)	–
On net operating income	–	–	371	(14)	–

		Integrated
For the year ended December 31, 2019		Gas,
(adjusted)	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	7,261	18,231	87,598	87,280	10	—	200,380
Intersegment sales	31,329	2,825	32,390	659	125	(67,328)	—
Excise taxes	—	—	(3,015)	(21,052)	—	—	(24,067)
Revenues from sales	38,590	21,056	116,973	66,887	135	(67,328)	176,313
Operating expenses	(16,244)	(18,076)	(112,501)	(63,815)	(813)	67,328	(144,121)
Depreciation, depletion and impairment of tangible assets and mineral interests	(10,938)	(1,336)	(1,486)	(978)	(73)	—	(14,811)
Adjusted operating income	11,408	1,644	2,986	2,094	(751)	—	17,381
Net income (loss) from equity affiliates and other items	722	1,356	405	184	42	—	2,709
Tax on net operating income	(4,621)	(611)	(388)	(625)	228	—	(6,017)
Adjusted net operating income	7,509	2,389	3,003	1,653	(481)	—	14,073
Net cost of net debt							(1,983)
Non-controlling interests							(262)
AJUSTED NET INCOME - GROUP SHARE							11,828

F-22	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

		Integrated
		Gas,
For the year ended December 31, 2019	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	8,992	7,053	1,698	1,374	120		19,237
Total divestments	368	1,108	322	249	13		2,060
Cash flow from operating activities	16,917	3,461	3,837	2,604	(2,134)		24,685
Balance sheet as of December 31, 2019
Property, plant and equipment, intangible assets, net	98,894	29,597	12,196	8,316	583		149,586
Investments & loans in equity affiliates	7,631	15,271	3,787	433	—		27,122
Other non-current assets	4,484	2,993	744	1,179	1,009		10,409
Working capital	2,617	(1,192)	796	178	(3,909)		(1,510)
Provisions and other non-current liabilities	(25,208)	(5,488)	(3,898)	(1,531)	153		(35,972)
Assets and liabilities classified as held for sale	426	368	—	—	—		794
Capital Employed (Balance sheet)	88,844	41,549	13,625	8,575	(2,164)		150,429
Less inventory valuation effect	—	—	(1,397)	(204)	—		(1,601)
CAPITAL EMPLOYED (BUSINESS SEGMENT INFORMATION)	88,844	41,549	12,228	8,371	(2,164)		148,828
ROACE as a percentage	8%	6%	26%	22%			10%

		Integrated
		Gas,
For the year ended December 31, 2018	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	9,889	17,236	92,025	90,206	7	—	209,363
Intersegment sales	30,337	2,198	35,462	979	64	(69,040)	—
Excise taxes	—	—	(3,359)	(21,898)	—	—	(25,257)
Revenues from sales	40,226	19,434	124,128	69,287	71	(69,040)	184,106
Operating expenses	(17,532)	(17,679)	(120,393)	(66,737)	(796)	69,040	(154,097)
Depreciation, depletion and impairment of tangible assets and mineral interests	(10,192)	(1,827)	(1,222)	(709)	(42)	—	(13,992)
Operating income	12,502	(72)	2,513	1,841	(767)	—	16,017
Net income (loss) from equity affiliates and other items	1,365	1,639	782	307	77	—	4,170
Tax on net operating income	(5,770)	(471)	(445)	(532)	375	—	(6,843)
Net operating income	8,097	1,096	2,850	1,616	(315)	—	13,344
Net cost of net debt							(1,794)
Non-controlling interests							(104)
NET INCOME - GROUP SHARE							11,446

		Integrated
For the year ended December 31, 2018		Gas,
(adjustments) (a)	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	—	56	—	—	—	—	56
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	56	—	—	—	—	56
Operating expenses	(199)	(237)	(616)	(45)	(9)	—	(1,106)
Depreciation, depletion and impairment of tangible assets and mineral interests	(707)	(1,065)	(2)	—	—	—	(1,774)
Operating income(b)	(906)	(1,246)	(618)	(45)	(9)	—	(2,824)
Net income (loss) from equity affiliates and other items	(128)	(247)	(116)	(5)	—	—	(496)
Tax on net operating income	584	170	205	14	—	—	973
Net operating income(b)	(450)	(1,323)	(529)	(36)	(9)	—	(2,347)
Net cost of net debt							(67)
Non-controlling interests							301
NET INCOME - GROUP SHARE							(2,113)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	–	–	(589)	(6)	–
On net operating income	–	–	(413)	(5)	–

Form 20-F 2020 TOTAL	F-23

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

		Integrated
For the year ended December 31, 2018		Gas,
(adjusted)	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Non-Group sales	9,889	17,180	92,025	90,206	7	—	209,307
Intersegment sales	30,337	2,198	35,462	979	64	(69,040)	—
Excise taxes	—	—	(3,359)	(21,898)	—	—	(25,257)
Revenues from sales	40,226	19,378	124,128	69,287	71	(69,040)	184,050
Operating expenses	(17,333)	(17,442)	(119,777)	(66,692)	(787)	69,040	(152,991)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,485)	(762)	(1,220)	(709)	(42)	—	(12,218)
Adjusted operating income	13,408	1,174	3,131	1,886	(758)	—	18,841
Net income (loss) from equity affiliates and other items	1,493	1,886	898	312	77	—	4,666
Tax on net operating income	(6,354)	(641)	(650)	(546)	375	—	(7,816)
Adjusted net operating income	8,547	2,419	3,379	1,652	(306)	—	15,691
Net cost of net debt							(1,727)
Non-controlling interests							(405)
ADJUSTED NET INCOME - GROUP SHARE							13,559

		Integrated
		Gas,
For the year ended December 31, 2018	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	13,789	5,032	1,781	1,458	125		22,185
Total divestments	3,674	2,209	919	428	9		7,239
Cash flow from operating activities	18,537	596	4,308	2,759	(1,497)		24,703
Balance sheet as of December 31, 2018
Property, plant and equipment, intangible assets, net	100,997	24,023	10,493	6,343	390		142,246
Investments & loans in equity affiliates	6,754	12,349	3,910	431	—		23,444
Other non-current assets	4,780	3,114	663	1,155	881		10,593
Working capital	1,911	420	32	194	(4,064)		(1,507)
Provisions and other non-current liabilities	(25,042)	(6,288)	(3,615)	(1,465)	125		(36,285)
Assets and liabilities classified as held for sale	—	1,128	151	—	—		1,279
Capital Employed (Balance sheet)	89,400	34,746	11,634	6,658	(2,668)		139,770
Less inventory valuation effect	—	—	(1,035)	(216)	—		(1,251)
CAPITAL EMPLOYED (BUSINESS SEGMENT INFORMATION)	89,400	34,746	10,599	6,442	(2,668)		138,519
ROACE as a percentage	10%	7%	31%	25%			12%

F-24	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

B)  Reconciliation of the information by business segment with Consolidated Financial Statements

The table below presents the impact of adjustment items on the consolidated statement of income:

			Consolidated
For the year ended December 31, 2020			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	140,665	20	140,685
Excise taxes	(20,981)	—	(20,981)
Revenues from sales	119,684	20	119,704
Purchases, net of inventory variation	(75,672)	(1,814)	(77,486)
Other operating expenses	(24,850)	(688)	(25,538)
Exploration costs	(731)	—	(731)
Depreciation, depletion and impairment of tangible assets and mineral interests	(13,312)	(8,952)	(22,264)
Other income	1,405	832	2,237
Other expense	(689)	(817)	(1,506)
Financial interest on debt	(2,140)	(7)	(2,147)
Financial income and expense from cash & cash equivalents	68	(31)	37
Cost of net debt	(2,072)	(38)	(2,110)
Other financial income	914	—	914
Other financial expense	(689)	(1)	(690)
Net income (loss) from equity affiliates	1,388	(936)	452
Income taxes	(1,309)	991	(318)
CONSOLIDATED NET INCOME	4,067	(11,403)	(7,336)
Group share	4,059	(11,301)	(7,242)
Non-controlling interests	8	(102)	(94)
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
For the year ended December 31, 2019			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	200,380	(64)	200,316
Excise taxes	(24,067)	-	(24,067)
Revenues from sales	176,313	(64)	176,249
Purchases, net of inventory variation	(116,464)	243	(116,221)
Other operating expenses	(26,872)	(383)	(27,255)
Exploration costs	(785)	-	(785)
Depreciation, depletion and impairment of tangible assets and mineral interests	(14,811)	(920)	(15,731)
Other income	876	287	1,163
Other expense	(455)	(737)	(1,192)
Financial interest on debt	(2,318)	(15)	(2,333)
Financial income and expense from cash & cash equivalents	(19)	-	(19)
Cost of net debt	(2,337)	(15)	(2,352)
Other financial income	792	-	792
Other financial expense	(764)	-	(764)
Net income (loss) from equity affiliates	2,260	1,146	3,406
Income taxes	(5,663)	(209)	(5,872)
CONSOLIDATED NET INCOME	12,090	(652)	11,438
Group share	11,828	(561)	11,267
Non-controlling interests	262	(91)	171
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Form 20-F 2020 TOTAL	F-25

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

			Consolidated
For the year ended December 31, 2018			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	209,307	56	209,363
Excise taxes	(25,257)	–	(25,257)
Revenues from sales	184,050	56	184,106
Purchases, net of inventory variation	(125,134)	(682)	(125,816)
Other operating expenses	(27,060)	(424)	(27,484)
Exploration costs	(797)	–	(797)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,218)	(1,774)	(13,992)
Other income	1,518	320	1,838
Other expense	(448)	(825)	(1,273)
Financial interest on debt	(1,866)	(67)	(1,933)
Financial income and expense from cash & cash equivalents	(188)	–	(188)
Cost of net debt	(2,054)	(67)	(2,121)
Other financial income	1,120	–	1,120
Other financial expense	(685)	–	(685)
Net income (loss) from equity affiliates	3,161	9	3,170
Income taxes	(7,489)	973	(6,516)
CONSOLIDATED NET INCOME	13,964	(2,414)	11,550
Group share	13,559	(2,113)	11,446
Non-controlling interests	405	(301)	104
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

C)  Additional information on adjustment items

The main adjustment items for 2020 consist of the "Asset impairment charges" of the non-current assets amounting to $(8,952) million in operating income and $(8,465) million in net income Group share. Impairment testing methodology and asset impairment charges recorded during the year are detailed in the paragraph D of Note 3.

Adjustments to operating income

		Integrated
		Gas,
For the year ended December 31, 2020	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	—	—	(1,244)	(196)	—	(1,440)
Effect of changes in fair value	—	20	—	—	—	20
Restructuring charges	(35)	(39)	(30)	—	—	(104)
Asset impairment charges	(7,693)	(953)	(306)	—	—	(8,952)
Other items	(102)	(384)	(278)	(134)	(60)	(958)
TOTAL	(7,830)	(1,356)	(1,858)	(330)	(60)	(11,434)

Adjustments to net income, Group share

		Integrated
		Gas,
For the year ended December 31, 2020	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	(1,160)	(120)	–	(1,280)
Effect of changes in fair value	–	23	–	–	–	23
Restructuring charges	(29)	(43)	(292)	–	–	(364)
Asset impairment charges	(7,328)	(829)	(306)	(2)	–	(8,465)
Gains (losses) on disposals of assets	–	–	–	–	104	104
Other items	–	(566)	(423)	(106)	(224)	(1,319)
TOTAL	(7,357)	(1,415)	(2,181)	(228)	(120)	(11,301)

F-26	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

Adjustments to operating income

		Integrated
		Gas,
For the year ended December 31, 2019	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	—	—	477	(31)	—	446
Effect of changes in fair value	—	(19)	—	—	—	(19)
Restructuring charges	—	(4)	—	—	—	(4)
Asset impairment charges	(721)	(156)	(41)	(2)	—	(920)
Other items	(145)	(281)	(80)	(9)	(112)	(627)
TOTAL	(866)	(460)	356	(42)	(112)	(1,124)

Adjustments to net income, Group share

		Integrated
		Gas,
For the year ended December 31, 2019	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	—	—	369	(23)	—	346
Effect of changes in fair value	—	(15)	—	—	—	(15)
Restructuring charges	(5)	(31)	(22)	—	—	(58)
Asset impairment charges	(530)	105	(39)	(1)	—	(465)
Gains (losses) on disposals of assets	—	—	—	—	—	—
Other items	(405)	422	(119)	(82)	(185)	(369)
TOTAL	(940)	481	189	(106)	(185)	(561)

Adjustments to operating income

		Integrated
		Gas,
For the year ended December 31, 2018	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	—	—	(589)	(6)	—	(595)
Effect of changes in fair value	—	48	—	—	—	48
Restructuring charges	(67)	—	(3)	—	—	(70)
Asset impairment charges	(707)	(1,065)	(2)	—	—	(1,774)
Other items	(132)	(229)	(24)	(39)	(9)	(433)
TOTAL	(906)	(1,246)	(618)	(45)	(9)	(2,824)

Adjustments to net income, Group share

		Integrated
		Gas,
For the year ended December 31, 2018	Exploration &	Renewables	Refining &	Marketing &
(M$)	Production	& Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	—	—	(414)	(6)	—	(420)
Effect of changes in fair value	—	38	—	—	—	38
Restructuring charges	(94)	(10)	(34)	—	—	(138)
Asset impairment charges	(651)	(896)	(48)	—	—	(1,595)
Gains (losses) on disposals of assets	(14)	(2)	—	—	—	(16)
Other items	252	(112)	(34)	(47)	(41)	18
TOTAL	(507)	(982)	(530)	(53)	(41)	(2,113)

Form 20-F 2020 TOTAL	F-27

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

D) Asset impairment

Accounting principles

The recoverable amounts of intangible assets and property, plant and equipment are tested for impairment as soon as any indication of impairment exists. This test is performed at least annually for goodwill.

The recoverable amount is the higher of the fair value (less costs to sell) or the value in use.

Assets are grouped into cash-generating units (or CGUs) and tested. A CGU is a homogeneous set of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.

The value in use of a CGU is determined by reference to the discounted expected future cash flows of these assets, based upon Management’s expectation of future economic and operating conditions. When this value is less than the carrying amount of the CGU, an impairment loss is recorded. This loss is allocated first to goodwill with a corresponding amount in "Other expenses". Any further losses are then allocated to property, plant and mineral interests with a corresponding amount in "Depreciation, depletion and impairment of tangible assets and mineral interests" and to other intangible assets with a corresponding amount in "Other expenses".

Impairment losses recognized in prior periods can be reversed up to the original carrying amount, had the impairment loss not been recognized. Impairment losses recognized on goodwill cannot be reversed.

Investments in associates or joint ventures are tested for impairment whenever indication of impairment exists. If any objective evidence of impairment exists, the carrying amount of the investment is compared with its recoverable amount, being the higher of its fair value less costs to sell and value in use. If the carrying amount exceeds the recoverable amount, an impairment loss is recorded in "Net income (loss) from equity affiliates".

For the financial year 2020, asset impairments were recorded for an amount of $(8,952) million in operating income and $(8,465) million in net income, Group share. These impairments were qualified as adjustment items of the operating income and net income, Group share.

Impairments relate to certain cash-generating units (CGUs) for which indicators of impairment have been identified, due to changes in operating conditions or the economic environment of the activities concerned.

The principles applied are as follows:

-	The future cash flows were determined using the assumptions included in the 2021 budget and in the long-term plan of the Group approved by the Group Executive Committee and the Board of Directors. These assumptions, in particular including operational costs, estimation of oil and gas reserves, future volumes produced and marketed, represent the best estimate from the Group management of economic and technical conditions over the remaining life of the assets;
-	The Group, notably relying on data on global energy demand from the “World Energy Outlook” issued by the IEA since 2016, and on its own supply assessments, determines oil & gas prices scenarios based on assumptions about the evolution of core indicators of the Upstream activity (demand for oil & gas products in different markets, investment forecasts, decline in production fields, changes in oil & gas reserves and supply by area and by nature of oil & gas products), of the Downstream activity (changes in refining capacity and demand for petroleum products) and by integrating climate challenges.
-	These price scenarios, first prepared within the Strategy and Climate Division, are also reviewed with the Group segments which bring their own expertise. They also integrate studies issued by international agencies, banks and independent consultants. They are then approved by the Executive Committee and the Board of directors.
-	The IEA 2020 World Energy Outlook anticipates four scenarios among which the STEPS (Stated Policies Scenario) for the short/mid term and the SDS (Sustainable Development Scenario) for the mid/long term are important references for the Group.
-	The STEPS takes into account the measures already implemented by countries in the energy area as well as the effects of the policies announced by Governments (including the Nationally Determined Contributions - NDCs – of the Paris Agreement). The SDS takes into account necessary measures to achieve a temperature rise of less than 2°C compared to pre-industrial levels, and the energy-related goals set in the “2030 Agenda for Sustainable Development” adopted in 2015 by the UN members. The Group therefore establishes its long-term price trajectory in line with the IEA's SDS scenario, which is compatible with the Paris Agreement, and foresees oil prices converging towards $502020 per barrel by 2040.

The oil and gas price trajectories adopted by the Group are based on the following assumptions:

-	Following the deep recession caused by the health crisis in 2020, which strongly impacts the oil demand in 2020 and 2021 before reverting to a pre-crisis level, the oil demand should continue to grow until 2030, in a context of sustained growth in global energy demand, due to population growth and improved living standards, and despite the gradual electrification of transport and efficiency gains in thermal engines.
-	The Group thus selected the following profile of the Brent price to determine the recoverable value of CGUs: $40/b in 2021, $50/b in 2022, $60/b in 2023.
-	For the longer term, the Group maintains its analysis, that the weakness of investments in the Oil & Gas upstream since 2015, accentuated by the health and economic crisis of 2020, will result by 2025 in insufficient worldwide production capacities and a rebound in prices, that would then reach $70/b and remain stable for the following five years. Beyond 2030, given technological developments, particularly in the transport sector, the Group anticipates oil demand will have reached its peak and Brent prices should tend toward the long-term price of $50/b in 2040, in line with the IEA’s SDS scenario.
-	The average Brent prices over the period 2020-2050 thus stands at $572020/b.
-	Natural gas demand would for its part be driven by gas substitution for coal in power generation and by its role as an alternative source to mitigate the intermittent use of renewable energies. The abundant global supply and the growth of liquefied natural gas would, however, limit the potential for higher gas prices.
-	In this context, the gas price level selected to determine the recoverable value of CGUs stabilizes from 2025 around $6.3 2020/MBTU for the NBP price (Europe ) and $2.7 2020/MBTU for the Henry Hub price (United States).
-	The future operational costs were determined by taking into account the existing technologies, the fluctuation of prices for petroleum services in line with market developments and the internal cost reduction programs effectively implemented;

F-28	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

-	The future cash flows are estimated over a period consistent with the life of the assets of the CGUs. They are prepared post-tax and take into account specific risks related to the CGUs' assets. They are discounted using a 7% post-tax discount rate, this rate being the weighted-average cost of the Group capital estimated from historical market data. This rate was 7% in 2019 and 2018. The value in use calculated by discounting the above post-tax cash flows using a 7% post-tax discount rate is not materially different from the value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates generally ranged from 7% to 14% in 2020.

The CGUs of the Exploration & Production segment are defined as oil and gas fields or groups of oil and gas fields with industrial assets enabling the production, treatment and evacuation of the oil and gas. For the financial year 2020, impairments of assets were recognized over CGUs of the Exploration & Production segment for an impact of $(2,233) million in operating income and $(1,854) million in net income, Group share. Impairments recognized in 2020 mainly relate to Canadian oil sands assets.

The CGUs of the Integrated Gas, Renewables & Power segment are subsidiaries or groups of subsidiaries organized by activity or geographical area , and by fields or groups of fields for upstream LNG activities. For the financial year 2020, the Group recorded impairments on CGUs in the Integrated Gas, Renewables & Power segment for $(953) million in operating income and $(829) million in net income, Group share. Impairments recognized relate to LNG assets located in Australia.

The CGUs of the Refining & Chemicals segment are defined as legal entities with operational activities for refining and petrochemicals activities. Future cash flows are based on the gross contribution margin (calculated on the basis of net sales after purchases of crude oil and refined products, the effect of inventory valuation and variable costs). The other activities of the segment are global divisions, each division gathering a set of businesses or homogeneous products for strategic, commercial and industrial plans. Future cash flows are determined from the specific margins of these activities, unrelated to the price of oil. For the financial year 2020, the Group recorded impairments on CGUs in the Refining & Chemicals segment for $(306) million in operating income and $(306) million in net income, Group share. Impairments recognized mainly relate to refining CGUs located in France and the United Kingdom.

The CGUs of the Marketing & Services segment are subsidiaries or groups of subsidiaries organized by geographical area. For the financial year 2020, no impairment has been recorded for the CGUs of the Marketing & Services segment in operating income and impairments with a non-material impact have been recorded in net income, Group share.

In addition, in line with its new Climate Ambition announced on May 5, 2020, which aims at carbon neutrality, the Group has reviewed its oil assets that can be qualified as stranded, meaning with reserves beyond 20 years and high production costs, whose overall reserves may therefore not be produced by 2050. The only projects identified in this category are the Canadian oil sands projects of Fort Hills and Surmont.

For impairment calculations, the Group has decided to take into account only proven reserves on these two assets – unlike general practice which considers so-called proven and probable reserves. This leads to an additional exceptional asset impairment of $(5,460) million in operating income and $(5,474) million in net income, Group share.

Overall, asset impairments were recorded for the financial year 2020, for an amount of $(8,952) million in operating income and $(8,465) million in net income, Group share, including $(6,988) million on Canadian oil sands assets alone.

These impairments were qualified as adjustment items of the operating income and net income, Group share.

As for sensitivities of Exploration & Production segment:

-a decrease by one point in the discount rate would have an impact close to zero in operating income and in net income, Group share;

-	an increase by one point in the discount rate would have an additional negative impact of approximately $0.4 billion in operating income and in net income, Group share;
-	a variation of (10) % of the oil and gas prices over the duration of the plan would have an additional negative impact of approximately $1.9 billion in operating income and $1.6 billion in net income, Group share.

The most sensitive assets would be the assets already impaired in 2020 or before (impact of approximately $1.1 billion in operating income and $0.9 billion in net income, Group share), notably assets in Canada.

As for sensitivities of upstream LNG activities and CGUs including a material goodwill:

-	a decrease by one point in the discount rate would have an impact close to zero in operating income and in net income, Group share;
-	an increase by one point in the discount rate would have an additional negative impact of approximately $1.1 billion in operating income and $1.0 billion in net income, Group share;
-	a variation of (10) % of the oil and gas prices over the duration of the plan would have an additional negative impact of approximately $1.5 billion in operating income and $1.2 billion in net income, Group share.

The most sensitive assets would be the assets already impaired in 2020 or before (impact of approximately $1.5 billion in operating income and $1.2 billion in net income, Group share), notably assets in Australia.

For the financial year 2019, the Group recorded impairments in Exploration & Production, Integrated Gas, Renewables & Power, Refining & Chemicals and Marketing & Services segments for an amount of $(920) million in operating income and $(465) million in net income, Group share. These impairments were qualified as adjustments items of the operating income and net income, Group share.

For the financial year 2018, the Group recorded impairments in Exploration & Production, Integrated Gas, Renewables & Power and Refining & Chemicals segments for an amount of $(1,774) million in operating income and $(1,595) million in net income, Group share. These impairments were qualified as adjustment items of the operating income and net income, Group share.

Form 20-F 2020 TOTAL	F-29

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 4 and 5

NOTE 4 Segment Information by geographical area

		Rest of	North		Rest of
(M$)	France	Europe	America	Africa	the world	Total
For the year ended December 31, 2020
Non-Group sales	32,748	67,292	13,258	16,011	11,376	140,685
Property, plant and equipment, intangible assets, net	14,555	30,932	11,891	43,087	41,398	141,863
Capital expenditures	2,044	3,165	899	3,816	5,610	15,534
For the year ended December 31, 2019
Non-Group sales	43,877	99,176	19,946	21,303	16,014	200,316
Property, plant and equipment, intangible assets, net	13,212	28,765	18,916	45,573	43,120	149,586
Capital expenditures	1,979	3,201	1,748	7,663	4,646	19,237
For the year ended December 31, 2018
Non-Group sales	47,716	99,465	22,243	22,263	17,676	209,363
Property, plant and equipment, intangible assets, net	12,561	25,262	18,903	43,359	42,161	142,246
Capital expenditures	4,502	2,609	2,014	4,838	8,222	22,185

NOTE 5 Main items related to operating activities

Items related to the statement of income

5.1 Net sales

Accounting principles

IFRS 15 requires identification of the performance obligations for the transfer of goods and services in each contract with customers. Revenue is recognized upon satisfaction of the performance obligations for the amounts that reflect the consideration to which the Group expects to be entitled in exchange for those goods and services.

Sales of goods

Revenues from sales are recognized when the control has been transferred to the buyer and the amount can be reasonably measured. Revenues from sales of crude oil and natural gas are recorded upon transfer of title, according to the terms of the sales contracts.

Revenues from the production of crude oil and natural gas properties, in which the Group has an interest with other producers, are recognized based on actual entitlement volumes sold over the period. Any difference between entitlement volumes and volumes sold, based on the Group net working interest, are recognized in the “Under-lifting” and “Over-lifting” accounts in the balance sheet and in operating expenses in the profit and loss.

Quantities delivered that represent production royalties and taxes, when paid in cash, are included in oil and gas revenues, except for the United States and Canada.

Certain transactions within the trading activities (contracts involving quantities that are purchased from third parties then resold to third parties) are shown at their net value in purchases, net of inventory variation. These transactions relate in particular to crude oil, petroleum products, gas, power and LNG.

Exchanges of crude oil and petroleum products realized  within trading activities are shown at their net value in both the statement of income and the balance sheet.

F-30	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

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

Income related to the distribution of electricity and gas is not recognized in revenues in some countries  because the Group acts as an agent in this transaction. In these countries, the Group is not responsible for the delivery and does not set the price of the service, because it can only pass on to the customer the amounts invoiced to it by the distributors.

Excise taxes

Excise taxes are rights or taxes which amount is calculated based on the quantity of oil and gas products put on the market. Excise taxes are determined by the states. They are paid directly to the customs and tax authorities and then invoiced to final customers by being included in the sales price.

The analysis of the criteria set by IFRS 15 led the Group to determine that it was acting as principal in these transactions. Therefore, sales include excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the “Revenues from sales” indicator.

5.2 Operating expenses and research and development

Accounting principles

The Group applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the Successful Efforts method.

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred in exploration costs.

Costs of dry wells and wells that have not found proved reserves are charged to expense in exploration costs.

5.2.1 Operating expenses

For the year ended December 31,
(M$)	2020	2019	2018
Purchases, net of inventory variation (a) (b)	(77,486)	(116,221)	(125,816)
Exploration costs	(731)	(785)	(797)
Other operating expenses (c)	(25,538)	(27,255)	(27,484)
of which non-current operating liabilities (allowances) reversals	778	1,152	1,068
of which current operating liabilities (allowances) reversals	(77)	(157)	(202)
OPERATING EXPENSES	(103,755)	(144,261)	(154,097)
(a)	Includes taxes paid on oil and gas production in the Exploration & Production segment, amongst others royalties.
(b)	The Group values under / over lifting at market value.
(c)	Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 10 to the Consolidated Financial Statements “Payroll, staff and employee benefits obligations").

5.2.2 Research and development costs

Accounting principles Research costs are charged to expense as incurred. Development expenses are capitalized when the criteria of IAS38 are met.

Research and development costs incurred by the Group in 2020 and booked in operating expenses amount to $895 million ($968 million in 2019 and $986 million in 2018), corresponding to 0.64% of the sales.

The staff dedicated in 2020 to these research and development activities are estimated at 4,088 people (4,339 in 2019 and 4,288 in 2018).

5.3 Amortization, depreciation and impairment of tangible assets and mineral interests

The amortization, depreciation and impairment of tangible assets and mineral interests are detailed as follows:

For the year ended December 31,
(M$)	2020	2019	2018
Depreciation and impairment of tangible assets	(21,188)	(14,640)	(13,364)
Amortization and impairment of mineral assets	(1,076)	(1,091)	(628)
TOTAL	(22,264)	(15,731)	(13,992)

Form 20-F 2020 TOTAL	F-31

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

Items related to balance sheet

5.4 Working capital

5.4.1 Inventories

Accounting principles

Inventories are measured in the Consolidated Financial Statements at the lower of historical cost or market value. Costs for petroleum and petrochemical products are determined according to the FIFO (First-In, First-Out) method or weighted-average cost method and other inventories are measured using the weighted-average cost method.

In addition stocks held for trading are measured at fair value less cost to sell.

Refining & Chemicals

Petroleum product inventories are mainly comprised of crude oil and refined products. Refined products principally consist of gasoline, distillate and fuel produced by the Group's refineries. The turnover of petroleum products does not exceed two months on average.

Crude oil costs include raw material and receiving costs. Refining costs principally include crude oil costs, production costs (energy, labor, depreciation of producing assets) and an allocation of production overheads (taxes, maintenance, insurance, etc.).

Costs of chemical product inventories consist of raw material costs, direct labor costs and an allocation of production overheads. Start-up costs, general administrative costs and financing costs are excluded from the costs of refined and chemicals products.

Marketing & Services

The costs of products refined by the Group’s entities include mainly raw materials costs, production costs (energy, labor, depreciation of producing assets), primary costs of transport and an allocation of production overheads (taxes, maintenance, insurance, etc.).

General administrative costs and financing costs are excluded from the cost price of refined products.

Product inventories purchased from entities external to the Group are valued at their purchase cost plus primary costs of transport.

Carbon dioxide emission rights generated as part of the EU Emission Trading scheme (EU ETS)

In the absence of a current IFRS standard or interpretation on accounting for emission rights of carbon dioxide generated as part of the EU Emission Trading scheme (EU ETS), the following principles are applied:

-    Emission rights are managed as a cost of production and as such are recognized in inventories:

-Emission rights allocated for free are booked in inventories with a nil carrying amount;
-Purchased emission rights are booked at acquisition cost;
-Sales or annual surrender of emission rights result in decreases in inventories valued at weighted average cost;
-If the carrying amount of inventories at closing date is higher than the market value, an impairment loss is recorded.

-    At each closing, a provision is recorded in order to materialize the obligation to surrender emission rights related to the emissions of the period. This provision is calculated based on estimated emissions of the period, valued at weighted average cost of the inventories at the end of the period. It is reversed when the emission rights are surrendered;

-    If emission rights to be surrendered at the end of the compliance period are higher than emission rights recorded in inventories, the shortage is accounted for as a liability at market value;

-    Forward transactions are recognized at their fair market value in the balance sheet. Changes in the fair value of such forward transactions are recognized in the statement of income.

Energy savings certificates

In the absence of current IFRS standards or interpretations on accounting for energy savings certificates (ESC), the following principles are applied:

-    If the obligations linked to the sales of energy are greater than the number of ESC’s held then a liability is recorded. These liabilities are valued based on the price of the last transactions;

-    In the event that the number of ESC’s held exceeds the obligation at the balance sheet date this is accounted for as inventory. Otherwise a valuation allowance is recorded ;

-    ESC inventories are valued at weighted average cost (acquisition cost for those ESC’s acquired or cost incurred for those ESC’s generated internally).

If the carrying value of the inventory of certificates at the balance sheet date is higher than the market value, an impairment loss is recorded.

F-32	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

As of December 31, 2020		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	1,818	(1)	1,817
Refined products	3,913	(68)	3,845
Chemicals products	1,330	(102)	1,228
Trading inventories	5,130	—	5,130
Other inventories	3,824	(1,114)	2,710
TOTAL	16,015	(1,285)	14,730

As of December 31, 2019		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	2,381	(14)	2,367
Refined products	5,326	(45)	5,281
Chemicals products	1,448	(91)	1,357
Trading inventories	5,500	–	5,500
Other inventories	3,651	(1,024)	2,627
TOTAL	18,306	(1,174)	17,132

As of December 31, 2018		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	2,382	(110)	2,272
Refined products	5,464	(242)	5,222
Chemicals products	1,087	(54)	1,033
Trading inventories	3,918	–	3,918
Other inventories	3,372	(937)	2,435
TOTAL	16,223	(1,343)	14,880

Changes in the valuation allowance on inventories are as follows:

			Currency
	Valuation		translation	Valuation
	allowance as of		adjustment and	allowance as of
For the year ended December 31, (M$)	January 1,	Increase (net)	other variations	December 31,
2020	(1,174)	(85)	(26)	(1,285)
2019	(1,343)	205	(36)	(1,174)
2018	(1,007)	(359)	23	(1,343)

5.4.2 Accounts receivable and other current assets

As of December 31, 2020		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	14,899	(831)	14,068
Recoverable taxes	3,598	(67)	3,531
Other operating receivables	8,251	(208)	8,043
Prepaid expenses	1,801	—	1,801
Other current assets	53	—	53
Other current assets	13,703	(275)	13,428

As of December 31, 2019		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	19,162	(674)	18,488
Recoverable taxes	4,209	(95)	4,114
Other operating receivables	11,746	(240)	11,506
Prepaid expenses	1,336	—	1,336
Other current assets	57	—	57
Other current assets	17,348	(335)	17,013

Form 20-F 2020 TOTAL	F-33

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

As of December 31, 2018		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	17,894	(624)	17,270
Recoverable taxes	4,090	–	4,090
Other operating receivables	10,306	(573)	9,733
Prepaid expenses	837	–	837
Other current assets	64	–	64
Other current assets	15,297	(573)	14,724

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

			Currency
	Valuation		translation	Valuation
	allowance as of		adjustments and	allowance as of
For the year ended December 31, (M$)	January 1,	Increase (net)	other variations	December 31,
Accounts receivable
2020	(674)	(107)	(50)	(831)
2019	(624)	(89)	39	(674)
2018	(576)	(62)	14	(624)
Other current assets
2020	(335)	37	23	(275)
2019	(573)	(46)	284	(335)
2018	(461)	(148)	36	(573)

As of December 31, 2020, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $4,197 million, of which $2,140 million was due in less than 90 days, $239 million was due between 90 days and 6 months, $553 million was due between 6 and 12 months and $1,265 million was due after 12 months.

As of December 31, 2019, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $3,760 million, of which $2,089 million was due in less than 90 days, $357 million was due between 90 days and 6 months, $402 million was due between 6 and 12 months and $912 million was due after 12 months.

As of December 31, 2018, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $3,767 million, of which $1,993 million was due in less than 90 days, $273 million was due between 90 days and 6 months, $450 million was due between 6 and 12 months and $1,051 million was due after 12 months.

5.4.3 Other creditors and accrued liabilities

As of December 31, (M$)	2020	2019	2018
Accruals and deferred income	842	522	546
Payable to States (including taxes and duties)	5,734	7,438	6,861
Payroll	1,587	1,527	1,553
Other operating liabilities	14,302	16,262	13,286
TOTAL	22,465	25,749	22,246

As of December 31, 2020, the heading “Other operating liabilities” includes mainly the second quarterly interim dividend for the fiscal year 2020 for $2,129 million, which was paid in January 2021 and the third quarterly interim dividend for the fiscal year 2020 for $2,149 million, which will be paid in April 2021.

As of December 31, 2019, the heading "Other operating liabilities" included mainly the second quarterly interim dividend for the fiscal year  2019 for $1,918 million, which was paid in January 2020 and the third quarterly interim dividend for the fiscal year 2019 for $2,038 million, which was paid in April 2020.

As of December 31, 2018, the heading “Other operating liabilities” included mainly the second quarterly interim dividend for the fiscal year 2018 for $1,911 million, which was paid in January 2019 and the third quarterly interim dividend for the fiscal year 2018 for $1,912 million, which was paid in April 2019.

F-34	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 5 and 6

Items related to the cash flow statement

5.5 Cash flow from operating activities

Accounting principles

The Consolidated Statement of Cash Flows prepared in currencies other than dollar has been translated into dollars using the exchange rate on the transaction date or the average exchange rate for the period. Currency translation differences arising from the translation of monetary assets and liabilities denominated in foreign currency into dollars using the closing exchange rates are shown in the Consolidated Statement of Cash Flows under “Effect of exchange rates”. Therefore, the Consolidated Statement of Cash Flows will not agree with the figures derived from the Consolidated Balance Sheet.

The following table gives additional information on cash paid or received in the cash flow from operating activities.

Detail of interest, taxes and dividends

For the year ended December 31, (M$)	2020	2019	2018
Interests paid	(2,145)	(2,181)	(1,818)
Interests received	197	210	164
Income tax paid(a)	(2,858)	(5,293)	(5,024)
Dividends received	1,444	1,988	2,456
(a)	These amounts include taxes paid in kind under production-sharing contracts in exploration and production activities.

Detail of changes in working capital

For the year ended December 31, (M$)	2020	2019	2018
Inventories	2,274	(2,071)	1,430
Accounts receivable	4,818	(933)	(1,461)
Other current assets	3,374	(2,001)	(364)
Accounts payable	(5,355)	1,998	(822)
Other creditors and accrued liabilities	(3,242)	1,289	1,986
NET AMOUNT, DECREASE (INCREASE)	1,869	(1,718)	769

Detail of changes in provisions and deferred taxes

As of December 31, (M$)	2020	2019	2018
Accruals	350	403	(432)
Deferred taxes	(2,132)	(461)	(455)
TOTAL	(1,782)	(58)	(887)

NOTE 6 Other items from operating activities

6.1 Other income and other expense

For the year ended December 31, (M$)	2020	2019	2018
Gains on disposal of assets	961	670	1,041
Foreign exchange gains	746	238	252
Other	530	255	545
OTHER INCOME	2,237	1,163	1,838

Losses on disposal of assets	(52)	(56)	(111)
Foreign exchange losses	(320)	(463)	(444)
Amortization of other intangible assets (excl. mineral interests)	(343)	(266)	(225)
Other	(791)	(407)	(493)
OTHER EXPENSE	(1,506)	(1,192)	(1,273)

Form 20-F 2020 TOTAL	F-35

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 6

Other income

In 2020, gains on disposal of assets are mainly related to the sale of non-strategic assets in the British North Sea in the Exploration & Production segment, to the sale of group’s interest in the Fos Cavaou regasification terminal in France and the sale of infrastructure assets in the Integrated Gas Renewables & Power segment, as well as to the sale of real estate in Belgium in the Holding segment.

In 2019, gains on disposal of assets mainly related to the sale of assets and interests in Norway in the Exploration & Production segment, to the sale of Hazira and SunPower assets in the Integrated Gas Renewables & Power segment and the sale of assets in China in the Refining & Chemicals segment.

In 2018, gains on disposal of assets mainly related to the sale of assets and interests in Norway, Canada and Gabon in the Exploration & Production segment, to the sale of Dunkerque LNG SAS and SunPower assets in the Integrated Gas Renewables & Power segment and the sale of TotalErg and Total Haiti in the Marketing & Services segment.

Other expense

In 2020, the heading “Other” notably consists of restructuring charges in the Exploration & Production, Integrated Gas Renewables & Power and Refining & Chemicals segments for an amount of $312 million, and of the impairment of non-consolidated shares and loans granted to non-consolidated subsidiaries for an amount of $64 million.

In 2019, the heading “Other” notably consisted of restructuring charges in the Exploration & Production, Integrated Gas Renewables & Power and Refining & Chemicals segments for an amount of $96 million, and of the revaluation at fair value of non-consolidated shares for $94 million.

In 2018, the heading “Other” mainly consisted of restructuring charges in the Exploration & Production, Integrated Gas Renewables & Power and Refining & Chemicals segments for an amount of $179 million, and of the impairment of non-consolidated shares and loans granted to non-consolidated subsidiaries and equity affiliates for $77 million.

6.2 Other financial income and expense

As of December 31, (M$)	2020	2019	2018
Dividend income on non-consolidated subsidiaries	160	178	171
Capitalized financial expenses	110	227	519
Other	644	387	430
OTHER FINANCIAL INCOME	914	792	1,120
Accretion of asset retirement obligations	(607)	(639)	(530)
Other	(83)	(125)	(155)
OTHER FINANCIAL EXPENSE	(690)	(764)	(685)

6.3 Other non-current assets

As of December 31, 2020		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,731	(273)	2,458
Other non-current financial assets related to operational activities	287	—	287
Other	65	—	65
TOTAL	3,083	(273)	2,810

As of December 31, 2019		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,248	(266)	1,982
Other non-current financial assets related to operational activities	332	–	332
Other	101	–	101
TOTAL	2,681	(266)	2,415

As of December 31, 2018		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,180	(303)	1,877
Other non-current financial assets related to operational activities	471	–	471
Other	161	–	161
TOTAL	2,812	(303)	2,509
(a)	Excluding loans to equity affiliates.

F-36	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

Changes in the valuation allowance on loans and advances are detailed as follows:

				Currency
	Valuation			translation	Valuation
For the year ended December 31,	allowance as of			adjustment and	allowance as of
(M$)	January 1,	Increases	Decreases	other variations	December 31,
2020	(266)	(30)	15	8	(273)
2019	(303)	(7)	43	1	(266)
2018	(359)	(5)	35	26	(303)

NOTE 7 Intangible and tangible assets

7.1 Intangible assets

Accounting principles
Goodwill

Guidance for measuring goodwill is presented in Note 1.1 paragraph B to the Consolidated Financial Statements. Goodwill is not amortized but is tested for impairment at least annually and as soon as there is any indication of impairment.

Mineral interests

Unproved mineral interests are tested for impairment based on the results of the exploratory activity or as part of the impairment tests of the cash-generating units to which they are allocated.

Unproved mineral interests are transferred to proved mineral interests at their net book value as soon as proved reserves are booked.

Proved mineral interests are depreciated using the unit-of-production method based on proved reserves.

The corresponding expense is recorded as depreciation of tangible assets and mineral interests.

Other intangible assets

Other intangible assets include patents, and trademarks.

Intangible assets are carried at cost, after deducting any accumulated amortization and accumulated impairment losses.

Intangible assets (excluding mineral interests) that have a finite useful life are amortized on a straight-line basis over three to twenty years depending on the useful life of the assets. The corresponding depreciation expense is recorded under other expense.

.

As of December 31, 2020		Amortization and
(M$)	Cost	impairment	Net
Goodwill	9,738	(931)	8,807
Proved mineral interests	16,559	(9,595)	6,964
Unproved mineral interests	20,300	(4,790)	15,510
Other intangible assets	7,212	(4,965)	2,247
TOTAL INTANGIBLE ASSETS	53,809	(20,281)	33,528

As of December 31, 2019		Amortization and
(M$)	Cost	impairment	Net
Goodwill	9,357	(1,011)	8,346
Proved mineral interests	15,966	(8,741)	7,225
Unproved mineral interests	20,138	(4,558)	15,580
Other intangible assets	5,743	(3,716)	2,027
TOTAL INTANGIBLE ASSETS	51,204	(18,026)	33,178

As of December 31, 2018		Amortization and
(M$)	Cost	impairment	Net
Goodwill	9,188	(1,014)	8,174
Proved mineral interests	14,775	(7,947)	6,828
Unproved mineral interests	16,712	(4,491)	12,221
Other intangible assets	5,824	(4,125)	1,699
TOTAL INTANGIBLE ASSETS	46,499	(17,577)	28,922

Form 20-F 2020 TOTAL	F-37

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

Change in net intangible assets is analyzed in the following table:

					Currency
	Net amount as of			Amortization and	translation		Net amount as of
(M$)	January 1,	Expenditures	Disposals	impairment	adjustment	Other	December 31,
2020	33,178	784	(277)	(1,430)	305	968	33,528
2019	28,922	1,087	(118)	(1,359)	(95)	4,741	33,178
2018	14,587	3,745	(28)	(852)	(351)	11,821	28,922

In 2020, the heading “Amortization and impairment" includes the accounting impact of exceptional asset impairments for an amount of $323 million (see note 3 paragraph D to the Consolidated Financial Statements).

In 2020, the heading “Other” principally corresponds to the effect of the variations in the consolidation scope (including the acquisition of the residential gas and electricity supply business in Spain) for $898 million.

In 2019, the heading "Amortization and impairment" included the accounting impact of exceptional asset impairments for an amount of $251 million (see note 3 paragraph D to the Consolidated Financial Statements).

In 2019, the heading "Other" principally corresponded to the effect of the entries in the consolidation scope (including the assets of Anadarko in Mozambique) for $3,887 million.

In 2018, the heading “Amortization and impairment" included the accounting impact of exceptional asset impairments for an amount of $67 million (see note 3 paragraph D to the Consolidated Financial Statements).

In 2018, the heading "Other" principally corresponded to the effect of the entries in the consolidation scope (including Maersk Oil, Global LNG and Direct Energie) for $12,044 million.

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2020 is as follows:

	Net goodwill as of				Net goodwill as of
(M$)	January 1, 2020	Increases	Impairments	Other	December 31, 2020
Exploration & Production	2,642	–	–	(4)	2,638
Integrated Gas, Renewables & Power	4,774	401	–	72	5,247
Refining & Chemicals	523	17	–	(6)	534
Marketing & Services	379	–	–	(22)	357
Corporate	28	–	–	3	31
TOTAL	8,346	418	–	43	8,807

The heading “Increases” includes the effect of entries in the consolidation scope, mainly the acquisition in Spain of the gas and electricity residential supply for an amount of $345 million (see Note 2 paragraph 2 to the Consolidated Financial Statements).

F-38	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

7.2 Property, plant and equipment

Accounting principles

Exploration costs

The Group applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the Successful Efforts method.

Exploratory wells are capitalized and tested for impairment on an individual basis as follows:

-      Costs of exploratory wells which result in proved reserves are capitalized and then depreciated using the unit-of-production method based on proved developed reserves;

-      Costs of exploratory wells are temporarily capitalized until proved reserves have been found, if both of the following conditions are met:

●      The well has found a sufficient quantity of reserves to justify, if appropriate, its completion as a producing well, assuming that the required capital expenditures are made;

●      The Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Group is waiting for governmental or other third-party authorization on a proposed project, or availability of capacity on an existing transport or processing facility.

Costs of exploratory wells not meeting these conditions are charged to exploration costs.

Oil and Gas production assets of exploration and production activities

Development costs of oil and gas production facilities are capitalized. These costs include borrowing costs incurred during the period of construction and the present value of estimated future costs of asset retirement obligations.

The depletion rate of development wells and of production assets is equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).

In the event that, due to the price effect on reserves evaluation, the unit-of-production method does not reflect properly the useful life of the asset, an alternative depreciation method is applied based on the reserves evaluated with the price of the previous year. This is the case in 2020 where the method of unit-of-production depreciation is applied to all assets in 2020 based on proven reserves measured with the price used in 2019. This method complies with IAS16.

With respect to phased development projects or projects subject to progressive well production start-up, the fixed assets’ depreciable amount, excluding production or service wells, is adjusted to exclude the portion of development costs attributable to the undeveloped reserves of these projects.

With respect to production sharing contracts, the unit-of-production method is based on the portion of production and reserves assigned to the Group taking into account estimates based on the contractual clauses regarding the reimbursement of exploration, development and production costs (cost oil/gas) as well as the sharing of hydrocarbon rights after deduction of cost oil (profit oil/gas).

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

Other property, plant and equipment

Other property, plant and equipment are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses. This cost includes borrowing costs directly attributable to the acquisition or production of a qualifying asset incurred until assets are placed in service. Borrowing costs are capitalized as follows:

●      if the project benefits from a specific funding, the capitalization of borrowing costs is based on the borrowing rate;

●      if the project is financed by all the Group’s debt, the capitalization of borrowing costs is based on the weighted average borrowing cost for the period.

Routine maintenance and repairs are charged to expense as incurred. The costs of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two consecutive major turnarounds.

Other property, plant and equipment are depreciated using the straight-line method over their useful lives, which are as follows:

● Furniture, office equipment, machinery and tools	3-12 years
● Transportation equipment	5-20 years
● Storage tanks and related equipment	10-15 years
● Specialized complex installations and pipelines	10-30 years
● Buildings	10-50 years

Form 20-F 2020 TOTAL	F-39

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

As of December 31, 2020		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	215,892	(147,914)	67,978
Unproved properties	2,978	(268)	2,710
Work in progress	13,873	(861)	13,012
Subtotal	232,743	(149,043)	83,700
Other property, plant and equipment
Land	2,999	(905)	2,094
Machinery, plant and equipment (including transportation equipment)	39,506	(27,381)	12,125
Buildings	11,184	(6,858)	4,326
Work in progress	3,063	(1)	3,062
Other	10,983	(7,955)	3,028
Subtotal	67,735	(43,100)	24,635
TOTAL PROPERTY, PLANT AND EQUIPMENT	300,478	(192,143)	108,335

As of December 31, 2019		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	210,071	(130,134)	79,937
Unproved properties	2,160	(288)	1,872
Work in progress	12,056	(569)	11,487
Subtotal	224,287	(130,991)	93,296
Other property, plant and equipment
Land	2,826	(792)	2,034
Machinery, plant and equipment (including transportation equipment)	36,747	(25,548)	11,199
Buildings	10,519	(6,032)	4,487
Work in progress	2,501	(2)	2,499
Other	10,137	(7,244)	2,893
Subtotal	62,730	(39,618)	23,112
TOTAL PROPERTY, PLANT AND EQUIPMENT	287,017	(170,609)	116,408

As of December 31, 2018		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	192,272	(120,435)	71,837
Unproved properties	1,673	(152)	1,521
Work in progress	22,553	(1,128)	21,425
Subtotal	216,498	(121,715)	94,783
Other property, plant and equipment
Land	1,775	(648)	1,127
Machinery, plant and equipment (including transportation equipment)	34,564	(25,393)	9,171
Buildings	8,864	(5,640)	3,224
Work in progress	2,540	(2)	2,538
Other	9,171	(6,690)	2,481
Subtotal	56,914	(38,373)	18,541
TOTAL PROPERTY, PLANT AND EQUIPMENT	273,412	(160,088)	113,324

Change in net property, plant and equipment is analyzed in the following table:

					Currency
	Net amount as of			Depreciation and	translation		Net amount as of
(M$)	January 1,	Expenditures	Disposals	impairment	adjustment	Other	December 31,
2020	116,408	9,980	(611)	(21,544)	1,706	2,396	108,335
2019	113,324	11,426	(1,052)	(15,097)	(270)	8,077	116,408
2018	109,397	13,336	(2,494)	(13,732)	(1,454)	8,271	113,324

In 2020, the heading “Disposals” mainly includes the sale of non strategic assets in the United Kingdom for $240 million.

In 2020, the heading “Depreciation and impairment” includes the impact of impairments of assets recognized for an amount of $8,629 million (see Note 3 paragraph D to the Consolidated Financial Statements).

F-40	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

In 2020, the heading “Other” includes the effect of the entries and exits in the consolidation scope, the impact of the new IFRS 16 contracts of the period (mainly LNG carriers and FPSO vessels) for an amount of $1,815 million, and the reversal of the reclassification under IFRS 5 as at December 31, 2019 for $434 million corresponding to disposals (mainly non strategic assets in the United Kingdom and Total E&P Deep Offshore Borneo BV).

In 2019, the heading "Disposals" mainly included the impact of the 4% sale of Ichthys LNG in Australia.

In 2019, the heading "Depreciation and impairment" included the impact of impairments of assets recognized for an amount of $669 million (see Note 3 paragraph D to the Consolidated Financial Statements).

In 2019, the heading "Other" principally corresponded to the effect of the first application of IFRS 16 for an amount of $5,698 million, the entries in the consolidation scope (including Anadarko assets for $767 million) and the reversal of the reclassification under IFRS 5 as at December 31, 2018 for $812 million corresponding to disposals.

In 2018, the heading “Disposals” mainly included the impact of sales in the Exploration & Production segment (mainly Martin Linge in Norway and Fort Hills in Canada).

In 2018, the heading “Depreciation and impairment” included the impact of impairments of assets recognized for an amount of $1,707 million (see Note 3 paragraph D to the Consolidated Financial Statements).

In 2018, the heading “Other” principally corresponded to the effect of the entries in the consolidation scope (including Maersk, Lapa and Iara in Brazil and Direct Energie) for $6,987 million, to the reclassification of assets in accordance with IFRS 5 "Non-current assets held for sale and discontinued operations” (mainly related to the 4% sale of Ichthys for $(812) million) and the reversal of the reclassification under IFRS 5 as at December 31, 2017 for $2,604 million corresponding to disposals.

Following the application of IFRS 16 "Leases", property, plant and equipment as at December 31, 2020 and  2019 presented above include the following amounts for rights of use of assets:

As of December 31, 2020		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	2,758	(1,297)	1,461
Other property, plant and equipment
Land	1,187	(222)	965
Machinery, plant and equipment (including transportation equipment)	4,606	(1,631)	2,975
Buildings	1,778	(385)	1,393
Other	682	(286)	396
Subtotal	8,253	(2,524)	5,729
TOTAL PROPERTY, PLANT AND EQUIPMENT	11,011	(3,821)	7,190

As of December 31, 2019		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	2,482	(517)	1,965
Other property, plant and equipment
Land	1,031	(104)	927
Machinery, plant and equipment (including transportation equipment)	3,527	(999)	2,528
Buildings	1,545	(201)	1,344
Other	483	(134)	349
Subtotal	6,586	(1,438)	5,148
TOTAL PROPERTY, PLANT AND EQUIPMENT	9,068	(1,955)	7,113

Property, plant and equipment as at December 31, 2018 presented above include the following amounts for facilities and equipment under finance leases:

As of December 31, 2018		Depreciation and
(M$)	Cost	impairment	Net
Machinery, plant and equipment	1,778	(605)	1,173
Buildings	121	(56)	65
Other	543	(83)	460
Total	2,442	(744)	1,698

Form 20-F 2020 TOTAL	F-41

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

NOTE 8 Equity affiliates, other investments and related parties

8.1 Equity affiliates: investments and loans

Accounting principles

Under the equity method, the investment in the associate or joint venture is initially recognized at acquisition cost and subsequently adjusted to recognize the Group’s share of the net income and other comprehensive income of the associate or joint venture.

Unrealized gains on transactions between the Group and its equity-accounted entities are eliminated to the extent of the Group’s interest in the equity accounted entity.
In equity affiliates, goodwill is included in investment book value.

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

The contribution of equity affiliates in the consolidated balance sheet, consolidated statement of income and consolidated statement of comprehensive income is presented below:

Equity value
As of December 31,
(M$)	2020	2019	2018
Total Associates	15,745	17,026	13,330
Total Joint ventures	7,102	6,097	5,359
Total	22,847	23,123	18,689
Loans	5,129	3,999	4,755
TOTAL	27,976	27,122	23,444

Profit/(loss)
(M$)	2020	2019	2018
Total Associates	753	2,534	2,329
Total Joint ventures	(301)	872	841
TOTAL	452	3,406	3,170

Other comprehensive income
(M$)	2020	2019	2018
Total Associates	(1,704)	592	(461)
Total Joint ventures	(127)	(184)	(79)
TOTAL	(1,831)	408	(540)

F-42	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

A) Information related to associates

Information (100% gross) related to significant associates is as follows:

Exploration and production activites	Novatek(a)			Liquefaction entities			PetroCedeño(a)
(M$)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Non current assets	23,748	24,081	14,639	34,273	30,578	28,664	4,008	3,994	4,324
Current assets	4,170	6,898	4,545	7,537	9,994	9,358	6,428	7,457	5,580
Total Assets	27,918	30,979	19,184	41,810	40,572	38,022	10,436	11,451	9,904
Shareholder’s equity	22,160	24,884	14,163	23,403	23,640	22,615	4,548	4,548	4,581
Non current liabilities	3,164	3,727	3,086	13,608	11,445	9,826	73	76	20
Current liabilities	2,594	2,368	1,935	4,799	5,487	5,581	5,815	6,827	5,303
Total Liabilities	27,918	30,979	19,184	41,810	40,572	38,022	10,436	11,451	9,904
Revenue from sales	9,733	13,227	13,415	15,584	22,684	25,644	66	356	1,629
Net income	1,759	8,260	4,636	2,416	5,692	7,408	—	(33)	122
Other comprehensive income	(3,206)	1,807	(2,545)	—	—	—	—	—	–
% owned	19.40%	19.40%	19.40%				30.32%	30.32%	30.32%
Revaluation identifiable assets on equity affiliates	1,297	1,641	1,556	1,837	1,714	44	—	—	—
Equity value	5,596	6,469	4,303	5,534	5,493	3,758	1,379	1,379	1,389
Profit/(loss)	264	1,508	794	237	637	874	—	(10)	37
Share of Other Comprehensive Income, net amount	(1,409)	634	(540)	(122)	23	49	—	—	—
Dividends paid to the Group	229	266	151	406	752	816	—	—	218
(a)	Information includes the best Group’s estimates of results at the date of TOTAL's financial statements.

Novatek, listed in Moscow and London, is the 2nd largest producer of natural gas in Russia. The Group share of Novatek’s market value amounted to $9,951 million as at December 31, 2020. Novatek is consolidated by the equity method. TOTAL, in fact, exercises significant influence particularly through its representation on the Board of Directors of Novatek and its interest in Yamal LNG and the project Arctic LNG 2.

The Group is not aware of significant restrictions limiting the ability of OAO Novatek to transfer funds to its shareholder, be it under the form of dividends, repayment of advances or loans made.

The Group’s interests in associates operating liquefaction plants are combined. The amounts include investments in: Nigeria LNG (15.00%), Angola LNG (13.60%), Yemen LNG (39.62%), Qatar Liquefied Gas Company Limited (Qatargas) (10.00%), Qatar Liquefied Gas Company Limited II  (16.70%), Oman LNG (5.54%), and Abu Dhabi Gas Liquefaction Company Limited (5.00%), Arctic LNG 2 (10.00%).

PetroCedeño produces and upgrades extra-heavy crude oil in Venezuela.

	Saudi Aramco Total
Refining & Chemicals activities	Refining & Petrochemicals			Qatar
(M$)	2020	2019	2018	2020	2019	2018
Non current assets	10,698	10,976	11,281	4,105	4,160	3,968
Current assets	1,211	1,793	2,069	1,521	1,571	1,741
Total Assets	11,909	12,769	13,350	5,626	5,731	5,709
Shareholder’s equity	1,256	2,113	2,412	2,717	2,676	2,748
Non current liabilities	7,994	8,098	8,398	2,171	2,150	1,914
Current liabilities	2,659	2,558	2,540	738	905	1,047
Total Liabilities	11,909	12,769	13,350	5,626	5,731	5,709
Revenue from sales	6,031	10,522	11,886	5,222	8,225	9,929
Net income	(686)	(171)	122	91	42	409
Other comprehensive income	(171)	(124)	16	—	111	(21)
% owned	37.50%	37.50%	37.50%
Revaluation identifiable assets on equity affiliates	—	—	—	—	—	—
Equity value	471	792	905	716	706	740
Profit/(loss)	(257)	(64)	46	57	91	198
Share of Other Comprehensive Income, net amount	(128)	(33)	40	(16)	14	6
Dividends paid to the Group	—	—	56	63	159	271

Saudi Aramco Total Refining & Petrochemicals is an entity including a refinery in Jubail, Saudi Arabia, with a capacity of 460,000 barrels/day with integrated petrochemical units.

The Group’s interests in associates of the Refining & Chemicals segment, operating steam crackers and polyethylene lines in Qatar have been combined: Qatar Petrochemical Company Ltd. (20.00%), Qatofin (49.09%), Laffan Refinery (10.00%) and Laffan Refinery II (10.00%).

Form 20-F 2020 TOTAL	F-43

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

B) Information related to joint ventures

The information (100% gross) related to significant joint ventures is as follows:

	Liquefaction entities			Hanwha Total Petrochemicals
	(Integrated Gas, Renewables & Power)			(Refining & Chemicals)
(M$)	2020	2019	2018	2020	2019	2018
Non current assets	70,425	70,279	68,003	4,664	4,310	4,017
Current assets excluding cash and cash equivalents	1,513	1,866	1,928	1,575	1,842	2,180
Cash and cash equivalents	1,834	1,678	339	303	322	237
Total Assets	73,772	73,823	70,270	6,542	6,474	6,434
Shareholder’s equity	4,433	7,151	7,059	3,443	3,319	3,534
Other non current liabilities	8,259	6,864	3,472	167	150	157
Non current financial debts	58,128	56,379	56,841	1,703	1,761	1,418
Other current liabilities	2,952	3,429	2,898	583	756	725
Current financial debts	–	–	–	646	488	600
Total Liabilities	73,772	73,823	70,270	6,542	6,474	6,434
Revenue from sales	8,543	9,240	2,908	5,734	8,437	10,191
Depreciation and depletion of tangible assets and mineral interests	(3,130)	(3,040)	(1,227)	(278)	(256)	(269)
Interest income	2	5	119	–	–	9
Interest expense	(2,972)	(2,993)	(670)	(2)	(14)	(5)
Income taxes	77	(270)	(386)	(69)	(124)	(310)
Net income	(2,399)	383	2,029	133	302	754
Other comprehensive income	(323)	(429)	132	194	(116)	(169)
% owned				50.00%	50.00%	50.00%
Revaluation identifiable assets on equity affiliates	546	660	683	–	–	–
Equity value	1,602	2,318	2,404	1,721	1,660	1,767
Profit/(loss)	(633)	(19)	192	67	150	377
Share of Other Comprehensive Income, net amount	(84)	(112)	40	87	(68)	(67)
Dividends paid to the Group	–	–	–	102	200	332

The Group’s interests in joint ventures operating liquefaction plants have been combined. The amounts include investments in Yamal LNG in Russia (20.02% direct holding) and Ichthys LNG in Australia (26.00%).

Hanwha Total Petrochemicals is a South Korean company that operates a petrochemical complex in Daesan (condensate separator, steam cracker, styrene, paraxylene, polyolefins).

Off balance sheet commitments relating to joint ventures are disclosed in Note 13 of the Consolidated Financial Statements.

C) Other equity consolidated affiliates

In Group share, the main aggregated financial items in equity consolidated affiliates including assets held for sale, which have not been presented individually are as follows:

	2020		2019		2018
As of December 31,		Joint		Joint		Joint
(M$)	Associates	ventures	Associates	ventures	Associates	ventures
Non Current assets	5,454	7,002	5,435	4,287	4,512	2,487
Current assets	1,299	1,671	1,357	1,276	1,263	752
TOTAL ASSETS	6,753	8,673	6,792	5,563	5,775	3,239
Shareholder's equity	1,183	1,963	1,405	1,437	1,438	1,108
Non current liabilities	4,881	5,469	4,412	3,091	3,254	1,585
Current liabilities	689	1,241	975	1,035	1,083	546
TOTAL LIABILITIES	6,753	8,673	6,792	5,563	5,775	3,239

	2020		2019		2018
For the year ended December 31,		Joint		Joint		Joint
(M$)	Associates	ventures	Associates	ventures	Associates	ventures
Revenues from sales	2,154	3,116	2,190	3,535	2,542	11,914
NET INCOME	478	202	383	288	380	281
Share of other comprehensive income items	(29)	(130)	(46)	(4)	(16)	(52)
Equity value	2,049	3,779	2,187	2,119	2,235	1,188
Profit/(Loss)	452	265	372	741	380	272
Dividends paid to the Group	409	59	362	50	416	49

F-44	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

8.2 Other investments

Accounting principles

Other investments are equity instruments and are measured according to IFRS 9 at fair value through profit and loss (default option). On initial recognition, the standard allows to make a choice and record the changes of fair value in other comprehensive income. For these securities, only dividends can be recognized in profit or loss.

The Group recognizes changes in fair value in equity or in profit or loss according to the option chosen on an instrument by instrument basis.

For quoted shares on active markets, this fair value is equal to the market price.

	As of			As of
As of December 31, 2020	January 1,	Increase -	Change in	December 31,
	2020	Decrease	fair value	2020
Enphase Energy Inc	173	(251)	691	613
Tellurian Investments Inc.	207	(1)	(149)	57
Other shares through fair value OCI (unit value < $50M)	126	(4)	(9)	113
Equity instruments recorded through fair value OCI	506	(256)	533	783
BBPP	62	(4)	–	58
BTC Limited	28	–	(1)	27
Tas Helat Marketing Company (a)	108	(108)	–	–
Other shares through fair value P&L (unit value < $50M)	1,074	84	(19)	1,139
Equity instruments recorded through fair value P&L	1,272	(28)	(20)	1,224
TOTAL EQUITY INSTRUMENTS	1,778	(284)	513	2,007
(a)	Tas Helat Marketing Company is a joint venture with SAUDI ARAMCO to develop the retail business. It was consolidated in 2020 (using the equity method).

	As of			As of
As of December 31, 2019	January 1,	Increase -	Change in	December 31,
	2019	Decrease	fair value	2019
Enphase Energy Inc	36	(5)	142	173
Tellurian Investments Inc.	207	–	–	207
Other shares through fair value OCI (unit value < $50M)	119	7	–	126
Equity instruments recorded through fair value OCI	362	2	142	506
BBPP	62	–	–	62
BTC Limited	50	–	(22)	28
Tas Helat Marketing Company (a)	–	108	–	108
Total Lubrificantes do Brasil (b)	111	(111)	–	–
Other shares through fair value P&L (unit value < $50M)	836	238	–	1,074
Equity instruments recorded through fair value P&L	1,059	235	(22)	1,272
TOTAL EQUITY INSTRUMENTS	1,421	237	120	1,778
(a)	Tas Helat Marketing Company is a joint venture with SAUDI ARAMCO to develop the retail business. It will be consolidated in 2020 (using the equity method).
(b)	Total Lubrificantes do Brasil was consolidated in 2019.

	As of			As of
As of December 31, 2018	January 1,	Increase -	Change in	December 31,
	2018	Decrease	fair value	2018
Tellurian Investments Inc.	207	–	–	207
Other shares through fair value OCI (unit value < $50M)	77	80	(2)	155
Equity instruments recorded through fair value OCI	284	80	(2)	362
BBPP	62	–	–	62
BTC Limited	55	–	(5)	50
DUNKERQUE LNG SAS	144	(217)	73	–
Total Lubrificantes do Brasil(a)	–	111	–	111
Other shares through fair value P&L (unit value < $50M)	1,182	(346)	–	836
Equity instruments recorded through fair value P&L	1,443	(452)	68	1,059
TOTAL EQUITY INSTRUMENTS	1,727	(372)	66	1,421
(a)	Total Lubrificantes do Brasil will be consolidated in 2019.

Form 20-F 2020 TOTAL	F-45

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

8.3 Related parties

The main transactions as well as receivable and payable balances with related parties (principally non-consolidated subsidiaries and equity consolidated affiliates) are detailed as follows:

As of December 31,
(M$)	2020	2019	2018
Balance sheet
Receivables
Debtors and other debtors	545	486	496
Loans (excl. loans to equity affiliates)	89	42	57
Payables
Creditors and other creditors	662	968	888
Debts	3	2	2

For the year ended December 31,
(M$)	2020	2019	2018
Statement of income
Sales	3,134	4,127	4,192
Purchases	(7,183)	(10,158)	(9,253)
Financial income	1	4	2
Financial expense	(6)	(4)	(5)

8.4 Compensation for the administration and management bodies

The aggregate amount of direct and indirect compensation accounted by the French and foreign affiliates of the Company, for all executive officers of TOTAL as of December 31 and for the members of the Board of Directors who are employees of the Group, is detailed below.

During the fiscal year 2020, the Company, taking into account the definition used by the US regulations applicable to Executive Officers and in the interest of harmonization, has chosen to reduce the list of its Executive Officers to the members of the Executive Committee in order to align this list with the list of “Persons Discharging Managerial Responsibilities" (PDMR) within the meaning of Article 19.5 of Regulation (EU) No. 596/2014 on Market Abuse ("Regulation"). For the purposes of this Regulation, PDMRs are defined as the persons referred to in Article L. 621-18-2 (a) of the French Monetary and Financial Code (the "Directors") and the persons referred to in Article L. 621-18-2 (b) of the same code that TOTAL SE has defined as the members of the TOTAL Executive Committee ("COMEX").

As of December 31, 2020, the Group executive officers are the members of the Executive Committee, i.e. eight people.

As of December 31, 2019, the Group executive officers included the members of the Executive Committee and the four directors of the corporate functions members of the Group Performance Management Committee (Communication, Legal, Health, Safety and Environment, Investor relations), and the Group Treasurer, i.e. thirteen people.

There are three employees members of the Board of Directors on December 31, 2020. They were two on December 31, 2019. The increase in the number of employees members results from the appointment of a second director representing employees on the Board of Directors in accordance with the French “Pacte law” of May 22, 2019.

For the year ended December 31,
(M$)	2020	2019	2018
Number of people	11	15	15
Direct or indirect compensation	12.6	15.0	17.7
Pension expenses (a)	1.5	(4.9)	2.5
Share-based payments expense (IFRS 2) (b)	7.2	8.7	12.6

(a)	The benefits provided for executive officers of the Group and the members of the Board of Directors, who are employees of the Group, include severance to be paid upon retirement, supplementary pension schemes and insurance plans, which represent $129.0 million provisioned as of December 31, 2020 (against $113.3 million as of December 31, 2019 and $117.0 million as of December 31, 2018). Converted into Euros, this commitment amounts to €105.2 million as of December 31, 2020 (against €100.8 million as of December 31, 2019 and €102.2 million as of December 31, 2018).
(b)	Share-based payments expense computed for the executive officers and the members of the Board of Directors who are employees of the Group and based on the principles of IFRS 2 “Share-based payments” described in Note 9.

Restating the 2019 and 2018 data, to the scope of the main Group of executive officers as defined in 2020, the detail of the compensation is as follows:

For the year ended December 31,
(M$)	2020	2019	2018
Number of people	11	10	9
Direct or indirect compensation	12.6	12.0	14.0
Pension expenses	1.5	(2.4)	1.4
Share-based payments expense (IFRS 2)	7.2	7.7	12.1

The compensation allocated to members of the Board of Directors for directors’ fees totaled $1.44 million in 2020 ($1.57 million in 2019 and $1.65 million in 2018).

F-46	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

NOTE 9 Shareholders’ equity and share-based payments

9.1 Shareholders’ equity

Number of TOTAL shares and rights attached

As of December 31, 2020, the share capital of TOTAL SE amounts to €6,632,810,062.50, divided into 2,653,124,025 shares, with a par value of €2.50. There is only one category of shares. The shares may be held in either registered or bearer form.

The authorized share capital amounts to 3,668,371,962 shares as of December 31, 2020 compared to 3,593,399,547 shares as of December 31, 2019 and 3,669,077,772 shares as of December 31, 2018.

A double voting right is assigned to shares that are fully-paid and held in registered form in the name of the same shareholder for at least two years, with due consideration for the total portion of the share capital represented. A double voting right is also assigned, in the event of an increase in share capital by incorporation of reserves, profits or premiums, to registered shares granted for free to a shareholder due to shares already held that are entitled to this right.

Pursuant to the Company's bylaws (Statutes), no shareholder may cast a vote at a Shareholders' Meeting, either by himself or through an agent, representing more than 10% of the total voting rights for the Company's shares. This limit applies to the aggregated amount of voting rights held directly, indirectly or through voting proxies. However, in the case of double voting rights, this limit may be extended up to 20%  of the total voting rights for the Company's shares.

These restrictions no longer apply if any individual or entity, acting alone or in concert, acquires at least two-thirds of the total share capital of the Company, directly or indirectly, following a public tender offer for all of the Company’s shares.

Share cancellation

The Board of Directors, pursuant to the authorization granted by the Extraordinary Shareholders’ Meeting on May 26, 2017, in the thirteenth resolution to reduce, on one or more occasions, the Company’s share capital by cancelling shares, in accordance with the provisions of Articles L. 225-209 and L. 225-213 of the French Commercial Code, has proceeded with the following cancellation of TOTAL shares:

					Percentage
		Number of shares	Buybacks for the purpose of		of the share
Fiscal	Board of Directors’	bought back and	cancellation of the	the shareholder	capital
year	decision date	cancelled	dilution(a)	return policy(b)	cancelled(c)
2020			n/a(d)
2019	December 11, 2019	65,109,435 shares bought back between October 29, 2018 and September 9, 2019	34,860,133 shares issued as payment for the 1st, 2nd and 3rd 2018 interim dividends	30,249,302 shares	2.44%
2018	December 12, 2018	44,590,699 shares bought back between February 9 and October 11, 2018	28,445,840 shares issued as payment for the 2nd and 3rd interim dividends as well as for the final 2017 dividends	16,144,859 shares	1.66%
(a)	Cancellation of the dilution for the shares issued, without discount, for the scrip dividend.
(b)	Within the framework of the $5 billion share buyback program over the 2018-2020 period. On March 23, 2020, in the context of the COVID-19 pandemic and the fall in the oil prices, TOTAL SE announced the suspension of its buyback programme. The Company had previously announced a $2 billion share buyback target for 2020 in a 60 $/b environment and has bought back $554 million.
(c)	Percentage of the share capital that the cancelled shares represented on the operations’ date.
(d)	TOTAL SE did not cancel any shares in the fiscal year 2020.

Form 20-F 2020 TOTAL	F-47

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Variation of the number of shares composing the share capital

As of December 31, 2017 (a)		2,528,989,616
	2018 Capital increase reserved for employees	9,354,889
	Capital increase as payment of the scrip dividend (second, third interim and final 2017 dividend, as well as the first 2018 interim dividend)	47,229,037
	Exercise of TOTAL share subscription options	2,096,571
	Capital increase in consideration for the acquisition of Maersk Olie og Gas A/S	97,522,593
	Capital reduction by cancellation of treasury shares	(44,590,699)
As of December 31, 2018(b)		2,640,602,007
	2019 Capital increase reserved for employees	10,047,337
	Capital increase as payment of the scrip dividend (second and third 2018 interim dividend)	16,076,936
	Exercise of TOTAL share subscription options	264,230
	Capital reduction by cancellation of treasury shares	(65,109,435)
As of December 31, 2019(c)		2,601,881,075
	Deferred contribution pursuant to the 2015 capital increase reserved for employees	18,879
	2020 Capital increase reserved for employees	13,160,383
	Capital increase as payment of the scrip dividend (final 2019 dividend)	38,063,688
AS OF DECEMBER 31, 2020 (d)		2,653,124,025
(a)	Including 8,376,756 treasury shares deducted from consolidated shareholders’ equity.
(b)	Including 32,473,281 treasury shares deducted from consolidated shareholders’ equity.
(c)	Including 15,474,234 treasury shares deducted from consolidated shareholders’ equity.

(d)Including 24,392,703 treasury shares deducted from consolidated shareholders’ equity.

Capital increase reserved for Group employees

The Extraordinary General Meeting (“EGM”) of May 29, 2020, in its twentieth resolution, granted the authority to the Board of Directors to carry out, a capital increase, in one or more occasions within a maximum period of twenty-six months, reserved to members (employees and retirees) of a company or group savings plan of the Company (“ESOP”).

In fiscal year 2020, the Board of Directors of September 16, 2020, by virtue of the twentieth resolution above-mentioned, decided to proceed with a capital increase reserved for Group employees and retirees within the limit of 18 million shares with immediate dividend rights. On this occasion, the Board of Directors has granted all powers to the Chairman and Chief Executive Officer to determine the opening and closing dates of the subscription period and the subscription price. This capital increase is expected to be completed after the General Meeting of May 28, 2021.

During the fiscal years 2018, 2019 and 2020, the Company completed the following ESOP, which terms are set out below:

Fiscal year	2020	2019	2018
Date of the ESOP	June 11, 2020	June 6, 2019	May 3, 2018
By virtue of	18th resolution of the EGM of June 1, 2018	18th resolution of the EGM of June 1, 2018	23rd resolution of the EGM of May 24, 2016
Subscriptions
Number of shares subscribed	12,952,925	9,845,111	9,174,817
Subscription price	26.20 euros	40.10 euros	37.20 euros
Free shares
Number of shares granted	207,458	202,226	180,072
By virtue of	19th resolution of the EGM of June 1, 2018	19th resolution of the EGM of June 1, 2018	24th resolution of the EGM of June 24, 2016
Deferred contribution
Number of shares granted	1,380	5,932	6,784
Number of beneficiaries	276	1,187	1,360
End of the acquisition period	June 11, 2025	June 6, 2024	May 3, 2023

F-48	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Treasury shares

Accounting principles

Treasury shares held by TOTAL SE or by its subsidiaries are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.

TOTAL shares held by TOTAL SE

As of December 31,	2020	2019	2018
Number of treasury shares held by TOTAL SE	24,392,703	15,474,234	32,473,281
Percentage of share capital	0.92%	0.59%	1.23%
Of which shares acquired with the intention to cancel them	23,284,409	11,051,144	27,360,278
Of which shares allocated to TOTAL share performance plans for Group employees	1,055,446	4,357,324	5,044,817
Of which shares intended to be allocated to new share performance or purchase options plans	52,848	65,766	68,186

Paid-in surplus

In accordance with French law, the paid-in surplus corresponds to premiums related to shares issuances, contributions or mergers of the parent company which can be capitalized or used to offset losses if the legal reserve has reached its minimum required level. The amount of the paid-in surplus may also be distributed subject to taxation except when it qualifies as a refund of shareholder contributions.

As of December 31, 2020, paid-in surplus relating to TOTAL SE amounted to €36,722 million (€35,415 million as of December 31, 2019 and €37,276 million as of December 31, 2018).

Reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of $492 million as of December 31, 2020 ($575 million as of December 31, 2019 and $607 million as of December 31, 2018) due to additional corporation tax applied on regulatory reserves so that they become distributable.

Form 20-F 2020 TOTAL	F-49

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Earnings per share

Accounting principles

Earnings per share is calculated by dividing net income (Group share) by the weighted-average number of common shares outstanding during the period, excluding TOTAL shares held by TOTAL SE (Treasury shares) which are deducted from consolidated shareholders’ equity.

Diluted earnings per share is calculated by dividing net income (Group share) by the fully-diluted weighted-average number of common shares outstanding during the period. Treasury shares held by the parent company, TOTAL SE are deducted from consolidated shareholders’ equity. These shares are not considered outstanding for purposes of this calculation which also takes into account the dilutive effect of share subscription or purchase options plans, share grants and capital increases with a subscription period closing after the end of the fiscal year.

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

The variation of both weighted-average number of shares and weighted-average number of diluted shares respectively, as of December 31, respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2020	2019	2018
Number of shares as of January 1,	2,601,881,075	2,640,602,007	2,528,989,616
TOTAL shares held by TOTAL SE or by its subsidiaries and deducted from shareholders' equity	(15,474,234)	(32,473,281)	(8,376,756)
Evolution of the number of shares during the financial year (pro-rated)
Exercise of TOTAL share subscription options	—	157,153	1,351,465
Final grant of TOTAL performance shares	2,154,064	2,140,576	2,039,729
Capital increase reserved for employees	7,689,476	5,860,947	6,236,593
Capital increase as payment of the scrip dividend	17,445,857	12,360,894	26,352,572
Capital increase in consideration for the acquisition of Maersk Olie og Gas A/S	—	—	81,268,828
Buyback of TOTAL treasury shares including:	(11,669,489)	(27,026,481)	(30,405,112)
Shares repurchased in during the fiscal year to cancel the dilution caused by the scrip dividend payment and within the framework of the share buyback program	(10,666,710)	(24,818,443)	(30,102,242)
Shares repurchased in during the fiscal year to cover for the performance share plans	(1,002,779)	(2,208,038)	(302,870)
WEIGHTED-AVERAGE NUMBER OF SHARES	2,602,026,749	2,601,621,815	2,607,456,934
Dilutive effect
Grant of TOTAL share subscription or purchase options	—	33,636	296,830
Grant of TOTAL performance shares	—	14,593,030	13,794,896
Capital increase reserved for employees(a)	—	1,759,407	2,167,784
WEIGHTED-AVERAGE NUMBER OF DILUTED SHARES AS OF DECEMBER 31,(b)	2,602,026,749	2,618,007,888	2,623,716,444

(a)    Including the capital increase in consideration to the deferred contribution pursuant to the capital increase reserved for employees.

(b)    In 2020, the effect generated by the grant of TOTAL performance shares and by the capital increase reserved for employees (19,007,836 shares) is anti-dilutive. In accordance with IAS 33, the weighted-average number of diluted shares is therefore equal to the weighted-average number of shares.

Earnings per share in euros

The earnings per share in euros, converted from the earnings per share in dollars, by using the average exchange rate euro/dollar, is €(2.54) per share for 2020 closing (€3.75 for 2019 closing). The fully-diluted earnings per share calculated by using the same method is €(2.54) per share for 2020 closing (€3.72 for 2019 closing).

Dividend

The Board of Directors, on February 8, 2021, after approving the financial statements for the 2020 fiscal year, decided to propose to the Shareholders’ Meeting on May 28, 2021 the payment of a €2.64 dividend per share for the fiscal year 2020. Subject to the Shareholders’ decision, considering the first three interim dividends already decided by the Board of Directors, the final dividend for the fiscal year 2020 will be €0.66 per share.

2020 Dividend	First interim	Second interim	Third interim	Final
Amount	€0.66	€0.66	€0.66	€0.66
Set date	May 4, 2020	July 29, 2020	October 29, 2020	May 28, 2021
Ex-dividend date	September 25, 2020	January 4, 2021	March 25, 2021	June 24, 2021
Payment date	October 2, 2020	January 11, 2021	April 1, 2021	July 1, 2021

F-50	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Issuances of perpetual subordinated notes

On 25 January 2021, TOTAL SE issued two tranches of perpetual subordinated notes in euro:

-	Deeply subordinated notes 1.625% perpetual maturity callable after 7 years (€1,500 million); and
-	Deeply subordinated notes 2.125% perpetual maturity callable after 12 years (€1,500 million).

In 2020, TOTAL SE issued perpetual subordinated notes in euro:

-	Deeply subordinated notes 2.000% perpetual maturity callable after 10 years (€1,000 million).

In parallel with this issuance, TOTAL SE partially tendered perpetual 2.250% subordinated notes issued in 2015 (of which the outstanding nominal amount before the operation was €1,000 million following a first partial tender executed in April 2019) for an amount of €703 million. Following this transaction, the new nominal amount of the tendered tranche was €297 million and the Group’s total outstanding amount of perpetual subordinated notes rose temporarily by €297 million. This residual amount was fully repaid in February 2021 on its first call date.

In 2019, TOTAL SE issued perpetual subordinated notes in euro:

-Deeply subordinated notes 1.750% perpetual maturity callable after 5 years (€1,500 million).

In parallel with this issuance, TOTAL SE partially tendered perpetual 2.250% subordinated notes issued in 2015 for an amount of €1,500 million. Following this transaction, the new nominal amount of the tranche tendered was €1,000 million and the Group’s total outstanding amount of perpetual subordinated notes remained unchanged.

In 2018 and 2017, TOTAL SE did not issue any perpetual subordinated notes.

In 2016, TOTAL SE issued three tranches of perpetual subordinated notes in euro:

-	Deeply subordinated notes 3.875% perpetual maturity callable after 6 years (€1,750 million);
-	Deeply subordinated notes 2.708% perpetual maturity callable after 6.6 years (€1,000 million); and
-	Deeply subordinated notes 3.369% perpetual maturity callable after 10 years (€1,500 million).

In 2015, TOTAL SE issued two tranches of perpetual subordinated notes in euro:

-	Deeply subordinated notes 2.250% perpetual maturity callable after 6 years (€2,500 million); and
-	Deeply subordinated notes 2.625% perpetual maturity callable after 10 years (€2,500 million).

Based on their characteristics (mainly no mandatory repayment and no obligation to pay a coupon except under certain circumstances specified into the documentation of the notes) and in compliance with IAS 32 standard – Financial instruments - Presentation, these notes were recorded in equity.

As of December 31, 2020, the amount of perpetual deeply subordinated notes booked in the Group shareholders' equity is $10,667 million. The coupons attributable to the holders of these securities are recognized as a deduction from the Group shareholders' equity for an amount of $308 million for fiscal year 2020 closing. The tax saving due to these coupons is booked in the statement of income.

Form 20-F 2020 TOTAL	F-51

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Other comprehensive income

Detail of other comprehensive income showing both items potentially reclassifiable and those not potentially reclassifiable from equity to net income is presented in the table below:

For the year ended December 31,
(M$)	2020	2019	2018
Actuarial gains and losses	(212)	(192)	(12)
Change in fair value of investments in equity instruments	533	142	—
Tax effect	65	53	13
Currency translation adjustment generated by the parent company	7,541	(1,533)	(4,022)
Sub-total items not potentially reclassifiable to profit & loss	7,927	(1,530)	(4,021)
Currency translation adjustment	(4,645)	740	1,113
– Unrealized gain/(loss) of the period	(4,607)	800	1,238
– Less gain/(loss) included in net income	38	60	125
Cash flow hedge	(313)	(599)	25
– Unrealized gain/(loss) of the period	(175)	(552)	(94)
– Less gain/(loss) included in net income	138	47	(119)
Variation of foreign currency basis spread	28	1	(80)
– Unrealized gain/(loss) of the period	(22)	(57)	(80)
– Less gain/(loss) included in net income	(50)	(58)	—
Share of other comprehensive income of equity affiliates, net amount	(1,831)	408	(540)
– Unrealized gain/(loss) of the period	(1,841)	421	(495)
– Less gain/(loss) included in net income	(10)	13	45
Other	(8)	(3)	(5)
Tax effect	72	202	14
Sub-total items potentially reclassifiable to profit & loss	(6,697)	749	527
TOTAL OTHER COMPREHENSIVE INCOME, NET AMOUNT	1,230	(781)	(3,494)

The currency translation adjustment by currency is detailed in the following table:

As of December 31, 2020			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Currency translation adjustment generated by the parent company	7,541	7,541	—	—	—
Currency translation adjustment	(4,645)	(4,668)	115	(12)	(80)
Currency translation adjustment of equity affiliates	(1,657)	(851)	(11)	(886)	91
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	1,239	2,022	104	(898)	11

As of December 31, 2019			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Currency translation adjustment generated by the parent company	(1,533)	(1,533)	—	—	—
Currency translation adjustment	740	636	138	7	(41)
Currency translation adjustment of equity affiliates	607	149	(7)	530	(65)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(186)	(748)	131	537	(106)

As of December 31, 2018			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Currency translation adjustment generated by the parent company	(4,022)	(4,022)	—	—	—
Currency translation adjustment	1,113	1,883	(431)	(10)	(329)
Currency translation adjustment of equity affiliates	(564)	343	14	(805)	(116)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(3,473)	(1,796)	(417)	(815)	(445)

F-52	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Tax effects relating to each component of other comprehensive income are as follows:

	2020			2019			2018
For the year ended December 31,	Pre-tax	Tax	Net	Pre-tax	Tax	Net	Pre-tax	Tax	Net
(M$)	amount	effect	amount	amount	effect	amount	amount	effect	amount
Actuarial gains and losses	(212)	47	(165)	(192)	55	(137)	(12)	13	1
Change in fair value of investments in equity instruments	533	18	551	142	(2)	140	—	—	—
Currency translation adjustment generated by the parent company	7,541	-	7,541	(1,533)	—	(1,533)	(4,022)	—	(4,022)
Sub-total items not potentially reclassifiable to profit & loss	7,862	65	7,927	(1,583)	53	(1,530)	(4,034)	13	(4,021)
Currency translation adjustment	(4,645)	-	(4,645)	740	—	740	1,113	—	1,113
Cash flow hedge	(313)	79	(234)	(599)	202	(397)	25	(6)	19
Variation of foreign currency basis spread	28	(7)	21	1	—	1	(80)	20	(60)
Share of other comprehensive income of equity affiliates, net amount	(1,831)	-	(1,831)	408	—	408	(540)	—	(540)
Other	(8)	-	(8)	(3)	—	(3)	(5)	—	(5)
Sub-total items potentially reclassifiable to profit & loss	(6,769)	72	(6,697)	547	202	749	513	14	527
TOTAL OTHER COMPREHENSIVE INCOME	1,093	137	1,230	(1,036)	255	(781)	(3,521)	27	(3,494)

Non-controlling interests

As of December 31, 2020, no subsidiary has non-controlling interests that would be material to the Group financial statements.

9.2 Share-based payments

Accounting principles

TOTAL SE may grant employees share subscription or purchase options  plans, restricted share plans and offer its employees the opportunity to subscribe to reserved capital increases. These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.

The expense is equal to the fair value of the instruments granted. The expense is recognized on a straight-line basis over the period in which the advantages are acquired.

The fair value of the options is calculated using the Black-Scholes model at the grant date.

For restricted share plans, the fair value is calculated using the market price at the grant date after deducting the expected distribution rate during the vesting period. The global cost is reduced to take into account the non-transferability over a 2-year holding period of the shares that could be awarded.

The number of allocated equity instruments can be revised during the vesting period in cases of non-compliance with performance conditions, with the exception of those related to the market, or according to the rate of turnover of the beneficiaries.

The cost of employee-reserved capital increases is immediately expensed.

The cost of the capital increase reserved for employees consists of the cost related to the discount on the shares subscribed using the classic and/or the leveraged schemes, the cost of the free shares and the opportunity gain for the shares subscribed using the leveraged scheme, as applicable. This opportunity gain corresponds to the benefit of subscribing to the leveraged offer, rather than reproducing the same economic profile through the purchase of options in the market for individual investors.

The global cost is reduced to take into account the non-transferability of the shares that are subscribed by the employees over a period of five years.

Form 20-F 2020 TOTAL	F-53

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

A.  TOTAL share subscription or purchase option plans

					Weighted
					average
	2010 Plan	2011 Plan		Total	exercise price
Date of the shareholders’ meeting	5/21/2010	5/21/2010
Award date (a)	9/14/2010	9/14/2011
Strike price	38.20	€33.00	€
Expiry date	9/14/2018	9/14/2019
Number of options
Existing options as of January 1, 2018	1,950,372	490,568		2,440,940	37.15	€
Granted	—	—		—	—
Cancelled(b)	(79,139)	—		(79,139)	38.20	€
Exercised	(1,871,233)	(225,338)		(2,096,571)	37.64	€
Existing options as of January 1, 2019	—	265,230		265,230	33.00	€
Granted	—	—		—	—
Cancelled(b)	—	(1,000)		(1,000)	33.00	€
Exercised	—	(264,230)		(264,230)	33.00	€
Existing options as of January 1, 2020	—	—		—	n/a
(a)	The grant date is the date of the Board meeting awarding the share subscription or purchase options.
(b)	Out of the options canceled in 2018 and 2019, (i) 79,139 options that were not exercised expired on September 14, 2018 due to expiry of 2010 Plan and (ii) 1,000 options that were not exercised expired on September 14, 2019 due to expiry of 2011 Plan.

Options granted as part of 2010 and 2011 Plans were exercisable, subject to a presence condition, after a 2-year period from the date of the Board meeting awarding the options and have expired eight years after this date. The underlying shares were not transferable during four years from the date of grant. The transfer restriction period did not apply to employees of non-French subsidiaries as of the date of the grant, who may have transferred the underlying shares after a 2-year period from the date of the grant.

The Combined General Meeting of May 29, 2020 authorised the Board of Directors, for a period of thirty-eight months to grant share subscription or purchase options. Since the 2011 Plan, the Board of Directors has not decided any new grant of TOTAL share subscription or purchase option plan. All the option plans have expired.

B.  TOTAL performance share plans

	2015	2016	2017	2018	2019	2020		Total
Date of the shareholders’ meeting	5/16/2014	5/24/2016	5/24/2016	5/24/2016	6/1/2018	1/6/2018
Award date	7/28/2015	7/27/2016	7/26/2017	3/14/2018	3/13/2019	3/18/2020
Date of the final award (end of the vesting period)	7/29/2018	7/28/2019	7/27/2020	3/15/2021	3/14/2022	3/20/2023
Transfer authorized as from	7/29/2020	7/29/2021	7/28/2022	3/16/2023	3/15/2024	3/21/2025
Grant date IFRS 2 fair value	35.90	€35.37	€35.57	€36.22	€40.11	€12.40	€
Number of performance shares
Outstanding as of January 1, 2018	4,697,305	5,607,100	5,679,039	—	—	—		15,983,444
Notified	—	—	—	6,083,145	—	—		6,083,145
Cancelled	(621,568)	(61,840)	(26,640)	(12,350)	—	—		(722,398)
Finally granted	(4,075,737)	(2,040)	(1,480)	—	—	—		(4,079,257)
Outstanding as of January 1, 2019	—	5,543,220	5,650,919	6,070,795	—	—		17,264,934
Notified	—	-	—	—	6,447,069	—		6,447,069
Cancelled	—	(1,267,392)	(41,220)	(41,260)	(39,246)	—		(1,389,118)
Finally granted	—	(4,275,828)	(1,840)	(1,100)	(180)	—		(4,278,948)
Outstanding as of January 1, 2020	—	—	5,607,859	6,028,435	6,407,643	—		18,043,937
Notified	—	—	—	—	—	6,727,352		6,727,352
Cancelled	—	—	(1,313,687)	(55,830)	(44,289)	(18,691)		(1,432,497)
Finally granted	—	—	(4,294,172)	(10,740)	(10,890)	(1,773)		(4,317,575)
OUTSTANDING AS OF DECEMBER 31, 2020	—	—	—	5,961,865	6,352,464	6,706,888		19,021,217

The performance shares, which are bought back by the TOTAL SE on the market, are finally granted to their beneficiaries after a 3-year vesting period, from the date of the grant. The final grant is subject to a continued employment condition as well as:

-two performance conditions for the 2015 to 2018 Plans,

-three performance conditions for the 2019 Plan, and

-four performance conditions for the 2020 Plan.

F-54	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Moreover, the transfer of the performance shares finally granted will not be permitted until the end of a 2-year holding period from the date of the final grant.

2020 Plan

On March 18, 2020, the Board of Directors granted performance shares to certain employees and executive directors of the Company or Group companies, subject to the fulfilment of the continued employment condition and four performance conditions.

The presence condition applies to all shares.

The performance conditions apply differently depending of the capacity of the beneficiaries. If all shares granted to senior executives are subject to performance conditions, the grant of the first 150 shares to non-senior executive are not subject to the performance condition abovementioned, which will, nonetheless, apply to any shares granted above this threshold.

The definitive number of granted shares will be based on the TSR (Total Shareholder Return), the annual variation of the net cash flow by share in dollars, the pre-dividend organic cash breakeven, as well as the change in the greenhouse gas emissions (GHG) on operated oil & gas facilities, for fiscal years 2020, 2021 and 2022, applied as follows:

-	for 1/4 of the shares, the Company will be ranked against its peers (ExxonMobil, Royal Dutch Shell, BP and Chevron) each year during the three vesting years (2020, 2021 and 2022) based on the TSR criterion of the last quarter of the year in question, the dividend being considered reinvested based on the closing price on the ex-dividend date.
-	for 1/4 of the shares, the Company will be ranked each year against its peers (ExxonMobil, Royal Dutch Shell, BP and Chevron) during the three vesting years (2020, 2021 and 2022) using the annual variation in net cash flow per share criterion expressed in dollar.

Based on the ranking, a grant rate will be determined for each year for these two first criteria:

Ranking	Grant rate
1st place	180%
2nd place	130%
3rd place	80%
4th and 5th places	0%

-	for 1/4 of the shares, the pre-dividend organic cash breakeven criterion will be assessed during the three vesting years (2020, 2021 and 2022) as follows. The pre-dividend organic cash breakeven is defined as the Brent price for which the operating cash flow before working capital changes covers the organic investments. The ability of the Group to resist to the variations of the Brent barrel price is measured by this parameter.
-	the maximum grant rate will be reached if the breakeven is less than or equal to $30/b,
-	the grant rate will be zero if the breakeven is greater than or equal to $40/b,
-	the interpolations will be linear between these two points of reference.
-	for 1/4 of the shares, the change in the GHG on operated oil & gas facilities will be assessed each year as regard to the achievement of the target to reduce the GHG emissions (Scope 1 and Scope 2) set for fiscal years 2020, 2021 and 2022 and corresponding to 43 Mt CO2e for 2020, 42.4 Mt CO2e for 2021 and 41.8 Mt CO2e for 2022.
-	the maximum grant rate will be reached if the GHG emissions (Scope 1 and Scope 2) on operated oil & gas facilities target has been achieved,
-	the grant rate will be zero if the GHG emissions of the year considered are 1 Mt CO2e above the set target,
-	the interpolations will be linear between these points of reference.

A grant rate will be determined for each year.

For each of the four criteria, the average of the three grant rates obtained (for each of the three fiscal years for which the performance conditions are assessed) will be rounded to the nearest 0.1 whole percent (0.05% being rounded to 0.1%) and capped at 100%.

Each criterion will have a weight of 1/4 in the definitive grant rate. The definitive grant rate will also be rounded to the nearest 0.1 whole percent (0.05% being rounded to 0.1%). The number of shares definitively granted, after confirmation of the performance conditions, will be rounded up to the nearest whole number of shares in case of a fractional share.

C.  SunPower Plans

During fiscal year 2020, SunPower had one stock incentive plan: the SunPower Corporation 2015 Omnibus Incentive Plan ("2015 Plan"). The 2015 Plan was adopted by SunPower’s Board of Directors in February 2015 and approved by shareholders in June 2015.The 2015 Plan allows for the grant of options, as well as grant of stock appreciation rights, restricted stock grants, restricted stock units and other equity rights. The 2015 Plan also allows for tax withholding obligations related to stock option exercises or restricted stock awards to be satisfied through the retention of shares otherwise released upon vesting.

The 2015 Plan includes an automatic annual increase mechanism equal to the lower of three percent of the outstanding shares of all classes of SunPower’s common stock measured on the last day of the immediately preceding fiscal year, 6 million shares, or such other number of shares as determined by SunPower’s Board of Directors. In fiscal year 2015, SunPower’s Board of Directors voted to reduce the stock incentive plan’s automatic increase from 3% to 2% for 2016. As of December 31, 2020, approximately 18.0 million shares were available for grant under the 2015 Plan.

Incentive stock options, nonstatutory stock options, and stock appreciation rights may be granted at no less than the fair value of the common stock on the date of grant. The options and rights become exercisable when and as determined by SunPower’s Board of Directors, although these terms generally do not exceed ten years for stock options. SunPower has not granted stock options since fiscal year 2008. All previously granted stock options have been exercised or expired and accordingly no options remain outstanding. Under the 2015 Plan, the restricted stock grants and restricted stock units typically vest in equal installments annually over three or four years.

Form 20-F 2020 TOTAL	F-55

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

The majority of shares issued are net of the minimum statutory withholding requirements that SunPower pays on behalf of its employees. During fiscal years 2020, 2019, and 2018, SunPower withheld 1.3 million, 0.8 million, and 0.7 million shares, respectively, to satisfy the employees' tax obligations. SunPower pays such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.

There were no options outstanding and exercisable as of December 31, 2020. The intrinsic value of the options exercised in fiscal years 2020, 2019, and 2018, were zero. There were no stock options granted in fiscal years 2020, 2019, and 2018.

The following table summarizes SunPower’s restricted stock activities:

	Restricted Stock Awards and Units
		Weighted-Average Grant Date
		Fair Value Per Share
	Shares (in thousands)	(in dollars) (a)
Outstanding as of January 1st, 2018	7,293	11.83
Granted	4,449	7.77
Vested (b)	(2,266)	14.45
Forfeited	(1,816)	10.10
Outstanding as of January 1st, 2019	7,660	9.11
Granted	5,430	6.82
Vested (b)	(2,460)	9.65
Forfeited	(1,304)	8.28
Outstanding as of January 1st, 2020	9,326	7.75
Granted	12,797	11.10
Vested (b)	(3,596)	9.88
Forfeited	(11,360)	7.07
OUTSTANDING AS OF DECEMBER 31, 2020	7,167	13.75
(a)	SunPower estimates the fair value of the restricted stock unit awards as the stock price on the grant date.
(b)	Restricted stock awards and units vested include shares withheld on behalf of employees to satisfy the minimum statutory tax withholding requirements.

D.  Share-based payment expense

Share-based payment expense before tax was broken down as follows:

As of December 31,
(M$)	2020	2019	2018
Total restricted shares plans	176	180	264
SunPower plans	26	26	21
Capital increase reserved for employees	12	27	30
TOTAL	214	233	315

The main assumptions used for the valuation of the cost of the capital increase reserved for employees in 2020 were the following:

For the year ended December 31,	2020
Date of the Board of Directors meeting that decided the issue	September 18, 2019
Reference price (€) (a)	32.75
Subscription price (€) (b)	26.20
Number of shares issued (in millions) (c)	13.16
Risk free interest rate over five years (%)	(0.392)
Employees loan financing rate (%) (d)	4.73
Non transferability cost (% of the reference's share price)	19.27
(a)	Average of the closing prices of the TOTAL shares over the twenty trading sessions preceding April 29th, 2020, the date of the Chairman and CEO’s decision setting the subscription price and opening date of the subscription period.
(b)	Reference price, reduced by a 20% discount and rounded off to the highest tenth of a euro.
(c)	Including the free shares issued.
(d)	Average of 5 year consumer’s credit rates..

F-56	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 10

NOTE 10 Payroll, staff and employee benefits obligations

10.1 Employee benefits obligations

Accounting principles

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

The net periodic pension cost is recognized under “Other operating expenses”.

Liabilities for employee benefits obligations consist of the following:

As of December 31,
(M$)	2020	2019	2018
Pension benefits liabilities	3,111	2,651	2,545
Other benefits liabilities	700	742	669
Restructuring reserves (early retirement plans)	106	108	149
TOTAL	3,917	3,501	3,363
Net liabilities relating to assets held for sale	1	–	–

Description of plans and risk management

The Group operates, for the benefit of its current and former employees, both defined benefit plans and defined contribution plans.

The Group recognized a charge of $135 million for defined contribution plans in 2020 ($133 million in 2019 and $130 million in 2018).

The Group’s main defined benefit pension plans are located in France, the United Kingdom, the United States, Belgium and Germany. Their main characteristics, depending on the country-specific regulatory environment, are the following:

-	the benefits are usually based on the final salary and seniority;
-	they are usually funded (pension fund or insurer);
-	they are usually closed to new employees who benefit from defined contribution pension plans;
-	they are paid in annuity or in lump sum.

The pension benefits include also termination indemnities and early retirement benefits. The other benefits are employer contributions to post-employment medical care.

In order to manage the inherent risks, the Group has implemented a dedicated governance framework to ensure the supervision of the different plans. These governance rules provide for:

-	the Group’s representation in key governance bodies or monitoring committees;
-	the principles of the funding policy;
-	the general investment policy, including for most plans:
-	the establishment of a monitoring committee to define and follow the investment strategy and performance,
-	the principles in respect of investment allocation are respected;
-	a procedure to approve the establishment of new plans or the amendment of existing plans;
-	the principles of administration, communication and reporting.

Form 20-F 2020 TOTAL	F-57

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 10

Change in benefit obligations and plan assets

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

As of December 31,	Pension benefits			Other benefits
(M$)	2020	2019	2018	2020	2019	2018
Change in benefit obligation
Benefit obligation at beginning of year	12,285	11,501	12,872	742	669	705
Current service cost	244	214	236	19	13	14
Interest cost	217	295	296	11	17	17
Past service cost	—	4	(1)	—	—	(2)
Settlements	(10)	(20)	(141)	(3)	(9)	—
Plan participants' contributions	10	7	8	—	—	—
Benefits paid	(702)	(667)	(902)	(27)	(26)	(28)
Actuarial losses / (gains)	818	847	(372)	(89)	87	(29)
Foreign currency translation and other	729	104	(495)	47	(9)	(8)
Benefit obligation at year-end	13,591	12,285	11,501	700	742	669
Of which plans entirely or partially funded	12,830	11,584	10,864	—	—	—
Of which plans not funded	761	701	637	700	742	669
Change in fair value of plan assets
Fair value of plan assets at beginning of year	(9,769)	(9,145)	(10,205)	—	—	—
Interest income	(191)	(255)	(261)	—	—	—
Actuarial losses / (gains)	(517)	(745)	424	—	—	—
Settlements	2	11	129	—	—	—
Plan participants’ contributions	(10)	(7)	(8)	—	—	—
Employer contributions	(229)	(172)	(417)	—	—	—
Benefits paid	622	573	778	—	—	—
Foreign currency translation and other	(488)	(29)	415	—	—	—
Fair value of plan assets at year-end	(10,580)	(9,769)	(9,145)	—	—	—
UNFUNDED STATUS	3,011	2,516	2,356	700	742	669
Asset ceiling	36	34	28	—	—	—
NET RECOGNIZED AMOUNT	3,047	2,550	2,384	700	742	669
Pension benefits and other benefits liabilities	3,111	2,651	2,545	700	742	669
Other non-current assets	(65)	(101)	(161)	—	—	—
Net benefit liabilities relating to assets held for sale	1	—	—	—	—	—

As of December 31, 2020, the contribution from the main geographical areas for the net pension liability in the balance sheet is: 69% for the Euro area, 15% for the United Kingdom and 12% for the United States.

The amounts recognized in the consolidated income statement and the consolidated statement of comprehensive income for defined benefit plans are detailed as follows:

For the year ended December 31,	Pension benefits			Other benefits
(M$)	2020	2019	2018	2020	2019	2018
Current service cost	244	214	236	19	13	14
Past service cost	—	4	(1)	—	—	(2)
Settlements	(7)	(10)	(12)	(3)	(9)	—
Net interest cost	25	39	35	11	17	17
Benefit amounts recognized on Profit & Loss	262	247	258	27	21	29
- Actuarial (Gains) / Losses
* Effect of changes in demographic assumptions	(12)	(166)	(1)	(3)	(2)	(21)
* Effect of changes in financial assumptions	773	1,071	(354)	(1)	89	(3)
* Effect of experience adjustments	57	(59)	(17)	(85)	—	(5)
* Actual return on plan assets	(517)	(745)	424	—	—	—
- Effect of asset ceiling	—	3	(11)	—	—	—
Benefit amounts recognized on Equity	301	104	41	(89)	87	(29)
TOTAL BENEFIT AMOUNTS RECOGNIZED ON COMPREHENSIVE INCOME	563	351	299	(62)	108	—

Expected future cash outflows

The average duration of accrued benefits is approximately 14 years for defined pension benefits and 17 years for other benefits. The Group expects to pay contributions of $228 million in respect of funded pension plans in 2021.

F-58	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 10

Estimated future benefits either financed from plan assets or directly paid by the employer are detailed as follows:

Estimated future payments
(M$)	Pension benefits	Other benefits
2021	874	37
2022	502	29
2023	426	28
2024	405	26
2025	392	26
2026-2030	2,243	130

Type of assets

Asset allocation	Pension benefits
As of December 31,	2020	2019	2018
Equity securities	25%	25%	24%
Debt securities	45%	46%	47%
Monetary	2%	1%	1%
Annuity contracts	20%	20%	20%
Real estate	8%	8%	8%

Investments on equity and debt markets are quoted on active markets.

Main actuarial assumptions and sensitivity analysis

Assumptions used to determine benefits obligations	Pension benefits			Other benefits
As of December 31,	2020	2019	2018	2020	2019	2018
Discount rate (weighted average for all regions)	1.28%	1.84%	2.68%	1.41%	1.71%	2.56%
Of which Euro zone	0.52%	0.73%	1.72%	0.68%	0.94%	1.87%
Of which United States	2.50%	3.25%	4.00%	2.50%	3.25%	4.00%
Of which United Kingdom	1.50%	2.25%	3.00%	-	-	-
Inflation rate (weighted average for all regions)	2.06%	2.20%	2.44%	-	-	-
Of which Euro zone	1.24%	1.21%	1.50%	-	-	-
Of which United States	2.50%	2.50%	2.50%	-	-	-
Of which United Kingdom	3.00%	3.25%	3.50%	-	-	-

The discount rate retained is determined by reference to the high quality rates for AA-rated corporate bonds for a duration equivalent to that of the obligations. It derives from a benchmark per monetary area of different market data at the closing date.

Sensitivity to inflation in respect of defined benefit pension plans is not material in the United States.

A 0.5% increase or decrease in discount rates – all other things being equal - would have the following approximate impact on the benefit obligation:

(M$)	0.5% Increase	0.5% Decrease
Benefit obligation as of December 31, 2020	(908)	1,001

A 0.5% increase or decrease in inflation rates – all other things being equal - would have the following approximate impact on the benefit obligation:

(M$)	0.5% Increase	0.5% Decrease
Benefit obligation as of December 31, 2020	613	(568)

Form 20-F 2020 TOTAL	F-59

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 10 and 11

10.2 Payroll and staff

op
For the year ended December 31,	2020	2019	2018
Personnel expenses (M$)
Wages and salaries (including social charges)	8,908	8,922	9,099
Group employees at December 31,
France (DROM COM includ.)
● Management	14,016	13,848	13,484
● Other	21,886	22,831	22,929
International
● Management	17,102	16,821	16,856
● Other	52,472	54,276	51,191
TOTAL	105,476	107,776	104,460

The number of employees includes only employees of fully consolidated subsidiaries.

2019 and 2018 data were restated to show number of employees of France including DROM COM (overseas departments, regions and communities).

NOTE 11 Income taxes

Accounting principles

Income taxes disclosed in the statement of income include the current tax expenses (or income) and the deferred tax expenses (or income).

Current tax expenses (or income) are the estimated amount of the tax due for the taxable income of the period.

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

Income taxes are detailed as follows:

For the year ended December 31,
(M$)	2020	2019	2018
Current income taxes	(2,450)	(5,469)	(6,971)
Deferred income taxes	2,132	(403)	455
TOTAL INCOME TAXES	(318)	(5,872)	(6,516)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances are as follows:

As of December 31,
(M$)	2020	2019	2018
Net operating losses and tax carry forwards	5,106	3,752	3,779
Employee benefits	1,004	970	995
Other temporary non-deductible provisions	9,068	8,660	8,409
Differences in depreciations	(14,641)	(16,029)	(15,469)
Other temporary tax deductions	(3,847)	(2,995)	(2,541)
NET DEFERRED TAX LIABILITY	(3,310)	(5,642)	(4,827)

The reserves of TOTAL subsidiaries that would be taxable if distributed but for which no distribution is planned, and for which no deferred tax liability has therefore been recognized, totaled $10,155 million as of December 31, 2020.

Deferred tax assets not recognized as of December 31, 2020 amount to $4,631 million as their future recovery was not regarded as probable given the expected results of the entities. Particularly in the Exploration & Production segment, when the affiliate or the field concerned is in its exploration phase, the net operating losses created during this phase will be useable only if a final investment and development decision is made. Accordingly, the time limit for the utilization of those net operating losses is not known.

Deferred tax assets not recognized relate notably to Canada for an amount of $1,371 million, to France for an amount of $1,197 million and to United States for an amount of $307 million.

F-60	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 11

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31,
(M$)	2020	2019	2018
Deferred tax assets	7,016	6,216	6,663
Deferred tax liabilities	(10,326)	(11,858)	(11,490)
NET AMOUNT	(3,310)	(5,642)	(4,827)

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31,
(M$)	2020	2019	2018
Opening balance	(5,642)	(4,827)	(5,622)
Deferred tax on income	2,132	(403)	455
Deferred tax on shareholders' equity (a)	137	255	27
Changes in scope of consolidation and others	76	(695)	151
Currency translation adjustment	(13)	28	162
CLOSING BALANCE	(3,310)	(5,642)	(4,827)
(a)	This amount includes mainly deferred taxes on actuarial gains and losses, current income taxes and deferred taxes for changes in fair value of investments inequity instruments, as well as deferred taxes related to the cash flow hedge (see Note 9 to the Consolidated Financial Statements).

Reconciliation between provision for income taxes and pre-tax income:

For the year ended December 31,
(M$)	2020	2019	2018
Consolidated net income	(7,336)	11,438	11,550
Income taxes	318	5,872	6,516
Pre-tax income	(7,018)	17,310	18,066
French statutory tax rate	32.02%	34.43%	34.43%
Theoretical tax charge	2,247	(5,960)	(6,220)
Difference between French and foreign income tax rates	(1,109)	(2,007)	(3,058)
Tax effect of equity in income (loss) of affiliates	145	1,173	1,080
Permanent differences	665	1,422	1,740
Adjustments on prior years income taxes	(31)	12	(40)
Adjustments on deferred tax related to changes in tax rates	(204)	(270)	2
Variation of deferred tax assets not recognized	(2,031)	(242)	(20)
INCOME TAXES IN THE STATEMENT OF INCOME	(318)	(5,872)	(6,516)

The French statutory tax rate includes the standard corporate tax rate (31.0%), additional and exceptional applicable taxes that bring the overall tax rate to 32.02% in 2020 (versus 34.43% in 2019 and 34.43% in 2018).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities.

Net operating losses and carried forward tax credits

Deferred tax assets related to carried forward tax credits on net operating losses expire in the following years:

As of December 31,
(M$)	2020	2019	2018
2019			90
2020		71	70
2021	69	48	38
2022	26	27	32
2023(a)	7	19	1,423
2024(b)	2	1,310
2025 and after	1,643
Unlimited	3,359	2,277	2,126
TOTAL	5,106	3,752	3,779
(a)	2023 and after for 2018.
(b)	2024 and after for 2019.

Form 20-F 2020 TOTAL	F-61

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 12

As of December 31, 2020 the schedule of deferred tax assets related to carried forward tax credits on net operating losses for the main countries is as follows:

	Tax
As of December 31, 2020		United			United
(M$)	Australia	States	Canada	France	Kingdom
2021
2022
2023
2024			17
2025 and after		420	1,084
Unlimited	1,140	536		900	184
TOTAL	1,140	956	1,101	900	184

NOTE 12 Provisions and other non-current liabilities

12.1 Provisions and other non-current liabilities

Accounting principles

A provision is recognized when the Group has a present obligation, legal or constructive, as a result of a past event for which it is probable that an outflow of resources will be required and when a reliable estimate can be made regarding the amount of the obligation. The amount of the liability corresponds to the best possible estimate.

Provisions and non-current liabilities are comprised of liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigation and other risks.

As of December 31,
(M$)	2020	2019	2018
Litigations and accrued penalty claims	320	386	736
Provisions for environmental contingencies	960	742	862
Asset retirement obligations	15,368	14,492	14,286
Other non-current provisions	2,868	2,927	3,144
of which restructuring activities	293	135	134
of which financial risks related to non-consolidated and equity consolidated affiliates	134	130	100
of which contingency reserve on solar panels warranties (SunPower)	82	140	173
Other non-current liabilities	1,409	2,066	2,404
TOTAL	20,925	20,613	21,432

In 2020, litigation reserves amount to $320 million of which $208 million in the Exploration & Production, notably in Brazil and Angola.

In 2019, litigation reserves amounted to $386 million of which $286 million in the Exploration & Production, notably in Brazil, Angola and USA.

In 2018, litigation reserves amounted to $736 million of which $510 million was in the Exploration & Production, notably in Angola, Nigeria and Brazil.

Other non-current liabilities mainly include debts whose maturity is more than one year related to fixed assets acquisitions.

F-62	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 12

Changes in provisions and other non-current liabilities

Changes in provisions and other non-current liabilities are as follows:

				Currency
	As of			translation		As of
(M$)	January, 1st	Allowances	Reversals	adjustment	Other	December, 31
2020	20,613	1,756	(1,378)	452	(518)	20,925
of which asset retirement obligations		607	(519)
of which provisions for environmental contingencies		217	(93)
of which provisions for restructuring of activities		271	(135)
2019	21,432	1,248	(2,414)	(33)	380	20,613
of which asset retirement obligations		639	(460)
of which provisions for environmental contingencies		30	(92)
of which provisions for restructuring of activities		60	(122)
2018	15,986	2,416	(1,378)	(519)	4,927	21,432
of which asset retirement obligations		530	(320)
of which provisions for environmental contingencies		33	(111)
of which provisions for restructuring of activities		149	(106)

Changes in the asset retirement obligation

Accounting principles

Asset retirement obligations, which result from a legal or constructive obligation, are recognized based on a reasonable estimate during the period in which the obligation arises.

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

The discount rate used for the valuation of asset retirement obligation is 3% in 2020 and 4.5%in 2019 and 2018 (the expenses are estimated at current currency values with an inflation rate of 1.5% in 2020, and of 2% in 2019 and 2018).

A decrease of 0.5% of this rate would increase the asset retirement obligation by $1,442 million, with a corresponding impact in tangible assets, and with a negative impact of approximately $78 million on the following years net income. Conversely, an increase of 0.5% would have a nearly symmetrical impact compared to the effect of the decrease of 0.5%.

Changes in the asset retirement obligation are as follows:

					Spending on	Currency
	As of		Revision in	New	existing	translation		As of
(M$)	January 1,	Accretion	estimates	obligations	obligations	adjustment	Other	December 31,
2020	14,492	607	526	87	(519)	284	(109)	15,368
2019	14,286	639	(601)	567	(460)	47	14	14,492
2018	12,240	530	(458)	811	(320)	(364)	1,847	14,286

12.2 Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Form 20-F 2020 TOTAL	F-63

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

NOTE 13 Off balance sheet commitments and lease contracts

13.1 Off balance sheet commitments and contractual obligations

	Maturity and installment plants
As of December 31, 2020		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	48,705	—	22,745	25,960
Current portion of non-current debt obligations net of hedging instruments (Note 15)	4,674	4,674	—	—
Lease obligations (Note 13.2)	8,943	1,207	3,178	4,558
Asset retirement obligations (Note 12)	15,368	463	1,840	13,065
Contractual obligations recorded in the balance sheet	77,690	6,344	27,763	43,583
Lease obligations for low value assets, short term contracts or not yet commenced (Note 13.2)	1,745	704	626	415
Purchase obligations	143,177	11,719	39,126	92,332
Contractual obligations not recorded in the balance sheet	144,922	12,423	39,752	92,747
TOTAL OF CONTRACTUAL OBLIGATIONS	222,612	18,767	67,515	136,330
Guarantees given to customs authorities	2,312	2,189	60	63
Guarantees given on borrowings	14,164	746	3,660	9,758
Indemnities related to sales of businesses	333	179	—	154
Guarantees of current liabilities	147	68	56	23
Guarantees to customers / suppliers	19,182	2,603	1,853	14,726
Letters of credit	2,432	2,297	135	—
Other operating commitments	23,879	3,224	3,002	17,653
TOTAL OF OTHER COMMITMENTS GIVEN	62,449	11,306	8,766	42,377
Mortgages and liens received	77	28	24	25
Sales obligations	80,521	7,001	29,362	44,158
Other commitments received	20,401	15,270	1,474	3,657
TOTAL OF COMMITMENTS RECEIVED	100,999	22,299	30,860	47,840
Of which commitments given relating to joint ventures	34,920	644	7,288	26,988
Of which commitments given relating to associates	51,795	999	8,664	42,132

F-64	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

	Maturity and installment plants
As of December 31, 2019		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	40,931	—	19,888	21,043
Current portion of non-current debt obligations net of hedging instruments (Note 15)	5,331	5,331	—	—
Lease obligations (Note 13.2)	7,465	1,202	2,883	3,380
Asset retirement obligations (Note 12)	14,492	617	3,153	10,722
Contractual obligations recorded in the balance sheet	68,219	7,150	25,924	35,145
Lease obligations for low value assets, short term contracts or not yet commenced (Note 13.2)	2,077	536	879	662
Purchase obligations	147,516	10,763	38,189	98,564
Contractual obligations not recorded in the balance sheet	149,593	11,299	39,068	99,226
TOTAL OF CONTRACTUAL OBLIGATIONS	217,812	18,449	64,992	134,371
Guarantees given to customs authorities	2,012	1,876	17	119
Guarantees given on borrowings	14,510	306	7,372	6,832
Guarantees related to sales of businesses	331	163	16	152
Guarantees of current liabilities	172	79	60	33
Guarantees to customers / suppliers	12,318	1,435	2,169	8,714
Letters of credit	2,786	2,768	18	—
Other operating commitments	22,055	3,240	1,202	17,613
TOTAL OF OTHER COMMITMENTS GIVEN	54,184	9,867	10,854	33,463
Assets received as collateral (security interests)	85	23	37	25
Sales obligations	93,441	7,135	31,330	54,976
Other commitments received	22,358	16,845	1,705	3,808
TOTAL OF COMMITMENTS RECEIVED	115,884	24,003	33,072	58,809
Of which commitments given relating to joint ventures	39,055	461	11,822	26,772
Of which commitments given relating to associates	31,465	913	8,381	22,171

	Maturity and installments
As of December 31, 2018		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	37,784	—	19,072	18,712
Current portion of non-current debt obligations net of hedging instruments (Note 15)	5,027	5,027	—	—
Finance lease obligations (Note 13.2)	1,878	213	468	1,197
Asset retirement obligations (Note 12)	14,286	844	3,388	10,054
Contractual obligations recorded in the balance sheet	58,975	6,084	22,928	29,963
Operating lease obligations (Note 13.2)	9,130	1,644	3,691	3,795
Purchase obligations	121,119	9,708	30,652	80,759
Contractual obligations not recorded in the balance sheet	130,249	11,352	34,343	84,554
TOTAL OF CONTRACTUAL OBLIGATIONS	189,224	17,436	57,271	114,517
Guarantees given to customs authorities	2,043	1,904	12	127
Guarantees given on borrowings	18,680	169	68	18,443
Indemnities related to sales of businesses	334	165	10	159
Guarantees of current liabilities	222	83	74	65
Guarantees to customers / suppliers	8,463	1,222	847	6,394
Letters of credit	3,515	3,164	160	191
Other operating commitments	29,416	2,085	1,046	26,285
TOTAL OF OTHER COMMITMENTS GIVEN	62,673	8,792	2,217	51,664
Mortgages and liens received	84	23	33	28
Sales obligations	91,695	7,989	27,709	55,997
Other commitments received	21,565	15,527	1,328	4,710
TOTAL OF COMMITMENTS RECEIVED	113,344	23,539	29,070	60,735
Of which commitments given relating to joint ventures	42,768	162	4,425	38,181
Of which commitments given relating to associates	39,437	773	8,378	30,286

Form 20-F 2020 TOTAL	F-65

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

A.    Contractual obligations

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Non-current financial assets” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds, and excludes non-current lease obligations of $7,736 million.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds, and excludes the current portion of lease obligations of $1,207 million.

The information regarding contractual obligations linked to indebtedness is presented in Note 15 to the Consolidated Financial Statements.

Lease contracts

The information regarding leases is presented in Note 13.2 to the Consolidated Financial Statements.

Asset retirement obligations

This item represents the discounted present value of Exploration & Production and Integrated Gas, Renewables & Power asset retirement obligations, primarily asset removal costs at the completion date. The information regarding contractual obligations linked to asset retirement obligations is presented in Note 12 to the Consolidated Financial Statements.

Purchase obligations

Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on the company and specify all significant terms, including the amount and the timing of the payments.

These obligations mainly include: unconditional hydrocarbon purchase contracts (except where an active, highly-liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase) in the Integrated Gas, Renewables & Power segment, reservation of transport capacities in pipelines, unconditional exploration works and development works in the Exploration & Production segment, and contracts for capital investment projects in the Refining & Chemicals segment.

B.    Other commitments given

Guarantees given to customs authorities

These consist of guarantees given by the Group to customs authorities in order to guarantee the payments of taxes and excise duties on the importation of oil and gas products, mostly in France.

Guarantees given on borrowings

The Group guarantees bank debt and lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2020, the maturities of these guarantees are up to 2053.

As of December 31, 2020, the guarantees provided by TOTAL SE in connection with the financing of the Ichthys LNG project amount to $4,912 million. As of December 31, 2019, the guarantees amounted to $4,937 million.

As of December 31, 2020, the guarantees provided by TOTAL SE in connection with the financing of the Yamal LNG project for an amount of $3,250 million by TOTAL SE. As of December 31, 2019, the guarantees amounted to $3,688 million.

As of December 31, 2020, TOTAL SE has confirmed guarantees for TOTAL Refining SAUDI ARABIA SAS shareholders' advances for an amount of $1,164 million. As of December 31, 2019, the guarantees amounted to $1,184 million.

As of December 31, 2020, the guarantee given in 2008 by TOTAL SE in connection with the financing of the Yemen LNG project amounts to $509 million as in 2019.

As of December 31, 2020, guarantees provided by TOTAL SE in connection with the financing of the Bayport Polymers LLC project, amount to $1,820 million as in 2019.

Indemnities related to sales of businesses

In the ordinary course of business, the Group executes contracts involving standard indemnities for the oil industry and indemnities specific to transactions such as sales of businesses. These indemnities might include claims against any of the following: environmental, tax and shareholder matters, intellectual property rights, governmental regulations and employment-related matters, and commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. The Group regularly evaluates the probability of having to incur costs associated with these indemnities.

Other guarantees given

Non-consolidated subsidiaries

The Group also guarantees the current liabilities of certain non-consolidated subsidiaries. Performance under these guarantees would be triggered by a financial default of the entity.

F-66	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

Operating agreements

As part of normal ongoing business operations and consistent with generally accepted industry practices, the Group enters into numerous agreements with other parties. These commitments are often entered into for commercial purposes, for regulatory purposes or for other operating agreements.

C.    Commitments received

Sales obligations

These amounts represent binding obligations to sell goods, including in particular hydrocarbon sales contracts (except where an active, highly-liquid market exists and when the volumes are expected to be re-sold shortly after purchase).

13.2 Lease contracts

Accounting principles

A lease contract is a contract that grants lessee the right to use an identified asset for a specified period of time in exchange for consideration. At lease inception, an asset corresponding to right of use and a debt are recognized in the lessee’s balance sheet. Carrying value of right of use corresponds to present value of future lease payments plus any direct costs incurred for concluding the contract. Lease debt is recorded as a liability in the balance sheet under financial debts. Rights of use are depreciated over the useful lives applied by the Group.

Leases that are of short duration or that relate to low value assets are not recorded in the balance sheet, in accordance with the exemptions in the standard. They are presented as off-balance sheet commitments.

➢	First-time application of IFRS 16 "Leases"

As part of the first application of IFRS 16 "Leases" as of January 1, 2019, the Group:

-	applied the simplified retrospective transition method, accounting for the cumulative effect of the initial application of the standard at the date of first application, without restating the comparative periods;
-	used the following simplification measures provided by the standard in the transitional provisions:
o	exclusion of contracts that the Group had not previously identified as containing a lease under IAS 17 and IFRIC 4,
o	exclusion of leases whose term ends within 12 months of the date of first application;
-	recognized each lease component as a separate lease, separately from non-lease components of the lease (services);
-	applied the two exemptions of the standard on short-term leases and leases of low-value assets.

The impact of the application of this standard as at January 1, 2019 is $5,698 million on fixed assets, $(5,505) million on net debt and $(193) million on other assets and liabilities. The weighted average incremental borrowing rate of 4.5% at transition date was determined on the basis of the initial duration of the contracts.

In 2019, the impact on fixed assets was broken down as follows:

(in M$)
Right of use of buildings	2,278
Right of use of machinery, plant and equipment (including transportation equipment)	2,632
Other right of use	788
TOTAL	5,698

The Group mainly leases real estate, retail stations, ships, and other equipment (see Note 7 to the Consolidated Financial Statements).

Form 20-F 2020 TOTAL	F-67

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

A-Reconciliation between the operating lease commitments disclosed under IAS17 at December 31, 2018 and the additional lease liabilities (IFRS 16) recognized on the balance sheet at January 1, 2019

Reconciliation between the operating lease commitments disclosed under IAS 17 at December 31, 2018 and the additional lease liabilities (IFRS 16) recognized on the balance sheet at January 1, 2019

The reconciliation is as follows:

January 1,
M$	2019
Operating lease commitments at December 31, 2018	9,130
Commitments relating to IFRS 16 exemptions:	(417)
- Low value assets	(90)
- Short-term leases	(327)
Leases not yet commenced at January 1, 2019	(608)
Commitments relating to service component of lease contracts	(760)
Commitments relating to leases of non identified assets or substitute assets	(628)
Variable lease payments	(6)
Other impacts	204
Impact of discounting	(1,360)
ADDITIONAL LEASE LIABILITY ON CONTRACTS PREVIOUSLY ACCOUNTED FOR AS OPERATING LEASES	5,555
Finance lease liability at December 31, 2018	1,878
TOTAL LEASE LIABILITY AT JANUARY 1, 2019	7,433

Other information required on lease debts, notably their maturity, is presented in Note 15 to the consolidated financial statements.

B-The future minimum lease payments on leases to which the Group is committed

The future minimum lease payments on leases to which the Group is committed are as follows:

For the year ended December 31, 2020		Leases recorded in
(M$)	Exempted contracts	balance sheet
2021	704	1,659
2022	252	1,366
2023	159	1,117
2024	118	1,022
2025	97	964
2026 and beyond	415	6,325
Total minimum payments	1,745	12,453
Less financial expenses		(3,510)
Nominal value of contracts		8,943
Less current portion of lease contracts		(1,207)
NON-CURRENT LEASE LIABILITIES		7,736

For the year ended December 31, 2019		Leases recorded in
(M$)	Exempted contracts	balance sheet
2020	536	1,586
2021	360	1,228
2022	212	1,019
2023	162	835
2024	145	766
2025 and beyond	662	4,757
Total minimum payments	2,077	10,191
Less financial expenses		(2,726)
Nominal value of contracts		7,465
Less current portion of lease contracts		(1,202)
NON-CURRENT LEASE LIABILITIES		6,263

F-68	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

For the year ended December 31, 2018
(M$)	Operating leases	Finance leases
2019	1,644	263
2020	1,282	183
2021	967	182
2022	772	179
2023	669	179
2024 and beyond	3,796	1,826
Total minimum payments	9,130	2,812
Less financial expenses		(934)
Nominal value of contracts		1,878
Less current portion of finance lease contracts		(213)
NON-CURRENT FINANCE LEASE LIABILITIES		1,665

For the year ended December 31, 2020, rental expense recorded in the income statement and incurred under short term leases or low value assets leases and under variable lease payments is $600million and $162 million, respectively.

For the year ended December 31, 2019, rental expense recorded in the income statement and incurred under short term leases or low value assets leases and under variable lease payments is $366 million and $132 million, respectively.

Rental expense recorded in the income statement and incurred under operating leases for the year ended December 31, 2018 is $1,304 million.

Form 20-F 2020 TOTAL	F-69

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14

NOTE 14 Financial assets and liabilities analysis per instrument class and strategy

The financial assets and liabilities disclosed in the balance sheet are detailed as follows:

As of December 31, 2020			Other
(M$)		Fair value through	Comprehensive	Fair value of
Assets / (Liabilities)	Amortized cost	P&L	Income	hedging instruments	Total	Fair value
Equity affiliates: loans	5,129	–	–	–	5,129	5,129
Other investments	–	1,224	783	–	2,007	2,007
Non-current financial assets	1,019	541	–	3,221	4,781	4,781
Other non-current assets	2,745	–	–	–	2,745	2,745
Accounts receivable, net(b)	14,068	–	–	–	14,068	14,068
Other operating receivables	6,615	1,428	–	–	8,043	8,043
Current financial assets	4,547	65	–	18	4,630	4,630
Cash and cash equivalents	31,268	–	–	–	31,268	31,268
Total financial assets	65,391	3,258	783	3,239	72,671	72,671
Total non-financial assets					193,461	–
TOTAL ASSETS					266,132	–
Non-current financial debt(a)	(58,470)	(118)	–	(1,615)	(60,203)	(66,210)
Accounts payable(b)	(23,574)	–	–	–	(23,574)	(23,574)
Other operating liabilities	(10,635)	(3,666)	–	(1)	(14,302)	(14,302)
Current borrowings(a)	(17,099)	–	–	–	(17,099)	(17,121)
Other current financial liabilities	–	(99)	–	(104)	(203)	(203)
Total financial liabilities	(109,778)	(3,883)	–	(1,720)	(115,381)	(121,410)
Total non-financial liabilities					(150,751)	–
TOTAL LIABILITIES					(266,132)	–
(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 15 to the Consolidated Financial Statements).
(b)	The impact of offsetting on accounts receivable, net is $(1,844) million and $1,844 million on accounts payable.

As of December 31, 2019			Other
(M$)		Fair value through	Comprehensive	Fair value of
Assets / (Liabilities)	Amortized cost	P&L	Income	hedging instruments	Total	Fair value
Equity affiliates: loans	3,999	–	–	–	3,999	3,999
Other investments	–	1,272	506	–	1,778	1,778
Non-current financial assets	164	236	–	512	912	912
Other non-current assets	2,314	–	–	–	2,314	2,314
Accounts receivable, net(b)	18,488	–	–	–	18,488	18,488
Other operating receivables	6,713	4,791	–	2	11,506	11,506
Current financial assets	3,870	122	–	–	3,992	3,992
Cash and cash equivalents	27,352	–	–	–	27,352	27,352
Total financial assets	62,900	6,421	506	514	70,341	70,341
Total non-financial assets					202,953	–
TOTAL ASSETS					273,294	–
Non-current financial debt(a)	(46,035)	(44)	–	(1,694)	(47,773)	(50,921)
Accounts payable(b)	(28,394)	–	–	–	(28,394)	(28,394)
Other operating liabilities	(10,927)	(5,333)	–	(2)	(16,262)	(16,262)
Current borrowings(a)	(14,819)	–	–	–	(14,819)	(14,819)
Other current financial liabilities	–	(63)	–	(424)	(487)	(487)
Total financial liabilities	(100,175)	(5,440)	–	(2,120)	(107,735)	(110,883)
Total non-financial liabilities					(165,559)	–
TOTAL LIABILITIES					(273,294)	–

(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 15 to the Consolidated Financial Statements).
(b)	The impact of offsetting on accounts receivable, net is $(2,073) million and $2,073 million on accounts payable.

F-70	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14

As of December 31, 2018			Fair value through
(M$)		Fair value through	OCI - equity	Fair value of
Assets / (Liabilities)	Amortized cost	P&L	instruments	instruments hedge	Total	Fair value
Equity affiliates: loans	4,755	–	–	–	4,755	4,755
Other investments	–	1,059	362	–	1,421	1,421
Non-current financial assets	–	67	–	613	680	680
Other non-current assets	2,348	–	–	–	2,348	2,348
Accounts receivable, net(b)	17,270	–	–	–	17,270	17,270
Other operating receivables	6,994	2,731	–	8	9,733	9,733
Current financial assets	3,536	73	–	45	3,654	3,654
Cash and cash equivalents	27,907	–	–	–	27,907	27,907
Total financial assets	62,810	3,930	362	666	67,768	67,768
Total non-financial assets					188,994
TOTAL ASSETS					256,762
Non-current financial debt(a)	(38,220)	(29)	–	(1,880)	(40,129)	(41,281)
Accounts payable(b)	(26,134)	–	–	–	(26,134)	(26,134)
Other operating liabilities	(9,854)	(3,429)	–	(3)	(13,286)	(13,286)
Current borrowings	(13,306)	–	–	–	(13,306)	(13,306)
Other current financial liabilities	–	(183)	–	(295)	(478)	(478)
Total financial liabilities	(87,514)	(3,641)	–	(2,178)	(93,333)	(94,485)
Total non-financial liabilities					(163,429)
TOTAL LIABILITIES					(256,762)

(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 15 to the Consolidated Financial Statements).
(b)	The impact of offsetting on accounts receivable, net is $(2,903) million and $2,903 million on accounts payable.

Form 20-F 2020 TOTAL	F-71

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

NOTE 15 Financial structure and financial costs

15.1 Financial debt and derivative financial instruments

A)  Non-current financial debt and derivative financial instruments

As of December 31, 2020
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	7,849	52,354	60,203
of which hedging instruments of non-current financial debt (liabilities)	–	1,615	1,615
Non-current financial assets	(1,019)	(3,762)	(4,781)
of which hedging instruments of non-current financial debt (assets)	–	(3,221)	(3,221)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,830	48,592	55,422
Variable rate bonds or bonds after fair value hedge	–	16,553	16,553
Fixed rate bonds or bonds after cash flow hedge	–	28,080	28,080
Other floating rate debt	40	3,944	3,984
Other fixed rate debt	73	438	511
Lease obligations	7,736	–	7,736
Non-current financial assets excluding derivative financial instruments	(1,019)	(432)	(1,451)
Non-current instruments held for trading	–	9	9
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,830	48,592	55,422

As of December 31, 2019
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	6,438	41,335	47,773
of which hedging instruments of non-current financial debt (liabilities)	–	1,694	1,694
Non-current financial assets	(164)	(748)	(912)
of which hedging instruments of non-current financial debt (assets)	–	(512)	(512)
NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,274	40,587	46,861
Variable rate bonds or bonds after fair value hedge	–	19,340	19,340
Fixed rate bonds or bonds after cash flow hedge	–	20,499	20,499
Other floating rate debt	72	618	690
Other fixed rate debt	103	322	425
Lease obligations	6,263	–	6,263
Non-current financial assets excluding derivative financial instruments	(164)	(169)	(333)
Non-current instruments held for trading	–	(23)	(23)
NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,274	40,587	46,861

As of December 31, 2018
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	1,870	38,259	40,129
of which hedging instruments of non-current financial debt (liabilities)	—	1,880	1,880
Non-current financial assets	—	(680)	(680)
of which hedging instruments of non-current financial debt (assets)	—	(613)	(613)
NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	1,870	37,579	39,449
Variable rate bonds or bonds after fair value hedge	—	20,570	20,570
Fixed rate bonds or bonds after cash flow hedge	—	15,672	15,672
Other floating rate debt	111	621	732
Other fixed rate debt	94	754	848
Financial lease obligations	1,665	—	1,665
Non-current instruments held for trading	—	(38)	(38)
NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	1,870	37,579	39,449

F-72	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

In April 2020, the Group put in place a new committed syndicated credit line with banking counterparties for an initial amount of USD 6,350 million and with a 12-month tenor (with the option to extend twice by a further 6 months at TOTAL's hand). As of December 31 2020, the remaining balance of the committed syndicated credit line is USD 3,646 million and is included in line item "Other floating rate debt" (in "Non-current financial debt").

The bonds, as of December 31, 2020, after taking into account currency and interest rates swaps fair value, is detailed as follows:

		Amount	Amount	Amount
		after	after	after
Bonds after fair value hedge or		hedging as of	hedging as of	hedging as of	Range	Range of initial current rate
variable rate bonds	Currency of	December 31,	December 31,	December 31,	of current	before hedging
(M$)	issuance	2020	2019	2018	maturities	instruments
Bond	USD	6,253	6,276	6,276	2021 - 2028	2.218% - 3.883%
Bond	USD	–	300	750
Bond	CHF	410	410	204	2026 - 2029	0.176% - 0.298%
Bond	NZD	–	164	252
Bond	AUD	377	378	699	2021 - 2025	4.000% - 4.250%
Bond	EUR	8,666	9,675	10,212	2021 - 2044	0.250% - 3.125%
Bond	EUR	–	1,641	1,644
Bond	CAD	–	92	93
Bond	GBP	1,522	2,035	1,536	2022 - 2031	1.405% - 2.250%
Bond	GBP	–	–	472
Bond	HKD	129	128	207	2025	2.920%
Current portion (less than one year)		(2,699)	(3,661)	(3,679)
Principal financing entities(a)		14,658	17,438	18,666
TOTAL SE(b)		1,200	1,203	1,203	2022	0.500%
Other consolidated subsidiaries		695	699	701
TOTAL VARIABLE RATE BONDS OR BONDS AFTER FAIR VALUE HEDGE		16,553	19,340	20,570

		Amount	Amount	Amount
		after	after	after
Bonds after cash flow hedge or		hedging as of	hedging as of	hedging as of	Range	Range of initial current rate
fixed rate bonds	Currency of	December 31,	December 31,	December 31,	of current	before hedging
(M$)	issuance	2020	2019	2018	maturities	instruments
Bond	EUR	15,259	10,246	9,268	2024 - 2044	0.696% - 5.125%
Bond	USD	11,524	8,565	5,040	2021 - 2060	2.829% - 4.250%
Bond	HKD	208	202	187	2026	3.088%
Bond	CHF	1,134	1,079	1,035	2024 - 2027	0.510% - 1.010%
Bond	GBP	998	982	326	2024 - 2026	1.250% - 1.660%
Bond	AUD	9	5	–	2025	4.000%
Current portion (less than one year)		(1,500)	(1,250)	(946)
Principal financing entities(a)		27,632	19,829	14,910
Other consolidated subsidiaries		448	670	762
TOTAL BONDS AFTER CASH FLOW HEDGE OR FIXED RATE BONDS		28,080	20,499	15,672

(a)	All debt securities issued through the following subsidiaries are fully and unconditionally guaranteed by TOTAL SE as to payment of principal, premium, if any, interest and any other amounts due:
-	TOTAL CAPITAL is a wholly and directly owned subsidiary of TOTAL SE (except for one share held by each director). It acts as a financing vehicle for the Group. The repayment of its financial debt (capital, premium and interest) is fully and unconditionally guaranteed by TOTAL SE.
-	TOTAL CAPITAL CANADA Ltd. is a wholly and directly owned subsidiary of TOTAL SE. It acts as a financing vehicle for the activities of the Group in Canada. The repayment of its financial debt (capital, premium and interest) is fully and unconditionally guaranteed by TOTAL SE.
-	TOTAL CAPITAL INTERNATIONAL is a wholly and directly owned subsidiary of TOTAL SE (except for one share held by each director). It acts as a financing vehicle for the Group. The repayment of its financial debt (capital, premium and interest) is fully and unconditionally guaranteed by TOTAL SE.
(b)	Debt financing of $1.2 billion through a structure combining the issue of cash-settled convertible bonds with the purchase of cash-settled call options to hedge TOTAL's exposure to the exercise of the conversion rights under the bonds.

Form 20-F 2020 TOTAL	F-73

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Loan repayment schedule (excluding current portion)

		of which hedging		of which hedging
		instruments		instruments	Non-current
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2020	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2022	9,932	142	(142)	(58)	9,790	18%
2023	5,988	59	(268)	(218)	5,720	10%
2024	6,340	115	(395)	(277)	5,945	11%
2025	4,535	150	(260)	(212)	4,275	8%
2026 and beyond	33,408	1,149	(3,716)	(2,456)	29,692	53%
TOTAL	60,203	1,615	(4,781)	(3,221)	55,422	100%

		of which hedging		of which hedging
		instruments		instruments	Non-current
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2019	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2021	5,716	204	(101)	(9)	5,615	12%
2022	6,226	433	(148)	(121)	6,078	13%
2023	5,230	106	(67)	(18)	5,163	11%
2024	5,885	139	(87)	(83)	5,798	12%
2025 and beyond	24,716	812	(509)	(281)	24,207	52%
TOTAL	47,773	1,694	(912)	(512)	46,861	100%

		of which hedging		of which hedging
		instruments		instruments	Non-current
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2018	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2020	5,442	386	(10)	–	5,432	14%
2021	4,042	251	(76)	(57)	3,966	10%
2022	5,262	448	(104)	(104)	5,158	13%
2023	5,020	93	(37)	–	4,983	13%
2024 and beyond	20,363	702	(453)	(452)	19,910	50%
TOTAL	40,129	1,880	(680)	(613)	39,449	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial debt.

As of December 31,
(M$)	2020	%	2019	%	2018	%
U.S. Dollar	48,609	88%	43,276	92%	38,120	97%
Euro	3,144	6%	2,639	6%	1,103	3%
Norwegian krone	72	0%	81	0%	27	0%
Other currencies	3,597	6%	865	2%	199	0%
TOTAL	55,422	100%	46,861	100%	39,449	100%

As of December 31,
(M$)	2020	%	2019	%	2018	%
Fixed rate	34,870	63%	26,985	58%	18,139	46%
Floating rate	20,552	37%	19,876	42%	21,310	54%
TOTAL	55,422	100%	46,861	100%	39,449	100%

F-74	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

B)  Current financial assets and liabilities

Current borrowings consist mainly of drawings on commercial papers or treasury bills and of bank loans. These instruments bear interest at rates that are close to market rates.

As of December 31,
(M$)
(Assets) / Liabilities	2020	2019	2018
Current financial debt(a)	11,305	8,710	8,316
Current lease obligations	1,206	1,202	–
Current portion of non-current financial debt	4,588	4,907	4,990
Current borrowings (note 14)	17,099	14,819	13,306

Current portion of hedging instruments of debt (liabilities)	104	424	295
Other current financial instruments (liabilities)	99	63	183
Other current financial liabilities (note 14)	203	487	478

Current deposits beyond three months	(4,436)	(3,611)	(3,536)
Non-traded marketable securities	–	(114)	–
Financial receivables on sub-lease, current	(111)	(145)	–
Current portion of hedging instruments of debt (assets)	(18)	–	(45)
Other current financial instruments (assets)	(65)	(122)	(73)
Current financial assets (note 14)	(4,630)	(3,992)	(3,654)

NET CURRENT BORROWINGS	12,672	11,314	10,130

(a)	As of December 31, 2020, December 31, 2019 and December 31, 2018, the current financial debt includes a commercial paper program in Total Capital and Total Capital Canada Ltd. Total Capital and Total Capital Canada Ltd.are wholly-owned subsidiaries of TOTAL SE. They act as financing vehicles for the activities of the Group . Their debt securities are fully and unconditionally guaranteed by TOTAL SE as to payment of principal, premium, if any, interest and any other amounts due.

C)  Cash flow from (used in) financing activities

The variations of financial debt are detailed as follows:

			Non-cash changes
			Change in
	As of		scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2020	changes	reclassification	currency	fair value	Current	Other	2020
Non-current financial instruments - assets(a) and non-current financial assets	(912)	(228)	3	(59)	(2,729)	118	(974)	(4,781)
Non-current financial debt	47,773	15,800	(456)	192	2,973	(8,711)	2,632	60,203
Non-current financial debt and related financial instruments	46,861	15,572	(453)	133	244	(8,593)	1,658	55,422

Current financial instruments - assets(a)	(268)	178	–	(6)	46	(118)	(26)	(194)
Current borrowings	14,819	(6,679)	6	(132)	188	8,711	186	17,099
Current financial instruments - liabilities(a)	487	–	(5)	8	(287)	–	–	203
Current financial debt and related financial instruments	15,038	(6,501)	1	(130)	(53)	8,593	160	17,108

Financial debt and financial assets classified as held for sale	301	–	(10)	22	–	–	–	313
FINANCIAL DEBT	62,200	9,071	(462)	25	191	–	1,818	72,843

(a)	Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

			Non-cash changes
			Change in
	As of		scope,	First			Reclassification		As of
	January 1,	Cash	including IFRS 5	application	Foreign	Changes in	Non-current /		December 31,
(M$)	2019	changes	reclassification	IFRS 16	currency	fair value	Current	Other	2019
Non-current financial instruments - assets(a) and non-current financial assets	(680)	21	12	(50)	4	(71)	144	(292)	(912)
Non-current financial debt	40,129	8,110	(731)	4,805	(48)	484	(6,661)	1,685	47,773
Non-current financial debt and related financial instruments	39,449	8,131	(719)	4,755	(44)	413	(6,517)	1,393	46,861

Current financial instruments - assets(a)	(118)	125	–	–	2	(32)	(144)	(101)	(268)
Current borrowings	13,306	(5,954)	(35)	750	184	(26)	6,661	(67)	14,819
Current financial instruments - liabilities(a)	478	–	–	–	(6)	15	–	–	487
Current financial debt and related financial instruments	13,666	(5,829)	(35)	750	180	(43)	6,517	(168)	15,038

Financial debt and financial assets classified as held for sale	–	–	301	–	–	–	–	–	301
FINANCIAL DEBT	53,115	2,302	(453)	5,505	136	370	–	1,225	62,200
(a)	Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

Form 20-F 2020 TOTAL	F-75

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

			Non-cash changes
			Change in
	As of		scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2018	changes	reclassification	currency	fair value	Current	Other	2018
Non-current financial instruments - assets(a)	(679)	–	(72)	12	59	–	–	(680)
Non-current financial debt	41,340	649	4,708	(59)	62	(6,260)	(311)	40,129
Non-current financial debt and related financial instruments	40,661	649	4,636	(47)	121	(6,260)	(311)	39,449

Current financial instruments - assets(a)	(423)	–	–	10	295	–	–	(118)
Current borrowings	11,096	(3,990)	230	270	(514)	6,260	(46)	13,306
Current financial instruments - liabilities(a)	245	–	67	(11)	177	–	–	478
Current financial debt and related financial instruments	10,918	(3,990)	297	269	(42)	6,260	(46)	13,666

Financial debt classified as held for sale	–	–	–	–	–	–	–	–
FINANCIAL DEBT	51,579	(3,341)	4,933	222	79	–	(357)	53,115

(a) Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

Monetary changes in non-current financial debt are detailed as follows:

For the year ended December 31,
(M$)	2020	2019	2018
Issuance of non-current debt	16,075	8,668	3,938
Repayment of non-current debt	(275)	(538)	(3,289)
NET AMOUNT	15,800	8,131	649

D)  Cash and cash equivalents

Accounting principles

Cash and cash equivalents are comprised of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.

Investments with maturity greater than three months and less than twelve months are shown under “Current financial assets”.

Changes in current financial assets and liabilities are included in the financing activities section of the Consolidated Statement of Cash Flows.

Cash and cash equivalents are detailed as follows:

For the year ended December 31,
(M$)	2020	2019	2018
Cash	14,518	16,456	15,186
Cash equivalents	16,750	10,896	12,721
TOTAL	31,268	27,352	27,907

Cash equivalents are mainly composed of deposits less than three months deposited in government institutions or deposit banks selected in accordance with strict criteria.

As of December 31, 2020, the cash and cash equivalents include $2,140 millions subject to restrictions, notably due to regulatory framework or to the fact they are owned by affiliates located in countries with exchange controls.

E) Net-debt-to-capital ratio

For its internal and external communication needs, the Group calculates a debt ratio by dividing its net financial debt excluding leases by its capital.

F-76	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The ratio is calculated as follows: Net debt excluding leases / (Equity + Net debt excluding leases)

As of December 31,
(M$)
(Assets) / Liabilities	2020	2019	2018
Current borrowings(a)	15,893	13,617	13,093
Other current financial liabilities	203	487	478
Current financial assets(a)	(4,519)	(3,847)	(3,654)
Net financial assets and liabilities held for sale or exchange	313	301	(15)
Non-current financial debt(a)	52,467	41,510	38,464
Non-current financial assets(a)	(3,762)	(748)	(680)
Cash and cash equivalents	(31,268)	(27,352)	(27,907)
Net financial debt	29,327	23,968	19,779
Shareholders’ equity – Group share	103,702	116,778	115,640
Non-controlling interests	2,383	2,527	2,474
Shareholders’ equity	106,085	119,305	118,114
NET-DEBT-TO-CAPITAL RATIO EXCLUDING LEASES	21.7%	16.7%	14.3%

(a)	excluding leases receivables & leases debts.

15.2) Fair value of financial instruments (excluding commodity contracts)

Accounting principles

The Group uses derivative instruments to manage its exposure to risks of changes in interest rates, foreign exchange rates and commodity prices. These financial instruments are accounted for in accordance with IFRS 9, changes in fair value of derivative instruments are recognized in the statement of income or in other comprehensive income and are recognized in the balance sheet in the accounts corresponding to their nature, according to the risk management strategy. The derivative instruments used by the Group are the following:

-     Cash management

Financial instruments used for cash management purposes are part of a hedging strategy of currency and interest rate risks within global limits set by the Group and are considered to be held for trading. Changes in fair value are systematically recorded in the statement of income. The balance sheet value of those instruments is included in “Current financial assets” or “Other current financial liabilities”.

-     Long-term financing

When an external long-term financing is set up, specifically to finance subsidiaries, and when this financing involves currency and interest rate derivatives, these instruments are qualified as:

1)       Fair value hedge of the interest rate and currency risks on the external debt financing the loans to subsidiaries. Changes in fair value of derivatives are recognized in the statement of income, as are changes in fair value of underlying financial debts and loans to subsidiaries.

The fair value of those hedging instruments of long-term financing is included in assets under “Non-current financial assets” or in liabilities under “Non-current financial debt “for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

Form 20-F 2020 TOTAL	F-77

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

In case of the anticipated termination of derivative instruments accounted for as fair value hedges, the amount paid or received is recognized in the statement of income and:

●   If this termination is due to an early cancellation of the hedged items, the adjustment previously recorded as revaluation of those hedged items is also recognized in the statement of income;

●   If the hedged items remain in the balance sheet, the adjustment previously recorded as a revaluation of those hedged items is spread over the remaining life of those items.

In case of a change in the strategy of the hedge (fair value hedge to cash flow hedge), if the components of the initial aggregated exposure had already been designated in a hedging relationship (FVH), the Group designates the new instrument as a hedging instrument of an aggregated position (CFH) without having to end the initial hedging relationship.

2)      Cash flow hedge when the Group implements a strategy of fixing interest rate and/or currency rate on the external debt. Changes in fair value are recorded in Other comprehensive Income for the effective portion of the hedging and in the statement of income for the ineffective portion of the hedging. When the hedged transaction affects profit or loss, the fair value variations of the hedging instrument recorded in equity are also symmetrically recycled to the income statement.

The fair value of those hedging instruments of long-term financing is included in assets under “Non-current financial assets” or in liabilities under “Non-current financial debt“ for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

If the hedging instrument expires, is sold or terminated by anticipation, gains or losses previously recognized in equity remain in equity. Amounts are recycled to the income statement only when the hedged transaction affects profit or loss.

3)     In compliance with IFRS9, the Group has decided to recognize in a separate component of the comprehensive income the variation of foreign currency basis spread (Cross Currency Swaps) identified in the hedging relationships qualified as fair value hedges and cash flow hedges.

-     Foreign subsidiaries’ equity hedge

Certain financial instruments hedge against risks related to the equity of foreign subsidiaries whose functional currency is not the euro (mainly the dollar). These instruments qualify as “net investment hedges” and changes in fair value are recorded in other comprehensive income under "Currency translation" for the effective portion of the hedging and in the statement of income for the ineffective portion of the hedging. Gains or losses on hedging instruments previously recorded in equity, are reclassified to the statement of income in the same period as the total or partial disposal of the foreign activity.

The fair value of these instruments is recorded under “Current financial assets” and ”Other current financial liabilities”.

-     Commitments to purchase shares held by non-controlling interests (put options written on minority interests)

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

A)  Impact on the statement of income per nature of financial instruments

Assets and liabilities from financing activities

The impact on the statement of income of financing assets and liabilities mainly includes:

●	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;
●	Financial expense of long term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short term financing classified as “Financing liabilities and associated hedging instruments”;
●	Ineffective portion of bond hedging;
●	Financial income and financial expense on lease contracts and;
●	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

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

For the year ended December 31,
(M$)	2020	2019	2018
Loans and receivables	154	200	161
Financing liabilities and associated hedging instruments	(1,660)	(1,897)	(1,927)
Fair value hedge (ineffective portion)	12	(1)	(6)
Lease assets and obligations	(422)	(417)	–
Assets and liabilities held for trading	(194)	(237)	(349)
IMPACT ON THE COST OF NET DEBT	(2,110)	(2,352)	(2,121)

F-78	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

B)  Impact of the hedging strategies

Fair value hedge instruments

The impact on the statement of income of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31,
(M$)	2020	2019	2018
Revaluation impact at market value of bonds	(4,004)	(762)	1,332
Swap hedging of bonds	4,016	761	(1,338)
INEFFECTIVE PORTION OF THE FAIR VALUE HEDGE	12	(1)	(6)

The ineffective portion is not representative of the Group’s performance considering the Group’s objective to hold swaps to maturity. The current portion of the swaps valuation is not subject to active management.

Net investment hedge

The variations of the period are detailed in the table below:

For the year ended December 31,	As of			As of
(M$)	January 1,	Variations	Disposals	December 31
2020	(717)	(71)	–	(788)
2019	(724)	7	–	(717)
2018	(762)	38	–	(724)

As of December 31, 2020, 2019 and 2018 the Group had no open forward contracts under these hedging instruments.

Cash flow hedge

The impact on the statement of income and other comprehensive income of the hedging instruments qualified as cash flow hedges is detailed as follows:

For the year ended December 31,
(M$)	2020	2019	2018
Profit (Loss) recorded in other comprehensive income of the period	(327)	(585)	24
Recycled amount from other comprehensive income to the income statement of the period	139	47	(116)

As of December 31, 2020, 2019 and 2018, the ineffective portion of these financial instruments is nil.

Hedging instruments and hedged items by strategy

Fair Value Hedge

The following charts regarding Fair Value Hedge, disclose by nature of hedging instruments (Interest Rate Swaps and Cross Currency Swaps):

-	The nominal amounts and carrying amounts of hedging instruments ;
-	The carrying amounts of hedged items and cumulative FVH adjustments included in the carrying amounts of the hedged items;

The hedged items that have ceased to be adjusted for hedging gains and losses.

For the year ended December 31 2020
(M$)
							Cumulative FVH
		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
	Interest Rate								Financial debt /
Bonds	Swaps	8,063	527	(15)	—	(8,586)	—	(1,136)	Financial assets
	Cross Currency								Financial debt /
Bonds	Swaps	11,011	836	(211)	—	(11,109)	—	(98)	Financial assets
End of hedging (before 2018)		—	—	—	—	—	—	(47)

Form 20-F 2020 TOTAL	F-79

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

For the year ended December 31 2019
(M$)
							Cumulative FVH
		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
Bonds	Interest Rate Swaps	8,012	270	(75)	—	(7,450)	—	(795)	Financial debt / Financial assets
Bonds	Cross Currency Swaps	14,357	124	(1,011)	—	(14,357)	—	1,290	Financial debt / Financial assets
End of hedging (before 2018)				—	—	—	—	(71)

Cash Flow Hedge

The following charts regarding Cash Flow Hedge disclose the nominal amounts and carrying amounts by nature of hedging instruments (Interest Rate Swaps and Cross Currency Swaps).

According to IFRS 9, there is no accounting entry related to Cash Flow Hedge on hedged items.

Nominal
	Nature of	amount of	Carrying amount of		Line item in the
For the year ended December 31, 2020	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,781	—	(1,441)	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	17,511	1,856	(32)	Financial assets

Nominal
	Nature of	amount of	Carrying amount of		Line item in the
For the year ended December 31, 2019	hedging	hedging	hedging instruments		statement of
$M	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,782	25	(527)	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	12,604	19	(431)	Financial assets

F-80	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

C)  Maturity of derivative instruments

The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

For the year ended December 31, 2020		Notional		Notional value schedule
(M$)	Fair	value	Fair	2022					2026
Assets / (Liabilities)	value	2021	value	and after	2022	2023	2024	2025	and after
Fair value hedge
Swaps hedging bonds (assets)	18	1,250	1,365	12,642
Swaps hedging bonds (liabilities)	(104)	1,445	(142)	3,737
Total swaps hedging bonds	(86)	2,695	1,223	16,379	4,350	3,858	2,087	1,630	4,454
Cash flow hedge
Swaps hedging bonds (assets)	—	—	1,856	16,259
Swaps hedging bonds (liabilities)	—	—	(1,473)	14,033
Total swaps hedging bonds	—	—	383	30,292	—	1,000	3,659	4,459	21,174
Forward exchange contracts related to operating activites (assets)	16	262	20	394
Forward exchange contracts related to operating activites (liabilities)	—	—	—	—
Total forward exchange contracts related to operating activities	16	262	20	394	276	118	—	—	—
Held for trading
Other interest rate swaps (assets)	10	22,011	84	3,214
Other interest rate swaps (liabilities)	(51)	7,693	(116)	3,695
Total other interest rate swaps	(41)	29,704	(32)	6,909	2,067	764	2,004	1,937	137
Currency swaps and forward exchange contracts (assets)	39	3,323	5	344
Currency swaps and forward exchange contracts (liabilities)	(48)	2,580	(2)	54
Total currency swaps and forward exchange contracts	(9)	5,903	3	398	189	145	64	—	—

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

For the year ended December 31, 2019		Notional		Notional value schedule
(M$)	Fair	value	Fair	2021					2025
Assets / (Liabilities)	value	2020	value	and after	2021	2022	2023	2024	and after
Fair value hedge
Swaps hedging bonds (assets)	–	–	469	10,896
Swaps hedging bonds (liabilities)	(423)	3,346	(736)	8,127
Total swaps hedging bonds	(423)	3,346	(267)	19,023	2,695	4,298	3,858	2,337	5,835
Cash flow hedge
Swaps hedging bonds (assets)	–	–	43	4,062
Swaps hedging bonds (liabilities)	–	–	(958)	21,324
Total swaps hedging bonds	–	–	(915)	25,386	–	–	1,000	3,659	20,727
Forward exchange contracts related to operating activites (assets)	1	29	–	–
Forward exchange contracts related to operating activites (liabilities)	–	–	–	–
Total forward exchange contracts related to operating activites	1	29	–	–	–	–	–	–	–
Held for trading
Other interest rate swaps (assets)	11	23,522	50	2,225
Other interest rate swaps (liabilities)	(24)	16,007	(44)	3,475
Total other interest rate swaps	(13)	39,529	6	5,700	2,217	1,463	18	1,820	182
Currency swaps and forward exchange contracts (assets)	111	6,446	17	431
Currency swaps and forward exchange contracts (liabilities)	(39)	4,455	–	131
Total currency swaps and forward exchange contracts	72	10,901	17	562	529	33	–	–	–

Form 20-F 2020 TOTAL	F-81

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

For the year ended December 31, 2018		Notional		Notional value schedule
(M$)	Fair	value	Fair	2020					2024
Assets / (Liabilities)	value	2019	value	and after	2020	2021	2022	2023	and after

Fair value hedge
Swaps hedging bonds (assets)	45	1,345	235	3,712
Swaps hedging bonds (liabilities)	(208)	1,874	(1,281)	16,225
Total swaps hedging bonds	(163)	3,219	(1,046)	19,937	3,346	1,945	4,309	3,858	6,479
Cash flow hedge
Swaps hedging bonds (assets)	—	—	378	10,043
Swaps hedging bonds (liabilities)	(87)	969	(599)	11,265
Total swaps hedging bonds	(87)	969	(221)	21,308	—	—	—	—	21,308
Forward exchange contracts related to operating activites (assets)	2	39	—	4
Forward exchange contracts related to operating activites (liabilities)	—	—	—	—
Total forward exchange contracts related to operating activites	2	39	—	4	4	—	—	—	—
Held for trading
Other interest rate swaps (assets)	7	17,001	57	2,515
Other interest rate swaps (liabilities)	(79)	20,816	(22)	2,686
Total other interest rate swaps	(72)	37,817	35	5,201	2,186	1,004	56	1	1,954
Currency swaps and forward exchange contracts (assets)	66	10,500	11	44
Currency swaps and forward exchange contracts (liabilities)	(104)	9,107	(7)	34
Total currency swaps and forward exchange contracts	(38)	19,607	4	78	65	12	1	—	—

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

D)  Fair value hierarchy

Accounting principles

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

The methods used are as follows:

-     Financial debts, swaps

The market value of swaps and of bonds that are hedged by those swaps has been determined on an individual basis by discounting future cash flows with the market curves existing at year-end.

-     Other financial instruments

The fair value of the interest rate swaps and of FRA’s (Forward Rate Agreements) are calculated by discounting future cash flows on the basis of market curves existing at year-end after adjustment for interest accrued but unpaid. Forward exchange contracts and currency swaps are valued on the basis of a comparison of the negotiated forward rates with the rates in effect on the financial markets at year-end for similar maturities.

Exchange options are valued based on models commonly used by the market.

The fair value hierarchy for financial instruments, excluding commodity contracts, is as follows:

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2020	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	—	1,137	—	1,137
Cash flow hedge instruments	—	408	—	408
Assets and liabilities held for trading	—	(68)	—	(68)
Equity instruments	706	—	—	706
TOTAL	706	1,477	—	2,183

F-82	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2019	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	–	(690)	–	(690)
Cash flow hedge instruments	–	(915)	–	(915)
Assets and liabilities held for trading	–	82	–	82
Equity instruments	240	–	–	240
TOTAL	240	(1,523)	–	(1,283)

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2018	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	–	(1,209)	–	(1,209)
Cash flow hedge instruments	–	(306)	–	(306)
Assets and liabilities held for trading	–	(71)	–	(71)
Equity instruments	94	–	–	94
TOTAL	94	(1,586)	–	(1,492)

15.3 Financial risks management

Financial markets related risks

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are mainly interest rate and currency swaps. The Group may also occasionally use futures contracts and options. These operations and their accounting treatment are detailed in Notes 14, 15.1 and 15.2 to the Consolidated Financial Statements.

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

Counterparty risk

The Group has established standards for market transactions under which any banking counterparty must be approved in advance, based on an assessment of the counterparty’s financial solidity (multi-criteria analysis including notably a review of its Credit Default Swap (CDS) level, credit ratings from Standard & Poor’s and Moody’s, which must be of high standing, and general financial situation).

An overall credit limit is set for each authorised financial counterparty and is allocated amongst the affiliates and the Group’s central treasury entities, according to the Group’s financial needs.

To reduce the market valuation risk on its commitments, in particular relating to derivative instruments, the Treasury Department has entered into margin call agreements with its counterparties, in compliance with applicable regulations. Moreover, since December 21, 2018 and pursuant to Regulation (EU) No. 648/2012 on OTC derivatives, central counterparties and trade repositories (EMIR), any new interest rate hedging swap (excluding cross currency swaps) entered into by a Group’s entity is now subject to central clearing.

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

Interest rate risk on non-current debt

The Group’s policy consists in incurring long-term debt at a floating or fixed rate, depending on the Group’s general corporate needs and the interest rate environment at the time of issue, mainly in dollars or euros. Long-term interest rate and currency swaps may be entered into for the purpose of hedging bonds at the time of issuance, synthetically resulting in the incurrence of variable or fixed rate debt. In order to partially alter the interest rate exposure of its long-term indebtedness, TOTAL may also enter into long-term interest rate swaps on an ad-hoc basis.

Form 20-F 2020 TOTAL	F-83

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

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

The non-current debt described in Note 15.1 to the Consolidated Financial Statements is generally raised by the corporate treasury entities either directly in dollars or in euros, or in other currencies which are then exchanged for dollars or euros through swap issues to appropriately match general corporate needs. The proceeds from these debt issuances are loaned to affiliates whose accounts are kept in dollars or in euros. Thus, the net sensitivity of these positions to currency exposure is not significant.

The Group’s short-term currency swaps, the notional value of which appears in Note 15.2 to the Consolidated Financial Statements, are used to attempt to optimize the centralized cash management of the Group. Thus, the sensitivity to currency fluctuations which may be induced is likewise considered negligible.

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2020, 2019 and 2018.

			Change in fair value due to a change in
			interest rate by
Assets / (Liabilities)	Carrying	Estimated	+10 basis	‑10 basis
(M$)	amount	fair value	points	points
As of December 31, 2020
Bonds (non-current portion, before swaps)	(46,239)	(52,246)	440	(440)
Swaps hedging bonds (liabilities)	(1,615)	(1,615)	–	–
Swaps hedging bonds (assets)	3,221	3,221	–	–
Total swaps hedging bonds (assets and liabilities)	1,606	1,606	(70)	70
Current portion of non-current debt after swaps (excluding lease obligations)	(4,674)	(4,696)	2	(2)
Other interest rates swaps	(73)	(73)	18	(18)
Currency swaps and forward exchange contracts	(6)	(6)	–	–
As of December 31, 2019
Bonds (non-current portion, before swaps)	(38,657)	(41,805)	247	(247)
Swaps hedging bonds (liabilities)	(1,694)	(1,694)	–	–
Swaps hedging bonds (assets)	512	512	–	–
Total swaps hedging bonds (assets and liabilities)	(1,182)	(1,182)	(44)	44
Current portion of non-current debt after swaps (excluding lease obligations)	(5,331)	(5,332)	1	(1)
Other interest rates swaps	(7)	(7)	18	(18)
Currency swaps and forward exchange contracts	89	89	–	–
As of December 31, 2018
Bonds (non-current portion, before swaps)	(34,975)	(36,127)	185	(185)
Swaps hedging bonds (liabilities)	(1,880)	(1,880)	–	–
Swaps hedging bonds (assets)	613	613	–	–
Total swaps hedging bonds (assets and liabilities)	(1,267)	(1,267)	(59)	59
Current portion of non-current debt after swaps (excluding capital lease obligations)	(5,027)	(5,027)	–	–
Other interest rates swaps	(37)	(37)	12	(12)
Currency swaps and forward exchange contracts	(34)	(34)	–	–

The impact of changes in interest rates on the cost of debt before tax is as follows:

For the year ended December 31,
(M$)	2020	2019	2018
Cost of net debt	(2,110)	(2,352)	(2,121)
Interest rate translation of :
+ 10 basis points	29	27	29
‑10 basis points	(29)	(27)	(29)

F-84	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

As a result of the policy for the management of currency exposure previously described, the Group’s sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional currency is the euro and the ruble, and to a lesser extent, the pound sterling and the Norwegian krone.

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in consolidated shareholders’ equity which, over the course of the last three years, is essentially related to the fluctuation of the euro, the ruble and the pound sterling and is set forth in the table below:

	Dollar / Euro exchange	Dollar / Pound sterling	Dollar / Ruble exchange
	rates	exchange rates	rates
December 31, 2020	0.81	0.73	74.54
December 31, 2019	0.89	0.76	62.27
December 31, 2018	0.87	0.78	69.62

As of December 31, 2020				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	113,958	28,893	60,613	4,494	9,913	10,045
Currency translation adjustment before net investment hedge	(10,279)	(2,448)	–	(1,726)	(4,253)	(1,852)
Net investment hedge – open instruments	23	23	–	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2020	103,702	26,468	60,613	2,768	5,660	8,193

As of December 31, 2019				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	128,281	37,687	66,005	5,635	9,900	9,054
Currency translation adjustment before net investment hedge	(11,501)	(4,443)	–	(1,830)	(3,355)	(1,873)
Net investment hedge – open instruments	(2)	(2)	–	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2019	116,778	33,241	66,005	3,805	6,545	7,182

As of December 31, 2018				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	126,953	41,518	59,125	9,077	8,248	8,985
Currency translation adjustment before net investment hedge	(11,321)	(3,706)	–	(1,960)	(3,892)	(1,763)
Net investment hedge – open instruments	8	8	–	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2018	115,640	37,820	59,125	7,117	4,356	7,222

Based on the 2020 financial statements, a conversion using rates different from + or - 10% for each of the currencies below would have the following impact on shareholders equity and net income (Group share):

As of December 31, 2020		Pound
(M$)	Euro	sterling	Ruble
Impact of an increase of 10% of exchange rates on :
– shareholders equity	2,647	277	566
– net income (Group share)	(189)	(64)	29
Impact of a decrease of (10)% of exchange rates on :
– shareholders equity	(2,647)	(277)	(566)
– net income (Group share)	189	64	(29)

Stock market risk

The Group holds interests in a number of publicly-traded companies (see Note 8 to the Consolidated Financial Statements). The market value of these holdings fluctuates due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

Liquidity risk

TOTAL SE has committed credit facilities granted by international banks allowing it to benefit from significant liquidity reserves.

As of December 31, 2020, these credit facilities amounted to $14,902 million, of which $11,256 million were unutilized. The agreements underpinning credit facilities granted to TOTAL SE do not contain conditions related to the Company’s financial ratios, to its credit ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position.

As of December 31, 2020, the aggregated amount of the main committed credit facilities granted by international banks to the Group’s companies, including TOTAL SE, was $16,282 million, of which $11,808 million were unutilized. Credit facilities granted to the Group’s companies other than TOTAL SE are not intended to fund the Group’s general corporate purposes; they are intended to fund either general corporate purposes of the borrowing affiliate, or a specific project.

Form 20-F 2020 TOTAL	F-85

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The following tables show the maturity of the financial assets and liabilities of the Group as of December 31, 2020, 2019 and 2018 (see Note 15.1 to the Consolidated Financial Statements).

As of December 31, 2020
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	–	(9,849)	(5,762)	(5,990)	(4,321)	(30,951)	(56,873)
Non-current financial assets excluding derivative financial instruments	–	59	42	45	46	1,259	1,451
Current borrowings	(17,099)	–	–	–	–	–	(17,099)
Other current financial liabilities	(203)	–	–	–	–	–	(203)
Current financial assets	4,630	–	–	–	–	–	4,630
Assets and liabilities available for sale or exchange	(313)	–	–	–	–	–	(313)
Cash and cash equivalents	31,268	–	–	–	–	–	31,268
Net amount before financial expense	18,283	(9,790)	(5,720)	(5,945)	(4,275)	(29,692)	(37,139)
Financial expense on non-current financial debt	(930)	(888)	(825)	(696)	(603)	(5,833)	(9,775)
Interest differential on swaps	(163)	(149)	(158)	(173)	(196)	(930)	(1,769)
NET AMOUNT	17,190	(10,827)	(6,703)	(6,814)	(5,074)	(36,455)	(48,683)

As of December 31, 2019
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	–	(5,683)	(6,102)	(5,172)	(5,802)	(24,435)	(47,194)
Non-current financial assets excluding derivative financial instruments	–	68	24	9	4	228	333
Current borrowings	(14,819)	–	–	–	–	–	(14,819)
Other current financial liabilities	(487)	–	–	–	–	–	(487)
Current financial assets	3,992	–	–	–	–	–	3,992
Assets and liabilities available for sale or exchange	(301)	–	–	–	–	–	(301)
Cash and cash equivalents	27,352	–	–	–	–	–	27,352
Net amount before financial expense	15,737	(5,615)	(6,078)	(5,163)	(5,798)	(24,207)	(31,124)
Financial expense on non-current financial debt	(807)	(724)	(650)	(594)	(482)	(2,215)	(5,472)
Interest differential on swaps	(350)	(325)	(297)	(255)	(224)	(1,046)	(2,497)
NET AMOUNT	14,580	(6,664)	(7,025)	(6,012)	(6,504)	(27,468)	(39,093)

As of December 31, 2018
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	–	(5,432)	(3,966)	(5,158)	(4,983)	(19,910)	(39,449)
Current borrowings	(13,306)	–	–	–	–	–	(13,306)
Other current financial liabilities	(478)	–	–	–	–	–	(478)
Current financial assets	3,654	–	–	–	–	–	3,654
Assets and liabilities available for sale or exchange	15	–	–	–	–	–	15
Cash and cash equivalents	27,907	–	–	–	–	–	27,907
Net amount before financial expense	17,792	(5,432)	(3,966)	(5,158)	(4,983)	(19,910)	(21,657)
Financial expense on non-current financial debt	(718)	(682)	(598)	(506)	(427)	(1,037)	(3,968)
Interest differential on swaps	(484)	(412)	(369)	(309)	(234)	(869)	(2,677)
NET AMOUNT	16,590	(6,526)	(4,933)	(5,973)	(5,644)	(21,816)	(28,302)

The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2020, 2019 and 2018 (see Note 14 of the Notes to the Consolidated Financial Statements).

As of December 31,
Assets/(Liabilities)
(M$)	2020	2019	2018
Accounts payable	(23,574)	(28,394)	(26,134)
Other operating liabilities	(14,302)	(16,262)	(13,286)
including derivative financial instruments related to commodity contracts (liabilities)	(3,666)	(5,333)	(3,429)
Accounts receivable, net	14,068	18,488	17,270
Other operating receivables	8,043	11,506	9,733
including derivative financial instruments related to commodity contracts (assets)	1,428	4,791	2,731
TOTAL	(15,765)	(14,662)	(12,417)

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

F-86	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The following table presents the Group’s maximum credit risk exposure:

As of December 31,
Assets/(Liabilities)
(M$)	2020	2019	2018
Loans to equity affiliates (note 8)	5,129	3,999	4,755
Loans and advances (note 6)	2,458	1,982	1,877
Other non-current financial assets related to operational activities (note 6)	287	332	471
Non-current financial assets (note 15.1)	4,781	912	680
Accounts receivable (note 5)	14,068	18,488	17,270
Other operating receivables (note 5)	8,043	11,506	9,733
Current financial assets (note 15.1)	4,630	3,992	3,654
Cash and cash equivalents (note 15.1)	31,268	27,352	27,907
TOTAL	70,664	68,563	66,347

The valuation allowance on accounts receivable, other operating receivables and on loans and advances is detailed in Notes 5 and 6 to the Consolidated Financial Statements.

As part of its credit risk management related to operating and financing activities, the Group has developed margining agreements with certain counterparties. As of December 31, 2020, the net margin call paid amounted to $(1,556) million (against $2,486 million paid as of December 31, 2019 and $2,581 million paid as of December 31, 2018).

The Group has established a number of programs for the sale of receivables, without recourse, with various banks, primarily to reduce its exposure to such receivables. As a result of these programs the Group retains no risk of payment default after the sale, but may continue to service the customer accounts as part of a service arrangement on behalf of the buyer and is required to pay to the buyer payments it receives from the customers relating to the receivables sold. As of December 31, 2020, the net value of receivables sold amounted to $6,446 million. The Group has substantially transferred all the risks and rewards related to receivables. No financial asset or liability remains recognized in the consolidated balance sheet after the date of sale.

Furthermore, in 2020 the Group conducted several operations of reverse factoring for a value of $23 million.

Credit risk is managed by the Group’s business segments as follows:

-     Exploration & Production segment

Risks arising under contracts with government authorities or other oil companies or under long-term supply contracts necessary for the development of projects are evaluated during the project approval process. The long-term aspect of these contracts and the high-quality of the other parties lead to a low level of credit risk.

Risks related to commercial operations, other than those described above (which are, in practice, directly monitored by subsidiaries), are subject to procedures for establishing credit limits and reviewing outstanding balances.

-     Integrated Gas, Renewables & Power segment

-	Gas & Power activities

Trading Gas & Power activities deal with counterparties in the energy, industrial and financial sectors throughout the world. Financial institutions providing credit risk coverage are highly rated international banks and insurance groups.

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

About the Professionals and Retail Gas and Power Sales activities, credit risk management policy is adapted to the type of customer either through the use of procedures of prepayments and appropriate collection, especially for mass customers or through credit insurances and sureties/guarantees obtaining.  For the Professionals segment, the segregation of duties between the commercial and financial teams allows an “a priori” control of risks.

-	Renewables and Carbon Neutrality Businesses (CNB)

Internal procedures for the Renewables division and the Carbon Neutrality Business division include rules on credit risk management. Procedures to monitor customer risk are defined at the local level, especially for SunPower,  Saft and Greenflex (rules for the approval of credit limits, use of guarantees, monitoring and assessment of the receivables portfolio,...).

Form 20-F 2020 TOTAL	F-87

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 15 and 16

-     Refining & Chemicals segment

-	Refining & Chemicals activities

Credit risk is primarily related to commercial receivables. Internal procedures of Refining & Chemicals include rules for the management of credit describing the fundamentals of internal control in this domain. Each Business Unit implements the procedures of the activity for managing and provisioning credit risk according to the size of the subsidiary and the market in which it operates. The principal elements of these procedures are:

-	implementation of credit limits with different authorization schemes;
-	use of insurance policies or specific guarantees (letters of credit);
-	regular monitoring and assessment of overdue accounts (aging balance), including dunning procedures.

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

-	Trading & Shipping activities

Trading & Shipping deals with commercial counterparties and financial institutions located throughout the world. Counterparties to physical and derivative transactions are primarily entities involved in the oil and gas industry or in the trading of energy commodities, or financial institutions. Credit risk coverage is arranged with financial institutions, international banks and insurance groups selected in accordance with strict criteria.

The Trading & Shipping division applies a strict policy of internal delegation of authority in order to set up credit limits by country and counterparty and approval processes for specific transactions. Credit exposures contracted under these limits and approvals are monitored on a daily basis.

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

-     Marketing & Services segment

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

NOTE 16 Financial instruments related to commodity contracts

16.1 Financial instruments related to commodity contracts

Accounting principles

Financial instruments related to commodity contracts, including crude oil, petroleum products, gas, and power purchase/sales contracts within the trading activities, together with the commodity contract derivative instruments such as energy contracts and forward freight agreements, are used to adjust the Group’s exposure to price fluctuations within global trading limits. According to the industry practice, these instruments are considered as held for trading. Changes in fair value are recorded in the statement of income. The fair value of these instruments is recorded in “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

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

F-88	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 16

					Net balance	Net balance
As of December 31, 2020	Gross value	Gross value	Amounts	Amounts	sheet value	sheet value	Other
(M$)	before offsetting	before offsetting	offset -	offset -	presented	presented	amounts not	Net carrying	Fair
Assets / (Liabilities)	- assets	- liabilities	assets(c)	liabilities(c)	- assets	- liabilities	offset	amount	value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	302	(443)	(207)	207	95	(236)	–	(141)	(141)
Forwards(a)	158	(297)	(13)	13	145	(284)	–	(139)	(139)
Options	113	(125)	(68)	68	45	(57)	–	(12)	(12)
Futures	–	–	–	–	–	–	–	–	–
Options on futures	117	(135)	(117)	117	–	(18)	–	(18)	(18)
Other / Collateral	–	–	–	–	–	–	43	43	43
Total crude oil, petroleum products and freight rates	690	(1,000)	(405)	405	285	(595)	43	(267)	(267)
Integrated Gas, Renewables & Power activities
Swaps	10	(71)	–	–	10	(71)	–	(61)	(61)
Forwards(a)	1,372	(3,113)	(186)	186	1,186	(2,927)	–	(1,741)	(1,741)
Options	(61)	(75)	(13)	13	(74)	(62)	–	(136)	(136)
Futures	42	(32)	(21)	21	21	(11)	–	10	10
Other / Collateral	–	–	–	–	–	–	22	22	22
Total Integrated Gas, Renewables & Power	1,363	(3,291)	(220)	220	1,143	(3,071)	22	(1,906)	(1,906)
TOTAL	2,053	(4,291)	(625)	625	1,428	(3,666)	65	(2,173)	(2,173)
Total of fair value non recognized in the balance sheet
(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.
(c)	Amounts offset in accordance with IAS 32.

					Net balance	Net balance
As of December 31, 2019	Gross value	Gross value	Amounts	Amounts	sheet value	sheet value	Other
(M$)	before offsetting	before offsetting	offset -	offset -	presented	presented	amounts not	Net carrying	Fair
Assets / (Liabilities)	- assets	- liabilities	assets(c)	liabilities(c)	- assets	- liabilities	offset	amount	value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	152	(244)	(73)	73	79	(171)	–	(92)	(92)
Forwards(a)	300	(297)	(3)	3	297	(294)	–	3	3
Options	73	(106)	–	–	73	(106)	–	(33)	(33)
Futures	–	–	–	–	–	–	–	–	–
Options on futures	–	(160)	–	–	–	(160)	–	(160)	(160)
Other / Collateral	–	–	–	–	–	–	147	147	147
Total crude oil, petroleum products and freight rates	525	(807)	(76)	76	449	(731)	147	(135)	(135)
Integrated Gas, Renewables & Power activities
Swaps	469	9	39	(39)	508	(30)	–	478	478
Forwards(a)	4,080	(4,831)	(296)	296	3,784	(4,535)	–	(751)	(751)
Options	76	(37)	(28)	28	48	(9)	–	39	39
Futures	17	(43)	(15)	15	2	(28)	–	(26)	(26)
Other / Collateral	–	–	–	–	–	–	(772)	(772)	(772)
Total Integrated Gas, Renewables & Power	4,642	(4,902)	(300)	300	4,342	(4,602)	(772)	(1,032)	(1,032)
TOTAL	5,167	(5,709)	(376)	376	4,791	(5,333)	(625)	(1,167)	(1,167)
Total of fair value non recognized in the balance sheet

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.
(c)	Amounts offset in accordance with IAS 32.

					Net balance	Net balance
As of December 31, 2018	Gross value	Gross value	Amounts	Amounts	sheet value	sheet value	Other
(M$)	before offsetting	before offsetting	offset -	offset -	presented	presented	amounts not	Net carrying	Fair
Assets / (Liabilities)	- assets	- liabilities	assets(c)	liabilities(c)	- assets	- liabilities	offset	amount	value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	389	(272)	(140)	140	249	(132)	–	117	117
Forwards(a)	243	(373)	(59)	59	184	(314)	–	(130)	(130)
Options	243	(363)	(156)	156	87	(207)	–	(120)	(120)
Futures	10	–	–	–	10	–	–	10	10
Options on futures	529	(689)	(529)	529	–	(160)	–	(160)	(160)
Other / Collateral	–	–	–	–	–	–	(118)	(118)	(118)
Total crude oil, petroleum products and freight rates	1,414	(1,697)	(884)	884	530	(813)	(118)	(401)	(401)
Integrated Gas, Renewables & Power activities
Swaps	18	(624)	(6)	6	12	(618)	–	(606)	(606)
Forwards(a)	2,492	(2,285)	(316)	316	2,176	(1,969)	–	207	207
Options	3	(20)	(18)	18	(15)	(2)	–	(17)	(17)
Futures	126	(125)	(98)	98	28	(27)	–	1	1
Other / Collateral	–	–	–	–	–	–	445	445	445
Total Integrated Gas, Renewables & Power	2,639	(3,054)	(438)	438	2,201	(2,616)	445	30	30
TOTAL	4,053	(4,751)	(1,322)	1,322	2,731	(3,429)	327	(371)	(371)
Total of fair value non recognized in the balance sheet

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.
(c)	Amounts offset in accordance with IAS 32.

Form 20-F 2020 TOTAL	F-89

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 16

Commitments on crude oil and refined products have, for the most part, a short-term maturity (less than one year).

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31,	Fair value	Impact on	Settled		Fair value as of
(M$)	as of January 1,	income	contracts	Other	December 31,
Crude oil, petroleum products and freight rates activities
2020	(282)	3,813	(3,841)	-	(310)
2019	(283)	4,189	(4,188)	-	(282)
2018	(223)	2,689	(2,749)	-	(283)
Integrated Gas, Renewables & Power activities
2020	(260)	676	(2,348)	4	(1,928)
2019	(415)	1,588	(686)	(747)	(260)
2018	416	1,220	(2,057)	6	(415)

In 2019, the Other column mainly included the acquisition of Toshiba's LNG portfolio, for which financial instruments related to commodity contracts had been recognized for the amount of treasury received.

The fair value hierarchy for financial instruments related to commodity contracts is as follows:

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2020	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Crude oil, petroleum products and freight rates activities	10	(320)	–	(310)
Integrated Gas, Renewables & Power activities	(159)	(361)	(1,408)	(1,928)
TOTAL	(149)	(681)	(1,408)	(2,238)

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2019	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Crude oil, petroleum products and freight rates activities	(182)	(172)	72	(282)
Integrated Gas, Renewables & Power activities	392	2,054	(2,706)	(260)
TOTAL	210	1,882	(2,634)	(542)

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2018	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Crude oil, petroleum products and freight rates activities	(303)	20	–	(283)
Integrated Gas, Renewables & Power activities	424	(638)	(201)	(415)
TOTAL	121	(618)	(201)	(698)

Financial instruments classified as level 3 are mainly composed of long-term liquefied natural gas purchase and sale contracts which relate to the trading activity.

For the purpose of valuation and accounting of LNG contracts, the Group refers to the active management horizon for trading positions which corresponds to 12 months in 2019 and in 2020. The management of positions being carried out on a net value of LNG purchase and sale commitments, the applied valuation method is the contract’s portfolio method based mostly on observable market data such as the prices of energy raw materials forward contracts.

Concerning the period beyond the management horizon, a sensitivity analysis is carried out to verify that no liability should be recognized. The assumptions used are based on internal assumptions such as the oil and gas price trajectories adopted by the Group,  prices renegotiation clauses included in long-term contracts, uncertainties related to contracts execution and flexibilities included in LNG contracts.

This sensitivity analysis highlights that the valuation method of the LNG contracts is sensitive to market risks, and more specifically to price risk resulting from the volatility of oil and natural gas prices on the North American, Asian, and European markets, and to the valuation of flexibilities, and beyond the active management horizon of 12 months, a 10% change of the spread between gas prices in US and Asia would have an estimated annual impact of +/- 0.1 B$ on the contract's portfolio margin for the following year.

The description of each fair value level is presented in Note 15 to the Consolidated Financial Statements.

F-90	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 16 and 17

Cash Flow hedge

The impact on the statement of income and other comprehensive income of the hedging instruments related to commodity contracts and qualified as cash flow hedges is detailed as follows:

As of December 31
(M$)	2020	2019	2018
Profit (Loss) recorded in other comprehensive income of the period	14	(14)	3
Recycled amount from other comprehensive income to the income statement of the period	(1)	—	(3)

These financial instruments are mainly one year term Henry Hub derivatives and European gas, power and CO2 emission rights derivatives.

As of December 31, 2020, the ineffective portion of these financial instruments is nil (in 2019 and in 2018 the ineffective portion of these financial instruments was nil).

16.2 Oil, Gas and Power markets related risks management

Due to the nature of its business, the Group has significant oil and gas trading activities as part of its day-to-day operations in order to optimize revenues from its oil and gas production and to obtain favorable pricing to supply its refineries.

In its international oil trading business, the Group follows a policy of not selling its future production. However, in connection with this trading business, the Group, like most other oil companies, uses energy derivative instruments to adjust its exposure to price fluctuations of crude oil, refined products, natural gas, and power. The Group also uses freight rate derivative contracts in its shipping business to adjust its exposure to freight-rate fluctuations. To hedge against this risk, the Group uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets. The list of the different derivatives held by the Group in these markets is detailed in Note 16.1 to the Consolidated Financial Statements.

The Trading & Shipping division measures its market risk exposure, i.e. potential loss in fair values, on its crude oil, refined products and freight rates trading activities using a “value-at-risk” technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair values is based on the end-of-day exposures and historical price movements of the last 400 business days for all traded instruments and maturities. Options are systematically re-evaluated using appropriate models.

The “value-at-risk” represents the most unfavorable movement in fair value obtained with a 97.5%confidence level. This means that the Group’s portfolio result is likely to exceed the value-at-risk loss measure once over 40 business days if the portfolio exposures were left unchanged.

Trading & Shipping: "value-at-risk with" a 97.5% probability

As of December 31,
(M$)	High	Low	Average	Year end
2020	30	6	15	19
2019	28	9	17	21
2018	21	5	12	7

As part of its gas and power trading activity, the Group also uses derivative instruments such as futures, forwards, swaps and options in both organized and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. The Gas division measures its market risk exposure, i.e. potential loss in fair values, on its trading business using a "value-at-risk" technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a one-day period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the past two years for all instruments and maturities in the global trading business.

Integrated Gas, Renewables & Power division trading: "value-at-risk" with a 97.5% probability

As of December 31,
(M$)	High	Low	Average	Year end
2020	51	6	21	27
2019	83	10	20	64
2018	20	3	10	10

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

NOTE 17 Post closing events

There was no post closing event.

Form 20-F 2020 TOTAL	F-91

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

NOTE 18 Consolidation scope

As of December 31, 2020, 1,118 entities are consolidated of which 146 are accounted for under the equity method (E).

The table below presents the comprehensive list of the Group consolidated entities

Business		% Group		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Exploration & Production
	Abu Dhabi Gas Industries Limited	15.00%	E	United Arab Emirates	United Arab Emirates
	Abu Dhabi Marine Areas Limited	33.33%	E	United Kingdom	United Arab Emirates
	Angola Block 14 B.V.	50.01%		Netherlands	Angola
	Angola LNG Supply Services, LLC	13.60%	E	United States	United States
	Bonny Gas Transport Limited	15.00%	E	Bermuda	Nigeria
	Brass Holdings B.V.	100.00%		Netherlands	Nigeria
	Brass LNG Limited	20.48%	E	Nigeria	Nigeria
	Deer Creek Pipelines Limited	75.00%		Canada	Canada
	Dolphin Energy Limited	24.50%	E	United Arab Emirates	United Arab Emirates
	E.F. Oil And Gas Limited	100.00%		United Kingdom	United Kingdom
	Elf E&P	100.00%		France	France
	Elf Exploration UK Limited	100.00%		United Kingdom	United Kingdom
	Elf Petroleum Iran	100.00%		France	Iran
	Elf Petroleum UK Limited	100.00%		United Kingdom	United Kingdom
	Gas Investment and Services Company Limited	10.00%	E	Bermuda	Oman
	Mabruk Oil Operations	49.02%		France	Libya
	Moattama Gas Transportation Company Limited	31.24%	E	Bermuda	Myanmar
	Norpipe Oil A/S	34.93%	E	Norway	Norway
	Norpipe Petroleum UK Limited	45.22%	E	United Kingdom	Norway
	Norpipe Terminal Holdco Limited	45.22%	E	United Kingdom	Norway
	Norsea Pipeline Limited	45.22%	E	United Kingdom	Norway
	North Oil Company	30.00%	E	Qatar	Qatar
	Novatek	19.40%	E	Russia	Russia
	Pars LNG Limited	40.00%	E	Bermuda	Iran
	Petrocedeno	30.32%	E	Venezuela	Venezuela
	Private Oil Holdings Oman Limited	10.00%	E	United Kingdom	Oman
	Stogg Eagle Funding B.V.	100.00%		Netherlands	Nigeria
	Tepkri Sarsang A/S	100.00%		Denmark	Iraq
	Termokarstovoye S.A.S.	100.00%		France	France
	Terneftegaz JSC (a)	58.89%	E	Russia	Russia
	Total (BTC) B.V.	100.00%		Netherlands	Azerbaijan
	Total Abu Al Bu Khoosh	100.00%		France	United Arab Emirates
	Total Austral	100.00%		France	Argentina
	Total Brazil Services B.V.	100.00%		Netherlands	Netherlands
	Total Danmark Pipelines A/S	100.00%		Denmark	Denmark
	Total Denmark ASW Pipeline ApS	100.00%		Denmark	Denmark
	Total Denmark ASW, Inc.	100.00%		United States	Denmark
	Total Dolphin Midstream	100.00%		France	France
	Total E&P Chissonga	100.00%		France	Angola
	Total E&P Absheron B.V.	100.00%		Netherlands	Azerbaijan
	Total E&P Al Shaheen A/S	100.00%		Denmark	Qatar
	Total E&P Algerie	100.00%		France	Algeria
	Total E&P Algerie Berkine A/S	100.00%		Denmark	Algeria
	Total E&P Americas, LLC	100.00%		United States	United States
	Total E&P Anchor, LLC	100.00%		United States	United States
	Total E&P Angola	100.00%		France	Angola
	Total E&P Angola Block 15/06	100.00%		France	Angola
	Total E&P Angola Block 16	100.00%		France	Angola
	Total E&P Angola Block 16 Holdings	100.00%		France	Angola
	Total E&P Angola Block 17.06	100.00%		France	Angola
	Total E&P Angola Block 25	100.00%		France	Angola
	Total E&P Angola Block 32	100.00%		France	Angola
	Total E&P Angola Block 33	100.00%		France	Angola
	Total E&P Angola Block 39	100.00%		France	Angola
	Total E&P Angola Block 40	100.00%		France	Angola
	Total E&P Angola Block 48 B.V.	100.00%		Netherlands	Angola

F-92	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Total E&P Angola Blocks 20-21	100.00%	France	Angola
Total E&P Aruba B.V.	100.00%	Netherlands	Aruba
Total E&P Asia Pacific Pte. Limited	100.00%	Singapore	Singapore
Total E&P Azerbaijan B.V.	100.00%	Netherlands	Azerbaijan
Total E&P Bolivie	100.00%	France	Bolivia
Total E&P Borneo B.V.	100.00%	Netherlands	Brunei
Total E&P Bulgaria B.V.	100.00%	Netherlands	Bulgaria
Total E&P Cambodge	100.00%	France	Cambodia
Total E&P Canada Limited	100.00%	Canada	Canada
Total E&P Chine	100.00%	France	China
Total E&P Colombie	100.00%	France	Colombia
Total E&P Congo	85.00%	Congo	Congo
Total E&P Cote d'Ivoire	100.00%	France	Côte d'Ivoire
Total E&P Cote d'Ivoire CI - 514	100.00%	France	Côte d'Ivoire
Total E&P Cote d'Ivoire CI - 515	100.00%	France	Côte d'Ivoire
Total E&P Cote d'Ivoire B.V.	100.00%	Netherlands	Côte d'Ivoire
Total E&P Cyprus B.V.	100.00%	Netherlands	Cyprus
Total E&P Danmark A/S - CPH	100.00%	Denmark	Denmark
Total E&P Danmark A/S -EBJ	100.00%	Denmark	Denmark
Total E&P Do Brasil Ltda	100.00%	Brazil	Brazil
Total E&P Dolphin Upstream	100.00%	France	Qatar
Total E&P Dunga GmbH	100.00%	Germany	Kazakhstan
Total E&P East El Burullus Offshore B.V.	100.00%	Netherlands	Egypt
Total E&P Egypt Block 2 B.V.	100.00%	Netherlands	Egypt
Total E&P Egypte	100.00%	France	Egypt
Total E&P Europe and Central Asia Limited	100.00%	United Kingdom	United Kingdom
Total E&P France	100.00%	France	France
Total E&P Golfe Limited	100.00%	France	Qatar
Total E&P Greece B.V.	100.00%	Netherlands	Greece
Total E&P Guyana B.V.	100.00%	Netherlands	Guyana
Total E&P Guyane Francaise	100.00%	France	France
Total E&P Holdings Russia	100.00%	France	France
Total E&P Holdings UAE B.V.	100.00%	Netherlands	United Arab Emirates
Total E&P International K1 Limited	100.00%	Kenya	Kenya
Total E&P International K2 Limited	100.00%	Kenya	Kenya
Total E&P International K3 Limited	100.00%	Kenya	Kenya
Total E&P International Limited	100.00%	United Kingdom	Kenya
Total E&P Iraq	100.00%	France	Iraq
Total E&P Ireland B.V.	100.00%	Netherlands	Ireland
Total E&P Italia	100.00%	Italy	Italy
Total E&P Jack LLC	100.00%	United States	United States
Total E&P Jutland Denmark B.V.	100.00%	Netherlands	Denmark
Total E&P Kazakhstan	100.00%	France	Kazakhstan
Total E&P Kenya B.V.	100.00%	Netherlands	Kenya
Total E&P Kurdistan Region of Iraq (Harir) B.V.	100.00%	Netherlands	Iraq
Total E&P Kurdistan Region of Iraq (Safen) B.V.	100.00%	Netherlands	Iraq
Total E&P Kurdistan Region of Iraq (Taza) B.V.	100.00%	Netherlands	Iraq
Total E&P Kurdistan Region of Iraq B.V.	100.00%	Netherlands	Iraq
Total E&P Liban S.A.L.	100.00%	Lebanon	Lebanon
Total E&P Libye	100.00%	France	Libya
Total E&P Lower Zakum B.V.	100.00%	Netherlands	United Arab Emirates
Total E&P M2 Holdings Limited	100.00%	South Africa	South Africa
Total E&P Malaysia	100.00%	France	Malaysia
Total E&P Mauritania Block C18 B.V.	100.00%	Netherlands	Mauritania
Total E&P Mauritania Block C9 B.V.	100.00%	Netherlands	Mauritania
Total E&P Mauritania Blocks DW B.V.	100.00%	Netherlands	Mauritania
Total E&P Mauritanie	100.00%	France	Mauritania
Total E&P Mexico S.A. de C.V.	100.00%	Mexico	Mexico
Total E&P Mozambique B.V.	100.00%	Netherlands	Mozambique
Total E&P Myanmar	100.00%	France	Myanmar
Total E&P Namibia B.V.	100.00%	Netherlands	Namibia
Total E&P Nederland B.V.	100.00%	Netherlands	Netherlands
Total E&P New Ventures Inc.	100.00%	United States	United States
Total E&P Nigeria Deepwater A Limited	100.00%	Nigeria	Nigeria
Total E&P Nigeria Deepwater B Limited	100.00%	Nigeria	Nigeria
Total E&P Nigeria Deepwater C Limited	100.00%	Nigeria	Nigeria

Form 20-F 2020 TOTAL	F-93

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Total E&P Nigeria Deepwater D Limited	100.00%	Nigeria	Nigeria
Total E&P Nigeria Deepwater E Limited	100.00%	Nigeria	Nigeria
Total E&P Nigeria Deepwater F Limited	100.00%	Nigeria	Nigeria
Total E&P Nigeria Deepwater G Limited	100.00%	Nigeria	Nigeria
Total E&P Nigeria Deepwater H Limited	100.00%	Nigeria	Nigeria
Total E&P Nigeria Limited	100.00%	Nigeria	Nigeria
Total E&P Nigeria S.A.S.	100.00%	France	France
Total E&P Norge AS	100.00%	Norway	Norway
Total E&P North Sea UK Limited	100.00%	United Kingdom	United Kingdom
Total E&P Oman	100.00%	France	Oman
Total E&P Participations Petrolieres Congo	100.00%	Congo	Congo
Total E&P Philippines B.V.	100.00%	Netherlands	Philippines
Total E&P Qatar	100.00%	France	Qatar
Total E&P RDC	100.00%	Democratic Republic of Congo	Democratic Republic of Congo
Total E&P Research & Technology USA LLC	100.00%	United States	United States
Total E&P Russie	100.00%	France	Russia
Total E&P Sao Tome and Principe B.V.	100.00%	Netherlands	Angola
Total E&P Senegal	100.00%	France	Senegal
Total E&P Services China Company Limited	100.00%	China	China
Total E&P South Africa B.V.	100.00%	Netherlands	South Africa
Total E&P South Africa Block 567 (Pty) Ltd	100.00%	South Africa	South Africa
Total E&P South Pars	100.00%	France	Iran
Total E&P South Sudan	100.00%	France	Republic of South Sudan
Total E&P Suriname B.V.	100.00%	Netherlands	Suriname
Total E&P Syrie	100.00%	France	Syrian Arab Republic
Total E&P Tajikistan B.V.	100.00%	Netherlands	Tajikistan
Total E&P Thailand	100.00%	France	Thailand
Total E&P Three Pl B.V.	100.00%	Netherlands	Brazil
Total E&P Timan-Pechora LLC	100.00%	Russia	Russia
Total E&P UAE Unconventional Gas B.V.	100.00%	Netherlands	United Arab Emirates
Total E&P Uganda B.V.	100.00%	Netherlands	Uganda
Total E&P UK Limited	100.00%	United Kingdom	United Kingdom
Total E&P Umm Shaif Nasr B.V.	100.00%	Netherlands	United Arab Emirates
Total E&P Uruguay B.V.	100.00%	Netherlands	Uruguay
Total E&P Uruguay Onshore B.V.	100.00%	Netherlands	Uruguay
Total E&P US Well Containment, LLC	100.00%	United States	United States
Total E&P USA Inc.	100.00%	United States	United States
Total E&P USA Oil Shale, LLC	100.00%	United States	United States
Total E&P Waha Limited	100.00%	Cayman Islands	Libya
Total E&P Well Response	100.00%	France	France
Total E&P Yemen	100.00%	France	Yemen
Total E&P Yemen Block 3 B.V.	100.00%	Netherlands	Yemen
Total East Africa Midstream B.V.	100.00%	Netherlands	Uganda
Total Energy (Meuk) Limited	100.00%	United Kingdom	United Kingdom
Total Exploration M'Bridge	100.00%	Netherlands	Angola
Total Facilities Management B.V.	100.00%	Netherlands	Netherlands
Total Gabon	58.28%	Gabon	Gabon
Total Gass Handel Norge AS	100.00%	Norway	Norway
Total Gastransport Nederland B.V.	100.00%	Netherlands	Netherlands
Total Holding Dolphin Amont	100.00%	France	France
Total Holdings Nederland B.V.	100.00%	Netherlands	Netherlands
Total Holdings Nederland International B.V.	100.00%	Netherlands	Netherlands
Total Iran B.V.	100.00%	Netherlands	Iran
Total LNG Supply Services USA Inc.	100.00%	United States	United States
Total Oil and Gas South America	100.00%	France	France
Total Oil and Gas Venezuela B.V.	100.00%	Netherlands	Venezuela
Total Oil Gb Limited	100.00%	United Kingdom	United Kingdom
Total Oil UK Limited	100.00%	United Kingdom	United Kingdom
Total P&G do Brasil Ltda	100.00%	Brazil	Brazil
Total Pars LNG	100.00%	France	France
Total Petroleum Angola	100.00%	France	Angola
Total Profils Petroliers	100.00%	France	France
Total Qatar	100.00%	France	Qatar
Total South Pars	100.00%	France	Iran
Total Upstream Danmark A/S	100.00%	Denmark	Denmark
Total Upstream Nigeria Limited	100.00%	Nigeria	Nigeria

F-94	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Total Upstream UK Limited	100.00%	United Kingdom	United Kingdom
Total Venezuela	100.00%	France	France
Uintah Colorado Resources, LLC	66.67%	United States	United States
Unitah Colorado Resources II, LLC	100.00%	United States	United States
Ypergas S.A.	37.33%	Venezuela	Venezuela

Business		% Group		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Integrated Gas, Renewables & Power
	Abu Dhabi Gas Liquefaction Company Limited	5.00%	E	United Arab Emirates	United Arab Emirates
	Adani Gas Limited AGL	37.40%	E	India	India
	Adani Green Energy Twenty Three Limited	50.00%	E	India	India
	Adani Total Private Limited (e)	50.00%	E	India	India
	Advanced Thermal Batteries Inc.	49.99%	E	United States	United States
	Aerospatiale Batteries (ASB)	49.99%	E	France	France
	Aerowatt Energies	65.00%	E	France	France
	Aerowatt Energies 2	51.00%	E	France	France
	Abarloar Solar, S.L.U.	100.00%		Spain	Spain
	Alcad AB	99.99%		Sweden	Sweden
	Alicante	50.00%	E	France	France
	Alicante 2	50.00%	E	France	France
	Al Kharsaa Solar Holdings B.V.	49.00%	E	Netherlands	Netherlands
	Amber Solar Power Cinco, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Cuatro, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Dieciseis, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Diez, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Nueve, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Quince, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Tres, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Uno, S.L.	65.00%	E	Spain	Spain
	Anayet Solar, S.L.U.	100.00%		Spain	Spain
	Armada Solar, S.L.U.	100.00%		Spain	Spain
	Amura Solar, S.L.U.	100.00%		Spain	Spain
	Angola LNG Limited	13.60%	E	Bermuda	Angola
	Arbotante Solar, S.L.U.	100.00%		Spain	Spain
	Arctic LNG 2 LLC (b)	21.64%	E	Russia	Russia
	ATJV Offshore	50.00%	E	Singapore	Singapore
	Automotive Cells Company, S.E.	49.99%	E	France	France
	Baser Comercializadora de Referencia	100.00%		Spain	Spain
	Bassin Du Capiscol	100.00%		France	France
	Beauce Oratorienne	100.00%		France	France
	Biogaz Breuil	100.00%		France	France
	Biogaz Chatillon	100.00%		France	France
	Biogaz Corcelles	100.00%		France	France
	Biogaz Epinay	100.00%		France	France
	Biogaz Libron	100.00%		France	France
	Biogaz Milhac	100.00%		France	France
	Biogaz Soignolles	100.00%		France	France
	Biogaz Torcy	100.00%		France	France
	Biogaz Vert Le Grand	100.00%		France	France
	Biogaz Viriat	100.00%		France	France
	Borrowed Sunshine II Parent, LLC	51.61%		United States	United States
	Borrowed Sunshine II, LLC	51.61%		United States	United States
	BSP Class B Member HoldCo, LLC	51.61%		United States	United States
	BSP Class B Member, LLC	51.61%		United States	United States
	BSP Holding Company, LLC	51.61%		United States	United States
	BSP II Parent, LLC	51.61%		United States	United States
	Cameron LNG Holdings LLC	16.60%	E	United States	United States
	Centrale Eolienne Ploumoguer	100.00%		France	France
	Centrale Eolienne De Goulien	100.00%		France	France
	Centrale Eolienne De La Vallee Gentillesse	74.80%		France	France
	Centrale Hydrolique Alas	100.00%		France	France
	Centrale Hydrolique Ardon	90.00%		France	France
	Centrale Hydrolique Arvan	100.00%		France	France
	Centrale Hydrolique Barbaira	100.00%		France	France
	Centrale Hydrolique Bonnant	100.00%		France	France

Form 20-F 2020 TOTAL	F-95

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Centrale Hydrolique Gavet	100.00%		France	France
Centrale Hydrolique La Buissiere	100.00%		France	France
Centrale Hydrolique Miage	100.00%		France	France
Centrale Hydrolique Previnquieres	100.00%		France	France
Centrale Photovoltaique De Merle Sud	40.58%	E	France	France
Centrale Photovoltaique Du Seneguier	100.00%		France	France
Centrale Photovoltaique Le Barou	100.00%		France	France
Centrale Solaire 2	100.00%		France	France
Centrale Solaire Autoprod	100.00%		France	France
Centrale Solaire Base 112	100.00%		France	France
Centrale Solaire Beauce Val de Loire	100.00%		France	France
Centrale Solaire Briffaut	100.00%		France	France
Centrale Solaire Centre Ouest 2	100.00%		France	France
Centrale Solaire Cet De Hesse	100.00%		France	France
Centrale Solaire Chauveau	100.00%		France	France
Centrale Solaire Chemin De Melette	100.00%		France	France
Centrale Solaire De Cazedarnes	75.00%		France	France
Centrale Solaire de la Med	100.00%		France	France
Centrale Solaire Dom	100.00%		France	France
Centrale Solaire Du Centre Ouest	100.00%		France	France
Centrale Solaire Du Lavoir	60.00%		France	France
Centrale Solaire Estarac	35.00%	E	France	France
Centrale Solaire Ficon	100.00%		France	France
Centrale Solaire Forum Laudun	100.00%		France	France
Centrale Solaire Gare de Boussens	100.00%		France	France
Centrale Solaire Golbey	100.00%		France	France
Centrale Solaire Guinots	100.00%		France	France
Centrale Solaire Heliovale	59.63%	E	France	France
Centrale Solaire La Fenasse	100.00%		France	France
Centrale Solaire La Metairie	100.00%		France	France
Centrale Solaire La Potence	100.00%		France	France
Centrale Solaire La Sauteirane	100.00%		France	France
Centrale Solaire La Tastere	100.00%		France	France
Centrale Solaire Le Castellet	100.00%		France	France
Centrale Solaire Les Ancizes	100.00%		France	France
Centrale Solaire Les Aspres	100.00%		France	France
Centrale Solaire Les Canebieres	100.00%		France	France
Centrale Solaire Les Cordeliers	83.98%		France	France
Centrale Solaire Les Cordeliers 2	100.00%		France	France
Centrale Solaire Les Galliennes	100.00%		France	France
Centrale Solaire Lodes	50.00%	E	France	France
Centrale Solaire Lyreco	100.00%		France	France
Centrale Solaire Manosque Ombriere	100.00%		France	France
Centrale Solaire Mazeran Lr	50.00%	E	France	France
Centrale Solaire Mazeran Paca	100.00%		France	France
Centrale Solaire Olinoca	10.00%	E	France	France
Centrale Solaire Ombrieres Cap Agathois	83.98%		France	France
Centrale Solaire Ombrieres De Blyes	100.00%		France	France
Centrale Solaire Ombrieres P5	100.00%		France	France
Centrale Solaire Pezenas	100.00%		France	France
Centrale Solaire Piennes	100.00%		France	France
Centrale Solaire Plateau De Pouls	51.00%		France	France
Centrale Solaire Pont Sur Sambre	100.00%		France	France
Centrale Solaire Quadrao	100.00%		France	France
Centrale Solaire Quinipily 2	100.00%		France	France
Centrale Solaire Sainte-Marie La Mare	100.00%		France	France
Centrale Solaire SPW2	100.00%		France	France
Centrale Solaire Supdevenergie	100.00%		France	France
Centrale Solaire Toiture Josse	100.00%		France	France
Centrale Solaire TQ1	100.00%		France	France
Centrale Solaire Valorbi	100.00%		France	France
Centrale Solaire Zabo	100.00%		France	France
Centrale Solaire Zabo 2	100.00%		France	France
Cerezo Solar, S.L.U.	100.00%		Spain	Spain
Cidra Solar, S.L.U.	100.00%		Spain	Spain
Co Biogaz	26.00%	E	France	France

F-96	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Cogenra Solar, Inc.	51.61%		United States	United States
Colón LNG Marketing S. de R. L.	50.00%	E	Panama	Panama
Cote d'Ivoire GNL	34.00%	E	Côte d'Ivoire	Côte d'Ivoire
DAJA 148	100.00%		France	France
DAJA 154	100.00%		France	France
DAJA 160	100.00%		France	France
ECA LNG Holdings B.V.	16.60%	E	Netherlands	Netherlands
Eclipse Solar SPA	100.00%		Chile	Chile
Edelweis Solar, S.L.U.	100.00%		Spain	Spain
EDP Comercializadora S.A.U.	100.00%		Spain	Spain
EDP Energia S.A.U.	100.00%		Spain	Spain
Electricite Solaire De Molleges	100.00%		France	France
Energie Developpement	50.00%	E	France	France
Eole Boin	100.00%		France	France
Eole Champagne Conlinoise	66.00%	E	France	France
Eole Cote Du Moulin	100.00%		France	France
Eole Fonds Caraibes	100.00%		France	France
Eole Grand Maison	100.00%		France	France
Eole La Montagne	87.60%		France	France
Eole La Perriere S.A.R.L.	100.00%		France	France
Eole Les Buissons	100.00%		France	France
Eole Morne Carriere	100.00%		France	France
Eole Morne Constant	100.00%		France	France
Eole Moulin Tizon	100.00%		France	France
Eole Pierrefitte Es Bois	100.00%		France	France
Eole Sorbon II	100.00%		France	France
Eole Yate	100.00%		France	France
Eoliennes Arques 3	100.00%		France	France
Eoliennes Du Champ Chardon	100.00%		France	France
Eolmed	20.00%	E	France	France
Falla Solar, S.L.U.	100.00%		Spain	Spain
Fast Jung KB	99.99%		Sweden	Sweden
Finansol 1	100.00%		France	France
Finansol 2	100.00%		France	France
Finansol 3	100.00%		France	France
Fluxsol	100.00%		France	France
Frieman & Wolf Batterietechnick GmbH	99.99%		Germany	Germany
Gas Del Litoral SRLCV	25.00%	E	Mexico	Mexico
Gfs I Holding Company, LLC	51.61%		United States	United States
Glaciere De Palisse	100.00%		France	France
Global Energy Armateur SNC	100.00%		France	France
Global LNG Armateur S.A.S.	100.00%		France	France
Global LNG Downstream S.A.S.	100.00%		France	France
Global LNG North America Corporation	100.00%		United States	United States
Global LNG S.A.S.	100.00%		France	France
Global LNG UK Limited	100.00%		United Kingdom	United Kingdom
Go Electric	99.99%		United States	United States
Golden Fields Solar I, LLC	51.61%		United States	United States
Goodfellow Solar Construction, LLC	51.61%		United States	United States
Goodfellow Solar II, LLC	51.61%		United States	United States
Goodfellow Solar III, LLC	51.61%		United States	United States
Gray Whale Offshore Wind Power No.1 Co., Ltd	50.00%	E	South Korea	South Korea
Gray Whale Offshore Wind Power No.2 Co., Ltd	50.00%	E	South Korea	South Korea
Greenflex Actirent Group, S.L.	100.00%		Spain	Spain
Greenflex S.A.S.	99.99%		France	France
GridVault DR1, LLC	51.61%		United States	United States
Grillete Solar, S.L.U.	100.00%		Spain	Spain
Gulf Total Tractebel Power Company PSJC	20.00%	E	United Arab Emirates	United Arab Emirates
Helio 100 Kw	100.00%		France	France
Helio 21	100.00%		France	France
Helio 974 Sol 1	100.00%		France	France
Helio 974 Toitures	100.00%		France	France
Helio 974 Toiture 2	100.00%		France	France
Helio Bakia	50.00%	E	France	France
Helio Boulouparis	50.00%	E	France	France
Helio Boulouparis 2	50.00%	E	France	France

Form 20-F 2020 TOTAL	F-97

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Helio Fonds Caraibes	100.00%		France	France
Helio Koumac	50.00%	E	France	France
Helio L'R	100.00%		France	France
Helio Moindah	100.00%		France	France
Helio Piin Patch	50.00%	E	France	France
Helio Plaine des Gaiacs	100.00%		France	France
Helio Popidery	50.00%	E	France	France
Helio Reunion	100.00%		France	France
Helio Saint Benoit	100.00%		France	France
Helio Tamoa	50.00%	E	France	France
Helio Temala	50.00%	E	France	France
Helio Tontouta	100.00%		France	France
Helio Wabealo	100.00%		France	France
Helix Project III, LLC	51.61%		United States	United States
Helix Project V, LLC	51.61%		United States	United States
HETTY	100.00%		France	France
Holding Eole 2018	100.00%		France	France
Hydro Tinee	50.00%	E	France	France
Hydromons	100.00%		France	France
Ichthys LNG PTY Limited	26.00%	E	Australia	Australia
Institut Photovoltaique D'Ile De France (IPVF)	43.00%		France	France
Ise Total Nanao Power Plant G.K.	50.00%	E	Japan	Japan
JDA Overseas Holdings, LLC	51.61%		United States	United States
Jingdan New Energy investment (Shanghai) Co. Ltd	50.00%	E	China	China
Jmcp	50.05%		France	France
JOBS Tugboat, LLC	51.61%		United States	United States
Komundo Offshore Wind Power Co., Ltd	50.00%	E	South Korea	South Korea
LA Basin Solar I, LLC	51.61%		United States	United States
La Compagnie Electrique de Bretagne	100.00%		France	France
La Metairie Neuve	25.00%	E	France	France
La Seauve	95.01%		France	France
Lampiris S.A.	100.00%		Belgium	Belgium
Lanuza Solar, S.L.U.	100.00%		Spain	Spain
Lemoore Stratford Land Holdings IV, LLC	51.61%		United States	United States
Les Vents De Nivillac	100.00%		France	France
Les Vents De Ranes	100.00%		France	France
Leuret	100.00%		France	France
Lincoln Solar Star, LLC	51.61%		United States	United States
Luce Solar SPA	100.00%		Chile	Chile
Luminora Solar cuatro, S.L.	65.00%	E	Spain	Spain
Luminora Solar Dos, S.L.	65.00%	E	Spain	Spain
Luminora Solar Tres, S.L.	65.00%	E	Spain	Spain
Margeriaz Energie	100.00%		France	France
Marysville Unified School District Solar, LLC	51.61%		United States	United States
Mauricio Solar, S.L.U.	100.00%		Spain	Spain
Maxeon Solar Technologies, Pte. Ltd.	36.40%	E	Singapore	Singapore
Messigaz SNC	100.00%		France	France
Methanergy	100.00%		France	France
Missiles & Space Batteries Limited	49.99%	E	United Kingdom	United Kingdom
Miyagi Osato Solar Park G.K.	45.00%	E	Japan	Japan
Miyako Kuzakai Solarpark G.K.	50.00%	E	Japan	Japan
Mojave Solar Investment, LLC	51.61%		United States	United States
Moz LNG1 Financing Company Ltd	26.50%		United Arab Emirates	United Arab Emirates
Moz LNG1 Holding Company Ltd	26.50%		United Arab Emirates	United Arab Emirates
Mozambique MOF Company S.A.	26.50%		Mozambique	Mozambique
Mozambique LNG Marine Terminal Company S.A.	26.50%		Mozambique	Mozambique
Mulilo Prieska PV (RF) Proprietary Limited	27.00%	E	South Africa	South Africa
National Gas Shipping Company Limited	5.00%	E	United Arab Emirates	United Arab Emirates
NEM Solar Targetco, LLC	51.61%		United States	United States
Nevada Joint Union High School District Solar, LLC	51.61%		United States	United States
Nigeria LNG Limited	15.00%	E	Nigeria	Nigeria
NorthStar Energy Management, LLC	51.61%		United States	United States
NorthStar Energy Management Nevada, LLC	51.61%		United States	United States
Nouvelle Centrale Eolienne de Lastours	50.00%	E	France	France
Nuza Solar, S.L.U.	100.00%		Spain	Spain
Nyk Armateur S.A.S.	50.00%	E	France	France

F-98	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Oman LNG, LLC	5.54%	E	Oman	Oman
Parc Eolien Nordex III	50.00%	E	France	France
Parc Eolien Nordex XXIX	50.00%	E	France	France
Parc Eolien Nordex XXX	50.00%	E	France	France
Parc Solaire De Servian	100.00%		France	France
Parc Solaire De Servian 2	100.00%		France	France
Parque Fotovoltaico Alicahue Solar SPA	100.00%		Chile	Chile
Parque Fotovoltaico Santa Adriana Solar SPA	100.00%		Chili	Chili
Partrederiet Bw Gas Global LNG	49.00%	E	Norway	Norway
Perpetual Sunhine Solar Program I, LLC	51.61%		United States	United States
Perpetual Sunshine I, LLC	51.61%		United States	United States
Pilastra Solar, S.L.U.	100.00%		Spain	Spain
Portalon Solar, S.L.U.	100.00%		Spain	Spain
Pos	100.00%		France	France
Pos Production Ii	60.00%		France	France
Pos Production Iii	70.00%		France	France
Pos Production Iv	70.00%		France	France
Pos Production V	70.00%		France	France
Postigo Solar, S.L.U.	100.00%		Spain	Spain
Qatar Liquefied Gas Company Limited	10.00%	E	Qatar	Qatar
Qatar Liquefied Gas Company Limited (II)	16.70%	E	Qatar	Qatar
Quadrica	51.00%	E	France	France
Quilla Solar, S.L.U.	100.00%		Spain	Spain
RLA Solar SPA	100.00%		Chile	Chile
Rosamond Raven Holdings, LLC	51.61%		United States	United States
Saft (Zhuhai FTZ) Batteries Company Limited	99.99%		China	China
Saft (Zhuhai) Energy Storage Co	99.99%		China	China
Saft AB	99.99%		Sweden	Sweden
Saft Acquisition S.A.S.	99.99%		France	France
Saft America Inc.	99.99%		United States	United States
Saft AS	99.99%		Norway	Norway
Saft Australia PTY Limited	99.99%		Australia	Australia
Saft Batterias SL	99.99%		Spain	Spain
Saft Batterie Italia S.R.L.	99.99%		Italy	Italy
Saft Batterien GmbH	99.99%		Germany	Germany
Saft Batteries Pte Limited	99.99%		Singapore	Singapore
Saft Batteries PTY Limited	99.99%		Australia	Australia
Saft Batterijen B.V.	99.99%		Netherlands	Netherlands
Saft Do Brasil Ltda	99.99%		Brazil	Brazil
Saft EV S.A.S.	99.99%		France	France
Saft Ferak AS	99.99%		Czech Republic	Czech Republic
Saft Groupe S.A.	99.99%		France	France
Saft Hong Kong Limited	99.99%		Hong Kong	Hong Kong
Saft India Private Limited	99.99%		India	India
Saft Japan KK	99.99%		Japan	Japan
Saft Limited	99.99%		United Kingdom	United Kingdom
Saft LLC	99.99%		Russia	Russia
Saft Nife ME Limited	99.99%		Cyprus	Cyprus
Saft S.A.S.	99.99%		France	France
Seagreen HoldCo 1 Limited	51.00%	E	United Kingdom	United Kingdom
SGS Antelope Valley Development, LLC	51.61%		United States	United States
Shams Power Company PJSC	20.00%	E	United Arab Emirates	United Arab Emirates
Societe Champenoise d'Energie	16.00%	E	France	France
Societe d'exploitation de centrales photovoltaiques 1	25.86%		France	France
Societe Economie Mixte Production Energetique Renouvelable	35.92%	E	France	France
Solar Carport NJ, LLC	51.61%		United States	United States
Solar Energies	65.00%	E	France	France
Solar Sail, LLC	51.61%		United States	United States
Solar Sail Commercial DevCo I, LLC	51.61%		United States	United States
Solar Sail Commercial Holdings, LLC	51.61%		United States	United States
Solar Sail Commercial MPW DevCo, LLC	51.61%		United States	United States
Solar Star Always Low Prices Ct, LLC	51.61%		United States	United States
Solar Star Always Low Prices Hi, LLC	51.61%		United States	United States
Solar Star Always Low Prices Ma, LLC	51.61%		United States	United States
Solar Star Arizona HMR-I, LLC	51.61%		United States	United States

Form 20-F 2020 TOTAL	F-99

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Solar Star Arizona II, LLC	51.61%	United States	United States
Solar Star Arizona VII, LLC	51.61%	United States	United States
Solar Star Bay City 2, LLC	51.61%	United States	United States
Solar Star Bear Creek, LLC	51.61%	United States	United States
Solar Star Big Apple CDG, LLC	51.61%	United States	United States
Solar Star Big Apple BTM, LLC	51.61%	United States	United States
Solar Star California I, LLC	51.61%	United States	United States
Solar Star California IV, LLC	51.61%	United States	United States
Solar Star California LXXV, LLC	51.61%	United States	United States
Solar Star California LXXVI, LLC	51.61%	United States	United States
Solar Star California XXXV, LLC	51.61%	United States	United States
Solar Star California XXXVI, LLC	51.61%	United States	United States
Solar Star California XXXVIII, LLC	51.61%	United States	United States
Solar Star Co Co 1, LC	51.61%	United States	United States
Solar Star Co Co 2, LLC	51.61%	United States	United States
Solar Star Coastal Pirate, LLC	51.61%	United States	United States
Solar Star Colorado II, LLC	51.61%	United States	United States
Solar Star CRC Kern Front, LLC	51.61%	United States	United States
Solar Star CRC Yowlumne 1 North, LLC	51.61%	United States	United States
Solar Star CRC Yowlumne 2 South, LLC	51.61%	United States	United States
Solar Star CRC North Shafter, LLC	51.61%	United States	United States
Solar Star CRC Pier A West, LLC	51.61%	United States	United States
Solar Star CRC Mt. Poso, LLC	51.61%	United States	United States
Solar Star Deer Island, LLC	51.61%	United States	United States
Solar Star Energy Center, LLC	51.61%	United States	United States
Solar Star Golden Empire, LLC	51.61%	United States	United States
Solar Star Harbor, LLC	51.61%	United States	United States
Solar Star HD Maryland, LLC	51.61%	United States	United States
Solar Star HD New Jersey, LLC	51.61%	United States	United States
Solar Star HD New York, LLC	51.61%	United States	United States
Solar Star Healthy 1, LLC	51.61%	United States	United States
Solar Star Healthy Lake, LLC	51.61%	United States	United States
Solar Star Hernwood, LLC	51.61%	United States	United States
Solar Star Kale 1, LLC	51.61%	United States	United States
Solar Star Khsd, LLC	51.61%	United States	United States
Solar Star LA County High Desert, LLC	51.61%	United States	United States
Solar Star LCR Culver City, LLC	51.61%	United States	United States
Solar Star LCR Irvine, LLC	51.61%	United States	United States
Solar Star LCR LA 1, LLC	51.61%	United States	United States
Solar Star LCR LA 2, LLC	51.61%	United States	United States
Solar Star LCR Split 1, LLC	51.61%	United States	United States
Solar Star LCR Split 2, LLC	51.61%	United States	United States
Solar Star Lincoln School, LLC	51.61%	United States	United States
Solar Star MA - Tewksbury, LLC	51.61%	United States	United States
Solar Star Massachusetts II, LLC	51.61%	United States	United States
Solar Star Massachusetts III, LLC	51.61%	United States	United States
Solar Star Maxx 1, LLC	51.61%	United States	United States
Solar Star Meridian Park West, LLC	51.61%	United States	United States
Solar Star Parent CRC Kern Front, LLC	51.61%	United States	United States
Solar Star Parent CRC Mt. Poso, LLC	51.61%	United States	United States
Solar Star Parent CRC North Shafter, LLC	51.61%	United States	United States
Solar Star Parent CRC Pier A West, LLC	51.61%	United States	United States
Solar Star Parent CRC Yowlumne 1 North, LLC	51.61%	United States	United States
Solar Star Parent CRC Yowlumne 2 South, LLC	51.61%	United States	United States
Solar Star Parkton, LLC	51.61%	United States	United States
Solar Star Prairie Holding, LLC	51.61%	United States	United States
Solar Star Prime 2, LLC	51.61%	United States	United States
Solar Star Prime 3, LLC	51.61%	United States	United States
Solar Star Prime 4, LLC	51.61%	United States	United States
Solar Star Prime SCK3, LLC	51.61%	United States	United States
Solar Star Rancho CWD I, LLC	51.61%	United States	United States
Solar Star River, LLC	51.61%	United States	United States
Solar Star Track, LLC	51.61%	United States	United States
Solar Star Track Anacostia, LLC	51.61%	United States	United States
Solar Star Track Cheverly, LLC	51.61%	United States	United States
Solar Star Track Southern Ave 1, LLC	51.61%	United States	United States

F-100	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Solar Star Track Southern Ave 2, LLC	51.61%		United States	United States
Solar Star Track Southern Ave Bus, LLC	51.61%		United States	United States
Solar Star Tranquility, LLC	51.61%		United States	United States
Solar Star Unkety Brook, LLC	51.61%		United States	United States
Solar Star Urbana Landfill Central, LLC	51.61%		United States	United States
Solar Star Urbana Landfill East, LLC	51.61%		United States	United States
Solar Star Vegas 1, LLC	51.61%		United States	United States
Solar Star Woodlands St Cr, LLC	51.61%		United States	United States
SolarBridge Technologies Inc.	51.61%		United States	United States
Solarstar Billerica I, LLC	51.61%		United States	United States
Solarstar Ma I, LLC	51.61%		United States	United States
Solarstar Prime I, LLC	51.61%		United States	United States
SolarStorage Fund A, LLC	51.61%		United States	United States
SolarStorage Fund B, LLC	51.61%		United States	United States
SolarStorage Fund C, LLC	51.61%		United States	United States
SolarStorage Fund D, LLC	51.61%		United States	United States
South Hook LNG Terminal Company Limited	8.35%	E	United Kingdom	United Kingdom
Spinnaker Solar, S.L.U.	100.00%		Spain	Spain
SPWR SS 1, LLC	51.61%		United States	United States
SPWR SunStrong Holdings, LLC	51.61%		United States	United States
SSCA XLI Holding Company, LLC	51.61%		United States	United States
SunPower AssetCo, LLC	51.61%		United States	United States
SunPower Bobcat Solar, LLC	51.61%		United States	United States
SunPower Capital Services, LLC	51.61%		United States	United States
SunPower Capital, LLC	51.61%		United States	United States
SunPower Commercial FTB Construction, LLC	51.61%		United States	United States
SunPower Commercial Holding Company FTB SLB Parent, LLC	51.61%		United States	United States
SunPower Commercial Holding Company FTB SLB, LLC	51.61%		United States	United States
SunPower Corporation	51.61%		United States	United States
SunPower Corporation, Systems	51.61%		United States	United States
SunPower DevCo, LLC	51.61%		United States	United States
SunPower Electrical of New York, LLC	51.61%		United States	United States
SunPower Energia SPA	51.61%		Chile	Chile
SunPower Energy Systems Canada Corporation	51.61%		Canada	Canada
SunPower Equity Holdings, LLC	51.61%		United States	United States
SunPower Foundation	51.61%		United States	United States
SunPower Helix I, LLC	51.61%		United States	United States
SunPower HoldCo, LLC	51.61%		United States	United States
SunPower Manufacturing Oregon, LLC	51.61%		United States	United States
SunPower North America, LLC	51.61%		United States	United States
SunPower NY CDG 1,LLC	51.61%		United States	United States
SunPower Philippines Limited - Regional Operating Headquarters	51.61%		Cayman Islands	Cayman Islands
SunPower Revolver HoldCo I Parent, LLC	51.61%		United States	United States
SunPower Revolver HoldCo I, LLC	51.61%		United States	United States
SunPower Systems Mexico S. de R.L. de C.V.	51.61%		Mexico	Mexico
SunPower Technologies Assetco Holdings, LLC	51.61%		United States	United States
SunStrong Capital Acquisition 3, LLC	51.61%		United States	United States
Sunstrong Capital Holdings, LLC	51.61%	E	United States	United States
SunStrong Partners, LLC	51.61%	E	United States	United States
Sunzil	50.00%	E	France	France
Swingletree Operations, LLC	51.61%		United States	United States
Tadiran Batteries GmbH	99.99%		Germany	Germany
Tadiran Batteries Limited	99.99%		Israel	Israel
Temasol	51.61%		Morocco	Morocco
Tenesol SPV 1	100.00%		France	France
Tianneng Saft Energy Joint Stock Company	39.99%	E	China	China
TIEA Energie	100.00%		France	France
Total Carbon Neutrality Ventures Europe	100.00%		France	France
Total Carbon Neutrality Ventures International	100.00%		France	France
Total Direct Energie - Centrale Electrique Bayet	100.00%		France	France
Total Direct Energie - Centrale Electrique Marchienne-au-Pont	100.00%		Belgium	Belgium
Total Direct Energie - Centrale Electrique Saint Avold	100.00%		France	France
Total Direct Energie Belgium	100.00%		Belgium	Belgium
Total Direct Energie - Centrale Electrique de Toul	100.00%		France	France

Form 20-F 2020 TOTAL	F-101

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Total Direct Energie Generation	100.00%		France	France
Total Direct Energie S.A.	100.00%		France	France
Total Direct Energie Services	100.00%		Belgium	Belgium
Total Direct Energies Centrale Electrique de Pont Sur Sambres	100.00%		France	France
Total E&P Angola Developpement Gaz	100.00%		France	Angola
Total E&P Australia	100.00%		France	Australia
Total E&P Australia Exploration PTY Limited	100.00%		Australia	Australia
Total E&P Australia II	100.00%		France	Australia
Total E&P Australia III	100.00%		France	Australia
Total E&P Barnett USA, LLC	100.00%		United States	United States
Total E&P Holding Ichthys	100.00%		France	France
Total E&P Holdings Australia PTY Limited	100.00%		Australia	Australia
Total E&P Ichthys B.V.	100.00%		Netherlands	Australia
Total E&P Indonesia Mentawai B.V.	100.00%		Netherlands	Indonesia
Total E&P Indonesie	100.00%		France	Indonesia
Total E&P Mauritius Holding Limited	100.00%		Mauritius Island	Mauritius Island
Total E&P Mozambique Area 1, Limitada	100.00%		Mozambique	Mozambique
Total E&P Oman Block 12 B.V.	100.00%		Netherlands	Oman
Total E&P Oman Dev. B.V	100.00%		Netherlands	Oman
Total E&P PNG 2 B.V.	100.00%		Netherlands	Papua New Guinea
Total E&P PNG 5 B.V.	100.00%		Netherlands	Papua New Guinea
Total E&P PNG Limited	100.00%		Papua New Guinea	Papua New Guinea
Total E&P Salmanov	100.00%		France	France
Total E&P Sebuku	100.00%		France	Indonesia
Total E&P Singapore Pte. Ltd.	100.00%		Singapore	Singapore
Total E&P Yamal	100.00%		France	France
Total Energia Italia S.R.L.	100.00%		Italy	Italy
Total Energie Gas GmbH	100.00%		Germany	Germany
Total Energy Investments Tianjin	100.00%		China	China
Total Energy Services	100.00%		France	France
Total Energy Ventures Emerging Markets	100.00%		France	France
Total Eren (c)	29.60%	E	France	France
Total Eren Holding	33.86%	E	France	France
Total Gas & Power Actifs Industriels	100.00%		France	France
Total Gas & Power Asia Private Limited	100.00%		Singapore	Singapore
Total Gas & Power Brazil	100.00%		France	France
Total Gas & Power Chartering Limited	100.00%		United Kingdom	United Kingdom
Total Gas & Power Infrastructure Limited	100.00%		United Kingdom	United Kingdom
Total Gas & Power Limited	100.00%		United Kingdom	United Kingdom
Total Gas & Power North America Inc.	100.00%		United States	United States
Total Gas & Power Services Limited	100.00%		United Kingdom	United Kingdom
Total Gas and Power Limited, London, Meyrin - Geneva Branch	100.00%		Switzerland	Switzerland
Total Gas Pipeline USA Inc.	100.00%		United States	United States
Total Gas Y Electricidad Argentina S.A.	100.00%		Argentina	Argentina
Total Gasandes	100.00%		France	France
Total Gaz Electricite Holdings France	100.00%		France	France
Total GLNG Australia	100.00%		France	Australia
Total GLNG Australia Holdings	100.00%		France	Australia
Total Investment Management Tianjin	100.00%		China	China
Total LNG Angola	100.00%		France	France
Total Midstream Holdings UK Limited	100.00%		United Kingdom	United Kingdom
Total Nature Based Solutions	100.00%		France	France
Total New Energies Limited	100.00%		United Kingdom	United Kingdom
Total New Energies Ventures USA, Inc.	100.00%		United States	United States
Total Offshore Wind Korea	100.00%		France	France
Total Quadran	100.00%		France	France
Total Quadran Caraibes	100.00%		France	France
Total Qadran DK Aps	100.00%		Denmark	Denmark
Total Quadran Nogara	50.00%	E	France	France
Total Quadran Pacific	100.00%		France	France
Total Renewables	100.00%		France	France
Total Renewables USA, LLC	100.00%		United States	United States
Total Solar Assets FZE	100.00%		United Arab Emirates	United Arab Emirates
Total Solar Iberica, S.A.U.	100.00%		Spain	Spain
Total Solar International	100.00%		France	France

F-102	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Total Solar Intl	100.00%		France	France
Total Solar Latin America SPA	100.00%		Chile	Chile
Total Solar Singapore Pte Ltd	100.00%		Singapore	Singapore
Total Solar (Thailand) Co., Ltd.	100.00%		Thailand	Thailand
Total Strong, LLC	50.00%	E	United States	United States
Total SunPower Energia S.A.	51.61%		Chile	Chile
Total Tengah	100.00%		France	Indonesia
Total Tractebel Emirates O & M Company	50.00%	E	France	United Arab Emirates
Total Tractebel Emirates Power Company	50.00%	E	France	United Arab Emirates
Total USA International, LLC	100.00%		United States	United States
Total Yemen LNG Company Limited	100.00%		Bermuda	Bermuda
TQN Hydro	100.00%		France	France
TQN Solar	100.00%		France	France
TQN Solar Nogara	50.00%	E	France	France
TQN Wind	100.00%		France	France
Transportadora de Gas del Mercosur S.A.	32.68%	E	Argentina	Argentina
Trofeo Solar, S.L.U.	100.00%		Spain	Spain
TSGF SpA	50.00%	E	Chile	Chile
Tugboat Commercial Pledgor, LLC	51.61%		United States	United States
TW2 Tugboat, LLC	51.61%		United States	United States
Ultralight 2 Class B Member, LLC	51.61%		United States	United States
Ultralight 2 Holdco, LLC	51.61%		United States	United States
Ultralight 2 Mezzanine Borrower, LLC	51.61%		United States	United States
Ultralight 2 Mezzanine Pledgor, LLC	51.61%		United States	United States
Ultralight 2 Residential Solar, LL	51.61%		United States	United States
Ultralight 2 SolarBloom, LLC	51.61%		United States	United States
Ultralight 2 SolarBloom Pledgor, LLC	51.61%		United States	United States
Valorene	66.00%		France	France
Vega Solar 1 S.A.P.I. de C.V.	51.61%		Mexico	Mexico
Vega Solar 2 S.A.P.I. de C.V.	51.61%		Mexico	Mexico
Vents D'Oc Energies Renouvelables	100.00%		France	France
Vents D'Oc Centrale D'Energie Renouvelable 17	100.00%		France	France
Vents D'Oc Centrale D'Energie Renouvelable 18	100.00%		France	France

Vertigo	25.00%	E	France	France
Watt Prox	100.00%		France	France
Winergy	100.00%		France	France
WP France 21	100.00%		France	France
WP France 25	100.00%		France	France
Yamal LNG (d)	29.73%	E	Russia	Russia
Yemen LNG Company Limited	39.62%	E	Bermuda	Yemen
Zeeland Solar B.V.	100.00%		Netherlands	Netherlands

Form 20-F 2020 TOTAL	F-103

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Business		% Group		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Refining & Chemicals
	Appryl S.N.C	50.00%		France	France
	Atlantic Trading and Marketing Financial Inc.	100.00%		United States	United States
	Atlantic Trading and Marketing Inc.	100.00%		United States	United States
	Balzatex S.A.S.	100.00%		France	France
	Barry Controls Aerospace S.N.C.	100.00%		France	France
	BASF Total Petrochemicals LLC	40.00%		United States	United States
	Bay Junction Inc.	100.00%		United States	United States
	Bayport Polymers LLC	50.00%	E	United States	United States
	Borrachas Portalegre Ltda	100.00%		Portugal	Portugal
	BOU Verwaltungs GmbH	100.00%		Germany	Germany
	Buckeye Products Pileline LP	14.66%	E	United States	United States
	Catelsa-Caceres S.A.U.	100.00%		Spain	Spain
	Cie Tunisienne du Caoutchouc S.A.R.L.	100.00%		Tunisia	Tunisia
	Composite Industrie Maroc S.A.R.L.	100.00%		Morocco	Morocco
	Composite Industrie S.A.	100.00%		France	France
	Cosden, LLC	100.00%		United States	United States
	COS-MAR Company	50.00%		United States	United States
	Cray Valley (Guangzhou) Chemical Company, Limited	100.00%		China	China
	Cray Valley Czech	100.00%		Czech Republic	Czech Republic
	Cray Valley HSC Asia Limited	100.00%		China	Hong Kong
	Cray Valley Italia S.R.L.	100.00%		Italy	Italy
	Cray Valley S.A.	100.00%		France	France
	CSSA - Chartering and Shipping Services S.A.	100.00%		Switzerland	Switzerland
	Espa S.A.R.L.	100.00%		France	France
	Ethylene Est	99.98%		France	France
	Feluy Immobati	100.00%		Belgium	Belgium
	Fina Pipeline Co	100.00%		United States	United States
	FINA Technology, Inc.	100.00%		United States	United States
	Gasket (Suzhou) Valve Components Company, Limited	100.00%		China	China
	Gasket International S.R.L.	100.00%		Italy	Italy
	Grande Paroisse S.A.	100.00%		France	France
	Gulf Coast Pipeline LP	14.66%	E	United States	United States
	Hanwha Total Petrochemical Co. Limited	50.00%	E	South Korea	South Korea
	HBA Hutchinson Brasil Automotive Ltda	100.00%		Brazil	Brazil
	Hutchinson (UK) Limited	100.00%		United Kingdom	United Kingdom
	Hutchinson (Wuhan) Automotive Rubber Products Company Limited	100.00%		China	China
	Hutchinson Aeronautique & Industrie Limited	100.00%		Canada	Canada
	Hutchinson Aeroservices S.A.S.	100.00%		France	France
	Hutchinson Aerospace & Industry Inc.	100.00%		United States	United States
	Hutchinson Aerospace GmbH	100.00%		Germany	Germany
	Hutchinson Aftermarket USA Inc.	100.00%		United States	United States
	Hutchinson Antivibration Systems Inc.	100.00%		United States	United States
	Hutchinson Automotive Systems Company, Limited	100.00%		China	China
	Hutchinson Autopartes Mexico S.A. de C.V.	100.00%		Mexico	Mexico
	Hutchinson Borrachas de Portugal Ltda	100.00%		Portugal	Portugal
	Hutchinson Corporation	100.00%		United States	United States
	Hutchinson d.o.o Ruma	100.00%		Serbia	Serbia
	Hutchinson Do Brasil S.A.	100.00%		Brazil	Brazil
	Hutchinson Fluid Management Systems Inc.	100.00%		United States	United States
	Hutchinson GmbH	100.00%		Germany	Germany
	Hutchinson Holding GmbH	100.00%		Germany	Germany
	Hutchinson Holdings UK Limited	100.00%		United Kingdom	United Kingdom
	Hutchinson Iberia S.A.	100.00%		Spain	Spain
	Hutchinson Industrial Rubber Products (Suzhou) Company, Limited	100.00%		China	China
	Hutchinson Industrias Del Caucho SAU	100.00%		Spain	Spain
	Hutchinson Industries Inc.	100.00%		United States	United States
	Hutchinson Japan Company Limited	100.00%		Japan	Japan
	Hutchinson Korea Limited	100.00%		South Korea	South Korea
	Hutchinson Maroc S.A.R.L. AU	100.00%		Morocco	Morocco
	Hutchinson Poland SP ZO.O.	100.00%		Poland	Poland
	Hutchinson Polymers S.N.C.	100.00%		France	France

F-104	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Hutchinson Porto	100.00%		Portugal	Portugal
Hutchinson Precision Sealing Systems Inc.	100.00%		United States	United States
Hutchinson Research & Innovation Singapore PTE. Limited	100.00%		Singapore	Singapore
Hutchinson Rubber Products Private Limited Inde	100.00%		India	India
Hutchinson S.A.	100.00%		France	France
Hutchinson S.N.C.	100.00%		France	France
Hutchinson S.R.L. (Italie)	100.00%		Italy	Italy
Hutchinson S.R.L. (Roumanie)	100.00%		Romania	Romania
Hutchinson Sales Corporation	100.00%		United States	United States
Hutchinson Seal De Mexico S.A. de CV.	100.00%		Mexico	Mexico
Hutchinson Sealing Systems Inc.	100.00%		United States	United States
Hutchinson SRO	100.00%		Czech Republic	Czech Republic
Hutchinson Stop - Choc GmbH & CO. KG	100.00%		Germany	Germany
Hutchinson Suisse S.A.	100.00%		Switzerland	Switzerland
Hutchinson Transferencia de Fluidos S.A. de C.V.	100.00%		Mexico	Mexico
Hutchinson Tunisie S.A.R.L.	100.00%		Tunisia	Tunisia
Hutchinson Vietnam Company Limited	100.00%		Vietnam	Vietnam
Industrias Tecnicas De La Espuma SL	100.00%		Spain	Spain
Industrielle Desmarquoy S.N.C.	100.00%		France	France
Jehier S.A.S.	99.89%		France	France
Joint Precision Rubber	100.00%		France	France
KTN Kunststofftechnik Nobitz GmbH	100.00%		Germany	Germany
Laffan Refinery Company Limited	10.00%	E	Qatar	Qatar
Laffan Refinery Company Limited 2	10.00%	E	Qatar	Qatar
LaPorte Pipeline Company LP	20.16%	E	United States	United States
LaPorte Pipeline GP LLC	19.96%	E	United States	United States
Le Joint Francais S.N.C.	100.00%		France	France
Legacy Site Services Funding Inc.	100.00%		United States	United States
Legacy Site Services LLC	100.00%		United States	United States
Les Stratifies S.A.S.	100.00%		France	France
Lone Wolf Land Company	100.00%		United States	United States
Machen Land Limited	100.00%		United Kingdom	United Kingdom
Mide Technology Corporation	100.00%		United States	United States
Naphtachimie	50.00%		France	France
Novogy, Inc.	100.00%		United States	United States
Olutex Oberlausitzer Luftfahrttextilien GmbH	100.00%		Germany	Germany
Pamargan (Malta) Products Limited	100.00%		Malta	Malta
Pamargan Products Limited	100.00%		United Kingdom	United Kingdom
Paulstra S.N.C.	100.00%		France	France
Paulstra Silentbloc S.A.	100.00%		Belgium	Belgium
PFW Aerospace GmbH	100.00%		Germany	Germany
PFW Havacilik Sanayi ve Dis Ticaret Limited Sirtketi	100.00%		Turkey	Turkey
PFW Uk Machining Ltd.	100.00%		United Kingdom	United Kingdom
Polyblend GmbH	100.00%		Germany	Germany
Qatar Petrochemical Company Q.S.C. (QAPCO)	20.00%	E	Qatar	Qatar
Qatofin Company Limited	49.09%	E	Qatar	Qatar
Resilium	100.00%		Belgium	Belgium
Retia	100.00%		France	France
Retia USA LLC	100.00%		United States	United States
San Jacinto Rail Limited	17.00%	E	United States	United States
Saudi Aramco Total Refining & Petrochemical Company	37.50%	E	Saoudia Arabia	Saoudia Arabia
SigmaKalon Group B.V.	100.00%		Netherlands	Netherlands
Societe Bearnaise De Gestion Industrielle	100.00%		France	France
Societe du Pipeline Sud-Europeen	35.14%	E	France	France
SPA Sonatrach Total Entreprise de Polymères	49.00%	E	Algeria	Algeria
Stillman Seal Corporation	100.00%		United States	United States
Stop-Choc (UK) Limited	100.00%		United Kingdom	United Kingdom
Synova	100.00%		France	France
Techlam S.A.S.	100.00%		France	France
Thermal Control Systems Automotive Sasu	60.00%		France	France
Total Activites Maritimes	100.00%		France	France
Total Atlantic Trading Mexico SA De CV	100.00%		Mexico	Mexico
Total Corbion PLA B.V.	50.00%	E	Netherlands	Netherlands
Total Country Services Belgium	100.00%		Belgium	Belgium
Total Deutschland GmbH (e)	100.00%		Germany	Germany

Form 20-F 2020 TOTAL	F-105

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Total Downstream UK PLC	100.00%		United Kingdom	United Kingdom
Total Energy Marketing A/S	100.00%		Denmark	Denmark
Total European Trading	100.00%		France	France
Total Laffan Refinery	100.00%		France	France
Total Laffan Refinery II B.V.	100.00%		Netherlands	Netherlands
Total Lindsey Oil Refinery Limited	100.00%		United Kingdom	United Kingdom
Total New Energies USA, Inc.	100.00%		United States	United States
Total Olefins Antwerp	100.00%		Belgium	Belgium
Total Opslag En Pijpleiding Nederland NV	55.00%		Netherlands	Netherlands
Total PAR LLC	100.00%		United States	United States
Total Petrochemicals (Hong Kong) Limited	100.00%		Hong Kong	Hong Kong
Total Petrochemicals (Shangai) Limited	100.00%		China	China
Total Petrochemicals Development Feluy	100.00%		Belgium	Belgium
Total Petrochemicals Ecaussinnes	100.00%		Belgium	Belgium
Total Petrochemicals Feluy	100.00%		Belgium	Belgium
Total Petrochemicals France	100.00%		France	France
Total Petrochemicals Iberica	100.00%		Spain	Spain
Total Petrochemicals Pipeline USA Inc.	100.00%		United States	United States
Total Petrochemicals UK Limited	100.00%		United Kingdom	United Kingdom
Total Polymers Antwerp	100.00%		Belgium	Belgium
Total Raffinaderij Antwerpen N.V.	100.00%		Belgium	Belgium
Total Raffinage France	100.00%		France	France
Total Raffinerie Mitteldeutschland GmbH	100.00%		Germany	Germany
Total Refining & Chemicals	100.00%		France	France
Total Refining & Chemicals Saudi Arabia S.A.S.	100.00%		France	France
Total Research & Technology Feluy	100.00%		Belgium	Belgium
Total Splitter USA Inc	100.00%		United States	United States
Total Trading and Marketing Canada LP	100.00%		Canada	Canada
Total Trading Asia Pte Limited	100.00%		Singapore	Singapore
Total Trading Canada Limited	100.00%		Canada	Canada
Total Trading Products S.A.	100.00%		Switzerland	Switzerland
TOTSA Total Oil Trading S.A.	100.00%		Switzerland	Switzerland
Totseanergy	49.00%	E	Belgium	Belgium
Transalpes S.N.C.	67.00%		France	France
Trans-Ethylene	99.98%		France	France
Tssa Total Storage & Services S.A.	100.00%		Switzerland	Switzerland
Vibrachoc S.A.U.	100.00%		Spain	Spain
Zeeland Refinery NV	55.00%		Netherlands	Netherlands

o
Business		% Group		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Marketing & Services
	Air Total (Suisse) S.A.	100.00%		Switzerland	Switzerland
	Air Total International S.A.	100.00%		France	France
	Alvea	100.00%		France	France
	Antilles Gaz	100.00%		France	France
	Argedis	100.00%		France	France
	Aristea	51.00%	E	Belgium	Belgium
	Arteco	49.99%	E	Belgium	Belgium
	AS 24	100.00%		France	France
	AS24 Belgie N.V.	100.00%		Belgium	Belgium
	AS24 Espanola S.A.	100.00%		Spain	Spain
	AS24 Fuel Cards Limited	100.00%		United Kingdom	United Kingdom
	AS24 Lithuanie	100.00%		Lithunia	Lithunia
	AS24 Polska SP ZO.O.	100.00%		Poland	Poland
	AS24 Tankservice GmbH	100.00%		Germany	Germany
	Charvet La Mure Bianco	100.00%		France	France
	Clean Energy	25.63%	E	United States	United States
	Compagnie Petroliere de l'Ouest - CPO	100.00%		France	France
	Cristal Marketing Egypt	84.62%		Egypt	Egypt
	Total Proxi Energies Nord Est	100.00%		France	France
	Elf Oil UK Aviation Limited	100.00%		United Kingdom	United Kingdom
	Elf Oil UK Properties Limited	100.00%		United Kingdom	United Kingdom
	Fioulmarket.fr	100.00%		France	France
	Gapco Kenya Limited	100.00%		Kenya	Kenya
	Gapco Tanzania Limited	100.00%		Tanzania	Tanzania
	Guangzhou Elf Lubricants Company Limited	77.00%		China	China

F-106	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Gulf Africa Petroleum Corporation	100.00%		Mauritius Island	Mauritius Island
Lubricants Vietnam Holding Limited	100.00%		Hong Kong	Hong Kong
National Petroleum Refiners Of South Africa (PTY) Limited	18.22%	E	South Africa	South Africa
Progeres S.A.S.	100.00%		France	France
Quimica Vasca S.A.U.	100.00%		Spain	Spain
Saudi Total Petroleum Products	51.00%	E	Saoudia Arabia	Saoudia Arabia
Servauto Nederland B.V.	100.00%		Netherlands	Netherlands
Societe d'exploitation de l'usine de Rouen	98.98%		France	France
Societe mahoraise de stockage de produits petroliers	100.00%		France	France
Societe Urbaine des Petroles	100.00%		France	France
S-Oil Total Lubricants Company Limited	50.00%	E	South Korea	South Korea
South Asia LPG Private Limited	50.00%	E	India	India
Stedis	100.00%		France	France
Tas'Helat Marketing Company	50.00%	E	Saoudia Arabia	Saoudia Arabia
Total (Africa) Limited	100.00%		United Kingdom	United Kingdom
Total (Fiji) Limited	100.00%		Fiji Islands	Fiji Islands
Total Additifs et Carburants Speciaux	100.00%		France	France
Total Africa S.A.	100.00%		France	France
Total Aviation & Export Limited	100.00%		Zambia	Zambia
Total Belgium	100.00%		Belgium	Belgium
Total Bitumen Deutschland GmbH	100.00%		Germany	Germany
Total Bitumen UK Limited	100.00%		United Kingdom	United Kingdom
Total Botswana (PTY) Limited	50.10%		Botswana	Botswana
Total Brasil Diesel Comercio e Transportes Ltda	100.00%		Brazil	Brazil
Total Brasil Distribuidora Ltda	100.00%		Brazil	Brazil
Total Burkina	100.00%		Burkina Faso	Burkina Faso
Total Cambodge	100.00%		Cambodia	Cambodia
Total Cameroun	67.01%		Cameroon	Cameroon
Total Caraibes	100.00%		France	France
Total Ceska Republika S.R.O.	100.00%		Czech Republic	Czech Republic
Total China Investment Company Limited	100.00%		China	China
Total Congo	100.00%		Congo	Congo
Total Corse	100.00%		France	France
Total Cote D'Ivoire	72.99%		Côte d'Ivoire	Côte d'Ivoire
Total Denmark A/S	100.00%		Denmark	Denmark
Total Egypt	84.62%		Egypt	Egypt
Total Espana S.A.	100.00%		Spain	Spain
Total Especialidades Argentina	100.00%		Argentina	Argentina
Total Ethiopia	100.00%		Ethiopia	Ethiopia
Total Fluides	100.00%		France	France
Total Freeport Corporation	51.00%	E	Philippines	Philippines
Total Fuels Wuhan Company Limited	100.00%		China	China
Total Glass Lubricants Europe GmbH	100.00%		Germany	Germany
Total Guadeloupe	100.00%		France	Guadeloupe
Total Guinea Ecuatorial	70.00%		Equatorial Guinea	Equatorial Guinea
Total Guinee	100.00%		Guinea	Guinea
Total Holding Asie	100.00%		France	France
Total Holding India	100.00%		France	France
Total Italia	100.00%		Italy	Italy
Total Jamaica Limited	100.00%		Jamaica	Jamaica
Total Jordan PSC	100.00%		Jordan	Jordan
Total Kenya	93.96%		Kenya	Kenya
Total Liban	100.00%		Lebanon	Lebanon
Total Liberia Inc.	100.00%		Liberia	Liberia
Total Lubricants (China) Company Limited	77.00%		China	China
Total Lubricants Taiwan Limited	63.00%		Taiwan	Taiwan
Total Lubrifiants	99.98%		France	France
Total Lubrifiants Algerie	78.90%		Algeria	Algeria
Total Lubrifiants Service Automobile	99.98%		France	France
Total Luxembourg S.A.	100.00%		Luxembourg	Luxembourg
Total Madagasikara S.A.	79.44%		Madagascar	Madagascar
Total Malawi Limited	100.00%		Malawi	Malawi
Total Mali	100.00%		Mali	Mali
Total Marine Fuels	100.00%		Singapore	Singapore
Total Marketing Egypt	84.62%		Egypt	Egypt

Form 20-F 2020 TOTAL	F-107

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Total Marketing et Services Angola S.A.	50.00%	E	Angola	Angola
Total Marketing France	100.00%		France	France
Total Marketing Gabon	90.00%		Gabon	Gabon
Total Marketing Middle East Free Zone	100.00%		United Arab Emirates	United Arab Emirates
Total Marketing Services	100.00%		France	France
Total Marketing Tchad	100.00%		Chad	Chad
Total Marketing Uganda	100.00%		Uganda	Uganda
Total Maroc	55.00%		Morocco	Morocco
Total Mauritius	55.00%		Mauritius Island	Mauritius Island
Total Mayotte	100.00%		France	Mayotte
Total Mexico S.A. de C.V.	100.00%		Mexico	Mexico
Total Mineraloel und Chemie GmbH	100.00%		Germany	Germany
Total Mineralol GmbH	100.00%		Germany	Germany
Total Mozambique	100.00%		Mozambique	Mozambique
Total Namibia (PTY) Limited	50.10%		Namibia	Namibia
Total Nederland NV	100.00%		Netherlands	Netherlands
Total Niger S.A.	100.00%		Niger	Niger
Total Nigeria PLC	61.72%		Nigeria	Nigeria
Total Oil Asia-Pacific Pte Limited	100.00%		Singapore	Singapore
Total Oil India Private Limited	100.00%		India	India
Total Outre-Mer	100.00%		France	France
Total Pacifique	100.00%		France	New Caledonia
Total Paiement Services	100.00%		France	France
Total Parco Pakistan Limited	50.00%	E	Pakistan	Pakistan
Total Petroleum (Shanghai) Company Limited	100.00%		China	China
Total Petroleum Ghana Limited	76.74%		Ghana	Ghana
Total Petroleum Puerto Rico Corp.	100.00%		Puerto Rico	Puerto Rico
Total Philippines Corporation	51.00%	E	Philippines	Philippines
Total Polska	100.00%		Poland	Poland
Total Polynesie	100.00%		France	French Polynesia
Total RDC	60.00%		Democratic Republic of Congo	Democratic Republic of Congo
Total Reunion	100.00%		France	Reunion
Total Romania S.A.	100.00%		Romania	Romania
Total Senegal	69.14%		Senegal	Senegal
Total Singapore Shared Services Pte Limited	100.00%		Singapore	Singapore
Total Sinochem Fuels Company Limited	49.00%	E	China	China
Total Sinochem Oil Company Limited	49.00%	E	China	China
Total South Africa (PTY) Limited	50.10%		South Africa	South Africa
Total Specialties USA Inc.	100.00%		United States	United States
Total Supply MS S.A.	100.00%		Switzerland	Switzerland
Total Swaziland (PTY) Limited	50.10%		Swaziland	Swaziland
Total Tanzania Limited	100.00%		Tanzania	Tanzania
Total Tianjin Manufacturing Company Limited	77.00%		China	China
Total Togo	76.72%		Togo	Togo
Total Tunisie	100.00%		Tunisia	Tunisia
Total Turkey Pazarlama	100.00%		Turkey	Turkey
Total UAE LLC	49.00%		United Arab Emirates	United Arab Emirates
Total Uganda Limited	100.00%		Uganda	Uganda
Total UK Limited	100.00%		United Kingdom	United Kingdom
Total Ukraine LLC	100.00%		Ukraine	Ukraine
Total Vietnam Limited	100.00%		Vietnam	Vietnam
Total Vostok	100.00%		Russia	Russia
Total Zambia	100.00%		Zambia	Zambia
Total Zimbabwe	80.00%		Zimbabwe	Zimbabwe
Totalgaz Vietnam LLC	100.00%		Vietnam	Vietnam
Trapil	35.50%	E	France	France
Upbeatprops 100 PTY Limited	50.10%		South Africa	South Africa
V Energy S.A.	70.00%		Dominican Republic	Dominican Republic

F-108	TOTAL Form 20-F 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Business		% Group		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Corporate
	Albatros	100.00%		France	France
	Elf Aquitaine Fertilisants	100.00%		France	France
	Elf Aquitaine Inc.	100.00%		United States	United States
	Elf Forest Products LLC	100.00%		United States	United States
	Omnium Reinsurance Company S.A.	100.00%		Switzerland	Switzerland
	Pan Insurance Limited	100.00%		Ireland	Ireland
	Septentrion Participations	100.00%		France	France
	Socap S.A.S.	100.00%		France	France
	Societe Civile Immobiliere CB2	100.00%		France	France
	Sofax Banque	100.00%		France	France
	Total American Services Inc.	100.00%		United States	United States
	Total Capital	100.00%		France	France
	Total Capital Canada Limited	100.00%		Canada	Canada
	Total Capital International	100.00%		France	France
	Total Consulting	100.00%		France	France
	Total Corporate Management (Beijing) Company Limited	100.00%		China	China
	Total Delaware Inc.	100.00%		United States	United States
	Total Developpement Regional S.A.S.	100.00%		France	France
	Total Digital Factory	100.00%		France	France
	Total Facilities Management Services (TFMS)	100.00%		France	France
	Total Finance	100.00%		France	France
	Total Finance Corporate Services Limited	100.00%		United Kingdom	United Kingdom
	Total Finance Global Services (TOFIG)	100.00%		Belgium	Belgium
	Total Finance international B.V.	100.00%		Netherlands	Netherlands
	Total Finance Nederland B.V.	100.00%		Netherlands	Netherlands
	Total Finance USA Inc.	100.00%		United States	United States
	Total Funding Nederland B.V.	100.00%		Netherlands	Netherlands
	Total Funding Nederland International B.V.	100.00%		Netherlands	Netherlands
	Total Gestion Filiales	100.00%		France	France
	Total Gestion USA	100.00%		France	France
	Total Global Financial Services	100.00%		France	France
	Total Global Human Ressources Services	100.00%		France	France
	Total Global Information Technology Services Belgium	99.98%		Belgium	Belgium
	Total Global IT Services (TGITS)	100.00%		France	France
	Total Global Procurement (TGP)	100.00%		France	France
	Total Global Procurement Belgium S.A. (TGPB)	100.00%		Belgium	Belgium
	Total Global Services Bucharest	99.01%		Romania	Romania
	Total Global Services Philippines	100.00%		Philippines	Philippines
	Total Holding Allemagne	100.00%		France	France
	Total Holdings Europe	100.00%		France	France
	Total Holdings International B.V.	100.00%		Netherlands	Netherlands
	Total Holdings S.A.S.	100.00%		France	France
	Total Holdings UK Limited	100.00%		United Kingdom	United Kingdom
	Total Holdings USA Inc.	100.00%		United States	United States
	Total International NV	100.00%		Netherlands	Netherlands
	Total Investments	100.00%		France	France
	Total Learning Solutions (TLS)	100.00%		France	France
	Total Operations Canada Limited	100.00%		Canada	Canada
	Total Overseas Holding (PTY) Limited	100.00%		South Africa	Netherlands
	Total Participations	100.00%		France	France
	Total Petrochemicals & Refining S.A./NV (e)	100.00%		Belgium	Belgium
	Total Petrochemicals & Refining USA Inc. (e)	100.00%		United States	United States
	Total Petrochemicals Security USA Inc.	100.00%		United States	United States
	Total Resources (Canada) Limited	100.00%		Canada	Canada
	TOTAL S.E.	—		France	France
	Total Treasury	100.00%		France	France
	Total UK Finance Limited	100.00%		United Kingdom	United Kingdom
(a)	% of control different from % of interest : 49%
(b)	% of control different from % of interest : 10%
(c)	% of control different from % of interest : 5.80%
(d)	% of control different from % of interest : 20.02%
(e)	Multi-segment entities

Form 20-F 2020 TOTAL	F-109