Form 20-F
period 2021-12-31
TotalEnergies SE
filed 2022-03-25
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-10888

TotalEnergies SE

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant's name into English)

Republic of France

(Jurisdiction of Incorporation or Organization)

2, place Jean Millier

La Défv

fense 6

92400 Courbevoie

France

(Address of Principal Executive Offices)

Jean-Pierre Sbraire

Chief Financial Officer

TotalEnergies SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

Tel: +33 (0)1 47 44 45 46

Fax: +33 (0)1 47 44 49 44

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Shares		New York Stock Exchange*
American Depositary Shares	TTE	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,640,429,329 Shares, par value €2.50 each, as of December 31, 2021

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

References in this annual report on Form 20-F (this “Annual Report”) to pages and sections of the “Universal Registration Document 2021”  are references only to those pages and sections of TotalEnergies’ Universal Registration Document for the year ended December 31, 2021 attached in Exhibit 15.1 to this Form 20-F and forming a part hereof. Other than as expressly provided herein, the Universal Registration Document 2021 is not incorporated herein by reference.

TotalEnergies' Consolidated Financial Statements on pages F-9 to F-13 are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU) as of December 31, 2021.

In addition, this Annual Report and the Universal Registration Document 2021 contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance. We believe that presentation of this information, along with comparable GAAP measures, is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies.

STATEMENTS REGARDING COMPETITIVE POSITION

Unless otherwise indicated, statements made in “Item 4. Information on the Company” referring to TotalEnergies' competitive position are based on TotalEnergies' estimates, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and TotalEnergies' internal assessments of market share based on publicly available information about the financial results and performance of market participants.

ADDITIONAL INFORMATION

This Annual Report reports information primarily regarding TotalEnergies' business, operations and financial information relating to the fiscal year ended December 31, 2021. For more recent updates regarding TotalEnergies, you may inspect any reports, statements or other information TotalEnergies files with the United States Securities and Exchange Commission (“SEC”). All of its SEC filings made after December 31, 2001 are available to the public at the SEC website at http://www.sec.gov and from certain commercial document retrieval services. See also “Item 10. - 10.8 Documents on display”.

No material on the TotalEnergies website forms any part of this Annual Report. References in this Annual Report to documents on the TotalEnergies website are included as an aid to the location of such documents and such documents are not incorporated by reference. References to websites and the Sustainability & Climate - Progress Report 2022 contained in this Annual Report (including all exhibits hereto) are provided for reference only; the information contained on the referenced websites or in the Sustainability & Climate - Progress Report 2022 is not incorporated by reference in this Annual Report.

CERTAIN TERMS, ABBREVIATIONS AND CONVERSION TABLE

For the meanings of certain terms used in this document, as well as certain abbreviations and a conversion table, refer to the “Glossary” starting on page 641 of the Universal Registration Document 2021, incorporated herein by reference. The terms “TotalEnergies", "TotalEnergies company" and “Company” as used in this document refer to TotalEnergies SE collectively with all of its direct and indirect consolidated companies located in or outside of France. The term “Corporation” as used in this document exclusively refers to TotalEnergies SE, which is the parent company.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

TotalEnergies has made certain forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) in this document and in the documents referred to in, or incorporated by reference into, this Annual Report. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

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

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Form 20-F 2021 TotalEnergies	i

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.1    Risk factors

TotalEnergies conducts its business in a constantly changing environment and is exposed to risks that, if they were to occur, could have a material adverse effect on its business, financial condition, reputation, outlook, or the price of financial instruments issued by TotalEnergies SE. Point 3.1 of chapter 3 of the Universal Registration Document 2021 (starting on page 120), incorporated herein by reference, presents the significant risk factors specific to TotalEnergies, to which it believes it is exposed as of the filing date of this Annual Report. However, TotalEnergies may be exposed to other non-specific risks, or of which it may not be aware, or the potential consequences of which may be underestimated, or the materialization of which is not considered, at that date, likely to have a material adverse impact on TotalEnergies, its business, financial condition, reputation or outlook. In particular, TotalEnergies could be exposed to systemic risks, such as unexpected major disruptions (health, such as the COVID-19 pandemic, security, monetary or cyber), leading to large-scale disturbances with global human and economic repercussions.

For additional information on the risks to which TotalEnergies believes it is exposed as of the filing date of this Annual Report, along with its approaches to managing certain of these risks, please refer to “Item 5. Operating and financial review and prospects” and “Item 11. Quantitative and qualitative disclosures about market risk”, as well as points 3.2, 3.3 and 3.6 of chapter 3 (starting on pages 129, 134 and 143, respectively) of the Universal Registration Document 2021, incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

The following information providing an integrated overview of TotalEnergies from the Universal Registration Document 2021 is incorporated herein by reference:

-	presentation of TotalEnergies and its governance (points 1.1.1 and 1.9 of chapter 1, starting on pages 4 and 40 respectively);
-	its collective ambition and strategy (points 1.2 and 1.3 of chapter 1, starting on page 12);
-	history, employees, integrated business model, industrial assets and geographic presence (points 1.1.2, 1.1.3, and 1.8.1-1.8.4 of chapter 1, starting on pages 8, 10 and 36 respectively);
-

an overview of its climate ambition, sustainability-linked commitments, investment policy, R&D and dialogue with stakeholders (points 1.4, 1.5, 1.6, 1.7 and 1.8.5 of chapter 1, starting on pages 18, 27, 30, 33 and 39 respectively); and

-	organizational structure (point 1.9.3 of chapter 1, starting on page 43).

The following information providing an overview of TotalEnergies' businesses and activities from the Universal Registration Document 2021 is incorporated herein by reference:

-	information concerning TotalEnergies' principal capital expenditures and divestitures (point 1.6 of chapter 1, starting on page 30). See also “Item 5. Operating and financial review and prospects”;
-	business overview for fiscal year 2021 (points 2.1 to 2.5 of chapter 2, starting on page 64); and
-

geographical breakdown of TotalEnergies’ sales, property, plants and equipment, intangible assets and capital expenditures over the past three years (Note 4 to the Consolidated Financial Statements, on page F-30).

The following other information from the Universal Registration Document 2021 is incorporated herein by reference:

-	countries under economic sanctions (point 3.2 of chapter 3, starting on page 129);
-	insurance and risk management (point 3.4 of chapter 3, starting on page 141);
-	non-financial performance and additional reporting information (points 5.1 to 5.11 of chapter 5 and chapter 11, starting on page 272 and 603 respectively); and
-	investor relations (point 6.6 of chapter 6, starting on page 382).

Form 20-F 2021 TotalEnergies	1

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section is an analysis of the financial performance and of significant trends that may affect TotalEnergies’ future performance and it should be read in conjunction with the Consolidated Financial Statements and the Notes thereto starting on page F-9. The Consolidated Financial Statements and the Notes thereto are prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU.

This section contains forward-looking statements that are subject to risks and uncertainties. For a list of important factors that could cause actual results to differ materially from those expressed in the forward-looking statements, see “Cautionary Statement Concerning Forward-Looking Statements” starting on page ii.

For information on the Russian-Ukrainian conflict and the situation of the Company at March 24, 2022, refer to Item 5. – 5.6 starting on page 17.

5.1    Overview

TotalEnergies’ results are affected by a variety of factors, including changes in crude oil and natural gas prices and refining and marketing margins, all generally expressed in dollars, as well as changes in exchange rates, particularly the value of the euro compared to the dollar. Higher crude oil and natural gas prices generally have a positive effect on the income of TotalEnergies because the Exploration & Production segment’s oil and gas business and the Integrated Gas, Renewables & Power segment’s LNG and downstream gas business are positively impacted by the resulting increase in revenues. Lower crude oil and natural gas prices generally have a corresponding negative effect. The effect of changes in crude oil prices on the activities of TotalEnergies' Refining & Chemicals and Marketing & Services segments (Downstream) depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. TotalEnergies' results are also significantly affected by the costs of its activities, in particular those related to exploration and production, and by the outcome of its strategic decisions with respect to cost reduction efforts. In addition, TotalEnergies' results are affected by general economic and political conditions and changes in governmental laws and regulations, as well as by the impact of decisions by OPEC+ on production levels. For more information, refer to “Item 3. - 3.1 Risk factors”.

In 2021, TotalEnergies generated cash flow (DACF)1 of $30.7 billion, up $13 billion compared to 2020, and adjusted EBITDA2 of $42.3 billion. TotalEnergies reported adjusted net income3 of $18.1 billion, representing a return on equity of 16.9% and a return on capital employed (ROACE) of nearly 14% for 2021, which demonstrates the quality of its portfolio and operations. IFRS net income was $16 billion (€13.6 billion).

The integrated Gas, Renewables & Power (iGRP) segment reported an adjusted net operating income4 and cash flow (DACF)5 of $6.2 billion and $6.1 billion, respectively. These historic results build on the globally integrated LNG portfolio, leveraging rising oil and gas prices and outperformance in the gas and LNG trading business. The profitable growth strategy in Renewables & Electricity continues with more than 10 GW of gross installed capacity and more than 6 million electricity customers at year-end 2021. At the start of 2022, TotalEnergies secured an additional 2 GW of offshore wind projects with the award of a concession in Scotland, as part of the Scotwind tender.

The Exploration & Production segment benefited from higher oil and gas prices with adjusted net operating income of $10.4 billion and was a strong contributor to the Company’s net cash flow with $12.2 billion. In line with its strategy to invest in low-cost and low-emission projects, TotalEnergies increased its presence in Brazil by entering the Atapu and Sépia giant fields, launched the Lake Albert Resource Development Project in Uganda, while divesting interests in mature assets.

1   DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and without financial charges. Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sales (effective first quarter 2020). Operating cash flow before working capital changes provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the inventory effect and replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).

2   Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. The reconciliation of adjusted EBITDA with the consolidated financial statements is set forth under “Reconciliation of net income (TotalEnergies share) to adjusted EBITDA” on page 5.

3   Adjusted net income refers to adjusted net operating income, adjusted for special items, inventory valuation effect and the effect of changes in fair value. See “- 5.3 Business segment reporting” below for further details.

4   Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-19).

5   DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases, excluding the impact of contracts recognized at fair value for the segment and including capital gains on the sale of renewable projects.

TotalEnergies Form 20-F 2021	2

Downstream1 posted solid results with $3.5 billion in adjusted net operating income and cash flow (DACF)2 of $5.5 billion, or more than $3 billion in net cash flow. High margins in petrochemicals and the return to pre-crisis results in the Marketing & Services segment, despite sales volumes still impacted by the COVID-19 pandemic, offset European refining margins that remained low, due to the rise in energy costs.

The Company maintained capital discipline with net investments3 of $13.3 billion, of which 25% was in Renewables & Electricity. TotalEnergies reported net cash flow4 of $15.8 billion for the year, allowing it to continue to reduce its net debt with year-end gearing5 reduced to 15.3%, compared to 21.7% at year-end 2020, and buy back $1.5 billion of shares, in line with the previously announced objective.

In line with the policy announced in February 2021, the Board of Directors will propose at the Shareholders’ Meeting to be held on May 25, 2022, the distribution of a final 2021 dividend of €0.66 per share, equal to the three 2021 interim dividends already declared.

In addition, the Board of Directors defined a return-to-shareholder policy for 2022 combining, on the one hand, an increase in interim dividends of 5% given the structural growth in cash flow generated by the LNG and electricity business, and, on the other hand, buybacks to share the surplus cash flow from high hydrocarbon prices. These share buybacks are expected to be $2 billion for the first half of 2022.

In accordance with the resolution approved by shareholders in May 2021 on TotalEnergies’ ambitions for sustainable development and energy transition toward carbon neutrality, the Board of Directors will report on the progress made in implementing these ambitions at the Shareholders’ Meeting to be held on May 25, 2022. With this in mind, the Board of Directors adopted a ‘Sustainability & Climate - Progress Report 2022’, which will be submitted to a shareholder advisory vote at the Annual Shareholders’ Meeting on May 25, 2022. It was published and presented on March 24, 2022, during a Strategy, Sustainability & Climate investor meeting.

Outlook

The price of oil rose above $90/b for the first time since 2014 at the beginning of 2022. This increase in price is driven by the global demand recovery and OPEC+ discipline in a context of constrained supply, given the low level of investment in hydrocarbons since 2015. It is exacerbated in the short term by low oil inventories. Prices could therefore remain at high levels, depending on the mobilization of OPEC+ production and the growth of unconventional oil production in the United States.

After reaching all-time highs in the fourth quarter 2021, gas prices have remained very high in Europe and Asia since the beginning of 2022, driven by geopolitical uncertainties in Europe despite a mild winter season. In this context, futures markets anticipate gas prices that may remain above $20/Mbtu in 2022.

TotalEnergies anticipates 2022 hydrocarbon production growth of around 2%, driven by the start-ups of Mero 1 in Brazil and Ikike in Nigeria, the entry into the Atapu and Sépia PSCs in Brazil effective May 2022 but impacted by the sales of mature assets completed in 2021 as well as the exit from Myanmar effective July 2022.

Continuing the momentum that has been underway for several years, TotalEnergies is implementing its strategy of integrated growth in LNG, which is expected to generate structural cash flow growth in 2022. In addition, given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should remain at a high level of at least $12/Mbtu in the first half of 2022.

In Renewables & Electricity, TotalEnergies plans to have more than 16 GW of renewable gross capacity in operation by year-end 2022. Electricity generation is expected to increase by more than 25% in 2022. To implement its profitable growth strategy in the electricity value chain, TotalEnergies expects to allocate, in 2022, $3.5 billion of net investments to Renewables & Electricity, or 25% of its net investments.

Downstream will continue to strengthen its industrial competitiveness and invest in petrochemicals and in new markets, such as biofuels and electric mobility.

Confident in its ability to transform itself into a sustainable multi-energy company and increase the return to shareholders, the Company confirms its cash flow allocation priorities: investing in profitable projects to implement its transformation strategy, linking dividend growth to structural cash flow growth, maintaining a strong balance sheet and a long-term debt rating with a minimum “A” level by anchoring gearing below 20%, and allocating a share of the surplus cash flow from high hydrocarbon prices to share buybacks.

In accordance with this policy, TotalEnergies expects net investments of $14-15 billion in 2022, of which 50% will be allocated to growth and 50% to maintaining the base of its activity.

1   Downstream refers to the Refining & Chemicals business segment and the Marketing & Services business segment.

2   DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, except those related to leases.

3   Net investments = organic investments + net acquisitions. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference.

4   Refer to the reconciliation table for different cash flow figures set forth under “Cash Flow” on page 5.

5   Gearing = net debt / (net debt +shareholders equity TotalEnergies share + non-controlling interests); excludes leases receivables and leases debts. For additional information, refer to Note 15.1(E) to the Consolidated Financial Statements (starting on page F-71).

Form 20-F 2021 TotalEnergies	3

5.2    TotalEnergies results 2019-2021

As of and for the year ended December 31 (in millions of dollars, except per share data)	2021	2020	2019
Sales	205,863	140,685	200,316
Adjusted EBITDA(a)(b)	42,302	21,112	35,163
Adjusted net operating income from business segments(b)	20,209	6,404	14,554
Integrated Gas, Renewables & Power	6,243	1,778	7,509
Exploration & Production	10,439	2,363	2,389
Refining & Chemicals	1,909	1,039	3,003
Marketing & Services	1,618	1,224	1,653
Net income (loss) from equity affiliates	3,438	452	3,406
Fully-diluted earnings per share ($)	5.92	(2.90)	4.17
Fully-diluted weighted-average shares (millions)(c)	2,647	2,621	2,618
Net income (TotalEnergies share)	16,032	(7,242)	11,267
Organic investments(d)	12,675	10,339	13,397
Net acquisitions(e)	632	2,650	4,052
Net investments(f)	13,307	12,989	17,449
Cash flow from operating activities(g)	30,410	14,803	24,685
Of which:
(increase)/decrease in working capital	(616)	1,869	(1,718)
financial charges	(1,520)	(1,938)	(2,069)

(a)

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes in fair value. See “- 5.3 Business segment reporting” below for further details.

(b)

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. The reconciliation of adjusted EBITDA with the consolidated financial statements is set forth under “Reconciliation of net income (TotalEnergies share) to adjusted EBITDA” on page 5.

(c)

In 2020, the effect generated by the grant of TotalEnergies performance shares and by the capital increase reserved for employees (19,007,836 shares) is anti-dilutive. In accordance with IAS 33, the weighted-average number of diluted shares is therefore equal to the weighted-average number of shares.

(d)

Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference.

(e)	Net acquisitions = acquisitions - assets sales - other operations with non-controlling interests.
(f)	Net investments = organic investments + net acquisitions.
(g)	The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 5.

Market environment parameters	2021	2020	2019
Brent ($/b)	70.9	41.8	64.2
Henry Hub ($/Mbtu)(a)	3.7	2.1	2.5
NBP ($/Mbtu)(b)	16.4	3.3	4.9
JKM ($/Mbtu)(c)	18.5	4.4	5.5
Average price of liquids ($/b) (d)	65.0	37.0	59.8
Average price of gas ($/Mbtu) (d)	6.60	2.96	3.88
Average price of LNG ($/Mbtu) (e)	8.80	4.83	6.31
Variable cost margin – Refining Europe, VCM(f) ($/t)	10.5	11.5	34.9

(a)

Henry Hub (HH), a pipeline located in Erath, Louisiana, USA, serves as the official delivery point for New York Mercantile Exchange (NYMEX) futures contracts. It is widely used as a price reference for natural gas markets in North America. The hub is operated by Sabine Pipe Line LLC and is connected to four intrastate and nine interstate pipelines, including the Transcontinental, Acadian and Sabine pipelines.

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

(d)	Consolidated subsidiaries.
(e)	Consolidated subsidiaries and equity affiliates.
(f)

This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons).

Hydrocarbon production*	2021	2020	2019
Hydrocarbon production (kboe/d)	2,819	2,871	3,014
Oil (including bitumen) (kb/d)	1,274	1,298	1,431
Gas (including condensates and associated NGL) (kboe/d)	1,545	1,573	1,583

Hydrocarbon production*	2021	2020	2019
Hydrocarbon production (kboe/d)	2,819	2,871	3,014
Liquids (kb/d)**	1,500	1,543	1,672
Gas (Mcf/d)***	7,203	7,246	7,309

*   TotalEnergies production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP).

**  Including condensates and NGL associated with the production of gas.

*** 2019 data restated.

For a discussion of TotalEnergies’ proved reserves, refer to point 2.3.1 of chapter 2 of the Universal Registration Document 2021 (starting on page 88), incorporated herein by reference. See also point 9.1 of chapter 9 of the Universal Registration Document 2021 (starting on page 520), incorporated herein by reference, for additional information on proved reserves, including tables showing changes in proved reserves by region.

TotalEnergies Form 20-F 2021	4

Adjustment Items to net income* (TotalEnergies share)

in millions of dollars	2021	2020	2019
Special items affecting net income (TotalEnergies share)	(3,329)	(10,044)	(892)
Gain (loss) on asset sales	(1,726)	104	–
Restructuring charges	(308)	(364)	(58)
Impairments	(910)	(8,465)	(465)
Other	(385)	(1,319)	(369)
After-tax inventory effect: FIFO vs. replacement cost	1,495	(1,280)	346
Effect of changes in fair value	(194)	23	(15)
Total adjustments affecting net income (TotalEnergies share)	(2,028)	(11,301)	(561)

*   For details on adjustments to operating income, refer to Note 3(C) to the Consolidated Financial Statements (starting on page F-26).

Cash Flow

in millions of dollars	2021	2020	2019
Operating cash flow before working capital changes w/o financial charges (DACF)	30,660	17,635	28,180
Financial charges	(1,520)	(1,938)	(2,069)
Operating cash flow before working capital changes ( a )*	29,140	15,697	26,111
(Increase) decrease in working capital**	188	753	(1,397)
Inventory effect	1,796	(1,440)	446
Capital gain from renewable project sales	(89)	(96)	–
Organic loan repayments from equity affiliates	(626)	(111)	(475)
Cash flow from operations	30,410	14,803	24,685
Organic investments ( b )	12,675	10,339	13,397
Free cash flow after organic investments, w/o net asset sales ( a - b )	16,465	5,358	12,714
Net investments ( c )	13,307	12,989	17,449
Net cash flow ( a - c )	15,833	2,708	8,662

*   Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sales (effective first quarter 2020). Historical data have been restated to cancel the impact of fair valuation of the iGRP segment’s contracts.

**  Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

in millions of dollars	2021	2020	2019
Net income - TotalEnergies share	16,032	(7,242)	11,267
Less: adjustment items to net income (TotalEnergies share)	2,028	11,301	561
Adjusted net income - TotalEnergies share	18,060	4,059	11,828
Adjusted items
Add: non-controlling interests	331	8	262
Add: income taxes	9,211	1,309	5,663
Add: depreciation, depletion and impairment of tangible assets and mineral interests	12,735	13,312	14,811
Add: amortization and impairment of intangible assets	401	352	262
Add: financial interest on debt	1,904	2,140	2,318
Less: financial income and expense from cash & cash equivalents	(340)	(68)	19
Adjusted EBITDA	42,302	21,112	35,163

2021 vs. 2020

In terms of market environment parameters:

● the Brent price increased by 69% to $70.9/b on average in 2021 from $41.8/b on average in 2020;

● TotalEnergies’ average liquids price realization1 increased by 76% to $65.0/b in 2021 from $37.0/b in 2020;

● TotalEnergies’ average gas price realization2 was $6.60/Mbtu in 2021, or 2.2 times greater than $2.96/Mbtu in 2020;

● TotalEnergies’ average LNG price realization3 increased by 82% to $8.80/Mbtu in 2021 from $4.83/Mbtu in 2020;

● TotalEnergies’ variable cost margin – Refining Europe (VCM)4 decreased by 9% to $10.5/t on average in 2021 compared to $11.5/t in 2020.

1   Consolidated subsidiaries.

2   Consolidated subsidiaries.

3   Consolidated subsidiaries and equity affiliates.

4   This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons).

Form 20-F 2021 TotalEnergies	5

Hydrocarbon production was 2,819 kboe/d for the full-year 2021, down 2% year-on-year, comprised of:

● +3% due to start-ups and ramp-ups, including North Russkoye in Russia, Iara in Brazil and Johan Sverdrup in Norway, as well as the resumption of production in Libya;

● +3% due to the increase in gas demand and OPEC+ quotas,

● -1% due to portfolio effect, notably the disposals of assets in the UK and the CA1 block in Brunei;

● -1% due to the price effect;

● -3% due to planned maintenance and unplanned downtime, particularly in the UK and Norway (Snøhvit);

● -3% due to the natural field decline.

The euro-dollar exchange rate averaged $1.1827/€ in 2021, compared to $1.1422/€ in 2020.

Sales were $205,863 million in 2021 compared to $140,685 million in 2020, an increase of 46%. In 2021, external sales were 2 times greater than 2020 for the Integrated Gas, Renewables & Power segment, 1.5 times greater for the Exploration & Production segment, 1.5 times greater for Refining & Chemicals segment and 1.3 times greater for the Marketing & Services segment.

Net income (TotalEnergies share) increased to $16,032 million in 2021 compared to $(7,242) million in 2020, due to higher oil and gas prices. In 2021, total adjustments to net income (TotalEnergies share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had an impact of ($2,028) million, comprised of $(910) million for impairments (including $(305) million for the withdrawal of TotalEnergies from Myanmar and the $(89) million impairment related to the end of the Qatargas 1 contract) and $(170) million for the loss on the sale of TotalEnergies’ interest in Yucal Placer in Venezuela, as well as notably the $(1,379) million loss on the sale of TotalEnergies’ interest in Petrocedeño1 to PDVSA in Venezuela and the $(177) million loss on the Utica sale in the United States, restructuring charges related to the voluntary departure plan in France and Belgium, and a positive inventory effect of $1,495 million for the year. For a detailed overview of adjustment items for 2021, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19). In 2020, total adjustments to net income (TotalEnergies share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had an impact of $(11,301) million, including $(8.5) billion of impairments, related mainly to oil sands assets in Canada.

Total income taxes in 2021 amounted to $(9,587) million, 30 times greater than $(318) million in 2020. For further detail on income taxes, refer to Note 11 to the Consolidated Financial Statements (starting on page F-57).

TotalEnergies SE bought back, in 2021, 37,306,005 TotalEnergies SE shares on the market, i.e., 1.4% of the share capital as of December 31, 2021, of which 30,665,526 million for cancellation and, in 2020, 13,236,044 TotalEnergies SE shares on the market, i.e., 0.50% of the share capital as of December 31, 2020, of which 12,233,265 for cancellation. See also “- 5.4.3 Shareholders’ equity”, below.

Fully-diluted earnings per share was $5.92 in 2021 compared to $(2.90) in 2020.

Finalized asset sales amounted to:

●	$2,652 million for the full-year 2021, including the sale of TotalEnergies’ interests in 7 mature non-operated offshore fields and the Cap Lopez oil terminal in Gabon and the sale of a 30% interest in TRAPIL in France as well as the payment by GIP of more than $750 million as part of the tolling agreement for the infrastructure of the Gladstone LNG project in Australia, the sale in France of a 50% interest in a portfolio of renewable projects with a total capacity of 285 MW (100%), the sale of the 10% stake in onshore block OML 17 in Nigeria, the price supplement related to the sale of Block CA1 in Brunei, the sale of the Lindsey refinery in the United Kingdom, the sale of interests in the TBG pipeline in Brazil, the sale of shares in Clean Energy Fuels Corp. (NASDAQ: CLNE)[2] , and the sale of its interests in Tellurian Inc. (NASDAQ: TELL) in the United States; and
●	$1.5 billion for the full-year 2020, comprised notably of the sale of Enphase shares by SunPower (NASDAQ: SPWR)[3], the sale of TotalEnergies’ corporate offices in Brussels, the sale of non-strategic assets in the UK North Sea, the completion of the sale of Block CA1 in Brunei, the sale of TotalEnergies’ interest in the Fos Cavaou regasification terminal in France, and the sale of 50% of a portfolio of solar and wind assets from Total Quadran in France.

Finalized acquisitions4 amounted to:

●	$3,284 million for the full-year 2021, including the acquisition of Blue Raven Solar by SunPower in the United States as well as notably the acquisition of a 20% interest for $2 billion in Adani Green Energy Limited, the renewable project developer in India, the acquisition of Fonroche Biogaz in France, the interest in the Yunlin wind project in Taiwan and the 10% increase in its interest in the Lapa block in Brazil.
●	$4.2 billion for the full-year 2020, comprised notably of the acquisition of Tullow’s entire interest in the Lake Albert project in Uganda, the acquisition of CCGT assets and of a portfolio of customers from Energías de Portugal in Spain, the acquisition in India of 50% of a portfolio of installed solar activities from Adani Green Energy Limited, the finalization of the acquisition of 37.4% stake in Adani Gas Ltd, the acquisition of interests in Blocks 20 and 21 in Angola and the payment for a second bonus tranche linked to taking the 10% stake in the Arctic LNG 2 project in Russia.

TotalEnergies’ cash flow from operating activities for the full-year 2021 was $30,410 million, 2.1 times greater than $14,803 million for the full-year 2020. The change in working capital as determined using the replacement cost method5 excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales (effective first quarter 2020) and including organic loan repayment from equity affiliates was a decrease of $1,269 million for the full-year 2021, compared to an increase of $894 million for the full-year 2020. For the full-year 2021, the change in working capital was an increase of $616 million in accordance with IFRS. The difference of $1,885 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $1,796 million, (ii) plus the mark-to-market effect of iGRP’s contracts of $804 million, (iii) less the capital gains from renewables project sale of $89 million and (iv) less the organic loan repayments from equity affiliates of $626 million.

1   Sale of TotalEnergies’ interest in Petrocedeño S.A. to Corporation Venezolana de Petróleos (CVP), an affiliate of Petróleos de Venezuela (PDVSA).

2   As at December 31, 2021, TotalEnergies held an interest of 19.09% in Clean Energy Fuels Corp., an American company listed on NASDAQ and based in California.

3   As at December 31, 2021, TotalEnergies held an interest of 50.83% in SunPower, an American company listed on NASDAQ and based in California.

4   Acquisitions net of operations with non-controlling interests.

5   For information on the replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).

TotalEnergies Form 20-F 2021	6

Operating cash flow before working capital changes1 totaled $29,140 million for the full-year 2021, an increase of 86% compared to $15,697 million for the full-year 2020. Operating cash flow before working capital changes without financial charges (DACF)2 totaled $30,660 million for the full-year 2021, an increase of 74% compared to $17,635 million for the full-year 2020.

TotalEnergies’ net cash flow3 totaled $15,833 million in 2021 compared to $2,708 million in 2020, reflecting the $13.4 billion increase in operating cash flow before working capital changes and a $318 million increase in net investments to $13,307 million in 2021.

See also “- 5.4 Liquidity and Capital Resources”, below.

2020 vs. 2019

In 2020, market conditions were less favorable than in 2019 due to the COVID-19 pandemic and the oil crisis. The Brent price decreased to $41.8/b on average in 2020 from $64.2/b on average in 2019, while remaining volatile throughout 2020. TotalEnergies’ average liquids price realization4 decreased by 38% to $37.0/b in 2020 from $59.8/b in 2019. TotalEnergies’ average gas price realization5 decreased by 24% to $2.96/Mbtu in 2020 from $3.88/Mbtu in 2019. TotalEnergies’ average LNG price realization6 decreased by 24% to $4.83/Mbtu in 2020 from $6.31/Mbtu in 2019. TotalEnergies’ variable cost margin – Refining Europe (VCM) decreased by 67% to $11.5/t on average in 2020 compared to $34.9/t in 2019, mainly due to decreasing crude oil prices.

For the full-year 2020, hydrocarbon production was 2,871 kboe/d, a decrease of 5% compared to 3,014 kboe/d in 2019, comprised of:

● -5% due to compliance with OPEC+ quotas, notably in Nigeria, the United Arab Emirates and Kazakhstan, as well as voluntary reductions in Canada and disruptions in Libya;

● +5% due to the ramp-up of recently started projects, notably Culzean in the United Kingdom, Johan Sverdrup in Norway, Iara in Brazil, Tempa Rossa in Italy and North Russkoye in Russia;

● -3% due to the natural decline of fields; and

● -2% due to maintenance, and unplanned outages, notably in Norway.

The euro-dollar exchange rate averaged $1.1422/€ in 2020, compared to $1.1195/€ in 2019.

Sales were $140,685 million in 2020 compared to $200,316 million in 2019, a decrease of 30% reflecting the decreased hydrocarbon prices and the decrease in global energy demand due to the COVID-19 pandemic. In 2020, external sales decreased by 32% for the Exploration & Production segment, 14% for the Integrated Gas, Renewables & Power segment, 35% for Refining & Chemicals segment and 27% for the Marketing & Services segment compared to 2019.

Net income (TotalEnergies share) decreased to $(7,242) million in 2020 compared to $11,267 million in 2019, due to exceptional asset impairments, notably on Canadian oil sands assets. In 2020, total adjustments to net income (TotalEnergies share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had a negative impact of $11,301 million, including $8.5 billion of impairments, related mainly to oil sands assets in Canada. For a detailed overview of adjustment items for 2020, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19). In 2019, adjustments to net income (TotalEnergies share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had a negative impact of $561 million mainly due to impairments of assets mainly located in the United States (Utica, Chinook).

Total income taxes in 2020 amounted to $(318) million, a decrease of 95% compared to $(5,872) million in 2019, due to the relative weight and lower tax rates in the Upstream segment and a lower hydrocarbon price environment.

TotalEnergies SE bought back, in 2020, 13,236,044 of its shares on the market, i.e., 0.50% of its share capital as of December 31, 2020, of which 12,233,265 for cancellation and, in 2019, 52,389,336 of its shares on the market, i.e., 2.01% of its outstanding share capital as of December 31, 2019, of which 32,723,365 for cancellation. See also “- 5.4.3 Shareholders’ equity”, below.

Fully-diluted earnings per share was $(2.90) in 2020 compared to $4.17 in 2019.

Finalized asset sales amounted to $1.5 billion in 2020, comprised notably of the sale of Enphase shares by SunPower7, the sale of TotalEnergies’ corporate offices in Brussels, the sale of non-strategic assets in the UK North Sea, the completion of the sale of Block CA1 in Brunei, the sale of TotalEnergies’ interest in the Fos Cavaou regasification terminal in France, and the sale of 50% of a portfolio of solar and wind assets from Total Quadran in France. Finalized asset sales amounted to $1,939 million for the full-year 2019, comprised notably of the payment received upon the take-over of the Toshiba LNG portfolio in the United States, the sale of the interest in the Wepec refinery in China and the sale of TotalEnergies’ interest in the Hazira terminal in India and polystyrene activities in China.

Finalized acquisitions amounted to $4.2 billion for the full-year 2020, comprised notably of the acquisition of Tullow’s entire interest in the Lake Albert project in Uganda, the acquisition of CCGT assets and of a portfolio of customers from Energías de Portugal in Spain, the acquisition in India of 50% of a portfolio of installed solar activities from Adani Green Energy Limited, the finalization of the acquisition of 37.4% stake in Adani Gas Ltd, the acquisition of interests in Blocks 20 and 21 in Angola and the payment for a second bonus tranche linked to taking the 10% stake in the Arctic LNG 2 project in Russia. Finalized acquisitions amounted to $5,991 million for the full-year 2019, comprised mainly of the acquisition of Anadarko’s interest in Mozambique LNG, the acquisition of a 10% stake in the Arctic LNG 2 project in Russia and the acquisition of Chevron’s interest in the Danish Underground Consortium in Denmark.

1   Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sales (effective first quarter 2020). Operating cash flow before working capital changes provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to refer to Note 3 to the Consolidated Financial Statements (starting on page F-19). The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 5.

2   DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and without financial charges.

3   See the reconciliation table for different cash flow figures set forth under “Cash Flow” on page 5.

4   Consolidated subsidiaries.

5   Consolidated subsidiaries.

6   Consolidated subsidiaries and equity affiliates.

7   As at December 31, 2020, TotalEnergies held an interest of 51.61% in SunPower, an American company listed on NASDAQ and based in California.

Form 20-F 2021 TotalEnergies	7

TotalEnergies’ cash flow from operating activities for the full-year 2020 was $14,803 million, a decrease of 40% compared to $24,685 million for the full-year 2019. The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales (effective first quarter 2020) and including organic loan repayment from equity affiliates was an increase of $894 million for the full-year 2020, compared to an increase of $1,426 million for the full-year 2019. For the full-year 2020, the change in working capital was a decrease of $1,869 million in accordance with IFRS. The difference of $2,763 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $1,440 million, (ii) plus the mark-to-market effect of iGRP’s contracts of $1,116 million, (iii) plus the capital gains from renewables project sale of $96 million and (iv) plus the organic loan repayments from equity affiliates of $111 million.

Operating cash flow before working capital changes totaled $15,697 million for the full-year 2020, a decrease of 40% compared to $26,111 million for the full-year 20191. Operating cash flow before working capital changes without financial charges (DACF) totaled $17,635 million for the full-year 2020, a decrease of 37% compared to $28,180 million for the full-year 2019.

TotalEnergies’ net cash flow was $2,708 million in 2020 compared to $8,662 million in 2019, due to the decrease of $10,414 million in operating cash flow before working capital changes, partially offset by a reduction in net investments of $4,460 million.

See also “- 5.4 Liquidity and Capital Resources”, below.

5.3    Business segment reporting

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur again in following years.

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted business segment results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TotalEnergies’ audited consolidated financial statements, see Note 3 to the Consolidated Financial Statements (starting on page F-19).

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above. For further discussion of the calculation of net operating income and the calculation of return on average capital employed (ROACE)2, see Note 3 to the Consolidated Financial Statements (starting on page F-19). Performance indicators excluding the adjustment items, such as adjusted incomes and ROACE are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

The profitable growth in the gas and low carbon electricity integrated value chains is one of the key axes of TotalEnergies’ strategy. In order to give more visibility to these businesses, a new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2019.

1   2019 data restated to cancel impact of fair valuation of iGRP segment contracts.

2   ROACE = ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

TotalEnergies Form 20-F 2021	8

The organization of TotalEnergies’ activities is structured around the four following segments:

-	an Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity;
-

an Exploration & Production segment. Starting September 2021, it notably includes the carbon sink activity (carbon storage and nature-based solutions) that was previously reported in the Integrated Gas, Renewables & Power segment. Business segment information relating to fiscal years 2019 and 2020 have not been restated due to the non-material impact of this change;

-

a Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping; and

-	a Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

5.3.1    Integrated Gas, Renewables & Power (iGRP) segment

Hydrocarbon production and Liquefied Natural Gas (LNG) sales

Hydrocarbon production for LNG	2021	2020	2019
iGRP (kboe/d)	529	530	560
Liquids (kb/d)*	63	69	71
Gas (Mcf/d)**	2,541	2,519	2,656

*   Including condensates and NGLs, associated with the production of gas.

**  2019 data restated.

LNG sales	2021	2020	2019
Overall LNG sales (Mt)	42.0	38.3	34.3
including sales from equity production*	17.4	17.6	16.3
including sales by TotalEnergies from equity production and third-party purchases	35.1	31.1	27.9

*   The Company’s equity production may be sold by TotalEnergies or by joint ventures.

Renewables & Electricity	2021	2020	2019
Portfolio of renewable power generation gross capacity (GW) (1),(2)	43.0	28.6
o/w installed capacity	10.3	7.0	3.0
o/w capacity in construction	6.5	4.1
o/w capacity in development	26.2	17.5
Gross renewables capacity with PPA (GW) (1),(2)	28.0	17.5
Portfolio of renewable power generation net capacity (GW) (1),(2)	31.7	19.2
o/w installed capacity	5.1	3.1
o/w capacity in construction	4.6	2.3
o/w capacity in development	22.0	13.8
Net power production (TWh) (3)	21.2	14.1	11.4
incl. power production from renewables	6.8	4.0	2.0
Clients power – BtB and BtC (Million) (2)	6.1	5.6	4.1
Clients gas – BtB and BtC (Million) (2)	2.7	2.7	1.7
Sales power – BtB and BtC (TWh)	56.6	47.3	46.0
Sales gas – BtB and BtC (TWh)	101.2	95.8	95.0

1   Includes 20% of Adani Green Energy Limited (AGEL) gross capacity effective first quarter 2021.

2   End of period data.

3   Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Results (in millions of dollars except ROACE)	2021	2020	2019
External sales	30,704	15,629	18,167
Operating income(a)	3,350	(527)	1,184
Net income (loss) from equity affiliates and other items	2,745	794	2,330
Tax on net operating income	(602)	71	(741)
Net operating income(a)	5,493	338	2,773
Adjustments affecting net operating income	750	1,440	(384)
Adjusted net operating income(b)	6,243	1,778	2,389
including adjusted income from equity affiliates	2,696	375	1,009
Organic investments(c)	3,341	2,720	2,259
Net acquisitions(d)	1,165	2,183	3,921
Net investments(e)	4,506	4,903	6,180
ROACE	12.3%	4.1%	6.3%

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).
(b)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-19).
(c)

Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference.

(d)	Net acquisitions = acquisitions - assets sales - other operations with non-controlling interests.
(e)

Net investments = organic investments + net acquisitions. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference.

Form 20-F 2021 TotalEnergies	9

2021 vs. 2020

Gross installed renewable power generation capacity grew to 10.3 GW at year-end 2021, up 3.3 GW year-on-year, due in particular to the acquisition by AGEL of the operating assets of SB Energy India’s 5 GW renewable portfolio, the continued growth of start-ups in India and the commissioning of the Dunkirk battery-powered storage site in France.

TotalEnergies continues to implement its strategy of integrating the electricity and gas chain in Europe. Net electricity production stood at 21.2 TWh in 2021, up 50% compared to 2020, due to strong growth in electricity production from renewable sources as well as combined cycle gas turbine (CCGT) power plants, strengthened by the acquisition of four CCGT plants in France and Spain in the fourth quarter 2020. The portfolio of electricity customer exceeded 6 million at year-end 2021.

External sales for the iGRP segment for the full-year 2021 were $30,704 million, 2 times greater than $15,629 million in 2020.

Adjusted net operating income for the iGRP segment was $6,243 million for the full-year 2021, a 3.5-fold increase from 2020, due to higher LNG prices and the strong performance of the gas, LNG and electricity trading activities.

Adjusted net operating income for the iGRP segment excludes special items and the impact of changes in fair value. For the full-year 2021, the exclusion of special items had a positive impact of $750 million on the segment’s adjusted net operating income, compared to a positive impact of $1,440 million for the full-year 2020.

For the full-year 2021, the segment’s operating cash flow before working capital changes without financial charges (DACF)1 was $6,124 million, up 79% compared to $3,148 million for the full-year 2020, for the same reasons as adjusted net operating income.

For the full-year 2021, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $827 million, a decrease of 61% from $2,129 million for 2020, mainly due to variations in margin calls related to hedging mechanisms in a context of high volatility in the gas and electricity markets.

In this context, the iGRP segment’s ROACE for the full-year 2021 was 12.3% compared to 4.1% for the full-year 2020.

For information on the segment’s investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

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

TotalEnergies’ gross installed renewable power generation capacity more than doubled during 2020 to reach 7 GW at the end of the fourth quarter 2020, notably thanks to the acquisition in India of 50% of a 3 GWp portfolio from the Adani Group.

TotalEnergies continued to implement its strategy to integrate along the electricity and gas chain in Europe and has increased the number of its electricity and gas customers by 1.5 million and 1 million since 2019, respectively, notably due to the finalization of the acquisition in the fourth quarter 2020 of a portfolio of customers from Energías de Portugal in Spain.

External sales for the iGRP segment in 2020 were $15,629 million compared $18,167 million in 2019, a decrease of 14%.

The iGRP segment’s adjusted net operating income was $1,778 million in 2020, a decrease of 26% compared to $2,389 million in 2019, mainly due to a decrease in the LNG price.

Adjusted net operating income for the iGRP segment excludes special items. In 2020, the exclusion of special items had a positive impact of $1,440 million on the iGRP segment’s adjusted net operating income. Special items included impairments of LNG assets located in Australia. For further information on the recognition of impairment of assets for the iGRP segment, refer to Note 3.D to the Consolidated Financial Statements (starting on page F-27). In 2019, the exclusion of special items had a negative impact of $384 million on the iGRP segment’s adjusted net operating income.

For the full-year 2020, the iGRP segment’s operating cash flow before working capital changes without financial charges (DACF) was $3,418 million, stable compared to $3,409 million for the full-year 20192.

For the full-year 2020, the iGRP segment’s cash flow from operating activities excluding financial charges, except those related to leases was $2,129 million, a decrease of 38% compared to $3,461 million for the full-year 2019.

In this context, the iGRP segment’s ROACE for the full-year 2020 was 4.1% compared to 6.3% for the full-year 2019.

5.3.2    Exploration & Production segment

Hydrocarbon production	2021	2020	2019
EP (kboe/d)	2,290	2,341	2,454
Liquids (kb/d)*	1,437	1,474	1,601
Gas (Mcf/d)	4,662	4,727	4,653

*   Including condensates and NGLs, associated with the production of gas.

1   DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases, excluding the impact of contracts recognized at fair value for the segment and including capital gains on the sale of renewable projects.

2   2019 data restated.

TotalEnergies Form 20-F 2021	10

Results (in millions of dollars except effective tax rate and ROACE)	2021	2020	2019
External sales	7,246	4,973	7,261
Operating income(a)	16,310	(5,514)	10,542
Net income (loss) from equity affiliates and other items	(760)	697	610
Effective tax rate(b)	45.2%	29.4%	41.5%
Tax on net operating income	(7,506)	(208)	(4,572)
Net operating income(a)	8,044	(5,025)	6,580
Adjustments affecting net operating income	2,395	7,388	929
Adjusted net operating income(c)	10,439	2,363	7,509
including adjusted income from equity affiliates	1,230	928	996
Organic investments(d)	6,690	5,519	8,635
Net acquisitions(e)	(167)	544	14
Net investments(f)	6,523	6,063	8,649
ROACE	13.9%	2.8%	8.4%

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).
(b)

Effective tax rate = tax on adjusted net operating income/(adjusted net operating income – adjusted income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

(c)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-19).
(d)

Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference.

(e)	Net acquisitions = acquisitions - assets sales - other operations with non-controlling interests.
(f)

Net investments = organic investments + net acquisitions. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference.

2021 vs. 2020

External sales for the EP segment in 2021 were $7,246 million compared to $4,973 million in 2020, an increase of 46%.

The Exploration & Production (EP) segment’s adjusted net operating income was $10,439 million in 2021, more than four times higher than in 2020, due to the sharp increase in oil and gas prices. Adjusted net operating income for the EP segment excludes special items. For the full-year 2021, the exclusion of special items had a positive impact of $2,395 million on the segment’s adjusted net operating income compared to a positive impact of $7,388 million for the full-year 2020. The effective tax rate increased from 29.4% in 2020 to 45.2% in 2021.

For the full-year 2021, the segment’s operating cash flow before working capital changes without financial charges (DACF)1 was $18,717 million, an increase of 93% compared to $9,684 million for the full-year 2020, in line with higher oil and gas prices.

For the full-year 2021, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $22,009 million, 2.2 times greater than $9,922 million for the full-year 2020.

In this context, the EP segment’s ROACE for the full-year 2021 was 13.9% compared to 2.8% for the full-year 2020.

For additional information on the EP segment’s capital expenditures, refer to point 1.6 (starting on page 30) of chapter 1 and point 2.3.2 (on page 89) of chapter 2 of the Universal Registration Document 2021, incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

2020 vs. 2019

External sales for the EP segment in 2020 were $4,973 million compared to $7,261 million in 2019, a decrease of 32%.

The EP segment’s adjusted net operating income was $2,363 million in 2020, a decrease of 69% compared to $7,509 million in 2019, due to the sharp drop in oil and gas prices and lower production. The effective tax rate decreased from 41.5% in 2019 to 29.4% in 2020, in line with this sharp drop.  Adjusted net operating income for the EP segment excludes special items. In 2020, the exclusion of special items had a positive impact of $7,388 million on the EP segment’s adjusted net operating income. Special items included impairments of TotalEnergies’ oil sands assets in Canada. For further information on the recognition of impairment of assets for the EP segment, refer to Note 3.D to the Consolidated Financial Statements (starting on page F-29). In 2019, the exclusion of special items had a positive impact of $929 million on the EP segment’s adjusted net operating income.

For the full-year 2020, the EP segment’s operating cash flow before working capital changes without financial charges (DACF) was $9,684 million, a decrease of 46% compared to $18,030 million for the full-year 2019.

For the full-year 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $9,922 million, a decrease of 41% compared to $16,917 million for the full-year 2019.

In this context, the EP segment’s ROACE for the full-year 2020 was 2.8% compared to 8.4% for the full-year 2019.

1   DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the inventory effect and the replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).

Form 20-F 2021 TotalEnergies	11

5.3.3    Downstream (Refining & Chemicals and Marketing & Services segments)

Results (in millions of dollars)	2021	2020	2019
External sales	167,888	120,066	174,878
Operating income(a)	5,923	627	5,394
Net income (loss) from equity affiliates and other items	626	(356)	423
Tax on net operating income	(1,806)	(456)	(1,068)
Net operating income(a)	4,743	(185)	4,749
Adjustments affecting net operating income	(1,216)	2,448	(93)
Adjusted net operating income(b)	3,527	2,263	4,656
Organic investments(c)	2,576	2,023	2,395
Net acquisitions(d)	(368)	32	118
Net investments(e)	2,208	2,055	2,513

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).
(b)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-19).
(c)

Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference.

(d)	Net acquisitions = acquisitions - assets sales - other operations with non-controlling interests.
(e)

Net investments = organic investments + net acquisitions. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference.

The Downstream’s operating cash flow before working capital changes without financial charges (DACF)1 was $5,502 million for the full-year 2021, an increase of 18% compared to $4,652 million for the full-year 2020.

The Downstream’s cash flow from operating activities excluding financial charges, except those related to leases was $8,806 million for the full-year 2021, an increase of 94% compared to $4,539 million for the full-year 2020.

A.    Refining & Chemicals segment

Refinery throughput and utilization rates(a)	2021	2020	2019
Total refinery throughput (kb/d)	1,180	1,292	1,671
France	190	244	456
Rest of Europe	568	618	754
Rest of World	423	430	462
Utilization rates based on crude only(b)	64%	61%	80%

(a)	Includes refineries in Africa reported in the Marketing & Services segment.
(b)	Based on distillation capacity at the beginning of the year, excluding Grandpuits (shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

Petrochemicals production and utilization rate	2021	2020	2019
Monomers* (kt)	5,775	5,519	5,219
Polymers (kt)	4,938	4,934	4,862
Vapocracker utilization rate**	90%	83%	83%

*   Olefins.

**  Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Results (in millions of dollars except ROACE)	2021	2020	2019
External sales	87,600	56,615	87,598
Operating income(a)	3,564	(814)	3,342
Net income (loss) from equity affiliates and other items	518	(393)	322
Tax on net operating income	(1,068)	59	(470)
Net operating income(a)	3,014	(1,148)	3,194
Adjustments affecting net operating income	(1,105)	2,187	(191)
Adjusted net operating income(b)	1,909	1,039	3,003
Organic investments(c)	1,502	1,209	1,426
Net acquisitions(d)	(217)	(54)	(44)
Net investments(e)	1,285	1,155	1,382
ROACE	19.6%	8.8%	26.3%

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).
(b)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-19).
(c)

Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference.

(d)	Net acquisitions = acquisitions - assets sales - other operations with non-controlling interests.
(e)

Net investments = organic investments + net acquisitions. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference.

1   DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the inventory effect and replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).

TotalEnergies Form 20-F 2021	12

2021 vs. 2020

Refinery throughput decreased by 9% in 2021 compared to 2020, due to the prolonged shutdown of the Donges refinery for economic reasons, the shutdown of the Grandpuits refinery for conversion to a zero-oil platform and the sale of the Lindsey refinery in the United Kingdom as well as the planned major shutdown of the Leuna refinery in Germany in the second quarter 2021. For further information on the shutdowns, refer to point 2.4.1.1 of chapter 2 of the Universal Registration Document 2021 (starting on page 100), incorporated herein by reference.

Monomer production increased 5% in 2021 compared to 2020, supported by demand, and notably due to the restart of the Port Arthur steam cracker in the United States, in maintenance in 2020. Polymer production was stable for full-year 2021 compared to full-year 2020.

External sales for the Refining & Chemicals segment in 2021 were $87,600 million, 1.5 times greater than $56,615 million in 2020.

Adjusted net operating income for the Refining & Chemicals segment increased 84% to $1,909 million in 2021, compared to $1,039 million in 2020, linked to the strong performance of petrochemicals and the increase in European and American refining margins, despite the increase in energy costs. Adjusted net operating income for this segment excludes any after-tax inventory valuation effect and special items. For the full-year 2021, the exclusion of the inventory valuation effect had an impact of $(1,296) million on the segment’s adjusted net operating income, compared to a positive impact of $1,165 million for the full-year 2020. For the full-year 2021, the exclusion of special items had a positive impact of $191 million on the segment’s adjusted net operating income, compared to a positive impact of $1,022 million for the full-year 2020.

For the full-year 2021, the Refining & Chemicals segment’s operating cash flow before working capital changes without financial charges (DACF)1 was $2,946 million, an increase of 19% year-on-year compared to $2,472 million for the full-year 2020, in line with the strong performance of petrochemicals and refining margins that increased, although still low, at the end of 2021.

For the full-year 2021, the Refining & Chemicals segment’s cash flow from operating activities excluding financial charges, except those related to leases was $6,473 million, 2.7 times greater than $2,438 million for the full-year 2020.

In this context, the Refining & Chemicals segment’s ROACE for the full-year 2021 was 19.6% compared to 8.8% for the full-year 2020.

For information on the Refining & Chemicals segment’s investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

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

External sales for the Refining & Chemicals segment in 2020 were $56,615 million compared to $87,598 million in 2019, a decrease of 35%.

The Refining & Chemicals segment’s adjusted net operating income was $1,039 million for the full-year 2020, a decrease of 65% compared to $3,003 million for the full-year 2019, due to refining margin deterioration, partially offset by resilient petrochemical margins and outperformance of the trading activities. Adjusted net operating income for this segment excludes any after-tax inventory valuation effect and special items. For the full-year 2020, the exclusion of the inventory valuation effect had a positive impact of $1,165 million on the segment’s adjusted net operating income, compared to a negative impact of $371 million for the full-year 2019. For the full-year 2020, the exclusion of special items had a positive impact of $1,022 million on the segment’s adjusted net operating income, compared to a positive impact of $180 million for the full-year 2019. Special items in 2020 included impairments of refining cash-generating units located in France and the United Kingdom. For further information on the recognition of impairment of assets for the Refining & Chemicals segment, refer to Note 3.D to the Consolidated Financial Statements (starting on page F-27).

For the full-year 2020, the Refining & Chemicals segment’s operating cash flow before working capital changes without financial charges (DACF) was $2,472 million, a decrease of 39% compared to $4,072 million for the full-year 2019.

For the full-year 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $2,438 million, a decrease of 36% compared to $3,837 million for the full-year 2019.

In this context, the Refining & Chemicals segment’s ROACE for the full-year 2020 was 8.8% compared to 26.3% for the full-year 2019.

B.    Marketing & Services segment

Petroleum product sales(a) (kb/d)	2021	2020	2019
Total Marketing & Services sales	1,503	1,477	1,845
Europe	826	823	1,021
Rest of world	677	654	824

(a)	Excludes trading and bulk Refining sales.

1   DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the inventory effect and replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).

Form 20-F 2021 TotalEnergies	13

Results (in millions of dollars except ROACE)	2021	2020	2019
External sales	80,288	63,451	87,280
Operating income(a)	2,359	1,441	2,052
Net income (loss) from equity affiliates and other items	108	37	101
Tax on net operating income	(738)	(515)	(598)
Net operating income(a)	1,729	963	1,555
Adjustments affecting net operating income	(111)	261	98
Adjusted net operating income(b)	1,618	1,224	1,653
Organic investments(c)	1,074	814	969
Net acquisitions(d)	(151)	86	162
Net investments(e)	923	900	1,131
ROACE	18.4%	14.3%	22.3%

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).
(b)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-19).
(c)

Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference.

(d)	Net acquisitions = acquisitions - assets sales - other operations with non-controlling interests.
(e)

Net investments = organic investments + net acquisitions. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference.

2021 vs. 2020

Petroleum product sales showed year-on-year growth of 2% for the full-year 2021, due to the improvement in the health situation and the global economic rebound.  This increase reflects mainly the recovery in retail activity and, at the end of 2021, of the aviation activity.

External sales for the Marketing & Services segment in 2021 were $80,288 million, 1.3 times greater than $63,451 million in 2020.

Adjusted net operating income for the Marketing & Services segment was $1,618 million for the full-year 2021, an increase of 32% compared to $1,224 million for the full-year 2020. Adjusted net operating income for this segment excludes any after-tax inventory valuation effect and special items. For the full-year 2021, the exclusion of the inventory valuation effect had a negative impact of $236 million on the segment’s adjusted net operating income, compared to a positive impact of $137 million for the full-year 2020. For the full-year 2021, the exclusion of special items had a positive impact of $125 million on the segment’s adjusted net operating income, compared to a positive impact of $124 million for the full-year 2020.

For the full-year 2021, the Marketing & Services segment’s operating cash flow before working capital changes without financial charges (DACF)1 was $2,556 million, an increase of 17% compared to $2,180 million for the full-year 2020. These results are back to levels comparable to those of the pre-crisis period, despite a 19% drop in sales in 2021 compared to 2019 (most of which is linked to the strategy to arbitrage low margin sales).

For the full-year 2021, the Marketing & Services segment’s cash flow from operating activities excluding financial charges, except those related to leases was $2,333 million, an increase of 11% compared to $2,101 million for the full-year 2020.

In this context, the Marketing & Services segment’s ROACE for the full-year 2021 was 18.4% compared to 14.3% for the full-year 2020.

For information on the Marketing & Services segment’s investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference. See also “- 5.4 Liquidity and Capital Resources”, below.

2020 vs. 2019

Petroleum product sales volumes decreased by 20% in 2020 compared to 2019, in response to the significant slowdown in global activity related to the COVID-19 pandemic. Aviation and marine activities remain severely affected in this context; however, the decline in retail sales was mitigated by network growth in Angola, Saudi Arabia, Brazil and Mexico.

External sales for the Marketing & Services segment in 2020 were $63,451 million compared to $87,280 million in 2019, a decrease of 27%.

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

For the full-year 2020, the Marketing & Services segment’s operating cash flow before working capital changes without financial charges (DACF) $2,180 million, a decrease of 14% compared to $2,546 million for the full-year 2019.

For the full-year 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $2,101 million, a decrease of 19% compared to $2,604 million for the full-year 2019.

In this context, the Marketing & Services segment’s ROACE for the full-year 2020 was 14.3% compared to 22.3% for the full-year 2019.

1   DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the inventory effect and replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-19).

TotalEnergies Form 20-F 2021	14

5.4    Liquidity and capital resources

(M$)	2021	2020	2019
Cash flow from operating activities	30,410	14,803	24,685
Including (increase) decrease in working capital	(616)	1,869	(1,718)
Cash flow used in investing activities	(13,656)	(13,079)	(17,177)
Total expenditures	(16,589)	(15,534)	(19,237)
Total divestments	2,933	2,455	2,060
Cash flow from / (used) in financing activities	(25,497)	1,398	(7,709)
Net increase (decrease) in cash and cash equivalents	(8,743)	3,122	(201)
Effect of exchange rates	(1,183)	794	(354)
Cash and cash equivalents at the beginning of the period	31,268	27,352	27,907
Cash and cash equivalents at the end of the period	21,342	31,268	27,352

TotalEnergies’ cash requirements for working capital, capital expenditures, acquisitions and dividend payments over the past three years were financed primarily by a combination of funds generated from operations, net borrowings and divestments of assets. In the current environment, TotalEnergies expects its external debt to be principally financed from the international debt capital markets. TotalEnergies continually monitors the balance between cash flow from operating activities and net expenditures. In TotalEnergies SE’s opinion, its working capital is sufficient for its present requirements.

5.4.1    Cash flow

Cash flow from operating activities in 2021 was $30,410 million compared to $14,803 million in 2020 and $24,685 million in 2019. The increase of $15,607 million from 2020 to 2021 was mainly due to the increase in net income.

Cash flow used in investing activities in 2021 was $13,656 million compared to $13,079 million in 2020 and $17,177 million in 2019. The increase of $577 million from 2020 to 2021 was mainly due to higher expenditures in the Exploration & Production segment. The decrease of $4,098 million from 2019 to 2020 was mainly due to lower expenditures in the Exploration & Production segment and the Integrated Gas, Power & Renewables segment. Total expenditures in 2021 were $16,589 million compared to $15,534 million in 2020 and $19,237 million in 2019. During 2021, 44% of the expenditures were made by the Exploration & Production segment (as compared to 44% in 2020 and 47% in 2019), 38% by the Integrated Gas, Power & Renewables segment (as compared to 40% in 2020 and 37% in 2019), 10% by the Refining & Chemicals segment (compared to 9% in 2020 and 9% in 2019) and 7% by the Marketing & Services segment (compared to 7% in 2020 and 7% in 2019). The main source of funding for the expenditures was cash from operating activities and net repayment in 2021 and cash from operating activities and issuances of non-current debt in 2020 and 2019.

For additional information on expenditures, please refer to the discussions in “- 5.1 Overview”, “- 5.2 TotalEnergies results 2019-2021” and “- 5.3 Business segment reporting”, above, and point 1.6 of chapter 1 of the Universal Registration Document 2021 (starting on page 30), incorporated herein by reference and Note 15.1.D to the Consolidated Financial Statements on page F-71.

Divestments, based on selling price and net of cash sold, in 2021 were $2,933 million compared to $2,455 million in 2020 and $2,060 million in 2019. In 2021, TotalEnergies’ principal divestments were assets sales of $2,652 million compared to $1,539 million in 2020, consisting mainly of the sales described in “- 5.2 TotalEnergies results 2019-2021” above.

Cash flow from/(used in) financing activities in 2021 was $(25,497) million compared to $1,398 million in 2020 and $(7,709) million in 2019. The significant use of cash in financing activities in 2021 compared to a net inflow in 2020 was primarily due to the net repayment of non-current debt of $(359) million in 2021 compared to a net issuance of $15,800 million in 2020, to a significant increase in current financial assets and liabilities ($8,075 million in 2021 compared to $604 million in 2020) due to an increase in initial margins held as part of TotalEnergies’ activities on organized markets and to the increase in buyback of shares ($1,823 million in 2021 compared to $611 million in 2020). The decrease in cash flow used in financing activities in 2020 compared to 2019 was primarily due to the decrease in buyback of shares ($611 million in 2020 compared to $2,810 million in 2019), the increase in the net issuance of non-current debt ($15,800 million in 2020 compared to $8,131 million in 2019) and the increase in current financial assets and liabilities ($604 million in 2020 compared to $536 million in 2019).

5.4.2    Indebtedness

TotalEnergies’ non-current financial debt at year-end 2021 was $49,512 million, compared to $60,203 million at year-end 2020 and $47,773 million at year-end 2019. For further information on the level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see point 1.10.2 of chapter 1 in the Universal Registration Document 2021 (starting on page 55), incorporated herein by reference and Note 15 (“Financial structure and financial costs”) to the Consolidated Financial Statements starting on page F-67. For further information on the treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Cash and cash equivalents at year-end 2021 were $21,342 million compared to $31,268 million at year-end 2020 and $27,352 million at year-end 2019.

5.4.3    Shareholders’ equity

Shareholders’ equity at year-end 2021 was $114,999 million, compared to $106,085 million at year-end 2020 and $119,305 million at year-end 2019.

-

Changes in shareholders’ equity in 2021 were primarily due to the impacts of comprehensive income, dividend payments, the buy-back of TotalEnergies SE shares and the issuance of perpetual subordinated notes issued by TotalEnergies SE in January 2021, in two tranches of €1.5 billion (callable in 2027 and 2032), recorded as equity for approximately €3.3 billion (or approximately $3.6 billion using the €/$ exchange rate on January 29, 2021 of €1=$1.2135 as released by the Board of Governors of the Federal Reserve System February 1, 2021).

-

Changes in shareholders’ equity in 2020 were primarily due to the impacts of comprehensive income, dividend payments, the buy-back of TotalEnergies SE shares and the issuance of common shares of TotalEnergies SE and perpetual subordinated notes

Form 20-F 2021 TotalEnergies	15

issued by TotalEnergies SE in September 2020 (callable in 2030) recorded as equity for €1 billion (or approximately $1.2 billion using the €/$ exchange rate on September 4, 2020 of €1 = $1.1820 as released by the Board of Governors of the Federal Reserve System on September 7, 2020).

-

Changes in shareholders’ equity in 2019 were primarily due to the impacts of comprehensive income, dividend payments, the buy-back of TotalEnergies SE shares and the issuance of common shares of TotalEnergies SE and perpetual subordinated notes in April 2019 (callable in 2024) recorded as equity for €1.5 billion (or approximately $1.7 billion using the €/$ exchange rate on April 19, 2019 of €1 = $1.1246 as released by the Board of Governors of the Federal Reserve System on April 22, 2019).

Variation of the number of shares composing the share capital

As of December 31, 2018(a)		2,640,602,007
	2019 capital increase reserved for employees	10,047,337
	Capital increase as payment of the scrip dividend (second and third 2018 interim dividend)	16,076,936
	Exercise of TotalEnergies share subscription options	264,230
	Capital reduction by cancellation of treasury shares(b)	(65,109,435)
As of December 31, 2019(c)		2,601,881,075
	Deferred contribution pursuant to the 2015 capital increase reserved for employees	18,879
	2020 capital increase reserved for employees	13,160,383
	Capital increase as payment of the scrip dividend (final 2019 dividend)	38,063,688
As of December 31, 2020(d)		2,653,124,025
	Capital reduction by cancellation of treasury shares(b)	(23,284,409)
	2021 capital increase reserved for employees	10,589,713
As of December 31, 2021(e)		2,640,429,329

(a)  Including 32,473,281 treasury shares deducted from consolidated shareholders’ equity.

(b)  This transaction had no impact on the consolidated financial statements of TotalEnergies SE, the number of fully-diluted weighted-average shares or on the earnings per share.

(c)  Including 15,474,234 treasury shares deducted from consolidated shareholders’ equity.

(d)  Including 24,392,703 treasury shares deducted from consolidated shareholders’ equity.

(e)  Including 33,841,104 treasury shares deducted from consolidated shareholders’ equity.

TotalEnergies share buyback

Fiscal year	Total number of shares purchased	Shares repurchased for cancellation (Units/$)	Shares allocated to performance share plans
2021	37,306,005	30,665,526 / 1.5 billion	6,640,479
2020	13,236,044	12,233,265 / 0.55 billion	1,002,779
2019	52,389,336	32,723,365 / 1.75 billion(a)	3,589,035

(a)  TotalEnergies SE repurchased a further 16,076,936 shares to cancel the dilution related to the TotalEnergies shares issued for payment of the second and third interim dividends for the fiscal year ended December 31, 2018.

5.4.4    Net-debt-to-capital ratio

As of December 31, 2021, TotalEnergies’ net-debt-to-capital ratio excluding leases1 and including initial margins held as part of its activities on organized markets was 15.3% compared to 21.7% and 16.7% at year-ends 2020 and 2019 respectively. The decrease from 2020 to 2021 and increase from 2019 to 2020 was mostly due to the change in net debt. For additional information, please refer to the Notes to the Consolidated Financial Statements (starting on page F-9).

For information on committed credit facilities and liquidity risk, please refer to Note 15.3 to the Consolidated Financial Statements (starting on page F-77).

5.4.5    Material cash requirements

In 2021, the largest part of TotalEnergies’ capital expenditures of $16,589 million was made up of additions to intangible assets and property, plant and equipment (approximately 76%), with the remainder attributable to equity-method affiliates and to acquisitions of subsidiaries.

-	In the Integrated Gas, Renewables & Power segment, approximately 58% of capital expenditures were related mainly to facilities investments with the balance being related mainly to acquisitions.
-

In the Exploration & Production segment, as described in more detail under point 9.1.6 of chapter 9 of the Universal Registration Document 2021 (on page 533), incorporated herein by reference, capital expenditures in 2021 were principally development costs (approximately 88%, mainly for construction of new production facilities), exploration expenditures (successful or unsuccessful, approximately 5%) and acquisitions of proved and unproved properties (approximately 7%).

-

In the Refining & Chemicals segment, approximately 88% of capital expenditures in 2021 were related to refining and petrochemical activities (essentially 70% for existing units including maintenance and major turnarounds and 30% for new constructions), the balance being related mainly to Hutchinson.

1 For additional information, refer to Note 15.1(E) to the Consolidated Financial Statements (starting on page F-71).

TotalEnergies Form 20-F 2021	16

-

In the Marketing & Services segment, approximately 93% of capital expenditures in 2021 were development expenditures, mainly in Europe and Africa, with the balance being mainly attributable to acquisitions.

For additional information on capital expenditures, refer to the discussion above in “- 5.1 Overview”, “- 5.2 TotalEnergies results 2019-2021” and “- 5.3 Business segment reporting”, above, as well as point 1.6 of chapter 1 (on page 30) of the Universal Registration Document 2021, incorporated herein by reference.

As of December 31, 2021, TotalEnergies’ material contractual obligations include debt obligations net of hedging instruments, purchases obligations, asset retirement obligations and lease obligations. For additional information on TotalEnergies’ contractual obligations, refer to Note 13 to the Consolidated Financial Statements (starting on page F-61). TotalEnergies has other obligations in connection with pension plans that are described in Note 10 (“Payroll, staff and employee benefits obligations”) to the Consolidated Financial Statements (starting on page F-54). These obligations are not contractually fixed as to timing and amount. Other non-current liabilities, detailed in Note 12 (“Provisions and other non-current liabilities”) to the Consolidated Financial Statements (starting on page F-59), are liabilities related to risks that are probable and amounts that can be reasonably estimated. However, no contractual agreements exist related to the settlement of such liabilities, and the timing of the settlement is not known.

TotalEnergies estimates the combination of its sources of capital will continue to be adequate to fund its short- and long- term contractual obligations.

Information on TotalEnergies’ guarantees and other commitments and contingencies are presented in Note 13 (“Off balance sheet commitments and contractual obligations”) to the Consolidated Financial Statements (starting on page F-61). TotalEnergies does not currently consider that these guarantees, or any other off-balance sheet arrangements of TotalEnergies or any other members of TotalEnergies, have or are reasonably likely to have, currently or in the future, a material effect on the TotalEnergies’ financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources.

5.5       Research and development

For a discussion of TotalEnergies’ R&D policies and activities, refer to points 1.6.2 and 1.7 of chapter 1 (starting on pages 32 and 33, respectively) of the Universal Registration Document 2021, incorporated herein by reference.

5.6       Russian-Ukrainian conflict - Situation of the Company at March 24, 2022

Given the activities carried out by TotalEnergies in connection with Russia, the Company believed it was useful to present in this section all the pertinent information, some of which is set forth in this Annual Report, by adding context.

1. Principal activities of TotalEnergies in connection with Russia and principles of conduct

TotalEnergies announced, on March 1, 2022, that it condemns Russia's military aggression against Ukraine, supports the scope and strength of the sanctions put in place by Europe that will be implemented by the Company regardless of the consequences on its asset management, and that it will no longer provide capital for new projects in Russia.

Considering the worsening conflict, TotalEnergies announced on March 22, 2022 that it is also taking new steps and reaffirms its firmest condemnation of Russia's military aggression against Ukraine, which has tragic consequences for the Ukrainian population and threatens peace in Europe.

To act responsibly, as a European company and in accordance with its values, TotalEnergies has defined clear principles of conduct for managing its Russian related business:

●	Ensure strict compliance with current and future European sanctions, no matter what the consequences on the management of its assets in Russia, and gradually suspend its activities in Russia, while assuring its workforce's safety.

TotalEnergies does not operate any oil or gas field, or Liquefied Natural Gas (LNG) plant in Russia.

TotalEnergies is a minority shareholder in a number of non-state-owned Russian companies: Novatek (19.4%), Yamal LNG (20%), Arctic LNG 2 (10%) and TernefteGaz (49%). These companies are managed by their own staff with a limited number of secondees from TotalEnergies. TotalEnergies is also a 20% partner in the Kharyaga joint venture operated by Zarubezhneft. The Company did indeed contribute to the construction phase of these companies' projects but has no activity or operational responsibility on those sites.

TotalEnergies had only 11 secondees in these companies as of February 24, 2022, and only 3 seconded expatriates are in Russia as of today. TotalEnergies has thus initiated the gradual suspension of its activities in Russia, while assuring its teams’ safety. Similarly, TotalEnergies has decided to put on hold its business developments for batteries and lubricants in Russia.

The table below presents TotalEnergies’ producing assets entities in Russia as of December 31, 2021, the interest held in the asset (TotalEnergies share in %).

Exploration & Production segment	iGRP segment
Non operated : Kharyaga (20.00%), Termokarstovoye (direct interest of 49.00% of in ZAO Terneftegas), shareholding in the company PAO Novatek (19.4%)	Non operated: Arctic LNG 2 (10%), Yamal LNG (20.02%)

TotalEnergies held 21% of its proved reserves and had 18% of its oil and gas production in 2021 in Russia.

The tables below present the average daily production of liquids and natural gas of TotalEnergies, by geographical zone as well as the Upstream Capital Employed as of 12/31/2021.

Form 20-F 2021 TotalEnergies	17

SEC Production 2021

	Liquids kb/d(a)	Natural gas	Total kboe/d
		Mcf/d(b)
Russia	75	2,269	496
including production share of consolidated subsidiaries	4	2	4
Kharyaga	4	2	4
including production share of equity affiliates	71	2,267	492
PAO Novatek	53	1,374	311
Yamal LNG	6	749	143
Terneftegas	12	144	38

(a) Liquids include crude oil, bitumen, condensates, and natural gas liquids (NGL).

(b) Including fuel gas (490 Mcf/d in 2021).

Upstream Capital Employed at 12/31/2021 (M$)

PAO Novatek	6,243
Yamal LNG	4,333
Arctic LNG 2	2,450
Terneftegas	573
Kharyaga	53
Total Upstream Capital Employed	13,652

LNG production comes from the Yamal LNG project. This onshore project to develop the onshore South Tambey gas and condensates field located on the Yamal peninsula was launched in 2013 by OAO Yamal LNG and put in production in 2017. TotalEnergies has an interest of 20.02% held by the subsidiary, TotalEnergies EP Yamal. The project consists of a three-train gas liquefaction plant with a nameplate capacity of 16.5 Mt/y of LNG. In 2021, the plant's production exceeded the nameplate capacity by 17% to 19.3 Mt/y. A fourth liquefaction train with a capacity of 0.9 Mt/y, using a PAO Novatek technology, also started in March 2021. TotalEnergies is committed under long term contracts to purchase Liquefied Natural Gas from the Yamal LNG plant, representing a volume of 5.2 Mt of LNG per year (of which 4.2 Mt under the long term contracts with Yamal LNG and 1 Mt under the long term contract with PAO Novatek related to the production of Yamal LNG).

In addition, TotalEnergies has in the Arctic LNG 2 project a direct interest of 10% since 2019 held by the subsidiary TotalEnergies EP Salmanov. TotalEnergies and its partners approved the final investment decision for the Arctic LNG 2 project in 2019. With a production capacity of 19.8 Mt/y, the Arctic LNG 2 project is expected to develop the resources of the Utrenneye onshore field (gas and condensates) located on the Gydan Peninsula opposite the Yamal Peninsula. The project in progress involves the installation of three gravity-based structures in Ob Bay that will host the three liquefaction trains of 6.6 Mt/y capacity each. Given the uncertainties of the technological and financial penalties on the ability to complete the project Arctic LNG 2 under construction, TotalEnergies has decided to no longer record proved reserves as of 12/31/2021.

Finally, TotalEnergies has in the Arctic Transshipment project a direct interest of 10% since July 2021 held by TotalEnergies EP Transshipment. From 2023, this project is expected to enable LNG shipments to be transferred from Arctic LNG ships to conventional LNG ships, in Murmansk for shipments for the European market, and in Kamchatka for shipments for the Asian market.

●	Provide no further capital for the development of projects in Russia.

Concerning the Arctic LNG 2 project in particular, given the uncertainty created by technological and financial sanctions on the ability to carry out the Arctic LNG 2 project currently under construction and their probable tightening with the worsening conflict, TotalEnergies SE has decided to no longer record proved reserves for Arctic LNG 2 in its accounts and will not provide any more capital for this project.

●	Do not reverse the purpose of sanctions against Russia: do not unwarrantedly transfer value to Russian interests by withdrawing from assets.

The current environment of European sanctions and Russian laws controlling foreign investments in Russia would prevent TotalEnergies to find a non-Russian buyer for its minority interests in Russia. Abandoning these interests without consideration would enrich Russian investors, in contradiction with the sanctions' purpose. In addition, abandoning these minority interests held by TotalEnergies would have no impact on the companies' operations and revenues, since these companies have their own employees and are managed autonomously.

●	Help ensure the security of the European continent's energy supply within the framework defined by European authorities.

TotalEnergies is a European energy company that must contribute to the supply security of the European continent, which does not have the same domestic resources as other western countries such as the United Kingdom or the United States.

In accordance with the European Union's decisions to maintain at this stage Russian gas supplies, TotalEnergies continues to supply Europe with liquefied natural gas from the Yamal LNG plant within the framework of long-term contracts that it must honor as long as Europe's governments consider that Russian gas is necessary. Contrary to oil, it is apparent that Europe's gas logistics capacities make it difficult to refrain from importing Russian gas in the next two to three years without impacting the continent's energy supply.

However, given the worsening situation in Ukraine and the existence of alternative sources for supplying Europe, TotalEnergies has unilaterally decided to no longer enter into or renew contracts to purchase Russian oil and petroleum products, in order to halt all its purchases of Russian oil and petroleum products as soon as possible and by the end of 2022 at the latest.

TotalEnergies already announced that it halted all spot market trading since February 25, 2022, on Russian oil and petroleum products. This is also the case for spot trading transactions concerning Russian natural gas or liquefied natural gas.

TotalEnergies Form 20-F 2021	18

TotalEnergies has term contracts to purchase Russian oil and petroleum products that end, at the very latest, on December 31, 2022. These term contracts primarily cover supplies for the Leuna refinery in eastern Germany, which is served by the Druzhba pipeline from Russia. They also concern Europe's gasoil supply, which is short of this product (around 12% of Russian gasoil imports in Europe in 2021).

In close cooperation with the German government, TotalEnergies will terminate its Russian oil supply contracts for the Leuna refinery as soon as possible and by the end of 2022 at the latest, and will put in place alternative solutions by importing oil via Poland. Already, a first contract will not be renewed at the end of March 2022.

Concerning the gasoil shortfall in Europe, absent any instructions to the contrary from European governments, TotalEnergies will also terminate its Russian gasoil purchase contracts as soon as possible and by the end of 2022 at the latest. TotalEnergies will import petroleum products from other continents, notably its share of gasoil produced by the Satorp refinery in Saudi Arabia.

2. Risks and economic sanctions regimes

Since the month of February 2022, Russia's invasion of Ukraine led European and American authorities to adopt several sets of sanctions measures targeting Russian and Belarusian persons and entities, as well as the financial sector. The production and sale of gas and LNG of the companies Novatek and Yamal LNG, of which TotalEnergies is a minority shareholder, are not materially impacted by the sanctions adopted as of the date hereof. Depending on the developments of the Russian-Ukrainian conflict and the measures that the European and American authorities could be required to take, the activities of TotalEnergies in Russia could be affected in the future.

Since July 2014, various Sanctions Regimes have been adopted against Russia, including prohibitions on transacting or dealing with certain Russian individuals and entities, as well as restrictions on investments, financings, exports and the re-exportation of certain goods towards Russia. In the context of the sanctions adopted by the EU since 2014, TotalEnergies has been formally authorized by the French authorities, who are competent for granting the authorizations necessary to continue operations covered by the EU sanctions regimes, to continue its activities in Russia on the Kharyaga, Termokarstovoye and Chernichnoye fields and the Yamal LNG and the Arctic LNG 2 projects.

As of February 2022, numerous sanctions measures targeting Russia and Belarus have been adopted by the European Union. These sanctions designate a number of Russian individuals and entities whose assets within the European Union are frozen and to whom it is prohibited to make funds or economic resources available. Other targeted sanctions are aimed specifically at the financial sector (including a ban on access to SWIFT for certain Russian institutions), and issued export restrictions in certain sectors or for certain types of goods and services to Russia. To date, the economic sanctions adopted by the EU do not materially affect TotalEnergies’ shareholdings in Russia.

The sanctions adopted since February 2022 have included the designation of one of the minority shareholders of PAO Novatek as sanctioned persons (asset freezing) by the European Union authorities. In accordance with European rules on sanctions, this designation however has no impact on PAO Novatek, which is not sanctioned by the EU authorities, or on the Yamal LNG and Arctic LNG 2 projects.

As of the date hereof, the sanctions adopted by the EU authorities do not restrict the ability of PAO Novatek and Yamal LNG to sell gas, including LNG, nor do they restrict the ability of European (or other) buyers to purchase gas.

In addition, the restrictions and sanctions imposed by the EU authorities against the Russian financial sector make it more difficult for financial flows between Russia and entities and banks established in the European Union to take place. Under the countermeasures enacted by the Russian authorities as of February 2022, financial flows to foreign shareholders are subject to the approval of the Russian Central Bank. This restriction, and other countermeasures that may be issued by the Russian authorities in the future, could make it more difficult for PAO Novatek and Yamal LNG to pay dividends to the Company and for Yamal LNG and Arctic LNG 2 to repay the shareholder loans granted by TotalEnergies. An analysis of the consequences of the Russian countermeasures is underway. Some Russian banks involved in the financing of the Yamal LNG and Arctic LNG 2 projects have been targeted by European and American sanctions, which have had the effect, depending on the case, of either freezing their assets or blocking the opening or maintenance of corresponding accounts or the processing of transactions involving them. The Russian lender financings to the Yamal LNG project are guaranteed by the export credit agency Exiar, whose assets have been frozen by the European and American authorities. At the current stage of the ongoing analysis, this has however no impact on the project financing. Two banks involved in the financing of the Arctic LNG 2 project have been added to the European and American asset freeze lists: Vnesheconombank and Otkritie, whose outstanding amounts are €400 million and €385 million respectively and Arctic LNG 2 replaced them with Gazprombank in accordance with the terms of the financing agreements. Furthermore, pursuant to sanctions adopted March 15, 2022 by the European Union, it is particularly forbidden for any European person to be a party to an agreement in order to grant any new loans or credits, or to make new payments under financing contracts (e.g. project financing by financial institutions or shareholder loans), even if previously entered into. This prohibits TotalEnergies from making new drawdowns on its shareholder loan, and prohibits European companies involved in project finance from making payments on future debt drawdowns. These sanctions are likely to have an impact on project financings, particularly on the amounts that Arctic LNG 2 will be able to call and on the organization of the lending banks It is specified that TotalEnergies granted guarantees in its capacity as shareholder for the benefit of lenders to cover its share of the debt under the financings of the Yamal LNG and Arctic LNG 2 projects. On Yamal LNG, the amount of the guarantee that could be called, if applicable, is approximately €400 million; on Arctic LNG 2, the Company’s exposure amounts to approximately €700 million.

With regard to the export restrictions imposed by the US and European authorities, an analysis is underway by Arctic LNG 2’s contractors and sub-contractors under the Engineering Procurement Construction Contracts to assess the potential impacts on the activities required to execute the Arctic LNG 2 project, in particular equipment purchasing and transportation activities towards Russia. Given the uncertainties of the technological and financial sanctions on the ability to complete the Arctic LNG 2 project under construction and their probable tightening with the worsening Russian-Ukrainian conflict, TotalEnergies decided to no longer book proved reserves for the Arctic LNG 2 project and will no longer provide capital to the project.

Form 20-F 2021 TotalEnergies	19

The United States has since 2014 adopted various economic sanctions, some of which target the company PAO Novatek1, and the entities in which Novatek (individually or with other similarly targeted persons or entities) owns an interest of at least 50% of the capital, including OAO Yamal LNG (“Yamal LNG”)2, Terneftegas3 and OOO Arctic LNG 24. These sanctions currently prohibit US persons from transacting in, providing financing for or other dealings in debt issued by such entities of longer than 60 days maturity. The sanctions adopted by the US authorities since February 2022 have consequences substantially similar to those set forth above with respect to the sanctions imposed by the European authorities. The sanctions adopted by the US authorities on March 8, 2022 restrict the ability to import crude oil, petroleum products and Liquefied Natural Gas of Russian origin into the United States, and prohibit US persons from making new investments in Russian energy projects, or from financing new investments in Russian energy projects by non-US companies. These sanctions do not have a material impact on TotalEnergies' activities. TotalEnergies continues its activities in Russia in compliance with applicable Sanctions Regimes currently in effect.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following information concerning directors and senior management from the Universal Registration Document 2021 is incorporated herein by reference:

-	composition of the Board of Directors (introduction and point 4.1.1 of chapter 4, starting on page 178); and
-	information concerning the General Management (point 4.1.5 of chapter 4, starting on page 218).

The following information concerning compensation from the Universal Registration Document 2021 is incorporated herein by reference:

-	approach to overall compensation (point 5.6.1.2 of chapter 5, starting on page 320); and
-	compensation for the administration and management bodies (point 4.3 of chapter 4, starting on page 228).

The following information concerning Board practices and corporate governance from the Universal Registration Document 2021 is incorporated herein by reference:

-	practices of the Board of Directors (point 4.1.2 of chapter 4, starting on page 204);
-	report of the Lead Independent Director on her mandate (point 4.1.3 of chapter 4, starting on page 217);
-	evaluation of the functioning of the Board of Directors (point 4.1.4 of chapter 4, on page 218); and
-	statement regarding corporate governance (point 4.2 of chapter 4, on page 228).

The following information concerning employees and share ownership from the Universal Registration Document 2021 is incorporated herein by reference:

-	number and categories of employees (point 5.6.1.1 of chapter 5, starting on page 316);
-	shares held by the administration and management bodies (point 4.1.6 of chapter 4, starting on page 225); and
-	employee shareholding (point 6.4.2 of chapter 6, on page 380).

TotalEnergies believes that the relationship between its management and labor unions is, in general, satisfactory.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following information concerning shareholders from the Universal Registration Document 2021 is incorporated herein by reference:

-	major shareholders (point 6.4.1 of chapter 6, starting on page 378); and
-	shareholding structure (point 6.4.3 of chapter 6, on page 380).

TotalEnergies’ main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in point 8.3 of Note 8 (“Equity affiliates, other investments and related parties”) to the Consolidated Financial Statements (on page F-47). In the ordinary course of its business, TotalEnergies enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2021 and ending on the date of this document. For further information on regulated agreement and undertakings and related-party transactions, refer to point 4.4.1 of chapter 4 of the Universal Registration Document 2021 (on page 262), incorporated herein by reference.

1 A Russian company listed on the Moscow and London stock exchanges and in which TotalEnergies held an interest of 19.4% as of December 31, 2021.

2 A company jointly owned by PAO Novatek, TotalEnergies EP Yamal (20.02%), YAYM Limited and China National Oil and Gas Exploration Development Corporation – CNODC, a subsidiary of CNPC as of December 31, 2021.

3 A company jointly owned by PAO Novatek and TotalEnergies EP Termokarstovoye SAS (49%) as of December 31, 2021.

4 A company jointly owned by PAO Novatek, TotalEnergies EP Salmanov (10%), CNODC Dawn Light Limited, CEPR Limited and Japan Arctic LNG as of December 31, 2021.

TotalEnergies Form 20-F 2021	20

ITEM 8. FINANCIAL INFORMATION

The following information from the Universal Registration Document 2021 is incorporated herein by reference:

-	legal and arbitration proceedings (point 3.5 of chapter 3, on page 142);
-	dividend policy and other related information (point 6.2 of chapter 6, starting on page 371);
-	supplemental oil and gas information (points 9.1 and 9.2 of chapter 9, starting on page 520);
-	report on payments made to governments (point 9.3 of chapter 9, starting on page 541); and
-	reporting of payments to governments for purchases of oil, gas and minerals (EITI reporting) (point 9.4 of chapter 9, starting on page 570).

The Consolidated Financial Statements and Notes thereto are included in pages F-9 et seq. attached hereto.

Except for certain events mentioned in “Item 5. Operating and financial review and prospects ” and point 3.5 of chapter 3 (on page 142) of the Universal Registration Document 2021, incorporated herein by reference and Note 17 to the Consolidated Financial Statements (on page F-85), no significant changes to TotalEnergies’ financial or commercial situation have occurred since the date of the Consolidated Financial Statements.

Refer to “Item 18. Financial statements” for the reports of the statutory auditors.

ITEM 9. THE OFFER AND LISTING

9.1       Markets

The main trading markets for the TotalEnergies shares are the following: Euronext Paris (France) and the New York Stock Exchange (“NYSE”, United States). The shares are also listed on Euronext Brussels (Belgium) and the London Stock Exchange (United Kingdom).

9.2       Offer and listing details

Provided below is certain information on trading on Euronext Paris and the New York Stock Exchange (NYSE). For additional information on listing details and share performance, refer to point 6.1 in chapter 6 of the Universal Registration Document 2021 (starting on page 368), incorporated herein by reference.

9.2.1    Trading on Euronext Paris

Official trading of listed securities on Euronext Paris, including the TotalEnergies shares, is transacted through EU investment service providers that are members of Euronext Paris and takes place continuously on each business day in Paris from 9:00 a.m. to 5:30 p.m. (Paris time), with a fixing of the closing price at 5:35 p.m. (Paris time). Euronext Paris may suspend or resume trading in a security listed on Euronext Paris if the quoted price of the security exceeds certain price limits defined by the regulations of Euronext Paris. The Euronext Paris ticker symbol for TotalEnergies SE is TTE.

The markets of Euronext Paris settle and transfer ownership two trading days after a transaction (T+2). Highly liquid shares, including those of TotalEnergies SE, are eligible for deferred settlement (Service de Règlement Différé - SRD). Payment and delivery for shares under the SRD occurs on the last trading day of each month. Use of the SRD service requires payment of a commission.

In France, the TotalEnergies shares are included in the principal index published by Euronext Paris (the “CAC 40 Index”). The CAC 40 Index is derived daily by comparing the total market capitalization of forty stocks traded on Euronext Paris to the total market capitalization of the stocks that made up the CAC 40 Index on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 Index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indices in France. In the UK, the shares are included in both FTSE Eurotop 100 and FTSEurofirst 100 indices. As a result of the creation of Euronext, the TotalEnergies shares are included in Euronext 100, the index representing Euronext’s blue chip companies based on market capitalization. The TotalEnergies shares are also included in the Stoxx Europe 50 and Euro Stoxx 50, blue chip indices comprised of the fifty most highly capitalized and most actively traded equities throughout Europe and within the European Monetary Union, respectively.

9.2.2    Trading on the New York Stock Exchange

ADSs evidenced by ADRs have been listed on the NYSE since October 25, 1991. JPMORGAN CHASE BANK, N.A. serves as depositary with respect to the ADSs evidenced by ADRs traded on the NYSE. One ADS corresponds to one TotalEnergies share.

The NYSE ticker symbol for TotalEnergies SE is TTE.

Form 20-F 2021 TotalEnergies	21

ITEM 10. ADDITIONAL INFORMATION

10.1       Share capital

The following information from the Universal Registration Document 2021 is incorporated herein by reference:

-	information concerning the share capital (point 7.1 of chapter 7, starting on page 385);
-	the use of delegations of authority and power granted to the Board of Directors with respect to share capital increases (point 4.4.2 of chapter 4, starting on page 264);
-	information on share buybacks (point 6.3 of chapter 6, starting on page 375); and
-	factors likely to have an impact in the event of a public offering (point 4.4.4 of chapter 4, starting on page 266).

10.2       Memorandum and articles of association

The following information from the Universal Registration Document 2021 is incorporated herein by reference:

-	information concerning the articles of incorporation and bylaws, and other information (point 7.2 of chapter 7, starting on page 387); and
-	participation of shareholders at shareholders’ meetings (point 4.4.3 of chapter 4, on page 265).

10.3       Material contracts

There have been no material contracts (not entered into in the ordinary course of business) entered into by members of TotalEnergies since March 25, 2020.

10.4       Exchange controls

Under current French exchange control regulations, no limits exist on the amount of payments that TotalEnergies may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

10.5       Taxation

10.5.1    General

This section generally summarizes the material U.S. federal income tax and French tax consequences of owning and disposing of shares or ADSs of TotalEnergies SE to U.S. Holders that hold their shares or ADSs as capital assets for tax purposes. A U.S. Holder is a beneficial owner of shares or ADSs that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a domestic corporation or other domestic entity treated as a corporation for U.S. federal income tax purposes, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This section does not address the Medicare tax on net investment income, the application of special accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (“IRC”), U.S. federal estate or gift taxes or any taxes from jurisdictions other than the United States and France. This section does not apply to members of special classes of holders subject to special rules, including without limitation:

-	broker-dealers;
-	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
-	tax-exempt organizations;
-	certain financial institutions;
-	insurance companies;
-	U.S. pension funds;
-	U.S. Regulated Investment Companies (RICs), Real Estate Investment Trusts (REITs), and Real Estate Mortgage Investment Conduits (REMICs);
-	persons who are liable for the alternative minimum tax;
-	persons that actually or constructively own 10% or more of the shares of TotalEnergies SE (by vote or value);
-	persons who acquired the shares or ADSs pursuant to the exercise of any employee share option or otherwise as consideration;
-	persons that purchase or sell shares or ADSs as part of a wash sale for U.S. federal income tax purposes;
-	persons holding offsetting positions in respect of the shares or ADSs (including as part of a straddle, hedging, conversion or integrated transaction);
-	U.S. expatriates; and
-	persons whose functional currency is not the U.S. dollar.

TotalEnergies Form 20-F 2021	22

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

The discussions below of the material U.S. federal income tax consequences to U.S. Holders of owning and disposing of shares or ADSs of TotalEnergies SE are based on the IRC, Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof, as well as on the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital dated August 31, 1994, as amended (the “Treaty”), all as in effect on the date hereof and all of which are subject to change, which change could apply retroactively and could affect the tax consequences described below. The description of the material French tax consequences is based on the laws of the Republic of France and French tax regulations, all as currently in effect, as well as the Treaty, as currently in effect. These laws, regulations and the Treaty are subject to change, possibly on a retroactive basis.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a U.S. Holder of ADRs evidencing ADSs will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of any French taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of the ADSs and TotalEnergies if as a result of such actions the U.S. Holders of the ADSs are not properly treated as beneficial owners of underlying shares.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the shares and ADSs and is not intended to substitute competent professional advice. Individual situations of holders of shares and ADSs may vary from the description made below. The following summary does not address the French tax treatment applicable to dividends paid in so-called “Non Cooperative Countries and Territories” (“NCCT”) within the meaning of Article 238 0 A of the French Code général des impôts (“French Tax Code”) as such provision or list may be amended from time to time or replaced by any other provision or list having a similar purpose. It does not apply to dividends paid to persons established or domiciled in such a NCCT, or paid to a bank account opened in a financial institution located in such a NCCT, nor does it apply to capital gains realized by persons established or domiciled in such a NCCT. Furthermore, the following summary does not address the tax treatment applicable to temporary transfers and other similar transactions which could, under certain conditions, fall within the scope of the anti-abuse measure set forth in Article 119 bis A of the French Tax Code.

Holders are urged to consult their own tax advisors regarding the U.S. federal, state and local, and the French and other tax consequences of owning and disposing shares or ADSs of TotalEnergies in their respective circumstances. In particular, a holder is encouraged to confirm with its advisor whether the holder is a U.S. Holder eligible for the benefits of the Treaty.

10.5.2    Taxation of dividends

French taxation

The term “dividends” used in the following discussion means dividends within the meaning of the Treaty.

Dividends paid to non-residents of France who are U.S. Holders are in principle subject to a French withholding tax regardless of whether they are paid in cash, in shares or a mix of both. The French withholding tax is levied (i) at a rate of 12.8% for dividends paid to U.S. Holders who are individuals and (ii) at a rate of 26.5% in 2021 (to be reduced and aligned on the standard corporate income tax rate set forth in the first sentence of the second paragraph of Article 219 I of the French Tax Code which is 25% as from 2022) for dividends paid to U.S. Holders that are legal entities (the “Legal Entities U.S. Holders”) subject to more favorable provisions of the Treaty as described below and certain more favorable French domestic law provisions.

The withholding tax is in principle levied on the gross amount of dividends. However, Article 235 quinquies of the French tax code resulting from the Finance Law n° 2021-1900, published in the Official Journal on December 31, 2021 introduces the possibility, under certain conditions, for non-residents legal entities to compute the withholding tax on a net basis and to recover the excess of the tax initially withheld on a gross amount.

Under the Treaty, a U.S. Holder is generally entitled to a reduced rate of French withholding tax of 15% with respect to dividends, provided that certain requirements are satisfied. This reduced rate is, in practice, only of interest to Legal Entities U.S. Holders subject to the withholding tax at a rate of 26.5% in 2021.

Administrative guidelines (Bulletin Officiel des Finances Publiques, BOI-INT-DG 20 20 20 20 12/09/2012) (the “Administrative Guidelines”) set forth the conditions under which the reduced French withholding tax at the rate of 15% may be available. The immediate application of the reduced 15% rate is available to those U.S. Holders that may benefit from the so-called “simplified procedure” (within the meaning of the Administrative Guidelines).

Form 20-F 2021 TotalEnergies	23

Under the “simplified procedure”, U.S. Holders may claim the immediate application of withholding tax at the rate of 15% on the dividends to be received by them, provided that:

(i)

they furnish to the U.S. financial institution managing their securities account a certificate of residence conforming with form No. 5000 FR. The immediate application of the 15% withholding tax will be available only if the certificate of residence is sent to the U.S. financial institution managing their securities account no later than the dividend payment date. Furthermore, each financial institution managing the U.S. Holders’ securities account must also send to the French paying agent the figure of the total amount of dividends to be received which are eligible to the reduced withholding tax rate before the dividend payment date; and

(ii)

the U.S. financial institution managing the U.S. Holder’s securities account provides the French paying agent with a list of the eligible U.S. Holders and other pieces of information set forth in the Administrative Guidelines. Furthermore, the financial institution managing the U.S. Holders’ securities account should certify that the U.S. Holder is, to the best of its knowledge, a United States resident within the meaning of the Treaty. These documents must be sent to the French paying agent after the dividend payment date and within a time frame that will allow the French paying agent to file them no later than the end of the third month computed as from the end of the month of the dividend payment date.

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

For a U.S. Holder that is not entitled to the “simplified procedure” and whose identity and tax residence are not known by the paying agent at the time of the payment, the French withholding tax at the domestic rate will be levied at the time the dividends are paid. Such U.S. Holder, however, may be entitled to a refund of the withholding tax in excess of the 15% rate under the “standard procedure”, as opposed to the “simplified procedure”, provided that the U.S. Holder furnishes to the French paying agent an application for refund on forms No. 5000 FR and 5001 FR (or any other relevant form to be issued by the French tax authorities) certified by the U.S. financial institution managing the U.S. Holder’s securities account (or, if not, by the competent U.S. tax authorities) before December 31 of the second year following the date of payment of the withholding tax at the domestic rate to the French tax authorities, according to the requirements provided by the Administrative Guidelines.

Copies of forms No. 5000 FR and 5001 FR (or any other relevant form to be issued by the French tax authorities) as well as the form of the certificate of residence and the U.S. financial institution certification, together with instructions, are available from the IRS and the French tax authorities.

These forms, together with instructions, are to be provided by the Depositary to all U.S. Holders of ADRs registered with the Depositary. The Depositary is to use reasonable efforts to follow the procedures established by the French tax authorities for U.S. Holders to benefit from the immediate application of the 15% French withholding tax rate or, as the case may be, to recover the portion in excess over 15% of the French withholding tax initially withheld.

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

The identity and address of the French paying agent are available from TotalEnergies.

In addition, subject to certain specific filing obligations, there is no withholding tax on dividend payments made by French companies to:

(i)

non-French collective investment funds formed under foreign law and established in a Member State of the European Union or in another State or territory, such as the United States, that has entered with France into an administrative assistance agreement for the purpose of combating fraud and tax evasion, and which fulfill the two following conditions: (a) the fund raises capital among a number of investors for the purpose of investing in accordance with a defined investment policy, in the interest of its investors, and (b) the fund has characteristics similar to those of collective investment funds organized under French law fulfilling the conditions set forth in Article 119 bis 2, 2 of the French Tax Code and the Administrative Guidelines Bulletin Officiel des Finances Publiques, BOI-RPPM-RCM 30 30 20 70 06/10/2021 (i.e., among others, open-end mutual fund (OPCVM), open-end real estate fund (OPCI) and closed-end investment companies (SICAF)); and

(ii)

companies whose effective place of management is, or which have a permanent establishment receiving the dividends, in a Member State of the European Union or in another State or territory that has entered with France into an administrative assistance agreement for the purpose of combating fraud and tax evasion, such as the United States, that are in a loss-making position and subject, at the time of the distribution, to insolvency proceedings similar to the one set out in Article L. 640 1 of the French Commercial Code (or where there is no such procedure available, in a situation of cessation of payments with recovery being manifestly impossible) and that meet the other conditions set out in Article 119 quinquies of the French Tax Code as specified by the Administrative Guidelines Bulletin Officiel des Finances Publiques, BOI-RPPM-RCM 30 30 20 80 06/04/2016.

Collective investment funds and companies mentioned in (ii) above are urged to consult their own tax advisors to confirm whether they are eligible to such provisions and under which conditions.

Finally, companies having their seat in a Member State of the European Union or in another Member State of the European Economic Area Agreement or any third country that has concluded with France a tax treaty including an administrative assistance provision to tackle tax evasion and avoidance and which is not a NCCT, such as the United States, and being in a tax loss position might, provided that the conditions set forth in Article 235 quarter of the French Tax Code are met, benefit from a temporary reimbursement of the withholding tax applicable on dividend payments, the corresponding amount having to be refunded to the French treasury, in particular, at the time they become in a profitable tax position.

TotalEnergies Form 20-F 2021	24

U.S. taxation

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, the gross amount of any dividend that a U.S. Holder must include in gross income equals the amount paid by TotalEnergies (i.e., the net distribution received plus any tax withheld therefrom) from its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends will not be eligible for the dividends-received deduction allowed to a U.S. corporation under IRC section 243. Distributions, if any, in excess of such current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce such U.S. Holder’s tax basis in such shares or ADSs, but not below zero. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain. Because TotalEnergies does not currently maintain calculations of earnings and profits for U.S. federal income tax purposes, a U.S. Holder of shares or ADSs of TotalEnergies should expect to treat the entire amount of distributions paid with respect to the shares or ADSs as dividends.

Dividends paid to a non-corporate U.S. Holder that constitute “qualified dividend income” will be taxable to the holder at the preferential rates applicable to long-term capital gains provided (1) TotalEnergies is neither a passive foreign investment company nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year and (2) certain holding period requirements are met. TotalEnergies believes that dividends paid by TotalEnergies with respect to its shares or ADSs will be qualified dividend income. The dividend is taxable to the U.S. Holder when the holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.

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

Subject to certain conditions and limitations, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for the net amount of French taxes withheld in accordance with the Treaty and paid over to the French tax authorities. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. Holder under French law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against such holder’s U.S. federal income tax liability. For this purpose, dividends distributed by TotalEnergies will generally constitute “passive income” for purposes of computing the foreign tax credit allowable to the U.S. Holder.

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

Pursuant to Article 235 ter ZD of the French tax code, a financial transaction tax applies, under certain conditions, to the acquisition of shares of publicly traded companies registered in France having a market capitalization over €1 billion on December 1 of the year preceding the acquisition. A list of the companies within the scope of the financial transaction tax for 2021 is published in the Administrative guidelines Bulletin Officiel des Finances Publiques, BOI-ANNX 000467 29/12/2021. TotalEnergies is included in this list, although it cannot be excluded that this list might be amended in the future. The tax also applies to the acquisition of ADRs evidencing ADSs. The financial transaction tax is due at a rate of 0.3% on the price paid to acquire the shares. The person or entity liable for the tax is generally the provider of investment services defined in Article L. 321 1 of the French Monetary and Financial Code (prestataire de services d’investissement). Investment service providers providing equivalent services outside France are subject to the tax under the same terms and conditions. Taxable transactions are broadly construed but several exceptions may apply. In general, non-income taxes, such as this financial transaction tax, paid by a U.S. Holder are not eligible for a foreign tax credit for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors as to the tax consequences and creditability of such financial transaction tax.

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

10.5.4    Passive foreign investment company status

TotalEnergies believes that the shares and ADSs are not treated as stock of a passive foreign investment company (PFIC) for U.S. federal income tax purposes, and TotalEnergies does not expect that it will be treated as a PFIC in the current or future taxable years. This conclusion is a factual determination that is made annually and thus is subject to uncertainty and change. In general, a non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. If TotalEnergies were treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder generally would suffer adverse tax consequences, that may include having gains realized on the disposition of the shares or ADSs treated as ordinary income rather than capital gain and being subject to punitive interest charges on the receipt of certain distributions and on the proceeds of the sale or other disposition of the shares or ADSs. U.S. Holders would also be subject to information reporting requirements on an annual basis. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to shares or ADSs.

Form 20-F 2021 TotalEnergies	25

10.5.5    French estate and gift taxes

In general, a transfer of shares or ADSs by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of Article 8 of the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, as amended, unless the donor or the transferor is domiciled in France at the time of the gift, or at the time of the transferor’s death, or if the shares or ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

10.5.6    U.S. state and local taxes

In addition to U.S. federal income tax, U.S. Holders of shares or ADSs may be subject to U.S. state and local taxes with respect to their shares or ADSs. U.S. Holders should consult their own tax advisors.

10.6    Dividends and paying agents

The information set forth in points 6.2.2 and 6.2.3 of chapter 6 of the Universal Registration Document 2021 (starting on page 372) is incorporated herein by reference.

10.7    Statements by experts

The independent third-party report of DeGolyer and MacNaughton, a petroleum engineering consulting firm with address at 5001 Spring Valley Road, Suite 800 East, Dallas, Texas 75244, is attached as Exhibit 15.3 to this Form 20 F. This report provides TotalEnergies’ estimates of net proved oil, condensate and gas reserves, as of December 31, 2021, of certain fields attributable to or controlled by PAO NOVATEK. As evidenced by Exhibit 15.4 to this Form 20-F, DeGolyer and MacNaughton has consented to the inclusion of their report in this Form 20-F.

10.8    Documents on display

TotalEnergies files annual, periodic and other reports and information with the Securities and Exchange Commission. All of its SEC filings made after December 31, 2001 are available to the public at the SEC website at www.sec.gov and from certain commercial document retrieval services.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to Notes 15.3 (“Financial risks management”) (starting on page F-77) and 16.2 (“Oil, Gas and Power markets related risks management”) (on page F-85) to the Consolidated Financial Statements, for a qualitative and quantitative discussion of TotalEnergies’ exposure to market risks. Please also refer to Notes 15.2 (“Fair value of financial instruments (excluding commodity contracts)”) (starting on page F-72) and 16 (“Financial instruments related to commodity contracts”) (starting on page F-82) to the Consolidated Financial Statements, for details of the different derivatives owned by TotalEnergies in these markets.

As part of its financing and cash management activities, TotalEnergies uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are mainly interest rate and currency swaps. TotalEnergies may also occasionally use futures contracts and options. These operations and their accounting treatment are detailed in Notes 15.2 and 16 to the Consolidated Financial Statements.

The financial performance of TotalEnergies is sensitive to a number of factors; the most significant being oil and gas prices, generally expressed in dollars, and exchange rates, in particular that of the dollar versus the euro. Generally, a rise in the price of crude oil has a positive effect on earnings as a result of an increase in revenues from oil and gas production. Conversely, a decline in crude oil prices reduces revenues. The impact of changes in crude oil prices on the activities of the Refining & Chemicals and Marketing & Services segments depends upon the speed at which the prices of finished products adjust to reflect these changes. All of TotalEnergies’ activities are, to various degrees, sensitive to fluctuations in the dollar/euro exchange rate.

TotalEnergies Form 20-F 2021	26

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.1    American depositary receipts fees and charges

JPMORGAN CHASE BANK, N.A., as depositary for the TotalEnergies ADR program, collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. A copy of the depositary agreement is attached as Exhibit (a) to the registration statement on Form F 6 (Reg. No. 333 199737) filed with the SEC on October 31, 2014 and amended on July 30, 2021.

Investors must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

-

Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property, stocks splits or mergers

-

Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed to the investor had been shares and the shares had been deposited for issuance of ADSs	- Distribution, by the depositary, of deposited securities to ADS registered holders
Registration or transfer fees	- Transfer and registration of shares on TotalEnergies' share register to or from the name of the depositary or its agent when the investor deposits or withdraws shares
Expenses of the depositary	- Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) - Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	- As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	- As necessary

Fees paid to TotalEnergies SE by the depositary

In consideration for acting as depositary for the TotalEnergies ADR program, JPMORGAN CHASE BANK, N.A. has agreed to share, on an annual basis, with TotalEnergies SE portions of certain fees collected, less ADS program expenses paid by the depositary. For example, these expenses include transfer agency fees, custody fees, costs and expenses, central securities depository fees, costs and expenses not already charged to the holders of ADSs under the deposit agreement and other reasonable and documented out-of-pocket fees, costs and expenses incurred by the depositary in acting as such for the TotalEnergies ADR program.

In the year ended December 31, 2021, the ADR depositary paid aggregate fees to TotalEnergies SE in an amount of USD $10.2 million.

For additional information on TotalEnergies shares and the American depositary shares, please refer to Exhibit 2.2 “Description of securities registered under Section 12 of the Exchange Act”.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

15.1    Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of TotalEnergies' management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness, as of the end of the period covered by this report, of the design and operation of TotalEnergies' disclosure controls and procedures, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, summarized and reported within specified time periods. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that TotalEnergies SE files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to management, including themselves, as appropriate to allow timely decisions regarding required disclosure.

Form 20-F 2021 TotalEnergies	27

15.2    Management’s annual report on internal control over financial reporting

TotalEnergies' management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, the effectiveness of an internal control system may change over time.

TotalEnergies' management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, TotalEnergies' management concluded that its internal control over financial reporting was effective as of December 31, 2021.

The effectiveness of internal control over financial reporting as of December 31, 2021, was audited by ERNST  & YOUNG Audit and KPMG Audit, a division of KPMG S.A., independent registered public accounting firms, as stated in their report included starting on page F-2 attached hereto.

15.3    Changes in internal control over financial reporting

There were no changes in TotalEnergies' internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, TotalEnergies' internal control over financial reporting.

15.4    Internal control and risk management procedures

For additional information, refer to points 3.3 and 3.6 of chapter 3 of the Universal Registration Document 2021 (starting on pages 134 and 143, respectively), incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Jérôme Contamine and Mrs. Lise Croteau are the Audit Committee financial experts. They are both independent members of the Board of Directors in accordance with the NYSE listing standards applicable to TotalEnergies.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.1    Fees for accountants’ services

The information set forth in point 4.4.5.2 of chapter 4 of the Universal Registration Document 2021 (on page 267) is incorporated herein by reference.

16C.2    Audit Committee pre-approval policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved and that are not prohibited by regulatory or other professional requirements. This policy provides for both pre-approval of certain types of services through the use of an annual budget approved by the Audit Committee for these types of services and special pre-approval of services by the Audit Committee on a case-by-case basis. The Audit Committee reviews on an annual basis the services provided by the statutory auditors. During 2021, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

16C.3    Auditor’s term of office

French law provides that the statutory and alternate auditors are appointed for renewable 6 fiscal-year terms. The terms of office of the current statutory auditors and the alternate auditors will expire at the end of the Annual Shareholders’ Meeting to be held on May 25, 2022 to approve the financial statements for fiscal year 2021. The information set forth in point 4.4.5.1 of chapter 4 of the Universal Registration Document 2021 (on page 266) is incorporated herein by reference.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

TotalEnergies’ Audit Committee consists of five directors, including four directors who meet the independence requirements under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and one who is exempt under such requirements pursuant to the Rule 10A-3(b)(1)(iv)(C) exemption for non-executive officer employees. The Audit Committee member exempt from the independence requirements under this rule is Mr. Romain Garcia-Ivaldi, appointed as the director representing employees pursuant to Article L.225-27-1 of the French Commercial Code (see “Item 6 — Directors, Senior Management and Employees”). TotalEnergies’ reliance on such exemption does not materially adversely affect the ability of the Audit Committee to act independently.

TotalEnergies Form 20-F 2021	28

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of Shares (or	Maximum Number of
			Units) Purchased, as part	Shares (or Units) that may
	Total Number of Shares	Average Price Paid per	of Publicly Announced	yet be purchased under the
Period (in 2021)	(or Units) Purchased	Share (or Units) ($)(i)	Plans or Programs(ii)	Plans or Programs(iii)
January	3,636,351	45.30	3,636,351	240,926,099
February	–	–	–	258,845,716
March	–	–	–	262,809,071
April	–	–	–	262,809,536
May	–	–	–	262,809,536
June	–	–	–	263,868,507
July	–	–	–	263,868,927
August	–	–	–	263,869,267
September	–	–	–	263,869,522
October	–	–	–	263,870,982
November	14,488,000	49.01	14,488,000	249,383,482
December	19,181,654	49.16	19,181,654	230,201,828

(i)   Based on the average European Central Bank exchange rate for the first quarter of 2021 at $1.1248/€ for January 2021 and the daily rates of each transaction for November and December 2021 (average rate of November: 1.1380 and December: 1.1303).

(ii)  The Annual Shareholders’ Meeting held on May 28, 2021 authorized the Board of Directors to trade in TotalEnergies shares on the market for a period of 18 months within the framework of the share buyback program. The maximum number of shares that may be purchased by virtue of this authorization may not exceed 10% of the total shares composing the share capital at the time of each transaction, this amount being periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares held by TotalEnergies SE, directly or indirectly, exceed 10% of the share capital.

(iii)  Based on 10% of TotalEnergies SE’s share capital, and after deducting the treasury shares held by TotalEnergies SE.

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

The AFEP-MEDEF Code includes, among other things, recommendations relating to the role and operation of the board of directors (creation, composition and evaluation of the board of directors and the audit, compensation and nominations committees) and the independence criteria for board members. Articles L. 820 1 et seq. of the French Commercial Code authorizes statutory auditors to provide certain non-audit services if in compliance with provisions of the French Commercial Code, the European legislation and the Code of ethics of the auditors. It also defines certain criteria for the independence of statutory auditors. In France, the independence of statutory auditors is also monitored by an independent body, the High Council for statutory auditors (Haut Conseil du Commissariat aux Comptes).

For an overview of certain of our corporate governance policies, refer to points 4.1 and 4.2 of chapter 4 of the Universal Registration Document 2021 (starting on page 178), incorporated herein by reference.

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

Form 20-F 2021 TotalEnergies	29

French law does not contain any independence requirement for the members of the board of directors of a French company, except for the audit committee, as described below. The AFEP-MEDEF Code recommends, however, that (i) the independent directors should account for half of the members of the board of directors of widely-held corporations without controlling shareholders, and (ii) independent directors should account for at least one-third of board members in controlled companies. Members of the board representing employees and employee shareholders are not taken into account in calculating these percentages. The AFEP-MEDEF Code states that a director is independent when “he or she has no relationship of any kind whatsoever with the corporation, its group or the management that may interfere with his or her freedom of judgment. Accordingly, an independent director is understood to be any non-executive director of the corporation or the group who has no particular bonds of interest (significant shareholder, employee, other) with them”. The AFEP-MEDEF Code also enumerates specific criteria for determining independence, which are on the whole consistent with the goals of the NYSE listing standards, although the specific tests under the two standards may vary on some points.

As noted in the AFEP-MEDEF Code, “qualification as an independent director should be discussed by the appointments committee […] and decided on by the board on the occasion of the appointment of a director, and annually for all directors”.

For an overview of TotalEnergies SE’s Board of Directors’ assessment of the independence of its members, including a description of the Board of Directors’ independence criteria, refer to point 4.1.1.4 of chapter 4 of the Universal Registration Document 2021 (starting on page 197), incorporated herein by reference.

16G.3    Representation of women on corporate boards

The French Commercial Code provides for legally binding quotas to balance gender representation on boards of directors of French listed companies, requiring that each gender represents at least 40%. Directors representing the employees and directors representing the employee shareholders are not taken into account in calculating this percentage. When the board of directors consists of a maximum of eight members, the difference between the number of directors of each gender should not be higher than two. Any appointment of a director made in violation of these rules will be declared null and void and payment of the directors’ compensation will be suspended until the board composition is compliant with the required quota (the suspension of the directors’ compensation will also be disclosed in the management report). However, if a director whose appointment is null and void takes part in decisions of the board of directors, such decisions are not declared automatically null and void by virtue thereof. As of March 16, 2022, TotalEnergies SE’s Board of Directors consisted of eight male members and six female members. Excluding the directors representing employees and the director representing employee shareholders in accordance with French law, the proportion of women on the Board of Directors was 45.5%.

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

The AFEP-MEDEF Code recommends, however, that the board of directors sets up, in addition to the audit committee required by French law, a nominations committee and a compensation committee. The AFEP-MEDEF Code also recommends that at least two-thirds of the audit committee members and a majority of the members of each of the compensation committee and the nominations committee be independent directors. It is recommended that the chairman of the compensation committee be independent and that one of its members be an employee director. None of those three committees should include any Executive Officer1.

TotalEnergies SE has established an Audit Committee, a Governance and Ethics Committee, a Compensation Committee and a Strategy & CSR Committee. As of March 16, 2022, the composition of these Committees was as follows:

-

the Audit Committee had five members, 75% of whom have been deemed independent by the Board of Directors (according to point 9.3 of the AFEP-MEDEF Code, directors representing employees are not taken into account when determining the independence rate);

-	the Governance and Ethics Committee had four members, 75% of whom have been deemed independent by the Board of Directors;
-

the Compensation Committee had three members, 100% of whom have been deemed independent by the Board of Directors (according to point 9.3 of the AFEP-MEDEF Code, directors representing the employee shareholders and directors representing employees are not taken into account when determining the independence rate); and

-

the Strategy & CSR Committee had six members, 60% of the members of this Committee have been deemed independent by the Board of Directors (according to point 9.3 of the AFEP-MEDEF Code, directors representing the employee shareholders and directors representing employees are not taken into account when determining the independence rate).

For a description of the independence assessment of each member of the Board of Directors, see point 4.1.1.4 of chapter 4 of the Universal Registration Document 2021 (starting on page 197), incorporated herein by reference. For a description of the scope of each Committee’s activity, see point 4.1.2.3 of chapter 4 of the Universal Registration Document 2021 (starting on page 212), incorporated herein by reference.

1   As defined by the AFEP-MEDEF Code, Executive Officers “include the Chairman and Chief Executive Officer, the Deputy chief executive officer(s) of public limited companies with a Board of Directors, the Chairman and members of the Management Board in public limited companies having a Management Board and Supervisory Board and the statutory managers of partnerships limited by shares”.

TotalEnergies Form 20-F 2021	30

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

16G.4.2   Audit Committee

The NYSE listing standards contain detailed requirements for the audit committees of U.S.-listed companies. Some, but not all, of these requirements also apply to non U.S.-listed companies, such as TotalEnergies SE. French law and the AFEP-MEDEF Code share the NYSE listing standards’ goal of establishing a system for overseeing the company’s accounting process that is independent from management and that ensures auditor independence. As a result, they address similar topics, with some overlap.

Article L. 823 19 of the French Commercial Code requires the board of directors of companies listed in France to establish an audit committee, at least one member of which must be an independent director and must be competent in finance, accounting or statutory audit procedures. The AFEP-MEDEF Code provides that at least two-thirds of the directors on the audit committee be independent and that the audit committee should not include any Executive Officer. Under NYSE rules, in the absence of an applicable exemption, audit committees are required to satisfy the independence requirements under Rule 10A 3 of the Exchange Act. TotalEnergies SE’s Audit Committee consists of five directors, four of whom meet independence requirements under Rule 10A 3 and one (a director representing employees) who is relying on Rule 10A-3(b)(1)(iv)(C) exemption for non-executive officer employees (see “Item 6 – Directors, Senior Management and Employees”).

The duties of TotalEnergies SE’s Audit Committee, in line with French law and the AFEP-MEDEF Code, are described in point 4.1.2.3 of chapter 4 of the Universal Registration Document 2021 (starting on page 212), incorporated herein by reference. The Audit Committee regularly reports to the Board of Directors on the fulfillment of its tasks, the results of the financial statements certification process and the contribution of such process to guaranteeing the financial information’s integrity.

One structural difference between the legal status of the audit committee of a U.S.-listed company and that of a French-listed company concerns the degree of the committee’s involvement in managing the relationship between the company and the auditors. French law requires French companies that publish consolidated financial statements, such as TotalEnergies SE, to have two co-statutory auditors, while the NYSE listing standards require that the audit committee of a U.S.-listed have direct responsibility for the appointment, compensation, retention and oversight of the work of the auditor. French law provides that the election of the co-statutory auditors is the sole responsibility of the shareholders duly convened at a shareholders’ meeting. In making their decision, the shareholders may rely on proposals submitted to them by the board of directors based on recommendations from the audit committee. The shareholders elect the statutory auditors for an audit period of six financial years. The statutory auditors may only be revoked by a court order and only on grounds of professional negligence or incapacity to perform their mission.

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

In December 2021, the Lead Independent Director held a meeting of the independent directors. She subsequently presented a summary of this meeting to the Board of Directors.

Thus, the Board of Directors’ practice is in line with the recommendation made in the AFEP-MEDEF Code.

Form 20-F 2021 TotalEnergies	31

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

-	two ex post votes, the shareholders shall each year approve:
●	the fixed, variable and extraordinary components of the aggregate compensation and benefit of any kinds due or attributable to the chief executive officer and the chairman of the board for the preceding fiscal year. In the event a resolution is rejected by the shareholders, the variable and extraordinary components of the compensation will not be paid to the chief executive officer and the chairman of the board;
●	the total annual compensation of all the above-mentioned directors and officers. In the event a resolution is rejected by the shareholders, such compensation will not be paid to the directors and officers.

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

French law requires neither the adoption of such guidelines nor the provision of such certification. The AFEP-MEDEF Code recommends, however, that the board of directors of a French-listed company review its operation annually and perform a formal evaluation at least once every three years, under the leadership of the appointments or nominations committee or an independent director, assisted by an external consultant. TotalEnergies SE’s Board of Directors’ most recent formal self-evaluation took place in late 2021. The AFEP-MEDEF Code also recommends that shareholders be informed of these evaluations each year in the annual report. In addition, Article L. 225 37 of the French Commercial Code requires the board of directors to present to the shareholders a corporate governance report appended to the management report, notably describing the composition of the board and the balanced representation of men and women on the board, the preparation and organization of the board’s work, the offices and positions of each TotalEnergies SE executive officer and the compensation attributable and received by each such officer as well as the compensation attributable and received by the members of the board of directors. The AFEP-MEDEF Code also includes ethical rules concerning which directors are expected to comply.

16G.8    Code of business conduct and ethics

The NYSE listing standards require each U.S.-listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. Under Article 17 of Law n° 2016/1691 of December 9, 2016, top management (such as the chairman of the board or chief executive officer) of large French companies is required to adopt a code of conduct proscribing the different types of behavior being likely to characterize acts of corruption, bribery or influence peddling. This code must be included in the rules of procedure of the company and be submitted to employee representatives. Under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including TotalEnergies SE, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officers and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For a description of the code of ethics adopted by TotalEnergies, refer to point 3.3.2 of chapter 3 of the Universal Registration Document 2021 (starting on page 134), incorporated herein by reference, and “Item 16B. Code of ethics”.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and Notes thereto are included in pages F-9 et seq. attached hereto.

The reports of the statutory auditors, ERNST & YOUNG Audit and KPMG Audit, a division of KPMG S.A., are included in pages F-1 to F-8 attached hereto.

TotalEnergies Form 20-F 2021	32

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report:

1	Articles of Associations (Statuts) of TotalEnergies SE (as amended through February 9, 2022).

2.1

The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of TotalEnergies SE and its subsidiaries on a consolidated basis. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of TotalEnergies SE or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

2.2	Description of securities registered under section 12 of the Exchange Act.

8	List of Subsidiaries (see Note 18 to the Consolidated Financial Statements, starting on page F-86).

11	Code of Ethics (incorporated by reference to exhibit 11 of TotalEnergies’ annual report on Form 20-F for the year ended December 31, 2016, filed on March 17, 2017).

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15.1	Excerpt of the pages and sections of the Universal Registration Document 2021 incorporated herein by reference.

15.2	Consent of ERNST & YOUNG Audit and of KPMG Audit, a division of KPMG S.A.

15.3	Third party report of DeGolyer and MacNaughton.

15.4	Consent of DeGolyer and MacNaughton.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and included in Exhibit 101).

Form 20-F 2021 TotalEnergies	33

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TotalEnergies SE
By: /s/ PATRICK POUYANNÉ
	Name:	Patrick Pouyanné
	Title:	Chairman and Chief Executive Officer
Date: March 25, 2022

TotalEnergies Form 20-F 2021	34

Form 20-F 2021 TotalEnergies	F-1

KPMG Audit Tour EQHO 2 Avenue Gambetta CS 60055 92066 Paris-La Défense Cedex France	ERNST & YOUNG Audit Tour First 1 Place des Saisons TSA 14444 92037 Paris-La Défense cedex France

TotalEnergies SE

(Formerly TOTAL SE)

Registered office: 2, place Jean Millier - La Défense 6 - 92400 Courbevoie - France

Report of Independent Registered Public Accounting Firms on the Internal Control Over Financial Reporting

To the Shareholders and Board of Directors,

Opinion on Internal Control Over Financial Reporting

We have audited TotalEnergies SE and subsidiaries’ (“the Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021, 2020, and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2021 and the related notes (collectively, “the consolidated financial statements”), and our report dated March 16, 2022 expressed an unqualified opinion on those consolidated financial statements.

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

F-2	TotalEnergies Form 20-F 2021

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

Paris La Défense, March 16, 2022

KPMG Audit, a division of KPMG S.A.		ERNST & YOUNG Audit

/s/ JACQUES-FRANÇOIS GEORGES MARIE LETHU	/s/ ERIC VALERY JEAN-YVES JACQUET	/s/ ERNST & YOUNG Audit
Jacques-François, Georges, Marie Lethu	Eric Valery, Jean-Yves Jacquet
Partner	Partner

Form 20-F 2021 TotalEnergies	F-3

TotalEnergies SE (Formerly TOTAL SE)
Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements
March 16, 2022

TotalEnergies SE

(Formerly Total SE)

Registered office: 2, place Jean Millier - La Défense 6 - 92400 Courbevoie - France

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements

To the Shareholders and Board of Directors,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TotalEnergies SE and subsidiaries (“the Company”) as of December 31, 2021, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s  internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 16, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

F-4	TotalEnergies Form 20-F 2021

TotalEnergies SE (Formerly TOTAL SE)
Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements
March 16, 2022

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

Evaluation of the impairment of non-current assets used in exploration and production activities in the Exploration and Production (E&P) and the Integrated Gas, Renewables and Power (iGRP) segments

Description of the Matter

As stated in Notes 7.1, 7.2, and 3 to the consolidated financial statements as of December 31, 2021, the non-current assets used in exploration and production activities in the E&P and iGRP segments are mainly comprised of proved and unproved properties and work in progress of exploration and production activities (82,042 million US dollars), proved mineral interests (6,872 million US dollars), unproved mineral interests (14,586 million US dollars), and a portion of the 26,838 million US dollars balance of investments and loans in equity affiliates.

Asset impairment of non-current assets in the E&P and in the iGRP segments in respect of 2021 amounts to 698 million US dollars in operating income and 832 million US dollars in net income (Company share).

The Company performs impairment tests on these assets when an indication of impairment is identified. As described in the note “Major judgments and accounting estimates” and in Note 3.D “Asset impairment” to the consolidated financial statements, in line with the publication by the IEA of the “World Energy Outlook 2021” and the publication by the Company of its ambition to achieve carbon neutrality by 2050 together with society and of the principles for capital expenditures allocation, at the General Meeting of Shareholders on May 28, 2021, the Company updated, in 2021, the long-term price scenarios for 2040 to 2050 used for its impairment tests, by making the

Form 20-F 2021 TotalEnergies	F-5

TotalEnergies SE (Formerly TOTAL SE)
Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements
March 16, 2022

hydrocarbon prices converge towards the IEA’s NZE scenario prices in 2050. Indeed, Note 3.D states that the IEA’s NZE is understood as the set of actions to be taken in order to be compatible with a “1.5°C by 2050” scenario and that this normative scenario therefore does not predict oil demand in the short and medium term.

In addition, the Company incorporated a minimum carbon price of 40$/t, and assumed a linear increase to reach 100$/t in 2030. This price is inflated by 2% every year beyond.

The impairment testing method is described in Note 3.D to the consolidated financial statements. The Company determines the recoverable amount of non-current assets used in exploration and production activities in the E&P and iGRP segments based on the cash-generating units (CGUs) that include the hydrocarbon sites and industrial assets involved in the production, processing and extraction of hydrocarbons. The recoverable amount is measured for each CGU, by developing cash flow models which take into account the economic business environment and the Company’s operating plans. The primary assumptions used by the Company to measure the recoverable amount include future hydrocarbon prices, future carbon price, future operating costs, the estimates of hydrocarbon reserves, and the after-tax discount rate.

In addition, in order to evaluate the resilience of the portfolio to various parameters, sensitivities to a change in certain assumptions, including a 10% and 20% reduction in hydrocarbon prices used for the duration of the plan have been calculated by management, as well as sensitivity to a carbon price up to 100$/t as from 2022 untill 2030. Finally, as described in Note 7.2 “Property, plant and equipment” to the consolidated financial statements, exploration costs undergo specific impairment tests to ensure that the exploratory wells have found a sufficient quantity of hydrocarbon reserves and that the Company is making sufficient progress in assessing the reserves and the technical and economic viability of the project as a whole.

We considered the evaluation of the impairment of non-current assets used in exploration and production activities in the E&P and iGRP segments to be a critical audit matter, because evaluating the Company’s assumptions described above involves a high degree of subjective auditor judgment, as they concern projections related to future events.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following. We obtained an understanding, evaluated the design, and tested the operating effectiveness of certain controls set up by the Company to address the risk of material misstatement relating to the evaluation of the impairment of non-current assets used in exploration and production activities in the E&P and iGRP segments. This included testing certain controls concerning the determination of the primary assumptions used by management, underlying the recoverable amount of these assets, such as the estimates of future hydrocarbon prices, future the carbon price, operating costs, oil and gas reserves, and the after-tax discount rate.

We considered whether there was an impairment trigger for these assets, such as a significant decline in production, the enactment of a new tax law, the impact of new assumptions on hydrocarbon prices or the carbon price, including in connection with the Company’s ambition to achieve carbon neutrality by 2050 together with society. We assessed the determination of key assumptions and the relevance of disclosures in the notes to the financial statements, in

F-6	TotalEnergies Form 20-F 2021

TotalEnergies SE (Formerly TOTAL SE)
Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements
March 16, 2022

particular: we analyzed the carbon price assumptions included in the cash flows, notably by comparing them with current market data and publicly available segment information (in particular, IEA and World Bank data); we compared the hydrocarbon price scenarios used by the Company, prepared by the Strategy and Climate Division, with publicly available segment information (from the IEA, brokers and consultants as applicable), in particular the price relating to the SDS and NZE scenarios, considered by the IEA to be compatible with the Paris Agreement. We assessed the consistency of the dates used for the end of production in the cash flow projections used for impairment testing with those provided for in the contracts concerning license expiration.

We compared the primary assumptions to those included in the analyses to budgets and forecasts approved by the Executive Committee and the Board of Directors. We analyzed the assumptions on future operating costs by calculating cost-to-production ratios and comparing them over time or to those of other similar assets. We compared oil production profiles to the proved and probable hydrocarbon reserves prepared as part of the Company’s internal procedures. We performed a re-calculation, with the assistance of our valuation specialists, of the after-tax discount rate used by management, which we compared to the rates calculated by market analysts. We assessed the consistency of the tax rates used by Management with the applicable tax schemes and the oil agreements in force. We inspected the documentation, for exploration expenditure, supporting a sufficient quantity of hydrocarbon reserves (as further described in our critical audit matter below) or progress in assessing the reserves and the technical and economic viability of the project.

We assessed the information disclosed in Note 3.D “Asset impairment” to the consolidated financial statements, including that relating to the sensitivities of operating income and net income to the scenarios for hydrocarbon pricing and the carbon price.

Effect of estimated proved and proved developed hydrocarbon reserves on the depreciation of the oil and gas assets used in production activities in the Exploration & Production (E&P) and integrated Gas Renewables Power (iGRP) segments

Description of the Matter

As discussed in paragraph “Estimation of hydrocarbon reserves” of the note “Major judgments and accounting estimates” to the consolidated financial statements, the estimation of proved and proved developed hydrocarbon reserves is used by the Company in the “Successful Efforts” method to account for its oil activities. Notes 7.1 and 7.2 to the consolidated financial statements outline that under this method, oil and gas assets are depreciated using the unit-of-production method based on either proved hydrocarbon reserves or proved developed hydrocarbon reserves. Those reserves are estimated by the Company’s petroleum engineers in accordance with industry practice and Securities and Exchange Commission (SEC) regulations.

The primary assumptions used by the Company to estimate the proved and proved developed hydrocarbon reserves in order to calculate the depreciation of the oil and gas assets used in production activities in the E&P and iGRP segments for the year ended December 31, 2021 include the following: geoscience and engineering data used to determine deposit quantities, the contractual arrangements that determine the Company’s share of the reserves, and hydrocarbons prices.

Form 20-F 2021 TotalEnergies	F-7

TotalEnergies SE (Formerly TOTAL SE)
Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements
March 16, 2022

We considered the effect of estimated proved and proved developed hydrocarbon reserves on the depreciation of oil and gas assets used in production activities in the E&P and iGRP segments to be a critical audit matter because evaluating the Company’s assumptions involves a high degree of complex auditor judgment due to the uncertain nature of such assumptions.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following. We obtained an understanding, evaluated the design and tested the operating effectiveness of certain controls to address the risk of material misstatement relating to the depreciation of oil and gas assets used in production activities in the E&P and iGRP segments, depending on proved and proved developed hydrocarbon reserves. This included testing certain controls on the determination and evaluation of deposit quantities and the modeling of the contractual arrangements that determine the Company’s share of proved and proved developed hydrocarbon reserves.

We assessed the qualifications and experience of the Company’s petroleum engineers responsible for estimating reserves and we analyzed the main changes in proved and proved developed hydrocarbon reserves compared to the previous fiscal year. We compared previously forecasted production to actual production for 2021. We inspected evidence from contractual arrangements that determine the Company’s share of proved and proved developed hydrocarbon reserves until expiration of the contracts. We evaluated, where appropriate, the reasons leading the Company to believe that the renewal of the contractual arrangements is reasonably certain. We assessed the consistency of the economic cut-off dates used to calculate depreciation with those provided for in the contracts concerning license expiration and in the cash flow forecasts used for impairment tests. We assessed the methodology used by the Company to estimate these proved and proved developed hydrocarbon reserves, considering SEC regulations and the 12-month average price for 2021.

Paris La Défense, March 16, 2022

KPMG Audit, a division of KPMG S.A.		ERNST & YOUNG Audit

/s/ JACQUES-FRANÇOIS GEORGES MARIE LETHU	/s/ ERIC VALERY JEAN-YVES JACQUET	/s/ ERNST & YOUNG Audit
Jacques-François, Georges, Marie Lethu Partner	Eric, Valery, Jean-Yves Jacquet Partner
We or our predecessor firms have served as the Company’s auditor since 1996.		We have served as the Company’s auditor since 2004.

F-8	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Consolidated statement of income

Consolidated statement of income

TotalEnergies

For the year ended December 31, (M$)(a)		2021	2020	2019
Sales	(Notes 3, 4, 5)	205,863	140,685	200,316
Excise taxes	(Notes 3 & 5)	(21,229)	(20,981)	(24,067)
Revenues from sales	(Notes 3 & 5)	184,634	119,704	176,249
Purchases, net of inventory variation	(Note 5)	(118,622)	(77,486)	(116,221)
Other operating expenses	(Note 5)	(26,894)	(25,538)	(27,255)
Exploration costs	(Note 5)	(740)	(731)	(785)
Depreciation, depletion and impairment of tangible assets and mineral interests	(Note 5)	(13,556)	(22,264)	(15,731)
Other income	(Note 6)	1,312	2,237	1,163
Other expense	(Note 6)	(2,317)	(1,506)	(1,192)
Financial interest on debt		(1,904)	(2,147)	(2,333)
Financial income and expense from cash & cash equivalents		379	37	(19)
Cost of net debt	(Note 15)	(1,525)	(2,110)	(2,352)
Other financial income	(Note 6)	762	914	792
Other financial expense	(Note 6)	(539)	(690)	(764)
Net income (loss) from equity affiliates	(Note 8)	3,438	452	3,406
Income taxes	(Note 11)	(9,587)	(318)	(5,872)
CONSOLIDATED NET INCOME		16,366	(7,336)	11,438
TotalEnergies share		16,032	(7,242)	11,267
Non-controlling interests		334	(94)	171
Earnings per share ($)		5.95	(2.90)	4.20
Fully-diluted earnings per share ($)		5.92	(2.90)	4.17
(a)	Except for per share amounts.

Form 20-F 2021 TotalEnergies	F-9

Consolidated Financial Statements
Consolidated statement of comprehensive income

Consolidated statement of comprehensive income

TotalEnergies

For the year ended December 31, (M$)		2021	2020	2019
Consolidated net income		16,366	(7,336)	11,438
Other comprehensive income
Actuarial gains and losses	(Note 10)	1,035	(212)	(192)
Change in fair value of investments in equity instruments	(Note 8)	66	533	142
Tax effect		(411)	65	53
Currency translation adjustment generated by the parent company	(Note 9)	(7,202)	7,541	(1,533)
Items not potentially reclassifiable to profit and loss		(6,512)	7,927	(1,530)
Currency translation adjustment	(Note 9)	4,216	(4,645)	740
Cash flow hedge	(Notes 15 & 16)	278	(313)	(599)
Variation of foreign currency basis spread	(Note 15)	2	28	1
Share of other comprehensive income of equity affiliates, net amount	(Note 8)	706	(1,831)	408
Other		(1)	(8)	(3)
Tax effect		(135)	72	202
Items potentially reclassifiable to profit and loss		5,066	(6,697)	749
Total other comprehensive income (net amount)		(1,446)	1,230	(781)
COMPREHENSIVE INCOME		14,920	(6,106)	10,657
- TotalEnergies share		14,616	(6,312)	10,418
- Non-controlling interests	(Note 9)	304	206	239

F-10	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Consolidated balance sheet

Consolidated balance sheet

TotalEnergies

As of December 31, (M$)		2021	2020	2019
ASSETS
Non-current assets
Intangible assets, net	(Notes 4 & 7)	32,484	33,528	33,178
Property, plant and equipment, net	(Notes 4 & 7)	106,559	108,335	116,408
Equity affiliates: investments and loans	(Note 8)	31,053	27,976	27,122
Other investments	(Note 8)	1,625	2,007	1,778
Non-current financial assets	(Note 15)	2,404	4,781	912
Deferred income taxes	(Note 11)	5,400	7,016	6,216
Other non-current assets	(Note 6)	2,797	2,810	2,415
Total non-current assets		182,322	186,453	188,029
Current assets
Inventories, net	(Note 5)	19,952	14,730	17,132
Accounts receivable, net	(Note 5)	21,983	14,068	18,488
Other current assets	(Note 5)	35,144	13,428	17,013
Current financial assets	(Note 15)	12,315	4,630	3,992
Cash and cash equivalents	(Note 15)	21,342	31,268	27,352
Assets classified as held for sale	(Note 2)	400	1,555	1,288
Total current assets		111,136	79,679	85,265
TOTAL ASSETS		293,458	266,132	273,294

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		8,224	8,267	8,123
Paid-in surplus and retained earnings		117,849	107,078	121,170
Currency translation adjustment		(12,671)	(10,256)	(11,503)
Treasury shares		(1,666)	(1,387)	(1,012)
Total shareholders' equity - TotalEnergies share	(Note 9)	111,736	103,702	116,778
Non-controlling interests		3,263	2,383	2,527
Total shareholders' equity		114,999	106,085	119,305
Non-current liabilities
Deferred income taxes	(Note 11)	10,904	10,326	11,858
Employee benefits	(Note 10)	2,672	3,917	3,501
Provisions and other non-current liabilities	(Note 12)	20,269	20,925	20,613
Non-current financial debt	(Note 15)	49,512	60,203	47,773
Total non-current liabilities		83,357	95,371	83,745
Current liabilities
Accounts payable		36,837	23,574	28,394
Other creditors and accrued liabilities	(Note 5)	42,800	22,465	25,749
Current borrowings	(Note 15)	15,035	17,099	14,819
Other current financial liabilities	(Note 15)	372	203	487
Liabilities directly associated with the assets classified as held for sale	(Note 2)	58	1,335	795
Total current liabilities		95,102	64,676	70,244
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		293,458	266,132	273,294

Form 20-F 2021 TotalEnergies	F-11

Consolidated Financial Statements
Consolidated statement of cash flow

Consolidated statement of cash flow

TotalEnergies

For the year ended December 31, (M$)		2021	2020	2019
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income		16,366	(7,336)	11,438
Depreciation, depletion, amortization and impairment	(Note 5.3)	14,343	22,861	16,401
Non-current liabilities, valuation allowances, and deferred taxes	(Note 5.5)	962	(1,782)	(58)
(Gains) losses on disposals of assets		(454)	(909)	(614)
Undistributed affiliates’ equity earnings		(667)	948	(1,083)
(Increase) decrease in working capital	(Note 5.5)	(616)	1,869	(1,718)
Other changes, net		476	(848)	319
Cash flow from operating activities		30,410	14,803	24,685
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(Note 7)	(12,343)	(10,764)	(11,810)
Acquisitions of subsidiaries, net of cash acquired		(321)	(966)	(4,748)
Investments in equity affiliates and other securities		(2,678)	(2,120)	(1,618)
Increase in non-current loans		(1,247)	(1,684)	(1,061)
Total expenditures		(16,589)	(15,534)	(19,237)
Proceeds from disposals of intangible assets and property, plant and equipment		770	740	527
Proceeds from disposals of subsidiaries, net of cash sold		269	282	158
Proceeds from disposals of non-current investments		722	578	349
Repayment of non-current loans		1,172	855	1,026
Total divestments		2,933	2,455	2,060
Cash flow used in investing activities		(13,656)	(13,079)	(17,177)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of shares:
– Parent company shareholders		381	374	452
– Treasury shares		(1,823)	(611)	(2,810)
Dividends paid:
– Parent company shareholders		(8,228)	(6,688)	(6,641)
– Non-controlling interests		(124)	(184)	(115)
Net issuance of perpetual subordinated notes	(Note 9)	3,248	331	–
Payments on perpetual subordinated notes	(Note 9)	(313)	(315)	(371)
Other transactions with non-controlling interests		652	(204)	10
Net issuance (repayment) of non-current debt	(Note 15)	(359)	15,800	8,131
Increase (decrease) in current borrowings		(10,856)	(6,501)	(5,829)
Increase (decrease) in current financial assets and liabilities	(Note 15)	(8,075)	(604)	(536)
Cash flow from / (used in) financing activities		(25,497)	1,398	(7,709)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(8,743)	3,122	(201)
Effect of exchange rates		(1,183)	794	(354)
Cash and cash equivalents at the beginning of the periodg		31,268	27,352	27,907
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(Note 15)	21,342	31,268	27,352

F-12	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Consolidated statement of changes in shareholder’s equity

Consolidated statement of changes in shareholders’ equity

TotalEnergies

			Paid-in				Shareholders’
			surplus and	Currency			equity -	Non-	Total
	Common shares issued		retained	translation	Treasury shares		TotalEnergies	controlling	shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	share	interests	equity
As of January 1, 2019	2,640,602,007	8,227	120,569	(11,313)	(32,473,281)	(1,843)	115,640	2,474	118,114
Net income 2019	–	–	11,267	–	–	–	11,267	171	11,438
Other comprehensive income.	–	–	(659)	(190)	–	–	(849)	68	(781)
Comprehensive income	–	–	10,608	(190)	–	–	10,418	239	10,657
Dividend	–	–	(7,730)	–	–	–	(7,730)	(115)	(7,845)
Issuance of common shares.	26,388,503	74	1,265	–	–	–	1,339	–	1,339
Purchase of treasury shares	–	–	–	–	(52,389,336)	(2,810)	(2,810)	–	(2,810)
Sale of treasury shares(a)	–	–	(219)	–	4,278,948	219	–	–	–
Share-based payments.	–	–	207	–	–	–	207	–	207
Share cancellation.	(65,109,435)	(178)	(3,244)	–	65,109,435	3,422	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	(4)	–	–	–	(4)	–	(4)
Payments on perpetual subordinated notes	–	–	(353)	–	–	–	(353)	–	(353)
Other operations with non-controlling interests	–	–	55	–	–	–	55	(42)	13
Other items	–	-	16	–	–	–	16	(29)	(13)
As of December 31, 2019	2,601,881,075	8,123	121,170	(11,503)	(15,474,234)	(1,012)	116,778	2,527	119,305
Net income 2020	–	–	(7,242)	–	–	–	(7,242)	(94)	(7,336)
Other comprehensive income.	–	–	(321)	1,251	–	–	930	300	1,230
Comprehensive income	–	–	(7,563)	1,251	–	–	(6,312)	206	(6,106)
Dividend	–	–	(7,899)	–	–	–	(7,899)	(234)	(8,133)
Issuance of common shares.	51,242,950	144	1,470	–	–	–	1,614	–	1,614
Purchase of treasury shares	–	–	-	–	(13,236,044)	(611)	(611)	–	(611)
Sale of treasury shares(a)	–	–	(236)	–	4,317,575	236	–	–	–
Share-based payments.	–	–	188	–	–	–	188	–	188
Share cancellation.	–	–	-	–	–	–	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	331	–	–	–	331	–	331
Payments on perpetual subordinated notes	–	–	(308)	–	–	–	(308)	–	(308)
Other operations with non-controlling interests	–	–	(61)	(4)	–	–	(65)	(117)	(182)
Other items	–	–	(14)	–	–	–	(14)	1	(13)
As of December 31, 2020	2,653,124,025	8,267	107,078	(10,256)	(24,392,703)	(1,387)	103,702	2,383	106,085
Net income 2021	–	–	16,032	–	–	–	16,032	334	16,366
Other comprehensive income.	–	–	991	(2,407)	–	–	(1,416)	(30)	(1,446)
Comprehensive income	–	–	17,023	(2,407)	–	–	14,616	304	14,920
Dividend	–	–	(8,200)	–	–	–	(8,200)	(124)	(8,324)
Issuance of common shares.	10,589,713	31	350	–	–	–	381	–	381
Purchase of treasury shares	–	–	–	–	(37,306,005)	(1,823)	(1,823)	–	(1,823)
Sale of treasury shares(a)	–	–	(216)	–	4,573,195	216	–	–	–
Share-based payments.	–	–	143	–	–	–	143	–	143
Share cancellation.	(23,284,409)	(74)	(1,254)	–	23,284,409	1,328	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	3,254	–	–	–	3,254	–	3,254
Payments on perpetual subordinated notes	–	–	(368)	–	–	–	(368)	–	(368)
Other operations with non-controlling interests	–	–	30	(6)	–	–	24	689	713
Other items	–	–	9	(2)	–	–	7	11	18
AS OF DECEMBER 31, 2021	2,640,429,329	8,224	117,849	(12,671)	(33,841,104)	(1,666)	111,736	3,263	114,999
(a)	Treasury shares related to the performance share grants.

Changes in equity are detailed in Note 9.

Form 20-F 2021 TotalEnergies	F-13

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

TotalEnergies

Notes to the Consolidated Financial Statements

F-14	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

On March 16, 2022, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TotalEnergies SE for the year ended December 31, 2021, which will be submitted for approval to the Shareholders’ Meeting to be held on May 25, 2022.

Basis of preparation of the consolidated financial statements

The Consolidated Financial Statements of TotalEnergies SE and its subsidiaries (the Company) are presented in U.S. dollars and have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2021.

The accounting principles applied for the consolidated financial statements at December 31, 2021, were the same as those that were used for the financial statements at December 31, 2020, with the exception of new IFRS standards listed below which had not been early adopted by TotalEnergies.

As of January 1, 2020, TotalEnergies early adopted the amendments to IFRS 7 and IFRS 9 relating to the interest rate benchmark reform phase II. In particular, these amendments allow to maintain the hedge accounting qualification of interest rate derivatives. As part of this transition, TotalEnergies set up a working group in order to cover all aspects relating to the IBOR reform and is currently assessing the future impacts of these index changes.

As of December 31, 2021, except for the index change on the remuneration of cash collateral with clearing houses, and the transition from the EONIA rate to the ESTR rate, whose impacts are not material, no other modification of the IBOR indices was applied on financial instruments used by TotalEnergies. The bonds and associated derivative instruments impacted by the reform are presented in Note 15.1 “Financial debt and derivative financial instruments”.

Major judgments and accounting estimates

The preparation of financial statements in accordance with IFRS for the closing as of December 31, 2021 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

The following summary provides further information about the key estimates, assumptions and judgments that are involved in preparing the Consolidated Financial Statements and the Notes thereto. It should be read in conjunction with the sections of the Notes mentioned in the summary.

Estimation of hydrocarbon reserves

The estimation of oil and gas reserves is a key factor in the Successful Efforts method used by TotalEnergies to account for its oil and gas activities.

TotalEnergies’ oil and gas reserves are estimated by TotalEnergies’ petroleum engineers in accordance with industry standards and SEC (U.S. Securities and Exchange Commission) regulations.

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

Proved oil and gas reserves are calculated using a 12-month average price determined as the unweighted arithmetic average of the first-day-of-the-month price for each month of the relevant year unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. TotalEnergies reassesses its oil and gas reserves at least once a year on all its properties.

The Successful Efforts method and the mineral interests and property, plant and equipment of exploration and production are presented in Note 7 “Intangible and tangible assets”.

Impairment of property, plant and equipment, intangible assets and goodwill

As part of the determination of the recoverable value of assets for impairment (IAS 36), the estimates, assumptions and judgments mainly concern hydrocarbon prices scenarios, operating costs, production volumes and oil and gas proved and probable reserves, refining margins and product marketing conditions (mainly petroleum, petrochemical and chemical products as well as renewable industry products). The estimates and assumptions used by the executive management are determined in specialized internal departments in light of economic conditions and external expert analysis. The discount rate is reviewed annually.

In 2020, in line with its new Climate Ambition announced on May 5, 2020, which aims at carbon neutrality, TotalEnergies had reviewed its oil assets that could be qualified as “stranded”, and therefore had decided to impair its oil sands assets in Canada.

Impairment of assets and the method applied are described in Note 3 "Business segment information".

Form 20-F 2021 TotalEnergies	F-15

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

Climate change and energy transition

TotalEnergies supports the goals of the 2015 Paris Agreement, which calls for reducing greenhouse gas emissions in the context of sustainable development and the fight against poverty, and which aims to keep the increase in average global temperatures well below 2°C compared to pre-industrial levels.

TotalEnergies wants to rise to the dual challenge of meeting the energy needs of a growing world population while reducing global warming, and play an active role in the transformation that is underway in the energy industry, by transforming itself and becoming a broad energy company, capable of producing and selling the low-carbon molecules and electrons that the energy transition needs.

TotalEnergies has embedded the changing energy markets into its strategy by investing in renewables and electricity, developing the production of biofuels, biogas and low-carbon hydrogen, favoring the use of natural gas, the transition fuel whose flexibility offers a lower carbon alternative to coal for electricity production and helps to mitigate the intermittency of solar and wind energies, targeting its investments in low-cost and low-emission oil, and developing nature-based carbon storage solutions as well as CO2 capture and sequestration.

TotalEnergies is committed to reducing its carbon footprint caused by the production, processing and supply of energy to its customers. Although the pace of the transition will depend on public policy, consumption patterns and resulting demand, TotalEnergies has set itself the mission to offer its customers energy products that are affordable and generate less CO2 and to support its partners and suppliers in their own low-carbon strategies.

TotalEnergies’ ambition is to get to Net Zero by 2050, across its production and energy products used by its customers (Scope 1+2+3), together with society.

A resolution presenting this ambition to get to Net Zero and its 2030 targets was approved by the Combined Shareholders’ Meeting of May 28, 2021. It also states TotalEnergies’ principles for capital expenditure allocation:

-

TotalEnergies evaluates the solidity of its portfolio, including new material capital expenditure investments, on the basis of relevant scenarios. Each material capex investment, including in the exploration, acquisition or development of oil and gas resources, as well as in other energies and technologies, is subject to an evaluation that takes into consideration the objectives of the Paris Agreement.

-

In order to evaluate the resilience of its portfolio, TotalEnergies works on the basis of a long-term oil and gas price scenario compatible with the objectives of the Paris Agreement. As described in note 3.D “Asset impairment”, the price trajectory retained for oil by the Company for the computation of its impairments converges in 2040 towards the $502022/b price retained by the IEA's SDS scenario. From 2040, the price trajectory converges towards the price retained in 2050 by the IEA's NZE scenario, i.e. $252022/b; the prices retained for gas stabilize by 2025, stay until 2040 at lower levels than current prices, and converge towards the IEA's NZE scenario prices in 2050.

For investments in new upstream oil projects, TotalEnergies puts the priority on developing low-cost projects (typically less than $20/b for operating costs plus investment costs) and low-breakeven projects (typically $30/b, taxes included).

Although CO2 pricing does not currently apply in all countries where it operates, TotalEnergies takes into account a minimum price for CO2 of $40/t (or the applicable price in a given country, if it is higher) in all its investment decisions and assumes a linear increase of this price to reach $100/t in 2030 and beyond.

The strategy is implemented in the long-term plan of the Company, which is forecasted for a 5-year period, updated every year, and approved by the Board of Directors.

It reflects the economic environment, the ambition of the Company on carbon neutrality (Net Zero emissions) together with society, the related targets by 2030 and the current dynamics of energy transition, knowing that there is still significant uncertainty on the path to energy transition that the various countries will take.

The financial statements of TotalEnergies are prepared in coherence with the main technical and economic assumptions of the long-term plan and the objectives stated above.

They are also sensitive to various environmental considerations, including oil & gas prices and refining margins, as well as technical parameters, such as the estimation of hydrocarbons reserves. In particular, the selected assumptions and estimates have an impact on hydrocarbons reserves, the useful life of assets, the impairment of assets and provisions, and are described in the following notes to the consolidated financial statements: 3.D “Asset impairment”, 7 “Intangible and tangible assets”, 12 “Provisions and other non-current liabilities”.

Employee benefits

The benefit obligations and plan assets can be subject to significant volatility due in part to changes in market values and actuarial assumptions. These assumptions vary between different pension plans and thus take into account local conditions. They are determined following a formal process involving expertise and TotalEnergies internal judgments, in financial and actuarial terms, and also in consultation with actuaries and independent experts.

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

F-16	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

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

In addition, these tax positions may depend on interpretations of tax laws and regulations in the countries where TotalEnergies operates. These interpretations may have uncertain nature. Depending on the circumstances, they are final only after negotiations or resolution of disputes with authorities that can last several years.

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

Form 20-F 2021 TotalEnergies	F-17

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 1

Note 1 General accounting principles

1.1 Accounting principles

A)  Principles of consolidation

Entities that are directly controlled by the parent company or indirectly controlled by other consolidated entities are fully consolidated.

Investments in joint ventures are consolidated under the equity method. TotalEnergies accounts for joint operations by recognizing its share of assets, liabilities, income and expenses.

Investments in associates, in which TotalEnergies has significant influence, are accounted for by the equity method. Significant influence is presumed when TotalEnergies holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting rights. Companies in which ownership interest is less than 20%, but over which TotalEnergies is deemed to exercise significant influence, are also accounted for by the equity method.

All internal balances, transactions and income are eliminated.

B)  Business combinations

Business combinations are accounted for using the acquisition method. This method requires the recognition of the acquired identifiable assets and assumed liabilities of the companies acquired by TotalEnergies at their fair value.

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

C)  Foreign currency translation

The presentation currency of TotalEnergies’ Consolidated Financial Statements is the US dollar. However, the functional currency of the parent company is the euro. The resulting currency translation adjustments are presented on the line "currency translation adjustment generated by the parent company" of the consolidated statement of comprehensive income, within "items not potentially reclassifiable to profit and loss". In the balance sheet, they are recorded in "currency translation adjustment".

The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.

Since July 1, 2018, Argentina is considered to be hyperinflationary. IAS 29 "Financial Reporting in Hyperinflationary Economies" is applicable to entities whose functional currency is the Argentine peso. The functional currency of the Argentine Exploration & Production subsidiary is the US dollar, therefore IAS 29 has no incidence on TotalEnergies accounts. Net asset of the other business segments is not significant.

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

(ii)   Translation of financial statements

Assets and liabilities of entities denominated in currencies other than dollar are translated into dollar on the basis of the exchange rates at the end of the period. The income and cash flow statements are translated using the average exchange rates for the period. Foreign exchange differences resulting from such translations are either recorded in shareholders’ equity under “Currency translation adjustments” (for TotalEnergies share) or under “Non-controlling interests” (for the share of non-controlling interests) as deemed appropriate.

1.2 Significant accounting principles applicable in the future

The expected impact of the standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards Interpretations Committee (IFRS IC) which were not yet in effect at December 31, 2021, is not material.

F-18	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

Note 2 Changes in TotalEnergies’ perimeter

2.1 MAIN ACQUISITIONS AND DIVESTMENTS

In 2021, the main changes in TotalEnergies perimeter were as follows:

Integrated Gas, Renewables & Power

-

In January 2021, TotalEnergies finalized the acquisition of a 20% minority interest in Adani Green Energy Limited (AGEL) from Adani Group. Adani Green Energy Limited (AGEL) is an affiliate of the Indian Group Adani, which is the first solar project developer of the world.

-

In July 2021, TotalEnergies completed a transaction with GIP in relation to the downstream facilities of the Gladstone LNG Project owned by its subsidiary TotalEnergies GLNG Australia (TGA), for a consideration of more than $750 million (with effective date January 1, 2021). As part of this transaction, GIP will receive a throughput-based tolling fee calculated on TGA’s share of gas processed through the downstream facilities over a period of 15 years. TGA retains full control and ownership of its 27.5% interest in the Gladstone LNG Downstream Joint Venture. This transaction was treated as a sale of a non-controlling interest sale in the financial statements.

Exploration & Production

-

In July 2021, TotalEnergies, through its affiliate Total Venezuela, transferred its stake of 30.32% in Petrocedeño S.A. to Corporation Venezonala de Petróleos (CVP), an affiliate of Petróleos de Venezuela (PDVSA). This transaction carried out for a symbolic amount in exchange of a broad indemnity in relation to the past and future participation of TotalEnergies’ in Petrocedeño, resulted in the recognition of a loss of $1.38 billion in the financial statements of TotalEnergies.

-

In December 2021, Total Gabon, TotalEnergies' 58% owned affiliate, finalized the sale agreement with Perenco of its interests in seven mature non-operated offshore fields, along with its interests and operatorship in the Cap Lopez oil terminal.

Refining-Chemicals

-	In February 2021, TotalEnergies finalized the sale of Lindsey refinery and its associated logistic assets, as well as all the related rights and obligations, to the Prax Group.

2.2 MAJOR BUSINESS COMBINATIONS

Accounting principles

In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalised within 12 months following the acquisition date.

In 2021, no significant business combination was recorded in TotalEnergies' financial statements.

2.3 DIVESTMENT PROJECTS

Accounting principles

Pursuant to IFRS 5 "Non-current assets held for sale and discontinued operations”, assets and liabilities of affiliates that are held for sale are presented separately on the face of the balance sheet. Depreciation of assets ceases from the date of classification in “Non-current assets held for sale”.

As of December 31, 2021, there is no material divestment project recorded in "assets held for sale".

Note 3 Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The profitable growth in the gas and low carbon electricity integrated value chains is one of the key axes of TotalEnergies' strategy. In order to give more visibility to these businesses, a new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2019.

The organization of TotalEnergies’ activities is structured around the four following segments:

-	An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity;
-

An Exploration & Production segment. Starting September 2021, it notably includes the carbon sink activity (carbon storage and nature-based solutions) that was previously reported in the Integrated Gas, Renewables & Power segment. Business segment information relating to fiscal year 2020 has not been restated due to the non-material impact of this change;

Form 20-F 2021 TotalEnergies	F-19

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

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

The only income and expense not included in net operating income but included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt) and non-controlling interests.

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

(iii)  Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for certain transactions differences between the internal measure of performance used by TotalEnergies' Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies' internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

F-20	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

A)  Information by business segment

	Integrated
	Gas,
For the year ended December 31, 2021	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	30,704	7,246	87,600	80,288	25	–	205,863
Intersegment sales	4,260	34,896	27,637	451	254	(67,498)	–
Excise taxes	–	–	(1,108)	(20,121)	–	–	(21,229)
Revenues from sales	34,964	42,142	114,129	60,618	279	(67,498)	184,634
Operating expenses	(29,964)	(16,722)	(108,982)	(57,159)	(927)	67,498	(146,256)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,650)	(9,110)	(1,583)	(1,100)	(113)	–	(13,556)
Operating income	3,350	16,310	3,564	2,359	(761)	–	24,822
Net income (loss) from equity affiliates and other items	2,745	(760)	518	108	45	–	2,656
Tax on net operating income	(602)	(7,506)	(1,068)	(738)	152	–	(9,762)
Net operating income	5,493	8,044	3,014	1,729	(564)	–	17,716
Net cost of net debt							(1,350)
Non-controlling interests							(334)
NET INCOME - TotalEnergies SHARE							16,032

	Integrated
For the year ended December 31, 2021	Gas,
(adjustments)(a)	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	(44)	–	–	–	–	–	(44)
Intersegment sales	–	–	–	–	–	–	–
Excise taxes	–	–	–	–	–	–	–
Revenues from sales	(44)	–	–	–	–	–	(44)
Operating expenses	(271)	(187)	1,470	278	–	–	1,290
Depreciation, depletion and impairment of tangible assets and mineral interests	(342)	(418)	(25)	(36)	–	–	(821)
Operating income(b)	(657)	(605)	1,445	242	–	–	425
Net income (loss) from equity affiliates and other items	(215)	(1,839)	56	(61)	(54)	–	(2,113)
Tax on net operating income	122	49	(396)	(70)	(67)	–	(362)
Net operating income(b)	(750)	(2,395)	1,105	111	(121)	–	(2,050)
Net cost of net debt							25
Non-controlling interests							(3)
NET INCOME - TotalEnergies SHARE							(2,028)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	–	–	1,481	315	–
On net operating income	–	–	1,296	236	–

	Integrated
For the year ended December 31, 2021	Gas,
(adjusted)	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	30,748	7,246	87,600	80,288	25	–	205,907
Intersegment sales	4,260	34,896	27,637	451	254	(67,498)	–
Excise taxes	–	–	(1,108)	(20,121)	–	–	(21,229)
Revenues from sales	35,008	42,142	114,129	60,618	279	(67,498)	184,678
Operating expenses	(29,693)	(16,535)	(110,452)	(57,437)	(927)	67,498	(147,546)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,308)	(8,692)	(1,558)	(1,064)	(113)	–	(12,735)
Adjusted operating income	4,007	16,915	2,119	2,117	(761)	–	24,397
Net income (loss) from equity affiliates and other items	2,960	1,079	462	169	99	–	4,769
Tax on net operating income	(724)	(7,555)	(672)	(668)	219	–	(9,400)
Adjusted net operating income	6,243	10,439	1,909	1,618	(443)	–	19,766
Net cost of net debt							(1,375)
Non-controlling interests							(331)
ADJUSTED NET INCOME - TotalEnergies SHARE							18,060

Form 20-F 2021 TotalEnergies	F-21

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

	Integrated
	Gas,
For the year ended December 31, 2021	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	6,341	7,276	1,638	1,242	92	–	16,589
Total divestments	1,350	894	348	319	22	–	2,933
Cash flow from operating activities	827	22,009	6,473	2,333	(1,232)	–	30,410
Balance sheet as of December 31, 2021
Property, plant and equipment, intangible assets, net	31,525	86,418	11,884	8,578	638	–	139,043
Investments & loans in equity affiliates	20,501	6,337	3,729	486	–	–	31,053
Other non-current assets	3,359	4,441	608	1,105	309	–	9,822
Working capital	5,058	(1,216)	(2,558)	378	(4,220)	–	(2,558)
Provisions and other non-current liabilities	(4,495)	(24,613)	(3,840)	(1,478)	581	–	(33,845)
Assets and liabilities classified as held for sale	30	308	–	–	–	–	338
Capital Employed (Balance sheet)	55,978	71,675	9,823	9,069	(2,692)	–	143,853
Less inventory valuation effect	–	–	(1,754)	(286)	–	–	(2,040)
CAPITAL EMPLOYED (BUSINESS SEGMENT INFORMATION)	55,978	71,675	8,069	8,783	(2,692)	–	141,813
ROACE as a percentage	12%	14%	20%	18%			14%

	Integrated
	Gas,
For the year ended December 31, 2020	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	15,629	4,973	56,615	63,451	17	–	140,685
Intersegment sales	2,003	18,483	17,378	357	223	(38,444)	–
Excise taxes	–	–	(2,405)	(18,576)	–	–	(20,981)
Revenues from sales	17,632	23,456	71,588	45,232	240	(38,444)	119,704
Operating expenses	(15,847)	(11,972)	(70,524)	(42,807)	(1,049)	38,444	(103,755)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,312)	(16,998)	(1,878)	(984)	(92)	–	(22,264)
Operating income	(527)	(5,514)	(814)	1,441	(901)	–	(6,315)
Net income (loss) from equity affiliates and other items	794	697	(393)	37	272	–	1,407
Tax on net operating income	71	(208)	59	(515)	(67)	–	(660)
Net operating income	338	(5,025)	(1,148)	963	(696)	–	(5,568)
Net cost of net debt							(1,768)
Non-controlling interests							94
NET INCOME - TotalEnergies SHARE							(7,242)

	Integrated
For the year ended December 31, 2020	Gas,
(adjustments)(a)	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	20	–	–	–	–	–	20
Intersegment sales	–	–	–	–	–	–	–
Excise taxes	–	–	–	–	–	–	–
Revenues from sales	20	–	–	–	–	–	20
Operating expenses	(423)	(137)	(1,552)	(330)	(60)	–	(2,502)
Depreciation, depletion and impairment of tangible assets and mineral interests	(953)	(7,693)	(306)	–	–	–	(8,952)
Operating income(b)	(1,356)	(7,830)	(1,858)	(330)	(60)	–	(11,434)
Net income (loss) from equity affiliates and other items	(382)	54	(677)	(24)	107	–	(922)
Tax on net operating income	298	388	348	93	(145)	–	982
Net operating income(b)	(1,440)	(7,388)	(2,187)	(261)	(98)	–	(11,374)
Net cost of net debt							(29)
Non-controlling interests							102
NET INCOME - TotalEnergies SHARE							(11,301)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	–	–	(1,244)	(196)	–
On net operating income	–	–	(1,165)	(137)	–

F-22	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

	Integrated
For the year ended December 31, 2020	Gas,
(adjusted)	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	15,609	4,973	56,615	63,451	17	–	140,665
Intersegment sales	2,003	18,483	17,378	357	223	(38,444)	–
Excise taxes	–	–	(2,405)	(18,576)	–	–	(20,981)
Revenues from sales	17,612	23,456	71,588	45,232	240	(38,444)	119,684
Operating expenses	(15,424)	(11,835)	(68,972)	(42,477)	(989)	38,444	(101,253)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,359)	(9,305)	(1,572)	(984)	(92)	–	(13,312)
Adjusted operating income	829	2,316	1,044	1,771	(841)	–	5,119
Net income (loss) from equity affiliates and other items	1,176	643	284	61	165	–	2,329
Tax on net operating income	(227)	(596)	(289)	(608)	78	–	(1,642)
Adjusted net operating income	1,778	2,363	1,039	1,224	(598)	–	5,806
Net cost of net debt							(1,739)
Non-controlling interests							(8)
AJUSTED NET INCOME - TotalEnergies SHARE							4,059

	Integrated
	Gas,
For the year ended December 31, 2020	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	6,230	6,782	1,325	1,052	145	–	15,534
Total divestments	1,152	819	149	158	177	–	2,455
Cash flow from operating activities	2,129	9,922	2,438	2,101	(1,787)	–	14,803
Balance sheet as of December 31, 2020
Property, plant and equipment, intangible assets, net	30,704	89,207	12,486	8,734	732	–	141,863
Investments & loans in equity affiliates	16,455	7,328	3,638	555	–	–	27,976
Other non-current assets	3,647	5,093	791	1,260	1,042	–	11,833
Working capital	(1,004)	1,968	(264)	(43)	(4,470)	–	(3,813)
Provisions and other non-current liabilities	(4,566)	(24,909)	(4,658)	(1,641)	606	–	(35,168)
Assets and liabilities classified as held for sale	375	241	(83)	–	–	–	533
Capital Employed (Balance sheet)	45,611	78,928	11,910	8,865	(2,090)	–	143,224
Less inventory valuation effect	–	–	(535)	(72)	–	–	(607)
CAPITAL EMPLOYED (BUSINESS SEGMENT INFORMATION)	45,611	78,928	11,375	8,793	(2,090)	–	142,617
ROACE as a percentage	4%	3%	9%	14%			4%

	Integrated
	Gas,
For the year ended December 31, 2019	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	18,167	7,261	87,598	87,280	10	–	200,316
Intersegment sales	2,825	31,329	32,390	659	125	(67,328)	–
Excise taxes	–	–	(3,015)	(21,052)	–	–	(24,067)
Revenues from sales	20,992	38,590	116,973	66,887	135	(67,328)	176,249
Operating expenses	(18,316)	(16,389)	(112,104)	(63,855)	(925)	67,328	(144,261)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,492)	(11,659)	(1,527)	(980)	(73)	–	(15,731)
Operating income	1,184	10,542	3,342	2,052	(863)	–	16,257
Net income (loss) from equity affiliates and other items	2,330	610	322	101	42	–	3,405
Tax on net operating income	(741)	(4,572)	(470)	(598)	155	–	(6,226)
Net operating income	2,773	6,580	3,194	1,555	(666)	–	13,436
Net cost of net debt							(1,998)
Non-controlling interests							(171)
NET INCOME - TotalEnergies SHARE							11,267

Form 20-F 2021 TotalEnergies	F-23

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

	Integrated
For the year ended December 31, 2019	Gas,
(adjustments)(a)	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	(64)	–	–	–	–	–	(64)
Intersegment sales	–	–	–	–	–	–	–
Excise taxes	–	–	–	–	–	–	–
Revenues from sales	(64)	–	–	–	–	–	(64)
Operating expenses	(240)	(145)	397	(40)	(112)	–	(140)
Depreciation, depletion and impairment of tangible assets and mineral interests	(156)	(721)	(41)	(2)	–	–	(920)
Operating income(b)	(460)	(866)	356	(42)	(112)	–	(1,124)
Net income (loss) from equity affiliates and other items	974	(112)	(83)	(83)	–	–	696
Tax on net operating income	(130)	49	(82)	27	(73)	–	(209)
Net operating income(b)	384	(929)	191	(98)	(185)	–	(637)
Net cost of net debt							(15)
Non-controlling interests							91
NET INCOME - TotalEnergies SHARE							(561)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	–	–	477	(31)	–
On net operating income	–	–	371	(14)	–

	Integrated
For the year ended December 31, 2019	Gas,
(adjusted)	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	18,231	7,261	87,598	87,280	10	–	200,380
Intersegment sales	2,825	31,329	32,390	659	125	(67,328)	–
Excise taxes	–	–	(3,015)	(21,052)	–	–	(24,067)
Revenues from sales	21,056	38,590	116,973	66,887	135	(67,328)	176,313
Operating expenses	(18,076)	(16,244)	(112,501)	(63,815)	(813)	67,328	(144,121)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,336)	(10,938)	(1,486)	(978)	(73)	–	(14,811)
Adjusted operating income	1,644	11,408	2,986	2,094	(751)	–	17,381
Net income (loss) from equity affiliates and other items	1,356	722	405	184	42	–	2,709
Tax on net operating income	(611)	(4,621)	(388)	(625)	228	–	(6,017)
Adjusted net operating income	2,389	7,509	3,003	1,653	(481)	–	14,073
Net cost of net debt							(1,983)
Non-controlling interests							(262)
ADJUSTED NET INCOME - TotalEnergies SHARE							11,828

	Integrated
	Gas,
For the year ended December 31, 2019	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	7,053	8,992	1,698	1,374	120	–	19,237
Total divestments	1,108	368	322	249	13	–	2,060
Cash flow from operating activities	3,461	16,917	3,837	2,604	(2,134)	–	24,685
Balance sheet as of December 31, 2019
Property, plant and equipment, intangible assets, net	29,597	98,894	12,196	8,316	583	–	149,586
Investments & loans in equity affiliates	15,271	7,631	3,787	433	–	–	27,122
Other non-current assets	2,993	4,484	744	1,179	1,009	–	10,409
Working capital	(1,192)	2,617	796	178	(3,909)	–	(1,510)
Provisions and other non-current liabilities	(5,488)	(25,208)	(3,898)	(1,531)	153	–	(35,972)
Assets and liabilities classified as held for sale	368	426	–	–	–	–	794
Capital Employed (Balance sheet)	41,549	88,844	13,625	8,575	(2,164)	–	150,429
Less inventory valuation effect	–	–	(1,397)	(204)	–	–	(1,601)
CAPITAL EMPLOYED (BUSINESS SEGMENT INFORMATION)	41,549	88,844	12,228	8,371	(2,164)	–	148,828
ROACE as a percentage	6%	8%	26%	22%			10%

F-24	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

B)  Reconciliation of the information by business segment with Consolidated Financial Statements

The table below presents the impact of adjustment items on the consolidated statement of income:

			Consolidated
For the year ended December 31, 2021			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	205,907	(44)	205,863
Excise taxes	(21,229)	–	(21,229)
Revenues from sales	184,678	(44)	184,634
Purchases, net of inventory variation	(120,160)	1,538	(118,622)
Other operating expenses	(26,754)	(140)	(26,894)
Exploration costs	(632)	(108)	(740)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,735)	(821)	(13,556)
Other income	1,300	12	1,312
Other expense	(944)	(1,373)	(2,317)
Financial interest on debt	(1,904)	–	(1,904)
Financial income and expense from cash & cash equivalents	340	39	379
Cost of net debt	(1,564)	39	(1,525)
Other financial income	762	–	762
Other financial expense	(539)	–	(539)
Net income (loss) from equity affiliates	4,190	(752)	3,438
Income taxes	(9,211)	(376)	(9,587)
CONSOLIDATED NET INCOME	18,391	(2,025)	16,366
TotalEnergies share	18,060	(2,028)	16,032
Non-controlling interests	331	3	334
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
For the year ended December 31, 2020			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	140,665	20	140,685
Excise taxes	(20,981)	–	(20,981)
Revenues from sales	119,684	20	119,704
Purchases, net of inventory variation	(75,672)	(1,814)	(77,486)
Other operating expenses	(24,850)	(688)	(25,538)
Exploration costs	(731)	–	(731)
Depreciation, depletion and impairment of tangible assets and mineral interests	(13,312)	(8,952)	(22,264)
Other income	1,405	832	2,237
Other expense	(689)	(817)	(1,506)
Financial interest on debt	(2,140)	(7)	(2,147)
Financial income and expense from cash & cash equivalents	68	(31)	37
Cost of net debt	(2,072)	(38)	(2,110)
Other financial income	914	–	914
Other financial expense	(689)	(1)	(690)
Net income (loss) from equity affiliates	1,388	(936)	452
Income taxes	(1,309)	991	(318)
CONSOLIDATED NET INCOME	4,067	(11,403)	(7,336)
TotalEnergies share	4,059	(11,301)	(7,242)
Non-controlling interests	8	(102)	(94)
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
For the year ended December 31, 2019			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	200,380	(64)	200,316
Excise taxes	(24,067)	–	(24,067)
Revenues from sales	176,313	(64)	176,249
Purchases, net of inventory variation	(116,464)	243	(116,221)
Other operating expenses	(26,872)	(383)	(27,255)
Exploration costs	(785)	–	(785)
Depreciation, depletion and impairment of tangible assets and mineral interests	(14,811)	(920)	(15,731)
Other income	876	287	1,163
Other expense	(455)	(737)	(1,192)
Financial interest on debt	(2,318)	(15)	(2,333)
Financial income and expense from cash & cash equivalents	(19)	–	(19)
Cost of net debt	(2,337)	(15)	(2,352)
Other financial income	792	–	792
Other financial expense	(764)	–	(764)
Net income (loss) from equity affiliates	2,260	1,146	3,406
Income taxes	(5,663)	(209)	(5,872)
CONSOLIDATED NET INCOME	12,090	(652)	11,438
TotalEnergies share	11,828	(561)	11,267
Non-controlling interests	262	(91)	171
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Form 20-F 2021 TotalEnergies	F-25

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

C)  Additional information on adjustment items

The main adjustment items for 2021 are the following:

1)	An "Inventory valuation effect" amounting to $1,796 million in operating income and $1,495 million in net income TotalEnergies' share for the Refining & Chemicals and Marketing & Services segments;
2)	"Gains (losses) on disposals of assets" mainly, in the Exploration & Production segment with the loss on the sale of Petrocedeño for an amount of $(1,379) million;
3)

The "Asset impairment charges" amounting to $(759) million in operating income and $(910) million in net income TotalEnergies share, which include non-current assets impairment charges recorded in 2021. This amount includes the impairment of the Company's assets in Myanmar, of which $(201) million is included in operating income and $(305) million is included in net income, TotalEnergies  share. Impairment testing methodology and asset impairment charges recorded during the year are detailed in the paragraph D of Note 3.

Adjustments to operating income

	Integrated
	Gas,
For the year ended December 31, 2021	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	1,481	315	–	1,796
Effect of changes in fair value	(217)	–	–	–	–	(217)
Restructuring charges	(17)	(59)	(10)	–	–	(86)
Asset impairment charges	(342)	(356)	(25)	(36)	–	(759)
Gains (losses) on disposals of assets	–	(170)	–	–	–	(170)
Other items	(81)	(20)	(1)	(37)	–	(139)
TOTAL	(657)	(605)	1,445	242	–	425

Adjustments to net income, TotalEnergies share

	Integrated
	Gas,
For the year ended December 31, 2021	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	1,277	218	–	1,495
Effect of changes in fair value	(194)	–	–	–	–	(194)
Restructuring charges	(17)	(75)	(118)	(44)	(54)	(308)
Asset impairment charges	(332)	(500)	(42)	(36)	–	(910)
Gains (losses) on disposals of assets(a)	–	(1,726)	–	–	–	(1,726)
Other items	(196)	(51)	(31)	(40)	(67)	(385)
TOTAL	(739)	(2,352)	1,086	98	(121)	(2,028)

(a)Of which $(1,379) million related to the impact of the TotalEnergies' interest sale of Petrocedeño to PDVSA.

Adjustments to operating income

	Integrated
	Gas,
For the year ended December 31, 2020	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	(1,244)	(196)	–	(1,440)
Effect of changes in fair value	20	–	–	–	–	20
Restructuring charges	(39)	(35)	(30)	–	–	(104)
Asset impairment charges	(953)	(7,693)	(306)	–	–	(8,952)
Other items	(384)	(102)	(278)	(134)	(60)	(958)
TOTAL	(1,356)	(7,830)	(1,858)	(330)	(60)	(11,434)

F-26	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

Adjustments to net income, TotalEnergies share

	Integrated
	Gas,
For the year ended December 31, 2020	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	(1,160)	(120)	–	(1,280)
Effect of changes in fair value	23	–	–	–	–	23
Restructuring charges	(43)	(29)	(292)	–	–	(364)
Asset impairment charges	(829)	(7,328)	(306)	(2)	–	(8,465)
Gains (losses) on disposals of assets	–	–	–	–	104	104
Other items	(566)	–	(423)	(106)	(224)	(1,319)
TOTAL	(1,415)	(7,357)	(2,181)	(228)	(120)	(11,301)

Adjustments to operating income

	Integrated
	Gas,
For the year ended December 31, 2019	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	477	(31)	–	446
Effect of changes in fair value	(19)	–	–	–	–	(19)
Restructuring charges	(4)	–	–	–	–	(4)
Asset impairment charges	(156)	(721)	(41)	(2)	–	(920)
Other items	(281)	(145)	(80)	(9)	(112)	(627)
TOTAL	(460)	(866)	356	(42)	(112)	(1,124)

Adjustments to net income, TotalEnergies share

	Integrated
	Gas,
For the year ended December 31, 2019	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	369	(23)	–	346
Effect of changes in fair value	(15)	–	–	–	–	(15)
Restructuring charges	(31)	(5)	(22)	–	–	(58)
Asset impairment charges	105	(530)	(39)	(1)	–	(465)
Gains (losses) on disposals of assets	–	–	–	–	–	–
Other items	422	(405)	(119)	(82)	(185)	(369)
TOTAL	481	(940)	189	(106)	(185)	(561)

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

Form 20-F 2021 TotalEnergies	F-27

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

For the financial year 2021, asset impairments were recorded for an amount of $(759) million in operating income and $(910) million in net income, TotalEnergies share. These impairments were qualified as adjustment items of the operating income and net income, TotalEnergies share.

Impairments relate to certain cash-generating units (CGUs) for which indicators of impairment have been identified, due to changes in operating conditions or the economic environment of the activities concerned.

Principles for determining value in use of a CGU

The principles applied are as follows:

-

The future cash flows were determined using the assumptions included in the 2022 budget and in the long-term plan of the Company approved by the Executive Committee and the Board of Directors. These assumptions, in particular including operational costs, estimation of oil and gas reserves, future volumes produced and marketed, represent the best estimate from the Company Management of economic and technical conditions over the remaining life of the assets;

-

The Company, notably relying on data on global energy demand from the “World Energy Outlook” issued by the IEA since 2016, and on its own supply and demand assessments, determines oil & gas prices scenarios based on assumptions about the evolution of core indicators of the Upstream activity (demand for oil & gas products in different markets, investment forecasts, decline in production fields, changes in oil & gas reserves and supply by area and by nature of oil & gas products), of the Downstream activity (changes in refining capacity and demand for petroleum products) and by integrating climate challenges.

-

These price scenarios, first prepared within the Strategy & Markets Division, are also reviewed with the Company segments which bring their own expertise. They also integrate studies issued by international agencies, banks and independent consultants. They are then approved by the Executive Committee and the Board of Directors.

-

The IEA 2021 World Energy Outlook anticipates four scenarios that are key references for the Company: the STEPS (Stated Policies Scenario) and APS (Announced Pledges Scenario) for the short/mid-term, the SDS (Sustainable Development Scenario) for the mid/long term and the NZE (Net Zero Emissions by 2050) for the long-term.

-

The STEPS only includes climate actions already implemented to date around the world and those under development. The APS also takes into account climate ambitions declared to date in the world, including the NDCs (Nationally Determined Contributions) and carbon neutrality ambitions. The SDS takes into account necessary measures to achieve a temperature rise of less than 2°C compared to pre-industrial levels by 2100, and the energy-related goals set in the “2030 Agenda for Sustainable Development” adopted in 2015 by the UN members. The IEA's NZE is understood as the set of actions to be taken to be compatible with a 1.5°C scenario in 2050 (without overshooting). This normative scenario does not predict oil demand in the short and medium term, and therefore the price scenarios it proposes, particularly in the short and medium term, do not include a "realistic" evolution of demand. In fact, this scenario predicts that oil demand will fall by 30% between 2020 and 2030, whereas, according to the Company's projections and those of most energy companies and consultants, demand will stabilize between 2025 and 2030, before declining from 2030 onwards.

-

Beyond the 2020-2030 decade, the oil price trajectory retained by the Company converges in the mid-term, i.e. by 2040, towards the $502022/b price retained by the IEA's SDS scenario, compatible with the Paris Agreement. In the long term, beyond 2040, the Company's price trajectory converges towards the price retained in 2050 by the IEA's NZE scenario, i.e. $252022/b; the prices retained for gas, the transition fuel, stabilize between now and 2025 and until 2040 at lower levels than the current prices and converge towards the IEA's NZE scenario prices in 2050.

The oil price trajectories adopted by the Company are based on the following assumptions:

-

The recession observed in 2020 due to the health crisis has strongly affected oil demand in 2020 and early 2021. It should gradually return to its pre-crisis level in 2022 and then continue to grow until 2030, in a context of sustained growth in global energy demand. Indeed, population growth and rising living standards, particularly in emerging countries, are expected to support oil consumption, despite the gradual electrification of transport and efficiency gains in combustion engines, mainly in developed countries. The Company maintains its analysis, that the weakness of investment in oil upstream since 2015, accentuated by the health and economic crisis of 2020, will result by 2025 in insufficient worldwide production capacities. Thus, the Brent price scenario used to determine the value in use of the CGUs is as follows: $602022/b in 2022, $632022/b in 2023, $672022/b in 2024 and then a stabilization at $702022/b from 2025 to 2030.

-

Beyond 2030, given technological developments, particularly in the transport sector, oil demand should have reached its peak and the selected price scenario decreases linearly to reach $502022/b in 2040, in line with the IEA’s SDS scenario, and then $252022/b in 2050, in line with the NZE scenario.

The average Brent prices over the period 2022-2050 thus stands at $53.92022/b.

For natural gas, the transition fuel, the price trajectory adopted by the Company is based on the following assumptions:

-

Natural gas demand in 2021 has exceeded its pre-crisis level. However, the Company does not anticipate that record prices of the end of 2021 will persist over time and expects a return to pre-crisis prices during 2022. Thereafter, natural gas demand would be driven by the same fundamentals as oil, plus its substitution for coal in power generation and by its role as an alternative source to mitigate the intermittent use of renewable energies. The abundant global supply and the growth of liquefied natural gas would, however, limit the potential for higher gas prices.

F-28	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

In this context, the gas price level used to determine the value in use of the CGUs concerned is as follows:

-

On the NBP quotation (Europe): $102022/Mbtu in 2022, $8.82022/Mbtu in 2023, $7.52022/Mbtu in 2024, then $6.32022/Mbtu between 2025 and 2040. From 2040 onwards, the price trajectory converges towards the price retained in 2050 by the NZE scenario, i.e. $3.72022/Mbtu.

-

On the Henry Hub quotation (United States): $2.52022/Mbtu in 2022, then $2.72022/Mbtu between 2023 and 2040. From 2040 onwards, the price trajectory converges towards the price retained in 2050 by the NZE scenario, i.e. $2.12022/Mbtu.

-

On the DES Japan (Asia) quotation: $11.52022/Mbtu in 2022, $10.52022/Mbtu in 2023, $9.62022/Mbtu in 2024, then $8.62022/Mbtu between 2025 and 2040. From 2040 onwards, the price trajectory converges towards the price retained in 2050 by the NZE scenario, i.e. $4.42022/Mbtu.

The future operational costs were determined by taking into account the existing technologies, the fluctuation of prices for petroleum services in line with market developments and the internal cost reduction programs effectively implemented.

The determination of value in use also takes into account a minimum CO2 cost of $40/t or the applicable price in a given country, if it is higher. A linear increase of this price to $100/t in 2030 is assumed. Beyond 2030, the CO2 price is $100/t inflated by 2% per year.

The future cash flows are estimated over a period consistent with the life of the assets of the CGUs. They are prepared post-tax and take into account specific risks related to the CGUs' assets. They are discounted using a 7% post-tax discount rate, this rate being the weighted-average cost of TotalEnergies capital estimated from historical market data. This rate was 7% in 2020 and 2019. The value in use calculated by discounting the above post-tax cash flows using a 7% post-tax discount rate is not materially different from the value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates generally range from 7% to 14%.

Impairment losses recognized by segment

The CGUs of the Exploration & Production segment are defined as oil and gas fields or groups of oil and gas fields with industrial assets enabling the production, treatment and evacuation of the oil and gas. For the financial year 2021, the Company recorded impairments of assets over CGUs of the Exploration & Production segment for $(356) million in operating income and $(500) million in net income, TotalEnergies share. Impairments recognized in 2021 mainly relate to the Company's assets in Myanmar.

As for sensitivities of the Exploration & Production segment:

-	a decrease by 1 point in the discount rate would have an impact close to zero in operating income and in net income, TotalEnergies share;
-	an increase by 1 point in the discount rate would have an additional negative impact of approximately $0.3 billion in operating income and $0.3 billion in net income, TotalEnergies share;
-

a decrease of 10% of the oil and gas prices over the duration of the plan (thus an average oil price of around $482022/b) would have an additional negative impact of approximately $1.3 billion in operating income and $0.9 billion in net income, TotalEnergies share.

The most sensitive assets would be the assets already impaired in 2021 or before.

-

a decrease of 20% of the oil and gas prices over the duration of the plan (thus an average oil price of around $432022/b) would have an additional negative impact of approximately $4.6 billion in operating income and $3.3 billion in net income, TotalEnergies share.

The most sensitive assets would be the assets already impaired in 2021 or before.

-

Taking into account a CO2 cost of $100/t from 2022 onwards for all assets would have an additional negative impact of approximately $0.2 billion on operating income and $0.1 billion on net income, TotalEnergies share.

The most sensitive assets would be the assets already impaired in 2021 or before.

The CGUs of the Integrated Gas, Renewables & Power segment are subsidiaries or groups of subsidiaries organized by activity or geographical area, and by fields or groups of fields for upstream LNG activities. For the financial year 2021, the Company recorded impairments on CGUs in the Integrated Gas, Renewables & Power segment for $(342) million in operating income and $(332) million in net income, TotalEnergies share. Impairments recognized notably relate to the end of the Qatargas 1 contract and unconventional assets in the United States.

As for sensitivities of the Integrated Gas, Renewables & Power segment:

-	a decrease by 1 point in the discount rate would have a positive impact of $0.1 billion in operating income and close to zero in net income, TotalEnergies share;
-	an increase by 1 point in the discount rate would have an additional negative impact of approximately $0.4 billion in operating income and $0.3 billion in net income, TotalEnergies share;
-

a decrease of 10% of the oil and gas prices over the duration of the plan would have an additional negative impact of approximately $1.6 billion in operating income and $1.3 billion in net income, TotalEnergies share.

The most sensitive assets would be the assets already impaired in 2021 or before.

-

a decrease of 20% of the oil and gas prices over the duration of the plan would have an additional negative impact of approximately $3.8 billion in operating income and $4.1 billion in net income, TotalEnergies share.

Form 20-F 2021 TotalEnergies	F-29

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

The most sensitive assets would be the assets already impaired in 2021 or before.

-

Taking into account a CO2 cost of $100/t from 2022 onwards for all assets would have an additional negative impact of approximately $0.1 billion on operating income and close to zero in net income, TotalEnergies share.

The CGUs of the Refining & Chemicals segment are defined as legal entities with operational activities for refining and petrochemicals activities. Future cash flows are based on the gross contribution margin (calculated on the basis of net sales after purchases of crude oil and refined products, the effect of inventory valuation and variable costs). The other activities of the segment are global divisions, each division gathering a set of businesses or homogeneous products for strategic, commercial and industrial plans. Future cash flows are determined from the specific margins of these activities, unrelated to the price of oil. For the financial year 2021, the Company recorded impairments on CGUs in the Refining & Chemicals segment for $(25) million in operating income and $(42) million in net income, TotalEnergies share.

As for sensitivities of the Refining & Chemicals segment:

-	an increase by 1 point in the discount rate would have a negative impact of approximately $0.1 billion in operating income and $0.1 billion in net income, TotalEnergies share;
-	a decrease of 10% of the refining margins would have a negative impact of approximately $0.6 billion in operating income and $0.6 billion in net income, TotalEnergies share.

The most sensitive assets would be the refining assets in France.

The CGUs of the Marketing & Services segment are subsidiaries or groups of subsidiaries organized by geographical area. For the financial year 2021, the Company recorded impairments on the CGUs of the Marketing & Services segment for $(36) million in operating income and $(36) million in net income, TotalEnergies share.

Impairments recognized in years 2020 and 2019

For the financial year 2020, asset impairments were recorded in the Exploration & Production, Integrated Gas, Renewables & Power, Refining & Chemicals and Marketing & Services segments with an impact of $(3,492) million in operating income and $(2,991) million in net income, TotalEnergies share.

In addition, in 2020, in line with its new Climate Ambition announced on May 5, 2020, which aims at carbon neutrality, the Company had reviewed its oil assets that could be qualified as stranded, meaning with reserves beyond 20 years and high production costs, whose overall reserves may therefore not be produced by 2050. The only projects identified in this category were the Canadian oil sands projects of Fort Hills and Surmont.

The Company had decided to take into account only proved reserves on these two assets – unlike general practice which considers so-called proved and probable reserves. This led to an additional exceptional asset impairment of $(5,460) million in operating income and $(5,474) million in net income, TotalEnergies share.

Overall, asset impairments were recorded for the financial year 2020, for an amount of $(8,952) million in operating income and $(8,465) million in net income, TotalEnergies share, including $(6,988) million on Canadian oil sands assets alone.

These impairments were qualified as adjustment items of the operating income and net income, TotalEnergies share.

For the financial year 2019, the Company recorded impairments in Exploration & Production, Integrated Gas, Renewables & Power, Refining & Chemicals and Marketing & Services segments for an amount of $(920) million in operating income and $(465) million in net income, TotalEnergies share. These impairments were qualified as adjustments items of the operating income and net income, TotalEnergies share.

Note 4 Segment Information by geographical area

		Rest of	North		Rest of
(M$)	France	Europe	America	Africa	the world	Total
For the year ended December 31, 2021
External sales	43,316	85,072	22,998	19,520	34,957	205,863
Property, plant and equipment, intangible assets, net	14,204	29,660	12,229	41,593	41,357	139,043
Capital expenditures	2,157	3,027	1,680	3,696	6,029	16,589
For the year ended December 31, 2020
External sales	32,748	67,292	13,258	16,011	11,376	140,685
Property, plant and equipment, intangible assets, net	14,555	30,932	11,891	43,087	41,398	141,863
Capital expenditures	2,044	3,165	899	3,816	5,610	15,534
For the year ended December 31, 2019
External sales	43,877	99,176	19,946	21,303	16,014	200,316
Property, plant and equipment, intangible assets, net	13,212	28,765	18,916	45,573	43,120	149,586
Capital expenditures	1,979	3,201	1,748	7,663	4,646	19,237

F-30	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Conolidated Financial Statements
Note 5 and 6

Note 5 Main items related to operating activities

Items related to the statement of income

5.1 NET SALES

Accounting principles

IFRS 15 requires identification of the performance obligations for the transfer of goods and services in each contract with customers. Revenue is recognized upon satisfaction of the performance obligations for the amounts that reflect the consideration to which TotalEnergies expects to be entitled in exchange for those goods and services.

Sales of goods

Revenues from sales are recognized when the control has been transferred to the buyer and the amount can be reasonably measured. Revenues from sales of crude oil and natural gas are recorded upon transfer of title, according to the terms of the sales contracts.

Revenues from the production of crude oil and natural gas properties, in which TotalEnergies has an interest with other producers, are recognized based on actual entitlement volumes sold over the period. Any difference between entitlement volumes and volumes sold, based on TotalEnergies net working interest, are recognized in the “Under-lifting” and “Over-lifting” accounts in the balance sheet and in operating expenses in the profit and loss.

Oil and gas delivered quantities that represent production royalties and taxes, when paid in cash, are included in revenues, except for the United States and Canada.

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

Shipping revenues and expenses from time-charter activities are recognized on a pro rata basis over a period that commences upon the unloading of the previous voyage and terminates upon the unloading of the current voyage. Shipping revenue recognition starts only when a charter has been agreed to by both TotalEnergies and the customer.

Income related to the distribution of electricity and gas is not recognized in revenues in certain countries because TotalEnergies acts as an agent in this transaction. In these countries, TotalEnergies is not responsible for the delivery and does not set the price of the service, because it can only pass on to the customer the amounts invoiced to it by the distributors.

Excise taxes

Excise taxes are rights or taxes which amount is calculated based on the quantity of oil and gas products put on the market. Excise taxes are determined by the states. They are paid directly to the customs and tax authorities and then invoiced to final customers by being included in the sales price.

The analysis of the criteria set by IFRS 15 led TotalEnergies to determine that it was acting as principal in these transactions. Therefore, sales include excise taxes collected by TotalEnergies within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the “Revenues from sales” indicator.

5.2 OPERATING EXPENSES AND RESEARCH AND DEVELOPMENT

Accounting principles

TotalEnergies applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the Successful Efforts method.

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred in exploration costs.

Costs of dry wells and wells that have not found proved reserves are charged to expense in exploration costs.

Form 20-F 2021 TotalEnergies	F-31

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 5 and 6

5.2.1 Operating expenses

For the year ended December 31,
(M$)	2021	2020	2019
Purchases, net of inventory variation (a) (b)	(118,622)	(77,486)	(116,221)
Exploration costs	(740)	(731)	(785)
Other operating expenses (c)	(26,894)	(25,538)	(27,255)
of which non-current operating liabilities (allowances) reversals	1,299	778	1,152
of which current operating liabilities (allowances) reversals	(30)	(77)	(157)
OPERATING EXPENSES	(146,256)	(103,755)	(144,261)
(a)	Includes taxes paid on oil and gas production in the Exploration & Production segment, amongst others, royalties.
(b)	TotalEnergies values under / over lifting at market value.
(c)

Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 10 to the Consolidated Financial Statements “Payroll, staff and employee benefits obligations").

5.2.2 Research and development costs

Accounting principles Research costs are charged to expense as incurred. Development expenses are capitalized when the criteria of IAS 38 are met.

Research and development costs incurred by TotalEnergies in 2021 and booked in operating expenses (excluding depreciations) amount to $824 million ($895 million in 2020 and $968 million in 2019), corresponding to 0.40% of the sales.

The staff dedicated in 2021 to these research and development activities are estimated at 3,830 people (4,088 in 2020 and 4,339 in 2019).

5.3 AMORTIZATION, DEPRECIATION AND IMPAIRMENT OF TANGIBLE ASSETS AND MINERAL INTERESTS

The amortization, depreciation and impairment of tangible assets and mineral interests are detailed as follows:

For the year ended December 31,
(M$)	2021	2020	2019
Depreciation and impairment of tangible assets	(12,683)	(21,188)	(14,640)
Amortization and impairment of mineral assets	(873)	(1,076)	(1,091)
TOTAL	(13,556)	(22,264)	(15,731)

F-32	TotalEnergies Form 20-F 2021

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

Refining & Chemicals

Petroleum product inventories are mainly comprised of crude oil and refined products. Refined products principally consist of gasoline, distillate and fuel produced by TotalEnergies' refineries. The turnover of petroleum products does not exceed two months on average.

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

Marketing & Services

The costs of products refined by TotalEnergies' entities include mainly raw materials costs, production costs (energy, labor, depreciation of producing assets), primary costs of transport and an allocation of production overheads (taxes, maintenance, insurance, etc.).

General administrative costs and financing costs are excluded from the cost price of refined products.

Product inventories purchased from entities external to TotalEnergies are valued at their purchase cost plus primary costs of transport.

Carbon dioxide emission rights generated as part of the EU Emission Trading scheme (EU ETS)

In the absence of a current IFRS standard or interpretation on accounting for emission rights of carbon dioxide generated as part of the EU Emission Trading scheme (EU ETS), the following principles are applied:

-    Emission rights are managed as a cost of production and as such are recognized in inventories:

-    Emission rights allocated for free are booked in inventories with a nil carrying amount;

-    Purchased emission rights are booked at acquisition cost;

-    Sales or annual surrender of emission rights result in decreases in inventories valued at weighted-average cost;

-    If the carrying amount of inventories at closing date is higher than the market value, an impairment loss is recorded.

-    If emission rights to be surrendered at the end of the compliance period are higher than emission rights (allocated and purchased), the shortage is accounted for as a liability at market value;

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

-    ESC inventories are valued at weighted-average cost (acquisition cost for those ESC’s acquired or cost incurred for those ESC’s generated internally).

If the carrying value of the inventory of certificates at the balance sheet date is higher than the market value, an impairment loss is recorded.

Form 20-F 2021 TotalEnergies	F-33

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

As of December 31, 2021		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	3,221	(7)	3,214
Refined products	5,411	(50)	5,361
Chemicals products	1,519	(98)	1,421
Trading inventories	6,501	–	6,501
Other inventories	4,538	(1,083)	3,455
TOTAL	21,190	(1,238)	19,952

As of December 31, 2020		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	1,818	(1)	1,817
Refined products	3,913	(68)	3,845
Chemicals products	1,330	(102)	1,228
Trading inventories	5,130	–	5,130
Other inventories	3,824	(1,114)	2,710
TOTAL	16,015	(1,285)	14,730

As of December 31, 2019		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	2,381	(14)	2,367
Refined products	5,326	(45)	5,281
Chemicals products	1,448	(91)	1,357
Trading inventories	5,500	–	5,500
Other inventories	3,651	(1,024)	2,627
TOTAL	18,306	(1,174)	17,132

Changes in the valuation allowance on inventories are as follows:

			Currency
	Valuation		translation	Valuation
	allowance as of		adjustment and	allowance as of
For the year ended December 31, (M$)	January 1,	Increase (net)	other variations	December 31,
2021	(1,285)	(36)	83	(1,238)
2020	(1,174)	(85)	(26)	(1,285)
2019	(1,343)	205	(36)	(1,174)

5.4.2 Accounts receivable and other current assets

As of December 31, 2021		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	22,776	(793)	21,983
Recoverable taxes	3,713	(54)	3,659
Other operating receivables	29,767	(214)	29,553
Prepaid expenses	1,879	–	1,879
Other current assets	53	–	53
Other current assets	35,412	(268)	35,144

As of December 31, 2020		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	14,899	(831)	14,068
Recoverable taxes	3,598	(67)	3,531
Other operating receivables	8,251	(208)	8,043
Prepaid expenses	1,801	–	1,801
Other current assets	53	–	53
Other current assets	13,703	(275)	13,428

As of December 31, 2019		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	19,162	(674)	18,488
Recoverable taxes	4,209	(95)	4,114
Other operating receivables	11,746	(240)	11,506
Prepaid expenses	1,336	–	1,336
Other current assets	57	–	57
Other current assets	17,348	(335)	17,013

F-34	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

			Currency
	Valuation		translation	Valuation
	allowance as of		adjustments and	allowance as of
For the year ended December 31, (M$)	January 1,	Increase (net)	other variations	December 31,
Accounts receivable
2021	(831)	(24)	62	(793)
2020	(674)	(107)	(50)	(831)
2019	(624)	(89)	39	(674)
Other current assets
2021	(275)	(10)	17	(268)
2020	(335)	37	23	(275)
2019	(573)	(46)	284	(335)

As of December 31, 2021, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $4,482 million, of which $2,844  million was due less than 90 days, $260 million was due between 90 days and 6 months, $556 million was due between 6 and 12 months and $823 million was due after 12 months.

As of December 31, 2020, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $4,197 million, of which $2,140 million was due less than 90 days, $239 million was due between 90 days and 6 months, $553 million was due between 6 and 12 months and $1,265 million was due after 12 months.

As of December 31, 2019, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $3,760 million, of which $2,089 million was due less than 90 days, $357 million was due between 90 days and 6 months, $402 million was due between 6 and 12 months and $912 million was due after 12 months.

5.4.3 Other creditors and accrued liabilities

As of December 31, (M$)	2021	2020	2019
Accruals and deferred income	3,744	842	522
Payable to States (including taxes and duties)	10,281	5,734	7,438
Payroll	1,481	1,587	1,527
Other operating liabilities	27,294	14,302	16,262
TOTAL	42,800	22,465	25,749

As of December 31, 2021, the heading “Other operating liabilities” notably includes the second quarterly interim dividend for the fiscal year 2021 for $1,974 million, which was paid in January 2022 and the third quarterly interim dividend for the fiscal year 2021 for $1,948 million, which will be paid in April 2022.

As of December 31, 2020, the heading “Other operating liabilities” notably included the second quarterly interim dividend for the fiscal year 2020 for $2,129 million, which was paid in January 2021 and the third quarterly interim dividend for the fiscal year 2020 for $2,149 million, which was paid in April 2021.

As of December 31, 2019, the heading "Other operating liabilities" notably included the second quarterly interim dividend for the fiscal year  2019 for $1,918 million, which was paid in January 2020 and the third quarterly interim dividend for the fiscal year 2019 for $2,038 million, which was paid in April 2020.

Form 20-F 2021 TotalEnergies	F-35

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

The following table gives additional information on cash paid or received in the cash flow from operating activities.

Detail of interest, taxes and dividends

For the year ended December 31, (M$)	2021	2020	2019
Interests paid	(1,886)	(2,145)	(2,181)
Interests received	284	197	210
Income tax paid(a)	(4,508)	(2,858)	(5,293)
Dividends received	2,346	1,444	1,988
(a)	These amounts include taxes paid in kind under production-sharing contracts in exploration and production activities.

Detail of changes in working capital

For the year ended December 31, (M$)	2021	2020	2019
Inventories	(5,903)	2,274	(2,071)
Accounts receivable	(6,788)	4,818	(933)
Other current assets	(21,026)	3,374	(2,001)
Accounts payable	12,073	(5,355)	1,998
Other creditors and accrued liabilities	21,028	(3,242)	1,289
NET AMOUNT, DECREASE (INCREASE)	(616)	1,869	(1,718)

Detail of changes in provisions and deferred taxes

As of December 31, (M$)	2021	2020	2019
Accruals	(467)	350	403
Deferred taxes	1,429	(2,132)	(461)
TOTAL	962	(1,782)	(58)

Note 6 Other items from operating activities

6.1 OTHER INCOME AND OTHER EXPENSE

For the year ended December 31, (M$)	2021	2020	2019
Gains on disposal of assets	890	961	670
Foreign exchange gains	227	746	238
Other	195	530	255
OTHER INCOME	1,312	2,237	1,163

Losses on disposal of assets	(436)	(52)	(56)
Foreign exchange losses	(702)	(320)	(463)
Amortization of other intangible assets (excl. mineral interests)	(448)	(343)	(266)
Other	(731)	(791)	(407)
OTHER EXPENSE	(2,317)	(1,506)	(1,192)

Other income

In 2021, gains on disposal of assets include the sale of interests in onshore Oil Mining Lease 17 in Nigeria in the Exploration & Production segment, the sale of interests in two portfolios of renewable assets in the Gas Renewables & Power segment, and the sale of a part of TotalEnergies’ investment in Trapil in the Refining & Chemicals and Marketing & Services segments

In 2020, gains on disposal of assets mainly related to the sale of non-strategic assets in the British North Sea in the Exploration & Production segment, to the sale of TotalEnergies' interest in the Fos Cavaou regasification terminal in France and the sale of infrastructure assets in the Integrated Gas Renewables & Power segment, as well as to the sale of real estate in Belgium in the Holding segment.

In 2019, gains on disposal of assets mainly related to the sale of assets and interests in Norway in the Exploration & Production segment, to the sale of Hazira and SunPower assets in the Integrated Gas Renewables & Power segment and the sale of assets in China in the Refining & Chemicals segment.

F-36	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

Other expense

In 2021, the losses on disposal are mainly related to the sale of the Utica asset in the United States as well as the sale of interests in non-operated assets and the Cap Lopez oil terminal in Gabon in the Exploration & Production segment. The heading “Other” mainly consists of the restructuring charges in the Exploration & Production, Refining & Chemicals, Marketing & Services and Holding segments for an amount of $288 million, and of the impairment of non-consolidated shares and provision for financial risks for $238 million.

In 2020, the heading “Other” notably consisted of restructuring charges in the Exploration & Production, Integrated Gas Renewables & Power and Refining & Chemicals segments for an amount of $312 million, and of the impairment of non-consolidated shares and loans granted to non-consolidated subsidiaries for an amount of $64 million.

In 2019, the heading “Other” notably consisted of restructuring charges in the Exploration & Production, Integrated Gas Renewables & Power and Refining & Chemicals segments for an amount of $96 million, and of the revaluation at fair value of non-consolidated shares for $94 million.

6.2 OTHER FINANCIAL INCOME AND EXPENSE

As of December 31, (M$)	2021	2020	2019
Dividend income on non-consolidated subsidiaries	203	160	178
Capitalized financial expenses	134	110	227
Other	425	644	387
OTHER FINANCIAL INCOME	762	914	792
Accretion of asset retirement obligations	(449)	(607)	(639)
Other	(90)	(83)	(125)
OTHER FINANCIAL EXPENSE	(539)	(690)	(764)

6.3 OTHER NON-CURRENT ASSETS

As of December 31, 2021		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,364	(257)	2,107
Other non-current financial assets related to operational activities	312	–	312
Other	378	–	378
TOTAL	3,054	(257)	2,797

As of December 31, 2020		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,731	(273)	2,458
Other non-current financial assets related to operational activities	287	–	287
Other	65	–	65
TOTAL	3,083	(273)	2,810

As of December 31, 2019		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,248	(266)	1,982
Other non-current financial assets related to operational activities	332	–	332
Other	101	–	101
TOTAL	2,681	(266)	2,415
(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

				Currency
	Valuation			translation	Valuation
For the year ended December 31,	allowance as of			adjustment and	allowance as of
(M$)	January 1,	Increases	Decreases	other variations	December 31,
2021	(273)	(6)	14	8	(257)
2020	(266)	(30)	15	8	(273)
2019	(303)	(7)	43	1	(266)

Form 20-F 2021 TotalEnergies	F-37

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

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

As of December 31, 2021		Amortization and
(M$)	Cost	impairment	Net
Goodwill	9,728	(899)	8,829
Proved mineral interests	17,382	(9,730)	7,652
Unproved mineral interests	16,637	(2,831)	13,806
Other intangible assets	7,185	(4,988)	2,197
TOTAL INTANGIBLE ASSETS	50,932	(18,448)	32,484

As of December 31, 2020		Amortization and
(M$)	Cost	impairment	Net
Goodwill	9,738	(931)	8,807
Proved mineral interests	16,559	(9,595)	6,964
Unproved mineral interests	20,300	(4,790)	15,510
Other intangible assets	7,212	(4,965)	2,247
TOTAL INTANGIBLE ASSETS	53,809	(20,281)	33,528

As of December 31, 2019		Amortization and
(M$)	Cost	impairment	Net
Goodwill	9,357	(1,011)	8,346
Proved mineral interests	15,966	(8,741)	7,225
Unproved mineral interests	20,138	(4,558)	15,580
Other intangible assets	5,743	(3,716)	2,027
TOTAL INTANGIBLE ASSETS	51,204	(18,026)	33,178

Change in net intangible assets is analyzed in the following table:

					Currency
	Net amount as of			Amortization and	translation		Net amount as of
(M$)	January 1,	Expenditures	Disposals	impairment	adjustment	Other	December 31,
2021	33,528	696	(271)	(1,322)	(394)	247	32,484
2020	33,178	784	(277)	(1,430)	305	968	33,528
2019	28,922	1,087	(118)	(1,359)	(95)	4,741	33,178

In 2021, the heading “Amortization and impairment" includes the accounting impact of exceptional asset impairments for an amount of $253 million, notably relating to the end of the Qatargas 1 licence agreement and unconventional assets in the United States (see note 3 paragraph D to the Consolidated Financial Statements).

In 2021, the heading “Other” mainly reflects changes in the consolidation scope (including the acquisition of Blue Raven Solar for $140 million and Fonroche Biogaz for $89 million).

In 2020, the heading “Amortization and impairment" included the accounting impact of exceptional asset impairments for an amount of $323 million (see note 3 paragraph D to the Consolidated Financial Statements).

In 2020, the heading “Other” mainly reflected changes in the consolidation scope (including the acquisition of the residential gas and electricity supply business in Spain) for $898 million.

In 2019, the heading “Amortization and impairment" included the accounting impact of exceptional asset impairments for an amount of $251 million (see note 3 paragraph D to the Consolidated Financial Statements).

In 2019, the heading "Other" mainly reflected changes in the consolidation scope (including the assets of Anadarko in Mozambique) for $3,887 million.

F-38	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2021 is as follows:

	Net goodwill as of				Net goodwill as of
(M$)	January 1, 2021	Increases	Impairments	Other	December 31, 2021
Integrated Gas, Renewables & Power	5,247	215	–	(219)	5,243
Exploration & Production	2,638	–	–	(26)	2,612
Refining & Chemicals	534	–	–	(15)	519
Marketing & Services	357	45	–	24	426
Corporate	31	-	–	(2)	29
TOTAL	8,807	260	–	(238)	8,829

The heading “Increases” includes the effect of entries in the consolidation scope, mainly the acquisition of Blue Raven Solar for $126 million, and the acquisition of Fonroche Biogaz for $89 million.

7.2 PROPERTY, PLANT AND EQUIPMENT

Accounting principles

Exploration costs

TotalEnergies applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the Successful Efforts method.

Exploratory wells are capitalized and tested for impairment on an individual basis as follows:

-      Costs of exploratory wells which result in proved reserves are capitalized and then depreciated using the unit-of-production method based on proved developed reserves;

-      Costs of exploratory wells are capitalized as work in progress until proved reserves have been found, if both of the following conditions are met:

●      The well has found a sufficient quantity of reserves to justify, if appropriate, its completion as a producing well, assuming that the required capital expenditures are made;

●      TotalEnergies is making sufficient progress assessing the reserves and the economic and operating viability of the project. This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether TotalEnergies is waiting for governmental or other third-party authorization on a proposed project, or availability of capacity on an existing transport or processing facility.

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

In the event that, due to the price effect on reserves evaluation, the unit-of-production method does not reflect properly the useful life of the asset, an alternative depreciation method is applied based on the reserves evaluated with the price of the previous year. This was the case for fiscal year 2020 where the method of unit-of-production depreciation was applied to all assets over 2020 based on proved reserves measured with the price used in 2019. As of December 31, 2021, this alternative method is no longer applied as, given the price used to assess the reserves, the unit-of-production method correctly reflects the useful life of the assets.

With respect to phased development projects or projects subject to progressive well production start-up, the fixed assets’ depreciable amount, excluding production or service wells, is adjusted to exclude the portion of development costs attributable to the undeveloped reserves of these projects.

With respect to production sharing contracts, the unit-of-production method is based on the portion of production and reserves assigned to TotalEnergies taking into account estimates based on the contractual clauses regarding the reimbursement of exploration, development and production costs (cost oil/gas) as well as the sharing of hydrocarbon rights after deduction of cost oil (profit oil/gas).

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

●      if the project is financed by all TotalEnergies' debt, the capitalization of borrowing costs is based on the weighted average borrowing cost for the period.

Routine maintenance and repairs are charged to expense as incurred. The costs of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two consecutive major turnarounds.

Other property, plant and equipment are depreciated using the straight-line method over their useful lives, which are as follows:

● Furniture, office equipment, machinery and tools	3-12 years
● Transportation equipment	5-20 years
● Storage tanks and related equipment	10-15 years
● Specialized complex installations and pipelines	10-30 years
● Buildings	10-50 years

Form 20-F 2021 TotalEnergies	F-39

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

As of December 31, 2021		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	212,264	(149,221)	63,043
Unproved properties	1,635	(268)	1,367
Work in progress	18,463	(831)	17,632
Subtotal	232,362	(150,320)	82,042
Other property, plant and equipment
Land	3,145	(973)	2,172
Machinery, plant and equipment (including transportation equipment)	38,285	(26,425)	11,860
Buildings	10,558	(6,646)	3,912
Work in progress	3,625	(8)	3,617
Other	10,434	(7,478)	2,956
Subtotal	66,047	(41,530)	24,517
TOTAL PROPERTY, PLANT AND EQUIPMENT	298,409	(191,850)	106,559

As of December 31, 2020		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	215,892	(147,914)	67,978
Unproved properties	2,978	(268)	2,710
Work in progress	13,873	(861)	13,012
Subtotal	232,743	(149,043)	83,700
Other property, plant and equipment
Land	2,999	(905)	2,094
Machinery, plant and equipment (including transportation equipment)	39,506	(27,381)	12,125
Buildings	11,184	(6,858)	4,326
Work in progress	3,063	(1)	3,062
Other	10,983	(7,955)	3,028
Subtotal	67,735	(43,100)	24,635
TOTAL PROPERTY, PLANT AND EQUIPMENT	300,478	(192,143)	108,335

As of December 31, 2019		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	210,071	(130,134)	79,937
Unproved properties	2,160	(288)	1,872
Work in progress	12,056	(569)	11,487
Subtotal	224,287	(130,991)	93,296
Other property, plant and equipment
Land	2,826	(792)	2,034
Machinery, plant and equipment (including transportation equipment)	36,747	(25,548)	11,199
Buildings	10,519	(6,032)	4,487
Work in progress	2,501	(2)	2,499
Other	10,137	(7,244)	2,893
Subtotal	62,730	(39,618)	23,112
TOTAL PROPERTY, PLANT AND EQUIPMENT	287,017	(170,609)	116,408

Change in net property, plant and equipment is analyzed in the following table:

					Currency
	Net amount as of			Depreciation and	translation		Net amount as of
(M$)	January 1,	Expenditures	Disposals	impairment	adjustment	Other	December 31,
2021	108,335	11,647	(705)	(13,133)	(1,739)	2,154	106,559
2020	116,408	9,980	(611)	(21,544)	1,706	2,396	108,335
2019	113,324	11,426	(1,052)	(15,097)	(270)	8,077	116,408

In 2021, the heading “Disposals” mainly includes the sale of non-operated assets in Gabon for $397 million.

In 2021, the heading “Depreciation and impairment” includes the impact of impairments of assets recognized for an amount of $615 million including the Company's assets in Myanmar and unconventional assets in the United States (see Note 3 paragraph D to the Consolidated Financial Statements).

In 2021, the heading “Other” includes the impact of changes in the consolidation scope, and the impact of the new IFRS 16 contracts of the period (mainly new chartering contracts) for an amount of $1,786 million.

In 2020, the heading “Disposals” mainly included the sale of non strategic assets in the United Kingdom for $240 million.

In 2020, the heading “Depreciation and impairment” included the impact of impairments of assets recognized for an amount of $8,629 million (see Note 3 paragraph D to the Consolidated Financial Statements).

In 2020, the heading “Other” included the impact of changes in the consolidation scope, the impact of the new IFRS 16 contracts of the period (mainly LNG carriers and FPSO vessels) for an amount of $1,815 million, and the reversal of the reclassification under IFRS 5 as at December 31, 2019 for $434 million corresponding to disposals (mainly non strategic assets in the United Kingdom and Total E&P Deep Offshore Borneo BV).

In 2019, the heading "Disposals" mainly included the impact of the 4% sale of Ichthys LNG in Australia.

In 2019, the heading "Depreciation and impairment" included the impact of impairments of assets recognized for an amount of $669 million (see Note 3 paragraph D to the Consolidated Financial Statements).

F-40	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

In 2019, the heading "Other" principally corresponded to the effect of the first application of IFRS 16 for an amount of $5,698 million, the entries in the consolidation scope (including Anadarko assets for $767 million), and the reversal of the reclassification under IFRS 5 as at December 31, 2018 for $812 million corresponding to disposals.

Following the application of IFRS 16 “Leases”, property, plant and equipment as at December 31, 2021, 2020 and 2019 presented above include the following amounts for rights of use of assets:

As of December 31, 2021		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	3,228	(1,683)	1,545
Other property, plant and equipment
Land	1,441	(324)	1,117
Machinery, plant and equipment (including transportation equipment)	4,910	(1,819)	3,091
Buildings	1,853	(561)	1,292
Other	712	(404)	308
Subtotal	8,916	(3,108)	5,808
TOTAL PROPERTY, PLANT AND EQUIPMENT	12,144	(4,791)	7,353

As of December 31, 2020		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	2,758	(1,297)	1,461
Other property, plant and equipment
Land	1,187	(222)	965
Machinery, plant and equipment (including transportation equipment)	4,606	(1,631)	2,975
Buildings	1,778	(385)	1,393
Other	682	(286)	396
Subtotal	8,253	(2,524)	5,729
TOTAL PROPERTY, PLANT AND EQUIPMENT	11,011	(3,821)	7,190

As of December 31, 2019		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	2,482	(517)	1,965
Other property, plant and equipment
Land	1,031	(104)	927
Machinery, plant and equipment (including transportation equipment)	3,527	(999)	2,528
Buildings	1,545	(201)	1,344
Other	483	(134)	349
Subtotal	6,586	(1,438)	5,148
TOTAL PROPERTY, PLANT AND EQUIPMENT	9,068	(1,955)	7,113

Note 8 Equity affiliates, other investments and related parties

8.1 EQUITY AFFILIATES: INVESTMENTS AND LOANS

Accounting principles

Under the equity method, the investment in the associate or joint venture is initially recognized at acquisition cost and subsequently adjusted to recognize TotalEnergies’ share of the net income and other comprehensive income of the associate or joint venture.

Unrealized gains on transactions between TotalEnergies and its equity-accounted entities are eliminated to the extent of TotalEnergies’ interest in the equity accounted entity.

In equity affiliates, goodwill is included in investment book value.

In cases where TotalEnergies holds less than 20% of the voting rights in another entity, the determination of whether TotalEnergies exercises significant influence is also based on other facts and circumstances: representation on the Board of Directors or an equivalent governing body of the entity, participation in policy-making processes, including participation in decisions relating to dividends or other distributions, significant transactions between the investor and the entity, exchange of management personnel, or provision of essential technical information.

The contribution of equity affiliates in the consolidated balance sheet, consolidated statement of income and consolidated statement of comprehensive income is presented below:

Equity value
As of December 31,
(M$)	2021	2020	2019
Total Associates	17,244	15,745	17,026
Total Joint ventures	9,277	7,102	6,097
Total	26,521	22,847	23,123
Loans	4,532	5,129	3,999
TOTAL	31,053	27,976	27,122

Profit/(loss)
(M$)	2021	2020	2019
Total Associates	1,186	753	2,534
Total Joint ventures	2,252	(301)	872
TOTAL	3,438	452	3,406

Form 20-F 2021 TotalEnergies	F-41

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

Other comprehensive income
(M$)	2021	2020	2019
Total Associates	734	(1,704)	592
Total Joint ventures	(28)	(127)	(184)
TOTAL	706	(1,831)	408

A)  Information related to associates

Information (100% gross) related to significant associates is as follows:

Exploration & production activites	Novatek(a)			Liquefaction entities			PetroCedeño(a)
(M$)	2021	2020	2019	2021	2020	2019	2020	2019
Non current assets	26,954	23,748	24,081	39,348	34,273	30,578	4,008	3,994
Current assets	8,208	4,170	6,898	11,075	7,537	9,994	6,428	7,457
TOTAL ASSETS	35,162	27,918	30,979	50,423	41,810	40,572	10,436	11,451
Shareholder’s equity	25,944	22,160	24,884	23,867	23,403	23,640	4,548	4,548
Non current liabilities	3,246	3,164	3,727	19,659	13,608	11,445	73	76
Current liabilities	5,972	2,594	2,368	6,897	4,799	5,487	5,815	6,827
TOTAL LIABILITIES	35,162	27,918	30,979	50,423	41,810	40,572	10,436	11,451
Revenue from sales	15,876	9,733	13,227	23,243	15,584	22,684	66	356
Net income	5,871	1,759	8,260	8,056	2,416	5,692	–	(33)
Other comprehensive income	(82)	(3,206)	1,807	–	–	–	–	–
% owned	19.40%	19.40%	19.40%				30.32%	30.32%
Equity value	6,243	5,596	6,469	5,582	5,534	5,493	1,379	1,379
Including goodwill and identifiable assets	1,210	1,297	1,641	1,832	1,837	1,714	–	–
Profit/(loss)	1,065	264	1,508	1,024	237	637	–	(10)
Share of Other Comprehensive Income, net amount	446	(1,409)	634	85	(122)	23	–	–
Dividends paid to TotalEnergies	387	229	266	817	406	752	–	–
(a)	Information includes the best Company’s estimates of results at the date of TotalEnergies’ financial statements.

Novatek, listed in Moscow and London, is the 2nd largest producer of natural gas in Russia. TotalEnergies’ share of Novatek’s market value amounted to $13,452 million as at December 31, 2021. Novatek is consolidated by the equity method. TotalEnergies exercises significant influence particularly through its representation on the Board of Directors of Novatek and its interest in Yamal LNG and the project Arctic LNG 2.

TotalEnergies is not aware of significant restrictions limiting the ability of OAO Novatek to transfer funds to its shareholder, be it under the form of dividends, repayment of advances or loans made.

TotalEnergies’ interests in associates operating liquefaction plants are combined. The amounts include investments in: Nigeria LNG (15.00%), TotalEnergies LNG Angola (13.60%), Yemen LNG (39.62%), Qatar Liquefied Gas Company Limited (Qatargas) (10.00%), Qatar Liquefied Gas Company Limited II (16.70%), Oman LNG (5.54%), and Abu Dhabi Gas Liquefaction Company Limited (5.00%), Arctic LNG 2 (10.00%).

TotalEnergies’ stake in PetroCedeño was sold in July 2021.

Adani Green
Renewables and Electricity activities	Energy Limited (b)
(M$)	2021
Non current assets	6,223
Current assets	1,042
TOTAL ASSETS	7,265

Shareholder’s equity	316
Non current liabilities	5,560
Current liabilities	1,389
TOTAL LIABILITIES	7,265

Revenue from sales	545
Net income	35
Other comprehensive income	(10)

% owned	20.00%
Equity value	2,102
including goodwill and identifiable assets	2,039
Profit/(loss)	7
Share of Other Comprehensive Income, net amount	6
Dividends paid to TotalEnergies	–

(b)	Interest acquired in 2021

F-42	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

	Saudi Aramco Total
Refining & Chemicals activities	Refining & Petrochemicals			Qatar
(M$)	2021	2020	2019	2021	2020	2019
Non current assets	10,264	10,698	10,976	3,909	4,105	4,160
Current assets	2,221	1,211	1,793	1,908	1,521	1,571
TOTAL ASSETS	12,485	11,909	12,769	5,817	5,626	5,731

Shareholder’s equity	1,164	1,256	2,113	2,693	2,717	2,676
Non current liabilities	7,322	7,994	8,098	1,906	2,171	2,150
Current liabilities	3,999	2,659	2,558	1,218	738	905
TOTAL LIABILITIES	12,485	11,909	12,769	5,817	5,626	5,731
Revenue from sales	11,123	6,031	10,522	9,266	5,222	8,225
Net income	(245)	(686)	(171)	649	91	42
Other comprehensive income	155	(171)	(124)	(5)	–	111
% owned	37.50%	37.50%	37.50%
Equity value	437	471	792	693	716	706
including goodwill and identifiable assets	–	–	–	–	–	–
Profit/(loss)	(92)	(257)	(64)	174	57	91
Share of Other Comprehensive Income, net amount	116	(128)	(33)	13	(16)	14
Dividends paid to TotalEnergies	–	–	–	199	63	159

Saudi Aramco Total Refining & Petrochemicals is an entity including a refinery in Jubail, Saudi Arabia, with a capacity of 460,000 barrels/day with integrated petrochemical units.

The TotalEnergies’ interests in associates of the Refining & Chemicals segment, operating steam crackers and polyethylene lines in Qatar have been combined: Qatar Petrochemical Company Ltd. (20.00%), Qatofin (49.09%), Laffan Refinery (10.00%) and Laffan Refinery II (10.00%).

B)  Information related to joint ventures

The information (100% gross) related to significant joint ventures is as follows:

	Liquefaction entities			Hanwha Total Petrochemicals
	(Integrated Gas, Renewables & Power)			(Refining & Chemicals)
(M$)	2021	2020	2019	2021	2020	2019
Non current assets	66,924	70,425	70,279	4,443	4,664	4,310
Current assets excluding cash and cash equivalents	2,912	1,513	1,866	2,117	1,575	1,842
Cash and cash equivalents	2,312	1,834	1,678	151	303	322
TOTAL ASSETS	72,148	73,772	73,823	6,711	6,542	6,474
Shareholder’s equity	9,956	4,433	7,151	3,538	3,443	3,319
Other non current liabilities	8,205	8,259	6,864	164	167	150
Non current financial debts	50,920	58,128	56,379	1,241	1,703	1,761
Other current liabilities	3,067	2,952	3,429	1,055	583	756
Current financial debts	–	–	–	713	646	488
TOTAL LIABILITIES	72,148	73,772	73,823	6,711	6,542	6,474
Revenue from sales	14,380	8,543	9,240	8,600	5,734	8,437
Depreciation and depletion of tangible assets and mineral interests	(3,058)	(3,130)	(3,040)	(312)	(278)	(256)
Interest income	–	2	5	–	–	–
Interest expense	(2,599)	(2,972)	(2,993)	(44)	(2)	(14)
Income taxes	(1,448)	77	(270)	(222)	(69)	(124)
Net income	5,600	(2,399)	383	620	133	302
Other comprehensive income	323	(323)	(429)	(308)	194	(116)
% owned				50.00%	50.00%	50.00%
Equity value	2,725	1,602	2,318	1,769	1,721	1,660
including goodwill and identifiable assets	502	546	660	–	–	–
Profit/(loss)	1,119	(633)	(19)	310	67	150
Share of Other Comprehensive Income, net amount	84	(84)	(112)	(150)	87	(68)
Dividends paid to TotalEnergies	81	–	–	109	102	200

TotalEnergies’ interests in joint ventures operating liquefaction plants have been combined. The amounts include investments in Yamal LNG in Russia (20.02% direct holding) and Ichthys LNG in Australia (26.00%).

Hanwha Total Petrochemicals is a South Korean company that operates a petrochemical complex in Daesan (condensate separator, steam cracker, styrene, paraxylene, polyolefins).

Off balance sheet commitments relating to joint ventures are disclosed in Note 13 of the Consolidated Financial Statements.

Form 20-F 2021 TotalEnergies	F-43

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

C)  Other equity consolidated affiliates

In TotalEnergies share, the main aggregated financial items in equity consolidated affiliates including assets held for sale, which have not been presented individually are as follows:

	2021		2020		2019
As of December 31,		Joint		Joint		Joint
(M$)	Associates	ventures	Associates	ventures	Associates	ventures
Non Current assets	5,987	9,745	5,454	7,002	5,435	4,287
Current assets	1,849	1,799	1,299	1,671	1,357	1,276
TOTAL ASSETS	7,836	11,544	6,753	8,673	6,792	5,563
Shareholder’s equity	1,366	2,531	1,183	1,963	1,405	1,437
Non current liabilities	5,455	7,460	4,881	5,469	4,412	3,091
Current liabilities	1,015	1,553	689	1,241	975	1,035
TOTAL LIABILITIES	7,836	11,544	6,753	8,673	6,792	5,563

	2021		2020		2019
For the year ended December 31,		Joint		Joint		Joint
(M$)	Associates	ventures	Associates	ventures	Associates	ventures
Revenues from sales	2,450	4,850	2,154	3,116	2,190	3,535
NET INCOME	514	381	478	202	383	288
Share of other comprehensive income items	68	38	(29)	(130)	(46)	(4)
Equity value	2,188	4,782	2,049	3,779	2,187	2,119
Profit/(Loss)	(992)	823	452	265	372	741
Dividends paid to TotalEnergies	498	96	409	59	362	50

8.2 OTHER INVESTMENTS

Accounting principles

Other investments are equity instruments and are measured according to IFRS 9 at fair value through profit and loss (default option). On initial recognition, the standard allows to make an election to record the changes of fair value in other comprehensive income. For these equity instruments, only dividends can be recognized in profit or loss.

TotalEnergies recognizes changes in fair value in equity or in profit or loss according to the option chosen on an instrument by instrument basis.

For quoted shares on active markets, this fair value is based on the market price.

	As of			As of
As of December 31, 2021	January 1,	Increase -	Change in	December 31,
(M$)	2021	Decrease	fair value	2021
Enphase Energy Inc	613	(177)	21	457
Tellurian Investments Inc.	57	(111)	54	–
Other shares through fair value OCI (unit value < $50M)	113	12	(9)	116
Equity instruments recorded through fair value OCI	783	(276)	66	573
BBPP	58	(58)	–	–
BTC Limited	27	–	(13)	14
Other shares through fair value P&L (unit value < $50M)	1,139	(106)	5	1,038
Equity instruments recorded through fair value P&L	1,224	(164)	(8)	1,052
TOTAL EQUITY INSTRUMENTS	2,007	(440)	58	1,625

	As of			As of
As of December 31, 2020	January 1,	Increase -	Change in	December 31,
(M$)	2020	Decrease	fair value	2020
Enphase Energy Inc	173	(251)	691	613
Tellurian Investments Inc.	207	(1)	(149)	57
Other shares through fair value OCI (unit value < $50M)	126	(4)	(9)	113
Equity instruments recorded through fair value OCI	506	(256)	533	783
BBPP	62	(4)	–	58
BTC Limited	28	–	(1)	27
Tas Helat Marketing Company (a)	108	(108)	–	–
Other shares through fair value P&L (unit value < $50M)	1,074	84	(19)	1,139
Equity instruments recorded through fair value P&L	1,272	(28)	(20)	1,224
TOTAL EQUITY INSTRUMENTS	1,778	(284)	513	2,007
(a)	Tas Helat Marketing Company is a joint venture with SAUDI ARAMCO to develop the retail business. It was consolidated in 2020 (using the equity method).

F-44	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

	As of			As of
As of December 31, 2019	January 1,	Increase -	Change in	December 31,
(M$)	2019	Decrease	fair value	2019
Enphase Energy Inc	36	(5)	142	173
Tellurian Investments Inc.	207	–	–	207
Other shares through fair value OCI (unit value < $50M)	119	7	–	126
Equity instruments recorded through fair value OCI	362	2	142	506
BBPP	62	–	–	62
BTC Limited	50	–	(22)	28
Tas Helat Marketing Company (a)	–	108	–	108
Total Lubrificantes do Brasil(b)	111	(111)	–	–
Other shares through fair value P&L (unit value < $50M)	836	238	–	1,074
Equity instruments recorded through fair value P&L	1,059	235	(22)	1,272
TOTAL EQUITY INSTRUMENTS	1,421	237	120	1,778
(a)	Tas Helat Marketing Company is a joint venture with SAUDI ARAMCO to develop the retail business. It will be consolidated in 2020 (using the equity method).
(b)	Total Lubrificantes do Brasil was consolidated in 2019.

8.3 RELATED PARTIES

The main transactions as well as receivable and payable balances with related parties (principally non-consolidated subsidiaries and equity consolidated affiliates) are detailed as follows:

As of December 31,
(M$)	2021	2020	2019
Balance sheet
Receivables
Debtors and other debtors	809	545	486
Loans (excl. loans to equity affiliates)	113	89	42
Payables
Creditors and other creditors	1,347	662	968
Debts	2	3	2

For the year ended December 31,
(M$)	2021	2020	2019
Statement of income
Sales	4,250	3,134	4,127
Purchases	(13,473)	(7,183)	(10,158)
Financial income	–	1	4
Financial expense	(8)	(6)	(4)

8.4 COMPENSATION FOR THE ADMINISTRATION AND MANAGEMENT BODIES

The aggregated amount of direct and indirect compensation accounted by the French and foreign affiliates of TotalEnergies, for all executive officers of TotalEnergies as of December 31 and for the members of the Board of Directors who are employees of TotalEnergies, is detailed below.

During fiscal year 2020, the Corporation, taking into account the definition from US regulations applicable to Executive Officers and in the interest of harmonization, has chosen to reduce the list of its Executive Officers to the members of the Executive Committee in order to align this list with the list of “Persons Discharging Managerial Responsibilities” (PDMR) within the sense of Article 19.5 of Regulation (EU) No. 596/2014 on Market Abuse (“Regulation”). For the purposes of this Regulation, PDMRs are defined as the persons referred to in Article L. 621-18-2 (a) of the French Monetary and Financial Code (the “Directors”) and the persons referred to in Article L. 621-18-2 (b) of the same code that TotalEnergies SE has defined as the members of TotalEnergies Executive Committee (“Comex”).

As of December 31, 2021 and December 31, 2020, TotalEnergies Executive Officers are the members of the Executive Committee, i.e. eight people.

As of December 31, 2019, TotalEnergies Executive Officers included the members of the Executive Committee and the four directors of the corporate functions members of TotalEnergies Performance Management Committee (Communication, Legal, Health, Safety and Environment, Investor relations), and the TotalEnergies Treasurer, i.e. thirteen people.

Form 20-F 2021 TotalEnergies	F-45

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

There are three employees members of the Board of Directors on December 31, 2021 and December 31, 2020. They were two on December 31, 2019. The increase in the number of employees members results from the appointment of a second director representing employees on the Board of Directors in accordance with the French “Pacte law” of May 22, 2019.

For the year ended December 31,
(M$)	2021	2020	2019
Number of people	11	11	15
Direct or indirect compensation	11.9	12.6	15.0
Pension expenses (a)	1.4	1.5	(4.9)
Share-based payments expense (IFRS 2) (b)	4.9	7.2	8.7

(a)

The benefits provided for Executive Officers of TotalEnergies and the members of the Board of Directors, who are employees of TotalEnergies, include severance to be paid upon retirement, supplementary pension schemes and insurance plans, which represent a commitment of $90.7 million as of December 31, 2021 (against $129.0 million as of December 31, 2020 and $113.3 million as of December 31, 2019). Converted into Euros, this commitment amounts to €80.1 million as of December 31, 2021 (against €105.2 million as of December 31, 2020 and €100.8 million as of December 31, 2019).

(b)

Share-based payments expense computed for the Executive Officers and the members of the Board of Directors who are employees of TotalEnergies and based on the principles of IFRS 2 “Share-based payments” described in Note 9.

Restating the 2019 data to the scope of TotalEnergies’ Executive Officers as defined in 2020, the detail of the compensation is as follows:

For the year ended December 31,
(M$)	2021	2020	2019
Number of people	11	11	10
Direct or indirect compensation	11.9	12.6	12.0
Pension expenses	1.4	1.5	(2.4)
Share-based payments expense (IFRS2)	4.9	7.2	7.7

The compensation allocated to members of the Board of Directors as directors’ fees totaled $2.06 million in 2021 ($1.44 million in 2020 and $1.57 million in 2019).

Note 9 Shareholders’ equity and share-based payments

9.1 SHAREHOLDERS’ EQUITY

Number of TotalEnergies shares and rights attached

As of December 31, 2021, the share capital of TotalEnergies SE amounts to €6,601,073,322.50, divided into 2,640,429,329 shares, with a par value of €2.50. There is only one category of shares. The shares may be held in either registered or bearer form.

The authorized share capital amounts to 3,686,636,841 shares as of December 31, 2021 compared to 3,668,371,962 shares as of December 31, 2020 and 3,593,399,547 shares as of December 31, 2019.

A double voting right is assigned to shares that are fully-paid and held in registered form in the name of the same shareholder for at least two years, with due consideration for the total portion of the share capital represented. A double voting right is also assigned, in the event of an increase in share capital by incorporation of reserves, profits or premiums, to registered shares granted without charge to a shareholder due to shares already held that are entitled to this right.

Pursuant to the Corporation’s bylaws (Statutes), no shareholder may cast a vote at a Shareholders’ Meeting, either by himself or through an agent, representing more than 10% of the total voting rights for the Corporation’s shares. This limit applies to the aggregated amount of voting rights held directly, indirectly or through voting proxies. However, in the case of double voting rights, this limit may be extended up to 20% of the total voting rights for the Corporation’s shares.

These restrictions no longer apply if any individual or entity, acting alone or in concert, acquires at least two-thirds of the total share capital of the Corporation, directly or indirectly, following a public tender offer for all of the Corporation’s shares.

Share cancellation

The Board of Directors, pursuant to the authorization granted by the Extraordinary Shareholders’ Meeting on May 26, 2017, in the thirteenth resolution to reduce, on one or more occasions, the Corporation’s share capital by cancelling shares, in accordance with the provisions of Articles L. 225-209 and L. 225-213 of the French Commercial Code, has proceeded with the following cancellation of TotalEnergies shares:

					Percentage
		Number of shares	Buybacks for the purpose of		of the share
	Board of Directors’	bought back and	cancellation of the	the shareholder	capital
Fiscal year	decision date	cancelled	dilution(a)	return policy	cancelled(b)
2021	February 8, 2021	23,284,409 shares bought back between October 31, 2019 and March 9, 2020	n/a	23,284,409 shares	0.88%
2019	December 11, 2019	65,109,435 shares bought back between October 29, 2018 and September 9, 2019	34,860,133 shares issued as payment for the 1st, 2nd and 3rd 2018 interim dividends	30,249,302 shares	2.44%
(a)	Cancellation of the dilution for the shares issued, without discount, for the scrip dividend.
(b)	Percentage of the share capital that the cancelled shares represented on the operations’ date.

F-46	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Variation of the number of shares composing the share capital

AS OF DECEMBER 31, 2018 (a)		2,640,602,007
	2019 Capital increase reserved for employees	10,047,337
	Capital increase as payment of the scrip dividend (second and third 2018 interim dividend)	16,076,936
	Exercise of TotalEnergies share subscription options	264,230
	Capital reduction by cancellation of treasury shares	(65,109,435)
AS OF DECEMBER 31, 2019 (b)		2,601,881,075
	Deferred contribution pursuant to the 2015 capital increase reserved for employees	18,879
	2020 Capital increase reserved for employees	13,160,383
	Capital increase as payment of the scrip dividend (final 2019 dividend)	38,063,688
AS OF DECEMBER 31, 2020 (c)		2,653,124,025
	Capital reduction by cancellation of treasury shares	(23,284,409)
	2021 Capital increase reserved for employees	10,589,713
AS OF DECEMBER 31, 2021 (d)		2,640,429,329
(a)	Including 32,473,281 treasury shares deducted from consolidated shareholders’ equity.
(b)	Including 15,474,234 treasury shares deducted from consolidated shareholders’ equity.
(c)	Including 24,392,703 treasury shares deducted from consolidated shareholders’ equity.
(d)	Including 33,841,104 treasury shares deducted from consolidated shareholders’ equity.

Capital increase reserved for employees

The Extraordinary Shareholders’ Meeting (“ESM”) of May 28, 2021, in its seventeenth resolution, granted the authority to the Board of Directors to carry out, a capital increase, in one or more occasions within a maximum period of twenty-six months, reserved to members (employees and retirees) of a company or group savings plan of the Corporation (“ESOP”).

In fiscal year 2021, the Board of Directors of September 15, 2021, by virtue of the seventeenth resolution above-mentioned, decided to proceed with a capital increase reserved for employees and retirees within the limit of 18 million shares with immediate dividend rights. On this occasion, the Board of Directors has granted all powers to the Chairman and Chief Executive Officer to determine the opening and closing dates of the subscription period and the subscription price. This capital increase is expected to be completed after the Shareholders’ Meeting of May 25, 2022.

During the fiscal years 2021, 2020 and 2019, the Corporation completed the following ESOP, which terms are set out below:

Fiscal year	2021	2020	2019
Date of the ESOP	June 9, 2021	June 11, 2020	June 6, 2019
By virtue of	20th resolution of the ESM of May 29, 2020	18th resolution of the ESM of June 1, 2018	18th resolution of the ESM of June 1, 2018
Subscriptions
Number of shares subscribed	10,376,190	12,952,925	9,845,111
Subscription price	30.50 euros	26.20 euros	40.10 euros
Free shares
Number of shares granted	213,523	207,458	202,226
By virtue of		19th resolution of the ESM of June 1, 2018	19th resolution of the ESM of June 1, 2018
Deferred contribution
Number of shares granted	–	1,380	5,932
Number of beneficiaries	–	276	1,187
End of the acquisition period	–	June 11, 2025	June 6, 2024

Treasury shares

Accounting principles

Treasury shares held by TotalEnergies SE, or by its subsidiaries are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.

Number of treasury shares held by TotalEnergies SE

As of December 31,	2021	2020	2019
Number of treasury shares held by TotalEnergies SE	33,841,104	24,392,703	15,474,234
Percentage of share capital	1.28%	0.92%	0.59%
Of which shares acquired with the intention to cancel them	30,665,526	23,284,409	11,051,144
Of which shares allocated to TotalEnergies share performance plans	3,103,018	1,055,446	4,357,324
Of which shares intended to be allocated to new share performance or purchase options plans	72,560	52,848	65,766

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

As of December 31, 2021, paid-in surplus relating to TotalEnergies SE amounted to €36,030 million (€36,722 million as of December 31, 2020 and €35,415 million as of December 31, 2019).

Form 20-F 2021 TotalEnergies	F-47

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of TotalEnergies SE would be taxed for an approximate amount of $362 million as of December 31, 2021 ($492 million as of December 31, 2020 and $575 million as of December 31, 2019) due to additional corporation tax applied on regulatory reserves so that they become distributable.

Earnings per share

Accounting principles

Earnings per share is calculated by dividing net income (TotalEnergies share) by the weighted-average number of common shares outstanding during the period, excluding TotalEnergies shares held by TotalEnergies SE (Treasury shares) which are deducted from consolidated shareholders’ equity.

Diluted earnings per share is calculated by dividing net income (TotalEnergies share) by the fully-diluted weighted-average number of common shares outstanding during the period. Treasury shares held by the parent company, TotalEnergies SE are deducted from consolidated shareholders’ equity. These shares are not considered outstanding for purposes of this calculation which also takes into account the dilutive effect of share subscription or purchase options plans, share grants and capital increases with a subscription period closing after the end of the fiscal year.

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

The variation of both weighted-average number of shares and weighted-average number of diluted shares respectively, as of December 31, respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2021	2020	2019
Number of shares as of January 1,	2,653,124,025	2,601,881,075	2,640,602,007
TotalEnergies shares held by TotalEnergies SE or by its subsidiaries and deducted from shareholders' equity	(24,392,703)	(15,474,234)	(32,473,281)
Evolution of the number of shares during the financial year (pro-rated)
Exercise of TotalEnergies share subscription options	–	–	157,153
Final grant of TotalEnergies performance shares	3,810,430	2,154,064	2,140,576
Capital increase reserved for employees (a)	6,177,333	7,689,476	5,860,947
Capital increase as payment of the scrip dividend	–	17,445,857	12,360,894
Buyback of TotalEnergies treasury shares including:	(7,296,460)	(11,669,489)	(27,026,481)
Shares repurchased during the fiscal year to cancel the dilution caused by the scrip dividend payment and within the framework of the share buyback program	(3,762,794)	(10,666,710)	(24,818,443)
Shares repurchased during the fiscal year to cover for the performance share plans	(3,533,666)	(1,002,779)	(2,208,038)
WEIGHTED-AVERAGE NUMBER OF SHARES	2,631,422,625	2,602,026,749	2,601,621,815
Dilutive effect
Grant of TotalEnergies share subscription or purchase options	–	–	33,636
Grant of TotalEnergies performance shares	14,492,673	–	14,593,030
Capital increase reserved for employees(a)	1,552,947	–	1,759,407
WEIGHTED-AVERAGE NUMBER OF DILUTED SHARES AS OF DECEMBER 31,(b)	2,647,468,245	2,602,026,749	2,618,007,888

(a)    Including the capital increase in consideration to the deferred contribution pursuant to the capital increase reserved for employees.

(b)    In 2020, the effect generated by the grant of TotalEnergies performance shares and by the capital increase reserved for employees (19,007,836 shares) is anti-dilutive. In accordance with IAS 33, the weighted-average number of diluted shares is therefore equal to the weighted-average number of shares.

Earnings per share in euros

The earnings per share in euros, converted from the earnings per share in dollars, by using the average exchange rate euro/dollar, is €5.03 per share for 2021 closing (€(2.54) for 2020 closing). The fully-diluted earnings per share calculated by using the same method is €5.01 per share for 2021 closing (€(2.54) for 2020 closing).

Dividend

The Board of Directors, on February 9, 2022, after approving the financial statements for the 2021 fiscal year, decided to propose to the Shareholders’ Meeting on May 25, 2022 the payment of a €2.64 dividend per share for the fiscal year 2021. Subject to the Shareholders’ decision, considering the first three interim dividends already decided by the Board of Directors, the final dividend for the fiscal year 2021 will be €0.66 per share.

2021 Dividend	First interim	Second interim	Third interim	Final
Amount	€0.66	€0.66	€0.66	€0.66
Set date	April 28, 2021	July 28, 2021	October 27, 2021	May 25, 2022
Ex-dividend date	September 21, 2021	January 3, 2022	March 22, 2022	June 21, 2022
Payment date	October 1, 2021	January 13, 2022	April 1, 2022	July 1, 2022

F-48	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Issuances of perpetual subordinated notes

On 17 January 2022, TotalEnergies SE issued two tranches of perpetual subordinated notes in euro:

-	Deeply subordinated notes 2.000% perpetual maturity callable after 5.25 years (€1,000 million); and
-	Deeply subordinated notes 3.250% perpetual maturity callable after 15 years (€750 million).

These two tranches were issued to refinance the €1,750 million perpetual subordinated notes with a first call date scheduled in May 2022.

On 25 January 2021, TotalEnergies SE issued two tranches of perpetual subordinated notes in euro:

-	Deeply subordinated notes 1.625% perpetual maturity callable after 7 years (€1,500 million); and
-	Deeply subordinated notes 2.125% perpetual maturity callable after 12 years (€1,500 million).

In 2020, TotalEnergies SE issued perpetual subordinated notes in euro:

-	Deeply subordinated notes 2.000% perpetual maturity callable after 10 years (€1,000 million).

In parallel with this issuance, TotalEnergies SE partially tendered perpetual 2.250% subordinated notes issued in 2015 (of which the outstanding nominal amount before the operation was €1,000 million following a first partial tender executed in April 2019) for an amount of €703 million. Following this transaction, the new nominal amount of the tendered tranche was €297 million and TotalEnergies’ total outstanding amount of perpetual subordinated notes rose temporarily by €297 million. This residual amount was fully repaid in February 2021 on its first call date.

In 2019, TotalEnergies SE issued perpetual subordinated notes in euro:

-	Deeply subordinated notes 1.750% perpetual maturity callable after 5 years (€1,500 million).

In parallel with this issuance, TotalEnergies SE partially tendered perpetual 2.250% subordinated notes issued in 2015 for an amount of €1,500 million. Following this transaction, the new nominal amount of the tranche tendered was €1,000 million and TotalEnergies’ total outstanding amount of perpetual subordinated notes remained unchanged.

In 2018 and 2017, TotalEnergies SE did not issue any perpetual subordinated notes.

In 2016, TotalEnergies SE issued three tranches of perpetual subordinated notes in euro:

-	Deeply subordinated notes 3.875% perpetual maturity callable after 6 years (€1,750 million);
-	Deeply subordinated notes 2.708% perpetual maturity callable after 6.6 years (€1,000 million); and
-	Deeply subordinated notes 3.369% perpetual maturity callable after 10 years (€1,500 million).

In 2015, TotalEnergies SE issued two tranches of perpetual subordinated notes in euro:

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

As of December 31, 2021, the amount of perpetual deeply subordinated notes booked in TotalEnergies shareholders' equity is $13,922 million. The coupons attributable to the holders of these securities are recognized as a deduction from TotalEnergies shareholders' equity for an amount of $368 million for fiscal year 2021 closing. The tax saving due to these coupons is booked in the statement of income.

Other comprehensive income

Detail of other comprehensive income showing both items potentially reclassifiable and those not potentially reclassifiable from equity to net income is presented in the table below:

For the year ended December 31,
(M$)	2021	2020	2019
Actuarial gains and losses	1,035	(212)	(192)
Change in fair value of investments in equity instruments	66	533	142
Tax effect	(411)	65	53
Currency translation adjustment generated by the parent company	(7,202)	7,541	(1,533)
Sub-total items not potentially reclassifiable to profit & loss	(6,512)	7,927	(1,530)
Currency translation adjustment	4,216	(4,645)	740
– Unrealized gain/(loss) of the period	4,380	(4,607)	800
– Less gain/(loss) included in net income	164	38	60
Cash flow hedge	278	(313)	(599)
– Unrealized gain/(loss) of the period	109	(175)	(552)
– Less gain/(loss) included in net income	(169)	138	47
Variation of foreign currency basis spread	2	28	1
– Unrealized gain/(loss) of the period	(47)	(22)	(57)
– Less gain/(loss) included in net income	(49)	(50)	(58)
Share of other comprehensive income of equity affiliates, net amount	706	(1,831)	408
– Unrealized gain/(loss) of the period	626	(1,841)	421
– Less gain/(loss) included in net income	(80)	(10)	13
Other	(1)	(8)	(3)
Tax effect	(135)	72	202
Sub-total items potentially reclassifiable to profit & loss	5,066	(6,697)	749
TOTAL OTHER COMPREHENSIVE INCOME, NET AMOUNT	(1,446)	1,230	(781)

Form 20-F 2021 TotalEnergies	F-49

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

The currency translation adjustment by currency is detailed in the following table:

As of December 31, 2021			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Currency translation adjustment generated by the parent company	(7,202)	(7,202)	–	–	–
Currency translation adjustment	4,216	4,654	(180)	(1)	(257)
Currency translation adjustment of equity affiliates	536	730	4	(27)	(171)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(2,450)	(1,818)	(176)	(28)	(428)

As of December 31, 2020			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Currency translation adjustment generated by the parent company	7,541	7,541	–	–	–
Currency translation adjustment	(4,645)	(4,668)	115	(12)	(80)
Currency translation adjustment of equity affiliates	(1,657)	(851)	(11)	(886)	91
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	1,239	2,022	104	(898)	11

As of December 31, 2019			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Currency translation adjustment generated by the parent company	(1,533)	(1,533)	–	–	–
Currency translation adjustment	740	636	138	7	(41)
Currency translation adjustment of equity affiliates	607	149	(7)	530	(65)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(186)	(748)	131	537	(106)

Tax effects relating to each component of other comprehensive income are as follows:

	2021			2020			2019
For the year ended December 31,	Pre-tax	Tax	Net	Pre-tax	Tax	Net	Pre-tax	Tax	Net
(M$)	amount	effect	amount	amount	effect	amount	amount	effect	amount
Actuarial gains and losses	1,035	(372)	663	(212)	47	(165)	(192)	55	(137)
Change in fair value of investments in equity instruments	66	(39)	27	533	18	551	142	(2)	140
Currency translation adjustment generated by the parent company	(7,202)	–	(7,202)	7,541	–	7,541	(1,533)	–	(1,533)
Sub-total items not potentially reclassifiable to profit & loss	(6,101)	(411)	(6,512)	7,862	65	7,927	(1,583)	53	(1,530)
Currency translation adjustment	4,216	–	4,216	(4,645)	–	(4,645)	740	–	740
Cash flow hedge	278	(130)	148	(313)	79	(234)	(599)	202	(397)
Variation of foreign currency basis spread	2	(5)	(3)	28	(7)	21	1	–	1
Share of other comprehensive income of equity affiliates, net amount	706	–	706	(1,831)	–	(1,831)	408	–	408
Other	(1)	–	(1)	(8)	–	(8)	(3)	–	(3)
Sub-total items potentially reclassifiable to profit & loss	5,201	(135)	5,066	(6,769)	72	(6,697)	547	202	749
TOTAL OTHER COMPREHENSIVE INCOME	(900)	(546)	(1,446)	1,093	137	1,230	(1,036)	255	(781)

Non-controlling interests

As mentioned in Note 2.1 Main acquisitions and divestments, TotalEnergies has completed a transaction with GIP for a consideration of more than $750 million, with an effective date January 1, 2021. GIP's participation is recognized as non-controlling interest.

F-50	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

9.2 SHARE-BASED PAYMENTS

Accounting principles

TotalEnergies SE may grant employees share subscription or purchase options  plans, performance shares plans and offer its employees the opportunity to subscribe to reserved capital increases. These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.

The expense is equal to the fair value of the instruments granted. The expense is recognized on a straight-line basis over the period in which the advantages are acquired.

The fair value of the options is calculated using the Black-Scholes model at the grant date.

For performance shares plans, the fair value is calculated using the market price at the grant date after deducting the expected distribution rate during the vesting period.

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

A.  TotalEnergies share subscription or purchase option plans

Weighted
average
	2011 Plan		Total	exercise price
Date of the Shareholders’ Meeting	5/21/2010
Award date (a)	9/14/2011
Strike price	33.00	€
Expiry date	9/14/2019
Number of options
Existing options as of January 1, 2019	265,230		265,230	33.00	€
Granted	–		–	–
Cancelled(b)	(1,000)		(1,000)	33.00	€
Exercised	(264,230)		(264,230)	33.00	€
Existing options as of January 1, 2020	–		–	n/a
Granted	–		–	n/a
Cancelled	–		–	n/a
Exercised	–		–	n/a
Existing options as of January 1, 2021	–		–	n/a
Granted	–		–	n/a
Cancelled	–		–	n/a
Exercised	–		–	n/a
Existing options as of December 31, 2021	–		–	n/a
(a)	The grant date is the date of the Board meeting awarding the share subscription or purchase options.
(b)	Options that were not exercised on September 14, 2019 due to the expiry of 2011 Plan.

Options granted as part of 2011 Plan were exercisable, subject to a presence condition, after a 2-year period from the date of the Board meeting awarding the options and have expired eight years after this date. The underlying shares were not transferable during four years from the date of grant. The transfer restriction period did not apply to employees of non-French subsidiaries as of the date of the grant, who may have transferred the underlying shares after a 2-year period from the date of the grant.

The Extraordinary Shareholders’ Meeting of May 29, 2020 authorised the Board of Directors, for a period of thirty-eight months to grant share subscription or purchase options. Since the 2011 Plan, the Board of Directors has not decided any new grant of TotalEnergies share subscription or purchase option plan. All the option plans have expired.

Form 20-F 2021 TotalEnergies	F-51

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

B.  TotalEnergies Performance share plans

	2016	2017	2018	2019	2020	2021		Total
Date of the Shareholders’ Meeting	5/24/2016	5/24/2016	5/24/2016	6/1/2018	6/1/2018	6/1/2018
Award date	7/27/2016	7/26/2017	3/14/2018	3/13/2019	3/18/2020	5/28/2021
Date of the final award (end of the vesting period)	7/28/2019	7/27/2020	3/15/2021	3/14/2022	3/20/2023	5/29/2024
Transfer authorized as from	7/29/2021	7/28/2022	3/16/2023	3/15/2024	3/21/2025	5/30/2026
Grant date IFRS 2 fair value	35.37	€35.57	€36.22	€40.11	€12.40	€27.40	€
Number of performance shares
Outstanding as of January 1, 2019	5,543,220	5,650,919	6,070,795	–	–	–		17,264,934
Notified	–	–	–	6,447,069	–	–		6,447,069
Cancelled	(1,267,392)	(41,220)	(41,260)	(39,246)	–	–		(1,389,118)
Finally granted	(4,275,828)	(1,840)	(1,100)	(180)	–	–		(4,278,948)
Outstanding as of January 1, 2020	–	5,607,859	6,028,435	6,407,643	–	–		18,043,937
Notified	–	–	–	–	6,727,352	–		6,727,352
Cancelled	–	(1,313,687)	(55,830)	(44,289)	(18,691)	–		(1,432,497)
Finally granted	–	(4,294,172)	(10,740)	(10,890)	(1,773)	–		(4,317,575)
Outstanding as of January 1, 2021	–	–	5,961,865	6,352,464	6,706,888	–		19,021,217
Notified	–	–	–	–	–	6,764,548		6,764,548
Cancelled	–	–	(1,395,555)	(58,578)	(52,301)	(31,118)		(1,537,552)
Finally granted	–	–	(4,566,310)	(4,810)	(1,385)	(690)		(4,573,195)
OUTSTANDING AS OF DECEMBER 31, 2021	–	–	–	6,289,076	6,653,202	6,732,740		19,675,018

The performance shares, which are bought back by TotalEnergies SE on the market, are finally granted to their beneficiaries after a 3-year vesting period, from the date of the grant. The final grant is subject to a continued employment condition as well as:

-	two performance conditions for the 2016 to 2018 Plans,
-	three performance conditions for the 2019 Plan,
-	four performance conditions for the 2020 Plan, and
-	five performance conditions for the 2021 Plan.

Moreover, the transfer of the performance shares finally granted  under the 2016 to 2021 Plans will not be permitted until the end of a 2-year holding period from the date of the final grant.

2021 Plan

The Board of Directors granted performance shares, with effective date May 28, 2021, to certain employees and executive directors of TotalEnergies SE or its subsidiaries, subject to the fulfilment of the continued employment condition and five performance conditions.

The presence condition applies to all shares.

The performance conditions apply differently depending on the capacity of the beneficiaries. If all shares granted to senior executives are subject to performance conditions, the grant of the first 150 shares to non-senior executives are not subject to the performance condition abovementioned, which will, nonetheless, apply to any shares granted above this threshold.

The definitive number of granted shares will be based on the TSR (Total Shareholder Return), the annual variation of the net cash flow by share in dollars, the pre-dividend organic cash breakeven, the change in the greenhouse gas emissions on operated facilities (Scope 1 + 2), as well as the change in greenhouse gas emissions (Scope 3) of TotalEnergies’ customers in Europe relating to fiscal years 2021, 2022 and 2023, applied as follows:

-

For 25% of the shares, TotalEnergies will be ranked against its peers (ExxonMobil, Shell, BP and Chevron) each year during the three vesting years (2021, 2022 and 2023) based on the TSR criterion of the last quarter of the year in question, the dividend being considered reinvested based on the closing price on the ex-dividend date.

-

For 25% of the shares, TotalEnergies will be ranked against its peers (ExxonMobil, Shell, BP and Chevron) each year during the three vesting years (2021, 2022 and 2023) using the annual variation in net cash flow per share criterion expressed in dollars.

Based on the ranking, a grant rate will be determined each year for each of these two first criteria: 1st: 180% of the grant; 2nd: 130% of the grant; 3rd: 80% of the grant; 4th and 5th: 0%, with a maximum of 100%.

-	For 20% of the shares, the pre-dividend organic cash breakeven criterion will be assessed during the three vesting years (2021, 2022 and 2023) as follows:
-	the maximum grant rate, i.e. 100% for this criterion, will be achieved if the breakeven is less than or equal to $30/b,
-	the grant rate will be zero if the breakeven is greater than or equal to $40/b,
-	the interpolations are linear between these two points of reference.

The pre-dividend organic cash breakeven is defined as the Brent price for which the operating cash flow before working capital changes1 (MBA) covers the organic investments2. The ability of the TotalEnergies to resist to the variations of the Brent barrel price is measured by this parameter.

1 Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sales (effective first quarter 2020).

2 Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

F-52	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

-

For 15% of the shares, the change in the greenhouse gas emissions (GHG) on operated facilities (Scope 1 + 2) will be assessed each year as regard to the achievement of the target to reduce the GHG emissions set for fiscal years 2021, 2022 and 2023 and corresponding to 42.4 Mt CO2e for 2021, 41.8 Mt CO2e for 2022 and 41.2 Mt CO2e for 2023.

-	the maximum grant rate, i.e. 100% for this criterion, will be obtained if the GHG emissions (Scope 1 + 2) reach the target set;
-	the grant rate will be zero if the GHG emissions (Scope 1 + 2) of the year considered are 1 Mt CO2e above the target set;
-	the interpolations are linear between these two points of reference.
-

For 15% of the shares, the criterion of the change in the indirect greenhouse gas emissions (GHG) related to the use by customers of the energy products (Scope 3) in Europe will be assessed each year for the achievement of the target to reduce these GHG emissions set as follows: 2021: -12%; 2022: -14% and 2023: -16% relative to GHG emissions in 2015.

-	the maximum grant rate, i.e. 100% for this criterion, will be reached if the reductions in GHG emissions (Scope 3) of TotalEnergies' customers in Europe achieve the target set;
-

the grant rate will be zero if the reductions in GHG emissions (Scope 3) of TotalEnergies' customers in Europe of the year in question are 4 points below the target set, i.e. 2021: -8%, 2022: -10% and 2023: -12%;

-	the interpolations are linear between these two points of reference.

A grant rate will be determined each year for each of these last three criteria.

For each of the five criteria, the average of the three grant rates obtained (for each of the three fiscal years for which the performance conditions are assessed) will be rounded to the nearest 0.1 whole percent (0.05% being rounded to 0.1%) and capped at 100%.

The definitive grant rate will be rounded to the nearest 0.1 whole percent (0.05% being rounded to 0.1%). In the case of fractional shares, the number of shares definitively granted after determination of performance conditions will be determined according to the weighting of each criterion and rounded up to the next whole number of shares.

C.  SunPower Plans

During fiscal year 2021, SunPower had one stock incentive plan: the SunPower Corporation 2015 Omnibus Incentive Plan ("2015 Plan"). The 2015 Plan was adopted by SunPower’s Board of Directors in February 2015 and was approved by shareholders in June 2015.The 2015 Plan allows for the grant of options, as well as grant of stock appreciation rights, restricted stock grants, restricted stock units and other equity rights. The 2015 Plan also allows for tax withholding obligations related to stock option exercises or restricted stock awards to be satisfied through the retention of shares otherwise released upon vesting.

The 2015 Plan includes an automatic annual increase mechanism equal to the lower of three percent of the outstanding shares of all classes of SunPower’s common stock measured on the last day of the immediately preceding fiscal year, 6 million shares, or such other number of shares as determined by SunPower’s Board of Directors. In fiscal year 2015, SunPower’s Board of Directors voted to reduce the stock incentive plan’s automatic increase from 3% to 2% for 2016. As of December 31, 2021, approximately 23.0 million shares were available for grant under the 2015 Plan.

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

The majority of shares issued are net of the minimum statutory withholding requirements that SunPower pays on behalf of its employees. During fiscal years 2021, 2020 and 2019, SunPower withheld 0.4 million, 1.3 million, and 0.8 million shares, respectively, to satisfy the employees' tax obligations. SunPower pays such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.

The following table summarizes SunPower’s restricted stock activities:

	Restricted Stock Awards and Units
		Weighted-Average Grant Date
		Fair Value Per Share
	Shares (in thousands)	(in dollars)(a)
Outstanding as of January 1, 2019	7,660	9.11
Granted	5,430	6.82
Vested (b)	(2,460)	9.65
Forfeited	(1,304)	8.28
Outstanding as of January 1, 2020	9,326	7.75
Granted	12,797	11.10
Vested (b)	(3,596)	9.88
Forfeited	(11,360)	7.07
Outstanding as of January 1, 2021	7,167	13.75
Granted	1,932	30.47
Vested (b)	(2,905)	14.67
Forfeited	(1,325)	15.72
OUTSTANDING AS OF DECEMBER 31, 2021	4,869	19.30
(a)	SunPower estimates the fair value of the restricted stock unit awards as the stock price on the grant date.
(b)	Restricted stock awards and units vested include shares withheld on behalf of employees to satisfy the minimum statutory tax withholding requirements.

Form 20-F 2021 TotalEnergies	F-53

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

D.  Share-based payment expense

Share-based payment expense before tax was broken down as follows:

As of December 31,
(M$)	2021	2020	2019
TotalEnergies performance shares plans	129	176	180
SunPower plans	25	26	26
Capital increase reserved for employees	14	12	27
TOTAL	168	214	233

The main assumptions used for the valuation of the cost of the capital increase reserved for employees in 2021 were the following:

For the year ended December 31,	2021
Date of the Board of Directors meeting that decided the issue	September 16, 2020
Reference price (€) (a)	38.08
Subscription price (€) (b)	30.50
Number of shares issued (in millions) (c)	10.59
Risk free interest rate over five years (%)	(0.450)
Employees loan financing rate (%) (d)	4.44
Non transferability cost (% of the reference's share price)	19.31
(a)

Average of the closing prices of the TotalEnergies shares over the twenty trading sessions preceding April 28, 2021, being the date of the Chairman and CEO’s decision setting the opening date of the subscription period and the subscription price.

(b)	Reference price, reduced by a 20% discount and rounded off to the highest tenth of a euro.
(c)	Including the free shares issued.
(d)	Average of 5 year consumer’s credit rates.

Note 10 Payroll, staff and employee benefits obligations

10.1 EMPLOYEE BENEFITS OBLIGATIONS

Accounting principles

In accordance with the laws and practices of each country, TotalEnergies participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.

These plans can be either defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-consolidated instruments such as mutual funds, insurance contracts, and other instruments.

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

The net periodic pension cost is recognized under “Other operating expenses”.

Liabilities for employee benefits obligations consist of the following:

As of December 31,
(M$)	2021	2020	2019
Pension benefits liabilities	1,966	3,111	2,651
Other benefits liabilities	633	700	742
Restructuring reserves (early retirement plans)	73	106	108
TOTAL	2,672	3,917	3,501
Net liabilities relating to assets held for sale	(1)	1	–

Description of plans and risk management

TotalEnergies operates, for the benefit of its current and former employees, both defined benefit plans and defined contribution plans.

TotalEnergies recognized a charge of $145 million for defined contribution plans in 2021 ($135 million in 2020 and $133 million in 2019).

TotalEnergies’ main defined benefit pension plans are located in France, the United Kingdom, the United States, Belgium and Germany. Their main characteristics, depending on the country-specific regulatory environment, are the following:

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

In order to manage the inherent risks, TotalEnergies has implemented a dedicated governance framework to ensure the supervision of the different plans. These governance rules provide for:

-	TotalEnergies' representation in key governance bodies or monitoring committees;

F-54	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 10

-	the principles of the funding policy;
-	the general investment policy, including for most plans:
-	the establishment of a monitoring committee to define and follow the investment strategy and performance,
-	the principles in respect of investment allocation are respected;
-	a procedure to approve the establishment of new plans or the amendment of existing plans;
-	the principles of administration, communication and reporting.

Change in benefit obligations and plan assets

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

As of December 31,	Pension benefits			Other benefits
(M$)	2021	2020	2019	2021	2020	2019
Change in benefit obligation
Benefit obligation at beginning of year	13,591	12,285	11,501	700	742	669
Current service cost	247	244	214	17	19	13
Interest cost	164	217	295	8	11	17
Past service cost	(197)	–	4	(1)	–	–
Settlements	3	(10)	(20)	–	(3)	(9)
Plan participants' contributions	17	10	7	–	–	–
Benefits paid	(704)	(702)	(667)	(34)	(27)	(26)
Actuarial losses / (gains)	(734)	818	847	(11)	(89)	87
Foreign currency translation and other	(610)	729	104	(46)	47	(9)
Benefit obligation at year-end	11,777	13,591	12,285	633	700	742
Of which plans entirely or partially funded	11,143	12,830	11,584	–	–	–
Of which plans not funded	634	761	701	633	700	742
Change in fair value of plan assets
Fair value of plan assets at beginning of year	(10,580)	(9,769)	(9,145)	–	–	–
Interest income	(146)	(191)	(255)	–	–	–
Actuarial losses / (gains)	(290)	(517)	(745)	–	–	–
Settlements	–	2	11	–	–	–
Plan participants’ contributions	(17)	(10)	(7)	–	–	–
Employer contributions	(303)	(229)	(172)	–	–	–
Benefits paid	635	622	573	–	–	–
Foreign currency translation and other	470	(488)	(29)	–	–	–
Fair value of plan assets at year-end	(10,231)	(10,580)	(9,769)	–	–	–
UNFUNDED STATUS	1,546	3,011	2,516	633	700	742
Asset ceiling	41	36	34	–	–	–
NET RECOGNIZED AMOUNT	1,587	3,047	2,550	633	700	742
Pension benefits and other benefits liabilities	1,966	3,111	2,651	633	700	742
Other non-current assets	(378)	(65)	(101)	–	–	–
Net benefit liabilities relating to assets held for sale	(1)	1	–	–	–	–

As of December 31, 2021, the contribution from the main geographical areas for the net pension liability in the balance sheet is: 97% for the Euro area, (13)% for the United Kingdom and 15% for the United States.

The amounts recognized in the consolidated income statement and the consolidated statement of comprehensive income for defined benefit plans are detailed as follows:

For the year ended December 31,	Pension benefits			Other benefits
(M$)	2021	2020	2019	2021	2020	2019
Current service cost	247	244	214	17	19	13
Past service cost	(197)	–	4	(1)	–	–
Settlements	3	(7)	(10)	–	(3)	(9)
Net interest cost	18	25	39	8	11	17
Benefit amounts recognized on Profit & Loss	71	262	247	24	27	21
- Actuarial (Gains) / Losses
* Effect of changes in demographic assumptions	(71)	(12)	(166)	(8)	(3)	(2)
* Effect of changes in financial assumptions	(450)	773	1,071	2	(1)	89
* Effect of experience adjustments	(214)	57	(59)	(5)	(85)	–
* Actual return on plan assets	(294)	(517)	(745)	–	–	–
- Effect of asset ceiling	5	–	3	–	–	–
Benefit amounts recognized on Equity	(1,024)	301	104	(11)	(89)	87
TOTAL BENEFIT AMOUNTS RECOGNIZED ON COMPREHENSIVE INCOME	(953)	563	351	13	(62)	108

Form 20-F 2021 TotalEnergies	F-55

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 10

Expected future cash outflows

The average duration of accrued benefits is approximately 13 years for defined pension benefits and 17 years for other benefits. TotalEnergies expects to pay contributions of $261 million in respect of funded pension plans in 2022.

Estimated future benefits either financed from plan assets or directly paid by the employer are detailed as follows:

Estimated future payments
(M$)	Pension benefits	Other benefits
2022	649	27
2023	413	26
2024	395	24
2025	387	24
2026	419	25
2027-2031	2,389	122

Type of assets

Asset allocation	Pension benefits
as of December 31,	2021	2020	2019
Equity securities	39%	25%	25%
Debt securities	35%	45%	46%
Monetary	1%	2%	1%
Annuity contracts	17%	20%	20%
Real estate	8%	8%	8%

Investments on equity and debt markets are quoted on active markets.

Main actuarial assumptions and sensitivity analysis

Assumptions used to determine benefits obligations:	Pension benefits			Other benefits
As of December 31,	2021	2020	2019	2021	2020	2019
Discount rate (weighted average for all regions)	1.82%	1.28%	1.84%	1.83%	1.41%	1.71%
Of which Euro zone	0.99%	0.52%	0.73%	1.05%	0.68%	0.94%
Of which United States	3.00%	2.50%	3.25%	3.00%	2.50%	3.25%
Of which United Kingdom	2.00%	1.50%	2.25%	–	–	–
Inflation rate (weighted average for all regions)	2.41%	2.06%	2.20%	–	–	–
Of which Euro zone	1.71%	1.24%	1.21%	–	–	–
Of which United States	2.50%	2.50%	2.50%	–	–	–
Of which United Kingdom	3.25%	3.00%	3.25%	–	–	–

The discount rate retained is determined by reference to the high quality rates for AA-rated corporate bonds for a duration equivalent to that of the obligations. It derives from a benchmark per monetary area of different market data at the closing date.

Sensitivity to inflation in respect of defined benefit pension plans is not material in the United States.

A 0.5% increase or decrease in discount rates – all other things being equal - would have the following approximate impact on the benefit obligation:

(M$)	0.5% Increase	0.5% Decrease
Benefit obligation as of December 31, 2021	(800)	866

A 0.5% increase or decrease in inflation rates – all other things being equal - would have the following approximate impact on the benefit obligation:

(M$)	0.5% Increase	0.5% Decrease
Benefit obligation as of December 31, 2021	475	(567)

F-56	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 10

10.2 PAYROLL AND STAFF

For the year ended December 31,	2021	2020	2019
Personnel expenses (M$)
Wages and salaries (including social charges)	9,207	8,908	8,922
TotalEnergies employees at December 31,
France (DROM COM includ.)
● Management	13,903	14,016	13,848
● Other	21,232	21,886	22,831
International
● Management	17,346	17,102	16,821
● Other	48,828	52,472	54,276
TOTAL	101,309	105,476	107,776

The number of employees includes only employees of fully consolidated subsidiaries.

2019 data were restated to show number of employees of France including DROM COM (overseas departments, regions and communities).

Note 11 Income taxes

Accounting principles

Income taxes disclosed in the statement of income include current tax expenses (or income) and deferred tax expenses (or income).

Current tax expenses (or income) are the estimated amount of the tax due for the taxable income of the period.

Deferred income taxes are recorded based on the temporary differences between the carrying amounts of assets and liabilities recorded in the balance sheet and their tax bases, and on carry-forwards of unused tax losses and other tax credits.

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

Income taxes are detailed as follows:

For the year ended December 31,
(M$)	2021	2020	2019
Current income taxes	(8,158)	(2,450)	(5,469)
Deferred income taxes	(1,429)	2,132	(403)
TOTAL INCOME TAXES	(9,587)	(318)	(5,872)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances are as follows:

As of December 31,
(M$)	2021	2020	2019
Net operating losses and tax carry forwards	5,129	5,106	3,752
Employee benefits	586	1,004	970
Other temporary non-deductible provisions	8,235	9,068	8,660
Differences in depreciations	(15,233)	(14,641)	(16,029)
Other temporary tax deductions	(4,221)	(3,847)	(2,995)
NET DEFERRED TAX LIABILITY	(5,504)	(3,310)	(5,642)

The reserves of TotalEnergies subsidiaries that would be taxable if distributed but for which no distribution is planned, and for which no deferred tax liability has therefore been recognized, totaled $6,727 million as of December 31, 2021.

Deferred tax assets not recognized as of December 31, 2021 amount to $4,924 million as their future recovery was not regarded as probable given the expected results of the entities. Particularly in the Exploration & Production segment, when the affiliate or the field concerned is in its exploration phase, the net operating losses created during this phase will be useable only if a final investment and development decision is made. Accordingly, the time limit for the utilization of those net operating losses is not known.

Deferred tax assets not recognized relate notably to France for an amount of $1,371 million, to Canada for an amount of $1,283 million and to United States for an amount of $276 million.

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31,
(M$)	2021	2020	2019
Deferred tax assets	5,400	7,016	6,216
Deferred tax liabilities	(10,904)	(10,326)	(11,858)
NET AMOUNT	(5,504)	(3,310)	(5,642)

Form 20-F 2021 TotalEnergies	F-57

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 12

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31,
(M$)	2021	2020	2019
Opening balance	(3,310)	(5,642)	(4,827)
Deferred tax on income	(1,429)	2,132	(403)
Deferred tax on shareholders' equity (a)	(546)	137	255
Changes in scope of consolidation and others	(315)	76	(695)
Currency translation adjustment	96	(13)	28
CLOSING BALANCE	(5,504)	(3,310)	(5,642)
(a)

This amount includes mainly deferred taxes on actuarial gains and losses, current income taxes and deferred taxes for changes in fair value of investments inequity instruments, as well as deferred taxes related to the cash flow hedge (see Note 9 to the Consolidated Financial Statements).

Reconciliation between provision for income taxes and pre-tax income

For the year ended December 31,
(M$)	2021	2020	2019
Consolidated net income	16,366	(7,336)	11,438
Income taxes	9,587	318	5,872
Pre-tax income	25,953	(7,018)	17,310
French statutory tax rate	28.41%	32.02%	34.43%
Theoretical tax charge	(7,373)	2,247	(5,960)
Difference between French and foreign income tax rates	(3,754)	(1,109)	(2,007)
Tax effect of equity in income (loss) of affiliates	977	145	1,173
Permanent differences	738	665	1,422
Adjustments on prior years income taxes	109	(31)	12
Adjustments on deferred tax related to changes in tax rates	(119)	(204)	(270)
Variation of deferred tax assets not recognized	(165)	(2,031)	(242)
INCOME TAXES IN THE STATEMENT OF INCOME	(9,587)	(318)	(5,872)

The French statutory tax rate includes the standard corporate tax rate (27.5%), additional and exceptional applicable taxes that bring the overall tax rate to 28.41% in 2021 (versus 32.02% in 2020 and 34.43% in 2019).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities.

Schedule of losses and tax credits carried forward

TotalEnergies has deferred tax assets related to losses and carried forward tax credit which expire according to the following years:

As of December 31,
(M$)	2021	2020	2019
2020			71
2021		69	48
2022	27	26	27
2023	1	7	19
2024(a)	5	2	1,310
2025(b)	25	1,643
2026 and after	1,652
Unlimited	3,419	3,359	2,277
TOTAL	5,129	5,106	3,752

(a)	2024 and after for 2019.
(b)	2025 and after for 2020.

As of December 31, 2021 the schedule of deferred tax assets related to carried forward tax credits on net operating losses for the main countries is as follows:

	Tax
As of December 31, 2021		United			United
(M$)	Australia	States	Canada	France	Kingdom
2022
2023
2024
2025			17
2026 and after		424	1,062
Unlimited	1,044	472		586	145
TOTAL	1,044	896	1,079	586	145

F-58	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 12

Note 12 Provisions and other non-current liabilities

12.1 PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Accounting principles

A provision is recognized when TotalEnergies has a present obligation, legal or constructive, as a result of a past event for which it is probable that an outflow of resources will be required and when a reliable estimate can be made regarding the amount of the obligation. The amount of the liability corresponds to the best possible estimate.

Provisions and non-current liabilities are comprised of liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigation and other risks.

As of December 31,
(M$)	2021	2020	2019
Litigations and accrued penalty claims	285	320	386
Provisions for environmental contingencies	812	960	742
Asset retirement obligations	14,976	15,368	14,492
Other non-current provisions	2,766	2,868	2,927
of which restructuring activities	506	293	135
of which financial risks related to non-consolidated and equity consolidated affiliates	265	134	130
of which contingency reserve on solar panels warranties (SunPower)	83	82	140
Other non-current liabilities	1,430	1,409	2,066
TOTAL	20,269	20,925	20,613

In 2021, litigation reserves amount to $285 million of which $192 million in the Exploration & Production, notably in Brazil, Bolivia and Angola.

In 2020, litigation reserves amounted to $320 million of which $208 million in the Exploration & Production, notably in Brazil and Angola.

In 2019, litigation reserves amounted to $386 million of which $286 million in the Exploration & Production, notably in Brazil, Angola and in the USA.

Other non-current liabilities mainly include debts whose maturity is more than one year related to fixed assets acquisitions.

Changes in provisions and other non-current liabilities

Changes in provisions and other non-current liabilities are as follows:

				Currency
	As of			translation		As of
(M$)	January, 1	Allowances	Reversals	adjustment	Other	December, 31
2021	20,925	1,446	(1,560)	(404)	(138)	20,269
of which asset retirement obligations		449	(527)
of which provisions for environmental contingencies		43	(178)
of which provisions for restructuring of activities		415	(178)
2020	20,613	1,756	(1,378)	452	(518)	20,925
of which asset retirement obligations		607	(519)
of which provisions for environmental contingencies		217	(93)
of which provisions for restructuring of activities		271	(135)
2019	21,432	1,248	(2,414)	(33)	380	20,613
of which asset retirement obligations		639	(460)
of which provisions for environmental contingencies		30	(92)
of which provisions for restructuring of activities		60	(122)

Asset retirement obligations

Accounting principles

Asset retirement obligations, which result from a legal or constructive obligation, are recognized based on a reasonable estimate in the period in which the obligation arises.

The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the useful life of this asset.

An entity is required to measure changes in the liability for an asset retirement obligation due to the passage of time (accretion) by applying a risk-free discount rate to the amount of the liability. Given the long-term nature of expenditures related to our asset retirement obligations, the rate is determined by reference to the rates of high quality AA-rated corporate bonds on the USD area for a long-term horizon. The increase of the provision due to the passage of time is recognized as “Other financial expense”.

Form 20-F 2021 TotalEnergies	F-59

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 12

The discount rate used for the valuation of asset retirement obligation is 3%in 2021 and 2020 and 4.5% in 2019 (the expenses are estimated at current currency values with an inflation rate of 1.5% in 2021 and 2020 and 2% in 2019).

A decrease of 0.5% of this rate would increase the asset retirement obligation by $1,384 million, with a corresponding impact in tangible assets, and with a negative impact of approximately $93 million on the following years net income. Conversely, an increase of 0.5% would have a nearly symmetrical impact compared to the effect of the decrease of 0.5%.

Changes in the asset retirement obligation are as follows:

					Spending on	Currency
	As of		Revision in	New	existing	translation		As of
(M$)	January 1,	Accretion	estimates	obligations	obligations	adjustment	Other	December 31,
2021	15,368	449	(109)	228	(527)	(194)	(239)	14,976
2020	14,492	607	526	87	(519)	284	(109)	15,368
2019	14,286	639	(601)	567	(460)	47	14	14,492

12.2 OTHER RISKS AND CONTINGENT LIABILITIES

There are no governmental, legal or arbitration proceedings, including any proceeding of which the Corporation is aware that are pending or threatened against the Company, that could have, or could have had during the last 12 months, a material impact on TotalEnergies’ financial situation or profitability.

Described below are the main administrative, legal and arbitration proceedings in which the Corporation and the other entities of TotalEnergies are involved.

FERC

The Office of Enforcement of the US Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of TotalEnergies Gas & Power North America, Inc. (TGPNA), a US subsidiary of TotalEnergies. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to the Corporation and TotalEnergies Gas & Power Ltd., regarding the same facts. The case was remanded on July 15, 2021 to the FERC Administrative Judge for hearing and consideration on the merits. TGPNA contests the claims brought against it.

A class action, launched to seek damages from these three companies, was dismissed by a judgment of the US District court of New York issued on March 15, 2017. The Court of Appeal upheld this judgment on May 4, 2018. In September 2019, a California city initiated another class action against the same parties based on the same legal ground. This class action was dismissed by the US District court of New York on June 8, 2020. This judgment was confirmed on appeal by a ruling issued on December 3, 2021.

Dispute relating to Climate

In France, the Corporation was assigned in January 2020 before Nanterre’s Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5°C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company's activities and its product utilization via third parties. TotalEnergies estimates that it has fulfilled its obligations regarding vigilance duty.

In the United States, two subsidiaries of TotalEnergies were assigned in 2017 by certain communities and associations for their liability in climate change before a California Court. These two subsidiaries, as well as the 34 other companies and professional associations, are contesting the State Court’s competence to rule this request. In September 2020, the Attorney General of the State of Delaware launched an indemnity claim based upon climate change against the Corporation, Total Specialties USA (now known as TotalEnergies Marketing USA, Inc.) and about 30 other oil companies before a court of this State. These companies are contesting the competence of such court to rule this request.

F-60	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

Note 13 Off balance sheet commitments and lease contracts

13.1 OFF BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

	Maturity and installments
As of December 31, 2021		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	40,311	–	16,811	23,500
Current portion of non-current debt obligations net of hedging instruments (Note 15)	5,073	5,073	–	–
Lease obligations (Note 13.2)	9,034	1,390	3,321	4,323
Asset retirement obligations (Note 12)	14,976	610	1,751	12,615
Contractual obligations recorded in the balance sheet	69,394	7,073	21,883	40,438
Lease obligations for low value assets, short term contracts or not yet commenced (Note 13.2)	1,679	689	543	447
Purchase obligations	136,032	13,333	36,174	86,525
Contractual obligations not recorded in the balance sheet	137,711	14,022	36,717	86,972
TOTAL OF CONTRACTUAL OBLIGATIONS	207,105	21,095	58,600	127,410
Guarantees given to customs authorities	2,236	2,122	50	64
Guarantees given on borrowings	20,428	595	3,734	16,099
Guarantees related to sales of businesses	316	163	–	153
Guarantees of current liabilities	70	69	1	–
Guarantees to customers / suppliers	23,494	3,093	4,376	16,025
Letters of credit	2,993	2,869	122	2
Other operating commitments	21,138	3,058	1,594	16,486
TOTAL OF OTHER COMMITMENTS GIVEN	70,675	11,969	9,877	48,829
Assets received as collateral (security interests)	62	37	16	9
Sales obligations	92,555	7,565	33,271	51,719
Other commitments received	22,326	17,285	1,755	3,286
TOTAL OF COMMITMENTS RECEIVED	114,943	24,887	35,042	55,014
Of which commitments given relating to joint ventures	33,373	253	7,353	25,767
Of which commitments given relating to associates	34,491	727	9,110	24,654

	Maturity and installments
As of December 31, 2020		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	48,705	–	22,745	25,960
Current portion of non-current debt obligations net of hedging instruments (Note 15)	4,674	4,674	–	–
Lease obligations (Note 13.2)	8,943	1,207	3,178	4,558
Asset retirement obligations (Note 12)	15,368	463	1,840	13,065
Contractual obligations recorded in the balance sheet	77,690	6,344	27,763	43,583
Lease obligations for low value assets, short term contracts or not yet commenced (Note 13.2)	1,745	704	626	415
Purchase obligations	143,177	11,719	39,126	92,332
Contractual obligations not recorded in the balance sheet	144,922	12,423	39,752	92,747
TOTAL OF CONTRACTUAL OBLIGATIONS	222,612	18,767	67,515	136,330
Guarantees given to customs authorities	2,312	2,189	60	63
Guarantees given on borrowings	14,164	746	3,660	9,758
Guarantees related to sales of businesses	333	179	–	154
Guarantees of current liabilities	147	68	56	23
Guarantees to customers / suppliers	19,182	2,603	1,853	14,726
Letters of credit	2,432	2,297	135	–
Other operating commitments	23,879	3,224	3,002	17,653
TOTAL OF OTHER COMMITMENTS GIVEN	62,449	11,306	8,766	42,377
Assets received as collateral (security interests)	77	28	24	25
Sales obligations	80,521	7,001	29,362	44,158
Other commitments received	20,401	15,270	1,474	3,657
TOTAL OF COMMITMENTS RECEIVED	100,999	22,299	30,860	47,840
Of which commitments given relating to joint ventures	34,920	644	7,288	26,988
Of which commitments given relating to associates	51,795	999	8,664	42,132

Form 20-F 2021 TotalEnergies	F-61

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

	Maturity and installments
As of December 31, 2019		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	40,931	–	19,888	21,043
Current portion of non-current debt obligations net of hedging instruments (Note 15)	5,331	5,331	–	–
Lease obligations (Note 13.2)	7,465	1,202	2,883	3,380
Asset retirement obligations (Note 12)	14,492	617	3,153	10,722
Contractual obligations recorded in the balance sheet	68,219	7,150	25,924	35,145
Lease obligations for low value assets, short term contracts or not yet commenced (Note 13.2)	2,077	536	879	662
Purchase obligations	147,516	10,763	38,189	98,564
Contractual obligations not recorded in the balance sheet	149,593	11,299	39,068	99,226
TOTAL OF CONTRACTUAL OBLIGATIONS	217,812	18,449	64,992	134,371
Guarantees given to customs authorities	2,012	1,876	17	119
Guarantees given on borrowings	14,510	306	7,372	6,832
Guarantees related to sales of businesses	331	163	16	152
Guarantees of current liabilities	172	79	60	33
Guarantees to customers / suppliers	12,318	1,435	2,169	8,714
Letters of credit	2,786	2,768	18	–
Other operating commitments	22,055	3,240	1,202	17,613
TOTAL OF OTHER COMMITMENTS GIVEN	54,184	9,867	10,854	33,463
Assets received as collateral (security interests)	85	23	37	25
Sales obligations	93,441	7,135	31,330	54,976
Other commitments received	22,358	16,845	1,705	3,808
TOTAL OF COMMITMENTS RECEIVED	115,884	24,003	33,072	58,809
Of which commitments given relating to joint ventures	39,055	461	11,822	26,772
Of which commitments given relating to associates	31,465	913	8,381	22,171

A.    Contractual obligations

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Non-current financial assets” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds and excludes non-current lease obligations of $7,644 million.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds and excludes the current portion of lease obligations of $1,390 million.

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

B.    Other commitments given

Guarantees given to customs authorities

These consist of guarantees given by TotalEnergies to customs authorities in order to guarantee the payments of taxes and excise duties on the importation of oil and gas products, mostly in France.

Guarantees given on borrowings

TotalEnergies guarantees bank debt and lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2021, the maturities of these guarantees are up to 2053.

As of December 31, 2021, the guarantees provided by TotalEnergies SE in connection with the financing of the Ichthys LNG project amount to $4,860 million. As of December 31, 2020, the guarantees amounted to $4,912 million.

F-62	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

As of December 31, 2021, the guarantees provided by TotalEnergies SE in connection with the financing of the Mozambique LNG project amount to $4,600 million.

As of December 31, 2021, the guarantees provided by TotalEnergies SE in connection with the financing of the Yamal LNG project amount to $3,469 million. As of December 31, 2020, the guarantees amounted to $3,250 million.

As of December 31, 2021, guarantees provided by TotalEnergies SE in connection with the financing of the Bayport Polymers LLC project, amount to $1,820 million as in 2020.

As of December 31, 2021, TotalEnergies SE has confirmed guarantees for TotalEnergies Refining Saudi Arabia SAS shareholders' advances for an amount of $1,120 million.As of December 31, 2020, the guarantees amounted to $1,164 million.

As of December 31, 2021, the guarantees provided by TotalEnergies SE in connection with the financing of the Arctic LNG2 project amount to $1,076 million.

As of December 31, 2021, the guarantee given in 2008 by TotalEnergies SE in connection with the financing of the Yemen LNG project amounts to $509 million as in 2020.

Indemnities related to sales of businesses

In the ordinary course of business, TotalEnergies executes contracts involving standard indemnities for the oil industry and indemnities specific to transactions such as sales of businesses. These indemnities might include claims against any of the following: environmental, tax and shareholder matters, intellectual property rights, governmental regulations and employment-related matters, and commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. TotalEnergies regularly evaluates the probability of having to incur costs associated with these indemnities.

Other guarantees given

Non-consolidated subsidiaries

TotalEnergies also guarantees the current liabilities of certain non-consolidated subsidiaries. Performance under these guarantees would be triggered by a financial default of the entity.

Operating agreements

As part of normal ongoing business operations and consistent with generally accepted industry practices, TotalEnergies enters into numerous agreements with other parties. These commitments are often entered into for commercial purposes, for regulatory purposes or for other operating agreements.

C.    Commitments received

Sales obligations

These amounts represent binding obligations to sell goods, including in particular hydrocarbon sales contracts (except where an active, highly-liquid market exists and when the volumes are expected to be re-sold shortly after purchase).

13.2 LEASE CONTRACTS

Accounting principles

A lease contract is a contract that grants lessee the right to use an identified asset for a specified period of time in exchange for consideration. At lease inception, an asset corresponding to right of use and a debt are recognized in the lessee’s balance sheet. Carrying value of right of use corresponds to present value of future lease payments plus any direct costs incurred for concluding the contract. Lease debt is recorded as a liability in the balance sheet under financial debts. Rights of use are depreciated over the useful lives applied by TotalEnergies.

Leases that are of short duration or that relate to low value assets are not recorded in the balance sheet, in accordance with the exemptions in the standard. They are presented as off-balance sheet commitments.

➢ First-time application of IFRS 16 "Leases"

As part of the first application of IFRS 16 "Leases" as of January 1, 2019, TotalEnergies.:

-

applied the simplified retrospective transition method, accounting for the cumulative effect of the initial application of the standard at the date of first application, without restating the comparative periods;

-

used the following simplification measures provided by the standard in the transitional provisions:

o

exclusion of contracts that TotalEnergies. had not previously identified as containing a lease under IAS 17 and IFRIC 4,

o

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

In 2019, the impact on fixed assets was broken down as follows:

(M$)
Right of use of buildings	2,278
Right of use of machinery, plant and equipment (including transportation equipment)	2,632
Other right of use	788
TOTAL	5,698

Form 20-F 2021 TotalEnergies	F-63

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

TotalEnergies mainly leases real estate, retail stations, ships, and other equipment (see Note 7 to the Consolidated Financial Statements).

The future minimum lease payments on leases to which TotalEnergies is committed are as follows:

For the year ended December 31, 2021		Leases recorded in
(M$)	Exempted contracts	balance sheet
2022	689	1,835
2023	194	1,347
2024	136	1,199
2025	111	1,097
2026	102	1,021
2027 and beyond	447	6,017
Total minimum payments	1,679	12,516
Less financial expenses		(3,482)
Nominal value of contracts		9,034
Less current portion of lease contracts (note 15)		(1,390)
Non-current lease liabilities		7,644

For the year ended December 31, 2020		Leases recorded in
(M$)	Exempted contracts	balance sheet
2021	704	1,659
2022	252	1,366
2023	159	1,117
2024	118	1,022
2025	97	964
2026 and beyond	415	6,325
Total minimum payments	1,745	12,453
Less financial expenses		(3,510)
Nominal value of contracts		8,943
Less current portion of lease contracts (note 15)		(1,207)
Non-current lease liabilities		7,736

For the year ended December 31, 2019		Leases recorded in
(M$)	Exempted contracts	balance sheet
2020	536	1,586
2021	360	1,228
2022	212	1,019
2023	162	835
2024	145	766
2025 and beyond	662	4,757
Total minimum payments	2,077	10,191
Less financial expenses		(2,726)
Nominal value of contracts		7,465
Less current portion of lease contracts (note 15)		(1,202)
Non-current lease liabilities		6,263

For the year ended December 31, 2021, rental expense recorded in the income statement and incurred under short term leases or low value assets leases and under variable lease payments is $487million and $242 million, respectively.

For the year ended December 31, 2020, rental expense recorded in the income statement and incurred under short term leases or low value assets leases and under variable lease payments was $600 million and $162 million, respectively.

For the year ended December 31, 2019, rental expense recorded in the income statement and incurred under short team leases or low value assets leases and under variable lease payments was $366 million and $132 million, respectively.

Other information required on lease debts, notably their maturity, is presented in Note 15 to the consolidated financial statements.

F-64	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14

Note 14 Financial assets and liabilities analysis per instrument class and strategy

The financial assets and liabilities disclosed in the balance sheet are detailed as follows:

As of December 31, 2021			Other
(M$)		Fair value through	Comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	Income	hedging instruments	Total	Fair value
Equity affiliates: loans	4,532	–	–	–	4,532	4,532
Other investments	–	1,052	573	–	1,625	1,625
Non-current financial assets	847	770	–	787	2,404	2,404
Other non-current assets	2,419	–	–	–	2,419	2,419
Accounts receivable, net(b)	21,983	–	–	–	21,983	21,983
Other operating receivables	7,141	21,067	1,345	–	29,553	29,553
Current financial assets	12,001	272	–	42	12,315	12,315
Cash and cash equivalents	21,342	–	–	–	21,342	21,342
Total financial assets	70,265	23,161	1,918	829	96,173	96,173
Total non-financial assets					197,285
TOTAL ASSETS					293,458
Non-current financial debt(a)	(47,973)	(41)	–	(1,498)	(49,512)	(53,144)
Accounts payable(b)	(36,837)	–	–	–	(36,837)	(36,837)
Other operating liabilities	(11,128)	(15,266)	(900)	–	(27,294)	(27,294)
Current borrowings(a)	(15,035)	–	–	–	(15,035)	(15,039)
Other current financial liabilities	–	(56)	–	(316)	(372)	(372)
Total financial liabilities	(110,973)	(15,363)	(900)	(1,814)	(129,050)	(132,686)
Total non-financial liabilities					(164,408)
TOTAL LIABILITIES					(293,458)
(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 15 to the Consolidated Financial Statements).
(b)	The impact of offsetting on accounts receivable, net is $(4,584) million and $4,584 million on accounts payable.

As of December 31, 2020			Other
(M$)		Fair value through	Comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	Income	hedging instruments	Total	Fair value
Equity affiliates: loans	5,129	–	–	–	5,129	5,129
Other investments	–	1,224	783	–	2,007	2,007
Non-current financial assets	1,019	541	–	3,221	4,781	4,781
Other non-current assets	2,745	–	–	–	2,745	2,745
Accounts receivable, net(b)	14,068	–	–	–	14,068	14,068
Other operating receivables	6,615	1,428	–	–	8,043	8,043
Current financial assets	4,547	65	–	18	4,630	4,630
Cash and cash equivalents	31,268	–	–	–	31,268	31,268
Total financial assets	65,391	3,258	783	3,239	72,671	72,671
Total non-financial assets					193,461
TOTAL ASSETS					266,132
Non-current financial debt(a)	(58,470)	(118)	–	(1,615)	(60,203)	(66,210)
Accounts payable(b)	(23,574)	–	–	–	(23,574)	(23,574)
Other operating liabilities	(10,635)	(3,666)	–	(1)	(14,302)	(14,302)
Current borrowings(a)	(17,099)	–	–	–	(17,099)	(17,121)
Other current financial liabilities	–	(99)	–	(104)	(203)	(203)
Total financial liabilities	(109,778)	(3,883)	–	(1,720)	(115,381)	(121,410)
Total non-financial liabilities					(150,751)
TOTAL LIABILITIES					(266,132)
(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 15 to the Consolidated Financial Statements).
(b)	The impact of offsetting on accounts receivable, net is $(1,844) million and $1,844 million on accounts payable.

Form 20-F 2021 TotalEnergies	F-65

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14

As of December 31, 2019			Other
(M$)		Fair value through	Comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	Income	hedging instruments	Total	Fair value
Equity affiliates: loans	3,999	–	–	–	3,999	3,999
Other investments	–	1,272	506	–	1,778	1,778
Non-current financial assets	164	236	–	512	912	912
Other non-current assets	2,314	–	–	–	2,314	2,314
Accounts receivable, net(b)	18,488	–	–	–	18,488	18,488
Other operating receivables	6,713	4,791	–	2	11,506	11,506
Current financial assets	3,870	122	–	–	3,992	3,992
Cash and cash equivalents	27,352	–	–	–	27,352	27,352
Total financial assets	62,900	6,421	506	514	70,341	70,341
Total non-financial assets					202,953
TOTAL ASSETS					273,294
Non-current financial debt(a)	(46,035)	(44)	–	(1,694)	(47,773)	(50,921)
Accounts payable(b)	(28,394)	–	–	–	(28,394)	(28,394)
Other operating liabilities	(10,927)	(5,333)	–	(2)	(16,262)	(16,262)
Current borrowings (a)	(14,819)	–	–	–	(14,819)	(14,819)
Other current financial liabilities	–	(63)	–	(424)	(487)	(487)
Total financial liabilities	(100,175)	(5,440)	–	(2,120)	(107,735)	(110,883)
Total non-financial liabilities					(165,559)
TOTAL LIABILITIES					(273,294)

(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 15 to the Consolidated Financial Statements).
(b)	The impact of offsetting on accounts receivable, net is $(2,073) million and $2,073 million on accounts payable.

F-66	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Note 15 Financial structure and financial costs

15.1 FINANCIAL DEBT AND DERIVATIVE FINANCIAL INSTRUMENTS

A)  Non-current financial debt and derivative financial instruments

As of December 31, 2021
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	7,720	41,792	49,512
of which hedging instruments of non-current financial debt (liabilities)	–	1,498	1,498
Non-current financial assets	(847)	(1,557)	(2,404)
of which hedging instruments of non-current financial debt (assets)	–	(787)	(787)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,873	40,235	47,108
Variable rate bonds or bonds after fair value hedge	–	12,820	12,820
Fixed rate bonds or bonds after cash flow hedge	–	27,147	27,147
Other floating rate debt	15	634	649
Other fixed rate debt	61	363	424
Lease obligations	7,644	-	7,644
Non-current financial assets excluding derivative financial instruments	(847)	(675)	(1,522)
Non-current instruments held for trading	–	(54)	(54)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,873	40,235	47,108

As of December 31, 2020
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	7,849	52,354	60,203
of which hedging instruments of non-current financial debt (liabilities)	–	1,615	1,615
Non-current financial assets	(1,019)	(3,762)	(4,781)
of which hedging instruments of non-current financial debt (assets)	–	(3,221)	(3,221)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,830	48,592	55,422
Variable rate bonds or bonds after fair value hedge	–	16,553	16,553
Fixed rate bonds or bonds after cash flow hedge	–	28,080	28,080
Other floating rate debt	40	3,944	3,984
Other fixed rate debt	73	438	511
Lease obligations	7,736	–	7,736
Non-current financial assets excluding derivative financial instruments	(1,019)	(432)	(1,451)
Non-current instruments held for trading	–	9	9
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,830	48,592	55,422

As of December 31, 2019
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	6,438	41,335	47,773
of which hedging instruments of non-current financial debt (liabilities)	–	1,694	1,694
Non-current financial assets	(164)	(748)	(912)
of which hedging instruments of non-current financial debt (assets)	–	(512)	(512)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,274	40,587	46,861
Variable rate bonds or bonds after fair value hedge	–	19,340	19,340
Fixed rate bonds or bonds after cash flow hedge	–	20,499	20,499
Other floating rate debt	72	618	690
Other fixed rate debt	103	322	425
Lease obligations	6,263	–	6,263
Non-current financial assets excluding derivative financial instruments	(164)	(169)	(333)
Non-current instruments held for trading	–	(23)	(23)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,274	40,587	46,861

Form 20-F 2021 TotalEnergies	F-67

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

In April 2020, TotalEnergies put in place a new committed syndicated credit line with banking counterparties for an initial amount of USD 6,350 million and with a 12-month tenor (with the option to extend its maturity twice by a further 6 months at TotalEnergies’ hand). On April 1, 2021, TotalEnergies reimbursed in full the balance of this committed syndicated credit line.

The bonds, as of December 31, 2021, after taking into account currency and interest rates swaps fair value, are detailed as follows:

		Amount	Amount	Amount
Bonds after fair value hedge or		after	after	after	Range	Range of initial current rate
variable rate bonds(a)	Currency of	December 31,	December 31,	December 31,	of current	before hedging
(M$)	issuance	2021	2020	2019	maturities	instruments
Bond	USD	5,001	6,253	6,276	2023 - 2028	2.434% - 3.883%
Bond	USD	–	–	300
Bond	CHF	409	410	410	2026 - 2029	0.176% - 0.298%
Bond	NZD	–	–	164
Bond	AUD	71	377	378	2025	4.000%
Bond	EUR	7,528	8,666	9,675	2022 - 2044	0.250% - 3.125%
Bond	EUR	–	–	1,641
Bond	CAD	–	–	92
Bond	GBP	1,524	1,522	2,035	2022 - 2031	1.405% - 2.250%
Bond	HKD	129	129	128	2025	2.920%
Current portion (less than one year)		(2,540)	(2,699)	(3,661)
Principal financing entities(b)		12,122	14,658	17,438
TotalEnergies SE(c)
Bond		1,200	1,200	1,203
Current portion (less than one year)		(1,200)	–	–
Other consolidated subsidiaries		698	695	699
TOTAL VARIABLE RATE BONDS OR BONDS AFTER FAIR VALUE HEDGE		12,820	16,553	19,340

		Amount	Amount	Amount
Bonds after cash flow hedge or		after	after	after	Range	Range of initial current rate
fixed rate bonds	Currency of	December 31,	December 31,	December 31,	of current	before hedging
(M$)	issuance	2021	2020	2019	maturities	instruments
Bond	EUR	15,487	15,259	10,246	2024 - 2044	0.696% - 5.125%
Bond	USD	9,941	11,524	8,565	2022 - 2060	2.829% - 3.461%
Bond	HKD	200	208	202	2026	3.088%
Bond	CHF	1,113	1,134	1,079	2024 - 2027	0.510% - 1.010%
Bond	GBP	1,004	998	982	2024 - 2026	1.250% - 1.660%
Bond	AUD	5	9	5	2025	4.000%
Current portion (less than one year)		(1,000)	(1,500)	(1,250)
Principal financing entities(b)		26,750	27,632	19,829
Other consolidated subsidiaries		397	448	670
TOTAL FIXED RATE BONDS OR BONDS AFTER CASH FLOW HEDGE		27,147	28,080	20,499

(a)	The IBOR rate reform will mainly impact the bonds after fair value hedge, on principal financing entities and TotalEnergies SE, indexed on USLIBOR.

At December 31 2021, the amount of the bonds after fair value hedge (both non-current and current portions) on principal financing entities and TotalEnergies SE is $ 15,862 million.

(b)

All debt securities issued through the following subsidiaries are fully and unconditionally guaranteed by TotalEnergies SE as to payment of principal, premium, if any, interest and any other amounts due:

-

TotalEnergies Capital is a wholly and directly owned subsidiary of TotalEnergies SE (except for one share held by each director). It acts as a financing vehicle for TotalEnergies. The repayment of its financial debt (capital, premium and interest) is fully and unconditionally guaranteed by TotalEnergies SE.

-

TotalEnergies Capital Canada Ltd. is a wholly and directly owned subsidiary of TotalEnergies SE. It acts as a financing vehicle for the activities of TotalEnergies in Canada. The repayment of its financial debt (capital, premium and interest) is fully and unconditionally guaranteed by TotalEnergies SE.

-

TotalEnergies Capital International is a wholly and directly owned subsidiary of TotalEnergies SE (except for one share held by each director). It acts as a financing vehicle for TotalEnergies. The repayment of its financial debt (capital, premium and interest) is fully and unconditionally guaranteed by TotalEnergies SE.

(c)

Debt financing of $1.2 billion through a structure combining the issuance of cash-settled convertible bonds with the purchase of cash-settled call options to hedge TotalEnergies' exposure to the exercise of the conversion rights under the bonds. At 31 December 2021, this debt financing is fully presented as a current portion item.

F-68	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Loan repayment schedule (excluding current portion)

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2021	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2023	6,143	115	(111)	(51)	6,032	13%
2024	6,506	190	(219)	(103)	6,287	13%
2025	4,471	194	(89)	(51)	4,382	9%
2026	3,348	238	(71)	(34)	3,277	7%
2027 and beyond	29,044	761	(1,914)	(548)	27,130	58%
TOTAL	49,512	1,498	(2,404)	(787)	47,108	100%

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2020	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2022	9,932	142	(142)	(58)	9,790	18%
2023	5,988	59	(268)	(218)	5,720	10%
2024	6,340	115	(395)	(277)	5,945	11%
2025	4,535	150	(260)	(212)	4,275	8%
2026 and beyond	33,408	1,149	(3,716)	(2,456)	29,692	53%
TOTAL	60,203	1,615	(4,781)	(3,221)	55,422	100%

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2019	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2021	5,716	204	(101)	(9)	5,615	12%
2022	6,226	433	(148)	(121)	6,078	13%
2023	5,230	106	(67)	(18)	5,163	11%
2024	5,885	139	(87)	(83)	5,798	12%
2025 and beyond	24,716	812	(509)	(281)	24,207	52%
TOTAL	47,773	1,694	(912)	(512)	46,861	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial net debt.

As of December 31,
(M$)	2021	%	2020	%	2019	%
U.S. Dollar	44,387	94%	48,609	88%	43,276	92%
Euro	1,708	4%	3,144	6%	2,639	6%
Norwegian krone	67	0%	72	0%	81	0%
Other currencies	946	2%	3,597	6%	865	2%
TOTAL	47,108	100%	55,422	100%	46,861	100%

As of December 31,
(M$)	2021	%	2020	%	2019	%
Fixed rate	34,353	73%	34,870	63%	26,985	58%
Floating rate	12,755	27%	20,552	37%	19,876	42%
TOTAL	47,108	100%	55,422	100%	46,861	100%

Form 20-F 2021 TotalEnergies	F-69

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

B)  Current financial assets and liabilities

Current borrowings consist mainly of drawings on commercial papers or treasury bills and of bank loans. These instruments bear interest at rates that are close to market rates. Current deposits beyond three months include initial margins held as part of the Company’s activities on organized markets.

As of December 31,
(M$)
(Assets) / Liabilities	2021	2020	2019
Current financial debt(a)	8,846	11,305	8,710
Current lease obligations	1,390	1,206	1,202
Current portion of non-current financial debt	4,799	4,588	4,907
Current borrowings (note 14)	15,035	17,099	14,819
Current portion of hedging instruments of debt (liabilities)	316	104	424
Other current financial instruments (liabilities)	56	99	63
Other current financial liabilities (note 14)	372	203	487
Current deposits beyond three months	(11,868)	(4,436)	(3,611)
Non-traded marketable securities	(195)	–	(114)
Financial receivables on sub-lease, current	(132)	(111)	(145)
Current portion of hedging instruments of debt (assets)	(42)	(18)	–
Other current financial instruments (assets)	(78)	(65)	(122)
Current financial assets (note 14)	(12,315)	(4,630)	(3,992)
NET CURRENT BORROWINGS	3,092	12,672	11,314

(a)

As of December 31, 2021, December 31, 2020 and December 31, 2019, the current financial debt includes a commercial paper program in TotalEnergies Capital and TotalEnergies Capital Canada Ltd. TotalEnergies Capital and TotalEnergies Capital Canada Ltd. are wholly-owned subsidiaries of TotalEnergies SE. They act as financing vehicles for the activities of TotalEnergies. Their debt securities are fully and unconditionally guaranteed by TotalEnergies SE as to payment of principal, premium, if any, interest and any other amounts due.

C)  Cash flow from (used in) financing activities

The variations of financial debt are detailed as follows:

			Non-cash changes
			Change in
	As of		scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2021	changes	reclassification	currency	fair value	Current	Other	2021
Non-current financial instruments - assets(a) and non-current financial assets	(4,781)	(290)	1	64	2,432	188	(18)	(2,404)
Non-current financial debt	60,203	(359)	(58)	(183)	(2,377)	(9,254)	1,540	49,512
Non-current financial debt and related financial instruments	55,422	(649)	(57)	(119)	55	(9,066)	1,522	47,108

Current financial instruments - assets(a)	(194)	191	-	8	(45)	(188)	(24)	(252)
Current borrowings	17,099	(11,047)	15	(283)	(158)	9,254	155	15,035
Current financial instruments - liabilities(a)	203	-	1	(11)	179	-	-	372
Current financial debt and related financial instruments	17,108	(10,856)	16	(286)	(24)	9,066	131	15,155

Financial debt and financial assets classified as held for sale	313	-	(306)	(11)	-	-	-	(4)
NET FINANCIAL DEBT	72,843	(11,505)	(347)	(416)	31	-	1,653	62,259
(a)	Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

			Non-cash changes
			Change in
	As of		scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2020	changes	reclassification	currency	fair value	Current	Other	2020
Non-current financial instruments - assets(a) and non-current financial assets	(912)	(228)	3	(59)	(2,729)	118	(974)	(4,781)
Non-current financial debt	47,773	15,800	(456)	192	2,973	(8,711)	2,632	60,203
Non-current financial debt and related financial instruments	46,861	15,572	(453)	133	244	(8,593)	1,658	55,422

Current financial instruments - assets(a)	(268)	178	–	(6)	46	(118)	(26)	(194)
Current borrowings	14,819	(6,679)	6	(132)	188	8,711	186	17,099
Current financial instruments - liabilities(a)	487	–	(5)	8	(287)	–	–	203
Current financial debt and related financial instruments	15,038	(6,501)	1	(130)	(53)	8,593	160	17,108

Financial debt and financial assets classified as held for sale	301	–	(10)	22	–	–	–	313
NET FINANCIAL DEBT	62,200	9,071	(462)	25	191	–	1,818	72,843
(a)	Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

F-70	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

			Non-cash changes
			Change in
	As of		scope,	First			Reclassification		As of
	January 1,	Cash	including IFRS 5	application	Foreign	Changes in	Non-current /		December 31,
(M$)	2019	changes	reclassification	IFRS 16	currency	fair value	Current	Other	2019
Non-current financial instruments - assets(a) and non-current financial assets	(680)	21	12	(50)	4	(71)	144	(292)	(912)
Non-current financial debt	40,129	8,110	(731)	4,805	(48)	484	(6,661)	1,685	47,773
Non-current financial debt and related financial instruments	39,449	8,131	(719)	4,755	(44)	413	(6,517)	1,393	46,861

Current financial instruments - assets(a)	(118)	125	–	–	2	(32)	(144)	(101)	(268)
Current borrowings	13,306	(5,954)	(35)	750	184	(26)	6,661	(67)	14,819
Current financial instruments - liabilities(a)	478	–	–	–	(6)	15	–	–	487
Current financial debt and related financial instruments	13,666	(5,829)	(35)	750	180	(43)	6,517	(168)	15,038

Financial debt and financial assets classified as held for sale	–	–	301	–	–	–	–	–	301
NET FINANCIAL DEBT	53,115	2,302	(453)	5,505	136	370	–	1,225	62,200

(a) Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

Monetary changes in non-current financial debt are detailed as follows:

For the year ended December 31,
(M$)	2021	2020	2019
Issuance of non-current debt	808	16,075	8,668
Repayment of non-current debt	(1,167)	(275)	(538)
NET AMOUNT	(359)	15,800	8,131

D)  Cash and cash equivalents

Accounting principles

Cash and cash equivalents are composed of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.

Investments with maturity greater than three months and less than twelve months are shown under “Current financial assets”.

Changes in current financial assets and liabilities are included in the financing activities section of the Consolidated Statement of Cash Flows.

Cash and cash equivalents are detailed as follows:

For the year ended December 31,
(M$)	2021	2020	2019
Cash	13,544	14,518	16,456
Cash equivalents	7,798	16,750	10,896
TOTAL	21,342	31,268	27,352

Cash equivalents are mainly composed of deposits with a maturity of less than three months, deposited in government institutions or deposit banks selected in accordance with strict criteria.

As of December 31, 2021, the cash and cash equivalents include $3,097 million subject to restrictions, notably due to regulatory framework or to the fact they are owned by affiliates located in countries with exchange controls.

E)  Net-debt-to-capital ratio

For its internal and external communication needs, TotalEnergies calculates a debt ratio by dividing its net financial debt excluding leases by its capital.

The ratio is calculated as follows: Net debt excluding leases / (Equity + Net debt excluding leases)

As of December 31,
(M$)
(Assets) / Liabilities	2021	2020	2019
Current borrowings(a)	13,645	15,893	13,617
Other current financial liabilities	372	203	487
Current financial assets(a)	(12,183)	(4,519)	(3,847)
Net financial assets and liabilities held for sale or exchange	(4)	313	301
Non-current financial debt(a)	41,868	52,467	41,510
Non-current financial assets(a)	(1,557)	(3,762)	(748)
Cash and cash equivalents	(21,342)	(31,268)	(27,352)
Net financial debt	20,799	29,327	23,968

Shareholders’ equity – TotalEnergies share	111,736	103,702	116,778
Distribution of the income based on existing shares at the closing date	3,263	2,383	2,527
Shareholders’ equity	114,999	106,085	119,305

NET-DEBT-TO-CAPITAL RATIO EXCLUDING LEASES	15.3%	21.7%	16.7%

(a)	Excluding lease receivables & lease debts.

Form 20-F 2021 TotalEnergies	F-71

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

15.2 FAIR VALUE OF FINANCIAL INSTRUMENTS (EXCLUDING COMMODITY CONTRACTS)

Accounting principles

TotalEnergies uses derivative instruments to manage its exposure to risks of changes in interest rates, foreign exchange rates and commodity prices. These financial instruments are accounted for in accordance with IFRS 9, changes in fair value of derivative instruments are recognized in the income statement or in other comprehensive income and are recognized in the balance sheet in the accounts corresponding to their nature, according to the risk management strategy. The derivative instruments used by TotalEnergies are the following:

-     Cash management

Financial instruments used for cash management purposes are part of a hedging strategy of currency and interest rate risks within global limits set by TotalEnergies and are considered to be held for trading. Changes in fair value are systematically recorded in the income statement. The balance sheet value of those instruments is included in “Current financial assets” or “Other current financial liabilities”.

-     Long-term financing

When an external long-term financing is set up, specifically to finance subsidiaries, and when this financing involves currency and interest rate derivatives, these instruments are qualified as:

1)    Fair value hedge of the interest rate and currency risks on the external debt financing the loans to subsidiaries. Changes in fair value of derivatives are recognized in the income statement, as are changes in fair value of underlying financial debts and loans to subsidiaries.

The fair value of those hedging instruments of long-term financing is included in assets under “Non-current financial assets” or in liabilities under “Non-current financial debt” for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

In case of the anticipated termination of derivative instruments accounted for as fair value hedges, the amount paid or received is recognized in the income statement and:

●   If this termination is due to an early cancellation of the hedged items, the adjustment previously recorded as revaluation of those hedged items is also recognized in the income statement;

●   If the hedged items remain in the balance sheet, the adjustment previously recorded as a revaluation of those hedged items is amortized over the remaining life of those items.

In case of a change in the strategy of the hedge (fair value hedge to cash flow hedge), if the components of the initial aggregated exposure had already been designated in a hedging relationship (FVH), TotalEnergies designates the new instrument as a hedging instrument of an aggregated position (CFH) without having to end the initial hedging relationship.

2)    Cash flow hedge when TotalEnergies implements a strategy of fixing interest rate and/or currency rate on the external debt. Changes in fair value are recorded in other comprehensive income for the effective portion of the hedging and in the income statement for the ineffective portion of the hedging. When the hedged transaction affects profit or loss, the fair value variations of the hedging instrument recorded in equity are also symmetrically recycled to the income statement.

The fair value of those hedging instruments of long-term financing is included in assets under “Non-current financial assets” or in liabilities under “Non-current financial debt” for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

If the hedging instrument expires, is sold or terminated by anticipation, gains or losses previously recognized in equity remain in equity. Amounts are recycled to the income statement only when the hedged transaction affects profit or loss.

3)    In compliance with IFRS 9, TotalEnergies has decided to recognize in a separate component of the comprehensive income the variation of foreign currency basis spread (Cross Currency Swaps) identified in the hedging relationships qualified as fair value hedges and cash flow hedges.

-     Foreign subsidiaries’ equity hedge

Certain financial instruments hedge against risks related to the equity of foreign subsidiaries whose functional currency is not the euro (mainly the dollar). These instruments qualify as “net investment hedges” and changes in fair value are recorded in other comprehensive income under "Currency translation" for the effective portion of the hedging and in the income statement for the ineffective portion of the hedging. Gains or losses on hedging instruments previously recorded in equity, are reclassified to the income statement in the same period as the total or partial disposal of the foreign activity.

The fair value of these instruments is recorded under “Current financial assets” and ”Other current financial liabilities”.

-     Commitments to purchase shares held by non-controlling interests (put options written on minority interests)

Put options granted to non-controlling-interest shareholders are initially recognized as financial liabilities at the present value of the exercise price of the options with a corresponding reduction in shareholders’ equity - TotalEnergies share. The financial liability is subsequently measured at fair value at each balance sheet date in accordance with contractual clauses and any variation is recorded in the income statement (cost of debt).

A)  Impact on the income statement per nature of financial instruments

Assets and liabilities from financing activities

The impact on the income statement of financing assets and liabilities mainly includes:

●	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;
●	Financial expense of long-term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short-term financing classified as “Financing liabilities and associated hedging instruments”;
●	Ineffective portion of bond hedging;

F-72	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

●	Financial income and financial expense on lease contracts and,
●	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

Financial derivative instruments used for cash management purposes (interest rate and foreign exchange) are considered to be held for trading. Based on practical documentation issues, TotalEnergies did not elect to set up hedge accounting for such instruments. The impact on income statement of the derivatives is offset by the impact of loans and current liabilities they are related to. Therefore these transactions taken as a whole do not have a significant impact on the Consolidated Financial Statements.

For the year ended December 31,
(M$)	2021	2020	2019
Loans and receivables	188	154	200
Financing liabilities and associated hedging instruments	(1,373)	(1,660)	(1,897)
Fair value hedge (ineffective portion)	(10)	12	(1)
Lease assets and obligations	(413)	(422)	(417)
Assets and liabilities held for trading	83	(194)	(237)
IMPACT ON THE COST OF NET DEBT	(1,525)	(2,110)	(2,352)

B)  Impact of the hedging strategies

Fair value hedge instruments

The impact on the income statement of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31,
(M$)	2021	2020	2019
Revaluation impact at market value of bonds	3,199	(4,004)	(762)
Swaps hedging bonds	(3,209)	4,016	761
INEFFECTIVE PORTION OF THE FAIR VALUE HEDGE	(10)	12	(1)

The ineffective portion is not representative of TotalEnergies’ performance considering its objective to hold swaps to maturity. The current portion of the swaps valuation is not subject to active management.

Net investment hedge

As of December 31, 2021, 2020 and 2019 TotalEnergies had no open forward contracts held in respect of net investment hedge strategies.

Cash flow hedge

The impact on the income statement and other comprehensive income of the bonds hedging instruments qualified as cash flow hedges is detailed as follows:

For the year ended December 31,
(M$)	2021	2020	2019
Profit (Loss) recorded in other comprehensive income of the period	(167)	(327)	(585)
Recycled amount from other comprehensive income to the income statement of the period	(113)	139	47

As of December 31, 2021, 2020 and 2019, the ineffective portion of these financial instruments is nil.

Hedging instruments and hedged items by strategy

Fair Value Hedge

The following charts regarding Fair Value Hedge, disclose by nature of hedging instruments (Interest Rate Swaps and Cross Currency Swaps):

-	The nominal amounts and carrying amounts of hedging instruments ;
-	The carrying amounts of hedged items and cumulative FVH adjustments included in the carrying amounts of the hedged items;
-	The hedged items that have ceased to be adjusted for hedging gains and losses.

For the year ended December 31, 2021
(M$)
							Cumulative FVH
		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
	Interest Rate								Financial debt /
Bonds	Swaps	6,767	303	(36)	–	(7,037)	–	(837)	Financial assets
	Cross Currency								Financial debt /
Bonds	Swaps	9,566	154	(382)	–	(8,865)	–	701	Financial assets
End of hedging (before 2018)		–	–	–	–	–	–	(27)

Form 20-F 2021 TotalEnergies	F-73

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

For the year ended December 31 2020
(M$)
							Cumulative FVH
		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
Bonds	Interest Rate								Financial debt /
	Swaps	8,063	527	(15)	–	(8,586)	–	(1,136)	Financial assets
Bonds	Cross Currency								Financial debt /
	Swaps	11,011	836	(211)	–	(11,109)	–	(98)	Financial assets
End of hedging (before 2018)		–	–	–	–	–	–	(47)

For the year ended December 31, 2019							Cumulative FVH
(M$)		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line item in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
Bonds	Interest Rate Swaps	8,012	270	(75)	–	(7,450)	–	(795)	Financial debt / Financial assets
Bonds	Cross Currency Swaps	14,357	124	(1,011)	–	(14,357)	–	1,290	Financial debt / Financial assets
End of hedging (before 2018)		–	–	–	–	–	–	(71)

Cash Flow Hedge

The following charts regarding Cash Flow Hedge disclose the nominal amounts and carrying amounts by nature of hedging instruments (Interest Rate Swaps and Cross Currency Swaps).

According to IFRS 9, there is no accounting entry related to Cash Flow Hedge on hedged items.

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2021	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,782	–	(736)	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	17,511	372	(660)	Financial assets

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2020	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,781	–	(1,441)	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	17,511	1,856	(32)	Financial assets

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2019	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,782	25	(527)	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	12,604	19	(431)	Financial assets

F-74	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

C)  Maturity of derivative instruments

The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

For the year ended December 31, 2021		Notional		Notional value schedule
(M$)	Fair	value	Fair	2023					2027
Assets / (Liabilities)	value	2022	value	and beyond	2023	2024	2025	2026	and beyond
Fair value hedge
Swaps hedging bonds (assets)	42	566	415	9,659
Swaps hedging bonds (liabilities)	(316)	3,737	(102)	2,371
Total swaps hedging bonds - fair value hedge	(274)	4,303	313	12,030	3,858	2,087	1,630	202	4,253
Cash flow hedge
Swaps hedging bonds (assets)	–	–	372	7,149
Swaps hedging bonds (liabilities)	–	–	(1,396)	23,144
Total swaps hedging bonds - cash flow hedge	–	–	(1,024)	30,293	1,000	3,659	4,459	4,068	17,107
Forward exchange contracts related to operating activities (assets)	–	36	–	–
Forward exchange contracts related to operating activities (liabilities)	(8)	283	(14)	366
Total forward exchange contracts related to operating activities	(8)	319	(14)	366	171	195	–	–	–
Held for trading
Other interest rate swaps (assets)	13	20,876	78	5,170
Other interest rate swaps (liabilities)	(19)	6,470	(41)	2,561
Total other interest rate swaps	(6)	27,346	37	7,731	1,708	2,856	2,111	751	305
Currency swaps and forward exchange contracts (assets)	65	9,769	17	367
Currency swaps and forward exchange contracts (liabilities)	(37)	5,065	–	(16)
Total currency swaps and forward exchange contracts	28	14,834	17	351	265	86	–	–	–

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

For the year ended December 31, 2020		Notional		Notional value schedule
(M$)	Fair	value	Fair	2022					2026
Assets / (Liabilities)	value	2021	value	and beyond	2022	2023	2024	2025	and beyond
Fair value hedge
Swaps hedging bonds (assets)	18	1,250	1,365	12,642
Swaps hedging bonds (liabilities)	(104)	1,445	(142)	3,737
Total swaps hedging bonds - fair value hedge	(86)	2,695	1,223	16,379	4,350	3,858	2,087	1,630	4,454
Cash flow hedge
Swaps hedging bonds (assets)	–	–	1,856	16,259
Swaps hedging bonds (liabilities)	–	–	(1,473)	14,033
Total swaps hedging bonds - cash flow hedge	–	–	383	30,292	–	1,000	3,659	4,459	21,174
Forward exchange contracts related to operating activities (assets)	16	262	20	394
Forward exchange contracts related to operating activities (liabilities)	–	–	–	–
Total forward exchange contracts related to operating activities	16	262	20	394	276	118	–	–	–
Held for trading
Other interest rate swaps (assets)	10	22,011	84	3,214
Other interest rate swaps (liabilities)	(51)	7,693	(116)	3,695
Total other interest rate swaps	(41)	29,704	(32)	6,909	2,067	764	2,004	1,937	137
Currency swaps and forward exchange contracts (assets)	39	3,323	5	344
Currency swaps and forward exchange contracts (liabilities)	(48)	2,580	(2)	54
Total currency swaps and forward exchange contracts	(9)	5,903	3	398	189	145	64	–	–

Form 20-F 2021 TotalEnergies	F-75

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

For the year ended December 31, 2019		Notional		Notional value schedule
(M$)	Fair	value	Fair	2021					2025
Assets / (Liabilities)	value	2020	value	and beyond	2021	2022	2023	2024	and beyond
Fair value hedge
Swaps hedging bonds (assets)	–	–	469	10,896
Swaps hedging bonds (liabilities)	(423)	3,346	(736)	8,127
Total swaps hedging bonds - fair value hedge	(423)	3,346	(267)	19,023	2,695	4,298	3,858	2,337	5,835
Cash flow hedge
Swaps hedging bonds (assets)	–	–	43	4,062
Swaps hedging bonds (liabilities)	–	–	(958)	21,324
Total swaps hedging bonds - cash flow hedge	–	–	(915)	25,386	–	–	1,000	3,659	20,727
Forward exchange contracts related to operating activities (assets)	1	29	–	–
Forward exchange contracts related to operating activities (liabilities)	–	–	–	–
Total forward exchange contracts related to operating activities	1	29	–	–	–	–	–	–	–
Held for trading
Other interest rate swaps (assets)	11	23,522	50	2,225
Other interest rate swaps (liabilities)	(24)	16,007	(44)	3,475
Total other interest rate swaps	(13)	39,529	6	5,700	2,217	1,463	18	1,820	182
Currency swaps and forward exchange contracts (assets)	111	6,446	17	431
Currency swaps and forward exchange contracts (liabilities)	(39)	4,455	–	131
Total currency swaps and forward exchange contracts	72	10,901	17	562	529	33	–	–	–

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

D)  Fair value hierarchy

Accounting principles

According to IFRS 13, fair values are estimated for the majority of TotalEnergies’ financial instruments, with the exception of publicly traded equity securities and marketable securities for which the market price is used.

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

-     Other financial instruments

The fair value of interest rate swaps and of FRA’s (Forward Rate Agreements) is calculated by discounting future cash flows on the basis of market curves existing at year-end after adjustment for interest accrued but unpaid. Forward exchange contracts and currency swaps are valued on the basis of a comparison of the negotiated forward rates with the rates in effect on the financial markets at year-end for similar maturities.

Exchange options are valued based on models commonly used by the market.

The fair value hierarchy for financial instruments, excluding commodity contracts, is as follows:

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2021	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	–	39	–	39
Cash flow hedge instruments	–	(1,052)	–	(1,052)
Assets and liabilities held for trading	–	82	–	82
Equity instruments	501	–	–	501
TOTAL	501	(931)	–	(430)

F-76	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2020	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	–	1,137	–	1,137
Cash flow hedge instruments	–	408	–	408
Assets and liabilities held for trading	–	(68)	–	(68)
Equity instruments	706	–	–	706
TOTAL	706	1,477	–	2,183

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2019	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	–	(690)	–	(690)
Cash flow hedge instruments	–	(915)	–	(915)
Assets and liabilities held for trading	–	82	–	82
Equity instruments	240	–	–	240
TOTAL	240	(1,523)	–	(1,283)

15.3 FINANCIAL RISKS MANAGEMENT

Financial markets related risks

As part of its financing and cash management activities, TotalEnergies uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are mainly interest rate and currency swaps. TotalEnergies may also occasionally use futures contracts and options. These operations and their accounting treatment are detailed in Notes 14, 15.1 and 15.2 to the Consolidated Financial Statements.

Risks relative to cash management operations and to interest rate and foreign exchange financial instruments are managed according to rules set by TotalEnergies' General Management, which provide for regular pooling of available cash balances, open positions and management of the financial instruments by the Treasury Department. Excess cash of TotalEnergies is deposited mainly in government institutions, deposit banks, or major companies through deposits, reverse repurchase agreements and purchase of commercial paper. Liquidity positions and the management of financial instruments are centralized by the Treasury Department, where they are managed by a team specialized in foreign exchange and interest rate market transactions.

The Cash Monitoring-Management Unit within the Treasury Department monitors limits and positions per bank on a daily basis and results of the Front Office. This unit also prepares marked-to-market valuations of used financial instruments and, when necessary, performs sensitivity analyses.

Counterparty risk

TotalEnergies has established standards for market transactions under which any banking counterparty must be approved in advance, based on an assessment of the counterparty’s financial solidity (multi-criteria analysis including notably a review of its Credit Default Swap (CDS) level, credit ratings from Standard & Poor’s and Moody’s, which must be of high standing, and general financial situation).

An overall credit limit is set for each authorised financial counterparty and is allocated amongst the affiliates and TotalEnergies' central treasury entities, according to TotalEnergies' financial needs.

To reduce the market valuation risk on its commitments, in particular relating to derivative instruments, the Treasury Department has entered into margin call agreements with its counterparties, in compliance with applicable regulations. Moreover, since December 21, 2018 and pursuant to Regulation (EU) No. 648/2012 on OTC derivatives, central counterparties and trade repositories (EMIR), any new interest rate hedging swap (excluding cross currency swaps) entered into by a TotalEnergies' entity is now subject to central clearing.

Since September 1, 2021, Totalenergies applies the delegated Regulation (EU) No. 2016/2251 (supplementing Regulation (EU) No 648/2012), regarding initial margin calls on certain OTC derivative contracts not cleared by central counterparty.

Short-term interest rate exposure and cash

Cash balances, primarily composed of euros and dollars, are managed according to the guidelines established by TotalEnergies’ General Management (to maintain an adequate level of liquidity, optimize revenue from investments considering existing interest rate yield curves, and minimize the cost of borrowing) based on a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps.

As part of the reform of interest rate benchmarks, and following the end of publication of the EONIA rate, TotalEnergies transited to the ESTR for the concerned swaps.

Interest rate risk on non-current debt

TotalEnergies’ policy consists in incurring long-term debt at a floating or fixed rate, depending on TotalEnergies’ general corporate needs and the interest rate environment at the time of issuance, mainly in dollars or euros. Long-term interest rate and currency swaps may be entered into for the purpose of hedging bonds at the time of issuance, synthetically resulting in the incurrence of variable or fixed rate debt. In order to partially alter the interest rate exposure of its long-term indebtedness, TotalEnergies may also enter into long-term interest rate swaps on an ad-hoc basis.

Currency exposure

TotalEnergies generally seeks to minimize the currency exposure of each entity to its functional currency (primarily the dollar, the euro, the pound sterling and the Norwegian krone).

Form 20-F 2021 TotalEnergies	F-77

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

For currency exposure generated by commercial activity, the hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and, in some cases, on the forward market. TotalEnergies rarely hedges future cash flows, although it may use options to do so.

With respect to currency exposure linked to non-current assets, TotalEnergies has a hedging policy of financing these assets in their functional currency.

Net short-term currency exposure is periodically monitored against limits set by TotalEnergies’ General Management.

The non-current debt described in Note 15.1 to the Consolidated Financial Statements is generally raised by the corporate treasury entities either directly in dollars or in euros, or in other currencies which are then exchanged for dollars or euros through swap issuances to appropriately match general corporate needs. The proceeds from these debt issuances are loaned to affiliates whose accounts are kept in dollars or in euros. Thus, the net sensitivity of these positions to currency exposure is not significant.

TotalEnergies’ short-term currency swaps, the notional value of which appears in Note 15.2 to the Consolidated Financial Statements, are used to attempt to optimize the centralized cash management of TotalEnergies. Thus, the sensitivity to currency fluctuations which may be induced is likewise considered negligible.

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2021, 2020 and 2019.

			Change in fair value due to a change in
			interest rate by
Assets / (Liabilities)	Carrying	Estimated	+ 10 basis	- 10 basis
(M$)	amount	fair value	points	points
As of December 31, 2021
Bonds (non-current portion, before swaps)	(39,256)	(42,888)	349	(349)
Swaps hedging bonds (liabilities)	(1,498)	(1,498)	–	–
Swaps hedging bonds (assets)	787	787	–	–
Total swaps hedging bonds (assets and liabilities)	(711)	(711)	(34)	34
Current portion of non-current debt after swaps (excluding lease obligations)	(5,073)	(5,077)	5	(5)
Other interest rates swaps	31	31	16	(16)
Currency swaps and forward exchange contracts	45	45	–	–
As of December 31, 2020
Bonds (non-current portion, before swaps)	(46,239)	(52,246)	440	(440)
Swaps hedging bonds (liabilities)	(1,615)	(1,615)	–	–
Swaps hedging bonds (assets)	3,221	3,221	–	–
Total swaps hedging bonds (assets and liabilities)	1,606	1,606	(70)	70
Current portion of non-current debt after swaps (excluding lease obligations)	(4,674)	(4,696)	2	(2)
Other interest rates swaps	(73)	(73)	18	(18)
Currency swaps and forward exchange contracts	(6)	(6)	–	–
As of December 31, 2019
Bonds (non-current portion, before swaps)	(38,657)	(41,805)	247	(247)
Swaps hedging bonds (liabilities)	(1,694)	(1,694)	–	–
Swaps hedging bonds (assets)	512	512	–	–
Total swaps hedging bonds (assets and liabilities)	(1,182)	(1,182)	(44)	44
Current portion of non-current debt after swaps (excluding lease obligations)	(5,331)	(5,332)	1	(1)
Other interest rates swaps	(7)	(7)	18	(18)
Currency swaps and forward exchange contracts	89	89	–	–

The impact of changes in interest rates on the cost of debt before tax is as follows:

For the year ended December 31,
(M$)	2021	2020	2019
Cost of net debt	(1,525)	(2,110)	(2,352)
Interest rate translation of :
+ 10 basis points	47	29	27
‑10 basis points	(47)	(29)	(27)

As a result of the policy for the management of currency exposure previously described, TotalEnergies' sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional currency is the euro and the ruble, and to a lesser extent, the pound sterling and the Norwegian krone.

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in consolidated shareholders’ equity which, over the course of the last three years, is essentially related to the fluctuation of the euro, the ruble and the pound sterling and is set forth in the table below:

	Dollar / Euro exchange	Dollar / Pound sterling	Dollar / Ruble exchange
	rates	exchange rates	rates
December 31, 2021	0.88	0.74	75.31
December 31, 2020	0.81	0.73	74.54
December 31, 2019	0.89	0.76	62.27

F-78	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

As of December 31, 2021				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	124,407	24,617	70,030	6,064	10,596	13,100
Currency translation adjustment before net investment hedge	(12,666)	(4,239)	–	(1,902)	(4,281)	(2,244)
Net investment hedge – open instruments	(5)	(5)	–	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2021	111,736	20,373	70,030	4,162	6,315	10,856

As of December 31, 2020				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	113,958	28,893	60,613	4,494	9,913	10,045
Currency translation adjustment before net investment hedge	(10,279)	(2,448)	–	(1,726)	(4,253)	(1,852)
Net investment hedge – open instruments	23	23	–	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2020	103,702	26,468	60,613	2,768	5,660	8,193

As of December 31, 2019				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	128,281	37,687	66,005	5,635	9,900	9,054
Currency translation adjustment before net investment hedge	(11,501)	(4,443)	–	(1,830)	(3,355)	(1,873)
Net investment hedge – open instruments	(2)	(2)	–	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2019	116,778	33,241	66,005	3,805	6,545	7,182

Based on the 2021 financial statements, a conversion using rates different from + or - 10% for each of the currencies below would have the following impact on shareholders equity and net income (TotalEnergies share):

As of December 31, 2021		Pound
(M$)	Euro	sterling	Ruble
Impact of an increase of 10% of exchange rates on:
– shareholders equity	2,037	416	631
– net income (TotalEnergies share)	72	176	109
Impact of a decrease of (10)% of exchange rates on :
– shareholders equity	(2,037)	(416)	(631)
– net income (TotalEnergies share)	(72)	(176)	(109)

Stock market risk

TotalEnergies holds interests in a number of publicly-traded companies (see Note 8 to the Consolidated Financial Statements). The market value of these holdings fluctuates due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

Liquidity risk

TotalEnergies SE has committed credit facilities granted by international banks allowing it to benefit from significant liquidity reserves.

As of December 31, 2021, these credit facilities amounted to $10,679 million and were entirely unutilized. The agreements underpinning credit facilities granted to TotalEnergies SE do not contain conditions related to TotalEnergies’ financial ratios, to its credit ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position.

As of December 31, 2021, the aggregated amount of the main committed credit facilities granted by international banks to the TotalEnergies’ companies, including TotalEnergies SE, was $12,314 million, of which $11,591 million were unutilized. Credit facilities granted to the TotalEnergies’ companies other than TotalEnergies SE are not intended to fund TotalEnergies’ general corporate purposes; they are intended to fund either general corporate purposes of the borrowing affiliate, or a specific project.

The following tables show the maturity of the financial assets and liabilities of TotalEnergies as of December 31, 2021, 2020 and 2019 (see Note 15.1 to the Consolidated Financial Statements).

As of December 31, 2021
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	–	(6,073)	(6,328)	(4,420)	(3,314)	(28,495)	(48,630)
Non-current financial assets excluding derivative financial instruments	–	41	41	38	37	1,365	1,522
Current borrowings	(15,035)	–	–	–	–	–	(15,035)
Other current financial liabilities	(372)	–	–	–	–	–	(372)
Current financial assets	12,315	–	–	–	–	–	12,315
Assets and liabilities available for sale or exchange	4	–	–	–	–	–	4
Cash and cash equivalents	21,342	–	–	–	–	–	21,342
Net amount before financial expense	18,254	(6,032)	(6,287)	(4,382)	(3,277)	(27,130)	(28,854)
Financial expense on non-current financial debt	(821)	(786)	(664)	(576)	(506)	(5,197)	(8,550)
Interest differential on swaps	(217)	(235)	(232)	(229)	(221)	(836)	(1,970)
NET AMOUNT	17,216	(7,053)	(7,183)	(5,187)	(4,004)	(33,163)	(39,374)

Form 20-F 2021 TotalEnergies	F-79

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

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

The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2021, 2020 and 2019 (see Note 14 of the Notes to the Consolidated Financial Statements).

As of December 31,
Assets/(Liabilities)
(M$)	2021	2020	2019
Accounts payable	(36,837)	(23,574)	(28,394)
Other operating liabilities	(27,294)	(14,302)	(16,262)
including derivative financial instruments related to commodity contracts (liabilities)	(16,166)	(3,666)	(5,333)
Accounts receivable, net	21,983	14,068	18,488
Other operating receivables	29,553	8,043	11,506
including derivative financial instruments related to commodity contracts (assets)	22,412	1,428	4,791
TOTAL	(12,595)	(15,765)	(14,662)

These financial assets and liabilities mainly have a maturity date below one year.

Credit risk

Credit risk is defined as the risk of the counterparty to a contract failing to perform or pay the amounts due.

TotalEnergies is exposed to credit risks in its operating and financing activities. TotalEnergies' maximum exposure to credit risk is partially related to financial assets recorded on its balance sheet, including energy derivative instruments that have a positive market value.

The following table presents TotalEnergies' maximum credit risk exposure:

As of December 31,
Assets/(Liabilities)
(M$)	2021	2020	2019
Loans to equity affiliates (note 8)	4,532	5,129	3,999
Loans and advances (note 6)	2,107	2,458	1,982
Other non-current financial assets related to operational activities (note 6)	312	287	332
Non-current financial assets (note 15.1)	2,404	4,781	912
Accounts receivable (note 5)	21,983	14,068	18,488
Other operating receivables (note 5)	29,553	8,043	11,506
Current financial assets (note 15.1)	12,315	4,630	3,992
Cash and cash equivalents (note 15.1)	21,342	31,268	27,352
TOTAL	94,548	70,664	68,563

The valuation allowance on accounts receivable, other operating receivables and on loans and advances is detailed  in Notes 5 and 6 to the Consolidated Financial Statements.

As part of its credit risk management related to operating and financing activities, TotalEnergies has developed margining agreements with certain counterparties. As of December 31, 2021, the net margin call paid amounted to $7,299 million (against $(1,556) million paid as of December 31, 2020 and $2,486 million paid as of December 31, 2019).

F-80	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

TotalEnergies has established a number of programs for the sale of receivables, without recourse, with various banks, primarily to reduce its exposure to such receivables. As a result of these programs TotalEnergies retains no risk of payment default after the sale, but may continue to service the customer accounts as part of a service arrangement on behalf of the buyer and is required to pay to the buyer payments it receives from the customers relating to the receivables sold. As of December 31, 2021, the net value of receivables sold amounted to $8,347 million. TotalEnergies has substantially transferred all the risks and rewards related to receivables. No financial asset or liability remains recognized in the consolidated balance sheet after the date of sale.

Furthermore, in 2021, TotalEnergies conducted several operations of reverse factoring. The value of factored payables outstanding at year-end is $383 million.

Credit risk is managed by TotalEnergies' business segments as follows:

-     Integrated Gas, Renewables & Power segment

-	Gas & Power activities

Trading of gas & power activities deal with counterparties in the energy, industrial and financial sectors throughout the world. Financial institutions providing credit risk coverage are highly rated international banks and insurance groups.

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

-	Other activities

Internal procedures include rules on credit risk management. Procedures to monitor customer risk are defined at the local level, especially for SunPower,  Saft Groupe and Greenflex (rules for the approval of credit limits, use of guarantees, monitoring and assessment of the receivables portfolio,...).

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

Form 20-F 2021 TotalEnergies	F-81

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

-     Marketing & Services segment

Internal procedures for the Marketing & Services division include rules on credit risk that describe the basis of internal control in this domain, including the segregation of duties between commercial and financial operations.

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

Note 16 Financial instruments related to commodity contracts

16.1 FINANCIAL INSTRUMENTS RELATED TO COMMODITY CONTRACTS

Accounting principles

Financial instruments related to commodity contracts, including crude oil, petroleum products, gas, and power purchase/sales contracts within the trading activities, together with the commodity contract derivative instruments and freight rate swaps, are used to adjust TotalEnergies' exposure to price fluctuations within global trading limits. According to the industry practice, these instruments are considered as held for trading. Changes in fair value are recorded in the income statement. The fair value of these instruments is recorded in “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

The valuation methodology is to mark-to-market all open positions for both physical and paper transactions. The valuations are determined on a daily basis using observable market data based on organized and over the counter (OTC) markets. In specific cases when market data is not directly available, the valuations are derived from observable data such as arbitrages, freight or spreads and market corroboration. For valuation of risks which are the result of a calculation, such as options for example, commonly known models are used to compute the fair value.

F-82	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 16

					Net balance
As of December 31, 2021	Gross value		Amounts		sheet value		Other
(M$)	before offsetting		offset		presented		amounts not	Net carrying	Fair
Assets / (Liabilities)	assets	liabilities	assets(c)	liabilities(c)	assets	liabilities	offset	amount	value(b)
Integrated Gas, Renewables & Power activities
Swaps	92	(385)	(35)	35	57	(350)	–	(293)	(293)
Forwards(a)	21,752	(16,954)	(2,120)	2,120	19,632	(14,834)	–	4,798	4,798
Options	1,953	(63)	(3)	3	1,950	(60)	–	1,890	1,890
Futures	418	(430)	(183)	183	235	(247)	–	(12)	(12)
Other/Collateral	–	–	–	–	–	–	382	382	382
Total Integrated Gas, Renewables & Power	24,215	(17,832)	(2,341)	2,341	21,874	(15,491)	382	6,765	6,765
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	245	(289)	(166)	166	79	(123)	–	(44)	(44)
Forwards(a)	411	(444)	(88)	88	323	(356)	–	(33)	(33)
Options	68	(236)	(40)	40	28	(196)	–	(168)	(168)
Futures	–	–	–	–	–	–	–	–	–
Options on futures	186	(78)	(78)	78	108	–	–	108	108
Other/Collateral	–	–	–	–	–	–	344	344	344
Total crude oil, petroleum products and freight rates	910	(1,047)	(372)	372	538	(675)	344	207	207
TOTAL	25,125	(18,879)	(2,713)	2,713	22,412	(16,166)	726	6,972	6,972
Total of fair value non recognized in the balance sheet
(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

					Net balance
As of December 31, 2020	Gross value		Amounts		sheet value		Other
(M$)	before offsetting		offset		presented		amounts not	Net carrying	Fair
Assets / (Liabilities)	assets	liabilities	assets(c)	liabilities(c)	assets	liabilities	offset	amount	value(b)
Integrated Gas, Renewables & Power activities
Swaps	10	(71)	–	–	10	(71)	–	(61)	(61)
Forwards(a)	1,372	(3,113)	(186)	186	1,186	(2,927)	–	(1,741)	(1,741)
Options	(61)	(75)	(13)	13	(74)	(62)	–	(136)	(136)
Futures	42	(32)	(21)	21	21	(11)	–	10	10
Other/Collateral	–	–	–	–	–	–	22	22	22
Total Integrated Gas, Renewables & Power	1,363	(3,291)	(220)	220	1,143	(3,071)	22	(1,906)	(1,906)
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	302	(443)	(207)	207	95	(236)	–	(141)	(141)
Forwards(a)	158	(297)	(13)	13	145	(284)	–	(139)	(139)
Options	113	(125)	(68)	68	45	(57)	–	(12)	(12)
Futures	–	–	–	–	–	–	–	–	–
Options on futures	117	(135)	(117)	117	–	(18)	–	(18)	(18)
Other/Collateral	–	–	–	–	–	–	43	43	43
Total crude oil, petroleum products and freight rates	690	(1,000)	(405)	405	285	(595)	43	(267)	(267)
TOTAL	2,053	(4,291)	(625)	625	1,428	(3,666)	65	(2,173)	(2,173)
Total of fair value non recognized in the balance sheet

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

					Net balance
As of December 31, 2019	Gross value		Amounts		sheet value		Other
(M$)	before offsetting		offset		presented		amounts not	Net carrying	Fair
Assets / (Liabilities)	assets	liabilities	assets(c)	liabilities(c)	assets	liabilities	offset	amount	value(b)
Integrated Gas, Renewables & Power activities
Swaps	469	9	39	(39)	508	(30)	–	478	478
Forwards(a)	4,080	(4,831)	(296)	296	3,784	(4,535)	–	(751)	(751)
Options	76	(37)	(28)	28	48	(9)	–	39	39
Futures	17	(43)	(15)	15	2	(28)	–	(26)	(26)
Other/Collateral	–	–	–	–	–	–	(772)	(772)	(772)
Total Integrated Gas, Renewables & Power	4,642	(4,902)	(300)	300	4,342	(4,602)	(772)	(1,032)	(1,032)
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	152	(244)	(73)	73	79	(171)	–	(92)	(92)
Forwards(a)	300	(297)	(3)	3	297	(294)	–	3	3
Options	73	(106)	–	–	73	(106)	–	(33)	(33)
Futures	–	–	–	–	–	–	–	–	–
Options on futures	–	(160)	–	–	–	(160)	–	(160)	(160)
Other/Collateral	–	–	–	–	–	–	147	147	147
Total crude oil, petroleum products and freight rates	525	(807)	(76)	76	449	(731)	147	(135)	(135)
TOTAL	5,167	(5,709)	(376)	376	4,791	(5,333)	(625)	(1,167)	(1,167)
Total of fair value non recognized in the balance sheet
(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

Form 20-F 2021 TotalEnergies	F-83

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 16

Commitments on crude oil and refined products have, for the most part, a short-term maturity (less than one year).

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31,	Fair value	Impact on	Settled		Fair value as of
(M$)	as of January 1,	income	contracts	Other	December 31,
Integrated Gas, Renewables & Power activities
2021	(1,928)	6,817	1,408	86	6,383
2020	(260)	676	(2,348)	4	(1,928)
2019	(415)	1,588	(686)	(747)	(260)
Crude oil, petroleum products and freight rates activities
2021	(310)	3,950	(3,777)	–	(137)
2020	(282)	3,813	(3,841)	–	(310)
2019	(283)	4,189	(4,188)	–	(282)

In 2019, the Other column mainly included the acquisition of Toshiba's LNG portfolio, for which financial instruments related to commodity contracts had been recognized for the amount of treasury received.

The fair value hierarchy for financial instruments related to commodity contracts is as follows:

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2021	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Integrated Gas, Renewables & Power activities	3,716	(3,563)	6,230	6,383
Crude oil, petroleum products and freight rates activities	134	(271)	–	(137)
TOTAL	3,850	(3,834)	6,230	6,246

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2020	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Integrated Gas, Renewables & Power activities	(159)	(361)	(1,408)	(1,928)
Crude oil, petroleum products and freight rates activities	10	(320)	–	(310)
TOTAL	(149)	(681)	(1,408)	(2,238)

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2019	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Integrated Gas, Renewables & Power activities	392	2,054	(2,706)	(260)
Crude oil, petroleum products and freight rates activities	(182)	(172)	72	(282)
TOTAL	210	1,882	(2,634)	(542)

Financial instruments classified as level 3 are mainly composed of long-term liquefied natural gas purchase and sale contracts which relate to the trading activity.

For the purpose of valuation and accounting of LNG contracts, TotalEnergies refers to a 12 months horizon in 2021 (same as in 2020 and 2019), which includes the full annual delivery program of LNG cargos for the following year. The management of positions being carried out on a net value of LNG purchase and sale commitments, the applied valuation method is the contractual portfolio method based mostly on observable market data such as the prices of energy commodities forward contracts.

Concerning the period beyond the management horizon, a sensitivity analysis is carried out to verify that no liability should be recognized. The assumptions used are based on internal assumptions such as the oil and gas price long-term trajectories adopted by TotalEnergies, prices renegotiation clauses included in long-term contracts, uncertainties related to contracts execution and flexibilities included in LNG contracts.

The valuation method of the LNG contracts is sensitive to market risks, and more specifically to the price risk resulting from the volatility of oil and natural gas prices on North American, Asian, and European markets, and to the valuation of flexibilities.

The description of each fair value level is presented in Note 15 to the Consolidated Financial Statements.

F-84	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 16 and 17

Cash Flow hedge

The impact on the income statement and other comprehensive income of the hedging instruments related to commodity contracts and qualified as cash flow hedges is detailed as follows:

As of December 31
(M$)	2021	2020	2019
Profit (Loss) recorded in other comprehensive income of the period	445	14	(14)
Recycled amount from other comprehensive income to the income statement of the period	(56)	(1)	–

These financial instruments are mainly one year term Henry Hub derivatives and European gas, power and CO2 emission rights derivatives.

As of December 31, 2021, the ineffective portion of these financial instruments is nil (in 2020 and in 2019 the ineffective portion of these financial instruments was nil).

16.2 OIL, GAS AND POWER MARKETS RELATED RISKS MANAGEMENT

Due to the nature of its business, TotalEnergies has significant oil and gas trading activities as part of its day-to-day operations in order to optimize revenues from its oil and gas production and to obtain favorable pricing to supply its refineries.

In its international oil trading business, TotalEnergies usually follows a policy of not selling its future production. However, in connection with this trading business, TotalEnergies, like most other oil companies, uses energy derivative instruments to adjust its exposure to price fluctuations of crude oil, refined products, natural gas, and power. TotalEnergies also uses freight rate derivative contracts in its shipping business to adjust its exposure to freight-rate fluctuations. To hedge against this risk, TotalEnergies uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets. The list of the different derivatives held by TotalEnergies in these markets is detailed in Note 16.1 to the Consolidated Financial Statements.

As part of its gas and power trading activity, TotalEnergies also uses derivative instruments such as futures, forwards, swaps and options in both organized and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. TotalEnergies measures its market risk exposure, i.e. potential loss in fair values, on its trading business using a “value-at-risk” technique. This technique is based on a historical model and makes an assessment of the market risk arising from possible future changes in market values over a one-day period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the past two years for all instruments and maturities in the global trading business.

Integrated Gas, Renewables & Power division trading: "value-at-risk" with a 97.5% probability

As of December 31,
(M$)	High	Low	Average	Year end
2021	80	9	28	30
2020	51	6	21	27
2019	83	10	20	64

The Trading & Shipping division measures its market risk exposure, i.e. potential loss in fair values, on its crude oil, refined products and freight rates trading activities using a “value-at-risk” technique. This technique is based on a historical model and makes an assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair values is based on the end-of-day exposures and historical price movements of the last 400 business days for all traded instruments and maturities. Options are systematically re-evaluated using appropriate models.

The “value-at-risk” represents the most unfavorable movement in fair value obtained with a 97.5% confidence level. This means that TotalEnergies’ portfolio result is likely to exceed the value-at-risk loss measure once over 40 business days if the portfolio exposures were left unchanged.

Trading & Shipping: "value-at-risk with" a 97.5% probability

As of December 31,
(M$)	High	Low	Average	Year end
2021	36	9	18	12
2020	30	6	15	19
2019	28	9	17	21

TotalEnergies has implemented strict policies and procedures to manage and monitor these market risks. These are based on the separation of control and front-office functions and on an integrated information system that enables real-time monitoring of trading activities.

Limits on trading positions are approved by TotalEnergies’ Executive Committee and are monitored daily. To increase flexibility and encourage liquidity, hedging operations are performed with numerous independent operators, including other oil companies, major energy producers or consumers and financial institutions. TotalEnergies has established counterparty limits and monitors outstanding amounts with each counterparty on an ongoing basis.

Note 17 Post closing events

Myanmar

In January 2022, TotalEnergies has decided to initiate the contractual process of withdrawing from the Yadana field and from MGTC in Myanmar, both as operator and as shareholder, without any financial compensation for TotalEnergies. This withdrawal has been notified to TotalEnergies' partners in Yadana and MGTC and will be effective at the latest at the expiry of the 6-month contractual period.

As a result, TotalEnergies registered an impairment of assets of $(201) million in operational result and of $(305) million in TotalEnergies’ share net result.

Form 20-F 2021 TotalEnergies	F-85

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

North Platte

In February 2022, TotalEnergies announced its decision not to sanction and so to withdraw from the North Platte deepwater project in the US Gulf of Mexico.

The decision not to continue with the project was taken as TotalEnergies has better opportunities of allocation of its capital within its global portfolio.

An impairment of the project’s assets will be recorded in the consolidated financial statements of the first quarter of 2022, for an estimated amount of $(0.9) billion in net income, TotalEnergies’ share.

Russian-Ukrainian conflict

Since the month of February 2022, Russia's invasion of Ukraine led European and American authorities to adopt several sets of sanctions measures targeting Russian and Belarusian persons and entities, as well as the financial sector.

TotalEnergies holds investments in this country in major LNG projects (Yamal LNG and Arctic LNG 2) both directly and through its holding in the company PAO Novatek, whose production and sale of LNG are not materially impacted by the sanctions adopted as of the date hereof.

Depending on the developments of the Russian-Ukrainian conflict and the measures that the European and American authorities could be required to take, the activities of TotalEnergies in Russia could be affected in the future.

TotalEnergies announced on March 1, 2022 that it condemned Russia's military aggression against Ukraine, supported the scope and strength of the sanctions put in place by Europe that will be implemented by the Company regardless of the consequences on its activities, and that it will no longer provide capital for new projects in Russia.

This context has led the Corporation to exclude as of December 31, 2021 the resources associated with the Arctic LNG 2 project from its proved reserves.

Note 18 Consolidation scope

As of December 31, 2021, 1 140 entities are consolidated of which 160 are accounted for under the equity method (E).

The table below presents a comprehensive list of the consolidated entities:

Business		% Company		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Exploration & Production
	Abu Dhabi Gas Industries Limited	15.00%	E	United Arab Emirates	United Arab Emirates
	Angola Block 14 B.V.	50.01%		Netherlands	Angola
	Angola LNG Supply Services, LLC	13.60%	E	United States	United States
	Bonny Gas Transport Limited	15.00%	E	Bermuda	Nigeria
	Brass Holdings B.V.	100.00%		Netherlands	Nigeria
	Brass LNG Limited	20.48%	E	Nigeria	Nigeria
	Congo Forest Company (CFC)	100.00%		Congo	Congo
	Deer Creek Pipelines Limited	75.00%		Canada	Canada
	Dolphin Energy Limited	24.50%	E	United Arab Emirates	United Arab Emirates
	E.F. Oil And Gas Limited	100.00%		United Kingdom	United Kingdom
	Elf E&P	100.00%		France	France
	Elf Exploration UK Limited	100.00%		United Kingdom	United Kingdom
	Elf Petroleum Iran	100.00%		France	Iran
	Elf Petroleum UK Limited	100.00%		United Kingdom	United Kingdom
	Gas Investment and Services Company Limited	10.00%	E	Bermuda	Oman
	Mabruk Oil Operations	49.02%		France	Libya
	Moattama Gas Transportation Company Limited	31.24%	E	Bermuda	Myanmar
	Norpipe Oil A/S	34.93%	E	Norway	Norway
	Norpipe Petroleum UK Limited	45.22%	E	United Kingdom	Norway
	Norpipe Terminal Holdco Limited	45.22%	E	United Kingdom	Norway
	Norsea Pipeline Limited	45.22%	E	United Kingdom	Norway
	North Oil Company	30.00%	E	Qatar	Qatar
	Novatek	19.40%	E	Russia	Russia
	Pars LNG Limited	40.00%	E	Bermuda	Iran
	Private Oil Holdings Oman Limited	10.00%	E	United Kingdom	Oman
	Stogg Eagle Funding B.V.	100.00%		Netherlands	Nigeria
	Tepkri Sarsang A/S	100.00%		Denmark	Iraq
	Terneftegaz JSC (a)	58.89%	E	Russia	Russia
	TOQAP Guyana B.V.	60.00%		Netherlands	Guyana
	Total (BTC) B.V.	100.00%		Netherlands	Azerbaijan
	Total Abu Al Bu Khoosh	100.00%		France	United Arab Emirates
	Total Austral	100.00%		France	Argentina
	Total Denmark ASW Pipeline ApS	100.00%		Denmark	Denmark
	Total Dolphin Midstream	100.00%		France	France
	Total E&P Absheron B.V.	100.00%		Netherlands	Azerbaijan
	Total E&P Al Shaheen A/S	100.00%		Denmark	Qatar

F-86	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Total E&P Algerie	100.00%	France	Algeria
Total E&P Americas, LLC	100.00%	United States	United States
Total E&P Anchor, LLC	100.00%	United States	United States
Total E&P Angola Block 15/06	100.00%	France	Angola
Total E&P Angola Block 16	100.00%	France	Angola
Total E&P Angola Block 16 Holdings	100.00%	France	Angola
Total E&P Angola Block 29	100.00%	France	Angola
Total E&P Angola Block 33	100.00%	France	Angola
Total E&P Angola Block 39	100.00%	France	Angola
Total E&P Azerbaijan B.V.	100.00%	Netherlands	Azerbaijan
Total E&P Bolivie	100.00%	France	Bolivia
Total E&P Canada Limited	100.00%	Canada	Canada
Total E&P Chine	100.00%	France	China
Total E&P Chissonga	100.00%	France	Angola
Total E&P Colombie	100.00%	France	Colombia
Total E&P Congo	85.00%	Congo	Congo
Total E&P Cote d'Ivoire CI - 514	100.00%	France	Côte d'Ivoire
Total E&P Cyprus B.V.	100.00%	Netherlands	Cyprus
Total E&P Dolphin Upstream	100.00%	France	Qatar
Total E&P Dunga GmbH	100.00%	Germany	Kazakhstan
Total E&P East El Burullus Offshore B.V.	100.00%	Netherlands	Egypt
Total E&P Egypt Block 2 B.V.	100.00%	Netherlands	Egypt
Total E&P Egypt Offshore Western Desert B.V.	100.00%	Netherlands	Egypt
Total E&P Egypte	100.00%	France	Egypt
Total E&P Golfe Limited	100.00%	France	Qatar
Total E&P Guyane Francaise	100.00%	France	France
Total E&P Holdings UAE B.V.	100.00%	Netherlands	United Arab Emirates
Total E&P Jack LLC	100.00%	United States	United States
Total E&P Jutland Denmark B.V.	100.00%	Netherlands	Denmark
Total E&P Kurdistan Region of Iraq (Harir) B.V.	100.00%	Netherlands	Iraq
Total E&P Kurdistan Region of Iraq (Safen) B.V.	100.00%	Netherlands	Iraq
Total E&P Kurdistan Region of Iraq (Taza) B.V.	100.00%	Netherlands	Iraq
Total E&P Kurdistan Region of Iraq B.V.	100.00%	Netherlands	Iraq
Total E&P Liban S.A.L.	100.00%	Lebanon	Lebanon
Total E&P Libye	100.00%	France	Libya
Total E&P Lower Zakum B.V.	100.00%	Netherlands	United Arab Emirates
Total E&P M2 Holdings Limited	100.00%	South Africa	South Africa
Total E&P Mauritania Block C18 B.V.	100.00%	Netherlands	Mauritania
Total E&P Mauritania Block C9 B.V.	100.00%	Netherlands	Mauritania
Total E&P Mauritania Blocks DW B.V.	100.00%	Netherlands	Mauritania
Total E&P Mauritanie	100.00%	France	Mauritania
Total E&P Mozambique B.V.	100.00%	Netherlands	Mozambique
Total E&P Myanmar	100.00%	France	Myanmar
Total E&P New Ventures Inc.	100.00%	United States	United States
Total E&P Participations Petrolieres Congo	100.00%	Congo	Congo
Total E&P Philippines B.V.	100.00%	Netherlands	Philippines
Total E&P Qatar	100.00%	France	Qatar
Total E&P RDC	100.00%	Democratic Republic of Congo	Democratic Republic of Congo
Total E&P Research & Technology USA LLC	100.00%	United States	United States
Total E&P Services China Company Limited	100.00%	China	China
Total E&P South Pars	100.00%	France	Iran
Total E&P South Sudan	100.00%	France	Republic of South Sudan
Total E&P Syrie	100.00%	France	Syrian Arab Republic
Total E&P Tajikistan B.V.	100.00%	Netherlands	Tajikistan
Total E&P Thailand	100.00%	France	Thailand
Total E&P Timan-Pechora LLC	100.00%	Russia	Russia
Total E&P UAE Unconventional Gas B.V.	100.00%	Netherlands	United Arab Emirates
Total E&P Uganda B.V.	100.00%	Netherlands	Uganda
Total E&P Umm Shaif Nasr B.V.	100.00%	Netherlands	United Arab Emirates
Total E&P US Well Containment, LLC	100.00%	United States	United States
Total E&P USA Inc.	100.00%	United States	United States
Total E&P USA Oil Shale, LLC	100.00%	United States	United States
Total E&P Waha Limited	100.00%	Cayman Islands	Libya
Total East Africa Midstream B.V.	100.00%	Netherlands	Uganda
Total Gabon	58.28%	Gabon	Gabon
Total Gass Handel Norge AS	100.00%	Norway	Norway

Form 20-F 2021 TotalEnergies	F-87

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Total Holding Dolphin Amont	100.00%	France	France
Total Oil and Gas South America	100.00%	France	France
Total Pars LNG	100.00%	France	France
Total South Pars	100.00%	France	Iran
Total Venezuela	100.00%	France	France
TotalEnergies Denmark ASW Inc.	100.00%	United States	Denmark
TotalEnergies E&P North Sea UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies E&P UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies EP (Brunei) B.V.	100.00%	Netherlands	Brunei
TotalEnergies EP Algerie Berkine A/S	100.00%	Denmark	Algeria
TotalEnergies EP Angola	100.00%	France	Angola
TotalEnergies EP Angola Block 17.06	100.00%	France	Angola
TotalEnergies EP Angola Block 25	100.00%	France	Angola
TotalEnergies EP Angola Block 32	100.00%	France	Angola
TotalEnergies EP Angola Block 40	100.00%	France	Angola
TotalEnergies EP Angola Block 48 B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Angola Blocks 20-21	100.00%	France	Angola
TotalEnergies EP Asia Pacific Pte. Ltd	100.00%	Singapore	Singapore
TotalEnergies EP Brasil Ltda	100.00%	Brazil	Brazil
TotalEnergies EP Bulgaria B.V.	100.00%	Netherlands	Bulgaria
TotalEnergies EP Cambodge	100.00%	France	Cambodia
TotalEnergies EP Company UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies EP Côte d'Ivoire B.V.	100.00%	Netherlands	Côte d'Ivoire
TotalEnergies EP Côte d'Ivoire S.A.S.	100.00%	France	Côte d'Ivoire
TotalEnergies EP Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies EP Danmark A/S - CPH	100.00%	Denmark	Denmark
TotalEnergies EP Europe Continentale Asie	100.00%	United Kingdom	United Kingdom
TotalEnergies EP France	100.00%	France	France
TotalEnergies EP Gastransport Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP Greece B.V.	100.00%	Netherlands	Greece
TotalEnergies EP Guyana B.V.	100.00%	Netherlands	Guyana
TotalEnergies EP Holdings Russia	100.00%	France	France
TotalEnergies EP International K1 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International K2 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International K3 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP Iran B.V.	100.00%	Netherlands	Iran
TotalEnergies EP Iraq	100.00%	France	Iraq
TotalEnergies EP Italia S.p.A.	100.00%	Italy	Italy
TotalEnergies EP Kazakhstan	100.00%	France	Kazakhstan
TotalEnergies EP Kenya B.V.	100.00%	Netherlands	Kenya
TotalEnergies EP Malaysia	100.00%	France	Malaysia
TotalEnergies EP M'Bridge B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Mexico S.A. de C.V.	100.00%	Mexico	Mexico
TotalEnergies EP Namibia B.V.	100.00%	Netherlands	Namibia
TotalEnergies EP Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP Nigeria Deepwater A Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater B Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater C Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater D Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater E Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater F Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater G Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater H Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria S.A.S.	100.00%	France	France
TotalEnergies EP Norge AS	100.00%	Norway	Norway
TotalEnergies EP Oman S.A.S.	100.00%	France	Oman
TotalEnergies EP Petroleum Angola	100.00%	France	Angola
TotalEnergies EP Pipelines Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies EP Profils Petroliers	100.00%	France	France
TotalEnergies EP Qatar	100.00%	France	Qatar
TotalEnergies EP Ratawi Hub	100.00%	France	Iraq
TotalEnergies EP Russie	100.00%	France	Russia
TotalEnergies EP Sao Tome and Principe B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Senegal	100.00%	France	Senegal

F-88	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies EP Services Brazil B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP South Africa B.V.	100.00%	Netherlands	South Africa
TotalEnergies EP South Africa Block 567 (Pty) Ltd	100.00%	South Africa	South Africa
TotalEnergies EP Suriname B.V.	100.00%	Netherlands	Suriname
TotalEnergies EP Venezuela B.V.	100.00%	Netherlands	Venezuela
TotalEnergies EP Well Response	100.00%	France	France
TotalEnergies EP Yemen	100.00%	France	Yemen
TotalEnergies EP Yemen Block 3 B.V.	100.00%	Netherlands	Yemen
TotalEnergies Holdings Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies LNG Supply Services USA	100.00%	United States	United States
TotalEnergies Nature Based Solutions	100.00%	France	France
TotalEnergies Nature Based Solutions II	100.00%	France	France
TotalEnergies Nederland Facilities Management B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Offshore GB Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies Offshore UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies Petróleo & Gás Brasil Ltda	100.00%	Brazil	Brazil
TotalEnergies Shipping Brazil B.V.	100.00%	Netherlands	Brazil
TotalEnergies Termokarstovoye S.A.S.	100.00%	France	France
TotalEnergies Upstream Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies Upstream Nigeria	100.00%	Nigeria	Nigeria
TotalEnergies Upstream UK Ltd	100.00%	United Kingdom	United Kingdom
Uintah Colorado Resources, LLC	66.67%	United States	United States
Unitah Colorado Resources II, LLC	100.00%	United States	United States
Ypergas S.A.	37.33%	Venezuela	Venezuela

Business		% Company		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Integrated Gas, Renewables & Power
	Abarloar Solar S.L.U.	100.00%		Spain	Spain
	Abu Dhabi Gas Liquefaction Company Limited	5.00%	E	United Arab Emirates	United Arab Emirates
	Adani Gas Limited AGL	37.40%	E	India	India
	Adani Green Energy Ltd	20.00%	E	India	India
	Adani Green Energy Twenty Three Limited	50.00%	E	India	India
	Adani Total Private Limited (f)	50.00%	E	India	India
	Advanced Thermal Batteries Inc.	50.00%	E	United States	United States
	Aerospatiale Batteries (ASB)	50.00%	E	France	France
	Aerowatt Energies	65.00%	E	France	France
	Aerowatt Energies 2	51.00%	E	France	France
	Al Kharsaa Solar Holdings B.V.	49.00%	E	Netherlands	Netherlands
	Alamo Solarbay S.L.U.	100.00%		Spain	Spain
	Albatross Software, LLC	50.83%		United States	United States
	Alcad AB	100.00%		Sweden	Sweden
	Alicante	50.00%	E	France	France
	Alicante 2	50.00%	E	France	France
	Altergie Territoires 3	50.00%	E	France	France
	Amber Solar Power Cinco, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Cuatro, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Dieciseis, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Diez, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Nueve, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Quince, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Tres, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Uno, S.L.	65.00%	E	Spain	Spain
	Amura Solar, S.L.U.	100.00%		Spain	Spain
	Anayet Solar, S.L.U.	100.00%		Spain	Spain
	Anclote Solar, S.L.U.	100.00%		Spain	Spain
	Ancora Solar, S.L.U.	100.00%		Spain	Spain
	Andromeda Solarbay HP S.L.	100.00%		Spain	Spain
	Arbotante Solar, S.L.U.	100.00%		Spain	Spain
	Arctic LNG 2 LLC (b)	21.64%	E	Russia	Russia
	Arctic Transshipment LLC (b)	27.46%	E	Russia	Russia
	Armada Solar, S.L.U.	100.00%		Spain	Spain
	ATJV Offshore	50.00%	E	Singapore	Singapore
	Atolón Solar, S.L.U.	100.00%		Spain	Spain
	Auriga Generacion S.L.	100.00%		Spain	Spain
	Automotive Cells Company, S.E.	50.00%	E	France	France

Form 20-F 2021 TotalEnergies	F-89

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Baser Comercializadora de Referencia	100.00%		Spain	Spain
Bassin Du Capiscol	100.00%		France	France
Beauce Oratorienne	100.00%		France	France
BioBearn S.A.S.	100.00%		France	France
BioDeac S.A.S.	65.00%	E	France	France
BioGasconha S.A.S.	100.00%		France	France
Biogaz Breuil	100.00%		France	France
Biogaz Chatillon	100.00%		France	France
Biogaz Corcelles	100.00%		France	France
Biogaz Epinay	100.00%		France	France
Biogaz Libron	100.00%		France	France
Biogaz Milhac	100.00%		France	France
Biogaz Soignolles	100.00%		France	France
Biogaz Torcy	100.00%		France	France
Biogaz Vert Le Grand	100.00%		France	France
Biogaz Viriat	100.00%		France	France
BioLoie S.A.S.	55.00%	E	France	France
BioPommeria S.A.S.	100.00%		France	France
BioQuercy S.A.S.	66.00%	E	France	France
Bioroussillon S.A.S.	100.00%		France	France
Biovilleneuvois S.A.S.	100.00%		France	France
Blue Gem Wind Limited	80.00%	E	United Kingdom	United Kingdom
Blue Raven Solar Holdings, LLC	50.83%		United States	United States
Blue Raven Solar, LLC	50.83%		United States	United States
BRS Field Ops Nevada, LLC	50.83%		United States	United States
BRS Field Ops, LLC	50.83%		United States	United States
BRS Setter, LLC	50.83%		United States	United States
BSP Class B Member HoldCo, LLC	50.83%		United States	United States
BSP Holding Company, LLC	50.83%		United States	United States
BSP II Parent, LLC	50.83%		United States	United States
Cameron LNG Holdings LLC	16.60%	E	United States	United States
Castille	50.00%	E	France	France
Cefeo Solar S.L.	100.00%		Spain	Spain
Centaurus Environment S.L.U.	100.00%		Spain	Spain
Centrale Eolienne De La Vallee Gentillesse	74.80%		France	France
Centrale Eolienne Ploumoguer	100.00%		France	France
Centrale Eolienne Rembercourt	100.00%		France	France
Centrale Hydrolique Alas	100.00%		France	France
Centrale Hydrolique Ardon	90.00%		France	France
Centrale Hydrolique Arvan	100.00%		France	France
Centrale Hydrolique Barbaira	100.00%		France	France
Centrale Hydrolique Bonnant	100.00%		France	France
Centrale Hydrolique Gavet	100.00%		France	France
Centrale Hydrolique La Buissiere	100.00%		France	France
Centrale Hydrolique Miage	100.00%		France	France
Centrale Hydrolique Previnquieres	100.00%		France	France
Centrale Photovoltaique De Merle Sud	40.58%	E	France	France
Centrale Solaire 2	100.00%		France	France
Centrale Solaire APV R&D	100.00%		France	France
Centrale Solaire Autoprod	100.00%		France	France
Centrale Solaire Beauce Val de Loire	60.00%		France	France
Centrale Solaire Borde Blanche	100.00%		France	France
Centrale Solaire Briffaut	100.00%		France	France
Centrale Solaire Cet d'Al Gouty	100.00%		France	France
Centrale Solaire Chemin De Melette	51.00%	E	France	France
Centrale Solaire De Cazedarnes	75.00%		France	France
Centrale Solaire Dom	100.00%		France	France
Centrale Solaire Du Centre Ouest	100.00%		France	France
Centrale Solaire Du Lavoir	60.00%		France	France
Centrale Solaire Estarac	35.00%	E	France	France
Centrale Solaire Estarac 2	100.00%		France	France
Centrale Solaire Forum Laudun	100.00%		France	France
Centrale Solaire Gatilles	100.00%		France	France
Centrale Solaire Golbey	100.00%		France	France
Centrale Solaire Guinots	60.00%	E	France	France
Centrale Solaire Heliovale	59.63%	E	France	France

F-90	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Centrale Solaire La Potence	100.00%		France	France
Centrale Solaire La Roquette	100.00%		France	France
Centrale Solaire La Tastere	60.00%	E	France	France
Centrale Solaire Larampeau	100.00%		France	France
Centrale Solaire Les Cordeliers	83.98%		France	France
Centrale Solaire Les Cordeliers 2	100.00%		France	France
Centrale Solaire Lodes	50.00%	E	France	France
Centrale Solaire Lot 1	100.00%		France	France
Centrale Solaire Mazeran Lr	50.00%	E	France	France
Centrale Solaire Merle Sud 2	60.00%	E	France	France
Centrale Solaire Olinoca	10.00%	E	France	France
Centrale Solaire Ombrieres Cap Agathois	83.98%		France	France
Centrale Solaire Ombrieres De Blyes	100.00%		France	France
Centrale Solaire Plateau De Pouls	51.00%		France	France
Centrale Solaire Pouy Negue 2	100.00%		France	France
Centrale Solaire Quinipily 2	100.00%		France	France
Centrale Solaire Terre du Roi	100.00%		France	France
Centrale Solaire Toiture Josse	60.00%	E	France	France
Centrale Solaire TQ 2	100.00%		France	France
Centrale Solaire TQ1	100.00%		France	France
Centrale Solaire Vauvoix	100.00%		France	France
Centrale Solaire Zabo 2	100.00%		France	France
Cerezo Solar, S.L.U.	100.00%		Spain	Spain
Cidra Solar, S.L.U.	100.00%		Spain	Spain
Circinus Energy S.L.	100.00%		Spain	Spain
Cogenra Solar, Inc.	50.83%		United States	United States
Colón LNG Marketing S. de R. L.	50.00%	E	Panama	Panama
Columba Renovables S.L.U.	100.00%		Spain	Spain
Cote d'Ivoire GNL	34.00%	E	Côte d'Ivoire	Côte d'Ivoire
Cygnus Environment S.L.	100.00%		Spain	Spain
DAJA 154	100.00%		France	France
DAJA 160	100.00%		France	France
Danish Fields Solar, LLC	100.00%		United States	United States
ECA LNG Holdings B.V.	16.60%	E	Netherlands	Netherlands
Eclipse Solar SPA	100.00%		Chile	Chile
Edelweis Solar, S.L.U.	100.00%		Spain	Spain
Energie Developpement	50.00%	E	France	France
Eole Boin	100.00%		France	France
Eole Champagne Conlinoise	66.00%	E	France	France
Eole Dadoud	100.00%		France	France
Eole Fonds Caraibes	100.00%		France	France
Eole Grand Maison	100.00%		France	France
Eole La Montagne	87.60%		France	France
Eole La Perriere S.A.R.L.	100.00%		France	France
Eole Morne Carriere	100.00%		France	France
Eole Morne Constant	100.00%		France	France
Eole Yate	100.00%		France	France
Eolmed	20.00%	E	France	France
Falcon Acquisition Holdco, Inc.	50.83%		United States	United States
Falla Solar, S.L.U.	100.00%		Spain	Spain
Farm	100.00%		France	France
Fast Jung KB	100.00%		Sweden	Sweden
Fluxsol	100.00%		France	France
Fonroche Energies Renouvelables S.A.S.	100.00%		France	France
Frieman & Wolf Batterietechnick GmbH	100.00%		Germany	Germany
G.K. Succeed Tsu Haze	90.00%		Japan	Japan
Garonne-et-Canal Energies	100.00%		France	France
Gas Del Litoral SRLCV	25.00%	E	Mexico	Mexico
Gfs I Holding Company, LLC	50.83%		United States	United States
Glaciere De Palisse	100.00%		France	France
Global LNG Armateur S.A.S.	100.00%		France	France
Global LNG Downstream S.A.S.	100.00%		France	France
Global LNG North America Corporation	100.00%		United States	United States
Global LNG S.A.S.	100.00%		France	France
Go Electric	100.00%		United States	United States
Golden Fields Solar I, LLC	50.83%		United States	United States

Form 20-F 2021 TotalEnergies	F-91

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Goodfellow Solar Construction, LLC	50.83%		United States	United States
Goodfellow Solar III, LLC	50.83%		United States	United States
Gray Whale Offshore Wind Power No.1 Co., Ltd	50.00%	E	South Korea	South Korea
Gray Whale Offshore Wind Power No.2 Co., Ltd	50.00%	E	South Korea	South Korea
Greenflex Actirent Group, S.L.	100.00%		Spain	Spain
Greenflex S.A.S.	100.00%		France	France
GridVault DR1, LLC	50.83%		United States	United States
Grillete Solar, S.L.U.	100.00%		Spain	Spain
GT R4 Holding Limited	50.00%	E	United Kingdom	United Kingdom
Gulf Total Tractebel Power Company PSJC	20.00%	E	United Arab Emirates	United Arab Emirates
Hanwha Total Solar II, LLC	50.00%	E	United States	United States
Hanwha Total Solar, LLC	50.00%	E	United States	United States
Helio 100 Kw	100.00%		France	France
Helio 971	100.00%		France	France
Helio 974 Sol 1	100.00%		France	France
Helio 974 Toiture 2	100.00%		France	France
Helio Fonds Caraibes	100.00%		France	France
Helio L'R	100.00%		France	France
Helio Moindah	100.00%		France	France
Helio Plaine des Gaiacs	100.00%		France	France
Helio Saint Benoit	100.00%		France	France
Helio Tontouta	100.00%		France	France
Helio Wabealo	100.00%		France	France
Helix Project III, LLC	50.83%		United States	United States
Helix Project V, LLC	50.83%		United States	United States
HETTY	100.00%		France	France
Hydro Tinee	50.00%	E	France	France
Hydromons	100.00%		France	France
Ichthys LNG PTY Limited	26.00%	E	Australia	Australia
Institut Photovoltaique D'Ile De France (IPVF)	43.00%		France	France
Ise Total Nanao Power Plant G.K.	50.00%	E	Japan	Japan
JDA Overseas Holdings, LLC	50.83%		United States	United States
Jingdan New Energy investment (Shanghai) Co. Ltd	50.00%	E	China	China
Jmcp	50.05%		France	France
JOBS Tugboat, LLC	50.83%		United States	United States
Komundo Offshore Wind Power Co., Ltd	50.00%	E	South Korea	South Korea
LA Basin Solar I, LLC	50.83%		United States	United States
La Compagnie Electrique de Bretagne	100.00%		France	France
La Metairie Neuve	25.00%	E	France	France
La Seauve	40.00%	E	France	France
Lampiris S.A.	100.00%		Belgium	Belgium
Lanuza Solar, S.L.U.	100.00%		Spain	Spain
Lemoore Stratford Land Holdings IV, LLC	50.83%		United States	United States
Les Vents de la Moivre 2	100.00%		France	France
Les Vents de la Moivre 3	100.00%		France	France
Les Vents de la Moivre 4	100.00%		France	France
Les Vents de la Moivre 5	100.00%		France	France
Les Vents De Nivillac	100.00%		France	France
Leuret	50.00%	E	France	France
Lincoln Solar Star, LLC	50.83%		United States	United States
Lorca	100.00%		France	France
Luce Solar SPA	100.00%		Chile	Chile
Luminora Solar 5	65.00%	E	Spain	Spain
Luminora Solar cuatro, S.L.	65.00%	E	Spain	Spain
Luminora Solar Dos, S.L.	65.00%	E	Spain	Spain
Luminora Solar Tres, S.L.	65.00%	E	Spain	Spain
Maenggoldo Offshore Wind Power Co., Ltd	50.00%	E	South Korea	South Korea
Margeriaz Energie	100.00%		France	France
Martianez Solar, S.L.U.	100.00%		Spain	Spain
Marysville Unified School District Solar, LLC	50.83%		United States	United States
Mauricio Solar, S.L.U.	100.00%		Spain	Spain
Maxeon Solar Technologies, Pte. Ltd.	27.45%	E	Singapore	Singapore
Methanergy	100.00%		France	France
Missiles & Space Batteries Limited	50.00%	E	United Kingdom	United Kingdom
Miyagi Osato Solar Park G.K.	45.00%	E	Japan	Japan

F-92	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Miyako Kuzakai Solarpark G.K.	50.00%	E	Japan	Japan
Moz LNG1 Co-Financing Company	26.50%		Mozambique	Mozambique
Moz LNG1 Financing Company Ltd	26.50%		United Arab Emirates	United Arab Emirates
Moz LNG1 Holding Company Ltd	26.50%		United Arab Emirates	United Arab Emirates
Mozambique LNG Marine Terminal Company S.A.	26.50%		Mozambique	Mozambique
Mozambique MOF Company S.A.	26.50%		Mozambique	Mozambique
Mulilo Prieska PV (RF) Proprietary Limited	27.00%	E	South Africa	South Africa
Myrtle Solar, LLC	100.00%		United States	United States
National Gas Shipping Company Limited	5.00%	E	United Arab Emirates	United Arab Emirates
NEM Solar Targetco, LLC	50.83%		United States	United States
Nigeria LNG Limited	15.00%	E	Nigeria	Nigeria
Northern Lights JV DA	33.33%	E	Norway	Norway
NorthStar Energy Management Nevada, LLC	50.83%		United States	United States
NorthStar Energy Management, LLC	50.83%		United States	United States
Nouvelle Centrale Eolienne de Lastours	50.00%	E	France	France
Nuza Solar, S.L.U.	100.00%		Spain	Spain
Nyk Armateur S.A.S.	50.00%	E	France	France
Oman LNG, LLC	5.54%	E	Oman	Oman
Parc Eolien De Coupru	50.00%	E	France	France
Parc Eolien Des Monts Jumeaux	50.00%	E	France	France
Parc Eolien du Vilipon	50.00%	E	France	France
Parque Fotovoltaico Alicahue Solar SPA	100.00%		Chile	Chile
Parque Fotovoltaico Santa Adriana Solar SPA	100.00%		Chile	Chile
Pilastra Solar, S.L.U.	100.00%		Spain	Spain
Planta solar OPDE Andalucía 3, S.L.U.	100.00%		Spain	Spain
Portalon Solar, S.L.U.	100.00%		Spain	Spain
Pos Production Ii	60.00%		France	France
Pos Production Iii	70.00%		France	France
Pos Production Iv	70.00%		France	France
Pos Production V	70.00%		France	France
Postigo Solar, S.L.U.	100.00%		Spain	Spain
Qatar Liquefied Gas Company Limited	10.00%	E	Qatar	Qatar
Qatar Liquefied Gas Company Limited (II)	16.70%	E	Qatar	Qatar
Quadrica	51.00%	E	France	France
Quilla Solar, S.L.U.	100.00%		Spain	Spain
Rabiza Solar, S.L.U.	100.00%		Spain	Spain
Recova Solar, S.L.U.	100.00%		Spain	Spain
Regata Solar, S.L.U.	100.00%		Spain	Spain
RLA Solar SPA	100.00%		Chile	Chile
Rosamond Raven Holdings, LLC	50.83%		United States	United States
Saft (Zhuhai FTZ) Batteries Company Limited	100.00%		China	China
Saft (Zhuhai) Energy Storage Co	100.00%		China	China
Saft AB	100.00%		Sweden	Sweden
Saft Acquisition S.A.S.	100.00%		France	France
Saft America Inc.	100.00%		United States	United States
Saft AS	100.00%		Norway	Norway
Saft Australia PTY Limited	100.00%		Australia	Australia
Saft Batterias SL	100.00%		Spain	Spain
Saft Batterie Italia S.R.L.	100.00%		Italy	Italy
Saft Batterien GmbH	100.00%		Germany	Germany
Saft Batteries Pte Limited	100.00%		Singapore	Singapore
Saft Batteries PTY Limited	100.00%		Australia	Australia
Saft Batterijen B.V.	100.00%		Netherlands	Netherlands
Saft Do Brasil Ltda	100.00%		Brazil	Brazil
Saft EV S.A.S.	100.00%		France	France
Saft Ferak AS	100.00%		Czech Republic	Czech Republic
Saft Groupe S.A.S.	100.00%		France	France
Saft Hong Kong Limited	100.00%		Hong Kong	Hong Kong
Saft India Private Limited	100.00%		India	India
Saft Japan KK	100.00%		Japan	Japan
Saft Limited	100.00%		United Kingdom	United Kingdom
Saft LLC	100.00%		Russia	Russia
Saft Nife ME Limited	100.00%		Cyprus	Cyprus
Saft S.A.S.	100.00%		France	France
Seagreen HoldCo 1 Limited	51.00%	E	United Kingdom	United Kingdom
SGS Antelope Valley Development, LLC	50.83%		United States	United States

Form 20-F 2021 TotalEnergies	F-93

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Shams Power Company PJSC	20.00%	E	United Arab Emirates	United Arab Emirates
Shop Renewable Energy, LLC	50.83%		United States	United States
Societe Champenoise d'Energie	16.00%	E	France	France
Societe d'exploitation de centrales photovoltaiques 1	25.47%		France	France
Societe Economie Mixte Production Energetique Renouvelable	35.92%	E	France	France
Solar Carport NJ, LLC	50.83%		United States	United States
Solar Energies	65.00%	E	France	France
Solar Sail Commercial DevCo I, LLC	50.83%		United States	United States
Solar Sail Commercial Holdings, LLC	50.83%		United States	United States
Solar Sail Commercial MPW DevCo, LLC	50.83%		United States	United States
Solar Sail Generate Devco I, LLC	50.83%		United States	United States
Solar Sail, LLC	50.83%	E	United States	United States
Solar Star Academia 1, LLC	50.83%		United States	United States
Solar Star Always Low Prices Ct, LLC	50.83%		United States	United States
Solar Star Always Low Prices Hi, LLC	50.83%		United States	United States
Solar Star Arizona HMR-I, LLC	50.83%		United States	United States
Solar Star Arizona VII, LLC	50.83%		United States	United States
Solar Star Baltimore Carney, LLC	50.83%		United States	United States
Solar Star Baltimore Roofs, LLC	50.83%		United States	United States
Solar Star Bay City 2, LLC	50.83%		United States	United States
Solar Star Bear Creek, LLC	50.83%		United States	United States
Solar Star Big Apple BTM, LLC	50.83%		United States	United States
Solar Star Big Apple CDG, LLC	50.83%		United States	United States
Solar Star Buchanan 2, LLC	50.83%		United States	United States
Solar Star California I, LLC	50.83%		United States	United States
Solar Star California LXXV, LLC	50.83%		United States	United States
Solar Star California LXXVI, LLC	50.83%		United States	United States
Solar Star California XXXV, LLC	50.83%		United States	United States
Solar Star California XXXVI, LLC	50.83%		United States	United States
Solar Star California XXXVIII, LLC	50.83%		United States	United States
Solar Star Carbondale 1, LLC	50.83%		United States	United States
Solar Star Charlotte 1, LLC	50.83%		United States	United States
Solar Star Clovis Curry North, LLC	50.83%		United States	United States
Solar Star Co Co 1, LC	50.83%		United States	United States
Solar Star Co Co 2, LLC	50.83%		United States	United States
Solar Star Co Co 2500, LLC	50.83%		United States	United States
Solar Star Coastal Pirate, LLC	50.83%		United States	United States
Solar Star Colorado II, LLC	50.83%		United States	United States
Solar Star CRC Kern Front, LLC	50.83%		United States	United States
Solar Star CRC Mt. Poso, LLC	50.83%		United States	United States
Solar Star CRC North Shafter, LLC	50.83%		United States	United States
Solar Star CRC Pier A West, LLC	50.83%		United States	United States
Solar Star CRC Yowlumne 1 North, LLC	50.83%		United States	United States
Solar Star CRC Yowlumne 2 South, LLC	50.83%		United States	United States
Solar Star Deer Island, LLC	50.83%		United States	United States
Solar Star Energy Center, LLC	50.83%		United States	United States
Solar Star George Gift, LLC	50.83%		United States	United States
Solar Star Golden Empire, LLC	50.83%		United States	United States
Solar Star Harbor, LLC	50.83%		United States	United States
Solar Star HD Maryland, LLC	50.83%		United States	United States
Solar Star HD New Jersey, LLC	50.83%		United States	United States
Solar Star HD New York, LLC	50.83%		United States	United States
Solar Star Healthy 1, LLC	50.83%		United States	United States
Solar Star Healthy Lake, LLC	50.83%		United States	United States
Solar Star Herald Square 1, LLC	50.83%		United States	United States
Solar Star Hernwood, LLC	50.83%		United States	United States
Solar Star Irondale, LLC	50.83%		United States	United States
Solar Star Kale 1, LLC	50.83%		United States	United States
Solar Star Khsd, LLC	50.83%		United States	United States
Solar Star LA County High Desert, LLC	50.83%		United States	United States
Solar Star LCR Culver City, LLC	50.83%		United States	United States
Solar Star LCR Irvine, LLC	50.83%		United States	United States
Solar Star LCR LA 1, LLC	50.83%		United States	United States
Solar Star LCR LA 2, LLC	50.83%		United States	United States
Solar Star LCR Split 1, LLC	50.83%		United States	United States

F-94	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Solar Star LCR Split 2, LLC	50.83%		United States	United States
Solar Star Lincoln School, LLC	50.83%		United States	United States
Solar Star Los Lunas, LLC	50.83%		United States	United States
Solar Star MA - Tewksbury, LLC	50.83%		United States	United States
Solar Star Massachusetts II, LLC	50.83%		United States	United States
Solar Star Massachusetts III, LLC	50.83%		United States	United States
Solar Star Maxx 1, LLC	50.83%		United States	United States
Solar Star Maynard 1, LLC	50.83%		United States	United States
Solar Star Meridian Park West, LLC	50.83%		United States	United States
Solar Star Mount Crawford 1, LLC	50.83%		United States	United States
Solar Star Parent CRC Kern Front, LLC	50.83%		United States	United States
Solar Star Parent CRC Mt. Poso, LLC	50.83%		United States	United States
Solar Star Parent CRC North Shafter, LLC	50.83%		United States	United States
Solar Star Parent CRC Pier A West, LLC	50.83%		United States	United States
Solar Star Parent CRC Yowlumne 1 North, LLC	50.83%		United States	United States
Solar Star Parent CRC Yowlumne 2 South, LLC	50.83%		United States	United States
Solar Star Parkton, LLC	50.83%		United States	United States
Solar Star Pennsauken, LLC	50.83%		United States	United States
Solar Star Petersburg 1, LLC	50.83%		United States	United States
Solar Star Philipsburg 1, LLC	50.83%		United States	United States
Solar Star Prairie Holding, LLC	50.83%		United States	United States
Solar Star Prime 2, LLC	50.83%		United States	United States
Solar Star Prime 3, LLC	50.83%		United States	United States
Solar Star Prime 4, LLC	50.83%		United States	United States
Solar Star Prime SCK3, LLC	50.83%		United States	United States
Solar Star PTC 1, LLC	50.83%		United States	United States
Solar Star PTC 2, LLC	50.83%		United States	United States
Solar Star Rancho CWD I, LLC	50.83%		United States	United States
Solar Star River, LLC	50.83%		United States	United States
Solar Star Serving Science, LLC	50.83%		United States	United States
Solar Star South Deering, LLC	50.83%		United States	United States
Solar Star Storage Texas, LLC	50.83%		United States	United States
Solar Star Track Cheverly, LLC	50.83%		United States	United States
Solar Star Track Southern Ave 1, LLC	50.83%		United States	United States
Solar Star Track Southern Ave 2, LLC	50.83%		United States	United States
Solar Star Tranquility, LLC	50.83%		United States	United States
Solar Star Unkety Brook, LLC	50.83%		United States	United States
Solar Star Urbana Landfill Central, LLC	50.83%		United States	United States
Solar Star Urbana Landfill East, LLC	50.83%		United States	United States
Solar Star Virginia Holdco, LLC	50.83%		United States	United States
Solar Star Wholesome Portland, LLC	50.83%		United States	United States
Solar Star Woodlands St Cr, LLC	50.83%		United States	United States
SolarBridge Technologies Inc.	50.83%		United States	United States
Solarstar Ma I, LLC	50.83%		United States	United States
Solarstar Prime I, LLC	50.83%		United States	United States
SolarStorage Fund A, LLC	50.83%		United States	United States
SolarStorage Fund B, LLC	50.83%		United States	United States
SolarStorage Fund C, LLC	50.83%		United States	United States
SolarStorage Fund D, LLC	50.83%		United States	United States
South Hook LNG Terminal Company Limited	8.35%	E	United Kingdom	United Kingdom
Spinnaker Solar, S.L.U.	100.00%		Spain	Spain
SPWR SS 1, LLC	50.83%		United States	United States
SPWR SunStrong Holdings, LLC	50.83%		United States	United States
SunPower AssetCo, LLC	50.83%		United States	United States
SunPower Bobcat Solar, LLC	50.83%		United States	United States
SunPower Capital Services, LLC	50.83%		United States	United States
SunPower Capital, LLC	50.83%		United States	United States
SunPower Commercial FTB Construction, LLC	50.83%		United States	United States
SunPower Commercial Holding Company FTB SLB Parent, LLC	50.83%		United States	United States
SunPower Commercial Holding Company FTB SLB, LLC	50.83%		United States	United States
SunPower Corporation	50.83%		United States	United States
SunPower Corporation, Systems	50.83%		United States	United States
SunPower DevCo, LLC	50.83%		United States	United States
SunPower Electrical of New York, LLC	50.83%		United States	United States
SunPower Energia SPA	50.83%		Chile	Chile

Form 20-F 2021 TotalEnergies	F-95

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

SunPower Energy Systems Canada Corporation	50.83%		Canada	Canada
SunPower Equity Holdings, LLC	50.83%		United States	United States
SunPower Foundation	50.83%		United States	United States
SunPower Helix I, LLC	50.83%		United States	United States
SunPower HoldCo, LLC	50.83%		United States	United States
SunPower Manufacturing Oregon, LLC	50.83%		United States	United States
SunPower North America, LLC	50.83%		United States	United States
SunPower NY CDG 1, LLC	50.83%		United States	United States
SunPower Philippines Limited - Regional Operating Headquarters	50.83%		Cayman Islands	Cayman Islands
SunPower Residential V, LLC	50.83%		United States	United States
SunPower Residential VI, LLC	50.83%		United States	United States
Sunpower Residential VII, LLC	50.83%		United States	United States
SunPower Revolver HoldCo I Parent, LLC	50.83%		United States	United States
SunPower Revolver HoldCo I, LLC	50.83%		United States	United States
SunPower Systems Mexico S. de R.L. de C.V.	50.83%		Mexico	Mexico
SunPower Technologies Assetco Holdings, LLC	50.83%		United States	United States
Sunstrong Capital Holdings, LLC	50.83%	E	United States	United States
SunStrong Partners, LLC	50.83%	E	United States	United States
Sunzil	50.00%	E	France	France
Swingletree Operations, LLC	50.83%		United States	United States
Tadiran Batteries GmbH	100.00%		Germany	Germany
Tadiran Batteries Limited	100.00%		Israel	Israel
Temasol	50.83%		Morocco	Morocco
Tianneng Saft Energy Joint Stock Company	40.00%	E	China	China
TIEA Energie	100.00%		France	France
Total Direct Energie Belgium	100.00%		Belgium	Belgium
Total E&P Indonesia Mentawai B.V.	100.00%		Netherlands	Indonesia
Total E&P Indonesie	100.00%		France	Indonesia
Total E&P Mauritius Holding Limited	100.00%		Mauritius Island	Mauritius Island
Total E&P PNG 2 B.V.	100.00%		Netherlands	Papua New Guinea
Total E&P Sebuku	100.00%		France	Indonesia
Total Energies Biogaz France	100.00%		France	France
Total Energy Investments Tianjin	100.00%		China	China
Total Eren (c)	29.60%	E	France	France
Total Eren Holding	33.86%	E	France	France
Total Gas & Power Actifs Industriels	100.00%		France	France
Total Gas & Power Chartering Limited	100.00%		United Kingdom	United Kingdom
Total Gas & Power Services Limited	100.00%		United Kingdom	United Kingdom
Total Indian Ocean Renewables	100.00%		Mauritius Island	Mauritius Island
Total Indian Ocean Solar Wind	100.00%		Mauritius Island	Mauritius Island
Total Investment Management Tianjin	100.00%		China	China
Total Midstream Holdings UK Limited	100.00%		United Kingdom	United Kingdom
Total Shenergy LNG (Shanghai) Co., Ltd.	49.00%	E	China	China
Total Solar Singapore Pte Ltd	100.00%		Singapore	Singapore
Total Strong, LLC	50.00%	E	United States	United States
Total SunPower Energia S.A.	50.83%		Chile	Chile
Total Tengah	100.00%		France	Indonesia
Total Tractebel Emirates O & M Company	50.00%	E	France	United Arab Emirates
Total Tractebel Emirates Power Company	50.00%	E	France	United Arab Emirates
Total USA International, LLC	100.00%		United States	United States
Total Yemen LNG Company Limited	100.00%		Bermuda	Bermuda
TotalEnergies - Centrale Electrique Bayet	100.00%		France	France
TotalEnergies - Centrale Electrique Marchienne-au-Pont	100.00%		Belgium	Belgium
TotalEnergies - Centrale Electrique Pont-sur-Sambre	100.00%		France	France
TotalEnergies - Centrale Electrique Saint-Avold	100.00%		France	France
TotalEnergies - Centrale Electrique Toul	100.00%		France	France
TotalEnergies Australia Unit Trust (e)	0.00%		Australia	Australia
TotalEnergies Carbon Solutions	100.00%		France	France
TotalEnergies Clientes	100.00%		Spain	Spain
TotalEnergies DF Solar, LLC	100.00%		United States	United States
TotalEnergies E&P Yamal	100.00%		France	France
TotalEnergies Electricidad y Gas España	100.00%		Spain	Spain
TotalEnergies Electricité et Gaz France	100.00%		France	France
TotalEnergies EP Angola Développement Gaz	100.00%		France	Angola

F-96	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies EP Australia	100.00%		France	Australia
TotalEnergies EP Australia II	100.00%		France	Australia
TotalEnergies EP Australia III	100.00%		France	Australia
TotalEnergies EP Barnett USA	100.00%		United States	United States
TotalEnergies EP Holdings Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies EP Ichthys B.V.	100.00%		Netherlands	Australia
TotalEnergies EP Ichthys Holdings	100.00%		France	France
TotalEnergies EP Mozambique Area1, Ltda	100.00%		Mozambique	Mozambique
TotalEnergies EP Oman Block 12 B.V.	100.00%		Netherlands	Oman
TotalEnergies EP Oman Development B.V.	100.00%		Netherlands	Oman
TotalEnergies EP PNG Ltd	100.00%		Papua New Guinea	Papua New Guinea
TotalEnergies EP Salmanov	100.00%		France	France
TotalEnergies EP Singapore Pte. Ltd.	100.00%		Singapore	Singapore
TotalEnergies EP Transshipment S.A.S.	100.00%		France	Russia
TotalEnergies ESS Flandres	100.00%		France	France
TotalEnergies Exploration Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies Gas & Power Asia Private Limited	100.00%		Singapore	Singapore
TotalEnergies Gas & Power Brazil	100.00%		France	France
TotalEnergies Gas & Power Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Gas & Power Ltd, London, Meyrin - Geneva branch	100.00%		United Kingdom	Switzerland
TotalEnergies Gas & Power North America, Inc.	100.00%		United States	United States
TotalEnergies Gas Holdings Andes	100.00%		France	France
TotalEnergies Gas Pipeline USA, Inc.	100.00%		United States	United States
TotalEnergies Gas y Electricidad Argentina S.A.	100.00%		Argentina	Argentina
TotalEnergies Gaz & Electricité Holdings	100.00%		France	France
TotalEnergies GLNG Australia	100.00%		France	Australia
TotalEnergies GLNG Holdings Australia S.A.S.	100.00%		France	Australia
TotalEnergies H Solar, LLC	100.00%		United States	United States
TotalEnergies LNG Angola Ltd	13.60%	E	Bermuda	Angola
TotalEnergies LNG Angola	100.00%		France	France
TotalEnergies M Solar, LLC	100.00%		United States	United States
TotalEnergies Mercado España	100.00%		Spain	Spain
TotalEnergies New Ventures USA, Inc.	100.00%		United States	United States
TotalEnergies Offshore Wind Holdings UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Offshore Wind Korea	100.00%		France	France
TotalEnergies Power Generation France	100.00%		France	France
TotalEnergies Renewables	100.00%		France	France
TotalEnergies Renewables Asia	100.00%		Singapore	Singapore
TotalEnergies Renewables DG Holdings Asia PTE Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables DG MEA - Assets 1 FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Renewables DG MEA FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Renewables Iberica, S.L.U	100.00%		Spain	Spain
TotalEnergies Renewables International	100.00%		France	France
TotalEnergies Renewables Latin America	100.00%		Chile	Chile
TotalEnergies Renewables Projects Vietnam	100.00%		Singapore	Singapore
Totalenergies Renewables R4 Holdco Ltd	100.00%		United Kingdom	United Kingdom
Totalenergies Renewables Seagreen Holdco Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Renewables Thailand	100.00%		Thailand	Thailand
TotalEnergies Renewables USA, LLC	100.00%		United States	United States
TotalEnergies Renouvelables Antilles Guyane	100.00%		France	France
TotalEnergies Renouvelables Danemark ApS	100.00%		Denmark	Denmark
TotalEnergies Renouvelables France	100.00%		France	France
TotalEnergies Renouvelables Nogara	50.00%	E	France	France
TotalEnergies Renouvelables Pacific	100.00%		France	France
TotalEnergies Solar France	100.00%		France	France
TotalEnergies Solar Intl	100.00%		France	France
TotalEnergies Sviluppo Italia S.R.L.	100.00%		Italy	Italy
TotalEnergies Ventures Emerging Markets	100.00%		France	France
TotalEnergies Ventures Europe	100.00%		France	France
TotalEnergies Ventures International	100.00%		France	France
TotalEnergies Wire 3, LLC	100.00%		United States	United States
TQN Hydro	100.00%		France	France
TQN Solar	100.00%		France	France
TQN Solar Nogara	50.00%	E	France	France

Form 20-F 2021 TotalEnergies	F-97

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TQN Wind	100.00%		France	France
Transportadora de Gas del Mercosur S.A.	32.68%	E	Argentina	Argentina
Trofeo Solar, S.L.U.	100.00%		Spain	Spain
TSDG Asia Assets PTE. Ltd.	100.00%		Singapore	Singapore
TSGF SpA	50.00%	E	Chile	Chile
Tugboat Commercial Pledgor, LLC	50.83%		United States	United States
TW2 Tugboat, LLC	50.83%		United States	United States
TW3 Tugboat, LLC	50.83%		United States	United States
Ulsan Floating Offshore Wind Power Co., Ltd	50.00%	E	South Korea	South Korea
Valorene	66.00%		France	France
Vega Solar 1 S.A.P.I. de C.V.	50.83%		Mexico	Mexico
Vega Solar 2 S.A.P.I. de C.V.	50.83%		Mexico	Mexico
Vents D'Oc Centrale D'Energie Renouvelable 17	100.00%		France	France
Vents D'Oc Centrale D'Energie Renouvelable 18	100.00%		France	France
Vertigo	25.00%	E	France	France
Winche Solar, S.L.U.	100.00%		Spain	Spain
Wind 1029 GmbH	100.00%		Germany	Germany
Winergy	100.00%		France	France
WP France 21	100.00%		France	France
WP France 25	100.00%		France	France
WP France 27	100.00%		France	France
Yamal LNG (d)	29.73%	E	Russia	Russia
Yemen LNG Company Limited	39.62%	E	Bermuda	Yemen
Yunlin Holding Gmbh	23.00%	E	Germany	Germany
Zeeland Solar B.V.	100.00%		Netherlands	Netherlands

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Refining & Chemicals
	Appryl S.N.C	50.00%		France	France
	Atlantic Trading and Marketing Financial Inc.	100.00%		United States	United States
	Atlantic Trading and Marketing Inc.	100.00%		United States	United States
	Balzatex S.A.S.	100.00%		France	France
	Barry Controls Aerospace S.N.C.	100.00%		France	France
	BASF Total Petrochemicals LLC	40.00%		United States	United States
	Bay Junction Inc.	100.00%		United States	United States
	Bayport Polymers LLC	50.00%	E	United States	United States
	Borrachas Portalegre Ltda	100.00%		Portugal	Portugal
	BOU Verwaltungs GmbH	100.00%		Germany	Germany
	Buckeye Products Pileline LP	14.66%	E	United States	United States
	Catelsa-Caceres S.A.U.	100.00%		Spain	Spain
	Cie Tunisienne du Caoutchouc S.A.R.L.	100.00%		Tunisia	Tunisia
	Composite Industrie Maroc S.A.R.L.	100.00%		Morocco	Morocco
	Composite Industrie S.A.	100.00%		France	France
	Cosden, LLC	100.00%		United States	United States
	COS-MAR Company	50.00%		United States	United States
	Cray Valley (Guangzhou) Chemical Company, Limited	100.00%		China	China
	Cray Valley Czech	100.00%		Czech Republic	Czech Republic
	Cray Valley HSC Asia Limited	100.00%		China	Hong Kong
	Cray Valley Italia S.R.L.	100.00%		Italy	Italy
	Cray Valley S.A.	100.00%		France	France
	CSSA - Chartering and Shipping Services S.A.	100.00%		Switzerland	Switzerland
	Espa S.A.R.L.	100.00%		France	France
	Ethylene Est	99.98%		France	France
	Feluy Immobati	100.00%		Belgium	Belgium
	Fina Pipeline Co	100.00%		United States	United States
	FINA Technology, Inc.	100.00%		United States	United States
	Gasket (Suzhou) Valve Components Company, Limited	100.00%		China	China
	Gasket International S.R.L.	100.00%		Italy	Italy
	Grande Paroisse S.A.	100.00%		France	France
	Gulf Coast Pipeline LP	14.66%	E	United States	United States
	Hanwha Total Petrochemical Co. Limited	50.00%	E	South Korea	South Korea
	HBA Hutchinson Brasil Automotive Ltda	100.00%		Brazil	Brazil
	Hutchinson (UK) Limited	100.00%		United Kingdom	United Kingdom

F-98	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Hutchinson (Wuhan) Automotive Rubber Products Company Limited	100.00%		China	China
Hutchinson Aeronautique & Industrie Limited	100.00%		Canada	Canada
Hutchinson Aerospace & Industry Inc.	100.00%		United States	United States
Hutchinson Aerospace GmbH	100.00%		Germany	Germany
Hutchinson Aftermarket USA Inc.	100.00%		United States	United States
Hutchinson Antivibration Systems Inc.	100.00%		United States	United States
Hutchinson Automotive Systems Company, Limited	100.00%		China	China
Hutchinson Autopartes Mexico S.A. de C.V.	100.00%		Mexico	Mexico
Hutchinson Borrachas de Portugal Ltda	100.00%		Portugal	Portugal
Hutchinson Corporation	100.00%		United States	United States
Hutchinson d.o.o Ruma	100.00%		Serbia	Serbia
Hutchinson Do Brasil S.A.	100.00%		Brazil	Brazil
Hutchinson Fluid Management Systems Inc.	100.00%		United States	United States
Hutchinson GmbH	100.00%		Germany	Germany
Hutchinson Holding GmbH	100.00%		Germany	Germany
Hutchinson Holdings UK Limited	100.00%		United Kingdom	United Kingdom
Hutchinson Iberia S.A.	100.00%		Spain	Spain
Hutchinson Industrial Rubber Products (Suzhou) Company, Limited	100.00%		China	China
Hutchinson Industrias Del Caucho SAU	100.00%		Spain	Spain
Hutchinson Industries Inc.	100.00%		United States	United States
Hutchinson Japan Company Limited	100.00%		Japan	Japan
Hutchinson Korea Limited	100.00%		South Korea	South Korea
Hutchinson Maroc S.A.R.L. AU	100.00%		Morocco	Morocco
Hutchinson Poland SP ZO.O.	100.00%		Poland	Poland
Hutchinson Polymers S.N.C.	100.00%		France	France
Hutchinson Porto	100.00%		Portugal	Portugal
Hutchinson Precision Sealing Systems Inc.	100.00%		United States	United States
Hutchinson Research & Innovation Singapore PTE. Limited	100.00%		Singapore	Singapore
Hutchinson Rubber Products Private Limited Inde	100.00%		India	India
Hutchinson S.A.	100.00%		France	France
Hutchinson S.N.C.	100.00%		France	France
Hutchinson S.R.L. (Italie)	100.00%		Italy	Italy
Hutchinson S.R.L. (Roumanie)	100.00%		Romania	Romania
Hutchinson Sales Corporation	100.00%		United States	United States
Hutchinson Seal De Mexico S.A. de CV.	100.00%		Mexico	Mexico
Hutchinson Sealing Systems Inc.	100.00%		United States	United States
Hutchinson SRO	100.00%		Czech Republic	Czech Republic
Hutchinson Stop - Choc GmbH & CO. KG	100.00%		Germany	Germany
Hutchinson Suisse S.A.	100.00%		Switzerland	Switzerland
Hutchinson Transferencia de Fluidos S.A. de C.V.	100.00%		Mexico	Mexico
Hutchinson Tunisie S.A.R.L.	100.00%		Tunisia	Tunisia
Hutchinson Vietnam Company Limited	100.00%		Vietnam	Vietnam
Industrias Tecnicas De La Espuma SL	100.00%		Spain	Spain
Industrielle Desmarquoy S.N.C.	100.00%		France	France
Jehier S.A.S.	99.89%		France	France
Joint Precision Rubber	100.00%		France	France
KTN Kunststofftechnik Nobitz GmbH	100.00%		Germany	Germany
Laffan Refinery Company Limited	10.00%	E	Qatar	Qatar
Laffan Refinery Company Limited 2	10.00%	E	Qatar	Qatar
LaPorte Pipeline Company LP	19.96%	E	United States	United States
LaPorte Pipeline GP LLC	19.96%	E	United States	United States
Le Joint Francais S.N.C.	100.00%		France	France
Legacy Site Services Funding Inc.	100.00%		United States	United States
Legacy Site Services LLC	100.00%		United States	United States
Les Stratifies S.A.S.	100.00%		France	France
Lone Wolf Land Company	100.00%		United States	United States
Machen Land Limited	100.00%		United Kingdom	United Kingdom
Mide Technology Corporation	100.00%		United States	United States
Naphtachimie	50.00%		France	France
Olutex Oberlausitzer Luftfahrttextilien GmbH	100.00%		Germany	Germany
Pamargan (Malta) Products Limited	100.00%		Malta	Malta
Pamargan Products Limited	100.00%		United Kingdom	United Kingdom
Paulstra S.N.C.	100.00%		France	France
PFW Aerospace GmbH	100.00%		Germany	Germany

Form 20-F 2021 TotalEnergies	F-99

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

PFW Havacilik Sanayi ve Dis Ticaret Limited Sirtketi	100.00%		Turkey	Turkey
PFW Uk Machining Ltd.	100.00%		United Kingdom	United Kingdom
Polyblend GmbH	100.00%		Germany	Germany
Qatar Petrochemical Company Q.S.C. (QAPCO)	20.00%	E	Qatar	Qatar
Qatofin Company Limited	49.09%	E	Qatar	Qatar
Resilium	100.00%		Belgium	Belgium
Retia	100.00%		France	France
Retia USA LLC	100.00%		United States	United States
San Jacinto Rail Limited	17.00%	E	United States	United States
Saudi Aramco Total Refining & Petrochemical Company	37.50%	E	Saoudia Arabia	Saoudia Arabia
Societe Bearnaise De Gestion Industrielle	100.00%		France	France
Societe du Pipeline Sud-Europeen	35.14%	E	France	France
Southeast Texas Pipelines LLC	40.00%		United States	United States
SPA Sonatrach Total Entreprise de Polymères	49.00%	E	Algeria	Algeria
Stillman Seal Corporation	100.00%		United States	United States
Stop-Choc (UK) Limited	100.00%		United Kingdom	United Kingdom
Synova	100.00%		France	France
Techlam S.A.S.	100.00%		France	France
Thermal Control Systems Automotive Sasu	100.00%		France	France
Total Activites Maritimes	100.00%		France	France
Total Atlantic Trading Mexico SA De CV	100.00%		Mexico	Mexico
Total Corbion PLA B.V.	50.00%	E	Netherlands	Netherlands
Total Energy Marketing A/S	100.00%		Denmark	Denmark
Total Opslag En Pijpleiding Nederland NV	55.00%		Netherlands	Netherlands
Total Petrochemicals (Shangai) Limited	100.00%		China	China
TotalEnergies Belgium Services	100.00%		Belgium	Belgium
TotalEnergies Laffan Refinery Holdco	100.00%		France	France
TotalEnergies Laffan Refinery Holdco II B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Marketing Deutschland GmbH Refining (f)	100.00%		Germany	Germany
TotalEnergies Olefins Antwerp	100.00%		Belgium	Belgium
TotalEnergies One Tech Belgium	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals Development Feluy	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals Ecaussinnes	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals Feluy	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals France	100.00%		France	France
TotalEnergies Petrochemicals Hong Kong Ltd	100.00%		Hong Kong	Hong Kong
TotalEnergies Petrochemicals Iberica	100.00%		Spain	Spain
TotalEnergies Petrochemicals UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Pipeline USA, Inc.	100.00%		United States	United States
TotalEnergies Polymers Antwerp	100.00%		Belgium	Belgium
TotalEnergies Raffinage Chimie	100.00%		France	France
TotalEnergies Raffinage France	100.00%		France	France
TotalEnergies Raffinerie Mitteldeutschland GmbH	100.00%		Germany	Germany
TotalEnergies Refinery Antwerp	100.00%		Belgium	Belgium
TotalEnergies Refinery Port Arthur, LLC	100.00%		United States	United States
TotalEnergies Refining & Chemicals Saudi Arabia	100.00%		France	France
TotalEnergies Renewable Fuels USA	100.00%		United States	United States
TotalEnergies Splitter USA, Inc.	100.00%		United States	United States
TotalEnergies Trading Asia Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Trading Canada LP	100.00%		Canada	Canada
TotalEnergies Trading Europe	100.00%		France	France
TotalEnergies Trading Holdings Canada Ltd	100.00%		Canada	Canada
TotalEnergies Trading Products S.A.	100.00%		Switzerland	Switzerland
TotalEnergies Trading Storage S.A.	100.00%		Switzerland	Switzerland
TOTSA TotalEnergies Trading S.A.	100.00%		Switzerland	Switzerland
Totseanergy	49.00%	E	Belgium	Belgium
Transalpes S.N.C.	67.00%		France	France
Trans-Ethylene	99.98%		France	France
Vibrachoc S.A.U.	100.00%		Spain	Spain
Zeeland Refinery NV	55.00%		Netherlands	Netherlands

F-100	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Marketing & Services
	Alvea	100.00%		France	France
	Antilles Gaz	100.00%		France	France
	Argedis	100.00%		France	France
	Aristea	51.00%	E	Belgium	Belgium
	Arteco	49.99%	E	Belgium	Belgium
	AS 24	100.00%		France	France
	AS24 Belgie N.V.	100.00%		Belgium	Belgium
	AS24 Espanola S.A.	100.00%		Spain	Spain
	AS24 Fuel Cards Limited	100.00%		United Kingdom	United Kingdom
	AS24 Lithuanie	100.00%		Lithunia	Lithunia
	AS24 Polska SP ZO.O.	100.00%		Poland	Poland
	AS24 Tankservice GmbH	100.00%		Germany	Germany
	Charvet La Mure Bianco	100.00%		France	France
	Clean Energy	19.09%	E	United States	United States
	Compagnie Petroliere de l'Ouest - CPO	100.00%		France	France
	Cristal Marketing Egypt	84.62%		Egypt	Egypt
	Elf Oil UK Aviation Limited	100.00%		United Kingdom	United Kingdom
	Elf Oil UK Properties Limited	100.00%		United Kingdom	United Kingdom
	Fioulmarket.fr	100.00%		France	France
	Gapco Kenya Limited	100.00%		Kenya	Kenya
	Gapco Tanzania Limited	100.00%		Tanzania	Tanzania
	Guangzhou Elf Lubricants Company Limited	77.00%		China	China
	Gulf Africa Petroleum Corporation	100.00%		France	France
	Lubricants Vietnam Holding Limited	100.00%		Hong Kong	Hong Kong
	National Petroleum Refiners Of South Africa (PTY) Limited	18.22%	E	South Africa	South Africa
	Progeres S.A.S.	100.00%		France	France
	Quimica Vasca S.A.U.	100.00%		Spain	Spain
	Saudi Total Petroleum Products	51.00%	E	Saoudia Arabia	Saoudia Arabia
	Servauto Nederland B.V.	100.00%		Netherlands	Netherlands
	Societe d'exploitation de l'usine de Rouen	98.98%		France	France
	Societe mahoraise de stockage de produits petroliers	100.00%		France	France
	Societe Urbaine des Petroles	100.00%		France	France
	S-Oil Total Lubricants Company Limited	50.00%	E	South Korea	South Korea
	Source London Mobility Solutions Limited	100.00%		United Kingdom	United Kingdom
	South Asia LPG Private Limited	50.00%	E	India	India
	Stedis	100.00%		France	France
	Tas'Helat Marketing Company	50.00%	E	Saoudia Arabia	Saoudia Arabia
	Total (Fiji) Limited	100.00%		Fiji Islands	Fiji Islands
	Total Additifs et Carburants Speciaux	100.00%		France	France
	Total Bitumen UK Limited	100.00%		United Kingdom	United Kingdom
	Total Botswana (PTY) Limited	50.10%		Botswana	Botswana
	Total Brasil Distribuidora Ltda	100.00%		Brazil	Brazil
	Total Cambodge	100.00%		Cambodia	Cambodia
	Total Ceska Republika S.R.O.	100.00%		Czech Republic	Czech Republic
	Total China Investment Company Limited	100.00%		China	China
	Total Corse	100.00%		France	France
	Total Egypt	84.62%		Egypt	Egypt
	Total Especialidades Argentina	100.00%		Argentina	Argentina
	Total Fluides	100.00%		France	France
	Total Freeport Corporation	51.00%	E	Philippines	Philippines
	Total Glass Lubricants Europe GmbH	100.00%		Germany	Germany
	Total Jamaica Limited	100.00%		Jamaica	Jamaica
	Total Jordan PSC	100.00%		Jordan	Jordan
	Total Liban	100.00%		Lebanon	Lebanon
	Total Lubricants (China) Company Limited	77.00%		China	China
	Total Lubricants Taiwan Limited	63.00%		Taiwan	Taiwan
	Total Lubrifiants	99.98%		France	France
	Total Lubrifiants Service Automobile	99.98%		France	France
	Total Luxembourg S.A.	100.00%		Luxembourg	Luxembourg
	Total Marketing Egypt	84.62%		Egypt	Egypt
	Total Marketing Gabon	90.00%		Gabon	Gabon
	Total Marketing Middle East Free Zone	100.00%		United Arab Emirates	United Arab Emirates

Form 20-F 2021 TotalEnergies	F-101

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Total Marketing Tchad	100.00%		Chad	Chad
Total Marketing Uganda	100.00%		Uganda	Uganda
Total Mexico S.A. de C.V.	100.00%		Mexico	Mexico
Total Niger S.A.	100.00%		Niger	Niger
Total Oil India Private Limited	100.00%		India	India
Total Outre-Mer	100.00%		France	France
Total Pacifique	100.00%		France	New Caledonia
Total Parco Pakistan Limited	50.00%	E	Pakistan	Pakistan
Total Petroleum (Shanghai) Company Limited	100.00%		China	China
Total Petroleum Ghana PLC	76.74%		Ghana	Ghana
Total Philippines Corporation	51.00%	E	Philippines	Philippines
Total Polska	100.00%		Poland	Poland
Total Polynesie	100.00%		France	French Polynesia
Total Proxi Energies Nord Est	100.00%		France	France
Total Sinochem Fuels Company Limited	49.00%	E	China	China
Total Sinochem Oil Company Limited	49.00%	E	China	China
Total Specialties USA Inc.	100.00%		United States	United States
Total Swaziland (PTY) Limited	50.10%		Swaziland	Swaziland
Total Tianjin Manufacturing Company Limited	77.00%		China	China
Total Togo	76.72%		Togo	Togo
Total Turkey Pazarlama	100.00%		Turkey	Turkey
Total UAE LLC	100.00%		United Arab Emirates	United Arab Emirates
Total Ukraine LLC	100.00%		Ukraine	Ukraine
Total Vietnam Limited	100.00%		Vietnam	Vietnam
Total Vostok	100.00%		Russia	Russia
TotalEnergies Aviation	100.00%		France	France
TotalEnergies Aviation Suisse S.A.	100.00%		Switzerland	Switzerland
TotalEnergies Aviation Zambia Ltd	100.00%		Zambia	Zambia
TotalEnergies Bitumen Deutschland GmbH	100.00%		Germany	Germany
TotalEnergies Diesel Comercio e Transportes Brasil Ltda	100.00%		Brazil	Brazil
TotalEnergies Holdings Deutschland GmbH	100.00%		Germany	Germany
TotalEnergies Lubrifiants Algérie SPA	78.90%		Algeria	Algeria
TotalEnergies Marine Fuels Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Marketing & Services	100.00%		France	France
TotalEnergies Marketing (Hubei) Co., Ltd	100.00%		China	China
TotalEnergies Marketing African Holdings Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Marketing Angola S.A.	50.00%	E	Angola	Angola
TotalEnergies Marketing Asia-Pacific Middle East Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Marketing Belgium	100.00%		Belgium	Belgium
TotalEnergies Marketing Burkina	100.00%		Burkina Faso	Burkina Faso
TotalEnergies Marketing Cameroun S.A.	67.01%		Cameroon	Cameroon
TotalEnergies Marketing Caraibes	100.00%		France	France
TotalEnergies Marketing Congo	100.00%		Congo	Congo
TotalEnergies Marketing Côte d'Ivoire	72.99%		Côte d'Ivoire	Côte d'Ivoire
TotalEnergies Marketing Denmark A/S	100.00%		Denmark	Denmark
TotalEnergies Marketing España, S.A.U.	100.00%		Spain	Spain
TotalEnergies Marketing Ethiopia Share Company	100.00%		Ethiopia	Ethiopia
TotalEnergies Marketing France	100.00%		France	France
TotalEnergies Marketing Guadeloupe	100.00%		France	Guadeloupe
TotalEnergies Marketing Guinea Ecuatorial	70.00%		Equatorial Guinea	Equatorial Guinea
TotalEnergies Marketing Guinée	100.00%		Guinea	Guinea
TotalEnergies Marketing Holdings Africa	100.00%		France	France
TotalEnergies Marketing Holdings Asia	100.00%		France	France
TotalEnergies Marketing Holdings India	100.00%		France	France
TotalEnergies Marketing Italia SpA	100.00%		Italy	Italy
TotalEnergies Marketing Kenya PLC	93.96%		Kenya	Kenya
TotalEnergies Marketing Madagasikara S.A.	79.44%		Madagascar	Madagascar
TotalEnergies Marketing Malawi Ltd	100.00%		Malawi	Malawi
TotalEnergies Marketing Mali	100.00%		Mali	Mali
TotalEnergies Marketing Maroc	55.00%		Morocco	Morocco
TotalEnergies Marketing Mauritius Ltd	55.00%		Mauritius Island	Mauritius Island
TotalEnergies Marketing Mayotte	100.00%		France	Mayotte
TotalEnergies Marketing Moçambique S.A.	100.00%		Mozambique	Mozambique
TotalEnergies Marketing Namibia (Pty) Ltd	50.10%		Namibia	Namibia

F-102	TotalEnergies Form 20-F 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies Marketing Nederland NV	100.00%		Netherlands	Netherlands
TotalEnergies Marketing Nigeria PLC	61.72%		Nigeria	Nigeria
TotalEnergies Marketing Puerto Rico	100.00%		Puerto Rico	Puerto Rico
TotalEnergies Marketing RDC	60.00%		Democratic Republic of Congo	Democratic Republic of Congo
TotalEnergies Marketing Réunion	100.00%		France	Reunion
TotalEnergies Marketing Romania S.A.	100.00%		Romania	Romania
TotalEnergies Marketing Sénégal	69.14%		Senegal	Senegal
TotalEnergies Marketing South Africa (Pty) Ltd	50.10%		South Africa	South Africa
TotalEnergies Marketing Tanzania Ltd	100.00%		Tanzania	Tanzania
TotalEnergies Marketing Tunisie	100.00%		Tunisia	Tunisia
TotalEnergies Marketing Uganda Ltd	100.00%		Uganda	Uganda
TotalEnergies Marketing UK Limited	100.00%		United Kingdom	United Kingdom
TotalEnergies Marketing Zambia Ltd	100.00%		Zambia	Zambia
TotalEnergies Marketing Zimbabwe (Private) Ltd	80.00%		Zimbabwe	Zimbabwe
TotalEnergies Singapore Services Pte Ltd	100.00%		Singapore	Singapore
TotalEnergies Supply Marketing Services S.A.	100.00%		Switzerland	Switzerland
TotalEnergies Three Gorges Charging Services (Hubei) Co., Ltd	50.00%	E	China	China
TotalEnergies Wärme&Kraftstoff Deutschland GmbH	100.00%		Germany	Germany
Totalgaz Vietnam LLC	100.00%		Vietnam	Vietnam
Trapil	5.50%	E	France	France
Upbeatprops 100 PTY Limited	50.10%		South Africa	South Africa
V Energy S.A.	100.00%		Dominican Republic	Dominican Republic

Form 20-F 2021 TotalEnergies	F-103

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Corporate
	Albatros	100.00%		France	France
	Elf Aquitaine Fertilisants	100.00%		France	France
	Elf Aquitaine Inc.	100.00%		United States	United States
	Elf Forest Products LLC	100.00%		United States	United States
	Omnium Reinsurance Company S.A.	100.00%		Switzerland	Switzerland
	Pan Insurance Limited	100.00%		Ireland	Ireland
	Septentrion Participations	100.00%		France	France
	Socap S.A.S.	100.00%		France	France
	Societe Civile Immobiliere CB2	100.00%		France	France
	Sofax Banque	100.00%		France	France
	Total Corporate Management (Beijing) Company Limited	100.00%		China	China
	Total Digital Factory	100.00%		France	France
	Total Facilities Management Services (TFMS)	100.00%		France	France
	Total Global IT Services (TGITS)	100.00%		France	France
	Total Global Procurement (TGP)	100.00%		France	France
	Total Global Procurement Belgium S.A. (TGPB)	100.00%		Belgium	Belgium
	Total Global Services Bucharest	99.01%		Romania	Romania
	Total Global Services Philippines	100.00%		Philippines	Philippines
	Total International NV	100.00%		Netherlands	Netherlands
	Total Learning Solutions (TLS)	100.00%		France	France
	Total Operations Canada Limited	100.00%		Canada	Canada
	Total Overseas Holding (PTY) Limited	100.00%		South Africa	Netherlands
	Total Resources (Canada) Limited	100.00%		Canada	Canada
	TotalEnergies American Services, Inc.	100.00%		United States	United States
	TotalEnergies Capital	100.00%		France	France
	TotalEnergies Capital Canada Ltd	100.00%		Canada	Canada
	TotalEnergies Capital International	100.00%		France
	TotalEnergies Consulting	100.00%		France	France
	TotalEnergies Delaware, Inc.	100.00%		United States	United States
	TotalEnergies Développement Régional S.A.S.	100.00%		France	France
	TotalEnergies EP Gestion Filiales	100.00%		France	France
	TotalEnergies Finance	100.00%		France	France
	TotalEnergies Finance Corporate Services Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies Finance International B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Finance USA, Inc.	100.00%		United States	United States
	TotalEnergies Funding Nederland B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Gestion USA	100.00%		France	France
	TotalEnergies Global Financial Services	100.00%		France	France
	TotalEnergies Global Human Resources Services	100.00%		France	France
	TotalEnergies Global Information Technology Services Belgium	99.98%		Belgium	Belgium
	TotalEnergies Holding Allemagne	100.00%		France	France
	TotalEnergies Holdings	100.00%		France	France
	TotalEnergies Holdings Europe	100.00%		France	France
	TotalEnergies Holdings International B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Holdings UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies Holdings USA, Inc.	100.00%		United States	United States
	TotalEnergies Investments	100.00%		France	France
	TotalEnergies Marketing Holding Nederland B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies One Tech	100.00%		France	France
	TotalEnergies Participations	100.00%		France	France
	TotalEnergies Petrochemicals & Refining (Holding)	100.00%		Belgium	Belgium
	TotalEnergies Petrochemicals & Refining USA, Inc. (f)	100.00%		United States	United States
	TotalEnergies SE	–		France	France
	TotalEnergies Security USA, Inc.	100.00%		United States	United States
	TotalEnergies Treasury	100.00%		France	France
	TotalEnergies Treasury Belgium	100.00%		Belgium	Belgium
	TotalEnergies UK Finance Ltd	100.00%		United Kingdom	United Kingdom

(a) % of control different from % of interest : 49%

(b) % of control different from % of interest : 10%

(c) % of control different from % of interest : 5.80%

(d) % of control different from % of interest : 20.02%

(e) % of control different from % of interest : 75.16%

(f) Multi-segment entities

F-104	TotalEnergies Form 20-F 2021