Form 20-F
period 2022-12-31
TotalEnergies SE
filed 2023-03-24
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

2,619,131,285 Shares, par value €2.50 each, as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

References in this annual report on Form 20-F (this “Annual Report”) to pages and sections of the “Universal Registration Document 2022”  are references only to those pages and sections of TotalEnergies’ Universal Registration Document for the year ended December 31, 2022 attached in Exhibit 15.1 to this Form 20-F and forming a part hereof. Other than as expressly provided herein, the Universal Registration Document 2022 is not incorporated herein by reference.

TotalEnergies' Consolidated Financial Statements on pages F-9 to F-13 are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU) as of December 31, 2022.

In addition, this Annual Report and the Universal Registration Document 2022 contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance. We believe that presentation of this information, along with comparable GAAP measures, is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies.

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

ADDITIONAL INFORMATION

This Annual Report reports information primarily regarding TotalEnergies' business, operations and financial information relating to the fiscal year ended December 31, 2022. For more recent updates regarding TotalEnergies, you may inspect any reports, statements or other information TotalEnergies files with the United States Securities and Exchange Commission (“SEC”). All of its SEC filings made after December 31, 2001 are available to the public at the SEC website at http://www.sec.gov and from certain commercial document retrieval services. See also “Item 10. - 10.8 Documents on display”.

No material on the TotalEnergies website forms any part of this Annual Report. References in this Annual Report to documents on the TotalEnergies website are included as an aid to the location of such documents and such documents are not incorporated by reference. References to websites and the Sustainability & Climate - Progress Report 2023 contained in this Annual Report (including all exhibits hereto) are provided for reference only; the information contained on the referenced websites or in the Sustainability & Climate - Progress Report 2023 is not incorporated by reference in this Annual Report.

CERTAIN TERMS, ABBREVIATIONS AND CONVERSION TABLE

For the meanings of certain terms used in this document, as well as certain abbreviations and a conversion table, refer to the “Glossary” starting on page 655 of the Universal Registration Document 2022, incorporated herein by reference. The terms “TotalEnergies", "TotalEnergies company" and “Company” as used in this document refer to TotalEnergies SE collectively with all of its direct and indirect consolidated companies located in or outside of France. The term “Corporation” as used in this document exclusively refers to TotalEnergies SE, which is the parent company.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

TotalEnergies has made certain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) in this document and in the documents referred to in, or incorporated by reference into, this Annual Report. This document may contain forward-looking statements including  within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as COVID-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

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

Form 20-F 2022 TotalEnergies	i

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.1    Risk factors

TotalEnergies conducts its business in a constantly changing environment and is exposed to risks that, if they were to occur, could have a material adverse effect on its business, financial condition, reputation, outlook, or the price of financial instruments issued by TotalEnergies SE. Point 3.1 of chapter 3 of the Universal Registration Document 2022 (starting on page 120), incorporated herein by reference, presents the significant risk factors specific to TotalEnergies, to which it believes it is exposed as of the filing date of this Annual Report. However, TotalEnergies may be exposed to other non-specific risks, or of which it may not be aware, or the potential consequences of which may be underestimated, or the materialization of which is not considered, at that date, likely to have a material adverse impact on TotalEnergies, its business, financial condition, reputation or outlook. In particular, TotalEnergies could be exposed to systemic risks, such as unexpected major disruptions (health, such as the COVID-19 pandemic, security, monetary or cyber), leading to large-scale disturbances with global human and economic repercussions.

For additional information on the risks to which TotalEnergies believes it is exposed as of the filing date of this Annual Report, along with its approaches to managing certain of these risks, please refer to “Item 5. Operating and financial review and prospects” and “Item 11. Quantitative and qualitative disclosures about market risk”, as well as points 3.2, 3.3 and 3.6 of chapter 3 (starting on pages 130, 134 and 143, respectively) of the Universal Registration Document 2022, incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

The following information providing an integrated overview of TotalEnergies from the Universal Registration Document 2022 is incorporated herein by reference:

-	presentation of TotalEnergies and its governance (points 1.1.1 and 1.9 of chapter 1, starting on pages 6 and 43 respectively);
-	its strategy and ambition (points 1.2 and 1.3 of chapter 1, starting on page 14);
-	history, employees, integrated business model, industrial assets and geographic presence (points 1.1.2, 1.1.3, and 1.8.1-1.8.4 of chapter 1, starting on pages 10, 12 and 39 respectively);
-

an overview of its climate ambition, sustainability-linked commitments, investment policy, R&D and dialogue with stakeholders (points 1.4, 1.5, 1.6, 1.7 and 1.8.5 of chapter 1, starting on pages 20, 30, 34, 37 and 42 respectively); and

-	organizational structure (point 1.9.3 of chapter 1, starting on page 47).

The following information providing an overview of TotalEnergies' businesses and activities from the Universal Registration Document 2022 is incorporated herein by reference:

-	information concerning TotalEnergies' principal capital expenditures and divestitures (point 1.6 of chapter 1, starting on page 34). See also “Item 5. Operating and financial review and prospects”;
-	business overview for fiscal year 2022 (points 2.1 to 2.5 of chapter 2, starting on page 66); and
-

geographical breakdown of TotalEnergies’ sales, property, plants and equipment, intangible assets and capital expenditures over the past three years (Note 4 to the Consolidated Financial Statements, on page F-35).

The following other information from the Universal Registration Document 2022 is incorporated herein by reference:

-	countries under economic sanctions (point 3.2 of chapter 3, starting on page 130);
-	insurance and risk management (point 3.4 of chapter 3, starting on page 141);
-	non-financial performance and additional reporting information (points 5.1 to 5.11 of chapter 5 and chapter 11, starting on page 264 and 619 respectively); and
-	investor relations (point 6.6 of chapter 6, starting on page 397).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

Form 20-F 2022 TotalEnergies	1

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

For information on the invasion of Ukraine by Russia and the situation of the Company at March 23, 2023, refer to Item 5. – 5.6 starting on page 18.

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

In 2022, TotalEnergies generated cash flow from operating activities of $47.4 billion and cash flow (DACF)1 of $47.03 billion. TotalEnergies reported IFRS net income of $20.5 billion, including nearly $15 billion in provisions related to Russia (for an adjusted net income2 of $36.2 billion), representing a return on equity of 32% and a return on capital employed (ROACE) of 28%, which demonstrates the quality of its global portfolio. Adjusted EBITDA3 was $71.6 billion.

In 2022, the integrated Gas, Renewables & Power (iGRP) segment reported IFRS net income of $9.6 billion, cash flow from operating activities of $9.7 billion, adjusted net operating income4 and cash flow (DACF)5 of $12.1 billion and $10.8 billion, respectively. These results build on the globally integrated LNG portfolio. The Integrated Power activity (covering the electricity and renewables business) had nearly 17 GW of gross renewable capacity installed at the end of 2022. In order to provide shareholders with a better understanding of the growth strategy of LNG and electricity/renewables, the Board of Directors decided that from the first quarter 2023 iGRP's results will separately report the contributions of the Integrated LNG and Integrated Power activities.

In 2022, the Exploration & Production segment reported IFRS net income of $5.1 billion and adjusted net operating income of $17.5 billion, cash flow from operating activities of $27.7 billion, raising its strong full-year contribution to the Company’s net cash flow6 with $26.0 billion. In 2022, new discoveries were made in Cyprus, Brazil, Namibia and Suriname.

In 2022, Downstream7 reported solid performance with IFRS net income of $8.2 billion and $8.9 billion in adjusted net operating income and cash flow from operating activities of $11.8 billion and cash flow (DACF)8 of $10.1 billion, supported by a refinery utilization rate of 82% that fully captured high refining margins. TotalEnergies continues to grow in petrochemicals with the launch of the Amiral project, an integrated complex in Saudi Arabia.

In line with the policy announced in September 2022, TotalEnergies implemented a balanced cash allocation in 2022, between shareholders with a 37.2% payout, net investments9 of $16.3 billion, including $4 billion in low-carbon energies, and deleveraging or reducing net debt by $12.2 billion to end 2022 and net cash flow10 of $29.4 billion with year-end gearing11 reduced to 7.0%. In addition, the Company has ensured balanced profit sharing with its employees (exceptional bonus of up to one month’s salary12 and wage increases taking into account the inflation rate observed in various countries) and with its customers through rebates on various energy products to mitigate the increase in energy prices. Governments have also benefited from more than $33 billion in taxes worldwide, more than double the amount in 2021, mostly paid to producing countries.

1   DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and without financial charges. Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sales (effective first quarter 2020). Operating cash flow before working capital changes provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the inventory effect and replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).

2   Adjusted net income refers to adjusted net operating income, adjusted for special items, inventory valuation effect and the effect of changes in fair value. See “- 5.3 Business segment reporting” below for further details.

3   Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. The reconciliation of adjusted EBITDA with the consolidated financial statements is set forth under “Reconciliation of net income (TotalEnergies share) to adjusted EBITDA” on page 5.

4   Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-23).

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

6   Refer to the reconciliation table for different cash flow figures set forth under “Cash Flow” on page 5.

7   Downstream refers to the Refining & Chemicals business segment and the Marketing & Services business segment.

8   DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, except those related to leases.

9   Net investments = organic investments + net acquisitions. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference.

10   Refer to the reconciliation table for different cash flow figures set forth under “Cash Flow” on page 5.

11   Gearing = net debt / (net debt +shareholders equity TotalEnergies share + non-controlling interests); excluding leases receivables and leases debts. For additional information, refer to Note 15.1(E) to the Consolidated Financial Statements (starting on page F-76).

12   Payment, capped for high salaries, to employees of all fully owned companies and of companies in which TotalEnergies holds more than 50%, subject to agreement by their governing bodies

TotalEnergies Form 20-F 2022	2

In view of the growth in structural cash flow forecast for 2023 and the share buybacks carried out in 2022 (5% of the share capital), the Board of Directors decided to propose to the Shareholders’ Meeting to be held on May 26, 2023 the distribution of a final 2022 dividend of €0.74/share, an increase of 6.5% for the ordinary 2022 dividend to €2.81/share, plus the special dividend of €1/share paid in December 2022. In addition, the Board of Directors confirmed a shareholder return policy for 2023, targeting a payout between 35-40%, which will combine an increase in interim dividends of more than 7% to €0.74/share and share buybacks of $2 billion in the first quarter of 2023.

Outlook

At the start of 2023, oil prices are moving between $80-90/b in an uncertain environment, where the possible worldwide economic slowdown could be counterbalanced by the recovery of China, with global demand expected to rise in 2023 to more than 100 Mb/d. In this context, OPEC+ countries have shown their willingness to keep prices above $80/b. Refining margins in Europe, particularly for distillates, are expected to remain supported by the effects of the European embargo on Russian petroleum products, which came into effect on February 5, 2023.

The tensions on European gas prices seen in 2022 are expected to continue into 2023, as the limited growth in global LNG production is supposed to meet both higher European LNG demand to replace Russian gas received in 2022 and higher Chinese LNG demand.

Since December 31, 2022, the production related to TotalEnergies' participation in Novatek, of 0.3 Mboe/d in 2022, is no longer consolidated. Excluding Novatek, TotalEnergies expects its hydrocarbon production to increase by approximately 2% to 2.5 Mboe/d in 2023, driven by three main start-ups planned for the year: Block 10 in Oman, Mero 2 in Brazil, and Absheron in Azerbaijan.

Continuing its growth momentum in LNG, TotalEnergies is strengthening its unique position in Europe in 2023 with the commissioning of two floating regasification terminals, the first of which, located in Lubmin, Germany, is already operational.

The Integrated Power business is expected to continue to grow in 2023 with power generation expected to reach more than 40 TWh, a 30% increase year-on-year, benefiting from the full integration of Total Eren, leading to a comparable rise in cash flow.

The implementation of an energy savings program is expected to strengthen Downstream’s competitiveness, allowing it to benefit from a favorable European refining environment.

In 2023, TotalEnergies expects net investments of $16-18 billion, including $5 billion dedicated to low-carbon energies.

Supported by the strength of the Company's balance sheet and its cash generation potential, the Board of Directors confirmed a shareholder return policy for 2023 targeting a cash payout of between 35% and 40% as well as the following cash flow allocation priorities:

-	a sustainable ordinary dividend through cycles, that was not cut during the COVID-19 crisis, and whose increase is supported by underlying cash flow growth,
-	investments to support a strategy balanced between the various energies,

-maintaining a strong balance sheet with a target rating at an "AA" level,

-buybacks to share surplus cash flow generated at high prices and possibly a special dividend in the event of very high prices.

For 2023, this shareholder return policy will combine a 7.2% increase to 0.74 €/share in interim dividends and share buybacks of $2 billion planned for the first quarter.

TotalEnergies confirms its project to spin-off its affiliate, TotalEnergies EP Canada, by listing it on the Toronto stock exchange. TotalEnergies intends to retain a 30% stake in the listed entity, and to distribute 70% of the shares to TotalEnergies SE’s shareholders through a special dividend in kind. This transaction would be subject to the approvals that will be taken by the Shareholders’ Meeting of TotalEnergies on May 26, 2023.

Form 20-F 2022 TotalEnergies	3

5.2    TotalEnergies results 2020-2022

As of and for the year ended December 31 (in millions of dollars, except per share data)	2022	2021	2020
Sales	280,999	205,863	140,685
Adjusted EBITDA(a)(b)	71,578	42,302	21,112
Adjusted net operating income from business segments(b)	38,475	20,209	6,404
integrated Gas, Renewables & Power	12,144	6,243	1,778
Exploration & Production	17,479	10,439	2,363
Refining & Chemicals	7,302	1,909	1,039
Marketing & Services	1,550	1,618	1,224
Net income (loss) from equity affiliates	(1,892)	3,438	452
Fully-diluted earnings per share ($)	7.85	5.92	(2.90)
Fully-diluted weighted-average shares (millions)(c)	2,572	2,647	2,621
Net income (TotalEnergies share)	20,526	16,032	(7,242)
Organic investments(d)	11,852	12,675	10,339
Net acquisitions(e)	4,451	632	2,650
Net investments(f)	16,303	13,307	12,989
Cash flow from operating activities(g)	47,367	30,410	14,803
Of which:
(increase)/decrease in working capital	1,191	(616)	1,869
financial charges	(1,296)	(1,520)	(1,938)

(a)

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes in fair value. See “Item 5.- 5.3 Business segment reporting” below for further details.

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

(d)

Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference.

(e)	Net acquisitions = acquisitions - assets sales - other operations with non-controlling interests.
(f)	Net investments = organic investments + net acquisitions.
(g)	The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 5.

Market environment parameters	2022	2021	2020
Brent ($/b)	101.3	70.9	41.8
Henry Hub ($/Mbtu)(a)	6.5	3.7	2.1
NBP ($/Mbtu)(b)	32.4	16.4	3.3
JKM ($/Mbtu)(c)	33.8	18.5	4.4
Average price of liquids ($/b) (d)	91.3	65.0	37.0
Average price of gas ($/Mbtu) (d)	13.15	6.60	2.96
Average price of LNG ($/Mbtu) (e)	15.90	8.80	4.83
Variable cost margin – Refining Europe, VCM(f) ($/t)	94.1	10.5	11.5

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

Hydrocarbon production*	2022	2021	2020
Hydrocarbon production (kboe/d)	2,765	2,819	2,871
Oil (including bitumen) (kb/d)	1,307	1,274	1,298
Gas (including condensates and associated NGL) (kboe/d)	1,458	1,545	1,573

Hydrocarbon production*	2022	2021	2020
Hydrocarbon production (kboe/d)	2,765	2,819	2,871
Liquids (kb/d)**	1,519	1,500	1,543
Gas (Mcf/d)	6,759	7,203	7,246

*   TotalEnergies production = production of Exploration & Production segment (EP) + production of integrated Gas, Renewables & Power segment (iGRP).

**  Including condensates and NGL associated with the production of gas.

For a discussion of TotalEnergies’ proved reserves, refer to point 2.3.1 of chapter 2 of the Universal Registration Document 2022 (starting on page 90), incorporated herein by reference. See also point 9.1 of chapter 9 of the Universal Registration Document 2022 (starting on page 538), incorporated herein by reference, for additional information on proved reserves, including tables showing changes in proved reserves by region.

TotalEnergies Form 20-F 2022	4

Adjustment Items to net income* (TotalEnergies share)

in millions of dollars	2022	2021	2020
Special items affecting net income (TotalEnergies share)	(17,310)	(3,329)	(10,044)
Gain (loss) on asset sales	1,391	(1,726)	104
Restructuring charges	(42)	(308)	(364)
Impairments	(15,743)	(910)	(8,465)
Other	(2,916)	(385)	(1,319)
After-tax inventory effect: FIFO vs. replacement cost	501	1,495	(1,280)
Effect of changes in fair value	1,138	(194)	23
Total adjustments affecting net income (TotalEnergies share)	(15,671)	(2,028)	(11,301)

*   For details on adjustments to operating income, refer to Note 3(C) to the Consolidated Financial Statements (starting on page F-30).

Cash Flow

in millions of dollars	2022	2021	2020
Operating cash flow before working capital changes w/o financial charges (DACF)	47,025	30,660	17,635
Financial charges	(1,296)	(1,520)	(1,938)
Operating cash flow before working capital changes ( a )*	45,729	29,140	15,697
(Increase) decrease in working capital**	2,831	188	753
Inventory effect	501	1,796	(1,440)
Capital gain from renewable project sales	(64)	(89)	(96)
Organic loan repayments from equity affiliates	(1,630)	(626)	(111)
Cash flow from operating activities	47,367	30,410	14,803
Organic investments ( b )	11,852	12,675	10,339
Free cash flow after organic investments, w/o net asset sales ( a - b )	33,877	16,465	5,358
Net investments ( c )	16,303	13,307	12,989
Net cash flow ( a - c )	29,426	15,833	2,708

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

**  Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

in millions of dollars	2022	2021	2020
Net income - TotalEnergies share	20,526	16,032	(7,242)
Less: adjustment items to net income (TotalEnergies share)	15,671	2,028	11,301
Adjusted net income - TotalEnergies share	36,197	18,060	4,059
Adjusted items
Add: non-controlling interests	460	331	8
Add: income taxes	20,565	9,211	1,309
Add: depreciation, depletion and impairment of tangible assets and mineral interests	12,316	12,735	13,312
Add: amortization and impairment of intangible assets	400	401	352
Add: financial interest on debt	2,386	1,904	2,140
Less: financial income and expense from cash & cash equivalents	(746)	(340)	(68)
Adjusted EBITDA	71,578	42,302	21,112

2022 vs. 2021

In terms of market environment parameters:

•	the Brent price increased by 43% to $101.3/b on average in 2022 from $70.9/b on average in 2021;
•	TotalEnergies’ average liquids price realization[1] increased by 41% to $91.3/b in 2022 from $65.0/b in 2021;
•	TotalEnergies’ average gas price realization[2] increased by 99% to $13.15/Mbtu in 2022 from $6.60/Mbtu in 2021;
•	TotalEnergies’ average LNG price realization[3] increased by 81% to $15.90/Mbtu in 2022 from $8.80/Mbtu in 2021;
•	TotalEnergies’ variable cost margin – Refining Europe (VCM)[4] was $94.1/t on average in 2022, or 9 times greater than $10.5/t in 2021.

Hydrocarbon production was 2,765 kboe/d in 2022, down 2% year-on-year, comprised of:

•	+3% due to start-ups and ramp-ups, notably CLOV Phase 2 and Zinia Phase 2 in Angola, Mero 1 in Brazil and Ikike in Nigeria,
•	+2% due to the increase in OPEC+ production quotas,
•

-3% portfolio effect, notably related to the end of the operating licenses for Qatargas 1 and Bongkot North in Thailand, as well as the effective withdrawal from Myanmar, the exit from Termokarstovoye and Kharyaga in Russia, partially offset by the entry into the Sépia and Atapu producing fields in Brazil,

•	-1% due to security-related production cuts in Libya and Nigeria,
•	-1% due to price effect,
•	-2% due to the natural decline of the fields.

1   Consolidated subsidiaries.

2   Consolidated subsidiaries.

3   Consolidated subsidiaries and equity affiliates.

4   This indicator represents the average margin on variable costs realized by TotalEnergies’ European refining business (equal to the difference between the sales of refined products realized by TotalEnergies’ European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

Form 20-F 2022 TotalEnergies	5

The euro-dollar exchange rate averaged $1.0530/€ in 2022, compared to $1.1827/€ in 2021.

Sales were $280,999 million in 2022, an increase of 36% compared to $205,863 million in 2021. In 2022, external sales increased by 59% for the integrated Gas, Renewables & Power segment, by 37% for the Exploration & Production segment, by 39% for Refining & Chemicals segment and by 25% for the Marketing & Services segment compared to 2021.

Net income (TotalEnergies share) increased to $20,526 million in 2022 compared to $16,032 million in 2021. In 2022, total adjustments to net income (TotalEnergies share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had an impact of ($15,671) million, comprised of $(15,743) million for impairments including $(15.7) billion for impairments and exceptional provisions, including $(14.8) billion in related to Russia and $(1.0) billion related to the withdrawal from the North Platte project in the United States, $(1.7) billion related to the impacts of the European Solidarity Contribution, of the Energy Profits Levy in the United Kingdom on deferred tax, and of the electricity generation infra-marginal income contribution in France, $1.4 billion capital gain on the partial sale of SunPower shares and the revaluation of the retained and consolidated share using the equity method and $1.1 billion of fair value change effects. For a detailed overview of adjustment items for 2022, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23). In 2021, total adjustments to net income (TotalEnergies share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had an impact of ($2,028) million, comprised of $(910) million for impairments (including $(305) million for the withdrawal of TotalEnergies from Myanmar and the $(89) million impairment related to the end of the Qatargas 1 contract) and $(170) million for the loss on the sale of TotalEnergies’ interest in Yucal Placer in Venezuela, as well as notably the $(1,379) million loss on the sale of TotalEnergies’ interest in Petrocedeño5 to PDVSA in Venezuela and the $(177) million loss on the Utica sale in the United States, restructuring charges related to the voluntary departure plan in France and Belgium, and a positive inventory effect of $1,495 million for the year of 2021.

Total income taxes in 2022 amounted to $(22,242) million, 2.3 times greater than $(9,587) million in 2021. For further detail on income taxes, refer to Note 11 to the Consolidated Financial Statements (starting on page F-62).

TotalEnergies SE bought back, in 2022, 140,207,743 TotalEnergies SE shares on the market, i.e., 5.35% of the share capital as of December 31, 2022, of which 128,869,261 million for cancellation and, in 2021, 37,306,005 TotalEnergies SE shares on the market, i.e., 1.4% of the share capital as of December 31, 2021, of which 30,665,526 for cancellation. See also “Item 5. - 5.4.3 Shareholders’ equity”, below.

Fully-diluted earnings per share was $7.85 in 2022 compared to $5.92 in 2021.

Finalized asset sales amounted to:

•

$1,421 million in 2022, including farm-downs in the Integrated Power business and the disposal of TotalEnergies’ interests in Block 14 in Angola, as well as SunPower's disposal of its Enphase shares, the partial disposal of the Landivisiau power generation plant in France, the sale of TotalEnergies’ interest in the Sarsang field in Iraq, and an additional payment related to the 2020 sale of interests in the CA1 offshore block in Brunei; and

•

$2,652 million in 2021, including the sale of TotalEnergies’ interests in 7 mature non-operated offshore fields and the Cap Lopez oil terminal in Gabon and the sale of a 30% interest in TRAPIL in France as well as the payment by GIP of more than $750 million as part of the tolling agreement for the infrastructure of the Gladstone LNG project in Australia, the sale in France of a 50% interest in a portfolio of renewable projects with a total capacity of 285 MW (100%), the sale of the 10% stake in onshore block OML 17 in Nigeria, the price supplement related to the sale of Block CA1 in Brunei, the sale of the Lindsey refinery in the United Kingdom, the sale of interests in the TBG pipeline in Brazil, the sale of shares in Clean Energy Fuels Corp. (NASDAQ: CLNE)[6], and the sale of its interests in Tellurian Inc. (NASDAQ: TELL) in the United States.

Finalized acquisitions7 amounted to:

•

$5,872 million for the full-year 2022, including the acquisition of an additional 4.08% of the Waha concessions in Libya as well as payments related to the award of the Atapu and Sépia production sharing contracts in Brazil, the acquisition of an interest in Clearway Energy Group and the bonus related to the New York Bight offshore wind concession in the United States.

•

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

TotalEnergies’ cash flow from operating activities in 2022 was $47,367 million, an increase of 56% compared to $30,410 million in 2021. The change in working capital as determined using the replacement cost method8 excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales (effective first quarter 2020) and including organic loan repayment from equity affiliates was a decrease of $1,638 million in 2022, compared to a decrease of $1,270 million in 2021. In 2022, the change in working capital was a decrease of $1,191 million in accordance with IFRS. The difference of $447 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $501 million, (ii) plus the mark-to-market effect of iGRP’s contracts of $1,640 million, (iii) less the capital gains from renewables project sale of $64 million and (iv) less the organic loan repayments from equity affiliates of $1,630 million.

Operating cash flow before working capital changes9 totaled $45,729 million in 2022, an increase of 57% compared to $29,140 million in 2021. Operating cash flow before working capital changes without financial charges (DACF)10 totaled $47,025 million in 2022, an increase of 53% compared to $30,660 million in 2021.

5   Sale of TotalEnergies’ interest in Petrocedeño S.A. to Corporación Venezolana de Petróleo (CVP), an affiliate of Petróleos de Venezuela (PDVSA).

6   As at December 31, 2021, TotalEnergies held an interest of 19.09% in Clean Energy Fuels Corp., an American company listed on NASDAQ and based in California.

7   Acquisitions net of operations with non-controlling interests.

8   For information on the replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).

9   Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to- market effect of iGRP’s contracts and including capital gain from renewable projects sales (effective first quarter 2020). Operating cash flow before working capital changes provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to refer to Note 3 to the Consolidated Financial Statements (starting on page F-23). The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 5.

10   DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and without financial charges.

TotalEnergies Form 20-F 2022	6

TotalEnergies’ net cash flow11 totaled $29,426 million in 2022 compared to $15,833 million in 2021, reflecting the $16.6 billion increase in operating cash flow before working capital changes and the $3.0 billion increase in net investments to $16,303 million in 2022.

See also “Item 5. - 5.4 Liquidity and Capital Resources” below.

2021 vs. 2020

In terms of market environment parameters:

●	the Brent price increased by 69% to $70.9/b on average in 2021 from $41.8/b on average in 2020;
●	TotalEnergies’ average liquids price realization[1] increased by 76% to $65.0/b in 2021 from $37.0/b in 2020;
●	TotalEnergies’ average gas price realization[2] was $6.60/Mbtu in 2021, or 2.2 times greater than $2.96/Mbtu in 2020;
●	TotalEnergies’ average LNG price realization[3] increased by 82% to $8.80/Mbtu in 2021 from $4.83/Mbtu in 2020;
●	TotalEnergies’ variable cost margin – Refining Europe (VCM)[4] decreased by 9% to $10.5/t on average in 2021 compared to $11.5/t in 2020.

Hydrocarbon production was 2,819 kboe/d for the full-year 2021, down 2% year-on-year, comprised of:

●	+3% due to start-ups and ramp-ups, including North Russkoye in Russia, Iara in Brazil and Johan Sverdrup in Norway, as well as the resumption of production in Libya;
●	+3% due to the increase in gas demand and OPEC+ quotas,
●	-1% due to portfolio effect, notably the disposals of assets in the UK and the CA1 block in Brunei;
●	-1% due to the price effect;
●	-3% due to planned maintenance and unplanned downtime, particularly in the UK and Norway (Snøhvit);
●	-3% due to the natural field decline.

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

Net income (TotalEnergies share) increased to $16,032 million in 2021 compared to $(7,242) million in 2020, due to higher oil and gas prices. In 2021, total adjustments to net income (TotalEnergies share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had an impact of ($2,028) million, comprised of $(910) million for impairments (including $(305) million for the withdrawal of TotalEnergies from Myanmar and the $(89) million impairment related to the end of the Qatargas 1 contract) and $(170) million for the loss on the sale of TotalEnergies’ interest in Yucal Placer in Venezuela, as well as notably the $(1,379) million loss on the sale of TotalEnergies’ interest in Petrocedeño12 to PDVSA in Venezuela and the $(177) million loss on the Utica sale in the United States, restructuring charges related to the voluntary departure plan in France and Belgium, and a positive inventory effect of $1,495 million for the year. In 2020, total adjustments to net income (TotalEnergies share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had an impact of $(11,301) million, including $(8.5) billion of impairments, related mainly to oil sands assets in Canada.

Total income taxes in 2021 amounted to $(9,587) million, 30 times greater than $(318) million in 2020.

TotalEnergies SE bought back, in 2021, 37,306,005 TotalEnergies SE shares on the market, i.e., 1.4% of the share capital as of December 31, 2021, of which 30,665,526 million for cancellation and, in 2020, 13,236,044 TotalEnergies SE shares on the market, i.e., 0.50% of the share capital as of December 31, 2020, of which 12,233,265 for cancellation. See also “Item 5. - 5.4.3 Shareholders’ equity”, below.

Fully-diluted earnings per share was $5.92 in 2021 compared to $(2.90) in 2020.

Finalized asset sales amounted to:

●	$2,652 million for the full-year 2021, including the sale of TotalEnergies’ interests in 7 mature non-operated offshore fields and the Cap Lopez oil terminal in Gabon and the sale of a 30% interest in TRAPIL in France as well as the payment by GIP of more than $750 million as part of the tolling agreement for the infrastructure of the Gladstone LNG project in Australia, the sale in France of a 50% interest in a portfolio of renewable projects with a total capacity of 285 MW (100%), the sale of the 10% stake in onshore block OML 17 in Nigeria, the price supplement related to the sale of Block CA1 in Brunei, the sale of the Lindsey refinery in the United Kingdom, the sale of interests in the TBG pipeline in Brazil, the sale of shares in Clean Energy Fuels Corp. (NASDAQ: CLNE)[13] , and the sale of its interests in Tellurian Inc. (NASDAQ: TELL) in the United States; and
●	$1.5 billion for the full-year 2020, comprised notably of the sale of Enphase shares by SunPower (NASDAQ: SPWR)[14], the sale of TotalEnergies’ corporate offices in Brussels, the sale of non-strategic assets in the UK North Sea, the completion of the sale of Block CA1 in Brunei, the sale of TotalEnergies’ interest in the Fos Cavaou regasification terminal in France, and the sale of 50% of a portfolio of solar and wind assets from Total Quadran in France.

11   See the reconciliation table for different cash flow figures set forth under “Cash Flow” on page 5.

12   Sale of TotalEnergies’ interest in Petrocedeño S.A. to Corporation Venezolana de Petróleos (CVP), an affiliate of Petróleos de Venezuela (PDVSA).

13   As at December 31, 2021, TotalEnergies held an interest of 19.09% in Clean Energy Fuels Corp., an American company listed on NASDAQ and based in California.

14   As at December 31, 2021, TotalEnergies held an interest of 50.83% in SunPower, an American company listed on NASDAQ and based in California.

Form 20-F 2022 TotalEnergies	7

Finalized acquisitions15 amounted to:

●	$3,284 million for the full-year 2021, including the acquisition of Blue Raven Solar by SunPower in the United States as well as the acquisition of a 20% interest for $2 billion in Adani Green Energy Limited, a renewable project developer in India, the acquisition of Fonroche Biogaz in France, the interest in the Yunlin wind project in Taiwan and the 10% increase in its interest in the Lapa block in Brazil.
●	$4.2 billion for the full-year 2020, comprised notably of the acquisition of Tullow’s entire interest in the Lake Albert project in Uganda, the acquisition of CCGT assets and of a portfolio of customers from Energías de Portugal in Spain, the acquisition in India of 50% of a portfolio of installed solar activities from Adani Green Energy Limited, the finalization of the acquisition of 37.4% stake in Adani Gas Ltd, the acquisition of interests in Blocks 20 and 21 in Angola and the payment for a second bonus tranche linked to taking the 10% stake in the Arctic LNG 2 project in Russia.

TotalEnergies’ cash flow from operating activities for the full-year 2021 was $30,410 million, 2.1 times greater than $14,803 million for the full-year 2020. The change in working capital as determined using the replacement cost method16 excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales (effective first quarter 2020) and including organic loan repayment from equity affiliates was a decrease of $1,269 million for the full-year 2021, compared to an increase of $894 million for the full-year 2020. For the full-year 2021, the change in working capital was an increase of $616 million in accordance with IFRS. The difference of $1,885 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $1,796 million, (ii) plus the mark-to-market effect of iGRP’s contracts of $804 million, (iii) less the capital gains from renewables project sale of $89 million and (iv) less the organic loan repayments from equity affiliates of $626 million.

Operating cash flow before working capital changes17 totaled $29,140 million for the full-year 2021, an increase of 86% compared to $15,697 million for the full-year 2020. Operating cash flow before working capital changes without financial charges (DACF)18 totaled $30,660 million for the full-year 2021, an increase of 74% compared to $17,635 million for the full-year 2020.

TotalEnergies’ net cash flow19 totaled $15,833 million in 2021 compared to $2,708 million in 2020, reflecting the $13.4 billion increase in operating cash flow before working capital changes and a $318 million increase in net investments to $13,307 million in 2021.

15   Acquisitions net of operations with non-controlling interests.

16   For information on the replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).

17   Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sales (effective first quarter 2020). Operating cash flow before working capital changes provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to refer to Note 3 to the Consolidated Financial Statements (starting on page F-23). The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 5.

18   DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and without financial charges.

19   See the reconciliation table for different cash flow figures set forth under “Cash Flow” on page 5.

TotalEnergies Form 20-F 2022	8

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

The adjusted business segment results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TotalEnergies’ audited consolidated financial statements, see Note 3 to the Consolidated Financial Statements (starting on page F-23).

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above. For further discussion of the calculation of net operating income and the calculation of return on average capital employed (ROACE)1, see Note 3 to the Consolidated Financial Statements (starting on page F-23). Performance indicators excluding the adjustment items, such as adjusted incomes and ROACE are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

The organization of TotalEnergies’ activities is structured around the four following segments:

-

an integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity. In order to provide shareholders with a better understanding of the growth strategy of LNG and electricity/renewables, the Board of Directors decided that from the first quarter 2023 integrated Gas, Renewables & Power results will separately report the contributions of the Integrated LNG and Integrated Power activities;

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

-	a Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

5.3.1    integrated Gas, Renewables & Power (iGRP) segment

Hydrocarbon production and Liquefied Natural Gas (LNG) sales

Hydrocarbon production for LNG	2022	2021	2020
iGRP (kboe/d)	469	529	530
Liquids (kb/d)	53	63	69
Gas (Mcf/d)	2,267	2,541	2,519

1   ROACE = ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

Form 20-F 2022 TotalEnergies	9

LNG sales	2022	2021	2020
Overall LNG sales (Mt)	48.1	42.0	38.3
including sales from equity production*	17.0	17.4	17.6
including sales by TotalEnergies from equity production and third-party purchases	42.8	35.1	31.1

*   The Company’s equity production may be sold by TotalEnergies or by joint ventures.

Integrated Power	2022	2021	2020
Portfolio of renewable power generation gross capacity (GW) (1),(2),(3)	69.0	43.0	28.6
o/w installed capacity	16.8	10.3	7.0
o/w capacity in construction	6.1	6.5	4.1
o/w capacity in development	46.0	26.2	17.5
Gross renewables capacity with PPA (GW) (1),(2),(3)	33.4	28.0	17.5
Portfolio of renewable power generation net capacity (GW) (3)	45.5	31.7	19.2
o/w installed capacity	7.7	5.1	3.1
o/w capacity in construction	4.1	4.6	2.3
o/w capacity in development	33.6	22.0	13.8
Net power production (TWh) (4)	33.2	21.2	14.1
incl. power production from renewables	10.4	6.8	4.0
Clients power – BtB and BtC (Million) (3)	6.1	6.1	5.6
Clients gas – BtB and BtC (Million) (3)	2.7	2.7	2.7
Sales power – BtB and BtC (TWh)	55.3	56.6	47.3
Sales gas – BtB and BtC (TWh)	96.3	101.2	95.8

1   Includes 20% of Adani Green Energy Limited (AGEL) gross capacity effective first quarter 2021.

2   Includes 50% of Clearway Energy Group’s gross capacity effective third quarter 2022.

2   End of period data.

4   Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Results (in millions of dollars except ROACE)	2022	2021	2020
External sales	48,753	30,704	15,629
Operating income(a)	8,580	3,350	(527)
Net income (loss) from equity affiliates and other items	2,766	2,745	794
Tax on net operating income	(1,712)	(602)	71
Net operating income(a)	9,634	5,493	338
Adjustments affecting net operating income	2,510	750	1,440
Adjusted net operating income(b)	12,144	6,243	1,778
including adjusted income from equity affiliates	5,838	2,696	375
Organic investments(c)	1,904	3,341	2,720
Net acquisitions(d)	2,089	1,165	2,183
Net investments(e)	3,993	4,506	4,903
ROACE	22.9%	12.3%	4.1%

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).
(b)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-23).
(c)

Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference.

(d)	Net acquisitions = acquisitions - assets sales - other operations with non-controlling interests.
(e)

Net investments = organic investments + net acquisitions. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference.

2022 vs. 2021

Gross installed renewable electricity generation capacity reached 16.8 GW at year-end 2022, up 6.5 GW year-on-year, including nearly 4 GW from the acquisition of 50% of Clearway Energy Group in the United States and 0.8 GW from the start-up of the Al Kharsaah photovoltaic project in Qatar.

TotalEnergies continues to implement its strategy of integrating the electricity and gas chain in Europe. Net electricity generation stood at 33.2 TWh in 2022, an increase of 57% compared to 2021, due to higher utilization rates of flexible power plants (CCGT) as well as a 53% increase in generation from renewable sources. The portfolio of power customers exceeded 6 million at year-end 2022.

External sales for the iGRP segment in 2022 were $48,753 million, an increase of 59% compared to $30,704 million in 2021.

Net operating income for the iGRP segment was $9,634 million in 2022, an increase of 75% compared to $5,493 million in 2021.

Adjusted net operating income for the iGRP segment was $12,144 million in 2022, an increase of 95% compared to $6,243 million in 2021, due to its integrated LNG portfolio, in particular its regasification capacity in Europe, which positioned it to capture the benefit of the favorable pricing environment, and due to the growth of the Integrated Power business.

Adjusted net operating income for the iGRP segment excludes special items and the impact of changes in fair value. For the full-year 2022, the exclusion of special items and changes in fair value had a positive impact of $2,510 million on the segment’s adjusted net operating income, compared to a positive impact of $750 million in 2021.

For the full-year 2022, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $9,670 million, 11.7 times higher than $827 million in 2021.

TotalEnergies Form 20-F 2022	10

For the full-year 2022, the segment’s operating cash flow before working capital changes without financial charges (DACF)1 was $10,754 million, an increase of 76% compared to $6,124 million 2021, for the same reasons as adjusted net operating income.

In this context, the iGRP segment’s ROACE for the full-year 2022 was 22.9% compared to 12.3% for the full-year 2021.

For information on the segment’s investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources” below.

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

Net operating income for the iGRP segment was $5,493 million in 2021, 16 times greater than $338 million in 2020.

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

In this context, the iGRP segment’s ROACE for the full-year 2021 was 12.3% compared to 4.1% for the full-year 2020.

5.3.2    Exploration & Production segment

Hydrocarbon production	2022	2021	2020
EP (kboe/d)	2,296	2,290	2,341
Liquids (kb/d)*	1,466	1,437	1,474
Gas (Mcf/d)	4,492	4,662	4,727

Results (in millions of dollars except effective tax rate and ROACE)	2022	2021	2020
External sales	9,942	7,246	4,973
Operating income(a)	32,496	16,310	(5,514)
Net income (loss) from equity affiliates and other items	(9,943)	(760)	697
Effective tax rate(b)	50.8%	45.2%	29.4%
Tax on net operating income	(17,445)	(7,506)	(208)
Net operating income(a)	5,108	8,044	(5,025)
Adjustments affecting net operating income	12,371	2,395	7,388
Adjusted net operating income(c)	17,479	10,439	2,363
including adjusted income from equity affiliates	1,335	1,230	928
Organic investments(d)	7,507	6,690	5,519
Net acquisitions(e)	2,520	(167)	544
Net investments(f)	10,027	6,523	6,063
ROACE	25.4%	13.9%	2.8%

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).
(b)

Effective tax rate = tax on adjusted net operating income/(adjusted net operating income – adjusted income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

(c)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-23).
(d)

Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference.

(e)	Net acquisitions = acquisitions - assets sales - other operations with non-controlling interests.
(f)

Net investments = organic investments + net acquisitions. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference.

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

Form 20-F 2022 TotalEnergies	11

2022 vs. 2021

External sales for the Exploration & Production (EP) segment in 2022 were $9,942 million, an increase of 37% compared to $7,246 million in 2021.

Net operating income for the EP segment was $5,108 million in 2022, a decrease of 36% compared to $8,044 million in 2021.

The EP segment’s adjusted net operating income was $17,479 million in 2022, an increase of 67% compared to 2021, due to higher oil and gas prices. Adjusted net operating income for the EP segment excludes special items. For the full-year 2022, the exclusion of special items had a positive impact of $12,371 million in 2022 on the segment’s adjusted net operating income, compared to a positive impact of $2,395 million in 2021. The effective tax rate increased from 45.2% in 2021 to 50.8% in 2022.

For the full-year 2022, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $27,654 million, an increase of 26% compared to $22,009 million in 2021.

For the full-year 2022, the segment’s operating cash flow before working capital changes without financial charges (DACF)1 was $26,080 million, an increase of 39% compared to $18,717 million in 2021, due to higher oil and gas prices.

In this context, the EP segment’s ROACE for the full-year 2022 was 25.4% compared to 13.9% for the full-year 2021.

For additional information on the EP segment’s capital expenditures, refer to point 1.6 (starting on page 34) of chapter 1 and point 2.3.2 (on page 91) of chapter 2 of the Universal Registration Document 2022, incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources”, below.

2021 vs. 2020

External sales for the EP segment in 2021 were $7,246 million compared to $4,973 million in 2020, an increase of 46%.

Net operating income for the EP segment was $8,044 million in 2021, 2.6 times greater than $(5,025) million in 2020.

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

In this context, the EP segment’s ROACE for the full-year 2021 was 13.9% compared to 2.8% for the full-year 2020.

5.3.3    Downstream (Refining & Chemicals and Marketing & Services segments)

Results (in millions of dollars)	2022	2021	2020
External sales	222,279	167,888	120,066
Operating income(a)	10,671	5,923	627
Net income (loss) from equity affiliates and other items	865	626	(356)
Tax on net operating income	(3,331)	(1,806)	(456)
Net operating income(a)	8,205	4,743	(185)
Adjustments affecting net operating income	647	(1,216)	2,448
Adjusted net operating income(b)	8,852	3,527	2,263
Organic investments(c)	2,354	2,576	2,023
Net acquisitions(d)	(159)	(368)	32
Net investments(e)	2,195	2,208	2,055

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).
(b)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-23).
(c)

Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference.

(d)	Net acquisitions = acquisitions - assets sales - other operations with non-controlling interests.
(e)

Net investments = organic investments + net acquisitions. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference.

The Downstream’s cash flow from operating activities excluding financial charges, except those related to leases, was $11,787 million for the full year 2022, an increase of 34% compared to $8,806 million for the full year 2021.

The Downstream’s operating cash flow before working capital changes without financial charges (DACF)2 was $10,069 million for the full year 2022, an increase of 83% compared to $5,502 million for the full year 2021.

1   DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the inventory effect and the replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).

2   DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the inventory effect and replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).

TotalEnergies Form 20-F 2022	12

A.    Refining & Chemicals segment

Refinery throughput and utilization rates(a)	2022	2021	2020
Total refinery throughput (kb/d)	1,472	1,180	1,292
France	348	190	244
Rest of Europe	623	568	618
Rest of world	501	423	430
Utilization rates based on crude only(b)	82%	64%	61%

(a)	Includes refineries in Africa reported in the Marketing & Services segment.
(b)	Based on distillation capacity at the beginning of the year, excluding Grandpuits (shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

Petrochemicals production and utilization rate	2022	2021	2020
Monomers* (kt)	5,005	5,775	5,519
Polymers (kt)	4,549	4,938	4,934
Steamcracker utilization rate**	76%	90%	83%

*   Olefins.

**  Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Results (in millions of dollars except ROACE)	2022	2021	2020
External sales	121,618	87,600	56,615
Operating income(a)	8,308	3,564	(814)
Net income (loss) from equity affiliates and other items	885	518	(393)
Tax on net operating income	(2,544)	(1,068)	59
Net operating income(a)	6,649	3,014	(1,148)
Adjustments affecting net operating income	653	(1,105)	2,187
Adjusted net operating income(b)	7,302	1,909	1,039
Organic investments(c)	1,319	1,502	1,209
Net acquisitions(d)	(38)	(217)	(54)
Net investments(e)	1,281	1,285	1,155
ROACE	94.2%	19.6%	8.8%

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).
(b)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-23).
(c)

Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference.

(d)	Net acquisitions = acquisitions - assets sales - other operations with non-controlling interests.
(e)

Net investments = organic investments + net acquisitions. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference.

2022 vs. 2021

Refinery throughput increased by 25% in 2022 compared to 2021, due to the increase in the utilization rate of refineries.

Monomer production decreased 13% in 2022 compared to 2021, after the very strong post-COVID-19 increase observed in 2021. Polymer production decreased 8% in 2022 compared to 2021, for the same reason that monomer production decreased.

External sales for the Refining & Chemicals segment in 2022 were $121,618 million, an increase of 39% compared to $87,600 million in 2021.

Net operating income for the Refining & Chemicals segment was $6,649 million in 2022, 2.2 times greater than $3,014 million in 2021.

Adjusted net operating income for the Refining & Chemicals segment was $7,302 million in 2022, 3.8 times higher than $1,909 million in 2021, due to high refining margins in Europe and the United States and higher refinery utilization rates. Adjusted net operating income for this segment excludes any after-tax inventory valuation effect and special items. For the full-year 2022, the exclusion of the inventory valuation effect had a negative impact of $336 million on the segment’s adjusted net operating income, compared to a negative impact of $1,296 million for the full-year 2021. For the full-year 2022, the exclusion of special items had a positive impact of $989 million on the segment’s adjusted net operating income, compared to a positive impact of $191 million for the full-year 2021.

For the full-year 2022, the Refining & Chemicals segment’s cash flow from operating activities excluding financial charges, except those related to leases was $8,663 million, an increase of 34% compared to $6,473 million in 2021.

For the full-year 2022, the Refining & Chemicals segment’s operating cash flow before working capital changes without financial charges (DACF)2 was $7,704 million in 2022, 2.6 times higher compared to $2,946 million in 2021 due to higher refining margins and throughput.

In this context, the Refining & Chemicals segment’s ROACE for the full-year 2022 was 94.2% compared to 19.6% for the full-year 2021.

For information on the Refining & Chemicals segment’s investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources”, below.

2   DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the inventory effect and replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).

Form 20-F 2022 TotalEnergies	13

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

Net operating income for the Refining & Chemicals segment was $3,014 million in 2021, 3.6 times greater than $(1,148) million in 2020.

Adjusted net operating income for the Refining & Chemicals segment increased 84% to $1,909 million in 2021, compared to $1,039 million in 2020, linked to the strong performance of petrochemicals and the increase in European and American refining margins, despite the increase in energy costs. Adjusted net operating income for this segment excludes any after-tax inventory valuation effect and special items. For the full-year 2021, the exclusion of the inventory valuation effect had a negative impact of $1,296 million on the segment’s adjusted net operating income, compared to a positive impact of $1,165 million for the full-year 2020. For the full-year 2021, the exclusion of special items had a positive impact of $191 million on the segment’s adjusted net operating income, compared to a positive impact of $1,022 million for the full-year 2020.

For the full-year 2021, the Refining & Chemicals segment’s cash flow from operating activities excluding financial charges, except those related to leases was $6,473 million, 2.7 times greater than $2,438 million for the full-year 2020.

For the full-year 2021, the Refining & Chemicals segment’s operating cash flow before working capital changes without financial charges (DACF)2 was $2,946 million, an increase of 19% year-on-year compared to $2,472 million for the full-year 2020, in line with the strong performance of petrochemicals and refining margins that increased, although still low, at the end of 2021.

In this context, the Refining & Chemicals segment’s ROACE for the full-year 2021 was 19.6% compared to 8.8% for the full-year 2020.

B.    Marketing & Services segment

Petroleum product sales(a) (kb/d)	2022	2021	2020
Total Marketing & Services sales	1,468	1,503	1,477
Europe	824	826	823
Rest of world	644	677	654

(a)	Excludes trading and bulk Refining sales.

Results (in millions of dollars except ROACE)	2022	2021	2020
External sales	100,661	80,288	63,451
Operating income(a)	2,363	2,359	1,441
Net income (loss) from equity affiliates and other items	(20)	108	37
Tax on net operating income	(787)	(738)	(515)
Net operating income(a)	1,556	1,729	963
Adjustments affecting net operating income	(6)	(111)	261
Adjusted net operating income(b)	1,550	1,618	1,224
Organic investments(c)	1,035	1,074	814
Net acquisitions(d)	(121)	(151)	86
Net investments(e)	914	923	900
ROACE	18.9%	18.4%	14.3%

(a)	For the definitions of “operating income” and “net operating income”, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).
(b)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-23).
(c)

Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference.

(d)	Net acquisitions = acquisitions - assets sales - other operations with non-controlling interests.
(e)

Net investments = organic investments + net acquisitions. For additional information on investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference.

2022 vs. 2021

Petroleum product sales were down 2% in 2022 compared to 2021, with lower sales to professional and industrial customers, particularly in Europe, partially offset by the recovery of aviation and network activities worldwide.

External sales for the Marketing & Services segment in 2022 were $100,661 million, an increase of 25% compared to $80,288 million in 2021.

Net operating income for the Marketing & Services segment was $1,556 million in 2022, a decrease of 10% compared to $1,729 million in 2021.

2    DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the inventory effect and replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).

TotalEnergies Form 20-F 2022	14

Adjusted net operating income for the Marketing & Services segment was $1,550 million in 2022, a decrease of 4% compared to $1,618 million in 2021, mainly impacted by the evolution of the €-$ exchange rate. Adjusted net operating income for this segment excludes any after-tax inventory valuation effect and special items. For the full-year 2022, the exclusion of the inventory valuation effect had a negative impact of $194 million on the segment’s adjusted net operating income, compared to a negative impact of $236 million for the full year 2021. For the full-year 2022, the exclusion of special items had a positive impact of $188 million on the segment’s adjusted net operating income, compared to a positive impact of $125 million for the full year 2021.

For the full-year 2022, the Marketing & Services segment’s cash flow from operating activities excluding financial charges, except those related to leases was $3,124 million, an increase of 34% compared to $2,333 million for the full year 2021.

For the full-year 2022, the Marketing & Services segment’s operating cash flow before working capital changes without financial charges (DACF)1 was $2,365 million, a decrease of 7% compared to $2,556 for the full year 2021.

In this context, the Marketing & Services segment’s ROACE for the full-year 2022 was 18.9% compared to 18.4% for the full-year 2021.

For information on the Marketing & Services segment’s investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources”, below.

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

Net operating income for the Marketing & Services segment was $1,729 million in 2021, an increase of 80% compared to $963 million in 2020.

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

1    DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. Operating cash flow before changes in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the inventory effect and replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).

Form 20-F 2022 TotalEnergies	15

5.4    Liquidity and capital resources

(M$)	2022	2021	2020
Cash flow from operating activities	47,367	30,410	14,803
Including (increase) decrease in working capital	1,191	(616)	1,869
Cash flow used in investing activities	(15,116)	(13,656)	(13,079)
Total expenditures	(19,802)	(16,589)	(15,534)
Total divestments	4,686	2,933	2,455
Cash flow from / (used) in financing activities	(19,272)	(25,497)	1,398
Net increase (decrease) in cash and cash equivalents	12,979	(8,743)	3,122
Effect of exchange rates	(1,295)	(1,183)	794
Cash and cash equivalents at the beginning of the period	21,342	31,268	27,352
Cash and cash equivalents at the end of the period	33,026	21,342	31,268

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

5.4.1    Cash flow

Cash flow from operating activities in 2022 was $47,367 million compared to $30,410 million in 2021 and $14,803 million in 2020. The increase of $16,957 million from 2021 to 2022 was partly due to the increase in net income.

Cash flow used in investing activities in 2022 was $15,116 million compared to $13,656 million in 2021 and $13,079 million in 2020. The increase of $1,460 million from 2021 to 2022 was mainly due to higher expenditures in the Exploration & Production segment. The increase of $577 million from 2020 to 2021 was also mainly due to higher expenditures in the Exploration & Production segment. Total expenditures in 2022 were $19,802 million compared to $16,589 million in 2021 and $15,534 million in 2020. During 2022, 54% of the expenditures were made by the Exploration & Production segment (as compared to 44% in 2021 and 44% in 2020), 33% by the integrated Gas, Power & Renewables segment (as compared to 38% in 2021 and 40% in 2020), 7% by the Refining & Chemicals segment (compared to 10% in 2021 and 9% in 2020) and 6% by the Marketing & Services segment (compared to 7% in 2021 and 7% in 2020). The main source of funding for the expenditures was cash from operating activities and issuances of non-current debt in 2022, cash from operating activities and net repayment in 2021, cash from operating activities and issuances of non-current debt in 2020.

For additional information on expenditures, please refer to the discussions in “Item 5.- 5.1 Overview”, “Item 5.- 5.2 TotalEnergies results 2020-2022” and “Item 5.- 5.3 Business segment reporting” above, and point 1.6 of chapter 1 of the Universal Registration Document 2022 (starting on page 34), incorporated herein by reference and Note 15.1.D to the Consolidated Financial Statements on page F-76.

Divestments, based on selling price and net of cash sold, in 2022 were $4,686 million compared to $2,933 million in 2021 and $2,455 million in 2020. In 2022, TotalEnergies’ principal divestments were assets sales of $1,421 million compared to $2,652 million in 2021, consisting mainly of the sales described in “Item 5.- 5.2 Group results 2020-2022” above.

Cash flow from/(used in) financing activities in 2022 was $(19,272) million compared to $(25,497) million in 2021 and $1,398 million in 2020. The decrease in cash flow used in financing activities in 2022 compared to 2021 was mainly due to the decrease in the net issuance of non-current debt of $1,108 million in 2022 compared to a net repayment of (359) million in 2021, to a significant decrease in current financial assets and liabilities ($3,944 million in 2022 compared to $(8,075) million in 2021) due to a decrease in initial margins held as part of TotalEnergies’ activities on organized markets partially compensated by an increase in buyback of shares ($7,711 million in 2022 compared to $1,823 million in 2021). The significant use of cash in financing activities in 2021 compared to a net inflow in 2020 was primarily due to the net repayment of non-current debt of $(359) million in 2021 compared to a net issuance of $15,800 million in 2020, to a significant increase in current financial assets and liabilities ($8,075 million in 2021 compared to $604 million in 2020) due to an increase in initial margins held as part of TotalEnergies’ activities on organized markets and to the increase in buyback of shares ($1,823 million in 2021 compared to $611 million in 2020).

5.4.2    Indebtedness

TotalEnergies’ non-current financial debt at year-end 2022 was $45,264 million, compared to $49,512 million at year-end 2021 and $60,203 million at year-end 2020. For further information on the level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see point 1.10.2 of chapter 1 in the Universal Registration Document 2022 (starting on page 59), incorporated herein by reference and Note 15 (“Financial structure and financial costs”) to the Consolidated Financial Statements starting on page F-72. For further information on the treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Cash and cash equivalents at year-end 2022 were $33,026 million compared to $21,342 million at year-end 2021 and $31,268 million at year-end 2020.

5.4.3    Shareholders’ equity

Shareholders’ equity at year-end 2022 was $114,570 million, compared to $114,999 million at year-end 2021 and $106,085 million at year-end 2020.

-	Changes in shareholders’ equity in 2022 were primarily due to the impacts of comprehensive income, dividend payments, and the buy-back of TotalEnergies SE shares.
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

TotalEnergies Form 20-F 2022	16

-

Changes in shareholders’ equity in 2020 were primarily due to the impacts of comprehensive income, dividend payments, the buy-back of TotalEnergies SE shares and the issuance of common shares of TotalEnergies SE and perpetual subordinated notes issued by TotalEnergies SE in September 2020 (callable in 2030) recorded as equity for €1 billion (or approximately $1.2 billion using the €/$ exchange rate on September 4, 2020 of €1 = $1.1820 as released by the Board of Governors of the Federal Reserve System on September 7, 2020).

Variation of the number of shares composing the share capital

As of December 31, 2020(a)		2,653,124,025
	Capital reduction by cancellation of treasury shares(b)	(23,284,409)
	2021 Capital increase reserved for employees	10,589,713
As of December 31, 2021(c)		2,640,429,329
	Capital reduction by cancellation of treasury shares(b)	(30,665,526)
	Deferred contribution pursuant to the 2017 capital increase reserved for employees	9,471
	2022 Capital increase reserved for employees	9,358,011
As of December 31, 2022(d)		2,619,131,285

(a)  Including 24,392,703 treasury shares deducted from consolidated shareholders’ equity.

(b)  This transaction had no impact on the consolidated financial statements of TotalEnergies SE, the number of fully-diluted weighted-average shares or on the earnings per share

(c)  Including 33,841,104 treasury shares deducted from consolidated shareholders’ equity.

(d)  Including 137,187,667 treasury shares deducted from consolidated shareholders’ equity.

TotalEnergies share buyback

	Total number of	Shares repurchased for cancellation	Shares allocated to performance
Fiscal year	shares purchased	(Units/$)	share plans
2022	140,207,743	128,869,261 / 7.00 billion	11,338,482
2021	37,306,005	30,665,526 / 1.5 billion	6,640,479
2020	13,236,044	12,233,265 / 0.55 billion	1,002,779

5.4.4    Net-debt-to-capital ratio

As of December 31, 2022, TotalEnergies’ net-debt-to-capital ratio excluding leases1 and including initial margins held as part of its activities on organized markets was 7.0% compared to 15.3% and 21.7% at year-ends 2021 and 2020 respectively. The decreases from 2021 to 2022 and from 2020 to 2021 were mostly due to the change in net debt. For additional information, please refer to the Notes to the Consolidated Financial Statements (starting on page F-14).

For information on committed credit facilities and liquidity risk, please refer to Note 15.3 to the Consolidated Financial Statements (starting on page F-82).

5.4.5    Material cash requirements

In 2022, the largest part of TotalEnergies’ capital expenditures of $19,802 million was made up of additions to intangible assets and property, plant and equipment (approximately 60%), with the remainder attributable to equity-method affiliates and to acquisitions of subsidiaries.

-	In the integrated Gas, Renewables & Power segment, approximately 36% of capital expenditures were related mainly to facilities investments with the balance being related mainly to acquisitions.
-

In the Exploration & Production segment, as described in more detail under point 9.1.6 and 9.1.7 of chapter 9 of the Universal Registration Document 2022 (beginning on page 551), incorporated herein by reference, capital expenditures in 2022 were principally development costs (approximately 68%, mainly for construction of new production facilities), exploration expenditures (successful or unsuccessful, approximately 3%) and acquisitions of proved and unproved properties (approximately 29%).

-

In the Refining & Chemicals segment, approximately 81% of capital expenditures in 2022 were related to refining and petrochemical activities (essentially 72% for existing units including maintenance and major turnarounds and 28% for new constructions), the balance being related mainly to Hutchinson.

-

In the Marketing & Services segment, approximately 99% of capital expenditures in 2022 were development expenditures, mainly in Europe and Africa, with the balance being mainly attributable to acquisitions.

For additional information on capital expenditures, refer to the discussion above in “Item 5.- 5.1 Overview”, “Item 5.- 5.2 TotalEnergies results 2020-2022” and “Item 5.- 5.3 Business segment reporting”, above, as well as point 1.6 of chapter 1 (on page 34) of the Universal Registration Document 2022, incorporated herein by reference.

1 For additional information, refer to Note 15.1(E) to the Consolidated Financial Statements (starting on page F-76).

Form 20-F 2022 TotalEnergies	17

As of December 31, 2022, TotalEnergies’ material contractual obligations include debt obligations net of hedging instruments, purchases obligations, asset retirement obligations and lease obligations. For additional information on TotalEnergies’ contractual obligations, refer to Note 13 to the Consolidated Financial Statements (starting on page F-66). TotalEnergies has other obligations in connection with pension plans that are described in Note 10 (“Payroll, staff and employee benefits obligations”) to the Consolidated Financial Statements (starting on page F-59). These obligations are not contractually fixed as to timing and amount. Other non-current liabilities, detailed in Note 12 (“Provisions and other non-current liabilities”) to the Consolidated Financial Statements (starting on page F-64), are liabilities related to risks that are probable and amounts that can be reasonably estimated. However, no contractual agreements exist related to the settlement of such liabilities, and the timing of the settlement is not known.

TotalEnergies estimates the combination of its sources of capital will continue to be adequate to fund its short- and long- term contractual obligations.

Information on TotalEnergies’ guarantees and other commitments and contingencies are presented in Note 13 (“Off balance sheet commitments and contractual obligations”) to the Consolidated Financial Statements (starting on page F-66). TotalEnergies does not currently consider that these guarantees, or any other off-balance sheet arrangements of TotalEnergies or any other members of TotalEnergies, have or are reasonably likely to have, currently or in the future, a material effect on the TotalEnergies’ financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources.

5.5       Research and development

For a discussion of TotalEnergies’ R&D policies and activities, refer to points 1.6.2 and 1.7 of chapter 1 (starting on pages 36 and 37, respectively) of the Universal Registration Document 2022, incorporated herein by reference.

5.6       Situation of the Company in Russia at March 23, 2023

Given the activities carried out by TotalEnergies in connection with Russia, the Company believes it is useful to present in the section below an update on the situation since the invasion of Ukraine by Russia on February 24, 2022.

Principal activities of TotalEnergies in connection with Russia and principles of conduct

On March 1, 2022, TotalEnergies announced that it condemns Russia's military aggression against Ukraine, supports the scope and strength of the sanctions put in place by Europe that will be implemented by the Company regardless of the consequences on its asset management, and that it will no longer provide capital for new projects in Russia.

On March 22, 2022, considering the worsening conflict, TotalEnergies reaffirmed its firmest condemnation of Russia's military aggression against Ukraine, which has tragic consequences for the Ukrainian population and threatens peace in Europe. To act responsibly, as a European company and in accordance with its values, the Company defined clear principles of conduct for managing its Russian related business:

•	Ensure strict compliance with current and future European sanctions, no matter what the consequences on the management of its assets in Russia, and gradually suspend its activities in Russia, while assuring its workforce's safety;
•	Provide no further capital of TotalEnergies SE for the development of projects in Russia;
•	Do not reverse the purpose of sanctions against Russia: do not unwarrantedly transfer value to Russian interests by withdrawing from assets;
•	Help ensure the security of the European continent's energy supply within the framework defined by European authorities; and
•	No longer enter into or renew contracts to purchase Russian oil and petroleum products, in order to halt all its purchases of Russian oil and petroleum products as soon as possible and by the end of 2022 at the latest. TotalEnergies announced that since February 25, 2022, it would not trade Russian oil or oil products on the spot markets, including spot trading of Russian natural gas or LNG.

TotalEnergies restated that it did not operate any oil or gas field, or Liquefied Natural Gas (LNG) plant, in Russia and that was a minority shareholder, at that time, in a number of non-state-owned Russian companies: Novatek (19.4%)1 , Yamal LNG (20%)2 , Arctic LNG 2 (10%)3 , TernefteGaz (49%)4 and partner with 20% in the Kharyaga joint venture operated by Zarubezhneft5 , without any activity or operational responsibility on those sites.

On the same day, concerning the Arctic LNG 2 project in particular, given the uncertainty created by technological and financial sanctions on the ability to carry out the Arctic LNG 2 project currently under construction and their probable tightening with the worsening conflict, TotalEnergies SE decided no longer to record proven reserves for Arctic LNG 2 in its accounts.

On April 27, 2022, considering the new sanctions adopted by the European authorities on April 8, 2022, notably prohibiting export from European Union countries of goods and technology for use in the liquefaction of natural gas benefitting a Russian company, it appeared that these new prohibitions constituted additional risks on the execution of the Arctic LNG 2 project. As a result, TotalEnergies decided to record in its accounts, as of March 31, 2022, an impairment of $4.1 billion, concerning notably Arctic LNG 2.

On July 28, 2022, in the context of its second quarter and first half 2022 results, TotalEnergies announced that had recorded in its accounts a new $3.5 billion impairment charge related mainly to the potential impact of international sanctions on the value of its Novatek stake.

1 PAO Novatek is a Russian company listed on the Moscow and London stock exchanges, and in which TotalEnergies held an interest of 19.4% as of December 31, 2022

2 OAO Yamal LNG is a Russian company jointly owned by PAO Novatek, TotalEnergies EP Yamal (20.02%), YAYM Limited, and China National Oil and Gas Exploration Development Corporation (CNODC), a subsidiary of CNPC, as of December 31, 2022.

3 OOO Arctic LNG 2 is a Russian company jointly owned by PAO Novatek, TotalEnergies EP Salmanov (10%), CNODC Dawn Light Limited, CEPR Limited and Japan Arctic LNG, as of December 31, 2022.

4 Terneftegas is a company jointly owned by PAO Novatek, and TotalEnergies EP Termokarstovoye SAS (49%) before the sale of its interest.

5 Kharyaga is a non-incorporated joint venture with Zarubezhneft (operator, 40%), Equinor (30%) and Nenets Oil Company (10%). TotalEnergies finalized on August 3, 2022 the sale of its 20% interest in Kharyaga à Zarubezhneft.

TotalEnergies Form 20-F 2022	18

On August 26, 2022, TotalEnergies restated that in the context of the implementation of its principles of conduct, it would continue its duty to contribute toward securing Europe’s gas supply from the Yamal LNG plant within the framework of long-term contracts that it must honor as long as Europe's governments do not impose sanctions on Russian gas.

TotalEnergies had also announced the gradual suspension of its activities in Russia that do not contribute to the security of energy supply of Europe. This included assets producing oil (Kharyaga field) and gas for the local Russian market (Termokarstovoye field) as well as other local businesses (lubricants, batteries) which were mothballed in the first half of 2022.

In accordance with these principles, TotalEnergies had announced on July 6, 2022 the sale of its remaining 20% interest in the Kharyaga oil project to Zarubezhneft. This sale was finalized on August 3, 2022. The Company also announced that it had agreed on July 18, 2022, to sell to Novatek TotalEnergies' 49% interest in Terneftegaz, which operates the Termokarstovoye gas and condensates field in Russia, on economic terms enabling TotalEnergies to recover the outstanding amounts invested in the field. This sale was finalized on September 15, 2022.

On October 27, 2022, in the context of its third quarter 2022 results, TotalEnergies announced that had recorded in its accounts a new $3.1 billion impairment charge related mainly to the potential impact of international sanctions on the value of its Novatek stake.

On December 9, 2022, TotalEnergies reiterated that it holds a 19.4% stake in Novatek, that it cannot sell given the shareholders’ agreements in effect, as it is forbidden for TotalEnergies to sell any asset to one of Novatek's main shareholders who is under sanctions.

The Company highlighted that in view of the European sanctions in force since the beginning of the war, the two directors representing TotalEnergies on the board of directors of Novatek have to abstain from voting in meetings of the board of directors of this company, in particular on financial matters and that they are therefore no longer in a position to fully carry out their duties on the board, which might become an issue for the governance of this company.

Under these circumstances, the Board of Directors of TotalEnergies decided to withdraw the representatives of the Company from the board of PAO Novatek with immediate effect. As a result, as the criteria for significant influence within the meaning of the accounting regulations that apply to the Company are not met, TotalEnergies will no longer equity account for its 19.4% stake in Novatek in the Company's accounts. In addition, TotalEnergies will no longer book reserves for its interest in Novatek.

On February 8, 2023, TotalEnergies announced that it had recorded in its accounts for the fourth quarter and full-year 2022 results a new $4.1 billion impairment charge related to the deconsolidation of Novatek.

As a result, for the full-year of 2022, TotalEnergies recorded -$14.8 billion impairment charge and provisions on Russia in its accounts.

The table below presents TotalEnergies’ producing assets and entities in Russia as of December 31, 2022, and the interest held in the asset or entities (TotalEnergies share in %).

Producing assets as of December 31, 2022 in Russia
Exploration & Production segment	iGRP segment
Non operated : None.	Non operated: Yamal LNG (20.02%)
TotalEnergies no longer equity account for its 19.4% stake in PAO Novatek as of December, 31, 2022.

The tables below present the average daily production of liquids and natural gas of TotalEnergies, in Russia, as well as the Upstream Capital Employed per project in Russia as of December 31, 2022.

TotalEnergies' average daily liquids and natural gas production in Russia in 2022	Liquids kb/d(a)	Natural gas	Total kboe/d
		Mcf/d(b)
Russia	65	2,165	468
including production share of consolidated subsidiaries	1	1	1
Kharyaga	1	1	1
including production share of equity affiliates	64	2,164	467
PAO Novatek	53	1,466	329
Yamal LNG	4	606	115
Terneftegas	7	92	23

(a) Liquids include crude oil, bitumen, condensates, and natural gas liquids (NGL).

(b) Including fuel gas.

Upstream Capital Employed in Russia (M$)	December 31, 2022	December 31, 2021
PAO Novatek	0	6,243
Yamal LNG	4,626	4,333
Arctic LNG 2	0	2,450
Terneftegas	0	573
Kharyaga	0	53
Provisions	(1,752)	—
Total Upstream Capital Employed	2,874	13,652

Activities in Russia in 2022

Oil and gas production in Russia accounted for approximately 17% of TotalEnergies' hydrocarbon production in 2022.

In the Exploration-Production segment, oil and natural gas production in 2022 was mainly from its interest in PAO Novatek (19.4%), which has been deconsolidated since December 31, 2022, as well as from its interests in the Termokarstovoye (49%) and Kharyaga (20%) fields, which were sold on September 15, 2022 and August 3, 2022, respectively.

In the iGRP segment, LNG production in Russia was from the Yamal LNG project. This development project of the onshore South Tambey field (gas and condensates) located on the Yamal peninsula was launched in 2013 by the company OAO Yamal LNG.

Form 20-F 2022 TotalEnergies	19

TotalEnergies holds a direct 20.02% interest in the project through its subsidiary TotalEnergies EP Yamal. The project includes a four-train gas liquefaction plant with a nominal capacity of 17.4 Mt/y of LNG. In 2022, the plant's production exceeded the nominal capacity reaching 21 Mt.

In addition, TotalEnergies hold a 10% direct interest in the Arctic LNG 2 project (19.8 MT/y, under construction) since 2019 through the subsidiary TotalEnergies EP Salmanov. Given the uncertainties that technological and financial sanctions pose on the ability to complete the Arctic LNG 2 project, TotalEnergies has ceased to recognize as proved reserves the resources associated with the Arctic LNG 2 project as of December 31, 2021, and has provisioned in its accounts the value of its investments as of March 31, 2022.

As of December 31, 2022, TotalEnergies no longer recognizes reserves from its interest in Novatek and holds 5% of its proved reserves in Russia in connection with its interest in Yamal LNG.

In the Marketing & Services segment, TotalEnergies stopped producing lubricants in Russia at the end of May 2022, in accordance with its principles of conduct published on March 22, 2022 and announced the sale of these activities in March 2023 to a company created by the Russian management team of the subsidiary TotalEnergies Marketing Russia.

For more detailed information on economic sanctions against Russia, see Section 3.2 of Chapter 3 of the Universal Registration Document 2022 (starting on page 130), incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following information concerning directors and senior management from the Universal Registration Document 2022 is incorporated herein by reference:

-	composition of the Board of Directors (introduction and point 4.1.1 of chapter 4, starting on page 178); and
-	information concerning the General Management (point 4.1.5 of chapter 4, starting on page 216).

The following information concerning compensation from the Universal Registration Document 2022 is incorporated herein by reference:

-	responsible compensation policy (point 5.6.1.2 of chapter 5, starting on page 329); and
-	compensation for the administration and management bodies (point 4.3 of chapter 4, starting on page 225).

The following information concerning Board practices and corporate governance from the Universal Registration Document 2022 is incorporated herein by reference:

-	functioning of the Board of Directors (point 4.1.2 of chapter 4, starting on page 202);
-	report of the Lead Independent Director on her mandate (point 4.1.3 of chapter 4, starting on page 214);
-	assessment of the Board of Directors practices (point 4.1.4 of chapter 4, on page 215); and
-	statement regarding corporate governance (point 4.2 of chapter 4, on page 224).

The following information concerning employees and share ownership from the Universal Registration Document 2022 is incorporated herein by reference:

-	responsible management of the company’s workforce (point 5.6.1.1 of chapter 5, starting on page 327);
-	shares held by the administration and management bodies (point 4.1.6 of chapter 4, starting on page 222); and
-	employee shareholding (point 6.4.2 of chapter 6, on page 395).

TotalEnergies believes that the relationship between its management and labor unions is, in general, satisfactory.

TotalEnergies Form 20-F 2022	20

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following information concerning shareholders from the Universal Registration Document 2022 is incorporated herein by reference:

-	major shareholders (point 6.4.1 of chapter 6, starting on page 394); and
-	shareholding structure (point 6.4.3 of chapter 6, on page 396).

TotalEnergies’ main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in point 8.3 of Note 8 (“Equity affiliates, other investments and related parties”) to the Consolidated Financial Statements (on page F-52). In the ordinary course of its business, TotalEnergies enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2020 and ending on the date of this document. For further information on regulated agreement and undertakings and related-party transactions, refer to point 4.4.1 of chapter 4 of the Universal Registration Document 2022 (on page 257), incorporated herein by reference.

ITEM 8. FINANCIAL INFORMATION

The following information from the Universal Registration Document 2022 is incorporated herein by reference:

-	legal and arbitration proceedings (point 3.5 of chapter 3, on page 142);
-	dividend policy and other related information (point 6.2 of chapter 6, starting on page 387);
-	supplemental oil and gas information (points 9.1 and 9.2 of chapter 9, starting on page 538);
-	report on payments made to governments (point 9.3 of chapter 9, starting on page 558); and
-	reporting of payments to governments for purchases of oil, gas and minerals (EITI reporting) (point 9.4 of chapter 9, starting on page 587).

The Consolidated Financial Statements and Notes thereto are included in pages F-9 et seq. attached hereto.

Except for certain events mentioned in “Item 5. Operating and financial review and prospects ” and point 3.5 of chapter 3 (on page 142) of the Universal Registration Document 2022, incorporated herein by reference and Note 17 to the Consolidated Financial Statements (on page F-90), no significant changes to TotalEnergies’ financial or commercial situation have occurred since the date of the Consolidated Financial Statements.

Refer to “Item 18. Financial statements” for the reports of the statutory auditors.

ITEM 9. THE OFFER AND LISTING

9.1       Markets

The main trading markets for the TotalEnergies shares are the following: Euronext Paris (France) and the New York Stock Exchange (“NYSE”, United States). The shares are also listed on Euronext Brussels (Belgium) and the London Stock Exchange (United Kingdom).

9.2       Offer and listing details

Provided below is certain information on trading on Euronext Paris and the New York Stock Exchange (NYSE). For additional information on listing details and share performance, refer to point 6.1 in chapter 6 of the Universal Registration Document 2022 (starting on page 384), incorporated herein by reference.

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

The NYSE ticker symbol for TotalEnergies SE is TTE.

Form 20-F 2022 TotalEnergies	21

ITEM 10. ADDITIONAL INFORMATION

10.1       Share capital

The following information from the Universal Registration Document 2022 is incorporated herein by reference:

-	information concerning the share capital (point 7.1 of chapter 7, starting on page 402);
-	the use of delegations of authority and power granted to the Board of Directors with respect to share capital increases (`point 4.4.2 of chapter 4, starting on page 258);
-	information on share buybacks (point 6.3 of chapter 6, starting on page 390); and
-	factors likely to have an impact in the event of a public offering (point 4.4.4 of chapter 4, starting on page 260).

10.2       Memorandum and articles of association

The following information from the Universal Registration Document 2022 is incorporated herein by reference:

-	information concerning the articles of incorporation and bylaws, and other information (point 7.2 of chapter 7, starting on page 403); and
-	participation of shareholders at shareholders’ meetings (point 4.4.3 of chapter 4, on page 259).

10.3       Material contracts

There have been no material contracts (not entered into in the ordinary course of business) entered into by members of TotalEnergies since March 24, 2021.

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

TotalEnergies Form 20-F 2022	22

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

Dividends paid to non-residents of France who are U.S. Holders are in principle subject to a French withholding tax regardless of whether they are paid in cash, in shares or a mix of both. The French withholding tax is levied (i) at a rate of 12.8% for dividends paid to U.S. Holders who are individuals and (ii) at a rate of 25% as from 2022 for dividends paid to U.S. Holders that are legal entities (the “Legal Entities U.S. Holders”) subject to more favorable provisions of the Treaty as described below and certain more favorable French domestic law provisions.

The withholding tax is in principle levied on the gross amount of dividends. However, Article 235 quinquies of the French tax code resulting from the Finance Law n° 2021-1900, published in the Official Journal on December 31, 2021 introduced the possibility, under certain conditions, for non-residents legal entities to compute the withholding tax on a net basis and to recover the excess of the tax initially withheld on a gross amount.

Under the Treaty, a U.S. Holder is generally entitled to a reduced rate of French withholding tax of 15% with respect to dividends, provided that certain requirements are satisfied. This reduced rate is, in practice, only of interest to Legal Entities U.S. Holders subject to the withholding tax at a rate of 25% in 2022.

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

Form 20-F 2022 TotalEnergies	23

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

In addition, subject to certain specific filing obligations, there is no withholding tax on dividend payments made by French companies to:

(i)

non-French collective investment funds formed under foreign law and established in a Member State of the European Union or in another State or territory, such as the United States, that has entered with France into an administrative assistance agreement for the purpose of combating fraud and tax evasion, and which fulfill the two following conditions: (a) the fund raises capital among a number of investors for the purpose of investing in accordance with a defined investment policy, in the interest of its investors, and (b) the fund has characteristics similar to those of collective investment funds organized under French law fulfilling the conditions set forth in Article 119 bis 2, 2 of the French Tax Code and the Administrative Guidelines Bulletin Officiel des Finances Publiques, BOI-RPPM-RCM-30-30-20-70-06/10/2021 (i.e., among others, open-end mutual fund (OPCVM), open-end real estate fund (OPCI) and closed-end investment companies (SICAF)); and

(ii)

companies whose effective place of management is, or which have a permanent establishment receiving the dividends, in a Member State of the European Union or in another State or territory that has entered with France into an administrative assistance agreement for the purpose of combating fraud and tax evasion, such as the United States, that are in a loss-making position and subject, at the time of the distribution, to insolvency proceedings similar to the one set out in Article L. 640-1 of the French Commercial Code (or where there is no such procedure available, in a situation of cessation of payments with recovery being manifestly impossible) and that meet the other conditions set out in Article 119 quinquies of the French Tax Code as specified by the Administrative Guidelines Bulletin Officiel des Finances Publiques, BOI-RPPM-RCM-30-30-20-80-29/06/2022.

Collective investment funds and companies mentioned above are urged to consult their own tax advisors to confirm whether they are eligible to such provisions and under which conditions.

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

TotalEnergies Form 20-F 2022	24

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

Pursuant to Article 235 ter ZD of the French tax code, a financial transaction tax applies, under certain conditions, to the acquisition of shares of publicly traded companies registered in France having a market capitalization over €1 billion on December 1 of the year preceding the acquisition. A list of the companies within the scope of the financial transaction tax for 2022 is published in the Administrative guidelines Bulletin Officiel des Finances Publiques, BOI-ANNX-000467-29/12/2021. TotalEnergies is included in this list, although it cannot be excluded that this list might be amended in the future. The tax also applies to the acquisition of ADRs evidencing ADSs. The financial transaction tax is due at a rate of 0.3% on the price paid to acquire the shares. The person or entity liable for the tax is generally the provider of investment services defined in Article L. 321-1 of the French Monetary and Financial Code (prestataire de services d’investissement). Investment service providers providing equivalent services outside France are subject to the tax under the same terms and conditions. Taxable transactions are broadly construed but several exceptions may apply. In general, non-income taxes, such as this financial transaction tax, paid by a U.S. Holder are not eligible for a foreign tax credit for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors as to the tax consequences and creditability of such financial transaction tax.

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

10.6    Dividends and paying agents

The information set forth in points 6.2.2 and 6.2.3 of chapter 6 of the Universal Registration Document 2022 (starting on page 388) is incorporated herein by reference.

10.7    Statements by experts

Not applicable.

10.8    Documents on display

TotalEnergies files annual, periodic and other reports and information with the Securities and Exchange Commission. All of its SEC filings made after December 31, 2001 are available to the public at the SEC website at www.sec.gov and from certain commercial document retrieval services.

ITEM 10J. ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

Form 20-F 2022 TotalEnergies	25

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to Notes 15.3 (“Financial risks management”) (starting on page F-82) and 16.2 (“Oil, Gas and Power markets related risks management”) (on page F-90) to the Consolidated Financial Statements, for a qualitative and quantitative discussion of TotalEnergies’ exposure to market risks. Please also refer to Notes 15.2 (“Fair value of financial instruments (excluding commodity contracts)”) (starting on page F-77) and 16 (“Financial instruments related to commodity contracts”) (starting on page F-87) to the Consolidated Financial Statements, for details of the different derivatives owned by TotalEnergies in these markets.

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

In the year ended December 31, 2022, the ADR depositary paid aggregate fees to TotalEnergies SE in an amount of USD $11.4 million.

For additional information on TotalEnergies shares and the American depositary shares, please refer to Exhibit 2.2 “Description of securities registered under Section 12 of the Exchange Act”.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

TotalEnergies Form 20-F 2022	26

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

TotalEnergies' management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, TotalEnergies' management concluded that its internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of internal control over financial reporting as of December 31, 2022, was audited by ERNST  & YOUNG Audit and PricewaterhouseCoopers Audit, independent registered public accounting firms, as stated in their report included starting on page F-2 attached hereto.

15.3    Changes in internal control over financial reporting

There were no changes in TotalEnergies' internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, TotalEnergies' internal control over financial reporting.

15.4    Internal control and risk management procedures

For additional information, refer to points 3.3 and 3.6 of chapter 3 of the Universal Registration Document 2022 (starting on pages 134 and 143, respectively), incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Jérôme Contamine and Mrs. Lise Croteau are the Audit Committee financial experts. They are both independent members of the Board of Directors in accordance with the NYSE listing standards applicable to TotalEnergies.

ITEM 16B. CODE OF ETHICS

At its meeting on October 27, 2016, the Board of Directors adopted a revised code of ethics that applies to its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and the financial and accounting officers for its principal activities. A copy of this code of ethics is included as an exhibit to this Annual Report. TotalEnergies will promptly disclose to its shareholders, if required by applicable laws or stock exchange requirements, any amendments to or waivers from the code of ethics applicable to its directors or officers by posting such information on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.1    Fees for accountants’ services

The information set forth in point 4.4.5.2 of chapter 4 of the Universal Registration Document 2022 (on page 261) is incorporated herein by reference.

16C.2    Audit Committee pre-approval policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved and that are not prohibited by regulatory or other professional requirements. This policy provides for both pre-approval of certain types of services through the use of an annual budget approved by the Audit Committee for these types of services and special pre-approval of services by the Audit Committee on a case-by-case basis. The Audit Committee reviews on an annual basis the services provided by the statutory auditors. During 2022, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Form 20-F 2022 TotalEnergies	27

16C.3    Auditor’s term of office

French law provides that the statutory and alternate auditors are appointed for renewable 6 fiscal-year terms. The Shareholders’ Meeting of May 25, 2022 decided to renew the appointment of Ernst & Young as statutory auditors for an additional six-year term. It also decided to appoint PricewaterhouseCoopers Audit as statutory auditors to replace KPMG, which had been the Company's statutory auditors for more than 20 years and could no longer be reappointed in accordance with the rotation rules for statutory auditors, according to the European audit reform. The information set forth in point 4.4.5.1 of chapter 4 of the Universal Registration Document 2022 (on page 260) is incorporated herein by reference.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of Shares (or	Maximum Number of
			Units) Purchased, as part	Shares (or Units) that may
	Total Number of Shares	Average Price Paid per	of Publicly Announced	yet be purchased under the
Period (in 2022)	(or Units) Purchased	Share (or Units) ($)(i)	Plans or Programs(ii)	Plans or Programs(iii)
January	3,198,452	51.45	3,198,452	227,003,991
February	4,903,642	57.68	4,903,642	249,056,477
March	14,276,034	50.77	14,276,034	241,590,721
April	0	n/a	0	241,591,668
May	18,009,022	53.82	18,009,022	223,610,895
June	18,071,386	56.05	18,071,386	206,447,211
July	0	n/a	0	206,447,920
August	21,154,458	52.07	21,154,458	185,400,240
September	17,763,130	50.00	17,763,130	167,555,347
October	0	n/a	0	167,555,347
November	23,229,168	57.75	23,229,168	143,706,422
December	19,602,451	61.30	19,602,451	124,725,461

(i)   Based on the daily European Central Bank exchange rate of each transaction.

(ii)  The Annual Shareholders’ Meeting of May 25, 2022, canceled and superseded the previous resolution (for any unused portion) from the Annual Shareholders’ Meeting of May 28, 2021, authorizing the Board of Directors to trade in the Company’s own shares on the market for a period of 18 months within the framework of the stock purchase program. The maximum number of shares that may be purchased by virtue of this authorization or under the previous authorization may not exceed 10% of the total number of shares constituting the share capital, this amount being periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares held by the Company, either directly or indirectly through its subsidiaries, exceed 10% of the share capital. This authorization will be renewed subject to the approval of the Annual Shareholders’ Meeting of May 26, 2023.

(iii)  Based on 10% of the Company’s share capital, and after deducting the shares held by the Company for cancellation and the shares held by the Company to cover the share subscription or purchase option plans and the performance share plans for Company employees.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The terms of office of KPMG SA, joint principal Statutory Auditor of the Company since 1996, expired at the end of the Shareholders' Meeting of May 25, 2022. KPMG SA's terms of office could not be legally extended as they had reached the maximum legal duration following the transposition of the European audit reform into French law.

Consequently, the Board of Directors decided to propose to the Shareholders' Meeting to appoint PricewaterhouseCoopers Audit as new joint Principal Statutory Auditor.

The Shareholders' Meeting of May 25, 2022 resolved to appoint PricewaterhouseCoopers Audit as new joint principal Statutory Auditor to replace KPMG SA. The selection of the Statutory Auditors to be appointed by the Shareholders' Meeting was overseen by the Audit Committee, which issued a recommendation to the Board of Directors.

The report of Ernst & Young Audit and KPMG SA on the consolidated financial statements for each of the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During each of the years ended December 31, 2021 and 2020 and any subsequent interim period prior to the Shareholders’ Meeting of May 25, 2022:

-there were no "disagreements" (as that term is described in Item 16F(a)(1)(iv) of the Instructions to Form 20-F and the instructions to Item 16F) between TotalEnergies and KPMG SA on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to KPMG SA's satisfaction, would have caused KPMG SA to make reference to the subject matter of the disagreement(s) in connection with its report; and

-	there were no "reportable events" (as that term is defined in Item 16F(a)(1)(v) of the Instructions to Form 20-F).

During the Company's two most recent fiscal years, and any subsequent interim period prior to engaging PricewaterhouseCoopers Audit, neither the Company, nor anyone on its behalf, has consulted PricewaterhouseCoopers Audit regarding:

-

either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the registrant's financial statements; and neither a written report was provided to the Company, nor oral advice was provided, that PricewaterhouseCoopers Audit concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue;

TotalEnergies Form 20-F 2022	28

-

or any matter that was either the subject of a disagreement (as described in Item 16F(a)(1)(iv) of the Instructions to Form 20-F and the related instructions to this Item) or a reportable event (as defined in Item 16F(a)(1)(v) of the Instructions to Form 20-F).

The Company has furnished KPMG SA with a copy of the statements made in this Item 16F and requested that KPMG SA furnish a letter addressed to the SEC stating whether or not it agrees with the above statements and, if not, stating the respects in which it does not agree.

A copy of KPMG SA's letter, dated March 24, 2023, is filed as Exhibit 15.4 to this Form 20-F.

The terms of office of all the Statutory Auditors will expire following the Ordinary Shareholders' Meeting convened to approve the financial statements for the fiscal year ended December 31, 2027.

ITEM 16G. CORPORATE GOVERNANCE

This section presents a summary of significant differences between French corporate governance practices and the New York Stock Exchange's (“NYSE”) corporate governance standards, as required by section 303A.11 of the NYSE Listed Company Manual.

16G.1    Overview

The following paragraphs provide a brief, general summary of significant ways in which our corporate governance practices differ from those required by the listing standards of the NYSE for U.S. companies that have common stock listed on the NYSE. While our management believes that our corporate governance practices are similar in many respects to those of U.S. domestic NYSE listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE Listed Company Manual, certain significant differences are described below.

The principal sources of corporate governance standards in France are the French Commercial Code (Code de commerce), the French Financial and Monetary Code (Code monétaire et financier) and the regulations and recommendations provided by the French Financial Markets Authority (Autorité des marchés financiers, AMF), as well as a number of general recommendations and guidelines on corporate governance, most notably the Corporate Governance Code of Listed Corporations (the “AFEP-MEDEF Code”) published by the two main French business confederations, the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF), the latest version of which was published in December 2022.

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

For an overview of certain of our corporate governance policies, refer to points 4.1 and 4.2 of chapter 4 of the Universal Registration Document 2022 (starting on page 178), incorporated herein by reference.

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

For an overview of TotalEnergies SE’s Board of Directors’ assessment of the independence of its members, including a description of the Board of Directors’ independence criteria, refer to point 4.1.1.4 of chapter 4 of the Universal Registration Document 2022 (starting on page 196), incorporated herein by reference.

16G.3    Representation of women on corporate boards

The French Commercial Code provides for legally binding quotas to balance gender representation on boards of directors of French listed companies, requiring that each gender represents at least 40%. Directors representing the employees and directors representing the employee shareholders are not taken into account in calculating this percentage. When the board of directors consists of a maximum of eight members, the difference between the number of directors of each gender should not be higher than two. Any appointment of a director made in violation of these rules will be declared null and void and payment of the directors’ compensation will be suspended until the board composition is compliant with the required quota (the suspension of the directors’ compensation will also be disclosed in the management report). However, if a director whose appointment is null and void takes part in decisions of the board of directors, such decisions are not declared automatically null and void by virtue thereof. As of March 15, 2023, TotalEnergies SE’s Board of Directors consisted of eight male members and six female members. Excluding the directors representing employees and the director representing employee shareholders in accordance with French law, the proportion of women on the Board of Directors was 45.5%.

Form 20-F 2022 TotalEnergies	29

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

The AFEP-MEDEF Code recommends, however, that the board of directors sets up, in addition to the audit committee required by French law, a nominations committee, a compensation committee and a corporate social responsibility (CSR) committee. The AFEP-MEDEF Code also recommends that at least two-thirds of the audit committee members and a majority of the members of each of the compensation committee and the nominations committee be independent directors. It is recommended that the chairman of the compensation committee be independent and that one of its members be an employee director. None of those three committees should include any Executive Officer1.

TotalEnergies SE has established an Audit Committee, a Governance and Ethics Committee, a Compensation Committee and a Strategy & CSR Committee. As of March 15, 2023, the composition of these Committees was as follows:

-

the Audit Committee had five members, 75% of whom have been deemed independent by the Board of Directors (according to point 10.3 of the AFEP-MEDEF Code, directors representing employees are not taken into account when determining the independence rate);

-	the Governance and Ethics Committee had five members, 80% of whom have been deemed independent by the Board of Directors;
-

the Compensation Committee had four members, 100% of whom have been deemed independent by the Board of Directors (according to point 10.3 of the AFEP-MEDEF Code, directors representing the employee shareholders and directors representing employees are not taken into account when determining the independence rate); and

-

the Strategy & CSR Committee had six members, 60% of the members of this Committee have been deemed independent by the Board of Directors (according to point 10.3 of the AFEP-MEDEF Code, directors representing the employee shareholders and directors representing employees are not taken into account when determining the independence rate).

For a description of the independence assessment of each member of the Board of Directors, see point 4.1.1.4 of chapter 4 of the Universal Registration Document 2022 (starting on page 196), incorporated herein by reference. For a description of the scope of each Committee’s activity, see point 4.1.2.3 of chapter 4 of the Universal Registration Document 2022 (starting on page 209), incorporated herein by reference.

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

Article L. 823-19 of the French Commercial Code requires the board of directors of companies listed in France to establish an audit committee, at least one member of which must be an independent director and must be competent in finance, accounting or statutory audit procedures. The AFEP-MEDEF Code provides that at least two-thirds of the directors on the audit committee be independent and that the audit committee should not include any Executive Officer. Under NYSE rules, in the absence of an applicable exemption, audit committees are required to satisfy the independence requirements under Rule 10A-3 of the Exchange Act. TotalEnergies SE’s Audit Committee consists of five directors, four of whom meet independence requirements under Rule 10A-3 and one (a director representing employees) who is relying on Rule 10A-3(b)(1)(iv)(C) exemption for non-executive officer employees (see “Item 6 – Directors, Senior Management and Employees”).

The duties of TotalEnergies SE’s Audit Committee, in line with French law and the AFEP-MEDEF Code, are described in point 4.1.2.3 of chapter 4 of the Universal Registration Document 2022 (starting on page 209), incorporated herein by reference. The Audit Committee regularly reports to the Board of Directors on the fulfillment of its tasks, the results of the financial statements certification process and the contribution of such process to guaranteeing the financial information’s integrity.

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

TotalEnergies Form 20-F 2022	30

In December 2022, the Lead Independent Director held a meeting of the independent directors. She subsequently presented a summary of this meeting to the Board of Directors.

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

French law requires neither the adoption of such guidelines nor the provision of such certification. The AFEP-MEDEF Code recommends, however, that the board of directors of a French-listed company review its operation annually and perform a formal evaluation at least once every three years, under the leadership of the appointments or nominations committee or an independent director, assisted by an external consultant. TotalEnergies SE’s Board of Directors’ most recent formal self-evaluation took place in late 2022. The AFEP-MEDEF Code also recommends that shareholders be informed of these evaluations each year in the annual report. In addition, Article L. 225-37 of the French Commercial Code requires the board of directors to present to the shareholders a corporate governance report appended to the management report, notably describing the composition of the board and the balanced representation of men and women on the board, the preparation and organization of the board’s work, the offices and positions of each TotalEnergies SE executive officer and the compensation attributable and received by each such officer as well as the compensation attributable and received by the members of the board of directors. The AFEP-MEDEF Code also includes ethical rules concerning which directors are expected to comply.

16G.8    Code of business conduct and ethics

The NYSE listing standards require each U.S.-listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. Under Article 17 of Law n° 2016/1691 of December 9, 2016, top management (such as the chairman of the board or chief executive officer) of large French companies is required to adopt a code of conduct proscribing the different types of behavior being likely to characterize acts of corruption, bribery or influence peddling. This code must be included in the rules of procedure of the company and be submitted to employee representatives. Under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including TotalEnergies SE, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officers and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For a description of the code of ethics adopted by TotalEnergies, refer to point 3.3.2 of chapter 3 of the Universal Registration Document 2022 (starting on page 134), incorporated herein by reference, and “Item 16B. Code of ethics”.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and Notes thereto are included in pages F-9 et seq. attached hereto.

The reports of the statutory auditors, ERNST & YOUNG Audit and PricewaterhouseCoopers Audit, are included in pages F-1 to F-8 attached hereto.

Form 20-F 2022 TotalEnergies	31

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report:

1	Articles of Associations (Statuts) of TotalEnergies SE (as amended through February 7, 2023).

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

2.2	Description of TotalEnergies securities registered under section 12 of the Exchange Act.

8	List of Subsidiaries (see Note 18 to the Consolidated Financial Statements, starting on page F-91).

11	Code of Ethics (incorporated by reference to exhibit 11 of TotalEnergies’ annual report on Form 20-F for the year ended December 31, 2016, filed on March 17, 2017).

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15.1	Excerpt of the pages and sections of the Universal Registration Document 2022 incorporated herein by reference.

15.2	Consent of ERNST & YOUNG Audit and of PricewaterhouseCoopers Audit.

15.3	Consent of ERNST & YOUNG Audit and of KPMG SA.

15.4	KPMG SA’s letter regarding statements of Item 16 F.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and included in Exhibit 101).

TotalEnergies Form 20-F 2022	32

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TotalEnergies SE
By: /s/ PATRICK POUYANNÉ
	Name:	Patrick Pouyanné
	Title:	Chairman and Chief Executive Officer
Date: March 24, 2023

Form 20-F 2022 TotalEnergies	33

Form 20-F 2022 TotalEnergies	F-1

PricewaterhouseCoopers Audit	ERNST & YOUNG Audit
63, rue de Villiers 92208 Neuilly-sur-Seine S.A.S. au capital de € 2 510 460 672 006 483 R.C.S. Nanterre	Tour First TSA 14444 92037 Paris-La Défense cedex S.A.S. à capital variable 344 366 315 R.C.S. Nanterre
Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre	Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre

TotalEnergies SE

Report of Independent Registered Public Accounting Firms on the Internal Control Over Financial Reporting

To the Shareholders and Board of Directors,

Opinion on Internal Control Over Financial Reporting

We have audited TotalEnergies SE and subsidiaries’ (“the Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2022 and the related notes (collectively, “the consolidated financial statements”), and our report dated March 21, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

F-2	TotalEnergies Form 20-F 2022

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

Neuilly-sur-Seine and Paris-La Défense, France, March 21, 2023

/s/ PricewaterhouseCoopers Audit	/s/ ERNST & YOUNG Audit

Form 20-F 2022 TotalEnergies	F-3

PricewaterhouseCoopers Audit	ERNST & YOUNG Audit
63, rue de Villiers 92208 Neuilly-sur-Seine cedex France SAS au capital de € 2 510 460 672 006 483 R.C.S. Nanterre	Tour First TSA 14444 92037 Paris-La Défense cedex France SAS à capital variable 344 366 315 R.C.S Nanterre
Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre	Commissaire aux comptes Membre de la compagnie régionale de Versailles et du Centre

TotalEnergies SE

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements

To the Shareholders and Board of Directors,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TotalEnergies SE and subsidiaries (“the Company”) as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s  internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), and our report dated March 21, 2023 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

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

As stated in Notes 7.1 “Intangible assets”, 7.2 “Property, plant and equipment” and 3 to the consolidated financial statements as of December 31, 2022, the non-current assets used in exploration and production activities in the E&P and iGRP segments are mainly comprised of proved mineral interests (7,937 million US dollars in net value), unproved mineral interests (13,016 million US dollars in net value), proved properties (63,508 million US dollars in net value), work in progress of exploration and production activities (19,606 million US dollars in net value) and a portion of the balance of investments and loans in equity affiliates (23,007 million US dollars in net value). The methods for testing impairments of these assets are described in Notes 7.1, 7.2 and 3.D “Asset impairment”.

F-4	TotalEnergies Form 20-F 2022

The recoverable amount of these assets is tested as soon as a triggering event is identified, these tests being carried out at the level of the related cash generating units (CGUs), that include the hydrocarbon sites and industrial assets involved in the production, processing and extraction of hydrocarbons. The value in use of a CGU is determined on the basis of discounted future cash flows, within the framework of the economic assumptions and operating conditions expected by the Company's senior management. The key valuation assumptions considered by the Company in assessing value in use include future hydrocarbon price, future carbon price, future operating costs, estimates of hydrocarbon reserves and the after-tax discount rate.

As described in the notes "Major judgments and accounting estimates" and 3.D to the consolidated financial statements, the Company retains an oil price trajectory that converges from 2030 to the price retained in 2050 by the International Energy Agency's (IEA) NZE scenario, i.e. 24,5$2022/b. The prices retained for gas stabilize in 2027 and until 2040 at lower levels than the current prices and converge towards the IEA's NZE scenario prices in 2050. In addition, TotalEnergies includes from 2023, a minimum CO2 cost of $100/t or the applicable price in a given country if higher. Beyond 2028, the CO2 price is inflated by 2% per year.

Finally, as described in notes 7.1 and 7.2 to the consolidated financial statements, exploration expenditures capitalized in unproved mineral interests or in work in progress are subject to specific impairment tests to ensure that the exploratory wells have revealed sufficient reserves, and sufficient progress in the assessment of the reserves and the economic and operating viability of the project has been made.

Net impairments of non-current assets of exploration and production activities in the E&P and iGRP segments for 2022 amounted to 714 million US dollars in operating income and 15,622 million US dollars in net income, including 14,669 million US dollars related to the Company's assets in Russia.

As described in the note "Major judgments and accounting estimates - Russian-Ukrainian conflict" to the consolidated financial statements, the evolving context of international sanctions and related uncertainties has led the Company to identify triggering events with respect to its Russian assets. All the related assets were fully impaired as at December 31, 2022 or sold during the year, with the exception of the shares held in Yamal LNG:

o	Novatek: as described in note 8.1 “Equity affiliates: investments and loans”, this stake is recognized in “Other investments” as at December 31, 2022, at zero fair value given the very significant uncertainties.
o	Arctic LNG 2: capital employed is valued at zero as of December 31, 2022 considering the risks on the project completion.
o	Yamal LNG: an impairment test of the investment was carried out as of December 31, 2022 which confirmed the absence of impairment to be recorded. Depending on the evolution of the conflict, activities may be affected in the future.

Depending on the evolution of the conflict, activities may be affected in the future.

In order to assess the resilience of the portfolio to different parameters, sensitivities to several assumptions were carried out by management, including a 10% and 20% decrease in the hydrocarbon's price applied over the assets life as well as a carbon price of $200/t, inflated by 2% per year from 2028.

We considered the evaluation of the impairment of non-current assets used in exploration and production activities in the E&P and iGRP segments to be a critical audit matter as evaluating the Company's assumptions described above involves a high degree of judgment, notably the consequences of the Russian-Ukrainian conflict or projections related to future events.

Form 20-F 2022 TotalEnergies	F-5

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of certain controls implemented by the Company to address the risk of material misstatement relating to the evaluation of the impairment of non-current assets used in exploration and production activities in the E&P and iGRP segments. This included testing control activities regarding the identification of a triggering event and the determination of key management assumptions underlying the recoverable value of the assets tested.

We assessed whether there was a triggering event for these assets, such as the Russian-Ukrainian conflict, a significant decline in production, the enactment of a new tax law, the impact of new assumptions on hydrocarbon prices or the carbon price, including in connection with the Company's ambition to achieve carbon neutrality by 2050 together with society.

For the impairment tests:

- we confronted the hydrocarbon price scenarios used by the Company, prepared by the Strategy and Markets division, with publicly available industry information (from the IEA, brokers and consultants as applicable), in particular the price relating to the APS and NZE scenarios, considered by the IEA to be compatible with the Paris Agreement;

- we analyzed the carbon price assumptions included in the future cash flows, notably by comparing them with current market data and publicly available industry information (in particular, IEA);

- we assessed the consistency of the production end-dates used in the future cash flow forecast with those included in the contracts for license expiration;

- we compared the main assumptions (future hydrocarbon prices, future carbon prices, future operating costs, hydrocarbon reserve estimates, after-tax discount rates and expected future dividends) to those included in the analysis, budgets and forecasts approved by the Executive Committee and the Board of Directors;

- we assessed the consistency of the assumptions on future operating costs by calculating cost-to-production ratios and comparing them year over year;

- we compared oil production profiles to the proved and probable hydrocarbon reserves produced as part of the Company’s internal procedures;

- with the assistance of our valuation specialists, we re-performed the calculation of the after-tax discount rate used by management and we compared it to the rates calculated by market analysts;

- we assessed the consistency of the tax rates used by management with the applicable tax schemes and the oil agreements in place;

- we assessed the information disclosed in Note 3.D “Asset impairment” to the consolidated financial statements, including the sensitivity analysis of operating income and net income to the scenarios for hydrocarbon pricing and the carbon price.

For exploration expenditures capitalized in unproved mineral rights or work in progress:

- we inspected the documentation, supporting a sufficient quantity of hydrocarbon reserves (as further described in our critical audit matter below) or progress in assessing the reserves and the technical and economic viability of the project.

Finally, for Russian assets:

- we assessed the consolidation methods applied as at December 31, 2022 by the Company for its minority interests in Novatek, Yamal LNG and Arctic LNG 2, in a specific and evolving context, notably given sanctions;

- we assessed the valuation principles and terms resulting from the consolidation methods as well as the impairment losses determined for Novatek and Arctic LNG 2 shares.

F-6	TotalEnergies Form 20-F 2022

Effect of estimated proved and proved developed hydrocarbon reserves on the depreciation of the oil and gas assets used in production activities in the Exploration & Production (E&P) and integrated Gas Renewables Power (iGRP) segments

Description of the Matter

As discussed in the paragraph “Estimation of hydrocarbon reserves” of the note “Major judgments and accounting estimates” to the consolidated financial statements, the estimation of proved and proved developed hydrocarbon reserves is important for the implementation of the “Successful Efforts” method used to account for the Company’s oil and gas activities. Notes 7.1 “Intangible Assets” and 7.2 “Property, Plant and Equipment” to the consolidated financial statements outline that under this method, oil and gas assets are depreciated using the unit-of-production method based on either proved hydrocarbon reserves or proved developed hydrocarbon reserves. Those reserves are estimated by the Company’s petroleum engineers in accordance with industry practice and Securities and Exchange Commission (SEC) regulations.

The main assumptions used by the Company to estimate the proved and proved developed hydrocarbon reserves in order to calculate the depreciation of the oil and gas assets used in production activities in the E&P and iGRP segments for the year ended December 31, 2022 include the following: geoscience and engineering data used to determine deposit quantities, the contractual arrangements that determine the Company’s share of the reserves, and hydrocarbons prices.

We considered the effect of estimated proved and proved developed hydrocarbon reserves on the depreciation of oil and gas assets used in production activities in the E&P and iGRP segments to be a critical audit matter as management’s assessment of the Company’s assumptions used involves a high degree of complex judgment due to their uncertain nature.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of certain controls, implemented by the Company, to address the risk of material misstatement relating to the depreciation of oil and gas assets used in production activities in the E&P and iGRP segments, depending on proved and proved developed hydrocarbon reserves. This included testing certain controls on the determination and evaluation of deposit quantities and the modeling of the contractual arrangements that determine the Company’s share of proved and proved developed hydrocarbon reserves.

We assessed the qualifications and experience of the Company’s petroleum engineers responsible for estimating reserves.

We analyzed the main changes in proved and proved developed hydrocarbon reserves compared to the previous year.

We compared previously forecasted production to actual 2022 production.

We inspected evidence from contractual arrangements that determine the Company’s share of proved and proved developed hydrocarbon reserves until the term of the contracts and we evaluated, where applicable, the reasons leading the Company to believe that the renewal of the contractual arrangements is reasonably certain.

We assessed the consistency of the production end-dates used to calculate depreciation with those provided for in the contracts for license expiration and in the future cash flow forecasts used for the impairment tests.

We assessed the methodology applied by the Company to estimate these proved and proved developed hydrocarbon reserves, in light of SEC regulations and the 12-month average price for 2022.

Neuilly-sur-Seine and Paris-La Défense, France, March 21, 2023

/s/ PricewaterhouseCoopers Audit	/s/ ERNST & YOUNG Audit

We have served as the Company’s auditor since 2022.	We have served as the Company’s auditor since 2004.

Form 20-F 2022 TotalEnergies	F-7

KPMG SA	ERNST & YOUNG Audit
Tour EQHO 2, avenue Gambetta CS 60055 92066 Paris-La Défense cedex S.A. au capital de € 5 497 100 775 726 417 R.C.S. Nanterre	Tour First TSA 14444 92037 Paris-La Défense cedex S.A.S. à capital variable 344 366 315 R.C.S. Nanterre
Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre	Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre

TotalEnergies SE

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements

To the Shareholders and Board of Directors,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TotalEnergies SE and subsidiaries ("the Company") as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, "the consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are public accounting firms registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Paris-La Défense, France, March 16, 2022

KPMG SA	ERNST & YOUNG Audit
Represented by

/s/ Jacques-François, Georges, Marie Lethu	/s/ ERNST & YOUNG Audit
Jacques-François, Georges, Marie Lethu Partner

/s/ Eric, Valéry, Jean-Yves Jacquet
Eric, Valéry, Jean-Yves Jacquet Partner

We or our predecessor firms have served as the Company’s auditor from 1996 to 2022.	We have served as the Company’s auditor since 2004.

F-8	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Consolidated statement of income

Consolidated statement of income

TotalEnergies

For the year ended December 31, (M$)(a)		2022	2021	2020
Sales	(Notes 3, 4, 5)	280,999	205,863	140,685
Excise taxes	(Notes 3 & 5)	(17,689)	(21,229)	(20,981)
Revenues from sales	(Notes 3 & 5)	263,310	184,634	119,704
Purchases, net of inventory variation	(Note 5)	(169,448)	(118,622)	(77,486)
Other operating expenses	(Note 5)	(29,789)	(26,894)	(25,538)
Exploration costs	(Note 5)	(1,299)	(740)	(731)
Depreciation, depletion and impairment of tangible assets and mineral interests	(Note 5)	(12,221)	(13,556)	(22,264)
Other income	(Note 6)	2,849	1,312	2,237
Other expense	(Note 6)	(7,344)	(2,317)	(1,506)
Financial interest on debt		(2,386)	(1,904)	(2,147)
Financial income and expense from cash & cash equivalents		1,143	379	37
Cost of net debt	(Note 15)	(1,243)	(1,525)	(2,110)
Other financial income	(Note 6)	896	762	914
Other financial expense	(Note 6)	(533)	(539)	(690)
Net income (loss) from equity affiliates	(Note 8)	(1,892)	3,438	452
Income taxes	(Note 11)	(22,242)	(9,587)	(318)
CONSOLIDATED NET INCOME		21,044	16,366	(7,336)
TotalEnergies share		20,526	16,032	(7,242)
Non-controlling interests		518	334	(94)
Earnings per share ($)		7.91	5.95	(2.90)
Fully-diluted earnings per share ($)		7.85	5.92	(2.90)
(a)	Except for per share amounts.

Form 20-F 2022 TotalEnergies	F-9

Consolidated Financial Statements
Consolidated statement of comprehensive income

Consolidated statement of comprehensive income

TotalEnergies

For the year ended December 31, (M$)		2022	2021	2020
Consolidated net income		21,044	16,366	(7,336)
Other comprehensive income
Actuarial gains and losses	(Note 10)	574	1,035	(212)
Change in fair value of investments in equity instruments	(Note 8)	112	66	533
Tax effect		(96)	(411)	65
Currency translation adjustment generated by the parent company	(Note 9)	(4,976)	(7,202)	7,541
Items not potentially reclassifiable to profit and loss		(4,386)	(6,512)	7,927
Currency translation adjustment	(Note 9)	1,734	4,216	(4,645)
Cash flow hedge	(Notes 15 & 16)	(5,452)	278	(313)
Variation of foreign currency basis spread	(Note 15)	65	2	28
Share of other comprehensive income of equity affiliates, net amount	(Note 8)	3,497	706	(1,831)
Other		(16)	(1)	(8)
Tax effect		1,449	(135)	72
Items potentially reclassifiable to profit and loss		1,277	5,066	(6,697)
Total other comprehensive income (net amount)		(3,109)	(1,446)	1,230
COMPREHENSIVE INCOME		17,935	14,920	(6,106)
- TotalEnergies share		17,419	14,616	(6,312)
- Non-controlling interests	(Note 9)	516	304	206

F-10	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Consolidated balance sheet

Consolidated balance sheet

TotalEnergies

As of December 31, (M$)		2022	2021	2020
ASSETS
Non-current assets
Intangible assets, net	(Notes 4 & 7)	31,931	32,484	33,528
Property, plant and equipment, net	(Notes 4 & 7)	107,101	106,559	108,335
Equity affiliates: investments and loans	(Note 8)	27,889	31,053	27,976
Other investments	(Note 8)	1,051	1,625	2,007
Non-current financial assets	(Note 15)	2,731	2,404	4,781
Deferred income taxes	(Note 11)	5,049	5,400	7,016
Other non-current assets	(Note 6)	2,388	2,797	2,810
Total non-current assets		178,140	182,322	186,453
Current assets
Inventories, net	(Note 5)	22,936	19,952	14,730
Accounts receivable, net	(Note 5)	24,378	21,983	14,068
Other current assets	(Note 5)	36,070	35,144	13,428
Current financial assets	(Note 15)	8,746	12,315	4,630
Cash and cash equivalents	(Note 15)	33,026	21,342	31,268
Assets classified as held for sale	(Note 2)	568	400	1,555
Total current assets		125,724	111,136	79,679
TOTAL ASSETS		303,864	293,458	266,132

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		8,163	8,224	8,267
Paid-in surplus and retained earnings		123,951	117,849	107,078
Currency translation adjustment		(12,836)	(12,671)	(10,256)
Treasury shares		(7,554)	(1,666)	(1,387)
Total shareholders' equity - TotalEnergies share	(Note 9)	111,724	111,736	103,702
Non-controlling interests		2,846	3,263	2,383
Total shareholders' equity		114,570	114,999	106,085
Non-current liabilities
Deferred income taxes	(Note 11)	11,021	10,904	10,326
Employee benefits	(Note 10)	1,829	2,672	3,917
Provisions and other non-current liabilities	(Note 12)	21,402	20,269	20,925
Non-current financial debt	(Note 15)	45,264	49,512	60,203
Total non-current liabilities		79,516	83,357	95,371
Current liabilities
Accounts payable		41,346	36,837	23,574
Other creditors and accrued liabilities	(Note 5)	52,275	42,800	22,465
Current borrowings	(Note 15)	15,502	15,035	17,099
Other current financial liabilities	(Note 15)	488	372	203
Liabilities directly associated with the assets classified as held for sale	(Note 2)	167	58	1,335
Total current liabilities		109,778	95,102	64,676
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		303,864	293,458	266,132

Form 20-F 2022 TotalEnergies	F-11

Consolidated Financial Statements
Consolidated statement of cash flow

Consolidated statement of cash flow

TotalEnergies

For the year ended December 31, (M$)		2022	2021	2020
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income		21,044	16,366	(7,336)
Depreciation, depletion, amortization and impairment	(Note 5.3)	13,680	14,343	22,861
Non-current liabilities, valuation allowances, and deferred taxes	(Note 5.5)	4,594	962	(1,782)
(Gains) losses on disposals of assets		369	(454)	(909)
Undistributed affiliates’ equity earnings		6,057	(667)	948
(Increase) decrease in working capital	(Note 5.5)	1,191	(616)	1,869
Other changes, net		432	476	(848)
Cash flow from operating activities		47,367	30,410	14,803
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(Note 7)	(15,690)	(12,343)	(10,764)
Acquisitions of subsidiaries, net of cash acquired		(94)	(321)	(966)
Investments in equity affiliates and other securities		(3,042)	(2,678)	(2,120)
Increase in non-current loans		(976)	(1,247)	(1,684)
Total expenditures		(19,802)	(16,589)	(15,534)
Proceeds from disposals of intangible assets and property, plant and equipment		540	770	740
Proceeds from disposals of subsidiaries, net of cash sold		835	269	282
Proceeds from disposals of non-current investments		577	722	578
Repayment of non-current loans		2,734	1,172	855
Total divestments		4,686	2,933	2,455
Cash flow used in investing activities		(15,116)	(13,656)	(13,079)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of shares:
– Parent company shareholders		370	381	374
– Treasury shares		(7,711)	(1,823)	(611)
Dividends paid:
– Parent company shareholders		(9,986)	(8,228)	(6,688)
– Non-controlling interests		(536)	(124)	(184)
Net issuance of perpetual subordinated notes	(Note 9)	–	3,248	331
Payments on perpetual subordinated notes	(Note 9)	(339)	(313)	(315)
Other transactions with non-controlling interests		(49)	652	(204)
Net issuance (repayment) of non-current debt	(Note 15)	1,108	(359)	15,800
Increase (decrease) in current borrowings		(6,073)	(10,856)	(6,501)
Increase (decrease) in current financial assets and liabilities	(Note 15)	3,944	(8,075)	(604)
Cash flow from / (used in) financing activities		(19,272)	(25,497)	1,398
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		12,979	(8,743)	3,122
Effect of exchange rates		(1,295)	(1,183)	794
Cash and cash equivalents at the beginning of the period		21,342	31,268	27,352
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(Note 15)	33,026	21,342	31,268

F-12	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Consolidated statement of changes in shareholder’s equity

Consolidated statement of changes in shareholders’ equity

TotalEnergies

			Paid-in				Shareholders’
			surplus and	Currency			equity -	Non-	Total
	Common shares issued		retained	translation	Treasury shares		TotalEnergies	controlling	shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	share	interests	equity
As of January 1, 2020	2,601,881,075	8,123	121,170	(11,503)	(15,474,234)	(1,012)	116,778	2,527	119,305
Net income 2020	–	–	(7,242)	–	–	–	(7,242)	(94)	(7,336)
Other comprehensive income	–	–	(321)	1,251	–	–	930	300	1,230
Comprehensive income	–	–	(7,563)	1,251	–	–	(6,312)	206	(6,106)
Dividend	–	–	(7,899)	–	–	–	(7,899)	(234)	(8,133)
Issuance of common shares	51,242,950	144	1,470	–	–	–	1,614	–	1,614
Purchase of treasury shares	–	–	–	–	(13,236,044)	(611)	(611)	–	(611)
Sale of treasury shares(a)	–	–	(236)	–	4,317,575	236	–	–	–
Share-based payments	–	–	188	–	–	–	188	–	188
Share cancellation	–	–	–	–	–	–	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	331	–	–	–	331	–	331
Payments on perpetual subordinated notes	–	–	(308)	–	–	–	(308)	–	(308)
Other operations with non-controlling interests	–	–	(61)	(4)	–	–	(65)	(117)	(182)
Other items	–	–	(14)	–	–	–	(14)	1	(13)
As of December 31, 2020	2,653,124,025	8,267	107,078	(10,256)	(24,392,703)	(1,387)	103,702	2,383	106,085
Net income 2021	–	–	16,032	–	–	–	16,032	334	16,366
Other comprehensive income	–	–	991	(2,407)	–	–	(1,416)	(30)	(1,446)
Comprehensive income	–	–	17,023	(2,407)	–	–	14,616	304	14,920
Dividend	–	–	(8,200)	–	–	–	(8,200)	(124)	(8,324)
Issuance of common shares	10,589,713	31	350	–	–	–	381	–	381
Purchase of treasury shares	–	–	–	–	(37,306,005)	(1,823)	(1,823)	–	(1,823)
Sale of treasury shares(a)	–	–	(216)	–	4,573,195	216	–	–	–
Share-based payments	–	–	143	–	–	–	143	–	143
Share cancellation	(23,284,409)	(74)	(1,254)	–	23,284,409	1,328	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	3,254	–	–	–	3,254	–	3,254
Payments on perpetual subordinated notes	–	–	(368)	–	–	–	(368)	–	(368)
Other operations with non-controlling interests	–	–	30	(6)	–	–	24	689	713
Other items	–	–	9	(2)	–	–	7	11	18
As of December 31, 2021	2,640,429,329	8,224	117,849	(12,671)	(33,841,104)	(1,666)	111,736	3,263	114,999
Net income 2022	–	–	20,526	–	–	–	20,526	518	21,044
Other comprehensive income	–	–	(2,933)	(174)	–	–	(3,107)	(2)	(3,109)
Comprehensive income	–	–	17,593	(174)	–	–	17,419	516	17,935
Dividend	–	–	(9,989)	–	–	–	(9,989)	(536)	(10,525)
Issuance of common shares	9,367,482	26	344	–	–	–	370	–	370
Purchase of treasury shares	–	–	–	–	(140,207,743)	(7,711)	(7,711)	–	(7,711)
Sale of treasury shares(a)	–	–	(318)	–	6,195,654	318	–	–	–
Share-based payments	–	–	229	–	–	–	229	–	229
Share cancellation	(30,665,526)	(87)	(1,418)	–	30,665,526	1,505	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	(44)	–	–	–	(44)	–	(44)
Payments on perpetual subordinated notes	–	–	(331)	–	–	–	(331)	–	(331)
Other operations with non-controlling interests	–	–	45	9	–	–	54	37	91
Other items	–	–	(9)	–	–	–	(9)	(434)	(443)
AS OF DECEMBER 31, 2022	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570
(a)	Treasury shares related to the performance share grants.

Changes in equity are detailed in Note 9.

Form 20-F 2022 TotalEnergies	F-13

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

TotalEnergies

Notes to the Consolidated Financial Statements

F-14	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

On February 7, 2023, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TotalEnergies SE for the year ended December 31, 2022, which will be submitted for approval to the Shareholders’ Meeting to be held on May 26, 2023.

Basis of preparation of the consolidated financial statements

The Consolidated Financial Statements of TotalEnergies SE and its subsidiaries (the Company) are presented in U.S. dollars and have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2022.

The accounting principles applied for the consolidated financial statements at December 31, 2022, were the same as those that were used for the financial statements at December 31, 2021, except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2022 (and not early adopted by TotalEnergies). Their application did not have a significant impact on the financial statements as of December 31, 2022.

As of January 1, 2020, TotalEnergies early adopted the amendments to IFRS 7 and IFRS 9 relating to the interest rate benchmark reform phase II. In particular, these amendments allow to maintain the hedge accounting qualification of interest rate derivatives. As part of this transition, TotalEnergies set up a working group in order to cover all aspects relating to the IBOR reform and its impacts.

As of December 31, 2022, the transition to IBOR indices had no notable impact on the financial instruments managed by TotalEnergies’s treasury, the main USD LIBOR maturities, including the 3-month USD LIBOR, continuing to be published until June 2023. In addition, the EONIA rate was published for the last time on January 3, 2022 and replaced by the ESTR rate. This change had a non-material impact on the remuneration of cash collateral exchanged with clearing houses. Bonds and associated derivatives impacted by the IBOR reform are presented in Note 15.1 “Financial debt and derivative financial instruments”. In this context, the financing contracts for the Company’s projects continue to be amended in accordance with the recommendations of regulators and according to the required schedule.

Major judgments and accounting estimates

The preparation of financial statements in accordance with IFRS for the closing as of December 31, 2022 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

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

➢	Estimation of hydrocarbon reserves

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

➢	Impairment of property, plant and equipment, intangible assets and goodwill

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

Impairment of assets and the method applied are described in Note 3 "Business segment information".

Form 20-F 2022 TotalEnergies	F-15

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

➢	Climate change and energy transition

Climate change and the energy transition were considered in preparing the Consolidated Financial Statements. They may have significant impacts on the value of TotalEnergies's assets and liabilities mentioned below, and on similar assets and liabilities that may be recognized in the future.

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

TotalEnergies’ ambition is to get to Net Zero by 2050, together with society. As in 2021, the Board of Directors submitted a Sustainability & Climate - Progress Report 2022 to a consultative vote of the Shareholders of TotalEnergies at the Combined Shareholders’ Meeting of May 25, 2022. This report gives an account of the progress made in the implementation of the Company’s ambition in terms of sustainable development and energy transition towards carbon neutrality, and with regards to its related objectives for 2030, and it also completes this ambition (resolution approved by 89% of votes).

TotalEnergies evaluates the solidity of its portfolio, particularly new material capital expenditure investments, on the basis of relevant scenarios and sensitivity tests. Each material capex investment, including in the exploration, acquisition or development of oil and gas resources, as well as in other energies and technologies, is subject to an evaluation that takes into consideration the objectives of the Paris Agreement, each new investment thus enhancing the resilience of the Company’s portfolio.

Economic criteria are analyzed as part of a price scenario for oil and gas that is compatible with the Paris agreement goals (Brent at 50$/b under the IEA APS scenario and Henry Hub at $3 per Mbtu). Even if CO2 pricing does not currently apply in all of the Company’s host countries, TotalEnergies includes as a base case in its investment criteria a minimum CO2 price of 100$/t (or the applicable price in a given country, if it is higher), and beyond 2028, the CO2 price is inflated by 2% per year. For investments in upstream oil & gas projects, TotalEnergies focuses on value creation and cash generation over volume, and the Company prioritizes projects with low technical costs (less than $20/b for operating costs plus investment costs) or low-breakeven points (less than $30/b, taxes included) and a profitability that exceeds an internally defined threshold. CCS and NBS projects are evaluated on the basis of the actual cost of one ton of CO2 (internal threshold in $/tCO2). As for projects in renewable energies, they are evaluated on their ability to generate a return on equity higher than 10%.

All oil and gas projects must help to lower the average intensity of greenhouse gas emissions (Scope 1+2) in their respective category. Currently, that means:

–	For new oil and gas projects (greenfield and acquisitions), the intensity of Scope 1+2 greenhouse gas is compared depending on their nature, to the intensity of the average greenhouse gas to the Company’s Upstream production assets or that of various Downstream units (LNG plants, refineries).
–	For additional investments in existing assets (brownfield projects), the investment must lower the Scope 1+2 emissions intensity of the asset in question.
–	For projects involving other energies and technologies (biofuels, biogas, CCS, etc.), the greenhouse-gas emissions reductions are assessed based on their contribution to reducing the Company's emissions.

Besides, as described in note 3. D "Impairment of assets", in order to ensure the resilience of its assets recognized on the balance sheet, the oil price trajectory retained by the Company for the computation of its impairments converges in the long term towards the price retained in 2050 by the IEA’s NZE scenario, i.e. $24.52022/b; the prices retained for gas, the transition fuel, stabilize between now and 2027 and until 2040 at lower levels than current prices and converge towards the IEA's NZE scenario prices in 2050.

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

They are also sensitive to various environmental considerations, including oil & gas prices and refining margins, as well as technical parameters, such as the estimation of hydrocarbons reserves. In particular, the selected assumptions and estimates have an impact on hydrocarbons reserves, the useful life of assets, the impairment of assets and provisions.

Asset impairments

The energy transition is likely to have an impact on future oil and gas prices and therefore on the recoverable amount of intangible assets and property, plant and equipment in the oil and gas industry.

The principles applied in determining the recoverable amounts are as follows:

-

The future cash flows were determined using the assumptions included in the 2023 budget and in the long-term plan of the Company approved by the Executive Committee and the Board of Directors. These assumptions, in particular including operational costs, estimation of oil and gas reserves, future volumes produced and marketed, represent the best estimate from the Company Management of economic and technical conditions over the remaining life of the assets.

F-16	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

-

The Company, notably relying on data on global energy demand from the “World Energy Outlook” issued by the IEA since 2016, and on its own supply and demand assessments, determines oil & gas prices scenarios based on assumptions about the evolution of core indicators of the Upstream activity (demand for hydrocarbons in different markets, investment forecasts, decline in production fields, changes in oil & gas reserves and supply by area and by nature of oil & gas products), of the Downstream activity (changes in refining capacity and demand for petroleum products) and by integrating “climate” challenges.

-

These price scenarios, first prepared within the Strategy & Markets Division, are also reviewed with the Company segments which bring their own expertise. They also integrate studies issued by international agencies, banks and independent consultants. They are then approved by the Executive Committee and the Board of Directors.

-

The IEA 2022 World Energy Outlook anticipates three scenarios that are key references for the Company: the STEPS (Stated Policies Scenario) and APS (Announced Pledges Scenario) for the short/mid-term and the NZE (Net Zero Emissions by 2050) for the long-term.

-

The STEPS only includes climate actions already implemented to date around the world and those under development. The APS also takes into account climate ambitions declared to date in the world, including the NDCs (Nationally Determined Contributions) and carbon neutrality ambitions. It is considered by the IEA to be compatible with the Paris Agreement. The IEA's NZE is understood as the set of actions to be taken to be compatible with a 1.5°C scenario in 2050 (without overshooting). This normative scenario does not predict oil demand in the short and medium term, and therefore the price scenarios it proposes, particularly in the short and medium term, do not include a "realistic" evolution of demand. In fact, this scenario predicts that oil demand will fall by 20% between 2020 and 2030, whereas, according to the Company's projections and those of most energy companies and consultants, demand will stabilize between 2025 and 2030, before declining from 2030 onwards.

-

Beyond the 2020-2030 decade, the oil price trajectory retained by the Company converges in the long term, to the price retained in 2050 by the IEA's NZE scenario, i.e $24.52022/b. The prices retained for gas, the transition fuel, stabilize between now and 2027 and until 2040 at lower levels than the current prices and converge towards the IEA's NZE scenario prices in 2050.

The oil price trajectories adopted by the Company are based on the following assumptions:

-

Oil demand has experienced sustained growth after the Covid crisis as the global economic recovery generated strong tensions on energy prices from mid-2021 onwards, exacerbated in 2022 by the war in Ukraine. Despite the risks of recession in Europe in particular, global liquid demand in 2023 is expected to be higher than in 2019 pre-crisis, notably thanks to the end of lockdown measures in China allowing the restart of industrial activity. It should continue to grow until 2030, in a context of sustained growth in global energy demand. Indeed, population growth and rising living standards, particularly in emerging countries, should sustain oil consumption, despite the gradual electrification of transport and efficiency gains in combustion engines, mainly in developed countries. As for oil supply, it is marked by historic production cuts decided (and implemented) by OPEP+ members and by the difficulties encountered by some non-OPEP+ producers. In the US, while production in 2023 is expected to be slightly higher than in 2019, doubts remain about the capacity for further growth in shale oil in subsequent years. The Company maintains its analysis that the weakness of investment oil upstream since 2015, accentuated by the health and economic crisis of 2020 and the natural decline of fields currently in production, leads to a global supply-demand balance that will remain tight until 2030. Thus the Brent price scenario used to determine the value in use of the CGUs assumes a stable price of $702022/b from 2023 to 2030. The developments observed at the end of 2022, in particular the resurgence of the Covid pandemic in China, could slow down the Chinese economic recovery, and therefore justify this price level from 2023.

-

Beyond 2030, given technological developments, particularly in the transport sector, oil demand should have reached its peak and the selected price scenario decreases linearly to reach $502022/b in 2040 and then $24.52022/b in 2050, in line with the NZE scenario.

The average Brent prices over the period 2023-2050 thus stands at $53.92022/b.

For natural gas, the transition fuel, the price trajectory adopted by the Company is based on the following assumptions:

-

Natural gas demand in 2021 has exceeded its pre-crisis level with very strong tensions on prices in Europe and, by extension, in Asia through LNG prices, following the cuts in Russian pipe gas imports that began at the end of 2021 and continued in 2022 with the complete shutdown of the Nordstream. Global gas demand in 2022 is estimated to be almost at the level of 2021. The Company anticipates stable demand in 2023 with the recourse to American LNG to replace Russian gas in Europe, still in competition with Asia. The Company thus anticipates a return in 2023 to higher prices than before the crisis on the Asia, Europe and USA hubs, but not to the same levels as the highs reached in the third quarter of 2022. Thereafter, natural gas demand would be driven by the same fundamentals as oil (decrease in Europe but resistance in Asia-Pacific), plus its substitution for coal in power generation and by its role as a flexible and controllable source to mitigate the intermittent use and seasonality of renewable energies. The abundant global supply and the growth of liquefied natural gas would, however, limit the potential for higher gas prices. Beyond 2040, with the development of renewables including storage and hydrogen, gas demand is expected to stabilize.

In this context, the gas price level used to determine the value in use of the CGUs concerned is as follows:

-	On the NBP quotation (Europe): $202022/Mbtu in 2023, $172022/Mbtu in 2024, $142022/Mbtu in 2025, $112022/Mbtu in 2026, then $82022/Mbtu between 2027 and 2040.
-	On the Henry Hub quotation (United States): $32022/Mbtu between 2023 and 2040.
-	On the DES Japan (Asia) quotation: $212022/Mbtu in 2023, $182022/Mbtu in 2024, $152022/Mbtu in 2025, $122022/Mbtu in 2026, then $92022/Mbtu between 2027 and 2040.

From 2040 onwards, the price trajectory converges towards the price retained in 2050 by the NZE scenario, i.e. $3.92022/Mbtu for NBP, $1.82022/Mbtu for Henry Hub and $5.22022/Mbtu DES Japan (Asia).

The future operational costs were determined by taking into account the existing technologies, the fluctuation of prices for petroleum services in line with market developments and the internal cost reduction programs effectively implemented.

The determination of value in use also takes into account on all assets a minimum CO2 cost of $100/t or the applicable price in a given country, if it is higher. Beyond 2028, the CO2 price is inflated by 2% per year.

The future cash flows are estimated over a period consistent with the life of the assets of the CGUs. They are prepared post-tax and take into account specific risks related to the CGUs' assets. They are discounted using an 8% post-tax discount rate, this rate being the weighted-average cost of TotalEnergies capital estimated from historical market data. This rate was 7% in 2021 and 2020. The value in use calculated by discounting the above post-tax cash flows using an 8% post-tax discount rate is not materially different from the value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates generally range from 7% to 14%.

Asset impairments are subject to sensitivity testing. In particular, upstream assets are tested as follows:

●	Decreases of -10% and -20% in the hydrocarbon’s prices, over the duration of the price scenario.

Form 20-F 2022 TotalEnergies	F-17

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

●	Consideration of a CO2 cost of $200/t, inflated by 2% per year from 2028 onwards for all assets.
●	Increase or decrease of 1% in the discount rate of future cash flows.

Finally, in June 2020, TotalEnergies also reviewed its upstream assets that can be qualified as “stranded”, meaning with reserves beyond 20 years and high production costs, whose overall reserves may therefore not be produced by 2050. The only projects concerned are the Fort Hills and Surmont oil sands projects in Canada. TotalEnergies has decided to take only proved reserves into account for impairment testing on these two assets - contrary to general practice which considers proved and probable reserves - and to approve no new projects for increasing the capacity of these Canadian oil sand assets.

The Company’s strategy of focusing new oil investments on low carbon intensity projects also led it to exit from extra heavy crude oil assets in Venezuela’s Orinoco Belt in 2021.

The characteristics of TotalEnergies' portfolio mitigate the risk of having stranded assets in the future if a structural decline in demand for hydrocarbons occurs due to stricter global environmental regulations and constraints and a resulting change in consumer preferences.

The Company will continue to review price assumptions as the energy transition progresses and this may result in additional impairment charges in the future.

The effect of asset impairments on TotalEnergies' financial statements and the associated sensitivity calculations are detailed in note 3.D Asset impairment

Exploration assets

The energy transition could affect the future development or economic viability of certain exploration assets.

TotalEnergies applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the Successful Efforts method.

Exploratory wells are capitalized and tested for impairment on an individual basis as follows:

-	Costs of exploratory wells which result in proved reserves are capitalized and then depreciated using the unit-of-production method based on proved developed reserves;
-	Costs of exploratory wells are capitalized as work in progress until proved reserves have been found, if both of the following conditions are met:
◾	The well has found a sufficient quantity of reserves to justify, if appropriate, its completion as a producing well, assuming that the required capital expenditures are made;
◾

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

These assets will continue to be carefully reviewed as the energy transition progresses, in line with the resulting capital expenditure allocation policy.

The effect of exploration activities on the financial statements of TotalEnergies is detailed in note 7.2 Property, plant and equipment.

Intangible and tangible assets - depreciation and useful lives

The energy transition may curtail the useful life of oil and gas assets, thereby increasing the annual depreciation charges related to these assets.

The following accounting principles are applied to the hydrocarbon production assets of exploration and production activities:

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

In the event that, due to the price effect on reserves evaluation, the unit-of-production method does not reflect properly the useful life of the asset, an alternative depreciation method is applied based on the reserves evaluated with the price of the previous year. This was the case for fiscal year 2020 where the method of unit-of-production depreciation was applied to all assets over 2020 based on proved reserves measured with the price used in 2019. As of December 31, 2021, and December 31, 2022, this alternative method is not applied as, given the price used to assess the reserves, the unit-of-production method correctly reflects the useful life of the assets.

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

Given the characteristics of the Company’s portfolio of oil & gas assets, its current value on the balance sheet will be almost entirely depreciated by 2040.

F-18	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

Consequently, TotalEnergies does not anticipate significant changes in the useful life of its existing oil and gas assets that would represent an element of significant judgment impacting its consolidated accounts in the future.

The impact of the depreciation of oil and gas assets on the financial statements of TotalEnergies is detailed in notes 7.1 Intangible assets and 7.2 Property, plant and equipment.

Asset retirement obligations

The energy transition may bring forward asset retirement obligations of certain oil and gas assets, thereby increasing the present value of the associated provisions.

Asset retirement obligations, which result from a legal or constructive obligation, are recognized based on a reasonable estimate in the period in which the obligation arises.

The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the useful life of this asset.

An entity is required to measure changes in the liability for an asset retirement obligation due to the passage of time (accretion) by applying a discount rate to the amount of the liability. Given the long-term nature of expenditures related to our asset retirement obligations, the rate is determined by reference to the rates of high quality AA-rated corporate bonds on the USD area for a long-term horizon. The increase of the provision due to the passage of time is recognized as “Other financial expense”.

The discount rate used for the valuation of asset retirement obligation is 4% in 2022 and 3% in 2021 and in 2020 (the expenses are estimated at current currency values with an inflation rate of 2% in 2022 and 1.5% in 2021 and in 2020).

In upstream activities, in application of its internal procedures, TotalEnergies regularly reviews, on an asset-by-asset basis, the estimate of its future asset retirement costs, as well as the date at which work will be performed. The assets and liabilities recognized in respect of retirement obligations under these rules as described in note 12.1 Provisions and other non-current liabilities are adjusted accordingly.

The Company will continue to review its estimates of both costs and the maturity of commitments  on a regular basis and will take into account any significant impact that may result from changes in these parameters in the future.

The effect of the asset retirement obligations on the financial statements of TotalEnergies and the associated sensitivity calculations are detailed in note 12.1 Provisions and other non-current liabilities. A maturity schedule of these obligations is presented in note 13.1 Off-balance sheet commitments and contractual obligations.

➢	Employee benefits

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

Payroll, staff and employee benefits obligations and the method applied are described in Note 10 “Payroll, staff and employee benefits obligations”.

➢	Asset retirement obligations

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

The discount rate is reviewed annually.

Asset retirement obligations and the method used are described in Note 12 “Provisions and other non-current liabilities”.

➢	Income Taxes

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

Incomes taxes and the accounting methods are described in Note 11 “Income taxes”.

➢	Russian-Ukrainian conflict

The consolidated financial statements as of December 31, 2022 are impacted by the Russian-Ukrainian conflict.

Since February 2022, Russia’s invasion of Ukraine led European and American authorities to adopt several sets of sanctions measures targeting Russian and Belarusian persons and entities, as well as the financial sector.

On March 2022, TotalEnergies announced that, given the uncertainty created by the technological and financial sanctions on the ability to carry out the Arctic LNG 2 project currently under construction and their probable tightening with the worsening conflict, TotalEnergies SE had decided to no longer book proved reserves for the Arctic LNG 2 project.

Early April 2022, new sanctions were effectively adopted by the European authorities, notably prohibiting export from European Union countries of goods and technology for use in the liquefaction of natural gas benefiting a Russian company. It appeared that these new prohibitions constitute additional risks on the execution of the Arctic LNG 2 project.

Form 20-F 2022 TotalEnergies	F-19

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

The potential impact of international sanctions on the value of TotalEnergies' stake in Novatek led the Company to identify indications of impairment. The impairment tests performed in order to determine the value in use based on future cash flows, taking into account assumptions reflecting the impact of the sanctions on future cash flows, led TotalEnergies to record impairment charges in the second quarter and again in the third quarter of 2022.

In addition, on July 18, 2022, TotalEnergies agreed to sell to Novatek TotalEnergies' 49% interest in Terneftegaz, which operates the Termokarstovoye gas and condensates field in Russia. This transfer was finalized on September 15, 2022.

Finally on December 9, 2022, the Board of Directors of TotalEnergies decided to withdraw the representatives of the Company from the Board of Directors of PAO Novatek with immediate effect.

These events had the following impacts on the 2022 consolidated financial statements.

-	TotalEnergies recorded, in its accounts as of March 31, 2022, an impairment of $(4,095) million, concerning notably Arctic LNG 2.
-	The Company recorded, in its accounts of the second and third quarter, of 2022, impairments of $(3,513) million and $(3,056) million respectively mainly concerning Novatek.
-

At the end of the fourth quarter of 2022, the criteria for significant influence no longer being met under IAS 28 “Investments in associates and joint ventures”, TotalEnergies’ 19.4% stake in Novatek is no longer accounted for under the equity method in the Company’s accounts. This led to the recognition of a supplementary impairment loss of $(4,092) million in the fourth quarter of 2022 financial statements.

-In this context, the Company has ensured that there no impairment needed to be recognized on Yamal LNG, by testing the value of its equity accounted investment.

In total, the impact of impairments and provisions recorded in 2022 in relation to the Russian-Ukrainian conflict amounts to $(14,756) million in net income, TotalEnergies share.

The table below presents the contribution of Russian assets to the key income and cash flow indicators:

Russian Upstream Assets (M$)	2022	2021
Net income (share) TotalEnergies	(11,578)	1,995
Operating cash flow	1,480	1,163

The Capital Employed1 by TotalEnergies in Russia as of December 31, 2022 was $2,874 million.

	As of	As of
	December 31, 2022	December 31, 2021
PAO Novatek	–	6,243
Yamal LNG	4,626	4,333
Arctic LNG 2	–	2,450
Terneftegas	–	573
Kharyaga	–	53
Provisions	(1,752)	–
Total	2,874	13,652

Depending on the developments of the Russian-Ukrainian conflict and the measures that the European and American authorities could be required to take, the activities of TotalEnergies in Russia, in particular those relating to the Yamal LNG asset, could be affected in the future.

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

1 Capital employed consists of non-current assets and working capital, at replacement cost, net of deferred taxes and non-current liabilities.

F-20	TotalEnergies Form 20-F 2022

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

▪

The consideration transferred, the amount of non-controlling interests and, in business combinations achieved in stages, the fair value at the acquisition date of the investment previously held in the acquired company;

▪	Over the fair value at the acquisition date of acquired identifiable assets and assumed liabilities.

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

1.2 Significant accounting principles applicable in the future

The expected impact of the standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards Interpretations Committee (IFRS IC) which were not yet in effect at December 31, 2022, is not material.

Form 20-F 2022 TotalEnergies	F-21

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2

Note 2 Changes in TotalEnergies’ perimeter

2.1 Main acquisitions and divestments

In 2022, the main changes in TotalEnergies perimeter were as follows:

➢Integrated Gas, Renewables & Power
●	On February 28, 2022, TotalEnergies has successfully been named a winner of maritime lease area OCS-A 0538 by the BOEM (Bureau of Ocean Energy Management) in the New York Bight auction in United States.

This bid for the development of an offshore wind farm off the U.S. East Coast was won for a consideration of $795 million (100%) by both TotalEnergies and EnBW.

Located up to 47 nautical miles (87 kilometers) from the coast, the lease covers a 132 square miles (341 square kilometer) area that could accommodate a generation capacity of at least 3 GW, enough to provide power to about one million homes. The project is expected to come online by 2028.

●	In September 2022, TotalEnergies finalized the acquisition of 50% of Clearway Energy Group (CEG), the 5th US renewable energy player, with Global Infrastructure Partners (GIP).

In the frame of this transaction, GIP received $1.6 billion in cash and an interest of 50% minus one share in the TotalEnergies subsidiary that holds a 50.5% ownership in SunPower Corporation, leader in residential solar in the U.S.

These transactions had an impact of $1,391 million on TotalEnergies' net income, TotalEnergies’ share, and as of September 30, 2022, TotalEnergies' interests in Clearway Energy Group (CEG) and in TotalEnergies' subsidiary that holds a 50.5% ownership in SunPower are accounted for using the equity method. This impact is treated as an adjustment item.

➢Exploration & Production
●	In January 2022, TotalEnergies has decided to initiate the contractual process of withdrawing from the Yadana field and from MGTC in Myanmar, both as operator and as shareholder, without any financial compensation for TotalEnergies.

As a result, TotalEnergies registered an impairment of assets of $(201) million in operating income and of $(305) million in net income TotalEnergies’ share in the financial statements as of December 31, 2021.

This withdrawal became effective on July 20, 2022.

●	In February 2022, TotalEnergies announced its decision not to sanction and so to withdraw from the North Platte deepwater project in the US Gulf of Mexico.

The decision not to continue with the project was taken as TotalEnergies has better opportunities of allocation of its capital within its global portfolio.

An impairment of the project’s assets has been recorded in the consolidated financial statements of the first quarter of 2022, for an amount of $(957) million in net income, TotalEnergies’ share.

-	In April 2022, TotalEnergies finalized the acquisition of the Atapu and Sepia pre-salt oil fields offered by Brazil’s National Agency of Petroleum, Natural Gas and Biofuels (ANP) in the Transfer of Rights (ToR) Surplus bidding round, that took place in December 2021.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

-	TotalEnergies holds a 19.4% stake in the company Novatek, a stake that it cannot sell given the prevailing shareholders’ agreements, as it is forbidden for TotalEnergies to sell any asset to one of Novatek's main shareholders who is under sanction.

In view of the European sanctions in force since the beginning of the war, the two directors representing TotalEnergies on the board of directors of Novatek are led to abstain from voting in meetings of the board of directors of this company, in particular on financial matters. They are therefore no longer in a position to fully carry out their duties on the board which might become an issue for the governance of this company.

Under these circumstances, on December 9, 2022, the Board of Directors of TotalEnergies has decided to withdraw the representatives of the Company from the Board of PAO Novatek with immediate effect.

As a result, at the end of 2022, the criteria for significant influence no longer being met under IAS 28 “Investments in Associates and Joint Ventures”, TotalEnergies’ 19.4% stake in Novatek is no longer accounted for under the equity method in the Company’s consolidated financial statements.

2.2 Major business combinations

Accounting principles

In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalised within 12 months following the acquisition date.

➢	Exploration & Production
●	Transfer of rights in the Atapu and Sepia fields in Brazil

On April 26, 2022, Petrobras transferred to TotalEnergies 22.5% of the rights of the pre-salt Atapu oil field. Production started in 2020 and has reached a plateau of 160,000 barrels per day with a first Floating, Production, Storage and Offloading unit (FPSO). A second FPSO is planned to be sanctioned, which would increase the overall oil production of the field to around 350,000 b/d.

F-22	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

On April 27, 2022, Petrobras also transferred to TotalEnergies 28% of the rights of the pre-salt Sepia oil field. Production started in 2021 and is targeting a plateau of 180,000 barrels per day with a first Floating, Production, Storage and Offloading unit (FPSO). A second FPSO is planned to be sanctioned, which would increase the overall oil production of the field to around 350,000 b/d.

The preliminary purchase price allocation is shown below:

(M$)	At the acquisition date
Intangible assets	543
Tangible assets	4,512
Other assets and liabilities	(437)
Fair value of consideration	4,618

2.3 Divestment projects

Accounting principles

Pursuant to IFRS 5 "Non-current assets held for sale and discontinued operations”, assets and liabilities of affiliates that are held for sale are presented separately on the face of the balance sheet. Depreciation of assets ceases from the date of classification in “Non-current assets held for sale”.

As of December 31, 2022, there is no material divestment project recorded in “assets held for sale”.

In line with its low-carbon strategy, TotalEnergies announced in September 2022 its intention to exit the Canadian oil sands through a spin-off of its subsidiary TotalEnergies EP Canada in 2023.  The spin-off is expected to be submitted to the vote of the Annual General Meeting of Shareholders in May 2023.

As of December 31, 2022, the subsidiary TotalEnergies EP Canada is not presented as an asset held for sale in the consolidated financial statements, as the transaction is notably subject to approval of TotalEnergies' shareholders in May 2023.

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

(ii)  Net operating income (measure used to evaluate the return on capital employed)

Operating income after taking into account the amortization of intangible assets other than mineral interests, currency translation adjustments, gains or losses on the disposal of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity accounted for affiliates, capitalized interest expenses…), and after income taxes applicable to the above.

The only income and expense not included in net operating income but included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt) and non-controlling interests.

(iii)  Adjusted income

Operating income, net operating income, or net income excluding the effect of adjustment items described below.

Form 20-F 2022 TotalEnergies	F-23

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

F-24	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

A)  Information by business segment

	Integrated
	Gas,
For the year ended December 31, 2022	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	48,753	9,942	121,618	100,661	25	—	280,999
Intersegment sales	7,000	55,190	45,857	1,433	248	(109,728)	—
Excise taxes	—	—	(737)	(16,952)	—	—	(17,689)
Revenues from sales	55,753	65,132	166,738	85,142	273	(109,728)	263,310
Operating expenses	(45,771)	(24,521)	(156,897)	(81,746)	(1,329)	109,728	(200,536)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,402)	(8,115)	(1,533)	(1,033)	(138)	—	(12,221)
Operating income	8,580	32,496	8,308	2,363	(1,194)	—	50,553
Net income (loss) from equity affiliates and other items	2,766	(9,943)	885	(20)	288	—	(6,024)
Tax on net operating income	(1,712)	(17,445)	(2,544)	(787)	281	—	(22,207)
Net operating income	9,634	5,108	6,649	1,556	(625)	—	22,322
Net cost of net debt							(1,278)
Non-controlling interests							(518)
NET INCOME - TotalEnergies SHARE							20,526

	Integrated
For the year ended December 31, 2022	Gas,
(adjustments)(a)	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	104	—	—	—	—	—	104
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	104	—	—	—	—	—	104
Operating expenses	1,087	(985)	130	200	(600)	—	(168)
Depreciation, depletion and impairment of tangible assets and mineral interests	(122)	298	—	(72)	(9)	—	95
Operating income(b)	1,069	(687)	130	128	(609)	—	31
Net income (loss) from equity affiliates and other items	(3,490)	(10,925)	(32)	(23)	106	—	(14,364)
Tax on net operating income	(89)	(759)	(751)	(99)	141	—	(1,557)
Net operating income(b)	(2,510)	(12,371)	(653)	6	(362)	—	(15,890)
Net cost of net debt							277
Non-controlling interests							(58)
NET INCOME - TotalEnergies SHARE							(15,671)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	—	—	239	261	—
On net operating income	—	—	336	194	—

	Integrated
For the year ended December 31, 2022	Gas,
(adjusted)	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	48,649	9,942	121,618	100,661	25	—	280,895
Intersegment sales	7,000	55,190	45,857	1,433	248	(109,728)	—
Excise taxes	—	—	(737)	(16,952)	—	—	(17,689)
Revenues from sales	55,649	65,132	166,738	85,142	273	(109,728)	263,206
Operating expenses	(46,858)	(23,536)	(157,027)	(81,946)	(729)	109,728	(200,368)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,280)	(8,413)	(1,533)	(961)	(129)	—	(12,316)
Adjusted operating income	7,511	33,183	8,178	2,235	(585)	—	50,522
Net income (loss) from equity affiliates and other items	6,256	982	917	3	182	—	8,340
Tax on net operating income	(1,623)	(16,686)	(1,793)	(688)	140	—	(20,650)
Adjusted net operating income	12,144	17,479	7,302	1,550	(263)	—	38,212
Net cost of net debt							(1,555)
Non-controlling interests							(460)
ADJUSTED NET INCOME - TotalEnergies SHARE							36,197

Form 20-F 2022 TotalEnergies	F-25

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

	Integrated
	Gas,
For the year ended December 31, 2022	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	6,475	10,646	1,391	1,186	104	—	19,802
Total divestments	3,427	807	214	222	16	—	4,686
Cash flow from operating activities	9,670	27,654	8,663	3,124	(1,744)	—	47,367
Balance sheet as of December 31, 2022
Property, plant and equipment, intangible assets, net	30,885	87,833	11,525	8,120	669	—	139,032
Investments & loans in equity affiliates	20,869	2,138	4,431	451	—	—	27,889
Other non-current assets	3,669	3,069	570	1,050	130	—	8,488
Working capital	(432)	(2,831)	(3,293)	(288)	(3,393)	—	(10,237)
Provisions and other non-current liabilities	(5,250)	(24,633)	(3,760)	(1,303)	694	—	(34,252)
Assets and liabilities classified as held for sale	155	208	—	—	-	—	363
Capital Employed (Balance sheet)	49,896	65,784	9,473	8,030	(1,900)	—	131,283
Less inventory valuation effect	—	—	(2,035)	(437)	—	—	(2,472)
CAPITAL EMPLOYED (BUSINESS SEGMENT INFORMATION)	49,896	65,784	7,438	7,593	(1,900)	—	128,811
ROACE as a percentage	23%	25%	94%	19%			28%

	Integrated
	Gas,
For the year ended December 31, 2021	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	30,704	7,246	87,600	80,288	25	—	205,863
Intersegment sales	4,260	34,896	27,637	451	254	(67,498)	—
Excise taxes	—	—	(1,108)	(20,121)	—	—	(21,229)
Revenues from sales	34,964	42,142	114,129	60,618	279	(67,498)	184,634
Operating expenses	(29,964)	(16,722)	(108,982)	(57,159)	(927)	67,498	(146,256)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,650)	(9,110)	(1,583)	(1,100)	(113)	—	(13,556)
Operating income	3,350	16,310	3,564	2,359	(761)	—	24,822
Net income (loss) from equity affiliates and other items	2,745	(760)	518	108	45	—	2,656
Tax on net operating income	(602)	(7,506)	(1,068)	(738)	152	—	(9,762)
Net operating income	5,493	8,044	3,014	1,729	(564)	—	17,716
Net cost of net debt							(1,350)
Non-controlling interests							(334)
NET INCOME - TotalEnergies SHARE							16,032

	Integrated
For the year ended December 31, 2021	Gas,
(adjustments)(a)	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	(44)	—	—	—	—	—	(44)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	(44)	—	—	—	—	—	(44)
Operating expenses	(271)	(187)	1,470	278	—	—	1,290
Depreciation, depletion and impairment of tangible assets and mineral interests	(342)	(418)	(25)	(36)	—	—	(821)
Operating income(b)	(657)	(605)	1,445	242	—	—	425
Net income (loss) from equity affiliates and other items	(215)	(1,839)	56	(61)	(54)	—	(2,113)
Tax on net operating income	122	49	(396)	(70)	(67)	—	(362)
Net operating income(b)	(750)	(2,395)	1,105	111	(121)	—	(2,050)
Net cost of net debt							25
Non-controlling interests							(3)
NET INCOME - TotalEnergies SHARE							(2,028)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	—	—	1,481	315	—
On net operating income	—	—	1,296	236	—

F-26	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

	Integrated
For the year ended December 31, 2021	Gas,
(adjusted)	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	30,748	7,246	87,600	80,288	25	—	205,907
Intersegment sales	4,260	34,896	27,637	451	254	(67,498)	—
Excise taxes	—	—	(1,108)	(20,121)	—	—	(21,229)
Revenues from sales	35,008	42,142	114,129	60,618	279	(67,498)	184,678
Operating expenses	(29,693)	(16,535)	(110,452)	(57,437)	(927)	67,498	(147,546)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,308)	(8,692)	(1,558)	(1,064)	(113)	—	(12,735)
Adjusted operating income	4,007	16,915	2,119	2,117	(761)	—	24,397
Net income (loss) from equity affiliates and other items	2,960	1,079	462	169	99	—	4,769
Tax on net operating income	(724)	(7,555)	(672)	(668)	219	—	(9,400)
Adjusted net operating income	6,243	10,439	1,909	1,618	(443)	—	19,766
Net cost of net debt							(1,375)
Non-controlling interests							(331)
AJUSTED NET INCOME - TotalEnergies SHARE							18,060

	Integrated
	Gas,
For the year ended December 31, 2021	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	6,341	7,276	1,638	1,242	92	—	16,589
Total divestments	1,350	894	348	319	22	—	2,933
Cash flow from operating activities	827	22,009	6,473	2,333	(1,232)	—	30,410
Balance sheet as of December 31, 2021
Property, plant and equipment, intangible assets, net	31,525	86,418	11,884	8,578	638	—	139,043
Investments & loans in equity affiliates	20,501	6,337	3,729	486	—	—	31,053
Other non-current assets	3,359	4,441	608	1,105	309	—	9,822
Working capital	5,058	(1,216)	(2,558)	378	(4,220)	—	(2,558)
Provisions and other non-current liabilities	(4,495)	(24,613)	(3,840)	(1,478)	581	—	(33,845)
Assets and liabilities classified as held for sale	30	308	—	—	—	—	338
Capital Employed (Balance sheet)	55,978	71,675	9,823	9,069	(2,692)	—	143,853
Less inventory valuation effect	—	—	(1,754)	(286)	—	—	(2,040)
CAPITAL EMPLOYED (BUSINESS SEGMENT INFORMATION)	55,978	71,675	8,069	8,783	(2,692)	—	141,813
ROACE as a percentage	12%	14%	20%	18%			14%

	Integrated
	Gas,
For the year ended December 31, 2020	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	15,629	4,973	56,615	63,451	17	—	140,685
Intersegment sales	2,003	18,483	17,378	357	223	(38,444)	—
Excise taxes	—	—	(2,405)	(18,576)	—	—	(20,981)
Revenues from sales	17,632	23,456	71,588	45,232	240	(38,444)	119,704
Operating expenses	(15,847)	(11,972)	(70,524)	(42,807)	(1,049)	38,444	(103,755)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,312)	(16,998)	(1,878)	(984)	(92)	—	(22,264)
Operating income	(527)	(5,514)	(814)	1,441	(901)	—	(6,315)
Net income (loss) from equity affiliates and other items	794	697	(393)	37	272	—	1,407
Tax on net operating income	71	(208)	59	(515)	(67)	—	(660)
Net operating income	338	(5,025)	(1,148)	963	(696)	—	(5,568)
Net cost of net debt							(1,768)
Non-controlling interests							94
NET INCOME - TotalEnergies SHARE							(7,242)

Form 20-F 2022 TotalEnergies	F-27

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

	Integrated
For the year ended December 31, 2020	Gas,
(adjustments)(a)	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	20	—	—	—	—	—	20
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	20	—	—	—	—	—	20
Operating expenses	(423)	(137)	(1,552)	(330)	(60)	—	(2,502)
Depreciation, depletion and impairment of tangible assets and mineral interests	(953)	(7,693)	(306)	—	—	—	(8,952)
Operating income(b)	(1,356)	(7,830)	(1,858)	(330)	(60)	—	(11,434)
Net income (loss) from equity affiliates and other items	(382)	54	(677)	(24)	107	—	(922)
Tax on net operating income	298	388	348	93	(145)	—	982
Net operating income(b)	(1,440)	(7,388)	(2,187)	(261)	(98)	—	(11,374)
Net cost of net debt							(29)
Non-controlling interests							102
NET INCOME - TotalEnergies SHARE							(11,301)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	—	—	(1,244)	(196)	—
On net operating income	—	—	(1,165)	(137)	—

	Integrated
For the year ended December 31, 2020	Gas,
(adjusted)	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	15,609	4,973	56,615	63,451	17	–	140,665
Intersegment sales	2,003	18,483	17,378	357	223	(38,444)	–
Excise taxes	–	–	(2,405)	(18,576)	–	–	(20,981)
Revenues from sales	17,612	23,456	71,588	45,232	240	(38,444)	119,684
Operating expenses	(15,424)	(11,835)	(68,972)	(42,477)	(989)	38,444	(101,253)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,359)	(9,305)	(1,572)	(984)	(92)	–	(13,312)
Adjusted operating income	829	2,316	1,044	1,771	(841)	–	5,119
Net income (loss) from equity affiliates and other items	1,176	643	284	61	165	–	2,329
Tax on net operating income	(227)	(596)	(289)	(608)	78	–	(1,642)
Adjusted net operating income	1,778	2,363	1,039	1,224	(598)	–	5,806
Net cost of net debt							(1,739)
Non-controlling interests							(8)
ADJUSTED NET INCOME - TotalEnergies SHARE							4,059

	Integrated
	Gas,
For the year ended December 31, 2020	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	6,230	6,782	1,325	1,052	145	—	15,534
Total divestments	1,152	819	149	158	177	—	2,455
Cash flow from operating activities	2,129	9,922	2,438	2,101	(1,787)	—	14,803
Balance sheet as of December 31, 2020
Property, plant and equipment, intangible assets, net	30,704	89,207	12,486	8,734	732	—	141,863
Investments & loans in equity affiliates	16,455	7,328	3,638	555	—	—	27,976
Other non-current assets	3,647	5,093	791	1,260	1,042	—	11,833
Working capital	(1,004)	1,968	(264)	(43)	(4,470)	—	(3,813)
Provisions and other non-current liabilities	(4,566)	(24,909)	(4,658)	(1,641)	606	—	(35,168)
Assets and liabilities classified as held for sale	375	241	(83)	—	—	—	533
Capital Employed (Balance sheet)	45,611	78,928	11,910	8,865	(2,090)	—	143,224
Less inventory valuation effect	—	—	(535)	(72)	—	—	(607)
CAPITAL EMPLOYED (BUSINESS SEGMENT INFORMATION)	45,611	78,928	11,375	8,793	(2,090)	—	142,617
ROACE as a percentage	4%	3%	9%	14%			4%

F-28	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

B)  Reconciliation of the information by business segment with Consolidated Financial Statements

The table below presents the impact of adjustment items on the consolidated statement of income:

			Consolidated
For the year ended December 31, 2022			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	280,895	104	280,999
Excise taxes	(17,689)	—	(17,689)
Revenues from sales	263,206	104	263,310
Purchases, net of inventory variation	(171,049)	1,601	(169,448)
Other operating expenses	(28,745)	(1,044)	(29,789)
Exploration costs	(574)	(725)	(1,299)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,316)	95	(12,221)
Other income	1,349	1,500	2,849
Other expense	(1,542)	(5,802)	(7,344)
Financial interest on debt	(2,386)	—	(2,386)
Financial income and expense from cash & cash equivalents	746	397	1,143
Cost of net debt	(1,640)	397	(1,243)
Other financial income	812	84	896
Other financial expense	(533)	—	(533)
Net income (loss) from equity affiliates	8,254	(10,146)	(1,892)
Income taxes	(20,565)	(1,677)	(22,242)
CONSOLIDATED NET INCOME	36,657	(15,613)	21,044
TotalEnergies share	36,197	(15,671)	20,526
Non-controlling interests	460	58	518
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
For the year ended December 31, 2021			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	205,907	(44)	205,863
Excise taxes	(21,229)	–	(21,229)
Revenues from sales	184,678	(44)	184,634
Purchases, net of inventory variation	(120,160)	1,538	(118,622)
Other operating expenses	(26,754)	(140)	(26,894)
Exploration costs	(632)	(108)	(740)
Depreciation, depletion and impairment of tangible assets and mineral interests	(12,735)	(821)	(13,556)
Other income	1,300	12	1,312
Other expense	(944)	(1,373)	(2,317)
Financial interest on debt	(1,904)	–	(1,904)
Financial income and expense from cash & cash equivalents	340	39	379
Cost of net debt	(1,564)	39	(1,525)
Other financial income	762	–	762
Other financial expense	(539)	–	(539)
Net income (loss) from equity affiliates	4,190	(752)	3,438
Income taxes	(9,211)	(376)	(9,587)
CONSOLIDATED NET INCOME	18,391	(2,025)	16,366
TotalEnergies share	18,060	(2,028)	16,032
Non-controlling interests	331	3	334
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Form 20-F 2022 TotalEnergies	F-29

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

			Consolidated
For the year ended December 31, 2020			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	140,665	20	140,685
Excise taxes	(20,981)	–	(20,981)
Revenues from sales	119,684	20	119,704
Purchases, net of inventory variation	(75,672)	(1,814)	(77,486)
Other operating expenses	(24,850)	(688)	(25,538)
Exploration costs	(731)	–	(731)
Depreciation, depletion and impairment of tangible assets and mineral interests	(13,312)	(8,952)	(22,264)
Other income	1,405	832	2,237
Other expense	(689)	(817)	(1,506)
Financial interest on debt	(2,140)	(7)	(2,147)
Financial income and expense from cash & cash equivalents	68	(31)	37
Cost of net debt	(2,072)	(38)	(2,110)
Other financial income	914	–	914
Other financial expense	(689)	(1)	(690)
Net income (loss) from equity affiliates	1,388	(936)	452
Income taxes	(1,309)	991	(318)
CONSOLIDATED NET INCOME	4,067	(11,403)	(7,336)
TotalEnergies share	4,059	(11,301)	(7,242)
Non-controlling interests	8	(102)	(94)
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

C)  Additional information on adjustment items

The main adjustment items for 2022 are the following:

1)	An "Inventory valuation effect" amounting to $500 million in operating income and $501 million in net income TotalEnergies' share for the Refining & Chemicals and Marketing & Services segments;
2)	The main adjustment items of the period are the following exceptional impairments and provisions related to Russia:
●	In the first quarter, an impairment of $(4,095) million in net income, concerning notably Arctic LNG 2.
●	In the second quarter, an impairment of $(3,513) million in net income mainly related to the potential impact of international sanctions on the value of the stake in Novatek and in the third quarter, an additional impairment of $(3,056) million in net income.
●	In the fourth quarter, an impairment of $(4,092) million in net income following discontinuation of equity accounting of Novatek.

In total, the impact of impairments and provisions recorded in 2022 in respect TotalEnergies’s assets in Russia amounts to $(14,756) million in net income, TotalEnergies share.

3)

The adjustment items also include a $1,391 million gain on the partial disposal of TotalEnergies' interest in its subsidiary which owns 50.5% of Sunpower and on the revaluation of its retained interest which is accounted for using the equity method.

The detail of the adjustment items is presented in the table below.

Adjustments to operating income

	Integrated
	Gas,
For the year ended December 31, 2022	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Total
Inventory valuation effect	—	–	239	261	–	500
Effect of changes in fair value	1,248	–	–	–	–	1,248
Restructuring charges	(25)	–	–	(5)	–	(30)
Asset impairment and provisions charges	(126)	(588)	–	(98)	(9)	(821)
Gains (losses) on disposals of assets	–	–	–	–	–	–
Other items	(28)	(99)	(109)	(30)	(600)	(866)
TOTAL	1,069	(687)	130	128	(609)	31

F-30	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

Adjustments to net income, TotalEnergies share

	Integrated
	Gas,
For the year ended December 31, 2022	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	323	178	–	501
Effect of changes in fair value	1,138	–	–	–	–	1,138
Restructuring charges	(28)	–	–	(14)	–	(42)
Asset impairment and provisions charges	(4,481)	(11,141)	–	(112)	(9)	(15,743)
Gains (losses) on disposals of assets	1,391	–	–	–	–	1,391
Other items	(576)	(1,093)	(990)	(60)	(197)	(2,916)
TOTAL	(2,556)	(12,234)	(667)	(8)	(206)	(15,671)

Adjustments to operating income

	Integrated
	Gas,
For the year ended December 31, 2021	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	1,481	315	–	1,796
Effect of changes in fair value	(217)	–	–	–	–	(217)
Restructuring charges	(17)	(59)	(10)	–	–	(86)
Asset impairment and provisions charges	(342)	(356)	(25)	(36)	–	(759)
Gains (losses) on disposals of assets	–	(170)	—	—	–	(170)
Other items	(81)	(20)	(1)	(37)	–	(139)
TOTAL	(657)	(605)	1,445	242	–	425

Adjustments to net income, TotalEnergies share

	Integrated
	Gas,
For the year ended December 31, 2021	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	1,277	218	–	1,495
Effect of changes in fair value	(194)	–	–	–	–	(194)
Restructuring charges	(17)	(75)	(118)	(44)	(54)	(308)
Asset impairment and provisions charges	(332)	(500)	(42)	(36)	–	(910)
Gains (losses) on disposals of assets(a)	–	(1,726)	–	–	–	(1,726)
Other items	(196)	(51)	(31)	(40)	(67)	(385)
TOTAL	(739)	(2,352)	1,086	98	(121)	(2,028)

(a)	Of which $(1,379) million relate to the impact of the TotalEnergies' interest sale of Petrocedeño to PDVSA.

Adjustments to operating income

	Integrated
	Gas,
For the year ended December 31, 2020	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	(1,244)	(196)	–	(1,440)
Effect of changes in fair value	20	–	–	–	–	20
Restructuring charges	(39)	(35)	(30)	–	–	(104)
Asset impairment and provisions charges	(953)	(7,693)	(306)	–	–	(8,952)
Other items	(384)	(102)	(278)	(134)	(60)	(958)
TOTAL	(1,356)	(7,830)	(1,858)	(330)	(60)	(11,434)

Form 20-F 2022 TotalEnergies	F-31

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

Adjustments to net income, TotalEnergies share

	Integrated
	Gas,
For the year ended December 31, 2020	Renewables	Exploration &	Refining &	Marketing &
(M$)	& Power	Production	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	(1,160)	(120)	—	(1,280)
Effect of changes in fair value	23	–	–	–	–	23
Restructuring charges	(43)	(29)	(292)	–	–	(364)
Asset impairment and provisions charges	(829)	(7,328)	(306)	(2)	–	(8,465)
Gains (losses) on disposals of assets	—	—	–	–	104	104
Other items	(566)	—	(423)	(106)	(224)	(1,319)
TOTAL	(1,415)	(7,357)	(2,181)	(228)	(120)	(11,301)

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

For the financial year 2022, asset impairments were recorded for an amount of $(821) million in operating income and $(15,743) million in net income, TotalEnergies share. These impairments were qualified as adjustment items of the operating income and net income, TotalEnergies share.

Impairments relate to certain cash-generating units (CGUs) for which indicators of impairment have been identified, due to changes in operating conditions or the economic environment of the activities concerned.

Principles for determining value in use of a CGU

The principles applied are as follows:

-

The future cash flows were determined using the assumptions included in the 2023 budget and in the long-term plan of the Company approved by the Executive Committee and the Board of Directors. These assumptions, in particular including operational costs, estimation of oil and gas reserves, future volumes produced and marketed, represent the best estimate from the Company Management of economic and technical conditions over the remaining life of the assets.

-

The Company, notably relying on data on global energy demand from the “World Energy Outlook” issued by the IEA since 2016, and on its own supply and demand assessments, determines oil & gas prices scenarios based on assumptions about the evolution of core indicators of the Upstream activity (demand for hydrocarbons in different markets, investment forecasts, decline in production fields, changes in oil & gas reserves and supply by area and by nature of oil & gas products), of the Downstream activity (changes in refining capacity and demand for petroleum products) and by integrating “climate” challenges.

-

These price scenarios, first prepared within the Strategy & Markets Division, are also reviewed with the Company segments which bring their own expertise. They also integrate studies issued by international agencies, banks and independent consultants. They are then approved by the Executive Committee and the Board of Directors.

-

The IEA 2022 World Energy Outlook anticipates three scenarios that are key references for the Company: the STEPS (Stated Policies Scenario) and APS (Announced Pledges Scenario) for the short/mid-term, and the NZE (Net Zero Emissions by 2050) for the long-term.

-

The STEPS only includes climate actions already implemented to date around the world and those under development. The APS also takes into account climate ambitions declared to date in the world, including the NDCs (Nationally Determined Contributions) and carbon neutrality ambitions. It is compatible with the Paris Agreement. The IEA's NZE is understood as the set of actions to be taken to be compatible with a 1.5°C scenario in 2050 (without overshooting). This normative scenario does not predict oil demand in the short and medium term, and therefore the price scenarios it proposes, particularly in the short and medium term, do not include a "realistic" evolution of demand. In fact, this scenario predicts that oil demand will fall by 20% between 2020 and 2030, whereas, according to the Company's projections and those of most energy companies and consultants, demand will stabilize between 2025 and 2030, before declining from 2030 onwards.

-

Beyond the 2020-2030 decade, the oil price trajectory retained by the Company converges in the long term, to the price retained in 2050 by the IEA's NZE scenario, i.e $24.52022/b. The prices retained for gas, the transition fuel, stabilize between now and 2027 and until 2040 at lower levels than the current prices and converge towards the IEA's NZE scenario prices in 2050.

F-32	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

The oil price trajectories adopted by the Company are based on the following assumptions:

-

Oil demand has experienced sustained growth after the Covid crisis as the global economic recovery generated strong tensions on energy prices from mid-2021 onwards, exacerbated in 2022 by the war in Ukraine. Despite the risks of recession in Europe in particular, global liquid demand in 2023 is expected to be higher than in 2019 pre-crisis, notably thanks to the end of lockdown measures in China allowing the restart of industrial activity. It should continue to grow until 2030, in a context of sustained growth in global energy demand. Indeed, population growth and rising living standards, particularly in emerging countries, should sustain oil consumption, despite the gradual electrification of transport and efficiency gains in combustion engines, mainly in developed countries. As for oil supply, it is marked by historic production cuts decided (and implemented) by OPEP+ members and by the difficulties encountered by some non-OPEP+ producers. In the US, while production in 2023 is expected to be slightly higher than in 2019, doubts remain about the capacity for further growth in shale oil in subsequent years. The Company maintains its analysis that the weakness of investment oil upstream since 2015, accentuated by the health and economic crisis of 2020 and the natural decline of fields currently in production, leads to a global supply-demand balance that will remain tight until 2030. Thus the Brent price scenario used to determine the value in use of the CGUs assumes a stable price of $702022/b from 2023 to 2030. The developments observed at the end of 2022, in particular the resurgence of the Covid pandemic in China, could slow down the Chinese economic recovery, and therefore justify this price level from 2023.

-

Beyond 2030, given technological developments, particularly in the transport sector, oil demand should have reached its peak and the selected price scenario decreases linearly to reach $502022/b in 2040 and then $24.52022/b in 2050, in line with the NZE scenario.

The average Brent prices over the period 2023-2050 thus stands at $53.92022/b.

For natural gas, the transition fuel, the price trajectory adopted by the Company is based on the following assumptions:

-

Natural gas demand in 2021 has exceeded its pre-crisis level with very strong tensions on prices in Europe and, by extension, in Asia through LNG prices, following the cuts in Russian pipe gas imports that began at the end of 2021 and continued in 2022 with the complete shutdown of the Nordstream. Global gas demand in 2022 is estimated to be almost at the level of 2021. The Company anticipates stable demand in 2023 with the recourse to American LNG to replace Russian gas in Europe, still in competition with Asia. The Company thus anticipates a return in 2023 to higher prices than before the crisis on the Asia, Europe and USA hubs, but not to the same levels as the highs reached in the third quarter of 2022. Thereafter, natural gas demand would be driven by the same fundamentals as oil (decrease in Europe but resistance in Asia-Pacific), plus its substitution for coal in power generation and by its role as a flexible and controllable source to mitigate the intermittent use and seasonality of renewable energies. The abundant global supply and the growth of liquefied natural gas would, however, limit the potential for higher gas prices. Beyond 2040, with the development of renewables including storage and hydrogen, gas demand is expected to stabilize.

In this context, the gas price level used to determine the value in use of the CGUs concerned is as follows:

-	On the NBP quotation (Europe): $202022/Mbtu in 2023, $172022/Mbtu in 2024, $142022/Mbtu in 2025, $112022/Mbtu in 2026, then $82022/Mbtu between 2027 and 2040.
-	On the Henry Hub quotation (United States): $32022/Mbtu between 2023 and 2040.
-	On the DES Japan (Asia) quotation: $212022/Mbtu in 2023, $182022/Mbtu in 2024, $152022/Mbtu in 2025, $122022/Mbtu in 2026 , then $92022/Mbtu between 2027 and 2040.

From 2040 onwards, the price trajectory converges towards the price retained in 2050 by the NZE scenario, i.e. $3.92022/Mbtu for NBP, $1.82022/Mbtu for Henry Hub and $5.22022/Mbtu DES Japan (Asia).

The future operational costs were determined by taking into account the existing technologies, the fluctuation of prices for petroleum services in line with market developments and the internal cost reduction programs effectively implemented.

The determination of value in use also takes into account on all assets a minimum CO2 cost of $100/t or the applicable price in a given country, if it is higher. Beyond 2028, the CO2 price is inflated by 2% per year.

The future cash flows are estimated over a period consistent with the life of the assets of the CGUs. They are prepared post-tax and take into account specific risks related to the CGUs' assets. They are discounted using an 8% post-tax discount rate, this rate being the weighted-average cost of TotalEnergies capital estimated from historical market data. This rate was 7% in 2021 and 2020. The value in use calculated by discounting the above post-tax cash flows using an 8% post-tax discount rate is not materially different from the value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates generally range from 7% to 14%.

Impairment losses recognized by segment

Impairments recognized in 2022 have an overall impact of $(15,743) million in net income, TotalEnergies share, and mainly relate to the Company's assets in Russia, for an amount of $(14,756) million.

The CGUs of the Exploration & Production segment are defined as oil and gas fields or groups of oil and gas fields with industrial assets enabling the production, treatment and evacuation of the oil and gas. For the financial year 2022, the Company recorded impairments of assets over CGUs of the Exploration & Production segment for $(588) million in operating income and $(11,141) million in net income, TotalEnergies share.

Impairments recognized in 2022 mainly relate to the Company's assets in Russia for an amount of $(10,527) million in net income TotalEnergies share, mainly relating to the investment in Novatek.

They also take into account the impairment of the North Platte project assets for $(957) million in net income, TotalEnergies share, following the Company's decision announced in February not to sanction and so to withdraw from this deepwater project in the Gulf of Mexico.

The impairments recognized also include a reversal of impairment on the Company's assets in Canada. In the context of the project to spin-off the Company’s upstream activities in Canada, an impairment test was carried out, and the resulting value in use led to a reversal of impairment of $728 million in net income, TotalEnergies share.

As for sensitivities of the Exploration & Production segment:

-	a decrease by 1 point in the discount rate would have a positive impact of $0.3 billion in operating income and $0.2 billion in net income, TotalEnergies share;
-	an increase by 1 point in the discount rate would have an additional negative impact of approximately $0.5 billion in operating income and $0.5 billion in net income, TotalEnergies share;

Form 20-F 2022 TotalEnergies	F-33

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

-

a decrease of 10% of the oil and gas prices over the duration of the plan (thus an average oil price of around $482022/b) would have an additional negative impact of approximately $1.5 billion in operating income and $1.2 billion in net income, TotalEnergies share.

-

a decrease of 20% of the oil and gas prices over the duration of the plan (thus an average oil price of around $432022/b) would have an additional negative impact of approximately $5.3 billion in operating income and $3.9 billion in net income, TotalEnergies share.

-

Taking into account a CO2 cost of $200/t, inflated by 2%/year from 2028 onwards for all assets would have an additional negative impact of approximately $1.6 billion on operating income and $1.2 billion on net income, TotalEnergies share.

The CGUs of the Integrated Gas, Renewables & Power segment are subsidiaries or groups of subsidiaries organized by activity or geographical area, and by fields or groups of fields for upstream LNG activities. For the financial year 2022, the Company recorded impairments on CGUs in the Integrated Gas, Renewables & Power segment for $(126) million in operating income and $(4,481) million in net income, TotalEnergies share. Impairments recognized relate to the Company's assets in Russia for an amount of $(4,142) million in net income, TotalEnergies share, notably concerning Arctic LNG 2.

As for sensitivities of the Integrated Gas, Renewables & Power segment:

-	a decrease by 1 point in the discount rate would have a positive impact of $0.1 billion in operating income and close to zero in net income, TotalEnergies share;
-	an increase by 1 point in the discount rate would have an additional negative impact of approximately $1.3 billion in operating income and $1.1 billion in net income, TotalEnergies share;
-

a decrease of 10% of the oil and gas prices over the duration of the plan would have an additional negative impact of approximately $2.0 billion in operating income and $1.6 billion in net income, TotalEnergies share.

-

a decrease of 20% of the oil and gas prices over the duration of the plan would have an additional negative impact of approximately $5.0 billion in operating income and $4.2 billion in net income, TotalEnergies share.

-

Taking into account a CO2 cost of $200/t inflated by 2%/year from 2028 onwards for all assets would have an additional negative impact of approximately $0.9 billion on operating income and $0.8 billion in net income, TotalEnergies share.

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

For the financial year 2022, the Company has not recorded impairments on CGUs in the Refining & Chemicals segment.

As for sensitivities of the Refining & Chemicals segment:

-	an increase by 1 point in the discount rate would have an impact close to zero in operating income and in net income, TotalEnergies share;
-	a decrease of 10% of the refining margins would have a negative impact of approximately $0.6 billion in operating income and $0.6 billion in net income, TotalEnergies share.

The most sensitive assets would be the refining assets in France.

The CGUs of the Marketing & Services segment are subsidiaries or groups of subsidiaries organized by geographical area. For the financial year 2022, the Company recorded impairments on the CGUs of the Marketing & Services segment for $(98) million in operating income and $(112) million in net income, TotalEnergies share. Impairments recognized relate to the Company's assets in Russia for an amount of $(87) million in net income, TotalEnergies share.

Impairments recognized in years 2021 and 2020

For the financial year 2021, the Company recorded impairments in Exploration & Production, Integrated Gas, Renewables & Power, Refining & Chemicals and Marketing & Services segments for an amount of $(759) million in operating income and $(910) million in net income, TotalEnergies share. These impairments were qualified as adjustments items of the operating income and net income, TotalEnergies share.

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

These impairments were qualified as adjustment items of the operating income and net income, TotalEnergies share.

F-34	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Conolidated Financial Statements
Note 4

Note 4 Segment Information by geographical area

		Rest of	North		Rest of
(M$)	France	Europe	America	Africa	the world	Total
For the year ended December 31, 2022
External sales	58,411	122,641	33,188	24,582	42,177	280,999
Property, plant and equipment, intangible assets, net	13,080	26,382	13,292	39,410	46,867	139,032
Capital expenditures	1,632	2,743	5,304	3,253	6,870	19,802
For the year ended December 31, 2021
External sales	43,316	85,072	22,998	19,520	34,957	205,863
Property, plant and equipment, intangible assets, net	14,204	29,660	12,229	41,593	41,357	139,043
Capital expenditures	2,157	3,027	1,680	3,696	6,029	16,589
For the year ended December 31, 2020
External sales	32,748	67,292	13,258	16,011	11,376	140,685
Property, plant and equipment, intangible assets, net	14,555	30,932	11,891	43,087	41,398	141,863
Capital expenditures	2,044	3,165	899	3,816	5,610	15,534

Form 20-F 2022 TotalEnergies	F-35

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

The analysis of the criteria set by IFRS 15 led TotalEnergies to determine that it was acting as principal in these transactions. Therefore, sales are presented on a gross basis, including excise taxes collected by TotalEnergies within the course of its oil distribution operations. In addition, the subtotal “Revenue from Sales” is presented as an additional line item in the P&L and is obtained by deducting Excise tax expenses from Sales.

5.2 Operating expenses and research and development

Accounting principles

TotalEnergies applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the Successful Efforts method.

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred in exploration costs.

Costs of dry wells and wells that have not found proved reserves are charged to expense in exploration costs.

F-36	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

5.2.1 Operating expenses

For the year ended December 31,
(M$)	2022	2021	2020
Purchases, net of inventory variation (a) (b)	(169,448)	(118,622)	(77,486)
Exploration costs	(1,299)	(740)	(731)
Other operating expenses (c)	(29,789)	(26,894)	(25,538)
of which non-current operating liabilities (allowances) reversals	1,086	1,299	778
of which current operating liabilities (allowances) reversals	(188)	(30)	(77)
OPERATING EXPENSES	(200,536)	(146,256)	(103,755)
(a)	Includes taxes paid on oil and gas production in the Exploration & Production segment, amongst others, royalties.
(b)	TotalEnergies values under / over lifting at market value.
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

Research and development costs incurred by TotalEnergies in 2022 and booked in operating expenses (excluding depreciations) amount to $762 million ($824 million in 2021 and $895 million in 2020), corresponding to 0.27% of the sales. At constant foreign exchange rates, research and development costs increased by 4% in 2022.

The staff dedicated in 2022 to these research and development activities are estimated at 3,536 people (3,830 in 2021 and 4,088 in 2020).

5.3 Amortization, depreciation and impairment of tangible assets and mineral interests

The amortization, depreciation and impairment of tangible assets and mineral interests are detailed as follows:

For the year ended December 31,
(M$)	2022	2021	2020
Depreciation and impairment of tangible assets	(11,128)	(12,683)	(21,188)
Amortization and impairment of mineral assets	(1,093)	(873)	(1,076)
TOTAL	(12,221)	(13,556)	(22,264)

Form 20-F 2022 TotalEnergies	F-37

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

●
Emission rights allocated for free are booked in inventories with a nil carrying amount;
●
Purchased emission rights are booked at acquisition cost;
●
Sales or annual surrender of emission rights result in decreases in inventories valued at weighted-average cost;
●
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

If the carrying value of the inventory of certificates at the balance sheet date is higher than the market value, an impairment loss is recorded.

F-38	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

As of December 31, 2022		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	4,758	(47)	4,711
Refined products	6,386	(162)	6,224
Chemicals products	1,635	(93)	1,542
Trading inventories	6,672	–	6,672
Other inventories	4,797	(1,010)	3,787
TOTAL	24,248	(1,312)	22,936

As of December 31, 2021		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	3,221	(7)	3,214
Refined products	5,411	(50)	5,361
Chemicals products	1,519	(98)	1,421
Trading inventories	6,501	–	6,501
Other inventories	4,538	(1,083)	3,455
TOTAL	21,190	(1,238)	19,952

As of December 31, 2020		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	1,818	(1)	1,817
Refined products	3,913	(68)	3,845
Chemicals products	1,330	(102)	1,228
Trading inventories	5,130	–	5,130
Other inventories	3,824	(1,114)	2,710
TOTAL	16,015	(1,285)	14,730

Changes in the valuation allowance on inventories are as follows:

			Currency
	Valuation		translation	Valuation
For the year ended December 31,	allowance as of		adjustment and	allowance as of
(M$)	January 1,	Increase (net)	other variations	December 31,
2022	(1,238)	(121)	47	(1,312)
2021	(1,285)	(36)	83	(1,238)
2020	(1,174)	(85)	(26)	(1,285)

5.4.2 Accounts receivable and other current assets

As of December 31, 2022		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	25,204	(826)	24,378
Recoverable taxes	6,295	(32)	6,263
Other operating receivables	28,582	(293)	28,289
Prepaid expenses	1,455	–	1,455
Other current assets	63	–	63
Other current assets	36,395	(325)	36,070

As of December 31, 2021		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	22,776	(793)	21,983
Recoverable taxes	3,713	(54)	3,659
Other operating receivables	29,767	(214)	29,553
Prepaid expenses	1,879	–	1,879
Other current assets	53	–	53
Other current assets	35,412	(268)	35,144

As of December 31, 2020		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	14,899	(831)	14,068
Recoverable taxes	3,598	(67)	3,531
Other operating receivables	8,251	(208)	8,043
Prepaid expenses	1,801	–	1,801
Other current assets	53	–	53
Other current assets	13,703	(275)	13,428

Form 20-F 2022 TotalEnergies	F-39

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

			Currency
	Valuation		translation	Valuation
	allowance as of		adjustments and	allowance as of
For the year ended December 31, (M$)	January 1,	Increase (net)	other variations	December 31,
Accounts receivable
2022	(793)	(98)	65	(826)
2021	(831)	(24)	62	(793)
2020	(674)	(107)	(50)	(831)
Other current assets
2022	(268)	(83)	26	(325)
2021	(275)	(10)	17	(268)
2020	(335)	37	23	(275)

As of December 31, 2022, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $5,481 million, of which $3,328 million was due less than 90 days, $672 million was due between 90 days and 6 months, $571 million was due between 6 and 12 months and $910 million was due after 12 months.

As of December 31, 2021, the net portion of the overdue receivables included in "Accounts receivable" and "Other current assets" was $4,482 million, of which $2,844 million was due less than 90 days, $260 million was due between 90 days and 6 months, $556 million was due between 6 and 12 months and $823 million was due after 12 months.

As of December 31, 2020, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $4,197 million, of which $2,140 million was due less than 90 days, $239 million was due between 90 days and 6 months, $553 million was due between 6 and 12 months and $1,265 million was due after 12 months.

5.4.3 Other creditors and accrued liabilities

As of December 31, (M$)	2022	2021	2020
Accruals and deferred income	737	3,744	842
Payable to States (including taxes and duties)	14,780	10,281	5,734
Payroll	1,572	1,481	1,587
Other operating liabilities	35,186	27,294	14,302
TOTAL	52,275	42,800	22,465

As of December 31, 2022, the heading “Other operating liabilities” notably includes the second quarterly interim dividend for the fiscal year 2022 for $1,857 million, which was paid in January 2023 and the third quarterly interim dividend for the fiscal year 2022 for $1,827 million, which will be paid in April 2023.

As of December 31, 2021, the heading “Other operating liabilities” notably included the second quarterly interim dividend for the fiscal year 2021 for $1,974 million, which was paid in January 2022 and the third quarterly interim dividend for the fiscal year 2021 for $1,948 million, which was paid in April 2022.

As of December 31, 2020, the heading "Other operating liabilities" notably included the second quarterly interim dividend for the fiscal year  2020 for $2,129 million, which was paid in January 2021 and the third quarterly interim dividend for the fiscal year 2020 for $2,149 million, which was paid in April 2021.

F-40	TotalEnergies Form 20-F 2022

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

The following table gives additional information on cash paid or received in the cash flow from operating activities.

Detail of interest, taxes and dividends

For the year ended December 31, (M$)	2022	2021	2020
Interests paid	(2,292)	(1,886)	(2,145)
Interests received	655	284	197
Income tax paid(a)	(14,486)	(4,508)	(2,858)
Dividends received	3,955	2,346	1,444
(a)	These amounts include taxes paid in kind under production-sharing contracts in exploration and production activities.

Detail of changes in working capital

For the year ended December 31, (M$)	2022	2021	2020
Inventories	(3,805)	(5,903)	2,274
Accounts receivable	(3,272)	(6,788)	4,818
Other current assets	(3,523)	(21,026)	3,374
Accounts payable	5,313	12,073	(5,355)
Other creditors and accrued liabilities	6,478	21,028	(3,242)
NET AMOUNT, DECREASE (INCREASE)	1,191	(616)	1,869

Detail of changes in provisions and deferred taxes

As of December 31, (M$)	2022	2021	2020
Accruals	2,177	(467)	350
Deferred taxes	2,417	1,429	(2,132)
TOTAL	4,594	962	(1,782)

Note 6 Other items from operating activities

6.1 Other income and other expense

For the year ended December 31, (M$)	2022	2021	2020
Gains on disposal of assets	2,244	890	961
Foreign exchange gains	379	227	746
Other	226	195	530
OTHER INCOME	2,849	1,312	2,237

Losses on disposal of assets	(2,613)	(436)	(52)
Foreign exchange losses	(1,023)	(702)	(320)
Amortization of other intangible assets (excl. mineral interests)	(430)	(448)	(343)
Other	(3,278)	(731)	(791)
OTHER EXPENSE	(7,344)	(2,317)	(1,506)

Other income

In 2022, gains on disposal of assets are mainly related to the partial disposal of TotalEnergies’ interest in its subsidiary which owns 50.5% of SunPower and the revaluation of its retained interest which is accounted for using the equity method for $1,461 million in the segment Integrated Gas, Renewables & Power.

In 2021, gains on disposal of assets included the sale of interests in onshore Oil Mining Lease 17 in Nigeria in the Exploration & Production segment, the sale of interests in two portfolios of renewable assets in the Gas Renewables & Power segment, and the sale of a part of TotalEnergies’ investment in Trapil in the Refining & Chemicals and Marketing & Services segments.

Form 20-F 2022 TotalEnergies	F-41

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 6

In 2020, gains on disposal of assets mainly related to the sale of non-strategic assets in the British North Sea in the Exploration & Production segment, to the sale of TotalEnergies’ interest in the Fos Cavaou regasification terminal in France and the sale of infrastructure assets in the Integrated Gas Renewables & Power segment, as well as to the sale of real estate in Belgium in the Holding segment.

Other expense

In 2022, losses on disposal of assets are mainly related to the recycling in expenses of Exploration & Production, of an amount of $2,384 million representing the accumulated foreign exchange losses accumulated in equity since the acquisition of the Novatek stake and until its deconsolidation date. The heading "Other" notably includes provisions relating to assets in Russia in the Integrated Gas, Renewables & Power and Exploration-Production segments.

In 2021, the losses on disposal were mainly related to the sale of the Utica asset in the United States as well as the sale of interests in non-operated assets and the Cap Lopez oil terminal in Gabon in the Exploration & Production segment. The heading “Other” mainly consists of the restructuring charges in the Exploration & Production, Refining & Chemicals, Marketing & Services and Holding segments for an amount of $288 million, and of the impairment of non-consolidated shares and provision for financial risks for $238 million.

In 2020, the heading “Other” notably consisted of restructuring charges in the Exploration & Production, Integrated Gas Renewables & Power and Refining & Chemicals segments for an amount of $312 million, and of the impairment of non-consolidated shares and loans granted to non-consolidated subsidiaries for an amount of $64 million.

6.2 Other financial income and expense

As of December 31, (M$)	2022	2021	2020
Dividend income on non-consolidated subsidiaries	159	203	160
Capitalized financial expenses	310	134	110
Other	427	425	644
OTHER FINANCIAL INCOME	896	762	914
Accretion of asset retirement obligations	(430)	(449)	(607)
Other	(103)	(90)	(83)
OTHER FINANCIAL EXPENSE	(533)	(539)	(690)

6.3 Other non-current assets

As of December 31, 2022		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,092	(255)	1,837
Other non-current financial assets related to operational activities	250	–	250
Other	301	–	301
TOTAL	2,643	(255)	2,388

As of December 31, 2021		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,364	(257)	2,107
Other non-current financial assets related to operational activities	312	–	312
Other	378	–	378
TOTAL	3,054	(257)	2,797

As of December 31, 2020		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,731	(273)	2,458
Other non-current financial assets related to operational activities	287	–	287
Other	65	–	65
TOTAL	3,083	(273)	2,810
(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

				Currency
	Valuation			translation	Valuation
For the year ended December 31,	allowance as of			adjustment and	allowance as of
(M$)	January 1,	Increases	Decreases	other variations	December 31,
2022	(257)	(27)	11	18	(255)
2021	(273)	(6)	14	8	(257)
2020	(266)	(30)	15	8	(273)

F-42	TotalEnergies Form 20-F 2022

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

As of December 31, 2022		Amortization and
(M$)	Cost	impairment	Net
Goodwill	9,010	(360)	8,650
Proved mineral interests	18,025	(10,088)	7,937
Unproved mineral interests	15,962	(2,946)	13,016
Other intangible assets	6,795	(4,467)	2,328
TOTAL INTANGIBLE ASSETS	49,792	(17,861)	31,931

As of December 31, 2021		Amortization and
(M$)	Cost	impairment	Net
Goodwill	9,728	(899)	8,829
Proved mineral interests	17,382	(9,730)	7,652
Unproved mineral interests	16,637	(2,831)	13,806
Other intangible assets	7,185	(4,988)	2,197
TOTAL INTANGIBLE ASSETS	50,932	(18,448)	32,484

As of December 31, 2020		Amortization and
(M$)	Cost	impairment	Net
Goodwill	9,738	(931)	8,807
Proved mineral interests	16,559	(9,595)	6,964
Unproved mineral interests	20,300	(4,790)	15,510
Other intangible assets	7,212	(4,965)	2,247
TOTAL INTANGIBLE ASSETS	53,809	(20,281)	33,528

Form 20-F 2022 TotalEnergies	F-43

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

Change in net intangible assets is analyzed in the following table:

					Currency
	Net amount as of			Amortization and	translation		Net amount as of
(M$)	January 1,	Expenditures	Disposals	impairment	adjustment	Other	December 31,
2022	32,484	1,991	(75)	(1,582)	(423)	(464)	31,931
2021	33,528	696	(271)	(1,322)	(394)	247	32,484
2020	33,178	784	(277)	(1,430)	305	968	33,528

In 2022, the heading “Amortization and impairment” includes the accounting impact of exceptional asset impairments for an amount of $301 million, resulting in particular from the withdrawal from the North Platte project in the deep waters of the Gulf of Mexico (see note 3, paragraph D to the consolidated financial statements).

In 2022, the heading “Other” mainly reflects the effect of changes in the consolidation scope (in particular the removal of SunPower from the scope of consolidation for USD 167 million).

In 2021, the heading “Amortization and impairment” included the accounting impact of exceptional asset impairments for an amount of $253 million, notably relating to the end of the Qatargas 1 licence agreement and  unconventional assets in the United States (see note 3 paragraph D to the Consolidated Financial Statements).

In 2021, the heading “Other” mainly reflected changes in the consolidation scope (including the acquisition of Blue Raven Solar for $140 million and Fonroche Biogaz) for $89 million.

In 2020, the heading “Amortization and impairment” included the accounting impact of exceptional asset impairments for an amount of $323 million (see note 3 paragraph D to the Consolidated Financial Statements).

In 2020, the heading “Other” mainly reflected changes in the consolidation scope (including the acquisition of the residential gas and electricity supply business in Spain) for $898 million.

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2022 is as follows:

	Net goodwill as of				Net goodwill as of
(M$)	January 1, 2022	Increases	Impairments	Other	December 31, 2022
Integrated Gas, Renewables & Power	5,243	111	(58)	(273)	5,023
Exploration & Production	2,612	–	–	(31)	2,581
Refining & Chemicals	519	–	–	(17)	502
Marketing & Services	426	108	–	(18)	516
Corporate	29	–	–	(1)	28
TOTAL	8,829	219	(58)	(340)	8,650

F-44	TotalEnergies Form 20-F 2022

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

In the event that, due to the price effect on reserves evaluation, the unit-of-production method does not reflect properly the useful life of the asset, an alternative depreciation method is applied based on the reserves evaluated with the price of the previous year. This was the case for fiscal year 2020 where the method of unit-of-production depreciation was applied to all assets over 2020 based on proved reserves measured with the price used in 2019. As of December 31, 2021, and December 31, 2022, this alternative method is not applied as, given the price used to assess the reserves, the unit-of-production method correctly reflects the useful life of the assets.

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

Other property, plant and equipment are depreciated using the straight-line method over their useful lives, which are as follows:

● Furniture, office equipment, machinery and tools	3-12 years
● Transportation equipment	5-20 years
● Storage tanks and related equipment	10-15 years
● Specialized complex installations and pipelines	10-30 years
● Buildings	10-50 years

Form 20-F 2022 TotalEnergies	F-45

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

As of December 31, 2022		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	210,079	(146,571)	63,508
Unproved properties	1,023	(268)	755
Work in progress	20,294	(688)	19,606
Subtotal	231,396	(147,527)	83,869
Other property, plant and equipment
Land	3,089	(1,039)	2,050
Machinery, plant and equipment (including transportation equipment)	37,002	(26,079)	10,923
Buildings	10,230	(6,627)	3,603
Work in progress	3,960	(23)	3,937
Other	10,401	(7,682)	2,719
Subtotal	64,682	(41,450)	23,232
TOTAL PROPERTY, PLANT AND EQUIPMENT	296,078	(188,977)	107,101

As of December 31, 2021		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	212,264	(149,221)	63,043
Unproved properties	1,635	(268)	1,367
Work in progress	18,463	(831)	17,632
Subtotal	232,362	(150,320)	82,042
Other property, plant and equipment
Land	3,145	(973)	2,172
Machinery, plant and equipment (including transportation equipment)	38,285	(26,425)	11,860
Buildings	10,558	(6,646)	3,912
Work in progress	3,625	(8)	3,617
Other	10,434	(7,478)	2,956
Subtotal	66,047	(41,530)	24,517
TOTAL PROPERTY, PLANT AND EQUIPMENT	298,409	(191,850)	106,559

As of December 31, 2020		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	215,892	(147,914)	67,978
Unproved properties	2,978	(268)	2,710
Work in progress	13,873	(861)	13,012
Subtotal	232,743	(149,043)	83,700
Other property, plant and equipment
Land	2,999	(905)	2,094
Machinery, plant and equipment (including transportation equipment)	39,506	(27,381)	12,125
Buildings	11,184	(6,858)	4,326
Work in progress	3,063	(1)	3,062
Other	10,983	(7,955)	3,028
Subtotal	67,735	(43,100)	24,635
TOTAL PROPERTY, PLANT AND EQUIPMENT	300,478	(192,143)	108,335

Change in net property, plant and equipment is analyzed in the following table:

					Currency
	Net amount as of			Depreciation and	translation		Net amount as of
(M$)	January 1,	Expenditures	Disposals	impairment	adjustment	Other	December 31,
2022	106,559	13,699	(951)	(12,275)	(2,236)	2,305	107,101
2021	108,335	11,647	(705)	(13,133)	(1,739)	2,154	106,559
2020	116,408	9,980	(611)	(21,544)	1,706	2,396	108,335

In 2022, the heading “Disposals” mainly includes the impact of the transfer of assets from TotalEnergies East Africa Midstream to the equity-accounted company EACOP for $508 million.

In 2022, the heading “Depreciation and impairment” includes the impact of impairments of assets recognized for an amount of $888 million, including the withdrawal from the North Platte project in the deep waters of the Gulf of Mexico, and an impairment reversal of $1,196 million on the Company's assets in Canada (see Note 3 paragraph D to the Consolidated Financial Statements).

In 2022, the heading “Other” includes the impact of changes in the consolidation scope, and the impact of new IFRS 16 contracts during the year (mainly FPSOs and vessels) for an amount of $1,969 million.

In 2021, the heading “Disposals” mainly included the sale of non-operated assets in Gabon for $397 million.

F-46	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

In 2021, the heading “Depreciation and impairment” included the impact of impairments of assets recognized for an amount of $615 million including the Company's assets in Myanmar and unconventional assets in the United States (see Note 3 paragraph D to the Consolidated Financial Statements).

In 2021, the heading “Other” included the impact of changes in the consolidation scope, and the impact of the new IFRS 16 contracts of the period (mainly new chartering contracts) for an amount of $1,786 million.

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

Following the application of IFRS 16 "Leases", property, plant and equipment as at December 31, 2022, 2021 and 2020 presented above include the following amounts for rights of use of assets:

As of December 31, 2022		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	4,497	(2,121)	2,376
Other property, plant and equipment
Land	1,396	(397)	999
Machinery, plant and equipment (including transportation equipment)	4,691	(2,100)	2,591
Buildings	1,750	(615)	1,135
Other	745	(483)	262
Subtotal	8,582	(3,595)	4,987
TOTAL PROPERTY, PLANT AND EQUIPMENT	13,079	(5,716)	7,363

As of December 31, 2021		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	3,228	(1,683)	1,545
Other property, plant and equipment
Land	1,441	(324)	1,117
Machinery, plant and equipment (including transportation equipment)	4,910	(1,819)	3,091
Buildings	1,853	(561)	1,292
Other	712	(404)	308
Subtotal	8,916	(3,108)	5,808
TOTAL PROPERTY, PLANT AND EQUIPMENT	12,144	(4,791)	7,353

As of December 31, 2020		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	2,758	(1,297)	1,461
Other property, plant and equipment
Land	1,187	(222)	965
Machinery, plant and equipment (including transportation equipment)	4,606	(1,631)	2,975
Buildings	1,778	(385)	1,393
Other	682	(286)	396
Subtotal	8,253	(2,524)	5,729
TOTAL PROPERTY, PLANT AND EQUIPMENT	11,011	(3,821)	7,190

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

Form 20-F 2022 TotalEnergies	F-47

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

The contribution of equity affiliates in the consolidated balance sheet, consolidated statement of income and consolidated statement of comprehensive income is presented below:

Equity value
As of December 31,
(M$)	2022	2021	2020
Total Associates	9,533	17,244	15,745
Total Joint ventures	14,623	9,277	7,102
TOTAL	24,156	26,521	22,847
Loans	3,733	4,532	5,129
TOTAL	27,889	31,053	27,976

Profit/(loss)
(M$)	2022	2021	2020
Total Associates	(4,567)	1,186	753
Total Joint ventures	2,675	2,252	(301)
TOTAL	(1,892)	3,438	452

Other comprehensive income
(M$)	2022	2021	2020
Total Associates	3,368	734	(1,704)
Total Joint ventures	129	(28)	(127)
TOTAL	3,497	706	(1,831)

A)  Information related to associates

Information (100% gross) related to significant associates is as follows:

	Novatek(a)			Liquefaction entities			PetroCedeño(a)
Exploration & production activites (M$)	2022	2021	2020	2022	2021	2020	2020
Non current assets	–	26,954	23,748	40,850	39,348	34,273	4,008
Current assets	–	8,208	4,170	8,276	11,075	7,537	6,428
TOTAL ASSETS	–	35,162	27,918	49,126	50,423	41,810	10,436
Shareholder’s equity	–	25,944	22,160	19,188	23,867	23,403	4,548
Non current liabilities	–	3,246	3,164	22,312	19,659	13,608	73
Current liabilities	–	5,972	2,594	7,626	6,897	4,799	5,815
TOTAL LIABILITIES	–	35,162	27,918	49,126	50,423	41,810	10,436
Revenue from sales	–	15,876	9,733	35,888	23,243	15,584	66
Net income	–	5,871	1,759	10,247	8,056	2,416	–
Other comprehensive income	–	(82)	(3,206)	–	–	–	–
% owned	19.40%	19.40%	19.40%	–	–	–	30.32%
Equity value	–	6,243	5,596	3,243	5,582	5,534	1,379
Including goodwill and identifiable assets	–	1,210	1,297	34	1,832	1,837	–
Profit/(loss)	(5,747)	1,065	264	(340)	1,024	237	–
Share of Other Comprehensive Income, net amount	3,118	446	(1,409)	(71)	85	(122)	–
Dividends paid to TotalEnergies	883	387	229	1,224	817	406	–
(a)	Information includes the best Company’s estimates of results at the date of TotalEnergies’ financial statements.

As of 31 December 2022, Novatek is no longer an equity accounted affiliate in the Company's consolidated financial statements (see note 2.1 to the consolidated financial statements). This stake is now recognized in "other investments" and is measured in accordance with IFRS 9 at fair value through profit or loss. In the context of the Russian-Ukrainian conflict, the Company considers that the market value of Novatek is not representative of its fair value. As of December 31, 2022, the Company retained a zero fair value given the very significant uncertainties on any valuation assumption for the stake in Novatek.

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

TotalEnergies’ stake in PetroCedeño was sold in July 2021.

F-48	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

	Adani Green
	Energy Limited (a)
Renewables and Electricity activities (M$)	2022	2021
Non current assets	6,961	6,223
Current assets	769	1,042
TOTAL ASSETS	7,730	7,265
Shareholder’s equity	807	316
Non current liabilities	5,805	5,560
Current liabilities	1,118	1,389
TOTAL LIABILITIES	7,730	7,265
Revenue from sales	1,073	545
Net income	104	35
Other comprehensive income	(112)	(10)
% owned	19.74%	20.00%
Equity value	1,856	2,102
including goodwill and identifiable assets	1,697	2,039
Profit/(loss)	21	7
Share of Other Comprehensive Income, net amount	23	6
Dividends paid to TotalEnergies	–	–

(a)	Interest acquired in 2021

	Saudi Aramco Total
Refining & Chemicals activities	Refining & Petrochemicals			Qatar
(M$)	2022	2021	2020	2022	2021	2020
Non current assets	10,003	10,264	10,698	3,905	3,909	4,105
Current assets	3,615	2,221	1,211	2,491	1,908	1,521
TOTAL ASSETS	13,618	12,485	11,909	6,396	5,817	5,626
Shareholder’s equity	3,858	1,164	1,256	2,737	2,693	2,717
Non current liabilities	6,365	7,322	7,994	2,062	1,906	2,171
Current liabilities	3,395	3,999	2,659	1,597	1,218	738
TOTAL LIABILITIES	13,618	12,485	11,909	6,396	5,817	5,626
Revenue from sales	20,492	11,123	6,031	13,193	9,266	5,222
Net income	2,409	(245)	(686)	629	649	91
Other comprehensive income	284	155	(171)	(5)	(5)	–
% owned	37.50%	37.50%	37.50%
Equity value	1,447	437	471	703	693	716
including goodwill and identifiable assets	–	–	–	–	–	–
Profit/(loss)	903	(92)	(257)	161	174	57
Share of Other Comprehensive Income, net amount	147	116	(128)	10	13	(16)
Dividends paid to TotalEnergies	–	–	–	138	199	63

Saudi Aramco Total Refining & Petrochemicals is an entity including a refinery in Jubail, Saudi Arabia, with a capacity of 460,000 barrels/day with integrated petrochemical units.

The TotalEnergies’ interests in associates of the Refining & Chemicals segment, operating steam crackers and polyethylene lines in Qatar have been combined: Qatar Petrochemical Company Ltd. (20.00%), Qatofin (49.08%), Laffan Refinery (10.00%) and Laffan Refinery II (10.00%).

Form 20-F 2022 TotalEnergies	F-49

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

B)  Information related to joint ventures

The information (100% gross) related to significant joint ventures is as follows:

	Liquefaction entities			Hanwha TotalEnergies
	(Integrated Gas, Renewables & Power)			Petrochemical Co
				(Refining & Chemicals)
(M$)	2022	2021	2020	2022	2021	2020
Non current assets	65,293	66,924	70,425	4,113	4,443	4,664
Current assets excluding cash and cash equivalents	2,630	2,912	1,513	2,326	2,117	1,575
Cash and cash equivalents	4,375	2,312	1,834	82	151	303
TOTAL ASSETS	72,298	72,148	73,772	6,521	6,711	6,542
Shareholder’s equity	17,455	9,956	4,433	3,146	3,538	3,443
Other non current liabilities	10,785	8,205	8,259	180	164	167
Non current financial debts	41,452	50,920	58,128	1,220	1,241	1,703
Other current liabilities	2,606	3,067	2,952	1,117	1,055	583
Current financial debts	–	–	–	858	713	646
TOTAL LIABILITIES	72,298	72,148	73,772	6,521	6,711	6,542
Revenue from sales	24,701	14,380	8,543	10,824	8,600	5,734
Depreciation and depletion of tangible assets and mineral interests	(2,814)	(3,058)	(3,130)	(289)	(312)	(278)
Interest income	17	–	2	–	–	–
Interest expense	(2,453)	(2,599)	(2,972)	(47)	(44)	(2)
Income taxes	(2,804)	(1,448)	77	(65)	(222)	(69)
Net income	12,791	5,600	(2,399)	123	620	133
Other comprehensive income	526	323	(323)	(189)	(308)	194
% owned				50.00%	50.00%	50.00%
Equity value	4,315	2,725	1,602	1,573	1,769	1,721
including goodwill and identifiable assets	465	502	546	–	–	–
Profit/(loss)	2,616	1,119	(633)	62	310	67
Share of Other Comprehensive Income, net amount	137	84	(84)	(59)	(150)	87
Dividends paid to TotalEnergies	1,166	81	–	162	109	102

TotalEnergies’ interests in joint ventures operating liquefaction plants have been combined. The amounts include investments in Yamal LNG in Russia (20.02% direct holding) and Ichthys LNG in Australia (26.00%).

Hanwha TotalEnergies Petrochemical Co is a South Korean company that operates a petrochemical complex in Daesan (condensate separator, steam cracker, styrene, paraxylene, polyolefins).

Off balance sheet commitments relating to joint ventures are disclosed in Note 13 of the Consolidated Financial Statements.

C)  Other equity affiliates

In TotalEnergies share, the main aggregated financial items in equity affiliates including assets held for sale, which have not been presented individually are as follows:

	2022		2021		2020
As of December 31,		Joint		Joint		Joint
(M$)	Associates	ventures	Associates	ventures	Associates	ventures
Non Current assets	6,014	17,484	5,987	9,745	5,454	7,002
Current assets	1,591	3,485	1,849	1,799	1,299	1,671
TOTAL ASSETS	7,605	20,969	7,836	11,544	6,753	8,673
Shareholder's equity - TotalEnergies share	1,423	4,042	1,366	2,531	1,183	1,963
Shareholder's equity - Non controlling interests	–	1,414	–	–	–	–
Non current liabilities	5,296	12,422	5,455	7,460	4,881	5,469
Current liabilities	886	3,091	1,015	1,553	689	1,241
TOTAL LIABILITIES	7,605	20,969	7,836	11,544	6,753	8,673

	2022		2021		2020
For the year ended December 31,		Joint		Joint		Joint
(M$)	Associates	ventures	Associates	ventures	Associates	ventures
Revenues from sales	2,338	7,202	2,450	4,850	2,154	3,116
Net income	488	436	514	381	478	202
Non controlling interests	–	110	–	–	–	–
Share of other comprehensive income items	140	52	68	38	(29)	(130)
Equity value	2,285	8,735	2,188	4,782	2,049	3,779
Profit/(Loss)	436	(3)	(992)	823	452	265
Dividends paid to TotalEnergies	469	109	498	96	409	59

F-50	TotalEnergies Form 20-F 2022

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

TotalEnergies recognizes changes in fair value in equity or in profit or loss according to the option chosen on an instrument by instrument basis.

For quoted shares on active markets, this fair value is based on the market price.

	As of			As of
As of December 31, 2022	January 1,	Increase -	Change in	December 31,
(M$)	2022	Decrease	fair value	2022
Enphase Energy Inc	457	(579)	122	–
Other shares through fair value OCI (unit value < $50M)	116	13	(10)	119
Equity instruments recorded through fair value OCI	573	(566)	112	119
BTC Limited	14	–	(9)	5
Hubei Cathay Smart Energy Fund	36	7	11	54
Other shares through fair value P&L (unit value < $50M)	1,002	(54)	(75)	873
Equity instruments recorded through fair value P&L	1,052	(47)	(73)	932
TOTAL EQUITY INSTRUMENTS	1,625	(613)	39	1,051

	As of			As of
As of December 31, 2021	January 1,	Increase -	Change in	December 31,
(M$)	2021	Decrease	fair value	2021
Enphase Energy Inc	613	(177)	21	457
Tellurian Investments Inc.	57	(111)	54	–
Other shares through fair value OCI (unit value < $50M)	113	12	(9)	116
Equity instruments recorded through fair value OCI	783	(276)	66	573
BBPP	58	(58)	–	–
BTC Limited	27	–	(13)	14
Hubei Cathay Smart Energy Fund	36	1	(1)	36
Other shares through fair value P&L (unit value < $50M)	1,103	(107)	6	1,002
Equity instruments recorded through fair value P&L	1,224	(164)	(8)	1,052
TOTAL EQUITY INSTRUMENTS	2,007	(440)	58	1,625

	As of			As of
As of December 31, 2020	January 1,	Increase -	Change in	December 31,
(M$)	2020	Decrease	fair value	2020
Enphase Energy Inc	173	(251)	691	613
Tellurian Investments Inc.	207	(1)	(149)	57
Other shares through fair value OCI (unit value < $50M)	126	(4)	(9)	113
Equity instruments recorded through fair value OCI	506	(256)	533	783
BBPP	62	(4)	–	58
BTC Limited	28	–	(1)	27
Hubei Cathay Smart Energy Fund	15	21	–	36
Tas Helat Marketing Company (a)	108	(108)	–	–
Other shares through fair value P&L (unit value < $50M)	1,059	63	(19)	1,103
Equity instruments recorded through fair value P&L	1,272	(28)	(20)	1,224
TOTAL EQUITY INSTRUMENTS	1,778	(284)	513	2,007
(a)	Tas Helat Marketing Company is a joint venture with SAUDI ARAMCO to develop the retail business. It was consolidated in 2020 (using the equity method).

Form 20-F 2022 TotalEnergies	F-51

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

8.3 Related parties

The main transactions as well as receivable and payable balances with related parties (principally non-consolidated subsidiaries and equity affiliates) are detailed as follows:

As of December 31,
(M$)	2022	2021	2020
Balance sheet
Receivables
Debtors and other debtors	1,231	809	545
Loans (excl. loans to equity accounted for affiliates)	184	113	89
Payables
Creditors and other creditors	1,610	1,347	662
Debts	5	2	3

For the year ended December 31,
(M$)	2022	2021	2020
Statement of income
Sales	6,806	4,250	3,134
Purchases	(25,656)	(13,473)	(7,183)
Financial income	3	–	1
Financial expense	(9)	(8)	(6)

8.4 Compensation for the administration and management bodies

The aggregated amount of direct and indirect compensation accounted by the French and foreign affiliates of the Company, for all executive officers of TotalEnergies as of December 31 and for the members of the Board of Directors who are employees of TotalEnergies, is detailed below.

As of December 31, 2022, December 31, 2021, and December 31, 2020, TotalEnergies Executive Officers are the members of the Executive Committee, i.e. eight people and there are three employees members of the Board of Directors.

For the year ended December 31,
(M$)	2022	2021	2020
Number of people	11	11	11
Direct or indirect compensation	12.4	11.9	12.6
Pension expenses (a)	1.9	1.4	1.5
Share-based payments expense (IFRS 2) (b)	7.7	4.9	7.2

(a)

The benefits provided for Executive Officers of the Company and the members of the Board of Directors, who are employees of the Company, include severance to be paid upon retirement, supplementary pension schemes and insurance plans, which represent a commitment of $64.3 million as of December 31, 2022 (against $90.7 million as of December 31, 2021 and $129.0 million as of December 31, 2020). Converted into Euros, this commitment amounts to €60.3 million as of December 31, 2022 (against €80.1 million as of December 31, 2021 and €105.2 million as of December 31, 2020). The decrease is related to the increase in discount rates.

(b)

Share-based payments expense computed for the Executive Officers and the members of the Board of Directors who are employees of TotalEnergies and based on the principles of IFRS 2 “Share-based payments” described in Note 9. The increase of the expense between 2021 and 2022 is mainly related to the increase in the TotalEnergies share price.

The compensation allocated to members of the Board of Directors as directors’ fees totaled  $1.84 million in 2022 ($2.06 million in 2021 and $1.44 million in 2020).

Note 9 Shareholders’ equity and share-based payments

9.1 SHAREHOLDERS' EQUITY

Number of TotalEnergies shares and rights attached

As of December 31, 2022, the share capital of TotalEnergies SE amounts to €6,547,828,212.50, divided into 2,619,131,285 shares, with a par value of €2.50. There is only one category of shares. The shares may be held in either registered or bearer form.

The authorized share capital amounts to 3,664,966,081 shares as of December 31, 2022, compared to 3,686,636,841 shares as of December 31, 2021 and 3,668,371,962 shares as of December 31, 2020.

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

F-52	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Share cancellation

The Board of Directors, pursuant to the authorization granted by the Extraordinary Shareholders’ Meeting on May 26, 2017, in the thirteenth resolution to reduce, on one or more occasions, the Corporation’s share capital by cancelling shares, in accordance with the provisions of Articles L. 225-209 (became L. 22-10-62) and L. 225-213 of the French Commercial Code, has proceeded with the following cancellation of TotalEnergies shares:

			Percentage
		Number of shares bought back and cancelled	of the share
	Board of Directors’	for the purpose of the shareholder policy	capital
Fiscal year	decision date		cancelled(a)
2022	February 9, 2022	30,665,526 shares bought back between November 8 and December 22, 2021	1.16%
2021	February 8, 2021	23,284,409 shares bought back between October 31, 2019 and March 9, 2020	0.88%
2020		n/a(b)
(a)	Percentage of the share capital that the cancelled shares represented on the operations’ date.
(b)	TotalEnergies SE did not cancel any shares in the fiscal year 2020.

Under the terms of the twenty-third resolution of the General Meeting of Shareholders of May 25, 2022, the Board of Directors is authorized to cancel the shares of the Company within the limit of 10% of the capital of the Company existing on the date of the operation per period of 24 months.

Variation of the number of shares composing the share capital

AS OF DECEMBER 31, 2019 (a)		2,601,881,075
	Deferred contribution pursuant to the 2015 capital increase reserved for employees	18,879
	2020 Capital increase reserved for employees	13,160,383
	Capital increase as payment of the scrip dividend (final 2019 dividend)	38,063,688
AS OF DECEMBER 31, 2020 (b)		2,653,124,025
	Capital reduction by cancellation of treasury shares	(23,284,409)
	2021 Capital increase reserved for employees	10,589,713
AS OF DECEMBER 31, 2021 (c)		2,640,429,329
	Capital reduction by cancellation of treasury shares	(30,665,526)
	Deferred contribution pursuant to the 2017 capital increase reserved for employees	9,471
	2022 Capital increase reserved for employees	9,358,011
AS OF DECEMBER 31, 2022 (d)		2,619,131,285
(a)	Including 15,474,234 treasury shares deducted from consolidated shareholders’ equity.
(b)	Including 24,392,703 treasury shares deducted from consolidated shareholders’ equity.
(c)	Including 33,841,104 treasury shares deducted from consolidated shareholders’ equity.
(d)	Including 137,187,667 treasury shares deducted from consolidated shareholders’ equity.

Capital increase reserved for employees

The Extraordinary Shareholders’ Meeting (“ESM”) of May 25, 2022, in its twenty-second resolution, granted the authority to the Board of Directors to carry out, a capital increase, in one or more occasions within a maximum period of twenty-six months, reserved to members (employees and retirees) of a company or group savings plan (“ESOP”).

In fiscal year 2022, the Board of Directors of September 22, 2022, by virtue of the twenty-second resolution above-mentioned, decided to proceed with a capital increase reserved for employees and retirees within the limit of 18 million shares and has granted all powers to the Chairman and Chief Executive Officer to determine, in particular, the terms and conditions of subscription, the opening and closing dates of the subscription period and the subscription price to be issued. This capital increase is expected to be completed after the Shareholders’ Meeting of May 26, 2023.

During the fiscal years 2022, 2021 and 2020, the Corporation completed the following ESOP, which terms are set out below:

Fiscal year	2022	2021	2020
Date of the ESOP	June 8, 2022	June 9, 2021	June 11, 2020
By virtue of	17th resolution of the ESM of May 28, 2021	20th resolution of the ESM of May 29, 2020	18th resolution of the ESM of June 1, 2018
Subscriptions
Number of shares subscribed	9,130,380	10,376,190	12,952,925
Subscription price	37.00 euros	30.50 euros	26.20 euros
Free shares
Number of shares granted	227,631	213,523	207,458
By virtue of			19th resolution of the ESM of June 1, 2018
Deferred contribution
Number of shares granted	–	–	1,380
Number of beneficiaries	–	–	276
End of the acquisition period	–	–	June 11, 2025

Form 20-F 2022 TotalEnergies	F-53

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Treasury shares

Accounting principles

Treasury shares held by TotalEnergies SE, or by its subsidiaries are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.

Number of treasury shares held by TotalEnergies SE

As of December 31,	2022	2021	2020
Number of treasury shares held by TotalEnergies SE	137,187,667	33,841,104	24,392,703
Percentage of share capital	5.24%	1.28%	0.92%
Of which shares acquired with the intention to cancel them	128,869,261	30,665,526	23,284,409
Of which shares allocated to TotalEnergies share performance plans	8,231,365	3,103,018	1,055,446
Of which shares intended to be allocated to new share performance or purchase options plans	87,041	72,560	52,848

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

As of December 31, 2022, paid-in surplus relating to TotalEnergies SE amounted to €35,099 million (€36,030 million as of December 31, 2021 and €36,722 million as of December 31, 2020).

Reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of TotalEnergies SE would be taxed for an approximate amount of $227 million as of December 31, 2022 ($362 million as of December 31, 2021 and $492 million as of December 31, 2020) due to additional corporation tax applied on regulatory reserves so that they become distributable.

Earnings per share

Accounting principles

Earnings per share is calculated by dividing net income (TotalEnergies share) by the weighted-average number of common shares outstanding during the period, excluding TotalEnergies shares held by TotalEnergies SE (Treasury shares) which are deducted from consolidated shareholders’ equity.

Diluted earnings per share is calculated by dividing net income (TotalEnergies share) by the fully-diluted weighted-average number of common shares outstanding during the period. Treasury shares held by the parent company, TotalEnergies SE are deducted from consolidated shareholders’ equity. This calculation also takes into account the dilutive effect of share grants and capital increases with a subscription period closing after the end of the fiscal year.

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

F-54	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

The variation of both weighted-average number of shares and weighted-average number of diluted shares, as of December 31, respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2022	2021	2020
Number of shares as of January 1,	2,640,429,329	2,653,124,025	2,601,881,075
TotalEnergies shares held by TotalEnergies SE or by its subsidiaries and deducted from shareholders' equity	(33,841,104)	(24,392,703)	(15,474,234)
Evolution of the number of shares during the financial year pro-rated
Final grant of TotalEnergies performance shares	5,152,336	3,810,430	2,154,064
Capital increase reserved for employees (a)	5,465,154	6,177,333	7,689,476
Capital increase as payment of the scrip dividend	–	–	17,445,857
Buyback of TotalEnergies treasury shares including:	(62,498,318)	(7,296,460)	(11,669,489)
Shares repurchased during the fiscal year to cancel the dilution caused by the scrip dividend payment and within the framework of the share buyback program	(58,621,530)	(3,762,794)	(10,666,710)
Shares repurchased during the fiscal year to cover for the performance share plans	(3,876,788)	(3,533,666)	(1,002,779)
WEIGHTED-AVERAGE NUMBER OF SHARES	2,554,707,397	2,631,422,625	2,602,026,749
Dilutive effect
Grant of TotalEnergies performance shares	15,890,560	14,492,673	–
Capital increase reserved for employees(a)	1,584,068	1,552,947	–
WEIGHTED-AVERAGE NUMBER OF DILUTED SHARES AS OF DECEMBER 31,(b)	2,572,182,025	2,647,468,245	2,602,026,749

(a)    Including the shares granted in consideration to the deferred contribution pursuant to the capital increase reserved for employees.

(b)    In 2020, the effect generated by the grant of TotalEnergies performance shares and by the capital increase reserved for employees (19,007,836 shares) is anti-dilutive. In accordance with IAS 33, the weighted-average number of diluted shares is therefore equal to the weighted-average number of shares.

Earnings per share in euros

The earnings per share in euros, converted from the earnings per share in dollars, by using the average exchange rate euro/dollar, is €7.51 per share for 2022 closing (€5.03 for 2021 closing). The fully-diluted earnings per share calculated by using the same method is €7.45 per share for 2022 closing (€5.01 for 2021 closing).

Dividend

On February 7, 2023, the Board of Directors after approving the financial statements for fiscal year 2022, decided to propose to the Shareholders’ Meeting on May 26, 2023 the distribution of an ordinary €2.81 dividend per share for fiscal year 2022. Subject to the Shareholders’ decision on May 26, 2023, considering the first three interim dividends already decided by the Board of Directors, the final ordinary dividend for the fiscal year 2022 will be €0.74 per share.

2022 Dividend	First interim	Second interim	Third interim	Final
Amount	€0.69	€0.69	€0.69	€0.74
Set date	April 27, 2022	July 27, 2022	October 26, 2022	February 7, 2023
Ex-dividend date	September 21, 2022	January 2, 2023	March 22, 2023	June 21, 2023
Payment date	October 3, 2022	January 12, 2023	April 3, 2023	July 3, 2023

Following its decisions of September 28, 2022, the Board of Directors of October 26, 2022 confirmed the distribution of a special interim dividend of €1 per share. This interim dividend has been detached on December 6, 2022 and paid in cash on December 16, 2022.

Subject to the Shareholders’ decision on May 26, 2023, given the special interim dividend for the 2022 financial year already paid, this special dividend of €1 per share would not give rise to the payment of a balance.

Special interim dividend
Amount per share	€1.00
Ex-dividend date	December 6, 2022
Payment date	December 16, 2022

Subject to the Shareholder's decision on May 26, 2023, dividend for fiscal year 2022 (ordinary plus special) will amount to €3.81 per share.

Issuances of perpetual subordinated notes

As of December 31, 2022, the amount of perpetual subordinated notes booked in TotalEnergies shareholders' equity is $13,882 million. The coupons attributable to the holders of these securities are recognized as a deduction from TotalEnergies shareholders' equity for an amount of $331 million for fiscal year 2022. The tax deduction due to these coupons is booked in the statement of income.

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

These two tranches were issued to refinance the €1,750 million perpetual subordinated notes carrying a coupon of 3.875% and whose redemption option was exercised on its first call date on May 18, 2022.

Form 20-F 2022 TotalEnergies	F-55

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Summary of the perpetual deeply subordinated notes of TotalEnergies SE:

Perpetual deeply subordinated notes issues by TotalEnergies SE				Outstanding amount in M€ as of:
Date	Amount issued (M€)	Coupon (%)	First call date	December 31, 2022	December 31, 2021	December 31, 2020
January 17, 2022	1,000	2.000%	April 17, 2027	1,000	–	–
	750	3.250%	January 17, 2037	750	–	–
January 25, 2021	1,500	2.125%	January 25, 2033	1,500	1,500	–
	1,500	1.625%	January 25, 2028	1,500	1,500	–
September 4, 2020	1,000	2.000%	September 4, 2030	1,000	1,000	1,000
April 4, 2019	1,500	1.750%	April 4, 2024	1,500	1,500	1,500
October 6, 2016	1,500	3.369%	October 6, 2026	1,500	1,500	1,500
	1,000	2.708%	May 5, 2023	1,000	1,000	1,000
May 18, 2016	1,750	3.875%	May 18, 2022	–	1,750	1,750
February 26, 2015	2,500	2.250%	February 26, 2021	–	–	297
	2,500	2.625%	February 26, 2025	2,500	2,500	2,500
TOTAL				12,250	12,250	9,547

Other comprehensive income

Detail of other comprehensive income showing both items potentially reclassifiable and those not potentially reclassifiable from equity to net income is presented in the table below:

For the year ended December 31,
(M$)	2022	2021	2020
Actuarial gains and losses	574	1,035	(212)
Change in fair value of investments in equity instruments	112	66	533
Tax effect	(96)	(411)	65
Currency translation adjustment generated by the parent company	(4,976)	(7,202)	7,541
Sub-total items not potentially reclassifiable to profit & loss	(4,386)	(6,512)	7,927
Currency translation adjustment	1,734	4,216	(4,645)
– Unrealized gain/(loss) of the period	1,974	4,380	(4,607)
– Less gain/(loss) included in net income	240	164	38
Cash flow hedge	(5,452)	278	(313)
– Unrealized gain/(loss) of the period	(4,190)	109	(175)
– Less gain/(loss) included in net income	1,262	(169)	138
Variation of foreign currency basis spread	65	2	28
– Unrealized gain/(loss) of the period	26	(47)	(22)
– Less gain/(loss) included in net income	(39)	(49)	(50)
Share of other comprehensive income of equity affiliates, net amount	3,497	706	(1,831)
– Unrealized gain/(loss) of the period	1,071	626	(1,841)
– Less gain/(loss) included in net income	(2,426)	(80)	(10)
Other	(16)	(1)	(8)
Tax effect	1,449	(135)	72
Sub-total items potentially reclassifiable to profit & loss	1,277	5,066	(6,697)
TOTAL OTHER COMPREHENSIVE INCOME, NET AMOUNT	(3,109)	(1,446)	1,230

The currency translation adjustment by currency is detailed in the following table:

As of December 31, 2022			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Currency translation adjustment generated by the parent company	(4,976)	(4,976)	–	–	–
Currency translation adjustment	1,734	3,120	(592)	4	(798)
Currency translation adjustment of equity affiliates	3,002	(1,076)	31	4,247	(200)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(240)	(2,932)	(561)	4,251	(998)

F-56	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

As of December 31, 2021			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Currency translation adjustment generated by the parent company	(7,202)	(7,202)	–	–	–
Currency translation adjustment	4,216	4,654	(180)	(1)	(257)
Currency translation adjustment of equity affiliates	536	730	4	(27)	(171)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(2,450)	(1,818)	(176)	(28)	(428)

As of December 31, 2020			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Currency translation adjustment generated by the parent company	7,541	7,541	–	–	–
Currency translation adjustment	(4,645)	(4,668)	115	(12)	(80)
Currency translation adjustment of equity affiliates	(1,657)	(851)	(11)	(886)	91
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	1,239	2,022	104	(898)	11

Tax effects relating to each component of other comprehensive income are as follows:

	2022			2021			2020
For the year ended December 31,	Pre-tax	Tax	Net	Pre-tax	Tax	Net	Pre-tax	Tax	Net
(M$)	amount	effect	amount	amount	effect	amount	amount	effect	amount
Actuarial gains and losses	574	(106)	468	1,035	(372)	663	(212)	47	(165)
Change in fair value of investments in equity instruments	112	10	122	66	(39)	27	533	18	551
Currency translation adjustment generated by the parent company	(4,976)	–	(4,976)	(7,202)	–	(7,202)	7,541	–	7,541
Sub-total items not potentially reclassifiable to profit & loss	(4,290)	(96)	(4,386)	(6,101)	(411)	(6,512)	7,862	65	7,927
Currency translation adjustment	1,734	–	1,734	4,216	–	4,216	(4,645)	–	(4,645)
Cash flow hedge	(5,452)	1,466	(3,986)	278	(130)	148	(313)	79	(234)
Variation of foreign currency basis spread	65	(17)	48	2	(5)	(3)	28	(7)	21
Share of other comprehensive income of equity affiliates, net amount	3,497	–	3,497	706	–	706	(1,831)	–	(1,831)
Other	(16)	–	(16)	(1)	–	(1)	(8)	–	(8)
Sub-total items potentially reclassifiable to profit & loss	(172)	1,449	1,277	5,201	(135)	5,066	(6,769)	72	(6,697)
TOTAL OTHER COMPREHENSIVE INCOME	(4,462)	1,353	(3,109)	(900)	(546)	(1,446)	1,093	137	1,230

Non-controlling interests

As of December 31, 2022, the subsidiaries with the most significant non-controlling interests are TotalEnergies Australia Unit Trust, TotalEnergies Gabon and TotalEnergies E&P Congo.

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

A.  TotalEnergies share subscription or purchase option plans

The Extraordinary Shareholders’ Meeting of May 29, 2020 authorised the Board of Directors, for a period of thirty-eight months to grant share subscription or purchase options. The Board of Directors has not decided any grant of TotalEnergies share subscription or purchase option plan by virtue of this authorisation and all previous option plans have expired.

Form 20-F 2022 TotalEnergies	F-57

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

B.  TotalEnergies Performance share plans

	2017	2018	2019	2020	2021	2022		Total
Date of the Shareholders’ Meeting	5/24/2016	5/24/2016	6/1/2018	6/1/2018	6/1/2018	5/28/2021
Award date	7/26/2017	3/14/2018	3/13/2019	3/18/2020	5/28/2021	3/16/2022
Date of the final award (end of the vesting period)	7/27/2020	3/15/2021	3/14/2022	3/20/2023	5/29/2024	3/17/2025
Transfer authorized as from	7/28/2022	3/16/2023	3/15/2024	3/21/2025	5/30/2026	3/17/2025
Grant date IFRS 2 fair value	35.57	€36.22	€40.11	€12.40	€27.40	€37.22	€
Number of performance shares
Outstanding as of January 1, 2020	5,607,859	6,028,435	6,407,643	–	–	–		18,043,937
Notified	–	–	–	6,727,352	–	–		6,727,352
Cancelled	(1,313,687)	(55,830)	(44,289)	(18,691)	–	–		(1,432,497)
Finally granted	(4,294,172)	(10,740)	(10,890)	(1,773)	–	–		(4,317,575)
Outstanding as of January 1, 2021	–	5,961,865	6,352,464	6,706,888	–	–		19,021,217
Notified	–	–	–	–	6,764,548	–		6,764,548
Cancelled	–	(1,395,555)	(58,578)	(52,301)	(31,118)	–		(1,537,552)
Finally granted	–	(4,566,310)	(4,810)	(1,385)	(690)	–		(4,573,195)
Outstanding as of January 1, 2022	–	–	6,289,076	6,653,202	6,732,740	–		19,675,018
Notified	–	–	–	–	–	7,353,271		7,353,271
Cancelled	–	–	(127,852)	(65,561)	(57,410)	(27,690)		(278,513)
Finally granted	–	–	(6,161,224)	(12,680)	(13,750)	(8,000)		(6,195,654)
OUTSTANDING AS OF DECEMBER 31, 2022	–	–	–	6,574,961	6,661,580	7,317,581		20,554,122

The performance shares, which are bought back by TotalEnergies SE on the market, are finally granted to their beneficiaries after a 3-year vesting period, from the date of the grant. The final grant is subject to a continued employment condition as well as:

-	two performance conditions for the 2017 and 2018 Plans,
-	three performance conditions for the 2019 Plan,
-	four performance conditions for the 2020 Plan, and
-	five performance conditions for the 2021 and 2022 Plans.

Moreover, the transfer of the performance shares finally granted  under the 2017 to 2021 Plans will not be permitted until the end of a 2-year holding period from the date of the final grant.

2022 Plan

On March 16, 2022, the Board of Directors granted performance shares to certain employees and executive directors of TotalEnergies SE or its subsidiaries, subject to the fulfilment of the continued employment condition and five performance conditions.

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

The applicable performance conditions are as follows:

-

For 25% of the shares, the Corporation will be ranked against its peers (ExxonMobil, Shell, BP and Chevron) based on the Total Shareholder Return (“TSR”) during the three vesting years (2022, 2023 and 2024). The TSR criterion considered is that of the last quarter of the year, the dividend being considered reinvested based on the closing price on the ex-dividend date.

-

For 25% of the shares, the Corporation will be ranked against its peers (ExxonMobil, Shell, BP and Chevron) based on the annual variation in net cash flow per share criterion expressed in dollars during the three vesting years (2022, 2023 and 2024).

-

For 20% of the shares, the level reached by the pre-dividend organic cash breakeven in view of the objective set for the three vesting years (2022, 2023 and 2024). The pre-dividend organic cash breakeven is defined as the Brent price for which the operating cash flow before working capital changes (MBA) covers the organic investments[1]. The ability of the Company to resist to the variations of the Brent barrel price is measured by this parameter.

-

For 15% of the shares, the change in the greenhouse gas (GHG) emissions on operated facilities (Scope 1+2) in relation to the achievement of the target to reduce the GHG emissions set for fiscal years 2022, 2023 and 2024.

-

For 15% of the shares, the criterion of the change in the indirect GHG emissions related to the use by customers of the energy products (Scope 32) in Europe in relation to the achievement of the target to reduce these GHG emissions set for fiscal years 2022, 2023 and 2024.

1 Organic investments: net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

2 GHG Protocol – Category 11

F-58	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

C.  Share-based payment expense

Share-based payment expense before tax was broken down as follows:

As of December 31,
(M$)	2022	2021	2020
TotalEnergies performance shares plans	200	129	176
SunPower plans (a)	23	25	26
Capital increase reserved for employees	28	14	12
TOTAL	251	168	214

(a)Since September 30, 2022, TotalEnergies' 50.5% subsidiary in SunPower is accounted for using the equity method in the Company's consolidated accounts (see note 2 to the consolidated accounts)

The main assumptions used for the valuation of the cost of the capital increase reserved for employees in 2022 were the following:

For the year ended December 31,	2022
Date of the Board of Directors meeting that decided the issue	September 15, 2021
Reference price (€) (a)	46.22
Subscription price (€) (b)	37.00
Number of shares issued (in millions) (c)	9.36
(a)

Average of the closing prices of the TotalEnergies shares over the twenty trading sessions preceding April 27, 2022, being the date of the Chairman and CEO’s decision setting the opening date of the subscription period and the subscription price.

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

The net periodic pension cost is recognized under “Other operating expenses”.

Liabilities for employee benefits obligations consist of the following:

As of December 31,
(M$)	2022	2021	2020
Pension benefits liabilities	1,308	1,966	3,111
Other benefits liabilities	467	633	700
Restructuring reserves (early retirement plans)	54	73	106
TOTAL	1,829	2,672	3,917
Net liabilities relating to assets held for sale	–	(1)	1

Description of plans and risk management

TotalEnergies operates, for the benefit of its current and former employees, both defined benefit plans and defined contribution plans.

TotalEnergies recognized a charge of $152 million for defined contribution plans in 2022 ($145 million in 2021 and $135 million in 2020).

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

Form 20-F 2022 TotalEnergies	F-59

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 10

In order to manage the inherent risks, TotalEnergies has implemented a dedicated governance framework to ensure the supervision of the different plans. These governance rules provide for:

-	TotalEnergies' representation in key governance bodies or monitoring committees;
-	the principles of the funding policy;
-	the general investment policy, including for most plans:
-	the establishment of a monitoring committee to define and follow the investment strategy and performance,
-	the principles in respect of investment allocation are respected;
-	a procedure to approve the establishment of new plans or the amendment of existing plans;
-	the principles of administration, communication and reporting.

Change in benefit obligations and plan assets

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

As of December 31,	Pension benefits			Other benefits
(M$)	2022	2021	2020	2022	2021	2020
Change in benefit obligation
Benefit obligation at beginning of year	11,777	13,591	12,285	633	700	742
Current service cost	202	247	244	15	17	19
Interest cost	195	164	217	12	8	11
Past service cost	27	(197)	–	9	(1)	–
Settlements	5	3	(10)	-	–	(3)
Plan participants' contributions	17	17	10	1	–	–
Benefits paid	(661)	(704)	(702)	(22)	(34)	(27)
Actuarial losses / (gains)	(2,502)	(734)	818	(155)	(11)	(89)
Foreign currency translation and other	(793)	(610)	729	(25)	(46)	47
Benefit obligation at year-end	8,267	11,777	13,591	467	633	700
Of which plans entirely or partially funded	7,806	11,143	12,830	-	–	–
Of which plans not funded	461	634	761	467	633	700
Change in fair value of plan assets
Fair value of plan assets at beginning of year	(10,231)	(10,580)	(9,769)	–	–	–
Interest income	(190)	(146)	(191)	–	–	–
Actuarial losses / (gains)	2,083	(290)	(517)	–	–	–
Settlements	2	–	2	–	–	–
Plan participants’ contributions	(17)	(17)	(10)	–	–	–
Employer contributions	(260)	(303)	(229)	–	–	–
Benefits paid	607	635	622	–	–	–
Foreign currency translation and other	700	470	(488)	–	–	–
Fair value of plan assets at year-end	(7,306)	(10,231)	(10,580)	–	–	–
UNFUNDED STATUS	961	1,546	3,011	467	633	700
Asset ceiling	46	41	36	–	–	–
NET RECOGNIZED AMOUNT	1,007	1,587	3,047	467	633	700
Pension benefits and other benefits liabilities	1,308	1,966	3,111	467	633	700
Other non-current assets	(301)	(378)	(65)	–	–	–
Net benefit liabilities relating to assets held for sale	–	(1)	1	–	–	–

As of December 31, 2022, the contribution from the main geographical areas for the net pension liability in the balance sheet is: 85% for the Euro area, (10)% for the United Kingdom and 24% for the United States.

The amounts recognized in the consolidated income statement and the consolidated statement of comprehensive income for defined benefit plans are detailed as follows:

For the year ended December 31,	Pension benefits			Other benefits
(M$)	2022	2021	2020	2022	2021	2020
Current service cost	202	247	244	15	17	19
Past service cost	27	(197)	–	9	(1)	–
Settlements	7	3	(7)	–	–	(3)
Net interest cost	5	18	25	12	8	11
Benefit amounts recognized on Profit & Loss	241	71	262	36	24	27
- Actuarial (Gains) / Losses
* Effect of changes in demographic assumptions	1	(71)	(12)	(9)	(8)	(3)
* Effect of changes in financial assumptions	(2,617)	(450)	773	(138)	2	(1)
* Effect of experience adjustments	111	(214)	57	(8)	(5)	(85)
* Actual return on plan assets	2,083	(294)	(517)	–	–	–
- Effect of asset ceiling	3	5	–	–	–	–
Benefit amounts recognized on Equity	(419)	(1,024)	301	(155)	(11)	(89)
TOTAL BENEFIT AMOUNTS RECOGNIZED ON COMPREHENSIVE INCOME	(178)	(953)	563	(119)	13	(62)

F-60	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 10

Expected future cash outflows

The average duration of accrued benefits is approximately 12 years for defined pension benefits and 15 years for other benefits. TotalEnergies expects to pay contributions of $234 million in respect of funded pension plans in 2023.

Estimated future benefits either financed from plan assets or directly paid by the employer are detailed as follows:

Estimated future payments
(M$)	Pension benefits	Other benefits
2023	586	25
2024	495	25
2025	504	25
2026	537	25
2027	589	25
2028-2032	3,059	121

Type of assets

Asset allocation	Pension benefits
as of December 31,	2022	2021	2020
Equity securities	26%	39%	25%
Debt securities	46%	35%	45%
Monetary	3%	1%	2%
Annuity contracts	17%	17%	20%
Real estate	8%	8%	8%

Investments on equity and debt markets are quoted on active markets.

Main actuarial assumptions and sensitivity analysis

Assumptions used to determine benefits obligations:

	Pension benefits			Other benefits
As of December 31,	2022	2021	2020	2022	2021	2020
Discount rate (weighted average for all regions)	4.39%	1.82%	1.28%	4.45%	1.83%	1.41%
Of which Euro zone	3.70%	0.99%	0.52%	3.48%	1.05%	0.68%
Of which United States	4.50%	3.00%	2.50%	4.50%	3.00%	2.50%
Of which United Kingdom	4.75%	2.00%	1.50%	–	–	–
Inflation rate (weighted average for all regions)	2.91%	2.41%	2.06%	–	–	–
Of which Euro zone	2.49%	1.71%	1.24%	–	–	–
Of which United States	2.50%	2.50%	2.50%	–	–	–
Of which United Kingdom	3.25%	3.25%	3.00%	–	–	–

The discount rate retained is determined by reference to the high quality rates for AA-rated corporate bonds for a duration equivalent to that of the obligations. It derives from a benchmark per monetary area of different market data at the closing date.

Sensitivity to inflation in respect of defined benefit pension plans is not material in the United States.

A 0.5% increase or decrease in discount rates – all other things being equal - would have the following approximate impact on the benefit obligation:

(M$)	0.5% Increase	0.5% Decrease
Benefit obligation as of December 31, 2022	(510)	623

A 0.5% increase or decrease in inflation rates – all other things being equal - would have the following approximate impact on the benefit obligation:

(M$)	0.5% Increase	0.5% Decrease
Benefit obligation as of December 31, 2022	303	(284)

Form 20-F 2022 TotalEnergies	F-61

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 10 and 11

10.2 Payroll and staff

For the year ended December 31,	2022	2021	2020
Personnel expenses (M$)
Wages and salaries (including social charges)	9,002	9,207	8,908
TotalEnergies employees at December 31,
France (DROM COM includ.)
● Management	14,130	13,903	14,016
● Other	20,829	21,232	21,886
International
● Management	18,183	17,346	17,102
● Other	48,137	48,828	52,472
TOTAL	101,279	101,309	105,476

The number of employees includes only employees of fully consolidated subsidiaries.

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

Income taxes are detailed as follows:

For the year ended December 31,
(M$)	2022	2021	2020
Current income taxes	(19,825)	(8,158)	(2,450)
Deferred income taxes	(2,417)	(1,429)	2,132
TOTAL INCOME TAXES	(22,242)	(9,587)	(318)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances are as follows:

As of December 31,
(M$)	2022	2021	2020
Net operating losses and tax carry forwards	3,600	5,129	5,106
Employee benefits	409	586	1,004
Other temporary non-deductible provisions	8,813	8,235	9,068
Differences in depreciations	(14,692)	(15,233)	(14,641)
Other temporary tax deductions	(4,102)	(4,221)	(3,847)
NET DEFERRED TAX LIABILITY	(5,972)	(5,504)	(3,310)

The reserves of TotalEnergies subsidiaries that would be taxable if distributed but for which no distribution is planned, and for which no deferred tax liability has therefore been recognized, totaled $1,103 million as of December 31, 2022.

Deferred tax assets not recognized as of December 31, 2022, amount to $3,854 million as their future recovery was not regarded as probable given the expected results of the entities. Particularly in the Exploration & Production segment, when the affiliate or the field concerned is in its exploration phase, the net operating losses created during this phase will be useable only if a final investment and development decision is made. Accordingly, the time limit for the utilization of those net operating losses is not known.

Deferred tax assets not recognized relate notably to France for an amount of $1,189 million and to Canada for an amount of $998 million.

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31,
(M$)	2022	2021	2020
Deferred tax assets	5,049	5,400	7,016
Deferred tax liabilities	(11,021)	(10,904)	(10,326)
NET AMOUNT	(5,972)	(5,504)	(3,310)

F-62	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 11

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31,
(M$)	2022	2021	2020
Opening balance	(5,504)	(3,310)	(5,642)
Deferred tax on income	(2,417)	(1,429)	2,132
Deferred tax on shareholders' equity (a)	1,353	(546)	137
Changes in scope of consolidation and others	218	(315)	76
Currency translation adjustment	378	96	(13)
CLOSING BALANCE	(5,972)	(5,504)	(3,310)
(a)

This amount includes mainly deferred taxes on actuarial gains and losses, current income taxes and deferred taxes for changes in fair value of investments inequity instruments, as well as deferred taxes related to the cash flow hedge (see Note 9 to the Consolidated Financial Statements).

Reconciliation between provision for income taxes and pre-tax income

For the year ended December 31,
(M$)	2022	2021	2020
Consolidated net income	21,044	16,366	(7,336)
Income taxes	22,242	9,587	318
Pre-tax income	43,286	25,953	(7,018)
French statutory tax rate	25.83%	28.41%	32.02%
Theoretical tax charge	(11,181)	(7,373)	2,247
Difference between French and foreign income tax rates	(9,625)	(3,754)	(1,109)
Tax effect of equity in income (loss) of affiliates	(489)	977	145
Permanent differences exponant (a)	(676)	738	665
Adjustments on prior years income taxes	64	109	(31)
Adjustments on deferred tax related to changes in tax rates	(610)	(119)	(204)
Variation of deferred tax assets not recognized	275	(165)	(2,031)
INCOME TAXES IN THE STATEMENT OF INCOME	(22,242)	(9,587)	(318)

(a) Including the European Solidarity Contribution 2022 for a total of €0.9 billion. The European Solidarity Contribution 2022, including the 2022 contribution on the sub-marginal rent of electricity production, amounts to €1 billion or $1.1 billion.

The French statutory tax rate includes the standard corporate tax rate (25%), additional and exceptional applicable taxes that bring the overall tax rate to 25.83% in 2022 (versus 28.41% in 2021 and 32.02% in 2020).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities.

Schedule of losses and tax credits carried forward

TotalEnergies has deferred tax assets related to losses and carried forward tax credit which expire according to the following years:

As of December 31,
(M$)	2022	2021	2020
2021			69
2022		27	26
2023	4	1	7
2024	2	5	2
2025(a)	4	25	1,643
2026(b)	8	1,652
2027 and after	1,220
Unlimited	2,362	3,419	3,359
TOTAL	3,600	5,129	5,106

(a)	2025 and after for 2020.
(b)	2026 and after for 2021.

As of December 31, 2022 the schedule of deferred tax assets related to carried forward tax credits on net operating losses for the main countries is as follows:

	Tax
As of December 31, 2022		United
(M$)	Australia	States	Canada	France
2023
2024
2025
2026			32
2027 and after		326	812
Unlimited	820	581		487
TOTAL	820	907	843	487

Form 20-F 2022 TotalEnergies	F-63

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

As of December 31,
(M$)	2022	2021	2020
Litigations and accrued penalty claims	529	285	320
Provisions for environmental contingencies	751	812	960
Asset retirement obligations	13,110	14,976	15,368
Other non-current provisions	3,633	2,766	2,868
of which restructuring activities	282	506	293
of which financial risks related to non-consolidated and equity accounted for affiliates	1,582	265	134
of which contingency reserve on solar panels warranties (SunPower)	–	83	82
Other non-current liabilities	3,379	1,430	1,409
TOTAL	21,402	20,269	20,925

In 2022, litigation reserves amount to $529 million of which $257 million in the Exploration & Production, notably in Brazil, Bolivia and Angola, and $159 million in Refining-Chemicals.

In 2021, litigation reserves amounted to $285 million of which $192 million in the Exploration & Production, notably in Brazil, Bolivia and Angola.

In 2020, litigation reserves amounted to $320 million of which $208 million in the Exploration & Production, notably in Brazil and Angola.

Other non-current liabilities mainly include debts whose maturity is more than one year related to fixed assets acquisitions.

Changes in provisions and other non-current liabilities

Changes in provisions and other non-current liabilities are as follows:

				Currency
	As of			translation		As of
(M$)	January, 1	Allowances	Reversals	adjustment	Other	December, 31
2022	20,269	2,724	(1,397)	(834)	640	21,402
of which provisions for financial risks	–	1,363	(15)	–	–	–
of which asset retirement obligations	–	430	(418)	–	–	–
of which provisions for environmental contingencies	–	97	(133)	–	–	–
of which provisions for restructuring of activities	–	31	(230)	–	–	–
2021	20,925	1,446	(1,560)	(404)	(138)	20,269
of which asset retirement obligations	–	449	(527)	–	–	–
of which provisions for environmental contingencies	–	43	(178)	–	–	–
of which provisions for restructuring of activities	–	415	(178)	–	–	–
2020	20,613	1,756	(1,378)	452	(518)	20,925
of which asset retirement obligations	–	607	(519)	–	–	–
of which provisions for environmental contingencies	–	217	(93)	–	–	–
of which provisions for restructuring of activities	–	271	(135)	–	–	–

F-64	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 12

Asset retirement obligations

Accounting principles

Asset retirement obligations, which result from a legal or constructive obligation, are recognized based on a reasonable estimate in the period in which the obligation arises.

The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the useful life of this asset.

An entity is required to measure changes in the liability for an asset retirement obligation due to the passage of time (accretion) by applying a discount rate to the amount of the liability. Given the long-term nature of expenditures related to our asset retirement obligations, the rate is determined by reference to the rates of high quality AA-rated corporate bonds on the USD area for a long-term horizon. The increase of the provision due to the passage of time is recognized as “Other financial expense”.

The discount rate used for the valuation of asset retirement obligation is 4% in 2022 and 3% in 2021 and in 2020 (the expenses are estimated at current currency values with an inflation rate of 2% in 2022 and 1.5% in 2021 and in 2020).

A decrease of 0.5% of this rate would increase the asset retirement obligation by $955 million, with a corresponding impact in tangible assets, and with a negative impact of approximately $76 million on the following years net income. Conversely, an increase of 0.5% would have a nearly symmetrical impact compared to the effect of the decrease of 0.5%.

Changes in the asset retirement obligation are as follows:

					Spending on	Currency
	As of		Revision in	New	existing	translation		As of
(M$)	January 1,	Accretion	estimates	obligations	obligations	adjustment	Other	December 31,
2022	14,976	430	(1,172)	198	(418)	(663)	(241)	13,110
2021	15,368	449	(109)	228	(527)	(194)	(239)	14,976
2020	14,492	607	526	87	(519)	284	(109)	15,368

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

Also in France, several associations have brought a civil action against TotalEnergies and TotalEnergies Gaz et Electricité France to the Paris Court of Justice, seeking a ruling that the company's corporate communication and the advertising campaign broadcast since May 2021 after the change of name to TotalEnergies contain false or misleading environmental claims. TotalEnergies believes that these accusations are unfounded.

In the United States, two subsidiaries of TotalEnergies were assigned in 2017 by certain communities and associations for their liability in climate change before a California Court. These two subsidiaries, as well as the 34 other companies and professional associations, are contesting the State Court's competence to rule this request. in September 2020, the Attorney General of the State of Delaware launched an indemnity claim based upon climate change against the Corporation, Total Specialties USA (now known as TotalEnergies Marketing USA, inc.) and about 30 other oil companies before a court of this State. These Companies are contesting the competence of such court to rule this request.

Form 20-F 2022 TotalEnergies	F-65

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

Note 13 Off balance sheet commitments and lease contracts

13.1 OFF BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

	Maturity and installments
As of December 31, 2022		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	35,684	–	14,229	21,455
Current portion of non-current debt obligations net of hedging instruments (Note 15)	5,328	5,328	–	–
Lease obligations (Note 13.2)	9,714	1,437	3,872	4,405
Asset retirement obligations (Note 12)	13,110	521	1,497	11,092
Contractual obligations recorded in the balance sheet	63,836	7,286	19,598	36,952
Lease obligations for low value assets, short term contracts or not yet commenced (Note 13.2)	1,830	783	610	437
Purchase obligations	139,050	11,286	40,516	87,248
Contractual obligations not recorded in the balance sheet	140,880	12,069	41,126	87,685
TOTAL OF CONTRACTUAL OBLIGATIONS	204,716	19,355	60,724	124,637
Guarantees given to customs authorities	2,003	1,904	53	46
Guarantees given on borrowings	20,218	2,519	5,814	11,885
Guarantees related to sales of businesses	310	157	–	153
Guarantees of current liabilities	62	61	1	–
Guarantees to customers / suppliers	23,757	3,539	2,275	17,943
Letters of credit	2,430	2,241	172	17
Other operating commitments	23,039	5,198	900	16,941
TOTAL OF OTHER COMMITMENTS GIVEN	71,819	15,619	9,215	46,985
Assets received as collateral (security interests)	45	14	10	21
Sales obligations	94,977	6,267	36,341	52,369
Other commitments received	25,650	19,261	2,817	3,572
TOTAL OF COMMITMENTS RECEIVED	120,672	25,542	39,168	55,962
Of which commitments given relating to joint ventures	32,054	2,006	5,666	24,382
Of which commitments given relating to associates	52,270	839	11,638	39,793

	Maturity and installments
As of December 31, 2021		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	40,311	–	16,811	23,500
Current portion of non-current debt obligations net of hedging instruments (Note 15)	5,073	5,073	–	–
Lease obligations (Note 13.2)	9,034	1,390	3,321	4,323
Asset retirement obligations (Note 12)	14,976	610	1,751	12,615
Contractual obligations recorded in the balance sheet	69,394	7,073	21,883	40,438
Lease obligations for low value assets, short term contracts or not yet commenced (Note 13.2)	1,679	689	543	447
Purchase obligations	136,032	13,333	36,174	86,525
Contractual obligations not recorded in the balance sheet	137,711	14,022	36,717	86,972
TOTAL OF CONTRACTUAL OBLIGATIONS	207,105	21,095	58,600	127,410
Guarantees given to customs authorities	2,236	2,122	50	64
Guarantees given on borrowings	20,428	595	3,734	16,099
Guarantees related to sales of businesses	316	163	–	153
Guarantees of current liabilities	70	69	1	–
Guarantees to customers / suppliers	23,494	3,093	4,376	16,025
Letters of credit	2,993	2,869	122	2
Other operating commitments	21,138	3,058	1,594	16,486
TOTAL OF OTHER COMMITMENTS GIVEN	70,675	11,969	9,877	48,829
Assets received as collateral (security interests)	62	37	16	9
Sales obligations	92,555	7,565	33,271	51,719
Other commitments received	22,326	17,285	1,755	3,286
TOTAL OF COMMITMENTS RECEIVED	114,943	24,887	35,042	55,014
Of which commitments given relating to joint ventures	33,373	253	7,353	25,767
Of which commitments given relating to associates	34,491	727	9,110	24,654

F-66	TotalEnergies Form 20-F 2022

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

A.    Contractual obligations

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Non-current financial assets” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds and excludes non-current lease obligations of $8,277 million.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds and excludes the current portion of lease obligations of $1,437 million.

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

Form 20-F 2022 TotalEnergies	F-67

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

Guarantees given on borrowings

TotalEnergies guarantees bank debt and lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2022, the maturities of these guarantees are up to 2047.

As of December 31, 2022, the guarantees provided by TotalEnergies SE in connection with the financing of the Ichthys LNG project amount to $4,659 million. As of December 31, 2021, the guarantees amounted to $4,860 million.

As of December 31, 2022, the guarantees provided by TotalEnergies SE in connection with the financing of the Mozambique LNG project amount to $4,600 million as in 2021.

As of December 31, 2022, the guarantees provided by TotalEnergies SE in connection with the financing of the Yamal LNG project amount to $3,483 million. As of December 31, 2021, the guarantees amounted to $3,469 million.

As of December 31, 2022, guarantees provided by TotalEnergies SE in connection with the financing of the Bayport Polymers LLC project, amount to $1,820 million as in 2021.

As of December 31, 2022, guarantees provided by TotalEnergies Holdings in connection with the financing of the Seagreen project, amount to $1,204 million. As of December 31, 2021, the guarantees amounted to $481 million.

As of December 31, 2022, TotalEnergies SE has confirmed guarantees for TotalEnergies Refining Saudi Arabia SAS shareholders' advances for an amount of $1,025 million. As of December 31, 2021, the guarantees amounted to $1,120 million.

As of December 31, 2022, the guarantees provided by TotalEnergies SE in connection with the financing of the Arctic LNG2 project amount to $1,013 million. As of December 31, 2021, the guarantees amounted to $1,076 million.

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

TotalEnergies mainly leases real estate, retail stations, ships, and other equipment (see Note 7 to the Consolidated Financial Statements).

F-68	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

The future minimum lease payments on leases to which TotalEnergies is committed are as follows:

For the year ended December 31, 2022		Leases recorded in
(M$)	Exempted contracts	balance sheet
2023	783	2,189
2024	190	1,646
2025	154	1,255
2026	137	1,140
2027	129	993
2028 and beyond	437	6,053
Total minimum payments	1,830	13,276
Less financial expenses		(3,562)
Nominal value of contracts		9,714
Less current portion of lease contracts (note 15)		(1,437)
Non-current lease liabilities		8,277

For the year ended December 31, 2021		Leases recorded in
(M$)	Exempted contracts	balance sheet
2022	689	1,835
2023	194	1,347
2024	136	1,199
2025	111	1,097
2026	102	1,021
2027 and beyond	447	6,017
Total minimum payments	1,679	12,516
Less financial expenses		(3,482)
Nominal value of contracts		9,034
Less current portion of lease contracts (note 15)		(1,390)
Non-current lease liabilities		7,644

For the year ended December 31, 2020		Leases recorded in
(M$)	Exempted contracts	balance sheet
2021	704	1,659
2022	252	1,366
2023	159	1,117
2024	118	1,022
2025	97	964
2026 and beyond	415	6,325
Total minimum payments	1,745	12,453
Less financial expenses		(3,510)
Nominal value of contracts		8,943
Less current portion of lease contracts (note 15)		(1,207)
Non-current lease liabilities		7,736

For the year ended December 31, 2022, rental expense recorded in the income statement and incurred under short term leases or low value assets leases and under variable lease payments is $701 million and $151 million, respectively.

For the year ended December 31, 2021, rental expense recorded in the income statement and incurred under short term leases or low value assets leases and under variable lease payments was $487 million and $242 million, respectively.

For the year ended December 31, 2020, rental expense recorded in the income statement and incurred under short team leases or low value assets leases and under variable lease payments was $600 million and $162 million, respectively.

Other information required on lease debts, notably their maturity, is presented in Note 15 to the consolidated financial statements.

Form 20-F 2022 TotalEnergies	F-69

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14

Note 14 Financial assets and liabilities analysis per instrument class and strategy

The financial assets and liabilities disclosed in the balance sheet are detailed as follows:

As of December 31, 2022			Other
(M$)		Fair value through	Comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	Income	hedging instruments	Total	Fair value
Equity affiliates: loans	3,733	–	–	–	3,733	3,733
Other investments	–	932	119	–	1,051	1,051
Non-current financial assets	1,428	490	–	813	2,731	2,731
Other non-current assets	2,087	–	–	–	2,087	2,087
Accounts receivable, net(b)	24,378	–	–	–	24,378	24,378
Other operating receivables	8,069	19,529	691	–	28,289	28,289
Current financial assets	7,536	1,071	137	2	8,746	8,746
Cash and cash equivalents	33,026	–	–	–	33,026	33,026
Total financial assets	80,257	22,022	947	815	104,041	104,041
Total non-financial assets	–	–	–	–	199,823	–
TOTAL ASSETS	–	–	–	–	303,864	–
Non-current financial debt(a)	(41,235)	(283)	–	(3,746)	(45,264)	(43,471)
Accounts payable(b)	(41,346)	–	–	–	(41,346)	(41,346)
Other operating liabilities	(16,412)	(17,994)	(780)	–	(35,186)	(35,186)
Current borrowings(a)	(15,502)	–	–	–	(15,502)	(15,518)
Other current financial liabilities	–	(226)	–	(262)	(488)	(488)
Total financial liabilities	(114,495)	(18,503)	(780)	(4,008)	(137,786)	(136,009)
Total non-financial liabilities	–	–	–	–	(166,078)	–
TOTAL LIABILITIES	–	–	–	–	(303,864)	–
(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 15 to the Consolidated Financial Statements).
(b)	The impact of offsetting on accounts receivable, net is $(10,156) million and $10,156 million on accounts payable.

As of December 31, 2021			Other
(M$)		Fair value through	Comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	Income	hedging instruments	Total	Fair value
Equity affiliates: loans	4,532	–	–	–	4,532	4,532
Other investments	–	1,052	573	–	1,625	1,625
Non-current financial assets	847	770	–	787	2,404	2,404
Other non-current assets	2,419	–	–	–	2,419	2,419
Accounts receivable, net(b)	21,983	–	–	–	21,983	21,983
Other operating receivables	7,141	21,067	1,345	–	29,553	29,553
Current financial assets	12,001	272	–	42	12,315	12,315
Cash and cash equivalents	21,342	–	–	–	21,342	21,342
Total financial assets	70,265	23,161	1,918	829	96,173	96,173
Total non-financial assets					197,285
TOTAL ASSETS					293,458
Non-current financial debt(a)	(47,973)	(41)	–	(1,498)	(49,512)	(53,144)
Accounts payable(b)	(36,837)	–	–	–	(36,837)	(36,837)
Other operating liabilities	(11,128)	(15,266)	(900)	–	(27,294)	(27,294)
Current borrowings(a)	(15,035)	–	–	–	(15,035)	(15,039)
Other current financial liabilities	–	(56)	–	(316)	(372)	(372)
Total financial liabilities	(110,973)	(15,363)	(900)	(1,814)	(129,050)	(132,686)
Total non-financial liabilities					(164,408)
TOTAL LIABILITIES					(293,458)
(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 15 to the Consolidated Financial Statements).
(b)	The impact of offsetting on accounts receivable, net is $(4,584) million and $4,584 million on accounts payable.

F-70	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14

As of December 31, 2020			Other
(M$)		Fair value through	Comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	Income	hedging instruments	Total	Fair value
Equity affiliates: loans	5,129	–	–	–	5,129	5,129
Other investments	–	1,224	783	–	2,007	2,007
Non-current financial assets	1,019	541	–	3,221	4,781	4,781
Other non-current assets	2,745	–	–	–	2,745	2,745
Accounts receivable, net(b)	14,068	–	–	–	14,068	14,068
Other operating receivables	6,615	1,428	–	–	8,043	8,043
Current financial assets	4,547	65	–	18	4,630	4,630
Cash and cash equivalents	31,268	–	–	–	31,268	31,268
Total financial assets	65,391	3,258	783	3,239	72,671	72,671
Total non-financial assets					193,461
TOTAL ASSETS					266,132
Non-current financial debt(a)	(58,470)	(118)	–	(1,615)	(60,203)	(66,210)
Accounts payable(b)	(23,574)	–	–	–	(23,574)	(23,574)
Other operating liabilities	(10,635)	(3,666)	–	(1)	(14,302)	(14,302)
Current borrowings (a)	(17,099)	–	–	–	(17,099)	(17,121)
Other current financial liabilities	–	(99)	–	(104)	(203)	(203)
Total financial liabilities	(109,778)	(3,883)	–	(1,720)	(115,381)	(121,410)
Total non-financial liabilities					(150,751)
TOTAL LIABILITIES					(266,132)

(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 15 to the Consolidated Financial Statements).
(b)	The impact of offsetting on accounts receivable, net is $(1,844) million and $1,844 million on accounts payable.

Form 20-F 2022 TotalEnergies	F-71

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Note 15 Financial structure and financial costs

15.1 FINANCIAL DEBT AND DERIVATIVE FINANCIAL INSTRUMENTS

A)  Non-current financial debt and derivative financial instruments

As of December 31, 2022
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	8,329	36,935	45,264
of which hedging instruments of non-current financial debt (liabilities)	–	3,746	3,746
Non-current financial assets	(1,428)	(1,303)	(2,731)
of which hedging instruments of non-current financial debt (assets)	–	(813)	(813)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,901	35,632	42,533
Variable rate bonds or bonds after fair value hedge	–	8,958	8,958
Fixed rate bonds or bonds after cash flow hedge	–	26,159	26,159
Other floating rate debt	13	227	240
Other fixed rate debt	39	496	535
Lease obligations	8,277	–	8,277
Non-current financial assets excluding derivative financial instruments	(1,428)	–	(1,428)
Non-current instruments held for trading	–	(208)	(208)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,901	35,632	42,533

As of December 31, 2021
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	7,720	41,792	49,512
of which hedging instruments of non-current financial debt (liabilities)	–	1,498	1,498
Non-current financial assets	(847)	(1,557)	(2,404)
of which hedging instruments of non-current financial debt (assets)	–	(787)	(787)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,873	40,235	47,108
Variable rate bonds or bonds after fair value hedge	–	12,820	12,820
Fixed rate bonds or bonds after cash flow hedge	–	27,147	27,147
Other floating rate debt	15	634	649
Other fixed rate debt	61	363	424
Lease obligations	7,644	–	7,644
Non-current financial assets excluding derivative financial instruments	(847)	(675)	(1,522)
Non-current instruments held for trading	–	(54)	(54)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,873	40,235	47,108

As of December 31, 2020
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	7,849	52,354	60,203
of which hedging instruments of non-current financial debt (liabilities)	–	1,615	1,615
Non-current financial assets	(1,019)	(3,762)	(4,781)
of which hedging instruments of non-current financial debt (assets)	–	(3,221)	(3,221)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,830	48,592	55,422
Variable rate bonds or bonds after fair value hedge	–	16,553	16,553
Fixed rate bonds or bonds after cash flow hedge	–	28,080	28,080
Other floating rate debt	40	3,944	3,984
Other fixed rate debt	73	438	511
Lease obligations	7,736	–	7,736
Non-current financial assets excluding derivative financial instruments	(1,019)	(432)	(1,451)
Non-current instruments held for trading	–	9	9
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,830	48,592	55,422

F-72	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The bonds, as of December 31, 2022, after taking into account currency and interest rates swaps fair value, are detailed as follows:

		Amount	Amount	Amount
Bonds after fair value hedge or		after	after	after	Range	Range of initial current rate
variable rate bonds(a)	Currency of	December 31,	December 31,	December 31,	of current	before hedging
(M$)	issuance	2022	2021	2020	maturities	instruments
Bond	USD	5,042	5,001	6,253	2023-2028	2.434% - 3.883%
Bond	USD	–	–	–
Bond	CHF	407	409	410	2026 - 2029	0.176% - 0.298%
Bond	NZD	–	–	–
Bond	AUD	71	71	377	2025	4.000%
Bond	EUR	5,574	7,528	8,666	2023 - 2044	0.250% - 3.125%
Bond	EUR	–	–	–
Bond	CAD	–	–	–
Bond	GBP	925	1,524	1,522	2025 - 2031	1.405% - 2.250%
Bond	HKD	129	129	129	2025	2.920%
Current portion (less than one year)		(3,890)	(2,540)	(2,699)
Principal financing entities(b)		8,258	12,122	14,658
TotalEnergies SE(c)
Bond		–	1,200	1,200
Current portion (less than one year)		–	(1,200)	–
Other consolidated subsidiaries		700	698	695
TOTAL VARIABLE RATE BONDS OR BONDS AFTER FAIR VALUE HEDGE		8,958	12,820	16,553

		Amount	Amount	Amount
Bonds after cash flow hedge or		after	after	after	Range	Range of initial current rate
fixed rate bonds	Currency of	December 31,	December 31,	December 31,	of current	before hedging
(M$)	issuance	2022	2021	2020	maturities	instruments
Bond	EUR	15,628	15,487	15,259	2024 - 2044	0.696% - 5.125%
Bond	USD	8,783	9,941	11,524	2023 - 2060	2.829% - 3.461%
Bond	HKD	187	200	208	2026	3.088%
Bond	CHF	1,076	1,113	1,134	2024 - 2027	0.510% - 1.010%
Bond	GBP	985	1,004	998	2024 - 2026	1.250% - 1.660%
Bond	AUD	(2)	5	9	2025	4.000%
Current portion (less than one year)		(500)	(1,000)	(1,500)
Principal financing entities(b)		26,157	26,750	27,632
Other consolidated subsidiaries		2	397	448
TOTAL FIXED RATE BONDS OR BONDS AFTER CASH FLOW HEDGE		26,159	27,147	28,080

(a)

The IBOR rate reform will mainly impact the bonds after fair value hedge, on principal financing entities and TotalEnergies SE, indexed on the USLIBOR rate. At December 31, 2022, the amount of the bonds after fair value hedge (both non-current and current portions) on principal financing entities and TotalEnergies SE is $ 12,148 million.

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

Form 20-F 2022 TotalEnergies	F-73

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Loan repayment schedule (excluding current portion)

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2022	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2024	7,251	399	(899)	(56)	6,352	15%
2025	4,701	552	(259)	(168)	4,442	10%
2026	3,465	467	(194)	(107)	3,271	8%
2027	3,522	217	(104)	(17)	3,418	8%
2028 and beyond	26,325	2,111	(1,275)	(465)	25,050	59%
TOTAL	45,264	3,746	(2,731)	(813)	42,533	100%

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2021	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2023	6,143	115	(111)	(51)	6,032	13%
2024	6,506	190	(219)	(103)	6,287	13%
2025	4,471	194	(89)	(51)	4,382	9%
2026	3,348	238	(71)	(34)	3,277	7%
2027 and beyond	29,044	761	(1,914)	(548)	27,130	58%
TOTAL	49,512	1,498	(2,404)	(787)	47,108	100%

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2020	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2022	9,932	142	(142)	(58)	9,790	18%
2023	5,988	59	(268)	(218)	5,720	10%
2024	6,340	115	(395)	(277)	5,945	11%
2025	4,535	150	(260)	(212)	4,275	8%
2026 and beyond	33,408	1,149	(3,716)	(2,456)	29,692	53%
TOTAL	60,203	1,615	(4,781)	(3,221)	55,422	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial net debt.

As of December 31,
(M$)	2022	%	2021	%	2020	%
U.S. Dollar	38,896	91%	44,387	94%	48,609	88%
Euro	2,083	5%	1,708	4%	3,144	6%
Norwegian krone	47	0%	67	0%	72	0%
Other currencies	1,507	4%	946	2%	3,597	6%
TOTAL	42,533	100%	47,108	100%	55,422	100%

As of December 31,
(M$)	2022	%	2021	%	2020	%
Fixed rate	33,533	79%	34,353	73%	34,870	63%
Floating rate	9,000	21%	12,755	27%	20,552	37%
TOTAL	42,533	100%	47,108	100%	55,422	100%

F-74	TotalEnergies Form 20-F 2022

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

As of December 31,
(M$)
(Assets) / Liabilities	2022	2021	2020
Current financial debt(a)	8,997	8,846	11,305
Current lease obligations	1,437	1,390	1,206
Current portion of non-current financial debt	5,068	4,799	4,588
Current borrowings (note 14)	15,502	15,035	17,099
Current portion of hedging instruments of debt (liabilities)	262	316	104
Other current financial instruments (liabilities)	226	56	99
Other current financial liabilities (note 14)	488	372	203
Current deposits beyond three months	(8,127)	(11,868)	(4,436)
Non-traded marketable securities	(218)	(195)	–
Financial receivables on sub-lease, current	(190)	(132)	(111)
Current portion of hedging instruments of debt (assets)	(2)	(42)	(18)
Other current financial instruments (assets)	(209)	(78)	(65)
Current financial assets (note 14)	(8,746)	(12,315)	(4,630)
NET CURRENT BORROWINGS	7,244	3,092	12,672

(a)

As of December 31, 2022, December 31, 2021 and December 31, 2020, current financial debt includes notably short-term negotiable debt security issued through programs fully and unconditionally secured by TotalEnergies SE.

C)  Cash flow from (used in) financing activities

The variations of financial debt are detailed as follows:

			Non-cash changes
	As of		Change in scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2022	changes	reclassification	currency	fair value	Current	Other	2022
Non-current financial instruments - assets(a) and non-current financial assets	(2,404)	–	24	52	(448)	198	(153)	(2,731)
Non-current financial debt	49,512	1,108	(696)	(225)	175	(6,981)	2,371	45,264
Non-current financial debt and related financial instruments	47,108	1,108	(672)	(173)	(273)	(6,783)	2,218	42,533

Current financial instruments - assets(a)	(252)	264	–	6	(97)	(198)	(124)	(401)
Current borrowings	15,035	(6,337)	(316)	(106)	(69)	6,981	314	15,502
Current financial instruments - liabilities(a)	372	–	–	(9)	125	–	–	488
Current financial debt and related financial instruments	15,155	(6,073)	(316)	(109)	(41)	6,783	190	15,589

Financial debt and financial assets classified as held for sale	(4)	–	(34)	–	–	–	–	(38)
NET FINANCIAL DEBT	62,259	(4,965)	(1,022)	(282)	(314)	–	2,408	58,084
(a)	Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

			Non-cash changes
	As of		Change in scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2021	changes	reclassification	currency	fair value	Current	other	2021
Non-current financial instruments - assets(a) and non-current financial assets	(4,781)	(290)	1	64	2,432	188	(18)	(2,404)
Non-current financial debt	60,203	(359)	(58)	(183)	(2,377)	(9,254)	1,540	49,512
Non-current financial debt and related financial instruments	55,422	(649)	(57)	(119)	55	(9,066)	1,522	47,108

Current financial instruments - assets(a)	(194)	191	-	8	(45)	(188)	(24)	(252)
Current borrowings	17,099	(11,047)	15	(283)	(158)	9,254	155	15,035
Current financial instruments - liabilities(a)	203	-	1	(11)	179	-	–	372
Current financial debt and related financial instruments	17,108	(10,856)	16	(286)	(24)	9,066	131	15,155

Financial debt and financial assets classified as held for sale	313	-	(306)	(11)	–	–	–	(4)
Net financial debt	72,843	(11,505)	(347)	(416)	31	–	1,653	62,259

(a)	Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

Form 20-F 2022 TotalEnergies	F-75

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

			Non-cash changes
	As of		Change in scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2020	changes	reclassification	currency	fair value	Current	other	2020
Non-current financial instruments - assets (a) and non-current financial assets	(912)	(228)	3	(59)	(2,729)	118	(974)	(4,781)
Non-current financial debt	47,773	15,800	(456)	192	2,973	(8,711)	2,632	60,203
Non-current financial debt and related financial instruments	46,861	15,572	(453)	133	244	(8,593)	1,658	55,422

Current financial instruments - assets(a)	(268)	178	–	(6)	46	(118)	(26)	(194)
Current borrowings	14,819	(6,679)	6	(132)	188	8,711	186	17,099
Current financial instruments - liabilities(a)	487	–	(5)	8	(287)	–	–	203
Current financial debt and related financial instruments	15,038	(6,501)	1	(130)	(53)	8,593	160	17,108

Financial debt and financial assets classified as held for sale	301	–	(10)	22	–	–	–	313
NET FINANCIAL DEBT	62,200	9,071	(462)	25	191	–	1,818	72,843

(a) Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

Monetary changes in non-current financial debt are detailed as follows:

For the year ended December 31,
(M$)	2022	2021	2020
Issuance of non-current debt	1,148	808	16,075
Repayment of non-current debt	(40)	(1,167)	(275)
NET AMOUNT	1,108	(359)	15,800

D)  Cash and cash equivalents

Accounting principles

Cash and cash equivalents are composed of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.

Investments with maturity greater than three months and less than twelve months are shown under “Current financial assets”.

Changes in current financial assets and liabilities are included in the financing activities section of the Consolidated Statement of Cash Flows.

Cash and cash equivalents are detailed as follows:

For the year ended December 31,
(M$)	2022	2021	2020
Cash	14,873	13,544	14,518
Cash equivalents	18,153	7,798	16,750
TOTAL	33,026	21,342	31,268

Cash equivalents are mainly composed of deposits with a maturity of less than three months, deposited in government institutions or deposit banks selected in accordance with strict criteria.

As of December 31, 2022, the cash and cash equivalents include $2,352 million subject to restrictions, notably due to regulatory framework or to the fact they are owned by affiliates located in countries with exchange controls.

E)  Net-debt-to-capital ratio

For its internal and external communication needs, TotalEnergies calculates a debt ratio by dividing its net financial debt excluding leases by its capital.

The ratio is calculated as follows: Net debt excluding leases / (Equity + Net debt excluding leases)

As of December 31,
(M$)
(Assets) / Liabilities	2022	2021	2020
Current borrowings(a)	14,065	13,645	15,893
Other current financial liabilities	488	372	203
Current financial assets(a)	(8,556)	(12,183)	(4,519)
Net financial assets and liabilities held for sale or exchange	(38)	(4)	313
Non-current financial debt(a)	36,987	41,868	52,467
Non-current financial assets(a)	(1,303)	(1,557)	(3,762)
Cash and cash equivalents	(33,026)	(21,342)	(31,268)
Net financial debt	8,617	20,799	29,327

Shareholders’ equity – TotalEnergies share	111,724	111,736	103,702
Distribution of the income based on existing shares at the closing date	2,846	3,263	2,383
Shareholders’ equity	114,570	114,999	106,085

NET-DEBT-TO-CAPITAL RATIO EXCLUDING LEASES	7.0%	15.3%	21.7%

(a)	excluding lease receivables & lease debts.

F-76	TotalEnergies Form 20-F 2022

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

The fair value of these instruments is recorded under "Current financial assets" and "Other current financial liabilities".

-     Commitments to purchase shares held by non-controlling interests (put options written on minority interests)

Put options granted to non-controlling-interest shareholders are initially recognized as financial liabilities at the present value of the exercise price of the options with a corresponding reduction in shareholders’ equity – TotalEnergies share. The financial liability is subsequently measured at fair value at each balance sheet date in accordance with contractual clauses and any variation is recorded in the income statement (cost of debt).

A)  Impact on the income statement per nature of financial instruments

Assets and liabilities from financing activities

The impact on the income statement of financing assets and liabilities mainly includes:

●	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;
●	Financial expense of long-term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short-term financing classified as “Financing liabilities and associated hedging instruments”;
●	Ineffective portion of bond hedging;

Form 20-F 2022 TotalEnergies	F-77

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

●	Financial income and financial expense on lease contracts and,
●	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

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

For the year ended December 31,
(M$)	2022	2021	2020
Loans and receivables	562	188	154
Financing liabilities and associated hedging instruments	(1,812)	(1,373)	(1,660)
Fair value hedge (ineffective portion)	(5)	(10)	12
Lease assets and obligations	(458)	(413)	(422)
Assets and liabilities held for trading	470	83	(194)
IMPACT ON THE COST OF NET DEBT	(1,243)	(1,525)	(2,110)

B)  Impact of the hedging strategies

Fair value hedge instruments

The impact on the income statement of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31,
(M$)	2022	2021	2020
Revaluation impact at market value of bonds	3,817	3,199	(4,004)
Swaps hedging bonds	(3,822)	(3,209)	4,016
INEFFECTIVE PORTION OF THE FAIR VALUE HEDGE	(5)	(10)	12

The ineffective portion is not representative of TotalEnergies’ performance considering its objective to hold swaps to maturity. The current portion of the swaps valuation is not subject to active management.

Net investment hedge

As of December 31, 2022, 2021 and 2020 TotalEnergies had no open forward contracts held in respect of net investment hedge strategies.

Cash flow hedge

The impact on the income statement and other comprehensive income of the bonds hedging instruments qualified as cash flow hedges is detailed as follows:

For the year ended December 31,
(M$)	2022	2021	2020
Profit (Loss) recorded in other comprehensive income of the period	72	(167)	(327)
Recycled amount from other comprehensive income to the income statement of the period	(55)	(113)	139

As of December 31, 2022, 2021 and 2020, the ineffective portion of these financial instruments is nil.

Hedging instruments and hedged items by strategy

Fair Value Hedge

The following charts regarding Fair Value Hedge, disclose by nature of hedging instruments (Interest Rate Swaps and Cross Currency Swaps):

-	The nominal amounts and carrying amounts of hedging instruments;
-	The carrying amounts of hedged items and cumulative FVH adjustments included in the carrying amounts of the hedged items;
-	The hedged items that have ceased to be adjusted for hedging gains and losses.

For the year ended December 31, 2022
(M$)
							Cumulative FVH
		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
	Interest Rate								Financial debt /
Bonds	Swaps	5,000	–	(151)	–	(4,892)	–	108	Financial assets
	Cross Currency								Financial debt /
Bonds	Swaps	7,029	–	(1,124)	–	(5,982)	–	1,047	Financial assets
End of hedging (before 2018)		–	–	–	–	–	–	(8)

F-78	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

For the year ended December 31, 2021
(M$)
							Cumulative FVH
		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
Bonds	Interest Rate								Financial debt /
	Swaps	6,767	303	(36)	–	(7,037)	–	(837)	Financial assets
Bonds	Cross Currency								Financial debt /
	Swaps	9,566	154	(382)	–	(8,865)	–	701	Financial assets
End of hedging (before 2018)		–	–	–	–	–	–	(27)

For the year ended December 31, 2020							Cumulative FVH
(M$)		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
Bonds	Interest Rate Swaps	8,063	527	(15)	–	(8,586)	–	(1,136)	Financial debt / Financial assets
Bonds	Cross Currency Swaps	11,011	836	(211)	–	(11,109)	–	(98)	Financial debt / Financial assets
End of hedging (before 2018)		–	–	–	–	–	–	(47)

Cash Flow Hedge

The following charts regarding Cash Flow Hedge disclose the nominal amounts and carrying amounts by nature of hedging instruments (Interest Rate Swaps and Cross Currency Swaps).

According to IFRS 9, there is no accounting entry related to Cash Flow Hedge on hedged items.

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2022	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,782	815	(2)	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	17,511	–	(2,731)	Financial assets

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2021	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,782	–	(736)	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	17,511	372	(660)	Financial assets

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2020	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,781	–	(1,441)	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	17,511	1,856	(32)	Financial assets

Form 20-F 2022 TotalEnergies	F-79

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

C)  Maturity of derivative instruments

The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

For the year ended December 31, 2022		Notional		Notional value schedule
(M$)	Fair	value	Fair	2024					2028
Assets / (Liabilities)	value	2023	value	and beyond	2024	2025	2026	2027	and beyond
Fair value hedge
Swaps hedging bonds (assets)	–	1,000	–	–
Swaps hedging bonds (liabilities)	(260)	2,858	(1,015)	8,171
Total swaps hedging bonds - fair value hedge	(260)	3,858	(1,015)	8,171	2,087	1,630	202	820	3,432
Cash flow hedge
Swaps hedging bonds (assets)	2	250	813	11,782
Swaps hedging bonds (liabilities)	(2)	750	(2,731)	17,511
Total swaps hedging bonds - cash flow hedge	–	1,000	(1,918)	29,293	3,659	4,459	4,069	2,071	15,035
Forward exchange contracts related to operating activities (assets)	4	70	3	91
Forward exchange contracts related to operating activities (liabilities)	(19)	187	(19)	433
Total forward exchange contracts related to operating activities	(15)	257	(16)	524	524	–	–	–	–
Held for trading
Other interest rate swaps (assets)	154	14,955	447	7,470
Other interest rate swaps (liabilities)	(94)	13,236	(226)	4,128
Total other interest rate swaps	60	28,191	221	11,598	5,233	3,716	1,174	1,022	453
Currency swaps and forward exchange contracts (assets)	55	7,076	44	1,289
Currency swaps and forward exchange contracts (liabilities)	(110)	15,964	(57)	839
Total currency swaps and forward exchange contracts	(55)	23,040	(13)	2,128	391	1,737	–	–	–

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

For the year ended December 31, 2021		Notional		Notional value schedule
(M$)	Fair	value	Fair	2023					2027
Assets / (Liabilities)	value	2022	value	and beyond	2023	2024	2025	2026	and beyond
Fair value hedge
Swaps hedging bonds (assets)	42	566	415	9,659
Swaps hedging bonds (liabilities)	(316)	3,737	(102)	2,371
Total swaps hedging bonds - fair value hedge	(274)	4,303	313	12,030	3,858	2,087	1,630	202	4,253
Cash flow hedge
Swaps hedging bonds (assets)	–	–	372	7,149
Swaps hedging bonds (liabilities)	–	–	(1,396)	23,144
Total swaps hedging bonds - cash flow hedge	–	–	(1,024)	30,293	1,000	3,659	4,459	4,068	17,107
Forward exchange contracts related to operating activities (assets)	–	36	–	–
Forward exchange contracts related to operating activities (liabilities)	(8)	283	(14)	366
Total forward exchange contracts related to operating activities	(8)	319	(14)	366	171	195	–	–	–
Held for trading
Other interest rate swaps (assets)	13	20,876	78	5,170
Other interest rate swaps (liabilities)	(19)	6,470	(41)	2,561
Total other interest rate swaps	(6)	27,346	37	7,731	1,708	2,856	2,111	751	305
Currency swaps and forward exchange contracts (assets)	65	9,769	17	367
Currency swaps and forward exchange contracts (liabilities)	(37)	5,065	–	(16)
Total currency swaps and forward exchange contracts	28	14,834	17	351	265	86	–	–	–

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

F-80	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

For the year ended December 31, 2020		Notional		Notional value schedule
(M$)	Fair	value	Fair	2022					2026
Assets / (Liabilities)	value	2021	value	and beyond	2022	2023	2024	2025	and beyond
Fair value hedge
Swaps hedging bonds (assets)	18	1,250	1,365	12,642
Swaps hedging bonds (liabilities)	(104)	1,445	(142)	3,737
Total swaps hedging bonds - fair value hedge	(86)	2,695	1,223	16,379	4,350	3,858	2,087	1,630	4,454
Cash flow hedge
Swaps hedging bonds (assets)	–	–	1,856	16,259
Swaps hedging bonds (liabilities)	–	–	(1,473)	14,033
Total swaps hedging bonds - cash flow hedge	–	–	383	30,292	–	1,000	3,659	4,459	21,174
Forward exchange contracts related to operating activities (assets)	16	262	20	394
Forward exchange contracts related to operating activities (liabilities)	–	–	–	–
Total forward exchange contracts related to operating activities	16	262	20	394	276	118	–	–	–
Held for trading
Other interest rate swaps (assets)	10	22,011	84	3,214
Other interest rate swaps (liabilities)	(51)	7,693	(116)	3,695
Total other interest rate swaps	(41)	29,704	(32)	6,909	2,067	764	2,004	1,937	137
Currency swaps and forward exchange contracts (assets)	39	3,323	5	344
Currency swaps and forward exchange contracts (liabilities)	(48)	2,580	(2)	54
Total currency swaps and forward exchange contracts	(9)	5,903	3	398	189	145	64	–	–

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

Exchange options are valued based on models commonly used by the market.

The fair value hierarchy for financial instruments, excluding commodity contracts, is as follows:

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2022	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	–	(1,275)	–	(1,275)
Cash flow hedge instruments	–	(1,950)	–	(1,950)
Assets and liabilities held for trading	–	214	–	214
Equity instruments	33	–	–	33
TOTAL	33	(3,011)	–	(2,978)

Form 20-F 2022 TotalEnergies	F-81

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

To reduce the market valuation risk on its commitments, in particular relating to derivative instruments, the Treasury Department has entered into margin call agreements with its counterparties, in compliance with applicable regulations. Moreover, since December 21, 2018 any new interest rate hedging swap (excluding cross currency swaps) entered into by a TotalEnergies’ entity, and falling under the clearing obligation in accordance with EU regulations 648/2012 and 2019/834 on OTC derivatives, central counterparties and trade repositories (EMIR and EMIR Refit respectively), is now subject to central clearing.

Since September 1, 2021, Totalenergies applies the delegated Regulation (EU) No. 2016/2251 (supplementing Regulation (EU) No 648/2012), regarding initial margin calls on certain OTC derivative contracts not cleared by central counterparty.

Reform of benchmarks risk

The transition to IBOR indices did not have a significant impact on the financial instruments managed by the Treasury Department of TotalEnergies. The main LIBOR Dollar maturities such as the 3 month USD LIBOR will continue to be published until the end of June 2023 and will then be replaced by the SOFR. Furthermore, in Europe, the Eonia rate ceased to be published on January 3, 2022 and was replaced by the ESTR rate. TotalEnergies is proactively managing these regulatory changes.

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

F-82	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

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

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2022, 2021 and 2020.

			Change in fair value due to a change in
			interest rate by
Assets / (Liabilities)	Carrying	Estimated	+ 10 basis	- 10 basis
(M$)	amount	fair value	points	points
As of December 31, 2022
Bonds (non-current portion, before swaps)	(32,184)	(30,391)	210	(210)
Swaps hedging bonds (liabilities)	(3,746)	(3,746)	–	–
Swaps hedging bonds (assets)	813	813	–	–
Total swaps hedging bonds (assets and liabilities)	(2,933)	(2,933)	(9)	9
Current portion of non-current debt after swaps (excluding lease obligations)	(5,328)	(5,344)	3	(3)
Other interest rates swaps	281	281	10	(10)
Currency swaps and forward exchange contracts	(68)	(68)	–	–
As of December 31, 2021
Bonds (non-current portion, before swaps)	(39,256)	(42,888)	349	(349)
Swaps hedging bonds (liabilities)	(1,498)	(1,498)	–	–
Swaps hedging bonds (assets)	787	787	–	–
Total swaps hedging bonds (assets and liabilities)	(711)	(711)	(34)	34
Current portion of non-current debt after swaps (excluding lease obligations)	(5,073)	(5,077)	5	(5)
Other interest rates swaps	31	31	16	(16)
Currency swaps and forward exchange contracts	45	45	–	–
As of December 31, 2020
Bonds (non-current portion, before swaps)	(46,239)	(52,246)	440	(440)
Swaps hedging bonds (liabilities)	(1,615)	(1,615)	–	–
Swaps hedging bonds (assets)	3,221	3,221	–	–
Total swaps hedging bonds (assets and liabilities)	1,606	1,606	(70)	70
Current portion of non-current debt after swaps (excluding lease obligations)	(4,674)	(4,696)	2	(2)
Other interest rates swaps	(73)	(73)	18	(18)
Currency swaps and forward exchange contracts	(6)	(6)	–	–

The impact of changes in interest rates on the cost of debt before tax is as follows:

Form 20-F 2022 TotalEnergies	F-83

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

For the year ended December 31,
(M$)	2022	2021	2020
Cost of net debt	(1,243)	(1,525)	(2,110)
Interest rate translation of :
+ 10 basis points	18	47	29
‑10 basis points	(18)	(47)	(29)

As a result of the policy for the management of currency exposure previously described, TotalEnergies' sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional currency is the euro and to a lesser extent, the pound sterling and the Norwegian krone.

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in consolidated shareholders’ equity which, over the course of the last three years, is essentially related to the fluctuation of the euro, the ruble and the pound sterling and is set forth in the table below:

	Dollar / Euro exchange	Dollar / Pound sterling	Dollar / Ruble exchange
	rates	exchange rates	rates
December 31, 2022	0.94	0.83	74.01
December 31, 2021	0.88	0.74	75.31
December 31, 2020	0.81	0.73	74.54

As of December 31, 2022				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	124,560	15,835	88,902	6,258	45	13,520
Currency translation adjustment before net investment hedge	(12,831)	(7,170)	–	(2,463)	(30)	(3,168)
Net investment hedge – open instruments	(5)	(5)	–	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2022	111,724	8,660	88,902	3,795	15	10,352

As of December 31, 2021				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	124,407	24,617	70,030	6,064	10,596	13,100
Currency translation adjustment before net investment hedge	(12,666)	(4,239)	–	(1,902)	(4,281)	(2,244)
Net investment hedge – open instruments	(5)	(5)	–	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2021	111,736	20,373	70,030	4,162	6,315	10,856

As of December 31, 2020				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	113,958	28,893	60,613	4,494	9,913	10,045
Currency translation adjustment before net investment hedge	(10,279)	(2,448)	–	(1,726)	(4,253)	(1,852)
Net investment hedge – open instruments	23	23	–	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2020	103,702	26,468	60,613	2,768	5,660	8,193

Based on the 2022 financial statements, a conversion using rates different from + or - 10% for each of the currencies below would have the following impact on shareholders equity and net income (TotalEnergies share):

As of December 31, 2022		Pound
(M$)	Euro	sterling	Ruble
Impact of an increase of 10% of exchange rates on :
– shareholders equity	866	380	2
– net income (TotalEnergies share)	(150)	275	(581)
Impact of a decrease of (10)% of exchange rates on :
– shareholders equity	(866)	(380)	(2)
– net income (TotalEnergies share)	150	(275)	581

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

As of December 31, 2022, these credit facilities amounted to $17,527 million and were entirely unutilized. The agreements underpinning credit facilities granted to TotalEnergies SE do not contain conditions related to TotalEnergies’ financial ratios, to its credit ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position.

F-84	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

As of December 31, 2022, the aggregated amount of the main committed credit facilities granted by international banks to the TotalEnergies’ companies, including TotalEnergies SE, was $18,963 million, of which $18,510 million were unutilized. In addition, the $8 billion undrawn credit line as of December 31, 2022, put in place in March 2022, has not been extended and will therefore end in March 2023.

Credit facilities granted to the TotalEnergies’ companies other than TotalEnergies SE are not intended to fund TotalEnergies’ general corporate purposes; they are intended to fund either general corporate purposes of the borrowing affiliate, or a specific project.

The following tables show the maturity of the financial assets and liabilities of TotalEnergies as of December 31, 2022, 2021 and 2020 (see Note 15.1 to the Consolidated Financial Statements).

As of December 31, 2022
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	–	(6,719)	(4,527)	(3,356)	(3,503)	(25,856)	(43,961)
Non-current financial assets excluding derivative financial instruments	–	367	85	85	85	806	1,428
Current borrowings	(15,502)	–	–	–	–	–	(15,502)
Other current financial liabilities	(488)	–	–	–	–	–	(488)
Current financial assets	8,746	–	–	–	–	–	8,746
Assets and liabilities available for sale or exchange	38	–	–	–	–	–	38
Cash and cash equivalents	33,026	–	–	–	–	–	33,026
Net amount before financial expense	25,820	(6,352)	(4,442)	(3,271)	(3,418)	(25,050)	(16,713)
Financial expense on non-current financial debt	(662)	(583)	(515)	(449)	(416)	(4,611)	(7,236)
Interest differential on swaps	(431)	(312)	(264)	(272)	(221)	(761)	(2,261)
NET AMOUNT	24,727	(7,247)	(5,221)	(3,992)	(4,055)	(30,422)	(26,210)

As of December 31, 2021
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	–	(6,073)	(6,328)	(4,420)	(3,314)	(28,495)	(48,630)
Non-current financial assets excluding derivative financial instruments	–	41	41	38	37	1,365	1,522
Current borrowings	(15,035)	–	–	–	–	–	(15,035)
Other current financial liabilities	(372)	–	–	–	–	–	(372)
Current financial assets	12,315	–	–	–	–	–	12,315
Assets and liabilities available for sale or exchange	4	–	–	–	–	–	4
Cash and cash equivalents	21,342	–	–	–	–	–	21,342
Net amount before financial expense	18,254	(6,032)	(6,287)	(4,382)	(3,277)	(27,130)	(28,854)
Financial expense on non-current financial debt	(821)	(786)	(664)	(576)	(506)	(5,197)	(8,550)
Interest differential on swaps	(217)	(235)	(232)	(229)	(221)	(836)	(1,970)
NET AMOUNT	17,216	(7,053)	(7,183)	(5,187)	(4,004)	(33,163)	(39,374)

As of December 31, 2020
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	–	(9,849)	(5,762)	(5,990)	(4,321)	(30,951)	(56,873)
Non-current financial assets excluding derivative financial instruments	–	59	42	45	46	1,259	1,451
Current borrowings	(17,099)	–	–	–	–	–	(17,099)
Other current financial liabilities	(203)	–	–	–	–	–	(203)
Current financial assets	4,630	–	–	–	–	–	4,630
Assets and liabilities available for sale or exchange	(313)	–	–	–	–	–	(313)
Cash and cash equivalents	31,268	–	–	–	–	–	31,268
Net amount before financial expense	18,283	(9,790)	(5,720)	(5,945)	(4,275)	(29,692)	(37,139)
Financial expense on non-current financial debt	(930)	(888)	(825)	(696)	(603)	(5,833)	(9,775)
Interest differential on swaps	(163)	(149)	(158)	(173)	(196)	(930)	(1,769)
NET AMOUNT	17,190	(10,827)	(6,703)	(6,814)	(5,074)	(36,455)	(48,683)

The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2022, 2021 and 2020 (see Note 14 of the Notes to the Consolidated Financial Statements).

As of December 31,
Assets/(Liabilities)
(M$)	2022	2021	2020
Accounts payable	(41,346)	(36,837)	(23,574)
Other operating liabilities	(35,186)	(27,294)	(14,302)
including derivative financial instruments related to commodity contracts (liabilities)	(18,774)	(16,166)	(3,666)
Accounts receivable, net	24,378	21,983	14,068
Other operating receivables	28,289	29,553	8,043
including derivative financial instruments related to commodity contracts (assets)	20,220	22,412	1,428
TOTAL	(23,865)	(12,595)	(15,765)

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

Form 20-F 2022 TotalEnergies	F-85

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The following table presents TotalEnergies' maximum credit risk exposure:

As of December 31,
Assets/(Liabilities)
(M$)	2022	2021	2020
Loans to equity affiliates (note 8)	3,733	4,532	5,129
Loans and advances (note 6)	1,837	2,107	2,458
Other non-current financial assets related to operational activities (note 6)	250	312	287
Non-current financial assets (note 15.1)	2,731	2,404	4,781
Accounts receivable (note 5)	24,378	21,983	14,068
Other operating receivables (note 5)	28,289	29,553	8,043
Current financial assets (note 15.1)	8,746	12,315	4,630
Cash and cash equivalents (note 15.1)	33,026	21,342	31,268
TOTAL	102,990	94,548	70,664

The valuation allowance on accounts receivable, other operating receivables and on loans and advances is detailed  in Notes 5 and 6 to the Consolidated Financial Statements.

As part of its credit risk management related to operating and financing activities, TotalEnergies has developed margining agreements with certain counterparties. As of December 31, 2022, the net margin call paid amounted to $2,857 million (against $7,299 million paid as of December 31, 2021 and $(1,556) million paid as of December 31, 2020).

TotalEnergies has established a number of programs for the sale of receivables, without recourse, with various banks, primarily to reduce its exposure to such receivables. As a result of these programs TotalEnergies retains no risk of payment default after the sale, but may continue to service the customer accounts as part of a service arrangement on behalf of the buyer and is required to pay to the buyer payments it receives from the customers relating to the receivables sold. As of December 31, 2022, the net value of receivables sold amounted to $8,681 million. TotalEnergies has substantially transferred all the risks and rewards related to receivables. No financial asset or liability remains recognized in the consolidated balance sheet after the date of sale.

Furthermore, in 2022, TotalEnergies conducted several operations of reverse factoring. The value of factored payables outstanding at year-end is $491 million.

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

Internal procedures include rules on credit risk management. Procedures to monitor customer risk are defined at the local level, especially for Saft Groupe and Greenflex (rules for the approval of credit limits, use of guarantees, monitoring and assessment of the receivables portfolio,...).

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

F-86	TotalEnergies Form 20-F 2022

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

Form 20-F 2022 TotalEnergies	F-87

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 16

					Net balance
As of December 31, 2022	Gross value		Amounts		sheet value		Other
(M$)	before offsetting		offset		presented		amounts not	Net carrying	Fair
Assets / (Liabilities)	assets	liabilities	assets(c)	liabilities(c)	assets	liabilities	offset	amount	value(b)
Integrated Gas, Renewables & Power activities
Swaps	1,268	(449)	(18)	18	1,250	(431)	–	819	819
Forwards(a)	18,014	(18,638)	(1,994)	1,994	16,020	(16,644)	–	(624)	(624)
Options	2,143	(1)	(1)	1	2,142	–	–	2,142	2,142
Futures	13	(3)	–	–	13	(3)	–	10	10
Other/Collateral	–	–	–	–	–	–	(406)	(406)	(406)
Total Integrated Gas, Renewables & Power	21,438	(19,091)	(2,013)	2,013	19,425	(17,078)	(406)	1,941	1,941
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	122	(114)	(58)	58	64	(56)	–	8	8
Forwards(a)	631	(1,489)	(7)	7	624	(1,482)	–	(858)	(858)
Options	76	(227)	(69)	69	7	(158)	–	(151)	(151)
Futures	–	–	–	–	–	–	–	–	–
Options on futures	113	(13)	(13)	13	100	–	–	100	100
Other/Collateral	–	–	–	–	–	–	–	–	–
Total crude oil, petroleum products and freight rates	942	(1,843)	(147)	147	795	(1,696)	–	(901)	(901)
TOTAL	22,380	(20,934)	(2,160)	2,160	20,220	(18,774)	(406)	1,040	1,040
Total of fair value non recognized in the balance sheet									–
(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

					Net balance
As of December 31, 2021	Gross value		Amounts		sheet value		Other
(M$)	before offsetting		offset		presented		amounts not	Net carrying	Fair
Assets / (Liabilities)	assets	liabilities	assets(c)	liabilities(c)	assets	liabilities	offset	amount	value(b)
Integrated Gas, Renewables & Power activities
Swaps	92	(385)	(35)	35	57	(350)	–	(293)	(293)
Forwards(a)	21,752	(16,954)	(2,120)	2,120	19,632	(14,834)	–	4,798	4,798
Options	1,953	(63)	(3)	3	1,950	(60)	–	1,890	1,890
Futures	418	(430)	(183)	183	235	(247)	–	(12)	(12)
Other/Collateral	–	–	–	–	–	–	382	382	382
Total Integrated Gas, Renewables & Power	24,215	(17,832)	(2,341)	2,341	21,874	(15,491)	382	6,765	6,765
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	245	(289)	(166)	166	79	(123)	–	(44)	(44)
Forwards(a)	411	(444)	(88)	88	323	(356)	–	(33)	(33)
Options	68	(236)	(40)	40	28	(196)	–	(168)	(168)
Futures	–	–	–	–	–	–	–	–	–
Options on futures	186	(78)	(78)	78	108	–	–	108	108
Other/Collateral	–	–	–	–	–	–	344	344	344
Total crude oil, petroleum products and freight rates	910	(1,047)	(372)	372	538	(675)	344	207	207
TOTAL	25,125	(18,879)	(2,713)	2,713	22,412	(16,166)	726	6,972	6,972
Total of fair value non recognized in the balance sheet									–

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
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

(c)	Amounts offset in accordance with IAS 32.

F-88	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 16

Commitments on crude oil and refined products have, for the most part, a short-term maturity (less than one year).

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31,	Fair value	Impact on	Settled		Fair value as of
(M$)	as of January 1,	income	contracts	Other	December 31,
Integrated Gas, Renewables & Power activities
2022	6,383	11,406	(15,628)	186	2,347
2021	(1,928)	6,817	1,408	86	6,383
2020	(260)	676	(2,348)	4	(1,928)
Crude oil, petroleum products and freight rates activities
2022	(137)	5,891	(6,655)	–	(901)
2021	(310)	3,950	(3,777)	–	(137)
2020	(282)	3,813	(3,841)	–	(310)

The fair value hierarchy for financial instruments related to commodity contracts is as follows:

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2022	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Integrated Gas, Renewables & Power activities	1,034	1,678	(365)	2,347
Crude oil, petroleum products and freight rates activities	98	(999)	–	(901)
TOTAL	1,132	679	(365)	1,446

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2021	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Integrated Gas, Renewables & Power activities	3,716	(3,563)	6,230	6,383
Crude oil, petroleum products and freight rates activities	134	(271)	–	(137)
TOTAL	3,850	(3,834)	6,230	6,246

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2020	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Integrated Gas, Renewables & Power activities	(159)	(361)	(1,408)	(1,928)
Crude oil, petroleum products and freight rates activities	10	(320)	–	(310)
TOTAL	(149)	(681)	(1,408)	(2,238)

Financial instruments classified as level 3 are mainly composed of long-term liquefied natural gas purchase and sale contracts which relate to the trading activity.

The management of positions is carried out on the basis of a net value of LNG purchase and sale commitments; the valuation of contracts is based on observable market data, such as commodity forward prices, but it also takes into account unobservable data on contract performance (assumptions on the variable terms of the contracts, on the availability of infrastructures, on the performance of counterparties).

The valuation of LNG contracts is sensitive to changes in oil and natural gas prices on North American, Asian and European markets, as well as to these assumptions on contract performance.

TotalEnergies’ management horizon is 12 months in 2022 (as in 2021 and 2020), and includes the full annual delivery program of LNG cargoes for the following year.

The analysis of the fair value of the LNG portfolio over the period beyond 12 months carried out by the Company, allows to verify that there is no material asset or liability to be recognized in its accounts for that period. This analysis, which takes into account the specific characteristics of LNG contracts and of the gas market, including its liquidity, incorporates valuation parameters that are unobservable over this period, in particular Company internal assumptions on the long-term evolution of hydrocarbon prices, the execution of contracts and the performance of counterparties, the renegotiation of price terms in contracts or the exercise of their contractual flexibilities.

The description of each fair value level is presented in Note 15 to the Consolidated Financial Statements.

Form 20-F 2022 TotalEnergies	F-89

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 16 and 17

Cash Flow hedge

The impact on the income statement and other comprehensive income of the hedging instruments related to commodity contracts and qualified as cash flow hedges is detailed as follows:

As of December 31
(M$)	2022	2021	2020
Profit (Loss) recorded in other comprehensive income of the period	(5,524)	445	14
Recycled amount from other comprehensive income to the income statement of the period	1,317	(56)	(1)

These financial instruments are mainly one year term Henry Hub derivatives and European gas, power and CO2 emission rights derivatives.

As of December 31, 2022, the ineffective portion of these financial instruments is $132 million (in 2021 and in 2020 the ineffective portion of the financial instruments was nil).

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

Integrated Gas, Renewables & Power division trading: "value-at-risk" with a 97.5% probability

As of December 31,
(M$)	High	Low	Average	Year end
2022	119	15	53	92
2021	80	9	28	30
2020	51	6	21	27

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

Trading & Shipping: "value-at-risk with" a 97.5% probability

As of December 31,
(M$)	High	Low	Average	Year end
2022	48	9	22	27
2021	36	9	18	12
2020	30	6	15	19

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

Note 17 Post closing events

TotalEnergies’ investments in India

Following the allegations against Adani Group published on January 24, 2023 by Hindenburg Research, TotalEnergies issued a statement on February 3, 2023 providing the following clarifications on its joint investments in India, in partnership with Adani since 2018.

F-90	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Conolidated Financial Statements
Note 18

The following table lists TotalEnergies' current stakes in partnerships with Adani:

Adani Total Private Limited	50%
Adani Total Gas Limited (quoted)	37.4%
Adani Green Energy Limited (quoted)	19.75%
AGEL23	50%

TotalEnergies' exposure resulting from these stakes represents 2.4% ($3.1 billion at December 31, 2022) of the Company's capital employed and $180 million of net operating income in 2022. These investments being accounted for under the equity method, TotalEnergies has not performed any re-evaluation in its accounts of its stakes in the listed entities ATGL and AGEL in relation to the increase in their stock values.

Note 18 Consolidation scope

As of December 31, 2022, 1,149 entities are consolidated of which 169 are accounted for under the equity method (E).

The table below presents a comprehensive list of the consolidated entities:

Business		% Company		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Exploration & Production
	Abu Dhabi Gas Industries Limited	15.00%	E	United Arab Emirates	United Arab Emirates
	Angola LNG Supply Services, LLC	13.60%	E	United States	United States
	Bonny Gas Transport Limited	15.00%	E	Bermuda	Nigeria
	Brass Holdings B.V.	100.00%		Netherlands	Nigeria
	Brass LNG Limited	20.48%	E	Nigeria	Nigeria
	Congo Forest Company (CFC)	100.00%		Congo	Congo
	Deer Creek Pipelines Limited	75.00%		Canada	Canada
	Dolphin Energy Limited	24.50%	E	United Arab Emirates	United Arab Emirates
	E.F. Oil And Gas Limited	100.00%		United Kingdom	United Kingdom
	East African Crude Oil Pipeline (EACOP) Ltd	62.00%	E	United Kingdom	Uganda
	Elf E&P	100.00%		France	France
	Elf Exploration UK Limited	100.00%		United Kingdom	United Kingdom
	Elf Petroleum Iran	100.00%		France	Iran
	Elf Petroleum UK Limited	100.00%		United Kingdom	United Kingdom
	Gas Investment and Services Company Limited	10.00%	E	Bermuda	Oman
	Global Forestry Development (GFD)	49.00%	E	Belgium	Belgium
	Mabruk Oil Operations	49.02%		France	Libya
	Marsa LNG LLC	80.00%		Oman	Oman
	Norpipe Oil A/S	34.93%	E	Norway	Norway
	Norpipe Petroleum UK Limited	45.22%	E	United Kingdom	Norway
	Norpipe Terminal Holdco Limited	45.22%	E	United Kingdom	Norway
	Norsea Pipeline Limited	45.22%	E	United Kingdom	Norway
	North Oil Company	30.00%	E	Qatar	Qatar
	Northern Lights JV DA	33.33%	E	Norway	Norway
	Pars LNG Limited	40.00%	E	Bermuda	Iran
	Private Oil Holdings Oman Limited	10.00%	E	United Kingdom	Oman
	Stogg Eagle Funding B.V.	100.00%		Netherlands	Nigeria
	TOQAP Guyana B.V.	60.00%		Netherlands	Guyana
	Total Austral	100.00%		France	Argentina
	Total E&P Al Shaheen A/S	100.00%		Denmark	Qatar
	Total E&P Angola Block 15/06	100.00%		France	Angola
	Total E&P Angola Block 16	100.00%		France	Angola
	Total E&P Angola Block 16 Holdings	100.00%		France	Angola
	Total E&P Angola Block 33	100.00%		France	Angola
	Total E&P Angola Block 39	100.00%		France	Angola
	Total E&P Chine	100.00%		France	China
	Total E&P Chissonga	100.00%		France	Angola
	Total E&P Dunga GmbH	100.00%		Germany	Kazakhstan
	Total E&P East El Burullus Offshore B.V.	100.00%		Netherlands	Egypt
	Total E&P Egypt Block 2 B.V.	100.00%		Netherlands	Egypt
	Total E&P Egypt Offshore Western Desert B.V.	100.00%		Netherlands	Egypt
	Total E&P Egypte	100.00%		France	Egypt
	Total E&P Guyane Francaise	100.00%		France	France
	Total E&P Jutland Denmark B.V.	100.00%		Netherlands	Denmark
	Total E&P Kurdistan Region of Iraq (Harir) B.V.	100.00%		Netherlands	Iraq
	Total E&P Kurdistan Region of Iraq (Safen) B.V.	100.00%		Netherlands	Iraq
	Total E&P Kurdistan Region of Iraq (Taza) B.V.	100.00%		Netherlands	Iraq
	Total E&P Kurdistan Region of Iraq B.V.	100.00%		Netherlands	Iraq
	Total E&P M2 Holdings Limited	100.00%		South Africa	South Africa

Form 20-F 2022 TotalEnergies	F-91

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Total E&P Myanmar	100.00%	France	Myanmar
Total E&P Participations Petrolieres Congo	100.00%	Congo	Congo
Total E&P Philippines B.V.	100.00%	Netherlands	Philippines
Total E&P RDC	100.00%	Democratic Republic of Congo	Democratic Republic of Congo
Total E&P Services China Company Limited	100.00%	China	China
Total E&P South Pars	100.00%	France	Iran
Total E&P South Sudan	100.00%	France	Republic of South Sudan
Total E&P Syrie	100.00%	France	Syrian Arab Republic
Total E&P Tajikistan B.V.	100.00%	Netherlands	Tajikistan
Total Oil and Gas South America	100.00%	France	France
Total Pars LNG	100.00%	France	France
Total South Pars	100.00%	France	Iran
Total Venezuela	100.00%	France	France
TotalEnergies Anchor USA LLC	100.00%	United States	United States
TotalEnergies BTC B.V.	100.00%	Netherlands	Azerbaijan
TotalEnergies Denmark ASW	100.00%	United States	Denmark
TotalEnergies Denmark ASW Pipeline ApS	100.00%	Denmark	Denmark
TotalEnergies E&P Algérie	100.00%	France	Algeria
TotalEnergies E&P Algérie Berkine A/S	100.00%	Denmark	Algeria
TotalEnergies E&P Americas LLC	100.00%	United States	United States
TotalEnergies E&P Colombie	100.00%	France	Colombia
TotalEnergies E&P New Ventures Inc.	100.00%	United States	United States
TotalEnergies E&P North Sea UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies E&P Research & Technology USA LLC	100.00%	United States	United States
TotalEnergies E&P UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies E&P USA Inc.	100.00%	United States	United States
TotalEnergies E&P USA Oil Shale LLC	100.00%	United States	United States
TotalEnergies E&P USA Well Containment LLC	100.00%	United States	United States
TotalEnergies East Africa Midstream B.V.	100.00%	Netherlands	Uganda
TotalEnergies EP (Brunei) B.V.	100.00%	Netherlands	Brunei
TotalEnergies EP Absheron B.V.	100.00%	Netherlands	Azerbaijan
TotalEnergies EP Abu Al Bu Khoosh	100.00%	France	United Arab Emirates
TotalEnergies EP Angola	100.00%	France	Angola
TotalEnergies EP Angola Block 17.06	100.00%	France	Angola
TotalEnergies EP Angola Block 25	100.00%	France	Angola
TotalEnergies EP Angola Block 29	100.00%	France	Angola
TotalEnergies EP Angola Block 32	100.00%	France	Angola
TotalEnergies EP Angola Block 40	100.00%	France	Angola
TotalEnergies EP Angola Block 48 B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Angola Blocks 20-21	100.00%	France	Angola
TotalEnergies EP Asia Pacific Pte. Ltd	100.00%	Singapore	Singapore
TotalEnergies EP Azerbaijan B.V.	100.00%	Netherlands	Azerbaijan
TotalEnergies EP Block 9	100.00%	France	Lebanon
TotalEnergies EP Bolivie	100.00%	France	Bolivia
TotalEnergies EP Brasil Ltda	100.00%	Brazil	Brazil
TotalEnergies EP Bulgaria B.V.	100.00%	Netherlands	Bulgaria
TotalEnergies EP Cambodge	100.00%	France	Cambodia
TotalEnergies EP Canada Ltd	100.00%	Canada	Canada
TotalEnergies EP Company UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies EP Congo	85.00%	Congo	Congo
TotalEnergies EP Côte d'Ivoire B.V.	100.00%	Netherlands	Côte d'Ivoire
TotalEnergies EP Cyprus B.V.	100.00%	Netherlands	Cyprus
TotalEnergies EP Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies EP Danmark A/S - CPH	100.00%	Denmark	Denmark
TotalEnergies EP Dolphin Holdings	100.00%	France	France
TotalEnergies EP Dolphin Midstream	100.00%	France	France
TotalEnergies EP Dolphin Upstream	100.00%	France	Qatar
TotalEnergies EP France	100.00%	France	France
TotalEnergies EP Gabon	58.28%	Gabon	Gabon
TotalEnergies EP Gass Handel Norge AS	100.00%	Norway	Norway
TotalEnergies EP Gastransport Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP Golfe	100.00%	France	Qatar
TotalEnergies EP Greece B.V.	100.00%	Netherlands	Greece
TotalEnergies EP Guyana B.V.	100.00%	Netherlands	Guyana
TotalEnergies EP Holding UAE B.V.	100.00%	Netherlands	United Arab Emirates

F-92	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies EP Holdings Russia	100.00%	France	France
TotalEnergies EP International K1 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International K2 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International K3 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP Iran B.V.	100.00%	Netherlands	Iran
TotalEnergies EP Iraq	100.00%	France	Iraq
TotalEnergies EP Italia S.p.A.	100.00%	Italy	Italy
TotalEnergies EP Kazakhstan	100.00%	France	Kazakhstan
TotalEnergies EP Kenya B.V.	100.00%	Netherlands	Kenya
TotalEnergies EP Liban S.A.L.	100.00%	Lebanon	Lebanon
TotalEnergies EP Libye	100.00%	France	Libya
TotalEnergies EP Lower Zakum B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP Malaysia	100.00%	France	Malaysia
TotalEnergies EP Mauritania Block C18 B.V.	100.00%	Netherlands	Mauritania
TotalEnergies EP Mauritania Block C9 B.V.	100.00%	Netherlands	Mauritania
TotalEnergies EP Mauritania Blocks DW B.V.	100.00%	Netherlands	Mauritania
TotalEnergies EP Mauritanie	100.00%	France	Mauritania
TotalEnergies EP M'Bridge B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Mexico S.A. de C.V.	100.00%	Mexico	Mexico
TotalEnergies EP Namibia B.V.	100.00%	Netherlands	Namibia
TotalEnergies EP Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP Nigeria Deepwater A Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater B Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater C Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater D Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater E Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater F Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater G Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater H Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria S.A.S.	100.00%	France	France
TotalEnergies EP Norge AS	100.00%	Norway	Norway
TotalEnergies EP Oman Block 11 B.V.	100.00%	France	Oman
TotalEnergies EP Oman S.A.S.	100.00%	France	Oman
TotalEnergies EP Petroleum Angola	100.00%	France	Angola
TotalEnergies EP Pipelines Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies EP Profils Petroliers	100.00%	France	France
TotalEnergies EP Qatar	100.00%	France	Qatar
TotalEnergies EP Qatar 2	100.00%	France	Qatar
TotalEnergies EP Ratawi Hub	100.00%	France	Iraq
TotalEnergies EP Russie	100.00%	France	Russia
TotalEnergies EP Sao Tome and Principe B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Sebuku	100.00%	France	Indonesia
TotalEnergies EP Senegal	100.00%	France	Senegal
TotalEnergies EP Services Brazil B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP South Africa B.V.	100.00%	Netherlands	South Africa
TotalEnergies EP South Africa Block 567 (Pty) Ltd	100.00%	South Africa	South Africa
TotalEnergies EP Suriname B.V.	100.00%	Netherlands	Suriname
TotalEnergies EP Thailand	100.00%	France	Thailand
TotalEnergies EP UAE Unconventional Gas B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP Uganda S.A.S.	100.00%	France	Uganda
TotalEnergies EP Umm Shaif Nasr B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP Venezuela B.V.	100.00%	Netherlands	Venezuela
TotalEnergies EP Vostok LLC	100.00%	Russia	Russia
TotalEnergies EP Waha	100.00%	Cayman Islands	Libya
TotalEnergies EP Well Response	100.00%	France	France
TotalEnergies EP Yemen	100.00%	France	Yemen
TotalEnergies EP Yemen Block 3 B.V.	100.00%	Netherlands	Yemen
TotalEnergies Holdings EACOP S.A.S.	100.00%	France	Uganda
TotalEnergies Holdings International B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Holdings Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Jack USA LLC	100.00%	United States	United States
TotalEnergies LNG Supply Services USA	100.00%	United States	United States
TotalEnergies Nature Based Solutions	100.00%	France	France

Form 20-F 2022 TotalEnergies	F-93

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies Nature Based Solutions II	100.00%	France	France
TotalEnergies Nederland Facilities Management B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Offshore GB Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies Offshore UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies Petróleo & Gás Brasil Ltda	100.00%	Brazil	Brazil
TotalEnergies Shipping Brazil B.V.	100.00%	Netherlands	Brazil
TotalEnergies Termokarstovoye S.A.S.	100.00%	France	France
TotalEnergies Upstream Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies Upstream Nigeria	100.00%	Nigeria	Nigeria
TotalEnergies Upstream UK Ltd	100.00%	United Kingdom	United Kingdom
Uintah Colorado Resources, LLC	66.67%	United States	United States
Uintah Colorado Resources II, LLC	100.00%	United States	United States

Business		% Company		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Integrated Gas, Renewables & Power
	Abarloar Solar S.L.U.	100.00%		Spain	Spain
	Abu Dhabi Gas Liquefaction Company Limited	5.00%	E	United Arab Emirates	United Arab Emirates
	Adani Gas Limited AGL	37.40%	E	India	India
	Adani Green Energy Ltd	19.75%	E	India	India
	Adani Green Energy Twenty Three Limited	50.00%	E	India	India
	Adani Total Private Limited (d)	50.00%	E	India	India
	Advanced Thermal Batteries Inc.	50.00%	E	United States	United States
	Aerospatiale Batteries (ASB)	50.00%	E	France	France
	Aerowatt Energies	65.00%	E	France	France
	Aerowatt Energies 2	51.00%	E	France	France
	Al Kharsaa Solar Holdings B.V.	49.00%	E	Netherlands	Netherlands
	Alamo Solarbay S.L.U.	100.00%		Spain	Spain
	Alcad AB	100.00%		Sweden	Sweden
	Alicante	50.00%	E	France	France
	Alicante 2	50.00%	E	France	France
	Altergie Territoires 2	44.58%	E	France	France
	Altergie Territoires 3	50.00%	E	France	France
	Amber Solar Power Cinco, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Cuatro, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Dieciseis, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Diez, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Nueve, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Quince, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Tres, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Uno, S.L.	65.00%	E	Spain	Spain
	Amura Solar, S.L.U.	100.00%		Spain	Spain
	Anayet Solar, S.L.U.	100.00%		Spain	Spain
	Anclote Solar, S.L.U.	100.00%		Spain	Spain
	Ancora Solar, S.L.U.	100.00%		Spain	Spain
	Andromeda Solarbay HP S.L.	100.00%		Spain	Spain
	Angola LNG Ltd	13.60%	E	Bermuda	Angola
	Arbotante Solar, S.L.U.	100.00%		Spain	Spain
	Arctic LNG 2 LLC	10.00%	E	Russia	Russia
	Armada Solar, S.L.U.	100.00%		Spain	Spain
	ATJV Offshore	50.00%	E	Singapore	Singapore
	Atolón Solar, S.L.U.	100.00%		Spain	Spain
	Attentive Energy, LLC	84.00%	E	United States	United States
	Auriga Generacion S.L.	100.00%		Spain	Spain
	Automotive Cells Company, S.E.	33.33%	E	France	France
	Baker Creek Solar, LLC	100.00%		United States	United States
	Baser Comercializadora de Referencia	100.00%		Spain	Spain
	BioBearn S.A.S.	100.00%		France	France
	BioDeac S.A.S.	65.00%	E	France	France
	BioGasconha S.A.S.	100.00%		France	France
	Biogaz Breuil	100.00%		France	France
	Biogaz Chatillon	100.00%		France	France
	Biogaz Corcelles	100.00%		France	France
	Biogaz Epinay	100.00%		France	France
	Biogaz Libron	100.00%		France	France
	Biogaz Milhac	100.00%		France	France

F-94	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Biogaz Soignolles	100.00%		France	France
Biogaz Torcy	100.00%		France	France
Biogaz Vert Le Grand	100.00%		France	France
Biogaz Viriat	100.00%		France	France
BioLoie S.A.S.	55.00%	E	France	France
BioPommeria S.A.S.	100.00%		France	France
BioQuercy S.A.S.	66.00%	E	France	France
Bioroussillon S.A.S.	100.00%		France	France
Biovilleneuvois S.A.S.	100.00%		France	France
Blue Gem Wind Limited	80.00%	E	United Kingdom	United Kingdom
Brazoria Solar I, LLC	100.00%		United States	United States
Brazoria Solar II, LLC	100.00%		United States	United States
Cameron LNG Holdings LLC	16.60%	E	United States	United States
Castille	50.00%	E	France	France
Cefeo Solar S.L.	100.00%		Spain	Spain
Centaurus Environment S.L.U.	100.00%		Spain	Spain
Central Solaire RENFR 331	100.00%		France	France
Centrale Eolienne De La Vallee Gentillesse	74.80%		France	France
Centrale Hydrolique Alas	100.00%		France	France
Centrale Hydrolique Ardon	90.00%		France	France
Centrale Hydrolique Arvan	100.00%		France	France
Centrale Hydrolique Barbaira	100.00%		France	France
Centrale Hydrolique Bonnant	100.00%		France	France
Centrale Hydrolique Gavet	100.00%		France	France
Centrale Hydrolique Miage	100.00%		France	France
Centrale Hydrolique Previnquieres	100.00%		France	France
Centrale Photovoltaique De Merle Sud	40.58%	E	France	France
Centrale Solaire 2	100.00%		France	France
Centrale Solaire 21.09-4	100.00%		France	France
Centrale Solaire APV R&D	100.00%		France	France
Centrale Solaire Autoprod	100.00%		France	France
Centrale Solaire Beauce Val de Loire	60.00%		France	France
Centrale Solaire Borde Blanche	100.00%		France	France
Centrale Solaire Cet d'Al Gouty	100.00%		France	France
Centrale Solaire Chemin De Melette	51.00%	E	France	France
Centrale Solaire De Cazedarnes	75.00%		France	France
Centrale Solaire Dom	100.00%		France	France
Centrale Solaire Du Centre Ouest	100.00%		France	France
Centrale Solaire Du Lavoir	60.00%		France	France
Centrale Solaire Estarac	35.00%	E	France	France
Centrale Solaire Forum Laudun	100.00%		France	France
Centrale Solaire Gatilles	100.00%		France	France
Centrale Solaire Golbey	100.00%		France	France
Centrale Solaire Guinots	60.00%	E	France	France
Centrale Solaire Heliovale	59.63%	E	France	France
Centrale Solaire La Potence	100.00%		France	France
Centrale Solaire La Roquette	100.00%		France	France
Centrale Solaire La Tastere	60.00%	E	France	France
Centrale Solaire Lacoste	100.00%		France	France
Centrale Solaire Larampeau	100.00%		France	France
Centrale Solaire Les Cordeliers	83.98%		France	France
Centrale Solaire Les Cordeliers 2	75.00%		France	France
Centrale Solaire Lodes	50.00%	E	France	France
Centrale Solaire Lot 1	100.00%		France	France
Centrale Solaire Mazeran Lr	50.00%	E	France	France
Centrale Solaire Merle Sud 2	60.00%	E	France	France
Centrale Solaire Olinoca	10.00%	E	France	France
Centrale Solaire Ombrieres Cap Agathois	83.98%		France	France
Centrale Solaire Ombrieres De Blyes	60.00%		France	France
Centrale Solaire Plateau De Pouls	51.00%		France	France
Centrale Solaire Pouy Negue 2	100.00%		France	France
Centrale Solaire RENFR 436	100.00%		France	France
Centrale Solaire Solarshare Bordeaux	100.00%		France	France
Centrale Solaire Terre du Roi	100.00%		France	France
Centrale Solaire Toiture Josse	60.00%	E	France	France
Centrale Solaire Vauvoix	60.00%	E	France	France

Form 20-F 2022 TotalEnergies	F-95

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Centrale Solaire Zabo 2	100.00%		France	France
Cerezo Solar, S.L.U.	100.00%		Spain	Spain
Cidra Solar, S.L.U.	100.00%		Spain	Spain
Circinus Energy S.L.	100.00%		Spain	Spain
Clinton Solar, LLC	100.00%		United States	United States
Colón LNG Marketing S. de R. L.	50.00%	E	Panama	Panama
Columba Renovables S.L.U.	100.00%		Spain	Spain
Comanche Solar, LLC	100.00%		United States	United States
Core Energy Development, LLC	100.00%		United States	United States
Core Fund 1, LLC	100.00%		United States	United States
Core Solar Capital, LLC	100.00%		United States	United States
Core Solar Data, LLC	100.00%		United States	United States
Core Solar Development, LLC	100.00%		United States	United States
Core Solar DG, LLC	100.00%		United States	United States
Core Solar Holdings I, LLC	100.00%		United States	United States
Core Solar Land Holdings I, LLC	100.00%		United States	United States
Core Solar SPV X, LLC	100.00%		United States	United States
Core Solar SPV XV, LLC	100.00%		United States	United States
Core Solar SPV XXIV, LLC	100.00%		United States	United States
Core Solar, LLC	100.00%		United States	United States
Cote d'Ivoire GNL	34.00%	E	Côte d'Ivoire	Côte d'Ivoire
Cottonwood Bayou Solar, LLC	100.00%		United States	United States
Cowtown Solar, LLC	100.00%		United States	United States
Crc Kern Front Tugboat, LLC	100.00%		United States	United States
CS Carrefour de l'Europe	100.00%		France	France
CS Les Comottes	100.00%		France	France
CS QUADRAO 2	100.00%		United States	United States
Cygnus Environment S.L.	100.00%		Spain	Spain
Danish Fields Solar, LLC	100.00%		United States	United States
Del Rio Funding LLC (a)	59.57%	E	United States	United States
ECA LNG Holdings B.V.	16.60%	E	Netherlands	Netherlands
Eclipse Solar SPA	100.00%		Chile	Chile
Edelweis Solar, S.L.U.	100.00%		Spain	Spain
Energie Developpement	50.00%	E	France	France
Eole Boin	100.00%		France	France
Eole Champagne Conlinoise	66.00%	E	France	France
Eole Dadoud	100.00%		France	France
Eole Fonds Caraibes	100.00%		France	France
Eole Grand Maison	100.00%		France	France
Eole La Montagne	87.60%		France	France
Eole La Perriere S.A.R.L.	100.00%		France	France
Eole Morne Carriere	100.00%		France	France
Eole Yate	100.00%		France	France
Eolmed	20.00%	E	France	France
Evergreen Solar, LLC	100.00%		United States	United States
Falla Solar, S.L.U.	100.00%		Spain	Spain
Fast Jung KB	100.00%		Sweden	Sweden
Fleming Solar, LLC	100.00%		United States	United States
Fluxsol	100.00%		France	France
Fonroche Energies Renouvelables S.A.S.	100.00%		France	France
Frieman & Wolf Batterietechnick GmbH	100.00%		Germany	Germany
G.K. Succeed Tsu Haze	45.00%	E	Japan	Japan
Galibier	50.00%	E	France	France
Garonne-et-Canal Energies	100.00%		France	France
Gas Del Litoral SRLCV	25.00%	E	Mexico	Mexico
GIP III Zephyr Holdings, LLC	50.00%	E	United States	United States
Glaciere De Palisse	100.00%		France	France
Global LNG Armateur S.A.S.	100.00%		France	France
Global LNG Downstream S.A.S.	100.00%		France	France
Global LNG North America Corporation	100.00%		United States	United States
Global LNG S.A.S.	100.00%		France	France
Go Electric	100.00%		United States	United States
Golden Triangle Solar, LLC	100.00%		United States	United States
Goodfellow Solar III, LLC	100.00%		United States	United States
Gray Whale Offshore Wind Power No.1 Co., Ltd	42.50%	E	South Korea	South Korea
Gray Whale Offshore Wind Power No.2 Co., Ltd	42.50%	E	South Korea	South Korea

F-96	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Gray Whale Offshore Wind Power No.3 Co. Ltd	42.50%	E	South Korea	South Korea
Greenflex Actirent Group, S.L.	100.00%		Spain	Spain
Greenflex S.A.S.	100.00%		France	France
Grillete Solar, S.L.U.	100.00%		Spain	Spain
GT R4 Holding Limited	50.00%	E	United Kingdom	United Kingdom
Gulf Total Tractebel Power Company PSJC	20.00%	E	United Arab Emirates	United Arab Emirates
Hanwha Total Solar II, LLC	50.00%	E	United States	United States
Hanwha Total Solar, LLC	50.00%	E	United States	United States
Helio 100 Kw	100.00%		France	France
Helio 971	100.00%		France	France
Helio 974 Sol 1	100.00%		France	France
Helio 974 Toiture 2	100.00%		France	France
Helio Fonds Caraibes	100.00%		France	France
Helio L'R	100.00%		France	France
Helio Saint Benoit	100.00%		France	France
Helio Wabealo	100.00%		France	France
Helix Project V, LLC	100.00%		United States	United States
HETTY	100.00%		France	France
Hill Solar I, LLC	100.00%		United States	United States
Hill Solar I, LLC	100.00%		United States	United States
Hill Solar II, LLC	100.00%		United States	United States
HTS Holdings LLC	50.00%	E	United States	United States
Hydro 974	100.00%		France	France
Hydro Tinee	50.00%	E	France	France
Hydromons	100.00%		France	France
Ichthys LNG PTY Limited	26.00%	E	Australia	Australia
Ise Total Nanao Power Plant G.K.	50.00%	E	Japan	Japan
Jingdan New Energy investment (Shanghai) Co. Ltd	50.00%	E	China	China
Jmcp	50.05%		France	France
Keith Solar I, LLC	100.00%		United States	United States
Komundo Offshore Wind Power Co., Ltd	42.50%	E	South Korea	South Korea
LA Basin Solar I, LLC	100.00%		United States	United States
La Compagnie Electrique de Bretagne	50.00%	E	France	France
La Metairie Neuve	25.00%	E	France	France
La Seauve	40.00%	E	France	France
Lanuza Solar, S.L.U.	100.00%		Spain	Spain
Lauderdale Solar, LLC	100.00%		United States	United States
Laurens Solar I, LLC	100.00%		United States	United States
Lemoore Stratford Land Holdings IV, LLC	100.00%		United States	United States
Les ailes de Taillard	50.00%	E	France	France
Les vents de la Moivre 1	100.00%		France	France
Les Vents de la Moivre 2	100.00%		France	France
Les Vents de la Moivre 3	100.00%		France	France
Les Vents de la Moivre 4	100.00%		France	France
Les Vents de la Moivre 5	100.00%		France	France
Les Vents De Nivillac	100.00%		France	France
Leuret	50.00%	E	France	France
Lorca	50.00%	E	France	France
Luce Solar SPA	100.00%		Chile	Chile
Luminora Solar 5	65.00%	E	Spain	Spain
Luminora Solar cuatro, S.L.	65.00%	E	Spain	Spain
Luminora Solar Dos, S.L.	65.00%	E	Spain	Spain
Luminora Solar Tres, S.L.	65.00%	E	Spain	Spain
Maenggoldo Offshore Wind Power Co., Ltd	42.50%	E	South Korea	South Korea
Margeriaz Energie	100.00%		France	France
Martianez Solar, S.L.U.	100.00%		Spain	Spain
Marysville Unified School District Solar, LLC	100.00%		United States	United States
Mauricio Solar, S.L.U.	100.00%		Spain	Spain
Maxeon Solar Technologies, Pte. Ltd.	26.66%	E	Singapore	Singapore
Methanergy	100.00%		France	France
Missiles & Space Batteries Limited	50.00%	E	United Kingdom	United Kingdom
Miyagi Osato Solar Park G.K.	45.00%	E	Japan	Japan
Miyako Kuzakai Solarpark G.K.	50.00%	E	Japan	Japan
Moz LNG1 Co-Financing Company	26.50%		Mozambique	Mozambique
Moz LNG1 Financing Company Ltd	26.50%		United Arab Emirates	United Arab Emirates

Form 20-F 2022 TotalEnergies	F-97

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Moz LNG1 Holding Company Ltd	26.50%		United Arab Emirates	United Arab Emirates
Mozambique LNG Marine Terminal Company S.A.	26.50%		Mozambique	Mozambique
Mozambique MOF Company S.A.	26.50%		Mozambique	Mozambique
Mulilo Prieska PV (RF) Proprietary Limited	27.00%	E	South Africa	South Africa
Mustang Creek Solar, LLC	100.00%		United States	United States
Myrtle Solar, LLC	100.00%		United States	United States
National Gas Shipping Company Limited	5.00%	E	United Arab Emirates	United Arab Emirates
Nigeria LNG Limited	15.00%	E	Nigeria	Nigeria
Nouvelle Centrale Eolienne de Lastours	50.00%	E	France	France
Nuza Solar, S.L.U.	100.00%		Spain	Spain
Nyk Armateur S.A.S.	50.00%	E	France	France
Offshore Wind Power Ltd	38.25%	E	United Kingdom	United Kingdom
Oman LNG, LLC	5.54%	E	Oman	Oman
Papua LNG Development Pte Ltd	100.00%		Singapore	Papua New Guinea
Parc Eolien de Cassini	50.00%	E	France	France
Parc Eolien Des Monts Jumeaux	50.00%	E	France	France
Parc Eolien Du Coupru	50.00%	E	France	France
Parc Eolien du Vilpion	50.00%	E	France	France
Parque Fotovoltaico Alicahue Solar SPA	100.00%		Chile	Chile
Parque Fotovoltaico Santa Adriana Solar SPA	100.00%		Chile	Chile
Piedra Solar, LLC	100.00%		United States	United States
Pilastra Solar, S.L.U.	100.00%		Spain	Spain
Planta solar OPDE Andalucía 3, S.L.U.	100.00%		Spain	Spain
Portalon Solar, S.L.U.	100.00%		Spain	Spain
Pos Production Ii	60.00%		France	France
Pos Production Iii	70.00%		France	France
Pos Production Iv	70.00%		France	France
Pos Production V	70.00%		France	France
Poste HTB du Mont de L'Arbre	100.00%		France	France
Postigo Solar, S.L.U.	100.00%		Spain	Spain
PT TATS Indonesia	100.00%		Indonesia	Indonesia
Qatar Liquefied Gas Company Limited	10.00%	E	Qatar	Qatar
Qatar Liquefied Gas Company Limited (II)	16.70%	E	Qatar	Qatar
Quadrica	51.00%	E	France	France
Quilla Solar, S.L.U.	100.00%		Spain	Spain
Rabiza Solar, S.L.U.	100.00%		Spain	Spain
Randolph Solar I, LLC	100.00%		United States	United States
Recova Solar, S.L.U.	100.00%		Spain	Spain
Regata Solar, S.L.U.	100.00%		Spain	Spain
RLA Solar SPA	100.00%		Chile	Chile
Rolling Plains Solar, LLC	100.00%		United States	United States
Saft (Zhuhai FTZ) Batteries Company Limited	100.00%		China	China
Saft (Zhuhai) Energy Storage Co	100.00%		China	China
Saft AB	100.00%		Sweden	Sweden
Saft America Inc.	100.00%		United States	United States
Saft AS	100.00%		Norway	Norway
Saft Australia PTY Limited	100.00%		Australia	Australia
Saft Batterias SL	100.00%		Spain	Spain
Saft Batterie Italia S.R.L.	100.00%		Italy	Italy
Saft Batterien GmbH	100.00%		Germany	Germany
Saft Batteries Pte Limited	100.00%		Singapore	Singapore
Saft Batteries PTY Limited	100.00%		Australia	Australia
Saft Batterijen B.V.	100.00%		Netherlands	Netherlands
Saft Do Brasil Ltda	100.00%		Brazil	Brazil
Saft EV S.A.S.	100.00%		France	France
Saft Ferak AS	100.00%		Czech Republic	Czech Republic
Saft Groupe S.A.S.	100.00%		France	France
Saft Hong Kong Limited	100.00%		Hong Kong	Hong Kong
Saft India Private Limited	100.00%		India	India
Saft Japan KK	100.00%		Japan	Japan
Saft Limited	100.00%		United Kingdom	United Kingdom
Saft LLC	100.00%		Russia	Russia
Saft Nife ME Limited	100.00%		Cyprus	Cyprus
Saft S.A.S.	100.00%		France	France
Sanders Creek Solar, LLC	100.00%		United States	United States

F-98	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Seagreen HoldCo 1 Limited	51.00%	E	United Kingdom	United Kingdom
Shams Power Company PJSC	20.00%	E	United Arab Emirates	United Arab Emirates
Societe Champenoise d'Energie	16.00%	E	France	France
Societe Economie Mixte Production Energetique Renouvelable	35.92%	E	France	France
Sol Holding, LLC	50.00%	E	United States	United States
Solar Carport NJ, LLC	100.00%		United States	United States
Solar Energies	65.00%	E	France	France
Solar Star Academia 1, LLC	100.00%		United States	United States
Solar Star Always Low Prices Hi, LLC	100.00%		United States	United States
Solar Star Arizona HMR-1, LLC	100.00%		United States	United States
Solar Star Baltimore Carney, LLC	100.00%		United States	United States
Solar Star Baltimore Roofs, LLC	100.00%		United States	United States
Solar Star Bay City 2, LLC	100.00%		United States	United States
Solar Star Big Apple BTM, LLC	100.00%		United States	United States
Solar Star Big Apple CDG, LLC	100.00%		United States	United States
Solar Star Big Apple CDGB,LLC	100.00%		United States	United States
Solar Star Blakeslee 2, LLC	100.00%		United States	United States
Solar Star Buchanan 1, LLC	100.00%		United States	United States
Solar Star Buchanan 2, LLC	100.00%		United States	United States
Solar Star California LXXV, LLC	100.00%		United States	United States
Solar Star California LXXVI, LLC	100.00%		United States	United States
Solar Star California LXXVIII, LLC	100.00%		United States	United States
Solar Star California XXXV, LLC	100.00%		United States	United States
Solar Star California XXXVI, LLC	100.00%		United States	United States
Solar Star California XXXVIII, LLC	100.00%		United States	United States
Solar Star Cambridge 1, LLC	100.00%		United States	United States
Solar Star Carbondale 1, LLC	100.00%		United States	United States
Solar Star Carlsbad 1, LLC	100.00%		United States	United States
Solar Star Charles City 1, LLC	100.00%		United States	United States
Solar Star Charles City 2, LLC	100.00%		United States	United States
Solar Star Charlotte 1, LLC	100.00%		United States	United States
Solar Star Clovis Curry North, LLC	100.00%		United States	United States
Solar Star Clovis Curry South, LLC	100.00%		United States	United States
Solar Star Co Co 2500, LLC	100.00%		United States	United States
Solar Star Colorado II, LLC	100.00%		United States	United States
Solar Star CRC Kern Front, LLC	100.00%		United States	United States
Solar Star CRC Mt. Poso, LLC	100.00%		United States	United States
Solar Star CRC North Shafter, LLC	100.00%		United States	United States
Solar Star CRC Pier A West, LLC	100.00%		United States	United States
Solar Star CRC Yowlumne 1 North, LLC	100.00%		United States	United States
Solar Star CRC Yowlumne 2 South, LLC	100.00%		United States	United States
Solar Star Deer Island, LLC	100.00%		United States	United States
Solar Star Dornsife 1, LLC	100.00%		United States	United States
Solar Star Fort Atkinson South, LLC	100.00%		United States	United States
Solar Star George Gift, LLC	100.00%		United States	United States
Solar Star Gloucester 1, LLC	100.00%		United States	United States
Solar Star Gloucester 2, LLC	100.00%		United States	United States
Solar Star Goochland 1, LLC	100.00%		United States	United States
Solar Star Goodwin Storage, LLC	100.00%		United States	United States
Solar Star Halifax 1, LLC	100.00%		United States	United States
Solar Star Harbor, LLC	100.00%		United States	United States
Solar Star Hawley 1, LLC	100.00%		United States	United States
Solar Star HD Maryland, LLC	100.00%		United States	United States
Solar Star HD New Jersey, LLC	100.00%		United States	United States
Solar Star HD New York, LLC	100.00%		United States	United States
Solar Star Healthy 1, LLC	100.00%		United States	United States
Solar Star Healthy Lake, LLC	100.00%		United States	United States
Solar Star Herald Square 1, LLC	100.00%		United States	United States
Solar Star Hernwood, LLC	100.00%		United States	United States
Solar Star Irondale, LLC	100.00%		United States	United States
Solar Star Jal, LLC	100.00%		United States	United States
Solar Star Kennedale Storage, LLC	100.00%		United States	United States
Solar Star Khsd, LLC	100.00%		United States	United States
Solar Star LA County High Desert, LLC	100.00%		United States	United States
Solar Star Lake Mills 1, LLC	100.00%		United States	United States

Form 20-F 2022 TotalEnergies	F-99

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Solar Star LCR Culver City, LLC	100.00%		United States	United States
Solar Star LCR Irvine, LLC	100.00%		United States	United States
Solar Star LCR Split 2, LLC	100.00%		United States	United States
Solar Star Lincoln School, LLC	100.00%		United States	United States
Solar Star Lompoc Diatomite 1, LLC	100.00%		United States	United States
Solar Star Los Lunas 2 LLC	100.00%		United States	United States
Solar Star Los Lunas, LLC	100.00%		United States	United States
Solar Star MA - Tewksbury, LLC	100.00%		United States	United States
Solar Star Massachusetts II, LLC	100.00%		United States	United States
Solar Star Massachusetts III, LLC	100.00%		United States	United States
Solar Star Maxx 1, LLC	100.00%		United States	United States
Solar Star Mayfield 1, LLC	100.00%		United States	United States
Solar Star Maynard 1, LLC	100.00%		United States	United States
Solar Star Mifflinburg 1, LLC	100.00%		United States	United States
Solar Star Millville Rohrsburg, LLC	100.00%		United States	United States
Solar Star Millville, LLC	100.00%		United States	United States
Solar Star Mount Crawford 1, LLC	100.00%		United States	United States
Solar Star North Herty Storage, LLC	100.00%		United States	United States
Solar Star Orangeville 2, LLC	100.00%		United States	United States
Solar Star Orangeville Eagle, LLC	100.00%		United States	United States
Solar Star Parent CRC Kern Front, LLC	100.00%		United States	United States
Solar Star Parent CRC Mt. Poso, LLC	100.00%		United States	United States
Solar Star Parent CRC North Shafter, LLC	100.00%		United States	United States
Solar Star Parent CRC Pier A West, LLC	100.00%		United States	United States
Solar Star Parent CRC Yowlumne 1 North, LLC	100.00%		United States	United States
Solar Star Parent CRC Yowlumne 2 South, LLC	100.00%		United States	United States
Solar Star Parkton, LLC	100.00%		United States	United States
Solar Star Pennsauken, LLC	100.00%		United States	United States
Solar Star Petersburg 1, LLC	100.00%		United States	United States
Solar Star Philipsburg 1, LLC	100.00%		United States	United States
Solar Star Pleasant Mount 1, LLC	100.00%		United States	United States
Solar Star Pleasant Mount 2, LLC	100.00%		United States	United States
Solar Star Prime 2, LLC	100.00%		United States	United States
Solar Star PTC 1, LLC	100.00%		United States	United States
Solar Star PTC 2, LLC	100.00%		United States	United States
Solar Star Serving Science 2, LLC	100.00%		United States	United States
Solar Star Serving Science, LLC	100.00%		United States	United States
Solar Star South Deering, LLC	100.00%		United States	United States
Solar Star Storage Texas, LLC	100.00%		United States	United States
Solar Star Timberville 1, LLC	100.00%		United States	United States
Solar Star Timberville 2, LLC	100.00%		United States	United States
Solar Star Track Southern Ave 1, LLC	100.00%		United States	United States
Solar Star Tranquility, LLC	100.00%		United States	United States
Solar Star Unkety Brook, LLC	100.00%		United States	United States
Solar Star Urbana Landfill South, LLC	100.00%		United States	United States
Solar Star Virginia Holdco, LLC	100.00%		United States	United States
Solar Star Ware 1, LLC	100.00%		United States	United States
Solar Star Western Hills Storage, LLC	100.00%		United States	United States
Solar Star Wholesome Portland, LLC	100.00%		United States	United States
Solarstar Ma I, LLC	100.00%		United States	United States
Solarstar Prime I, LLC	100.00%		United States	United States
SolarStorage Fund A, LLC	100.00%		United States	United States
SolarStorage Fund B, LLC	100.00%		United States	United States
SolarStorage Fund C, LLC	100.00%		United States	United States
SolarStorage Fund D, LLC	100.00%		United States	United States
Sombrero Solar, LLC	100.00%		United States	United States
South Hook LNG Terminal Company Limited	8.35%	E	United Kingdom	United Kingdom
Spinnaker Solar, S.L.U.	100.00%		Spain	Spain
SPWR SS 1, LLC	100.00%		United States	United States
Strongstown Solar, LLC	100.00%		United States	United States
SunPower Bobcat Solar, LLC	100.00%		United States	United States
SunPower Commercial FTB Construction, LLC	100.00%		United States	United States
SunPower Commercial Holding Company FTB SLB Parent, LLC	100.00%		United States	United States
SunPower Commercial Holding Company FTB SLB, LLC	100.00%		United States	United States
SunPower Helix I, LLC	100.00%		United States	United States

F-100	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

SunPower NY CDG 1, LLC	100.00%		United States	United States
SunPower Revolver HoldCo I Parent, LLC	100.00%		United States	United States
SunPower Revolver HoldCo I, LLC	100.00%		United States	United States
Sunzil	50.00%	E	France	France
Swingletree Operations, LLC	100.00%		United States	United States
Tadiran Batteries GmbH	100.00%		Germany	Germany
Tadiran Batteries Limited	100.00%		Israel	Israel
Tianneng Saft Energy Joint Stock Company	40.00%	E	China	China
TNE Holdco 1 Ltd	100.00%		United Kingdom	United Kingdom
Total Direct Energie Belgium	100.00%		Belgium	Belgium
Total E&P Indonesie	100.00%		France	Indonesia
Total Energies Biogaz France	100.00%		France	France
Total Eren (b)	29.60%	E	France	France
Total Eren Holding	33.86%	E	France	France
Total Shenergy LNG (Shanghai) Co., Ltd.	49.00%	E	China	China
Total Solar Singapore Pte Ltd	100.00%		Singapore	Singapore
Total Strong, LLC	50.00%	E	United States	United States
Total Tractebel Emirates O & M Company	50.00%	E	France	United Arab Emirates
Total Tractebel Emirates Power Company	50.00%	E	France	United Arab Emirates
TotalEnergies - Centrale Electrique Bayet	100.00%		France	France
TotalEnergies - Centrale Electrique Marchienne-au-Pont	100.00%		Belgium	Belgium
TotalEnergies - Centrale Electrique Pont-sur-Sambre	100.00%		France	France
TotalEnergies - Centrale Electrique Saint-Avold	100.00%		France	France
TotalEnergies - Centrale Electrique Toul	100.00%		France	France
TotalEnergies Australia Unit Trust (c)	0.00%		Australia	Australia
TotalEnergies Biogas Holdings USA, LLC	100.00%		United States	United States
TotalEnergies Carbon Solutions	100.00%		France	France
TotalEnergies Carolina Long Bay, LLC	100.00%		United States	United States
TotalEnergies CCS Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies Clientes	100.00%		Spain	Spain
TotalEnergies CW I Solar, LLC	100.00%		United States	United States
TotalEnergies DF Solar, LLC	100.00%		United States	United States
Totalenergies Distributed Generation Assets Usa, LLC	100.00%		United States	United States
TotalEnergies Distributed Generation Philippines Inc.	100.00%		United States	United States
Totalenergies Distributed Generation Usa, LLC	100.00%		United States	United States
TotalEnergies E&P Yamal	100.00%		France	France
TotalEnergies Electricidad y Gas España	100.00%		Spain	Spain
TotalEnergies Electricité et Gaz France	100.00%		France	France
TotalEnergies EP Angola Développement Gaz	100.00%		France	Angola
TotalEnergies EP Australia	100.00%		France	Australia
TotalEnergies EP Australia II	100.00%		France	Australia
TotalEnergies EP Australia III	100.00%		France	Australia
TotalEnergies EP Barnett USA	100.00%		United States	United States
TotalEnergies EP Holding Mauritius Ltd	100.00%		Mauritius Island	Mauritius Island
TotalEnergies EP Holdings Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies EP Ichthys B.V.	100.00%		Netherlands	Australia
TotalEnergies EP Ichthys Holdings	100.00%		France	France
TotalEnergies EP Ichthys Pty Ltd	100.00%		Australia	Australia
TotalEnergies EP Indonesia Mentawai B.V.	100.00%		Netherlands	Indonesia
TotalEnergies EP Mozambique Area1, Ltda	100.00%		Mozambique	Mozambique
TotalEnergies EP Oman Block 12 B.V.	100.00%		Netherlands	Oman
TotalEnergies EP Oman Development B.V.	100.00%		Netherlands	Oman
TotalEnergies EP PNG Ltd	100.00%		Papua New Guinea	Papua New Guinea
TotalEnergies EP PNG2 B.V.	100.00%		Netherlands	Papua New Guinea
TotalEnergies EP Salmanov	100.00%		France	France
TotalEnergies EP Singapore Pte. Ltd.	100.00%		Singapore	Singapore
TotalEnergies EP Tengah	100.00%		France	Indonesia
TotalEnergies EP Transshipment S.A.S.	100.00%		France	France
TotalEnergies ESS Flandres	100.00%		France	France
TotalEnergies Exploration Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies Gas & Power Asia Private Limited	100.00%		Singapore	Singapore
TotalEnergies Gas & Power Brazil	100.00%		France	France
TotalEnergies Gas & Power Chartering UK Ltd	100.00%		United Kingdom	United Kingdom

Form 20-F 2022 TotalEnergies	F-101

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies Gas & Power Holdings UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Gas & Power Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Gas & Power Ltd, London, Meyrin - Geneva branch	100.00%		United Kingdom	Switzerland
TotalEnergies Gas & Power North America, Inc.	100.00%		United States	United States
TotalEnergies Gas & Power Services UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Gas Holdings Andes	100.00%		France	France
TotalEnergies Gas Pipeline USA, Inc.	100.00%		United States	United States
TotalEnergies Gas y Electricidad Argentina S.A.	100.00%		Argentina	Argentina
TotalEnergies Gaz & Electricité Holdings	100.00%		France	France
TotalEnergies GLNG Australia	100.00%		France	Australia
TotalEnergies GLNG Holdings Australia S.A.S.	100.00%		France	Australia
TotalEnergies H Solar, LLC	100.00%		United States	United States
TotalEnergies LNG Angola	100.00%		France	France
TotalEnergies M Solar, LLC	100.00%		United States	United States
TotalEnergies Mercado España	100.00%		Spain	Spain
TotalEnergies New Ventures USA, Inc.	100.00%		United States	United States
TotalEnergies Offshore Wind Korea	100.00%		France	France
TotalEnergies OFW US 1, LLC	100.00%		United States	United States
TotalEnergies OFW US 4, LLC	100.00%		United States	United States
TotalEnergies Power Generation France	100.00%		France	France
TotalEnergies Power & Gas Belgium	100.00%		Belgium	Belgium
TotalEnergies Renewables	100.00%		France	France
TotalEnergies Renewables Asia	100.00%		Singapore	Singapore
TotalEnergies Renewables DG Asia Assets PTE Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables DG Development Asia Pte. Ltd.	100.00%		Singapore	Singapore
TotalEnergies Renewables DG Holdings Asia PTE Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables DG MEA - Assets 1 FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Renewables DG MEA FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Renewables ESS Carling	100.00%		France	France
TotalEnergies Renewables ESS Mayotte	100.00%		France	France
TotalEnergies Renewables Iberica, S.L.U	100.00%		Spain	Spain
TotalEnergies Renewables Indian Ocean Ltd.	100.00%		Mauritius Island	Mauritius Island
TotalEnergies Renewables International	100.00%		France	France
TotalEnergies Renewables Latin America	100.00%		Chile	Chile
TotalEnergies Renewables Projects Philippines Corporation	100.00%		Philippines	Philippines
TotalEnergies Renewables Projects Vietnam	100.00%		Singapore	Singapore
Totalenergies Renewables R4 Holdco Ltd	100.00%		United Kingdom	United Kingdom
Totalenergies Renewables Seagreen Holdco Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Renewables Thailand	100.00%		Thailand	Thailand
TotalEnergies Renewables UK Limited	100.00%		United Kingdom	United Kingdom
TotalEnergies Renewables USA, LLC	100.00%		United States	United States
TotalEnergies Renouvelables Danemark ApS	100.00%		Denmark	Denmark
TotalEnergies Renouvelables France	100.00%		France	France
TotalEnergies Renouvelables Nogara	50.00%	E	France	France
TotalEnergies Renouvelables Pacific	100.00%		France	France
TotalEnergies Solar DG Nederland B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Solar France	100.00%		France	France
TotalEnergies Solar Intl	100.00%		France	France
TotalEnergies Solar Wind Indian Ocean Ltd.	100.00%		Mauritius Island	Mauritius Island
TotalEnergies Sviluppo Italia S.R.L.	100.00%		Italy	Italy
TotalEnergies USA International LLC	100.00%		United States	United States
TotalEnergies Ventures Emerging Markets	100.00%		France	France
TotalEnergies Ventures Europe	100.00%		France	France
TotalEnergies Ventures International	100.00%		France	France
TotalEnergies Wire 3, LLC	100.00%		United States	United States
TotalEnergies Yemen LNG Company Ltd	100.00%		Bermuda	Bermuda
TQN Hydro	100.00%		France	France
TQN Solar	100.00%		France	France
TQN Solar Nogara	50.00%	E	France	France
TQN Wind	100.00%		France	France
Transportadora de Gas del Mercosur S.A.	32.68%	E	Argentina	Argentina
Trofeo Solar, S.L.U.	100.00%		Spain	Spain

F-102	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TSGF SpA	50.00%	E	Chile	Chile
Valencia Solar 1, LLC	100.00%		United States	United States
Valencia Solar 2, LLC	100.00%		United States	United States
Valencia Solar 3, LLC	100.00%		United States	United States
Valencia Solar 4, LLC	100.00%		United States	United States
Valorene	66.00%		France	France
Vents d'Oc Centrale d'Energie Renouvelable 16	100.00%		France	France
Vents D'Oc Centrale D'Energie Renouvelable 17	50.00%	E	France	France
Vents D'Oc Centrale D'Energie Renouvelable 18	100.00%		France	France
Vertigo	25.00%	E	France	France
Wichita Data, LLC	100.00%		United States	United States
Wichita Solar I, LLC	100.00%		United States	United States
Winche Solar, S.L.U.	100.00%		Spain	Spain
Wind 1026 GmbH	100.00%		Germany	France
Wind 1029 GmbH	100.00%		Germany	Germany
Winergy	100.00%		France	France
Woodbury Solar, LLC	100.00%		United States	United States
WP France 21	100.00%		France	France
Yamal LNG	20.02%	E	Russia	Russia
Yemen LNG Company Limited	39.62%	E	Bermuda	Yemen
Yunlin Holding Gmbh	23.00%	E	Germany	Germany

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Refining & Chemicals
	Appryl S.N.C	50.00%		France	France
	Atlantic Trading and Marketing Financial Inc.	100.00%		United States	United States
	Atlantic Trading and Marketing Inc.	100.00%		United States	United States
	Balzatex S.A.S.	100.00%		France	France
	Barry Controls Aerospace S.N.C.	100.00%		France	France
	BASF Total Petrochemicals LLC	40.00%		United States	United States
	Bay Junction Inc.	100.00%		United States	United States
	Bayport Polymers LLC	50.00%	E	United States	United States
	Borrachas Portalegre Ltda	100.00%		Portugal	Portugal
	BOU Verwaltungs GmbH	100.00%		Germany	Germany
	Buckeye Products Pileline LP	14.66%	E	United States	United States
	Catelsa-Caceres S.A.U.	100.00%		Spain	Spain
	Cie Tunisienne du Caoutchouc S.A.R.L.	100.00%		Tunisia	Tunisia
	Composite Industrie Maroc S.A.R.L.	100.00%		Morocco	Morocco
	Composite Industrie S.A.	100.00%		France	France
	Cosden, LLC	100.00%		United States	United States
	COS-MAR Company	50.00%		United States	United States
	Cray Valley (Guangzhou) Chemical Company, Limited	100.00%		China	China
	Cray Valley Czech	100.00%		Czech Republic	Czech Republic
	Cray Valley HSC Asia Limited	100.00%		China	Hong Kong
	Cray Valley Italia S.R.L.	100.00%		Italy	Italy
	Cray Valley S.A.	100.00%		France	France
	CSSA - Chartering and Shipping Services S.A.	100.00%		Switzerland	Switzerland
	Espa S.A.R.L.	100.00%		France	France
	Ethylene Est	99.98%		France	France
	Feluy Immobati	100.00%		Belgium	Belgium
	Fina Pipeline Co	100.00%		United States	United States
	FINA Technology, Inc.	100.00%		United States	United States
	Gasket (Suzhou) Valve Components Company, Limited	100.00%		China	China
	Gasket International S.R.L.	100.00%		Italy	Italy
	Grande Paroisse S.A.	100.00%		France	France
	Gulf Coast Pipeline LP	14.66%	E	United States	United States
	Hanwha TotalEnergies Petrochemical Co. Limited	50.00%	E	South Korea	South Korea
	HBA Hutchinson Brasil Automotive Ltda	100.00%		Brazil	Brazil
	Hutchinson (UK) Limited	100.00%		United Kingdom	United Kingdom
	Hutchinson (Wuhan) Automotive Rubber Products Company Limited	100.00%		China	China
	Hutchinson Aeronautique & Industrie Limited	100.00%		Canada	Canada
	Hutchinson Aerospace & Industry Inc.	100.00%		United States	United States

Form 20-F 2022 TotalEnergies	F-103

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Hutchinson Aerospace GmbH	100.00%		Germany	Germany
Hutchinson Antivibration Systems Inc.	100.00%		United States	United States
Hutchinson Automotive Systems Company, Limited	100.00%		China	China
Hutchinson Autopartes Mexico S.A. de C.V.	100.00%		Mexico	Mexico
Hutchinson Borrachas de Portugal Ltda	100.00%		Portugal	Portugal
Hutchinson Corporation	100.00%		United States	United States
Hutchinson d.o.o Ruma	100.00%		Serbia	Serbia
Hutchinson Do Brasil S.A.	100.00%		Brazil	Brazil
Hutchinson Fluid Management Systems Inc.	100.00%		United States	United States
Hutchinson GmbH	100.00%		Germany	Germany
Hutchinson Holding GmbH	100.00%		Germany	Germany
Hutchinson Holdings UK Limited	100.00%		United Kingdom	United Kingdom
Hutchinson Iberia S.A.	100.00%		Spain	Spain
Hutchinson Industrial Rubber Products (Suzhou) Company, Limited	100.00%		China	China
Hutchinson Industrias Del Caucho SAU	100.00%		Spain	Spain
Hutchinson Industries Inc.	100.00%		United States	United States
Hutchinson Japan Company Limited	100.00%		Japan	Japan
Hutchinson Korea Limited	100.00%		South Korea	South Korea
Hutchinson Malta Ltd	100.00%		Malta	Malta
Hutchinson Maroc S.A.R.L. AU	100.00%		Morocco	Morocco
Hutchinson Poland SP ZO.O.	100.00%		Poland	Poland
Hutchinson Polymers S.N.C.	100.00%		France	France
Hutchinson Porto	100.00%		Portugal	Portugal
Hutchinson Precision Sealing Systems Inc.	100.00%		United States	United States
Hutchinson Research & Innovation Singapore PTE. Limited	100.00%		Singapore	Singapore
Hutchinson Rubber Products Private Limited Inde	100.00%		India	India
Hutchinson S.A.	100.00%		France	France
Hutchinson S.N.C.	100.00%		France	France
Hutchinson S.R.L. (Italie)	100.00%		Italy	Italy
Hutchinson S.R.L. (Roumanie)	100.00%		Romania	Romania
Hutchinson Sales Corporation	100.00%		United States	United States
Hutchinson Seal De Mexico S.A. de CV.	100.00%		Mexico	Mexico
Hutchinson Sealing Systems Inc.	100.00%		United States	United States
Hutchinson SRO	100.00%		Czech Republic	Czech Republic
Hutchinson Stop - Choc GmbH & CO. KG	100.00%		Germany	Germany
Hutchinson Suisse S.A.	100.00%		Switzerland	Switzerland
Hutchinson Technologies (Maanshan) Co., Ltd.	100.00%		China	China
Hutchinson Technologies (Shenyang) Co., Ltd.	100.00%		China	China
Hutchinson Transferencia de Fluidos S.A. de C.V.	100.00%		Mexico	Mexico
Hutchinson Tunisie S.A.R.L.	100.00%		Tunisia	Tunisia
Hutchinson Vietnam Company Limited	100.00%		Vietnam	Vietnam
Industrias Tecnicas De La Espuma SL	100.00%		Spain	Spain
Industrielle Desmarquoy S.N.C.	100.00%		France	France
Jehier S.A.S.	99.89%		France	France
Joint Precision Rubber	100.00%		France	France
KTN Kunststofftechnik Nobitz GmbH	100.00%		Germany	Germany
Laffan Refinery Company Limited	10.00%	E	Qatar	Qatar
Laffan Refinery Company Limited 2	10.00%	E	Qatar	Qatar
LaPorte Pipeline Company LP	19.96%	E	United States	United States
LaPorte Pipeline GP LLC	19.96%	E	United States	United States
Le Joint Francais S.N.C.	100.00%		France	France
Legacy Site Services Funding Inc.	100.00%		United States	United States
Legacy Site Services LLC	100.00%		United States	United States
Les Stratifies S.A.S.	100.00%		France	France
Lone Wolf Land Company	100.00%		United States	United States
Machen Land Limited	100.00%		United Kingdom	United Kingdom
Mide Technology Corporation	100.00%		United States	United States
Naphtachimie	50.00%		France	France
Olutex Oberlausitzer Luftfahrttextilien GmbH	100.00%		Germany	Germany
Pamargan Products Limited	100.00%		United Kingdom	United Kingdom
Paulstra S.N.C.	100.00%		France	France
PFW Aerospace GmbH	100.00%		Germany	Germany
PFW Havacilik Sanayi ve Dis Ticaret Limited Sirtketi	100.00%		Turkey	Turkey

F-104	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

PFW Uk Machining Ltd.	100.00%		United Kingdom	United Kingdom
Polyblend GmbH	100.00%		Germany	Germany
Qatar Petrochemical Company Q.S.C. (QAPCO)	20.00%	E	Qatar	Qatar
Qatofin Company Limited	49.08%	E	Qatar	Qatar
Resilium	100.00%		Belgium	Belgium
Retia	100.00%		France	France
Retia USA LLC	100.00%		United States	United States
San Jacinto Rail Limited	17.00%	E	United States	United States
Saudi Aramco Total Refining & Petrochemical Company	37.50%	E	Saoudia Arabia	Saoudia Arabia
Societe Bearnaise De Gestion Industrielle	100.00%		France	France
Societe du Pipeline Sud-Europeen	35.14%	E	France	France
Southeast Texas Pipelines LLC	40.00%		United States	United States
SPA Sonatrach Total Entreprise de Polymères	49.00%	E	Algeria	Algeria
Stillman Seal Corporation	100.00%		United States	United States
Stop-Choc (UK) Limited	100.00%		United Kingdom	United Kingdom
Synova	100.00%		France	France
Techlam S.A.S.	100.00%		France	France
Thermal Control Systems Automotive Sasu	100.00%		France	France
Total Activites Maritimes	100.00%		France	France
Total Atlantic Trading Mexico SA De CV	100.00%		Mexico	Mexico
Total Corbion PLA B.V.	50.00%	E	Netherlands	Netherlands
Total Energy Marketing A/S	100.00%		Denmark	Denmark
Total Opslag En Pijpleiding Nederland NV	55.00%		Netherlands	Netherlands
Total Petrochemicals (Shangai) Limited	100.00%		China	China
TotalEnergies Belgium Services	100.00%		Belgium	Belgium
TotalEnergies Fluids	100.00%		France	France
TotalEnergies Laffan Refinery Holdco	100.00%		France	France
TotalEnergies Laffan Refinery Holdco II B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Marketing Deutschland GmbH Refining (d)	100.00%		Germany	Germany
TotalEnergies Olefins Antwerp	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals Development Feluy	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals Ecaussinnes	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals Feluy	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals France	100.00%		France	France
TotalEnergies Petrochemicals Hong Kong Ltd	100.00%		Hong Kong	Hong Kong
TotalEnergies Petrochemicals Iberica	100.00%		Spain	Spain
TotalEnergies Petrochemicals UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Pipeline USA, Inc.	100.00%		United States	United States
TotalEnergies Plastic Energy Advanced Recycling S.A.S.	60.00%		France	France
TotalEnergies Polymers Antwerp	100.00%		Belgium	Belgium
TotalEnergies Raffinage Chimie	100.00%		France	France
TotalEnergies Raffinage France	100.00%		France	France
TotalEnergies Raffinerie Mitteldeutschland GmbH	100.00%		Germany	Germany
TotalEnergies Refinery Antwerp	100.00%		Belgium	Belgium
TotalEnergies Refinery Port Arthur, LLC	100.00%		United States	United States
TotalEnergies Refining & Chemicals Arabia	100.00%		France	France
TotalEnergies Splitter USA, Inc.	100.00%		United States	United States
TotalEnergies Trading Asia Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Trading Canada LP	100.00%		Canada	Canada
TotalEnergies Trading Europe	100.00%		France	France
TotalEnergies Trading Holdings Canada Ltd	100.00%		Canada	Canada
TotalEnergies Trading Products S.A.	100.00%		Switzerland	Switzerland
TotalEnergies Trading Storage S.A.	100.00%		Switzerland	Switzerland
TOTSA TotalEnergies Trading S.A.	100.00%		Switzerland	Switzerland
Totseanergy	49.00%	E	Belgium	Belgium
Transalpes S.N.C.	67.00%		France	France
Trans-Ethylene	99.98%		France	France
Vibrachoc S.A.U.	100.00%		Spain	Spain
Zeeland Refinery NV	55.00%		Netherlands	Netherlands

Form 20-F 2022 TotalEnergies	F-105

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Marketing & Services
	Antilles Gaz	100.00%		France	France
	Argedis	100.00%		France	France
	Aristea	51.00%	E	Belgium	Belgium
	Arteco	49.99%	E	Belgium	Belgium
	AS 24	100.00%		France	France
	AS24 Belgie N.V.	100.00%		Belgium	Belgium
	AS24 Espanola S.A.	100.00%		Spain	Spain
	AS24 Fuel Cards Limited	100.00%		United Kingdom	United Kingdom
	AS24 Lithuanie	100.00%		Lithunia	Lithunia
	AS24 Polska SP ZO.O.	100.00%		Poland	Poland
	AS24 Tankservice GmbH	100.00%		Germany	Germany
	BlueCharge Pte. Ltd	100.00%		Singapore	Singapore
	Clean Energy	19.15%	E	United States	United States
	Cristal Marketing Egypt	84.62%		Egypt	Egypt
	Elf Oil UK Aviation Limited	100.00%		United Kingdom	United Kingdom
	Elf Oil UK Properties Limited	100.00%		United Kingdom	United Kingdom
	Fioulmarket.fr	100.00%		France	France
	Gapco Kenya Limited	100.00%		Kenya	Kenya
	Gapco Tanzania Limited	100.00%		Tanzania	Tanzania
	Guangzhou Elf Lubricants Company Limited	77.00%		China	China
	Gulf Africa Petroleum Corporation	100.00%		France	France
	Lubricants Vietnam Holding Limited	100.00%		Hong Kong	Hong Kong
	National Petroleum Refiners Of South Africa (PTY) Limited	18.22%	E	South Africa	South Africa
	Progeres S.A.S.	100.00%		France	France
	Quimica Vasca S.A.U.	100.00%		Spain	Spain
	Saudi Total Petroleum Products	51.00%	E	Saoudia Arabia	Saoudia Arabia
	Servauto Nederland B.V.	100.00%		Netherlands	Netherlands
	Societe d'exploitation de l'usine de Rouen	98.98%		France	France
	Societe mahoraise de stockage de produits petroliers	100.00%		France	France
	Societe Urbaine des Petroles	100.00%		France	France
	S-OIL TotalEnergies Lubricants Co. Ltd	50.00%	E	South Korea	South Korea
	South Asia LPG Private Limited	50.00%	E	India	India
	Stedis	100.00%		France	France
	Tas'Helat Marketing Company	50.00%	E	Saoudia Arabia	Saoudia Arabia
	TEVGO	100.00%		France	France
	TotaEnergies Marketing Botswana (Pty) Ltd	50.10%		Botswana	Botswana
	Total Bitumen UK Limited	100.00%		United Kingdom	United Kingdom
	Total China Investment Company Limited	100.00%		China	China
	Total Energies Charging Solutions UK Ltd	100.00%		United Kingdom	United Kingdom
	Total Especialidades Argentina	100.00%		Argentina	Argentina
	Total Freeport Corporation	51.00%	E	Philippines	Philippines
	Total Jordan PSC	100.00%		Jordan	Jordan
	Total Lubricants (China) Company Limited	77.00%		China	China
	Total Marketing Tchad	100.00%		Chad	Chad
	Total Marketing Uganda	100.00%		Uganda	Uganda
	Total Parco Pakistan Limited	50.00%	E	Pakistan	Pakistan
	Total Petroleum (Shanghai) Company Limited	100.00%		China	China
	Total Philippines Corporation	51.00%	E	Philippines	Philippines
	Total Sinochem Oil Company Limited	49.00%	E	China	China
	Total Tianjin Manufacturing Company Limited	77.00%		China	China
	TotalEnergies Additives and Fuels Solutions	100.00%		France	France
	TotalEnergies Aviation	100.00%		France	France
	TotalEnergies Aviation Suisse S.A.	100.00%		Switzerland	Switzerland
	TotalEnergies Aviation Zambia Ltd	100.00%		Zambia	Zambia
	TotalEnergies Bitumen Deutschland GmbH	100.00%		Germany	Germany
	TotalEnergies Charging Services	100.00%		France	France
	TotalEnergies Charging Solutions Belgium	100.00%		Belgium	Belgium
	TotalEnergies Charging Solutions Deutschland GmbH	100.00%		Germany	Germany
	TotalEnergies Charging Solutions Nederland B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Diesel Comercio e Transportes Brasil Ltda	100.00%		Brazil	Brazil

F-106	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies Distribuidora Brasil LTDA	100.00%		Brazil	Brazil
TotalEnergies Distribution Egypt	84.62%		Egypt	Egypt
TotalEnergies Glass Lubricants Europe GmbH	100.00%		Germany	Germany
TotalEnergies Holdings Deutschland GmbH	100.00%		Germany	Germany
TotalEnergies LPG Vietnam Company Ltd	100.00%		Vietnam	Vietnam
TotalEnergies Lubrifiants	99.98%		France	France
TotalEnergies Lubrifiants Algérie SPA	78.90%		Algeria	Algeria
TotalEnergies Lubrifiants Service Automobiles	99.98%		France	France
TotalEnergies Marine Fuels Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Marketing & Services	100.00%		France	France
TotalEnergies Marketing (Cambodia) Co. Ltd	100.00%		Cambodia	Cambodia
TotalEnergies Marketing (Fiji) Pte Ltd	100.00%		Fiji Islands	Fiji Islands
TotalEnergies Marketing (Hubei) Co., Ltd	100.00%		China	China
TotalEnergies Marketing African Holdings Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Marketing Afrique	100.00%		France	France
TotalEnergies Marketing Angola S.A.	50.00%	E	Angola	Angola
TotalEnergies Marketing Antilles-Guyane	100.00%		France	France
TotalEnergies Marketing Asia-Pacific Middle East Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Marketing Belgium	100.00%		Belgium	Belgium
TotalEnergies Marketing Burkina	100.00%		Burkina Faso	Burkina Faso
TotalEnergies Marketing Cameroun S.A.	67.01%		Cameroon	Cameroon
TotalEnergies Marketing Ceská republika S.R.O.	100.00%		Czech Republic	Czech Republic
TotalEnergies Marketing Congo	100.00%		Congo	Congo
TotalEnergies Marketing Corse	100.00%		France	France
TotalEnergies Marketing Côte d'Ivoire	72.99%		Côte d'Ivoire	Côte d'Ivoire
TotalEnergies Marketing Denmark A/S	100.00%		Denmark	Denmark
TotalEnergies Marketing Egypte	84.62%		Egypt	Egypt
TotalEnergies Marketing España, S.A.U.	100.00%		Spain	Spain
TotalEnergies Marketing Eswatini (Pty) Ltd	50.10%		Swaziland	Swaziland
TotalEnergies Marketing Ethiopia Share Company	100.00%		Ethiopia	Ethiopia
TotalEnergies Marketing France	100.00%		France	France
TotalEnergies Marketing Gabon	90.00%		Gabon	Gabon
TotalEnergies Marketing Ghana PLC	76.74%		Ghana	Ghana
TotalEnergies Marketing Guinea Ecuatorial	70.00%		Equatorial Guinea	Equatorial Guinea
TotalEnergies Marketing Guinée	100.00%		Guinea	Guinea
TotalEnergies Marketing Holdings Africa	100.00%		France	France
TotalEnergies Marketing Holdings Asia	100.00%		France	France
TotalEnergies Marketing Holdings India	100.00%		France	France
TotalEnergies Marketing India Private Ltd	100.00%		India	India
TotalEnergies Marketing Italia SpA	100.00%		Italy	Italy
TotalEnergies Marketing Jamaica Ltd	100.00%		Jamaica	Jamaica
TotalEnergies Marketing Kenya PLC	93.96%		Kenya	Kenya
TotalEnergies Marketing Lebanon	100.00%		Lebanon	Lebanon
TotalEnergies Marketing Luxembourg S.A.	100.00%		Luxembourg	Luxembourg
TotalEnergies Marketing Madagasikara S.A.	79.44%		Madagascar	Madagascar
TotalEnergies Marketing Malawi Ltd	100.00%		Malawi	Malawi
TotalEnergies Marketing Mali	100.00%		Mali	Mali
TotalEnergies Marketing Maroc	55.00%		Morocco	Morocco
TotalEnergies Marketing Mauritius Ltd	55.00%		Mauritius Island	Mauritius Island
TotalEnergies Marketing Mayotte	100.00%		France	Mayotte
TotalEnergies Marketing Mexico S.A. de C.V.	100.00%		Mexico	Mexico
TotalEnergies Marketing Middle East FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Marketing Moçambique S.A.	100.00%		Mozambique	Mozambique
TotalEnergies Marketing Namibia (Pty) Ltd	50.10%		Namibia	Namibia
TotalEnergies Marketing Nederland NV	100.00%		Netherlands	Netherlands
TotalEnergies Marketing Nigeria PLC	61.72%		Nigeria	Nigeria
TotalEnergies Marketing Pacifique	100.00%		France	New Caledonia
TotalEnergies Marketing Polska	100.00%		Poland	Poland
TotalEnergies Marketing Polynésie	100.00%		France	French Polynesia
TotalEnergies Marketing Puerto Rico	100.00%		Puerto Rico	Puerto Rico
TotalEnergies Marketing RDC	60.00%		Democratic Republic of Congo	Democratic Republic of Congo
TotalEnergies Marketing Réunion	100.00%		France	Reunion
TotalEnergies Marketing Romania S.A.	100.00%		Romania	Romania
TotalEnergies Marketing Russia	100.00%		Russia	Russia

Form 20-F 2022 TotalEnergies	F-107

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies Marketing Sénégal	69.14%		Senegal	Senegal
TotalEnergies Marketing South Africa (Pty) Ltd	50.10%		South Africa	South Africa
TotalEnergies Marketing Taiwan Ltd	63.00%		Taiwan	Taiwan
TotalEnergies Marketing Tanzania Ltd	100.00%		Tanzania	Tanzania
TotalEnergies Marketing Togo	76.72%		Togo	Togo
TotalEnergies Marketing Tunisie	100.00%		Tunisia	Tunisia
TotalEnergies Marketing UAE LLC	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Marketing Uganda Ltd	100.00%		Uganda	Uganda
TotalEnergies Marketing UK Limited	100.00%		United Kingdom	United Kingdom
TotalEnergies Marketing Ukraine	100.00%		Ukraine	Ukraine
TotalEnergies Marketing USA Inc.	100.00%		United States	United States
TotalEnergies Marketing Vietnam Company Ltd	100.00%		Vietnam	Vietnam
TotalEnergies Marketing Zambia Ltd	100.00%		Zambia	Zambia
TotalEnergies Marketing Zimbabwe (Private) Ltd	80.00%		Zimbabwe	Zimbabwe
TotalEnergies Proxi Nord Est	100.00%		France	France
TotalEnergies Proxi Nord Ouest	100.00%		France	France
TotalEnergies Proxi Sud Est	100.00%		France	France
TotalEnergies Proxi Sud Ouest	100.00%		France	France
TotalEnergies Singapore Services Pte Ltd	100.00%		Singapore	Singapore
TotalEnergies Supply Marketing Services S.A.	100.00%		Switzerland	Switzerland
TotalEnergies Turkey Pazarlama A.S.	100.00%		Turkey	Turkey
TotalEnergies Wärme&Kraftstoff Deutschland GmbH	100.00%		Germany	Germany
Trapil	5.50%	E	France	France
Upbeatprops 100 PTY Limited	50.10%		South Africa	South Africa
V Energy S.A.	50.00%		Dominican Republic	Dominican Republic
Yangtze Gorges Green Way Charging Technology (Hubei) Co., Ltd.	50.00%	E	China	China

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Corporate
	Albatros	100.00%		France	France
	Elf Aquitaine Fertilisants	100.00%		France	France
	Elf Aquitaine Inc.	100.00%		United States	United States
	Elf Forest Products LLC	100.00%		United States	United States
	Institut Photovoltaique D'Ile De France (IPVF)	43.00%		France	France
	Omnium Reinsurance Company S.A.	100.00%		Switzerland	Switzerland
	Pan Insurance Limited	100.00%		Ireland	Ireland
	Septentrion Participations	100.00%		France	France
	Socap S.A.S.	100.00%		France	France
	Societe Civile Immobiliere CB2	100.00%		France	France
	Sofax Banque	100.00%		France	France
	Total Energy Investments Tianjin	100.00%		China	China
	Total Global Services Bucharest	99.00%		Romania	Romania
	Total International NV	100.00%		Netherlands	Netherlands
	Total Investment Management Tianjin	100.00%		China	China
	Total Operations Canada Limited	100.00%		Canada	Canada
	Total Resources (Canada) Limited	100.00%		Canada	Canada
	TotalEnergies (Beijing) Corporate Management Co., Ltd.	100.00%		China	China
	TotalEnergies American Services, Inc.	100.00%		United States	United States
	TotalEnergies Capital	100.00%		France	France
	TotalEnergies Capital Canada Ltd	100.00%		Canada	Canada
	TotalEnergies Capital International	100.00%		France	France
	TotalEnergies Consulting	100.00%		France	France
	TotalEnergies Delaware, Inc.	100.00%		United States	United States
	TotalEnergies Développement Régional S.A.S.	100.00%		France	France
	TotalEnergies Digital Factory	100.00%		France	France
	TotalEnergies EP Gestion Filiales	100.00%		France	France
	TotalEnergies Facilities Management Services (TFMS)	100.00%		France	France
	TotalEnergies Finance	100.00%		France	France
	TotalEnergies Finance Corporate Services Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies Finance International B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Finance USA, Inc.	100.00%		United States	United States
	TotalEnergies Funding Nederland B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Gestion USA	100.00%		France	France

F-108	TotalEnergies Form 20-F 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies Global Financial Services	100.00%	France	France
TotalEnergies Global Human Resources Services	100.00%	France	France
TotalEnergies Global Information Technology Services Belgium	99.98%	Belgium	Belgium
TotalEnergies Global IT Services (TGITS)	100.00%	France	France
TotalEnergies Global Procurement (TGP)	100.00%	France	France
TotalEnergies Global Procurement Belgium S.A. (TGPB)	100.00%	Belgium	Belgium
TotalEnergies Global Services Philippines Inc.	100.00%	Philippines	Philippines
TotalEnergies Holding Allemagne	100.00%	France	France
TotalEnergies Holdings	100.00%	France	France
TotalEnergies Holdings Europe	100.00%	France	France
TotalEnergies Holdings UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies Holdings USA, Inc.	100.00%	United States	United States
TotalEnergies Investments	100.00%	France	France
TotalEnergies Learning Solutions (TLS)	100.00%	France	France
TotalEnergies Marketing Holdings Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Marketing Holdings South Africa ZA (Pty) Ltd	100.00%	South Africa	Netherlands
TotalEnergies One Tech Belgium	100.00%	Belgium	Belgium
TotalEnergies OneTech	100.00%	France	France
TotalEnergies Participations	100.00%	France	France
TotalEnergies Petrochemicals & Refining (Holding)	100.00%	Belgium	Belgium
TotalEnergies Petrochemicals & Refining USA, Inc. (d)	100.00%	United States	United States
TotalEnergies SE	–	France	France
TotalEnergies Security USA, Inc.	100.00%	United States	United States
TotalEnergies Treasury	100.00%	France	France
TotalEnergies Treasury Belgium	100.00%	Belgium	Belgium
TotalEnergies UK Finance Ltd	100.00%	United Kingdom	United Kingdom

(a) Del Rio Funding LLC, % of control different from % of interest : 50.00%

(b) Total Eren, % of control different from % of interest : 5.80%

(c) TotalEnergies Australia Unit Trust, % of control different from % of interest : 75.16%

(d) Multi-segment entities

Form 20-F 2022 TotalEnergies	F-109