Form 20-F
period 2023-12-31
TotalEnergies SE
filed 2024-03-29
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

2,412,251,835 Shares, par value €2.50 each, as of December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes  ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

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

References in this annual report on Form 20-F (this “Annual Report” or this “document”) to pages and sections of the “Universal Registration Document 2023” are references only to those pages and sections of TotalEnergies’ Universal Registration Document for the year ended December 31, 2023 attached in Exhibit 15.1 to this Annual Report and forming a part hereof. Other than as expressly provided herein, the Universal Registration Document 2023 is not incorporated herein by reference.

TotalEnergies’ Consolidated Financial Statements on pages F-9 to F-13 are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU) as of December 31, 2023.

In addition, this Annual Report and the Universal Registration Document 2023 contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. TotalEnergies’ management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating TotalEnergies’ operating performance. TotalEnergies believes that presentation of this information, along with comparable GAAP measures, is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by TotalEnergies may not be comparable with similarly titled amounts reported by other companies.

STATEMENTS REGARDING COMPETITIVE POSITION

Unless otherwise indicated, statements made in “Item 4. Information on the Company” referring to TotalEnergies’ competitive position are based on TotalEnergies’ estimates, and in some cases rely on a range of sources, including investment analysts’ reports, independent market studies and TotalEnergies’ internal assessments of market share based on publicly available information about the financial results and performance of market participants.

ADDITIONAL INFORMATION

This Annual Report reports information primarily regarding TotalEnergies’ business, operations and financial information relating to the fiscal year ended December 31, 2023. For more recent updates regarding TotalEnergies, you may inspect any reports, statements or other information TotalEnergies files with the United States Securities and Exchange Commission (“SEC”). All of its SEC filings made after December 31, 2001 are available to the public at the SEC website at http://www.sec.gov and from certain commercial document retrieval services. See also “Item 10. - 10.7 Documents on display”.

No material on the TotalEnergies website (https://totalenergies.com/) forms any part of this Annual Report. References in this Annual Report to documents on the TotalEnergies website are included as an aid to the location of such documents and such documents are not incorporated by reference. References to websites and the Sustainability & Climate – 2024 Progress Report contained in this Annual Report (including all exhibits hereto) are provided for reference only; the information contained on the referenced websites or in the Sustainability & Climate – 2024 Progress Report is not incorporated by reference in this Annual Report.

CERTAIN TERMS, ABBREVIATIONS AND CONVERSION TABLE

For the meanings of certain terms used in this document, as well as certain abbreviations and a conversion table, refer to the “Glossary” starting on page 651 of the Universal Registration Document 2023, incorporated herein by reference. The terms “TotalEnergies”, “TotalEnergies company” the “Company”, “we”, “us” or “our” as used in this document refer to TotalEnergies SE collectively with all of its direct and indirect consolidated companies located in or outside of France. The term “Corporation” as used in this document exclusively refers to TotalEnergies SE, which is the parent company.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

TotalEnergies has made certain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) in this document and in the documents referred to in, or incorporated by reference into, this Annual Report. This document may contain forward-looking statements including within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as COVID-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Form 20-F 2023 TotalEnergies	i

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

For additional factors, you should read the information set forth under “Item 3. - 3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

ii	TotalEnergies Form 20-F 2023

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.1    Risk factors

TotalEnergies conducts its business in a constantly changing environment and is exposed to risks that, if they were to occur, could have a material adverse effect on its business, financial condition, reputation, outlook, or the price of financial instruments issued by TotalEnergies SE. Point 3.1 of chapter 3 of the Universal Registration Document 2023 (starting on page 130), incorporated herein by reference, presents the significant risk factors specific to TotalEnergies, to which it believes it is exposed as of the filing date of this Annual Report.

For additional information on the risks to which TotalEnergies believes it is exposed as of the filing date of this Annual Report, along with its approaches to managing certain of these risks, please refer to “Item 5. Operating and financial review and prospects” and “Item 11. Quantitative and qualitative disclosures about market risk”, as well as points 3.2, 3.3 and 3.6 of chapter 3 (starting on pages 140, 144 and 153, respectively) of the Universal Registration Document 2023, incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

The following information providing an integrated overview of TotalEnergies from the Universal Registration Document 2023 is incorporated herein by reference:

-	presentation of TotalEnergies and its governance (points 1.1.1 and 1.8 of chapter 1, starting on pages 6 and 41 respectively);
-	its strategy and ambition (points 1.2 and 1.3 of chapter 1, starting on page 14);
-	history, employees, integrated business model, industrial assets and geographic presence (points 1.1.2, 1.1.3, and 1.7.1-1.7.4 of chapter 1, starting on pages 10, 12 and 37 respectively);
-

an overview of its sustainability-linked commitments, investment policy, R&D and dialogue with stakeholders (points 1.4, 1.5, 1.6 and 1.7.5 of chapter 1, starting on pages 27, 31, 34 and 40 respectively); and

-	organizational structure (point 1.8.3 of chapter 1, starting on page 44).

The following information providing an overview of TotalEnergies’ businesses and activities from the Universal Registration Document 2023 is incorporated herein by reference:

-	information concerning TotalEnergies’ principal capital expenditures and divestitures (point 1.5 of chapter 1, starting on page 31). See also “Item 5. Operating and financial review and prospects”;
-	business overview for fiscal year 2023 (points 2.1 to 2.6 of chapter 2, starting on page 70); and
-

geographical breakdown of TotalEnergies’ sales, property, plants and equipment, intangible assets and capital expenditures over the past three years (Note 4 to the Consolidated Financial Statements, on page F-31).

The following other information from the Universal Registration Document 2023 is incorporated herein by reference:

-	countries under economic sanctions (point 3.2 of chapter 3, starting on page 140);
-	insurance and risk management (point 3.4 of chapter 3, starting on page 151);
-	non-financial performance and additional reporting information (points 5.1 to 5.11 of chapter 5 and chapter 11, starting on page 274 and 615 respectively); and
-	investor relations (point 6.6 of chapter 6, starting on page 404).

See also “Additional Information” of this Annual Report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

Form 20-F 2023 TotalEnergies	3

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

For information on the invasion of Ukraine by Russia and the situation of the Company at March 29, 2024, refer to Item 5. – 5.6 starting on page 23.

5.1    Overview

TotalEnergies’ results are affected by a variety of factors, including changes in crude oil and natural gas prices and refining and marketing margins, all generally expressed in dollars, as well as changes in exchange rates, particularly the value of the euro compared to the dollar. Higher crude oil and natural gas prices generally have a positive effect on the income of TotalEnergies because the Exploration & Production segment’s oil and gas business and the Integrated LNG and downstream gas business are positively impacted by the resulting increase in revenues. Lower crude oil and natural gas prices generally have a corresponding negative effect. The effect of changes in crude oil prices on the activities of TotalEnergies’ Refining & Chemicals and Marketing & Services segments (Downstream) depends upon the speed at which the prices of refined petroleum products adjust to reflect such changes. TotalEnergies’ results are also significantly affected by the costs of its activities, in particular those related to exploration and production, and by the outcome of its strategic decisions with respect to cost reduction efforts. In addition, TotalEnergies’ results are affected by general economic and political conditions and changes in governmental laws and regulations, as well as by the impact of decisions by OPEC+ on production levels. For more information, refer to “Item 3. – 3.1 Risk factors”.

In an uncertain environment, TotalEnergies’ balanced transition strategy, which combines growth in Oil & Gas, in particular in Integrated LNG and Integrated Power, delivered strong results in 2023, in line with its objectives.

In 2023, TotalEnergies reported net income of $21.4 billion and adjusted net income1 of $23.2 billion. TotalEnergies reported cash flow from operating activities of $40.7 billion and cash flow from operations excluding working capital (CFFO)1 of $35.9 billion. TotalEnergies achieved top tier 20% return on equity (ROE) and 19% return on average capital employed (ROACE)1. In 2023, TotalEnergies cash flow used in investing activities was $(16.5) billion and net investment1 was $16.8 billion, including 35% for low-carbon energies, mainly in power. Ordinary dividends increased by 7.1% and TotalEnergies completed $9 billion in buybacks of its shares, of which $1.5 billion was linked to the disposal of its Canadian assets. TotalEnergies further reduced net debt, achieving 5% gearing1, including a $5 billion positive contribution of working capital. Payout1 increased to an attractive 46.0% in 2023. In addition, TotalEnergies promoted balanced profit sharing with its employees around the world and in particular in France (average 5% wage increase2, value sharing bonus2 of at least €2,000 and support for employees in their energy transition3 ) and with its customers through rebates in France (€1.99 per liter price cap and renewal of the rebate on gas and power prices to private customers).

In 2023, Oil & Gas business production increased 2% year-on-year (excluding Novatek), driven by strong LNG production growth of 9%. In 2023, the Exploration & Production segment generated strong adjusted net operating income of $10.9 billion, cash flow from operating activities of $18.5 billion and cash flow from operations excluding working capital (CFFO) of $19.1 billion. TotalEnergies’ exploration successes continued in Namibia, Suriname, and Nigeria. The Company reports a reserves replacement ratio of 141% in 2023 and a proved reserves life index of 12 years as of December 31, 2023, demonstrating the strength of its project portfolio.

In 2023, Integrated LNG generated annual adjusted net operating income of $6.2 billion, cash flow from operating activities of $8.4 billion and cash flow from operations excluding working capital (CFFO) of $7.3 billion, which is lower than the exceptional results in 2022 but higher than 2021 thanks to growth in its portfolio.

In 2023, Integrated Power cash flow from operating activities was $3.6 billion and cash flow from operations excluding working capital (CFFO) was $2.2 billion, which is more than twice the 2022 cash flow from operations excluding working capital (CFFO). Integrated Power achieved a ROACE1 of 9.8% in 2023, demonstrating the relevance of the Company’s integrated business model. TotalEnergies announced several acquisitions in 2023, further enhancing its Integrated Power business model in the US and in Europe: 1.5 GW of flexible CCGT4 capacity in Texas and a renewable energy aggregator (9 GW) and a battery storage developer (2 GW) in Germany.

In 2023, Downstream (Refining & Chemicals and Marketing & Services) adjusted net operating income was $6.1 billion, cash flow from operating activities was $9.9 billion and cash flow from operations excluding working capital (CFFO) was $8.2 billion, supported by good availability in Europe and still attractive refining margins, although lower compared to historic levels in 2022.

In view of the structural cash flow growth and share buybacks executed in 2023 (5.9% of the share capital), the Board of Directors will propose at the Shareholders’ Meeting to be held on May 24, 2024, the distribution of a final 2023 dividend of €0.79/share, resulting in an increase of 7.1% for the ordinary 2023 dividend, compared to the ordinary 2022 dividend, to €3.01/share. Furthermore, the Board of Directors confirmed a shareholder return policy for 2024, which will combine an increase in interim dividends of 6.8% to €0.79/share and $2 billion of share buybacks in the first quarter of 2024, which will remain the base level for quarterly buybacks in the current environment.

1   Adjusted net income, cash flow from operations excluding working capital (CFFO), capital employed, net investment, gearing, payout and ROACE are non-GAAP financial measures. Refer to the “Glossary” starting on page 651 of the Universal Registration Document 2023 for the definitions and further information on Non-GAAP measures (alternative performance measures). The reconciliation tables for the non-GAAP financial measures are set forth under “Item 5 – 5.3 Adjusted Items and Reconciliation of non-GAAP financial measures” starting on page 15.

2   Applicable to employees covered by the Common Corpus of Employee Relations Agreement (SSC) i.e., around 14,000 employees in France.

3   Applicable to employees of all fully owned companies in France and of companies in which TotalEnergies holds more that 50% in France, subject to agreement by their governing bodies.

4   Combined-cycle gas turbine (CCGT) power plants.

Form 20-F 2023 TotalEnergies	4

Outlook

At the start of 2024, Brent prices are navigating around $80/b in an uncertain economic environment. Oil markets are facing geopolitical tensions in the Middle East on one hand and non-OPEC production growth balanced by OPEC+ policy on the other hand. According to the IEA, global oil demand is anticipated to grow 1.2 Mb/d in 2024, which is in line with the average annual demand growth rate during 2000-2023 of 1.2%/yr.

LNG markets should remain in tension due to very limited LNG capacity additions expected in 2024 (2%) and growing demand thanks to lower LNG prices. TotalEnergies expects LNG sales above 40 Mt over the year. Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be stable around $10/Mbtu in the first quarter 2024.

First quarter 2024 expected hydrocarbon production should be above 2.4 Mboe/d due to the start-up of Mero 2 in Brazil and the disposals of Canadian upstream assets, effective during fourth quarter 2023. For 2024, TotalEnergies anticipates hydrocarbon production will grow 2% compared to 2023 excluding Canada. Production will benefit from several additional project start-ups, including Tyra in Denmark and Anchor in the US.

Full-year refining utilization rate is expected to increase to above 85% in 2024 with no major turnarounds planned.

Confident in the strong fundamentals of the Company, which celebrates its 100 year anniversary in 2024, the Board of Directors confirmed a shareholder return policy for 2024, which will combine an increase in interim dividends of 6.8% to €0.79/share and $2 billion of share buybacks in the first quarter of 2024, in line with the following cash flow allocation priorities:

●	a sustainable ordinary dividend through cycles, that was not cut during the Covid crisis, and whose increase is supported by underlying cash flow growth,
●	investments to support of a strategy balanced between the various energies,
●	maintaining a strong balance sheet,
●	buybacks to share surplus cash flow generated at high prices.

Form 20-F 2023 TotalEnergies	5

5.2    Results 2023-2021

5.2.1   TotalEnergies:

As of and for the year ended December 31 (in millions of dollars, except per share data)	2023	2022	2021
Sales	237,128	280,999	205,863
Net income (TotalEnergies share)	21,384	20,526	16,032
Adjusted EBITDA (1)	50,030	71,578	42,302
Adjusted net operating income (2) from business segments	25,107	38,475	20,209
Exploration & Production	10,942	17,479	10,439
Integrated LNG	6,200	11,169	5,591
Integrated Power	1,853	975	652
Refining & Chemicals	4,654	7,302	1,909
Marketing & Services	1,458	1,550	1,618
Adjusted net income (1) (TotalEnergies share)	23,176	36,197	18,060
Fully-diluted earnings per shares ($)	8.67	7.85	5.92
Fully-diluted weighted-average shares (millions)	2,434	2,572	2,647
Cash flow used in investing activities	(16,454)	(15,116)	(13,656)
Organic investments (1)	18,126	11,852	12,675
Net acquisitions (1)	(1,289)	4,451	632
Net investments (1)	16,837	16,303	13,307
Cash flow from operating activities	40,679	47,367	30,410
Cash flow from operations excluding working capital (CFFO) (1)	35,946	45,729	29,140
Debt Adjusted Cash Flow (DACF) (1)	36,451	47,025	30,660

(1)Adjusted EBITDA, adjusted net income, organic investments, net acquisitions, net investments, cash flow from operations excluding working capital (CFFO) and debt adjusted cash flow (DACF) are non-GAAP financial measures. Refer to the “Glossary” starting on page 651 of the Universal Registration Document 2023 for the definitions and further information on Non-GAAP measures (alternative performance measures). The reconciliation tables for the non-GAAP financial measures are set forth under “Item 5. – 5.3 Adjusted Items and Reconciliation of non-GAAP financial measures” starting on page 15.

(2)	Detail of adjustment items shown in the business segment information. See “Item 5.- 5.2.2 Business segment reporting” below for further details.

Market environment parameters	2023	2022	2021
Brent ($/b)	82.6	101.3	70.9
Henry Hub ($/Mbtu)(1)	2.7	6.5	3.7
NBP ($/Mbtu)(2)	12.6	32.4	16.4
JKM ($/Mbtu)(3)	13.8	33.8	18.5
Average price of liquids ($/b) (4), (5)	76.2	91.3	65.0
Average price of gas ($/Mbtu) (4), (5)	6.64	13.15	6.60
Average price of LNG ($/Mbtu) (4), (6)	10.76	15.90	8.80
(1)

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

(2)

NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.

(3)

JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

(4)	Does not include oil, gas and LNG trading activities, respectively.

(5)Sales in $ / Sales in volume for consolidated affiliates.

(6)Sales in $ / Sales in volume for consolidated and equity affiliates.

Hydrocarbon production(1)	2023	2022	2021
Hydrocarbon production (kboe/d)	2,483	2,765	2,819
Oil (including bitumen) (kb/d)	1,388	1,307	1,274
Gas (including condensates and associated NGL) (kboe/d)	1,095	1,458	1,545
Hydrocarbon production (kboe/d)	2,483	2,765	2,819
Liquids (kb/d)	1,550	1,519	1,500
Gas (Mcf/d)	5,028	6,759	7,203
Hydrocarbon production excluding Novatek (kboe/d)	2,483	2,437	2,508

(1)   TotalEnergies production = Exploration & Production production + Integrated LNG production.

Return on equity (ROE) as of and for the year ended December 31 (in millions of dollars)	2023	2022	2021
Consolidated net income	21,510	21,044	16,366
Adjusted net income	23,450	36,657	18,391
Average adjusted shareholders’ equity	115,006	112,831	108,504
Return on equity (ROE)	20.4%	32.5%	16.9%

Form 20-F 2023 TotalEnergies	6

Return on average capital employed (ROACE) as of and for the year ended December 31 (in millions of dollars)	2023	2022	2021
Consolidated net income	21,510	21,044	16,366
Adjusted net operating income	24,684	38,212	19,766
Average capital employed	130,517	135,312	142,215
ROACE	18.9%	28.2%	13.9%

For a discussion of TotalEnergies’ proved reserves, refer to point 2.1.1 of chapter 2 of the Universal Registration Document 2023 (starting on page 71), incorporated herein by reference. See also point 9.1 of chapter 9 of the Universal Registration Document 2023 (starting on page 536), incorporated herein by reference, for additional information on proved reserves, including tables showing changes in proved reserves by region.

2023 vs. 2022

In terms of market environment parameters:

●	the Brent price decreased by 18% to $82.6/b on average in 2023 from $101.3/b on average in 2022;
●	TotalEnergies’ average liquids price realization[5] decreased by 17% to $76.2/b in 2023 from $91.3/b in 2022;
●	TotalEnergies’ average gas price realization[6] decreased by 50% to $6.64/Mbtu in 2023 from $13.15/Mbtu in 2022;
●	TotalEnergies’ average LNG price realization[7] decreased by 32% to $10.76/Mbtu in 2023 from $15.90/Mbtu in 2022.

Hydrocarbon production was 2,483 kboe/d in 2023, up 2% compared to 2,437 kboe/d in 2022 (excluding Novatek), comprised of:

●	+4% due to start-ups and ramp-ups, including Johan Sverdrup Phase 2 in Norway, Mero 1 in Brazil, Ikike in Nigeria, Block 10 in Oman, and Absheron in Azerbaijan,
●	+1% due to improved security conditions in Nigeria and Libya,
●	+1% due to lower planned maintenance and unplanned shutdowns, including at the Kashagan field in Kazakhstan,
●	-1% portfolio effect, related to the end of the Bongkot operating licenses in Thailand, exit from Termokarstovoye in Russia, disposal of the Canadian oil sands assets and effective withdrawal from Myanmar, partially offset by the entries in the producing fields of SARB Umm Lulu in the United Arab Emirates, of Sépia and Atapu in Brazil, of Ratawi in Iraq, and the increased participation in the Waha concessions in Libya,
●	-3% due to the natural field decline.

The euro-dollar exchange rate averaged $1.0813/€ in 2023, compared to $1.0530/€ in 2022.

Net income (TotalEnergies share) was $21,384 million in the full-year 2023, an increase of 4% compared to $20,526 million in the full-year 2022.

Adjusted net income (TotalEnergies share) was $23,176 million in the full-year 2023 compared to $36,197 million in the full-year 2022, mainly due to lower oil prices and refining margins.

Adjustments to net income were $(1,792) million in the full-year 2023, consisting mainly of:

●	$2.0 billion gain on asset sales, including the sale of the Company’s retail network in Germany and our Canadian assets,
●	$(2.2) billion related to asset impairments, primarily related to upstream assets in Kenya and upstream mature assets in Congo, as well as Al Shaheen in Qatar for timing effect of taxes, the Yunlin offshore wind project in Taiwan, divestment projects of Naphtachimie to INEOS and the Natref refinery in South Africa, as well as client portfolios related to goodwill from gas & power marketing activities in Belgium, Spain, and France,
●	$(0.7) billion in inventory effects and effects of changes in fair value,
●	$(0.9) billion in other adjustments, notably the revaluation of Total Eren’s previously held equity interest, the devaluation of the Argentine peso, the CCGT Infra-Marginal Income Contribution in France and the exceptional European solidarity contribution.

TotalEnergies SE bought back, in 2023, 144,700,577 TotalEnergies SE shares on the market, i.e., 6.00% of the share capital as of December 31, 2023, of which 142,569,920 for cancellation and, in 2022, 140,207,743 TotalEnergies SE shares on the market, i.e., 5.35% of the share capital as of December 31, 2022, of which 128,869,261 for cancellation. See also “Item 5. - 5.4.3 Shareholders’ equity”, below.

Fully-diluted earnings per share was $8.67 in 2023 compared to $7.85 in 2022.

Acquisitions were:

●	$6,428 million in 2023, primarily related to Integrated Power, including the creation of a new joint venture with Adani Green Energy Limited in India and the acquisition of 50% of Rönesans Enerji in Turkey, as well as the acquisition of the remaining 70.4% of Total Eren, a 20% interest in the SARB and Umm Lulu concession in the United Arab Emirates, the acquisition of a 6.25% stake in the NFE LNG project and 9.375% in NFS LNG project in Qatar, and a 34% stake in a joint venture with Casa dos Ventos in Brazil.

Divestments were:

●	$7,717 million in 2023, primarily related to the sale of the Company’s Canadian assets to ConocoPhillips and Suncor and the retail network in Germany to Alimentation Couche-Tard, as well as the sale of a 40% interest in Block 20 in Angola and a partial farm down in an offshore wind project off the coast of New York and New Jersey in the US.

TotalEnergies’ cash flow from operating activities was $40,679 million in the full-year 2023, a decrease of 14% compared to $47,367 million in the full-year 2022.

5 Sales in $ / Sales in volume for consolidated affiliates.

6.Sales in $ / Sales in volume for consolidated affiliates.

7.Sales in $ / Sales in volume for consolidated and equity affiliates.

Form 20-F 2023 TotalEnergies	7

TotalEnergies’ cash flow used in investing activities was $(16,454) million in the full-year 2023 compared to $(15,116) million in the full-year 2022.

TotalEnergies’ cash flow from operations excluding working capital (CFFO) was $35,946 million in the full-year 2023, a decrease of 21% compared to $45,729 million in the full-year 2022.

For the full-year 2023, TotalEnergies’ cash flow from operating activities was $40,679 million and the cash flow from operations excluding working capital (CFFO) was $35,946 million, which reflects positive variation from a working capital release of $4.8 billion, of which around $2 billion was related to exceptional fiscal debt variations that were mainly due to the change of the gas and power price cap compensation system in France and the disposal of the Company’s German retail network to Alimentation Couche-Tard.

The change in working capital was a decrease of $6,091 million for the full-year 2023 in accordance with IFRS. The difference of $1,358 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $714 million, (ii) plus the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $565 million, (iii) plus the capital gains from the renewables project sale of $81 million and (iv) less the organic loan repayments from equity affiliates of $2 million.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was a decrease of $4,733 million for the full-year 2023, compared to a decrease of $1,638 million for the full-year 2022.

TotalEnergies’ net cash flow8 was $19,109 million in 2023 compared to $29,426 million in 2022, reflecting the $9,783 million decrease in cash flow from operations excluding working capital (CFFO) and the $534 million increase in net investments to $16,837 million in 2023.

See also “Item 5. - 5.4 Liquidity and Capital Resources” below.

2022 vs. 2021

In terms of market environment parameters:

●	the Brent price increased by 43% to $101.3/b on average in 2022 from $70.9/b on average in 2021;
●	TotalEnergies’ average liquids price realization[9] increased by 41% to $91.3/b in 2022 from $65.0/b in 2021;
●	TotalEnergies’ average gas price realization[10] increased by 99% to $13.15/Mbtu in 2022 from $6.60/Mbtu in 2021;
●	TotalEnergies’ average LNG price realization[11] increased by 81% to $15.90/Mbtu in 2022 from $8.80/Mbtu in 2021.

Hydrocarbon production was 2,765 kboe/d in 2022, down 2% year-on-year, comprised of:

●	+3% due to start-ups and ramp-ups, notably CLOV Phase 2 and Zinia Phase 2 in Angola, Mero 1 in Brazil and Ikike in Nigeria,
●	+2% due to the increase in OPEC+ production quotas,
●	-3% portfolio effect, notably related to the end of the operating licenses for Qatargas 1 and Bongkot North in Thailand, as well as the effective withdrawal from Myanmar, the exit from Termokarstovoye and Kharyaga in Russia, partially offset by the entry into the Sépia and Atapu producing fields in Brazil,
●	-1% due to security-related production cuts in Libya and Nigeria,
●	-1% due to price effect,
●	-2% due to the natural decline of the fields.

The euro-dollar exchange rate averaged $1.0530/€ in 2022, compared to $1.1827/€ in 2021.

Net income (TotalEnergies share) increased to $20,526 million in 2022 compared to $16,032 million in 2021.

In 2022, total adjustments to net income (TotalEnergies share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had an impact of $(15,671) million, comprised of $(15,743) million for impairments including $(15.7) billion for impairments and exceptional provisions, including $(14.8) billion in related to Russia and $(1.0) billion related to the withdrawal from the North Platte project in the United States, $(1.7) billion related to the impacts of the European Solidarity Contribution, of the Energy Profits Levy in the United Kingdom on deferred tax, and of the electricity generation infra-marginal income contribution in France, $1.4 billion capital gain on the partial sale of SunPower shares and the revaluation of the retained and consolidated share using the equity method and $1.1 billion of fair value change effects. For a detailed overview of adjustment items for 2022, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23). In 2021, total adjustments to net income (TotalEnergies share), which include the after-tax inventory effect, special items and the impact of changes in fair value, had an impact of $(2,028) million, comprised of $(910) million for impairments (including $(305) million for the withdrawal of TotalEnergies from Myanmar and the $(89) million impairment related to the end of the Qatargas 1 contract) and $(170) million for the loss on the sale of TotalEnergies’ interest in Yucal Placer in Venezuela, as well as notably the $(1,379) million loss on the sale of TotalEnergies’ interest in Petrocedeño12 to PDVSA in Venezuela and the $(177) million loss on the Utica sale in the United States, restructuring charges related to the voluntary departure plan in France and Belgium, and a positive inventory effect of $1,495 million for the year 2021.

Total income taxes in 2022 amounted to $(22,242) million, 2.3 times greater than $(9,587) million in 2021. For further detail on income taxes, refer to Note 11 to the Consolidated Financial Statements (starting on page F-58).

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

8   Net cash flow is a non-GAAP financial measures. Refer to the “Glossary” starting on page 651 of the Universal Registration Document 2023 for the definitions and further information on Non-GAAP measures (alternative performance measures). The reconciliation tables for the non-GAAP financial measures are set forth under “Item 5. – 5.3 Adjusted Items and Reconciliation of non-GAAP financial measures” starting on page 15.

9   Sales in $ / Sales in volume for consolidated affiliates.

10  Sales in $ / Sales in volume for consolidated affiliates.

11  Sales in $ / Sales in volume for consolidated and equity affiliates.

12  Sale of TotalEnergies’ interest in Petrocedeño S.A. to Corporación Venezolana de Petróleo (CVP), an affiliate of Petróleos de Venezuela (PDVSA).

Form 20-F 2023 TotalEnergies	8

Finalized asset sales amounted to:

●	$1,421 million in 2022, including farm-downs in the Integrated Power business and the disposal of TotalEnergies’ interests in Block 14 in Angola, as well as SunPower’s disposal of its Enphase shares, the partial disposal of the Landivisiau power generation plant in France, the sale of TotalEnergies’ interest in the Sarsang field in Iraq, and an additional payment related to the 2020 sale of interests in the CA1 offshore block in Brunei; and
●	$2,652 million in 2021, including the sale of TotalEnergies’ interests in 7 mature non-operated offshore fields and the Cap Lopez oil terminal in Gabon and the sale of a 30% interest in TRAPIL in France as well as the payment by GIP of more than $750 million as part of the tolling agreement for the infrastructure of the Gladstone LNG project in Australia, the sale in France of a 50% interest in a portfolio of renewable projects with a total capacity of 285 MW (100%), the sale of the 10% stake in onshore block OML 17 in Nigeria, the price supplement related to the sale of Block CA1 in Brunei, the sale of the Lindsey refinery in the United Kingdom, the sale of interests in the TBG pipeline in Brazil, the sale of shares in Clean Energy Fuels Corp. (NASDAQ: CLNE)[13], and the sale of its interests in Tellurian Inc. (NASDAQ: TELL) in the United States.

Finalized acquisitions14 amounted to:

●	$5,872 million for the full-year 2022, including the acquisition of an additional 4.08% of the Waha concessions in Libya as well as payments related to the award of the Atapu and Sépia production sharing contracts in Brazil, the acquisition of an interest in Clearway Energy Group and the bonus related to the New York Bight offshore wind concession in the United States.
●	$3,284 million for the full-year 2021, including the acquisition of Blue Raven Solar by SunPower in the United States as well as notably the acquisition of a 20% interest for $2 billion in Adani Green Energy Limited, the renewable project developer in India, the acquisition of Fonroche Biogaz in France, the interest in the Yunlin wind project in Taiwan and the 10% increase in its interest in the Lapa block in Brazil.

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

The change in working capital as determined using the replacement cost method15 excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales (effective first quarter 2020) and including organic loan repayment from equity affiliates was a decrease of $1,638 million in 2022, compared to a decrease of $1,270 million in 2021.

TotalEnergies’ cash flow used in investing activities in 2022 was $(15,116) million compared to $(13,656) million in 2021.

Cash flow from operations excluding working capital (CFFO) totaled $45,729 million in 2022, an increase of 57% compared to $29,140 million in 2021. Debt adjusted cash flow (DACF) totaled $47,025 million in 2022, an increase of 53% compared to $30,660 million in 2021.

TotalEnergies’ net cash flow totaled $29,426 million in 2022 compared to $15,833 million in 2021, reflecting the $16.6 billion increase in cash flow from operations excluding working capital (CFFO) and the $3.0 billion increase in net investments to $16,303 million in 2022.

5.2.2    Business segment reporting

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

Inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

13   As at December 31, 2021, TotalEnergies held an interest of 19.09% in Clean Energy Fuels Corp., an American company listed on NASDAQ and based in California.

14   Acquisitions net of operations with non-controlling interests.

15   For information on the replacement cost method, refer to Note 3 to the Consolidated Financial Statements (starting on page F-23).

Form 20-F 2023 TotalEnergies	9

Special items: due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

TotalEnergies measures performance at the segment level on the basis of Adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The profitable growth in the LNG and power integrated value chains are two of the key axes of TotalEnergies’ strategy.

In order to give more visibility to these businesses, the Board of Directors has decided that from the first quarter of 2023, Integrated LNG and Integrated Power results, previously grouped in the Integrated Gas, Renewables & Power (iGRP) segment, would be reported separately as two segments.

A new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2023. It is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, conducted in about 50 countries;
-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas, hydrogen and gas trading activities;
-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;
-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil supply, trading and marine shipping;
-	Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition, the Corporate segment includes holdings operating and financial activities.

This new segment reporting has been prepared in accordance with IFRS 8 and according to the same principles as the internal reporting followed by TotalEnergies’ Executive Committee.

For the Integrated LNG and Integrated Power segments, the principles for the preparation of this segment information are as follows:

-	The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities since 2022 has been fully included in the Integrated LNG segment.
-	Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
-	Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

Due to the change in the Company’s internal organizational structure affecting the composition of the business segments, the segment reporting data for the years 2021 and 2022 has been retrospectively revised.

5.2.2.1    Exploration & Production segment

Hydrocarbon production	2023	2022	2021
EP (kboe/d)	2,034	2,296	2,290
Liquids (kb/d)*	1,492	1,466	1,437
Gas (Mcf/d)	2,900	4,492	4,662
EP excluding novatek (kboe/d)	2,034	2,025	2,026

Results (in millions of dollars except effective tax rate)	2023	2022	2021
Adjusted net operating income(1)	10,942	17,479	10,439
including adjusted income from equity affiliates	539	1,335	1,230
Effective tax rate(2)	50.0%	50.8%	45.2%
Cash flow used in investing activities	7,260	9,839	6,382
Organic investments	10,232	7,507	6,690
Net acquisitions	(2,706)	2,520	(167)
Net investments	7,526	10,027	6,523
Cash flow from operating activities	18,531	27,654	22,009
Cash flow from operations excluding working capital (CFFO)	19,126	26,080	18,717

(1)Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-23).

(2)Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

2023 vs. 2022

Exploration & Production (EP) adjusted net operating income was $10,942 million in full-year 2023, down 37% compared to $17,479 million for the full-year 2022, mainly due to lower oil and gas prices.

Adjusted net operating income for the Exploration & Production segment excludes special items.

For the full-year 2023, the exclusion of special items had a positive impact of $1,036 million on the segment’s adjusted net operating income, compared to a positive impact of $12,371 million for the full-year 2022.

Form 20-F 2023 TotalEnergies	10

The segment’s cash flow from operating activities was $18,531 million in full-year 2023, down 33% compared to $27,654 million in the full-year 2022.

The segment’s cash flow from operations excluding working capital (CFFO) was $19,126 million in full-year 2023, down 27% compared to $26,080 million for the full-year 2022, mainly due to lower oil and gas prices.

For additional information on the EP segment’s capital expenditures, refer to point 1.6 (starting on page 34) of chapter 1 and point 2.1.2 (on page 72) of chapter 2 of the Universal Registration Document 2023, incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources”, below.

2022 vs. 2021

EP adjusted net operating income was $17,479 million in 2022, an increase of 67% compared to 2021, due to higher oil and gas prices.

Adjusted net operating income for the EP segment excludes special items.

For the full-year 2022, the exclusion of special items had a positive impact of $12,371 million in 2022 on the segment’s adjusted net operating income, compared to a positive impact of $2,395 million in 2021. The effective tax rate increased from 45.2% in 2021 to 50.8% in 2022.

For the full-year 2022, the segment’s cash flow from operating activities was $27,654 million, an increase of 26% compared to $22,009 million in 2021.

For the full-year 2022, the segment’s cash flow from operations excluding working capital (CFFO) was $26,080 million, an increase of 39% compared to $18,717 million in 2021, due to higher oil and gas prices.

5.2.2.2    Integrated LNG segment

Hydrocarbon production for LNG	2023	2022	2021
Integrated LNG (kboe/d)	449	469	529
Liquids (kb/d)	58	53	63
Gas (Mcf/d)	2,128	2,267	2,541
Integrated LNG excluding Novatek (kboe/d)	449	413	483

Liquefied Natural Gas (in Mt)	2023	2022	2021
Overall LNG sales	44.3	48.1	42.0
Incl. Sales from equity production*	15.2	17.0	17.4
Incl. Sales by TotalEnergies from equity production and third party purchases	40.1	42.8	35.1

*     The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Results (in millions of dollars)	2023	2022	2021
Adjusted net operating income(1)	6,200	11,169	5,591
including adjusted income from equity affiliates	2,103	5,637	2,659
Cash flow used in investing activities	3,120	(1,052)	1,292
Organic investments	2,063	519	2,061
Net acquisitions	1,096	(47)	(910)
Net investments	3,159	472	1,151
Cash flow from operating activities	8,442	9,604	(2,765)
Cash flow from operations excluding working capital (CFFO)	7,293	9,784	5,404
(1)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-23).

2023 vs. 2022

For full-year 2023, hydrocarbon production for LNG (excluding Novatek) was up 9% compared to full-year 2022 due to increased supply to NLNG in Nigeria and higher availability of Ichthys LNG in Australia and Snøvhit in Norway.

For full-year 2023, LNG sales were down 8% compared to full-year 2022, mainly due to lower spot volumes related to lower demand in Europe as a result of a milder winter weather and high inventories.

Integrated LNG adjusted net operating income was $6,200 million in the full-year 2023, a decrease of 37% year-on-year (excluding Novatek), mainly due to the exceptional environment in 2022 linked to the energy crisis in Europe resulting from the Russia-Ukraine conflict.

Adjusted net operating income for the Integrated LNG segment excludes special items and the impact of changes in fair value.

For the full-year 2023, the exclusion of special items and the impact of changes in fair value had a positive impact of $798 million on the segment’s adjusted net operating income, compared to a positive impact of $4,580 million for the full-year 2022.

The segment’s cash flow from operating activities was $8,442 million in the full-year 2023, a decrease of 12% compared to $9,604 million in the full-year 2022.

The segment’s cash flow from operations excluding working capital (CFFO) was $7,293 million in full-year 2023, a decrease of 25% compared to $9,784 million in full-year 2022 (excluding Novatek), mainly due to lower LNG prices that were partially offset by high margins captured in 2022 on LNG cargoes delivered in 2023.

For information on the segment’s investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2023 (starting on page 34), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources” below.

2022 vs. 2021

Integrated LNG adjusted net operating income was $11,169 million in the full-year 2022, an increase of 100% compared to $5,591 million in 2021, due to its integrated LNG portfolio, in particular its regasification capacity in Europe, which positioned it to capture the benefit of the favorable pricing environment, and due to the growth of the Integrated Power business.

Adjusted net operating income for the Integrated LNG segment excludes special items and the impact of changes in fair value.

For the full-year 2022, the exclusion of special items and changes in fair value had a positive impact of $4,580 million on the segment’s adjusted net operating income, compared to a positive impact of $53 million in 2021.

For the full-year 2022, the segment’s cash flow from operating activities was $9,604 million compared to $(2,765) million in the full-year 2021.

For the full-year 2022, the segment’s cash flow from operations excluding working capital (CFFO) was $9,784 million, an increase of 81% compared to $5,404 million in the full-year 2021, for the same reasons as adjusted net operating income.

Form 20-F 2023 TotalEnergies	11

5.2.2.3   Integrated Power segment

Integrated Power	2023	2022	2021
Net power production (TWh) (1)	33.4	33.2	21.2
o/w power production from renewables	18.9	10.4	6.8
o/w power production from gas flexible capacities	14.5	22.8	14.4
Portfolio of power generation net installed capacity (GW) (2)	17.3	12.0	9.2
o/w renewables	13.0	7.7	5.1
o/w gas flexible capacities	4.3	4.3	4.1
Portfolio of renewable power generation gross capacity (GW) (2), (3)	80.1	69.0	43.0
o/w installed capacity	22.4	16.8	10.3
Clients power – BtB and BtC (Million) (2)	5.9	6.1	6.1
Clients gas – BtB and BtC (Million) (2)	2.8	2.7	2.7
Sales power – BtB and BtC (TWh)	52.1	55.3	56.6
Sales gas – BtB and BtC (TWh)	100.9	96.3	101.2

(1)Solar, wind, hydroelectric and gas flexible capacities.

(2)	End of period data.
(3)

Includes 20% of Adani Green Energy Ltd’s gross capacity effective in the first quarter of 2021, 50% of Clearway Energy Group’s gross capacity effective in the third quarter of 2022 and 49% of Casa dos Ventos’ gross capacity effective in the first quarter of 2023.

Results (in millions of dollars)	2023	2022	2021
Adjusted net operating income(1)	1,853	975	652
including adjusted income from equity affiliates	137	201	37
Cash flow used in investing activities	4,836	4,100	3,699
Organic investments	2,582	1,385	1,280
Net acquisitions	2,363	2,136	2,075
Net investments	4,945	3,521	3,355
Cash flow from operating activities	3,573	66	3,592
Cash flow from operations excluding working capital (CFFO)	2,152	970	720
(1)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-23).

2023 vs. 2022

For the full-year 2023, net power production was 33.4 TWh, an increase of 1% compared to 33.2 TWh in the full-year 2022, as lower generation from flexible capacity, whose utilization rate was exceptional in 2022 due to the energy crisis in Europe, was more than compensated by growing electricity generation from renewables that is related to the integration of 100% of Total Eren and contribution from Clearway in the US and Casa dos Ventos in Brazil.

For the full-year 2023, gross installed renewable power generation capacity was 22.4 GW, an increase of 33% compared to 16.8 GW in the full-year 2022. Gross installed renewable capacity grew by nearly 6 GW in the full-year 2023.

Integrated Power adjusted net operating income was $1,853 million in the full-year 2023, an increase of 90% compared to $975 million in the full-year 2022, demonstrating the performance of its integrated business model along the power value chain: renewables, CCGT, trading, and B2B & B2C marketing.

Adjusted net operating income for the Integrated Power segment excludes special items and the impact of changes in fair value.

For the full-year 2023, the exclusion of special items and the impact of changes in fair value had a positive impact of $173 million on the segment’s adjusted net operating income, compared to a negative impact of $2,070 million for the full-year 2022.

The segment’s cash flow from operating activities was $3,573 million in the full-year 2023, 54.1 times higher compared to $66 million in the full-year 2022.

The segment’s cash flow from operations excluding working capital (CFFO) was $2,152 million in 2023, 2.2 times higher compared to $970 million in the full-year 2022, with all the segments of the value chain contributing to growth.

2022 vs. 2021

Gross installed renewable electricity generation capacity reached 16.8 GW at year-end 2022, up 6.5 GW year-on-year, including nearly 4 GW from the acquisition of 50% of Clearway Energy Group in the United States and 0.8 GW from the start-up of the Al Kharsaah photovoltaic project in Qatar.

TotalEnergies continued to implement its strategy of integrating the electricity and gas chain in Europe. Net electricity generation stood at 33.2 TWh in 2022, an increase of 57% compared to 2021, due to higher utilization rates of flexible power plants (CCGT) as well as a 53% increase in generation from renewable sources. The portfolio of power customers exceeded 6 million at year-end 2022.

Integrated Power adjusted net operating income was $975 million in the full-year 2022, an increase of 49% compared to $652 million in the full-year 2021.

Adjusted net operating income for the Integrated Power segment excludes special items and the impact of changes in fair value.

For the full-year 2022, the exclusion of special items and the impact of changes in fair value had a negative impact of $2,070 million on the segment’s adjusted net operating income, compared to a positive impact of $692 million in the full-year 2021.

The segment’s cash flow from operating activities was $66 million in the full-year 2022, 55.2 times lower compared to $3,592 million in the full-year 2021.

The segment’s cash flow from operations excluding working capital (CFFO) was $970 million in the full-year 2022, an increase of 35% compared to $720 million in the full-year 2021.

Form 20-F 2023 TotalEnergies	12

5.2.2.4    Downstream (Refining & Chemicals and Marketing & Services segments)

Results (in millions of dollars)	2023	2022	2021
Adjusted net operating income(1)	6,112	8,852	3,527
Cash flow used in investing activities	1,094	2,141	2,213
Organic investments	3,105	2,354	2,576
Net acquisitions	(2,042)	(159)	(368)
Net investments	1,063	2,195	2,208
Cash flow from operating activities	9,914	11,787	8,806
Cash flow from operations excluding working capital (CFFO)	8,171	10,069	5,502
(1)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-23).

A.    Refining & Chemicals segment

Refinery throughput and utilization rates*	2023	2022	2021
Total refinery throughput (kb/d)	1,436	1,472	1,180
France	414	348	190
Rest of Europe	592	623	568
Rest of world	431	501	423
Utilization rates based on crude only**	81%	82%	64%
*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

Petrochemicals production and utilization rate	2023	2022	2021
Monomers* (kt)	4,896	5,005	5,775
Polymers (kt)	4,130	4,549	4,938
Steam cracker utilization rate**	69%	76%	90%

*Olefins.

**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Results (in millions of dollars)	2023	2022	2021
Adjusted net operating income(1)	4,654	7,302	1,909
Cash flow used in investing activities	1,953	1,177	1,290
Organic investments	2,040	1,319	1,502
Net acquisitions	(118)	(38)	(217)
Net investments	1,922	1,281	1,285
Cash flow from operating activities	7,957	8,663	6,473
Cash flow from operations excluding working capital (CFFO)	5,853	7,704	2,946

(1)Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-23).

2023 vs. 2022

Refining throughput decreased 2% in 2023 compared to 2022, mainly due to a slightly lower refinery utilization rate reflecting the major turnaround schedule of the year.

Monomers production decreased 2% in 2023 compared to 2022 and polymers production decreased 9% in 2023 compared to 2022, due to weak demand for chemicals mainly in Europe impacting steam cracker utilization rate. The decrease in Monomers production was partially compensated by the ramp up of ethane cracker unit in Port Arthur in the US.

Refining & Chemicals adjusted net operating income was $4,654 million in the full-year 2023, a decrease of 36% year-on-year, due to the decrease in refining margins and refining throughput.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items.

For the full-year 2023, the exclusion of the inventory valuation effect had a positive impact of $586 million on the segment’s adjusted net operating income, compared to a negative impact of $337 million for the full-year 2022.

For the full-year 2023, the exclusion of special items had a positive impact of $689 million on the segment’s adjusted net operating income, compared to a positive impact of $990 million for the full-year 2022.

The segment’s cash flow from operating activities was $7,957 million in the full-year 2023, a decrease of 8% compared to $8,663 million in the full-year 2022.

The segment’s cash flow from operations excluding working capital (CFFO) was $5,853 million in the full-year 2023, a decrease of 24% compared to $7,704 million in the full-year 2022, due to lower refining margins, turnarounds at Satorp in Saudi Arabia, the Port Arthur refinery in the US and at the Antwerp refinery in Belgium and weak petrochemical demand, particularly in Europe, which was partially offset by dividends received from equity affiliates during the fourth quarter of 2023.

For information on the Refining & Chemicals segment’s investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2023 (starting on page 34), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources” below.

2022 vs. 2021

Refinery throughput increased by 25% in 2022 compared to 2021 due to the increase in the utilization rate of refineries.

Monomer production decreased 13% in 2022 compared to 2021, after the very strong post-COVID-19 increase observed in 2021. Polymer production decreased 8% in 2022 compared to 2021 for the same reason that monomer production decreased.

Refining & Chemicals adjusted net operating income was $7,302 million in the full-year 2022, 3.8 times higher than $1,909 million in the full-year 2021, due to high refining margins in Europe and the United States and higher refinery utilization rates.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items.

Form 20-F 2023 TotalEnergies	13

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

The segments cash flow from operating activities was $8,663 million in the full-year 2022, an increase of 34% compared to $6,473 million in the full-year 2021.

The segment’s cash flow from operations excluding working capital (CFFO) was $7,704 million in the full-year 2022, 2.6 times higher compared to $2,946 million in the full-year 2021 due to higher refining margins and throughput.

B.    Marketing & Services segment

Petroleum product sales (kb/d)*	2023	2022	2021
Total Marketing & Services sales	1,375	1,468	1,503
Europe	776	824	826
Rest of world	599	644	677
*	Excludes trading and bulk Refining sales.

Results (in millions of dollars)	2023	2022	2021
Adjusted net operating income(1)	1,458	1,550	1,618
Cash flow used in investing activities	(859)	964	923
Organic investments	1,065	1,035	1,074
Net acquisitions	(1,924)	(121)	(151)
Net investments	(859)	914	923
Cash flow from operating activities	1,957	3,124	2,333
Cash flow from operations excluding working capital (CFFO)	2,318	2,365	2,556
(1)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-23).

2023 vs. 2022

Marketing & Services adjusted net operating income was $1,458 million in the full-year 2023, a decrease of 6% compared to $1,550 million in the full-year 2022, due to lower sales.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items.

For the full-year 2023, the exclusion of the inventory valuation effect had a positive impact of $108 million on the segment’s adjusted net operating income, compared to a negative impact of $194 million in the full-year 2022.

For the full-year 2023, the exclusion of special items had a negative impact of $1,408 million on the segment’s adjusted net operating income, compared to a positive impact of $188 million for the full-year 2022.

The segment’s cash flow from operating activities was $1,957 million in the full-year 2023, a decrease of 37% compared to $3,124 million in the full-year 2022.

The segment’s cash flow from operations excluding working capital (CFFO) was $2,318 million in the full-year 2023, a decrease of 2% compared to $2,365 million in the full-year 2022.

For information on the Marketing & Services segment’s investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2023 (starting on page 34), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources”, below.

2022 vs. 2021

Marketing & Services adjusted net operating income was $1,550 million in the full-year 2022, a decrease of 4% compared to $1,618 million in the full-year 2021, mainly impacted by the evolution of the €/$ exchange rate.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items.

For the full-year 2022, the exclusion of the inventory valuation effect had a negative impact of $194 million on the segment’s adjusted net operating income, compared to a negative impact of $236 million for the full-year 2021.

For the full-year 2022, the exclusion of special items had a positive impact of $188 million on the segment’s adjusted net operating income, compared to a positive impact of $125 million for the full-year 2021.

The segment’s cash flow from operating activities was $3,124 million in the full-year 2022, an increase of 34% compared to $2,333 million in the full-year 2021.

The segment’s cash flow from operations excluding working capital (CFFO) was $2,365 million in the full-year 2022, a decrease of 7% compared to $2,556 million in the full-year 2021.

Form 20-F 2023 TotalEnergies	14

5.3    Adjusted Items and Reconciliation of non-GAAP financial measures

A.         Adjustment items to net income (TotalEnergies share)

in millions of dollars	2023	2022	2021
Net income (TotalEnergies share)	21,384	20,526	16,032
Special items affecting net income (TotalEnergies share)	(1,105)	(17,310)	(3,329)
Gain (loss) on asset sales	2,047	1,391	(1,726)
Restructuring charges	(56)	(42)	(308)
Impairments	(2,166)	(15,743)	(910)
Other*	(930)	(2,916)	(385)
After-tax inventory effect : FIFO vs. replacement cost	(699)	501	1,495
Effect of changes in fair value	12	1,138	(194)
Total adjustments affecting net income	(1,792)	(15,671)	2,028
Adjusted net income (TotalEnergies share)	23,176	36,197	18,060
*

Other adjustment items for net income for the year amounted to $(930) million including $388 million of revaluation of Total Eren’s previously held equity interest and $(1,318) million mainly due to the impact of the European solidarity contribution and of the Electricity Generation Infra-Marginal Income Contribution in France and of the devaluation of the Argentine peso.

B.        Reconciliation of consolidated net income to adjusted net operating income

in millions of dollars	2023	2022	2021
Consolidated net income (a)	21,510	21,044	16,366
Net cost of net debt (b)	(1,108)	(1,278)	(1,350)
Special items affecting net operating income	(1,384)	(17,559)	(3,388)
Gain (loss) on asset sales	2,047	1,450	(1,726)
Restructuring charges	(56)	(55)	(315)
Impairments	(2,297)	(15,759)	(932)
Other	(1,078)	(3,195)	(415)
After-tax inventory effect : FIFO vs. replacement cost	(694)	531	1,532
Effect of changes in fair value	12	1,138	(194)
Total adjustments affecting net operating income (c)	(2,066)	(15,890)	(2,050)
Adjusted net operating income (a - b - c)	24,684	38,212	19,766

C.        Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

in millions of dollars	2023	2022	2021
Net income - TotalEnergies share	21,384	20,526	16,032
Less: adjustment items to net income (TotalEnergies share)	1,792	15,671	2,028
Adjusted net income - TotalEnergies share	23,176	36,197	18,060
Adjusted items
Add: non-controlling interests	274	460	331
Add: income taxes	12,939	20,565	9,211
Add: depreciation, depletion and impairment of tangible assets and mineral interests	12,012	12,316	12,735
Add: amortization and impairment of intangible assets	394	400	401
Add: financial interest on debt	2,820	2,386	1,904
Less: financial income and expense from cash & cash equivalents	(1,585)	(746)	(340)
Adjusted EBITDA	50,030	71,578	42,302

D.        Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

in millions of dollars	2023	2022	2021
Adjusted items
Revenues from sales	218,945	263,206	184,678
Purchases, net of inventory variation	(142,247)	(171,049)	(120,160)
Other operating expenses	(29,808)	(28,745)	(26,754)
Exploration costs	(575)	(574)	(632)
Other income	504	1,349	1,300
Other expense, excluding amortization and impairment of intangible assets	(288)	(1,142)	(543)
Other financial income	1,221	812	762
Other financial expense	(722)	(533)	(539)
Net income (loss) from equity affiliates	3,000	8,254	4,190
Adjusted EBITDA	50,030	71,578	42,302
Adjusted items
Less: depreciation, depletion and impairment of tangible assets and mineral interests	(12,012)	(12,316)	(12,735)
Less: amortization of intangible assets	(394)	(400)	(401)
Less: financial interest on debt	(2,820)	(2,386)	(1,904)
Add: financial income and expense from cash & cash equivalents	1,585	746	340
Less: income taxes	(12,939)	(20,565)	(9,211)
Less: non-controlling interests	(274)	(460)	(331)
Add: adjustment - TotalEnergies share	(1,792)	(15,671)	(2,028)
Net income - TotalEnergies share	21,384	20,526	16,032

Form 20-F 2023 TotalEnergies	15

E.        Investments – Divestments and reconciliation of cash flow used in investing activities to net investments, to net acquisition and to organic investments

(1)       Totalenergies share:

in millions of dollars	2023	2022	2021
Cash flow used in investing activities (a)	16,454	15,116	13,656
Other transactions with non-controlling interests (b)	—	(50)	(757)
Organic loan repayment from equity affiliates (c)	(2)	1,630	626
Change in debt from renewable projects financing (d)*	78	(589)	(356)
Capex linked to capitalized leasing contracts (e)	259	177	111
Expenditures related to carbon credits (f)	48	19	27
Net investments (a + b + c + d + e + f = g - i + h)	16,837	16,303	13,307
of which net acquisitions (g-i)	(1,289)	4,451	632
Acquisitions (g)	6,428	5,872	3,284
Asset sales (i)	7,717	1,421	2,652
Change in debt from renewable projects (partner share)	(81)	279	134
of which organic investments (h)	18,126	11,852	12,675
Capitalized exploration	1,094	669	841
Increase in non-current loans	1,845	954	1,231
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(524)	(1,082)	(531)
Change in debt from renewable projects (TotalEnergies share)	(3)	(310)	(222)

*Change in debt from renewable projects (TotalEnergies share and partner share).

(2)        Exploration & Production:

in millions of dollars	2023	2022	2021
Cash flow used in investing activities (a)	7,260	9,839	6,382
Other transactions with non-controlling interests (b)	—	—	—
Organic loan repayment from equity affiliates (c)	—	22	39
Change in debt from renewable projects financing (d)*	—	—	—
Capex linked to capitalized leasing contracts (e)	218	147	86
Expenditures related to carbon credits (f)	48	19	16
Net investments (a + b + c + d + e + f = g - i + h)	7,526	10,027	6,523
of which net acquisitions (g-i)	(2,706)	2,520	(167)
Acquisitions (g)	2,320	3,134	497
Asset sales (i)	5,026	614	664
Change in debt from renewable projects (partner share)	—	—	—
of which organic investments (h)	10,232	7,507	6,690
Capitalized exploration	1,081	669	840
Increase in non-current loans	154	78	98
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(92)	(171)	(191)
Change in debt from renewable projects (TotalEnergies share)	—	—	—

*Change in debt from renewable projects (TotalEnergies share and partner share).

(3)        Integrated LNG:

in millions of dollars	2023	2022	2021
Cash flow used in investing activities (a)	3,120	(1,052)	1,292
Other transactions with non-controlling interests (b)	—	—	(757)
Organic loan repayment from equity affiliates (c)	2	1,499	580
Change in debt from renewable projects financing (d)*	—	—	—
Capex linked to capitalized leasing contracts (e)	37	25	25
Expenditures related to carbon credits (f)	—	—	11
Net investments (a + b + c + d + e + f = g - i + h)	3,159	472	1,151
of which net acquisitions (g-i)	1,096	(47)	(910)
Acquisitions (g)	1,253	27	184
Asset sales (i)	157	74	(1,094)
Change in debt from renewable projects (partner share)	—	—	—
of which organic investments (h)	2,063	519	2,061
Capitalized exploration	13	—	1
Increase in non-current loans	570	328	658
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(131)	(690)	(143)
Change in debt from renewable projects (TotalEnergies share)	—	—	—

*Change in debt from renewable projects (TotalEnergies share and partner share).

Form 20-F 2023 TotalEnergies	16

(4)        Integrated Power:

in millions of dollars	2023	2022	2021
Cash flow used in investing activities (a)	4,836	4,100	3,699
Other transactions with non-controlling interests (b)	—	—	—
Organic loan repayment from equity affiliates (c)	27	5	12
Change in debt from renewable projects financing (d)*	78	(589)	(356)
Capex linked to capitalized leasing contracts (e)	4	5	—
Expenditures related to carbon credits (f)	—	—	—
Net investments (a + b + c + d + e + f = g - i + h)	4,945	3,521	3,355
of which net acquisitions (g-i)	2,363	2,136	2,075
Acquisitions (g)	2,739	2,661	2,462
Asset sales (i)	376	525	(387)
Change in debt from renewable projects (partner share)	(81)	279	134
of which organic investments (h)	2,582	1,385	1,280
Capitalized exploration	—	—	—
Increase in non-current loans	870	397	316
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(177)	(83)	(26)
Change in debt from renewable projects (TotalEnergies share)	(3)	(310)	(222)

*Change in debt from renewable projects (TotalEnergies share and partner share).

(5)        Refining & Chemicals:

in millions of dollars	2023	2022	2021
Cash flow used in investing activities (a)	1,953	1,177	1,290
Other transactions with non-controlling interests (b)	—	—	—
Organic loan repayment from equity affiliates (c)	(31)	104	(5)
Change in debt from renewable projects financing (d)*	—	—	—
Capex linked to capitalized leasing contracts (e)	—	—	—
Expenditures related to carbon credits (f)	—	—	—
Net investments (a + b + c + d + e + f = g - i + h)	1,922	1,281	1,285
of which net acquisitions (g-i)	(118)	(38)	(217)
Acquisitions (g)	32	15	53
Asset sales (i)	150	53	270
Change in debt from renewable projects (partner share)	—	—	—
of which organic investments (h)	2,040	1,319	1,502
Capitalized exploration	—	—	—
Increase in non-current loans	79	53	42
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(33)	(35)	(67)
Change in debt from renewable projects (TotalEnergies share)	—	—	—

*Change in debt from renewable projects (TotalEnergies share and partner share).

(6)        Marketing & Services:

in millions of dollars	2023	2022	2021
Cash flow used in investing activities (a)	(859)	964	923
Other transactions with non-controlling interests (b)	—	(50)	—
Organic loan repayment from equity affiliates (c)	—	—	—
Change in debt from renewable projects financing (d)*	—	—	—
Capex linked to capitalized leasing contracts (e)	—	—	—
Expenditures related to carbon credits (f)	—	—	—
Net investments (a + b + c + d + e + f = g - i + h)	(859)	914	923
of which net acquisitions (g-i)	(1,924)	(121)	(151)
Acquisitions (g)	84	34	86
Asset sales (i)	2,008	155	237
Change in debt from renewable projects (partner share)	—	—	—
of which organic investments (h)	1,065	1,035	1,074
Capitalized exploration	—	—	—
Increase in non-current loans	152	83	105
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(82)	(87)	(82)
Change in debt from renewable projects (TotalEnergies share)	—	—	—

*Change in debt from renewable projects (TotalEnergies share and partner share).

Form 20-F 2023 TotalEnergies	17

F.	Reconciliation of cash flow from operating activities to cash flow from operations excluding working capital (CFFO), to DACF and to net cash flow

(1)        Totalenergies share:

in millions of dollars	2023	2022	2021
Cash flow from operating activities (a)	40,679	47,367	30,410
(Increase) decrease in working capital (b)*	5,526	2,831	188
Inventory effect (c)	(714)	501	1,796
Capital gain from renewable project sales (d)	81	64	89
Organic loan repayments from equity affiliates (e)	(2)	1,630	626
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	35,946	45,729	29,140
Financial charges	(505)	(1,296)	(1,520)
Debt Adjusted Cash Flow (DACF)	36,451	47,025	30,660
Organic investments (g)	18,126	11,852	12,675
Free cash flow after organic investments (f - g)	17,820	33,877	16,465
Net investments (h)	16,837	16,303	13,307
Net cash flow (f - h)	19,109	29,426	15,833

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts.

G.        Reconciliation of cash flow from operating activities to cash flow from operations excluding working capital (CFFO)

(1)        Exploration & Production

in millions of dollars	2023	2022	2021
Cash flow from operating activities (a)	18,531	27,654	22,009
(Increase) decrease in working capital (b)*	(595)	1,596	3,331
Inventory effect (c)	—	—	—
Capital gain from renewable project sales (d)	—	—	—
Organic loan repayments from equity affiliates (e)	—	22	39
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	19,126	26,080	18,717

(2)        Integrated LNG

in millions of dollars	2023	2022	2021
Cash flow from operating activities (a)	8,442	9,604	(2,765)
(Increase) decrease in working capital (b)*	1,151	1,319	(7,590)
Inventory effect (c)	—	—	—
Capital gain from renewable project sales (d)	—	—	—
Organic loan repayments from equity affiliates (e)	2	1,499	579
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	7,293	9,784	5,404
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG sectors’ contracts.

(3)        Integrated Power

in millions of dollars	2023	2022	2021
Cash flow from operating activities (a)	3,573	66	3,592
(Increase) decrease in working capital (b)*	1,529	(835)	2,973
Inventory effect (c)	—	—	—
Capital gain from renewable project sales (d)	81	64	89
Organic loan repayments from equity affiliates (e)	27	5	12
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,152	970	720
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG sectors’ contracts.

(4)        Refining & Chemicals

in millions of dollars	2023	2022	2021
Cash flow from operating activities (a)	7,957	8,663	6,473
(Increase) decrease in working capital (b)	2,641	823	2,041
Inventory effect (c)	(568)	240	1,481
Capital gain from renewable project sales (d)	—	—	—
Organic loan repayments from equity affiliates (e)	(31)	104	(5)
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	5,853	7,704	2,946

(5)        Marketing & Services

in millions of dollars	2023	2022	2021
Cash flow from operating activities (a)	1,957	3,124	2,333
(Increase) decrease in working capital (b)	(215)	498	(538)
Inventory effect (c)	(146)	261	315
Capital gain from renewable project sales (d)	—	—	—
Organic loan repayments from equity affiliates (e)	—	—	—
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,318	2,365	2,556

Form 20-F 2023 TotalEnergies	18

H.        Gearing Ratio

As of and for the year ended December 31 (in millions of dollars)	2023	2022	2021
Current borrowings *	7,869	14,065	13,645
Other current financial liabilities	446	488	372
Current financial assets *, **	(6,256)	(8,556)	(12,183)
Net financial assets classified as held for sale *	17	(38)	(4)
Non-current financial debt *	32,722	36,987	41,868
Non-current financial assets *	(1,229)	(1,303)	(1,557)
Cash and cash equivalents	(27,263)	(33,026)	(21,342)
Net debt (a)	6,306	8,617	20,799
Shareholders’ equity - TotalEnergies share	116,753	111,724	111,736
Non-controlling interests	2,700	2,846	3,263
Shareholders' equity (b)	119,453	114,570	114,999
Gearing = a / (a+b)	5.0%	7.0%	15.3%
Leases (c)	8,275	8,096	8,055
Gearing including leases (a+c) / (a+b+c)	10.9%	12.7%	20.1%

*Excludes leases receivables and leases debts.

**Including initial margins held as part of the Company’s activities on organized markets.

I.        ROACE (Full-year 2023)

	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
In millions of dollars	Production	LNG	Power	Chemicals	Services	Company
Adjusted net operating income	10,942	6,200	1,853	4,654	1,458	24,684
Capital employed at 12/31/2022	65,784	33,671	16,225	7,438	7,593	128,811
Capital employed at 12/31/2023	63,870	36,048	21,511	6,043	7,674	132,222
ROACE	16.9%	17.8%	9.8%	69.0%	19.1%	18.9%

J.        Reconciliation of capital employed (balance sheet) and calculation of ROACE

	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&		Inter-
In millions of dollars	Production	LNG	Power	Chemicals	Services	Corporate	Company	Company
Adjusted net operating income 2023 (a)	10,942	6,200	1,853	4,654	1,458	(423)	—	24,684
Balance sheet as of December 31, 2023
Property plant and equipment intangible assets net	84,876	24,936	12,526	12,287	6,696	678	—	141,999
Investments & loans in equity affiliates	2,630	13,905	9,202	4,167	553	—	—	30,457
Other non-current assets	3,451	2,720	1,027	677	1,258	141	—	9,274
Inventories, net	1,463	1,784	689	11,582	3,798	1	—	19,317
Accounts receivable, net	6,849	10,183	7,601	20,010	9,024	683	(30,908)	23,442
Other current assets	6,218	9,782	6,963	2,383	3,465	1,817	(9,807)	20,821
Accounts payable	(6,904)	(11,732)	(8,114)	(33,864)	(10,693)	(798)	30,770	(41,335)
Other creditors and accrued liabilities	(9,875)	(11,653)	(6,985)	(6,152)	(5,707)	(6,300)	9,945	(36,727)
Working capital	(2,249)	(1,636)	154	(6,041)	(113)	(4,597)	—	(14,482)
Provisions and other non-current liabilities	(25,152)	(3,877)	(1,790)	(3,706)	(1,267)	854	—	(34,938)
Assets and liabilities classified as held for sale - Capital employed	314	—	392	137	881	—	—	1,724
Capital Employed (Balance sheet)	63,870	36,048	21,511	7,521	8,008	(2,924)	—	134,034
Less inventory valuation effect	—	—	—	(1,478)	(334)	—	—	(1,812)
Capital Employed at replacement cost (b)	63,870	36,048	21,511	6,043	7,674	(2,924)	—	132,222
Balance sheet as of December 31, 2022
Property plant and equipment intangible assets net	87,833	24,189	6,696	11,525	8,120	669	—	139,032
Investments & loans in equity affiliates	2,138	12,065	8,804	4,431	451	—	—	27,889
Other non-current assets	3,069	3,342	327	570	1,050	130	—	8,488
Inventories, net	1,260	2,312	1,836	12,888	4,640	—	—	22,936
Accounts receivable, net	7,312	11,110	12,515	19,297	8,482	1,407	(35,745)	24,378
Other current assets	6,347	21,344	12,914	2,410	3,787	2,455	(13,187)	36,070
Accounts payable	(6,298)	(11,846)	(14,881)	(30,673)	(12,082)	(1,313)	35,747	(41,346)
Other creditors and accrued liabilities	(11,452)	(24,796)	(10,940)	(7,215)	(5,115)	(5,942)	13,185	(52,275)
Working capital	(2,831)	(1,876)	1,444	(3,293)	(288)	(3,393)	—	(10,237)
Provisions and other non-current liabilities	(24,633)	(4,049)	(1,201)	(3,760)	(1,303)	694	—	(34,252)
Assets and liabilities classified as held for sale - Capital employed	208	—	155	—	—	—	—	363
Capital Employed (Balance sheet)	65,784	33,671	16,225	9,473	8,030	(1,900)	—	131,283
Less inventory valuation effect	—	—	—	(2,035)	(437)	—	—	(2,472)
Capital Employed at replacement cost (c)	65,784	33,671	16,225	7,438	7,593	(1,900)	—	128,811
	—	—	—	—	—	—	—	—
ROACE 2023 as a percentage (a / average (b + c))	16.9%	17.8%	98.0%	69.0%	19.1%			18.9%

Form 20-F 2023 TotalEnergies	19

	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&		Inter-
In millions of dollars	Production	LNG	Power	Chemicals	Services	Corporate	Company	Company
Adjusted net operating income 2022 (a)	17,479	11,169	975	7,302	1,550	(263)	—	38,212
Balance sheet as of December 31, 2022
Property plant and equipment intangible assets net	87,833	24,189	6,696	11,525	8,120	669	—	139,032
Investments & loans in equity affiliates	2,138	12,065	8,804	4,431	451	—	—	27,889
Other non-current assets	3,069	3,342	327	570	1,050	130	—	8,488
Inventories, net	1,260	2,312	1,836	12,888	4,640	—	—	22,936
Accounts receivable, net	7,312	11,110	12,515	19,297	8,482	1,407	(35,745)	24,378
Other current assets	6,347	21,344	12,914	2,410	3,787	2,455	(13,187)	36,070
Accounts payable	(6,298)	(11,846)	(14,881)	(30,673)	(12,082)	(1,313)	35,747	(41,346)
Other creditors and accrued liabilities	(11,452)	(24,796)	(10,940)	(7,215)	(5,115)	(5,942)	13,185	(52,275)
Working capital	(2,831)	(1,876)	1,444	(3,293)	(288)	(3,393)	—	(10,237)
Provisions and other non-current liabilities	(24,633)	(4,049)	(1,201)	(3,760)	(1,303)	694	—	(34,252)
Assets and liabilities classified as held for sale - Capital employed	208	—	155	—	—	—	—	363
Capital Employed (Balance sheet)	65,784	33,671	16,225	9,473	8,030	(1,900)	—	131,283
Less inventory valuation effect	—	—	—	(2,035)	(437)	—	—	(2,472)
Capital Employed at replacement cost (c)	65,784	33,671	16,225	7,438	7,593	(1,900)	—	128,811
Balance sheet as of December 31, 2021
Property plant and equipment intangible assets net	86,418	24,901	6,624	11,884	8,578	638	—	139,043
Investments & loans in equity affiliates	6,337	15,891	4,610	3,729	486	—	—	31,053
Other non-current assets	4,441	2,504	855	608	1,105	309	—	9,822
Inventories, net	1,281	1,887	1,344	11,482	3,957	1	—	19,952
Accounts receivable, net	6,621	10,345	6,202	17,280	7,597	746	(26,808)	21,983
Other current assets	5,643	28,256	7,486	2,068	2,802	1,475	(12,586)	35,144
Accounts payable	(6,116)	(12,446)	(6,923)	(28,055)	(9,291)	(857)	26,851	(36,837)
Other creditors and accrued liabilities	(8,645)	(21,547)	(9,546)	(5,333)	(4,687)	(5,585)	12,543	(42,800)
Working capital	(1,216)	6,495	(1,437)	(2,558)	378	(4,220)	—	(2,558)
Provisions and other non-current liabilities	(24,613)	(3,137)	(1,358)	(3,840)	(1,478)	581	—	(33,845)
Assets and liabilities classified as held for sale - Capital employed	308	—	30	—	—	—	—	338
Capital Employed (Balance sheet)	71,675	46,654	9,324	9,823	9,069	(2,692)	—	143,853
Less inventory valuation effect	—	—	—	(1,754)	(286)	—	—	(2,040)
Capital Employed at replacement cost (b)	71,675	46,654	9,324	8,069	8,783	(2,692)	—	141,813
	—	—	—	—	—	—	—	—
ROACE 2022 as a percentage (a / average (b + c))	25.4%	27.8%	7.6%	94.2%	18.9%			28.2%

K.        Payout

in millions of dollars	2023	2022	2021
Dividend paid (parent company shareholders) (a)	7,517	9,986	8,228
Repayment of treasury shares	9,167	7,711	1,823
of which buy-backs (b)	9,000	7,019	1,500
Cash flow from operations excluding working capital (CFFO) (c)	35,946	45,729	29,140

Payout ratio = (a+b) / c	46.0%	37.2%	33.4%

Form 20-F 2023 TotalEnergies	20

5.4    Liquidity and capital resources

in millions of dollars	2023	2022	2021
Cash flow from operating activities	40,679	47,367	30,410
Including (increase) decrease in working capital	6,091	1,191	(616)
Cash flow used in investing activities	(16,454)	(15,116)	(13,656)
Total expenditures	(24,860)	(19,802)	(16,589)
Total divestments	8,406	4,686	2,933
Cash flow from/(used in) financing activities	(29,730)	(19,272)	(25,497)
Net increase (decrease) in cash and cash equivalents	(5,505)	12,979	(8,743)
Effect of exchange rates	(258)	(1,295)	(1,183)
Cash and cash equivalents at the beginning of the period	33,026	21,342	31,268
Cash and cash equivalents at the end of the period	27,263	33,026	21,342

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

5.4.1    Cash flow

Cash flow from operating activities in 2023 was $40,679 million compared to $47,367 million in 2022 and $30,410 million in 2021, a decrease of $6,688 million from 2022 to 2023.

Cash flow used in investing activities in 2023 was $16,454 million compared to $15,116 million in 2022 and $13,656 million in 2021. The increase of $1,338 million from 2022 to 2023 was mainly due to higher expenditures in the Integrated LNG and in the Integrated Power segments. The increase of $1,460 million from 2021 to 2022 was mainly due to higher expenditures in the Exploration & Production segment. TotalEnergies expenditures in 2023 were $24,860 million compared to $19,802 million in 2022 and $16,589 million in 2021. During 2023, 50% of the expenditures were made by the Exploration & Production segment (as compared to 54% in 2022 and 44% in 2021), 14% by the Integrated LNG segment (as compared to 6% in 2022 and 14% in 2021), 22% by the Integrated Power segment (as compared to 26% in 2022 and 24% in 2021), 9% by the Refining & Chemicals segment (compared to 7% in 2022 and 10% in 2021) and 5% by the Marketing & Services segment (compared to 6% in 2022 and 7% in 2021). The main source of funding for the expenditures was cash from operating activities in 2023, cash from operating activities and issuances of non-current debt in 2022 and cash from operating activities and net repayment in 2021.

For additional information on expenditures, please refer to the discussions in “Item 5.- 5.1 Overview”, “Item 5.- 5.2 TotalEnergies results 2021-2023” and “Item 5.- 5.2.2 Business segment reporting” above, and point 1.6 of chapter 1 of the Universal Registration Document 2023 (starting on page 34), incorporated herein by reference and Note 15.1.D to the Consolidated Financial Statements on page F-73.

Divestments, based on selling price and net of cash sold, in 2023 were $8,406 million compared to $4,686 million in 2022 and $2,933 million in 2021. In 2023, TotalEnergies’ principal divestments were assets sales of $7,717 million compared to $1,421 million in 2022 and $2,652 million in 2021, consisting mainly of the sales described in “Item 5.- 5.2.1 TotalEnergies results 2021-2023” above.

Cash flow from/(used in) financing activities in 2023 was $(29,730) million compared to $(19,272) million in 2022 and $(25,497) million in 2021. The increase of $(10,458) million in cash flow used in financing activities in 2023 compared to 2022 was mainly due to a decrease in current borrowings of $(14,289) million in 2023 compared to $(6,073) million in 2022. The decrease in cash flow used in financing activities in 2022 compared to 2021 was mainly due to the decrease in the net issuance of non-current debt of $1,108 million in 2022 compared to a net repayment of (359) million in 2021, to a significant decrease in current financial assets and liabilities ($3,944 million in 2022 compared to $(8,075) million in 2021) due to a decrease in initial margins held as part of TotalEnergies’ activities on organized markets partially compensated by an increase in buyback of shares ($7,711 million in 2022 compared to $1,823 million in 2021).

5.4.2    Indebtedness

TotalEnergies’ non-current financial debt at year-end 2023 was $40,478 million, compared to $45,264 million at year-end 2022 and $49,512 million at year-end 2021. For further information on the level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see point 1.9.2 of chapter 1 in the Universal Registration Document 2023 (starting on page 63), incorporated herein by reference and Note 15 (“Financial structure and financial costs”) to the Consolidated Financial Statements starting on page F-69. For further information on the treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Cash and cash equivalents at year-end 2023 were $27,263 million compared to $33,026 million at year-end 2022 and $21,342 million at year-end 2021.

5.4.3    Shareholders’ equity

Shareholders’ equity at year-end 2023 was $119,453 million, compared to $114,570 million million at year-ended 2022 and $114,999 million at year-end 2021.

-

Changes in shareholders’ equity in 2023 were primarily due to the impacts of comprehensive income, dividend payments, the buy-back of TotalEnergies SE shares, and the repurchase of €1 billion notional amount of perpetual subordinated notes issued in 2016.

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

Form 20-F 2023 TotalEnergies	21

Variation of the number of shares composing the share capital

As of December 31, 2021(a)		2,640,429,329
	Capital reduction by cancellation of treasury shares(b)	(30,665,526)
	Deferred contribution pursuant to the 2017 capital increase reserved for employees	9,471
	2022 Capital increase reserved for employees	9,358,011
As of December 31, 2022(c)		2,619,131,285
	Capital reduction by cancellation of treasury shares(b)	(214,881,605)
	2023 Capital increase reserved for employees	8,002,155
As of December 31, 2023(d)		2,412,251,835

(a)	Including 33,841,104 treasury shares deducted from consolidated shareholders’ equity.
(b)	These transactions had no impact on the consolidated financial statements of TotalEnergies SE, the number of fully-diluted weighted-average shares or on the earnings per share
(c)	Including 137,187,667 treasury shares deducted from consolidated shareholders’ equity.
(d)	Including 60,543,213 treasury shares deducted from consolidated shareholders’ equity.

TotalEnergies share buyback

	Total number of	Shares repurchased for cancellation	Shares allocated to performance
Fiscal year	shares purchased	(Units/$)	share plans
2023	144,700,577	142,569,920 / 9.00 billion	2,130,657
2022	140,207,743	128,869,261 / 7.02 billion	11,338,482
2021	37,306,005	30,665,526 / 1.5 billion	6,640,479

5.4.4    Net-debt-to-capital ratio

As of December 31, 2023, TotalEnergies’ net-debt-to-capital ratio excluding leases1 and including initial margins held as part of its activities on organized markets was 5.0% compared to 7.0% and 15.3% at year-ends 2022 and 2021, respectively. The decreases from 2022 to 2023 and from 2021 to 2022 were mostly due to the change in net debt. For additional information, please refer to the Notes to the Consolidated Financial Statements (starting on page F-14).

For information on committed credit facilities and liquidity risk, please refer to Note 15.3 to the Consolidated Financial Statements (starting on page F-79).

5.4.5    Material cash requirements

In 2023, the largest part of TotalEnergies’ capital expenditures of $24,860 million was made up of additions to intangible assets and property, plant and equipment (approximately 70%), with the remainder attributable to equity-method affiliates and to acquisitions of subsidiaries.

-

In the Exploration & Production segment, as described in more detail under point 9.1.6 and 9.1.7 of chapter 9 of the Universal Registration Document 2023 (beginning on page 549), incorporated herein by reference, capital expenditures in 2023 were principally development costs (approximately 77%), exploration expenditures (successful and unsuccessful, approximately 4%) and acquisitions (approximately 19%).

-	In the Integrated LNG segment, approximately 71% of capital expenditures were related mainly to facilities investments with the balance being related mainly to acquisitions.
-	In the Integrated Power segment, approximately 50% of capital expenditures were related to acquisitions in renewables with the balance being related mainly to investments.
-

In the Refining & Chemicals segment, approximately 79% of capital expenditures in 2023 were related to refining and petrochemical activities (essentially 62% for existing units including maintenance and major turnarounds and 38% for business development), the balance being related to Hutchinson and investments in low carbon activities.

-	In the Marketing & Services segment, approximately 99% of capital expenditures in 2023 were focused on development expenditures, mainly in Europe and Africa.

For additional information on capital expenditures, refer to the discussion above in “Item 5.- 5.1 Overview”, “Item 5.- 5.2 TotalEnergies results 2021-2023” and “Item 5.- 5.3 Business segment reporting”, above, as well as point 1.5 of chapter 1 (on page 31) of the Universal Registration Document 2023, incorporated herein by reference.

As of December 31, 2023, TotalEnergies’ material contractual obligations include debt obligations net of hedging instruments, purchases obligations, asset retirement obligations and lease obligations. For additional information on TotalEnergies’ contractual obligations, refer to Note 13 to the Consolidated Financial Statements (starting on page F-63). TotalEnergies has other obligations in connection with pension plans that are described in Note 10 (“Payroll, staff and employee benefits obligations”) to the Consolidated Financial Statements (starting on page F-55). These obligations are not contractually fixed as to timing and amount. Other non-current liabilities, detailed in Note 12 (“Provisions and other non-current liabilities”) to the Consolidated Financial Statements (starting on page F-60), are liabilities related to risks that are probable and amounts that can be reasonably estimated. However, no contractual agreements exist related to the settlement of such liabilities, and the timing of the settlement is not known.

1 For additional information, refer to Note 15.1(E) to the Consolidated Financial Statements (starting on page F-76).

Form 20-F 2023 TotalEnergies	22

TotalEnergies estimates the combination of its sources of capital will continue to be adequate to fund its short- and long- term contractual obligations.

Information on TotalEnergies’ guarantees and other commitments and contingencies are presented in Note 13 (“Off balance sheet commitments and contractual obligations”) to the Consolidated Financial Statements (starting on page F-63). TotalEnergies does not currently consider that these guarantees, or any other off-balance sheet arrangements of TotalEnergies or any other members of TotalEnergies, have or are reasonably likely to have, currently or in the future, a material effect on the TotalEnergies’ financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources.

5.5       Research and development

For a discussion of TotalEnergies’ R&D policies and activities, refer to points 1.5.2 and 1.6 of chapter 1 (starting on pages 33 and 34, respectively) of the Universal Registration Document 2023, incorporated herein by reference.

5.6       Situation of the Company in Russia at March 24, 2024

The Company presents in the section below an update on the situation since the invasion of Ukraine by Russia on February 24, 2022 and its impact on its activities carried out by TotalEnergies in connection with Russia.

Principal activities of TotalEnergies in connection with Russia and principles of conduct

On March 1, 2022, TotalEnergies announced that it condemns Russia’s military aggression against Ukraine, supports the scope and strength of the sanctions put in place by Europe that will be implemented by the Company regardless of the consequences on its asset management, and that it will no longer provide capital for new projects in Russia.

On March 22, 2022, considering the worsening conflict, TotalEnergies reaffirmed its firmest condemnation of Russia’s military aggression against Ukraine, which has tragic consequences for the Ukrainian population and threatens peace in Europe. To act responsibly, as a European company and in accordance with its values, the Company defined clear principles of conduct for managing its Russian related business:

●	Ensure strict compliance with current and future European sanctions, no matter what the consequences on the management of its assets in Russia, and gradually suspend its activities in Russia, while assuring its workforce’s safety;
●	Provide no further capital of TotalEnergies SE for the development of projects in Russia;
●	Do not reverse the purpose of sanctions against Russia: do not unwarrantedly transfer value to Russian interests by withdrawing from assets;
●	Help ensure the security of the European continent’s energy supply within the framework defined by European authorities; and
●	No longer enter into or renew contracts to purchase Russian oil and petroleum products, in order to halt all its purchases of Russian oil and petroleum products as soon as possible and by the end of 2022 at the latest. TotalEnergies announced that since February 25, 2022, it would not trade Russian oil or oil products on the spot markets, including spot trading of Russian natural gas or LNG.

TotalEnergies restated that it did not operate any oil or gas field, or Liquefied Natural Gas (LNG) plant, in Russia and that was a minority shareholder, at that time, in a number of non-state-owned Russian companies: Novatek (19.4%)2, Yamal LNG (20%)3, Arctic LNG 2 (10%)4, TernefteGaz (49%)5 and partner with 20% in the Kharyaga joint venture operated by Zarubezhneft6, without any activity or operational responsibility on those sites.

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

On August 26, 2022, TotalEnergies restated that in the context of the implementation of its principles of conduct, it would continue its duty to contribute toward securing Europe’s gas supply from the Yamal LNG plant within the framework of long-term contracts that it must honor as long as Europe’s governments do not impose sanctions on Russian gas.

TotalEnergies had also announced the gradual suspension of its activities in Russia that do not contribute to the security of energy supply of Europe. This included assets producing oil (Kharyaga field) and gas for the local Russian market (Termokarstovoye field) as well as other local businesses (lubricants, batteries) which were mothballed in the first half of 2022.

In accordance with these principles, TotalEnergies had announced on July 6, 2022 the sale of its remaining 20% interest in the Kharyaga oil project to Zarubezhneft. This sale was finalized on August 3, 2022. The Company also announced that it had agreed on July 18, 2022, to sell to Novatek TotalEnergies’ 49% interest in Terneftegaz, which operates the Termokarstovoye gas and condensates field in Russia, on economic terms enabling TotalEnergies to recover the outstanding amounts invested in the field. This sale was finalized on September 15, 2022.

On October 27, 2022, in the context of its third quarter 2022 results, TotalEnergies announced that had recorded in its accounts a new $3.1 billion impairment charge related mainly to the potential impact of international sanctions on the value of its Novatek stake.

On December 9, 2022, TotalEnergies reiterated that it holds a 19.4% stake in Novatek, that it cannot sell given the shareholders’ agreements in effect, as it is forbidden for TotalEnergies to sell any asset to one of Novatek’s main shareholders who is under sanctions.

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

2 Novatek is a Russian company listed on the Moscow stock exchange, and in which TotalEnergies held an interest of 19.4% as of December 31, 2023.

3 Yamal LNG is a Russian company jointly owned by Novatek, TotalEnergies EP Yamal (20.02%), YAYM Limited, and China National Oil and Gas Exploration Development Company (CNODC), a subsidiary of CNPC, as of December 31, 2023.

4 Arctic LNG 2 is a Russian company jointly owned by Novatek, TotalEnergies EP Salmanov (10%), CNODC Dawn Light Limited, CEPR Limited and Japan Arctic LNG, as of December 31, 2023.

5 Terneftegas is a company jointly owned by Novatek, and TotalEnergies EP Termokarstovoye SAS (49%) before the sale of its interest finalized on September 15, 2022.

6 Kharyaga is a non-incorporated joint venture with Zarubezhneft (operator, 40%), Equinor (30%) and Nenets Oil Company (10%). TotalEnergies finalized on August 3, 2022 the sale of its 20% interest in Kharyaga à Zarubezhneft.

Form 20-F 2023 TotalEnergies	23

Under these circumstances, the Board of Directors of TotalEnergies decided to withdraw the representatives of the Company from the board of Novatek with immediate effect. As a result, as the criteria for significant influence within the meaning of the accounting regulations that apply to the Company are not met, TotalEnergies will no longer equity account for its 19.4% stake in Novatek in the Company’s accounts. In addition, TotalEnergies will no longer book reserves for its interest in Novatek.

On February 8, 2023, TotalEnergies announced that it had recorded in its accounts for the fourth quarter results a new $4.1 billion impairment charge related to the deconsolidation of Novatek.

Russian assets were fully impaired in 2022, with the exception of the shares held in the Yamal LNG company. In total, the impact of impairments and provisions recorded in 2022 due to the Russian-Ukrainian conflict amounted to $(14,756) million in TotalEnergies’ net result.

On November 2, 2023, the Arctic LNG 2 company was placed under sanctions by the US authorities. TotalEnergies initiated the contractual suspension procedure provided for in the Arctic LNG 2 shareholders’ agreement and that of force majeure for the LNG purchase contract from Arctic LNG 2. These procedures, upon their notification, resulted in the suspension of TotalEnergies’ rights and obligations under these agreements, thus implying in particular the suspension of the participation of TotalEnergies’ representatives in the governance bodies of Arctic LNG 2. As a result, the 10% interest held by TotalEnergies in Arctic LNG 2 is no longer accounted for using the equity method in the Company’s accounts as of December 31, 2023 but is recorded under “other investments”. As mentioned above, as the shares in Arctic LNG 2 were fully impaired in 2022, this deconsolidation had no impact on the 2023 financial statements.

The Company has also ensured the absence of depreciation to be accounted for on Yamal LNG, by testing the value of its equity accounted investment which amounts to $4,560 million as of December 31, 2023.

With regard to the participation in Novatek, in the absence of any new event, the assessments and judgments taken into account on December 31, 2022 in the accounting and valuation method remain unchanged at December 31, 2023. As the criteria for significant influence are no longer met within the meaning of IAS 28 “Investments in associates and joint ventures”, TotalEnergies’ 19.4% interest in Novatek has no longer been accounted for using the equity method in the Company’s financial statements since the end of the fourth quarter of 2022.

Depending on the developments of the Russian-Ukrainian conflict and the measures that the European and American authorities may take, the activities of TotalEnergies in Russia, in particular those relating to the Yamal LNG asset, could be affected in the future.

The table below presents TotalEnergies’ producing assets and entities in Russia as of December 31, 2023, the interest held in the asset or entities (TotalEnergies share in %).

Producing assets as of December 31, 2023 in Russia
Exploration & Production segment	Integrated LNG segment
Non operated: None.	Non operated: Yamal LNG (20.02%)
TotalEnergies no longer equity account for its 19.4% stake in Novatek as of December 31, 2022.

The tables below present the average daily production of liquids and natural gas of TotalEnergies in Russia, as well as the Upstream Capital Employed per project in Russia as of December 31, 2023.

TotalEnergies' average daily liquids and natural gas production in Russia in 2023	Liquids	Natural gas	Total
	kb/d(a)	Mcf/d(b)	kboe/d
Russia	5	577	111
including production share of equity affiliates	5	577	111
Yamal LNG	5	575	110.5
(a)	Liquids include crude oil, bitumen, condensates, and natural gas liquids (NGL).
(b)	Including fuel gas.

Upstream Capital Employed in Russia as of and for the year ended December 31 (M$)	2023	2022	2021
Novatek	0	0	6,243
Yamal LNG	4,560	4,626	4,333
Arctic LNG 2	0	0	2,450
Provisions	(1,822)	(1,752)	—
Total Upstream Capital Employed	2,738	2,874	13,026

Activities in Russia in 2023

In the Integrated LNG segment, LNG production in Russia was from the Yamal LNG project. This development project of the onshore South Tambey field (gas and condensates) located on the Yamal peninsula was launched in 2013 by the company Yamal LNG. TotalEnergies holds a direct 20.02% interest in the project through its subsidiary TotalEnergies EP Yamal. The project includes a four-train gas liquefaction plant with a nominal capacity of 17.4 Mt/y of LNG.

In addition, TotalEnergies holds a 10% direct interest in the Arctic LNG 2 project (19.8 Mt/y, under construction) since 2019 through its subsidiary TotalEnergies EP Salmanov.

Since July 2021, TotalEnergies has also held a direct interest of 10% via TotalEnergies EP Transshipment in Arctic Transshipment7, which was established to serve Arctic LNG 2 in order to enable the transfer of LNG cargoes from Arctic LNG carriers (icebreakers) to conventional LNG carriers at transshipment terminals in Murmansk and Kamchatka.

Given the uncertainties that technological and financial sanctions pose on the ability to complete the Arctic LNG 2 project, TotalEnergies has ceased to recognize as proved reserves the resources associated with the Arctic LNG 2 project since December 31. 2021, and has provisioned in its accounts the value of its investments as of March 31, 2022. TotalEnergies no longer recorded reserves from its interest in Novatek.

7 Arctic Transshipment is a Russian company jointly owned by Novatek (90%) and TotalEnergies EP Transshipment (10%) at December 31, 2023.

Form 20-F 2023 TotalEnergies	24

The American Office of Foreign Assets Control (OFAC) designated, on September 14, 2023 and November 2, 2023, respectively, Arctic Transshipment and Arctic LNG 2 as Specially Designated Nationals with immediate effect subject to temporary exceptions under licenses issued by the OFAC. As a consequence of these designations, US persons are prohibited to deal with these two entities. All non-US persons are exposed to the risk of US secondary sanctions if they provide material support to these entities. Since April 18, 2023, TotalEnergies EP Transshipment has not participated in any governance body and has not paid any cash calls to Arctic Transshipment. The Company is party to an LNG purchase contract with Arctic LNG 2, for which the Company had indicated that it could not terminate it early without exposing itself financially to significant consequences in the absence of economic sanctions, and that it would exercise the force majeure clauses provided for in the contract to interrupt it if sanctions were imposed. On November 2, 2023, Arctic LNG 2 was placed under sanctions by the US authorities. As a result, in accordance with what it announced, on November 7, 2023, TotalEnergies initiated the contractual suspension procedure provided for in the Arctic LNG 2 shareholders’ agreement and the force majeure procedure for the LNG purchase contract with Arctic LNG 2. Upon notification of these procedures, TotalEnergies’ rights and obligations under these contracts were suspended (refer to point 3.2. of Chapter 3 of the Universal Registration Document 2023).

In the Marketing & Services segment, TotalEnergies stopped producing lubricants in Russia at the end of May 2022, in accordance with its principles of conduct published on March 22, 2022, and announced the sale of these activities in March 2023 to a company created by the Russian management team of the subsidiary TotalEnergies Marketing Russia.

For more detailed information on economic sanctions against Russia, see Section 3.2 of Chapter 3 of the Universal Registration Document 2023 (starting on page 140), incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following information concerning directors and senior management from the Universal Registration Document 2023 is incorporated herein by reference:

-	composition of the Board of Directors (introduction and point 4.1.1 of chapter 4, starting on page 190); and
-	information concerning the General Management (point 4.1.5 of chapter 4, starting on page 230).

The following information concerning compensation from the Universal Registration Document 2023 is incorporated herein by reference:

-	responsible compensation policy (point 5.6.1.2 of chapter 5, starting on page 336); and
-	compensation for the administration and management bodies (point 4.3 of chapter 4, starting on page 238).

The following information concerning Board practices and corporate governance from the Universal Registration Document 2023 is incorporated herein by reference:

-	functioning of the Board of Directors (point 4.1.2 of chapter 4, starting on page 215);
-	report of the Lead Independent Director on her mandate (point 4.1.3 of chapter 4, starting on page 227);
-	assessment of the Board of Directors practices (point 4.1.4 of chapter 4, on page 229); and
-	statement regarding corporate governance (point 4.2 of chapter 4, on page 238).

The following information concerning employees and share ownership from the Universal Registration Document 2023 is incorporated herein by reference:

-	responsible management of the company’s workforce (point 5.6.1.1 of chapter 5, starting on page 334);
-	shares held by the administration and management bodies (point 4.1.6 of chapter 4, starting on page 236); and
-	employee shareholding (point 6.4.2 of chapter 6, on page 402).

TotalEnergies believes that the relationship between its management and labor unions is, in general, satisfactory.

ITEM 6F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following information concerning shareholders from the Universal Registration Document 2023 is incorporated herein by reference:

-	major shareholders (point 6.4.1 of chapter 6, starting on page 401); and
-	shareholding structure (point 6.4.3 of chapter 6, on page 403).

TotalEnergies’ main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in point 8.3 of Note 8 (“Equity affiliates, other investments and related parties”) to the Consolidated Financial Statements (on page F-48). In the ordinary course of its business, TotalEnergies enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2021 and ending on the date of this document. For further information on regulated agreement and undertakings and related-party transactions, refer to point 4.4.1 of chapter 4 of the Universal Registration Document 2023 (on page 267), incorporated herein by reference.

ITEM 8. FINANCIAL INFORMATION

The following information from the Universal Registration Document 2023 is incorporated herein by reference:

-	legal and arbitration proceedings (point 3.5 of chapter 3, on page 152);
-	dividend policy and other related information (point 6.2 of chapter 6, starting on page 395);
-	supplemental oil and gas information (points 9.1 and 9.2 of chapter 9, starting on page 536);
-	report on payments made to governments (point 9.3 of chapter 9, starting on page 553); and
-	reporting of payments to governments for purchases of oil, gas and minerals (EITI reporting) (point 9.4 of chapter 9, starting on page 584).

The Consolidated Financial Statements and Notes thereto are included in pages F-9 et seq. attached hereto.

Form 20-F 2023 TotalEnergies	25

Except for certain events mentioned in “Item 5. Operating and financial review and prospects ” and point 3.5 of chapter 3 (on page 152) of the Universal Registration Document 2023, incorporated herein by reference and Note 17 to the Consolidated Financial Statements (on page F-87), no significant changes to TotalEnergies’ financial or commercial situation have occurred since the date of the Consolidated Financial Statements.

Refer to “Item 18. Financial statements” for the reports of the statutory auditors.

ITEM 9. THE OFFER AND LISTING

9.1       Markets

The main trading markets for the TotalEnergies shares are the following: Euronext Paris (France) and the New York Stock Exchange (“NYSE”, United States). The shares are also listed on Euronext Brussels (Belgium) and the London Stock Exchange (United Kingdom).

9.2       Offer and listing details

Provided below is certain information on trading on Euronext Paris and the NYSE. For additional information on listing details and share performance, refer to point 6.1 in chapter 6 of the Universal Registration Document 2023 (starting on page 392), incorporated herein by reference.

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

9.2.2    Trading on the New York Stock Exchange

American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) have been listed on the NYSE since October 25, 1991. JPMORGAN CHASE BANK, N.A. serves as depositary with respect to the ADSs evidenced by ADRs traded on the NYSE. One ADS corresponds to one TotalEnergies share.

The NYSE ticker symbol for TotalEnergies SE is TTE.

ITEM 10. ADDITIONAL INFORMATION

10.1       Share capital

The following information from the Universal Registration Document 2023 is incorporated herein by reference:

-	information concerning the share capital (point 7.1 of chapter 7, starting on page 408);
-

the use of delegations of authority and power granted to the Board of Directors with respect to share capital increases and authorization for share cancellation (point 4.4.2 of chapter 4, starting on page 268);

-	information on share buybacks (point 6.3 of chapter 6, starting on page 398); and
-	factors likely to have an impact in the event of a public takeover or exchange offer (point 4.4.4 of chapter 4, starting on page 270).

10.2       Memorandum and articles of association

The following information from the Universal Registration Document 2023 is incorporated herein by reference:

-	information concerning the articles of incorporation and bylaws, and other information (point 7.2 of chapter 7, starting on page 409); and
-	participation of shareholders at shareholders’ meetings (point 4.4.3 of chapter 4, on page 269).

10.3       Material contracts

There have been no material contracts (not entered into in the ordinary course of business) entered into by members of TotalEnergies since March 29, 2022.

10.4       Exchange controls

Under current French exchange control regulations, no limits exist on the amount of payments that TotalEnergies may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

Form 20-F 2023 TotalEnergies	26

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

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the shares and ADSs and is not intended to substitute competent professional advice. Individual situations of holders of shares and ADSs may vary from the description made below. The following summary does not address the French tax treatment applicable to dividends paid in certain so-called “Non Cooperative Countries and Territories” (“NCCT”) within the meaning of Article 238-0 A of the French Code général des impôts (“French Tax Code”) (i.e., States other than the ones mentioned in Article 238-0 A 2 bis 2° of the same code) as such provision or list may be amended from time to time or replaced by any other provision or list having a similar purpose. It does not apply to dividends paid to persons established or domiciled in such a NCCT, or paid to a bank account opened in a financial institution located in such a NCCT, nor does it apply to capital gains realized by persons established or domiciled in such a NCCT. Furthermore, the following summary does not address the tax treatment applicable to temporary transfers and other similar transactions which could, under certain conditions, fall within the scope of the anti-abuse measure set forth in Article 119 bis A of the French Tax Code.

Form 20-F 2023 TotalEnergies	27

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

Dividends paid to non-residents of France who are U.S. Holders are in principle subject to a French withholding tax regardless of whether they are paid in cash, in shares or a mix of both. The French withholding tax is levied (i) at a rate of 12.8% for dividends paid to U.S. Holders who are individuals and (ii) at a rate of 25% for dividends paid to U.S. Holders that are legal entities (the “Legal Entities U.S. Holders”) subject to more favorable provisions of the Treaty as described below and certain more favorable French domestic law provisions.

The withholding tax is in principle levied on the gross amount of dividends. However, Article 235 quinquies of the French tax code allows, under certain conditions, for non-residents legal entities to compute the withholding tax on a net basis and to recover the excess of the tax initially withheld on a gross amount.

Under the Treaty, a U.S. Holder is generally entitled to a reduced rate of French withholding tax of 15% with respect to dividends, provided that certain requirements are satisfied. This reduced rate is, in practice, only of interest to Legal Entities U.S. Holders subject to the withholding tax at a rate of 25%.

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

Under the “simplified procedure”, U.S. Holders may claim the immediate application of withholding tax at the rate of 15% on the dividends to be received by them, provided that:

(i)

they furnish to the U.S. financial institution managing their securities account a certificate of residence conforming with form No. 5000 FR. The immediate application of the 15% withholding tax will be available only if the certificate of residence is sent to the U.S. financial institution managing their securities account no later than the dividend payment date. Furthermore, each financial institution managing the U.S. Holders’ securities account must also send to the French paying agent the figure of the total amount of dividends to be received which are eligible to the reduced withholding tax rate before the dividend payment date; and

(ii)

the U.S. financial institution managing the U.S. Holders’ securities account provides the French paying agent with a list of the eligible U.S. Holders and other pieces of information set forth in the Administrative Guidelines. Furthermore, the financial institution managing the U.S. Holders’ securities account should certify that the U.S. Holder is, to the best of its knowledge, a United States resident within the meaning of the Treaty. These documents must be sent to the French paying agent after the dividend payment date and within a time frame that will allow the French paying agent to file them no later than the end of the third month computed as from the end of the month of the dividend payment date.

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

Form 20-F 2023 TotalEnergies	28

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

Pursuant to Article 235 ter ZD of the French tax code, a financial transaction tax applies, under certain conditions, to the acquisition of shares of publicly traded companies registered in France having a market capitalization over €1 billion on December 1 of the year preceding the acquisition. A list of the companies within the scope of the financial transaction tax for 2024 is published in the Administrative guidelines Bulletin Officiel des Finances Publiques, BOI-ANNX-000467-20/12/2023. TotalEnergies is included in this list, although it cannot be excluded that this list might be amended in the future. The tax also applies to the acquisition of ADRs evidencing ADSs. The financial transaction tax is due at a rate of 0.3% on the price paid to acquire the shares. The person or entity liable for the tax is generally the provider of investment services defined in Article L. 321-1 of the French Monetary and Financial Code (prestataire de services d’investissement). Investment service providers providing equivalent services outside France are subject to the tax under the same terms and conditions. Taxable transactions are broadly construed but several exceptions may apply. In general, non-income taxes, such as this financial transaction tax, paid by a U.S. Holder are not eligible for a foreign tax credit for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors as to the tax consequences and creditability of such financial transaction tax.

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

Form 20-F 2023 TotalEnergies	29

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

10.6    Dividends and paying agents

The information set forth in points 6.2.2 and 6.2.3 of chapter 6 of the Universal Registration Document 2023 (starting on page 395) is incorporated herein by reference.

10.7    Documents on display

TotalEnergies files annual, periodic and other reports and information with the SEC. All of its SEC filings made after December 31, 2001 are available to the public at the SEC website at www.sec.gov and from certain commercial document retrieval services.

ITEM 10J. ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to Notes 15.3 (“Financial risks management”) (starting on page F-79) and 16.2 (“Oil, Gas and Power markets related risks management”) (on page F-87) to the Consolidated Financial Statements, for a qualitative and quantitative discussion of TotalEnergies’ exposure to market risks. Please also refer to Notes 15.2 (“Fair value of financial instruments (excluding commodity contracts)”) (starting on page F-74) and 16 (“Financial instruments related to commodity contracts”) (starting on page F-84) to the Consolidated Financial Statements, for details of the different derivatives owned by TotalEnergies in these markets.

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

Form 20-F 2023 TotalEnergies	30

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.1    ADRs fees and charges

JPMORGAN CHASE BANK, N.A., as depositary for the TotalEnergies ADR program, collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. A copy of the depositary agreement is attached as Exhibit (a) to the registration statement on Form F 6 (Reg. No. 333-199737) filed with the SEC on October 31, 2014 as amended on July 30, 2021.

Investors must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

-

Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property, stocks splits or mergers

-

Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed to the investor had been shares and the shares had been deposited for issuance of ADSs	- Distribution, by the depositary, of deposited securities to ADS registered holders
Registration or transfer fees	- Transfer and registration of shares on TotalEnergies’ share register to or from the name of the depositary or its agent when the investor deposits or withdraws shares
Expenses of the depositary	- Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) - Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	- As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	- As necessary

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

In the year ended December 31, 2023, the ADR depositary paid aggregate fees to TotalEnergies SE in an amount of $13.7 million.

For additional information on TotalEnergies SE shares and the ADRs, please refer to Exhibit 2.2 “Description of securities registered under Section 12 of the Exchange Act”.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

15.1    Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of TotalEnergies’ management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness, as of the end of the period covered by this Annual Report, of the design and operation of TotalEnergies’ disclosure controls and procedures, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, summarized and reported within specified time periods. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

15.2    Management’s annual report on internal control over financial reporting

TotalEnergies’ management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, the effectiveness of an internal control system may change over time.

Form 20-F 2023 TotalEnergies	31

TotalEnergies’ management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, TotalEnergies’ management concluded that its internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of internal control over financial reporting as of December 31, 2023, was audited by ERNST & YOUNG Audit and PricewaterhouseCoopers Audit, independent registered public accounting firms, as stated in their report included starting on page F-2 attached hereto.

15.3    Changes in internal control over financial reporting

There were no changes in TotalEnergies’ internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or that were reasonably likely to materially affect, TotalEnergies’ internal control over financial reporting.

15.4    Internal control and risk management procedures

For additional information, refer to points 3.3 and 3.6 of chapter 3 of the Universal Registration Document 2023 (starting on pages 144 and 153, respectively), incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mrs. Lise Croteau is the Audit Committee financial expert. She is an independent member of the Board of Directors in accordance with the NYSE listing standards applicable to TotalEnergies.

ITEM 16B. CODE OF ETHICS

At its meeting on October 27, 2016, the Board of Directors adopted a revised code of ethics that applies to its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and the financial and accounting officers for its principal activities. A copy of this code of ethics is included as an exhibit to this Annual Report. TotalEnergies will promptly disclose to its shareholders, if required by applicable laws or stock exchange requirements, any amendments to or waivers from the code of ethics applicable to its directors or officers by posting such information on TotalEnergies’ website. The Company has elected to comply with home country practice and disclose any waivers to its code of ethics in its Annual Report on Form 20-F instead of disclosing such waivers to shareholders within four business days pursuant to the NYSE rules. No waivers were given during 2023.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.1    Fees for accountants’ services

The information set forth in point 4.4.5.2 of chapter 4 of the Universal Registration Document 2023 (on page 273) is incorporated herein by reference.

16C.2    Audit Committee pre-approval policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved and that are not prohibited by regulatory or other professional requirements. This policy provides for both pre-approval of certain types of services through the use of an annual budget approved by the Audit Committee for these types of services and special pre-approval of services by the Audit Committee on a case-by-case basis. The Audit Committee reviews on an annual basis the services provided by the statutory auditors. During 2023, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

16C.3    Auditor’s term of office

French law provides that the statutory and alternate auditors are appointed for renewable 6 fiscal-year terms. The terms of office of the statutory auditors and of the alternate auditors will expire at the end of the Shareholders’ Meeting to be convened in 2028 to approve the financial statements for fiscal year 2027. The information set forth in point 4.4.5.1 of chapter 4 of the Universal Registration Document 2023 (on page 271) is incorporated herein by reference.

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

Form 20-F 2023 TotalEnergies	32

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of Shares (or	Maximum Number of
			Units) Purchased, as part	Shares (or Units) that may
	Total Number of Shares	Average Price Paid per	of Publicly Announced	yet be purchased under the
Period (in 2023)	(or Units) Purchased	Share (or Units) ($)(i)	Plans or Programs(ii)	Plans or Programs(iii)
January	13,875,072	63.29	13,875,072	110,850,539
February	9,876,681	62.28	9,876,681	216,956,193
March	10,091,105	59.77	10,091,105	213,311,322
April	8,870,771	63.60	8,870,771	204,440,989
May	13,454,853	60.94	13,454,853	191,000,370
June	10,479,370	58.33	10,479,370	181,321,415
July	10,256,566	58.33	10,256,566	171,066,609
August	12,320,347	61.47	12,320,347	158,746,452
September	11,287,018	65.19	11,287,018	224,870,764
October	13,478,930	65.79	13,478,930	211,391,834
November	19,246,147	67.30	19,246,147	192,145,687
December	11,463,717	67.41	11,463,717	180,681,970

(i)   Based on the daily European Central Bank exchange rate of each transaction.

(ii)  The Annual Shareholders’ Meeting of May 26, 2023, cancelled and superseded the previous resolution (for any unused portion) from the Annual Shareholders’ Meeting of May 25, 2022, authorizing the Board of Directors to trade in the Company’s own shares on the market for a period of 18 months within the framework of the stock purchase program. The maximum number of shares that may be purchased by virtue of this authorization or under the previous authorization may not exceed 10% of the total number of shares constituting the share capital, this amount being periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares held by the Company, either directly or indirectly through its subsidiaries, exceed 10% of the share capital. This authorization will be renewed subject to the approval of the Annual Shareholders’ Meeting of May 24, 2024.

(iii)  Based on 10% of the Company’s share capital, and after deducting the shares held by the Company for cancellation and the shares held by the Company to cover the share subscription or purchase option plans and the performance share plans for Company employees.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants of the Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 24, 2023. In addition, there have been no disagreements of the type required to be disclosed by Item 16F(b).

ITEM 16G. CORPORATE GOVERNANCE

This section presents a summary of significant differences between French corporate governance practices and the NYSE corporate governance standards, as required by section 303A.11 of the NYSE Listed Company Manual.

16G.1    Overview

The following paragraphs provide a brief, general summary of significant ways in which the corporate governance practices of TotalEnergies differ from those required by the listing standards of the NYSE for U.S. companies that have common stock listed on the NYSE. While TotalEnergies’ management believes that the Company’s corporate governance practices are similar in many respects to those of U.S. domestic NYSE listed companies and provide investors with protections that are comparable in many respects to those established by the NYSE Listed Company Manual, certain significant differences are described below.

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

The AFEP-MEDEF Code includes, among other things, recommendations relating to the role and operation of the board of directors (creation, composition and evaluation of the board of directors and the audit, compensation and nominations committees) and the independence criteria for board members. Articles L. 820-1 et seq. of the French Commercial Code authorize statutory auditors to provide certain non-audit services if in compliance with provisions of the French Commercial Code, the European legislation and the Code of ethics of the auditors. It also defines certain criteria for the independence of statutory auditors. In France, the independence of statutory auditors is also monitored by an independent body, the High Council for statutory auditors (Haut Conseil du Commissariat aux Comptes).

For an overview of certain of TotalEnergies’ corporate governance policies, refer to points 4.1 and 4.2 of chapter 4 of the Universal Registration Document 2023 (starting on page 190), incorporated herein by reference.

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

Form 20-F 2023 TotalEnergies	33

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

For an overview of TotalEnergies SE’s Board of Directors’ assessment of the independence of its members, including a description of the Board of Directors’ independence criteria, refer to point 4.1.1.4 of chapter 4 of the Universal Registration Document 2023 (starting on page 209), incorporated herein by reference.

16G.3    Representation of women on corporate boards

The French Commercial Code provides for legally binding quotas to balance gender representation on boards of directors of French listed companies, requiring that each gender represents at least 40%. Directors representing the employees and directors representing the employee shareholders are not taken into account in calculating this percentage. When the board of directors consists of a maximum of eight members, the difference between the number of directors of each gender should not be higher than two. Any appointment of a director made in violation of these rules will be declared null and void and payment of the directors’ compensation will be suspended until the board composition is compliant with the required quota (the suspension of the directors’ compensation will also be disclosed in the management report). However, if a director whose appointment is null and void takes part in decisions of the board of directors, such decisions are not declared automatically null and void by virtue thereof. As of March 13, 2024, TotalEnergies SE’s Board of Directors consisted of eight male members and six female members. Excluding the directors representing employees and the director representing employee shareholders in accordance with French law, the proportion of women on the Board of Directors was 45.5%.

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

The AFEP-MEDEF Code recommends, however, that the board of directors sets up, in addition to the audit committee required by French law, a nominations committee, a compensation committee and a corporate social responsibility (CSR) committee. The AFEP-MEDEF Code also recommends that at least two-thirds of the audit committee members and a majority of the members of each of the compensation committee and the nominations committee be independent directors. It is recommended that the chairman of the compensation committee be independent and that one of its members be an employee director. None of those three committees should include any Executive Officer8.

TotalEnergies SE has established an Audit Committee, a Governance and Ethics Committee, a Compensation Committee and a Strategy & CSR Committee. As of March 13, 2024, the composition of these Committees was as follows:

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

For a description of the independence assessment of each member of the Board of Directors, see point 4.1.1.4 of chapter 4 of the Universal Registration Document 2023 (starting on page 209), incorporated herein by reference. For a description of the scope of each Committee’s activity, see point 4.1.2.3 of chapter 4 of the Universal Registration Document 2023 (starting on page 222), incorporated herein by reference.

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

8 As defined by the AFEP-MEDEF Code, Executive Officers “include the Chairman and Chief Executive Officer, the Deputy chief executive officer(s) of public limited companies with a Board of Directors, the Chairman and members of the Management Board in public limited companies having a Management Board and Supervisory Board and the statutory managers of partnerships limited by shares”.

Form 20-F 2023 TotalEnergies	34

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

The duties of TotalEnergies SE’s Audit Committee, in line with French law and the AFEP-MEDEF Code, are described in point 4.1.2.3 of chapter 4 of the Universal Registration Document 2023 (starting on page 222), incorporated herein by reference. The Audit Committee regularly reports to the Board of Directors on the fulfillment of its tasks, the results of the financial statements certification process and the contribution of such process to guaranteeing the financial information’s integrity.

One structural difference between the legal status of the audit committee of a U.S.-listed company and that of a French-listed company concerns the degree of the committee’s involvement in managing the relationship between the company and the auditors. French law requires French companies that publish consolidated financial statements, such as TotalEnergies SE, to have two co-statutory auditors, while the NYSE listing standards require that the audit committee of a U.S.-listed company to have direct responsibility for the appointment, compensation, retention and oversight of the work of the auditor. French law provides that the election of the co-statutory auditors is the sole responsibility of the shareholders duly convened at a shareholders’ meeting. In making their decision, the shareholders may rely on proposals submitted to them by the board of directors based on recommendations from the audit committee. The shareholders elect the statutory auditors for an audit period of six financial years. The statutory auditors may only be revoked by a court order and only on grounds of professional negligence or incapacity to perform their mission.

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

In December 2023, the Lead Independent Director held a meeting of the independent directors. He subsequently presented a summary of this meeting to the Board of Directors.

Thus, the Board of Directors’ practice is in line with the recommendation made in the AFEP-MEDEF Code.

16G.6    Shareholder approval of compensation

Pursuant to the provisions of the French Commercial Code, as amended, the compensation of the chairman of the board of directors, the members of the board of directors, the chief executive officer and, as the case may be, the deputy chief executive officer(s) in French listed companies shall each year be submitted to the approval of their shareholders. Articles L. 22-10-8 and L. 22-10-34 of the French Commercial Code provide, respectively, for an ex ante vote and two ex post votes:

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

French law requires neither the adoption of such guidelines nor the provision of such certification. The AFEP-MEDEF Code recommends, however, that the board of directors of a French-listed company review its operation annually and perform a formal evaluation at least once every three years, under the leadership of the appointments or nominations committee or an independent director, assisted by an external consultant. TotalEnergies SE’s Board of Directors’ most recent formal self-evaluation took place in late 2023. The AFEP-MEDEF Code also recommends that shareholders be informed of these evaluations each year in the annual report. In addition, Article L. 225-37 of the French Commercial Code requires the board of directors to present to the shareholders a corporate governance report appended to the management report, notably describing the composition of the board and the balanced representation of men and women on the board, the preparation and organization of the board’s work, the offices and positions of each TotalEnergies SE executive officer and the compensation attributable and received by each such officer as well as the compensation attributable and received by the members of the board of directors. The AFEP-MEDEF Code also includes ethical rules concerning which directors are expected to comply.

Form 20-F 2023 TotalEnergies	35

16G.8    Code of business conduct and ethics

The NYSE listing standards require each U.S.-listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. Under Article 17 of Law n° 2016/1691 of December 9, 2016, top management (such as the chairman of the board or chief executive officer) of large French companies is required to adopt a code of conduct proscribing the different types of behavior being likely to characterize acts of corruption, bribery or influence peddling. This code must be included in the rules of procedure of the company and be submitted to employee representatives. Under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including TotalEnergies SE, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officers and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For a description of the code of ethics adopted by TotalEnergies, refer to point 3.3.2 of chapter 3 of the Universal Registration Document 2023 (starting on page 144), incorporated herein by reference, and “Item 16B. Code of ethics”.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy:

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and assess our program based on the National Institute of Standards and Technology’s Cybersecurity Framework (NIST CSF), the specific oversight of the national agency of cyber security (Agence nationale de la sécurité des systèmes d'information - ANSSI) in France for specific perimeters, and ISO 27001 for Information Security Management Systems (ISMS). This does not imply that we meet any particular technical specifications or requirements at all times but that the aforementioned frameworks help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include, but are not limited to the following:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
●	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
●	cybersecurity awareness training of our employees, incident response personnel, and senior management;
●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
●	a third-party risk management process for key service providers, suppliers, and vendors who access critical systems and data based on risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition (see point 3.1.3 of chapter 3 of the Universal Registration Document 2023 (starting on page 135)).

Cybersecurity Governance:

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (Committee) oversight of cybersecurity and other information technology risks. The Committee oversees management’s implementation of our cybersecurity risk management program. Cybersecurity issues are the subject of a strong commitment by the General Management, which is reflected in a structured governance to address the risks related to external threats.

The Committee receives a report annually from management on our cybersecurity activity, including our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any significant cybersecurity incidents. The TotalEnergies Cybersecurity & Risk Management Division periodically submits a cybersecurity strategy and roadmap for the Company's corporate and industrial information systems to the Committee for approval. The TotalEnergies Information Systems Division develops and disseminates governance and security rules describing items such as the infrastructure, organizational structure, and new or revised operating methods that are recommended. These rules are designed to be implemented across the Company by the various business segments.

The Committee periodically reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from the Committee on our cyber risk management program.

Our management team, including the Chief Security Officer (CSO), the Chief Information Officer (CIO), the C-CISO, and the Branch - Chief Information Security Officers (B-CISOs), are responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes the following:

●	The Company CSO was a former French general of the National Gendarmerie, who previously served as the head of the Groupe d'intervention de la Gendarmerie nationale (GIGN) directing anti-terrorist operations.
●	The CIO has more than 19 years of experience at TotalEnergies.
●	The C-CISO is the former head of EUROPOL (11 years), a former colonel of the French Gendarmerie, and head of the National Criminal Intelligence Service.

Form 20-F 2023 TotalEnergies	36

Our management team is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public, or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and Notes thereto are included in pages F-9 et seq. attached hereto.

The reports of the statutory auditors, ERNST & YOUNG Audit and PricewaterhouseCoopers Audit, are included in pages F-2 to F-8 attached hereto.

Form 20-F 2023 TotalEnergies	37

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report:

1	Articles of Associations (Statuts) of TotalEnergies SE (as amended through February 12, 2024).

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

2.2	Description of TotalEnergies securities registered under section 12 of the Exchange Act.

8	List of Subsidiaries (see Note 18 to the Consolidated Financial Statements, starting on page F-88).

11	Code of Ethics (incorporated by reference to exhibit 11 of TotalEnergies’ annual report on Form 20-F for the year ended December 31, 2016, filed on March 17, 2017).

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1*	Certification of Chief Executive Officer.

13.2*	Certification of Chief Financial Officer.

15.1	Excerpt of the pages and sections of the Universal Registration Document 2023 incorporated herein by reference.

15.2	Consent of ERNST & YOUNG Audit and of PricewaterhouseCoopers Audit.

15.3	Consent of ERNST & YOUNG Audit and of KPMG Audit, a division of KPMG S.A.

97	Clawback Policy

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and included in Exhibit 101).

* Furnished herewith.

Form 20-F 2023 TotalEnergies	38

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TotalEnergies SE
By: /s/ PATRICK POUYANNÉ
	Name:	Patrick Pouyanné
	Title:	Chairman and Chief Executive Officer
Date: March 29, 2024

Form 20-F 2023 TotalEnergies	39

Form 20-F 2023 TotalEnergies	F-1

PricewaterhouseCoopers Audit	ERNST & YOUNG Audit
63, rue de Villiers 92208 Neuilly-sur-Seine S.A.S. au capital de € 2 510 460 672 006 483 R.C.S. Nanterre	Tour First TSA 14444 92037 Paris-La Défense cedex S.A.S. à capital variable 344 366 315 R.C.S. Nanterre
Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre	Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre

TotalEnergies SE

Report of Independent Registered Public Accounting Firms on Internal Control Over Financial Reporting

To the Shareholders and the Board of Directors,

Opinion on Internal Control Over Financial Reporting

We have audited TotalEnergies SE and its subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated March 28, 2024 expressed an unqualified opinion thereon.

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

F-2	TotalEnergies Form 20-F 2023

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

Neuilly-sur-Seine and Paris-La Défense, France, March 28, 2024

/s/ PricewaterhouseCoopers Audit	/s/ ERNST & YOUNG Audit

Form 20-F 2023 TotalEnergies	F-3

PricewaterhouseCoopers Audit	ERNST & YOUNG Audit
63, rue de Villiers 92208 Neuilly-sur-Seine cedex France SAS au capital de € 2 510 460 672 006 483 R.C.S. Nanterre	Tour First TSA 14444 92037 Paris-La Défense cedex France SAS à capital variable 344 366 315 R.C.S Nanterre
Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre	Commissaire aux comptes Membre de la compagnie régionale de Versailles et du Centre

TotalEnergies SE

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements

To the Shareholders and the Board of Directors,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of TotalEnergies SE and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Evaluation of the impairment of non-current assets used in exploration and production activities in the Exploration and Production (E&P) and the Integrated LNG (iLNG) segments

Description of the Matter

As stated in Notes 7.1 “Intangible assets”, 7.2 “Property, plant and equipment” and 8.1 “Equity affiliates: investments and loans" to the consolidated financial statements as at December 31, 2023, the non-current assets used in exploration and production activities in the E&P and iLNG segments are mainly comprised of proved mineral interests (M$ 8,009 - net amount), unproved mineral interests (M$ 12,352 – net amount), proved properties (M$ 57,879 – net amount), work in progress (M$ 23,286 - net amount) and a portion of the M$ 30,457 value of investments and loans in equity affiliates. The principles applied in determining the recoverable amounts of these assets are described in Notes 7.1, 7.2, 3.C “Asset impairment” and “Major judgments and accounting estimates” to the consolidated financial statements.

F-4	TotalEnergies Form 20-F 2023

The recoverable amount of these assets is tested for impairment as soon as any indication for impairment exists, these tests being carried out at the level of the related cash-generating units (CGUs), that include the hydrocarbon sites and industrial assets enabling the production, processing and extraction of hydrocarbons. The value in use of a CGU is determined by reference to the discounted expected future cash flows of these assets, based upon Management’s expectation of future economic and operating conditions. The main assumptions considered by the Company in assessing the value in use include hydrocarbon prices scenarios, future CO2 price, operating costs, estimates of hydrocarbon reserves and discount rate.

As described in the Notes "Major judgments and accounting estimates" and 3.C to the consolidated financial statements, the Company retains an oil price trajectory that converges in the long term towards the price retained in 2050 by the International Energy Agency (IEA) Net Zero Emissions (NZE) scenario, i.e. $25.52023/b. The prices retained for gas, stabilize by 2027 and until 2040 at lower levels than the current prices, and then converge towards the IEA's NZE scenario prices in 2050. The determination of value in use takes also into account the impact of the assets CO2 emissions. Future scope 1 and 2 emissions over the life of the assets are valued at $100/t or the applicable price in a country if higher. Beyond 2029, the CO2 price is inflated by 2% per year.

Finally, as described in Notes 7.1, 7.2 and "Major judgments and accounting estimates" to the consolidated financial statements, exploration costs capitalized in unproved mineral interests or in work in progress are subject to specific impairment tests to ensure that the exploratory wells have found a sufficient quantity of hydrocarbons and sufficient progress is made in the assessment of the reserves and the economic and operating viability of the project.

Impairments of non-current assets of exploration and production activities in the E&P and iLNG segments for 2023 amounted to M$ 1,005 in net income (TotalEnergies share).

As described in the "Major judgments and accounting estimates - Russian-Ukrainian conflict" note to the consolidated financial statements, Russian assets were fully impaired in 2022, with the exception of the shares held in Yamal LNG. An impairment test of the investment in Yamal LNG was carried out, which confirmed the absence of impairment to be recorded as at December 31, 2023.

Depending on the developments of the Russian-Ukrainian conflict and the measures that the European and American authorities may take, the activities of TotalEnergies in Russia, in particular those relating to the Yamal LNG asset, could be impacted in the future.

In order to assess the resilience of the portfolio to different parameters, sensitivity analyses to several assumptions were carried out by Management, including a 10% and 20% decrease in the hydrocarbon prices over the duration of the price scenario, as well as considering a CO2 price of $200/t, inflated by 2% per year beyond 2029.

We considered the evaluation of the impairment of non-current assets used in exploration and production activities in the E&P and iLNG segments to be a critical audit matter as evaluating the Company’s assumptions described above involves a high degree of judgment, notably forecasts relating to future events.

Form 20-F 2023 TotalEnergies	F-5

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of certain controls implemented by the Company to address the risk of material misstatement relating to the evaluation of the impairment of non-current assets used in exploration and production activities in the E&P and iLNG segments. Our work included testing control activities linked to the identification of triggering events and the assessment of key assumptions by Management supporting the recoverable value of the assets tested.

The procedures we performed consisted mainly in assessing whether an indication of impairment exists for these assets, such as the Russian-Ukrainian conflict, a significant decline in production, the enactment of a new tax law, the impact of new assumptions on hydrocarbon prices or CO2 price, in connection with the Company’s ambition to achieve carbon neutrality by 2050 together with society.

For the impairment tests:

- we confronted the hydrocarbon price scenarios applied by the Company, prepared within the Strategy & Markets Division, with publicly available industry information (from the IEA, brokers and consultants as applicable), in particular the price scenarios relating to the Announced Pledges Scenario (APS) and NZE, considered by the IEA to be compatible with the objective of the Paris Agreement to limit the temperature increase to “well below 2°C”;

- we analyzed the CO2 price assumptions included in the future cash flows, notably by comparing them with current market data and publicly available industry information (in particular IEA);

- we assessed the consistency of the production end-dates used in the future cash flows with those included in the contracts for license expiration;

- we compared the main assumptions (hydrocarbon prices, future CO2 price, operating costs, hydrocarbon reserves estimates, discount rates and expected future dividends) to those included in the analyses, budget and long-term plan approved by the Executive Committee and the Board of Directors;

- we assessed the consistency of the assumptions on operating costs by calculating cost-to-production ratios and comparing them year over year;

- we compared production profiles to the proved and probable hydrocarbon reserves produced as part of the Company’s internal procedures;

- with the assistance of our valuation specialists, we re-performed the calculation of the discount rate used by management and confronted it to the rates calculated by market analysts;

- we assessed the consistency of the tax rates used with the applicable tax schemes and oil agreements in place;

- we assessed the information disclosed in Note 3.C “Asset impairment” to the consolidated financial statements, including the sensitivity analysis of net income to the oil and gas prices and CO2 price.

For exploration costs capitalized as unproved mineral interests or work in progress, we inspected the documentation supporting sufficient quantity of hydrocarbons (as further described in our critical audit matter below) or that sufficient progress is made in the assessment of the reserves and the economic and operating viability of the project.

Finally, for Russian assets, we assessed the consolidation methods applied as at December 31, 2023 by the Company for its investments in Novatek, Yamal LNG and Arctic LNG 2, and related value in a particular and evolving context, notably given sanctions.

F-6	TotalEnergies Form 20-F 2023

Effect of estimated proved and proved developed hydrocarbon reserves on the depreciation of the oil and gas assets used in production activities in the Exploration & Production (E&P) and integrated LNG (iLNG) segments

Description of the Matter

As discussed in the “Estimation of hydrocarbon reserves” paragraph of the “Major judgments and accounting estimates” Note to the consolidated financial statements, the estimation of proved and proved developed hydrocarbon reserves is a key factor in the Successful Efforts method used to account for the Company’s oil and gas activities. Notes 7.1 “Intangible Assets” and 7.2 “Property, Plant and Equipment” to the consolidated financial statements outline that under this method oil and gas assets are depreciated using the unit-of-production method based on either proved hydrocarbon reserves or proved developed hydrocarbon reserves. Those reserves are estimated by the Company’s petroleum engineers in accordance with industry practice and Securities and Exchange Commission (SEC) regulations.

The main assumptions used by the Company to estimate the proved and proved developed hydrocarbon reserves in order to calculate the depreciation of the oil and gas assets used in production activities in the E&P and iLNG segments for the year ended December 31, 2023, include the following: geoscience and engineering data used to determine deposit quantities, the contractual arrangements that determine the Company’s share of the reserves and hydrocarbon prices.

We considered the effect of estimated proved and proved developed hydrocarbon reserves on the depreciation of oil and gas assets used in production activities in the E&P and iLNG segments to be a critical audit matter as Management’s assessment of the Company’s assumptions used involves a high degree of judgment due to their uncertain nature.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of certain controls, implemented by the Company, to address the risk of material misstatement relating to the depreciation of oil and gas assets used in production activities in the E&P and iLNG segments, depending on proved and proved developed hydrocarbon reserves. Our work included testing certain controls on the determination and evaluation of deposit quantities and the modeling of the contractual arrangements that determine the Company’s share of proved and proved developed hydrocarbon reserves.

The procedures we performed on the estimation of the reserves by the Company consisted mainly in:

- assessing the qualifications and experience of the Company’s petroleum engineers responsible for estimating reserves;

- analyzing the main changes in proved and proved developed hydrocarbon reserves compared to the previous year;

- comparing previously forecasted production to actual 2023 production;

- inspecting evidence from contractual arrangements that determine the Company’s share of proved and proved developed hydrocarbon reserves until the term of the contracts and evaluating, where appropriate, the reasons leading the Company to believe that the renewal of the contractual arrangements is reasonably certain;

- assessing the consistency of the end of production dates used to calculate depreciation with those provided for in the contracts concerning license expiration and in the cash flow forecasts used for the impairment tests;

- assessing the absence of significant residual proved and proved developed hydrocarbon reserves to be produced after 2040 on the basis of the current portfolio of oil and gas assets;

- assessing the methodology applied by the Company to estimate these proved and proved developed hydrocarbon reserves, in light of SEC regulations and the 12-month average price for 2023.

Neuilly-sur-Seine and Paris-La Défense, France, March 28, 2024

/s/ PricewaterhouseCoopers Audit	/s/ ERNST & YOUNG Audit

We have served as the Company’s auditor since 2022.	We have served as the Company’s auditor since 2004.

Form 20-F 2023 TotalEnergies	F-7

TotalEnergies SE

Report of Independent Registered Public Accounting Firms on the Consolidated Financial Statements

To the Shareholders and the Board of Directors,

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively reflect the change in segment composition, and present the details of the adjustment items to net operating income, as described in Note 3, the accompanying consolidated balance sheet of TotalEnergies SE and its subsidiaries (the “Company”) as of December 31, 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “ consolidated financial statements”). The 2021 consolidated financial statements before the effects of the adjustments to retrospectively reflect the change in segment composition, and present the details of the adjustment items to net operating income, as described in Note 3 are not presented herein.

In our opinion, the 2021 consolidated financial statements, before the effects of the adjustments to retrospectively reflect the change in segment composition, and present the details of the adjustment items to net operating income, as described in Note 3, present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Audit was not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the change in segment composition, and present the details of the adjustment items to net operating income, as described in Note 3, and, accordingly, KPMG Audit does not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Ernst & Young Audit in 2023.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are public accounting firms registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG Audit A division of KPMG S.A.	ERNST & YOUNG Audit
Represented by

/s/ Jacques-François, Georges, Marie Lethu	/s/ ERNST & YOUNG Audit
Jacques-François, Georges, Marie Lethu Partner

/s/ Eric, Valéry, Jean-Yves Jacquet
Eric, Valéry, Jean-Yves Jacquet Partner

We or our predecessor firms have served as the Company’s auditor from 1996 to 2022. Paris-La Défense, France March 16, 2022	We have served as the Company’s auditor since 2004. Paris-La Défense, France, March 16, 2022, except for Note 3, as to which the date is March 28, 2024

F-8	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Consolidated statement of income

Consolidated statement of income

TotalEnergies

For the year ended December 31, (M$)(a)		2023	2022	2021
Sales	(Notes 3, 4, 5)	237,128	280,999	205,863
Excise taxes	(Notes 3 & 5)	(18,183)	(17,689)	(21,229)
Revenues from sales	(Notes 3 & 5)	218,945	263,310	184,634
Purchases, net of inventory variation	(Note 5)	(143,041)	(169,448)	(118,622)
Other operating expenses	(Note 5)	(30,419)	(29,789)	(26,894)
Exploration costs	(Note 5)	(573)	(1,299)	(740)
Depreciation, depletion and impairment of tangible assets and mineral interests	(Note 5)	(12,762)	(12,221)	(13,556)
Other income	(Note 6)	3,677	2,849	1,312
Other expense	(Note 6)	(2,396)	(7,344)	(2,317)
Financial interest on debt		(2,820)	(2,386)	(1,904)
Financial income and expense from cash & cash equivalents		1,801	1,143	379
Cost of net debt	(Note 15)	(1,019)	(1,243)	(1,525)
Other financial income	(Note 6)	1,285	896	762
Other financial expense	(Note 6)	(731)	(533)	(539)
Net income (loss) from equity affiliates	(Note 8)	1,845	(1,892)	3,438
Income taxes	(Note 11)	(13,301)	(22,242)	(9,587)
CONSOLIDATED NET INCOME		21,510	21,044	16,366
TotalEnergies share		21,384	20,526	16,032
Non-controlling interests		126	518	334
Earnings per share ($)		8.72	7.91	5.95
Fully-diluted earnings per share ($)		8.67	7.85	5.92

(a)	Except for per share amounts.

Form 20-F 2023 TotalEnergies	F-9

Consolidated Financial Statements
Consolidated statement of comprehensive income

Consolidated statement of comprehensive income

TotalEnergies

For the year ended December 31, (M$)		2023	2022	2021
Consolidated net income		21,510	21,044	16,366
Other comprehensive income
Actuarial gains and losses	(Note 10)	(114)	574	1,035
Change in fair value of investments in equity instruments	(Note 8)	(11)	112	66
Tax effect		(11)	(96)	(411)
Currency translation adjustment generated by the parent company	(Note 9)	2,573	(4,976)	(7,202)
Items not potentially reclassifiable to profit and loss		2,437	(4,386)	(6,512)
Currency translation adjustment	(Note 9)	(3,277)	1,734	4,216
Cash flow hedge	(Notes 15 & 16)	2,898	(5,452)	278
Variation of foreign currency basis spread	(Note 15)	(11)	65	2
Share of other comprehensive income of equity affiliates, net amount	(Note 8)	(208)	3,497	706
Other		(2)	(16)	(1)
Tax effect		(730)	1,449	(135)
Items potentially reclassifiable to profit and loss		(1,330)	1,277	5,066
Total other comprehensive income (net amount)		1,107	(3,109)	(1,446)
COMPREHENSIVE INCOME		22,617	17,935	14,920
- TotalEnergies share		22,534	17,419	14,616
- Non-controlling interests	(Note 9)	83	516	304

F-10	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Consolidated balance sheet

Consolidated balance sheet

TotalEnergies

As of December 31, (M$)		2023	2022	2021
ASSETS
Non-current assets
Intangible assets, net	(Notes 4 & 7)	33,083	31,931	32,484
Property, plant and equipment, net	(Notes 4 & 7)	108,916	107,101	106,559
Equity affiliates: investments and loans	(Note 8)	30,457	27,889	31,053
Other investments	(Note 8)	1,543	1,051	1,625
Non-current financial assets	(Note 15)	2,395	2,731	2,404
Deferred income taxes	(Note 11)	3,418	5,049	5,400
Other non-current assets	(Note 6)	4,313	2,388	2,797
Total non-current assets		184,125	178,140	182,322
Current assets
Inventories, net	(Note 5)	19,317	22,936	19,952
Accounts receivable, net	(Note 5)	23,442	24,378	21,983
Other current assets	(Note 5)	20,821	36,070	35,144
Current financial assets	(Note 15)	6,585	8,746	12,315
Cash and cash equivalents	(Note 15)	27,263	33,026	21,342
Assets classified as held for sale	(Note 2)	2,101	568	400
Total current assets		99,529	125,724	111,136
TOTAL ASSETS		283,654	303,864	293,458

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		7,616	8,163	8,224
Paid-in surplus and retained earnings		126,857	123,951	117,849
Currency translation adjustment		(13,701)	(12,836)	(12,671)
Treasury shares		(4,019)	(7,554)	(1,666)
Total shareholders’ equity - TotalEnergies share	(Note 9)	116,753	111,724	111,736
Non-controlling interests		2,700	2,846	3,263
Total shareholders’ equity		119,453	114,570	114,999
Non-current liabilities
Deferred income taxes	(Note 11)	11,688	11,021	10,904
Employee benefits	(Note 10)	1,993	1,829	2,672
Provisions and other non-current liabilities	(Note 12)	21,257	21,402	20,269
Non-current financial debt	(Note 15)	40,478	45,264	49,512
Total non-current liabilities		75,416	79,516	83,357
Current liabilities
Accounts payable		41,335	41,346	36,837
Other creditors and accrued liabilities	(Note 5)	36,727	52,275	42,800
Current borrowings	(Note 15)	9,590	15,502	15,035
Other current financial liabilities	(Note 15)	446	488	372
Liabilities directly associated with the assets classified as held for sale	(Note 2)	687	167	58
Total current liabilities		88,785	109,778	95,102
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY		283,654	303,864	293,458

Form 20-F 2023 TotalEnergies	F-11

Consolidated Financial Statements
Consolidated statement of cash flow

Consolidated statement of cash flow

TotalEnergies

For the year ended December 31, (M$)		2023	2022	2021
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income		21,510	21,044	16,366
Depreciation, depletion, amortization and impairment	(Note 5.3)	13,818	13,680	14,343
Non-current liabilities, valuation allowances, and deferred taxes	(Note 5.5)	813	4,594	962
(Gains) losses on disposals of assets		(3,452)	369	(454)
Undistributed affiliates’ equity earnings		649	6,057	(667)
(Increase) decrease in working capital	(Note 5.5)	6,091	1,191	(616)
Other changes, net		1,250	432	476
Cash flow from operating activities		40,679	47,367	30,410
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(Note 7)	(17,722)	(15,690)	(12,343)
Acquisitions of subsidiaries, net of cash acquired		(1,772)	(94)	(321)
Investments in equity affiliates and other securities		(3,477)	(3,042)	(2,678)
Increase in non-current loans		(1,889)	(976)	(1,247)
Total expenditures		(24,860)	(19,802)	(16,589)
Proceeds from disposals of intangible assets and property, plant and equipment		3,789	540	770
Proceeds from disposals of subsidiaries, net of cash sold		3,561	835	269
Proceeds from disposals of non-current investments		490	577	722
Repayment of non-current loans		566	2,734	1,172
Total divestments		8,406	4,686	2,933
Cash flow used in investing activities		(16,454)	(15,116)	(13,656)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of shares:
– Parent company shareholders		383	370	381
– Treasury shares		(9,167)	(7,711)	(1,823)
Dividends paid:
– Parent company shareholders		(7,517)	(9,986)	(8,228)
– Non-controlling interests		(311)	(536)	(124)
Net issuance of perpetual subordinated notes	(Note 9)	(1,081)	–	3,248
Payments on perpetual subordinated notes	(Note 9)	(314)	(339)	(313)
Other transactions with non-controlling interests		(126)	(49)	652
Net issuance (repayment) of non-current debt	(Note 15)	130	1,108	(359)
Increase (decrease) in current borrowings		(14,289)	(6,073)	(10,856)
Increase (decrease) in current financial assets and liabilities	(Note 15)	2,562	3,944	(8,075)
Cash flow from / (used in) financing activities		(29,730)	(19,272)	(25,497)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(5,505)	12,979	(8,743)
Effect of exchange rates		(258)	(1,295)	(1,183)
Cash and cash equivalents at the beginning of the period		33,026	21,342	31,268
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(Note 15)	27,263	33,026	21,342

F-12	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Consolidated statement of changes in shareholder’s equity

Consolidated statement of changes in shareholders’ equity

TotalEnergies

			Paid-in				Shareholders’
			surplus and	Currency			equity -	Non-	Total
	Common shares issued		retained	translation	Treasury shares		TotalEnergies	controlling	shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	share	interests	equity
As of January 1, 2021	2,653,124,025	8,267	107,078	(10,256)	(24,392,703)	(1,387)	103,702	2,383	106,085
Net income 2021	–	–	16,032	–	–	–	16,032	334	16,366
Other comprehensive income	–	–	991	(2,407)	–	–	(1,416)	(30)	(1,446)
Comprehensive income	–	–	17,023	(2,407)	–	–	14,616	304	14,920
Dividend	–	–	(8,200)	–	–	–	(8,200)	(124)	(8,324)
Issuance of common shares	10,589,713	31	350	–	–	–	381	–	381
Purchase of treasury shares	–	–	–	–	(37,306,005)	(1,823)	(1,823)	–	(1,823)
Sale of treasury shares(a)	–	–	(216)	–	4,573,195	216	–	–	–
Share-based payments	–	–	143	–	–	–	143	–	143
Share cancellation	(23,284,409)	(74)	(1,254)	–	23,284,409	1,328	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	3,254	–	–	–	3,254	–	3,254
Payments on perpetual subordinated notes	–	–	(368)	–	–	–	(368)	–	(368)
Other operations with non-controlling interests	–	–	30	(6)	–	–	24	689	713
Other items	–	–	9	(2)	–	–	7	11	18
As of December 31, 2021	2,640,429,329	8,224	117,849	(12,671)	(33,841,104)	(1,666)	111,736	3,263	114,999
Net income 2022	–	–	20,526	–	–	–	20,526	518	21,044
Other comprehensive income	–	–	(2,933)	(174)	–	–	(3,107)	(2)	(3,109)
Comprehensive income	–	–	17,593	(174)	–	–	17,419	516	17,935
Dividend	–	–	(9,989)	–	–	–	(9,989)	(536)	(10,525)
Issuance of common shares	9,367,482	26	344	–	–	–	370	–	370
Purchase of treasury shares	–	–	–	–	(140,207,743)	(7,711)	(7,711)	–	(7,711)
Sale of treasury shares(a)	–	–	(318)	–	6,195,654	318	–	–	–
Share-based payments	–	–	229	–	–	–	229	–	229
Share cancellation	(30,665,526)	(87)	(1,418)	–	30,665,526	1,505	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	(44)	–	–	–	(44)	–	(44)
Payments on perpetual subordinated notes	–	–	(331)	–	–	–	(331)	–	(331)
Other operations with non-controlling interests	–	–	45	9	–	–	54	37	91
Other items	–	–	(9)	–	–	–	(9)	(434)	(443)
As of December 31, 2022	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570
Net income 2023	–	–	21,384	–	–	–	21,384	126	21,510
Other comprehensive income	–	–	1,987	(837)	–	–	1,150	(43)	1,107
Comprehensive income	–	–	23,371	(837)	–	–	22,534	83	22,617
Dividend	–	–	(7,611)	–	–	–	(7,611)	(311)	(7,922)
Issuance of common shares	8,002,155	22	361	–	–	–	383	–	383
Purchase of treasury shares	–	–	–	–	(144,700,577)	(9,167)	(9,167)	–	(9,167)
Sale of treasury shares(a)	–	–	(396)	–	6,463,426	396	–	–	–
Share-based payments	–	–	291	–	–	–	291	–	291
Share cancellation	(214,881,605)	(569)	(11,737)	–	214,881,605	12,306	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	(1,107)	–	–	–	(1,107)	–	(1,107)
Payments on perpetual subordinated notes	–	–	(294)	–	–	–	(294)	–	(294)
Other operations with non-controlling interests	–	–	30	(28)	–	–	2	85	87
Other items	–	–	(2)	–	–	–	(2)	(3)	(5)
AS OF DECEMBER 31, 2023	2,412,251,835	7,616	126,857	(13,701)	(60,543,213)	(4,019)	116,753	2,700	119,453

(a)	Treasury shares related to the performance share grants.

Changes in equity are detailed in Note 9.

Form 20-F 2023 TotalEnergies	F-13

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

TotalEnergies

Notes to the Consolidated Financial Statements

F-14	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

On February 6, 2024, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TotalEnergies SE for the year ended December 31, 2023, which will be submitted for approval to the Shareholders’ Meeting to be held on May 24, 2024.

Basis of preparation of the consolidated financial statements

The Consolidated Financial Statements of TotalEnergies SE and its subsidiaries (the Company) are presented in U.S. dollars and have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2023.

The accounting principles applied for the consolidated financial statements at December 31, 2023, were the same as those that were used for the financial statements at December 31, 2022, except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2023. Their application did not have a significant impact on the financial statements as of December 31, 2023.

The international tax reform Pillar 2, which will be applicable in France from January 1, 2024, introduces a minimum tax rate of 15% on the profits of companies in each of their operating countries. TotalEnergies has set up a working group to assess the expected impacts of this reform. Given the high tax rates in its operating countries and the anticipated legislative and regulatory changes in some host countries, the Company does not expect the application of this minimum tax to result in the payment of additional tax in France.

Major judgments and accounting estimates

The preparation of financial statements in accordance with IFRS for the closing as of December 31, 2023 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

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

In 2020, in line with its new Climate Ambition announced on May 5, 2020, which aims at carbon neutrality, TotalEnergies had reviewed its oil assets that could be qualified as “stranded”, and therefore had decided to impair its oil sands assets in Canada sold in 2023.

Impairment of assets and the method applied are described in Note 3 “Business segment information”.

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

The discount rate is reviewed annually.

Asset retirement obligations and the method used are described in Note 12 “Provisions and other non-current liabilities”.

Form 20-F 2023 TotalEnergies	F-15

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

➢	Climate change and energy transition

Climate change and the energy transition were considered in preparing the Consolidated Financial Statements. They may have significant impacts on the value of TotalEnergies’s assets and liabilities mentioned below, and on similar assets and liabilities that may be recognized in the future.

TotalEnergies supports the goals of the 2015 Paris Agreement, which calls for reducing greenhouse gas emissions in the context of sustainable development and the fight against poverty, and which aims to keep the increase in average global temperatures well below 2°C compared to pre-industrial levels.

TotalEnergies wants to rise to the dual challenge of meeting the energy needs of a growing world population while reducing global warming, and play an active role in the ongoing energy transition of the word. The Company is thus implementing its transition strategy aimed at ensuring the growth of its energy production to reach a sales mix of 30% oil, 50% gas and 20% electricity and low-carbon molecules by 2030, with carbon intensity (scope 1+2+3) decreasing by 25% compared to 2015.

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

TotalEnergies’ ambition is to get to Net Zero by 2050, together with society. As in 2021 and 2022, the Board of Directors submitted a Sustainability & Climate - Progress Report 2023 to a consultative vote of the Shareholders of TotalEnergies at the Combined Shareholders’ Meeting. This report gives an account of the progress made in the implementation of the Company’s ambition in terms of sustainable development and energy transition towards carbon neutrality, and with regards to its related objectives for 2030, and it also completes this ambition (resolution approved by 89% of votes).

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

Economic criteria are analyzed as part of a price scenario for oil and gas that is compatible with the Paris agreement goals (Brent at 50$/b under the IEA APS scenario and Henry Hub at $3 per Mbtu). Even if CO2 pricing does not currently apply in all of the Company’s host countries, TotalEnergies includes as a base case in its investment criteria a minimum CO2 price of 100$/t (or the applicable price in a given country, if it is higher), and beyond 2029, the CO2 price is inflated by 2% per year. For investments in upstream oil & gas projects, TotalEnergies focuses on value creation and cash generation over volume, and the Company prioritizes projects with low technical costs (less than $20/b for operating costs plus investment costs) or low-breakeven points (less than $30/b, taxes included) and a profitability that exceeds an internally defined threshold. Carbon Capture and Storage (CCS) and Nature Based Solutions (NBS) projects are evaluated on the basis of the actual cost of one ton of CO2 (internal threshold in $/tCO2). As for projects in renewable energies, they are evaluated on their ability to generate a return on equity higher than 10%.

All oil and gas projects must help to lower the average intensity of greenhouse gas emissions (Scope 1+2) in their respective category. Currently, that means:

–	for new oil and gas projects (greenfield and acquisitions), the intensity of Scope 1+2 greenhouse gas emissions is compared, depending on their nature, to the intensity of the average greenhouse gas emissions of the Company’s upstream production assets or that of various downstream units (LNG plants, refineries).
–	for additional investments in existing assets (brownfield projects), the investment must lower the Scope 1+2 emissions intensity of the asset in question.
–	for projects involving other energies and technologies (biofuels, biogas, CCS, etc.), the greenhouse-gas emissions reductions are assessed based on their contribution to reducing the Company’s emissions.

Besides, as described in Note 3.C “Asset impairment”, in order to ensure the resilience of its assets recognized on the balance sheet, the oil price trajectory retained by the Company for the computation of its impairments converges in the long term towards the price retained in 2050 by the IEA’s NZE scenario, i.e. $25.52023/b; the prices retained for gas, the transition fuel, stabilize between now and 2027 and until 2040 at lower levels than current prices and converge towards the IEA’s NZE scenario prices in 2050.

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

Asset impairment

The energy transition is likely to have an impact on future oil and gas prices and therefore on the recoverable amount of intangible assets and property, plant and equipment in the oil and gas industry.

The principles applied in determining the recoverable amounts are as follows:

-

The future cash flows were determined using the assumptions included in the 2024 budget and in the long-term plan of the Company approved by the Executive Committee and the Board of Directors. These assumptions, in particular including operational costs, estimation of oil and gas reserves, future volumes produced and marketed, represent the best estimate from the Company Management of economic and technical conditions over the remaining life of the assets.

F-16	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

-

The Company, notably relying on data on global energy demand from the “World Energy Outlook” issued by the IEA since 2016, and on its own supply and demand assessments, determines oil & gas prices scenarios based on assumptions about the evolution of core indicators of the upstream activity (demand for hydrocarbons in different markets, investment forecasts, decline in production fields, changes in oil & gas reserves and supply by area and by nature of oil & gas products), of the downstream activity (changes in refining capacity and demand for petroleum products) and by integrating “climate” challenge.

-

These price scenarios, first prepared within the Strategy & Markets Division, are also reviewed with the Company segments which bring their own expertise. They also integrate studies issued by international agencies, banks and independent consultants. They are then approved by the Executive Committee and the Board of Directors.

-

The IEA 2023 World Energy Outlook anticipates three scenarios that are key references for the Company: the STEPS (Stated Policies Scenario) and APS (Announced Pledges Scenario) for the short/mid-term and the NZE (Net Zero Emissions by 2050) for the long-term.

-

The STEPS only includes climate actions already implemented to date around the world and those under development. The APS also takes into account climate ambitions declared to date in the world, including the NDCs (Nationally Determined Contributions) and carbon neutrality ambitions. According to the IEA, it is associated with a temperature increase of around 1.7°C. This scenario is compatible with the objective of the Paris Agreement to limit the temperature increase to “well below 2°C”.

The IEA’s NZE is understood as the set of actions to be taken to be compatible with a 1.5°C scenario in 2050 (without overshooting). This normative scenario does not predict oil demand in the short and medium term, and therefore the price scenarios it proposes, particularly in the short and medium term, do not include a “realistic” evolution of demand. In fact, this scenario predicts that oil demand will peak in 2023 and fall by 20% between 2022 and 2030, whereas, according to the latest projections from the IEA, oil demand in 2024 will be higher than in 2023 and will continue to grow until 2028. According to the projections of other energy companies and consultants, demand would rather being to decline toward 2030 (the Oil peak at Wood MacKenzie in 2032, at HIS inflections in 2028).

-

Beyond the 2020-2030 decade, the oil price trajectory retained by the Company converges in the long term, to the price retained in 2050 by the IEA’s NZE scenario, i.e $25.52023/b. The prices retained for gas, the transition fuel, stabilize until 2040 at lower levels than the current prices and converge towards the IEA’s NZE scenario prices in 2050.

The oil price trajectories adopted by the Company are based on the following assumptions:

-

Oil demand has experienced sustained growth after the Covid crisis as the global economic recovery generated strong tensions on energy prices from mid-2021 onwards, which exacerbated in 2022 by the war in Ukraine. Despite the risks of recession in Europe in particular, global liquid demand in 2024 should be higher than in 2019 pre-crisis, notably due to the end of lockdown measures in China which allowed the restart of industrial activity. It should continue to grow until 2030, in a context of sustained growth in global energy demand. Indeed, population growth and rising living standards, particularly in emerging countries, should sustain oil consumption, despite the gradual electrification of transport and efficiency gains in combustion engines, mainly in developed countries.

In this context, prices would remain supported in the short term by historic production cuts decided (and implemented) by OPEC+ members. In the United States, production in 2023 is expected to be higher than in 2019, and capacities for further growth in shale oil in subsequent years seem to be a consensus. However, recent sector consolidation (Permian, DJ and Bakken) should strengthen discipline on the profitability of these investments and thus contain growth.

-

The price trajectory used reflects the Company’s analysis that the weakness of investment oil upstream since 2015 oil crisis and accentuated by the health and economic crisis of 2020 (-30% according to the IEA), and the natural decline of fields currently in production, leads to a global supply-demand balance that will remain tight until 2030. Thus in the scenario used, the Brent price stabilizes at $702023/b from 2025 to 2030. The developments observed in 2023, in particular the post-Covid demand recovery in China and the production cuts of OPEC+, justify this price level from 2025.

-

Beyond 2030, given technological developments, particularly in the transport sector, oil demand should have reached its peak and the selected price scenario decreases linearly to reach $502023/b in 2040 and then $25.52023/b in 2050, in line with the NZE scenario.

The average Brent prices over the period 2024-2050 thus stands at $53.82023/b.

For natural gas, the transition fuel, the price trajectory adopted by the Company is based on the following assumptions:

-

Natural gas demand in 2021 has exceeded its pre-crisis level with very strong tensions on prices in Europe and, by extension, in Asia through LNG prices, as a result of the cuts in Russian pipe gas importation that began at the end of 2021 and continued in 2022 with the complete shutdown of the Nordstream. Global gas demand in 2022 was almost at the same level as in 2021. Global demand in 2023 is expectd to be at the same level as in 2022 with the recourse to American LNG to replace Russian gas in Europe, still in competition with Asia. Gas prices in Asia and Europe have returned to much lower levels than the exceptionally high prices reached in the third quarter of 2022 but remain higher than before the crisis. The price of gas in the United States did not experience such a sharp increase in 2022 and has since stabilized.

The Company anticipates in 2024 higher prices than before the crisis on the Asia, Europe and slightly on the USA hubs. Thereafter, natural gas demand would be driven by the same fundamentals as oil (decrease in Europe but resistance in Asia-Pacific), plus its substitution for coal in power generation and by its role as a flexible and controllable source to mitigate the intermittent use and seasonality of renewable energies. The abundant global supply and the growth of liquefied natural gas would, however, limit the potential for higher gas prices. Beyond 2040, with the development of renewables including storage and hydrogen, gas demand is expected to stabilize.

In this context, the gas price level used to determine the value in use of the CGUs concerned is as follows:

On the NBP quotation (Europe): $14.72023/Mbtu in 2024, $12.52023/Mbtu in 2025, $10.22023/Mbtu in 2026, then $82023/Mbtu between 2027 and 2040.

On the Henry Hub quotation (United States): $32023/Mbtu between 2024 and 2040.

On the DES Japan (Asia) quotation: $15.72023/Mbtu in 2024, $13.52023/Mbtu in 2025, $11.22023/Mbtu in 2026, then $92023/Mbtu between 2027 and 2040.

From 2040 onwards, the price trajectory converges towards the price retained in 2050 by the NZE scenario, i.e. $4.22023/Mbtu for NBP, $2.02023/Mbtu for Henry Hub and $5.42023/Mbtu DES Japan (Asia).

The future operational costs were determined by taking into account the existing technologies, the fluctuation of prices for petroleum services in line with market developments and the internal cost reduction programs effectively implemented.

Form 20-F 2023 TotalEnergies	F-17

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

The determination of value in use also takes into account on all identified assets the impact of their CO2 emissions. Future scope 1 and 2 emissions of the assets concerned over the life of the assets are valued at $100/t or the applicable price in a given country, if it is higher. Beyond 2029, the CO2 price is inflated by 2% per year.

The future cash flows are estimated over a period consistent with the life of the assets of the CGUs. They are prepared post-tax and take into account specific risks related to the CGUs’ assets. They are discounted using an 8% post-tax discount rate, this rate being the weighted-average cost of TotalEnergies capital estimated from historical market data. This rate was 8% in 2022 and 7% in 2021. The value in use calculated by discounting the above post-tax cash flows using an 8% post-tax discount rate is not materially different from the value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates generally range from 7% to 14%.

Asset impairments are subject to sensitivity testing. In particular, upstream assets are tested as follows:

-	Decreases of -10% and -20% in the hydrocarbon’s prices, over the duration of the price scenario.
-	Consideration of a CO2 cost of $200/t, inflated by 2% per year beyond 2029 for all assets.
-	Increase or decrease of 1% in the discount rate of future cash flows.

Finally, TotalEnergies also reviewed its upstream assets that can be qualified as “stranded”, meaning with reserves beyond 20 years and high production costs, whose overall reserves may therefore not be produced by 2050. The only projects concerned were the Fort Hills and Surmont oil sands projects in Canada that TotalEnergies sold in 2023.

The Company’s strategy of focusing new oil investments on low carbon intensity projects and low cost of production also led it to exit from extra heavy crude oil assets in Venezuela’s Orinoco Belt in 2021.

The characteristics of TotalEnergies’ portfolio mitigate the risk of having stranded assets in the future if a structural decline in demand for hydrocarbons occurs due to stricter global environmental regulations and constraints and a resulting change in consumer preferences.

The Company will continue to review price assumptions as the energy transition progresses and this may result in additional impairment charges in the future.

The effect of asset impairments on TotalEnergies’ financial statements and the associated sensitivity calculations are detailed in Note 3.C “Asset impairment”.

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

◾ The well has found a sufficient quantity of reserves to justify, if appropriate, its completion as a producing well, assuming that the required capital expenditures are made.

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

The effect of exploration activities on the financial statements of TotalEnergies is detailed in Note 7.2 “Property, plant and equipment”.

Intangible and tangible assets - depreciation and useful lives

The energy transition may curtail the useful life of oil and gas assets, thereby increasing the annual depreciation charges related to these assets.

The following accounting principles are applied to the hydrocarbon production assets of exploration and production activities:

-	Unproved mineral interests are tested for impairment based on the results of the exploratory activity or as part of the impairment tests of the cash-generating units to which they are allocated.
-	Unproved mineral interests are transferred to proved mineral interests at their net book value as soon as proved reserves are booked.
-	Proved mineral interests are depreciated using the unit-of-production method based on proved reserves. The corresponding expense is recorded as depreciation of tangible assets and mineral interests.
-	Development costs of oil and gas production facilities are capitalized. These costs include borrowing costs incurred during the period of construction and the present value of estimated future costs of asset retirement obligations.
-	The depletion rate of development wells and of production assets is equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).

In the event that, due to the price effect on reserves evaluation, the unit-of-production method does not reflect properly the useful life of the asset, an alternative depreciation method is applied based on the reserves evaluated with the price of the previous year. As of December 31, 2023, 2022 and 2021, this alternative method is not applied as, given the price used to assess the reserves, the unit-of-production method correctly reflects the useful life of the assets.

F-18	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

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

The impact of the depreciation of oil and gas assets on the financial statements of TotalEnergies is detailed in Notes 7.1 “Intangible assets” and 7.2 “Property, plant and equipment”.

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

The discount rate used for the valuation of asset retirement obligation is 5% in 2023, it was 4% in 2022 and 3% in 2021 (the expenses are estimated at current currency values with an inflation rate of 2% in 2023 and 2022 and 1.5% in 2021).

In upstream activities, in application of its internal procedures, TotalEnergies regularly reviews, on an asset-by-asset basis, the estimate of its future asset retirement costs, as well as the date at which work will be performed. The assets and liabilities recognized in respect of retirement obligations under these rules as described in Note 12.1 “Provisions and other non-current liabilities” are adjusted accordingly.

The Company will continue to review its estimates of both costs and the maturity of commitments on a regular basis and will take into account any significant impact that may result from changes in these parameters in the future.

The effect of the asset retirement obligations on the financial statements of TotalEnergies and the associated sensitivity calculations are detailed in Note 12.1 “Provisions and other non-current liabilities”. A maturity schedule of these obligations is presented in Note 13.1 “Off-balance sheet commitments and contractual obligations”.

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

Payroll, staff and employee benefits obligations and the method applied are described in Note 10 “Payroll, staff and employee benefits obligations”.

➢	Russian-Ukrainian conflict

Russian assets were fully impaired in 2022, with the exception of the shares held in the Yamal LNG company. In total, the impact of impairments and provisions recorded in 2022 due to the Russo-Ukrainian conflict amounted to $(14,756) million in TotalEnergies’ net result.

On November 2, 2023, the Arctic LNG 2 company was placed under sanctions by the U.S. authorities. TotalEnergies initiated the contractual suspension procedure provided for in the Arctic LNG 2 shareholders’ agreement and that of force majeure for the LNG purchase contract from Arctic LNG 2. These procedures, upon their notification, resulted in the suspension of TotalEnergies’ rights and obligations under these agreements, thus implying in particular the suspension of the participation of TotalEnergies’ representatives in the governance bodies of Arctic LNG 2. As a result, the 10% interest held by TotalEnergies in Arctic LNG 2 is no longer accounted for using the equity method in the Company’s accounts as of December 31, 2023 but is recorded under “other investments”. As mentioned above, as the shares in Arctic LNG 2 were fully impaired in 2022, this deconsolidation had no impact on the 2023 consolidated financial statements.

Form 20-F 2023 TotalEnergies	F-19

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

The Company has also ensured the absence of depreciation to be accounted for on Yamal LNG, by testing the value of its equity accounted investment which amounts to $4,560 million as of December 31, 2023.

With regard to the participation in Novatek, in the absence of any new event, the assessments and judgments taken into account on December 31, 2022 in the accounting and valuation method remain unchanged at December 31, 2023. As the criteria for significant influence are no longer met within the meaning of IAS 28 “Investments in associates and joint ventures”, TotalEnergies’ 19.4% interest in Novatek has no longer been accounted for using the equity method in the Company’s financial statements since the end of the 4th quarter of 2022.

Depending on the developments of the Russian-Ukrainian conflict and the measures that the European and American authorities may take, the activities of TotalEnergies in Russia, in particular those relating to the Yamal LNG asset, could be affected in the future.

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

F-20	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 1

Note 1 General accounting principles

1.1 Accounting principles

A)  Principles of consolidation

Entities that are directly controlled by the parent company or indirectly controlled through other consolidated entities are fully consolidated.

Investments in joint ventures are accounted for by the equity method. TotalEnergies accounts for joint operations by recognizing its share of assets, liabilities, income and expenses.

Investments in associates, in which TotalEnergies has significant influence, are accounted for by the equity method. Significant influence is presumed when TotalEnergies holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting rights. In the case of a percentage of less than 20%, accounting under the equity method applies only when significant influence can be demonstrated.

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

C)  Foreign currency translation

The presentation currency of TotalEnergies’ Consolidated Financial Statements is the U.S. dollar. However, the functional currency of the parent company is the euro. The resulting currency translation adjustments are presented on the line “currency translation adjustment generated by the parent company” of the consolidated statement of comprehensive income, within “items not potentially reclassifiable to profit and loss”. In the balance sheet, they are recorded in “currency translation adjustment”.

The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.

Since July 1, 2018, Argentina is considered to be hyperinflationary. IAS 29 “Financial Reporting in Hyperinflationary Economies” is applicable to entities whose functional currency is the Argentine peso. The functional currency of the Argentine Exploration & Production subsidiary is the U.S. dollar, therefore IAS 29 has no incidence on TotalEnergies accounts. Net asset of the other business segments is not significant.

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

1.2 Significant accounting principles applicable in the future

The expected impact of the standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards Interpretations Committee (IFRS IC) which were not yet in effect at December 31, 2023, is not material.

Form 20-F 2023 TotalEnergies	F-21

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2

Note 2 Changes in TotalEnergies’ perimeter

2.1 Main acquisitions and divestments

In 2023, the main changes in TotalEnergies perimeter were as follows:

➢Exploration & Production
●	In March 2023, TotalEnergies has signed an agreement with CEPSA to acquire CEPSA’s upstream assets in the United Arab Emirates. The assets to be acquired are:
o	a 20% participating interest in the Satah Al Razboot (SARB), Umm Lulu, Bin Nasher and Al Bateel (SARB and Umm Lulu) offshore concession.

The SARB and Umm Lulu concession includes two major offshore fields. ADNOC holds a 60% interest in this concession, alongside OMV (20%). The concession is operated by ADNOC Offshore.

o	a 12.88% indirect interest in the Mubarraz concession held by Abu Dhabi Oil Company Ltd (ADOC), through the acquisition of 20% of Cosmo Abu Dhabi Energy Exploration & Production Co. Ltd (CEPAD), a company holding a 64.4% interest in ADOC. The Mubarraz concession is comprised of four producing offshore fields.

The SARB and Umm Lulu transaction was completed on March 15, 2023. The Mubarraz transaction was not completed following Cosmo’s decision to exercise its right of first refusal on the proposed transaction on April 21, 2023 in accordance with the terms of the agreements.

●	On September 28, 2023, TotalEnergies EP Angola Block 20 has finalized the sale to Petronas Angola E&P Ltd (PAEPL), a company belonging to the Petronas group of companies, of a 40% interest in Block 20 in the Kwanza Basin in Angola. The transaction was completed for an amount of $400 million, subject to customary price adjustments. TotalEnergies retains the operatorship and a 40% interest in Block 20, alongside PAEPL (40%) and Sonangol Pesquisa e Produção S.A. (20%).
●	On April 27, 2023, TotalEnergies announced the signature of an agreement with Suncor Energy Inc. for the sale of the entirety of the shares of TotalEnergies EP Canada Ltd. The transaction was subject to the waiver of TotalEnergies EP Canada Ltd’s partners pre-emption rights.

On May 26, 2023, ConocoPhillips has notified that it is exercising its preemption right to purchase the 50% interest in the Surmont asset. On October 4, 2023, TotalEnergies EP Canada Ltd. has finalized the sale to ConocoPhillips of its 50% interest in the Surmont oil sands asset and associated midstream commitments. The transaction, for a base amount of $4.03 billion Canadian dollar (about US$3.0 billion) plus up to $440 million Canadian dollar (about US$330 million) in contingent payments. Including adjustments, TotalEnergies received a cash payment at closing of $3.7 billion Canadian dollar (about US$2.75 billion).

On November 20, 2023, TotalEnergies has completed the sale to Suncor of the entirety of the shares of TotalEnergies EP Canada Ltd., comprising notably its participation in the Fort Hills oil sands asset and associated midstream commitments. The consideration for the transaction is $1.47 billion Canadian dollar (about US$1.1 billion). Including adjustments, TotalEnergies received a cash payment at closing of $1.83 billion Canadian dollar (about US$1.3 billion).

➢Integrated LNG
●	On June 12, 2022, following the request for proposals in relation to partner selection for the North Field East (NFE) liquified natural gas project, TotalEnergies has been awarded, a 25% interest in a new joint venture (JV), alongside the national company QatarEnergy (75%). The new JV will hold a 25% interest in the 32 million tons per annum (Mtpa) NFE project, equivalent to one 8 Mtpa LNG train. The acquisition of the interest in this project was finalized in January 2023.
➢Integrated Power
●	On October 26, 2022, TotalEnergies and Casa dos Ventos (CDV), Brazil’s leading renewable energy developer, announced the creation of a 34%(TTE)/66%(CDV) joint venture to jointly develop, build and operate the renewable portfolio of Casa Dos Ventos. This portfolio includes 700 MW of onshore wind capacity in operation, 1 GW of onshore wind under construction, 2.8 GW of onshore wind and 1.6 GW of solar projects under well advanced development (COD[1] within 5 years). Besides, the newly formed JV will have the right to acquire the current and new projects that are or will be developed by CDV as they reach execution stage. The transaction amounts to a payment of $0.5 billion and an earn-out of up to $30 million for the acquisition of a 34% stake in the JV. In addition, TotalEnergies will have the option to acquire an additional 15% equity share in 2027. The transaction was completed in January 2023.
●	On June 29, 2023, the Company exercised its option to buy back all the shares in Total Eren Holding and Total Eren, in which it held 33.86% and 5.73% respectively. Total Eren has 3.5 GW of assets in operation worldwide, and a diversified portfolio of solar, wind, hydro and storage projects of more than 10 GW in 30 countries, of which nearly 1.2 GW are under construction or at an advanced stage of development. On 24 July, 2023, TotalEnergies completed this acquisition for a net investment of €1,467 million.

1 Commercial Operation Date

F-22	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

➢Marketing & Services
●	On March 16, 2023, TotalEnergies and Alimentation Couche-Tard signed agreements concerning the TotalEnergies service station networks in four European countries, providing for an association of TotalEnergies and Couche-Tard in Belgium and Luxembourg and a transfer in Germany and the Netherlands.

On December 28, 2023, the transaction related to the network in Germany was finalized for a cash amount received after adjustments and before taxes of 2.4 billion dollars.

The assets and liabilities related to the networks in the Netherlands, Luxembourg, and Belgium are respectively classified in the sections “Assets classified as held for sale” and “Liabilities directly associated with the assets classified as held for sale” of the balance sheet on December 31, 2023. These transactions were finalized in January 2024 for 1.4 billion dollars.

2.2 Major business combinations

Accounting principles

In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalised within 12 months following the acquisition date.

➢	Exploration & Production
●	Acquisition of participating interest in SARB and Umm Lulu offshore concession

The purchase price allocation of $1,473 million has been done and is shown below:

(M$)	At the acquisition date
Intangible assets	278
Tangible assets	1,429
Other assets and liabilities	(234)
Fair value of consideration	1,473

➢	Integrated Power
●	Acquisition of all the shares in Total Eren

The preliminary purchase price allocation brought back to 100% of $2,909 million is shown below:

(M$)	At the acquisition date
Goodwill	1,417
Intangible assets	821
Tangible assets	2,193
Other assets and liabilities	(64)
Net debt of the acquired treasury	(1,389)
Minority interests	(69)
Fair value of the consideration transferred	2,909

Goodwill represents the valuation of Total Eren’s ability to generate future projects in the field of renewable energy.

2.3 Divestment projects

Accounting principles

Pursuant to IFRS 5 “Non-current assets held for sale and discontinued operations”, assets and liabilities of affiliates that are held for sale are presented separately on the face of the balance sheet. Depreciation of assets ceases from the date of classification in “Non-current assets held for sale”.

➢	Exploration & Production

On August 4, 2023, TotalEnergies and its partner SOCAR (State Oil Company of the Republic of Azerbaijan) have signed an agreement to sell a 15% participating interest each in the Absheron gas field to ADNOC (Abu Dhabi National Oil Company). After completion of this transaction, which is subject to the approval by the relevant authorities, TotalEnergies will own a 35% interest in Absheron gas field, alongside SOCAR (35%) and ADNOC (30%).

As of December 31, 2023, the assets have been classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $314 million. These assets mainly include tangible assets.

➢	Marketing & Services

As of December 31, 2023, the assets and liabilities related to the transactions with Alimentation Couche-Tard on the TotalEnergies service station networks in the Netherlands, Luxembourg and Belgium were classified respectively under “ Assets classified as held for sale” for $1,153 million and under “ Liabilities directly associated with the assets classified as held for sale “ in the consolidated balance sheet for $577 million. The assets concerned are mainly tangible fixed assets.

Note 3 Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of the Company, namely the Executive Committee.

Form 20-F 2023 TotalEnergies	F-23

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The profitable growth in the LNG and power integrated value chains are two of the key axes of TotalEnergies’s strategy.

In order to give more visibility to these businesses, the Board of Directors has decided that from the first quarter 2023, Integrated LNG and Integrated Power results, previously grouped in the Integrated Gas, Renewables & Power (iGRP) segment, would be reported separately as two segments.

A new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2023. It is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, conducted in about 50 countries;
-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas, hydrogen and gas trading activities;
-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;
-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

This new segment reporting has been prepared in accordance with IFRS 8 and according to the same principles as the internal reporting followed by the TotalEnergies’s Executive Committee.

Due to the change in the Company’s internal organizational structure affecting the composition of the business segments, the segment reporting data for the years 2021 and 2022 has been restated.

Definition of the indicators

Adjusted Net Operating Income

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

Starting 2023, details of adjustment items are presented for net operating income (with comparative periods 2021 and 2022).

Adjustment items include:

a)  Special items

Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

b)  The inventory valuation effect

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

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

c)  Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

F-24	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

A)  Information by business segment

	Exploration			Refining	Marketing
For the year ended December 31, 2023	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	6,561	12,086	27,337	101,203	89,909	32	–	237,128
Intersegment sales	42,595	14,789	4,126	36,581	631	206	(98,928)	–
Excise taxes	–	–	–	(841)	(17,342)	–	–	(18,183)
Revenues from sales	49,156	26,875	31,463	136,943	73,198	238	(98,928)	218,945
Operating expenses	(20,355)	(21,569)	(28,763)	(130,899)	(70,497)	(878)	98,928	(174,033)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,493)	(1,288)	(281)	(1,685)	(905)	(110)	—	(12,762)
Net income (loss) from equity affiliates and other items	(307)	2,194	(345)	(42)	2,208	(28)	—	3,680
Tax on net operating income	(10,095)	(810)	(394)	(938)	(1,246)	271	—	(13,212)
Adjustments(a)	(1,036)	(798)	(173)	(1,275)	1,300	(84)	—	(2,066)
Adjusted net operating income	10,942	6,200	1,853	4,654	1,458	(423)	—	24,684
Adjustments(a)								(2,066)
Net cost of net debt								(1,108)
Non-controlling interests								(126)
NET INCOME - TotalEnergies SHARE								21,384
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities since 2022 has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

	Exploration			Refining	Marketing
For the year ended December 31, 2023	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	12,378	3,410	5,497	2,149	1,273	153	–	24,860
Total divestments	5,118	290	661	196	2,132	9	–	8,406
Cash flow from operating activities	18,531	8,442	3,573	7,957	1,957	219	–	40,679

	Exploration			Refining	Marketing
For the year ended December 31, 2022	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	9,942	21,300	27,453	121,618	100,661	25	—	280,999
Intersegment sales	55,190	17,075	3,353	45,857	1,433	248	(123,156)	—
Excise taxes	—	—	—	(737)	(16,952)	—	—	(17,689)
Revenues from sales	65,132	38,375	30,806	166,738	85,142	273	(123,156)	263,310
Operating expenses	(24,521)	(29,982)	(29,217)	(156,897)	(81,746)	(1,329)	123,156	(200,536)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,115)	(1,208)	(194)	(1,533)	(1,033)	(138)	—	(12,221)
Net income (loss) from equity affiliates and other items	(9,943)	978	1,788	885	(20)	288	—	(6,024)
Tax on net operating income	(17,445)	(1,574)	(138)	(2,544)	(787)	281	—	(22,207)
Adjustments(a)	(12,371)	(4,580)	2,070	(653)	6	(362)	—	(15,890)
Adjusted net operating income	17,479	11,169	975	7,302	1,550	(263)	—	38,212
Adjustments(a)								(15,890)
Net cost of net debt								(1,278)
Non-controlling interests								(518)
NET INCOME - TotalEnergies SHARE								20,526
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities since 2022 has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

	Exploration			Refining	Marketing
For the year ended December 31, 2022	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	10,646	1,249	5,226	1,391	1,186	104	—	19,802
Total divestments	807	2,301	1,126	214	222	16	—	4,686
Cash flow from operating activities	27,654	9,604	66	8,663	3,124	(1,744)	—	47,367

Form 20-F 2023 TotalEnergies	F-25

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

	Exploration			Refining	Marketing
For the year ended December 31, 2021	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	7,246	14,903	15,801	87,600	80,288	25	—	205,863
Intersegment sales	34,896	6,862	1,325	27,637	451	254	(71,425)	—
Excise taxes	—	—	—	(1,108)	(20,121)	—	—	(21,229)
Revenues from sales	42,142	21,765	17,126	114,129	60,618	279	(71,425)	184,634
Operating expenses	(16,722)	(17,116)	(16,775)	(108,982)	(57,159)	(927)	71,425	(146,256)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,110)	(1,446)	(204)	(1,583)	(1,100)	(113)	—	(13,556)
Net income (loss) from equity affiliates and other items	(760)	2,935	(190)	518	108	45	—	2,656
Tax on net operating income	(7,506)	(600)	(2)	(1,068)	(738)	152	—	(9,762)
Adjustments(a)	(2,395)	(53)	(697)	1,105	111	(121)	—	(2,050)
Adjusted net operating income	10,439	5,591	652	1,909	1,618	(443)	—	19,766
Adjustments(a)								(2,050)
Net cost of net debt								(1,350)
Non-controlling interests								(334)
NET INCOME - TotalEnergies SHARE								16,032
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

	Exploration			Refining	Marketing
For the year ended December 31, 2021	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	7,276	2,351	3,990	1,638	1,242	92	—	16,589
Total divestments	894	1,059	291	348	319	22	—	2,933
Cash flow from operating activities	22,009	(2,765)	3,592	6,473	2,333	(1,232)	—	30,410

F-26	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

B)  Additional information on adjustment items

The main adjustment items for 2023 are the following:

1)	An “Inventory valuation effect” amounting to $(694) million in net operating income for the Refining & Chemicals and Marketing & Services segments;
2)	Non-recurring impairments and provisions of assets in the amount of $(2,297) million in net operating income (see Note 3.C “Asset impairment”);
3)	Capital gains on disposal for an amount of $2,047 million in net operating income generated in particular on the sale of the Company’s assets in Canada for the Exploration-Production segment and on the sale of the TotalEnergies service station network in Germany for the Marketing & Services segment;
4)	Other adjustment items include $388 million of revaluation of the previously held share of Total Eren and $(1,466) million mainly consisting of the impacts of the European solidarity contribution, the contribution on inframarginal annuity in France and the devaluation of the Argentine peso.

The detail of the adjustment items is presented in the table below.

Adjustments to net operating income

For the year ended December 31, 2023	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	–	(586)	(108)	–	(694)
Effect of changes in fair value	–	(547)	559	–	–	–	12
Restructuring charges	–	–	(5)	(51)	–	–	(56)
Asset impairment and provisions charges	(926)	(124)	(773)	(359)	(115)	–	(2,297)
Gains (losses) on disposals of assets	431	–	–	–	1,616	–	2,047
Other items	(541)	(127)	46	(279)	(93)	(84)	(1,078)
TOTAL	(1,036)	(798)	(173)	(1,275)	1,300	(84)	(2,066)

Adjustments to net operating income

For the year ended December 31, 2022	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	—	—	—	337	194	—	531
Effect of changes in fair value	—	340	798	—	—	—	1,138
Restructuring charges	—	—	(41)	—	(14)	—	(55)
Asset impairment and provisions charges(a)	(11,157)	(4,460)	(21)	—	(112)	(9)	(15,759)
Gains (losses) on disposals of assets	—	—	1,450	—	—	—	1,450
Other items	(1,214)	(460)	(116)	(990)	(62)	(353)	(3,195)
TOTAL	(12,371)	(4,580)	2,070	(653)	6	(362)	(15,890)

(a)	Of which $(14,756) million relate to the impairment and provisions charges on the assets of the Company in Russia.
(b)	Other items represented $(3.2) billion in 2022, consisting of $(1.7) billion related to windfall taxes levied by governments (European Solidarity Contribution, French Electricity Generation Infra-Marginal Income Contribution, effect on deferred tax of Energy Profits Levy in the United Kingdom), $(1) billion as a consequence of the conflict in Ukraine (grant of fuel discounts to French customers in the context of price increase, foreign exchange losses due to volatility in Russian ruble-U.S. dollar and euro exchange rates), and $(0.5) billion mainly related to provisions for onerous contracts.

Adjustments to net operating income

For the year ended December 31, 2021	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	—	—	—	1,296	236	—	1,532
Effect of changes in fair value	—	254	(448)	—	—	—	(194)
Restructuring charges	(75)	(8)	(16)	(118)	(44)	(54)	(315)
Asset impairment and provisions charges	(518)	(291)	(41)	(42)	(40)	—	(932)
Gains (losses) on disposals of assets(a)	(1,726)	—	—	—	—	—	(1,726)
Other items	(76)	(8)	(192)	(31)	(41)	(67)	(415)
TOTAL	(2,395)	(53)	(697)	1,105	111	(121)	(2,050)

(a)	Of which $(1,379) million relate to the impact of the TotalEnergies’ interest sale of Petrocedeño to PDVSA.

Form 20-F 2023 TotalEnergies	F-27

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

C) Asset impairment

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

The value in use of a CGU is determined by reference to the discounted expected future cash flows of these assets, based upon Management’s expectation of future economic and operating conditions. When this value is less than the carrying amount of the CGU, an impairment loss is recorded. This loss is allocated first to goodwill with a corresponding amount in “Other expense”. Any further losses are then allocated to property, plant and mineral interests with a corresponding amount in “Depreciation, depletion and impairment of tangible assets and mineral interests” and to other intangible assets with a corresponding amount in “Other expense”.

Impairment losses recognized in prior periods can be reversed up to the original carrying amount, had the impairment loss not been recognized. Impairment losses recognized on goodwill cannot be reversed.

Investments in associates or joint ventures are tested for impairment whenever indication of impairment exists. If any objective evidence of impairment exists, the carrying amount of the investment is compared with its recoverable amount, being the higher of its fair value less costs to sell and value in use. If the carrying amount exceeds the recoverable amount, an impairment loss is recorded in “Net income (loss) from equity affiliates”.

For the financial year 2023, asset impairments were recorded for an amount of $(2,297) million in net operating income and $(2,166) million in net income, TotalEnergies share. These impairments were qualified as adjustment items of the net operating income and net income, TotalEnergies share.

Impairments relate to certain cash-generating units (CGUs) for which indicators of impairment have been identified, due to changes in operating conditions or the economic environment of the activities concerned.

Principles for determining value in use of a CGU

The principles applied in determining the recoverable amounts are as follows:

➢	The future cash flows were determined using the assumptions included in the 2024 budget and in the long-term plan of the Company approved by the Executive Committee and the Board of Directors. These assumptions, in particular including operational costs, estimation of oil and gas reserves, future volumes produced and marketed, represent the best estimate from the Company Management of economic and technical conditions over the remaining life of the assets.
➢	The Company, notably relying on data on global energy demand from the “World Energy Outlook” issued by the IEA since 2016, and on its own supply and demand assessments, determines oil & gas prices scenarios based on assumptions about the evolution of core indicators of the upstream activity (demand for hydrocarbons in different markets, investment forecasts, decline in production fields, changes in oil & gas reserves and supply by area and by nature of oil & gas products), of the downstream activity (changes in refining capacity and demand for petroleum products) and by integrating “climate” challenges.
➢	These price scenarios, first prepared within the Strategy & Markets Division, are also reviewed with the Company segments which bring their own expertise. They also integrate studies issued by international agencies, banks and independent consultants. They are then approved by the Executive Committee and the Board of Directors.
➢	The IEA 2023 World Energy Outlook anticipates three scenarios that are key references for the Company: the STEPS (Stated Policies Scenario) and APS (Announced Pledges Scenario) for the short/mid-term and the NZE (Net Zero Emissions by 2050) for the long-term.
➢	The STEPS only includes climate actions already implemented to date around the world and those under development. The APS also takes into account climate ambitions declared to date in the world, including the NDCs (Nationally Determined Contributions) and carbon neutrality ambitions. According to the IEA, it is associated with a temperature increase of around 1.7°C. This scenario is compatible with the objective of the Paris Agreement to limit the temperature increase to “well below 2°C”.

The IEA’s NZE is understood as the set of actions to be taken to be compatible with a 1.5°C scenario in 2050 (without overshooting). This normative scenario does not predict oil demand in the short and medium term, and therefore the price scenarios it proposes, particularly in the short and medium term, do not include a “realistic” evolution of demand. In fact, this scenario predicts that oil demand will peak in 2023 and fall by 20% between 2022 and 2030, whereas, according to the latest projections from the IEA, oil demand in 2024 will be higher than in 2023 and will continue to grow until 2028. According to the projections of other energy companies and consultants, demand would rather being to decline toward 2030 (the Oil peak at Wood MacKenzie in 2032, at HIS inflections in 2028).

➢	Beyond the 2020-2030 decade, the oil price trajectory retained by the Company converges in the long term, to the price retained in 2050 by the IEA’s NZE scenario, i.e $25.52023/b. The prices retained for gas, the transition fuel, stabilize until 2040 at lower levels than the current prices and converge towards the IEA’s NZE scenario prices in 2050.

The oil price trajectories adopted by the Company are based on the following assumptions:

➢	Oil demand has experienced sustained growth after the Covid crisis as the global economic recovery generated strong tensions on energy prices from mid-2021 onwards, which exacerbated in 2022 by the war in Ukraine. Despite the risks of recession in Europe in particular, global liquid demand in 2024 should be higher than in 2019 pre-crisis, notably due to the end of lockdown measures in China which allowed the restart of industrial activity. It should continue to grow until 2030, in a context of sustained growth in global energy demand. Indeed, population growth and rising living standards, particularly in emerging countries, should sustain oil consumption, despite the gradual electrification of transport and efficiency gains in combustion engines, mainly in developed countries.

F-28	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

In this context, prices would remain supported in the short term by historic production cuts decided (and implemented) by OPEC+ members. In the US, production in 2023 is expected to be higher than in 2019, and capacities for further growth in shale oil in subsequent years seem to be a consensus. However, recent sector consolidation (Permian, DJ and Bakken) should strengthen discipline on the profitability of these investments and thus contain growth. The price trajectory used reflects the Company’s analysis that the weakness of investment oil upstream since 2015 oil crisis and accentuated by the health and economic crisis of 2020 (-30% according to the IEA), and the natural decline of fields currently in production, leads to a global supply-demand balance that will remain tight until 2030. Thus in the scenario used, the Brent price stabilizes at $702023/b from 2025 to 2030. The developments observed in 2023, in particular the post-Covid demand recovery in China and the production cuts of OPEC+, justify this price level from 2025.

➢	Beyond 2030, given technological developments, particularly in the transport sector, oil demand should have reached its peak and the selected price scenario decreases linearly to reach $502023/b in 2040 and then $25.52023/b in 2050, in line with the NZE scenario.

The average Brent prices over the period 2024-2050 thus stands at $53.82023/b.

For natural gas, the transition fuel, the price trajectory adopted by the Company is based on the following assumptions:

➢	Natural gas demand in 2021 has exceeded its pre-crisis level with very strong tensions on prices in Europe and, by extension, in Asia through LNG prices, as a result of the cuts in Russian pipe gas importation that began at the end of 2021 and continued in 2022 with the complete shutdown of the Nordstream. Global gas demand in 2022 was almost at the same level as in 2021. Global demand in 2023 is expectd to be at the same level as in 2022 with the recourse to American LNG to replace Russian gas in Europe, still in competition with Asia. Gas prices in Asia and Europe have returned to much lower levels than the exceptionally high prices reached in the third quarter of 2022 but remain higher than before the crisis. The price of gas in the United States did not experience such a sharp increase in 2022 and has since stabilized.

The Company anticipates in 2024 higher prices than before the crisis on the Asia, Europe and slightly on the USA hubs. Thereafter, natural gas demand would be driven by the same fundamentals as oil (decrease in Europe but resistance in Asia-Pacific), plus its substitution for coal in power generation and by its role as a flexible and controllable source to mitigate the intermittent use and seasonality of renewable energies. The abundant global supply and the growth of liquefied natural gas would, however, limit the potential for higher gas prices. Beyond 2040, with the development of renewables including storage and hydrogen, gas demand is expected to stabilize.

In this context, the gas price level used to determine the value in use of the CGUs concerned is as follows:

On the NBP quotation (Europe): $14.72023/Mbtu in 2024, $12.52023/Mbtu in 2025, $10.22023/Mbtu in 2026, then $82023/Mbtu between 2027 and 2040.

On the Henry Hub quotation (United States): $32023/Mbtu between 2024 and 2040.

On the DES Japan (Asia) quotation: $15.72023/Mbtu in 2024, $13.52023/Mbtu in 2025, $11.22023/Mbtu in 2026, then $92023/Mbtu between 2027 and 2040.

From 2040 onwards, the price trajectory converges towards the price retained in 2050 by the NZE scenario, i.e. $4.22023/Mbtu for NBP, $2.02023/Mbtu for Henry Hub and $5.42023/Mbtu DES Japan (Asia).

The future operational costs were determined by taking into account the existing technologies, the fluctuation of prices for petroleum services in line with market developments and the internal cost reduction programs effectively implemented.

The determination of value in use also takes into account on all identified assets the impact of their CO2 emissions. Future scope 1 and 2 emissions of the assets concerned over the life of the assets are valued at $100/t or the applicable price in a given country, if it is higher. Beyond 2029, the CO2 price is inflated by 2% per year.

The future cash flows are estimated over a period consistent with the life of the assets of the CGUs. They are prepared post-tax and take into account specific risks related to the CGUs’ assets. They are discounted using an 8% post-tax discount rate, this rate being the weighted-average cost of TotalEnergies capital estimated from historical market data. This rate was 8% in 2022 and 7% in 2021. The value in use calculated by discounting the above post-tax cash flows using an 8% post-tax discount rate is not materially different from the value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates generally range from 7% to 14%.

Impairment losses recognized by segment

The CGUs of the Exploration & Production segment are defined as oil and gas fields or groups of oil and gas fields with industrial assets enabling the production, treatment and evacuation of the oil and gas. For the financial year 2023, the Company recorded impairments of assets over CGUs of the Exploration & Production segment for $(881) million in net income, TotalEnergies share.

Impairments recognized in 2023 mainly relate to the Company’s assets in Kenya, Congo and for Al Shaheen in Qatar related to temporal tax effects.

As for sensitivities of the Exploration & Production segment:

➢	a decrease by 1 point in the discount rate would have a positive impact of $0.1 billion in net income, TotalEnergies share.
➢	an increase by 1 point in the discount rate would have an additional negative impact of approximately $0.6 billion in net income, TotalEnergies share.
➢	a decrease of 10% of the oil and gas prices over the duration of the plan (thus an average oil price of around $482023/b) would have an additional negative impact of approximately $0.6 billion in net income, TotalEnergies share.
➢	a decrease of 20% of the oil and gas prices over the duration of the plan (thus an average oil price of around $432023/b) would have an additional negative impact of approximately $2.3 billion in net income, TotalEnergies share.
➢	Taking into account a CO2 cost of $200/t, inflated by 2%/year from 2029 onwards for all assets would have an additional negative impact of approximately $0.2 on net income, TotalEnergies share.

The CGUs of the Integrated LNG segment are subsidiaries or groups of subsidiaries organized by activity or geographical area, and by fields or groups of fields for upstream LNG activities. For the financial year 2023, the Company recorded impairments on CGUs in the Integrated LNG segment for $(124) million in net income, TotalEnergies share.

As for sensitivities of the Integrated LNG:

➢	a decrease by 1 point in the discount rate would have a positive impact of $0.1 billion in net income, TotalEnergies share.

Form 20-F 2023 TotalEnergies	F-29

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

➢	an increase by 1 point in the discount rate would have an additional negative impact of approximately $1.1 billion in net income, TotalEnergies share.
➢	a decrease of 10% of the oil and gas prices over the duration of the plan would have an additional negative impact of approximately $2.1 billion in net income, TotalEnergies share.
➢	a decrease of 20% of the oil and gas prices over the duration of the plan would have an additional negative impact of approximately $5.6 billion in net income, TotalEnergies share.
➢	Taking into account a CO2 cost of $200/t inflated by 2%/year from 2029 onwards for all assets would have an additional negative impact of approximately $0.8 billion in net income, TotalEnergies share.

The CGUs of the Integrated Power segment are subsidiaries or groups of subsidiaries organized by activity or geographical area. For the financial year 2023, the Company recorded impairments on CGUs in the Integrated Power segment for $(773) million in net income, TotalEnergies share.

Impairments recognized in 2023 mainly relate to the offshore wind project in Yunlin, Taiwan, and the goodwill and customer portfolios of gas and power marketing activities in Belgium, Spain and France.

As for sensitivities of the Integrated Power:

➢	a decrease by 1 point in the discount rate would have no impact in net income, TotalEnergies share.
➢	an increase by 1 point in the discount rate would have an additional negative impact of approximately $0.2 billion in net income, TotalEnergies share.

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

For the financial year 2023, the Company has recorded impairments on CGUs in the Refining & Chemicals segment for an amount of $(273) million in net income TotalEnergies share, mainly relating to divestments projects of Naphtachimie to INEOS and the Natref refinery in South Africa.

As for sensitivities of the Refining & Chemicals segment:

-	an increase by 1 point in the discount rate would have an additional negative impact of $0.1 billion in net income, TotalEnergies share.
-	a decrease of 10% of the refining margins (could be in link with the increase of CO2 cost) would have a negative impact of approximately of $0.6 billion in net income, TotalEnergies share.

The most sensitive assets would be the refining assets in France.

The CGUs of the Marketing & Services segment are subsidiaries or groups of subsidiaries organized by geographical area.

For the financial year 2023, the Company recorded impairments on the CGUs of the Marketing & Services segment for $(115) million in net income, TotalEnergies share.

Impairments recognized in years 2022 and 2021

For the financial year 2022, the Company recorded impairments in Exploration & Production, Integrated Gas, Renewables & Power and Marketing & Services segments for an amount of $(15,743) million in net income, TotalEnergies share.

Impairments recognized in 2022 in Exploration & Production segment relate to the Company’s assets in Russia for an amount of $(10,527) million in net income TotalEnergies share, mainly relating to the investment in Novatek.

They also take into account the impairment of the North Platte project assets for $(957) million in net income, TotalEnergies share, following the Company’s decision announced in February not to sanction and so to withdraw from this deepwater project in the Gulf of Mexico.

The impairments recognized also include a reversal of impairment on the Company’s assets in Canada. In the context of the project to spin-off the Company’s upstream activities in Canada, an impairment test was carried out, and the resulting value in use led to a reversal of impairment of $728 million in net income, TotalEnergies share.

Impairments recognized in 2022 on CGUs in the Integrated Gas, Renewables & Power segment for $(4,481) million in net income, TotalEnergies share. Impairments recognized relate to the Company’s assets in Russia for an amount of $(4,142) million in net income, TotalEnergies share, notably concerning Arctic LNG 2.

Impairments recognized in 2022 in CGUs Marketing & Services segment for $(112) million in net income, TotalEnergies share. Impairments recognized relate to the Company’s assets in Russia for an amount $(87) million in net income, TotalEnergies share.

These impairments were qualified as adjustments items of the net income, TotalEnergies share.

For the financial year 2021, the Company recorded impairments in Exploration & Production, Integrated Gas, Renewables & Power, Refining & Chemicals and Marketing & Services segments for an amount of $(910) million in net income, TotalEnergies share.

These impairments were qualified as adjustments items of the net income, TotalEnergies share.

F-30	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Conolidated Financial Statements
Note 4

Note 4 Segment Information by geographical area

		Rest of	North		Rest of
(M$)	France	Europe	America	Africa	the world	Total
For the year ended December 31, 2023
External sales	55,610	97,662	22,219	21,709	39,928	237,128
Property, plant and equipment, intangible assets, net	16,863	24,486	11,228	38,658	50,764	141,999
Capital expenditures	4,166	3,757	3,153	4,877	8,907	24,860
For the year ended December 31, 2022
External sales	58,411	122,641	33,188	24,582	42,177	280,999
Property, plant and equipment, intangible assets, net	13,080	26,382	13,292	39,410	46,867	139,032
Capital expenditures	1,632	2,743	5,304	3,253	6,870	19,802
For the year ended December 31, 2021
External sales	43,316	85,072	22,998	19,520	34,957	205,863
Property, plant and equipment, intangible assets, net	14,204	29,660	12,229	41,593	41,357	139,043
Capital expenditures	2,157	3,027	1,680	3,696	6,029	16,589

Form 20-F 2023 TotalEnergies	F-31

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

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred in exploration costs.

Costs of dry wells and wells that have not found proved reserves are charged to expense in exploration costs.

F-32	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

5.2.1 Operating expenses

For the year ended December 31,
(M$)	2023	2022	2021
Purchases, net of inventory variation (a) (b)	(143,041)	(169,448)	(118,622)
Exploration costs	(573)	(1,299)	(740)
Other operating expenses (c)	(30,419)	(29,789)	(26,894)
of which non-current operating liabilities (allowances) reversals	821	1,086	1,299
of which current operating liabilities (allowances) reversals	(92)	(188)	(30)
OPERATING EXPENSES	(174,033)	(200,536)	(146,256)
(a)	Includes taxes paid on oil and gas production in the Exploration & Production segment, amongst others, royalties.
(b)	TotalEnergies values under / over lifting at market value.
(c)

Principally composed of production and administrative costs (refer to in particular the payroll costs as detailed in Note 10 to the Consolidated Financial Statements “Payroll, staff and employee benefits obligations”).

5.2.2 Research and development costs

Accounting principles Research costs are charged to expense as incurred. Development expenses are capitalized when the criteria of IAS 38 are met.

Research and development costs incurred by TotalEnergies in 2023 and booked in operating expenses (excluding depreciations) amount to $774 million ($762 million in 2022 and $824 million in 2021), corresponding to 0.33% of the sales.

In 2023 3,687 people are dedicated to these research and development activities (3,536 in 2022 and 3,830 in 2021).

5.3 Amortization, depreciation and impairment of tangible assets and mineral interests

The amortization, depreciation and impairment of tangible assets and mineral interests are detailed as follows:

For the year ended December 31,
(M$)	2023	2022	2021
Depreciation and impairment of tangible assets	(11,902)	(11,128)	(12,683)
Amortization and impairment of mineral assets	(860)	(1,093)	(873)
TOTAL	(12,762)	(12,221)	(13,556)

Form 20-F 2023 TotalEnergies	F-33

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

Refining & Chemicals

Petroleum product inventories are mainly comprised of crude oil and refined products. Refined products principally consist of gasoline, distillate and fuel produced by TotalEnergies’ refineries. The turnover of petroleum products does not exceed two months on average.

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

Marketing & Services

The costs of products refined by TotalEnergies’ entities include mainly raw materials costs, production costs (energy, labor, depreciation of producing assets), primary costs of transport and an allocation of production overheads (taxes, maintenance, insurance, etc.).

General administrative costs and financing costs are excluded from the cost price of products.

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

-    In the event that the number of ESC’s held exceeds the obligation at the balance sheet date this is accounted for as inventory. Otherwise a valuation allowance is recorded;

-    ESC inventories are valued at weighted-average cost (acquisition cost for those ESC’s acquired or cost incurred for those ESC’s generated internally).

If the carrying value of the inventory of certificates at the balance sheet date is higher than the market value, an impairment loss is recorded.

F-34	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

As of December 31, 2023		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	3,334	(152)	3,182
Refined products	5,335	(141)	5,194
Chemicals products	1,668	(97)	1,571
Trading inventories	6,158	–	6,158
Other inventories	4,248	(1,036)	3,212
TOTAL	20,743	(1,426)	19,317

As of December 31, 2022		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	4,758	(47)	4,711
Refined products	6,386	(162)	6,224
Chemicals products	1,635	(93)	1,542
Trading inventories	6,672	–	6,672
Other inventories	4,797	(1,010)	3,787
TOTAL	24,248	(1,312)	22,936

As of December 31, 2021		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	3,221	(7)	3,214
Refined products	5,411	(50)	5,361
Chemicals products	1,519	(98)	1,421
Trading inventories	6,501	–	6,501
Other inventories	4,538	(1,083)	3,455
TOTAL	21,190	(1,238)	19,952

Changes in the valuation allowance on inventories are as follows:

			Currency
	Valuation		translation	Valuation
For the year ended December 31,	allowance as of		adjustment and	allowance as of
(M$)	January 1,	Increase (net)	other variations	December 31,
2023	(1,312)	(92)	(22)	(1,426)
2022	(1,238)	(121)	47	(1,312)
2021	(1,285)	(36)	83	(1,238)

5.4.2 Accounts receivable and other current assets

As of December 31, 2023		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	24,334	(892)	23,442
Recoverable taxes	4,085	(7)	4,078
Other operating receivables	15,218	(266)	14,952
Prepaid expenses	1,731	–	1,731
Other current assets	60	–	60
Other current assets	21,094	(273)	20,821

As of December 31, 2022		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	25,204	(826)	24,378
Recoverable taxes	6,295	(32)	6,263
Other operating receivables	28,582	(293)	28,289
Prepaid expenses	1,455	–	1,455
Other current assets	63	–	63
Other current assets	36,395	(325)	36,070

As of December 31, 2021		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	22,776	(793)	21,983
Recoverable taxes	3,713	(54)	3,659
Other operating receivables	29,767	(214)	29,553
Prepaid expenses	1,879	–	1,879
Other current assets	53	–	53
Other current assets	35,412	(268)	35,144

Form 20-F 2023 TotalEnergies	F-35

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

			Currency
	Valuation		translation	Valuation
	allowance as of		adjustments and	allowance as of
For the year ended December 31, (M$)	January 1,	Increase (net)	other variations	December 31,
Accounts receivable
2023	(826)	(82)	16	(892)
2022	(793)	(98)	65	(826)
2021	(831)	(24)	62	(793)
Other current assets
2023	(325)	(7)	59	(273)
2022	(268)	(83)	26	(325)
2021	(275)	(10)	17	(268)

As of December 31, 2023, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $5,903 million, of which $3,211 million was due less than 90 days, $420 million was due between 90 days and 6 months, $993 million was due between 6 and 12 months and $1,278 million was due after 12 months.

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

5.4.3 Other creditors and accrued liabilities

As of December 31, (M$)	2023	2022	2021
Accruals and deferred income	1,129	737	3,744
Payable to States (including taxes and duties)	13,974	14,780	10,281
Payroll	1,687	1,572	1,481
Other operating liabilities	19,937	35,186	27,294
TOTAL	36,727	52,275	42,800

As of December 31, 2023, the heading “Other operating liabilities” notably includes the second quarterly interim dividend for the fiscal year 2023 for $1,959 million, which was paid in January 2024 and the third quarterly interim dividend for the fiscal year 2023 for $1,923 million, which will be paid in April 2024.

As of December 31, 2022, the heading “Other operating liabilities” notably included the second quarterly interim dividend for the fiscal year 2022 for $1,857 million, which was paid in January 2023 and the third quarterly interim dividend for the fiscal year 2022 for $1,827 million, which was paid in April 2023.

As of December 31, 2021, the heading “Other operating liabilities” notably included the second quarterly interim dividend for the fiscal year  2021 for $1,974 million, which was paid in January 2022 and the third quarterly interim dividend for the fiscal year 2021 for $1,948 million, which was paid in April 2022.

F-36	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 5 and 6

Items related to the cash flow statement

5.5 Cash flow from operating activities

Accounting principles

The cash flows incurred in currencies other than dollar has been translated into dollars using the exchange rate on the transaction date or the average exchange rate for the period. Currency translation differences arising from the translation of monetary assets and liabilities denominated in foreign currency into dollars using the closing exchange rates are shown in the consolidated statement of cash flows under “Effect of exchange rates”. Therefore, the consolidated statement of cash flows will not agree with the figures derived from the consolidated balance sheet.

The following table gives additional information on cash paid or received in the cash flow from operating activities.

Detail of interest, taxes and dividends

For the year ended December 31, (M$)	2023	2022	2021
Interests paid	(2,883)	(2,292)	(1,886)
Interests received	1,431	655	284
Income tax paid(a)	(12,688)	(14,486)	(4,508)
Dividends received	2,821	3,955	2,346
(a)	These amounts include taxes paid in kind under production-sharing contracts in exploration and production activities.

Detail of changes in working capital

For the year ended December 31, (M$)	2023	2022	2021
Inventories	3,159	(3,805)	(5,903)
Accounts receivable	306	(3,272)	(6,788)
Other current assets	14,860	(3,523)	(21,026)
Accounts payable	572	5,313	12,073
Other creditors and accrued liabilities	(12,806)	6,478	21,028
NET AMOUNT, DECREASE (INCREASE)	6,091	1,191	(616)

Detail of changes in provisions and deferred taxes

As of December 31, (M$)	2023	2022	2021
Accruals	257	2,177	(467)
Deferred taxes	556	2,417	1,429
TOTAL	813	4,594	962

Note 6 Other items from operating activities

6.1 Other income and other expense

For the year ended December 31, (M$)	2023	2022	2021
Gains on disposal of assets	3,157	2,244	890
Foreign exchange gains	–	379	227
Other	520	226	195
OTHER INCOME	3,677	2,849	1,312

Losses on disposal of assets	(98)	(2,613)	(436)
Foreign exchange losses	(763)	(1,023)	(702)
Amortization of other intangible assets (excl. mineral interests)	(769)	(430)	(448)
Other	(766)	(3,278)	(731)
OTHER EXPENSE	(2,396)	(7,344)	(2,317)

Other income

In 2023, gains on disposal of assets are mainly related to the disposal of the retail network in Germany in the Marketing & Services segment, to the sale of the 50% participation in the Surmont asset and the disposal of TotalEnergies EP Canada Ltd shares in the segment Exploration & Production. The “Other” heading notably includes a revaluation of $388 million from the previously held share of Total Eren.

In 2022, gains on disposal of assets were mainly related to the partial disposal of TotalEnergies’ interest in its subsidiary which owns 50.5% of SunPower and the revaluation of its retained interest which is accounted for using the equity method for $1,461 million in the segment Integrated Power.

Form 20-F 2023 TotalEnergies	F-37

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 6

In 2021, gains on disposal of assets included the sale of interests in onshore Oil Mining Lease 17 in Nigeria in the Exploration & Production segment, the sale of interests in two portfolios of renewable assets in the Integrated LNG and Integrated Power segments, and the sale of a part of TotalEnergies’ investment in Trapil in the Refining & Chemicals and Marketing & Services segments.

Other expense

In 2023, the heading “Other” mainly consists in impairments related to the Yunlin offshore wind project in Taiwan in the segment Integrated Power and to the divestment project of Natref refinery in South Africa in the segment Refining & Chemicals. In 2022, losses on disposal were mainly related to the recycling in expenses of Exploration & Production, of an amount of $2,384 million representing the accumulated foreign exchange losses accumulated in equity since the acquisition of the Novatek stake and until its deconsolidation date. The heading “Other” notably includes provisions relating to assets in Russia in the Integrated LNG and Exploration & Production segments.

In 2021, losses on disposal were mainly related to the sale of the Utica asset in the United States as well as the sale of interests in non - operated assets and the Cap Lopez oil terminal in Gabon in the Exploration & Production segment. The heading “Other” mainly consists of the restructuring charges in the Exploration & Production, Refining & Chemicals, Marketing & Services and Holding segments for an amount of $288 million, and of the impairment of non - consolidated shares and provision for financial risks for $238 million.

6.2 Other financial income and expense

As of December 31, (M$)	2023	2022	2021
Dividend income on non-consolidated subsidiaries	143	159	203
Capitalized financial expenses	667	310	134
Other	475	427	425
OTHER FINANCIAL INCOME	1,285	896	762
Accretion of asset retirement obligations	(524)	(430)	(449)
Other	(207)	(103)	(90)
OTHER FINANCIAL EXPENSE	(731)	(533)	(539)

6.3 Other non-current assets

As of December 31, 2023		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,516	(294)	2,222
Other non-current financial assets related to operational activities	1,761	–	1,761
Other	330	–	330
TOTAL	4,607	(294)	4,313

As of December 31, 2022		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,092	(255)	1,837
Other non-current financial assets related to operational activities	250	—	250
Other	301	—	301
TOTAL	2,643	(255)	2,388

As of December 31, 2021		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,364	(257)	2,107
Other non-current financial assets related to operational activities	312	—	312
Other	378	—	378
TOTAL	3,054	(257)	2,797
(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

				Currency
	Valuation			translation	Valuation
For the year ended December 31,	allowance as of			adjustment and	allowance as of
(M$)	January 1,	Increases	Decreases	other variations	December 31,
2023	(255)	(11)	2	(30)	(294)
2022	(257)	(27)	11	18	(255)
2021	(273)	(6)	14	8	(257)

F-38	TotalEnergies Form 20-F 2023

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

Intangible assets (excluding mineral interests) that have a finite useful life are amortized on a straight-line basis over three to twenty years depending on the useful life of the assets. The corresponding depreciation expense is recorded under “Other expense”.

As of December 31, 2023		Amortization and
(M$)	Cost	impairment	Net
Goodwill	10,484	(533)	9,951
Proved mineral interests	17,713	(9,704)	8,009
Unproved mineral interests	14,976	(2,624)	12,352
Other intangible assets	7,354	(4,583)	2,771
TOTAL INTANGIBLE ASSETS	50,527	(17,444)	33,083

As of December 31, 2022		Amortization and
(M$)	Cost	impairment	Net
Goodwill	9,010	(360)	8,650
Proved mineral interests	18,025	(10,088)	7,937
Unproved mineral interests	15,962	(2,946)	13,016
Other intangible assets	6,795	(4,467)	2,328
TOTAL INTANGIBLE ASSETS	49,792	(17,861)	31,931

As of December 31, 2021		Amortization and
(M$)	Cost	impairment	Net
Goodwill	9,728	(899)	8,829
Proved mineral interests	17,382	(9,730)	7,652
Unproved mineral interests	16,637	(2,831)	13,806
Other intangible assets	7,185	(4,988)	2,197
TOTAL INTANGIBLE ASSETS	50,932	(18,448)	32,484

Form 20-F 2023 TotalEnergies	F-39

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

Change in net intangible assets is analyzed in the following table:

					Currency
	Net amount as of			Amortization and	translation		Net amount as of
(M$)	January 1,	Expenditures	Disposals	impairment	adjustment	Other	December 31,
2023	31,931	1,244	(458)	(1,630)	148	1,848	33,083
2022	32,484	1,991	(75)	(1,582)	(423)	(464)	31,931
2021	33,528	696	(271)	(1,322)	(394)	247	32,484

In 2023, the heading “Amortization and impairment” includes the accounting impact of exceptional asset impairments for an amount of $472 million (see Note 3.C “Asset impairment”), related in particular to goodwill and customer portfolios of gas and power marketing activities in Belgium, Spain and France.

In 2023, the heading “Other” mainly reflects changes in the consolidation scope, in particular the acquisition of Total Eren for $2,238 million.

In 2022, the heading “Amortization and impairment” included the accounting impact of exceptional asset impairments for an amount of $301 million, resulting in particular from the withdrawal from the North Platte project in the deep waters of the Gulf of Mexico (see Note 3.C “Asset impairment”).

In 2022, the heading “Other” mainly reflected changes in the consolidation scope (in particular the removal of SunPower from the scope of consolidation for $167 million).

In 2021, the heading “Amortization and impairment” included the accounting impact of exceptional asset impairments for an amount of $253 million, notably relating to the end of the Qatargas 1 licence agreement and unconventional assets in the United States (see Note 3.C “Asset impairment”).

In 2021, the heading “Other” mainly reflected changes in the consolidation scope (including the acquisition of Blue Raven Solar for $140 million and Fonroche Biogaz) for $89 million.

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2023 is as follows:

	Net goodwill as of				Net goodwill as of
(M$)	January 1, 2023	Increases	Impairments	Other	December 31, 2023
Exploration & Production	2,581	–	-	(90)	2,491
Integrated LNG	2,804	44	–	9	2,857
Integrated Power	2,219	1,452	(101)	96	3,666
Refining & Chemicals	502	19	(18)	35	538
Marketing & Services	516	–	(65)	(55)	396
Corporate	28	–	–	(25)	3
TOTAL	8,650	1,515	(184)	(30)	9,951

F-40	TotalEnergies Form 20-F 2023

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

In the event that, due to the price effect on reserves evaluation, the unit-of-production method does not reflect properly the useful life of the asset, an alternative depreciation method is applied based on the reserves evaluated with the price of the previous year. As of December 31, 2023, 2022 and 2021, this alternative method is not applied as, given the price used to assess the reserves, the unit-of-production method correctly reflects the useful life of the assets.

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

●      if the project is financed by all TotalEnergies’ debt, the capitalization of borrowing costs is based on the weighted average borrowing cost for the period.

Routine maintenance and repairs are charged to expense as incurred. The costs of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two consecutive major turnarounds.

Other property, plant and equipment are depreciated using the straight-line method over their useful lives, which are as follows:

● Furniture, office equipment, machinery and tools	3-12 years
● Transportation equipment	5-20 years
● Storage tanks and related equipment	10-15 years
● Specialized complex installations and pipelines	10-30 years
● Buildings	10-50 years

Form 20-F 2023 TotalEnergies	F-41

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

As of December 31, 2023		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	201,961	(144,082)	57,879
Unproved properties	1,455	(268)	1,187
Work in progress	23,729	(443)	23,286
Subtotal	227,145	(144,793)	82,352
Other property, plant and equipment
Land	2,837	(1,008)	1,829
Machinery, plant and equipment (including transportation equipment)	38,769	(27,222)	11,547
Buildings	9,529	(6,105)	3,424
Work in progress	5,262	(23)	5,239
Other	12,344	(7,819)	4,525
Subtotal	68,741	(42,177)	26,564
TOTAL PROPERTY, PLANT AND EQUIPMENT	295,886	(186,970)	108,916

As of December 31, 2022		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	210,079	(146,571)	63,508
Unproved properties	1,023	(268)	755
Work in progress	20,294	(688)	19,606
Subtotal	231,396	(147,527)	83,869
Other property, plant and equipment
Land	3,089	(1,039)	2,050
Machinery, plant and equipment (including transportation equipment)	37,002	(26,079)	10,923
Buildings	10,230	(6,627)	3,603
Work in progress	3,960	(23)	3,937
Other	10,401	(7,682)	2,719
Subtotal	64,682	(41,450)	23,232
TOTAL PROPERTY, PLANT AND EQUIPMENT	296,078	(188,977)	107,101

As of December 31, 2021		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	212,264	(149,221)	63,043
Unproved properties	1,635	(268)	1,367
Work in progress	18,463	(831)	17,632
Subtotal	232,362	(150,320)	82,042
Other property, plant and equipment
Land	3,145	(973)	2,172
Machinery, plant and equipment (including transportation equipment)	38,285	(26,425)	11,860
Buildings	10,558	(6,646)	3,912
Work in progress	3,625	(8)	3,617
Other	10,434	(7,478)	2,956
Subtotal	66,047	(41,530)	24,517
TOTAL PROPERTY, PLANT AND EQUIPMENT	298,409	(191,850)	106,559

Change in net property, plant and equipment is analyzed in the following table:

					Currency
	Net amount as of			Depreciation and	translation		Net amount as of
(M$)	January 1,	Expenditures	Disposals	impairment	adjustment	Other	December 31,
2023	107,101	16,478	(3,781)	(12,448)	415	1,151	108,916
2022	106,559	13,699	(951)	(12,275)	(2,236)	2,305	107,101
2021	108,335	11,647	(705)	(13,133)	(1,739)	2,154	106,559

In 2023, the heading “Disposals” mainly includes the impact of the sale of assets in Canada to ConocoPhillips of $3,220 million.

In 2023, the heading “Depreciation and impairment” includes the impact of impairments of assets recognized for an amount of $653 million (see Note 3.C “Asset impairment”) including notably upstream assets in Kenya and Congo and impairments related to the project of selling Naphtachimie to INEOS.

In 2023, the heading “Other” includes in particular the impact of changes in the consolidation scope for $298 million (mainly the acquisition of Total Eren for $2,193 million, the sale of TotalEnergies EP Canada Ltd. to Suncor for $(1,134) million and the exit of network activities in Germany for $(826) million), the impact of new IFRS 16 contracts during the year (mainly FPSO and ships) for $2,526 million and the impact of the revaluation of provisions for sites restitution on tangible assets for $(1,262) million.

F-42	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

In 2022, the heading “Disposals” mainly included the impact of the transfer of assets from TotalEnergies East Africa Midstream to the equity - accounted company EACOP for $508 million.

In 2022, the heading “Depreciation and impairment” included the impact of impairments of assets recognized for an amount of $888 million, including the withdrawal from the North Platte project in the deep waters of the Gulf of Mexico, and an impairment reversal of $1,196 million on the Company’s assets in Canada (see Note 3.C “Asset impairment”).

In 2022, the heading “Other” included the impact of changes in the consolidation scope, and the impact of new IFRS 16 contracts during the year (mainly FPSOs and vessels) for an amount of $1,969 million.

In 2021, the heading “Disposals” mainly included the sale of non-operated assets in Gabon for $397 million.

In 2021, the heading “Depreciation and impairment” included the impact of impairments of assets recognized for an amount of $615 million including the Company’s assets in Myanmar and unconventional assets in the United States (see Note 3.C “Asset impairment”).

In 2021, the heading “Other” included the impact of changes in the consolidation scope, and the impact of the new IFRS 16 contracts of the period (mainly new chartering contracts) for an amount of $1,786 million.

Following the application of IFRS 16 “Leases”, property, plant and equipment as at December 31, 2023, 2022 and 2021 presented above include the following amounts for rights of use of assets:

As of December 31, 2023		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	4,770	(1,927)	2,843
Other property, plant and equipment
Land	1,383	(415)	968
Machinery, plant and equipment (including transportation equipment)	4,751	(2,235)	2,516
Buildings	1,332	(614)	718
Other	908	(529)	379
Subtotal	8,374	(3,793)	4,581
TOTAL PROPERTY, PLANT AND EQUIPMENT	13,144	(5,720)	7,424

As of December 31, 2022		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	4,497	(2,121)	2,376
Other property, plant and equipment
Land	1,396	(397)	999
Machinery, plant and equipment (including transportation equipment)	4,691	(2,100)	2,591
Buildings	1,750	(615)	1,135
Other	745	(483)	262
Subtotal	8,582	(3,595)	4,987
TOTAL PROPERTY, PLANT AND EQUIPMENT	13,079	(5,716)	7,363

As of December 31, 2021		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	3,228	(1,683)	1,545
Other property, plant and equipment
Land	1,441	(324)	1,117
Machinery, plant and equipment (including transportation equipment)	4,910	(1,819)	3,091
Buildings	1,853	(561)	1,292
Other	712	(404)	308
Subtotal	8,916	(3,108)	5,808
TOTAL PROPERTY, PLANT AND EQUIPMENT	12,144	(4,791)	7,353

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

Form 20-F 2023 TotalEnergies	F-43

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

The contribution of equity affiliates in the consolidated balance sheet, consolidated statement of income and consolidated statement of comprehensive income is presented below:

Equity value
As of December 31,
(M$)	2023	2022	2021
Total Associates	9,484	9,533	17,244
Total Joint ventures	16,411	14,623	9,277
TOTAL	25,895	24,156	26,521
Loans	4,562	3,733	4,532
TOTAL	30,457	27,889	31,053

Profit/(loss)
(M$)	2023	2022	2021
Total Associates	1,132	(4,567)	1,186
Total Joint ventures	713	2,675	2,252
TOTAL	1,845	(1,892)	3,438

Other comprehensive income
(M$)	2023	2022	2021
Total Associates	(57)	3,368	734
Total Joint ventures	(151)	129	(28)
TOTAL	(208)	3,497	706

A)  Information related to associates

Information (100% basis) related to significant associates is as follows:

	Liquefaction entities			Novatek(a)
Exploration & Production activites (M$)	2023	2022	2021	2022	2021
Non current assets	42,197	40,850	39,348	–	26,954
Current assets	5,745	8,276	11,075	–	8,208
TOTAL ASSETS	47,942	49,126	50,423	–	35,162
Shareholder’s equity	35,144	19,188	23,867	–	25,944
Non current liabilities	7,700	22,312	19,659	–	3,246
Current liabilities	5,098	7,626	6,897	–	5,972
TOTAL LIABILITIES	47,942	49,126	50,423	–	35,162
Revenues from sales	26,288	35,888	23,243	–	15,876
Net income	6,880	10,247	8,056	–	5,871
Other comprehensive income	–	–	–	–	(82)
% owned	–	–	–	19.40%	19.40%
Equity value	3,963	3,243	5,582	–	6,243
Including goodwill and identifiable assets	32	34	1,832	–	1,210
Profit/(loss)	822	(340)	1,024	(5,747)	1,065
Share of other comprehensive income, net amount	(19)	(71)	85	3,118	446
Dividends paid to TotalEnergies	1,052	1,224	817	883	387
(a)	Information includes the best Company’s estimates of results at the date of TotalEnergies’ financial statements.

As of 31 December 2023, and as of 31 December 2022, Novatek is no longer consolidated as an equity accounted affiliate in the Company’s consolidated financial statements. This stake is recognized in “other investments” and is measured in accordance with IFRS 9 at fair value through profit or loss. In the context of the Russian-Ukrainian conflict, the Company considers that the market value of Novatek is not representative of its fair value. As of December 31, 2023, and as of December 31, 2022, the Company retained a zero fair value given the very significant uncertainties on any valuation assumption for the stake in Novatek.

TotalEnergies’ interests in associates operating liquefaction plants are combined. In 2023, the amounts include investments in Nigeria LNG (15.00%), Angola LNG Limited (13.60%), Yemen LNG Co. (39.62%), Qatar Liquefied Gas Company Limited (Qatargas) (10.00%), Qatar Liquefied Gas Company Limited II (16.70%), Oman LNG LLC (5.54%), Abu Dhabi Gas Liquefaction Company Limited (5.00%), as well as the year’s acquisitions, mainly Qatar Liquified Gas Company Limited 5 (North Field East project) (25%) and Qatar Liquified Gas Company Limited 10 (North Field South project) (25%).

F-44	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

Renewables and Electricity activities	Adani Green Energy Limited
(M$)	2023	2022	2021
Non current assets	7,887	6,961	6,223
Current assets	1,091	769	1,042
TOTAL ASSETS	8,978	7,730	7,265
Shareholder’s equity	965	807	316
Non current liabilities	5,712	5,805	5,560
Current liabilities	2,301	1,118	1,389
TOTAL LIABILITIES	8,978	7,730	7,265
Revenues from sales	1,061	1,073	545
Net income	162	104	35
Other comprehensive income	5	(112)	(10)
% owned	19.74%	19.74%	20.00%
Equity value	1,877	1,856	2,102
including goodwill and identifiable assets	1,687	1,697	2,039
Profit/(loss)	32	21	7
Share of other comprehensive income, net amount	3	23	6
Dividends paid to TotalEnergies	–	–	–

	Saudi Aramco Total
Refining & Chemicals activities	Refining & Petrochemicals			Qatar
(M$)	2023	2022	2021	2023	2022	2021
Non current assets	9,780	10,003	10,264	2,882	3,905	3,909
Current assets	2,584	3,615	2,221	2,000	2,491	1,908
TOTAL ASSETS	12,364	13,618	12,485	4,882	6,396	5,817
Shareholder’s equity	3,527	3,858	1,164	2,748	2,737	2,693
Non current liabilities	5,850	6,365	7,322	835	2,062	1,906
Current liabilities	2,987	3,395	3,999	1,299	1,597	1,218
TOTAL LIABILITIES	12,364	13,618	12,485	4,882	6,396	5,817
Revenues from sales	12,994	20,492	11,123	9,506	13,193	9,266
Net income	584	2,409	(245)	203	629	649
Other comprehensive income	(59)	284	155	(7)	(5)	(5)
% owned	37.50%	37.50%	37.50%
Equity value	1,323	1,447	437	665	703	693
including goodwill and identifiable assets	–	–	–	–	–	–
Profit/(loss)	219	903	(92)	78	161	174
Share of other comprehensive income, net amount	(46)	147	116	(7)	10	13
Dividends paid to TotalEnergies	321	–	–	145	138	199

Saudi Aramco Total Refining & Petrochemicals is an entity including a refinery in Jubail, Saudi Arabia, with a capacity of 460,000 barrels/day with integrated petrochemical units.

The TotalEnergies’ interests in associates of the Refining & Chemicals segment, operating steam crackers and polyethylene lines in Qatar have been combined: Qatar Petrochemical Company Ltd. (20.00%), Qatofin (49.08%), Laffan Refinery (10.00%).

Form 20-F 2023 TotalEnergies	F-45

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

B)  Information related to joint ventures

The information (100% gross) related to significant joint ventures is as follows:

	Liquefaction entities			GIP III Zephyr			Hanwha TotalEnergies
	(Integrated LNG)			(Integrated			Petrochemical Co.Ltd
				Power)			(Refining & Chemicals)
(M$)	2023	2022	2021	2023		2022	2023	2022	2021
Non current assets	62,461	65,293	66,924	13,111		12,406	3,959	4,113	4,443
Current assets excluding cash and cash equivalents	2,832	2,630	2,912	375		370	2,089	2,326	2,117
Cash and cash equivalents	4,690	4,375	2,312	1,313		1,116	113	82	151
TOTAL ASSETS	69,983	72,298	72,148	14,799		13,892	6,161	6,521	6,711
Shareholder’s equity - Group share	20,438	17,455	9,956	604		296	2,963	3,146	3,538
Shareholder's equity - Non controlling interests	–	–	–	1,912		2,548	–	–	–
Other non current liabilities	10,399	10,785	8,205	1,460		1,285	174	180	164
Non current financial debts	36,144	41,452	50,920	9,598		8,808	858	1,220	1,241
Other current liabilities	3,002	2,606	3,067	414		496	1,137	1,117	1,055
Current financial debts	–	–	–	811		459	1,029	858	713
TOTAL LIABILITIES	69,983	72,298	72,148	14,799		13,892	6,161	6,521	6,711
Revenues from sales	17,605	24,701	14,380	1,452		351	8,754	10,824	8,600
Depreciation and depletion of tangible assets and mineral interests	(2,700)	(2,814)	(3,058)	(460)		(129)	(281)	(289)	(312)
Interest income	32	17	–	40		5	–	–	–
Interest expense	(3,146)	(2,453)	(2,599)	(315)		(95)	(67)	(47)	(44)
Income taxes	(1,798)	(2,804)	(1,448)	–		–	10	(65)	(222)
Net income	5,122	12,791	5,600	83		(36)	(28)	123	620
Non controlling interests	–	–	–	(126)		219	–	–	–
Other comprehensive income	(52)	526	323	(2)		–	(105)	(189)	(308)
% owned				50.00%		50.00%	50.00%	50.00%	50.00%
Equity value	4,941	4,315	2,725	2,283		2,356	1,482	1,573	1,769
including goodwill and identifiable assets	430	465	502	1,981	(a)	2,208	–	–	–
Profit/(loss)	1,058	2,616	1,119	29		(18)	(14)	62	310
Share of other comprehensive income, net amount	(14)	137	84	(1)		–	(69)	(59)	(150)
Dividends paid to TotalEnergies	418	1,166	81	100		46	25	162	109

(a)	Goodwill represents the valuation of this entity’s ability to generate future projects in the field of renewable energy and amounts to M$1,755 as of December 31, 2023.

TotalEnergies’ interests in joint ventures operating liquefaction plants have been combined. The amounts include investments in Yamal LNG in Russia (20.02% direct holding) and Ichthys LNG in Australia (26.00%).

GIP III Zephyr Holdings, LLC holds the shares of Clearway Energy Group (CEG), a developer of renewables projects, owning 42% of economic interest of its listed subsidiary, Clearway Energy LLC. (CWEN).

Hanwha TotalEnergies Petrochemical Co. Ltd is a South Korean company that operates a petrochemical complex in Daesan (condensate separator, steam cracker, styrene, paraxylene, polyolefins).

Off-balance sheet commitments relating to joint ventures are disclosed in Note 13 of the Consolidated Financial Statements.

C)  Other equity affiliates

In TotalEnergies share, the main aggregated financial items in equity affiliates including assets held for sale, which have not been presented individually are as follows:

	2023		2022		2021
As of December 31,		Joint		Joint		Joint
(M$)	Associates	ventures	Associates	ventures	Associates	ventures
Non Current assets	4,977	13,224	6,014	11,281	5,987	9,745
Current assets	1,231	2,988	1,591	2,742	1,849	1,799
TOTAL ASSETS	6,208	16,212	7,605	14,023	7,836	11,544
Shareholder's equity - TotalEnergies share	921	4,625	1,423	3,894	1,366	2,531
Shareholder's equity - Non controlling interests	–	75	–	140	–	–
Non current liabilities	4,553	8,798	5,296	7,375	5,455	7,460
Current liabilities	734	2,714	886	2,614	1,015	1,553
TOTAL LIABILITIES	6,208	16,212	7,605	14,023	7,836	11,544

F-46	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

	2023		2022		2021
For the year ended December 31,		Joint		Joint		Joint
(M$)	Associates	ventures	Associates	ventures	Associates	ventures
Revenues from sales	2,026	7,451	2,338	7,026	2,450	4,850
Net income	7	(279)	488	454	514	381
Non controlling interests	–	(64)	–	–	–	–
Share of other comprehensive income items	11	(67)	140	52	68	38
Equity value	1,656	7,705	2,285	6,379	2,188	4,782
Profit/(Loss)	(19)	(359)	436	15	(992)	823
Dividends paid to TotalEnergies	323	120	469	63	498	96

8.2 OTHER INVESTMENTS

Accounting principles

Other investments are equity instruments and are measured according to IFRS 9 at fair value through profit and loss (default option). On initial recognition, the standard allows to make an election to record the changes of fair value in other comprehensive income. For these equity instruments, only dividends can be recognized in profit or loss.

TotalEnergies recognizes changes in fair value in equity or in profit or loss according to the option chosen on an instrument by instrument basis.

For quoted shares on active markets, this fair value is based on the market price.

	As of			As of
As of December 31, 2023	January 1,	Increase -	Change in	December 31,
(M$)	2023	Decrease	fair value	2023
Next Decade Corporation	–	219	(5)	214
Other shares at fair value through other comprehensive income (unit value < $50M)	119	28	(6)	141
Equity instruments recorded at fair value other comprehensive income	119	247	(11)	355
BTC Limited	5	–	–	5
Hubei Cathay Smart Energy Fund	54	(54)	–	–
Nordian CPO(a)	–	70	–	70
Other shares at fair value through profit and loss (unit value < $50M)	873	264	(24)	1,113
Equity instruments recorded at fair value profit and loss	932	280	(24)	1,188
TOTAL EQUITY INSTRUMENTS	1,051	527	(35)	1,543

(a)	Nordian CPO will be consolidate in 2024

	As of			As of
As of December 31, 2022	January 1,	Increase -	Change in	December 31,
(M$)	2022	Decrease	fair value	2022
Enphase Energy Inc.	457	(579)	122	–
Other shares at fair value through other comprehensive income (unit value < $50M)	116	13	(10)	119
Equity instruments recorded at fair value other comprehensive income	573	(566)	112	119
BTC Limited	14	–	(9)	5
Hubei Cathay Smart Energy Fund	36	7	11	54
Other shares at fair value through profit and loss (unit value < $50M)	1,002	(54)	(75)	873
Equity instruments recorded at fair value profit and loss	1,052	(47)	(73)	932
TOTAL EQUITY INSTRUMENTS	1,625	(613)	39	1,051

	As of			As of
As of December 31, 2021	January 1,	Increase -	Change in	December 31,
(M$)	2021	Decrease	fair value	2021
Enphase Energy Inc.	613	(177)	21	457
Tellurian Investments Inc.	57	(111)	54	–
Other shares at fair value through other comprehensive income (unit value < $50M)	113	12	(9)	116
Equity instruments recorded at fair value other comprehensive income	783	(276)	66	573
BBPP	58	(58)	–	–
BTC Limited	27	—	(13)	14
Hubei Cathay Smart Energy Fund	36	1	(1)	36
Other shares at fair value through profit and loss (unit value < $50M)	1,103	(107)	6	1,002
Equity instruments recorded at fair value profit and loss	1,224	(164)	(8)	1,052
TOTAL EQUITY INSTRUMENTS	2,007	(440)	58	1,625

Form 20-F 2023 TotalEnergies	F-47

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

8.3 Related parties

The main transactions as well as receivable and payable balances with related parties (principally non-consolidated subsidiaries and equity affiliates) are detailed as follows:

As of December 31,
(M$)	2023	2022	2021
Balance sheet
Receivables
Debtors and other debtors	1,144	1,231	809
Loans (excl. loans to equity accounted for affiliates)	232	184	113
Payables
Creditors and other creditors	1,068	1,610	1,347
Debts	1	5	2

For the year ended December 31,
(M$)	2023	2022	2021
Statement of income
Sales	7,222	6,806	4,250
Purchases	(15,574)	(25,656)	(13,473)
Financial income	3	3	–
Financial expense	(5)	(9)	(8)

8.4 Compensation for the administration and management bodies

The aggregated amount of direct and indirect compensation accounted by the French and foreign affiliates of the Company, for all executive officers of TotalEnergies as of December 31 and for the members of the Board of Directors who are employees of TotalEnergies, is detailed below.

As of December 31, 2023, December 31, 2022, and December 31, 2021, TotalEnergies Executive Officers are the members of the Executive Committee, i.e. eight people and there are three employees members of the Board of Directors.

For the year ended December 31,
(M$)	2023	2022	2021
Number of people	11	11	11
Direct or indirect compensation	13.9	12.4	11.9
Pension expenses (a)	3.5	1.9	1.4
Share-based payments expense (IFRS 2) (b)	8.7	7.7	4.9

(a)

The benefits provided for Executive Officers of the Company and the members of the Board of Directors, who are employees of the Company, include severance to be paid upon retirement, supplementary pension schemes and insurance plans, which represent a commitment of $82.9 million as of December 31, 2023 (against $64.3 million as of December 31, 2022 and $90.7 million as of December 31, 2021). Converted into Euros, this commitment amounts to €75 million as of December 31, 2023 (against €60.3 million as of December 31, 2022 and €80.1 million as of December 31, 2021). The increase is related to the decrease in discount rates.

(b)

Share-based payments expense computed for the Executive Officers and the members of the Board of Directors who are employees of TotalEnergies and based on the principles of IFRS 2 “Share-based payments” described in Note 9.

The compensation allocated to members of the Board of Directors as directors’ fees totaled $2 million in 2023 ($1.84 million in 2022 and $2.06 million in 2021).

Note 9 Shareholders’ equity and share-based payments

9.1 SHAREHOLDERS’ EQUITY

Number of TotalEnergies shares and rights attached

As of December 31, 2023, the share capital of TotalEnergies SE amounts to €6,030,629,587.50, divided into 2,412,251,835 shares, with a par value of €2.50. There is only one category of shares. The shares may be held in either registered or bearer form.

The authorized share capital amounts to 3,436,374,353 shares as of December 31, 2023, compared to 3,664,966,081 shares as of December 31, 2022 and 3,686,636,841 shares as of December 31, 2021.

It was decided, at the Shareholders’ Meeting of May 26, 2023, in accordance with Article L. 22-10-46 of the French Commercial Code, to abolish the double voting rights. As of December 31, 2023, no double voting rights are attached to the Company’s shares.

Pursuant to the Corporation’s bylaws (Statutes), no shareholder may cast a vote at a Shareholders’ Meeting, either by himself or through an agent, representing more than 10% of the total voting rights for the Corporation’s shares. This limit applies to the aggregated amount of voting rights held directly, indirectly or through voting proxies.

These restrictions no longer apply if any individual or entity, acting alone or in concert, acquires at least two-thirds of the total share capital of the Corporation.

F-48	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Share cancellation

The Board of Directors, pursuant to the authorization granted by the Extraordinary Shareholders’ Meeting on May 26, 2017, in the thirteenth resolution and renewed by the twenty - third resolution of the Extraordinary Shareholders’ Meeting on May 25, 2022 to reduce, on one or more occasions, the Corporation’s share capital by cancelling shares, in accordance with the provisions of Articles L. 225-209 (became L. 22-10-62) and L. 225-213 of the French Commercial Code, has proceeded with the following cancellation of TotalEnergies shares:

			Percentage
		Number of shares bought back and cancelled	of the share
	Board of Directors’	for the purpose of the shareholder policy	capital
Fiscal year	decision date		cancelled(a)
2023	September 21, 2023(b)	86,012,344 shares bought back between January 2 and August 24, 2023	3.44%
2023	February 7, 2023	128,869,261 shares bought back between February 11 and December 15, 2022	4.92%
2022	February 9, 2022	30,665,526 shares bought back between November 8 and December 22, 2021	1.16%
2021	February 8, 2021	23,284,409 shares bought back between October 31, 2019 and March 9, 2020	0.88%
(a)	Percentage of the share capital that the cancelled shares represented on the operations’ date.
(b)	With effect as at 2023, September 25.

Under the terms of the twenty-third resolution of the General Meeting of Shareholders of May 25, 2022, the Board of Directors is authorized to cancel the shares of the Company within the limit of 10% of the capital of the Company existing on the date of the operation per period of 24 months.

Variation of the number of shares composing the share capital

AS OF DECEMBER 31, 2020 (a)		2,653,124,025
	Capital reduction by cancellation of treasury shares	(23,284,409)
	2021 Capital increase reserved for employees	10,589,713
AS OF DECEMBER 31, 2021 (b)		2,640,429,329
	Capital reduction by cancellation of treasury shares	(30,665,526)
	Deferred contribution pursuant to the 2017 capital increase reserved for employees	9,471
	2022 Capital increase reserved for employees	9,358,011
AS OF DECEMBER 31, 2022 (c)		2,619,131,285
	Capital reduction by cancellation of treasury shares	(214,881,605)
	2023 Capital increase reserved for employees	8,002,155
AS OF DECEMBER 31, 2023 (d)		2,412,251,835
(a)	Including 24,392,703 treasury shares deducted from consolidated shareholders’ equity.
(b)	Including 33,841,104 treasury shares deducted from consolidated shareholders’ equity.
(c)	Including 137,187,667 treasury shares deducted from consolidated shareholders’ equity.
(d)	Including 60,543,213 treasury shares deducted from consolidated shareholders’ equity.

Capital increase reserved for employees

The Extraordinary Shareholders’ Meeting (“ESM”) of May 26, 2023, in its sixteenth resolution, granted the authority to the Board of Directors to carry out, a capital increase, in one or more occasions within a maximum period of twenty-six months, reserved to members (employees and retirees) of a company or group savings plan (“ESOP”).

In fiscal year 2023, the Board of Directors of September 21, 2023, by virtue of the sixteenth resolution above-mentioned, decided to proceed with a capital increase reserved for employees and retirees within the limit of 18 million shares with immediate dividend rights. On this occasion, the Board of Directors has granted all powers to the Chairman and Chief Executive Officer to determine the opening and closing dates of the subscription period and the subscription price. This capital increase is expected to be completed after the Shareholders’ Meeting of May 24, 2024.

During the fiscal years 2023, 2022 and 2021, the Corporation completed the following ESOP, which terms are set out below:

Fiscal year	2023	2022	2021
Date of the ESOP	June 7, 2023	June 8, 2022	June 9, 2021
By virtue of	22nd resolution of the ESM of May 25, 2022	17th resolution of the ESM of May 28, 2021	20th resolution of the ESM of May 29, 2020
Subscriptions
Number of shares subscribed	7,760,062	9,130,380	10,376,190
Subscription price	45.60 euros	37.00 euros	30.50 euros
Free shares
Number of shares granted	242,093	227,631	213,523

Form 20-F 2023 TotalEnergies	F-49

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Treasury shares

Accounting principles

Treasury shares held by TotalEnergies SE, or by its subsidiaries are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.

Number of treasury shares held by TotalEnergies SE

As of December 31,	2023	2022	2021
Number of treasury shares held by TotalEnergies SE	60,543,213	137,187,667	33,841,104
Percentage of share capital	2.51%	5.24%	1.28%
of which shares acquired with the intention to cancel them	56,557,576	128,869,261	30,665,526
of which shares allocated to TotalEnergies share performance plans	3,887,587	8,231,365	3,103,018
of which shares intended to be allocated to new share performance or purchase options plans	98,050	87,041	72,560

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

As of December 31, 2023, paid-in surplus relating to TotalEnergies SE amounted to €24,385 million (€35,099 million as of December 31, 2022 and €36,030 million as of December 31, 2021).

Reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of TotalEnergies SE would be taxed for an approximate amount of  $234 million as of December 31, 2023 ($227 million as of December 31, 2022 and $362 million as of December 31, 2021) due to additional corporation tax applied on regulatory reserves so that they become distributable.

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

F-50	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

The variation of both weighted-average number of shares and weighted-average number of diluted shares, as of December 31, respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2023	2022	2021
Number of shares as of January 1,	2,619,131,285	2,640,429,329	2,653,124,025
TotalEnergies shares held by TotalEnergies SE or by its subsidiaries and deducted from shareholders’ equity	(137,187,667)	(33,841,104)	(24,392,703)
Evolution of the number of shares during the financial year pro-rated
Final grant of TotalEnergies performance shares	5,378,956	5,152,336	3,810,430
Capital increase reserved for employees (a)	4,671,946	5,465,154	6,177,333
Capital increase as payment of the scrip dividend	–	–	–
Buyback of TotalEnergies treasury shares including:	(74,633,216)	(62,498,318)	(7,296,460)
Shares repurchased during the fiscal year to cancel the dilution caused by the scrip dividend payment and within the framework of the share buyback program	(72,985,133)	(58,621,530)	(3,762,794)
Shares repurchased during the fiscal year to cover for the performance share plans	(1,648,083)	(3,876,788)	(3,533,666)
WEIGHTED-AVERAGE NUMBER OF SHARES	2,417,361,304	2,554,707,397	2,631,422,625
Dilutive effect
Grant of TotalEnergies performance shares	14,354,523	15,890,560	14,492,673
Capital increase reserved for employees(a)	2,051,751	1,584,068	1,552,947
WEIGHTED-AVERAGE NUMBER OF DILUTED SHARES AS OF DECEMBER 31,	2,433,767,578	2,572,182,025	2,647,468,245

(a)    Including the shares granted in consideration to the deferred contribution pursuant to the capital increase reserved for employees.

Earnings per share in euros

The earnings per share in euros, converted from the earnings per share in dollars, by using the average exchange rate euro/dollar, is €8.06 per share for 2023 closing (€7.51 for 2022 closing). The fully-diluted earnings per share calculated by using the same method is €8.02 per share for 2023 closing (€7.45 for 2022 closing).

Dividend

On February 7, 2024, the Board of Directors after approving the financial statements for fiscal year 2023, decided to propose to the Shareholders’ Meeting on May 24, 2024 the distribution of an ordinary €3.01 dividend per share for fiscal year 2023. Subject to the Shareholders’ decision on May 24, 2024, considering the first three interim dividends already decided by the Board of Directors, the final ordinary dividend for the fiscal year 2023 will be €0.79 per share.

2023 Dividend	First interim	Second interim	Third interim	Final
Amount	€0.74	€0.74	€0.74	€0.79
Set date	April 26, 2023	July 26, 2023	October 25, 2023	February 7, 2024
Ex-dividend date	September 20, 2023	January 2, 2024	March 20, 2024	June 19, 2024
Payment date	October 2, 2023	January 12, 2024	April 3, 2024	July 1, 2024

Issuances of perpetual subordinated notes

As of December 31, 2023, the amount of perpetual subordinated notes booked in TotalEnergies shareholders’ equity is $12,777 million. The coupons attributable to the holders of these securities are recognized as a deduction from TotalEnergies shareholders’ equity for an amount of $294 million for fiscal year 2023. The tax deduction due to these coupons is booked in the statement of income.

Based on their characteristics (mainly no mandatory repayment and no obligation to pay a coupon except under certain circumstances specified into the documentation of the notes) and in compliance with IAS 32 standard – Financial instruments - Presentation, these notes were recorded in equity.

During the year 2023, TotalEnergies SE has fully reimbursed the nominal amount of  €1,000 million of perpetual subordinated notes carrying a coupon of 2.708%, issued in October 2016, on their first call date on May 5, 2023.

The last issuance of perpetual subordinated notes in euros occurred on January 17, 2022, when TotalEnergies SE issued €1,750 million in two tranches.

Form 20-F 2023 TotalEnergies	F-51

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Summary of the perpetual deeply subordinated notes of TotalEnergies SE:

Perpetual deeply subordinated notes issues by TotalEnergies SE				Outstanding amount in M€ as of:
Date	Amount issued (M€)	Coupon (%)	First call date	December 31, 2023	December 31, 2022	December 31, 2021
January 17, 2022	750	3.250%	January 17, 2037	750	750	–
	1,000	2.000%	April 17, 2027	1,000	1,000	–
January 25, 2021	1,500	2.125%	January 25, 2033	1,500	1,500	1,500
	1,500	1.625%	January 25, 2028	1,500	1,500	1,500
September 4, 2020	1,000	2.000%	September 4, 2030	1,000	1,000	1,000
April 4, 2019	1,500	1.750%	April 4, 2024	1,500	1,500	1,500
October 6, 2016	1,500	3.369%	October 6, 2026	1,500	1,500	1,500
	1,000	2.708%	May 5, 2023	–	1,000	1,000
May 18, 2016	1,750	3.875%	May 18, 2022	–	–	1,750
February 26, 2015	2,500	2.625%	February 26, 2025	2,500	2,500	2,500
TOTAL				11,250	12,250	12,250

Other comprehensive income

Detail of other comprehensive income showing both items potentially reclassifiable and those not potentially reclassifiable from equity to net income is presented in the table below:

For the year ended December 31,
(M$)	2023	2022	2021
Actuarial gains and losses	(114)	574	1,035
Change in fair value of investments in equity instruments	(11)	112	66
Tax effect	(11)	(96)	(411)
Currency translation adjustment generated by the parent company	2,573	(4,976)	(7,202)
Sub-total items not potentially reclassifiable to profit & loss	2,437	(4,386)	(6,512)
Currency translation adjustment	(3,277)	1,734	4,216
– Unrealized gain/(loss) of the period	(2,524)	1,974	4,380
– Less gain/(loss) included in net income	753	240	164
Cash flow hedge	2,898	(5,452)	278
– Unrealized gain/(loss) of the period	3,155	(4,190)	109
– Less gain/(loss) included in net income	257	1,262	(169)
Variation of foreign currency basis spread	(11)	65	2
– Unrealized gain/(loss) of the period	(37)	26	(47)
– Less gain/(loss) included in net income	(26)	(39)	(49)
Share of other comprehensive income of equity affiliates, net amount	(208)	3,497	706
– Unrealized gain/(loss) of the period	(194)	1,071	626
– Less gain/(loss) included in net income	14	(2,426)	(80)
Other	(2)	(16)	(1)
Tax effect	(730)	1,449	(135)
Sub-total items potentially reclassifiable to profit & loss	(1,330)	1,277	5,066
TOTAL OTHER COMPREHENSIVE INCOME, NET AMOUNT	1,107	(3,109)	(1,446)

The currency translation adjustment by currency is detailed in the following table:

As of December 31, 2023			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Currency translation adjustment generated by the parent company	2,573	2,573	–	–	–
Currency translation adjustment	(3,277)	(3,174)	186	–	(289)
Currency translation adjustment of equity affiliates	(179)	(107)	(9)	–	(63)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(883)	(708)	177	–	(352)

As of December 31, 2022			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Currency translation adjustment generated by the parent company	(4,976)	(4,976)	–	–	–
Currency translation adjustment	1,734	3,120	(592)	4	(798)
Currency translation adjustment of equity affiliates	3,002	(1,076)	31	4,247	(200)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(240)	(2,932)	(561)	4,251	(998)

F-52	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

As of December 31, 2021			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Currency translation adjustment generated by the parent company	(7,202)	(7,202)	–	–	–
Currency translation adjustment	4,216	4,654	(180)	(1)	(257)
Currency translation adjustment of equity affiliates	536	730	4	(27)	(171)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(2,450)	(1,818)	(176)	(28)	(428)

Tax effects relating to each component of other comprehensive income are as follows:

	2023			2022			2021
For the year ended December 31,	Pre-tax	Tax	Net	Pre-tax	Tax	Net	Pre-tax	Tax	Net
(M$)	amount	effect	amount	amount	effect	amount	amount	effect	amount
Actuarial gains and losses	(114)	(10)	(124)	574	(106)	468	1,035	(372)	663
Change in fair value of investments in equity instruments	(11)	(1)	(12)	112	10	122	66	(39)	27
Currency translation adjustment generated by the parent company	2,573	–	2,573	(4,976)	–	(4,976)	(7,202)	–	(7,202)
Sub-total items not potentially reclassifiable to profit & loss	2,448	(11)	2,437	(4,290)	(96)	(4,386)	(6,101)	(411)	(6,512)
Currency translation adjustment	(3,277)	–	(3,277)	1,734	—	1,734	4,216	—	4,216
Cash flow hedge	2,898	(733)	2,165	(5,452)	1,466	(3,986)	278	(130)	148
Variation of foreign currency basis spread	(11)	3	(8)	65	(17)	48	2	(5)	(3)
Share of other comprehensive income of equity affiliates, net amount	(208)	–	(208)	3,497	–	3,497	706	–	706
Other	(2)	–	(2)	(16)	–	(16)	(1)	–	(1)
Sub-total items potentially reclassifiable to profit & loss	(600)	(730)	(1,330)	(172)	1,449	1,277	5,201	(135)	5,066
TOTAL OTHER COMPREHENSIVE INCOME	1,848	(741)	1,107	(4,462)	1,353	(3,109)	(900)	(546)	(1,446)

Non-controlling interests

As of December 31, 2023, the subsidiaries with the most significant non-controlling interests are TotalEnergies Australia Unit Trust, TotalEnergies Gabon and TotalEnergies E&P Congo.

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

Form 20-F 2023 TotalEnergies	F-53

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

A.  TotalEnergies Performance share plans

	2018	2019	2020	2021	2022	2023(a)		Total
Date of the Shareholders’ Meeting	5/24/2016	6/1/2018	6/1/2018	6/1/2018	5/28/2021	5/26/2023
Award date	3/14/2018	3/13/2019	3/18/2020	5/28/2021	3/16/2022	5/26/2023
Date of the final award (end of the vesting period)	3/15/2021	3/14/2022	3/20/2023	5/29/2024	3/17/2025	5/27/2026
Transfer authorized as from	3/16/2023	3/15/2024	3/21/2025	5/30/2026	3/17/2025	5/27/2026
Grant date IFRS 2 fair value	36.22	€40.11	€12.40	€27.40	€37.22	€46.24	€
Number of performance shares
Outstanding as of January 1, 2021	5,961,865	6,352,464	6,706,888	-	-	-		19,021,217
Notified	-	-	—	6,764,548	-	-		6,764,548
Cancelled	(1,395,555)	(58,578)	(52,301)	(31,118)	-	-		(1,537,552)
Finally granted	(4,566,310)	(4,810)	(1,385)	(690)	-	-		(4,573,195)
Outstanding as of January 1, 2022	-	6,289,076	6,653,202	6,732,740	-	-		19,675,018
Notified	-	-	-	-	7,353,271	-		7,353,271
Cancelled	-	(127,852)	(65,561)	(57,410)	(25,090)	-		(275,913)
Finally granted	-	(6,161,224)	(12,680)	(13,750)	(8,000)	-		(6,195,654)
Outstanding as of January 1, 2023	-	-	6,574,961	6,661,580	7,320,181	-		20,556,722
Notified	-	-	-	-	-	7,985,203		7,985,203
Cancelled	-	-	(128,577)	(98,291)	(86,348)	(42,040)		(355,256)
Finally granted	-	-	(6,446,384)	(5,250)	(5,568)	(190)		(6,457,392)
OUTSTANDING AS OF DECEMBER 31, 2023	-	-	-	6,558,039	7,228,265	7,942,973		21,729,277

(a)	includes 37,000 performance shares granted on December 13, 2023 to 4 executives recruited in 2023 in accordance with the decision of the Board of Directors on December 13, 2023 and the Shareholders' Meeting on May 26, 2023. For these performance shares, the vesting period begins on December 13, 2023 and the final grant date is December 14, 2026, subject to the conditions set (end of the vesting period). The IFRS 2 fair value on the grant date was €51.56.

The performance shares, which are bought back by TotalEnergies SE on the market, are finally granted to their beneficiaries after a 3-year vesting period, from the date of the grant. The final grant is subject to a continued employment condition as well as:

-	two performance conditions for the 2018 Plan;
-	three performance conditions for the 2019 Plan;
-	four performance conditions for the 2020 Plan;
-	five performance conditions for the 2021, 2022 and 2023 Plans.

Moreover, the transfer of the performance shares finally granted under the 2018 to 2021 Plans will not be permitted until the end of a 2-year holding period from the date of the final grant.

2023 Plan

The Board of Directors granted performance shares, with effective date May 26, 2023, as well as on December 13, 2023, to certain employees and executive directors of TotalEnergies SE or its subsidiaries, subject to the fulfilment of the continued employment condition and five performance conditions.

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

The applicable performance conditions are as follows:

-

For 25% of the shares, the Corporation will be ranked against its peers (ExxonMobil, Shell, BP and Chevron) based on the Total Shareholder Return (“TSR”) during the three vesting years (2023, 2024 and 2025). The TSR criterion considered is that of the last quarter of the year, the dividend being considered reinvested based on the closing price on the ex-dividend date;

-

For 25% of the shares, the Corporation will be ranked against its peers (ExxonMobil, Shell, BP and Chevron) based on the annual variation in net cash flow per share criterion expressed in dollars during the three vesting years (2023, 2024 and 2025);

-

For 20% of the shares, the level reached by the pre-dividend organic cash breakeven in view of the objective set for the three vesting years (2023, 2024 and 2025). The pre-dividend organic cash breakeven is defined as the Brent price for which the operating cash flow before working capital changes (MBA) covers the organic investments[1] . The ability of the Company to resist to the variations of the Brent barrel price is measured by this parameter;

-	For 15% of the shares, the change in the greenhouse gas (GHG) emissions on operated facilities (Scope 1+2) in relation to the achievement of the target to reduce the GHG emissions set for 2025;
-	For 15% of the shares, the change in methane emissions on operated facilities in relation to the achievement of the target to reduce methane emissions set for 2025.

1 Organic investments: net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

F-54	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

B.  Share-based payment expense

Share-based payment expense before tax was broken down as follows:

As of December 31,
(M$)	2023	2022	2021
TotalEnergies performance shares plans	217	200	129
SunPower plans (a)	–	23	25
Capital increase reserved for employees	74	28	14
TOTAL	291	251	168

(a)Since September 30, 2022, TotalEnergies’ 50.5% subsidiary in SunPower is accounted for using the equity method in the Company’s consolidated accounts (see Note 18 to the consolidated accounts)

The main assumptions used for the valuation of the cost of the capital increase reserved for employees in 2023 were the following:

For the year ended December 31,	2023
Date of the Board of Directors meeting that decided the issue	September 22, 2022
Reference price (€) (a)	56.88
Subscription price (€) (b)	45.60
Number of shares issued (in millions) (c)	8.00
(a)

Average of the closing prices of the TotalEnergies shares over the twenty trading sessions preceding April 26, 2023, being the date of the Chairman and CEO’s decision setting the opening date of the subscription period and the subscription price.

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

The net periodic pension cost is recognized under “Other operating expenses”.

Liabilities for employee benefits obligations consist of the following:

As of December 31,
(M$)	2023	2022	2021
Pension benefits liabilities	1,453	1,308	1,966
Other benefits liabilities	468	467	633
Restructuring reserves (early retirement plans)	72	54	73
TOTAL	1,993	1,829	2,672
Net liabilities relating to assets held for sale	–	–	(1)

Description of plans and risk management

TotalEnergies operates, for the benefit of its current and former employees, both defined benefit plans and defined contribution plans.

TotalEnergies recognized a charge of $167 million for defined contribution plans in 2023 ($152 million in 2022 and $145 million in 2021).

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

Form 20-F 2023 TotalEnergies	F-55

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 10

In order to manage the inherent risks, TotalEnergies has implemented a dedicated governance framework to ensure the supervision of the different plans. These governance rules provide for:

-	TotalEnergies’ representation in key governance bodies or monitoring committees;
-	the principles of the funding policy;
-	the general investment policy, including for most plans:
-	the establishment of a monitoring committee to define and follow the investment strategy and performance,
-	the principles to be respected in term of investment allocation;
-	a procedure to approve the establishment of new plans or the amendment of existing plans;
-	the principles of administration, communication and reporting.

Change in benefit obligations and plan assets

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

As of December 31,	Pension benefits			Other benefits
(M$)	2023	2022	2021	2023	2022	2021
Change in benefit obligation
Benefit obligation at beginning of year	8,267	11,777	13,591	467	633	700
Current service cost	178	202	247	12	15	17
Interest cost	355	195	164	20	12	8
Past service cost	47	27	(197)	–	9	(1)
Settlements	2	5	3	–	–	–
Plan participants’ contributions	23	17	17	–	1	–
Benefits paid	(563)	(661)	(704)	(24)	(22)	(34)
Actuarial losses / (gains)	393	(2,502)	(734)	(6)	(155)	(11)
Foreign currency translation and other	146	(793)	(610)	(1)	(25)	(46)
Benefit obligation at year-end	8,847	8,267	11,777	468	467	633
Of which plans entirely or partially funded	8,392	7,806	11,143	–	–	–
Of which plans not funded	455	461	634	468	467	633
Change in fair value of plan assets
Fair value of plan assets at beginning of year	(7,306)	(10,231)	(10,580)	–	–	–
Interest income	(332)	(190)	(146)	–	–	–
Actuarial losses / (gains)	(272)	2,083	(290)	–	–	–
Settlements	–	2	—	–	–	–
Plan participants’ contributions	(23)	(17)	(17)	–	–	–
Employer contributions	(254)	(260)	(303)	–	–	–
Benefits paid	523	607	635	–	–	–
Foreign currency translation and other	(104)	700	470	–	–	–
Fair value of plan assets at year-end	(7,768)	(7,306)	(10,231)	–	–	–
UNFUNDED STATUS	1,079	961	1,546	468	467	633
Asset ceiling	44	46	41	–	—	–
NET RECOGNIZED AMOUNT	1,123	1,007	1,587	468	467	633
Pension benefits and other benefits liabilities	1,453	1,308	1,966	468	467	633
Other non-current assets	(330)	(301)	(378)	–	–	–
Net benefit liabilities relating to assets held for sale	–	—	(1)	–	–	–

As of December 31, 2023, the contribution from the main geographical areas for the net pension liability in the balance sheet is: 93% for the Euro area, (10)% for the United Kingdom and 17% for the United States.

The amounts recognized in the consolidated income statement and the consolidated statement of comprehensive income for defined benefit plans are detailed as follows:

For the year ended December 31,	Pension benefits			Other benefits
(M$)	2023	2022	2021	2023	2022	2021
Current service cost	178	202	247	12	15	17
Past service cost	47	27	(197)	–	9	(1)
Settlements	2	7	3	–	—	—
Net interest cost	28	5	18	20	12	8
Benefit amounts recognized on profit & loss	255	241	71	32	36	24
- Actuarial (Gains) / Losses
* Effect of changes in demographic assumptions	4	1	(71)	(8)	(9)	(8)
* Effect of changes in financial assumptions	188	(2,617)	(450)	(7)	(138)	2
* Effect of experience adjustments	204	111	(214)	8	(8)	(5)
* Actual return on plan assets	(272)	2,083	(294)	–	—	—
- Effect of asset ceiling	(3)	3	5	–	—	—
Benefit amounts recognized on equity	121	(419)	(1,024)	(6)	(155)	(11)
TOTAL BENEFIT AMOUNTS RECOGNIZED ON COMPREHENSIVE INCOME	376	(178)	(953)	25	(119)	13

F-56	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 10

Expected future cash outflows

The average duration of accrued benefits is approximately 11 years for defined pension benefits and 15 years for other benefits. TotalEnergies expects to pay contributions of $146 million in respect of funded pension plans in 2024.

Estimated future benefits either financed from plan assets or directly paid by the employer are detailed as follows:

Estimated future payments
(M$)	Pension benefits	Other benefits
2024	551	25
2025	510	24
2026	536	23
2027	596	23
2028	612	22
2029-2033	3,098	111

Type of assets

Asset allocation	Pension benefits
as of December 31,	2023	2022	2021
Equity securities	27%	26%	39%
Debt securities	47%	46%	35%
Monetary	2%	3%	1%
Annuity contracts	17%	17%	17%
Real estate	7%	8%	8%

Investments on equity and debt markets are quoted on active markets.

Main actuarial assumptions and sensitivity analysis

Assumptions used to determine benefits obligations:

	Pension benefits			Other benefits
As of December 31,	2023	2022	2021	2023	2022	2021
Discount rate (weighted average for all regions)	3.89%	4.39%	1.82%	4.26%	4.45%	1.83%
Of which Euro zone	3.27%	3.70%	0.99%	3.30%	3.48%	1.05%
Of which United States	4.50%	4.50%	3.00%	4.50%	4.50%	3.00%
Of which United Kingdom	4.50%	4.75%	2.00%	–	—	—
Inflation rate (weighted average for all regions)	2.49%	2.91%	2.41%	–	—	—
Of which Euro zone	2.24%	2.49%	1.71%	–	—	—
Of which United States	2.50%	2.50%	2.50%	–	—	—
Of which United Kingdom	3.00%	3.25%	3.25%	–	—	—

The discount rate retained is determined by reference to the high quality rates for AA-rated corporate bonds for a duration equivalent to that of the obligations. It derives from a benchmark per monetary area of different market data at the closing date.

Sensitivity to inflation in respect of defined benefit pension plans is not material in the United States.

A 0.5% increase or decrease in discount rates – all other things being equal - would have the following approximate impact on the benefit obligation:

(M$)	0.5% Increase	0.5% Decrease
Benefit obligation as of December 31, 2023	(490)	538

A 0.5% increase or decrease in inflation rates – all other things being equal - would have the following approximate impact on the benefit obligation:

(M$)	0.5% Increase	0.5% Decrease
Benefit obligation as of December 31, 2023	300	(290)

Form 20-F 2023 TotalEnergies	F-57

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 10 and 11

10.2 Payroll and staff

For the year ended December 31,	2023	2022	2021
Personnel expenses (M$)
Wages and salaries (including social charges)	9,210	9,002	9,207
TotalEnergies employees at December 31,
France (DROM COM includ.)
● Management	14,675	14,130	13,903
● Other	20,831	20,829	21,232
International
● Management	19,470	18,183	17,346
● Other	47,603	48,137	48,828
TOTAL	102,579	101,279	101,309

The number of employees includes only employees of fully consolidated subsidiaries.

Note 11 Income taxes

Accounting principles

Income taxes disclosed in the statement of income include current tax expense (or income) and deferred tax expense (or income).

Current tax expense (or income) are the estimated amount of the tax due for the taxable income of the period.

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

Income taxes are detailed as follows:

For the year ended December 31,
(M$)	2023	2022	2021
Current income taxes	(12,745)	(19,825)	(8,158)
Deferred income taxes	(556)	(2,417)	(1,429)
TOTAL INCOME TAXES	(13,301)	(22,242)	(9,587)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances are as follows:

As of December 31,
(M$)	2023	2022	2021
Net operating losses and tax carry forwards	3,098	3,600	5,129
Employee benefits	415	409	586
Other temporary non-deductible provisions	7,569	8,813	8,235
Differences in depreciations	(15,443)	(14,692)	(15,233)
Other temporary tax deductions	(3,909)	(4,102)	(4,221)
NET DEFERRED TAX LIABILITY	(8,270)	(5,972)	(5,504)

The reserves of TotalEnergies subsidiaries that would be taxable if distributed but for which no distribution is planned, and for which no deferred tax liability has therefore been recognized, totaled $1,407 million as of December 31, 2023.

Deferred tax assets not recognized as of December 31, 2023, amount to $3,060 million as their future recovery was not regarded as probable given the expected results of the entities. Particularly in the Exploration & Production segment, when the affiliate or the field concerned is in its exploration phase, the net operating losses created during this phase will be useable only if a final investment and development decision is made. Accordingly, the time limit for the utilization of those net operating losses is not known.

Deferred tax assets not recognized relate notably to France for an amount of $1,072 million and to Australia for an amount of $222 million.

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31,
(M$)	2023	2022	2021
Deferred tax assets	3,418	5,049	5,400
Deferred tax liabilities	(11,688)	(11,021)	(10,904)
NET AMOUNT	(8,270)	(5,972)	(5,504)

F-58	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 11

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31,
(M$)	2023	2022	2021
Opening balance	(5,972)	(5,504)	(3,310)
Deferred tax on income	(556)	(2,417)	(1,429)
Deferred tax on shareholders’ equity (a)	(741)	1,353	(546)
Changes in scope of consolidation and others	(1,102)	218	(315)
Currency translation adjustment	101	378	96
CLOSING BALANCE	(8,270)	(5,972)	(5,504)
(a)

This amount includes mainly deferred taxes on actuarial gains and losses, current income taxes and deferred taxes for changes in fair value of investments inequity instruments, as well as deferred taxes related to the cash flow hedge (see Note 9 to the Consolidated Financial Statements).

Reconciliation between provision for income taxes and pre-tax income

For the year ended December 31,
(M$)	2023	2022	2021
Consolidated net income	21,510	21,044	16,366
Income taxes	13,301	22,242	9,587
Pre-tax income	34,811	43,286	25,953
French statutory tax rate	25.83%	25.83%	28.41%
Theoretical tax charge	(8,992)	(11,181)	(7,373)
Difference between French and foreign income tax rates	(5,925)	(9,625)	(3,754)
Tax effect of equity in income (loss) of affiliates	477	(489)	977
Permanent differences	800	(676)	738
Adjustments on prior years income taxes	54	64	109
Adjustments on deferred tax related to changes in tax rates	216	(610)	(119)
Variation of deferred tax assets not recognized	69	275	(165)
INCOME TAXES IN THE STATEMENT OF INCOME	(13,301)	(22,242)	(9,587)

The French statutory tax rate includes the standard corporate tax rate (25%), additional and exceptional applicable taxes that bring the overall tax rate to 25.83% in 2023 (versus 25.83% in 2022 and 28.41% in 2021).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities.

Schedule of losses and tax credits carried forward

TotalEnergies has deferred tax assets related to losses and carried forward tax credits which expire according to the following years:

As of December 31,
(M$)	2023	2022	2021
2022	–	–	27
2023	–	4	1
2024	2	2	5
2025	2	4	25
2026(a)	8	8	1,652
2027(b)	3	1,220	–
2028 and after	1,201	–	–
Unlimited	1,882	2,362	3,419
TOTAL	3,098	3,600	5,129

(a)	2026 and after for 2021.
(b)	2027 and after for 2022.

As of December 31, 2023 the schedule of deferred tax assets related to carried forward tax credits on net operating losses for the main countries is as follows:

	Tax
As of December 31, 2023				United
(M$)	Kazakhstan	France	Australia	States
2024	–	–	–	–
2025	–	–	–	–
2026	–	–	–	–
2027	–	–	–	–
2028 and after	2	–	–	322
Unlimited	834	732	667	338
TOTAL	836	732	667	660

Form 20-F 2023 TotalEnergies	F-59

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

As of December 31,
(M$)	2023	2022	2021
Litigations and accrued penalty claims	476	529	285
Provisions for environmental contingencies	750	751	812
Asset retirement obligations	11,585	13,110	14,976
Other non-current provisions	3,588	3,633	2,766
of which restructuring activities	228	282	506
of which financial risks related to non-consolidated and equity accounted for affiliates	1,708	1,582	265
of which contingency reserve on solar panels warranties (SunPower)	–	–	83
Other non-current liabilities	4,858	3,379	1,430
TOTAL	21,257	21,402	20,269

In 2023, litigation reserves amount to $476 million of which $276 million in the Exploration & Production, notably in Brazil, Bolivia and Angola, and $91 million in Refining & Chemicals.

In 2022, litigation reserves amounted to $529 million of which $257 million in the Exploration & Production, notably in Brazil, Bolivia and Angola, and $159 million in Refining & Chemicals.

In 2021, litigation reserves amounted to $285 million of which $192 million in the Exploration & Production, notably in Brazil, Bolivia and Angola.

Other non-current liabilities mainly include debts whose maturity is more than one year related to fixed assets acquisitions.

Changes in provisions and other non-current liabilities

Changes in provisions and other non-current liabilities are as follows:

				Currency
	As of			translation		As of
(M$)	January, 1	Allowances	Reversals	adjustment	Other	December, 31
2023	21,402	1,269	(1,315)	212	(311)	21,257
of which provisions for financial risks	–	18	(29)	–	–	–
of which asset retirement obligations	–	524	(339)	–	–	–
of which provisions for environmental contingencies	–	117	(158)	–	–	–
of which provisions for restructuring of activities	–	69	(138)	–	–	–
2022	20,269	2,724	(1,397)	(834)	640	21,402
of which provisions for financial risks	–	1,363	(15)	–	–	–
of which asset retirement obligations	–	430	(418)	–	–	–
of which provisions for environmental contingencies	–	97	(133)	–	–	–
of which provisions for restructuring of activities	–	31	(230)	–	–	–
2021	20,925	1,446	(1,560)	(404)	(138)	20,269
of which provisions for financial risks	–	–	–	–	–	–
of which asset retirement obligations	–	449	(527)	–	–	–
of which provisions for environmental contingencies	–	43	(178)	–	–	–
of which provisions for restructuring of activities	–	415	(178)	–	–	–

F-60	TotalEnergies Form 20-F 2023

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

The discount rate used for the valuation of asset retirement obligation is 5% in 2023 and 4% in 2022 and 3% in 2021 (the expenses are estimated at current currency values with an inflation rate of 2% in 2023 and 2% in 2022 and 1.5% in 2021).

A decrease of 0.5% of this rate would increase the asset retirement obligation by $846 million, with a corresponding impact in tangible assets, and with a negative impact of approximately $80 million on the following years net income. Conversely, an increase of 0.5% would have a nearly symmetrical impact compared to the effect of the decrease of 0.5%.

Changes in the asset retirement obligation are as follows:

					Spending on	Currency
	As of		Revision in	New	existing	translation		As of
(M$)	January 1,	Accretion	estimates	obligations	obligations	adjustment	Other	December 31,
2023	13,110	524	(1,499)	108	(339)	101	(420)	11,585
2022	14,976	430	(1,172)	198	(418)	(663)	(241)	13,110
2021	15,368	449	(109)	228	(527)	(194)	(239)	14,976

12.2 OTHER RISKS AND CONTINGENT LIABILITIES

There are no governmental, legal or arbitration proceedings, including any proceeding of which the Corporation is aware that are pending or threatened against the Corporation, that could have, or could have had during the last 12 months, a material impact on TotalEnergies’ financial situation or profitability.

Described below are the main administrative, legal and arbitration proceedings in which the Corporation and the other entities of TotalEnergies are involved.

FERC

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of TotalEnergies Gas & Power North America, Inc. (TGPNA), a U.S. subsidiary of TotalEnergies. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to the Corporation and TotalEnergies Gas & Power Ltd., regarding the same facts. The case was remanded on July 15, 2021 to the FERC Administrative Judge for hearing and consideration on the merits. TGPNA brought a claim to the U.S. District Court for the District of Texas in December 2022 disputing the constitutionality of FERC’s administrative procedure; the U.S. District Court for the District of Texas ordered a stay of the case in the course of 2023, pending decisions by the U.S. Supreme Court in another cases involving similar constitutional issues. TGPNA contests the claims brought against it.

DISPUTE RELATING TO CLIMATE

In France, the Corporation was summoned in January 2020 before Nanterre’s Civil Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5 °C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company’s activities and its product utilization by third parties and in order to obtain an injunction ordering the Corporation to cease exploration and exploitation of new oil or gas fields, to reduce its oil and gas production by 2030 and 2050, and to reduce its net direct and indirect CO2 emissions by 40% in 2040 compared with 2019. This action was declared inadmissible on July 6, 2023, by the Paris Civil Court of Justice to which the case was transferred following a new procedural law. All the claimants appealed this decision before the Paris Court of Appeal. TotalEnergies considers that it has fulfilled its obligations under the French law on the vigilance duty.

Several associations in France brought civil and criminal actions against TotalEnergies, with the purpose of proving that since May 2021 – after the change of name of TotalEnergies – the Corporation’s corporate communication and its publicity campaign contain environmental claims that are either false or misleading for the consumer. TotalEnergies considers that these accusations are unfounded.

In France, on July 4, 2023, nine shareholders (two companies and 7 individuals holding a small number of the Corporation’s shares) brought an action against the Corporation before the Nanterre Commercial Court, seeking the annulment of resolution no. 3 passed by the Corporation’s Annual Shareholders’ Meeting on May 26, 2023, recording the results for fiscal year 2022 and setting the amount of the dividend to be distributed for fiscal year 2022. The plaintiffs essentially allege an insufficient provision for impairment of the Company’s assets in the financial statements for the fiscal year 2022, due to the insufficient consideration of future risks and costs related to the consequences of greenhouse gas emissions emitted by its customers (scope 3) and carbon cost assumptions presented as too low. The Corporation considers this action to be unfounded.

In the United States, U.S. subsidiaries of TotalEnergies (TotalEnergies EP USA, Inc., TotalSpecialties USA, Inc. and TotalEnergies Marketing USA, Inc.) were summoned, amongst many companies and professional associations, in several “climate litigation” cases, seeking to establish legal liability for past greenhouse gas emissions, and to compensate plaintiff public authorities, in particular for resulting adaptation costs. The Corporation was summoned, along with these subsidiaries, in three of these litigations. The Corporation and its subsidiaries consider that the courts lack jurisdiction, and have many arguments to put forward, and consider that the past and present behavior of the Corporation and its subsidiaries does not constitute a fault susceptible to give rise to liability.

Form 20-F 2023 TotalEnergies	F-61

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 12

RUSSIA

In France, two associations filed a simple complaint against the Company in October 2022 with the National Anti-Terrorist Prosecutor’s Office, due to the continuation of some of the Company’s activities in Russia since the Russian invasion of Ukraine in 2022. The complaint, which the Corporation has not been given access to, would accuse the Corporation – due to its 49%1 holding in Russian company Terneftegas, at that time 51%-owned by Novatek and operated by said company – of complicity in war crimes committed by the Russian Air Force in Ukraine, by aiding or assisting, through the supply of kerosene to the Russian Air Force. The Corporation – which has no direct or indirect activity vis-à-vis the sale of kerosene in Russia – has strongly rejected these accusations, as unfounded in both law and fact2.

The complaint was dismissed by the National Anti-Terrorist Prosecutor’s Office in early January 2023.

The plaintiffs later lodged a new identical complaint in March 2023 with the application to join the proceedings as a civil party. In June 2023, the National Anti-Terrorist Prosecutor’s Office recommended a dismissal to the Elder Magistrate in charge of criminal matters.

MOZAMBIQUE

In France, victims and heirs of deceased persons filed a complaint against the Company in October 2023 with the Nanterre Prosecutor, following the events perpetrated by terrorists in the city of Palma in March 2021. This complaint would allege that the Corporation is liable for “unvoluntary manslaughter” and, “failure to assist people in danger”. The Corporation considers these accusations as unfounded in both law and fact3.

1 The sale by the Company of the 49% interest in Terneftegaz announced by the Company on July 18, 2022 was finalized on September 15, 2022.

2 Please refer to the press release published by the Company on August 24, 2022 contesting the accusations made by French newspaper Le Monde.

3 Please refer to the press release published by the Company on October 11, 2023 contesting the accusations.

F-62	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

Note 13 Off-balance sheet commitments and lease contracts

13.1 OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

	Maturity and installments
As of December 31, 2023		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	31,493	–	13,068	18,425
Current portion of non-current debt obligations net of hedging instruments (Note 15)	5,669	5,669	–	–
Lease obligations (Note 13.2)	9,477	1,721	3,652	4,104
Asset retirement obligations (Note 12)	11,585	453	1,452	9,680
Contractual obligations recorded in the balance sheet	58,224	7,843	18,172	32,209
Lease obligations for low value assets, short term contracts or not yet commenced (Note 13.2)	2,221	643	1,049	529
Purchase obligations	178,772	14,536	40,850	123,386
Contractual obligations not recorded in the balance sheet	180,993	15,179	41,899	123,915
TOTAL OF CONTRACTUAL OBLIGATIONS	239,217	23,022	60,071	156,124
Guarantees given to customs authorities	2,001	1,913	47	41
Guarantees given on borrowings	19,219	582	9,506	9,131
Guarantees related to sales of businesses	312	160	–	152
Guarantees of current liabilities	67	67	–	–
Guarantees to customers / suppliers	23,382	6,768	3,946	12,668
Letters of credit	3,294	3,002	270	22
Other operating commitments	20,409	8,698	1,083	10,628
TOTAL OF OTHER COMMITMENTS GIVEN	68,684	21,190	14,852	32,642
Assets received as collateral (security interests)	42	22	8	12
Sales obligations	97,436	8,470	47,178	41,788
Other commitments received	25,365	18,025	3,355	3,985
TOTAL OF COMMITMENTS RECEIVED	122,843	26,517	50,541	45,785
of which commitments given relating to joint ventures	32,846	906	10,643	21,297
of which commitments given relating to associates	97,130	850	14,676	81,604

	Maturity and installments
As of December 31, 2022		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	35,684	–	14,229	21,455
Current portion of non-current debt obligations net of hedging instruments (Note 15)	5,328	5,328	–	–
Lease obligations (Note 13.2)	9,714	1,437	3,872	4,405
Asset retirement obligations (Note 12)	13,110	521	1,497	11,092
Contractual obligations recorded in the balance sheet	63,836	7,286	19,598	36,952
Lease obligations for low value assets, short term contracts or not yet commenced (Note 13.2)	1,830	783	610	437
Purchase obligations	139,050	11,286	40,516	87,248
Contractual obligations not recorded in the balance sheet	140,880	12,069	41,126	87,685
TOTAL OF CONTRACTUAL OBLIGATIONS	204,716	19,355	60,724	124,637
Guarantees given to customs authorities	2,003	1,904	53	46
Guarantees given on borrowings	20,218	2,519	5,814	11,885
Guarantees related to sales of businesses	310	157	–	153
Guarantees of current liabilities	62	61	1	–
Guarantees to customers / suppliers	23,757	3,539	2,275	17,943
Letters of credit	2,430	2,241	172	17
Other operating commitments	23,039	5,198	900	16,941
TOTAL OF OTHER COMMITMENTS GIVEN	71,819	15,619	9,215	46,985
Assets received as collateral (security interests)	45	14	10	21
Sales obligations	94,977	6,267	36,341	52,369
Other commitments received	25,650	19,261	2,817	3,572
TOTAL OF COMMITMENTS RECEIVED	120,672	25,542	39,168	55,962
of which commitments given relating to joint ventures	32,054	2,006	5,666	24,382
of which commitments given relating to associates	52,270	839	11,638	39,793

Form 20-F 2023 TotalEnergies	F-63

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

A.    Contractual obligations

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Non-current financial assets” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds and excludes non-current lease obligations of $7,756 million.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds and excludes the current portion of lease obligations of $1,721 million.

The information regarding contractual obligations linked to indebtedness is presented in Note 15 to the Consolidated Financial Statements.

Lease contracts

The information regarding leases is presented in Note 13.2 to the Consolidated Financial Statements.

Asset retirement obligations

This item represents the discounted present value of Exploration & Production and Integrated LNG asset retirement obligations, primarily asset removal costs at the completion date. The information regarding contractual obligations linked to asset retirement obligations is presented in Note 12 to the Consolidated Financial Statements.

Purchase obligations

Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on the company and specify all significant terms, including the amount and the timing of the payments.

These obligations mainly include: unconditional hydrocarbon purchase contracts (except where an active, highly-liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase) in the Integrated LNG segment, reservation of transport capacities in pipelines, unconditional exploration works and development works in the Exploration & Production and Integrated LNG segment, and contracts for capital investment projects in the Refining & Chemicals segment.

B.    Other commitments given

Guarantees given to customs authorities

These consist of guarantees given by TotalEnergies to customs authorities in order to guarantee the payments of taxes and excise duties on the importation of oil and gas products, mostly in France.

F-64	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

Guarantees given on borrowings

TotalEnergies guarantees bank debt and lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2023, the maturities of these guarantees are up to 2047.

As of December 31, 2023, the guarantees provided by TotalEnergies SE in connection with the financing of the Mozambique LNG project amount to $4,600 million as in 2022.

As of December 31, 2023, the guarantees provided by TotalEnergies SE in connection with the financing of the Ichthys LNG project amount to $4,136 million. As of December 31, 2022, the guarantees amounted to $4,659 million.

As of December 31, 2023, the guarantees provided by TotalEnergies SE in connection with the financing of the Yamal LNG project amount to $3,270 million. As of December 31, 2022, the guarantees amounted to $3,483 million.

As of December 31, 2023, the guarantees provided by TotalEnergies SE in connection with the financing of the Bayport Polymers LLC project, amount to $1,400 million. As of December 31, 2022, the guarantees amounted to $1,820 million.

As of December 31, 2023, the guarantees provided by TotalEnergies Holdings in connection with the financing of the Seagreen project, amount to $1,273 million. As of December 31, 2022, the guarantees amounted to $1,204 million.

As of December 31, 2023, the guarantees provided by TotalEnergies SE in connection with the financing of the Arctic LNG2 project amount to $1,050 million. As of December 31, 2022, the guarantees amounted to $1,013 million.

As of December 31, 2023, TotalEnergies SE has confirmed guarantees for TotalEnergies Refining Saudi Arabia SAS shareholders’ advances for an amount of $1,025 million as in 2022.

As of December 31, 2023, the guarantee provided by TotalEnergies Holdings in connection with the financing of the Rio Grande LNG project amount to $800 million.

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

TotalEnergies mainly leases real estate, service stations, ships, and other equipment (see Note 7 to the Consolidated Financial Statements).

Form 20-F 2023 TotalEnergies	F-65

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

The future minimum lease payments on leases to which TotalEnergies is committed are as follows:

For the year ended December 31, 2023		Leases recorded in
(M$)	Exempted contracts	balance sheet
2024	643	2,473
2025	406	1,607
2026	249	1,384
2027	231	1,142
2028	163	1,007
2029 and beyond	529	6,188
Total minimum payments	2,221	13,801
Less financial expenses		(4,324)
Nominal value of contracts		9,477
Less current portion of lease contracts (Note 15)		(1,721)
Non-current lease liabilities		7,756

For the year ended December 31, 2022		Leases recorded in
(M$)	Exempted contracts	balance sheet
2023	783	2,189
2024	190	1,646
2025	154	1,255
2026	137	1,140
2027	129	993
2028 and beyond	437	6,053
Total minimum payments	1,830	13,276
Less financial expenses		(3,562)
Nominal value of contracts		9,714
Less current portion of lease contracts (Note 15)		(1,437)
Non-current lease liabilities		8,277

For the year ended December 31, 2021		Leases recorded in
(M$)	Exempted contracts	balance sheet
2022	689	1,835
2023	194	1,347
2024	136	1,199
2025	111	1,097
2026	102	1,021
2027 and beyond	447	6,017
Total minimum payments	1,679	12,516
Less financial expenses		(3,482)
Nominal value of contracts		9,034
Less current portion of lease contracts (Note 15)		(1,390)
Non-current lease liabilities		7,644

For the year ended December 31, 2023, rental expense recorded in the income statement and incurred under short term leases or low value assets leases and under variable lease payments is $1,007 million and $183 million, respectively.

For the year ended December 31, 2022, rental expense recorded in the income statement and incurred under short term leases or low value assets leases and under variable lease payments was $701 million and $151 million, respectively.

For the year ended December 31, 2021, rental expense recorded in the income statement and incurred under short team leases or low value assets leases and under variable lease payments was $487 million and $242 million, respectively.

Other information required on lease debts, notably their maturity, is presented in Note 15 to the Consolidated Financial Statements.

F-66	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14

Note 14 Financial assets and liabilities analysis per instrument class and strategy

The financial assets and liabilities disclosed in the balance sheet are detailed as follows:

As of December 31, 2023			Other
(M$)		Fair value through	comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	income	hedging instruments	Total	Fair value
Equity affiliates: loans	4,260	302	–	–	4,562	4,562
Other investments	–	1,188	355	–	1,543	1,543
Non-current financial assets	1,166	414	142	673	2,395	2,395
Other non-current assets	3,983	–	–	–	3,983	3,983
Accounts receivable, net(b)	23,442	–	–	–	23,442	23,442
Other operating receivables	7,940	6,775	237	–	14,952	14,952
Current financial assets	5,046	1,448	–	91	6,585	6,585
Cash and cash equivalents	27,263	–	–	–	27,263	27,263
Total financial assets	73,100	10,127	734	764	84,725	84,725
Total non-financial assets					198,929
TOTAL ASSETS					283,654
Non-current financial debt(a)	(38,040)	(240)	–	(2,198)	(40,478)	(41,329)
Accounts payable(b)	(41,335)	–	–	–	(41,335)	(41,335)
Other operating liabilities	(12,287)	(7,573)	(77)	–	(19,937)	(19,937)
Current borrowings(a)	(9,590)	–	–	–	(9,590)	(9,601)
Other current financial liabilities	–	(178)	–	(268)	(446)	(446)
Total financial liabilities	(101,252)	(7,991)	(77)	(2,466)	(111,786)	(112,648)
Total non-financial liabilities					(171,868)
TOTAL LIABILITIES					(283,654)
(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 15 to the Consolidated Financial Statements).
(b)	The impact of offsetting on accounts receivable, net is $(5,897) million and $5,897 million on accounts payable.

As of December 31, 2022			Other
(M$)		Fair value through	comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	income	hedging instruments	Total	Fair value
Equity affiliates: loans	3,733	—	—	—	3,733	3,733
Other investments	—	932	119	—	1,051	1,051
Non-current financial assets	1,428	490	—	813	2,731	2,731
Other non-current assets	2,087	—	—	—	2,087	2,087
Accounts receivable, net(b)	24,378	—	—	—	24,378	24,378
Other operating receivables	8,069	19,529	691	—	28,289	28,289
Current financial assets	7,536	1,071	137	2	8,746	8,746
Cash and cash equivalents	33,026	—	—	—	33,026	33,026
Total financial assets	80,257	22,022	947	815	104,041	104,041
Total non-financial assets					199,823
TOTAL ASSETS					303,864
Non-current financial debt(a)	(41,235)	(283)	—	(3,746)	(45,264)	(43,471)
Accounts payable(b)	(41,346)	—	—	—	(41,346)	(41,346)
Other operating liabilities	(16,412)	(17,994)	(780)	—	(35,186)	(35,186)
Current borrowings(a)	(15,502)	—	—	—	(15,502)	(15,518)
Other current financial liabilities	—	(226)	—	(262)	(488)	(488)
Total financial liabilities	(114,495)	(18,503)	(780)	(4,008)	(137,786)	(136,009)
Total non-financial liabilities					(166,078)
TOTAL LIABILITIES					(303,864)
(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 15 to the Consolidated Financial Statements).
(b)	The impact of offsetting on accounts receivable, net is $(10,156) million and $10,156 million on accounts payable.

Form 20-F 2023 TotalEnergies	F-67

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14

As of December 31, 2021			Other
(M$)		Fair value through	comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	income	hedging instruments	Total	Fair value
Equity affiliates: loans	4,532	—	—	—	4,532	4,532
Other investments	—	1,052	573	—	1,625	1,625
Non-current financial assets	847	770	—	787	2,404	2,404
Other non-current assets	2,419	—	—	—	2,419	2,419
Accounts receivable, net(b)	21,983	—	—	—	21,983	21,983
Other operating receivables	7,141	21,067	1,345	—	29,553	29,553
Current financial assets	12,001	272	–	42	12,315	12,315
Cash and cash equivalents	21,342	—	—	—	21,342	21,342
Total financial assets	70,265	23,161	1,918	829	96,173	96,173
Total non-financial assets					197,285
TOTAL ASSETS					293,458
Non-current financial debt(a)	(47,973)	(41)	—	(1,498)	(49,512)	(53,144)
Accounts payable(b)	(36,837)	—	—	—	(36,837)	(36,837)
Other operating liabilities	(11,128)	(15,266)	(900)	—	(27,294)	(27,294)
Current borrowings (a)	(15,035)	—	—	—	(15,035)	(15,039)
Other current financial liabilities	—	(56)	—	(316)	(372)	(372)
Total financial liabilities	(110,973)	(15,363)	(900)	(1,814)	(129,050)	(132,686)
Total non-financial liabilities					(164,408)
TOTAL LIABILITIES					(293,458)

(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 15 to the Consolidated Financial Statements).
(b)	The impact of offsetting on accounts receivable, net is $(4,584) million and $4,584 million on accounts payable.

F-68	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Note 15 Financial structure and financial costs

15.1 FINANCIAL DEBT AND DERIVATIVE FINANCIAL INSTRUMENTS

A)  Non-current financial debt and related financial instruments

As of December 31, 2023
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	8,427	32,051	40,478
of which hedging instruments of non-current financial debt (liabilities)	–	2,198	2,198
Non-current financial assets	(1,166)	(1,229)	(2,395)
of which hedging instruments of non-current financial debt (assets)	–	(673)	(673)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	7,261	30,822	38,083
Variable rate bonds or bonds after fair value hedge	–	7,051	7,051
Fixed rate bonds or bonds after cash flow hedge	–	22,839	22,839
Other floating rate debt	430	408	838
Other fixed rate debt	241	840	1,081
Lease obligations	7,756	–	7,756
Non-current financial assets excluding derivative financial instruments	(1,166)	(142)	(1,308)
Non-current instruments held for trading	–	(174)	(174)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	7,261	30,822	38,083

As of December 31, 2022
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	8,329	36,935	45,264
of which hedging instruments of non-current financial debt (liabilities)	–	3,746	3,746
Non-current financial assets	(1,428)	(1,303)	(2,731)
of which hedging instruments of non-current financial debt (assets)	–	(813)	(813)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,901	35,632	42,533
Variable rate bonds or bonds after fair value hedge	–	8,958	8,958
Fixed rate bonds or bonds after cash flow hedge	–	26,159	26,159
Other floating rate debt	13	227	240
Other fixed rate debt	39	496	535
Lease obligations	8,277	–	8,277
Non-current financial assets excluding derivative financial instruments	(1,428)	–	(1,428)
Non-current instruments held for trading	–	(208)	(208)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,901	35,632	42,533

As of December 31, 2021
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	7,720	41,792	49,512
of which hedging instruments of non-current financial debt (liabilities)	–	1,498	1,498
Non-current financial assets	(847)	(1,557)	(2,404)
of which hedging instruments of non-current financial debt (assets)	–	(787)	(787)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,873	40,235	47,108
Variable rate bonds or bonds after fair value hedge	–	12,820	12,820
Fixed rate bonds or bonds after cash flow hedge	–	27,147	27,147
Other floating rate debt	15	634	649
Other fixed rate debt	61	363	424
Lease obligations	7,644	–	7,644
Non-current financial assets excluding derivative financial instruments	(847)	(675)	(1,522)
Non-current instruments held for trading	–	(54)	(54)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,873	40,235	47,108

Form 20-F 2023 TotalEnergies	F-69

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The bonds, as of December 31, 2023, after taking into account currency and interest rates swaps fair value, are detailed as follows:

		Amount	Amount	Amount
Bonds after fair value hedge or variable rate		after	after	after	Range	Range of initial current rate
bonds(a)	Currency of	December 31,	December 31,	December 31,	of current	before hedging
(M$)	issuance	2023	2022	2021	maturities	instruments
Bond	USD	3,542	5,042	5,001	2024 - 2028	2.434% - 3.883%
Bond	CHF	409	407	409	2026 - 2029	0.176% - 0.298%
Bond	AUD	71	71	71	2025	4.000%
Bond	EUR	3,209	5,574	7,528	2024 - 2044	0.625% - 3.000%
Bond	GBP	929	925	1,524	2025 - 2031	1.405% - 1.750%
Bond	HKD	130	129	129	2025	2.920%
Current portion (less than one year)		(2,118)	(3,890)	(2,540)
Principal financing entities(b)		6,172	8,258	12,122
TotalEnergies SE
Bond		—	—	1,200
Current portion (less than one year)		—	—	(1,200)
Other consolidated subsidiaries		879	700	698
TOTAL VARIABLE RATE BONDS OR BONDS AFTER FAIR VALUE HEDGE		7,051	8,958	12,820

		Amount	Amount	Amount
Bonds after cash flow hedge or		after	after	after	Range	Range of initial current rate
fixed rate bonds	Currency of	December 31,	December 31,	December 31,	of current	before hedging
(M$)	issuance	2023	2022	2021	maturities	instruments
Bond	EUR	15,448	15,628	15,487	2024 - 2044	0.696% - 5.125%
Bond	USD	8,301	8,783	9,941	2024 - 2060	2.829% - 3.461%
Bond	HKD	187	187	200	2026	3.088%
Bond	CHF	1,088	1,076	1,113	2024 - 2027	0.510% - 1.010%
Bond	GBP	980	985	1,004	2024 - 2026	1.250% - 1.660%
Bond	AUD	(1)	(2)	5	2025	4.000%
Current portion (less than one year)		(3,175)	(500)	(1,000)
Principal financing entities(b)		22,828	26,157	26,750
Other consolidated subsidiaries		11	2	397
TOTAL FIXED RATE BONDS OR BONDS AFTER CASH FLOW HEDGE		22,839	26,159	27,147

(a)

The IBOR rate reform mainly impacted the bonds after fair value hedge, on principal financing entities and TotalEnergies SE, indexed on the USD LIBOR rate. At December 31, 2023, the amount of the bonds after fair value hedge (both non-current and current portions) on principal financing entities and TotalEnergies SE is $ 8,290 million.

(b)

All debt securities issued through the following subsidiaries are fully and unconditionally guaranteed by TotalEnergies SE as to payment of principal, premium, if any, interest and any other amounts due:

-

TotalEnergies Capital is a wholly and directly owned subsidiary of TotalEnergies SE (except for one share held by each director). It acts as a financing vehicle for TotalEnergies. The repayment of its financial debt (capital, premium and interest) is fully and unconditionally guaranteed by TotalEnergies SE;

-

TotalEnergies Capital Canada Ltd. is a wholly and directly owned subsidiary of TotalEnergies SE. It acted as a financing vehicle for the activities of TotalEnergies in Canada. The repayment of its financial debt (capital, premium and interest) is fully and unconditionally guaranteed by TotalEnergies SE;

-

TotalEnergies Capital International is a wholly and directly owned subsidiary of TotalEnergies SE (except for one share held by each director). It acts as a financing vehicle for TotalEnergies. The repayment of its financial debt (capital, premium and interest) is fully and unconditionally guaranteed by TotalEnergies SE.

F-70	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Loan repayment schedule (excluding current portion)

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2023	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2025	5,381	369	(434)	(110)	4,947	13%
2026	4,013	323	(304)	(102)	3,709	10%
2027	3,720	85	(349)	(55)	3,371	9%
2028	4,502	304	(246)	(142)	4,256	11%
2029 and beyond	22,862	1,117	(1,062)	(264)	21,800	57%
TOTAL	40,478	2,198	(2,395)	(673)	38,083	100%

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2022	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2024	7,251	399	(899)	(56)	6,352	15%
2025	4,701	552	(259)	(168)	4,442	10%
2026	3,465	467	(194)	(107)	3,271	8%
2027	3,522	217	(104)	(17)	3,418	8%
2028 and beyond	26,325	2,111	(1,275)	(465)	25,050	59%
TOTAL	45,264	3,746	(2,731)	(813)	42,533	100%

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2021	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2023	6,143	115	(111)	(51)	6,032	13%
2024	6,506	190	(219)	(103)	6,287	13%
2025	4,471	194	(89)	(51)	4,382	9%
2026	3,348	238	(71)	(34)	3,277	7%
2027 and beyond	29,044	761	(1,914)	(548)	27,130	58%
TOTAL	49,512	1,498	(2,404)	(787)	47,108	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial net debt.

As of December 31,
(M$)	2023	%	2022	%	2021	%
U.S. dollar	34,789	91%	38,896	91%	44,387	94%
Euro	2,322	6%	2,083	5%	1,708	4%
Norwegian krone	40	0%	47	0%	67	0%
Other currencies	932	3%	1,507	4%	946	2%
TOTAL	38,083	100%	42,533	100%	47,108	100%

As of December 31,
(M$)	2023	%	2022	%	2021	%
Fixed rate	30,311	80%	33,533	79%	34,353	73%
Floating rate	7,772	20%	9,000	21%	12,755	27%
TOTAL	38,083	100%	42,533	100%	47,108	100%

Form 20-F 2023 TotalEnergies	F-71

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

As of December 31,
(M$)
(Assets) / Liabilities	2023	2022	2021
Current financial debt(a)	2,377	8,997	8,846
Current lease obligations	1,721	1,437	1,390
Current portion of non-current financial debt	5,492	5,068	4,799
Current borrowings (Note 14)	9,590	15,502	15,035
Current portion of hedging instruments of debt (liabilities)	268	262	316
Other current financial instruments (liabilities)	178	226	56
Other current financial liabilities (Note 14)	446	488	372
Current deposits beyond three months	(5,450)	(8,127)	(11,868)
Marketable securities	(519)	(218)	(195)
Financial receivables on sub-lease, current	(329)	(190)	(132)
Current portion of hedging instruments of debt (assets)	(91)	(2)	(42)
Other current financial instruments (assets)	(196)	(209)	(78)
Current financial assets (Note 14)	(6,585)	(8,746)	(12,315)
NET CURRENT BORROWINGS	3,451	7,244	3,092

(a)

As of December 31, 2023, December 31, 2022 and December 31, 2021, current financial debt includes notably short-term negotiable debt security issued through programs fully and unconditionally secured by TotalEnergies SE.

C)  Cash flow from (used in) financing activities

The variations of financial debt are detailed as follows:

			Non-cash changes
	As of		Change in scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2023	changes	reclassification	currency	fair value	Current	Other	2023
Non-current financial instruments - assets(a) and non-current financial assets	(2,731)	—	(96)	(21)	353	387	(287)	(2,395)
Non-current financial debt	45,264	130	667	65	(343)	(7,573)	2,268	40,478
Non-current financial debt and related financial instruments	42,533	130	571	44	10	(7,186)	1,981	38,083

Current financial instruments - assets(a)	(401)	383	(1)	(8)	(68)	(387)	(134)	(616)
Current borrowings	15,502	(14,660)	181	389	121	7,573	484	9,590
Current financial instruments - liabilities(a)	488	—	6	11	(59)	—	—	446
Current financial debt and related financial instruments	15,589	(14,277)	186	392	(6)	7,186	350	9,420

Financial debt and financial assets classified as held for sale	(38)	—	341	7	—	—	—	310
NET FINANCIAL DEBT	58,084	(14,147)	1,098	443	4	—	2,331	47,813
(a)	Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

			Non-cash changes
	As of		Change in scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2022	changes	reclassification	currency	fair value	Current	Other	2022
Non-current financial instruments - assets(a) and non-current financial assets	(2,404)	—	24	52	(448)	198	(153)	(2,731)
Non-current financial debt	49,512	1,108	(696)	(225)	175	(6,981)	2,371	45,264
Non-current financial debt and related financial instruments	47,108	1,108	(672)	(173)	(273)	(6,783)	2,218	42,533

Current financial instruments - assets(a)	(252)	264	—	6	(97)	(198)	(124)	(401)
Current borrowings	15,035	(6,337)	(316)	(106)	(69)	6,981	314	15,502
Current financial instruments - liabilities(a)	372	—	—	(9)	125	—	—	488
Current financial debt and related financial instruments	15,155	(6,073)	(316)	(109)	(41)	6,783	190	15,589

Financial debt and financial assets classified as held for sale	(4)	—	(34)	—	—	—	—	(38)
NET FINANCIAL DEBT	62,259	(4,965)	(1,022)	(282)	(314)	—	2,408	58,084

(a)	Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

			Non-cash changes
	As of		Change in scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2021	changes	reclassification	currency	fair value	Current	Other	2021
Non-current financial instruments - assets (a) and non-current financial assets	(4,781)	(290)	1	64	2,432	188	(18)	(2,404)
Non-current financial debt	60,203	(359)	(58)	(183)	(2,377)	(9,254)	1,540	49,512
Non-current financial debt and related financial instruments	55,422	(649)	(57)	(119)	55	(9,066)	1,522	47,108

Current financial instruments - assets(a)	(194)	191	—	8	(45)	(188)	(24)	(252)
Current borrowings	17,099	(11,047)	15	(283)	(158)	9,254	155	15,035
Current financial instruments - liabilities(a)	203	—	1	(11)	179	—	—	372
Current financial debt and related financial instruments	17,108	(10,856)	16	(286)	(24)	9,066	131	15,155

Financial debt and financial assets classified as held for sale	313	—	(306)	(11)	—	—	—	(4)
NET FINANCIAL DEBT	72,843	(11,505)	(347)	(416)	31	—	1,653	62,259

(a) Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

F-72	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Monetary changes in non-current financial debt are detailed as follows:

For the year ended December 31,
(M$)	2023	2022	2021
Issuance of non-current debt	189	1,148	808
Repayment of non-current debt	(59)	(40)	(1,167)
NET AMOUNT	130	1,108	(359)

D)  Cash and cash equivalents

Accounting principles

Cash and cash equivalents are composed of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.

Investments with maturity greater than three months and less than twelve months are shown under “Current financial assets”.

Changes in current financial assets and liabilities are included in the financing activities section of the consolidated statement of cash flows.

Cash and cash equivalents are detailed as follows:

For the year ended December 31,
(M$)	2023	2022	2021
Cash	16,956	14,873	13,544
Cash equivalents	10,307	18,153	7,798
TOTAL	27,263	33,026	21,342

Cash equivalents are mainly composed of deposits with a maturity of less than three months, deposited in government institutions or deposit banks selected in accordance with strict criteria.

As of December 31, 2023, the cash and cash equivalents include $1,807 million subject to restrictions, notably due to regulatory framework or to the fact they are owned by affiliates located in countries with exchange controls.

E)  Net-debt-to-capital ratio

For its internal and external communication needs, TotalEnergies calculates a debt ratio by dividing its net financial debt excluding leases by its capital.

The ratio is calculated as follows: Net debt excluding leases / (Equity + Net debt excluding leases)

As of December 31,
(M$)
(Assets) / Liabilities	2023	2022	2021
Current borrowings(a)	7,869	14,065	13,645
Other current financial liabilities	446	488	372
Current financial assets(a)	(6,256)	(8,556)	(12,183)
Net financial assets and liabilities held for sale or exchange(a)	17	(38)	(4)
Non-current financial debt(a)	32,722	36,987	41,868
Non-current financial assets(a)	(1,229)	(1,303)	(1,557)
Cash and cash equivalents	(27,263)	(33,026)	(21,342)
Net financial debt excluding leases	6,306	8,617	20,799

Shareholders’ equity – TotalEnergies share	116,753	111,724	111,736
Distribution of the income based on existing shares at the closing date	2,700	2,846	3,263
Shareholders’ equity	119,453	114,570	114,999

NET-DEBT-TO-CAPITAL RATIO EXCLUDING LEASES	5.0%	7.0%	15.3%

(a)	Excluding lease receivables & lease debts.

Form 20-F 2023 TotalEnergies	F-73

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

-     Foreign subsidiaries’ equity hedge

Certain financial instruments hedge against risks related to the equity of foreign subsidiaries whose functional currency is not the euro (mainly the dollar). These instruments qualify as “net investment hedges” and changes in fair value are recorded in other comprehensive income under “Currency translation” for the effective portion of the hedging and in the income statement for the ineffective portion of the hedging. Gains or losses on hedging instruments previously recorded in equity, are reclassified to the income statement in the same period as the total or partial disposal of the foreign activity.

The fair value of these instruments is recorded under “Current financial assets” and “Other current financial liabilities”.

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

A)  Impact on the income statement per nature of financial instruments

Assets and liabilities from financing activities

The impact on the income statement of financing assets and liabilities mainly includes:

●	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;
●	Financial expense of long-term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short-term financing classified as “Financing liabilities and associated hedging instruments”;
●	Ineffective portion of bond hedging;

F-74	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

●	Financial income and financial expense on lease contracts and,
●	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

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

For the year ended December 31,
(M$)	2023	2022	2021
Loans and receivables	1,420	562	188
Financing liabilities and associated hedging instruments	(2,190)	(1,812)	(1,373)
Fair value hedge (ineffective portion)	2	(5)	(10)
Lease assets and obligations	(499)	(458)	(413)
Assets and liabilities held for trading	248	470	83
IMPACT ON THE COST OF NET DEBT	(1,019)	(1,243)	(1,525)

B)  Impact of the hedging strategies

Fair value hedge instruments

The impact on the income statement of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31,
(M$)	2023	2022	2021
Revaluation impact at market value of bonds	(765)	3,817	3,199
Swaps hedging bonds	767	(3,822)	(3,209)
INEFFECTIVE PORTION OF THE FAIR VALUE HEDGE	2	(5)	(10)

The ineffective portion is not representative of TotalEnergies’ performance considering its objective to hold swaps to maturity. The current portion of the swaps valuation is not subject to active management.

Net investment hedge

As of December 31, 2023, 2022 and 2021 TotalEnergies had no open forward contracts held in respect of net investment hedge strategies.

Cash flow hedge

The impact on the income statement and other comprehensive income of the bonds hedging instruments qualified as cash flow hedges is detailed as follows:

For the year ended December 31,
(M$)	2023	2022	2021
Profit (Loss) recorded in other comprehensive income of the period	128	72	(167)
Recycled amount from other comprehensive income to the income statement of the period	140	(55)	(113)

As of December 31, 2023, 2022 and 2021, the ineffective portion of these financial instruments is nil.

Hedging instruments and hedged items by strategy

Fair Value Hedge

The following charts regarding Fair Value Hedge, disclose by nature of hedging instruments (Interest Rate Swaps and Cross Currency Swaps):

-	The nominal amounts and carrying amounts of hedging instruments;
-	The carrying amounts of hedged items and cumulative FVH adjustments included in the carrying amounts of the hedged items;
-	The hedged items that have ceased to be adjusted for hedging gains and losses.

For the year ended December 31, 2023
(M$)
							Cumulative FVH
		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
	Interest Rate								Financial debt /
Bonds	Swaps	3,500	—	(86)	—	(3,457)	—	43	Financial assets
	Cross Currency								Financial debt /
Bonds	Swaps	4,671	45	(559)	—	(4,232)	—	439	Financial assets
End of hedging (before 2018)		—	—	—	—	—	—	10

Form 20-F 2023 TotalEnergies	F-75

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

For the year ended December 31, 2022
(M$)
							Cumulative FVH
		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
	Interest Rate								Financial debt /
Bonds	Swaps	5,000	—	(151)	—	(4,892)	—	108	Financial assets
	Cross Currency								Financial debt /
Bonds	Swaps	7,029	—	(1,124)	—	(5,982)	—	1,047	Financial assets
End of hedging (before 2018)		—	—	—	—	—	—	(8)

For the year ended December 31, 2021							Cumulative FVH
(M$)		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
Bonds	Interest Rate Swaps	6,767	303	(36)	—	(7,037)	—	(837)	Financial debt / Financial assets
Bonds	Cross Currency Swaps	9,566	154	(382)	—	(8,865)	—	701	Financial debt / Financial assets
End of hedging (before 2018)		—	—	—	—	—	—	(27)

Cash Flow Hedge

The following charts regarding Cash Flow Hedge disclose the nominal amounts and carrying amounts by nature of hedging instruments (Interest Rate Swaps and Cross Currency Swaps).

According to IFRS 9, there is no accounting entry related to Cash Flow Hedge on hedged items.

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2023	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,023	611	—	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	17,511	108	(1,821)	Financial assets

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2022	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,782	815	(2)	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	17,511	—	(2,731)	Financial assets

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2021	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,782	—	(736)	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	17,511	372	(660)	Financial assets

F-76	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

C)  Maturity of derivative instruments

The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

For the year ended December 31, 2023		Notional		Notional value schedule
(M$)	Fair	value	Fair	2025					2029
Assets / (Liabilities)	value	2024	value	and beyond	2025	2026	2027	2028	and beyond
Fair value hedge
Swaps hedging bonds (assets)	—	250	45	403
Swaps hedging bonds (liabilities)	(75)	1,837	(570)	5,681
Total swaps hedging bonds - Fair value hedge	(75)	2,087	(525)	6,084	1,630	202	820	1,000	2,432
Cash flow hedge
Swaps hedging bonds (assets)	91	2,114	628	14,830
Swaps hedging bonds (liabilities)	(193)	1,574	(1,628)	11,016
Total swaps hedging bonds - Cash flow hedge	(102)	3,688	(1,000)	25,846	4,509	4,153	2,135	4,686	10,363
Forward exchange contracts related to operating activities (assets)	2	83	8	311
Forward exchange contracts related to operating activities (liabilities)	(14)	234	(2)	240
Total forward exchange contracts related to operating activities	(12)	317	6	551	285	266	—	—	—
Held for trading
Other interest rate swaps (assets)	149	38,415	393	7,690
Other interest rate swaps (liabilities)	(94)	37,170	(208)	7,407
Total other interest rate swaps	55	75,585	185	15,097	8,692	1,580	1,500	1,908	1,417
Currency swaps and forward exchange contracts (assets)	66	10,325	21	1,071
Currency swaps and forward exchange contracts (liabilities)	(84)	8,513	(32)	773
Total currency swaps and forward exchange contracts	(18)	18,838	(11)	1,844	1,840	(2)	6	—	—

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

For the year ended December 31, 2022		Notional		Notional value schedule
(M$)	Fair	value	Fair	2024					2028
Assets / (Liabilities)	value	2023	value	and beyond	2024	2025	2026	2027	and beyond
Fair value hedge
Swaps hedging bonds (assets)	—	1,000	—	—
Swaps hedging bonds (liabilities)	(260)	2,858	(1,015)	8,171
Total swaps hedging bonds - Fair value hedge	(260)	3,858	(1,015)	8,171	2,087	1,630	202	820	3,432
Cash flow hedge
Swaps hedging bonds (assets)	2	250	813	11,782
Swaps hedging bonds (liabilities)	(2)	750	(2,731)	17,511
Total swaps hedging bonds - Cash flow hedge	—	1,000	(1,918)	29,293	3,659	4,459	4,069	2,071	15,035
Forward exchange contracts related to operating activities (assets)	4	70	3	91
Forward exchange contracts related to operating activities (liabilities)	(19)	187	(19)	433
Total forward exchange contracts related to operating activities	(15)	257	(16)	524	524	—	—	—	—
Held for trading
Other interest rate swaps (assets)	154	14,955	447	7,470
Other interest rate swaps (liabilities)	(94)	13,236	(226)	4,128
Total other interest rate swaps	60	28,191	221	11,598	5,233	3,716	1,174	1,022	453
Currency swaps and forward exchange contracts (assets)	55	7,076	44	1,289
Currency swaps and forward exchange contracts (liabilities)	(110)	15,964	(57)	839
Total currency swaps and forward exchange contracts	(55)	23,040	(13)	2,128	391	1,737	—	—	—

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

Form 20-F 2023 TotalEnergies	F-77

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

For the year ended December 31, 2021		Notional		Notional value schedule
(M$)	Fair	value	Fair	2023					2027
Assets / (Liabilities)	value	2022	value	and beyond	2023	2024	2025	2026	and beyond
Fair value hedge
Swaps hedging bonds (assets)	42	566	415	9,659
Swaps hedging bonds (liabilities)	(316)	3,737	(102)	2,371
Total swaps hedging bonds - Fair value hedge	(274)	4,303	313	12,030	3,858	2,087	1,630	202	4,253
Cash flow hedge
Swaps hedging bonds (assets)	—	—	372	7,149
Swaps hedging bonds (liabilities)	—	—	(1,396)	23,144
Total swaps hedging bonds - Cash flow hedge	—	—	(1,024)	30,293	1,000	3,659	4,459	4,068	17,107
Forward exchange contracts related to operating activities (assets)	—	36	—	—
Forward exchange contracts related to operating activities (liabilities)	(8)	283	(14)	366
Total forward exchange contracts related to operating activities	(8)	319	(14)	366	171	195	—	—	—
Held for trading
Other interest rate swaps (assets)	13	20,876	78	5,170
Other interest rate swaps (liabilities)	(19)	6,470	(41)	2,561
Total other interest rate swaps	(6)	27,346	37	7,731	1,708	2,856	2,111	751	305
Currency swaps and forward exchange contracts (assets)	65	9,769	17	367
Currency swaps and forward exchange contracts (liabilities)	(37)	5,065	—	(16)
Total currency swaps and forward exchange contracts	28	14,834	17	351	265	86	—	—	—

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

Exchange options are valued based on models commonly used by the market.

The fair value hierarchy for financial instruments, excluding commodity contracts, is as follows:

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2023	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	—	(600)	—	(600)
Cash flow hedge instruments	—	(1,104)	—	(1,104)
Assets and liabilities held for trading	—	207	—	207
Equity instruments	255	—	—	255
TOTAL	255	(1,497)	—	(1,242)

F-78	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2022	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	—	(1,275)	—	(1,275)
Cash flow hedge instruments	—	(1,950)	—	(1,950)
Assets and liabilities held for trading	—	214	—	214
Equity instruments	33	—	—	33
TOTAL	33	(3,011)	—	(2,978)

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2021	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	—	39	—	39
Cash flow hedge instruments	—	(1,052)	—	(1,052)
Assets and liabilities held for trading	—	82	—	82
Equity instruments	501	—	—	501
TOTAL	501	(931)	—	(430)

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

Risks relative to cash management operations and to interest rate and foreign exchange financial instruments are managed according to rules set by TotalEnergies’ General Management, which provide for regular pooling of available cash balances, open positions and management of the financial instruments by the Treasury Department. Excess cash of TotalEnergies is deposited mainly in government institutions, banking institutions, or major companies through deposits, reverse repurchase agreements and purchase of commercial paper. Liquidity positions and the management of financial instruments are centralized by the Treasury Department, where they are managed by a team specialized in foreign exchange and interest rate market transactions.

The Cash Monitoring-Management Unit within the Treasury Department monitors limits and positions per bank on a daily basis and results of the Front Office. This unit also prepares marked-to-market valuations of used financial instruments and, when necessary, performs sensitivity analyses.

Counterparty risk

TotalEnergies has established standards for market transactions under which any banking counterparty must be approved in advance, based on an assessment of the counterparty’s financial solidity (multi-criteria analysis including notably a review of its Credit Default Swap (CDS) level, financial credit ratings, which must be of high standing, and general financial situation).

An overall credit limit is set for each authorised financial counterparty and is allocated amongst the affiliates and TotalEnergies’ central treasury entities, according to TotalEnergies’ financial needs.

Reform of benchmarks risk

The transition to IBOR indices did not have a significant impact on the financial instruments managed by the Treasury Department of TotalEnergies. The USD LIBOR maturities ceased to be published end of June 2023 and was replaced by the SOFR. Furthermore, in Europe, the Eonia rate ceased to be published on January 3, 2022 and was replaced by the ESTR rate.

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

Form 20-F 2023 TotalEnergies	F-79

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

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2023, 2022 and 2021.

			Change in fair value due to a change in
			interest rate by
Assets / (Liabilities)	Carrying	Estimated	+ 10 basis	- 10 basis
(M$)	amount	fair value	points	points
As of December 31, 2023
Bonds (non-current portion, before swaps)	(28,365)	(29,216)	162	(162)
Swaps hedging bonds (liabilities)	(2,198)	(2,198)	—	—
Swaps hedging bonds (assets)	673	673	—	—
Total swaps hedging bonds (assets and liabilities)	(1,525)	(1,525)	(12)	12
Current portion of non-current debt after swaps (excluding lease obligations)	(5,669)	(5,680)	(1)	(7)
Other interest rates swaps	240	240	17	(17)
Currency swaps and forward exchange contracts	(29)	(29)	—	—
As of December 31, 2022
Bonds (non-current portion, before swaps)	(32,184)	(30,391)	210	(210)
Swaps hedging bonds (liabilities)	(3,746)	(3,746)	—	—
Swaps hedging bonds (assets)	813	813	—	—
Total swaps hedging bonds (assets and liabilities)	(2,933)	(2,933)	(9)	9
Current portion of non-current debt after swaps (excluding lease obligations)	(5,328)	(5,344)	3	(3)
Other interest rates swaps	281	281	10	(10)
Currency swaps and forward exchange contracts	(68)	(68)	—	—
As of December 31, 2021
Bonds (non-current portion, before swaps)	(39,256)	(42,888)	349	(349)
Swaps hedging bonds (liabilities)	(1,498)	(1,498)	—	—
Swaps hedging bonds (assets)	787	787	—	—
Total swaps hedging bonds (assets and liabilities)	(711)	(711)	(34)	34
Current portion of non-current debt after swaps (excluding lease obligations)	(5,073)	(5,077)	5	(5)
Other interest rates swaps	31	31	16	(16)
Currency swaps and forward exchange contracts	45	45	—	—

F-80	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The impact of changes in interest rates on the cost of net debt before tax is as follows:

For the year ended December 31,
(M$)	2023	2022	2021
Cost of net debt	(1,019)	(1,243)	(1,525)
Interest rate translation of :
+ 10 basis points	10	18	47
‑ 10 basis points	(10)	(18)	(47)

As a result of the policy for the management of currency exposure previously described, TotalEnergies’ sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional currency is the euro and to a lesser extent, the pound sterling and the Norwegian krone.

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in consolidated shareholders’ equity which, over the course of the last three years, is essentially related to the fluctuation of the euro, the ruble and the pound sterling and is set forth in the table below:

	Dollar / Euro exchange	Dollar / Pound sterling	Dollar / Ruble exchange
	rates	exchange rates	rates
December 31, 2023	0.90	0.79	89.14
December 31, 2022	0.94	0.83	74.01
December 31, 2021	0.88	0.74	75.31

As of December 31, 2023				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	130,454	19,198	92,202	4,732	—	14,322
Currency translation adjustment before net investment hedge	(13,696)	(7,881)	—	(2,285)	—	(3,530)
Net investment hedge – open instruments	(5)	(5)	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2023	116,753	11,312	92,202	2,447	—	10,792

As of December 31, 2022				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	124,560	15,835	88,902	6,258	45	13,520
Currency translation adjustment before net investment hedge	(12,831)	(7,170)	–	(2,463)	(30)	(3,168)
Net investment hedge – open instruments	(5)	(5)	–	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2022	111,724	8,660	88,902	3,795	15	10,352

As of December 31, 2021				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	124,407	24,617	70,030	6,064	10,596	13,100
Currency translation adjustment before net investment hedge	(12,666)	(4,239)	–	(1,902)	(4,281)	(2,244)
Net investment hedge – open instruments	(5)	(5)	–	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2021	111,736	20,373	70,030	4,162	6,315	10,856

Based on the 2023 financial statements, a conversion using rates different from + or - 10% for each of the currencies below would have the following impact on shareholders equity and net income (TotalEnergies share):

As of December 31, 2023		Pound		Norwegian
(M$)	Euro	sterling	Ruble	Crown
Impact of an increase of 10% of exchange rates on :
– Shareholders’ equity	1,131	245	–	–
– net income (TotalEnergies share)	310	94	–	–
Impact of a decrease of (10)% of exchange rates on :
– Shareholders’ equity	(1,131)	(245)	–	–
– net income (TotalEnergies share)	(310)	(94)	–	–

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

As of December 31, 2023, these credit facilities amounted to $10,559 million and were entirely unutilized. The agreements underpinning credit facilities granted to TotalEnergies SE do not contain conditions related to TotalEnergies’ financial ratios, to its credit ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position.

Form 20-F 2023 TotalEnergies	F-81

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

As of December 31, 2023, the aggregated amount of the main committed credit facilities granted by international banks to the TotalEnergies’ companies, including TotalEnergies SE, was $11,527 million, of which $11,387 million were unutilized. In addition, the $8 billion undrawn credit line as of December 31, 2022, put in place in March 2022, has not been extended and therefore ended in March 2023.

Credit facilities granted to the TotalEnergies’ companies other than TotalEnergies SE are not intended to fund TotalEnergies’ general corporate purposes; they are intended to fund either general corporate purposes of the borrowing affiliate, or a specific project.

The following tables show the maturity of the financial assets and liabilities of TotalEnergies as of December 31, 2023, 2022 and 2021 (see Note 15.1 to the Consolidated Financial Statements).

As of December 31, 2023
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	—	(5,079)	(3,816)	(3,615)	(4,356)	(22,525)	(39,391)
Non-current financial assets excluding derivative financial instruments	—	132	107	244	100	725	1,308
Current borrowings	(9,590)	—	—	—	—	—	(9,590)
Other current financial liabilities	(446)	—	—	—	—	—	(446)
Current financial assets	6,585	—	—	—	—	—	6,585
Net financial assets and liabilities held for sale or exchange	(310)	—	—	—	—	—	(310)
Cash and cash equivalents	27,263	—	—	—	—	—	27,263
Net amount before financial expense	23,502	(4,947)	(3,709)	(3,371)	(4,256)	(21,800)	(14,581)
Financial expense on non-current financial debt	(469)	(517)	(460)	(430)	(390)	(4,242)	(6,508)
Interest differential on swaps	(355)	(265)	(261)	(216)	(209)	(537)	(1,843)
NET AMOUNT	22,678	(5,729)	(4,430)	(4,017)	(4,855)	(26,579)	(22,932)

As of December 31, 2022
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	—	(6,719)	(4,527)	(3,356)	(3,503)	(25,856)	(43,961)
Non-current financial assets excluding derivative financial instruments	—	367	85	85	85	806	1,428
Current borrowings	(15,502)	—	—	—	—	—	(15,502)
Other current financial liabilities	(488)	—	—	—	—	—	(488)
Current financial assets	8,746	—	—	—	—	—	8,746
Net financial assets and liabilities held for sale or exchange	38	—	—	—	—	—	38
Cash and cash equivalents	33,026	—	—	—	—	—	33,026
Net amount before financial expense	25,820	(6,352)	(4,442)	(3,271)	(3,418)	(25,050)	(16,713)
Financial expense on non-current financial debt	(662)	(583)	(515)	(449)	(416)	(4,611)	(7,236)
Interest differential on swaps	(431)	(312)	(264)	(272)	(221)	(761)	(2,261)
NET AMOUNT	24,727	(7,247)	(5,221)	(3,992)	(4,055)	(30,422)	(26,210)

As of December 31, 2021
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	—	(6,073)	(6,328)	(4,420)	(3,314)	(28,495)	(48,630)
Non-current financial assets excluding derivative financial instruments	—	41	41	38	37	1,365	1,522
Current borrowings	(15,035)	—	—	—	—	—	(15,035)
Other current financial liabilities	(372)	—	—	—	—	—	(372)
Current financial assets	12,315	—	—	—	—	—	12,315
Net financial assets and liabilities held for sale or exchange	4	—	—	—	—	—	4
Cash and cash equivalents	21,342	—	—	—	—	—	21,342
Net amount before financial expense	18,254	(6,032)	(6,287)	(4,382)	(3,277)	(27,130)	(28,854)
Financial expense on non-current financial debt	(821)	(786)	(664)	(576)	(506)	(5,197)	(8,550)
Interest differential on swaps	(217)	(235)	(232)	(229)	(221)	(836)	(1,970)
NET AMOUNT	17,216	(7,053)	(7,183)	(5,187)	(4,004)	(33,163)	(39,374)

The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2023, 2022 and 2021 (see Note 14 of the Notes to the Consolidated Financial Statements).

As of December 31,
Assets/(Liabilities)
(M$)	2023	2022	2021
Accounts payable	(41,335)	(41,346)	(36,837)
Other operating liabilities	(19,937)	(35,186)	(27,294)
including derivative financial instruments related to commodity contracts (liabilities)	(7,650)	(18,774)	(16,166)
Accounts receivable, net	23,442	24,378	21,983
Other operating receivables	14,952	28,289	29,553
including derivative financial instruments related to commodity contracts (assets)	7,012	20,220	22,412
TOTAL	(22,878)	(23,865)	(12,595)

These financial assets and liabilities mainly have a maturity date below one year.

Credit risk

Credit risk is defined as the risk of the counterparty to a contract failing to perform or pay the amounts due.

TotalEnergies is exposed to credit risks in its operating and financing activities. TotalEnergies’ maximum exposure to credit risk is partially related to financial assets recorded on its balance sheet, including energy derivative instruments that have a positive market value.

F-82	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The following table presents TotalEnergies’ maximum credit risk exposure:

As of December 31,
Assets/(Liabilities)
(M$)	2023	2022	2021
Loans to equity affiliates (Note 8)	4,562	3,733	4,532
Loans and advances (Note 6)	2,222	1,837	2,107
Other non-current financial assets related to operational activities (Note 6)	1,761	250	312
Non-current financial assets (Note 15.1)	2,395	2,731	2,404
Accounts receivable (Note 5)	23,442	24,378	21,983
Other operating receivables (Note 5)	14,952	28,289	29,553
Current financial assets (Note 15.1)	6,585	8,746	12,315
Cash and cash equivalents (Note 15.1)	27,263	33,026	21,342
TOTAL	83,182	102,990	94,548

The valuation allowance on accounts receivable, other operating receivables and on loans and advances is detailed in Notes 5 and 6 to the Consolidated Financial Statements.

As part of its credit risk management related to operating and financing activities, TotalEnergies has developed margining agreements with certain counterparties. As of December 31, 2023, the net margin call paid amounted to $2,435 million (against $2,857 million paid as of December 31, 2022 and $7,299 million paid as of December 31, 2021).

TotalEnergies has established a number of programs for the sale of receivables, without recourse, with various banks, primarily to reduce its exposure to such receivables. As a result of these programs TotalEnergies retains no risk of payment default after the sale, but may continue to service the customer accounts as part of a service arrangement on behalf of the buyer and is required to pay to the buyer payments it receives from the customers relating to the receivables sold. As of December 31, 2023, the net value of receivables sold amounted to $7,700 million. TotalEnergies has substantially transferred all the risks and rewards related to receivables. No financial asset or liability remains recognized in the consolidated balance sheet after the date of sale.

Furthermore, in 2023, TotalEnergies conducted several operations of reverse factoring. The value of factored payables outstanding at year-end is $495 million.

Credit risk is managed by TotalEnergies’ business segments as follows:

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

-     Integrated LNG & Integrated Power segments

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

Internal procedures include rules on credit risk management. Procedures to monitor customer risk are defined at the local level, especially for Saft Groupe (rules for the approval of credit limits, use of guarantees, monitoring and assessment of the receivables portfolio).

Form 20-F 2023 TotalEnergies	F-83

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

Potential counterparties are subject to credit assessment and approval prior to any transaction being concluded and all active counterparties are subject to regular reviews, including re-appraisal and approval of granted limits. The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as ratings published by Standard & Poor’s, Moody’s Investors Service and other credit-rating agencies.

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

Note 16 Financial instruments related to commodity contracts

16.1 FINANCIAL INSTRUMENTS RELATED TO COMMODITY CONTRACTS

Accounting principles

Financial instruments related to commodity contracts, including crude oil, petroleum products, gas, and power purchase/sales contracts within the trading activities, together with the commodity contract derivative instruments and freight rate swaps, are used to adjust TotalEnergies’ exposure to price fluctuations within global trading limits. According to the industry practice, these instruments are considered as held for trading. Changes in fair value are recorded in the income statement. The fair value of these instruments is recorded in “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

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

F-84	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 16

					Net balance
As of December 31, 2023	Gross value		Amounts		sheet value		Other
(M$)	before offsetting		offset		presented		amounts not	Net carrying	Fair
Assets / (Liabilities)	assets	liabilities	assets(c)	liabilities(c)	assets	liabilities	offset	amount	value(b)
Gas & Power activities
Swaps	116	(125)	(27)	27	89	(98)	—	(9)	(9)
Forwards(a)	5,875	(6,369)	(253)	253	5,622	(6,116)	—	(494)	(494)
Options	540	—	—	—	540	—	—	540	540
Futures	2	—	—	—	2	—	—	2	2
Other/Collateral	—	—	—	—	—	—	109	109	109
Total Gas & Power	6,533	(6,494)	(280)	280	6,253	(6,214)	109	148	148
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	66	(50)	(28)	28	38	(22)	—	16	16
Forwards(a)	655	(1,348)	(13)	13	642	(1,335)	—	(693)	(693)
Options	23	(97)	(23)	23	—	(74)	—	(74)	(74)
Futures	1	—	—	—	1	—	—	1	1
Options on futures	287	(214)	(209)	209	78	(5)	—	73	73
Other/Collateral	—	—	—	—	—	—	—	—	—
Total crude oil, petroleum products and freight rates	1,032	(1,709)	(273)	273	759	(1,436)	—	(677)	(677)
TOTAL	7,565	(8,203)	(553)	553	7,012	(7,650)	109	(529)	(529)
Total of fair value non recognized in the balance sheet									—
(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

					Net balance
As of December 31, 2022	Gross value		Amounts		sheet value		Other
(M$)	before offsetting		offset		presented		amounts not	Net carrying	Fair
Assets / (Liabilities)	assets	liabilities	assets(c)	liabilities(c)	assets	liabilities	offset	amount	value(b)
Gas & Power activities
Swaps	1,268	(449)	(18)	18	1,250	(431)	—	819	819
Forwards(a)	18,014	(18,638)	(1,994)	1,994	16,020	(16,644)	—	(624)	(624)
Options	2,143	(1)	(1)	1	2,142	—	—	2,142	2,142
Futures	13	(3)	—	—	13	(3)	—	10	10
Other/Collateral	—	—	—	—	—	—	(406)	(406)	(406)
Total Gas & Power	21,438	(19,091)	(2,013)	2,013	19,425	(17,078)	(406)	1,941	1,941
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	122	(114)	(58)	58	64	(56)	—	8	8
Forwards(a)	631	(1,489)	(7)	7	624	(1,482)	—	(858)	(858)
Options	76	(227)	(69)	69	7	(158)	—	(151)	(151)
Futures	—	—	—	—	—	—	—	—	—
Options on futures	113	(13)	(13)	13	100	—	—	100	100
Other/Collateral	—	—	—	—	—	—	—	—	—
Total crude oil, petroleum products and freight rates	942	(1,843)	(147)	147	795	(1,696)	—	(901)	(901)
TOTAL	22,380	(20,934)	(2,160)	2,160	20,220	(18,774)	(406)	1,040	1,040
Total of fair value non recognized in the balance sheet									—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

					Net balance
As of December 31, 2021	Gross value		Amounts		sheet value		Other
(M$)	before offsetting		offset		presented		amounts not	Net carrying	Fair
Assets / (Liabilities)	assets	liabilities	assets(c)	liabilities(c)	assets	liabilities	offset	amount	value(b)
Gas & Power activities
Swaps	92	(385)	(35)	35	57	(350)	—	(293)	(293)
Forwards(a)	21,752	(16,954)	(2,120)	2,120	19,632	(14,834)	—	4,798	4,798
Options	1,953	(63)	(3)	3	1,950	(60)	—	1,890	1,890
Futures	418	(430)	(183)	183	235	(247)	—	(12)	(12)
Other/Collateral	—	—	—	—	—	—	382	382	382
Total Gas & Power	24,215	(17,832)	(2,341)	2,341	21,874	(15,491)	382	6,765	6,765
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	245	(289)	(166)	166	79	(123)	—	(44)	(44)
Forwards(a)	411	(444)	(88)	88	323	(356)	—	(33)	(33)
Options	68	(236)	(40)	40	28	(196)	—	(168)	(168)
Futures	—	—	—	—	—	—	—	—	—
Options on futures	186	(78)	(78)	78	108	—	—	108	108
Other/Collateral	—	—	—	—	—	—	344	344	344
Total crude oil, petroleum products and freight rates	910	(1,047)	(372)	372	538	(675)	344	207	207
TOTAL	25,125	(18,879)	(2,713)	2,713	22,412	(16,166)	726	6,972	6,972
Total of fair value non recognized in the balance sheet									—
(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

Form 20-F 2023 TotalEnergies	F-85

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 16

Commitments on crude oil and refined products have, for the most part, a short-term maturity (less than one year).

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31,	Fair value	Impact on	Settled		Fair value as of
(M$)	as of January 1,	income	contracts	Other	December 31,
Gas & Power activities
2023	2,347	(5,792)	3,681	(197)	39
2022	6,383	11,406	(15,628)	186	2,347
2021	(1,928)	6,817	1,408	86	6,383
Crude oil, petroleum products and freight rates activities
2023	(901)	11,033	(10,812)	3	(677)
2022	(137)	5,891	(6,655)	–	(901)
2021	(310)	3,950	(3,777)	–	(137)

The fair value hierarchy for financial instruments related to commodity contracts is as follows:

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2023	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Gas & Power activities	1,054	1,677	(2,692)	39
Crude oil, petroleum products and freight rates activities	73	(750)	—	(677)
TOTAL	1,127	927	(2,692)	(638)

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2022	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Gas & Power activities	1,034	1,678	(365)	2,347
Crude oil, petroleum products and freight rates activities	98	(999)	–	(901)
TOTAL	1,132	679	(365)	1,446

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2021	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Gas & Power activities	3,716	(3,563)	6,230	6,383
Crude oil, petroleum products and freight rates activities	134	(271)	–	(137)
TOTAL	3,850	(3,834)	6,230	6,246

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

TotalEnergies’ management horizon is 12 months in 2023 (as in 2022 and 2021), and includes the full annual delivery program of LNG cargoes for the following year.

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

The description of each fair value level is presented in Note 15 to the Consolidated Financial Statements.

F-86	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 16 and 17

Cash Flow hedge

The impact on the income statement and other comprehensive income of the hedging instruments related to commodity contracts and qualified as cash flow hedges is detailed as follows:

As of December 31
(M$)	2023	2022	2021
Profit (Loss) recorded in other comprehensive income of the period	2,770	(5,524)	445
Recycled amount from other comprehensive income to the income statement of the period	117	1,317	(56)

These financial instruments are mainly European gas, power and CO2 emission rights derivatives.

As of December 31, 2023, the ineffective portion of these financial instruments is $124 million (in 2022 the ineffective portion of the financial instruments was $132 million and nil in 2021).

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

Gas & Power division trading: “value-at-risk” with a 97.5% probability

As of December 31,
(M$)	High	Low	Average	Year end
2023	111	16	54	54
2022	119	15	53	92
2021	80	9	28	30

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

Trading & Shipping: “value-at-risk with” a 97.5% probability

As of December 31,
(M$)	High	Low	Average	Year end
2023	74	17	37	28
2022	48	9	22	27
2021	36	9	18	12

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

Note 17 Post closing events

The transactions related to the service station networks of TotalEnergies in the Netherlands, Belgium, and Luxembourg were finalized in January 2024 for 1.4 billion dollars. (see Note 2.3 “Divestment projects”)

In February 2024, TotalEnergies and his partner SOCAR have completed the transaction to sell 15% interest each in the Absheron gas field to ADNOC. After this transaction, TotalEnergies owns a 35% interest in Absheron gas field alongside SOCAR (35%) and ADNOC (30%) (see Note 2.3 “Divestment projects”).

There are no other post closing events.

Form 20-F 2023 TotalEnergies	F-87

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Note 18 Consolidation scope

As of December 31, 2023, 1,367 entities are consolidated of which 192 are accounted for under the equity method (E).

The table below presents a comprehensive list of the consolidated entities:

Business		% Company		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Exploration & Production
	Abu Dhabi Gas Industries Limited	15.00%	E	United Arab Emirates	United Arab Emirates
	Angola LNG Supply Services, LLC	13.60%	E	United States	United States
	Bonny Gas Transport Limited	15.00%	E	Bermuda	Nigeria
	Brass Holdings B.V.	100.00%		Netherlands	Nigeria
	Brass LNG Limited	20.48%	E	Nigeria	Nigeria
	Congo Forest Company (CFC)	100.00%		Congo	Congo
	Dolphin Energy Limited	24.50%	E	United Arab Emirates	United Arab Emirates
	E.F. Oil And Gas Limited	100.00%		United Kingdom	United Kingdom
	East African Crude Oil Pipeline (EACOP) Ltd	62.00%	E	United Kingdom	Uganda
	Elf E&P	100.00%		France	France
	Elf Exploration UK Limited	100.00%		United Kingdom	United Kingdom
	Elf Petroleum Iran	100.00%		France	Iran
	Elf Petroleum UK Limited	100.00%		United Kingdom	United Kingdom
	Gas Investment and Services Company Limited	10.00%	E	Bermuda	Oman
	Global Forestry Development (GFD)	49.00%	E	Belgium	Belgium
	Luna Carbon Storage ANS	40.00%	E	Norway	Norway
	Mabruk Oil Operations	49.02%		France	Libya
	Norpipe Oil AS	34.93%	E	Norway	Norway
	Norpipe Petroleum UK Limited	45.22%	E	United Kingdom	Norway
	Norpipe Terminal Holdco Limited	45.22%	E	United Kingdom	Norway
	Norsea Pipeline Limited	45.22%	E	United Kingdom	Norway
	North Oil Company	30.00%	E	Qatar	Qatar
	Northern Lights JV DA	33.33%	E	Norway	Norway
	Pars LNG Limited	40.00%	E	Bermuda	Iran
	Private Oil Holdings Oman Limited	10.00%	E	United Kingdom	Oman
	Stogg Eagle Funding B.V.	100.00%		Netherlands	Nigeria
	TOQAP Guyana B.V.	60.00%		Netherlands	Guyana
	Total Austral	100.00%		France	Argentina
	Total E&P Al Shaheen A/S	100.00%		Denmark	Qatar
	Total E&P Angola Block 15/06	100.00%		France	Angola
	Total E&P Angola Block 16	100.00%		France	Angola
	Total E&P Angola Block 16 Holdings	100.00%		France	Angola
	Total E&P Angola Block 33	100.00%		France	Angola
	Total E&P Angola Block 39	100.00%		France	Angola
	Total E&P Chine	100.00%		France	China
	Total E&P Chissonga	100.00%		France	Angola
	Total E&P East El Burullus Offshore B.V.	100.00%		Netherlands	Egypt
	Total E&P Egypt Block 2 B.V.	100.00%		Netherlands	Egypt
	Total E&P Egypt Offshore Western Desert B.V.	100.00%		Netherlands	Egypt
	Total E&P Egypte	100.00%		France	Egypt
	Total E&P Guyane Francaise	100.00%		France	France
	Total E&P Jutland Denmark B.V.	100.00%		Netherlands	Denmark
	Total E&P Kurdistan Region of Iraq (Harir) B.V.	100.00%		Netherlands	Iraq
	Total E&P Kurdistan Region of Iraq (Safen) B.V.	100.00%		Netherlands	Iraq
	Total E&P Kurdistan Region of Iraq (Taza) B.V.	100.00%		Netherlands	Iraq
	Total E&P Kurdistan Region of Iraq B.V.	100.00%		Netherlands	Iraq
	Total E&P M2 Holdings Limited	100.00%		South Africa	South Africa
	Total E&P Myanmar	100.00%		France	Myanmar
	Total E&P Participations Petrolieres Congo	100.00%		Congo	Congo
	Total E&P Philippines B.V.	100.00%		Netherlands	Philippines
	Total E&P Services China Company Limited	100.00%		China	China
	Total E&P South Pars	100.00%		France	Iran
	Total E&P South Sudan	100.00%		France	South Sudan
	Total E&P Syrie	100.00%		France	Syria
	Total E&P Tajikistan B.V.	100.00%		Netherlands	Tajikistan
	Total Oil and Gas South America	100.00%		France	France
	Total Pars LNG	100.00%		France	France
	Total South Pars	100.00%		France	Iran
	TotalEnergies Anchor USA LLC	100.00%		United States	United States
	TotalEnergies BTC B.V.	100.00%		Netherlands	Azerbaijan
	TotalEnergies Carbon Solutions	100.00%		France	France
	TotalEnergies CCS UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies Denmark ASW	100.00%		United States	Denmark
	TotalEnergies Denmark ASW Pipeline ApS	100.00%		Denmark	Denmark
	TotalEnergies E&P Algerie	100.00%		France	Algeria
	TotalEnergies E&P Algerie Berkine A/S	100.00%		Denmark	Algeria
	TotalEnergies E&P Americas LLC	100.00%		United States	United States
	TotalEnergies E&P Colombie	100.00%		France	Colombia
	TotalEnergies E&P New Ventures Inc.	100.00%		United States	United States
	TotalEnergies E&P North Sea UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies E&P Research & Technology USA LLC	100.00%		United States	United States
	TotalEnergies E&P UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies E&P USA Inc.	100.00%		United States	United States
	TotalEnergies E&P USA Oil Shale LLC	100.00%		United States	United States

F-88	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies E&P USA Well Containment LLC	100.00%	United States	United States
TotalEnergies East Africa Midstream B.V.	100.00%	Netherlands	Uganda
TotalEnergies EP (Brunei) B.V.	100.00%	Netherlands	Brunei
TotalEnergies EP Absheron B.V.	100.00%	Netherlands	Azerbaijan
TotalEnergies EP Abu Al Bu Khoosh	100.00%	France	United Arab Emirates
TotalEnergies EP Angola	100.00%	France	Angola
TotalEnergies EP Angola Block 17.06	100.00%	France	Angola
TotalEnergies EP Angola Block 20	100.00%	France	Angola
TotalEnergies EP Angola Block 25	100.00%	France	Angola
TotalEnergies EP Angola Block 29	100.00%	France	Angola
TotalEnergies EP Angola Block 32	100.00%	France	Angola
TotalEnergies EP Angola Block 40	100.00%	France	Angola
TotalEnergies EP Angola Block 48 B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Asia Pacific Pte. Ltd	100.00%	Singapore	Singapore
TotalEnergies EP Azerbaijan B.V.	100.00%	Netherlands	Azerbaijan
TotalEnergies EP Block 9	100.00%	France	Lebanon
TotalEnergies EP Bolivie	100.00%	France	Bolivia
TotalEnergies EP Brasil Ltda	100.00%	Brazil	Brazil
TotalEnergies EP Bulgaria B.V.	100.00%	Netherlands	Bulgaria
TotalEnergies EP Cambodge	100.00%	France	Cambodia
TotalEnergies EP Company UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies EP Congo	85.00%	Congo	Congo
TotalEnergies EP Cyprus B.V.	100.00%	Netherlands	Cyprus
TotalEnergies EP Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies EP Danmark A/S - CPH	100.00%	Denmark	Denmark
TotalEnergies EP Dolphin Holdings	100.00%	France	France
TotalEnergies EP Dolphin Midstream	100.00%	France	France
TotalEnergies EP Dolphin Upstream	100.00%	France	Qatar
TotalEnergies EP France	100.00%	France	France
TotalEnergies EP Gabon	58.28%	Gabon	Gabon
TotalEnergies EP Gass Handel Norge AS	100.00%	Norway	Norway
TotalEnergies EP Gastransport Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP Golfe	100.00%	France	Qatar
TotalEnergies EP Greece B.V.	100.00%	Netherlands	Greece
TotalEnergies EP Guyana B.V.	100.00%	Netherlands	Guyana
TotalEnergies EP Holding UAE B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP Holdings Russia	100.00%	France	France
TotalEnergies EP International K1 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International K2 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International K3 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP Iran B.V.	100.00%	Netherlands	Iran
TotalEnergies EP Iraq	100.00%	France	Iraq
TotalEnergies EP Italia S.p.A.	100.00%	Italy	Italy
TotalEnergies EP Kazakhstan	100.00%	France	Kazakhstan
TotalEnergies EP Kenya B.V.	100.00%	Netherlands	Kenya
TotalEnergies EP Liban S.A.L.	100.00%	Lebanon	Lebanon
TotalEnergies EP Libye	100.00%	France	Libya
TotalEnergies EP Lower Zakum B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP Malaysia	100.00%	France	Malaysia
TotalEnergies EP Mauritania Block C18 B.V.	100.00%	Netherlands	Mauritania
TotalEnergies EP Mauritania Block C9 B.V.	100.00%	Netherlands	Mauritania
TotalEnergies EP Mauritania Blocks DW B.V.	100.00%	Netherlands	Mauritania
TotalEnergies EP Mauritanie	100.00%	France	Mauritania
TotalEnergies EP M’Bridge B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Mexico S.A. de C.V.	100.00%	Mexico	Mexico
TotalEnergies EP Namibia B.V.	100.00%	Netherlands	Namibia
TotalEnergies EP Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP Nigeria Deepwater A Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater B Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater C Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater D Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater E Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater F Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater G Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater H Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria S.A.S.	100.00%	France	France
TotalEnergies EP Norge AS	100.00%	Norway	Norway
TotalEnergies EP Oman Block 11 B.V.	100.00%	France	Oman
TotalEnergies EP Oman S.A.S.	100.00%	France	Oman
TotalEnergies EP Petroleum Angola	100.00%	France	Angola
TotalEnergies EP Pipelines Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies EP Profils Petroliers	100.00%	France	France
TotalEnergies EP Qatar	100.00%	France	Qatar
TotalEnergies EP Qatar 2	100.00%	France	Qatar
TotalEnergies EP Ratawi Hub	100.00%	France	Iraq
TotalEnergies EP Russie	100.00%	France	Russia
TotalEnergies EP Sao Tome and Principe B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Sebuku	100.00%	France	Indonesia
TotalEnergies EP Senegal	100.00%	France	Senegal
TotalEnergies EP Services Brazil B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP South Africa B.V.	100.00%	Netherlands	South Africa
TotalEnergies EP South Africa Block 567 (Pty) Ltd	100.00%	South Africa	South Africa

Form 20-F 2023 TotalEnergies	F-89

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies EP Suriname B.V.	100.00%	Netherlands	Suriname
TotalEnergies EP Thailand	100.00%	France	Thailand
TotalEnergies EP UAE Unconventional Gas B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP Uganda S.A.S.	100.00%	France	Uganda
TotalEnergies EP Umm Lulu SARB	100.00%	France	United Arab Emirates
TotalEnergies EP Umm Shaif Nasr B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP Venezuela B.V.	100.00%	Netherlands	Venezuela
TotalEnergies EP Vostok LLC	100.00%	Russia	Russia
TotalEnergies EP Waha	100.00%	France	Libya
TotalEnergies EP Well Response	100.00%	France	France
TotalEnergies EP Yemen	100.00%	France	Yemen
TotalEnergies EP Yemen Block 3 B.V.	100.00%	Netherlands	Yemen
TotalEnergies Holdings EACOP S.A.S.	100.00%	France	Uganda
TotalEnergies Holdings International B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Holdings Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Jack USA LLC	100.00%	United States	United States
TotalEnergies LNG Supply Services USA	100.00%	United States	United States
TotalEnergies Nature Based Solutions	100.00%	France	France
TotalEnergies Nature Based Solutions II	100.00%	France	France
TotalEnergies Nederland Facilities Management B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Offshore GB Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies Offshore UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies Petróleo & Gás Brasil Ltda	100.00%	Brazil	Brazil
TotalEnergies Shipping Brazil B.V.	100.00%	Netherlands	Brazil
TotalEnergies Termokarstovoye S.A.S.	100.00%	France	France
TotalEnergies Upstream Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies Upstream Nigeria	100.00%	Nigeria	Nigeria
TotalEnergies Upstream UK Ltd	100.00%	United Kingdom	United Kingdom
Uintah Colorado Resources II, LLC	100.00%	United States	United States
Uintah Colorado Resources, LLC	66.67%	United States	United States

Business		% Company		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Integrated LNG
	Abu Dhabi Gas Liquefaction Company Limited	5.00%	E	United Arab Emirates	United Arab Emirates
	Adani Total Gas Ltd	37.40%	E	India	India
	Adani Total LNG Singapore Pte. Ltd	50.00%	E	Singapore	Singapore
	Adani Total Private Limited (d)	50.00%	E	India	India
	Angola LNG Ltd	13.60%	E	Bermuda	Angola
	BioBearn S.A.S.	100.00%		France	France
	BioDeac S.A.S.	65.00%	E	France	France
	BioGasconha S.A.S.	100.00%		France	France
	Biogaz Breuil	100.00%		France	France
	Biogaz Chatillon	100.00%		France	France
	Biogaz Corcelles	100.00%		France	France
	Biogaz Epinay	100.00%		France	France
	Biogaz Libron	100.00%		France	France
	Biogaz Milhac	100.00%		France	France
	Biogaz Soignolles	100.00%		France	France
	Biogaz Torcy	100.00%		France	France
	Biogaz Vert Le Grand	100.00%		France	France
	Biogaz Viriat	100.00%		France	France
	BioLoie S.A.S.	55.00%	E	France	France
	BioPommeria S.A.S.	100.00%		France	France
	BioQuercy S.A.S.	66.00%	E	France	France
	Bioroussillon S.A.S.	100.00%		France	France
	Biovilleneuvois S.A.S.	100.00%		France	France
	Cameron LNG Holdings LLC	16.60%	E	United States	United States
	Colón LNG Marketing S. de R. L.	50.00%	E	Panama	Panama
	Côte d'Ivoire GNL	34.00%	E	Côte d'Ivoire	Côte d'Ivoire
	Del Rio Funding LLC (a)	59.55%	E	United States	United States
	Ductor oy	20.00%	E	Finland	Finland
	ECA LNG Holdings B.V.	16.60%	E	Netherlands	Netherlands
	Fonroche Energies Renouvelables S.A.S.	100.00%		France	France
	Gas Del Litoral SRLCV	25.00%	E	Mexico	Mexico
	Global LNG Armateur S.A.S.	100.00%		France	France
	Global LNG Downstream S.A.S.	100.00%		France	France
	Global LNG North America Corporation	100.00%		United States	United States
	Global LNG S.A.S.	100.00%		France	France
	Greenflex Actirent Group, S.L.	100.00%		Spain	Spain
	Greenflex S.A.S.	100.00%		France	France
	Gulf Total Tractebel Power Company PSJC	20.00%	E	United Arab Emirates	United Arab Emirates
	Ichthys LNG PTY Limited	26.00%	E	Australia	Australia
	Margeriaz Energie	100.00%		France	France
	Marsa LNG, LLC	80.00%		Oman	Oman
	Methanergy	100.00%		France	France
	Moz LNG1 Co-Financing Company	26.50%		Mozambique	Mozambique
	Moz LNG1 Financing Company Ltd	26.50%		United Arab Emirates	United Arab Emirates
	Moz LNG1 Holding Company Ltd	26.50%		United Arab Emirates	United Arab Emirates
	Mozambique LNG Marine Terminal Company S.A.	26.50%		Mozambique	Mozambique
	Mozambique MOF Company S.A.	26.50%		Mozambique	Mozambique
	National Gas Shipping Company Limited	5.00%	E	United Arab Emirates	United Arab Emirates
	Nigeria LNG Limited	15.00%	E	Nigeria	Nigeria
	Nyk Armateur S.A.S.	50.00%	E	France	France

F-90	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Oman LNG, LLC	5.54%	E	Oman	Oman
Papua LNG Development Pte Ltd	100.00%		Singapore	Papua New Guinea
PGB Energetyka	100.00%		Poland	Poland
PGB Energetyka 1	100.00%		Poland	Poland
PGB Energetyka 10	100.00%		Poland	Poland
PGB Energetyka 11	100.00%		Poland	Poland
PGB Energetyka 12	100.00%		Poland	Poland
PGB Energetyka 13	100.00%		Poland	Poland
PGB Energetyka 14	100.00%		Poland	Poland
PGB Energetyka 15	100.00%		Poland	Poland
PGB Energetyka 16	100.00%		Poland	Poland
PGB Energetyka 17	100.00%		Poland	Poland
PGB Energetyka 18	100.00%		Poland	Poland
PGB Energetyka 19	100.00%		Poland	Poland
PGB Energetyka 2	100.00%		Poland	Poland
PGB Energetyka 20	100.00%		Poland	Poland
PGB Energetyka 21	100.00%		Poland	Poland
PGB Energetyka 22	100.00%		Poland	Poland
PGB Energetyka 23	100.00%		Poland	Poland
PGB Energetyka 24	100.00%		Poland	Poland
PGB Energetyka 25	100.00%		Poland	Poland
PGB Energetyka 26	100.00%		Poland	Poland
PGB Energetyka 27	100.00%		Poland	Poland
PGB Energetyka 28	100.00%		Poland	Poland
PGB Energetyka 3	100.00%		Poland	Poland
PGB Energetyka 4	100.00%		Poland	Poland
PGB Energetyka 5	100.00%		Poland	Poland
PGB Energetyka 6	100.00%		Poland	Poland
PGB Energetyka 7	100.00%		Poland	Poland
PGB Energetyka 8	100.00%		Poland	Poland
PGB Energetyka 9	100.00%		Poland	Poland
PGB Inwestycje	100.00%		Poland	Poland
PGB Serwis	100.00%		Poland	Poland
Polska Grupa Biogazowa S.A.	100.00%		Poland	Poland
Qatar Liquefied Gas Company Limited	10.00%	E	Qatar	Qatar
Qatar Liquefied Gas Company Limited (II)	16.70%	E	Qatar	Qatar
Qatar Liquified Gas Company Limited 10 (QG10) - NFS Project	25.00%	E	Qatar	Qatar
Qatar Liquified Gas Company Limited 5 (QG5) - NFE Project	25.00%	E	Qatar	Qatar
Rio Grande LNG Intermediate Holdings, LLC (b)	20.31%	E	United States	United States
South Hook LNG Terminal Company Limited	8.35%	E	United Kingdom	United Kingdom
Total E&P Indonesie	100.00%		France	Indonesia
Total Energies Biogaz France	100.00%		France	France
Total Eren H2	80.00%	E	France	France
Total Shenergy LNG (Shanghai) Co., Ltd.	49.00%	E	China	China
TotalEnergies Australia Unit Trust (c)	0.00%		Australia	Australia
TotalEnergies Biogas Holdings USA, LLC	100.00%		United States	United States
TotalEnergies CCS Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies E&P Yamal	100.00%		France	France
TotalEnergies EP Angola Developpement Gaz	100.00%		France	Angola
TotalEnergies EP Australia	100.00%		France	Australia
TotalEnergies EP Australia II	100.00%		France	Australia
TotalEnergies EP Australia III	100.00%		France	Australia
TotalEnergies EP Barnett USA	100.00%		United States	United States
TotalEnergies EP Holding Mauritius Ltd	100.00%		Mauritius Island	Mauritius Island
TotalEnergies EP Holdings Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies EP Ichthys Holdings	100.00%		France	France
TotalEnergies EP Ichthys Pty Ltd	100.00%		Australia	Australia
TotalEnergies EP Mozambique Area1, Ltda	100.00%		Mozambique	Mozambique
TotalEnergies EP Oman Block 12 B.V.	100.00%		Netherlands	Oman
TotalEnergies EP Oman Development B.V.	100.00%		Netherlands	Oman
TotalEnergies EP PNG Ltd	100.00%		Papua New Guinea	Papua New Guinea
TotalEnergies EP PNG2 B.V.	100.00%		Netherlands	Papua New Guinea
TotalEnergies EP Salmanov	100.00%		France	France
TotalEnergies EP Singapore Pte. Ltd.	100.00%		Singapore	Singapore
TotalEnergies EP Tengah	100.00%		France	Indonesia
TotalEnergies EP Transshipment S.A.S.	100.00%		France	France
TotalEnergies Exploration Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies Gas & Power Asia Private Limited	100.00%		Singapore	Singapore
TotalEnergies Gas & Power Brazil	100.00%		France	France
TotalEnergies Gas & Power Holdings UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Gas & Power Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Gas & Power Ltd, London, Meyrin - Geneva branch	100.00%		United Kingdom	Switzerland
TotalEnergies Gas & Power North America, Inc.	100.00%		United States	United States
TotalEnergies Gas & Power Services UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Gas Holdings Andes	100.00%		France	France
TotalEnergies Gas Pipeline USA, Inc.	100.00%		United States	United States
TotalEnergies Gas y Electricidad Argentina S.A.	100.00%		Argentina	Argentina
TotalEnergies Gaz & Electricite Holdings	100.00%		France	France
TotalEnergies GLNG Australia	100.00%		France	Australia
TotalEnergies GLNG Holdings Australia S.A.S.	100.00%		France	Australia
TotalEnergies LNG Angola	100.00%		France	France

Form 20-F 2023 TotalEnergies	F-91

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies LNG services France	100.00%		France	France
TotalEnergies Sviluppo Italia S.R.L.	100.00%		Italy	Italy
TotalEnergies USA International LLC	100.00%		United States	United States
TotalEnergies Ventures Emerging Markets	100.00%		France	France
TotalEnergies Ventures Europe	100.00%		France	France
TotalEnergies Ventures International	100.00%		France	France
TotalEnergies Yemen LNG Company Ltd	100.00%		Bermuda	Bermuda
Transportadora de Gas del Mercosur S.A.	32.68%	E	Argentina	Argentina
Yamal LNG	20.02%	E	Russia	Russia
Yemen LNG Company Limited	39.62%	E	Bermuda	Yemen

Business		% Company		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Integrated Power
	Abarloar Solar S.L.U.	100.00%		Spain	Spain
	Abeto Solar, S.L.	100.00%		Spain	Spain
	Access Building Egypt Solar One	100.00%		Egypt	Egypt
	Access Egypt Solar One	100.00%		Egypt	Egypt
	Adani Green Energy Ltd	19.75%	E	India	India
	Adani Green Energy Twenty Three Limited	50.00%	E	India	India
	Adani Renewable Energy Holding Nine Limited	50.00%	E	India	India
	Advanced Thermal Batteries Inc.	50.00%	E	United States	United States
	Aerospatiale Batteries (ASB)	50.00%	E	France	France
	Aerowatt Energies	65.00%	E	France	France
	Aerowatt Energies 2	51.00%	E	France	France
	Al Kharsaa Solar Holdings B.V.	49.00%	E	Netherlands	Netherlands
	Alamo Solarbay S.L.U.	100.00%		Spain	Spain
	Alberche Conex, S.L.	100.00%		Spain	Spain
	Alcad AB	100.00%		Sweden	Sweden
	Alicante	50.00%	E	France	France
	Alicante 2	50.00%	E	France	France
	Altergie Territoires 2	44.58%	E	France	France
	Altergie Territoires 3	50.00%	E	France	France
	Amber Solar Power Cinco, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Cuatro, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Dieciseis, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Diez, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Nueve, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Quince, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Tres, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Uno, S.L.	65.00%	E	Spain	Spain
	Amura Solar, S.L.U.	100.00%		Spain	Spain
	Anayet Solar, S.L.U.	100.00%		Spain	Spain
	Anclote Solar, S.L.U.	100.00%		Spain	Spain
	Ancora Solar, S.L.U.	100.00%		Spain	Spain
	Andromeda Solarbay HP S.L.	100.00%		Spain	Spain
	Anemopetra	100.00%		Greece	Greece
	Arbotante Solar, S.L.U.	100.00%		Spain	Spain
	Armada Solar, S.L.U.	100.00%		Spain	Spain
	Atolón Solar, S.L.U.	100.00%		Spain	Spain
	Attentive Energy, LLC	56.00%	E	United States	United States
	Auriga Generacion S.L.	100.00%		Spain	Spain
	Automotive Cells Company, S.E.	33.33%	E	France	France
	Avenir Solaire Portfolio	100.00%		France	France
	Baker Creek Solar, LLC	100.00%		United States	United States
	Ballupur Solar Power Projects Private Ltd	50.00%	E	India	India
	Baser Comercializadora de Referencia	100.00%		Spain	Spain
	Bidasoa Conex, S.L.	100.00%		Spain	Spain
	BJL11	90.00%		Brazil	Brazil
	BJL4	90.00%		Brazil	Brazil
	Brazoria Solar I, LLC	100.00%		United States	United States
	Brazoria Solar II, LLC	100.00%		United States	United States
	Brur LP	44.64%		Israel	Israel
	Budeshte Agro	100.00%		Bulgaria	Bulgaria
	Caramulo SE	100.00%		Portugal	Portugal
	Castellaneta	100.00%		Italy	Italy
	Castille	50.00%	E	France	France
	CDV Holding S.A.	34.00%	E	Brazil	Brazil
	Cefeo Solar S.L.	100.00%		Spain	Spain
	Centaurus Environment S.L.U.	100.00%		Spain	Spain
	Centrale Eolienne De La Vallee Gentillesse	74.80%		France	France
	Centrale Hydrolique Alas	100.00%		France	France
	Centrale Hydrolique Ardon	90.00%		France	France
	Centrale Hydrolique Arvan	100.00%		France	France
	Centrale Hydrolique Barbaira	100.00%		France	France
	Centrale Hydrolique Bonnant	100.00%		France	France
	Centrale Hydrolique Gavet	100.00%		France	France
	Centrale Hydrolique Miage	100.00%		France	France
	Centrale Hydrolique Previnquieres	100.00%		France	France
	Centrale Photovoltaique De Merle Sud	40.58%	E	France	France
	Centrale Solaire 2	100.00%		France	France
	Centrale Solaire 21.09-3	100.00%		France	France
	Centrale Solaire 21.09-4	100.00%		France	France

F-92	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Centrale Solaire APV R&D	100.00%		France	France
Centrale Solaire Autoprod	100.00%		France	France
Centrale Solaire Bayet	100.00%		France	France
Centrale Solaire Beauce Val de Loire	60.00%		France	France
Centrale Solaire CET La Babiniere	100.00%		France	France
Centrale Solaire Chemin De Melette	51.00%	E	France	France
Centrale Solaire De Cazedarnes	75.00%		France	France
Centrale Solaire de La Bezassade	100.00%		France	France
Centrale Solaire Dom	100.00%		France	France
Centrale Solaire Du Centre Ouest	100.00%		France	France
Centrale Solaire Du Lavoir	60.00%		France	France
Centrale Solaire Estarac	35.00%	E	France	France
Centrale Solaire Golbey	51.05%	E	France	France
Centrale Solaire Guinots	60.00%	E	France	France
Centrale Solaire Heliovale	59.63%	E	France	France
Centrale Solaire La Castello	100.00%		France	France
Centrale Solaire La Potence	100.00%		France	France
Centrale Solaire La Roquette	100.00%		France	France
Centrale Solaire La Tastere	60.00%	E	France	France
Centrale Solaire Lacoste	100.00%		France	France
Centrale Solaire Le Carteyrou	100.00%		France	France
Centrale Solaire Le Trabet	100.00%		France	France
Centrale Solaire Les Cordeliers	83.98%		France	France
Centrale Solaire Les Cordeliers 2	75.00%		France	France
Centrale Solaire Lodes	50.00%	E	France	France
Centrale Solaire Lot 1	100.00%		France	France
Centrale Solaire Macouria	100.00%		France	France
Centrale Solaire Mazeran Lr	50.00%	E	France	France
Centrale Solaire Merle Sud 2	60.00%	E	France	France
Centrale Solaire Moussoulens	100.00%		France	France
Centrale Solaire Olinoca	10.00%	E	France	France
Centrale Solaire Ombrieres Cap Agathois	83.98%		France	France
Centrale Solaire Ombrieres De Blyes	60.00%		France	France
Centrale Solaire Plateau De Pouls	51.00%		France	France
Centrale Solaire Pouy Negue	100.00%		France	France
Centrale Solaire Pouy Negue 2	100.00%		France	France
Centrale Solaire RENFR 331	100.00%		France	France
Centrale Solaire RENFR 397	100.00%		France	France
Centrale Solaire RENFR 628	100.00%		France	France
Centrale Solaire Solarshare Bordeaux	100.00%		France	France
Centrale Solaire SRG Energy	80.00%	E	France	France
Centrale Solaire Terre du Roi	100.00%		France	France
Centrale Solaire Toiture Josse	60.00%	E	France	France
Centrale Solaire Touzery	100.00%		France	France
Centrale Solaire TQ 3	100.00%		France	France
Centrale Solaire TQ 5	100.00%		France	France
Centrale Solaire Vauvoix	60.00%	E	France	France
Cerezo Solar, S.L.U.	100.00%		Spain	Spain
Chudiala Solar Power Projects Private Ltd	50.00%	E	India	India
Cidra Solar, S.L.U.	100.00%		Spain	Spain
Circinus Energy S.L.	100.00%		Spain	Spain
Clean Energy	100.00%		Italy	Italy
Clean Energy 1	100.00%		Italy	Italy
Clinton Solar, LLC	100.00%		United States	United States
Columba Renovables S.L.U.	100.00%		Spain	Spain
Comanche Solar, LLC	100.00%		United States	United States
Core Energy Development, LLC	100.00%		United States	United States
Core Fund 1, LLC	100.00%		United States	United States
Core Solar Capital, LLC	100.00%		United States	United States
Core Solar Data, LLC	100.00%		United States	United States
Core Solar Development, LLC	100.00%		United States	United States
Core Solar DG, LLC	100.00%		United States	United States
Core Solar Holdings I, LLC	100.00%		United States	United States
Core Solar Land Holdings I, LLC	100.00%		United States	United States
Core Solar SPV X, LLC	100.00%		United States	United States
Core Solar SPV XV, LLC	100.00%		United States	United States
Core Solar SPV XXIV, LLC	100.00%		United States	United States
Core Solar, LLC	100.00%		United States	United States
Cottonwood Bayou Solar, LLC	100.00%		United States	United States
Cottonwood Bayou Storage, LLC	100.00%		United States	United States
Cowtown Solar, LLC	100.00%		United States	United States
Crc Kern Front Tugboat, LLC	100.00%		United States	United States
CS Carrefour de l’Europe	100.00%		France	France
CS QUADRAO 2	100.00%		United States	United States
Cygnus Environment S.L.	100.00%		Spain	Spain
Danish Fields Solar, LLC	100.00%		United States	United States
Danish Fields Storage, LLC	100.00%		United States	United States
Dracena I	100.00%		Brazil	Brazil
Dracena II	100.00%		Brazil	Brazil
Dracena IV	100.00%		Brazil	Brazil
Driza Solar, S.L.	100.00%		Spain	Spain
Dubovo	100.00%		Bulgaria	Bulgaria
Eclipse Solar SPA	100.00%		Chile	Chile
Ecosol	100.00%		Argentina	Argentina

Form 20-F 2023 TotalEnergies	F-93

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Edelweis Solar, S.L.U.	100.00%		Spain	Spain
Eden Mumbai Solar Private Ltd	50.00%	E	India	India
Eden Renewable Cite Private Ltd	50.00%	E	India	India
Eden Renewable Ranji Private Ltd	50.00%	E	India	India
Eden Solar Energy Gurgaon Private Ltd	50.00%	E	India	India
Eden Solar Rajdhani Private Ltd	50.00%	E	India	India
Elliniki Aioliki Energeiaki EAE	86.00%		Greece	Greece
EMV	100.00%		Greece	Greece
ENEOS TotalEnergies Renewables Solar Development Japan G.K.	50.00%	E	Japan	Japan
Energeiaki Ptoon	100.00%		Greece	Greece
Energia SI	100.00%		Italy	Italy
Energie Developpement	50.00%	E	France	France
Eneryo S.A.S.	100.00%		France	France
Enwind	98.00%		Poland	Poland
Eole Boin	100.00%		France	France
Eole Champagne Conlinoise	66.00%	E	France	France
Eole Dadoud	100.00%		France	France
Eole Fonds Caraibes	100.00%		France	France
Eole Grand Maison	100.00%		France	France
Eole La Montagne	87.60%		France	France
Eole La Perriere S.A.R.L.	100.00%		France	France
Eole Morne Carriere	100.00%		France	France
Eole Yate	100.00%		France	France
Eólica da Boneca	33.00%	E	Portugal	Portugal
Eolmed	20.00%	E	France	France
Eren Development Asia	100.00%		Singapore	Singapore
Eren Dracena	100.00%		Brazil	Brazil
Eren Grece	100.00%		Greece	Luxembourg
Eren India	100.00%		Luxembourg	Luxembourg
Eren Maral	100.00%		Brazil	Brazil
Eren Re Participacoes	99.81%		Brazil	Brazil
Eren Terra Santa	94.22%		Brazil	Brazil
Essakane Solar S.A.S.	90.00%		Burkina Faso	Burkina Faso
Etoile	100.00%		France	France
E - Vento Cirò	100.00%		Italy	Italy
Evergreen Solar, LLC	100.00%		United States	United States
Falla Solar, S.L.U.	100.00%		Spain	Spain
Fast Jung KB	100.00%		Sweden	Sweden
Fleming Solar, LLC	100.00%		United States	United States
Fluxsol	100.00%		France	France
Fotovoras	100.00%		Greece	Greece
FPV Blanchard	100.00%		France	France
Frieman & Wolf Batterietechnick GmbH	100.00%		Germany	Germany
G Sol do Alentejo	100.00%		Portugal	Portugal
G Sol do Alentejo2	100.00%		Portugal	Portugal
G.K. Succeed Tsu Haze	45.00%	E	Japan	Japan
G.P.E	100.00%		Portugal	Portugal
Galibier	50.00%	E	France	France
Gallocanta, S.L.	100.00%		Spain	Spain
Gardunha SE	100.00%		Portugal	Portugal
Garonne-et-Canal Energies	100.00%		France	France
Generg International	100.00%		Portugal	Portugal
Generg Novos Desenvolvimentos	100.00%		Portugal	Portugal
Generg Portfolio	100.00%		Portugal	Portugal
Generg Servicos de Engenharia e Gestão	100.00%		Portugal	Portugal
Generg Ventos da Gardunha	100.00%		Portugal	Portugal
Generg Ventos de Proenca - a - Nova	100.00%		Portugal	Portugal
Generg Ventos de Trancoso	100.00%		Portugal	Portugal
Generg Ventos do Caramulo	100.00%		Portugal	Portugal
Genergreen	100.00%		Portugal	Portugal
GIP III Zephyr Holdings, LLC	50.00%	E	United States	United States
Glaciere De Palisse	100.00%		France	France
Global Energy	100.00%		Bulgaria	Bulgaria
Global Solar Services	100.00%		France	France
Go Electric	100.00%		United States	United States
Golden Triangle Solar, LLC	100.00%		United States	United States
Goleta Solar, S.L.	100.00%		Spain	Spain
Goodfellow Solar III, LLC	100.00%		United States	United States
Goritsa Aiolos	100.00%		Greece	Greece
Gray Whale Offshore Wind Power No.1 Co., Ltd	42.50%	E	South Korea	South Korea
Gray Whale Offshore Wind Power No.2 Co., Ltd	42.50%	E	South Korea	South Korea
Gray Whale Offshore Wind Power No.3 Co. Ltd	42.50%	E	South Korea	South Korea
Greenwind S.A.	100.00%		Argentina	Argentina
Grillete Solar, S.L.U.	100.00%		Spain	Spain
GT R4 Holding Limited	50.00%	E	United Kingdom	United Kingdom
GV Beira Baixa	100.00%		Portugal	Portugal
GV Pinhal	100.00%		Portugal	Portugal
GV Seixo	90.00%		Portugal	Portugal
GV Sines	100.00%		Portugal	Portugal
GV Viana	100.00%		Portugal	Portugal
Haiding one international investment co Ltd	50.00%	E	TaIwan	TaIwan
Haiding three international investment co Ltd	50.00%	E	TaIwan	TaIwan
Haiding two international investment co Ltd	50.00%	E	TaIwan	TaIwan

F-94	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Hanwha Total Solar II, LLC	50.00%	E	United States	United States
Hanwha Total Solar, LLC	50.00%	E	United States	United States
Helio 100 Kw	100.00%		France	France
Helio 971	100.00%		France	France
Helio 974 Sol 1	100.00%		France	France
Helio 974 Toiture 2	100.00%		France	France
Helio Fonds Caraibes	100.00%		France	France
Helio L’R	100.00%		France	France
Helio Prony Resources New Caledonia	100.00%		New Caledonia	New Caledonia
Helio Saint Benoit	100.00%		France	France
Helio Wabealo	100.00%		France	France
Helix Project V, LLC	100.00%		United States	United States
HETTY	100.00%		France	France
HFV Montenero	100.00%		Italy	Italy
HFV Salentina	50.00%	E	Italy	Italy
Hid. Grela	100.00%		Portugal	Portugal
Hid. Manteigas	90.00%		Portugal	Portugal
Hid. Monte	100.00%		Portugal	Portugal
Hidrinveste	100.00%		Portugal	Portugal
Hill Solar I, LLC	100.00%		United States	United States
Hill Solar II, LLC	100.00%		United States	United States
HT Solar Holdings II, LLC	50.00%	E	United States	United States
HTS Holdings LLC	50.00%	E	United States	United States
Hydro 974	100.00%		France	France
Hydro Tinee	50.00%	E	France	France
Hydromons	100.00%		France	France
Inov	100.00%		Italy	Italy
Ise Total Nanao Power Plant G.K.	50.00%	E	Japan	Japan
Jingdan New Energy investment (Shanghai) Co. Ltd	50.00%	E	China	China
Jmcp	50.05%		France	France
Keith Solar I, LLC	100.00%		United States	United States
Kidds Store	100.00%		United States	United States
Komundo Offshore Wind Power Co., Ltd	42.50%	E	South Korea	South Korea
KSF Holding Nominees	57.50%		Australia	Australia
KSF Holding Trust	57.50%		Australia	Australia
KSF Project Nominees Pty Ltd	57.50%		Australia	Australia
KSF Project Trust	57.50%		Australia	Australia
KSF Syncon Trust	57.50%		Australia	Australia
LA Basin Solar I, LLC	100.00%		United States	United States
La Compagnie Electrique de Bretagne	50.00%	E	France	France
La Metairie Neuve	25.00%	E	France	France
La Seauve	40.00%	E	France	France
Lanuza Solar, S.L.U.	100.00%		Spain	Spain
Lauderdale Solar, LLC	100.00%		United States	United States
Laurens Solar I, LLC	100.00%		United States	United States
Le Bois Joli	100.00%		France	France
Lemoore Stratford Land Holdings IV, LLC	100.00%		United States	United States
Les ailes de Taillard	50.00%	E	France	France
Les vents de la Moivre 1	100.00%		France	France
Les Vents de la Moivre 2	100.00%		France	France
Les Vents de la Moivre 3	100.00%		France	France
Les Vents de la Moivre 4	100.00%		France	France
Les Vents de la Moivre 5	100.00%		France	France
Leuret	50.00%	E	France	France
Lithos Aiolos	100.00%		Greece	Greece
Lorca	50.00%	E	France	France
Lorrain	100.00%		France	France
Luce Solar SPA	100.00%		Chile	Chile
Luminora Solar 5	65.00%	E	Spain	Spain
Luminora Solar cuatro, S.L.	65.00%	E	Spain	Spain
Luminora Solar Dos, S.L.	65.00%	E	Spain	Spain
Luminora Solar Tres, S.L.	65.00%	E	Spain	Spain
Maenggoldo Offshore Wind Power Co., Ltd	42.50%	E	South Korea	South Korea
Malaspina	100.00%		Argentina	Argentina
Maral I	100.00%		Brazil	Brazil
Maral II	100.00%		Brazil	Brazil
Martianez Solar, S.L.U.	100.00%		Spain	Spain
Marysville Unified School District Solar, LLC	100.00%		United States	United States
Mastil Solar, S.L.	100.00%		Spain	Spain
Mauricio Solar, S.L.U.	100.00%		Spain	Spain
Maxeon Solar Technologies, Pte. Ltd	16.41%	E	Singapore	Singapore
Meco 8	100.00%		France	France
Medha Energy Private Ltd	50.00%	E	India	India
Megavento	100.00%		Portugal	Portugal
Merysol	50.00%	E	France	France
Mishmar LP	44.64%		Israel	Israel
Missiles & Space Batteries Limited	50.00%	E	United Kingdom	United Kingdom
Miyagi Osato Solar Park G.K.	45.00%	E	Japan	Japan
Miyako Kuzakai Solarpark G.K.	50.00%	E	Japan	Japan
MKAT	100.00%		Kazakhstan	Kazakhstan
Morena Solar, S.L.	100.00%		Spain	Spain
Mulilo Prieska PV (RF) Proprietary Limited	27.00%	E	South Africa	South Africa
Mustang Creek Solar, LLC	100.00%		United States	United States

Form 20-F 2023 TotalEnergies	F-95

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Myrtle Solar TE HoldCo	100.00%		United States	United States
Myrtle Solar, LLC	100.00%		United States	United States
Myrtle Storage, LLC	100.00%		United States	United States
Nevada Joint Union High School District Solar, LLC	100.00%		United States	United States
New Green Energy Services	100.00%		France	France
Nomad Solar	100.00%		Kazakhstan	Kazakhstan
Nouvelle Centrale Eolienne de Lastours	50.00%	E	France	France
NovEnergia Bulgaria Services	100.00%		Bulgaria	Bulgaria
NovEnergia Holding Company	100.00%		Luxembourg	Luxembourg
NovEnergia Holding Italia	100.00%		Italy	Italy
NovEnergia II Bulgaria	100.00%		Bulgaria	Bulgaria
NovEnergia Italia	100.00%		Italy	Italy
NovEnergia Poland	100.00%		Poland	Poland
NovEnergia Poland Services	100.00%		Poland	Poland
Nuza Solar, S.L.U.	100.00%		Spain	Spain
Ophelia Solar, LLC	100.00%		United States	United States
Parc Eolien de Cassini	50.00%	E	France	France
Parc Eolien Du Coupru	50.00%	E	France	France
Parc Eolien Du Vilpion	50.00%	E	France	France
Parc Photovoltaique de Puyloubier	100.00%		France	France
Parque Fotovoltaico Alicahue Solar SPA	100.00%		Chile	Chile
Parque Fotovoltaico Santa Adriana Solar SPA	100.00%		Chile	Chile
PE La Guardia	100.00%		Italy	Italy
Piedra Solar, LLC	100.00%		United States	United States
Pigeon Run Solar, LLC	100.00%		United States	United States
Pilastra Solar, S.L.U.	100.00%		Spain	Spain
Pinhal Interior SE	100.00%		Portugal	Portugal
Planta solar OPDE Andalucía 3, S.L.U.	100.00%		Spain	Spain
Pontenure	100.00%		Italy	Italy
Portalon Solar, S.L.U.	100.00%		Spain	Spain
Pos Production Ii	60.00%		France	France
Pos Production Iii	70.00%		France	France
Pos Production Iv	70.00%		France	France
Pos Production V	70.00%		France	France
Poste HTB du Mont de L’Arbre	100.00%		France	France
Postigo Solar, S.L.U.	100.00%		Spain	Spain
Postor Solar S.L.	100.00%		Spain	Spain
PT TATS Indonesia	100.00%		Indonesia	Indonesia
Quadrica	51.00%	E	France	France
Quilla Solar, S.L.U.	100.00%		Spain	Spain
Rabiza Solar, S.L.U.	100.00%		Spain	Spain
Randolph Solar I, LLC	100.00%		United States	United States
Rececho Solar, S.L.	100.00%		Spain	Spain
Recova Solar, S.L.U.	100.00%		Spain	Spain
Regata Solar, S.L.U.	100.00%		Spain	Spain
Renoptipower	75.25%		Greece	Greece
Rhea	100.00%		France	France
Risen Bangladesh	100.00%		Bangladesh	Singapore
Risen Energy Battambang	100.00%		Cambodia	Cambodia
RLA Solar SPA	100.00%		Chile	Chile
Rolling Plains Solar, LLC	100.00%		United States	United States
Rönesans Enerji Üretim ve Ticaret Anonim Șirketi	50.00%	E	Turkey	Turkey
S.E.R.E.	100.00%		Portugal	Portugal
Saft (Zhuhai FTZ) Batteries Company Limited	100.00%		China	China
Saft (Zhuhai) Energy Storage Co	100.00%		China	China
Saft AB	100.00%		Sweden	Sweden
Saft America Inc.	100.00%		United States	United States
Saft AS	100.00%		Norway	Norway
Saft Australia PTY Limited	100.00%		Australia	Australia
Saft Batterias SL	100.00%		Spain	Spain
Saft Batterie Italia S.R.L.	100.00%		Italy	Italy
Saft Batterien GmbH	100.00%		Germany	Germany
Saft Batteries Pte Limited	100.00%		Singapore	Singapore
Saft Batteries PTY Limited	100.00%		Australia	Australia
Saft Batterijen B.V.	100.00%		Netherlands	Netherlands
Saft Do Brasil Ltda	100.00%		Brazil	Brazil
Saft EV S.A.S.	100.00%		France	France
Saft Ferak AS	100.00%		Czech Republic	Czech Republic
Saft Groupe S.A.S.	100.00%		France	France
Saft Hong Kong Limited	100.00%		Hong Kong	Hong Kong
Saft India Private Limited	100.00%		India	India
Saft Japan KK	100.00%		Japan	Japan
Saft Limited	100.00%		United Kingdom	United Kingdom
Saft LLC	100.00%		Russia	Russia
Saft Nife ME Limited	100.00%		Cyprus	Cyprus
Saft S.A.S.	100.00%		France	France
Sanabria Solar, S.L.	100.00%		Spain	Spain
Sanders Creek Solar, LLC	100.00%		United States	United States
Seagreen HoldCo 1 Limited	51.00%	E	United Kingdom	United Kingdom
SEC	100.00%		Italy	Italy
Shakumbhari Solar Power Projects Private Ltd	50.00%	E	India	India
Shams Power Company PJSC	20.00%	E	United Arab Emirates	United Arab Emirates
SIIF EDF EN	51.02%		Israel	Israel
Societe Champenoise d’Energie	16.00%	E	France	France

F-96	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Societe d’Exploitation du Soleil du Haut - Deffens	100.00%		France	France
Societe Economie Mixte Production Energetique Renouvelable	35.92%	E	France	France
Sol Holding, LLC	50.00%	E	United States	United States
Solaire Habitat Social	100.00%		France	France
Solar Barocco	100.00%		Italy	Italy
Solar Carport NJ, LLC	100.00%		United States	United States
Solar Energies	65.00%	E	France	France
Solar Life Energy	100.00%		Italy	Italy
Solar Star Academia 1, LLC	100.00%		United States	United States
Solar Star Addison North, LLC	100.00%		United States	United States
Solar Star Alleghany South, LLC	100.00%		United States	United States
Solar Star Always Low Prices Hi, LLC	100.00%		United States	United States
Solar Star Arizona HMR-1, LLC	100.00%		United States	United States
Solar Star Baltimore Carney, LLC	100.00%		United States	United States
Solar Star Baltimore Roofs, LLC	100.00%		United States	United States
Solar Star Bay City 2, LLC	100.00%		United States	United States
Solar Star Big Apple BTM, LLC	100.00%		United States	United States
Solar Star Big Apple CDG, LLC	100.00%		United States	United States
Solar Star Big Apple CDGB,LLC	100.00%		United States	United States
Solar Star Blakeslee 2, LLC	100.00%		United States	United States
Solar Star Buchanan 1, LLC	100.00%		United States	United States
Solar Star Buchanan 2, LLC	100.00%		United States	United States
Solar Star California LXXV, LLC	100.00%		United States	United States
Solar Star California LXXVI, LLC	100.00%		United States	United States
Solar Star California LXXVIII, LLC	100.00%		United States	United States
Solar Star California XXXV, LLC	100.00%		United States	United States
Solar Star California XXXVI, LLC	100.00%		United States	United States
Solar Star California XXXVIII, LLC	100.00%		United States	United States
Solar Star Cambridge 1, LLC	100.00%		United States	United States
Solar Star Cantil 1, LLC	100.00%		United States	United States
Solar Star Carbondale 1, LLC	100.00%		United States	United States
Solar Star Carlsbad 1, LLC	100.00%		United States	United States
Solar Star Central Light, LLC	100.00%		United States	United States
Solar Star Charles City 1, LLC	100.00%		United States	United States
Solar Star Charles City 2, LLC	100.00%		United States	United States
Solar Star Charlotte 1, LLC	100.00%		United States	United States
Solar Star Clovis Curry North, LLC	100.00%		United States	United States
Solar Star Clovis Curry South, LLC	100.00%		United States	United States
Solar Star Co Co 2500, LLC	100.00%		United States	United States
Solar Star Coastal Pirate, LLC	100.00%		United States	United States
Solar Star Colorado II, LLC	100.00%		United States	United States
Solar Star CRC Kern Front, LLC	100.00%		United States	United States
Solar Star CRC Mt. Poso, LLC	100.00%		United States	United States
Solar Star CRC North Shafter, LLC	100.00%		United States	United States
Solar Star CRC Pier A West, LLC	100.00%		United States	United States
Solar Star CRC Yowlumne 1 North, LLC	100.00%		United States	United States
Solar Star CRC Yowlumne 2 South, LLC	100.00%		United States	United States
Solar Star Deer Island, LLC	100.00%		United States	United States
Solar Star Dornsife 1, LLC	100.00%		United States	United States
Solar Star Fort Atkinson South, LLC	100.00%		United States	United States
Solar Star George Gift, LLC	100.00%		United States	United States
Solar Star Gloucester 1, LLC	100.00%		United States	United States
Solar Star Gloucester 2, LLC	100.00%		United States	United States
Solar Star Golden Empire, LLC	100.00%		United States	United States
Solar Star Goochland 1, LLC	100.00%		United States	United States
Solar Star Goodwin Storage, LLC	100.00%		United States	United States
Solar Star Halifax 1, LLC	100.00%		United States	United States
Solar Star Harbor, LLC	100.00%		United States	United States
Solar Star Harpst Arcata, LLC	100.00%		United States	United States
Solar Star Hartford South, LLC	100.00%		United States	United States
Solar Star Hawley 1, LLC	100.00%		United States	United States
Solar Star HD Maryland, LLC	100.00%		United States	United States
Solar Star HD New Jersey, LLC	100.00%		United States	United States
Solar Star HD New York, LLC	100.00%		United States	United States
Solar Star Healthy 1, LLC	100.00%		United States	United States
Solar Star Healthy Lake, LLC	100.00%		United States	United States
Solar Star Herald Square 1, LLC	100.00%		United States	United States
Solar Star Hernwood, LLC	100.00%		United States	United States
Solar Star Hubbardson South, LLC	100.00%		United States	United States
Solar Star Irondale, LLC	100.00%		United States	United States
Solar Star Jal, LLC	100.00%		United States	United States
Solar Star Kennedale Storage, LLC	100.00%		United States	United States
Solar Star Khsd, LLC	100.00%		United States	United States
Solar Star LA County High Desert, LLC	100.00%		United States	United States
Solar Star Lake Mills 1, LLC	100.00%		United States	United States
Solar Star LCR Culver City, LLC	100.00%		United States	United States
Solar Star LCR Irvine, LLC	100.00%		United States	United States
Solar Star LCR Split 2, LLC	100.00%		United States	United States
Solar Star Light Park, LLC	100.00%		United States	United States
Solar Star Lincoln School, LLC	100.00%		United States	United States
Solar Star Lompoc Diatomite 1, LLC	100.00%		United States	United States
Solar Star Los Lunas 2 LLC	100.00%		United States	United States
Solar Star Los Lunas, LLC	100.00%		United States	United States

Form 20-F 2023 TotalEnergies	F-97

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Solar Star MA - Tewksbury, LLC	100.00%		United States	United States
Solar Star Massachusetts II, LLC	100.00%		United States	United States
Solar Star Massachusetts III, LLC	100.00%		United States	United States
Solar Star Maxx 1, LLC	100.00%		United States	United States
Solar Star Mayfield 1, LLC	100.00%		United States	United States
Solar Star Maynard 1, LLC	100.00%		United States	United States
Solar Star Mifflinburg 1, LLC	100.00%		United States	United States
Solar Star Millville Rohrsburg, LLC	100.00%		United States	United States
Solar Star Millville, LLC	100.00%		United States	United States
Solar Star Mount Crawford 1, LLC	100.00%		United States	United States
Solar Star Mountain Post, LLC	100.00%		United States	United States
Solar Star North Herty Storage, LLC	100.00%		United States	United States
Solar Star Orangeville 2, LLC	100.00%		United States	United States
Solar Star Orangeville Eagle, LLC	100.00%		United States	United States
Solar Star Palmyra North, LLC	100.00%		United States	United States
Solar Star Parent CRC Kern Front, LLC	100.00%		United States	United States
Solar Star Parent CRC Mt. Poso, LLC	100.00%		United States	United States
Solar Star Parent CRC North Shafter, LLC	100.00%		United States	United States
Solar Star Parent CRC Pier A West, LLC	100.00%		United States	United States
Solar Star Parent CRC Yowlumne 1 North, LLC	100.00%		United States	United States
Solar Star Parent CRC Yowlumne 2 South, LLC	100.00%		United States	United States
Solar Star Parkton, LLC	100.00%		United States	United States
Solar Star Pennsauken, LLC	100.00%		United States	United States
Solar Star Petersburg 1, LLC	100.00%		United States	United States
Solar Star Philipsburg 1, LLC	100.00%		United States	United States
Solar Star Pleasant Mount 1, LLC	100.00%		United States	United States
Solar Star Pleasant Mount 2, LLC	100.00%		United States	United States
Solar Star Prime 2, LLC	100.00%		United States	United States
Solar Star Prime 4, LLC	100.00%		United States	United States
Solar Star Prime SCK3, LLC	100.00%		United States	United States
Solar Star PTC 1, LLC	100.00%		United States	United States
Solar Star PTC 2, LLC	100.00%		United States	United States
Solar Star Serving Science 2, LLC	100.00%		United States	United States
Solar Star Serving Science, LLC	100.00%		United States	United States
Solar Star South Deering, LLC	100.00%		United States	United States
Solar Star State of CT Solar 1, LLC	100.00%		United States	United States
Solar Star Storage Texas, LLC	100.00%		United States	United States
Solar Star Timberville 1, LLC	100.00%		United States	United States
Solar Star Timberville 2, LLC	100.00%		United States	United States
Solar Star Track Southern Ave 1, LLC	100.00%		United States	United States
Solar Star Tranquility, LLC	100.00%		United States	United States
Solar Star Unkety Brook, LLC	100.00%		United States	United States
Solar Star Urbana Landfill South, LLC	100.00%		United States	United States
Solar Star Vegas I, LLC	100.00%		United States	United States
Solar Star Virginia Holdco, LLC	100.00%		United States	United States
Solar Star Ware 1, LLC	100.00%		United States	United States
Solar Star Western Hills Storage, LLC	100.00%		United States	United States
Solar Star Whitewater South, LLC	100.00%		United States	United States
Solar Star Wholesome Portland, LLC	100.00%		United States	United States
Solar Start Bear Creek, LLC	100.00%		United States	United States
Solarstar Ma I, LLC	100.00%		United States	United States
Solarstar Prime I, LLC	100.00%		United States	United States
SolarStorage Fund A, LLC	100.00%		United States	United States
SolarStorage Fund B, LLC	100.00%		United States	United States
SolarStorage Fund C, LLC	100.00%		United States	United States
SolarStorage Fund D, LLC	100.00%		United States	United States
Solenergy	100.00%		Italy	Italy
Sombrero Solar, LLC	100.00%		United States	United States
Spinnaker Solar, S.L.U.	100.00%		Spain	Spain
SPWR SS 1, LLC	100.00%		United States	United States
Strongstown Solar, LLC	100.00%		United States	United States
SunPower Bobcat Solar, LLC	100.00%		United States	United States
SunPower Commercial FTB Construction, LLC	100.00%		United States	United States
SunPower Commercial Holding Company FTB SLB Parent, LLC	100.00%		United States	United States
SunPower Commercial Holding Company FTB SLB, LLC	100.00%		United States	United States
SunPower Helix I, LLC	100.00%		United States	United States
SunPower NY CDG 1, LLC	100.00%		United States	United States
SunPower Revolver HoldCo I Parent, LLC	100.00%		United States	United States
SunPower Revolver HoldCo I, LLC	100.00%		United States	United States
Sunzil	50.00%	E	France	France
Swingletree Operations, LLC	100.00%		United States	United States
Tadiran Batteries GmbH	100.00%		Germany	Germany
Tadiran Batteries Limited	100.00%		Israel	Israel
Talmei Eliyahu	46.94%		Israel	Israel
Terra Santa I	88.77%		Brazil	Brazil
Terra Santa II	88.77%		Brazil	Brazil
Tethys	100.00%		France	France
Tianneng Saft Energy Joint Stock Company	40.00%	E	China	China
Titan	100.00%		France	France
TNE Holdco 1 Ltd	100.00%		United Kingdom	United Kingdom
Total Envision Energy Services (Shanghai) CO., Ltd	50.00%	E	China	China
Total Eren	100.00%		France	France
Total Eren Australia	100.00%		Australia	Australia

F-98	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Total Eren Chile	100.00%		Chile	Chile
Total Eren Holding	100.00%		France	France
Total Eren Nov	100.00%		France	France
Total Strong, LLC	50.00%	E	United States	United States
Total Tractebel Emirates O&M Company	50.00%	E	France	United Arab Emirates
Total Tractebel Emirates Power Company	50.00%	E	France	United Arab Emirates
TotalEnergies - Centrale Electrique Bayet	100.00%		France	France
TotalEnergies - Centrale Electrique Marchienne-au-Pont	100.00%		Belgium	Belgium
TotalEnergies - Centrale Electrique Pont-sur-Sambre	100.00%		France	France
TotalEnergies - Centrale Electrique Saint-Avold	100.00%		France	France
TotalEnergies - Centrale Electrique Toul	100.00%		France	France
TotalEnergies B HoldCo, LLC	100.00%		United States	United States
TotalEnergies C HoldCo, LLC	100.00%		United States	United States
TotalEnergies Carolina Long Bay, LLC	100.00%		United States	United States
TotalEnergies Clientes	100.00%		Spain	Spain
TotalEnergies CW I Solar, LLC	100.00%		United States	United States
TotalEnergies DF Solar, LLC	100.00%		United States	United States
Totalenergies Distributed Generation Assets Usa, LLC	100.00%		United States	United States
TotalEnergies Distributed Generation Philippines Inc.	100.00%		United States	United States
Totalenergies Distributed Generation Usa, LLC	100.00%		United States	United States
TotalEnergies Electricidad y Gas España	100.00%		Spain	Spain
TotalEnergies Electricite et Gaz France	100.00%		France	France
TotalEnergies Flexible Power Solutions	100.00%		France	France
TotalEnergies H Solar, LLC	100.00%		United States	United States
TotalEnergies HI Holdco, LLC	100.00%		United States	United States
TotalEnergies Integrated Power ESS Belgium	100.00%		Belgium	Belgium
TotalEnergies M Solar, LLC	100.00%		United States	United States
TotalEnergies Mercado España	100.00%		Spain	Spain
TotalEnergies New Ventures USA, Inc.	100.00%		United States	United States
TotalEnergies Offshore Wind Korea	100.00%		France	France
TotalEnergies OFW US 1, LLC	100.00%		United States	United States
TotalEnergies OFW US 4, LLC	100.00%		United States	United States
TotalEnergies Power & Gas Belgium	100.00%		Belgium	Belgium
TotalEnergies Power Generation France	100.00%		France	France
TotalEnergies Renewables	100.00%		France	France
TotalEnergies Renewables (Cambodia) Co., Ltd	100.00%		Cambodia	Cambodia
TotalEnergies Renewables Asia	100.00%		Singapore	Singapore
TotalEnergies Renewables Development Middle East	100.00%		France	France
TotalEnergies Renewables Development Partnership, LLC	100.00%		United States	United States
TotalEnergies Renewables Development Philippines Corporation	100.00%		Philippines	Philippines
TotalEnergies Renewables DG Asia Assets PTE Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables DG Development Asia Pte. Ltd.	100.00%		Singapore	Singapore
TotalEnergies Renewables DG Holdings Asia PTE Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables DG MEA - Assets 1 FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Renewables DG MEA FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Renewables ESS Carling	100.00%		France	France
TotalEnergies Renewables ESS Flandres	100.00%		France	France
TotalEnergies Renewables ESS Grandpuits	100.00%		France	France
TotalEnergies Renewables Iberica, S.L.U	100.00%		Spain	Spain
TotalEnergies Renewables Indian Ocean Ltd	100.00%		Mauritius Island	Mauritius Island
TotalEnergies Renewables International	100.00%		France	France
TotalEnergies Renewables Latin America	100.00%		Chile	Chile
TotalEnergies Renewables Malaysia Sdn. Bhd.	100.00%		Malaysia	Malaysia
TotalEnergies Renewables Projects Philippines Corporation	100.00%		Philippines	Philippines
TotalEnergies Renewables Projects Singapore Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables Projects Vietnam	100.00%		Singapore	Singapore
Totalenergies Renewables R4 Holdco Ltd	100.00%		United Kingdom	United Kingdom
Totalenergies Renewables Seagreen Holdco Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Renewables Singapore Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables Thailand	100.00%		Thailand	Thailand
TotalEnergies Renewables UK Limited	100.00%		United Kingdom	United Kingdom
TotalEnergies Renewables USA, LLC	100.00%		United States	United States
TotalEnergies Renouvelables Danemark ApS	100.00%		Denmark	Denmark
TotalEnergies Renouvelables France	100.00%		France	France
TotalEnergies Renouvelables Nogara	50.00%	E	France	France
TotalEnergies Renouvelables Pacific	100.00%		France	France
TotalEnergies Solar DG Nederland B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Solar France	100.00%		France	France
TotalEnergies Solar Intl	100.00%		France	France
TotalEnergies Solar Wind Indian Ocean Ltd	100.00%		Mauritius Island	Mauritius Island
TotalEnergies Wire 3, LLC	100.00%		United States	United States
TQN Hydro	100.00%		France	France
TQN Solar	100.00%		France	France
TQN Solar Nogara	50.00%	E	France	France
TQN Wind	100.00%		France	France
Trancoso SE	100.00%		Portugal	Portugal
Trofeo Solar, S.L.U.	100.00%		Spain	Spain
TSGF SpA	100.00%		Chile	Chile
TSSDG India Private Limited	100.00%		India	India
Tutly Solar	100.00%		Uzbekistan	Uzbekistan
Valencia Solar 1, LLC	100.00%		United States	United States
Valencia Solar 2, LLC	100.00%		United States	United States
Valencia Solar 3, LLC	100.00%		United States	United States

Form 20-F 2023 TotalEnergies	F-99

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Valencia Solar 4, LLC	100.00%		United States	United States
Valorene	66.00%		France	France
Varadero Solar, S.L.	100.00%		Spain	Spain
Vents d’Oc Centrale d’Energie Renouvelable 16	100.00%		France	France
Vents D’Oc Centrale D’Energie Renouvelable 17	50.00%	E	France	France
Vents D’Oc Centrale D’Energie Renouvelable 18	100.00%		France	France
Vertigo	25.00%	E	France	France
Viana Castelo SE	100.00%		Portugal	Portugal
Vientos Los Hercules	100.00%		Argentina	Argentina
Vientos Solutions S.L.	100.00%		Spain	Argentina
Wichita Data, LLC	100.00%		United States	United States
Wichita Solar I, LLC	100.00%		United States	United States
Winche Solar, S.L.U.	100.00%		Spain	Spain
Wind 1026 GmbH	100.00%		Germany	France
Wind 1029 GmbH	100.00%		Germany	Germany
Winergy	100.00%		France	France
Woodbury Solar, LLC	100.00%		United States	United States
WP France 21	100.00%		France	France
Yunlin Holding Gmbh	23.00%	E	Germany	Germany
Yunlin Ukco Limited	29.46%	E	United Kingdom	United Kingdom
Zenith Solar, LLC	100.00%		United States	United States

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Refining & Chemicals
	Appryl S.N.C	50.00%		France	France
	Atlantic Trading and Marketing Financial Inc.	100.00%		United States	United States
	Atlantic Trading and Marketing Inc.	100.00%		United States	United States
	Balzatex S.A.S.	100.00%		France	France
	Barry Controls Aerospace S.N.C.	100.00%		France	France
	BASF Total Petrochemicals LLC	40.00%		United States	United States
	Bay Junction Inc.	100.00%		United States	United States
	Bayport Polymers LLC	50.00%	E	United States	United States
	Borrachas Portalegre Ltda	100.00%		Portugal	Portugal
	BOU Verwaltungs GmbH	100.00%		Germany	Germany
	Buckeye Products Pileline LP	14.66%	E	United States	United States
	Catelsa-Caceres S.A.U.	100.00%		Spain	Spain
	Composite Industrie Maroc S.A.R.L.	100.00%		Morocco	Morocco
	Composite Industrie S.A.	100.00%		France	France
	Cosden, LLC	100.00%		United States	United States
	COS-MAR Company	50.00%		United States	United States
	Cray Valley (Guangzhou) Chemical Company, Limited	100.00%		China	China
	Cray Valley Czech	100.00%		Czech Republic	Czech Republic
	Cray Valley HSC Asia Ltd	100.00%		China	China
	Cray Valley S.A.	100.00%		France	France
	CSSA - Chartering and Shipping Services S.A.	100.00%		Switzerland	Switzerland
	EcoMotion JV GmbH	49.90%	E	Germany	Germany
	Elf Aquitaine Fertilisants	100.00%		France	France
	Espa S.A.R.L.	100.00%		France	France
	Ethylene Est	99.98%		France	France
	Feluy Immobati	100.00%		Belgium	Belgium
	Fina Pipeline Co	100.00%		United States	United States
	Fina Technology, Inc.	100.00%		United States	United States
	Gasket (Suzhou) Valve Components Company, Limited	100.00%		China	China
	Gasket International S.R.L.	100.00%		Italy	Italy
	Grande Paroisse S.A.	100.00%		France	France
	Gulf Coast Pipeline LP	14.66%	E	United States	United States
	Hanwha TotalEnergies Petrochemical Co., Ltd	50.00%	E	South Korea	South Korea
	HBA Hutchinson Brasil Automotive Ltda	100.00%		Brazil	Brazil
	Hutchinson (UK) Limited	100.00%		United Kingdom	United Kingdom
	Hutchinson (Wuhan) Automotive Rubber Products Company Limited	100.00%		China	China
	Hutchinson Aeronautique & Industrie Limited	100.00%		Canada	Canada
	Hutchinson Aerospace & Industry Inc.	100.00%		United States	United States
	Hutchinson Aerospace GmbH	100.00%		Germany	Germany
	Hutchinson Antivibration Systems Inc.	100.00%		United States	United States
	Hutchinson Automotive Systems Company, Limited	100.00%		China	China
	Hutchinson Autopartes Mexico S.A. de C.V.	100.00%		Mexico	Mexico
	Hutchinson Borrachas de Portugal Ltda	100.00%		Portugal	Portugal
	Hutchinson Corporation	100.00%		United States	United States
	Hutchinson d.o.o Ruma	100.00%		Serbia	Serbia
	Hutchinson Do Brasil S.A.	100.00%		Brazil	Brazil
	Hutchinson Fluid Management Systems Inc.	100.00%		United States	United States
	Hutchinson GmbH	100.00%		Germany	Germany
	Hutchinson Holding GmbH	100.00%		Germany	Germany
	Hutchinson Holdings UK Limited	100.00%		United Kingdom	United Kingdom
	Hutchinson Iberia S.A.	100.00%		Spain	Spain
	Hutchinson Industrial Rubber Products (Suzhou) Company, Limited	100.00%		China	China
	Hutchinson Industrias Del Caucho SAU	100.00%		Spain	Spain
	Hutchinson Industries Inc.	100.00%		United States	United States
	Hutchinson Japan Company Limited	100.00%		Japan	Japan
	Hutchinson Korea Limited	100.00%		South Korea	South Korea
	Hutchinson Malta Ltd	100.00%		Malta	Malta

F-100	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Hutchinson Maroc S.A.R.L. AU	100.00%		Morocco	Morocco
Hutchinson Poland SP ZO.O.	100.00%		Poland	Poland
Hutchinson Polymers S.N.C.	100.00%		France	France
Hutchinson Porto	100.00%		Portugal	Portugal
Hutchinson Precision Sealing Systems Inc.	100.00%		United States	United States
Hutchinson Research & Innovation Singapore PTE. Limited	100.00%		Singapore	Singapore
Hutchinson Rubber Products Private Limited Inde	100.00%		India	India
Hutchinson S.A.	100.00%		France	France
Hutchinson S.N.C.	100.00%		France	France
Hutchinson S.R.L. (Italie)	100.00%		Italy	Italy
Hutchinson S.R.L. (Roumanie)	100.00%		Romania	Romania
Hutchinson Seal De Mexico S.A. de CV.	100.00%		Mexico	Mexico
Hutchinson Sealing Systems Inc.	100.00%		United States	United States
Hutchinson SRO	100.00%		Czech Republic	Czech Republic
Hutchinson Stop - Choc GmbH & CO. KG	100.00%		Germany	Germany
Hutchinson Technologies (Maanshan) Co., Ltd.	100.00%		China	China
Hutchinson Technologies (Shenyang) Co., Ltd.	100.00%		China	China
Hutchinson Transferencia de Fluidos S.A. de C.V.	100.00%		Mexico	Mexico
Hutchinson Tunisie S.A.R.L.	100.00%		Tunisia	Tunisia
Hutchinson Vietnam Company Limited	100.00%		Vietnam	Vietnam
Iber Resinas S.L.	100.00%		Spain	Spain
Industrias Tecnicas De La Espuma SL	100.00%		Spain	Spain
Industrielle Desmarquoy S.N.C.	100.00%		France	France
Jehier S.A.S.	99.89%		France	France
Joint Precision Rubber	100.00%		France	France
KTN Kunststofftechnik Nobitz GmbH	100.00%		Germany	Germany
Laffan Refinery Company Limited 1	10.00%	E	Qatar	Qatar
LaPorte Pipeline Company LP	19.96%	E	United States	United States
LaPorte Pipeline GP LLC	19.96%	E	United States	United States
Le Joint Francais S.N.C.	100.00%		France	France
Legacy Site Services Funding Inc.	100.00%		United States	United States
Legacy Site Services LLC	100.00%		United States	United States
Les Stratifies S.A.S.	100.00%		France	France
Lone Wolf Land Company	100.00%		United States	United States
Machen Land Limited	100.00%		United Kingdom	United Kingdom
Mide Technology Corporation	100.00%		United States	United States
Naphtachimie	50.00%		France	France
National Petroleum Refiners of South Africa (PTY) Limited	18.22%	E	South Africa	South Africa
Olutex Oberlausitzer Luftfahrttextilien GmbH	100.00%		Germany	Germany
Pamargan Products Limited	100.00%		United Kingdom	United Kingdom
Paulstra S.N.C.	100.00%		France	France
PFW Aerospace GmbH	100.00%		Germany	Germany
PFW Havacilik Sanayi ve Dis Ticaret Limited Sirtketi	100.00%		Turkey	Turkey
PFW Uk Machining Ltd.	100.00%		United Kingdom	United Kingdom
Polyblend GmbH	100.00%		Germany	Germany
Qatar Petrochemical Company Q.S.C. (QAPCO)	20.00%	E	Qatar	Qatar
Qatofin Company Limited	49.08%	E	Qatar	Qatar
Resilium	100.00%		Belgium	Belgium
Retia	100.00%		France	France
Retia USA LLC	100.00%		United States	United States
San Jacinto Rail Limited	17.00%	E	United States	United States
Saudi Aramco Total Refining & Petrochemical Company	37.50%	E	Saoudia Arabia	Saoudia Arabia
Societe Bearnaise De Gestion Industrielle	100.00%		France	France
Societe du Pipeline Sud-Europeen	35.14%	E	France	France
Southeast Texas Pipelines LLC	40.00%		United States	United States
Stillman Seal Corporation	100.00%		United States	United States
Stop-Choc (UK) Limited	100.00%		United Kingdom	United Kingdom
Synova	100.00%		France	France
TankOpslag en PijpleidingenNet N.V.	55.00%		Netherlands	Netherlands
Techlam S.A.S.	100.00%		France	France
TESSAF S.A.S.	49.90%		France	France
Thermal Control Systems Automotive Sasu	100.00%		France	France
Total Activites Maritimes	100.00%		France	France
Total Atlantic Trading Mexico SA De CV	100.00%		Mexico	Mexico
Total Corbion PLA B.V.	50.00%	E	Netherlands	Netherlands
Total Energy Marketing A/S	100.00%		Denmark	Denmark
Total Petrochemicals (Shangai) Limited	100.00%		China	China
TotalEnergies Belgium Services	100.00%		Belgium	Belgium
TotalEnergies Fluids	100.00%		France	France
TotalEnergies Laffan Refinery Holdco	100.00%		France	France
TotalEnergies Laffan Refinery Holdco II B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Marketing Deutschland GmbH Refining (d)	100.00%		Germany	Germany
TotalEnergies Olefins Antwerp	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals & Refining SA/NV	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals Development Feluy	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals Ecaussinnes	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals Feluy	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals France	100.00%		France	France
TotalEnergies Petrochemicals Hong Kong Ltd	100.00%		Hong Kong	Hong Kong
TotalEnergies Petrochemicals Iberica	100.00%		Spain	Spain
TotalEnergies Petrochemicals UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Pipeline USA, Inc.	100.00%		United States	United States
TotalEnergies Plastic Energy Advanced Recycling S.A.S.	60.00%		France	France
TotalEnergies Polymers Antwerp	100.00%		Belgium	Belgium

Form 20-F 2023 TotalEnergies	F-101

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies Raffinage Chimie	100.00%		France	France
TotalEnergies Raffinage France	100.00%		France	France
TotalEnergies Raffinerie Mitteldeutschland GmbH	100.00%		Germany	Germany
TotalEnergies Refinery Antwerp	100.00%		Belgium	Belgium
TotalEnergies Refinery Port Arthur, LLC	100.00%		United States	United States
TotalEnergies Refining & Chemicals Arabia	100.00%		France	France
TotalEnergies Splitter USA, Inc.	100.00%		United States	United States
TotalEnergies Trading Asia Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Trading Europe	100.00%		France	France
TotalEnergies Trading Products S.A.	100.00%		Switzerland	Switzerland
TotalEnergies Trading Storage S.A.	100.00%		Switzerland	Switzerland
TOTSA TotalEnergies Trading S.A.	100.00%		Switzerland	Switzerland
Totseanergy	49.00%	E	Belgium	Belgium
Transalpes S.N.C.	67.00%		France	France
Trans-Ethylene	99.98%		France	France
Vibrachoc S.A.U.	100.00%		Spain	Spain
Zeeland Refinery NV	55.00%		Netherlands	Netherlands

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Marketing & Services
	Antilles Gaz	100.00%		France	France
	Argedis	100.00%		France	France
	Aristea	51.00%	E	Belgium	Belgium
	Arteco	49.99%	E	Belgium	Belgium
	AS 24	100.00%		France	France
	AS24 Belgie N.V.	100.00%		Belgium	Belgium
	AS24 Espanola S.A.	100.00%		Spain	Spain
	AS24 Fuel Cards Limited	100.00%		United Kingdom	United Kingdom
	AS24 Lithuanie	100.00%		Lithunia	Lithunia
	AS24 Polska SP ZO.O.	100.00%		Poland	Poland
	AS24 Tankservice GmbH	100.00%		Germany	Germany
	BlueCharge Pte. Ltd	100.00%		Singapore	Singapore
	Clean Energy	19.10%	E	United States	United States
	Elf Oil UK Aviation Limited	100.00%		United Kingdom	United Kingdom
	Elf Oil UK Properties Limited	100.00%		United Kingdom	United Kingdom
	Fioulmarket.fr	100.00%		France	France
	Gapco Kenya Limited	100.00%		Kenya	Kenya
	Gapco Tanzania Limited	100.00%		Tanzania	Tanzania
	Guangzhou Elf Lubricants Company Limited	77.00%		China	China
	Gulf Africa Petroleum Corporation	100.00%		France	France
	Lubricants Vietnam Holding Limited	100.00%		Hong Kong	Hong Kong
	Quimica Vasca S.A.U.	100.00%		Spain	Spain
	Saudi Total Petroleum Products	51.00%	E	Saoudia Arabia	Saoudia Arabia
	Servauto Nederland B.V.	100.00%		Netherlands	Netherlands
	Societe d’exploitation de l’usine de Rouen	98.98%		France	France
	Societe mahoraise de stockage de produits petroliers	100.00%		France	France
	Societe Urbaine des Petroles	100.00%		France	France
	S-OIL TotalEnergies Lubricants Co. Ltd	50.00%	E	South Korea	South Korea
	South Asia LPG Private Limited	50.00%	E	India	India
	Stedis	100.00%		France	France
	Tas’Helat Marketing Company	50.00%	E	Saoudia Arabia	Saoudia Arabia
	TEVGO	100.00%		France	France
	TotaEnergies Marketing Botswana (Pty) Ltd	50.10%		Botswana	Botswana
	Total Bitumen UK Limited	100.00%		United Kingdom	United Kingdom
	Total China Investment Company Limited	100.00%		China	China
	Total Energies Charging Solutions UK Ltd	100.00%		United Kingdom	United Kingdom
	Total Especialidades Argentina	100.00%		Argentina	Argentina
	Total Freeport Corporation	51.00%	E	Philippines	Philippines
	Total Lubricants (China) Company Limited	77.00%		China	China
	Total Marketing Uganda	100.00%		Uganda	Uganda
	Total Parco Pakistan Limited	50.00%	E	Pakistan	Pakistan
	Total Philippines Corporation	51.00%	E	Philippines	Philippines
	Total Tianjin Manufacturing Company Limited	77.00%		China	China
	TotalEnergies Additives and Fuels Solutions	100.00%		France	France
	TotalEnergies Aviation	100.00%		France	France
	TotalEnergies Aviation Suisse S.A.	100.00%		Switzerland	Switzerland
	TotalEnergies Aviation Zambia Ltd	100.00%		Zambia	Zambia
	TotalEnergies Bitumen Deutschland GmbH	100.00%		Germany	Germany
	TotalEnergies Charging Services	100.00%		France	France
	TotalEnergies Charging Solutions Belgium	100.00%		Belgium	Belgium
	TotalEnergies Charging Solutions Deutschland GmbH	100.00%		Germany	Germany
	TotalEnergies Charging Solutions Nederland B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Diesel Comercio e Transportes Brasil Ltda	100.00%		Brazil	Brazil
	TotalEnergies Distribuidora Brasil LTDA	100.00%		Brazil	Brazil
	TotalEnergies Glass Lubricants Europe GmbH	100.00%		Germany	Germany
	TotalEnergies Holdings Deutschland GmbH	100.00%		Germany	Germany
	TotalEnergies LPG Vietnam Company Ltd	100.00%		Vietnam	Vietnam
	TotalEnergies Lubrifiants	99.98%		France	France
	TotalEnergies Lubrifiants Algerie SPA	78.90%		Algeria	Algeria
	TotalEnergies Lubrifiants Service Automobiles	99.98%		France	France

F-102	TotalEnergies Form 20-F 2023

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies Marine Fuels Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Marketing & Services	100.00%		France	France
TotalEnergies Marketing (Cambodia) Co. Ltd	100.00%		Cambodia	Cambodia
TotalEnergies Marketing (Fiji) Pte Ltd	100.00%		Fiji Islands	Fiji Islands
TotalEnergies Marketing (Hubei) Co., Ltd	100.00%		China	China
TotalEnergies Marketing (Shanghai) Co., Ltd	100.00%		China	China
TotalEnergies Marketing African Holdings Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Marketing Afrique	100.00%		France	France
TotalEnergies Marketing Angola S.A.	50.00%	E	Angola	Angola
TotalEnergies Marketing Antilles-Guyane	100.00%		France	France
TotalEnergies Marketing Asia-Pacific Middle East Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Marketing Belgium	100.00%		Belgium	Belgium
TotalEnergies Marketing Burkina	100.00%		Burkina Faso	Burkina Faso
TotalEnergies Marketing Cameroun S.A.	67.01%		Cameroon	Cameroon
TotalEnergies Marketing Ceská republika S.R.O.	100.00%		Czech Republic	Czech Republic
TotalEnergies Marketing Congo	100.00%		Congo	Congo
TotalEnergies Marketing Corse	100.00%		France	France
TotalEnergies Marketing Côte d’Ivoire	72.99%		Côte d’Ivoire	Côte d’Ivoire
TotalEnergies Marketing Denmark A/S	100.00%		Denmark	Denmark
TotalEnergies Marketing Dominicana, S.A.	50.00%		Dominican Republic	Dominican Republic
TotalEnergies Marketing Egypt	50.00%	E	Egypt	Egypt
TotalEnergies Marketing España, S.A.U.	100.00%		Spain	Spain
TotalEnergies Marketing Eswatini (Pty) Ltd	50.10%		Swaziland	Swaziland
TotalEnergies Marketing Ethiopia Share Company	100.00%		Ethiopia	Ethiopia
TotalEnergies Marketing France	100.00%		France	France
TotalEnergies Marketing Gabon	90.00%		Gabon	Gabon
TotalEnergies Marketing Ghana PLC	76.74%		Ghana	Ghana
TotalEnergies Marketing Guinea Ecuatorial	70.00%		Equatorial Guinea	Equatorial Guinea
TotalEnergies Marketing Guinee	100.00%		Guinea	Guinea
TotalEnergies Marketing Holdings Africa	100.00%		France	France
TotalEnergies Marketing Holdings Asia	100.00%		France	France
TotalEnergies Marketing Holdings India	100.00%		France	France
TotalEnergies Marketing India Private Ltd	100.00%		India	India
TotalEnergies Marketing Italia SpA	100.00%		Italy	Italy
TotalEnergies Marketing Jamaica Ltd	100.00%		Jamaica	Jamaica
TotalEnergies Marketing Jordan	100.00%		Jordan	Jordan
TotalEnergies Marketing Kenya PLC	93.96%		Kenya	Kenya
TotalEnergies Marketing Lebanon	100.00%		Lebanon	Lebanon
TotalEnergies Marketing Luxembourg S.A.	100.00%		Luxembourg	Luxembourg
TotalEnergies Marketing Madagasikara S.A.	79.44%		Madagascar	Madagascar
TotalEnergies Marketing Malawi Ltd	100.00%		Malawi	Malawi
TotalEnergies Marketing Mali	100.00%		Mali	Mali
TotalEnergies Marketing Maroc	55.00%		Morocco	Morocco
TotalEnergies Marketing Mauritius Ltd	55.00%		Mauritius Island	Mauritius Island
TotalEnergies Marketing Mayotte	100.00%		France	Mayotte
TotalEnergies Marketing Mexico S.A. de C.V.	100.00%		Mexico	Mexico
TotalEnergies Marketing Middle East FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Marketing Mocambique S.A.	100.00%		Mozambique	Mozambique
TotalEnergies Marketing Namibia (Pty) Ltd	50.10%		Namibia	Namibia
TotalEnergies Marketing Nederland NV	100.00%		Netherlands	Netherlands
TotalEnergies Marketing Nigeria PLC	61.72%		Nigeria	Nigeria
TotalEnergies Marketing Pacifique	100.00%		France	New Caledonia
TotalEnergies Marketing Polska	100.00%		Poland	Poland
TotalEnergies Marketing Polynesie	100.00%		France	French Polynesia
TotalEnergies Marketing Puerto Rico	100.00%		Puerto Rico	Puerto Rico
TotalEnergies Marketing RDC	60.00%		Democratic Republic of Congo	Democratic Republic of Congo
TotalEnergies Marketing Reunion	100.00%		France	Reunion
TotalEnergies Marketing Romania S.A.	100.00%		Romania	Romania
TotalEnergies Marketing Senegal	69.14%		Senegal	Senegal
TotalEnergies Marketing South Africa (Pty) Ltd	50.10%		South Africa	South Africa
TotalEnergies Marketing Taiwan Ltd	63.00%		TaIwan	TaIwan
TotalEnergies Marketing Tanzania Ltd	100.00%		Tanzania	Tanzania
TotalEnergies Marketing Togo	76.72%		Togo	Togo
TotalEnergies Marketing Tunisie	100.00%		Tunisia	Tunisia
TotalEnergies Marketing UAE LLC	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Marketing Uganda Ltd	100.00%		Uganda	Uganda
TotalEnergies Marketing UK Limited	100.00%		United Kingdom	United Kingdom
TotalEnergies Marketing Ukraine	100.00%		Ukraine	Ukraine
TotalEnergies Marketing USA Inc.	100.00%		United States	United States
TotalEnergies Marketing Vietnam Company Ltd	100.00%		Vietnam	Vietnam
TotalEnergies Marketing Zambia Ltd	100.00%		Zambia	Zambia
TotalEnergies Marketing Zimbabwe (Private) Ltd	80.00%		Zimbabwe	Zimbabwe
TotalEnergies MKG Luxembourg S.A.	100.00%		Luxembourg	Luxembourg
TotalEnergies Proxi Nord Est	100.00%		France	France
TotalEnergies Proxi Nord Ouest	100.00%		France	France
TotalEnergies Proxi Sud Est	100.00%		France	France
TotalEnergies Proxi Sud Ouest	100.00%		France	France
TotalEnergies Retail Belgium	100.00%		Belgium	Belgium
TotalEnergies Retail Nederland B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Singapore Services Pte Ltd	100.00%		Singapore	Singapore
TotalEnergies Sinochem Retail Company Ltd	49.00%	E	China	China
TotalEnergies Supply Marketing Services S.A.	100.00%		Switzerland	Switzerland
TotalEnergies Turkey Pazarlama A.S.	100.00%		Turkey	Turkey

Form 20-F 2023 TotalEnergies	F-103

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies Warme&Kraftstoff Deutschland GmbH	100.00%		Germany	Germany
TotalEnergies Wash France	100.00%		France	France
Trapil	5.50%	E	France	France
Upbeatprops 100 PTY Limited	50.10%		South Africa	South Africa
Yangtze Gorges Green Way Charging Technology (Hubei) Co., Ltd.	50.00%	E	China	China

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Corporate
	Albatros	100.00%		France	France
	Elf Aquitaine Inc.	100.00%		United States	United States
	Elf Forest Products LLC	100.00%		United States	United States
	Institut Photovoltaique D’Ile De France (IPVF)	43.00%		France	France
	Omnium Reinsurance Company S.A.	100.00%		Switzerland	Switzerland
	Pan Insurance Limited	100.00%		Ireland	Ireland
	Septentrion Participations	100.00%		France	France
	Socap S.A.S.	100.00%		France	France
	Societe Civile Immobiliere CB2	100.00%		France	France
	Sofax Banque	100.00%		France	France
	Total Energy Investments Tianjin	100.00%		China	China
	Total International NV	100.00%		Netherlands	Netherlands
	Total Investment Management Tianjin	100.00%		China	China
	Total Operations Canada Limited	100.00%		Canada	Canada
	Total Resources (Canada) Limited	100.00%		Canada	Canada
	TotalEnergies (Beijing) Corporate Management Co., Ltd.	100.00%		China	China
	TotalEnergies American Services, Inc.	100.00%		United States	United States
	TotalEnergies Capital	100.00%		France	France
	TotalEnergies Capital Canada Ltd	100.00%		Canada	Canada
	TotalEnergies Capital International	100.00%		France	France
	TotalEnergies Consulting	100.00%		France	France
	TotalEnergies Delaware, Inc.	100.00%		United States	United States
	TotalEnergies Developpement Regional S.A.S.	100.00%		France	France
	TotalEnergies Digital Factory	100.00%		France	France
	TotalEnergies EP Gestion Filiales	100.00%		France	France
	TotalEnergies Facilities Management Services (TFMS)	100.00%		France	France
	TotalEnergies Finance	100.00%		France	France
	TotalEnergies Finance Corporate Services Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies Finance Europe	100.00%		France	France
	TotalEnergies Finance International B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Finance USA, Inc.	100.00%		United States	United States
	TotalEnergies Funding Nederland B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Gestion USA	100.00%		France	France
	TotalEnergies Global Financial Services	100.00%		France	France
	TotalEnergies Global Human Resources Services	100.00%		France	France
	TotalEnergies Global Information Technology Services Belgium	99.98%		Belgium	Belgium
	TotalEnergies Global IT Services (TGITS)	100.00%		France	France
	TotalEnergies Global Procurement (TGP)	100.00%		France	France
	TotalEnergies Global Procurement Belgium S.A. (TGPB)	100.00%		Belgium	Belgium
	TotalEnergies Global Services Bucharest	100.00%		Romania	Romania
	TotalEnergies Global Services Philippines Inc.	100.00%		Philippines	Philippines
	TotalEnergies Holding Allemagne	100.00%		France	France
	TotalEnergies Holdings	100.00%		France	France
	TotalEnergies Holdings Europe	100.00%		France	France
	TotalEnergies Holdings UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies Holdings USA, Inc.	100.00%		United States	United States
	TotalEnergies Investments	100.00%		France	France
	TotalEnergies Learning Solutions (TLS)	100.00%		France	France
	TotalEnergies Marketing Holdings Nederland B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Marketing Holdings South Africa ZA (Pty) Ltd	100.00%		South Africa	Netherlands
	TotalEnergies One Tech Belgium	100.00%		Belgium	Belgium
	TotalEnergies OneTech	100.00%		France	France
	TotalEnergies Participations	100.00%		France	France
	TotalEnergies Petrochemicals & Refining USA, Inc. (d)	100.00%		United States	United States
	TotalEnergies SE	–		France	France
	TotalEnergies Security USA, Inc.	100.00%		United States	United States
	TotalEnergies Treasury	100.00%		France	France
	TotalEnergies Treasury Belgium	100.00%		Belgium	Belgium
	TotalEnergies UK Finance Ltd	100.00%		United Kingdom	United Kingdom

(a) Del Rio Funding LLC, % of control different from % of interest : 50.00%

(b) Rio Grande LNG Intermediate Holdings LLC, % of control different from % of interest : 16.67%

(c) TotalEnergies Australia Unit Trust, % of control different from % of interest : 75.16%

(d) Multi-segment entities

F-104	TotalEnergies Form 20-F 2023