Form 20-F
period 2024-12-31
TotalEnergies SE
filed 2025-03-31
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

2,397,679,661 Shares, par value €2.50 each, as of December 31, 2024

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

References in this annual report on Form 20-F (this “Annual Report” or this “document”) to pages and sections of the “Universal Registration Document 2024” are references only to those pages and sections of TotalEnergies’ Universal Registration Document for the year ended December 31, 2024 attached in Exhibit 15.1 to this Annual Report and forming a part hereof. Other than as expressly provided herein, the Universal Registration Document 2024 is not incorporated herein by reference.

TotalEnergies’ Consolidated Financial Statements on pages F-9 to F-13 are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU) as of December 31, 2024.

In addition, this Annual Report and the Universal Registration Document 2024 contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. TotalEnergies’ management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating TotalEnergies’ operating performance. TotalEnergies believes that presentation of this information, along with comparable GAAP measures, is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by TotalEnergies may not be comparable with similarly titled amounts reported by other companies.

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

ADDITIONAL INFORMATION

This Annual Report reports information primarily regarding TotalEnergies’ business, operations and financial information relating to the fiscal year ended December 31, 2024. For more recent updates regarding TotalEnergies, you may inspect any reports, statements or other information TotalEnergies files with the United States Securities and Exchange Commission (“SEC”). All of its SEC filings made after December 31, 2001 are available to the public at the SEC website at http://www.sec.gov and from certain commercial document retrieval services. See also “Item 10. - 10.7 Documents on display”.

No material on the TotalEnergies website (https://totalenergies.com) forms any part of this Annual Report. References in this Annual Report to documents on the TotalEnergies website are included as an aid to the location of such documents and such documents are not incorporated by reference. References to websites and the Sustainability & Climate – 2025 Progress Report contained in this Annual Report (including all exhibits hereto) are provided for reference only; the information contained on the referenced websites or in the Sustainability & Climate – 2025 Progress Report is not incorporated by reference in this Annual Report.

CERTAIN TERMS, ABBREVIATIONS AND CONVERSION TABLE

For the meanings of certain terms used in this document, as well as certain abbreviations and a conversion table, refer to the “Glossary” starting on page 657 of the Universal Registration Document 2024, incorporated herein by reference. The terms “TotalEnergies”, “TotalEnergies company”, the “Company”, “we”, “us” or “our” as used in this document refer to TotalEnergies SE collectively with all of its direct and indirect consolidated companies located in or outside of France. The term “Corporation” as used in this document exclusively refers to TotalEnergies SE, which is the parent company.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

TotalEnergies has made certain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) in this document and in the documents referred to in, or incorporated by reference into, this Annual Report. This document may contain forward-looking statements including within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits", "aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

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

Form 20-F 2024 TotalEnergies	i

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

Additionally, the developments of climate change and other environmental-or social-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will.

ADDITIONAL IMPORTANT NOTES AND DISCLAIMERS

Our disclosures in this document or elsewhere, including disclosures on climate change and other environmental or social-related issues, may include information that is not necessarily “material” under U.S. securities laws for SEC reporting purposes or under applicable securities laws. For example, our sustainability-related information published in relation to the EU Corporate Sustainability Reporting Directive (together with the delegated regulation and transpositional legislation, “CSRD”) is subject to a different, more expansive standard of materiality than is understood in the context of U.S. federal securities laws and regulations. CSRD uses a “double materiality” standard, which requires the reporting entity to consider both financial materiality and impact materiality.

For “financial materiality”, CSRD states the scope of financial materiality for sustainability reporting is an expansion of the scope of materiality used in the process of determining which information should be included in the undertaking’s financial statements. CSRD provides that a sustainability matter is material from a financial perspective if it triggers or could reasonably be expected to trigger material financial effects on the undertaking i.e. that it generate risks or opportunities that have a material influence, or could reasonably be expected to have a material influence, on the undertaking’s development financial position, financial performance, cash flows, access to finance, or cost of capital over the short, medium, or long term. CSRD further provides that such information is considered material if omitting, misstating or obscuring that information could reasonably be expected to influence decisions that the primary users of general-purpose financial reports make on the basis of an undertaking’s sustainability statement.

For “impact materiality”, CSRD states that a sustainability matter is material from an impact perspective when it pertains to the undertaking’s material actual or potential, positive or negative impacts on people or the environment over the short-, medium- or long-term. As such, it is inherently focused on impacts to parties other than the Company itself.

Under CSRD, sustainability matters are material if they satisfy one or both of these materiality tests. Such information should therefore not necessarily be interpreted as material in the U.S. context, even if the words “material” or “materiality” are used. Investors are cautioned to read carefully the definitions of financial materiality and impact materiality set forth above and not to assume that those terms should be understood in the same way as under U.S. federal securities laws.

ii	TotalEnergies Form 20-F 2024

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.1    Risk factors

TotalEnergies conducts its business in a constantly changing environment and is exposed to risks that, if they were to occur, could have a material adverse effect on its business, financial condition, reputation, outlook, or the price of financial instruments issued by TotalEnergies SE. Point 3.1 of chapter 3 of the Universal Registration Document 2024 (starting on page 132), incorporated herein by reference, presents the significant risk factors specific to TotalEnergies, to which it believes it is exposed as of the filing date of this Annual Report.

For additional information on the risks to which TotalEnergies believes it is exposed as of the filing date of this Annual Report, along with its approaches to managing certain of these risks, please refer to “Item 5. Operating and financial review and prospects” and “Item 11. Quantitative and qualitative disclosures about market risk”, as well as points 3.2, 3.3 and 3.6 of chapter 3 (starting on pages 141, 145 and 154, respectively) of the Universal Registration Document 2024, incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

The following information providing an integrated overview of TotalEnergies from the Universal Registration Document 2024 is incorporated herein by reference:

-	presentation of TotalEnergies and its governance (points 1.1.1 and 1.8 of chapter 1, starting on pages 6 and 43 respectively);
-	its strategy and ambition (points 1.2 and 1.3 of chapter 1, starting on page 14);
-	history, employees, integrated business model, industrial assets and geographic presence (points 1.1.2, 1.1.3, and 1.7.1-1.7.4 of chapter 1, starting on pages 10, 12 and 40 respectively);
-

an overview of its approach to sustainable development, investment policy, R&D and dialogue with stakeholders (points 1.4, 1.5, 1.6 and 1.7.5 of chapter 1, starting on pages 28, 34, 37 and 43 respectively); and

-	organizational structure (point 1.8.3 of chapter 1, starting on page 47).

The following information providing an overview of TotalEnergies’ businesses and activities from the Universal Registration Document 2024 is incorporated herein by reference:

-	information concerning TotalEnergies’ principal capital expenditures and divestitures (point 1.5 of chapter 1, starting on page 34). See also “Item 5. Operating and financial review and prospects”;
-	business overview for fiscal year 2024 (points 2.1 to 2.6 of chapter 2, starting on page 72); and
-

geographical breakdown of TotalEnergies’ sales, property, plants and equipment, intangible assets and capital expenditures over the past three years (Note 4 to the Consolidated Financial Statements, on page F-31).

The following other information from the Universal Registration Document 2024 is incorporated herein by reference:

-	countries under economic sanctions (point 3.2 of chapter 3, starting on page 141);
-	insurance and risk management (point 3.4 of chapter 3, starting on page 152);
-	additional reporting information (chapter 11, starting on page 645); and
-	investor relations (point 6.6 of chapter 6, starting on page 435).

See also “Additional Information” of this Annual Report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

Form 20-F 2024 TotalEnergies	3

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

For information on the invasion of Ukraine by Russia and the situation of the Company at March 28, 2025, refer to Item 5. – 5.6 starting on page 24.

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

In 2024, TotalEnergies reported IFRS net income of $15.8 billion and adjusted net income1 of $18.3 billion. TotalEnergies reported cash flow from operating activities of $30.9 billion and cash flow from operations excluding working capital (CFFO)1 of $29.9 billion in a softer environment mainly affected by a sharp decline in refining margins, after two exceptional years. The Company achieved nearly a 15% return on average capital employed (ROACE)1 in 2024, the best among the majors for the third consecutive year. TotalEnergies continued to implement its balanced growth strategy in a disciplined manner by investing $17.8 billion in 2024, of which one third was in new Oil & Gas projects and $4.8 billion in low-carbon energies, including $3.9 billion in Integrated Power. With $8 billion in share buybacks2, payout1 reached 50% of cash flow from operations excluding working capital (CFFO). TotalEnergies ended the year 2024 with gearing1 below 10%, highlighting the Company’s strong financial health.

In 2024, TotalEnergies achieved five major projects start-ups (Mero-2 and Mero-3 in Brazil, Anchor in the United States, Fenix in Argentina and Tyra in Denmark) that support 2025 production growth of more than 3%. Exploration & Production generated adjusted net operating income of $10 billion, cash flow from operating activities of $17.4 billion and cash flow from operations excluding working capital (CFFO) of $17 billion. During the year of 2024, the Company sanctioned major oil projects in Suriname, Brazil and Angola, driving an outstanding reserves replacement ratio (157%) and a proved reserves life index greater than 12 years as of December 31, 2024, reflecting the depth of TotalEnergies’ Upstream portfolio. In 2024, TotalEnergies confirmed its low cost and low emission O&G model, with operating costs below $5/boe and GHG emissions3 and notably methane emissions down 3% and 15%, respectively, over the year.

For full-year 2024, Integrated LNG segment generated adjusted net operating income of $4.9 billion, cash flow from operating activities of $5.2 billion and cash flow from operations excluding working capital (CFFO) of $4.9 billion. The Company enriched its portfolio in 2024 with the launch of Marsa LNG in Oman, Ubeta in Nigeria, the Sapura OMV acquisition in Malaysia and the acquisition of dry gas assets in the Eagle Ford basin in Texas. Moreover, TotalEnergies continued to successfully market its LNG volumes by signing several new medium-term sales contracts (6 Mt/ year) in Asia, mostly Brent-indexed.

For full-year 2024, Integrated Power segment cash flow from operating activities was $3.0 billion and cash flow from operations excluding working capital (CFFO) totaled $2.6 billion, up 19% year-on-year and in line with annual Company guidance, and with a ROACE of 10%. Net electricity production increased 23% year-on-year to 41 TWh and contributed to reducing the average lifecycle carbon intensity of all energy products sold by the Company to its clients (-17% vs. 2015). During 2024, TotalEnergies continued to deploy its differentiated Integrated Power model in key targeted markets through strategic acquisitions: Quadra Energy and VSB that strengthen the Company’s position in Germany, and gas-fired power plants in the United States and the United Kingdom that further enhance the Company’s flexible generation capacity. Thanks to its portfolio, TotalEnergies anticipates growing power production to more than 50 TWh in 2025, equivalent to 10% of its hydrocarbon production.

For full-year 2024, Downstream adjusted net operating income was $3.5 billion, down from 2023 levels due to a sharp decline (-44%) in European refining margins and downgraded operations in some units. Importantly, cash flow from operating activities was $6.7 billion and cash flow from operations excluding working capital (CFFO) remained above $6 billion, demonstrating the resilience of the Company’s integrated Downstream model.

In view of the free cash flow1 growth outlook and share buybacks executed in 2024 (5% of the share capital), the Board of Directors will propose at the Shareholders’ Meeting to be held on May 23, 2025, the distribution of a final 2024 dividend of €0.85/share, resulting in an increase of 7% for the 2024 dividend to €3.22/share, compared to the 2023 dividend. Furthermore, the Board of Directors confirmed a shareholder return policy for 2025 targeting >40% CFFO payout, which will combine interim dividends increasing by 7.6% to €0.85/share and $2 billion of share buybacks per quarter, a level which will be pursued under reasonable market conditions.

1   Adjusted net income, cash flow from operations excluding working capital (CFFO), free cash flow, capital employed, net investment, gearing, payout and ROACE are non-GAAP financial measures. Refer to the “Glossary” starting on page 657 of the Universal Registration Document 2024 for the definitions and further information on Non-GAAP measures (alternative performance measures). The reconciliation tables for the non-GAAP financial measures are set forth under “Item 5 – 5.3 Adjusted Items and Reconciliation of non-GAAP financial measures” starting on page 15.

2   Including coverage of employees share grant plans.

3   Scope 1+2 of Oil & Gas operated activities.

Form 20-F 2024 TotalEnergies	4

Outlook

At the beginning of 2025, Brent prices remain volatile between $70 and $80/b, supported by the willingness of OPEC+ countries to balance oil markets that are facing strong supply growth from non-OPEC countries (US, Guyana, Brazil). According to the IEA, global oil demand is anticipated to grow by 1.1 Mb/d in 2025, up from a 0.8 Mb/d increase in 2024.

European gas prices increased at the end of 2024 and forward markets currently expect prices to be above $13/Mbtu in the first quarter of 2025, supported by high winter consumption and rapid inventory declines in Europe in the context of the interruption of Russian imports via Ukraine. Gas markets are expected to remain in tension in 2025 due to very limited expected capacity additions related to delays of some projects. TotalEnergies expects more than 40 Mt of LNG sales in 2025. Given the evolution of oil and gas prices in the recent months and the lag effect on price formulas, TotalEnergies anticipates its average LNG selling price will be above $10/Mbtu in the first quarter 2025.

In 2025, TotalEnergies anticipates its hydrocarbon production will grow more than 3%, benefiting from the ramp-up of 2024 start-ups and production start-ups, notably Ballymore in the Gulf of Mexico and Mero-4 in Brazil.

First quarter 2025 hydrocarbon production is expected to be between 2.5 and 2.55 Mboe/d thanks to the ramp-up of 2024 start-ups and the closing of the acquisitions of SapuraOMV in Malaysia and of interests in the Eagle Ford shale gas play in Texas that occurred during the fourth quarter 2024.

The Integrated Power segment is expected to expand in 2025 supported by electricity production growth greater than 20% to reach an annual net electricity generation of more than 50 TWh.

By combining hydrocarbon and electricity production growth, the Company expects to increase energy production by 5% in 2025. Integrated Power production will represent 10% of hydrocarbon production.

Form 20-F 2024 TotalEnergies	5

5.2    Results 2024-2022

5.2.1   TotalEnergies:

As of and for the year ended December 31 (in millions of dollars, except earnings per shares data)	2024	2023	2022
Sales	214,550	237,128	280,999
Net income (TotalEnergies share)	15,758	21,384	20,526
Adjusted EBITDA (1)	43,143	50,030	71,578
Adjusted net operating income (2) from business segments	20,566	25,107	38,475
Exploration & Production	10,004	10,942	17,479
Integrated LNG	4,869	6,200	11,169
Integrated Power	2,173	1,853	975
Refining & Chemicals	2,160	4,654	7,302
Marketing & Services	1,360	1,458	1,550
Adjusted net income (1) (TotalEnergies share)	18,264	23,176	36,197
Fully-diluted earnings per shares ($)	6.69	8.67	7.85
Fully-diluted weighted-average shares (millions)	2,315	2,434	2,572
Cash flow used in investing activities	(17,332)	(16,454)	(15,116)
Organic investments (1)	16,423	18,126	11,852
Acquisitions net of assets sales (1)	1,406	(1,289)	4,451
Net investments (1)	17,829	16,837	16,303
Cash flow from operating activities	30,854	40,679	47,367
Cash flow from operations excluding working capital (CFFO) (1)	29,917	35,946	45,729
Debt Adjusted Cash Flow (DACF) (1)	30,614	36,451	47,025
Gearing(1) of 8.3% at December 31, 2024 compared to 5.0% at December 31, 2023 and 7.0% at December 31, 2022.
(1)

Adjusted EBITDA, adjusted net income, organic investments, acquisitions net of assets sales, net investments, cash flow from operations excluding working capital (CFFO), debt adjusted cash flow (DACF) and gearing are non-GAAP financial measures. Refer to the “Glossary” starting on page 657 of the Universal Registration Document 2024 for the definitions and further information on Non-GAAP measures (alternative performance measures). The reconciliation tables for the non-GAAP financial measures are set forth under “Item 5. – 5.3 Adjusted Items and Reconciliation of non-GAAP financial measures” starting on page 15.

(2)	Detail of adjustment items shown in the business segment information. See “Item 5.- 5.2.2 Business segment reporting” below for further details.

Market environment parameters	2024	2023	2022
Brent ($/b)	80.8	82.6	101.3
Henry Hub ($/Mbtu)(1)	2.4	2.7	6.5
TTF ($/Mbtu)(2)	11.0	13.1	40.5
JKM ($/Mbtu)(3)	11.9	13.8	33.8
Average price of liquids (4), (5) ($/b) Consolidated subsidiaries	77.1	76.2	91.3
Average price of gas (4), (5) ($/Mbtu) Consolidated subsidiaries	5.54	6.64	13.15
Average price of LNG (4), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.80	10.76	15.90
European Refining Margin (ERM) (4), (7) ($/t)	39.5	71.0	92.3
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

(2)

TTF (Title Transfer Facility) is a virtual trading point in the Netherlands for transferring rights in respect of physical gas. It is the most liquid and widely used price benchmark for the natural gas markets in Europe. TTF is operated by Gasunie Transport Services (GTS), the owner and operator of the national transmission network in the Netherlands. It is traded in €/MWh.

(3)

JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 4:30 p.m. Singapore time.

(4)	Does not include oil, gas and LNG trading activities, respectively.
(5)	Sales in $ / Sales in volume for consolidated affiliates.
(6)	Sales in $ / Sales in volume for consolidated and equity affiliates.
(7)

This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.

Hydrocarbon production(1)	2024	2023	2022
Hydrocarbon production (kboe/d)	2,434	2,483	2,765
Oil (including bitumen) (kb/d)	1,314	1,388	1,307
Gas (including condensates and associated NGL) (kboe/d)	1,120	1,095	1,458
Hydrocarbon production (kboe/d)	2,434	2,483	2,765
Liquids (kb/d)	1,468	1,550	1,519
Gas (Mcf/d)	5,211	5,028	6,759
Hydrocarbon production excluding Novatek (kboe/d)	2,434	2,483	2,437

(1)   TotalEnergies production = Exploration & Production production + Integrated LNG production.

Return on equity (ROE) as of and for the year ended December 31 (in millions of dollars)	2024	2023	2022
Consolidated net income	16,031	21,510	21,044
Adjusted net income	18,586	23,450	36,657
Average adjusted shareholders’ equity	117,835	115,006	112,831
Return on equity (ROE)	15.8%	20.4%	32.5%

Form 20-F 2024 TotalEnergies	6

Return on average capital employed (ROACE) as of and for the year ended December 31 (in millions of dollars)	2024	2023	2022
Consolidated net income	16,031	21,510	21,044
Adjusted net operating income	19,974	24,684	38,212
Average capital employed	135,174	130,517	135,312
ROACE	14.8%	18.9%	28.2%

For a discussion of TotalEnergies’ proved reserves, refer to point 2.1.1 of chapter 2 of the Universal Registration Document 2024 (starting on page 73), incorporated herein by reference. See also point 9.1 of chapter 9 of the Universal Registration Document 2024 (starting on page 570), incorporated herein by reference, for additional information on proved reserves, including tables showing changes in proved reserves by region.

2024 vs. 2023

In terms of market environment parameters:

●	the Brent price decreased by 2% to $80.8/b on average in 2024 from $82.6/b on average in 2023;
●	TotalEnergies’ average liquids price realization[4] increased by 1% to $77.1/b in 2024 from $76.2/b in 2023;
●	TotalEnergies’ average gas price realization[5] decreased by 16% to $5.54/Mbtu in 2024 from $6.64/Mbtu in 2023;
●	TotalEnergies’ average LNG price realization[6] decreased by 9% to $9.80/Mbtu in 2024 from $10.76/Mbtu in 2023.

Hydrocarbon production was 2,434 kboe/d in 2024, up 2% compared to 2,483 kboe/d in 2023 (excluding the Canada disposal representing 3.5%) and was comprised of:

●	+3% due to start-ups and ramp-ups, including Mero-2 and Mero-3 in Brazil, Absheron in Azerbaijan, Bloc 10 in Oman, Tommeliten Alpha in Norway, Akpo West in Nigeria, Fenix in Argentina and Anchor in the United States,
●	+1% due to higher availability of production facilities,
●	+1% portfolio effect related to the entry into the producing fields of SARB Umm Lulu in the United Arab Emirates and Ratawi in Iraq and to the acquisition of interests in the Eagle Ford shale gas plays in Texas,
●	-3% due to the natural field decline.

The euro-dollar exchange rate averaged $1.0824/€ in 2024, compared to $1.0813/€ in 2023.

Net income (TotalEnergies share) was $15,758 million in the full-year 2024, a decrease of 26% compared to $21,384 million in the full-year 2023.

Adjusted net income (TotalEnergies share) was $18,264 million in the full-year 2024, a decrease of 21% compared to $23,176 million in the full-year 2023.

Adjustments to net income were $(2,506) million in the full-year 2024, consisting mainly of:

●	+$1.4 billion in capital gains, notably from the partial sale of distribution networks in Belgium and Luxembourg and the total sale in the Netherlands for the Marketing & Services segment. This amount includes the revaluation of retained and equity-accounted securities in Belgium and Luxembourg,
●	-$2.0 billion in impairments and exceptional provisions mainly related to the Company's minority interests in SunPower and Maxeon in the Integrated Power sector and those related to the exit from blocks 11B/12B and 5/6/7 in South Africa for the Exploration & Production segment,
●	-$0.4 billion in stock effects for the Refining & Chemicals and Marketing & Services segments,
●	-$0.9 billion in fair value changes, mainly due to the revaluation of internal derivative instruments. The negative adjustment in 2024 should be viewed in the context of positive adjustments recorded in 2022 and 2023, totaling a positive sum of $202 million over these 3 years,
●	-$0.6 billion in other items, mainly impacts from the infra-marginal rent contribution in France and deferred tax adjustments related to rate changes.

TotalEnergies SE bought back, in 2024, 120,463,232 TotalEnergies SE shares on the market, i.e., 5.02% of the share capital as of December 31, 2024, of which 110,946,344 for cancellation and, in 2023, 144,700,577 TotalEnergies SE shares on the market, i.e., 6.00% of the share capital as of December 31, 2023, of which 142,569,920 for cancellation. See also “Item 5. - 5.4.3 Shareholders’ equity”, below.

Fully-diluted earnings per share was $6.69 in 2024 compared to $8.67 in 2023.

Acquisitions were:

●	$4,646 million in the full year of 2024, related to the above acquisitions as well as the acquisitions of a 20% interest from Lewis Energy Group in the Dorado (Eagle Ford) gas field in Texas, the German renewable energy aggregator Quadra Energy, 1.5 GW of flexible gas capacity in Texas, 1.3 GW of flexible gas capacity in the United Kingdom and interest in offshore wind in Germany in 2023 and in The Netherlands in 2024.

Divestments were:

●	$3,240 million in the full year of 2024, related to the above divestments as well as to the closing of the retail network transaction with Alimentation Couche-Tard in Belgium, Luxemburg and the Netherlands, the sale of a 15% interest in Absheron in Azerbaijan, the farm down of the Seagreen offshore wind farm in the United Kingdom, and the sale of petrochemical assets in Lavera, France.

TotalEnergies’ cash flow from operating activities was $30,854 million in the full-year 2024, a decrease of 24% compared to $40,679 million in the full-year 2023.

4 Sales in $ / Sales in volume for consolidated affiliates.

5 Sales in $ / Sales in volume for consolidated affiliates.

6 Sales in $ / Sales in volume for consolidated and equity affiliates.

Form 20-F 2024 TotalEnergies	7

TotalEnergies’ cash flow used in investing activities was $(17,332) million in the full-year 2024 compared to $(16,454) million in the full-year 2023.

TotalEnergies’ cash flow from operations excluding working capital (CFFO) was $29,917 million in the full-year 2024, a decrease of 17% compared to $35,946 million in the full-year 2023.

For the full-year 2024, TotalEnergies’ cash flow from operating activities was $30,854 million versus cash flow from operations excluding working capital (CFFO) was $29,917 million, which reflects positive variation from a working capital release of $1 billion.

The change in working capital was a decrease of $2,364 million for the full-year 2024 in accordance with IFRS. The difference of $1,427 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $873 million, (ii) plus the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $525 million, (iii) plus the capital gains from the renewables project sale of $0 million and (iv) plus the organic loan repayments from equity affiliates of $29 million.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was a decrease of $937 million for the full-year 2024, compared to a decrease of $4,733 million for the full-year 2023.

TotalEnergies’ net cash flow7 was $12,088 million in 2024 compared to $19,109 million in 2023, reflecting the $6,029 million decrease in cash flow from operations excluding working capital (CFFO) and the $992 million increase in net investments to $17,829 million in 2024.

See also “Item 5. - 5.4 Liquidity and Capital Resources” below.

2023 vs. 2022

In terms of market environment parameters:

●	the Brent price decreased by 18% to $82.6/b on average in 2023 from $101.3/b on average in 2022;
●	TotalEnergies’ average liquids price realization[8] decreased by 17% to $76.2/b in 2023 from $91.3/b in 2022;
●	TotalEnergies’ average gas price realization[9] decreased by 50% to $6.64/Mbtu in 2023 from $13.15/Mbtu in 2022;
●	TotalEnergies’ average LNG price realization[10] decreased by 32% to $10.76/Mbtu in 2023 from $15.90/Mbtu in 2022.

Hydrocarbon production was 2,483 kboe/d in 2023, up 2% compared to 2,437 kboe/d in 2022 (excluding Novatek), comprised of:

●	+4% due to start-ups and ramp-ups, including Johan Sverdrup Phase 2 in Norway, Mero 1 in Brazil, Ikike in Nigeria, Block 10 in Oman, and Absheron in Azerbaijan,
●	+1% due to improved security conditions in Nigeria and Libya,
●	+1% due to lower planned maintenance and unplanned shutdowns, including at the Kashagan field in Kazakhstan,
●	-1% portfolio effect, related to the end of the Bongkot operating licenses in Thailand, exit from Termokarstovoye in Russia, disposal of the Canadian oil sands assets and effective withdrawal from Myanmar, partially offset by the entries in the producing fields of SARB Umm Lulu in the United Arab Emirates, of Sépia and Atapu in Brazil, of Ratawi in Iraq, and the increased participation in the Waha concessions in Libya,
●	-3% due to the natural field decline.

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

Adjustments to net income were $(1,792) million in the full-year 2023, consisting mainly of:

●	$2.0 billion gain on asset sales, including the sale of the Company’s retail network in Germany and the Company’s Canadian assets,
●	$(2.2) billion related to asset impairments, primarily related to upstream assets in Kenya and upstream mature assets in Congo, as well as Al Shaheen in Qatar for timing effect of taxes, the Yunlin offshore wind project in Taiwan, divestment projects of Naphtachimie to INEOS and the Natref refinery in South Africa, as well as client portfolios related to goodwill from gas & power marketing activities in Belgium, Spain, and France,
●	$(0.7) billion in inventory effects and effects of changes in fair value,

7   Net cash flow is a non-GAAP financial measures. Refer to the “Glossary” starting on page 657 of the Universal Registration Document 2023 for the definitions and further information on Non-GAAP measures (alternative performance measures). The reconciliation tables for the non-GAAP financial measures are set forth under “Item 5. – 5.3 Adjusted Items and Reconciliation of non-GAAP financial measures” starting on page 15.

8   Sales in $ / Sales in volume for consolidated affiliates.

9  Sales in $ / Sales in volume for consolidated affiliates.

10  Sales in $ / Sales in volume for consolidated and equity affiliates.

Form 20-F 2024 TotalEnergies	8

●	$(0.9) billion in other adjustments, notably the revaluation of Total Eren’s previously held equity interest, the devaluation of the Argentinian peso, the CCGT Infra-Marginal Income Contribution in France and the exceptional European solidarity contribution.

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

TotalEnergies’ net cash flow11 was $19,109 million in 2023 compared to $29,426 million in 2022, reflecting the $9,783 million decrease in cash flow from operations excluding working capital (CFFO) and the $534 million increase in net investments to $16,837 million in 2023.

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

The Inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

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

11   Net cash flow is a non-GAAP financial measures. Refer to the “Glossary” starting on page 657 of the Universal Registration Document 2024 for the definitions and further information on Non-GAAP measures (alternative performance measures). The reconciliation tables for the non-GAAP financial measures are set forth under “Item 5. – 5.3 Adjusted Items and Reconciliation of non-GAAP financial measures” starting on page 15.

Form 20-F 2024 TotalEnergies	9

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

The income and expenses not included in net operating income adjusted that are included in net income (TotalEnergies share) are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items. Starting 2023, details of adjustment items are presented for net operating income (with comparative period 2022).

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

Due to the change in the Company’s internal organizational structure affecting the composition of the business segments, the segment reporting data for 2022 has been retrospectively revised.

5.2.2.1    Exploration & Production segment

Hydrocarbon production	2024	2023	2022
EP (kboe/d)	1,947	2,034	2,296
Liquids (kb/d)*	1,408	1,492	1,466
Gas (Mcf/d)	2,880	2,900	4,492
EP excluding novatek (kboe/d)	1,947	2,034	2,025

Results (in millions of dollars except effective tax rate)	2024	2023	2022
Adjusted net operating income(1)	10,004	10,942	17,479
including adjusted income from equity affiliates	742	539	1,335
Effective tax rate(2)	47.8%	50.0%	50.8%
Cash flow used in investing activities	8,385	7,260	9,839
Organic investments	9,060	10,232	7,507
Acquisitions net of assets sales	(207)	(2,706)	2,520
Net investments	8,853	7,526	10,027
Cash flow from operating activities	17,388	18,531	27,654
Cash flow from operations excluding working capital (CFFO)	17,049	19,126	26,080
(1)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-24).
(2)

Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

2024 vs. 2023

Exploration & Production adjusted net operating income was $10,004 million in full-year 2024, down 9% compared to $10,942 million for the full-year 2023, driven by lower oil prices that were partially compensated by increased production and higher gas realizations.

The segment's cash flow from operating activities was $17,388 million in full-year 2024, down 6% compared to $18,531 million in the full-year 2023.

Form 20-F 2024 TotalEnergies	10

The segment’s cash flow from operations excluding working capital (CFFO) was $17,049 million in full-year 2024, down 11% compared to $19,126 million for the full-year 2023, mainly driven by lower oil and gas prices and by the impact of the disposal of the Canadian oil sands assets.

For additional information on the EP segment’s capital expenditures, refer to point 1.6 (starting on page 37) of chapter 1 and point 2.1.2 (on page 74) of chapter 2 of the Universal Registration Document 2024, incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources”, below.

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

The segment's cash flow from operating activities was $18,531 million in full-year 2023, down 33% compared to $27,654 million in the full-year 2022.

The segment’s cash flow from operations excluding working capital (CFFO) was $19,126 million in full-year 2023, down 27% compared to $26,080 million for the full-year 2022, mainly due to lower oil and gas prices.

5.2.2.2    Integrated LNG segment

Hydrocarbon production for LNG	2024	2023	2022
Integrated LNG (kboe/d)	487	449	469
Liquids (kb/d)	60	58	53
Gas (Mcf/d)	2,331	2,128	2,267
Integrated LNG excluding Novatek (kboe/d)	487	449	413

Liquefied Natural Gas (in Mt)	2024	2023	2022
Overall LNG sales	39.8	44.3	48.1
Incl. Sales from equity production*	15.5	15.2	17.0
Incl. Sales by TotalEnergies from equity production and third party purchases	34.7	40.1	42.8

*     The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Results (in millions of dollars, except the average price of LNG)	2024	2023	2022
Average price of LNG ($/Mbtu)(1) Consolidated subsidiaries and equity affiliates	9.80	10.76	15.90
Adjusted net operating income(2)	4,869	6,200	11,169
including adjusted income from equity affiliates	1,978	2,103	5,637
Cash flow used in investing activities	3,487	3,120	(1,052)
Organic investments	2,169	2,063	519
Acquisitions net of assets sales	1,367	1,096	(47)
Net investments	3,536	3,159	472
Cash flow from operating activities	5,185	8,442	9,604
Cash flow from operations excluding working capital (CFFO)	4,903	7,293	9,784
(1)	Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.
(2)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-24).

2024 vs. 2023

For full-year 2024, LNG sales were down 10% compared to full-year 2023 in a context of lower demand for LNG in Europe.

Integrated LNG adjusted net operating income was $4,869 million in the full-year 2024, down 21% compared to $6,200 million in the full-year 2023, mainly due to lower average LNG selling prices and low market volatility during the first three quarters of 2024 that impacted gas trading results.

The segment’s cash flow from operating activities was $5,185 million in the full-year 2024, down 39% compared to $8,442 million in the full-year 2023.

The segment’s cash flow from operations excluding working capital (CFFO) was $4,903 million in full-year 2024, down 33% compared to $7,293 million in full-year 2023, mainly due to lower average LNG selling prices and low market volatility during the first three quarters of 2024 that impacted gas trading results.

For information on the segment’s investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2024 (starting on page 37), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources” below.

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

Form 20-F 2024 TotalEnergies	11

5.2.2.3   Integrated Power segment

Integrated Power	2024	2023	2022
Net power production (TWh) (1)	41.1	33.4	33.2
o/w power production from renewables	26.0	18.9	10.4
o/w power production from gas flexible capacities	15.1	14.5	22.8
Portfolio of power generation net installed capacity (GW) (2)	21.5	17.3	12.0
o/w renewables	15.1	13.0	7.7
o/w gas flexible capacities	6.5	4.3	4.3
Portfolio of renewable power generation gross capacity (GW) (2), (3)	97.2	80.1	69.0
o/w installed capacity	26.0	22.4	16.8
Clients power – BtB and BtC (Million) (2)	6.1	5.9	6.1
Clients gas – BtB and BtC (Million) (2)	2.8	2.8	2.7
Sales power – BtB and BtC (TWh)	50.7	52.1	55.3
Sales gas – BtB and BtC (TWh)	98.6	100.9	96.3
(1)	Solar, wind, hydroelectric and gas flexible capacities.
(2)	End of period data.
(3)

Includes 20% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity effective third quarter 2022 and 49% of Casa dos Ventos’ gross capacity effective first quarter 2023.

Results (in millions of dollars)	2024	2023	2022
Adjusted net operating income(1)	2,173	1,853	975
including adjusted income from equity affiliates	—	137	201
Cash flow used in investing activities	3,897	4,836	4,100
Organic investments	2,355	2,582	1,385
Acquisitions net of assets sales	1,514	2,363	2,136
Net investments	3,869	4,945	3,521
Cash flow from operating activities	2,972	3,573	66
Cash flow from operations excluding working capital (CFFO)	2,555	2,152	970
(1)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-24).

2024 vs. 2023

For the full-year 2024, net power production was 41.1 TWh up 23% compared to 33.4 TWh in the full-year 2023. Notably, production from renewables increased 38% compared to full-year 2023 and accounted for more than 60% of the electricity generated.

For the full-year 2024, gross installed renewable power generation capacity reached 26.0 GW up 16% compared to 22.4 GW in the full-year 2023.

Integrated Power adjusted net operating income was $2,173 million in the full-year 2024, up nearly 20% compared to $1,853 million in the full-year 2023, in line with growth in the business.

The segment's cash flow from operating activities was $2,972 million in the full-year 2024, down 17% compared to $3,573 million in the full-year 2023.

The segment’s cash flow from operations excluding working capital (CFFO) was $2,555 million in the full-year 2024, up nearly 20% compared to $2,152 million in the full-year 2023 in line with growth in the business. These results demonstrate the relevance of the integrated model, with all segments of the value chain contributing to achieving of the annual guidance (> $2.5 billion CFFO).

For information on the segment’s investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2024 (starting on page 37), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources” below.

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

The segment's cash flow from operating activities was $3,573 million in the full-year 2023, 54.1 times higher compared to $66 million in the full-year 2022.

The segment’s cash flow from operations excluding working capital (CFFO) was $2,152 million in 2023, 2.2 times higher compared to $970 million in the full-year 2022, with all the segments of the value chain contributing to growth.

Form 20-F 2024 TotalEnergies	12

5.2.2.4    Downstream (Refining & Chemicals and Marketing & Services segments)

Results (in millions of dollars)	2024	2023	2022
Adjusted net operating income(1)	3,520	6,112	8,852
Cash flow used in investing activities	1,392	1,094	2,141
Organic investments	2,662	3,105	2,354
Acquisitions net of assets sales	(1,262)	(2,042)	(159)
Net investments	1,400	1,063	2,195
Cash flow from operating activities	6,709	9,914	11,787
Cash flow from operations excluding working capital (CFFO)	6,079	8,171	10,069
(1)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-24).

A.    Refining & Chemicals segment

Refinery throughput and utilization rates*	2024	2023	2022
Total refinery throughput (kb/d)	1,472	1,436	1,472
France	422	414	348
Rest of Europe	605	592	623
Rest of world	446	431	501
Utilization rates based on crude only**	83%	81%	82%
*	Includes refineries in Africa that are reported in the Marketing & Services segment for 2022 and 2023.
**	Based on distillation capacity at the beginning of the year.

Petrochemicals production and utilization rate	2024	2023	2022
Monomers* (kt)	5,082	4,896	5,005
Polymers (kt)	4,433	4,130	4,549
Steam cracker utilization rate**	79%	69%	76%
*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from 2nd quarter 2024.

Results (in millions of dollars, except ERM)	2024	2023	2022
European Refining Margin Marker (ERM) ($/t)(1)	39.5	71.0	92.3
Adjusted net operating income(2)	2,160	4,654	7,302
Cash flow used in investing activities	1,530	1,953	1,177
Organic investments	1,711	2,040	1,319
Acquisitions net of assets sales	(173)	(118)	(38)
Net investments	1,538	1,922	1,281
Cash flow from operating activities	3,808	7,957	8,663
Cash flow from operations excluding working capital (CFFO)	3,760	5,853	7,704
(1)

This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

(2)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-24).

2024 vs. 2023

In the full-year of 2024, refining throughput was up 2% compared to the full-year 2023, reflecting a slightly higher refinery utilization rate given the major turnaround schedule of the year.

In the full-year of 2024, the utilization rate based on crude was 83%, below the annual objective of 85% due to unplanned shutdowns notably at the Normandy and Donges platforms, in France as well as at the Port-Arthur refinery in the United States.

In the full-year of 2024, petrochemicals production was up 4% compared to the full-year 2023 for monomers and up 7% compared to the full-year 2023 for polymers due to an increase in the rate of use of crackers.

In the full-year of 2024, Refining & Chemicals adjusted net operating income was $2,160 million, down 54% compared to $4,654 million in the full-year 2023, reflecting lower refining margins in Europe and the Rest of the World.

The segment’s cash flow from operating activities was $3,808 million in the full-year 2024, down 52% compared to $7,957 million in the full-year 2023.

The segment’s cash flow from operations excluding working capital (CFFO) was $3,760 million in the full-year 2024, down 36% compared to $5,853 million in the full-year 2023 reflecting lower refining margins in Europe and the Rest of the World.

For information on the Refining & Chemicals segment’s investments, refer to point 1.5 of chapter 1 of the Universal Registration Document 2024 (starting on page 34), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources” below.

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

Form 20-F 2024 TotalEnergies	13

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

B.    Marketing & Services segment

Petroleum product sales (kb/d)*	2024	2023	2022
Total Marketing & Services sales	1,342	1,375	1,468
Europe	752	776	824
Rest of world	591	599	644
*	Excludes trading and bulk Refining sales.

Results (in millions of dollars)	2024	2023	2022
Adjusted net operating income(1)	1,360	1,458	1,550
Cash flow used in investing activities	(138)	(859)	964
Organic investments	951	1,065	1,035
Acquisitions net of assets sales	(1,089)	(1,924)	(121)
Net investments	(138)	(859)	914
Cash flow from operating activities	2,901	1,957	3,124
Cash flow from operations excluding working capital (CFFO)	2,319	2,318	2,365
(1)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-24).

2024 vs. 2023

In the full-year 2024, sales of petroleum products were down 2% compared to the full-year 2023 mainly due to seasonality of European fuel demand partially offset by better sales in the aviation and lubricants business.

Marketing & Services adjusted net operating income was $1,360 million in the full-year 2024, a decrease of 7% compared to $1,458 million in the full-year 2023 mainly because of the cession in Germany and Benelux.

The segment’s cash flow from operating activities was $2,901 million in the full-year 2024, an increase of 48% compared to $1,957 million in the full-year 2023.

The segment’s cash flow from operations excluding working capital (CFFO) was $2,319 million in the full-year 2024 compared to $2,318 million in the full-year 2023.

For information on the Marketing & Services segment’s investments, refer to point 1.6 of chapter 1 of the Universal Registration Document 2024 (starting on page 37), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources”, below.

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

Form 20-F 2024 TotalEnergies	14

5.3    Adjusted Items and Reconciliation of non-GAAP financial measures

A.         Adjustment items to net income (TotalEnergies share)

in millions of dollars	2024	2023	2022
Net income (TotalEnergies share)	15,758	21,384	20,526
Special items affecting net income (TotalEnergies share)	(1,219)	(1,105)	(17,310)
Gain (loss) on asset sales	1,372	2,047	1,391
Restructuring charges	(27)	(56)	(42)
Impairments	(1,976)	(2,166)	(15,743)
Other*	(588)	(930)	(2,916)
After-tax inventory effect : FIFO vs. replacement cost	(339)	(699)	501
Effect of changes in fair value	(948)	12	1,138
Total adjustments affecting net income	(2,506)	(1,792)	(15,671)
Adjusted net income (TotalEnergies share)	18,264	23,176	36,197
*

Other adjustment items for net income for the year 2024 amounted to ($588) million consisting mainly of the inframarginal rent contribution in France and deferred tax adjustments related to rate changes.

B.        Reconciliation of consolidated net income to adjusted net operating income

in millions of dollars	2024	2023	2022
Consolidated net income (a)	16,031	21,510	21,044
Net cost of net debt (b)	(1,360)	(1,108)	(1,278)
Special items affecting net operating income	(1,249)	(1,384)	(17,559)
Gain (loss) on asset sales	1,372	2,047	1,450
Restructuring charges	(27)	(56)	(55)
Impairments	(1,978)	(2,297)	(15,759)
Other	(616)	(1,078)	(3,195)
After-tax inventory effect : FIFO vs. replacement cost	(386)	(694)	531
Effect of changes in fair value	(948)	12	1,138
Total adjustments affecting net operating income (c)	(2,583)	(2,066)	(15,890)
Adjusted net operating income (a - b - c)	19,974	24,684	38,212

C.        Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

in millions of dollars	2024	2023	2022
Net income - TotalEnergies share	15,758	21,384	20,526
Less: adjustment items to net income (TotalEnergies share)	2,506	1,792	15,671
Adjusted net income - TotalEnergies share	18,264	23,176	36,197
Adjusted items
Add: non-controlling interests	322	274	460
Add: income taxes	11,209	12,939	20,565
Add: depreciation, depletion and impairment of tangible assets and mineral interests	11,667	12,012	12,316
Add: amortization and impairment of intangible assets	389	394	400
Add: financial interest on debt	3,016	2,820	2,386
Less: financial income and expense from cash & cash equivalents	(1,724)	(1,585)	(746)
Adjusted EBITDA	43,143	50,030	71,578

D.        Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

in millions of dollars	2024	2023	2022
Adjusted items
Revenues from sales	195,610	218,945	263,206
Purchases, net of inventory variation	(126,000)	(142,247)	(171,049)
Other operating expenses	(29,485)	(29,808)	(28,745)
Exploration costs	(528)	(575)	(574)
Other income	725	504	1,349
Other expense, excluding amortization and impairment of intangible assets	(317)	(288)	(1,142)
Other financial income	1,304	1,221	812
Other financial expense	(835)	(722)	(533)
Net income (loss) from equity affiliates	2,669	3,000	8,254
Adjusted EBITDA	43,143	50,030	71,578
Adjusted items
Less: depreciation, depletion and impairment of tangible assets and mineral interests	(11,667)	(12,012)	(12,316)
Less: amortization of intangible assets	(389)	(394)	(400)
Less: financial interest on debt	(3,016)	(2,820)	(2,386)
Add: financial income and expense from cash & cash equivalents	1,724	1,585	746
Less: income taxes	(11,209)	(12,939)	(20,565)
Less: non-controlling interests	(322)	(274)	(460)
Add: adjustment - TotalEnergies share	(2,506)	(1,792)	(15,671)
Net income - TotalEnergies share	15,758	21,384	20,526

Form 20-F 2024 TotalEnergies	15

E.        Investments – Divestments and reconciliation of cash flow used in investing activities to net investments, to acquisitions net of assets sales and to organic investments

(1)       Totalenergies share:

in millions of dollars	2024	2023	2022
Cash flow used in investing activities (a)	17,332	16,454	15,116
Other transactions with non-controlling interests (b)	—	—	(50)
Organic loan repayment from equity affiliates (c)	29	(2)	1,630
Change in debt from renewable projects financing (d)*	(52)	78	(589)
Capex linked to capitalized leasing contracts (e)	471	259	177
Expenditures related to carbon credits (f)	49	48	19
Net investments (a + b + c + d + e + f = g - i + h)	17,829	16,837	16,303
of which acquisitions net of assets sales (g-i)	1,406	(1,289)	4,451
Acquisitions (g)	4,646	6,428	5,872
Asset sales (i)	3,240	7,717	1,421
Change in debt from renewable projects (partner share)	26	(81)	279
of which organic investments (h)	16,423	18,126	11,852
Capitalized exploration	516	1,094	669
Increase in non-current loans	2,210	1,845	954
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,083)	(524)	(1,082)
Change in debt from renewable projects (TotalEnergies share)	(26)	(3)	(310)
*	Change in debt from renewable projects (TotalEnergies share and partner share).

(2)        Exploration & Production:

in millions of dollars	2024	2023	2022
Cash flow used in investing activities (a)	8,385	7,260	9,839
Other transactions with non-controlling interests (b)	—	—	—
Organic loan repayment from equity affiliates (c)	1	—	22
Change in debt from renewable projects financing (d)*	—	—	—
Capex linked to capitalized leasing contracts (e)	418	218	147
Expenditures related to carbon credits (f)	49	48	19
Net investments (a + b + c + d + e + f = g - i + h)	8,853	7,526	10,027
of which acquisitions net of assets sales (g-i)	(207)	(2,706)	2,520
Acquisitions (g)	534	2,320	3,134
Asset sales (i)	741	5,026	614
Change in debt from renewable projects (partner share)	—	—	—
of which organic investments (h)	9,060	10,232	7,507
Capitalized exploration	483	1,081	669
Increase in non-current loans	196	154	78
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(98)	(92)	(171)
Change in debt from renewable projects (TotalEnergies share)	—	—	—
*	Change in debt from renewable projects (TotalEnergies share and partner share).

(3)        Integrated LNG:

in millions of dollars	2024	2023	2022
Cash flow used in investing activities (a)	3,487	3,120	(1,052)
Other transactions with non-controlling interests (b)	—	—	—
Organic loan repayment from equity affiliates (c)	3	2	1,499
Change in debt from renewable projects financing (d)*	—	—	—
Capex linked to capitalized leasing contracts (e)	46	37	25
Expenditures related to carbon credits (f)	—	—	—
Net investments (a + b + c + d + e + f = g - i + h)	3,536	3,159	472
of which acquisitions net of assets sales (g-i)	1,367	1,096	(47)
Acquisitions (g)	1,417	1,253	27
Asset sales (i)	50	157	74
Change in debt from renewable projects (partner share)	—	—	—
of which organic investments (h)	2,169	2,063	519
Capitalized exploration	33	13	—
Increase in non-current loans	809	570	328
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(372)	(131)	(690)
Change in debt from renewable projects (TotalEnergies share)	—	—	—
*	Change in debt from renewable projects (TotalEnergies share and partner share).

Form 20-F 2024 TotalEnergies	16

(4)        Integrated Power:

in millions of dollars	2024	2023	2022
Cash flow used in investing activities (a)	3,897	4,836	4,100
Other transactions with non-controlling interests (b)	—	—	—
Organic loan repayment from equity affiliates (c)	17	27	5
Change in debt from renewable projects financing (d)*	(52)	78	(589)
Capex linked to capitalized leasing contracts (e)	7	4	5
Expenditures related to carbon credits (f)	—	—	—
Net investments (a + b + c + d + e + f = g - i + h)	3,869	4,945	3,521
of which acquisitions net of assets sales (g-i)	1,514	2,363	2,136
Acquisitions (g)	2,515	2,739	2,661
Asset sales (i)	1,001	376	525
Change in debt from renewable projects (partner share)	26	(81)	279
of which organic investments (h)	2,355	2,582	1,385
Capitalized exploration	—	—	—
Increase in non-current loans	979	870	397
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(439)	(177)	(83)
Change in debt from renewable projects (TotalEnergies share)	(26)	(3)	(310)
*	Change in debt from renewable projects (TotalEnergies share and partner share).

(5)        Refining & Chemicals:

in millions of dollars	2024	2023	2022
Cash flow used in investing activities (a)	1,530	1,953	1,177
Other transactions with non-controlling interests (b)	—	—	—
Organic loan repayment from equity affiliates (c)	8	(31)	104
Change in debt from renewable projects financing (d)*	—	—	—
Capex linked to capitalized leasing contracts (e)	—	—	—
Expenditures related to carbon credits (f)	—	—	—
Net investments (a + b + c + d + e + f = g - i + h)	1,538	1,922	1,281
of which acquisitions net of assets sales (g-i)	(173)	(118)	(38)
Acquisitions (g)	77	32	15
Asset sales (i)	250	150	53
Change in debt from renewable projects (partner share)	—	—	—
of which organic investments (h)	1,711	2,040	1,319
Capitalized exploration	—	—	—
Increase in non-current loans	99	79	53
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(43)	(33)	(35)
Change in debt from renewable projects (TotalEnergies share)	—	—	—
*	Change in debt from renewable projects (TotalEnergies share and partner share).

(6)        Marketing & Services:

in millions of dollars	2024	2023	2022
Cash flow used in investing activities (a)	(138)	(859)	964
Other transactions with non-controlling interests (b)	—	—	(50)
Organic loan repayment from equity affiliates (c)	—	—	—
Change in debt from renewable projects financing (d)*	—	—	—
Capex linked to capitalized leasing contracts (e)	—	—	—
Expenditures related to carbon credits (f)	—	—	—
Net investments (a + b + c + d + e + f = g - i + h)	(138)	(859)	914
of which acquisitions net of assets sales (g-i)	(1,089)	(1,924)	(121)
Acquisitions (g)	103	84	34
Asset sales (i)	1,192	2,008	155
Change in debt from renewable projects (partner share)	—	—	—
of which organic investments (h)	951	1,065	1,035
Capitalized exploration	—	—	—
Increase in non-current loans	103	152	83
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(109)	(82)	(87)
Change in debt from renewable projects (TotalEnergies share)	—	—	—
*	Change in debt from renewable projects (TotalEnergies share and partner share).

Form 20-F 2024 TotalEnergies	17

F.	Reconciliation of cash flow from operating activities to cash flow from operations excluding working capital (CFFO), to DACF and to net cash flow

(1)        Totalenergies share:

in millions of dollars	2024	2023	2022
Cash flow from operating activities (a)	30,854	40,679	47,367
(Increase) decrease in working capital (b)*	1,491	5,526	2,831
Inventory effect (c)	(525)	(714)	501
Capital gain from renewable project sales (d)	—	81	64
Organic loan repayments from equity affiliates (e)	29	(2)	1,630
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	29,917	35,946	45,729
Financial charges	(697)	(505)	(1,296)
Debt Adjusted Cash Flow (DACF)	30,614	36,451	47,025
Organic investments (g)	16,423	18,126	11,852
Free cash flow after organic investments (f - g)	13,494	17,820	33,877
Net investments (h)	17,829	16,837	16,303
Net cash flow (f - h)	12,088	19,109	29,426
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors’ contracts.

G.        Reconciliation of cash flow from operating activities to cash flow from operations excluding working capital (CFFO)

(1)        Exploration & Production

in millions of dollars	2024	2023	2022
Cash flow from operating activities (a)	17,388	18,531	27,654
(Increase) decrease in working capital (b)*	340	(595)	1,596
Inventory effect (c)	—	—	—
Capital gain from renewable project sales (d)	—	—	—
Organic loan repayments from equity affiliates (e)	1	—	22
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	17,049	19,126	26,080

(2)        Integrated LNG

in millions of dollars	2024	2023	2022
Cash flow from operating activities (a)	5,185	8,442	9,604
(Increase) decrease in working capital (b)*	285	1,151	1,319
Inventory effect (c)	—	—	—
Capital gain from renewable project sales (d)	—	—	—
Organic loan repayments from equity affiliates (e)	3	2	1,499
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	4,903	7,293	9,784
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG sectors’ contracts.

(3)        Integrated Power

in millions of dollars	2024	2023	2022
Cash flow from operating activities (a)	2,972	3,573	66
(Increase) decrease in working capital (b)*	434	1,529	(835)
Inventory effect (c)	—	—	—
Capital gain from renewable project sales (d)	—	81	64
Organic loan repayments from equity affiliates (e)	17	27	5
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,555	2,152	970
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG sectors’ contracts.

(4)        Refining & Chemicals

in millions of dollars	2024	2023	2022
Cash flow from operating activities (a)	3,808	7,957	8,663
(Increase) decrease in working capital (b)	433	2,641	823
Inventory effect (c)	(377)	(568)	240
Capital gain from renewable project sales (d)	—	—	—
Organic loan repayments from equity affiliates (e)	8	(31)	104
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	3,760	5,853	7,704

(5)        Marketing & Services

in millions of dollars	2024	2023	2022
Cash flow from operating activities (a)	2,901	1,957	3,124
(Increase) decrease in working capital (b)	730	(215)	498
Inventory effect (c)	(148)	(146)	261
Capital gain from renewable project sales (d)	—	—	—
Organic loan repayments from equity affiliates (e)	—	—	—
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,319	2,318	2,365

Form 20-F 2024 TotalEnergies	18

H.        Gearing Ratio

As of and for the year ended December 31 (in millions of dollars)	2024	2023	2022
Current borrowings *	7,929	7,869	14,065
Other current financial liabilities	664	446	488
Current financial assets *, **	(6,536)	(6,256)	(8,556)
Net financial assets classified as held for sale *	33	17	(38)
Non-current financial debt *	35,711	32,722	36,987
Non-current financial assets *	(1,027)	(1,229)	(1,303)
Cash and cash equivalents	(25,844)	(27,263)	(33,026)
Net debt (a)	10,930	6,306	8,617
Shareholders’ equity - TotalEnergies share	117,858	116,753	111,724
Non-controlling interests	2,397	2,700	2,846
Shareholders' equity (b)	120,255	119,453	114,570
Gearing = a / (a+b)	8.3%	5.0%	7.0%
Leases (c)	8,272	8,275	8,096
Gearing including leases (a+c) / (a+b+c)	13.8%	10.9%	12.7%

*Excludes leases receivables and leases debts.

**Including initial margins held as part of the Company’s activities on organized markets.

I.        ROACE (Full-year 2024)

	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
In millions of dollars	Production	LNG	Power	Chemicals	Services	Company
Adjusted net operating income	10,004	4,869	2,173	2,160	1,360	19,974
Capital employed at 12/31/2022	65,784	33,671	16,225	7,438	7,593	128,811
Capital employed at 12/31/2023	63,870	36,048	21,511	6,043	7,674	132,222
Capital employed at 12/31/2024	64,430	41,477	21,739	5,564	6,870	138,125
ROACE	15.6%	12.6%	10.0%	37.2%	18.7%	14.8%

Form 20-F 2024 TotalEnergies	19

J.        Reconciliation of capital employed (balance sheet) and calculation of ROACE

	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&		Inter-
In millions of dollars	Production	LNG	Power	Chemicals	Services	Corporate	Company	Company
Adjusted net operating income 2024 (a)	10,004	4,869	2,173	2,160	1,360	(592)	—	19,974
Balance sheet as of December 31, 2024
Property plant and equipment intangible assets net	83,397	27,654	13,034	11,956	6,632	660	—	143,333
Investments & loans in equity affiliates	3,910	15,986	9,537	3,984	988	—	—	34,405
Other non-current assets	3,732	1,952	1,316	646	1,116	111	—	8,873
Inventories, net	1,456	1,475	547	12,063	3,327	—	—	18,868
Accounts receivable, net	5,845	8,412	7,466	16,362	7,167	581	(26,552)	19,281
Other current assets	6,663	10,198	4,086	2,208	2,870	2,342	(4,680)	23,687
Accounts payable	(6,632)	(8,888)	(9,222)	(32,204)	(8,642)	(805)	26,461	(39,932)
Other creditors and accrued liabilities	(10,241)	(11,060)	(3,363)	(4,992)	(5,329)	(5,747)	4,771	(35,961)
Working capital	(2,909)	137	(486)	(6,563)	(607)	(3,629)	—	(14,057)
Provisions and other non-current liabilities	(24,271)	(4,252)	(1,663)	(3,343)	(1,113)	903	—	(33,739)
Assets and liabilities classified as held for sale - Capital employed	571	—	1	—	70	—	—	642
Capital Employed (Balance sheet)	64,430	41,477	21,739	6,680	7,086	(1,955)	—	139,457
Less inventory valuation effect	—	—	—	(1,116)	(216)	—	—	(1,332)
Capital Employed at replacement cost (b)	64,430	41,477	21,739	5,564	6,870	(1,955)	—	138,125
Balance sheet as of December 31, 2023
Property plant and equipment intangible assets net	84,876	24,936	12,526	12,287	6,696	678	—	141,999
Investments & loans in equity affiliates	2,630	13,905	9,202	4,167	553	—	—	30,457
Other non-current assets	3,451	2,720	1,027	677	1,258	141	—	9,274
Inventories, net	1,463	1,784	689	11,582	3,798	1	—	19,317
Accounts receivable, net	6,849	10,183	7,601	20,010	9,024	683	(30,908)	23,442
Other current assets	6,218	9,782	6,963	2,383	3,465	1,817	(9,807)	20,821
Accounts payable	(6,904)	(11,732)	(8,114)	(33,864)	(10,693)	(798)	30,770	(41,335)
Other creditors and accrued liabilities	(9,875)	(11,653)	(6,985)	(6,152)	(5,707)	(6,300)	9,945	(36,727)
Working capital	(2,249)	(1,636)	154	(6,041)	(113)	(4,597)	—	(14,482)
Provisions and other non-current liabilities	(25,152)	(3,877)	(1,790)	(3,706)	(1,267)	854	—	(34,938)
Assets and liabilities classified as held for sale - Capital employed	314	—	392	137	881	—	—	1,724
Capital Employed (Balance sheet)	63,870	36,048	21,511	7,521	8,008	(2,924)	—	134,034
Less inventory valuation effect	—	—	—	(1,478)	(334)	—	—	(1,812)
Capital Employed at replacement cost (c)	63,870	36,048	21,511	6,043	7,674	(2,924)	—	132,222

ROACE 2024 as a percentage (a / average (b + c))	15.6%	12.6%	10.0%	37.2%	18.7%			14.8%

Form 20-F 2024 TotalEnergies	20

	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&		Inter-
In millions of dollars	Production	LNG	Power	Chemicals	Services	Corporate	Company	Company
Adjusted net operating income 2023 (a)	10,942	6,200	1,853	4,654	1,458	(423)	—	24,684
Balance sheet as of December 31, 2023
Property plant and equipment intangible assets net	84,876	24,936	12,526	12,287	6,696	678	—	141,999
Investments & loans in equity affiliates	2,630	13,905	9,202	4,167	553	—	—	30,457
Other non-current assets	3,451	2,720	1,027	677	1,258	141	—	9,274
Inventories, net	1,463	1,784	689	11,582	3,798	1	—	19,317
Accounts receivable, net	6,849	10,183	7,601	20,010	9,024	683	(30,908)	23,442
Other current assets	6,218	9,782	6,963	2,383	3,465	1,817	(9,807)	20,821
Accounts payable	(6,904)	(11,732)	(8,114)	(33,864)	(10,693)	(798)	30,770	(41,335)
Other creditors and accrued liabilities	(9,875)	(11,653)	(6,985)	(6,152)	(5,707)	(6,300)	9,945	(36,727)
Working capital	(2,249)	(1,636)	154	(6,041)	(113)	(4,597)	—	(14,482)
Provisions and other non-current liabilities	(25,152)	(3,877)	(1,790)	(3,706)	(1,267)	854	—	(34,938)
Assets and liabilities classified as held for sale - Capital employed	314	—	392	137	881	—	—	1,724
Capital Employed (Balance sheet)	63,870	36,048	21,511	7,521	8,008	(2,924)	—	134,034
Less inventory valuation effect	—	—	—	(1,478)	(334)	—	—	(1,812)
Capital Employed at replacement cost (b)	63,870	36,048	21,511	6,043	7,674	(2,924)	—	132,222
Balance sheet as of December 31, 2022
Property plant and equipment intangible assets net	87,833	24,189	6,696	11,525	8,120	669	—	139,032
Investments & loans in equity affiliates	2,138	12,065	8,804	4,431	451	—	—	27,889
Other non-current assets	3,069	3,342	327	570	1,050	130	—	8,488
Inventories, net	1,260	2,312	1,836	12,888	4,640	—	—	22,936
Accounts receivable, net	7,312	11,110	12,515	19,297	8,482	1,407	(35,745)	24,378
Other current assets	6,347	21,344	12,914	2,410	3,787	2,455	(13,187)	36,070
Accounts payable	(6,298)	(11,846)	(14,881)	(30,673)	(12,082)	(1,313)	35,747	(41,346)
Other creditors and accrued liabilities	(11,452)	(24,796)	(10,940)	(7,215)	(5,115)	(5,942)	13,185	(52,275)
Working capital	(2,831)	(1,876)	1,444	(3,293)	(288)	(3,393)	—	(10,237)
Provisions and other non-current liabilities	(24,633)	(4,049)	(1,201)	(3,760)	(1,303)	694	—	(34,252)
Assets and liabilities classified as held for sale - Capital employed	208	—	155	—	—	—	—	363
Capital Employed (Balance sheet)	65,784	33,671	16,225	9,473	8,030	(1,900)	—	131,283
Less inventory valuation effect	—	—	—	(2,035)	(437)	—	—	(2,472)
Capital Employed at replacement cost (c)	65,784	33,671	16,225	7,438	7,593	(1,900)	—	128,811

ROACE 2023 as a percentage (a / average (b + c))	16.9%	17.8%	9.8%	69.0%	19.1%			18.9%

K.        Payout

in millions of dollars	2024	2023	2022
Dividend paid (parent company shareholders) (a)	7,717	7,517	9,986
Repayment of treasury shares	7,995	9,167	7,711
of which buy-backs (b)	7,329	9,000	7,019
Cash flow from operations excluding working capital (CFFO) (c)	29,917	35,946	45,729

Payout ratio = (a+b) / c	50.3%	46.0%	37.2%

Form 20-F 2024 TotalEnergies	21

5.4    Liquidity and capital resources

in millions of dollars	2024	2023	2022
Cash flow from operating activities	30,854	40,679	47,367
Including (increase) decrease in working capital	2,364	6,091	1,191
Cash flow used in investing activities	(17,332)	(16,454)	(15,116)
Total expenditures	(21,750)	(24,860)	(19,802)
Total divestments	4,418	8,406	4,686
Cash flow from/(used in) financing activities	(14,425)	(29,730)	(19,272)
Net increase (decrease) in cash and cash equivalents	(903)	(5,505)	12,979
Effect of exchange rates	(516)	(258)	(1,295)
Cash and cash equivalents at the beginning of the period	27,263	33,026	21,342
Cash and cash equivalents at the end of the period	25,844	27,263	33,026

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

5.4.1    Cash flow

Cash flow from operating activities in 2024 was $30,854 million compared to $40,679 million in 2023 and $47,367 million in 2022, a decrease of $9,825 million from 2023 to 2024.

Cash flow used in investing activities in 2024 was $17,332 million compared to $16,454 million in 2023 and $15,116 million in 2022. The increase of $878 million from 2023 to 2024 was mainly due to higher expenditures in the Exploration & Production segment. The increase of $1,338 million from 2022 to 2023 was mainly due to higher expenditures in the Integrated LNG and in the Integrated Power segments. TotalEnergies expenditures in 2024 were $21,750 million compared to $24,860 million in 2023 and $19,802 million in 2022. During 2024, 42% of the expenditures were made by the Exploration & Production segment (as compared to 50% in 2023 and 54% in 2022), 18% by the Integrated LNG segment (as compared to 14% in 2023 and 6% in 2022), 25% by the Integrated Power segment (as compared to 22% in 2023 and 26% in 2022), 9% by the Refining & Chemicals segment (compared to 9% in 2023 and 7% in 2022) and 5% by the Marketing & Services segment (compared to 5% in 2023 and 6% in 2022). The main source of funding for the expenditures was cash from operating activities and issuances of non-current debt in 2024, cash from operating activities in 2023 and cash from operating activities and issuances of non-current debt in 2022.

For additional information on expenditures, please refer to the discussions in “Item 5.- 5.1 Overview”, “Item 5.- 5.2 TotalEnergies results 2022-2024” and “Item 5.- 5.2.2 Business segment reporting” above, and point 1.6 of chapter 1 of the Universal Registration Document 2024 (starting on page 37), incorporated herein by reference and Note 15.1.D to the Consolidated Financial Statements on page F-76.

Divestments, based on selling price and net of cash sold, in 2024 were $4,418 million compared to $8,406 million in 2023 and $4,686 million in 2022. In 2024, TotalEnergies’ principal divestments were assets sales of $3,240 million compared to $7,717 million in 2023 and $1,421 million in 2022, consisting mainly of the sales described in “Item 5.- 5.2.1 TotalEnergies results 2022-2024” above.

Cash flow from/(used in) financing activities in 2024 was $(14,425) million compared to $(29,730) million in 2023 and $(19,272) million in 2022. The decrease of $15,305 million in cash flow used in financing activities in 2024 compared to 2023 was mainly due to a decrease in current borrowings of $(5,142) million in 2024 compared to $(14,289) million in 2023. The increase of $(10,458) million in cash flow used in financing activities in 2023 compared to 2022 was mainly due to a decrease in current borrowings of $(14,289) million in 2023 compared to $(6,073) million in 2022.

5.4.2    Indebtedness

TotalEnergies’ non-current financial debt at year-end 2024 was $43,533 million, compared to $40,478 million at year-end 2023 and $45,264 million at year-end 2022. For further information on the level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see point 1.9.2 of chapter 1 in the Universal Registration Document 2024 (starting on page 65), incorporated herein by reference and Note 15 (“Financial structure and financial costs”) to the Consolidated Financial Statements starting on page F-72. For further information on the treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Cash and cash equivalents at year-end 2024 were $25,844 million compared to $27,263 million at year-end 2023 and $33,026 million at year-end 2022.

5.4.3    Shareholders’ equity

Shareholders’ equity at year-end 2024 was $120,255 million, compared to $119,453 million at year-end 2023 and $114,570 million at year-ended 2022.

-

Changes in shareholders’ equity in 2024 were primarily due to the impacts of comprehensive income, dividend payments, the buy-back of TotalEnergies SE shares, the issuance of €2.5 billion notional amount of perpetual subordinated notes issued and the repurchase of €2.9 billion notional amount of perpetual subordinated notes issued.

-

Changes in shareholders’ equity in 2023 were primarily due to the impacts of comprehensive income, dividend payments, the buy-back of TotalEnergies SE shares, and the repurchase of €1 billion notional amount of perpetual subordinated notes issued in 2016.

-	Changes in shareholders’ equity in 2022 were primarily due to the impacts of comprehensive income, dividend payments, and the buy-back of TotalEnergies SE shares.

Form 20-F 2024 TotalEnergies	22

Variation of the number of shares composing the share capital

As of December 31, 2022(a)		2,619,131,285
	Capital reduction by cancellation of treasury shares(b)	(214,881,605)
	2023 Capital increase reserved for employees	8,002,155
As of December 31, 2023(c)		2,412,251,835
	Capital reduction by cancellation of treasury shares(b)	(25,405,361)
	2024 Capital increase reserved for employees	10,833,187
As of December 31, 2024(d)		2,397,679,661

(a)	Including 137,187,667 treasury shares deducted from consolidated shareholders’ equity.
(b)	These transactions had no impact on the consolidated financial statements of TotalEnergies SE, the number of fully-diluted weighted-average shares or on the earnings per share
(c)	Including 60,543,213 treasury shares deducted from consolidated shareholders’ equity.
(d)	Including 149,529,818 treasury shares deducted from consolidated shareholders' equity.

TotalEnergies share buyback

	Total number of	Shares repurchased for cancellation	Shares allocated to performance
Fiscal year	shares purchased	(Units/$)	share plans
2024	120,463,232	110,946,344 /7.33 billion	9,516,888
2023	144,700,577	142,569,920 / 9.00 billion	2,130,657
2022	140,207,743	128,869,261 / 7.02 billion	11,338,482

5.4.4    Net-debt-to-capital ratio

As of December 31, 2024, TotalEnergies’ net-debt-to-capital ratio excluding leases12  and including initial margins held as part of its activities on organized markets was 8.3% compared to 5.0% and 7.0% at year-ends 2023 and 2022, respectively. The increase from 2023 to 2024 and the decrease from 2022 to 2023 were mostly due to the change in net debt. For additional information, please refer to the Notes to the Consolidated Financial Statements (starting on page F-15).

For information on committed credit facilities and liquidity risk, please refer to Note 15.3 to the Consolidated Financial Statements (starting on page F-82).

5.4.5    Material cash requirements

In 2024, the largest part of TotalEnergies’ capital expenditures of $21,750 million was made up of additions to intangible assets and property, plant and equipment (approximately 63%), with the remainder attributable to equity-method affiliates and to acquisitions of subsidiaries.

-

In the Exploration & Production segment, as described in more detail under point 9.1.6 and 9.1.7 of chapter 9 of the Universal Registration Document 2024 (beginning on page 580), incorporated herein by reference, capital expenditures in 2024 were principally development costs (approximately 91%), exploration expenditures (successful and unsuccessful, approximately 3%) and acquisitions (approximately 6%).

-	In the Integrated LNG segment, approximately 63% of capital expenditures were related mainly to facilities investments with the balance being related mainly to acquisitions.
-	In the Integrated Power segment, approximately 55% of capital expenditures were related to acquisitions in renewables with the balance being related mainly to investments.
-

In the Refining & Chemicals segment, approximately 65% of capital expenditures in 2024 were related to refining and petrochemical activities (essentially 79% for existing units including maintenance and major turnarounds and 21% for business development), the balance being related to Hutchinson and investments in low carbon activities.

-	In the Marketing & Services segment, approximately 91% of capital expenditures in 2024 were related to investments, mainly in Europe and Africa, with the balance being related to acquisitions.

For additional information on capital expenditures, refer to the discussion above in “Item 5.- 5.1 Overview”, “Item 5.- 5.2 TotalEnergies results 2022-2024” and “Item 5.- 5.3 Business segment reporting”, above, as well as point 1.5 of chapter 1 (on page 34) of the Universal Registration Document 2024, incorporated herein by reference.

As of December 31, 2024, TotalEnergies’ material contractual obligations include debt obligations net of hedging instruments, purchases obligations, asset retirement obligations and lease obligations. For additional information on TotalEnergies’ contractual obligations, refer to Note 13 to the Consolidated Financial Statements (starting on page F-66). TotalEnergies has other obligations in connection with pension plans that are described in Note 10 (“Payroll, staff and employee benefits obligations”) to the Consolidated Financial Statements (starting on page F-57). These obligations are not contractually fixed as to timing and amount. Other non-current liabilities, detailed in Note 12 (“Provisions and other non-current liabilities”) to the Consolidated Financial Statements (starting on page F-63), are liabilities related to risks that are probable and amounts that can be reasonably estimated. However, no contractual agreements exist related to the settlement of such liabilities, and the timing of the settlement is not known.

12 For additional information, refer to Note 15.1(E) to the Consolidated Financial Statements (starting on page F-76).

Form 20-F 2024 TotalEnergies	23

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

5.5       Research and development

For a discussion of TotalEnergies’ R&D policies and activities, refer to points 1.5.2 and 1.6 of chapter 1 (starting on pages 36 and 37, respectively) of the Universal Registration Document 2024, incorporated herein by reference.

5.6       Situation of the Company in Russia at March 28, 2025

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

On March 22, 2022, considering the worsening conflict, TotalEnergies reaffirmed its firmest condemnation of Russia’s military aggression against Ukraine, which has tragic consequences for the Ukrainian population and threatens peace in Europe. To act responsibly, as a European company and in accordance with its values, the Company defined clear principles of conduct for managing its Russian related business:

●	Ensure strict compliance with current and future European sanctions, no matter what the consequences on the management of its assets in Russia, and gradually suspend its activities in Russia, while assuring its workforce’s safety,
●	Provide no further capital of TotalEnergies SE for the development of projects in Russia,
●	Do not reverse the purpose of sanctions against Russia: do not unwarrantedly transfer value to Russian interests by withdrawing from assets,
●	Help ensure the security of the European continent’s energy supply within the framework defined by European authorities, and
●	No longer enter into or renew contracts to purchase Russian oil and petroleum products, in order to halt all its purchases of Russian oil and petroleum products as soon as possible and by the end of 2022 at the latest. TotalEnergies announced that since February 25, 2022, it would not trade Russian oil or oil products on the spot markets, including spot trading of Russian natural gas or LNG.

TotalEnergies restated that it did not operate any oil or gas field, or Liquefied Natural Gas (LNG) plant, in Russia and that was a minority shareholder, at that time, in a number of non-state-owned Russian companies: Novatek (19.4%)13, Yamal LNG (20%)14, Arctic LNG 2 (10%)15, TernefteGaz (49%)16 and partner with 20% in the Kharyaga joint venture operated by Zarubezhneft17, without any activity or operational responsibility on those sites.

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

13 Novatek is a Russian company listed on the Moscow stock exchange in which TotalEnergies held an interest of 19.4% as of December 31, 2024.

14 Yamal LNG is a Russian company jointly owned by Novatek, TotalEnergies EP Yamal (20.02%), YAYM Limited, and China National Oil and Gas Exploration Development Company (CNODC), a subsidiary of CNPC, as of December 31, 2024.

15 Arctic LNG 2 is a Russian company jointly owned by Novatek, TotalEnergies EP Salmanov (10%), CNODC Dawn Light Limited, CEPR Limited and Japan Arctic LNG, as of December 31, 2024.

16 Terneftegas is a company jointly owned by Novatek, and TotalEnergies EP Termokarstovoye SAS (49%) before the sale of its interest finalized on September 15, 2022.

17 Kharyaga is a non-incorporated joint venture with Zarubezhneft (operator, 40%), Equinor (30%) and Nenets Oil Company (10%). TotalEnergies finalized on August 3, 2022 the sale of its 20% interest in Kharyaga à Zarubezhneft.

Form 20-F 2024 TotalEnergies	24

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

On November 2, 2023, the Arctic LNG 2 company was placed under sanctions by the US authorities. TotalEnergies initiated the contractual suspension procedure provided for in the Arctic LNG 2 shareholders’ agreement and that of force majeure for the LNG purchase contract from Arctic LNG 2. These procedures, upon their notification, resulted in the suspension of TotalEnergies’ rights and obligations under these agreements, thus implying in particular the suspension of the participation of TotalEnergies’ representatives in the governance bodies of Arctic LNG 2. As a result, the 10% interest held by TotalEnergies in Arctic LNG 2 is no longer accounted for using the equity method in the Company’s accounts since December 31, 2023 but is recorded under “other investments”. As mentioned above, as the shares in Arctic LNG 2 were fully impaired in 2022, this deconsolidation had no impact in the 2023 consolidated financial statements.

The Company has also ensured the absence of depreciation to be accounted for on Yamal LNG, by testing the value of its equity accounted investment which amounts to $5,200 million as of December 31, 2024.

With regard to the participation in Novatek, in the absence of any new event, the assessments and judgments taken into account on December 31, 2022 and on December 31, 2023 in the accounting and valuation method remain unchanged at December 31, 2024. As the criteria for significant influence are no longer met within the meaning of IAS 28 "Investments in associates and joint ventures", TotalEnergies' 19.4% interest in Novatek has no longer been accounted for using the equity method in the Company's financial statements since the end of the fourth quarter of 2022.

Depending on the developments of the Russian-Ukrainian conflict and the measures that the European and American authorities may take, the activities of TotalEnergies in Russia, in particular those relating to the Yamal LNG asset, could be affected in the future.

The table below presents TotalEnergies’ producing assets and entities in Russia as of December 31, 2024, the interest held in the asset or entities (TotalEnergies share in %).

Producing assets as of December 31, 2024 in Russia
Exploration & Production segment	Integrated LNG segment
Non operated: None.	Non operated: Yamal LNG (20.02%)
TotalEnergies no longer equity accounts for its 19.4% stake in Novatek as of December 31, 2022.

The tables below present the average daily production of liquids and natural gas of TotalEnergies in Russia, as well as the Upstream Capital Employed per project in Russia as of December 31, 2024.

TotalEnergies' average daily liquids and natural gas production in Russia in 2024	Liquids	Natural gas	Total
	kb/d(a)	Mcf/d(b)	kboe/d
Russia	6	622	120
including production share of equity affiliates	6	622	120
Yamal LNG	6	622	120
(a)	Liquids include crude oil, bitumen, condensates, and natural gas liquids (NGL).
(b)	Including fuel gas.

Upstream Capital Employed in Russia as of and for the year ended December 31 (M$)	2024	2023	2022
Novatek	—	—	—
Yamal LNG	5,200	4,560	4,626
Arctic LNG 2	—	—	—
Provisions	(1,844)	(1,822)	(1,752)
Total Upstream Capital Employed	3,356	2,738	2,874

Activities in Russia in 2024

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

Since July 2021, TotalEnergies has also held a direct interest of 10% via TotalEnergies EP Transshipment in Arctic Transshipment18, which was established to serve Arctic LNG 2 in order to enable the transfer of LNG cargoes from Arctic LNG carriers (icebreakers) to conventional LNG carriers at transshipment terminals in Murmansk and Kamchatka.

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

18 Arctic Transshipment is a Russian company jointly owned by Novatek (90%) and TotalEnergies EP Transshipment (10%) at December 31, 2024.

Form 20-F 2024 TotalEnergies	25

The American Office of Foreign Assets Control (OFAC) designated, on September 14, 2023 and November 2, 2023, respectively, Arctic Transshipment and Arctic LNG 2 as Specially Designated Nationals with immediate effect subject to temporary exceptions under licenses issued by the OFAC. As a consequence of these designations, US persons are prohibited to deal with those two entities. All non-US persons are exposed to the risk of US secondary sanctions if they provide material support to these entities. Since April 18, 2023, TotalEnergies EP Transshipment has not participated in any governance body and has not paid any cash calls to Arctic Transshipment. The Company is party to an LNG purchase contract with Arctic LNG 2, for which the Company had indicated that it could not terminate it early without exposing itself financially to significant consequences in the absence of economic sanctions, and that it would exercise the force majeure clauses provided for in the contract to interrupt it if sanctions were imposed. On November 2, 2023, Arctic LNG 2 was placed under sanctions by the US authorities. As a result, in accordance with what it announced, on November 7, 2023, TotalEnergies initiated the contractual suspension procedure provided for in the Arctic LNG 2 shareholders' agreement and the force majeure procedure for the LNG purchase contract with Arctic LNG 2. Upon notification of these procedures, TotalEnergies' rights and obligations under these contracts were suspended (refer to point 3.2. of Chapter 3 of the Universal Registration Document 2024).

In the Marketing & Services segment, TotalEnergies stopped producing lubricants in Russia at the end of May 2022, in accordance with its principles of conduct published on March 22, 2022, and announced the sale of these activities in March 2023 to a company created by the Russian management team of the subsidiary TotalEnergies Marketing Russia.

For more detailed information on economic sanctions against Russia, see Section 3.2 of Chapter 3 of the Universal Registration Document 2024 (starting on page 141), incorporated herein by reference.

5.7       ADANI: Situation of the Company at March 28, 2025

The Company presents in the section below an update on the situation following the public announcements made by the US authorities of the indictment of certain individual Adani group executives in relation to an alleged corruption scheme linked to the business of Adani Green Energy Limited (AGEL).

TotalEnergies’ main activities in relation with the Adani Group and principle of actions

TotalEnergies’ investments in and with AGEL

In January 2021 TotalEnergies acquired a minority interest in the listed company Adani Green Energy Limited of which it owns 19,75% as of December 31, 2024. As part of its strategy to enhance its development in renewables in India through direct access to a portfolio of assets, TotalEnergies has also acquired a 50% stake in three joint ventures operating renewable assets (AGE23L in 2020, ARE9L in 2023, ARE64L19 in 2024).

In November 2024, TotalEnergies learnt through public announcements made by the US authorities of the indictment of certain individual Adani group executives in relation to an alleged corruption scheme linked to the business of AGEL. This indictment does not target AGEL itself, nor any AGEL related companies.

In accordance with its Code of Conduct, TotalEnergies rejects corruption in any form.

TotalEnergies, which is not targeted nor involved in the facts described by such indictment, will take all relevant actions to protect its interests as minority shareholder of AGEL and as a joint-venture partner in project companies with AGEL.

Until such time when the accusations against the Adani group individuals and their consequences have been clarified, TotalEnergies will not make any new financial contribution as part of its investments in the Adani group of companies.

TotalEnergies recalls that its investments in Adani’s entities were undertaken in full compliance with applicable laws, and with TotalEnergies’ own internal governance processes pursuant to due diligence and representations made by the sellers. In particular, TotalEnergies was not made aware of the existence of an investigation into the alleged corruption scheme.

Exposure resulting from these stakes is limited, as it represents 2.7% ($3.8 billion at December 31, 2024) of the Company’s capital employed and only $122 million of net operating income in 2024. These investments being accounted for under the equity method, TotalEnergies has not performed any re-evaluation in its accounts of its stakes in the listed entities ATGL and AGEL in relation to the variation in their stock values.

The following table lists TotalEnergies’ current stakes in ventures with Adani:

Entity	TotalEnergies’ share
Adani Green Energy Limited (AGEL)	19.75%
Adani Green Twenty Three Limited	50%
Adani Renewable Energy Nine Limited	50%
Adani Renewable Energy Sixty Four Limited	50%
Adani Total Private Limited (ATPL)	50%
Adani Total Gas Limited (ATGL)[20]	37.4%
Adani Total LNG Singapore Pte Ltd (ATLS)	50%

At the end of 2024 in India, the total gross power production installed capacity is 7.3 GW (28% of the Company’s total), the capacity in construction is 3.2 GW (36% of the Company’s total) and the company under development is 2.5 GW (4% of the Company’s total).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following information concerning directors and senior management from the Universal Registration Document 2024 is incorporated herein by reference:

-	composition of the Board of Directors (introduction and point 4.1.1 of chapter 4, starting on page 190); and
-	information concerning the General Management (point 4.1.5 of chapter 4, starting on page 230).

The following information concerning compensation from the Universal Registration Document 2024 is incorporated herein by reference:

-	compensation for the administration and management bodies (point 4.3 of chapter 4, starting on page 239).

The following information concerning Board practices and corporate governance from the Universal Registration Document 2024 is incorporated herein by reference:

-	functioning of the Board of Directors (point 4.1.2 of chapter 4, starting on page 216);
-	report of the Lead Independent Director on his mandate (point 4.1.3 of chapter 4, starting on page 228);

19 Adani Green Energy Twenty-Three Limited, Adani Renewable Energy Nine Limited and Adani Renewable Energy Sixty-Four Limited.

20 To be noted that ATGL owns 100% of Adani TotalEnergies E-Mobility Ltd (ATEEL), which has been active in the electric vehicle charging infrastructure market since March 2022 and of Adani TotalEnergies Biomass Limited (ATBL) dedicated to the development of biogas activities in India.

Form 20-F 2024 TotalEnergies	26

-	assessment of the Board of Directors practices (point 4.1.4 of chapter 4, on page 229); and
-	statement regarding corporate governance (point 4.2 of chapter 4, on page 238).

The following information concerning employees and share ownership from the Universal Registration Document 2024 is incorporated herein by reference:

-	company employees (point 5.3.1.1 of chapter 5, starting on page 371);
-	shares held by the administration and management bodies (point 4.1.6 of chapter 4, starting on page 237); and
-	employee shareholding (point 6.4.2 of chapter 6, on page 433).

TotalEnergies believes that the relationship between its management and labor unions is, in general, satisfactory.

ITEM 6F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following information concerning shareholders from the Universal Registration Document 2024 is incorporated herein by reference:

-	major shareholders (point 6.4.1 of chapter 6, starting on page 432); and
-	shareholding structure (point 6.4.3 of chapter 6, on page 434).

TotalEnergies’ main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in point 8.3 of Note 8 (“Equity affiliates, other investments and related parties”) to the Consolidated Financial Statements (on page F-49). In the ordinary course of its business, TotalEnergies enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2022, and ending on the date of this document. For further information on regulated agreement and undertakings and related-party transactions, refer to point 4.4.1 of chapter 4 of the Universal Registration Document 2024 (on page 268), incorporated herein by reference.

ITEM 8. FINANCIAL INFORMATION

The following information from the Universal Registration Document 2024 is incorporated herein by reference:

-	legal and arbitration proceedings (point 3.5 of chapter 3, on page 153);
-	dividend policy and other related information (point 6.2 of chapter 6, starting on page 425);
-	supplemental oil and gas information (points 9.1 and 9.2 of chapter 9, starting on page 570);
-	report on payments made to governments (point 9.3 of chapter 9, starting on page 587); and
-	reporting of payments to governments for purchases of oil, gas and minerals (EITI reporting) (point 9.4 of chapter 9, starting on page 613).

The Consolidated Financial Statements and Notes thereto are included in pages F-9 et seq. attached hereto.

Except for certain events mentioned in “Item 5. Operating and financial review and prospects ” and point 3.5 of chapter 3 (on page 153) of the Universal Registration Document 2024, incorporated herein by reference and Note 17 to the Consolidated Financial Statements (on page F-91), no significant changes to TotalEnergies’ financial or commercial situation have occurred since the date of the Consolidated Financial Statements.

Refer to “Item 18. Financial statements” for the reports of the statutory auditors.

Form 20-F 2024 TotalEnergies	27

ITEM 9. THE OFFER AND LISTING

9.1       Markets

The main trading markets for the TotalEnergies shares are the following: Euronext Paris (France) and the New York Stock Exchange (“NYSE”, United States) through American Depositary Shares ("ADSs"). The shares are also listed on Euronext Brussels (Belgium) and the London Stock Exchange (“LSE”, United Kingdom) through CREST Depository Interest ("CDIs").

9.2       Offer and listing details

Provided below is certain information on trading on Euronext Paris and the NYSE. For additional information on listing details and share performance, refer to point 6.1 in chapter 6 of the Universal Registration Document 2024 (starting on page 422), incorporated herein by reference.

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

The NYSE ticker symbol for TotalEnergies SE is TTE.

ITEM 10. ADDITIONAL INFORMATION

10.1       Share capital

The following information from the Universal Registration Document 2024 is incorporated herein by reference:

-	information concerning the share capital (point 7.1 of chapter 7, starting on page 442);
-	the use of delegations of authority and power granted to the Board of Directors with respect to capital increases and cancellation of shares (point 4.4.2 of chapter 4, starting on page 269);
-	information on share buybacks (point 6.3 of chapter 6, starting on page 429); and
-	factors likely to have an impact in the event of a public takeover or exchange offer (point 4.4.4 of chapter 4, starting on page 271).

10.2       Memorandum and articles of association

The following information from the Universal Registration Document 2024 is incorporated herein by reference:

-	information concerning the articles of incorporation and bylaws, and other information (point 7.2 of chapter 7, starting on page 443); and
-	participation of shareholders at shareholders’ meetings (point 4.4.3 of chapter 4, on page 270).

10.3       Material contracts

There have been no material contracts (not entered into in the ordinary course of business) entered into by members of TotalEnergies since March 31, 2023.

10.4       Exchange controls

Under current French exchange control regulations, no limits exist on the amount of payments that TotalEnergies may remit to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that an accredited intermediary must handle all payments or transfer of funds made by a French resident to a non-resident.

Form 20-F 2024 TotalEnergies	28

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

Form 20-F 2024 TotalEnergies	29

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

Form 20-F 2024 TotalEnergies	30

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

Pursuant to Article 235 ter ZD of the French tax code, a financial transaction tax applies, under certain conditions, to the acquisition of shares of publicly traded companies registered in France having a market capitalization over €1 billion on December 1 of the year preceding the acquisition. A list of the companies within the scope of the financial transaction tax for 2025 is published in the Administrative guidelines Bulletin Officiel des Finances Publiques, BOI-ANNX-000467-23/12/2024. TotalEnergies is included in this list, although it cannot be excluded that this list might be amended in the future. The tax also applies to the acquisition of ADRs evidencing ADSs. The financial transaction tax is due at a rate of 0.4%19 on the price paid to acquire the shares. The person or entity liable for the tax is generally the provider of investment services defined in Article L. 321-1 of the French Monetary and Financial Code (prestataire de services d’investissement). Investment service providers providing equivalent services outside France are subject to the tax under the same terms and conditions. Taxable transactions are broadly construed but several exceptions may apply. In general, non-income taxes, such as this financial transaction tax, paid by a U.S. Holder are not eligible for a foreign tax credit for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors as to the tax consequences and creditability of such financial transaction tax.

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

19 Former 0.3% rate applicable in 2024 increased by the Finance Law for 2025. The new 0.4% rate applies to acquisitions as of April 1, 2025.

Form 20-F 2024 TotalEnergies	31

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

10.6    Dividends and paying agents

The information set forth in points 6.2.2 and 6.2.3 of chapter 6 of the Universal Registration Document 2024 (starting on page 426) is incorporated herein by reference.

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

Form 20-F 2024 TotalEnergies	32

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

In the year ended December 31, 2024, the ADR depositary paid aggregate fees to TotalEnergies SE in an amount of $11.1 million.

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

Form 20-F 2024 TotalEnergies	33

TotalEnergies’ management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, TotalEnergies’ management concluded that its internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of internal control over financial reporting as of December 31, 2024, was audited by ERNST & YOUNG Audit and PricewaterhouseCoopers Audit, independent registered public accounting firms, as stated in their report included starting on page F-2 attached hereto.

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

15.4    Internal control and risk management procedures

For additional information, refer to points 3.3 and 3.6 of chapter 3 of the Universal Registration Document 2024 (starting on pages 145 and 154, respectively), incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mrs. Lise Croteau is the Audit Committee financial expert. She is an independent member of the Board of Directors in accordance with the NYSE listing standards applicable to TotalEnergies.

ITEM 16B. CODE OF ETHICS

At its meeting on October 27, 2016, the Board of Directors adopted a revised code of ethics that applies to its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and the financial and accounting officers for its principal activities. A copy of this code of ethics is included as an exhibit to this Annual Report. TotalEnergies will promptly disclose to its shareholders, if required by applicable laws or stock exchange requirements, any amendments to or waivers from the code of ethics applicable to its directors or officers by posting such information on TotalEnergies’ website. The Company has elected to comply with home country practice and disclose any waivers to its code of ethics in its Annual Report on Form 20-F instead of disclosing such waivers to shareholders within four business days pursuant to the NYSE rules. No waivers were given during 2024.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.1    Fees for accountants’ services

The information set forth in point 4.4.6.2 of chapter 4 of the Universal Registration Document 2024 (on page 272) is incorporated herein by reference.

16C.2    Audit Committee pre-approval policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved and that are not prohibited by regulatory or other professional requirements. This policy provides for both pre-approval of certain types of services through the use of an annual budget approved by the Audit Committee for these types of services and special pre-approval of services by the Audit Committee on a case-by-case basis. The Audit Committee reviews on an annual basis the services provided by the statutory auditors. During 2024, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

16C.3    Auditor’s term of office

French law provides that the statutory and alternate auditors are appointed for renewable 6 fiscal-year terms. The terms of office of the statutory auditors and of the alternate auditors will expire at the end of the Shareholders’ Meeting to be convened in 2028 to approve the financial statements for fiscal year 2027. The information set forth in point 4.4.6.1 of chapter 4 of the Universal Registration Document 2024 (on page 272) is incorporated herein by reference.

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

Form 20-F 2024 TotalEnergies	34

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of Shares (or	Maximum Number of
			Units) Purchased, as part	Shares (or Units) that may
	Total Number of Shares	Average Price Paid per	of Publicly Announced	yet be purchased under the
Period (in 2024)	(or Units) Purchased	Share (or Units) ($)(i)	Plans or Programs(ii)	Plans or Programs(iii)
January	10,958,264	65.68	10,958,264	169,723,706
February	10,854,881	64.45	10,854,881	181,733,950
March	8,768,085	66.23	8,768,085	172,968,522
April	7,581,346	72.55	7,581,346	165,387,176
May	10,113,030	72.56	10,113,030	161,330,170
June	10,443,422	68.58	10,443,422	150,893,258
July	8,319,203	68.66	8,319,203	142,575,877
August	11,265,119	67.79	11,265,119	131,310,758
September	9,763,319	68.06	9,763,319	121,547,619
October	7,594,621	66.36	7,594,621	113,953,143
November	14,910,696	60.84	14,910,696	99,042,447
December	9,891,246	56.56	9,891,246	89,154,829
Full Year	120,463,232	66.16	120,463,232	-

(i)   Based on the daily European Central Bank exchange rate of each transaction.

(ii)  The Annual Shareholders’ Meeting of May 24, 2024, cancelled and superseded the previous resolution (for any unused portion) from the Annual Shareholders’ Meeting of May 26, 2023, authorizing the Board of Directors to trade in the Company’s own shares on the market for a period of 18 months within the framework of the stock purchase program. The maximum number of shares that may be purchased by virtue of this authorization or under the previous authorization may not exceed 10% of the total number of shares constituting the share capital, this amount being periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares held by the Corporation, either directly or indirectly through its subsidiaries, exceed 10% of the share capital. This authorization will be renewed subject to the approval of the Annual Shareholders’ Meeting of May 23, 2025.

(iii)  Based on 10% of the Corporation share capital, and after deducting the shares held by the Corporation for cancellation and the shares held by the Corporation to cover the share subscription or purchase option plans and the performance share plans for Company employees.

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

The AFEP-MEDEF Code includes, among other things, recommendations relating to the role and operation of the board of directors (creation, composition and evaluation of the board of directors and the audit, compensation and nominations committees) and the independence criteria for board members. Articles L. 820-1 et seq. of the French Commercial Code authorize statutory auditors to provide certain non-audit services if in compliance with provisions of the French Commercial Code, the European legislation and the Code of ethics of the auditors. It also defines certain criteria for the independence of statutory auditors. In France, the independence of statutory auditors is also monitored by an independent body, the Audit Authority (Haute Autorité de l'Audit).

For an overview of certain of TotalEnergies’ corporate governance policies, refer to points 4.1 and 4.2 of chapter 4 of the Universal Registration Document 2024 (starting on page 190), incorporated herein by reference.

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

Form 20-F 2024 TotalEnergies	35

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

For an overview of TotalEnergies SE’s Board of Directors’ assessment of the independence of its members, including a description of the Board of Directors’ independence criteria, refer to point 4.1.1.4 of chapter 4 of the Universal Registration Document 2024 (starting on page 209), incorporated herein by reference.

16G.3    Representation of women on corporate boards

The French Commercial Code provides for legally binding quotas to balance gender representation on boards of directors of French listed companies, requiring that each gender represents at least 40%. Directors representing the employees and directors representing the employee shareholders are not taken into account in calculating this percentage. When the board of directors consists of a maximum of eight members, the difference between the number of directors of each gender should not be higher than two. Any appointment of a director made in violation of these rules will be declared null and void and payment of the directors’ compensation will be suspended until the board composition is compliant with the required quota (the suspension of the directors’ compensation will also be disclosed in the management report). However, if a director whose appointment is null and void takes part in decisions of the board of directors, such decisions are not declared automatically null and void by virtue thereof. As of March 19, 2025, TotalEnergies SE’s Board of Directors consisted of eight male members and six female members. Excluding the directors representing employees and the director representing employee shareholders in accordance with French law, the proportion of women on the Board of Directors was 45.5%.

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

The AFEP-MEDEF Code recommends, however, that the board of directors sets up, in addition to the audit committee required by French law, a nominations committee, a compensation committee and a corporate social responsibility (CSR) committee. The AFEP-MEDEF Code also recommends that at least two-thirds of the audit committee members and a majority of the members of each of the compensation committee and the nominations committee be independent directors. It is recommended that the chairman of the compensation committee be independent and that one of its members be an employee director. None of those three committees should include any Executive Officer20.

TotalEnergies SE has established an Audit Committee, a Governance and Ethics Committee, a Compensation Committee and a Strategy & CSR Committee. As of March 19, 2025, the composition of these Committees was as follows:

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

For a description of the independence assessment of each member of the Board of Directors, see point 4.1.1.4 of chapter 4 of the Universal Registration Document 2024 (starting on page 209), incorporated herein by reference. For a description of the scope of each Committee’s activity, see point 4.1.2.3 of chapter 4 of the Universal Registration Document 2024 (starting on page 223), incorporated herein by reference.

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

20 As defined by the AFEP-MEDEF Code, Executive Officers “include the Chairman and Chief Executive Officer, the Deputy chief executive officer(s) of public limited companies with a Board of Directors, the Chairman and members of the Management Board in public limited companies having a Management Board and Supervisory Board and the statutory managers of partnerships limited by shares”.

Form 20-F 2024 TotalEnergies	36

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

The duties of TotalEnergies SE’s Audit Committee, in line with French law and the AFEP-MEDEF Code, are described in point 4.1.2.3 of chapter 4 of the Universal Registration Document 2024 (starting on page 223), incorporated herein by reference. The Audit Committee regularly reports to the Board of Directors on the fulfillment of its tasks, the results of the financial statements certification process, the mission of certification of the sustainability information, as well as the contribution of such process to guaranteeing the financial information’s integrity, the process regarding the sustainability information.

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

French law requires neither the adoption of such guidelines nor the provision of such certification. The AFEP-MEDEF Code recommends, however, that the board of directors of a French-listed company review its operation annually and perform a formal evaluation at least once every three years, under the leadership of the appointments or nominations committee or an independent director, assisted by an external consultant. TotalEnergies SE’s Board of Directors’ most recent formal evaluation took place in late 2024, with the assistance of an external consultant. The AFEP-MEDEF Code also recommends that shareholders be informed of these evaluations each year in the annual report. In addition, Article L. 225-37 of the French Commercial Code requires the board of directors to present to the shareholders a corporate governance report appended to the management report, notably describing the composition of the board and the balanced representation of men and women on the board, the preparation and organization of the board’s work, the offices and positions of each TotalEnergies SE executive officer and the compensation attributable and received by each such officer as well as the compensation attributable and received by the members of the board of directors. The AFEP-MEDEF Code also includes ethical rules concerning which directors are expected to comply.

Form 20-F 2024 TotalEnergies	37

16G.8    Code of business conduct and ethics

The NYSE listing standards require each U.S.-listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. Under Article 17 of Law n° 2016/1691 of December 9, 2016, top management (such as the chairman of the board or chief executive officer) of large French companies is required to adopt a code of conduct proscribing the different types of behavior being likely to characterize acts of corruption, bribery or influence peddling. This code must be included in the rules of procedure of the company and be submitted to employee representatives. Under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including TotalEnergies SE, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officers and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For a description of the code of ethics adopted by TotalEnergies, refer to point 3.3.2 of chapter 3 of the Universal Registration Document 2024 (starting on page 145), incorporated herein by reference, and “Item 16B. Code of ethics”.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company's securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company’s insider trading policy is filed hereto as Exhibit 11.2.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy:

The Company has developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of its Information Systems as well as its critical data.

TotalEnergies designs and evaluates its program based on the Cybersecurity Framework of the National Institute of Standards and Technology (NIST CSF), certain oversight by the Agence Nationale de la Sécurité des Systèmes d'Information (ANSSI) in France, and the ISO 27001 standard for an information security management system. This does not imply that we meet any particular technical specifications or requirements at all times but that the aforementioned frameworks and standards help us identify, assess, and manage cybersecurity risks relevant to our business.

The Company’s cybersecurity risk management program is integrated into TotalEnergies’ overall risk management program and shares common methodologies, reporting channels, and governance processes that apply to other areas of legal, compliance, strategic, operational, and financial risk.

The key elements of the cybersecurity risk management program include, but are not limited to:

●	Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader IT environment,
●	A cybersecurity team primarily responsible for managing our risk assessment processes, our cybersecurity controls, and our response to cybersecurity incidents,
●	The use of external service providers, where applicable, to assess, test, or assist with certain aspects of our cybersecurity controls,
●	Training and awareness initiatives on cybersecurity for our employees,
●	A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents, and
●	A risk management process for key service providers and suppliers who access critical systems and data, based on their risk profile.

In addition, the Company develops and disseminates cybersecurity rules that employees are required to follow. These rules are designed to be implemented throughout the Company.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. (See section 3.1.3 of Chapter 3 of the 2024 Universal Registration Document, starting on page 137.)

Cybersecurity Governance:

The Board of Directors considers cyber risk to fall within its risk oversight function and has delegated the oversight of cybersecurity risks as well as other IT-related risks to the Audit Committee (the Committee). The mitigation of cybersecurity risks and risks related to external threats is a high priority for the Company and is reflected in a structured governance framework.

The Committee oversees the implementation of the cybersecurity risk management program, including by reviewing the Company’s system of cybersecurity risk controls and overseeing the deployment of certain audit objectives pursuant to the Company’s multi-year audit plan covering the Company’s Enterprise and Industrial information systems. Pursuant to its oversite role, the Committee is informed of the results of cybersecurity-related audit assignments, self-assessments, and, where necessary, any significant cybersecurity incidents. It periodically reports on its activities, including those related to cybersecurity, to the Board of Directors as a whole.

Finally, the Information Systems Department, overseen by the Finance President, annually submits the cybersecurity strategy for the Company’s Enterprise and Industrial Information Systems to the Executive Committee (Comex) for approval.

Form 20-F 2024 TotalEnergies	38

On an operational level, the management team which includes the Chief Security Officer (CSO), the Chief Information Officer (CIO), the Company Chief Security Officer (C-CISO), and the Branch Chief Information Security Officers (B-CISOs), is responsible for the assessment and management of material risks from cybersecurity threats. This team is in charge of the overall cybersecurity risk management program and oversees both internal staff and external consultants working on cybersecurity. The relevant experience of our management team includes the following:

●	The CSO is a former French general of the National Gendarmerie, who led the Gendarmerie Intervention Group (GIGN) and directed counter-terrorism operations.
●	The CIO has over 19 years of experience in information systems at TotalEnergies.
●	The C-CISO is the former head of EUROPOL (for 11 years), a former colonel of the French Gendarmerie, and the former head of the National Criminal Intelligence Service.

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

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and Notes thereto are included in pages F-9 et seq. attached hereto.

The reports of the statutory auditors, ERNST & YOUNG Audit and PricewaterhouseCoopers Audit, are included in pages F-2 to F-8 attached hereto.

Form 20-F 2024 TotalEnergies	39

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report:

1	Articles of Associations (Statuts) of TotalEnergies SE (as amended through February 10, 2025).

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

2.2	Description of TotalEnergies securities registered under section 12 of the Exchange Act.

8	List of Subsidiaries (see Note 18 to the Consolidated Financial Statements, starting on page F-92).

11.1	Code of Ethics (incorporated by reference to exhibit 11 of TotalEnergies’ annual report on Form 20-F for the year ended December 31, 2016, filed on March 17, 2017).

11.2	Insider Trading Policy

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1*	Certification of Chief Executive Officer.

13.2*	Certification of Chief Financial Officer.

15.1	Excerpt of the pages and sections of the Universal Registration Document 2024 incorporated herein by reference.

15.2	Consent of ERNST & YOUNG Audit and of PricewaterhouseCoopers Audit.

97	Clawback Policy (incorporated by reference to exhibit 97 of TotalEnergies' annual report on Form 20 - F for the year ended December 31, 2023, filed on March 29, 2024).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and included in Exhibit 101).

* Furnished herewith.

Form 20-F 2024 TotalEnergies	40

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TotalEnergies SE
By: /s/ PATRICK POUYANNÉ
	Name:	Patrick Pouyanné
	Title:	Chairman and Chief Executive Officer
Date: March 31, 2025

Form 20-F 2024 TotalEnergies	41

Form 20-F 2024 TotalEnergies	F-1

PricewaterhouseCoopers Audit	ERNST & YOUNG Audit
63, rue de Villiers 92208 Neuilly-sur-Seine S.A.S. au capital de € 2 510 460 672 006 483 R.C.S. Nanterre	Tour First TSA 14444 92037 Paris-La Défense cedex S.A.S. à capital variable 344 366 315 R.C.S. Nanterre
Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre	Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre

TotalEnergies SE

Report of Independent Registered Public Accounting Firms

To the Shareholders and the Board of Directors,

Opinion on Internal Control Over Financial Reporting

We have audited TotalEnergies SE and its subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2024, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flow for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated March 31, 2025 expressed an unqualified opinion thereon.

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

F-2	TotalEnergies Form 20-F 2024

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Neuilly-sur-Seine and Paris-La Défense, France, March 31, 2025

/s/PricewaterhouseCoopers Audit	/s/ERNST & YOUNG Audit

Form 20-F 2024 TotalEnergies	F-3

PricewaterhouseCoopers Audit	ERNST & YOUNG Audit
63, rue de Villiers 92208 Neuilly-sur-Seine cedex France SAS au capital de € 2 510 460 672 006 483 R.C.S. Nanterre	Tour First TSA 14444 92037 Paris-La Défense cedex France SAS à capital variable 344 366 315 R.C.S Nanterre
Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre	Commissaire aux comptes Membre de la compagnie régionale de Versailles et du Centre

TotalEnergies SE

Report of Independent Registered Public Accounting Firms

To the Shareholders and the Board of Directors,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of TotalEnergies SE and its subsidiaries (the “Company”) as of December 31, 2024, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flow for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2025 expressed an unqualified opinion thereon.

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

F-4	TotalEnergies Form 20-F 2024

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

As stated in notes 7.1 “Intangible assets”, 7.2 “Property, plant and equipment” and 8.1 “Equity affiliates: investments and loans" to the consolidated financial statements as at December 31, 2024, the non-current assets used in exploration and production activities in the E&P and iLNG segments are mainly comprised of proved mineral interests (M$ 8,700 – net amount), unproved mineral interests (M$ 11,150 – net amount), proved properties (M$ 61,881 – net amount), work in progress (M$ 20,328 – net amount) and a portion of the M$ 34,405 value of investments and loans in equity affiliates. The principles applied in determining the recoverable amounts of these assets are described in notes 7.1, 7.2, 3.C “Asset impairment” and “Major judgments and accounting estimates” to the consolidated financial statements.

Form 20-F 2024 TotalEnergies	F-5

The recoverable amount of these assets is tested for impairment as soon as any indication for impairment exists, these tests being carried out by the Company at the level of the related cash-generating units (CGUs). CGUs include the hydrocarbon sites and industrial assets enabling the production, processing and extraction of hydrocarbons. The value in use of a CGU is determined by reference to the discounted expected future cash flows of these assets, based upon Management’s expectation of future economic and operating conditions. The main assumptions considered by the Company in assessing the value in use include hydrocarbon prices scenarios, future CO2 price, operating costs, estimates of hydrocarbon reserves and discount rate.

As described in the notes "Major judgments and accounting estimates" and 3.C to the consolidated financial statements, the Company retains an oil price trajectory that converges in the long term towards the price retained in 2050 by the International Energy Agency (IEA) Net Zero Emissions (NZE) scenario, i.e. $25.82024/b. The prices retained for gas stabilize until 2040 at lower levels than the current prices, before also converging towards the IEA's NZE scenario prices in 2050. The determination of value in use takes also into account the impact of the assets CO2 emissions. Future scope 1+2 emissions over the life of the assets are valued at $100/t or the applicable price in a given country, if it is higher, incorporating the existing free emission rights scheme in Europe. Beyond 2030, the CO2 price is inflated by 2% per year.

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

Impairments of non-current assets of exploration and production activities in the E&P and iLNG segments for 2024 amounted to M$ 982 in net income (TotalEnergies share).

As described in the "Major judgments and accounting estimates - Russian-Ukrainian conflict" note to the consolidated financial statements, Russian assets were fully impaired in 2022, with the exception of the shares held in the Yamal LNG was carried out by the Company, resulting in the absence of an impairment charge as at December 31, 2024.

As described in note 12.2 “Other Risks and Contingent Liabilities” to the consolidated financial statements, considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, the TotalEnergies company has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel. This situation led the Company, as operator of Mozambique LNG project, to declare force majeure.

In order to assess the resilience of the portfolio to different parameters, sensitivity analysis to several assumptions was carried out by Management, including a 10% and 20% decrease in the hydrocarbon prices over the duration of the price scenario, as well as considering a CO2 price of $200/t, inflated by 2% per year beyond 2030 for all assets.

We considered the evaluation of the impairment of non-current assets used in exploration and production activities in the E&P and iLNG segments to be a critical audit matter as evaluating the Company’s assumptions described above involves a high degree of judgment, notably forecasts relating to future events.

F-6	TotalEnergies Form 20-F 2024

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

The procedures we performed consisted mainly in:

-	Assessing whether an indication of impairment existed for these assets, such as a specific geopolitical context, a significant decline in production, the enactment of a new tax law or the impact of new assumptions on hydrocarbon prices, in connection with the Company’s ambition of carbon neutrality by 2050, together with society.
-	For those assets which required an impairment test:
-	we compared the hydrocarbon price scenarios applied by the Company with publicly available industry information (from the IEA, brokers and consultants as applicable), in particular the price scenarios relating to the Announced Pledges Scenario (APS) and NZE, considered by the IEA to be compatible with the objective of the Paris Agreement to limit the temperature increase to “well below 2°C”;
-	we analyzed the CO2 price assumptions included in the future cash flows by comparing them with current market data compiled by us and publicly available industry information (in particular IEA);
-	we compared the CO2 emission assumptions (scope 1+2) included in the future cash flows with those included in the Company’s 2025 budget and long-term plan approved by the executive committee and the Board of Directors;
-	we assessed the consistency of the production end-dates used in the future cash flows with those included in the contracts for license expiration;
-	we compared the key assumptions (hydrocarbon prices, operating costs, hydrocarbon reserves estimates, discount rates and expected future dividends) to those included in the Company’s 2025 budget and long-term plan approved by the executive committee and the Board of Directors;
-	we assessed the consistency of the assumptions on operating costs by calculating cost-to-production ratios and comparing them year over year;
-	we compared production profiles to the proved and probable hydrocarbon reserves prepared as part of the Company’s internal procedures;
-	with the assistance of our valuation specialists, we re-performed the calculation of the discount rate used by management and compared it to the rates calculated by market analysts;
-	we assessed the consistency of the tax rates used with the applicable tax schemes and oil and gas agreements in place;
-	we assessed the information disclosed in note 3.C “Asset impairment” to the consolidated financial statements, including the sensitivity analysis of net income (TotalEnergies share) to the oil and gas prices and CO2 price.
-	For exploration costs capitalized as unproved mineral interests or work in progress we inspected the documentation supporting sufficient quantity of hydrocarbons or that sufficient progress is made in the assessment of the reserves and the economic and operating viability of the project.
-	Finally, specifically for the Company’s minority stakes in the Novatek, Yamal LNG and Arctic LNG 2 companies, we assessed their related value as of December 31, 2024 in a particular and evolving context, notably given sanctions, and in connection with the consolidation methods applied. For assets located in Mozambique, we assessed their value as of December 31, 2024 in the context of force majeure and in connection with the assumptions regarding the restart of the Mozambique LNG project.

Form 20-F 2024 TotalEnergies	F-7

Effect of estimated proved developed hydrocarbon reserves on the depreciation of the oil and gas assets used in production activities in the Exploration & Production (E&P) and integrated LNG (iLNG) segments

Description of the Matter

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

The main assumptions used by the Company to estimate the proved and proved developed hydrocarbon reserves in order to calculate the depreciation of the oil and gas assets used in production activities in the E&P and iLNG segments, include the following: geoscience and engineering data used to estimate deposit quantities, the contractual arrangements that determine the Company’s share of the reserves and hydrocarbon prices.

We considered the impact, which is material, of estimated proved developed hydrocarbon reserves on the depreciation of oil and gas assets used in production activities in the E&P and iLNG segments to be a critical audit matter as the assumptions used by the Company to determine the reserves involve a high degree of judgment, due to their uncertain nature.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of certain controls, implemented by the Company, to address the risk of material misstatement relating to the depreciation of oil and gas assets used in production activities in the E&P and iLNG segments, depending on proved developed hydrocarbon reserves. Our work included testing certain controls on the determination and evaluation of deposit quantities and the modeling of the contractual arrangements that determine the Company’s share of proved developed hydrocarbon reserves.

The procedures we performed on the estimation of the proved developed hydrocarbon reserves by the Company consisted mainly in:

-	Evaluating the professional qualifications and experience of the Company’s petroleum engineers responsible for the preparation of the reserve estimates, these engineers specialized in the fields of geoscience and reservoir engineering being also trained to the Company's internal procedures as well as knowledgeable of the applicable SEC rules;
-	Assessing the independence of the committees, which include these petroleum engineers, responsible for the annual review of the Company's reserves;
-	Analyzing the main changes in proved developed hydrocarbon reserves compared to the previous year;
-	Comparing previously forecasted production to actual 2024 production;
-	Inspecting evidence from contractual arrangements that determine the Company’s share of proved developed hydrocarbon reserves until the end of the license agreements;
-	Assessing the consistency of the end of production dates used to calculate depreciation with those provided for in the contracts concerning license expiration and in the cash flow forecasts used for the impairment tests;
-	Assessing the absence of significant residual proved developed hydrocarbon reserves to be produced after 2040 on the basis of the current portfolio of oil and gas assets;
-	Assessing the methodology applied by the Company to estimate these proved developed hydrocarbon reserves, and comparing them with the SEC regulations and the 12-month average market price for 2024.

Neuilly-sur-Seine and Paris-La Défense, France, March 31, 2025

/s/ PricewaterhouseCoopers Audit	/s/ ERNST & YOUNG Audit

We have served as the Company’s auditor since 2022.	We have served as the Company’s auditor since 2004.

F-8	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Consolidated statement of income

Consolidated statement of income

TotalEnergies

For the year ended December 31, (M$)(a)		2024	2023	2022
Sales	(Notes 3, 4, 5)	214,550	237,128	280,999
Excise taxes	(Notes 3 & 5)	(18,940)	(18,183)	(17,689)
Revenues from sales	(Notes 3 & 5)	195,610	218,945	263,310
Purchases, net of inventory variation	(Note 5)	(127,664)	(143,041)	(169,448)
Other operating expenses	(Note 5)	(29,860)	(30,419)	(29,789)
Exploration costs	(Note 5)	(999)	(573)	(1,299)
Depreciation, depletion and impairment of tangible assets and mineral interests	(Note 5)	(12,025)	(12,762)	(12,221)
Other income	(Note 6)	2,112	3,677	2,849
Other expense	(Note 6)	(1,281)	(2,396)	(7,344)
Financial interest on debt		(3,016)	(2,820)	(2,386)
Financial income and expense from cash & cash equivalents		1,786	1,801	1,143
Cost of net debt	(Note 15)	(1,230)	(1,019)	(1,243)
Other financial income	(Note 6)	1,403	1,285	896
Other financial expense	(Note 6)	(835)	(731)	(533)
Net income (loss) from equity affiliates	(Note 8)	1,575	1,845	(1,892)
Income taxes	(Note 11)	(10,775)	(13,301)	(22,242)
CONSOLIDATED NET INCOME		16,031	21,510	21,044
TotalEnergies share		15,758	21,384	20,526
Non-controlling interests		273	126	518
Earnings per share ($)		6.74	8.72	7.91
Fully-diluted earnings per share ($)		6.69	8.67	7.85

(a)	Except for per share amounts.

Form 20-F 2024 TotalEnergies	F-9

Consolidated Financial Statements
Consolidated statement of comprehensive income

Consolidated statement of comprehensive income

TotalEnergies

For the year ended December 31, (M$)		2024	2023	2022
Consolidated net income		16,031	21,510	21,044
Other comprehensive income
Actuarial gains and losses	(Note 10)	20	(114)	574
Change in fair value of investments in equity instruments	(Note 8)	144	(11)	112
Tax effect		46	(11)	(96)
Currency translation adjustment generated by the parent company	(Note 9)	(4,163)	2,573	(4,976)
Items not potentially reclassifiable to profit and loss		(3,953)	2,437	(4,386)
Currency translation adjustment	(Note 9)	2,759	(3,277)	1,734
Cash flow hedge	(Notes 15 & 16)	3,119	2,898	(5,452)
Variation of foreign currency basis spread	(Note 15)	(32)	(11)	65
Share of other comprehensive income of equity affiliates, net amount	(Note 8)	(246)	(208)	3,497
Other		1	(2)	(16)
Tax effect		(814)	(730)	1,449
Items potentially reclassifiable to profit and loss		4,787	(1,330)	1,277
Total other comprehensive income (net amount)		834	1,107	(3,109)
COMPREHENSIVE INCOME		16,865	22,617	17,935
- TotalEnergies share		16,636	22,534	17,419
- Non-controlling interests	(Note 9)	229	83	516

F-10	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Consolidated balance sheet

Consolidated balance sheet

TotalEnergies

As of December 31, (M$)		2024	2023	2022
ASSETS
Non-current assets
Intangible assets, net	(Notes 4 & 7)	34,238	33,083	31,931
Property, plant and equipment, net	(Notes 4 & 7)	109,095	108,916	107,101
Equity affiliates: investments and loans	(Note 8)	34,405	30,457	27,889
Other investments	(Note 8)	1,665	1,543	1,051
Non-current financial assets	(Note 15)	2,305	2,395	2,731
Deferred income taxes	(Note 11)	3,202	3,418	5,049
Other non-current assets	(Note 6)	4,006	4,313	2,388
Total non-current assets		188,916	184,125	178,140
Current assets
Inventories, net	(Note 5)	18,868	19,317	22,936
Accounts receivable, net	(Note 5)	19,281	23,442	24,378
Other current assets	(Note 5)	23,687	20,821	36,070
Current financial assets	(Note 15)	6,914	6,585	8,746
Cash and cash equivalents	(Note 15)	25,844	27,263	33,026
Assets classified as held for sale	(Note 2)	1,977	2,101	568
Total current assets		96,571	99,529	125,724
TOTAL ASSETS		285,487	283,654	303,864

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		7,577	7,616	8,163
Paid-in surplus and retained earnings		135,496	126,857	123,951
Currency translation adjustment		(15,259)	(13,701)	(12,836)
Treasury shares		(9,956)	(4,019)	(7,554)
Total shareholders' equity - TotalEnergies share	(Note 9)	117,858	116,753	111,724
Non-controlling interests		2,397	2,700	2,846
Total shareholders' equity		120,255	119,453	114,570
Non-current liabilities
Deferred income taxes	(Note 11)	12,114	11,688	11,021
Employee benefits	(Note 10)	1,753	1,993	1,829
Provisions and other non-current liabilities	(Note 12)	19,872	21,257	21,402
Non-current financial debt	(Note 15)	43,533	40,478	45,264
Total non-current liabilities		77,272	75,416	79,516
Current liabilities
Accounts payable		39,932	41,335	41,346
Other creditors and accrued liabilities	(Note 5)	35,961	36,727	52,275
Current borrowings	(Note 15)	10,024	9,590	15,502
Other current financial liabilities	(Note 15)	664	446	488
Liabilities directly associated with the assets classified as held for sale	(Note 2)	1,379	687	167
Total current liabilities		87,960	88,785	109,778
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY		285,487	283,654	303,864

Form 20-F 2024 TotalEnergies	F-11

Consolidated Financial Statements
Consolidated statement of cash flow

Consolidated statement of cash flow

TotalEnergies

For the year ended December 31, (M$)		2024	2023	2022
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income		16,031	21,510	21,044
Depreciation, depletion, amortization and impairment	(Note 5.3)	13,107	13,818	13,680
Non-current liabilities, valuation allowances, and deferred taxes	(Note 5.5)	190	813	4,594
(Gains) losses on disposals of assets		(1,497)	(3,452)	369
Undistributed affiliates’ equity earnings		124	649	6,057
(Increase) decrease in working capital	(Note 5.5)	2,364	6,091	1,191
Other changes, net		535	1,250	432
Cash flow from operating activities		30,854	40,679	47,367
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(Note 7)	(14,909)	(17,722)	(15,690)
Acquisitions of subsidiaries, net of cash acquired		(2,439)	(1,772)	(94)
Investments in equity affiliates and other securities		(2,127)	(3,477)	(3,042)
Increase in non-current loans		(2,275)	(1,889)	(976)
Total expenditures		(21,750)	(24,860)	(19,802)
Proceeds from disposals of intangible assets and property, plant and equipment		727	3,789	540
Proceeds from disposals of subsidiaries, net of cash sold		2,167	3,561	835
Proceeds from disposals of non-current investments		347	490	577
Repayment of non-current loans		1,177	566	2,734
Total divestments		4,418	8,406	4,686
Cash flow used in investing activities		(17,332)	(16,454)	(15,116)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of shares:
– Parent company shareholders		521	383	370
– Treasury shares		(7,995)	(9,167)	(7,711)
Dividends paid:
– Parent company shareholders		(7,717)	(7,517)	(9,986)
– Non-controlling interests		(322)	(311)	(536)
Net issuance of perpetual subordinated notes	(Note 9)	(457)	(1,081)	–
Payments on perpetual subordinated notes	(Note 9)	(314)	(314)	(339)
Other transactions with non-controlling interests		(67)	(126)	(49)
Net issuance (repayment) of non-current debt	(Note 15)	7,532	130	1,108
Increase (decrease) in current borrowings		(5,142)	(14,289)	(6,073)
Increase (decrease) in current financial assets and liabilities	(Note 15)	(464)	2,562	3,944
Cash flow from / (used in) financing activities		(14,425)	(29,730)	(19,272)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(903)	(5,505)	12,979
Effect of exchange rates		(516)	(258)	(1,295)
Cash and cash equivalents at the beginning of the period		27,263	33,026	21,342
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(Note 15)	25,844	27,263	33,026

F-12	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Consolidated statement of changes in shareholders’ equity

Consolidated statement of changes in shareholders’ equity

TotalEnergies

			Paid-in				Shareholders’
			surplus and	Currency			equity -	Non-	Total
	Common shares issued		retained	translation	Treasury shares		TotalEnergies	controlling	shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	share	interests	equity
As of January 1, 2022	2,640,429,329	8,224	117,849	(12,671)	(33,841,104)	(1,666)	111,736	3,263	114,999
Net income 2022	–	–	20,526	–	–	–	20,526	518	21,044
Other comprehensive income	–	–	(2,933)	(174)	–	–	(3,107)	(2)	(3,109)
Comprehensive income	–	–	17,593	(174)	–	–	17,419	516	17,935
Dividend	–	–	(9,989)	–	–	–	(9,989)	(536)	(10,525)
Issuance of common shares	9,367,482	26	344	–	–	–	370	–	370
Purchase of treasury shares	–	–	–	–	(140,207,743)	(7,711)	(7,711)	–	(7,711)
Sale of treasury shares(a)	–	–	(318)	–	6,195,654	318	–	–	–
Share-based payments	–	–	229	–	–	–	229	–	229
Share cancellation	(30,665,526)	(87)	(1,418)	–	30,665,526	1,505	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	(44)	–	–	–	(44)	–	(44)
Payments on perpetual subordinated notes	–	–	(331)	–	–	–	(331)	–	(331)
Other operations with non-controlling interests	–	–	45	9	–	–	54	37	91
Other items	–	–	(9)	–	–	–	(9)	(434)	(443)
As of December 31, 2022	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570
Net income 2023	–	–	21,384	–	–	–	21,384	126	21,510
Other comprehensive income	–	–	1,987	(837)	–	–	1,150	(43)	1,107
Comprehensive income	–	–	23,371	(837)	–	–	22,534	83	22,617
Dividend	–	–	(7,611)	–	–	–	(7,611)	(311)	(7,922)
Issuance of common shares	8,002,155	22	361	–	–	–	383	–	383
Purchase of treasury shares	–	–	–	–	(144,700,577)	(9,167)	(9,167)	–	(9,167)
Sale of treasury shares(a)	–	–	(396)	–	6,463,426	396	–	–	–
Share-based payments	–	–	291	–	–	–	291	–	291
Share cancellation	(214,881,605)	(569)	(11,737)	–	214,881,605	12,306	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	(1,107)	–	–	–	(1,107)	–	(1,107)
Payments on perpetual subordinated notes	–	–	(294)	–	–	–	(294)	–	(294)
Other operations with non-controlling interests	–	–	30	(28)	–	–	2	85	87
Other items	–	–	(2)	–	–	–	(2)	(3)	(5)
As of December 31, 2023	2,412,251,835	7,616	126,857	(13,701)	(60,543,213)	(4,019)	116,753	2,700	119,453
Net income 2024	–	–	15,758	–	–	–	15,758	273	16,031
Other comprehensive income	–	–	2,436	(1,558)	–	–	878	(44)	834
Comprehensive income	–	–	18,194	(1,558)	–	–	16,636	229	16,865
Dividend	–	–	(7,756)	–	–	–	(7,756)	(455)	(8,211)
Issuance of common shares	10,833,187	29	492	–	–	–	521	–	521
Purchase of treasury shares	–	–	–	–	(120,463,232)	(7,995)	(7,995)	–	(7,995)
Sale of treasury shares(a)	–	–	(395)	–	6,071,266	395	–	–	–
Share-based payments	–	–	556	–	–	–	556	–	556
Share cancellation	(25,405,361)	(68)	(1,595)	–	25,405,361	1,663	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	(576)	–	–	–	(576)	–	(576)
Payments on perpetual subordinated notes	–	–	(272)	–	–	–	(272)	–	(272)
Other operations with non-controlling interests	–	–	–	–	–	–	–	(67)	(67)
Other items	–	–	(9)	–	–	–	(9)	(10)	(19)
AS OF DECEMBER 31, 2024	2,397,679,661	7,577	135,496	(15,259)	(149,529,818)	(9,956)	117,858	2,397	120,255

(a)	Treasury shares related to the performance share grants.

Changes in equity are detailed in Note 9.

Form 20-F 2024 TotalEnergies	F-13

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

TotalEnergies

Notes to the Consolidated Financial Statements

F-14	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

On February 4, 2025, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TotalEnergies SE for the year ended December 31, 2024, which will be submitted for approval to the Shareholders’ Meeting to be held on May 23, 2025.

Basis of preparation of the consolidated financial statements

The Consolidated Financial Statements of TotalEnergies SE and its subsidiaries (the Company) are presented in U.S. dollars and have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2024.

The accounting principles applied for the Consolidated Financial Statements at December 31, 2024, were the same as those that were used for the financial statements at December 31, 2023, except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2024. Their application did not have a significant impact on the financial statements as of December 31, 2024.

The international tax reform Pillar 2, applicable in France from January 1, 2024, introduces a minimum tax rate of 15% on the profits of companies in each of their operating countries. Given the high tax rates in the Company’s operating countries and the increases in countries with lower rates, the application of this minimum tax will not result in the payment of additional tax for 2024.

Major judgments and accounting estimates

The preparation of financial statements in accordance with IFRS for the closing as of December 31, 2024 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

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

As part of the determination of the recoverable value of assets for impairment (IAS 36), the estimates, assumptions and judgments mainly concern hydrocarbon prices scenarios, operating costs, production volumes and oil and gas proved and probable reserves, refining margins and product marketing conditions (mainly petroleum, petrochemical and chemical products as well as renewable industry products). The estimates and assumptions used by the General Management are determined in specialized internal departments in light of economic conditions and external expert analysis. The discount rate is reviewed annually.

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

The discount rate is reviewed annually.

Asset retirement obligations and the method used are described in Note 12 “Provisions and other non-current liabilities”.

Form 20-F 2024 TotalEnergies	F-15

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

➢	Climate change and energy transition

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

TotalEnergies’ ambition is to get to carbon neutrality by 2050, together with society. As since 2021, the Board of Directors submitted at the Annual Shareholders' Meeting on May 24, 2024 to a consultative vote of the shareholders of TotalEnergies SE, the Sustainability & Climate - Progress Report 2024 reporting on the progress made in the implementation of the Corporation’s ambition with respect to sustainable development and energy transition and its related targets by 2030 (resolution approved at close to 80% of votes cast).

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

Economic criteria are analyzed in a scenario with Brent prices at $50/b and Henry Hub at $3/Mbtu, which are lower than the IEA’s APS scenario prices deemed compatible with the Paris agreement goals. Even though CO2 pricing does not currently apply in all of the countries where the Company operates, TotalEnergies includes as a base case a CO2 price of $100/t in its investment criteria (or the prevailling price in a given country, if higher), and beyond 2030, the CO2 price is inflated by 2% per year.

For investments in upstream oil & gas projects, TotalEnergies focuses on value creation and cash generation over volume, and the Company prioritizes projects with low technical costs (less than $20/b for operating costs plus investment costs) or low-breakeven points (less than $30/b, taxes included) and a profitability that exceeds an internally defined threshold. Carbon Capture and Storage (CCS) and Nature Based Solutions (NBS) projects are evaluated on the basis of the actual cost of one ton of CO2 (internal threshold in $/tCO2). As for projects in renewable energies, they are evaluated on their ability to generate a return higher than 10%.

All oil and gas projects must help to lower the average intensity of greenhouse gas emissions (scope 1+2) in their respective category. Currently, that means:

–	for new oil and gas projects (greenfield and acquisitions), the intensity of scope 1+2 greenhouse gas emissions is compared, depending on their nature, to the intensity of the average greenhouse gas emissions of the Company’s upstream production assets or that of various downstream units (LNG plants, refineries).
–	for additional investments in existing assets (brownfield projects), the investment must lower the scope 1+2 emissions intensity of the asset in question.
–	for projects involving other energies and technologies (biofuels, biogas...), the greenhouse-gas emissions reductions are assessed based on their contribution to reducing the Company’s emissions.

Besides, as described in Note 3.C “Asset impairment”, in order to ensure the resilience of its assets recognized on the balance sheet, the oil price trajectory retained by the Company for the computation of its impairments converges in the long term towards the price retained in 2050 by the IEA’s NZE scenario, i.e. $25.82024/b; the prices retained for gas, the transition fuel, stabilize until 2040 at lower levels than current prices, before also converging towards the IEA’s NZE scenario prices in 2050.

The strategy is implemented in the long-term plan of the Company, which is forecasted for a 5-year period, updated every year, and approved by the Board of Directors.

It reflects the economic environment, the ambition of the Company on carbon neutrality together with society, the related targets by 2030 and the current dynamics of energy transition, knowing that there is still significant uncertainty on the path to energy transition that the various countries will take.

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

The principles applied in determining the recoverable amounts are as follows:

-

the future cash flows were determined using the assumptions included in the 2025 budget and in the long-term plan of the Company approved by the Executive Committee and the Board of Directors. These assumptions, in particular including operational costs, estimation of oil and gas reserves, future volumes produced and marketed, represent the best estimate from the Company Management of economic and technical conditions over the remaining life of the assets;

F-16	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

-

the oil and gas price scenarios have been established based on data on global energy demand from the IEA’s World Energy Outlook, the latest edition of which was published in October 2024, and on its own supply and demand assessments; they take into account assumptions about the evolution of core indicators of the upstream activity (demand for hydrocarbons in different markets, investment forecasts, decline in production fields, changes in oil & gas reserves and supply by area and by nature of oil & gas products), of the downstream activity (changes in refining capacity and demand for petroleum products) and by integrating “climate” challenge;

-

these price scenarios, first prepared within the Strategy & Markets Division, are also reviewed with the Company segments which bring their own expertise. They also integrate studies issued by international agencies, banks and independent consultants. They are then approved by the Executive Committee and the Board of Directors;

-

the IEA 2024 World Energy Outlook presents three scenarios that are key references for the Company: the STEPS (Stated Policies Scenario) and APS (Announced Pledges Scenario) for the short/mid-term and the NZE (Net Zero Emissions by 2050) for the long-term;

-	the STEPS scenario only includes climate actions already implemented to date around the world and those under development;
-

the APS scenario takes into account all climate ambitions declared to date in the world, including the NDCs (Nationally Determined Contributions) and the carbon neutrality ambitions. According to the IEA, it is associated with a temperature increase of around 1.7°C. This scenario is compatible with the objective of the Paris Agreement to limit the temperature increase to “well below 2°C”;

-

the IEA’s NZE scenario is understood as the set of actions to be taken for the global energy sector to achieve net-zero CO2 emissions by 2050 and to be compatible with a +1.5°C scenario by 2100. This normative scenario is therefore not predictive of oil demand, and even less so of the price scenarios it proposes, particularly in the medium term (2030). Indeed, this scenario predicts that oil demand will peak in 2023 and decrease by 22% between 2023 and 2030, whereas, according to the latest IEA projections, oil demand in 2024 would be higher than in 2023 and continue to grow until 2029. According to projections from other energy companies or external consultants, demand would start to decline around 2030 (oil peak in 2031 according to Wood MacKenzie, in 2027 according to HIS Inflections);

-

beyond 2030, the oil price trajectory retained by the Company converges in the long term, to the price retained in 2050 by the IEA’s NZE scenario, i.e $25.82024/b. The prices retained for gas, the transition fuel, stabilize until 2040 at lower levels than current prices before converging towards the IEA’s NZE scenario prices in 2050.

The oil price trajectories adopted by the Company are based on the following assumptions:

-

oil demand experienced sustained growth post-Covid crisis, accompanying the global economic recovery, which generated strong tensions on energy prices from mid-2021, exacerbated in 2022 by the war in Ukraine. In 2023, global oil demand reached a record level, surpassing that of 2019 pre-Covid crisis. This increase was stimulated by the lifting of lockdown measures in China, allowing the resumption of industrial activity, particularly in the petrochemical sector, as well as the increase in air travel. In 2024, demand is expected to continue to grow, albeit at a slower pace, due to the economic slowdown in China and the end of the post-pandemic rebound effect. By 2030, oil consumption is expected to continue to grow, supported by population growth and rising living standards, particularly in emerging countries. However, this growth is expected to gradually slow down due to moderate global economic growth and the accelerated deployment of low-carbon substitute technologies. Some recent forecasts anticipate a peak in oil product demand in China as early as 2027.

Moreover, supply is limited by the historical production cuts decided (and effectively implemented) by the OPEC+ coalition members, the discipline on upstream oil investments since the 2015 oil crisis, and the natural decline of currently producing fields. In the United States, while 2023 production was significantly higher than in 2019 and is expected to grow slightly in 2024, the recent sector consolidation (Permian, DJ, and Bakken) should reinforce investment profitability discipline and thus contain growth in the coming years.

Therefore, in this context of growing demand driven by emerging countries and constrained supply by OPEC+ countries and the United States, our scenario anticipates that prices will remain supported at $702024/b from 2025 to 2030.

-

beyond 2030, given technological developments, particularly in the transport sector, the growth in oil demand would be low or even zero, and the selected price scenario decreases linearly to reach $502024/b in 2040 and then $25.82024/b in 2050, in line with the NZE scenario.

The average Brent prices over the period 2025-2050 thus stands at $53.02024/b.

For natural gas, the transition fuel, the price trajectory adopted by the Company is based on the following assumptions:

-

natural gas demand in 2021 has exceeded its pre-crisis level with very strong tensions on prices in Europe and, by extension, in Asia through LNG prices, as a result of the cuts in Russian pipe gas importation that began at the end of 2021 and continued in 2022 with the complete shutdown of the Nordstream. Global gas demand in 2022 was almost at the same level as in 2021. Global gas demand in 2023 was almost at the same level as in 2022 with the recourse to American LNG to replace Russian gas in Europe, still in competition with Asia. Gas prices in Asia and Europe have returned to much lower levels than the exceptionally high prices reached in the third quarter of 2022 but remain higher than before the crisis. The price of gas in the United States did not experience such a sharp increase in 2022 and has since stabilized. The Company anticipates in 2025 higher prices than before the crisis on the Asia, Europe and slightly on the United States hubs. Thereafter, natural gas demand would be driven by the same fundamentals as oil (decrease in Europe but resistance in Asia-Pacific), plus its substitution for coal in power generation and by its role as a flexible and controllable source to mitigate the intermittent use and seasonality of renewable energies. The abundant global gas supply and the upcoming wave of increased liquefied natural gas capacity (expected in 2027-28-29), would however limit the potential for higher gas prices. Beyond 2040, with the development of renewables including storage and hydrogen, gas demand is expected to stabilize.

In this context, the gas price level used to determine the value in use of the CGUs concerned is as follows:

◾	for Europe: $11.72024/Mbtu in 2025, $9.82024/Mbtu in 2026, then $82024/Mbtu between 2027 and 2040.
◾	for the United States: $32024/Mbtu between 2025 and 2040.
◾	for Asia: $12.62024/Mbtu in 2025, $10.82024/Mbtu in 2026, then $92024/Mbtu between 2027 and 2040.

From 2040 onwards, the price trajectory converges towards the price retained in 2050 by the NZE scenario, i.e. $4.12024/Mbtu for Europe, $2.12024/Mbtu for the United States and $4.92024/Mbtu for Asia.

The future operational costs were determined by taking into account the existing technologies, the fluctuation of prices for petroleum services in line with market developments and the internal cost reduction programs effectively implemented.

Form 20-F 2024 TotalEnergies	F-17

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

The determination of value in use also takes into account on all identified assets the impact of their CO2 emissions. Future scope 1 and 2 emissions of the assets concerned over the life of the assets are valued at $100/t or the applicable price in a given country, if it is higher, incorporating the existing free emission rights scheme in Europe. Beyond 2030, the CO2 price is inflated by 2% per year.

The future cash flows are estimated over a period consistent with the life of the assets of the CGUs. They are prepared post-tax and take into account specific risks related to the CGUs’ assets. They are discounted using an 7% post-tax discount rate, this rate being the weighted-average cost of TotalEnergies capital estimated from historical market data. This rate was 8% in 2023 and in 2022. The value in use calculated by discounting the above post-tax cash flows using an 7% post-tax discount rate is not materially different from the value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates generally range from 7% to 14%.

Asset impairments are subject to sensitivity testing. In particular, upstream assets are tested as follows:

-	decreases of -10% and -20% in the hydrocarbon’s prices, over the duration of the price scenario.
-	consideration of a CO2 cost of $200/t, inflated by 2% per year beyond 2030 for all assets.
-	increase or decrease of 1% in the discount rate of future cash flows.

Finally, in 2020, TotalEnergies also reviewed its upstream assets that can be qualified as “stranded”, meaning with reserves beyond 20 years and high production costs, whose overall reserves may therefore not be produced by 2050. The only projects concerned were the Fort Hills and Surmont oil sands projects in Canada that TotalEnergies sold in 2023.

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

In the event that, due to the price effect on reserves evaluation, the unit-of-production method does not reflect properly the useful life of the asset, an alternative depreciation method is applied based on the reserves evaluated with the price of the previous year. As of December 31, 2024, 2023 and 2022, this alternative method is not applied as, given the price used to assess the reserves, the unit-of-production method correctly reflects the useful life of the assets.

F-18	TotalEnergies Form 20-F 2024

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

The discount rate used for the valuation of asset retirement obligation is 5% in 2024, as in 2023, and it was 4% in 2022 (the expenses are estimated at current currency values with an inflation rate of 2% in 2024, 2023, and 2022).

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

In November 2023, the Arctic LNG 2 company was placed under sanctions by the U.S. authorities. TotalEnergies initiated the contractual suspension procedure provided for in the Arctic LNG 2 shareholders’ agreement and that of force majeure for the LNG purchase contract from Arctic LNG 2. These procedures, upon their notification, resulted in the suspension of TotalEnergies’ rights and obligations under these agreements, thus implying in particular the suspension of the participation of TotalEnergies’ representatives in the governance bodies of Arctic LNG 2. As a result, the 10% interest held by TotalEnergies in Arctic LNG 2 is no longer accounted for using the equity method in the Company’s accounts since December 31, 2023 but is recorded under “Other investments”. As mentioned above, as the shares in Arctic LNG 2 were fully impaired in 2022, this deconsolidation had no impact on the 2023 Consolidated Financial Statements.

Form 20-F 2024 TotalEnergies	F-19

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

The Company has also ensured the absence of depreciation to be accounted for on Yamal LNG, by testing the value of its equity accounted investment which amounts to $5,200 million as of December 31, 2024.

With regard to the participation in Novatek, in the absence of any new event, the assessments and judgments taken into account on December 31, 2022 and on December 31, 2023 in the accounting and valuation method remain unchanged at December 31, 2024. As the criteria for significant influence are no longer met within the meaning of IAS 28 “Investments in associates and joint ventures”, TotalEnergies’ 19.4% interest in Novatek has no longer been accounted for using the equity method in the Company’s financial statements since the end of the 4th quarter of 2022.

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

F-20	TotalEnergies Form 20-F 2024

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

Investments in associates, in which TotalEnergies has significant influence, are accounted for by the equity method. Significant influence is presumed when TotalEnergies holds, directly or indirectly through subsidiaries, 20% or more of the voting rights. In the case of a percentage of less than 20%, accounting under the equity method applies only when significant influence can be demonstrated.

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

The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. It is referred to as their functional currency.

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

1.2 Significant accounting principles applicable in the future

The application of the standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards Interpretations Committee (IFRS IC) which were not yet in effect at December 31, 2024, is expected to have a non material impact. Note that IFRS 18, published in April 2024 and applicable from January 1, 2027, will modify the presentation of the consolidated statement of income and the consolidated statement of cash flow.

Form 20-F 2024 TotalEnergies	F-21

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2

Note 2 Changes in TotalEnergies’ perimeter

2.1 Main acquisitions and divestments

In 2024, the main changes in TotalEnergies perimeter were as follows:

➢Exploration & Production
●	In February 2024, TotalEnergies and its partner SOCAR (State Oil Company of the Republic of Azerbaijan) have completed the sale of 15% interest each in the Absheron gas field to ADNOC (Abu Dhabi National Oil Company). Following the completion of this transaction, TotalEnergies holds a 35% stake in the Absheron gas field alongside SOCAR (35%) and ADNOC (30%).
➢Integrated LNG
●	In December 2024, TotalEnergies has finalized the acquisition of the interests of OMV (50%) and Sapura Upstream Assets (50%) in SapuraOMV Upstream (SapuraOMV), an independent gas producer and operator in Malaisia selling its production to MLNG based on LNG prices netbacks. SapuraOMV’s main assets are its 40% operated interest in block SK408 and 30% operated interest in block SK310, both located offshore Sarawak in Malaysia.
➢Integrated Power
●	In February 2024, TotalEnergies has finalized the acquisition of three gas-fired power plants with a total capacity of 1.5 GW in Texas from TexGen, a U.S.-based company for a net investment of $635 million.
●	In December 2024, TotalEnergies has finalized the sale to EPUKI, the UK subsidiary of EPH, of 50% of its shares in West Burton Energy, a company wholly acquired in June 2024 with the announced intention to resale one half. West Burton Energy owns a 1.3 GW gas fired power plant and a 49 MW battery storage system in the United Kingdom. The plant will be owned by the joint venture between TotalEnergies and EPUKI and operated with the support of EPH.
●	In December 2024, TotalEnergies has finalized the sale of 50% of a portfolio consisting of three solar projects with a total capacity of 1.7 GW and a battery storage project located in Texas to the investment fund Apollo. TotalEnergies retains a 50% stake and remains the operator of the assets, which are Danish Fields, Cottonwood, and Hill Solar I.
➢Marketing & Services
●	In January 2024, TotalEnergies has finalized the partial divestment of retail network in Belgium and Luxembourg and the full divestment in the Netherlands to Alimentation Couche-Tard for 1.4 billion dollars.

2.2 Major business combinations

Accounting principles

In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable assets acquired, liabilities assumed and contingent liabilities on the basis of available information. This assessment will be finalised within 12 months following the acquisition date.

➢	Integrated LNG
●	Acquisition of the Upstream Gas Assets of SapuraOMV

In December 2024, TotalEnergies has finalized the acquisition of the interests of OMV (50%) and Sapura Upstream Assets (50%) in SapuraOMV Upstream (SapuraOMV), an independent gas producer and operator in Malaisia. In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. The financial statements as of December 31, 2024, reflect a preliminary purchase price allocation, which will be finalized and presented within 12 months following the acquisition date.

➢	Integrated Power
●	Acquisition of 1.5 GW Power Generation Capacity in Texas

In February 2024, TotalEnergies has finalized the acquisition of three gas-fired power plants with a total capacity of 1.5 GW in Texas from TexGen. The preliminary purchase price allocation is shown below:

(M$)	At the acquisition date
Goodwill	306
Intangible assets	–
Tangible assets	484
Other assets and liabilities	(59)
Net debt of the acquired treasury	(74)
Fair value of the consideration transferred	657

2.3 Main divestment projects

Accounting principles

Pursuant to IFRS 5 “Non-current assets held for sale and discontinued operations”, assets and liabilities of affiliates that are held for sale are presented separately on the face of the balance sheet. Depreciation of assets ceases from the date of classification in “Non-current assets held for sale”.

F-22	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2

➢	Exploration & Production
●	On April 24, 2024, TotalEnergies announces that its 85%-owned affiliate, TotalEnergies EP Congo, has signed an agreement with Trident Energy combining the acquisition of an additional 10% interest in the Moho license from Trident Energy and the sale to Trident Energy of its 53.5% interest in the Nkossa and Nsoko II licenses. The closing of the operation occurred on January 14,2025.

As of December 31, 2024, the assets and liabilities related to Nkossa and Nsoko II licenses have been respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $391 million and “Liabilities classified as held for sale” for an amount of $107 million. These assets mainly include tangible assets.

●	On July 17, 2024, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria signed a sale and purchase agreement (SPA) with Chappal Energies for the sale of its 10% interest in the SPDC JV licenses in Nigeria.

As of December 31, 2024, the assets and liabilities have been respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $1,213 million and “Liabilities classified as held for sale” for an amount of $945 million. These assets mainly include tangible assets.

Form 20-F 2024 TotalEnergies	F-23

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

Due to the change in the Company’s internal organizational structure affecting the composition of the business segments, the segment reporting data for 2022 has been restated.

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

Starting 2023, details of adjustment items are presented for net operating income (with comparative period 2022).

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

F-24	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

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

A)  Information by business segment

	Exploration			Refining	Marketing
For the year ended December 31, 2024	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	5,655	9,885	22,127	93,515	83,341	27	–	214,550
Intersegment sales	38,546	10,591	2,348	31,480	819	268	(84,052)	–
Excise taxes	–	–	–	(784)	(18,156)	–	–	(18,940)
Revenues from sales	44,201	20,476	24,475	124,211	66,004	295	(84,052)	195,610
Operating expenses	(19,124)	(15,530)	(22,936)	(120,424)	(63,551)	(1,010)	84,052	(158,523)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,001)	(1,251)	(344)	(1,442)	(870)	(117)	–	(12,025)
Net income (loss) from equity affiliates and other items	325	2,051	(837)	(114)	1,457	92	–	2,974
Tax on net operating income	(8,466)	(1,073)	(255)	(414)	(526)	89	–	(10,645)
Adjustments(a)	(1,069)	(196)	(2,070)	(343)	1,154	(59)	–	(2,583)
Adjusted net operating income	10,004	4,869	2,173	2,160	1,360	(592)	–	19,974
Adjustments(a)								(2,583)
Net cost of net debt								(1,360)
Non-controlling interests								(273)
NET INCOME - TotalEnergies SHARE								15,758
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

	Exploration			Refining	Marketing
For the year ended December 31, 2024	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	9,225	3,912	5,328	1,896	1,190	199	–	21,750
Total divestments	840	425	1,431	366	1,328	28	–	4,418
Cash flow from operating activities	17,388	5,185	2,972	3,808	2,901	(1,400)	–	30,854

	Exploration			Refining	Marketing
For the year ended December 31, 2023	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	6,561	12,086	27,337	101,203	89,909	32	–	237,128
Intersegment sales	42,595	14,789	4,126	36,581	631	206	(98,928)	–
Excise taxes	–	–	–	(841)	(17,342)	–	–	(18,183)
Revenues from sales	49,156	26,875	31,463	136,943	73,198	238	(98,928)	218,945
Operating expenses	(20,355)	(21,569)	(28,763)	(130,899)	(70,497)	(878)	98,928	(174,033)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,493)	(1,288)	(281)	(1,685)	(905)	(110)	–	(12,762)
Net income (loss) from equity affiliates and other items	(307)	2,194	(345)	(42)	2,208	(28)	–	3,680
Tax on net operating income	(10,095)	(810)	(394)	(938)	(1,246)	271	–	(13,212)
Adjustments(a)	(1,036)	(798)	(173)	(1,275)	1,300	(84)	–	(2,066)
Adjusted net operating income	10,942	6,200	1,853	4,654	1,458	(423)	–	24,684
Adjustments(a)								(2,066)
Net cost of net debt								(1,108)
Non-controlling interests								(126)
NET INCOME - TotalEnergies SHARE								21,384
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Form 20-F 2024 TotalEnergies	F-25

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

	Exploration			Refining	Marketing
For the year ended December 31, 2023	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	12,378	3,410	5,497	2,149	1,273	153	–	24,860
Total divestments	5,118	290	661	196	2,132	9	–	8,406
Cash flow from operating activities	18,531	8,442	3,573	7,957	1,957	219	–	40,679

	Exploration			Refining	Marketing
For the year ended December 31, 2022	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	9,942	21,300	27,453	121,618	100,661	25	–	280,999
Intersegment sales	55,190	17,075	3,353	45,857	1,433	248	(123,156)	–
Excise taxes	–	–	–	(737)	(16,952)	–	–	(17,689)
Revenues from sales	65,132	38,375	30,806	166,738	85,142	273	(123,156)	263,310
Operating expenses	(24,521)	(29,982)	(29,217)	(156,897)	(81,746)	(1,329)	123,156	(200,536)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,115)	(1,208)	(194)	(1,533)	(1,033)	(138)	–	(12,221)
Net income (loss) from equity affiliates and other items	(9,943)	978	1,788	885	(20)	288	–	(6,024)
Tax on net operating income	(17,445)	(1,574)	(138)	(2,544)	(787)	281	–	(22,207)
Adjustments(a)	(12,371)	(4,580)	2,070	(653)	6	(362)	–	(15,890)
Adjusted net operating income	17,479	11,169	975	7,302	1,550	(263)	–	38,212
Adjustments(a)								(15,890)
Net cost of net debt								(1,278)
Non-controlling interests								(518)
NET INCOME - TotalEnergies SHARE								20,526
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

	Exploration			Refining	Marketing
For the year ended December 31, 2022	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	10,646	1,249	5,226	1,391	1,186	104	–	19,802
Total divestments	807	2,301	1,126	214	222	16	–	4,686
Cash flow from operating activities	27,654	9,604	66	8,663	3,124	(1,744)	–	47,367

F-26	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

B)  Additional information on adjustment items

The main adjustment items for 2024 are the following:

1)	An “Inventory valuation effect” amounting to $(386) million in net operating income for the Refining & Chemicals and Marketing & Services segments;
2)	An “Effect of changes in fair value” amounting to $(948) million in net operating income mainly due to the revaluation of the fair value of internal derivative instruments; the negative adjustment in 2024 should be viewed in the context of the positive adjustments recorded in 2022 and 2023, resulting in a positive sum of $202 million over these three years;
3)	“Asset impairment and provisions charges” of $(1,978) million in not operating income mainly consisting of impairments related to the Company’s minority stake in SunPower and Maxeon for the Integrated Power segment and those related to the exit from blocks 11B/12B and 5/6/7 in South Africa for the Exploration & Production segment (refer to Note 3.C “Asset impairment”);
4)	Capital gains on disposal for an amount of $1,372 million in net operating income generated in particular on the partial divestment of retail network in Belgium and Luxembourg and the full divestment in the Netherlands for the Marketing & Services segment. This amount includes the revaluation of shares held and consolidated under the equity method in Belgium and Luxembourg;
5)	Other adjustment items include $(616) million in net operating income mainly consisting of the impacts of the contribution on inframarginal annuity in France and deferred tax adjustments related to rates changes.

The detail of the adjustment items is presented in the table below.

Adjustments to net operating income

For the year ended December 31, 2024	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	–	(276)	(110)	–	(386)
Effect of changes in fair value	–	(84)	(864)	–	–	–	(948)
Restructuring charges	–	–	(11)	(6)	(10)	–	(27)
Asset impairment and provisions charges	(982)	(10)	(965)	(4)	(17)	–	(1,978)
Gains (losses) on disposals of assets	54	–	29	(11)	1,300	–	1,372
Other items	(141)	(102)	(259)	(46)	(9)	(59)	(616)
TOTAL	(1,069)	(196)	(2,070)	(343)	1,154	(59)	(2,583)

Adjustments to net operating income

For the year ended December 31, 2023	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	–	(586)	(108)	–	(694)
Effect of changes in fair value	–	(547)	559	–	–	–	12
Restructuring charges	–	–	(5)	(51)	–	–	(56)
Asset impairment and provisions charges(a)	(926)	(124)	(773)	(359)	(115)	–	(2,297)
Gains (losses) on disposals of assets(b)	431	–	–	–	1,616	–	2,047
Other items(c)	(541)	(127)	46	(279)	(93)	(84)	(1,078)
TOTAL	(1,036)	(798)	(173)	(1,275)	1,300	(84)	(2,066)

(a)	Refer to Note 3.C “Asset impairment”
(b)	Refer to Note 6.1 “Other income and other expense”
(c)	"Other items" include $0.4 billion of revaluation of the previously held share of Total Eren and $(1.5) billion mainly consisting of the impacts of the European solidarity contribution, the contribution on inframarginal annuity in France and the devaluation of the Argentine peso.

Adjustments to net operating income

For the year ended December 31, 2022	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	–	337	194	–	531
Effect of changes in fair value	–	340	798	–	–	–	1,138
Restructuring charges	–	–	(41)	–	(14)	–	(55)
Asset impairment and provisions charges(a)	(11,157)	(4,460)	(21)	–	(112)	(9)	(15,759)
Gains (losses) on disposals of assets	–	–	1,450	–	–	–	1,450
Other items(b)	(1,214)	(460)	(116)	(990)	(62)	(353)	(3,195)
TOTAL	(12,371)	(4,580)	2,070	(653)	6	(362)	(15,890)

(a)	Of which $(14,756) million relate to the impairment and provisions charges on the assets of the Company in Russia.
(b)	Other items represented $(3.2) billion in 2022, consisting of $(1.7) billion related to windfall taxes levied by governments (European Solidarity Contribution, French Electricity Generation Infra-Marginal Income Contribution, effect on deferred tax of Energy Profits Levy in the United Kingdom), $(1) billion as a consequence of the conflict in Ukraine (grant of fuel discounts to French customers in the context of price increase, foreign exchange losses due to volatility in Russian ruble-U.S. dollar and euro exchange rates), and $(0.5) billion mainly related to provisions for onerous contracts.”

Form 20-F 2024 TotalEnergies	F-27

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

The value in use of a CGU is determined by reference to the discounted expected future cash flows of these assets, based upon Management’s expectation of future economic and operating conditions. When this value is less than the carrying amount of the CGU, an impairment loss is recorded. This loss is allocated first to goodwill with a corresponding amount in “Other expenses”. Any further losses are then allocated to property, plant and mineral interests with a corresponding amount in “Depreciation, depletion and impairment of tangible assets and mineral interests” and to other intangible assets with a corresponding amount in “Other expenses”.

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

For the financial year 2024, asset impairments were recorded for an amount of $(1,978) million in net operating income and $(1,977) million in net income, TotalEnergies share. These impairments were qualified as adjustment items of the net operating income and net income, TotalEnergies share.

Impairments relate to certain cash-generating units (CGUs) for which indicators of impairment have been identified, due to changes in operating conditions or the economic environment of the activities concerned.

Principles for determining value in use of a CGU

The principles applied in determining the recoverable amounts are as follows:

➢	the future cash flows were determined using the assumptions included in the 2025 budget and in the long-term plan of the Company approved by the Executive Committee and the Board of Directors. These assumptions, in particular including operational costs, estimation of oil and gas reserves, future volumes produced and marketed, represent the best estimate from the Company Management of economic and technical conditions over the remaining life of the assets;
➢	the oil and gas price scenarios have been established based on data on global energy demand from the IEA’s World Energy Outlook, the latest edition of which was published in October 2024, and on its own supply and demand assessments; they take into account assumptions about the evolution of core indicators of the upstream activity (demand for hydrocarbons in different markets, investment forecasts, decline in production fields, changes in oil & gas reserves and supply by area and by nature of oil & gas products), of the downstream activity (changes in refining capacity and demand for petroleum products) and by integrating “climate” challenge;
➢	these price scenarios, first prepared within the Strategy & Markets Division, are also reviewed with the Company segments which bring their own expertise. They also integrate studies issued by international agencies, banks and independent consultants. They are then approved by the Executive Committee and the Board of Directors;
➢	the IEA 2024 World Energy Outlook presents three scenarios that are key references for the Company: the STEPS (Stated Policies Scenario) and APS (Announced Pledges Scenario) for the short/mid-term and the NZE (Net Zero Emissions by 2050) for the long-term;
➢	the STEPS scenario only includes climate actions already implemented to date around the world and those under development;
➢	the APS scenario takes into account all climate ambitions declared to date in the world, including the NDCs (Nationally Determined Contributions) and the carbon neutrality ambitions. According to the IEA, it is associated with a temperature increase of around 1.7°C. This scenario is compatible with the objective of the Paris Agreement to limit the temperature increase to “well below 2°C”;
➢	the IEA’s NZE scenario is understood as the set of actions to be taken for the global energy sector to achieve net-zero CO2 emissions by 2050 and to be compatible with a +1.5°C scenario by 2100. This normative scenario is therefore not predictive of oil demand, and even less so of the price scenarios it proposes, particularly in the medium term (2030). Indeed, this scenario predicts that oil demand will peak in 2023 and decrease by 22% between 2023 and 2030, whereas, according to the latest IEA projections, oil demand in 2024 would be higher than in 2023 and continue to grow until 2029. According to projections from other energy companies or external consultants, demand would start to decline around 2030 (oil peak in 2031 according to Wood MacKenzie, in 2027 according to HIS Inflections);
➢	beyond 2030, the oil price trajectory retained by the Company converges in the long term, to the price retained in 2050 by the IEA’s NZE scenario, i.e $25.82024/b. The prices retained for gas, the transition fuel, stabilize until 2040 at lower levels than current prices before converging towards the IEA’s NZE scenario prices in 2050.

The oil price trajectories adopted by the Company are based on the following assumptions:

➢	oil demand experienced sustained growth post-Covid crisis, accompanying the global economic recovery, which generated strong tensions on energy prices from mid-2021, exacerbated in 2022 by the war in Ukraine. In 2023, global oil demand reached a record level, surpassing that of 2019 pre-Covid crisis. This increase was stimulated by the lifting of lockdown measures in China, allowing the resumption of industrial activity, particularly in the petrochemical sector, as well as the increase in air travel. In 2024, demand is expected to continue to grow, albeit at a slower pace, due to the economic slowdown in China and the end of the post-pandemic rebound effect. By 2030, oil consumption is expected to continue to grow, supported by population growth and rising living standards, particularly in emerging countries. However, this growth is expected to gradually slow down due to moderate global economic growth and the accelerated deployment of low-carbon substitute technologies. Some recent forecasts anticipate a peak in oil product demand in China as early as 2027.

F-28	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

Moreover, supply is limited by the historical production cuts decided (and effectively implemented) by the OPEC+ coalition members, the discipline on upstream oil investments since the 2015 oil crisis, and the natural decline of currently producing fields. In the United States, while 2023 production was significantly higher than in 2019 and is expected to grow slightly in 2024, the recent sector consolidation (Permian, DJ, and Bakken) should reinforce investment profitability discipline and thus contain growth in the coming years.

Therefore, in this context of growing demand driven by emerging countries and constrained supply by OPEC+ countries and the United States, our scenario anticipates that prices will remain supported at $702024/b from 2025 to 2030.

➢	beyond 2030, given technological developments, particularly in the transport sector, the growth in oil demand would be low or even zero, and the selected price scenario decreases linearly to reach $502024/b in 2040 and then $25.82024/b in 2050, in line with the NZE scenario.

The average Brent prices over the period 2025-2050 thus stands at $53.02024/b.

For natural gas, the transition fuel, the price trajectory adopted by the Company is based on the following assumptions:

➢	natural gas demand in 2021 has exceeded its pre-crisis level with very strong tensions on prices in Europe and, by extension, in Asia through LNG prices, as a result of the cuts in Russian pipe gas importation that began at the end of 2021 and continued in 2022 with the complete shutdown of the Nordstream. Global gas demand in 2022 was almost at the same level as in 2021. Global gas demand in 2023 was almost at the same level as in 2022 with the recourse to American LNG to replace Russian gas in Europe, still in competition with Asia. Gas prices in Asia and Europe have returned to much lower levels than the exceptionally high prices reached in the third quarter of 2022 but remain higher than before the crisis. The price of gas in the United States did not experience such a sharp increase in 2022 and has since stabilized.

The Company anticipates in 2025 higher prices than before the crisis on the Asia, Europe and slightly on the United States hubs. Thereafter, natural gas demand would be driven by the same fundamentals as oil (decrease in Europe but resistance in Asia-Pacific), plus its substitution for coal in power generation and by its role as a flexible and controllable source to mitigate the intermittent use and seasonality of renewable energies. The abundant global gas supply and the upcoming wave of increased liquefied natural gas capacity (expected in 2027-28-29), would however limit the potential for higher gas prices. Beyond 2040, with the development of renewables including storage and hydrogen, gas demand is expected to stabilize.

In this context, the gas price level used to determine the value in use of the CGUs concerned is as follows:

◾	for Europe: $11.72024/Mbtu in 2025, $9.82024/Mbtu in 2026, then $82024/Mbtu between 2027 and 2040.
◾	for the United States: $32024/Mbtu between 2025 and 2040.
◾	for Asia: $12.62024/Mbtu in 2025, $10.82024/Mbtu in 2026, then $92024/Mbtu between 2027 and 2040.

From 2040 onwards, the price trajectory converges towards the price retained in 2050 by the NZE scenario, i.e. $4.12024/Mbtu for Europe, $2.12024/Mbtu for the United States and $4.92024/Mbtu for Asia.

The future operational costs were determined by taking into account the existing technologies, the fluctuation of prices for petroleum services in line with market developments and the internal cost reduction programs effectively implemented.

The determination of value in use also takes into account on all identified assets the impact of their CO2 emissions. Future scope 1 and 2 emissions of the assets concerned over the life of the assets are valued at $100/t or the applicable price in a given country, if it is higher, incorporating the existing free emission rights scheme in Europe. Beyond 2030, the CO2 price is inflated by 2% per year.

The future cash flows are estimated over a period consistent with the life of the assets of the CGUs. They are prepared post-tax and take into account specific risks related to the CGUs’ assets. They are discounted using an 7% post-tax discount rate, this rate being the weighted-average cost of TotalEnergies capital estimated from historical market data. This rate was 8% in 2023 and in 2022. The value in use calculated by discounting the above post-tax cash flows using an 7% post-tax discount rate is not materially different from the value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates generally range from 7% to 14%.

Impairment losses recognized by segment

The CGUs of the Exploration & Production segment are defined as oil and gas fields or groups of oil and gas fields with industrial assets enabling the production, treatment and evacuation of the oil and gas. For the financial year 2024, the Company recorded impairments of assets over CGUs of the Exploration & Production segment for $(982) million in net income, TotalEnergies share.

Impairments recognized in 2024 are mainly related to the exit from blocks 11B/12B and 5/6/7 in South Africa.

As for sensitivities of the Exploration & Production segment:

➢	a decrease by 1 point in the discount rate would have a positive impact of $0.1 billion in net income, TotalEnergies share;
➢	an increase by 1 point in the discount rate would have an additional negative impact of $0.1 billion in net income, TotalEnergies share;
➢	a decrease of 10% of the oil and gas prices over the duration of the plan (thus an average oil price of around $482024/b) would have an additional negative impact of $0.3 billion in net income, TotalEnergies share;
➢	a decrease of 20% of the oil and gas prices over the duration of the plan (thus an average oil price of around $422024/b) would have an additional negative impact of $1.8 billion in net income, TotalEnergies share;
➢	taking into account a CO2 cost of $200/t, inflated by 2%/year from 2030 onwards for all assets would have an additional negative impact of $0.2 on net income, TotalEnergies share.

The CGUs of the Integrated LNG segment are subsidiaries or groups of subsidiaries organized by activity or geographical area, and by fields or groups of fields for upstream LNG activities. For the financial year 2024, the Company recorded impairments on CGUs in the Integrated LNG segment for $(10) million in net income, TotalEnergies share.

As for sensitivities of the Integrated LNG:

➢	a decrease by 1 point in the discount rate would have no impact in net income, TotalEnergies share;
➢	an increase by 1 point in the discount rate would have an additional negative impact of $0.1 billion in net income, TotalEnergies share;

Form 20-F 2024 TotalEnergies	F-29

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

➢	a decrease of 10% of the oil and gas prices over the duration of the plan would have an additional negative impact of $2.0 billion in net income, TotalEnergies share;
➢	a decrease of 20% of the oil and gas prices over the duration of the plan would have an additional negative impact of $6.2 billion in net income, TotalEnergies share;
➢	taking into account a CO2 cost of $200/t inflated by 2%/year from 2030 onwards for all assets would have an additional negative impact of approximately $0.5 billion in net income, TotalEnergies share.

The CGUs of the Integrated Power segment are subsidiaries or groups of subsidiaries organized by activity or geographical area. For the financial year 2024, the Company recorded impairments on CGUs in the Integrated Power segment for $(965) million in net income, TotalEnergies share.

Impairments recognized mainly relate to the Company’s minority stake in SunPower and Maxeon.

As for sensitivities of the Integrated Power:

➢	a decrease by 1 point in the discount rate would have no impact in net income, TotalEnergies share.
➢	an increase by 1 point in the discount rate would not have any additional negative impact in net income, TotalEnergies share.

The CGUs of the Refining & Chemicals segment are subsidiaries or groups of subsidiaries organized by activity (grouping together the operational activities of refining and petrochemicals) and by relevant geographical area. Future cash flows are based on the gross contribution margin (calculated on the basis of net sales after purchases of crude oil and refined products, the effect of inventory valuation and variable costs). The other activities of the segment are global divisions, each division gathering a set of businesses or homogeneous products for strategic, commercial and industrial plans. Future cash flows are determined from the specific margins of these activities, unrelated to the price of oil.

For the financial year 2024, the Company has recorded impairments on CGUs in the Refining & Chemicals segment for an amount of $(4) million in net income TotalEnergies share.

As for sensitivities of the Refining & Chemicals segment:

-	an increase by 1 point in the discount rate would not have any additional negative impact in the net income, TotalEnergies share.
-	a decrease of 20% of the refining margins (could be in link with the increase of CO2 cost) would have an additional negative impact of $1.4 billion in net income, TotalEnergies share.

The CGUs of the Marketing & Services segment are subsidiaries or groups of subsidiaries organized by relevant geographical area.

For the financial year 2024, the Company recorded impairments on the CGUs of the Marketing & Services segment for $(17) million in net income, TotalEnergies share.

Impairments recognized in years 2023 and 2022

For the financial year 2023, the Company recorded impairments in the Exploration & Production, Integrated LNG, Integrated Power, Refining & Chemicals, and Marketing & Services segments with an impact of $(2,166) million in net income, TotalEnergies share.

Impairments recorded on the CGUs of the Exploration & Production segment amounted to $(881) million in net income, TotalEnergies share, mainly related to the Company’s upstream assets in Kenya and Congo, and also Al Shaheen in Qatar related to temporary tax effects.

Those recorded on the CGUs of the Integrated Power sector amounted to $(773) million in net income, TotalEnergies share, mainly concerning the Yunlin offshore wind project in Taiwan and the goodwill and customer portfolios of gas-electricity marketing activities in Belgium, Spain and France.

Impairments recorded on the CGUs of the Refining & Chemicals sector amounted to $(273) million in net income, TotalEnergies share, mainly related to the divestment projects of Naphtachimie to INEOS and the Natref refinery in South Africa.

Finally, the impairments recorded on the CGUs of the Integrated LNG sector amounted to $(124) million in net income, TotalEnergies share, and those recorded on the CGUs of the Marketing & Services sector amounted to $(115) million in net income, TotalEnergies share.

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

These impairments were qualified as adjustments items of the net income, TotalEnergies share.

F-30	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 4

Note 4 Segment Information by geographical area

		Rest of	North		Rest of
(M$)	France	Europe	America	Africa	the world	Total
For the year ended December 31, 2024
External sales	49,269	89,077	17,915	21,901	36,388	214,550
Property, plant and equipment, intangible assets, net	15,486	25,969	11,938	37,375	52,565	143,333
For the year ended December 31, 2023
External sales	55,610	97,662	22,219	21,709	39,928	237,128
Property, plant and equipment, intangible assets, net	16,863	24,486	11,228	38,658	50,764	141,999
For the year ended December 31, 2022
External sales	58,411	122,641	33,188	24,582	42,177	280,999
Property, plant and equipment, intangible assets, net	13,080	26,382	13,292	39,410	46,867	139,032

Form 20-F 2024 TotalEnergies	F-31

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

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred in exploration costs.

Costs of dry wells and wells that have not found proved reserves are charged to expense in exploration costs.

F-32	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

5.2.1 Operating expenses

For the year ended December 31,
(M$)	2024	2023	2022
Purchases, net of inventory variation (a) (b)	(127,664)	(143,041)	(169,448)
Exploration costs	(999)	(573)	(1,299)
Other operating expenses (c)	(29,860)	(30,419)	(29,789)
of which non-current operating liabilities (allowances) reversals	870	821	1,086
of which current operating liabilities (allowances) reversals	(60)	(92)	(188)
OPERATING EXPENSES	(158,523)	(174,033)	(200,536)
(a)	Includes taxes paid on oil and gas production in the Exploration & Production segment, amongst others royalties.
(b)	TotalEnergies values under / over lifting at market value.
(c)

Principally composed of production and administrative costs (refer in particular to payroll costs as detailed in Note 10 to the Consolidated Financial Statements “Payroll, staff and employee benefits obligations”).

5.2.2 Research and development costs

Accounting principles Research costs are charged to expense as incurred. Development expenses are capitalized when the criteria of IAS 38 are met.

Research and development costs incurred by TotalEnergies in 2024 and booked in operating expenses (excluding depreciations) amount to $805 million ($774 million in 2023 and $762 million in 2022), corresponding to 0.38% of the sales.

In 2024, 3,715 people are dedicated to these research and development activities (3,687 in 2023 and 3,536 in 2022).

5.3 Amortization, depreciation and impairment of tangible assets and mineral interests

The amortization, depreciation and impairment of tangible assets and mineral interests are detailed as follows:

For the year ended December 31,
(M$)	2024	2023	2022
Depreciation and impairment of tangible assets	(10,911)	(11,902)	(11,128)
Amortization and impairment of mineral assets	(1,114)	(860)	(1,093)
TOTAL	(12,025)	(12,762)	(12,221)

Form 20-F 2024 TotalEnergies	F-33

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

-    Forward transactions are recognized at their fair market value in the balance sheet. Changes in the fair value of such forward transactions are recognized in the statement of income, unless hedge accounting has been applied.

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

If the carrying value of the inventory of certificates at the balance sheet date is higher than the market value, an impairment loss is recorded.

F-34	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

As of December 31, 2024		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	3,111	(4)	3,107
Refined products	4,714	(48)	4,666
Chemicals products	1,558	(108)	1,450
Trading inventories	7,280	–	7,280
Other inventories	3,400	(1,035)	2,365
TOTAL	20,063	(1,195)	18,868

As of December 31, 2023		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	3,334	(152)	3,182
Refined products	5,335	(141)	5,194
Chemicals products	1,668	(97)	1,571
Trading inventories	6,158	–	6,158
Other inventories	4,248	(1,036)	3,212
TOTAL	20,743	(1,426)	19,317

As of December 31, 2022		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	4,758	(47)	4,711
Refined products	6,386	(162)	6,224
Chemicals products	1,635	(93)	1,542
Trading inventories	6,672	–	6,672
Other inventories	4,797	(1,010)	3,787
TOTAL	24,248	(1,312)	22,936

Changes in the valuation allowance on inventories are as follows:

			Currency
	Valuation		translation	Valuation
For the year ended December 31,	allowance as of		adjustment and	allowance as of
(M$)	January 1,	Increase (net)	other variations	December 31,
2024	(1,426)	246	(15)	(1,195)
2023	(1,312)	(92)	(22)	(1,426)
2022	(1,238)	(121)	47	(1,312)

5.4.2 Accounts receivable and other current assets

As of December 31, 2024		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	20,183	(902)	19,281
Recoverable taxes	4,295	(6)	4,289
Other operating receivables	17,094	(248)	16,846
Prepaid expenses	2,481	–	2,481
Other current assets	71	–	71
Other current assets	23,941	(254)	23,687

As of December 31, 2023		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	24,334	(892)	23,442
Recoverable taxes	4,085	(7)	4,078
Other operating receivables	15,218	(266)	14,952
Prepaid expenses	1,731	–	1,731
Other current assets	60	–	60
Other current assets	21,094	(273)	20,821

As of December 31, 2022		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	25,204	(826)	24,378
Recoverable taxes	6,295	(32)	6,263
Other operating receivables	28,582	(293)	28,289
Prepaid expenses	1,455	–	1,455
Other current assets	63	–	63
Other current assets	36,395	(325)	36,070

Form 20-F 2024 TotalEnergies	F-35

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

			Currency
	Valuation		translation	Valuation
	allowance as of		adjustments and	allowance as of
For the year ended December 31, (M$)	January 1,	Increase (net)	other variations	December 31,
Accounts receivable
2024	(892)	(53)	43	(902)
2023	(826)	(82)	16	(892)
2022	(793)	(98)	65	(826)
Other current assets
2024	(273)	1	18	(254)
2023	(325)	(7)	59	(273)
2022	(268)	(83)	26	(325)

As of December 31, 2024, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $4,987 million, of which $2,708 million was due less than 90 days, $443 million was due between 90 days and 6 months, $815 million was due between 6 and 12 months and $1,021 million was due after 12 months.

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

5.4.3 Other creditors and accrued liabilities

As of December 31, (M$)	2024	2023	2022
Accruals and deferred income	1,561	1,129	737
Payable to States (including taxes and duties)	12,561	13,974	14,780
Payroll	1,597	1,687	1,572
Other operating liabilities	20,242	19,937	35,186
TOTAL	35,961	36,727	52,275

As of December 31, 2024, the heading “Other operating liabilities” notably includes the second quarterly interim dividend for the fiscal year 2024 for $1,845 million, which was paid in January 2025 and the third quarterly interim dividend for the fiscal year 2024 for $1,851 million, which will be paid in April 2025.

As of December 31, 2023, the heading “Other operating liabilities” notably included the second quarterly interim dividend for the fiscal year 2023 for $1,959 million, which was paid in January 2024 and the third quarterly interim dividend for the fiscal year 2023 for $1,923 million, which was paid in April 2024.

As of December 31, 2022, the heading “Other operating liabilities” notably included the second quarterly interim dividend for the fiscal year 2022 for $1,857 million, which was paid in January 2023 and the third quarterly interim dividend for the fiscal year 2022 for $1,827 million, which was paid in April 2023.

F-36	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 5

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

The following table gives additional information on cash paid or received in the cash flow from operating activities.

Detail of interest, taxes and dividends

For the year ended December 31, (M$)	2024	2023	2022
Interests paid	(2,934)	(2,883)	(2,292)
Interests received	1,302	1,431	655
Income tax paid(a)	(10,561)	(12,688)	(14,486)
Dividends received	1,833	2,821	3,955
(a)	These amounts include taxes paid in kind under production-sharing contracts in exploration and production activities.

Detail of changes in working capital

For the year ended December 31, (M$)	2024	2023	2022
Inventories	(203)	3,159	(3,805)
Accounts receivable	3,884	306	(3,272)
Other current assets	(3,556)	14,860	(3,523)
Accounts payable	(889)	572	5,313
Other creditors and accrued liabilities	3,128	(12,806)	6,478
NET AMOUNT, DECREASE (INCREASE)	2,364	6,091	1,191

Detail of changes in provisions and deferred taxes

As of December 31, (M$)	2024	2023	2022
Accruals	(373)	257	2,177
Deferred taxes	563	556	2,417
TOTAL	190	813	4,594

Form 20-F 2024 TotalEnergies	F-37

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 6

Note 6 Other items from operating activities

6.1 Other income and other expense

For the year ended December 31, (M$)	2024	2023	2022
Gains on disposal of assets	1,721	3,157	2,244
Foreign exchange gains	236	–	379
Other	155	520	226
OTHER INCOME	2,112	3,677	2,849

Losses on disposal of assets	(224)	(98)	(2,613)
Foreign exchange losses	(406)	(763)	(1,023)
Amortization of other intangible assets (excl. mineral interests)	(389)	(769)	(430)
Other	(262)	(766)	(3,278)
OTHER EXPENSE	(1,281)	(2,396)	(7,344)

Other income

In 2024, gains on disposal of assets are mainly related to the partial divestment of retail network in Belgium and Luxembourg and the full divestment in the Netherlands for the Marketing & Services segment. This amount includes the revaluation of shares held and consolidated under the equity method in Belgium and Luxembourg.

In 2023, gains on disposal of assets were mainly related to the disposal of the retail network in Germany in the Marketing & Services segment, to the sale of the 50% participation in the Surmont asset and the disposal of TotalEnergies EP Canada Ltd. shares in the segment Exploration & Production. The “Other” heading notably included a revaluation of $388 million from the previously held share of Total Eren.

In 2022, gains on disposal of assets were mainly related to the partial disposal of TotalEnergies’ interest in its subsidiary which owns 50.5% of SunPower and the revaluation of its retained interest which is accounted for using the equity method for $1,461 million in the segment Integrated Power.

Other expense

In 2024, the heading “Other” mainly consists in the depreciation of a loan towards the minor participation of the company in SunPower.

In 2023, the heading "Other" mainly included impairments related to the Yunlin offshore wind project in Taiwan in the segment Integrated Power and to the divestment project of Natref refinery in South Africa in the segment Refining & Chemicals.

In 2022, losses on disposal were mainly related to the recycling in expenses of Exploration & Production, of an amount of $2,384 million representing the accumulated foreign exchange losses accumulated in equity since the acquisition of the Novatek stake and until its deconsolidation date. The heading “Other” notably included provisions relating to assets in Russia in the Integrated LNG and Exploration & Production segments.

6.2 Other financial income and expense

As of December 31, (M$)	2024	2023	2022
Dividend income on non-consolidated subsidiaries	196	143	159
Capitalized financial expenses	652	667	310
Other	555	475	427
OTHER FINANCIAL INCOME	1,403	1,285	896
Accretion of asset retirement obligations	(568)	(524)	(430)
Other	(267)	(207)	(103)
OTHER FINANCIAL EXPENSE	(835)	(731)	(533)

6.3 Other non-current assets

As of December 31, 2024		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,433	(258)	2,175
Other non-current financial assets related to operational activities	1,677	–	1,677
Other	154	–	154
TOTAL	4,264	(258)	4,006

As of December 31, 2023		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,516	(294)	2,222
Other non-current financial assets related to operational activities	1,761	–	1,761
Other	330	–	330
TOTAL	4,607	(294)	4,313

F-38	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 6

As of December 31, 2022		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,092	(255)	1,837
Other non-current financial assets related to operational activities	250	–	250
Other	301	–	301
TOTAL	2,643	(255)	2,388
(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

				Currency
	Valuation			translation	Valuation
For the year ended December 31,	allowance as of			adjustment and	allowance as of
(M$)	January 1,	Increases	Decreases	other variations	December 31,
2024	(294)	(72)	19	89	(258)
2023	(255)	(11)	2	(30)	(294)
2022	(257)	(27)	11	18	(255)

Form 20-F 2024 TotalEnergies	F-39

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

As of December 31, 2024		Amortization and
(M$)	Cost	impairment	Net
Goodwill	11,654	(389)	11,265
Proved mineral interests	18,218	(9,518)	8,700
Unproved mineral interests	14,124	(2,974)	11,150
Other intangible assets	7,204	(4,081)	3,123
TOTAL INTANGIBLE ASSETS	51,200	(16,962)	34,238

As of December 31, 2023		Amortization and
(M$)	Cost	impairment	Net
Goodwill	10,484	(533)	9,951
Proved mineral interests	17,713	(9,704)	8,009
Unproved mineral interests	14,976	(2,624)	12,352
Other intangible assets	7,354	(4,583)	2,771
TOTAL INTANGIBLE ASSETS	50,527	(17,444)	33,083

As of December 31, 2022		Amortization and
(M$)	Cost	impairment	Net
Goodwill	9,010	(360)	8,650
Proved mineral interests	18,025	(10,088)	7,937
Unproved mineral interests	15,962	(2,946)	13,016
Other intangible assets	6,795	(4,467)	2,328
TOTAL INTANGIBLE ASSETS	49,792	(17,861)	31,931

F-40	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

Change in net intangible assets is analyzed in the following table:

					Currency
	Net amount as of			Amortization and	translation		Net amount as of
(M$)	January 1,	Expenditures	Disposals	impairment	adjustment	Other	December 31,
2024	33,083	1,438	(19)	(1,502)	(494)	1,732	34,238
2023	31,931	1,244	(458)	(1,630)	148	1,848	33,083
2022	32,484	1,991	(75)	(1,582)	(423)	(464)	31,931

In 2024, the heading “Amortization and impairment” includes the impact of exceptional asset impairments recorded for $340 million (refer to Note 3.C “Asset impairment”), particularly related to the exit from blocks 11B/12B and 5/6/7 in South Africa.

In 2024, the heading “Other” mainly reflects changes in the consolidation scope, in particular the acquisition of upstream gas assets from SapuraOMV for $833 million.

In 2023, the heading “Amortization and impairment” included the accounting impact of exceptional asset impairments for an amount of $472 million (refer to Note 3.C "Asset impairment"), related in particular to goodwill and customer portfolios of gas and power marketing activities in Belgium, Spain and France.

In 2023, the heading “Other” mainly reflected changes in the consolidation scope, in particular the acquisition of Total Eren for $2,238 million.

In 2022, the heading “Amortization and impairment” included the accounting impact of exceptional asset impairments for an amount of $301 million, resulting in particular from the withdrawal from the North Platte project in the deep waters of the Gulf of Mexico (refer to Note 3.C “Asset impairment”).

In 2022, the heading “Other” mainly reflected changes in the consolidation scope (in particular the removal of SunPower from the scope of consolidation for $167 million).

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2024 is as follows:

	Net goodwill as of				Net goodwill as of
(M$)	January 1, 2024	Increases	Impairments	Other	December 31, 2024
Exploration & Production	2,491	–	–	(9)	2,482
Integrated LNG	2,857	454	–	(7)	3,304
Integrated Power	3,666	1,209	–	(515)	4,360
Refining & Chemicals	538	128	–	(23)	643
Marketing & Services	396	81	–	(4)	473
Corporate	3	–	–	–	3
TOTAL	9,951	1,872	–	(558)	11,265

Form 20-F 2024 TotalEnergies	F-41

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

Costs of exploratory wells not meeting these conditions are charged to “Exploration costs”.

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

In the event that, due to the price effect on reserves evaluation, the unit-of-production method does not reflect properly the useful life of the asset, an alternative depreciation method is applied based on the reserves evaluated with the price of the previous year. As of December 31, 2024, 2023 and 2022, this alternative method is not applied as, given the price used to assess the reserves, the unit-of-production method correctly reflects the useful life of the assets.

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

Other property, plant and equipment are depreciated using the straight-line method over their useful lives, which are as follows:

● Furniture, office equipment, machinery and tools	3-12 years
● Transportation equipment	5-20 years
● Storage tanks and related equipment	10-15 years
● Specialized complex installations and pipelines	10-45 years
● Buildings	10-50 years

F-42	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

As of December 31, 2024		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	202,731	(140,850)	61,881
Unproved properties	1,370	(160)	1,210
Work in progress	20,640	(312)	20,328
Subtotal	224,741	(141,322)	83,419
Other property, plant and equipment
Land	2,598	(1,044)	1,554
Machinery, plant and equipment (including transportation equipment)	39,315	(27,116)	12,199
Buildings	9,390	(6,192)	3,198
Work in progress	4,382	(31)	4,351
Other	12,059	(7,685)	4,374
Subtotal	67,744	(42,068)	25,676
TOTAL PROPERTY, PLANT AND EQUIPMENT	292,485	(183,390)	109,095

As of December 31, 2023		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	201,961	(144,082)	57,879
Unproved properties	1,455	(268)	1,187
Work in progress	23,729	(443)	23,286
Subtotal	227,145	(144,793)	82,352
Other property, plant and equipment
Land	2,837	(1,008)	1,829
Machinery, plant and equipment (including transportation equipment)	38,769	(27,222)	11,547
Buildings	9,529	(6,105)	3,424
Work in progress	5,262	(23)	5,239
Other	12,344	(7,819)	4,525
Subtotal	68,741	(42,177)	26,564
TOTAL PROPERTY, PLANT AND EQUIPMENT	295,886	(186,970)	108,916

As of December 31, 2022		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	210,079	(146,571)	63,508
Unproved properties	1,023	(268)	755
Work in progress	20,294	(688)	19,606
Subtotal	231,396	(147,527)	83,869
Other property, plant and equipment
Land	3,089	(1,039)	2,050
Machinery, plant and equipment (including transportation equipment)	37,002	(26,079)	10,923
Buildings	10,230	(6,627)	3,603
Work in progress	3,960	(23)	3,937
Other	10,401	(7,682)	2,719
Subtotal	64,682	(41,450)	23,232
TOTAL PROPERTY, PLANT AND EQUIPMENT	296,078	(188,977)	107,101

Change in net property, plant and equipment is analyzed in the following table:

					Currency
	Net amount as of			Depreciation and	translation		Net amount as of
(M$)	January 1,	Expenditures	Disposals	impairment	adjustment	Other	December 31,
2024	108,916	13,471	(573)	(12,076)	(1,806)	1,163	109,095
2023	107,101	16,478	(3,781)	(12,448)	415	1,151	108,916
2022	106,559	13,699	(951)	(12,275)	(2,236)	2,305	107,101

In 2024, the heading “Disposals” mainly includes the impact of the sale of a 15% stake in the Absheron gas field to ADNOC (Abu Dhabi National Oil Company).

In 2024, the heading “Depreciation and impairment” includes the impact of exceptional asset impairments and capitalized exploration charges recorded for $479 million (refer to Note 3.C “Asset impairment”).

In 2024, the heading “Other” includes in particular the impact of changes in the consolidation scope for $(1,077) million (mainly the acquisition of upstream gas assets from SapuraOMV for $1,085 million and the sale of a 50% stake in three solar projects in the United States to the Apollo investment fund for $(1,745) million), the impact of new IFRS 16 contracts for the year (mainly FPSO and ships) for $2,725 million, and the effect of the revaluation of site restoration provisions on property, plant, and equipment for $363 million.

Form 20-F 2024 TotalEnergies	F-43

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

In 2023, the heading “Disposals” mainly included the impact of the sale of assets in Canada to ConocoPhillips of $3,220 million.

In 2023, the heading “Depreciation and impairment” included the impact of impairments of assets recognized for an amount of $653 million (refer to Note 3.C “Asset impairment”) including notably upstream assets in Kenya and Congo and impairments related to the project of selling Naphtachimie to INEOS.

In 2023, the heading “Other” included in particular the impact of changes in the consolidation scope for $298 million (mainly the acquisition of Total Eren for $2,193 million, the sale of TotalEnergies EP Canada Ltd. to Suncor for $(1,134) million and the exit of network activities in Germany for $(826) million), the impact of new IFRS 16 contracts during the year (mainly FPSO and ships) for $2,526 million and the impact of the revaluation of provisions for sites restitution on tangible assets for $(1,262) million.

In 2022, the heading “Disposals” mainly included the impact of the transfer of assets from TotalEnergies East Africa Midstream to the equity - accounted company EACOP for $508 million.

In 2022, the heading “Depreciation and impairment” included the impact of impairments of assets recognized for an amount of $888 million, including the withdrawal from the North Platte project in the deep waters of the Gulf of Mexico, and an impairment reversal of $1,196 million on the Company’s assets in Canada (refer to Note 3.C “Asset impairment”).

In 2022, the heading “Other” included the impact of changes in the consolidation scope, and the impact of new IFRS 16 contracts during the year (mainly FPSOs and vessels) for an amount of $1,969 million.

Following the application of IFRS 16 “Leases”, property, plant and equipment as at December 31, 2024, 2023 and 2022 presented above include the following amounts for rights of use of assets:

As of December 31, 2024		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	5,918	(2,611)	3,307
Other property, plant and equipment
Land	1,183	(453)	730
Machinery, plant and equipment (including transportation equipment)	5,371	(2,760)	2,611
Buildings	1,365	(703)	662
Other	898	(534)	364
Subtotal	8,817	(4,450)	4,367
TOTAL PROPERTY, PLANT AND EQUIPMENT	14,735	(7,061)	7,674

As of December 31, 2023		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	4,770	(1,927)	2,843
Other property, plant and equipment
Land	1,383	(415)	968
Machinery, plant and equipment (including transportation equipment)	4,751	(2,235)	2,516
Buildings	1,332	(614)	718
Other	908	(529)	379
Subtotal	8,374	(3,793)	4,581
TOTAL PROPERTY, PLANT AND EQUIPMENT	13,144	(5,720)	7,424

As of December 31, 2022		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	4,497	(2,121)	2,376
Other property, plant and equipment
Land	1,396	(397)	999
Machinery, plant and equipment (including transportation equipment)	4,691	(2,100)	2,591
Buildings	1,750	(615)	1,135
Other	745	(483)	262
Subtotal	8,582	(3,595)	4,987
TOTAL PROPERTY, PLANT AND EQUIPMENT	13,079	(5,716)	7,363

F-44	TotalEnergies Form 20-F 2024

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

The contribution of equity affiliates in the consolidated balance sheet, consolidated statement of income and consolidated statement of comprehensive income is presented below:

Equity value
As of December 31,
(M$)	2024	2023	2022
Total Associates	10,387	9,484	9,533
Total Joint ventures	17,485	16,411	14,623
TOTAL	27,872	25,895	24,156
Loans	6,533	4,562	3,733
TOTAL	34,405	30,457	27,889

Profit/(loss)
(M$)	2024	2023	2022
Total Associates	1,213	1,132	(4,567)
Total Joint ventures	362	713	2,675
TOTAL	1,575	1,845	(1,892)

Other comprehensive income
(M$)	2024	2023	2022
Total Associates	112	(57)	3,368
Total Joint ventures	(358)	(151)	129
TOTAL	(246)	(208)	3,497

A)  Information related to associates

Information (100% basis) related to significant associates is as follows:

	Liquefaction entities			Novatek(a)
Exploration & Production activities (M$)	2024	2023	2022	2022
Non-current assets	31,698	43,875	41,995	–
Current assets	7,531	5,850	8,333	–
TOTAL ASSETS	39,229	49,725	50,328	–
Shareholder’s equity	23,078	35,755	19,565	–
Non-current liabilities	10,024	8,692	23,019	–
Current liabilities	6,127	5,278	7,744	–
TOTAL LIABILITIES	39,229	49,725	50,328	–
Revenues from sales	23,407	26,288	35,888	–
Net income	6,732	6,896	10,257	–
Other comprehensive income	–	–	–	–
% owned				19.40%
Equity value	4,017	4,070	3,312	–
Including goodwill and identifiable assets	35	38	40	–
Profit/(loss)	762	825	(338)	(5,747)
Share of other comprehensive income, net amount	34	(22)	(70)	3,118
Dividends paid to TotalEnergies	820	1,052	1,224	883
(a)	Information includes the best Company’s estimates of results at the date of TotalEnergies’ financial statements.

As of 31 December 2024, 31 December 2023 and 31 December 2022, Novatek is no longer consolidated as an equity accounted affiliate in the Company’s Consolidated Financial Statements. This stake is recognized in "Other investments" and is measured in accordance with IFRS 9 at fair value through profit or loss. In the context of the Russian-Ukrainian conflict, the Company considers that the market value of Novatek is not representative of its fair value. As of 31 December 2024, and as of 31 December 2023 and 31 December 2022, the Company retained a zero fair value given the very significant uncertainties on any valuation assumption for the stake in Novatek.

Form 20-F 2024 TotalEnergies	F-45

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

TotalEnergies’ interests in associates operating liquefaction plants are combined. The amounts include investments in Nigeria LNG (15.00%), Angola LNG Limited (13.60%), Yemen LNG Co. (39.62%), Qatar Liquefied Gas Company Limited (Qatargas) (10.00%), Qatar Liquefied Gas Company Limited II (16.70%), Oman LNG LLC (5.54%), Abu Dhabi Gas Liquefaction Company Limited (5.00%), Qatar Liquified Gas Company Limited 5 (North Field East project) (25.00%) Qatar Liquified Gas Company Limited 10 (North Field South project) (25.00%) and Energía Costa Azul LNG (16.60%).

Renewables and Electricity activities	Adani Green Energy Limited
(M$)	2024	2023	2022
Non-current assets	10,936	7,887	6,961
Current assets	1,264	1,091	769
TOTAL ASSETS	12,200	8,978	7,730
Shareholder’s equity	1,137	965	807
Non-current liabilities	8,175	5,712	5,805
Current liabilities	2,888	2,301	1,118
TOTAL LIABILITIES	12,200	8,978	7,730
Revenues from sales	1,049	1,061	1,073
Net income	184	162	104
Other comprehensive income	(13)	5	(112)
% owned	19.74%	19.74%	19.74%
Equity value	1,863	1,877	1,856
including goodwill and identifiable assets	1,639	1,687	1,697
Profit/(loss)	36	32	21
Share of other comprehensive income, net amount	9	3	23
Dividends paid to TotalEnergies	–	–	–

	Saudi Aramco Total
Refining & Chemicals activities	Refining & Petrochemicals			Qatar
(M$)	2024	2023	2022	2024	2023	2022
Non-current assets	12,023	9,780	10,003	2,562	2,882	3,905
Current assets	3,446	2,584	3,615	1,971	2,000	2,491
TOTAL ASSETS	15,469	12,364	13,618	4,533	4,882	6,396
Shareholder’s equity	4,062	3,527	3,858	2,781	2,748	2,737
Non-current liabilities	6,899	5,850	6,365	654	835	2,062
Current liabilities	4,508	2,987	3,395	1,098	1,299	1,597
TOTAL LIABILITIES	15,469	12,364	13,618	4,533	4,882	6,396
Revenues from sales	14,601	12,994	20,492	9,422	9,506	13,193
Net income	66	584	2,409	338	203	629
Other comprehensive income	(32)	(59)	284	13	(7)	(5)
% owned	37.50%	37.50%	37.50%
Equity value	1,523	1,323	1,447	670	665	703
including goodwill and identifiable assets	–	–	–	–	–	–
Profit/(loss)	25	219	903	88	78	161
Share of other comprehensive income, net amount	34	(46)	147	10	(7)	10
Dividends paid to TotalEnergies	150	321	–	83	145	138

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

F-46	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

B)  Information related to joint ventures

The information (100% gross) related to significant joint ventures is as follows:

	Liquefaction entities					GIP III Zephyr		Hanwha TotalEnergies
	(Integrated LNG)					(Integrated		Petrochemical Co.Ltd
						Power)		(Refining & Chemicals)
(M$)	2024	2023	2022	2024		2023	2022	2024	2023	2022
Non-current assets	59,764	62,461	65,293	14,258		13,111	12,406	3,373	3,959	4,113
Current assets excluding cash and cash equivalents	5,390	2,832	2,630	366		375	370	1,530	2,089	2,326
Cash and cash equivalents	5,184	4,690	4,375	813		1,313	1,116	348	113	82
TOTAL ASSETS	70,338	69,983	72,298	15,437		14,799	13,892	5,251	6,161	6,521
Shareholder’s equity - Group share	25,231	20,438	17,455	539		604	296	2,467	2,963	3,146
Shareholder's equity - Non controlling interests	–	–	–	2,756		1,912	2,548	–	–	–
Other non-current liabilities	11,822	10,399	10,785	1,645		1,460	1,285	148	174	180
Non-current financial debts	29,565	36,144	41,452	9,538		9,598	8,808	1,017	858	1,220
Other current liabilities	1,707	3,002	2,606	380		414	496	873	1,137	1,117
Current financial debts	2,013	–	–	579		811	459	746	1,029	858
TOTAL LIABILITIES	70,338	69,983	72,298	15,437		14,799	13,892	5,251	6,161	6,521
Revenues from sales	17,212	17,605	24,701	1,609		1,452	351	8,616	8,754	10,824
Depreciation and depletion of tangible assets and mineral interests	(2,899)	(2,700)	(2,814)	(490)		(460)	(129)	(278)	(281)	(289)
Interest income	55	32	17	37		40	5	–	–	–
Interest expense	(2,901)	(3,146)	(2,453)	(357)		(315)	(95)	(80)	(67)	(47)
Income taxes	(2,656)	(1,798)	(2,804)	(15)		–	–	(8)	10	(65)
Net income	4,986	5,122	12,791	135		83	(36)	(136)	(28)	123
Non-controlling interests	–	–	–	180		(126)	219	–	–	–
Other comprehensive income	(76)	(52)	526	–		(2)	–	(361)	(105)	(189)
% owned				50.00%		50.00%	50.00%	50.00%	50.00%	50.00%
Equity value	5,996	4,941	4,315	2,241		2,283	2,356	1,234	1,482	1,573
including goodwill and identifiable assets	392	430	465	1,971	(a)	1,981	2,208	–	–	–
Profit/(loss)	1,061	1,058	2,616	58		29	(18)	(68)	(14)	62
Share of other comprehensive income, net amount	(20)	(14)	137	–		(1)	–	(176)	(69)	(59)
Dividends paid to TotalEnergies	37	418	1,166	100		100	46	–	25	162

(a)	Goodwill represents the valuation of this entity’s ability to generate future projects in the field of renewable energy and amounts to M$1,755 as of December 31, 2024.

TotalEnergies’ interests in joint ventures operating liquefaction plants have been combined. The amounts include investments in Yamal LNG in Russia (20.02% direct holding), Ichthys LNG in Australia (26.00%) and Marsa LNG LLC (80.00%).

GIP III Zephyr Holdings, LLC holds the shares of Clearway Energy Group (CEG), a developer of renewables projects, owning 42% of economic interest of its listed subsidiary, Clearway Energy LLC. (CWEN).

Hanwha TotalEnergies Petrochemical Co., Ltd is a South Korean company that operates a petrochemical complex in Daesan (condensate separator, steam cracker, styrene, paraxylene, polyolefins).

Off-balance sheet commitments relating to joint ventures are disclosed in Note 13 of the Consolidated Financial Statements.

C)  Other equity affiliates

In TotalEnergies share, the main aggregated financial items in equity affiliates including assets held for sale, which have not been presented individually are as follows:

	2024		2023		2022
As of December 31,		Joint		Joint		Joint
(M$)	Associates	ventures	Associates	ventures	Associates	ventures
Non-current assets	5,198	15,929	4,692	13,224	5,818	11,281
Current assets	1,349	2,524	1,214	2,988	1,582	2,742
TOTAL ASSETS	6,547	18,453	5,906	16,212	7,400	14,023
Shareholder’s equity - TotalEnergies share	1,107	6,604	814	4,625	1,354	3,894
Shareholder’s equity - Non controlling interests	–	(2)	–	75	–	140
Non-current liabilities	4,618	9,605	4,388	8,798	5,180	7,375
Current liabilities	822	2,246	704	2,714	866	2,614
TOTAL LIABILITIES	6,547	18,453	5,906	16,212	7,400	14,023

Form 20-F 2024 TotalEnergies	F-47

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

	2024		2023		2022
For the year ended December 31,		Joint		Joint		Joint
(M$)	Associates	ventures	Associates	ventures	Associates	ventures
Revenues from sales	2,981	6,476	2,026	7,451	2,338	7,026
Net income	330	(666)	4	(279)	486	454
Non-controlling interests	–	1	–	(64)	–	–
Share of other comprehensive income items	25	(162)	14	(67)	139	52
Equity value	2,314	8,016	1,549	7,705	2,216	6,379
Profit/(Loss)	302	(689)	(22)	(359)	434	15
Dividends paid to TotalEnergies	296	106	323	120	469	63

8.2 OTHER INVESTMENTS

Accounting principles

Other investments are equity instruments and are measured according to IFRS 9 at fair value through profit or loss (default option). On initial recognition, the standard allows to make an election to record the changes of fair value in other comprehensive income. For these equity instruments, only dividends can be recognized in profit or loss.

TotalEnergies recognizes changes in fair value in equity or in profit or loss according to the option chosen on an instrument by instrument basis.

For quoted shares on active markets, this fair value is based on the market price.

	As of			As of
As of December 31, 2024	January 1,	Increase -	Change in	December 31,
(M$)	2024	Decrease	fair value	2024
Next Decade Corporation	214	–	132	346
Other shares at fair value through other comprehensive income (unit value < $50M)	141	12	12	165
Equity instruments recorded at fair value through other comprehensive income	355	12	144	511
BTC Limited	5	–	–	5
OGCI Climate Investments Holdings LLP	50	7	(1)	56
Nordian CPO (renamed TotalEnergies Charging Services España SL)(a)	70	(70)	–	–
Other shares at fair value through profit or loss (unit value < $50M)	1,063	6	24	1,093
Equity instruments recorded at fair value through profit or loss	1,188	(57)	23	1,154
TOTAL EQUITY INSTRUMENTS	1,543	(45)	167	1,665

(a)	Nordian CPO has been consolidated in 2024

	As of			As of
As of December 31, 2023	January 1,	Increase -	Change in	December 31,
(M$)	2023	Decrease	fair value	2023
Next Decade Corporation	–	219	(5)	214
Other shares at fair value through other comprehensive income (unit value < $50M)	119	28	(6)	141
Equity instruments recorded at fair value through other comprehensive income	119	247	(11)	355
BTC Limited	5	–	–	5
Hubei Cathay Smart Energy Fund	54	(54)	–	–
OGCI Climate Investments Holdings LLP	34	14	2	50
Nordian CPO (renamed TotalEnergies Charging Services España SL)	–	70	–	70
Other shares at fair value through profit or loss (unit value < $50M)	839	250	(26)	1,063
Equity instruments recorded at fair value through profit or loss	932	280	(24)	1,188
Total equity instruments	1,051	527	(35)	1,543

F-48	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

	As of			As of
As of December 31, 2022	January 1,	Increase -	Change in	December 31,
(M$)	2022	Decrease	fair value	2022
Enphase Energy Inc.	457	(579)	122	–
Other shares at fair value through other comprehensive income (unit value < $50M)	116	13	(10)	119
Equity instruments recorded at fair value through other comprehensive income	573	(566)	112	119
BTC Limited	14	–	(9)	5
Hubei Cathay Smart Energy Fund	36	7	11	54
OGCI Climate Investments Holdings LLP	–	35	(1)	34
Other shares at fair value through profit or loss (unit value < $50M)	1,002	(89)	(74)	839
Equity instruments recorded at fair value through profit or loss	1,052	(47)	(73)	932
Total equity instruments	1,625	(613)	39	1,051

8.3 Related parties

The main transactions as well as receivable and payable balances with related parties (principally non-consolidated subsidiaries and equity affiliates) are detailed as follows:

As of December 31,
(M$)	2024	2023	2022
Balance sheet
Receivables
Debtors and other debtors	876	1,144	1,231
Loans (excl. loans to equity accounted for affiliates)	428	232	184
Payables
Creditors and other creditors	1,324	1,068	1,610
Debts	1	1	5

For the year ended December 31,
(M$)	2024	2023	2022
Statement of income
Sales	5,408	7,222	6,806
Purchases	(13,424)	(15,574)	(25,656)
Financial income	13	3	3
Financial expense	(6)	(5)	(9)

8.4 Compensation for the administration and management bodies

The aggregated amount of direct and indirect compensation accounted by the French and foreign affiliates of the Company, for all executive officers of TotalEnergies SE as of December 31 and for the members of the Board of Directors who are employees of TotalEnergies SE, is detailed below.

As of December 31, 2024, TotalEnergies SE Executive Officers are the members of the Executive Committee, i.e. nine people and there are three employees as members of the Board of Directors. As of December 31, 2023, and December 31, 2022, TotalEnergies SE Executive Officers were the members of the Executive Committee, i.e. eight people and there were three employees as members of the Board of Directors.

For the year ended December 31,
(M$)	2024	2023	2022
Number of people	12	11	11
Direct or indirect compensation	16.1	13.9	12.4
Pension expenses (a)	1.1	3.5	1.9
Share-based payments expense (IFRS 2) (b)	13.1	8.7	7.7

(a)

The benefits provided for Executive Officers of the Company and the members of the Board of Directors who are employees of the Company include severance to be paid upon retirement, supplementary pension schemes and insurance plans, which represent a commitment of $72.6 million as of December 31, 2024 (against $82.9 million as of December 31, 2023 and $64.3 million as of December 31, 2022). Converted into Euros, this commitment amounts to €69.9 million as of December 31, 2024 (against €75 million as of December 31, 2023 and €60.3 million as of December 31, 2022). The decrease of the commitment is mainly due to the increase in the discount rate despite the changes among the number executives (two new entries and one retirement).

(b)

Share-based payments expense computed for the Executive Officers and the members of the Board of Directors who are employees of TotalEnergies and based on the principles of IFRS 2 “Share-based payments” described in Note 9.

The compensation allocated to members of the Board of Directors as directors’ fees totaled $2.11 million in 2024 ($2 million in 2023 and $1.84 million in 2022).

Form 20-F 2024 TotalEnergies	F-49

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Note 9 Shareholders’ equity and share-based payments

9.1 SHAREHOLDERS’ EQUITY

Number of TotalEnergies shares and rights attached

As of December 31, 2024, the share capital of TotalEnergies SE amounts to €5,994,199,152.50, divided into 2,397,679,661 shares, with a par value of €2.50. There is only one category of shares. The shares may be held in either registered or bearer form.

The authorized share capital amounts to 3,421,656,457 shares as of December 31, 2024, compared to 3,436,374,353 shares as of December 31, 2023 and 3,664,966,081 shares as of December 31, 2022.

As of December 31, 2024, no double voting rights are attached to the Company’s shares (this right having been abolished at the Shareholders’ Meeting of May 26, 2023).

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

Share cancellation

Pursuant to the authorization granted by the Extraordinary Shareholders’ Meeting on May 26, 2017 and May 25, 2022, the Board of Directors is authorized to cancel, on one or more occasions, the shares of the Company within the limit of 10% of the existing capital on the date of the operation per period of 24 months, in accordance with the provisions of Articles L. 225-209 (became L. 22-10-62) and L. 225-213 of the French Commercial Code.

The Board of Directors has proceeded with the following cancellation of TotalEnergies shares:

			Percentage
		Number of shares bought back and cancelled	of the share
	Board of Directors’	for the purpose of the shareholder policy	capital
Fiscal year	decision date		cancelled(a)
2024	February 6, 2024(b)	25,405,361 shares bought back between August 25 and October 26, 2023	1.05%
2023	September 21, 2023(c)	86,012,344 shares bought back between January 2 and August 24, 2023	3.44%
2023	February 7, 2023	128,869,261 shares bought back between February 11 and December 15, 2022	4.92%
2022	February 9, 2022	30,665,526 shares bought back between November 8 and December 22, 2021	1.16%
(a)	Percentage of the share capital that the cancelled shares represented on the operations’ date.
(b)	With effect as at February 12, 2024.
(c)	With effect as at September 25, 2023.

Variation of the number of shares composing the share capital

AS OF DECEMBER 31, 2021 (a)		2,640,429,329
	Capital reduction by cancellation of treasury shares	(30,665,526)
	Deferred contribution pursuant to the 2017 capital increase reserved for employees	9,471
	2022 Capital increase reserved for employees	9,358,011
AS OF DECEMBER 31, 2022 (b)		2,619,131,285
	Capital reduction by cancellation of treasury shares	(214,881,605)
	2023 Capital increase reserved for employees	8,002,155
AS OF DECEMBER 31, 2023 (c)		2,412,251,835
	Capital reduction by cancellation of treasury shares	(25,405,361)
	2024 Capital increase reserved for employees	10,833,187
AS OF DECEMBER 31, 2024 (d)		2,397,679,661
(a)	Including 33,841,104 treasury shares deducted from consolidated shareholders’ equity.
(b)	Including 137,187,667 treasury shares deducted from consolidated shareholders’ equity.
(c)	Including 60,543,213 treasury shares deducted from consolidated shareholders’ equity.
(d)	Including 149,529,818 treasury shares deducted from consolidated shareholders’ equity.

Capital increase reserved for employees

The Extraordinary Shareholders’ Meeting (“ESM”) of May 24, 2024, in its twenty-second resolution, granted the authority to the Board of Directors to carry out, a capital increase, in one or more occasions within a maximum period of twenty-six months, reserved to members (employees and retirees) of a company or group savings plan (“ESOP”).

F-50	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

In fiscal year 2024, the Board of Directors of October 30, 2024, by virtue of the twenty-second resolution above-mentioned, decided to proceed with a capital increase reserved for employees and retirees within the limit of 18 million shares with immediate dividend rights and has granted all powers to the Chairman and Chief Executive Officer to determine the opening and closing dates of the subscription period and the subscription price. This capital increase is expected to be completed after the Shareholders’ Meeting of May 23, 2025.

During the fiscal years 2024, 2023 and 2022, the Corporation completed the following ESOP, which terms are set out below:

Fiscal year	2024	2023	2022
Date of the ESOP	June 6, 2024	June 7, 2023	June 8, 2022
By virtue of	16th resolution of the ESM of May 26, 2023	22nd resolution of the ESM of May 25, 2022	17th resolution of the ESM of May 28, 2021
Subscriptions
Number of shares subscribed	10,251,337	7,760,062	9,130,380
Subscription price	46.90 euros	45.60 euros	37.00 euros
Free shares
Number of shares granted	581,850	242,093	227,631

Treasury shares

Accounting principles

Treasury shares held by TotalEnergies SE, or by its subsidiaries are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.

Number of treasury shares held by TotalEnergies SE

As of December 31,	2024	2023	2022
Number of treasury shares held by TotalEnergies SE	149,529,818	60,543,213	137,187,667
Percentage of share capital	6.24%	2.51%	5.24%

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

As of December 31, 2024, paid-in surplus relating to TotalEnergies SE amounted to €23,345 million (€24,385 million as of December 31, 2023 and €35,099 million as of December 31, 2022).

Reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of TotalEnergies SE would be taxed for an approximate amount of  $234 million as of December 31, 2024 ($234 million as of December 31, 2023 and $227 million as of December 31, 2022) due to additional corporation tax applied on regulatory reserves so that they become distributable.

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

Form 20-F 2024 TotalEnergies	F-51

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

The variation of both weighted-average number of shares and weighted-average number of diluted shares, as of December 31, respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2024	2023	2022
Number of shares as of January 1,	2,412,251,835	2,619,131,285	2,640,429,329
TotalEnergies shares held by TotalEnergies SE or by its subsidiaries and deducted from shareholders’ equity	(60,543,213)	(137,187,667)	(33,841,104)
Evolution of the number of shares during the financial year pro-rated
Final grant of TotalEnergies performance shares	4,041,839	5,378,956	5,152,336
Capital increase reserved for employees (a)	6,322,466	4,671,946	5,465,154
Capital increase as payment of the scrip dividend	–	–	–
Buyback of TotalEnergies treasury shares including:	(64,051,218)	(74,633,216)	(62,498,318)
Shares repurchased during the fiscal year to cancel the dilution caused by the scrip dividend payment and within the framework of the share buyback program	(56,849,392)	(72,985,133)	(58,621,530)
Shares repurchased during the fiscal year to cover for the performance share plans	(7,201,826)	(1,648,083)	(3,876,788)
WEIGHTED-AVERAGE NUMBER OF SHARES	2,298,021,710	2,417,361,304	2,554,707,397
Dilutive effect
Grant of TotalEnergies performance shares	14,553,688	14,354,523	15,890,560
Capital increase reserved for employees(a)	1,985,324	2,051,751	1,584,068
WEIGHTED-AVERAGE NUMBER OF DILUTED SHARES AS OF DECEMBER 31,	2,314,560,722	2,433,767,578	2,572,182,025

(a)    Including the shares granted in consideration to the deferred contribution pursuant to the capital increase reserved for employees.

Earnings per share in euros

The earnings per share in euros, converted from the earnings per share in dollars, by using the average exchange rate euro/dollar, is €6.23 per share for 2024 closing (€8.06 for 2023 closing). The fully-diluted earnings per share calculated by using the same method is €6.18 per share for 2024 closing (€8.02 for 2023 closing).

Dividend

On February 4, 2025, the Board of Directors after approving the financial statements for fiscal year 2024, decided to propose to the Shareholders’ Meeting on May 23, 2025 the distribution of an ordinary €3.22 dividend per share for fiscal year 2024. Subject to the Shareholders’ decision, considering the first three interim dividends already decided by the Board of Directors, the final ordinary dividend for the fiscal year 2024 will be €0.85 per share.

2024 Dividend	First interim	Second interim	Third interim	Final
Amount	€0.79	€0.79	€0.79	€0.85
Set date	April 25, 2024	July 24, 2024	October 30, 2024	February 4, 2025
Ex-dividend date	September 25, 2024	January 2, 2025	March 26, 2025	June 19, 2025
Payment date	October 1, 2024	January 6, 2025	April 1, 2025	July 1, 2025

Issuances and reimbursement of perpetual subordinated notes

As of December 31, 2024, the amount of perpetual subordinated notes booked in TotalEnergies shareholders’ equity is $12,210 million. The coupons attributable to the holders of these securities are recognized as a deduction from TotalEnergies shareholders’ equity for an amount of $272 million for fiscal year 2024. The tax deduction due to these coupons is booked in the statement of income.

Based on their characteristics (mainly no mandatory repayment and no obligation to pay a coupon except under certain circumstances specified into the documentation of the notes) and in compliance with IAS 32 standard – Financial instruments - Presentation, these notes were recorded in equity.

Over the year 2024, TotalEnergies SE has fully redeemed on April 4, 2024 the nominal amount of €1,500 million of perpetual deeply subordinated notes carrying a coupon of 1.750%, issued in April 2019, at first call date.

On November 19, 2024, TotalEnergies SE issued €2,500 million of perpetual deeply subordinated notes in two tranches. On 22 November 2024, TotalEnergies SE partially redeemed €1,418 million out of a nominal amount of €2,500 million of perpetual deeply subordinated notes carrying a coupon of 2.625% issued in February 2015, with a first call date on February 26, 2025.

F-52	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Summary of the perpetual deeply subordinated notes of TotalEnergies SE:

Perpetual deeply subordinated notes issues by TotalEnergies SE				Outstanding amount in M€ as of:
Date	Amount issued (M€)	Coupon (%)	First call date	December 31, 2024	December 31, 2023	December 31, 2022
November 19, 2024	1,250	4.120%	February 19, 2030	1,250	–	–
	1,250	4.500%	November 19, 2034	1,250	–	–
January 17, 2022	750	3.250%	January 17, 2037	750	750	750
	1,000	2.000%	April 17, 2027	1,000	1,000	1,000
January 25, 2021	1,500	2.125%	January 25, 2033	1,500	1,500	1,500
	1,500	1.625%	January 25, 2028	1,500	1,500	1,500
September 4, 2020	1,000	2.000%	September 4, 2030	1,000	1,000	1,000
April 4, 2019	1,500	1.750%	April 4, 2024	–	1,500	1,500
October 6, 2016	1,500	3.369%	October 6, 2026	1,500	1,500	1,500
	1,000	2.708%	May 5, 2023	–	–	1,000
February 26, 2015	2,500	2.625%	February 26, 2025	1,082	2,500	2,500
TOTAL				10,832	11,250	12,250

Other comprehensive income

Detail of other comprehensive income showing both items potentially reclassifiable and those not potentially reclassifiable from equity to net income is presented in the table below:

For the year ended December 31,
(M$)	2024	2023	2022
Actuarial gains and losses	20	(114)	574
Change in fair value of investments in equity instruments	144	(11)	112
Tax effect	46	(11)	(96)
Currency translation adjustment generated by the parent company	(4,163)	2,573	(4,976)
Sub-total items not potentially reclassifiable to profit & loss	(3,953)	2,437	(4,386)
Currency translation adjustment	2,759	(3,277)	1,734
– Unrealized gain/(loss) of the period	2,879	(2,524)	1,974
– Less gain/(loss) included in net income	120	753	240
Cash flow hedge	3,119	2,898	(5,452)
– Unrealized gain/(loss) of the period	188	3,155	(4,190)
– Less gain/(loss) included in net income	(2,931)	257	1,262
Variation of foreign currency basis spread	(32)	(11)	65
– Unrealized gain/(loss) of the period	(50)	(37)	26
– Less gain/(loss) included in net income	(18)	(26)	(39)
Share of other comprehensive income of equity affiliates, net amount	(246)	(208)	3,497
– Unrealized gain/(loss) of the period	(294)	(194)	1,071
– Less gain/(loss) included in net income	(48)	14	(2,426)
Other	1	(2)	(16)
Tax effect	(814)	(730)	1,449
Sub-total items potentially reclassifiable to profit & loss	4,787	(1,330)	1,277
TOTAL OTHER COMPREHENSIVE INCOME, NET AMOUNT	834	1,107	(3,109)

The currency translation adjustment by currency is detailed in the following table:

As of December 31, 2024			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Parent company	(4,163)	(4,163)	–	–	–
Affiliates	2,759	3,238	(86)	–	(383)
Equity affiliates	(205)	211	(1)	–	(415)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(1,609)	(714)	(87)	–	(798)

Form 20-F 2024 TotalEnergies	F-53

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

As of December 31, 2023			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Parent company	2,573	2,573	–	–	–
Affiliates	(3,277)	(3,174)	186	–	(289)
Equity affiliates	(179)	(107)	(9)	–	(63)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(883)	(708)	177	–	(352)

As of December 31, 2022			Pound		Other
(M$)	Total	Euro	sterling	Ruble	currencies
Parent company	(4,976)	(4,976)	–	–	–
Affiliates	1,734	3,120	(592)	4	(798)
Equity affiliates	3,002	(1,076)	31	4,247	(200)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(240)	(2,932)	(561)	4,251	(998)

Tax effects relating to each component of other comprehensive income are as follows:

	2024			2023			2022
For the year ended December 31,	Pre-tax	Tax	Net	Pre-tax	Tax	Net	Pre-tax	Tax	Net
(M$)	amount	effect	amount	amount	effect	amount	amount	effect	amount
Actuarial gains and losses	20	76	96	(114)	(10)	(124)	574	(106)	468
Change in fair value of investments in equity instruments	144	(30)	114	(11)	(1)	(12)	112	10	122
Currency translation adjustment generated by the parent company	(4,163)	–	(4,163)	2,573	–	2,573	(4,976)	–	(4,976)
Sub-total items not potentially reclassifiable to profit & loss	(3,999)	46	(3,953)	2,448	(11)	2,437	(4,290)	(96)	(4,386)
Currency translation adjustment	2,759	–	2,759	(3,277)	–	(3,277)	1,734	–	1,734
Cash flow hedge	3,119	(822)	2,297	2,898	(733)	2,165	(5,452)	1,466	(3,986)
Variation of foreign currency basis spread	(32)	8	(24)	(11)	3	(8)	65	(17)	48
Share of other comprehensive income of equity affiliates, net amount	(246)	–	(246)	(208)	–	(208)	3,497	–	3,497
Other	1	–	1	(2)	–	(2)	(16)	–	(16)
Sub-total items potentially reclassifiable to profit & loss	5,601	(814)	4,787	(600)	(730)	(1,330)	(172)	1,449	1,277
TOTAL OTHER COMPREHENSIVE INCOME	1,602	(768)	834	1,848	(741)	1,107	(4,462)	1,353	(3,109)

Non-controlling interests

As of December 31, 2024, the subsidiaries with the most significant non-controlling interests are TotalEnergies Australia Unit Trust, TotalEnergies Gabon and TotalEnergies E&P Congo.

9.2 Share-based payments

Accounting principles

TotalEnergies SE may grant employees performance shares plans and offer its employees the opportunity to subscribe to reserved capital increases. These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.

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

F-54	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

A.  TotalEnergies’ performance share plans

	2019	2020	2021	2022	2023 (a)	2024		Total
Date of the Shareholders’ Meeting	6/1/2018	6/1/2018	6/1/2018	5/28/2021	5/26/2023	5/24/2024
Award date	3/13/2019	3/18/2020	5/28/2021	3/16/2022	5/26/2023	5/24/2024
Date of the final award (end of the vesting period)	3/14/2022	3/20/2023	5/29/2024	3/17/2025	5/27/2026	5/24/2027
Transfer authorized as from	3/15/2024	3/21/2025	5/30/2026	3/17/2025	5/27/2026	5/24/2027
Grant date IFRS 2 fair value	40.11	€12.40	€27.40	€37.22	€46.24	€55.83	€
Number of performance shares
Outstanding as of January 1, 2022	6,289,076	6,653,202	6,732,740	–	–	–		19,675,018
Notified	–	–	–	7,353,271	–	–		7,353,271
Cancelled	(127,852)	(65,561)	(57,410)	(25,090)	–	–		(275,913)
Finally granted	(6,161,224)	(12,680)	(13,750)	(8,000)	–	–		(6,195,654)
Outstanding as of January 1, 2023	–	6,574,961	6,661,580	7,320,181	–	–		20,556,722
Notified	–	–	–	–	7,985,203	–		7,985,203
Cancelled	–	(128,577)	(98,291)	(86,348)	(42,040)	–		(355,256)
Finally granted	–	(6,446,384)	(5,250)	(5,568)	(190)	–		(6,457,392)
Outstanding as of January 1, 2024	–	–	6,558,039	7,228,265	7,942,973	–		21,729,277
Notified	–	–	–	–	–	7,775,722		7,775,722
Cancelled	–	–	(498,045)	(77,209)	(61,731)	(12,871)		(649,856)
Finally granted	–	–	(6,059,994)	(2,811)	(3,134)	–		(6,065,939)
OUTSTANDING AS OF DECEMBER 31, 2024	–	–	–	7,148,245	7,878,108	7,762,851		22,789,204

(a)	includes 37,000 performance shares granted on December 13, 2023 to 4 executives recruited in 2023 in accordance with the decision of the Board of Directors on December 13, 2023 and the Shareholders’ Meeting on May 26, 2023. For these performance shares, the vesting period begins on December 13, 2023 and the final grant date is December 14, 2026, subject to the conditions set (end of the vesting period). The IFRS 2 fair value on the grant date was €51.56.

The performance shares, which are bought back by TotalEnergies SE on the market, are finally granted to their beneficiaries after a 3-year vesting period, from the date of the grant. The final grant is subject to a continued employment condition as well as:

-	three performance conditions for the 2019 Plan;
-	four performance conditions for the 2020 Plan and
-	five performance conditions for the 2021, 2022, 2023 and 2024 Plans.

Moreover, the transfer of the performance shares finally granted under the 2018 to 2021 Plans will not be permitted until the end of a 2-year holding period from the date of the final grant.

2024 Plan

The Board of Directors granted performance shares, on May 24, 2024, to certain employees and executive directors of TotalEnergies SE or its subsidiaries, subject to the fulfilment of the continued employment condition of three years and five performance conditions.

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

The applicable performance conditions are as follows:

-

for 25% of the shares, the Corporation will be ranked against its peers (ExxonMobil, Shell, BP and Chevron) based on the Total Shareholder Return (“TSR”) during the three vesting years (2024, 2025 and 2026). The TSR criterion considered is that of the last quarter of the year, the dividend being considered reinvested based on the closing price on the ex-dividend date;

-

for 25% of the shares, the Corporation will be ranked against its peers (ExxonMobil, Shell, BP and Chevron) based on the annual variation in net cash flow per share criterion expressed in dollars during the three vesting years (2024, 2025 and 2026);

-

for 20% of the shares, the level reached by the pre-dividend organic cash breakeven in view of the objective set for the three vesting years (2024, 2025 and 2026). The pre-dividend organic cash breakeven is defined as the Brent price for which the operating cash flow before working capital changes (MBA) covers the organic investments[1]. The ability of the Company to resist to the variations of the Brent barrel price is measured by this parameter;

-	for 15% of the shares, the change in methane emissions on operated facilities in relation to the achievement of the target to reduce methane emissions set for 2026;
-

for 15% of the shares, the criterion of the lifecycle carbon intensity of energy products sold to the Company’s customers in relation to the achievement of the target to reduce this intensity set for 2026.

1 Organic investments: net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

Form 20-F 2024 TotalEnergies	F-55

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 9

B.  Other TotalEnergies share plan

Worldwide Plan 2024

	2024
Date of the Shareholders’ Meeting	5/26/2023
Award date	5/23/2024
Date of the final award (end of the vesting period)	5/24/2029
Transfer authorized as from	5/24/2029
Grant date IFRS 2 fair value	47.94	€
Number of performance shares
Outstanding as of January 1, 2024	—
Notified	10,666,900
Cancelled	(337,500)
Finally granted(a)	—
Outstanding as of December 31, 2024	10,329,400

(a)Final grant following the death or disability of the beneficiary of the shares.

At its meeting on May 23, 2024, the Board of Directors decided to grant 100 shares of the Company to each employee and executive director (excluding the Chairman and CEO) of TotalEnergies SE or its subsidiaries, subject to the fulfilment of the continued employment condition of five years.

C.  Share-based payment expense

Share-based payment expense before tax was broken down as follows:

As of December 31,
(M$)	2024	2023	2022
TotalEnergies performance shares plans	287	217	200
TotalEnergies world shares plans	54	–	–
SunPower plans (a)	–	–	23
Capital increase reserved for employees	215	74	28
TOTAL	556	291	251

(a)	Since September 30, 2022, TotalEnergies’ 50.5% subsidiary in SunPower is accounted for using the equity method in the Company’s consolidated accounts (refer to Note 18 to the consolidated accounts).

The main assumptions used for the valuation of the cost of the capital increase reserved for employees in 2024 were the following:

For the year ended December 31,	2024
Date of the Board of Directors meeting that decided the issue	September 21, 2023
Reference price (€) (a)	66.89
Subscription price (€) (b)	46.90
Number of shares issued (in millions) (c)	10.83
(a)

Average of the closing prices of the TotalEnergies shares over the twenty trading sessions preceding April 25, 2024, being the date of the Chairman and CEO’s decision setting the opening date of the subscription period and the subscription price.

(b)	Reference price, reduced by a 30% discount and rounded off to the highest tenth of a euro.
(c)	Including the free shares issued.

F-56	TotalEnergies Form 20-F 2024

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

The net periodic pension cost is recognized under “Other operating expenses”.

Liabilities for employee benefits obligations consist of the following:

As of December 31,
(M$)	2024	2023	2022
Pension benefits liabilities	1,290	1,453	1,308
Other benefits liabilities	411	468	467
Restructuring reserves (early retirement plans)	52	72	54
TOTAL	1,753	1,993	1,829
Net liabilities relating to assets held for sale	–	–	–

Description of plans and risk management

TotalEnergies operates, for the benefit of its current and former employees, both defined benefit plans and defined contribution plans.

TotalEnergies recognized a charge of $175 million for defined contribution plans in 2024 ($167 million in 2023 and $152 million in 2022).

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

In order to manage the inherent risks, TotalEnergies has implemented a dedicated governance framework to ensure the supervision of the different plans. These governance rules provide for:

-	TotalEnergies’ representation in key governance bodies or monitoring committees;
-	the principles of the funding policy;
-	the general investment policy, including for most plans:
-	the establishment of a monitoring committee to define and follow the investment strategy and performance,
-	the principles to be respected in term of investment allocation.
-	a procedure to approve the establishment of new plans or the amendment of existing plans;
-	the principles of administration, communication and reporting.

Form 20-F 2024 TotalEnergies	F-57

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 10

Change in benefit obligations and plan assets

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

As of December 31,	Pension benefits			Other benefits
(M$)	2024	2023	2022	2024	2023	2022
Change in benefit obligation
Benefit obligation at beginning of year	8,847	8,267	11,777	468	467	633
Current service cost	191	178	202	8	12	15
Interest cost	328	355	195	19	20	12
Past service cost	60	47	27	(0)	–	9
Settlements	(55)	2	5	–	–	–
Plan participants’ contributions	26	23	17	–	–	1
Benefits paid	(538)	(563)	(661)	(26)	(24)	(22)
Actuarial losses / (gains)	(277)	393	(2,502)	(30)	(6)	(155)
Foreign currency translation and other	(406)	146	(793)	(28)	(1)	(25)
Benefit obligation at year-end	8,176	8,847	8,267	411	468	467
Of which plans entirely or partially funded	7,689	8,392	7,806	–	–	–
Of which plans not funded	487	455	461	411	468	467
Change in fair value of plan assets
Fair value of plan assets at beginning of year	(7,768)	(7,306)	(10,231)	–	–	–
Interest income	(313)	(332)	(190)	–	–	–
Actuarial losses / (gains)(a)	288	(272)	2,083	–	–	–
Settlements	57	–	2	–	–	–
Plan participants’ contributions	(26)	(23)	(17)	–	–	–
Employer contributions	(163)	(254)	(260)	–	–	–
Benefits paid	497	523	607	–	–	–
Foreign currency translation and other	355	(104)	700	–	–	–
Fair value of plan assets at year-end	(7,073)	(7,768)	(7,306)	–	–	–
(FUNDED) UNFUNDED STATUS	1,103	1,079	961	411	468	467
Asset ceiling	33	44	46	–	–	–
(ASSETS) LIABILITIES NET RECOGNIZED AMOUNT	1,136	1,123	1,007	411	468	467
Pension benefits and other benefits liabilities	1,290	1,453	1,308	411	468	467
Other non-current assets	(154)	(330)	(301)	–	–	–
Net benefit liabilities relating to assets held for sale	–	–	–	–	–	–

(a)The amount for 2024 includes an adjustment of $16 million related to asset ceiling, which impacts the net position (liabilities – assets).

As of December 31, 2024, the contribution from the main geographical areas for the net pension liability in the balance sheet is: 79% for the Euro area, 2% for the United Kingdom and 12% for the United States.

In 2024, a buy-in transaction was carried out in the United Kingdom to cover the benefit obligations of beneficiaries not included in the buy-in concluded in 2014. This investment resulted in an actuarial loss of $147 million recognized in other comprehensive income.

The amounts recognized in the consolidated income statement and the consolidated statement of comprehensive income for defined benefit plans are detailed as follows:

For the year ended December 31,	Pension benefits			Other benefits
(M$)	2024	2023	2022	2024	2023	2022
Current service cost	191	178	202	8	12	15
Past service cost	60	47	27	(0)	–	9
Settlements	2	2	7	–	–	–
Net interest cost	21	28	5	19	20	12
Benefit amounts recognized on profit and loss	274	255	241	27	32	36
- Actuarial (gains) / losses
* Effect of changes in demographic assumptions	(69)	4	1	(4)	(8)	(9)
* Effect of changes in financial assumptions	(425)	188	(2,617)	(24)	(7)	(138)
* Effect of experience adjustments	217	204	111	(2)	8	(8)
* Actual return on plan assets	303	(272)	2,083	–	–	–
- Effect of asset ceiling	(16)	(3)	3	–	–	–
Benefit amounts recognized on other of consolidated statement of comprehensive income	11	121	(419)	(30)	(6)	(155)
TOTAL BENEFIT AMOUNTS RECOGNIZED ON COMPREHENSIVE INCOME	284	376	(178)	(3)	25	(119)

F-58	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 10

Expected future cash outflows

The average duration of accrued benefits is approximately 11 years for defined pension benefits and 14 years for other benefits. TotalEnergies expects to pay contributions of $161 million in respect of funded pension plans in 2025.

Estimated future benefits either financed from plan assets or directly paid by the employer are detailed as follows:

Estimated future payments
(M$)	Pension benefits	Other benefits
2025	509	24
2026	502	23
2027	556	22
2028	583	21
2029	574	20
2030-2034	3,023	105

Type of assets

Asset allocation	Pension benefits
as of December 31,	2024	2023	2022
Equity securities	17%	27%	26%
Debt securities	44%	47%	46%
Monetary	2%	2%	3%
Annuity contracts	32%	17%	17%
Real estate	5%	7%	8%

Investments on equity and debt markets are quoted on active markets.

Main actuarial assumptions and sensitivity analysis

Assumptions used to determine benefits obligations:

	Pension benefits			Other benefits
As of December 31,	2024	2023	2022	2024	2023	2022
Discount rate (weighted average for all regions)	4.30%	3.89%	4.39%	4.17%	4.26%	4.45%
of which Euro zone	3.49%	3.27%	3.70%	3.41%	3.30%	3.48%
of which United States	5.00%	4.50%	4.50%	5.00%	4.50%	4.50%
of which United Kingdom	5.50%	4.50%	4.75%	–	–	–
Inflation rate (weighted average for all regions)	2.54%	2.49%	2.91%	–	–	–
of which Euro zone	1.98%	2.24%	2.49%	–	–	–
of which United States	2.50%	2.50%	2.50%	–	–	–
of which United Kingdom	3.25%	3.00%	3.25%	–	–	–

The discount rate retained is determined by reference to the high quality rates for AA-rated corporate bonds for a duration equivalent to that of the obligations. It derives from a benchmark per monetary area of different market data at the closing date.

Sensitivity to inflation in respect of defined benefit pension plans is not material in the United States.

A 0.5 point increase or decrease in discount rates – all other things being equal - would have the following approximate impact on the benefit obligation:

(M$)	0.5 pt Increase	0.5 pt Decrease
Benefit obligation as of December 31, 2024	(423)	462

A 0.5 point increase or decrease in inflation rates – all other things being equal - would have the following approximate impact on the benefit obligation:

(M$)	0.5 pt Increase	0.5 pt Decrease
Benefit obligation as of December 31, 2024	244	(227)

Form 20-F 2024 TotalEnergies	F-59

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 10

10.2 Payroll and staff

For the year ended December 31,	2024	2023	2022
Personnel expenses (M$)
Wages and salaries (including social charges)	9,460	9,210	9,002
TotalEnergies employees at December 31,
France (DROM COM includ.)
● Management	15,101	14,675	14,130
● Other	20,779	20,831	20,829
International
● Management	20,318	19,470	18,183
● Other	46,689	47,603	48,137
TOTAL	102,887	102,579	101,279

The number of employees includes only employees of fully consolidated subsidiaries.

F-60	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 11

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

Income taxes are detailed as follows:

For the year ended December 31,
(M$)	2024	2023	2022
Current income taxes	(10,212)	(12,745)	(19,825)
Deferred income taxes	(563)	(556)	(2,417)
TOTAL INCOME TAXES	(10,775)	(13,301)	(22,242)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances are as follows:

As of December 31,
(M$)	2024	2023	2022
Net operating losses and tax carry forwards	3,324	3,098	3,600
Employee benefits	436	415	409
Other temporary non-deductible provisions	6,886	7,569	8,813
Differences in depreciations	(15,003)	(15,443)	(14,692)
Other temporary tax deductions	(4,555)	(3,909)	(4,102)
NET DEFERRED TAX LIABILITY	(8,912)	(8,270)	(5,972)

The reserves of TotalEnergies subsidiaries that would be taxable if distributed but for which no distribution is planned, and for which no deferred tax liability has therefore been recognized, totaled $1,837 million as of December 31, 2024.

Deferred tax assets not recognized as of December 31, 2024, amount to $3,085 million as their future recovery was not regarded as probable given the expected results of the entities, particularly in the Exploration & Production segment, when the affiliate or the field concerned is in its exploration phase, the net operating losses created during this phase will be useable only if a final investment and development decision is made. Accordingly, the time limit for the utilization of those net operating losses is not known.

Deferred tax assets not recognized relate notably to France for an amount of $1,112 million and to Australia for an amount of $201 million.

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31,
(M$)	2024	2023	2022
Deferred tax assets	3,202	3,418	5,049
Deferred tax liabilities	(12,114)	(11,688)	(11,021)
NET AMOUNT	(8,912)	(8,270)	(5,972)

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31,
(M$)	2024	2023	2022
Opening balance	(8,270)	(5,972)	(5,504)
Deferred tax on income	(563)	(556)	(2,417)
Deferred tax on shareholders’ equity (a)	(768)	(741)	1,353
Changes in scope of consolidation and others	388	(1,102)	218
Currency translation adjustment	301	101	378
CLOSING BALANCE	(8,912)	(8,270)	(5,972)
(a)

This amount includes mainly deferred taxes on actuarial gains and losses, current income taxes and deferred taxes for changes in fair value of investments in equity instruments, as well as deferred taxes related to the cash flow hedge (refer to Note 9 to the Consolidated Financial Statements).

Reconciliation between provision for income taxes and pre-tax income

Form 20-F 2024 TotalEnergies	F-61

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 11

For the year ended December 31,
(M$)	2024	2023	2022
Consolidated net income	16,031	21,510	21,044
Income taxes	10,775	13,301	22,242
Pre-tax income	26,806	34,811	43,286
French statutory tax rate	25.83%	25.83%	25.83%
Theoretical tax charge	(6,924)	(8,992)	(11,181)
Difference between French and foreign income tax rates	(5,554)	(5,925)	(9,625)
Tax effect of equity in income (loss) of affiliates	408	477	(489)
Permanent differences	890	800	(676)
Adjustments on prior years income taxes	109	54	64
Adjustments on deferred tax related to changes in tax rates	(35)	216	(610)
Variation of deferred tax assets not recognized	331	69	275
INCOME TAXES IN THE STATEMENT OF INCOME	(10,775)	(13,301)	(22,242)

The French statutory tax rate includes the standard corporate tax rate (25%), increased by the additional contribution that bring the overall tax rate to 25.83% in 2024 (as in 2023 and 2022).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities.

Schedule of losses and tax credits carried forward

TotalEnergies has deferred tax assets related to losses and carried forward tax credits which expire according to the following years:

As of December 31,
(M$)	2024	2023	2022
2023			4
2024		2	2
2025	2	2	4
2026	5	8	8
2027(a)	4	3	1,220
2028(b)	5	1,201	–
2029 and after	216	–	–
Unlimited	3,092	1,882	2,362
TOTAL	3,324	3,098	3,600

(a)	2027 and after for 2022.
(b)	2028 and after for 2023.

As of December 31, 2024 the schedule of deferred tax assets related to carried forward tax credits on net operating losses for the main countries is as follows:

	Tax
As of December 31, 2024				United
(M$)	Kazakhstan	France	Australia	States
2025
2026
2027
2028
2029 and after	2			150
Unlimited	524	798	571	627
TOTAL	526	798	571	777

F-62	TotalEnergies Form 20-F 2024

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

As of December 31,
(M$)	2024	2023	2022
Litigations and accrued penalty claims	384	476	529
Provisions for environmental contingencies	611	750	751
Asset retirement obligations	11,359	11,585	13,110
Other non-current provisions	3,032	3,588	3,633
of which restructuring activities	124	228	282
of which financial risks related to non-consolidated and equity accounted for affiliates	1,694	1,708	1,582
Other non-current liabilities	4,486	4,858	3,379
TOTAL	19,872	21,257	21,402

In 2024, litigation reserves amount to $384 million of which $187 million in the Exploration & Production, notably in Brazil, Bolivia and Angola, and $93 million in Integrated Power.

In 2023, litigation reserves amounted to $476 million of which $276 million in the Exploration & Production, notably in Brazil, Bolivia and Angola, and $91 million in Refining & Chemicals.

In 2022, litigation reserves amounted to $529 million of which $257 million in the Exploration & Production, notably in Brazil, Bolivia and Angola, and $159 million in Refining & Chemicals.

Other non-current liabilities mainly include debts whose maturity is more than one year related to fixed assets acquisitions.

Changes in provisions and other non-current liabilities

Changes in provisions and other non-current liabilities are as follows:

				Currency
	As of			translation		As of
(M$)	January, 1	Allowances	Reversals	adjustment	Other	December, 31
2024	21,257	1,056	(1,538)	(419)	(484)	19,872
of which provisions for financial risks		20	(16)
of which asset retirement obligations		568	(464)
of which provisions for environmental contingencies		65	(183)
of which provisions for restructuring of activities		15	(103)
2023	21,402	1,269	(1,315)	212	(311)	21,257
of which provisions for financial risks		18	(29)
of which asset retirement obligations		524	(339)
of which provisions for environmental contingencies		117	(158)
of which provisions for restructuring of activities		69	(138)
2022	20,269	2,724	(1,397)	(834)	640	21,402
of which provisions for financial risks		1,363	(15)
of which asset retirement obligations		430	(418)
of which provisions for environmental contingencies		97	(133)
of which provisions for restructuring of activities		31	(230)

Form 20-F 2024 TotalEnergies	F-63

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

The discount rate used for the valuation of asset retirement obligation is 5% in 2024, 5% in 2023 and 4% in 2022 (the expenses are estimated at current currency values with an inflation rate of 2% in 2024 as in 2023 and 2022).

A decrease of 0.5 point of this rate would increase the asset retirement obligation by $877 million, with a corresponding impact in tangible assets, and with a negative impact of approximately $87 million on the following years net income. Conversely, an increase of 0.5 point would have a nearly symmetrical impact compared to the effect of the decrease of 0.5 point.

Changes in the asset retirement obligation are as follows:

					Spending on	Currency
	As of		Revision in	New	existing	translation		As of
(M$)	January 1,	Accretion	estimates	obligations	obligations	adjustment	Other	December 31,
2024	11,585	568	155	200	(464)	(249)	(436)	11,359
2023	13,110	524	(1,499)	108	(339)	101	(420)	11,585
2022	14,976	430	(1,172)	198	(418)	(663)	(241)	13,110

12.2 OTHER RISKS AND CONTINGENT LIABILITIES

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies company, other than those mentioned below.

YEMEN

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which the TotalEnergies company holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

MOZAMBIQUE

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, the TotalEnergies company has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led the Company, as operator of Mozambique LNG project, to declare force majeure.

LEGAL AND ARBITRATION PROCEEDINGS

-FERC

The Office of Enforcement of the US Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of TotalEnergies Gas & Power North America, Inc. (TGPNA), a US subsidiary of TotalEnergies. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to the Corporation and TotalEnergies Gas & Power Ltd., regarding the same facts. The case was remanded on July 15, 2021 to the FERC Administrative Judge for hearing and consideration on the merits. TGPNA brought a claim to the U.S. District Court for the District of Texas in December 2022 disputing the constitutionality of FERC’s administrative procedure; the U.S. District Court for the District of Texas ordered a stay of the case in the course of 2023, pending decisions by the U.S. Supreme Court other cases involving similar constitutional issues. On June 27, 2024, the U.S. Supreme Court confirmed that the constitution guarantees respondents with the right to a jury trial in this type of administrative procedure and the competence of the U.S. District Court. FERC terminated in September 2024 its administrative procedure (Hearing Order) started in 2021 and mentioned that no penalties would be imposed on the Company’s entities on the basis of the 2016 question (Order to show cause) although it is not terminating the whole case. TGPNA has always contested the claims brought against it and FERC approved on January 8, 2025, a settlement agreement with TGPNA for an amount of USD 5 million finally resolving this claim amongst all parties with prejudice and without admission of liability.

-DISPUTES RELATING TO CLIMATE

In France, the Corporation was summoned in January 2020 before Nanterre’s Civil Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5 °C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company’s activities and its product utilization by third parties and in order to obtain an injunction ordering the Corporation to cease exploration and exploitation of new oil or gas fields, to reduce its oil and gas production by 2030 and 2050, and to reduce its net direct and indirect CO2 emissions by 40% in 2040 compared with 2019. This action was declared inadmissible on July 6, 2023, by the Paris Civil Court of Justice to which the case was transferred following a new procedural law. Following the appeal filed by the claimants, the Paris Court of Appeal, in a judgment of June 18, 2024, considered the action initiated admissible in particular on the basis of the law on the duty of vigilance transferring the case for trial on the merits before the Paris Civil Court of Justice, while strucking out 17 of the 22 applicants as well as declining to awards any provisional measures. TotalEnergies SE considers that it has fulfilled its obligations under the French law on the vigilance duty. A new action against the Corporation, with similar requests for injunction, has started in March 2024 before the commercial court of Tournai in Belgium.

F-64	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 12

Some associations in France brought civil and criminal actions against TotalEnergies SE, with the purpose of proving that since May 2021 – after the change of name of TotalEnergies – the Corporation’s corporate communication and its publicity campaign contain environmental claims that are either false or misleading for the consumer. TotalEnergies considers that these accusations are unfounded.

In France, on July 4, 2023, nine shareholders (two companies and 7 individuals holding a small number of the Corporation’s shares) brought an action against the Corporation before the Nanterre Commercial Court, seeking the annulment of resolution no. 3 passed by the Corporation’s Annual Shareholders’ Meeting on May 26, 2023, recording the results for fiscal year 2022 and setting the amount of the dividend to be distributed for fiscal year 2022. The plaintiffs essentially allege an insufficient provision for impairment of TotalEnergies’ assets in the financial statements for the fiscal year 2022, due to the insufficient consideration of future risks and costs related to the consequences of greenhouse gas emissions emitted by its customers (scope 3) and carbon cost assumptions presented as too low. The Corporation considers this action to be unfounded.

In the United States, several US subsidiaries of TotalEnergies were summoned, amongst many companies and professional associations, in several "climate litigation" cases, seeking to establish legal liability for past greenhouse gas emissions, and to compensate plaintiff public authorities, in particular for resulting adaptation costs. The Corporation was summoned, in some of these claims along with these subsidiaries considers that the courts lack jurisdiction, that it has many arguments to put forward, and considers also that the past and present behavior of the Company does not constitute a fault susceptible to give rise to liability.

MOZAMBIQUE

In France, victims and heirs of deceased persons filed a complaint against the Company in October 2023 with the Nanterre Prosecutor, following the events perpetrated by terrorists in the city of Palma in March 2021. This complaint would allege that the Corporation is liable for “unvoluntary manslaughter” and, “failure to assist people in danger”. The Corporation considers these accusations as unfounded in both law and fact2.

KAZAKHSTAN

On April 1st, 2024, the Republic of Kazakhstan filed a Statement of Claims in the context of an arbitration involving TotalEnergies EP Kazakhstan and its partners under the production sharing contract related to the North Caspian Sea. TotalEnergies EP Kazakhstan and its partners consider this action to be unfounded. Therefore, it is not possible at this date to reliably assess the potential consequences of this claim, particularly financial ones, nor the date of their implementation.

2 Refer to the press release published by the Company on October 11, 2023 contesting the accusations

Form 20-F 2024 TotalEnergies	F-65

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

Note 13 Off-balance sheet commitments and lease contracts

13.1 OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

	Maturity and installments
As of December 31, 2024		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	34,684	–	13,950	20,734
Current portion of non-current debt obligations net of hedging instruments (Note 15)	3,863	3,863	–	–
Lease obligations (Note 13.2)	9,917	2,095	3,893	3,929
Asset retirement obligations (Note 12)	11,359	524	1,588	9,247
Contractual obligations recorded in the balance sheet	59,823	6,482	19,431	33,910
Lease obligations for low value assets, short term contracts or not yet commenced (Note 13.2)	3,429	772	1,746	911
Purchase obligations	188,827	12,307	47,855	128,665
Contractual obligations not recorded in the balance sheet	192,256	13,079	49,601	129,576
TOTAL OF CONTRACTUAL OBLIGATIONS	252,079	19,561	69,032	163,486
Guarantees given to customs authorities	1,908	1,839	9	60
Guarantees given on borrowings	22,317	419	12,887	9,011
Guarantees related to sales of businesses	306	154	152	-
Guarantees of current liabilities	167	167	-	-
Guarantees to customers / suppliers	27,510	11,618	1,599	14,293
Letters of credit	3,974	3,767	189	18
Other operating commitments	19,093	6,198	818	12,077
TOTAL OF OTHER COMMITMENTS GIVEN	75,275	24,162	15,654	35,459
Assets received as collateral (security interests)	40	17	12	11
Sales obligations	116,850	10,743	55,870	50,237
Other commitments received	25,736	19,822	2,838	3,076
TOTAL OF COMMITMENTS RECEIVED	142,626	30,582	58,720	53,324
of which commitments given relating to joint ventures	35,755	87	12,267	23,401
of which commitments given relating to associates	90,221	674	21,074	68,473

	Maturity and installments
As of December 31, 2023		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	31,493	–	13,068	18,425
Current portion of non-current debt obligations net of hedging instruments (Note 15)	5,669	5,669	–	–
Lease obligations (Note 13.2)	9,477	1,721	3,652	4,104
Asset retirement obligations (Note 12)	11,585	453	1,452	9,680
Contractual obligations recorded in the balance sheet	58,224	7,843	18,172	32,209
Lease obligations for low value assets, short term contracts or not yet commenced (Note 13.2)	2,221	643	1,049	529
Purchase obligations	178,772	14,536	40,850	123,386
Contractual obligations not recorded in the balance sheet	180,993	15,179	41,899	123,915
TOTAL OF CONTRACTUAL OBLIGATIONS	239,217	23,022	60,071	156,124
Guarantees given to customs authorities	2,001	1,913	47	41
Guarantees given on borrowings	19,219	582	9,506	9,131
Guarantees related to sales of businesses	312	160	–	152
Guarantees of current liabilities	67	67	–	–
Guarantees to customers / suppliers	23,382	6,768	3,946	12,668
Letters of credit	3,294	3,002	270	22
Other operating commitments	20,409	8,698	1,083	10,628
TOTAL OF OTHER COMMITMENTS GIVEN	68,684	21,190	14,852	32,642
Assets received as collateral (security interests)	42	22	8	12
Sales obligations	97,436	8,470	47,178	41,788
Other commitments received	25,365	18,025	3,355	3,985
TOTAL OF COMMITMENTS RECEIVED	122,843	26,517	50,541	45,785
of which commitments given relating to joint ventures	32,846	906	10,643	21,297
of which commitments given relating to associates	97,130	850	14,676	81,604

F-66	TotalEnergies Form 20-F 2024

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

A.    Contractual obligations

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Non-current financial assets” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds and excludes non-current lease obligations of $7,822 million.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds and excludes the current portion of lease obligations of $2,095 million.

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

Form 20-F 2024 TotalEnergies	F-67

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

Guarantees given on borrowings

TotalEnergies guarantees bank debt and lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2024, the maturities of these guarantees are up to 2047.

As of December 31, 2024, the guarantees provided by TotalEnergies SE in connection with the financing of the Mozambique LNG project amount to $4,600 million as in 2023.

As of December 31, 2024, the guarantees provided by TotalEnergies SE in connection with the financing of the Ichthys LNG project amount to $4,022 million. As of December 31, 2023, the guarantees amounted to $4,136 million.

As of December 31, 2024, the guarantees provided by TotalEnergies SE in connection with the financing of the Yamal LNG project amount to $3,243 million. As of December 31, 2023, the guarantees amounted to $3,270 million.

As of December 31, 2024, the guarantees provided by TotalEnergies SE in connection with the financing of the Amiral project amount to $2,584 million.

As of December 31, 2024, the guarantees provided by TotalEnergies SE in connection with the financing of the Bayport Polymers LLC project, amount to $1,400 million as in 2023.

As of December 31, 2024, the guarantees provided by TotalEnergies Holdings in connection with the financing of the Oranje Wind (HKW) project, amount to $1,299 million.

As of December 31, 2024, TotalEnergies SE has confirmed guarantees for TotalEnergies Refining Saudi Arabia SAS shareholders’ advances for an amount of $1,025 million as in 2023.

As of December 31, 2024, the guarantees provided by TotalEnergies SE in connection with the financing of the Arctic LNG2 project amount to $987 million. As of December 31, 2023, the guarantees amounted to $1,050 million.

As of December 31, 2024, the guarantees provided by TotalEnergies Holdings in connection with the financing of the Rio Grande LNG project amount to $800 million as in 2023.

As of December 31, 2024, the guarantees provided by TotalEnergies Holdings in connection with the financing of the Seagreen project, amount to $627 million. As of December 31, 2023, the guarantees amounted to $1,273 million.

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

TotalEnergies mainly leases real estate, service stations, ships, and other equipment (refer to Note 7 to the Consolidated Financial Statements).

F-68	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

The future minimum lease payments on leases to which TotalEnergies is committed are as follows:

For the year ended December 31, 2024		Leases recorded in
(M$)	Exempted contracts	balance sheet
2025	772	2,713
2026	494	1,916
2027	497	1,414
2028	418	1,202
2029	337	1,086
2030 and beyond	911	6,215
Total minimum payments	3,429	14,546
Less financial expenses		(4,629)
Nominal value of contracts		9,917
Less current portion of lease contracts (Note 15)		(2,095)
Non-current lease liabilities		7,822

For the year ended December 31, 2023		Leases recorded in
(M$)	Exempted contracts	balance sheet
2024	643	2,473
2025	406	1,607
2026	249	1,384
2027	231	1,142
2028	163	1,007
2029 and beyond	529	6,188
Total minimum payments	2,221	13,801
Less financial expenses		(4,324)
Nominal value of contracts		9,477
Less current portion of lease contracts (Note 15)		(1,721)
Non-current lease liabilities		7,756

For the year ended December 31, 2022		Leases recorded in
(M$)	Exempted contracts	balance sheet
2023	783	2,189
2024	190	1,646
2025	154	1,255
2026	137	1,140
2027	129	993
2028 and beyond	437	6,053
Total minimum payments	1,830	13,276
Less financial expenses		(3,562)
Nominal value of contracts		9,714
Less current portion of lease contracts (Note 15)		(1,437)
Non-current lease liabilities		8,277

For the year ended December 31, 2024, rental expense recorded in the income statement and incurred under short term leases or low value assets leases and under variable lease payments is $641 million and $103 million, respectively.

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

Other information required on lease debts, notably their maturity, is presented in Note 15 to the Consolidated Financial Statements.

Form 20-F 2024 TotalEnergies	F-69

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14

Note 14 Financial assets and liabilities analysis per instrument class and strategy

The financial assets and liabilities disclosed in the balance sheet are detailed as follows:

As of December 31, 2024			Other
(M$)		Fair value through	comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	income	hedging instruments	Total	Fair value
Equity affiliates: loans	6,240	293	-	-	6,533	6,533
Other investments	-	1,154	511	-	1,665	1,665
Non-current financial assets	1,278	348	133	546	2,305	2,305
Other non-current assets	3,852	-	-	-	3,852	3,852
Accounts receivable, net(b)	19,281	-	-	-	19,281	19,281
Other operating receivables	7,774	9,033	39	-	16,846	16,846
Current financial assets	5,206	1,679	-	29	6,914	6,914
Cash and cash equivalents	25,844	-	-	-	25,844	25,844
Total financial assets	69,475	12,507	683	575	83,240	83,240
Total non-financial assets					202,247
TOTAL ASSETS					285,487
Non-current financial debt(a)	(40,939)	(281)	-	(2,313)	(43,533)	(43,905)
Accounts payable(b)	(39,932)	-	-	-	(39,932)	(39,932)
Other operating liabilities	(12,562)	(7,665)	(15)	-	(20,242)	(20,242)
Current borrowings(a)	(10,024)	-	-	-	(10,024)	(10,012)
Other current financial liabilities	-	(239)	-	(425)	(664)	(664)
Total financial liabilities	(103,457)	(8,185)	(15)	(2,738)	(114,395)	(114,755)
Total non-financial liabilities					(171,092)
TOTAL LIABILITIES					(285,487)
(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (refer to Note 15 to the Consolidated Financial Statements).
(b)

Receivables and payables are offset by an amount of $5,718 million, corresponding to the netting, mainly in trading activities, between receivables and payables with the same counterparty that can legally be settled on a net basis.

As of December 31, 2023			Other
(M$)		Fair value through	comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	income	hedging instruments	Total	Fair value
Equity affiliates: loans	4,260	302	–	–	4,562	4,562
Other investments	–	1,188	355	–	1,543	1,543
Non-current financial assets	1,166	414	142	673	2,395	2,395
Other non-current assets	3,983	–	–	–	3,983	3,983
Accounts receivable, net(b)	23,442	–	–	–	23,442	23,442
Other operating receivables	7,940	6,775	237	–	14,952	14,952
Current financial assets	5,046	1,448	–	91	6,585	6,585
Cash and cash equivalents	27,263	–	–	–	27,263	27,263
Total financial assets	73,100	10,127	734	764	84,725	84,725
Total non-financial assets					198,929
TOTAL ASSETS					283,654
Non-current financial debt(a)	(38,040)	(240)	–	(2,198)	(40,478)	(41,329)
Accounts payable(b)	(41,335)	–	–	–	(41,335)	(41,335)
Other operating liabilities	(12,287)	(7,573)	(77)	–	(19,937)	(19,937)
Current borrowings(a)	(9,590)	–	–	–	(9,590)	(9,601)
Other current financial liabilities	–	(178)	–	(268)	(446)	(446)
Total financial liabilities	(101,252)	(7,991)	(77)	(2,466)	(111,786)	(112,648)
Total non-financial liabilities					(171,868)
TOTAL LIABILITIES					(283,654)
(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (refer to Note 15 to the Consolidated Financial Statements).
(b)

Receivables and payables are offset by an amount of $5,897 million, corresponding to the netting, mainly in trading activities, between receivables and payables with the same counterparty that can legally be settled on a net basis.

F-70	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14

As of December 31, 2022			Other
(M$)		Fair value through	comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	income	hedging instruments	Total	Fair value
Equity affiliates: loans	3,733	–	–	–	3,733	3,733
Other investments	–	932	119	–	1,051	1,051
Non-current financial assets	1,428	490	–	813	2,731	2,731
Other non-current assets	2,087	–	–	–	2,087	2,087
Accounts receivable, net(b)	24,378	–	–	–	24,378	24,378
Other operating receivables	8,069	19,529	691	–	28,289	28,289
Current financial assets	7,536	1,071	137	2	8,746	8,746
Cash and cash equivalents	33,026	–	–	–	33,026	33,026
Total financial assets	80,257	22,022	947	815	104,041	104,041
Total non-financial assets					199,823
TOTAL ASSETS					303,864
Non-current financial debt(a)	(41,235)	(283)	–	(3,746)	(45,264)	(43,471)
Accounts payable(b)	(41,346)	–	–	–	(41,346)	(41,346)
Other operating liabilities	(16,412)	(17,994)	(780)	–	(35,186)	(35,186)
Current borrowings (a)	(15,502)	–	–	–	(15,502)	(15,518)
Other current financial liabilities	–	(226)	–	(262)	(488)	(488)
Total financial liabilities	(114,495)	(18,503)	(780)	(4,008)	(137,786)	(136,009)
Total non-financial liabilities					(166,078)
TOTAL LIABILITIES					(303,864)

(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (refer to Note 15 to the Consolidated Financial Statements).
(b)

Receivables and payables are offset by an amount of $10,156 million, corresponding to the netting, mainly in trading activities, between receivables and payables with the same counterparty that can legally be settled on a net basis.

Form 20-F 2024 TotalEnergies	F-71

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Note 15 Financial structure and financial costs

15.1 FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

A)  Non-current financial debt and related financial instruments

As of December 31, 2024
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	8,518	35,015	43,533
of which hedging instruments of non-current financial debt (liabilities)	-	2,313	2,313
Non-current financial assets	(1,278)	(1,027)	(2,305)
of which hedging instruments of non-current financial debt (assets)	-	(546)	(546)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	7,240	33,988	41,228
Variable rate bonds or bonds after fair value hedge	43	9,712	9,755
Fixed rate bonds or bonds after cash flow hedge	-	23,446	23,446
Other floating rate debt	305	304	609
Other fixed rate debt	348	726	1,074
Lease obligations	7,822	-	7,822
Non-current financial assets excluding derivative financial instruments	(1,278)	(134)	(1,412)
Non-current instruments held for trading	-	(66)	(66)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	7,240	33,988	41,228

As of December 31, 2023
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	8,427	32,051	40,478
of which hedging instruments of non-current financial debt (liabilities)	–	2,198	2,198
Non-current financial assets	(1,166)	(1,229)	(2,395)
of which hedging instruments of non-current financial debt (assets)	–	(673)	(673)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	7,261	30,822	38,083
Variable rate bonds or bonds after fair value hedge	–	7,051	7,051
Fixed rate bonds or bonds after cash flow hedge	–	22,839	22,839
Other floating rate debt	430	408	838
Other fixed rate debt	241	840	1,081
Lease obligations	7,756	–	7,756
Non-current financial assets excluding derivative financial instruments	(1,166)	(142)	(1,308)
Non-current instruments held for trading	–	(174)	(174)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	7,261	30,822	38,083

As of December 31, 2022
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	8,329	36,935	45,264
of which hedging instruments of non-current financial debt (liabilities)	–	3,746	3,746
Non-current financial assets	(1,428)	(1,303)	(2,731)
of which hedging instruments of non-current financial debt (assets)	–	(813)	(813)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,901	35,632	42,533
Variable rate bonds or bonds after fair value hedge	–	8,958	8,958
Fixed rate bonds or bonds after cash flow hedge	–	26,159	26,159
Other floating rate debt	13	227	240
Other fixed rate debt	39	496	535
Lease obligations	8,277	–	8,277
Non-current financial assets excluding derivative financial instruments	(1,428)	–	(1,428)
Non-current instruments held for trading	–	(208)	(208)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	6,901	35,632	42,533

F-72	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The bonds, as of December 31, 2024, after taking into account currency and interest rates swaps fair value, are detailed as follows:

		Amount	Amount	Amount
Bonds after fair value hedge or variable rate		after	after	after
bonds	Currency of	December 31,	December 31,	December 31,
(M$)	issuance	2024	2023(a)	2022
Bond	USD	6,332	3,542	5,042
Bond	EUR	2,636	3,209	5,574
Bond	Others	1,542	1,539	1,532
Current portion (less than one year)		(1,648)	(2,118)	(3,890)
Principal financing entities(b)		8,862	6,172	8,258
Other consolidated subsidiaries		893	879	700
TOTAL VARIABLE RATE BONDS OR BONDS AFTER FAIR VALUE HEDGE		9,755	7,051	8,958

		Amount	Amount	Amount
Bonds after cash flow hedge or		after	after	after
fixed rate bonds	Currency of	December 31,	December 31,	December 31,
(M$)	issuance	2024	2023	2022
Bond	EUR	13,768	15,448	15,628
Bond	USD	10,523	8,301	8,783
Bond	Others	1,048	2,254	2,246
Current portion (less than one year)		(1,909)	(3,175)	(500)
Principal financing entities(b)		23,430	22,828	26,157
Other consolidated subsidiaries		16	11	2
TOTAL BONDS AFTER CASH FLOW HEDGE OR FIXED RATE BONDS		23,446	22,839	26,159

(a)

The IBOR rate reform mainly impacted the bonds after fair value hedge, on principal financing entities and TotalEnergies SE, indexed on the USD LIBOR rate. At December 31, 2023, the amount of the bonds after fair value hedge (both non-current and current portions) on principal financing entities and TotalEnergies SE was $ 8,290 million.

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

Form 20-F 2024 TotalEnergies	F-73

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Loan repayment schedule (excluding current portion)

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2024	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2026	4,498	411	(572)	(71)	3,926	10%
2027	3,906	173	(292)	(14)	3,614	9%
2028	4,596	391	(267)	(135)	4,329	11%
2029	5,755	723	(348)	(233)	5,407	13%
2030 and beyond	24,778	615	(826)	(93)	23,952	57%
TOTAL	43,533	2,313	(2,305)	(546)	41,228	100%

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2023	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2025	5,381	369	(434)	(110)	4,947	13%
2026	4,013	323	(304)	(102)	3,709	10%
2027	3,720	85	(349)	(55)	3,371	9%
2028	4,502	304	(246)	(142)	4,256	11%
2029 and beyond	22,862	1,117	(1,062)	(264)	21,800	57%
TOTAL	40,478	2,198	(2,395)	(673)	38,083	100%

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2022	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2024	7,251	399	(899)	(56)	6,352	15%
2025	4,701	552	(259)	(168)	4,442	10%
2026	3,465	467	(194)	(107)	3,271	8%
2027	3,522	217	(104)	(17)	3,418	8%
2028 and beyond	26,325	2,111	(1,275)	(465)	25,050	59%
TOTAL	45,264	3,746	(2,731)	(813)	42,533	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial net debt.

As of December 31,
(M$)	2024	%	2023	%	2022	%
U.S. dollar	38,002	92%	34,789	91%	38,896	91%
Euro	2,206	5%	2,322	6%	2,083	5%
Norwegian krone	43	0%	40	0%	47	0%
Other currencies	977	3%	932	3%	1,507	4%
TOTAL	41,228	100%	38,083	100%	42,533	100%

As of December 31,
(M$)	2024	%	2023	%	2022	%
Fixed rate	30,922	75%	30,311	80%	33,533	79%
Floating rate	10,306	25%	7,772	20%	9,000	21%
TOTAL	41,228	100%	38,083	100%	42,533	100%

F-74	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

B)  Current financial assets and liabilities

Current borrowings consist mainly of drawings on commercial papers or treasury bills and of bank loans. Current deposits beyond three months include initial margins held as part of the Company’s activities on organized markets.

As of December 31,
(M$)
(Assets) / Liabilities	2024	2023	2022
Current financial debt(a)	4,462	2,377	8,997
Current lease obligations	2,095	1,721	1,437
Current portion of non-current financial debt	3,467	5,492	5,068
Current borrowings (Note 14)	10,024	9,590	15,502
Current portion of hedging instruments of debt (liabilities)	425	268	262
Other current financial instruments (liabilities)	239	178	226
Other current financial liabilities (Note 14)	664	446	488
Current deposits beyond three months	(5,476)	(5,450)	(8,127)
Marketable securities	(683)	(519)	(218)
Financial receivables on sub-lease, current	(378)	(329)	(190)
Current portion of hedging instruments of debt (assets)	(29)	(91)	(2)
Other current financial instruments (assets)	(348)	(196)	(209)
Current financial assets (Note 14)	(6,914)	(6,585)	(8,746)
NET CURRENT BORROWINGS	3,774	3,451	7,244

(a)

As of December 31, 2024, December 31, 2023 and December 31, 2022, current financial debt includes notably short-term negotiable debt security issued through programs fully and unconditionally secured by TotalEnergies SE.

C)  Cash flow from (used in) financing activities

The variations of financial debt are detailed as follows:

			Non-cash changes
	As of		Change in scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2024	changes	reclassification	currency	fair value	Current	Other	2024
Non-current financial instruments - assets(a) and non-current financial assets	(2,395)	–	37	37	132	340	(456)	(2,305)
Non-current financial debt	40,478	7,532	(299)	(241)	(453)	(6,080)	2,596	43,533
Non-current financial debt and related financial instruments	38,083	7,532	(262)	(204)	(321)	(5,740)	2,140	41,228

Current financial instruments - assets(a)	(616)	609	(2)	20	(107)	(340)	(319)	(755)
Current borrowings	9,590	(5,751)	321	(760)	(138)	6,080	682	10,024
Current financial instruments - liabilities(a)	446	–	(3)	(17)	238	–	–	664
Current financial debt and related financial instruments	9,420	(5,142)	316	(757)	(7)	5,740	363	9,933

Financial debt and financial assets classified as held for sale	310	–	(261)	(5)	–	–	–	44
NET FINANCIAL DEBT	47,813	2,390	(207)	(966)	(328)	–	2,503	51,205
(a)	Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

			Non-cash changes
	As of		Change in scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2023	changes	reclassification	currency	fair value	Current	Other	2023
Non-current financial instruments - assets(a) and non-current financial assets	(2,731)	–	(96)	(21)	353	387	(287)	(2,395)
Non-current financial debt	45,264	130	667	65	(343)	(7,573)	2,268	40,478
Non-current financial debt and related financial instruments	42,533	130	571	44	10	(7,186)	1,981	38,083

Current financial instruments - assets(a)	(401)	383	(1)	(8)	(68)	(387)	(134)	(616)
Current borrowings	15,502	(14,660)	181	389	121	7,573	484	9,590
Current financial instruments - liabilities(a)	488	–	6	11	(59)	–	–	446
Current financial debt and related financial instruments	15,589	(14,277)	186	392	(6)	7,186	350	9,420

Financial debt and financial assets classified as held for sale	(38)	–	341	7	–	–	–	310
NET FINANCIAL DEBT	58,084	(14,147)	1,098	443	4	–	2,331	47,813

(a)	Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

			Non-cash changes
	As of		Change in scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2022	changes	reclassification	currency	fair value	Current	Other	2022
Non-current financial instruments - assets (a) and non-current financial assets	(2,404)	–	24	52	(448)	198	(153)	(2,731)
Non-current financial debt	49,512	1,108	(696)	(225)	175	(6,981)	2,371	45,264
Non-current financial debt and related financial instruments	47,108	1,108	(672)	(173)	(273)	(6,783)	2,218	42,533

Current financial instruments - assets(a)	(252)	264	–	6	(97)	(198)	(124)	(401)
Current borrowings	15,035	(6,337)	(316)	(106)	(69)	6,981	314	15,502
Current financial instruments - liabilities(a)	372	–	–	(9)	125	—	—	488
Current financial debt and related financial instruments	15,155	(6,073)	(316)	(109)	(41)	6,783	190	15,589

Financial debt and financial assets classified as held for sale	(4)	–	(34)	–	–	–	—	(38)
NET FINANCIAL DEBT	62,259	(4,965)	(1,022)	(282)	(314)	–	2,408	58,084

(a)Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

Form 20-F 2024 TotalEnergies	F-75

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Monetary changes in non-current financial debt are detailed as follows:

For the year ended December 31,
(M$)	2024	2023	2022
Issuance of non-current debt	7,563	189	1,148
Repayment of non-current debt	(31)	(59)	(40)
NET AMOUNT	7,532	130	1,108

D)  Cash and cash equivalents

Accounting principles

Cash and cash equivalents are composed of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.

Investments with maturity greater than three months and less than twelve months are shown under “Current financial assets”.

Changes in current financial assets and liabilities are included in the financing activities section of the consolidated statement of cash flows.

Cash and cash equivalents are detailed as follows:

For the year ended December 31,
(M$)	2024	2023	2022
Cash	17,475	16,956	14,873
Cash equivalents	8,369	10,307	18,153
TOTAL	25,844	27,263	33,026

Cash equivalents are mainly composed of deposits with a maturity of less than three months, deposited in government institutions or deposit banks selected in accordance with strict criteria.

As of December 31, 2024, the cash and cash equivalents include $1,804 million subject to restrictions, notably due to regulatory framework or to the fact they are owned by affiliates located in countries with exchange controls.

E)  Net-debt-to-capital ratio

For its internal and external communication needs, TotalEnergies calculates a debt ratio by dividing its net financial debt excluding leases by its capital.

The ratio is calculated as follows: Net debt excluding leases / (Equity + Net debt excluding leases)

As of December 31,
(M$)
(Assets) / Liabilities	2024	2023	2022
Current borrowings(a)	7,929	7,869	14,065
Other current financial liabilities	664	446	488
Current financial assets(a)	(6,536)	(6,256)	(8,556)
Net financial assets and liabilities held for sale or exchange(a)	33	17	(38)
Non-current financial debt(a)	35,711	32,722	36,987
Non-current financial assets(a)	(1,027)	(1,229)	(1,303)
Cash and cash equivalents	(25,844)	(27,263)	(33,026)
Net financial debt excluding leases	10,930	6,306	8,617

Shareholders’ equity – TotalEnergies share	117,858	116,753	111,724
Distribution of the income based on existing shares at the closing date	2,397	2,700	2,846
Shareholders’ equity	120,255	119,453	114,570

NET-DEBT-TO-CAPITAL RATIO EXCLUDING LEASES	8.3%	5.0%	7.0%

(a)	Excluding lease receivables & lease debts.

F-76	TotalEnergies Form 20-F 2024

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

A)  Impact on the income statement per nature of financial instruments

Assets and liabilities from financing activities

The impact on the income statement of financing assets and liabilities mainly includes:

●	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;
●	Financial expense of long-term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short-term financing classified as “Financing liabilities and associated hedging instruments”;
●	Ineffective portion of bond hedging;

Form 20-F 2024 TotalEnergies	F-77

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

●	Financial income and financial expense on lease contracts and,
●	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

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

For the year ended December 31,
(M$)	2024	2023	2022
Loans and receivables	1,335	1,420	562
Financing liabilities and associated hedging instruments	(2,321)	(2,190)	(1,812)
Fair value hedge (ineffective portion)	1	2	(5)
Lease assets and obligations	(552)	(499)	(458)
Assets and liabilities held for trading	307	248	470
IMPACT ON THE COST OF NET DEBT	(1,230)	(1,019)	(1,243)

B)  Impact of the hedging strategies

Fair value hedge instruments

The impact on the income statement of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31,
(M$)	2024	2023	2022
Revaluation impact at market value of bonds	(568)	(765)	3,817
Swaps hedging bonds	569	767	(3,822)
INEFFECTIVE PORTION OF THE FAIR VALUE HEDGE	1	2	(5)

The ineffective portion is not representative of TotalEnergies’ performance considering its objective to hold swaps to maturity. The current portion of the swaps valuation is not subject to active management.

Net investment hedge

As of December 31, 2024, 2023 and 2022 TotalEnergies had no open forward contracts held in respect of net investment hedge strategies.

Cash flow hedge

The impact on the income statement and other comprehensive income of the bonds hedging instruments qualified as cash flow hedges is detailed as follows:

For the year ended December 31,
(M$)	2024	2023	2022
Profit (Loss) recorded in other comprehensive income of the period	448	128	72
Recycled amount from other comprehensive income to the income statement of the period	(260)	140	(55)

As of December 31, 2024, 2023 and 2022, the ineffective portion of these financial instruments is nil.

Hedging instruments and hedged items by strategy

Fair Value Hedge

The following charts regarding Fair Value Hedge, disclose by nature of hedging instruments (Interest Rate Swaps and Cross Currency Swaps):

-	The nominal amounts and carrying amounts of hedging instruments;
-	The carrying amounts of hedged items and cumulative FVH adjustments included in the carrying amounts of the hedged items;
-	The hedged items that have ceased to be adjusted for hedging gains and losses.

For the year ended December 31, 2024
(M$)
							Cumulative FVH
		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
	Interest Rate								Financial debt /
Bonds	Swaps	6,250	–	(230)	–	(6,103)	–	147	Financial assets
	Cross Currency								Financial debt /
Bonds	Swaps	4,084	27	(618)	–	(3,588)	–	496	Financial assets
End of hedging (before 2018)		–	–	–	–	–	–	21

F-78	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

For the year ended December 31, 2023
(M$)
							Cumulative FVH
		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
	Interest Rate								Financial debt /
Bonds	Swaps	3,500	–	(86)	–	(3,457)	–	43	Financial assets
	Cross Currency								Financial debt /
Bonds	Swaps	4,671	45	(559)	–	(4,232)	–	439	Financial assets
End of hedging (before 2018)		–	–	–	–	–	–	10

For the year ended December 31, 2022							Cumulative FVH
(M$)		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
Bonds	Interest Rate Swaps	5,000	–	(151)	–	(4,892)	–	108	Financial debt / Financial assets
Bonds	Cross Currency Swaps	7,029	–	(1,124)	–	(5,982)	–	1,047	Financial debt / Financial assets
End of hedging (before 2018)		–	–	–	–	–	–	(8)

Cash Flow Hedge

The following charts regarding cash flow hedge disclose the nominal amounts and carrying amounts by nature of hedging instruments (interest rate swaps and cross currency swaps).

According to IFRS 9, there is no accounting entry related to cash flow hedge on hedged items.

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2024	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,577	543	–	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	15,055	5	(1,890)	Financial assets

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2023	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,023	611	–	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	17,511	108	(1,821)	Financial assets

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2022	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,782	815	(2)	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	17,511	–	(2,731)	Financial assets

Form 20-F 2024 TotalEnergies	F-79

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

C)  Maturity of derivative instruments

The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

For the year ended December 31, 2024		Notional		Notional value schedule
(M$)	Fair	value	Fair	2026					2030
Assets / (Liabilities)	value	2025	value	and beyond	2026	2027	2028	2029	and beyond
Fair value hedge
Swaps hedging bonds (assets)	–	–	27	403
Swaps hedging bonds (liabilities)	(45)	1,630	(803)	8,301
Total swaps hedging bonds - fair value hedge	(45)	1,630	(776)	8,704	202	820	1,000	789	5,893
Cash flow hedge
Swaps hedging bonds (assets)	29	2,428	519	11,317
Swaps hedging bonds (liabilities)	(380)	2,059	(1,510)	11,828
Total swaps hedging bonds - cash flow hedge	(351)	4,487	(991)	23,145	4,116	2,143	4,740	5,667	6,479
Forward exchange contracts related to operating activities (assets)	–	94	–	–
Forward exchange contracts related to operating activities (liabilities)	(13)	271	(23)	634
Total forward exchange contracts related to operating activities	(13)	365	(23)	634	307	327	–	–	–
Held for trading
Other interest rate swaps (assets)	154	50,861	342	36,851
Other interest rate swaps (liabilities)	(124)	59,075	(281)	36,220
Total other interest rate swaps	30	109,936	61	73,071	52,496	8,714	2,739	2,821	6,300
Currency swaps and forward exchange contracts (assets)	196	17,698	5	322
Currency swaps and forward exchange contracts (liabilities)	(115)	5,212	–	(45)
Total currency swaps and forward exchange contracts	81	22,910	5	277	116	161	–	–	–

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

For the year ended December 31, 2023		Notional		Notional value schedule
(M$)	Fair	value	Fair	2025					2029
Assets / (Liabilities)	value	2024	value	and beyond	2025	2026	2027	2028	and beyond
Fair value hedge
Swaps hedging bonds (assets)	–	250	45	403
Swaps hedging bonds (liabilities)	(75)	1,837	(570)	5,681
Total swaps hedging bonds - fair value hedge	(75)	2,087	(525)	6,084	1,630	202	820	1,000	2,432
Cash flow hedge
Swaps hedging bonds (assets)	91	2,114	628	14,830
Swaps hedging bonds (liabilities)	(193)	1,574	(1,628)	11,016
Total swaps hedging bonds - cash flow hedge	(102)	3,688	(1,000)	25,846	4,509	4,153	2,135	4,686	10,363
Forward exchange contracts related to operating activities (assets)	2	83	8	311
Forward exchange contracts related to operating activities (liabilities)	(14)	234	(2)	240
Total forward exchange contracts related to operating activities	(12)	317	6	551	285	266	–	–	–
Held for trading
Other interest rate swaps (assets)	149	38,415	393	7,690
Other interest rate swaps (liabilities)	(94)	37,170	(208)	7,407
Total other interest rate swaps	55	75,585	185	15,097	8,692	1,580	1,500	1,908	1,417
Currency swaps and forward exchange contracts (assets)	66	10,325	21	1,071
Currency swaps and forward exchange contracts (liabilities)	(84)	8,513	(32)	773
Total currency swaps and forward exchange contracts	(18)	18,838	(11)	1,844	1,840	(2)	6	–	–

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

F-80	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

For the year ended December 31, 2022		Notional		Notional value schedule
(M$)	Fair	value	Fair	2024					2028
Assets / (Liabilities)	value	2023	value	and beyond	2024	2025	2026	2027	and beyond
Fair value hedge
Swaps hedging bonds (assets)	–	1,000	–	–
Swaps hedging bonds (liabilities)	(260)	2,858	(1,015)	8,171
Total swaps hedging bonds - fair value hedge	(260)	3,858	(1,015)	8,171	2,087	1,630	202	820	3,432
Cash flow hedge
Swaps hedging bonds (assets)	2	250	813	11,782
Swaps hedging bonds (liabilities)	(2)	750	(2,731)	17,511
Total swaps hedging bonds - cash flow hedge	–	1,000	(1,918)	29,293	3,659	4,459	4,069	2,071	15,035
Forward exchange contracts related to operating activities (assets)	4	70	3	91
Forward exchange contracts related to operating activities (liabilities)	(19)	187	(19)	433
Total forward exchange contracts related to operating activities	(15)	257	(16)	524	524	–	–	–	–
Held for trading
Other interest rate swaps (assets)	154	14,955	447	7,470
Other interest rate swaps (liabilities)	(94)	13,236	(226)	4,128
Total other interest rate swaps	60	28,191	221	11,598	5,233	3,716	1,174	1,022	453
Currency swaps and forward exchange contracts (assets)	55	7,076	44	1,289
Currency swaps and forward exchange contracts (liabilities)	(110)	15,964	(57)	839
Total currency swaps and forward exchange contracts	(55)	23,040	(13)	2,128	391	1,737	–	–	–

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

Exchange options are valued based on models commonly used by the market.

The fair value hierarchy for financial instruments, excluding commodity contracts, is as follows:

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2024	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	–	(821)	–	(821)
Cash flow hedge instruments	–	(1,375)	–	(1,375)
Assets and liabilities held for trading	–	174	–	174
Equity instruments	391	–	–	391
TOTAL	391	(2,022)	–	(1,631)

Form 20-F 2024 TotalEnergies	F-81

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2023	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	–	(600)	–	(600)
Cash flow hedge instruments	–	(1,104)	–	(1,104)
Assets and liabilities held for trading	–	207	–	207
Equity instruments	255	–	–	255
TOTAL	255	(1,497)	–	(1,242)

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2022	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	–	(1,275)	–	(1,275)
Cash flow hedge instruments	–	(1,950)	–	(1,950)
Assets and liabilities held for trading	–	214	–	214
Equity instruments	33	–	–	33
TOTAL	33	(3,011)	–	(2,978)

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

Bonds and associated derivatives impacted by the IBOR reform are presented in Note 15.1 “Financial debt and related financial instruments”.

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

F-82	TotalEnergies Form 20-F 2024

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

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2024, 2023 and 2022.

			Change in fair value due to a change in
			interest rate by
Assets / (Liabilities)	Carrying	Estimated	+ 10 basis	- 10 basis
(M$)	amount	fair value	points	points
As of December 31, 2024
Bonds (non-current portion, before swaps)	(31,434)	(31,806)	291	(291)
Swaps hedging bonds (liabilities)	(2,313)	(2,313)	–	–
Swaps hedging bonds (assets)	546	546	–	–
Total swaps hedging bonds (assets and liabilities)	(1,767)	(1,767)	(54)	54
Current portion of non-current debt after swaps (excluding lease obligations)	(3,863)	(3,851)	3	(3)
Other interest rates swaps	91	91	3	(3)
Currency swaps and forward exchange contracts	86	86	–	–
As of December 31, 2023
Bonds (non-current portion, before swaps)	(28,365)	(29,216)	162	(162)
Swaps hedging bonds (liabilities)	(2,198)	(2,198)	–	–
Swaps hedging bonds (assets)	673	673	–	–
Total swaps hedging bonds (assets and liabilities)	(1,525)	(1,525)	(12)	12
Current portion of non-current debt after swaps (excluding lease obligations)	(5,669)	(5,680)	(1)	(7)
Other interest rates swaps	240	240	17	(17)
Currency swaps and forward exchange contracts	(29)	(29)	–	–
As of December 31, 2022
Bonds (non-current portion, before swaps)	(32,184)	(30,391)	210	(210)
Swaps hedging bonds (liabilities)	(3,746)	(3,746)	–	–
Swaps hedging bonds (assets)	813	813	–	–
Total swaps hedging bonds (assets and liabilities)	(2,933)	(2,933)	(9)	9
Current portion of non-current debt after swaps (excluding lease obligations)	(5,328)	(5,344)	3	(3)
Other interest rates swaps	281	281	10	(10)
Currency swaps and forward exchange contracts	(68)	(68)	–	–

Form 20-F 2024 TotalEnergies	F-83

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The impact of changes in interest rates on the cost of net debt before tax is as follows:

For the year ended December 31,
(M$)	2024	2023	2022
Cost of net debt	(1,230)	(1,019)	(1,243)
Interest rate translation of :
+ 10 basis points	15	10	18
‑ 10 basis points	(15)	(10)	(18)

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

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in consolidated shareholders’ equity which, over the course of the last three years, is essentially related to the fluctuation of the euro, the ruble and the pound sterling and is set forth in the table below:

	Dollar / Euro exchange	Dollar / Pound sterling	Dollar / Ruble exchange
Closing rate	rates	exchange rates	rates
December 31, 2024	0.96	0.80	113.11
December 31, 2023	0.90	0.79	89.14
December 31, 2022	0.94	0.83	74.01

As of December 31, 2024				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	133,117	20,336	93,078	4,439	–	15,264
Currency translation adjustment before net investment hedge	(15,254)	(8,584)	–	(2,372)	–	(4,298)
Net investment hedge – open instruments	(5)	(5)	–	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2024	117,858	11,747	93,078	2,067	–	10,966

As of December 31, 2023				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	130,454	19,198	92,202	4,732	–	14,322
Currency translation adjustment before net investment hedge	(13,696)	(7,881)	–	(2,285)	–	(3,530)
Net investment hedge – open instruments	(5)	(5)	–	–	–	—
Shareholders’ equity at exchange rate as of December 31, 2023	116,753	11,312	92,202	2,447	–	10,792

As of December 31, 2022				Pound		Other
(M$)	Total	Euro	Dollar	sterling	Ruble	currencies
Shareholders’ equity at historical exchange rate	124,560	15,835	88,902	6,258	45	13,520
Currency translation adjustment before net investment hedge	(12,831)	(7,170)	–	(2,463)	(30)	(3,168)
Net investment hedge – open instruments	(5)	(5)	–	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2022	111,724	8,660	88,902	3,795	15	10,352

Based on the 2024 financial statements, a conversion using rates different from + or - 10% for each of the currencies below would have the following impact on shareholders equity and net income (TotalEnergies share):

As of December 31, 2024		Pound
(M$)	Euro	sterling	Ruble
Impact of an increase of 10% of exchange rates on:
– Shareholders’ equity	1,175	207	–
– net income (TotalEnergies share)	183	54	–
Impact of a decrease of (10)% of exchange rates on:
– Shareholders’ equity	(1,175)	(207)	–
– net income (TotalEnergies share)	(183)	(54)	–

Stock market risk

TotalEnergies holds interests in a number of publicly-traded companies (refer to Note 8 to the Consolidated Financial Statements). The market value of these holdings fluctuates due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

Liquidity risk

TotalEnergies SE has committed credit facilities granted by international banks allowing it to benefit from significant liquidity reserves.

As of December 31, 2024, these credit facilities amounted to $10,353 million and were entirely undrawn. The agreements underpinning credit facilities granted to TotalEnergies SE do not contain conditions related to TotalEnergies’ financial ratios, to its credit ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position.

F-84	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

As of December 31, 2024, the aggregated amount of the main committed credit facilities granted by international banks to the TotalEnergies’ companies, including TotalEnergies SE, was $10,919 million, of which $10,779 million were unutilized.

Credit facilities granted to the TotalEnergies’ companies other than TotalEnergies SE are not intended to fund TotalEnergies’ general corporate purposes; they are intended to fund either general corporate purposes of the borrowing affiliate, or a specific project.

The following tables show the maturity of the financial assets and liabilities of TotalEnergies as of December 31, 2024, 2023 and 2022 (refer to Note 15.1 to the Consolidated Financial Statements).

As of December 31, 2024
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	–	(4,109)	(3,889)	(4,459)	(5,521)	(24,662)	(42,640)
Non-current financial assets excluding derivative financial instruments	–	183	275	130	114	710	1,412
Current borrowings	(10,024)	–	–	–	–	–	(10,024)
Other current financial liabilities	(664)	–	–	–	–	–	(664)
Current financial assets	6,914	–	–	–	–	–	6,914
Net financial assets and liabilities held for sale or exchange	(44)	–	–	–	–	–	(44)
Cash and cash equivalents	25,844	–	–	–	–	–	25,844
Net amount before financial expense	22,026	(3,926)	(3,614)	(4,329)	(5,407)	(23,952)	(19,202)
Financial expense on non-current financial debt	(827)	(822)	(784)	(785)	(608)	(12,802)	(16,628)
Interest differential on swaps	(342)	(295)	(247)	(240)	(183)	(535)	(1,842)
NET AMOUNT	20,857	(5,043)	(4,645)	(5,354)	(6,198)	(37,289)	(37,672)

As of December 31, 2023
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	–	(5,079)	(3,816)	(3,615)	(4,356)	(22,525)	(39,391)
Non-current financial assets excluding derivative financial instruments	–	132	107	244	100	725	1,308
Current borrowings	(9,590)	–	–	–	–	–	(9,590)
Other current financial liabilities	(446)	–	–	–	–	–	(446)
Current financial assets	6,585	–	–	–	–	–	6,585
Net financial assets and liabilities held for sale or exchange	(310)	–	–	–	–	–	(310)
Cash and cash equivalents	27,263	–	–	–	–	–	27,263
Net amount before financial expense	23,502	(4,947)	(3,709)	(3,371)	(4,256)	(21,800)	(14,581)
Financial expense on non-current financial debt	(469)	(517)	(460)	(430)	(390)	(4,242)	(6,508)
Interest differential on swaps	(355)	(265)	(261)	(216)	(209)	(537)	(1,843)
NET AMOUNT	22,678	(5,729)	(4,430)	(4,017)	(4,855)	(26,579)	(22,932)

As of December 31, 2022
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	–	(6,719)	(4,527)	(3,356)	(3,503)	(25,856)	(43,961)
Non-current financial assets excluding derivative financial instruments	–	367	85	85	85	806	1,428
Current borrowings	(15,502)	–	–	–	–	–	(15,502)
Other current financial liabilities	(488)	–	–	–	–	–	(488)
Current financial assets	8,746	–	–	–	–	–	8,746
Net financial assets and liabilities held for sale or exchange	38	–	–	–	–	–	38
Cash and cash equivalents	33,026	–	–	–	–	–	33,026
Net amount before financial expense	25,820	(6,352)	(4,442)	(3,271)	(3,418)	(25,050)	(16,713)
Financial expense on non-current financial debt	(662)	(583)	(515)	(449)	(416)	(4,611)	(7,236)
Interest differential on swaps	(431)	(312)	(264)	(272)	(221)	(761)	(2,261)
NET AMOUNT	24,727	(7,247)	(5,221)	(3,992)	(4,055)	(30,422)	(26,210)

The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2024, 2023 and 2022 (refer to Note 14 of the notes to the Consolidated Financial Statements).

As of December 31,
Assets/(Liabilities)
(M$)	2024	2023	2022
Accounts payable	(39,932)	(41,335)	(41,346)
Other operating liabilities	(20,242)	(19,937)	(35,186)
including derivative financial instruments related to commodity contracts (liabilities)	(7,680)	(7,650)	(18,774)
Accounts receivable, net	19,281	23,442	24,378
Other operating receivables	16,846	14,952	28,289
including derivative financial instruments related to commodity contracts (assets)	9,072	7,012	20,220
TOTAL	(24,047)	(22,878)	(23,865)

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

Form 20-F 2024 TotalEnergies	F-85

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The following table presents TotalEnergies’ maximum credit risk exposure:

As of December 31,
Assets/(Liabilities)
(M$)	2024	2023	2022
Loans to equity affiliates (Note 8)	6,533	4,562	3,733
Loans and advances (Note 6)	2,175	2,222	1,837
Other non-current financial assets related to operational activities (Note 6)	1,677	1,761	250
Non-current financial assets (Note 15.1)	2,305	2,395	2,731
Accounts receivable (Note 5)	19,281	23,442	24,378
Other operating receivables (Note 5)	16,846	14,952	28,289
Current financial assets (Note 15.1)	6,914	6,585	8,746
Cash and cash equivalents (Note 15.1)	25,844	27,263	33,026
TOTAL	81,575	83,182	102,990

The valuation allowance on accounts receivable, other operating receivables and on loans and advances is detailed in Notes 5 and 6 to the Consolidated Financial Statements.

As part of its credit risk management related to operating and financing activities, TotalEnergies has developed margining agreements with certain counterparties. As of December 31, 2024, the net margin call paid amounted to $3,002 million (against $2,435 million paid as of December 31, 2023 and $2,857 million paid as of December 31, 2022).

TotalEnergies has established a number of programs for the sale of receivables, without recourse, with various banks, primarily to reduce its exposure to such receivables. As a result of these programs TotalEnergies retains no risk of payment default after the sale, but may continue to service the customer accounts as part of a service arrangement on behalf of the buyer and is required to pay to the buyer payments it receives from the customers relating to the receivables sold. As of December 31, 2024, the net value of receivables sold amounted to $9,643 million. TotalEnergies has substantially transferred all the risks and rewards related to receivables. No financial asset or liability remains recognized in the consolidated balance sheet after the date of sale.

Furthermore, in 2024, TotalEnergies conducted several operations of reverse factoring. The value of factored payables outstanding at year-end is $466 million.

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

F-86	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 15

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

Form 20-F 2024 TotalEnergies	F-87

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 16

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

					Net balance
As of December 31, 2024	Gross value		Amounts		sheet value		Other
(M$)	before offsetting		offset		presented		amounts not	Net carrying	Fair
Assets / (Liabilities)	assets	liabilities	assets(c)	liabilities(c)	assets	liabilities	offset	amount	value(b)
Gas & Power activities
Swaps	117	(129)	(7)	7	110	(122)	–	(12)	(12)
Forwards(a)	8,060	(6,595)	(79)	79	7,981	(6,516)	–	1,465	1,465
Options	277	–	–	–	277	–	–	277	277
Futures	–	–	–	–	–	–	–	–	–
Other/Collateral	–	–	–	–	–	–	403	403	403
Total Gas & Power	8,454	(6,724)	(86)	86	8,368	(6,638)	403	2,133	2,133
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	85	(46)	(44)	44	41	(2)	–	39	39
Forwards(a)	656	(1,012)	(14)	14	642	(998)	–	(356)	(356)
Options	70	(102)	(60)	60	10	(42)	–	(32)	(32)
Futures	–	–	–	–	–	–	–	–	–
Options on futures	66	(55)	(55)	55	11	–	–	11	11
Other/Collateral	–	–	–	–	–	–	–	–	–
Total crude oil, petroleum products and freight rates	877	(1,215)	(173)	173	704	(1,042)	–	(338)	(338)
TOTAL	9,331	(7,939)	(259)	259	9,072	(7,680)	403	1,795	1,795
Total of fair value non recognized in the balance sheet									–
(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

					Net balance
As of December 31, 2023	Gross value		Amounts		sheet value		Other
(M$)	before offsetting		offset		presented		amounts not	Net carrying	Fair
Assets / (Liabilities)	assets	liabilities	assets(c)	liabilities(c)	assets	liabilities	offset	amount	value(b)
Gas & Power activities
Swaps	116	(125)	(27)	27	89	(98)	–	(9)	(9)
Forwards(a)	5,875	(6,369)	(253)	253	5,622	(6,116)	–	(494)	(494)
Options	540	–	–	–	540	–	–	540	540
Futures	2	–	–	–	2	–	–	2	2
Other/Collateral	–	–	–	–	–	–	109	109	109
Total Gas & Power	6,533	(6,494)	(280)	280	6,253	(6,214)	109	148	148
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	66	(50)	(28)	28	38	(22)	–	16	16
Forwards(a)	655	(1,348)	(13)	13	642	(1,335)	–	(693)	(693)
Options	23	(97)	(23)	23	–	(74)	–	(74)	(74)
Futures	1	–	—	–	1	–	–	1	1
Options on futures	287	(214)	(209)	209	78	(5)	–	73	73
Other/Collateral	–	–	–	–	–	–	–	–	–
Total crude oil, petroleum products and freight rates	1,032	(1,709)	(273)	273	759	(1,436)	–	(677)	(677)
TOTAL	7,565	(8,203)	(553)	553	7,012	(7,650)	109	(529)	(529)
Total of fair value non recognized in the balance sheet									–

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

F-88	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 16

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

(c)	Amounts offset in accordance with IAS 32.

Commitments on crude oil and refined products have, for the most part, a short-term maturity (less than one year).

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31,	Fair value	Impact on	Settled		Fair value as of
(M$)	as of January 1,	income	contracts	Other	December 31,
Gas & Power activities
2024	39	(345)	2,000	36	1,730
2023	2,347	(5,792)	3,681	(197)	39
2022	6,383	11,406	(15,628)	186	2,347
Crude oil, petroleum products and freight rates activities
2024	(677)	10,118	(9,779)	–	(338)
2023	(901)	11,033	(10,812)	3	(677)
2022	(137)	5,891	(6,655)	–	(901)

The fair value hierarchy for financial instruments related to commodity contracts is as follows:

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2024	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Gas & Power activities	(78)	(38)	1,846	1,730
Crude oil, petroleum products and freight rates activities	13	(351)	–	(338)
TOTAL	(65)	(389)	1,846	1,392

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2023	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Gas & Power activities	1,054	1,677	(2,692)	39
Crude oil, petroleum products and freight rates activities	73	(750)	–	(677)
TOTAL	1,127	927	(2,692)	(638)

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2022	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Gas & Power activities	1,034	1,678	(365)	2,347
Crude oil, petroleum products and freight rates activities	98	(999)	–	(901)
TOTAL	1,132	679	(365)	1,446

Financial instruments classified as level 3 are mainly composed of long-term liquefied natural gas purchase and sale contracts which relate to the trading activity.

The management of positions is carried out on the basis of a net value of LNG purchase and sale commitments; the valuation of contracts is based on observable market data, such as commodity forward prices, but it also takes into account unobservable data on contract performance (assumptions on the variable terms of the contracts, on the availability of infrastructures, on the performance of counterparties…).

Form 20-F 2024 TotalEnergies	F-89

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 16

The valuation of LNG contracts is sensitive to changes in oil and natural gas prices on North American, Asian and European markets, as well as to these assumptions on contract performance.

TotalEnergies’ management horizon is 12 months in 2024 (as in 2023 and 2022), and includes the full annual delivery program of LNG cargoes for the following year.

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

Cash Flow hedge

The impact on the income statement and other comprehensive income of the hedging instruments related to commodity contracts and qualified as cash flow hedges is detailed as follows:

As of December 31
(M$)	2024	2023	2022
Profit (Loss) recorded in other comprehensive income of the period	2,670	2,770	(5,524)
Recycled amount from other comprehensive income to the income statement of the period	(2,671)	117	1,317

These financial instruments are mainly European gas, power and CO2 emission rights derivatives.

As of December 31, 2024, the ineffective portion of these financial instruments is $127 million (the ineffective portion of the financial instruments was $124 million in 2023 and $132 million in 2022).

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

Gas & Power division trading: “value-at-risk” with a 97.5% probability

As of December 31,
(M$)	High	Low	Average	Year end
2024	139	19	54	77
2023	111	16	54	54
2022	119	15	53	92

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

Trading & Shipping: “value-at-risk with” a 97.5% probability

As of December 31,
(M$)	High	Low	Average	Year end
2024	53	8	24	16
2023	74	17	37	28
2022	48	9	22	27

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

F-90	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Conolidated Financial Statements
Note 17

Note 17 Post closing events

There are no post-balance sheet events that could have a material impact on the Company’s financial statements.

Form 20-F 2024 TotalEnergies	F-91

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Note 18 Consolidation scope

As of December 31, 2024, 1,441 entities are consolidated of which 199 are accounted for under the equity method (E).

The table below presents a comprehensive list of the consolidated entities:

Business		% Company		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Exploration & Production
	Abu Dhabi Gas Industries Limited	15.00%	E	United Arab Emirates	United Arab Emirates
	Angola LNG Supply Services, LLC	13.60%	E	United States	United States
	Bayou Bend CCS OpCo LLC	25.00%	E	United States	United States
	Bonny Gas Transport Limited	15.00%	E	Bermuda	Nigeria
	Brass Holdings B.V.	100.00%		Netherlands	Nigeria
	Brass LNG Limited	20.48%	E	Nigeria	Nigeria
	Congo Forest Company (CFC)	100.00%		Congo	Congo
	Dolphin Energy Limited	24.50%	E	United Arab Emirates	United Arab Emirates
	E.F. Oil And Gas Limited	100.00%		United Kingdom	United Kingdom
	East African Crude Oil Pipeline (EACOP) Ltd	62.00%	E	United Kingdom	Uganda
	Elf E&P	100.00%		France	France
	Elf Exploration UK Limited	100.00%		United Kingdom	United Kingdom
	Elf Petroleum Iran	100.00%		France	Iran
	Elf Petroleum UK Limited	100.00%		United Kingdom	United Kingdom
	Gas Investment and Services Company Limited	10.00%	E	Bermuda	Oman
	Global Forestry Development (GFD)	49.00%	E	Belgium	Belgium
	Luna Carbon Storage ANS	40.00%	E	Norway	Norway
	Mabruk Oil Operations	49.02%		France	Libya
	Net Zero North Sea Storage Holdings Ltd	10.00%	E	United Kingdom	United Kingdom
	Norpipe Oil AS	34.93%	E	Norway	Norway
	Norpipe Petroleum UK Limited	45.22%	E	United Kingdom	Norway
	Norpipe Terminal Holdco Limited	45.22%	E	United Kingdom	Norway
	Norsea Pipeline Limited	45.22%	E	United Kingdom	Norway
	North Oil Company	30.00%	E	Qatar	Qatar
	Northern Lights JV DA	33.33%	E	Norway	Norway
	Pars LNG Limited	40.00%	E	Bermuda	Iran
	Private Oil Holdings Oman Limited	10.00%	E	United Kingdom	Oman
	SapuraOMV Block 30 S.de R.L. de C.V.	100.00%		Mexico	Mexico
	Stogg Eagle Funding B.V.	100.00%		Netherlands	Nigeria
	TOQAP Guyana B.V.	60.00%		Netherlands	Guyana
	Total Austral	100.00%		France	Argentina
	Total E&P Al Shaheen A/S	100.00%		Denmark	Qatar
	Total E&P Angola Block 15/06	100.00%		France	Angola
	Total E&P Angola Block 33	100.00%		France	Angola
	Total E&P Angola Block 39	100.00%		France	Angola
	Total E&P Chine	100.00%		France	China
	Total E&P Guyane Francaise	100.00%		France	France
	Total E&P Jutland Denmark B.V.	100.00%		Netherlands	Denmark
	Total E&P Kurdistan Region of Iraq (Harir) B.V.	100.00%		Netherlands	Iraq
	Total E&P Kurdistan Region of Iraq (Safen) B.V.	100.00%		Netherlands	Iraq
	Total E&P Kurdistan Region of Iraq (Taza) B.V.	100.00%		Netherlands	Iraq
	Total E&P Kurdistan Region of Iraq B.V.	100.00%		Netherlands	Iraq
	Total E&P M2 Holdings Limited	100.00%		South Africa	South Africa
	Total E&P Participations Petrolieres Congo	100.00%		Congo	Congo
	Total E&P Philippines B.V.	100.00%		Netherlands	Philippines
	Total E&P Services China Company Limited	100.00%		China	China
	Total E&P South Pars	100.00%		France	Iran
	Total E&P South Sudan	100.00%		France	South Sudan
	Total E&P Syrie	100.00%		France	Syria
	Total E&P Tajikistan B.V.	100.00%		Netherlands	Tajikistan
	Total Oil and Gas South America	100.00%		France	France
	Total Pars LNG	100.00%		France	France
	Total South Pars	100.00%		France	Iran
	TotalEnergies Anchor USA LLC	100.00%		United States	United States
	TotalEnergies BTC B.V.	100.00%		Netherlands	Azerbaijan
	TotalEnergies Carbon Solutions	100.00%		France	France
	TotalEnergies CCS UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies CCS USA, LLC	100.00%		United States	United States
	TotalEnergies Denmark ASW	100.00%		United States	Denmark
	TotalEnergies Denmark ASW Pipeline ApS	100.00%		Denmark	Denmark
	TotalEnergies E&P Algerie	100.00%		France	Algeria
	TotalEnergies E&P Algerie Berkine A/S	100.00%		Denmark	Algeria
	TotalEnergies E&P Americas LLC	100.00%		United States	United States
	TotalEnergies E&P Colombie	100.00%		France	Colombia
	TotalEnergies E&P New Ventures Inc.	100.00%		United States	United States
	TotalEnergies E&P North Sea UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies E&P Research & Technology USA LLC	100.00%		United States	United States
	TotalEnergies E&P UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies E&P USA Inc.	100.00%		United States	United States
	TotalEnergies E&P USA Oil Shale LLC	100.00%		United States	United States
	TotalEnergies E&P USA Well Containment LLC	100.00%		United States	United States
	TotalEnergies East Africa Midstream B.V.	100.00%		Netherlands	Uganda
	TotalEnergies EP Absheron B.V.	100.00%		Netherlands	Azerbaijan
	TotalEnergies EP Abu Al Bu Khoosh	100.00%		France	United Arab Emirates

F-92	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies EP Angola	100.00%	France	Angola
TotalEnergies EP Angola Block 16	100.00%	France	Angola
TotalEnergies EP Angola Block 16 Holdings	100.00%	France	Angola
TotalEnergies EP Angola Block 16-21	100.00%	France	Angola
TotalEnergies EP Angola Block 17.06	100.00%	France	Angola
TotalEnergies EP Angola Block 20	100.00%	France	Angola
TotalEnergies EP Angola Block 25	100.00%	France	Angola
TotalEnergies EP Angola Block 29	100.00%	France	Angola
TotalEnergies EP Angola Block 32	100.00%	France	Angola
TotalEnergies EP Angola Block 40	100.00%	France	Angola
TotalEnergies EP Angola Block 48 B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Aotearoa Sdn Bhd	100.00%	Malaysia	New Zealand
TotalEnergies EP Asia Pacific Pte. Ltd	100.00%	Singapore	Singapore
TotalEnergies EP Azerbaijan B.V.	100.00%	Netherlands	Azerbaijan
TotalEnergies EP Block 9	100.00%	France	Lebanon
TotalEnergies EP Bolivie	100.00%	France	Bolivia
TotalEnergies EP Brasil Ltda	100.00%	Brazil	Brazil
TotalEnergies EP Bulgaria B.V.	100.00%	Netherlands	Bulgaria
TotalEnergies EP Cambodge	100.00%	France	Cambodia
TotalEnergies EP Chissonga	100.00%	France	Angola
TotalEnergies EP Company UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies EP Congo	85.00%	Congo	Congo
TotalEnergies EP Cyprus B.V.	100.00%	Netherlands	Cyprus
TotalEnergies EP Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies EP Danmark A/S - CPH	100.00%	Denmark	Denmark
TotalEnergies EP Dolphin Holdings	100.00%	France	France
TotalEnergies EP Dolphin Midstream	100.00%	France	France
TotalEnergies EP Dolphin Upstream	100.00%	France	Qatar
TotalEnergies EP France	100.00%	France	France
TotalEnergies EP Gabon	58.28%	Gabon	Gabon
TotalEnergies EP Gass Handel Norge AS	100.00%	Norway	Norway
TotalEnergies EP Gastransport Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP Golfe	100.00%	France	Qatar
TotalEnergies EP Greece B.V.	100.00%	Netherlands	Greece
TotalEnergies EP Guyana B.V.	100.00%	Netherlands	Guyana
TotalEnergies EP Holdings Russia	100.00%	France	France
TotalEnergies EP Holdings UAE B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP International K1 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International K2 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International K3 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP Iran B.V.	100.00%	Netherlands	Iran
TotalEnergies EP Iraq	100.00%	France	Iraq
TotalEnergies EP Italia S.p.A.	100.00%	Italy	Italy
TotalEnergies EP Kazakhstan	100.00%	France	Kazakhstan
TotalEnergies EP Kenya B.V.	100.00%	Netherlands	Kenya
TotalEnergies EP Liban S.A.L.	100.00%	Lebanon	Lebanon
TotalEnergies EP Libye	100.00%	France	Libya
TotalEnergies EP Lower Zakum B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP Malaysia	100.00%	France	Malaysia
TotalEnergies EP Mauritania Block C18 B.V.	100.00%	Netherlands	Mauritania
TotalEnergies EP Mauritania Block C9 B.V.	100.00%	Netherlands	Mauritania
TotalEnergies EP Mauritania Blocks DW B.V.	100.00%	Netherlands	Mauritania
TotalEnergies EP Mauritanie	100.00%	France	Mauritania
TotalEnergies EP M'Bridge B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Mexico S.A. de C.V.	100.00%	Mexico	Mexico
TotalEnergies EP Myanmar	100.00%	France	Myanmar
TotalEnergies EP Namibia B.V.	100.00%	Netherlands	Namibia
TotalEnergies EP Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP Nigeria Deepwater A Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater B Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater C Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater D Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater E Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater F Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater G Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater H Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria S.A.S.	100.00%	France	France
TotalEnergies EP Norge AS	100.00%	Norway	Norway
TotalEnergies EP Oman Block 11 B.V.	100.00%	France	Oman
TotalEnergies EP Oman S.A.S.	100.00%	France	Oman
TotalEnergies EP Petroleum Angola	100.00%	France	Angola
TotalEnergies EP Pipelines Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies EP Profils Petroliers	100.00%	France	France
TotalEnergies EP Qatar	100.00%	France	Qatar
TotalEnergies EP Qatar 2	100.00%	France	Qatar
TotalEnergies EP Ratawi Hub	100.00%	France	Iraq
TotalEnergies EP Russie	100.00%	France	Russia
TotalEnergies EP Sao Tome and Principe B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Sebuku	100.00%	France	Indonesia
TotalEnergies EP Senegal	100.00%	France	Senegal
TotalEnergies EP Services Brazil B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP South Africa Block 567 (Pty) Ltd	100.00%	South Africa	South Africa

Form 20-F 2024 TotalEnergies	F-93

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies EP South Africa S.A.S.	100.00%	France	South Africa
TotalEnergies EP Suriname B.V.	100.00%	Netherlands	Suriname
TotalEnergies EP Thailand	100.00%	France	Thailand
TotalEnergies EP UAE Unconventional Gas B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP Uganda S.A.S.	100.00%	France	Uganda
TotalEnergies EP Umm Lulu SARB	100.00%	France	United Arab Emirates
TotalEnergies EP Umm Shaif Nasr B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP Vostok LLC	100.00%	Russia	Russia
TotalEnergies EP Waha	100.00%	France	Libya
TotalEnergies EP Well Response	100.00%	France	France
TotalEnergies EP Western Australia Pty Ltd	100.00%	Australia	Australia
TotalEnergies EP Yemen	100.00%	France	Yemen
TotalEnergies EP Yemen Block 3 B.V.	100.00%	Netherlands	Yemen
TotalEnergies Holdings EACOP S.A.S.	100.00%	France	Uganda
TotalEnergies Holdings International B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Holdings Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Jack USA LLC	100.00%	United States	United States
TotalEnergies LNG Supply Services USA	100.00%	United States	United States
TotalEnergies Nature Based Solutions	100.00%	France	France
TotalEnergies Nature Based Solutions II	100.00%	France	France
TotalEnergies Nederland Facilities Management B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Offshore GB Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies Offshore UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies Petroleo & Gas Brasil Ltda	100.00%	Brazil	Brazil
TotalEnergies Shipping Brazil B.V.	100.00%	Netherlands	Brazil
TotalEnergies Upstream Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies Upstream Nigeria	100.00%	Nigeria	Nigeria
TotalEnergies Upstream UK Ltd	100.00%	United Kingdom	United Kingdom
Uintah Colorado Resources II, LLC	100.00%	United States	United States
Uintah Colorado Resources, LLC	66.67%	United States	United States

Business		% Company		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Integrated LNG
	Abu Dhabi Gas Liquefaction Company Limited	5.00%	E	United Arab Emirates	United Arab Emirates
	Adani Total Gas Ltd (d)	37.40%	E	India	India
	Adani Total LNG Singapore Pte. Ltd	50.00%	E	Singapore	Singapore
	Adani Total Private Limited	50.00%	E	India	India
	Angola LNG Ltd	13.60%	E	Bermuda	Angola
	BioBearn S.A.S.	100.00%		France	France
	BioDeac S.A.S.	65.00%	E	France	France
	BioGasconha S.A.S.	100.00%		France	France
	Biogaz Breuil	100.00%		France	France
	Biogaz Chatillon	100.00%		France	France
	Biogaz Corcelles	100.00%		France	France
	Biogaz Epinay	100.00%		France	France
	Biogaz Libron	100.00%		France	France
	Biogaz Milhac	100.00%		France	France
	Biogaz Soignolles	100.00%		France	France
	Biogaz Torcy	100.00%		France	France
	Biogaz Vert Le Grand	100.00%		France	France
	Biogaz Viriat	100.00%		France	France
	BioLoie S.A.S.	55.00%	E	France	France
	BioPommeria S.A.S.	100.00%		France	France
	BioQuercy S.A.S.	66.00%	E	France	France
	Bioroussillon S.A.S.	100.00%		France	France
	Biovilleneuvois S.A.S.	100.00%		France	France
	Cameron LNG Holdings LLC	16.60%	E	United States	United States
	Del Rio Funding LLC (a)	59.53%	E	United States	United States
	ECA LNG Holdings B.V.	16.60%	E	Netherlands	Netherlands
	Fonroche Energies Renouvelables S.A.S.	100.00%		France	France
	Gas Del Litoral SRLCV	25.00%	E	Mexico	Mexico
	Global LNG North America Corporation	100.00%		United States	United States
	Global LNG S.A.S.	100.00%		France	France
	Greenflex Actirent Group, S.L.	100.00%		Spain	Spain
	Greenflex S.A.S.	100.00%		France	France
	Gulf Total Tractebel Power Company PSJC	20.00%	E	United Arab Emirates	United Arab Emirates
	Ichthys LNG Pty Limited	26.00%	E	Australia	Australia
	Margeriaz Energie	100.00%		France	France
	Marsa LNG, LLC	80.00%	E	Oman	Oman
	Methanergy	100.00%		France	France
	Moz LNG1 Co-Financing Company	26.50%		Mozambique	Mozambique
	Moz LNG1 Holding Company Ltd	26.50%		United Arab Emirates	United Arab Emirates
	Mozambique LNG Marine Terminal Company S.A.	26.50%		Mozambique	Mozambique
	Mozambique LNG1 Financing Company Ltd	26.50%		United Arab Emirates	United Arab Emirates
	Mozambique MOF Company S.A.	26.50%		Mozambique	Mozambique
	National Gas Shipping Company Limited	5.00%	E	United Arab Emirates	United Arab Emirates
	Nigeria LNG Limited	15.00%	E	Nigeria	Nigeria
	Oman LNG, LLC	5.54%	E	Oman	Oman
	Papua LNG Development Pte Ltd	100.00%		Singapore	Papua New Guinea
	PGB Energetyka	100.00%		Poland	Poland
	PGB Energetyka 1	100.00%		Poland	Poland
	PGB Energetyka 2	100.00%		Poland	Poland
	PGB Energetyka 3	100.00%		Poland	Poland

F-94	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

PGB Energetyka 4	100.00%		Poland	Poland
PGB Energetyka 5	100.00%		Poland	Poland
PGB Energetyka 6	100.00%		Poland	Poland
PGB Energetyka 7	100.00%		Poland	Poland
PGB Energetyka 8	100.00%		Poland	Poland
PGB Energetyka 9	100.00%		Poland	Poland
PGB Energetyka 10	100.00%		Poland	Poland
PGB Energetyka 11	100.00%		Poland	Poland
PGB Energetyka 12	100.00%		Poland	Poland
PGB Energetyka 13	100.00%		Poland	Poland
PGB Energetyka 14	100.00%		Poland	Poland
PGB Energetyka 15	100.00%		Poland	Poland
PGB Energetyka 16	100.00%		Poland	Poland
PGB Energetyka 17	100.00%		Poland	Poland
PGB Energetyka 18	100.00%		Poland	Poland
PGB Energetyka 19	100.00%		Poland	Poland
PGB Energetyka 20	100.00%		Poland	Poland
PGB Energetyka 21	100.00%		Poland	Poland
PGB Energetyka 22	100.00%		Poland	Poland
PGB Energetyka 23	100.00%		Poland	Poland
PGB Energetyka 24	100.00%		Poland	Poland
PGB Energetyka 25	100.00%		Poland	Poland
PGB Energetyka 26	100.00%		Poland	Poland
PGB Energetyka 27	100.00%		Poland	Poland
PGB Energetyka 28	100.00%		Poland	Poland
PGB Inwestycje	100.00%		Poland	Poland
PGB Serwis	100.00%		Poland	Poland
Polska Grupa Biogazowa S.A.	100.00%		Poland	Poland
Qatar Liquefied Gas Company Limited (II)	16.70%	E	Qatar	Qatar
Qatar Liquified Gas Company Limited 10 (QG10) - NFS Project	25.00%	E	Qatar	Qatar
Qatar Liquified Gas Company Limited 5 (QG5) - NFE Project	25.00%	E	Qatar	Qatar
Rio Grande LNG Intermediate Holdings, LLC (b)	20.31%	E	United States	United States
South Hook LNG Terminal Company Limited	8.35%	E	United Kingdom	United Kingdom
Total E&P East El Burullus Offshore B.V.	100.00%		Netherlands	Egypt
Total E&P Egypt Block 2 B.V.	100.00%		Netherlands	Egypt
Total E&P Indonesie	100.00%		France	Indonesia
Total Eren H2	80.00%	E	France	France
Total Shenergy LNG (Shanghai) Co., Ltd.	49.00%	E	China	China
TotalEnergies Australia Unit Trust (c)	0.00%		Australia	Australia
TotalEnergies Biogas Holdings USA, LLC	100.00%		United States	United States
TotalEnergies Biogaz France	100.00%		France	France
TotalEnergies CCS Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies E&P SW Texas, LLC	100.00%		United States	United States
TotalEnergies E&P Yamal	100.00%		France	France
TotalEnergies EP Angola Developpement Gaz	100.00%		France	Angola
TotalEnergies EP Australia	100.00%		France	Australia
TotalEnergies EP Australia II	100.00%		France	Australia
TotalEnergies EP Australia III	100.00%		France	Australia
TotalEnergies EP Barnett USA	100.00%		United States	United States
TotalEnergies EP CentralAmerica Sdn Bhd	100.00%		Malaysia	Malaysia
TotalEnergies EP Egypt North Ras Kanayis Offshore B.V.	100.00%		Netherlands	Egypt
TotalEnergies EP Egypte	100.00%		France	Egypt
TotalEnergies EP Exploration Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies EP Holdings Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies EP Holdings Mauritius Ltd	100.00%		Mauritius Island	Mauritius Island
TotalEnergies EP Ichthys Holdings	100.00%		France	France
TotalEnergies EP Ichthys Pty Ltd	100.00%		Australia	Australia
TotalEnergies EP JV New Zealand Sdn Bhd	100.00%		Malaysia	Malaysia
TotalEnergies EP Kundu Limited	100.00%		Papua New Guinea	Papua New Guinea
TotalEnergies EP Malaysia Holdings Sdn Bhd	100.00%		Malaysia	Malaysia
TotalEnergies EP Malaysia International Sdn. Bhd	100.00%		Malaysia	Malaysia
TotalEnergies EP Mozambique Area1, Ltda	100.00%		Mozambique	Mozambique
TotalEnergies EP Oceania Sdn Bhd	100.00%		Malaysia	Malaysia
TotalEnergies EP Oman Block 12 B.V.	100.00%		Netherlands	Oman
TotalEnergies EP Oman Development B.V.	100.00%		Netherlands	Oman
TotalEnergies EP PNG Ltd	100.00%		Papua New Guinea	Papua New Guinea
TotalEnergies EP PNG2 B.V.	100.00%		Netherlands	Papua New Guinea
TotalEnergies EP Sabah Sdn Bhd	100.00%		Malaysia	Malaysia
TotalEnergies EP Salmanov	100.00%		France	France
TotalEnergies EP Sarawak Inc	100.00%		Bahamas	Malaysia
TotalEnergies EP Singapore Pte. Ltd.	100.00%		Singapore	Singapore
TotalEnergies EP Sureste Sdn Bhd	100.00%		Malaysia	Malaysia
TotalEnergies EP Tengah	100.00%		France	Indonesia
TotalEnergies EP Transshipment S.A.S.	100.00%		France	France
TotalEnergies EP Western Australia Sdn Bhd	100.00%		Malaysia	Malaysia
TotalEnergies Gas & Power Asia Private Limited	100.00%		Singapore	Singapore
TotalEnergies Gas & Power Holdings UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Gas & Power Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Gas & Power North America, Inc.	100.00%		United States	United States
TotalEnergies Gas & Power Services UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Gas Pipeline USA, Inc.	100.00%		United States	United States
TotalEnergies Gaz & Electricite Holdings	100.00%		France	France

Form 20-F 2024 TotalEnergies	F-95

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies GLNG Australia	100.00%		France	Australia
TotalEnergies GLNG Holdings Australia S.A.S.	100.00%		France	Australia
TotalEnergies LNG Angola	100.00%		France	France
TotalEnergies LNG services France	100.00%		France	France
TotalEnergies Sviluppo Italia S.R.L.	100.00%		Italy	Italy
TotalEnergies USA International LLC	100.00%		United States	United States
TotalEnergies Yemen LNG Company Ltd	100.00%		Bermuda	Bermuda
Yamal LNG	20.02%	E	Russia	Russia
Yemen LNG Company Limited	39.62%	E	Bermuda	Yemen

Business		% Company		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Integrated Power
	Abarloar Solar S.L.U.	100.00%		Spain	Spain
	Abeto Solar, S.L.U.	100.00%		Spain	Spain
	Access Building Egypt Solar One	100.00%		Egypt	Egypt
	Access Egypt Solar One	100.00%		Egypt	Egypt
	Adani Green Energy Ltd	19.75%	E	India	India
	Adani Green Energy Twenty Three Limited	50.00%	E	India	India
	Adani Renewable Energy Holding Nine Limited	50.00%	E	India	India
	Adani Renewable Energy Sixty four Limited	50.00%	E	India	India
	Advanced Thermal Batteries Inc.	50.00%	E	United States	United States
	Aerospatiale Batteries (ASB)	50.00%	E	France	France
	Aerowatt Energies	65.00%	E	France	France
	Aerowatt Energies 2	51.00%	E	France	France
	AES CFE Holding III, LLC	30.00%	E	United States	United States
	Al Kharsaa Solar Holdings B.V.	49.00%	E	Netherlands	Netherlands
	Alberche Conex, S.L.	100.00%		Spain	Spain
	Alcad AB	100.00%		Sweden	Sweden
	Alicante	50.00%	E	France	France
	Alicante 2	50.00%	E	France	France
	Altergie Territoires 2	44.58%	E	France	France
	Altergie Territoires 3	50.00%	E	France	France
	Altergie Territoires 5	50.00%	E	France	France
	Amber Solar Power Cinco, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Cuatro, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Dieciseis, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Diez, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Nueve, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Quince, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Tres, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Uno, S.L.	65.00%	E	Spain	Spain
	Amura Solar, S.L.U.	100.00%		Spain	Spain
	Anayet Solar, S.L.U.	100.00%		Spain	Spain
	Anclote Solar, S.L.U.	100.00%		Spain	Spain
	Ancora Solar, S.L.U.	100.00%		Spain	Spain
	Anemopetra	100.00%		Greece	Greece
	Arbotante Solar, S.L.U.	100.00%		Spain	Spain
	Armada Solar, S.L.U.	100.00%		Spain	Spain
	Atolon Solar, S.L.U.	100.00%		Spain	Spain
	Attentive Energy, LLC	56.00%	E	United States	United States
	Auriga Generacion S.L.	100.00%		Spain	Spain
	Automotive Cells Company, S.E.	24.27%	E	France	France
	Avenir Solaire Etoile	100.00%		France	France
	Avenir Solaire Portfolio	100.00%		France	France
	Avenir Solaire Rhea	100.00%		France	France
	Avenir Solaire Tethys	100.00%		France	France
	Avenir Solaire Titan	100.00%		France	France
	Baker Creek Solar, LLC	100.00%		United States	United States
	Ballupur Solar Power Projects Private Ltd	50.00%	E	India	India
	Baltic Sea OFW O-2.2 GmbH	100.00%		Germany	Germany
	Baser Comercializadora de Referencia	100.00%		Spain	Spain
	Belharra	100.00%		France	France
	Bidasoa Conex, S.L.	100.00%		Spain	Spain
	BJL11 Solar S.A.	90.00%		Brazil	Brazil
	BJL4 Solar S.A.	90.00%		Brazil	Brazil
	Brazoria Solar I, LLC	100.00%		United States	United States
	Brazoria Solar II, LLC	100.00%		United States	United States
	Brur Hail Sun, Limited Partnership	44.64%		Israel	Israel
	Budeshte Agro	100.00%		Bulgaria	Bulgaria
	Canal City Solar, LLC	100.00%		United States	United States
	Casa dos Ventos S.A.	34.00%	E	Brazil	Brazil
	Castellaneta Solar S.R.L.	100.00%		Italy	Italy
	Castille	50.00%	E	France	France
	Cefeo Solar, S.L.U.	100.00%		Spain	Spain
	Centaurus Environment S.L.U.	100.00%		Spain	Spain
	Central Eolica Pampa de Malaspina S.A.U.	100.00%		Argentina	Argentina
	Central Eolica Terra Santa SPE I S.A.	88.77%		Brazil	Brazil
	Central Eolica Terra Santa SPE II S.A.	88.77%		Brazil	Brazil
	Centrale Eolienne Alaincourt	100.00%		France	France
	Centrale Eolienne De La Vallee Gentillesse	74.80%		France	France
	Centrale Eolienne Mont de l'Arbre III	100.00%		France	France
	Centrale Eolienne RENFR 220	100.00%		France	France

F-96	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Centrale Eolienne Vallee de la Craie	100.00%		France	France
Centrale Hydroelectrique Alas	100.00%		France	France
Centrale Hydroelectrique Ardon	90.00%		France	France
Centrale Hydroelectrique Arvan	100.00%		France	France
Centrale Hydroelectrique Barbaira	100.00%		France	France
Centrale Hydroelectrique Bonnant	100.00%		France	France
Centrale Hydroelectrique Gavet	100.00%		France	France
Centrale Hydroelectrique Grand Vallon	100.00%		France	France
Centrale Hydroelectrique Miage	100.00%		France	France
Centrale Hydroelectrique Previnquieres	100.00%		France	France
Centrale Photovoltaique De Merle Sud	40.58%	E	France	France
Centrale Solaire 2	100.00%		France	France
Centrale Solaire 21.09-3	100.00%		France	France
Centrale Solaire 21.09-4	100.00%		France	France
Centrale Solaire 21.09-5	100.00%		France	France
Centrale Solaire APV R&D	100.00%		France	France
Centrale Solaire Autoprod	100.00%		France	France
Centrale Solaire Autoroutes PV BFC	100.00%		France	France
Centrale Solaire Bayet	100.00%		France	France
Centrale Solaire Beauce Val de Loire	60.00%		France	France
Centrale Solaire Carrefour de l'Europe	100.00%		France	France
Centrale Solaire CET La Babiniere	100.00%		France	France
Centrale Solaire Chemin De Melette	51.00%	E	France	France
Centrale Solaire De Cazedarnes	75.00%		France	France
Centrale Solaire de La Bezassade	100.00%		France	France
Centrale Solaire Dom	100.00%		France	France
Centrale Solaire Du Centre Ouest	100.00%		France	France
Centrale Solaire Du Lavoir	60.00%		France	France
Centrale Solaire Estarac	35.00%	E	France	France
Centrale Solaire Golbey	51.05%	E	France	France
Centrale Solaire Guinots	60.00%	E	France	France
Centrale Solaire Heliovale	59.63%	E	France	France
Centrale Solaire La Castello	100.00%		France	France
Centrale Solaire La Jouannetterie	100.00%		France	France
Centrale Solaire La Potence	100.00%		France	France
Centrale Solaire La Roquette	100.00%		France	France
Centrale Solaire La Tastere	60.00%	E	France	France
Centrale Solaire Lacoste	100.00%		France	France
Centrale Solaire Le Carteyrou	100.00%		France	France
Centrale Solaire Le Trabet	100.00%		France	France
Centrale Solaire Les Cordeliers	83.98%		France	France
Centrale Solaire Les Cordeliers 2	75.00%		France	France
Centrale Solaire l'Estrade	100.00%		France	France
Centrale Solaire Lodes	50.00%	E	France	France
Centrale Solaire Lot 1	100.00%		France	France
Centrale Solaire Macouria	100.00%		France	France
Centrale Solaire Marlan	100.00%		France	France
Centrale Solaire Mazeran Lr	50.00%	E	France	France
Centrale Solaire Merle Sud 2	60.00%	E	France	France
Centrale Solaire Moussoulens	100.00%		France	France
Centrale Solaire Olinoca	10.00%	E	France	France
Centrale Solaire Ombrieres Cap Agathois	83.98%		France	France
Centrale Solaire Ombrieres De Blyes	60.00%		France	France
Centrale Solaire Plateau De Pouls	51.00%		France	France
Centrale Solaire Pouy Negue	100.00%		France	France
Centrale Solaire Pouy Negue 2	100.00%		France	France
Centrale Solaire RENFR 331	100.00%		France	France
Centrale Solaire RENFR 397	100.00%		France	France
Centrale Solaire RENFR 412	100.00%		France	France
Centrale Solaire RENFR 422	100.00%		France	France
Centrale Solaire RENFR 440	100.00%		France	France
Centrale Solaire RENFR 450	100.00%		France	France
Centrale Solaire RENFR 453	100.00%		France	France
Centrale Solaire RENFR 627	100.00%		France	France
Centrale Solaire RENFR 628	100.00%		France	France
Centrale Solaire RENFR 629	100.00%		France	France
Centrale Solaire Roquecamude	100.00%		France	France
Centrale Solaire Solarshare Bordeaux	100.00%		France	France
Centrale Solaire SRG Energy	80.00%	E	France	France
Centrale Solaire Terre du Roi	100.00%		France	France
Centrale Solaire Toiture Josse	60.00%	E	France	France
Centrale Solaire Touzery	100.00%		France	France
Centrale Solaire TQ 3	100.00%		France	France
Centrale Solaire TQ 5	100.00%		France	France
Centrale Solaire Vauvoix	60.00%	E	France	France
Cerezo Solar, S.L.U.	100.00%		Spain	Spain
Chudiala Solar Power Projects Private Ltd	50.00%	E	India	India
Cidra Solar, S.L.U.	100.00%		Spain	Spain
Circinus Energy, S.L.U.	100.00%		Spain	Spain
Clean Energy	100.00%		Italy	Italy
Clean Energy 1	100.00%		Italy	Italy
Clinton Solar, LLC	100.00%		United States	United States
Colorado Bend I Power, LLC	100.00%		United States	United States
Colorado Bend Services, LLC	50.00%	E	United States	United States

Form 20-F 2024 TotalEnergies	F-97

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Columba Renovables S.L.U.	100.00%		Spain	Spain
Comanche Solar, LLC	100.00%		United States	United States
Core Energy Development, LLC	100.00%		United States	United States
Core Fund 1, LLC	100.00%		United States	United States
Core Solar Capital, LLC	100.00%		United States	United States
Core Solar Data, LLC	100.00%		United States	United States
Core Solar Development, LLC	100.00%		United States	United States
Core Solar DG, LLC	100.00%		United States	United States
Core Solar Holdings I, LLC	100.00%		United States	United States
Core Solar Land Holdings I, LLC	100.00%		United States	United States
Core Solar SPV X, LLC	100.00%		United States	United States
Core Solar SPV XV, LLC	100.00%		United States	United States
Core Solar SPV XXIV, LLC	100.00%		United States	United States
Core Solar, LLC	100.00%		United States	United States
Cottonwood Bayou Storage, LLC	100.00%		United States	United States
Cottonwood Solar Cash Equity HoldCo, LLC	100.00%		United States	United States
Cottonwood Solar Class B HoldCo, LLC	50.00%	E	United States	United States
Cowtown Solar, LLC	100.00%		United States	United States
Crc Kern Front Tugboat, LLC	100.00%		United States	United States
CS Anacona 1A, LLC	100.00%		United States	United States
CS Anacona 1B, LLC	100.00%		United States	United States
CS Anacona 1C, LLC	100.00%		United States	United States
CS Black Oak A, LLC	100.00%		United States	United States
CS Black Oak B, LLC	100.00%		United States	United States
CS Clare, LLC	100.00%		United States	United States
CS Danville, LLC	100.00%		United States	United States
CS Kernan A, LLC	100.00%		United States	United States
CS Kernan B, LLC	100.00%		United States	United States
CS Kernan C, LLC	100.00%		United States	United States
CS Kernan D, LLC	100.00%		United States	United States
CS Long Point 1, LLC	100.00%		United States	United States
CS Long Point 2A, LLC	100.00%		United States	United States
CS Long Point 2B, LLC	100.00%		United States	United States
CS Quadrao 2	100.00%		United States	United States
CS Spring Lake, LLC	100.00%		United States	United States
CS Streator, LLC	100.00%		United States	United States
Cygnus Environment, S.L.U.	100.00%		Spain	Spain
DEMOSITES2022	100.00%		France	France
Dracena I Parque Solar S.A.	100.00%		Brazil	Brazil
Dracena II Parque Solar S.A.	100.00%		Brazil	Brazil
Dracena IV Parque Solar S.A.	100.00%		Brazil	Brazil
Driza Solar, S.L.U.	100.00%		Spain	Spain
Dubovo Energy	100.00%		Bulgaria	Bulgaria
Eclipse Solar SpA	100.00%		Chile	Chile
Ecosol San Luis S.A.U.	100.00%		Argentina	Argentina
Edelweis Solar, S.L.U.	100.00%		Spain	Spain
Eden Mumbai Solar Private Ltd	50.00%	E	India	India
Eden Renewable Cite Private Ltd	50.00%	E	India	India
Eden Renewable Ranji Private Ltd	50.00%	E	India	India
Eden Solar Energy Gurgaon Private Ltd	50.00%	E	India	India
Eden Solar Rajdhani Private Ltd	50.00%	E	India	India
El Bosc	60.00%	E	France	France
Elliniki Eoliki Energeiaki S.A.	86.00%		Greece	Greece
EMV Energy Investments S.A.	100.00%		Greece	Greece
ENEOS TotalEnergies Renewables Solar Development Japan G.K.	50.00%	E	Japan	Japan
Energia SI	100.00%		Italy	Italy
Energie Developpement	50.00%	E	France	France
Eneryo S.A.S.	100.00%		France	France
Enwind	98.00%		Poland	Poland
Eol Maral I SPE S.A.	100.00%		Brazil	Brazil
Eol Maral II SPE S.A.	100.00%		Brazil	Brazil
Eole Boin	100.00%		France	France
Eole Champagne Conlinoise	66.00%	E	France	France
Eole Dadoud	100.00%		France	France
Eole Fonds Caraibes	100.00%		France	France
Eole Grand Maison	100.00%		France	France
Eole La Montagne	87.60%		France	France
Eole La Perriere S.A.R.L.	100.00%		France	France
Eole La Plaine	100.00%		France	France
Eole Morne Carriere	100.00%		France	France
Eole Yate	100.00%		France	France
Eolica da Boneca - Empreendimentos Eolicos S.A.	33.00%	E	Portugal	Portugal
Eolmed	20.00%	E	France	France
Eren do Brasil Participacões e Consultoria em Energia Ltda	99.81%		Brazil	Brazil
Eren Maral Participacões S.A.	100.00%		Brazil	Brazil
Eren Terra Santa Participacões S.A.	94.22%		Brazil	Brazil
Essakane Solar S.A.S.	90.00%		Burkina Faso	Burkina Faso
E-Vento Ciro	100.00%		Italy	Italy
Evergreen Solar, LLC	100.00%		United States	United States
ExGen Texas Power, LLC	100.00%		United States	United States
Falla Solar, S.L.U.	100.00%		Spain	Spain
FE Tutly Solar LLC	100.00%		Uzbekistan	Uzbekistan
Fleming Solar, LLC	100.00%		United States	United States

F-98	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Fluxsol	100.00%		France	France
FPV Blanchard	100.00%		France	France
Friemann & Wolf Batterietechnick GmbH	100.00%		Germany	Germany
Futur Portfolio	100.00%		France	France
G.K. Succeed Tsu Haze	45.00%	E	Japan	Japan
Galibier	50.00%	E	France	France
Gallocanta Solar, S.L.U.	100.00%		Spain	Spain
Garonne-et-Canal Energies	100.00%		France	France
Generg - Gestão e Projectos de Energia S.A.	100.00%		Portugal	Portugal
Generg Sol da Beira Baixa - Energias Renovaveis S.A.	100.00%		Portugal	Portugal
Generg Sol do Alentejo - Energias Renovaveis, Sociedade Unipessoal, Lda	100.00%		Portugal	Portugal
Generg Sol do Alentejo 2 - Energias Renovaveis, Sociedade Unipessoal, Lda	100.00%		Portugal	Portugal
Generg Ventos da Gardunha - Energias Renovaveis S.A.	100.00%		Portugal	Portugal
Generg Ventos da Gardunha - Sobre Equipamento S.A.	100.00%		Portugal	Portugal
Generg Ventos de Proenca-a-Nova - Energias Renovaveis S.A.	100.00%		Portugal	Portugal
Generg Ventos de Sines - Energias Renovaveis S.A.	100.00%		Portugal	Portugal
Generg Ventos de Trancoso - Energias Renovaveis S.A.	100.00%		Portugal	Portugal
Generg Ventos de Trancoso - Sobre Equipamento S.A.	100.00%		Portugal	Portugal
Generg Ventos de Viana do Castelo - Energias Renovaveis S.A.	100.00%		Portugal	Portugal
Generg Ventos de Viana do Castelo - Sobre Equipamento S.A.	100.00%		Portugal	Portugal
Generg Ventos do Caramulo - Energias Renovaveis S.A.	100.00%		Portugal	Portugal
Generg Ventos do Caramulo - Sobre Equipamento S.A.	100.00%		Portugal	Portugal
Generg Ventos do Pinhal Interior - Energias Renovaveis S.A.	100.00%		Portugal	Portugal
Generg Ventos do Pinhal Interior - Sobre Equipamento S.A.	100.00%		Portugal	Portugal
Geomundo Offshore Wind Power Co., Ltd.	42.50%	E	South Korea	South Korea
Glaciere De Palisse	100.00%		France	France
Global Energy	100.00%		Bulgaria	Bulgaria
Global Solar Services	100.00%		France	France
Go Electric	100.00%		United States	United States
Golden Triangle Solar, LLC	100.00%		United States	United States
Goleta Solar, S.L.U.	100.00%		Spain	Spain
Goodfellow Solar III, LLC	100.00%		United States	United States
Goritsa Aiolos Energy S.M.S.A	100.00%		Greece	Greece
Gray Whale Offshore Wind Power No.1 Co., Ltd	42.50%	E	South Korea	South Korea
Gray Whale Offshore Wind Power No.2 Co., Ltd	42.50%	E	South Korea	South Korea
Gray Whale Offshore Wind Power No.3 Co., Ltd	42.50%	E	South Korea	South Korea
Greenwind S.A.	100.00%		Argentina	Argentina
Grillete Solar, S.L.U.	100.00%		Spain	Spain
GT R4 Holdings Limited	50.00%	E	United Kingdom	United Kingdom
Haiding one international investment co Ltd	50.00%	E	TaIwan	TaIwan
Haiding three international investment co Ltd	50.00%	E	TaIwan	TaIwan
Haiding two international investment co Ltd	50.00%	E	TaIwan	TaIwan
Hanwha Total Solar II, LLC	50.00%	E	United States	United States
Hanwha Total Solar, LLC	50.00%	E	United States	United States
Helio 100 Kw	100.00%		France	France
Helio 971	100.00%		France	France
Helio 974 Sol 1	100.00%		France	France
Helio 974 Toiture 2	100.00%		France	France
Helio Fonds Caraibes	100.00%		France	France
Helio L'R	100.00%		France	France
Helio Prony Resources New Caledonia	100.00%		New Caledonia	New Caledonia
Helio Saint Benoit	100.00%		France	France
Helio Wabealo	100.00%		France	France
Helix Project V, LLC	100.00%		United States	United States
HETTY	100.00%		France	France
HFV Montenero	100.00%		Italy	Italy
HFV Salentina	50.00%	E	Italy	Italy
Hidrinveste - Investimentos Energeticos, Lda	100.00%		Portugal	Portugal
Hidroelectrica de Manteigas, Lda	90.00%		Portugal	Portugal
Hidroelectrica do Monte, Lda	100.00%		Portugal	Portugal
Hill Solar II, LLC	100.00%		United States	United States
HT Solar Holdings II, LLC	50.00%	E	United States	United States
HT Solar Holdings III, LLC	50.00%	E	United States	United States
HTS Holdings LLC	50.00%	E	United States	United States
Hydro 974	100.00%		France	France
Hydro Tinee	50.00%	E	France	France
Hydromons	100.00%		France	France
Inov	100.00%		Italy	Italy
Ise Total Nanao Power Plant G.K.	50.00%	E	Japan	Japan
Jingdan New Energy investment (Shanghai) Co. Ltd	50.00%	E	China	China
Jmcp	50.05%		France	France
Keith Solar I, LLC	100.00%		United States	United States
Kidds Store	100.00%		United States	United States
KSF Holding Trust	57.50%	E	Australia	Australia
Kyon Energy Finance GmbH	100.00%		Germany	Germany
Kyon Energy Solutions GmbH	100.00%		Germany	Germany
LA Basin Solar I, LLC	100.00%		United States	United States
La Compagnie Electrique de Bretagne	50.00%	E	France	France

Form 20-F 2024 TotalEnergies	F-99

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

La Metairie Neuve	25.00%	E	France	France
La Quercia Solar S.R.L	100.00%		Italy	Italy
La Seauve	40.00%	E	France	France
Lanuza Solar, S.L.U.	100.00%		Spain	Spain
LaPorte Power, LLC	100.00%		United States	United States
Lauderdale Solar, LLC	100.00%		United States	United States
Laurens Solar I, LLC	100.00%		United States	United States
Le Bois Joli	100.00%		France	France
Lemoore Stratford Land Holdings IV, LLC	100.00%		United States	United States
Les ailes de Taillard	50.00%	E	France	France
Les Vents de la Moivre 1	100.00%		France	France
Les Vents de la Moivre 2	100.00%		France	France
Les Vents de la Moivre 3	100.00%		France	France
Les Vents de la Moivre 4	100.00%		France	France
Les Vents de la Moivre 5	100.00%		France	France
Leuret	50.00%	E	France	France
Lithos Aiolos Energy S.A.	100.00%		Greece	Greece
Lorance Creek Solar, LLC	100.00%		United States	United States
Lorca	50.00%	E	France	France
Luce Solar SpA	100.00%		Chile	Chile
Luminora Solar Cinco, S.L.	65.00%	E	Spain	Spain
Luminora Solar Cuatro, S.L.	65.00%	E	Spain	Spain
Luminora Solar Dos, S.L.	65.00%	E	Spain	Spain
Luminora Solar Tres, S.L.	65.00%	E	Spain	Spain
Maenggoldo Offshore Wind Power Co., Ltd	42.50%	E	South Korea	South Korea
Martianez Solar, S.L.U.	100.00%		Spain	Spain
Marvel Solar Holdco 1, LLC	100.00%		United States	United States
Marysville Unified School District Solar, LLC	100.00%		United States	United States
Mastil Solar, S.L.U.	100.00%		Spain	Spain
Mauricio Solar, S.L.U.	100.00%		Spain	Spain
Meco 8	100.00%		France	France
Medha Energy Private Ltd	50.00%	E	India	India
Megavento - Producão de Electricidade S.A.	100.00%		Portugal	Portugal
Merysol	50.00%	E	France	France
Mishmar HaNegev Sun, Limited Partnership	44.64%		Israel	Israel
Missiles & Space Batteries Limited	50.00%	E	United Kingdom	United Kingdom
Miyagi Osato Solar Park G.K.	45.00%	E	Japan	Japan
Miyako Kuzakai Solarpark G.K.	50.00%	E	Japan	Japan
M-KAT Green Limited Liability Partnership	100.00%		Kazakhstan	Kazakhstan
Morena Solar, S.L.U.	100.00%		Spain	Spain
Mulilo Prieska PV (RF) Proprietary Limited	27.00%	E	South Africa	South Africa
Mustang Creek Solar, LLC	100.00%		United States	United States
Myrtle Solar Cash Equity HoldCo, LLC	100.00%		United States	United States
Myrtle Solar Class B HoldCo	100.00%		United States	United States
Myrtle Solar Class B member	100.00%		United States	United States
Myrtle Solar TE HoldCo, LLC	100.00%		United States	United States
Myrtle Solar, LLC	100.00%		United States	United States
Myrtle Storage Cash Equity HoldCo, LLC	100.00%		United States	United States
Myrtle Storage Class B HoldCo, LLC	100.00%		United States	United States
Myrtle Storage Class B Member, LLC	100.00%		United States	United States
Myrtle Storage TE Partnership, LLC	100.00%		United States	United States
Myrtle Storage, LLC	100.00%		United States	United States
Nevada Joint Union High School District Solar, LLC	100.00%		United States	United States
New Green Energy Services	100.00%		France	France
Nomad Solar	100.00%		Kazakhstan	Kazakhstan
North Sea OFW N-12.1 GmbH	100.00%		Germany	Germany
Nouvelle Centrale Eolienne de Lastours	50.00%	E	France	France
Nuza Solar, S.L.U.	100.00%		Spain	Spain
Ombrea	100.00%		France	France
OmbreaAOI2022	100.00%		France	France
Ophelia Solar, LLC	100.00%		United States	United States
Oranje Wind Power II B.V.	50.00%	E	Netherlands	Netherlands
OSKVOLT Battery Services KB	100.00%		Sweden	Sweden
Parc Eolien de Cassini	50.00%	E	France	France
Parc Eolien de l'Equinville	100.00%		France	France
Parc Eolien Du Coupru	50.00%	E	France	France
Parc Eolien Du Vilpion	50.00%	E	France	France
Parc Photovoltaique de Puyloubier	100.00%		France	France
Parc Solaire du Lorrain	100.00%		France	France
Parco Eolico La Guardia S.R.L.	100.00%		Italy	Italy
Parque Fotovoltaico Alicahue Solar SpA	100.00%		Chile	Chile
Parque Fotovoltaico Santa Adriana Solar SpA	100.00%		Chile	Chile
Photonotos Energy	100.00%		Greece	Greece
Photovoras Energy S.M.S.A	100.00%		Greece	Greece
Piedra Solar, LLC	100.00%		United States	United States
Pigeon Run Solar, LLC	100.00%		United States	United States
Pilastra Solar, S.L.U.	100.00%		Spain	Spain
Plum Creek Solar, LLC	100.00%		United States	United States
Pontenure Solar S.R.L.	100.00%		Italy	Italy
Portalon Solar, S.L.U.	100.00%		Spain	Spain
Pos Production Ii	60.00%		France	France
Pos Production Iii	70.00%		France	France
Pos Production Iv	70.00%		France	France
Pos Production V	70.00%		France	France

F-100	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Poste HTB du Mont de L'Arbre	100.00%		France	France
Postigo Solar, S.L.U.	100.00%		Spain	Spain
Postor Solar, S.L.U.	100.00%		Spain	Spain
PT TATS Indonesia	100.00%		Indonesia	Indonesia
Quadra Energy GmbH	100.00%		Germany	Germany
Quadrica	51.00%	E	France	France
Quilla Solar, S.L.U.	100.00%		Spain	Spain
Rabiza Solar, S.L.U.	100.00%		Spain	Spain
Randolph Solar I, LLC	100.00%		United States	United States
Rececho Solar, S.L.U.	100.00%		Spain	Spain
Recova Solar, S.L.U.	100.00%		Spain	Spain
Regata Solar, S.L.U.	100.00%		Spain	Spain
Renewable Energy Seagreen Holdco Limited	50.00%	E	United Kingdom	United Kingdom
Risen Bangladesh SKS Pte Ltd	100.00%		Bangladesh	Singapore
Risen Energy (Cambodia) Battambang Co. Ltd	100.00%		Cambodia	Cambodia
RLA Solar SpA	100.00%		Chile	Chile
Rolling Green Solar, LLC	100.00%		United States	United States
Rolling Plains Solar, LLC	100.00%		United States	United States
Ronesans Enerji Uretim ve Ticaret Anonim Șirketi	50.00%	E	Turkey	Turkey
Runway Solar, LLC	100.00%		United States	United States
Saft (Zhuhai FTZ) Batteries Company Limited	100.00%		China	China
Saft (Zhuhai) Energy Storage Co.	100.00%		China	China
Saft AB	100.00%		Sweden	Sweden
Saft America Inc.	100.00%		United States	United States
Saft AS	100.00%		Norway	Norway
Saft Australia Pty Limited	100.00%		Australia	Australia
Saft Batterias SL	100.00%		Spain	Spain
Saft Batterie Italia S.R.L.	100.00%		Italy	Italy
Saft Batterien GmbH	100.00%		Germany	Germany
Saft Batteries Pte Limited	100.00%		Singapore	Singapore
Saft Batteries Pty Limited	100.00%		Australia	Australia
Saft Batterijen B.V.	100.00%		Netherlands	Netherlands
Saft Do Brasil Ltda	100.00%		Brazil	Brazil
Saft EV S.A.S.	100.00%		France	France
Saft Ferak AS	100.00%		Czech Republic	Czech Republic
Saft Groupe S.A.S.	100.00%		France	France
Saft Hong Kong Limited	100.00%		Hong Kong	Hong Kong
Saft India Private Limited	100.00%		India	India
Saft Japan KK	100.00%		Japan	Japan
Saft Limited	100.00%		United Kingdom	United Kingdom
Saft LLC	100.00%		Russia	Russia
Saft Nife ME Limited	100.00%		Cyprus	Cyprus
Saft S.A.S.	100.00%		France	France
San Luis Obispo Solar I, LLC	100.00%		United States	United States
Sanabria Solar, S.L.U.	100.00%		Spain	Spain
Sanders Creek Solar, LLC	100.00%		United States	United States
SGIP SLB Holdco 1, LLC	100.00%		United States	United States
SGIP SLB I, LLC	100.00%		United States	United States
Shakumbhari Solar Power Projects Private Ltd	50.00%	E	India	India
Shams Power Company PJSC	20.00%	E	United Arab Emirates	United Arab Emirates
SIIF EDF EN Israel Ltd	51.02%		Israel	Israel
Sistemi Energie Calabria S.R.L.	100.00%		Italy	Italy
Sociedade Exploradora de Recursos Energeticos, Lda	100.00%		Portugal	Portugal
Sociedade Hidroelectrica da Grela, Lda	100.00%		Portugal	Portugal
Societe Champenoise d'Energie	16.00%	E	France	France
Societe d'Exploitation du Soleil du Haut - Deffens	100.00%		France	France
Societe Economie Mixte Production Energetique Renouvelable	35.92%	E	France	France
Sol Holding, LLC	50.00%	E	United States	United States
Solaire Habitat Social	100.00%		France	France
Solar Barocco	100.00%		Italy	Italy
Solar Carport NJ, LLC	100.00%		United States	United States
Solar Energies	65.00%	E	France	France
Solar Life Energy	100.00%		Italy	Italy
Solar Star Academia 1, LLC	100.00%		United States	United States
Solar Star Addison North, LLC	100.00%		United States	United States
Solar Star Alleghany South, LLC	100.00%		United States	United States
Solar Star Always Low Prices Hi, LLC	100.00%		United States	United States
Solar Star Appling Peaches, LLC	100.00%		United States	United States
Solar Star Arizona HMR-1, LLC	100.00%		United States	United States
Solar Star Baltimore Carney, LLC	100.00%		United States	United States
Solar Star Baltimore Roofs, LLC	100.00%		United States	United States
Solar Star Bay City 2, LLC	100.00%		United States	United States
Solar Star Bear Creek, LLC	100.00%		United States	United States
Solar Star Big Apple BTM, LLC	100.00%		United States	United States
Solar Star Big Apple CDG B, LLC	100.00%		United States	United States
Solar Star Big Apple CDG,LLC	100.00%		United States	United States
Solar Star Blakeslee 2, LLC	100.00%		United States	United States
Solar Star Buchanan 2, LLC	100.00%		United States	United States
Solar Star California LXXV, LLC	100.00%		United States	United States
Solar Star California LXXVI, LLC	100.00%		United States	United States
Solar Star California LXXVIII, LLC	100.00%		United States	United States
Solar Star California XXXV, LLC	100.00%		United States	United States
Solar Star California XXXVI, LLC	100.00%		United States	United States

Form 20-F 2024 TotalEnergies	F-101

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Solar Star California XXXVIII, LLC	100.00%	United States	United States
Solar Star Cambridge 1, LLC	100.00%	United States	United States
Solar Star Cantil 1, LLC	100.00%	United States	United States
Solar Star Carbondale 1, LLC	100.00%	United States	United States
Solar Star Carlsbad 1, LLC	100.00%	United States	United States
Solar Star Central Light, LLC	100.00%	United States	United States
Solar Star Charlotte 1, LLC	100.00%	United States	United States
Solar Star Clovis Curry North, LLC	100.00%	United States	United States
Solar Star Clovis Curry South, LLC	100.00%	United States	United States
Solar Star Co Co 2500, LLC	100.00%	United States	United States
Solar Star Coastal Pirate, LLC	100.00%	United States	United States
Solar Star Colorado II, LLC	100.00%	United States	United States
Solar Star CRC Kern Front, LLC	100.00%	United States	United States
Solar Star CRC Mt. Poso, LLC	100.00%	United States	United States
Solar Star CRC North Shafter, LLC	100.00%	United States	United States
Solar Star CRC Pier A West, LLC	100.00%	United States	United States
Solar Star CRC Yowlumne 1 North, LLC	100.00%	United States	United States
Solar Star CRC Yowlumne 2 South, LLC	100.00%	United States	United States
Solar Star Deer Island, LLC	100.00%	United States	United States
Solar Star Dornsife 1, LLC	100.00%	United States	United States
Solar Star Fort Atkinson South, LLC	100.00%	United States	United States
Solar Star Gloucester 1, LLC	100.00%	United States	United States
Solar Star Gloucester 2, LLC	100.00%	United States	United States
Solar Star Golden Empire, LLC	100.00%	United States	United States
Solar Star Goodwin Storage, LLC	100.00%	United States	United States
Solar Star Harbor, LLC	100.00%	United States	United States
Solar Star Harpst Arcata, LLC	100.00%	United States	United States
Solar Star Hartford South, LLC	100.00%	United States	United States
Solar Star Hawley 1, LLC	100.00%	United States	United States
Solar Star HD Maryland, LLC	100.00%	United States	United States
Solar Star HD New Jersey, LLC	100.00%	United States	United States
Solar Star HD New York, LLC	100.00%	United States	United States
Solar Star Healthy 1, LLC	100.00%	United States	United States
Solar Star Healthy Lake, LLC	100.00%	United States	United States
Solar Star Herald Square 1, LLC	100.00%	United States	United States
Solar Star Hernwood, LLC	100.00%	United States	United States
Solar Star Hubbardson South, LLC	100.00%	United States	United States
Solar Star Irvine Civic Center, LLC	100.00%	United States	United States
Solar Star Jal, LLC	100.00%	United States	United States
Solar Star Kennedale Storage, LLC	100.00%	United States	United States
Solar Star Khsd, LLC	100.00%	United States	United States
Solar Star LA County High Desert, LLC	100.00%	United States	United States
Solar Star Lake Mills 1, LLC	100.00%	United States	United States
Solar Star LCR Culver City, LLC	100.00%	United States	United States
Solar Star LCR Irvine, LLC	100.00%	United States	United States
Solar Star LCR Split 2, LLC	100.00%	United States	United States
Solar Star Light Park, LLC	100.00%	United States	United States
Solar Star Lincoln School, LLC	100.00%	United States	United States
Solar Star Lompoc Diatomite 1, LLC	100.00%	United States	United States
Solar Star Long Peaches, LLC	100.00%	United States	United States
Solar Star Los Lunas 2 LLC	100.00%	United States	United States
Solar Star Los Lunas, LLC	100.00%	United States	United States
Solar Star MA - Tewksbury, LLC	100.00%	United States	United States
Solar Star Massachusetts II, LLC	100.00%	United States	United States
Solar Star Massachusetts III, LLC	100.00%	United States	United States
Solar Star Maxx 1, LLC	100.00%	United States	United States
Solar Star Mayfield 1, LLC	100.00%	United States	United States
Solar Star Maynard 1, LLC	100.00%	United States	United States
Solar Star Mifflinburg 1, LLC	100.00%	United States	United States
Solar Star Millville Rohrsburg, LLC	100.00%	United States	United States
Solar Star Millville, LLC	100.00%	United States	United States
Solar Star Mountain Post, LLC	100.00%	United States	United States
Solar Star North Herty Storage, LLC	100.00%	United States	United States
Solar Star Orangeville 2, LLC	100.00%	United States	United States
Solar Star Orangeville Eagle, LLC	100.00%	United States	United States
Solar Star Palmyra North, LLC	100.00%	United States	United States
Solar Star Parent CRC Kern Front, LLC	100.00%	United States	United States
Solar Star Parent CRC Mt. Poso, LLC	100.00%	United States	United States
Solar Star Parent CRC North Shafter, LLC	100.00%	United States	United States
Solar Star Parent CRC Pier A West, LLC	100.00%	United States	United States
Solar Star Parent CRC Yowlumne 1 North, LLC	100.00%	United States	United States
Solar Star Parent CRC Yowlumne 2 South, LLC	100.00%	United States	United States
Solar Star Parkton, LLC	100.00%	United States	United States
Solar Star Pennsauken, LLC	100.00%	United States	United States
Solar Star Petersburg 1, LLC	100.00%	United States	United States
Solar Star Pleasant Mount 1, LLC	100.00%	United States	United States
Solar Star Pleasant Mount 2, LLC	100.00%	United States	United States
Solar Star Prime 2, LLC	100.00%	United States	United States
Solar Star Prime 4, LLC	100.00%	United States	United States
Solar Star Prime I, LLC	100.00%	United States	United States
Solar Star Prime SCK3, LLC	100.00%	United States	United States
Solar Star PTC 1, LLC	100.00%	United States	United States
Solar Star PTC 2, LLC	100.00%	United States	United States
Solar Star PUSD Monache, LLC	100.00%	United States	United States

F-102	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Solar Star Saft Valdosta, LLC	100.00%		United States	United States
Solar Star Santa Ana HS, LLC	100.00%		United States	United States
Solar Star Serving Science 2, LLC	100.00%		United States	United States
Solar Star Serving Science, LLC	100.00%		United States	United States
Solar Star State of CT Solar 1, LLC	100.00%		United States	United States
Solar Star Storage Texas, LLC	100.00%		United States	United States
Solar Star Tift Toombs Peaches, LLC	100.00%		United States	United States
Solar Star Timberville 1, LLC	100.00%		United States	United States
Solar Star Timberville 2, LLC	100.00%		United States	United States
Solar Star Track Southern Ave 1, LLC	100.00%		United States	United States
Solar Star Tranquility, LLC	100.00%		United States	United States
Solar Star Unkety Brook, LLC	100.00%		United States	United States
Solar Star Urbana Landfill South, LLC	100.00%		United States	United States
Solar Star Vegas 1, LLC	100.00%		United States	United States
Solar Star Virginia Holdco, LLC	100.00%		United States	United States
Solar Star Ware 1, LLC	100.00%		United States	United States
Solar Star Western Hills Storage, LLC	100.00%		United States	United States
Solar Star Whitewater South, LLC	100.00%		United States	United States
Solar Star Wholesome Portland, LLC	100.00%		United States	United States
Solarstar Ma I, LLC	100.00%		United States	United States
SolarStorage Fund A, LLC	100.00%		United States	United States
SolarStorage Fund B, LLC	100.00%		United States	United States
SolarStorage Fund C, LLC	100.00%		United States	United States
SolarStorage Fund D, LLC	100.00%		United States	United States
Solenergy	100.00%		Italy	Italy
Sombrero Solar, LLC	100.00%		United States	United States
Spinnaker Solar, S.L.U.	100.00%		Spain	Spain
SPWR SS 1, LLC	100.00%		United States	United States
Strongstown Solar, LLC	100.00%		United States	United States
SunPower Bobcat Solar, LLC	100.00%		United States	United States
SunPower Commercial FTB Construction, LLC	100.00%		United States	United States
SunPower Commercial Holding Company FTB SLB Parent, LLC	100.00%		United States	United States
SunPower Commercial Holding Company FTB SLB, LLC	100.00%		United States	United States
SunPower Helix I, LLC	100.00%		United States	United States
SunPower NY CDG 1, LLC	100.00%		United States	United States
SunPower Revolver HoldCo I Parent, LLC	100.00%		United States	United States
SunPower Revolver HoldCo I, LLC	100.00%		United States	United States
Sunzil	50.00%	E	France	France
Swingletree Operations, LLC	100.00%		United States	United States
Tadiran Batteries GmbH	100.00%		Germany	Germany
Tadiran Batteries Limited	100.00%		Israel	Israel
Talmei Eliyahu Green Energies Ltd.	46.94%		Israel	Israel
Terrilvoltaique de Ronchamp et Magny-Danigon	40.80%	E	France	France
TexGen Power, LLC	100.00%		United States	United States
TNE Holdco 1 Ltd	100.00%		United Kingdom	United Kingdom
Tosca Holdco, LLC	50.00%	E	United States	United States
Total Envision Energy Services (Shanghai) Co., Ltd	50.00%	E	China	China
Total Eren	100.00%		France	France
Total Eren Chile	100.00%		Chile	Chile
Total Eren Holding	100.00%		France	France
Total Tractebel Emirates O&M Company	50.00%	E	France	United Arab Emirates
Total Tractebel Emirates Power Company	50.00%	E	France	United Arab Emirates
TotalEnergies - Centrale Electrique Bayet	100.00%		France	France
TotalEnergies - Centrale Electrique Marchienne-au-Pont	100.00%		Belgium	Belgium
TotalEnergies - Centrale Electrique Pont-sur-Sambre	100.00%		France	France
TotalEnergies - Centrale Electrique Saint-Avold	100.00%		France	France
TotalEnergies - Centrale Electrique Toul	100.00%		France	France
TotalEnergies Alamo Solar, S.L.U.	100.00%		Spain	Spain
TotalEnergies Andromeda Solar, S.L.U.	100.00%		Spain	Spain
TotalEnergies B Solar, LLC	100.00%		United States	United States
TotalEnergies C HoldCo, LLC	100.00%		United States	United States
TotalEnergies Carolina Long Bay, LLC	100.00%		United States	United States
TotalEnergies Clientes	100.00%		Spain	Spain
TotalEnergies CWB I Solar, LLC	100.00%		United States	United States
TotalEnergies DF Solar, LLC	100.00%		United States	United States
TotalEnergies Distributed Generation Assets USA, LLC	100.00%		United States	United States
TotalEnergies Distributed Generation Philippines Inc.	100.00%		United States	United States
TotalEnergies Distributed Generation USA, LLC	100.00%		United States	United States
TotalEnergies Dracena Participacoes	100.00%		Brazil	Brazil
TotalEnergies Electricidad y Gas España	100.00%		Spain	Spain
TotalEnergies Electricite et Gaz France	100.00%		France	France
TotalEnergies Flexible Power USA, LLC	100.00%		United States	United States
TotalEnergies H Solar, LLC	100.00%		United States	United States
TotalEnergies HI Holdco, LLC	100.00%		United States	United States
TotalEnergies Integrated Power ESS Belgium	100.00%		Belgium	Belgium
TotalEnergies M Solar, LLC	100.00%		United States	United States
TotalEnergies Marahu Holding, LLC	100.00%		United States	United States
TotalEnergies Offshore Wind Korea	100.00%		France	France
TotalEnergies Offshore Wind Netherlands Participations I B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Offshore Wind Netherlands Participations II B.V.	100.00%		Netherlands	Netherlands

TotalEnergies OFW NSE1 GmbH	100.00%	Germany	Germany

Form 20-F 2024 TotalEnergies	F-103

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies OFW OSE GmbH	100.00%		Germany	Germany
TotalEnergies OFW US 1, LLC	100.00%		United States	United States
TotalEnergies OFW US 4, LLC	100.00%		United States	United States
TotalEnergies Planta Solar Andalucia 3, S.L.U.	100.00%		Spain	Spain
TotalEnergies Power & Gas Belgium	100.00%		Belgium	Belgium
TotalEnergies Power Generation France	100.00%		France	France
TotalEnergies Renewables	100.00%		France	France
TotalEnergies Renewables (Cambodia) Co., Ltd	100.00%		Cambodia	Cambodia
TotalEnergies Renewables Asia	100.00%		Singapore	Singapore
TotalEnergies Renewables Australia	100.00%		Australia	Australia
TotalEnergies Renewables Bulgaria	100.00%		Bulgaria	Bulgaria
TotalEnergies Renewables Deutschland GmbH	100.00%		Germany	Germany
TotalEnergies Renewables Development Asia Pte. Ltd.	100.00%		Singapore	Singapore
TotalEnergies Renewables Development Middle East	100.00%		France	France
TotalEnergies Renewables Development Partnership, LLC	100.00%		United States	United States
TotalEnergies Renewables Development Philippines Corporation	100.00%		Philippines	Philippines
TotalEnergies Renewables DG Asia Assets Pte Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables DG Development Asia Pte. Ltd.	100.00%		Singapore	Singapore
TotalEnergies Renewables DG Holdings Asia Pte Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables DG MEA - Assets 1 FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Renewables DG MEA FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Renewables ESS Carling	100.00%		France	France
TotalEnergies Renewables ESS Flandres	100.00%		France	France
TotalEnergies Renewables ESS Grandpuits	100.00%		France	France
TotalEnergies Renewables Holding Hellas	100.00%		Luxembourg	Luxembourg
TotalEnergies Renewables Holding Luxembourg Nov S.A.	100.00%		Luxembourg	Luxembourg
TotalEnergies Renewables Iberica, S.L.U	100.00%		Spain	Spain
TotalEnergies Renewables India	100.00%		Luxembourg	Luxembourg
TotalEnergies Renewables Indian Ocean Ltd	100.00%		Mauritius Island	Mauritius Island
TotalEnergies Renewables International	100.00%		France	France
TotalEnergies Renewables Italia	100.00%		Italy	Italy
TotalEnergies Renewables Latin America	100.00%		Chile	Chile
TotalEnergies Renewables Malaysia Sdn. Bhd.	100.00%		Malaysia	Malaysia
TotalEnergies Renewables Nederland A B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Renewables Nederland B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Renewables Nov	100.00%		France	France
TotalEnergies Renewables Poland	100.00%		Poland	Poland
TotalEnergies Renewables Portugal Green S.A.	100.00%		Portugal	Portugal
TotalEnergies Renewables Portugal Hibridizacão S.A.	100.00%		Portugal	Portugal
TotalEnergies Renewables Portugal International S.A.	100.00%		Portugal	Portugal
TotalEnergies Renewables Portugal Novos Desenvolvimentos S.A.	100.00%		Portugal	Portugal
TotalEnergies Renewables Portugal Portfolio S.A.	100.00%		Portugal	Portugal
TotalEnergies Renewables Portugal SGPS	100.00%		Portugal	Portugal
TotalEnergies Renewables Portugal Sol & Vento S.A.	100.00%		Portugal	Portugal
TotalEnergies Renewables Projects Philippines Corporation	100.00%		Philippines	Philippines
TotalEnergies Renewables Projects Singapore Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables Projects Vietnam	100.00%		Singapore	Singapore
TotalEnergies Renewables R4 Holdco Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Renewables Services Bulgaria	100.00%		Bulgaria	Bulgaria
TotalEnergies Renewables Services Italia	100.00%		Italy	Italy
TotalEnergies Renewables Services Poland	100.00%		Poland	Poland
TotalEnergies Renewables Services Portugal	100.00%		Portugal	Portugal
TotalEnergies Renewables Singapore Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables Solar Italia	100.00%		Italy	Italy
TotalEnergies Renewables Thailand	100.00%		Thailand	Thailand
TotalEnergies Renewables UK Limited	100.00%		United Kingdom	United Kingdom
TotalEnergies Renewables USA, LLC	100.00%		United States	United States
TotalEnergies Renouvelables Danemark ApS	100.00%		Denmark	Denmark
TotalEnergies Renouvelables France	100.00%		France	France
TotalEnergies Renouvelables Nogara	50.00%	E	France	France
TotalEnergies Renouvelables Pacific	100.00%		France	France
TotalEnergies Solar DG Nederland B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Solar France	100.00%		France	France
TotalEnergies Solar Intl	100.00%		France	France
TotalEnergies Solar Wind Indian Ocean Ltd	100.00%		Mauritius Island	Mauritius Island
TotalEnergies Strong, LLC	50.00%	E	United States	United States
TotalEnergies Wire 3, LLC	100.00%		United States	United States
TQN Hydro	100.00%		France	France
TQN Solar	100.00%		France	France
TQN Solar Nogara	50.00%	E	France	France
TQN Wind	100.00%		France	France
Trofeo Solar, S.L.U.	100.00%		Spain	Spain
Truyesol	50.00%	E	France	France
TSGF SpA	100.00%		Chile	Chile
TSSDG India Private Limited	100.00%		India	India
Valencia Solar 1, LLC	100.00%		United States	United States
Valencia Solar 2, LLC	100.00%		United States	United States
Valencia Solar 3, LLC	100.00%		United States	United States
Valencia Solar 4, LLC	100.00%		United States	United States
Valorene	66.00%		France	France
Varadero Solar, S.L.U.	100.00%		Spain	Spain
Ventos do Seixo Amarelo - Energias Renovaveis S.A.	90.00%		Portugal	Portugal

F-104	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Vents D'Oc Centrale D'Energie Renouvelable 16	100.00%		France	France
Vents D'Oc Centrale D'Energie Renouvelable 17	50.00%	E	France	France
Vents D'Oc Centrale D'Energie Renouvelable 18	100.00%		France	France
Vertigo	25.92%	E	France	France
Vientos Los Hercules	100.00%		Argentina	Argentina
Vientos Solutions, S.L.U.	100.00%		Spain	Argentina
Vireausol	50.00%	E	France	France
West Burton Flexible Generation Ltd	50.00%	E	United Kingdom	United Kingdom
Wichita Data, LLC	100.00%		United States	United States
Wichita Solar I, LLC	100.00%		United States	United States
Winche Solar, S.L.U.	100.00%		Spain	Spain
Wind 1026 GmbH	100.00%		Germany	France
Wind 1029 GmbH	100.00%		Germany	Germany
Winergy	100.00%		France	France
Wolf Hollow I Power, LLC	100.00%		United States	United States
Wolf Hollow Services, LLC	50.00%	E	United States	United States
Woodbury Solar, LLC	100.00%		United States	United States
WP France 21	100.00%		France	France
WP FRANCE 28	100.00%		France	France
Yunlin Holding GmbH	23.00%	E	Germany	Germany
Yunlin Ukco Limited	29.46%	E	United Kingdom	United Kingdom
Zenith Solar, LLC	100.00%		United States	United States
Zephyr Holdings GP, LLC	50.00%	E	United States	United States

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Refining & Chemicals
	Atlantic Trading and Marketing Financial Inc.	100.00%		United States	United States
	Atlantic Trading and Marketing Inc.	100.00%		United States	United States
	Balzatex S.A.S.	100.00%		France	France
	BASF TotalEnergies Petrochemicals LLC	40.00%		United States	United States
	Bay Junction Inc.	100.00%		United States	United States
	Bayport Polymers LLC	50.00%	E	United States	United States
	Borrachas Portalegre Ltda	100.00%		Portugal	Portugal
	BOU Verwaltungs GmbH	100.00%		Germany	Germany
	Catelsa-Caceres S.A.U.	100.00%		Spain	Spain
	Chartering and Shipping Services Singapore Pte. Ltd.	100.00%		Singapore	Singapore
	Composite Industrie Maroc S.A.R.L.	100.00%		Morocco	Morocco
	Composite Industrie S.A.S.	100.00%		France	France
	Cosden, LLC	100.00%		United States	United States
	COS-MAR Company	50.00%		United States	United States
	Cray Valley (Guangzhou) Chemical Company, Limited	100.00%		China	China
	Cray Valley Czech	100.00%		Czech Republic	Czech Republic
	Cray Valley HSC Asia Ltd	100.00%		China	China
	Cray Valley S.A.	100.00%		France	France
	CSSA - Chartering and Shipping Services S.A.	100.00%		Switzerland	Switzerland
	EcoMotion JV GmbH	49.90%	E	Germany	Germany
	Elf Aquitaine Fertilisants	100.00%		France	France
	Espa S.A.R.L.	100.00%		France	France
	Feluy Immobati	100.00%		Belgium	Belgium
	Fina Technology, Inc.	100.00%		United States	United States
	FPL Enterprises, Inc.	100.00%		United States	United States
	Gasket (Suzhou) Valve Components Company, Limited	100.00%		China	China
	Gasket International S.R.L.	100.00%		Italy	Italy
	Grande Paroisse S.A.	100.00%		France	France
	Hanwha TotalEnergies Petrochemical Co., Ltd	50.00%	E	South Korea	South Korea
	Hutchinson (Chongqing) Automotive Systems Ltd	100.00%		China	China
	Hutchinson (UK) Limited	100.00%		United Kingdom	United Kingdom
	Hutchinson (Wuhan) Automotive Rubber Products Company Limited	100.00%		China	China
	Hutchinson Aeronautique & Industrie Limited	100.00%		Canada	Canada
	Hutchinson Aerospace & Industry Inc.	100.00%		United States	United States
	Hutchinson Aerospace GmbH	100.00%		Germany	Germany
	Hutchinson Aerospace Services SNC	100.00%		France	France
	Hutchinson Antivibration Systems Inc.	100.00%		United States	United States
	Hutchinson Autopartes Mexico S.A. de C.V.	100.00%		Mexico	Mexico
	Hutchinson Borrachas de Portugal Ltda	100.00%		Portugal	Portugal
	Hutchinson Brazil Automotive	100.00%		Brazil	Brazil
	Hutchinson Corporation	100.00%		United States	United States
	Hutchinson d.o.o Ruma	100.00%		Serbia	Serbia
	Hutchinson Do Brasil S.A.	100.00%		Brazil	Brazil
	Hutchinson Fluid Management Systems Inc.	100.00%		United States	United States
	Hutchinson GmbH	100.00%		Germany	Germany
	Hutchinson Holding GmbH	100.00%		Germany	Germany
	Hutchinson Holdings UK Limited	100.00%		United Kingdom	United Kingdom
	Hutchinson Iberia S.A.	100.00%		Spain	Spain
	Hutchinson Industrial Rubber Products (Suzhou) Company, Limited	100.00%		China	China
	Hutchinson Industrial Rubber Products Private Limited Inde	100.00%		India	India
	Hutchinson Industrias Del Caucho SAU	100.00%		Spain	Spain
	Hutchinson Industries Inc.	100.00%		United States	United States
	Hutchinson Japan Company Limited	100.00%		Japan	Japan
	Hutchinson Korea Limited	100.00%		South Korea	South Korea
	Hutchinson Malta Ltd	100.00%		Malta	Malta

Form 20-F 2024 TotalEnergies	F-105

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Hutchinson Maroc S.A.R.L. AU	100.00%		Morocco	Morocco
Hutchinson Poland SP ZO.O.	100.00%		Poland	Poland
Hutchinson Polymers S.N.C.	100.00%		France	France
Hutchinson Porto Tubos Flexiveis Ldta	100.00%		Portugal	Portugal
Hutchinson Precision Sealing Systems Inc.	100.00%		United States	United States
Hutchinson Research & Innovation Singapore Pte. Limited	100.00%		Singapore	Singapore
Hutchinson S.A.	100.00%		France	France
Hutchinson S.N.C.	100.00%		France	France
Hutchinson S.R.L. (Brasov)	100.00%		Romania	Romania
Hutchinson S.R.L. (Italie)	100.00%		Italy	Italy
Hutchinson Seal De Mexico S.A. de C.V.	100.00%		Mexico	Mexico
Hutchinson Sealing Systems Inc.	100.00%		United States	United States
Hutchinson SRO	100.00%		Czech Republic	Czech Republic
Hutchinson Stop - Choc GmbH & Co. KG	100.00%		Germany	Germany
Hutchinson Technologies (Maanshan) Co., Ltd.	100.00%		China	China
Hutchinson Technologies (Shenyang) Co., Ltd.	100.00%		China	China
Hutchinson Transferencia de Fluidos S.A. de C.V.	100.00%		Mexico	Mexico
Hutchinson Tunisie S.A.R.L.	100.00%		Tunisia	Tunisia
Hutchinson Vietnam Company Limited	100.00%		Vietnam	Vietnam
Iber Resinas S.L.	100.00%		Spain	Spain
Industrias Tecnicas De La Espuma SL	100.00%		Spain	Spain
Industrielle Desmarquoy S.N.C.	100.00%		France	France
Jehier S.A.S.	99.89%		France	France
Joint Precision Rubber	100.00%		France	France
KTN Kunststofftechnik Nobitz GmbH	100.00%		Germany	Germany
La Porte Pipeline Company, L.P.	19.96%	E	United States	United States
La Porte Pipeline GP, LLC	19.96%	E	United States	United States
Laffan Refinery Company Limited 1	10.00%	E	Qatar	Qatar
Le Joint Francais S.N.C.	100.00%		France	France
Legacy Site Services Funding Inc.	100.00%		United States	United States
Legacy Site Services LLC	100.00%		United States	United States
Les Stratifies S.A.S.	100.00%		France	France
Lone Wolf Land Company	100.00%		United States	United States
Machen Land Limited	100.00%		United Kingdom	United Kingdom
Metafactory	100.00%		France	France
Mide Technology Corporation	100.00%		United States	United States
Olutex Oberlausitzer Luftfahrttextilien GmbH	100.00%		Germany	Germany
Pamargan Products Limited	100.00%		United Kingdom	United Kingdom
Paulstra S.N.C.	100.00%		France	France
PFW Aerospace GmbH	100.00%		Germany	Germany
PFW Havacilik Sanayi ve Dis Ticaret Limited Sirtketi	100.00%		Turkey	Turkey
PFW UK Machining Ltd.	100.00%		United Kingdom	United Kingdom
Polyblend GmbH	100.00%		Germany	Germany
Qatar Petrochemical Company Q.S.C. (QAPCO)	20.00%	E	Qatar	Qatar
Qatofin Company Limited	49.08%	E	Qatar	Qatar
Resilium	100.00%		Belgium	Belgium
Retia	100.00%		France	France
Retia USA LLC	100.00%		United States	United States
San Jacinto Rail Limited	17.00%	E	United States	United States
Saudi Aramco Total Refining & Petrochemical Company	37.50%	E	Saoudia Arabia	Saoudia Arabia
Septentrion Participations	100.00%		France	France
Societe Bearnaise De Gestion Industrielle	100.00%		France	France
Societe du Pipeline Sud-Europeen	35.14%	E	France	France
Southeast Texas Pipelines LLC	40.00%		United States	United States
Stillman Seal Corporation	100.00%		United States	United States
Stop-Choc (UK) Limited	100.00%		United Kingdom	United Kingdom
STR Tecoil Oy	100.00%		Finland	Finland
Synova	100.00%		France	France
TankOpslag en PijpleidingenNet N.V.	55.00%		Netherlands	Netherlands
Techlam S.A.S.	100.00%		France	France
Tesbo Oy	100.00%		Finland	Finland
TESSAF S.A.S.	50.10%		France	France
Thermal Control Systems Automotive Sasu	100.00%		France	France
Total Atlantic Trading Mexico S.A. de C.V.	100.00%		Mexico	Mexico
Total Energy Marketing A/S	100.00%		Denmark	Denmark
TotalEnergies Activities Maritimes	100.00%		France	France
TotalEnergies Belgium Services	100.00%		Belgium	Belgium
TotalEnergies Corbion B.V.	50.00%	E	Netherlands	Netherlands
TotalEnergies Fluids	100.00%		France	France
TotalEnergies Laffan Refinery Holdco	100.00%		France	France
TotalEnergies Marketing Deutschland GmbH Refining (d)	100.00%		Germany	Germany
TotalEnergies Olefins Antwerp	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals & Refining SA/NV	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals (Hong-Kong) Ltd	100.00%		Hong Kong	Hong Kong
TotalEnergies Petrochemicals (Shanghai) Co. Ltd	100.00%		China	China
TotalEnergies Petrochemicals Development Feluy	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals Ecaussinnes	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals Feluy	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals France	100.00%		France	France
TotalEnergies Petrochemicals Iberica	100.00%		Spain	Spain
TotalEnergies Petrochemicals UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Pipeline USA, Inc.	100.00%		United States	United States
TotalEnergies Plastic Energy Advanced Recycling S.A.S.	60.00%		France	France
TotalEnergies Polymers Antwerp	100.00%		Belgium	Belgium

F-106	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies Raffinage Chimie	100.00%		France	France
TotalEnergies Raffinage France	100.00%		France	France
TotalEnergies Raffinerie Mitteldeutschland GmbH	100.00%		Germany	Germany
TotalEnergies Refinery Antwerp	100.00%		Belgium	Belgium
TotalEnergies Refinery Port Arthur, LLC	100.00%		United States	United States
TotalEnergies Refining & Chemicals Arabia	100.00%		France	France
TotalEnergies Splitter USA, Inc.	100.00%		United States	United States
TotalEnergies Trading Asia Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Trading Europe	100.00%		France	France
TotalEnergies Trading Products S.A.	100.00%		Switzerland	Switzerland
TotalEnergies Trading Storage S.A.	100.00%		Switzerland	Switzerland
TOTSA TotalEnergies Trading S.A.	100.00%		Switzerland	Switzerland
Totseanergy	49.00%	E	Belgium	Belgium
Vibrachoc S.A.U.	100.00%		Spain	Spain
Zeeland Refinery NV	55.00%		Netherlands	Netherlands

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Marketing & Services
	Antilles Gaz	100.00%		France	France
	Argedis	100.00%		France	France
	Aristea	51.00%	E	Belgium	Belgium
	Arteco	49.99%	E	Belgium	Belgium
	AS 24	100.00%		France	France
	AS 24 Belgium	100.00%		Belgium	Belgium
	AS 24 Espanola S.A.	100.00%		Spain	Spain
	AS 24 Fuel Card Limited	100.00%		United Kingdom	United Kingdom
	AS 24 Lietuva	100.00%		Lithunia	Lithunia
	AS 24 Polska SP ZO.O.	100.00%		Poland	Poland
	AS 24 Tankservice GmbH	100.00%		Germany	Germany
	C.M.T.M. CENTRE DE MANAGEMENT DE TRANSACTIONS MONETIQUES	99.90%		France	France
	Circle K Belgium	40.00%	E	Belgium	Belgium
	Clean Energy Fuels Corp.	19.06%	E	United States	United States
	Elf Oil UK Aviation Limited	100.00%		United Kingdom	United Kingdom
	Elf Oil UK Properties Limited	100.00%		United Kingdom	United Kingdom
	Fioulmarket.fr	100.00%		France	France
	Gapco Kenya Limited	100.00%		Kenya	Kenya
	Gapco Tanzania Limited	100.00%		Tanzania	Tanzania
	Guangzhou Elf Lubricants Company Limited	77.00%		China	China
	Gulf Africa Petroleum Corporation	100.00%		France	France
	Lubricants Vietnam Holding Limited	100.00%		Hong Kong	Hong Kong
	Quimica Vasca S.A.U.	100.00%		Spain	Spain
	Saudi Total Petroleum Products	51.00%	E	Saoudia Arabia	Saoudia Arabia
	Societe mahoraise de stockage de produits petroliers	100.00%		France	France
	Societe pour l'exploitation de l'usine de Rouen	98.98%		France	France
	Societe Urbaine des Petroles	100.00%		France	France
	S-OIL TotalEnergies Lubricants Co. Ltd	50.00%	E	South Korea	South Korea
	Source EV Limited	50.00%	E	United Kingdom	United Kingdom
	South Asia LPG Company Private Limited	50.00%	E	India	India
	Stedis	100.00%		France	France
	Tas'Helat Marketing Company	50.00%	E	Saoudia Arabia	Saoudia Arabia
	TEAL Mobility	50.00%	E	France	France
	TEVGO	100.00%		France	France
	Total (Tianjin) Manufacturing Co., Ltd.	77.00%		China	China
	Total Bitumen UK Limited	100.00%		United Kingdom	United Kingdom
	Total Especialidades Argentina	100.00%		Argentina	Argentina
	Total Lubricants (China) Company Limited	77.00%		China	China
	Total Marketing Uganda Ltd	100.00%		Uganda	Uganda
	TotalEnergies (China) Investment Co Ltd	100.00%		China	China
	TotalEnergies Additives and Fuels Solutions	100.00%		France	France
	TotalEnergies Aviation	100.00%		France	France
	TotalEnergies Aviation Suisse S.A.	100.00%		Switzerland	Switzerland
	TotalEnergies Aviation Zambia Ltd	100.00%		Zambia	Zambia
	TotalEnergies Bitumen Deutschland GmbH	100.00%		Germany	Germany
	TotalEnergies Charging Services	100.00%		France	France
	TotalEnergies Charging Services España SL	100.00%		Spain	Spain
	TotalEnergies Charging Services Singapore Pte. Ltd.	100.00%		Singapore	Singapore
	TotalEnergies Charging Solutions Belgium	100.00%		Belgium	Belgium
	TotalEnergies Charging Solutions Deutschland GmbH	100.00%		Germany	Germany
	TotalEnergies Charging Solutions Nederland B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Charging Solutions UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies Diesel Comercio e Transportes Brasil Ltda	100.00%		Brazil	Brazil
	TotalEnergies Distribuidora Brasil Ltda	100.00%		Brazil	Brazil
	TotalEnergies Glass Lubricants Europe GmbH	100.00%		Germany	Germany
	TotalEnergies Holdings Deutschland GmbH	100.00%		Germany	Germany
	TotalEnergies LPG Vietnam Company Ltd	100.00%		Vietnam	Vietnam
	TotalEnergies Lubrifiants	99.98%		France	France
	TotalEnergies Lubrifiants Algerie SPA	78.90%		Algeria	Algeria
	TotalEnergies Lubrifiants Services Automobile	99.98%		France	France
	TotalEnergies Marine Fuels Pte. Ltd	100.00%		Singapore	Singapore
	TotalEnergies Marketing (Cambodia) Co. Ltd	100.00%		Cambodia	Cambodia
	TotalEnergies Marketing (Fiji) Pte Ltd	100.00%		Fiji Islands	Fiji Islands
	TotalEnergies Marketing (Hubei) Co., Ltd	100.00%		China	China

Form 20-F 2024 TotalEnergies	F-107

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies Marketing (Shanghai) Co., Ltd	100.00%		China	China
TotalEnergies Marketing African Holdings Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Marketing Afrique	100.00%		France	France
TotalEnergies Marketing Angola S.A.	50.00%	E	Angola	Angola
TotalEnergies Marketing Antilles-Guyane	100.00%		France	France
TotalEnergies Marketing Asia-Pacific Middle East Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Marketing Belgium	100.00%		Belgium	Belgium
TotalEnergies Marketing Burkina	100.00%		Burkina Faso	Burkina Faso
TotalEnergies Marketing Cameroun S.A.	67.01%		Cameroon	Cameroon
TotalEnergies Marketing Ceska republika S.R.O.	100.00%		Czech Republic	Czech Republic
TotalEnergies Marketing Chile SA	100.00%		Chile	Chile
TotalEnergies Marketing Congo	100.00%		Congo	Congo
TotalEnergies Marketing Corse	100.00%		France	France
TotalEnergies Marketing Côte d'Ivoire	72.99%		Côte d'Ivoire	Côte d'Ivoire
TotalEnergies Marketing Denmark A/S	100.00%		Denmark	Denmark
TotalEnergies Marketing Dominicana, S.A.	50.00%		Dominican Republic	Dominican Republic
TotalEnergies Marketing Egypt	50.00%	E	Egypt	Egypt
TotalEnergies Marketing España, S.A.U.	100.00%		Spain	Spain
TotalEnergies Marketing Eswatini (Pty) Ltd	50.10%		Swaziland	Swaziland
TotalEnergies Marketing Ethiopia Share Company	100.00%		Ethiopia	Ethiopia
TotalEnergies Marketing France	100.00%		France	France
TotalEnergies Marketing Gabon	90.00%		Gabon	Gabon
TotalEnergies Marketing Ghana PLC	76.74%		Ghana	Ghana
TotalEnergies Marketing Guinea Ecuatorial	70.00%		Equatorial Guinea	Equatorial Guinea
TotalEnergies Marketing Guinee	100.00%		Guinea	Guinea
TotalEnergies Marketing Holdings Africa	100.00%		France	France
TotalEnergies Marketing Holdings Asia	100.00%		France	France
TotalEnergies Marketing Holdings India	100.00%		France	France
TotalEnergies Marketing India Private Ltd	100.00%		India	India
TotalEnergies Marketing Italia SpA	100.00%		Italy	Italy
TotalEnergies Marketing Jamaica Ltd	100.00%		Jamaica	Jamaica
TotalEnergies Marketing Jordan	100.00%		Jordan	Jordan
TotalEnergies Marketing Kenya PLC	93.96%		Kenya	Kenya
TotalEnergies Marketing Lebanon	100.00%		Lebanon	Lebanon
TotalEnergies Marketing Madagasikara S.A.	79.44%		Madagascar	Madagascar
TotalEnergies Marketing Malawi Ltd	100.00%		Malawi	Malawi
TotalEnergies Marketing Mali	100.00%		Mali	Mali
TotalEnergies Marketing Maroc	55.00%		Morocco	Morocco
TotalEnergies Marketing Mauritius Ltd	55.00%		Mauritius Island	Mauritius Island
TotalEnergies Marketing Mayotte	100.00%		France	Mayotte
TotalEnergies Marketing Mexico S.A. de C.V.	100.00%		Mexico	Mexico
TotalEnergies Marketing Middle East FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Marketing Mocambique S.A.	100.00%		Mozambique	Mozambique
TotalEnergies Marketing Namibia (Pty) Ltd	50.10%		Namibia	Namibia
TotalEnergies Marketing Nederland NV	100.00%		Netherlands	Netherlands
TotalEnergies Marketing Nigeria PLC	61.72%		Nigeria	Nigeria
TotalEnergies Marketing Pacifique	100.00%		France	New Caledonia
TotalEnergies Marketing Polska	100.00%		Poland	Poland
TotalEnergies Marketing Polynesie	100.00%		France	French Polynesia
TotalEnergies Marketing Puerto Rico	100.00%		Puerto Rico	Puerto Rico
TotalEnergies Marketing RDC	60.00%		Democratic Republic of Congo	Democratic Republic of Congo
TotalEnergies Marketing Reunion	100.00%		France	Reunion
TotalEnergies Marketing Romania S.A.	100.00%		Romania	Romania
TotalEnergies Marketing Senegal	69.14%		Senegal	Senegal
TotalEnergies Marketing Services	100.00%		France	France
TotalEnergies Marketing South Africa (Pty) Ltd	50.10%		South Africa	South Africa
TotalEnergies Marketing Taiwan Ltd	63.00%		TaIwan	TaIwan
TotalEnergies Marketing Tanzania Ltd	100.00%		Tanzania	Tanzania
TotalEnergies Marketing Togo	76.72%		Togo	Togo
TotalEnergies Marketing Tunisie	100.00%		Tunisia	Tunisia
TotalEnergies Marketing UAE LLC	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Marketing Uganda Ltd	100.00%		Uganda	Uganda
TotalEnergies Marketing UK Limited	100.00%		United Kingdom	United Kingdom
TotalEnergies Marketing Ukraine	100.00%		Ukraine	Ukraine
TotalEnergies Marketing USA Inc.	100.00%		United States	United States
TotalEnergies Marketing Vietnam Company Ltd	100.00%		Vietnam	Vietnam
TotalEnergies Marketing Zambia Ltd	100.00%		Zambia	Zambia
TotalEnergies Marketing Zimbabwe (Private) Ltd	80.00%		Zimbabwe	Zimbabwe
TotalEnergies MKG Luxembourg S.A.	100.00%		Luxembourg	Luxembourg
TotalEnergies Proxi Nord Est	100.00%		France	France
TotalEnergies Proxi Nord Ouest	100.00%		France	France
TotalEnergies Proxi Sud Est	100.00%		France	France
TotalEnergies Proxi Sud Ouest	100.00%		France	France
TotalEnergies Singapore Services Pte Ltd	100.00%		Singapore	Singapore
TotalEnergies Sinochem Retail Company Ltd	49.00%	E	China	China
TotalEnergies Supply Marketing Services S.A.	100.00%		Switzerland	Switzerland
TotalEnergies Turkey Pazarlama A.S.	100.00%		Turkey	Turkey
TotalEnergies Warme&Kraftstoff Deutschland GmbH	100.00%		Germany	Germany
TotalEnergies Wash France	100.00%		France	France
Trapil	5.50%	E	France	France
Upbeatprops 100 Pty Limited	50.10%		South Africa	South Africa
Yangtze Gorges Green Way Charging Technology (Hubei) Co., Ltd.	50.00%	E	China	China

F-108	TotalEnergies Form 20-F 2024

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Corporate
	Albatros	100.00%		France	France
	Elf Aquitaine Inc.	100.00%		United States	United States
	Elf Forest Products LLC	100.00%		United States	United States
	Institut Photovoltaique D'Ile De France (IPVF)	43.00%		France	France
	Omnium Reinsurance Company S.A.	100.00%		Switzerland	Switzerland
	Pan Insurance Designated Activity Company	100.00%		Ireland	Ireland
	Socap S.A.S.	100.00%		France	France
	Societe Civile Immobiliere CB2	100.00%		France	France
	Sofax Banque	100.00%		France	France
	Total International NV	100.00%		Netherlands	Netherlands
	Total Operations Canada Limited	100.00%		Canada	Canada
	Total Resources (Canada) Limited	100.00%		Canada	Canada
	TotalEnergies (Beijing) Corporate Management Co., Ltd.	100.00%		China	China
	TotalEnergies American Services, Inc.	100.00%		United States	United States
	TotalEnergies Capital	100.00%		France	France
	TotalEnergies Capital Canada Ltd	100.00%		Canada	Canada
	TotalEnergies Capital International	100.00%		France	France
	TotalEnergies Consulting	100.00%		France	France
	TotalEnergies Delaware, Inc.	100.00%		United States	United States
	TotalEnergies Developpement Regional S.A.S.	100.00%		France	France
	TotalEnergies Digital Factory	100.00%		France	France
	TotalEnergies EP Gestion Filiales	100.00%		France	France
	TotalEnergies Facilities Management Services (TFMS)	100.00%		France	France
	TotalEnergies Finance	100.00%		France	France
	TotalEnergies Finance Corporate Services Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies Finance Europe	100.00%		France	France
	TotalEnergies Finance International B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Finance USA, Inc.	100.00%		United States	United States
	TotalEnergies Funding Nederland B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Gestion USA	100.00%		France	France
	TotalEnergies Global Financial Services	100.00%		France	France
	TotalEnergies Global Human Resources Services	100.00%		France	France
	TotalEnergies Global Information Technology Services Belgium	99.98%		Belgium	Belgium
	TotalEnergies Global IT Services (TGITS)	100.00%		France	France
	TotalEnergies Global Procurement (TGP)	100.00%		France	France
	TotalEnergies Global Procurement Belgium S.A. (TGPB)	100.00%		Belgium	Belgium
	TotalEnergies Global Services Bucharest	100.00%		Romania	Romania
	TotalEnergies Global Services Philippines Inc.	100.00%		Philippines	Philippines
	TotalEnergies Holding Allemagne	100.00%		France	France
	TotalEnergies Holdings	100.00%		France	France
	TotalEnergies Holdings Europe	100.00%		France	France
	TotalEnergies Holdings UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies Holdings USA, Inc.	100.00%		United States	United States
	TotalEnergies Investment (Tianjin) Co., Ltd.	100.00%		China	China
	TotalEnergies Investment Management (Tianjin) Co., Ltd.	100.00%		China	China
	TotalEnergies Investments	100.00%		France	France
	TotalEnergies Learning Solutions (TLS)	100.00%		France	France
	TotalEnergies Marketing Holdings Nederland B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Marketing Holdings South Africa ZA (Pty) Ltd	100.00%		South Africa	Netherlands
	TotalEnergies OneTech	100.00%		France	France
	TotalEnergies OneTech Belgium	100.00%		Belgium	Belgium
	TotalEnergies Participations	100.00%		France	France
	TotalEnergies Petrochemicals & Refining USA, Inc. (d)	100.00%		United States	United States
	TotalEnergies SE	–		France	France
	TotalEnergies Security USA, Inc.	100.00%		United States	United States
	TotalEnergies Treasury	100.00%		France	France
	TotalEnergies Treasury Belgium	100.00%		Belgium	Belgium
	TotalEnergies UK Finance Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies Ventures Europe	100.00%		France	France
	TotalEnergies Ventures International	100.00%		France	France

(a)Del Rio Funding LLC, % of control different from % of interest : 50.00%

(b)Rio Grande LNG Intermediate Holdings LLC, % of control different from % of interest : 16.67%

(c)TotalEnergies Australia Unit Trust, % of control different from % of interest : 75.16%

(d)Multi-segment entities

Form 20-F 2024 TotalEnergies	F-109