Form 20-F
period 2025-12-31
TotalEnergies SE
filed 2026-03-27
CIK 879764

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Jean-Pierre Sbraire

Chief Financial Officer

TotalEnergies SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

Tel: +33 (0)1 47 44 45 46

Fax: +33 (0)1 47 44 49 44

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Shares	TTE	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,206,585,543 Shares, par value €2.50 each, as of December 31, 2025

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

References in this annual report on Form 20-F (this “Annual Report” or this “document”) to pages and sections of the “Universal Registration Document 2025” are references only to those pages and sections of TotalEnergies’ Universal Registration Document for the year ended December 31, 2025 attached in Exhibit 15.1 to this Annual Report and forming a part hereof. Other than as expressly provided herein, the Universal Registration Document 2025 is not incorporated herein by reference.

TotalEnergies’ Consolidated Financial Statements on pages F-9 to F-13 are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU) as of December 31, 2025.

In addition, this Annual Report and the Universal Registration Document 2025 contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. TotalEnergies’ management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating TotalEnergies’ operating performance. TotalEnergies believes that presentation of this information, along with comparable GAAP measures, is useful to investors because it allows investors to understand the primary method used by management to evaluate performance on a meaningful basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by TotalEnergies may not be comparable with similarly titled amounts reported by other companies.

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

ADDITIONAL INFORMATION

This Annual Report reports information primarily regarding TotalEnergies’ business, operations and financial information relating to the fiscal year ended December 31, 2025. For more recent updates regarding TotalEnergies, you may inspect any reports, statements or other information TotalEnergies files with the United States Securities and Exchange Commission (“SEC”). All of its SEC filings made after December 31, 2001 are available to the public at the SEC website at http://www.sec.gov and from certain commercial document retrieval services. See also “Item 10. - 10.7 Documents on display”.

No material on the TotalEnergies website (https://totalenergies.com) forms any part of this Annual Report. References in this Annual Report to documents on the TotalEnergies website are included as an aid to the location of such documents and such documents are not incorporated by reference. References to websites and the Sustainability & Climate – 2026 Progress Report contained in this Annual Report (including all exhibits hereto) are provided for reference only; the information contained on the referenced websites or in the Sustainability & Climate – 2026 Progress Report is not incorporated by reference in this Annual Report.

CERTAIN TERMS, ABBREVIATIONS AND CONVERSION TABLE

For the meanings of certain terms used in this document, as well as certain abbreviations and a conversion table, refer to the “Glossary” starting on page 641 of the Universal Registration Document 2025, incorporated herein by reference. Unless otherwise stated, the terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities located in or outside of France directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The term “Corporation” as used in this document exclusively refers to TotalEnergies SE, which is the parent company of the Company.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

TotalEnergies has made certain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995) in this document and in the documents referred to in, or incorporated by reference into, this Annual Report. This document may contain forward-looking statements including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies and expectations regarding returns to stockholders, including with respect to future dividends and share buybacks. This document may also contain statements regarding the perspectives, objectives and goals of TotalEnergies SE, including with respect to climate change and carbon neutrality. An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They are uncertain and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences or pandemics. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Form 20-F 2025 TotalEnergies	i

Readers are cautioned not to consider forward-looking statements as certain, but as an expression of the Corporation’s views only as of the date this document is published.

TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Corporation has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

TotalEnergies shall not be liable for any errors, omissions or inaccuracies in the information and data provided by or sourced from third parties contained in this document or used for assumptions, estimates or, more generally, forward-looking statements published in this document. Users are advised to verify them independently before relying on them.

The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies, is provided under “Item 3. - 3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

ii	TotalEnergies Form 20-F 2025

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.1    Risk factors

TotalEnergies conducts its business in a constantly changing environment and is exposed to risks that, if they were to occur, could have a material adverse effect on its business, financial condition, reputation, outlook, or the price of financial instruments issued by TotalEnergies SE. Point 3.1 of chapter 3 of the Universal Registration Document 2025 (starting on page 130), incorporated herein by reference, presents the significant risk factors specific to TotalEnergies, to which it believes it is exposed as of the filing date of this Annual Report.

For additional information on the risks to which TotalEnergies believes it is exposed as of the filing date of this Annual Report, along with its approaches to managing certain of these risks, please refer to “Item 5. Operating and financial review and prospects” and “Item 11. Quantitative and qualitative disclosures about market risk”, as well as points 3.2, 3.3 and 3.6 of chapter 3 (starting on pages 139, 142 and 150, respectively) of the Universal Registration Document 2025, incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

The following information providing an integrated overview of TotalEnergies from the Universal Registration Document 2025 is incorporated herein by reference:

-	presentation of TotalEnergies and its governance (points 1.1.1 and 1.7 of chapter 1, starting on pages 6 and 45 respectively);
-	its strategy and ambition (points 1.2 and 1.3 of chapter 1, starting on page 14);
-	history, employees, integrated business model, industrial assets and geographic presence (points 1.1.2, 1.1.3, and 1.6.1-1.6.4 of chapter 1, starting on pages 10, 12 and 42 respectively);
-

an overview of its approach to sustainable development, investment policy, R&D and dialogue with stakeholders (points 1.4, 1.5, and 1.6 of chapter 1, point 5.1.1 of chapter 5, starting on pages 36, 39, 42 and 274 respectively); and

-	organizational structure (point 1.7.3 of chapter 1, starting on page 49).

The following information providing an overview of TotalEnergies’ businesses and activities from the Universal Registration Document 2025 is incorporated herein by reference:

-	information concerning TotalEnergies’ principal capital expenditures and divestitures (point 1.5 of chapter 1, starting on page 39). See also “Item 5. Operating and financial review and prospects”;
-	business overview for fiscal year 2025 (points 2.1 to 2.6 of chapter 2, starting on page 74); and
-

geographical breakdown of TotalEnergies’ sales, property, plants and equipment, intangible assets and capital expenditures over the past three years (Note 4 to the Consolidated Financial Statements, on page F-31).

The following other information from the Universal Registration Document 2025 is incorporated herein by reference:

-	countries under economic sanctions (point 3.2 of chapter 3, starting on page 139);
-	insurance and risk management (point 3.4 of chapter 3, starting on page 148); and
-	investor relations (point 6.6 of chapter 6, starting on page 435).

See also “Additional Information” of this Annual Report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

Form 20-F 2025 TotalEnergies	3

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section is an analysis of the financial performance and of significant trends that may affect TotalEnergies’ future performance and it should be read in conjunction with the Consolidated Financial Statements and the Notes thereto starting on page F-9. The Consolidated Financial Statements and the Notes thereto are prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU. The critical accounting estimates are disclosed in the paragraph "Major judgments and accounting estimates" of the Notes to the Consolidated Financial Statements.

This section contains forward-looking statements that are subject to risks and uncertainties. For a list of important factors that could cause actual results to differ materially from those expressed in the forward-looking statements, see “Cautionary Statement Concerning Forward-Looking Statements” starting on page i.

For information on the invasion of Ukraine by Russia and the situation of the Company at March 27, 2026, refer to “Item 5. – 5.6 Situation of the Company in Russia at March 27, 2026” below.

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

In 2025, TotalEnergies reported IFRS net income of $13.1 billion, adjusted net income1 of $15.6 billion, cash flow from operating activities of $27.3 billion and cash flow from operations excluding working capital (CFFO)1 of $27.8 billion in an environment marked by a decline of 15% in oil prices. Return on average capital employed (ROACE)1 stood at 12.6%, the best among the majors for the fourth consecutive year. TotalEnergies continued to implement its balanced, disciplined growth strategy by investing $17.1 billion in 2025, including 37% for new Oil & Gas projects and around $3.5 billion in low‑carbon energies, of which nearly $3 billion in electricity. TotalEnergies ended 2025 with a gearing1 ratio at 15%, highlighting the Company’s solid financial position.

In 2025, Exploration & Production generated adjusted net operating income of $8.4 billion, cash flow from operating activities of $14.9 billion and cash flow from operations excluding working capital (CFFO) of $15.6 billion. In 2025, TotalEnergies’ production growth benefited from the start‑up and ramp‑up of seven major projects (Mero‑2, Mero‑3 and Mero‑4 in Brazil, Anchor and Ballymore in the United States, Fenix in Argentina and Tyra in Denmark). Accretive upstream production growth helped offset $5/b of the $11/b price decline recorded over the year. The Company maintained operating costs at $5/b in 2025 and continued to reduce operated methane emissions by over 20% during the year.

With a reserve replacement rate of 116% in 2025, TotalEnergies maintains proven reserves life above 12 years, while continuing to build its future project portfolio. The Company signed an agreement with Galp to acquire a 40% operated interest in the prolific PEL83 license, which includes the Mopane discovery. It also expanded its exploration portfolio by entering new licenses in Algeria, the United States, Nigeria, Malaysia, Indonesia, Guyana and Liberia. TotalEnergies pursued active management of its upstream portfolio, notably signing an agreement to merge its mature UK North Sea assets with NEO NEXT and selling interests in non‑operated projects in Nigeria and Brazil.

In 2025, Integrated LNG generated adjusted net operating income of $4.1 billion, cash flow from operating activities of $5.1 billion and cash flow from operations excluding working capital (CFFO) of $4.7 billion. The Company continued to strengthen its integration along the US LNG value chain with the investment decision for Train 4 of the Rio Grande LNG project, including the purchase of 1.5 Mt/year of LNG and the acquisition of new upstream gas interests in the Anadarko Basin.

In 2025, Integrated Power segment cash flow from operating activities was $2.4 billion and cash flow from operations excluding working capital (CFFO) amounted to $2.6 billion, in line with the announced target. Return on average capital employed (ROACE) stood at 10%. Net electricity production reached 48 TWh, up 17% year‑on‑year, helping reduce the average carbon intensity of all energy products sold to customers (‑18.5% versus 2015). To accelerate its gas‑to‑power integration strategy in Europe, TotalEnergies signed an agreement with EPH to acquire 50% of a portfolio of flexible power generation assets with more than 14 GW of gross capacity. In 2025, TotalEnergies also recycled $2 billion of capital by selling 50% of a 2.7 GW gross capacity portfolio (United States, Portugal, Greece, France), in line with its renewables business model.

In 2025, Downstream adjusted net operating income reached $3.8 billion, cash flow from operating activities was $6.2 billion and cash flow from operations excluding working capital (CFFO) $6.2 billion, with Refining & Chemicals capturing the margin improvement in the second half of the year and Marketing & Services benefiting from continued increases in unit margins.

Given the Company’s strong cash‑flow from operations excluding working capital (CFFO) generation and solid balance sheet despite uncertain environment, the Board of Directors will propose to the Annual Shareholders’ Meeting to be held on May 29, 2026, the distribution of a final 2025 dividend of €0.85/share, bringing the full‑year 2025 dividend to €3.40/share, up 5.6% from the 2024 dividend, reflecting the share buybacks executed in 2025 ($7.5 billion for a 55% payout). The Board also confirmed the 2026 share‑buyback guidance of $3 billion to $6 billion for an oil price between $60/b and $70/b and an exchange rate around $1.20/€. Considering the uncertain price environment, it authorized $750 million of buybacks in the first quarter 2026, consistent with the budget assumption ($60/b), thereby preserving the flexibility to adjust the level of buybacks during 2026 depending on price developments.

1Adjusted net income, cash flow from operations excluding working capital (CFFO), free cash flow, capital employed, net investment, gearing, payout and ROACE are non-GAAP financial measures. Refer to the “Glossary” starting on page 657 of the Universal Registration Document 2025 for the definitions and further information on Non-GAAP measures (alternative performance measures). The reconciliation tables for the non-GAAP financial measures are set forth under “Item 5 – 5.3 Adjusted Items and Reconciliation of non-GAAP financial measures” below.

Form 20-F 2025 TotalEnergies	4

Outlook

At the beginning of 2026, oil markets remain volatile in a constantly evolving geopolitical environment. Fundamentals, however, remain unchanged: global demand is expected to grow by around 0.9 million barrels per day (IEA – January 2026), driven by activity in non‑OECD countries and by petrochemical demand; at the same time, non‑OPEC supply growth is slowing, while OPEC+ has decided to maintain its quota policy at the beginning of 2026.

European gas prices for the first quarter on forward markets are hovering around $11-12/MBtu, reflecting strong winter consumption and storage levels below the seasonal averages observed since 2022.

In 2026, the Company intends to continue implementing its balanced and profitable transition strategy, anchored on its two growth pillars: hydrocarbons and electricity.

The Company plans to increase its overall energy production (oil, gas and electricity) by 5% over the year while continuing to reduce emissions from its operations, with a target of achieving a 70% reduction in methane emissions in 2026 compared with 2020.

For its first growth pillar, TotalEnergies expects to increase its oil and gas production by 3% in 2026, supported by the ramp‑up of projects started in 2025, the anticipated start‑ups in 2026 (notably Lapa in Brazil, Ratawi in Iraq, North Field East in Qatar, TFT II & South in Algeria, Tilenga in Uganda). These new barrels support a 7% increase in cash flow at $60/b, higher than production growth. The Company intends to maintain its competitive advantage by keeping production costs below $5/b through strong operational discipline. In the first quarter of 2026, hydrocarbon production is expected to be above 2.6 Mboe/d.

At the start of the year, refining margins are hovering around $5/b in a context of volatile crude prices. The Company expects to benefit from the improved availability of certain units that underperformed in 2025 and therefore anticipates an increase in refinery utilization rates to around 88% in the first quarter of 2026, in the absence of major shutdowns.

Integrated LNG is expected to continue its growth in 2026 with the start‑up of the North Field East project in Qatar (2 Mtpa of offtake) and Costa Azul on the North American Pacific coast (1.7 Mtpa of offtake). This growth, combined with LNG sales of over 44 Mt in 2026, should offset the expected decline in LNG prices and enable the segment to generate, at $60/b (Brent) and $10/MBtu (TTF), cash flow equivalent to that generated in 2025. Given recent oil and gas price trends and the lag effect on pricing formulas, TotalEnergies anticipates an average LNG sales price close to $8.5/MBtu in the first quarter of 2026.

For its second growth pillar, TotalEnergies plans to increase its electricity production by around 25% in 2026 to exceed 60 TWh, considering in particular the completion of the EPH acquisition, expected mid‑2026, which will enable the Company to accelerate its gas‑to‑power integration strategy in Europe. For the year, Integrated Power cash flow is expected to exceed $3 billion for investments of $2.5-3 billion.

In 2026, TotalEnergies expects net investments of around $15 billion, including about $3 billion dedicated to low‑carbon energies, mainly electricity. Reintegrating the annual equivalent of more than $1 billion over five years linked to the acquisition of EPH’s flexible power assets in shares, the planned investment effort in low‑carbon energies thus amounts to around $4 billion in 2026. The Company is implementing its multi‑year cash‑savings plan (Capex + Opex), now targeting $12.5 billion over 2026–2030, including $2.5 billion planned for 2026.

Under a scenario of $60/b Brent, $10/MBtu TTF and $5/b ERM, the Company expects to generate cash flow above $26 billion, supported by accretive production growth, improved Downstream performance and growth in Integrated Power. In this environment, the Company should maintain an attractive shareholder return while preserving the strength of its balance sheet, with a targeted gearing ratio of around 15% at end‑2026. Based on the seasonality observed in recent years, a temporary increase of around $2-3 billion in working capital requirements is expected in the first quarter of 2026.

Form 20-F 2025 TotalEnergies	5

5.2    Results 2025-2023

5.2.1   TotalEnergies:

As of and for the year ended December 31 (in millions of dollars, except earnings per shares data)	2025	2024	2023
Sales	201,196	214,550	237,128
Net income (TotalEnergies share)	13,127	15,758	21,384
Adjusted EBITDA (1)	40,555	43,143	50,030
Adjusted net operating income (2) from business segments	18,474	20,566	25,107
Exploration & Production	8,399	10,004	10,942
Integrated LNG	4,109	4,869	6,200
Integrated Power	2,215	2,173	1,853
Refining & Chemicals	2,378	2,160	4,654
Marketing & Services	1,373	1,360	1,458
Adjusted net income (1) (TotalEnergies share)	15,587	18,264	23,176
Fully-diluted earnings per shares ($)	5.78	6.69	8.67
Fully-diluted weighted-average shares (millions)	2,214	2,315	2,434
Cash flow used in investing activities	18,131	17,332	(16,454)
Organic investments (1)	16,812	16,423	18,126
Acquisitions net of assets sales (1)	279	1,406	(1,289)
Net investments (1)	17,091	17,829	16,837
Cash flow from operating activities	27,343	30,854	40,679
Cash flow from operations excluding working capital (CFFO) (1)	27,839	29,917	35,946
Debt Adjusted Cash Flow (DACF) (1)	29,255	30,614	36,451
(1)

Adjusted EBITDA, adjusted net income, organic investments, acquisitions net of assets sales, net investments, cash flow from operations excluding working capital (CFFO) and debt adjusted cash flow (DACF) are non-GAAP financial measures. Refer to the “Glossary” starting on page 641 of the Universal Registration Document 2025 for the definitions and further information on Non-GAAP measures (alternative performance measures). The reconciliation tables for the non-GAAP financial measures are set forth under “Item 5. – 5.3 Adjusted Items and Reconciliation of non-GAAP financial measures” below.

(2)	Detail of adjustment items shown in the business segment information. See “Item 5.- 5.2.2 Business segment reporting” below for further details.

Market environment parameters	2025	2024	2023
Brent ($/b)	69.1	80.8	82.6
Henry Hub ($/Mbtu)(1)	3.6	2.4	2.7
TTF ($/Mbtu)(2)	12.0	11.0	13.1
JKM ($/Mbtu)(3)	12.2	11.9	13.8
Average price of liquids (4), (5) ($/b) Consolidated subsidiaries	66.2	77.1	76.2
Average price of gas (4), (5) ($/Mbtu) Consolidated subsidiaries	5.72	5.54	6.64
Average price of LNG (4), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.14	9.80	10.76
European Refining Margin (ERM) (4), (7) ($/b)	7.1	5.3	9.5
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
(7)

This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Since the results for the fourth quarter of 2025, it has been expressed in ($/b), with a conversion factor of 7.5 b/t. The ERM stood at $ 71.0/t in 2023, $39.5/t in 2024 and $53.4/t in 2025.

Hydrocarbon production(1)	2025	2024	2023
Hydrocarbon production (kboe/d)	2,529	2,434	2,483
Oil (including bitumen) (kb/d)	1,378	1,314	1,388
Gas (including condensates and associated NGL) (kboe/d)	1,151	1,120	1,095
Hydrocarbon production (kboe/d)	2,529	2,434	2,483
Liquids (kb/d)	1,533	1,468	1,550
Gas (Mcf/d)	5,402	5,211	5,028

(1)   TotalEnergies production = Exploration & Production production + Integrated LNG production.

Return on equity (ROE) as of and for the year ended December 31 (in millions of dollars)	2025	2024	2023
Consolidated net income	13,357	16,031	21,510
Adjusted net income	15,833	18,586	23,450
Average adjusted shareholders’ equity	116,827	117,835	115,006
Return on equity (ROE)	13.6%	15.8%	20.4%

Return on average capital employed (ROACE) as of and for the year ended December 31 (in millions of dollars)	2025	2024	2023
Consolidated net income	13,357	16,031	21,510
Adjusted net operating income	17,827	19,974	24,684
Average capital employed	141,802	135,174	130,517
ROACE	12.6%	14.8%	18.9%

For a discussion of TotalEnergies’ proved reserves, refer to point 2.1.1 of chapter 2 of the Universal Registration Document 2025 (starting on page 75), incorporated herein by reference. See also point 9.1 of chapter 9 of the Universal Registration Document 2025 (starting on page 570), incorporated herein by reference, for additional information on proved reserves, including tables showing changes in proved reserves by region.

Form 20-F 2025 TotalEnergies	6

2025 vs. 2024

In terms of market environment parameters:

●	the Brent price decreased by 14% to $69.1/b on average in 2025 from $80.8/b on average in 2024;
●	TotalEnergies’ average liquids price realization[2] decreased by 14% to $66.2/b in 2025 from $77.1/b in 2024;
●	TotalEnergies’ average gas price realization[3] increased by 3% to $5.72/Mbtu in 2025 from $5.54/Mbtu in 2024;
●	TotalEnergies’ average LNG price realization[4] decreased by 7% to $9.14/Mbtu in 2025 from $9.80/Mbtu in 2024.

Hydrocarbon production averaged 2,529 thousand barrels of oil equivalent per day in 2025, up nearly 4% compared to 2,434 thousand barrels of oil equivalent per day in 2024, due to the following factors:

●	+6% from project start‑ups and ramp‑ups, notably Mero‑2, Mero‑3 and Mero‑4 in Brazil, Anchor and Ballymore in the United States, Fenix in Argentina, and Tyra in Denmark,
●	+1% scope effect, mainly linked to the acquisitions of SapuraOMV in Malaysia and interests in gas licenses in the Eagle Ford basin in Texas, and
●	-3% due to the natural decline of fields.

The euro-dollar exchange rate averaged $1.1300/€ in 2025, compared to $1.0824/€ in 2024.

Net income (TotalEnergies share) was $13,127 million in 2025, a decrease of 17% compared to $15,758 million in 2024.

Adjusted net income (TotalEnergies share) was $15,587 million in 2025, a decrease of 15% compared to $18,264 million in 2024.

Adjusted net income excludes the after‑tax inventory effect, non‑recurring items, and fair‑value changes.

TotalEnergies SE bought back, in 2025, 122,637,294 TotalEnergies SE shares on the market, i.e., 5.56% of the share capital as of December 31, 2025, of which 116,292,328 were for cancellation and, in 2024, 120,463,232 TotalEnergies SE shares on the market, i.e., 5.02% of the share capital as of December 31, 2024, of which 110,946,344 were for cancellation. See also “Item 5. - 5.4.3 Shareholders’ equity”, below.

Fully-diluted earnings per share was $5.78 in 2025 compared to $6.69 in 2024.

Acquisitions were:

●	$3,923 million in the full year 2025, mainly related to the acquisition of interests in 12 offshore blocks in Malaysia, as well as the completion of the VSB acquisition, various renewable projects to be developed in Canada, the Dominican Republic and Uganda for approximately $500 million, and an additional 10% stake in the Moho field in the Republic of the Congo.

Divestments were:

●	$3,644 million in the full year 2025, mainly reflecting the divestment of the non‑operated interest in the Bonga field in Nigeria, the partial sale of an interest in Block SK408 in Malaysia, the sale of 50% stakes in renewable portfolios in the United States and Greece, and the sale of a 1.7% stake in Adani Green Energy, as well as related to the divestment of interests in two unconventional blocks in Argentina, the sale of interests in the Nkossa and Nsoko II licenses in the Republic of the Congo, the sale of 50% of a renewable asset portfolio in Portugal and France, and the divestment of fuel distribution activities in Brazil.

TotalEnergies’ cash flow from operating activities was $27,343 million in 2025, a decrease of 11% compared to $30,854 million in 2024.

TotalEnergies’ cash flow used in investing activities was $(18,131) million in 2025 compared to $(17,332) million in 2024.

TotalEnergies’ cash flow from operations excluding working capital (CFFO) was $27,839 million in 2025, a decrease of 7% compared to $29,917 million in 2024.

In 2025, TotalEnergies’ cash flow from operating activities was $27,343 million versus cash flow from operations excluding working capital (CFFO) of $27,839 million.

The change in working capital was a decrease of $1,284 million for the full year 2025 in accordance with IFRS. The difference of $1,780 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $733 million, (ii) plus the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $650 million, (iii) plus the capital gains from the renewables project sale of $292 million and (iv) plus the organic loan repayments from equity affiliates of $105 million.

2Sales in $ / Sales in volume for consolidated affiliates.

3Sales in $ / Sales in volume for consolidated affiliates.

4Sales in $ / Sales in volume for consolidated and equity affiliates.

Form 20-F 2025 TotalEnergies	7

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was an increase of $496 million for the full year 2025, compared to a decrease of $937 million for the full year 2024.

TotalEnergies’ net cash flow5 was $10,748 million in 2025 compared to $12,088 million in 2024, reflecting a $2,078 million decrease in cash flow from operations excluding working capital (CFFO) and a $738 million decrease in net investments, which stood at $17,091 million in 2025.

See also “Item 5. - 5.4 Liquidity and Capital Resources” below.

2024 vs. 2023

Discussions of our consolidated financial condition and results of operations for 2023 and year-to-year comparisons between 2024 and 2023 are included in Item 5, Operating and Financial Review and Prospects, of the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2025.

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

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, as well as carbon storage activities, conducted in about 50 countries;
-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas and gas trading activities;
-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;
-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes oil supply and trading activities, maritime transport, and hydrogen activities previously reported within the Integrated LNG segment;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition, the Corporate segment includes holdings operating and financial activities.

This segment reporting has been prepared in accordance with IFRS 8 and according to the same principles as the internal reporting followed by the TotalEnergies’ Executive Committee.

5Net cash flow is a non-GAAP financial measures. Refer to the “Glossary” starting on page 657 of the Universal Registration Document 2023 for the definitions and further information on Non-GAAP measures (alternative performance measures). The reconciliation tables for the non-GAAP financial measures are set forth under “Item 5. – 5.3 Adjusted Items and Reconciliation of non-GAAP financial measures” below.

Form 20-F 2025 TotalEnergies	8

5.2.2.1    Exploration & Production segment

Hydrocarbon production	2025	2024	2023
EP (kboe/d)	1,990	1,947	2,034
Liquids (kb/d)*	1,467	1,408	1,492
Gas (Mcf/d)	2,794	2,880	2,900

Results (in millions of dollars except effective tax rate)	2025	2024	2023
Adjusted net operating income(1)	8,399	10,004	10,942
including adjusted income from equity affiliates	714	742	539
Effective tax rate(2)	49.9%	47.8%	50.0%
Cash flow used in investing activities	8,800	8,385	7,260
Organic investments	9,564	9,060	10,232
Acquisitions net of assets sales	(305)	(207)	(2,706)
Net investments	9,259	8,853	7,526
Cash flow from operating activities	14,949	17,388	18,531
Cash flow from operations excluding working capital (CFFO)	15,646	17,049	19,126
(1)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-24).
(2)

Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

2025 vs. 2024

Exploration & Production adjusted net operating income was $8,399 million in 2025, down 16% compared to $10,004 million in 2024.

The segment's cash flow from operating activities was $14,949 million in 2025, down 14% compared to $17,388 million in 2024.

The segment’s cash flow from operations excluding working capital (CFFO) was $15,646 million in 2025, benefiting from accretive production growth that offset the impact of a $5/b decline in Brent, resulting in decrease of 8% compared to $17,049 million in 2024.

For additional information on the EP segment’s capital expenditures, refer to point 1.4 (starting on page 36) of chapter 1 and point 2.1.2 (on page 76) of chapter 2 of the Universal Registration Document 2025, incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources”, below.

2024 vs. 2023

Discussions of our consolidated financial condition and results of operations for 2023 and year-to-year comparisons between 2024 and 2023 are included in Item 5, Operating and Financial Review and Prospects, of the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2025.

Form 20-F 2025 TotalEnergies	9

5.2.2.2    Integrated LNG segment

Hydrocarbon production for LNG	2025	2024	2023
Integrated LNG (kboe/d)	539	487	449
Liquids (kb/d)	66	60	58
Gas (Mcf/d)	2,608	2,331	2,128

Liquefied Natural Gas (in Mt)	2025	2024	2023
Overall LNG sales	43.9	39.8	44.3
Incl. Sales from equity production*	15.1	15.5	15.2
Incl. Sales by TotalEnergies from equity production and third party purchases	38.8	34.7	40.1

*     The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Results (in millions of dollars, except the average price of LNG)	2025	2024	2023
Average price of LNG ($/Mbtu)(1) Consolidated subsidiaries and equity affiliates	9.14	9.80	10.76
Adjusted net operating income(2)	4,109	4,869	6,200
including adjusted income from equity affiliates	1,865	1,978	2,103
Cash flow used in investing activities	3,008	3,487	3,120
Organic investments	2,569	2,169	2,063
Acquisitions net of assets sales	165	1,367	1,096
Net investments	2,734	3,536	3,159
Cash flow from operating activities	5,173	5,185	8,442
Cash flow from operations excluding working capital (CFFO)	4,698	4,903	7,293
(1)	Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.
(2)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-24).

2025 vs. 2024

Integrated LNG adjusted net operating income was $4,109 million in 2025, down 16% compared to $4,869 million in 2024.

The segment’s cash flow from operating activities was $5,173 million in 2025, stable compared to $5,185 million in 2024.

The segment’s cash flow from operations excluding working capital (CFFO) was $4,698 million in 2025, down 4% compared to $4,903 million in 2024, supported by 10% growth in production and sales in an environment of low volatility and declining average price of LNG.

For information on the segment’s investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2025 (starting on page 36), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources” below.

2024 vs. 2023

Discussions of our consolidated financial condition and results of operations for 2023 and year-to-year comparisons between 2024 and 2023 are included in Item 5, Operating and Financial Review and Prospects, of the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2025.

Form 20-F 2025 TotalEnergies	10

5.2.2.3   Integrated Power segment

Integrated Power	2025	2024	2023
Net power production (TWh) (1)	48.1	41.1	33.4
o/w power production from renewables	31.4	26.0	18.9
o/w power production from gas flexible capacities	16.7	15.1	14.5
Portfolio of power generation net installed capacity (GW) (2)	26.0	21.5	17.3
o/w renewables	19.0	15.1	13.0
o/w gas flexible capacities	7.0	6.5	4.3
Portfolio of renewable power generation gross capacity (GW) (2), (3)	108.7	97.2	80.1
o/w installed capacity	34.1	26.0	22.4
Clients power – BtB and BtC (Million) (2)	6.0	6.1	5.9
Clients gas – BtB and BtC (Million) (2)	2.7	2.8	2.8
Sales power – BtB and BtC (TWh)	48.8	50.7	52.1
Sales gas – BtB and BtC (TWh)	89.2	98.6	100.9
(1)	Solar, wind, hydroelectric and gas flexible capacities.
(2)	End of period data.
(3)	Includes 17.25% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity effective third quarter 2022 and 49% of Casa dos Ventos’ gross capacity.

Results (in millions of dollars)	2025	2024	2023
Adjusted net operating income(1)	2,215	2,173	1,853
including adjusted income from equity affiliates	211	–	137
Cash flow used in investing activities	4,001	3,897	4,836
Organic investments	2,187	2,355	2,582
Acquisitions net of assets sales	589	1,514	2,363
Net investments	2,776	3,869	4,945
Cash flow from operating activities	2,374	2,972	3,573
Cash flow from operations excluding working capital (CFFO)	2,558	2,555	2,152
(1)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-24).

2025 vs. 2024

In the full year 2025, gross installed renewable power generation capacity reached 34.1 GW up 31% compared to 26.0 GW in 2024, representing more than 8 GW of additional capacity year‑on‑year.

Integrated Power adjusted net operating income was $2,215 million in 2025, up 2% compared to $2,173 million in 2024.

The segment's cash flow from operating activities was $2,374 million in 2025, down 20% compared to $2,972 million in 2024.

The segment’s cash flow from operations excluding working capital (CFFO) was $2,558 million in 2025, stable compared to $2,555 million in 2024 in line with annual guidance. Production activities (including renewables and gas-fired power plants) accounted for 55% and marketing activities (B2B, B2C and trading) accounted for 45%.

For information on the segment’s investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2025 (starting on page 36), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources” below.

2024 vs. 2023

Discussions of our consolidated financial condition and results of operations for 2023 and year-to-year comparisons between 2024 and 2023 are included in Item 5, Operating and Financial Review and Prospects, of the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2025.

Form 20-F 2025 TotalEnergies	11

5.2.2.4    Downstream (Refining & Chemicals and Marketing & Services segments)

Results (in millions of dollars)	2025	2024	2023
Adjusted net operating income(1)	3,751	3,520	6,112
Cash flow used in investing activities	2,046	1,392	1,094
Organic investments	2,239	2,662	3,105
Acquisitions net of assets sales	(193)	(1,262)	(2,042)
Net investments	2,046	1,400	1,063
Cash flow from operating activities	6,294	6,709	9,914
Cash flow from operations excluding working capital (CFFO)	6,223	6,079	8,171
(1)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-24).

A.    Refining & Chemicals segment

Refinery throughput and utilization rate*	2025	2024	2023*
Total refinery throughput (kb/d)	1,526	1,472	1,436
France	470	422	414
Rest of Europe	606	605	592
Rest of world	449	446	431
Utilization rates based on crude only**	86%	83%	81%
*	Includes refineries in Africa that are reported in the Marketing & Services segment for 2023.
**

Based on distillation capacity at the beginning of the year, excluding the African refinery SIR (divested) from the third quarter of 2024 and the African refinery Natref (divested) during the fourth quarter of 2024.

Petrochemicals production and utilization rate	2025	2024	2023
Monomers* (kt)	4,967	5,082	4,896
Polymers (kt)	4,658	4,433	4,130
Steam cracker utilization rate**	79%	79%	69%
*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from 2nd quarter 2024.

Results (in millions of dollars, except ERM)	2025	2024	2023
European Refining Margin Marker (ERM) ($/b)(1)	7.1	5.3	9.5
Adjusted net operating income(2)	2,378	2,160	4,654
Cash flow used in investing activities	1,437	1,530	1,953
Organic investments	1,464	1,711	2,040
Acquisitions net of assets sales	(27)	(173)	(118)
Net investments	1,437	1,538	1,922
Cash flow from operating activities	3,459	3,808	7,957
Cash flow from operations excluding working capital (CFFO)	3,798	3,760	5,853
(1)

This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

(2)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-24).

2025 vs. 2024

In the full year 2025, refining throughput increased by 4% compared to the full year 2024, driven by high unit availability in the second half of the year of 2025.

In 2025, Refining & Chemicals adjusted net operating income was $2,378 million, up 10% compared to $2,160 million in 2024 with higher refining margins offsetting the decline in petrochemical margins.

The segment’s cash flow from operating activities was $3,459 million in 2025, down 9% compared to $3,808 million in 2024.

The segment’s cash flow from operations excluding working capital (CFFO) was $3,798 million in 2025, up 1% compared to $3,760 million in 2024 with higher refining margins offsetting the decline in petrochemical margins.

For information on the Refining & Chemicals segment’s investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2025 (starting on page 36), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources” below.

2024 vs. 2023

Discussions of our consolidated financial condition and results of operations for 2023 and year-to-year comparisons between 2024 and 2023 are included in Item 5, Operating and Financial Review and Prospects, of the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2025.

Form 20-F 2025 TotalEnergies	12

B.    Marketing & Services segment

Petroleum product sales (kb/d)*	2025	2024	2023
Total Marketing & Services sales	1,276	1,342	1,375
Europe	743	752	776
Rest of world	533	591	599
*	Excludes trading and bulk Refining sales.

Results (in millions of dollars)	2025	2024	2023
Adjusted net operating income(1)	1,373	1,360	1,458
Cash flow used in investing activities	609	(138)	(859)
Organic investments	775	951	1,065
Acquisitions net of assets sales	(166)	(1,089)	(1,924)
Net investments	609	(138)	(859)
Cash flow from operating activities	2,835	2,901	1,957
Cash flow from operations excluding working capital (CFFO)	2,425	2,319	2,318
(1)	Adjusted for special items, inventory valuation effect and the effect of changes in fair value. See Note 3 to the Consolidated Financial Statements (starting on page F-24).

2025 vs. 2024

In the full year 2025, sales of petroleum products were down by 5% compared to the full year 2024 as a result of focusing the portfolio on higher margin activities.

Marketing & Services adjusted net operating income was $1,373 million in 2025, stable compared to $1,360 million in 2024.

The segment’s cash flow from operating activities was $2,835 million in 2025, down 2% compared to $2,901 million in 2024.

The segment’s cash flow from operations excluding working capital (CFFO) was $2,425 million in 2025, up 5% compared to $2,319 million in 2024 with the improvement in unit margins more than offsetting a 5% decline in volumes.

For information on the Marketing & Services segment’s investments, refer to point 1.4 of chapter 1 of the Universal Registration Document 2025 (starting on page 36), incorporated herein by reference. See also “Item 5. - 5.4 Liquidity and Capital Resources”, below.

2024 vs. 2023

Discussions of our consolidated financial condition and results of operations for 2023 and year-to-year comparisons between 2024 and 2023 are included in Item 5, Operating and Financial Review and Prospects, of the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2025.

Form 20-F 2025 TotalEnergies	13

5.3    Adjusted Items and Reconciliation of non-GAAP financial measures

A.         Adjustment items to net income (TotalEnergies share)

in millions of dollars	2025	2024	2023
Net income (TotalEnergies share)	13,127	15,758	21,384
Special items affecting net income (TotalEnergies share)	(1,185)	(1,219)	(1,105)
Gain (loss) on asset sales	487	1,372	2,047
Restructuring charges	(58)	(27)	(56)
Impairments	(1,156)	(1,976)	(2,166)
Other*	(458)	(588)	(930)
After-tax inventory effect : FIFO vs. replacement cost	(610)	(339)	(699)
Effect of changes in fair value	(665)	(948)	12
Total adjustments affecting net income	(2,460)	(2,506)	(1,792)
Adjusted net income (TotalEnergies share)	15,587	18,264	23,176

B.        Reconciliation of consolidated net income to adjusted net operating income

in millions of dollars	2025	2024	2023
Consolidated net income (a)	13,357	16,031	21,510
Net cost of net debt (b)	(1,914)	(1,360)	(1,108)
Special items affecting net operating income	(1,274)	(1,249)	(1,384)
Gain (loss) on asset sales	487	1,372	2,047
Restructuring charges	(61)	(27)	(56)
Impairments	(1,162)	(1,978)	(2,297)
Other	(538)	(616)	(1,078)
After-tax inventory effect : FIFO vs. replacement cost	(617)	(386)	(694)
Effect of changes in fair value	(665)	(948)	12
Total adjustments affecting net operating income (c)	(2,556)	(2,583)	(2,066)
Adjusted net operating income (a - b - c)	17,827	19,974	24,684

C.        Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

in millions of dollars	2025	2024	2023
Net income - TotalEnergies share	13,127	15,758	21,384
Less: adjustment items to net income (TotalEnergies share)	2,460	2,506	1,792
Adjusted net income - TotalEnergies share	15,587	18,264	23,176
Adjusted items
Add: non-controlling interests	246	322	274
Add: income taxes	9,587	11,209	12,939
Add: depreciation, depletion and impairment of tangible assets and mineral interests	12,565	11,667	12,012
Add: amortization and impairment of intangible assets	382	389	394
Add: financial interest on debt	3,182	3,016	2,820
Less: financial income and expense from cash & cash equivalents	(994)	(1,724)	(1,585)
Adjusted EBITDA	40,555	43,143	50,030

D.        Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

in millions of dollars	2025	2024	2023
Adjusted items
Revenues from sales	182,344	195,610	218,945
Purchases, net of inventory variation	(115,200)	(126,000)	(142,247)
Other operating expenses	(30,468)	(29,485)	(29,808)
Exploration costs	(419)	(528)	(575)
Other income	1,686	725	504
Other expense, excluding amortization and impairment of intangible assets	(694)	(317)	(288)
Other financial income	1,339	1,304	1,221
Other financial expense	(881)	(835)	(722)
Net income (loss) from equity affiliates	2,848	2,669	3,000
Adjusted EBITDA	40,555	43,143	50,030
Adjusted items
Less: depreciation, depletion and impairment of tangible assets and mineral interests	(12,565)	(11,667)	(12,012)
Less: amortization of intangible assets	(382)	(389)	(394)
Less: financial interest on debt	(3,182)	(3,016)	(2,820)
Add: financial income and expense from cash & cash equivalents	994	1,724	1,585
Less: income taxes	(9,587)	(11,209)	(12,939)
Less: non-controlling interests	(246)	(322)	(274)
Add: adjustment - TotalEnergies share	(2,460)	(2,506)	(1,792)
Net income - TotalEnergies share	13,127	15,758	21,384

Form 20-F 2025 TotalEnergies	14

E.        Investments – Divestments and reconciliation of cash flow used in investing activities to net investments, to acquisitions net of assets sales and to organic investments

(1)       Totalenergies share:

in millions of dollars	2025	2024	2023
Cash flow used in investing activities (a)	18,131	17,332	16,454
Other transactions with non-controlling interests (b)	(331)	-	-
Organic loan repayment from equity affiliates (c)	105	29	(2)
Change in debt from renewable projects financing (d)*	(1,284)	(52)	78
Capex linked to capitalized leasing contracts (e)	397	471	259
Expenditures related to carbon credits (f)	73	49	48
Net investments (a + b + c + d + e + f = g - i + h)	17,091	17,829	16,837
of which acquisitions net of assets sales (g-i)	279	1,406	(1,289)
Acquisitions (g)	3,923	4,646	6,428
Asset sales (i)	3,644	3,240	7,717
Change in debt from renewable projects (partner share)	495	26	(81)
of which organic investments (h)	16,812	16,423	18,126
Capitalized exploration	322	516	1,094
Increase in non-current loans	1,960	2,210	1,845
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,067)	(1,083)	(524)
Change in debt from renewable projects (TotalEnergies share)	(789)	(26)	(3)
*	Change in debt from renewable projects (TotalEnergies share and partner share).

(2)        Exploration & Production:

in millions of dollars	2025	2024	2023
Cash flow used in investing activities (a)	8,800	8,385	7,260
Other transactions with non-controlling interests (b)	—	—	—
Organic loan repayment from equity affiliates (c)	—	1	—
Change in debt from renewable projects financing (d)*	—	—	—
Capex linked to capitalized leasing contracts (e)	386	418	218
Expenditures related to carbon credits (f)	73	49	48
Net investments (a + b + c + d + e + f = g - i + h)	9,259	8,853	7,526
of which acquisitions net of assets sales (g-i)	(305)	(207)	(2,706)
Acquisitions (g)	1,239	534	2,320
Asset sales (i)	1,544	741	5,026
Change in debt from renewable projects (partner share)	—	—	—
of which organic investments (h)	9,564	9,060	10,232
Capitalized exploration	298	483	1,081
Increase in non-current loans	198	196	154
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(179)	(98)	(92)
Change in debt from renewable projects (TotalEnergies share)	—	—	—
*	Change in debt from renewable projects (TotalEnergies share and partner share).

(3)        Integrated LNG:

in millions of dollars	2025	2024	2023
Cash flow used in investing activities (a)	3,008	3,487	3,120
Other transactions with non-controlling interests (b)	(331)	—	—
Organic loan repayment from equity affiliates (c)	47	3	2
Change in debt from renewable projects financing (d)*	—	—	—
Capex linked to capitalized leasing contracts (e)	10	46	37
Expenditures related to carbon credits (f)	—	—	—
Net investments (a + b + c + d + e + f = g - i + h)	2,734	3,536	3,159
of which acquisitions net of assets sales (g-i)	165	1,367	1,096
Acquisitions (g)	546	1,417	1,253
Asset sales (i)	381	50	157
Change in debt from renewable projects (partner share)	—	—	—
of which organic investments (h)	2,569	2,169	2,063
Capitalized exploration	24	33	13
Increase in non-current loans	754	809	570
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(415)	(372)	(131)
Change in debt from renewable projects (TotalEnergies share)	—	—	—
*	Change in debt from renewable projects (TotalEnergies share and partner share).

Form 20-F 2025 TotalEnergies	15

(4)        Integrated Power:

in millions of dollars	2025	2024	2023
Cash flow used in investing activities (a)	4,001	3,897	4,836
Other transactions with non-controlling interests (b)	—	—	—
Organic loan repayment from equity affiliates (c)	58	17	27
Change in debt from renewable projects financing (d)*	(1,284)	(52)	78
Capex linked to capitalized leasing contracts (e)	1	7	4
Expenditures related to carbon credits (f)	—	—	—
Net investments (a + b + c + d + e + f = g - i + h)	2,776	3,869	4,945
of which acquisitions net of assets sales (g-i)	589	1,514	2,363
Acquisitions (g)	2,083	2,515	2,739
Asset sales (i)	1,494	1,001	376
Change in debt from renewable projects (partner share)	495	26	(81)
of which organic investments (h)	2,187	2,355	2,582
Capitalized exploration	—	—	—
Increase in non-current loans	795	979	870
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(309)	(439)	(177)
Change in debt from renewable projects (TotalEnergies share)	(789)	(26)	(3)
*	Change in debt from renewable projects (TotalEnergies share and partner share).

(5)        Refining & Chemicals:

in millions of dollars	2025	2024	2023
Cash flow used in investing activities (a)	1,437	1,530	1,953
Other transactions with non-controlling interests (b)	—	—	—
Organic loan repayment from equity affiliates (c)	—	8	(31)
Change in debt from renewable projects financing (d)*	—	—	—
Capex linked to capitalized leasing contracts (e)	—	—	—
Expenditures related to carbon credits (f)	—	—	—
Net investments (a + b + c + d + e + f = g - i + h)	1,437	1,538	1,922
of which acquisitions net of assets sales (g-i)	(27)	(173)	(118)
Acquisitions (g)	12	77	32
Asset sales (i)	39	250	150
Change in debt from renewable projects (partner share)	—	—	—
of which organic investments (h)	1,464	1,711	2,040
Capitalized exploration	—	—	—
Increase in non-current loans	110	99	79
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(61)	(43)	(33)
Change in debt from renewable projects (TotalEnergies share)	—	—	—
*	Change in debt from renewable projects (TotalEnergies share and partner share).

(6)        Marketing & Services:

in millions of dollars	2025	2024	2023
Cash flow used in investing activities (a)	609	(138)	(859)
Other transactions with non-controlling interests (b)	—	—	—
Organic loan repayment from equity affiliates (c)	—	—	—
Change in debt from renewable projects financing (d)*	—	—	—
Capex linked to capitalized leasing contracts (e)	—	—	—
Expenditures related to carbon credits (f)	—	—	—
Net investments (a + b + c + d + e + f = g - i + h)	609	(138)	(859)
of which acquisitions net of assets sales (g-i)	(166)	(1,089)	(1,924)
Acquisitions (g)	2	103	84
Asset sales (i)	168	1,192	2,008
Change in debt from renewable projects (partner share)	—	—	—
of which organic investments (h)	775	951	1,065
Capitalized exploration	—	—	—
Increase in non-current loans	89	103	152
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(81)	(109)	(82)
Change in debt from renewable projects (TotalEnergies share)	—	—	—
*	Change in debt from renewable projects (TotalEnergies share and partner share).

Form 20-F 2025 TotalEnergies	16

F.	Reconciliation of cash flow from operating activities to cash flow from operations excluding working capital (CFFO), to DACF and to net cash flow

(1)        Totalenergies share:

in millions of dollars	2025	2024	2023
Cash flow from operating activities (a)	27,343	30,854	40,679
(Increase) decrease in working capital (b)*	634	1,491	5,526
Inventory effect (c)	(733)	(525)	(714)
Capital gain from renewable project sales (d)	292	—	81
Organic loan repayments from equity affiliates (e)	105	29	(2)
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	27,839	29,917	35,946
Financial charges	(1,416)	(697)	(505)
Debt Adjusted Cash Flow (DACF)	29,255	30,614	36,451
Organic investments (g)	16,812	16,423	18,126
Free cash flow after organic investments (f - g)	11,027	13,494	17,820
Net investments (h)	17,091	17,829	16,837
Net cash flow (f - h)	10,748	12,088	19,109
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

G.        Reconciliation of cash flow from operating activities to cash flow from operations excluding working capital (CFFO)

(1)        Exploration & Production

in millions of dollars	2025	2024	2023
Cash flow from operating activities (a)	14,949	17,388	18,531
(Increase) decrease in working capital (b)*	(697)	340	(595)
Inventory effect (c)	—	—	—
Capital gain from renewable project sales (d)	—	—	—
Organic loan repayments from equity affiliates (e)	—	1	—
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	15,646	17,049	19,126

(2)        Integrated LNG

in millions of dollars	2025	2024	2023
Cash flow from operating activities (a)	5,173	5,185	8,442
(Increase) decrease in working capital (b)*	522	285	1,151
Inventory effect (c)	—	—	—
Capital gain from renewable project sales (d)	—	—	—
Organic loan repayments from equity affiliates (e)	47	3	2
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	4,698	4,903	7,293
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG segments’ contracts.

(3)        Integrated Power

in millions of dollars	2025	2024	2023
Cash flow from operating activities (a)	2,374	2,972	3,573
(Increase) decrease in working capital (b)*	166	434	1,529
Inventory effect (c)	—	—	—
Capital gain from renewable project sales (d)	292	—	81
Organic loan repayments from equity affiliates (e)	58	17	27
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,558	2,555	2,152
*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG segments’ contracts.

(4)        Refining & Chemicals

in millions of dollars	2025	2024	2023
Cash flow from operating activities (a)	3,459	3,808	7,957
(Increase) decrease in working capital (b)	278	433	2,641
Inventory effect (c)	(617)	(377)	(568)
Capital gain from renewable project sales (d)	—	—	—
Organic loan repayments from equity affiliates (e)	—	8	(31)
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	3,798	3,760	5,853

(5)        Marketing & Services

in millions of dollars	2025	2024	2023
Cash flow from operating activities (a)	2,835	2,901	1,957
(Increase) decrease in working capital (b)	526	730	(215)
Inventory effect (c)	(116)	(148)	(146)
Capital gain from renewable project sales (d)	—	—	—
Organic loan repayments from equity affiliates (e)	—	—	—
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,425	2,319	2,318

Form 20-F 2025 TotalEnergies	17

H.        Gearing Ratio

As of and for the year ended December 31 (in millions of dollars)	2025	2024	2023
Current borrowings *	10,162	7,929	7,869
Other current financial liabilities	388	664	446
Current financial assets *, **	(3,093)	(6,536)	(6,256)
Net financial assets classified as held for sale *	7	33	17
Non-current financial debt *	40,944	35,711	32,722
Non-current financial assets *	(1,991)	(1,027)	(1,229)
Cash and cash equivalents	(26,202)	(25,844)	(27,263)
Net debt (a)	20,215	10,930	6,306
Shareholders’ equity - TotalEnergies share	114,883	117,858	116,753
Non-controlling interests	2,640	2,397	2,700
Shareholders' equity (b)	117,523	120,255	119,453
Gearing = a / (a+b)	14.7%	8.3%	5.0%
Leases (c)	8,567	8,272	8,275
Gearing including leases (a+c) / (a+b+c)	19.7%	13.8%	10.9%

*Excludes leases receivables and leases debts.

**Including initial margins held as part of the Company’s activities on organized markets.

I.        ROACE (Full year 2025)

	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&
In millions of dollars	Production	LNG	Power	Chemicals	Services	Company
Adjusted net operating income	8,399	4,109	2,215	2,378	1,373	17,827
Capital employed at 12/31/2023	63,870	36,048	21,511	6,043	7,674	132,222
Capital employed at 12/31/2024	64,430	41,477	21,739	5,564	6,870	138,125
Capital employed at 12/31/2025	65,096	44,409	24,134	7,035	6,845	145,479
ROACE	13.0%	9.6%	9.7%	37.8%	20.0%	12.6%

J.        Reconciliation of capital employed (balance sheet) and calculation of ROACE

	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&		Inter-
In millions of dollars	Production	LNG	Power	Chemicals	Services	Corporate	Company	Company
Adjusted net operating income 2025 (a)	8,339	4,109	2,215	2,378	1,373	(647)	—	17,827
Balance sheet as of December 31, 2025
Property plant and equipment intangible assets net	85,692	30,087	15,218	12,974	7,181	887	—	152,039
Investments & loans in equity affiliates	4,684	17,635	10,633	4,074	1,064	—	—	38,090
Other non-current assets	1,916	2,597	1,587	790	1,050	247	—	8,187
Inventories, net	1,464	1,019	566	10,455	3,159	—	—	16,663
Accounts receivable, net	5,651	7,694	4,927	17,123	7,136	815	(24,787)	18,559
Other current assets	6,357	6,904	4,566	3,079	3,010	2,308	(5,787)	20,437
Accounts payable	(6,061)	(8,837)	(7,448)	(30,522)	(9,035)	(957)	24,795	(38,065)
Other creditors and accrued liabilities	(10,959)	(8,178)	(4,526)	(6,731)	(5,410)	(6,319)	5,779	(36,344)
Working capital	(3,548)	(1,398)	(1,915)	(6,596)	(1,140)	(4,153)	—	(18,750)
Provisions and other non-current liabilities	(22,183)	(4,512)	(1,506)	(3,531)	(1,214)	972	—	(31,974)
Assets and liabilities classified as held for sale - Capital employed	(1,465)	—	117	—	54	7	—	(1,287)
Capital Employed (Balance sheet)	65,096	44,409	24,134	7,711	6,995	(2,040)	—	146,305
Less inventory valuation effect	—	—	—	(676)	(150)	—	—	(826)
Capital Employed at replacement cost (b)	65,096	44,409	24,134	7,035	6,845	(2,040)	—	145,479
Balance sheet as of December 31, 2024							—
Property plant and equipment intangible assets net	83,397	27,654	13,034	11,956	6,632	660	—	143,333
Investments & loans in equity affiliates	3,910	15,986	9,537	3,984	988	—	—	34,405
Other non-current assets	3,732	1,952	1,316	646	1,116	111	—	8,873
Inventories, net	1,456	1,475	547	12,063	3,327	—	—	18,868
Accounts receivable, net	5,845	8,412	7,466	16,362	7,167	581	(26,552)	19,281
Other current assets	6,663	10,198	4,086	2,208	2,870	2,342	(4,680)	23,687
Accounts payable	(6,632)	(8,888)	(9,222)	(32,204)	(8,642)	(805)	26,461	(39,932)
Other creditors and accrued liabilities	(10,241)	(11,060)	(3,363)	(4,992)	(5,329)	(5,747)	4,771	(35,961)
Working capital	(2,909)	137	(486)	(6,563)	(607)	(3,629)	—	(14,057)
Provisions and other non-current liabilities	(24,271)	(4,252)	(1,663)	(3,343)	(1,113)	903	—	(33,739)
Assets and liabilities classified as held for sale - Capital employed	571	—	1	—	70	—	—	642
Capital Employed (Balance sheet)	64,430	41,477	21,739	6,680	7,086	(1,955)	—	139,457
Less inventory valuation effect	—	—	—	(1,116)	(216)	—		(1,332)
Capital Employed at replacement cost (c)	64,430	41,477	21,739	5,564	6,870	(1,955)	—	138,125

ROACE 2025 as a percentage (a / average (b + c))	13.0%	9.6%	9.7%	37.7%	20.0%	—	—	12.6%

Form 20-F 2025 TotalEnergies	18

	Exploration			Refining	Marketing
	&	Integrated	Integrated	&	&		Inter-
In millions of dollars	Production	LNG	Power	Chemicals	Services	Corporate	Company	Company
Adjusted net operating income 2024 (a)	10,004	4,869	2,173	2,160	1,360	(592)	—	19,974
Balance sheet as of December 31, 2024
Property plant and equipment intangible assets net	83,397	27,654	13,034	11,956	6,632	660	—	143,333
Investments & loans in equity affiliates	3,910	15,986	9,537	3,984	988	—	—	34,405
Other non-current assets	3,732	1,952	1,316	646	1,116	111	—	8,873
Inventories, net	1,456	1,475	547	12,063	3,327	—	—	18,868
Accounts receivable, net	5,845	8,412	7,466	16,362	7,167	581	(26,552)	19,281
Other current assets	6,663	10,198	4,086	2,208	2,870	2,342	(4,680)	23,687
Accounts payable	(6,632)	(8,888)	(9,222)	(32,204)	(8,642)	(805)	26,461	(39,932)
Other creditors and accrued liabilities	(10,241)	(11,060)	(3,363)	(4,992)	(5,329)	(5,747)	4,771	(35,961)
Working capital	(2,909)	137	(486)	(6,563)	(607)	(3,629)	—	(14,057)
Provisions and other non-current liabilities	(24,271)	(4,252)	(1,663)	(3,343)	(1,113)	903	—	(33,739)
Assets and liabilities classified as held for sale - Capital employed	571	—	1	—	70	—	—	642
Capital Employed (Balance sheet)	64,430	41,477	21,739	6,680	7,086	(1,955)	—	139,457
Less inventory valuation effect	—	—	—	(1,116)	(216)	—	—	(1,332)
Capital Employed at replacement cost (b)	64,430	41,477	21,739	5,564	6,870	(1,955)	—	138,125
Balance sheet as of December 31, 2023
Property plant and equipment intangible assets net	84,876	24,936	12,526	12,287	6,696	678	—	141,999
Investments & loans in equity affiliates	2,630	13,905	9,202	4,167	553	—	—	30,457
Other non-current assets	3,451	2,720	1,027	677	1,258	141	—	9,274
Inventories, net	1,463	1,784	689	11,582	3,798	1	—	19,317
Accounts receivable, net	6,849	10,183	7,601	20,010	9,024	683	(30,908)	23,442
Other current assets	6,218	9,782	6,963	2,383	3,465	1,817	(9,807)	20,821
Accounts payable	(6,904)	(11,732)	(8,114)	(33,864)	(10,693)	(798)	30,770	(41,335)
Other creditors and accrued liabilities	(9,875)	(11,653)	(6,985)	(6,152)	(5,707)	(6,300)	9,945	(36,727)
Working capital	(2,249)	(1,636)	154	(6,041)	(113)	(4,597)	—	(14,482)
Provisions and other non-current liabilities	(25,152)	(3,877)	(1,790)	(3,706)	(1,267)	854	—	(34,938)
Assets and liabilities classified as held for sale - Capital employed	314	—	392	137	881	—	—	1,724
Capital Employed (Balance sheet)	63,870	36,048	21,511	7,521	8,008	(2,924)	—	134,034
Less inventory valuation effect	—	—	—	(1,478)	(334)	—	—	(1,812)
Capital Employed at replacement cost (c)	63,870	36,048	21,511	6,043	7,674	(2,924)	—	132,222

ROACE 2024 as a percentage (a / average (b + c))	15.6%	12.6%	10.0%	37.2%	18.7%	—	—	14.8%

K.        Payout

in millions of dollars	2025	2024	2023
Dividend paid (parent company shareholders) (a)	8,121	7,717	7,517
Repayment of treasury shares	7,714	7,995	9,167
of which buy-backs (b)	7,097	7,329	9,000
Cash flow from operations excluding working capital (CFFO) (c)	27,839	29,917	35,946

Payout ratio = (a + b) / (c)	54.7%	50.3%	46.0%

Form 20-F 2025 TotalEnergies	19

5.4    Liquidity and capital resources

in millions of dollars	2025	2024	2023
Cash flow from operating activities	27,343	30,854	40,679
Including (increase) decrease in working capital	1,284	2,364	6,091
Cash flow used in investing activities	(18,131)	(17,332)	(16,454)
Total expenditures	(22,200)	(21,750)	(24,860)
Total divestments	4,069	4,418	8,406
Cash flow from/(used in) financing activities	(9,934)	(14,425)	(29,730)
Net increase (decrease) in cash and cash equivalents	(722)	(903)	(5,505)
Effect of exchange rates	1,080	(516)	(258)
Cash and cash equivalents at the beginning of the period	25,844	27,263	33,026
Cash and cash equivalents at the end of the period	26,202	25,844	27,263

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

5.4.1    Cash flow

Cash flow from operating activities in 2025 was $27,343 million compared to $30,854 million in 2024 and $40,679 million in 2023, a decrease of $3,511 million from 2024 to 2025.

Cash flow used in investing activities in 2025 was $18,131 million compared to $17,332 million in 2024 and $16,454 million in 2023. The increase of $799 million from 2024 to 2025 was mainly due to higher expenditures in the Exploration & Production segment. The increase of $878 million from 2023 to 2024 was mainly due to higher expenditures in the Exploration & Production segment. TotalEnergies expenditures in 2025 were $22,200 million compared to $21,750 million in 2024 and $24,860 million in 2023. During 2025, 47% of the expenditures were made by the Exploration & Production segment (as compared to 42% in 2024 and 50% in 2023), 16% by the Integrated LNG segment (as compared to 18% in 2024 and 14% in 2023), 24% by the Integrated Power segment (as compared to 25% in 2024 and 22% in 2023), 7% by the Refining & Chemicals segment (compared to 9% in 2024 and 9% in 2023) and 4% by the Marketing & Services segment (compared to 5% in 2024 and 5% in 2023). The main source of funding for the expenditures was cash from operating activities and issuances of non-current debt in 2025, cash from operating activities and issuances of non-current debt in 2024 and cash from operating activities in 2023.

For additional information on expenditures, please refer to the discussions in “Item 5.- 5.1 Overview”, “Item 5.- 5.2 TotalEnergies results 2023-2025” and “Item 5.- 5.2.2 Business segment reporting” above, and point 1.4 of chapter 1 of the Universal Registration Document 2025 (starting on page 36), incorporated herein by reference and Note 15.1.D to the Consolidated Financial Statements on page F-76.

Divestments, based on selling price and net of cash sold, in 2025 were $4,069 million compared to $4,418 million in 2024 and $8,406 million in 2023. In 2025, TotalEnergies’ principal divestments were assets sales of $2,897 million compared to $3,240 million in 2024 and $7,717 million in 2023, consisting mainly of the sales described in “Item 5.- 5.2.1 TotalEnergies results 2023-2025” above.

Cash flow from/(used in) financing activities in 2025 was $(9,934) million compared to $(14,425) million in 2024 and $(29,730) million in 2023 and. The decrease of $4,491 million in cash flow used in financing activities in 2025 compared to 2024 was mainly due to an increase in current financial assets and liabilities of $3,220 million in 2025 compared to a decrease in current borrowings of $(5,142) million in 2024 and $(14,289) million in 2023. The decrease of $15,305 million in cash flow used in financing activities in 2024 compared to 2023 was mainly due to a decrease in current borrowings of $(5,142) million in 2024 compared to $(14,289) million in 2023.

5.4.2    Indebtedness

TotalEnergies’ non-current financial debt at year-end 2025 was $48,995 million, compared to $43,533 million at year-end 2024 and $40,478 million at year-end 2023. For further information on the level of borrowing and the type of financial instruments, including maturity profile of debt and currency and interest rate structure, see point 1.8.2 of chapter 1 in the Universal Registration Document 2025 (starting on page 66), incorporated herein by reference and Note 15 (“Financial structure and financial costs”) to the Consolidated Financial Statements starting on page F-72. For further information on the treasury policies, including the use of instruments for hedging purposes and the currencies in which cash and cash equivalents are held, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Cash and cash equivalents at year-end 2025 were $26,202 million compared to $25,844 million at year-end 2024 and $27,263 million at year-end 2023.

5.4.3    Shareholders’ equity

Shareholders’ equity at year-end 2025 was $117,523 million, compared to $120,255 million at year-end 2024 and $119,453 million at year-ended 2023.

-

Changes in shareholders’ equity in 2025 were primarily due to the impacts of comprehensive income, dividend payments, the buy-back of TotalEnergies SE shares and the repurchase of the residual amount of perpetual subordinated notes issued in 2015 for a total amount of €1.1 billion.

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

Form 20-F 2025 TotalEnergies	20

Variation of the number of shares composing the share capital

As of December 31, 2023(a)		2,412,251,835
	Capital reduction by cancellation of treasury shares(b)	(25,405,361)
	2024 Capital increase reserved for employees	10,833,187
As of December 31, 2024(c)		2,397,679,661
	Capital reduction by cancellation of treasury shares(b)	(202,243,171)
	2025 Capital increase reserved for employees	11,149,053
As of December 31, 2025(d)		2,206,585,543

(a)	Including 60,543,213 treasury shares deducted from consolidated shareholders’ equity.
(b)	These transactions had no impact on the consolidated financial statements of TotalEnergies SE, the number of fully-diluted weighted average shares or on the earnings per share
(c)	Including 149,529,818 treasury shares deducted from consolidated shareholders’ equity.
(d)	Including 63,702,529 treasury shares deducted from consolidated shareholders’ equity.

TotalEnergies share buyback

	Total number of	Shares repurchased for cancellation	Shares allocated to performance
Fiscal year	shares purchased	(Units/$)	share plans
2025	122,637,294	116,292,328 / 7.10 billion	6,344,966
2024	120,463,232	110,946,344 / 7.33 billion	9,516,888
2023	144,700,577	142,569,920 / 9.00 billion	2,130,657

5.4.4    Net-debt-to-capital ratio

As of December 31, 2025, TotalEnergies’ net-debt-to-capital ratio excluding leases1 and including initial margins held as part of its activities on organized markets was 14.7% compared to 8.3% and 5.0% at year-ends 2024 and 2023, respectively. The increase from 2024 to 2025 and the increase from 2023 to 2024 were mostly due to the change in net debt. For additional information, please refer to the Notes to the Consolidated Financial Statements (starting on page F-15).

For information on committed credit facilities and liquidity risk, please refer to Note 15.3 to the Consolidated Financial Statements (starting on page F-82).

5.4.5    Material cash requirements

In 2025, the largest part of TotalEnergies’ capital expenditures of $22,200 million was made up of additions to intangible assets and property, plant and equipment (approximately 76%), with the remainder attributable to equity-method affiliates and to acquisitions of subsidiaries.

-

In the Exploration & Production segment, as described in more detail under point 9.1.6 and 9.1.7 of chapter 9 of the Universal Registration Document 2025 (beginning on page 580), incorporated herein by reference, capital expenditures in 2025 were principally development costs (approximately 85%), exploration expenditures (successful and unsuccessful, approximately 3%) and acquisitions (approximately 12%).

-	In the Integrated LNG segment, approximately 84% of capital expenditures were related mainly to facilities investments with the balance being related mainly to acquisitions.
-	In the Integrated Power segment, approximately 39% of capital expenditures were related to acquisitions in renewables with the balance being related mainly to investments.
-

In the Refining & Chemicals segment, approximately 71% of capital expenditures in 2025 were related to refining and petrochemical activities (essentially 90% for existing units including maintenance and major turnarounds and 10% for business development), the balance being related to Hutchinson and investments in low carbon activities.

-	In the Marketing & Services segment, 100% of capital expenditures in 2025 were related to investments, mainly in Europe and Africa.

For additional information on capital expenditures, refer to the discussion above in “Item 5.- 5.1 Overview”, “Item 5.- 5.2 TotalEnergies results 2023-2025” and “Item 5.- 5.3 Business segment reporting”, above, as well as point 1.4 of chapter 1 (on page 36) of the Universal Registration Document 2025, incorporated herein by reference.

As of December 31, 2025, TotalEnergies’ material contractual obligations include debt obligations net of hedging instruments, purchases obligations, asset retirement obligations and lease obligations. For additional information on TotalEnergies’ contractual obligations, refer to Note 13 to the Consolidated Financial Statements (starting on page F-66). TotalEnergies has other obligations in connection with pension plans that are described in Note 10 (“Payroll, staff and employee benefits obligations”) to the Consolidated Financial Statements (starting on page F-57). These obligations are not contractually fixed as to timing and amount. Other non-current liabilities, detailed in Note 12 (“Provisions and other non-current liabilities”) to the Consolidated Financial Statements (starting on page F-63), are liabilities related to risks that are probable and amounts that can be reasonably estimated. However, no contractual agreements exist related to the settlement of such liabilities, and the timing of the settlement is not known.

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

1For additional information, refer to Note 15.1(E) to the Consolidated Financial Statements (starting on page F-76).

Form 20-F 2025 TotalEnergies	21

5.5       Research and development

For a discussion of TotalEnergies’ R&D policies and activities, refer to points 1.4.2 and 1.5 of chapter 1 (starting on pages 38 and 39, respectively) of the Universal Registration Document 2025, incorporated herein by reference.

5.6       Situation of the Company in Russia at March 27, 2026

The Company presents in the section below an update on the situation since the invasion of Ukraine by Russia on February 24, 2022 and the impact on its activities in connection with Russia.

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

2Novatek is a Russian company listed on the Moscow stock exchange in which TotalEnergies held an interest of 19.4% as of December 31, 2025.

3Yamal LNG is a Russian company jointly owned by Novatek, TotalEnergies EP Yamal (20.02%), YAYM Limited, and China National Oil and Gas Exploration Development Company (CNODC), a subsidiary of CNPC, as of December 31, 2025.

4Arctic LNG 2 is a Russian company jointly owned by Novatek, TotalEnergies EP Salmanov (10%), CNODC Dawn Light Limited, CEPR Limited and Japan Arctic LNG, as of December 31, 2025.

5Terneftegas is a company jointly owned by Novatek, and TotalEnergies EP Termokarstovoye SAS (49%) before the sale of its interest finalized on September 15, 2022.

6Kharyaga is a non-incorporated joint venture with Zarubezhneft (operator, 40%), Equinor (30%) and Nenets Oil Company (10%). TotalEnergies finalized on August 3, 2022 the sale of its 20% interest in Kharyaga à Zarubezhneft.

Form 20-F 2025 TotalEnergies	22

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

The Company has also ensured the absence of depreciation to be accounted for on Yamal LNG, by testing the value of its equity accounted investment which amounts to $5,835 million as of December 31, 2025.

With regard to the participation in Novatek, in the absence of any new event, the assessments and judgments taken into account on December 31, 2022, December 31, 2023 and on December 31, 2024 in the accounting and valuation method remain unchanged at December 31, 2025. As the criteria for significant influence are no longer met within the meaning of IAS 28 "Investments in associates and joint ventures", TotalEnergies' 19.4% interest in Novatek has no longer been accounted for using the equity method in the Company's financial statements since the end of the fourth quarter of 2022.

Depending on the developments of the Russian-Ukrainian conflict and the measures that the European and American authorities may decide to implement, particularly in terms of sanctions, the activities of TotalEnergies in Russia, in particular those relating to the Yamal LNG asset, could be affected in the future, potentially impacting all or part of the carrying value of its equity interest.

The table below presents TotalEnergies’ producing assets and entities in Russia as of December 31, 2025, the interest held in the asset or entities (TotalEnergies share in %).

Producing assets as of December 31, 2025 in Russia
Exploration & Production segment	Integrated LNG segment
Non operated: None.	Non operated: Yamal LNG (20.02%)
TotalEnergies no longer equity account for its 19.4% stake in Novatek as of December 31, 2022.

The tables below present the average daily production of liquids and natural gas of TotalEnergies in Russia, as well as the Upstream Capital Employed per project in Russia as of December 31, 2025.

TotalEnergies' average daily liquids and natural gas production in Russia in 2025	Liquids	Natural gas	Total
	kb/d(a)	Mcf/d(b)	kboe/d
Russia	6	570	111
including production share of equity affiliates	6	570	111
Yamal LNG	6	570	111
(a)	Liquids include crude oil, bitumen, condensates, and natural gas liquids (NGL).
(b)	Including fuel gas.

Upstream Capital Employed in Russia as of and for the year ended December 31 (M$)	2025	2024	2023
Novatek	0	0	0
Yamal LNG	5,835	5,200	4,560
Arctic LNG 2	0	0	0
Provisions	(1,804)	(1,844)	(1,822)
Total Upstream Capital Employed	4,031	3,356	2,738

Activities in Russia in 2025

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

In addition, TotalEnergies hold a 10% direct interest in the Arctic LNG 2 project since 2019, as well as, since July 2021, an interest of 10% in Arctic Transshipment7, which was established as part of the Arctic LNG 2 project.

Given the uncertainties that technological and financial sanctions pose on the ability to complete the Arctic LNG 2 project, TotalEnergies has ceased to recognize as proved reserves the resources associated with the Arctic LNG 2 project since December 31, 2021, and has provisioned in its accounts the value of its investments as of March 31, 2022. TotalEnergies no longer recorded reserves from its interest in Novatek.

The American Office of Foreign Assets Control (OFAC) designated, on September 14, 2023 and November 2, 2023, respectively, Arctic Transshipment and Arctic LNG 2 as Specially Designated Nationals with immediate effect subject to temporary exceptions under licenses issued by the OFAC. As a consequence of these designations, US persons are prohibited to deal with those two entities. All non-US persons are exposed to the risk of US secondary sanctions if they provide material support to these entities. Since April 18, 2023, TotalEnergies EP Transshipment has not participated in any governance body and has not paid any cash calls to Arctic Transshipment. On November 2, 2023, Arctic LNG 2 was placed under sanctions by the US authorities. As a result, in accordance with what it announced, on November 7, 2023, TotalEnergies initiated the contractual suspension procedure provided for in the Arctic LNG 2 shareholders' agreement and the force majeure procedure for the LNG purchase contract with Arctic LNG 2. Upon notification of these procedures, TotalEnergies' rights and obligations under these contracts were suspended (refer to point 3.2. of Chapter 3 of the Universal Registration Document 2025). TotalEnergies does not participate in and does not benefit, directly or indirectly, from LNG deliveries by Arctic LNG 2, which began in 2025.

In the Marketing & Services segment, TotalEnergies stopped producing lubricants in Russia at the end of May 2022, in accordance with its principles of conduct published on March 22, 2022, and announced the sale of these activities in March 2023 to a company created by the Russian management team of the subsidiary TotalEnergies Marketing Russia.

For more detailed information on economic sanctions against Russia, see Section 3.2 of Chapter 3 of the Universal Registration Document 2025 (starting on page 139), incorporated herein by reference.

7Arctic Transshipment is a Russian company jointly owned by Novatek (90%) and TotalEnergies EP Transshipment (10%) at December 31, 2025.

Form 20-F 2025 TotalEnergies	23

5.7       ADANI: Situation of the Company at March 27, 2026

The Company presents in the section below an update on the situation following the public announcements made by the US authorities of the indictment of certain individual Adani Group executives in relation to an alleged corruption scheme linked to the business of Adani Green Energy Limited (AGEL) and the impact on its activities in connection with Adani Group.

TotalEnergies’ main activities in relation with the Adani Group and principle of actions

TotalEnergies’ investments in and with AGEL

In January 2021 TotalEnergies acquired a minority interest in the listed company Adani Green Energy Limited of which it owns 17.25% as of December 31, 2025, following the sale of a 1.74% share of capital in this company in December 2025. As part of its strategy to enhance its development in renewables in India through direct access to a portfolio of assets, TotalEnergies has also acquired a 50% stake in three joint ventures operating renewable assets (AGE23L in 2020, ARE9L in 2023, ARE64L8 in 2024).

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

Exposure resulting from these stakes is limited, as it represents 2.5% ($3.6 billion at December 31, 2025) of the Company’s capital employed and only $398 million of net operating income in 2025. These investments being accounted for under the equity method, TotalEnergies has not performed any re-evaluation in its accounts of its stakes in the listed entities ATGL and AGEL in relation to the variation in their stock values.

The following table lists TotalEnergies’ current stakes in ventures with Adani:

TotalEnergies’ share
Adani Green Energy Limited (AGEL)	17.25%
Adani Green Twenty Three Limited	50%
Adani Renewable Energy Nine Limited	50%
Adani Renewable Energy Sixty Four Limited	50%
Adani Total Private Limited (ATPL)	50%
Adani Total Gas Limited (ATGL)[9]	37.4%
Adani Total LNG Singapore Pte Ltd (ATLS)	50%

At the end of 2025 in India, the total gross power production installed capacity is 10.3 GW (30% of the Company’s total), the capacity in construction is 800 MW (10% of the Company’s total) and the capacity under development is 1.6 GW (2% of the Company’s total).

5.8     Middle-East: Situation of the Company

The Company presents in the insert below an update on the situation since the start of the crise in the Middle East on February 28, 2026, and the impact on its activities.

TotalEnergies is fully mobilized to monitor closely developments in the situation in order to implement appropriate measures. TotalEnergies is coordinating its actions between corporate teams, its local affiliates, as well as with its partners and local authorities. TotalEnergies affirms its support and solidarity with the populations affected by this conflict.

Against a backdrop of deteriorating security situation in the Middle East, the Company's priority is the safety of the teams and their families.

Consequences of the conflict for TotalEnergies to date

●	Production shut down in Qatar, Iraq and UAE offshore, represents approximately 15% of the total oil and gas production of the Company.
●	Cash flow per barrel from Middle Eastern production is below the portfolio average due to higher taxes, and this 15% of volumes accounts for approximately 10% of our Upstream cash flow.
●	The Company’s accretive growth expected for 2026 is largely outside the Middle East, meaning that the higher oil prices observed since the start of the crisis more than offset the loss of production in the Middle East: an $8/b increase in the price of Brent is sufficient to offset the expected 2026 cash flow impacted from assets in Iraq, Qatar, and offshore United Arab Emirates at $60/b.
●	Operations at the Satorp refinery are continuing normally and are supplying the Saudi domestic market.
●	The impact of LNG production shutdowns in Qatar and in Abu Dhabi on the LNG trading activities is limited (around 1.5 Mt for the remainder of 2026), as most of the LNG produced by the joint venture in which TotalEnergies is a shareholder in Qatar is marketed by Qatar Energy.

8Adani Green Energy Twenty-Three Limited, Adani Renewable Energy Nine Limited and Adani Renewable Energy Sixty-Four Limited.

9To be noted that ATGL owns 100% of Adani TotalEnergies E-Mobility Ltd (ATEEL), which has been active in the electric vehicle charging infrastructure market since March 2022 and of Adani TotalEnergies Biomass Limited (ATBL) dedicated to the development of biogas activities in India.

Form 20-F 2025 TotalEnergies	24

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following information concerning directors and senior management from the Universal Registration Document 2025 is incorporated herein by reference:

-	composition of the Board of Directors (introduction and point 4.1.1 of chapter 4, starting on page 186); and
-	information concerning the General Management (point 4.1.5 of chapter 4, starting on page 225).

The following information concerning compensation from the Universal Registration Document 2025 is incorporated herein by reference:

-	compensation for the administration and management bodies (point 4.3 of chapter 4, starting on page 235).

The following information concerning Board practices and corporate governance from the Universal Registration Document 2025 is incorporated herein by reference:

-	functioning of the Board of Directors (point 4.1.2 of chapter 4, starting on page 211);
-	report of the Lead Independent Director on his mandate (point 4.1.3 of chapter 4, starting on page 223);
-	assessment of the Board of Directors practices (point 4.1.4 of chapter 4, on page 225); and
-	statement regarding corporate governance (point 4.2 of chapter 4, on page 235).

The following information concerning employees and share ownership from the Universal Registration Document 2025 is incorporated herein by reference:

-	company employees (point 5.2.3.1.(A) of chapter 5, starting on page 373);
-	shares held by the administration and management bodies (point 4.1.6 of chapter 4, starting on page 233); and
-	employee shareholding (point 6.4.2 of chapter 6, on page 433).

TotalEnergies believes that the relationship between its management and labor unions is, in general, satisfactory.

ITEM 6F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following information concerning shareholders from the Universal Registration Document 2025 is incorporated herein by reference:

-	major shareholders (point 6.4.1 of chapter 6, starting on page 432); and
-	shareholding structure (point 6.4.3 of chapter 6, on page 434).

TotalEnergies’ main transactions with related parties (principally all the investments carried under the equity method) and the balances receivable from and payable to them are shown in point 8.3 of Note 8 (“Equity affiliates, other investments and related parties”) to the Consolidated Financial Statements (on page F-49). In the ordinary course of its business, TotalEnergies enters into transactions with various organizations with which certain of its directors or executive officers may be associated, but no such transactions of a material or unusual nature have been entered into during the period commencing on January 1, 2022, and ending on the date of this document. For further information on regulated agreement and undertakings and related-party transactions, refer to point 4.4.1 of chapter 4 of the Universal Registration Document 2025 (on page 266), incorporated herein by reference.

ITEM 8. FINANCIAL INFORMATION

The following information from the Universal Registration Document 2025 is incorporated herein by reference:

-	legal and arbitration proceedings (point 3.5 of chapter 3, on page 149);
-	dividend policy and other related information (point 6.2 of chapter 6, starting on page 426);
-	supplemental oil and gas information (points 9.1 and 9.2 of chapter 9, starting on page 570);
-	report on payments made to governments (point 9.3 of chapter 9, starting on page 587); and
-	reporting of payments to governments for purchases of oil, gas and minerals (EITI reporting) (point 9.4 of chapter 9, starting on page 612).

The Consolidated Financial Statements and Notes thereto are included in pages F-9 et seq. attached hereto.

Except for certain events mentioned in “Item 5. Operating and financial review and prospects ” and point 3.5 of chapter 3 (on page 149) of the Universal Registration Document 2025, incorporated herein by reference and Note 17 to the Consolidated Financial Statements (on page F-91), no significant changes to TotalEnergies’ financial or commercial situation have occurred since the date of the Consolidated Financial Statements.

Refer to “Item 18. Financial statements” for the reports of the statutory auditors.

ITEM 9. THE OFFER AND LISTING

The main trading markets for the TotalEnergies shares are the following: Euronext Paris (France) and the New York Stock Exchange (“NYSE”, United States). On December 8, 2025, TotalEnergies converted its American Depositary Shares (“ADSs”) into ordinary shares listed on the NYSE.

The shares are also listed on Euronext Brussels (Belgium) and the London Stock Exchange (“LSE”, United Kingdom) through CREST Depository Interest (“CDIs”).

TotalEnergies common shares trade on Euronext Paris, Euronext Brussels, the NYSE and the LSE under the same following ticker symbol: “TTE”.

Form 20-F 2025 TotalEnergies	25

ITEM 10. ADDITIONAL INFORMATION

10.1       Share capital

The following information from the Universal Registration Document 2025 is incorporated herein by reference:

-	information concerning the share capital (point 7.1 of chapter 7, starting on page 442);
-	the use of delegations of authority and power granted to the Board of Directors with respect to capital increases and cancellation of shares (point 4.4.2 of chapter 4, starting on page 267);
-	information on share buybacks (point 6.3 of chapter 6, starting on page 429); and
-	factors likely to have an impact in the event of a public takeover or exchange offer (point 4.4.4 of chapter 4, starting on page 268).

10.2       Memorandum and articles of association

The following information from the Universal Registration Document 2025 is incorporated herein by reference:

-	information concerning the articles of incorporation and bylaws, and other information (point 7.2 of chapter 7, starting on page 443); and
-	participation of shareholders at shareholders’ meetings (point 4.4.3 of chapter 4, on page 268).

The Articles of Association (Statuts) of TotalEnergies SE are filed as Exhibit 1 hereto and the information set forth in Exhibit 2.2 "Description of TotalEnergies securities registered under section 12 of the Exchange Act " hereto is incorporated herein by reference.

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

10.5       Taxation

10.5.1       General

This section generally summarizes certain material U.S. federal income tax and French tax consequences of owning and disposing of shares of TotalEnergies SE to U.S. Holders that hold their shares as capital assets for tax purposes. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) a court within the U.S. can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This section does not address the Medicare tax on net investment income, the application of special accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (“IRC”), U.S. federal estate or gift taxes or any taxes from jurisdictions other than the United States and France. This section does not apply to members of special classes of holders subject to special rules, including without limitation:

-	broker-dealers;
-	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
-	tax-exempt organizations;
-	certain financial institutions;
-	insurance companies;
-	U.S. pension funds;
-	U.S. Regulated Investment Companies (RICs), Real Estate Investment Trusts (REITs), and Real Estate Mortgage Investment Conduits (REMICs);
-	persons who are liable for the alternative minimum tax;
-	persons that actually or constructively own 5% or more of the shares of TotalEnergies SE (by vote or value);
-	persons who acquired the shares pursuant to the exercise of any employee share option or otherwise as consideration;
-	persons that purchase or sell shares as part of a wash sale for U.S. federal income tax purposes;
-	persons holding offsetting positions in respect of the shares (including as part of a straddle, hedging, conversion or integrated transaction);

Form 20-F 2025 TotalEnergies	26

-	persons owning shares in connection with a trade or business conducted outside the United States.
-	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
-	entities or arrangements classified as partnerships or pass-through entities for U.S. federal income tax purposes or holders of equity interests therein;
-	U.S. expatriates; and
-	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of a partnership holding these shares should consult their tax advisors as to the tax consequences of owning or disposing of shares, as applicable.

Under French law, specific rules apply to trusts, in particular specific tax and filing requirements; additionally, specific rules apply to wealth, estate and gift taxes as they apply to trusts. Given the complex nature of these rules and the fact that their application varies depending on the status of the trust, the grantor, the beneficiary and the assets held in the trust, the following summary does not address the tax treatment of shares held in a trust. If shares are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of shares.

In addition, the discussion below is limited to U.S. Holders that (i) are residents of the United States for purposes of the Treaty (as defined below), (ii) do not maintain a permanent establishment or fixed base in France to which the shares are attributable and through which the respective U.S. Holders carry on, or have carried on, a business (or, if the holder is an individual, performs or has performed independent personal services), and (iii) are otherwise eligible for the benefits of the Treaty in respect of income and gain from the shares (in particular, under the “Limitation on Benefits” provision of the Treaty).

The discussions below of the material U.S. federal income tax consequences to U.S. Holders of owning and disposing of shares of TotalEnergies SE are based on the IRC, its legislative history, U.S. Treasury regulations promulgated under the IRC and judicial and administrative interpretations thereof, as well as on the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, as amended from time to time (the “Treaty”), in each case, as in effect on the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. No ruling will be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to any statement or conclusion in this discussion, and there can be no assurance that the IRS will not challenge such statement or conclusion in the following discussion or, if challenged, that a court will uphold such statement or conclusion.

The description of the material French tax consequences is based on the laws of the Republic of France and French tax regulations, all as currently in effect, as well as the Treaty, as currently in effect. These laws, regulations and the Treaty are subject to change, possibly on a retroactive basis.

The following summary does not address the French tax treatment applicable to dividends paid in certain so-called “Non Cooperative Countries and Territories” (“NCCT”) within the meaning of Article 238-0 A of the French Code général des impôts (“French Tax Code”) (i.e., States other than the ones mentioned in Article 238-0 A 2 bis 2° of the same code) as such provision or list may be amended from time to time or replaced by any other provision or list having a similar purpose. It does not apply to dividends paid to persons established or domiciled in such a NCCT, or paid to a bank account opened in a financial institution located in such a NCCT, nor does it apply to capital gains realized by persons established or domiciled in such a NCCT. Furthermore, the following summary does not address the tax treatment applicable to transfers and other similar transactions which could, under certain conditions, fall within the scope of the anti-abuse measure set forth in Article 119 bis A of the French Tax Code.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the ownership or disposition of the shares and is not intended to substitute competent professional advice. Individual situations of holders of shares may vary from the description made below.

Holders are urged to consult their own tax advisors regarding the U.S. federal, state and local, and the French and other tax consequences of owning and disposing shares of TotalEnergies in their respective circumstances. In particular, a holder is encouraged to confirm with its advisor whether the holder is a U.S. Holder eligible for the benefits of the Treaty.

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

Administrative guidelines (Bulletin Officiel des Finances Publiques, BOI-INT-DG-20-20-20-20-12/09/2012) (the “Administrative Guidelines”) set forth the conditions under which the reduced French withholding tax at the rate of 15% may be available. The immediate application of the reduced 15% rate (i.e., upon payment of the dividend) is available to those U.S. Holders that may benefit from the so-called “simplified procedure” (within the meaning of the Administrative Guidelines).

Under the “simplified procedure”, U.S. Holders may claim the immediate application of withholding tax at the rate of 15% on the dividends to be received by them, provided that:

(i)

they furnish to the U.S. financial institution managing their securities account a certificate of residence conforming with form No. 5000 FR (or similar certificate of residence). The immediate application of the 15% withholding tax will be available only if the certificate of residence is sent to the U.S. financial institution managing their securities account no later than the dividend payment date. Furthermore, each financial institution managing the U.S. Holders’ securities account must also send to the French paying agent the figure of the total amount of dividends to be received which are eligible to the reduced withholding tax rate before the dividend payment date; and

Form 20-F 2025 TotalEnergies	27

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

Where the U.S. Holder’s identity and tax residence are known by the French paying agent, the latter may release such U.S. Holder from furnishing to (i) the financial institution managing its securities account, or (ii) as the case may be, the IRS, the abovementioned certificate of residence, and apply the 15% withholding tax rate to dividends it pays to such U.S. Holder.

For a U.S. Holder that is not entitled to the “simplified procedure” and whose identity and tax residence are not known by the paying agent at the time of the payment, the French withholding tax at the domestic rate will be levied at the time the dividends are paid. Such U.S. Holder, however, may be entitled to a refund of the withholding tax in excess of the 15% rate under the “standard procedure”, as opposed to the “simplified procedure”, provided that the U.S. Holder furnishes to the French paying agent an application for refund on forms No. 5000 FR and 5001 FR (or any other relevant form to be issued by the French tax authorities) certified by the U.S. financial institution managing the U.S. Holder’s securities account (or, if not, by the competent U.S. tax authorities) before December 31 of the second year following the date of payment of the withholding tax at the domestic rate to the French tax authorities, according to the requirements provided by the Administrative Guidelines it being specified that recent case law challenged this deadline, resulting in an uncertainty on whether the deadline expires on December 31 of the year following the date of payment of the dividend, or December 31 of the second year following the date of payment of the withholding tax.

Copies of forms No. 5000 FR and 5001 FR (or any other relevant form to be issued by the French tax authorities) as well as the form of the certificate of residence and the U.S. financial institution certification, together with instructions, are available from the IRS and the French tax authorities.

These forms, together with instructions, are to be provided to all U.S. Holders of shares registered on the U.S. Register. U.S. Holders may, through the U.S. transfer agent and French paying agent mandated by TotalEnergies, follow the procedures established by the French tax authorities to benefit from the immediate application of the 15% French withholding tax rate or, as the case may be, to recover the portion in excess over 15% of the French withholding tax initially withheld.

To effect such benefit or recovery, such U.S. Holder should return the relevant forms, properly completed and executed to the TotalEnergies’ agents. Upon receipt of the relevant forms properly completed and executed by such U.S. Holder, the TotalEnergies’ agents shall cause them to be filed with the appropriate French tax authorities, and upon receipt of any resulting remittance, the U.S. transfer agent shall distribute to the U.S. Holder entitled thereto, as soon as practicable, the proceeds thereof in U.S. dollars.

Holders of shares through brokers, banks or other similar intermediaries may receive forms, proceeds and information indirectly through such intermediaries and should contact their broker, bank or other similar intermediary for more information.

The identity and address of TotalEnergies’ U.S. transfer agent and the French paying agent are available from TotalEnergies.

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

U.S. taxation

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, the gross amount of any cash distributions that a U.S. Holder must include in gross income as dividend income equals the amount paid by TotalEnergies (i.e., the net distribution received plus any tax withheld therefrom) from its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions, if any, in excess of such current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce such U.S. Holder’s tax basis in such shares, but not below zero. To the extent that such distributions are in excess of such basis, the distributions will constitute capital gain. Because TotalEnergies does not currently maintain calculations of earnings and profits for U.S. federal income tax purposes, it is expected that the entire amount of distributions paid with respect to the shares generally will be taxable to U.S. Holders as dividends and, except as provided below, taxable at ordinary income tax rates.

Dividends will not be eligible for the dividends-received deduction allowed to a U.S. corporation with respect to dividends received from other U.S. corporations. Dividends paid to a non-corporate U.S. Holder that constitute “qualified dividend income” will be taxable to the U.S. Holder at the preferential rates applicable to long-term capital gains provided (1) TotalEnergies is neither a passive foreign investment company nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year and (2) certain holding period and other requirements are met. TotalEnergies expects dividends paid by TotalEnergies with respect to its shares to be qualified dividend income. The dividend generally will be included in a U.S. Holder’s gross income on the date such U.S. Holder actually or constructively receives the dividend.

Form 20-F 2025 TotalEnergies	28

The amount of any dividend paid in euro includible in the income of a U.S. Holder equals the U.S. dollar value of the euro payment made, determined at the spot euro/dollar exchange rate on the date the dividend distribution is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in the U.S. Holder’s income to the date the payment is converted into U.S. dollars will generally be treated as ordinary income or loss and, for foreign tax credit limitation purposes, from sources within the United States and will not be eligible for the special tax rate applicable to qualified dividend income. The U.S. federal income tax rules governing the availability and computation of foreign tax credits are complex. U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Subject to certain conditions and limitations, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for the net amount of French taxes withheld in accordance with the Treaty and paid over to the French tax authorities. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. Holder under French law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against such U.S. Holder’s U.S. federal income tax liability. For this purpose, dividends distributed by TotalEnergies will generally constitute “passive income” for purposes of computing the foreign tax credit allowable to the U.S. Holder. There are significant and complex limitations on a U.S. Holder’s ability to claim such credit.

If a U.S. Holder has the option to receive a distribution in shares instead of cash, the distribution of shares will be taxable as if the U.S. Holder had received an amount of cash equal to the fair market value of the distributed shares, and such U.S. Holder’s tax basis in the distributed shares will be equal to such amount.

10.5.3    Taxation of disposition of shares

Provided that a U.S. Holder is either entitled to the benefits of the Treaty, or that it does not hold more than 25% of the share capital of TotalEnergies SE will not be subject to French tax on any capital gain from the sale or exchange of the shares.

Pursuant to Article 235 ter ZD of the French tax code, a financial transaction tax applies, under certain conditions, to the acquisition of shares of publicly traded companies registered in France having a market capitalization over €1 billion on December 1 of the year preceding the acquisition. A list of the companies within the scope of the financial transaction tax for 2025 is published in the Administrative guidelines Bulletin Officiel des Finances Publiques, BOI-ANNX-000467-23/12/2024. TotalEnergies is included in this list, although it cannot be excluded that this list might be amended in the future. The financial transaction tax is due at a rate of 0.4%10 on the price paid to acquire the shares. The person or entity liable for the tax is generally the provider of investment services defined in Article L. 321-1 of the French Monetary and Financial Code (prestataire de services d’investissement). Investment service providers providing equivalent services outside France are subject to the tax under the same terms and conditions. Taxable transactions are broadly construed but several exceptions may apply. In general, non-income taxes, such as this financial transaction tax, paid by a U.S. Holder are not eligible for a foreign tax credit for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors as to the tax consequences and creditability of such financial transaction tax.

For U.S. federal income tax purposes and subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of shares equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis, determined in U.S. dollars, in the shares disposed of. The gain or loss generally will be U.S. source gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period of the shares is more than one year at the time of the disposition. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to limitation.

10.5.4    Passive foreign investment company status

TotalEnergies believes that the shares are not treated as stock of a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, and TotalEnergies does not expect that it will be treated as a PFIC in the current or future taxable years. This conclusion is a factual determination that is made annually and thus is subject to uncertainty and change. In general, a non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. If TotalEnergies were treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder generally would suffer adverse tax consequences, that may include having gains realized on the disposition of the shares treated as ordinary income rather than capital gain and being subject to punitive interest charges on the receipt of certain distributions and on the proceeds of the sale or other disposition of the shares. U.S. Holders would also be subject to information reporting requirements on an annual basis. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to shares.

10.5.5    French estate and gift taxes

In general, a transfer of shares by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of Article 8 of the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, as amended, unless the donor or the transferor is domiciled in France at the time of the gift, or at the time of the transferor’s death, or if the shares were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

10.5.6    U.S. state and local taxes

In addition to U.S. federal income tax, U.S. Holders of shares may be subject to U.S. state and local taxes with respect to their shares. U.S. Holders should consult their own tax advisors.

10.5.7    U.S. Information Reporting and Backup Withholding

Payments of dividends and sales proceeds from a sale, exchange or other taxable disposition (including redemption) of the shares that are made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder generally are subject to information reporting, unless the U.S. Holder is a corporation or other exempt recipient, and if required, demonstrates that fact. In addition, such payments may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding in the manner required.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

10Former 0.3% rate applicable in 2024 increased by the Finance Law for 2025. The 0.4% rate applies to acquisitions as from April 1, 2025.

Form 20-F 2025 TotalEnergies	29

10.5.8    Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to report information relating to the shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets (which requires U.S. Holders to report “foreign financial assets,” which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-U.S. person), to their tax return for each year in which they hold the shares, subject to certain exceptions (including an exception for the shares held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their acquisition, ownership, and disposition of the shares.

10.6    Dividends and paying agents

The information set forth in point 6.2.2 of chapter 6 of the Universal Registration Document 2025 (starting on page 427) is incorporated herein by reference.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On December 8, 2025, TotalEnergies converted its American Depositary Shares (“ADSs”) into ordinary shares listed on the NYSE. The information called for by this item in connection with such conversion has been previously reported on current reports on Form 6-K furnished to the SEC on October 30, 2025 and December 8, 2025, and such information is hereby incorporated by reference in this Annual Report.

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

Form 20-F 2025 TotalEnergies	30

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

TotalEnergies’ management, including the Chief Executive Officer and the Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the results of this evaluation, TotalEnergies’ management concluded that its internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of internal control over financial reporting as of December 31, 2025, was audited by ERNST & YOUNG Audit and PricewaterhouseCoopers Audit, independent registered public accounting firms, as stated in their report included starting on page F-2 attached hereto.

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

15.4    Internal control and risk management procedures

For additional information, refer to points 3.3 and 3.6 of chapter 3 of the Universal Registration Document 2025 (starting on pages 142 and 150, respectively), incorporated herein by reference.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mrs. Lise Croteau is the Audit Committee financial expert. She is an independent member of the Board of Directors in accordance with the NYSE listing standards applicable to TotalEnergies.

ITEM 16B. CODE OF ETHICS

At its meeting on October 27, 2016, the Board of Directors adopted a revised code of ethics that applies to its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and the financial and accounting officers for its principal activities. A copy of this code of ethics is included as an exhibit to this Annual Report. TotalEnergies will promptly disclose to its shareholders, if required by applicable laws or stock exchange requirements, any amendments to or waivers from the code of ethics applicable to its directors or officers by posting such information on TotalEnergies’ website. The Company has elected to comply with home country practice and disclose any waivers to its code of ethics in its Annual Report on Form 20-F instead of disclosing such waivers to shareholders within four business days pursuant to the NYSE rules. No waivers were given during 2025.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

16C.1    Fees for accountants’ services

The information set forth in point 4.4.6.2 of chapter 4 of the Universal Registration Document 2025 (on page 270) is incorporated herein by reference.

16C.2    Audit Committee pre-approval policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by the statutory auditors may be pre-approved and that are not prohibited by regulatory or other professional requirements. This policy provides for both pre-approval of certain types of services through the use of an annual budget approved by the Audit Committee for these types of services and special pre-approval of services by the Audit Committee on a case-by-case basis. The Audit Committee reviews on an annual basis the services provided by the statutory auditors. During 2025, no audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

16C.3    Auditor’s term of office

French law provides that the statutory and alternate auditors are appointed for renewable 6 fiscal-year terms. The terms of office of the statutory auditors and of the alternate auditors will expire at the end of the Shareholders’ Meeting to be convened in 2028 to approve the financial statements for fiscal year 2027. The information set forth in point 4.4.6.1 of chapter 4 of the Universal Registration Document 2025 (on page 269) is incorporated herein by reference.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

TotalEnergies’ Audit Committee consists of four directors, including three directors who meet the independence requirements under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and one who is exempt under such requirements pursuant to the Rule 10A-3(b)(1)(iv)(C) exemption for non-executive officer employees. The Audit Committee member exempt from the independence requirements under this rule is Mr. Romain Garcia-Ivaldi, appointed as the director representing employees pursuant to Article L.225-27-1 of the French Commercial Code (see “Item 6 — Directors, Senior Management and Employees”). TotalEnergies’ reliance on such exemption does not materially adversely affect the ability of the Audit Committee to act independently.

Form 20-F 2025 TotalEnergies	31

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of Shares (or	Maximum Number of
			Units) Purchased, as part	Shares (or Units) that may
	Total Number of Shares	Average Price Paid per	of Publicly Announced	yet be purchased under the
Period (in 2025)	(or Units) Purchased	Share (or Units) ($)(i)	Plans or Programs(ii)	Plans or Programs(iii)
January	11,807,167	57.59	11,807,167	78,430,981
February	10,889,869	60.43	10,889,869	182,403,376
March	11,073,510	62.21	11,073,510	177,536,832
April	9,206,600	58.65	9,206,600	168,330,832
May	9,284,839	58.48	9,284,839	159,047,112
June	9,999,225	61.61	9,999,225	150,166,652
July	9,299,747	61.99	9,299,747	140,868,466
August	12,092,291	61.39	12,092,291	128,776,175
September	15,406,797	61.82	15,406,797	180,530,111
October	7,971,909	60.53	7,971,909	172,198,784
November	5,016,462	64.10	5,016,462	167,544,803
December	10,588,878	65.62	10,588,878	156,956,025
Full Year	122,637,294	61.13	122,637,294	-

(i)   Based on the daily European Central Bank exchange rate of each transaction.

(ii)  The Annual Shareholders’ Meeting of May 23, 2025, cancelled and superseded the previous resolution (for any unused portion) from the Annual Shareholders’ Meeting of May 24, 2024, authorizing the Board of Directors to trade in the Company’s own shares on the market for a period of 18 months within the framework of the stock purchase program. The maximum number of shares that may be purchased by virtue of this authorization or under the previous authorization may not exceed 10% of the total number of shares constituting the share capital, this amount being periodically adjusted to take into account operations modifying the share capital after each shareholders’ meeting. Under no circumstances may the total number of shares held by the Corporation, either directly or indirectly through its subsidiaries, exceed 10% of the share capital. This authorization will be renewed subject to the approval of the Annual Shareholders’ Meeting of May 29, 2026.

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

For an overview of certain of TotalEnergies’ corporate governance policies, refer to points 4.1 and 4.2 of chapter 4 of the Universal Registration Document 2025 (starting on page 186), incorporated herein by reference.

16G.2    Composition of Board of Directors; Independence

The NYSE listing standards provide that the board of directors of a U.S.-listed company must include a majority of independent directors and that the audit committee, the nominating/corporate governance committee and the compensation committee must be composed entirely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company. Furthermore, as discussed below, the listing standards require additional procedures in regard to the independence of directors who sit on the audit committee and the compensation committee. In addition, the listing standards enumerate a number of relationships that preclude independence.

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

Form 20-F 2025 TotalEnergies	32

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

For an overview of TotalEnergies SE’s Board of Directors’ assessment of the independence of its members, including a description of the Board of Directors’ independence criteria, refer to point 4.1.1.4 of chapter 4 of the Universal Registration Document 2025 (starting on page 205), incorporated herein by reference.

16G.3    Representation of women on corporate boards

French law provides for legally binding quotas to balance gender representation on boards of directors of French listed companies, requiring that each gender represents at least 40%. As from fiscal year 2026, this percentage is calculated separately within two distinct groups: the group of directors appointed by the general shareholders’ meeting (which includes the director representing employee shareholders), and the group of directors representing employees. When the board of directors consists of a maximum of eight members, the difference between the number of directors of each gender should not be higher than two. Any appointment of a director made in violation of these rules will be declared null and void and payment of the directors’ compensation will be suspended until the board composition is compliant with the required quota (the suspension of the directors’ compensation will also be disclosed in the management report). However, if a director whose appointment is null and void takes part in decisions of the board of directors, such decisions are not declared automatically null and void by virtue thereof. As of May 23, 2025, TotalEnergies SE’s Board of Directors consisted of eight male members and six female members. Excluding the directors representing employees in accordance with French law, the proportion of women on the Board of Directors was 45.5%. As from fiscal year 2026, the proportions of women and men are calculated excluding directors representing employees but taking into account the director representing employee shareholders in accordance with the Ordinance of October 15, 2024 transposing into French law the directive (EU) of November 23, 2022 (known as the “Women on Board” directive). For the 2025 fiscal year, the proportions of women and men calculated excluding directors representing employees pursuant to Article L. 225-27-1 of the French Commercial Code and directors representing employee shareholders pursuant to Articles L. 225-23 and L. 22-10-5 of the French Commercial Code, were 45.5% for women and 54.5% for men, respectively.

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

The AFEP-MEDEF Code recommends, however, that the board of directors sets up, in addition to the audit committee required by French law, a nominations committee, a compensation committee and a corporate social responsibility (CSR) committee. The AFEP-MEDEF Code also recommends that at least two-thirds of the audit committee members and a majority of the members of each of the compensation committee and the nominations committee be independent directors. It is recommended that the chairman of the compensation committee be independent and that one of its members be an employee director. None of those three committees should include any Executive Officer11.

TotalEnergies SE has established an Audit Committee, a Governance and Ethics Committee, a Compensation Committee and a Strategy & CSR Committee. As of March 18, 2026, the composition of these Committees was as follows:

-

the Audit Committee had five members, 75% of whom have been deemed independent by the Board of Directors (according to point 10.3 of the AFEP-MEDEF Code, directors representing the employee shareholders and directors representing employees are not taken into account when determining the independence rate);

-	the Governance and Ethics Committee had three members, 67% of whom have been deemed independent by the Board of Directors;
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

For a description of the independence assessment of each member of the Board of Directors, see point 4.1.1.4 of chapter 4 of the Universal Registration Document 2025 (starting on page 205), incorporated herein by reference. For a description of the scope of each Committee’s activity, see point 4.1.2.3 of chapter 4 of the Universal Registration Document 2025 (starting on page 218), incorporated herein by reference.

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

11As defined by the AFEP-MEDEF Code, Executive Officers “include the Chairman and Chief Executive Officer, the Deputy chief executive officer(s) of public limited companies with a Board of Directors, the Chairman and members of the Management Board in public limited companies having a Management Board and Supervisory Board and the statutory managers of partnerships limited by shares”.

Form 20-F 2025 TotalEnergies	33

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

The duties of TotalEnergies SE’s Audit Committee, in line with French law and the AFEP-MEDEF Code, are described in point 4.1.2.3 of chapter 4 of the Universal Registration Document 2025 (starting on page 218), incorporated herein by reference. The Audit Committee regularly reports to the Board of Directors on the fulfillment of its tasks, the results of the financial statements certification process, the mission of certification of the sustainability information, as well as the contribution of such process to guaranteeing the financial information’s integrity, the process regarding the sustainability information.

There is a structural difference between the legal status of the audit committee of a U.S.-listed company and that of a French-listed company regarding their involvement in managing the relationship with auditors. French law requires French companies that publish consolidated financial statements, such as TotalEnergies SE, to have two co-statutory auditors, while the NYSE listing standards require that the audit committee of a U.S.-listed company to have direct responsibility for the appointment, compensation, retention and oversight of the work of the auditor. French law provides that the election of the co-statutory auditors is the sole responsibility of the shareholders duly convened at a shareholders’ meeting. In making their decision, the shareholders may rely on proposals submitted to them by the board of directors based on recommendations from the audit committee. The shareholders elect the statutory auditors for an audit period of six financial years. The statutory auditors may only be revoked by a court order and only on grounds of professional negligence or incapacity to perform their mission.

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

French law requires neither the adoption of such guidelines nor the provision of such certification. The AFEP-MEDEF Code recommends, however, that the board of directors of a French-listed company review its operation annually and perform a formal evaluation at least once every three years, under the leadership of the appointments or nominations committee or an independent director, assisted by an external consultant. TotalEnergies SE’s Board of Directors’ most recent formal self-evaluation took place in late 2025. The AFEP-MEDEF Code also recommends that shareholders be informed of these evaluations each year in the annual report. In addition, Article L. 225-37 of the French Commercial Code requires the board of directors to present to the shareholders a corporate governance report appended to the management report, notably describing the composition of the board and the balanced representation of men and women on the board, the preparation and organization of the board’s work, the offices and positions of each TotalEnergies SE executive officer and the compensation attributable and received by each such officer as well as the compensation attributable and received by the members of the board of directors. The AFEP-MEDEF Code also includes ethical rules concerning which directors are expected to comply.

Form 20-F 2025 TotalEnergies	34

16G.8    Code of business conduct and ethics

The NYSE listing standards require each U.S.-listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. Under article 17 of French law n° 2016/1691 of December 9, 2016, top management (such as the chairman of the board or chief executive officer) of large French companies is required to adopt a code of conduct proscribing the different types of behavior being likely to characterize acts of corruption, bribery or influence peddling. This code must be included in the rules of procedure of the company and be submitted to employee representatives. Under the SEC’s rules and regulations, all companies required to submit periodic reports to the SEC, including TotalEnergies SE, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officers and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules. For a description of the code of ethics adopted by TotalEnergies, refer to point 3.3.2 of chapter 3 of the Universal Registration Document 2025 (starting on page 143), incorporated herein by reference, and “Item 16B. Code of ethics”.

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

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy:

The Company implements a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of its Information Systems as well as its critical data, including customers’ data.

TotalEnergies designs and evaluates its program based on the National Institute of Standards and Technology (NIST CSF), the ISO 27001 standard for information security management systems (ISMS), and communicates with the French information security agency (ANSSI) for certain scopes of action.

The Company’s cybersecurity risk management program is integrated into TotalEnergies’ overall risk management program and rely on common methods, reporting channels, and governance processes that apply to other risk areas such as legal, compliance, strategic, operational, and financial risk.

The key elements of the cybersecurity risk management program include, but are not limited to:

●	Risk assessments,
●	A cybersecurity team primarily responsible for managing risk assessment processes, cybersecurity controls, and response to cybersecurity incidents,
●	Cybersecurity training and awareness for the Company’s employees,
●	A cybersecurity incident response plan including procedures, and
●	A risk management process for key service providers.

In addition to these key elements, the Company develops and relays rules to be followed everywhere regarding cybersecurity. It raises awareness and trains its employees on cybersecurity through various initiatives, such as mandatory training, courses tailored to different profiles, and guidelines for managers. Regular events like phishing awareness campaigns or Cybersecurity Month organized by the Company in October allow all employees to review best practices and identify cyber correspondents.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. (See section 3.1.3 of Chapter 3 of the 2025 Universal Registration Document, starting on page 135.)

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

The Committee oversees the implementation of the cybersecurity risk management program. The Committee reviews the cybersecurity risk control system and the deployment of the multi-year program that covers the Company's information systems. The Committee is informed of the results of audit missions conducted, self-assessments, and, if necessary, any significant cybersecurity incidents. The Committee periodically reports on its activities, including those related to cybersecurity, to the Board of Directors.

Finally, the Information Systems Department, overseen by the Finance President, annually submits the cybersecurity strategy for the Company’s Enterprise and Industrial Information Systems to the Executive Committee (Comex) for approval.

Form 20-F 2025 TotalEnergies	35

On an operational level, the management team which includes the Chief Security Officer (CSO), the Chief Information Officer (CIO), the Company Chief Security Officer (C-CISO), and the Branch Chief Information Security Officers (B-CISOs), is responsible for the assessment and management of material risks from cybersecurity threats. This team is in charge of the overall cybersecurity risk management program and oversees both internal staff and external consultants working on cybersecurity. The relevant experience of our management team includes the following:

●	The CSO is a former French general of the National Gendarmerie, who led the Gendarmerie Intervention Group (GIGN) and directed counter-terrorism operations.
●	The CIO has over 20 years of experience in information systems at TotalEnergies.
●	The C-CISO is the former head of EUROPOL (for 11 years), a former colonel of the French Gendarmerie, and the former head of the National Criminal Intelligence Service.

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

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and Notes thereto are included in pages F-9 et seq. attached hereto.

The reports of the statutory auditors, ERNST & YOUNG Audit and PricewaterhouseCoopers Audit, are included in pages F-2 to F-8 attached hereto.

Form 20-F 2025 TotalEnergies	36

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report:

1	Articles of Association (Statuts) of TotalEnergies SE (as amended through February 13, 2026).

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

2.2	Description of TotalEnergies securities registered under section 12 of the Exchange Act.

8	List of Subsidiaries (see Note 18 to the Consolidated Financial Statements, starting on page F-92).

11.1	Code of Ethics (incorporated by reference to exhibit 11 of TotalEnergies’ annual report on Form 20-F for the year ended December 31, 2016, filed on March 17, 2017).

11.2	Insider Trading Policy (incorporated by reference to exhibit 11.2 of TotalEnergies’ annual report on Form 20-F for the year ended December 31, 2024, filed on March 31, 2025).

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1*	Certification of Chief Executive Officer.

13.2*	Certification of Chief Financial Officer.

15.1	Excerpt of the pages and sections of the Universal Registration Document 2025 incorporated herein by reference.

15.2	Consent of ERNST & YOUNG Audit and of PricewaterhouseCoopers Audit.

17	List of subsidiary guarantors and issuers of guaranteed securities.

97	Clawback Policy (incorporated by reference to exhibit 97 of TotalEnergies' annual report on Form 20 - F for the year ended December 31, 2023, filed on March 29, 2024).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and included in Exhibit 101).

* Furnished herewith.

Form 20-F 2025 TotalEnergies	37

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TotalEnergies SE
By: /s/ PATRICK POUYANNÉ
	Name:	Patrick Pouyanné
	Title:	Chairman and Chief Executive Officer
Date: March 27, 2026

Form 20-F 2025 TotalEnergies	38

Form 20-F 2025 TotalEnergies	F-1

PricewaterhouseCoopers Audit	ERNST & YOUNG Audit
63, rue de Villiers 92208 Neuilly-sur-Seine S.A.S. au capital de € 2 510 460 672 006 483 R.C.S. Nanterre	Tour First TSA 14444 92037 Paris-La Défense cedex S.A.S. à capital variable 344 366 315 R.C.S. Nanterre
Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre	Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre

TotalEnergies SE

Report of Independent Registered Public Accounting Firms

To the Shareholders and the Board of Directors,

Opinion on Internal Control Over Financial Reporting

We have audited TotalEnergies SE and its subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flow for each of the three years in the period ended December 31, 2025, and the related notes, and our report dated March 27, 2026 expressed an unqualified opinion thereon.

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

F-2	TotalEnergies Form 20-F 2025

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

Neuilly-sur-Seine and Paris-La Défense, France, March 27, 2026

/s/PricewaterhouseCoopers Audit	/s/ERNST & YOUNG Audit
PricewaterhouseCoopers Audit	ERNST & YOUNG Audit

Form 20-F 2025 TotalEnergies	F-3

PricewaterhouseCoopers Audit	ERNST & YOUNG Audit
63, rue de Villiers 92208 Neuilly-sur-Seine cedex France SAS au capital de € 2 510 460 672 006 483 R.C.S. Nanterre	Tour First TSA 14444 92037 Paris-La Défense cedex France SAS à capital variable 344 366 315 R.C.S Nanterre
Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre	Commissaire aux comptes Membre de la compagnie régionale de Versailles et du Centre

TotalEnergies SE

Report of Independent Registered Public Accounting Firms

To the Shareholders and the Board of Directors

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of TotalEnergies SE and its subsidiaries (the “Company”) as of December 31, 2025, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flow for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as adopted by the European Union and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 27, 2026 expressed an unqualified opinion thereon.

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

F-4	TotalEnergies Form 20-F 2025

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

As stated in notes 7.1 “Intangible assets”, 7.2 “Property, plant and equipment” and 8.1 “Equity affiliates: investments and loans" to the consolidated financial statements as at December 31, 2025, the non-current assets used in exploration and production activities in the E&P and iLNG segments are mainly comprised of proved mineral interests (M$ 9,523– net amount), unproved mineral interests (M$ 11,177– net amount), proved properties (M$ 62,034 – net amount), work in progress (M$ 23,668 – net amount) and a portion of the M$ 38,090 value of investments and loans in equity affiliates. The principles applied in determining the recoverable amounts of these assets are described in notes 7.1, 7.2, 3.C “Asset impairment” and “Major judgments and accounting estimates” to the consolidated financial statements.

Form 20-F 2025 TotalEnergies	F-5

The recoverable amount of these assets is tested for impairment as soon as any indication for impairment exists, these tests being carried out by the Company at the level of the related cash-generating units (CGUs). CGUs include the hydrocarbon sites and industrial assets enabling the production, processing and extraction of hydrocarbons. The value in use of a CGU is determined by reference to the discounted expected future cash flows of these assets, based upon Management’s expectation of future economic and operating conditions. The main assumptions considered by the Company in assessing the value in use include hydrocarbon prices scenarios, CO2 price for the future scope 1 and 2 emissions, operating costs, estimates of hydrocarbon reserves and discount rate.

As described in the notes "Major judgments and accounting estimates" and 3.C to the consolidated financial statements, the Company retains, for the purpose of impairment testing, an oil price trajectory that converges in the long term towards the price retained in 2050 by the International Energy Agency (IEA) Net Zero Emissions (NZE) scenario, i.e. 25,7$2025 /b. The prices retained for gas stabilize until 2040 at lower levels than the current prices, before also converging towards the IEA's NZE scenario prices in 2050. The determination of value in use takes also into account the impact of the assets CO2 emissions. Future scope 1and 2 emissions over the life of the assets are valued at $100/t or the applicable price in a given country, if it is higher, incorporating the existing free emission rights scheme in Europe. Beyond 2031, the CO2 price is inflated by 2% per year.

The Company has ensured the consistency of the dates used for these site‑restoration activities and the dates used in calculating depreciation of upstream assets with those provided for in the contracts regarding license expiries and end‑of‑production, as reflected in the cash‑flow forecasts used for impairment testing.

Finally, as described in notes 7.1, 7.2 and "Major judgments and accounting estimates" to the consolidated financial statements, exploration costs capitalized in unproved mineral interests or in work in progress are subject to specific impairment tests to ensure that the exploratory wells have found a sufficient quantity of reserves and sufficient progress is made in the assessment of the reserves and the economic and operating viability of the project.

Impairments of non-current assets of exploration and production activities in the E&P and iLNG segments for 2025 amounted to M$ 250 in net income (TotalEnergies share) of which M$ 200 related to the E&P segment.

As described in the "Major judgments and accounting estimates - Russian-Ukrainian conflict" note to the consolidated financial statements, Russian assets were fully impaired in 2022, with the exception of the shares held in the Yamal LNG company. An impairment test of the investment in Yamal LNG was carried out, resulting in the absence of impairment charge as at December 31, 2025.

In order to assess the resilience of the portfolio to different parameters, sensitivity analysis to several assumptions was carried out by the Company, including a 10% and 20% decrease in the hydrocarbon prices over the duration of the price scenario, as well as considering a CO2 price applied to future scope 1 and 2 emissions of $200/t, inflated by 2% per year beyond 2031 for all assets.

We considered the evaluation of the impairment of non-current assets used in exploration and production activities in the E&P and iLNG segments to be a critical audit matter as evaluating the Company’s assumptions described above involves a high degree of judgment, notably forecasts relating to future events.

F-6	TotalEnergies Form 20-F 2025

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

The procedures we performed consisted mainly in:

-	Assessing whether an indication of impairment existed for these assets, such as a specific geopolitical context, a significant decline in production, the enactment of a new tax law or the impact of new assumptions on hydrocarbon prices, in connection with the Company’s transition strategy and its emission reduction targets;
-	For those assets which required an impairment test:
-	we compared the hydrocarbon price scenarios applied by the Company with publicly available industry information (from the IEA, brokers and consultants as applicable), in particular the price scenario relating to the NZE, considered by the IEA to be compatible with the objective of the Paris Agreement to limit the temperature increase to “well below 2°C”;
-	we analyzed the CO2 price assumptions applied to future scope 1 and 2 emissions included in the future cash flows by comparing them with current market data we have compiled and publicly available industry information (in particular that published by the IEA);
-	we compared the key assumptions (hydrocarbon prices, operating costs, capital expenditures, future Scope 1 and 2 CO2 emissions and hydrocarbon reserves estimates) to those included in the Company’s 2026 budget and long-term plan approved by the executive committee and the Board of Directors;
-	we assessed the consistency of the production end-dates used in the future cash flows with those included in the contracts for license expiration, with the dates used for site-restoration activities, and with the dates used in calculating depreciation of the assets;
-	we assessed the consistency of the assumptions on operating costs by calculating cost-to-production ratios and comparing them year over year;
-	we compared production profiles to the proved and probable hydrocarbon reserves prepared as part of the Company’s internal procedures;
-	with the assistance of our valuation specialists, we re-performed the calculation of the discount rate used by management and compared it to the rates calculated by market analysts;
-	we assessed the consistency of the tax rates used with the applicable tax schemes and oil and gas agreements in place;
-	we assessed the information disclosed in note 3.C “Asset impairment” to the consolidated financial statements, including the sensitivity analysis of net income (TotalEnergies share) to the oil and gas prices and CO2 price;
-	For exploration costs capitalized as unproved mineral interests or work in progress we inspected the documentation supporting sufficient quantity of hydrocarbons or that sufficient progress is made in the assessment of the reserves and the economic and operating viability of the project;
-	Finally, specifically for the Company’s minority stakes in the Novatek, Yamal LNG and Arctic LNG 2 companies, we assessed their related value as of December 31, 2025 in a particular and evolving context, notably given sanctions, and in connection with the consolidation methods applied;

Form 20-F 2025 TotalEnergies	F-7

Effect of estimated proved developed hydrocarbon reserves on the depreciation of the oil and gas assets used in production in the Exploration & Production (E&P) and integrated LNG (iLNG) segments

Description of the Matter

As discussed in the “Estimation of hydrocarbon reserves” paragraph of the “Major judgments and accounting estimates” note to the consolidated financial statements, the estimation of hydrocarbon reserves is a key factor in the Successful Efforts method used by the Company to account for its oil and gas activities. Notes 7.1 “Intangible Assets” and 7.2 “Property, Plant and Equipment” to the consolidated financial statements outline that under this method oil and gas assets are depreciated using the unit-of-production method based on either proved hydrocarbon reserves or proved developed hydrocarbon reserves. Those reserves are estimated by the Company’s petroleum engineers in accordance with industry practice and Securities and Exchange Commission (SEC) regulations.

The main assumptions used by the Company to estimate the hydrocarbon reserves in order to calculate the depreciation of the oil and gas assets in production in the E&P and iLNG segments, include the following: geoscience and engineering data used to estimate deposit quantities, the contractual arrangements that determine the Company’s share of the reserves and hydrocarbon prices.

We considered the impact of estimated proved developed hydrocarbon reserves on the depreciation of oil and gas assets in production in the E&P and iLNG segments to be a critical audit matter as the assumptions used by the Company to determine the reserves involve a high degree of judgment, due to their uncertain nature.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of certain controls, implemented by the Company, to address the risk of material misstatement relating to the depreciation of oil and gas assets in production in the E&P and iLNG segments, calculated based on proved developed hydrocarbon reserves. Our work included testing certain controls on the determination and evaluation of reserves and the modeling of the contractual arrangements that determine the Company’s share of proved developed hydrocarbon reserves.

The procedures we performed on the estimation by the Company of the proved developed hydrocarbon reserves to calculate the depreciation of the oil and gas assets in production in the E&P and iLNG segments, consisted mainly in:

-	evaluating the professional qualifications and experience of the Company’s petroleum engineers in charge of the preparation of the reserves estimates, these engineers specialized in the fields of geoscience and reservoir engineering being trained to the Company's internal procedures and knowledgeable of the applicable SEC rules;
-	assessing the independence of the committees, which include these petroleum engineers, in charge of the annual review of the Company's reserves;
-	assessing the methodology applied by the Company to estimate the proved developed hydrocarbon reserves in accordance with SEC regulations, in particular for the use of the 12-month average market price for 2025;
-	assessing that the oil and gas production for the period and the proved developed hydrocarbon reserves have been adequately taken into account in the calculation of the depreciation of oil and gas assets in production in the E&P and iLNG segments;
-	analyzing the main changes in proved developed hydrocarbon reserves compared to the previous year and their recognition in 2025;
-	comparing previously forecasted production to actual 2025 production;
-	comparing, for a selection of assets in production, the change in proved developed hydrocarbon reserves annual estimates determined by the Company’s petroleum engineers with the historical production data (including 2025);
-	assessing the absence of significant residual proved developed hydrocarbon reserves to be produced after 2040 on the basis of the current portfolio of oil and gas assets;

Neuilly-sur-Seine and Paris-La Défense, France, March 27, 2026

/s/PricewaterhouseCoopers Audit	/s/ERNST & YOUNG Audit
PricewaterhouseCoopers Audit	ERNST & YOUNG Audit

We have served as the Company’s auditor since 2022.	We have served as the Company’s auditor since 2004.

F-8	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Consolidated statement of income

Consolidated statement of income

TotalEnergies

For the year ended December 31, (M$)(a)		2025	2024	2023
Sales	(Notes 3, 4, 5)	201,196	214,550	237,128
Excise taxes	(Notes 3 & 5)	(18,852)	(18,940)	(18,183)
Revenues from sales	(Notes 3 & 5)	182,344	195,610	218,945
Purchases, net of inventory variation	(Note 5)	(116,740)	(127,664)	(143,041)
Other operating expenses	(Note 5)	(30,914)	(29,860)	(30,419)
Exploration costs	(Note 5)	(419)	(999)	(573)
Depreciation, depletion and impairment of tangible assets and mineral interests	(Note 5)	(13,312)	(12,025)	(12,762)
Other income	(Note 6)	2,375	2,112	3,677
Other expense	(Note 6)	(1,927)	(1,281)	(2,396)
Financial interest on debt		(3,182)	(3,016)	(2,820)
Financial income and expense from cash & cash equivalents		1,115	1,786	1,801
Cost of net debt	(Note 15)	(2,067)	(1,230)	(1,019)
Other financial income	(Note 6)	1,437	1,403	1,285
Other financial expense	(Note 6)	(881)	(835)	(731)
Net income (loss) from equity affiliates	(Note 8)	2,553	1,575	1,845
Income taxes	(Note 11)	(9,092)	(10,775)	(13,301)
CONSOLIDATED NET INCOME		13,357	16,031	21,510
TotalEnergies share		13,127	15,758	21,384
Non-controlling interests		230	273	126
Earnings per share ($)		5.84	6.74	8.72
Fully-diluted earnings per share ($)		5.78	6.69	8.67

(a)	Except for per share amounts.

Form 20-F 2025 TotalEnergies	F-9

Consolidated Financial Statements
Consolidated statement of comprehensive income

Consolidated statement of comprehensive income

TotalEnergies

For the year ended December 31, (M$)		2025	2024	2023
Consolidated net income		13,357	16,031	21,510
Other comprehensive income
Actuarial gains and losses	(Note 10)	42	20	(114)
Change in fair value of investments in equity instruments	(Note 8)	(193)	144	(11)
Tax effect		51	46	(11)
Currency translation adjustment generated by the parent company	(Note 9)	8,737	(4,163)	2,573
Items not potentially reclassifiable to profit and loss		8,637	(3,953)	2,437
Currency translation adjustment	(Note 9)	(7,072)	2,759	(3,277)
Cash flow hedge	(Notes 15 & 16)	(1,060)	3,119	2,898
Variation of foreign currency basis spread	(Note 15)	22	(32)	(11)
Share of other comprehensive income of equity affiliates, net amount	(Note 8)	(484)	(246)	(208)
Other		8	1	(2)
Tax effect		255	(814)	(730)
Items potentially reclassifiable to profit and loss		(8,331)	4,787	(1,330)
Total other comprehensive income (net amount)		306	834	1,107
COMPREHENSIVE INCOME		13,663	16,865	22,617
- TotalEnergies share		13,356	16,636	22,534
- Non-controlling interests	(Note 9)	307	229	83

F-10	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Consolidated balance sheet

Consolidated balance sheet

TotalEnergies

As of December 31, (M$)		2025	2024	2023
ASSETS
Non-current assets
Intangible assets, net	(Notes 4 & 7)	37,345	34,238	33,083
Property, plant and equipment, net	(Notes 4 & 7)	114,694	109,095	108,916
Equity affiliates: investments and loans	(Note 8)	38,090	34,405	30,457
Other investments	(Note 8)	1,914	1,665	1,543
Non-current financial assets	(Note 15)	3,270	2,305	2,395
Deferred income taxes	(Note 11)	3,358	3,202	3,418
Other non-current assets	(Note 6)	2,915	4,006	4,313
Total non-current assets		201,586	188,916	184,125
Current assets
Inventories, net	(Note 5)	16,663	18,868	19,317
Accounts receivable, net	(Note 5)	18,559	19,281	23,442
Other current assets	(Note 5)	20,437	23,687	20,821
Current financial assets	(Note 15)	3,332	6,914	6,585
Cash and cash equivalents	(Note 15)	26,202	25,844	27,263
Assets classified as held for sale	(Note 2)	4,276	1,977	2,101
Total current assets		89,469	96,571	99,529
TOTAL ASSETS		291,055	285,487	283,654

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		7,059	7,577	7,616
Paid-in surplus and retained earnings		125,860	135,496	126,857
Currency translation adjustment		(14,033)	(15,259)	(13,701)
Treasury shares		(4,003)	(9,956)	(4,019)
Total shareholders' equity - TotalEnergies share	(Note 9)	114,883	117,858	116,753
Non-controlling interests		2,640	2,397	2,700
Total shareholders' equity		117,523	120,255	119,453
Non-current liabilities
Deferred income taxes	(Note 11)	12,634	12,114	11,688
Employee benefits	(Note 10)	2,018	1,753	1,993
Provisions and other non-current liabilities	(Note 12)	17,322	19,872	21,257
Non-current financial debt	(Note 15)	48,995	43,533	40,478
Total non-current liabilities		80,969	77,272	75,416
Current liabilities
Accounts payable		38,065	39,932	41,335
Other creditors and accrued liabilities	(Note 5)	36,344	35,961	36,727
Current borrowings	(Note 15)	12,038	10,024	9,590
Other current financial liabilities	(Note 15)	388	664	446
Liabilities directly associated with the assets classified as held for sale	(Note 2)	5,728	1,379	687
Total current liabilities		92,563	87,960	88,785
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		291,055	285,487	283,654

Form 20-F 2025 TotalEnergies	F-11

Consolidated Financial Statements
Consolidated statement of cash flow

Consolidated statement of cash flow

TotalEnergies

For the year ended December 31, (M$)		2025	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income		13,357	16,031	21,510
Depreciation, depletion, amortization and impairment	(Note 5.3)	13,847	13,107	13,818
Non-current liabilities, valuation allowances, and deferred taxes	(Note 5.5)	924	190	813
(Gains) losses on disposals of assets		(1,568)	(1,497)	(3,452)
Undistributed affiliates’ equity earnings		(923)	124	649
(Increase) decrease in working capital	(Note 5.5)	1,284	2,364	6,091
Other changes, net		422	535	1,250
Cash flow from operating activities		27,343	30,854	40,679
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(Note 7)	(16,953)	(14,909)	(17,722)
Acquisitions of subsidiaries, net of cash acquired		(1,999)	(2,439)	(1,772)
Investments in equity affiliates and other securities		(1,288)	(2,127)	(3,477)
Increase in non-current loans		(1,960)	(2,275)	(1,889)
Total expenditures		(22,200)	(21,750)	(24,860)
Proceeds from disposals of intangible assets and property, plant and equipment		1,713	727	3,789
Proceeds from disposals of subsidiaries, net of cash sold		855	2,167	3,561
Proceeds from disposals of non-current investments		329	347	490
Repayment of non-current loans		1,172	1,177	566
Total divestments		4,069	4,418	8,406
Cash flow used in investing activities		(18,131)	(17,332)	(16,454)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of shares:
– Parent company shareholders		492	521	383
– Treasury shares		(7,714)	(7,995)	(9,167)
Dividends paid:
– Parent company shareholders		(8,121)	(7,717)	(7,517)
– Non-controlling interests		(482)	(322)	(311)
Net issuance of perpetual subordinated notes	(Note 9)	(1,139)	(457)	(1,081)
Payments on perpetual subordinated notes	(Note 9)	(303)	(314)	(314)
Other transactions with non-controlling interests		285	(67)	(126)
Net issuance (repayment) of non-current debt	(Note 15)	7,981	7,532	130
Increase (decrease) in current borrowings		(4,153)	(5,142)	(14,289)
Increase (decrease) in current financial assets and liabilities	(Note 15)	3,220	(464)	2,562
Cash flow from / (used in) financing activities		(9,934)	(14,425)	(29,730)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(722)	(903)	(5,505)
Effect of exchange rates		1,080	(516)	(258)
Cash and cash equivalents at the beginning of the period		25,844	27,263	33,026
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(Note 15)	26,202	25,844	27,263

F-12	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Consolidated statement of changes in shareholders’ equity

Consolidated statement of changes in shareholders’ equity

TotalEnergies

			Paid-in				Shareholders’
			surplus and	Currency			equity -	Non-	Total
	Common shares issued		retained	translation	Treasury shares		TotalEnergies	controlling	shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	share	interests	equity
As of January 1, 2023	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570
Net income 2023	–	–	21,384	–	–	-	21,384	126	21,510
Other comprehensive income	–	–	1,987	(837)	–	-	1,150	(43)	1,107
Comprehensive income	–	–	23,371	(837)	–	-	22,534	83	22,617
Dividend	–	–	(7,611)	–	–	-	(7,611)	(311)	(7,922)
Issuance of common shares	8,002,155	22	361	–	-	-	383	-	383
Purchase of treasury shares	–	–	–	–	(144,700,577)	(9,167)	(9,167)	-	(9,167)
Sale of treasury shares(a)	–	–	(396)	–	6,463,426	396	–	-	-
Share-based payments	–	–	291	–	-	-	291	-	291
Share cancellation	(214,881,605)	(569)	(11,737)	–	214,881,605	12,306	–	-	-
Net issuance (repayment) of perpetual subordinated notes	–	–	(1,107)	–	-	-	(1,107)	-	(1,107)
Payments on perpetual subordinated notes	–	–	(294)	–	-	-	(294)	-	(294)
Other operations with non-controlling interests	–	–	30	(28)	-	-	2	85	87
Other items	–	–	(2)	–	-	–	(2)	(3)	(5)
As of December 31, 2023	2,412,251,835	7,616	126,857	(13,701)	(60,543,213)	(4,019)	116,753	2,700	119,453
Net income 2024	–	–	15,758	-	-	-	15,758	273	16,031
Other comprehensive income	–	–	2,436	(1,558)	-	-	878	(44)	834
Comprehensive income	–	–	18,194	(1,558)	-	-	16,636	229	16,865
Dividend	–	–	(7,756)	–	-	-	(7,756)	(455)	(8,211)
Issuance of common shares	10,833,187	29	492	–	-	-	521	-	521
Purchase of treasury shares	–	–	-	–	(120,463,232)	(7,995)	(7,995)	-	(7,995)
Sale of treasury shares(a)	–	–	(395)	–	6,071,266	395	-	-	-
Share-based payments	–	–	556	–	-	-	556	-	556
Share cancellation	(25,405,361)	(68)	(1,595)	–	25,405,361	1,663	-	-	-
Net issuance (repayment) of perpetual subordinated notes	–	–	(576)	–	-	-	(576)	-	(576)
Payments on perpetual subordinated notes	–	–	(272)	–	-	-	(272)	-	(272)
Other operations with non-controlling interests	–	–	–	–	-	-	-	(67)	(67)
Other items	–	–	(9)	–	-	-	(9)	(10)	(19)
As of December 31, 2024	2,397,679,661	7,577	135,496	(15,259)	(149,529,818)	(9,956)	117,858	2,397	120,255
Net income 2025	-	-	13,127	-	-	-	13,127	230	13,357
Other comprehensive income	-	-	(997)	1,226	-	-	229	77	306
Comprehensive income	-	-	12,130	1,226	-	-	13,356	307	13,663
Dividend	-	-	(8,135)	-	-	-	(8,135)	(348)	(8,483)
Issuance of common shares	11,149,053	30	462	-	-	-	492	-	492
Purchase of treasury shares	-	-	-	-	(122,637,294)	(7,526)	(7,526)	-	(7,526)
Sale of treasury shares(a)	-	-	(414)	-	6,221,412	414	-	-	-
Share-based payments	-	-	585	-	-	-	585	-	585
Share cancellation	(202,243,171)	(548)	(12,704)	-	202,243,171	13,064	(188)	-	(188)
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,219)	-	-	-	(1,219)	-	(1,219)
Payments on perpetual subordinated notes	-	-	(320)	-	-	-	(320)	-	(320)
Other operations with non-controlling interests	-	-	(1)	-	-	-	(1)	286	285
Other items	-	-	(20)	-	-	1	(19)	(2)	(21)
AS OF DECEMBER 31, 2025	2,206,585,543	7,059	125,860	(14,033)	(63,702,529)	(4,003)	114,883	2,640	117,523

(a)	Treasury shares related to the performance share grants.

Changes in equity are detailed in Note 9.

Form 20-F 2025 TotalEnergies	F-13

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

TotalEnergies

Notes to the Consolidated Financial Statements

F-14	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

On February 10, 2026, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TotalEnergies SE for the year ended December 31, 2025, which will be submitted for approval to the Shareholders’ Meeting to be held on May 29, 2026.

Basis of preparation of the consolidated financial statements

The Consolidated Financial Statements of TotalEnergies SE and its subsidiaries (the Company) are presented in U.S. dollars and have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2025.

The accounting principles applied for the Consolidated Financial Statements at December 31, 2025, were the same as those that were used for the financial statements at December 31, 2024, except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2025. Their application did not have a significant impact on the financial statements as of December 31, 2025.

Major judgments and accounting estimates

The preparation of financial statements in accordance with IFRS for the closing as of December 31, 2025 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

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

The discount rate is reviewed annually.

Asset retirement obligations and the method used are described in Note 12 “Provisions and other non-current liabilities”.

Form 20-F 2025 TotalEnergies	F-15

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

➢	Climate change and energy transition

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

TotalEnergies is thus implementing its transition strategy aimed at ensuring the growth of its energy production to reach a sales mix of 30% oil, 50% gas and 20% electricity and low-carbon molecules by 2030, with the lifecycle carbon intensity of energy products sold decreasing by 25% compared to 2015.

TotalEnergies has embedded the changing energy markets into its strategy by investing in electricity and renewables, developing the production of biofuels and biogas, favoring the use of natural gas, the transition fuel whose flexibility offers a lower carbon alternative to coal for electricity production and helps to mitigate the intermittency of solar and wind energies, targeting its investments in low-cost and low-emission oil, and developing nature-based carbon storage solutions as well as CO2 capture and sequestration.

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

Economic criteria are analyzed in a scenario with Brent prices at $50/b and Henry Hub at $3/Mbtu, which are lower prices than those in the latest APS scenario published by the IEA and deemed compatible with the Paris agreement goals. Even if CO2 pricing does not currently apply in all of the Company’s host countries, TotalEnergies includes as a base case in its investment criteria a minimum CO2 price of 100$/t (or the applicable price in a given country, if it is higher), and beyond 2031, the CO2 price is inflated by 2% per year.

A physical risk assessment was carried out by the Company in 2024 for around 300 onshore and offshore assets. The Company identifies a limited potential evolution of physical risks related to climate change by 2050.

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

All oil and gas projects must help to lower the average intensity of greenhouse gas emissions (Scope 1+2) in their respective category. Currently, that means:

–	for new oil and gas projects (greenfield and acquisitions), the intensity of Scope 1+2 greenhouse gas emissions is compared, depending on their nature, to the intensity of the average greenhouse gas emissions of the Company’s upstream production assets or that of various downstream units (LNG plants, refineries).
–	for additional investments in existing assets (brownfield projects), the investment must lower the Scope 1+2 emissions intensity of the asset in question.
–	for projects involving other energies and technologies (biofuels, biogas…), the greenhouse-gas emissions reductions are assessed based on their contribution to reducing the lifecyle carbon intensity of energy products sold of the Company.

Besides, as described in Note 3.C “Asset impairment”, in order to ensure the resilience of its assets recognized on the balance sheet, the oil price trajectory retained by the Company for the computation of its impairments converges in the long term towards the price retained in 2050 by the IEA’s NZE scenario, i.e. $25.72025/b; the prices retained for gas, the transition fuel, stabilize until 2040 at lower levels than current prices, before also converging towards the IEA’s NZE scenario prices in 2050.

The strategy is implemented in the long-term plan of the Company, which is forecasted for a 5-year period, updated every year, and approved by the Board of Directors.

It reflects the economic environment, the emission‑reduction targets set by the Company, and the current dynamics of energy transition, knowing that there is still significant uncertainty on the path to energy transition that the various countries will take.

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

The principles applied in determining the recoverable amounts are as follows:

-

the future cash flows were determined using the assumptions included in the 2026 budget and in the long-term plan of the Company approved by the Executive Committee and the Board of Directors. These assumptions, in particular including operational costs, estimation of oil and gas reserves, future volumes produced and marketed, represent the best estimate from the Company Management of economic and technical conditions over the remaining life of the assets;

F-16	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

-

the oil and gas price scenarios have been established based on data on global energy demand from the IEA’s World Energy Outlook, the latest edition of which was published in November 2025, and on its own supply and demand assessments; they take into account assumptions about the evolution of core indicators of the upstream activity (demand for hydrocarbons in different markets, investment forecasts, decline in production fields, changes in oil & gas reserves and supply by area and by nature of oil & gas products), of the downstream activity (changes in refining capacity and demand for petroleum products) and by integrating “climate” challenge;

-

these price scenarios, first prepared within the Strategy & Markets Division, are also reviewed with the Company segments which bring their own expertise. They also integrate studies issued by international agencies, banks and independent consultants. They are then approved by the Executive Committee and the Board of Directors;

-

the IEA’s World Energy Outlook 2025 presents three scenarios that are key references for the Company: the CPS (Current Policies Scenario), the STEPS (Stated Policies Scenario), and the NZE (Net Zero Emissions by 2050) long‑term scenario, as well as APS scenario from the IAE’s World Energy Outlook 2024;

o	the CPS scenario only includes climate actions already implemented to date around the world;
o	the STEP scenario encompasses a broader set of measures, including those that have been officially announced but not yet adopted;
o

The NZE scenario follows a different logic: it is a normative scenario that starts from the objective (net-zero emissions by 2050, without exceeding the CO₂ budget) and then constructs the energy pathways leading to it.

o

As a reminder, the APS 2024 scenario took into account all climate ambitions declared worldwide to date, including NDCs (Nationally Determined Contributions) and carbon-neutrality targets, and was compatible with the Paris Agreement.

-

the IEA's NZE scenario is understood as the set of actions to be taken for the global energy sector to achieve net-zero CO2 emissions by 2050 and to be compatible with a +1.5°C scenario by 2100. This normative scenario is therefore not predictive of oil demand, and even less so of the price scenarios it proposes, particularly in the medium term (2030). Indeed, this scenario predicts that oil demand will peak in 2024 and decrease by 33% between 2024 and 2035, whereas according to the IEA’s latest projections, oil demand in 2025 would be higher than in 2024 and continue to grow until 2029. According to projections from other energy companies or external consultants, demand is expected to remain broadly stable until 2035 (a plateau around 2027–2033 according to WoodMac);

-

beyond 2030, the oil price trajectory retained by the Company converges in the long term, to the price retained in 2050 by the IEA’s NZE scenario, i.e $25.72025/b. The prices retained for gas, the transition fuel, stabilize until 2040 at lower levels than current prices before converging towards the IEA’s NZE scenario prices in 2050.

The oil price trajectories adopted by the Company are based on the following assumptions:

-

Oil demand experienced sustained growth post-Covid crisis, accompanying the global economic recovery, which generated strong tensions on energy prices from mid-2021, exacerbated in 2022 by the war in Ukraine. In 2023, global oil demand exceeded its pre‑Covid 2019 level. This increase was stimulated by the lifting of lockdown measures in China, enabling the recovery of industrial activity, particularly in the petrochemical sector, as well as the rise in air travel. In 2025, demand continued to expand, but at a slightly slower rate, reflecting macroeconomic uncertainty and the slowdown in the petrochemical sector. By 2030, oil consumption is expected to keep growing, supported by population growth and rising living standards, particularly in emerging countries. However, this growth is expected to gradually slow down due to moderate global economic growth and the accelerated deployment in some regions of low-carbon substitute technologies. Some recent forecasts anticipate an oil‑demand peak before 2030 in China, while demand for certain petroleum products, such as gasoline and diesel, may already have peaked there. However, increasing oil demand in other Asian countries, particularly India, is partly taking over.

-

On the supply side, after a decade marked by strong U.S. production growth (accounting for 90% of global supply increases), the decision by the OPEC+ group of producers, to begin lifting part of the oil‑production restrictions in May 2025 is reshaping global oil‑supply trajectories. The expected increase in OPEC+ output and the impact of higher tariffs on trade had downward impacts on oil prices.

Brent is trading between $602025/b and $702025/b. In 2026, demand is expected to continue rising, and production capacity should be sufficient to meet it, although downward trends on prices may begin in 2026 to weigh on U.S. production levels. In this context, the selected scenario anticipates prices back toward $702025/b.

-

Beyond 2030, given technological developments, particularly in the transport sector, the growth in oil demand would be low before reaching a plateau, and the selected price scenario decreases linearly to reach $502025/b in 2040 and then $25.72025/b in 2050, in line with the NZE scenario.

The average Brent prices over the period 2026-2050 thus stands at $51.82025/b.

For natural gas, the transition fuel, the price trajectory adopted by the Company is based on the following assumptions:

-

Following the 2022/23 supply shock, natural gas markets underwent a gradual rebalancing in 2024 and 2025. During this period, the supply–demand balance remained tight and prices stayed well above their historical levels. This limited demand growth, particularly in Asian markets that are more price‑sensitive. Global gas demand returned to structural growth in 2024, mainly in Europe and North America, and continued to grow in 2025, albeit at a slower pace. The Company anticipates that in 2026 prices will remain higher than pre‑crisis levels in Asian and European hubs. Thereafter, natural gas demand is expected to be driven by the same fundamentals as oil: rising demand in the Asia‑Pacific region and declining overall natural gas demand in Europe, although LNG demand should grow in Europe due to declining domestic production and ban on Russian gas imports from 2027. Natural gas demand should also be supported by its substitution for coal in power generation and by its role as a flexible, dispatchable source capable of offsetting the intermittency and seasonality of renewable energies. The abundant global gas supply and the upcoming wave of increased liquefied natural gas capacity (expected between 2027 and 2030) are likely to limit the potential for higher gas prices. Beyond 2040, with the rise of renewable energies including battery storage, gas demand is expected to stabilize.

-

Natural gas prices are thus expected to fall from $3.42025/Mbtu in 2026 to $3.02025/Mbtu in 2027 in the United States, and then stabilize at these levels until 2040, supported by domestic demand driven by electricity generation, particularly for data centers, and by the growing volumes of LNG exports.

Form 20-F 2025 TotalEnergies	F-17

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

-

In Europe and Asia, due to the rapid increase in LNG offer, prices should generally adjust downward until 2029/2030 in order to stimulate price‑elastic demand, particularly in some Asian countries such as India. However, the partly inelastic nature of domestic U.S. natural gas and electricity demand (gas‑to‑power) may act as a brake on the decline in feedgas prices for LNG terminals, limiting the reduction in LNG prices in Europe in particular, despite rising volumes. As seen in previous market cycles, the continued growth of LNG demand in Europe and Asia should allow the market to rebalance around 2030. Thus, prices in Europe and Asia could fall from $9.72025/Mbtu and $10.72025/Mbtu in 2026 to $6.52025/Mbtu and $7.52025/Mbtu respectively in 2029/2030, before rising again to $8.02025/Mbtu and $9.02025/Mbtu and stabilizing at these levels until 2040. Natural gas prices would then converge in 2050 toward the IEA’s NZE scenario levels: $2.32025/Mbtu in the United States, $4.12025/Mbtu in Europe, and $5.02025/Mbtu in Asia, respectively.

The future operational costs were determined by taking into account the existing technologies, the fluctuation of prices for petroleum services in line with market developments and the internal cost reduction programs effectively implemented.

The determination of value in use also takes into account on all identified assets the impact of their CO2 emissions. Future scope 1 and 2 emissions of the assets concerned over the life of the assets are valued at $100/t or the applicable price in a given country, if it is higher, incorporating the existing free emission rights scheme in Europe. Beyond 2031, the CO2 price is inflated by 2% per year.

The future cash flows are estimated over a period consistent with the life of the assets of the CGUs. They are prepared post-tax and take into account specific risks related to the CGUs’ assets. They are discounted using an 7% post-tax discount rate, this rate being the weighted-average cost of TotalEnergies capital estimated from historical market data. This rate was 7% in 2024 and 8% in 2023. The value in use calculated by discounting the above post-tax cash flows using an 7% post-tax discount rate is not materially different from the value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates generally range from 7% to 14%.

Asset impairments are subject to sensitivity testing. In particular, upstream assets are tested as follows:

-	decreases of -10% and -20% in the hydrocarbon’s prices, over the duration of the price scenario.
-	consideration of a CO2 cost applied to future scope 1 and 2 emissions of $200/t, inflated by 2% per year beyond 2031 for all assets.
-	increase or decrease of 1% in the discount rate of future cash flows.

Finally, in 2020, TotalEnergies also reviewed its upstream assets that can be qualified as “stranded”, meaning with reserves beyond 20 years and high production costs, whose overall reserves may therefore not be produced by 2050. The only projects concerned were the Fort Hills and Surmont oil sands projects in Canada that TotalEnergies sold in 2023.

This portfolio management approach, along with TotalEnergies’ strategy of focusing its new oil investments on low‑carbon‑intensity and low‑production‑cost projects, mitigates the risk of having stranded assets in the future if a structural decline in demand for hydrocarbons occurs due to stricter global environmental regulations and constraints and a resulting change in consumer preferences.

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

Intangible and tangible assets - depreciation and useful lives

The energy transition may curtail the useful life of oil and gas assets, thereby increasing the annual depreciation charges related to these assets.

The following accounting principles are applied to the hydrocarbon production assets of exploration and production activities:

-	Unproved mineral interests are tested for impairment based on the results of the exploratory activity or as part of the impairment tests of the cash-generating units to which they are allocated.
-	Unproved mineral interests are transferred to proved mineral interests at their net book value as soon as proved reserves are booked.
-	Proved mineral interests are depreciated using the unit-of-production method based on proved reserves. The corresponding expense is recorded as depreciation of tangible assets and mineral interests.

F-18	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

-	Development costs of oil and gas production facilities are capitalized. These costs include borrowing costs incurred during the period of construction and the present value of estimated future costs of asset retirement obligations.
-	The depletion rate of development wells and of production assets is equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).

In the event that, due to the price effect on reserves evaluation, the unit-of-production method does not reflect properly the useful life of the asset, an alternative depreciation method is applied based on the reserves evaluated with the price of the previous year. This alternative method was not applied as of December 31, 2025, 2024, and 2023 because, given the price used to assess the reserves, the unit-of-production method correctly reflects the useful life of the assets.

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

The discount rate used for the valuation of asset retirement obligation is 5% in 2025, as in 2024 and in 2023 (the expenses are estimated at current currency values with an inflation rate of 2% in 2025, 2024, and 2023).

In upstream activities, in application of its internal procedures, TotalEnergies regularly reviews, on an asset-by-asset basis, the estimate of its future asset retirement costs, as well as the date at which work will be performed. The Company has ensured the consistency of the dates used for these site - restoration activities and the dates used in calculating depreciation of upstream assets with those provided for in the contracts regarding licence expiries and end - of - production, as reflected in the cash - flow forecasts used for impairment testing. The assets and liabilities recognized in respect of retirement obligations under these rules as described in Note 12.1 “Provisions and other non-current liabilities” are adjusted accordingly.

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

Payroll, staff and employee benefits obligations and the method applied are described in Note 10 “Payroll, staff and employee benefits obligations”.

Form 20-F 2025 TotalEnergies	F-19

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

➢	Russian-Ukrainian conflict

Russian assets were fully impaired in 2022, with the exception of the shares held in the Yamal LNG company. As a reminder, in total, the impact of impairments and provisions recorded in 2022 due to the RussoUkrainian conflict amounted to $(14,756) million in TotalEnergies’ net result.

With regard to TotalEnergies’ interests in Novatek and Arctic LNG 2, the accounting and measurement method remains unchanged as of December 31, 2025 in the absence of any new events: as the criteria for significant influence are no longer met within the meaning of IAS 28 “Investments in associates and joint-ventures”, TotalEnergies' 19.4% interest in Novatek and 10% interest in Arctic LNG 2 have no longer been accounted for using the equity method in the Company's financial statements since the end of the 4th quarter of 2022 and the end of the 4th quarter of 2023, respectively.

The Company has also ensured the absence of depreciation to be accounted for on Yamal LNG as of December 31, 2025, by testing the value of its equity accounted investment which amounts to $5,835 million.

Depending on the developments of the Russian-Ukrainian conflict and the measures that the European and American authorities may decide to implement, particularly in terms of sanctions, the activities of TotalEnergies in Russia, in particular those relating to the Yamal LNG asset, could be affected in the future, potentially impacting all or part of the carrying value of its equity interest.

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

F-20	TotalEnergies Form 20-F 2025

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

The purchase accounting of the acquisition is finalized up to a maximum of one year from the acquisition date.

The acquirer shall recognize goodwill at the acquisition date, being the excess of:

◾	the consideration transferred, the amount of non-controlling interests and, in business combinations achieved in stages, the fair value at the acquisition date of the investment previously held in the acquired company;
◾	over the fair value at the acquisition date of acquired identifiable assets and assumed liabilities.

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

1.2) Significant accounting principles applicable in the future

The application of the standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards Interpretations Committee (IFRS IC) which were not yet in effect at December 31, 2025, is expected to have a non material impact. Note that IFRS 18, published in April 2024 and applicable from January 1, 2027, will modify the presentation of the consolidated statement of income and the consolidated statement of cash flow.

Form 20-F 2025 TotalEnergies	F-21

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2

Note 2 Changes in TotalEnergies’ perimeter

2.1 Main acquisitions and divestments

In 2025, the main changes in TotalEnergies perimeter were as follows:

➢Exploration & Production
●	On May 29, 2025, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria had signed an agreement with Shell Nigeria Exploration and Production Company Ltd (SNEPCo) for the sale of its non-operated 12.5% interest in the OML118 Production Sharing Contract (PSC). Nigerian Agip Exploration Limited (NAE), a subsidiary of ENI S.p.A., having exercised its right of pre-emption, two sale agreements were signed on July 18, 2025: one for 10% with SNEPCo and another for 2.5% with NAE. The transaction was completed on November 24, 2025 for an amount of $510 million.
●	On August 6, 2025, TotalEnergies announced that its affiliate Total Austral has signed an agreement with YPF SA for the sale of its 45% operated interest in two unconventional oil and gas blocks in Argentina, Rincon La Ceniza and La Escalonada, located in the Vaca Muerta area in the Neuquén Basin, for an amount of $500 million. The transaction was completed on September 30, 2025.
➢Integrated Power
●	On April 2, 2025, following the agreements signed in 2024, TotalEnergies finalized the acquisition of VSB Group, a European wind and solar developer with extensive operations in Germany, for a consideration of €1.57 billion. VSB has built a recognized expertise and notable track record in the development of onshore wind power farms across Europe (more than 2 GW of developed capacity). VSB has 500 MW of renewable capacity in operation or under construction mainly in Germany and France, and a pipeline of more than 15 GW of wind, solar and battery storage technologies mainly across Germany, Poland and France.
●	On December 16, 2025, TotalEnergies finalized the sale of 50% of a 1.4 GW solar portfolio in North America to an insurance vehicles and accounts managed by KKR, a leading global investment firm. The transaction covers six utility-scale solar assets with a combined capacity of 1.3 GW, and 41 distributed generation assets totalling 140 MW, in North America, the whole being valued at $1.25 billion.
➢	Integrated LNG
●	On June 16, 2025, TotalEnergies announced the acquisition from PETRONAS of interests in several blocks located offshore Malaysia (including a 50% operated interest in blocks SK301b and SK313) and in a block located offshore Indonesia (a 24.5% interest in the Bobara block). These acquisitions were finalized during the fourth quarter.

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

In December 2024, TotalEnergies has finalized the acquisition of the interests of OMV (50%) and Sapura Upstream Assets (50%) in SapuraOMV Upstream (SapuraOMV), an independent gas producer and operator in Malaysia. In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. The purchase price allocation is shown below:

(M$)	At the acquisition date
Goodwill	440
Intangible assets	437
Tangible assets	1,022
Other assets and liabilities	(486)
Net debt of the acquired treasury	(224)
Fair value of the consideration transferred	1,189

➢	Integrated Power
●	Acquisition of VSB Group

On April 2, 2025, TotalEnergies has finalized the acquisition of VSB Group, a European wind and solar developer with extensive operations in Germany. In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. The preliminary purchase price allocation is shown below:

(M$)	At the acquisition date
Goodwill	726
Intangible assets	918
Tangible assets	737
Other assets and liabilities	(184)
Net debt of the acquired treasury	(499)
Fair value of the consideration transferred	1,698

F-22	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2

2.3 Main divestment projects

Accounting principles

Pursuant to IFRS 5 “Non-current assets held for sale and discontinued operations”, assets and liabilities of affiliates that are held for sale are presented separately on the face of the balance sheet. Depreciation of assets ceases from the date of classification as “Non-current assets held for sale”.

➢	Exploration & Production
●	On July 17, 2024, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria had signed a sale and purchase agreement (SPA) with Chappal Energies for the sale of its 10% interest in the Renaissance JV (formerly “SPDC JV”) licenses in Nigeria, for which the conditions precedent to closing could not be met. On January 13, 2026, TotalEnergies EP Nigeria signed a new sale agreement with Vaaris.

As of December 31, 2025, the assets and liabilities are respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $1,321 million and “Liabilities classified as held for sale” for an amount of $1,030 million. These assets mainly include tangible assets.

●	On December 8, 2025, TotalEnergies signed an agreement with NEO NEXT Energy Limited (NEO NEXT) under which the Company’s upstream activities in the United Kingdom would be merged with NEO NEXT. TotalEnergies would become the main shareholder of the new enlarged entity, renamed NEO NEXT+, with a 47.5% stake, positioning this entity as the largest independent oil and gas producer in the United Kingdom.

As of December 31, 2025, the assets and liabilities are respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $2,432 million and “Liabilities classified as held for sale” for an amount of $4,259 million. These assets mainly include tangible assets.

Form 20-F 2025 TotalEnergies	F-23

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

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	an Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, as well as carbon storage activities, conducted in about 50 countries;
-	an Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities), biogas and synthetic methane activities, as well as gas trading;
-	an Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;
-

a Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil supply, trading and marine shipping, as well as hydrogen activities previously reported within the Integrated LNG segment;

-	a Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

This segment reporting has been prepared in accordance with IFRS 8 and according to the same principles as the internal reporting followed by the TotalEnergies’s Executive Committee.

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

A)  Information by business segment

F-24	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

	Exploration			Refining	Marketing
For the year ended December 31, 2025	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	5,590	10,096	19,587	87,207	78,708	8	–	201,196
Intersegment sales	35,234	8,945	2,696	27,817	734	132	(75,558)	–
Excise taxes	–	–	–	(770)	(18,082)	–	–	(18,852)
Revenues from sales	40,824	19,041	22,283	114,254	61,360	140	(75,558)	182,344
Operating expenses	(17,335)	(15,085)	(20,859)	(110,737)	(58,697)	(918)	75,558	(148,073)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,419)	(1,608)	(622)	(1,606)	(932)	(125)	–	(13,312)
Net income (loss) from equity affiliates and other items	971	2,104	422	49	93	(82)	–	3,557
Tax on net operating income	(7,677)	(720)	(133)	(352)	(608)	245	–	(9,245)
Adjustments(a)	(35)	(377)	(1,124)	(770)	(157)	(93)	–	(2,556)
Adjusted net operating income	8,399	4,109	2,215	2,378	1,373	(647)	–	17,827
Adjustments(a)								(2,556)
Net cost of net debt								(1,914)
Non-controlling interests								(230)
NET INCOME - TotalEnergies SHARE								13,127
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

	Exploration			Refining	Marketing
For the year ended December 31, 2025	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	10,523	3,520	5,367	1,537	937	316	–	22,200
Total divestments	1,723	512	1,366	100	328	40	–	4,069
Cash flow from operating activities	14,949	5,173	2,374	3,459	2,835	(1,447)	–	27,343

	Exploration			Refining	Marketing
For the year ended December 31, 2024	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	5,655	9,885	22,127	93,515	83,341	27	–	214,550
Intersegment sales	38,546	10,591	2,348	31,480	819	268	(84,052)	–
Excise taxes	–	–	–	(784)	(18,156)	–	–	(18,940)
Revenues from sales	44,201	20,476	24,475	124,211	66,004	295	(84,052)	195,610
Operating expenses	(19,124)	(15,530)	(22,936)	(120,424)	(63,551)	(1,010)	84,052	(158,523)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,001)	(1,251)	(344)	(1,442)	(870)	(117)	–	(12,025)
Net income (loss) from equity affiliates and other items	325	2,051	(837)	(114)	1,457	92	–	2,974
Tax on net operating income	(8,466)	(1,073)	(255)	(414)	(526)	89	–	(10,645)
Adjustments(a)	(1,069)	(196)	(2,070)	(343)	1,154	(59)	–	(2,583)
Adjusted net operating income	10,004	4,869	2,173	2,160	1,360	(592)	–	19,974
Adjustments(a)								(2,583)
Net cost of net debt								(1,360)
Non-controlling interests								(273)
NET INCOME - TotalEnergies SHARE								15,758
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

	Exploration			Refining	Marketing
For the year ended December 31, 2024	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	9,225	3,912	5,328	1,896	1,190	199	–	21,750
Total divestments	840	425	1,431	366	1,328	28	–	4,418
Cash flow from operating activities	17,388	5,185	2,972	3,808	2,901	(1,400)	–	30,854

Form 20-F 2025 TotalEnergies	F-25

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

	Exploration			Refining	Marketing
For the year ended December 31, 2023	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	6,561	12,086	27,337	101,203	89,909	32	–	237,128
Intersegment sales	42,595	14,789	4,126	36,581	631	206	(98,928)	–
Excise taxes	–	–	–	(841)	(17,342)	–	–	(18,183)
Revenues from sales	49,156	26,875	31,463	136,943	73,198	238	(98,928)	218,945
Operating expenses	(20,355)	(21,569)	(28,763)	(130,899)	(70,497)	(878)	98,928	(174,033)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,493)	(1,288)	(281)	(1,685)	(905)	(110)	–	(12,762)
Net income (loss) from equity affiliates and other items	(307)	2,194	(345)	(42)	2,208	(28)	–	3,680
Tax on net operating income	(10,095)	(810)	(394)	(938)	(1,246)	271	–	(13,212)
Adjustments(a)	(1,036)	(798)	(173)	(1,275)	1,300	(84)	–	(2,066)
Adjusted net operating income	10,942	6,200	1,853	4,654	1,458	(423)	–	24,684
Adjustments(a)								(2,066)
Net cost of net debt								(1,108)
Non-controlling interests								(126)
NET INCOME - TotalEnergies SHARE								21,384
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

	Exploration			Refining	Marketing
For the year ended December 31, 2023	&	Integrated	Integrated	&	&
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	12,378	3,410	5,497	2,149	1,273	153	–	24,860
Total divestments	5,118	290	661	196	2,132	9	–	8,406
Cash flow from operating activities	18,531	8,442	3,573	7,957	1,957	219	–	40,679

F-26	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

B)  Additional information on adjustment items

The main adjustment items for 2025 are the following:

1)	An “Inventory valuation effect” amounting to $(617) million in net operating income for the Refining & Chemicals and Marketing & Services segments;
2)	An “Effect of changes in fair value” amounting to $(665) million in net operating income for the Integrated LNG and Integrated Power segments;
3)	“Asset impairment and provisions charges” of $(1,162) million in net operating income consisting mainly of the impairment and provision related to the adaptation project of the Antwerp platform for the Refining & Chemicals segment, of the disposal of the Gato do Mato project as part of an asset swap with Shell in Brazil for the Exploration & Production segment, and of impairment of offshore wind projects, notably in Asia (Taiwan, Korea) and Europe (United Kingdom, Germany and Denmark) for the Integrated Power segment (refer to Note 3.C “Asset impairment”);
4)	“Gains (losses) on disposals of assets” for an amount of $487 million in net operating income generated on the sale of a 45% operated interest in two unconventional oil and gas blocks, located in the Vaca Muerta area, in Argentina, on the sale of the non‑operated interest in the West Ekofisk fields in Norway, and the sale of the non‑operated 12.5% interest in the OML118 Production Sharing Contract (PSC) in Nigeria for the Exploration & Production segment;
5)	“Other items” amounted to $(538) million in net operating income notably related to the impacts of the Energy Profits Levy in the United Kingdom on deferred tax and to provisions for onerous midstream contracts for the Exploration & Production segment.

The detail of the adjustment items is presented in the table below.

Adjustments to net operating income

For the year ended December 31, 2025	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	–	(528)	(89)	–	(617)
Effect of changes in fair value	–	(246)	(419)	–	–	–	(665)
Restructuring charges	(49)	–	–	(12)	–	–	(61)
Asset impairment and provisions charges	(200)	(50)	(662)	(200)	(50)	–	(1,162)
Gains (losses) on disposals of assets	563	(59)	(12)	–	(5)	–	487
Other items	(349)	(22)	(31)	(30)	(13)	(93)	(538)
TOTAL	(35)	(377)	(1,124)	(770)	(157)	(93)	(2,556)

Adjustments to net operating income

For the year ended December 31, 2024	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	–	(276)	(110)	–	(386)
Effect of changes in fair value	–	(84)	(864)	–	–	–	(948)
Restructuring charges	–	–	(11)	(6)	(10)	–	(27)
Asset impairment and provisions charges(a)	(982)	(10)	(965)	(4)	(17)	–	(1,978)
Gains (losses) on disposals of assets(b)	54	–	29	(11)	1,300	–	1,372
Other items(c)	(141)	(102)	(259)	(46)	(9)	(59)	(616)
TOTAL	(1,069)	(196)	(2,070)	(343)	1,154	(59)	(2,583)

(a)	Refer to Note 3.C “Asset impairment”
(b)	Refer to Note 6.1 “Other income and other expense”
(c)	"Other items" include $(0.6) billion in net operating income mainly consisting of the impacts of the contribution on inframarginal annuity in France and deferred tax adjustments related to rates changes.

Adjustments to net operating income

For the year ended December 31, 2023	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Total
Inventory valuation effect	–	–	–	(586)	(108)	–	(694)
Effect of changes in fair value	–	(547)	559	–	–	–	12
Restructuring charges	–	–	(5)	(51)	–	–	(56)
Asset impairment and provisions charges(a)	(926)	(124)	(773)	(359)	(115)	–	(2,297)
Gains (losses) on disposals of assets(b)	431	–	–	–	1,616	–	2,047
Other items(c)	(541)	(127)	46	(279)	(93)	(84)	(1,078)
TOTAL	(1,036)	(798)	(173)	(1,275)	1,300	(84)	(2,066)

(a)	Refer to Note 3.C “Asset impairment”
(b)	Refer to Note 6.1 “Other income and other expense”
(c)	"Other items" include $0.4 billion of revaluation of the previously held share of Total Eren and $(1.5) billion mainly consisting of the impacts of the European solidarity contribution, the contribution on inframarginal annuity in France and the devaluation of the Argentine peso.

Form 20-F 2025 TotalEnergies	F-27

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

For the financial year 2025, asset impairments were recorded for an amount of $(1,162) million in net operating income and $(1,156) million in net income, TotalEnergies share. These impairments were qualified as adjustment items of the net operating income and net income, TotalEnergies share.

Impairments relate to certain cash-generating units (CGUs) for which indicators of impairment have been identified, due to changes in operating conditions or the economic environment of the activities concerned.

Principles for determining value in use of a CGU

The principles applied in determining the recoverable amounts are as follows:

-	the future cash flows were determined using the assumptions included in the 2026 budget and in the long-term plan of the Company approved by the Executive Committee and the Board of Directors. These assumptions, in particular including operational costs, estimation of oil and gas reserves, future volumes produced and marketed, represent the best estimate from the Company Management of economic and technical conditions over the remaining life of the assets;
-	the oil and gas price scenarios have been established based on data on global energy demand from the IEA's World Energy Outlook, the latest edition of which was published in November 2025, and on its own supply and demand assessments; they take into account assumptions about the evolution of core indicators of the upstream activity (demand for hydrocarbons in different markets, investment forecasts, decline in production fields, changes in oil & gas reserves and supply by area and by nature of oil & gas products), of the downstream activity (changes in refining capacity and demand for petroleum products) and by integrating “climate” challenge;
-	these price scenarios, first prepared within the Strategy & Markets Division, are also reviewed with the Company segments which bring their own expertise. They also integrate studies issued by international agencies, banks and independent consultants. They are then approved by the Executive Committee and the Board of Directors;
-	the IEA’s World Energy Outlook 2025 presents three scenarios that are key references for the Company: the CPS (Current Policies Scenario), the STEPS (Stated Policies Scenario), and the NZE (Net Zero Emissions by 2050) long-term scenario, as well as APS scenario from the IAE’s World Energy Outlook 2024;
o	the CPS scenario only includes climate actions already implemented to date around the world;
o	the STEP scenario encompasses a broader set of measures, including those that have been officially announced but not yet adopted;
o	The NZE scenario follows a different logic: it is a normative scenario that starts from the objective (net-zero emissions by 2050, without exceeding the CO₂ budget) and then constructs the energy pathways leading to it.
o	As a reminder, the APS 2024 scenario took into account all climate ambitions declared worldwide to date, including NDCs (Nationally Determined Contributions) and carbon-neutrality targets, and was compatible with the Paris Agreement.
-	the IEA's NZE scenario is understood as the set of actions to be taken for the global energy sector to achieve net-zero CO2 emissions by 2050 and to be compatible with a +1.5°C scenario by 2100. This normative scenario is therefore not predictive of oil demand, and even less so of the price scenarios it proposes, particularly in the medium term (2030). Indeed, this scenario predicts that oil demand will peak in 2024 and decrease by 33% between 2024 and 2035, whereas according to the IEA’s latest projections, oil demand in 2025 would be higher than in 2024 and continue to grow until 2029. According to projections from other energy companies or external consultants, demand is expected to remain broadly stable until 2035 (a plateau around 2027–2033 according to WoodMac);
-	beyond 2030, the oil price trajectory retained by the Company converges in the long term, to the price retained in 2050 by the IEA's NZE scenario, i.e $25.72025/b. The prices retained for gas, the transition fuel, stabilize until 2040 at lower levels than current prices before converging towards the IEA's NZE scenario prices in 2050.

F-28	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

The oil price trajectories adopted by the Company are based on the following assumptions:

➢	Oil demand experienced sustained growth post-Covid crisis, accompanying the global economic recovery, which generated strong tensions on energy prices from mid-2021, exacerbated in 2022 by the war in Ukraine. In 2023, global oil demand exceeded its pre-Covid 2019 level. This increase was stimulated by the lifting of lockdown measures in China, enabling the recovery of industrial activity, particularly in the petrochemical sector, as well as the rise in air travel. In 2025, demand continued to expand, but at a slightly slower rate, reflecting macroeconomic uncertainty and the slowdown in the petrochemical sector. By 2030, oil consumption is expected to keep growing, supported by population growth and rising living standards, particularly in emerging countries. However, this growth is expected to gradually slow down due to moderate global economic growth and the accelerated deployment in some regions of low-carbon substitute technologies. Some recent forecasts anticipate an oil-demand peak before 2030 in China, while demand for certain petroleum products, such as gasoline and diesel, may already have peaked there. However, increasing oil demand in other Asian countries, particularly India, is partly taking over.
➢	On the supply side, after a decade marked by strong U.S. production growth (accounting for 90% of global supply increases), the decision by the OPEC+ group of producers, to begin lifting part of the oil-production restrictions in May 2025 is reshaping global oil-supply trajectories. The expected increase in OPEC+ output and the impact of higher tariffs on trade had downward impacts on oil prices.

Brent is trading between $602025/b and $702025/b. In 2026, demand is expected to continue rising, and production capacity should be sufficient to meet it, although downward trends on prices may begin in 2026 to weigh on U.S. production levels. In this context, the selected scenario anticipates prices back toward $702025/b.

➢	Beyond 2030, given technological developments, particularly in the transport sector, the growth in oil demand would be low before reaching a plateau, and the selected price scenario decreases linearly to reach $502025/b in 2040 and then $25.72025/b in 2050, in line with the NZE scenario.

The average Brent prices over the period 2026-2050 thus stands at $51.82025/b.

For natural gas, the transition fuel, the price trajectory adopted by the Company is based on the following assumptions:

➢	Following the 2022/23 supply shock, natural gas markets underwent a gradual rebalancing in 2024 and 2025. During this period, the supply–demand balance remained tight and prices stayed well above their historical levels. This limited demand growth, particularly in Asian markets that are more price-sensitive. Global gas demand returned to structural growth in 2024, mainly in Europe and North America, and continued to grow in 2025, albeit at a slower pace. The Company anticipates that in 2026 prices will remain higher than pre-crisis levels in Asian and European hubs. Thereafter, natural gas demand is expected to be driven by the same fundamentals as oil: rising demand in the Asia-Pacific region and declining overall natural gas demand in Europe, although LNG demand should grow in Europe due to declining domestic production and ban on Russian gas imports from 2027. Natural gas demand should also be supported by its substitution for coal in power generation and by its role as a flexible, dispatchable source capable of offsetting the intermittency and seasonality of renewable energies. The abundant global gas supply and the upcoming wave of increased liquefied natural gas capacity (expected between 2027 and 2030) are likely to limit the potential for higher gas prices. Beyond 2040, with the rise of renewable energies including battery storage, gas demand is expected to stabilize.
➢	Natural gas prices are thus expected to fall from $3.42025/Mbtu in 2026 to $3.02025/Mbtu in 2027 in the United States, and then stabilize at these levels until 2040, supported by domestic demand driven by electricity generation, particularly for data centers, and by the growing volumes of LNG exports.
➢	In Europe and Asia, due to the rapid increase in LNG offer, prices should generally adjust downward until 2029/2030 in order to stimulate price-elastic demand, particularly in some Asian countries such as India. However, the partly inelastic nature of domestic U.S. natural gas and electricity demand (gas-to-power) may act as a brake on the decline in feedgas prices for LNG terminals, limiting the reduction in LNG prices in Europe in particular, despite rising volumes. As seen in previous market cycles, the continued growth of LNG demand in Europe and Asia should allow the market to rebalance around 2030. Thus, prices in Europe and Asia could fall from $9.72025/ Mbtu and $10.72025/Mbtu in 2026 to $6.52025/Mbtu and $7.52025/ Mbtu respectively in 2029/2030, before rising again to $8.02025/Mbtu and $9.02025/ Mbtu and stabilizing at these levels until 2040.

Natural gas prices would then converge in 2050 toward the IEA’s NZE scenario levels: $2.32025/ Mbtu in the United States, $4.12025/Mbtu in Europe, and $5.02025/Mbtu in Asia, respectively.

The future operational costs were determined by taking into account the existing technologies, the fluctuation of prices for petroleum services in line with market developments and the internal cost reduction programs effectively implemented.

The determination of value in use also takes into account on all identified assets the impact of their CO2 emissions. Future scope 1 and 2 emissions of the assets concerned over the life of the assets are valued at $100/t or the applicable price in a given country, if it is higher, incorporating the existing free emission rights scheme in Europe. Beyond 2031, the CO2 price is inflated by 2% per year.

The future cash flows are estimated over a period consistent with the life of the assets of the CGUs. They are prepared post-tax and take into account specific risks related to the CGUs' assets. They are discounted using an 7% post-tax discount rate, this rate being the weighted-average cost of TotalEnergies capital estimated from historical market data. This rate was 7% in 2024 and 8% in 2023. The value in use calculated by discounting the above post-tax cash flows using an 7% post-tax discount rate is not materially different from the value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates generally range from 7% to 14%.

Impairment losses recognized by segment

The CGUs of the Exploration & Production segment are defined as oil and gas fields or groups of oil and gas fields with industrial assets enabling the production, treatment and evacuation of the oil and gas. For the financial year 2025, the Company recorded impairments of assets over CGUs of the Exploration & Production segment for $(200) million in net income, TotalEnergies share.

Impairments recognized in 2025 are mainly related to the disposal of the Gato do Mato project as part of an asset swap with Shell in Brazil.

As for sensitivities of the Exploration & Production segment:

➢	A 1-percentage‑point decrease in the discount rate would have no impact on TotalEnergies’ net income;
➢	An increase of 1 percentage point in the discount rate would have an additional negative impact of $0.5 billion on TotalEnergies’ net income;
➢	A 10% decrease in hydrocarbon prices over the entire duration of the plan (resulting in an average oil price of around $472025/b) would have an additional negative impact of $0.6 billion on TotalEnergies’ net income;

Form 20-F 2025 TotalEnergies	F-29

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 3

➢	A 20% decrease in hydrocarbon prices over the entire duration of the plan (resulting in an average oil price of around $412025/b) would have an additional negative impact of $2.6 billion on TotalEnergies’ net income;
➢	taking into account a CO2 cost applied to future Scope 1 and 2 emissions of $200/t, inflated by 2%/year beyond 2031 for all assets would have an additional negative impact of $0.2 billion on net income, TotalEnergies share.

The CGUs of the Integrated LNG segment are subsidiaries or groups of subsidiaries organized by activity or geographical area, and by fields or groups of fields for upstream LNG activities. For the financial year 2025, the Company recorded impairments on CGUs in the Integrated LNG segment for $(50) million in net income, TotalEnergies share.

As for sensitivities of the Integrated LNG:

➢	a decrease by 1 point in the discount rate would have no impact in net income, TotalEnergies share;
➢	an increase by 1 point in the discount rate would have an additional negative impact of $0.6 billion in net income, TotalEnergies share;
➢	a decrease of 10% of the oil and gas prices over the duration of the plan would have an additional negative impact of $2.0 billion in net income, TotalEnergies share;
➢	a decrease of 20% of the oil and gas prices over the duration of the plan would have an additional negative impact of $6.6 billion in net income, TotalEnergies share;
➢	taking into account a CO2 cost applied to future scope 1 and 2 emissions of $200/t inflated by 2%/year beyond 2031 for all assets would have an additional negative impact of approximately $0.8 billion in net income, TotalEnergies share.

The CGUs of the Integrated Power segment are subsidiaries or groups of subsidiaries organized by activity or geographical area. For the financial year 2025, the Company recorded impairments on CGUs in the Integrated Power segment for $(656) million in net income, TotalEnergies share. Impairments recognized mainly relate to offshore wind projects, notably in Asia (Taiwan, Korea) and in Europe (United Kingdom, Germany and Denmark).

As for sensitivities of the Integrated Power:

➢	a decrease by 1 point in the discount rate would have no impact in net income, TotalEnergies share.
➢	an increase by 1 point in the discount rate would have an additional negative impact of $0.3 billion in net income, TotalEnergies share.

In the event of an increase in the CO₂ price, the value of Integrated Power assets would increase as a result of higher electricity prices.

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

For the financial year 2025, the Company has recorded impairments on CGUs in the Refining & Chemicals segment for an amount of $(200) million in net income TotalEnergies share.

The impairments recognized in 2025 are mainly related to the Antwerp NC2 steam cracker shutdown project.

As for sensitivities of the Refining & Chemicals segment:

➢	an increase by 1 point in the discount rate would not have any additional negative impact in the net income, TotalEnergies share.
➢	a decrease of 10% of the refining margins (could be in link with the increase of CO2 cost) would have an additional negative impact of $0.8 billion in net income, TotalEnergies share.

The CGUs of the Marketing & Services segment are subsidiaries or groups of subsidiaries organized by relevant geographical area.

For the financial year 2025, the Company recorded impairments on the CGUs of the Marketing & Services segment for $(50) million in net income, TotalEnergies share.

Impairments recognized in years 2024 and 2023

For the financial year 2024, asset impairments were recognized in the Exploration & Production, Integrated LNG, Integrated Power, Refining & Chemicals, and Marketing & Services segments, with a negative impact of $(1,977) million in net income, TotalEnergies share.

Impairments recognized on CGUs in the Exploration & Production segment amounted to $(982) million in net income, TotalEnergies share, and were mainly related to the exit from blocks 11B/12B and 5/6/7 in South Africa.

Those recognized on CGUs in the Integrated Power segment totaled $(965) million in net income, TotalEnergies share, and mainly concerned the Company’s minority interests in SunPower and Maxeon.

These impairments were classified as adjustment items to the net income, TotalEnergies share.

For the financial year 2023, the Company recorded impairments in the Exploration & Production, Integrated LNG, Integrated Power, Refining & Chemicals, and Marketing & Services segments with an impact of $(2,166) million in net income, TotalEnergies share.

Impairments recorded on the CGUs of the Exploration & Production segment amounted to $(881) million in net income, TotalEnergies share, mainly related to the Company's upstream assets in Kenya and Congo, and also Al Shaheen in Qatar related to temporary tax effects.

Those recorded on the CGUs of the Integrated Power segment amounted to $(773) million in net income, TotalEnergies share, mainly concerning the Yunlin offshore wind project in Taiwan and the goodwill and customer portfolios of gas-electricity marketing activities in Belgium, Spain and France.

Impairments recorded on the CGUs of the Refining & Chemicals segment amounted to $(273) million in net income, TotalEnergies share, mainly related to the divestment projects of Naphtachimie to INEOS and the Natref refinery in South Africa.

Finally, the impairments recorded on the CGUs of the Integrated LNG segment amounted to $(124) million in net income, TotalEnergies share, and those recorded on the CGUs of the Marketing & Services segment amounted to $(115) million in net income, TotalEnergies share.

These impairments were qualified as adjustments items of the net income, TotalEnergies share.

F-30	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 4

Note 4 Segment Information by geographical area

		Rest of	North		Rest of
(M$)	France	Europe	America	Africa	the world	Total
For the year ended December 31, 2025
External sales	45,866	90,558	14,463	20,012	30,297	201,196
Property, plant and equipment, intangible assets, net	17,960	27,094	11,827	38,731	56,427	152,039
For the year ended December 31, 2024
External sales	49,269	89,077	17,915	21,901	36,388	214,550
Property, plant and equipment, intangible assets, net	15,486	25,969	11,938	37,375	52,565	143,333
For the year ended December 31, 2023
External sales	55,610	97,662	22,219	21,709	39,928	237,128
Property, plant and equipment, intangible assets, net	16,863	24,486	11,228	38,658	50,764	141,999

Form 20-F 2025 TotalEnergies	F-31

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

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred in exploration costs.

Costs of dry wells and wells that have not found proved reserves are charged to expense in exploration costs.

F-32	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

5.2.1 Operating expenses

For the year ended December 31,
(M$)	2025	2024	2023
Purchases, net of inventory variation (a) (b)	(116,740)	(127,664)	(143,041)
Exploration costs	(419)	(999)	(573)
Other operating expenses (c)	(30,914)	(29,860)	(30,419)
of which non-current operating liabilities (allowances) reversals	660	870	821
of which current operating liabilities (allowances) reversals	15	(60)	(92)
OPERATING EXPENSES	(148,073)	(158,523)	(174,033)
(a)	Includes taxes paid on oil and gas production in the Exploration & Production segment, amongst others royalties.
(b)	TotalEnergies values under / over lifting at market value.
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

Research and development costs incurred by TotalEnergies in 2025 and booked in operating expenses (excluding depreciations) amount to $810 million ($805 million in 2024 and $774 million in 2023), corresponding to 0.40% of the sales.

In 2025, 3,778 people are dedicated to these research and development activities (3,715 in 2024 and 3,687 in 2023).

5.3 Amortization, depreciation and impairment of tangible assets and mineral interests

The amortization, depreciation and impairment of tangible assets and mineral interests are detailed as follows:

For the year ended December 31,
(M$)	2025	2024	2023
Depreciation and impairment of tangible assets	(12,315)	(10,911)	(11,902)
Amortization and impairment of mineral assets	(997)	(1,114)	(860)
TOTAL	(13,312)	(12,025)	(12,762)

Form 20-F 2025 TotalEnergies	F-33

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

If the carrying value of the inventory of certificates at the balance sheet date is higher than the market value, an impairment loss is recorded.

F-34	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

As of December 31, 2025		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	2,367	(14)	2,353
Refined products	4,344	(66)	4,278
Chemicals products	1,526	(112)	1,414
Trading inventories	5,950	–	5,950
Other inventories	3,524	(856)	2,668
TOTAL	17,711	(1,048)	16,663

As of December 31, 2024		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	3,111	(4)	3,107
Refined products	4,714	(48)	4,666
Chemicals products	1,558	(108)	1,450
Trading inventories	7,280	–	7,280
Other inventories	3,400	(1,035)	2,365
TOTAL	20,063	(1,195)	18,868

As of December 31, 2023		Valuation
(M$)	Gross value	allowance	Net value
Crude oil and natural gas	3,334	(152)	3,182
Refined products	5,335	(141)	5,194
Chemicals products	1,668	(97)	1,571
Trading inventories	6,158	–	6,158
Other inventories	4,248	(1,036)	3,212
TOTAL	20,743	(1,426)	19,317

Changes in the valuation allowance on inventories are as follows:

			Currency
	Valuation		translation	Valuation
For the year ended December 31,	allowance as of		adjustment and	allowance as of
(M$)	January 1,	Increase (net)	other variations	December 31,
2025	(1,195)	21	126	(1,048)
2024	(1,426)	246	(15)	(1,195)
2023	(1,312)	(92)	(22)	(1,426)

5.4.2 Accounts receivable and other current assets

As of December 31, 2025		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	19,458	(899)	18,559
Recoverable taxes	4,144	(4)	4,140
Other operating receivables	14,224	(292)	13,932
Prepaid expenses	2,260	–	2,260
Other debtors	105	–	105
Other current assets	20,733	(296)	20,437

As of December 31, 2024		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	20,183	(902)	19,281
Recoverable taxes	4,295	(6)	4,289
Other operating receivables	17,094	(248)	16,846
Prepaid expenses	2,481	–	2,481
Other debtors	71	–	71
Other current assets	23,941	(254)	23,687

As of December 31, 2023		Valuation
(M$)	Gross value	allowance	Net value
Accounts receivable	24,334	(892)	23,442
Recoverable taxes	4,085	(7)	4,078
Other operating receivables	15,218	(266)	14,952
Prepaid expenses	1,731	–	1,731
Other debtors	60	–	60
Other current assets	21,094	(273)	20,821

Form 20-F 2025 TotalEnergies	F-35

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 5

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

			Currency
	Valuation		translation	Valuation
	allowance as of		adjustments and	allowance as of
For the year ended December 31, (M$)	January 1,	Increase (net)	other variations	December 31,
Accounts receivable
2025	(902)	31	(28)	(899)
2024	(892)	(53)	43	(902)
2023	(826)	(82)	16	(892)
Other current assets
2025	(254)	(22)	(20)	(296)
2024	(273)	1	18	(254)
2023	(325)	(7)	59	(273)

As of December 31, 2025, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $4,858 million, of which $2,257 million was due less than 90 days, $364 million was due between 90 days and 6 months, $1,119 million was due between 6 and 12 months and $1,118 million was due after 12 months.

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

5.4.3 Other creditors and accrued liabilities

As of December 31, (M$)	2025	2024	2023
Accruals and deferred income	2,323	1,561	1,129
Payable to States (including taxes and duties)	10,427	12,561	13,974
Payroll	1,820	1,597	1,687
Other operating liabilities	21,774	20,242	19,937
OTHER CREDITORS AND ACCRUED LIABILITIES	36,344	35,961	36,727

As of December 31, 2025, the heading “Other operating liabilities” notably includes the second quarterly interim dividend for the fiscal year 2025 for $2,140 million, which was paid in January 2026 and the third quarterly interim dividend for the fiscal year 2025 for $2,148 million, which will be paid in April 2026. It also includes payment agent agreements with financial institutions, facilitating the operational processing of the suppliers’ payment chain and enabling the batch settlement of invoices, put in place in 2025. These invoices are settled by the agent at their due date, who is reimbursed by TotalEnergies at the beginning of the following month. As of December 31, 2025, the amount payable to payment agents amounted to $1,780 million.

As of December 31, 2024, the heading “Other operating liabilities” notably includes the second quarterly interim dividend for the fiscal year 2024 for $1,845 million, which was paid in January 2025 and the third quarterly interim dividend for the fiscal year 2024 for $1,851 million, which was paid in April 2025.

As of December 31, 2023, the heading “Other operating liabilities” notably included the second quarterly interim dividend for the fiscal year 2023 for $1,959 million, which was paid in January 2024 and the third quarterly interim dividend for the fiscal year 2023 for $1,923 million, which was paid in April 2024.

F-36	TotalEnergies Form 20-F 2025

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

The following table gives additional information on cash paid or received in the cash flow from operating activities.

Detail of interest, taxes and dividends

For the year ended December 31, (M$)	2025	2024	2023
Interests paid	(3,051)	(2,934)	(2,883)
Interests received	944	1,302	1,431
Income tax paid(a)	(9,622)	(10,561)	(12,688)
Dividends received	1,722	1,833	2,821
(a)	These amounts include taxes paid in kind under production-sharing contracts in exploration and production activities.

Detail of changes in working capital

For the year ended December 31, (M$)	2025	2024	2023
Inventories	2,848	(203)	3,159
Accounts receivable	1,406	3,884	306
Other current assets	3,266	(3,556)	14,860
Accounts payable	(3,198)	(889)	572
Other creditors and accrued liabilities	(3,038)	3,128	(12,806)
NET AMOUNT, DECREASE (INCREASE)	1,284	2,364	6,091

Detail of changes in provisions and deferred taxes

As of December 31, (M$)	2025	2024	2023
Accruals	617	(373)	257
Deferred taxes	307	563	556
TOTAL	924	190	813

Form 20-F 2025 TotalEnergies	F-37

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 6

Note 6 Other items from operating activities

6.1 Other income and other expense

For the year ended December 31, (M$)	2025	2024	2023
Gains on disposal of assets	1,694	1,721	3,157
Foreign exchange gains	331	236	–
Other	350	155	520
OTHER INCOME	2,375	2,112	3,677

Losses on disposal of assets	(126)	(224)	(98)
Foreign exchange losses	(354)	(406)	(763)
Amortization of other intangible assets (excl. mineral interests)	(445)	(389)	(769)
Other	(1,002)	(262)	(766)
OTHER EXPENSE	(1,927)	(1,281)	(2,396)

Other income

In 2025, gains on disposal of assets are mainly related to the sale, in the segment Exploration & Production, of the operated participation of 45% in two unconventional oil and gas blocks in Argentina (Rincon La Ceniza and La Escalonada), to the sale of the non-operated participation of 39.89% in the fields of West Ekofisk and Albuskjell, and the non-operated participation of 20.23% in the field of Tommeliten Gamma, to the sale of the non-operated participation of 12.50% in the production sharing contract of OML118 and, in the segment Integrated Power, to the sale of 50% of solar assets portfolio reaching 1.4 GW in North America, and to the sale of 50% of 604 MW wind, solar and hydroelectric assets in Portugal.

In 2024, gains on disposal of assets were mainly related to the partial divestment of retail network in Belgium and Luxembourg and the full divestment in the Netherlands for the Marketing & Services segment. This amount included the revaluation of shares held and consolidated under the equity method in Belgium and Luxembourg.

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

Other expense

In 2025, the heading "Other" mainly consists in restructuration charges, shares and loans impairments, among which loans to subsidiaries carrying on offshore wind projects, notably in Asia (Taiwan, Korea) and in the United Kingdom for the segment Integrated Power, provisions for onerous midstream contracts, and restructuring charges for the Exploration & Production segment.

In 2024, the heading "Other" mainly consisted in the depreciation of a loan towards the minor participation of the company in SunPower.

In 2023, the heading "Other" mainly included impairments related to the Yunlin offshore wind project in Taiwan in the segment Integrated Power and to the divestment project of Natref refinery in South Africa in the segment Refining & Chemicals.

6.2 Other financial income and expense

As of December 31, (M$)	2025	2024	2023
Dividend income on non-consolidated subsidiaries	205	196	143
Capitalized financial expenses	624	652	667
Other	608	555	475
OTHER FINANCIAL INCOME	1,437	1,403	1,285
Accretion of asset retirement obligations	(589)	(568)	(524)
Other	(292)	(267)	(207)
OTHER FINANCIAL EXPENSE	(881)	(835)	(731)

6.3 Other non-current assets

As of December 31, 2025		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,794	(553)	2,241
Other non-current financial assets related to operational activities	386	–	386
Other	288	–	288
TOTAL	3,468	(553)	2,915

As of December 31, 2024		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,433	(258)	2,175
Other non-current financial assets related to operational activities	1,677	–	1,677
Other	154	–	154
TOTAL	4,264	(258)	4,006

F-38	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 6

As of December 31, 2023		Valuation
(M$)	Gross value	allowance	Net value
Loans and advances (a)	2,516	(294)	2,222
Other non-current financial assets related to operational activities	1,761	–	1,761
Other	330	–	330
TOTAL	4,607	(294)	4,313
(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

				Currency
	Valuation			translation	Valuation
For the year ended December 31,	allowance as of			adjustment and	allowance as of
(M$)	January 1,	Increases	Decreases	other variations	December 31,
2025	(258)	(274)	22	(43)	(553)
2024	(294)	(72)	19	89	(258)
2023	(255)	(11)	2	(30)	(294)

Form 20-F 2025 TotalEnergies	F-39

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

The corresponding expense is recorded under “Depreciation, depletion and impairment of tangible assets and mineral interests”.

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

As of December 31, 2025		Amortization and
(M$)	Cost	impairment	Net
Goodwill	12,881	(380)	12,501
Proved mineral interests	18,972	(9,449)	9,523
Unproved mineral interests	14,108	(2,931)	11,177
Other intangible assets	9,073	(4,929)	4,144
TOTAL INTANGIBLE ASSETS	55,034	(17,689)	37,345

As of December 31, 2024		Amortization and
(M$)	Cost	impairment	Net
Goodwill	11,654	(389)	11,265
Proved mineral interests	18,218	(9,518)	8,700
Unproved mineral interests	14,124	(2,974)	11,150
Other intangible assets	7,204	(4,081)	3,123
TOTAL INTANGIBLE ASSETS	51,200	(16,962)	34,238

As of December 31, 2023		Amortization and
(M$)	Cost	impairment	Net
Goodwill	10,484	(533)	9,951
Proved mineral interests	17,713	(9,704)	8,009
Unproved mineral interests	14,976	(2,624)	12,352
Other intangible assets	7,354	(4,583)	2,771
TOTAL INTANGIBLE ASSETS	50,527	(17,444)	33,083

F-40	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

Change in net intangible assets is analyzed in the following table:

					Currency
	Net amount as of			Amortization and	translation		Net amount as of
(M$)	January 1,	Expenditures	Disposals	impairment	adjustment	Other	December 31,
2025	34,238	1,197	(236)	(1,443)	1,161	2,428	37,345
2024	33,083	1,438	(19)	(1,502)	(494)	1,732	34,238
2023	31,931	1,244	(458)	(1,630)	148	1,848	33,083

In 2025, the heading “Amortization and impairment” includes the impact of exceptional asset impairments recorded for $235 million (refer to Note 3.C “Asset impairment”).

In 2025, the heading “Other” mainly reflects changes in the consolidation scope, in particular the acquisition of VSB Group, a European wind and solar developer with extensive operations in Germany for $1,644 million.

In 2024, the heading “Amortization and impairment" included the impact of exceptional asset impairments recorded for $340 million (refer to Note 3.C “Asset impairment”), particularly related to the exit from blocks 11B/12B and 5/6/7 in South Africa.

In 2024, the heading “Other” mainly reflected changes in the consolidation scope, in particular the acquisition of upstream gas assets from SapuraOMV for $833 million.

In 2023, the heading “Amortization and impairment” included the accounting impact of exceptional asset impairments for an amount of $472 million (refer to Note 3.C "Asset impairment"), related in particular to goodwill and customer portfolios of gas and power marketing activities in Belgium, Spain and France

In 2023, the heading “Other” mainly reflected changes in the consolidation scope, in particular the acquisition of Total Eren for $2,238 million.

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2025 is as follows:

	Net goodwill as of				Net goodwill as of
(M$)	January 1, 2025	Increases	Impairments	Other	December 31, 2025
Exploration & Production	2,482	–	–	(8)	2,474
Integrated LNG	3,304	(14)	–	186	3,476
Integrated Power	4,360	828	(34)	214	5,368
Refining & Chemicals	643	–	–	(35)	608
Marketing & Services	473	–	(13)	111	571
Corporate	3	–	–	1	4
TOTAL	11,265	814	(47)	469	12,501

Form 20-F 2025 TotalEnergies	F-41

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

In the event that, due to the price effect on reserves evaluation, the unit-of-production method does not reflect properly the useful life of the asset, an alternative depreciation method is applied based on the reserves evaluated with the price of the previous year. As of December 31, 2025, 2024 and 2023, this alternative method is not applied as, given the price used to assess the reserves, the unit-of-production method correctly reflects the useful life of the assets.

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

Other property, plant and equipment are depreciated using the straight-line method over their useful lives, which are as follows:

● Furniture, office equipment, machinery and tools	3-12 years
● Transportation equipment	5-20 years
● Storage tanks and related equipment	10-15 years
● Specialized complex installations and pipelines	10-45 years
● Buildings	10-50 years

F-42	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

As of December 31, 2025		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	198,464	(136,430)	62,034
Unproved properties	1,544	(160)	1,384
Work in progress	24,239	(571)	23,668
Subtotal	224,247	(137,161)	87,086
Other property, plant and equipment
Land	2,826	(1,245)	1,581
Machinery, plant and equipment (including transportation equipment)	43,482	(31,114)	12,368
Buildings	10,487	(7,049)	3,438
Work in progress	5,886	(105)	5,781
Other	12,923	(8,483)	4,440
Subtotal	75,604	(47,996)	27,608
TOTAL PROPERTY, PLANT AND EQUIPMENT	299,851	(185,157)	114,694

As of December 31, 2024		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	202,731	(140,850)	61,881
Unproved properties	1,370	(160)	1,210
Work in progress	20,640	(312)	20,328
Subtotal	224,741	(141,322)	83,419
Other property, plant and equipment
Land	2,598	(1,044)	1,554
Machinery, plant and equipment (including transportation equipment)	39,315	(27,116)	12,199
Buildings	9,390	(6,192)	3,198
Work in progress	4,382	(31)	4,351
Other	12,059	(7,685)	4,374
Subtotal	67,744	(42,068)	25,676
TOTAL PROPERTY, PLANT AND EQUIPMENT	292,485	(183,390)	109,095

As of December 31, 2023		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities
Proved properties	201,961	(144,082)	57,879
Unproved properties	1,455	(268)	1,187
Work in progress	23,729	(443)	23,286
Subtotal	227,145	(144,793)	82,352
Other property, plant and equipment
Land	2,837	(1,008)	1,829
Machinery, plant and equipment (including transportation equipment)	38,769	(27,222)	11,547
Buildings	9,529	(6,105)	3,424
Work in progress	5,262	(23)	5,239
Other	12,344	(7,819)	4,525
Subtotal	68,741	(42,177)	26,564
TOTAL PROPERTY, PLANT AND EQUIPMENT	295,886	(186,970)	108,916

Change in net property, plant and equipment is analyzed in the following table:

					Currency
	Net amount as of			Depreciation and	translation		Net amount as of
(M$)	January 1,	Expenditures	Disposals	impairment	adjustment	Other	December 31,
2025	109,095	15,756	(1,039)	(12,801)	3,164	519	114,694
2024	108,916	13,471	(573)	(12,076)	(1,806)	1,163	109,095
2023	107,101	16,478	(3,781)	(12,448)	415	1,151	108,916

In 2025, the heading “Disposals” mainly includes the impact of the sale of the non-operated 12.5% interest in the OML118 Production Sharing Contract (PSC) to Shell Nigeria Exploration and Production Company Ltd (SNEPCo) and Nigerian Agip Exploration Limited (NAE).

In 2025, the heading “Depreciation and impairment” includes the impact of exceptional asset impairments and capitalized exploration charges recorded for $575 million (refer to Note 3.C “Asset impairment”).

Form 20-F 2025 TotalEnergies	F-43

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 7

In 2025, the heading “Other” includes in particular the impact of changes in the consolidation scope for $(1,521) million (mainly the acquisition of VSB Group, a European wind and solar developer with extensive operations in Germany for $737 million and the sale of 50% of a portfolio of 2.7 GW of gross capacity (North America, Portugal, Greece, France) for $(2,398) million), the impact of the classifications as “Assets classified as held for sale” for $(1,349) million, the impact of new IFRS 16 contracts for the year (mainly FPSO and ships) for $2,402 million, and the effect of the revaluation of site restoration provisions on property, plant, and equipment for $466 million.

In 2024, the heading “Disposals” mainly included the impact of the sale of a 15% stake in the Absheron gas field to ADNOC (Abu Dhabi National Oil Company).

In 2024, the heading “Depreciation and impairment” included the impact of exceptional asset impairments and capitalized exploration charges recorded for $479 million (refer to Note 3.C “Asset impairment”).

In 2024, the heading “Other” included in particular the impact of changes in the consolidation scope for $(1,077) million (mainly the acquisition of upstream gas assets from SapuraOMV for $1,085 million and the sale of a 50% stake in three solar projects in the United States to the Apollo investment fund for $(1,745) million), the impact of new IFRS 16 contracts for the year (mainly FPSO and ships) for $2,725 million, and the effect of the revaluation of site restoration provisions on property, plant, and equipment for $363 million.

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

Following the application of IFRS 16 “Leases”, property, plant and equipment as at December 31, 2025, 2024 and 2023 presented above include the following amounts for rights of use of assets:

As of December 31, 2025		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	6,533	(3,127)	3,406
Other property, plant and equipment
Land	1,285	(592)	693
Machinery, plant and equipment (including transportation equipment)	6,028	(3,362)	2,666
Buildings	1,490	(789)	701
Other	1,062	(660)	402
Subtotal	9,865	(5,403)	4,462
TOTAL PROPERTY, PLANT AND EQUIPMENT	16,398	(8,530)	7,868

As of December 31, 2024		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	5,918	(2,611)	3,307
Other property, plant and equipment
Land	1,183	(453)	730
Machinery, plant and equipment (including transportation equipment)	5,371	(2,760)	2,611
Buildings	1,365	(703)	662
Other	898	(534)	364
Subtotal	8,817	(4,450)	4,367
TOTAL PROPERTY, PLANT AND EQUIPMENT	14,735	(7,061)	7,674

As of December 31, 2023		Depreciation and
(M$)	Cost	impairment	Net
Property, plant and equipment of exploration and production activities	4,770	(1,927)	2,843
Other property, plant and equipment
Land	1,383	(415)	968
Machinery, plant and equipment (including transportation equipment)	4,751	(2,235)	2,516
Buildings	1,332	(614)	718
Other	908	(529)	379
Subtotal	8,374	(3,793)	4,581
TOTAL PROPERTY, PLANT AND EQUIPMENT	13,144	(5,720)	7,424

F-44	TotalEnergies Form 20-F 2025

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

The contribution of equity affiliates in the consolidated balance sheet, consolidated statement of income and consolidated statement of comprehensive income is presented below:

Equity value
As of December 31,
(M$)	2025	2024	2023
Total Associates	10,864	10,387	9,484
Total Joint-ventures	19,801	17,485	16,411
TOTAL	30,665	27,872	25,895
Loans	7,425	6,533	4,562
TOTAL	38,090	34,405	30,457

Profit/(loss)
(M$)	2025	2024	2023
Total Associates	1,307	1,213	1,132
Total Joint-ventures	1,246	362	713
TOTAL	2,553	1,575	1,845

Other comprehensive income
(M$)	2025	2024	2023
Total Associates	(311)	112	(57)
Total Joint-ventures	(173)	(358)	(151)
TOTAL	(484)	(246)	(208)

A)  Information related to associates

Information (100% basis) related to significant associates is as follows:

	Liquefaction entities
Exploration & Production activities (M$)	2025	2024	2023
Non-current assets	33,627	29,749	42,197
Current assets	6,118	7,512	5,745
TOTAL ASSETS	39,745	37,261	47,942
Shareholder’s equity	22,321	22,432	35,144
Non-current liabilities	10,451	8,746	7,700
Current liabilities	6,973	6,083	5,098
TOTAL LIABILITIES	39,745	37,261	47,942
Revenues from sales	22,227	23,407	26,288
Net income	5,177	6,769	6,880
Other comprehensive income	–	–	–
% owned
Equity value	3,860	3,904	3,963
Including goodwill and identifiable assets	27	29	32
Profit/(loss)	660	768	822
Share of other comprehensive income, net amount	(64)	28	(19)
Dividends paid to TotalEnergies	708	820	1,052

Form 20-F 2025 TotalEnergies	F-45

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

As of December 31, 2025, and as of December 31, 2024, 2023 and 2022, Novatek is no longer consolidated as an equity accounted affiliate in the Company's consolidated financial statements. This stake is recognized in "other investments" and is measured in accordance with IFRS 9 at fair value through profit or loss. In the context of the Russian-Ukrainian conflict, the Company considers that the market value of Novatek is not representative of its fair value. As of December 31, 2025, and as of December 31, 2024, 2023 and 2022, the Company retained a zero fair value given the very significant uncertainties on any valuation assumption for the stake in Novatek.

TotalEnergies’ interests in associates operating liquefaction plants are combined. The amounts include investments in Nigeria LNG (15.00%), Angola LNG Limited (13.60%), Yemen LNG Co. (39.62%), Qatar Liquefied Gas Company Limited (Qatargas) (10.00%), Qatar Liquefied Gas Company Limited II (16.70%), Oman LNG LLC (5.54%), Abu Dhabi Gas Liquefaction Company Limited (5.00%), Qatar Liquified Gas Company Limited 5 (North Field East project) (25.00%) and Qatar Liquified Gas Company Limited 10 (North Field South project) (25.00%).

Renewables and Electricity activities	Adani Green Energy Limited
(M$)	2025	2024	2023
Non-current assets	13,641	10,936	7,887
Current assets	1,075	1,264	1,091
TOTAL ASSETS	14,716	12,200	8,978
Shareholder’s equity	2,196	1,137	965
Non-current liabilities	10,616	8,175	5,712
Current liabilities	1,904	2,888	2,301
TOTAL LIABILITIES	14,716	12,200	8,978
Revenues from sales	1,268	1,049	1,061
Net income	187	184	162
Other comprehensive income	(91)	(13)	5
% owned	17.25%	19.74%	19.74%
Equity value	1,734	1,863	1,877
including goodwill and identifiable assets	1,355	1,639	1,687
Profit/(loss)	22	36	32
Share of other comprehensive income, net amount	4	9	3
Dividends paid to TotalEnergies	–	–	–

	Saudi Aramco Total
Refining & Chemicals activities	Refining & Petrochemicals			Qatar
(M$)	2025	2024	2023	2025	2024	2023
Non-current assets	15,539	12,023	9,780	3,126	2,562	2,882
Current assets	3,042	3,446	2,584	1,985	1,971	2,000
TOTAL ASSETS	18,581	15,469	12,364	5,111	4,533	4,882
Shareholder’s equity	4,931	4,062	3,527	2,574	2,781	2,748
Non-current liabilities	10,125	6,899	5,850	1,388	654	835
Current liabilities	3,525	4,508	2,987	1,149	1,098	1,299
TOTAL LIABILITIES	18,581	15,469	12,364	5,111	4,533	4,882
Revenues from sales	12,266	14,601	12,994	9,455	9,422	9,506
Net income	535	66	584	213	338	203
Other comprehensive income	(146)	(32)	(59)	24	13	(7)
% owned	37.50%	37.50%	37.50%
Equity value	1,849	1,523	1,323	616	670	665
including goodwill and identifiable assets	–	–	–	–	–	–
Profit/(loss)	200	25	219	60	88	78
Share of other comprehensive income, net amount	(184)	34	(46)	(19)	10	(7)
Dividends paid to TotalEnergies	–	150	321	114	83	145

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

F-46	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

B)  Information related to joint ventures

The information (100% gross) related to significant joint ventures is as follows:

	Liquefaction entities					GIP III Zephyr		Hanwha TotalEnergies
	(Integrated LNG)					(Integrated		Petrochemical Co.Ltd
						Power)		(Refining & Chemicals)
(M$)	2025	2024	2023	2025		2024	2023	2025	2024	2023
Non-current assets	62,465	59,764	62,461	14,320		14,258	13,111	3,265	3,373	3,959
Current assets excluding cash and cash equivalents	5,446	5,390	2,832	749		366	375	1,693	1,530	2,089
Cash and cash equivalents	3,421	5,184	4,690	746		813	1,313	388	348	113
TOTAL ASSETS	71,332	70,338	69,983	15,815		15,437	14,799	5,347	5,251	6,161
Shareholder’s equity - Group share	29,162	25,231	20,438	450		539	604	2,305	2,467	2,963
Shareholder's equity - Non controlling interests	–	–	–	2,425		2,756	1,912	–	–	–
Other non-current liabilities	11,025	11,822	10,399	2,619		1,645	1,460	144	148	174
Non-current financial debts	27,422	29,565	36,144	8,940		9,538	9,598	1,974	1,017	858
Other current liabilities	1,713	1,707	3,002	886		380	414	565	873	1,137
Current financial debts	2,010	2,013	–	495		579	811	359	746	1,029
TOTAL LIABILITIES	71,332	70,338	69,983	15,815		15,437	14,799	5,347	5,251	6,161
Revenues from sales	14,957	17,212	17,605	1,748		1,609	1,452	7,548	8,616	8,754
Depreciation and depletion of tangible assets and mineral interests	(2,904)	(2,899)	(2,700)	(568)		(490)	(460)	(267)	(278)	(281)
Interest income	152	55	32	71		37	40	–	–	–
Interest expense	(2,470)	(2,901)	(3,146)	(672)		(357)	(315)	(72)	(80)	(67)
Income taxes	(264)	(2,656)	(1,798)	(7)		(15)	–	52	(8)	10
Net income	4,146	4,986	5,122	121		135	83	(232)	(136)	(28)
Non-controlling interests	–	–	–	(4)		180	(126)	–	–	–
Other comprehensive income	(90)	(76)	(52)	–		–	(2)	70	(361)	(105)
% owned				50.00%		50.00%	50.00%	50.00%	50.00%	50.00%
Equity value	6,839	5,996	4,941	2,186		2,241	2,283	1,152	1,234	1,482
including goodwill and identifiable assets	357	392	430	1,961	(a)	1,971	1,981	–	–	–
Profit/(loss)	891	1,061	1,058	51		58	29	(116)	(68)	(14)
Share of other comprehensive income, net amount	(23)	(20)	(14)	–		–	(1)	12	(176)	(69)
Dividends paid to TotalEnergies	25	37	418	105		100	100	–	–	25

(a)	Goodwill represents the valuation of this entity’s ability to generate future projects in the field of renewable energy and amounts to M$1,755 as of December 31, 2025.

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

Off-balance sheet commitments relating to joint ventures or associates are disclosed in Note 13 of the Consolidated Financial Statements.

C)  Other equity affiliates

In TotalEnergies share, the main aggregated financial items in equity affiliates including assets held for sale, which have not been presented individually are as follows:

	2025		2024		2023
As of December 31,		Joint-		Joint-		Joint-
(M$)	Associates	ventures	Associates	ventures	Associates	ventures
Non-current assets	6,450	20,747	5,522	15,929	4,977	13,224
Current assets	1,317	2,629	1,352	2,524	1,231	2,988
TOTAL ASSETS	7,767	23,376	6,874	18,453	6,208	16,212
Shareholder’s equity - TotalEnergies share	1,535	8,001	1,214	6,604	921	4,625
Shareholder’s equity - Non controlling interests	–	–	–	(2)	–	75
Non-current liabilities	5,188	12,875	4,830	9,605	4,553	8,798
Current liabilities	1,044	2,500	830	2,246	734	2,714
TOTAL LIABILITIES	7,767	23,376	6,874	18,453	6,208	16,212

Form 20-F 2025 TotalEnergies	F-47

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

	2025		2024		2023
For the year ended December 31,		Joint-		Joint-		Joint-
(M$)	Associates	ventures	Associates	ventures	Associates	ventures
Revenues from sales	2,855	5,468	2,981	6,476	2,026	7,451
Net income	379	548	324	(666)	7	(279)
Non-controlling interests	–	–	–	1	–	(64)
Share of other comprehensive income items	(49)	(162)	31	(162)	11	(67)
Equity value	2,805	9,624	2,427	8,016	1,656	7,705
Profit/(Loss)	365	420	295	(689)	(19)	(359)
Dividends paid to TotalEnergies	341	247	296	106	323	120

8.2 OTHER INVESTMENTS

Accounting principles

Other investments are equity instruments and are measured according to IFRS 9 at fair value through profit or loss (default option). On initial recognition, the standard allows to make an election to record the changes of fair value in other comprehensive income. For these equity instruments, only dividends can be recognized in profit or loss.

TotalEnergies recognizes changes in fair value in equity or in profit or loss according to the option chosen on an instrument by instrument basis.

For quoted shares on active markets, this fair value is based on the market price.

	As of			As of
As of December 31, 2025	January 1,	Increase -	Change in	December 31,
(M$)	2025	Decrease	fair value	2025
Next Decade Corporation	346	–	(109)	237
Automotive Cells Company	–	177	(76)	101
OGCI Climate Investments Holdings LLP	56	4	5	65
Chicago Mercantile Exchange (CME)	45	–	8	53
Other shares at fair value through other comprehensive income (unit value < $50M)	64	63	11	138
Equity instruments recorded at fair value through other comprehensive income	511	244	(161)	594
Western LNG LLC	–	50	–	50
Other shares at fair value through profit or loss (unit value < $50M)	1,154	26	90	1,270
Equity instruments recorded at fair value through profit or loss	1,154	76	90	1,320
TOTAL EQUITY INSTRUMENTS	1,665	320	(71)	1,914

	As of			As of
As of December 31, 2024	January 1,	Increase -	Change in	December 31,
(M$)	2024	Decrease	fair value	2024
Next Decade Corporation	214	–	132	346
OGCI Climate Investments Holdings LLP	50	7	(1)	56
Other shares at fair value through other comprehensive income (unit value < $50M)	91	5	13	109
Equity instruments recorded at fair value through other comprehensive income	355	12	144	511
Nordian CPO (renamed TotalEnergies Charging Services España SL)(a)	70	(70)	–	–
Other shares at fair value through profit or loss (unit value < $50M)	1,118	13	23	1,154
Equity instruments recorded at fair value through profit or loss	1,188	(57)	23	1,154
Total equity instruments	1,543	(45)	167	1,665

(a)	Nordian CPO has been consolidated in 2024.

F-48	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 8

	As of			As of
As of December 31, 2023	January 1,	Increase -	Change in	December 31,
(M$)	2023	Decrease	fair value	2023
Next Decade Corporation	–	219	(5)	214
OGCI Climate Investments Holdings LLP	34	14	2	50
Other shares at fair value through other comprehensive income (unit value < $50M)	85	14	(8)	91
Equity instruments recorded at fair value through other comprehensive income	119	247	(11)	355
Hubei Cathay Smart Energy Fund	54	(54)	–	–
Nordian CPO (renamed TotalEnergies Charging Services España SL)(a)	–	70	–	70
Other shares at fair value through profit or loss (unit value < $50M)	878	264	(24)	1,118
Equity instruments recorded at fair value through profit or loss	932	280	(24)	1,188
Total equity instruments	1,051	527	(35)	1,543

(a)	Nordian CPO will be consolidate in 2024

8.3 Related parties

The main transactions as well as receivable and payable balances with related parties (principally non-consolidated subsidiaries and equity affiliates) are detailed as follows:

As of December 31,
(M$)	2025	2024	2023
Balance sheet
Receivables
Debtors and other debtors	706	876	1,144
Loans (excl. loans to equity accounted for affiliates)	135	428	232
Payables
Creditors and other creditors	948	1,324	1,068
Debts	4	1	1

For the year ended December 31,
(M$)	2025	2024	2023
Statement of income
Sales	4,637	5,408	7,222
Purchases	(10,088)	(13,424)	(15,574)
Financial income	6	13	3
Financial expense	11	(6)	(5)

8.4 Compensation for the administration and management bodies

The aggregated amount of direct and indirect compensation accounted by the French and foreign affiliates of the Company, for all executive officers of TotalEnergies SE as of December 31 and for the members of the Board of Directors who are employees of TotalEnergies SE, is detailed below.

As of December 31, 2025, TotalEnergies SE Executive Officers are the members of the Executive Committee, i.e. ten people and there are three employees as members of the Board of Directors. As of December 31, 2024, TotalEnergies SE Executive Officers were the members of the Executive Committee, i.e. nine people and there were three employees as members of the Board of Directors. As of December 31, 2023, TotalEnergies SE Executive Officers were the members of the Executive Committee, i.e. eight people and there were three employees as members of the Board of Directors.

For the year ended December 31,
(M$)	2025	2024	2023
Number of people	13	12	11
Direct or indirect compensation	19.2	16.1	13.9
Pension expenses (a)	1.1	1.1	3.5
Share-based payments expense (IFRS 2) (b)	17.8	13.1	8.7

(a)

The benefits provided for Executive Officers of the Company and the members of the Board of Directors who are employees of the Company include severance to be paid upon retirement, supplementary pension schemes and insurance plans, which represent a commitment of $81.1 million as of December 31, 2025 (against $72.6 million as of December 31, 2024 and $82.9 million as of December 31, 2023). The increase of the commitment is in link with rate exchange effect. Converted into Euros, this commitment amounts to €69.0 million as of December 31, 2025 (against €69.9 million as of December 31, 2024 and €75 million as of December 31, 2023). The decrease in the commitment expressed in euros is mainly due to the increase in the discount rate despite the changes among the number executives (two new entries and one retirement).

(b)

Share-based payments expense computed for the Executive Officers and the members of the Board of Directors who are employees of TotalEnergies and based on the principles of IFRS 2 “Share-based payments” described in Note 9.

The compensation allocated to members of the Board of Directors as directors’ fees totaled €1.91 million (equivalent to $2.16 million) in 2025, €1.95 million (equivalent to $2.11 million) in 2024, and €1.85 million (equivalent to $2 million) in 2023.

Form 20-F 2025 TotalEnergies	F-49

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Note 9 Shareholders’ equity and share-based payments

9.1 SHAREHOLDERS’ EQUITY

Number of TotalEnergies shares and rights attached

As of December 31, 2025, the share capital of TotalEnergies SE amounts to €5,516,463,857.50, divided into 2,206,585,543 shares, with a par value of €2.50. There is only one category of shares. The shares may be held in either registered or bearer form.

The authorized share capital amounts to 3,229,286,115 shares as of December 31, 2025, compared to 3,421,656,457 shares as of December 31, 2024 and 3,436,374,353 shares as of December 31, 2023.

Pursuant to the Corporation's bylaws (Statutes), no shareholder may cast a vote at a Shareholders' Meeting, either by himself or through an agent, representing more than 10% of the total voting rights for the Corporation's shares. This limit applies to the aggregated amount of voting rights held directly, indirectly or through voting proxies.

These restrictions no longer apply if any individual or entity, acting alone or in concert, acquires at least two-thirds of the total share capital of the Corporation.

Share cancellation

Pursuant to the authorization granted by the Extraordinary Shareholders’ Meeting on May 25, 2022, the Board of Directors is authorized to cancel, on one or more occasions, the shares of the Company within the limit of 10% of the existing capital on the date of the operation per period of 24 months, in accordance with the provisions of Article L. 22-10-62 of the French Commercial Code.

The Board of Directors has proceeded with the following cancellation of TotalEnergies shares:

			Percentage
			of the share
	Board of Directors’	Number of shares bought back and cancelled	capital
Fiscal year	decision date	for the purpose of the shareholder policy	cancelled(a)
2025	September 24, 2025 (b)	74,620,711 shares bought back between November 20, 2024 and June 26, 2025	3.27%
2025	February 4, 2025 (c)	127,622,460 shares bought back between October 27, 2023 and November 19, 2024	5.32%
2024	February 6, 2024(d)	25,405,361 shares bought back between August 25 and October 26, 2023	1.05%
2023	September 21, 2023(e)	86,012,344 shares bought back between January 2 and August 24, 2023	3.44%
2023	February 7, 2023	128,869,261 shares bought back between February 11 and December 15, 2022	4.92%
(a)	Percentage of the share capital that the cancelled shares represented on the operations’ date.
(b)	With effect as at September 26, 2025.
(c)	With effect as at February 10, 2025.
(d)	With effect as at February 12, 2024.
(e)	With effect as at September 25, 2023.

Variation of the number of shares composing the share capital

AS OF DECEMBER 31, 2022 (a)		2,619,131,285
	Capital reduction by cancellation of treasury shares	(214,881,605)
	2023 Capital increase reserved for employees	8,002,155
AS OF DECEMBER 31, 2023 (b)		2,412,251,835
	Capital reduction by cancellation of treasury shares	(25,405,361)
	2024 Capital increase reserved for employees	10,833,187
AS OF DECEMBER 31, 2024 (c)		2,397,679,661
	Capital reduction by cancellation of treasury shares	(202,243,171)
	2025 Capital increase reserved for employees	11,149,053
AS OF DECEMBER 31, 2025 (d)		2,206,585,543
(a)	Including 137,187,667 treasury shares deducted from consolidated shareholders’ equity.
(b)	Including 60,543,213 treasury shares deducted from consolidated shareholders’ equity.
(c)	Including 149,529,818 treasury shares deducted from consolidated shareholders’ equity.
(d)	Including 63,702,529 treasury shares deducted from consolidated shareholders’ equity.

Capital increase reserved for employees

The Extraordinary Shareholders’ Meeting (“ESM”) of May 23, 2025, in its fifteenth resolution, granted the authority to the Board of Directors to carry out, a capital increase, in one or more occasions within a maximum period of 26 months, reserved to members (employees and retirees) of a company or group savings plan (“ESOP”).

F-50	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

In fiscal year 2025, the Board of Directors of September 24, 2025, by virtue of the fifteenth resolution above-mentioned, decided to proceed with a capital increase reserved for employees and retirees within the limit of 18 million shares with immediate dividend rights and has granted all powers to the Chairman and Chief Executive Officer to determine the opening and closing dates of the subscription period and the subscription price. This capital increase is expected to be completed after the Shareholders’ Meeting of May 29, 2026.

During the fiscal years 2025, 2024 and 2023, the Corporation completed the following ESOP, which terms are set out below:

Fiscal year	2025	2024	2023
Date of the ESOP	June 10, 2025	June 6, 2024	June 7, 2023
By virtue of	22nd resolution of the ESM of May 24, 2024	16th resolution of the ESM of May 26, 2023	22nd resolution of the ESM of May 25, 2022
Subscriptions
Number of shares subscribed	10,572,824	10,251,337	7,760,062
Subscription price	42.50 euros	46.90 euros	45.60 euros
Free shares
Number of shares granted	576,229	581,850	242,093

Treasury shares

Accounting principles

Treasury shares held by TotalEnergies SE, or by its subsidiaries are deducted from consolidated shareholders' equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.

Number of treasury shares held by TotalEnergies SE

As of December 31,	2025	2024	2023
Number of treasury shares held by TotalEnergies SE	63,702,529	149,529,818	60,543,213
Percentage of share capital	2.89%	6.24%	2.51%

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

As of December 31, 2025, paid-in surplus relating to TotalEnergies SE amounted to €12,253 million (€23,345 million as of December 31, 2024 and €24,385 million as of December 31, 2023).

Reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of TotalEnergies SE would be taxed for an approximate amount of $293 million as of December 31, 2025 ($234 million as of December 31, 2024 and $234 million as of December 31, 2023) due to additional corporation tax applied on regulatory reserves so that they become distributable.

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

Form 20-F 2025 TotalEnergies	F-51

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

The variation of both weighted-average number of shares and weighted-average number of diluted shares, as of December 31, respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2025	2024	2023
Number of shares as of January 1,	2,397,679,661	2,412,251,835	2,619,131,285
TotalEnergies shares held by TotalEnergies SE or by its subsidiaries and deducted from shareholders' equity	(149,529,818)	(60,543,213)	(137,187,667)
Evolution of the number of shares during the financial year pro-rated
Final grant of TotalEnergies performance shares	5,179,418	4,041,839	5,378,956
Capital increase reserved for employees (a)	6,504,238	6,322,466	4,671,946
Capital increase as payment of the scrip dividend	–	–	–
Buyback of TotalEnergies treasury shares including:	(68,432,849)	(64,051,218)	(74,633,216)
Shares repurchased during the fiscal year to cancel the dilution caused by the scrip dividend payment and within the framework of the share buyback program	(65,408,275)	(56,849,392)	(72,985,133)
Shares repurchased during the fiscal year to cover for the performance share plans	(3,024,574)	(7,201,826)	(1,648,083)
WEIGHTED-AVERAGE NUMBER OF SHARES	2,191,400,651	2,298,021,710	2,417,361,304
Dilutive effect
Grant of TotalEnergies performance shares	21,029,751	14,553,688	14,354,523
Capital increase reserved for employees(a)	1,920,015	1,985,324	2,051,751
WEIGHTED-AVERAGE NUMBER OF DILUTED SHARES AS OF DECEMBER 31,	2,214,350,417	2,314,560,722	2,433,767,578

(a)    Including the shares granted in consideration to the deferred contribution pursuant to the capital increase reserved for employees.

Earnings per share in euros

The earnings per share in euros, converted from the earnings per share in dollars, by using the average exchange rate euro/dollar, is €5.17 per share for 2025 closing (€6.23 for 2024 closing). The fully-diluted earnings per share calculated by using the same method is €5.12 per share for 2025 closing (€6.18 for 2024 closing).

Dividend

On February 10, 2026, the Board of Directors after approving the financial statements for fiscal year 2025, decided to propose to the Shareholders’ Meeting on May 29, 2026 the distribution of an ordinary €3.40 dividend per share for fiscal year 2025. Subject to the Shareholders’ decision, considering the first three interim dividends already decided by the Board of Directors, the final ordinary dividend for the fiscal year 2025 will be €0.85 per share.

2025 Dividend	First interim	Second interim	Third interim	Final
EUR amount (Euronext share)	€0.85	€0.85	€0.85	€0.85
USD amount (NYSE share)	–	$0.987785	Set on April 16, 2026	Set on July 15, 2026
Set date	April 29, 2025	July 23, 2025	October 29, 2025	February 10, 2026
Ex-dividend date Euronext and NYSE (starting 2nd interim)	October 1, 2025	December 31, 2025	March 31, 2026	June 30, 2026
Payment date Euronext	October 3, 2025	January 5, 2026	April 2, 2026	July 2, 2026
Payment date NYSE	–	January 23, 2026	April 23, 2026	July 22, 2026

Issuances and reimbursement of perpetual subordinated notes

As of December 31, 2025, the amount of perpetual subordinated notes booked in TotalEnergies shareholders' equity is $10,994 million. The coupons attributable to the holders of these securities are recognized as a deduction from TotalEnergies shareholders' equity for an amount of $320 million for fiscal year 2025. The tax deduction due to these coupons is booked in the statement of income.

Based on their characteristics (mainly no mandatory repayment and no obligation to pay a coupon except under certain circumstances specified into the documentation of the notes) and in compliance with IAS 32 standard – Financial instruments - Presentation, these notes were recorded in equity.

F-52	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

Over the year 2025, TotalEnergies SE has fully redeemed on February 26, 2025 the residual nominal amount of €1,082 million of perpetual deeply subordinated notes carrying a coupon of 2.625%, issued in February 2015, at first call date. This issuance had already been the subject of a partial buyback offer for an amount of €1,418 million on November 22, 2024.

Summary of the perpetual deeply subordinated notes of TotalEnergies SE:

Perpetual deeply subordinated notes issues by TotalEnergies SE				Outstanding amount in M€ as of:
Date	Amount issued (M€)	Coupon (%)	First call date	December 31, 2025	December 31, 2024	December 31, 2023
November 19, 2024	1,250	4.120%	February 19, 2030	1,250	1,250	–
	1,250	4.500%	November 19, 2034	1,250	1,250	–
January 17, 2022	750	3.250%	January 17, 2037	750	750	750
	1,000	2.000%	April 17, 2027	1,000	1,000	1,000
January 25, 2021	1,500	2.125%	January 25, 2033	1,500	1,500	1,500
	1,500	1.625%	January 25, 2028	1,500	1,500	1,500
September 4, 2020	1,000	2.000%	September 4, 2030	1,000	1,000	1,000
April 4, 2019	1,500	1.750%	April 4, 2024	–	–	1,500
October 6, 2016	1,500	3.369%	October 6, 2026	1,500	1,500	1,500
	1,000	2.708%	May 5, 2023	–	–	–
February 26, 2015	2,500	2.625%	February 26, 2025	–	1,082	2,500
TOTAL				9,750	10,832	11,250

Other comprehensive income

Detail of other comprehensive income showing both items potentially reclassifiable and those not potentially reclassifiable from equity to net income is presented in the table below:

For the year ended December 31,
(M$)	2025	2024	2023
Actuarial gains and losses	42	20	(114)
Change in fair value of investments in equity instruments	(193)	144	(11)
Tax effect	51	46	(11)
Currency translation adjustment generated by the parent company	8,737	(4,163)	2,573
Sub-total items not potentially reclassifiable to profit & loss	8,637	(3,953)	2,437
Currency translation adjustment	(7,072)	2,759	(3,277)
– Unrealized gain/(loss) of the period	(7,084)	2,879	(2,524)
– Less gain/(loss) included in net income	(12)	120	753
Cash flow hedge	(1,060)	3,119	2,898
– Unrealized gain/(loss) of the period	(1,709)	188	3,155
– Less gain/(loss) included in net income	(649)	(2,931)	257
Variation of foreign currency basis spread	22	(32)	(11)
– Unrealized gain/(loss) of the period	8	(50)	(37)
– Less gain/(loss) included in net income	(14)	(18)	(26)
Share of other comprehensive income of equity affiliates, net amount	(484)	(246)	(208)
– Unrealized gain/(loss) of the period	(460)	(294)	(194)
– Less gain/(loss) included in net income	24	(48)	14
Other	8	1	(2)
Tax effect	255	(814)	(730)
Sub-total items potentially reclassifiable to profit & loss	(8,331)	4,787	(1,330)
TOTAL OTHER COMPREHENSIVE INCOME, NET AMOUNT	306	834	1,107

The currency translation adjustment by currency is detailed in the following table:

As of December 31, 2025			Pound	Other
(M$)	Total	Euro	sterling	currencies
Parent company	8,737	8,737	–	–
Affiliates	(7,072)	(7,540)	240	228
Equity affiliates	(363)	(476)	(12)	125
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	1,302	721	228	353

Form 20-F 2025 TotalEnergies	F-53

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

As of December 31, 2024			Pound	Other
(M$)	Total	Euro	sterling	currencies
Parent company	(4,163)	(4,163)	–	–
Affiliates	2,759	3,238	(86)	(383)
Equity affiliates	(205)	211	(1)	(415)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(1,609)	(714)	(87)	(798)

As of December 31, 2023			Pound	Other
(M$)	Total	Euro	sterling	currencies
Parent company	2,573	2,573	–	–
Affiliates	(3,277)	(3,174)	186	(289)
Equity affiliates	(179)	(107)	(9)	(63)
TOTAL CURRENCY TRANSLATION ADJUSTMENT RECOGNIZED IN COMPREHENSIVE INCOME	(883)	(708)	177	(352)

Tax effects relating to each component of other comprehensive income are as follows:

	2025			2024			2023
For the year ended December 31,	Pre-tax	Tax	Net	Pre-tax	Tax	Net	Pre-tax	Tax	Net
(M$)	amount	effect	amount	amount	effect	amount	amount	effect	amount
Actuarial gains and losses	42	29	71	20	76	96	(114)	(10)	(124)
Change in fair value of investments in equity instruments	(193)	22	(171)	144	(30)	114	(11)	(1)	(12)
Currency translation adjustment generated by the parent company	8,737	–	8,737	(4,163)	–	(4,163)	2,573	–	2,573
Sub-total items not potentially reclassifiable to profit & loss	8,586	51	8,637	(3,999)	46	(3,953)	2,448	(11)	2,437
Currency translation adjustment	(7,072)	–	(7,072)	2,759	–	2,759	(3,277)	–	(3,277)
Cash flow hedge	(1,060)	261	(799)	3,119	(822)	2,297	2,898	(733)	2,165
Variation of foreign currency basis spread	22	(6)	16	(32)	8	(24)	(11)	3	(8)
Share of other comprehensive income of equity affiliates, net amount	(484)	–	(484)	(246)	–	(246)	(208)	–	(208)
Other	8	–	8	1	–	1	(2)	–	(2)
Sub-total items potentially reclassifiable to profit & loss	(8,586)	255	(8,331)	5,601	(814)	4,787	(600)	(730)	(1,330)
TOTAL OTHER COMPREHENSIVE INCOME	–	306	306	1,602	(768)	834	1,848	(741)	1,107

Non-controlling interests

As of December 31, 2025, the subsidiaries with the most significant non-controlling interests are TotalEnergies Australia Unit Trust, TotalEnergies EP Gabon, TotalEnergies EP Congo and AzurVista Resources Pte. Ltd.

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

F-54	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 9

A.  TotalEnergies’ performance share plans

	2020	2021	2022	2023 (a)	2024	2025		Total
Date of the Shareholders’ Meeting	6/1/2018	6/1/2018	5/28/2021	5/26/2023	5/24/2024	5/24/2024
Award date	3/18/2020	5/28/2021	3/16/2022	5/26/2023	5/24/2024	3/19/2025
Date of the final award (end of the vesting period)	3/20/2023	5/29/2024	3/17/2025	5/27/2026	5/24/2027	3/20/2028
Transfer authorized as from	3/21/2025	5/30/2026	3/17/2025	5/27/2026	5/24/2027	3/20/2028
Grant date IFRS 2 fair value	12.40	€27.40	€37.22	€46.24	€55.83	€48.23	€
Number of performance shares
Outstanding as of January 1, 2023	6,574,961	6,661,580	7,320,181	–	–	–		20,556,722
Notified	–	–	–	7,985,203	–	–		7,985,203
Cancelled	(128,577)	(98,291)	(86,348)	(42,040)	–	–		(355,256)
Finally granted	(6,446,384)	(5,250)	(5,568)	(190)	–	–		(6,457,392)
Outstanding as of January 1, 2024	–	6,558,039	7,228,265	7,942,973	–	–		21,729,277
Notified	–	–	–	–	7,775,722	–		7,775,722
Cancelled	–	(498,045)	(77,209)	(61,731)	(12,871)	–		(649,856)
Finally granted	–	(6,059,994)	(2,811)	(3,134)	–	–		(6,065,939)
Outstanding as of January 1, 2025	–	–	7,148,245	7,878,108	7,762,851	–		22,789,204
Notified	–	–	–	–	–	9,190,018		9,190,018
Cancelled	–	–	(937,957)	(127,154)	(83,775)	(70,975)		(1,219,861)
Finally granted	–	–	(6,210,288)	(2,580)	(2,831)	(243)		(6,215,942)
OUTSTANDING AS OF DECEMBER 31, 2025	–	–	–	7,748,374	7,676,245	9,118,800		24,543,419

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

The performance shares, which are bought back by TotalEnergies SE on the market, are finally granted to their beneficiaries after a 3-year vesting period, from the date of the grant. The final grant is subject to a continued employment condition as well as:

-	four performance conditions for the 2020 Plan and
-	five performance conditions for the plans after the 2020 Plan.

Moreover, the transfer of the performance shares finally granted under the 2020 to 2021 Plans will not be permitted until the end of a 2-year holding period from the date of the final grant.

2025 Plan

The Board of Directors granted performance shares, on March 19, 2025, to certain employees and executive directors of TotalEnergies SE or its subsidiaries, subject to the fulfilment of the continued employment condition of three years and five performance conditions.

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

The applicable performance conditions are as follows:

-

for 25% of the shares, the Corporation will be ranked against its peers (ExxonMobil, Shell, BP and Chevron) during the three vesting years (2025, 2026 and 2027) based on the Total Shareholder Return (“TSR”) of the year in question, the dividend being considered reinvested;

-

for 25% of the shares, the Corporation will be ranked against its peers (ExxonMobil, Shell, BP and Chevron) based on the annual variation in net cash flow per share criterion expressed in dollars during the three vesting years (2025, 2026 and 2027);

-

for 20% of the shares, the level reached by the pre-dividend organic cash breakeven in view of the objective set for the three vesting years (2025, 2026 and 2027). The pre-dividend organic cash breakeven is defined as the Brent price for which the operating cash flow before working capital changes (MBA) covers the organic investments[1]. The ability of the Company to resist to the variations of the Brent barrel price is measured by this parameter;

-	for 15% of the shares, the change in methane emissions on operated facilities in relation to the achievement of the target to reduce methane emissions set for 2027;
-

for 15% of the shares, the criterion of the lifecycle carbon intensity of energy products sold to the Company's customers in relation to the achievement of the target to reduce this intensity set for 2027.

1 Organic investments: net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

Form 20-F 2025 TotalEnergies	F-55

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 9

B.  Other TotalEnergies share plan

Worldwide Plan 2024

	2024
Date of the Shareholders’ Meeting	5/26/2023
Award date	5/23/2024
Date of the final award (end of the vesting period)	5/24/2029
Transfer authorized as from	5/24/2029
Grant date IFRS 2 fair value	47.94	€
Number of performance shares
Outstanding as of January 1, 2024	–
Notified	10,666,900
Cancelled	(337,500)
Finally granted(a)	–
Outstanding as of January 1, 2025	10,329,400
Notified	–
Cancelled	(742,000)
Finally granted(a)	(4,400)
Outstanding as of December 31, 2025	9,583,000

(a)Final grant following the death of the beneficiary of the shares.

At its meeting on May 23, 2024, the Board of Directors decided to grant 100 shares of the Company to each employee and executive director (excluding the Chairman and CEO) of TotalEnergies SE or its subsidiaries, subject to the fulfilment of the continued employment condition of five years.

C.  Share-based payment expense

Share-based payment expense before tax was broken down as follows:

As of December 31,
(M$)	2025	2024	2023
TotalEnergies performance shares plans	377	287	217
TotalEnergies world shares plans	93	54	–
Capital increase reserved for employees	115	215	74
TOTAL	585	556	291

The main assumptions used for the valuation of the cost of the capital increase reserved for employees in 2025 were the following:

For the year ended December 31,	2025
Date of the Board of Directors meeting that decided the issue	October 30, 2024
Reference price (€) (a)	53.02
Subscription price (€) (b)	42.50
Number of shares issued (in millions) (c)	11.10
(a)

Average of the closing prices of the TotalEnergies shares over the twenty trading sessions preceding April 29, 2025, being the date of the Chairman and CEO’s decision setting the opening date of the subscription period and the subscription price.

(b)	Reference price, reduced by a 20% discount and rounded off to the highest tenth of a euro.
(c)	Including the free shares issued.

F-56	TotalEnergies Form 20-F 2025

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

The net periodic pension cost is recognized under “Other operating expenses”.

Liabilities for employee benefits obligations consist of the following:

As of December 31,
(M$)	2025	2024	2023
Pension benefits liabilities	1,529	1,290	1,453
Other benefits liabilities	423	411	468
Restructuring reserves (early retirement plans)	66	52	72
TOTAL	2,018	1,753	1,993
Net liabilities relating to assets held for sale	–	–	–

Description of plans and risk management

TotalEnergies operates, for the benefit of its current and former employees, both defined benefit plans and defined contribution plans.

TotalEnergies recognized a charge of $217 million for defined contribution plans in 2025 ($175 million in 2024 and $167 million in 2023).

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

In order to manage the inherent risks, TotalEnergies has implemented a dedicated governance framework to ensure the supervision of the different plans. These governance rules provide for:

-	TotalEnergies’ representation in key governance bodies or monitoring committees;
-	the principles of the funding policy;
-	the general investment policy, including for most plans:
-	the establishment of a monitoring committee to define and follow the investment strategy and performance,
-	the principles to be respected in term of investment allocation.
-	a procedure to approve the establishment of new plans or the amendment of existing plans;
-	the principles of administration, communication and reporting.

Form 20-F 2025 TotalEnergies	F-57

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 10

Change in benefit obligations and plan assets

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

As of December 31,	Pension benefits			Other benefits
(M$)	2025	2024	2023	2025	2024	2023
Change in benefit obligation
Benefit obligation at beginning of year	8,176	8,847	8,267	411	468	467
Current service cost	212	191	178	10	8	12
Interest cost	369	328	355	16	19	20
Past service cost	(32)	60	47	–	(0)	–
Settlements	2	(55)	2	–	–	–
Plan participants’ contributions	28	26	23	–	–	–
Benefits paid	(635)	(538)	(563)	(22)	(26)	(24)
Actuarial losses / (gains)	12	(277)	393	(35)	(30)	(6)
Foreign currency translation and other	799	(406)	146	43	(28)	(1)
Benefit obligation at year-end	8,931	8,176	8,847	423	411	468
Of which plans entirely or partially funded	8,268	7,689	8,392	–	–	–
Of which plans not funded	663	487	455	423	411	468
Change in fair value of plan assets
Fair value of plan assets at beginning of year	(7,073)	(7,768)	(7,306)	–	–	–
Interest income	(332)	(313)	(332)	–	–	–
Actuarial losses / (gains)(a)	(19)	288	(272)	–	–	–
Settlements	–	57	–	–	–	–
Plan participants’ contributions	(28)	(26)	(23)	–	–	–
Employer contributions	(181)	(163)	(254)	–	–	–
Benefits paid	578	497	523	–	–	–
Foreign currency translation and other	(692)	355	(104)	–	–	–
Fair value of plan assets at year-end	(7,747)	(7,073)	(7,768)	–	–	–
(FUNDED) UNFUNDED STATUS	1,184	1,103	1,079	423	411	468
Asset ceiling	57	33	44	–	–	–
(ASSETS) LIABILITIES NET RECOGNIZED AMOUNT	1,241	1,136	1,123	423	411	468
Pension benefits and other benefits liabilities	1,529	1,290	1,453	423	411	468
Other non-current assets	(288)	(154)	(330)	–	–	–
Net benefit liabilities relating to assets held for sale	–	–	–	–	–	–

(a)The amount for 2025 includes an adjustment of $(14) million related to asset ceiling, which impacts the net position (liabilities – assets).

As of December 31, 2025, the contribution from the main geographical areas for the net pension liability in the balance sheet is: 79% for the Euro area, 8% for the United States and 2% for the United Kingdom.

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

The amounts recognized in the consolidated income statement and the consolidated statement of comprehensive income for defined benefit plans are detailed as follows:

For the year ended December 31,	Pension benefits			Other benefits
(M$)	2025	2024	2023	2025	2024	2023
Current service cost	212	191	178	10	8	12
Past service cost	(32)	60	47	–	(0)	–
Settlements	2	2	2	–	–	–
Net interest cost	41	21	28	16	19	20
Benefit amounts recognized on profit and loss	223	274	255	26	27	32
- Actuarial (gains) / losses
- Effect of changes in demographic assumptions	(6)	(69)	4	(2)	(4)	(8)
- Effect of changes in financial assumptions	(122)	(425)	188	(13)	(24)	(7)
- Effect of experience adjustments	143	217	204	(20)	(2)	8
- Actual return on plan assets	(36)	303	(272)	–	–	–
- Effect of asset ceiling	14	(16)	(3)	–	–	–
Benefit amounts recognized on other of consolidated statement of comprehensive income	(7)	11	121	(35)	(30)	(6)
TOTAL BENEFIT AMOUNTS RECOGNIZED ON COMPREHENSIVE INCOME	216	284	376	(9)	(3)	25

F-58	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 10

Expected future cash outflows

The average duration of accrued benefits is approximately 10 years for defined pension benefits and 14 years for other benefits. TotalEnergies expects to pay contributions of $119 million in respect of funded pension plans in 2026.

Estimated future benefits either financed from plan assets or directly paid by the employer are detailed as follows:

Estimated future payments
(M$)	Pension benefits	Other benefits
2026	607	23
2027	630	23
2028	648	22
2029	635	22
2030	613	23
2031-2035	3,548	112

Type of assets

Asset allocation	Pension benefits
as of December 31,	2025	2024	2023
Equity securities	18%	17%	27%
Debt securities	43%	44%	47%
Monetary	2%	2%	2%
Annuity contracts	31%	32%	17%
Real estate	6%	5%	7%

Investments on equity and debt markets are quoted on active markets.

Main actuarial assumptions and sensitivity analysis

Assumptions used to determine benefits obligations:

	Pension benefits			Other benefits
As of December 31,	2025	2024	2023	2025	2024	2023
Discount rate (weighted average for all regions)	4.40%	4.30%	3.89%	4.47%	4.17%	4.26%
of which Euro zone	3.72%	3.49%	3.27%	3.67%	3.41%	3.30%
of which United States	4.75%	5.00%	4.50%	5.00%	5.00%	4.50%
of which United Kingdom	5.50%	5.50%	4.50%	–	–	–
Inflation rate (weighted average for all regions)	2.53%	2.54%	2.49%	–	–	–
of which Euro zone	2.00%	1.98%	2.24%	–	–	–
of which United States	2.50%	2.50%	2.50%	–	–	–
of which United Kingdom	3.00%	3.25%	3.00%	–	–	–

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

(M$)	0.5 pt Increase	0.5 pt Decrease
Benefit obligation as of December 31, 2025	(453)	488

A 0.5 point increase or decrease in inflation rates – all other things being equal - would have the following approximate impact on the benefit obligation:

(M$)	0.5 pt Increase	0.5 pt Decrease
Benefit obligation as of December 31, 2025	258	(251)

Form 20-F 2025 TotalEnergies	F-59

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 10

10.2 Payroll and staff

For the year ended December 31,	2025	2024	2023
Personnel expenses (M$)
Wages and salaries (including social charges)	9,973	9,460	9,210
TotalEnergies employees at December 31,
France (DROM COM includ.)
● Management	15,067	15,101	14,675
● Other	20,357	20,779	20,831
International
● Management	20,504	20,318	19,470
● Other	45,585	46,689	47,603
TOTAL	101,513	102,887	102,579

The number of employees includes only employees of fully consolidated subsidiaries.

F-60	TotalEnergies Form 20-F 2025

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

Income taxes are detailed as follows:

For the year ended December 31,
(M$)	2025	2024	2023
Current income taxes	(8,785)	(10,212)	(12,745)
Deferred income taxes	(307)	(563)	(556)
TOTAL INCOME TAXES	(9,092)	(10,775)	(13,301)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances are as follows:

As of December 31,
(M$)	2025	2024	2023
Net operating losses and tax carry forwards	3,349	3,324	3,098
Employee benefits	500	436	415
Other temporary non-deductible provisions	6,693	6,886	7,569
Differences in depreciations	(15,687)	(15,003)	(15,443)
Other temporary tax deductions	(4,131)	(4,555)	(3,909)
NET DEFERRED TAX LIABILITY	(9,276)	(8,912)	(8,270)

The reserves of TotalEnergies subsidiaries that would be taxable if distributed but for which no distribution is planned, and for which no deferred tax liability has therefore been recognized, totaled $4,271 million as of December 31, 2025.

Deferred tax assets not recognized as of December 31, 2025, amount to $2,899 million as their future recovery was not regarded as probable given the expected results of the entities, particularly in the Exploration & Production segment, when the affiliate or the field concerned is in its exploration phase, the net operating losses created during this phase will be useable only if a final investment and development decision is made. Accordingly, the time limit for the utilization of those net operating losses is not known.

Deferred tax assets not recognized relate notably to France for an amount of $1,153 million, Namibia for an amount of $315 million and Australia for an amount of $201 million.

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31,
(M$)	2025	2024	2023
Deferred tax assets	3,358	3,202	3,418
Deferred tax liabilities	(12,634)	(12,114)	(11,688)
NET AMOUNT	(9,276)	(8,912)	(8,270)

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31,
(M$)	2025	2024	2023
Opening balance	(8,912)	(8,270)	(5,972)
Deferred tax on income	(307)	(563)	(556)
Deferred tax on shareholders’ equity (a)	306	(768)	(741)
Changes in scope of consolidation and others	(75)	388	(1,102)
Currency translation adjustment	(288)	301	101
CLOSING BALANCE	(9,276)	(8,912)	(8,270)
(a)

This amount includes mainly deferred taxes on actuarial gains and losses, current income taxes and deferred taxes for changes in fair value of investments in equity instruments, as well as deferred taxes related to the cash flow hedge (refer to Note 9 to the Consolidated Financial Statements).

Form 20-F 2025 TotalEnergies	F-61

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 11

Reconciliation between provision for income taxes and pre-tax income

For the year ended December 31,
(M$)	2025	2024	2023
Consolidated net income	13,357	16,031	21,510
Income taxes	9,092	10,775	13,301
Pre-tax income	22,449	26,806	34,811
French statutory tax rate	25.83%	25.83%	25.83%
Theoretical tax charge	(5,799)	(6,924)	(8,992)
Difference between French and foreign income tax rates	(5,143)	(5,554)	(5,925)
Tax effect of equity affiliates’ income (loss)	660	408	477
Permanent differences	1,271	890	800
Adjustments on prior years income taxes	221	109	54
Adjustments on deferred tax related to changes in tax rates	(91)	(35)	216
Variation of deferred tax assets not recognized	(211)	331	69
INCOME TAXES IN THE STATEMENT OF INCOME	(9,092)	(10,775)	(13,301)

The French statutory tax rate includes the standard corporate tax rate (25%), increased by the additional contribution that bring the overall tax rate to 25.83% in 2025 (as in 2024 and 2023).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities.

The international tax reform Pillar 2, applicable in France from January 1, 2024, introduces a minimum tax rate of 15% on the profits of companies in each of their operating countries. Given the high tax rates in the Company's operating countries and the increases in countries with lower rates, the application of this minimum tax will not result in the payment of additional tax for 2025, as for 2024.

Schedule of losses and tax credits carried forward

TotalEnergies has deferred tax assets related to losses and carried forward tax credits which expire according to the following years:

As of December 31,
(M$)	2025	2024	2023
2024			2
2025		2	2
2026	5	5	8
2027	6	4	3
2028(a)	6	5	1,201
2029(b)	4	216
2030 and after	560
Unlimited	2,768	3,092	1,882
TOTAL	3,349	3,324	3,098

(a)	2028 and after for 2023.
(b)	2029 and after for 2024.

As of December 31, 2025 the schedule of deferred tax assets related to carried forward tax credits on net operating losses for the main countries is as follows:

	Tax
As of December 31, 2025	United
(M$)	States	France	Australia
2026
2027
2028
2029
2030 and after	455	6
Unlimited	575	993	571
TOTAL	1,030	999	571

F-62	TotalEnergies Form 20-F 2025

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

As of December 31,
(M$)	2025	2024	2023
Litigations and accrued penalty claims	366	384	476
Provisions for environmental contingencies	544	611	750
Asset retirement obligations	9,262	11,359	11,585
Other non-current provisions	3,316	3,032	3,588
of which restructuring activities	134	124	228
of which financial risks related to non-consolidated and equity accounted for affiliates	1,720	1,694	1,708
Other non-current liabilities	3,834	4,486	4,858
TOTAL	17,322	19,872	21,257

In 2025, litigation reserves amount to $366 million of which $241 million in the Exploration & Production, notably in Brazil, Angola and United States, and $58 million in Refining & Chemicals.

In 2024, litigation reserves amounted to $384 million of which $187 million in the Exploration & Production, notably in Brazil, Bolivia and Angola, and $93 million in Integrated Power.

In 2023, litigation reserves amounted to $476 million of which $276 million in the Exploration & Production, notably in Brazil, Bolivia and Angola, and $91 million in Refining & Chemicals.

Other non-current liabilities mainly include debts whose maturity is more than one year related to fixed assets acquisitions.

Changes in provisions and other non-current liabilities

Changes in provisions and other non-current liabilities are as follows:

				Currency
	As of			translation		As of
(M$)	January, 1	Allowances	Reversals	adjustment	Other	December, 31
2025	19,872	1,492	(1,346)	683	(3,379)	17,322
of which provisions for financial risks		43	(24)
of which asset retirement obligations		589	(612)
of which provisions for environmental contingencies		22	(120)
of which provisions for restructuring of activities		35	(40)
2024	21,257	1,056	(1,538)	(419)	(484)	19,872
of which provisions for financial risks		20	(16)
of which asset retirement obligations		568	(464)
of which provisions for environmental contingencies		65	(183)
of which provisions for restructuring of activities		15	(103)
2023	21,402	1,269	(1,315)	212	(311)	21,257
of which provisions for financial risks		18	(29)
of which asset retirement obligations		524	(339)
of which provisions for environmental contingencies		117	(158)
of which provisions for restructuring of activities		69	(138)

Form 20-F 2025 TotalEnergies	F-63

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

The discount rate used for the valuation of asset retirement obligation is 5% in 2025 as in 2024 and 2023 (the expenses are estimated at current currency values with an inflation rate of 2% in 2025 as in 2024 and 2023).

A decrease of 0.5 point of this rate would increase the asset retirement obligation by $770 million, with a corresponding impact in tangible assets, and with a negative impact of approximately $44 million on the following years net income. Conversely, an increase of 0.5 point would lead to a decrease in asset retirement obligation by $693 million, with a corresponding impact in tangible assets, and with a positive impact of approximately $41 million on the following years net income.

Changes in the asset retirement obligation are as follows:

					Spending on	Currency
	As of		Revision in	New	existing	translation			As of
(M$)	January 1,	Accretion	estimates	obligations	obligations	adjustment	Other		December 31,
2025	11,359	589	309	141	(612)	404	(2,928)	(a)	9,262
2024	11,585	568	155	200	(464)	(249)	(436)		11,359
2023	13,110	524	(1,499)	108	(339)	101	(420)		11,585

(a)	Including $(2,754) million corresponding to the impact of reclassifications under ‘Liabilities directly associated with the assets classified as held for sale'.

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

MOZAMBIQUE

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, the TotalEnergies company has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led the Company, as operator of Mozambique LNG project, to declare force majeure which was lifted end of 2025 paving the way for the project to resume.

LEGAL AND ARBITRATION PROCEEDINGS

-DISPUTES RELATING TO CLIMATE

In France, TotalEnergies SE was summoned in January 2020 before Nanterre’s Civil Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5 °C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company’s activities and its product utilization by third parties and in order to obtain an injunction ordering the Corporation to cease exploration and exploitation of new oil or gas fields, to reduce its oil and gas production by 2030 and 2050, and to reduce its net direct and indirect CO2 emissions by 40% in 2040 compared with 2019. This action was declared inadmissible on July 6, 2023, by the Paris Civil Court of Justice to which the case was transferred following a new procedural law. Following the appeal filed by the claimants, the Paris Court of Appeal, in a judgment of June 18, 2024, considered the action initiated admissible in particular on the basis of the law on the duty of vigilance transferring the case for trial on the merits before the Paris Civil Court of Justice, while strucking out 17 of the 22 applicants as well as declining to awards any provisional measures. TotalEnergies SE considers that it has fulfilled its obligations under the French law on the vigilance duty. A new action against the Corporation, with similar requests for injunction, has started in March 2024 before the commercial court of Tournai in Belgium.

Some associations in France brought civil and criminal actions against TotalEnergies SE, with the purpose of proving that since May 2021 – after the change of name of TotalEnergies – the Corporation’s corporate communication and its publicity campaign contain environmental claims that are either false or misleading for the consumer. By decision dated October 23, 2025, the Paris Judicial Court ruled that the Corporation’s institutional communication of an informational nature did not fall under the Consumer Code or the scope of misleading commercial practices. The claims concerning the communication campaign related to its name change in 2021, as well as those targeting its institutional communication on the role of natural gas and biofuels in the energy transition, were all dismissed. No “advertising” by TotalEnergies' subsidiaries in France was condemned by the court. However, the court requested the removal of three paragraphs relating to carbon neutrality ambitions from the website of its commercial subsidiary TotalEnergies Electricité et Gaz France intended for customers. Neither party appealed the ruling.

F-64	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 12

In France, on July 4, 2023, nine shareholders (two companies and 7 individuals holding a small number of the Corporation’s shares) brought an action against the Corporation before the Nanterre Commercial Court, seeking the annulment of resolution no. 3 passed by the Corporation’s Annual Shareholders’ Meeting on May 26, 2023, recording the results for fiscal year 2022 and setting the amount of the dividend to be distributed for fiscal year 2022. The plaintiffs essentially allege an insufficient provision for impairment of TotalEnergies’ assets in the financial statements for the fiscal year 2022, due to the insufficient consideration of future risks and costs related to the consequences of greenhouse gas emissions emitted by its customers (scope 3) and carbon cost assumptions presented as too low. The claimants request for annulment of the shareholders’ meeting resolution has been dismissed on September 25, 2025, for lack of interest during a preliminary procedural phase. They have appealed this judgment.

In the United States, the Corporation and several of its US subsidiaries of were summoned, amongst many other companies and professional associations, in several "climate litigation" cases, seeking to establish legal liability for past greenhouse gas emissions, and to compensate plaintiff public authorities, in particular for resulting adaptation costs. The Company considers that the courts lack jurisdiction, that it has many arguments to put forward, and considers also that the past and present behavior of the Company does not constitute a fault susceptible to give rise to liability.

-	MOZAMBIQUE

In France, victims and heirs of deceased persons filed a complaint against TotalEnergies SE in October 2023 with the Nanterre Prosecutor, following the events perpetrated by terrorists in the city of Palma in March 2021. This complaint would allege that the Corporation is liable for “unvoluntary manslaughter” and, “failure to assist people in danger”. The Corporation considers these accusations as unfounded in both law and fact2.

-	KAZAKHSTAN

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

2 Refer to the press release published by the Company on October 11, 2023 contesting the accusations.

Form 20-F 2025 TotalEnergies	F-65

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

Note 13 Off-balance sheet commitments and lease contracts

13.1 OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

	Maturity and installments
As of December 31, 2025		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	38,953	–	13,097	25,856
Current portion of non-current debt obligations net of hedging instruments (Note 15)	2,677	2,677	–	–
Lease obligations (Note 13.2)	9,927	1,876	3,782	4,269
Asset retirement obligations (Note 12)	9,262	504	1,238	7,520
Contractual obligations recorded in the balance sheet	60,819	5,057	18,117	37,645
Lease obligations for low value assets, short term contracts or not yet commenced (Note 13.2)	3,168	861	1,743	564
Purchase obligations	198,957	13,026	50,521	135,410
Contractual obligations not recorded in the balance sheet	202,125	13,887	52,264	135,974
TOTAL OF CONTRACTUAL OBLIGATIONS	262,944	18,944	70,381	173,619
Guarantees given to customs authorities	2,146	2,056	5	85
Guarantees given on borrowings	27,653	146	18,212	9,295
Guarantees related to sales of businesses	321	168	153	–
Guarantees of current liabilities	243	223	6	14
Guarantees to customers / suppliers	29,685	8,388	6,394	14,903
Letters of credit	4,308	4,102	179	27
Other operating commitments	19,153	6,013	2,037	11,103
TOTAL OF OTHER COMMITMENTS GIVEN	83,509	21,096	26,986	35,427
Assets received as collateral (security interests)	43	12	16	15
Sales obligations	115,446	9,588	51,780	54,078
Other commitments received	33,331	26,642	3,595	3,094
TOTAL OF COMMITMENTS RECEIVED	148,820	36,242	55,391	57,187
of which commitments given relating to joint ventures	33,915	378	12,304	21,233
of which commitments given relating to associates	65,185	169	14,562	50,454

	Maturity and installments
As of December 31, 2024		Less than 1	Between 1	More than 5
(M$)	Total	year	and 5 years	years
Non-current debt obligations net of hedging instruments (Note 15)	34,684	–	13,950	20,734
Current portion of non-current debt obligations net of hedging instruments (Note 15)	3,863	3,863	–	–
Lease obligations (Note 13.2)	9,917	2,095	3,893	3,929
Asset retirement obligations (Note 12)	11,359	524	1,588	9,247
Contractual obligations recorded in the balance sheet	59,823	6,482	19,431	33,910
Lease obligations for low value assets, short term contracts or not yet commenced (Note 13.2)	3,429	772	1,746	911
Purchase obligations	188,827	12,307	47,855	128,665
Contractual obligations not recorded in the balance sheet	192,256	13,079	49,601	129,576
TOTAL OF CONTRACTUAL OBLIGATIONS	252,079	19,561	69,032	163,486
Guarantees given to customs authorities	1,908	1,839	9	60
Guarantees given on borrowings	22,317	419	12,887	9,011
Guarantees related to sales of businesses	306	154	152	-
Guarantees of current liabilities	167	167	–	-
Guarantees to customers / suppliers	27,510	11,618	1,599	14,293
Letters of credit	3,974	3,767	189	18
Other operating commitments	19,093	6,198	818	12,077
TOTAL OF OTHER COMMITMENTS GIVEN	75,275	24,162	15,654	35,459
Assets received as collateral (security interests)	40	17	12	11
Sales obligations	116,850	10,743	55,870	50,237
Other commitments received	25,736	19,822	2,838	3,076
TOTAL OF COMMITMENTS RECEIVED	142,626	30,582	58,720	53,324
of which commitments given relating to joint ventures	35,755	87	12,267	23,401
of which commitments given relating to associates	90,221	674	21,074	68,473

F-66	TotalEnergies Form 20-F 2025

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

A.    Contractual obligations

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Non-current financial assets” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds and excludes non-current lease obligations of $8,051 million.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds and excludes the current portion of lease obligations of $1,876 million.

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

Form 20-F 2025 TotalEnergies	F-67

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

Guarantees given on borrowings

TotalEnergies guarantees bank debt and lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2025, the maturities of these guarantees are up to 2049.

As of December 31, 2025, the guarantees provided by TotalEnergies SE in connection with the financing of the Mozambique LNG project amount to $4,600 million as in 2024.

As of December 31, 2025, the guarantees provided by TotalEnergies SE in connection with the financing of the Ichthys LNG project amount to $3,914 million. As of December 31, 2024, the guarantees amounted to $4,022 million.

As of December 31, 2025, the guarantees provided by TotalEnergies SE in connection with the financing of the Yamal LNG project amount to $3,299 million. As of December 31, 2024, the guarantees amounted to $3,243 million.

As of December 31, 2025, the guarantees provided by TotalEnergies SE in connection with the financing of the Amiral project amount to $2,584 million as in 2024.

As of December 31, 2025, the guarantees provided by TotalEnergies Holdings in connection with the financing of the Oranje Wind (HKW) project, amount to $1,469 million. As of December 31, 2024 the guarantees amounted to $1,299 million.

As of December 31, 2025, the guarantees provided by TotalEnergies SE in connection with the financing of the Bayport Polymers LLC project, amount to $1,400 million as in 2024.

As of December 31, 2025, the guarantee provided by TotalEnergies SE in connection with the financing of the North Field South project, amount to $1,300 million.

As of December 31, 2025, the guarantees provided by TotalEnergies SE in connection with the financing of the EACOP project, amount to $1,245 million.

As of December 31, 2025, the guarantees provided by TotalEnergies SE in connection with the financing of the Arctic LNG2 project amount to $1,116 million. As of December 31, 2024, the guarantees amounted to $987 million.

As of December 31, 2025, TotalEnergies SE has confirmed guarantees for TotalEnergies Refining Saudi Arabia SAS shareholders' advances for an amount of $1,025 million as in 2024.

As of December 31, 2025, the guarantees provided by TotalEnergies Holdings in connection with the financing of the Rio Grande LNG project amount to $800 million as in 2024.

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

TotalEnergies mainly leases real estate, service stations, ships, and other equipment (refer to Note 7 to the Consolidated Financial Statements).

F-68	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 13

The future minimum lease payments on leases to which TotalEnergies is committed are as follows:

For the year ended December 31, 2025		Leases recorded in
(M$)	Exempted contracts	balance sheet
2026	861	2,616
2027	644	1,828
2028	449	1,430
2029	343	1,257
2030	306	1,056
2031 and beyond	565	6,793
Total minimum payments	3,168	14,980
Less financial expenses		(5,053)
Nominal value of contracts		9,927
Less current portion of lease contracts (Note 15)		(1,876)
Non-current lease liabilities		8,051

For the year ended December 31, 2024		Leases recorded in
(M$)	Exempted contracts	balance sheet
2025	772	2,713
2026	494	1,916
2027	497	1,414
2028	418	1,202
2029	337	1,086
2030 and beyond	911	6,215
Total minimum payments	3,429	14,546
Less financial expenses		(4,629)
Nominal value of contracts		9,917
Less current portion of lease contracts (Note 15)		(2,095)
Non-current lease liabilities		7,822

For the year ended December 31, 2023		Leases recorded in
(M$)	Exempted contracts	balance sheet
2024	643	2,473
2025	406	1,607
2026	249	1,384
2027	231	1,142
2028	163	1,007
2029 and beyond	529	6,188
Total minimum payments	2,221	13,801
Less financial expenses		(4,324)
Nominal value of contracts		9,477
Less current portion of lease contracts (Note 15)		(1,721)
Non-current lease liabilities		7,756

For the year ended December 31, 2025, rental expense recorded in the income statement and incurred under short term leases or low value assets leases and under variable lease payments is $417 million and $173 million, respectively.

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

Other information required on lease debts, notably their maturity, is presented in Note 15 to the Consolidated Financial Statements.

Form 20-F 2025 TotalEnergies	F-69

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14

Note 14 Financial assets and liabilities analysis per instrument class and strategy

The financial assets and liabilities disclosed in the balance sheet are detailed as follows:

As of December 31, 2025			Other
(M$)		Fair value through	comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	income	hedging instruments	Total	Fair value
Equity affiliates: loans	6,255	1,170	–	–	7,425	7,425
Other investments	–	1,320	594	–	1,914	1,914
Non-current financial assets	1,279	1,008	171	812	3,270	3,270
Other non-current assets	2,627	–	–	–	2,627	2,627
Accounts receivable, net(b)	18,559	–	–	–	18,559	18,559
Other operating receivables	8,222	5,638	72	–	13,932	13,932
Current financial assets	2,375	876	–	81	3,332	3,332
Cash and cash equivalents	26,202	–	–	–	26,202	26,202
Total financial assets	65,519	10,012	837	893	77,261	77,261
Total non-financial assets					213,794
TOTAL ASSETS					291,055
Non-current financial debt(a)	(47,775)	(258)	–	(962)	(48,995)	(49,447)
Accounts payable(b)	(38,065)	–	–	–	(38,065)	(38,065)
Other operating liabilities	(17,379)	(4,357)	(38)	–	(21,774)	(21,774)
Current borrowings(a)	(12,038)	–	–	–	(12,038)	(12,032)
Other current financial liabilities	–	(170)	–	(218)	(388)	(388)
Total financial liabilities	(115,257)	(4,785)	(38)	(1,180)	(121,260)	(121,706)
Total non-financial liabilities					(169,795)
TOTAL LIABILITIES					(291,055)
(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (refer to Note 15 to the Consolidated Financial Statements).
(b)

Receivables and payables are offset by an amount of $6,930 million, corresponding to the netting, mainly in trading activities, between receivables and payables with the same counterparty that can legally be settled on a net basis.

As of December 31, 2024			Other
(M$)		Fair value through	comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	income	hedging instruments	Total	Fair value
Equity affiliates: loans	6,240	293	–	–	6,533	6,533
Other investments	–	1,154	511	–	1,665	1,665
Non-current financial assets	1,278	348	133	546	2,305	2,305
Other non-current assets	3,852	–	–	–	3,852	3,852
Accounts receivable, net(b)	19,281	–	–	–	19,281	19,281
Other operating receivables	7,774	9,033	39	–	16,846	16,846
Current financial assets	5,206	1,679	–	29	6,914	6,914
Cash and cash equivalents	25,844	–	–	–	25,844	25,844
Total financial assets	69,475	12,507	683	575	83,240	83,240
Total non-financial assets					202,247
TOTAL ASSETS					285,487
Non-current financial debt(a)	(40,939)	(281)	–	(2,313)	(43,533)	(43,905)
Accounts payable(b)	(39,932)	–	–	–	(39,932)	(39,932)
Other operating liabilities	(12,562)	(7,665)	(15)	–	(20,242)	(20,242)
Current borrowings(a)	(10,024)	–	–	–	(10,024)	(10,012)
Other current financial liabilities	–	(239)	–	(425)	(664)	(664)
Total financial liabilities	(103,457)	(8,185)	(15)	(2,738)	(114,395)	(114,755)
Total non-financial liabilities					(171,092)
TOTAL LIABILITIES					(285,487)
(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (refer to Note 15 to the Consolidated Financial Statements).
(b)

Receivables and payables are offset by an amount of $5,718 million, corresponding to the netting, mainly in trading activities, between receivables and payables with the same counterparty that can legally be settled on a net basis.

F-70	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14

As of December 31, 2023			Other
(M$)		Fair value through	comprehensive	Fair value of bonds
Assets / (Liabilities)	Amortized cost	P&L	income	hedging instruments	Total	Fair value
Equity affiliates: loans	4,260	302	–	–	4,562	4,562
Other investments	–	1,188	355	–	1,543	1,543
Non-current financial assets	1,166	414	142	673	2,395	2,395
Other non-current assets	3,983	–	–	–	3,983	3,983
Accounts receivable, net(b)	23,442	–	–	–	23,442	23,442
Other operating receivables	7,940	6,775	237	–	14,952	14,952
Current financial assets	5,046	1,448	–	91	6,585	6,585
Cash and cash equivalents	27,263	–	–	–	27,263	27,263
Total financial assets	73,100	10,127	734	764	84,725	84,725
Total non-financial assets					198,929
TOTAL ASSETS					283,654
Non-current financial debt(a)	(38,040)	(240)	–	(2,198)	(40,478)	(41,329)
Accounts payable(b)	(41,335)	–	–	–	(41,335)	(41,335)
Other operating liabilities	(12,287)	(7,573)	(77)	–	(19,937)	(19,937)
Current borrowings (a)	(9,590)	–	–	–	(9,590)	(9,601)
Other current financial liabilities	–	(178)	–	(268)	(446)	(446)
Total financial liabilities	(101,252)	(7,991)	(77)	(2,466)	(111,786)	(112,648)
Total non-financial liabilities					(171,868)
TOTAL LIABILITIES					(283,654)

(a)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (refer to Note 15 to the Consolidated Financial Statements).
(b)

Receivables and payables are offset by an amount of $5,897 million, corresponding to the netting, mainly in trading activities, between receivables and payables with the same counterparty that can legally be settled on a net basis.

Form 20-F 2025 TotalEnergies	F-71

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Note 15 Financial structure and financial costs

15.1 FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

A)  Non-current financial debt and related financial instruments

As of December 31, 2025
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	8,699	40,296	48,995
of which hedging instruments of non-current financial debt (liabilities)	–	962	962
Non-current financial assets	(1,279)	(1,991)	(3,270)
of which hedging instruments of non-current financial debt (assets)	–	(812)	(812)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	7,420	38,305	45,725
Variable rate bonds or bonds after fair value hedge	–	9,305	9,305
Fixed rate bonds or bonds after cash flow hedge	–	28,740	28,740
Other floating rate debt	136	722	858
Other fixed rate debt	512	460	972
Lease obligations	8,051	–	8,051
Non-current financial assets excluding derivative financial instruments	(1,279)	(925)	(2,204)
Non-current instruments held for trading	–	3	3
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	7,420	38,305	45,725

As of December 31, 2024
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	8,518	35,015	43,533
of which hedging instruments of non-current financial debt (liabilities)	–	2,313	2,313
Non-current financial assets	(1,278)	(1,027)	(2,305)
of which hedging instruments of non-current financial debt (assets)	–	(546)	(546)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	7,240	33,988	41,228
Variable rate bonds or bonds after fair value hedge	43	9,712	9,755
Fixed rate bonds or bonds after cash flow hedge	–	23,446	23,446
Other floating rate debt	305	304	609
Other fixed rate debt	348	726	1,074
Lease obligations	7,822	–	7,822
Non-current financial assets excluding derivative financial instruments	(1,278)	(134)	(1,412)
Non-current instruments held for trading	–	(66)	(66)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	7,240	33,988	41,228

As of December 31, 2023
(M$)
(Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	8,427	32,051	40,478
of which hedging instruments of non-current financial debt (liabilities)	–	2,198	2,198
Non-current financial assets	(1,166)	(1,229)	(2,395)
of which hedging instruments of non-current financial debt (assets)	–	(673)	(673)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	7,261	30,822	38,083
Variable rate bonds or bonds after fair value hedge	–	7,051	7,051
Fixed rate bonds or bonds after cash flow hedge	–	22,839	22,839
Other floating rate debt	430	408	838
Other fixed rate debt	241	840	1,081
Lease obligations	7,756	–	7,756
Non-current financial assets excluding derivative financial instruments	(1,166)	(142)	(1,308)
Non-current instruments held for trading	–	(174)	(174)
NON-CURRENT NET FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS	7,261	30,822	38,083

F-72	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The bonds, as of December 31, 2025, after taking into account currency and interest rates swaps fair value, are detailed as follows:

		Amount	Amount	Amount
Bonds after fair value hedge or variable rate		after	after	after
bonds	Currency of	December 31,	December 31,	December 31,
(M$)	issuance	2025	2024	2023(a)
Bond	USD	5,299	6,332	3,542
Bond	EUR	2,611	2,636	3,209
Bond	Others	903	1,542	1,539
Current portion (less than one year)		(204)	(1,648)	(2,118)
Principal financing entities(b)		8,609	8,862	6,172
Other consolidated subsidiaries		696	893	879
TOTAL VARIABLE RATE BONDS OR BONDS AFTER FAIR VALUE HEDGE		9,305	9,755	7,051

		Amount	Amount	Amount
Bonds after cash flow hedge or		after	after	after
fixed rate bonds	Currency of	December 31,	December 31,	December 31,
(M$)	issuance	2025	2024	2023
Bond	EUR	19,584	13,768	15,448
Bond	USD	10,402	10,523	8,301
Bond	Others	1,044	1,048	2,254
Current portion (less than one year)		(2,341)	(1,909)	(3,175)
Principal financing entities(b)		28,689	23,430	22,828
Other consolidated subsidiaries		51	16	11
TOTAL BONDS AFTER CASH FLOW HEDGE OR FIXED RATE BONDS		28,740	23,446	22,839

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

Form 20-F 2025 TotalEnergies	F-73

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Loan repayment schedule (excluding current portion)

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2025	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2027	4,476	11	(635)	(169)	3,841	8%
2028	4,607	63	(218)	(71)	4,389	10%
2029	5,778	369	(379)	(150)	5,399	12%
2030	2,971	62	(287)	(12)	2,684	6%
2031 and beyond	31,163	457	(1,751)	(410)	29,412	64%
TOTAL	48,995	962	(3,270)	(812)	45,725	100%

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2024	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2026	4,498	411	(572)	(71)	3,926	10%
2027	3,906	173	(292)	(14)	3,614	9%
2028	4,596	391	(267)	(135)	4,329	11%
2029	5,755	723	(348)	(233)	5,407	13%
2030 and beyond	24,778	615	(826)	(93)	23,952	57%
TOTAL	43,533	2,313	(2,305)	(546)	41,228	100%

		of which hedging		of which hedging
		instruments		instruments	Non-current net
As of December 31,		of non‑current	Non-current	of non-current	financial debt and
2023	Non‑current	financial debt	financial	financial debt	related financial
(M$)	financial debt	(liabilities)	assets	(assets)	instruments	%
2025	5,381	369	(434)	(110)	4,947	13%
2026	4,013	323	(304)	(102)	3,709	10%
2027	3,720	85	(349)	(55)	3,371	9%
2028	4,502	304	(246)	(142)	4,256	11%
2029 and beyond	22,862	1,117	(1,062)	(264)	21,800	57%
TOTAL	40,478	2,198	(2,395)	(673)	38,083	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial net debt.

As of December 31,
(M$)	2025	%	2024	%	2023	%
U.S. dollar	36,225	79%	38,002	92%	34,789	91%
Euro	8,682	19%	2,206	5%	2,322	6%
Other currencies	818	2%	1,020	3%	972	3%
TOTAL	45,725	100%	41,228	100%	38,083	100%

As of December 31,
(M$)	2025	%	2024	%	2023	%
Fixed rate	35,740	78%	30,922	75%	30,311	80%
Floating rate	9,985	22%	10,306	25%	7,772	20%
TOTAL	45,725	100%	41,228	100%	38,083	100%

F-74	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

B)  Current financial assets and liabilities

Current borrowings consist mainly of drawings on commercial papers or treasury bills and of bank loans. Current deposits beyond three months include initial margins held as part of the Company’s activities on organized markets.

As of December 31,
(M$)
(Assets) / Liabilities	2025	2024	2023
Current financial debt(a)	7,622	4,462	2,377
Current lease obligations	1,876	2,095	1,721
Current portion of non-current financial debt	2,540	3,467	5,492
Current borrowings (note 14)	12,038	10,024	9,590
Current portion of hedging instruments of debt (liabilities)	218	425	268
Other current financial instruments (liabilities)	170	239	178
Other current financial liabilities (note 14)	388	664	446
Current deposits beyond three months	(2,136)	(5,476)	(5,450)
Marketable securities	(707)	(683)	(519)
Financial receivables on sub-lease, current	(239)	(378)	(329)
Current portion of hedging instruments of debt (assets)	(81)	(29)	(91)
Other current financial instruments (assets)	(169)	(348)	(196)
Current financial assets (note 14)	(3,332)	(6,914)	(6,585)
NET CURRENT BORROWINGS	9,094	3,774	3,451

(a)

As of December 31, 2025, December 31, 2024 and December 31, 2023, current financial debt includes notably short-term negotiable debt security issued through programs fully and unconditionally secured by TotalEnergies SE.

C)  Cash flow from (used in) financing activities

The variations of financial debt are detailed as follows:

			Non-cash changes
	As of		Change in scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2025	changes	reclassification	currency	fair value	Current	Other	2025
Non-current financial instruments - assets(a) and non-current financial assets	(2,305)	(16)	40	(105)	(159)	350	(1,075)	(3,270)
Non-current financial debt	43,533	7,981	(1,216)	720	593	(4,941)	2,325	48,995
Non-current financial debt and related financial instruments	41,228	7,965	(1,176)	615	434	(4,591)	1,250	45,725

Current financial instruments - assets(a)	(755)	593	30	(40)	164	(350)	(131)	(489)
Current borrowings	10,024	(4,746)	(172)	1,395	264	4,941	332	12,038
Current financial instruments - liabilities(a)	664	–	(1)	27	(302)	–	–	388
Current financial debt and related financial instruments	9,933	(4,153)	(143)	1,382	126	4,591	201	11,937

Financial debt and financial assets classified as held for sale	44	–	118	3	–	–	–	165
NET FINANCIAL DEBT	51,205	3,812	(1,201)	2,000	560	–	1,451	57,827
(a)	Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

			Non-cash changes
	As of		Change in scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2024	changes	reclassification	currency	fair value	Current	Other	2024
Non-current financial instruments - assets(a) and non-current financial assets	(2,395)	–	37	37	132	340	(456)	(2,305)
Non-current financial debt	40,478	7,532	(299)	(241)	(453)	(6,080)	2,596	43,533
Non-current financial debt and related financial instruments	38,083	7,532	(262)	(204)	(321)	(5,740)	2,140	41,228

Current financial instruments - assets(a)	(616)	609	(2)	20	(107)	(340)	(319)	(755)
Current borrowings	9,590	(5,751)	321	(760)	(138)	6,080	682	10,024
Current financial instruments - liabilities(a)	446	–	(3)	(17)	238	–	–	664
Current financial debt and related financial instruments	9,420	(5,142)	316	(757)	(7)	5,740	363	9,933

Financial debt and financial assets classified as held for sale	310	–	(261)	(5)	–	–	–	44
NET FINANCIAL DEBT	47,813	2,390	(207)	(966)	(328)	–	2,503	51,205

(a)	Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

			Non-cash changes
	As of		Change in scope,			Reclassification		As of
	January 1,	Cash	including IFRS 5	Foreign	Changes in	Non-current /		December 31,
(M$)	2023	changes	reclassification	currency	fair value	Current	Other	2023
Non-current financial instruments - assets (a) and non-current financial assets	(2,731)	–	(96)	(21)	353	387	(287)	(2,395)
Non-current financial debt	45,264	130	667	65	(343)	(7,573)	2,268	40,478
Non-current financial debt and related financial instruments	42,533	130	571	44	10	(7,186)	1,981	38,083

Current financial instruments - assets(a)	(401)	383	(1)	(8)	(68)	(387)	(134)	(616)
Current borrowings	15,502	(14,660)	181	389	121	7,573	484	9,590
Current financial instruments - liabilities(a)	488	–	6	11	(59)	–	–	446
Current financial debt and related financial instruments	15,589	(14,277)	186	392	(6)	7,186	350	9,420

Financial debt and financial assets classified as held for sale	(38)	–	341	7	–	–	–	310
NET FINANCIAL DEBT	58,084	(14,147)	1,098	443	4	–	2,331	47,813

(a)Fair value or cash flow hedge instruments and other non-hedge debt-related derivative instruments.

Form 20-F 2025 TotalEnergies	F-75

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

Monetary changes in non-current financial debt are detailed as follows:

For the year ended December 31,
(M$)	2025	2024	2023
Issuance of non-current debt	8,163	7,563	189
Repayment of non-current debt	(182)	(31)	(59)
NET AMOUNT	7,981	7,532	130

D)  Cash and cash equivalents

Accounting principles

Cash and cash equivalents are composed of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.

Investments with maturity greater than three months and less than twelve months are shown under “Current financial assets”.

Changes in current financial assets and liabilities are included in the financing activities section of the consolidated statement of cash flows.

Cash and cash equivalents are detailed as follows:

For the year ended December 31,
(M$)	2025	2024	2023
Cash	15,618	17,475	16,956
Cash equivalents	10,584	8,369	10,307
TOTAL	26,202	25,844	27,263

Cash equivalents are mainly composed of deposits with a maturity of less than three months, deposited in government institutions or deposit banks selected in accordance with strict criteria.

As of December 31, 2025, the cash and cash equivalents include $2,050 million subject to restrictions, notably due to regulatory framework or to the fact they are owned by affiliates located in countries with exchange controls.

E)  Net-debt-to-capital ratio

For its internal and external communication needs, TotalEnergies calculates a debt ratio by dividing its net financial debt excluding leases by its equity.

The ratio is calculated as follows: Net debt excluding leases / (Equity + Net debt excluding leases)

As of December 31,
(M$)
(Assets) / Liabilities	2025	2024	2023
Current borrowings(a)	10,162	7,929	7,869
Other current financial liabilities	388	664	446
Current financial assets(a)	(3,093)	(6,536)	(6,256)
Net financial assets and liabilities held for sale or exchange(a)	7	33	17
Non-current financial debt(a)	40,944	35,711	32,722
Non-current financial assets(a)	(1,991)	(1,027)	(1,229)
Cash and cash equivalents	(26,202)	(25,844)	(27,263)
Net financial debt excluding leases	20,215	10,930	6,306

Shareholders’ equity – TotalEnergies share	114,883	117,858	116,753
Distribution of the income based on existing shares at the closing date	2,640	2,397	2,700
Shareholders’ equity	117,523	120,255	119,453

NET-DEBT-TO-CAPITAL RATIO EXCLUDING LEASES	14.7%	8.3%	5.0%

(a)	Excluding lease receivables & lease debts.

F-76	TotalEnergies Form 20-F 2025

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

A)  Impact on the income statement per nature of financial instruments

Assets and liabilities from financing activities

The impact on the income statement of financing assets and liabilities mainly includes:

●	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;
●	Financial expense of long-term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short-term financing classified as “Financing liabilities and associated hedging instruments”;
●	Ineffective portion of bond hedging;

Form 20-F 2025 TotalEnergies	F-77

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

●	Financial income and financial expense on lease contracts and,
●	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

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

For the year ended December 31,
(M$)	2025	2024	2023
Loans and receivables	770	1,335	1,420
Financing liabilities and associated hedging instruments	(2,424)	(2,321)	(2,190)
Fair value hedge (ineffective portion)	13	1	2
Lease assets and obligations	(628)	(552)	(499)
Assets and liabilities held for trading	202	307	248
IMPACT ON THE COST OF NET DEBT	(2,067)	(1,230)	(1,019)

B)  Impact of the hedging strategies

Fair value hedge instruments

The impact on the income statement of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31,
(M$)	2025	2024	2023
Revaluation impact at market value of bonds	(1,372)	(568)	(765)
Swaps hedging bonds	1,385	569	767
INEFFECTIVE PORTION OF THE FAIR VALUE HEDGE	13	1	2

The ineffective portion is not representative of TotalEnergies’ performance considering its objective to hold swaps to maturity. The current portion of the swaps valuation is not subject to active management.

Net investment hedge

As of December 31, 2025, 2024 and 2023 TotalEnergies had no open forward contracts held in respect of net investment hedge strategies.

Cash flow hedge

The impact on the income statement and other comprehensive income of the bonds hedging instruments qualified as cash flow hedges is detailed as follows:

For the year ended December 31,
(M$)	2025	2024	2023
Profit (Loss) recorded in other comprehensive income of the period	(330)	448	128
Recycled amount from other comprehensive income to the income statement of the period	158	(260)	140

As of December 31, 2025, 2024 and 2023, the ineffective portion of these financial instruments is nil.

Hedging instruments and hedged items by strategy

Fair Value Hedge

The following charts regarding Fair Value Hedge, disclose by nature of hedging instruments (Interest Rate Swaps and Cross Currency Swaps):

-	The nominal amounts and carrying amounts of hedging instruments;
-	The carrying amounts of hedged items and cumulative FVH adjustments included in the carrying amounts of the hedged items;
-	The hedged items that have ceased to be adjusted for hedging gains and losses.

For the year ended December 31, 2025
(M$)
							Cumulative FVH
		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
	Interest Rate								Financial debt /
Bonds	Swaps	5,250	25	(295)	–	(5,028)	222	–	Financial assets
	Cross Currency								Financial debt /
Bonds	Swaps	3,454	92	(216)	–	(3,391)	63	–	Financial assets
End of hedging (before 2018)		–	–	–	–	–	–	27

F-78	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

For the year ended December 31, 2024
(M$)
							Cumulative FVH
		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
	Interest Rate								Financial debt /
Bonds	Swaps	6,250	–	(230)	–	(6,103)	–	147	Financial assets
	Cross Currency								Financial debt /
Bonds	Swaps	4,084	27	(618)	–	(3,588)	–	496	Financial assets
End of hedging (before 2018)		–	–	–	–	–	–	21

For the year ended December 31, 2023							Cumulative FVH
(M$)		Nominal					adjustments included
		amount of	Carrying amount of		Carrying amount of		in the carrying amount		Line items in the
	Hedging	hedging	hedging instruments		hedged items		of the hedged items		statement of
Hedged items	instruments	instruments	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	financial position
Bonds	Interest Rate Swaps	3,500	–	(86)	–	(3,457)	–	43	Financial debt / Financial assets
Bonds	Cross Currency Swaps	4,671	45	(559)	–	(4,232)	–	439	Financial debt / Financial assets
End of hedging (before 2018)		–	–	–	–	–	–	10

Cash flow hedge

The following charts regarding cash flow hedge disclose the nominal amounts and carrying amounts by nature of hedging instruments (interest rate swaps and cross currency swaps).

According to IFRS 9, there is no accounting entry related to cash flow hedge on hedged items.

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2025	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	11,998	411	(28)	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	13,126	365	(641)	Financial assets

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2024	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Financial debt /
Bonds	Swaps	12,577	543	–	Financial assets
	Cross Currency				Financial debt /
Bonds	Swaps	15,055	5	(1,890)	Financial assets

Nominal
	Nature of	amount of	Carrying amount of		Line items in the
For the year ended December 31, 2023	hedging	hedging	hedging instruments		statement of
(M$)	instruments	instruments	Assets	Liabilities	financial position
	Interest Rate				Line items in the statement of
Bonds	Swaps	12,023	611	–	financial position
	Cross Currency				Financial debt /
Bonds	Swaps	17,511	108	(1,821)	Financial assets

Form 20-F 2025 TotalEnergies	F-79

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

C)  Maturity of derivative instruments

The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

For the year ended December 31, 2025	2026		2027 and beyond		Notional value schedule 2027 and beyond
(M$)	Fair	Notional	Fair	Notional					2031
Assets / (Liabilities)	value	value	value	value	2027	2028	2029	2030	and beyond
Fair value hedge
Swaps hedging bonds (assets)	49	202	68	1,451
Swaps hedging bonds (liabilities)	–	–	(511)	7,051
Total swaps hedging bonds - fair value hedge	49	202	(443)	8,502	820	1,000	789	875	5,018
Cash flow hedge
Swaps hedging bonds (assets)	32	823	744	14,879
Swaps hedging bonds (liabilities)	(218)	3,245	(451)	6,177
Total swaps hedging bonds - cash flow hedge	(186)	4,068	293	21,056	2,070	4,672	5,643	450	8,221
Forward exchange contracts related to operating activities (assets)	12	358	25	328
Forward exchange contracts related to operating activities (liabilities)	(1)	99	(3)	325
Total forward exchange contracts related to operating activities	11	457	22	653	328	325	–	–	–
Held for trading
Other interest rate swaps (assets)	137	50,776	250	30,186
Other interest rate swaps (liabilities)	(124)	41,730	(252)	31,207
Total other interest rate swaps	13	92,506	(2)	61,393	31,266	7,141	3,878	2,983	16,124
Currency swaps and forward exchange contracts (assets)	32	7,052	5	360
Currency swaps and forward exchange contracts (liabilities)	(46)	9,860	(6)	515
Total currency swaps and forward exchange contracts	(14)	16,912	(1)	875	735	140	–	–	–

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

For the year ended December 31, 2024	2025		2026 and beyond		Notional value schedule 2026 and beyond
(M$)	Fair	Notional	Fair	Notional					2030
Assets / (Liabilities)	value	value	value	value	2026	2027	2028	2029	and beyond
Fair value hedge
Swaps hedging bonds (assets)	–	–	27	403
Swaps hedging bonds (liabilities)	(45)	1,630	(803)	8,301
Total swaps hedging bonds - fair value hedge	(45)	1,630	(776)	8,704	202	820	1,000	789	5,893
Cash flow hedge
Swaps hedging bonds (assets)	29	2,428	519	11,317
Swaps hedging bonds (liabilities)	(380)	2,059	(1,510)	11,828
Total swaps hedging bonds - cash flow hedge	(351)	4,487	(991)	23,145	4,116	2,143	4,740	5,667	6,479
Forward exchange contracts related to operating activities (assets)	–	94	–	–
Forward exchange contracts related to operating activities (liabilities)	(13)	271	(23)	634
Total forward exchange contracts related to operating activities	(13)	365	(23)	634	307	327	–	–	–
Held for trading
Other interest rate swaps (assets)	154	50,861	342	36,851
Other interest rate swaps (liabilities)	(124)	59,075	(281)	36,220
Total other interest rate swaps	30	109,936	61	73,071	52,496	8,714	2,739	2,821	6,300
Currency swaps and forward exchange contracts (assets)	196	17,698	5	322
Currency swaps and forward exchange contracts (liabilities)	(115)	5,212	–	(45)
Total currency swaps and forward exchange contracts	81	22,910	5	277	116	161	–	–	–

Notional amounts set the levels of commitment and are indicative nor of a contingent gain or loss neither of a related debt.

F-80	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

For the year ended December 31, 2023	2024		2025 and beyond		Notional value schedule 2025 and beyond
(M$)	Fair	Notional	Fair	Notional					2029
Assets / (Liabilities)	value	value	value	value	2025	2026	2027	2028	and beyond
Fair value hedge
Swaps hedging bonds (assets)	–	250	45	403
Swaps hedging bonds (liabilities)	(75)	1,837	(570)	5,681
Total swaps hedging bonds - fair value hedge	(75)	2,087	(525)	6,084	1,630	202	820	1,000	2,432
Cash flow hedge
Swaps hedging bonds (assets)	91	2,114	628	14,830
Swaps hedging bonds (liabilities)	(193)	1,574	(1,628)	11,016
Total swaps hedging bonds - cash flow hedge	(102)	3,688	(1,000)	25,846	4,509	4,153	2,135	4,686	10,363
Forward exchange contracts related to operating activities (assets)	2	83	8	311
Forward exchange contracts related to operating activities (liabilities)	(14)	234	(2)	240
Total forward exchange contracts related to operating activities	(12)	317	6	551	285	266	–	–	–
Held for trading
Other interest rate swaps (assets)	149	38,415	393	7,690
Other interest rate swaps (liabilities)	(94)	37,170	(208)	7,407
Total other interest rate swaps	55	75,585	185	15,097	8,692	1,580	1,500	1,908	1,417
Currency swaps and forward exchange contracts (assets)	66	10,325	21	1,071
Currency swaps and forward exchange contracts (liabilities)	(84)	8,513	(32)	773
Total currency swaps and forward exchange contracts	(18)	18,838	(11)	1,844	1,840	(2)	6	–	–

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

Exchange options are valued based on models commonly used by the market.

The fair value hierarchy for financial instruments, excluding commodity contracts, is as follows:

	Quoted prices in
	active markets	Prices based	Prices based on
	for identical	on observable	non observable
As of December 31, 2025	assets	data	data
(M$)	(level 1)	(level 2)	(level 3)	Total
Fair value hedge instruments	–	(394)	–	(394)
Cash flow hedge instruments	–	142	–	142
Assets and liabilities held for trading	–	(6)	–	(6)
Equity instruments	290	–	–	290
TOTAL	290	(258)	–	32

Form 20-F 2025 TotalEnergies	F-81

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

F-82	TotalEnergies Form 20-F 2025

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

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2025, 2024 and 2023.

			Change in fair value due to a change in
			interest rate by
Assets / (Liabilities)	Carrying	Estimated	+ 10 basis	- 10 basis
(M$)	amount	fair value	points	points
As of December 31, 2025
Bonds (non-current portion, before swaps)	(37,895)	(38,347)	343	(343)
Swaps hedging bonds (liabilities)	(962)	(962)	–	–
Swaps hedging bonds (assets)	812	812	–	–
Total swaps hedging bonds (assets and liabilities)	(150)	(150)	(15)	15
Current portion of non-current debt after swaps (excluding lease obligations)	(2,677)	(2,671)	3	(3)
Other interest rates swaps	11	11	3	(3)
Currency swaps and forward exchange contracts	(15)	(15)	–	–
As of December 31, 2024
Bonds (non-current portion, before swaps)	(31,434)	(31,806)	291	(291)
Swaps hedging bonds (liabilities)	(2,313)	(2,313)	–	–
Swaps hedging bonds (assets)	546	546	–	–
Total swaps hedging bonds (assets and liabilities)	(1,767)	(1,767)	(54)	54
Current portion of non-current debt after swaps (excluding lease obligations)	(3,863)	(3,851)	3	(3)
Other interest rates swaps	91	91	3	(3)
Currency swaps and forward exchange contracts	86	86	–	–
As of December 31, 2023
Bonds (non-current portion, before swaps)	(28,365)	(29,216)	162	(162)
Swaps hedging bonds (liabilities)	(2,198)	(2,198)	–	–
Swaps hedging bonds (assets)	673	673	–	–
Total swaps hedging bonds (assets and liabilities)	(1,525)	(1,525)	(12)	12
Current portion of non-current debt after swaps (excluding lease obligations)	(5,669)	(5,680)	(1)	(7)
Other interest rates swaps	240	240	17	(17)
Currency swaps and forward exchange contracts	(29)	(29)	–	–

Form 20-F 2025 TotalEnergies	F-83

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The impact of changes in interest rates on the cost of net debt before tax is as follows:

For the year ended December 31,
(M$)	2025	2024	2023
Cost of net debt	(2,067)	(1,230)	(1,019)
Interest rate translation of :
+ 10 basis points	17	15	10
‑ 10 basis points	(17)	(15)	(10)

As a result of the policy for the management of currency exposure previously described, TotalEnergies’ sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional currency is the euro and to a lesser extent, the pound sterling and the Norwegian krone.

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in consolidated shareholders’ equity which, over the course of the last three years, is essentially related to the fluctuation of the euro and the pound sterling and is set forth in the table below:

	Dollar / Euro exchange	Dollar / Pound sterling
Closing rate	rates	exchange rates
December 31, 2025	0.85	0.74
December 31, 2024	0.96	0.80
December 31, 2023	0.90	0.79

As of December 31, 2025				Pound	Other
(M$)	Total	Euro	Dollar	sterling	currencies
Shareholders’ equity at historical exchange rate	128,916	16,012	93,346	4,116	15,442
Currency translation adjustment before net investment hedge	(14,028)	(7,875)	–	(2,144)	(4,009)
Net investment hedge – open instruments	(5)	(5)	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2025	114,883	8,132	93,346	1,972	11,433

As of December 31, 2024				Pound	Other
(M$)	Total	Euro	Dollar	sterling	currencies
Shareholders’ equity at historical exchange rate	133,117	20,336	93,078	4,439	15,264
Currency translation adjustment before net investment hedge	(15,254)	(8,584)	–	(2,372)	(4,298)
Net investment hedge – open instruments	(5)	(5)	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2024	117,858	11,747	93,078	2,067	10,966

As of December 31, 2023				Pound	Other
(M$)	Total	Euro	Dollar	sterling	currencies
Shareholders’ equity at historical exchange rate	130,454	19,198	92,202	4,732	14,322
Currency translation adjustment before net investment hedge	(13,696)	(7,881)	–	(2,285)	(3,530)
Net investment hedge – open instruments	(5)	(5)	–	–	–
Shareholders’ equity at exchange rate as of December 31, 2023	116,753	11,312	92,202	2,447	10,792

Based on the 2025 financial statements, a conversion using rates different from + or - 10% for each of the currencies below would have the following impact on shareholders equity and net income (TotalEnergies share):

As of December 31, 2025		Pound
(M$)	Euro	sterling
Impact of an increase of 10% of exchange rates on:
– Shareholders’ equity	813	197
– net income (TotalEnergies share)	(53)	25
Impact of a decrease of (10)% of exchange rates on:
– Shareholders’ equity	(813)	(197)
– net income (TotalEnergies share)	53	(25)

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

As of December 31, 2025, these credit facilities amounted to $19,767 million and were entirely undrawn. The agreements underpinning credit facilities granted to TotalEnergies SE do not contain conditions related to TotalEnergies’ financial ratios, to its credit ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position.

F-84	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

As of December 31, 2025, the aggregated amount of the main committed credit facilities granted by international banks to the TotalEnergies’ companies, including TotalEnergies SE, was $20,398 million, of which $20,225 million were unutilized.

Credit facilities granted to the TotalEnergies’ companies other than TotalEnergies SE are not intended to fund TotalEnergies’ general corporate purposes; they are intended to fund either general corporate purposes of the borrowing affiliate, or a specific project.

The following tables show the maturity of the financial assets and liabilities of TotalEnergies as of December 31, 2025, 2024 and 2023 (refer to Note 15.1 to the Consolidated Financial Statements).

As of December 31, 2025
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	–	(4,242)	(4,526)	(5,614)	(2,948)	(30,599)	(47,929)
Non-current financial assets excluding derivative financial instruments	–	401	138	215	264	1,186	2,204
Current borrowings	(12,038)	–	–	–	–	–	(12,038)
Other current financial liabilities	(388)	–	–	–	–	–	(388)
Current financial assets	3,332	–	–	–	–	–	3,332
Net financial assets and liabilities held for sale or exchange	(165)	–	–	–	–	–	(165)
Cash and cash equivalents	26,202	–	–	–	–	–	26,202
Net amount before financial expense	16,943	(3,841)	(4,388)	(5,399)	(2,684)	(29,413)	(28,782)
Financial expense on non-current financial debt	(1,052)	(1,021)	(1,027)	(934)	(885)	(14,193)	(19,112)
Interest differential on swaps	(263)	(211)	(213)	(160)	(90)	(415)	(1,352)
NET AMOUNT	15,628	(5,073)	(5,628)	(6,493)	(3,659)	(44,021)	(49,246)

As of December 31, 2024
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	–	(4,109)	(3,889)	(4,459)	(5,521)	(24,662)	(42,640)
Non-current financial assets excluding derivative financial instruments	–	183	275	130	114	710	1,412
Current borrowings	(10,024)	–	–	–	–	–	(10,024)
Other current financial liabilities	(664)	–	–	–	–	–	(664)
Current financial assets	6,914	–	–	–	–	–	6,914
Net financial assets and liabilities held for sale or exchange	(44)	–	–	–	–	–	(44)
Cash and cash equivalents	25,844	–	–	–	–	–	25,844
Net amount before financial expense	22,026	(3,926)	(3,614)	(4,329)	(5,407)	(23,952)	(19,202)
Financial expense on non-current financial debt	(827)	(822)	(784)	(785)	(608)	(12,802)	(16,628)
Interest differential on swaps	(342)	(295)	(247)	(240)	(183)	(535)	(1,842)
NET AMOUNT	20,857	(5,043)	(4,645)	(5,354)	(6,198)	(37,289)	(37,672)

As of December 31, 2023
Assets/(Liabilities)	Less than					More than
(M$)	one year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Non-current financial debt (notional value excluding interests)	–	(5,079)	(3,816)	(3,615)	(4,356)	(22,525)	(39,391)
Non-current financial assets excluding derivative financial instruments	–	132	107	244	100	725	1,308
Current borrowings	(9,590)	–	–	–	–	–	(9,590)
Other current financial liabilities	(446)	–	–	–	–	–	(446)
Current financial assets	6,585	–	–	–	–	–	6,585
Net financial assets and liabilities held for sale or exchange	(310)	–	–	–	–	–	(310)
Cash and cash equivalents	27,263	–	–	–	–	–	27,263
Net amount before financial expense	23,502	(4,947)	(3,709)	(3,371)	(4,256)	(21,800)	(14,581)
Financial expense on non-current financial debt	(469)	(517)	(460)	(430)	(390)	(4,242)	(6,508)
Interest differential on swaps	(355)	(265)	(261)	(216)	(209)	(537)	(1,843)
NET AMOUNT	22,678	(5,729)	(4,430)	(4,017)	(4,855)	(26,579)	(22,932)

The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2025, 2024 and 2023 (refer to Note 14 of the notes to the Consolidated Financial Statements).

As of December 31,
Assets/(Liabilities)
(M$)	2025	2024	2023
Accounts payable	(38,065)	(39,932)	(41,335)
Other operating liabilities	(21,774)	(20,242)	(19,937)
including derivative financial instruments related to commodity contracts (liabilities)	(4,395)	(7,680)	(7,650)
Accounts receivable, net	18,559	19,281	23,442
Other operating receivables	13,932	16,846	14,952
including derivative financial instruments related to commodity contracts (assets)	5,710	9,072	7,012
TOTAL	(27,348)	(24,047)	(22,878)

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

Form 20-F 2025 TotalEnergies	F-85

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 15

The following table presents TotalEnergies’ maximum credit risk exposure:

As of December 31,
Assets/(Liabilities)
(M$)	2025	2024	2023
Loans to equity affiliates (note 8)	7,425	6,533	4,562
Loans and advances (note 6)	2,241	2,175	2,222
Other non-current financial assets related to operational activities (note 6)	386	1,677	1,761
Non-current financial assets (note 15.1)	3,270	2,305	2,395
Accounts receivable (note 5)	18,559	19,281	23,442
Other operating receivables (note 5)	13,932	16,846	14,952
Current financial assets (note 15.1)	3,332	6,914	6,585
Cash and cash equivalents (note 15.1)	26,202	25,844	27,263
TOTAL	75,347	81,575	83,182

The valuation allowance on accounts receivable, other operating receivables and on loans and advances is detailed in Notes 5 and 6 to the Consolidated Financial Statements.

As part of its credit risk management related to operating and financing activities, TotalEnergies has developed margining agreements with certain counterparties. As of December 31, 2025, the net margin call paid amounted to $1,094 million (against $3,002 million paid as of December 31, 2024 and $2,435 million paid as of December 31, 2023).

TotalEnergies has established a number of programs for the sale of receivables, without recourse, with various banks, primarily to reduce its exposure to such receivables. As a result of these programs TotalEnergies retains no risk of payment default after the sale, but may continue to service the customer accounts as part of a service arrangement on behalf of the buyer and is required to pay to the buyer payments it receives from the customers relating to the receivables sold. As of December 31, 2025, the net value of receivables sold amounted to $9,864 million. TotalEnergies has substantially transferred all the risks and rewards related to receivables. No financial asset or liability remains recognized in the consolidated balance sheet after the date of sale.

The Company has also put in place supplier financing arrangements (reverse factoring). Under these arrangements, a bank commits to settle the amounts owed to participating suppliers in respect of the invoices that the Company owes them, and the Company reimburses the bank at a later date.

The Company accounts for these arrangements as trade payables as the original liabilities have not been substantially modified, in particular since the payment terms are not extended beyond the normal conditions agreed with other non‑participating suppliers.

The amount of operating liabilities concerned at year‑end is $842 million.

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

F-86	TotalEnergies Form 20-F 2025

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

Form 20-F 2025 TotalEnergies	F-87

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

Certain energy derivatives are also held as part of a cash flow hedge for future transactions.

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

					Net balance
As of December 31, 2025	Gross value		Amounts		sheet value		Other
(M$)	before offsetting		offset		presented		amounts not	Net carrying	Fair
Assets / (Liabilities)	Assets	Liabilities	Assets(c)	Liabilities(c)	Assets	Liabilities	offset	amount	value(b)
Gas & Power activities
Swaps	304	(329)	(108)	108	196	(221)	–	(25)	(25)
Forwards(a)	4,326	(2,692)	(94)	94	4,232	(2,598)	–	1,634	1,634
Options	129	(8)	–	–	129	(8)	–	121	121
Futures	–	–	–	–	–	–	–	–	–
Other/Collateral	–	–	–	–	–	–	123	123	123
Total Gas & Power	4,759	(3,029)	(202)	202	4,557	(2,827)	123	1,853	1,853
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	87	(53)	(33)	33	54	(20)	–	34	34
Forwards(a)	1,061	(1,389)	(1)	1	1,060	(1,388)	–	(328)	(328)
Options	55	(202)	(42)	42	13	(160)	–	(147)	(147)
Futures	–	–	–	–	–	–	–	–	–
Options on futures	60	(34)	(34)	34	26	–	–	26	26
Other/Collateral	–	–	–	–	–	–	–	–	–
Total crude oil, petroleum products and freight rates	1,263	(1,678)	(110)	110	1,153	(1,568)	–	(415)	(415)
TOTAL	6,022	(4,707)	(312)	312	5,710	(4,395)	123	1,438	1,438
Total of fair value non recognized in the balance sheet									–
(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

					Net balance
As of December 31, 2024	Gross value		Amounts		sheet value		Other
(M$)	before offsetting		offset		presented		amounts not	Net carrying	Fair
Assets / (Liabilities)	Assets	Liabilities	Assets(c)	Liabilities(c)	Assets	Liabilities	offset	amount	value(b)
Gas & Power activities
Swaps	117	(129)	(7)	7	110	(122)	–	(12)	(12)
Forwards(a)	8,060	(6,595)	(79)	79	7,981	(6,516)	–	1,465	1,465
Options	277	–	–	–	277	–	–	277	277
Futures	–	–	–	–	–	–	–	–	–
Other/Collateral	–	–	–	–	–	–	403	403	403
Total Gas & Power	8,454	(6,724)	(86)	86	8,368	(6,638)	403	2,133	2,133
Crude oil, petroleum products and freight rates activities
Petroleum products, crude oil and freight rate swaps	85	(46)	(44)	44	41	(2)	–	39	39
Forwards(a)	656	(1,012)	(14)	14	642	(998)	–	(356)	(356)
Options	70	(102)	(60)	60	10	(42)	–	(32)	(32)
Futures	–	–	—	–	–	–	–	—	–
Options on futures	66	(55)	(55)	55	11	–	–	11	11
Other/Collateral	–	–	–	–	–	–	–	–	–
Total crude oil, petroleum products and freight rates	877	(1,215)	(173)	173	704	(1,042)	–	(338)	(338)
TOTAL	9,331	(7,939)	(259)	259	9,072	(7,680)	403	1,795	1,795
Total of fair value non recognized in the balance sheet									–

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

F-88	TotalEnergies Form 20-F 2025

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

(c)	Amounts offset in accordance with IAS 32.

Commitments on crude oil and refined products have, for the most part, a short-term maturity (less than one year).

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31,	Fair value	Impact on	Settled		Fair value as of
(M$)	as of January 1,	income	contracts	Other	December 31,
Gas & Power activities
2025	1,730	1,024	(1,094)	70	1,730
2024	39	(345)	2,000	36	1,730
2023	2,347	(5,792)	3,681	(197)	39
Crude oil, petroleum products and freight rates activities
2025	(338)	10,079	(10,124)	(32)	(415)
2024	(677)	10,118	(9,779)	–	(338)
2023	(901)	11,033	(10,812)	3	(677)

The fair value hierarchy for financial instruments related to commodity contracts is as follows:

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2025	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Gas & Power activities	(119)	1,409	440	1,730
Crude oil, petroleum products and freight rates activities	24	(439)	–	(415)
TOTAL	(95)	970	440	1,315

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2024	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Gas & Power activities	(78)	(38)	1,846	1,730
Crude oil, petroleum products and freight rates activities	13	(351)	–	(338)
TOTAL	(65)	(389)	1,846	1,392

	Quoted prices
	in active markets for	Prices based on	Prices based on
As of December 31, 2023	identical	observable data	non observable
(M$)	assets (level 1)	(level 2)	data (level 3)	Total
Gas & Power activities	1,054	1,677	(2,692)	39
Crude oil, petroleum products and freight rates activities	73	(750)	–	(677)
TOTAL	1,127	927	(2,692)	(638)

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

Form 20-F 2025 TotalEnergies	F-89

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Notes 16

The valuation of LNG contracts is sensitive to changes in oil and natural gas prices on North American, Asian and European markets, as well as to these assumptions on contract performance.

TotalEnergies’ management horizon is 12 months in 2025 (as in 2024 and 2023), and includes the full annual delivery program of LNG cargoes for the following year.

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

Cash flow hedge

The impact on the income statement and other comprehensive income of the hedging instruments related to commodity contracts and qualified as cash flow hedges is detailed as follows:

As of December 31
(M$)	2025	2024	2023
Profit (Loss) recorded in other comprehensive income of the period	(730)	2,670	2,770
Recycled amount from other comprehensive income to the income statement of the period	(807)	(2,671)	117

These financial instruments are mainly European gas, power and CO2 emission rights derivatives.

As of December 31, 2025, the ineffective portion of these financial instruments is $8 million (the ineffective portion of the financial instruments was $127 million in 2024 and $124 million in 2023).

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

Gas & Power division trading: “value-at-risk” with a 97.5% probability

As of December 31,
(M$)	High	Low	Average	Year end
2025	108	11	38	36
2024	139	19	54	77
2023	111	16	54	54

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

Trading & Shipping: “value-at-risk with” a 97.5% probability

As of December 31,
(M$)	High	Low	Average	Year end
2025	41	11	20	13
2024	53	8	24	16
2023	74	17	37	28

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

F-90	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Conolidated Financial Statements
Note 17

Note 17 Post closing events

There are no post-balance sheet events that could have a material impact on the Company’s financial statements.

Form 20-F 2025 TotalEnergies	F-91

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Note 18 Consolidation scope

As of December 31, 2025, 1,463 entities are consolidated of which 209 are accounted for under the equity method (E).

The table below presents a comprehensive list of the consolidated entities:

Business		% Company		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Exploration & Production
	Abu Dhabi Gas Industries Limited	15.00%	E	United Arab Emirates	United Arab Emirates
	Angola LNG Supply Services, LLC	13.60%	E	United States	United States
	Bayou Bend CCS OpCo LLC	25.00%	E	United States	United States
	Bonny Gas Transport Limited	15.00%	E	Bermuda	Nigeria
	Brass Holdings B.V.	100.00%		Netherlands	Nigeria
	Brass LNG Limited	20.48%	E	Nigeria	Nigeria
	CEPSA Suriname S.L.	100.00%		Spain	Suriname
	Congo Forest Company (CFC)	100.00%		Congo	Congo
	Dolphin Energy Limited	24.50%	E	United Arab Emirates	United Arab Emirates
	E.F. Oil And Gas Limited	100.00%		United Kingdom	United Kingdom
	East African Crude Oil Pipeline (EACOP) Ltd	62.00%	E	United Kingdom	Uganda
	Elf E&P	100.00%		France	France
	Elf Exploration UK Limited	100.00%		United Kingdom	United Kingdom
	Elf Petroleum Iran	100.00%		France	Iran
	Gas Investment and Services Company Limited	10.00%	E	Bermuda	Oman
	Global Forestry Development (GFD)	49.00%	E	Belgium	Gabon
	Luna Carbon Storage ANS	40.00%	E	Norway	Norway
	Mabruk Oil Operations	49.02%		France	Libya
	Net Zero North Sea Storage Holdings Ltd	10.00%	E	United Kingdom	United Kingdom
	Norpipe Oil AS	34.93%	E	Norway	Norway
	Norpipe Petroleum UK Limited	45.22%	E	United Kingdom	Norway
	Norpipe Terminal Holdco Limited	45.22%	E	United Kingdom	Norway
	Norsea Pipeline Limited	45.22%	E	United Kingdom	Norway
	North Oil Company	30.00%	E	Qatar	Qatar
	Northern Lights JV DA	33.33%	E	Norway	Norway
	Pars LNG Limited	40.00%	E	Bermuda	Iran
	Private Oil Holdings Oman Limited	10.00%	E	United Kingdom	Oman
	Stogg Eagle Funding B.V.	100.00%		Netherlands	Nigeria
	TEVA SHIP CHARTER LLC	75.00%		United Arab Emirates	United Arab Emirates
	TOQAP Guyana B.V.	100.00%		Netherlands	Guyana
	Total Austral	100.00%		France	Argentina
	Total E&P Al Shaheen A/S	100.00%		Denmark	Qatar
	Total E&P Angola Block 15/06	100.00%		France	Angola
	Total E&P Angola Block 33	100.00%		France	Angola
	Total E&P Angola Block 39	100.00%		France	Angola
	Total E&P Chine	100.00%		France	China
	Total E&P Guyane Francaise	100.00%		France	France
	Total E&P Kurdistan Region of Iraq (Harir) B.V.	100.00%		Netherlands	Iraq
	Total E&P Kurdistan Region of Iraq (Safen) B.V.	100.00%		Netherlands	Iraq
	Total E&P Kurdistan Region of Iraq (Taza) B.V.	100.00%		Netherlands	Iraq
	Total E&P Kurdistan Region of Iraq B.V.	100.00%		Netherlands	Iraq
	Total E&P M2 Holdings Limited	100.00%		South Africa	South Africa
	Total E&P Participations Petrolieres Congo	100.00%		Congo	Congo
	Total E&P Philippines B.V.	100.00%		Netherlands	Philippines
	Total E&P Services China Company Limited	100.00%		China	China
	Total E&P South Pars	100.00%		France	Iran
	Total E&P South Sudan	100.00%		France	South Sudan
	Total E&P Syrie	100.00%		France	Syria
	Total E&P Tajikistan B.V.	100.00%		Netherlands	Tajikistan
	Total Oil and Gas South America	100.00%		France	France
	Total Pars LNG	100.00%		France	France
	Total South Pars	100.00%		France	Iran
	TotalEnergies (China) Investment Company Limited Nantong Branch	100.00%		China	China
	TotalEnergies Anchor USA LLC	100.00%		United States	United States
	TotalEnergies BTC B.V.	100.00%		Netherlands	Azerbaijan
	TotalEnergies Carbon Solutions	100.00%		France	France
	TotalEnergies CCS UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies CCS USA, LLC	100.00%		United States	United States
	TotalEnergies Denmark ASW	100.00%		United States	Denmark
	TotalEnergies Denmark ASW Pipeline ApS	100.00%		Denmark	Denmark
	TotalEnergies E&P Algérie	100.00%		France	Algeria
	TotalEnergies E&P Algérie Berkine A/S	100.00%		Denmark	Algeria
	TotalEnergies E&P Americas LLC	100.00%		United States	United States
	TotalEnergies E&P Colombie	100.00%		France	Colombia
	TotalEnergies E&P New Ventures Inc.	100.00%		United States	United States
	TotalEnergies E&P North Sea UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies E&P Research & Technology USA LLC	100.00%		United States	United States
	TotalEnergies E&P UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies E&P USA Inc.	100.00%		United States	United States
	TotalEnergies E&P USA Oil Shale LLC	100.00%		United States	United States
	TotalEnergies E&P USA Well Containment LLC	100.00%		United States	United States
	TotalEnergies East Africa Midstream B.V.	100.00%		Netherlands	Uganda
	TotalEnergies EP Absheron B.V.	100.00%		Netherlands	Azerbaijan

F-92	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies EP Abu Al Bu Khoosh	100.00%	France	United Arab Emirates
TotalEnergies EP Angola	100.00%	France	Angola
TotalEnergies EP Angola Block 16	100.00%	France	Angola
TotalEnergies EP Angola Block 16 Holdings	100.00%	France	Angola
TotalEnergies EP Angola Block 16-21	100.00%	France	Angola
TotalEnergies EP Angola Block 17.06	100.00%	France	Angola
TotalEnergies EP Angola Block 20	100.00%	France	Angola
TotalEnergies EP Angola Block 25	100.00%	France	Angola
TotalEnergies EP Angola Block 29	100.00%	France	Angola
TotalEnergies EP Angola Block 32	100.00%	France	Angola
TotalEnergies EP Angola Block 40	100.00%	France	Angola
TotalEnergies EP Angola Block 48 B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Aotearoa Sdn Bhd	100.00%	Malaysia	New Zealand
TotalEnergies EP Asia Pacific Pte. Ltd	100.00%	Singapore	Singapore
TotalEnergies EP Azerbaijan B.V.	100.00%	Netherlands	Azerbaijan
TotalEnergies EP Block 9	100.00%	France	Lebanon
TOTALENERGIES EP BOBARA PTE. LTD.	100.00%	Singapore	Indonesia
TotalEnergies EP Bolivie	100.00%	France	Bolivia
TotalEnergies EP Brasil Ltda	100.00%	Brazil	Brazil
TotalEnergies EP Cambodge	100.00%	France	Cambodia
TotalEnergies EP Chissonga	100.00%	France	Angola
TotalEnergies EP Company UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies EP Congo	85.00%	Congo	Congo
TotalEnergies EP Cyprus B.V.	100.00%	Netherlands	Cyprus
TotalEnergies EP Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies EP Danmark A/S - CPH	100.00%	Denmark	Denmark
TotalEnergies EP Dolphin Holdings	100.00%	France	France
TotalEnergies EP Dolphin Midstream	100.00%	France	France
TotalEnergies EP Dolphin Upstream	100.00%	France	Qatar
TotalEnergies EP France	100.00%	France	France
TotalEnergies EP Gabon	58.28%	Gabon	Gabon
TotalEnergies EP Gass Handel Norge AS	100.00%	Norway	Norway
TotalEnergies EP Gastransport Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP Golfe	100.00%	France	Qatar
TotalEnergies EP Guyana B.V.	100.00%	Netherlands	Guyana
TotalEnergies EP Guyana Shallow	100.00%	France	Guyana
TotalEnergies EP Holdings Russia	100.00%	France	France
TotalEnergies EP Holdings UAE B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP International K1 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International K2 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International K3 Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP International Ltd	100.00%	United Kingdom	Kenya
TotalEnergies EP Iran B.V.	100.00%	Netherlands	Iran
TotalEnergies EP Iraq	100.00%	France	Iraq
TotalEnergies EP Italia S.p.A.	100.00%	Italy	Italy
TotalEnergies EP Kazakhstan	100.00%	France	Kazakhstan
TotalEnergies EP Kenya B.V.	100.00%	Netherlands	Kenya
TotalEnergies EP Liban S.A.L.	100.00%	Lebanon	Lebanon
TotalEnergies EP Liberia LLC	100.00%	Liberia	Liberia
TotalEnergies EP Libye	100.00%	France	Libya
TotalEnergies EP Lower Zakum B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP Malaysia	100.00%	France	Malaysia
TotalEnergies EP Mauritania Blocks DW B.V.	100.00%	Netherlands	Mauritania
TotalEnergies EP Mauritanie	100.00%	France	Mauritania
TotalEnergies EP M'Bridge B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Mexico Block 30	100.00%	Mexico	Mexico
TotalEnergies EP Mexico S.A. de C.V.	100.00%	Mexico	Mexico
TotalEnergies EP Myanmar	100.00%	France	Myanmar
TotalEnergies EP Namibia B.V.	100.00%	Netherlands	Namibia
TotalEnergies EP Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies EP Nigeria Deepwater A Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater B Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater C Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater D Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater E Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater F Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater G Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Deepwater H Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria Ltd	100.00%	Nigeria	Nigeria
TotalEnergies EP Nigeria S.A.S.	100.00%	France	France
TotalEnergies EP Norge AS	100.00%	Norway	Norway
TotalEnergies EP Oman Block 11 B.V.	100.00%	France	Oman
TotalEnergies EP Oman S.A.S.	100.00%	France	Oman
TotalEnergies EP Petroleum Angola	100.00%	France	Angola
TotalEnergies EP Pipelines Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies EP Profils Petroliers	100.00%	France	France
TotalEnergies EP Qatar	100.00%	France	Qatar
TotalEnergies EP Qatar 2	100.00%	France	Qatar
TotalEnergies EP Ratawi Hub	100.00%	France	Iraq
TotalEnergies EP Russie	100.00%	France	Russia
TotalEnergies EP Sao Tome and Principe B.V.	100.00%	Netherlands	Angola
TotalEnergies EP Sebuku	100.00%	France	Indonesia
TotalEnergies EP Senegal	100.00%	France	Senegal
TotalEnergies EP Services Brazil B.V.	100.00%	Netherlands	Netherlands

Form 20-F 2025 TotalEnergies	F-93

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies EP South Africa Block 567 (Pty) Ltd	100.00%	South Africa	South Africa
TotalEnergies EP South Africa S.A.S.	100.00%	France	South Africa
TotalEnergies EP Suriname B.V.	100.00%	Netherlands	Suriname
TotalEnergies EP Thailand	100.00%	France	Thailand
TotalEnergies EP UAE Unconventional Gas B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP Uganda S.A.S.	100.00%	France	Uganda
TotalEnergies EP Umm Lulu SARB	100.00%	France	United Arab Emirates
TotalEnergies EP Umm Shaif Nasr B.V.	100.00%	Netherlands	United Arab Emirates
TotalEnergies EP Vostok LLC	100.00%	Russia	Russia
TotalEnergies EP Waha	100.00%	France	Libya
TotalEnergies EP Well Response	100.00%	France	France
TotalEnergies EP Western Australia Pty Ltd	100.00%	Australia	Australia
TotalEnergies EP Yemen	100.00%	France	Yemen
TotalEnergies EP Yemen Block 3 B.V.	100.00%	Netherlands	Yemen
TotalEnergies Holdings EACOP S.A.S.	100.00%	France	Uganda
TotalEnergies Holdings International B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Holdings Midstream SA	100.00%	Switzerland	Uganda
TotalEnergies Holdings Nederland B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Jack USA LLC	100.00%	United States	United States
TotalEnergies LNG Supply Services USA	100.00%	United States	United States
TotalEnergies Marine Investments LLC	100.00%	United Arab Emirates	United Arab Emirates
TotalEnergies Nature Based Solutions	100.00%	France	France
TotalEnergies Nature Based Solutions II	100.00%	France	France
TotalEnergies Nederland Facilities Management B.V.	100.00%	Netherlands	Netherlands
TotalEnergies Offshore GB Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies Offshore UK Ltd	100.00%	United Kingdom	United Kingdom
TotalEnergies Petróleo & Gás Brasil Ltda	100.00%	Brazil	Brazil
TotalEnergies Shipping Brazil B.V.	100.00%	Netherlands	Brazil
TotalEnergies Upstream Danmark A/S	100.00%	Denmark	Denmark
TotalEnergies Upstream Nigeria	100.00%	Nigeria	Nigeria
TotalEnergies Upstream UK Ltd	100.00%	United Kingdom	United Kingdom
Uintah Colorado Resources II, LLC	100.00%	United States	United States
Uintah Colorado Resources, LLC	66.67%	United States	United States

Business		% Company		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Integrated LNG
	Abu Dhabi Gas Liquefaction Company Limited	5.00%	E	United Arab Emirates	United Arab Emirates
	Adani Total Gas Ltd (e)	37.40%	E	India	India
	Adani Total LNG Singapore Pte. Ltd	50.00%	E	Singapore	Singapore
	Adani Total Private Limited	50.00%	E	India	India
	ADNOC Ruwais LNG LLC	10.00%	E	United Arab Emirates	United Arab Emirates
	AL KHARSAA SOLAR HOLDINGS B.V.	49.00%	E	Netherlands	Qatar
	Angola LNG Ltd	13.60%	E	Bermuda	Angola
	AzurVista Resources Pte. Ltd.	50.01%		Singapore	Malaysia
	BioBearn S.A.S.	100.00%		France	France
	BioDeac S.A.S.	65.00%	E	France	France
	BioGasconha S.A.S.	100.00%		France	France
	Biogaz Breuil	100.00%		France	France
	Biogaz Chatillon	100.00%		France	France
	Biogaz Corcelles	100.00%		France	France
	Biogaz Epinay	100.00%		France	France
	Biogaz Libron	100.00%		France	France
	Biogaz Milhac	100.00%		France	France
	Biogaz Soignolles	100.00%		France	France
	Biogaz Sourcing	100.00%		France	France
	Biogaz Torcy	100.00%		France	France
	Biogaz Vert Le Grand	100.00%		France	France
	Biogaz Viriat	100.00%		France	France
	BIOLOIE	95.00%		France	France
	BIONORROIS	90.00%		France	France
	BioPommeria S.A.S.	100.00%		France	France
	BioQuercy S.A.S.	66.00%	E	France	France
	Bioroussillon S.A.S.	100.00%		France	France
	Biovilleneuvois S.A.S.	100.00%		France	France
	Cameron LNG Holdings LLC	16.60%	E	United States	United States
	Central Eolica Pampa de Malaspina S.A.U.	100.00%		Argentina	Argentina
	Del Rio Funding LLC (a)	59.71%	E	United States	United States
	ECA LNG Holdings B.V.	16.60%	E	Netherlands	Netherlands
	Ecosol San Luis SAU	100.00%		Argentina	Argentina
	Fonroche Energies Renouvelables S.A.S.	100.00%		France	France
	Gas Del Litoral SRLCV	25.00%	E	Mexico	Mexico
	Global LNG North America Corporation	100.00%		United States	United States
	Global LNG S.A.S.	100.00%		France	France
	Greenwind S. A.	100.00%		Argentina	Argentina
	Gulf Total Tractebel Power Company PSJC	20.00%	E	United Arab Emirates	United Arab Emirates
	Ichthys LNG Pty Limited	26.00%	E	Australia	Australia
	Margeriaz Energie	100.00%		France	France
	Marsa LNG, LLC	80.00%	E	Oman	Oman
	Methanergy	100.00%		France	France
	Moz LNG1 Co-Financing Company	7.03%		Mozambique	Mozambique
	Moz LNG1 Holding Company Ltd	26.50%		United Arab Emirates	United Arab Emirates
	Mozambique LNG Marine Terminal Company S.A.	26.50%		Mozambique	Mozambique
	Mozambique LNG1 Financing Company Ltd	26.50%		United Arab Emirates	United Arab Emirates

F-94	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Mozambique MOF Company S.A.	26.50%		Mozambique	Mozambique
National Gas Shipping Company Limited	5.00%	E	United Arab Emirates	United Arab Emirates
Nigeria LNG Limited	15.00%	E	Nigeria	Nigeria
Oman LNG, LLC	5.54%	E	Oman	Oman
Papua LNG Development Pte Ltd	100.00%		Singapore	Papua New Guinea
POLSKA GRUPA BIOGAZOWA S.A.	50.00%	E	Poland	Poland
Qatar Liquefied Gas Company Limited (II)	16.70%	E	Qatar	Qatar
Qatar Liquified Gas Company Limited 10 (QG10) - NFS Project	25.00%	E	Qatar	Qatar
Qatar Liquified Gas Company Limited 5 (QG5) - NFE Project	25.00%	E	Qatar	Qatar
Rio Grande LNG Intermediate Holdings, LLC (b)	20.31%	E	United States	United States
Rio Grande LNG Train 4 Intermediate Holdings, LLC (d)	10.00%	E	United States	United States
SHAMS POWER COMPANY PJSC	20.00%	E	United Arab Emirates	United Arab Emirates
SN Power Invest Netherlands B.V.	51.00%	E	Netherlands	Uganda
South Hook LNG Terminal Company Limited	8.35%	E	United Kingdom	United Kingdom
Total E&P Egypt Block 2 B.V.	100.00%		Netherlands	Egypt
Total E&P Indonésie	100.00%		France	Indonesia
Total Shenergy LNG (Shanghai) Co., Ltd.	49.00%	E	China	China
TotalEnergies Australia Unit Trust (c)	0.00%		Australia	Australia
TotalEnergies Biogas Holdings USA, LLC	100.00%		United States	United States
TotalEnergies Biogaz France	100.00%		France	France
TotalEnergies CCS Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies E&P SW Texas, LLC	100.00%		United States	United States
TotalEnergies E&P Yamal	100.00%		France	France
TotalEnergies EP Angola Développement Gaz	100.00%		France	Angola
TotalEnergies EP Australia	100.00%		France	Australia
TotalEnergies EP Australia II	100.00%		France	Australia
TotalEnergies EP Australia III	100.00%		France	Australia
TotalEnergies EP Barnett USA	100.00%		United States	United States
TotalEnergies EP Central America SDN. BHD.	100.00%		Malaysia	Malaysia
TotalEnergies EP Deepwater Malaysia Sdn Bhd	100.00%		Malaysia	Malaysia
TotalEnergies EP Egypt North Ras Kanayis Offshore B.V.	100.00%		Netherlands	Egypt
TotalEnergies EP Egypte	100.00%		France	Egypt
TotalEnergies EP Exploration Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies EP Holdings Australia Pty Ltd	100.00%		Australia	Australia
TotalEnergies EP Holdings Mauritius Ltd	100.00%		Mauritius Island	Mauritius Island
TotalEnergies EP Ichthys Holdings	100.00%		France	France
TotalEnergies EP Ichthys Pty Ltd	100.00%		Australia	Australia
TotalEnergies EP JV New Zealand SDN.BHD.	100.00%		Malaysia	Malaysia
TotalEnergies EP Kenyalang (Sarawak) Sdn Bhd	100.00%		Malaysia	Malaysia
TotalEnergies EP Kundu Limited	100.00%		Papua New Guinea	Papua New Guinea
TotalEnergies EP Malaysia Holdings Sdn Bhd	100.00%		Malaysia	Malaysia
TotalEnergies EP Malaysia International Sdn. Bhd	100.00%		Malaysia	Malaysia
TotalEnergies EP Mozambique Area1, Ltda	100.00%		Mozambique	Mozambique
TotalEnergies EP Oceania Sdn Bhd	100.00%		Malaysia	Malaysia
TotalEnergies EP Oman Block 12 B.V.	100.00%		Netherlands	Oman
TotalEnergies EP Oman Development B.V.	100.00%		Netherlands	Oman
TotalEnergies EP PNG Ltd	100.00%		Papua New Guinea	Papua New Guinea
TotalEnergies EP PNG2 B.V.	100.00%		Netherlands	Papua New Guinea
TotalEnergies EP Ruwais LNG	100.00%		France	United Arab Emirates
TotalEnergies EP Sabah II Sdn Bhd	100.00%		Malaysia	Malaysia
TotalEnergies EP Sabah SDN. BHD.	100.00%		Malaysia	Malaysia
TotalEnergies EP Salmanov	100.00%		France	France
TotalEnergies EP Sarawak Inc.	100.00%		Bahamas	Malaysia
TotalEnergies EP Singapore Pte. Ltd.	100.00%		Singapore	Singapore
TotalEnergies EP Sureste Sdn. Bhd.	100.00%		Malaysia	Malaysia
TotalEnergies EP Tengah	100.00%		France	Indonesia
TotalEnergies EP Transshipment S.A.S.	100.00%		France	France
TotalEnergies EP Western Australia SDN. BHD.	100.00%		Malaysia	Malaysia
TotalEnergies Gas & Power Asia Private Limited	100.00%		Singapore	Singapore
TotalEnergies Gas & Power Holdings UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Gas & Power Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Gas & Power North America, Inc.	100.00%		United States	United States
TotalEnergies Gas & Power Services UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Gas Pipeline USA, Inc.	100.00%		United States	United States
TotalEnergies Gaz & Electricité Holdings	100.00%		France	France
TotalEnergies GLNG Australia	100.00%		France	Australia
TotalEnergies GLNG Holdings Australia S.A.S.	100.00%		France	Australia
TotalEnergies LNG Angola	100.00%		France	France
TotalEnergies LNG services France	100.00%		France	France
TotalEnergies Sviluppo Italia S.R.L.	100.00%		Italy	Italy
TotalEnergies USA International LLC	100.00%		United States	United States
TotalEnergies Yemen LNG Company Ltd	100.00%		Bermuda	Bermuda
Vientos Los Hercules S.A.U.	100.00%		Argentina	Argentina
VIENTOS SOLUTIONS, S.L.U.	100.00%		Spain	Argentina
Yamal LNG	20.02%	E	Russia	Russia
Yemen LNG Company Limited	39.62%	E	Bermuda	Yemen

Form 20-F 2025 TotalEnergies	F-95

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Business		% Company		Country of
segment	Statutory corporate name	interest	Method	incorporation	Country of operations
Integrated Power
	Abarloar Solar S.L.U.	100.00%		Spain	Spain
	Abeto Solar, S.L.U.	100.00%		Spain	Spain
	Access Building Egypt Solar One SAE	100.00%		Egypt	Egypt
	Access Egypt Solar One	100.00%		Egypt	Egypt
	Adams Liberty, LLC	100.00%		United States	United States
	ADANI GREEN ENERGY LTD	17.25%	E	India	India
	Adani Green Energy Twenty Three Limited	50.00%	E	India	India
	Adani Renewable Energy Holding Nine Limited	50.00%	E	India	India
	Adani Renewable Energy Sixty four Limited	50.00%	E	India	India
	Advanced Thermal Batteries Inc.	50.00%	E	United States	United States
	Aerospatiale Batteries (ASB)	50.00%	E	France	France
	Aerowatt Energies	65.00%	E	France	France
	Aerowatt Energies 2	51.00%	E	France	France
	AES CFE Holding III, LLC	30.00%	E	United States	United States
	AES DR Renewables Holdings, S.L	50.00%	E	Spain	Spain
	AIDA RENEWABLES SINGLE MEMBER	50.00%	E	Greece	Greece
	Alberche Conex, S.L.	100.00%		Spain	Spain
	Alcad AB	100.00%		Sweden	Sweden
	Alicante	50.00%	E	France	France
	Alicante 2	50.00%	E	France	France
	Altergie Territoires 2	44.58%	E	France	France
	Altergie Territoires 3	50.00%	E	France	France
	Altergie Territoires 5	50.00%	E	France	France
	Amber Solar Power Cinco, S.L.	65.00%	E	Spain	Spain
	Amber Solar Power Dieciseis, S.L.	65.00%	E	Spain	Spain
	AMBER SOLAR POWER VEINTICUATRO S.L.	65.00%	E	Spain	Spain
	Amura Solar, S.L.U.	100.00%		Spain	Spain
	Anayet Solar, S.L.U.	100.00%		Spain	Spain
	Anclote Solar, S.L.U.	100.00%		Spain	Spain
	Ancora Solar, S.L.U.	100.00%		Spain	Spain
	Arbotante Solar, S.L.U.	100.00%		Spain	Spain
	Armada Solar, S.L.U.	100.00%		Spain	Spain
	Atolón Solar, S.L.U.	100.00%		Spain	Spain
	Attentive Energy, LLC	56.00%	E	United States	United States
	Auriga Generacion S.L.	100.00%		Spain	Spain
	Avenir Solaire Etoile	100.00%		France	France
	Avenir Solaire Portfolio	100.00%		France	France
	Avenir Solaire Rhea	100.00%		France	France
	Avenir Solaire Tethys	100.00%		France	France
	Avenir Solaire Titan	100.00%		France	France
	Baker Creek Solar, LLC	100.00%		United States	United States
	Ballupur Solar Power Projects Private Ltd	50.00%	E	India	India
	Baltic Sea OFW O-2.2 GmbH	100.00%		Germany	Germany
	Baser Comercializadora de Referencia	100.00%		Spain	Spain
	BELHARRA	50.00%	E	France	France
	BELISE 2 SOLAIRE SERVICES	50.00%	E	France	France
	BELISE3 SOLAIRE SERVICES	50.00%	E	France	France
	Bidasoa Conex, S.L.	100.00%		Spain	Spain
	BJL11 Solar S.A.	90.00%		Brazil	Brazil
	BJL4 Solar S.A.	90.00%		Brazil	Brazil
	Bloomington Hill 1, LLC	100.00%		United States	United States
	Bloomington Hill 2, LLC	100.00%		United States	United States
	Brazoria Solar II, LLC	100.00%		United States	United States
	Brur Hail Sun, Limited Partnership	44.64%		Israel	Israel
	Budeshte Agro	100.00%		Bulgaria	Bulgaria
	Canal City Solar, LLC	100.00%		United States	United States
	Casa dos Ventos S.A.	34.00%	E	Brazil	Brazil
	Castellaneta Solar S.R.L.	100.00%		Italy	Italy
	Castille	50.00%	E	France	France
	Cefeo Solar, S.L.U.	100.00%		Spain	Spain
	Centaurus Environment S.L.U.	100.00%		Spain	Spain
	Central Eolica Terra Santa SPE I S.A.	88.77%		Brazil	Brazil
	Central Eolica Terra Santa SPE II S.A.	88.77%		Brazil	Brazil
	Centrale Eolienne Alaincourt	100.00%		France	France
	Centrale Eolienne De La Vallee Gentillesse	74.80%		France	France
	Centrale Eolienne Mont de l'Arbre III	100.00%		France	France
	Centrale Eolienne RENFR 220	100.00%		France	France
	Centrale Eolienne Vallée de la Craie	100.00%		France	France
	Centrale Hydroélectrique Alas	100.00%		France	France
	Centrale Hydroélectrique Arvan	100.00%		France	France
	Centrale Hydroélectrique Barbaira	100.00%		France	France
	Centrale Hydroélectrique Bonnant	100.00%		France	France
	Centrale Hydroélectrique Gavet	100.00%		France	France
	Centrale Hydroélectrique Miage	100.00%		France	France
	Centrale Hydroélectrique Previnquieres	100.00%		France	France
	Centrale Photovoltaique De Merle Sud	40.58%	E	France	France
	Centrale Solaire 2	100.00%		France	France
	Centrale Solaire 21.09-5	100.00%		France	France
	Centrale Solaire APV R&D	100.00%		France	France
	Centrale Solaire Autoprod	100.00%		France	France

F-96	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Centrale Solaire Autoroutes PV BFC	100.00%		France	France
Centrale Solaire Beauce Val de Loire	60.00%		France	France
Centrale Solaire Chemin De Melette	51.00%	E	France	France
Centrale Solaire De Cazedarnes	75.00%		France	France
Centrale Solaire de La Bezassade	100.00%		France	France
Centrale Solaire Dom	100.00%		France	France
Centrale Solaire Du Lavoir	60.00%		France	France
Centrale Solaire Estarac	35.00%	E	France	France
Centrale Solaire Golbey	51.05%	E	France	France
Centrale Solaire Guinots	60.00%	E	France	France
Centrale Solaire Heliovale	59.63%	E	France	France
Centrale Solaire La Jouannetterie	100.00%		France	France
Centrale Solaire La Potence	100.00%		France	France
Centrale Solaire La Roquette	100.00%		France	France
Centrale Solaire La Tastere	60.00%	E	France	France
Centrale Solaire Le Carteyrou	100.00%		France	France
Centrale Solaire Les Cordeliers	83.98%		France	France
Centrale Solaire Les Cordeliers 2	75.00%		France	France
Centrale Solaire l'Estrade	100.00%		France	France
Centrale Solaire Lodes	50.00%	E	France	France
Centrale Solaire Lot 1	100.00%		France	France
Centrale Solaire Macouria	100.00%		France	France
Centrale Solaire Marlan	100.00%		France	France
Centrale Solaire Mazeran Lr	50.00%	E	France	France
Centrale Solaire Merle Sud 2	60.00%	E	France	France
Centrale Solaire Olinoca	10.00%	E	France	France
Centrale Solaire Ombrieres Cap Agathois	83.98%		France	France
Centrale Solaire Ombrieres De Blyes	60.00%		France	France
Centrale Solaire Plateau De Pouls	51.00%		France	France
Centrale Solaire Pouy Negue	100.00%		France	France
Centrale Solaire RENFR 331	100.00%		France	France
Centrale Solaire RENFR 397	100.00%		France	France
Centrale Solaire RENFR 412	100.00%		France	France
Centrale Solaire RENFR 422	100.00%		France	France
Centrale Solaire RENFR 440	100.00%		France	France
Centrale Solaire RENFR 450	100.00%		France	France
Centrale Solaire RENFR 453	100.00%		France	France
Centrale Solaire RENFR 627	100.00%		France	France
Centrale Solaire RENFR 629	100.00%		France	France
Centrale Solaire Roquecamude	100.00%		France	France
Centrale Solaire SRG Energy	80.00%	E	France	France
Centrale Solaire Terre du Roi	100.00%		France	France
Centrale Solaire Toiture Josse	60.00%	E	France	France
Centrale Solaire TQ 3	100.00%		France	France
Centrale Solaire Vauvoix	60.00%	E	France	France
Cerezo Solar, S.L.U.	100.00%		Spain	Spain
CH ARDON	100.00%		France	France
Chudiala Solar Power Projects Private Ltd	50.00%	E	India	India
Cidra Solar, S.L.U.	100.00%		Spain	Spain
Circinus Energy, S.L.U.	100.00%		Spain	Spain
Clean Energy	100.00%		Italy	Italy
Clean Energy 1	100.00%		Italy	Italy
Clinton & Montpelier Solar Class B HoldCo, LLC	100.00%		United States	United States
Clinton & Montpelier Solar Class B Member, LLC	100.00%		United States	United States
Clinton & Montpelier Solar TE Partnership,LLC	100.00%		United States	United States
Clinton Solar, LLC	100.00%		United States	United States
Colorado Bend I Power, LLC	100.00%		United States	United States
Colorado Bend Services, LLC	50.00%	E	United States	United States
Columba Renovables S.L.U.	100.00%		Spain	Spain
Comanche Solar, LLC	100.00%		United States	United States
Core Energy Development, LLC	100.00%		United States	United States
Core Fund 1, LLC	100.00%		United States	United States
Core Solar Capital, LLC	100.00%		United States	United States
Core Solar Data, LLC	100.00%		United States	United States
Core Solar Development, LLC	100.00%		United States	United States
Core Solar DG, LLC	100.00%		United States	United States
Core Solar Holdings I, LLC	100.00%		United States	United States
Core Solar Land Holdings I, LLC	100.00%		United States	United States
Core Solar SPV X, LLC	100.00%		United States	United States
Core Solar SPV XV, LLC	100.00%		United States	United States
Core Solar SPV XXIV, LLC	100.00%		United States	United States
Core Solar, LLC	100.00%		United States	United States
Cottonwood Bayou Storage, LLC	100.00%		United States	United States
Cottonwood Solar Cash Equity HoldCo, LLC	100.00%		United States	United States
Cottonwood Solar Class B HoldCo, LLC	50.00%	E	United States	United States
Cowtown Solar, LLC	100.00%		United States	United States
Crc Kern Front Tugboat, LLC	100.00%		United States	United States
CS Anacona 1A, LLC	100.00%		United States	United States
CS Anacona 1B, LLC	100.00%		United States	United States
CS Anacona 1C, LLC	100.00%		United States	United States
CS Anacona 1D, LLC	100.00%		United States	United States
CS Black Oak A, LLC	100.00%		United States	United States
CS Black Oak B, LLC	100.00%		United States	United States
CS Clare, LLC	100.00%		United States	United States

Form 20-F 2025 TotalEnergies	F-97

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

CS Danville, LLC	100.00%		United States	United States
CS Kernan A, LLC	100.00%		United States	United States
CS Kernan B, LLC	100.00%		United States	United States
CS Kernan C, LLC	100.00%		United States	United States
CS Kernan D, LLC	100.00%		United States	United States
CS LES BRANDES	100.00%		France	France
CS Long Point 1, LLC	100.00%		United States	United States
CS Long Point 2A, LLC	100.00%		United States	United States
CS Long Point 2B, LLC	100.00%		United States	United States
CS RENFR 436	100.00%		France	France
CS RENFR 603	100.00%		France	France
CS RENFR 618	100.00%		France	France
CS RENFR 693	100.00%		France	New Caledonia
CS Spring Lake, LLC	100.00%		United States	United States
CS Streator, LLC	100.00%		United States	United States
CS ZABO 2	100.00%		France	France
CWB I Storage Class B HoldCo, LLC	100.00%		United States	United States
CWB I Storage Class B Member, LLC	100.00%		United States	United States
CWB I Storage TE Partnership, LLC	100.00%		United States	United States
Cygnus Environment, S.L.U.	100.00%		Spain	Spain
Decatur Northwest 1 LLC	100.00%		United States	United States
Decatur Notrhwest 2, LLC	100.00%		United States	United States
DEMOSITES2022	100.00%		France	France
DG Italy ASSETCO1 S.R.L	100.00%		Italy	Italy
Dracena I Parque Solar S.A.	100.00%		Brazil	Brazil
Dracena II Parque Solar S.A.	100.00%		Brazil	Brazil
Dracena IV Parque Solar S.A.	100.00%		Brazil	Brazil
Driza Solar, S.L.U.	100.00%		Spain	Spain
Dubovo Energy	100.00%		Bulgaria	Bulgaria
Eclipse Solar SpA	100.00%		Chile	Chile
Edelweis Solar, S.L.U.	100.00%		Spain	Spain
Eden Mumbai Solar Private Ltd	50.00%	E	India	India
Eden Renewable Cite Private Ltd	50.00%	E	India	India
Eden Renewable Ranji Private Ltd	50.00%	E	India	India
Eden Solar Energy Gurgaon Private Ltd	50.00%	E	India	India
Eden Solar Rajdhani Private Ltd	50.00%	E	India	India
El Bosc	60.00%	E	France	France
ENEOS TotalEnergies Renewables Solar Development Japan G.K.	50.00%	E	Japan	Japan
Energia SI	100.00%		Italy	Italy
Energy Solaire Services Mangassaye	50.00%	E	France	France
Eneryo S.A.S.	100.00%		France	France
Enwind	98.00%		Poland	Poland
Eol Maral I SPE S.A.	100.00%		Brazil	Brazil
Eol Maral II SPE S.A.	100.00%		Brazil	Brazil
Eole Boin	100.00%		France	France
Eole Champagne Conlinoise	66.00%	E	France	France
Eole Dadoud	100.00%		France	France
Eole Fonds Caraibes	100.00%		France	France
Eole Grand Maison	100.00%		France	France
Eole La Montagne	87.60%		France	France
Eole La Perriere S.A.R.L.	100.00%		France	France
Eole La Plaine	100.00%		France	France
Eole Morne Carriere	100.00%		France	France
Eole Yate	100.00%		France	France
EOLES FUTUR LILET	100.00%		France	France
Eólica da Boneca - Empreendimentos Eólicos S.A.	33.00%	E	Portugal	Portugal
EOLIENNES DE BOSJEAN	100.00%		France	France
EOLIENNES DE BULEON	100.00%		France	France
EOLIENNES DE FADOUMAL	100.00%		France	France
EOLIENNES DE GRANGE NEUVE	100.00%		France	France
EOLIENNES DE GUEHENNO	100.00%		France	France
EOLIENNES DE LA CHAPPELLE AU MANS	100.00%		France	France
EOLIENNES DE ROUGE	100.00%		France	France
EOLIENNES DE TORTEBESSE	100.00%		France	France
Eoliennes des Portes de Brâmes Benaize	100.00%		France	France
EOLIENNES DES TROIS PLAINES	100.00%		France	France
Eolmed	20.00%	E	France	France
Eren do Brasil Participações e Consultoria em Energia Ltda.	99.81%		Brazil	Brazil
Eren Maral Participações S.A.	100.00%		Brazil	Brazil
Eren Terra Santa Participações S.A.	94.22%		Brazil	Brazil
E-Vento Cirò	100.00%		Italy	Italy
Evergreen Solar, LLC	100.00%		United States	United States
ExGen Texas Power, LLC	100.00%		United States	United States
Falla Solar, S.L.U.	100.00%		Spain	Spain
FE Tutly Solar LLC	100.00%		Uzbekistan	Uzbekistan
FEN sp. z o.o.	100.00%		Poland	Poland
Fleming Solar, LLC	100.00%		United States	United States
Fluxsol	100.00%		France	France
FPV Blanchard	100.00%		France	France
Friemann & Wolf Batterietechnick GmbH	100.00%		Germany	Germany
Futur Portfolio	100.00%		France	France
G.K. Succeed Tsu Haze	45.00%	E	Japan	Japan

F-98	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Galibier	50.00%	E	France	France
Gallocanta Solar, S.L.U.	100.00%		Spain	Spain
Garonne-et-Canal Energies	100.00%		France	France
GENERACIÓN FOTOVOLTAICA DEHESA NUEVA DEL REY, S.L.U.	100.00%		Spain	Spain
Geomundo Offshore Wind Power Co., Ltd.	42.50%	E	South Korea	South Korea
Glaciere De Palisse	100.00%		France	France
Global Energy	100.00%		Bulgaria	Bulgaria
Global Solar Services	100.00%		France	France
Go Electric	100.00%		United States	United States
Golden Triangle Solar, LLC	100.00%		United States	United States
Goleta Solar, S.L.U.	100.00%		Spain	Spain
GRAND RIVIERE EOLIEN STOCKAGE SERVICES	33.00%	E	France	France
Gray Whale Offshore Wind Power No.1 Co., Ltd	42.50%	E	South Korea	South Korea
Gray Whale Offshore Wind Power No.2 Co., Ltd	42.50%	E	South Korea	South Korea
Gray Whale Offshore Wind Power No.3 Co., Ltd	42.50%	E	South Korea	South Korea
Grillete Solar, S.L.U.	100.00%		Spain	Spain
GT R4 Holdings Limited	50.00%	E	United Kingdom	United Kingdom
Haeparang Energy Co. Ltd	70.00%		South Korea	South Korea
Haiding one international investment co Ltd	50.00%	E	TaIwan	TaIwan
Haiding three international investment co Ltd	50.00%	E	TaIwan	TaIwan
Haiding two international investment co Ltd	50.00%	E	TaIwan	TaIwan
Hanwha Total Solar II, LLC	50.00%	E	United States	United States
Hanwha Total Solar, LLC	50.00%	E	United States	United States
Helio 971	100.00%		France	France
Helio 974 Sol 1	59.88%		France	France
Helio Fonds Caraibes	100.00%		France	France
Helio L'R	100.00%		France	France
Helio Prony Resources New Caledonia	100.00%		New Caledonia	New Caledonia
Helio Saint Benoit	100.00%		France	France
Helio Wabealo	100.00%		France	France
Helix Project V, LLC	100.00%		United States	United States
HETTY	100.00%		France	France
HFV Montenero	100.00%		Italy	Italy
HFV Salentina	50.00%	E	Italy	Italy
Horseshoe Kelly 1, LLC	100.00%		United States	United States
Horseshoe Kelly 2, LLC	100.00%		United States	United States
HT Solar Holdings II, LLC	50.00%	E	United States	United States
HT Solar Holdings III, LLC	50.00%	E	United States	United States
HTS Holdings LLC	50.00%	E	United States	United States
Hydro 974	100.00%		France	France
HYDRO TINEE	100.00%		France	France
Hydromons	100.00%		France	France
Inov	100.00%		Italy	Italy
Iron Solar Class A Member 1, LLC	100.00%		United States	United States
IS23 Georgia P2 LLC	100.00%		United States	United States
Ise Total Nanao Power Plant G.K.	50.00%	E	Japan	Japan
Jammerland Bay Nearshore A/S	85.00%		Denmark	Denmark
Jingdan New Energy investment (Shanghai) Co. Ltd	49.00%	E	China	China
Keith Solar I, LLC	100.00%		United States	United States
Kidds Store	100.00%		United States	United States
KSF Holding Trust	57.50%	E	Australia	Australia
Kyon Energy Finance GmbH	100.00%		Germany	Germany
Kyon Energy Solutions GmbH	100.00%		Germany	Germany
LA Basin Solar I, LLC	100.00%		United States	United States
La Compagnie Electrique de Bretagne	50.00%	E	France	France
La Metairie Neuve	25.00%	E	France	France
La Quercia Solar S.R.L	100.00%		Italy	Italy
La Seauve	40.00%	E	France	France
Lanuza Solar, S.L.U.	100.00%		Spain	Spain
LaPorte Power, LLC	100.00%		United States	United States
Lauderdale Solar, LLC	100.00%		United States	United States
Laurel Energy Center, LLC	100.00%		United States	United States
Laurens Solar I, LLC	100.00%		United States	United States
Le Bois Joli	100.00%		France	France
Lemoore Stratford Land Holdings IV, LLC	100.00%		United States	United States
Les ailes de Taillard	50.00%	E	France	France
LES VENTS MEUSE SUD	100.00%		France	France
Leuret	50.00%	E	France	France
Lillebaelt Holdco A/S	85.00%		Denmark	Denmark
Lillebaelt Vind A/S	72.25%		Denmark	Denmark
Lorance Creek Solar, LLC	100.00%		United States	United States
Lorca	50.00%	E	France	France
Luce Solar SpA	100.00%		Chile	Chile
Luminora Solar Cinco, S.L.	65.00%	E	Spain	Spain
Maenggoldo Offshore Wind Power Co., Ltd	42.50%	E	South Korea	South Korea
Martianez Solar, S.L.U.	100.00%		Spain	Spain
Marysville Unified School District Solar, LLC	100.00%		United States	United States
Mastil Solar, S.L.U.	100.00%		Spain	Spain
Mauricio Solar, S.L.U.	100.00%		Spain	Spain
Maverick Equity Holding	50.00%	E	United States	United States
Maverick Sponsor Member,LLC	100.00%		United States	United States
Meco 8	100.00%		France	France
Medha Energy Private Ltd	50.00%	E	India	India

Form 20-F 2025 TotalEnergies	F-99

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Merysol	50.00%	E	France	France
MILIN SILIEG	100.00%		France	France
Mishmar HaNegev Sun, Limited Partnership	44.64%		Israel	Israel
Missiles & Space Batteries Limited	50.00%	E	United Kingdom	United Kingdom
Miyagi Osato Solar Park G.K.	45.00%	E	Japan	Japan
Miyako Kuzakai Solarpark G.K.	50.00%	E	Japan	Japan
M-KAT Green Limited Liability Partnership	100.00%		Kazakhstan	Kazakhstan
Montpelier Solar, LLC	100.00%		United States	United States
Morena Solar, S.L.U.	100.00%		Spain	Spain
Mulilo Prieska PV (RF) Proprietary Limited	27.00%	E	South Africa	South Africa
Mustang Creek Solar, LLC	100.00%		United States	United States
Myrtle Storage Cash Equity HoldCo, LLC	100.00%		United States	United States
Myrtle Storage Class B HoldCo, LLC	100.00%		United States	United States
Myrtle Storage Class B Member, LLC	100.00%		United States	United States
Myrtle Storage TE Partnership, LLC	100.00%		United States	United States
Myrtle Storage, LLC	100.00%		United States	United States
New Green Energy Services	100.00%		France	France
Nomad Solar	100.00%		Kazakhstan	Kazakhstan
North Sea OFW N-11.2 GmbH	100.00%		Germany	Germany
North Sea OFW N-12.1 GmbH	100.00%		Germany	Germany
Nouvelle Centrale Eolienne de Lastours	50.00%	E	France	France
Nova Solar Project	100.00%		Canada	Canada
Nuza Solar, S.L.U.	100.00%		Spain	Spain
Ombrea	100.00%		France	France
OmbreaAOI2022	100.00%		France	France
Ophelia Solar, LLC	100.00%		United States	United States
Oranje Wind Power II B.V.	50.00%	E	Netherlands	Netherlands
Orchard Capital S.L.	65.00%	E	Spain	Spain
OSKVOLT Battery Services KB	100.00%		Sweden	Sweden
Oyen Wind Alberta Inc.	100.00%		Canada	Canada
Parc Eolien de Cassini	50.00%	E	France	France
Parc Eolien de l'Equinville	100.00%		France	France
Parc Eolien Du Coupru	50.00%	E	France	France
Parc Eolien Du Vilpion	50.00%	E	France	France
Parc Photovoltaique de Puyloubier	100.00%		France	France
Parc Solaire du Lorrain	100.00%		France	France
Parco Eolico La Guardia S.R.L.	100.00%		Italy	Italy
Parque Fotovoltaico Alicahue Solar SpA	100.00%		Chile	Chile
Parque Fotovoltaico Santa Adriana Solar SpA	100.00%		Chile	Chile
Parsifal Co	50.00%	E	Portugal	Portugal
Piedra Solar, LLC	100.00%		United States	United States
Pigeon Run Solar, LLC	100.00%		United States	United States
Pilastra Solar, S.L.U.	100.00%		Spain	Spain
Plum Creek Solar, LLC	100.00%		United States	United States
Pontenure Solar S.R.L.	100.00%		Italy	Italy
Portalon Solar, S.L.U.	100.00%		Spain	Spain
Pos Production Ii	60.00%		France	France
Pos Production V	70.00%		France	France
Poste HTB du Mont de L'Arbre	100.00%		France	France
Postigo Solar, S.L.U.	100.00%		Spain	Spain
Postor Solar, S.L.U.	100.00%		Spain	Spain
PT TATS Indonesia	100.00%		Indonesia	Indonesia
Quadra Energy GmbH	100.00%		Germany	Germany
Quadrica	51.00%	E	France	France
Quilla Solar, S.L.U.	100.00%		Spain	Spain
Rabiza Solar, S.L.U.	100.00%		Spain	Spain
Rainbow LuxCo S.à.r.l.	100.00%		Luxembourg	Luxembourg
Rainbow MidCo GmbH	100.00%		Germany	Germany
Rainbow TopCo GmbH	100.00%		Germany	Germany
Randolph Solar I, LLC	100.00%		United States	United States
Rececho Solar, S.L.U.	100.00%		Spain	Spain
Recova Solar, S.L.U.	100.00%		Spain	Spain
Regata Solar, S.L.U.	100.00%		Spain	Spain
Renewable Energy Seagreen Holdco Limited	50.00%	E	United Kingdom	United Kingdom
Risen Bangladesh SKS Pte Ltd	100.00%		Bangladesh	Singapore
Risen Energy (Cambodia) Battambang Co. Ltd	100.00%		Cambodia	Cambodia
RLA Solar SpA	100.00%		Chile	Chile
Rockford Brook A, LLC	100.00%		United States	United States
Rockford Brook B, LLC	100.00%		United States	United States
Rocky Creek Solar, LLC	100.00%		United States	United States
Rolling Green Solar, LLC	100.00%		United States	United States
Rolling Plains Solar, LLC	100.00%		United States	United States
Rönesans Enerji Üretim ve Ticaret Anonim Șirketi	50.00%	E	Turkey	Turkey
Runway Solar, LLC	100.00%		United States	United States
Saft (Zhuhai FTZ) Batteries Company Limited	100.00%		China	China
Saft (Zhuhai) Energy Storage Co.	100.00%		China	China
Saft AB	100.00%		Sweden	Sweden
Saft America Inc.	100.00%		United States	United States
Saft Australia Pty Limited	100.00%		Australia	Australia
Saft Batterias SL	100.00%		Spain	Spain
Saft Batterie Italia S.R.L.	100.00%		Italy	Italy
Saft Batterien GmbH	100.00%		Germany	Germany
Saft Batteries Pte Limited	100.00%		Singapore	Singapore
Saft Batteries Pty Limited	100.00%		Australia	Australia

F-100	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Saft Do Brasil Ltda	100.00%		Brazil	Brazil
Saft EV S.A.S.	100.00%		France	France
Saft Ferak AS	100.00%		Czech Republic	Czech Republic
Saft Groupe S.A.S.	100.00%		France	France
Saft Hong Kong Limited	100.00%		Hong Kong	Hong Kong
Saft India Private Limited	100.00%		India	India
Saft Japan KK	100.00%		Japan	Japan
Saft Limited	100.00%		United Kingdom	United Kingdom
Saft LLC	100.00%		Russia	Russia
Saft Nife ME Limited	100.00%		Cyprus	Cyprus
Saft S.A.S.	100.00%		France	France
SAINT FRANCOIS 3 SOLAIRE SERVICES	50.00%	E	France	France
San Luis Obispo Solar I, LLC	100.00%		United States	United States
Sanabria Solar, S.L.U.	100.00%		Spain	Spain
Sanders Creek Solar, LLC	100.00%		United States	United States
SAS MONTJOLY SOLAIRE SERVICES	33.00%	E	France	France
SERVIZI RINNOVABILI SRL	100.00%		Italy	Italy
SGIP SLB Holdco 1, LLC	100.00%		United States	United States
SGIP SLB I, LLC	100.00%		United States	United States
Shakumbhari Solar Power Projects Private Ltd	50.00%	E	India	India
SIIF EDF EN Israel Ltd.	51.02%		Israel	Israel
Sistemi Energie Calabria S.R.L.	100.00%		Italy	Italy
SN Power AS	100.00%		Norway	Norway
Société Champenoise d'Energie	16.00%	E	France	France
Société d'Exploitation du Soleil du Haut-Deffens	100.00%		France	France
Société Economie Mixte Production Energetique Renouvelable	35.92%	E	France	France
SOCIETE SOLAIRE DE BOUZAC	100.00%		France	France
Sol Holding, LLC	50.00%	E	United States	United States
SOLAIRE HABITAT SOCIAL	100.00%		France	France
Solar Barocco	100.00%		Italy	Italy
Solar Carport NJ, LLC	100.00%		United States	United States
Solar Energies	65.00%	E	France	France
Solar Life Energy	100.00%		Italy	Italy
Solar Star Academia 1, LLC	100.00%		United States	United States
Solar Star Addison North, LLC	100.00%		United States	United States
Solar Star Allegany South, LLC	100.00%		United States	United States
Solar Star Always Low Prices Hi, LLC	100.00%		United States	United States
Solar Star Appling Peaches, LLC	100.00%		United States	United States
Solar Star Arizona HMR-1, LLC	100.00%		United States	United States
Solar Star Baltimore Carney, LLC	100.00%		United States	United States
Solar Star Bay City 2, LLC	100.00%		United States	United States
Solar Star Big Apple BTM, LLC	100.00%		United States	United States
Solar Star Big Apple CDG B, LLC	100.00%		United States	United States
Solar Star Big Apple CDG,LLC	100.00%		United States	United States
Solar Star Big Spring, LLC	100.00%		United States	United States
Solar Star Blakeslee 2, LLC	100.00%		United States	United States
Solar Star Brancos, LLC	100.00%		United States	United States
Solar Star Buchanan 2, LLC	100.00%		United States	United States
Solar Star California LXXV, LLC	100.00%		United States	United States
Solar Star California LXXVI, LLC	100.00%		United States	United States
Solar Star California XXXV, LLC	100.00%		United States	United States
Solar Star California XXXVI, LLC	100.00%		United States	United States
Solar Star California XXXVIII, LLC	100.00%		United States	United States
Solar Star Cambridge 1, LLC	100.00%		United States	United States
Solar Star Cantil 1, LLC	100.00%		United States	United States
Solar Star Carbondale 1, LLC	100.00%		United States	United States
Solar Star Carlsbad 1, LLC	100.00%		United States	United States
Solar Star Castlemont HS, LLC	100.00%		United States	United States
Solar Star CCC Detention Center, LLC	100.00%		United States	United States
Solar Star Central Light, LLC	100.00%		United States	United States
Solar Star Charlotte 1, LLC	100.00%		United States	United States
Solar Star Christie Hill LLC	100.00%		United States	United States
Solar Star Clovis Curry North, LLC	100.00%		United States	United States
Solar Star Clovis Curry South, LLC	100.00%		United States	United States
Solar Star Co Co 2500, LLC	100.00%		United States	United States
Solar Star Colorado II, LLC	100.00%		United States	United States
Solar Star Cougars, LLC	100.00%		United States	United States
Solar Star CRC Kern Front, LLC	100.00%		United States	United States
Solar Star CRC Mt. Poso, LLC	100.00%		United States	United States
Solar Star CRC North Shafter, LLC	100.00%		United States	United States
Solar Star CRC Pier A West, LLC	100.00%		United States	United States
Solar Star CRC Yowlumne 1 North, LLC	100.00%		United States	United States
Solar Star CRC Yowlumne 2 South, LLC	100.00%		United States	United States
Solar Star Dornsife 1, LLC	100.00%		United States	United States
Solar Star Dorothy Avenue, LLC	100.00%		United States	United States
Solar Star Fort Atkinson South, LLC	100.00%		United States	United States
Solar Star Frontier BESS, LLC	100.00%		United States	United States
Solar Star Gloucester 1, LLC	100.00%		United States	United States
Solar Star Gloucester 2, LLC	100.00%		United States	United States
Solar Star Goodwin Storage, LLC	100.00%		United States	United States
Solar Star Harbor, LLC	100.00%		United States	United States
Solar Star Harpst Arcata, LLC	100.00%		United States	United States
Solar Star Hartford South, LLC	100.00%		United States	United States

Form 20-F 2025 TotalEnergies	F-101

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Solar Star Hawley 1, LLC	100.00%	United States	United States
Solar Star HD Maryland, LLC	100.00%	United States	United States
Solar Star HD New Jersey, LLC	100.00%	United States	United States
Solar Star HD New York, LLC	100.00%	United States	United States
Solar Star Herald Square 1, LLC	100.00%	United States	United States
Solar Star Hernwood, LLC	100.00%	United States	United States
Solar Star Hubbardson South, LLC	100.00%	United States	United States
Solar Star Irvine Civic Center, LLC	100.00%	United States	United States
Solar Star Jal, LLC	100.00%	United States	United States
Solar Star Kennedale Storage, LLC	100.00%	United States	United States
Solar Star Kern Lerdo Facility, LLC	100.00%	United States	United States
Solar Star Khsd, LLC	100.00%	United States	United States
Solar Star LA County High Desert, LLC	100.00%	United States	United States
Solar Star Lake Mills 1, LLC	100.00%	United States	United States
Solar Star LCR Culver City, LLC	100.00%	United States	United States
Solar Star LCR Irvine, LLC	100.00%	United States	United States
Solar Star LCR Split 2, LLC	100.00%	United States	United States
Solar Star Light Park, LLC	100.00%	United States	United States
Solar Star Lompoc Diatomite 1, LLC	100.00%	United States	United States
Solar Star Lone Star Fiberglass, LLC	100.00%	United States	United States
Solar Star Long Peaches, LLC	100.00%	United States	United States
Solar Star Los Lunas 2 LLC	100.00%	United States	United States
Solar Star Los Lunas, LLC	100.00%	United States	United States
Solar Star MA - Tewksbury, LLC	100.00%	United States	United States
Solar Star Massachusetts II, LLC	100.00%	United States	United States
Solar Star Massachusetts III, LLC	100.00%	United States	United States
Solar Star Mayfield 1, LLC	100.00%	United States	United States
Solar Star Maynard 1, LLC	100.00%	United States	United States
Solar Star Mifflinburg 1, LLC	100.00%	United States	United States
Solar Star Millville Rohrsburg, LLC	100.00%	United States	United States
Solar Star Millville, LLC	100.00%	United States	United States
Solar Star North Herty Storage, LLC	100.00%	United States	United States
Solar Star Oakland Technical HS, LLC	100.00%	United States	United States
Solar Star Orangeville 2, LLC	100.00%	United States	United States
Solar Star Orangeville Eagle, LLC	100.00%	United States	United States
Solar Star Palmyra North, LLC	100.00%	United States	United States
Solar Star Parent CRC Kern Front, LLC	100.00%	United States	United States
Solar Star Parent CRC Mt. Poso, LLC	100.00%	United States	United States
Solar Star Parent CRC North Shafter, LLC	100.00%	United States	United States
Solar Star Parent CRC Pier A West, LLC	100.00%	United States	United States
Solar Star Parent CRC Yowlumne 1 North, LLC	100.00%	United States	United States
Solar Star Parent CRC Yowlumne 2 South, LLC	100.00%	United States	United States
Solar Star Pennsauken, LLC	100.00%	United States	United States
Solar Star Pleasant Mount 1, LLC	100.00%	United States	United States
Solar Star Pleasant Mount 2, LLC	100.00%	United States	United States
Solar Star PTC 1, LLC	100.00%	United States	United States
Solar Star PTC 2, LLC	100.00%	United States	United States
Solar Star PUSD Monache, LLC	100.00%	United States	United States
Solar Star PUSD Porterville HS LLC	100.00%	United States	United States
Solar Star Saft Valdosta, LLC	100.00%	United States	United States
Solar Star Santa Ana HS, LLC	100.00%	United States	United States
Solar Star Serving Science 2, LLC	100.00%	United States	United States
Solar Star Seventeen Peaches, LLC	100.00%	United States	United States
Solar Star Storage Texas, LLC	100.00%	United States	United States
Solar Star Tift Toombs Peaches, LLC	100.00%	United States	United States
Solar Star Timberville 1, LLC	100.00%	United States	United States
Solar Star Timberville 2, LLC	100.00%	United States	United States
Solar Star Track Southern Ave 1, LLC	100.00%	United States	United States
Solar Star Tranquility, LLC	100.00%	United States	United States
Solar Star Unkety Brook, LLC	100.00%	United States	United States
Solar Star Urbana Landfill South, LLC	100.00%	United States	United States
Solar Star Vegas 1, LLC	100.00%	United States	United States
Solar Star Virginia Holdco, LLC	100.00%	United States	United States
Solar Star Ware 1, LLC	100.00%	United States	United States
Solar Star Western Hills Storage, LLC	100.00%	United States	United States
Solar Star Whitewater South, LLC	100.00%	United States	United States
Solar Star Wholesome Portland, LLC	100.00%	United States	United States
Solarfarm Brzezinka sp. z o.o.	100.00%	Poland	Poland
Solarstar Ma I, LLC	100.00%	United States	United States
SolarStorage Fund A, LLC	100.00%	United States	United States
SolarStorage Fund B, LLC	100.00%	United States	United States
SolarStorage Fund C, LLC	100.00%	United States	United States
SolarStorage Fund D, LLC	100.00%	United States	United States
SOLEIL DE BAGNOLS	100.00%	France	France
SOLEIL DE BALSAC	100.00%	France	France
SOLEIL DE GAUJAC	100.00%	France	France
SOLEIL D'IZERNORE	100.00%	France	France
Solenergy	100.00%	Italy	Italy
Sombrero Solar, LLC	100.00%	United States	United States
Spinnaker Solar, S.L.U.	100.00%	Spain	Spain
Springwater Solar, LLC	100.00%	United States	United States
SPWR SS 1, LLC	100.00%	United States	United States
Strongstown Solar, LLC	100.00%	United States	United States
SunPower Bobcat Solar, LLC	100.00%	United States	United States

F-102	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

SunPower Commercial FTB Construction, LLC	100.00%		United States	United States
SunPower Helix I, LLC	100.00%		United States	United States
SunPower NY CDG 1, LLC	100.00%		United States	United States
SunPower Revolver HoldCo I Parent, LLC	100.00%		United States	United States
SunPower Revolver HoldCo I, LLC	100.00%		United States	United States
Sunzil	50.00%	E	France	France
Swingletree Operations, LLC	100.00%		United States	United States
Tadiran Batteries GmbH	100.00%		Germany	Germany
Tadiran Batteries Limited	100.00%		Israel	Israel
Talmei Eliyahu Green Energies Ltd.	46.94%		Israel	Israel
Terrilvoltaïque de Ronchamp et Magny-Danigon	40.80%	E	France	France
TexGen Power, LLC	100.00%		United States	United States
TNE Holdco 1 Ltd	100.00%		United Kingdom	United Kingdom
Tosca Holdco, LLC	50.00%	E	United States	United States
Total Envision Energy Services (Shanghai) Co., Ltd	50.00%	E	China	China
Total Eren H2	80.00%	E	France	France
Total Tractebel Emirates O&M Company	50.00%	E	France	United Arab Emirates
Total Tractebel Emirates Power Company	50.00%	E	France	United Arab Emirates
TotalEnergies - Centrale Electrique Bayet	100.00%		France	France
TotalEnergies - Centrale Electrique Marchienne-au-Pont	100.00%		Belgium	Belgium
TotalEnergies - Centrale Electrique Pont-sur-Sambre	100.00%		France	France
TotalEnergies - Centrale Electrique Saint-Avold	100.00%		France	France
TotalEnergies - Centrale Electrique Toul	100.00%		France	France
TotalEnergies Alamo Solar, S.L.U.	100.00%		Spain	Spain
TotalEnergies Andromeda Solar, S.L.U.	100.00%		Spain	Spain
TotalEnergies B Solar, LLC	100.00%		United States	United States
TotalEnergies BZ Holdco, LLC	100.00%		United States	United States
TotalEnergies C HoldCo, LLC	100.00%		United States	United States
TotalEnergies Carolina Long Bay, LLC	100.00%		United States	United States
TotalEnergies Clientes	100.00%		Spain	Spain
TotalEnergies CWB 1 Solar, LLC	100.00%		United States	United States
TotalEnergies DF Solar, LLC	100.00%		United States	United States
TotalEnergies Distributed Generation Assets USA, LLC	100.00%		United States	United States
TotalEnergies Distributed Generation Operations Holdco USA, LLC	100.00%		United States	United States
TotalEnergies Distributed Generation Philippines Inc.	100.00%		United States	United States
TotalEnergies Distributed Generation USA, LLC	100.00%		United States	United States
TotalEnergies Dracena Participaçoes	100.00%		Brazil	Brazil
TotalEnergies Electricidad y Gas España	100.00%		Spain	Spain
TotalEnergies Electricité et Gaz France	100.00%		France	France
TotalEnergies ENEOS Renewables Distributed Generation Asia Pte.Ltd	50.00%	E	Singapore	Singapore
TotalEnergies Flexible Power USA, LLC	100.00%		United States	United States
TotalEnergies H Solar, LLC	100.00%		United States	United States
TotalEnergies HI Holdco, LLC	100.00%		United States	United States
TotalEnergies HI II Holdco, LLC	100.00%		United States	United States
TotalEnergies Integrated Power ESS Belgium	100.00%		Belgium	Belgium
TotalEnergies L Wind Holdco, LLC	100.00%		United States	United States
TotalEnergies Marahu Holding, LLC	100.00%		United States	United States
TotalEnergies Montpelier Solar Holdco, LLC	100.00%		United States	United States
TotalEnergies Offshore Wind Korea	100.00%		France	France
TotalEnergies Offshore Wind Netherlands Participations I B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Offshore Wind Netherlands Participations II B.V.	100.00%		Netherlands	Netherlands

TotalEnergies OFW NSE1 GmbH	100.00%		Germany	Germany
TotalEnergies OFW NSE2 GmbH	100.00%		Germany	Germany
TotalEnergies OFW OSE GmbH	100.00%		Germany	Germany
TotalEnergies OFW US 1, LLC	100.00%		United States	United States
TotalEnergies OFW US 4, LLC	100.00%		United States	United States
TotalEnergies OFW WB Ost GmbH	100.00%		Germany	Germany
TotalEnergies OFW WB West GmbH	100.00%		Germany	Germany
TotalEnergies P Solar HoldCo, LLC	100.00%		United States	United States
TotalEnergies Planta Solar Andalucia 3, S.L.U.	100.00%		Spain	Spain
TotalEnergies Power & Gas Belgium	100.00%		Belgium	Belgium
TotalEnergies Power Generation France	100.00%		France	France
TotalEnergies Renewables	100.00%		France	France
TotalEnergies Renewables (Cambodia) Co., Ltd	100.00%		Cambodia	Cambodia
TotalEnergies Renewables Asia	100.00%		Singapore	Singapore
TotalEnergies Renewables Australia	100.00%		Australia	Australia
TotalEnergies Renewables Big Sky Solar Holding I Corporation	50.00%	E	Canada	Canada
TotalEnergies Renewables Bulgaria	100.00%		Bulgaria	Bulgaria
TotalEnergies Renewables Business Support Chile SpA	100.00%		Chile	Chile
TotalEnergies Renewables Canada Holding Corporation	100.00%		Canada	Canada
TotalEnergies Renewables Deutschland GmbH	100.00%		Germany	Germany
TotalEnergies Renewables Development Asia Pte. Ltd.	100.00%		Singapore	Singapore
TotalEnergies Renewables Development Middle East	100.00%		France	France
TotalEnergies Renewables Development Partnership, LLC	100.00%		United States	United States
TotalEnergies Renewables Development Philippines Corporation	100.00%		Philippines	Philippines
TotalEnergies Renewables DG Asia Assets Pte Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables DG Development Asia Pte. Ltd.	100.00%		Singapore	Singapore
TotalEnergies Renewables DG Holdings Asia Pte Ltd	100.00%		Singapore	Singapore

Form 20-F 2025 TotalEnergies	F-103

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies Renewables DG MEA - Assets 1 FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Renewables DG MEA FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Renewables ESS Carling	100.00%		France	France
TotalEnergies Renewables ESS Flandres	100.00%		France	France
TotalEnergies Renewables ESS Grandpuits	100.00%		France	France
TotalEnergies Renewables Holding Hellas	100.00%		Luxembourg	Luxembourg
TotalEnergies Renewables Holding Luxembourg Nov S.A.	100.00%		Luxembourg	Luxembourg
TotalEnergies Renewables Iberica, S.L.U	100.00%		Spain	Spain
TotalEnergies Renewables India	100.00%		Luxembourg	Luxembourg
TotalEnergies Renewables Indian Ocean Ltd	100.00%		Mauritius Island	Mauritius Island
TotalEnergies Renewables International	100.00%		France	France
TotalEnergies Renewables Investments, LLC	100.00%		United States	United States
TotalEnergies Renewables Italia	100.00%		Italy	Italy
TotalEnergies Renewables Jammerland ApS	100.00%		Denmark	Denmark
TotalEnergies Renewables LandCo, LLC	100.00%		United States	United States
TotalEnergies Renewables Latin America	100.00%		Chile	Chile
TotalEnergies Renewables Lillebaelt ApS	100.00%		Denmark	Denmark
TotalEnergies Renewables Malaysia Sdn. Bhd.	100.00%		Malaysia	Malaysia
TotalEnergies Renewables Nederland A B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Renewables Nederland B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Renewables Nov	100.00%		France	France
TotalEnergies Renewables Nova Solar Holding Corporation	100.00%		Canada	Canada
TotalEnergies Renewables Oyen Wind Holding Corporation	100.00%		Canada	Canada
TotalEnergies Renewables Poland	100.00%		Poland	Poland
TotalEnergies Renewables Portugal Hibridização Gardunha, S.A.	100.00%		Portugal	Portugal
TotalEnergies Renewables Portugal Hibridização S.A.	100.00%		Portugal	Portugal
TotalEnergies Renewables Portugal International S.A.	100.00%		Portugal	Portugal
TotalEnergies Renewables Portugal SGPS	100.00%		Portugal	Portugal
TotalEnergies Renewables Portugal Sol & Vento S.A.	100.00%		Portugal	Portugal
TotalEnergies Renewables Projects Philippines Corporation	100.00%		Philippines	Philippines
TotalEnergies Renewables Projects Singapore Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables Projects Vietnam	100.00%		Singapore	Singapore
TotalEnergies Renewables R4 Holdco Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Renewables Services Bulgaria	100.00%		Bulgaria	Bulgaria
TotalEnergies Renewables Services Italia	100.00%		Italy	Italy
TotalEnergies Renewables Services Poland	100.00%		Poland	Poland
TotalEnergies Renewables Services Portugal	100.00%		Portugal	Portugal
TotalEnergies Renewables Services USA, LLC	100.00%		United States	United States
TotalEnergies Renewables Singapore Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Renewables Solar Italia	100.00%		Italy	Italy
TotalEnergies Renewables Southern Africa	100.00%		South Africa	South Africa
TotalEnergies Renewables Thailand	100.00%		Thailand	Thailand
TotalEnergies Renewables UK Limited	100.00%		United Kingdom	United Kingdom
TotalEnergies Renewables USA, LLC	100.00%		United States	United States
TotalEnergies Renouvelables Danemark ApS	100.00%		Denmark	Denmark
TotalEnergies Renouvelables France	100.00%		France	France
TotalEnergies Renouvelables Nogara	50.00%	E	France	France
TotalEnergies Renouvelables Pacific	100.00%		France	France
TotalEnergies Solar DG Nederland B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Solar France	100.00%		France	France
TotalEnergies Solar Intl	100.00%		France	France
TotalEnergies Solar Wind Indian Ocean Ltd	100.00%		Mauritius Island	Mauritius Island
TotalEnergies Springwater Solar Holdco, LLC	100.00%		United States	United States
TotalEnergies Strong, LLC	50.00%	E	United States	United States
TotalEnergies Tymochtee Solar Holdco, LLC	100.00%		United States	United States
TotalEnergies Wire 3, LLC	100.00%		United States	United States
TQN Hydro	100.00%		France	France
TQN Solar	100.00%		France	France
TQN Solar Nogara	50.00%	E	France	France
TQN Wind	100.00%		France	France
Trofeo Solar, S.L.U.	100.00%		Spain	Spain
Truyesol	50.00%	E	France	France
TSGF SpA	100.00%		Chile	Chile
TSSDG India Private Limited	100.00%		India	India
Tymochtee Solar, LLC	100.00%		United States	United States
Uusiutuva Energia Puutionsaari Oy	100.00%		Finland	Finland
Valencia Solar 1, LLC	100.00%		United States	United States
Valencia Solar 2, LLC	100.00%		United States	United States
Valencia Solar 3, LLC	100.00%		United States	United States
Valencia Solar 4, LLC	100.00%		United States	United States
Valorene	66.00%		France	France
Varadero Solar, S.L.U.	100.00%		Spain	Spain
VENTO SOLARE S.R.L.	100.00%		Italy	Italy
Vents D'Oc Centrale D'Energie Renouvelable 16	100.00%		France	France
Vents D'Oc Centrale D'Energie Renouvelable 17	50.00%	E	France	France
Vents D'Oc Centrale D'Energie Renouvelable 18	100.00%		France	France
Vertigo	25.92%	E	France	France
Vireausol	50.00%	E	France	France
VSB ENERGIA VERDE ITALIA S.R.L.	100.00%		Italy	Italy
VSB Energie Odnawialne Polska sp. z o.o.	100.00%		Poland	Poland
VSB Energiepark Fischbach GmbH & Co. KG	100.00%		Germany	Germany
VSB ENERGIES NOUVELLES	100.00%		France	France
VSB Energy GmbH & Co. KG	100.00%		Germany	Germany

F-104	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

VSB Green Yield One GmbH	100.00%		Germany	Germany
VSB Holding GmbH	100.00%		Germany	Germany
VSB Mobility GmbH	100.00%		Germany	Germany
VSB Neue Energien Deutschland GmbH	100.00%		Germany	Germany
VSB Obnovljiva Energija Hrvatska d.o.o.	100.00%		Croatia	Croatia
VSB Service GmbH	100.00%		Germany	Germany
VSB Uusiutuva Energia Suomi Oy	100.00%		Finland	Finland
VSB Windpark Arnsberg GmbH & Co. KG	100.00%		Germany	Germany
VSB Windpark Elster Repowering GmbH & Co. KG	100.00%		Germany	Germany
VSB Windpark Flintbek GmbH & Co. KG	100.00%		Germany	Germany
VSB Windpark Jördenstorf GmbH & Co. KG	100.00%		Germany	Germany
VSB Windpark Löberitz GmbH & Co. KG	100.00%		Germany	Germany
VSB Windpark Pölzig Zwei GmbH & Co. KG	100.00%		Germany	Germany
VSB Windpark Pustleben GmbH & Co. KG	100.00%		Germany	Germany
VSB Windpark Schnorbeck-Extertal GmbH & Co. KG	100.00%		Germany	Germany
VSB Windpark Vockenrod GmbH & Co. KG	100.00%		Germany	Germany
VSB Windpark Weißandt-Gölzau Zwei GmbH & Co. KG	100.00%		Germany	Germany
VSB Windpark Wirmighausen GmbH & Co. KG	100.00%		Germany	Germany
VSB Windpark Zernitz-Lohm GmbH & Co. KG	100.00%		Germany	Germany
West Burton Flexible Generation Ltd	50.00%	E	United Kingdom	United Kingdom
Wichita Data, LLC	100.00%		United States	United States
Wichita Solar I, LLC	100.00%		United States	United States
Winche Solar, S.L.U.	100.00%		Spain	Spain
Wind 1013 GmbH	100.00%		Germany	Germany
Wind 1026 GmbH	100.00%		Germany	France
Wind 1027 GmbH	100.00%		Germany	Germany
Wind 1028 GmbH	100.00%		Germany	Germany
Wind 1029 GmbH	100.00%		Germany	Germany
Windbostel Ost GmbH	50.00%	E	Germany	Germany
Windbostel West GmbH	50.00%	E	Germany	Germany
Windpark Quellendorf Eins GmbH & Co. KG	65.00%		Germany	Germany
Winergy	100.00%		France	France
Wolf Hollow I Power, LLC	100.00%		United States	United States
Wolf Hollow Services, LLC	50.00%	E	United States	United States
Woodbury Solar, LLC	100.00%		United States	United States
WP FRANCE 20	100.00%		France	France
WP France 21	100.00%		France	France
WP FRANCE 23	100.00%		France	France
WP FRANCE 24	100.00%		France	France
WP FRANCE 28	100.00%		France	France
WSB Park Wiatrowy Kepno sp. z o.o.	100.00%		Poland	Poland
Yunlin Holding GmbH	23.00%	E	Germany	Germany
Yunlin Ukco Limited	29.46%	E	United Kingdom	United Kingdom
Zenith Solar, LLC	100.00%		United States	United States
Zephyr Holdings GP, LLC	50.00%	E	United States	United States

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Refining & Chemicals
	ATLANTIC TRADING AND MARKETING INC.	100.00%		United States	United States
	BALZATEX SAS	100.00%		France	France
	BASF TOTALENERGIES PETROCHEMICALS LLC	40.00%		United States	United States
	Bay Junction Inc.	100.00%		United States	United States
	Bayport Polymers LLC	50.00%	E	United States	United States
	BORRACHAS PORTALEGRE LTDA	100.00%		Portugal	Portugal
	BOU Verwaltungs GmbH	100.00%		Germany	Germany
	BxT Trading	50.00%	E	United Arab Emirates	United Arab Emirates
	CATELSA-CACERES SAU	100.00%		Spain	Spain
	Chartering and Shipping Services Singapore Pte. Ltd.	100.00%		Singapore	Singapore
	Composite Industrie Maroc S.A.R.L.	100.00%		Morocco	Morocco
	Composite Industrie S.A.S.	100.00%		France	France
	Cosden, LLC	100.00%		United States	United States
	COS-MAR Company	50.00%		United States	United States
	Cray Valley (Guangzhou) Chemical Company, Limited	100.00%		China	China
	Cray Valley Czech	100.00%		Czech Republic	Czech Republic
	Cray Valley HSC Asia Ltd	100.00%		China	China
	Cray Valley S.A.	100.00%		France	France
	CSSA - Chartering and Shipping Services S.A.	100.00%		Switzerland	Switzerland
	EcoMotion JV GmbH	49.90%	E	Germany	Germany
	Elf Aquitaine Fertilisants	100.00%		France	France
	ESPA SARL	100.00%		France	France
	Feluy Immobati	100.00%		Belgium	Belgium
	Fina Technology, Inc.	100.00%		United States	United States
	FPL Enterprises, Inc.	100.00%		United States	United States
	Gasket (Suzhou) Valve Components Co., Ltd.	100.00%		China	China
	GASKET INTERNATIONAL SRL	100.00%		Italy	Italy
	Grande Paroisse S.A.	100.00%		France	France
	Hanwha TotalEnergies Petrochemical Co., Ltd	50.00%	E	South Korea	South Korea
	HBA HUTCHINSON BRASIL AUTOMOTIVE LTDA	100.00%		Brazil	Brazil
	Hutchinson (Chongqing) Automotive Systems Ltd	100.00%		China	China
	HUTCHINSON (MALTA) LIMITED	100.00%		Malta	Malta
	HUTCHINSON (UK) LIMITED	100.00%		United Kingdom	United Kingdom
	HUTCHINSON (WUHAN) AUTOMOTIVE RUBBER PRODUCTS COMPANY LTD	100.00%		China	China

Form 20-F 2025 TotalEnergies	F-105

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Hutchinson Aeronautique & Industrie Limited	100.00%		Canada	Canada
HUTCHINSON AEROSPACE & INDUSTRY, INC.	100.00%		United States	United States
HUTCHINSON AEROSPACE GMBH	100.00%		Germany	Germany
Hutchinson Aerospace Services SNC	100.00%		France	France
HUTCHINSON ANTIVIBRATION SYSTEMS, INC.	100.00%		United States	United States
HUTCHINSON AUTOPARTES DE MEXICO SA.DE CV	100.00%		Mexico	Mexico
HUTCHINSON BORRACHAS DE PORTUGAL LTDA	100.00%		Portugal	Portugal
HUTCHINSON CORPORATION	100.00%		United States	United States
Hutchinson d.o.o Ruma LLC	100.00%		Serbia	Serbia
HUTCHINSON DO BRASIL SA	100.00%		Brazil	Brazil
HUTCHINSON FLUID MANAGEMENT SYSTEMS INC	100.00%		United States	United States
HUTCHINSON GMBH	100.00%		Germany	Germany
Hutchinson Holding GmbH	100.00%		Germany	Germany
HUTCHINSON HOLDINGS UK LIMITED	100.00%		United Kingdom	United Kingdom
HUTCHINSON IBERIA, S.A.	100.00%		Spain	Spain
HUTCHINSON INDUSTRIAL RUBBER PRODUCTS (SUZHOU) CO,LTD	100.00%		China	China
HUTCHINSON INDUSTRIAL RUBBER PRODUCTS PRIVATE LIMITED INDE	100.00%		India	India
HUTCHINSON INDUSTRIAS DEL CAUCHO SAU	100.00%		Spain	Spain
HUTCHINSON INDUSTRIES INC.	100.00%		United States	United States
Hutchinson Japan Company Limited	100.00%		Japan	Japan
HUTCHINSON KOREA LIMITED	100.00%		South Korea	South Korea
Hutchinson Maroc S.A.R.L. AU	100.00%		Morocco	Morocco
Hutchinson Poland SP ZO.O.	100.00%		Poland	Poland
HUTCHINSON POLYMERS SNC	100.00%		France	France
HUTCHINSON PORTO TUBOS FLEXIVEIS LTDA	100.00%		Portugal	Portugal
Hutchinson Precision Sealing Systems, Inc.	100.00%		United States	United States
Hutchinson Research & Innovation Singapore Pte. Ltd.	100.00%		Singapore	Singapore
Hutchinson S.A.	100.00%		France	France
Hutchinson S.N.C.	100.00%		France	France
Hutchinson S.R.L. (Brasov)	100.00%		Romania	Romania
HUTCHINSON SEAL DE MEXICO SA.DE CV.	100.00%		Mexico	Mexico
HUTCHINSON SEALING SYSTEMS INC	100.00%		United States	United States
HUTCHINSON SRL (ITALIE)	100.00%		Italy	Italy
Hutchinson SRO	100.00%		Czech Republic	Czech Republic
HUTCHINSON STOP-CHOC GMBH	100.00%		Germany	Germany
Hutchinson Technologies (Maanshan) Co., Ltd.	100.00%		China	China
Hutchinson Technologies (Shenyang) Co., Ltd.	100.00%		China	China
HUTCHINSON TRANSFERENCIA DE FLUIDOS SA.DE CV	100.00%		Mexico	Mexico
Hutchinson Tunisie S.A.R.L.	100.00%		Tunisia	Tunisia
Hutchinson Vietnam Company Limited	100.00%		Vietnam	Vietnam
Iber Resinas S.L.	100.00%		Spain	Spain
INDUSTRIAS TECNICAS DE LA ESPUMA SL	100.00%		Spain	Spain
INDUSTRIELLE DESMARQUOY SNC	100.00%		France	France
JEHIER SAS	99.89%		France	France
JPR SAS	100.00%		France	France
KTN KUNSTSTOFFTECHNIK NOBITZ GMBH	100.00%		Germany	Germany
La Porte Pipeline Company, L.P.	19.96%	E	United States	United States
La Porte Pipeline GP, LLC	19.96%	E	United States	United States
Laffan Refinery Company Limited 1	10.00%	E	Qatar	Qatar
Le Joint Francais S.N.C.	100.00%		France	France
Legacy Site Services Funding Inc.	100.00%		United States	United States
Legacy Site Services LLC	100.00%		United States	United States
LES STRATIFIES SAS	100.00%		France	France
Lone Wolf Land Company	100.00%		United States	United States
Machen Land Limited	100.00%		United Kingdom	United Kingdom
Metafactory	100.00%		France	France
Mide Technology Corporation	100.00%		United States	United States
OLUTEX OBERLAUSITZER LUFTFAHRTTEXTILIEN GMBH	100.00%		Germany	Germany
PAMARGAN PRODUCTS LIMITED	100.00%		United Kingdom	United Kingdom
Paulstra S.N.C.	100.00%		France	France
PFW Aerospace GmbH	100.00%		Germany	Germany
PFW Havacilik Sanayi ve Dis Ticaret Limited Sirtketi	100.00%		Turkey	Turkey
PFW UK MACHINING LIMITED	100.00%		United Kingdom	United Kingdom
Polyblend GmbH	100.00%		Germany	Germany
Qatar Petrochemical Company Q.S.C. (QAPCO)	20.00%	E	Qatar	Qatar
Qatofin Company Limited	49.08%	E	Qatar	Qatar
Résilium	100.00%		Belgium	Belgium
Retia	100.00%		France	France
Retia USA LLC	100.00%		United States	United States
San Jacinto Rail Limited	17.00%	E	United States	United States
Saudi Aramco Total Refining & Petrochemical Company	37.50%	E	Saoudia Arabia	Saoudia Arabia
Septentrion Participations	100.00%		France	France
Société Béarnaise De Gestion Industrielle	100.00%		France	France
Société du Pipeline Sud-Européen	35.14%	E	France	France
Southeast Texas Pipelines LLC	40.00%		United States	United States
Stillman Seal Corporation	100.00%		United States	United States
STOP-CHOC (UK) LIMITED	100.00%		United Kingdom	United Kingdom
STR Tecoil Oy	100.00%		Finland	Finland
Synova	100.00%		France	France
TankOpslag en PijpleidingenNet N.V.	55.00%		Netherlands	Netherlands
TECHLAM SAS	100.00%		France	France

F-106	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Tesbo Oy	100.00%		Finland	Finland
TESSAF S.A.S.	50.10%		France	France
THERMAL CONTROL SYSTEMS AUTOMOTIVE (TCFR)	100.00%		France	France
Total Atlantic Trading Mexico S.A. de C.V.	100.00%		Mexico	Mexico
Total Energy Marketing A/S	100.00%		Denmark	Denmark
TotalEnergies Activités Maritimes	100.00%		France	France
TotalEnergies Belgium Services	100.00%		Belgium	Belgium
TotalEnergies Corbion B.V.	50.00%	E	Netherlands	Netherlands
TotalEnergies Fluids	100.00%		France	France
TotalEnergies Laffan Refinery Holdco	100.00%		France	France
TotalEnergies Marketing Deutschland GmbH Refining (e)	100.00%		Germany	Germany
TotalEnergies Olefins Antwerp	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals & Refining SA/NV	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals (Hong-Kong) Ltd	100.00%		Hong Kong	Hong Kong
TotalEnergies Petrochemicals (Shanghai) Co. Ltd	100.00%		China	China
TotalEnergies Petrochemicals Development Feluy	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals Ecaussinnes	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals Feluy	100.00%		Belgium	Belgium
TotalEnergies Petrochemicals France	100.00%		France	France
TotalEnergies Petrochemicals Iberica	100.00%		Spain	Spain
TotalEnergies Petrochemicals UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Pipeline USA, Inc.	100.00%		United States	United States
TotalEnergies Plastic Energy Advanced Recycling SAS	64.92%		France	France
TotalEnergies Polymers Antwerp	100.00%		Belgium	Belgium
TotalEnergies Raffinage Chimie	100.00%		France	France
TotalEnergies Raffinage France	100.00%		France	France
TotalEnergies Raffinerie Mitteldeutschland GmbH	100.00%		Germany	Germany
TotalEnergies Refinery Antwerp	100.00%		Belgium	Belgium
TotalEnergies Refinery Port Arthur, LLC	100.00%		United States	United States
TotalEnergies Refining & Chemicals Arabia	100.00%		France	France
TotalEnergies Splitter USA, Inc.	100.00%		United States	United States
TotalEnergies Trading Asia Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Trading Europe	100.00%		France	France
TotalEnergies Trading Products S.A.	100.00%		Switzerland	Switzerland
TotalEnergies Trading Storage S.A.	100.00%		Switzerland	Switzerland
TOTSA	100.00%		Switzerland	Switzerland
Totseanergy	49.00%	E	Belgium	Belgium
VIBRACHOC SAU	100.00%		Spain	Spain
Zeeland Refinery NV	55.00%		Netherlands	Netherlands

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Marketing & Services
	Antilles Gaz	100.00%		France	France
	Argedis	100.00%		France	France
	Aristea	51.00%	E	Belgium	Belgium
	Arteco	49.99%	E	Belgium	Belgium
	AS 24	100.00%		France	France
	AS 24 Belgium	100.00%		Belgium	Belgium
	AS 24 Espanola S.A.	100.00%		Spain	Spain
	AS 24 Fuel Card Limited	100.00%		United Kingdom	United Kingdom
	AS 24 Lietuva	100.00%		Lithunia	Lithunia
	AS 24 Polska SP ZO.O.	100.00%		Poland	Poland
	AS 24 Tankservice GmbH	100.00%		Germany	Germany
	BELGIAN EASY DATA DRIVEN ELECTRICAL CHARGING	100.00%		Belgium	Belgium
	C.M.T.M. CENTRE DE MANAGEMENT DE TRANSACTIONS MONETIQUES	99.90%		France	France
	Circle K Belgium	40.00%	E	Belgium	Belgium
	CLEAN ENERGY FUELS CORP	19.42%	E	United States	United States
	Elf Oil UK Aviation Limited	100.00%		United Kingdom	United Kingdom
	Elf Oil UK Properties Limited	100.00%		United Kingdom	United Kingdom
	Fioulmarket.fr	100.00%		France	France
	Gapco Kenya Limited	100.00%		Kenya	Kenya
	Gapco Tanzania Limited	100.00%		Tanzania	Tanzania
	Guangzhou Elf Lubricants Company Limited	77.00%		China	China
	Gulf Africa Petroleum Corporation	100.00%		France	France
	Hexawatt Holding	51.00%	E	France	France
	Lubricants Vietnam Holding Limited	100.00%		Hong Kong	Hong Kong
	Quimica Vasca S.A.U.	100.00%		Spain	Spain
	Saudi Total Petroleum Products	51.00%	E	Saoudia Arabia	Saoudia Arabia
	Société mahoraise de stockage de produits pétroliers	100.00%		France	France
	Société pour l'exploitation de l'usine de Rouen	98.98%		France	France
	Société Urbaine des Pétroles	100.00%		France	France
	S-OIL TotalEnergies Lubricants Co. Ltd	50.00%	E	South Korea	South Korea
	Source EV Limited	50.00%	E	United Kingdom	United Kingdom
	South Asia LPG Company Private Limited	50.00%	E	India	India
	Stedis	100.00%		France	France
	Tas'Helat Marketing Company	50.00%	E	Saoudia Arabia	Saoudia Arabia
	TEAL Mobility	50.00%	E	France	France
	TEVGO	100.00%		France	France
	Total (Tianjin) Manufacturing Co., Ltd.	77.00%		China	China
	Total Bitumen UK Limited	100.00%		United Kingdom	United Kingdom
	Total Lubricants (China) Company Limited	77.00%		China	China

Form 20-F 2025 TotalEnergies	F-107

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Total Marketing Uganda Ltd	100.00%		Uganda	Uganda
TotalEnergies (China) Investment Co Ltd	100.00%		China	China
TotalEnergies Additives and Fuels Solutions	100.00%		France	France
TotalEnergies Aviation	100.00%		France	France
TotalEnergies Aviation Suisse S.A.	100.00%		Switzerland	Switzerland
TotalEnergies Aviation Zambia Ltd	100.00%		Zambia	Zambia
TotalEnergies Bitumen Deutschland GmbH	100.00%		Germany	Germany
TotalEnergies Charging Services	100.00%		France	France
TotalEnergies Charging Services España, S.L.U.	100.00%		Spain	Spain
TotalEnergies Charging Services Singapore Pte. Ltd.	100.00%		Singapore	Singapore
TotalEnergies Charging Solutions Belgium	100.00%		Belgium	Belgium
TotalEnergies Charging Solutions Deutschland GmbH	100.00%		Germany	Germany
TotalEnergies Charging Solutions Nederland B.V.	100.00%		Netherlands	Netherlands
TotalEnergies Charging Solutions UK Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Glass Lubricants Europe GmbH	100.00%		Germany	Germany
TotalEnergies Holdings Deutschland GmbH	100.00%		Germany	Germany
TotalEnergies LPG Vietnam Company Ltd	100.00%		Vietnam	Vietnam
TotalEnergies Lubrifiants	99.98%		France	France
TotalEnergies Lubrifiants Algérie SPA	78.90%		Algeria	Algeria
TotalEnergies Lubrifiants Services Automobile	99.98%		France	France
TotalEnergies Marine Fuels Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Marketing (Cambodia) Co. Ltd	100.00%		Cambodia	Cambodia
TotalEnergies Marketing (Fiji) Pte Ltd	100.00%		Fiji Islands	Fiji Islands
TotalEnergies Marketing (Hubei) Co., Ltd	100.00%		China	China
TotalEnergies Marketing (Shanghai) Co., Ltd	100.00%		China	China
TotalEnergies Marketing African Holdings Ltd	100.00%		United Kingdom	United Kingdom
TotalEnergies Marketing Afrique	100.00%		France	France
TotalEnergies Marketing Angola S.A.	50.00%	E	Angola	Angola
TotalEnergies Marketing Antilles-Guyane	100.00%		France	France
TOTALENERGIES MARKETING ARGENTINA	100.00%		Argentina	Argentina
TotalEnergies Marketing Asia-Pacific Middle East Pte. Ltd	100.00%		Singapore	Singapore
TotalEnergies Marketing Austria Gmbh	100.00%		Austria	Austria
TotalEnergies Marketing Belgium	100.00%		Belgium	Belgium
TotalEnergies Marketing Cameroun S.A.	67.01%		Cameroon	Cameroon
TotalEnergies Marketing Ceská republika S.R.O.	100.00%		Czech Republic	Czech Republic
TotalEnergies Marketing Chile SA	100.00%		Chile	Chile
TotalEnergies Marketing Congo	100.00%		Congo	Congo
TotalEnergies Marketing Corse	100.00%		France	France
TotalEnergies Marketing Côte d'Ivoire	72.99%		Côte d'Ivoire	Côte d'Ivoire
TotalEnergies Marketing Denmark A/S	100.00%		Denmark	Denmark
TotalEnergies Marketing Dominicana, S.A.	50.00%		Dominican Republic	Dominican Republic
TotalEnergies Marketing Egypt	50.00%	E	Egypt	Egypt
TotalEnergies Marketing España, S.A.U.	100.00%		Spain	Spain
TotalEnergies Marketing Eswatini (Pty) Ltd	50.10%		Swaziland	Swaziland
TotalEnergies Marketing Ethiopia Share Company	100.00%		Ethiopia	Ethiopia
TotalEnergies Marketing France	100.00%		France	France
TotalEnergies Marketing Gabon	90.00%		Gabon	Gabon
TotalEnergies Marketing Ghana PLC	76.74%		Ghana	Ghana
TotalEnergies Marketing Guinea Ecuatorial	70.00%		Equatorial Guinea	Equatorial Guinea
TotalEnergies Marketing Guinée	100.00%		Guinea	Guinea
TotalEnergies Marketing Holdings Africa	100.00%		France	France
TotalEnergies Marketing Holdings Asia	100.00%		France	France
TotalEnergies Marketing Holdings India	100.00%		France	France
TotalEnergies Marketing India Private Ltd	100.00%		India	India
TotalEnergies Marketing Italia SpA	100.00%		Italy	Italy
TotalEnergies Marketing Jamaica Ltd	100.00%		Jamaica	Jamaica
TotalEnergies Marketing Jordan	100.00%		Jordan	Jordan
TotalEnergies Marketing Kenya PLC	93.96%		Kenya	Kenya
TotalEnergies Marketing Lebanon	100.00%		Lebanon	Lebanon
TotalEnergies Marketing Madagasikara S.A.	79.44%		Madagascar	Madagascar
TotalEnergies Marketing Malawi Ltd	100.00%		Malawi	Malawi
TotalEnergies Marketing Maroc	55.00%		Morocco	Morocco
TotalEnergies Marketing Mauritius Ltd	55.00%		Mauritius Island	Mauritius Island
TotalEnergies Marketing Mayotte	100.00%		France	Mayotte
TotalEnergies Marketing Mexico S.A. de C.V.	100.00%		Mexico	Mexico
TotalEnergies Marketing Middle East FZE	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Marketing Moçambique S.A.	100.00%		Mozambique	Mozambique
TotalEnergies Marketing Namibia (Pty) Ltd	50.10%		Namibia	Namibia
TotalEnergies Marketing Nederland NV	100.00%		Netherlands	Netherlands
TotalEnergies Marketing Nigeria PLC	61.72%		Nigeria	Nigeria
TotalEnergies Marketing Pacifique	100.00%		France	New Caledonia
TotalEnergies Marketing Polska	100.00%		Poland	Poland
TotalEnergies Marketing Polynésie	100.00%		France	French Polynesia
TotalEnergies Marketing Puerto Rico	100.00%		Puerto Rico	Puerto Rico
TotalEnergies Marketing RDC	60.00%		Democratic Republic of Congo	Democratic Republic of Congo
TotalEnergies Marketing Réunion	100.00%		France	Reunion
TotalEnergies Marketing Romania S.A.	100.00%		Romania	Romania
TotalEnergies Marketing Sénégal	69.14%		Senegal	Senegal
TotalEnergies Marketing Services	100.00%		France	France
TotalEnergies Marketing Services Brasil Lubrificantes	100.00%		Brazil	Brazil
TotalEnergies Marketing South Africa (Pty) Ltd	50.10%		South Africa	South Africa
TotalEnergies Marketing Taiwan Ltd	63.00%		TaIwan	TaIwan
TotalEnergies Marketing Tanzania Ltd	100.00%		Tanzania	Tanzania

F-108	TotalEnergies Form 20-F 2025

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

TotalEnergies Marketing Togo	76.72%		Togo	Togo
TotalEnergies Marketing Tunisie	100.00%		Tunisia	Tunisia
TotalEnergies Marketing UAE LLC	100.00%		United Arab Emirates	United Arab Emirates
TotalEnergies Marketing Uganda Ltd	100.00%		Uganda	Uganda
TotalEnergies Marketing UK Limited	100.00%		United Kingdom	United Kingdom
TotalEnergies Marketing Ukraine	100.00%		Ukraine	Ukraine
TotalEnergies Marketing USA Inc.	100.00%		United States	United States
TotalEnergies Marketing Vietnam Company Ltd	100.00%		Vietnam	Vietnam
TotalEnergies Marketing Zambia Ltd	100.00%		Zambia	Zambia
TotalEnergies Marketing Zimbabwe (Private) Ltd	80.00%		Zimbabwe	Zimbabwe
TotalEnergies MKG Luxembourg S.A.	100.00%		Luxembourg	Luxembourg
TotalEnergies Proxi Nord Est	100.00%		France	France
TotalEnergies Proxi Nord Ouest	100.00%		France	France
TotalEnergies Proxi Sud Est	100.00%		France	France
TotalEnergies Proxi Sud Ouest	100.00%		France	France
TotalEnergies Singapore Services Pte Ltd	100.00%		Singapore	Singapore
TotalEnergies Sinochem Retail Company Ltd	49.00%	E	China	China
TotalEnergies Supply Marketing Services S.A.	100.00%		Switzerland	Switzerland
TotalEnergies Turkey Pazarlama A.S.	100.00%		Turkey	Turkey
TotalEnergies Wärme&Kraftstoff Deutschland GmbH	100.00%		Germany	Germany
TotalEnergies Wash France	100.00%		France	France
Trapil	5.50%	E	France	France
Upbeatprops 100 Pty Limited	50.10%		South Africa	South Africa
Yangtze Gorges Green Way Charging Technology (Hubei) Co., Ltd.	50.00%	E	China	China

Form 20-F 2025 TotalEnergies	F-109

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 18

Business		% Company		Country of	Country of
segment	Statutory corporate name	interest	Method	incorporation	operations
Corporate
	Albatros	100.00%		France	France
	Elf Aquitaine Inc.	100.00%		United States	United States
	Elf Forest Products LLC	100.00%		United States	United States
	Elf Petroleum UK Limited	100.00%		United Kingdom	United Kingdom
	Institut Photovoltaïque D'Ile De France (IPVF)	43.00%		France	France
	Omnium Reinsurance Company S.A.	100.00%		Switzerland	Switzerland
	Pan Insurance Designated Activity Company	100.00%		Ireland	Ireland
	Socap S.A.S.	100.00%		France	France
	Société Civile Immobilière CB2	100.00%		France	France
	Sofax Banque	100.00%		France	France
	Total International NV	100.00%		Netherlands	Netherlands
	Total Operations Canada Limited	100.00%		Canada	Canada
	Total Resources (Canada) Limited	100.00%		Canada	Canada
	TotalEnergies American Services, Inc.	100.00%		United States	United States
	TotalEnergies Capital	100.00%		France	France
	TotalEnergies Capital Canada Ltd	100.00%		Canada	Canada
	TotalEnergies Capital International	100.00%		France	France
	TotalEnergies Capital USA, LLC	100.00%		United States	United States
	TotalEnergies Consulting	100.00%		France	France
	TotalEnergies Delaware, Inc.	100.00%		United States	United States
	TotalEnergies Développement Régional S.A.S.	100.00%		France	France
	TotalEnergies Digital Factory	100.00%		France	France
	TotalEnergies EP Gestion Filiales	100.00%		France	France
	TotalEnergies EP Holdings Switzerland SA	100.00%		Switzerland	Switzerland
	TotalEnergies Facilities Management Services (TFMS)	100.00%		France	France
	TotalEnergies Finance	100.00%		France	France
	TotalEnergies Finance Corporate Services Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies Finance Europe	100.00%		France	France
	TotalEnergies Finance International B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Finance USA, Inc.	100.00%		United States	United States
	TotalEnergies Funding Nederland B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Gestion USA	100.00%		France	France
	TotalEnergies Global Financial Services	100.00%		France	France
	TotalEnergies Global Human Resources Services	100.00%		France	France
	TotalEnergies Global Information Technology Services Belgium	100.00%		Belgium	Belgium
	TotalEnergies Global IT Services (TGITS)	100.00%		France	France
	TotalEnergies Global Procurement (TGP)	100.00%		France	France
	TotalEnergies Global Procurement Belgium S.A. (TGPB)	100.00%		Belgium	Belgium
	TotalEnergies Global Services Bucharest	100.00%		Romania	Romania
	TotalEnergies Global Services Philippines Inc.	100.00%		Philippines	Philippines
	TotalEnergies Holding Allemagne	100.00%		France	France
	TotalEnergies Holdings	100.00%		France	France
	TotalEnergies Holdings Europe	100.00%		France	France
	TotalEnergies Holdings Switzerland SA	100.00%		Switzerland	Switzerland
	TotalEnergies Holdings UK Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies Holdings USA, Inc.	100.00%		United States	United States
	TotalEnergies Investment (Tianjin) Co., Ltd.	100.00%		China	China
	TotalEnergies Investment Management (Tianjin) Co., Ltd.	100.00%		China	China
	TotalEnergies Investments	100.00%		France	France
	TotalEnergies Learning Solutions (TLS)	100.00%		France	France
	TotalEnergies Marketing Holdings Nederland B.V.	100.00%		Netherlands	Netherlands
	TotalEnergies Marketing Holdings South Africa ZA (Pty) Ltd	100.00%		South Africa	Netherlands
	TotalEnergies OneTech	100.00%		France	France
	TotalEnergies OneTech Belgium	100.00%		Belgium	Belgium
	TotalEnergies Participations	100.00%		France	France
	TotalEnergies Petrochemicals & Refining USA, Inc. (e)	100.00%		United States	United States
	TotalEnergies Renewables Holdings Switzerland SA	100.00%		Switzerland	Switzerland
	TotalEnergies SE	–		France	France
	TotalEnergies Security USA, Inc.	100.00%		United States	United States
	TotalEnergies Treasury	100.00%		France	France
	TotalEnergies Treasury Belgium	100.00%		Belgium	Belgium
	TotalEnergies UK Finance Ltd	100.00%		United Kingdom	United Kingdom
	TotalEnergies Ventures Europe	100.00%		France	France
	TotalEnergies Ventures International	100.00%		France	France

(a)Del Rio Funding LLC, % of control different from % of interest : 50.00%

(b)Rio Grande LNG Intermediate Holdings LLC, % of control different from % of interest : 16.67%

(c)TotalEnergies Australia Unit Trust, % of control different from % of interest : 75.16%

(d)Rio Grande LNG Train 4 Intermediate Holding LLC,% of control different from % of interest : 10.00%

(e)Multi-segment entities

F-110	TotalEnergies Form 20-F 2025